Form 20-F
period 2002-12-31
ENI SPA
filed 2003-06-30
CIK 1002242

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .

Commission file number: 1-14090

Eni SpA
(Exact name of Registrant as specified in its charter)

Republic of Italy
(Jurisdiction of Incorporation of Organization)

Piazzale Enrico Mattei 1, 00144 Rome, Italy
(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

     Shares, nominal value euro 1 each, listed on the New York Stock Exchange not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

     American Depositary Shares, each representing the right to receive five Shares, listed on the New York Stock Exchange.

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of euro 1 each	4,001,814,026

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:   Yes ☐    No ☐

     Indicate by check mark which financial statement Item the Registrant has elected to follow:

Item 17 ☐     Item 18 ☐

CERTAIN DEFINED TERMS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
STATEMENTS REGARDING COMPETITIVE POSITION
GLOSSARY
CONVERSION TABLE
PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Item 3. KEY INFORMATION
Selected Financial Information
Selected Operating Information
Exchange Rates
Risk Factors
Item 4. INFORMATION ON THE COMPANY
History and Development of the Company
BUSINESS OVERVIEW
Exploration & Production
Refining & Marketing
Petrochemicals
Oilfield Services and Engineering
Other Activities
Research and Development
Insurance
Environmental Matters
Regulation of Eni’s businesses
Property, Plant and Equipment
Organizational Structure
Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
Background and Recent Developments
Principles of Consolidation
Results of Operations
Liquidity and Capital Resources
Management Expectations of Operations
Summary of Significant Differences Between Italian GAAP and U.S. GAAP
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Compensation
Board Practices
Employees
Share Ownership
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Related Party Transactions
Item 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
Significant Changes
Item 9. THE OFFER AND THE LISTING
Offer and Listing Details
Markets
Item 10. ADDITIONAL INFORMATION
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Documents on Display
Item 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES OF MARKET RISK
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Item 15. CONTROLS AND PROCEDURES
Item 16. [RESERVED]
PART III
Item 17. FINANCIAL STATEMENTS
Item 18. FINANCIAL STATEMENTS
Item 19. EXHIBITS
Exhibit 1
Exhibit 7
Exhibit 8
Exhibit 10.1

		Page

PART II
Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	112
Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
		112
Item 15.	CONTROLS AND PROCEDURES	112
Item 16.	RESERVED	112
PART III
Item 17.	FINANCIAL STATEMENTS (**)	113
Item 18.	FINANCIAL STATEMENTS (**)	113
Item 19.	EXHIBITS	113

(*) Omitted pursuant to General Instructions for Form 20-F.

(**) The Registrant has responded to Item 18 in lieu of responding to Item 17.

     Certain disclosures contained herein including, without limitation, information appearing in «Item 4. Information on the Company», and in particular «Item 4 — Exploration & Production», «Item 5. Operating and Financial Review and Prospects» and «Item 11. Quantitative and Qualitative Disclosures of Market Risk» contain forward-looking statements regarding future events and the future results of Eni that are based on current expectations, estimates, forecasts, and projections about the industries in which Eni operates and the beliefs and assumptions of the management of Eni. Eni may also make forward-looking statements in other written materials, including other documents filed with or furnished to the U.S. Securities and Exchange Commission (the «SEC»). In addition, Eni’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements with regard to

CERTAIN DEFINED TERMS

     In this Form 20-F, the term «Eni» refers to Eni SpA and its consolidated subsidiaries and, unless the context otherwise requires, their respective predecessor companies. All references to «Italy» or the «State» are references to the Republic of Italy, all references to the «Government» are references to the government of the Republic of Italy. For definitions of certain oil and gas terms used herein and certain conversions, see «Certain Oil and Gas Terms» and «Conversion Table».

management objectives, trends in results of operations, margins, costs, return on equity, risk management and competition are forward looking in nature. Words such as ‘expects’, ’anticipates’, ‘targets’, ‘goals’, ‘projects’, ‘intends’, ‘plans’, ’believes’, ‘seeks’, ‘estimates’, variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Report under the section entitled «Risk Factors» and elsewhere. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the SEC.

CERTAIN DEFINED TERMS

     In this Form 20-F, the term «Eni» refers to Eni SpA and its consolidated subsidiaries and, unless the context otherwise requires, their respective predecessor companies. All references to «Italy» or the «State» are references to the Republic of Italy, all references to the «Government» are references to the government of the Republic of Italy. For definitions of certain oil and gas terms used herein and certain conversions, see «Certain Oil and Gas Terms» and «Conversion Table».

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Unless otherwise indicated, the financial information contained herein has been prepared in accordance with Eni Group accounting policies which are in accordance with principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri or, in the absence thereof and if applicable, the International Accounting Standards Board (collectively, «Italian GAAP»). For further details see Note 2 to the Consolidated Financial Statements as described in Note 27 to the Consolidated Financial Statements, Italian GAAP differ in certain significant respects from accounting principles generally accepted in the United States («U.S. GAAP»). Unless otherwise indicated, any reference herein to «Consolidated Financial Statements» is to the Consolidated Financial Statements of Eni (including the Notes thereto) included herein.

     Starting from 1999, Eni published its Consolidated Financial Statements in euro; prior to 1999 Eni published its Consolidated Financial Statements in Italian lire. As of January 1, 1999, the lira became a sub-unit of the euro which is now the official currency of Italy. The euro/lira exchange rate was irrevocably fixed on December 31, 1998, at lire 1936.27 per euro. Eni Consolidated Financial Statement for years prior to 1999 have been translated into euro for a better comparison of data. See «Item 3 — Selected Consolidated Financial Data». Unless otherwise specified or the context otherwise requires, references herein to «dollars», «$», «U.S. dollars» and «U.S.$» are to the currency of the United States and references to «euro» and «E» are to the currency of the European Monetary Union.

     Market share estimates contained in this document are based on management estimates unless otherwise indicated.

STATEMENTS REGARDING COMPETITIVE POSITION

     Statements made in «Item 4 — Information on the Company», referring to Eni’s competitive position are based on the company’s belief, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and Eni’s internal assessment of market share based on publicly available information about the financial results and performance of market participants.

GLOSSARY

     A glossary of financial and oil and gas terms is available on Eni’s web page at the address www.eni.it/english/notizie/mediateca/glossario_eni.html. Below is a selection of the most frequently used terms.

Financial Terms
Leverage	It is a measure of a company’s debt, calculated as the ratio between net borrowings and shareholders’ equity, including minority interests.

Net borrowings	Eni evaluates its financial condition by reference to «net borrowings», which it calculates as total debt less: cash and cash equivalent securities not related to operations, non-operating financing receivables, and other items, net. Non-operating financing receivables consists of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow.

Securities not related to operations consist primarily of government and corporate securities.

Roace	Return On Average Capital Employed, is the return on average capital invested, calculated as the ratio between: (i) net income before minority interests, plus net financial charges on net borrowings, on a post-tax basis using a deemed tax rate equal to the Italian statutory tax rate; and (ii) net average capital employed. Capital employed is defined as the sum of shareholders’ equity, minority interest and net borrowings. Expressed as a percentage.

Business terms

Associated gas	Natural gas, occurring in the form of a gas cap, overlying an oil zone, contained in the reservoir’s crude oil gas

Average reserve life index	Ratio between the amount of reserves at the end of the year and total production for the year

Barrel	Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe	Barrel of Oil Equivalent. It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.0061 in the case of gas produced outside Italy and 0.0063 in the case of gas produced in Italy due to their different calorific values.

Concession contracts	Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties on production and taxes on oil revenues to the State.

Condensates	These are light hydrocarbons produced along with gas, that condense to a liquid state at surface temperature and pressure.

Conversion capacity	Maximum amount of heavy fractions that can be processed in certain dedicated facilities of a refinery to obtain finished products.

Deep waters	Waters deeper than 200 meters.

Development	Drilling and other post-exploration activities aimed at the production of oil and gas.

EPC	Engineering, Procurement, Construction.

EPIC	Engineering, Procurement, Installation, Construction.

Exploration	Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

Infilling wells	Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

FPSO	Floating Production Storage and Offloading System.

LNG	Liquefied Natural Gas obtained through the cooling of natural gas to minus 160° C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG	Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Margin	The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemicals products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Mineral Storage	According to Legislative Decree No. 164/2000, these are volumes required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons. The purpose is to ensure production flexibility as required by long-term purchase contracts as well as to cover technical risks associated with production.

Modulation Storage	According to Legislative Decree No. 164/2000, these are volumes required for meeting hourly, daily and seasonal swings of demand.

Network Code	A Code containing norms and regulations for access to, management and operation of natural gas pipelines.

Over/Under lifting	Agreements stipulated between partners which regulate the right of each to its share in the production for a set period of time. Amounts different from the agreed ones determine temporary Over/Under lifting situations.

Primary balanced refining capacity	Maximum amount of feedstock that can be processed in a refinery to obtain finished products measured in BBL/d.

Production Sharing Agreement («PSA»)	Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, regulating relationships between States and oil companies with regards to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: «cost oil» is used to recover costs borne by the contractor, «profit oil» is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is an expression of the company’s determination.

Ship-or-pay	Clause included in natural gas transportation contracts according to which the customer is requested to pay for the transportation of gas whether or not the gas is actually transported.

Strategic Storage	According to Legislative Decree No. 164/2000, these are volumes required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Take-or-pay	Clause included in natural gas supply contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the purchaser. The purchaser has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream	The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

ABBREVIATIONS

BCF	= billion cubic feet
BOE	= barrel of oil equivalent
mm/BBL	= million barrels
KBBL/d	= thousand barrels per day
mmCF/d	= million cubic feet per day

CONVERSION TABLE

1 acre	= 0.405 hectares
1 barrel	= 42 U.S. gallons
1 barrel of oil equivalent	= 1 barrel of crude oil	= 5,600 cubic feet of natural gas in Italy(1) = 5,800 cubic feet of natural gas outside Italy(1)
1 barrel of crude oil per day	= approximately 50 tonnes of crude oil per year
1 cubic meter of natural gas	= 35.3147 cubic feet of natural gas

1 cubic meter of natural gas	= approximately 0.0063 barrels of oil equivalent in Italy(1)
= approximately 0.0061 barrels of oil equivalent outside Italy(1)
1 kilometer	= approximately 0.62 miles
1 short ton	= 0.907 tonnes	= 2,000 pounds
1 long ton	= 1.016 tonnes	= 2,240 pounds
1 tonne	= 1 metric ton	= 1,000 kilograms = approximately 2,205 pounds
1 tonne of crude oil	= 1 metric ton of crude oil	= approximately 7.3 barrels of crude oil (assuming an API gravity of 34 degrees)

(1)	The conversion factors for Eni’s natural gas in Italy and outside Italy differ due to the different product characteristics of such varieties of natural gas.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     NOT APPLICABLE

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     NOT APPLICABLE

Item 3. KEY INFORMATION

Selected Financial Information

     Financial information shown below has been extracted or derived from the audited consolidated financial statements of Eni. Starting from 1999, Eni publishes its consolidated financial statements in euro and has translated all lire amounts relating to consolidated financial statements for the year 1998 at the fixed official exchange rate of lire 1,936.27 = 1 euro. Although these statements depict the same trends as would have been shown had they been presented in lire, they may not be directly comparable to the financial statements of other companies that have also been restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the lira, but as the euro did not exist prior to January 1, 1999, actual historical exchange rates for the euro are not available. A comparison of Eni’s financial statements for the year 1998 and those of other companies that historically used a reporting currency other than the lira that takes into account actual fluctuations in exchange rates could give a different impression than a comparison of Eni’s financial statements for the year 1998 and those of that company translated into euro.

	Years ended December 31,

	1998	1999	2000	2001	2002

	(million € except number of shares and per share and per ADS data)
CONSOLIDATED INCOME STATEMENT DATA
Amounts in accordance with Italian GAAP:
Net sales from operations (1)	28,341	31,008	47,938	48,925	47,922

	Years ended December 31,

	1998	1999	2000	2001	2002

	(million 5 except number of shares and per share and per ADS data)
Operating income:
Exploration & Production	594	2,834	6,603	5,984	5,175
Gas & Power (2)	2,513	2,580	3,178	3,672	3,244
Refining & Marketing	730	478	986	985	321
Petrochemicals	—	(362)	4	(332)	(347)
Oilfield Services and Engineering	198	149	144	255	298
Other activities	(168)	(199)	(143)	(168)	(189)
Activities to be divested	(57)	—	—	—	—
Operating income	3,810	5,480	10,772	10,396	8,502
Income before extraordinary items and income taxes (3)	4,165	5,579	10,869	9,921	8,378
Net income (2) (4)	2,328	2,857	5,771	7,751	4,593
Data per ordinary share (5) (5):
Operating income	0.96	1.36	2.70	2.66	2.22
Income before extraordinary items and income taxes	1.04	1.40	2.72	2.54	2.19
Net income	0.58	0.71	1.44	1.98	1.20
Data per ADS ($) (5):
Operating income	5.57	6.92	12.66	11.83	11.65
Income before extraordinary items and income taxes (3)	6.09	7.04	12.77	11.39	11.48
Net income	3.40	3.61	6.79	8.82	6.29
Amounts in accordance with U.S. GAAP (5) (6):
Net sales from operations	25,587	28,369	45,488	45,848	43,632
Operating income (7)	3,409	4,880	9,819	8,853	7,861
Income before extraordinary items and income taxes (3)	3,617	4,912	10,067	10,330	8,350
Net income	2,064	2,873	5,758	6,317	5,292
Data per ordinary share (5) (5):
Operating income	0.82	1.18	2.42	2.21	2.00
Income before extraordinary items and income taxes (3)	0.90	1.22	2.52	2.64	2.18
Net income Basic	0.52	0.72	1.44	1.62	1.38
Diluted	0.52	0.72	1.44	1.62	1.38
Data per ADS ($) (5):
Operating income	4.77	5.96	11.36	9.83	10.49
Income before extraordinary items and income taxes (3)	5.29	6.20	11.83	11.76	11.44
Net income Basic	3.02	3.63	6.77	7.19	7.25
Diluted	3.02	3.63	6.77	7.19	7.25

	As of December 31,

	1998	1999	2000	2001	2002

	(million 5 except number of shares)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with Italian GAAP:
Total assets, net	41,336	46,197	56,363	62,736	65,808
Short-term and long-term debt	9,465	9,551	11,044	12,819	15,420
Capital stock issued	4,132	4,133	4,133	4,001	4,002
Amounts in accordance with U.S. GAAP:
Total assets, net	42,562	47,612	57,257	64,976	66,122
Short-term and long-term debt	9,367	9,389	10,810	12,379	15,320
Capital stock issued	4,132	4,133	4,133	4,001	4,002
Other Financial Information
Capital expenditure	5,152	5,483	5,431	6,577	8,048
Investments (including net borrowings of acquired companies)	413	114	4,384	4,664	1,366
Weighted average number outstanding of ordinary shares (shares million)	4,001	4,001	3,994	3,910	3,826
Dividend per share(E)	0.310	0.362	0.424	0.750	0.750
Dividend per ADS($) (8)	1.61	1.70	1.81	3.71	3.93

(1)	Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint-venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production. Without this specific provision in its PSAs, Eni would otherwise be entitled to the sale proceeds of this portion of oil and gas production withheld. Starting in 1999, in order to be consistent with international practices, Eni began classifying the value of production equivalent to such taxes as revenues and the associated taxes in the appropriate income tax account. This had the effect of increasing revenues and income taxes by euro 203 million in 1999, as well as oil and gas reserves. Prior year amounts have not been reclassified since the effect of this change on net income is immaterial. See «Item 4—Information on the Company—Exploration & Production—Oil and Natural Gas Reserves—Note 1 on page 14».

(2)	Legislative Decree No. 164 dated May 23, 2000, requires Eni to unbundle its transmission and distribution activities from other businesses in the Natural Gas segment. In connection with such decree, Eni arranged for an independent appraisal of its transmission and distribution assets which resulted in estimates of the useful lives of such assets (40 years for pipelines and 50 for distribution networks). Such useful lives have also been confirmed by various reports issued by the Italian Authority for Electricity and Gas.

Effective January 1, 2000, assets related to transmission and distribution activities are now depreciated based on the useful lives established by the aforementioned appraisal and no longer on the basis of useful lives established by the Ministry of Economy and Finance based on technical studies conducted for homogeneous industries (10 and 8% for pipelines and distribution networks, respectively). This lower rate of depreciation resulted in an increase in operating income amounting to euro 663 million, an increase in income before minority interest amounting to euro 396 million and an increase in net income amounting to euro 312 million. Also note that effective from January 2002, the new Gas & Power division is responsible for Eni’s natural gas and electricity generation activities. For comparability, results of operations and financial data of the Natural Gas and Electricity Generation segments, which were reported separately until year 2001, have been aggregated.

(3)	Extraordinary income (expense) is as defined under Italian GAAP. These items would not qualify as extraordinary under U.S. GAAP. See Notes 27 and 28 to the Consolidated Financial Statements.

(4)	Net income for 1998 includes a deferred tax asset attributable to the effect of initial application of a new accounting standard related to income taxes amounting to euro 60 million.

(5)	Euro per Share or dollars per American Depositary Share (ADS), as the case may be. Eni Shareholders’ Meeting held on June 1, 2001 resolved to convert the nominal value of Eni Shares into euro by applying the fixed exchange rate of 1936.27 lire per euro; reduce the resulting nominal value of each share from euro 0.516 to euro 0.5; group two shares of nominal value euro 0.5 into one share with nominal value of 1 euro. The conversion, due to EU requirements, was effective from June 18, 2001. Starting from the same date, each ADS represents five Eni Shares. Consequently, all earnings per Share and earnings per ADS amounts in this selected financial data corresponding to prior periods have been restated to reflect the 2 for 1 reverse stock split. Earnings per share is calculated by dividing net income by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares. In order to compare earnings per share to previous years, the number of shares issued through stock grants made in 2000, 2001 and 2002 has been added to the number of shares outstanding in previous years. The dilutive effect of potential ordinary shares when converted into ordinary shares on earnings per share is not material. At present, only shares assigned for no consideration are considered, as the conditions have not yet been met for the stock options to be exercised. See «Note 29 to the Consolidated Financial Statements — Stock Compensation». Data per ADS were translated at the Noon Buying Rate of December 31 for each year presented ($1.0485 = E1.00 at December 31, 2002). On June 20, 2003, the Noon Buying Rate was U.S. dollars 1.1616 = euro 1.00.

(6)	For information concerning certain differences between Italian GAAP and U.S. GAAP as applied to the Consolidated Financial Statements included elsewhere herein, see Notes 27 and 28 to the Consolidated Financial Statements.

(7)	See Note 28 to the Consolidated Financial Statements for details of operating income under U.S. GAAP by business segment for the last three years.

(8)	Except for year 2002, data have been translated into U.S. dollars using for each year presented the noon buying rate of the payment date.

Selected Operating Information

     The table below sets forth selected operating information with respect to Eni’s proved reserves, developed and undeveloped, of crude oil (including condensates and natural gas liquids) and natural gas, as well as other data, for the years ended and at December 31, 1998, 1999, 2000, 2001 and 2002. Such estimates of proved reserves have been prepared in accordance with Statement of Financial Accounting Standards No. 69 («SFAS 69»). See the unaudited supplemental oil and gas information on Note No. 29 to the Consolidated Financial Statements.

	Year ended at December 31,

	1998	1999	2000	2001	2002

Proved reserves at period end of:
oil (mm/BBL)	2,881	3,137	3,422	3,948	3,783
natural gas (BCF)	13,515	13,665	14,772	17,072	18,629
Proved reserves of hydrocarbons in mm/BOE at period end (1)	5,255	5,534	6,008	6,929	7,030
Finding and development costs per barrel of oil equivalent (three-year average) (2)	5.16	5.43	5.35	6.28	6.78
Reserve replacement ratio (3) (three-year average)	183	174	173	226	204
Reserve life index (4)	13.4	14.0	14.0	13.7	13.2
Average daily production of:
oil (KBBL/d)	653	674	748	857	921
natural gas (mmCF/d) (5)	2,176	2,209	2,493	2,827	3,015
Average daily production of hydrocarbons in KBOE/d (5)	1,038	1,064	1,187	1,353	1,449
Oil and gas production costs per barrel of oil equivalent (6)	3.56	3.64	3.61	3.85	3.83
Profit per barrel of oil equivalent (7)	0.13	4.11	7.86	5.48	5.08
Natural gas sales of primary distribution in Italy (8)	55.69	60.24	59.92	58.89	52.56
Natural gas sales of primary distribution in Europe (8)	—	—	1.33	3.07	8.20
Third-party transport of natural gas in Italy (8)	6.07	6.90	9.45	11.41	19.11
Length of natural gas distribution network in Italy at period end (9)	28.7	29.0	29.1	29.6	29.8
Electricity production sold (10)			4,766	4,987	5,004
Refined products production (11)	40.10	38.31	38.89	37.78	35.55
Standard capacity of wholly-owned refineries (12)	664	664	664	664	504
Capacity utilization of wholly-owned refineries (13)	103	96	99	97	99
Service stations at period end (in Italy and outside Italy)	12,984	12,489	12,085	11,707	10,762

	Year ended at December 31,

	1998	1999	2000	2001	2002

Average throughput per service station (14)	1,512	1,543	1,555	1,621	1,674
Petrochemicals production (15)	8.29	8.30	8.53	7.83	9.58
Oilfield services and engineering order backlog at period end (16)	4,934	4,439	6,638	6,937	10,065
Employees at period end (units)	78,906	72,023	69,969	70,948	80,655

(1)	Includes approximately 782, 756, 783, 728 and 779 BCF of natural gas held in storage in Italy at December 31, 1998, 1999, 2000, 2001 and 2002 respectively. See «Item 4. Information on the Company-Exploration and Production-Storage». For 1999 data see «Item 4. Information on the Company-Exploration & Production-Oil and Natural Gas reserves-Note 1 on page 14».

(2)	Consists of (i) the sum of costs incurred in respect of (a) acquisitions of unproved property and (b) exploration and development activities, divided by (ii) the increase in proved reserves attributable to (a) revisions of previous estimates, (b) improved recovery and (c) extensions and discoveries, in each case prepared in accordance with SFAS 69. In 2001 and 2002, excluding the purchase cost of unproved property of Lasmo, as well as cost incurred in connection with Iranian buy-back contract in year 2002, the indicator is 5.33 and 5.67 USD/boe respectively. See the unaudited supplemental oil and gas information in Note No. 29 to the Consolidated Financial Statements. Expressed in dollars.

(3)	Consists of (i) the increase in proved reserves attributable to (a) purchases of minerals in place, (b) revisions of previous estimates, (c) improved recovery and (d) extensions and discoveries, divided by (ii) production during the year as set forth in the reserve tables, in each case prepared in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note No. 29 to the Consolidated Financial Statements. Expressed as a percentage.

(4)	Consists of proved reserves at year-end divided by production during the year as set forth in the reserve tables, in each case presented in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note No. 29 to the Consolidated Financial Statements. Expressed on a yearly basis.

(5)	Natural gas production volumes exclude gas consumed in operations (94 mmCF/d and 132 mmCF/d in 2001 and 2002, respectively). See also «Item 4. Information on the Company-Exploration and Production-Production-Note 1 and 3 on page 16».

(6)	Consists of production costs (costs incurred to operate and maintain wells and field equipment) prepared in accordance with SFAS 69 divided by actual production net of production volumes of natural gas consumed in operations. See the unaudited supplemental oil and gas information in Note No. 29 to the Consolidated Financial Statements. Expressed in dollars.

(7)	Results of operations from oil and gas producing activities, divided by actual sold production, in each case prepared in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note No. 29 to the Consolidated Financial Statements. for a calculation of results of operations from oil and gas producing activities. Expressed in dollars.

(8)	Billions of cubic meters.

(9)	Thousands of kilometers.

(10)	Gigawatthour.

(11)	Millions of tons.

(12)	Thousands barrels/day.

(13)	Production as a percentage of capacity taking into account scheduled plant shutdowns.

(14)	Thousands of liters per day.

(15)	Millions of tons.

(16)	The sum of the order backlog of Saipem SpA and Snamprogetti SpA, expressed in millions of euro.

Exchange Rates

     Italy is one of the eleven member states of the European Monetary Union that entered the single European currency which became effective on January 1, 1999; the other countries are Austria, Belgium, Finland, France, Germany, Ireland, Luxembourg, the Netherlands, Portugal and Spain. Greece entered the single European currency on January 1, 2001. The official fixing rate of the lira versus the euro is 1,936.27 lire per euro.

     The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate in U.S. dollars per euro, rounded to the second decimal (Source: The Federal Reserve Board). Exchange rates for the year 1998 are derived dividing the official fixing rate of the lira versus the euro by the Noon Buying Rates of the lira versus the U.S. dollar.

				At
	High	Low	Average(1)	Period End

	U.S. dollars per euro
Year ended December 31
1998	1.06	1.22	1.11	1.17
1999	1.18	1.00	1.06	1.01
2000	1.03	0.83	0.92	0.94
2001	0.95	0.84	0.90	0.89
2002	1.05	0.86	0.95	1.05

(1)	Average of the Noon Buying Rates for the last business day of each month in the period.

			At
	High	Low	Period End

	U.S. dollars per euro
December 2002	1.0485	0.9927	1.0485
January 2003	1.0861	1.0361	1.0739
February 2003	1.0875	1.0708	1.0779
March 2003	1.1062	1.0545	1.0900

			At
	High	Low	Period End

	U.S. dollars per euro
April 2003	1.1180	1.0621	1.1180
May 2003	1.1853	1.1200	1.1766
June 2003 (through June 20, 2003)	1.1870	1.1616	1.1616

     Fluctuations in the exchange rate between the euro and the dollar affect the dollar equivalent of the euro price of the Shares on Telematico and the dollar price of the ADSs on the NYSE. Cash dividends related to fiscal year 2002 will be paid by Eni SpA in euro in 2003 and exchange rate fluctuations will also affect the dollar amounts received by owners of ADSs upon conversion by the Depository of cash dividends paid in euro on the underlying Shares. The Noon Buying Rate on June 20, 2003 was U.S. dollars 1.1616 = euro 1.00.

Risk Factors

     Competition

     There is strong competition worldwide, both within the oil industry and with other industries, in supplying energy to the industrial, commercial and residential energy markets. A number of Eni’s competitors have merged or may have the intention to merge and so lead to possibly stronger competition from competitors with greater financial resources. In its Exploration & Production business, particularly outside Italy, Eni encounters competition from other major international oil companies for exploration and development rights. In its natural gas business, Eni encounters increasingly strong competition from both national and international natural gas suppliers, also following the impact of the liberalization of the Italian natural gas market introduced by Legislative Decree No. 164/2000 which provides for, among other things, the opening of the entire Italian market to competition by 2003, limits to the size of gas companies relative to the market and third parties access to transport infrastructure. In its electricity business, Eni competes with other producers from Italy or outside Italy which sell electricity on the Italian market. In addition an uncertain regulatory framework and delays in the authorization process for the construction of new power plants on the part of public administrations prevent operators, amongst which Eni, from fully deploying their growth plans in the electricity business according to scheduled time. Eni faces competition from several major international oil companies in its refinery and refined product marketing businesses. In the retail market, Eni competes with third parties both in Italy and outside Italy (including major international oil companies, companies owned by oil producing nations and local operators) to obtain concessions to establish and operate service stations. Once established, Eni’s service stations compete primarily on the basis of services and availability of non-petroleum products. In Italy plans for the upgrading and efficiency improvement of a service station network can advance only in accordance with the evolution of the regulatory framework, which lags behind that of other major European countries. Eni also faces significant competition from certain international operators in the oilfield services contracting and engineering industries. Such competition is primarily on the basis of technical expertise, quality and number of services, availability of technologically advanced facilities (for example vessels, drilling plants etc.) and price.

     Cyclicality of Petrochemical Industry

     The petrochemical industry is subject to cyclical fluctuations in supply and demand, with consequent effects on prices and profitability exacerbated by the highly competitive environment of the industry. Eni’s petrochemicals operations, which are located mainly in Italy with certain plants located also outside Italy, have been in the past and may in the future be adversely affected by worldwide excess installed production capacity, as well as by economic slowdowns in many industrialized countries. The dislocation of petrochemical activities to geographical areas like the Far East and oil producing countries which provides long term competitive advantages has weakened the competitiveness of petrochemicals operations in industrialized countries, amongst which Eni’s own petrochemical operations. Petrochemicals operations in industrialized countries are also less competitive than those in the above-mentioned areas due to stricter regulatory frameworks and growing environmental concerns which prevail in industrialized countries.

     Political and Economic Considerations

     The production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks and opportunities. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields.

     The production of oil and natural gas is highly regulated and is subject to intervention by governments throughout the world in matters such as the award of exploration and production interests, the imposition of specific drilling and other work obligations, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. In addition, the oil and gas industry is subject to the payment of royalties and excise duties, which tend to be higher than those payable in respect of many other commercial activities.

     Crude oil prices are subject to international supply and demand and other factors that are beyond Eni’s control. OPEC member countries control production of a significant portion of the worldwide supply of oil and can exercise substantial influence over its price levels. International geopolitical tensions and political developments, including sanctions imposed on certain oil-producing countries on the basis of resolutions of the United Nations, can also affect world supply and prices of oil. Such factors can also affect the prices of natural gas because such prices are typically tied to the prices of certain refined petroleum products. Higher crude oil prices have a favourable impact on Eni’s results of operations and lower crude oil gives an adverse impact.

     Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries. At December 31, 2002, approximately 69% of Eni’s proved hydrocarbons reserves were located in such countries. See «Item 4 — Exploration & Production — Oil and Natural Gas Reserves». Similarly, a substantial portion of Eni’s natural gas supply comes from countries outside the EU and North America. In 2002, approximately 29% of Eni’s domestic supply of natural gas came from such countries. See «Item 4 — Gas & Power — Natural Gas Supplies». In August 1996, the United States adopted the Iran and Libya Sanctions Act (the «Sanctions Act»). The Sanctions Act requires the President of the United States to impose certain enumerated sanctions under certain circumstances on companies which engage in trade with or investment activities in Libya. Under the Sanctions Act, sanctions against Libya are expected to be applied until the President of the United States decides that Libya has complied with UN resolutions No. 731 of 1992 and No. 883 of 1993. Recent signs of a new Libyan attitude to the solution of existing controversies have led the UN to suspend Resolutions No. 731 and 883. Eni cannot predict interpretations of, or the implementation policy of the U.S. Government with respect to the Sanctions Act. However, Eni does not believe that the Sanctions Act will have a material adverse effect on its financial condition or results of operations. For a description of Eni’s operations in Libya and Iran see «Item 4 — Information on the Company — Exploration and Production — North Africa and Rest of the World.»

     Liberalization of the Italian Natural Gas Market

     Legislative Decree n. 164 dated May 23, 2000 introduced rules for the liberalization of the Italian natural gas market which management believes will have a significant impact on Eni’s activity, as the company is present in all the phases of the natural gas chain. The decree, among other things, establishes:

•	opening of the entire market to competition by 2003; this means that by then all customers are free to chose their supplier of natural gas;

•	until December 31, 2010 antitrust thresholds to operators calculated as a percentage share of national consumption set as follows: (i) effective January 1, 2002 75% for imported or domestically produced natural gas volumes input in the national transport network and destined to sales; this percentage is to decrease by 2 percentage points per year until it reaches 61% in 2009; (ii) effective January 1, 2003 50% for sales to final customers. These ceilings are calculated on a three-year base net of losses (in the case of sales) and own consumption;

•	the Authority for Electricity and Gas determines criteria for transport, dispatching, storage, use of LNG terminals and tariffs for natural gas for distribution by means of local networks;

•	third parties are allowed to access infrastructure according to set conditions.

     In order to meet the medium and long-term demand of natural gas in particular of the Italian market, Eni entered into long-term purchase contracts with producing countries that currently have a residual average term of approximately 17 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about

66 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 10 and Norway 6) by 2008. The above quantities are based on the annual contract quantity of the relevant contract. The average annual minimum quantity is approximately 85% of said quantities. In order to comply with the above mentioned regulatory thresholds relating to volumes input to the national transport network, Eni signed multi-annual contracts with third party importers to sell natural gas volumes exceeding said thresholds outside of the Italian territory; in prior years these volumes were imported into Italy and sold to Italian consumers by Eni. This change in the sale mix is structural and will adversely affect Eni’s results of operations. Further, management expects Eni’s margins on natural gas in Italy to come under pressure in future years due to the entry into the market of new competitors including the above mentioned third parties which purchase natural gas from Eni outside the Italian territory and resell it to Italian customers. Finally due to the antitrust threshold on direct sales in Italy, management expects Eni’s natural gas sales in Italy to increase at a rate that cannot exceed the growth rate of natural gas demand in Italy. Management believes all these developments might have a material adverse impact on Eni’s results of operations.

     To date Eni’s natural gas supply contracts have not entailed the application of take-or-pay clauses. Natural gas imports for the next few years have been programmed based on the highest flexibility allowed by longterm supply contracts, assuming that access capacity to the Italian network will be available in accordance with said flexibility. However, this assumption may be inconsistent with the current network code as established by the Authority for Electricity and Gas with decision No. 137 of July 17, 2002, in implementation of article 24, line 5 of Legislative Decree No. 164/2000. Decision No. 137 established priority criteria for the entitlement of transmission capacity at entry points from international networks into the domestic network. Entitlement periods can last no longer than five years. In particular it recognises priority access to take-or-pay contracts entered into before 1998, within the limit of the average daily contractual quantity. There is therefore no guaranteed access priority for the whole contractual flexibility. In fact, take-or-pay contracts entered by Eni before 1998 envisage Eni’s right to withdraw daily amounts larger than the average daily contractual amount; this contractual flexibility provided by the difference between the maximum daily amount Eni is entitled to and the average contractual daily amount is used in particular in winter. In the event of congestion at entry points, natural gas volumes not receiving a priority are assigned available transmission capacity on a pro-rata basis. Decision No. 137 establishes a transitional regime according to which for thermal year 2002-2003 access priority is granted also for two thirds of the difference between maximum contractual daily amounts and average daily amounts. For the thermal year 2003-2004, priority will be granted for only one third of that difference. On November 6, 2002 Eni filed a claim with the Regional Administrative Court of Lombardia requesting the annulment of decision No.137/2002 as Eni considers this decision non consistent with the overall rationale of the European natural gas framework, especially with reference to Directive 98/30/CE and Legislative Decree No. 164/2000. In case of an unfavourable outcome of this matter, management believes that Eni’s results of operations could be negatively affected should market conditions prevent Eni from selling its whole availability of natural gas under take-or pay contract obligations. See »Item 5—Management Expectations of Operations».

     On November 21, 2002 the Italian Antitrust Authority concluded the inquiry started on request of Blugas SpA concerning Eni’s alleged violation of competition rules, and acquitted Eni for the specific case of Blugas (deriving from the fact that in the spring-summer of 2001 Eni partially accepted Blugas’s request to access the network) but judged that Eni had abused of commanding position for having given, with the aim of respecting binding market thresholds, priority access to Italian purchasers with which Eni had entered supply contracts with volumes bought out of Italy supplied at entry points into the Italian network. The Antitrust Authority considers that these contracts infringe the rationale of article 19 of Legislative Decree No. 164/2000 which defines the limits for volumes to be input by a single operator into the national network. Given this infringing behavior and the lack of clarity of Italian regulations and Eni’s availability to increase the transmission capacity of gaslines outside Italy, the Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit «a report indicating measures to be taken to eliminate infringing behaviors with specific attention to the upgrading of the transmission network or equivalent actions». Eni filed this report on March 6, 2003. On February 5, 2003 Eni filed a claim with the Regional Administrative Court of Lazio in Rome requesting the annulment of the measures taken by the Authority.

     Eni cannot predict the final outcome on this matter and future developments in the more general institutional debate ongoing on the liberalization of the natural gas market in Italy as confirmed by the joint official inquiry regarding the Italian gas market started in March 2003 by the Authority for electricity and gas and the Antitrust Authority with the aim of acquiring elements and information useful to define actions to improve competition. Management believes this is an area of concern and cannot exclude negative impacts on Eni’ s results of operations in future years.

     Environmental Regulation

     Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemicals operations. These laws and regulations may also restrict air emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although Eni, considering the actions already taken, the insurance policies to cover environmental risks and the provisions for risks accrued, does not currently expect any material adverse effect upon its results of operations and financial position as a result of its compliance with such laws and regulations, there can be no assurance that this will be the case due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of Decree No. 471/99 of the Ministry of Environment (which implements Legislative Decree No. 22/97, the “Ronchi Decree”); (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

     Risks deriving from changes in oil prices and in natural gas, refined and petrochemical products prices and margins (1)

     Operating results in certain of Eni’s businesses, particularly the Exploration & Production, Refining & Marketing, Gas & Power and Petrochemical segments are affected by changes in the price of oil and by their impact on prices and margins of natural gas and refined and petrochemical products. Overall, higher oil prices have a net positive impact on Eni’s results of operations. The effect of higher oil prices on Eni’s average realized price of oil is generally immediate. However Eni’s average realized price for oil differs from the price of marker crude Brent due primarily to the circumstance that Eni’s production slate, including also heavy crudes, has a lower API gravity compared with Brent crude (when processed the latter allows for higher yields of valuable products compared to heavy crudes, hence higher market price). In addition changes in relative prices of Brent crude oil and heavy crudes cause changes in the results of operations of Eni’s Exploration & Production segment from one year to the year.

     A time lag exists between movements in oil prices and movements in the prices and margins of natural gas and refined and petrochemical products. In particular, the prices under natural gas purchase and sale contracts, which generally are for multiyear terms, are typically updated automatically by reference to the market prices of certain refined products and oil during a prior period, and therefore tend to mitigate the impact of changes in oil prices on Eni’s operating results. However, since Eni’s natural gas purchase and sale contracts are indexed to different refined products and types of oil, in different proportions and as measured over different reference periods, and are denominated in different currencies, Eni’s unit margins for natural gas may be significantly affected in the short term by variations in refined product and oil prices and exchange rates. In secondary distribution of natural gas, despite the passage of all customers from non eligible to eligible from January 1, 2003, the Authority for Electricity and Gas still establishes reference sale prices for non eligibile customers in order to allow for a gradual and regular transition to a free market, in accordance with the provisions of a Decree of the President of the Council of Ministers of October 31, 2002. In this segment, sale prices can be affected by Government regulations aimed at fighting inflation that limit the ability to transfer natural gas purchase costs onto the final sale price.

     The results of operations of Eni’s Refining & Marketing segment are substantially affected by changes in European refining margins which reflect changes in relative prices of crude oil and refined products. Generally, a time lag exists between changes in oil prices and movements in refined products prices. In recent years the latter factor has more markedly influenced the trends in refining margins.

     Eni’s petrochemical products margins are affected by trends in demand and changes in oil prices which influence changes in cost of petroleum-based feedstock. Generally, an increase in oil price determines a decrease in petrochemical products margins on the short term. Prolonged weakness of international economy as well as Eni’s own structural weaknesses have prevented Eni’s Petrochemical segment from returning to profitability in recent years. Due to industry conditions and weak economic growth, management does not expect any significant improvement in petrochemicals segment profitability over the foreseeable future.

     Weather in Italy and Seasonality.

     Significant changes in weather conditions in Italy from year to year may cause variations in demand for natural gas and some refined products; in colder years, demand is higher. Accordingly, the results of operations of the Gas & Power segment and, to a lesser extent, the Refining & Marketing segment, may be affected by such variations in weather conditions. In addition, Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand for which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months.

     Exchange Rates.

     Movements in the exchange rate of the euro against the U.S. dollar can have a material impact on Eni’s results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, U.S. dollars, while a significant portion of Eni’s expenses is denominated in euro. Similarly, prices of Eni’s petrochemical products generally are denominated in, or linked to, euro, whereas expenses in the Petrochemicals segment are denominated both in euro and U.S. dollars. Accordingly an appreciation of the U.S. dollar versus the euro generally has a positive effect on Eni results of operations, and vice-versa.

     Interest Rates.

     Interest on Eni’s debt is primarily indexed at a spread to benchmark rates such as the Europe Interbank Offered Rate, «EURIBOR» and the London Interbank Offered Rate, «LIBOR». As a consequence, movements in interest rates can have a material impact on Eni’s financial expense in respect of its net borrowings, which amounted to euro 11,141 million at December 31, 2002.

     Uncertainties in Estimates of Oil and Natural Gas Reserves

     Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition changes in oil and natural gas prices could have an effect on the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. In addition the reserves estimates are subject to revision as prices fluctuate due to the cost recovery feature under certain Production Sharing Agreements (PSA). Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.

Item 4.  INFORMATION ON THE COMPANY

History and Development of the Company

     Eni SpA with its consolidated subsidiaries is engaged in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni has operations in about 70 countries and 80,655 employees as of December 31, 2002.

     Eni, the former Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, was transformed into a joint stock company by Law Decree 333 of July 11, 1992 published in the Official Gazette of the Republic of Italy no. 162 of July 11, 1992 (converted into law on August 8, 1992, by Law 359, published in the Official Gazette of the Republic of Italy no. 190 of August 13, 1992). The shareholders’ meeting of August 7, 1992 resolved that the company be called Eni SpA. Eni is registered at the Companies Register of Rome, register tax identification number 00484960588, VAT number 00905811006, R.E.A. Rome no. 756453. Eni is expected to remain in existence until December 31, 2100; its duration can however be extended by resolution of the shareholders.

     Eni’s registered head office is located at Piazzale Enrico Mattei 1, Rome, Italy (telephone number: +39-0659821). Eni branches are located in:

•	San Donato Milanese (Milan), Via Emilia, 1;

•	San Donato Milanese (Milan), Piazza Ezio Vanoni, 1;

•	Gela (Sicily), Strada Provinciale, 82.

     Internet address: www.eni.it

     Eni’s principal segments of operations and subsidiaries are described below.

     Agip SpA was merged into Eni SpA effective as of January 1, 1997 to become Eni’s Exploration & Production division. Eni conducts its exploration and production activities through its Exploration & Production division and certain operating subsidiaries. Eni’s exploration, development and production activities commenced in 1926, when Agip was formed by the Government with a mandate to explore for and develop oil and natural gas. Exploration & Production operations are principally conducted in Italy, North Africa, West Africa, the North Sea and the Gulf of Mexico; it also operates in areas such as Latin America, Australia, the Middle and Far East and the Caspian Sea where Eni has recently entered. In 2002, Eni produced 1,449,000 BOE/d of hydrocarbons and, at December 31, 2002, it had estimated proved reserves of 7,030 mmBOE with a life index of 13.2 years. In 2002, Eni’s Exploration & Production segment had net sales from operations (including intersegment sales) of euro 12,877 million and operating income of euro 5,175 million.

     Snam SpA was merged into Eni SpA effective as of February 1, 2002 to become Eni’s Gas & Power division. Eni now conducts its natural gas and electricity generation activities through its Gas & Power division and certain operating subsidiaries. Eni natural gas supply, transmission and distribution activities commenced in the 1940s with the commercial sale of natural gas to industrial users in Northern Italy. In 2002, Eni’s primary distribution sales of natural gas totaled 52.56 billion cubic meters in Italy and 8.2 billion cubic meters in Europe. Primary distribution sales include sales to wholesalers, mainly local distribution companies, and large industrial and thermoelectric users which are supplied by a high and medium pressure gas pipeline network. Eni’s high and medium pressure gas pipeline network for primary distribution is about 30,000-kilometres long in Italy, while outside Italy Eni holds transmission rights on over 3,700 kilometers of high pressure pipelines. Effective on July 1, 2001 Eni’s natural gas transport network in Italy was conferred to Snam Rete Gas SpA. In December 2001 shares representing 40.24% of Snam Rete Gas capital were sold through an initial public offering with proceeds of euro 2.2 billion. Snam Rete Gas transports natural gas on behalf of Eni and third parties («shippers»); in 2002 transported volumes were 73.7 billion cubic meters, of which 19 billion on behalf of third parties. Eni operates directly in retail distribution (“secondary distribution”) of natural gas which includes almost exclusively sales made by local distribution companies to commercial and residential users through a low pressure gas pipeline network. Eni operates in secondary distribution in Italy through Italgas—the largest local distribution company in Italy—of wholly owned by Eni following the tender offer successfully closed in January 2003 and the subsequent squeeze-out of remaining minority shareholders. Eni also operates in secondary distribution activities outside Italy in Hungary through

Tigaz, in Argentina through Distribuidora de Gas Cuyana and in Slovenia through Adriaplin. In 2002, Eni’s secondary distribution sales were 7.84 billion cubic meters in Italy and 3.79 billion cubic meters outside Italy. Eni’s secondary distribution network in Italy is over 46,000-kilometres long and over 30,000-kilometres long outside Italy.

     Eni conducts its electricity generation activities through Enipower SpA which owns and manages Eni’s power stations of Livorno, Taranto, Mantova, Ravenna and Brindisi with a total installed capacity of 1,000 megawatts and annual production sold of about 5,000 gigawatthour. Eni owns other minor power stations located in Eni’s petrochemical plants and refineries whose production is mainly for internal consumption. The accounts of these power stations are reported within Eni’s Refining & Marketing and Petrochemicals segment.

     In 2002, Eni’s Gas & Power segment had net sales from operations (including intersegment sales) of euro 15,297 million and operating income of euro 3,244 million.

     AgipPetroli SpA was merged into Eni SpA effective January 1, 2003 to become Eni’s Refining & Marketing division. Eni now conducts its refining and marketing activities through the Refining & Marketing division and certain operating subsidiaries. Activities commenced in the 1930s, when Eni initiated the development of the industrial and retail markets for refined products in Italy. Eni’s refining and marketing activities are located primarily in Italy, Europe and Latin America. Eni has the largest retail market share of refined products retail in Italy, equal to 37.5% of such market; its brands are Agip and IP. In 2002, sales of refined products totaled 52 million tons, of which 33 million in Italy. Eni’s total processing capacity of wholly-owned refineries amounted to 504,000 barrels per day at December 31, 2002. In 2002, Eni’s Refining & Marketing division had net sales from operations (including intersegment sales) of euro 21,546 million and operating income of euro 321 million.

     Eni’s petrochemical activities commenced in the 1950s, when it began production of basic petrochemicals at its Ravenna industrial complex. Through Polimeri Europa SpA and EniChem SpA (now Syndial SpA) and their subsidiaries, Eni operates in olefins and aromatics, basic intermediate products, chlorine derivatives, polyethylene, polystyrenes and elastomers. Eni’s petrochemical operations are concentrated in Italy and in Western Europe. In 2002, Eni sold 6.3 million tons of petrochemical products. In 2002, Eni’s Petrochemicals segment had net sales from operations (including intersegment sales) of euro 4,781 million and an operating loss of euro 347 million.

     Eni’s oilfield services and engineering activities commenced in the late 1950s. Through Saipem SpA (a 43% owned subsidiary) and its subsidiaries, Eni operates in offshore construction, in particular subsea pipe laying and floating production systems. Eni owns and operates a fleet of world class marine service vessels, able to drill wells 10,000 meters deep in water depths of up to 3,000 meters and to lay pipelines up to 60 inches in diameter in water depths up to 2,150 meters. Through Snamprogetti SpA (a wholly owned subsidiary) and its subsidiaries Eni is a provider of engineering and project management services to the oil and petrochemical industries. In 2002, Eni’s Oilfield Services and Engineering segment had net sales from operations (including intersegment sales) of euro 4,546 million and operating income of euro 298 million.

     Strategy

     Eni intends to maintain strong hydrocarbon production growth by developing existing projects and continuing its program of rationalisation of its mineral asset portfolio aimed at increasing its value by focusing on strategic areas with sound growth potential and exiting marginal ones. In gas activities Eni intends to increase sales in European markets and maintain sale levels in Italy by leveraging on expected natural gas demand growth, an effective marketing policy and the development of power generation capacity in its industrial plants.

     In the downstream oil segment Eni intends to reposition its activities by completing the upgrading of its distribution network in Italy and developing its presence in selected areas in Europe, where it can leverage on operating synergies and a well established brand.

     In oilfield services and engineering activities, Eni intends to concentrate its presence in the strategic segments of: (i) large projects for the development of offshore hydrocarbon reserves; (ii) construction of industrial complexes based on the application technologies for hydrocarbon production, treatment and transmission as well as the upgrading of natural gas and heavy crudes.

     At the same time, Eni intends to reduce capital employed in non core businesses and to integrate its core activities in order to support international growth by means of integrated projects and improve its competitive positioning. Management plans to continue improving efficiency levels working on cost structure and capital expenditure processes.

     Strong attention will be devoted to R&D, which management believe to be the key factor for the future development of the oil industry. Eni intends to increase financial resources dedicated to this activity; in addition, management intends to focus resources on those strategic projects through which Eni believes to achieve competitive advantages in the medium to long term.

     Eni intends to pursue its growth strategy by implementing a four-year capital expenditure plan of euro 23 billion, about 80% of which in the Exploration & Production and Gas & Power segments. Management expects cash flow from operations to satisfy financial requirements related to new capital expenditure, the payment of dividends and the share buy-back program, while at the same time leaving enough resources to finance additional growth options in core activities.

     Recent developments

     The most significant events in the development of Eni occurred during 2002 and to date in 2003 were the following:

•	Within its strategy of commercial policy integration and development of its natural gas segment also at international level, on November 25, 2002 Eni launched a public tender offer on all Italgas SpA ordinary shares outstanding not owned directly or indirectly by Eni, corresponding to approximately 56% of Italgas’ share capital. Eni offered a price of euro 13 per share, to be fully paid in cash. The public offering successfully closed on January 27, 2003 and Italgas shares were withdrawn from listing on the Italian Stock Exchange effective on February 7, 2003. Following the squeeze-out of the remaining minority shareholders, Eni now owns 100% of the share capital of Italgas. Total consideration paid pursuant to the tender offer amounted to approximately euro 2.5 billion;

•	In March 2003 Eni completed the purchase of the Norwegian oil company Fortum Petroleum AS, which in 2002 produced 39 KBOE/d and held proved reserves of 159 mmBOE as of December 31, 2002. Total consideration plus financial debt acquired amounted to U.S. dollar 975 million. Management expects this acquisition to increase Eni’s hydrocarbon production in Norway in 2003 by approximately 40% from current level (94 KBOE/d);

•	Eni is pursuing a program for the rationalization of its portfolio of mineral assets aimed at concentrating its activities in areas with significant growth potential where Eni is the operator: in 2002 Eni sold 16 interests in fields in the North Sea, Italy and Qatar, as well as exploration permits and other assets; total proceeds amounted to euro 390 million. At the same time Eni acquired interests in operated or partially held assets in Kazakhstan, the United Kingdom, Norway and Australia for a total consideration of euro 317 million;

•	Within the North Caspian Sea PSA (of which Eni is single operator with a 16.67% interest) the importance of the Kashagan oil field discovery in the Kazakh offshore of the Caspian Sea was confirmed by the appraisal activities performed and underway in the area. According to the management, this field represents the most important discovery in the oil industry of the past thirty years;

•	In Libya, within the development (of which Eni is operator with a 50% interest) of the natural gas, oil and condensates fields of Wafa in the NC-169 A onshore permit and of Bahr Essalam (former structure C) in the NC-41 offshore permit, EPIC/EPC contracts were awarded for the construction of hydrocarbon treatment plants, an offshore production platform and relevant infrastructure. Management expects production to start in 2004 at Wafa and in 2005 at Bahr Essalam. Natural gas produced from both fields is planned to be transmitted to Italy trough an underwater pipeline linking Mellitah on the Libyan coast to Gela in Sicily. Management expects the laying of the pipeline to start in the second half of 2003 and transport operations to start in 2005. Natural gas volumes are projected to reach 8 billion cubic meters per year (Eni’s share is 4 billion). Such volumes have already been booked by operators in the natural gas sector under long-term supply contracts. Eni’s share of the total capital expenditure for the whole project amounts to euro 3.8 billion; of which 3.2 billion for the upstream phase;

•	In Angola, in Block 15 (Eni’s interest 20%) development is ongoing of the oil fields discovered in the Kizomba area. This project is going to be carried out in phases. The first one, under completion, concerns the development of the Hungo and Chocalho fields; management expects production to start in 2004. For the purposes of the second phase, concerning the development of the Kissanje and Dikanza fields expected to start up in 2005, in January 2003 an FPSO vessel with a 250,000 KBBL/d treatment capacity and storage capacity of 2 million barrels was commissioned. Eni’s share of capital expenditure for the two phases amounts to U.S. dollar 1.29 billion;

•	Eni and EnBW (Energie Baden-Württemberg AG, a German operator in electricity) acquired through a 50/50 German joint venture (EnBW-Eni Verwaltungsgesellschaft mbH) a 97.81% interest in GVS (Gasversorgung Süddeutschland GmbH), a regional operator in natural gas distribution in Germany GVS transports and sells approximately 7 billion cubic meters per year. The joint venture partners financed the transaction through a capital increase of about euro 178 million (Eni share is euro 89 million) as well as recourse to financial markets. The acquisition of GVS marks Eni’s entrance in a large natural gas market;

•	Within its strategy of international expansion of gas activities, on March 14, 2003 Eni reached a final agreement with Spanish company Unión Fenosa SA for the purchase of a 50% interest in its subsidiary Unión Fenosa Gas. This transaction will be completed after the granting of authorizations by the relevant antitrust authorities; management expects Eni to pay euro 440 million as consideration. The transaction when finalised represents an important step in Eni’s strategy of international expansion and will strengthen Eni’s presence in the Spanish natural gas market, which management believes to have growth prospects and where Eni intends to increase its market share;

•	The Blue Stream underwater pipeline linking Russia to Turkey through the Black Sea for the transportation of natural gas from Russia to the Turkish market was completed by the end of 2002. Commercial operations started in February 2003; management plans to supply the Turkish market with a maximum amount of 16 billion cubic meters of natural gas per year (Eni’s share is 8 billion cubic meters);

•	Eni transferred its Priolo Refinery in Sicily to a newly established company in which Eni holds a minority stake (20%). Management plans to reduce progressively Eni’ refinery intake for its own account, targeting a reduction of 7.5 million tonnes per year by year 2006. Accordingly this transaction represents an important step in Eni’s strategy of downsizing its refining system, aimed at better balancing its own production with demand and at increasing supply flexibility;

•	Eni continued its program for the restructuring of its distribution network in Italy, aimed at reaching European standards in terms of average throughput and services to customers. In 2002, Eni sold 246 service stations, closed down 549 service stations and upgraded its main network by building and purchasing about 150 owned and leased service stations. Average throughput in Italy increased by 3.9%. In 2003, management plans to sell further 330 service stations following agreements already finalized;

•	Eni, through its subsidiary Saipem, purchased 100% of share capital of Bouygues Offshore through a public tender offer. Saipem offered a price of euro 60.08 per share, to be fully paid in cash. Total consideration amounted to euro 906 million (net of cash acquired for euro 100 million). The combination of Saipem’s construction capabilities supported by technologically advanced vessels and Bouygues Offshore’s engineering and project management expertise will strengthen Eni’s competitive position in the segment of large EPIC projects for the development of hydrocarbon fields.

     In 2002 Eni invested about euro 8 billion in new capital expenditure and financial investments. Capital expenditure (euro 6.6 billion) referred principally to the development of hydrocarbons reserves and exploration expenditure, the development and upgrade of Eni’s natural gas transport system, the expansion of power generation capacity, the maintenance of refineries as well as the upgrading of Eni’s network of service stations. Financial investments (euro 1.4 billion) referred in particular to the acquisition of 100% of Bouygues Offshore.

     In 2001 Eni invested about euro 11.3 billion in new capital expenditure and financial investments. Capital expenditures (euro 6.6 billion) referred principally to the development of hydrocarbons reserves and exploration expenditure, the development and upgrade of Eni’s natural gas transport system, the maintenance of refineries and petrochemicals plants as well as the upgrading of Eni’s network of service stations. Financial investments (euro 4.7 billion, including net borrowings) referred in particular to the completion of the acquisition of Lasmo for a total of euro 4,128 million (including net borrowings for about euro 970 million)

and the purchase of 50% of Polimeri Europa — the remaining 50% already owned by Eni — (euro 204 million). Main divestment occurred in 2001 concerned: (i) 40.24% of share capital of Snam Rete Gas, a company indirectly wholly-owned by Eni, through means of an initial public offering and a private placement to foreign professional and institutional investors. The offering price was set at euro 2.8 per share with. Total consideration from the offering amounted to euro 2.2 billion in cash; (ii) 100% of share capital of Immobiliare Metanopoli, a wholly owned Eni’s subsidiary, as well as other Eni’s real estate for total consideration of euro 754 million in cash; (iii) the polyurethane business to Dow Chemical for a consideration of euro 428 million, of which euro 128 million in cash, euro 204 million corresponding to a 50% interest in Polimeri Europa (of which Eni already owns 50%) and euro 96 million of royalty rights for the use of Dow proprietary technology.

     In 2000, Eni invested about euro 9.8 billion in new capital expenditures and financial investments. Capital expenditure in 2000 (euro 5.4 billion) referred principally to the development of hydrocarbon reserves, exploration expenditure, the acquisition of proved and unproved reserves of hydrocarbons, the development and upgrade of Eni’s natural gas transport system, the maintenance of refineries and petrochemicals plants as well as the upgrading of Eni’s network of service stations. Financial investments (euro 4.4 billion, including net borrowings) referred in particular to the purchase of 28% of the share capital of Lasmo Plc as a result of a Public Offering launched by Eni on December 31, 2000 (euro 1,225 million), the acquisition of British-Borneo for euro 1,263 million (847 are net borrowings) and of 33.34% of Galp (euro 964 million).

BUSINESS OVERVIEW

Exploration & Production

     Eni operates in the exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea and the Gulf of Mexico. It also operates in areas with great development potential such as Latin America, Australia, the Middle and Far East and the Caspian Sea.

     In 2002, Eni’s Exploration & Production segment had net sales from operations (including intersegment sales) of euro 12,877 million and operating income of euro 5,175 million.

     Eni is pursuing an aggressive production growth strategy aimed at achieving a daily production target in excess of 1.8 million boe by 2006, which corresponds to an annual increase of approximately 6% over the next four years. Management plans to increase production by developing in areas where Eni has a consolidated presence and through the start-up of important projects in Libya, the deep offshore of West Africa, Iran and Kazakhstan. Eni intends to continue the rationalization of its asset portfolio, started after the purchase of British-Borneo Plc and Lasmo Plc, in order to increase its value by focusing on strategic areas with the highest growth potential and exiting marginal areas with limited growth prospects. Management plans to concentrate exploration expenditure in areas with high mineral potential, capable of providing the highest returns. In 2002, beside the successful continuation of exploration activities in the Caspian Sea, Eni made discoveries in Italy, Egypt, Angola and Nigeria. Eni will continue to improve its performance by searching for operating solutions aimed at reducing operating costs and increasing synergies.

     Oil and Natural Gas Reserves

     Eni’s proved reserves of hydrocarbons at December 31, 2002 totaled 7,030 mmBOE (oil and condensates 3,783 mmBBL; natural gas 18,629 BCF), increasing by 101 million boe over 2001, due to: (i) new discoveries and extensions (338 mmBOE), in particular in Nigeria, Kazakhstan, Australia and Italy; (ii) revisions of previous estimates (337 mmBOE), in particular in Kazakhstan, Angola and Nigeria; (iii) acquisitions (39 mmBOE), in particular interests in fields in the British and Norwegian sections of the North Sea and Australia; (iv) improved recovery (15 mmBOE) in particular in Algeria. Increases in proved reserves were offset in part by production for the year and the sale of interests in fields in Italy, Qatar and the British section of the North Sea (96 mmBOE). The increase in proved reserves allowed to replace 119% of production; this average was 129% without taking into account the effect of rationalizations. The average reserve life index is 13.2 years (13.7 in 2001).

     Proved developed reserves at December 31, 2002, amounted to 3,703 mmBOE (2,241 mmBBL of oil and condensates and 8,354 BCF of natural gas) representing 53% of total estimated proved reserves (54% and 50% at December 31, 2001 and 2000, respectively).

     The table below sets forth a geographical breakdown of Eni’s estimated proved reserves of hydrocarbons, on a barrel of oil equivalent basis, for the periods indicated.

	Year ended December 31,

	1998	1999 (1)	2000	2001	2002

	(mmBOE)
Italy	1,574	1,477	1,389	1,315	1,199
North Africa	1,686	1,849	1,929	2,122	2,033
West Africa	910	1,067	1,093	1,136	1,287
North Sea	666	646	700	879	825
Rest of World	419	495	897	1,477	1,686

Total	5,255	5,534	6,008	6,929	7,030

(1)	Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint-venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production. Without this specific provision in its PSAs, Eni would otherwise be entitled to the sale proceeds of this portion of oil and gas production withheld. Starting in 1999, in order to be consistent with international practices, Eni began classifying the tax oil withheld directly by its joint-venture partners which are State-owned entities as an increase of revenues and income taxes (in prior years such taxes were settled against revenues with respect to such Agreements). This had the effect of increasing revenues and income taxes by euro 203 million in 1999, as well as oil and gas reserves. Prior year amounts have not been reclassified since the effect of this change on net income is not significant. The application of this new presentation resulted in an increase of 46,000 boe/day (41,000 barrels/day of oil; 29 mmCF/d of natural gas) in hydrocarbon production and of 398 million boe in proved reserves (222 million barrels of oil; 1,021 BCF of natural gas) in 1999.

     For additional information regarding Eni’s estimated proved reserves and proved developed reserves of crude oil and natural gas, see the unaudited supplemental oil and gas information on pages F-66 to F-73.

     Exploration and Development

     As of December 31, 2002, Eni’s portfolio of mineral rights consisted of 1,161 exclusive or shared rights for exploration and development in 37 countries on five continents, for a total net acreage of 281,682 square kilometers (317,283 at December 31, 2001). Of these, 41,578 square kilometers concerned production and development (41,841 at December 31, 2001). Net acreage decreased in Italy by 5,333 square kilometers, due to releases, and outside Italy by 30,268 square kilometers, due to releases in particular in Brazil, Pakistan, Egypt, Algeria and Guyana, and sales of mineral rights in Italy and Qatar. Increases were registered in Australia, Norway and Indonesia.

     A total of 120 new exploratory wells were drilled (52 of which represented Eni’s share), as compared to 110 exploratory wells completed in 2001 (47 of which represented Eni’s share).

     Overall success rate was 38.6% (39.1% of which represented Eni’s share) as compared to 36.5% (31.3% of which represented Eni’s share) in 2001.

     Exploration expenditure amounted to euro 902 million, of which 93% outside Italy, with a 19.2% increase over 2001. Outside Italy exploration concerned mainly the United States, Kazakhstan, Egypt, Angola, Russia and Brazil; in Italy mainly the deep waters of the Sicily Channel and areas in central-southern Italy.

     Capital expenditure for the purchase of mineral rights (euro 317 million) concerned primarily the purchase of: (i) a 2.39% interest in the North Caspian Sea PSA, where the Kashagan field is located (Eni is the single operator with a 16.67% interest in the PSA after the purchase) in Kazakhstan; (ii) a 5.6% interest in the Bayu Undan field (Eni’s interest 12.32% after the purchase) in Australia; (iii) an 11.3% interest in the T- Block fields (Eni is operator with an 88.7% share after the purchase) in the British section of the North Sea;

(iv) a 7.9% interest in the Mikkel field in Norway; (v) an 8.9% interest in the Liverpool Bay fields (Eni’s interest is 53.9% after the purchase) in the Irish Sea.

     Expenditure for development and capital goods totaled euro 4,396 million, of which 89% outside Italy, an increase of 27.3% over 2001. Development expenditure outside Italy concerned fields in Nigeria, Iran, Libya, Kazakhstan, Angola, Venezuela and the United Kingdom. Development expenditure in Italy referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri. Total capital expenditure in 2002 amounted to euro 5,615 million, increasing by euro 1,339 million over 2001, up 31.3%.

     Production

     The matters regarding future production, additions to reserves and related production costs and estimated reserves discussed below and elsewhere herein are forward-looking statements that involve risks and uncertainties that could cause the actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties relating to future production and additions to reserves include political developments affecting the award of exploration or production interests or world supply and prices for oil and natural gas, or changes in the underlying economics of certain of Eni’s important hydrocarbons projects. Such risks and uncertainties relating to future production costs include delays or unexpected costs incurred in Eni’s production operations.

     In 2002 hydrocarbon production amounted to 1,449 KBOE/d (oil and condensates 921 KBBL/d; natural gas 3,015 mmCF/d) increasing by 96 KBOE/d over 2001, up 7.1%, despite the 26 KBOE/d effect of production cuts decided by OPEC and the 8 KBOE/d effect of the rationalization of Eni’s mineral rights portfolio. The production increase was due to: (i) start-up of fields mainly in Algeria, the United States, Nigeria, Iran, Trinidad & Tobago and Pakistan; (ii) production increases recorded mainly in Algeria, Kazakhstan, the United States, Egypt, Norway, the United Kingdom, Italy and Congo. These increases were partly offset by the production decline of mature gas fields in Italy. The share of production outside Italy reached 78.5% (77.5% in 2001).

     Daily production of oil and condensates (921 KBBL/d) increased by 64 KBBL/d, up 7.5%, due to increases registered outside Italy (up 80 KBBL/d) in particular in: (i) Algeria, due to the start-up of the HBNSE/BKNE/RBK fields (Eni’s interest 12.25%) and the reaching of full production at the HBN field (Eni’s interest 34.63%); (ii) Kazakhstan, due to the fact that in the third quarter of 2001 production at the Karachaganak field (co-operated by Eni with a 32.5% interest) was suspended due to a fiscal dispute between Russia and Kazakhstan; (iii) Congo due to the start-up of the Foukanda and Mwafi fields (Eni is operator with a 65% interest) in the second half of 2001; (iv) the United Kingdom, due to the full operation of the Elgin/Franklin fields (Eni’s interest 21.87%). In Italy production increased by 17 KBBL/d due to the reaching of full operation of the Monte Alpi pipeline which transports oil produced in the Val d’Agri fields to Eni’s refinery in Taranto. These increases were partly offset by a 33 KBBL/d reduction outside Italy due mainly to production cuts decided by OPEC.

     Production of natural gas (3,015 mmCF/d) increased by 188 mmCF/d, up 6.7%, due to increases registered outside Italy (up 241 mmCF/d), in particular in Egypt, the United States (in connection with the start-up of the King Kong/Yosemite field — Eni’s interest 50%), Kazakhstan (due to the reasons mentioned above), the United Kingdom and Norway. These increases were offset in part by the production decline of mature fields (down 53 mmCF/d) in Italy, in particular the Porto Garibaldi/Agostino and Luna fields.

     Hydrocarbon production sold amounted to 523.1 million boe. The 5.8 million boe decrease over production was due essentially to lower withdrawals with respect to entitlements outside Italy (3.4 million boe) and to production volumes of natural gas input to storage (1.8 million boe). About 75% of oil and condensate production sold (333.4 million barrels) was transferred to the Refining & Marketing division (68% in 2001). About 44% of natural gas production sold (30.68 billion cubic meters) was transferred to the Gas & Power division (47% in 2001).

     The tables below set forth Eni’s production(1) of oil and condensates and natural gas for the periods indicated.

Production of oil and condensates

	Year ended December 31,

	1998	1999	2000	2001	2002

			(KBBL/d)
Crude Oil and Condensates (2)
Italy	100	88	76	69	86
North Africa	213	221	227	228	252
West Africa	194	202	213	219	222
North Sea	112	116	124	204	213
Rest of the World	34	47	108	137	148
Total	653	674	748	857	921

Natural gas production available for sale

	Year ended December 31,

	1998	1999	2000	2001	2002

			(mmCF/d)
Natural Gas (2) (3)
Italy	1,648	1,511	1,438	1,313	1,260
North Africa	132	278	454	497	560
West Africa	14	21	67	82	87
North Sea	254	222	258	450	516
Rest of the World	128	177	276	485	592
Total	2,176	2,209	2,493	2,827	3,015

(1)	Production information set forth above differs from production as reported in the reserve tables in Note 29 to the Consolidated Financial Statements — Supplemental oil and gas information (unaudited) because yearly production presented in such reserve tables is based on estimates taken in November of each year and the information above sets forth actual production during the year. Furthermore, Eni’s production of natural gas reported in such reserve tables includes, in addition to sold production, production volumes of natural gas consumed in operations. Natural gas produced and reinjected into storage fields in Italy remains part of Eni’s reserves for each period.

(2)	For 1999 data see note 1 on page 13.

(3)	Natural gas production consumed in operations in countries where an alternative market exists is excluded from production. The effect was of 94 mmCF/d and 132 mmCF/d in 2001 and 2002, respectively.

     Storage

     Eni’s storage system in Italy is made up of a number of depleted fields used for the purposes of supply modulation in accordance with seasonal swings in demand (natural gas is stored in the summer and used in the winter), strategic reserve and mineral storage to ensure supply and to support domestic production. The present storage system is made up of 9 fields, 8 of which are located in northern Italy (one of them is not yet operational) and one in central Italy, on the basis of nine storage concessions vested by the Minister of Productive Activities.

     As provided for by article 21 of Legislative Decree No. 164/2000, which imposed the separation of storage activities from natural gas production and sale activities, on October 31, 2001 Eni SpA and Snam SpA contributed their storage business units to Stoccaggi Gas Italia SpA, a company established for this purpose in November 2000 and wholly owned by Eni SpA. This contribution concerned, among other assets, 749 BCF of natural gas, of which 378 BCF of so called working gas, that can be withdrawn without prejudice to general field performance, and 371 BCF representing the so called cushion gas necessary for allowing working gas volumes to be withdrawn.

     On February 27, 2002 the Italian Authority for Electricity and Gas (the «Authority») issued decision No. 26 containing the criteria for the determination of tariffs of natural gas storage for the first regulated period (from April 1, 2002 to March 31, 2006) and, retroactively, from June 21, 2000. With reference to these criteria, on March 18, 2002 Stoccaggi Gas Italia presented its suggested tariffs for supply modulation, mineral and strategic storage services for the first regulatory period. The Authority rejected Stoccaggi Gas Italia’s proposal and, in order to enact its decision No. 26, set storage tariffs for the thermal year 2002-2003 with its decision No. 49 of March 26, 2002. Stoccaggi Gas Italia currently applies the tariffs set by the Authority, and appealed both Authority decisions against the Regional Administrative Court of Lombardia in order to seek their repeal. The proceeding is still pending.

     In 2002, following optimization measures on existing fields that increased capacity by 13% (from 6.3 to 7.1 billion cubic meters), higher storage volumes have been made available for modulation services.

     The table below sets forth certain information and operating data regarding Eni’s principal oil and natural gas interests at and for the year ended December 31, 2002.

									% of Eni’s
					Number	Number			Total Oil
		Number			of	of	Production	Production	and
	Commencement	of	Net		producing	other	of	of	Natural Gas
	of operations	interests	acreage(1)	Type of fields	fields	fields(2)	Crude Oil(3)	Natural Gas(4)	Production

Italy	1926	280	43,961	Onshore/Offshore	97	85	86	1,260	21.5
North Africa
Algeria	1981	27	6,527	Onshore	13	15	65	—	4.5
Egypt	1954	38	28,305	Onshore/Offshore	34	24	97	547	13.2
Libya	1959	7	21,268	Onshore/Offshore	8	10	79	—	5.5
Tunisia	1961	11	3,451	Onshore/Offshore	7	5	11	13	1.0
		83	59,551		62	54	252	560	24.1
West Africa
Angola	1980	37	4,157	Offshore	34	32	62	—	4.3
Congo	1968	17	7,507	Offshore	16	8	75	—	5.2
Gabon	1981	4	11,297	Offshore	1	—	2	—	0.1
Nigeria	1962	55	8,385	Onshore/Offshore	118	130	83	87	6.8
		113	31,346		169	170	222	87	16.4
North Sea
Norway	1964	30	2,768	Offshore	8	10	74	108	6.3
The Netherlands	2001	1	22	Offshore	2	—	—	9	0.1
United Kingdom	1964	81	3,445	Offshore	46	25	139	399	14.4
		112	6,235		56	35	213	516	20.8
Rest of World
China	1983	4	7,327	Onshore/Offshore	6	6	10	—	0.7
Croatia	1996	2	3,018	Offshore	1	6	—	32	0.3
Ecuador	1988	1	2,000	Onshore	1	1	22	—	1.5
Indonesia	2001	9	15,187	Onshore/Offshore	8	9	5	191	2.6
Iran	1957	4	423	Onshore/Offshore	1	3	3	—	0.2
Kazakhstan	1995	2	1,030	Onshore/Offshore	1	1	32	147	4.0
Pakistan	2000	11	8,193	Onshore	3	4	—	40	0.5
Qatar (5)	1992	—	—	—	—	—	5	—	0.3
Trinidad & Tobago	1970	2	621	Offshore	1	3	—	13	0.1
United States	1968	488	3,196	Offshore	15	5	29	169	4.0

									% of Eni’s
					Number	Number			Total Oil
		Number			of	of	Production	Production	and
	Commencement	of	Net		producing	other	of	of	Natural Gas
	of operations	interests	acreage(1)	Type of fields	fields	fields(2)	Crude Oil(3)	Natural Gas(4)	Production

Venezuela	1998	2	630	Onshore/Offshore	6	1	42	—	2.9
		525	41,625		43	39	148	592	17.3
Other countries with only exploration activity		48	98,964		—	6	—	—	—
Outside Italy		881	237,721		330	304	835	1,755	78.5

Total		1,161	281,682		427	389	921	3,015	100.0

(1)	Square kilometers.

(2)	Includes non producing fields.

(3)	KBBL/d Includes condensates and natural gas liquids.

(4)	mmCF/d.

(5)	Assets in Qatar were sold effective from May 2002.

     Eni’s principal regions of operations are described below.

     Italy

     In 2002, Eni’s hydrocarbon production in Italy totaled 311,000 boe/day and represented 21.5% of Eni’s total production. Eni’s exploration and development interests in Italy are concentrated in the Po Valley, the Adriatic Sea, the Central Southern Apennines, Sicily and the Sicilian offshore.

     Production of oil in Italy totaled 86 KBBL/d. Eni’s three major fields, Val d’Agri in Southern Italy, Villafortuna in the Po Valley and Aquila in the southern Adriatic offshore, represented 72% of Eni’s total production in Italy. In particular, the Val d’Agri fields increased production from 12,000 barrels/day in 2001 to 37,000 in 2002, with a share of total production increasing from 18.6% in 2001 to 42.6% in 2002, due to the entry into full service of the Monte Alpi pipeline which carries oil from the Viggiano oil center to Eni’s Taranto refinery. Other oil fields are Rospo in the Adriatic Sea, Vega offshore southern Sicily, Gela and Ragusa in Sicily.

     Natural gas production totaled 1,26 mmCF/d and represented approximately 73% of Eni’s hydrocarbon production in Italy. Eni’s principal natural gas fields are located in the Adriatic Sea (Barbara, Porto Garibaldi/Agostino, Angela/Angelina, Cervia/Arianna and Bonaccia which collectively accounted for 47% of Eni’s natural gas production in Italy) and in the Ionian Sea (Luna, which accounted for 8.6%). In 2002 in the Adriatic offshore, the Calipso gas field started production with an output of approximately 4,000 boe/day.

     Within its asset rationalization program, Eni sold its 25% interest in the Gorgoglione concession in Basilicata, where the Tempa Rossa field is located. The achievement of full production of the Val d’Agri fields and the development of the recent oil discoveries at Miglianico in the central Apennines and of the Panda gas well in the deep offshore of Sicily will partly offset declines of mature gas fields.

     The achievement of full production of the Val d’Agri fields and the development of the recent oil discoveries at Miglianico in the central Apennines and of the Panda gas well in the deep offshore of Sicily will partly offset declines of mature gas fields.

     With regards to the Alto Adriatico Project, which contemplated the joint development of 15 offshore natural gas fields with proved reserves of 953 BCF, on December 3, 1999, the Ministry of the Environment, in agreement with the Veneto Region, issued a decree prohibiting the production of liquid or gaseous hydrocarbons in an area within 12 nautical miles from the coastline. The decree defined also the conditions for granting authorizations to exploit fields located beyond 12 nautical miles, from the test phase until the final exploitation phase. After the issue of this decree, natural gas reserves were reduced by the amount of proved reserves relating to the fields within the set limit (191 BCF), and the relevant assets were written off (21 million euro). Eni filed an extraordinary claim with the President of the Italian Republic against this decree. The claim was rejected. Currently the Italian Parliament is discussing a new law providing for the establishment of a technical Commission assessing exploitation feasability.

     North Africa

     Eni’s operations in North Africa are conducted in Algeria, Egypt, Libya and Tunisia. In 2002, North Africa accounted for 24,1% of Eni’s total worldwide production of hydrocarbons.

     Algeria.   Eni has been present in Algeria since 1981. Its principal oil producing fields are located in the Bir Rebaa area in the south-eastern desert, where Eni is operator with a 49% interest. Production from these fields accounted for approximately 27% of Algeria’s annual production in 2002. In 2002 oil production reached full levels at the Hassi Berkine (HBN) field (Eni’s interest is 34.63%) and the fourth oil treatment line in the Hassi Berkine South oil center (HBNS, Eni’s interest is 12.25%) has started operations. These events allowed to increase Eni’s production by 29,000 barrels/day.

     According to management’s industrial plans, the expected start-up in late 2004 of production from the ROD and satellite fields (Eni’s share is 55%) and higher production from the HBN and HBNS fields will generate an increase in daily oil production net to Eni from the present level of 65,000 barrels/day to over 100,000 by 2006.

     Egypt.   Eni has been present in Egypt since 1954 and is the leading international operator. In 2002, fields operated by Eni accounted for 34% of Egypt’s total annual hydrocarbon production, which amounted to 410,000 boe/day (173,000 boe net to Eni). In 2002, oil and condensate production amounted to 97,000 barrels/day net to Eni and came mainly from the Eni operated Belayim and Ashrafi fields in the Gulf of Suez and from the Melehia field located in the Western Desert.

     In 2002, natural gas daily production amounted to 547 mmCF net to Eni. The main natural gas producing interests operated by Eni are concentrated in the Nile Delta, the Abu Madi and El Qar’a onshore fields and the El Temsah, Port Fouad, Darfeel and Baltim offshore fields. In 2002 the Akhen field was started up.

     Eni successfully drilled the new exploration well Tennin 1 in the East Delta Deep Marine permit (Eni is operator with a 50% interest) in the Mediterranean offshore, before the Nile Delta, about 80-kilometer north of Damietta. The well was drilled at water depth of approximately 300 meters, reaching a total depth of over 2,000 meters encountering a gas sand interval of about 60 meters. In test production the well yielded over 23 mmCF/d. A pre-feasibility study is underway for the development of the field. Management believes that this discovery is important both for the size of its reserves and for the possibility to send its production to the Unión Fenosa Gas liquefaction plant under construction at Damietta (See Item 4 — Gas & Power — Development projects).

     According to management’s industrial plans, in the medium term the increase in gas production, while offsetting the natural decline of mature oil producing fields, will allow to maintain the present level of about 190,000 boe/day.

     Libya.   Eni started operations in Libya in 1959 and is the leading international operator, with oil fields operated by Eni accounting for approximately 14% of Libya’s annual oil production. Eni’s principal producing interests are located in two areas: onshore in the Bu-Attifel field, where Eni is operator with a 50% interest, and offshore Tripoli in the Bouri field, where Eni is operator with a 30% interest.

     With a 50% interest Eni is operator in the development of the natural gas, oil and condensates fields of Wafa, in onshore permit NC-169 A located 520 kilometers south of Tripoli, and Bahr Essalam, in the NC-41 permit in the Mediterranean offshore located 110 kilometers north of Tripoli.

     Contracts were awarded for the construction of centers for hydrocarbon treatment near Wafa and Mellitah on the Libyan coast, an offshore production platform and production and transport infrastructure including an underwater production system for a total value of euro 4.2 billion, of which 2.4 are Eni’s share.

     Development is ongoing at the Elephant oil field in the NC-174 permit where Eni is operator with a 33.34% interest. Production is expected to start in the first half of 2004 and to peak at 150,000 barrels/day (35,000 net to Eni) in 2007.

     According to management’s plans, the start-up of fields under development will lead to an increase in daily hydrocarbon production from the present level of 79,000 boe to approximately 260,000 in 2006.

     Tunisia.  Eni has been present in Tunisia since 1961; its main producing interests are in the El Borma oil field and in the oil and gas Hammouda and Oued Zar fields, operated by Eni, which owns a 50% interest therein.

     A new oil discovery was made with the Baraka South East 1 exploration well in the Tunisian offshore approximately 100-kilometers south-east of Tunis. The well was drilled in waters approximately 90 meters deep and reached a depth of over 2,300 meters. It yielded about 5,000 barrels/day of high quality oil in test production. This is the highest flow rate ever reached with a vertical well in the Tunisian offshore. Development studies are ongoing. In the onshore Borj el Kadra concession (Eni is operator with a 50% interest) in southern Tunisia a new oil discovery was obtained by the Adam 1 well, which is expected to start production in the second half of 2003.

     According to management’s plans, in the next four years hydrocarbon production in Tunisia is expected to decline slightly from the present level of 14,000 boe/day.

     West Africa

     Eni’s operations in West Africa are conducted in Angola, Congo, Gabon and Nigeria. In 2002, West Africa accounted for 16.4% of Eni’s total worldwide production of hydrocarbons.

     Angola. Eni has been present in Angola since 1980. In 2002, Eni’s oil production amounted to 62,000 barrels/day. Eni’s main oil producing interests are the Takula, Nemba and Malongo fields located in Block 0 (Eni’s interest is 9.8%) and the Kuito field in the deep offshore Block 14 (Eni’s interest is 20%). Eni planned to develop the Benguela-Belize and Lobito-Tomboco oil fields in Block 14 as well as the Sanha condensate field in Block 0 (Cabinda B).

     Eni participates with a 20% interest in the deep offshore Block 15, where development of oil fields discovered in the Kizomba area has started. The fields under development are Hungo and Chocalho (Kizomba A) and Kissanje and Dikanza (Kizomba B); also the Xicomba field is under development.

     In Block 14 two offshore oil discoveries were made. The Gabela 1 well drilled at a water depth of over 320 meters, penetrating a 25-meter interval of oil-bearing porous rock yielded over 1,000 barrels of oil per day in test production. Geologic and engineering studies are planned in order to define the field’s reserves and the development scenario. The Negage 1 well drilled at a water depth of 1,444 meters encountering a 30 meter thick layer of oily sands at the depth of 2,990 meters yielded over 8,600 barrels/day during test production. The Tombua 3 well was also drilled with its sidetracks, all of which showed presence of hydrocarbons, maximum production was over 10,500 barrels of oil/day.

     In Block 15, a new oil discovery was made. The Reco-Reco 1 well drilled at a depth of 3,798 meters yielded about 3,000 barrels/day in test production. Still in Block 15, the Mondo 2 and Mavacola 2 wells were drilled. Mondo 2, drilled at a water depth of 748 meters allowed to discover a 93 meter thick layer of mineral rich sandstones at a depth of 2,200 meters.

     According to management’s plans, the start-up of fields under development will allow to double Eni’s 2002 production level from Angola’s operations (62,000 barrels/day) by 2006.

     Congo. Eni has been present in Congo since 1968 and is Congo’s second largest international oil producer, with oil fields operated by Eni accounting for approximately 35% of Congo’s total oil production in 2002. Eni’s principal oil producing interests operated in Congo are the Kitina (Eni’s interest is 37.75%), Foukanda, Mwafi, Zatchi and Djambala (Eni’s interest 65%) and Loango (Eni’s interest is 50%) fields located in the deep offshore facing Pointe Noire. Other fields are the Pointe Noire Grand Fond fields (Eni’s interest is 35%). In 2002, full production was reached at the Foukanda and Mwafi fields, which accounted for 20% of Eni’s production in Congo. The new thermoelectric power station at Djeno was inaugurated. The plant has a 25 megawatt capacity and is located near the hydrocarbon treatment terminal. It is fired with associated gas from the offshore fields of Foukanda, Kitina and Djambala. The project, which entails an investment of dollar 32 million (16 million is Eni’s share) was completed in 13 months by Eni and Chevron Texaco. It represents the first example of use and exploitation of associated gas otherwise flared in Congo.

     In Block Marine X, operated by Eni with a 90% interest, two appraisal wells were drilled, Awa Marine 2 and Paloukou Sud Marine 5. In the Loango concession, a seismic and reprocessing campaign was performed aimed at better evaluating the field’s potential and its nearby structures.

     According to management’s plans, in the next four years production from Eni’s operations is expected to decline slightly from the present level of 75 KBBL/d.

     Nigeria. Eni has been present in Nigeria since 1962. The fields operated by Eni accounted for approximately 8% of Nigeria’s oil production in 2002. Eni’s principal producing interests in Nigeria are in four onshore Blocks (OML 60, 61, 62 and 63) in the Niger Delta, where it acts as operator with a 20% interest, and in the offshore OML 116 Block (former OPL 472 Agbara) and OML 119 (former OPL 91) where it holds a 100% interest operated through service contracts. In December 2001, oil production started at the Okono oil field in Block OML 119 and in 2003 production is expected to start in the Okpoho oil field in the same Block. In 2006 production of the two fields is expected to peak at 16,000 barrels/day net to Eni. In April 2003, production started at the Abo Central offshore oil field located in Block OPL 316, operated by Eni with a 50.19% interest. The Bonga oil field, located in Block OML 118, where Eni holds a 12.5% interest, is currently being developed; production is expected to start in 2004.

     Eni also has a 5% interest in Nase, the largest oil joint venture in the country relating to hydrocarbon production from 43 onshore blocks.

     Eni holds a 10.4% share in the Nigeria LNG Company, a consortium managing the Bonny liquefaction plant for the treatment and export of LNG. The plant is made up of three treatment trains (the third one started operating in November 2002) with a total capacity of 402.5 BCF/year LNG. In 2002, the contracts for the fourth and fifth treatment trains were awarded and these will increase the plant’s overall capacity to 769.8 BCF/year. Work will be completed between the end of 2005 and early 2006. Eni’s share of gas reserves committed to the liquefaction plant amounts to 1,553.6 BCF.

     In the OML 118 deep offshore permit two appraisal wells were successfully drilled in the Bonga SW oil field at a water depth of about 1,300 meters that allowed for the start of the pre-feasibility study for the development of the field. The Bonga SW 2 well yielded 4,200 barrels/day up to a maximum of 11,000 barrels/day in test production. In the OPL 316 deep offshore permit while continuing the drilling of the ABO 4 development well, new deep levels were discovered. The feasibility study is underway, production from these new deep levels will entail synergies with the ABO field.

     In December 2002 the EA field in the OML 79 permit (Eni’s interest 12.86%) started production at a rate of 40,000 boe/day (5,000 net to Eni). In the OML 63 onshore permit (Eni is operator with a 20% interest) the Obama Deep appraisal well, drilled at a depth of over 5,300 meters, met a level mineralized mainly with liquid hydrocarbons. The well yielded 4,170 barrels/day in test production and was completed and linked to the existing Pirigbene facilities.

     According to management’s plans, the reaching of full production at deep offshore Abo and Bonga fields and the increase in liquefied natural gas volumes treated at Bonny’s plant will lead to an increase in Eni’s production from Nigeria’s operations from the present level of 98,000 boe/day to over 180,000 boe/day by 2006.

     Mauritania. Eni holds a 35% interest in the area covered by A and B PSAs (Blocks 3, 4 and 5) in the deep offshore of Mauritania at a water depth from 200 to 2,600 meters. Within this area, Eni completed the appraisal campaign for the Chinguetti discovery (Eni’s interest is 35%) with the drilling of two appraisal wells and a new hydrocarbon discovery was also made with the Banda 1 exploration well.

     North Sea

     Eni’s operations in the North Sea area are conducted in Norway and the United Kingdom. In 2002, the North Sea accounted for 20.8% of Eni’s total worldwide production of hydrocarbons.

     Norway. Eni has operated in Norway since 1964. Eni’s principal producing interests in the North Sea are located in the Ekofisk field (12.39% interest) and in the Norwegian Sea in the Aasgard (7.9% interest) and Norne (6.9% interest) fields. In 2002, production of the Ekofisk, Aasgard and Norne fields accounted for 57% and 43% respectively of Eni’s production in Norway (62 and 38% in 2001).

     In March 2003, Eni concluded the purchase of Fortum Petroleum, the Norwegian subsidiary of the Finnish company Fortum Oy. The acquisition entailed a total investment of dollar 975 million (of which dollar 256 million were paid for its net equity and dollar 719 million for its net borrowings assumed).

     Fortum Petroleum’s main assets are located in the Norwegian section of the North Sea. In particular they consist of interests in the Aasgard (7%), Brage (12.26%) and Heidrun (5.12%) producing fields, in the Mikkel field (7% in addition to Eni’s preexisting 7.9% interest in the same field) and Goliath field (15% in addition to Eni’s preexisting 25% interest in the same field). The Mikkel field is currently being developed, while the Goliath field, which is operated by Eni, has not been developed yet. In addition, Fortum Petroleum holds interests in important gas transmission infrastructures such as Haltenpipe (5%), Heidrun Gas Export (5.12%) and Aasgard Transport (5%) linking the Aasgard and Heidrun fields to the Norwegian coast. The company also holds an interest in Franpipe (1.29%) and the related Dunkerque terminal (0.84%) in France and in Europipe II (3.66%) for natural gas transmission to the German coast.

     At the end of 2002 Fortum Petroleum had proved reserves of approximately 159 million boe, half of which were natural gas. In 2002 its daily production amounted to 39,000 boe; in 2003, production is targeted to over 40,000 boe/day. This transaction is part of Eni’s growth strategy in the upstream sector by strengthening its presence in key areas and increasing interests in already held assets in order to generate operational synergies. According to management’s plans, the purchase of Fortum Petroleum and start-ups of fields under development will increase production from the present level of 92,000 boe/day to a peak of over 140,000 boe/day in 2006.

     United Kingdom.  Eni has been present in the United Kingdom since 1964. The main producing interests operated by Eni in the United Kingdom are located in the operated B-Block (average interest of 60%) and in the T-Block (which contains the Thelma, Tiffany and Tony fields), where Eni increased its interest from 77.48% to 88.78% following a purchase. Other important fields are those located in the Liverpool Bay (Hamilton, Lennox and Douglas), where Eni increased its interest from 45 to 53.9% after a purchase and the J-Block (33%), Hewett (27.35%), Ninian (12.94%), Magnus (5%), Thames (23.3%), McCulloch (40%) and Andrew (16.21%). Within the rationalization process of Eni’s asset portfolio following the purchase of British-Borneo and Lasmo, interests were sold in 11 marginal fields, as well as in other minor assets, such as transmission infrastructure, terminals and exploration licenses.

     According to management’s plans, production from United Kingdom operations is expected to decline in the next four years from the present level of 208,000 boe/day due to the average maturity of producing fields.

     Ireland.  Eni holds 3 exploration permits in the Atlantic offshore of Ireland at water depths ranging from 1,000 to 2,000 meters: permits 7/97 and 1/99 operated by Eni with a 100% interest and permit 2/94 (Eni’s interest 40%) where the Dooish well was successfully drilled at a water depth of 1,484 meters.

     Rest of the World

     In 2002, Eni’s operations in the rest of the world accounted for 17.3% of its total worldwide production of hydrocarbons.

     In Australia, Eni acquired two exploration permits WA-326-P, operated by Eni with a 100% interest, and WA-328-P, operated by Eni with a 66.7% interest. Eni will perform seismic surveys for 1,215 kilometers in the first permit and for 3,015 kilometers in the second permit. Eni was also awarded the WA-25-L production licence (where Eni is operator with a 65% interest) where the Woollybutt offshore oil field is located. Production at this field started in April 2003.

     In Azerbaijan, in January 2002 Eni signed with the national company Socar a sale and purchase agreement for the purchase of a 5% interest in the project for the construction of the Baku-Tblisi-Ceyhan pipeline. At present Eni’s interest concerns only the detailed engineering phase. The project envisages the construction of a 1,740-kilometer long pipeline for the transportation of oil from the Caspian Sea area to the Mediterranean by linking

Baku to the Turkish port of Ceyhan through Georgia. The pipeline transport capacity is projected to be of one million barrels/day. Construction work started in September 2002. According to management’s plans, the pipeline is expected to start operating in 2005. In the Shakh Deniz Block (Eni’s interest 5%), an area of approximately 860 square kilometers, exploration contributed to the definition of the extension of the natural gas and condensates field. The development project for this field was approved and is in the starting phase after the conclusion of agreements with the national company Socar and the Turkish company Botas for the sale of natural gas produced.

     Brazil.   Eni holds interests in 4 exploration licenses (with shares from 20 to 100%) in two of which the second exploration phase has already started.

     China.   Eni has been present in China since 1983; it holds an exploration permit in the Qaidam basin, in the central western part of China where it signed a PSA with the national company CNPC, relating to a 7,000 square kilometer area.

     Croatia.   Eni through a 50/50 joint venture with Ina, the State-owned Croatian company, operates the Ivana natural gas field, located in the Adriatic offshore. The field is operated through a main production platform, called Ivana A, installed in 1999, and three satellite platforms, Ivana B, D and E, installed between 2000 and 2001. In 2002 the development plan of other fields discovered in the area — Ika, Ida, Annamaria and Marica — was approved. Their development will entail the drilling of 18 directional wells, the construction and installation of 9 platforms at a water depth of 60 meters and the laying of underwater sealines for a total length of 120 kilometers. Total capital expenditure in the project is about euro 320 million. In April 2003 contracts for the construction of the first production platform were awarded. According to management’s plans, start-up of these four fields is expected in late 2004 and when fully operational will allow to increase production net to Eni from the present level of 5,000 boe/day to over 10,000 boe/day by 2005. In the same concession a new gas discovery was made with the Katarina 2 well.

     Ecuador.   The Villano oil field, operated by Eni with a 100% interest, is Eni’s first hydrocarbon producing field in Latin America. In 2002, this field produced 31,000 barrels/day (22,000 net to Eni). This production level is expected to increase in the next four years. Construction of the OCP pipeline (Eni interest is 7.51%) is underway. This new pipeline will add to the existent SOTE pipeline increasing transport capacity in Ecuador.

     Indonesia.   Eni is present in Indonesia following the acquisition of Lasmo since 2001. Its producing interests are located in the onshore area in east Kalimantan, regulated by the Sanga Sanga PSA (Eni’s interest is 38%) operated by Virginia Indonesia Company (VICO) in which Eni holds a 50% interest. This area produces mainly natural gas (about 80% of area’s total production). This gas is treated at the Bontang liquefaction plant, the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets. Five wells were drilled in the fields of Ranggas, Gandang and Gendalo, in the Rapak and Ganal area (Eni interest is 20%) in the offshore east of Kalimantan. Three wells were drilled in the Ranggas oil and gas field, the R4 well flowed at a daily rate of more than 8,000 barrels of oil. The 2A well, drilled in the gas and condensates field of Gandang, confirmed the extension of the field. In the gas and condensates field of Gendalo, the G3 well, flowed at a daily rate of about 35,3 mmCF/d of gas and about 2,000 barrels/day of condensates. According to management’s industrial plans, Eni’s daily hydrocarbon production in the next four years is expected to remain at the present average level of 38,000 boe.

     In Iran, in 2002 the Dorood oil field (Eni’s interest is 38.25%) started production. This is Eni’s first producing asset in this country. Located in the offshore of the Persian Gulf, the field produced 3,000 barrels/day net to Eni in 2002 and is expected to peak at 14,000 barrels net to Eni in 2004 due to the expected start-up of 8 new producing wells in addition to the existing two.

     Within the development of phases 4 and 5 of the South Pars natural gas field in the Persian Gulf (Eni is operator with a 60% interest), a dollar 1.2 billion contract for the construction of four natural gas treatment plants with an overall capacity of 1,98 BCF/d of natural gas was awarded. Construction of the plants is expected to be completed by 2005. Production is expected to start in 2004. Eni is operator with a 60% interest of the onshore Darquain oil field, located about 50 kilometer north east of Abadan. Drilling and infrastructure construction are underway in order to start-up production in late 2003. In January 2003, the Balal field started production with an expected daily production of about 6,000 barrels in 2003.

     Kazakhstan. Eni has been present in Kazakhstan since 1992. Eni is co-operator of the Karachaganak field with British Gas with a 32.5% interest. In 2002, production of oil and condensates from this field amounted to 32,000 barrels/day (net to Eni), production of natural gas amounted to 148 mmCF/d (net to Eni). The second development phase of this field, which is currently underway, is aimed at increasing daily production of liquids to 220,000 barrels/day (64,000 net to Eni) in 2004. The subsequent development phase of the field will concern expansion of natural gas sales.

     Eni is single operator of the North Caspian Sea PSA in the Kazakh offshore, where the Kashagan field is located. A consortium currently comprised of six international oil companies, amongst which Eni, is responsible for conducting exploration and development activities in the contractual area. Eni’s interest in the PSA is going to become 20.372% from an original 14.28% interest. The increase in Eni’s interest will follow the closing of two Sale and Purchase Agreements under which the consortium partners acquired a proportional share of the interests of BP and Statoil and subsequently of British Gas that left the project in 2001 and 2003, respectively. The contractual area is made up of 11 blocks covering a total of over 5,500 square kilometers at a water depth of 2 to 10 meters. This project, due to the mineral potential of existing structures and to the operating and technological challenges it poses, resulting from the shallow waters which are frozen for about six months a year, represents an extremely important industrial feat in the oil industry. Eni intends to apply the most advanced technologies and operational solutions in order to provide maximum environmental protection to the North Caspian area. Management plans the exploration campaign to last six years and to encompass the drilling of 6 exploration wells and the collection of seismic data. Six wells have been already drilled, the first two, KE-1 and KW-1 about 40 kilometers from one another, discovered a large reservoir in the Kashagan structure, approximately 75 kilometers south-east of Atyrau. The appraisal wells KE-2, KE-3, KE-4 and KE-5 confirmed the importance of the discovery. Three wells are currently being drilled, Kashagan South West 1 and Aktote 1 (exploration wells) and K-6 (appraisal well). On June 30, 2002 the consortium and the Kazakh authorities declared the commercial discovery of this field. At the end of 2002 the consortium filed the Kashagan development plan with the Kazakh authorities. The front-end engineering for the first development phase is currently underway.

     In a block near the Kashagan field within the same contractual area and under the same PSA, a new oil discovery was made in the Kalamkas structure. The Kalamkas-1 exploration well was drilled to a depth of 2,360 meters and yielded over 2,300 barrels/day in test production. Drilling was performed in very shallow and extremely environmentally sensitive waters.

     United States. Eni has been present in the United States since 1966 and holds several mineral rights in the Gulf of Mexico. Eni’s main producing fields are located offshore in the Grand Isle 102, Green Canyon 254-297 (where the Allegheny field is located, Eni’s interest is 100%) and Ewing Bank 921/964-5 (where the Morpeth field is located, Eni’s interest is 100%) concessions; other fields in which Eni holds interests are located in the Garden Banks 602/646 (where the Macaroni field is located, Eni’s interest is 34%), Mississippi Canyon 890-1/934-5 (where the Europa field is located, Eni’s interest is 32%) and Mississippi Canyon 194-5/150-1 (where the Cognac field is located, Eni’s interest is 16.5%) concessions.

     Eni holds a 25% interest in the Mississippi Canyon 538-9/582-3 concession where the Medusa oil and gas field is under development. Start-up is expected in 2003 with production peaking at 9,000 boe/day net to Eni by 2004.

     Eni holds a 50% interest in the Atwater Valley 63-4 concession where the appraisal phase of the Champlain oil field is ongoing and development is being studied.

     In the Green Canyon 472-3/516 Block (Eni’s interest is 50%), production started at the King Kong/Yosemite natural gas fields only thirteen months after the decision to develop these fields and eight months after the discovery of Yosemite, reaching a peak of 145 mmCF/d (69.6 mmCF/d net to Eni). The development of these two fields, operated by Eni, was obtained by drilling at a water depth of 1,170 meters three subsea wells tied back to the Allegheny platform (Eni’s interest 100%) located at a 25-kilometer distance. Expenditure net to Eni amounts to approximately dollar 90 million. In Green Canyon Block 562-3, the delimitation well K2 (operated by Eni with an 18.17% interest) was successfully drilled. Production is expected to start in 2004.

     According to management’s plans, the development of recently discovered fields will increase hydrocarbon production from the present level of 58 KBOE/d to a peak of over 70 KBOE/d in 2005.

     Venezuela. Eni is the operator with 100% of the Dacion oil field regulated by a service contract with a 20 year term. In 2002 production from this field amounted to 42 KBBL/d net to Eni. In addition Eni holds a 26% interest in the Corocoro oil field, located in the West Paria Gulf at the mouth of the Orinoco river. The field’s development project started in April 2002 and will progress through different phases. This field is expected to reach a production of 14 KBBL/d in the first phase.

     Pakistan. Eni has been present in Pakistan since 2000. Eni’s main natural gas producing field is Kadanwari (Eni’s interest is 18.42%) and Miano (Eni’s interest is 15.16%), the latter started production in 2002 at a level of 17.4 mmCF/d net to Eni. In January 2003 the Bhit field (operated by Eni with a 40% interest) was started up. According to management’s plans, in 2003 it will reach a production level of 272.6 mmCF/d (110.2 mmCF/d net to Eni) to be sold in Pakistan. Other natural gas fields are under development: Zamzama (Eni’s interest is 17.75%) and Sawan (Eni’s interest is 23.7%). Government authorized the development of the Zamzana natural gas field The development project is well underway and startup is expected in the fourth quarter of 2003.

     In August 2002, Eni signed a production contract agreement with a five-year term relating to the Khirtart Foldbelt area, within the Manchar exploration license (Eni is the operator with a 55% interest). The Khirtart Foldbelt area covers an area of 2,435 square kilometers.

     In the Middle Indus Basin, Eni obtained a 33.33% interest in the SW Miano (II) concession for a three-year term. Such concession covers an area of 1,238 square kilometers.

     According to management’s plan, production of natural gas is expected to increase in the next four years from the present level of 40.6 mmCF/d to over 232 mmCF/d in 2004.

     In Russia, Eni is the operator with a 50% interest of the Severo Astrakhansky license, covering an area of 1,800 square kilometers situated at the mouth of the Volga river, on the edges of the great pre-Caspian sedimentary basin. The area is crossed by the Caspian Pipeline Consortium oil pipeline, which started operations in 2002. Eni intends to continue exploration activities in the area.

Natural Gas

     Snam SpA was merged into Eni SpA effective as of February 1, 2002 to become Eni’s Gas & Power division. Eni now conducts its natural gas and electricity generation activities through its Gas & Power division and its subsidiaries. In 2002, Eni’s primary distribution natural gas sales totaled 52.56 billion cubic meters in Italy and 8.2 billion cubic meters in Europe. Primary distribution sales include sales to wholesalers, mainly local distribution companies, and large industrial and thermoelectric users which are supplied by a high and medium pressure gas pipeline network. Eni’s high and medium pressure gas pipeline network for primary distribution is about 30,000-kilometres long in Italy, while outside Italy Eni holds transport rights on over 3,700 kilometers of high pressure pipelines. Effective on July 1, 2001 Eni’s natural gas transport network in Italy was contributed to Snam Rete Gas SpA. In December 2001 shares representing 40.24% of the company’s capital were sold through a public offering with proceeds of euro 2.2 billion. Snam Rete Gas transports natural gas on behalf of Eni and third parties («shippers»); in 2002 transported volumes were 73.7 billion cubic meters, of which 19 billion on behalf of third parties. Eni is also active in retail distribution (“secondary distribution”) of natural gas, which includes almost exclusively sales made by local distribution companies to commercial and residential users through a low pressure gas pipeline network. Eni operates in secondary distribution in Italy through Italgas — the largest local natural gas distribution company in Italy — which is a wholly-owned subsidiary of Eni following the public tender offer successfully closed in January 2003. Eni also operates in secondary distribution outside Italy: in Hungary through Tigaz, in Argentina through Distribuidora de Gas Cuyana and in Slovenia through Adriaplin. In 2002, Eni’s secondary distribution sales were 7.84 billion cubic meters in Italy and 3.79 billion cubic meters outside Italy. Eni’s secondary distribution network in Italy is over 46,000-kilometres long and over 30,000-kilometres long outside Italy.

     Eni conducts its electricity generation activities through Enipower SpA which owns and manages Eni’s power stations of Livorno, Taranto, Mantova, Ravenna and Brindisi with a total installed capacity of 1,000 megawatts and annual production sold of about 5,000 gigawatthour. Eni owns other minor power stations located in Eni’s petrochemical plants and refineries whose production is mainly for internal consumption. The accounts of these power stations are reported within Eni’s Refining and Marketing and Petrochemicals segment.

     In 2002, Eni’s Gas & Power segment had net sales from operations (including intersegment sales) of euro 15,297 million and operating income of euro 3,244 million.

Strategy

     Eni is pursuing the development of international sales in order to compensate the lower growth opportunities in the domestic market, which are due to the limits imposed to operators by the applicable regulations. In Italy, Eni intends to maintain sales volumes within the limits permitted by the applicable regulation through the optimal allocation of supplies between direct sales in Italy and sales to operators in the natural gas sector as well as by using natural gas at its own electricity generation plants and, at the same time, leveraging on the expected demand growth, in particular for electricity generation. Eni’s commercial policy will aim at customer satisfaction by means of an efficient management of the customer portfolio, high flexibility in offers to customers and enhancement and integration of services provided.

     Outside Italy management plans to develop Eni’s presence in certain European gas markets, in particular in countries with interesting growth and profitability prospects (Iberian Peninsula, Turkey, Germany) where Eni can make optimal use of its diversified portfolio of supply contracts and its extensive gas pipeline network which allows the supply of natural gas from several sources. In 2002 Eni completed its entry into those markets by means of acquisitions and construction of infrastructure; in 2003 Eni started the operational and commercial phase of this plant. Eni also intends to search for market opportunities in order to sell the natural gas it produces in certain European areas and to expand its presence in LNG activities. Based on signed contracts and finalized transactions, Eni expects to increase significantly sales of natural gas outside Italy by 2006. Eni will also intensify its cost reduction actions especially in transport activities and in secondary distribution activities in Italy.

     The matters regarding future natural gas demand and sales target discussed in this section and elsewhere herein are forward-looking statements that involve risks and uncertainties that could cause the actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties relating to future natural gas demand include changes in underlying economic factors, changes in regulation, population growth or shrinkage, changes in the relative mix of demand for natural gas and its principal competing fuels, and unexpected developments in the markets for natural gas and its principal competing fuels.

     Demand for Natural Gas in Italy

     With consumption amounting to about 70 billion cubic meters in 2002 (decreasing slightly over 2001), Italy is the third European market for natural gas after Great Britain and Germany.

     In 2002, about 20% of natural gas requirements were met through domestic production, while imports covered 80% of demand.

     In the next decade world consumption of natural gas is expected to increase, due to the continuous improvement in technologies applicable to all phases of natural gas production, the higher environmental compatibility of natural gas as compared to other hydrocarbons, expected demographic, economic and social developments and the steady increase in natural gas reserves. According to management’s own estimatees, Europe represents one of the areas with the highest development rate and the average increase is expected to be 2% per year.

     According to management’s own estimatees natural gas demand in Italy is expected to increase at higher rates than the European average and than the overall demand for energy in Italy. According to management’s own estimatees consumption is expected to reach about 90 billion cubic meters in 2010, corresponding to an annual average increase of over 3%. The share of natural gas on total domestic energy requirements is expected to reach nearly 40% in 2010.

     Management believes that most of this increase will concern natural gas used in electricity generation, because of the significant advantages of the use of natural gas in combined cycle generation plants, thanks to its lower investment cost, higher yields and reduced polluting emissions as compared to other fuels. Demand is expected to increase also from residential and commercial users, due to the further expansion of the natural gas distribution network in southern Italy and the increased use of natural gas for residential space heating in households and services. Many of the factors that may influence future trends in natural gas demand in coming years are, however, outside of management’s control; among these there are trends in the price of natural gas compared to other fuels, the development of the electricity sector, the economic growth, climate fluctuations, environmental laws and the continuing availability of natural gas imported from foreign countries. If the growth of the Italian natural gas market were to be lower than management’s expectations, Eni’s results of operations may not benefit from expected increase in volumes.

     Natural Gas Purchases

     About 80% of the natural gas requirements of Eni’s Natural Gas segment are met by imports (mainly from Algeria, Russia and the Netherlands) under long-term supply contracts, and the balance by purchases of gas produced in Italy by Eni’s Exploration & Production division. In 2002, Eni’s Gas & Power division supplied 62.33 billion cubic meters of natural gas, in line with 2001. Volumes of natural gas from domestic production accounted for 20% of total supplies (23.3% in 2001) with a decrease of approximately 2 billion cubic meters over 2001.

     Natural gas volumes supplied outside Italy represented 79.7% of total supplies (76.6% in 2001) with an increase of 1.87 billion cubic meters over 2001, up 3.9%, in particular due to higher purchases from Norway (3.73 billion cubic meters) and the Netherlands (0.55 billion cubic meters). This is due to purchase contracts signed in 1997 with Norwegian and Dutch suppliers (targeting approximately 6 and 4 billion cubic meters/year, respectively) becoming operational in October 2001. Contracts with Norwegian suppliers became fully operational in 2002, while those with Dutch suppliers will reach full operation in 2003. These increases were offset in part by a decrease in supplies from Algeria (2.04 billion cubic meters) and Russia (0.89 billion cubic meters).

     Eni is a party to import contracts with an average residual duration of about 17 years which generally include take or pay provisions and will provide a total of approximately 66 billion cubic meters of natural gas per year (28.5 from Russia, 21.5 from Algeria, 10 from the Netherlands, 6 from Norway) from 2008. Overall natural gas volumes under existing contracts amount to approximately 1,118 billion cubic meters.

     The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

	Year ended December 31,

	1998	1999	2000	2001	2002

	(billions of cubic meters)
Italy	17.72	16.16	13.64	14.62	12.67
Algeria	16.83	20.40	21.56	18.39	16.35
Algeria (LNG)	1.99	2.06	2.01	1.79	1.92
Russia	16.69	19.09	21.03	19.51	18.62
The Netherlands	3.02	2.87	6.09	7.00	7.55
Norway				1.10	4.83
Qatar (LNG)					0.24
Other					0.15
Primary distribution	56.25	60.58	64.33	62.41	62.33

Withdrawals (inputs) from (to) storage	56.25	60.58	(2.43)	0.13	(1.43)
Internal consumption	(0.56)	(0.34)	(0.65)	(0.58)	(0.14)
Available volumes for primary distribution	55.69	60.24	61.25	61.96	60.76

     Natural Gas Sales in Italy and Europe

     Natural gas sales relating to primary distribution totaled 60.76 billion cubic meters, in 2002 with a decrease of 1.20 billion cubic meters, down 1.9%, over 2001, due to lower sales in Italy (6.33 billion cubic meters, down 10.7%), offset in part by higher sales in Europe (5.13 billion cubic meters, up 167.1%).

     In a increasingly competitive market, the decrease in natural gas sales in Italy was essentially due to a decline in sales to wholesalers (5.69 billion cubic meters, down 18.5% as compared to 2001) following the progressive alignment to ceilings set by Legislative Decree No. 164/2000, the concentration process ongoing in this segment and the mild weather of November and December 2002. Also sales to industrial customers declined (0.92 billion cubic meters, down 6.0% as compared to 2001) due to the weak economic situation and the interruption of interruptible supplies due to cold weather in early 2002. These declines were offset in part by increased sales to thermoelectric customers (0.28 billion cubic meters, up 2.2%) due to new supplies to power stations, whose effects were offset in part by lower sales following interruptions of supplies to customers with interruptible contracts.

     The increase in sales in Europe was due to the progressive coming on line of long-term supply contracts with operators of the natural gas market (Plurigas, Edison, Dalmine and Cir Energia) and the start of LNG supplies to the Spanish electric company Iberdrola (0.37 billion cubic meters) through a 15-year supplying contract of 1.2 billion cubic meters/year of LNG.

     The table below sets forth Eni’s sales of natural gas by principal market for the periods indicated.

	1998	1999	2000	2001	2002

	(billion cubic meters)
Wholesalers	29.49	30.85	30.26	30.83	25.14
End users	26.15	29.34	29.66	28.06	27.42
— industrial users	15.66	16.33	16.79	15.25	14.33
— thermoelectric users	10.47	13.01	12.87	12.81	13.09
Italy	55.64	60.19	59.92	58.89	52.56
Europe	0.05	0.05	1.33	3.07	8.20

	1998	1999	2000	2001	2002

	(billion cubic meters)
Sales in primary distribution	55.69	60.24	61.25	61.96	60.76
Sales in secondary distribution outside Italy	2.73	2.67	3.48	3.91	3.79
	58.42	62.91	64.73	65.87	64.55

     The Italian natural gas market is made up of three main segments: residential and commercial, industrial and thermoelectric. Customers can be divided into two groups: final users consuming natural gas and wholesalers purchasing natural gas to sell it to other customers. According to the types of distribution, natural gas sales are divided into: (i) large distribution (primary distribution) which includes sales to wholesalers, mainly local distribution companies, and large customers, mainly industrial and thermoelectric customers; (ii) local distribution (secondary distribution) represented almost exclusively by sales made by local distribution companies to commercial and residential customers. From January 1, 2003, with the complete opening of the natural gas market, pursuant to Legislative Decree No. 164/2000, all customers are allowed to purchase natural gas at any source and to enter into contracts with transport companies operating in the national network and with distribution companies operating in local networks for the transport to the delivery points.

     In 2002 wholesalers, local distribution companies and automotive natural gas sellers sold approximately 31.8 billion cubic meters to final users (45% of total natural gas consumption), with a 3% decline over 2001. The market of local distribution companies includes residential and commercial users, large distribution and small enterprises located in urban areas, whose supplies are provided through low pressure urban pipeline networks. In Italy about 700 local distribution companies operate in over 5,700 municipalities with more than 16 million customers. These municipalities account for approximately 89% of total population in Italy. In 2002, Eni’s natural gas sales to local distribution companies and through these to residential and commercial users amounted to 25.1 billion cubic meters.

     In 2002 natural gas consumption by final users of primary distribution totaled 38.6 billion cubic meters (55% of total natural gas consumption), a 1.3% increase over 2001. Natural gas consumption in the industrial segment of primary distribution amounted to over 16 billion cubic meters (22% of total consumption), with a 1.2% decrease over 2001. In 2002, Eni’s sales of natural gas to industrial users amounted to 14.3 billion cubic meters.

     Natural gas consumption in the thermoelectric segment of primary distribution amounted to 22.6 billion cubic meters (32% of total consumption), with a 3.4% increase over 2001. This segment includes electricity producers and distributors (Enel SpA and some municipal utilities) and industrial producers of electricity. In 2002, Eni’s sales of natural gas to thermoelectric users amounted to 13.1 billion cubic meters.

     Eni reorganized its activities by creating six new branches in Italy in order to react promptly and efficiently to market requirements, while paying increasing attention to customers’ needs and applying the home working model to all its sales personnel. The new marketing strategy is aimed at customer satisfaction, through the setting of a new commercial offer tailored to customers needs always in line with the rules and regulations introduced by Legislative Decree No. 164/2000. In particular the customized commercial offer includes a range of elements: from the standard to the modular profile which supplies an optimal mix of options, such as, for example, various price formulas and types of indexes aimed at controlling price volatility, availability of services and technical assistance. At present Eni provides its industrial customers with a wide range of high value added technical services on the use of natural gas in particular in co-generation and climatization. The main services provided in co-generation include: (i) studies on co-generation and technical testing of the solutions suggested in case of construction or upgrade of a co-generation plant; (ii) combustion analysis and energy control of existing plants for evaluating their proper use and efficiency; (iii) tests of compliance with safety regulations, environmental impact. A toll-free telephone line is available and in the Gas & Power section of Eni’s web site an area is dedicated to natural gas along with a mail box. Eni also started projects aimed at providing new services and offering them in innovative ways in particular as concerns direct relations to customers.

     Eni’s new commercial efforts were coupled with intense personnel training activity aimed at developing the new skills required by the market, at reinforcing direct relations with customers and supporting commercial units.

     Eni, through its subsidiary Italgas, is the Italian leader in the retail sale of natural gas to residential and commercial users, as well as small enterprises. In 2002, sales of natural gas in secondary distribution in Italy (7.84 billion cubic meters) decreased by 0.28 billion cubic meters, down 3.5% as compared to 2001, due mainly to mild weather, whose effects were offset in part by the approximately 119,000 units increase in the number of customers served (5.68 million as of December 31, 2002). Through Italgas Eni owns a low pressure urban network in Italy consisting of over 46,000 kilometers of pipelines at December 31, 2002, and serving 1,197 municipalities (1,186 at December 31, 2001), among which Rome, Naples, Turin, Florence and Venice with 5.68 million clients.

     Within its strategy of rationalization and development of its natural gas segment also at international level and in line with plans previously announced, Eni’s Board of Directors in its meeting of November 25, 2002, decided to launch a public tender offer on all Italgas SpA ordinary shares outstanding not owned directly or indirectly by Eni, corresponding to approximately 56% of Italgas’ capital. Eni offered a unit price of euro 13 per share, to be fully paid in cash and including a 25.7% premium over the weighted average of the last month is price for Italgas publicly traded shares and a 19.1% premium on the official price of the business day preceding the day of the announcement of the offer.

     The offer closed on January 27, 2003 with the purchase of 189,340,323 shares corresponding to 97.189% of the shares subject to the offer (194,817,383) and 54.326% of Italgas SpA’s share capital, represented by 348,523,506 shares. Payment of the price of shares tendered (euro 2,461 million) was effected on February 6, 2003. Italgas shares were withdrawn from Telematico on February 7, 2003.

     Eni now owns a total of 342,546,446 Italgas shares, representing 98.285% of share capital. As the conditions provided for by article 111 of Legislative Decree No. 58 of February 24, 1998 met, with notice published on February 4, 2003, Eni declared its willingness to squeeze-out the minority share holders that did not tender their shares. Eni’s purchase right was exercised on March 25, 2003 without residual offering at the price of euro 13 set by an expert named by the President of the Court of Torino. Eni’s outlay is expected to amount to approximately euro 78 million.

     In order to implement the regulations contained in Legislative Decree No. 164/2000, Eni effected the separation of retail sales from its other activities in secondary distribution of natural gas; in particular Italgas SpA established Italgas Più SpA to which it contributed sales activities and customer management services. Italgas Più is now present on the market with a new and wider supply of services; in particular:

—	a post-counter service for extraordinary and planned maintenance interventions on autonomous household heating systems, offered in two forms: «Assistenza Italgas Più» concerning the planned maintenance of heaters fired with any fuel that need to be periodically monitored and subjected to combustion analysis and «Pronto Assistenza» concerning fast interventions of skilled technicians for repairing damages or checking heaters and other parts of the heating plant;

—	a service of energy management addressed mainly to public administrations, condominiums, the tertiary sector and industrial enterprises supplying heat instead of just natural gas, design of heating systems and consultancy services. This service provides immediate solutions to problems of management, design and upgrade of plants and frees customers from technical and organizational tasks as wells as from responsibilities and administrative tasks.

     Italgas Più also improved its marketing channels by adding to the traditional access point other specific channels:

—	an integrated toll-free call center system (located in Turin, Rome, Florence, Naples, Chiavari) which customers can access for any information concerning services provided: payment of bills, information on consumption, requests for service and all related matters;

—	a network of franchisors made up of 94 «shops» with flexible opening hours available to customers for any request concerning services provided. Italgas Più targets include the establishment of 460 franchised shops by 2005.

     The interactive web site www.italgaspiu.it represents a true online shop where customers can find all information concerning services provided, check their accounts, simulate consumption, change personal data and organize payments through their bank account.

     This business will be developed by entering new areas and promoting new services such as air conditioning and co-generation for small enterprises, in order to foster new forms of consumption.

     Within its strategy of alliances with municipalities and with companies managing multiservices for local governments, Eni acquired, in partnership with Acea SpA, a 46.2% interest in Ages SpA, the municipal utilities company operating in Pisa. Eni’s expenditure amounted to euro 42 million.

     Outside Italy Eni is present in natural gas secondary distribution in:

—	Hungary through Tigaz (Eni’s share 27.59%), the largest regional gas distribution company in the country, reaching 855 urban centers through a network of about 21,000 kilometers of pipelines, and serving about 1 million customers. In 2002, Tigaz sold 2.8 billion cubic meters of natural gas. In 2003 Tigaz finalized the purchase for approximately euro 80 million of 4 distribution companies active in the central-northern areas of Hungary supplying an aggregate of 150,000 customers and distributing 400 million cubic meters of natural gas;

—	Argentina, through Distribuidora de Gas Cuyana SA (Eni’s share 20.05%), which operates in the urban area of Mendoza, serving about 360,000 customers through a network of about 8,900 kilometers of pipelines. In 2002, it handled 1.6 billion cubic meters of natural gas; about 0.9 were sold to end users, while the rest was transported on behalf of third parties;

—	Slovenia, through Adriaplin Doo (Eni’s share 22.42%), which distributes natural gas to about 7,000 customers in 15 urban centers through a network of about 332 kilometers of pipelines. In 2002, it sold 30 million cubic meters.

     Transmission, Dispatching and Regasification Assets

     Transmission, dispatching and regasification activities in Italy are carried out by Snam Rete Gas SpA, a company listed on the Italian Stock Exchange and in which Eni holds a 59.76% interest. Eni’s primary transmission network was transfered to Snam Rete Gas in July 2001 pursuant to Legislative Decree No. 164/2000 concerning the Italian natural gas market, which provided for the legal separation of transmission and dispatching activities from all other activities in the natural gas segment, exclusive of the storage that, in any case, has to be subjected to accounting and management separation.

     The Italian natural gas transmission system is made up of a national network and a regional transmission network, as defined by the Decree of the Ministry of Industry (now the Ministry of Productive Activities) of December 22, 2000, which implements Legislative Decree 164/2000. These networks include pipelines, for a total length of about 31,200 kilometers, of which 29,795 kilometers are owned by Eni. The national network is composed of high pressure trunklines, mainly with a large diameter, which carry natural gas from the entry points to the system—import lines, storage sites and main national natural gas fields—to the linking points with the regional transmission network. The national network also includes some interregional lines reaching important local markets.

     The regional transmission network is composed of the remaining lines and allows the transmission of natural gas to industrial user, power stations and local distribution companies of the various local areas served.

     At December 31, 2002 the national pipeline network owned by Eni extended for 7,943 kilometers. Underground pipelines have a maximum diameter of 48 inches and carry natural gas at a pressure of 24 to 75 bars. Underwater pipelines (the only one is the pipeline crossing the Messina Strait) have a diameter of 20 to 26 inches and carry natural gas at pressure equal to or higher than 115 bars.

     The major pipelines interconnected with import trunklines that are part of Eni’s national network are:

•	for natural gas imported from Algeria:
two lines with a 48/42-inch(1) diameter, each approximately 1,500-kilometer long, including the smaller pipes that cross underwater the Messina strait, which link Mazara del Vallo (on the Southern coast of Sicily) to Minerbio (near Bologna). These lines are linked to the import pipelines that carry natural gas from Algeria through the Sicily Channel. The pipeline transmission capacity amounts to approximately 87 million cubic meters/day;

•	for natural gas imported from Russia:
three lines with 48/42/36/34-inch(1) diameters extending for a total length of approximately 900 kilometers that are linked to the Austrian network in Tarvisio and cross the Po Valley reaching Sergnano (near Cremona) and Minerbio. The pipeline transmission capacity amounts to 84.4 million cubic meters/day;

•	for natural gas imported from the Netherlands and Norway:
two 177-kilometer long lines, with a 48-inch diameter, extending from the Italian border at Passo Gries (Verbania), the point of connection with the Swiss network, to the node of Mortara, in the Po Valley. The pipeline transmission capacity amounts to 60.7 million cubic meters/day.

     As compared to 2001, in 2002 Eni’s national network increased by 47 kilometers. The national transmission network will be upgraded by means of:

—	the laying of a third line with a 48-inch diameter over 264 kilometers (124 of which already operational as of December 2002) from Tarvisio (Udine) to Zimella (Verona) on the pipeline carrying natural gas imported from Russia and the upgrade of the Malborghetto station. Works are expected to be completed by 2007;

—	the laying of a pipeline (66-kilometer long with a 36-inch diameter) from Gela to Enna (point of connection with the pipeline importing gas from Algeria) to allow the transmission of natural gas from Libya (up to 24 million cubic meters/day). This pipeline is expected to start operations in 2004;

—	the laying a 70-kilometer long pipeline with a 30-inch diameter (39 already operating in 2002) from Pontremoli to Parma, with completion expected in 2004, to upgrade the connection of the Panigaglia LNG terminal with the national network and local markets.

     Eni’s regional transmission network is composed of pipes with diameter smaller than the national lines’ one and extends for a total length of 21,852 kilometers. These pipes carry natural gas at pressures lower than 5 bars, between 5 and 24 bars and between 24 and 75 bars.

     As compared to 2001, in 2002 Eni’s regional network increased by 141 kilometers due to the construction of the Bolzano-Bressanone and Maenza-Vitinia pipelines and of various connections to end users.

     Eni’s system is completed by: (i) 11 compressor stations with a total power of about 620 megawatts. In 2002, within the upgrading of import lines from Northern Europe, the Masera (Verbania) compression station was completed with the installation of 3 compressor units; and (ii) 4 marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo and Messina in Sicily and Favazzina and Palmi in Calabria.

     Eni’s dispatching system is located in San Donato Milanese and oversees and monitors the whole transmission network in cooperation with local units. Peripheral units are represented by 8 districts that monitor the transmission network through 74 centers that guarantee operation, maintenance and control of the whole system. Each unit is responsible for operation in accordance with technical specifications and applicable laws and regulations. Two new IT projects are underway: New dispatching and Operating management of infrastructure, both aimed at upgrading information systems and equipment supporting dispatching, beside optimizing operations and maintenance of transmission infrastructure.

     In addition to the international pipeline transmission system, natural gas enters Eni’s system through the Panigaglia (Liguria) regasification plant, which receives LNG carried by tanker ships. This terminal is the only one of its kind in Italy, and has a maximum it can input approximately 3.5 billion cubic meters/year into the transmission network. LNG is downloaded from tanker ships and stored, then vaporized in a regasification plant composed of cryogenic pumps and submerged flame vaporizers. When it has recovered the gaseous state, natural gas is input in the transmission network. This terminal also regasifies LNG bought by Enel in Nigeria. In 2002, volumes of LNG regasified amounted to the equivalent of approximately 3.57 billion cubic meters of natural gas. Upgrading of this terminal is underway by means of an enhancement of the boil-off gas recovery system.

     In 2002, Eni transported 73.67 billion cubic meters of natural gas on its primary transmission network in Italy (69.58 in 2001), of which 54.56 billion cubic meters were on behalf of Eni’s primary distribution. This corresponds to an increase of 4.09 billion cubic meters, up 5.9% over 2001, due to increased volumes transported on behalf of third parties (7.70 billion cubic meters, up 67.5%), offset in part by the decline in volumes transported on behalf of Eni’s primary distribution (3.61 billion cubic meters).

     The Italian natural gas system is supplied for about 80% with imported gas, received by Eni outside Italy and transmitted to Italy through a network of international high pressure pipelines for a total of over 3,700 kilometers; in which Eni owns transportation rights, in particular:

•	the 924-kilometer long TENP pipeline (composed of a 500-kilometer long simple line and a 424-kilometer long doubling line) with transit capacity of 40.8 million cubic meters/day and four compression stations, transports natural gas from the Netherlands through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border;

•	the 291-kilometer long Transitgas pipeline, with one compression station, which transports natural gas from the Netherlands and from Norway crossing Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transit capacity of 60.6 million cubic meters/day. A new 55-kilometer long line from Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach was built for the transport of Norwegian gas;

•	the 1,018-kilometer long TAG pipeline composed of two lines, each about 380-kilometer long and a third line 258-kilometer long, with a transit capacity of 81.2 million cubic meters/day and three compression stations, which transports natural gas from Russia across Austria from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry into Italy;

•	the 742-kilometer long TTPC pipeline, composed of two lines each 371-kilometer long with a transit capacity of 78.2 million cubic meters/day and three compression stations, which transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast, where it links with the TMPC pipeline;

•	the 775-kilometer long TMPC pipeline for the import of Algerian gas, composed of five lines each 155-kilometer long with a transit capacity of 100.8 million cubic meters/day, which crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into Italy.

     Various development projects of the national and international network are currently under way:

•	the upgrade of the TAG pipeline through the completion of a third line 376-kilometer long in Austria (of which 258 kilometers have already been laid). This project will increase transit capacity by 25.1 million cubic meters/day, of which 13.3 are already operational;

•	a pre-feasibility study is underway for the upgrade of the TTPC import system from Algeria with an increase in compression capacity. When the project is completed, the pipeline transit capacity will be equal to that of the TMPC pipeline;

•	before the end of 2003 the upgrade of the TENP-Transitgas pipeline will be completed with the starting of operations of a further 44-kilometer doubling line with a 3.7 million cubic meters/day increase in transit capacity.

     In the second half of 2003 works are going to start for the laying of the Greenstream pipeline, an underwater 540-kilometer long pipe with a 32-inch diameter for the transport of natural gas from Mellitah in Libya to Gela in

Sicily for the transmission of Libyan natural gas from the Wafa and Bahr Essalam fields (operated by Eni with a 50% interest), laid at a maximum depth of 1,160 meters with a transit capacity of 24.4 million cubic meters/day, capable of carrying 8 billion cubic meters/year, of which 4 billion is Eni’s share. The Greenstream will be connected to the Gela-Enna pipeline on Eni’s national network. This project is scheduled to be completed by the start of 2005 with an expenditure of euro 0.8 billion (0.6 billion is Eni’s share).

     At the end of 2002 the Blue Stream underwater pipeline started operating. This 774-kilometer long (on two lines) pipeline with a transit capacity of 48.7 million cubic meters/day, linking the Russian and Turkish coast of the Black Sea, will transport approximately 16 billion cubic meters (Eni’s share 8 billion) of natural gas to be sold on the Turkish market.

     Development Projects

     Portugal.  Eni holds a 33.34% interest in Galp Energia («Galp»), a Portuguese energy company operating in primary and secondary distribution of natural gas and in downstream oil. This investment (made in 2000) is part of Eni’s strategy of international growth in markets with interesting growth prospects, such as the Iberian market. Galp’s interest in two import infrastructures, the Transmaghreb pipeline and the Sines LNG terminal, expected to start operations in late 2003, provides Eni with a basis to access the Iberian market. In 2002 Galp, through its subsidiaries in the field of natural gas, sold about 3.3 billion cubic meters of natural gas to about 600,000 customers through a network of high, medium and low pressure pipelines approximately 9,000-kilometer long. Eni signed an agreement with the Portuguese government providing for the postponement of the IPO of Galp Energia to December 31, 2003, thus postponing also to June 30, 2004 the related six-month period available to Eni to exercise its option to purchase a proportional number of Galp Energia shares (12.9% of its share capital) if the IPO should not take place before December 31, 2003.

     Spain.  Eni operates in Spain through España Comercializadora de Gas SAU with the aim of seizing opportunities in the Spanish natural gas market. The company will supply gas to large customers at the border and to eligible customers requesting regasification and transmission of natural gas volumes to their consumption sites in Spain. In April 2002 Eni started its supplies of about 1.2 billion cubic meters per year of natural gas to Iberdrola, a primary operator in electricity in Spain. The contract has a 15-year term.

     Within its strategy of international expansion of gas activities on March 14, 2003 Eni reached a final agreement with Spanish company Unión Fenosa SA for the purchase of a 50% interest in its subsidiary Unión Fenosa Gas. This transaction will be achieved through a capital increase of Unión Fenosa Gas for euro 16 million (corresponding to 50% of its share capital after the increase to be entirely financed by Eni) with a premium of euro 424 million, bringing Eni’s total consideration to euro 440 million after the granting of authorizations by the relevant antitrust authority.

     Unión Fenosa Gas is active in natural gas supply and sale to final users and to power generation companies. It holds a 25-year supply contract, with an option for a 25 year extension, involving 4 billion cubic meters of natural gas per year, with the Egyptian Natural Gas Holding Company (EGAS) and is building a liquefaction plant with a capacity of over 7 billion cubic meters per year near Damietta, on the Egyptian coast. In May 2002 Unión Fenosa Gas signed an agreement with the Government of Oman to develop a joint venture in the gas sector, including the participation in the construction of a new liquefaction plant in Oman, which is expected to start operations from 2006. From then onwards, a contract will guarantee 2.2 billion cubic meters per year for a 20-year period. In addition, Unión Fenosa Gas has two LNG Time-Charters contracted for 25 years and holds a 19% and a 45% interest in the Reganosa and Sagunto regasification plants, respectively, which will start operations in 2005.

     Management believes that Unión Fenosa Gas will benefit from the liberalisation of the Spanish gas market, which, according to management’s own estimatees, is expected to increase by an average of over 10% per year in the next five years to reach 42 billion cubic meters by 2010. The company targets a 13% market share while also developing on international markets; in particular it plans to sell approximately 2.5 billion cubic meters/year to Unión Fenosa SA’s combined cycle power plants.

     Blue Stream.  Eni and Gazprom hold equal shares in Blue Stream Pipeline Company BV, which operates the Blue Stream transport system, that links the Russian coast (at Beregovaya) to the Turkish coast (at SamSun) of the Black Sea for the transport of natural gas produced in Russia to be sold by Eni and Gazprom in Turkey to the Turkish company Botas under a contract expiring in 2026. The overall project costed about dollar 2.4 billion and is comprised of two parallel underwater lines, each 380-kilometer long and a compressor station at Beregovaya on the Russian coast of the Black Sea. Laying, which reached a record depth of 2,150 meters, was completed in February 2002 for the first line and in June 2002 for the second line; the compressor station is expected to be completed in the second half of 2003. The system was ready for operation by December 30, 2002. Commercial operations started in February 2003. Volumes transported and sold are expected to increase progressively from 2003 onwards to reach 16 billion cubic meters (8 billion net to Eni).

     Germany.  Eni and EnBW (Energie Baden-Württemberg AG, the third German operator in electricity) acquired through a 50/50 German joint venture (EnBW-Eni Verwaltungsgesellschaft mbH) a 97.81% interest in GVS (Gasversorgung Süddeutschland GmbH), the fourth operator in the German gas market. The remaining 2.19% interest is the object of a put option open to minority shareholders, which can be exercised before September 30, 2004 at the same price conditions of the purchase. The EnBW-Eni joint venture also acquired a 47.57% interest in EBS, a company in which GVS holds a 51% interest. EBS owns interests in companies in the area of natural gas distribution and co-generation. GVS transports and markets about 7.4 billion cubic meters of gas per year to local distribution companies serving about 750 municipalities in the south-western areas of the country through an approximately 1,880-kilometer long gas pipeline network. In 2001-2002(1) it generated revenues of about euro 1.5 billion and net income of about euro 59 million. On December 17, 2002 the European

Commission authorized the purchase of GVS by Eni-EnBW provided that the parties accept to terminate in advance of maturity the long-term supply contracts entered by local natural gas distributors and GVS; this right will also be granted to any EnBW subsidiaries. In summary, Eni and EnBW are expected to deploy their best efforts so that GVS offers a withdrawal right to its customers (which they can exercise one time only in one of two contract years of their choice — 2004 or 2006 for the contracts expiring in 2008 and 2005 or 2007 for contracts expiring in 2015). The closing of the GVS purchase took place on December 27, 2002 for a total amount of euro 704 million paid by the joint venture. The partners financed the transaction through a capital increase of about euro 178 million (euro 89 million net to Eni); for the remaining part EnBW-Eni made recourse to financial markets. With this interest in GVS, Eni enters a large natural gas market.

     Greece. Eni holds a 49% interest in the natural gas secondary distribution companies (EPA) of Thessaloniki (about one and a half million inhabitants) and Thessaly (about 500,000 inhabitants). The two companies hold a 30-year concession for natural gas distribution to residential and commercial users and enterprises consuming up to 10 million cubic meters per year, as well as the right to use distribution networks. Eni will manage the companies’ operations and will have an option on further offers of shares. Both companies started to extend the distribution network in their areas. Natural gas sales of the two companies are expected to exceed 800 million cubic meters of natural gas per year and reach 375,000 customers served by 2005.

     Brazil. Eni is engaged in natural gas distribution in Brazil through its 88.79% owned subsidiary Gas Brasiliano Distribuidora, which holds a concession for natural gas distribution in the north-western area of the Brazilian State of São Paulo. Work is underway for the construction of a distribution network.

     Hungary. In January 2003, Tigaz (a subsidiary in which Eni holds a 50% interest) further strengthened its position in the natural gas distribution market by purchasing from the Hungarian national company MOL a majority stake in four distribution companies (Mol-Gàz, Zsàmbèrkgàz, Gerecsegàz and Turulgàz) active in the central-northern areas of Hungary for approximately euro 80 million. These companies supply an aggregate of 150,000 customers distributing a total 400 million cubic meters of natural gas to 407 municipalities. The purchase of these interests will be finalized after the authorizations by relevant authorities.

     Electricity Generation

     Eni operates in power generation and electricity sale through EniPower which owns five power stations with total installed capacity amounting to approximately 1,000 megawatts located at Eni’s refineries in Livorno and Taranto and at its petrochemical plants in Brindisi, Mantova and Ravenna. In 2002 electricity sales amounted to 6,748 gigawatthour (of these 5,004 were produced electricity), corresponding to 2.1% of all volumes input in the Italian network, also 9.3 million tonnes of steam were sold.

     Eni intends to develop its electricity generation capacity by exploiting the advantages provided by the integration of natural gas and electricity production, in order to reach by 2006 an installed capacity of 6,000 megawatts, corresponding to a consumption of about 7 billion cubic meter/year of natural gas. This objective will be pursued by building new capacity at Eni’s industrial sites, in particular 12 combined cycle gas fired generators will be installed at Brindisi, Mantova, Ravenna, Ferrera Erbognone and Ferrara, while 3 more groups are going to be installed at other sites. High efficiency, low environmental impact, reduced expenditure and construction times are the main features of these plants, which show interesting profitability prospects due to the expected increase in demand for electricity and the ability to operate in co-generation (combined electricity and steam generation). The co-generation mode has been acknowledged by the Italian Authority for Electricity and Gas as a production mode that will be given priority on the national dispatching network and will be exempted from the purchase of «green certificates» (1). EniPower intends to become a cost leader in the Italian electricity industry thanks to the high technology content and optimal size of the plants it is building.

     In 2002 the following projects started: (i) construction works for the new combined cycle power station at Ferrera Erbognone (Pavia) that will have a capacity of approximately 1,030 megawatt and will be fired mainly with natural gas. When fully operational it will produce about 6.8 billion kilowatthour/year. Expected expenditure amounts to euro 550 million. The first 390 megawatt group is scheduled to start operating in late 2003; (ii) construction works for 2 new gas fired combined cycle groups for a total capacity of 780 megawatts at the Ravenna power station. The power station will reach a total capacity of over 970 megawatts and when fully operational will produce about 6.4 billion kilowatthour/year. The expected expenditure amounts to about euro 380 million. Completion and start-up of the first unit are scheduled by late 2003; (iii) in December 2002 construction works for 2 new combined cycle units for a total capacity of 780 megawatts at the Mantova power station, which will reach a total capacity of 836 megawatts and when fully operational will produce 5.3 billion kilowatthour/year. Expected expenditure amounts to euro 430 million.

     In 2002, sales of electricity amounted to 5,004 gigawatthour, of which 27% to other Eni segments. Sales of steam amounted to 9,302 million tons. Through EniPower Trading, Eni sold 1,744 gigawatthour of purchased electricity to eligible customers.

Refining & Marketing

     AgipPetroli SpA was merged into Eni SpA effective January 1, 2003 to become Eni’s Refining & Marketing division. Eni now conducts its refining and marketing activities through the Refining & Marketing division and its subsidiaries. Eni operates primarily in Italy, Europe and Latin America. Eni has the largest retail market share in Italy, with a 37.5% market share; its brands are Agip and IP. In 2002, sales of refined products totaled 52 million tons, of which 33 million in Italy. Eni’s total processing capacity of wholly-owned refineries amounted to 504,000 barrels per day at December 31, 2002. In 2002, Eni’s Refining & Marketing division had net sales from operations (including intersegment sales) of euro 21,546 million and operating income of euro 321 million.

     Eni is implementing a rebalancing of its retail distribution activities in Italy and outside Italy and intends to continue the upgrading of its retail network in Italy by selling and closing marginal service stations and developing the stronger part of its network (service stations with high throughput and high non oil potential) and its non oil retail activities. Eni’s objective is to reach European standards in terms of average throughput, services to customers and automation. Outside Italy Eni intends to strengthen its position in selected areas in Europe where it can obtain logistical and operating synergies and exploit its well-known brand name. Eni also intends to increase the flexibility of its refining system aimed at optimizing its supply system and improving product quality, in line with the expected trends of demand for fuels. Eni will intensify its efforts for efficiency improvements in all its business lines.

     The matters regarding future rationalization plans discussed in this section and elsewhere herein are forward-looking statements that involve risks and uncertainties that could cause the actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties include difficulties in obtaining approvals from relevant Antitrust Authorities and developments in the relevant market.

     Supply and trading

     In 2002, a total of 59.50 million tonnes of oil were purchased (58.51 in 2001), of which 34.04 million tonnes from Eni’s Exploration & Production segment, 17.06 million tonnes under long-term contracts with producing countries, and 8.40 million tonnes on the spot market. Some 25% of oil purchased came from North Africa, 24% from West Africa, 17% from the North Sea, 12% from the Middle East, 10% from countries of the former Soviet Union, 8% from Italy, and 4% from other areas. Some 27.26 million tonnes were resold, representing an increase of 4.56 million tonnes, up 20.1%, over 2001. In addition, 5.06 million tonnes of intermediate products were purchased (4.18 in 2001) to be used as feedstocks in conversion plants and 16.57 million tonnes of refined products (15.23 in 2001) were sold on markets outside Italy (10.16 million tonnes) and as a complement to own production on the Italian market (6.41 million tonnes).

     Refining

     Eni’s refining system in Italy is composed of five wholly owned refineries and a 50% interest in the Milazzo refinery in Sicily. At December 31, 2002, Eni’s wholly owned refineries in Italy had a balanced capacity of 504,000 barrels/day and conversion capacity of about 16.3 million tonnes, with a 58.5% conversion equivalent rate, one of the highest in Europe.

     Within Eni’s strategy of downsizing its refining system, aimed at better balancing its own production with demand, Eni and Erg SpA conferred the Priolo (owned by Eni) and Melilli (owned by Erg) refineries in Sicily, as well as their related power stations to the newly established company Erg Raffinerie Mediterranee Srl (Eni’s interest 28%). Eni and Erg hold put and call options respectively on Eni’s interest expiring in 2006 at a set price. This operation includes a four-year processing contract under which Erg Raffinerie Mediterranee will process about 2 million tonnes/year of crudes on account of Eni and will provide to Eni refined products obtained therefrom at a set price. Following this agreement, Eni’s processing on its own account is targeted to decline by about 7.5 million tonnes in 2006.

     Eni is currently implementing a program for increasing refinery performance aimed at: (i) reducing operating costs through energy saving, more flexible operating structures and optimization of maintenance; and (ii) increasing the conversion index from the present 58.5% to over 60% by 2006, in order to improve product mix in line with the expected trends in fuel consumption.

     The table below sets forth certain statistics regarding Eni’s refineries at December 31, 2002.

				Balanced
				Primary
		Ownership	Conversion	Distillation
	Location	Interest	Equivalent (1)	Capacity (2)

Wholly-owned refineries:
Sannazzaro	Lombardy	100.0%	42.0	160,000
Gela	Sicily	100.0%	138.5	100,000
Taranto	Apulia	100.0%	70.8	90,000
Livorno	Tuscany	100.0%	11.4	84,000
Porto Marghera	Veneto	100.0%	22.8	70,000
Total wholly-owned refineries			58.5	504,000
Partly-owned refineries:
Milazzo	Sicily	50.0%	69.6	80,000
Ingolstadt/Vohburg/Neustadt	Germany	20.0%	30.0	52,000
Schwedt	Germany	8.0%	33.0	18,000
Total partly-owned refineries			40.9	150,000
Total Eni			48,7	654,000

(1)	Stated in fluid catalytic cracking equivalent/topping (% by weight), based on 100% of balanced primary distillation capacity.

(2)	Barrels per calendar day. Based on percentage equity interest ownership in the refinery, not on actual utilization of balanced primary distillation capacity.

     Each of Eni’s Italian refineries is specialized based on its logistical configuration, geographic location and integration with other Eni business segments.

     Sannazzaro, with a balanced primary conversion capacity of 160,000 barrels/day, is one of the most modern and efficient refineries in Europe. Located in the south-west of the Po Valley, at the confluence of the rivers Po and Tessin, it produces mainly gasolines and other light products for the supply of markets in Northwestern Italy, Austria, Switzerland and Bavaria. Beside its primary distillation plants, this refinery contains two catalytic reforming plants used to increase the octane number of gasolines, an isomerization plant and three desulfurization plants, which allow a high degree of flexibility of production related to market and environmental conditions. The conversion plants are: a fluid catalytic cracker (FCC), a HDCK middle distillate conversion, and a visbreaking thermal conversion. This refinery processes mainly oil from Russia and Africa incoming at the nearby Genoa harbor and oil from Eni’s nearby Villafortuna field. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genoa terminal with the French-speaking part of Switzerland and Bavaria. In 2002 a turbo expander was installed, that reduced energy consumption.

     Gela, with a balanced primary refining capacity of 100,000 barrels/day, represents an upstream integrated pole with the production of heavy crudes obtained from nearby Eni fields offshore Sicily, while downstream it is integrated with Eni’s nearby petrochemical plants. Located on the southern coast of Sicily, it manufactures fuels for automotive use and residential heating purposes, as well as petrochemical feedstocks. Its high conversion level allows it to minimize the yield of fuel oil and semi-finished products. Beside its primary distillation plants, this refinery contains conversions plants such as a FCC and two coking plants. All these plants are integrated in order to process heavy residues and manufacture valuable products. Besides its primary distillation plants, this refinery contains the following plants: an FCC reactor with advanced technology and two coking plants for the conversion of low grade feedstocks and vacuum conversion of heavy residues. All these plants are integrated in order to process heavy residues and manufacture valuable products. This refinery also contains modern residue and exhaust fume treatment plants which allow the refinery to reduce the environmental impact of its operations.

     Taranto, with a balanced primary conversion capacity of 90,000 barrels/day, can process a wide range of crudes and semi-finished products with great operational flexibility. It mainly produces fuel for automotive use and residential heating purposes for the southeastern Italian markets. Beside its primary distillation plants, this refinery contains desulfurization plants, and conversions plants such as: a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant, one of the most advanced plants in the world with high yield of valuable products and low environmental impact. The plant is provided with a column for amminic washing of the gas deriving from the RHU process, which extends its useful life. This plant processes most of the oil produced in Eni’s Val d’Agri fields, carried to Taranto through the Monte Alpi pipeline which started operations in late 2001.

     Livorno, with a balanced primary refining capacity of 84,000 barrels/day, manufactures gasolines, specialty products and lubricant bases. Besides its primary distillation plants, this refinery contains two gasoline treatment plants, an isomerization plant and an octanization plant for the manufacture of highly environmental friendly gasolines, as well as a technologically advanced solvex cycle for lubricant manufacture. Its pipeline links with the local harbor and with the Florence storage sites allow the Livorno facility to operate with great efficiency with respect to reception, handling and distribution of products.

     Porto Marghera, with a balanced primary conversion capacity of 70,000 barrels/day, produces mainly gasolines and other light products for the supply of markets in northeastern Italy, Austria, Slovenia and Croatia. Beside its primary distillation plants, this refinery contains a gasoline treatment plant, octanization plants and one two-stage thermal conversion plant (visbreaking/thermal cracking) in order to increase yields of valuable products and comply with applicable environmental requirements.

     Milazzo (a joint venture in equal shares between Eni and Kuwait Petroleum Italia) has a balanced primary refining capacity of 160,000 barrels/day and contains two primary distillation plants, one naphtha treatment plant, one gasoil treatment plant and an octanization plant for the manufacture of environmentally friendly gasolines. The refinery contains also three conversion plants: one high capacity FCC for gasoline manufacture, a HDCK middle distillate conversion plant for gasoil manufacturing and one conversion plant for heavy residues with hydrogen (LC finer) which allows manufacturing of environmentally friendly products. This refinery also has two docks which allow the mooring of vessels with a maximum dead weight of 104,000 and 420,000 tons respectively.

     In Germany Eni holds an 8.3% interest in the Schwedt refinery and a 20% interest in Bayernoil, an integrated industrial pole including the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70,000 barrels per day. Eni’s share of production of the three integrated refineries of Bayernoil and of the Schwedt refinery is mainly used to supply Eni’s distribution network in Bavaria and eastern Germany.

     Eni holds a 16.33% interest in Ceska Rafinerska (CRC) which owns and manages two refineries, in the Czech Republic, Kralupy and Litvinov, with a total refining capacity of about 8 million tonnes/year. In 2002 the CRC partners approved a plan under which the refinery will supply services to oil processing services to its partners in proportion to their respective interests. This plan will be operational in the second half of 2003. Previously CRC partners purchased refined products from the refinery in proportion to their respective interests. Under the new plan CRC partners, amongst which Eni, will earn the refining margin relating to oil processed on their own account since the second half of 2003.

     Within its strategy of selective development outside Italy, which provides for Eni’s disengagement from marginal areas, in January 2002 Eni sold its 50% share in the Indeni refinery located at Ndola in Zambia.

     The table below sets forth Eni’s petroleum products availability figures for the periods indicated.

	1998	1999	2000	2001	2002

	(millions of tons)
Italy
Products processed in wholly-owned refineries	34.05	32.00	32.93	32.24	30.09
Products processed for third parties	(3.24)	(2.78)	(3.41)	(1.45)	(1.88)
Products processed in non owned refineries	7.90	8.08	8.41	5.92	6.27
Products consumed and lost	(1.94)	(2.07)	(2.11)	(1.95)	(1.91)
Products available	36.77	35.23	35.82	34.76	32.57
Purchases of finished products and change in inventories	5.74	5.45	4.30	5.19	6.06
Finished products transferred to foreign cycle	(6.51)	(5.23)	(4.58)	(4.96)	5.56
Products sold	36.00	35.45	35.54	34.99	33.07
Outside Italy
Products available	3.33	3.08	3.07	3.02	2.98
Purchases and change in inventories	8.35	8.06	10.27	10.27	10.41
Finished products transferred to Italian cycle	6.51	5.23	4.58	4.96	5.56
Products sold	18.19	16.37	17.92	18.25	18.95
Sales in Italy and outside Italy	54.19	51.82	53.46	53.24	52.02

     Logistics

     Eni is the leading transporter of petroleum products in Italy. Its logistical integrated infrastructure consists of a network of petroleum product pipelines, 2,413-kilometer long (of which Eni owns 1,476 kilometers). Included in this system is the Val d’Agri pipeline (which started operating in 2001) that links the Viggiano oil center to the Taranto refinery over 136 kilometers.

     Eni also owns storage facilities, tanker ships and a large fleet of tanker trucks (some of which wholly owned by Eni). Eni intends to sell its tanker ship fleet made up of four vessels. In October 2002 it published a tender offer and is currently expecting the completion of the due diligence phase from possible purchasers.

     Eni also operates and owns an underground storage facility in Livorno with the capacity to store 45,000 cubic meters of propane.

     From 2000, three joint ventures with Italian oil companies are operating wich provide services of handling and storage of refined products and bunkering to their partners with the aim of reducing costs, increasing efficiency and developing innovative integrated services to customers.

     Distribution and Marketing

     Eni markets a wide range of refined petroleum products, primarily in Italy, through an extensive direct sales network, franchises and other distribution systems. The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

	1998	1999	2000	2001	2002

	(millions of tons)
Retail marketing	12.02	11.85	11.57	11.64	11.14
Wholesale marketing	11.73	11.42	11.10	11.24	10.64
	23.75	23.27	22.67	22.88	21.78
Petrochemicals	5.75	5.38	4.93	4.23	3.82
Other sales(1)	6.50	6.80	7.94	7.88	7.47
Sales in Italy	36.00	35.45	35.54	34.99	33.07
Retail sales rest of Europe	2.35	2.36	2.35	2.47	2.57
Retail sales Africa and Brazil	1.11	1.54	1.43	1.71	1.44
	3.46	3.91	3.78	4.18	4.01
Wholesale marketing	6.20	6.40	5.46	5.55	5.65
	9.66	10.31	9.24	9.73	9.66
Other sales(1)	8.53	6.06	8.68	8.52	9.29
Sales outside Italy	18.19	16.37	17.92	18.25	18.95
	54.19	51.82	53.46	53.24	52.02

(1)	Includes bunkering, consumption for power production and sales to oil companies.

     In 2002, sales of refined products (52.02 million tons) decreased by 1.22 million tons, down 2.3%, due mainly to sales and closures of service stations in Italy (641 units) within the network streamlining process, to the sale of Eni’s distribution network in Nigeria and to the streamlining of the distribution network in Brazil.

     Retail Marketing

     Italy. At December 31, 2002, Eni’s retail distribution network in Italy consisted of 7,710 service stations, of which approximately 61% under the «Agip» brand name and 39% under the «IP» brand name. Eni continues the requalification process of its (owned and leased) Italian retail network by selling and closing down service stations that do not meet Eni’s target standards and by developing the stronger part of its network (stations with high throughput and high non oil retail potential). Eni’s objective is to reach European standards in terms of throughput and services provided to customers and automation. The development and upgrade of large service stations will allow to better exploit the changes that are going to be introduced in Italian regulations, such as non oil sales and longer opening hours. Within this requalification project the new IP company was established to which all leased service stations were transferred (approximately 3,000 service stations), all of which with lower average throughput than the European standard.

     In 2002, the total number of Eni’s service stations decreased by 641 units, following the closing down of 549 stations and the sale of 246 stations, offset in part by the opening of 51 new service stations and the positive balance of acquisitions and expirations of lease contracts (103 units). Eni also agreed to the sale of 330 service stations to be finalized in 2003 within swap transactions on European markets.

     The «Do-it-yourself» policy supported by the «High fidelity» campaign continued its very successful course and was extended to more Agip-branded service stations (approximately 64% of the Agip-branded network). Eni’s average throughput increased by 3.9% over 2001, from 1,643,000 liters to 1,707,000 liters. Market share was 37.5% (39.7% in 2001). The aim to improve the quality of service to customers led to a further expansion of the automation process of the domestic network. At December 31, 2002 approximately 76% of Eni’s service stations and 94% of Agip-branded service stations were provided with a corporate credit card system (60% in 2001).

     In line with the intent of improving the quality of products and services, Eni started selling in its Agip-branded service stations in Italy a new diesel fuel with low environmental impact named BluDiesel, containing only 10 parts per million of sulphur (10 mg/kg) and allowing for cleaner injection and protection of the fuel burning system in cars, better combustion and faster start-up even at low temperatures, anticipating by seven years the European regulations on this issue. The BluDiesel campaign gives greater value to the potential of Eni’s integrated system (refining, logistics and distribution) selling in a traditionally undifferentiated market a well identifiable and branded product, aimed at meeting the requirements of consumers that pay more attention to the environment and greater care to their cars. Sales of BluDiesel started in November 2002 and by year-end 1,500 service stations were selling the new product which was well accepted by customers all over Italy. BluDiesel sales amounted to 35,000 tonnes in 2002. On the ordinary service stations network where BluDiesel is sold, average sales amounted to 20-25% and peaked in some instances at 50% of total gasoil sales.

     Eni continued the development of its non oil retail activities aimed at promoting the development of its network in line with European standards, such as the diffusion of self-service and innovative commercial outlets. To this end Eni owns: (i) 50% of Finifast, a restaurant and catering company with a strong presence in highway outlets, which owns a 20-year license for the Fini trademark; (ii) master franchisor rights with exclusive rights for the oil sector for some international brands of the restaurant and catering sector. In the next 8 to 10 years Eni plans to open 4-500 food outlets (200 of these in the next four years) with high visibility. In 2002, a total of 69 food outlets were opened under own brands (Agip Cafè and RistorAgip) and also under the following trademarks: Fini, McDonalds and Pans & Co. The program provides also for more service stations to be equipped with car wash facilities and convenience stores.

     Retail sales (11.14 million tons) decreased by 500,000 tonnes, down 4.3%, due mainly to sales and closures of service stations (641 units) within the network streamlining process.

     Outside Italy. As of December 31, 2002, Eni’s distribution network outside Italy consisted of 3.052 service stations located mainly in Europe and Brazil. Eni intends to increase its market share in selected areas in Europe, where it can leverage on logistical and operational synergies and on its well established brand name. In 2002 it acquired 61 service stations in France with a total throughput of about 150 million liter/year and 40 service stations in central-eastern Europe (in particular 23 service stations in the Czech Republic, 11 in Hungary and 6 in Slovakia) with a total throughput of about 71 million liters/year. Still in 2002, Eni purchased additional 313 service stations: in particular two agreements were signed with respect to the Spanish market: (i) under the first one, in 2002, Eni bought 92 service stations, with a total throughput of 300 million liters/year, and a storage site with a capacity of about 50 million liters located on the Spanish Mediterranean coast; (ii) under the second one, in 2003, Eni purchased 130 service stations with total throughput of about 320 million liters/year and a storage site with a capacity of about 56 million liters, located in Gijon in northern Spain. A third agreement concerned 91 service stations in central Europe (56 in southern Germany and 35 in central-eastern France) with a total throughput of 273 million liters/year.

     As final step of its strategy of exiting the African market, Eni finalized the sale of its distribution network in Nigeria (242 service stations) and Zambia (20 service stations).

     Galp (in which Eni has a 33.34% interest), through its subsidiary Petrogal, is a leader in refining, distribution and sale of refined products in Portugal. Petrogal owns two refineries with a total capacity of 15.2 million tons/year and a sale network made up of 965 service stations (1,082 in 2001) with a 45.6% market share (46.7% in 2001) and average throughput of 2.75 million liters (2.52 in 2001). Petrogal holds also a 42.9% market share in LPG (44.6% in 2001). Galp controls 93% of the Portuguese logistics assets. In Spain Galp has a network of 162 service stations (189 in 2001).

     Retail sales in the rest of Europe amounted to 2.57 million tonnes and increased by 100,000 tonnes, up 4.0% over 2001, due to the purchase of service stations in France (following agreements signed in 2001 with TotalFinaElf) and in central-eastern Europe. Retail sales in Africa and Brazil (1.44 million tonnes) declined by 270,000 tonnes, down 15.8% over 2001, due mainly to the sale of Eni’s distribution network in Nigeria and to the streamlining of the distribution network in Brazil.

     Wholesale Marketing and Other Sales

     Eni sells gasoline, gasoil, fuel oil, lubricants, petroleum coke and LPG both directly to large customers and through independent distributors on various wholesale markets. Major customers are the agricultural and manufacturing industries, public utilities and transport companies. Eni also sells jet fuel directly at 38 airports, of which 27 in Italy, and marine fuel (bunkering) directly at 38 ports, of which 23 are in Italy. In addition, it sells virgin naphtha and fuel oil to Eni’s Petrochemical segment. Enel is the single largest customer of Eni’s Refining & Marketing division, purchasing approximately 9% of its total refined products requirements from Eni and accounting for approximately 6% of Eni’s total revenues from wholesale sales in Italy in 2002.

     Sales on wholesale markets in Italy (10.64 million tons) decreased by 600,000 tonnes, down 5.3%, due mainly to lower sales of gasoil for heating purposes. Market share decreased by 1.7 percentage points from 25.6 in 2001 to 23.9% in 2002 due to the higher share of sales of fuel oil to the thermoelectric segment in domestic consumption; Eni’s sales to this segment were not material.

     Eni concluded the reorganization of its wholesale activities by concentrating all businesses into one company (Atriplex SpA) that integrates in one central and peripheral commercial structure the segments of large and small retailers and consumers. The business was transferred as of January 1, 2003.

     Sales to Eni’s Petrochemical segment in Italy (3.82 million tonnes) decreased by 410,000 tonnes, down 9.7%, due mainly to lower availability of specific refinery products (transfer of the Priolo refinery and standstills at the Gela refinery), while other sales (7.47 million tonnes) decreased by 410,000 tonnes, down 5.2%.

     Outside Italy, wholesale sales (5.65 million tonnes) increased by 100,000 tonnes. Other sales (9.29 million tonnes) increased by 770,000 tonnes, up 9%, due mainly to higher sales to oil companies.

     Other Activities

     Eni manufactures MTBE, a gasoline additive, through its production plant located in Ravenna, Italy (with a capacity of 120,000 tons/year), and through plants operated by joint ventures in Venezuela and Saudi Arabia. Eni is also a producer of methanol through a plant operated in a joint venture in Venezuela. Additionally Eni produces and markets specialty products such as solvents, paraffins, sulfur and aromatics.

     LPG

     Eni is a leader in Italy in the production, distribution and marketing of LPG with a retail and wholesale market share of 20.9% in 2002, while market share in LPG for automotive use was 23.8%. Eni also has a significant presence in Brazil and Ecuador with market shares of 21.3% and 37.5% respectively.

     Eni’s main activities in Brazil concern the direct sale of LPG to commercial and industrial users as well as the sale of bottled LPG, mainly employed in household use. Eni owns 28 LPG storage facilities and 28 bottling facilities with a sales network composed of over 5,000 vendors. Besides bottled LPG, Eni also sells LPG directly to over 16,000 customers, provided with tanks of varying sizes under gratuitous loans. In the near future capital expenditure will be aimed at expanding and upgrading its bottle manufacturing activities (Brazilian laws allow bottlers to handle only their own branded bottles), installing new LPG tanks and modernizing bottling facilities.

     Lubricants

     Eni operates 13 (owned and co-owned) blending plants, in Italy, Europe, North and South America and the Far East. Eni is a market leader in Italy in lubricants with the manufacturing of base oils, primarily at its refinery in Livorno, and in marketing. Eni owns a 33.33% share in facilities in Italy for the reprocessing of used oils, for the manufacture of base oils and greases, it also owns two facilities for the production of additives and solvents. In 2002, retail and wholesale markets sales in Italy amounted to 154,00 tonnes with a 26.7%

market share. Outside Italy sales amounted to approximately 130,000 tonnes, of these about 42% in Europe (mainly Germany and Spain) and 34% in the Americas (Brazil and the United States).

Petrochemicals

     Eni operates in the businesses of olefins and aromatics, basic intermediate products, chlorine derivatives, polystyrene, elastomers and polyethylene. Its major production sites are located in Italy and in Western Europe.

     Effective from January 1, 2002 Eni transferred its Strategic Chemicals businesses owned by Enichem SpA to Polimeri Europa Srl which (both wholly-owned subsidiaries of Eni). These businesses includes EniChem’s core activities in olefins and aromatics, intermediate products, styrene and elastomers produced in Italy in Brindisi, Sarroch, Ferrara, Gela, Mantova, Porto Marghera, Priolo, Ravenna and Settimo Milanese. Also the research centers of Ferrara, Mantova, Porto Marghera, Ravenna and Novara were transferred, as well as the interests in industrial and commercial companies in Italy and outside Italy and about 6,100 employees. Certain plants were not transferred. Assets transferred had a net value of euro 432 million (determined by an independent expert named by the court). At the same time Polimeri Europa Srl (now Polimeri Europa SpA), which produces and sells mainly basic petrochemicals and polyethylene, increased its capital (fully paid in by Enichem SpA), for a nominal value of euro 359 million and additional-paid-in capital of euro 73 million. The transaction was entirely inter-company and for purposes of legal re-organization only. Accordingly, there was no effect on the consolidated financial statements. Despite the fact that Eni owned 100% of Polimeri Europa Srl from April 2001, it continued to account for this company under the equity method, in light of the fact that it intended to sell it in 2002, after the transfer of the above mentioned assets. This treatment is consistent with Eni’s principles of consolidation. When the financial statements for the year 2001 were approved by Eni’s Board of Directors, negotiations for a possible sale were underway. During 2002 these negotiations failed and Eni began to consolidate Polimeri Europa SpA.

     The persistence of negative market conditions and the structural problems of petrochemicals worldwide, related to overcapacity, made the need for restructuring Eni’s petrochemical activities compelling. In November 2002 Eni started procedures for selling its elastomer business which produces thermoplastic rubber, specialty rubber and latices in Ravenna and Ferrara in Italy, Hythe and Grangemouth in the United Kingdom, Champagnier in France and Baytown in the United States with a total of 1,895 employees. In 2002 the elastomer division generated revenues of euro 581 million and sales of 422,000 tonnes. The due diligence phase is underway. In 2002 Eni shut down the Porto Torres soda-chlorine plant and the Porto Marghera acetylene plant.

     In 2002 the demand for petrochemical products was affected by the slowdown of worldwide economy, whose effects were partly offset by the build-up of stocks by end users. Margins of petrochemical products declined significantly over 2001, in particular for olefins and elastomers, due to a decrease in selling prices (down 8.1% on average) higher than the decline in prices in euro of oil-based feedstocks (down 1.2% on average). Indications of a return to profitability in 2003 are affected by the high risk of further increases in oil-based feedstocks prices due to geo-political tensions and uncertainties on the future recovery of world economy.

     The prices of Eni’s principal petrochemical products decreased on average by 8.1%; the main declines concerned polyethylene (down 13%, in particular HDPE) and elastomers (down 9%, in particular BR and SBR general purpose rubbers).

     Sales of petrochemical products (6,307,000 tonnes) increased by 1,074 tonnes, up 20.5%, due mainly to the entry into scope of consolidation of Polimeri Europa and to the building up of stocks by end users in the first half of 2002, in particular of polyethylene and styrenic polymers. Sales of intermediate products increased significantly.

     Production (9,575,000 tonnes) increased by 1,745 tonnes, up 22.3%. The increase in production of core business activities due also to the consolidation of Polimeri Europa was offset by the decline in chlorine production, determined by the shutting down of the soda-chlorine Porto Torres plant and by the sale of the polyurethane business (effective from May 2001).

     Total nominal production capacity declined by 1%, due to the shutting down of the Porto Torres soda-chlorine plant and sale of the polyurethane business. The average capacity utilization rate calculated on nominal capacity was substantially stable (72.1%).

     About 42% of total production was directed to Eni’s own production cycle. Oil-based feedstocks supplied by Eni’s Refining & Marketing division covered 52% of requirements in 2002.

     The table below sets forth Eni’s main petrochemical products availability for the periods indicated.

	Year ended December 31,

	1998	1999	2000	2001	2002

	(thousands of metric tons)
Basic petrochemicals	6,305	6,354	6,475	6,119	6,634
Styrene and elastomers	1,629	1,584	1,693	1,537	1,565
Polyethylene	109	109	108	84	1,376
Polyurethane	247	252	255	91
	8,291	8,298	8,532	7,830	9,575
Internal consuption	(3,740)	(3,634)	(3,674)	(3,185)	(3,979)
Purchases and change in inventories	981	957	757	588	711
Total products	5,532	5,622	5,616	5,233	6,307

     The table below sets forth Eni’s sales of main petrochemical products by volume for the periods indicated.

	Year ended December 31,

	1998	1999	2000	2001	2002

	(thousands of metric tons)
Basic petrochemicals	3,984	4,029	4,002	3,928	3,681
Styrene and elastomers	1,207	1,241	1,253	1,138	1,178
Polyethylene	106	115	107	84	1,448
Polyurethane	235	236	253	83
Total sales	5,532	5,622	5,616	5,233	6,307

Oilfield Services and Engineering

     Through Saipem SpA, Eni engages in the laying of underwater pipelines and installation of offshore platforms and FPSO Systems, in onshore construction (pipelaying and plant erection) and onshore and offshore drilling. Through Snamprogetti SpA, Eni is an international operator in engineering and contracting services, in particular for the oil and gas, chemical and petrochemical industries. In 2002, Eni’s oilfield services activities were positively affected by the upward trend of oil companies’ demand for services which determined an increase in activity levels and in unit margins in the offshore construction and offshore drilling activities. The engineering activity too registered good signs of recovery in demand, in particular in the area of upstream plants for hydrocarbon treatment, which shows interesting growth prospects and where Eni has strong skills and technical know-how.

     In 2002 orders acquired (euro 7,852 million) increased by euro 4,136 million over 2001, up 111%, due to the good trend of marketing activities and orders acquired following the purchase of Bouygues Offshore (euro 1,119 million). About 96% of new orders acquired was represented by work to be carried out outside Italy, and 12% by work originated by Eni companies. In light of the explain in the year, Eni’s order backlog reached euro 10,065 million at December 31, 2002, with an increase of euro 3,128 million, up 45% as compared to December 31, 2001. Projects outside Italy represented 78% of the total order backlog, while orders from Eni companies amounted to 13% of the total.

     Oilfield Services

     Through Saipem (a listed company of which Eni currently owns approximately 43% of the ordinary shares, with the balance publicly held), Eni engages in the laying of underwater pipelines and the installation of offshore platforms and FPSO Systems, onshore construction (pipelaying and plant erection) and onshore and offshore drilling. Saipem owns a world-class fleet of technologically advanced vessels.

     Eni intends to develop its competitive position in the segment of large EPIC (Engineering, Procurement, Installation, Commissioning) projects for the development of offshore and deep offshore hydrocarbon fields by leveraging on the strengthening of its role of global contractor following the purchase of Bouygues Offshore and of its technological and operational skills in the area of floating production systems. In particular Eni intends to increase its know-how in floating oil production systems and in LNG floating systems that integrate production, storage, transport and regasification of natural gas. Eni intends to increase the relative importance of offshore construction and floating production systems expanding its presence in key areas in the Middle East, the Caspian Sea and South East Asia, strengthening its position in the areas with the most promising growth prospects (currently, West Africa).

     In the field of drilling Eni intends to focus on strategic geographical areas adopting long-term commercial policies that ensure high use of facilities also in case of low economic activity. In the onshore construction sector, Eni will focus on complex projects for the construction of natural gas transmission infrastructure.

     Eni intends to intensify efficiency improvements in all its activities and in the management of working capital.

     Among the most significant orders won in 2002 are:

•	In the Offshore construction area: (i) a turnkey contract for dollar 662 million for Esso Exploration & Production Nigeria Ltd, related to a floating production, storage and offloading (FPSO) system for the development of the Erha field offshore Nigeria. The project includes engineering, procurement, construction, towing and commissioning of the FPSO, consisting of a 285-meter long, 63-meter wide and 32-meter high hull and 24,000 tonnes of production modules. The vessel will have a storage capacity of 2.2 million barrels and an initial production capacity of 165,000 barrels/day. The FPSO is scheduled to arrive on the Erha field in June 2005, in line with planned start-up in late 2005; (ii) a turnkey contract, awarded by Mobil Producing Nigeria Unlimited for dollar 345 million for the development of the Yoho and Awawa offshore fields which includes project management, engineering, procurement, construction, transportation and installation, hook up and commissioning of one production platform, underwater pipeline laying and the installation of other facilities. The Castoro 8 vessel will install the platform and lay the pipelines between late 2003 and early 2004, whereas the Saipem 7000 vessel will install the deck during the second half of 2004. The project is expected to be completed by the end of 2004; (iii) the EPSC2 turnkey contract for phase 4 of the Peciko Project for TotalFinaElf for euro 149 million. The contract includes engineering, procurement, transport and installation of two platforms and six sealines, offshore east Kalimantan in Indonesia. Marine activities performed by Castoro 2 and Maxita are expected to be completed by July 2004; (iv) a contract for euro 63 million for Shell for the Goldeneye Project in the North Sea, comprising the laying of two sealines by Castoro 6; (v) in joint venture with the Nigerian company Pelfaco a contract for the supply of the Okpoho platform for the development of the Okpoho field offshore Nigeria operated by Eni with a 100% interest. The contract (euro 53 million) includes engineering, procurement, construction and start-up activities.

•	In the Offshore drilling area: a contract with Statoil for a three-year lease of the Scarabeo 5 platform in the North Sea. The contract (dollar 160 million) includes the option of a 16-month extension.

•	In the Onshore construction area: (i) a turnkey contract for the construction of an oil treatment plant in the Rhourde Ouled Dejmaa (ROD) field in Algeria with a capacity of 80,000 barrels/day for Sonatrach/BHP for dollar 129 million representive Eni’s share. The contract provides for the engineering, procurement and construction of the treatment plant and its auxiliary installations (a network of pipelines and some storage sites) and the provision of services for the operation of the plant; (ii) a contract with the Nigerian company NAOC for the upgrade of the gas plant at Obiafu/Obrikom and the construction of a flow station near the Irri field in Nigeria. The contract provides for the engineering, procurement and construction of the plant for an amount of dollar 72 million.

     At December 31, 2002, the order backlog of Saipem amounted to euro 5,158 million (compared with euro 2,853 million at December 31, 2001), of which approximately 96% related to projects outside Italy and approximately 12% related to orders from Eni group companies.

     On July 9, 2002, Saipem completed the acquisition of Bouygues Construction’s 50.8% interest in Bouygues Offshore after receiving the approval of the European Antitrust Authority. Bouygues Offshore is a French company leader in the field of engineering services for the oil industry. The cash offer price was euro 60.08 per share. Following approvals from the French and USA market authorities Saipem launched a tender offer for the remaining shares held by the public at the same price paid to Bouygues Construction for its majority interest. This tender offer on the French market was completed on September 6, 2002 with the purchase of a further 46% interest in Bouygues Offshore (thus bringing Eni’s total amount of voting rights to 96.8%). On September 23, 2002, Saipem performed a repurchase offer followed by a squeeze-out of the minority shareholders. Such procedures were closed on October 30 and Bouygues Offshore shares were withdrawn from the Paris and New York Stock Exchanges. At the end of these procedures Saipem owned 100% of the voting rights and 98.8% of the share capital, the remaining 1.2% being represented by treasury shares held by Bouygues Offshore for its stock option plans. The total cost of this transaction was euro 906 million (net of cash acquired for euro 100 million).

     The combination of Saipem’s construction capabilities supported by technologically advanced vessels and Bouygues Offshore’s engineering and project management expertise creates an operator able to compete in the market of turnkey projects to the oil industry. With this acquisition Saipem strengthens its competitive positioning in the provision of project management, engineering, procurement and construction services for the development of hydrocarbon fields, with a particular focus on challenging projects in remote areas, deep-water environments and gas-related projects. The new group will be a truly worldwide contractor, with strong local presence in strategic and emerging areas such as West Africa, the former Soviet Union, Central Asia, North Africa, Middle East and South East Asia. Bouygues Offshore has a sound competitive position in the market of services for onshore and offshore oil and gas production facilities. Other activities include maintenance services, construction of port facilities, and LNG supply. Bouygues Offshore’s main geographic areas of activity are Europe and Africa. The company employs approximately 2,500 engineers.

     In 2002 Eni purchased: (i) a 50% interest in European Marine Contractors (EMC), operating in the laying of large diameter subsea pipelines in the North Sea, in which it already held a 50% interest. Eni’s outlay amounted to euro 122 million. With this acquisition Eni obtains full availability of EMC vessels, among which the semisubmersible drilling rigs Castoro 6 and Semac and consolidates its capability in the field of large diameter pipelaying in deep waters: (ii) the whole share capital of SaiClo Luxembourg for euro 23 million, owner of the Maxita multipurpose vessel capable of laying flexible, umbilical lines and mooring systems in deep waters.

     Engineering

     Eni, through Snamprogetti, is engaged in engineering and contracting, in the area of plants for hydrocarbon production, refining, treatment and enhancement of natural gas, fertilizers and petrochemicals, pipeline transport systems, electricity generation and infrastructure.

     Its firm standing on international markets as global contractor for complex projects is ensured by various competitive advantages deriving from its long track record in international contracting, its ability to supply integrated packages and turn-key projects, a flexible organizational structure and a continuous development of advanced proprietary technologies. The services offered cover the whole cycle of investments: consulting, feasibility studies, project financing assistance, basic and executive engineering, project management, procurement, supervision and direction of operations, testing and first operation of plant, personnel training.

     In over forty years of activity, Eni has operated in more than 100 countries, building 70 industrial grass-root complexes, over 1,300 plants (refineries, chemical and petrochemical plants, infrastructure, offshore rigs, marine terminals) and engineering 66,000 kilometers of onshore (for 45,000 kilometers of these it also carried out construction works) and 12,000 kilometers of offshore pipelines, including deep waters and hostile environments.

     Eni intends to consolidate its competitive positioning in the market segment of complex projects requiring a wide and integrated range of services, flexible organization and a continuous development of new technologies. It will therefore stress its role of global contractor based on its distinctive operating skills, the level of services provided and advanced proprietary technologies. It will focus its activity on market segments characterized by high growth rates and by the development of important technologies in strategic areas such as hydrocarbon production, treatment and transmission as well as upgrading of natural gas (conversion and liquefaction) and of heavy crudes. Eni intends to pursue a balance between turn-key contracts and special services (such as conceptual, basic FEED and PMC) as well as the participation in relevant projects. It will also intensify actions for improving efficiency and operating flexibility.

     In 1991, Eni’s Oilfield Services and Engineering segment, through its interest in Cepav Uno and Cepav Due consortia, signed two conventions with TAV SpA («TAV») to participate in the construction of the high speed railway from Milan to Bologna and from Milan to Verona. Eni holds a majority stake in both Cepav Uno (Eni’s interest 50.36%), in charge of building the track from Milan to Bologna (currently under construction) and Cepav Due (Eni’s interest 52%), in charge of building the track from Milan to Verona (for which arbitration is under way against TAV due to the withdrawal of the concession previously awarded to TAV itself from Ferrovie dello Stato).

     Among the most significant orders won in 2002 are:

•	in the Oil & Gas and Refining area: (i) in joint venture in equal shares with Technip-Coflexip, Kellog Brown & Root and JGC, a turnkey contract for the expansion of the Bonny liquefaction plant in Nigeria for Nigeria LNG. The «NLNGplus» project has a value of over dollar 1.7 billion (25% is Eni’s share) and provides for the construction of the fourth and fifth LNG production trains with a capacity of approximately 5.2 billion cubic meters/year each. The trains will produce also 1.1 million tonnes/year of LPG and 0.4 million tonnes/year of condensates. When the two trains are completed in 2005, the Bonny plant will process 75 million cubic meters of natural gas/day with a total production of 21.8 billion cubic meters/year of LNG and 2.3 million tonnes/year of LPG; (ii) a turnkey contract for the design, procurement and construction of an industrial complex near Qatif, about 30 kilometers from Dhahran in Saudi Arabia for Saudi Aramco. The complex includes two plants for the separation of oil from gas (GOSP) and units for natural gas treatment, oil stabilization and power generation with a treatment capacity of 800,000 barrels/day. The work is expected to be completed in 31 months; (iii) in joint venture with the Japanese companies Chiyoda and Mitsui & Co Ltd, a turnkey contract to build the fourth production line of liquefied natural gas at the Ras Laffan complex for Ras Laffan Liquefied Gas Company in Qatar that will produce approximately 4.7 million tonnes/year of LNG. The plant will be completed before the end of 2005. The contract includes engineering, procurement and construction. The Ras Laffan complex produces 6.6 million tonnes/year of liquefied gas in two production lines. Snamprogetti is working also on the design and construction of the third line, with a capacity of 4.7 million tonnes/year under a contract won in 2001;

•	in the Chemicals and fertilizers area: a contract to build a fertilizer complex in Oman. The project has a value of dollar 770 million (50% is Eni’s share) and will be carried out through a 50/50 joint venture with Technip-Coflexip for Oman-India Fertilizer Company (OMIFCO) and will be the world’s largest grass-roots fertilizer complex. It will consist of two 1,750 tonnes/day ammonia plants and two 2,530 tonnes/day urea plants. The contract includes engineering, design, materials, construction management, start-up supervision and training of OMIFCO personnel. All these plants will use proprietary technologies of Snamprogetti and its affiliate Haldor Topsøe, a Danish company (in which Eni holds a 50% interest) operating in the provision of engineering services and the manufacture and sale of catalysts for the chemical, petrochemical and refining industries.

     At December 31, 2002, the order backlog of Snamprogetti amounted to 4,907 million euro (compared with 4,084 million euro at December 31, 2001), of which approximately 35% related to projects outside Italy.

Libya project

     In Libya, within the joint development plan of the oil, gas and condensates fields of Wafa and Bahz Essalam operated by Eni with a 50% interest (the other partner being the Libyan national company NOC), Eni companies were awarded five contracts:

•	in a consortium with Hyundai Heavy Industries, a turnkey contract for the construction and installation of the Sabratha production platform, offshore western Libya, about 100 kilometer north of Tripoli, within the development of the offshore Structure C fields in permit NC-41. The total value of the contract is estimated at euro 620 million, of which Saipem’s share is euro 420 million and includes project management, engineering, procurement, fabrication, transportation and installation, hook-up and commissioning, start-up and six month of operational assistance. The platform will be installed during the first half of 2004 at a water depth of 190 meters using the Saipem 7000 vessel;

•	a turnkey contract to a consortium led by Snamprogetti (other partners being ABB Lumus and Hyundai Engineering and Construction) for the construction of a grass-root treatment plant for gas, crudes and liquid hydrocarbons from the Libyan offshore at Mellitah. The total value of the contract is euro 700 million. The consortium will provide engineering, procurement and construction of the plant that will have a capacity of 6.66 billion cubic meters/year. Work is expected to be completed in 29 months;

•	the third contract to Saipem with a value of approximately euro 400 million, includes project management, engineering, procurement, fabrication, transport and installation of two pipelines linking the Sabratha offshore platform to Mellitah on the Libyan coast, in addition to fabrication and installation of auxiliary facilities. The project will be carried out by the Castoro 6 vessel during the first half of 2004 and is expected to be completed in the spring of 2005;

•	a fourth contract awarded to Bouygues Offshore in joint venture with Doris Engineering for euro 133 million includes design, construction and installation of an underwater production system at a water depth of 190 meters;

•	a fifth contract for approximately euro 285 million was awarded to Saipem and involves the laying of the Green Stream pipeline linking Mellitah on the Libyan coast about 80-kilometer west of Tripoli to Gela in Sicily. The 540-kilometer long pipeline with a 32-inch diameter will be laid at a maximum water depth of 1,160 meters. Pipelaying activities will be carried out during the second half of 2003 by the vessel Castoro 6. The project is scheduled to be completed in June 2004.

Other Activities

     Eni SpA engages in strategic planning, human resources management, finance, administration, legal affairs, international affairs and corporate research and development functions for the Company. Through Enifin SpA, Societa Finanziamenti Idrocarburi-Sofid SpA and Eni International BV, Eni carries out lending, factoring, leasing and insurance activities, principally on an intercompany basis. Eni also engages in information technology, communications, technology research and other activities.

     Starting from January 2003 Eni’s non-core activities have been reorganized as follows:

•	Syndial (former EniChem) was included in the «Other Activities» segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);

•	the new «Corporate and financial companies» segment was created, which includes Eni Corporate, Eni Servizi Amministrativi and the financial companies formerly included in the «Other Activities» segment.

     Management does not consider Eni’s activities in these areas to be material to its overall operations.

Research and Development

     Eni conducts research and development activities within each of its principal operating subsidiaries and through EniTecnologie SpA, which is responsible for corporate research and development. Eni’s research and development expenses amounted to euro 234 million, euro 203 million and euro 175 million in 2000, 2001 and 2002, respectively. In year 2002, 1,390 employees were involved in research and development activities. During the year, 50 applications for patents were filed in Italy (65 in 2001).

     Eni’s activity aims at extending the boundaries of knowledge and promoting the exchange of experience, expertise and know-how, in the belief that technological excellence is an essential factor in competition and economic and industrial sustainability. To this end Eni is constantly striving in the research and development of technologies, services and products with a distinctively innovative character.

     In 2002 Eni reviewed the role of research and development in the light of the following guidelines: (i) to increase resources devoted to upstream issues; (ii) to allocate more resources to the development of prototypes; (iii) to support qualified laboratory research in order to direct it to long-term radical innovation.

     In accordance with these guidelines, the major turning points achieved in 2002 have been: (i) the implementation of a new model of innovation which integrates activities aimed at incremental improvement managed by business units with the long-term innovative projects managed by Eni corporate functions by means of a coordination center and the allocation of costs directly to corporate functions for the most innovative projects; (ii) a reorganization of R&D structures aimed at integrating all homogeneous skills and knowledge centers, including the laboratories of the Refining & Marketing division and of Snamprogetti.

     In the course of 2002, many technologies were implemented at the industrial level for the first time:

     In the Exploration & Production division, an innovative technology (Level 6 Junction) was developed and applied to a well in Nigeria that allows to divide the well in a number of branches while maintaining safety requirements and reducing operating costs and impact on the ground (Prime flow).

     Another innovative method was developed and applied. It does not require invasive inspections of pipes, but is based on indirect measurements capable of locating any obstructions, such as waxes and asphaltenic deposits, within flowlines.

     In the Refining & Marketing division, marketing of the new formula gasoil «BluDiesel» started and certification was obtained from a major German car manufacturer for an innovative «fuel economy» lubricant.

     In Petrochemicals, improved performance polymers were developed such as linear polyethylene for extensible films and thermoplastic elastomers for the compound area. A new competitive process for the manufacture of ethylbenzene was developed and tested as well as a new catalyst for the manufacture of linear polyethylene.

     Many technologies reached an advanced development stage.

     In the Exploration & Production segment, initial applications are underway based on original proprietary techniques of CRSS, a new method for the elaboration of geophysical data, that allows a more accurate definition of subsoil imaging. A new integrated IT application named SCREAM was developed which allows for the search of analogue situations in carbonated reservoirs, in existing database or reporting with a very fast access to geomineral data and information with significant reductions of the time necessary to start production. The corporate research function is developing, among other things, technologies to reduce the density of drilling fluids by means of hollow glass micro spheres and to stop water infiltration by means of the RPM (Relative Permeability Modifier) polymer.

     In the Gas & Power division, the experimenting phase is nearly completed for the «Synthesis of waxes by means of Fischer Tropsch» technology used in a pilot plant built at Eni’s Sannazzaro refinery. Use in a pilot plant confirmed the performance of the new partial catalytic oxidation technology for the production of synthetic gas or hydrogen.

     At the Taranto refinery construction started of the Eni Slurry (EST) demonstration unit with a 1,200 barrels/day capacity for the upgrading of heavy oils.

     Various improvements were introduced in the designing and laying of pipelines, with specific reference to the use of high and very high grade (X-80 e X-100) steel and to advanced telecollection systems for the definition of routes and for the optimization of deep water operations (drilling, field development).

     In the Refining & Marketing division, work continued on the quality improvement of fuels, gasoline, gasoils and lubricants, fuels for special use in turbines and oil drilling operations.

     Work on environmental issues continued, focused in particular on the reduction of polluting emissions by means of the optimization of the vehicle/fuel ratio and the reclaiming of industrial sites also with biological techniques.

     Major research areas in 2002 were:

Reduction of exploration and development costs

Geosciences
High resolution prospecting techniques
Field simulation models
Field productivity enhancement methods
Advanced drilling systems
Production in hostile environments

Performance and product differentiation

Advanced process control
Innovative polymerization catalysis

Feedstocks enhancement

Long distance gaslines
Conversion of gas into liquid products
Conversion of heavy crudes into light products

Environmental protection

Hydrogen
New formulas for fuels and lubricants
«Clean» catalytic processes
Air quality monitoring
Reclaiming of polluted soil

Insurance

     Eni constantly assess its exposure for the Italian and foreign activities that are mainly covered through the Oil Insurance Limited («OIL»), a mutual insurance and reinsurance company that provides to its members a broad coverage tailored to the specific requirements of oil/energy companies. Eni makes use of a captive insurance company that covers the risks and implements Eni’s Worldwide Insurance Program placed with high-quality securities in order to integrate the terms and conditions of the OIL coverage.

     An insurance risk manager works in close contact with managers directly involved in core business activities in order to evaluate potential risks and their financial impact on the Group. This process allows to define a constant level of risk retention and, conversely, the amount of risk to be transferred to the market.

     The level of insurance maintained by Eni is generally appropriate for the risks of its businesses.

Environmental Matters

     Together with other companies in the businesses in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemicals operations. These laws and regulations may also restrict air emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials.

     Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken, the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s results of operations and financial position as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s results of operations and financial position due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of Decree No. 471/99 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

     The recently enacted environmental legislation includes improvements of previous laws on operations, safety and waste waters, as well as regulations on waste disposal and remediation or shutdown of industrial sites. Eni is evaluating actions (such as voluntary agreements) and investments to comply efficiently with new regulations. In accordance with European guidelines, the protection from water pollution was strengthened with Legislative Decree No. 152/99 as completed by Decree No. 258/00, which provide for an integrated protection of water resources by extending control from each discharge place to all the effects of accumulation and interactions of various discharges into one single water course and set quality objectives to be reached within 2008. All discharges require preventive authorization, to be renewed every four years, and must lie below the thresholds set by Regions. Legislative Decree No. 152/99 sets the term of June 2002 for the upgrade of existing discharges to the new rules.

     To date Eni cannot evaluate the possible impact of the application of Decree No. 152/99, however there can be no assurance that there will not be a material adverse impact on Eni’s operations due to measures adopted by local authorities whenever the quality of a certain water source does not comply with set standards due to the industrial activity of all plants located above that water source. Legislative Decree No. 258 states that production water discharges from oil activities performed in the sea shall be progressively substituted by injection or reinjection in deep geological strata. Previously such production water discharges were treated as waste disposal. Eni expects that capital expenditure necessary to provide offshore wells with reinjection facilities will be paid off by lower operating expenses with respect to waste disposal costs.

     Management of waste, toxic waste, packaging and packaging waste is regulated by Legislative Decree No. 22 of February 5, 1997 which refers to three European Directives (91/156/CEE, 91/689/CEE and 94/62/CE) and provided incentives to clean technologies and recycling and reuse of waste. This decree prohibits the uncontrolled disposal of waste underground and in the water and obliges polluting entities to reclaim polluted areas. Whenever it is not possible to identify one person or entity responsible for existing pollution, the owner of the polluted area is expected to pay for its reclamation. This decree became operational with decree No. 471/99 of the Ministry of the Environment, which also defined limits for the contamination of soils and underground waters, the general guidelines for reclaiming and environmental recovery of polluted areas, and the criteria for the identification of polluted areas of national interest. For the storage of toxic waste, the decree favors techniques avoiding transport of waste and their on-site treatment. Whoever causes, wilfully or accidentally, pollution of an area or actual danger is expected to react within 48 hours according to the procedure set by the decree. At present Eni is not yet able to evaluate the possible future consequences deriving from the completion of on-going surveys and other possible effects of the application of Decree No. 471/99 of the Ministry of Environment; however there can be no assurance there will not be a material adverse impact on Eni’s results of operations and financial position from the application of that decree. Law 388/00 changed the regulations concerning the reclamation of polluted sites, easing the discipline of crimes related to events prior to Legislative Decree No. 22/97 and imposing the reclamation of sites where industrial activity is ongoing. However, the reclamation is to be carried out provided that it does not involve a significant disruption in operations; reclamation costs can be amortized in ten years.

     In the next years Law 372/99 will gradually enter into force. This law, which is related to the European Directive 96/61/CE (IPPC — Integrated Pollution Prevention and Control), envisages that industrial installations will apply for an integrated authorization concerning emissions, wastes and water discharges. Before June 20, 2002 the competent authority is expected to define a schedule for the filing of requests for IPPC authorization. Many of Eni’s plants — refineries, chemical plants, power stations — will have to comply with this law but Eni expects no adverse impact on its operations, since the IPPC authorization intends to integrate and make compatible authorizations which now are given separately.

     In 2003, according to the IPPC Directive, the Member States must communicate their 2001 national values of emissions into the atmosphere, wastes produced and managed and, finally, discharges into water of some compounds specified in the annexes of the directive relative to EPER (European Pollutant Emission Register). The Directive applies to several Eni plants, so the Eni divisions and/or companies which own these plants, are going to report their data to the authority in charge of preparing the Italian national communication.

     To meet future environmental obligations, Eni is engaged in a continuing program to develop effective measures for the protection of the environment. This program includes research and capital expenditures related to reducing sulphur levels in heavy fuel oils and diesel fuel, reducing benzene and sulphur content in gasoline, improving the quality of emissions and effluents from Eni’s refineries and petrochemical plants, developing and installing monitoring systems at Eni’s facilities and developing environmental impact assessments for major projects.

     During 2002 the Kyoto Protocol has been ratified by the EU and also by Italy, with Law 120/2002. After the Italian Government ratified the Kyoto Protocol, Eni actively participated in the definition of the National Action Plan for the reduction of greenhouse gas emissions. Eni companies are engaged in a comprehensive plan aimed at:(i) improving and adopting an advanced protocol for greenhouse gas emissions accounting and certification; (ii) defining a portfolio of projects for emission reduction in its own installations and a portfolio of ongoing and new projects consistent with the Flexible Mechanisms of the Kyoto Protocol (Clean Development Mechanism and Joint Implementation); (iii) participating to international emission trading markets (EU is finalizing a directive for the introduction of an emission trading scheme, by the year 2005; (iv) preparing a medium-long term strategy for the sustainable management of greenhouse gases.

     A recent important development in the Italian environmental legal system is the draft law for the restructuring of all environmental legislation. The draft law has been firstly proposed at the end of 2001 and is now being re-examined by the Italian Parliament after the adoption of some amendments. The main target is to better coordinate and integrate various environmental laws, in view of a more complete harmonization with EU legislation. It is difficult to predict now the overall impact on Eni operations, but certainly the present Italian environmental legislation in some cases is stricter than the EU counterpart.

     In order to more effectively respond to and anticipate the increasing complexity of the international and national environmental legislation, to better adapt to the international context where it operates and to increase its effectiveness in the implementation of its Corporate HSE Guidelines, during 2002 Eni created the HSE Corporate Department, with the following tasks: (i) elaborating a plan consistent with Eni’s policies and guidelines; (ii) defining a HSE management system model, to be used as reference by all business units; (iii) responding to the increasing challenges of sustainability by means of the design and the implementation of a sustainable energy system.

     In 2002, operating and capital expenditures in health, safety and environment amounted to euro 887 million. Environmental expenditures amounted to euro 590 million, of which euro 51 million related to air emissions, euro 79 million to water, euro 88 million to waste and euro 147 million to soil. In addition to operating and capital expenditures, Eni also creates provisions for future environmental remediation. Expenditures against such provisions are normally incurred in subsequent periods and are not included in environmental operating expenditure. Provisions for environmental remediation are made when a clean-up is probable and the amount reasonably determinable. Generally, their timing coincides with the commitment to a formal plan of action or, if earlier, on divestment or closure of inactive sites. In addition, Eni makes provisions against costs expected to be incurred with respect to the abandonment of hydrocarbon-producing assets. In 2002, Eni accrued euro 184 million to the site restoration and abandonment reserve. See ‘‘Note 13 to the consolidated financial statements — Reserves for contingencies and other deferred non-current tax liabilities’’ for more details regarding environmental and site restoration and abandonment reserves.

     In 2002, the equivalent of about 1,373 full time employees were employed by the Group in the area of health, safety and environment.

     The total certifications (ISO 14000, OHSAS, EMAS, ISM, etc.) obtained in 2002 were 85, of which 7 in the Exploration & Production division, 18 in the Gas & Power division, 24 in the Refining & Marketing division, 22 in the Petrochemical segment and 14 in the Oilfield Services and Engineering segment. To ensure operating efficiency of health, safety and environment management systems, 501 internal auditors were available in 2002.

     Training played a relevant role in the management of safety and environmental issues, with a total of 279,466 hours of HSE training provided to 68,155 participants in 2002.

     In the area of health Eni employs a system of constant monitoring, increasing the frequency of checks where risks are higher. In 2002, a total of 34,086 medical examinations and 215,418 medical tests were performed in the whole Eni Group.

     Regarding Safety, in 2002 both accidents rates (frequency and seriousness) showed a marked improvement compared with the values of the previous year.

     Regarding environmental issues, in 2002 greenhouse gas («GHGs») emissions from flaring (representing 37% of Eni total GHGs emissions) decreased by 4,7% compared with the values of the previous year.

     Pursuing the creation of a sustainable energy system, in 2002 Eni further developed action plans for the reduction of greenhouse gas emissions and the mitigation of the possible impact of climate changes. In this perspective Eni continued its programs for the development of natural gas in Italy and abroad by means of technologically advanced projects such as Blue Stream (a gas pipeline from Russia to Turkey) and Greenstream (a gas pipeline which allows to increase the Italian imports of natural gas). Outside Italy Eni is also implementing a «Zero Gas Flaring Program», with the development of projects in Nigeria and Congo (construction of new high efficiency combined cycle power plants for the exploitation of associated gas, coming from the near oilfields).

     Furthermore, in 2002 Eni Refining & Marketing division launched a new product: BluDiesel, a virtually sulphur free diesel fuel which anticipates environmental regulations and ensures better engine performance. This product is currently sold in 1,500 service stations with average sales amounting to 20-25 % of total gasoil sales and in some cases peaking at 50%.

Regulation of Eni’s businesses

     Regulation of exploration and production activities

     Eni’s exploration and production activities are conducted in many different countries and are therefore subject to a broad range of legislation and regulations. These cover virtually all aspects of exploration and production activities, including matters such as license acquisition, production rates, royalties, pricing, environmental protection, export, taxes and foreign exchange. The terms and conditions of the leases, licenses and contracts under which these oil and gas interests are held vary from country to country. These leases, licenses and contracts are generally granted by or entered into with a government entity or state company and are sometimes entered into with private property owners. These arrangements usually take the form of licenses or production sharing agreements. See «Regulation of the Italian Hydrocarbons industry» and «Environmental Matters» for a description of the specific aspects of the Italian regulation and of environmental regulation concerning Eni’s exploration and production activities.

     Licenses (or concessions) give the holder the right to explore for and exploit a commercial discovery. Under a license, the holder bears the risk of exploration, development and production activities and provides the financing for these operations. In principle, the license holder is entitled to all production minus any royalties that are payable in kind. A license holder is generally required to pay production taxes or royalties, which may be in cash or in kind. Both exploration and production licenses are generally for a specified period of time (except for production licenses in the United States which remain in effect until production ceases). The term of Eni’s licenses and the extent to which these licenses may be renewed vary by area.

     Production sharing agreements (PSAs) entered into with a government entity or state company generally obligate Eni to provide all the financing and bear the risk of exploration and production activities in exchange for a share of the production remaining after royalties, if any.

     In general, Eni is required to pay income tax on income generated from production activities (whether under a license or production sharing agreement). The taxes imposed upon oil and gas production profits and activities may be substantially higher than those imposed on other businesses.

Regulation of the Italian Hydrocarbons Industry

     Overview

     The matters regarding the effects of recent or proposed changes in Italian legislation and regulations or EU directives discussed below and elsewhere herein are forward-looking statements and involve risks and uncertainties that could cause the actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties include the precise manner of the interpretation or implementation of such legal and regulatory changes or proposals, which may be affected by political and other developments.

     The Italian hydrocarbons industry is regulated by a combination of constitutional provisions, statutes, governmental decrees and other regulations that have been enacted and modified from time to time, including legislation enacted to implement EU requirements (collectively, the «Hydrocarbons Laws»).

     In the early 1990s, the Government commenced the gradual liberalization of the Italian hydrocarbons industry by implementing legislation that provided for, among other things, (i) the elimination of price controls on petroleum products, (ii) the abolition of Eni’s right of first refusal with respect to the purchase of natural gas produced offshore Italy, (iii) the implementation of a partial third-party access system for the transportation of domestic natural gas, (iv) the establishment of a system for the updating of on natural gas retail prices and (v) the establishment of a royalty reduction program. Law No. 481 of November 14, 1995 (the «Authority Law»), provided for the establishment of a new regulatory body, known as the Autorità per l’Energia Elettrica e il Gas (the «Authority»), the Italian Public body charged with, among other things, regulatory supervision of electricity activities and natural gas distribution in order to guarantee the promotion of competition and efficiency while providing for an adequate level of service quality. As the latter is concerned, the Authority is mainly responsible for the public service of natural gas distribution through urban networks.

     Decree No. 164, which enacted into Italian Legislation European Directive on Natural Gas 98/30/CE, regulates the Italian natural gas market. Prior to the implementation of Decree No. 164, the Italian natural gas market lacked a legislative framework. See «—Natural Gas».

     Legislative Decree No. 32 of February 11, 1998 («Decree No. 32») as amended by Legislative Decree

     No. 346 of September 8, 1999 and Law Decree No. 383 of October 29, 1999, significantly changed Italian regulation of service stations. In particular, the Decree replaced the process of concessions granted by the Ministry of Industry, regional and local authorities with a license granted by city authorities. See «—Refining and Marketing of Petroleum Products».

     Legislative Decree No. 443 of October 29, 1999 («Decree No. 443) modified Legislative Decree No. 112 of March 31, 1998 («Decree No. 112») which attributed to Regions many responsibilities in the field of energy and specifically in the sector of hydrocarbons. Decree No. 443 attributes to the State administrative decisions concerning exploration and production of hydrocarbons in the Italian offshore as well as natural gas storage in fields, whilst administrative decisions concerning exploration and production of hydrocarbons on the Italian mainland are made by the Government in agreement with Regions.

     Exploration and Production of Hydrocarbons

     Exploration Permits and Production Concessions.  Pursuant to the Hydrocarbons Laws, all hydrocarbons existing in their natural condition in strata in Italy or beneath its territorial waters (including its continental shelf) are the property of the State. Exploration activities require an exploration permit, while production activities require a production concession, in each case granted by the Ministry of Industry. The initial duration of an exploration permit is six years, with the possibility of obtaining two three-year extensions and an additional one-year extension to complete activities underway. Upon each of the three-year extensions, 25% of the area under exploration must be relinquished to the State. The initial duration of a production concession is 20 years, with the possibility of obtaining one ten-year extension and additional five-year extensions.

     Royalties.  The Hydrocarbons Laws require the payment of royalties for hydrocarbon production. Royalties are equal to 7% and 4%, respectively, for onshore and offshore production of oil and 7% for both onshore and offshore production of natural gas.

     Preferential Rights.  Until December 31, 1996, Eni was entitled to a number of preferential rights, including, among other things, the exclusive right to explore for and exploit, without permit or concession, hydrocarbon deposits in the Exclusive Area.

     In 1994, the EU enacted a licensing directive (the «Licensing Directive»), which required member states to enact legislation eliminating, by December 31, 1996, all laws that provided exclusive rights to a single entity in a specific geographic area. Decree No. 625, which was adopted to implement the Licensing Directive, eliminated the exclusivity of Eni’s rights in the Exclusive Area. Decree No. 625 allows Eni to obtain upon application exploration permits and production concessions having effect from January 1, 1997 that would preserve such rights as have vested under the regime of exclusivity (based on the activities that have been carried out or are currently underway). As of December 31, 2002, Eni held 100 exploration permits and 180 production concessions for a total net acreage of 43,961 square kilometers and 9 storage concessions.

     Natural Gas

     Legislative Decree No. 164 of May 23, 2000 for the Implementation of the European Directive on Natural Gas 98/30/CE.  The European Directive on natural gas was implemented into Italian legislation through Legislative Decree No. 164 of May 23, 2000 («Decree No. 164»), effective from June 21, 2000. As concerns natural gas activities carried out by Eni the most relevant aspects of the decree are as follows: (i) it defines until December 31, 2002 eligible customers (with access to the natural gas system) to be: final customers consuming more than 200,000 cubic meters per year; wholesalers and all distributing companies; electricity producers and co-generators; consortia consuming more than 200,000 cubic meters per year provided each partner consumes more than 50,000 cubic meters per year. Starting in 2003 all customers are eligible customers; (ii) from January 1, 2003 to December 31, 2010 no single operators is allowed to hold a market share higher than 50% of domestic sales to final customers. In addition, no single operators is allowed to supply more than 75% of all natural gas volumes introduced in the domestic transmission network by 2002, decreasing by 2 percentage points per year until it reaches 61%. The two ceilings are calculated net of losses (in the case of sales) and own consumption. A three-year average mechanism is used to evaluate whether volumes introduced in the domestic transmission network or sold to final customers are above set ceilings. Those ceilings are considered exceeded if at the end of the first three-year period, the average of volumes introduced in the domestic transmission network or sold to final customers is higher than the allowed average for that period. In subsequent years, the three-year average is calculated on data of the most recent three years; (iii) imports from the European Union are free, while natural gas imported from outside the European Union is subject to an authorization of the Ministry of Productive Activities. Subjects importing from countries outside the E.U. must secure a certain availability of strategic storage. Such constraints applies also the import contracts entered into before the coming into effect of Decree No. 164, these contracts are automatically considered authorized since this date; (iv) from January 1, 2002, natural gas transport and dispatching activities are to be carried out by a separate company that is not allowed to carry out any other activity in the natural gas field. By the same date distribution, which includes the management of local networks, is to be carried out by a separate company which may not perform other gas related activities. Sale activity to final customers is compatible only with import, export and production activities and is subject to an authorization from the Ministry of Productive Activities). Concessions for the distribution of natural gas will be assigned only through an auction procedure; (v) tariff criteria and return on capital employed for transport, dispatching, storage, use of LNG terminals and distribution are determined by the Authority. Third parties are allowed to access transport infrastructure on the basis of criteria set by the Authority. As provided for by the decree, a Network Code containing norms and regulations for the operation of and access to infrastructure was prepared by operators. Approval is still pending before the Authority.

     On July 17, 2002, the Italian Authority for Electricity and Gas adopted its Decision No. 137 concerning «guarantees regarding the free access of operators to the natural gas transmission network and rules for the preparation of network codes», in implementation of article 24, subsection 5 of Decree No. 164. Decision No. 137 established priority criteria for the entitlement of transmission capacity at entry points from international networks into the domestic network. Entitlement periods can last no longer than five years. In particular it recognizes priority access to take-or-pay contracts entered into before 1998, within the limit of the average daily contractual quantity. There is therefore no guaranteed access priority for the whole contractual flexibility. In fact, take-or-pay contracts entered by Eni before 1998 envisage Eni’s right, in its quality of purchaser, to withdraw daily amounts larger than the average daily contractual amount; this contractual flexibility provided by the difference between the maximum daily amount Eni is entitled to and the average contractual daily amount is used in particular in winter. In the event of congestion at entry points, natural gas volumes not receiving a priority are assigned available transmission capacity on a pro-rata basis. Decision No. 137 establishes a transitional regime according to which for thermal year 2002-2003 access priority is granted also to two thirds of the difference between maximum contractual daily amounts and average daily amounts. For thermal year 2003-2004, priority will be granted to only one third of that difference. On November 6, 2002 Eni filed a claim with the Regional Administrative Court of Lombardia requesting the annulment of decision No. 137/2002 as Eni considers this decision non consistent with the overall European legislative framework, especially with reference to Directive 98/30/CE and Legislative Decree No. 164/2000.

     On November 21, 2002 the Italian antitrust authority concluded the inquiry started on request of Blugas SpA concerning Eni’s alleged violation of competition rules, acquitted Eni for the specific claims brought by of Blugas (deriving from the fact that in the spring-summer of 2001 Eni partially accepted Blugas’s request to access the network) but judged that Eni had abused of commanding position for having given, with the aim of respecting binding market thresholds, priority access to Italian purchasers with which Eni had entered supply contracts with volumes bought out of Italy supplied at entry points into the Italian network. The Antitrust Authority considers that these contracts infringe the rationale of article 19 of Decree No. 164 which defines the limits for volumes to be input by a single operator into the national network. Given this infringing behavior and the lack of clarity of Italian regulations and Eni’s availability to increase the transmission capacity of gaslines outside Italy, the Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit «a report indicating measures to be taken to eliminate infringing behaviors with specific attention to the upgrading of the transmission network or equivalent actions». Eni filed this report on March 6, 2003. On February 5, 2003 Eni filed a claim with the Regional Administrative Court of Lazio in Rome requesting the annulment of the measures taken by the Authority.

     In order to meet the medium and long-term demand of natural gas in particular of the Italian market, Eni entered into long-term purchase contracts with operators in producing countries that have a residual average term of approximately 17 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 66 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 10 and Norway 6) by 2008. The above quantities are based on the annual contract quantity of the relevant contract. The average annual minimum quantity is approximately the 85% of said quantities. To date natural gas supply contracts have not entailed the application of take-or-pay clauses. Natural gas imports for the next few years have been programmed based on the highest flexibility allowed by such contracts, assuming that access capacity to the Italian network will be available in accordance with said flexibility. However this assumption may be inconsistent with the current network code (as established by the authority with decision No. 137), also taking into account the claims filed by Eni and other operators.

     Based on the best estimates currently available despite regulatory uncertainties, Eni does not consider it necessary to accrue a contingency reserve for any possible penalty payment related to take-or-pay clauses in supply contracts.

     Transport and distribution tariffs. With decision No. 120 of May 30, 2001, the Authority published the criteria which transport companies have to apply in determining natural gas transport and dispatching tariffs on national and regional transportation networks, as provided for by Decree No. 164. Tariffs are subject to approval by the same Authority, which ensures their compliance with preset criteria. Such tariffs are applicable to eligible customers as defined by Decree No. 164 (approximately 11,000 entities, of which 3,200 are industries and thermoelectric power stations linked to high pressure lines), the so called «shippers». The new tariff system substituted preceding agreements between Eni and customers of any category. The new tariff system is in force for the first regulatory period including four thermal years and starting on October 1, 2001 (the so called thermal year goes from October 1 to September 30). This regime also applies retroactively to the period June 21, 2000 to September 30, 2001. At the beginning of each the annual year transport companies submit the tariff proposal to the Authority wich in turn approves or rejects the proposal of transport companies.

     Criteria established by the Authority provide for a cap on revenues from transport and dispatching activity («allowed revenues») which is adjusted annually; those criteria also provide for a separate treatment of revenues on existing assets and on new capital expenditure on expansions and extension of infrastructure. In the first thermal year allowed revenues are calculated as the sum of: (i) operating costs including storage and modulation costs; (ii) amortization and depreciation of transport assets; and (iii) return on net capital employed. Net capital employed is calculated by revaluating historic costs of transport infrastructure (pipelines, compressor stations and other support equipment) on the basis of certain inflationary indexes; resulting amounts are adjusted to take into account the residual useful life of assets (pipelines are estimated to have a useful life of 40 years) and also subtracting State grants. The application of this methodology implies an estimated value of Eni’s transport assets of approximately euro 9.6 billion. This, however, is a valuation for regulatory purposes and should not be read as an indication of the market value of Snam Rete Gas. The rate of return on capital employed set by the Authority is 7.94% (pre-tax). Once established, allowed revenues for the first year are divided into two components: (i) capacity revenues equal to 70% of allowed revenues which are the maximum amount of revenues collectable from the sale of transport capacity to customers; (ii) commodity revenues equal to 30% of allowed revenues which are the maximum amount of revenues collectable from transported volumes. Starting from the second year these two components are adjusted on a yearly basis to take into account inflation and certain reduction factors (set at 2% and 4.5% for capacity revenues and commodity revenues respectively); commodity revenues are also adjusted to transported volumes of the current regulatory period. The 2% reduction factor on capacity revenues provides scope for improving results of operations of the transport company if cost reductions exceed the set amount, whereas the 4.5% reduction factor on commodity revenues provides scope for improving results of operations of the transport company if transported volumes grow more than the reduction factor. Allowed revenues can also be increased to reflect costs associated with exceptional events, quality improvement in service and efficient utilization of resources; this increases have yet to be established by the Authority. New capital expenditure in extension and expansion enable transport companies to increase the capacity revenue by a stated percentage in the regulatory period following the period in which new capital expenditure is made. In addition, those capital expenditures give rise to a 6 year fixed increase in allowed commodity revenues. This tariff system will be in force for four years (first regulatory period). At the end of the first regulatory period, all transport cost components will be recalculated and 50% of higher cost reductions with respect to established efficiency improvements will be recognized to transport companies and 50% will be transferred to customers. Once the allowed revenues are established, transport companies define individual tariffs to clients which are based on a charge for the capacity used at the entry location (border, fields, storage sites) and the capacity used at interconnection joint nodes with regional networks (divided into 15 zones) and on a charge for the capacity used at regional level, providing for discounts to those entering the network at less than 15 kilometers from the interconnection point. A further charge (commodity charge) is related to the amounts of gas transported plus an annual fixed charge varying according to the delivery points.

     With decision No. 237 dated December 28, 2000, the Authority determined tariff criteria for natural gas distribution and supply to non eligible customers as provided for by Decree No. 164. This tariff reform separates distribution from sale activities and links tariffs to costs in order to provide safe and efficient services. Tariffs are determined so that annual revenues from natural gas distribution and supply activities to non eligible customers do not exceed the threshold on distribution and sale revenues determined in order to cover operating costs and the remuneration of capital employed and are adjusted according to the price cap method based on parameters and formulas determined by the Authority. Provisional tariffs were defined for the first six months of 2001. From July 2001 current tariffs (varying according to type of use—cooking, heating, small enterprises) have been progressively substituted by tariffs varying according to consumption levels and costs. Every three months the portion of the tariff which relates to the cost of natural gas is adjusted to international oil, home heating oil and low sulphur fuel oil prices as measured over a nine-month period. On June 13, 2001, the Regional Administrative Court of Lombardia accepted the claim of the Association of natural gas distribution companies against the parameters used by the Authority in determining the cost of capital employed in order to quantify the revenue cap of said companies. As the Authority filed a claim with the Council of State against the Regional Court’s decision, Eni applied the criteria suggested by the Authority to the determination of revenues of natural gas distribution and supply activity in its 2001 financial statements. With decision No. 122/2002, the Authority for Electricity and Gas changed the tariff regime for natural gas distribution and supply to eligible customers which had been defined in decision No. 237. Decision No. 122, which takes into account the decision of the Regional Administrative Court of Lombardia, introduced the method of revaluated historical cost for the determination of capital employed for those companies that are provided with audited financial statements starting from the year closing before January 1, 1991, (such as Italgas), as an alternative to the parameters defined in decision No. 237/2000. In its financial statement for year 2002 Eni applied this new revised tariff regime which resulted in higher tariff for Eni’s secondary distribution with respect to 2001. See Item 5 «Operating financial review and prospects—Results of operations—Operating income—Gas & Power».

     Law Decree No. 193 of September 4, 2002, in force from September 5, 2002, and converted into Law No. 238/2002, among other things prevented any increases in natural gas distribution tariffs to customers consuming less than 200,000 cubic meters/year and in electricity tariffs to eligible customers until November 30, 2002. Decree No. 193, while confirming tariffs in force before August 2002, prohibited the application of tariff increases set by the Authority for Electricity and Gas for the September-October 2002 period and suspended increases foreseen for the November-December period. As concerns the September-October period in particular, the Authority had confirmed the current tariff for natural gas distribution. On October 31, 2002, the Council of Ministers indicated to the Authority further criteria for the determination of tariffs. Based on this Decree, the Authority will: (i) define, calculate and update electricity and gas tariffs also after the opening up of markets to eligible customers with consumption under 200,000 standard cubic meters, in order to ensure a regular and gradual access to the free market of final users that are non eligible customers as well as eligible customers who opt for this regime; (ii) define methods for updating tariffs with reference to variable costs that minimize the impact of inflation by providing for updating schedules adequate to the objective of reducing the effects of energy prices on inflation, but safeguarding the functioning of energy producing companies and the competitivity of the producing system; (iii) define criteria for allocating the costs deriving from social support measures, in order to reduce the aggregate net cost of interventions as much as possible and to ensure neutrality in the application of tariffs to the various groups of users. Consistently with this decree, the Authority: (i) with Decision No. 195 of November 29, 2002 changed the methods for periodically updating the tariff components of electricity and natural gas related to the changes in international prices of fuels and raw materials. Such changes concern the schedules update process (from every two months to every three), and the duration of the reference period for the calculation of changes in average international prices as compared to the application quarter (from the preceding six months to the preceding nine months). The invariance threshold, beyond which tariffs are updated, remained at 5%. These changes caused the confirmation of tariffs defined in July until December 2002; (ii) with Decision No. 207 of December 12, 2002, it decided that companies selling natural gas through local networks can maintain the conditions applied to non eligible customers at December 31, 2002. In addition, the Authority decided that these companies can propose their own new contract offers and offers determined according to the criteria established by the Authority adequately advertising them before March 31, 2003 (such offers must be published on the companies web page, on at least one newspaper of general circulation and on the Official Gazette of their region or autonomous province).

     Natural Gas Prices. Before the coming into force of Decree No. 164, the price of natural gas charged by Eni for primary sales, as well as the terms of supply, were generally determined through arm’s-length negotiations with associations representing major categories of customers, such as industrial companies

(Confindustria and Confapi), industrial electricity producers (Unapace), electricity producers and distributors (Federelettrica) and local distribution companies (ANCI, Federgasacqua and Gasit) as well as with Enel, the former Italian national electricity utility, directly. Once established, contractual terms, including the pricing provisions, were applied uniformly to buyers in each category. Prices were generally updated by means of indexation to certain parameters (such as the price of oil and certain refined products). These contracts were also subject to supervision of the Government. This framework has been changed by the liberalization of the natural gas sector introduced by Decree No. 164 and the unbundling of the several segments of the natural gas industry which highlights the revenues and costs of each segment. Eni plans to re-formulate its commercial offer by applying a multi-choice price structure to individual customers or groups of customers who will be able to choose among various forms of price indexation. This new price structure is offered to customers at the expiration of existing contracts and aims at reducing the impact of the volatility of raw material prices due to fluctuations in the prices of energy parameters and in exchange rates by introducing mechanisms that minimize commodity risks.

     Storage of natural gas.  The right to store natural gas in depleted fields in Italy is exercised pursuant to concessions granted by the Ministry of Productive Activities (the former Ministry of Industry). Before Decree No. 164 came into force, only entities already holding a concession to exploit a hydrocarbon deposit were entitled to receive a concession to store natural gas, which is granted by the Ministry of Industry (now the Ministry of Productive Activities). The initial duration of a concession is 20 years, with the possibility of obtaining ten-year extensions. After the expiration of a concession, new storage or production concessions on the same field may be granted through competitive auctions. Pursuant to Decree No. 625, unused storage capacity can be made available to third parties, subject to the approval of the Ministry, on a negotiated basis. Until December 31, 1996, Eni had the exclusive right to store natural gas in depleted fields in the Exclusive Area. Decree No. 625 eliminated this exclusive right, while granting Eni the right to obtain upon application storage concessions having effect from January 1, 1997 that would preserve such rights as had vested during the regime of exclusivity (based on current storage activities or certain statutory conditions). Eni obtained the nine storage concessions which it had applied for. In 1999, Eni applied for another concession.

     The most important aspects of Decree No. 164 concerning production and storage activities performed by Eni are the following: (i) it favors the development of domestic natural gas reserves; (ii) effective January 1, 2002, storage can be carried out by a separate company non operating in other gas activities (such as Stoccaggi Gas Italia SpA) or by companies which only engage in transmission and dispatching, provided the accounts of these two activities are clearly separated from the accounts of storage. Existing storage concessions are subject to the Decree. Their original term was confirmed and includes relevant production concessions: (iii) the need for strategic storage in Italy is defined explicitly; the burden of strategic storage is imposed upon companies importing from non-EU countries, which have to provide a strategic storage capacity in Italy corresponding to 10% of the amount of natural gas imported each year; (iv) holders of storage concessions are required to provide storage capacity for domestic production, for strategic use and for modulation to eligible users without discriminations, where technically and economically viable; (v) modulation storage costs are charged to shippers which have to provide modulation services adequate to the requirements of final customers; (vi) storage tariffs criteria are determined by the Authority in order to ensure a proper return on capital employed, taking into account the typical risk inherent in upstream activities as well as volumes stored for ensuring peak supplies and provides incentives to capital expenditure for the upgrading of the system; and (vii) in the transitional period until the publication of the Authority’s decision, storage companies determine and publish their own tariffs, (viii) the Authority has to establish the criteria and priority of access most storage operators have to include in their storage codes.

     In compliance with the provisions of article 21 of Decree No. 164/2000, on October 21, 2001 all storage activities carried out with the Eni Group were conferred to Stoccaggi Gas Italia SpA,which holds ten storage concessions.

     With decision No. 26 dated February 27, 2002 the Authority determined tariff criteria for natural gas storage for the first regulated period (from April 1, 2002 to March 31, 2006). The Authority determined criteria on the basis of the costs of the service, plus a weighted average pre-tax rate of return of 8.33%. Tariffs are adjusted through a price cap mechanism that takes into account inflation and a productivity recovery of 2.75% per year. The tariff structure for modulation consists of two fixed elements, one based on the annual capacity used (space occupied in the reservoir) and one based on maximum output capacity demand for one day in the year, as well as a variable element calculated on the basis of the quantities entering and leaving the field. On the basis of these criteria on March 18, 2002, Stoccaggi Gas Italia SpA presented its suggested tariffs for cyclical modulation, mineral and strategic storage services for the first regulatory period. The Authority rejected Stoccaggi Gas Italia proposal and set storage tariffs for thermal year 2002-2003 with decision No. 49 of March 26, 2002. Tariffs set by the Authority are 50% lower than those applied by Eni. In 2002, Stoccaggi Gas Italia SpA appealed against both Authority decisions to the Regional Administrative Court of Lombardia in order to obtain their repeal.

     Decree No. 625, as amended by Decree 164, provides for the holders of storage concessions to keep storage capacity available for mineral, strategic and modulation storage functions for the national natural gas system.

     In implementation of Decree 164, the Decree of the Minister of Productive Activities of September 26, 2001 defined the criteria for the determination and use of strategic storage. The utilization of natural gas volumes held under strategic storage becomes mandatory in case of interruption or reduction of imports from non-EU countries due to technical and unpredictable causes, in case of emergency on the national gas network, in case of colder winters than those expected by the Authority in its periodic statements concerning the determination of modulation obligations for seasonal consumption peaks.

     On March 14, 2002, the Authority issued a consultation document containing criteria relating the storage code that storage companies have to propose. The consultation document, among other things, suggests: (i) a preference order in assigning storage capacity which favours natural gas transport companies, natural gas distribution companies as defined by Decree No. 164 art. 18, eligible customers and other natural gas companies of members States of the European Union and non members; (ii) mechanisms to assign scarce storage capacity (competitive bid, pro quota or first come first served); (iii) contents of the storage code, among which access criteria to storage services and criteria of utilization of storage service.

     Regional Law No. 2 of March 26, 2002. Under Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax on owners of primary pipelines (operating at a maximum pressure of over 24 bar) in Sicily. The purpose of the tax is «to finance investments aimed at reducing and preventing potential environmental damage caused by pipelines containing natural gas». The tax for 2002, based on the volume of the gas pipelines, has been fixed at a rate of euro 153 per cubic meter for pipelines on public land and euro 137.70 per cubic meter for pipelines on private land. The tax is payable from April 2002 and the amount due by Snam Rete Gas SpA for 2002 totaled approximately euro 97 million. The amount of the tax can be changed by the Region with special ruling before December 31 of each year. Otherwise the tax is automatically adjusted according to the official rate of inflation as published by ISTAT.

     In order to protect its interests, Snam Rete Gas: (i) on July 30, 2002, filed a claim with the European Commission commencing a proceeding against the Italian Government, which may lead to a suspension of the regional law pending a final ruling; (ii) notified the Sicilia Region of its request for reimbursement of taxes paid, as a first step to the furthering of the dispute and warned the Sicilia Region not to make use of those sums pending final rulings; (iii) on October 18, 2002, as circumstances materialized constituting tacit rejection of the request for reimbursement of the tax paid, filed a claim with the Tax Commission of Palermo aimed at obtaining a definitive and rapid decision against the legitimacy of the tax.

     The Authority, although acknowledging that the tax burden is an operating cost for the transmission activity, subjected its inclusion in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, with decision No. 146/2002 a the Authority published two sets of tariffs: one, in force, that does not take into account the tax and a second one including it, that will be automatically applied with retroactive effect should the tax a be judged legitimate.

     In September 2002 Snam Rete Gas filed a claim with the Regional Administrative Court of Lombardia requesting the immediate application of tariffs including the tax. With ruling of December 20, 2002, the Court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments of the tax based on authoritative legal advise and said Court ruling. Payments effected until November 2002 totaled euro 86.4 million.

     In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. For cautionary reasons, Snam Rete Gas did not record the recovery of costs incurred in its accounts, taking into account the uncertainties on the future evolution of this dispute and the time necessary to reach a final judgement.

     Refining and Marketing of Petroleum Products

     Refining.  Under Decree No. 112, companies that seek to establish refining operations in Italy or to expand the capacity of existing refining operations must obtain an operating concession from the relevant Region, while companies that seek to build or operate new plants that do not increase refining capacity must obtain an authorization from the relevant Region.

     Service Stations.  Decree No. 32 of February 11, 1998 as amended by Legislative Decree No. 348 of September 8, 1999 and Law Decree No. 383 of October 29, 1999, significantly changed Italian regulation of service stations. The Decree replaces the system of concessions granted by the Ministry of Industry, regional and local authorities with an authorization granted by city authorities. Legislative Decree No. 112/98 confers the power to grant concessions for the construction and operation of service stations on highways to Regions. Decree No. 32 also requires that contracts between license holders and service station operators have a duration of not less than six years and be drafted in accordance with arrangements agreed by the relevant trade group of license holders and the union representatives for the service station operators. Decree No. 32 also provides for: (i) the testing of compatibility of existing service stations with local planning and environmental regulations and with those concerning traffic safety to be performed by city authorities; (ii) upon the closure of at least 7,000 service stations, the option to extend by 50% the opening hours (currently 52 hours per week) and a generally increased flexibility in scheduling opening hours; (iii) simplification of regulations concerning the sale of non-oil products and the permission to perform simple maintenance and repair operations at service stations; (iv) establishment of a fund for the restructuring of the sales network, in part financed through a contribution of lire 4 per liter of fuel sold (lire 3 paid by licence holders and lire 1 paid by operators of service stations) in the 1998-2000 period; (v) the opening up of the logistics segment by permitting third party access to unused storage capacity for petroleum products; and (vi) measures designed to increase competition on the market for LPG for residential, industrial and agricultural users. With the goal of renewing the Italian distribution network, Law no 57/2001 provides that the Ministry of Industry (now Ministry for Productive Activities) is to prepare guidelines for the modernization of the network, and the Regions shall follow those guidelines in the preparation of regional plans. The Decree was issued on October 31, 2001 and established the criteria for the closing down of incompatible stations, for the approval of the plan for the renewal of the network, the opening up of new ones and will regulate the operations of service stations on matters such as automation, working hours and non oil activities.

     Petroleum Product Prices.  Petroleum product prices were completely deregulated in May 1994 and are now freely established by operators. Oil and gas companies periodically report their recommended prices to the Ministry of Productive Activities and service station operators, and such recommendations are considered by service station operators in establishing retail prices for petroleum products. With Ministerial Decree dated February 16, 2000 an entity was established that supports the Ministry of Industry in monitoring trends in domestic and international prices of oil and oil products. Furthermore, in order to avoid initiatives inhibiting competition, Law No. 57/2001 provides the compliance with EU Regulation No. 2790/1999 concerning «vertical agreements» on economic relations between operators in this area. Management believes that these developments will not have any significant impact on Eni’s operations.

     Compulsory Stocks.  Compulsory stocks imposed by the Ministry of Productive Activity, in line with the European Directive 98/1993, must be at their minimum level equal to the quantities required by 90 days of consumption (net of oil products obtained by domestically produced oil).

     In order to satisfy the agreement with the International Energy Agency (Law No. 883/1997), the Minister of Productive Activity with Decree of January 31, 2001, No. 22, increased the level of compulsory stocks by 10% (this level to be reached in four years). The impact of the Decree on Eni’s compulsory stocks is of approximately 700 thousands tons, of which 170 thousands tons in 2002.

     Decree No. 32 of February 11, 1998 established an entity responsible for the maintenance and management of this compulsory reserve whose main tasks are to: (i) distribute stocks on the national territory according to available storage sites and consumption levels; (ii) meet the demand for refined products in case of crisis; (iii) guarantee storage volumes to operators; and (iv) record demand for refined products in the various areas of Italy. The agency is not yet operational.

     In 2002 Eni owned on average 7.2 million tons of oil products inventories, of which 5.1 millions relating to «compulsory stocks» as required by Italian law. The balance is composed of oil products which cannot be used to meet compulsory stock requirements; in particular 0.9 million tons relate to operating inventories (oil products contained in facilities and pipelines), 0.7 millions relate to oil products contained in ships and 0.5 millions relate to specialty products.

     Eni’s compulsory stocks are in general composed of oil (35%), distillates (45%) and fuel oil (20%). They are located throughout the Italian territory in both refineries (75%) and storage sites (25%).

     Eni also held natural gas for strategic reserves purposed in its storage business, as established by the Legislative Decree No. 164 of May 23, 2000. The reserves of strategic gas are defined as «stock destined to substitute situations of deficit/decrease of supply or crisis of the gas system». The Ministry of Productive Activities determines quantities and usage criteria of such reserves. As of December 31, 2002 Eni held approximately 180 billion standard cubic feet of strategic reserves of natural gas.

     Competition

     Like all Italian companies, Eni is subject to Italian and EU competition rules. EU competition rules are set forth in Articles 81 and 82 of the Treaty of Rome as amended by the Treaty of Amsterdam dated October 2, 1997 and entered into force on May 1, 1999 («Article 81» and «Article 82», respectively being the result of the new denomination of former Articles 85 and 86) and EU Merger Control Regulation No. 4064 of 1989 («EU Regulation 4064»). Article 81 prohibits collusion among competitors that may affect trade among member states and that has the object or effect of restricting competition within the EU. Article 82 prohibits any abuse of a dominant position within a substantial part of the EU that may affect trade among member states. EU Regulation 4064 sets certain limits for cross-border transactions, above which enforcement authority rests with the European Commission and below which enforcement is carried out by national competition authorities, such as the Antitrust Authority in the case of Italy. Eni is also subject to the competition rules established by the Agreement on the European Economic Area (the «EEA Agreement»), which are analogous to the competition rules of the Treaty of Rome and apply to competition in the European Economic Area (which consists of the EU and Norway, Iceland and Liechtenstein). These competition rules are enforced by the European Commission and the European Free Trade Area Surveillance Authority.

     In addition, Eni’s activities are subject to Law No. 287 of October 10, 1990 (the «Antitrust Law»). In accordance with the EU competition rules, the Antitrust Law prohibits collusion among competitors that restricts competition within Italy and prohibits any abuse of a dominant position within the Italian market or a significant part thereof. However, the Antitrust Authority may exempt for a limited period agreements among companies that otherwise would be prohibited by the Antitrust Law if such agreements have the effect of improving market conditions and ultimately result in a benefit for consumers. The Antitrust Authority has intervened on the basis of the Antitrust Law in several instances, particularly in order to prohibit the imposition of discriminatory tariffs in the telecommunications, railway and air transport sectors, among others. In addition, the Antitrust Authority has undertaken investigations regarding the activities of certain oil and gas companies, including Eni. See «Note 21 to the Consolidated Financial Statements—Legal Proceedings—Antitrust Proceedings.»

Property, Plant and Equipment

     Eni has freehold and leasehold interests in real estate in numerous countries throughout the world, but no one individual property is material to Eni as a whole. See «Exploration & Production» above for a description of Eni’s reserves and sources of crude oil and natural gas.

Organizational Structure

     The significant subsidiary and associated undertakings and joint ventures of the Eni Group controlled directly or indirectly by Eni at December 31, 2002 and included in the scope of consolidation as well as Eni’s percentage of equity capital or joint venture interest (rounded to the nearest whole number) are set forth in the table below. The principal country of operation is generally indicated by the company’s country of incorporation or by its name.

Company/Undertaking	Country of Incorporation	%

Exploration & Production
Agip Algeria Production BV	Netherlands	100
Agip Angola Production BV	Netherlands	100
Agip Azerbaijan BV	Netherlands	100
Agip Caspian Sea BV	Netherlands	100
Agip Congo SA	Netherlands	100
Agip Exploration BV	Netherlands	100
Agip Iran BV	Netherlands	100
Agip Karachaganak BV	Netherlands	100
Lasmo Plc	United Kingdom	100
Agip North Africa BV	Netherlands	100
Agip North Sea Ltd	United Kingdom	100
Agip Oil Ecuador BV	Netherlands	100
Agip Petroleum Co Inc	USA	100
Agip (UK) Ltd	United Kingdom	100
Brithish-Borneo Oil & Gas Plc	United Kingdom	100
Ieoc Production BV	Netherlands	100
Lukagip NV	Netherlands	50
Naoc — Nigerian Agip Oil Co Ltd	Nigeria	100
Norsk Agip A/S	Norway	100
Gas & Power
Greenstream SpA	Italy	100
Snam Rete Gas SpA	Italy	60
Società Italiana per il Gas pA	Italy	44
Adriaplin Doo	Slovenia	22
Distribuidora de Gas Cuyana SA	Argentina	20
Gas Brasiliano Distribuidora SA	Brazil	89
Inversora de Gas Cuyana SA	Argentina	33
Tigaz	Hungary	28
EniPower SpA	Italy	100
Refining & Marketing
AgipGas SpA	Italy	100
Atriplex Srl	Italy	100
Ecofuel SpA	Italy	100
Eni Portugal Investment SpA	Italy	100

Company/Undertaking	Country of Incorporation	%

Agip Deutschland AG	Germany	100
Agip Do Brasil SA	Brazil	100
Agip Ecuador SA	Ecuador	100
Agip Espana SA	Spain	100
Agip Française SA	France	100
American Agip Co Inc	USA	100
Petrochemicals
EniChem SpA (now Syndial SpA)	Italy	100
Polimeri Europa SpA	Italy	100
Dunastyr Polystyrene Manufacturing Company Ltd	Hungary	100
Polimeri Europa Americas Inc	USA	100
Polimeri Europa Benelux SA	Belgium	100
EniChem Deutschland GmbH	Germany	100
Polimeri Europa Elastomères France SA	France	100
Polimeri Europa France Snc	France	100
Polimeri Europa UK Ltd	United Kingdom	100
Oilfield Services and Engineering
Saipem SpA	Italy	43
Snamprogetti SpA	Italy	100
Consorzio Eni per l’Alta Velocità — Cepav Uno	Italy	50
European Marine Contractors Ltd	United Kingdom	75
Saipem SA	France	43
Other Activities
Società Finanziaria Eni SpA—Enifin	Italy	100
Società Finanziamenti Idrocarburi — Sofid-Spa	Italy	100
EniData SpA	Italy	100
EniTecnologie SpA	Italy	100
Eurosolare SpA	Italy	100
Sieco SpA	Italy	91
Tecnomare SpA	Italy	57
Eni International BV	Netherlands	100
Eni Coordination Center SA	Belgium	100

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The information in this item should be read together with the Key Information presented in Item 3 and the Consolidated Financial Statements and related Notes thereto included in Item 18. The Consolidated Financial Statements and the related Notes thereto have been prepared in accordance with Italian GAAP, which differ in certain respects from generally accepted accounting principles applied in the United States. For a summary of the significant differences between Italian accounting principles and U.S. GAAP that are relevant to Eni, see «—Summary of Differences Between Italian accounting principles and U.S. GAAP» and Notes 28, 29 and 30 to the Consolidated Financial Statements. Note 30 to the Consolidated Financial Statements provides certain additional disclosures required under U.S. GAAP.

Critical Accounting Policies

     The consolidated financial statements of Eni have been prepared in accordance with Eni Group accounting policies which are in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (C.N.D.C.R.) or, in the absence thereof and if applicable, the International Accounting Standards Committee (I.A.S.C.). In the absence of indications in said principles, specific criteria for hydrocarbon exploration and production applied internationally have been followed (collectively «Italian GAAP»).

     Italian GAAP differ in certain respects from generally accepted accounting principles in the United States («U.S. GAAP»); a description of these differences is set forth in Note 28 to Financial Statements.

     Accounting policies affect the recognition of assets and liabilities in the balance sheet and revenues and expenses on the income statement. The accounting methods used can affect net income, stockholders equity and various financial statement ratios. However, Eni’s accounting policies generally do not change cash flows or liquidity.

     Oil and Gas Activities

     Costs associated with the acquisition of mineral rights, including reserves purchased in connection with such acquisition, are capitalized. Mineral rights can also include exploration permits, among other items. Mineral rights are amortized on a straight-line basis over the expected period of benefit. Capitalized costs associated with proved reserves are amortized on a Unit-of-Production (UOP) basis, while capitalized costs related to all other reserves are not amortized until classified as proved. Capitalised costs related to abandoned drilling programs are expensed.

     Costs associated with exploratory activities for oil and gas producing properties incurred to obtain information in order to characterize fields (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are expensed as incurred for financial reporting purposes.

     Costs incurred in development activities (acquisition of concessions, drilling of wells and their completion before production, as well as plant and equipment necessary for production, etc.) are capitalized and amortized on a UOP basis. Costs related to unsuccessful developmental wells are expensed immediately as loss on disposal.

     Eni regularly accrues costs expected to be incurred with respect to eventual well abandonment, including costs associated with site restoration, on a UOP basis.

     Engineering estimates of the Company’s oil and gas reserves are inherently uncertain; the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as «proved». Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves include: (i) developed proved reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling and facilities. Proved reserves do not include probable or possible reserves.

     Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition changes in oil and natural gas prices could have an effect on the value of Eni’s proved reserves. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recorded.

     Despite the inherent imprecision in these engineering estimates, estimated reserves are used in determining depreciation expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the year and proved developed reserves existing at the year-end increased by the amounts extracted during the year. Therefore, assuming all other variables are held constant, an increase in estimated proved reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved reserves increases depreciation, depletion and amortization expense. The UOP rate is then applied to the costs capitalized.

     Also, estimated reserves are often used to calculate future cash flows from oil and gas operations, which serve as an indicator in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired.

     Impairment of Assets

     Fixed assets are written down whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Eni calculates the writedown as the difference between the expected accumulated discounted cash flow and the book value of the asset. According to Italian GAAP, when the circumstances causing an impairment cease to exist, Eni reverses previously recorded impairment charges net of depreciation.

     For oil and natural gas properties, the expected future cash flows are estimated based on developed and non developed proved reserves including, among other elements, the cost for closure and abandonment of wells, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions about future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

     Asset Retirement Obligations

     Eni has significant obligations to remove tangible equipment and restore land or seabed at the end of operations. Removal and restoration obligations are primarily associated with plugging and abandoning wells and removal and disposal of offshore oil and gas platforms around the world. The estimated undiscounted costs, net of salvage value, of dismantling and removing these facilities are accrued over the productive life of the asset. Estimating the future asset removal costs is difficult and requires management to make estimates and judgements because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations.

     Environmental Liabilities

     Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and registrations concerning its oil and gas operations, productions and other activities, including legislations that implements international conventions or protocols.

     Environmental expenditures are made in order to prevent, reduce, repair or control the environmental impact of production activities. Reserves for environmental contingencies are established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

     Although management, considering the actions already taken, the insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect upon Eni’s results of operations and financial position as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s results of operations and financial position due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys; (iii) the possible effect of future environmental legislations and rules; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty in determining Eni’s liabilities, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

     Contingencies

     In addition to accruing the estimated costs for asset retirement obligation and environmental liabilities, Eni accrues for all probable and estimable contingencies. These other contingencies are primarily related to litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgements. Eni reviews these contingencies on at least a quarterly basis to determine if new accruals need to be recorded or if adjustments to existing accruals need to be made.

     Margin (1)

     Margin: The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemicals products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Background and Recent Developments

     Eni’s results of operations and the period-to-period comparability of its financial results are affected by a number of external factors which exist in the industry environment, including changes in oil, natural gas and refined products prices, industry-wide movements in refining and petrochemical margins and fluctuations in exchange rates and interest rates. Changes in weather conditions from year to year can influence demand for natural gas and some petroleum products, thus affecting results of operations of the natural gas segment and, to a lesser extent, of the refining and marketing segment. See “Item 3. Risk Factors.” The trading environment was mixed in 2002. Hydrocarbon prices were weak in the first half of the year; then they began to increase due to geopolitical worries. Refining margins were weak all year round due to sluggish demand for refined products. Margins on distribution of refined products in Europe benefited from higher levels of efficiency of distribution networks. Natural gas demand in Italy was affected by unfavorable climatic conditions especially in the fourth quarter of 2002 and by slow economic activity. Margins on natural gas primary distribution in Italy were affected by increasing competitive pressure in the domestic natural gas market and by the change in sale mix due to compliance with regulatory thresholds provided for by Legislative Decree no. 164/2000 (See «Item 3. Risk Factors»). Petrochemical product margins suffered from the weak economic environment and overcapacity and came under pressure as decreases in selling prices were sharper than those in the prices of oil-based feedstocks.

     In the first quarter of 2003 oil prices continued their upward trends with the spot price for Brent, a benchmark crude oil, above the key level of 30 dollar/barrel due to geopolitical developments. Refining margins rebounded sharply due to higher demand for refined products as a consequence of geopolitical factors, a colder winter in North America and Europe as well as low inventory levels. Natural gas margins were higher due mainly to the different trends in the reference parameters for the determination of natural gas purchase and selling prices (related also to different contractual intervals). Petrochemicals margins improved slightly over the first quarter of 2002 but did not show any signs of a sustained recovery. The euro appreciated markedly against the dollar.

     Eni’s net income for the first quarter of 2003 increased by 45.2% over the first quarter of 2002, due in particular to an increase in international oil prices (prices realized on oil were up 55.4%; on natural gas 36.6%) and in refining margins (Brent margin was up 3.60 dollar/barrel), these effects were reduced by the appreciation of the euro over the dollar (up 22.5%), higher margins on natural gas distribution and cost reductions. The increase in net income was also determined by the recording of net extraordinary income related to the settlement of a dispute concerning the EniMont joint venture with Edison SpA and the decline in the share of net income attributed to minorities resulting from the acquisition by way of tender offer of the majority of outstanding Italgas shares. These positive factors were partly offset by higher income taxes, due mainly to higher income before income taxes.

     Eni’s operating income for the first quarter of 2003 increased by 23.4% over the first quarter of 2002, mainly due to increases recorded by:

•	the Exploration & Production segment (up 34.8%) related essentially to higher international oil prices, whose effect was partly offset by the appreciation of the euro over the dollar;

•	the Gas & Power segment (up 7.2%) related essentially to higher margins and volumes sold in primary and secondary distribution of natural gas, whose effect was offset in part by a change in the sales and supply mix in primary distribution;

•	the Refining & Marketing segment (up 88.7%) essentially due to an especially favorable refining scenario, whose effects were offset in part by: (i) lower profitability of lubricant bases, kerosene and petrochemical feedstocks related to lower demand, as well as lower profitability of semi-finished products; (ii) the effect of plant maintenance standstills that did not allow to take full advantage of the favorable refining scenario; (iii) the appreciation of the euro over the dollar.

     In the first quarter of 2003, streamlining and efficiency improvement continued and allowed cost savings, which offset almost entirely salary increases and the effects of inflation.

     Eni’s net sales from operations for the first quarter of 2003 increased by 13% over the first quarter of 2002, due mainly to an increase in international oil prices, in natural gas and main downstream product prices and to the effect of the consolidation of Bouygues Offshore in the Oilfield Services and Engineering segment, the effects of which were reduced by the appreciation of the euro over the dollar.

     Net borrowings at March 31, 2003 increased over December 31, 2002. See «Glossary» for a definition of net borrowings. Increased financial requirements for capital expenditure and investments and the buy-back of Eni’s shares were covered for the most part by the cash flows generated from operating activities. The positive effect of the appreciation of the euro over the dollar contributed to the decline in net borrowings.

     In the first quarter of 2003 hydrocarbon production increased by approximately 4% as compared to the first quarter of 2002, due to: (i) production of Fortum Petroleum, purchased in the first quarter of 2003; (ii) start-ups of new fields mainly in Iran, Trinidad & Tobago, Egypt, the United States, and Pakistan; (iii) production increases mainly in Nigeria and Kazakhstan; (iv) the effect of the cancellation of production cuts by OPEC. These increases were partly offset by: (i) lower entitlements in PSA’s due to the increase in oil prices; (ii) the effect of production standstills in Venezuela due to a national strike; (iii) declines in mature fields.

     Natural gas sales in primary distribution in Italy and Europe increased 6.3% as compared to the first quarter of 2002, due to higher sales in Europe, offset in part by lower sales in Italy.

     In the April-May 2003 two-month period the spot price of Brent crude declined with respect to the first quarter and was also slightly below the level achieved in the same period of 2002. This factor is expected to adversly affect results of operations of Eni’s Exploration & Production segment in 2003. Refining margins declined somewhat with respect to the first quarter but were well above the level of the second quarter 2002. Petrochemical margins improved slightly over the first quarter; however based on economic and industry conditions management does not expect any significant improvement in the near future. The euro continued to appreciate against the dollar due to the process of adjustment of structural imbalances of U.S. economy; management expects this movement in exchange rates to characterize the rest of 2003 and to adversely impact Eni’s results of operations in 2003.

     The table below sets forth certain indicators of some of these external factors for the periods indicated:

				Three months		Two months
	Year ended December 31,			ended March 31,		April-May,

	2000	2001	2002	2002	2003	2002	2003

Average price of Brent dated crude oil(1)	28.39	24.46	24.98	21.14	31.51	25.50	25.29
Average European refining margin(2)	3.99	1.97	0.80	0.21	3.81	0.56	2.33
Average EUR/USD Exchange rate(3)	0.924	0.896	0.946	0.876	1,073	0.901	1.121
EURIBOR—three-month euro rate %	4.4	4.3	3.3	3.3	2.7	3.4	2.6

(1)	In U.S. dollars per barrel. Source: Platt’s Oilgram.

(2)	In U.S. dollars per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

(3)	Source: European Central Bank.

     The most relevant recent developments occurred after December 31, 2002 are the following:

•	on January 27, 2003 the public tender offer on shares of Società Italiana per il gas pA («Italgas») was successfully closed. The tender offer, which was launched on November 25, 2002, concerned all Italgas SpA ordinary shares outstanding not owned directly or indirectly by Eni, corresponding to approximately 56% of share capital. Eni offered a price of euro 13 per share, to be fully paid in cash. Following the squeeze-out of the remaining minority shareholders, Eni now owns 100% of share capital of Italgas. Total consideration amounted to approximately euro 2.5 billion;

•	on March 4, 2003 Eni completed the purchase of the Norwegian oil company Fortum Petroleum AS, which in 2002 produced 39,000 boepd and held proved reserves of hydrocarbons of 159 million boe as of December 31, 2002. Total financial requirements for this purchase amounted to dollar 975 million (of which a cash consideration of dollar 256 million and net borrowings acquired of dollar 719 million);

•	on March 6, 2003 Eni and EniChem SpA (now Syndial SpA) accepted the settlement proposal presented by Edison SpA for the closing of an arbitration proceeding initiated by Eni and EniChem SpA in 1992 in relation to guarantees given by Montedison SpA and its subsidiaries in connection with the establishment of a joint venture in the petrochemicals sector between Eni and Montedison. Edison SpA recognized euro 200 million to Enichem to be paid in four instalments of euro 50 million each.

•	on April 16, 2003 Eni launched a fixed rate bond issue for a notional amount of euro 1.5 billion. The transaction was placed in the international Eurobond market. The bond has a 10 year maturity and pays a fixed annual coupon of 4.625%. The reoffer price is 99.862 which implied, at the moment of pricing, a spread of 28 basis points over the 10 year mid swap rate. The new security will be listed on the Luxembourg Stock Exchange.

Principles of Consolidation

     For a description of Eni’s principles of consolidation see Notes to the Consolidated Financial Statements—Note 2 «Principles of consolidation».

Results of Operations

     Three Years ended December 31, 2002

     The table below sets forth a summary of Eni’s income statement for the periods indicated.

	Year ended December 31,

	2000	2001	2002

	(millions E)
Net sales from operations	47,938	48,925	47,922
Other income and revenues(1)	905	921	1,080
Total revenues	48,843	49,846	49,002
Operating expenses	(34,228)	(34,679)	(34,996)
Depreciation, amortization and writedowns	(3,843)	(4,771)	(5,504)
Operating income	10,772	10,396	8,502
Net financial income (expense)	64	(259)	(167)
Net income (expense) from investments	33	(216)	43
Income before extraordinary income and income taxes	10,869	9,921	8,378
Net extraordinary income (expense)(2)	(512)	1,837	(29)
Income before income taxes	10,357	11,758	8,349
Income taxes	(4,335)	(3,530)	(3,127)
Income before minority interest	6,022	8,228	5,222
Minority interest	(251)	(477)	(629)
Net income	5,771	7,751	4,593

(1)	Includes, among other things, contract penalties, income from contract cancellations, gains on disposal of mineral rights and other fixed assets, compensation for damages and indemnities and other income.

(2)	Gross of income tax.

     The table below sets forth certain income statement items as a percentage of net sales from operations for the periods indicated.

	Year ended December 31,

	2000	2001	2002

Operating expenses	71.4%	70.9%	66.6%
Depreciation, amortization and writedowns	8.0%	9.8%	11.5%
Operating income	22.5%	21.2%	17.7%

     Revenues from sales of products are recognized upon transfer of title. In particular, revenues are recognized:

1)	for natural gas, when the natural gas leaves Eni’s distribution network and is delivered to the customer;

2)	for crude oil, generally upon shipment;

3)	for petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment from Eni’s plants; and,

4)	for chemicals, generally upon shipment.

     In all instances where revenue is recognized upon shipment, all risk of loss is transferred to the buyer upon shipment.

     Revenues from natural gas and crude oil production in which Eni has an interest together with other producers are recognized based on actual quantities produced and sold on Eni’s behalf (sales method). Differences between Eni’s net working interest volume and actual production volumes are not significant.

     Revenues related to long-term construction contracts are recognized using the percentage-of-completion method measured on the cost-to-cost basis. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues related to amounts in excess of the original contract price due to the incurrence of unanticipated additional costs (i.e. Eni claims against third parties), are recognized when it is probable that the claim will result in additional contract revenue and the amount of the claim can be reasonably estimated.

     Eni is a party to certain Production Sharing Agreements (PSAs) whereby Eni’s taxes are settled by its joint-venture partners which are state-owned entities. A portion of Eni’s share of oil and gas production is withheld and sold by the state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA-related tax liabilities. Without this specific provision in its PSAs, Eni would otherwise be entitled to the sale proceeds of this portion of oil and gas production withheld.

     2002 compared to 2001. Eni’s a net income in 2002 was euro 4,593 million, with a decrease of euro 3,158 million over 2001, down 40.7%, due to: (i) a euro 1,894 million decrease in operating income (down 18.2%) related in particular to lower refining margins (Brent down 59.4%) and lower natural gas realization prices, a change in the supply/sale mix and lower volumes sold in natural gas primary distribution, as well as higher asset impairment; these negative factors were offset in part by higher international oil prices and improved oil production mix (overall oil realization prices were up 5.2%), increased hydrocarbon production sold (up 4.7%) and lower costs; (ii) lower net extraordinary income (euro 1,766 million) due to lower gains on disposal of assets (down euro 3,216 million), the effects of which were offset in part by lower restructuring charges, in particular in Petrochemicals. These negative changes were partly offset by lower income taxes (euro 402 million), due in particular to a decrease in income before income taxes and lower net financial expense (euro 128 million).

     Rationalization and improved efficiency actions led to cost savings amounting to euro 523 million, offsetting almost entirely the effect of salary increases and inflation, as well as increases related to higher activity levels and acquisitions. Cost savings achieved in the 1999-2002 period amounted to approximately euro 1.7 billion, or 50% of the euro 3.4 billion target set for 2006.

     Return on average capital employed «ROACE» was 13.7% (24% in 2001 which included the effects of the significant gains on disposal recorded). See «Glossary» for a definition of ROACE.

     2001 compared with 2000. Eni’s consolidated financial statements at December 31, 2001 showed a record net income of euro 7,751 million, with an increase of euro 1,980 million over 2000, up 34.3%, mainly due to: (i) an euro 2,349 million increase in net extraordinary income related to higher gains on disposals (euro 3,387 million) generated in particular by the offering of 40.24% of the share capital of Snam Rete Gas SpA, the sale of part of Eni’s real estate portfolio and of the Polyurethane business in the Petrochemical segment, offset in part by an euro 1,038 million increase in extraordinary expense due to higher restructuring charges, in particular in the Petrochemical segment; (ii) lower income taxes (euro 805 million) mainly related to the effects of the voluntary revaluation of assets as per Law 342/2000 carried out by some of Eni’s subsidiaries in 2000. These positive factors were offset in part by: (i) an euro 376 million decrease in operating income (down 3.5%) due in particular to the decline in oil prices; (ii) the negative change amounting to euro 323 million in the balance of financial income/expense due to higher net borrowings; (iii) the negative change amounting to euro 249 million in the balance of income/loss on investments due mainly to higher losses recorded by subsidiaries and (iv) the share of profits of Snam Rete Gas attributed to minorities following the offering (euro 232 million).

     Cost reduction and efficiency improvement actions allowed savings amounting to euro 475 million (including Lasmo), offsetting almost completely salary increases, inflation and the effect of the appreciation of the dollar over the euro. Savings obtained in 2001 brought total savings in the 1999-2001 period to euro 1,199 million, or 40% of the euro 3 billion target set for 2005 of which 0.6 billion related to the planned divestment of the petrochemical segment.

     ROACE increased significantly to 24% (21.5% in 2001).

     The table below shows significant non-recurring items in order to allow a better understanding of trading performance for years 2000, 2001 and 2002 as was affected by significant impairments, net extraordinary income or expense, change in fiscal regulations and other charges or credits.

	2000	2001	2002

	(million E)
Asset impairment	(55)	(100)	(542)
Environmental tax of the Sicilia Region			(86)
(Costs) revenues of previous years			61
Gains on disposals			92
(Devaluation) revaluations of stocks	80	(69)	40
Other			(22)
Effect on operating income	25	(169)	(457)
of which:
— Exploration & Production		(88)	(253)
— Gas & Power	(5)	(3)	(129)
— Refining & Marketing	(45)	22	9
— Petrochemicals	79	(100)	(78)
— Other segments	(4)		(6)
Non-recurring expense on investments		(82)	(36)
Net extraordinary income (expense)	(512)	1,737	(29)
Non-recurring items before taxes	(487)	1,486	(522)
Adjustment of reserve for deferred tax liabilities due to changes in UK tax regime			(215)
Release of reserve for anticipated amortization (ex art. 4 of Law 448/2001)			95
Taxes (estimated)	508	508	312
— related to non-recurring items in operating income	19	32	245
— related to other non-recurring items	489	476	67
Minority interest	(54)
Non-recurring items after taxes	(33)	1,994	(330)

     Revenues

     Eni’s total revenues were euro 49,002, 49,846 and 48,843 million in 2002, 2001 and 2000, respectively. Total revenues consist of net sales from operations and other income and revenues. Eni’s net sales from operations amounted to euro 47,922, 48,925 and 47,938 million in 2002, 2001 and 2000, respectively, and its other income and revenues totalled euro 1,080, 921 and 905 million, respectively, in these periods.

     The table below sets forth, for the periods indicated, the net sales from operations generated by each of Eni’s business segments, together with consolidated net sales from operations.

	Year ended December 31,

	2000	2001	2002

	(millions E)
Exploration & Production	12,308	13,960	12,877
Gas & Power	14,427	16,098	15,297
Refining & Marketing	25,462	22,083	21,546
Petrochemicals	6,018	4,761	4,781
Oilfield Services and Engineering	2,146	3,114	4,546
Other activities	608	695	897
Elimination of intersegment sales(1)	(13,031)	(11,786)	(12,022)
Consolidated net sales from operations	47,938	48,925	47,922

(1)	Intersegment sales are included in net sales from operations in order to give a more meaningful indication as to the volume of the activities to which sales from operations by segment may be related. The most substantial intersegment sales are recorded by the Exploration & Production segment. See Note 24 to the Consolidated Financial Statements for a breakdown of intersegment sales by segment for the three years ended December 31.

     2002 compared with 2001. Eni’s net sales from operations (revenues) for 2002 amounted to euro 47,922 million, declining by euro 1,003 million, down 2.1% over 2001, due mainly to lower natural gas realization prices and lower prices for the main downstream products, the change in the sale mix and lower volumes sold in natural gas primary distribution, as well as the effects of the appreciation of the euro against the U.S. dollar. These negative effects were offset in part by an increase in international oil prices and improved oil production mix, higher hydrocarbon production sold and higher activity levels in the Oilfield Services and Engineering segment.

     Revenues generated by the Exploration & Production segment (euro 12,877 million) declined by euro 1,083 million, down 7.8%, due essentially to lower natural gas realization prices (down 11.1%), the appreciation of the euro over the dollar (up 5.6%) and lower volumes of purchased hydrocarbons marketed (down 51 million boe) due mainly to the transfer of the natural gas trading activity to the Gas & Power division. These negative factors were partially offset by higher international oil prices and improved oil production mix (overall oil realization prices were up 5.2%) and higher hydrocarbon production sold (23.4 million boe, up 4.7%).

     Revenues generated by the Gas & Power segment (euro 15,297 million) declined by euro 801 million, down 5%, due essentially to lower prices for natural gas, the effects of which were partially offset by the transfer of the natural gas trading activity from the Exploration & Production division.

     Revenues generated by the Refining & Marketing segment (euro 21,546 million) declined by euro 537 million, down 2.4%, essentially due to lower prices for refined products (the retail prices of gasoline and diesel fuel were down 5.9% and 8.7%, respectively) and to reduced sales volumes on both the retail and wholesale market in Italy (overall 1.1 million tonnes, down 4.8%), due to the effect of closures/sales of service stations and lower gasoil sales on wholesale markets.

     Revenues generated by the Petrochemical segment (euro 4,781 million) increased by euro 20 million, up 0.4%, due mainly to the consolidation of Polimeri Europa, whose effect were almost entirely offset by an 8.1% fall in the average selling prices of products.

     Revenues from the Oilfield Services and Engineering segment (euro 4,546 million) increased by euro 1,432 million, up 46%, due to increased activity levels also in connection with the purchase of Bouygues Offshore.

     Revenues generated by the other activities segment (euro 897 million) increased by euro 202 million, up 29.1% due mainly to higher insurance premiums received by Padana Assicurazioni and by increased activity levels at Sieco, a company performing general services for Eni Group companies.

     2001 compared with 2000. Eni’s net sales from operations (revenues) amounted to euro 48,925 million, representing an euro 987 million increase over 2000, up 2.1%, due mainly to higher prices of natural gas, higher hydrocarbon production sold, the appreciation of the dollar over the euro and higher activity levels in the Oilfield Services and Engineering segment. These positive factors were offset in part by the decline in international oil prices and in the prices of the main downstream products, as well as in volumes of petrochemical products sold.

     Net sales from operations generated by the Exploration and Production segment (euro 13,960 million) increased by euro 1,652 million, up 13.4%, due mainly to: (i) an increase in hydrocarbon production sold (72 million boe, up 17%) mainly related to the acquisition of Lasmo; (ii) the appreciation of the dollar over the euro; (iii) higher prices realized by Eni on natural gas (up 2%); (iv) increased resales of purchased hydrocarbons (39 million boe). These positive factors were offset in part by lower selling prices realized by Eni on oil (down 16%).

     Net sales from operations generated by the Gas & Power segment (euro 16,098 million) increased by euro 1,671 million, up 11.6%, mainly due to higher natural gas prices as well as higher sales in the electricity generation activity due mainly to the fact that in 2001 Eni in addition to selling internally produced electricity began to sell traded electricity mainly to industrial customers for use in their business. Higher electricity prices also increased net sales from operations.

     Net sales from operations generated by the Refining and Marketing segment (euro 22,083 million) decreased by euro 3,379 million, down 13.3%, due to the decline in prices in euro of refined products (in Italy retail diesel fuel and gasoline decreased by 9.1 and 8.2% respectively) and lower resales of purchased crudes (3.6 million tons).

     Net sales from operations generated by the Petrochemical segment (euro 4,761 million) decreased by euro 1,257 million, down 20.9%, due to a 13.9% decrease in average selling prices of products and a 6.8% decrease in volumes sold, due in part to the sale of the Polyurethane business.

     Net sales from operations generated by the Oilfield Services and Engineering segment (euro 3,114 million) increased by euro 968 million, up 45.1%, due to increased activities in particular in oilfield services.

     Net sales from operations generated in the Oilfield Services and Engineering segment (euro 2,146 million) decreased by euro 842 million, down 28.2%, essentially due to decreased activities, particularly in Chemicals and fertilizers, Onshore and offshore construction activities.

     Operating Expenses

     The table below sets forth the components of Eni’s operating expenses for the periods indicated.

	Year ended December 31,

	2000	2001	2002

	(millions E)
Purchases, services and other	31,442	31,828	31,893
Payroll and related costs	2,786	2,851	3,103
Operating expenses	34,228	34,679	34,996

     2002 compared with 2001. Operating expenses (euro 34,996 million) increased by euro 317 million, or 0.9% over 2001 due to salary increases and inflation as well as increases due to higher activity levels, acquisitions and the consolidation of Polimeri Europa, this was partly offset by lower supply costs for natural gas, cost reductions resulting from streamlining and increased efficiency and the effect of the appreciation of the euro over the dollar.

     Payroll and related costs (euro 3,103 million) increased by euro 252 million, up 8.8%, mainly due to the consolidation of Polimeri Europa and Saipem SA (the new name of Bouygues Offshore) in the Oilfield Services and Engineering segment and an approximately 3.8% increase in unit labor cost in Italy. These factors were offset in part by an approximately 2,400 decline in the average number of employees in Italy resulting from the streamlining initiatives undertaken.

     2001 compared with 2000. Operating expenses in 2001 (euro 34,679 million) increased by euro 451 million over 2000, up 1.3%, due primarily to: (i) increased purchase costs of natural gas; (ii) the inclusion of Lasmo in the scope of consolidation; (iii) increased activity levels in the Oilfield Services and Engineering segment; (iv) higher resales of purchased hydrocarbons (13 million boe); (v) the appreciation of the dollar over the euro. Such increases were offset in part by: (i) lower international prices of oil-based raw materials and petrochemical feedstocks; (ii) lower production in the Petrochemical segment (702,000 tons, down 8.2%) due in part to the sale of the Polyurethane business; (iii) lower costs due to streamlining and efficiency improvement actions which offset almost entirely salary increases, the effects of inflation and the appreciation of the dollar over the euro.

     Payroll and related costs (euro 2,851 million) increased by euro 65 million, up 2.3%, due essentially to the consolidation of Lasmo, the effect of new hiring on a temporary base in Oilfield Services and Engineering segment, as a result of increased activity levels, and the 2.6% increase in unit labor costs in Italy. These factors were offset in part by a decline in Eni’s average workforce in Italy by approximately 2,800 employees related to streamlining.

     Depreciation, Amortization and Writedowns

     The table below sets forth a breakdown of depreciation, amortization and writedowns by business segment for the periods indicated.

	Year ended December 31,

	2000	2001	2002

	(millions E)
Exploration & Production(1)	2,364	3,163	3,552
Gas & Power	474	500	417
Refining & Marketing	502	508	490
Petrochemicals	273	251	161
Oilfield Services and Engineering	144	203	267
Other activities	31	46	75
Total of depreciation and amortization	3,788	4,671	4,962
Writedowns	55	100	542
Depreciation, amortization and writedowns	3,843	4,771	5,504

(1)	Exploration expenditures of euro 744, 757 and 865 million are included in these amounts relative to years 2000, 2001 and 2002, respectively.

     2002 compared with 2001. Depreciation, amortization and writedown charges (euro 5,504 million) increased by euro 733 million, up 15.4% over 2001, mainly due to the increases in the Exploration & Production segment, resulting from increased production and higher exploration activity, and higher asset impairment (euro 442 million). Asset impairment concerned in particular mineral assets in the Exploration & Production segment (euro 332 million), petrochemical plants (euro 105 million) and natural gas distribution assets in Brazil and Argentina (euro 93 million).

     2001 compared with 2000. Depreciation, amortization and writedown charges (euro 4,771 million) increased by euro 928 million over 2000, up 24.1%, in particular in the Exploration and Production segment, principally due to the inclusion of Lasmo in the scope of consolidation (euro 810 million).

     Operating Income

     The table below sets forth Eni’s operating income by business segment for the periods indicated.

	Year ended December 31,

	2000	2001	2002

	(millions E)
Exploration & Production	6,603	5,984	5,175
Gas & Power	3,178	3,672	3,244
Refining & Marketing	986	985	321
Petrochemicals	4	(332)	(347)
Oilfield Services and Engineering	144	255	298
Other activities	(143)	(168)	(189)
Operating income	10,772	10,396	8,502

     2002 compared with 2001.  Eni’s operating income (euro 8,502 million) decreased by euro 1,894 or 18.2% over 2001 as a result of lower refining margins (Brent down 59.4%) and lower natural gas realization prices, a change in the supply/sale mix and lower volumes sold in natural gas primary distribution, as well as higher asset impairment; these negative factors were offset in part by higher international oil prices and improved oil production mix (overall oil realization prices were up 5.2%), increased hydrocarbon production sold (up 4.7%) and lower costs.

     2001 compared with 2000.  Eni’s operating income (euro 10,396 million) decreased by euro 376 million over 2000, down 3.5% due to:

—	a decrease in operating income generated by the Exploration & Production segment (euro 619 million, down 9.4%), due to the decline in selling prices realized by Eni on oil (down 16%), whose effects were offset in part by the contribution of the acquisition of Lasmo (euro 275 million), increased natural gas production sold in Italy (30.24 BCF million boe, up 6.1%), higher selling prices realized by Eni on natural gas (up 2%), the appreciation of the dollar over the euro (up 3%) and lower operating expenses;

—	an euro 332 million operating loss registered by the Petrochemical segment compared to the operating income of euro 4 million generated in 2000, due mainly to a decline in product margins (down 14%) and volumes sold (down 6.8%).

     These decreases were offset in part by:

—	an increase in operating income generated by the Gas & Power segment (euro 494 million, up 15.5%), due mainly to higher margins on primary distribution, a decrease in costs, as well as higher volumes sold in Italy and outside Italy in secondary distribution, whose effects were offset in part by a change in the sale mix of products sold in primary distribution and lower margins in secondary distribution;

—	an increase in operating income of the Oilfield Services and Engineering segment (euro 111 million, up 77.1%), resulting from the positive trend of the oilfield services activity;

     The table below sets forth, for each of Eni’s principal business segments, operating income as a percentage of such segment’s net sales from operations (including intersegment sales) for the periods indicated.

	Year ended December 31,

	2000	2001	2002
Exploration & Production	53.6%	42.9%	40.2%
Gas & Power	22.0%	22.8%	21.2%
Refining & Marketing	3.9%	4.5%	1.5%
Petrochemicals	0.1%	(7.0%)	(7.3%)
Oilfield Services and Engineering	6.7%	8.2%	6.6%

     Exploration & Production.   Operating income in 2002 totaled euro 5,175 million, representing a euro 809 million decrease over 2001, down 13.5%, due mainly to: (i) lower natural gas realization prices (down 11.1%); (ii) higher mineral asset impairment (euro 244 million) in particular in the North Sea and in the Gulf of Mexico; (iii) the effect of the appreciation of the euro over the dollar (up 5.6%); (iv) a decrease in storage and modulation tariffs due to the effects of decision No. 49/2002 of the Authority for Electricity and Gas (euro 144 million); and (v) higher exploration costs (euro 94 million). These negative factors were offset in part by: (i) higher international oil prices and improved oil production mix (overall oil realization prices were up 5.2%); (ii) increased hydrocarbon production sold (23.4 million boe, up 4.7%); (iii) gains on disposal of assets (euro 92 million); and (iv) cost reductions related to synergies deriving from the integration of purchased companies and streamlining (euro 154 million).

     Operating income in 2001 totaled euro 5,984 million, a decrease of euro 619 million over 2000, down 9.4%, due mainly to: (i) lower selling prices realized by Eni on oil (down 16%); (ii) lower oil production sold in Italy (3.5 million barrels, down 12.5%) and outside Italy (4 million barrels, down 1.7%, excluding Lasmo’s contribution); (iii) writedowns of assets (euro 88 million). These negative factors were offset in part by: (i) the contribution of Lasmo which generated an operating income of euro 275 million; net sales from operations and operating income before the amortization of the difference of purchase price over net equity amounted to euro 1,586 and euro 553 million, respectively; (ii) increased natural gas production sold in Italy (30.24 BCF million boe, up 6.1%) related to higher withdrawals from storage; (iii) higher prices realized by Eni on natural gas (up 2%); (iv) the appreciation of the dollar over the euro; (v) cost reductions (approximately euro 137 million) related to synergies deriving from the integration of purchased companies, the rationalization of exploration expenditure and streamlining.

     Gas & Power.   Operating income in 2002 amounted to euro 3,244 million, a euro 428 million decrease over 2001, down 11.7%, due mainly to: (i) a decline in results of primary distribution related to a change in the sales mix with higher share of sales in Europe due to ceilings set by Legislative Decree No. 164/2000, a change in the supply mix and lower sales (1.20 billion cubic meters, down 1.9%); (ii) asset impairment in the distribution of natural gas in Brazil and Argentina (euro 93 million) due to lower profitability prospects; (iii) the payment of the environmental tax established by the Sicilia Region with Regional Law No. 21 of March 26, 2002 (euro 86 million); and (iv) lower results in the power generation activity resulting from lower sale margins mainly due to the expiration of tax incentives on certain sale contracts for the Livorno and Taranto power stations. These negative factors were offset in part by the positive effect of the application of decision No. 122/022 of the Authority for Electricity and Gas (euro 74 million related to 2001) and lower costs (euro 58 million) related to efficiency improvement actions, in particular in transport activities in Italy, which were partly offset by salary increases and inflation.

     Operating income in 2001 amounted to euro 3,672 million with an increase of euro 494 million, up 15.5% over 2000, due essentially to: (i) higher margins on natural gas sold in primary distribution, related to the appreciation of the dollar over the euro and to the pricing of natural gas, as sales prices are linked to an index which moved favourably compared to the cost of supplies, especially in the first half of 2001. See also «Item 4—Information on the company. Regulation of the Italian Hydrocarbon Industry. Natural Gas»; (ii) lower costs (approximately euro 56 million) related to streamlining and disposals which were partly offset by salary increases and inflation; (iii) increased volumes sold in secondary distribution in Italy (0.21 billion cubic meters, up 2.7%) and outside Italy (0.43 billion cubic meters, up 12.4%). These positive factors were offset in part by: (i) a change in the sales mix in primary distribution, related to the higher share of volumes sold in Europe for resale in Italy which bear a lower margin than direct sales in Italy; (ii) lower margins in secondary distribution related to the new tariff regime imposed by the Authority for Electricity and Gas with decision No. 237 of December 28, 2001. See also «Item 4—Information on the company. Regulation of the Italian Hydrocarbon Industry. Natural Gas». Operating income for electricity activities in 2001 amounted to euro 66 million, an euro 38 million increase, up 135.7%, due mainly to higher margins on electricity sales, in particular in the fourth quarter, resulting from the positive trend in fuel prices. The increase in electricity and steam production sold and margins on trading activities (operational since January 2001) also contributed to the increase in operating income.

     Refining and Marketing.   Operating income in 2002 amounted to euro 321 million, a euro 664 million decrease over 2001, down 67.4%, due mainly to: (i) a sharp decline in refining margins reflecting the unfavorable trading environment (Brent margin was down 59.4%), related to weak demand, a reduction in Fob/Cif differentials on products that reduced the advantage of refineries based near end markets, and the appreciation of the euro over the dollar; (ii) lower margins on oxygenates (MTBE and methanol) related essentially to lower international prices of products; (iii) the fact that in 2001 the positive effect of a decrease in stocks (valued at Lifo) was recorded for euro 36 million as compared to a revaluation of euro 13 million in 2002; (iv) lower volumes sold in wholesale markets in Italy due to a weak economic situation. These negative factors were offset in part by (i) lower costs (euro 60 million) related to streamlining and disposals, offset in part by salary increases and inflation, (ii) higher retail margins in Europe, and (iii) efficiency improvement, offset in part by lower retail sales in Italy due to the the network restructuring process.

     Operating income for 2001 amounted to euro 985 million, substantially similar to 2000 levels, due to: (i) higher selling margins on European retail markets and higher LPG margins; (ii) lower provisions to the environmental risk reserve (euro 95 million), due to the fact that in year 2000 a significant charge was recorded in connection with the rationalization process of the Italian network; (iii) lower costs (approximately euro 100 million) related to streamlining that substantially offset salary increases, inflation and the appreciation of the dollar over the euro; (iv) lower writedowns of assets (euro 36 million); (v) a profit relating to withdrawals from inventories (euro 36 million). These positive factors were offset by a decline in refining results due to a price environment less positive than the exceptionally favorable scenario of 2000, whose effects were offset in part by higher margins for the refineries located on continental Italy (resulting from increased CIF/ FOB differentials), higher processing yields related also to the higher profitability of crudes supplied, and the appreciation of the dollar over the euro.

     Petrochemicals.   Operating losses in 2002 amounted to euro 347 million, an increase of euro 15 million over 2001, up 4.5%, due mainly to: (i) a decline in margins, especially in the first quarter of 2002, related to lower selling prices of products (on average down 8.1%), as compared to a slower decline in prices in euro of oil-based feedstocks (on average down 1.2%), and (ii) assets impairments (euro 105 million). These negative factors were offset in part by: (i) lower depreciation and amortization charges (euro 90 million) following plant writedowns recorded in 2001; (ii) the fact that in 2001 the impact of price decreases on the evaluation of stocks had been negative for euro 100 million (in 2002 this impact was positive for euro 27 million); (iii) lower costs related to streamlining and disposals (euro 70 million), offset in part by salary increases and inflation; (iv) a 3.3% increase in volumes sold on a comparable basis.

     In 2001 the Petrochemical segment recorded an operating loss amounting to euro 332 million, as compared to an operating income of euro 4 million generated in 2000. This euro 336 million decline was due to: (i) the negative impact of the decline in prices on the evaluation of stocks (euro 100 million as compared to the positive effect of euro 80 million of 2000); (ii) lower product margins (down in average 14%) due to a decline in selling prices, only partly offset by the decline in prices in euro of oil-based feedstocks; (iii) a 6.8% decline in volumes sold related to declining demand, lower product availability and the sale of the Polyurethane business. These negative factors were offset in part by lower costs related to streamlining and divestments (approximately euro 92 million), only partially offset by salary increases and inflation and by lower recurring environmental charges.

     Oilfield Services and Engineering.   Operating income totaled euro 298 million, of which euro 302 million related to oilfield services, with a euro 43 million increase over 2001, up 16.9%. Oilfield services recorded an increase in operating income of euro 46 million due to the contribution of the Blue Stream and Karachaganak projects and to the results obtained by increased activities in West Africa, Saudi Arabia and the Far East, as well as to the contribution of Bouygues Offshore (euro 35 million before the allocation of euro 21 million for the amortization of the difference between purchase price and net equity non attributable to fixed assets). These positive factors were offset in part by the lower profitability of some contracts in the Offshore drilling area. Engineering activities recorded an operating loss of euro 4 million, with a euro 3 million decline, due primarily to higher provisions to the reserve for risks and contingencies on contracts nearing completion (euro 18 million) and the negative outcome of a transaction (euro 8 million), offset in part by increased turnover for 2002, in particular related to the contract for the construction of the Milan-Bologna high speed train tracks. Note that income earned from joint venture projects is accounted for as income on investments in Eni’s income statement. Operating income calculated with the inclusion of this income amounted to euro 23 million (euro 11 million in 2001 in comparable terms).

     Operating income in 2001 amounted to euro 255 million, with an euro 111 million increase over 2000, up 77.1%. Operating income of oilfield services amounted to euro 256 million, with an increase of euro 115 million, up 81.6%, due to the contribution of the Blue Stream contract, an increased use of the Scarabeo 7 and Saipem 10000 vessels, the recovery of demand and higher profitability of orders in the Onshore construction area, the effects of which were offset in part by higher depreciation and amortization charges related to the entry into service of new vessels and investments concerning ongoing projects. Engineering activities recorded an operating break-even as compared to the income of euro 3 million generated in 2000. This decline is mainly due to the prudential provision to the reserve for contingencies on nearly completed projects in the Chemicals and fertilizers area, offset in part by the proceeds recorded after the payment of insurance damage, improvements in the Field upstream facilities and pipelines and Energy areas and the contribution of the contract for the construction of the high capacity/high velocity train tracks from Milan to Bologna. The results obtained from the completion of joint venture projects (euro 22 million in 2001 and euro 16 million in 2000) are recorded under investments.

     Other Activities.   This area includes Eni’s corporate and financial overhead costs as well as the operating results of insurance and service businesses (administration, technical services and IT), in addition to those of EniTecnologie SpA, Eurosolare SpA and Tecnomare SpA. Operating losses amounted to euro 189 million (euro 168 million in year 2001).

     Net Financial Expense

     The table below sets forth a breakdown of Eni’s net financial (expense) income for the periods indicated:

	Year ended December 31,

	2000	2001	2002

	(millions E)
Net financial expense	(302)	(433)	(259)
Income on receivables related to operations and tax credits	201	184	122
Exchange difference, net	165	(10)	(30)
	64	(259)	(167)

     2002 compared with 2001. Net financial expense (euro 167 million) decreased by euro 92 million over 2001, due mainly to lower interest rates (three-month Euribor down 1 percentage point) and lower average net borrowings for about euro 950 million.

     2001 compared with 2000. Net financial expense totaled euro 259 million, as compared to net financial income of euro 64 million in 2000. The euro 323 million negative change is due to higher financial charges (euro 131 million), related to an increase in average net borrowings of approximately euro 3,400 million, as well as to the fact that in year 2000 an euro 99 million exchange rate income was recorded on dividend payment to Eni SpA from a foreign subsidiary due to the fact that a different exchange rate was applied to net income and reserves in the years they were first recorded with respect to the exchange rate of the year in which they were distributed.

     Net Income from Investments

     2002 compared with 2001. Net income from investments amounted to euro 43 million (net expense of euro 216 million in 2001) and represented the balance of income of euro 288 million and expense of euro 245 million. Income from investments concerned mainly: (i) Eni’s share of income on investments accounted for with the equity method (euro 184 million) in particular in the Gas & Power (euro 98 million), Oilfield Services and Engineering (euro 38 million) and Refining & Marketing (euro 40 million) segments; (ii) gains on disposal (euro 55 million) essentially on the disposal of a 10% interest in Qatar Petrochemical Co in the Petrochemical segment (euro 52 million); (iii) dividends from investments accounted for at cost (euro 32 million).

     Expense on investments (euro 247 million) concerned: (i) Eni’s share of losses on investments accounted for with the equity method and at cost (euro 209 million), in particular Galp Energia SGPS SA (euro 85 million related to the amortization of the euro 107 million difference between purchase price and net equity); Albacom SpA (euro 37 million) and Inversora de Gas del Centro SA and Distribuidora de Gas del Centro SA (euro 36 million), minor interests in the Exploration & Production (euro 24 million), Oilfield Services and Engineering (euro 8 million) and other segments (euro 25 million); (ii) losses on disposal of assets (euro 24 million, of which 20 related to the sale of Eni’s 7% interest in Blu SpA).

     The positive change of euro 259 million in the balance of gains and losses on investments as compared to 2001 was due mainly to the circumstance that in 2001 a euro 209 million loss was recorded on Polimeri Europa, which in 2001 was accounted for under the equity method, as well as a lower loss recorded on Galp Energia SGPS SA (euro 59 million).

     2001 compared with 2000. Net expense on investments amounted to euro 216 million (as compared to a net income of euro 33 million in 2000) and represented the balance between euro 491 million expense on investments and euro 275 million income on investments. Expense on investments was primarily due to Eni’s share of losses on investments accounted for under the equity method under the cost method (euro 486 million) and related to Polimeri Europa Srl (euro 209 million, including non recurring items for euro 100 million), Galp Energia SGPS SA (euro 144 million, including goodwill amortization for euro 107 million and non recurring items for euro 82 million), Blu SpA (euro 57 million) and Albacom SpA (euro 42 million).

     Income from investments (euro 275 million) was mainly related to: (i) Eni’s share of income on investments accounted for under the equity method (euro 158 million) relating in particular to the Natural Gas segment (euro 81 million), the Refining and Marketing segment (euro 43 million), and the Oilfield Service and Engineering segment (euro 21 million); (ii) gains on disposals (euro 76 million) related mainly to the sale of 15% of Saras SpA-Raffinerie Sarde (euro 38 million) and 4.7% of Nuovo Pignone Holding SpA (euro 36 million); (iii) dividends paid by affiliates accounted for under the cost method (euro 40 million).

     The euro 249 million negative change was mainly related to the euro 209 million losses of Polimeri Europa Srl (as compared to a net income of euro 35 million in 2000) and higher losses of Galp Energia SGPS SA (euro 99 million), whose effects were partially offset by increased gains on disposals (euro 35 million) and lower losses of Albacom SpA (euro 39 million).

     Net Extraordinary Expense

     The table below sets forth Eni’s extraordinary income and extraordinary expense for the periods indicated:

	Year ended December 31,

	2000	2001	2002

	(millions E)
Gains on disposals	86	3,473	257
Gain on the offering of Snam Rete Gas		2,453
Gain on the sale of real estate		751
Other extraordinary income	146	173	112
Extraordinary income	232	3,646	369
Restructuring costs:
Provisions for risks	(182)	(885)	(157)
Writedowns of fixed assets	(34)	(607)	(55)
Cost of redundancy incentives	(202)	(237)	(114)
Total restructuring costs	(418)	(1,729)	(326)
Other extraordinary expense	(326)	(80)	(72)
Extraordinary expense	(744)	(1,809)	(398)
Net extraordinary income (expense)	(512)	1,837	(29)

     2002 net extraordinary expense. Gains on disposals (euro 257 million) related to the sale of investments, businesses and fixed assets as a result of restructuring activities. In particular they concerned: (i) in the Refining & Marketing segment, the sale of service stations in Italy to Tamoil, TotalFinaElf and others (euro 127 million), the sale of Agip Nigeria Ltd and other minor interests in Africa (euro 87 million) and logistic assets, small businesses and minor assets (euro 11 million); and (ii) in the Gas & Power segment, the sale of real estate (euro 21 million).

     Other extraordinary income of euro 112 million concerned the reversal of redundant funds, settlements of disputes and recovery of receivables in the Petrochemicals (euro 72 million), Gas & Power (euro 23 million), Refining & Marketing (euro 13 million) and other segments (euro 6 million).

     Provisions for risks and contingencies of euro 157 million related mainly the reserve for environmental risks and expense related to streamlining and disposals in the Refining & Marketing (euro 79 million) and Petrochemical (euro 71 million) segments.

     Redundancy incentives of euro 114 million concerned primarily the Petrochemical segment (euro 34 million), the Gas & Power division (euro 28 million), the Refining & Marketing division (euro 26 million), the Oilfield Services and Engineering segment (euro 14 million) and the Exploration & Production division (euro 9 million).

     Writedowns and losses for euro 55 million concerned essentially assets in the Petrochemical segment (euro 23 million) and a euro 22 million loss related to the conferral of the Priolo refinery and of its power station to Erg Raffinerie Mediterranee Srl, in which Eni holds a 28% interest after the conferral.

     Other extraordinary expense (euro 72 million) concerned essentially the Refining & Marketing division (euro 49 million) mainly related to restructuring and expense of previous years.

     2001 net extraordinary income. Gains on disposals (euro 3,473 million) related to the sale of investments, businesses and fixed assets as a result of restructuring activities. In particular, gains on disposal were primarily due to: (i) the public offering of 40.24% of the share capital of Snam Rete Gas (euro 2,453 million); this gain derives from the difference between proceeds from the sale of Snam Rete Gas shares and the corresponding stake of consolidated equity, which does not include the voluntary revaluation of assets, performed by Snam SpA in 2000 as per Law 342/2000, which is eliminated in accordance with Italian GAAP; (ii) the sale of Eni’s interest in Immobiliare Metanopoli (euro 348 million) and other real estate (euro 403 million) within Eni’s real estate divestment program; (iii) the sale of the Polyurethane business in the Petrochemical segment (euro 211 million).

     Other extraordinary income of euro 173 million relates primarily to the release of the reserve for contingencies of euro 112 million which AgipPetroli had accrued in fiscal 2000 on the basis of a ruling by the Antitrust Authority, No. 8353 of June 8, 2000, for alleged horizontal cartel with other oil companies. This ruling was appealed by the company and definitively annulled by the Council of State on July 20, 2001 with decision No. 359/2001. Accordingly, the accrual was reversed.

     Provisions for risks of euro 885 million related to closing downs, disposals and environmental remediation on plants still in operation as of December 31, 2001 in the Petrochemical segment (euro 616 million, of which euro 240 million related primarily to environmental remediation efforts at plants that management has specifically identified to close down in the next two-three years and euro 376 million related to environmental compliance provisions on all operating plants made in application of Law 471/99), and to environmental remediation on de-industrialized areas in the Petrochemical (euro 91 million), Refining & Marketing (euro 77 million) and Gas & Power (euro 44 million) segments.

     Writedowns for euro 607 million concerned primarily the writedown of fixed assets and investments in the Petrochemical segment (euro 574 million) in order to align the book value of assets to both the results of the impairment test made on the basis of estimated future cash flows in a declining market scenario for petrochemical products margins and also to the result of an asset valuation made by a court-appointed expert in connection with the transfer of same to Polimeri Europa on January 1, 2002. These write-downs relate primarily to olefins and aromatics plants, phenol plants and various other petrochemicals assets.

     Redundancy incentives of euro 237 million concerned primarily the Exploration and Production segment (euro 101 million), the Gas & Power segment (euro 44 million), the Refining & Marketing segment (euro 42 million), the Petrochemical segment (euro 39 million).

     Other extraordinary expenses (euro 326 million) concern mainly the provision to a reserve of euro 112 million relating to a fine imposed by the Antitrust Authority on AgipPetroli SpA for the breach of art. 2 of Law 287/90 related to alleged cartel agreements with other oil companies, tax loss carryforwards relating to Agip Angola Production BV (euro 90 million) and the additional tariff on natural gas transmission (euro 72 million) paid to Tenp, as mentioned among other extraordinary income, and expenses for litigations (euro 40 million).

     See Note 27 to the Consolidated Financial Statements for a discussion of the different criteria used under Italian GAAP and U.S. GAAP for determining extraordinary items.

     Taxes

     Under Italian tax law, Eni, like all other Italian groups, is unable to offset fully income earned by certain subsidiaries with losses recognized by other subsidiaries because each legal entity must pay income tax on the basis of the results recorded by it rather than on the basis of consolidated financial results.

     2002 compared with 2001.   Income taxes (euro 3,127 million) decreased by euro 402 million over 2001, due mainly to a decline in income before taxes and the positive effect (euro 95 million) of the release of the reserve for anticipated amortization as per Law 448/2001, offset in part by the adjustment of the reserve for deferred tax liabilities due to a 10 percentage point increase in corporate taxes (from 30 to 40%) of oil companies in the United Kingdom (euro 215 million).

     The 7.5 percentage points increase in tax rate compared to 2001 (from 30 to 37.5%) was due mainly to the fact that the gains on the placement of 40.24% of Snam Rete Gas in 2001 were recorded net of substitute tax paid.

     The 4.6 percentage point difference between effective tax rate (37.5%) and statutory tax rate (42.1%) was due to: (i) for 5 percentage points the effect of the application of a favorable tax regime as provided for by certain Italian tax laws (such as the law on dual income tax, Law 383/2001 which provides for fiscal incentives to new investments and Law 448/2001); (ii) the effect of a revaluation of assets in 2000 as per Law 342/2000 for 4.7 percentage points. These effects were partially offset by the higher rate of taxes of foreign subsidiaries (2.7 percentage points) and other factors (2.4 percentage points).

     Income taxes of foreign subsidiaries in the Exploration & Production division amounted to euro 2,093 million, representing a euro 28 million decrease over 2001 reflecting lower income before taxes of foreign subsidiaries with relatively higher tax rates and the recording of anticipated taxes on tax loss carryforwards of Agip Petroleum Co Inc and Agip Exploration & Production Ltd, partially offset by the adjustment of the reserve for deferred tax liabilities of oil companies in the United Kingdom (euro 215 million).

     2001 compared with 2000.   Income taxes (euro 3,530 million) decreased by euro 805 million over 2000, due to: (i) the effect of the application in 2000 of the voluntary revaluation of assets as per Law 342/2000; (ii) a higher taxable income at the reduced 19% rate as provided for by Legislative Decree No. 466/97 related to dual income tax; (iii) a decrease in Irpeg rate (from 37 to 36%). These positive factors were offset in part by increased tax rates of foreign subsidiaries.

     Effective tax rate was 30% as compared with a statutory tax rate of 40.9%. This 10.9 percentage point difference was due to: (i) permanent timing differences for 7.6 percentage points, of which 7.2 related to the gain recorded in Eni’s consolidated financial statements following the offering of 40.24% of the share capital of Snam Rete Gas; this gain is not subject to income taxes due to the fact the substitute tax paid on a 19% basis in application of Law 342/2000 was recorded by increasing Eni consolidated accounts of the book value of assets transferred to Snam Rete Gas, consequently affecting the measure of the gain. Substitute taxes will be charged to Eni consolidated income statements in line with the amortization process of relevant assets; (ii) the effect of the application in 2000 of the voluntary revaluation of assets as per Law 342/2000 for 4.6 percentage points; (iii) for 2.3 percentage points the effect of the application of a favourable tax regime as provided for by certain Italian tax laws (for example the law on dual income tax, Law 383/2001 which provides for fiscal incentives to new investments, and substitute taxes allowed on gains on disposals); (iv) for 1.4 percentage points for other reasons. These effects were partially offset by the higher rate of taxes on some foreign subsidiaries (5.0 percentage points).

     Income taxes of foreign subsidiaries in the Exploration & Production segment amounted to euro 2,028 million, representing a euro 84 million increase over 2000 reflecting the acquisition of Lasmo partially offset by lower oil prices.

     Minority Interest

     2002 compared with 2001. Minority interest (euro 629 million) increased by euro 161 million over 2001, due mainly to the placement of 40.24% of Snam Rete Gas in late 2001 and higher net income earned by Saipem SpA.

     2001 compared with 2000. Minority interests (euro 477 million) increased by euro 226 million over 2000, due in particular to the share of profits of Snam Rete Gas SpA attributed to minorities and higher net income earned by Saipem SpA, partially offset by lower net income earned by Italgas SpA.

Liquidity and Capital Resources

     The table below sets forth the principal components of Eni’s cash flow for the periods indicated.

	Year ended December 31,

	2000	2001	2002

	(millions E)
Net income before minority interest	6,022	8,228	5,222
Adjustments to reconcile to cash generated from operating income before changes in working capital:
• Amortization and depreciation and other non-monetary items	4,307	4,942	5,682
• Net gains on disposals of assets	(82)	(170)	(152)
• Dividends, interest, extraordinary income (expense) and income taxes	4,990	2,038	3,305
Net cash generated from operating income before changes in working capital	15,237	15,038	14,057
Changes in working capital related to operations	(1,592)	(197)	(510)
Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(3,062)	(6,695)	(2,969)
Net cash provided by operating activities	10,583	8,146	10,578
Capital expenditures	(5,431)	(6,577)	(8,048)
Investments	(3,483)	(3,082)	(1,315)
Disposals	277	2,114	935
Other cash flow related to capital expenditure, investments and divestments	(69)	(88)	(319)
Free cash flow(1)	1,877	513	1,831
Dispositions (acquisitions) of highly liquid investments	111	994	(1,171)
Changes in short and long-term financial debt	121	(534)	3,736
Dividends paid and changes in minority interests and reserves	(2,118)	(950)	(3,846)
Effect of change in consolidation scope and exchange differences	41	38	(64)
Net cash flow for the year	32	61	486

     The table below sets forth changes in Eni’s net borrowings for the periods indicated.

	Year ended December 31,

	2000	2001	2002

	(millions E)
Free cash flow(1)	1,877	513	1,831
Net borrowings of acquired companies	(901)	(1,582)	(51)
Net borrowings of divested companies	20	185	39
Exchange differences on net borrowings and other changes	(353)	(312)	990
Dividends paid and changes in minority interests and reserves	(2,118)	(950)	(3,846)
Change in net borrowings	(1,475)	(2,146)	(1,037)

(1)	Consists of the sum of (i) net cash provided by operating activities, (ii) capital expenditures, (iii) financial investments (iv) disposals, (v) other investments and divestments.

     Cash generated from operating income before changes in working capital

     Cash generated from operating income before changes in working capital totaled euro 14,057 million, 15,038 million and euro 15,237 million in 2002, 2001 and 2000, respectively.

     In 2002, income before minority interests has been adjusted to take into account depreciation, amortization and other non-cash items (euro 5,682 million). Adjustments concerned primarily depreciation and amortization of tangible and intangible assets (euro 4,962 million) and writedowns of fixed assets and investments (euro 597 million).

     In 2001, income before minority interests has been adjusted to take into account depreciation, amortization and other non-cash items (euro 4,942 million). Adjustments concerned primarily depreciation and amortization of tangible and intangible assets (euro 4,671 million), writedowns of fixed assets and investments (euro 571 million) and a decrease in the reserve for contingencies (euro 323 million) relating primarily to the reversal (euro 200 million) made in the Gas & Power segment of the provision recorded in year 2000 in connection with Decision No. 193/1999 of the Authority for Electricity and Gas relating to the price of natural gas, as well as to the reversal of the loss adjustment and actuarial reserve made by Eni’s insurance subsidiaries (euro 79 million).

     Changes in working capital related to operations

     Net working capital related to operations increased by euro 510 million, by euro 197 million and by euro 1,592 million in 2002, 2001 and 2000, respectively.

     In 2002, the increase in net working capital (euro 510 million) was mainly due to the anticipated payment of certain excise taxes due for year 2002, partly offset by decrease in trade accounts payable.

     In 2001, the increase in net working capital (euro 197 million) was mainly due to the decrease in trade accounts payable and other (euro 420 million) reflecting the deferral to year 2001 of the payment of excise taxes due for year 2000, partly offset by a decrease in inventories (euro 179 million) due to withdrawals from inventories in particular of oil and refined products in the Refining & Marketing segment.

     Dividends, interest, taxes and extraordinary expense

     Dividends, interest, taxes and extraordinary expense paid (which is net of amounts received) totaled euro 2,969 million, euro 6,695 million and euro 3,062 in 2002, 2001 and 2000, respectively. In 2002, dividends received, interest, extraordinary income (expense) and income taxes paid (euro 2,969 million) concerned primarily the payment of income taxes. In 2001, dividends received, interest, extraordinary income (expense) and income taxes paid (euro 6,695 million) concerned primarily the payment of income taxes for euro 6,189 million, of which euro 2,166 million relating to the payment of the substitute tax due on the voluntary revaluation of assets as per Law 342/2000 carried out by some of Eni’s subsidiaries in year 2000.

     Capital expenditures and Investing Activities

     Capital expenditures totaled euro 8,048 million, euro 6,577 million and euro 5,431 million in 2002, 2001 and 2000, respectively. The euro 1,471 million increase from 2002 to 2001 was due mainly to the euro 1,399 million increase in the Exploration & Production segment and to the euro 250 million in the Gas & Power segment, partly offset by decreases in all Eni other segments.The euro 1,146 million increase from 2000 to 2001 was due mainly to the euro 737 million increase in the Exploration & Production segment and to the euro 271 million in the Gas & Power segment.

     Investments (including net borrowings acquired) totaled euro 1,366 million, euro 4,664 million and euro 4,384 million in 2002, 2001 and 2000, respectively. In 2002 investments (euro 1,366 million) related in particular to the purchase of French company Bouygues Offshore (euro 906 million, net of assets acquired of euro 100 million) and of other companies (euro 149 million) in the Oilfield services segment and the purchase of 97.81% of GVS in joint venture with German company EnBW in the Gas & Power segment. The joint venture paid for the purchase (euro 704 million) by increasing the share capital for euro 178 million (Eni’s share was euro 89 million) and raising finance debt for the remaining part. In 2001, investments (euro 4,664 million) referred in particular to the completion of the acquisition of Lasmo for euro 4,128 million (including net borrowings for about euro 970 million, total investment for this operation amounted to euro 5,353 million including euro 1,225 million paid in 2000), the purchase of 50% of Polimeri Europa — the remaining 50% already owned by Eni — (euro 204 million), the share capital increase related to the two telecoms affiliates Albacom SpA (euro 53 million) and Blu SpA (euro 26 million), the purchase of three engineering companies (for a total of euro 69 million) in the oilfield services activity and the purchase of an interest in a company engaged in the marketing of refined products in Brazil (euro 34 million). In its cash-flow statement, Eni classifies as financial investments the cash used for corporate acquisitions.

     Disposals

     Disposals (including net debt discharged) totaled euro 974 million, euro 2,299 million and euro 297 million in 2002, 2001 and 2000, respectively. Disposals (euro 974 million) concerned essentially: (i) the Exploration & Production segment (euro 436 million) mainly relating to the rationalization of Eni’s mineral asset portfolio; (ii) the Refining & Marketing segment (euro 322 million) relating to the sale of service stations in Italy (euro 160 million), the sale of Agip (Nigeria) Ltd and other minor assets in Africa (euro 76 million) and logistical assets and other minor assets (euro 86 million); (iii) the Petrochemical segment (euro 105 million) of which euro 81 million related to the sale Eni’s 10% interest in Qatar Petrochemical Co; (iv) the Gas & Power segment (euro 59 million) of which 17 million related to the sale of the water business of Fiorentina Gas SpA. In 2001, disposals (euro 2,299 million, including net debt discharged of euro 185 million) concerned: (i) the sale of the entire interest in Immobiliare Metanopoli and of part of Eni’s real estate (for a total of about euro 1,400 million, of which euro 60 million of transferred net debt); (ii) the sale of the Polyurethane business in the Petrochemical segment (euro 428 million); (iii) the sale of the 15% interest in Saras SpA-Raffinerie Sarde (euro 59 million); (iv) the sale of the 4.7% interest in Nuovo Pignone Holding SpA (euro 46 million).

     Dispositions (acquisitions) of highly liquid investments

     The table below sets forth the principal movements of the cash flow from dispositions (acquisitions) of highly liquid investments.

	Year ended December 31

	2000	2001	2002

	(millions E)
Financing investments:
— securities	(2,648)	(291)	(4)
— financing receivables	(222)	(8)	(1,455)
	(2,870)	(299)	(1,459)

	Year ended December 31

	2000	2001	2002

	(millions E)
Disposals of financing investments:
— investments	8
— securities	2,951	758	205
— financing receivables	22	535	83
	2,981	1,293	288
Net cash flows	111	994	(1,171)

     Dividends paid and changes in minority interests and reserves

     In 2002, dividends paid and changes in minority interest and reserves (euro 3,846 million) concerned mainly the payment of dividends for fiscal year 2001 by Eni SpA for a total amount of euro 2,876 million corresponding to euro 0.750 per share or U.S. dollar 3.71 per ADS (converted at the Noon buying rate of the payment date 1 euro = 0.9885 U.S. dollar), the purchase of 52.26 million Eni shares within the share buy-back program (euro 770 million), payment of dividends by Snam Rete Gas SpA (euro 74 million), Italgas SpA (euro 37 million) and Saipem SpA (euro 32 million).

     In 2001, dividends paid and changes in minority interests and reserves (euro 950 million) consisted primarily of the distribution of dividends for fiscal year 2000 by Eni SpA for a total amount of euro 1,664 million corresponding to euro 0.424 per share or U.S. dollar 1.81 per ADS (converted at the Noon buying rate of the payment date), as well as the purchase of 109,999,326 own shares for euro 1,494 million (at an average price per share of euro 13.58). These outflows were partly offset by the euro 2,202 million inflow generated by the offering of 40.24% of the share capital of Snam Rete Gas.

     Net borrowings

     Eni evaluates its financial condition by reference to «net borrowings», which it calculates as total debt (short-term and long-term debt) less: cash, and cash equivalent, securities not related to operations, non-operating financing receivables and other items, net. In 2002, net borrowings amounted to euro 11,141 million, a euro 1,037 million increase over December 31, 2001. Debt and bonds increased by euro 2,872 million; cash and cash equivalent increased by euro 1,875 million due to the fact that Eni made a deposit of euro 1,447 million for the public tender offer of Italgas SpA shares. In 2001, net borrowings amounted to euro 9,888 million, an increase of euro 2,146 million over December 31, 2000. In 2001, cash and cash equivalent and accounts receivable financing and securities decreased by euro 642 million (from euro 3,302 million in 2000 to euro 2,660 million). Debts and bonds were consequently increased by euro 1,504 million. Cash and cash equivalent are denominated principally in euro and U.S. dollars.

     The table below sets forth the calculations of net borrowings for the periods indicated.

	Year ended December 31,

	2001			2002

	Short-	Long-		Short-	Long-
	term	term	Total	term	term	Total

			(millions E)
Short-term and long-term debt	6,464	6,084	12,548	8,870	6,550	15,420
Cash and cash equivalent	(1,390)		(1,390)	(3,265)		(3,265)
Securities not related to operations	(929)	(312)	(1,241)	(719)	(290)	(1,009)
Non operating financing receivables	0		0	(2)		(2)
Other, net	(29)		(29)	(3)		(3)
	4,116	5,772	9,888	4,881	6,260	11,141

     Short-term and long-term debt outstanding at December 31, 2002, amounted to euro 15,420 million, of which 8,870 were short-term (including the share of long-term debts due within twelve months for euro 980 million) and 6,550 were medium and long-term. Euro 5,152 million of Eni’s long-term debt outstanding at December 31, 2002 is scheduled to mature after December 31, 2004. Of the total debt at December 31, 2002, euro 8,563 million was denominated in euro and 6,857 million in other currencies (principally U.S. dollar). The weighted average interest rate on Eni’s long-term debt (including current maturities) at December 31, 2002 was approximately 5.48%.

     Short-term and long-term debt outstanding at December 31, 2001, amounted to euro 12,548 million, consisting of short-term debt (including bonds and the current portion of long-term debt) of euro 6,464 million and long-term debt of euro 6,084 million. Euro 4,368 million of Eni’s long-term debt outstanding at December 31, 2001, is scheduled to mature after December 31, 2003. Of the total debt at December 31, 2001, euro 4,731 million was denominated in euro and euro 7,817 million was denominated in other currencies (principally U.S. dollars). The weighted average interest rate on Eni’s long-term debt (including current maturities) at December 31, 2001, was approximately 5.33%. The increase in long-term debt of euro 1,615 million, relates primarily to the change in the scope of consolidation (euro 1,683 million of which euro 1,846 million related to Lasmo Plc) and exchange rate differences deriving from the translation into euro of financial statements denominated in other currencies (euro 326 million). This increase was offset in part by the net change in debt assumed and repaid in the year (euro 394 million).

     The amount of debt subject to restrictive covenants was not material.

     Eni financial arrangements generally include customary cross default provisions.

     Capital expenditures by segment

     The table below sets forth a breakdown, by segment, of capital expenditures.

	Year ended December 31,

	2000	2001	2002

	(millions E)
Exploration & Production	3,539	4,276	5,615
Gas & Power	794	1,065	1,315
Refining & Marketing	533	496	550
Petrochemicals	265	361	249
Oilfield Services and Engineering	245	304	233
Other activities	55	75	86
Total	5,431	6,577	8,048

     In 2002, capital expenditure in the Exploration & Production segment amounted to euro 5,615 million, increasing by euro 1,339 million over 2001, up 31.3%. Exploration expenditure amounted to euro 902 million, of which 93% was outside Italy, with a 19.2% increase over 2001. Outside Italy exploration concerned mainly the United States, Kazakhstan, Egypt, Angola, Russia and Brazil; in Italy mainly the deep waters of the Sicily Channel and areas in central-southern Italy. Investment in the purchase of proved and unproved property (euro 317 million) concerned primarily the purchase of: (i) a 2.39% interest in the North Caspian Sea PSA, where the Kashagan field is located (Eni is single operator with a 16.67% interest after the purchase) in Kazakhstan; (ii) a 5.6% interest in the Bayu Undan field (Eni’s interest 12.32% after the purchase) in Australia; (iii) an 11.3% interest in the T-Block fields (Eni is operator with an 88.7% share after the purchase) in the British section of the North Sea; (iv) a 7.9% interest in the Mikkel field in Norway; (v) an 8.9% interest in the Liverpool Bay fields (Eni’s interest 53.9% after the purchase) in the Irish Sea. Expenditure for development and capital goods totaled euro 4,396 million of which 89% outside Italy, increasing by 27.3% over 2001. Development expenditure outside Italy concerned fields in Nigeria, Iran, Libya, Kazakhstan, Angola, Venezuela and the United Kingdom. Development expenditure in Italy referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri.

     In the Exploration & Production segment, capital expenditure in 2001, amounted to euro 4,276 million, increasing by euro 737 million over 2000, up 20.8%. Exploration expenditure amounted to euro 757 million (euro 811 million in 2000), of which 89% was directed outside Italy, representing a 6.7% decrease over 2000. Expenditure in Italy (euro 80 million as compared to euro 156 million in 2000) concerned primarily areas in Northern Italy and the Southern Apennines. Outside Italy, exploration expenditure amounted to euro 677 million (euro 655 million in 2000) and concerned mainly core areas in North Africa (in particular Algeria and Egypt), West Africa (Nigeria, Congo and Angola), the North Sea (Norway), Latin America and the Caspian Sea and recently acquired areas (those of Lasmo and British-Borneo and the United States). Expenditure for the purchase of proved and unproved property amounted to euro 67 million (euro 416 million in 2000), of which euro 34 million related to the purchase of a 30% interest in the T-Block fields in the North Sea, in which Eni already held a 47.48% interest, allowing to increase daily production for the year by 3,000 boe. Other expenditure concerned mainly the acquisition of proved and unproved property in Italy (euro 13 million) and the acquisition of a 35% interest in the Woollybutt field in Australia (euro 13 million).

     Expenditure for development and capital goods totaled euro 3,452 million (euro 2.312 million in 2000) of which 83% outside Italy, increasing by 49.3% over 2000. Development expenditure in Italy amounted to euro 600 million and referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri. Development expenditure outside Italy, amounting to euro 2,852 million, concerned mainly fields in Kazakhstan, Nigeria, Congo, the United States, Egypt, Angola and the United Kingdom. Development expenditure on Lasmo’s fields amounted to euro 649 million.

     In 2002 capital expenditure in the Gas & Power segment amounted to euro 1,315 million, increasing by euro 250 million over 2001, up 23.5%, and related to: (i) development and maintenance of Eni’s primary and secondary natural gas transmission network in Italy (euro 606 million); (ii) the program for expanding power generation capacity (euro 426 million), in particular the Ferrera Erbognone and Ravenna power stations; (iii) the construction of the Greenstream pipeline (euro 236 million) transporting natural gas from Libyan fields in Wafa and Bahr Essalam operated by Eni to Sicily.

     In 2001 in the Gas & Power segment, capital expenditure totaled euro 1,065 million, increasing by euro 271 million over 2000, up 34.1%, relating in particular to: (i) the upgrade of the import system from Russia (euro 103 million); (ii) development and maintenance of Eni’s primary transmission and distribution network in Italy (euro 406 million); (iii) development and expansion of urban networks in Italy (euro 233 million); (iii) the commencement of the development plan of generation capacity by about 3,800 megawatts through the installation of 10 gas fired combined cycle generation plants, nine with a 390 megawatt capacity and one with a 250 megawatt capacity at the Ferrera Erbognone (near Sannazzaro), Ravenna, Mantova and Brindisi plants. All these plants will be fired with natural gas, except the 250 megawatt group to be installed at AgipPetroli refinery in Sannazzaro, fired in part with the syngas produced with refining residues.

     In 2002 capital expenditure in the Refining & Marketing segment amounted to euro 550 million, increasing by euro 54 million, up 10.7%, over 2001 and concerned: (i) refining and logistics in Italy (euro 203 million, of which 44 in logistics) aimed in particular at maintaining plant efficiency and measures taken to comply with health, safety and environmental standards and regulations; (ii) distribution of refined products in the Italian network (euro 168 million) in particular for the reorganization, upgrade and construction of new service stations (euro 96 million) and measures taken to comply with safety, health and environmental standards and regulations (euro 16 million); (iii) activities outside Italy (euro 109 million) representing 19% of the total and concerning primarily the purchase of service stations in France (euro 29 million) and the maintenance of the LPG distribution network in Brazil (euro 26 million). Total expenditure on compliance with regulations on health, safety and the environment amounted to euro 87 million (16% of the total).

     In 2001 in the Refining & Marketing segment, capital expenditure amounted to euro 496 million, decreasing by euro 37 million, down 6.9%, over 2000 and concerned: (i) refining and logistics in Italy (euro 143 million, of which 37 in logistics) aimed at maintaining plant efficiency and measures taken to comply with health, safety and environmental standards and regulations; (ii) distribution of refined products in the Italian network (euro 131 million) in particular for the reorganization, upgrade and construction of new service stations (euro 104 million) and measures taken to comply with safety, health and environmental standards and regulations (euro 20 million); (iii) outside Italy activities (euro 145 million) representing 29.2% of the total and concerning primarily the purchase of service stations in France and Slovakia and the upgrade of the LPG distribution network in Brazil (euro 31 million). Expenditure on compliance with regulations on health, safety and the environment amounted to euro 76 million (15.3% of the total).

     In 2002 capital expenditure in the Petrochemicals segment amounted to euro 249 million, with a decrease of euro 112 million, down 31% over 2001 due mainly to the fact that in 2001 Eni purchased (euro 108 million) the gasphase licence from Union Carbide in the Polimeri Europa Brindisi plant. Capital expenditure concerned in particular actions for complying with safety and environmental regulations (euro 135 million), actions for the improvement of reliability and safety of plants.

     In 2001 in the Petrochemicals segment, capital expenditure amounted to euro 361 million, with an increase of euro 96 million over 2000, up 36.2% and concerned mainly efficiency maintenance actions and safety and environmental regulations. Other actions concerned the automation of the cracker and the upgrade of the cumene-phenol plant in Porto Torres, new plants for the production of CO/hydrogen in Porto Marghera and thermoplastic rubber in Ravenna. Capital expenditure in intangible assets concerned mainly the purchase from Union Carbide of the rights to use the license for the gas phase at the Brindisi plant (euro 108 million).

     In 2002 capital expenditure in the Oilfield services and Engineering segment amounted to euro 233 million, decreasing by euro 71 million over 2001, down 23.4%, and concerned mainly: (i) the initial conversion phase of Maxita aimed at increasing its flexibility and efficiency and seizing the opportunities of a strongly developing market (the vessel will retain its ability to lay flexible, umbilical lines and mooring systems in deep waters, and will also be provided with equipment for «reel», «J» and «S» laying); (ii) the conversion of the Mystras tanker ship purchased in 2001 into an FPSO system; (iii) upgrade actions of the 5820 package plant employed in the Libyan offshore; (iv) the preparation of the drilling plants operating in Saudi Arabia for Aramco in 2002 and the purchase of equipment to be employed in Astrakhan (Russia).

     In 2001 in the Oilfield Services and Engineering segment, capital expenditure amounted to euro 304 million, increasing by euro 59 million over 2000, up 24.1%, and concerned mainly: (i) the upgrade of equipment employed in the Blue Stream project, both offshore and onshore; (ii) the purchase of equipment for the Onshore construction area for the development of the Karachaganak oil field; (iii) the completion of a new vessel for developing underwater fields (Field Development Ship) provided with dynamic positioning, a crane for lifting up to 600 tons, and a vertical pipe laying system reaching water depths of up to 2,000 meters; (iv) the upgrade of onshore drilling plants for work in Saudi Arabia and Kazakhstan.

Management Expectations of Operations

     The trends in 2003 of the principal factors that influence Eni’s results of operations are indicated below:

•	worldwide demand for oil is expected to increase slightly over 2002 (up 1.2%), at a lower pace than the trend registered in the Nineties due to uncertainties that affect the recovery of world economy. According to Eni’s forecasts, the price of Brent crude in 2003 is expected to reach an average of 26 dollars/barrel (up 4% over 2002) reflecting the approximately 32 dollar/barrel price registered in the first quarter and assuming that prices remain at approximately 24 dollar/barrel for the rest of the year;

•	the euro has strongly appreciated against the U.S. dollar in both the first and second quarter of 2003. Should this trend continue in the second half of the year, Eni’s results of operations will be negatively affected;

•	assuming normal temperatures in the rest of 2003, management expects demand for natural gas in Italy to increase by over 5% compared to 2002, due to increased consumption for the production of electricity;

•	management expects refining margins in 2003 to reach higher levels than the particularly low levels of 2002. Margins in the rest of the year, however, are expected to be lower than that registered in the first quarter due to the persistence of uncertainties on world economic recovery and the end of the phenomena that favored the positive trend of the first quarter (international tension, an extremely cold winter in the Northern hemisphere).

     The following are Eni’s forecasts for the production and sales performance of its main activities in 2003:

•	management expects daily production of hydrocarbons, before the effect of the rationalization of the portfolio of mineral assets, to grow over 2002, in line with planned production growth for the 2002-2006 period (management plans a compounded average growth rate of approximately 6% over the 2002-2006 four-year period);

•	management expects volumes of natural gas sold in primary distribution in Italy and Europe to increase by approximately 4% over 2002. Volumes transported on behalf of third parties in Italy are expected to increase by about 25%;

•	electricity production sold is forecasted at approximately 5.4 terawatthour, increasing by 8% over 2002;

•	management expects total refinery processing intake on wholly owned refineries in Italy and outside Italy to decline by approximately 4% due to the progressive completion of agreements concerning the sale of the Priolo refinery (a decline targeted to 7.5 million tonnes). The utilization rate of available capacity in owned refineries is expected to increase over 2002 (to 99%);

•	management expects sales of refined products on retail markets to increase in the rest of Europe due to the completion of agreements for the purchase of service stations in Spain, France and Germany (for a total of 313 stations); this change will be offset in part by the expected decline in Italy, due to the downsizing process.

     In 2003 management expects capital expenditure to amount to about euro 8.8 billion; over 90% of this capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. Management expects to finance these capital expenditure as well as requirements in connection with the public tender offer on Italgas shares, amounting to approximately euro 2.5 billion, and the purchase of the Norwegian oil company Fortum Petroleum AS, amounting to approximately dollar 975 million, through cash flow from operations and an increase in finance debt under existing committed borrowings facilities. See «Background and Recent Developments» for more details concerning these two transactions.

     In order to meet the medium and long-term demand of natural gas in particular of the Italian market, Eni entered long-term purchase contracts with producing countries that have a residual average term of approximately 17 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 66 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 10 and Norway 6) by 2008. The above quantities are based on the annual contract quantity of the relevant contract. The average annual minimum quantity is approximately the 85% of said quantities. In order to comply with the above mentioned regulatory thresholds relating to volumes input to the national transport network, Eni signed multi-annual contracts with third party importers to sell natural gas volumes exceeding said threshold limits outside the Italian territory; in prior years these volumes were imported into Italy and sold to Italian consumers by Eni. This change in the sale mix is structural and will adversely affect Eni’s results of operations. Further, management expects Eni’s margins on natural gas in Italy to come under pressure in future years due to the entry into the market of new competitors including the above mentioned third parties which purchase natural gas from Eni outside the Italian territory and resell it to Italian customers. Finally due to the antitrust threshold on direct sales in Italy, management expects Eni’s natural gas sales in Italy to increase at no more than the same rate as overall natural gas demand in Italy. Management believes all these developments might have a material adverse impact on Eni’s results of operations. However management believes that planned increase of natural gas sales outside Italy and cost reduction measures will mitigate the above mentioned adverse impact.

     Until year 2002 Eni’s natural gas supply contracts have not entailed the application of take-or-pay clauses. Due to a growth of the natural gas market in Italy in the year 2003 lower than previously expected and to an increase in the same year of the volumes of natural gas imported into Italy by third parties, Eni offtake in 2003 may fall below its annual minimum quantity (TOP) by approximately 1 billion cubic meters. However, Eni expects to be able under its make up contractual provisions to offtake such gas in the following two contractual years provided the natural gas market grows according to management’s expectations.

     Eni maintains committed and uncommitted undrawn short term borrowing facilities for euro 1,207 and 7,272 million as of December 31, 2002, respectively (euro 1,632 and 6,625 million, respectively, at December 31, 2001) and committed undrawn long-term borrowings facilities for euro 364 million expiring in 2003 (euro 510 million at December 31, 2001, of which euro 406 million expiring in 2002) with various domestic and foreign banks. These agreements provide for interest charges based on prevailing market conditions. Commission fees on undrawn lines of credit are not significant.

     Management believes that, taking into account unutilized market facilities, Eni has sufficient working capital for foreseeable requirements.

     Commitment and Financial Obligations

     The following table summarizes the principal financial obligations which are described in Item 18— Financial Statements—Note 11 and 23.

	Total	2003	2004	2005	2006	2007	Thereafter

	(millions E)
Long term borrowings	7,530	980	1,398	1,367	885	686	2,214
Short term borrowings	7,890	7,890
	15,420	8,870	1,398	1,367	885	686	2,214
Operating leases relating to real estate rental in Italy (1)	368	56	56	54	53	52	97
Other committments (off balance sheet):
Take or pay	81,004	6,025	5,169	4,608	4,488	4,461	56,253
Ship or pay	12,270	520	610	610	610	620	9,300
Others (2)	607	233	51	43	43	43	194
— Memorandum of intent relating to Porto Marghera	223	30	30	30	30	30	73
— Memorandum of intent relating to Val D’Agri	206	25	21	13	13	13	121
	607	233	51	43	43	43	194

(1)	— The amounts of rental outside Italy were not material.

(2)	— Purchase of Government Bonds from employees (in balance sheet as per U.S. GAAP) 178 178

     Other commitments relating to natural gas «take or pay» and «ship or pay» contracts were calculated by applying the forecasted prices of energy or services in the medium term scenario used in Eni’s four-year plan to minimum take or minimum ship quantities.

     Liquidity Risk

     Eni’s financial operations are managed according to a centralized model where financial subsidiaries have specific roles and assignments. Eni’s Treasury Department coordinates and controls all activities, defines objectives and constraints in terms of financial structure, programs and risk management.

     Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. The Group has access to a wide range of funding at competitive rates through the capital markets and banks. The Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements. At December 31, 2002, Eni maintains committed and uncommitted unused short term borrowing facilities for euro 1,207 and 7,272 million, respectively (euro 1,632 and 6,625 million, respectively, at December 31, 2001) and committed unused long-term borrowings facilities for euro 364 million expiring in 2003 (euro 510 million at December 31, 2001, of which euro 406 million expiring in 2002) with various domestic and foreign banks. These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

     Credit risk

     Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within guidelines. In addition, as a result of its use of financial and commodity instruments, including derivatives, to manage market risk, Eni has credit exposures through its dealings in the financial and specialized oil and gas markets. Eni controls the related credit risk by entering into contracts only with highly credit-rated counterparties and through credit approvals, limits and monitoring procedures, and does not usually require collateral or other security. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment. Eni has not experienced material non-performance by any counterparty.

     Hedging

     The most important currencies for Eni are the euro and the U.S. dollar. See «Item 3—Risk Factors—Exchange Rates». Eni’s hedging policy is to minimize foreign exchange rate exposure through a policy of matching assets and liabilities where appropriate. Eni also uses forward exchange contracts to hedge existing receivables and payables, including deposits and borrowings denominated in currencies other than the currency used in the relevant financial statements. At December 31, 2002, the notional amount of forward exchange contracts was euro 7,611 million and the notional amount of purchased options was euro 348 million. Eni does not enter into derivative transactions on a speculative basis.

     Where appropriate, Eni enters into commodity hedging contracts for the purpose of reducing its exposure to changes in commodity prices in connection with specific transactions, including, to a limited extent, to mitigate the effects of petroleum price fluctuations. At December 31, 2002, Eni maintained for this purpose open derivative commodity contracts, the amounts of which were not material.

     The Company also enters into various types of interest rate contracts (primarily interest rate swaps, forward rate agreements and interest rate collars, to manage its interest rate risk, to lower its funding costs and diversify its sources of funding and to alter interest rate exposures arising from mismatches between assets and liabilities. At December 31, 2002, the notional amount of interest rate contracts was euro 5,555 million, of which euro 5,206 million related to swaps, euro 220 million related to forward rate agreements and euro 129 million related to collars. See Note 24 to the Consolidated Financial Statements.

     Research and Development

     For a description of Eni’s research and development operations in 2002, see «Item 4 —Research and Development».

Summary of Significant Differences Between Italian GAAP and U.S. GAAP

     Eni’s Consolidated Financial Statements have been prepared in accordance with Italian GAAP, which differ in certain material respects from U.S. GAAP. The principal differences between Italian GAAP and U.S. GAAP, as applied to Eni’s Consolidated Financial Statements, are (i) consolidation policy, (ii) accounting for exploratory wells, exploration permits and developmental expenditure of oil and natural gas activities, (iii) goodwill amortization, (iv) valuation of assets and subsequent revaluation, (v) monetary revaluation of assets, (vi) financing costs, (vii) marketable securities; (viii) deferred tax assets liabilities, (ix) capitalized interest expense, (x) derivatives, (xi) classification of revenues, extraordinary income and extraordinary expense items, (xii) sale of Government bonds, (xiii) reclassification of inventory, (xiv) stock compensation, (xv) treasury shares, (xvi) depreciation rates. See Note 27 to the Consolidated Financial Statements for a more detailed discussion of the significant differences between Italian GAAP and U.S. GAAP that affect Eni’s

Consolidated Financial Statements, and Note 28 to the Consolidated Financial Statements for a reconciliation of net income and shareholders’ equity between Italian GAAP and U.S. GAAP.

     Consolidated operating income reconciled to U.S. GAAP was euro 7,656 million, euro 8,642 million and euro 9,662 million in 2002, 2001 and 2000, respectively, compared with consolidated operating income under Italian GAAP of euro 8,502 million, 10,396 million and 10,772 million in those same years. The principal effects on operating income by segment that arise from a reconciliation to U.S. GAAP are as follows: (i) for the Exploration & Production segment, the recapitalization of certain oil and natural gas exploration and development costs that were fully or differently amortized in the same period under Italian accounting principles, (ii) for all segments the elimination of goodwill amortization, (iii) for all segments, the reclassification of restructuring costs into operating expense as required by U.S. GAAP, (iv) for all segments, the reclassification of certain income and gains and other expenses, which would normally be considered as net sales from operations and operating expenses, respectively under Italian accounting principles, into other non operating income or expense for purposes of U.S. GAAP, (v) for all segments, depreciation of monetary revaluation of assets and use of different rates of depreciation, (vi) for all segments, the recapitalization of interest on debt that was incurred in order to bring qualified assets to their intended use and was expensed in the year incurred and (vii) for the Oilfield Services and Engineering and Gas & Power segments the accounting for Saipem Spa and Società Italiana per il Gas pA, including their subsidiaries, under the equity method for U.S. GAAP purposes, while the same entities are consolidated for Italian accounting principles purposes, (viii) in 2000, 2001 and 2002 by the effect of stock grants awarded to employees which, under Italian accounting principles, are treated as reclassification from retained earnings to capital stock for the par value of the stock issued, while under U.S. GAAP are treated as compensation expense (See Note 29 and 30 to the Consolidated Financial Statements); See Note 27 to the Consolidated Financial Statements for the «Summary of Differences Between Italian and U.S. GAAP and Note 28 for a breakdown of operating income by segment under U.S. GAAP for the years 1999 through 2001.

     Consolidated net income reconciled to U.S. GAAP was euro 5,292 million, euro 6,317 million and 5,758 million in 2002, 2001 and 2000, respectively, compared with consolidated net income under Italian accounting principles of euro 4,593 million, euro 7,751 million and 5,771 million in those same years. In addition to the effects discussed above, the reconciliation of consolidated net income to U.S. GAAP was affected (i) in 2001 adjustment of gains on disposals due to elimination of monetary revaluation, adjustment of gains on disposals due to elimination of reversal of impairment charges and adjustment of gains on the sale of an interest in a consolidated subsidiary (Snam Rete Gas) and (ii) taxes on distributable reserve.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     The Board of Directors of Eni SpA’s currently in office consists of eight members. The table below sets forth the names of the eight members of the Board of Directors, their positions, the year when each was initially appointed as a Director and their ages. This Board of Directors was appointed by the Ordinary Shareholders’ Meeting held on May 30, 2002 for a three-year period.

		Year First Appointed
		to Board of
Name	Position	Directors	Age

Roberto Poli	Chairman	2002	65
Vittorio Mincato	Managing Director and CEO	1998	67
Mario Giuseppe Cattaneo	Director	1998	73
Alberto Clô	Director	1999	56
Umberto Colombo	Director	1998	76
Renzo Costi	Director	1996	66
Dario Fruscio	Director	2002	66
Guglielmo Antonio Claudio Moscato	Director	2002	67
Mario Resca	Director	2002	58

     While it remains a significant shareholder, the Ministry of Economy and Finance intends to continue to participate in the nomination and election of Eni’s Board of Directors in order to protect its investment as a shareholder. During whatever period the Ministry of Economy and Finance remains a majority shareholder, according to Italian law, as confirmed by Decision No. 466/1993 of the Corte Costituzionale (Constitutional Court), the Corte dei Conti (Court of Accounts) has the right and duty to exercise a role as financial controller of Eni’s operations in order to protect the interest of the State as a shareholder. In order for the Court of Accounts to exercise such control, a representative of the Court of Accounts attends the meetings of the Board of Directors and the Board of Statutory Auditors of Eni without the right to vote and Eni has the obligation to send to the Court of Accounts its financial statements together with the reports of the Board of Directors, the Board of Statutory Auditors and its external auditors. The representative of the Court of Accounts who attends the meetings of the Board of Directors and Board of Statutory Auditors of Eni is Michael Sciascia who replaced Nicola Soria, who died on April 17, 2003.

     On the occasion of Eni’s Ordinary Shareholders’ Meeting held on May 30, 2002 which appointed the current Board of Directors, the Minister of Economy and Finance decided not to exercise its power to appoint a member of the Board. Therefore the number of members of the Board was set at eight versus the preceding nine-member Board. The Board will expire at the date of the General Shareholders’ Meeting approving Eni’s financial statements for the financial year 2004.

     On June 5, 2002 the new Board of Directors delegated to the Chairman, Roberto Poli, powers for researching and promoting integrated projects and strategic international agreements, and appointed Vittorio Mincato Managing Director and CEO, confirming the powers already delegated to him by the previous Board of Directors.

     On November 14, 2000 the Board of Directors of Eni appointed Stefano Cao as General Manager of the Exploration & Production division with those powers as determined by the Board on the same date. Mr. Cao may be removed by the Board of Directors of Eni without cause.

     On January 30, 2001 the Board of Directors of Eni appointed Luciano Sgubini as General Manager of the Gas & Power division with those powers as defined by the Board on the same date. Mr. Sgubini may be removed by the Board of Directors of Eni without cause.

     On December 19, 2002 (effective from January 1, 2003) the Board of Directors of Eni appointed Gilberto Callera as General Manager of the Refining & Marketing division with those powers as defined by the Board on the same date. Mr. Callera may be removed by the Board of Directors of Eni without cause.

     The table below sets forth Eni SpA’s executive officers and the General Managers of Eni’s three divisions, their positions within Eni, the year they were appointed to such positions, their total years of service at Eni and their ages. The executive officers of Eni are appointed by the Managing Director of Eni and may be removed without cause.

		Year First	Total Number
		Appointed to	of Years of
Name	Management Position	Current Position	Service at Eni	Age

Stefano Cao	General Manager for the Exploration & Production division	2000	27	52
Luciano Sgubini	General Manager for the Gas & Power division	2001	35	63
Gilberto Callera	General Manager for the Refining & Marketing division	2002	28	64
Carlo Grande	The Group Senior Vice President for Legal Affairs	1986	25	62
Roberto Jaquinto	The Group Senior Vice President for Administration	1992	41	61
Marco Mangiagalli	The Group Senior Vice President for Finance	1993	25	54
Leonardo Maugeri	The Group Senior Vice President for Strategies and International Relations	2000	9	39
Renato Roffi	The Group Senior Vice President for Human Resources	2000	32	56
Vittorio Giacomelli	The Group Senior Vice President for Supply Operations	2001	35	63
Eugenio Palmieri	The Group Senior Vice President for Public Affairs and Communication	2001	12	56
Luigi Patron	Chief Technology Officer	2001	43	63
Fabrizio D’Adda	The Group Senior Vice President for Health Safety and the Environment(1)	2002	34	61

(1)	Appointed on July 26, 2002.

     The biographies of Eni’s directors and executive officers are set out below.

     Roberto Poli was appointed Chairman of Eni SpA on May 30, 2002. Recently he has founded and is currently President of Morelli & Partners SpA, a consulting firm for corporate finance, mergers, acquisitions and reorganisations. He is also President of Prof. Roberto Poli e Associati SpA. From 1966 to 1998 he was Professor of Business Finance at the Università Cattolica of Milan. He is Member of the Board of Directors of Fininvest SpA, Mondadori SpA, Merloni Termosanitari SpA, G.D. SpA and general partner of Brafin S.A.P.A.

     Vittorio Mincato was appointed Chief Executive Officer of Eni SpA on November 19, 1998. He was confirmed for a three-year term (2002-2005) by the Board meeting held on June 5, 2002. This appointment capped an over 40-year-career with the Eni group. He is currently a Member of the Management Board and of the Executive Committee of Confindustria (the General Confederation of Italian Industry) where he is Director in charge of the Centre of Studies. He is a Member of the General Confederation of Management Committee of Assonime, the Association of Italian Public Limited Companies and of CNEL (National

Committee for Economy and Labour). He is Member of the Board of Directors of «Fondazione Teatro alla Scala».

     Mario Giuseppe Cattaneo is a chartered accountant, public auditor and Professor of Corporate Finance at the School of Business of Milan’s Università Cattolica del Sacro Cuore. He is currently President of C.B.I. Factor SpA, Member of the Board of Directors of Otis SpA, Unicredito Italiano SpA, Unicredit Audit SpA and Banca Lombarda SpA and Vice President of Euromobiliare Fondi SpA.

     Alberto Clô was Minister of Industry and Minister of Foreign Trade ad interim in 1995 and 1996. Since 1997 he has been President of the Scientific Committee of the Scuola Enrico Mattei. He is Member of the Board of Directors of GTP Holding SpA, Finmeccanica SpA, Sagat SpA and Chairman of Aeroporto G. Marconi di Bologna SpA. He is also President of the Scientific Committee of Eni Corporate University and in 2003 he was appointed Director of ASM Brescia SpA.

     Renzo Costi is an attorney and a consultant. He served as magistrate from 1964-68 and is currently Professor of commercial law at the University of Bologna. He was founder, and currently is co-director, of the magazines «Giurisprudenza Commerciale», «Banca Impresa e Società» and «Banca, Borsa e titoli di credito». He is member of the Board of Directors of Editrice Il Mulino SpA.

     Dario Fruscio is a chartered accountant, public auditor and consultant; he is currently Professor of Economy and Management at the University of Pavia and taught at the Accademia Nazionale della Guardia di Finanza of Bergamo.

     Guglielmo Antonio Claudio Moscato was President of Eni SpA from 1996 to 1999. He is currently President of the Fondazione Eni Enrico Mattei and member of the Board of Directors of Trevi Fin SpA.

     Mario Resca is Chairman and Managing Director of McDonald’s Italia SpA and Chairman of Italia Zuccheri SpA (formerly Eridania SpA), National Board member of U.P.A. (Union of Associated Advertising Operators), Chairman of Confimprese and Director of Mondadori SpA.

     Stefano Cao joined the Eni group as a technical engineer active mainly in offshore construction. He then became general manager, managing director and chairman of Saipem SpA, and is at present General Manager of Exploration & Production division.

     Luciano Sgubini, mining engineer, was involved in hydrocarbon production activities of Agip SpA. He served various positions in the Eni group such as Vice President of Agip SpA, Chairman and CEO of Saipem SpA and Chairman of Snam SpA until he became General Manager of Eni’s Gas & Power division. He is a member of the Board of Directors of many Eni group companies.

     Gilberto Callera, a chemical engineer, joined the Eni group in 1975. He was Chairman of Agip Petroli SpA until he became General Manager of Eni’s Refining & Marketing division. He is also Vice President of the Italian Oil Industry Union and Vice President of the Industry Union of Rome.

     Carlo Grande, attorney at law, joined the Eni group in 1977 and has served as senior vice president for legal affairs since 1986. He is a member of the Board of Directors of various Eni companies.

     Roberto Jaquinto, a registered auditor, joined the Eni group in 1962 and served in various administrative management positions, until he became senior vice president for administration and responsible for Eni financial reporting and accounting. He is a member of the Board of Directors of many Eni group companies.

     Marco Mangiagalli worked for the Barclays Group and other Italian merchant banks before joining the Eni group. He is a member of the Board of Directors of various Eni companies. He is responsible, among other things, for Eni’s treasury operations.

     Leonardo Maugeri, after extensive academic experience acquired also outside Italy, joined the Eni group in 1994, holding various positions mainly as counsel for strategic decisions. He is a member of the executive council of Censis and of the Commission on international relations at Confindustria.

     Renato Roffi joined the Eni Group in 1971 and held various positions in Eni’s subsidiaries until he became the Group’s senior vice president for human resources in 2000. He is a member of the Board of Directors of various Eni companies and Vice Chairman of ASIEP (the Italian association of energy and petroleum companies).

     Vittorio Giacomelli, a chemical engineer, started his career in Germany, joined the Eni group in 1968 and held various positions in Eni’s subsidiaries until he became the Group’s senior vice president for procurement.

     Eugenio Palmieri qualified as journalist in 1971 and worked as correspondent for «Il Sole 24-Ore», «Il Tempo», «La Stampa». In 1991 he was appointed Head of Press Office and later also supervisor of External Relations. In May 1995 he was appointed Managing Editor of Agi News Agency, a subsidiary of Eni and the second largest Italian newswire.

     Luigi Patron is Chief Technology Officer of Eni and Chairman of Snamprogetti SpA, the engineering company of the Eni Group. Mr. Patron’s industrial career started with Montefibre SpA at Porto Marghera. In 1991, he became Chairman of Montefibre SpA and Chairman of Enichem Fibre SpA. From June 1993 to May 1996, Mr. Patron was Managing Director of EniChem SpA.

     Fabrizio D’Adda, mining engineer, joined the Eni group in 1968. He held various positions such as Vice President of Snamprogetti SpA, Chairman of Saipem SpA, Chairman of Enichem SpA and Chairman of Polimeri Europa SpA. He is a member of the Board of Directors and of the Executive Committee of Cefic and President of the Financial Committee of Cefic. He is also a member of the Executive Committee of Confindustria.

Auditors

Statutory Auditors

     The Italian legislation requires Italian listed corporations to have a board of statutory auditors composed of independent experts in accounting matters and in matters specified in such corporations’ by-laws. Eni SpA’s Board of Statutory Auditors is elected by the shareholders meeting, with the exception of the Chairman thereof, who is appointed by the Ministry of Economy and Finance. See «Item 10. Additional Information—Memorandum and Articles of Association—Limitations on Voting and Shareholdings—Special Powers of the State». Eni SpA’s by-laws currently provide that the Board of Statutory Auditors consists of five effective statutory auditors and two alternate auditors (each of them automatically substitutes an effective auditor who resigns or is otherwise unable to serve as an auditor elected in the same list).

     The following table sets forth the names, positions and year of appointment of the members of the Board of Statutory Auditors of Eni, who were elected on May 30, 2002.

Year First Appointed
to Board of Statutory
Name	Position	Auditors

Andrea Monorchio Luigi Biscozzi Paolo Andrea Colombo Filippo Duodo Riccardo Perotta Fernando Carpentieri Giorgio Silva	Chairman Auditor Auditor Auditor Auditor Alternate Auditor Alternate Auditor	1995 1999 2002 1998 1999 1995 1999

External Auditors

     The Shareholders’ Meeting held on June 1, 2001 resolved to appoint PricewaterhouseCoopers SpA as principal external auditors for the three-year period 2001-2003 for both consolidated and non consolidated accounts.

Compensation

     See Note 29 to the consolidated financial statements for a description of stock grant and stock option plans.

     Pursuant to Consob Decision No. 11971 of May 14, 1999, as amended, compensation of Directors of Eni, statutory auditors and general managers of Eni’s divisions is reported in the table below, which includes all the persons who held a position in 2002, also for a fraction of the year.

•	The column «Compensation for positions held at Eni SpA» includes compensation decided by the shareholders’ meeting and compensation of the Chairman and the Managing Director set by the Board of Directors, in agreement with the Board of Statutory Auditors, pursuant to article 2389, subsection 2 of the Italian Civil Code;

•	the column «Non monetary benefits» indicates all fringe benefits, including insurance policies;

•	the column «Bonuses and other incentives» indicates the variable part of the compensation of the chairman, the Managing Director and General Managers of Eni’s divisions;

•	the column «Other compensation» indicates the salary of the Managing Director and of the General Managers (employees of Eni), as well as the compensation for positions held in other Eni companies.

		Compensation		Bonuses
		for	Non cash	and other	Other
Name	Position	position	benefits	incentives	compensation	Total

	(thousand E)
Board of Directors
Gros-Pietro Gian Maria	Chairman	302	3	289		594
Poli Roberto	Chairman	297				297
Mincato Vittorio	Managing Director	283		604	935	1.822
Cattaneo Mario Giuseppe	Director	74				74
Clô Alberto	Director	75				75
Colombo Umberto	Director	27				27
Costi Renzo	Director	75				75
De Paoli Luigi	Director	27				27
Fruscio Dario	Director	46				46
Moscato Guglielmo	Director	48				48
Resca Mario	Director	48				48
Sapelli Giulio Marcello	Director	27				27
Siniscalco Domenico (1)	Director

Board of Statutory Auditors
Monorchio Andrea (2)	Chairman	60				60
Biscozzi Luigi	Effective Auditor	78			48 (3)	126
Colombo Paolo Andrea	Effective Auditor	49			10 (4)	59
Duodo Filippo	Effective Auditor	71			48 (5)	119
Perotta Riccardo	Effective Auditor	76			20 (6)	96
Sica Mario	Effective Auditor	21			34 (7)	55

General Manager E&P division
Cao Stefano				248	533	781
General Manager G&P division
Sgubini Luciano				272	555	827

		1.684	3	1.413	2.183	5.283

(1)	Compensation for this position is paid to the Ministry of Economy and Finance (euro 26,000).

(2)	Compensation concerns the July 1-December 31, 2002 period, prior to this compensation for this position is paid to the Ministry of Economy and Finance (euro 46,000).

(3)	Includes compensation for the position of effective Statutory Auditor of Enichem SpA and Polimeri Europa SpA.

(4)	Includes compensation for the position of Director of Saipem SpA from January 1 to May 31, 2002.

(5)	Includes compensation for the position of effective Statutory Auditor of Snamprogetti SpA and Chairman of the Board of Statutory Auditors of Consorzio Eni per l’Alta Velocità — Cepav Uno.

(6)	Includes compensation for the position of effective Statutory Auditor of Enifin SpA.

(7)	Includes compensation for the position of Chairman of the Board of Statutory Auditors of Snam SpA fro January 1 to February 1, 2002 and of Snam Rete Gas SpA.

     For the year ended December 31, 2002, the aggregate compensation paid to or on behalf of the executive officers of Eni SpA was euro 6.06 million. The foregoing amounts include salaries, fees for attending meetings, lump-sum amounts paid in lieu of expense reimbursements, stock option and health and pension contributions. The foregoing amounts do not include amounts accrued to the reserve for employee termination indemnities, which is used to pay severance pay as required by Italian law to employees upon termination of employment. The members of the Board of Directors in their capacity as such are not entitled to receive such severance pay. At December 31, 2002, the total amount accrued to the reserve for employee termination indemnities with respect to members of the Board of Directors who were also employees of Eni, with respect to two General Managers and with respect to the executive officers of Eni SpA was euro 3.35 million.

Board practices

     Appropriate conduct

     In September 2002, the German investment company DWS (Deutsche Bank Group) in cooperation with the consulting company Déminor updated its ratings of the degree of application of corporate governance principles in 50 European companies with the highest stock market capitalization included in the Eurostoxx50 index. Eni ranked fifth in Europe (eleventh in 2001) and first in Italy, same as in 2001.

     In its meeting of January 20, 2000 Eni’s Board of Directors resolved to adopt the Self-discipline Code of Listed Companies (the «Code») adopted on Borsa Italiana SpA, the Italian Stock Exchange. On that occasion, the Board — pursuant to a thorough review of the matter — underscored how Eni’s organizational model is essentially in line with the principles expounded in the Code, as well as with related recommendations issued by Consob.

     In accordance with the request of Borsa Italiana SpA, in particular the «Guidelines for the preparation of the yearly report on corporate governance» of February 12, 2003. Information on Eni’s corporate governance systems is set out below.

     The Board of Directors: competencies, delegate powers and composition

     The Board of Directors is the central element of Eni’s corporate governance system. Its responsibilities include the definition, application and updating of corporate governance rules and the determination of strategic guidelines at the Company and Group level. In addition to exclusive competencies entrusted to it by article 2381 of the Civil Code, the Board makes decisions related to: (i) resolutions to be adopted in Shareholder’s meetings of main subsidiaries; (ii) approval of major sale and purchase transactions as well as conferral of real estate, investments, businesses for amounts exceeding euro 26 million as proposed by the Managing Director and examination of the instructions provided to Group companies on these matters for their performance of such transactions.

     The Board entrusted the Chairman with powers to conduct strategic international relations and the Managing Director with all managing powers except those that cannot be delegated and those reserved to the Board by applicable law.

     The appointment of the Board of Directors is regulated by article 17 of Eni’s by-laws, which calls for a list vote in order to ensure presence of representatives of minority equity interests on the Board of Directors. The lists of candidates include a resume of each candidate. Board members must comply with the honorability and independence requirements provided for by applicable regulations, as well as possess the professionalism and experience required for performing their duties to which they are expected to dedicate adequate time and resources with efficacy and efficiency.

     On December 18, 2002, Eni’s Board of Directors, in accordance with the provisions of the Code evaluated the statements presented by Board members and established that non-executive Board members meet the independence requirements of the Code as they do not have any economic relationship with Eni and Eni Group companies, the Managing Director and Eni’s major shareholder such as to bias their autonomous judgment and are not close relatives of the Managing Director.

     Eni’s by-laws do not indicate a specific frequency of meetings. In 2002 the Board of Directors met 13 times. In the first half of 2003 the Board is expected to meet seven times. The public is informed of the dates of meetings convened for the approval of periodic reports as provided for by applicable laws.

     The Board of Directors defined the rules for the calling of its meetings. In particular, the Chairman convenes Board of Directors meetings, and, in concert with the Managing Director, defines agenda items. Notice is sent by mail, fax or e-mail within five days of the meeting’s date, at least 24 hours in advance in case of urgency. Eni’s by-laws allow meetings held by teleconference. Board members receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions. In 2002 on average 91% of Board members and 93% of independent non executive Board members participated to Board meetings.

     Board member compensation is determined by the Shareholders’ Meeting, while remuneration levels of the Chairman and Managing Director are determined by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors. In line with Consob provisions, the Report of Directors included in Eni SpA statutory financial statements indicates: (i) compensation paid to Board members, Statutory Auditors and General Managers; (ii) subscription rights for Eni shares assigned within three years for no consideration (stock grant) and stock options attributed to the Managing Director (Eni employee) and to General Managers; (iii) number of shares of Eni SpA and of Eni companies held by Board members, Statutory Auditors and General Managers.

     Information as per (i), (ii) and (iii) above are included in the notes to Eni SpA’s financial statements.

     On May 30, 2002 the Shareholders’ Meeting determined the annual compensation of the Chairman (euro 250,000 per year) and of Board members (euro 68,000 per year). It also determined a variable compensation up to a maximum of euro 80,000 per year for the Chairman and euro 20,000 per year for each Board member to be paid in accordance with Eni’s positioning as compared to such other seven major international oil companies selected based on market capitalization in terms of total return to shareholders in the reference year. The variable portion of compensation is paid to the Chairman in the amount of euro 80,000 or euro 40,000 and to each Board member in the amount of euro 20,000 or euro 10,000, respectively, if Eni’s return to shareholders is rated first or second, or third or fourth in the rating of return to shareholders of the seven major oil companies. If Eni ranks below fifth no variable compensation is paid. In addition, Board members receive euro 1,000 for the participation to each meeting of the Board and of Board committees, along with any expense incurred for performing their duties.

     With reference to the powers delegated to the Chairman and Managing Director, the Board of Directors determined a compensation composed of a fixed and a variable part. The variable part of the compensation of Chairman and Managing Director, as well as the variable part of the compensation of Eni’s top management (General Managers of divisions and managers holding positions directly reporting to the Chairman and the Managing Director) is related to the achievement of specific economic and operating objectives (profitability, efficiency, strategic projects) and share price objectives (price of Eni shares, comparative total return to shareholders). With reference to Eni’s performance in 2001, 47% of the remuneration of the Chairman and of the Managing Director and 41% of that of the top management was variable. The variable part of compensation includes, beside the monetary component, Eni’s stock grant plans (see specific information on stock options and stock grants in the Report of Directors included in Eni SpA’s statutory financial statements).

     Board committees

     In order to carry out its tasks more effectively, the Board of Directors has instituted three committees: the Audit Committee and the Compensation Committee, which are formed exclusively by independent, non-executive Board members, and the Oil & Gas Committee.

     The Audit Committee is composed of Mario Giuseppe Cattaneo, Alberto Clô, Renzo Costi and Guglielmo Antonio Claudio Moscato; the Compensation Committee is composed of Mario Giuseppe Cattaneo, Renzo Costi and Mario Resca; the Oil & Gas Committee is composed of Alberto Clô, Dario Fruscio, Vittorio Mincato and Guglielmo Antonio Claudio Moscato. Board members do not receive additional compensation for performing their functions as members of Board committees.

     Audit Committee

     The Audit Committee, based on the decision adopted by the Board of Directors on October 18, 2000, holds functions of supervision and proposal in the area of monitoring general management issues. In the course of 2002 the Audit Committee, convened 11 times and in the January 1 to March 27, 2003 period convened 5 times. In 2002, the Audit Committee has accomplished the following: (i) reviewed the audit programs prepared by Eni SpA’s and Group companies’ internal audit functions; (ii) reviewed and evaluated results of Eni SpA’s and Group companies’ internal auditing procedures; (iii) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners of external auditors responsible for auditing group companies to examine the essential features of fiscal year 2001 and 2002 financial statements with specific reference to extraordinary transactions and relations among functions entrusted with controls in Eni SpA and its subsidiaries; (iv) monitored the development of the operational model of the internal audit function; (v) examined and expressed its opinion on the option of appointing to additional services companies belonging to the network of the external auditors; (vi) met with the Group’s primary external auditor in order to discuss the issues emerged during the audits performed, with particular reference to the application of accounting standards to the preparation of Eni’s financial statements under U.S. GAAP; (vii) examined and monitored the activities devised by Eni for the compliance with rules introduced by Legislative Decrees 231/2001 and 61/2002; (viii) examined the system devised for the control of primary projects; (ix) examined the revised edition of the Code of Self-Discipline presented by the Committee for corporate governance of listed companies in July 2002 and expressed its opinion; (x) reviewed the status of appointments of external auditors of main group companies, the relevant accounts and the opinions contained in the reports of external auditors of Eni’s Italian subsidiaries; (xi) met with the Group’s external auditor in order to discuss the issues related to the Sarbanes-Oxley Act, presenting its decisions concerning the review of the Committee’s functions to be made by the Board of Directors.

     Compensation Committee

     The Compensation Committee proposes incentive schemes and the yearly remuneration of the Chairman and Managing Director to the Board of Directors and overviews the criteria used in determining compensation of the Group’s top management. In 2002, the Committee met three times and accomplished the following: (i) reviewed the objectives of the 2002 Group Incentive Plan and the results of the 2001 Group Incentive Plan, with particular reference to the proposed capital increase to offer free shares to managers; (ii) presented a proposal concerning the fixed and variable remuneration of the Chairman and the Managing Director; (iii) presented a proposal for the new 2002-2004 Stock Option Plan for managers in positions directly affecting results or in strategic positions (see «Incentive plans for Eni managers with Eni stock» in «Other Information» below); (iv) reviewed the guidelines and criteria of the remuneration policy for Group managers.

     Oil & Gas Committee

     The Oil & Gas Committee is entrusted with monitoring and studying trends in oil markets. In 2002 the Oil & Gas Committee, which was created on June 5, 2002, met two times and examined the scenario of the major external indicators (such as Brent price, refining margins, exchange rates, etc.) on which Eni’s 2003-2006 four year plan is based.

     Board of Statutory Auditors

     The Board of Statutory Auditors, in accordance with article 149 of Legislative Decree No. 58/1998, monitors the compliance with applicable laws, Eni’s by-laws, principles of proper administration and the adequacy of the company’s organizational structure concerning administration and accounting, internal controls and Eni’s administration and accounting systems, as well as its reliability in presenting information properly.

     The Board of Statutory Auditors comprises five effective auditors and two alternate auditors, all appointed by the Shareholders’ Meeting of May 30, 2002, with the exception of the Chairman, who was appointed on May 29, 2002 with decree of the Minister of Economy and Finance in consultation with the Minister for Productive Activities, in accordance with article 6 of Eni’s by-laws. The Board of Statutory Auditors is appointed for a three-year term and its mandate expires with the Meeting convened to examine financial statements as of December 31, 2004. Articles 17 and 28 of Eni’s by-laws call for a list vote in order to ensure presence of representatives of minority equity interests on the Board of Statutory Auditors. Auditors are autonomous and independent from the shareholders who elected them (article 14.1 of the Code). The lists of candidates include a resume of each candidate.

     The Board of Statutory Auditors is composed of the Chairman, Andrea Monorchio, four auditors, Luigi Biscozzi, Paolo Andrea Colombo, Filippo Duodo and Riccardo Perotta, and two substitute auditors, Fernando Carpentieri and Giorgio Silva. Eni’s by-laws allow meetings held by teleconference. Statutory auditors receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions.

     On December 19, 2001 Eni’s shareholders’ meeting modified article 28 of Eni’s by-laws in order to include the provisions contained in the Decree of the Minister of Justice No. 162 of March 30, 2000, concerning the honorability and professional requirements of auditors of listed companies. The by-laws state that at least two auditors and one alternate auditor are chosen among chartered auditors and must have performed auditing activities for at least three years prior to their appointment. Auditors not provided with these requirements must be chosen among those meeting the requirements professionalism described in Decree 162/2000. For the purposes of said Decree, the by-laws define as related subjects commercial law, corporate economy and finance, engineering and geology. Eni’s current statutory auditors are all chartered auditors.

     Special powers of the State—golden share

     Pursuant to article 2, subsection 1 of Law Decree No. 332 of May 31, 1994, modified and converted into Law No. 474 of July 30, 1994, article 6, 2 of Eni’s by-laws attributes to the Minister of Economy and Finance, in agreement with the Minister for Productive Activities, the following special powers: (a) approval or disapproval of the acquisition of material interests representing at least 3% of the share capital of Eni SpA having the right to vote at ordinary shareholders’ meetings; (b) approval or disapproval of shareholders’ agreements or other arrangements (as defined by article 122 of Legislative Decree No. 58 of February 24, 1998) involving 3% or more of the share capital of Eni SpA having the right to vote at ordinary shareholders’ meetings; (c) veto power with respect to shareholders’ resolutions to dissolve Eni SpA, to cause a transfer, merger or demerger, of Eni SpA to transfer its registered office outside Italy, to change the corporate purposes or to amend or modify any of the special powers described in this section; (d) appointment of a Board member and an auditor. The Italian Government made use of the powers described under (a) in order to allow a merchant bank to own shares of Eni SpA to be resold on the market following an IPO but it never made use of the powers described under (b) and (c). The exercise of these special powers is regulated by the above mentioned law and by a regulation published by the Council of Ministers on February 11, 2000.

     Investor relations and information processing

     In concert with the launch of its privatization process, Eni adopted a communication policy aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic and prompt dissemination of exhaustive information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly regularly on Eni’s internet site and internet sites of the Group’s main companies. Investor and shareholder relations are handled by special Eni functions.

     Information regarding periodic reports and major operations as well as procedures concerning corporate governance is promptly released to the public, also through publication on the Group’s internet site. A specific section of Eni’s internet site contains press releases, presentations provided in meetings with the press and financial analysts, notices to shareholders and bond holders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Documents available to the public are mailed free on charge upon request. Available to shareholders are also a mailbox (segreteriasocietaria.azionisti@eni.it) and a toll-free telephone number (800940924) for requesting information and documents.

     Eni is aware that financial information plays a crucial role in the functioning of capital markets and in the creation and maintenance of satisfying relationships between the company and its increasingly wide area of stakeholders. Eni is also aware that investors’ trust in listed companies is one of the essential elements for the functioning of global economy. Investors must be able to rely on the absolute moral integrity of persons responsible of key positions in companies and on the respect of corporate codes of conduct, procedures and rules. Eni’s commitment to provide investors and markets with truthful, complete, transparent, timely and selective financial information is confirmed by its Code of Conduct, that identifies the fundamental values for the deployment of its activities in the completeness and transparency of financial information, the formal and substantial legitimacy of behaviour of its employees at any organizational level and the clarity and truthfulness of its accounting, in accordance with laws and regulations in force.

     On December 18, 2002, Eni’s Board of Directors approved a «Procedure for the disclosure of information to the market concerning Group activities» published on Eni’s internet site. The procedure acknowledges the «Guidelines for information to the market» issued in June 2002 by the Company Information Forum, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events.

     Eni’s Code of Conduct also defines confidentiality duties upheld by Group employees with respect to sensitive information.

     Internal dealing

     In compliance with the provisions contained in the Rules of the markets organised and managed by Borsa Italiana SpA, as amended by Consob with Resolution 13655 of July 9, 2002, on December 18, 2002 Eni’s Board of Directors has approved the Code of Conduct for Internal Dealing (published on Eni’s internet site) concerning transactions involving financial instruments issued by Eni SpA and its listed subsidiaries. This Code, in force from January 1, 2003, contains the provisions that govern public disclosure obligations and limitations regarding the above transactions executed on behalf of Eni and its listed subsidiaries by relevant persons. Relevant persons have been identified to be: (i) Board members and statutory and external auditors of Eni, the Magistrate of the Court of Accounts responsible for supervising Eni’s accounts; (ii) the managers directly reporting to the Chairman and the Managing Director of Eni and the managers directly reporting to the aforementioned first line of managers.

     According to the Code, the market has to be informed at the end of each calendar quarter about the operations carried out by relevant persons if their amount in each calendar quarter exceeds euro 35,000 (the limit set by the Rules of the Italian Stock Exchange is euro 50,000) while the market has to be informed without delay of transactions if their amount exceeds euro 175,000 in each six-month calendar period (the limit set by the Rules of the Italian Stock Exchange is euro 250,000). The stock options exercise in connection with stock option plans and the sale of shares acquired in connection with stock option and stock grant plans are to be taken into account with reference to the above mentioned limits.

     The Code on Internal Dealing prevents relevant persons from carrying out transactions on the financial instruments issued by Eni SpA and its listed subsidiaries in the fifteen working days preceding the meetings of the Board of Directors of Eni SpA convened to review the financial statements and the preliminary results as well as, if not discussed in such meetings, the meeting of the Board resolving on the dividend proposal to the Shareholders’ Meeting. This prohibition does not apply to the exercise of stock options in connection with stock option and stock grant plans, provided that shares acquired pursuant to such exchange are not sold in said periods.

Employees

     At December 31, 2002, Eni’s employees were 80,655 with an increase of 9,707 employees over December 31, 2001 (up 13.7%), as a result of the 10,403 persons increase outside Italy (up 39.2%) offset in part by the 1,610 persons decrease in Italy (down 1.6%).

     Employees hired in Italy were 43,682 (54% of all Group employees), of which 41,211 were working in Italy, 2,103 outside Italy and 368 on board of vessels. As compared to 2001, the 696 unit decline in employees hired in Italy was due to the balance of persons leaving their job and new hiring (1,308) offset in part by the inclusion in consolidation of Polimeri Europa.

     The process of efficiency improvement continued with the dismissal of 3,447 persons, of these 2,932 had an open-end contract and 515 a fixed-term contract, and with the hiring of 2,139 employees, of which 936 persons with a fixed-term contract and 1,203 with open-end contracts. Among the newly hired person 599 persons had university qualifications (356 are engineers) and 487 persons had a high school degree, working in operating jobs in order to improve the qualitative mix of production units.

     Employees hired and working outside Italy at December 31, 2002 were 36,973 (46% of all Group employees), with a 10,403 persons increase due mainly to the acquisition of Saipem SA (formerly Bouygues Offshore), the consolidation of foreign subsidiaries of Polimeri Europa and the hiring of personnel on fixed-term contracts for Saipem in Kazakhstan.

     At December 31, 2002, Eni’s employees were 80,655 an increase of 9,707 employees over December 31, 2001, up 13.7%.

Employees at year end	2000	2001	2002

	(units)
Exploration & Production	7,741	7,533	7,715
Gas & Power	16,100	14,286	13,317
Refining & Marketing	16,130	15,172	13,757

Employees at year end	2000	2001	2002

	(units)
Petrochemicals	12,857	11,022	11,691
Engineering and Oilfield Services	13,217	18,632	29,091
Other activities	3,924	4,303	5,084

	69,969	70,948	80,655

     The table below sets forth Eni’s employees at December 31, 2002 in Italy and outside Italy:

		2000	2001	2002

		(units)
Exploration & Production	Italy	5,014	4,495	4,617
	Outside Italy	2,727	3,038	3,098

		7,741	7,533	7,715
Gas & Power	Italy	13,175	11,704	10,852
	Outside Italy	2,925	2,582	2,465

Refining & Marketing	Italy	16,100 9,760	14,286 8,638	13,317 7,332
	Outside Italy	6,370	6,534	6,425

		16,130	15,172	13,757
Petrochemicals	Italy	11,573	9,952	10,172
	Outside Italy	1,284	1,070	1,519

		12,857	11,022	11,691
Oilfield Services and Engineering
Oilfield Services	Italy	2,326	2,279	2,255
	Outside Italy	7,560	12,881	22,770

		9,886	15,160	25,025
Engineering	Italy	3,001	3,055	3,433
	Outside Italy	330	417	633

		3,331	3,472	4,066
Other activities	Italy	3,841	4,255	5,021
	Outside Italy	83	48	63

		3,924	4,303	5,084

Total	Italy	48,690	44,378	43,682
Total	Outside Italy	21,279	26,570	36,973

		69,969	70,948	80,655

of which senior managers		1,683	1,438	1,537

Share Ownership

     At April 30, 2003, the total number of Shares owned by the directors, statutory auditors and executive officers of Eni SpA as a group was 215,484, equal to approximately 0.005% of Eni’s share capital outstanding at December 31, 2002.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     At April 30, 2003, the Ministry of Economy and Finance was the only person known by Eni to own more than 5% of any class of Eni SpA’s voting securities. At such date, the total amount of Eni SpA’s voting securities owned by the Ministry was:

	Number
	of Shares	Percent of
Title of Class	Owned	Class

Ordinary Shares	1,213,731,615	30.33%

     The Ministry of Economy and Finance, in agreement with the Ministry of Productive Activities, retains certain special powers over Eni. See «Item 6. Directors, Senior Managers and Employees—Board Practices—Board Committees—Special Powers of the State—Golden Share» and «Item 10. Additional Information—Memorandum and Articles of Association— Limitations on Voting and Shareholdings—Special Powers of the State».

Related Party Transactions

     In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

     Amounts and types of trade and financial transactions with related parties are described in Note 27 to the Financial Statements.

Item 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See Item 18—Financial Statements.

     Disclosure of Legal Proceedings

     For a description of legal proceedings in which Eni is involved and which may affect Eni’s financial position or results of operations see Note 23 to the Financial Statements. Below is a description of previously reported litigation that has been disposed of in the course of 2002.

     On August 28, 2000, Enirisorse SpA (in liquidation) now Singea SpA (in liquidation) and Zincocalabra SpA signed an agreement for the sale of the whole share capital of Pertusola SudSpA (in liquidation), now merged in Singea SpA in liquidation. This agreement was filed with the European Commission within the procedure for monitoring the liquidation of Singea’s assets in the non ferrous metallurgy business, as per decision 98/212/CE of April 16, 1997. With a letter dated September 26, 2000, the Commission requested information from the Italian Government in order to appraise the compatibility of this agreement with said decision. On February 13, 2001, the Commission informed the Italian Government that it started the procedure as per article 88 of the Union Treaty for alleged state aid in favor of Pertusola Sud. This procedure has been started in the context of the above mentioned decision for the following reasons: (i) aid given to Pertusola Sud in relation to the Commission’s decision could have been given unlawfully; (ii) funds provided to Pertusola Sud in liquidation by Singea could be considered as state aid, and in this case are not compatible with the European single market concept; (iii) funds that Singea should provide to Pertusola Sud for environmental charges may represent state aid , and if this is the case they are not compatible with the single market concept. On April 4, 2001, the Italian Government presented its report to the Commission informing that Zincocalabra SpA was no longer interested in an investment that seemed to require quite a long time to be completed due to this procedure. In May 2001 The Commission started a proceeding against the Italian Government, which in turn sent to Singea the Commission’s report in order to reply. In October 2001 the Italian Government presented its observations to the Commission. With a decision of the Commission dated November 13, 2002 the proceeding was dismissed.

     In August 2000, the Ministry of Finance of Kazakhstan sent Agip Karachaganak a formal assessment claiming that the company understated its income for 1998 and 1999 by euro 52 million. The amount relates to the non deductibility of overhead costs considered as cost recovery and to a different criterion for the deduction of some other costs. In the first half of 2001 Eni signed a protocol with Kazakh tax authorities which reduces the disputed amount to euro 11 million. Legal proceedings related to Eni’s counterclaim are however pending. No reserve has been set aside in Eni’s consolidated financial statements for 2002, as the amount in question is not material.

     On March 6, 2003 Eni and EniChem SpA accepted the settlement proposal presented by Edison SpA for the closing of an arbitration proceeding initiated by Eni and EniChem SpA in 1992 in relation to guarantees given by Montedison SpA and its subsidiaries in connection with the establishment of Enimont. With this settlement Edison SpA accepted to pay EniChem euro 200 million to be paid in four instalments of euro 50 million each, the first one paid on March 6, 2003 and the remaining to be paid each following year with interests accrued; this delayed payment is supported by bank guarantees payable on first request. This settlement concerns expense paid or accrued by EniChem SpA in previous years. It does not include EniChem’s claim to be indemnified by Edison SpA for any expense related to damage made to third parties by the operation of plants and facilities before Montedison’s conferral, even if occurred later. These are environmental damages claimed by the State and related to the Mantova site and any damage that could be claimed by the State and/or other third parties as alleged consequence of specific environmental damage situations in the Brindisi and Priolo sites. The settlement of any dispute is entrusted to ordinary courts. In the first quarter of 2003 the settlement determined extraordinary income of euro 200 million.

     Dividends

     Eni’s dividend policy in future periods, and the amount of future dividends, will depend upon a number of factors including, but not limited to, Eni’s capital expenditure and development plans, level of profitability and ratio of debt to equity and the «Risk Factors» set out in Item 3. However, consistent with such factors, the Board of Directors expects to recommend to future meetings of shareholders a progressive increase in dividend pay-out in line with the dividend policy followed by other major oil and gas companies traded on international equity markets. Eni SpA’s net income and, therefore, the amounts available for payment of dividends therefrom will also depend on the level of dividends received from Eni’s subsidiaries. In 2002, the euro 0.75 dividend per share proposed by Eni’s Board of Directors for fiscal year 2002 maintained the level of the 2001 dividend while increasing the pay-out ratio to 62%. This dividend proposal was approved by the general shareholders’ meeting on May 30, 2003.

Significant Changes

     See «Item 5—Background and Recent Developments» for a discussion of Eni’s results of operations in the first quarter of 2003. No significant change occurred after March 31, 2003.

Item 9. THE OFFER AND THE LISTING

Offer and Listing Details

     The ordinary shares of Eni SpA, nominal value euro 1.00 each (the «Shares»), are traded on the Blue Chip segment of the Mercato Telematico Azionario or MTA («Telematico»), the Italian screen-based dealer market, which is the principal trading market for Italian shares. The Blue Chips segment of Telematico includes shares of the companies whose market capitalization amounts to more than euro 800 million. American Depository Shares («ADSs»), each representing five Shares, are listed on the New York Stock Exchange.

     The table below sets forth the reported high and low reference prices of Shares on Telematico and of ADSs on the New York Stock Exchange, respectively. See «Item 3—Key Information—Exchange Rates» regarding applicable exchange rates during the periods indicated below.

			New York
	Telematico		Stock Exchange

	High	Low	High	Low

	(euro per Share)		(US$per ADS)
1998	13.799	9.195	73.500	50.500
1999	12.608	10.184	69.000	52.375
2000	14.496	9.536	64.875	46.562
2001	15.598	11.564	69.700	52.500
2002	17.145	12.938	82.110	60.900

2001
First quarter	14.778	13.266	67.730	60.420
Second quarter	15.598	14.414	69.700	61.700
Third quarter	14.807	11.564	67.740	52.500
Fourth quarter	14.732	12.701	66.200	56.550

2002
First quarter	16.856	13.536	74.150	60.900
Second quarter	17.145	15.428	80.000	71.550
Third quarter	16.775	12.938	82.110	64.060
Fourth quarter	15.289	13.256	78.700	65.550

2003
First quarter	15.746	11.881	82.080	66.150
December 2002	15.289	14.026	78.700	70.720
January 2003	15.746	13.093	82.080	70.640
February 2003	14.185	13.244	75.600	71.500
March 2003	13.480	11.881	73.950	66.150
April 2003	13.654	12.490	73.800	68.100
May 2003	13.831	12.878	81.240	70.800
June 2003 (through June 16, 2003)	14.284	13.723	84.850	80.400

     Morgan Guaranty Trust Company of New York (the «Depositary») functions as Eni’s depositary bank issuing American Depositary Receipts («ADRs») pursuant to the Deposit Agreement among Eni, the depositary and the beneficial owners («Beneficial Owners») and registered holders form time to time of ADRs issued thereunder.

     At June 16, 2003 there were 1,287,711 ADRs outstanding held by 38 holders of record (including The Depository Trust Company) in the United States of America, 37 of which are U.S. residents. Since certain of such ADRs are held by nominees, the number of holders may not be representative of the number of Beneficial Owners in the United States or elsewhere.

     The Shares are included in the MIB 30, the index of the 30 largest companies by capitalization and initially listed on Telematico. The MIB 30 is the principal indicator used to track the performance of the Italian stock market, and is the basis for the FIB 30 index of future contracts, as well as the MIBO 30 option contracts traded in the Italian Derivatives Market («IDEM»). The Shares are the largest component of the MIB 30, with a weighting of approximately 15.1%, as established by Borsa Italiana SpA («Borsa Italiana») after its review of the composition of the MIB 30 on March 24, 2003. In addition, options on the Shares are traded on IDEM. IDEM facilitates the trading of call and put options on securities issued by Italian companies that meet certain required capitalization and liquidity thresholds.

     Since January 14, 2002 the rule on the minimum lot of shares for transactions on the Telematico has been eliminated. Outside Telematico, block trading is permitted for orders that meet certain minimum size requirements and must be notified to Consob and Borsa Italiana. Starting from May 15, 2000 shares have been also trading on a special market, named After Hours trading market or TAH («After Hours»), after the closure of the day time of Telematico under special rules.

Markets

     Telematico is organized and administered by Borsa Italiana subject to the supervision and control of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange or «Consob»), the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of the dealings and protect investors. Borsa Italiana is a joint stock company (Società per Azioni) that was established to manage the Italian regulated financial markets (including Telematico) as part of the implementation in Italy of the EU Investment Services Directive, Borsa Italiana and has issued rules governing the organization and the administration of the markets it regulates, which are Telematico, Nuovo Mercato (high growth companies), After Hours, Mercato Ristretto (over-the-counter), IDEM (index and stock derivatives market), MIF (interest rate derivatives market), MOT and Euro Mot (bond markets), MCW (covered warrants) and MPR (traditional options on equities), as well as the admission to listing on and trading in these markets. Since March 28, 2000, a three-day rolling cash settlement has been applied to all trades of equity security in Italy, instead of the preceding five-day settlement.

     Any person, through an authorized intermediary, may purchase or sell listed securities following (i) in the case of sales, deposit of the securities or 100% of their value in cash, and (ii) in the case of purchases, deposit of 100% of their value in cash. No «closing price» is reported for the electronic trading system, but an «official price» calculated for each security as a weighted average of all trades effected during the trading day and a «reference price» calculated for each security on the basis of a closing bid or, when such closing bid does not reach 10% of volumes traded during the day, as a weighted average of the last 10% of the trades effected during such day, are reported daily.

     If the opening price of a security (established each trading day prior to the commencement of trading based on bids received) differs by more than 10% (or such other amount established by Borsa Italiana) from the previous day’s reference price, trading in that security will not be permitted until Borsa Italiana authorizes the trading. If in the course of a trading day the price of a security fluctuates by more than 5% from the last reported sale price (or 10% from the previous day’s reference price), trading in that security will be automatically suspended for a certain period of time. In the event of such a suspension, effect is not given to trades agreed but not confirmed before the suspension.

     Effective July 1, 1998, the Italian financial markets are primarily regulated by Legislative Decree No. 58 of February 24, 1998 («Decree No. 58»), which consolidated the previous regulation primarily by restating the provisions of Legislative Decree No. 415 of July 23, 1996.

     Decree No. 58 provides that trading of equity securities, as well as any other investment services, may now be carried out on behalf of the public by società di intermediazione mobiliare (securities dealing firms or «SIMs»), which are authorized intermediaries, authorized banks and certain types of finance companies. In addition, banks and investment firms organized in a member nation of the EU are permitted to operate in Italy provided that the intent of the bank or investment firm to operate in Italy is communicated to Consob and the Bank of Italy by the competent authority of the member state. Pursuant to Decree No. 58 the Bank of Italy, in agreement with Consob, is responsible for regulating clearance and settlement. Non-EU banks and non-EU investment firms may operate in Italy subject to the specific authorization of Consob and the Bank of Italy.

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     Eni is incorporated under the name «Eni SpA» resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953. The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in compliance with concessions required by law.

     The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities.

     The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf.

     The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Decree No. 58.

     The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others’ obligations, especially guarantees.

     Directors

     The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or Eni’s by-laws reserve to the shareholders’ meeting.

     For a complete description of the powers of the Board, the Managing Director and the Chairman, appointments, role of the Board and rules and procedures of the meetings of the Board see «Item 6.—Board Practices».

     The Board of Directors and the Managing Director report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries: in particular the Board of Directors and the Managing Director report to the Board of Statutory Auditors on operations entailing potential conflicts of interest. Article 2391 of the Italian Civil Code applies in the case of conflicts of interest.

     On May 30, 2002, Eni’s ordinary Shareholders’ Meeting resolved to delegate authority to the Board of Directors, pursuant to Article 2420-ter of the Civil Code, to issue bonds, included bonds convertible into shares issued by Eni SpA controlled subsidiaries and/or warrant bonds to purchase or subscribe shares of Eni SpA controlled subsidiaries, up to the amount equivalent to euro 4 billion for a five-year period commencing on May 30, 2002, in one or more times and in one or more tranches. The Board of Directors is empowered to adopt any act, including but not limited to the fixing of yield, duration and terms of the issues.

     The Chairman and the members of the Board are remunerated in an amount established by the ordinary Shareholders’ Meeting. Said resolution, once taken, will remain valid for subsequent business years until the Shareholders’ Meeting decides otherwise.

     There are no provisions as to retirement based on age-limit requirements, or requirement of share ownership for a director’s qualification in Eni’s by-laws.

     Limitations on Voting and Shareholdings

     General

     There are no limitations imposed by Italian law or by the by-laws of Eni SpA on the rights of non-residents of Italy or foreign persons to hold or vote the shares other than the limitations described below (which are equally applicable to residents and non-residents of Italy).

     The by-laws provide that no person, in any capacity, may own shares amounting to more than 3% of Eni SpA’s voting share capital. Such maximum limit is calculated taking into account the aggregate shareholding of a controlling entity, whether an individual or a legal entity (each a «person»); its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities, as well as relatives within the second degree by blood or marriage (except for a legally separated spouse). Affiliation exists as set forth in applicable Italian legislation, as well as between entities that, directly or indirectly, through controlled entities (other than those managing investment funds) are bound, even with third parties, by agreements relating to the exercise of voting rights or the transfer of shares or interests in third-party companies or other agreements relating to third-party companies as specified by applicable Italian legislation if such agreements relate to at least 10% of the voting share capital of a listed company or 20% of the voting share capital of a non-listed company. For purposes of calculating the 3% limit, shares held through a fiduciary nominee or intermediary are taken into account.

     Any voting rights attributable to shares held or controlled in excess of such 3% limit cannot be exercised, and the voting rights of each entity to whom such limit on shareholding applies are reduced proportionately, unless otherwise jointly disposed of in advance by the parties involved. In the event that shares held or controlled in excess of the maximum limit are voted, any shareholders’ resolution adopted pursuant to such a vote may be challenged if the majority required to approve such resolution would not have been reached without the vote of the Shares exceeding such maximum limit. Shares not entitled to be voted are nevertheless counted for the purpose of determining the quorum at a shareholders’ meeting.

     Under the provisions of Law No. 602 of November 27, 1996, the 3% limit does not apply to shareholdings in Eni SpA held by the Ministry of Economy and Finance; state-owned entities controlled by other entities or by the State. The 3% limit does not apply, in the event that such limit is exceeded as a result of the acquisitions of shares pursuant to a mandatory tender offer (offerta pubblica di acquisto totalitaria) or a preventative tender offer (offerta pubblica di acquisto preventiva), each as provided for by Decree No. 58, regardless of whether a majority of the voting rights is acquired thereby. The approval of the Ministers as described below in «—Special Powers of the State» is however requested for Shares acquired pursuant to tender offers.

     For other limitations that may affect voting rights, see «—Reporting Requirements and Restrictions on Acquisitions of Shares».

     Special Powers of the State

     Under Italian laws the State, acting through the Minister of Economy and Finance, in agreement with the Minister of Productive Activities (together with the Minister of Economy and Finance, the «Ministers»), holds certain special powers in connection with any transfer of a controlling interest in certain State-owned companies operating in public service sectors, including Eni SpA. The law places no limit on the duration of such special powers. Such powers are to be exercised in accordance with EU principles. Specific guidelines have been introduced by the Decree of the President of the Council of Ministers (DPCM), May 4, 1999, which sets forth the conditions in which the Ministers can exercise their special veto over a company’s strategic decisions. According to article 66 of Law 488, dated December 23, 1999, such guidelines have been confirmed by the DPCM dated February 11, 2000.

     The by-laws acknowledge that the Ministers possess the following special powers:

•	Approval of Material Acquisitions of Shares. The Ministers have the authority to approve or disapprove the acquisition of «material interests» in the share capital of Eni SpA, defined as interests representing at least 3% of the share capital having the right to vote at an ordinary shareholders’ meeting. See «—General». Approval or disapproval must be given within 60 days from the date of the notice to be filed by the Board of Directors at the time a request is made for registration in the register of shareholders by such a purchaser of a material interest. Until the approval is granted or the 60-day period has expired without the approval having been granted, the purchaser may not exercise the voting rights or any rights other than economic rights pertaining to the Shares constituting the material interest. In the event the approval is denied by the Ministers or the 60-day period has expired without the approval having been granted, the purchaser must sell the Shares constituting the material interest within one year. In the event of failure to comply with such requirement, the Ministry of Economy and Finance shall petition the courts to order the forced sale of the shares constituting such a material interest. With reference to the ADR program established in respect of the shares, the Ministers approved the acquisition of 3% or more of the voting share capital of Eni SpA by the Depositary, considering the Depositary the record holder and not the Beneficial Owner of Shares, represented by ADSs and evidenced by ADRs. Each of the holders and Beneficial Owners of ADSs are subject to the 3% limit.

•	Approval of Material Shareholders’ Agreements. The Ministers have the authority to approve or disapprove shareholders’ agreements or other arrangements involving 3% or more of the share capital of Eni SpA having the right to vote at an ordinary shareholders’ meeting. Such approval or disapproval must be given within 60 days from the date of the notice to be provided to the Minister of Economy and Finance by Consob following to the notifications of shareholders’ agreements or other arrangements to Consob. Until such approval is granted or the 60-day period has expired without the approval having been granted, the shareholders participating in such agreement or other arrangement may not exercise the voting rights or any rights other than economic rights pertaining to the Shares subject to such agreement or other arrangement. In the event the approval is denied by the Ministers or the 60-day period has expired without the approval having been granted, the agreement is ineffective. In accordance with Italian laws, if the conduct of shareholders during a shareholders’ meeting supports an inference that there exists among such shareholders a shareholders’ agreement or other arrangement to be notified to Consob and such agreement or other arrangement has not been notified, then any resolutions adopted at such meeting with the decisive vote of such shareholders may be challenged and voided.

•	Board of Directors and Board of Statutory Auditors’ Members. The Ministers have the power to appoint one Director to the Board of Directors and the Chairman of the Board of Statutory Auditors. At Eni’s Ordinary Shareholders’ Meeting held on May 30, 2002 which, among other things, appointed the new Board of Directors, the Ministers decided not to exercise their power to appoint a member of the Board. Therefore the number of members of the Board was set at eight versus the preceding nine-member Board.

•	Veto Power over Major Changes. The Ministers have veto power with respect to shareholders’ resolutions to dissolve Eni SpA, to cause a transfer, merger or demerger of Eni SpA, to transfer the registered office of Eni SpA outside Italy, to change the corporate purposes or to amend or modify any of the special powers described in this section.

     With a decision published on May 23, 2000, the European Court of Justice declared that Italy, in granting the Minister of Economy and Finance «special powers» and introducing them in the by-laws of some privatized companies, violated the obligations imposed by Articles 43 (former article 52, right of establishment), 49 (former 59, free provision of services) and 56 (former 73b, free movement of capitals) of the European Treaty.

     In accordance with past decisions, the Court analyzed Italian legislation in force at the expiration of the terms defined in the European Commissions’s informed opinion, therefore it did not take into account DPCM of May 4, 1999, article 66 of Law No. 488/99 and DPCM of February 11, 2000 which included provisions limiting those «special powers» of the Minister of Economy and Finance. These are currently being analyzed by the European Commission.

     Minority Protection Provisions

     Under Italian laws, the by-laws of companies, such as Eni SpA, that impose a maximum limit on the number of shares that may be held by any shareholder must provide for the election of directors and statutory auditors through the voto di lista (voting list) system, to ensure that minority shareholders of a company are represented on its board of directors and board of statutory auditors. Accordingly, Eni’s by-laws require that the members of the Board of Directors and the Board of Statutory Auditors of Eni SpA not directly appointed by the Ministers (see «—Special Powers of the State») be elected on the basis of candidate lists presented either by the Board of Directors or by one or more shareholders (including the Minister of Economy and Finance) representing in the aggregate at least 1% of the share capital of Eni SpA having the right to vote at ordinary shareholders’ meetings. Such candidate lists must be deposited at the registered office of Eni SpA and published in at least three Italian newspapers having general circulation in Italy (two of which must be business dailies). Publication of the candidate list presented by the Board of Directors shall occur at least 20 days before the first call (as defined below) of the Shareholders’ Meeting. Such term is reduced to 10 days in the case of candidate lists proposed by shareholders. Each shareholder may present or participate in the presentation of only one candidate list and each candidate may appear on only one list.

     Under Eni’s by-laws, the election of the members of the Board of Directors will proceed as follows:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;

b)	the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two or three depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the numerical order in which they appear in each list. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.

     The election of members of the Board of Statutory Auditors is governed by the same rules, except that the Board of Directors may not present a candidate list to the Board of Statutory Auditors, and that, pursuant to Decree No. 58, Eni’s by-laws provides that, in the event of a Board of Statutory Auditors formed by more than three Auditors, at least two of them be appointed by minority shareholders.

     Several provisions of Decree No. 58 are intended to increase the protection of minority shareholders. In particular, (i) shareholders’ meetings must be called also on request of holders of at least 10% of the outstanding Shares (the Board of Directors, however, may refuse to call the meeting when conflicting with the company’s interests); (ii) at an extraordinary shareholders’ meeting resolutions are passed with the approval of at least two- thirds of the shares represented at the meeting, whether on first, second or third call; (iii) shareholders’ actions against the Board of Directors, the Statutory Auditors and the Managing Director may be promoted by shareholders holding at least 5% of the outstanding shares registered in the Company’s Register of Shareholders since, at least, the last six months; and (iv) collective shareholders’ complaints to the Board of Statutory Auditors may be promoted by shareholders holding at least 2% of the outstanding shares. The company’s by-laws may further lower the thresholds in (iii) and (iv) and increase the voting quorums under (ii). In addition, Decree No. 58 modifies the responsibilities of Statutory Auditors. Effective from July 1, 1998, accounting control functions are under the exclusive competence of company’s independent auditors, and the company’s Board of Statutory Auditors no longer carries out such functions.

     Reporting Requirements and Restrictions on Acquisitions of Shares

     Under Italian securities laws and Consob Regulation, any direct or indirect participation in excess of 2%, 5%, 7.5%, 10% and subsequent multiples of 5% in the voting shares of a listed company must be notified to such company and to Consob, within five open market days from the effectiveness of the transaction triggering such obligation to notify.

     The obligation to notify also applies to any direct or indirect participation owned through ADSs.

     For listed companies, whose by-laws impose a maximum limit on the number of shares that may be held by any shareholder, Consob is entitled to fix different relevant thresholds by decree.

     Further, the reduction of the foregoing interest below the relevant thresholds must be notified within the same terms.

     Shares held in excess of any such threshold cannot be voted in the event the above notices have not been provided. Any resolution violation of such limitation can be voided if challenged in court by shareholders and Consob, if the resolution would have not be adopted without the consent of the shares in question.

     The relevant thresholds noted above shall be calculated including (i) shares registered in the name of the relevant reporting person whose underlying voting rights are attributed to third parties, and viceversa; and (ii) shares held through third parties and shares whose voting rights are attributable to such third parties, excluding shares registered in the name of, or endorsed to, fiduciaries as well as shares whose voting rights are attributed to intermediaries for purposes of the management of mutual or individual savings.

     Furthermore, calculation of 5%, 10%, 25%, 50% and 75% thresholds shall also take into account shares outstanding which the relevant reporting person is entitled to purchase or to sell directly or through third parties. Shares to be purchased through the exercise of conversion rights or warrants shall be calculated only in the event the acquisition can take place within a sixty days period.

     In the event the same relevant participation is directly or indirectly held by two or more entities, then obligation to notify may be satisfied by one of such person, provided that completeness of information is guaranteed.

     Any participation exceeding 10% of the voting capital of an unlisted company, including any foreign company, owned by a listed company must be notified to such non-listed company within seven days from reaching such threshold. Similarly, the non-listed company must be notified about any subsequent reduction of such participation below the 10% threshold.

     Listed companies are also required to notify Consob of their participation exceeding 10% of the voting capital of non-listed companies owned at the end of the first six months and of the full year. Such notification is due within 30 days from the date of approval of the Annual Report and the Report on the First Six Months, respectively.

     In the event the same relevant participation is directly or indirectly held by two or more entities, then the obligation to notify may be satisfied by one of such entities, provided that completeness of information is guaranteed.

     The 10% threshold shall be calculated including (i) shares registered in the name of the relevant listed company, even if voting rights are attributable to third parties; (ii) shares whose voting rights are attributable to the relevant listed company, in the event such voting rights entitle such party to exercise a dominant or material influence at the ordinary shareholder’s meeting; and (iii) shares registered in the name of third parties and shares whose voting rights are attributable to third parties.

     In addition to the rules of article 2359 bis of the Italian civil code, governing the acquisition of shares of the parent company by a controlled subsidiary, Decree No. 58/98 regulates additional cross-ownership matters as follows.

     Cross-ownership between listed and non-listed companies may not exceed 2% of the shares of the listed company or 10% of the shares of the non-listed company. For calculating these ownership thresholds, the rules for calculations of interests in listed and non-listed companies apply.

     The company ultimately exceeding the 2% or 10% interest in a listed or unlisted company respectively may not exercise the voting rights on the shares held in excess of such thresholds; such shares must be sold within 12 months.

     If anyone holds an interest exceeding 2% of the share capital of a listed company, such listed company or any entity controlling such listed company may not acquire an interest exceeding 2% of the share capital of a listed company controlled by said holder. If the foregoing limit is exceeded, the holder who last exceeded the foregoing limit or both the holders, if it is not possible to ascertain which holder exceeded such limit last, may not exercise the voting right related to the shares exceeding the foregoing limit. Such limits are not applicable in case of a tender offer for acquiring at least 60% of the ordinary shares of a listed company. For a description of the limitation on cross-ownership between a company and its subsidiaries, see «Purchase by Eni SpA of its Own Shares».

     Under Decree No. 58, any agreement, in whatever form, intended to regulate the exercise of voting rights in a listed company or in the companies controlling a listed company, together with any of its subsequent amendments, renewal or termination, must be (i) notified to Consob, within five days from its execution; (ii) disclosed to the public through the publication, in summary form, in one Italian newspaper having general circulation, within ten days from its execution; and (iii) deposited in the Companies’ Register of the place where such listed company has its registered office within 15 days from its execution.

     The same requirements also apply to agreements, in whatever form, that (a) impose an obligation of prior consultation for the exercise of voting rights in a listed company and in its controlling companies; (b) contain undertakings limiting the transferability of shares and other securities granting rights for the acquisition or subscription of shares; (c) provide for the acquisition of the shares and securities; and (d) contemplate or cause the exercise, also in association with other persons, of dominant influence over the listed company that issued the shares and its controlled entities.

     In the event the obligations set out above are not completely satisfied, then the agreement is ineffective and the voting rights connected to the relevant shares may not be exercised. In case of violation of such limitation imposed on the voting rights, a resolution can be challenged if such resolution would have not been approved without the vote of such shares.

     If the parties have agreed upon the duration of the agreement, such duration cannot exceed three years. In absence of agreement, each party to the agreement can withdraw from such an agreement by giving a six month notice.

     In accordance with Law No. 287 of October 10, 1990, any acquisition of sole or joint control over a company that would create or strengthen a dominant position in the domestic market in a manner that eliminates or significantly reduces competition is prohibited. However, if the acquiring party and the company to be acquired operate in more than one EU member state and together exceed certain revenue thresholds, the antitrust approval of the acquisition falls within the exclusive jurisdiction of the European Commission.

     Shareholders’ Meetings

     Registered shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Each holder is entitled to cast one vote for each share held. Votes may be cast personally, by proxy or by mail, in accordance with applicable regulations. Meetings are called by Eni SpA’s Board of Directors when required or deemed necessary, or on request of shareholders representing at least 10% of outstanding shares, who must provide an agenda of the matters to be discussed to the Chairman of the Board of Directors. Meetings may also be called, (i) by the Board of Statutory Auditors or (ii) by two Auditors, provided that such call has been notified in advance.

     Ordinary shareholders’ meetings must be convened at least once a year. At these ordinary meetings, shareholders approve the financial statements, resolve upon dividend distribution, if any, may appoint Directors and Statutory Auditors, determine their remuneration and vote on the liability of Directors and Statutory Auditors and any business submitted by the Directors. Extraordinary meetings of shareholders may be called to pass upon proposed amendments to the by-laws, capital increases, mergers, consolidations, demerger, issuance of debentures, appointment of liquidators and similar extraordinary actions. The notice of a shareholders’ meeting generally specifies two meeting dates («calls») and because Eni SpA is listed such notice may specify three calls for extraordinary shareholders’ meetings.

     The attendance quorum required for a valid shareholder action at an ordinary meeting on first call is 50% or more of the outstanding shares, while on second call there is no attendance quorum requirement. At a duly called ordinary meeting, in both first and second calls, resolutions may be approved by a simple majority of the shares represented at the meeting.

     The attendance quorum required for a valid shareholder meeting at an extraordinary meeting is more than 50% of the outstanding shares on first call, while on second call the attendance quorum is more than 1/3 of the Shares outstanding and on third call the attendance quorum is more than 1/5 of the shares outstanding. On first, second and third call, resolutions may be approved by a majority of 2/3 of the Shares represented at the shareholders meeting.

     The financial statements of Eni SpA are submitted for approval to the annual shareholders’ meeting, which must be convened within six months after the end of the financial year. Shareholders are informed of all meetings to be held by publication of a notice in the Gazzetta Ufficiale and in at least one Italian newspaper of general circulation at least 30 days before the date fixed for the meeting. Under current legislation, the reports and proposals of the Board of Directors to the shareholders meeting for any item on the agenda of the meeting and the financial statements to be submitted to the shareholders’ approval, shall be deposited at the Shareholders disposal at the Company’s registered office and at Borsa Italiana. For a description on new regulations regarding extraordinary shareholders’ meeting under Decree No. 58, see «—Minority Protection Provisions».

     Admission to the meeting is granted to shareholders who requested the notification of attendance pursuant to article 34 of Consob Deliberation No. 11768 of December 23, 1998, at least five days prior to the date of the meeting on first call. For a description of the procedures to be followed by Beneficial Owners of ADRs to attend shareholders’ meetings and exercise voting rights with respect to underlying Shares, see «Description of American Depositary Receipts—Voting of Deposited Securities». Beneficial Owners of Shares held with Monte Titoli need only to instruct the relevant banks associated with Monte Titoli which hold their accounts to procure admission tickets and proxy forms.

     Pursuant to Legislative Decree No. 213 dated June 24, 1998, Eni SpA’s shares have been «dematerialized» (the shares are not longer incorporated in a certificate). Therefore for the exercise of the rights connected to outstanding Shares not yet dematerialized, Shareholders must first deliver such shares to a financial intermediary associated with Monte Titoli.

     Shareholders may appoint proxies by completing the form attached to the admission ticket. Directors, Statutory Auditors, auditors and employees of Eni SpA or of controlled companies, as well as controlled companies, banks and Monte Titoli may not be appointed proxies. Any one proxy may not represent more than 200 shareholders of Eni SpA. A proxy may be appointed for a single meeting, including the first, second and third call thereof. The by-laws of Eni SpA provide for voting by mail. There are no limitations arising under

Italian law or the by-laws of Eni SpA on the right of non-resident or foreign persons to hold or vote the Shares other than limitations that apply generally to all shareholders.

     Rules relating to proxies are established by Decree No. 58 and the related Consob Regulation No. 11971 dated May 14, 1999. Accordingly whereby (i) proxies may be solicited, collected or exercised by banks, investment firms and shareholders’ associations, (ii) proxies may be granted only in respect of shareholders’ meetings that have been called and (iii) proxies may be limited to voting on particular proposals. Decree no. 58 also allows companies to implement vote by mail procedures and establishes new regulations relating to, among other things, takeovers, cross-shareholdings, shareholders’ agreements and saving shares.

     Meetings of Eni’s shareholders are conducted according to the «Eni SpA’s Shareholders’ Meeting Regulation» as approved by the Ordinary Shareholders’ Meeting of Eni on December 4, 1998.

     Subscription Rights

     New shares may be issued pursuant to a resolution of shareholders at an extraordinary meeting. Under Italian law, shareholders have a preemptive right to subscribe for new issues of shares and debentures convertible into shares in proportion to their respective shareholdings. Subject to certain conditions principally designated to prevent dilution of the rights of shareholders, this right may be waived or limited by resolution taken by an extraordinary shareholders’ meeting by the affirmative vote of more than 50% of the shares outstanding. Such percentage applies to all calls of the meeting.

     Liquidation Rights

     Under Italian law, subject to the satisfaction of the claims of all other creditors, shareholders are entitled to a distribution of the remaining liquidated assets of Eni SpA in proportion to the nominal value of their shares. Holders of savings shares and preferred shares, if foreseen by the by-laws, in the event such shares are issued by Eni SpA, are entitled to a preferred right to distribution from liquidation up to their nominal value. Thereafter, if there are surplus assets, ordinary shareholders rank equally in the distribution of such assets. Shares rank pari passu among ordinary shareholders in a liquidation.

     Purchase by Eni SpA of its Own Shares

     Pursuant to Italian law, a company may purchase its own shares only pursuant to a prior authorization by a shareholders’ meeting, and must pay for such shares only out of distributable earnings and distributable reserves as reflected in the most recent financial statements approved by a shareholders’ meeting. The nominal value of shares so purchased, including shares held by subsidiaries, may not exceed 10% of such company’s share capital. Shares purchased in excess of such 10% limit must be resold within one year from the date of their purchase. Identical limitations apply to purchases of shares of a company by its subsidiaries. In order to increase shareholders’ value, Eni’s Ordinary Shareholders’ Meeting held on May 30, 2003 authorised the continuation of the share buy-back program for a period of 18 months from such date and up to 400 million ordinary shares, nominal value euro 1 each, for a total amount not exceeding 5.4 billion euro. The 400 million shares and the 5.4 billion thresholds take into account the number and amount of Eni shares purchased from the beginning of the buy-back program until May 29, 2003. At that date, Eni owned 224.2 million shares, equal to approximately 5.60% of Eni’s share capital, for a total amount of euro 3,082 million (corresponding to an average purchase price of euro 13.75 per share). The shares are to be purchased on the Telematico at a price no lower than their nominal value and no higher than 5% over the reference price recorded on the business day preceding each purchase.

     The following table summarizes the status of treasury shares held by Eni as of December 31, 2002:

	Numbers	Average		Share
	of shares	price	Total price	capital
Period	million	euro	million euro	%

2000	44.4	12.92	574	1.11
2001	110.0	13.58	1,494	2.75
2002	52.2	14.74	770	1.30
As of December 31, 2002	206.6	13.74	2,838	5.16

Material Contracts

     None.

Exchange Controls

     There are no exchange controls in Italy. Residents and non-residents of Italy may effect any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to the reporting, record-keeping and disclosure requirements described below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

     Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements an EU directive regarding the free movement of capital. Such legislation requires that transfers into or out of Italy of cash or securities in excess of euro 10 thousand be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) by residents or non-residents that effect such transfers directly, or by banks, securities dealers or Poste Italiane SpA (Italian Mail) that effect such transactions on their behalf. In addition, banks, securities dealers or Poste Italiane SpA effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for five years, which records may be inspected at any time by Italian tax and judicial authorities. Non-compliance with these reporting and record- keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Ufficio Italiano Cambi will maintain reports for a period of ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

Taxation

     The information set forth below is a summary only, and Italian, United States and other tax laws may change from time to time. Holders of shares and ADSs should consult with their professional advisors as to the tax consequences of their ownership and disposition of the shares and ADRs, including, in particular, the effect of tax laws of any other jurisdiction.

     Italian Taxation

     The following is a summary of the material Italian tax consequences of the ownership and disposition of shares or ADRs as at the date hereof and does not purport to be a complete analysis of all potential tax effects relevant to the ownership or disposition of shares or ADRs.

     Income tax

     The Italian tax system entitles domestic shareholders to benefit from a dividend tax credit equal to 56.25% of the gross amount of the dividends received. Pursuant to the reduction of income tax rate from 36% to 34% coming into force from January 1, 2003, pursuant to Law No. 289/2002, the tax credit will be equal to 51.51% of the gross amount of the dividend received with respect to distributions deliberated as from January 1, 2002.

     Both dividends and their related tax credit are included in the taxable income and the latter reduces the tax due at the shareholder’s level.

     The other topics of the tax regime may be summarised as follows:

in principle, the dividend tax credit may not exceed the amount of taxes paid at the distributing company level;

in order to permit the transfer to the shareholder of some tax incentives, avoiding at the same time possible distortions deriving from the enjoyment of a full dividend tax credit at shareholder level, a dual basket system has been introduced;

the distributing company must keep, in its tax return, formal record of the tax effectively paid— basket A— and of taxes deemed only virtually levied—basket B. This latter refers to taxes which, although never paid, are considered under the new Italian provisions as having been paid for special cases;

the distributing company is required to reduce the amounts recorded for both baskets, upon dividend distribution, even if the recipient is not entitled to take advantage from the dividend tax credit (i.e., foreign shareholders);

dividends derived from basket B entitles a shareholder to a limited dividend tax credit that cannot be claimed for refund and/or carried forward.

     Resident individuals owning less than 2% of the outstanding shares not related to the conduct of a business may elect for a substitute tax of 12.5% withheld at the source by the dividend paying agent. This being the case, the dividend is not to be included in the individual’s tax return.

     The same substitute tax is withheld when dividend is paid to pension funds and to certain real estate investment funds. Entities exempt from IRPEG (company income tax) are subject to the substitute tax at the rate of 27%.

     Dividend paid to non residents are subject to the same substitute tax levied at source by the dividend paying agent at the rate of 27%.

     Up to four-ninths of the tax withheld might be recovered by a non-resident shareholder from the Italian Tax Authorities upon provision of evidence of full payment of income tax on such dividend in his country of residence in an amount at least equal to the total refund claimed.

     Such substitute tax may be reduced under the tax treaty in force between Italy and the country of residence of the Beneficial Owner of the dividend. In order to obtain the treaty benefit (reduced substitute tax rate) at the same time of payment, the Beneficial Owner must file an application to the dividend paying agent chosen by the Depositary stating the existence of the conditions for the applicability of the treaty benefit, together with a certification issued by the foreign Tax Authorities stating that the shareholder is a resident of that country for treaty purposes.

     Based on the certification procedure required by the Italian Tax Authorities, the shareholder must obtain from the U.S. Internal Revenue Service (the «IRS») a certificate with respect to each dividend payment.

     The request for that certificate must include a statement, signed under penalties for perjury, to the effect that the shareholder is a U.S. resident individual or corporation, and does not maintain a permanent establishment in Italy, and must set forth other required information. The normal time for processing requests for certification by the IRS is normally about six to eight weeks.

     As an alternative to the direct application of the treaty benefit at the same time of payment, the foreign shareholder may provide for the filing of specific forms (certificate) with the Italian Tax Authorities, in order to obtain a refund of taxes withheld in excess of the withholding tax rate as provided for by the Treaty.

     It should be specified that Italy has concluded income tax treaties with approximately 60 foreign countries, including all EU member states, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East, and the Far East. Generally speaking, it should be noted that tax treaties are not applicable where the holder is a tax-exempt entity or, with few exceptions, a partnership or a Trust. For further details please refer to the relevant provisions set forth in the Italy-U.S. Tax Treaty.

     Under the income tax convention between the United States and Italy, dividends derived and beneficially owned by a U.S. resident who holds less than 10% of Eni SpA’s shares are subject to an Italian withholding or substitute tax at a reduced rate of 15%, provided that the dividends are not effectively connected with a permanent establishment in Italy through which the U.S. resident carries on a business or a fixed establishment in Italy through which such resident performs independent personal services.

     In the absence of such conditions, or where the mentioned documentation has not been provided by the Beneficial Owner, the dividend paying agent will deduct from the gross amount of the dividend the substitute tax at the statutory rate of 27%. The recipient will then be entitled to claim from the Italian Tax Authorities the difference («treaty refund») between the domestic rate and the treaty one.

     With respect to any dividend declared by the Company on or after July 1, 1998, pursuant to a change in Italian tax law as reflected in the Deposit Agreement, the Company will no longer be involved (i) in withholding amounts due by holders of ADSs to relevant taxing authorities in connection with any distributions relating to ADSs or (ii) in the procedures through which certain holders of ADSs may obtain tax rebates, credits, refunds or other similar benefits. Pursuant to the Deposit Agreement, the custodian and the Depositary have undertaken to use reasonable efforts to make and maintain arrangements to enable persons that are considered United States residents for purposes of applicable law to receive any rebates or tax credits (pursuant to treaty or otherwise) relating to distributions on the ADSs to which such persons are entitled. in addition, the Depositary has agreed to establish procedures to enable all holders to take advantage of any rebates or tax credits (pursuant to treaty of otherwise) relating to distributions on the ADSs to which such holders are entitled and to provide, at least annually, a written notice, in a form previously agreed to by the Company, to the holders of ADSs of any necessary actions to be undertaken by such Holders.

     Transfer tax

     As of January 1, 1998, Legislative Decree No. 435/97 has changed the previous rule introducing both new exemptions and new rates.

     In general terms, no Italian transfer tax is payable in the following cases:

•	contracts executed on regulated financial markets;

•	contracts concerning shares of non-listed companies, executed between non-resident persons and banks or other authorised intermediaries (provided that certain conditions are met);

•	contracts concerning listed shares even if not executed on regulated financial markets, between non-resident persons and banks or other authorized intermediaries or investment funds.

     The mentioned exemption from transfer tax does not entail the application of stamp duty or registration tax.

     To provide a more complete picture, transfer tax is currently payable at the following rates:

•	Euro 0.072 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs directly between the contracting parties or through intermediaries other than those listed below.

•	Euro 0.025 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs between private individuals and a bank or between private individuals through an intermediary, such as an exchange agent, a bank, a stock broker, or a SIM.

•	Euro 0.0061 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs between banks, exchange agents or SIMs.

     Capital Gains Tax

     Gains deriving from the sale of participations exceeding 2% of the voting rights or 5% of the share capital i.e. «substantial participations» are subject to a 27% substitute tax, while other gains are subject to a substitute tax at a 12.5% rate.

     For gains deriving from the sale of non substantial participations, two different systems may be applied at the option of the shareholder as an alternative to the filing of the tax return:

the so-called «indirectly managed investment» system (risparmio amministrato), based on which intermediaries acting as shares depositaries shall apply a substitute tax (12.5%) on each gain, on a cash basis. If the sale of shares generated a loss, said loss may be carried forward up to the fourth following year; and

the so-called «directly managed investment» system (risparmio gestito) which is applicable when the shares form part of a portfolio managed by an Italian asset management company. The accrued net profit of the portfolio is subject to a 12.5% substitute tax to be applied by the portfolio.

     Gains realized by non residents from non substantial participations in listed companies are deemed not to be realized in Italy and consequently are not subject to the capital gains tax.

     On the contrary, gains realized by non-residents from substantial participations even in listed companies are deemed to be realized in Italy and consequently they are subject to the capital gains tax.

     However double taxation treaties may eliminate the capital gains tax. Under the income tax convention between the United States and Italy, a U.S. resident will not be subject to the capital gains tax unless the shares or ADRs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed establishment available to a shareholder in Italy for the purposes of performing independent personal services. U.S. residents who sell shares may be required to produce appropriate documentation establishing that the above-mentioned conditions of non-taxability pursuant to the convention have been satisfied.

     Inheritance and Gift Tax

     Pursuant to Law No. 383 of October 18, 2001, Italian inheritance and gift tax on transfer of shares or ADRs by reason of death or donation has been abolished with respect to successions opened and to gifts made from October 25, 2001. Transfer of shares or ADRs, even if held outside Italy, by reason of donation are subject to the ordinary Italian transfer tax on the value of the gift exceeding 180.759,91 euro, only if the donee is not the spouse, a direct descendant or a relative up to the fourth degree of the donor.

     An anti avoidance rule has been provided by Law 383 for gift of assets (such as shares) which, if sold for consideration, would give rise to capital gain subject to substitute tax as per Decree No. 461 of November 21, 1997. In particular if the donee sells the shares for consideration within five years from the receipt thereof as gift, the substitute tax will apply on the capital gain determined as if the gift had never been given.

     United States Taxation

     The following is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of Shares or ADRs. This summary is addressed to U.S. Holders that hold Shares or ADSs as capital assets, and does not purport to address all material tax consequences of the ownership of Shares or ADSs. The summary does not deal with special classes of investors, such as tax-exempt entities, dealers in securities, traders in securities that elect to mark to market, certain insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of Eni SpA’s Shares, investors that hold Shares or ADSs as part of a straddle or a hedging or conversion transaction and investors whose «functional currency» is not the U.S. dollar.

     This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, (the «Code») its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, and which are subject to change (or changes in interpretation), possibly with retroactive effect. The summary is based in part on representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and foreign tax consequences to them of the ownership and disposition of Shares or ADSs.

     As used in this section, the term «U.S. Holder» means a beneficial owner of Shares or ADSs who or that is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     The discussion does not address any aspects of United States taxation other than federal income taxation. In particular, U.S. Holders are urged to confirm their eligibility for benefits under the income tax convention between the United States and Italy with their advisors and to discuss with their advisors any possible consequences of their failure to qualify for such benefits.

     In general, and taking into account the earlier assumptions, for the United States federal income tax purposes, U.S. Holders who own ADRs evidencing ADSs will be treated as owners of the underlying Shares. Exchanges of Shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

     Dividends

     Distributions paid on the shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of Eni SpA’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes, but will not be eligible for the dividends received-deduction generally allowed to corporations. To the extent that a distribution exceeds Eni SpA’s earnings and profits, it will be treated, first, as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the shares or ADSs, and thereafter as a taxable gain on the sale or exchange of shares or ADSs. A U.S. Holder will be subject to U.S. federal taxation, on the date of actual or constructive receipt by the U.S. Holder (in the case of Shares) or by the Depositary (in the case of ADSs) with respect to the gross amount of any dividends, including any Italian tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. Holder by the Italian tax authorities. If you are a noncorporate U.S. Holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs will be qualified dividend income. The amount of any dividend (or treaty payment) paid in lire will equal the U.S. dollar value of the lire received, calculated by reference to the exchange rate in effect on the date the distribution is includible in income, regardless of whether the lire are converted into U.S. dollars and U.S. Holders may recognize foreign currency gain or loss upon the disposition of such lire measured by the differences between such U.S. dollar value and the amount realized on such disposition. Such gain or loss will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

     Subject to certain conditions and limitations, Italian tax withheld from dividends will be treated as a foreign income tax eligible for credit against the U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.To the extent a refund of the tax withheld is available to a U.S. Holder under Italian law or under the income tax convention, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See «Italian Taxation—Income Tax,» above, for the procedures for obtaining a tax refund. For the purposes of computing the foreign tax credit, dividends paid on the Shares will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of «passive» or «financial services» income.

     Sale or Exchange of Shares

     In general, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes on the sale or exchange of Shares or ADSs equal to the difference between the U.S. Holder’s adjusted basis in the shares or ADSs (determined in U.S. dollars), as the case may be, and the amount realized on the sale or exchange (or if the amount realized is denominated in a foreign currency its U.S. dollar equivalent, determined at the spot rate on the date of disposition). Generally, such gain or loss will be treated as capital gain or loss if the Shares or ADSs are held as capital assets and will be a long-term capital gain or loss if the shares or ADSs have been held for more than one year on the date of such sale or exchange. Long-term capital gain of a non-corporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally subject to a maximum tax rate of 15% in respect of property held for more than one year. In addition, any such gain or loss realized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Documents on Display

     It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549 and at the SEC’s other public reference rooms in New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and in the website maintained by the SEC at www.sec.gov.

Item 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES OF MARKET RISK

     Eni operates internationally in the oil and natural gas, electricity generation, petrochemicals and oilfield services and engineering industries and is subject to exposure to market risks from changes in interest rates, foreign exchange rates and commodity prices.

     Derivative financial instruments are utilized by Eni to reduce these risks, as explained below.

     Eni’s treasury activities are managed primarily by two captive finance companies, operating in the Italian and international financial markets. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level by coordinating their operations with such finance companies.

     Eni SpA’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivatives transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee.

     Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring the tolerable risk level, the portfolio of financial instruments and market conditions.

     Eni does not enter into derivative transactions on a speculative basis.

     The Company has estimated its market risk exposure using sensitivity analysis. Market risk exposure has been defined as the change in fair value of derivative financial and commodity instruments and other financial instruments assuming a hypothetical 10 percent adverse change in market prices or rates. Fair value was determined using dealer quotes or appropriate pricing models. The interest rate used for periods shorter than one year is LIBOR/EURIBOR.

     The Company has applied the sensitivity analysis to derivative financial and commodity instruments and other financial instruments that are exposed to interest rate, foreign exchange rate and commodities price risk.

     The results of the sensitivity analysis are summarized below.

     Actual changes in market prices or rates may differ from hypothetical changes.

     Foreign Exchange Risks

     Eni’s operations are denominated in various foreign currencies and consequently Eni is exposed to exchange rate fluctuations that have an impact on its cash flows and financing activities. The Company’s exposure to foreign currency rates exists primarily with U.S. dollars versus euro.

     Eni enters into various types of foreign exchange contracts in managing its foreign exchange risk. The notional amount of these contracts is shown in Note 23 to the Consolidated Financial Statements. Eni uses «forward exchange contracts» primarily to hedge existing receivables and payables, including deposits and borrowings denominated in foreign currencies, and uses «currency options» to hedge expenses denominated in foreign currencies. Currency options, purchased in the over-the-counter market for a premium, provide Eni with the right to buy or sell an agreed amount of currency at a specified exchange rate at the end of a specified period normally two years.

     Based on the results of the sensitivity analysis, Eni’s estimated foreign currency market risk exposure related to net income as of December 31, 2002, was euro 121 million (euro 191 million at December 31, 2001). The sensitivity analysis excluded receivables, debt and securities which have a high degree of inverse correlation with the financial derivative instruments used to hedge them; these derivative instruments are not, however, material.

     Interest Rate Risk

     Debt and the existence of mismatches between assets and liabilities earning or paying fixed interests expose Eni to the risk of interest rate fluctuations.

     Eni enters into various types of interest rate contracts in managing its interest rate risk. The notional amount of these contracts is shown in Note 23 to the Consolidated Financial Statements.

     Eni enters into interest rate derivatives, particularly «interest rate swaps», to alter interest rate exposures arising from mismatches between assets and liabilities, to lower funding costs and to diversify sources of funding. Under interest rate swaps, Eni agrees with other parties to exchange, at specified intervals, the difference between interest amount calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates.

     Eni also uses «interest rate collars» to manage its interest rate risk. An interest rate collar is a combination of options that enables a predetermined interest rate band to be locked in. Eni also uses primarily zero-cost collars that do not require payment of an option premium. «Forward rate agreements» are generally used by Eni to offset changes in the rates of short and long-term floating-rate debt. Forward rate agreements settle in cash at a specified future date based on the differential between agreed interest rates applied to a notional amount.

     Based on the results of the sensitivity analysis, Eni’s estimated interest market risk exposure related to net income as of December 31, 2002 was euro 72 million (euro 9 million at December 31, 2001).

     Commodity Price Risk

     Eni enters into commodity-based derivative contracts to minimize the commodities price volatility in order to conform costs to revenues.

     Commodity-based derivative contracts are primarily used by the Refining and Marketing segment and consist of future contracts and over-the-counter market swaps related to crude oil and petroleum products.

     Futures contracts have little credit risk because they take place in regulated markets. Swap agreements do not contain margin requirements and are subject to the creditworthiness of counterparties, which are primarily major financial institutions.

     As shown in Note 23 to the Consolidated Financial Statements the amounts of derivative commodity contracts is not material. Eni’s commodity market risk exposure as of December 31, 2000, is also not material.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

Item 15. CONTROLS AND PROCEDURES

     Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) within 90 days of the filing date of this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

     In designing and evaluating our disclosure controls and procedures, our management, including the Chief Executive Officer and Chief Financial Officer,recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

     There were no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation.

Item 16. [RESERVED]

PART III

Item 17. FINANCIAL STATEMENTS

     Not applicable.

Item 18. FINANCIAL STATEMENTS

     See pages F-1 through F-79.

(a) Index to Financial Statements:

Page

Report of Independent Auditors	F-1
Report of Independent Auditors (Arthur Andersen SpA for year 2000)	F-2
Other Auditors’ Reports on the consolidated financial statements of certain major subsidiaries of Eni SpA (separate financial statements not included herein)	F-3
Consolidated Balance Sheets at December 31, 2001 and 2002	F-8
Consolidated Statements of Income for the years ended December 31, 2000, 2001 and 2002	F-9
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002	F-10
Supplemental Information for the years ended December 31, 2000, 2001 and 2002	F-12
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002	F-13
Notes to the Consolidated Financial Statements	F-14

Item 19. EXHIBITS

1.	By-laws as amended as of May 30, 2002

7.	Calculation of ROACE

8.	List of subsidiaries

     10.1 Other Auditors’ Reports on the financial statements of certain other subsidiaries of Eni SpA (separate financial statements not included herein)

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2003

Eni SpA /s/ FABRIZIO COSCO Fabrizio Cosco Title: Deputy Company Secretary

CERTIFICATION

I.     Vittorio Mincato, certify that:

1.	I have reviewed this annual report on Form 20-F (the «annual report») of Eni SpA, a company incorporated under the laws of Italy;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the «Evaluation Date»); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ VITTORIO MINCATO Vittorio Mincato Title: Managing Director and Chief Executive Officer

CERTIFICATION

I, Roberto Jaquinto, certify that:

1.	I have reviewed this annual report on Form 20-F (the «annual report») of Eni SpA, a company incorporated under the laws of Italy;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the «Evaluation Date»); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ ROBERTO JAQUINTO Roberto Jaquinto Title: The Group Senior Vice President for Administration

REPORT OF INDEPENDENT AUDITORS

To the Shareholders
of Eni SpA

     We have audited the accompanying consolidated balance sheets of Eni SpA and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended, all expressed in euro. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Snam Rete Gas SpA (60% owned), Italgas — Società Italiana per il Gas pA (44% owned), Saipem SpA (43% owned) and Eni Portugal Investment SpA (100% owned) which statements, in the aggregate, reflect total assets of 21 and 20 percent of the related consolidated totals as of December 31, 2002 and 2001, respectively, and total revenues of 13 and 11 percent of the related consolidated totals for the years ended December 31, 2002 and 2001, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Snam Rete Gas SpA, Italgas — Società Italiana per il Gas pA, Saipem SpA and Eni Portugal Investment SpA, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eni SpA and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with the Italian law governing consolidated financial statements and generally accepted accounting principles in Italy.

     The consolidated statements of income, of cash flows and of changes in shareholders’ equity of Eni SpA and its subsidiaries for the year ended December 31, 2000, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those consolidated statements in their report dated April 6, 2001.

     The accounting principles referred to above vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in euro for the years ended December 31, 2002 and 2001, and the determination of consolidated shareholders’ equity also expressed in euro at December 31, 2002 and 2001, to the extent summarized in Note 28 to the consolidated financial statements.

PricewaterhouseCoopers SpA

Rome, April 29, 2003

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY
ARTHUR ANDERSEN SpA AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN SpA

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Eni SpA:

     We have audited the accompanying consolidated balance sheets of Eni SpA (an Italian corporation) and subsidiaries (the «Company») as of December 31, 1999 and 2000, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2000, expressed in million of Euro. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, prepared in accordance with generally accepted accounting principles in Italy, and which reflect total assets of 15% and 19% as of December 31, 1999 and 2000, respectively, and revenues of 11%, 11% and 9% for the years ended December 31, 1998, 1999 and 2000, respectively, of the consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of the subsidiaries referred to above to generally accepted accounting principles in the United States) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eni SpA and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in Italy.

     The accounting practices of the Company used in preparing the accompanying financial statements conform with accounting principles generally accepted in Italy, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of net income and shareholders’ equity to U.S. generally accepted accounting principles are set forth in Notes 28, 29 and 30 of the Notes to the Consolidated Financial Statements.

Rome, Italy,
April 6, 2001

Arthur Andersen SpA

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Snam Rete Gas SpA

     We have audited the balance sheets of Snam Rete Gas SpA (an Italian corporation) as of December 31, 2001 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for each for the two periods then ended, expressed in euro (which financial statements are not included herein). Snam Rete Gas SpA, incorporated on November 15, 2000 and operating since July 1, 2001, date of the contribution by Snam SpA (now Eni SpA Divisione Gas & Power) of the business related to natural gas transportation, dispatching and regasification services, has ended its first financial period on December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Snam Rete Gas SpA as of December 31, 2001 and 2002, and the results of their operations, and their cash flows for each of the two periods then ended and in conformity with generally accepted accounting principles in Italy.

     In the current and past periods the Company has made certain provisions, essentially related to depreciation exceeding that computed on the basis of useful life of tangible assets, exclusively for tax purposes. The effects originating from this accounting treatment are described in the explanatory notes.

Milan, Italy
March 28, 2003

Deloitte & Touche Italia SpA
(A former member firm of Andersen Worldwide.
Deloitte & Touche Italia SpA has entered into an
agreement to associate with Deloitte & Touche SpA)
Piergiulio Bizioli
Partner

INDEPENDENT AUDITORS’ REPORT
Italian statutory consolidated financial statements

To the Stockholders
of Italgas — Società Italiana per il Gas p.A.

     We have audited the Italian statutory consolidated balance sheet of Italgas — Società Italiana per il Gas pA and subsidiaries (the «Group») as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2002. These financial statements (not presented separately herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements represent assets constituting respectively 16% and 19% of the consolidated assets as of December 31, 2002 and 2001. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the Italian statutory consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Italgas — Società Italiana per il Gas pA and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2002, in conformity with the accounting principles governing the presentation of the consolidated statutory financial statements in Italy.

Turin, Italy
April 3, 2003

Reconta Ernst Young SpA

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Saipem SpA

     We have audited the consolidated balance sheets of Saipem SpA (an Italian corporation) (the «company») and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2000, expressed in Euro (not presented separately herein). These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which reflect total assets of 9% and 10% as of December 31, 1999 and 2000, respectively, and revenues of 16%, 23% and 18% for the years ended December 31, 1998, 1999 and 2000, respectively, of the consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in Italy which are consistent with those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saipem SpA and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with generally accepted accounting principles in Italy.

Milan, Italy
April 11, 2001

KPMG SpA

INDEPENDENT AUDITORS’ REPORT
Italian statutory consolidated financial statements

To the Stockholders
Saipem SpA

     We have audited the Italian statutory consolidated balance sheets of Saipem SpA and subsidiaries (the «Group») as of December 31, 2002 and 2001, and the related consolidated statements of income and retained earnings for each of the years in the two-year period ended December 31, 2002. These financial statements (not presented separately herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which represent respectively 4% and 13% of the consolidated assets and net sales as of December 31, 2002 and for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the Italian statutory consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saipem SpA and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations for each of the years in the two-year period ended December 31, 2002, in conformity with the accounting principles governing the presentation of consolidated statutory financial statements in Italy.

Milan, Italy
April 4, 2003

Reconta Ernst Young SpA

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of
Eni Portugal Investment SpA

1.	We have audited the balance sheets of Eni Portugal Investment SpA (an Italian corporation) as of December 31, 2001 and 2002, and the related statements of income, changes in stockholders’ equity and cash flows for each of the two periods then ended, expressed in euro (which financial statements are not included herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Eni Portugal Investment SpA as of December 31, 2001 and 2002, the results of their operations, and their cash flows for each of the two periods then ended in conformity with generally accepted accounting principles in Italy.

Rome, Italy
May 8, 2003

Deloitte & Touche Italia SpA
(A former member firm of Andersen Worldwide.
Deloitte & Touche Italia SpA has entered into an
agreement to associate with Deloitte & Touche SpA)
Gabriele Rosa
Partner

BALANCE SHEETS
(Amounts stated in million €)

	Note	Dec. 31, 2001	Dec. 31, 2002

		€	€
ASSETS
Current assets:
Cash and cash equivalents		1,390	3,265
Marketable securities	3	1,365	1,208
Receivables, net	4	13,654	13,530
Inventories, net:	5
Crude oil, natural gas and petroleum products		1,638	1,821
Chemical products		497	622
Work in progress on long-term contracts		267	184
Other		411	573
Total inventories		2,813	3,200
Accrued interest and other		444	573
Total current assets		19,666	21,776
Non-current assets:
Fixed assets, net of accumulated depreciation, amortization and writedowns	6	33,314	33,693
Receivables, net	4	2,678	2,500
Investments	7	3,012	2,779
Intangible assets	8	2,843	3,175
Other	9	1,223	1,885
Total non-current assets		43,070	44,032
Total assets		62,736	65,808
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	11	5,231	7,890
Current portion of long-term debt	11	1,233	980
Trade accounts payable		4,974	5,537
Advances		1,035	1,457
Taxes payable	10	2,355	1,791
Accrued expenses and other		3,624	3,937
Total current liabilities		18,452	21,592
Non-current liabilities:
Long-term debt	11	6,084	6,550
Reserve for employee termination indemnities		465	507
Reserves for contingencies	12	5,340	5,522
Deferred and other non-current income tax liabilities	12	2,621	2,611
Accrued expenses and other		585	675
Total non-current liabilities		15,095	15,865
Total liabilities		33,547	37,457
Minority interests		1,706	2,094
Shareholders’ equity:	13
Capital stock 4,001,814,026 fully paid shares nominal value 1 euro each (4,001,259,476 shares at December 31, 2001)		4,001	4,002
Reserves		17,799	20,500
Treasury shares		(2,068)	(2,838)
Net income for the year		7,751	4,593
Total shareholders’ equity		27,483	26,257
Total liabilities and shareholders’ equity		62,736	65,808

(The accompanying notes are an integral part of these consolidated financial statements)

STATEMENTS OF INCOME
(Amounts stated in million € except per Share and per ADS data)

	Note	2000	2001	2002

		€	€	€
Revenues:
Net sales from operations	14	47,938	48,925	47,922
Other income and revenues		905	921	1,080
Total revenues		48,843	49,846	49,002
Operating expenses:
Purchases, services and other	15	31,442	31,828	31,893
Payroll and related costs	16	2,786	2,851	3,103
Depreciation, amortization and writedowns	17	3,843	4,771	5,504
Operating income		10,772	10,396	8,502
Interest and other income (expense):
Financial income (expense) and exchange differences, net	18	64	(259)	(167)
Other income (expense) from investments	19	33	(216)	43
Total interest and other income (expense)		97	(475)	(124)
Income before extraordinary income (expense) and income taxes		10,869	9,921	8,378
Extraordinary income (expense) (a)	20	(512)	1,837	(29)
Income before income taxes		10,357	11,758	8,349
Income taxes	21	(4,335)	(3,530)	(3,127)
Income before minority interest		6,022	8,228	5,222
Minority interest in net income		(251)	(477)	(629)
Net income		5,771	7,751	4,593
Earnings per Share (based on the weighted-average number of shares outstanding for each period) (b)	22	1.44	1.98	1.20
Earnings per ADS (based on five Shares per ADS) (b)		7.22	9.91	6.00

(a)	Before income taxes.

(b)	Amount in euro.

(The accompanying notes are an integral part of these consolidated financial statements)

STATEMENTS OF CASH FLOWS
(Amounts stated in million €)

	2000	2001	2002

	€	€	€
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	5,771	7,751	4,593
Minority interest in net income	251	477	629
Depreciation and amortization	3,788	4,671	4,962
Writedowns (revaluations), net	130	571	591
Net change in other reserves	344	(323)	96
Net change in the reserve for employee termination indemnities	45	23	33
Loss (gain) on disposal of assets, net	(82)	(170)	(152)
Dividend income	(44)	(40)	(32)
Interest income	(535)	(493)	(322)
Interest expense	674	811	568
Unrealized exchange differences	48	67	(65)
Extraordinary expense (income), net	512	(1,837)	29
Income taxes	4,335	3,530	3,127
Cash generated from operating income before changes in working capital	15,237	15,038	14,057
(Increase) decrease:
— inventories	(523)	179	(209)
— accounts receivable	(2,025)	(21)	(925)
— accrued interest and other current assets	(33)	(89)	88
— trade and other accounts payable	932	(420)	555
— accrued expenses and other	57	154	(19)
Cash from operations	13,645	14,841	13,547
Dividends received	154	129	147
Interest received	491	455	164
Interest paid	(613)	(790)	(579)
Net extraordinary expense paid	(177)	(300)	(162)
Income taxes paid	(2,917)	(6,189)	(2,539)
Net cash provided from operating activities	10,583	8,146	10,578
CASH FLOWS FROM INVESTING ACTIVITIES
Investments:
— intangible assets	(1,090)	(1,304)	(1,205)
— fixed assets	(4,341)	(5,273)	(6,843)
— new consolidated subsidiaries and businesses	(596)	(2,662)	(1,043)
— investments	(2,887)	(420)	(272)
— securities	(2,774)	(441)	(61)
— financing receivables	(900)	(684)	(661)
— change in accounts payable in relation to investments and depreciation capitalized	46	(160)	193
	(12,542)	(10,944)	(9,892)

(The accompanying notes are an integral part of these consolidated financial statements)

STATEMENTS OF CASH FLOWS—(Continued)
(Amounts stated in million €)

	2000	2001	2002

	€	€	€
Disposals:
— intangible assets	14	8	77
— fixed assets	149	882	475
— consolidated subsidiaries and businesses	94	1,084	270
— investments	28	140	113
— securities	2,970	978	194
— financing receivables	670	1,333	234
— change in accounts receivable in relation to disposals	22	(35)
	3,947	4,390	1,363
Net cash used in investing activities	(8,595)	(6,554)	(8,529)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	3,184	636	2,145
Payments of long-term debt	(3,254)	(1,311)	(503)
Additions to (reductions of) short-term debt	191	141	2,094
	121	(534)	3,736
Payments to (by) minority shareholders	(5)	1,337	62
Sale (purchase) of additional interests in subsidiaries	(20)	943	(103)
Dividends to minority shareholders	(1,519)	(1,736)	(3,035)
Other	(574)	(1,494)	(770)
Net cash used in financing activities	(1,997)	(1,484)	(110)
Effect of change in consolidation area	2	25	57
Effect of exchange differences	39	13	(121)
Net cash flows for the year	32	146	1,875
Cash and cash equivalents at beginning of the year	1,212	1,244	1,390
Cash and cash equivalents at end of the year	1,244	1,390	3,265

(The accompanying notes are an integral part of these consolidated financial statements)

SUPPLEMENTAL INFORMATION
(Amounts stated in million €)

	2000	2001	2002

	€	€	€
Effect of investments in new consolidated subsidiaries and businesses
Non-current assets	1,978	7,262	1,245
Current assets	103	504	697
Net borrowings	(888)	(1,054)	125
Other liabilities	(413)	(2,307)	(844)
Net effect of investments	780	4,405	1,223
Transferred from equity investment	(36)	(1,215)	(4)
Minority interest and reserves	(135)
Purchase price	609	3,190	1,219
less: cash acquired	(13)	(528)	(176)
Cash from investments in consolidated subsidiaries	596	2,662	1,043
Effect of disposal of consolidated subsidiaries and businesses
Non-current assets	27	1,068	153
Current assets	57	185	53
Net borrowings	(14)	(184)	(16)
Other liabilities	(40)	(562)	(85)
Net effect of disposal	30	507	105
Gain (loss) on disposal	70	597	194
Minority interest and reserves		(19)	(6)
Selling price	100	1,085	293
less: cash conferred	(6)	(1)	(23)
Cash flow on disposal	94	1,084	270

(The accompanying notes are an integral part of these consolidated financial statements)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts stated in million E)

						Former
		Legal	Reserve for	Reserve	Distributable	Agip SpA
	Share	reserve of	treasury	from	reserve of	reserves	State	Consolidation
	capital	Eni SpA	shares	mergers	Eni SpA	reconstituted	grants	reserves

Balance at December 31, 1999	4,133	278			1,265	103	65	6
Dividends distribution (euro 0,181 per Share)
Allocation of 1999 net income		112			590
Increase in share capital	—
State grants							4
Adjustment to legal reserve to one-fifth of share capital		437
Authorization to repurchase of shares			3,400				(11)
Shares repurchased
Exchange differences arising on the translation of foreign currency financial statements
Other changes
Net income for the year
Balance at December 31, 2000	4,133	827	3,400		1,855	103	58	6
Dividends distribution (euro 0.212 per Share)
Allocation of 2000 net income					1,658
Shares repurchased
Conversion of the share capital from italian lire to euro	(132)	132
Excess of value of net assets over acquisition cost of equity investments								25
State grants							4
Exchange differences arising on the translation of foreign currency financial statements
Other changes
Net income for the year
Balance at December 31, 2001	4,001	959	3,400		3,513	103	62	31
Dividends distribution (euro 0.75 per Share)					(757)
Allocation of 2001 net income					3
Increase of reserve for shares granted to employees article 2349 civil code					(2)
Authorization to repurchase shares			2,000		(2,000)
Reserve from mergers				1,390
Share repurchased
Share issued under stock grant plan	1
Exchange differences arising on the translation of foreign currency financial statements
Other changes
Net income for the year
Balance at December 31, 2002	4,002	959	5,400	1,390	757	103	62	31

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Reserve for
	shares
	granted to	Reserve		Loans	Cumulative
	employees	article 13		serviced	translation
	article 2349	Law Decree	Reserve	by the	adjustment	Treasury	Retained	Net income
	civil code	124/1993	Law 292/93	Government	reserve	shares	earnings	for the year	Total

Balance at December 31, 1999	—		3,826	8	674		5,183	2,857	18,398
Dividends distribution (euro 0,181 per Share)								(1,446)	(1,446)
Allocation of 1999 net income	2						707	(1,411)
Increase in share capital			—
State grants				(4)
Adjustment to legal reserve to one-fifth of share capital			(437)
Authorization to repurchase of shares			(3,389)
Shares repurchased						(574)			(574)
Exchange differences arising on the translation of foreign currency financial statements					237				237
Other changes							15		15
Net income for the year								5,771	5,771
Balance at December 31, 2000	2			4	911	(574)	5,905	5,771	22,401
Dividends distribution (euro 0.212 per Share)								(1,664)	(1,664)
Allocation of 2000 net income	1						2,448	(4,107)
Shares repurchased						(1,494)			(1,494)
Conversion of the share capital from italian lire to euro
Excess of value of net assets over acquisition cost of equity investments									25
State grants				(4)
Exchange differences arising on the translation of foreign currency financial statements					451				451
Other changes							13		13
Net income for the year								7,751	7,751
Balance at December 31, 2001	3				1,362	(2,068)	8,366	7,751	27,483
Dividends distribution (euro 0.75 per Share)								(2,119)	(2,876)
Allocation of 2001 net income							5,629	(5,632)
Increase of reserve for shares granted to employees article 2349 civil code	2
Authorization to repurchase shares
Reserve from mergers		1					(1,391)
Share repurchased						(770)			(770)
Share issued under stock grant plan	(1)
Exchange differences arising on the translation of foreign currency
financial statements					(2,125)				(2,125)
Other changes							(48)		(48)
Net income for the year								4,593	4,593
Balance at December 31, 2002	4	1			(763)	(2,838)	12,556	4,593	26,257

     (The accompanying notes are an integral part of these consolidated financial statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1) General

     Eni SpA and its subsidiaries («Eni») together constitute a fully integrated company operating in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni SpA is the successor entity to Ente Nazionale Idrocarburi, which was established in 1953 as public statutory body to act as Italy’s national oil and gas company. In July 1992, in connection with the privatization program of the Italian Government (the «Government»), the public statutory body was converted into a joint stock company, with the Ministry of Economy and Finance (previously Ministry of Treasury, Budget and Economic Planning) of Italy as the sole shareholder. See Note14 «Shareholders’ equity» for further information regarding share capital.

2) Summary of significant accounting and reporting policies

Basis of presentation

     The consolidated financial statements of Eni have been prepared in accordance with Eni’s group accounting policies which are in accordance with principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri or, in the absence thereof and if applicable, the International Accounting Standards Board. In the absence of indications in said principles, particularly related to the application of the Unit of Production and Production Sharing Agreement methods of accounting, specific criteria for hydrocarbons exploration and production applied internationally have been followed (collectively, «Italian GAAP»). Italian GAAP differ in certain respects from generally accepted accounting principles in the United States («U.S. GAAP»). A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 27 and 28. The financial statements have been reformatted from the original Italian statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the U.S. Securities and Exchange Commission (the «SEC»). Reclassifications concerned essentially a different aggregation of certain items that were distinguished between current and non-current, as well as the recording as a decrease in net borrowings of implicit interests and the reclassification as a decrease in net equity of treasury shares purchased, items that in the original Italian statutory financial statements are classified as current assets and fixed assets, respectively.

Principles of consolidation

     The consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies controlled by Eni SpA, directly or indirectly, either by holding the majority of the voting rights or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings. The consolidated financial statements also include, on a proportional basis, the accounts of companies controlled jointly with other partners, except for joint ventures which are accounted for under the equity method. The effects of proportionate consolidation are not material. Insignificant subsidiaries, companies held exclusively for sale and companies in liquidation, if their exclusion does not result in a misrepresentation of the company’s financial condition and consolidated results, are not included in the scope of consolidation. The effects of these exclusions on the whole, are not material. Companies excluded from consolidation are accounted for under the equity method or cost basis as described below under the heading Investments.

Investments

     Investments in non-consolidated subsidiaries excluded from the consolidation process and in companies where Eni SpA has a 20% to 50% investment, if material, are accounted for using the equity method. Other investments are recorded at cost, adjusted for permanent impairment in value.

Sales of stakes in consolidated subsidiaries

     Gains or losses on sales of stakes in consolidated subsidiaries are recorded in the income statement for the amount corresponding to the difference between proceeds from the sale and the divested stake of net equity.

Fiscally driven entries and intercompany transactions

     The statutory financial statements reflect certain tax-driven entries. The effects of the tax-driven entries and all intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation

     Assets and liabilities of foreign consolidated companies have been translated at exchange rates ruling at year-end. Equity accounts of foreign consolidated companies are translated using the historic exchange rates. Income statement accounts of foreign consolidated companies are translated at the average rates for the period. Related translation adjustments are reported as a component of shareholders’ equity. Financial statements of foreign subsidiaries which are translated into euro are denominated in their functional currencies.

     Monetary assets and liabilities which are denominated in currencies other than the functional currency are translated into euro using the prevailing rate at the balance sheet date. All differences are recognized in earnings in the period.

Accounting principles

Cash and cash equivalents

     Eni considers cash and cash equivalents to be its cash on hand and on deposit with banks and short-term investments with original maturities of 90 days or less.

Marketable securities

     Marketable securities are stated at the lower of purchase cost or market value and are usually available for sale.

Inventories

     Inventories, except for those relating to contract work in progress, are stated at the lower of cost or market value. The cost of inventories of hydrocarbon (crude oil and natural gas) and petroleum products, representing 58%, and 57% of Eni’s inventories at December 31, 2001 and 2002, respectively, is substantially determined by the last-in, first-out (LIFO) method; the cost of inventories of the Petrochemicals segment, representing 18% and 19% of Eni’s inventories at December 31, 2001 and 2002, respectively, is generally determined by the average cost method.

     Contract work in progress, representing 9% and 6% of inventories at December 31, 2001 and 2002, respectively, is recorded using the percentage-of-completion method. Payments received in advance of construction are subtracted from inventories and any excess of such advances over the value of work performed is recorded as a liability. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is recorded at current exchange rates at year-end. Future losses that exceed the revenues earned are accrued for when the company becomes aware such losses will occur.

     The remaining inventories are determined, generally, by the average cost method.

Fixed assets

     Fixed assets are stated at cost as adjusted by revaluations in accordance with various Italian laws; revaluations are included in consolidated shareholders’ equity. Eni capitalizes interest on debt incurred in connection with specific projects. Cash requirements in excess of such debts are satisfied primarily through funds generated and contributed in the period of construction.

     Investment grants from Government agencies are recorded in a contra asset account when authorized, if all the required conditions have been met.Such grants are amortized over the useful life of the assets.

     Depreciation of fixed assets, except those related to exploration and production activities, is computed on the revalued cost, using the straight-line method by applying depreciation rates that are based on the estimated remaining useful lives of the fixed assets.

     Fixed assets are written down whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Eni calculates the writedown as the difference between the expected accumulated discounted cash flow and the book value of the asset.

     When the circumstances causing impairment cease to exist, Eni reverses previously recorded impairment charges net of depreciation.

     Renewals and improvements which extend asset lives are capitalized; maintenance and ordinary repairs are expensed as incurred.

Intangible assets

     Intangible assets are stated at cost, including interest on debt incurred in connection with specific projects as indicated previously for fixed assets.

     Goodwill is recorded as an asset when acquired for consideration and is amortized at constant rates in the periods of use, provided it is no longer than 20 years from the year of recording.

     Other intangible assets, except for those related to exploration and production activities, are amortized over the period of expected benefit. Intangibles are written down whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Eni calculates the writedowns as the difference between the expected accumulated discounted cash flow and the book value of the intangible assets. When the circumstances causing impairment cease to exist, Eni reverses previously recorded impairment charges net of amortization. However, goodwill and capitalized organizational costs are not revalued.

Exploration and Development activities

     Acquisition of mineral rights

     Costs associated with the acquisition of mineral rights, including reserves purchased in connection with such acquisition, are capitalized. Mineral rights can also include exploration permits, among other items. Mineral rights are amortized on a straight-line basis over the expected period of benefit. Capitalized costs associated with proved reserves are amortized on a Unit-of-Production («UOP») basis, while capitalized costs related to all other reserves are not amortized until classified as proved. Capitalized costs related to abandoned drilling programs are expensed.

     Exploration

     Costs associated with exploratory activities for oil and gas producing properties incurred to obtain information in order to characterize fields (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are recorded as intangible assets and amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes).

     Development

     Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas and are capitalized and amortized on a UOP basis. Costs related to unsuccessful developmental wells are expensed immediately as loss on disposal.

     Writedowns and revaluations of development costs are made on the same basis as those for fixed assets.

     Production

     Production costs are costs to operate and maintain wells and field equipment and are expensed as incurred.

     Abandonment

     Eni regularly accrues costs expected to be incurred with respect to eventual well abandonment, including costs associated with site restoration, on a unit of production basis.

Reserve for employee termination indemnities and other employee benefits

     Eni’s employees are eligible, immediately upon termination, for severance pay pursuant to Italian law. Eni accrues a reserve for such employee termination liabilities over the period of employment. The amount accrued at each balance sheet date reflects the aggregate liability for all eligible employees if terminated, net of applicable advances.

     In addition, Eni makes contributions to certain employee associations that provide medical and various other employee benefits to current employees. These plans are not administered by Eni and contributions are determined in accordance with the provisions of negotiated contracts with trade unions. Eni expenses the contributions to the associations in the periods in which they are made. Such amounts are not significant.

     Eni’s pension obligations relate only to operations outside Italy and are not significant.

Treasury shares

     Treasury shares are recorded at cost written-down for impairments in value as a reduction of shareholders’ equity. When the reasons for the impairment cease to exist, treasury shares can be revalued up to the original cost basis.

Recognition of revenues and costs

     Revenues from sales of products are recognized upon transfer of title. In particular, revenues are recognized:

1)	for natural gas, when the natural gas leaves Eni’s distribution network and is delivered to the customer;

2)	for crude oil, generally upon shipment;

3)	for petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment from Eni’s plants; and,

4)	for chemicals, generally upon shipment.

     In all instances where revenue is recognized upon shipment, all risk of loss has transferred to the buyer upon shipment.

     Revenues from natural gas and crude oil production from properties in which Eni has an interest together with other producers are recognized based on actual quantities produced and sold on Eni’s behalf (sales method). Differences between Eni’s net working interest volume and actual production volumes are not significant.

     Revenues related to long-term construction contracts are recognized using the percentage-of-completion method measured on the cost-to-cost basis. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues related to amounts in excess of the original contract price due to the incurrence of unanticipated additional costs (i.e. Eni claims against third parties), are recognized when it is probable that the claim will result in additional contract revenue and the amount of the claim can be reasonably estimated.

     Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.

     Eni is party to certain Production Sharing Agreements whereby taxes are settled by joint venture partners which are state-owned entities in the name and on behalf of Eni out of reserves produced. The Company records such income taxes owed by Eni but paid on its behalf in revenues and income tax expense.

Income taxes

     Deferred tax assets or liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are not recognized if ultimate payment is not deemed probable. Deferred tax assets are recognized when there is a reasonable expectation of their realization. Deferred tax liabilities are recorded in the «Non-current income tax liabilities» account, while deferred tax assets are recorded in «Other» (non-current assets). Deferred tax assets are offset against deferred tax liabilities if they relate to the same tax paying entity.

Derivatives

     With respect to interest rate, foreign exchange and price risks, Eni enters into derivative transactions to hedge specific transactions as well as net interest rate and foreign currency positions. See Note 23 for a description of Eni’s overall strategy and description of financial instruments utilized to mitigate market risk.

     The interest differentials to be received or paid on interest rate swaps, as well as interest differentials on interest rate collars, are charged to the income statement on an accrual basis. The interest differentials on forward rate agreements are recognized at the date of settlement of the contract and charged to the income statement on an accrual basis over the period hedged. Such interest rate differentials are recorded in «Accrued interest and other current assets» or «Accrued expenses and other» (current liabilities) as applicable until recognized in the income statement as «Financial expense and exchange differences, net».

     Foreign exchange hedge derivatives (swaps, futures, options, etc.) are valued at the spot rate at year-end and the related gains and losses are recorded in income as exchange gain and loss. Premiums or discounts are accrued over the life of the contract and classified as exchange differences. With reference to options, the premiums paid are recorded as «Marketable securities» or «Other assets», depending on the maturity of the contract.

     The gains on price risk hedge derivatives (interest rate swaps, futures and swaps) are recorded in income to the extent of writedowns of hedged assets; losses are recorded in income if necessary to adjust the hedged assets to the value attributed to it by the derivative when they are incurred, consistent with the evaluation of the hedged assets. The gains and losses are classified consistently with the classification of the sale of the hedged asset.

Environmental expenditures

     Environmental expenditures are made in order to prevent, reduce, repair or control the environmental impact of production activities. Environmental expenditures that improve or extend the useful lives and increase the capacity or safety of fixed assets are capitalized in the appropriate fixed asset accounts. Ongoing environmental compliance costs are expensed as incurred. Reserves for environmental contingencies are established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Restructuring costs

     The costs of redundancy incentives are accrued when a workforce reduction program is defined and the conditions precedent for its implementation have been satisfied. Such charges are recorded as extraordinary items. Restructuring charges also include the costs of closures of facilities and asset impairments.

Research and development costs

     Research and development costs are generally expensed as incurred.

     For the years ended December 31, 2000, 2001 and 2002, total research and development costs were euro 234 million, euro 203 million and euro 175 million, respectively.

Statements of cash flows

     The cash flow statements are prepared in accordance with International Accounting Standards, using the indirect method.

     Unless otherwise indicated, all monetary amounts in the financial statements and in these notes are presented in millions of euro, except share, per share, ADS and per ADS data.

Reclassification of financial statements

     Starting from 2002 the item «Cash» has been renamed «Cash and cash equivalents», and includes cash and, in addition, marketable securities and current financing receivables with original maturities of less than 90 days. Accordingly, marketable securities and current financing receivables for the year 2001 have been reclassified for euro 11 and 74 million, respectively.

3) Marketable securities

     Marketable securities consist of the following:

	Net value at	Net value at
	Dec. 31, 2001	Dec. 31, 2002

Investments	3
Other securities:
— Italian treasury bonds	1,035	907
— other	327	301
	1,362	1,208
	1,365	1,208

     Other securities of euro 1,208 million decreased by euro 154 million primarily due to divestments by Eni SpA (euro 135 million). On December 31, 2002 the due dates of other securities is the following:

	Net value at	Net value at
	Dec. 31, 2001	Dec. 31, 2002

within 12 months	208	141
within 5 years	965	882
beyond 5 years	189	185
	1,362	1,208

     Securities for euro 489 million are considered coverage of technical reserves of Padana Assicurazioni SpA (euro 436 million at December 31, 2001).

4) Receivables

     Receivables by type and due date consist of the following:

		Dec. 31, 2001			Dec. 31, 2002
	Current	Non-current	Total	Current	Non-current	Total

			(million E)
Trade:
— customers	8,589	90	8,679	8,656	161	8,817
— other	560		560	273		273
	9,149	90	9,239	8,929	161	9,090
Financing	1,221	1,638	2,859	1,340	1,286	2,626
Other	3,284	950	4,234	3,261	1,053	4,314
	13,654	2,678	16,332	13,530	2,500	16,030

     «Trade» receivables of euro 9,090 decreased by euro 149 million. This decrease relates primarily to the effect of exchange rate differences on the translation of financial statements prepared in foreign currencies (euro 228 million).

     «Financing» receivables of euro 2,626 million are comprised almost entirely of loans made for operating purposes of euro 2,624 million (euro 2,859 million at December 31, 2001 included only loans made for operating purposes). Loans made to affiliates are granted primarily by the Exploration & Production segment (euro 686 million) and Gas & Power segment (euro 1,744 million). The euro 233 million decrease relates primarily to the effect of exchange rate differences on the translation of financial statements prepared in foreign currencies (euro 424 million) and to the consolidation of Polimeri Europa SpA (euro 216 million); this decrease is offset in part by a loan made to an affiliated company, EnBW Eni Verwaltungsgesellschaft mbH, for the acquisition of Gasversorgung Süddeutschland GmbH (euro 264 million).

     Repayment of financing receivables of euro 38 million (euro 267 million at December 31, 2001) is contingent upon the outcome of financed activities, while a portion of the loans may be converted into capital.

     «Other» receivables of euro 4,234 and 4,314 as at December 31, 2001 and 2002, respectively, consist of the following:

	Dec. 31, 2001	Dec. 31, 2002

Accounts receivable from:
— Italian tax authorities related to:
• income tax credits	1,435	973
• value added tax (VAT)	212	383
• interest on tax credits	276	317
• other	50	113
— joint venture operating partners in exploration and production	602	758
— foreign tax authorities	176	314
— insurance companies	296	276
— Italian governmental entities	160	202
— receivables from affiliates	67	27
Prepayments for services	95	174
Other receivables	865	777
	4,234	4,314

     Accounts receivable from Italian tax authorities for tax credits do not include tax credits generated in 1988, and applicable interest, for which Eni companies have filed formal appeals (mainly Eni SpA for euro 104 million and euro 107 million at December 31, 2001 and 2002, respectively). These receivables have been written-off pending the final outcome of the appeal. The decrease in income tax credits of euro 462 million is directly attributable to the use of such credits to offset current tax liabilities.

     The interest rate applicable to tax credits has been 2.5% for each six month period from January 1, 1997.

     Approximately 45% of Eni’s non-current receivables at December 31, 2002 were denominated in currencies other than the euro (53% at December 31, 2000).

     Eni did not have any significant concentration of credit risk as of December 31, 2001 and 2002.

     The above amounts are net of the allowance for doubtful accounts, which amounts to euro 875 million, 1,277 million and 928 million at December 31, 2002, 2001 and 2000, respectively. The evolution of the allowance in the past three years is as follows:

	Amount
	at the
	beginning			Other	Year-end
	of the year	Additions	Deductions	changes	amount

	(million €)
Dec. 31, 2000	929	69	(82)	12	928
Dec. 31, 2001	928	90	(77)	336	1,277
Dec. 31, 2002	1,277	111	(106)	(407)	875

     Other changes for the year ended December 31, 2002 of euro 407 million related primarily to the elimination of a portion of the allowance for doubtful accounts, which was accrued by Enichem in relation to receivables from previously unconsolidated investments, as a result of the mergers of these same investments, which are Bormia SpA (in liquidation) (euro 203 million), Pertusola Sud SpA (in liquidation) and Mineraria Campiano SpA (in liquidation) (the latter two amounting to euro 177 million), into Enichem SpA.

5) Inventories

	Dec. 31, 2001					Dec. 31, 2002

	Crude oil,		Work in			Crude oil,		Work in
	gas and		progress			gas and		progress
	petroleum	Chemical	long-term			petroleum	Chemical	long-term
	products	products	contracts	Other	Total	products	products	contracts	Other	Total

	(million €)
Raw and auxiliary materials and consumables	719	147		405	1,271	460	187		372	1,019
Products being processed and semi-finished products	57	18		2	77	64	17		4	85
Work in progress on long-term contracts			152		152			184		184
Finished products and goods	862	332		4	1,198	1,293	418		87	1,798
Advances			115		115	4			110	114
	1,638	497	267	411	2,813	1,821	622	184	573	3,200

     Oil and petroleum products inventories of euro 595 million represent certain minimum quantities required by law (euro 548 million at December 31, 2001) and natural gas inventories of euro 39 million represent strategic stock (the same amount at December 31, 2001), both «compulsory stock».

     Natural gas inventories valued at euro 571 million are used to satisfy peak demand (euro 401 million at December 31, 2001).

     The excess of market value over the book value of crude oil, petroleum products and purchased natural gas at year-end is euro 1,375 million (euro 781 million at December 31, 2001). The euro 594 million increase is primarily due to the recovery in international oil prices.

     The above amounts are net of the valuation allowance amounting to euro 108 million, 159 million and 106 million at December 31, 2002, 2001 and 2000, respectively. The evolution of the allowance in the past three years is as follows:

	Amount
	at the
	beginning			Other	Year-end
	of the year	Additions	Deductions	changes	amount

	(million €)
Dec. 31, 2000	93	28	(6)	(9)	106
Dec. 31, 2001	106	61	(1)	(7)	159
Dec. 31, 2002	159	47	(60)	(38)	108

6) Fixed assets

									Accumulated
					Change	Exchange			depreciation and
	Net value at				in scope of	rate	Other	Net value at	writedowns at
	Dec. 31, 2001	Additions	Depreciation	Writedowns	consolidation	differences	changes	Dec. 31, 2002	Dec. 31, 2002

	(million €)
Buildings	1,796	63	(91)	(19)	112	(33)	(67)	1,761	1,543
Plant and machinery	23,996	1,822	(3,242)	(195)	592	(1,689)	2,781	24,065	35,733
Industrial and commercial equipment	481	124	(120)	(1)	6	(52)	3	441	1,194
Other assets	232	79	(90)	(1)	24	(13)	47	278	781
Fixed assets in progress and advances	6,809	4,755		(254)	30	(823)	(3,369)	7,148	449
	33,314	6,843	(3,543)	(470)	764	(2,610)	(605)	33,693	39,700

     Capital expenditures of euro 6,843 million (euro 5,273 million in 2001) primarily relate to the Exploration & Production segment (euro 4,675 million), Gas & Power segment (euro 1,185 million), Refining & Marketing segment (euro 476 million). Additional information on capital expenditures is included in the «Operating Review» of the «Report of the Directors».

     Depreciation rates used are as follows:

(%)
Buildings	3-10
Plant and machinery:
— pipelines, distribution networks and related plant and machinery	2-5
— other plant and machinery	4-25
Industrial and commercial equipment	10-25

     Writedowns of euro 470 million concern primarily the Exploration & Production segment (euro 332 million) and the Petrochemical segment (euro 128 million).

     Writedowns in the Exploration & Production segment relate primarily to the results of impairment tests performed on proved and unproved properties mainly in fields in the North Sea, Venezuela and The Gulf of Mexico due to revisions in estimates of reserves, while writedowns in the Petrochemicals segment relate primarily to the results of impairment tests performed on fixed assets in elastomer production plants mainly in Europe in light of expected decreases in future returns on sales of elastomer products.

     The changes in scope of consolidation related to the purchases and sales of companies during the year as well as to the consolidation of previously unconsolidated investments. The euro 764 million amount concerns in particular the consolidation of Polimeri Europa SpA and its subsidiaries (euro 540 million) and the purchase of Bouygues Offshore SA (euro 183 million).

     On July 9, 2002, Eni, through its subsidiary Saipem SpA, purchased a 50.8% interest in the French company Bouygues Offshore from its parent company Bouygues Construction. Subsequently Eni launched a public tender offer for the remaining shares held by the public which were traded in the French and U.S. markets at the same cash price of 60.08 euro per share paid to Bouygues Construction for its majority interest. The purchase price paid for the acquisition of 100% of Bouygues amounted to euro 1,006 million. In conjunction with the purchase price allocation, Eni recorded goodwill of euro 820 million.

     Other changes of euro 605 million related in particular to: (i) the divestment of assets in the amount of euro 401 million, which comprised primarily Eni’s interests in certain hydrocarbons fields located mainly in the North Sea, Italy and Qatar in accordance with the Company’s strategy of rationalization of its portfolio of mineral assets. Eni received cash consideration of euro 390 million and recorded a net gain of euro 92 million; and (ii) the divestment of certain businesses in the amount of euro 226 million, the most significant of which relates to the conferral of Eni’s Priolo refinery in Sicily to the newly established Erg Raffinerie Mediterranee. Assets with a net value of euro 100 million were conferred in exchange of a stake of 28% in Erg Raffinerie Mediterranee. Eni and Erg hold put and call options at a set price expiring in 2006 on Eni’s 28% stake. See also Note No. 23 Commitments and contingencies — Other commitments.

     Monetary revaluations included in the gross and net value of fixed assets, amount to euro 1,179 and 64 million, respectively (euro 1,295 million and 112 million respectively at December 31, 2001).

     At December 31, 2002 fixed assets have been pledged for euro 489 million primarily as collateral on debt incurred by Eni (euro 240 million at December 31, 2001). The euro 249 million increase relates primarily to the consolidation of Polimeri Europa SpA (euro 219 million).

Fixed assets by segment

	Dec. 31, 2001	Dec. 31, 2002

Fixed assets, gross:
— Exploration & Production	38,667	38,534
— Gas & Power	15,867	16,467
— Refining & Marketing	9,083	8,172
— Petrochemicals	4,458	6,438
— Oilfield Services and Engineering	2,805	3,447
— Other activities	241	335
	71,121	73,393
Accumulated depreciation, amortization and writedowns:
— Exploration & Production	17,939	18,672
— Gas & Power	9,269	9,276
— Refining & Marketing	5,751	5,075
— Petrochemicals	3,369	4,784
— Oilfield Services and Engineering	1,338	1,689
— Other activities	141	204
	37,807	39,700
Fixed assets, net:
— Exploration & Production	20,728	19,862
— Gas & Power	6,598	7,191
— Refining & Marketing	3,332	3,097
— Petrochemicals	1,089	1,654
— Oilfield Services and Engineering	1,467	1,758
— Other activities	100	131
	33,314	33,693

7) Investments

		Acquisitions			Change	Exchange			Reserve for
	Net value at	and	Increase	Reduction	in scope of	rate	Other	Net value at	contingencies at
	Dec. 31, 2001	subscriptions	in value	in value	consolidation	differences	changes	Dec. 31, 2002	Dec. 31, 2002

	(million €)
Investments in unconsolidated subsidiaries	526	15	30	(45)	(257)	(21)	(1)	247	480
Investments in affiliates	2,096	231	148	(248)	8	(145)	150	2,240	602
Investments in other companies	390	7	6	(22)	1	(40)	(50)	292	40
	3,012	253	184	(315)	(248)	(206)	99	2,779	1,122

     Acquisitions and subscriptions of euro 253 million related mainly to: (i) the contribution of capital to EnBW Eni Verwaltungsgesellschaft mbH (euro 97 million), to Albacom SpA (euro 44 million) and to United Gas Derivatives Co (UGDC) (euro 20 million); (ii) the purchase of 46.2% of the share capital of Ages Pisa SpA (euro 49 million).

     On December 27, 2002 Eni and EnBW (Energie Baden-Württemberg AG, the third largest German operator in the electricity market) acquired through a 50/50 German joint venture (EnBW-Eni Verwaltungsgesellschaft mbH) a 97.81% interest in GVS (Gasversorgung Süddeutschland GmbH), an operator in the German gas market. Financial requirements of this transaction on part of the two joint-venture partners amounted to euro 704 million. The two joint-venture partners financed the transaction through a capital contribution of euro 178 million (euro 89 million net to Eni); for the remaining part the joint-venture raised finance debt.

     Increases and reductions in value include Eni’s portion of equity earnings or losses on investments accounted for under the equity method and changes in value of investments accounted for under the cost method. Specifically, the increase of euro 184 million relates to Trans Austria Gasleitung GmbH (euro 34 million), TSKJ — Serviços de Engenharia Lda (euro 24 million), Transmediterranean Pipeline Co Ltd (euro 23 million), Superoctanos CA (euro 18 million) and Azienda Energia e Servizi SpA (euro 15 million); reductions of euro 315 million include primarily Galp Energia SGPS SA (euro 85 million), Albacom SpA (euro 37 million), Distribuidora de Gas del Centro SA (euro 34 million) and also the decrease in the carrying value of companies valued under the equity method for the receipt of dividends (euro 106 million).

     Changes in the scope of consolidation relate to the exclusion of Polimeri Europa SpA from investments following its consolidation (euro 257 million).

     Other changes of euro 99 million relate primarily to the acquisition of 28% of Erg Raffinerie Mediterranee Srl in consideration for the transfer of Eni’s refinery in Priolo, Sicily (euro 100 million) and to the conversion of a receivable from Raffineria di Milazzo ScpA into a capital contribution (euro 36 million); this increase is partially offset by the sale of Qatar Petrochemical Co Ltd (euro 29 million) and Blu SpA (euro 25 million).

	Dec. 31, 2001			Dec. 31, 2002

	Net value	Eni's interest	Accounting method	Net value	Eni's interest	Accounting method

	(million €)
Unconsolidated subsidiaries:
—Polimeri Europa SpA	257	100.00	equity method
— Transmediterranean Pipeline Co Ltd	103	50.00	equity method	83	50.00	equity method
— Conserv Inc	25	100.00	cost	25	100.00	cost
— Other (*)	141			139
	526			247
Affiliates:
— Galp Energia SGPS SA	755	33.34	equity method	659	33.34	equity method
— Blue Stream Pipeline Co BV	214	50.00	equity method	178	50.00	equity method
— Eteria Parohis Aeriou Thessaloniki SA	151	49.00	equity method	151	49.00	equity method
— Raffineria di Milazzo ScpA	82	50.00	equity method	121	50.00	equity method
— Albacom SpA	108	35.17	equity method	115	35.00	equity method
— Erg Raffinerie Mediterranee Srl				100	28.00	cost
— Superoctanos CA	90	49.00	equity method	93	49.00	equity method
— Azienda Energia e Servizi SpA	80	49.00	equity method	92	49.00	equity method
— EnBW Eni Verwaltungsgesellschaft mbH				89	50.00	equity method
— Fertilizantes Nitrogenados de Oriente CEC	81	20.00	equity method	66	20.00	equity method
— Supermetanol CA	76	34.51	equity method	66	35.19	equity method
— Trans Austria Gasleitung GmbH (**)	19	89,00	equity method	55	89.00	equity method
— Ages Pisa SpA				49	46.18	equity method
— Haldor Topsøe AS	48	50.00	equity method	43	50.00	equity method
— Eteria Parohis Aeriou Thessalia SA	39	49.00	equity method	39	49.00	equity method
— Siciliana Gas SpA	32	50.00	equity method	38	50.00	equity method
— Transitgas AG	33	46.00	equity method	34	46.00	equity method
— Carson Development General Partenership	45	50.00	cost	34	50.00	cost
— Distribuidora de Gas del Centro SA	68	31.35	equity method	12	31.35	equity method
— Other (*)	175			206
	2,096			2,240
Other companies:
— Nigeria Lng Ltd	129	10.40	cost	111	10.40	cost
— Ceska Rafinerska AS	42	16.33	cost	39	16.33	cost
— Interconnector (UK) Ltd	30	5.02	cost	30	5.00	cost
— Discovery Producer Services Llc	37	16.67	cost	16	16.67	cost
— Qatar Petrochemical Ltd	29	10.00	cost
— Blu SpA	23	7.00	cost
— Other (*)	100			96
	390			292
	3,012			2,779

(*) Each individual amount included herein does not exceed euro 25 million.

(**) The company is a joint venture.

     The net value of investments in unconsolidated subsidiaries and affiliates does not include significant differences between purchase price and Eni’s equity in the investments, with the exception of the difference related to Galp Energia SGPS SA which Eni has attributed to goodwill (euro 320 million and 214 million at December 31, 2001 and 2002, respectively).

     The following are the amounts, according to Eni’s interest, from the last available financial statements of unconsolidated subsidiaries and affiliates:

	Unconsolidated
	subsidiaries	Affiliates

	(million €)
Total assets	1,245	7,198
Total liabilities	1,126	5,203
Net sales from operations	218	6,489
Operating income	40	239
Net income	36	88

     Data above do not include consolidation adjustments.

     The reserve for losses related to investments, included in the reserve for contingencies (Note 12) relates to the following companies:

	Dec. 31, 2001	Dec. 31, 2002

	(million €)
Industria Siciliana Acido Fosforico — ISAF SpA (in liquidation)	28	30
Snamprotechint - Serviços e Gestão de Projectos Lda		21
Agip Middle East BV	18	16
Fosfotec Srl (in liquidation)	9	8
Bormia SpA (in liquidation)	160
Pertusola Sud SpA (in liquidation)	131
Mineraria Campiano SpA (in liquidation)	17
Other companies	21	31
	384	106

     Bormia SpA (in liquidation) is now merged into EniChem SpA, Pertusola Sud SpA (in liquidation) and Mineraria Campiano SpA (in liquidation) were merged into Singea SpA (in liquidation) which was itself merged into EniChem SpA.

8) Intangible assets

								Accumulated
				Changes	Exchange			amortization and
	Net value at			in scope of	rate	Other	Net value at	writedowns at
	Dec. 31, 2001	Investments	Amortization	consolidation	differences	changes	Dec. 31, 2002	Dec. 31, 2002

	(million €)
Organizational and financing costs	39	3	(12)		(1)		29	60
Costs for research and development	510	914	(1,066)		(58)	3	303	666
Industrial patent right and intellectual property rights	88	37	(91)	1		114	149	552
Concessions, licences, trademarks and similar items	411	37	(118)	4	(50)	750	1,034	1,097
Goodwill	543	10	(74)	845	(87)	70	1,307	240
Intangible assets in progress and advances	128	181		1		(175)	135	5
Other intangible assets	1,124	23	(62)	5	(93)	(779)	218	427
	2,843	1.205	(1,423)	856	(289)	(17)	3,175	3,047

     Organizational and financing costs of euro 29 million relate to costs for extraordinary corporate operations, costs for setting up or expanding production activities and costs for share capital increases.

     Costs for research and development of euro 303 million relate mainly to the purchase of mineral rights (euro 301 million). This item also includes exploration expenditure amortized in the year of euro 865 million (euro 757 million in 2001).

     Concessions, licenses, trademarks and similar items of euro 1,034 million relate primarily to the transmission rights for natural gas imported from Algeria (euro 754 million), concessions for mineral exploration (euro 132 million), a concession for natural gas distribution in the Brazilian state of Sao Paulo (euro 31 million) and know-how relating to new projects (euro 30 million). Other changes of euro 750 million relate to the reclassification from other intangible assets of the transmission rights for natural gas imported from Algeria (euro 802 million).

     Goodwill of euro 1,307 million relates primarily to the Oilfield Services and Engineering segment (euro 880 million, of which euro 823 million relates to Saipem SA, former Bouygues Offshore SA), the Exploration & Production segment (euro 250 million relates to Lasmo), the Refining & Marketing segment (euro 93 million of which euro 65 million relates to Agip Distribuidora SA, former Companhia Sao Paulo de Petròleo SA, now merged into Agip do Brasil SA) and the Gas & Power segment (euro 77 million, of which euro 58 million relates to Italgas SpA).

     Other intangible assets of euro 218 million relate primarily to royalties for the use of licenses by Polimeri Europa SpA (euro 98 million) and investments on assets of third parties (euro 84 million).

9) Other non-current assets

     Other non-current assets consist of the following:

	Dec. 31, 2001	Dec. 31, 2002

	(million €)
Securities held as long-term assets:
— Italian treasury bonds	21	21
— other securities	312	290
Other	114	117
Deferred tax assets	776	1,457
	1,223	1,885

     Securities held as long-term assets are carried at cost, adjusted for permanent impairment, and represent security deposits from customers euro 21 million (the same amount at December 31, 2001).

     Other securities (euro 290 million) decreased by euro 22 million due mainly to the effect of exchange rate differences on the translation of financial statements prepared in foreign currencies (euro 21 million).

     Deferred tax assets are described in Note 13 «Reserves for contingencies and other deferred non-current tax liabilities».

10) Taxes payable

     Taxes payable include the following:

	Dec. 31, 2001	Dec. 31, 2002

	(million €)
Customs and excise duties	693	406
Income taxes payable	912	810
Other	750	575
	2,355	1,791

     Taxes payable of euro 1,791 million decreased by euro 564 million due to the implementation of a new system of payment of customs excise taxes, which has advanced the required payment date of excise on products that are put on the market in the second half of December (euro 404 million) from January to the end of December.

11) Debt

Short-term debt

     Eni’s short-term debt is comprised of the following:

	Dec. 31, 2001	Dec. 31, 2002

	(million €)
Due to:
— banks	1,972	4,583
— other financing institutions	25	16
— commercial paper	3,032	3,128
— unconsolidated subsidiaries	52	68
— affiliates	150	95
	5,231	7,890

     Short-term debt by currency is as follows:

	Dec. 31, 2001	Dec. 31, 2002

	(million €)
Euro	1,314	4,155
U.S. dollar	2,197	1,674
British pound	1,271	1,674
Swiss franc	170	117
Norwegian kroner	30	101
Other	249	169
	5,231	7,890

     The average interest rate of Eni’s short-term debt was 4.45% and 3.82% for the years ended December 31, 2001 and 2002, respectively.

     Short-term debt of euro 7,890 million increased by euro 2,659 million. The increase relates primarily to the Public Offering of Italgas shares, which required a time deposit of euro 1,447 million, such increase has been partially offset by the effect of exchange rate differences on the translation of financial statements prepared in foreign currencies (euro 694 million).

     On December 31, 2002 Eni maintains committed and uncommitted unused lines of credit with various domestic and foreign banks for euro 1,207 and 7,272 million, respectively (euro 1,632 and 6,625 million, respectively, at December 31, 2001). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

Long-term debt

     Eni’s long-term debt, including current maturities, as of December 31, 2001 and 2002, and the related maturity schedules are as follows:

				Current
Type of debt		Dec. 31		maturity	Long-term maturity
instrument	Maturity range	2001	2002	2003	2004	2005	2006	2007	After	Total

			(million €)
Due to banks:
— ordinary loans	2002-2017	2,800	3,028	682	717	733	378	262	256	2,346
— interest rate assisted loans	2002-2008	296	251	30	82	83	42	6	8	221
— exchange rate assisted loans	2002-2006	14	40	35	2	1	2	5
— ordinary export credit	2002-2006	14	8	3	3	1	1	5
— other financings	2002-2006	121	311	2	306	1	2	309
		3,245	3,638	752	1,110	819	425	268	264	2,886
Ordinary bonds	2003-2027	3,222	3,169	196	203	508	437	394	1,431	2,973
Others	2002-2019	850	723	32	85	40	23	24	519	691
		7,317	7,530	980	1,398	1,367	885	686	2,214	6,550

     Eni entered into a financing arrangement, relating to bank debt that requires the maintenance of certain financial ratios generally based on Eni SpA’s statutory and consolidated financial statements. At December 31, 2001 and 2002, the amount of short and long-term debt subject to restrictive covenants was euro 563 million and euro 992 million, respectively. Eni is in compliance with the covenants contained in its financing arrangements.

     The exchange rate assisted loans of euro 40 million relate to borrowings from European organizations, such as the European Investment Bank, for the purpose of economic development whereby the Italian Government partially absorbs foreign exchange gains and losses related to such loans.

     Ordinary bonds of euro 3,169 million relate primarily to notes issued by Eni under its Medium Term Notes program for a total of euro 1,561 million (of which euro 500 million have a fixed rate of 6.125% and mature in 2010 euro 1,061 million have fixed and variable rates and mature before 2010), seven series of notes issued by Lasmo for a total of euro 1,453 million with fixed rates from 6.7% to 10.375% and maturities between 2003 and 2027, and an Enifin SpA loan 1997-2005 with variable rate interest amounting to euro 129 million. Eni SpA bonds 1993-2003 with variable rate amounting to euro 516 million have been paid in advance on December 1, 2002.

     Long-term debt, including current maturities and average interest rates, by currency, is as follows:

		Average		Average
	Dec. 31, 2001	interest rate	Dec. 31, 2002	interest rate

	(million €)		(million €)
Euro	3,417	5.7	4,408	4.6
U.S. dollar	3,510	4.8	2,614	6.8
British pound	280	9.2	257	10.7
Japanese yen	104	0.65	93	1.3
Other	6	7.8	158	2.3
		7,317		7,530

     On December 31, 2002 Eni maintains committed unused long-term lines of credit with various domestic and foreign banks of euro 364 million expiring in 2003 (euro 510 million at December 31, 2001, of which euro 406 million expiring in 2002). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

     In the normal course of business, Eni utilizes various derivative contracts to reduce risks arising from interest rate and foreign currency exchange rate fluctuations, both for long and short-term debt. See Note 23 for a more detailed discussion.

     Certain debt, in the amount of euro 115 million and euro 409 million at December 31, 2001 and 2002, respectively, is guaranteed by mortgages and liens on the fixed assets of consolidated companies and by pledges on marketable securities.

     Eni’s debt arrangements generally include customary cross-default provisions.

12) Reserves for contingencies and other deferred non-current tax liabilities

	Amount at
	the beginning			Other	Year-end
	of the year	Additions	Deductions	changes	amount

	(million E)
December 31, 2001
Employee retirement and similar obligations	76	13	(6)	3	86
Other reserves for contingencies:
— site restoration and abandonment	1,698	125	(74)	214	1,963
— environmental risks	542	262	(158)	208	854
— loss adjustments and actuarial reserves for Eni’s insurance companies	604	103	(182)	10	535
— restructuring or decommissioning of production facilities	126	581	(24)	140	823
— reserve for contract penalties and disputes	344	41	(233)	61	213
— losses related to investments	566	51	(34)	(199)	384
— other (*)	393	193	(146)	42	482
	4,273	1,356	(851)	476	5,254
Non-current income tax liabilities:
— deferred taxation	982	737	(1,083)	1,731	2,367
— other tax reserves	371	35	(147)	(5)	254
	1,353	772	(1,230)	1,726	2,621
	5,702	2,141	(2,087)	2,205	7,961
December 31, 2002
Employee retirement and similar obligations	86	15	(9)	36	128
Other reserves for contingencies:
— site restoration and abandonment	1,963	184	(86)	(81)	1,980
— environmental risks	854	101	(171)	824	1,608
— loss adjustments and actuarial reserves for Eni’s insurance companies	535	63		(5)	593
— restructuring or decommissioning of production facilities	823	10		(529)	304
— contract penalties and disputes reserve	213	29	(36)	5	211
— losses related to investments	384	11	(75)	(214)	106
— other (*)	482	329	(214)	(5)	592
	5,254	727	(582)	(5)	5,394
Non-current income tax liabilities:
— deferred taxation	2,367	318	(301)	2	2,386
— other tax reserves	254	8	(3)	(34)	225
	2,621	326	(304)	(32)	2,611
	7,961	1,068	(895)	(1)	8,133

(*) Each individual amount included herein does not exceed euro 50 million.

     Deductions in reserves not corresponding to cash expenditures amounted to euro 106 million and euro 98 million for the years ended December 31, 2002 and 2001, respectively. The most significant deductions in 2002 primarily relate to a reversal of the item «Contract penalties and disputes reserve» (euro 31 million) due to: (i) the fact that previously Eni had accrued for the estimated selling price of natural gas which was supplied in accordance with the terms of existing contracts under renegotiation. When the contracts with clients were ultimately finalized the actual price was higher than expected, and consequently the excess accrual reversed; and (ii) the fact that previously Eni had accrued for the estimated impact of a new tariff regime for natural gas transported on behalf of third parties. When the new tariff regime was ultimately finalized the actual impact was lower than expected, and consequently the excess accrual reversed. Other deductions not corresponding to cash expenditures relate to various immaterial items.

     The most significant deductions in reserves not corresponding to cash expenditures in 2001 related to a reversal of the items «loss adjustments and actuarial reserves» (euro 22 million), due to overestimates of insurance payments to third parties, and «losses related to investments» (euro 10 million), due to the fact that Eni had previously impaired an investment which was subsequently sold at a premium on its carrying value post impairment.

     The «Site restoration and abandonment» reserve of euro 1,980 million represents primarily the estimated costs for well-plugging, abandonment and site restoration of euro 1,917 million. Other changes of euro 81 million relate primarily to exchange rate loss from the translation of financial statements denominated in currencies other than the euro (euro 92 million). The total estimated future site restoration and abandonment costs for Eni’s worldwide oil and gas properties aggregated approximately euro 2,700 million and euro 2,800 million at December 31, 2002 and 2001, respectively.

     The «Environmental risks» reserve of euro 1,608 million represents, primarily, the estimated costs of remediation, in accordance with existing laws and regulations, of active production facilities in the Petrochemicals segment (euro 1,320 million) and the Refining & Marketing segment (euro 241 million). Additions for euro 101 million relate to the Petrochemical (euro 68 million), Refining & Marketing (euro 18 million) and Gas & Power (euro 15 million) segments. Other changes of euro 824 million are comprised in particular of the reclassification of a portion of the reserve for «Restructuring or decommissioning of production facilities» which relates specifically to environmental clean-up of EniChem SpA (euro 450 million) and the merger of Bormia SpA (in liquidation), previously not consolidated, into EniChem SpA (euro 363 million).

     The reserve for «Loss adjustments and actuarial reserves for Eni’s insurance companies» of euro 593 million represents the liabilities accrued for claims on insurance policies underwritten by Eni’s captive insurance company.

     The «Restructuring or decommissioning of production facilities» reserve of euro 304 million mainly represents the estimated costs related to divestments and facilities closures in the Petrochemicals segment (euro 273 million). Other changes of euro 529 million relate in particular to the reclassification of the Environmental risks reserve of EniChem SpA (euro 450 million).

     Contingent liabilities are included primarily under the caption «Contract penalties and disputes reserve». The balances of euro 211 million and of euro 213 million at December 31, 2002 and 2001, respectively are comprised of numerous matters of differing natures. Accruals have been based on Eni’s best estimate of the expected probable liability.

     The «Reserve for losses on investments» of euro 106 million represents losses on investments incurred to date in excess of their carrying value (see Note 7 Investments for further details) and decreased by euro 278 million following the merger of Bormia SpA (in liquidation) into EniChem SpA (euro 160 million), of Pertusola Sud SpA (in liquidation) and Mineraria Campiano SpA (in liquidation) into Singea SpA (in liquidation), now merged with EniChem SpA (euro 148 million).

     With respect to the foregoing liabilities, Eni does not expect any material, reasonably possible, additional loss beyond those amounts accrued above.

     «Deferred income tax liabilities net» of euro 2,386 million (euro 2,367 million at December 31, 2001) have already been netted with deferred tax assets for which Eni possesses the legal right of offset. A description follows of net deferred tax liabilities, determined by subtracting from the reserve for taxes the deferred income tax assets that may not be offset and are included in the item «Other non-current assets».

Net deferred income tax liabilities

	Dec. 31, 2001	Dec. 31, 2002

Deferred income taxes	4,064	4,224
Deferred tax assets that may be offset	(1,697)	(1,838)
	2,367	2,386
Deferred tax assets that may not be offset	(776)	(1,457)
	1,591	929

     The most significant temporary differences giving rise to the net deferred tax liabilities are as follows:

	Dec. 31, 2001	Dec. 31, 2002

Deferred tax liabilities:
— anticipated and accelerated depreciation	2,954	3,133
— differences between purchase cost and net book value of acquired consolidated companies	591	457
— reserve for uncollectible receivables	127	134
— excess provision for contingencies according to fiscal law	88	104
— distributable reserves subject to taxes	105	94
— gains taxable in the future	76	92
— other	123	210
	4,064	4,224
Deferred tax assets:
— accruals for doubtful accounts and reserve for contingencies	(1,919)	(1,909)
— tax loss carryforwards	(1,132)	(1,539)
— assets revaluations as per Law 342/2000	(1,136)	(939)
— investments revaluation in accordance with Law 292/93 and allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(892)	(843)
— losses on investments and subsidiaries in excess of currently allowable tax deductions	(236)	(565)
— future deductible amortization	(355)	(387)
— writeoffs of fixed assets, intangible assets and or inventories deductible in the future	(269)	(337)
— other	(347)	(457)
	(6,286)	(6,976)
Less:
Valuation allowance	3,813	3,681
	(2,473)	(3,295)
Net deferred tax liabilities	1,591	929

     The valuation allowance for deferred tax assets (euro 3,813 and 3,681 million for the years ending December 31, 2001 and 2002 respectively) mainly relates to consolidated companies with accumulated fiscal losses which are not expected to be recovered against future fiscal profits and to temporary differences which the company does not expect will be utilized

Tax loss carryforwards

     Under Italian tax regulations, losses may be carried forward for up to five years; for non-Italian tax loss carryforwards the period generally ranges from 5 to 15 years, with a significant portion having no expiration date. Tax loss carryforwards reverse at a rate of 34% for Italian companies and an average rate of 36% for foreign companies.

     Gross tax loss carryforwards of euro 4,395 million expire as follows:

	Domestic	Foreign

2003	282	8
2004	630	27
2005	45	30
2006	565	73
2007	1,022	29
over 2007		557
without expiration		1,127
	2,544	1,851

     Tax loss carryforwards expected to be utilized amount to euro 1,054 million and relate primarily to foreign companies (euro 876 million). The tax effect of such tax loss carryforwards is euro 383 million.

     Other tax reserves include estimated charges of euro 225 million for unsettled tax claims. All tax years prior to 1996 have been settled, for direct taxes, with Italian tax authorities, by Eni SpA and most of its Italian subsidiaries. The situation for foreign companies is more complex, however all tax years have been primarily settled between 1996 and 2001.

13) Shareholders’ equity

Share capital

     On June 1, 2001 the General Shareholders’ Meeting approved the conversion of Eni’s share capital from lira into euro and the grouping of shares where for two shares with nominal value 0.5 euro each shareholder receives one share nominal value 1 euro, and cancelling the sole remaining share.

     Eni SpA had 4,001,814,026 shares (nominal value euro 1 each) fully paid-up as of December 31, 2002, of which: 2,581,444,850 shares, corresponding to 64.51% are publicly (1) held, 1,213,731,615, corresponding to 30.33% are held by the Ministry of Economy and Finance and 206,637,561, corresponding to 5.16% are held by Eni SpA (4,001,259,476 shares at December 31, 2001, of which 2,633,147,035, corresponding to 65.81% are publicly held,1,213,731,615, corresponding to 30.33% are held by the Ministry of Economy and Finance and 154,380,826, corresponding to 3.86% are held by Eni SpA). The increase of 554,550 shares nominal value 1 euro results from the issuance of shares under the stock grant plan.

Reserves

     The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to the Italian Civil Code (the «Civil Code»). Under the Civil Code, with respect to income of any year, an amount equal to 5% of the net income of Eni SpA, as recorded in Eni SpA’s statutory financial statements for such year, must be set aside until the cumulative legal reserve is equal to one-fifth of the nominal value of Eni SpA’s issued and outstanding share capital. Such dividend restriction also applies to each Italian subsidiary of Eni.

     The «Reserve for the issue of shares in accordance with art. 2349 of the Italian Civil Code» contains earnings destined to increase share capital under the stock grant plan. On December 31, 2002 the number of shares to assign for no consideration is 3,559,850 shares nominal value 1 euro (3,079,500 shares at December 31, 2001).

     Reserves include amounts received from the Ministry of Economy and Finance to reimburse Eni SpA for principal and interest payments on loans obtained and bonds issued in prior years, which under laws 730/83, 749/85 and 41/86, were obligations of the Government.

     Other changes of euro 48 million include the adjustment to realized gains on intercompany transaction between consolidated companies in which Eni’s percentage equity interest differs.

     Exchange rate differences due to the translation of financial statements prepared in foreign currencies amounted to euro 2,125 million, of which euro 1,700 million related to companies whose functional currency is the U.S. dollar.

     As provided by Italian law, dividends may be paid by Eni SpA only out of retained earnings plus distributable reserves and statutory net income for the current year net of the amount to be allocated to the legal reserve in the subsequent year.

     Approximately euro 21,900 million was unrestricted as to payment of dividends at December 31, 2002, a portion of which is subject to taxation upon distribution. Deferred tax liabilities of euro 94 million have been recorded in relation to the reserves expected to be distributed.

Treasury shares

     Treasury shares amount to euro 2,838 million (euro 2,068 million at December 31, 2001) and consist of 206,637,561 ordinary shares nominal value 1 euro owned by Eni SpA (154,380,826 ordinary shares nominal value euro 1 as of December 31, 2001). Such shares are valued at cost and have been repurchased to increase shareholder’s value in accordance with the decision of Eni’s shareholders meetings of June 6, 2000, June 1, 2001 and May 30, 2002.

Reconciliation of statutory net income and shareholders’ equity to consolidated net income and shareholders’ equity

     The statutory financial statements of subsidiaries reflect certain tax-driven entries. In addition, Eni SpA’s statutory financial statements do not reflect the consolidation of subsidiary companies.

     Adjustments are made in consolidating the statutory accounts of Eni SpA and subsidiary companies to reflect the consolidation principles described in Note 2. In addition, adjustments are made to eliminate the effects of certain tax-driven entries applied by subsidiary companies in their respective statutory accounts.

     The reconciliation of net income and shareholders’ equity as reported in Eni SpA’s statutory financial statements to those reported in the consolidated financial statements is as follows:

	Net income			Shareholders' equity

	2000	2001	2002	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002

				(million E)
As recorded in Eni SpA’s financial statements	3,426	2,250	3,880	14,785	15,375	26,498
Loans serviced by the Government				4
Treasury shares				(574)	(2,068)	(2,838)
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated companies as accounted for in Eni SpA financial statements	390	2,990	1,049	15,712	18,741	7,118
Consolidation adjustments:
— difference between cost and underlying value of equity	(22)	(49)	(83)	203	459	1,131

	Net income			Shareholders' equity

	2000	2001	2002	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002

				(million E)
— elimination of tax adjustments and compliance with accounting policies	1,846	420	1,261	(4,378)	(1,945)	(1,218)
— elimination of unrealized intercompany (profits) losses	(72)	(130)	(1,024)	(437)	(1,493)	(2,777)
— deferred taxation	313	258	120	(1,241)	(127)	120
— other adjustments	141	2,489	19	(1)	247	317
	6,022	8,228	5,222	24,073	29,189	28,351
Minority interest	(251)	(477)	(629)	(1,672)	(1,706)	(2,094)
As recorded in consolidated financial statements	5,771	7,751	4,593	22,401	27,483	26,257

     Other adjustments related to income of 2001 include euro 2,352 million related to the realized gain in the consolidated financial statements for the public offering of 40.24% of the share capital of Snam Rete Gas SpA.

14) Net sales from operations

     Net sales from operations are as follows:

	2000	2001	2002

	(million E)
Gross sales from operations	62,985	63,094	61,500
Change in contract work in progress	(1,054)	88	1,127
Less:
— excise tax	(13,126)	(13,068)	(13,139)
— services billed to joint venture partners	(867)	(1,189)	(1,566)
	47,938	48,925	47,922

15) Purchases, services and other

     Purchases, services and other include the following:

	2000	2001	2002

	(million E)
Production costs-raw, ancillary and consumable materials and goods	23,691	23,711	22,658
Production costs-services	6,513	7,507	8,614
Lease, rental and royalty expenses	1,203	1,242	1,454
Other expenses	1,518	1,302	1,575
	32,925	33,762	34,301
Less:
— services billed to joint venture partners	(867)	(1,189)	(1,566)
— capitalized direct costs associated with self-constructed assets	(616)	(745)	(842)
	31,442	31,828	31,893

     Lease, rentals and royalty expense include royalties on hydrocarbons extracted of euro 552 million, 517 and 508 in 2000, 2001 and 2002, respectively.

16) Payroll and related costs

     Payroll and related costs are analyzed as follows:

	2000	2001	2002

	(million E)
Wages and salaries	2,175	2,271	2,441
Social security contributions	627	602	650
Employee termination indemnities	117	114	121
Pensions and similar obligations	11	12	15
Other costs	57	83	119
	2,987	3,082	3,346
Less:
— revenues related to personnel costs	(40)	(51)	(53)
— capitalized direct costs associated with self-constructed assets	(161)	(180)	(190)
	2,786	2,851	3,103

17) Depreciation, amortization and writedowns

     Depreciation, amortization and writedowns consist of the following:

	2000	2001	2002

	(million E)
Depreciation and amortization:
— intangible assets	1,122	1,370	1,423
— fixed assets	2,678	3,310	3,543
	3,800	4,680	4,966
Writedowns:
— intangible assets			95
— fixed assets	55	100	447
	55	100	542
Less:
— direct costs associated with self-constructed assets	(12)	(9)	(4)
	3,843	4,771	5,504

18) Financial income (expense) and exchange differences, net

     Financial expense and exchange differences, net, consist of the following:

	2000	2001	2002

	(million E)
Interest and other financial income	501	539	513
Gains on securities	116	95	44
Interest and other financial expense	(791)	(932)	(737)
Exchange differences, net	165	(10)	(30)

	2000	2001	2002

	(million E)
Less:
— interest capitalized	73	49	43
	64	(259)	(167)

19) Other income (expense) from investments

     Other income (expense) from investments consists of the following:

	2000	2001	2002

	(million E)
Gains on disposals	19	76	55
Dividends	44	40	32
Income from equity investments	137	151	178
Other revaluation of investments	10	7	6
Writedown of investments	(178)	(491)	(245)
Other	1	1	17
	33	(216)	43

20) Extraordinary income (expense)

     Extraordinary income (expense) consists of the following:

	2000	2001	2002

	(million E)
Extraordinary income
Gains on disposals	86	3,473	257
Other extraordinary income	146	173	112
	232	3,646	369
Extraordinary expense
Restructuring cost:
— provisions for risks	(182)	(885)	(157)
— cost of redundancy incentives	(202)	(237)	(114)
— writedowns and losses on disposals of fixed assets	(34)	(607)	(55)
	(418)	(1,729)	(326)
Other extraordinary expenses	(326)	(80)	(72)
	(744)	(1,809)	(398)
	(512)	1,837	(29)

     2002 Extraordinary items

     Gains on disposals relate to sales of investments, businesses and fixed assets as a result of restructuring activities. In particular disposal gains of euro 257 million are primarily due to: (i) the sale of service stations in the Refining & Marketing segment in Italy (euro 127 million); (ii) the sale of the share capital of Agip Nigeria Ltd (euro 87 million); (iii) the sale of fixed assets (euro 28 million, of which euro 21 million related to the Gas & Power segment); (iv) the sale of consolidated businesses (euro 15 million).

     Other extraordinary income of euro 112 million relates primarily to the release of excess reserves, the conclusion of legal proceedings and the collection of receivables previously reserved for essentially in the Petrochemicals (euro 72 million), Gas & Power (euro 23 million) and Refining & Marketing (euro 13 million) segments.

     Provisions for risks of euro 157 million relate primarily to environmental restoration and to charges for restructuring and divestments in the Refining & Marketing (euro 79 million) and Petrochemicals (euro 71 million) segments.

     Redundancy incentives of euro 114 million concern primarily the Petrochemicals segment (euro 34 million), Gas & Power segment (euro 27 million), Refining & Marketing segment (euro 25 million) and the Oilfield Services and Engineering segments (euro 14 million).

     Writedowns and losses of euro 55 million include the writedown of fixed assets in the Petrochemical segment (euro 23 million), the loss on the sale of the Priolo refinery to Erg Raffinerie Mediterranee Srl (euro 22 million) and the loss on the disposal of consolidated businesses and fixed assets (euro 10 million, of which euro 9 million relate to the Gas & Power segment).

     2001 Extraordinary items

     Gains on disposals relate to sale of investments, businesses and fixed assets as a result of restructuring activities. In particular, disposal gains of euro 3,473 million are primarily the result of: (i) the public offering of 40.24% of the share capital of Snam Rete Gas (euro 2,453 million); (ii) the sale of the share capital of Immobiliare Metanopoli (euro 348 million) and other real estate (euro 406 million) within Eni’s real estate divestment program; (iii) the sale of the Polyurethane Division (euro 211 million).

     Between November 26 and 30, 2001, Snam Rete Gas, a company indirectly wholly-owned by Eni, completed an initial public offering of its shares of stock in Italy relating to 171 million shares. Contemporaneously, the company completed a private placement to foreign professional and institutional investors, including those of the United States for 513 million shares. The global offering amounted to 684 million shares, corresponding to 35% of Eni’s investment in Snam Rete Gas. Subsequently, the Joint Lead Managers exercised their green shoe option for an additional 102.6 million shares, increasing the total share capital of Snam Rete Gas sold to 40.24%. The offering price was set at euro 2.8 per share with a 3% premium on the Regulatory Asset Base set by the Authority for Electricity and Gas and a 12% premium on the company’s net equity (share capital and premium-price reserve). Total proceeds from the offering amounted to euro 2,202 million in cash and a net gain of euro 2,453 million was recognized. The gain results from the fact that the amount of Snam Rete Gas’s equity as per Eni’s consolidated financial statements was a negative euro 624 million (of which euro 251 million corresponding to 40.24% of the equity sold), due to the elimination in consolidation of a previous asset revaluation made in accordance with Italian Law 342/2000.

     On April 30, 2001, following the authorization from the relevant European antitrust authorities, Eni sold its polyurethane business to Dow Chemical for consideration of euro 428 million, of which euro 128 million in cash, euro 204 million corresponding to a 50% interest in Polimeri Europa (of which Eni already owns 50%) and euro 96 million of royalty rights for the use of Dow proprietary technology. Eni recognized a gain on this transaction of euro 211 million.

     The disposal of Immobiliare Metanopoli and real estate resulted in cash consideration of euro 1,374 million.

     Other extraordinary income of euro 173 million relates primarily to the release of the reserve for contingencies of euro 112 million which AgipPetroli had accrued in fiscal 2000 on the basis of a ruling by the Antitrust Authority, No. 8353 of June 8, 2000, for alleged horizontal cartel with other oil companies. This ruling was appealed by the company and definitively annulled by the Council of State on July 20, 2001 with sentence No. 359/2001. Accordingly, the accrual was reversed.

     Provisions for risks of euro 885 million related to closingdowns, disposals and environmental remediation on plants still in operation as of December 31, 2001 in the Petrochemical segment (euro 616 million, of which euro 240 million related primarily to environmental remediation efforts at plants that management has specifically identified to close down in the next two-three years and euro 376 million related to environmental compliance provisions on all operating plants made in application of Law 471/99), and to environmental remediation on de-industrialized areas in the Petrochemical (euro 91 million), Refining & Marketing (euro 77 million) and Gas & Power (euro 44 million) segments.

     Writedowns of euro 607 million related primarily to the writedown of fixed assets and investments in the Petrochemical segment (euro 574 million) in order to align the book value of assets to the results of the impairment test made on the basis of estimated future cash flows in a declining market scenario for petrochemical products margins and also to the asset evaluation made by a court-appointed expert in connection with the transfer to Polimeri Europa on January 1, 2002. These write-downs relate primarily to olefins and aromatics plants, phenol plants and various other petrochemicals assets.

21) Income tax expense

	2000	2001	2002

	(million E)
Current taxes:
— Italian subsidiaries	3,584	1,093	1,451
— Foreign subsidiaries operating in the Exploration & Production segment	1,944	2,028	2,040
— Other foreign subsidiaries	40	175	163
	5,568	3,296	3,654
Less:
— Tax credits on distribution of dividends not used to offset current tax liability	(2)	(1)
	5,566	3,295	3,654
Deferred taxes:
— Italian subsidiaries	(1,478)	158	(542)
— Foreign subsidiaries operating in the Exploration & Production segment	247	93	53
— Other foreign subsidiaries		(16)	(38)
	(1,231)	235	(527)
	4,335	3,530	3,127

     Income taxes due relate to Irpeg (National income tax) for euro 1,156 million and Irap (Regional income tax) for euro 252 million and foreign income taxes of euro 43 million.

     The effective tax rate is 37.5% compared with a statutory tax rate of 42.1%, calculated by applying a 36% tax rate (Irpeg) to income before taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

     The difference between the statutory and effective tax rate is due to the following factors:

	2000	2001	2002

	(%)
Statutory tax rate	42.7	40.9	42.1
Higher (lower) foreign subsidiaries’ tax rate	2.5	5.0	2.7
Permanent differences	0.5	(7.6)	0.8
Effect of the application of Law No. 342/2000	(4.9)	(4.6)	(4.7)
Effects of tax credits	(0.3)	(2.3)	(4.9)
Other	1.4	(1.4)	1.5
	(0.8)	(10.9)	(4.6)
Effective tax rate	41.9	30.0	37.5

     Permanent timing differences in year 2001 concern mainly the gain recorded in the consolidated financial statements due to the public offering of 40.24% of the share capital of Snam Rete Gas SpA (7.2%).

     22) Earnings per share

     Earnings per share («EPS») for the year 2000 have been restated to reflect the conversion of the share capital from Italian lire to euro.

     Earnings per share is calculated by dividing net income by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.

     In order to compare earnings per share in the years presented, the number of shares issued through stock grants made in 2001 and 2002 has been added to the number of shares outstanding in previous years. Based on this criterion, the number of shares outstanding was 3,995,126,901, 3,910,798,299 and 3,825,837,521, in the year 2000, 2001 and 2002, respectively.

     The dilutive effect of potential ordinary shares, in the form of stock options and stock grants, when converted into ordinary shares, on earnings per share is not material. At present, only stock grants not yet vested are considered in the calculation of diluted EPS as the effect of stock options to be exercised on EPS at December 31, 2002 is anti-dilutive. The exercise price of outstanding stock options (euro 15.216) is higher than the quoted stock market value of Eni’s stock at December 31, 2002 (euro 14.509).

23) Commitments and contingencies

Derivative financial instruments

     Eni operates internationally in the oil and natural gas, electricity generation, petrochemicals and oilfield services and engineering industries and is subject to exposure to market risks from changes in interest rates, foreign exchange rates and commodity prices.

     Derivative financial instruments are utilized by Eni to reduce these risks, as explained below.

     Eni’s treasury activities are managed primarily by two captive finance companies operating in the Italian and international financial markets. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level by coordinating their operations with such finance companies.

     Eni SpA’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee. Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring the tolerable risk level, the portfolio of financial instruments and market conditions.

     Eni does not enter into derivative transactions on a speculative basis.

(a) Notional amounts and credit exposures of derivatives

     The notional value of a derivative is the contractual amount on the basis of which the differentials are exchanged; this amount can be expressed either on a value basis or on a physical quantities basis (such as barrels, tonnes, etc.). The amounts expressed in foreign currency are converted into euro applying the exchange rate at year-end.

     The notional amounts of derivatives summarized in the sections that follow do not represent amounts exchanged by the parties and, thus, are not a measure of the credit exposure of Eni. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates, exchange rates and commodity prices. Therefore, the credit exposure of interest rate, foreign exchange and commodity contracts is represented by the fair value of contracts with a positive fair value at year-end, reduced by the effects of master netting agreements. Eni SpA’s Board of Directors has approved policies which provide guidelines related to the criteria of eligible counterparties in derivative transactions and permissible financing investments, including purchases of securities. Although Eni is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, it does not expect any counterparties to fail to meet their obligations given the high credit standings of such counterparties.

(b) Interest rate risk management

     Eni enters into various types of interest rate contracts in managing its interest rate risk, as indicated in the following table:

	Dec. 31, 2001	Dec. 31, 2002
	Notional amount	Notional amount

Interest rate swaps	3,208	5,206
Forward rate agreements	168	220
Interest rate collars	134	129
	3,510	5,555

     Eni enters into interest rate derivatives, particularly interest rate swaps («IRS»), to alter interest rate exposures arising from mismatches between assets and liabilities, to lower funding costs and to diversify sources of funding. Under interest rate swaps, Eni agrees with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates. The euro 1,998 million increase in IRS is primarily due to Enifin’s transactions in order to hedge financial payables granted to Snam Rete Gas SpA and to hedge financial receivables and payables of Eni Coordination Center SA.

     The following table indicates the types of interest rate swaps used and their weighted-average interest rates and maturities. Average variable rates are based on rates at year-end and may change significantly, affecting future cash flows.

     The comparison between the weighted-average receive rate and the weighted-average pay rate does not represent the result of derivatives: such result is calculated on the basis of the underlying hedged operation.

	Dec. 31, 2001	Dec. 31, 2002

Receive-fixed/Pay-floating swaps-notional amount (million euro)	1,202	1,201
— weighted average receive rate	6.99%	6.42%
— weighted average pay rate	3.50%	2.77%
— weighted average maturity (years)	3.93	3.74
Receive-floating/Pay-floating swaps-notional amount (million euro)	813	1,802
— weighted average receive rate	4.17%	3.32%
— weighted average pay rate	4.21%	3.95%
— weighted average maturity (years)	4.13	4.49
Pay-fixed/Receive-floating swaps-notional amount (million euro)	1,193	2,203
— weighted average pay rate	4.84%	4.73%
— weighted average receive rate	3.31%	2.43%
— weighted average maturity (years)	2.97	6.15

     Forward rate agreements are generally used by Eni to offset changes in the rates of short floating-rate debt. Forward rate agreements settle in cash at a specified future date based on the differential between agreed interest rates applied to a notional amount. Forward contracts at year-end are related to contracts whereby Eni pays a fixed rate for euro 220 million (received a fix rate for euro 5 million and paid a fix rate for euro 163 million at December 31, 2001). These contracts have terms of less than one year. Gains and losses estimated at December 31, 2002, are not material.

     Eni also uses interest rate collars to manage its interest rate risk. An interest rate collar is a combination of options that enable a predetermined interest rate band to be locked in. Eni also uses zero-cost collars that do not require payment of an option premium. Interest rate collar contracts at year-end have terms of up to five years.

(c) Foreign exchange risk management

     Eni enters into various types of foreign exchange contracts in managing its foreign exchange risk, as indicated in the following table:

	Dec. 31, 2001	Dec. 31, 2002
	Notional amount	Notional amount

Forward exchange contracts	5,172	7,611
Purchased options	538	348
	5,710	7,959

     Eni uses forward exchange contracts primarily to hedge existing receivables and payables, including deposits and borrowings denominated in foreign currencies. Some of the contracts involve the exchange of currencies other than the local currency, according to the needs of foreign consolidated subsidiaries. Both buy and sell amounts of such contracts are indicated at the notional value. The term of forward exchange contracts is normally one year. The euro 2,439 million increase in forward exchange contracts is primarily due to Enifin SpA’s transactions in order to hedge financial short-term payables (expressed in pound sterling and changed in U.S. dollar) of Eni Coordination Center SA.

     Eni also uses currency options to hedge expenses denominated in foreign currencies. Currency options, purchased in the over-the-counter market for a premium, provide Eni with the right to buy or sell an agreed amount of currency at a specified exchange rate at the end of a specified period, normally two years.

     The table below summarizes, by major currency, the contractual amounts of Eni’s forward exchange and option contracts.

	Dec. 31, 2001		Dec. 31, 2002

	Buy	Sell	Buy	Sell

	(million E)
U.S. dollar	1,429	2,480	1,290	3,515
Pound sterling	776	177	2,225	92
Swiss franc	4	434	32	392
Japanese yen	124	27	183	50
Norwegian kroner	39	95	68	37
Euro	73	2	43	12
Other	4	46	9	11
	2,449	3,261	3,850	4,109

(d) Commodity price risk management

     Exchange traded crude oil and petroleum product futures contracts and over-the-counter market swaps are primarily used by the Refining & Marketing segment to minimize commodity price volatility. Futures contracts have little credit risk because they take place in regulated markets. Swap agreements do not contain margin requirements and are subject to the creditworthiness of counterparties, which are principally major financial institutions. At December 31, 2001 and 2002 the notional amounts of open contracts are not material.

(e) Sales of government bonds

     Eni sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein Eni receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to the Euribor (Europe Interbank Offered Rate). Such investors may sell their securities back to Eni at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Eni also entered into an interest rate swap with a financial institution wherein it receives a floating rate which is considered more favorable for its floating rate commitment to its investors. At December 31, 2001 and 2002, euro 150 million and euro 178 million, respectively, worth of such securities remained in the hands of employees. For accounting purposes, this transaction was treated as a sale of the bonds with gains recognized currently in income.

Guarantees

     Guarantees have been given by Eni to third parties. At December 31, 2001 and 2002, these guarantees were as follows:

	At Dec. 31, 2001				At Dec. 31, 2002

	Unsecured	Other	Secured		Unsecured	Other	Secured
	guarantees	guarantees	guarantees	Total	guarantees	guarantees	guarantees	Total

	(million E)
Unconsolidated subsidiaries	126	277		403	117	640		757
Affiliated companies	65	1,220	78	1,363	55	1,020	77	1,152
Consolidated companies	4,800	5,287	85	10,172	4,800	5,506		10,306
Others	18	220		238	9	202		211
	5,009	7,004	163	12,176	4,981	7,368	77	12,426

     Guarantees given on behalf of unconsolidated subsidiaries and affiliated companies of euro 1,832 million (euro 1,688 million as of December 31, 2001) consist primarily of: (i) unsecured guarantees and letters of patronage given to banks in relation to loans and lines of credit received for euro 1,028 million (euro 1,495 million at December 31, 2001), of which euro 826 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV to a consortium of financing institutions (euro 983 million as of December 31, 2001). The euro 467 million decrease regards essentially guarantees given on behalf of unconsolidated subsidiaries that are now consolidated or reclassified to consolidated companies (euro 306 million) and to exchange rate differences of unsecured guarantees given on behalf of Blue Stream Pipeline Co BV (euro 157 million); (ii) unsecured guarantees given to third parties in relation to the construction of a hydrocarbon treatment plant in Libya (euro 412 million); (iii) unsecured guarantees and letters of patronage given to customers in relation to contractual performance and bid bonds of euro 324 million (euro 68 million as of December 31, 2001). The increase of euro 256 million regards primarily unsecured guarantees given to third parties in order to cover the construction of an oil pipeline in Azerbaijan (euro 206 million). As of December 31, 2002 the underlying commitment covered by such guarantees was euro 1,661 million (euro 998 million as of December 31, 2001).

     Guarantees given on behalf of consolidated companies of euro 10,306 million (euro 10,087 million as of December 31, 2001) consist primarily of: (i) a guarantee of euro 4,800 million (the same as in 2001) given by Eni SpA to Treno Alta Velocità — TAV — SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Cepav Uno; in exchange consortium members issued to Eni surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) guarantees given to third parties relating to bid bonds and performance bonds of euro 1,853 million (euro 1,450 million as of December 31, 2001). The increase of euro 403 million regards primarily the consolidation of Bouygues Offshore SA, of euro 360 million; insurance risk of euro 1,049 million reinsured by Eni (euro 1,248 million as of December 31, 2001); the decrease of euro 199 million regards essentially the effect of exchange rate differences on the translation of financial statements prepared in foreign currencies into euro 181 million). Hydrocarbon development activities of euro 1,139 million (euro 1,375 million as of December 31, 2001); VAT recoverable from tax authorities of euro 1,062 million (euro 764 million as of December 31, 2001). The underlying commitment covered by such guarantees was euro 8,795 million as of December 31, 2002 (euro 8,613 million as of December 31, 2001).

     Secured guarantees of euro 77 million, relate to pledges of securities given to banks in connection with loans to affiliated and consolidated companies (euro 163 million as of December 31, 2001). As of December 31, 2002 the underlying obligation covered by such guarantees was euro 77 million (euro 107 million as of December 31, 2001).

Other commitments

     Other commitments and potential risks consist primarily of:

—	Obligations for purchases and sales of fixed assets of euro 146 million and euro 3,596 million as of December 31, 2001 and 2002, respectively. The euro 3,450 million increase is primarily related to: (i) the Public Offering of Italgas shares and the following buy-out transaction (euro 2,550 million); (ii) commitments to Union Fenosa SA for the acquisition of 50% of Union Fenosa Gas SA through a capital contribution of euro 440 million; (iii) obligation for the purchase of 100% of the Norwegian company Fortum Petroleum AS (euro 400 million); (iv) obligation related to a call option for the purchase by ERG SpA of a 28% share of Erg Raffinerie Mediterranee Srl (euro 100 million).

—	Commitments of euro 441 million (euro 508 million as of December 31, 2001) primarily related to: (i) agreements related to the area of Porto Marghera between EniChem and various government entities, employee and trade groups whereby EniChem has committed to invest approximately euro 223 million (euro 272 million as of December 31, 2001) in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant; (ii) a memorandum of intent signed with the Basilicata Region whereby Eni has agreed to invest in the future, also on behalf of Enterprise SpA, euro 206 million in connection with Eni’s development plan of oil fields in Val d’Agri (euro 222 million as of December 31, 2001).

—	Risks of euro 1,015 million (euro 905 million as of December 31, 2001) are primarily associated with: (i) potential risks associated with the value of assets of third parties in Eni’s custody of euro 431 million (euro 159 million as of December 31, 2001). The euro 272 million increase regards primarily the increase in volumes of natural gas stored by Stoccaggi Gas Italia SpA (euro 262 million); (ii) contractual assurances given to acquirors of certain investments and businesses of Eni of euro 393 million (euro 508 million as of December 31, 2001); the euro 115 million decrease concerns absolved obligations, in particular obligations of Singea SpA (in liquidation), now merged into EniChem SpA, for the transfer of the integrated centre of Porto Vesme and San Gavino (euro 96 million); (iii) environmental damages of euro 137 million (euro 136 million as of December 31, 2001); (iv) tax proceedings of euro 44 million (euro 48 million as of December 31, 2001).

—	Obligations for certain long-term gas supply or ship agreements entered into by Eni. Such agreements contain take-or-pay or ship-or-pay provisions.

—	Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Legal proceedings

     Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing provisions, Eni believes that these matters will not have a material adverse effect on Eni’s consolidated financial statements.

     The following is a summary of significant legal matters in which Eni is involved. Unless otherwise indicated, no provisions have been made for the following proceedings as Eni believes that losses are not probable.

     Judicial or Arbitration Proceedings

     In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA a company 49% owned by the former Serfi SpA now Sofid SpA, which is controlled by Eni SpA. The claim relates to euro 182 million of receivables for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA (in liquidation) now merged into EniChem SpA) and Terni Industrie Chimiche SpA (merged into Agricoltura SpA (in liquidation) that has been merged into EniChem SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payment of the receivables. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment at the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni brought counterclaims against Agrifactoring for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various other offsets. In January 2000, the technical opinion requested by Agrifactoring was completed. According to this opinion, the balance of the account between Agrifactoring and Federconsorzi, for which Agrifactoring is claiming payment of euro 182 million, amounts to approximately euro 40 million. Judgment on these proceedings, which have all been joined, is currently still pending.

     Tax Proceedings

     Agip SpA (now merged into Eni SpA) received four formal assessments from the Italian tax authorities that claimed that its income in 1989, 1990, 1991 and 1992 had been understated for income tax purposes. These assessments concern an alleged global understated amount of euro 196 million, determined by making downward and upward adjustments to the prices of certain petroleum products that Agip sold to or bought from other Eni companies. All these assessments were judged as unfounded by the Provincial Tax Commission of Milan. The appeal of the tax authorities against the first three assessments was rejected by the Regional Tax Commission of Milan. The appeal of the tax authorities against the fourth decision, related to 1992, has not yet been discussed. In December 2000 the tax authorities notified Eni SpA of a formal assessment concerning income understatement in 1994, for an improper use of euro 20 million tax loss carryforwards. The Provincial Tax Commission of Milan accepted Eni’s challenges against this assessment with decision issued on May 7, 2001. On June 26, 2002 the tax authorities appealed to the Regional Tax Commission.

     With a decree dated December 6, 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (now merged into Eni SpA) will withhold the appropriate amount in its collections from customers, for future payment to the tax authorities. Given uncertainties in interpretation, the same decree provides the terms within which distribution companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distribution companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax and therefore appealed this decree to the relevant jurisdictional bodies. With respect to this matter an official interpretation was requested from the Ministry of Economy and Finance. With its decision of May 29, 2001 the Ministry confirmed that the additional excise tax cannot be applied. However, the Region decided not to revoke its decree and consequently Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the Administrative Court is not entitled to express judgment on this issue. Therefore, if the Region should request payment, Snam will challenge this request in Court. At a later date the Lombardia Region decided with regional law 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date.

     Environment

     In 1992, the Minister of Environment filed an action against EniChem SpA and other parties to recover between euro 135 million and euro 870 million in damages relating to the discharge of effluents by the Mantua plant. This plant was owned by a former subsidiary of Montedison SpA that was conferred to Enimont SpA in connection with the formation of the Enimont joint venture. In September 1999, the State attorney requested that all the parties be condemned by the Court of Brescia to pay compensatory damages resulting from the proceeding of not less than euro 135 million.

     An action was started in 1997 concerning the criminal charges brought by the Venice public prosecutor against 28 persons, including 12 former and current managers of subsidiaries of Eni(1), for alleged mismanagement of the Porto Marghera plant starting in the 1970s and for the alleged pollution and health damage resulting therefrom. In most cases such charges relate to a period in time when the plant was managed by companies not owned by Eni. With reference to the 25 year period examined in the proceeding (1971-1995) EniChem managed the CVM-PVC plant from 1987 to 1993, while land parcels and other plants were managed by EniChem only from 1990 onwards. The inclusion of Eni SpA as defendant for environmental damage and crimes related to injuries and death of persons that had worked near the Porto Marghera petrochemical plant is based on the fact that Eni SpA is a shareholder of companies operating in Porto Marghera, rather than on Eni’s participation in managing such companies. Plaintiffs are both institutions (Italian Government, Veneto Region, Venice Province and some municipalities) and 69 persons and entities. Damage payments were requested for a total amount of euro 511 million, but a request of euro 2,035 million was presented in case the judge should not identify evidence for each specific case. The state attorney estimated the cost of environmental remediation in euro 36,952 million and the illicit profit of defendants of euro 5,970 million. Damage payment has been requested jointly of all defendants. Only for the environmental damage did the State Attorney request individual payment of each defendant found guilty. Another party which was a principal defendant together with Eni has reached an agreement with the plaintiff agreeing to a payment of approximately euro 260 million. Subsequently, on November 2, 2001 the Court of Venice acquitted all defendants. On May 3, 2002 the judgment was deposited. The State attorney has proposed appeal, but the date for the debate has not been fixed. Eni has made a provision for this matter.

     In 1999, the public prosecutor of Gela started an investigation against a former manager of the Gela refinery in order to ascertain alleged soil and sea pollution caused by the discharge of effluents by the refinery. On November 2002, «Italia Nostra», and «Friends of the Earth», two environmental NGOs, filed civil claims within this proceeding and requested the payment of compensatory damage from AgipPetroli SpA (now merged into Eni SpA) for a total of euro 15,050 million. The judge for preliminary investigations rejected the public prosecutors’ request to extend the deadline for further investigations, as the related request has been untimely filed. As a result, only the evidence arising from the investigations completed within the original deadline will be admitted.

     In 2000, the public prosecutor of Brindisi commenced a criminal action against 68 employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date. Among the defendants, 20 are former employees or former directors of EniChem SpA’s subsidiaries that managed these plants from 1983 to 1993. The preliminary stage of the proceeding is closed with a request by the public prosecutor of dismissal for EniChem’s employees. The judge for preliminary investigations still has to decide on the dismissal.

     In 2000, the public prosecutor of Gela started an investigation on prohibited emissions from AgipPetroli SpA’s refinery (now merged into Eni SpA) (as per art. 674 of the Criminal Code), which are purported to have had negative effects on the health of a number of citizens of Gela, and on AgipPetroli’s lack of declaration of such emissions in violation of Presidential Decree No. 203 of 1998. The investigation brought an action against some former managers of the refinery for events registered from 1997. The Municipality of

Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damage from AgipPetroli for a total of euro 878 million.

     Under Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax on owners of primary pipelines (operating at a maximum pressure of over 24 bar) in Sicily. The purpose of the tax is «to finance investments aimed at reducing and preventing potential environmental damage caused by pipelines containing natural gas». The tax for 2002, based on the volume of the gas pipelines, has been fixed at a rate of euro 153 per cubic meter for pipelines on public land and euro 137.70 per cubic meter for pipelines on private land. The tax is payable from April 2002 and the amount due by Snam Rete Gas SpA for 2002 totaled approximately euro 97 million. The amount of the tax can be changed by the Region with special ruling before December 31 of each year. Otherwise the tax is deemed to remain the same plus the official rate of inflation as published by ISTAT.

     In order to protect its interests, Snam Rete Gas: (i) on July 30, 2002, filed a claim with the European Commission aimed at opening a proceeding against the Italian Government, with the further option that the European Commission after the first inquiry phase, can request the Court of Justice to suspend the application of the regional law with an urgent ruling; (ii) notified the Sicilia Region its request for reimbursement of taxes paid, as a first step to the furthering of the dispute and warned the Sicilia Region not to make use of those sums expecting final rulings; (iii) on October 18, 2002, as circumstances materialized constituting tacit rejection of the request for reimbursement, filed a claim with the Tax Commission of Palermo aimed at obtaining a definitive and rapid decision ascertaining the legitimacy of the tax.

     The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transmission activity, subjected its inclusion in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, with decision No. 146/2002 the Authority published two sets of tariffs: one, in force, that does not take into account the tax and the second one including it, that will be automatically applied with retroactive effect should the tax be judged legitimate.

     In September 2002 Snam Rete Gas filed a claim with the Regional Administrative Court of Lombardia requesting the immediate application of tariffs including the tax. With ruling of December 20, 2002, the Court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments based on authoritative legal counsel and of said Court ruling. Payments affected until November 2002 totaled euro 86.4 million.

     In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. For cautionary reasons, Snam Rete Gas did not record the recovery of costs borne in its accounts, taking into account the uncertainties on the future evolution of this dispute and the time necessary to reach a final judgment.

     On January 16, 2003 the court of Siracusa ordered the imprisonment of 7 employees of Enichem SpA and Polimeri Europa SpA and house arrest for another 10 employees of the same companies. Those persons are accused of criminal association in the mismanagement relating to the production, disposal and treatment of liquid and solid waste materials, obtaining an illicit income in violation of Decree No. 417/1999 (which implemented the Ronchi Decree) of the Ministry of Environment and article 416 of the penal code. In September 2001 the Public Prosecutor of Siracusa started an inquiry to investigate the mismanagement of the (liquid and solid) waste materials in Enichem’s plant of Priolo, the inquiry involves also the chlorine soda plant. On February 6, 2003 the Court of Reviews decided to transform the imprisonments into house arrest and cancelled the detention of the other employees subject to the investigation.

     Antitrust, EU Proceedings, and actions of the Authority for Electricity and Gas

     In March 1999, the Antitrust Authority concluded its investigation and: (i) verified that Snam SpA (now merged into Eni SpA) abused its dominant position in the market for the transportation and distribution of natural gas; (ii) fined Snam SpA euro 2 million and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio. On May 26, 1999 stating that these decisions are against law No. 9/1991 and the European Directive 98/30/CE, that Court granted the suspension of the decision. The Antitrust Authority did not appeal against the suspension. The decision of the merits of the dispute is still pending.

     On November 21, 2002 the Italian Antitrust Authority concluded the investigation which was commenced on the request of Blugas SpA concerning Eni’s alleged violation of competition rules, and acquitted Eni for the specific case of Blugas (in light of the fact that in the spring-summer of 2001 Eni partially accepted Blugas’s request to access the network) but decided that Eni had violated access rules by giving priority access to Italian purchasers with which Eni had entered into supply contracts; Eni supplies volumes of natural gas to those purchasers at the entry points into the Italian network. The Antitrust Authority considers that these contracts infringe the rationale of article 19 of Legislative Decree No. 164/2000 which provides for limitations on the volumes to be input by any single operator into the national network. Given this infringing behavior and the lack of clarity of Italian regulations and Eni’s availability to increase the transmission capacity of gas lines outside Italy, the Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit «a report indicating measures to be taken to eliminate infringing behaviors with specific attention to the upgrading of the transmission network or equivalent actions». Eni filed this report on March 6, 2003. On February 5, 2003 Eni filed a claim with the Regional Administrative Court of Lazio in Rome requesting the annulment of the measures taken by the Authority.

     With its decision of June 5, 2001 the Antitrust Authority started an inquiry against AgipPetroli SpA, Atriplex SpA and other companies for alleged limitations of competition within the tenders offered by public transportation companies in the urban areas of Naples, Turin and Milan for the supply of gas oil for automotive use in the period 1996-2000. This proceeding intends to ascertain if the alleged agreements could be the expression of a more general arrangement among companies for dividing among themselves the mentioned fuel supplies. The Authority has postponed the closing date of the proceeding from October 11, 2002 to February 24, 2003. On December 10, 2002 the parties had their last hearing. On March 4, 2003 the Authority’s decision has been presented, that has confermed violations for all companies involved and has fined AgipPetroli and Atriplex euro 118,000. In May 2003, Eni appealed the decision with the Regional Administrative Court of Lazio.

Environmental Regulations

     Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict air emission and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although Eni, considering the actions already taken, the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect on its consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that this will be the case due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going characterizations and the other possible effects of decree No. 471/99 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

24) Segment information

     Segment information is presented in accordance with the revised IAS 14. Intersegment sales are conducted on an arm’s length basis.

Information by industry segment

	Exploration	Gas	Refining		Oilfield	Other
	&	&	&		Services and	activities
	Production	Power	Marketing	Petrochemicals	Engineering	(a)	Total

	(million E)
2000
Net sales from operations (b)	12,308	14,427	25,462	6,018	2,146	608
Less: intersegment sales	(9,384)	(713)	(1,549)	(570)	(384)	(431)
Net sales to customers	2,924	13,714	23,913	5,448	1,762	177	47,938
Operating income	6,603	3,178	986	4	144	(143)	10,772
Identifiable assets (c)	15,170	12,927	8,257	3,559	2,890	867	43,670
Unallocated assets							12,693
Identifiable liabilities (d)	4,408	2,954	4,048	1,223	1,854	1,018	15,505
Unallocated liabilities							16,785
Capital expenditures	3,539	794	533	265	245	55	5,431
Depreciation, amortization and writedowns	(2,364)	(479)	(547)	(274)	(148)	(31)	(3,843)
Interest income	89	36	36	24	18	332	535
Interest expense	(140)	(92)	(37)	(9)	(28)	(368)	(674)
2001
Net sales from operations (b)	13,960	16,098	22,083	4,761	3,114	695
Less: intersegment sales	(8,430)	(668)	(1,202)	(471)	(509)	(506)
Net sales to customers	5,530	15,430	20,881	4,290	2,605	189	48,925
Operating income	5,984	3,672	985	(332)	255	(168)	10,396
Identifiable assets (c)	24,261	12,860	7,420	2,488	3,136	789	50,954
Unallocated assets							11,782
Identifiable liabilities (d)	5,098	3,037	3,345	1,312	1,927	1,145	15,864
Unallocated liabilities							17,683
Capital expenditures	4,276	1,065	496	361	304	75	6,577
Depreciation, amortization and writedowns	(3,251)	(503)	(517)	(251)	(203)	(46)	(4,771)
Interest income	75	32	37	23	10	316	493
Interest expense	(272)	(74)	(33)	(6)	(17)	(409)	(811)
2002
Net sales from operations (b)	12,877	15,297	21,546	4,781	4,546	897
Less: intersegment sales	(8,795)	(623)	(1,037)	(406)	(479)	(682)
Net sales to customers	4,082	14,674	20,509	4,375	4,067	215	47,922
Operating income	5,175	3,244	320	(347)	298	(188)	8,502
Identifiable assets (c)	23,686	12,482	7,634	3,580	5,026	469	52,877
Unallocated assets							12,931
Identifiable liabilities (d)	4,764	2,969	2,861	2,714	2,741	1,025	17,074
Unallocated liabilities							20,383
Capital expenditures	5,615	1,313	545	249	232	94	8,048
Depreciation, amortization and writedowns	(3,884)	(512)	(494)	(266)	(267)	(81)	(5,504)
Interest income	59	14	64	5	7	173	322
Interest expense	(185)	(37)	(26)	(13)	(10)	(297)	(568)

(a)	Other activities include Eni-Corporate financial data which is not significant.

(b)	Before elimination of intersegment sales.

(c)	Includes assets directly related to the generation of operating income.

(d)	Includes liabilities directly related to the generation of operating income.

Geographic financial information

     Assets and Investments by geographic area of origin

		Other	Rest of				Other
	Italy	EU	Europe	Africa	Americas	Asia	Areas	Total

	(million E)
2000
Identifiable assets (a)	24,554	4,851	2,177	6,651	3,859	1,570	8	43,670
Investments in fixed and intangible assets	2,206	439	283	1,186	753	562	2	5,431
2001
Identifiable assets (a)	23,513	7,546	2,721	8,653	4,552	3,958	11	50,954
Investments in fixed and intangible assets	2,407	595	249	1,405	923	923	75	6,577
2002
Identifiable assets (a)	24,524	6,806	3,863	9,122	3,432	4,385	745	52,877
Investments in fixed and intangible assets	2,396	546	305	2,497	721	1,333	250	8,048

(a)	Includes assets directly related to the generation of operating income.

     Sales from operations by geographic area of destination

	2000	2001	2002

	(million E)
Italy	27,184	27,244	23,797
Other European Union	6,944	8,226	8,450
Rest of Europe	2,711	3,136	4,712
Africa	2,083	2,180	2,478
Americas	6,034	6,169	5,317
Asia	2,959	1,949	3,154
Other areas	23	21	14
	47,938	48,925	47,922

25) Fair value of financial instruments

     In the normal course of its business, Eni utilizes various types of financial instruments. These instruments include recorded assets and liabilities, as well as items that principally involve off-balance sheet risk. Information about the fair value of Eni’s financial instruments is presented below.

—	Marketable securities: the fair values of marketable securities are based upon market value.

—	Non-current investments carried at cost: such investments are not publicly traded and do not have quoted market prices. An estimate of fair value has not been made because the amount of the investment is not significant and the estimation of fair value would require incurring excessive costs.

—	Current investments: such investments are publicly traded and their fair value is represented by their quoted market price.

—	Non-current receivables: the fair values of non-current receivables are estimated based on the discounted value of future cash flows expected to be paid, considering rates of interest which Eni could earn on similar credit. The differences between the carrying and market values of non-current receivables at December 31, 2001 and 2002, excluding tax credits with Italian tax authorities, were not significant and are not included below. In relation to tax credits the interest rate (2.5% on a six-month basis) is aligned with the average market rate trend.

—	Current receivables: the fair values of current receivables are not included below because they are approximated by their carrying values.

—	Bonds payable, current portion of long-term debt and long-term debt: the fair values of bonds payable and long-term debt, including current maturities, are based on discounted cash flow analyses.

—	Short-term debt: the carrying value of short-term debt approximates fair value because of the short period of time between the origination and maturity of the borrowings.

     Non-current payables: the fair values of non-current payables are estimated based on the discounted value of future cash flows. The differences between the carrying and market values of non-current payables at December 31, 2001 and 2002, were not significant and are not included below.

	Dec. 31, 2002		Dec. 31, 2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	(million E)
Marketable securities and current investments	1,709	1,736	1,530	1,549
Bonds and long-term debt, including current maturities (1)	7,317	7,641	7,530	8,002

(1)	The carrying value is increased by the market value of the acquired interest rate financial debts which are recorded under «Accrued expenses and deferred income» of balance sheet liabilities and it is decreased by implicit interest under «Accrued expenses and deferred income» of balance sheet assets.

—	Derivative financial instruments: the fair value of derivatives generally reflects the estimated amounts that Eni would pay or receive to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes or appropriate pricing models have been used to estimate the fair value of Eni’s derivatives. The carrying value, compared with the fair value, represents the amount of interest rate and exchange rate differentials recognized but not yet paid at year-end. For foreign exchange derivatives related to monetary assets and liabilities, the carrying value also represents the adjustment using current exchange rates at year-end. The difference between carrying value and fair value is therefore not significant.

	Dec. 31, 2001		Dec. 31, 2002

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	(million E)
Interest rate derivatives:
— assets	9	91	12	101
— liabilities	(27)	(33)	(18)	(129)
Foreign exchange derivatives:
— assets	208	53	333	244
— liabilities	(87)	(56)	(298)	(74)

26) Transactions with related parties

     In accordance with rules issued by Consob the Italian Stock Exchange Commission on February 20, 1997 No. 97001574 and subsequent amendments, the following is a description of transactions with related parties.

     In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities owned or controlled by the Government. All such transactions are conducted in the interest of Eni companies.

     Relevant transactions effected with entities controlled by the Italian government are only those with Enel, the Italian National Electric Utility.

     The following is a description of trade and financing transactions with related parties.

Trade transactions

	Dec. 31, 2000				2000

					Costs		Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Guarantees	Services

	(million E)
Affiliated companies
Polimeri Europa Srl	99	91			204	1	797	227
Sares SpA Raffinerie Sarde	42	106			277	146	425	24
Blue Stream Pipeline Company BV	71	84	623					198
Bayernoil Raffineriegesellschaft mbH		30				576
Petrobel Belayim Petroleum Co	16	148				296
Promgas SpA	15	21			152		150
Raffineria di Milazzo ScpA	28	18				164	70	24
Superoctanos CA	8	14			230		6
Agip Oil Company Ltd	4	53				154
Serfactoring SpA	1	169						1
Inca International SpA	12		5				79	6
Gruppo Distribuzione Petroli Srl	17					1	72
Supermetanol Ca		5			53			12
Transitgas AG	1	11				13
Other	145	100	55	6	37	243	360	70
	459	790	683	6	953	1,594	1,959	562
Non consolidated subsidiaries
Enirisorsa SpA (in liquidation)	1	7	522
Transmediterranean Pipeline Co Ltd		9				145		1
Agricoltura SpA (in liquidation)	4	1	30				5	3

	Dec. 31, 2000				2000

					Costs		Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Guarantees	Services

	(million E)
Other (*)	68	62	140		3	58	46	17
	73	79	692		3	203	51	21
Entities owned or controlled by the Government	532	869	1,375	6	956	1,797	2,010	583
Enel SpA	334	9			22	11	1,517	509
	866	878	1,375	6	978	1,808	3,527	1,092

(*) Each individual amount included herein does not exceed euro 50 million.

		Dec. 31, 2001			2001

					Costs		Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Guarantees	Services

	(million E)
Affiliated companies
Blue Stream Pipeline Company BV	146	84						471
Bayernoil Raffineriegesellschaft mbH	15	27				612	1
Promgas SpA	21	21			267		302
Petrobel Belayim Petroleum Co	21	116				296
Raffineria di Milazzo ScpA	7	6				151	57
Superoctanos CA	9	7			191	1		1
Agip Oil Company Ltd	16	47				130
Trans Austria Gasleitung GmbH		89	118				34
Serfactoring SpA	1	142
Bronberger & Kessler Handelsgesellschaft U Gilg & Schweiger GmbH & Co Kg	8						92
Bernhard Rosa Inh Ingeborg Plochinger GmbH	7						85
Gruppo Distribuzione Petroli Srl	17						68
Inca International SpA	6						53	9
Saccne Rete Srl	4					2	53
Supermetanol CA		2			50			1
Transitgas AG	2	17				25
Other (*)	134	29	31		63	166	154	29
	503	616	31		571	1,417	865	511
Non consolidated subsidiaries
Polimeri Europa Srl	47	19			185	1	677	92
Transmediterranean Pipeline Co Ltd		10				142
Hotel Assets Ltd			51
Other (*)	77	138	111		9	44	59	4
	124	167	162		194	187	736	961
	627	783	193		765	1,604	1,601	607

		Dec. 31, 2001			2001

					Costs		Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Guarantees	Services

	(million E)
Entities owned or controlled by the Government
Enel SpA	70	9			20	23	1.512	226
	697	792	193		785	1,627	3,113	833

(*) Each individual amount included herein does not exceed euro 50 million.

	Dec. 31, 2002			2002

				Costs		Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

	(million E)
Affiliated companies
Bayernoil Raffineriegesellschaft mbH			28			652	1
Promgas SpA	23	25		212		227
Erg Raffinerie Mediterranee Srl	27	30			14	137	69
Petrobel Belayim Petroleum Co		86			164
Raffineria di Milazzo ScpA	6	6			159	55	1
Superoctanos CA	4	18		181
Trans Austria Gasleitung GmbH		12			176
Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg	10				60	117
Albacom SpA	22	12		2	53	1	8
Serfactoring SpA	2	94
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	8				35	84
Azienda Energia e Servizi SpA	2	22			55	2	2
Gruppo Distribuzione Petroli Srl	16					66
Karachaganak Petroleum Operating BV	40	13			52		214
Transitgas AG		7			56
Trans Europa Naturgas Pipeline GmbH			9			43
Blue Stream Pipeline Company BV	50						489
Agip Oil Company Ltd	27	12			83
Other (*)	32	67	147	55	57	105	14
	269	441	147	464	1,782	727	728
Non consolidated subsidiaries
AgipGas BV	13	94	412		3
Agip (Btc)			206
Transmediterranean Pipeline Co Ltd	6	1			122
Other (*)	26	18	39	7	35	8	32
	45	113	657	7	160	8	32
	314	554	804	471	1,942	735	760
Entities owned or controlled by the Government
Enel Group	42	5			76	1,475	308
	356	559	804	471	2,018	2,210	1,068

(*) Each individual amount included herein does not exceed euro 50 million.

Financing transactions

	Dec. 31, 2000			2000

Name	Receivables	Payables	Guarantees	Charges	Gains

		(million E)
Affiliated companies
Blue Stream Pipeline Company BV			931		8
Transitgas AG	493				16
Polimeri Europa Srl	259		60		18
Supermetanol CA	20		129		2
Superoctanos CA	4		126
Raffineria di Milazzo SpA	11		66
Serfactoring SpA	70			1	1
Bayernoil Raffineriegesellschaft mbH	13				1
Other (*)	46	66	17	1	2
	916	66	1,329	2	48
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	431		152		41
Agricoltura SpA (in liquidation)		215		9
Enirisorse (in liquidation)	19	34	44	1	1
Other (*)	53	60	23	16	4
	503	309	219	26	46
	1,419	375	1,548	28	94

	Dec. 31, 2001			2001

Name	Receivables	Payables	Guarantees	Charges	Gains

		(million E)
Affiliated companies
Blue Stream Pipeline Company BV		49	983	1	21
Transitgas AG	608				19
Trans Austria Gasleitung GmbH	469				2
Superoctanos CA	3		130
Supermetanol CA	16		134		1
Serfactoring SpA	77	21			1
Raffineria di Milazzo ScpA	21		66
Bayernoil Raffineriegesellschaft mbH					1
Other (*)	56	80	19	7	3
	1,250	150	1,332	8	48
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	429		113		32
Polimeri Europa Srl	306		120		17
Other (*)	59	52	8	4	2
	794	52	241	4	51
	2,044	202	1,573	12	99

(*) Each individual amount included herein does not exceed euro 50 million.

	Dec. 31, 2002			2002

Name	Receivables	Payables	Guarantees	Charges	Gains

		(million E)
Affiliated companies
Blue Stream Pipeline Company BV		15	874		30
Transitgas AG	655				10
Trans Austria Gasleitung GmbH	448				15
EnBW — Eni Verwaltungsgesellschaft mbH	264
Serfactoring SpA	46				2
Superoctanos CA	2		40
Bayernoil Raffineriegesellschaft mbH	24
Other (*)	72	80	91	9	7
	1,511	95	1,005	9	64
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	326		95		18
Agip (Btc)	27
Other (*)	47	68	5	7	2
	400	68	100	7	20
	1,911	163	1,105	16	84

     In 2000, trade transactions with Polimeri Europa related to the sale of basic petrochemical products and engineering services, financing transactions related to conditioned financing for operations, while guarantees were provided to banks in relation to loans. Transactions with Saras Raffinerie Sarde, Bayernoil Raffineriegesellschaft and raffineria di Milazzo related to the refining of crude oil, and only with Saras Raffinerie Sarde and Raffineria di Milazzo the sale of crude oil, the purchase of petroleum products and engineering services, and guarantees given on behalf of Raffineria di Milazzo to banks in relation to loans. Trade and financial transactions with Blue Stream Pipeline Company related to the construction of a pipeline between Turkey and the Russian Federation. Transactions with Petrobel Belayim Petroleum and Agip Oil Company related to services for exploration and production. Trade transactions with Promgas concern the sale of natural gas. Transactions with Superoctanos and Supermetanol concern the purchase of fuel additives and guarantees provided to banks in relation to lendings. Trade transactions with Inca International concern the sale of petrochemical products. Transactions with Serfactoring concern factoring activities and financing. Transactions with Gruppo Distribuzione Petroli concern sales of petroleum products. Receivables with Transitgas relate to the financing of the doubling of the Italy/Netherlands pipeline in the Swiss section and transport services.

     Guarantees given by Enirisorse (in liquidation) relate to the commitments given to acquirors of divested activities. Transactions with Transmediterranean Pipeline related to financings and guarantees given to banks in relation to loans and lines of credit for the construction of natural gas transmission facilities and transport services. Borrowings to Agricoltura (in liquidation) and Enirisorse (in liquidation) related to temporary cash deposits with Eni’s financing subsidiaries.

     Transactions with Enel related to the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

     In 2001, trade and financial transactions with Blue Stream Pipeline Company related to the construction of a pipeline that will link the Russian Federation to Turkey. Transactions with Bayernoil Raffineriegessellschaft and Raffineria di Milazzo related to the refining of crude oil, and only with Raffineria di Milazzo the sale of crude oil, the purchase of petroleum products, and guarantees given on behalf of Raffineria di Milazzo to banks in relation to loans. Trade transactions with Promgas related to the sale of natural gas. Transactions with Petrobel Belayim Petroleum and Agip Oil Company concern services for exploration and production. Transactions with Superoctanos and Supermetanol related to the purchase of fuel additives and guarantees provided to banks in relation to lendings. Financial transactions with Trans Austria Gasleitung GmbH related to the financing of the Austrian section of the gasline from the Russian Federation to Italy as well as transmission of natural gas. Transactions with Serfactoring related to factoring activities and financing. Trade transactions with Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Bernhard Rosa Inh. Ingeborg Plochinger GmbH and Saccne Rete related to the sale of refined products on wholesale markets. Transactions with Gruppo Distribuzione Petroli related to sales of petroleum products. Trade transactions with Inca International related to the sale of petrochemical products. Receivables with Transitgas related to the financing of the doubling of the Italy/Netherlands pipeline in the Swiss section and natural gas transport services.

     Transactions with Transmediterranean Pipeline related to financings and guarantees given to banks in relation to loans and lines of credit for the construction of natural gas transmission facilities and transport services. Trade transactions with Polimeri Europa related to the sale of basic petrochemicals and electricity, financial transactions related to financings for operating activities and guarantees given to banks. Guarantees given to Hotel Assets Ltd related to tax payments.

     Transactions with Enel related to the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

2002 Trade transactions

     Engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors for a total of approximately euro 18 million in 2002.

     The most significant transactions related to:

—	Acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH, Transitgas AG, Trans Europa Naturgas Pipeline GmbH e Transmediterranean Pipeline Co Ltd, transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and employed capital.

—	Sale of natural gas outside Italy with Promgas SpA.

—	Specialized services in upstream activities to Petrobel Belayim Petroleum Co, Karachaganak Petroleum Operating BV, Agip Oil Co Ltd and AgipGas BV; services are invoiced on the basis of incurred costs; and exclusively with Karachaganak Petroleum Operating BV, services are provided by Eni’s oilfield services;

—	Acquisition of refining services from Raffineria di Milazzo ScpA and Erg Raffinerie Mediterranee Srl on the basis of incurred costs for Raffineria di Milazzo ScpA, and general conditions applied to third parties for Erg Raffinerie Mediterranee Srl.

—	Sale of petrochemical products, supplying of crude oil refining activities and fuel additive purchases from Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Gruppo Distribuzione Petroli Srl, Bayernoil Raffineriegesellschaft GmbH and Superoctanos CA.

—	Communication services, data transmission and concessions of optical fibres with Albacom SpA.

—	The construction of a pipeline between Turkey and the Russian Federation for Blue Stream Pipeline Co BV.

—	Factoring activities with Serfactoring SpA.

—	Transportation and distribution activities with Azienda Energia e Servizi SpA.

—	Guarantees given in relation to the construction of an oil pipeline by Agip (Btc).

     Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

2002 Financing transactions

     The most significant transactions related to:

—	Guarantees provided to banks and related fees to Turkey, the financing of the doubling of the Italy/Netherlands pipeline in the Swiss section and the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Blue Stream Pipeline Co BV, Transitgas AG, Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

—	Concessions of loans to En-BW-Eni Verwaltungsegesellschaft mbH for the acquisition of Gasversorgung Süddeutschland GmbH;

—	Concessions and guarantees provided to banks in relation to lendings to Serfactoring SpA, Bayernoil Raffineriegesellschaft mbH, Superoctanos CA and Agip (Btc).

27) Summary of significant differences between Italian accounting principles and U.S. GAAP

     Eni’s financial statements have been prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. A description of the significant differences and their effects on net income and shareholders’ equity is set forth in the following notes. Those differences described below that are not included in the reconciliations of net income or net equity (see note 28), either had no effect, or their effect was not significant. See also note 2) Summary of significant accounting and reporting policies for additional information on the accounting principles that Eni follows.

A) Consolidation Policy

     Eni’s consolidation policy is described on page F-14 under the heading «Principles of Consolidation». In particular, under Italian GAAP the consolidated financial statements include also companies in which Eni holds less than 50% of the voting rights, but over which it exercises control in shareholders’ meetings.

     Under U.S. GAAP investments of less than 50% are accounted for by applying the equity method. Saipem SpA (43.0%) and Società Italiana per il Gas pA (40.9%), including the subsidiaries of such entities which are controlled by Eni without holding the majority of voting rights, have been consolidated under the equity method for U.S. GAAP purposes.

B) Exploration and Development activities

     Exploration

     Under Italian GAAP, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits and for the extension of existing permits are capitalized and amortized over the expected period of benefit.

     Under U.S. GAAP, costs relating to exploratory wells are initially capitalized as «incomplete wells and other» until it is determined if commercial quantities of reserves have been discovered («successful efforts method»). That determination is made after completion of drilling the well, and the capitalized costs are either charged to expense or reclassified as part of Eni’s proved mineral interests. Exploratory well costs are generally expensed upon the earlier of determining that proved reserves have not been found, or within one year of completing drilling if such a determination cannot be made, unless the well is drilled in an area requiring a major capital expenditure before production could begin. Capitalized well costs related to proved properties are amortized over proved developed reserves on the basis of units of production. Other exploration costs, including geological and geophysical, are expensed when incurred.

     Development

     Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas. Costs to operate and maintain wells and field equipment are expensed as incurred.

     Under Italian GAAP, development costs of unsuccessful wells are expensed immediately. Development costs of successful wells are capitalized and amortized on the basis of units of production.

     Under U.S. GAAP, development costs are accounted for using the successful efforts method described above.

C) Valuation of Assets and subsequent revaluation

     Both Italian and U.S. GAAP require that assets which are impaired be written down to their fair value. However, under Italian GAAP, in order to determine whether an impairment exists the book value of an asset in question is compared to the sum of the discounted cash flows expected to be generated by such asset. If the sum of such discounted cash flows is less than the carrying value of the asset, an impairment exists.

     Under U.S. GAAP, SFAS No. 144 requires the performance of the same analysis using undiscounted cash flows.

     In addition, under Italian GAAP impairment charges are reversed when the situation giving rise to an impairment ceases to exist.

     Under U.S. GAAP reversals of impairment charges are not permitted.

D) Monetary revaluation of assets

     Under Italian GAAP, certain assets have been revalued at various times in accordance with various Italian laws.

     Under U.S. GAAP, such revaluations are not permitted.

     The adjustments provided in Note 30 below include the effect of the recomputation of depreciation expense and of gains/(losses) on disposals on a historical cost basis, as well as the elimination of these revaluations and the related accumulated depreciation.

E) Deferred tax assets and liabilities

     Under Italian GAAP deferred taxes are recorded if recoverable with reasonable certainty. Taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned. Any timing difference between purchase price and tax basis of an individual asset acquired does not result in the recording of an adjustment to the carrying value of such asset.

     Under U.S. GAAP, deferred tax assets are recorded if their recovery is more likely than not. The potential taxes on equity reserves are considered deferred tax liabilities and are accrued accordingly. Deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries as such earnings are expected to be permanently reinvested. In addition, under U.S. GAAP in situations where the purchase price of such assets purchased is not equal to the tax basis, deferred taxes must be provided for such differences and recorded as part of the acquisition.

     The adjustments included below take into account the realizability of deferred tax assets, based on the more likely than not criteria rather than the certainty of their recovery, deferred taxes on undistributed earnings of subsidiaries and deferred taxes on acquired temporary differences. The adjustments also include the deferred tax effect of U.S. GAAP adjustments.

F) Depreciation

     For Italian GAAP purposes, until 1999, in accordance with Italian practice, depreciation of natural gas pipelines, natural gas distribution networks and related plant and machinery, was accounted for by applying rates on a straight-line basis established by Italian tax authorities on the basis of technical studies conducted for homogeneous industries.

     Under U.S. GAAP, depreciation expense is recognized based on the economic useful life of the assets.

     The publication of Legislative Decree No. 164 of May 23, 2000, which imposed the separation of transmission and distribution activities from other natural gas activities and the criteria set for the determination of transport and distribution tariffs by the Authority for Electricity and Gas led companies operating in this segment to re-evaluate the useful lives of the assets. The useful lives calculated by Eni (40 years for pipelines and 50 for distribution networks) were confirmed by an independent appraisal and by the documents issued by the Authority. Therefore, from 2000 assets related to transmission and distribution activities are amortized, both under Italian GAAP and U.S. GAAP, based on these new useful lives.

G) Amortization of intangible assets

     Under Italian GAAP, goodwill is amortized on a straight-line basis in the utilization period, over a maximum period of twenty years. Other intangible assets are amortized systematically in relation to their residual useful life.

     Under U.S. GAAP goodwill and the intangible assets with an indefinite useful life cannot be amortized; these assets are subject to a yearly evaluation in order to define the relevant writedown if needed.

H) Capitalized interest expense

     Under Italian GAAP, Eni capitalizes interest expense only if certain conditions are met in the self-construction of assets.

     Under U.S. GAAP, actual interest costs incurred to bring qualified assets to their intended use, that theoretically could have been avoided if the expenditures for the assets had not been made, must be capitalized.

     The adjustment to U.S. GAAP under «Capitalized interest» included below represent the capitalization difference, based upon actual interest costs incurred during each period, as well as subsequent depreciation effect of the additional capitalized interest.

     I) Derivatives

     Under Italian GAAP, derivative conctracts are evaluated differently if they are used as hedging or as speculative instruments. Eni values derivatives that are used for hedging purposes, but that are not designated against specific transactions, according to the nature of the hedged assets. In particular, interest differences on derivatives hedging interest rates and premiums and discounts on exchange rate risk hedging contracts are recorded in the income statement over the term of the contracts. The currency component of exchange rate risk hedging is recorded in the income statement in the year in which the hedged asset/liability is first recorded. Profits on derivative contracts on price risks are recored in the income statement as offsetting the depreciation of the hedged asset. Losses are recorded when incurred. Derivative contracts used as speculative instruments are recorded at fair value and the related effects are recorded in the income statement.

     Under U.S. GAAP, SFAS 133 «Accounting for Derivative Instruments and Hedging Activities» establishes accounting and reporting for derivative instruments and hedging activities. In general SFAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Eni adopted SFAS 133 for U.S. reporting purposes on January 1, 2001. Eni uses derivative instruments to manage the risk of fluctuations in commodity prices, interest rates and foreign currencies (see note 24 for information regarding the instruments). SFAS 133 requires that derivative instruments that hedge the variability of expected cash flow, the fair value of an unduerlying, or foreign currencies related to a specific risk are designated as a cash flow hedge, fair value hedge, or fereign currency hedge, respectively. Changes in fair value of derivative instruments designated and effective as fair value hedges are recognized through earnings and changes in fair value of cash flow hedges are recognized through equity as a component of other comprehensive income.

     For U.S. GAAP purposes, on adoption of SFAS 133, the current U.S. GAAP hedging relationships for Eni’s existing derivative instrument were de-designated. The financial statement effect of this de-designation was not significant in 2001. Subsequent to adoption, movements in the fair value of the derivative instruments have been recorded as adjustments to U.S. GAAP net income as reflected in Note 28.

J) Stock Compensation

     Under Italian GAAP stock grants and options offered to employees for no consideration are recorded within the equity accounts when the shares are issued. In particular, stock grants made for no cash consideration are recorded at nominal value as a debit against a specific equity reserve, while shares issued after exercise of options are recorded as a capital increase for the nominal value and as an increase in the special reserve for the difference between amounts paid for exercising the options and the nominal value of issued shares. No compensation expense is recorded.

     Under U.S. GAAP stock grants and options offered to employees are recorded as compensation expense for the excess of the market value over the exercise price of the stock on the measurement date. Such compensation expense is recorded over the period of benefit.

     Eni has granted shares and options only to employees for no consideration. The compensation costs related to these instruments have been included below.

     Eni does not give stock compensation in exchange for goods and services from non-employees.

K) Financing costs

     Under Italian GAAP, direct financing costs related to issuances of equity are capitalized by Eni in the account «Intangible assets—organizational and financing costs» and amortized over their economic useful lives, not to exceed 5 years.

     Under U.S. GAAP, direct financing costs related to issuances of equity are netted against related proceeds.

L) Marketable securities

     Under Italian GAAP, marketable securities are carried at the lower of purchase cost or market value.

     Under U.S. GAAP, the accounting for investments in marketable securities uses a fair market value methodology. Eni’s marketable securities would be classified as available-for-sale with changes in market value recorded as a component of shareholders’ equity.

M) Treasury shares

     Under Italian GAAP, treasury shares, acquired as long-term investments, are recorded at cost adjusted for impairment. When the reasons for the impairment cease to exist, treasury shares are revalued.

     Under U.S. GAAP, treasury shares are recorded at cost regardless of their purpose. At December 31, 2000 and 2001, such difference had no effect on net income and shareholders’ equity under U.S. GAAP.

N) Extraordinary income and expense

     All items recorded by Eni as extraordinary under Italian GAAP in the periods presented herein would not qualify as extraordinary under U.S. GAAP. Such items have been reclassified to the appropriate income statement captions as determined by U.S. GAAP, certain of which have been included in the determination of operating income by segment. In addition, under U.S. GAAP, extraordinary items are presented net of tax.

O) Sales of government bonds

     Eni accounted for government bonds transferred primarily to employees at par value, with the repurchasing commitment at the same value, as sales of bonds, and recognized the related gains in current income. For U.S. GAAP purposes, the terms of these transactions would result in their treatment as financing transactions and consequently in cash flow statement prepared under U.S. GAAP these cash flows would be included in financing activities. Under this method, the bonds would remain as assets and the proceeds from the «sales» would be treated as obligations. Gains and losses from such sales are not significant.

P) Reclassification of inventory

     Eni compulsory stock relates primarily to our Italian operations. Under Italian law Eni is required to retain certain strategic quantities of natural gas and petroleum products («compulsory stock») in its storage facilities at all times. Eni values natural gas and petroleum products held as compulsory stock as inventories that are subject to lower of cost or market valuations annually.

     Under U.S. GAAP, current assets, such as inventories, are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business, which for Eni is twelve months. As Eni’s compulsory stock is not expected to be sold or consumed within the next twelve months, compulsory stock amounts are recorded, for U.S. GAAP balance sheet purposes, in non-current assets under the caption Non-current Inventories (Compulsory Stock).

Q) Comprehensive Income

     Under Italian GAAP, Comprehensive Income does not exist.

     U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Standard No. 130, «Reporting Comprehensive Income» («SFAS 130»).

     Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transactions with shareholders. The required information pursuant to SFAS 130 is presented in the reconciliation that follows. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

R) Earnings per share

     Under Italian GAAP prior year earnings per share is recalculated each year to include in the weighted-average number of shares the number of shares issued through stock grants made in 2002.

     Under U.S. GAAP prior year earnings per share is not adjusted for the exercise of stock grants in 2002. This difference did not result in a quantitative difference between U.S. GAAP and Italian GAAP.

28) Reconciliations between net income and shareholders’ equity determined under Italian GAAP to U.S. GAAP

     The following is a summary of the significant adjustments to net income for the years ended December 31, 2000, 2001 and 2002 and to shareholders’ equity as of December 31, 2001 and 2002 that would be required if U.S. GAAP had been applied instead of Italian GAAP in the consolidated financial statements.

     Also net comprehensive income is reported in accordance with Statement of Financial Accounting Standards No. 130 («SFAS 130»).

	2000	2001	2002

	(million E)
Net income according to the financial statements prepared under Italian GAAP	5,771	7,751	4,593
Items increasing (decreasing) reported net income:
A. Effect of the differences related to companies consolidated under Italian GAAP but carried at equity method under U.S. GAAP (a)	(33)	(69)	56
A. Effect of the differences related to companies carried at equity method			106
B. Successful-efforts accounting	137	265	222
C. Asset impairments and revaluations	(19)	17	71
D. Elimination of monetary revaluation	30	33	37
D. Adjustment of gains on disposals due to elimination of monetary revaluation			227
E. Deferred taxes	(20)	(499)	(16)
F. Use of different depreciation rates	(120)	(115)	(67)
G. Adjustment of amortization of goodwill (b)			29
H. Capitalized interest expense	15	(7)	(33)
I. Derivatives contracts		52	54
J. Stock grants and options awarded to employees	(3)	(22)	(9)
K. Adjustment of financing costs			6
— adjustment of gains on the sale of an interest in consolidated subsidiary (c)			(1,385)
— other changes			60
— effect of U.S. GAAP adjustments on minority interest (d)		69	183
Net adjustments	(13)	(1,434)	699
Net income in accordance with U.S GAAP	5,758	6,317	5,292
Net income per share (based on the weighted-avarage number of ordinary shares outstanding for each period) (e)	1.44	1.62	1.38
Net income per ADS (based on five shares per ADS) (e)	7.21	8.08	6.92

(a)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to companies fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically, this refers to Saipem SpA and Società Italiana per il Gas pA.

(b)	Had SFAS 142 been adopted for years 2000 and 2001, its effects would have been to increase net income by euro 26 and 44 million, respectively and to increase earnings per share by euro 0.01 in both years.

(c)	Adjustment made to determine the gain under U.S. GAAP on the sale of stock in Snam Rete Gas, due to the fact that Eni’s net equity in the subsidiary is different under U.S. GAAP and Italian GAAP, mainly owing to differences in depreciation rates of fixed assets as the depreciation rates applied under Italian GAAP were more accelerated than those applied under U.S. GAAP, as more fully described in Note 27 F. The carrying value of the sold portion of Eni’s investment in Snam Rete Gas (40.24%) under U.S. GAAP immediately prior to its sale was euro 1,134 million, thus resulting in a net gain on sale of euro 1,068 million on proceeds from sale of euro 2,202 million.

(d)	Adjustment to account for minority interest portion of differences B through K, which include 100% of the effect of differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.

(e)	Amounts in euro.

	Dec. 31, 2001	Dec. 31, 2002

Shareholders’ equity according to the financial statements prepared under Italian GAAP	27,483	26,257
Items increasing (decreasing) reported shareholders’ equity:
A. Effect of the differences related to companies consolidated under Italian GAAP but carried at equity method under U.S. GAAP (a)	55	131
A. Effect of the differences related to companies corried at equity method		106
B. Successful-efforts accounting	2,621	2,543
C. Assets impairments and revalutations	(79)	28
D. Elimination of monetary revaluations	(137)	(115)
E. Deferred taxes	(3,420)	(3,347)
F. Use of different depreciation rates	2,477	2,409
G. Goodwill		29
H. Capitalized interest expense	686	648
I. Derivatives contracts	52	106
K. Financing costs	(28)	(20)
L. Fair value of marketable securities	27	19
— other changes		60
— effect of U.S. GAAP adjustments on minority interest (b)	(1,297)	(1,118)
Net adjustments	957	1,479
Shareholders’ equity in accordance with U.S. GAAP	28,440	27,736

(a)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related specifically to Saipem, Società Italiana per il Gas pA.

(b)	Adjustment to account for minority interest portion of differences B through L, which include 100% of effect of differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.

     Shareholders’ equity under U.S. GAAP includes other comprehensive income of euro 1,389 million, in positive, and, in negative, of euro 744 million as of December 31, 2001 and 2002, respectively. Such other comprehensive income relates to exchange rate differences resulting from the translation of financial statements of foreign companies (cumulative translation adjustment) and to the fair value of marketable securities gross of deferred income taxes. The decrease of the other comprehensive income of euro 2,133 regards essentially exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 2,125 million; of which euro 1,700 million related to companies whose functional currency is the U.S. dollar.

Comprehensive income

     U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Standard No. 130, «Reporting Comprehensive Income» («SFAS 130»). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transactions with shareholders. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

	2000	2001	2002

	(million E)
Net income in accordance with U.S. GAAP	5,758	6,317	5,292
Other comprehensive income for the period gross of income taxes:
— fair value of marketable securities		27	19
— exchange differences from translation of financial statements denominated in currency other than euro	331	439	(2,001)
— exchange differences from translation in the period	(94)	12	(124)
	237	478	(2,106)
Net comprehensive income for the period according to U.S. GAAP	5,995	6,795	3,186

     The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

	Dec. 31, 2001	Dec. 31, 2002

ASSETS
Current assets:
Cash	1,120	2,892
Marketable securities	1,526	1,390
Accounts receivable trade, financing and other	12,836	12,655
Inventories	2,092	2,376
Accrued interest and other	333	251
Total current assets	17,907	19,564
Non-current assets:
Fixed assets, net	32,683	32,935
Non-current inventories (Compulsory stock)	587	634
Receivables	3,304	2,863
Investments	3,767	3,900
Intangible assets	5,459	4,787
Other	1,269	1,439
Total non-current assets	47,069	46,558
Total assets	64,976	66,122
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	5,259	8,216
Current portion of long-term debt	1,172	935
Trade accounts payable	4,391	4,720
Advances	814	947
Taxes payable	1,962	1,272
Accrued expenses and other	3,150	3,069
Total current liabilities	16,748	19,159
Non-current liabilities:
Long-term debt	5,948	6,169
Reserve for employee termination indemnities	365	395
Reserves for contingencies	5,196	5,268
Deferred and other non-current income tax liabilities	6,400	5,441
Accrued expenses and other	388	521
Total non-current liabilities	18,297	17,794
Total liabilities	35,045	36,953
Minority interests	1,491	1,433
Shareholders’ equity:
Capital stock 4,001,814,026 fully paid shares nominal value 1 euro each (4,001,259,476 fully paid shares at December 31, 2001)	4,001	4,002
Reserves	20,190	21,280
Treasury shares	(2,068)	(2,838)
Net income for the year	6,317	5,292
Total shareholders’ equity	28,440	27,736
Total liabilities and shareholders’ equity	64,976	66,122

     The fixed assets as determined under U.S. GAAP would have been as follows:

	Dec. 31, 2001	Dec. 31, 2002

Fixed asset, gross:
— Exploration & Production	37,793	37,393
— Gas & Power	10,715	11,825
— Refining & Marketing	8,326	7,779
— Petrochemicals	3,606	5,237
— Oilfield Services and Engineering	80	100
— Other activities	229	323
	60,749	62,657
Less accumulated depreciation, amortization and writedowns:
— Exploration & Production	16,750	17,044
— Gas & Power	3,643	4,184
— Refining & Marketing	4,970	4,654
— Petrochemicals	2,519	3,587
— Oilfield Services and Engineering	54	61
— Other activities	130	192
	28,066	29,722
Fixed assets, net:
— Exploration & Production	21,043	20,349
— Gas & Power	7,072	7,641
— Refining & Marketing	3,356	3,125
— Petrochemicals	1,087	1,650
— Oilfield Services and Engineering	26	39
— Other activities	99	131
	32,683	32,935

     With regard to the statements of income, operating income (loss) by industry segment and income before income taxes, as determined under U.S. GAAP, would have been as follows:

	2000	2001	2002

	(million E)
Operating income (loss) by industry segment:
Exploration & Production	6,728	6,208	5,494
Gas & Power	2,507	3,037	2,666
Refining & Marketing	860	872	303
Petrochemicals	(92)	(1,069)	(344)
Oilfield Services and Engineering	(13)	(10)	(14)
Other activities	(171)	(185)	(244)
	9,819	8,853	7,861
Income before income taxes and extraordinary income (expense)	10,067	10,330	8,350

     Certain gains and miscellaneous income, deriving primarily from rental income, gains on sales of fixed assets and royalties income have been classified within operating income beginning in the 2002 financial statements. Prior year amounts of euro 157 million and euro 211 million for the years ended December 31,

2000 and 2001, respectively, have been reclassified from the presentation made in the prior year accounts when such amounts were excluded from operating income.

29) Additional financial statement disclosures required by U.S. GAAP and the SEC

Stock compensation

     With the aim of improving motivation and loyalty of Eni managers Eni approved plans for the grant of Eni shares and stock options to Eni managers. The relevant costs are recorded in income for U.S. GAAP purposes. The disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and a description of Eni’s stock grant and stock option plans are included below. As permitted under SFAS 123, Eni has adopted APB 25 and related interpretations in accounting for shares and options issued to employees in its reconciliation to U.S. GAAP. The application of SFAS 123 instead of APB 25 does not result in a significant difference.

Stock grant

     With the aim of improving motivation and loyalty of Eni managers through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating it towards the creation of shareholders’ value, increasing at the same time their contribution to the management of the Company, starting in 2000 Eni created stock grant plans offering shares for no consideration to those managers of Eni SpA and its subsidiaries as defined in art. 2359 of the Civil Code (1) who have achieved corporate and individual objectives. Shares vest within one month after the end of the third year from the date of the offer or, if earlier, within one month after the agreed termination of employment or death of the assignee. Stock rights may not be transferred by the assignee to other persons or entities, and their assignment is firm and irrevocable while they automatically expire in case the assignee decides to terminate employment at Eni within three years from the date the share rights were granted.

     In application of the 2000-2001 Incentive Plan, Eni’s Shareholders’ Meeting of June 6, 2000 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase capital stock up to a maximum of euro 3.5 million (or about 0.0875% of current capital stock) by issuing 3.5 million shares, nominal value euro 1 per share for no consideration before July 31, 2001 by withdrawing from the «Reserve for the issue of shares in accordance with art. 2349 of the Civil Code». On June 21, 2000 and June 7, 2001 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 2 and 1.5 million ordinary shares respectively, to be offered for no consideration to those managers that achieved preset individual and corporate targets in 1999 and 2000.

     In application of the 2002 Incentive Plan, Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase the capital stock up to a maximum of euro 1.5 million for no consideration (or about 0.0375% of current capital stock) before December 31, 2002 by issuing up to 1.5 million ordinary shares nominal value euro 1 per share, by withdrawing from the «Reserve for the issue of shares in accordance with art. 2349 of the Civil Code». On July 2, 2002 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 1.5 million ordinary shares to be offered for no consideration to those managers that achieved preset individual and corporate targets in 2001.

     Eni granted 4,317,500 shares of stock (equal to 0.1079% of current capital stock) subdivided as follows: (i) in 2000 a total of 1,428,550 shares (fair value of euro 10.38); (ii) in 2001 a total of 1,851,750 shares (fair value of euro 13.71); (iii) in 2002 a total of 1,037,200 shares (fair value of euro 15.96).

Stock Option Plans

     2000-2001

     The 2000-2001 Stock Option Plan provided for the exercise of options for the underwriting of Eni shares to be issued by means of the capital stock increase approved by Eni’s Shareholders’ Meeting of August 2, 2000, provided that the arithmetic average of Eni share prices recorded in July 2002 is equal to or higher than euro 16.8. In light of Eni’s share price trend in July 2002, options offered for the subscription of 14,369,500

Eni shares to 180 Eni Group managers at the price of euro 12.992 (the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the Board’s resolution of September 26, 2000 to increase capital) are no longer exercisable and consequently were cancelled.

     2002

     Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors the power to increase the capital stock up to a maximum of 15 million shares (or about 0.375% of current capital stock) for Eni’s 2002-2004 Stock Option Plan to be sold at an exercise price corresponding to the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of their granting to those managers of Eni SpA and its subsidiaries, as defined in art. 2359 of the Civil Code, who are in the positions that most contribute to the Group’s performance and are of strategic interest for the Group (314 persons).

     On July 2, 2002 the Board of Directors approved the Stock Option Plan for 2002 which provides for the grant of options for the purchase of a maximum of 5 million of Eni shares. Grantees are provided the option to purchase Eni shares at the above mentioned exercise price after three years from the option grant. In case of agreed termination of employment or retirement or death, the grantee maintains the right to exercise vested options within six months from termination of employment, whereas residual unvested options expire. The sole exception is Eni SpA’s Managing Director who maintains the right to exercise options assigned to him until July 31, 2010. In case of termination decided by the assignee or by the company within three years from grant, all options expire. Option rights not exercised before July 31, 2010 expire.

     At December 31, 2002, a total of 3,518,500 options were granted for the purchase of 3,518,500 shares at the price of euro 15.216 per share.

     The weighted-average remaining contractual life of options outstanding at December 31, 2002 is 7.5 years. All stock options granted in 2002 are considered fixed.

     The following is a summary of stock option activity for years 2000, 2001 and 2002:

	2000		2001		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Shares	Price (E)	Shares	Price (E)	Shares	Price (E)

Options as of January 1	—	—	14,369,500	12.992	12,032,000	12.992
New options granted	14,369,500 (1)	12.992	—	—	3,518,500 (2)	15.216
Options exercised in the period	—	—	—	—	—	—
Options cancelled in the period	—	—	(2,337,500)	—	(12,032,000)	12.992
Options outstanding as of December 31	14,369,500	12.992	12,032,000	12.992	3,518,500	15.216
Of which exercisable at December 31	—	—	—	—	42,000	—

(1)	Above quoted market price.

(2)	Below quoted market price.

     The fair value of stock options granted during the years ended December 31, 2000 and 2002 of euro 1.54 and 5.39 respectively, were calculated applying the Black-Scholes method and using the following assumptions:

	2000	2002

Risk-free interest rate	5%	3.5%
Expected life	4.85 years	8 years
Expected volatility	28%	43%
Expected dividends	3%	4.5%

     The following is a summary of the effect of stock compensation, as required under FAS 123:

	For the year ended
	December 31,
	(million E except per share data)
	2000	2001	2002

Net income as reported	5,758	6,317	5,292
Pro Forma fair value expense, net of APB 25 expense of euro (1), (7) million and 0 in 2000, 2001 and 2002, respectively	0	(3)	(3)
Pro Forma net income	5,758	6,314	5,289
Pro Forma Earnings per Share	1.44	1.61	1.38

Income taxes

     The following information is presented according to Statement of Financial Accounting Standards No. 109 «Accounting for Income Taxes».

     Domestic and foreign components of pre-tax income are as follows:

	2000	2001	2002

	(million E)
Domestic	5,591	6,614	4,592
Foreign	4,476	3,716	3,758
	10,067	10,330	8,350

     The provisions for income taxes are as follows:

	2000	2001	2002

	(million E)
Current	5,367	3,128	3,461
Deferred	(1,054)	742	(602)
	4,313	3,870	2,859

     The reconciliation of the income tax provision calculated under Italian tax regulation by applying a 36% rate (Irpeg) to pre-tax income and 4.25% (Irap) to net value of production, to the provision for income taxes recorded on a U.S. GAAP basis in the consolidated statements of income is as follows:

	2000	2001	2002

	(million E)
Income before income tax in accordance with U.S. GAAP	10,067	10,330	8,350
Italian statutory tax rate (state and local)	42.3%	41.1%	41.4%
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate	4,261	4,242	3,453
Effect of items increasing (decreasing) the Italian statutory tax rate:
— taxation of foreign operations at rates different from Italian statutory tax rate	378	609	194
— permanent differences	52	(394)	64
— devaluation/revaluation of deferred tax assets	29	15	(1)
— taxes on distributable reserves	(51)	169	(75)
— effects of tax credits	(52)	(240)	(420)
— other	31	(156)	(356)
— net tax effects due to the applications of Law 342/2000	(335)	(375)
	52	(372)	(594)
Income taxes in accordance with U.S. GAAP	4,313	3,870	2,859

     Other changes of euro 356 million relate for euro 190 million to the effect of the adjustment to the newly enacted tax rate of 34%, instead of 36%.

     Permanent differences represent mainly the gain recorded in the consolidated financial statements due to the public offering of 40.24% of the share capital of Snam Rete Gas SpA (euro 348 million).

     Net deferred tax liabilities

     Net deferred tax liabilities under U.S. GAAP, represented by net deferred taxes recorded under «Reserve for taxes» (euro 5,248 million), less deferred tax assets recorded under «Other assets» (euro 1,188 million) amounted to euro 4,060 million (euro 4,889 million as of December 31, 2001).

     The tax effects of significant temporary differences which give rise to the deferred tax liabilities are as follows:

	Dec. 31, 2001	Dec. 31, 2002

Deferred tax liabilities:
— accelerated depreciation	3,380	3,710
— distributable reserves subject to taxes in case of distribution	2,554	2,236
— excess cost paid for the acquisition of consolidated investments	1,381	847
— successful-efforts accounting	737	626
— capitalization of interest expense	322	248
— reserves for uncollectible receivables	127	134
— gains taxable in the future	69	82
— other	441	607
	9,011	8,490
Deferred tax assets:
— revaluation of assets in accordance with Law 342/2000	(2,332)	(1,840)
— accruals for doubtful accounts and reserves for contingencies	(1,873)	(1,837)
— tax loss carryforwards	(1,116)	(1,502)

	Dec. 31, 2001	Dec. 31, 2002

— revaluation of investments in accordance with Law 292/93 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(892)	(843)
— losses of investments and subsidiaries in excess of currently allowable tax deductions	(220)	(559)
— future deductible amortization	(353)	(383)
— writeoffs of assets deductible in the future	(258)	(337)
— revaluation of fixed assets	(31)	(14)
— other	(306)	(438)
	(7,381)	(7,753)
Less:
— valuation allowance	3,259	3,323
	(4,122)	(4,430)
Net deferred tax liabilities	4,889	4,060

     The valuation allowance relates to deferred tax assets (euro 3,259 and 3,323 million for the years ending December 31, 2001 and 2002 respectively) of consolidated companies whose expected future fiscal profits are not considered sufficient for the utilization of these assets.

     Tax loss carryforwards

     The difference in gross tax loss carryforwards relates to the companies which are consolidated under Italian GAAP, but excluded from consolidation according to U.S. GAAP.

     Acquisition of Lasmo Plc

     On February 2, 2001, Eni completed the acquisition of the outstanding shares of Lasmo Plc for approximately euro 4,381 million in cash plus euro 972 million in assumed liabilities. Prior to the acquisition, Lasmo Plc was a UK based independent exploration and production company with primary operations in the North Sea, Indonesia, Venezuela, Pakistan, Libya and Algeria. Lasmo was acquired to further strengthen the company’s position in two of its core geographic areas — North Africa and the North Sea — and also to gain entry into the Asian gas market, as well as to establish an operating presence in Venezuela.

     The following table shows the calculation and allocation of the purchase price of the assets acquired and liabilities assumed based on their relative fair values:

Cash paid for stock purchased	4,336
Merger costs incurred	45
4,381
Plus: fair value of net liabilities assumed:
Long-term debt	972
Total purchase price for assets acquired	5,353
Allocation of purchase price for assets acquired:
— fixed and intangible assets	6,068
— goodwill	858

— deferred tax	(1,448)
— other assets and liabilities	(125)
Total allocation of purchase price	5,353

     The euro 1,448 million of deferred taxes recorded represent the deferred tax effect of the differences between the fair values assigned by Eni for financial reporting purposes to the assets and liabilities acquired and their tax bases. Goodwill as calculated under U.S. GAAP of euro 858 million is greater than goodwill as calculated under Italian GAAP by euro 557 million, due primarily to provisions for restructuring costs, which are expensed as incurred under Italian GAAP, and undiscounted deferred taxes, which are discounted under Italian GAAP. The difference in amortization expense resulting from difference in goodwill is included in the adjustment for «Successful efforts accounting» in the reconciliation in Note 30.

     The effects of the Lasmo acquisition on Eni consolidated results of operations is not significant.

Investments

     Investments of euro 3,767 million and euro 3,900 million as of December 31, 2001 and 2002, respectively, include shares of Società Italiana per il Gas pA and Saipem SpA, which are publicly listed on the Italian Stock Exchange.

	Eni's number	Eni's	Share	Market
	of shares	interest	price	value

		(%)	(E)	(million E)
December 31, 2002
Società Italiana per il Gas pA	153,236,124	43.97	12.96	1,986
Saipem SpA	189,423,307	43.00	6.35	1,203
				3,189
December 31, 2001
Società Italiana per il Gas pA	142,538,826	40.90	10.53	1,501
Saipem SpA	189,206,919	43.00	5.49	1,039
				2,540

     In the Italian GAAP financial statements, Società Italiana per il Gas pA and Saipem SpA are consolidated while under U.S. GAAP they are considered equity investees as shown in the reconciliations presented in Note 28. Summarized financial information about these investments as determined under U.S. GAAP and representing a 100% share of the companies is shown below:

	Dec. 31, 2001	Dec. 31, 2002

Total assets	8,723	10,234
Total liabilities	5,730	6,886

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002

Net sales from operations	4,417	5,533	6,385
Operating income	591	714	835
Net income	326	227	587

Concentrations and certain significant estimates

     The following information is presented according to Statement of Position 94-6 «Disclosures of Certain Significant Risks and Uncertainties».

     Nature of operations

     Eni is an integrated energy company operating in the oil and gas, electricity generation, petrochemicals and oilfield services and engineering industries.

     Exploration & Production: through Eni SpA’s Agip Division and subsidiaries, Eni engages in hydrocarbon exploration and production in Italy, North Africa (Algeria, Egypt, Libya, and Tunisia), West Africa (Angola, Congo, Gabon and Nigeria), the North Sea (Norway and the United Kingdom), Latin America (Venezuela and Ecuador), the former Soviet Union countries, mainly Kazakhstan, the United States (mainly in the Gulf of Mexico) and Asia (mainly Iran, Indonesia, Pakistan and China). In 2002 approximately 70% of oil production sold was supplied to Eni’s Refining & Marketing segment and approximately 40% of natural gas production sold was supplied to Eni’s Gas & Power segment.

     Eni owns a storage system made up of a number of depleted fields used for the modulation of supply in accordance with seasonal swings in demand, (natural gas is stored in the summer and used in the winter), as strategic reserves to ensure supply and to support domestic production through mineral storage. Storage assets are owned by Stoccaggi Gas Italia (Eni 100%), a company constituted in accordance with Law Decree No. 164 of May 23, 2000 that introduced laws for the liberalization of the Italian natural gas market.

     Gas & Power: Eni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy through its Gas & Power Division, which was created following the incorporation of Snam SpA into Eni SpA in 2002, and through certain subsidiaries. Approximately 80% of total purchases for primary distribution are purchased from foreign sources (primarily Algeria, Russia, The Netherlands and Norway) under long-term contracts, which contain take-or-pay provisions, and transported to Italy through a network of over 3,700 thousand kilometers of international pipelines for which Eni owns the transmission rights. The remaining purchases for primary distribution in Italy are obtained principally from domestic gas from Eni’s Exploration & Production segment. Through an approximately 30,000-kilometer long network (corresponding to 96% of the Italian domestic natural gas network), Eni supplies natural gas to residential and commercial users (civil market), industrial users and the thermoelectric segment. Snam Rete Gas (Eni 59,76%), that was constituted in accordance with Law Decree No. 164/2000, owns the pipelines network used by Eni. Snam Rete Gas, a company listed on the Italian stock exchange, engages in natural gas transportation activities. Through Italgas, the largest retail gas distribution company in Italy, Eni engages in local gas distribution — retail supply and urban civil and commercial distribution. Eni owns 100% of Italgas following the conclusion of the public tender offer of Italgas shares. Eni also participates in local distribution outside Italy, in Argentina through Distribuidora de Gas Guyana, in Hungary through Tigaz and in Slovenia through Adriaplin Doo.

     Legislative Decree No. 164 of May 23, 2000 introduced laws for the liberalization of the Italian natural gas market with significant impact on Eni’s activities, as the company is present in all phases of the natural gas chain. The most important aspects of the decree are the following:

—	total market opening after 2003;

—	until December 31, 2010 the imposition of thresholds for operators in relation to the percentage share of domestic consumption set as follows: (i) 75%, by 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network. This percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated on a three-year basis net of losses and own consumption;

—	tariffs for transportation, dispatching, storage, use of LNG terminals and local network distribution are set by the Authority for Electricity and Gas;

—	third parties are allowed to access infrastructure according to set conditions.

     In order to meet the medium and long-term demand of natural gas of the Italian market, Eni entered into long-term purchase contracts with producing countries that have a residual average term of approximately 17 years. Existing contracts, which contain take-or-pay clauses, will ensure a total of about 66 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 10 and Norway 6) by 2008. The above quantities are based on the annual contract quantity of the relevant contract. The average annual minimum quantity is approximately 85% of said quantities. In order to comply with the above mentioned mandated thresholds relating to volumes input to the national transportation network, Eni signed multi-annual contracts with third party importers to sell natural gas volumes exceeding said threshold limits outside the Italian territory; in prior years these volumes were imported into Italy and sold to Italian consumers by Eni. This change in the sales mix is structural and will adversely affect Eni’s results of operations. Further, management expects Eni’s margins on natural gas in Italy to come under pressure in future years due to the entry into the market of new competitors including the above mentioned third parties which purchase natural gas from Eni outside the Italian territory and resell it to Italian customers. Finally due to the antitrust threshold on direct sales in Italy, management expects Eni’s natural gas sales in Italy to increase at a rate which is no higher than the growth rate of natural gas demand in Italy. Management believes all these developments might have a material adverse impact on Eni’s results of operations. However management believes that the planned increase of natural gas sales outside Italy and cost reduction measures will mitigate the above mentioned adverse impact.

     Eni through EniPower SpA (Eni 100%) and subsidiaries is engaged in the generation and sale of electricity with a capacity of 1,000 megawatts through its power plants in Livorno, Taranto, Mantova, Ravenna and Brindisi and a generation of about 5 thousand gigawatts/hour and approximately 30% of this is used for internal consumption. Enipower manages the electrical development opportunities. The demand for gas and fuel oils of EniPower’s stations is met by Eni supplies.

     Refining & Marketing: Eni, through its Refining & Marketing Division, which was constituted by the incorporation of AgipPetroli SpA into Eni SpA in 2002 and certain subsidiaries, engages in petroleum refining and marketing activities primarily in Italy, in Europe and South America. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately 40% of crude oil sold is purchased from producing countries pursuant to purchase contracts (28%) and in international spot markets (12%), while the remainder is obtained from Eni’s Exploration & Production segment. Approximately 45% of the purchased crude oil is traded.

     Petrochemicals: through Polimeri Europa SpA and subsidiaries (Eni 100%), which own Eni’s principal petrochemical businesses, and EniChem SpA, which owns the residual petrochemical businesses, Eni engages in manufacturing of olefins, aromatics, intermediate products, styrene and elastomers. Eni’s petrochemicals production is concentrated in Italy, the other operations primarily in Western Europe. Approximately 50% of the oil-based feedstock requirements used by petrochemical plants are supplied by Eni’s Refining & Marketing segment.

     Oilfield Services and Engineering: through Saipem SpA (Eni 43%), a company listed on the Italian stock exchange, and its subsidiaries, Eni is engaged in construction and drilling services for customers in the oil and gas industries. Through Snamprogetti SpA (Eni 100%) and subsidiaries, Eni is a leading provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At December 31, 2002 approximately 13% of the order backlog of Eni’s Oilfield Services and Engineering segment related to orders from Eni Group companies.

     Certain significant estimates

     The preparation of the financial statements in conformity with Italian GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

     In June 2001 and in April and June 2002, the Financial Accounting Standards Board («FASB») issued Statement of Financial Accounting Standards No. 143 «Accounting for Assets Retirement Obligations» («SFAS 143»), No. 145 «Rescission of FASB Statement No. 4, 44 and 64, amendment of FASB Statement No. 13 and technical corrections» («SFAS 145») and No. 146 «Accounting for cost associated with exit and disposal activities» («SFAS 146»).

     SFAS 143 «Accounting for Asset Retirement Obligation» provides the evaluation and recording criteria for liabilities arising from the disposal of tangible long-lived assets and associated asset retirement obligation be recognized in the period in which it is incurred, if estimable, concurrent with an increase in the related asset’s carrying value. The increase in the related asset’s carrying value is amortised to income over its useful life. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the assets. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of adoption. Eni will adopt the standard beginning January, 2003.

     SFAS 145 supersedes SFAS 4 «Reporting gains and losses from extinguishment of debt», SFAS 44 «Accounting for intangible assets of motor carriers» and SFAS 64 «Extinguishment of debt made to satisfy sinking-fund requirements». This statement establishes that gains and losses due to the extinguishment of debts can be recorded under extraordinary items only in case they are neither non-usual nor non-recurring items. In addition the statement modifies the provision of SFAS 13 «Accounting for leases», establishing that conversion of finance leases made after May 15, 2002, are recorded under the provisions for leaseback; such change has no effect. The remaining provisions of the statement are effective for all the fiscal quarters starting after May 15, 2002. Eni shall apply them beginning in 2003.

     SFAS 146 supersedes Emerging Issues Task Force («EITF») Issue No. 94-3 «Liability recognition for certain employee termination benefits and other cost to exit an activity (including certain costs incurred in a restructuring)» and provides the criteria for recognition and measurement of costs associated with exit or disposal activities, including restructuring, establishing that liabilities can be recorded only in the case of the existence of a present obligation for the company. At the beginning liabilities are recorded at their fair value. In following periods such value can be modified to take into consideration new estimates and changes related to time. This statement is effective for years starting after December 31, 2002. Eni shall apply it beginning in 2003.

     In November 2002, the FASB issued Interpretation No. 45 «Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others» («FIN 45»), which provides the recording criteria for guarantees issued or modified after December 31, 2002. Eni has adopted the disclosure provisions of this standard in its Financial Statements as of December 31, 2002.

     In January 2003, the FASB issued Interpretation No. 46 «Consolidation of Variable Interest Entities» («FIN 46»), which modifies Accounting Research Bulletin No. 51 «Consolidated Financial Statements» and provides standards for determining under what circumstances a variable interest entity should be consolidated. Variable interest entities are companies in which another has an ownership, a contractual or financial relation that changes with changes in the equity’s net asset value. The requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2002; the requirements apply to older entities that satisfies the provisions of FIN 46, in the first fiscal year or interim period beginning after June 15, 2003. Eni shall apply it beginning in 2004.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Eni shall apply this SFAS starting in fiscal year 2003.

     In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Eni shall apply this SFAS starting in fiscal year 2003.

     Eni is presently evaluating these statements and cannot predict whether their application will have a material impact on Eni’s financial position or operating result.

     International Accounting Standards

     In June 2002, the Council of Ministers of the European Union adopted a Regulation which will require the Group to prepare its primary consolidated financial statements in accordance with International Accounting Standards (IAS) beginning January 1, 2005, with restatement of prior periods presented. IAS differ in several respects from Italian and U.S. GAAP. In addition, significant revisions to IAS are currently being contemplated and other revisions may be adopted prior to January 1, 2005. The Group has not determined the effects of adopting IAS.

Subsequent events (unaudited)

     The main subsequent events occurred are as follows:

•	on January 27, 2003 the public tender offer on shares of Societa Italiana per il Gas pA («Italgas») successfully closed. The tender offer, which was launched on November 25, 2002, concerned all Italgas SpA ordinary shares outstanding not owned directly or indirectly by Eni, corresponding to approximately 56% of share capital. Eni offered a price of euro 13 per share, to be fully paid in cash. from. Following the squeeze-out of the remaining minority shareholders, Eni now owns 100% of share capital of Italgas. Total consideration amounted to approximately euro 2.5 billion;

•	on March 4, 2003 Eni completed the purchase of the Norwegian oil company Fortum Petroleum AS, which in 2002 produced 39,000 boepd and held proved reserves of hydrocarbon of 159 million boe as of December 31, 2002. Total financial requirements for this purchase amounted to dollar 975 million (of which a cash consideration of dollar 256 million and net borrowings acquired of dollar 719 million);

•	on March 6, 2003 Eni and EniChem SpA (now Syndial SpA) accepted the settlement proposal presented by Edison SpA for the closing of an arbitration proceeding initiated by Eni and EniChem SpA in 1992 in relation to guarantees given by Montedison SpA and its subsidiaries in connection with the establishment of a joint venture in the petrochemicals sector between Eni and Montedison. Edison SpA recognized euro 200 million to Enichem to be paid in four instalments of euro 50 million each.

•	on April 16, 2003 Eni launched a fixed rate bond issue for a notional amount of euro 1.5 billion. The transaction was placed in the international Eurobond market. The bond has a 10 year maturity and pays a fixed annual coupon of 4.625%. The reoffer price is 99.862 which implied, at the moment of pricing, a spread of 28 basis points over the 10 year mid swap rate. The new security will be listed on the Luxembourg Stock Exchange.

Supplemental oil and gas information (unaudited)

     The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, «Disclosures about Oil & Gas Producing Activities». Amounts related to minority interests are not significant.

     Capitalized costs

     Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activity, together with related accumulated depreciation, depletion and amortization.

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

			(million E)
At December 31, 2001
Proved mineral interests	7,645	7,624	6,723	7,986	5,382	35,360
Unproved mineral interests		672	238	811	1,913	3,634
Support equipment and facilities	295	56	191	52	47	641
Incomplete wells and other	845	508	501	225	1,718	3,797
Gross Capitalized Costs	8,785	8,860	7,653	9,074	9,060	43,432
Accumulated depreciation, depletion and amortization	(5,109)	(4,333)	(4,378)	(3,612)	(1,894)	(19,326)

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

			(million E)
Net Capitalized Costs (a)	3,676	4,527	3,275	5,462	7,166	24,106
At December 31, 2002
Proved mineral interests	8,030	6,782	6,377	8,112	5,638	34,939
Unproved mineral interests		527	130	684	1,593	2,934
Support equipment and facilities	251	43	174	49	51	568
Incomplete wells and other	773	889	795	147	1,958	4,562
Gross Capitalized Costs	9,054	8,241	7,476	8,992	9,240	43,003
Accumulated depreciation, depletion and amortization	(5,427)	(4,090)	(4,048)	(4,192)	(2,262)	(20,019)
Net Capitalized Costs (a)	3,627	4,151	3,428	4,800	6,978	22,984

(a)	Amounts do not include «non oil assets» of euro 50 million in 2001 and 73 million in 2002.

     Cost incurred

     Costs incurred represent amounts both capitalized and expensed as incurred in connection with oil and gas producing activities.

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

	(million E)
Year ended December 31, 2000
Proved property acquisitions		8	32	443	880	1,363
Unproved property acquisitions		30	11	67	149	257
Exploration	155	151	174	86	326	892
Development (a)	567	415	372	346	617	2,317
Total costs incurred (b)	722	604	589	942	1,972	4,829
Year ended December 31, 2001
Proved property acquisitions (c1)	14	503		1,411	1,254	3,182
Unproved property acquisitions (c2)		438		495	704	1,637
Exploration (c3)	89	139	97	166	598	1,089
Development (a)	600	498	698	328	1,337	3,461
Total costs incurred (b)	703	1,578	795	2,400	3,893	9,369
Year ended December 31, 2002
Proved property acquisitions				104	24	128
Unproved property acquisitions				22	167	189
Exploration	69	116	203	84	430	902
Development (a)	440	724	986	316	1,622	4,088
Total costs incurred	509	840	1,189	526	2,243	5,307

(a)	Amounts include capitalized interest of euro 94 million in 2000, 71 million in 2001 and 57 million in 2002, and other fixed assets of euro 98 million in 2000, 48 million in 2001.

(b)	The amounts exclude deferred income taxes of euro 165 million in 2000 (British Borneo Plc) and 974 in 2001 (Lasmo Plc) related to the respective acquisitions.

(c1)	Acquisition costs per geographic area related to the Lasmo acquisition of euro 3,115 million were for North Africa euro 503 million, North Sea euro 1,371 million and Rest of World euro 1,241 million.

(c2)	Acquisition costs per geographic area related to the Lasmo acquisition of euro 1,637 million were for North Africa euro 438 million, North Sea euro 495 million and Rest of World euro 704 million.

(c3)	Acquisition costs per geographic area related to the Lasmo acquisition of euro 332 million were for North Africa euro 13 million, North Sea euro 81 million and Rest of World euro 238 million.

     Results of operations from oil and gas producing activities

     Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with Eni’s oil and gas production. These amounts do not include any allocation of interest expense or corporate overhead or amortization of goodwill and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Revenues and income tax expense include taxes owed by Eni but paid by government-owned entities on its behalf. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint-venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production. Without this specific provision in its PSAs, Eni would otherwise be entitled to the sale proceeds of this portion of oil and gas production withheld.

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

	(million E)
Year ended December 31, 2000
Revenues:
— sales to affiliates	3,336	1,748	2,114	1,205	531	8,934
— sales to unaffiliated entities	136	1,134	190	373	660	2,493
Total revenues	3,472	2,882	2,304	1,578	1,191	11,427
Production costs	(399)	(459)	(517)	(238)	(125)	(1,738)
Exploration expenses	(192)	(84)	(60)	(45)	(180)	(561)
D.D. & A	(407)	(393)	(327)	(358)	(375)	(1,860)
Other income and (expenses), net	(30)	(196)	(132)	(55)	(117)	(530)
Pretax income from producing activities	2,444	1,750	1,268	882	394	6,738
Related income taxes	(986)	(877)	(678)	(479)	(78)	(3,098)
Results of operations from oil and gas producing activities	1,458	873	590	403	316	3,640
Year ended December 31, 2001
Revenues:
— sales to affiliates	3,160	1,440	1,807	1,265	322	7,994
— sales to unaffiliated entities	140	1,181	169	1,250	1,271	4,011
Total revenues	3,300	2,621	1,976	2,515	1,593	12,005
Production costs	(479)	(461)	(477)	(522)	(306)	(2,245)
Exploration expenses	(77)	(104)	(70)	(51)	(326)	(628)
D.D. & A	(474)	(417)	(315)	(704)	(612)	(2,522)
Other income and (expenses), net	(87)	(129)	(129)	(79)	(214)	(638)
Pretax income from producing activities (a)	2,183	1,510	985	1,159	135	5,972
Related income taxes	(877)	(605)	(628)	(672)	(136)	(2,918)
Results of operations from oil and gas producing activities	1,306	905	357	487	(1)	3,054
Year ended December 31, 2002
Revenues:
— sales to affiliates	2,871	1,673	1,856	1,748	281	8,429
— sales to unaffiliated entities	253	1,226	186	695	1,414	3,774
Total revenues	3,124	2,899	2,042	2,443	1,695	12,203
Production costs	(356)	(462)	(527)	(510)	(284)	(2,139)
Exploration expenses	(80)	(71)	(116)	(117)	(294)	(678)

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

	(million E)
D.D. & A. (b)	(528)	(532)	(390)	(863)	(758)	(3,071)
Other income and (expenses), net	(258)	(186)	(122)	(47)	(183)	(796)
Pretax income from producing activities (a)	1,902	1,648	887	906	176	5,519
Related income taxes	(751)	(852)	(578)	(445)	(83)	(2,709)
Results of operations from oil and gas producing activities	1,151	796	309	461	93	2,810

(a)	Results of operations from oil and gas producing activities include revenues and costs related to the «gas storage and modulation» activity. These revenues are estimated according to Decisions No. 26/02 and No. 49/02 issued by the Authority for Electricity and Gas on February 27, 2002.
(b)	It includes asset impairments amounting to euro 227 million.

     Average sales prices and production costs per unit of production

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

2002
Average sales prices:
Oil and condensates, per BBL	$22.39	$23.49	$23.62	$23.97	$18.90	$22.81
Natural gas, per kCF	3.73	2.83	0.42	2.46	2.90	3.08
Average production costs, per BOE (1)	2.97	3.44	5.75	4.37	2.94	3.83
2001
Average sales prices:
Oil and condensates, per BBL	$19.78	$22.39	$22.34	$23.87	$17.86	$21.81
Natural gas, per kCF	4.06	2.80	0.51	2.60	3.24	3.39
Average production costs, per BOE (1)	2.87	3.65	5.10	4.45	3.50	3.85
2000
Average sales prices:
Oil and condensates, per BBL	$24.51	$25.82	$27.05	$27.89	$22.64	$25.91
Natural gas, per kCF	3.98	3.16	0.41	2.42	2.09	2.11
Average production costs, per BOE (1)	2.63	3.82	5.79	3.64	2.04	3.61

(1)	Calculated net of volumes of natural gas consumed in operations. Natural gas was converted to oil-equivalent at 5,800 CF = 1 BBL for natural gas produced outside Italy and at 5,600 CF = 1 BBL for natural gas produced in Italy.

     Oil and natural gas reserves

     Proved oil and gas reserves are the estimated quantities of crude oil (including condensate and natural gas liquids) and natural gas which on the basis of geological and engineering data will be able to be recovered with reasonable certainty in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves exclude royalties and interests owned by others.

     Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells, facilities and operating methods. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells a relatively major expenditure is required for completion. Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed or proved undeveloped reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     The definitions used for proved oil and gas reserves are in accordance with applicable U.S. Securities and Exchange Commission regulation. The estimates of proved reserves, developed and undeveloped, at December 31, 1999, 2000, 2001 and 2002 are based on reports prepared by Eni.

     Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition changes in oil and natural gas prices could have an effect on the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. In addition the reserves estimates are subject to revision as prices fluctuate due to the cost recovery feature under certain Production Sharing Agreements (PSA). Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.

     Eni operates under PSA in several of the foreign jurisdictions where it has oil and gas exploration and production activities. In countries where Eni operates under PSA’s, proved reserves are shown in accordance with Eni’s economic interest (pursuant to PSA contract terms) in the oil and gas reserve quantities estimated to be recoverable in future years.Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint-venture partners which are state-owned entities out of Eni’s share of production, and Eni’s net equity share after cost recovery.

     Estimated reserves include the volume of natural gas withdrawn from certain Eni Italian fields and contained in Eni’s gas storage reservoirs in Italy used for responding to variations in gas demand due to seasonality (gas is usually stored during summer months for use during winter months, when demand typically peaks).

     The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2000, 2001 and 2002.

     Crude oil (Including Condensates and Natural Gas Liquids)

		North	West	North	Rest of
Proved oil Reserves	Italy	Africa	Africa	Sea	World	Total

	(mm/BBL)
Reserves at December 31, 1999	328	1,071	900	417	421	3,137
Purchase of Minerals in Place		3	12	46	133	194
Revisions of Previous Estimates	(13)	42	59	36	166	290
Improved Recovery		2	9			11
Extensions and Discoveries	9	6	32	1	17	65
Production	(28)	(84)	(78)	(45)	(39)	(274)
Sales of Minerals in Place		(1)				(1)
Reserves at December 31, 2000 (1)	296	1,039	934	455	698	3,422
(1) Eni’s share of equity method investees’ proved oil reserves as at December 31, 2000 (Lasmo Plc)						131
Purchase of Minerals in Place		118		120	248	486
Revisions of Previous Estimates	29	79	91	37	20	256
Improved Recovery		11	16	6		33
Extensions and Discoveries	9	8	21	8	24	70
Production	(25)	(84)	(81)	(74)	(50)	(314)
Sales of Minerals in Place			(5)			(5)

		North	West	North	Rest of
Proved oil Reserves	Italy	Africa	Africa	Sea	World	Total

	(mm/BBL)
Reserves at December 31, 2001	309	1,171	976	552	940	3,948
Purchase of Minerals in Place				13	12	25
Revisions of Previous Estimates	2	(31)	112	4	(33)	54
Improved Recovery		14	1			15
Extensions and Discoveries	11	10	14	18	104	157
Production	(30)	(92)	(81)	(77)	(54)	(334)
Sales of Minerals in Place	(37)			(12)	(33)	(82)
Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783

		North	West	North	Rest of
Proved Developed Oil Reserves	Italy	Africa	Africa	Sea	World	Total

	(mm/BBL)
Reserves at December 31, 1999	172	681	473	276	148	1,750
Reserves at December 31, 2000 (1)	144	650	487	303	189	1,773
Reserves at December 31, 2001	171	685	539	476	443	2,314
Reserves at December 31, 2002	168	610	554	426	483	2,241
(1) Eni’s share of equity method investees’ proved developed oil reserves as at December 31, 2000 (Lasmo Plc)						56

     Natural gas

	Italy	North	West	North	Rest of
Proved Natural Gas Reserves	(a)	Africa	Africa	Sea	World	Total

	(BCF)
Reserves at December 31, 1999	6,439	4,504	964	1,331	427	13,665
Purchase of Minerals in Place				195	150	345
Revisions of Previous Estimates	156	255	(19)	(23)	379	748
Improved Recovery		2				2
Extensions and Discoveries	40	546		8	299	893
Production	(510)	(155)	(23)	(93)	(100)	(881)
Reserves at December 31, 2000 (1)	6,125	5,152	922	1,418	1,155	14,772
(1) Eni’s share of equity method investees’ proved natural gas reserves as at December 31, 2000 (Lasmo Plc)						501
Purchase of Minerals in Place	17			501	1,093	1,611
Revisions of Previous Estimates	(37)	539	12	148	833	1,495
Improved Recovery, Extensions and Discoveries	66	1	18	4	202	291
Production (b)	(531)	(183)	(27)	(175)	(177)	(1,093)
Sales				(4)		(4)

	Italy	North	West	North	Rest of
Proved Natural Gas Reserves	(a)	Africa	Africa	Sea	World	Total

	(BCF)
Reserves at December 31, 2001	5,640	5,509	925	1,892	3,106	17,072
Purchase of Minerals in Place				87		87
Revisions of Previous Estimates	21	257	8	115	1,238	1,639
Improved Recovery, Extensions and Discoveries	105	9	636	74	223	1,047
Production (b)	(456)	(212)	(36)	(201)	(228)	(1,133)
Sales	(15)			(68)		(83)
Reserves at December 31, 2002	5,295	5,563	1,533	1,899	4,339	18,629

	Italy	North	West	North	Rest of
Proved Developed Natural Gas Reserves	(a)	Africa	Africa	Sea	World	Total

	(BCF)
TotalReserves at December 31, 1999	4,201	668	653	811	311	6,644
Reserves at December 31, 2000 (1)	4,012	1,009	595	810	649	7,075
Reserves at December 31, 2001	3,665	1,103	584	1,721	1,221	8,294
Reserves at December 31, 2002	3,397	1,084	863	1,727	1,283	8,354
(1) Eni’s share of equity method investees’ proved developed natural gas reserves as at December 31, 2000 (Lasmo Plc)						329

(a)	Including approximately 756, 783, 728 and 779 BCF of natural gas held in storage at December 31, 1999, 2000, 2001 and 2002 respectively.

(b)	Including production volumes of natural gas consumed in operations (34 BCF and 48 BCF in 2001 and 2002, respectively).

     Standardized measure of discounted future net cash flows

     Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of future pricing nor expected future changes in technology and operating practices have been considered.

     The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.

     Future cash flows as of December 31, 2000, 2001 and 2002 include annual payments from Eni’s Gas & Power segment and other transport and distribution gas companies which represent payments for providing specified peak demand delivery capability. Such capability is provided through utilization of: (i) gas withdrawn from producing fields and injected into depleted gas fields as storage; and to (ii) gas acquired.

     Future production costs include the estimated expenditures related to production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, assuming year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.

     The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

	(million E)
At December 31, 2000
Future cash inflows	50,505	39,551	22,057	16,761	17,778	146,652
Future production costs	(6,310)	(9,770)	(5,875)	(3,349)	(2,999)	(28,303)
Future development and abandonment costs	(2,310)	(4,981)	(2,708)	(860)	(2,504)	(13,363)
Future net inflow before income tax	41,885	24,800	13,474	12,552	12,275	104,986
Future income tax	(15,627)	(11,524)	(7,938)	(6,365)	(2,835)	(44,289)
Future net cash flows	26,258	13,276	5,536	6,187	9,440	60,697
10% discount factor	(12,203)	(7,146)	(2,370)	(1,867)	(4,410)	(27,996)
Standardized measure of discounted future net cash flows	14,055	6,130	3,166	4,320	5,030	32,701
Eni’s share of equity method investee’s standardized measure of discounted future net cash flows (Lasmo Plc)						1,058
At December 31, 2001
Future cash inflows (a)	32,310	37,780	20,154	17,444	20,715	128,403
Future production costs	(5,344)	(10,941)	(5,779)	(4,466)	(5,073)	(31,603)
Future development and abandonment costs	(2,577)	(5,284)	(3,194)	(1,593)	(2,607)	(15,255)
Future net inflow before income tax	24,389	21,555	11,181	11,385	13,035	81,545
Future income tax	(8,918)	(9,258)	(6,374)	(5,584)	(3,119)	(33,253)
Future net cash flows	15,471	12,297	4,807	5,801	9,916	48,292
10% discount factor	(6,925)	(6,612)	(1,992)	(1,611)	(4,381)	(21,521)
Standardized measure of discounted future net cash flows	8,546	5,685	2,815	4,190	5,535	26,771
At December 31, 2002
Future cash inflows (a)	32,809	41,797	29,242	19,645	26,500	149,993
Future production costs	(4,367)	(10,354)	(6,795)	(4,748)	(4,310)	(30,574)
Future development and abandonment costs	(2,755)	(3,880)	(2,706)	(1,523)	(2,459)	(13,323)
Future net inflow before income tax	25,687	27,563	19,741	13,374	19,731	106,096

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

	(million E)
Future income tax	(8,885)	(12,164)	(11,320)	(7,598)	(5,593)	(45,560)
Future net cash flows	16,802	15,399	8,421	5,776	14,138	60,536
10% discount factor	(7,471)	(7,411)	(3,534)	(1,577)	(6,063)	(26,056)
Standardized measure of discounted future net cash flows	9,331	7,988	4,887	4,199	8,075	34,480

(a)	Standardized measure of discounted future net cash flows from oil and gas producing activities in Italy include revenues and costs related to the «gas storage and modulation» activity. These revenues and costs are estimated according to Decisions No. 26/02 and 49/02 issued by the Authority for Electricity and Gas on February 27 and March 26, 2002.

     Changes in standardized measure of discounted future net cash flows

     The following table reflects the changes in standardized measure of discounted future net cash flows for the years 2000, 2001 and 2002.

	2000	2001	2002

	(million E)
Beginning of year	22,753	32,701	26,771
Increase (Decrease):
— sales, net of production costs	(9,689)	(9,760)	(10,064)
— net changes in sales and transfer prices, net of production costs	11,889	(16,754)	18,936
— extensions, discoveries and improved recovery, net of future production and development costs	1,623	1,027	1,810
— changes in estimated future development and abandonment costs	(1,061)	(2,527)	(2,697)
— development costs incurred during the period that reduced future development costs	2,125	3,342	4,287
— revisions of quantity estimates	2,736	3,397	1,715
— accretion of discount	4,226	5,628	4,279
— net change in income taxes	(4,102)	5,618	(9,318)
— purchase of reserves in-place	3,052	4,443	387
— sale of reserves in-place	(7)	(34)	(646)
— changes in production rates (timing) and other	(844)	(310)	(980)
Net increase (decrease)	9,948	(5,930)	7,709
End of year	32,701	26,771	34,480

30) Other Audit Reports not included herein

     Eni, as a state owned company, was required by law to have each of its subsidiaries examined by independent auditors each year through 1992. Thereafter, Eni continued with the procedure as a matter of corporate policy. Eni has engaged a principal auditor for the Consolidated Group accounts.

     The audit reports of the principal auditor and the audit reports of certain major subsidiaries (i.e. Snam Rete Gas SpA, 59.8% owned, audited by Deloitte & Touche Italia SpA in 2002 and by Arthur Andersen in 2001; the Company was incorporated on November 15, 2000 and began its operations on July 1, 2001; Saipem SpA, 43.0% owned, audited by Reconta Ernst&Young SpA in 2002 and 2001 and by KPMG SpA in 2000; Società Italiana per il Gas pA, 40.9% owned as of December 31, 2002 and now 100% owned after the public tender offer, audited by Reconta Ernst&Young SpA in 2002 and 2001, Arthur Andersen SpA in 2000 and Eni Portugal Investments SpA audited by Deloitte and Touche Italia SpA in 2001 and 2002) are included herein.

     For 2000, the other subsidiaries of Eni not audited by the principal auditor and whose audit reports are not included herein, are summarized below (none of these subsidiaries represented more than 4% of Eni’s consolidated assets at December 31, 2002 or 6% of Eni’s consolidated revenues for the year 2000). The list below includes the names of the auditors of Eni’s subsidiaries not audited by Eni’s principal auditor in 2000, including those audited by other auditors who are referred to in the reports of the auditors of Società Italiana per il Gas pA and Saipem SpA.

Name of subsidiary	Audit firm

Società Petrolifera Italiana	Grant Thornton
Somicem	Mazars & Guerard
Sitep — Société Italo Tunisienne d’Exploration	KPMG Rached Fourati & Pétrolière SA Co International
Acquedotto Vesuviano	Consulaudit
Eni Acqua Campania	HLB Ria & Partners
Fiorentina Gas	Bompani Audit
Italgas Hellas	Consulaudit
Distribuidora De Gas Cuyana SA	Ernst & Young
Inversora De Gas Cuyana SA	Ernst & Young
Trans Austria Gasline Finance Co Ltd	Rawlinson & Hunter
Trans Tunisian Pipeline Co Ltd	PricewaterhouseCoopers
EniPower	PricewaterhouseCoopers
Agip Gas	Consulaudit
Atriplex	Consulaudit
Big Bon Distribuzione	S.G.R.C.
Costiero Gas Livorno	PricewaterhouseCoopers
Ecofuel	Consulaudit
Eni Portugal Investment	Deloitte & Touche Italia
Mixoil	PricewaterhouseCoopers
Petrolig	PricewaterhouseCoopers
Petroven	Consulaudit
Praoil Oleodotti Italiani	Reconta Ernst & Young
Agip Benelux BV	Deloitte & Touche
Agip (Zambia) Ltd	KPMG
Ambiente	Consulaudit
Ing. Luigi Conti Vecchi	HLB Ria & Partners
Intermare Sarda	Bompani Audit
SASP Offshore Engineering	Grant Thornton
Sonsub	Deloitte & Touche
Aquater	Consulaudit
Consorzio Eni Per L’Alta Velocità (Cepav Uno)	Deloitte & Touche
Consorzio Snamprogetti Foster Wheeler	Deloitte & Touche
Snamprogetti Sud	Grant Thornton
EMC Netherlands BV	Moret Ernst & Young
European Marine Contractors Ltd	Ernst & Young
Saipem Aban Drilling Co Private Ltd	PricewaterhouseCoopers

Name of subsidiary	Audit firm

Saipem Argentina S.A.M.I.C. YF	Henry M. Lisdero Y Asociados (E&Y)
Saudi Arabian Saipem Ltd	Whinney Murray & Co (E&Y)
Snamprotechint Serv. e Gestao de Projectos Lda	PricewaterhouseCoopers
Padana Assicurazioni	PricewaterhouseCoopers
Agenzia Giornalistica Italia	HLB Ria & Partners
EniComunicazione	HLB Ria & Partners
EniData	Serca
EniTecnologie	Neutra
Eurosolare	HLB Ria & Partners
Servizi Aerei	Consulaudit
Servizi Turistici Grantour	S.G.R.C.
Tecnomare	Deloitte & Touche
Territorio e Impresa (ex EniSud)	Horwath & Horwath Italia
Eni International Bank Ltd	PricewaterhouseCoopers