Form 20-F
period 2003-12-31
ENI SPA
filed 2004-06-25
CIK 1002242

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 1-14090

Eni SpA
(Exact Name of Registrant as Specified in Its Charter)

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

Ordinary shares of euro 1 each	4,002,922,176

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes         X          No        _____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  _____          Item 18  X

Page
Certain Defined Terms Presentation of Financial and Other Information Statements Regarding Competitive Position Glossary Conversion Table

PART I
Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS (*)
Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE (*)
Item 3.	KEY INFORMATION Selected Financial Information Selected Operating Information Exchange Rates Risk Factors
Item 4.

INFORMATION ON THE COMPANY
History and Development of the Company
Business Overview
Exploration & Production
Gas & Power
Refining & Marketing
Petrochemicals
Oilfield Services Construction and Engineering
Other Activities
Research and Development
Insurance
Environmental Matters
Regulation of Eni's Businesses
Property, Plant and Equipment
Organizational Structure

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Executive Summary
Critical Accounting Estimates
Principles of Consolidation
Results of Operations
Liquidity and Capital Resources
Financial Condition
Recent Developments
Management Expectations of Operations
Summary of Significant Differences Between Italian GAAP and U.S. GAAP

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES Directors and Senior Management Compensation Board Practices Employees Share Ownership
Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS Major Shareholders Related Party Transactions
Item 8.	FINANCIAL INFORMATION Consolidated Statements and Other Financial Information Significant Changes
Item 9.	THE OFFER AND THE LISTING Offer and Listing Details Markets
Item 10.	ADDITIONAL INFORMATION Memorandum and Articles of Association Material Contracts Exchange Controls Taxation Documents on Display
Item 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II
Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Item 15.	CONTROLS AND PROCEDURES
Item 16.
16 A	Audit Committee Financial Expert
16 B	Code of Ethics
16 C	Principal Accountant Fees and Services
16 D	Exemptions from the Listing Standards for Audit Committees
16 E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III
Item 17.	FINANCIAL STATEMENTS ( * )
Item 18.	FINANCIAL STATEMENTS ( ** )
Item 19.	EXHIBITS
___________________
( * )	Omitted pursuant to General Instructions for Form 20-F.
( ** )	The Registrant has responded to Item 18 in lieu of responding to Item 17.

        Certain disclosures contained herein including, without limitation, information appearing in “Item 4. Information on the Company”, and in particular “Item 4—Exploration & Production”, “Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures of Market Risk” contain forward-looking statements regarding future events and the future results of Eni that are based on current expectations, estimates, forecasts, and projections about the industries in which Eni operates and the beliefs and assumptions of the management of Eni. Eni may also make forward-looking statements in other written materials, including other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). In addition, Eni's senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements with regard to management objectives, trends in results of operations, margins, costs, return on capital, risk management and competition are forward looking in nature. Words such as ‘expects', ‘anticipates', ‘targets', ‘goals', ‘projects', ‘intends', ‘plans', ‘believes', ‘seeks', ‘estimates', variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni's actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Report under the section entitled “Risk Factors” and elsewhere. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the SEC.

CERTAIN DEFINED TERMS
        In this Form 20-F, the term “Eni” refers to Eni SpA and its consolidated subsidiaries and, unless the context otherwise requires, their respective predecessor companies. All references to “ Italy ” or the “State” are references to the Republic of Italy, all references to the “Government” are references to the government of the Republic of Italy . For definitions of certain oil and gas terms used herein and certain conversions, see “Certain Oil and Gas Terms” and “Conversion Table”.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
        Unless otherwise indicated, the financial information contained herein has been prepared in accordance with Eni Group accounting policies which are in accordance with principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri or, in the absence thereof and if applicable, the International Accounting Standards Board (collectively, “Italian GAAP”). For further details see Note 2 to the Consolidated Financial Statements. As described in Note 27 to the Consolidated Financial Statements, Italian GAAP differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Unless otherwise indicated, any reference herein to “Consolidated Financial Statements” is to the Consolidated Financial Statements of Eni (including the Notes thereto) included herein.
        Unless otherwise specified or the context otherwise requires, references herein to “dollars”, “$”, “U.S. dollars” and “ U.S. $” are to the currency of the United States and references to “euro” and “€” are to the currency of the European Monetary Union.

STATEMENTS REGARDING COMPETITIVE POSITION

        Statements made in “Item 4—Information on the Company”, referring to Eni's competitive position are based on the company's belief, and in some cases rely on a range of sources, including investment analysts' reports, independent market studies and Eni's internal assessment of market share based on publicly available information about the financial results and performance of market participants. Market share estimates contained in this document are based on management estimates unless otherwise indicated.

GLOSSARY

        A glossary of oil and gas terms is available on Eni's web page at the address www.eni.it . Below is a selection of the most frequently used terms.

        Financial Terms

Leverage
It is a non-GAAP measure of a company's financial condition, calculated as the ratio between net borrowings and shareholders' equity, including minority interests. For a discussion of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure, see “Item 5 – Financial condition”.

Net borrowings

Eni evaluates its financial condition by reference to “net borrowings”, which is a non-GAAP measure. Eni calculates net borrowings as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non operating financing receivables consist of amounts due to Eni's financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities. For a discussion of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure, see “Item 5 – Financial condition”.

        Business terms

Associated gas	Natural gas, occurring in the form of a gas cap, overlying an oil zone, contained in the reservoir’s crude oil gas

Average reserve life index	Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel	Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe
Barrel of Oil Equivalent. It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a certain coefficient (see "Conversion Table").

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

Condensates	These are light hydrocarbons produced along with gas that condense to a liquid state at surface temperature and pressure.

Conversion capacity	Maximum amount of heavy fractions that can be processed in certain dedicated facilities of a refinery to obtain finished products.

Deep waters	Waters deeper than 200 meters.

Development	Drilling and other post - exploration activities aimed at the production of oil and gas.

EPC	Engineering, Procurement, Construction.

EPIC	Engineering, Procurement, Installation, Construction.

Exploration	Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis and well drilling.

Infilling wells	Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

FPSO	Floating Production Storage and Offloading System.

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

Production Sharing Agreement (“PSA”)
Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, regulating relationships between States and oil companies with regards to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor's equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor and “profit oil” is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; and (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. Based on these amounts the company has already defined a clear development expenditure program which is an expression of the company's determination to develop existing reserves.

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

ABBREVIATIONS

BCF = billion cubic feet

BOE = barrel of oil equivalent

mmBBL = million barrels

KBBL/d = thousand barrels per day

mmCF/d = million cubic feet per day

CONVERSION TABLE

1 acre	= 0.405 hectares
1 barrel	= 42 U.S. gallons
1 BOE	= 1 barrel of crude oil	= 5,600 cubic feet of natural gas in Italy(1)
= 5,800 cubic feet of natural gas outside Italy(1)
1 barrel of crude oil per day	= approximately 50 tonnes of crude oil per year
1 cubic meter of natural gas	= 35.3147 cubic feet of natural gas
1 cubic meter of natural gas	= approximately 0.0063 barrels of oil equivalent in Italy (1)
= approximately 0.0061 barrels of oil equivalent outside Italy (1)
1 kilometer	= approximately 0.62 miles
1 short ton	= 0.907 tonnes	= 2,000 pounds
1 long ton	= 1.016 tonnes	= 2,240 pounds
1 tonne	= 1 metric ton	= 1,000 kilograms
= approximately 2,205 pounds
1 tonne of crude oil	= 1 metric ton of crude oil	= approximately 7.3 barrels of crude oil (assuming an API gravity of 34 degrees)
___________________
(1)

From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to BOE. The new rate adopted is 1 barrel of oil equals 5,742 cubic feet of natural gas. This conversion rate has been determined by management based on a number of factors. Other oil companies may use a different conversion rate. The change introduced does not affect the amount of proved reserves recorded at December 31, 2003 and is expected to have a negligible impact on production expressed in boe in 2004.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
        NOT APPLICABLE

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
        NOT APPLICABLE

Item 3. KEY INFORMATION

Selected Financial Information

The following tables show Eni selected historical financial data as of and for the years ended December 31, 1999 through 2003. The selected historical financial data are derived from Eni Consolidated Financial Statements which have been prepared in accordance with Italian GAAP, which differs in certain significant respects from US GAAP. For further information on the differences between Italian GAAP and US GAAP as they relate to Eni, please refer to Note 27 to Eni Consolidated Financial Statements.

	Years ended December 31,

	1999	2000	2001	2002	2003

	(million € except number of shares and per share and per ADS data)
CONSOLIDATED INCOME STATEMENT DATA
Amounts in accordance with Italian GAAP:
Net sales from operations(1)	31,008	47,938	48,925	47,922	51,487
Operating income(2):
Exploration & Production	2,834	6,603	5,984	5,175	5,746
Gas & Power(3)	2,580	3,178	3,672	3,244	3,627
Refining & Marketing	478	986	985	321	583
Petrochemicals	(362)	4	(332)	(126)	(176)
Oilfield Services Construction and Engineering	149	144	255	298	311
Other activities	-	-	-	(201)	(279)
Corporate and financial companies	(199)	(143)	(168)	(209)	(295)
Operating income	5,480	10,772	10,396	8,502	9,517
Income before extraordinary items and income taxes(4)	5,579	10,869	9,921	8,378	9,346
Net income(3) (4)	2,857	5,771	7,751	4,593	5,585
Data per ordinary share (€) (5):
Operating income	1.36	2.70	2.66	2.22	2.52
Income before extraordinary items and income taxes	1.40	2.72	2.54	2.19	2.47
Net income: basic and diluted	0.71	1.44	1.98	1.20	1.48
Data per ADS ($) (6):
Operating income	6.92	12.66	11.83	11.65	15.86
Income before extraordinary items and income taxes(3)	7.04	12.77	11.39	11.48	15.58
Net income: basic and diluted	3.61	6.79	8.82	6.29	9.31
Amounts in accordance with U.S. GAAP (€):
Net sales from operations	28,369	45,488	45,848	43,632	48,018
Operating income (7)	4,880	9,819	8,853	7,861	9,215
Income before cumulative effect of change
in accounting principle and income taxes (3):	4,912	10,067	10,330	8,350	9,274
Net income before cumulative effect of change in accounting principle					6,098
Effect of adoption of SFAS No. 143					198
Net income	2,873	5,758	6,317	5,292	6,296
Data per ordinary share (€):
Operating income	1.18	2.42	2.26	2.05	2.44
Income before cumulative effect of change
in accounting principle and income taxes (3):	1.22	2.52	2.64	2.18	2.45
Net income before cumulative effect of change in accounting principle:
basic and diluted					1.61
Net income: basic and diluted	0.72	1.44	1.62	1.38	1.67
Data per ADS ($) (6):
Operating income:	5.96	11.36	10.08	10.77	15.36
Income before cumulative effect of change
in accounting principle and income taxes(3):	6.20	11.83	11.76	11.44	15.46
Net income before cumulative effect of change in accounting principle:
basic and diluted					10.17
Net income: basic and diluted	3.63	6.77	7.19	7.25	10.50

	As of December 31,

	1999	2000	2001	2002	2003

	(million € except number of shares and dividend information)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with Italian GAAP:
Total assets, net	46,197	56,363	62,736	65,808	67,336
Short-term and long-term debt	9,551	11,044	12,819	15,420	16,254
Capital stock issued	4,133	4,133	4,001	4,002	4,003
Amounts in accordance with U.S. GAAP:
Total assets, net	47,612	57,257	64,976	66,122	71,995
Short-term and long-term debt	9,389	10,810	12,379	15,320	16,144
Capital stock issued	4,133	4,133	4,001	4,002	4,003
Other Financial Information
Capital expenditure	5,483	5,431	6,577	8,048	8,802
Investments (including net borrowings of acquired companies) (8)	114	4,384	4,664	1,366	4,255
Weighted average number of ordinary shares outstanding (shares million)	4,001	3,994	3,912	3,827	3,778
Dividend per share (€)	0.362	0.424	0.750	0.750	0.750
Dividend per ADS ($)	1.70	1.81	3.71	4.29	4.72
___________________
(1)
Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni's share of oil and gas production is withheld and sold by its joint-venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni's PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni's share of oil and gas production. Starting in 1999, in order to be consistent with international practices, Eni began classifying the value of production equivalent to such taxes as revenues and the associated taxes in the appropriate income tax account. See “Item 4—Exploration & Production—Oil and Natural Gas Reserves—Note 1 on page 26”.

(2)
As compared to 2002, in 2003 Eni's activities have been grouped differently: Syndial (former EniChem) has now been included in the “Other activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI); the new “Corporate and financial companies” segment has been created, which includes Eni Corporate, Sofid and the financial companies formerly included in the “Other Activities” segment. In order to allow for comparability with the prior year, data for 2002 have been reclassified accordingly; data of years before 2002 have not been reclassified as it is impractible to restate segment information for earlier periods.

(3)
Legislative Decree No. 164 dated May 23, 2000 requires Eni to unbundle its transmission and distribution activities from other businesses in the Natural Gas segment. In connection with such decree, Eni arranged for an independent appraisal of its transmission and distribution assets which resulted in estimates of the useful lives of such assets (40 years for pipelines and 50 for distribution networks). Such useful lives have also been confirmed by various reports issued by the Italian Authority for Electricity and Gas. Effective January 1, 2000, assets related to transmission and distribution activities are now depreciated based on the useful lives established by the aforementioned appraisal and no longer on the basis of useful lives established by the Ministry of Economy and Finance based on technical studies conducted for homogeneous industries (10% and 8% for pipelines and distribution networks, respectively). In 2001, this lower rate of depreciation resulted in an increase in operating income amounting to euro 663 million, an increase in income before minority interest amounting to euro 396 million and an increase in net income amounting to euro 312 million. Also note that effective from January 2002, the new Gas & Power division is responsible for Eni's natural gas and electricity generation activities. For comparability, results of operations and financial data of the Natural Gas and Electricity Generation segments, which were reported separately until year 2001, have been aggregated in the new Gas & Power segment.

(4)	Extraordinary income (expense) is as defined under Italian GAAP. These items would not qualify as extraordinary under U.S. GAAP. See Notes 27 and 28 to the Consolidated Financial Statements.

(5)

Euro per Share or dollars per American Depositary Share (ADS), as the case may be. Eni Shareholders' Meeting held on June 1, 2001 resolved to convert the nominal value of Eni Shares into euro by applying the fixed exchange rate of 1936.27 lire per euro; reduce the resulting nominal value of each share from euro 0.516 to euro 0.5; and group two shares of nominal value euro 0.5 into one share with nominal value of 1 euro. The conversion, due to EU requirements, was effective from June 18, 2001 . Starting from the same date, each ADS represents five Eni Shares. Consequently, all earnings per Share and earnings per ADS amounts in this selected financial data corresponding to prior periods have been restated to reflect the 2 for 1 reverse stock split. Earnings per share is calculated by dividing net income by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares. In order to compare earnings per share to previous years, the number of shares issued through stock grants made in 2000, 2001 and 2002 has been added to the number of shares outstanding in previous years. The dilutive effect of potential ordinary shares when converted into shares underlying the outstanding stock options on earnings per share is not material. See Note 29 to the Consolidated Financial Statements — Stock Compensation.

(6)
The financial statements are stated in euro. The translations of certain euro amounts into U.S. dollars are included solely for the convenience of the reader. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange. Data per ADS, with the exception of dividend per ADS in the years 1999 to 2002, were translated at the Noon Buying Rate of December 31 for each year presented ($1.2597 = € 1.00 at December 31, 2003 ). Dividend per ADS for the years 1999 through 2002 has been translated into U.S. dollars using for each year presented the Noon Buying Rate of the payment date. On June 11, 2004 , the Noon Buying Rate was U.S. dollars 1.2011 = euro 1.00.

(7)	See Note 28 to the Consolidated Financial Statements for details of operating income under U.S. GAAP by business segment for the last three years.

(8)
This item refers mainly to the acquisition cost of net equity of other companies and includes also the net borrowings of companies acquired. In 2003, it includes also the outlay for the tender offer for Italgas shares (euro 2,569 million). For a discussion of net borrowings, see “Item 5 Financial conditions”.

Selected Operating Information

        The table below sets forth selected operating information with respect to Eni's proved reserves, developed and undeveloped, of crude oil (including condensates and natural gas liquids) and natural gas, as well as other data, for the years ended and at December 31, 1999, 2000, 2001, 2002 and 2003. Such estimates of proved reserves have been prepared in accordance with Statement of Financial Accounting Standards No. 69 (“SFAS 69”). See the unaudited supplemental oil and gas information in Note 29 to the Consolidated Financial Statements.

	Years ended December 31,

	1999	2000	2001	2002	2003

Proved reserves at period end of: oil (mmBBL)	3,137	3,422	3,948	3,783	4,138
natural gas (BCF)	13,665	14,772	17,072	18,629	18,008
Proved reserves of hydrocarbons in mmBOE at period end(1)	5,534	6,008	6,929	7,030	7,272
Finding and development costs per BOE (three-year average)(2)	5.43	5.35	6.28	6.78	8.12
Reserve replacement ratio(3) (three-year average)	174	173	226	204	181
Reserve life index(4)	14.0	14.0	13.7	13.2	12.7
Average daily production of oil (KBBL/d)	674	748	857	921	981
Average daily production available for sale of natural gas (mmCF/d)(5)	2,209	2,493	2,827	3,015	3,174
Average daily production of hydrocarbons (KBOE/d)(5)	1,064	1,187	1,353	1,449	1,536
Oil and gas production costs per BOE(6)	3.64	3.61	3.85	3.83	4.16
Profit per barrel of oil equivalent(7)	4.11	7.86	5.48	5.08	5.95
Natural gas sales to third parties in primary distribution(8)	60.24	61.25	61.96	60.44	65.12
Natural gas consumed by Eni(8)				2.02	1.90
Natural gas sales in secondary distribution(8)	2.67	3.48	3.91	3.79	4.44
Natural gas sales to third parties and natural gas consumed by Eni(8)	62.91	64.73	65.87	66.25	71.46
Third-party transport of natural gas in Italy(8)	6.90	9.45	11.41	19.84	24.63
Length of natural gas transport network in Italy at period end(9)	29.0	29.1	29.6	29.8	30.1
Electricity production sold(10)		4,77	4,99	5,00	5.55
Refined products production(11)	38.31	38.89	37.78	35.55	33.52
Balanced capacity of wholly–owned refineries(12)	664	664	664	504	504
Capacity utilization of wholly–owned refineries(13)	96	99	97	99	100
Number of service stations at period end (in Italy and outside Italy)	12,489	12,085	11,707	10,762	10,647
Average throughput per service station (in Italy and outside Italy)(14)	1,543	1,555	1,621	1,674	1,771
Petrochemicals production(15)	8.30	8.53	7.83	7.12	6.91
Oilfield Services Construction and Engineering order backlog at period end(16)	4,439	6,638	6,937	10,065	9,405
Employees at period end (units)	72,023	69,969	70,948	80,655	76,521
___________________
(1)

Includes approximately 756, 783, 728, 779 and 747 BCF of natural gas held in storage in Italy at December 31, 1999, 2000, 2001, 2002 and 2003 respectively. See “Item 4—Information on the Company—Exploration and Production—Storage”. For 1999 data see “Item 4—Information on the Company—Exploration & Production—Oil and Natural Gas reserves—Note 1 on page 26.

(2)

Consists of (i) the sum of costs incurred in respect of (a) acquisitions of unproved property and (b) exploration and development activities, divided by (ii) the increase in proved reserves attributable to (a) revisions of previous estimates, (b) improved recovery and (c) extensions and discoveries, in each case prepared in accordance with SFAS 69. In 2001, 2002 and 2003, excluding the purchase cost of unproved property of Lasmo (acquired in year 2001) and Fortum Petroleum (acquired in 2003), as well as cost incurred in connection with Iranian buy-back contracts in 2002 and 2003, finding and development costs (three-year average) were 5.33, 5.67 and 6.53 USD/BOE respectively. See the unaudited supplemental oil and gas information in Note 29 to the Consolidated Financial Statements. Expressed in dollars.

(3)

Consists of (i) the increase in proved reserves attributable to (a) purchases of minerals in place, (b) revisions of previous estimates, (c) improved recovery and (d) extensions and discoveries, divided by (ii) production during the year as set forth in the reserve tables, in each case prepared in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 29 to the Consolidated Financial Statements. Expressed as a percentage.

(4)

Consists of proved reserves at year-end divided by production during the year as set forth in the reserve tables, in each case presented in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 29 to the Consolidated Financial Statements. Expressed on a yearly basis.

(5)

Natural gas production volumes exclude gas consumed in operations (94, 132 and 151 mmCF/d in 2001, 2002 and 2003, respectively). See also “Item 4—Information on the Company—Exploration and Production—Production—Notes 1 and 3 on page 27”.

(6)
Consists of production costs (costs incurred to operate and maintain wells and field equipment) prepared in accordance with SFAS 69 divided by actual production net of production volumes of natural gas consumed in operations. See the unaudited supplemental oil and gas information in Note 29 to the Consolidated Financial Statements. Expressed in dollars.

(7)
Results of operations from oil and gas producing activities, divided by actual sold production, in each case prepared in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 29 to the Consolidated Financial Statements. for a calculation of results of operations from oil and gas producing activities. Expressed in dollars.

(8)	Expressed in Billions of cubic meters.
(9)	Expressed in Thousands of kilometers.
(10)	Expressed in Gigawatthour.
(11)	Expressed in Millions of tons.
(12)	Expressed in KBBL/d.
(13)	Expressed in Production as a percentage of capacity taking into account scheduled plant shutdowns.
(14)	Expressed in Thousands of liters per day.
(15)	Expressed in Millions of tons. For year 2003 and 2002 data see Note 2 in the preceding page.
(16)	The sum of the order backlog of Saipem SpA and Snamprogetti SpA, expressed in millions of euro.

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

				At
	High	Low	Average(1)	Period End

	U.S. dollars per euro
Year ended December 31
1999	1.18	1.00	1.06	1.01
2000	1.03	0.83	0.92	0.94
2001	0.95	0.84	0.90	0.89
2002	1.05	0.86	0.95	1.05
2003	1.26	1.04	1.13	1.26
___________________
(1)	Average of the Noon Buying Rates for the last business day of each month in the period.

			At
	High	Low	Period End

	U.S.dollars per euro

December 2003	1.2597	1.1956	1.2597
January 2004	1.2853	1.2389	1.2452
February 2004	1.2848	1.2426	1.2441
March 2004	1.2431	1.2088	1.2292
April 2004	1,2358	1,1802	1,1975
May 2004	1.2274	1.1801	1.2217
June 2004 (through June 11, 2004)	1.2320	1.2011	1.2011

        Fluctuations in the exchange rate between the euro and the dollar affect the dollar equivalent of the euro price of the Shares on Telematico and the dollar price of the ADSs on the NYSE. Cash dividends related to fiscal year 2003 will be paid by Eni SpA in euro in 2004 and exchange rate fluctuations will also affect the dollar amounts received by owners of ADSs upon conversion by the Depository of cash dividends paid in euro on the underlying Shares. The Noon Buying Rate on June 11, 2004 was U.S. dollars 1.2011 = euro 1.00.

Risk Factors

        Competition; Risks Deriving from the Influence of Italian Regulations on Certain Eni Business Segments

        There is strong competition worldwide, both within the oil industry and with other industries, in supplying energy to the industrial, commercial and residential energy markets. A number of Eni's competitors have merged or may have the intention to merge and so lead to possibly stronger competition from competitors with greater financial resources. In its Exploration & Production business, particularly outside Italy, Eni encounters competition from other major international oil companies for obtaining exploration and development rights. In its natural gas business, Eni encounters increasingly strong competition from both national and international natural gas suppliers, also following the impact of the liberalization of the Italian natural gas market introduced by Legislative Decree No. 164/2000 which provides for, among other things, the opening of the entire Italian market to competition by 2003, limits to the size of gas companies relative to the market and third parties access to transport infrastructure. In its electricity business, Eni competes with other producers from Italy or outside Italy which sell electricity on the Italian open market. In addition, an uncertain regulatory framework and delays in the authorization process for the construction of new power plants on the part of public administrations prevent operators, including Eni, from fully deploying their growth plans in the electricity business according to schedule. Eni faces competition from several major international oil companies in its refinery and refined product marketing businesses. In the retail market, Eni competes with third parties both in Italy and outside Italy (including major international oil companies, companies owned by oil producing nations and local operators) to obtain concessions to establish and operate service stations. Once established, Eni's service stations compete primarily on the basis of services and availability of non-petroleum products. In Italy plans for the upgrading and efficiency improvement of the national service station network can advance only in accordance with the evolution of the regulatory framework, which lags behind that of other major European countries. Eni also faces significant competition from certain international operators in the oilfield services, construction and engineering industries. Such competition is primarily on the basis of technical expertise, quality and number of services and availability of technologically advanced facilities (for example vessels for offshore construction).

        Cyclicality of Petrochemical Industry; Regional and Competitive Risks for Eni Petrochemical Activities

        The petrochemical industry is subject to cyclical fluctuations in demand, with consequent effects on prices and profitability exacerbated by the highly competitive environment of the industry. Eni's petrochemicals operations, which are located mainly in Italy, have been in the past and may in the future be adversely affected by worldwide excess installed production capacity, as well as by economic slowdowns in many industrialized countries. The dislocation of petrochemical activities to geographical areas like the Far East and oil producing countries which provide long term competitive advantages has weakened the competitiveness of petrochemicals operations in industrialized countries, including Eni's own petrochemical operations. Petrochemical operations in industrialized countries are also less competitive than those located in the above-mentioned areas due to stricter regulatory frameworks and growing environmental concerns which prevail in industrialized countries.

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

        Crude oil prices are subject to international supply and demand and other factors that are beyond Eni's control. OPEC member countries control production of a significant portion of the worldwide supply of oil and can exercise substantial influence over its price levels. International geopolitical tensions and political developments, including sanctions imposed on certain oil-producing countries on the basis of resolutions of the United Nations, can also affect world supply and prices of oil. Such factors can also affect the prices of natural gas because such prices are typically tied to the prices of certain refined petroleum products. Lower crude oil prices have an adverse impact on Eni's results of operations.

        Substantial portions of Eni's hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries. At December 31, 2003, approximately 70% of Eni's proved hydrocarbons reserves were located in such countries. See “Item 4 —Exploration & Production—Oil and Natural Gas Reserves”. Similarly, a substantial portion of Eni's natural gas supply comes from countries outside the EU and North America . In 2003, approximately 28% of Eni's domestic supply of natural gas came from such countries. See “Item 4 —Gas & Power—Natural Gas Supplies”. In August 1996, the United States adopted the Iran and Libya Sanctions Act (the “Sanctions Act”). The Sanctions Act requires the President of the United States to impose at least two sanctions from a six–sanction menu under certain circumstances against companies which engage in trade with or investment activities in Libya and Iran. The Sanctions Act is expected to expire on August 5, 2006. Under the Sanctions Act, sanctions against Libya are expected to be applied until the President of the United States decides that Libya has complied with UN resolutions No. 731 of 1992 and No. 883 of 1993. Recent signs of a new Libyan attitude to the solution of existing controversies have led the UN to suspend Resolutions No. 731 and 883. Recently also the United States have been changing their attitudes towards Lybia as witnessed by the lifting of Lybian economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control on April 23, 2004. Eni does not believe that the Sanctions Act will have a material adverse effect on its financial condition or results of operations. For a description of Eni's operations in Libya and Iran see “Item 4 — Information on the Company—Exploration and Production— North Africa and Rest of the World.”

        Liberalization of the Italian Natural Gas Market

        Legislative Decree n. 164 dated May 23, 2000 introduced rules for the liberalization of the Italian natural gas market which have a significant impact on Eni's activity, as the company is present in all the phases of the natural gas chain. The decree, among other things, establishes:

  opening of the entire market to competition by 2003; this means that all customers in Italy are free to chose their supplier of natural gas since the start of the year;

  until December 31, 2010 antitrust thresholds for operators calculated as a percentage share of national consumption set as follows: (i) effective January 1, 2002, 75% for imported or domestically produced natural gas volumes input in the national transport network and destined to sales; this percentage is to decrease by 2 percentage points per year until it reaches 61% in 2009; (ii) effective January 1, 2003, 50% for sales to final customers. These ceilings are calculated on a three-year base net of losses (in the case of sales) and volumes of natural gas consumed in own operations. In accordance with article 19, line 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in own operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and for volumes input into the Italian network to be sold in Italy;

  the Authority for Electricity and Gas determines criteria for transport, dispatching, storage, use of LNG terminals and tariffs for natural gas for distribution by means of local networks; and

  third parties are allowed to access infrastructure according to set conditions.

        Eni's natural gas margin(1) in Italy may decrease permanently compared to historical levels

_______________
(1)	For a definition of margin in this document, see "Glossary".

        In order to meet the medium and long-term demand of natural gas, and in particular of the Italian market, Eni entered into long-term purchase contracts with producing countries that currently have a residual average term of approximately 17 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.3 billion cubic meters of natural gas per year ( Russia 28.5, Algeria 21.5, Netherlands 10, Norway 6 and Nigeria 1.5) by 2008. The above quantities are based on the annual contract quantity of the relevant contract. The average annual minimum quantity is approximately 85% of said quantities. In order to comply with the above mentioned regulatory thresholds relating to volumes input to the national transport network, Eni signed multi-annual contracts with third party importers to sell natural gas volumes exceeding said thresholds outside of the Italian territory; in prior years these volumes were imported into Italy and sold to Italian consumers by Eni. This change in the sale mix is structural and adversely affects Eni's results of operations. Further, management expects Eni's margins on natural gas in Italy to come under pressure in future years due to the entry into the market of new competitors including the above mentioned third parties which purchase natural gas from Eni outside the Italian territory and resell it to Italian customers.

        Eni growth prospects in Italy are limited by regulation

         Due to the antitrust threshold on direct sales in Italy , management expects Eni's natural gas sales in Italy to increase at a rate that cannot exceed the growth rate of natural gas demand in Italy . Management believes all these developments might have a material adverse impact on Eni's results of operations.

        Eni may not be able to sell in Italy all the natural gas volumes it planned to import and, as a consequence, it may be unable to sell all natural gas volumes which Eni is committed to purchase under take-or-pay contract obligations

        To date Eni's natural gas supply contracts have entailed the application of take-or-pay clauses only once in year 2003; the relevant cash outlay following the application of the pay clause on that circumstance was not material. See “Item 5 - Management expectations of operations”. Natural gas imports for the next few years have been planned based on the highest flexibility allowed by long term supply contracts, assuming that access capacity to the Italian network will be available in accordance with said flexibility. However, this assumption may be inconsistent with the current network code as established by the Authority for Electricity and Gas with decision No. 137 of July 17, 2002 , in implementation of article 24, line 5 of Legislative Decree No. 164/2000. Decision No. 137 established priority criteria for the entitlement of transmission capacity at entry points from international networks into the domestic network. Entitlement periods can last no longer than five years. In particular it recognises priority access to take-or-pay contracts entered into before 1998, within the limit of the average daily contractual quantity. There is therefore no guaranteed access priority for the whole contractual flexibility. In fact, take-or-pay contracts entered into by Eni before 1998 envisage Eni's right to withdraw daily amounts larger than the average daily contractual amount; this contractual flexibility provided by the difference between the maximum daily amount Eni is entitled to and the average contractual daily amount is used in particular in winter. In the event of congestion at entry points, natural gas volumes not receiving a priority are assigned available transmission capacity on a pro-rata basis. Decision No. 137 establishes a transitional regime according to which for thermal year 2003-2004 access priority is granted also for one third of the difference between maximum contractual daily amounts and average daily amounts. On November 6, 2002 Eni filed a claim with the Regional Administrative Court of Lombardia requesting the annulment of decision No. 137/2002 as Eni considers this decision inconsistent with the overall rationale of the European natural gas framework, especially with reference to Directive 98/30/CE and Legislative Decree No. 164/2000, which key provisions have been reaffirmed by the recently enacted Directive 2003/55/CE. See “Item 4 – Regulation – Natural Gas”. In case of an unfavourable outcome of this matter, management believes that Eni's results of operations could be negatively affected should market conditions prevent Eni from selling its whole availability of natural gas under take-or pay contract obligations. See “Item 5—Management Expectations of Operations”.

        Eni may be required to upgrade the infrastructure for natural gas import creating an oversupply of natural gas in the long term (beyond 2007)

        On November 21, 2002 the Italian Antitrust Authority concluded an inquiry started on request of Blugas SpA concerning Eni's alleged violation of competition rules. The Antitrust Authority judged that Eni had violated these rules for having given, with the aim of respecting binding market thresholds, priority access to Italian purchasers with which Eni had entered supply contracts with volumes bought outside of Italy and supplied at entry points into the Italian network. The Antitrust Authority considers that these contracts infringe the rationale of article 19 of Legislative Decree No. 164/2000 which defines the limits for volumes to be input by a single operator into the national network. The Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit “a report indicating measures to be taken to eliminate infringing behaviours with specific attention to the upgrading of the transmission network or equivalent actions”. On February 19, 2004, Eni filed this report in which the company stated its commitment to increasing the level of competition in the national gas market, particularly through the upgrading of natural gas import pipelines from Austria and Tunisia on the condition that construction of new LNG terminals in Italy would not be commenced by third parties in the same time frame. With a decision of March 18, 2004, notified on March 26, 2004 , the Authority for Electricity and Gas started an infraction procedure against Eni having considered that the measures planned by Eni are not adequate to remove the infringing behaviour. According to Eni the construction of new LNG terminals would be a sufficient upgrading of the Italian natural gas infrastructure system in order to meet the expected growth in Italian natural gas demand over the long term (beyond 2007) while at the same time ensuring a sound level of market opening. In order to comply with the requests included in the Antitrust Authority's decision of November 21, 2002, Eni submitted to the Authority on June 18, 2004, a proposal entailing the sale to third parties of 2.3 billion cubic meters oer year of natural gas starting in 2004 through 2008 (for a total of 9.2 billion cubic meters of natural gas in this four-year period) before such natural gas enters the national transmission network, in accordance with a pro-rata mechanism. In its decision on June 24,2004, the Authority judged this proposal as adequate, if implemented, to the end the effects of the violation of competition rules hoghlighted in the November 21, 2002 decision. In its June 24, 2004 decision the Authority also extended to October 7, 2004 the deadline for closing the infraction procedure in order to allow Eni to implement its proposal. In the event of a negative outcome of this infraction procedure, should Eni be obliged to upgrade the import infrastructure from Austria and Tunisia in addition to the planned LNG terminal construction by third parties, this could led to a situation of oversupply of natural gas on the domestic market, which in turn would cause further pressure on Eni's natural gas margins. This situation is expected to occur presumably in 2008-2010 when this additional transport capacity should come on stream. On February 5, 2003 Eni filed a claim with the Regional Administrative Court of Lazio in Rome requesting the annulment of the ruling taken by the Antitrust Authority.

        The Italian Government, Parliament and regulatory authorities may take further steps to improve competition in the Italian natural gas market and such regulatory developments may adversely affect Eni' s results of operations

        Eni cannot predict the final outcome of this matter and future developments in the more general institutional debate ongoing on the liberalization of the natural gas market in Italy as confirmed by the joint official inquiry regarding the Italian gas market started in March 2003 by the Authority for electricity and gas and the Antitrust Authority with the aim of acquiring elements and information useful to define actions to improve competition. On June 19, 2004, the findings of this inquiry were made publicly available. According to both Authorities, the overall level of competition of the Italian natural gas market is unsatisfactory due to the dominant position held by Eni in many phases of the natural gas chain. Specifically, the Authorities state that the vertical integration of Eni in the supply and transport of gas has restricted the development of competition in Italy notwithstanding the antitrust ceilings introduced with Law 164/2000. It is further stated that the overall price of natural gas in Italy (in particular for the industrial sector) is higher than in other European countries. Accordingly, both authorities identified possible measures which in their opinion could enhance the level of competition in the natural gas market, among which the most important are: (i) the construction of new infrastructure for the import of natural gas; (ii) the creation of an independent transmission system operator (TSO) that owns and operates both the national high pressure transport grid and the storage of gas; and (iii) a framework for the assignment to third parties of natural gas volumes or natural gas contracts relating to Eni’s take-or-pay long term natural gas supply contracts. Management believes the institutional debate on the degree of competition in the Italian natural gas market to be an area of attention and cannot exclude negative impacts on Eni’s financial condition or results of operations in future years deriving from the developments of this matter. In particular, the implementation of any of the above measures designed to improve competition in the Italian natural gas market in the future may have a material adverse effect on Eni’s financial condition or results of operations.

Environmental Regulation

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni's operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni's operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken, the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni's consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni's consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules, including Decree No. 367 of the Ministry of Environment, published on January 8, 2004, fixing new quality standards for aquatic environment and dangerous substances. This decree modifies completely the actual set of rules, because of the imposition of qualitative standards that can be reached only through considerable investments; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni's liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

        Risks deriving from changes in oil prices and in natural gas, refined and petrochemical products prices and margins

        Operating results in certain of Eni's businesses, particularly the Exploration & Production, Refining & Marketing, Gas & Power and Petrochemical segments are affected by changes in the price of oil and by their impact on prices and margins of natural gas and refined and petrochemical products. Overall, lower oil prices have a net adverse impact on Eni's results of operations. The effect of lower oil prices on Eni's average realizations of oil is generally immediate. However Eni's average realizations for oil differs from the price of marker crude Brent due primarily to the circumstance that Eni's production slate, including also heavy crudes, has a lower API gravity compared with Brent crude (when processed the latter allows for higher yields of valuable products compared to heavy crudes, hence higher market price).

        A time lag exists between movements in oil prices and movements in the prices and margins of natural gas and refined and petrochemical products. In particular, trends of natural gas margins in Eni primary distribution business tend to mitigate the impact of changes in oil prices on Eni's operating results due to different movements in prices of certain energy parameters to which natural gas purchase and sale prices are contractually indexed in different proportions and as measured over different reference periods. In secondary distribution of natural gas, despite the fact that all customers are eligible since January 1, 2003, the Authority for Electricity and Gas still establishes reference sale prices for non eligibile customers in order to allow for a gradual and regular transition to a free market, in accordance with the provisions of a Decree of the President of the Council of Ministers of October 31, 2002. In this segment, sale prices can be affected by Government regulations aimed at fighting inflation that limit the ability to transfer natural gas purchase costs onto the final sale price.

        The results of operations of Eni's Refining & Marketing segment are substantially affected by changes in European refining margins which reflect changes in relative prices of crude oil and refined products. Generally, a time lag exists between changes in oil prices and movements in refined products prices.

        Eni's petrochemical products margins are affected by trends in demand and changes in oil prices which influence changes in cost of petroleum-based feedstock. Generally, an increase in oil price determines a decrease in petrochemical products margins on the short term. Prolonged weakness of the European economy as well as Eni's own structural weaknesses have prevented Eni's Petrochemical segment from returning to profitability in recent years due to the inability to transfer increases of oil-based feedstocks onto to selling prices. Due to industry conditions and weak economic growth in Europe, management does not expect any significant improvement in petrochemicals segment profitability over the foreseeable future.

        Exchange Rates

        Movements in the exchange rate of the euro against the U.S. dollar can have a material impact on Eni's results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, U.S. dollars, while a significant portion of Eni's expenses is denominated in euro. Similarly, prices of Eni's petrochemical products generally are denominated in, or linked to, euro, whereas expenses in the Petrochemicals segment are denominated both in euro and U.S. dollars. Accordingly a depreciation of the U.S. dollar versus the euro generally has an adverse impact on Eni results of operations.

        Weather in Italy and Seasonality

        Significant changes in weather conditions in Italy from year to year may cause variations in demand for natural gas and some refined products; in colder years, demand is higher. Accordingly, the results of operations of the Gas & Power segment and, to a lesser extent, the Refining & Marketing segment, may be affected by such variations in weather conditions. In addition, Eni's results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand for which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months.

        Interest Rates

        Interest on Eni's financial debt is primarily indexed at a spread to benchmark rates such as the Europe Interbank Offered Rate, “EURIBOR” and the London Interbank Offered Rate, “LIBOR”. As a consequence, movements in interest rates can have a material impact on Eni's financial expense in respect of its financial debt.

        Uncertainties in Estimates of Oil and Natural Gas Reserves

        Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are the following:
- the quality of available geological, technical and economic data and their interpretation and judgement;
- whether the prevailing tax rules, other government regulations and contractual conditions, will remain the same as on the date estimates are made;
- results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions;
- changes in oil and natural gas prices could have an effect on the quantities of Eni's proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made . In particular the reserves estimates are subject to revision as prices fluctuate due to the cost recovery feature under certain Production Sharing Agreements (PSA); and
- the production performance of Eni reservoirs.

        Many of these factors, assumptions and variables involved in estimating reserves are beyond Eni control and may prove to be incorrect over time. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered. Additionally, any downward revision in Eni’s estimated quantities of reserves could have adverse consequences on Eni’s financial results, such as increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders' equity.

        Critical accounting estimates

The preparation of financial statements entails accounting estimates that are characterized by a high degree of uncertainty, complexity and judgement. Notwithstanding these critical accounting estimates are thoroughly applied and underlying amounts are fairly determined, management cannot rule out that in future years such estimates might be wrong due to, among other things, the following factors: uncertainty, lack or limited availability of information; the availability of new informative elements, variations in economic conditions such as prices, significant factors (e.g. removal technologies and costs) and the final outcome of legal, environmental or regulatory proceedings. See “Item 5 - Critical accounting estimates”.

Item 4. INFORMATION ON THE COMPANY

History and Development of the Company

        Eni SpA with its consolidated subsidiaries is engaged in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni has operations in about 70 countries and 76,521 employees as of December 31, 2003.

        Eni, the former Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, was transformed into a joint stock company by Law Decree 333 published in the Official Gazette of the Republic of Italy no. 162 of July 11, 1992 (converted into law on August 8, 1992, by Law 359, published in the Official Gazette of the Republic of Italy no. 190 of August 13, 1992). The shareholders’meeting of August 7, 1992 resolved that the company be called Eni SpA. Eni is registered at the Companies Register of Rome, register tax identification number 00484960588, VAT number 00905811006, R.E.A. Rome no. 756453. Eni is expected to remain in existence until December 31, 2100; its duration can however be extended by resolution of the shareholders.

        Eni’s registered head office is located at Piazzale Enrico Mattei 1, Rome, Italy (telephone number: +39-0659821). Eni branches are located in:

  San Donato Milanese (Milan), Via Emilia, 1;

  San Donato Milanese (Milan), Piazza Ezio Vanoni, 1; and

  Gela (Sicily), Strada Statale 117 bis, Entrada Ponte Olivo, 93012 Gela.

        Internet address: www.eni.it

        Eni’s agent in the United States is Viscusi Enzo, 666 Fifth Ave., New York, NY 10103.

        Eni’s principal segments of operations and subsidiaries are described below.

        Agip SpA was merged into Eni SpA effective as of January 1, 1997 to become Eni’s Exploration & Production division. Eni conducts its exploration and production activities through its Exploration & Production division and certain operating subsidiaries. Eni’s exploration, development and production activities commenced in 1926, when Agip was formed by the Government with a mandate to explore for and develop oil and natural gas. Exploration and production operations are conducted in Italy, Croatia, North Africa, West Africa, the North Sea, the Gulf of Mexico, the Middle and Far East, the Caspian Sea, Australia and Latin America. In 2003, Eni produced 1,536 KBOE/d of hydrocarbons and, at December 31, 2003, it had estimated proved reserves of 7,272 mmBOE with a life index of 12.7 years. In 2003, Eni’s Exploration & Production segment had net sales from operations (including intersegment sales) of euro 12,746 million and operating income of euro 5,746 million.

        Snam SpA was merged into Eni SpA effective as of February 1, 2002 to become Eni’s Gas & Power division. Eni now conducts its natural gas and electricity generation activities through its Gas & Power division and certain operating subsidiaries. Eni natural gas supply, transmission and distribution activities commenced in the 1940s with the commercial sale of natural gas to industrial users in Northern Italy. In 2003, Eni’s primary distribution sales of natural gas to third parties totalled 50.93 billion cubic meters in Italy and 14.15 billion cubic meters in Europe; natural gas volumes consumed by Eni and Eni’s subsidiaries – mainly in electricity generation, refining and petrochemicals operations - totalled 1.90 billion cubic meters. Primary distribution sales include sales to wholesalers, mainly local distribution companies, and large industrial and thermoelectric users which are supplied by a high and medium pressure gas pipeline network. Eni’s high and medium pressure gas pipeline network for primary distribution is about 30,000 kilometres long in Italy, while outside Italy Eni holds transmission rights on approximately 3,800 kilometers of high pressure pipelines. Eni’s natural gas transport network in Italy is owned and managed by Snam Rete Gas SpA. Snam Rete Gas is listed on the Italian Stock Exchange, Eni’s share being 50.07%. Snam Rete Gas transports natural gas on behalf of Eni and third parties (“shippers”); in 2003 its transported volumes were 76.37 billion cubic meters, of which 24.63 billion were on behalf of third parties. Eni operates in retail distribution (“secondary distribution”) of natural gas which includes almost exclusively sales made by local distribution companies to commercial and residential users through low pressure pipeline networks. Eni operates in secondary distribution in Italy through Italgas—the largest local distribution company in Italy—wholly owned by Eni following the tender offer successfully closed in January 2003. Eni operates in secondary distribution activities outside Italy in Hungary through Tigaz, in Argentina through Distribuidora de Gas Cuyana and in Slovenia through Adriaplin. In 2003, Eni’s secondary distribution sales were 8.40 billion cubic meters in Italy and 4.44 billion cubic meters outside Italy.

        Eni conducts its electricity generation activities through its wholly-owned subsidiary Enipower SpA, which owns and manages Eni’s power stations of Livorno, Taranto, Mantova, Ravenna, Brindisi and Ferrera Erbognone with a total installed capacity of approximately 1,930 megawatts as of December 31, 2003. In 2003, annual production of electricity sold totalled 5.55 terawatthour. Eni owns other minor power stations located in Eni’s petrochemical plants and refineries whose production is mainly for internal consumption. The accounts of these power stations are reported within Eni’s Refining & Marketing and Petrochemicals segments.

        In 2003, Eni’s Gas & Power segment had net sales from operations (including intersegment sales) of euro 16,068 million and operating income of euro 3,627 million.

        AgipPetroli SpA was merged into Eni SpA effective January 1, 2003 to become Eni’s Refining & Marketing division. Eni now conducts its refining and marketing activities through the Refining & Marketing division and certain operating subsidiaries. Activities commenced in the 1930s, when Eni initiated the development of the industrial and retail markets for refined products in Italy. Eni’s refining and marketing activities are located primarily in Italy, Europe and Latin America. Eni has a 36.6% market share in the retail market of refined products in Italy; its brands are Agip and IP. In 2003, sales of refined products totaled 49.91 million tons, of which 30.58 million were in Italy. The balanced refining capacity of Eni’s wholly-owned refineries amounted to 504 KBBL/d at December 31, 2003. In 2003, Eni’s Refining & Marketing division had net sales from operations (including intersegment sales) of euro 22,148 million and operating income of euro 583 million.

        Eni’s petrochemical activities commenced in the 1950s, when it began production of basic petrochemicals at its Ravenna industrial complex. Through Polimeri Europa SpA and its subsidiaries, Eni operates in olefins and aromatics, basic intermediate products, chlorine derivatives, polyethylene, polystyrenes and elastomers. Eni’s petrochemical operations are concentrated in Italy and in Western Europe. In 2003, Eni sold 5.3 million tons of petrochemical products. In 2003, Eni’s Petrochemicals segment had net sales from operations (including intersegment sales) of euro 4,487 million and an operating loss of euro 176 million.

        Eni’s oilfield services, construction and engineering activities commenced in the late 1950s. Through Saipem SpA (a 43% owned subsidiary) and its subsidiaries, Eni operates in offshore construction, in particular fixed platform installation, subsea pipe laying and floating production systems. Eni owns and operates a fleet of world class marine service vessels, able to drill wells 10,000 meters deep in water depths in excess of 3,000 meters and to lay pipelines up to 60 inches in diameter in water depths up to 3,000 meters. Through Snamprogetti SpA (a wholly owned subsidiary) and its subsidiaries Eni is a provider of engineering and project management services to the oil and gas, refining petrochemical industries. In 2003, Eni’s Oilfield Services, Construction and Engineering segment had net sales from operations (including intersegment sales) of euro 6,306 million and operating income of euro 311 million.

        A list of subsidiaries of Eni is included as an exhibit to this Form 20-F.

        Strategy

        Eni plans to pursue strong hydrocarbon production growth by developing on internal lines and continuing its program of rationalisation of its asset portfolio aimed at increasing its value by focusing on strategic areas with sound growth potential and leaving marginal ones. Management plans to dedicate major efforts to reserve replacement in order to support long-term growth.

        In its natural gas and power generation business, Eni plans to increase natural gas sales on European markets and to maintain natural gas volumes sold in Italy at present levels leveraging on expected natural gas demand growth, the development of integrated gas-electricity supply and the completion in time of the plan of expansion of power generation capacity in its industrial sites.

        In its refining and marketing of petroleum products business, Eni plans to complete the upgrading of its distribution network in Italy and to develop its presence in selected areas in Europe where it can leverage on operating synergies and a well established brand. In refining Eni plans to pursue high levels of efficiency and flexibility and to develop high quality fuels anticipating the environmental requirements of European regulations.

        In its oilfield services, construction and engineering business, Eni plans to concentrate its presence in the strategic segment of large projects for the development of offshore hydrocarbon reserves and construction of industrial plants and infrastructure based on the application of technologies for hydrocarbon production treatment and transport and for natural gas and heavy crudes upgrading.

        Eni plans to reduce capital employed in non core businesses and to pursue the integration of its core businesses in order to support international growth by means of integrated projects and to improve its competitive positioning. Eni plans to improve operational efficiency and effectiveness.

        Eni plans to increase resources dedicated to research and development activity and to focus resources on selected projects which in management’s view can earn Eni competitive advantages in the medium to long-term, in particular in the areas of exploration and recovery of hydrocarbons and of upgrading of heavy crudes and natural gas.

        Eni plans to make capital expenditure amounting to euro 25.5 billion in the next four-year period to sustain its growth strategy. Approximately 90% of this capital expenditure is planned in the Exploration & Production, Gas & Power and Refining & Marketing segments. Management believes that in the next four-year period cash flow from operations is sufficient to cover financial requirements related to planned capital expenditure and the payment of dividends, assuming an average Brent price of 16 dollars/barrel in the 2004-2007 period in real terms (base year 2000) and a dollar/euro exchange rate at parity.

Key developments

        The most significant events that occurred during 2003 and to date in 2004 were the following:

  In 2003, hydrocarbon production reached 1.54 mmBOE/d, a 6% increase over year 2002. Eni’s proved reserves of hydrocarbons at December 31, 2003 reached 7,272 mmBOE, increasing by 242 mmBOE over 2002. The increase in proved reserves allowed Eni to replace 142% of production; this average was 118% without taking into account the effect of purchases and sales of property. The average reserve life index is 12.7 years (13.2 in 2002);

  In March 2003 Eni purchased the entire capital of the Norwegian oil company Fortum Petroleum AS, which in 2002 produced 39 KBOE/d and held proved reserves of 159 mmBOE as of December 31, 2002. Total consideration plus financial debt acquired amounted to U.S. dollar 975 million. This transaction is part of Eni’s strategy of upstream growth by strengthening its presence in key areas and increasing interests in already held assets in order to generate operational synergies;

  In Libya, development is underway of the natural gas, oil and condensates fields of Wafa in the NC-169 A onshore permit and of Bahr Essalam in the NC-41 offshore permit. Eni’s interest in the project is 50%. Management expects production to start in late 2004 at Wafa and in 2005 at Bahr Essalam. Natural gas produced from both fields is planned to be transmitted to Italy through an underwater pipeline linking Mellitah on the Libyan coast to Gela in Sicily. The laying of the pipeline started in the second half of 2003. Management expects transport of natural gas volumes to start in late 2004, in line with the start of production at Wafa. Natural gas volumes are projected to reach 8 billion cubic meters per year (4 billion being Eni’s share). Such volumes have already been booked by operators in the natural gas sector under long-term supply contracts. Eni’s share of the planned capital expenditure for the whole project amounts to euro 3.7 billion; of which 3.1 billion for the upstream phase;

  In Angola, in offshore Block 15 (Eni’s interest 20%) development of the oil fields discovered in the Kizomba area is ongoing. This project is going to be carried out in phases. The first one, under completion, concerns the development of the Hungo and Chocalho fields; management expects production to start in the second half of 2004. The second phase, concerning the development of the Kissanje and Dikanza fields, is expected to start up production in 2006. Eni’s share of planned capital expenditure for the two phases amounts to approximately U.S. dollar 1.3 billion;

  In Angola, in Block 14 (Eni’s interest 20%) engineering and construction works are underway for the development of the Benguela /Belize/Lobito/Tomboco fields (BBLT) expected to start-up in 2006;

  In February 2004, under the North Caspian Sea PSA (Eni is operator with a 16.67% interest), the development plan of the Kashagan oil field located in the Kazakh section of the Caspian Sea was approved by the relevant Kazakh Authorities. The approved development plan consists of multiple phases; management expects production to start in 2008. Total planned capital expenditure is estimated at U.S. dollar 29 billion, Eni’s share being in the range of U.S. dollar 5 billion;

  In March 2004, in Saudi Arabia, an exploration licence for the extraction of natural gas in the so called C area covering about 52,000 square kilometres in the Rub al Khali basin at the border with Qatar and the United Arab Emirates was awarded to a consortium formed by Eni with an international oil company and Saudi Aramco (Eni operator with a 50% interest);

  Within its strategy of international expansion in natural gas, in July 2003 Eni purchased a 50% stake of Unión Fenosa Gas, engaged in the energy field in Spain; the relevant consideration amounted to euro 442 million. In February 2003, Eni started supplies of natural gas produced in Russia and transported via the Blue Stream pipeline to the Turkish company Botas, marking the entry of Eni in this market. Natural gas volumes sold totalled approximately 1.3 billion cubic meters (0.633 billion being Eni’s share);

  In April 2004 Eni signed an agreement with the Portuguese Government for the reorganization of Galp Energia (Eni’s interest 33.34%) within the restructuring process of the Portuguese energy sector. Under the agreement Eni concentrates its activities in the natural gas sector through a 49% interest in Gas de Portugal (indirectly owned through Galp Energia) and exits the segment of refining and marketing of refined products in Portugal. Gas de Portugal will be managed jointly with Electricidade de Portugal, the other shareholder with a 51% interest; the natural gas transmission network owned by Gas de Portugal will be sold to a state-owned Portuguese company. The finalization of the agreement is subject to authorization from relevant antitrust authorities. When finalized, this transaction will provide Eni cash proceeds of euro 667 million;

  Within its strategy of commercial policy integration and development of its natural gas segment also at an international level, on November 25, 2002 Eni launched a public tender offer on all Italgas SpA ordinary shares outstanding not owned directly or indirectly by Eni, corresponding to approximately 56% of Italgas’ share capital. Eni offered a price of euro 13 per share, to be fully paid in cash. The tender offer successfully closed on January 27, 2003 and Italgas shares were withdrawn from listing on the Italian Stock Exchange effective on February 7, 2003. Following the squeeze-out of the remaining minority shareholders, Eni now owns 100% of the share capital of Italgas. Total consideration paid pursuant to the tender offer amounted to approximately euro 2.5 billion.

In 2003, Eni invested approximately euro 13.1 billion in new capital expenditure and investments. Capital expenditure amounted to 8.8 billion, of which 93% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and concerned in particular: (i) the development of hydrocarbon fields (euro 5,016 million) in Libya, Iran, Angola, Nigeria, Italy, Egypt and Kazakhstan; (ii) exploration (euro 635 million); (iii) upgrade and maintenance of Eni’s natural gas transport and distribution networks in Italy (euro 726 million); (iv) the construction of power stations (euro 542 million); (v) the construction of the Greenstream gasline (euro 460 million) that will carry natural gas from Libyan fields to Sicily; (vi) refinery upgrade, upgrade of the fuel distribution network in Italy and outside Italy and the purchase of service stations in Europe (for a total of euro 730 million). Investments (including net borrowings acquired) amounted to euro 4.3 billion and concerned primarily the Italgas tender offer (euro 2,569 million), the purchase of 100% of Fortum Petroleum (euro 909 million), the purchase of 50% of Unión Fenosa Gas (euro 442 million), as well as the purchase of majority stakes in natural gas distribution companies in Hungary (euro 68 million). In 2003 new capital expenditure and investments increased by approximately euro 3.7 billion with respect to year 2002, or 39%, due mainly to a euro 2.9 billion increase in investments and to a euro 0.6 billion increase in capital expenditure for the development of hydrocarbon reserves.

        In 2002, Eni invested about euro 9.4 billion in new capital expenditure and investments. Capital expenditure (euro 8 billion) referred principally to the development of hydrocarbon reserves and exploration expenditure, the development and upgrade of Eni’s natural gas transport and distribution networks, the expansion of power generation capacity, the maintenance of refineries as well as the upgrading of Eni’s network of service stations in Italy and Europe. Investments (euro 1.4 billion including net borrowings acquired) referred in particular to the acquisition of 100% of Bouygues Offshore. In 2002 new capital expenditure and investments decreased by approximately euro 1.9 billion with respect to year 2001, or 17%, due mainly to a euro 3.3 billion decrease in investments, partly offset by a euro 1 billion increase in capital expenditure for the development of hydrocarbon reserves and a euro 0.2 billion increase in the capital expenditure for the purchase of proved and unproved property.

        In 2001 Eni invested about euro 11.3 billion in new capital expenditure and investments. Capital expenditures (euro 6.6 billion) referred principally to the development of hydrocarbons reserves and exploration expenditure, the development and upgrade of Eni’s natural gas transport and distribution networks, the maintenance of refineries and petrochemicals plants as well as the upgrading of Eni’s network of service stations in Italy and Europe. Investments (euro 4.7 billion, including net borrowings) referred in particular to the completion of the acquisition of Lasmo for a total of euro 4.128 million (including net borrowings for about euro 970 million) and the purchase of 50% of Polimeri Europa — the remaining 50% already owned by Eni — (euro 204 million). Main divestment occurred in 2001 concerned: (i) 40.24% of share capital of Snam Rete Gas, a company indirectly wholly-owned by Eni, through means of an initial public offering and a private placement to foreign professional and institutional investors. The offering price was set at euro 2.8 per share. Total proceeds from the offering amounted to euro 2.2 billion in cash; (ii) 100% of share capital of Immobiliare Metanopoli, as well as Eni’s other real estate for total proceeds of euro 754 million in cash; (iii) the polyurethane business to Dow Chemical for proceeds of euro 428 million, of which euro 128 million was cash, euro 204 million corresponding to a 50% interest in Polimeri Europa (of which Eni already owns 50%) and euro 96 million of royalty rights for the use of Dow proprietary technology.

BUSINESS OVERVIEW

Exploration & Production

        Eni is engaged in the exploration and production of hydrocarbons in Italy, Croatia, North Africa, West Africa, the North Sea, the Gulf of Mexico, the Middle and Far East, the Caspian Sea, Australia and Latin America.

        Eni is pursuing a growth strategy aimed at achieving a daily production target of approximately 1.9 mmBOE by 2007, which corresponds to an annual average growth rate of 5% over the next four years. Management plans to increase production by developing in areas where Eni has a consolidated presence and through the start-up of important projects in Libya, Angola, Nigeria, Iran and Kazakhstan. Eni intends to continue the rationalization of its asset portfolio, started after the purchase of British-Borneo Plc and Lasmo Plc, in order to increase its value by focusing on strategic areas with the highest growth potential and exiting marginal areas with limited growth prospects. Management plans to concentrate exploration expenditure in areas with high mineral potential, capable of providing the highest returns. Management plans to improve business performance by searching for operating solutions aimed at reducing operating costs and increasing synergies.

        Oil and Natural Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil (including condensate and natural gas liquids) and natural gas which on the basis of geological and engineering data will be able to be recovered with reasonable certainty in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not escalations based upon future conditions.

Eni has always held direct control over the booking of proved reserves. The Reserve Department of the Exploration & Production Division, reporting directly to the General Manager, is entrusted with the task of keeping reserve classification criteria (“criteria”) constantly updated and of monitoring their periodic quantification process. The criteria follow the United States regulations issued through the Financial Accounting Standard Board and the Securities and Exchange Commission (“SEC”) as well as, on specific issues not regulated by norms, the consolidated practice recognized by qualified reference institutions. The current criteria applied by Eni have been examined by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which confirmed that such criteria are compliant with the SEC principles. D&M also stated that the criteria regulate situations for which the SEC rules are less precise, providing a reasonable interpretation in line with the SEC standards and the generally accepted practices in international markets. Eni quantifies its reserves on the basis of the mentioned criteria also when it participates in exploration and production activities operated by other entities.

From 1991 Eni has requested qualified independent petroleum engineering companies1 to carry out an independent evaluation of its proved reserves on a rotative basis. In particular, in 2003 a total of 2.4 billion BOE of proved reserves, or about 33% of Eni’s total reserves at December 31, 2003, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as prior evaluations did in past years.

Eni’s proved reserves of hydrocarbons at December 31, 2003 reached 7,272 mmBOE (oil and condensates 4,138 mmBBL; natural gas 18,008 BCF), increasing by 242 mmBOE over 2002, due to: (i) new discoveries and extensions (355 mmBOE) in particular in Kazakhstan, Libya, Angola, Algeria, Venezuela and Italy; (ii) upward revisions of previous estimates (287 mmBOE) in particular in Kazakhstan, Nigeria, Algeria, Norway and Angola, offset in part by downward revisions in Italy; (iii) acquisitions (162 mmBOE) in particular of the Norwegian company Fortum Petroleum; (iv) improved recovery (31 mmBOE) in particular in Congo, Algeria and Egypt. Increases in proved reserves were offset in part by production for the year (570 mmBOE) and the sale of interests in fields in the British section of the North Sea (23 mmBOE). The increase in proved reserves allowed to replace 142% of production; this average was 118% without taking into account the effect of purchase and sale of property. The average reserve life index was 12.7 years (13.2 in 2002).

Estimated proved developed reserves at December 31, 2003, amounted to 4,230 mmBOE (2,447 mmBBL of oil and condensates and 10,224 BCF of natural gas) representing 58% of total estimated proved reserves (53% and 54% at December 31, 2002 and 2001, respectively).

Estimated proved reserves of hydrocarbons applicable to long-term supply agreements with foreign governments or authorities in which Eni acts as producer represent approximately 8% of total estimated proved reserves as of December 31, 2003.

_____________________
1 From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott.

The table below sets forth a geographical breakdown of Eni’s estimated proved reserves of hydrocarbons, on a barrel of oil equivalent basis, for the periods indicated.

	Year ended December 31,

	1999 (1)	2000	2001	2002	2003

	(mmBOE)
Italy	1,477	1,389	1,315	1,199	996
North Africa	1,849	1,929	2,122	2,033	2,024
West Africa	1,067	1,093	1,136	1,287	1,324
North Sea	646	700	879	825	912
Rest of World	495	897	1,477	1,686	2,016

Total	5,534	6,008	6,929	7,030	7,272

_____________________
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

        For additional information regarding Eni’s estimated proved reserves and proved developed reserves of crude oil and natural gas, see Note 29 to Eni’s consolidated financial statements “Additional financial statement disclosures required by U.S. GAAP and the SEC - Supplemental oil and gas information for the exploration and production activities - Oil and natural gas reserves (unaudited)”.

        Mineral right portfolio and exploration activity

        As of December 31, 2003, Eni’s portfolio of mineral rights consisted of 1,053 exclusive or shared rights for exploration and development in 36 countries on five continents, for a total net acreage of 242,635 square kilometers (281,682 at December 31, 2002). Of these, 43,879 square kilometers concerned production and development (41,580 at December 31, 2002). Outside Italy net acreage decreased by 35,296 square kilometers due to releases, in particular in Egypt, China, Australia and Algeria and by 3,751 square kilometers in Italy. Increases were registered in Norway due to the purchase of Fortum Petroleum.

        A total of 105 new exploratory wells were drilled (43 of which represented Eni’s share), as compared to 120 exploratory wells completed in 2002 (52 of which represented Eni’s share). Overall success rate was 46.7% (38.6% in 2002); the success rate of Eni’s share of exploratory wells was 45.7% (39.1% in 2002).

        Capital expenditure

        See “Item 5 – Liquidity and capital resources – Capital expenditure by segment”.

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

        In 2003 hydrocarbon production totalled 1,536 mmBOE/d (oil and condensates 981 KBBL/d; natural gas 3,174 mmCF/d), increasing by 87 KBOE/d over 2002, up 6%, due to: (i) the purchase of Fortum Petroleum; (ii) start-ups of fields mainly in Australia, Algeria, Pakistan, Iran, Nigeria, the United States and Angola; (iii) production growth recorded in Nigeria, Kazakhstan and Venezuela; (iv) the cancellation of production cuts imposed by OPEC. These increases were offset in part by: (i) the decline of mature fields; (ii) lower entitlements in Production Sharing Agreements due to higher international oil prices2; and (iii) the effect of the sale of mineral assets in 2002.

______________________
2 In PSAs production, calculated at reference prices, allows both the recovery of costs incurred “Cost Oil“ and a remuneration “Profit Oil“ assigned in part to the producing country and in part to the oil company. An increase in international oil prices entails lower entitlements of hydrocarbons produced to the mentioned components; the opposite occurs in case of a decline in prices.

        Production of oil and condensates (981 KBBL/d) increased by 60 KBBL/d, up 6.5%, due to increases registered outside Italy in particular in: (i) Norway, due to the purchase of Fortum Petroleum; (ii) Nigeria, in particular for the start-up of the Abo field (Eni operator with a 50.19% interest); (iii) Australia for the start-up of the Woollybutt field (Eni operator with a 65% interest); (iv) Algeria, due to the start-up of the Ourhoud (Eni’s interest 4.59%) and ROM Est (Eni operator with a 50% interest) fields; (v) Iran for the start-up of the Balal (Eni’s interest 45%) and Darquain (Eni operator with a 60% interest) fields; (vi) Venezuela at the Dación field (Eni operator with a 100% interest); and (vii) Kazakhstan, at the Karachaganak field (co-operated by Eni with a 32.5% interest), and in Italy at the Val d’Agri fields. These increases were partly offset by declines registered in Angola due to the maintenance standstill of the Kuito field (Eni’s interest 20%), by declines of mature fields in Congo and Egypt and by the effect of the sale of assets in 2002.

        Natural gas production available for sale (3,174 mmCF/d) increased by 159 mmCF/d, up 5.3%, due mainly to increases registered outside Italy, in particular in: (i) Pakistan due to the start-up of the Bhit (Eni operator with a 40% interest) and Sawan (Eni’s interest 23.7%) fields as well as the reaching of full production at the Miano (Eni’s interest 15.16%) and Zamzama (Eni’s interest 17.75%) fields; (ii) Norway, due to the purchase of Fortum Petroleum; (iii) Trinidad & Tobago for the reaching of full production of fields in Block NMCA-1 (Eni’s interest 17.31%); (iv) Nigeria for the increase in natural gas volumes treated at the Bonny plant (Eni’s interest 10.4%). These increases were offset in part by the decline of mature fields, in particular in Italy and the United States.

        Hydrocarbon production sold amounted to 556.2 mmBOE. The 4.3 mmBOE difference over production was due essentially to a temporary increase in technical stocks related to sale processes and lower withdrawals with respect to entitlements outside Italy.

        The tables below set forth Eni’s production (1) of oil and condensates and natural gas for the periods indicated.

	Year ended December 31,

	1999	2000	2001	2002	2003

Production of oil and condensates	(KBBL/d)
Crude Oil and Condensates (2)
Italy	88	76	69	86	84
North Africa	221	227	228	252	250
West Africa	202	213	219	222	236
North Sea	116	124	204	213	235
Rest of the World	47	108	137	148	176

Total	674	748	857	921	981

	Year ended December 31,

	1999	2000	2001	2002	2003

Natural gas production available for sale	(mmCF/d)
Natural Gas (2) (3)
Italy	1,511	1,438	1,313	1,260	1,181
North Africa	278	454	497	560	559
West Africa	21	67	82	87	128
North Sea	222	258	450	516	596
Rest of the World	177	276	485	592	710

Total	2,209	2,493	2,827	3,015	3,174

___________________
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

(2)	For 1999 data see note 1 on page 23.
(3)	Natural gas production volumes consumed in operations are excluded. The effect was of 94, 132 and 151 mmCF/d in 2001, 2002 and 2003, respectively.

        The table below sets forth certain information and operating data regarding Eni’s principal oil and natural gas interests at and for the year ended December 31, 2003.

	Commencement of operations	Number of interests	Net exploration (1) and development acreage	Net development acreage	Type of fields	Number of producing fields	Number of other fields
Italy	1926	261	40,210	15,118	Onshore/Offshore	94	82
North Africa
Algeria	1981	29	3,226	760	Onshore	14	14
Egypt	1954	38	12,849	1,969	Onshore/Offshore	34	24
Libya	1959	7	21,268	8,053	Onshore/Offshore	9	9
Tunisia	1961	11	3,784	1,888	Onshore/Offshore	8	5
		85	41,127	12,670		65	52
West Africa
Angola	1980	38	2,223	432	Offshore	32	39
Congo	1968	17	7,507	741	Offshore	16	8
Gabon	1981	4	20,344	43	Offshore	1	0
Nigeria	1962	55	7,770	4,878	Onshore/Offshore	115	130
		114	37,844	6,094		164	177
North Sea
Norway	1965	44	4,239	316	Offshore	12	13
Netherlands	2001	1	47	47	Offshore	2	0
United Kingdom	1964	61	2,379	1,076	Offshore	40	19
		106	6,665	1,439		54	32
Rest of World
Australia	2001	13	19,275	1,643	Offshore	1	2
China	1983	3	241	85	Offshore	6	6
Croatia	1996	2	3,018	878	Offshore	1	7
Ecuador	1988	1	2,000	2,000	Onshore	1	1
Indonesia	2001	10	12,360	984	Onshore/Offshore	8	8
Iran	1957	4	423	423	Onshore/Offshore	3	1
Kazakhstan	1995	2	1,030	106	Onshore/Offshore	1	1
Pakistan	2000	12	8,089	598	Onshore	5	2
Trinidad & Tobago	1970	1	66	66	Offshore	3	2
United States	1968	408	2,502	489	Onshore/Offshore	15	4
Venezuela	1998	3	713	131	Onshore/Offshore	5	2
		459	49,717	7,403		49	36
Other			1,156	1,156		2
Other countries with only		28	65,916
exploration activity
		792	202,425	28,762			5
Outside Italy

Total		1,053	242,635	43,880		426	382

(1)	Square kilometers.

        Eni’s principal regions of operations are described below.

        Italy

In 2003, Eni’s hydrocarbon production in Italy totaled 300 KBOE/d and represented 19% of Eni’s total production. Eni’s exploration and development interests in Italy are concentrated in the Po Valley, the Adriatic Sea, the Central Southern Apennines, Sicily and the Sicilian offshore. Natural gas production totaled 1,181 mmcf/day and represented approximately 72% of Eni’s hydrocarbon production in Italy. Eni’s principal natural gas fields are located in the Adriatic Sea (Barbara, Porto Garibaldi/Agostino, Angela/Angelina, Cervia/Arianna and Porto Corsini Mare Ovest which collectively accounted for 43.5% of Eni’s natural gas production in Italy in 2003) and in the Ionian Sea (Luna, which accounted for 8.2%). In early 2005 the Tea, Arnica and Lavanda gas wells, located 60 kilometers off the Adriatic coast are expected to start production at the final level of 25.78 mmcf/day (about 29 mmcf/day) net to Eni.

Production of oil in Italy totaled 84 KBBL/d. Eni’s three major fields, Val d’Agri in Southern Italy, Villafortuna in the Po Valley and Aquila in the southern Adriatic offshore, represented 73.6% of Eni’s total oil production in Italy in 2003. Other oil fields are Rospo in the Adriatic Sea, Vega offshore southern Sicily, Gela and Ragusa in Sicily. In Val d’Agri development activities continued.

        Exploration activities yielded positive results with the natural gas wells: (i) Annamaria 2, completed in January in Concession A.C14.AG (Eni’s interest 90%) in the Adriatic offshore; (ii) Elettra 2, drilled in April in permit BR250 AG (Eni’s interest 100%) in the Adriatic offshore; (iii) Panda W-1 drilled in the offshore of Sicily off the coast of Agrigento where the Panda 1 gas well had been drilled in 2002 (Eni operator with a 37.5% interest); (iv) Capparuccia 1, drilled in August on the Ponzano di Fermo permit (Eni’s interest 100%) onshore in Central Italy.

        The development of the Tea, Arnica and Lavanda gas wells, located 60 kilometers off the Adriatic coast started. First production is expected in early 2005.

        The development of the Miglianico oil field is underway; production is expected to start in early 2006. Within the development project for the Val d’Agri fields, the fourth treatment train and the drilling of further 11 producing wells, to be added to the existing 27 (15 in production) are underway. In 2003 production net to Eni amounted to 55 KBOE/d of which 2,500 derive from the long production test of Cerro Falcone and Monte Enoc.

        Within the portfolio rationalization process, in May 2004 Eni sold its 100% interest in Stargas SpA to Gas Plus for approximately euro 140 million. Stargas is a newly-established company, to which certain Italian properties were transferred that included: (i) 42 natural gas and condensate production concessions and 3 exploration permits, located mainly in central-southern Italy; (ii) gas transmission and treatment infrastructure; and (iii) real estate and certain investments. In 2003 Stargas production amounted to about 5 KBOE/d, consisting mainly of natural gas.

        With regards to the Alto Adriatico Project, in 2003 proved natural gas reserves of certain fields offshore the Adriatic Sea were written off in connection with article no. 26 Law 179/2002, which prohibits exploration and production of hydrocarbons in this section of the Adriatic Sea. Despite the fact that concessions have not been withdrawn, Eni was aware that the draft law on energy that is under discussion at the Parliament no longer requires the institution of a specific commission on this issue as had been previously requested by the Parliamentary Commission to collect further information on the mentioned prohibition of exploration and production.

        On May 11, 2004, certain Eni natural gas fields located offshore the Adriatic coastline between the regions of Veneto and Emilia Romagna were placed under preliminary seizure following a decision of the Court of Rovigo as part of an investigation concerning a subsidence phenomenon allegedly caused by the activity of exploration and production of hydrocarbons. Currently these fields produce approximately 16.8 mmCF/d. On June 10, 2004 the seizure was lifted on all but one minor field. Certain other Eni natural gas fields in the same area are still under seizure following a Court decision of February 5, 2003 relating to the same issue. Before the seizure, the latter fields produced approximately 13.4 mmCF/d. The overall economic impact of this matter is not material. See “Item 18 – Financial Statements – Note 23 – Legal Proceedings”.

        North Africa

        Eni’s operations in North Africa are conducted in Algeria, Egypt, Libya and Tunisia. In 2003, North Africa accounted for 22% of Eni’s total worldwide production of hydrocarbons.

        Algeria. Eni has been present in Algeria since 1981. Eni’s principal oil producing fields are located in the Bir Rebaa area (Eni’s interest 49%) in the south-eastern desert. In 2003 oil production started at: (i) the ROM Est field (Eni operator with a 50% interest) west of Bir Rebaa with production amounting to 1.5 KBBL/d net to Eni; (ii) the second and third treatment train of the three planned at the unitized Ourhoud field (Eni’s interest 4.59%) south-west of Bir Rebaa. In 2003 this field produced 7 KBBL/d net to Eni. The Rod and satellites field (Eni operator with a 63.96% interest) is under development near Bir Rebaa with production expected in the third quarter of 2004.

        Three new oil discoveries were made in Block 404 (Eni’s interest 25%) in the south-eastern desert near the border with Tunisia, with the HBNE-1 (drilled 5 kilometers from the Hassi Berkine field), SFSW-1 and Bkne-Aac-A wells. These exploration wells, drilled at depths of 3,250 to 3,400 meters yielded between 3 and 4 KBBL/d in test production.

        In the Zamoul el Kbar permit (Eni operator with a 100% interest) the REC 2-H appraisal well showed the presence of hydrocarbons at a depth of about 3,000 meters and yielded over 8 KBBL/d. In October 2003 the saleability of this field’s production was declared.

        In the second half of 2003 the ROME field (Eni operator with a 50% interest) started production at the initial level of about 3 KBBL/d.

        Authorization is pending for the expansion of the treatment center of the ROM field that will allow to increase capacity from 7 to over 23 KBBL/d and also for the installation of a gas treatment and compression unit and a gasline for the transfer of gas to the Bir Rebaa center.

        The Ourhoud project (Eni’s interest 4.59%) was completed and provides for the development of the oil field in Blocks 404, 405 and 406 over 300 kilometers south-east of Hassi Messaoud. In 2003 this field produced 174 KBBL/ds/day (7 KBBL/d net to Eni).

        Egypt. Eni has been present in Egypt since 1954.

        The main oil producing interests held by Eni are the Belayim and Ashrafi fields in the Gulf of Suez and the Melehia field located in the Western Desert.

        In 2003, natural gas production amounted to 95 KBOE/d net to Eni. The main natural gas producing interests operated by Eni are concentrated in the Nile Delta, onshore the Abu Madi and el Qar’a fields, and in the Mediterranean offshore, the el Temsah, North Port Said (the former Port Fouad), Darfeel and Baltim fields. In early 2004 the Nouras field in the North Port Said concession was started up with initial production of 40.6 mmcf/day net to Eni. Development activities are ongoing for the North Port Said, Baltim and el Temsah fields.

        In Egypt exploration activity takes place in 10 exploration permits in 35 production concessions. The major exploration areas in geomineral terms are: (i) gas and condensates in the North Sinai, the Nile Delta and the Mediterranean offshore; and (ii) oil in the Suez Gulf and the Western Desert.

        Eni was assigned two exploration permits as operator: Ras el Ush and South Ferain located in the Gulf of Suez (Eni’s interests 75 and 70%, respectively). Exploration plans provide for the drilling of three wells in both permits.

        As a consequence of the Bid Round 2002, Blocks 24 and 26 Offshore Mediterranean were assigned to Eni, while Block 10 Western Desert was assigned to Eni following the Bid Round 2003. The latter bid needs to be approved by the Egyptian Parliament, which will confirm the conferral of licences to Eni.

        In 2003 over 150 workover actions were performed on the wells of the Belayim Marine and Belayim Land fields (Eni’s interest 50%) located in the Sinai Peninsula.

        In this area four new exploration wells (BM-75, Belayim Land Bay North-1, Sinai South-1 and Sinai NW-1) were drilled. The first three wells found hydrocarbons and were linked to existing production facilities.

        Development activities are ongoing in the natural gas fields located in the following concessions: (i) North Port Said (former Port Fouad, Eni’s interest 50%) located offshore about 40 kilometers north of Port Said at a water depth of 20 to 90 meters. The project provides for the development of the Nouras field and the extension of the el Gamil terminal. Through this work daily production increased by 14.4 mmcf net to Eni; (ii) Baltim (Eni’s interest 25%) located offshore north of the Nile Delta about 10 to 45 kilometers off the coast. The project includes the installation of a platform on Baltim North, the drilling of 4 development wells, the completion of a fifth already drilled well and the laying of a gasline. These facilities are expected to start production in 2005 in order to maintain the contract production level of 211.89 mmcf/day (37 KBOE/d); (iii) Temsah (Eni operator with a 25% interest) located between the Nile Delta and Port Said about 60 kilometers off the coast. The project includes the installation of a production platform with 8 wells, 4 of these already drilled, which will be linked to the existing Temsah North West platform. These facilities are expected to start production at the end of 2004 in order to maintain the contract production level of approximately 480 mmcf/day.

        Libya. Eni started operations in Libya in 1959. Eni’s principal producing interests are located in two areas: onshore in the central-eastern desert in the Bu-Attifel field, where Eni is operator with a 50% interest, and offshore Tripoli in the Bouri field, where Eni is operator with a 30% interest.

        The joint development of the natural gas, oil and condensate field of Wafa, located in permit NC-169A about 520-kilometers south west of Tripoli, and Bahr Essalam, located in the NC-41 offshore permit, 110-kilometer north of Tripoli is underway. Eni’s interest in the project is 50%.

        Within the onshore development (Wafa) 25 wells were drilled (17 gas and 8 oil wells) of the 30 designed, while the workover of the 8 existing wells (5 gas and 3 oil wells) was completed; the construction of facilities and the laying of pipelines linking the wells with the Mellitah treatment plant on the Libyan coast are underway. Within the offshore development (Bahr Essalam), the Sabratha platform and its infrastructure, as well as the Mellitah plant, are under construction. In August the laying of the 520-kilometer long pipeline for exporting the production from the two wells to Italy commenced (see Gas & Power - Development initiatives, below). The Wafa field is expected to start production in the fourth quarter of 2004 at an initial level of 54 KBOE/d net to Eni. The Bahr Essalam field is expected to start production in June 2005 at an initial level of 61 KBOE/d net to Eni. Full production from the two fields (128 net to Eni) is expected in 2006.

        Early production was started in January 2004 at the Elephant oil field in the NC-174 onshore permit (Eni’s interest 33.33%). In the first half of 2004 initial production is expected to amount to 40 KBBL/d (9 KBBL/d to Eni). Full production will be provided by 29 wells. Peak production is expected to be reached in early 2007 with 150 KBBL/d (32 KBBL/d net to Eni).

        Tunisia. Eni has been present in Tunisia since 1961; its main producing interests are in the el Borma oil field and in the oil and gas Hammouda and Oued Zar fields, operated by Eni with a 50% interest. In 2003 the Adam field (Eni operator with a 35% interest) started production.

        Morocco. Following the acquisition of Lasmo, Eni has been present in Morocco since 2001 and holds a 40% interest in the Ras Tafelney atlantic offshore block, in partnership with a US independent company holding the remaining 60% interest.

        West Africa

        Eni’s operations in West Africa are conducted mainly in Angola, Congo and Nigeria. In 2003, West Africa accounted for 17% of Eni’s total worldwide production of hydrocarbons.

        Angola. Eni has been present in Angola since 1980. Eni’s main oil producing interests are located in Block 0, former Cabinda (Eni’s interest 9.8%), Block 14 (Eni’s interest 20%) and Block 15 (Eni’s interest 20%). The main oil fields in Block 0 are the Takula, Nemba and Malongo fields.

        In offshore Block 14 (Eni’s interest 20%) the Negage-2 appraisal well was drilled 10 kilometers from the Negage-1 discovery well and identified an oil and gas bearing column. In Block 15 (Eni’s interest 20%) four new oil discoveries were made: (i) Bavuca-1, which yielded 2 KBBL/d in test production; (ii) Kakocha-1, which yielded over 4 KBBL/d in test production; (iii) Tchihumba-1 which yielded over 5 KBBL/d in test production; and (iv) Clochas-1, which yielded about 2 KBBL/d in test production. Three successful appraisal wells were drilled on preceding discoveries: Saxi-2, Batuque-2 and Mondo 3/A (each yielded over 5 KBBL/d).

        In the deep waters of Block 14 the Kuito oil field is producing, while engineering and construction works are underway for the development of the of Benguela/Belize and Lobito/Tomboco fields expected to start-up in 2006; peak production is targeted at 40 KBBL/d net to Eni in 2007.

        Development activities of the A and B phases continued in the Kizomba area situated in Block 15 aimed at starting production at the Hungo and Chocalho fields. Production is expected to start in the second half of 2004. Peak production of 39 KBBL/d net to Eni is expected in 2006. In phase B, concerning the development and start-up of production of the Kissanje and Dikanza fields, four EPC contracts were awarded for the completion of the project. Production start-up is scheduled for 2006. In November 2003 in Block 15 the Xikomba oil field was started-up at an initial production level of 15 KBBL/d net to Eni during the production period. Recently in Block 15 the development of Mondo field has also been approved with start-up expected in 2007.

        In Block 0 (former Cabinda B, Eni’s interest 9.8%) development continued of the North Sanha and Bomboco fields containing oil, condensates and LPG. Gas cycling on North Sanha will be provided by the associated gas produced in areas B and C of Block 0, thus reducing gas flaring by 50%. Production is expected to start between the autumn of 2004 and the beginning of 2005, with a peak production of 100 KBBL/d (10,000 net to Eni) in 2007.

        Congo. Eni has been present in Congo since 1968. Eni’s principal oil producing interests operated in Congo are located in the deep offshore facing Pointe Noire: the Kitina (Eni’s interest 35.75%), Foukanda, Mwafi, Zatchi and Djambala (Eni’s interest 65% each) and Loango (Eni’s interest 50%) fields. Other fields are the Pointe Noire Grand Fond (Eni’s interest 35%). In Congo Eni owns significant interests in two deep water exploration blocks, Mer Très Profonde Nord, where Eni is operator with a 100% interest, and Mer Très Profonde Sud (Eni’s interest 30%).

        Gabon. In March 2003, Eni signed a sale and purchase agreement to divest its assets in Gabon for approximately US dollar 29 million. Divested assets include an interest in the offshore oil field Limande, which produced approximately 2 KBBL/d net to Eni in 2003, and certain exploration permits. This deal is subject to approval from relevant Authorities.

        Nigeria. Eni has been present in Nigeria since 1962. Eni’s principal producing interests are in four onshore blocks (OML 60, 61, 62 and 63) in the Niger Delta (Eni’s interest 20%Operator), in 43 onshore NASE non-operated blocks in the Niger Delta (Eni’s interest 5%), in the deep offshore OML 125 block (Eni’s interest 50.19% Operator), and in OML 116 block (former OPL 472 Agbara) and OML 119 block (former OPL 91), where it holds a 100% interest operated through service contracts.

        Three discoveries were made in onshore production areas: (i) in the OML 63 permit (Eni operator with a 20% interest) with the Sengana River 1 Dir well; (ii) in the OML 11 permit (Eni’s interest 5%) with the Bonny North 2 well; and (iii) in the OML 41 permit (Eni’s interest 5%) with the Ovhor 1 Dir DNFW well. The three discovery wells have been prepared for the connection with existing production facilities.

        In April 2003 oil production started at the Abo Central level of the Abo field (Eni operator with a 50.19% interest), located in the OML 125 production concession in the Nigerian offshore at a water depth ranging between 500 and 800 meters. First oil was produced 19 months after the approval of the project. In the fourth quarter of 2003 production reached 25 KBBL/d (12 KBBL net to Eni) while in a later development phase it is targeted at 45 KBBL/d (19,000 net to Eni). Abo is the first oil field that starts production in Nigerian deep waters.

        Within the development of the Okono and Okpoho oil fields in the offshore OML 119 permit (Eni operator with a 100% interest), in January 2004 the FPSO Mystras was installed on the Okono field. The vessel has a treatment capacity of 80 KBBL/d and a storage capacity of 1 mmBBL and replaced the FPSO Jamestown (with a 22 KBBL/d treatment capacity). Five of the six planned development wells were completed at the Okpoho field, whose production is expected to start in the first half of 2004. Peak production from the two fields is expected in 2004 at 28 KBBL/d net to Eni.

        The Bonga oil field located in block OML 118, where Eni holds a 12.5% interest, is under development.

        In the NASE joint venture (Eni’s interest 5%), the largest oil joint venture in the country relating to 43 onshore blocks, the major development projects underway are Cawthorne Channel and Forcados/Yokri with expected start-up between the first half of 2004 and 2005.

        In August a total of 30 development wells in the EA field (Eni’s interest 12.86%) in the north-western area of the Niger Delta offshore started production, with a total yield in 2003 of 74 boe and a peak of 135 KBBL/d (7,000 net to Eni).

        Development initiatives are ongoing for guaranteeing natural gas supplies to Nigeria LNG Co Bonny’s liquefaction plant (Eni’s interest 10.4%). Gas reserves net to Eni committed to the liquefaction plant (five trains) amount to 1,331 BCF.

        In October 2003 a joint venture was established between three international oil companies (Eni’s interest 17%) and the Nigerian national company NNPC for the construction of a new natural gas liquefaction plant near the Brass terminal on the Niger Delta. The agreement provides for the beginning of the basic engineering phase for the construction of two treatment trains with a capacity of about 5 million tonnes/year of LNG each (equivalent to 247.2 BCF of natural gas) before the end of 2004. Gas will be provided by fields operated by Eni and another international oil company. The final decision will be made at the end of 2004 after the completion of preliminary studies.

        The Okpai power station (Eni’s interest 20%) is expected to start-up in the second half of 2004, with a generation capacity of 480 megawatt on two turbogenerators. The power station will be fed with gas from the Kwale fields in Block OML 60.

        In Nigeria deep water Eni is operator in three exploration blocks, OPL 244 (Eni’s interest 90%), OPL 211 and OML 125 (Eni’s interest in both is 50.19%). In addition Eni holds a 12.5% interest in two other deep water blocks, OML 118 and OPL 219.

        Mauritania. Eni holds a 35% interest in the area covered by A and B PSAs (Blocks 3, 4 and 5) in the deep offshore of Mauritania at a water depth from 200 to 2,600 meters. In the first quarter of 2004 Eni divested its interests in Mauritania for approximately U.S. dollar 83 million, following the sale and purchase agreement signed in December 2003, effective 13 January 2004.

        North Sea

        Eni’s operations in the North Sea area are conducted in Norway and the United Kingdom. In 2003, the North Sea accounted for 22% of Eni’s total worldwide production of hydrocarbons.

        Norway. Eni has been operating in Norway since 1964. Eni’s principal producing interests are the Ekofisk field (12.39% interest) in the North Sea and the Aasgard (14.9%), Norne (6.9%) and Heidrun (5.12%) fields in the Norwegian Sea.

        In March 2003 Eni purchased Fortum Petroleum AS, a subsidiary of the Finnish company Fortum Oy. The acquisition entailed a total investment of dollar 975 million (including dollar 719 million for its net borrowings assumed). The assets of Fortum Petroleum (now Eni Norge AS) are located in the Norwegian section of the North Sea, in particular they consist of interests in the Aasgard (7%, in this field Eni already holds a 7.9% interest), Brage (12.26%) and Heidrun (5.12%) producing fields and also in Mikkel (7%, in this field Eni already holds a 7.9% interest) presently under development and Goliath (15%, operated by Eni with a 65% interest after the purchase of a further 25% interest from a partner in the development consortium) still to be developed. In addition, Fortum Petroleum holds interests in important gas transmission infrastructures such as Haltenpipe (5%), Heidrun Gas Export (5.12%) and Aasgard Transport (5%) linking the Aasgard and Heidrun fields to the Norwegian coast. The company also holds an interest in Franpipe (1.29%) and the related Dunkerque terminal (0.84%) in France and in Europipe II (3.66%) for natural gas transmission to the German coast. At the end of 2002 Fortum Petroleum had proved reserves amounting to 159 mmBOE (half of which consists of natural gas). In 2003 its production amounted to 44 KBOE/d and allowed Eni’s hydrocarbon production in Norway to increase by over 40%. This transaction is part of Eni’s strategy of upstream growth by strengthening its presence in key areas and increasing interests in already held assets in order to generate operational synergies.

        Within its portfolio rationalization strategy Eni sold its interest in the PL 239 permit (Eni operator with a 40% interest) and purchased a 20% interest in the PL 264 permit and a 7.9% interest in the Tyrihans field in the Norwegian section of the North Sea, whose development will start in 2004 with production start-up expected in 2007.

        In March exploration licences were awarded in permits 34/12 and 35/10 (Eni’s interest 60%) and in permit 31/4 East of Brage (Eni’s interest 12.26%).

        In October the Mikkel field (Eni’s interest 14.9%) started production. The development of this field was obtained by drilling 4 production wells and installing 2 submarine templates. In 2003 this field produced 2 KBOE/d net to Eni, its production peak, with 8 KBOE net to Eni, expected in 2004.

        Development is underway at the Kristin gas and oil field (Eni’s interest 9%) located in the Haltenbanken area in the Norwegian Sea where the Norne and Aasgard field are already in production. Production from Kristin is expected in October 2005.

        Eni is operator with interests ranging from 20% to 100% in 4 licences in the Norwegian section of the North Sea and holds interests varying from 11% to 50% in 11 licences. In the Barents Sea Eni is operator of the PL 201 and PL 229 licences (with interests of 67 and 65% respectively). In the latter licence the Goliath field was discovered in 2001. In the Norwegian Sea Eni is operator of Block PL 256 (Eni’s interest 55%) where in 2003 the Sklinna gas and condensate discovery was made. Other discoveries were made in the PL 264 permit (Eni’s interest 20%) with the Hvitveis well, with reserves still to be defined and in the PL 128 permit (Eni’s interest 11.5%) with the Lerke well containing oil.

        Eni holds interests in various exploration licences in the conventional offshore of Norway and in particular is operator of 7 permits with interests ranging from 30% to 65%, while in the other 32 exploration permits it holds interests ranging from 5% to 30%. In the PL0443 permit (Eni’s interest 9.13%) in the North Sea the Tommeliten Alpha oil and gas field was discovered.

        United Kingdom. Eni has been present in the United Kingdom since 1964. The principal producing interests operated by Eni in the United Kingdom are located in the B-Block (average interest 70%) and in the T-Block (Eni’s interest 88.74%) which contains the Thelma, Tiffany and Tony fields. Other important fields are those located in the Liverpool Bay (Eni’s interest 53.9%) and J-Block (33%), Elgin/Franklin (21.87%), Flotta Catchment (20%), MacCulloch (40%) and Andrew (16.21%).

        In May 2003 a new hydrocarbon discovery was made in Block 29/5B (Eni’s interest 21.87%) located in the Central Graben area in the British section of the North Sea, about 240 kilometers east of Aberdeen. The 29/5B-F7 exploration well, drilled in a water depth of 93 meters at a total depth of 6,074 meters, yielded one million cubic meters/day of natural gas in test production (equivalent to about 6 KBOE/d) and 2 KBBL/d of condensates. The well will be linked to the production facilities of the nearby Franklin field located in the same block.

        As part of its portfolio rationalization strategy, in 2003 Eni sold its interests in certain gas fields, among which the interests held in the Cook, Janice, Columba and Ross fields, in the British section of the North Sea and defined the sale of its interest in the Markham and JC3 gas fields located in the southern part of the North Sea with a total production of about 13 KBOE/d net to Eni for approximately pound sterling 135 million

        Eni holds interests in various exploration licences in the deep offshore, in particular, Eni is operator in 7 licences off the coast of Scotland with interests varying from 17 to 100%.

        Eni holds various exploration licences with interests ranging from 5 to 35%. In the Gas Basin, in Block 48/10a (Eni’s interest 11.11%) the gas and condensate Annabella field was discovered. In the North Sea, in Block 211/12a&7a (Eni’s interest 5%) the Ritchie Channel oil field was discovered and was linked to the Magnus field. In the Central Graben area. In Block 30/2C (Eni’s interest 7%) the Jade NE gas field was discovered. In the Viking Graben area in Block 16/28 (Eni operator with a 50% interest) the Farragon field was discovered near the Andrew producing field (Eni’s interest 16.2%).

        Ireland. Eni holds 3 exploration permits in the Atlantic offshore of Ireland at water depths ranging from 1,000 to 2,000 meters: permits 7/97 and 1/99 operated by Eni with a 100% interest and permit 2/94 (Eni’s interest 40%) where the Dooish well was successfully drilled at a water depth of 1,484 meters. Eni holds 3 exploration permits in the Atlantic offshore of Ireland at water depths ranging from 1,000 to 2,000 meters: permits 7/97 and 1/99 operated by Eni with a 100% interest and permit 2/94 (Eni’s interest 40%) where the 12/2-17(Dooish re-entry) well confirmed the Dooish discovery of 2002.

        Rest of the World

        In 2003, Eni’s operations in the rest of the world accounted for 20% of its total worldwide production of hydrocarbons.

In Saudi Arabia in March 2004 Eni, as operator of a consortium with an international oil company and Saudi Aramco, was awarded an exploration licence (Eni interest being 50%) for exploration, development and production of natural gas in the C area covering approximately 52,000 square kilometers in the Rub al Khali basin at the border with Qatar and the United Arab Emirates. The project provides for geophysical surveys and the drilling of 4 exploration wells. The gas discovered will be sold to the domestic market for power generation, water desalinisation and as a feedstock to petrochemical plants. Condensates and LPG extracted from the gas will be exported to international markets. This project marks Eni’s return to upstream activities in a country where it had operated in the early 1970s.

        In Australia, Eni acquired two exploration permits WA-326-P, operated by Eni with a 100% interest, and WA-328-P, operated by Eni with a 66.7% interest. Eni will perform seismic surveys for 1,215 kilometers in the first permit and for 3,015 kilometers in the second permit. Eni was also awarded the WA-25-L production licence (where Eni is operator with a 65% interest) where the Woollybutt offshore oil field is located. In April 2003 production at this field started. This field, located off the north western coast of Australia at a water depth of about 100 meters, was developed via subsea wells linked through flowlines to an FPSO vessel with a storage capacity of 600 KBBL. Production in 2003 peaked at 42 KBBL/d.

        In Block WA-279-P, located in the Bonaparte Gulf, about 100 kilometers off the northern coast of Australia, where the gas field Blacktip was discovered, Eni purchased a 16.5% interest, thus bringing its total interest to 46.15%.

        In the offshore A cooperation zone between Australia and East Timor (ZOCA), 500 kilometers north-west of the northern coast of Australia, the construction, laying and commissioning of platforms and facilities for the Bayu Undan gas and condensate field (Eni’s interest 12.04%) were completed. Production started in February 2004.

Eni holds interests in 11 exploration licenses in the north-western offshore, and is operator in three of these. Two of the latter are located north of Perth (WA-326-P, Eni’s interest 100% and WA-328-P, Eni’s interest 67%), the third licence (WA-25-L) includes the Woollybutt field (Eni’s interest 65%).

        In Azerbaijan, Eni holds a 5% interest in the project for the construction of the Baku-Tblisi-Ceyhan pipeline. The project envisages the construction of a 1,740-kilometer long pipeline for the transportation of oil from the Caspian Sea area to the Mediterranean by linking Baku to the Turkish port of Ceyhan through Georgia. The pipeline transport capacity is projected to be one million BBL/d. Construction work started in September 2002. Total financial requirement for the construction of this infrastructure is estimated to be US dollar 3.6 billion, Eni’s share being US dollar 180 million. According to management’s plans, the pipeline is expected to start operating in 2005. In the Shakh Deniz Block (Eni’s interest 5%), an area of approximately 860 square kilometers, exploration contributed to the definition of the extension of the natural gas and condensates field. The development project for this field was approved and is underway after the conclusion of agreements with the national company of Georgia Socar and the Turkish company Botas for the sale of natural gas produced.

        Brazil. Eni holds interests in 4 exploration licenses (with shares from 20 to 100%) in two of which the second exploration phase has already started.

        Croatia. Eni through a 50/50 joint venture with Ina, the State-owned Croatian company, operates the Ivana natural gas field, located in the Adriatic offshore. The field is operated through a main production platform, called Ivana A, installed in 1999, and three satellite platforms, Ivana B, D and E, installed between 2000 and 2001. The development of other fields discovered in the area – Ika, Ida, Annamaria and Marica – is underway. Start-up of these fields is expected in the second half of 2004. The development of these fields will allow to increase production net to Eni by 7 KBOE/d by 2007.

        Ecuador. The Villano oil field, operated by Eni with a 100% interest, is Eni’s first hydrocarbon producing field in Latin America. A revamping plan of field is underway providing for the drilling of new producing wells. Production is expected to peak at about 25 KBBL/d net to Eni in 2006.

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

        Eni’s exploration activities in Indonesia focus on the deep offshore of East Kalimantan. Eni holds interests in 7 exploration permits (Ganal, Rapak, Popodi, Papalang, Muara Bakau, Ambalat and Bukat), in three of these as operator (Muara Bakau, Ambalat and Bukat) located in the Kutei and Tarakan oil basins.

        In the Ganal permit about 70 kilometers from the east coast of the Kalimantan island, the Gehem-2 discovery was made, confirming the extension of the gas and condensates bearing strata already identified by the previous well Gehem-1 and identified a new oil bearing area. Further discovery was made with the Ranggas S-1 well. Development plans are being studied for the Ganal and Rapak discoveries.

        In Iran, Eni has been present since 1957. Its main producing oil fields are Darquain (Eni is operator with a 60% interest), Balal (45%) and Dorood (45%). In 2003 Eni’s oil production amounted to 9 KBBL/d.

        In October 2003 the Darquain oil field (Eni operator with a 60% interest) located onshore about 50 kilometers north east of Abadan started production. The second development phase provides for the drilling of 19 additional wells and the expansion of the oil center capacity to 165 KBBL/d as well as the expansion of gas injection capacity. A production peak at 22 KBBL/d net to Eni is expected in 2007.

        Balal was started up in January 2003. In August 2003 title to operations was transferred to the national company NIOC as provided for by the buy-back agreement. In 2003 production was 29 KBBL/d (about 5 KBBL/d net to Eni), doubling initial production level.

        In 2003 the development of the Dorood field continued. Production (about 4 KBBL/d in 2003) is expected to peak at approximately 10 KBBL/d net to Eni in 2005.

        In 2000 Eni entered a buy-back contract with the National Iranian Oil Company (NIOC) for the development of Phases 4 and 5 of the South Pars gas and condensate field, an eastern extension of the North Field (Qatar), the largest natural gas field in the world in the offshore of the Persian Gulf. The project, in which Eni is operator with a 60% interest, involves the construction of two offshore platforms in waters of a depth of around 70 meters, the drilling of 24 production wells and the construction of two gas pipelines, each approximately 105-kilometers long, to connect the platforms to the onshore gas center to be built at Assaluyeh. The gas center will have a treatment capacity of 706.3 BCF/year and will be able to produce 1.68 BCF/day of natural gas, one million tonnes/year of LPG and 80 KBBL/d of condensates. Construction work is underway for completing the platforms and building the treatment plant, as well as drilling of development wells. Production is expected to start in the second half of 2004 at the initial level of about 8 KBOE/d net to Eni

        Kazakhstan. Eni has been present in Kazakhstan since 1992. Eni is operator with British Gas of the Karachaganak project (Eni’s interest 32.5%) in a consortium composed of four international oil companies. The development of the natural gas and condensate field is organized by stages, in accordance with a Final Production Sharing Agreement. In July, 2003 the second phase was completed, which concerned in particular: (i) the completion of a condensate treatment plant (Karachaganak Processing Complex - KPC) with a 150 KBBL/d capacity, and a compression station for the injection of part of the sour gas produced (233.1 BCF/year) in the reservoir at pressures of about 500 atmospheres; (ii) the laying of a 635-kilometer long pipeline with a 24 inch diameter linking the Karachaganak field to Atyrau, point of connection with the Caspian Pipeline Consortium pipeline in which Eni holds a 2% participation and transportation rights up to 65 KBBL/d. The start-up of the KPC required the optimization of process parameters for the stabilization and removal of mercaptans from condensates as well as remedial works on auxiliary systems. In the meantime the unit 3 of Karachaganak continued to produce and transport gas and condensates to the Orenburg (Russia) plant (about 280 KBOE/d). Remedial works were performed and the plant was started up. On June 10, 2004 the first oil lifting was completed in the Novorossiysk Terminal through the CPC pipeline.

        Eni is operator of the North Caspian Sea PSA (Eni’s interest 16.67%) in joint venture with six other international oil companies. In May 2003, the partners in the project, except for one, exercised their pre-emptive rights and signed a Sale and Purchase Agreement in order to purchase pro-rata the interest of British Gas that has the intention to exit the project. This agreement is subject to the signature of an amendment to the PSA by the Kazakh authorities. Eni’s share in the project will increase from 16.67% to 20.372% once the deal is completed.

        The area under contract is made up of 11 blocks covering a total of over 5,500 square kilometers at a water depth of 2 to 10 meters. Due to the exploration potential of the North Caspian area and to the operating and technological challenges it poses (i.e. shallow waters which are covered by ice for about six months a year), this project represents an extremely important industrial feat in the oil industry. Eni intends to apply the most advanced technologies and methods in order to provide maximum environmental protection to the North Caspian area. In this area, in July 2000 the Kashagan field was discovered, which management believes is the most important oil discovery in the world in the past thirty years. On June 30, 2002 the Eni-led consortium and the Kazakh authorities declared the commerciality of the Kashagan field. At the end of 2002 the consortium presented a development plan for the field. On February 25, 2004 the development plan for Kashagan was approved, concurrently with a Supplemental Agreement to the PSA. The development plan consists of multiple phases and envisages a production start up in 2008, at a level of 75 KBBL/d, to be increased to a 450 KBBL/d at the end of the first phase. Target production is expected at 1.2 mmBBL/d. Total planned capital expenditure for the development of the field is estimated at US dollar 29 billion, Eni’s share being in the range of US dollar 5 billion. This capital expenditure does not include estimated expenditure for the construction of transportation infrastructure to export the production volumes to international markets. Currently the consortium is studying several options, including the one which envisages the construction of the relevant infrastructure to link the planned Kashagan processing plant with the Baku-Tiblisi-Cehyan pipeline.

        In March 2003, the testing phase of the third and the fourth appraisal wells (KE-4 and KE-5) was completed. In April, drilling of the fifth appraisal well (KE-6) commenced. At the end of 2003, after the completion of the drilling phase, the first production test was performed. Two commitment exploration wells (Kashagan South West-1 and Aktote-1), spudded in April and May 2003, were successfully drilled. The Kashagan South West-1 well, drilled at the total depth of 5,875 meters, discovered hydrocarbons and yielded over 2 KBBL/d in test production. The Aktote-1 well, drilled at a total depth of 4,267 meters, found hydrocarbons and yielded about 1.5 KBBL/d in test production. At the beginning of the winter work on the sixth and last commitment well Kairan-1, commenced in July, was suspended and is due to be resumed in the spring of 2004.

        In May 2003, the Kazakh authorities approved the appraisal plan of the Kalamkas structure, where in 2002 oil was discovered with the Kalamkas-1 exploration well. 3D seismic surveys were completed at the end of October 2003.

        United States. Eni has been present in the United States since 1966 and holds various mineral interests in the Gulf of Mexico. Eni’s main producing fields (Eni’s interest 100%) are located in the Grand Isle 102, Green Canyon 254-297 (where the Allegheny field is located) and Ewing Bank 921/964-5 (where the Morpeth field is located) concessions; other fields in which Eni holds interests are located in the Garden Banks 602/646 (Eni’s interest 34%), Mississippi Canyon 890-1/934-5 (Eni’s interest 32%) and Mississippi Canyon 194-5/150-1 (Eni’s interest 16.5%) concessions.

        In November 2003 production started at the oil and gas Medusa field (Eni’s interest 25%) at an initial level of 2 KBOE/d. Production is expected to peak at 9 KBOE/d in 2004.

        Eni is operator in the development of the K2 oil field in the Green Canyon 562-3 concession (Eni’s interest 18.17%), in the offshore of the Gulf of Mexico; the first and second appraisal wells (K2-2 and K2-3) of field K2 were drilled in January and May showed an extension and depth larger than expected. Production is expected to start-up in early 2005 with production peaking at 5 KBOE/d in 2007

        Eni holds various exploration licences, in particular as operator with interests varying from 30% to 100% in 4 exploration licences in the East Breaks concession, 5 in the Garden Banks concession, 20 in the Green Canyon concession and 18 in the Mississippi Canyon concession. A wide exploration campaign is ongoing. In 2003 a new oil discovery was made with the St. Malo well in Block WR 678 (Eni’s interest 1.25%).

        Venezuela. Eni has been present in Venezuela since 1998 and is operator with a 100% interest of the Dación oil field regulated by a service contract with a 20 year term. In 2003 production from this field amounted to 54 KBBL/d net to Eni. In addition Eni holds a 26% interest in the Corocoro oil field located in the West Paria Gulf at the mouth of the Orinoco river. The field’s development project approved in April 2003 will proceed by phases and expects to reach a daily production of 15 KBBL/d net to Eni in the first phase.

        Eni holds interests in two exploration licences: Gulf of Paria East (GOPE, Eni’s interest 30%) and Gulf of Paria West (GOPW, Eni’s interest 40%) both in conventional waters. In the first one the Delfin well was drilled and found heavy oil. In the second one the Tiburon well is being drilled.

        Pakistan. Eni has been present in Pakistan since 2000. Eni’s main natural gas producing fields are Bhit (operated by Eni with a 40% interest), Kadanwari (Eni’s interest 18.42%), Zamzama (17.75%), Sawan (23.68%) and Miano (15.16%).

        In Kirthar Foldbelt Eni is operator in the Manchar and Gorakh permits (the latter obtained in April 2003). In 2003 the ZZ-North-1 and ZZ-East-1 wells in the Zamzama block containing natural gas were linked to existing production facilities. In the Middle Indus Basin Eni is present in the Mubarak (Eni’s interest 38%), Gambat (31.58%), South West Miano 2 (33.3%) and Latif (33.3%) blocks obtained in October 2003. In 2003 in this area two gas discoveries were made: Kadanwari-14 in the Kadanwari production block and Rehmat-2 in the Mubarak block (Eni’s interest 38%)

        In January 2004, the Bhit gas field started production. The field is located 180-kilometers north of Karachi. In 2003 it produced 104.4mmCF/day net to Eni.

        In the Sawan block (Eni’s interest 23.68%) in June 2003 production of the natural gas treatment plant started earlier than planned in the first development phase. In September also Phase 2 was completed which included the drilling of 3 wells. Full production is expected for 2005 at about 75.4 mmCF/day net to Eni.

        In Russia, Eni is the operator with a 50% interest of the Severo Astrakhansky license, covering an area of 1,800 square kilometers situated at the mouth of the Volga river, on the edges of the great pre-Caspian sedimentary basin. The area is crossed by the Caspian Pipeline Consortium oil pipeline, which started operations in 2002. Eni is evaluating the results of the well Severo Astrakhan 1.

        Storage

Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (Stogit) to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with article 21 of Legislative Decree No. 164 of May 23, 2000, which provided for the separation of storage from other activities in the field of natural gas.

Storage services are provided by Stogit to its customers through eight storage fields located in Italy, based on ten storage concessions3 vested by the Ministry of Productive Activities.

With decision No. 26 of February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the first regulated period, starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stogit filed its proposal of tariffs for modulation, upstream and strategic storage for the first regulated period. With decision No. 49 of March 26, 2002 the Authority repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit filed an appeal against both Authority decisions with the Regional Administrative Court of Lombardia requesting their cancellation. The Regional Administrative Court of Lombardia repealed Stogit’s appeal with decision of September 29, 2003. Stogit appealed to the Council of State against this decision on February 3, 2004. Pending the proceeding, Stogit is currently applying the tariffs set by the Authority.

Stogit continued the reorganization of its activities, optimizing processes and resources in order to increase efficiency of services rendered in accordance with regulations imposed on it and to expand the range of services rendered. From the beginning of its operations Stogit markedly increased the number of customers served and the share of revenues from third parties: from a nearly negligible amount, these accounted for 35% of total revenues in 2003.

Storage

		2001	2002	2003

Available capacity
Modulation and mineral	(billion cubic meters)	6.3	7.1	7.1
Share utilized by Eni	(%)	89	66	53
Strategic	(billion cubic meters)	5.1	5.1	5.1

Modulation and upstream storage customers	(no.)	4	14	24
__________________________
[3] Two of these are not yet operational.

Gas & Power

        Eni is engaged in the business of natural gas supply, transport, distribution and sale in Italy and in the rest of Europe. Eni is also engaged in the business of electricity generation which is conducted in Italy.

        Eni is pursuing the development of international sales in order to compensate the lower growth of sales in the domestic market, due to the limits imposed on operators by the applicable regulations. In Italy, Eni intends to maintain sales volumes within the regulatory limits through the optimal allocation of supplies between direct sales in Italy and in the rest of Europe and by using natural gas at its own electricity generation plants and, at the same time, leveraging on the expected demand growth, in particular for electricity generation. Management is committed to develop an effective commercial by means of market segmentation, the integration of natural gas and electricity commercial offer and the customization of services.

        Management plans to develop Eni’s presence in certain European gas markets, in particular in countries which management believes to have interesting growth and profitability prospects (Iberian Peninsula, Turkey, Germany) where Eni can make optimal use of its diversified portfolio of supply contracts and its extensive gas pipeline network which allows the supply of natural gas from several sources. Eni completed its entry into those markets by means of acquisitions and construction of infrastructure and in 2003 it started the operational and commercial phase of this plant. Eni also intends to expand its presence in LNG activities in order to increase the value of its proved natural gas reserves in West and North Africa and in the Far East. Eni plans to intensify its cost reduction actions especially in transport activities and in secondary distribution activities in Italy.

        The matters regarding future natural gas demand and sales targets discussed in this section and elsewhere herein are forward-looking statements that involve risks and uncertainties that could cause the actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties relating to future natural gas demand include changes in underlying economic factors, changes in regulation, population growth or shrinkage, changes in the relative mix of demand for natural gas and its principal competing fuels, and unexpected developments in the markets for natural gas and its principal competing fuels.

Demand for Natural Gas in Italy

        In 2003 demand for natural gas in Italy amounted to about 77 billion cubic meters (increasing by 9.4% over 2002). About 20% of natural gas requirements were met through domestic production (including natural gas volumes withdrawn from storage), while imports covered 80%.

        According to Eni’s own forecasts natural gas demand in Italy is expected to reach about 90 billion cubic meters in 2010, corresponding to an annual average increase of about 2.5%. The share of natural gas on total domestic energy requirements is expected to reach nearly 37% as compared to the present 33%.

        Management believes that most of this increase will concern natural gas used in electricity generation, because of the significant advantages of the use of natural gas in combined cycle plants, thanks to its lower investment cost, higher yields and reduced polluting emissions as compared to other fuels. Demand is expected to increase also from residential and commercial users, due to the further expansion of the natural gas distribution network in Southern Italy and the increased use of natural gas in residential space heating in households and services, in large tertiary firms and as vehicle fuel. Many of the factors that may influence future trends in natural gas demand in coming years are, however, outside of management’s control; among these there are trends in the price of natural gas compared to other fuels, the development of the electricity sector, the economic growth, climate fluctuations, environmental laws and the continuing availability of natural gas imported from foreign countries. If the growth of the Italian natural gas market were to be lower than management’s expectations, Eni’s results of operations may not benefit from expected increase in volumes.

        Natural Gas Purchases

        About 80% of the natural gas requirements of Eni’s Natural Gas segment are met by imports (mainly from Algeria, Russia, the Netherlands and Norway) under long-term supply contracts, and the balance by purchases of gas produced in Italy by Eni’s Exploration & Production segment. In 2003, Eni’s Gas & Power segment purchased 66.42 billion cubic meters of natural gas in primary distribution, with a 2.39 billion cubic meters increase over 2002, up 3.7%. Volumes of natural gas from domestic production (12.12 billion cubic meters) accounted for 18% of total supplies (20.2% in 2002) with a decrease of approximately 0.55 billion cubic meters over 2002, down 4.3%.

        Natural gas volumes supplied outside Italy (54.30 billion cubic meters) represented 82% of total supplies (80% in 2002) with an increase of 2.94 billion cubic meters, up 5.7%, concerning essentially purchases destined to trading (1.17 billion cubic meters), in particular of gas produced by Eni in the United Kingdom, purchases from Norway (0.61 billion cubic meters), from Russia (0.3 billion cubic meters, following the reaching of full operation of the supply contract signed in 1996) and Croatia (0.34 billion cubic meters). The increase in LNG purchased from “Others” is related to the supply contract with Iberdrola.

        In 2003 a total of 0.84 billion cubic meters of natural gas were withdrawn from the storage sites of Stoccaggi Gas Italian SpA (in 2002 a total of 1.43 billion cubic meters was input to storage).

        The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

	Year ended December 31,

	1999	2000	2001	2002	2003

	(billions of cubic meters)
Italy	16.16	13.64	14.62	12.67	12.12
Algeria	20.40	21.56	18.39	16.35	16.53
Algeria (LNG)	2.06	2.01	1.79	1.92	1.98
Russia	19.09	21.03	19.51	18.62	18.92
The Netherlands	2.87	6.09	7.00	7.55	7.41
Norway			1.10	4.83	5.44
Croatia				0.31	0.65
Purchases for trading and other				1.48	2.65
Other (LNG)				0.30	0.72

Primary distribution (1)	60.58	64.33	62.41	64.03	66.42

Withdrawals (inputs) from (to) storage	60.58	(2.43)	0.13	(1.43)	0.84
Internal consumption	(0.34)	(0.65)	(0.58)	(0.14)	(0.24)

Available volumes for primary distribution	60.24	61.25	61.96	62.46	67.02
Available volumes for secondary distribution outside Italy	2.67	3.48	3.91	3.79	4.44

	62.91	64.73	65.87	66.25	71.46

(1)

From 2003 the Gas & Power segment manages trading activities of purchased natural gas, mainly in the North Sea, which were formerly performed by the Exploration & Production segment. In order to allow a homogeneous comparison natural gas volumes purchased and sold in 2002 were increased by 1.70 billion cubic meters.

        In order to cover medium and long term demand for natural gas, in particular on the Italian market, Eni is a party in multiannual import contracts with the main operators of producing countries with an average residual duration of about 17 years. Existing contracts, which contain take-or-pay clauses, will provide a total of approximately 67.3 billion cubic meters of natural gas per year (28.5 from Russia, 21.5 from Algeria, 9.8 from the Netherlands, 6 from Norway and 1.5 from Nigeria) from 2008. Minimum contract volumes (take-or-pay) represent an average of 85% of volumes contracted.

        In 2003 due to a growth of the natural gas market in Italy lower than planned and to an increase of the volumes of natural gas imported into Italy by third parties, Eni’s offtake was lower than the minimum contracted volumes. Eni has paid its suppliers a cash outlay of euro 6 million providing to Eni the right, exercisable within 10 years, to withdraw about 540 million cubic meters of gas after payment of the residual portion of price and after having met the minimum offtake requirements applicable in each year. Management expects to recover the sum paid with volumes withdrawn already in 2004, provided that the natural gas market grows according to management’s expectations. See also “Item 3 – Risk Factors” for a description of the impact of the liberalization of the Italian natural gas market on Eni’s take-or-pay contracts for the purchase of natural gas.

        In 2003 Eni and Gazexport (Gazprom) signed an agreement which provided for Eni the right to sell the gas it purchases from Gazexport (Gazprom) in countries other than Italy. This agreement entails the cancellation of the so called territory destination clause. Gazexport (Gazprom), in turn, can sell its gas to other Italian operators. This agreement was filed for approval to the European Commission, which concluded its examination of the contract, started when Eni and Gazexport (Gazprom) agreed on the destination clause. The Commission requested Eni to assume additional obligations favoring competition, in particular: (i) Eni should make volumes of natural gas purchased from Gazexport (Gazprom) available outside Italy; and (ii) Eni shall promote the upgrading of the TAG gasline (from Austria into Italy) with deadlines consistent with the decision of third parties to build LNG terminals in Italy.

        Natural Gas Sales in Italy and Europe

        a) Primary Distribution

        Natural gas sales in primary distribution (65.12 billion cubic meters) increased by 4.68 billion cubic meters over 2002, up 7.7%.

        The table below sets forth Eni’s sales of natural gas by principal market for the periods indicated.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(billions of cubic meters)

Wholesalers	30.85	30.26	30.83	25.14	24.07
Industrial users	16.33	16.79	15.25	12.92	11.83
Thermoelectric users	13.01	12.87	12.81	12.48	15.03
Italy	60.19	59.92	58.89	50.54	50.93
Rest of Europe	0.05	1.33	3.07	9.90	14.15

Sales in primary distribution	60.24	61.25	61.96	60.44	65.12

Sales in secondary distribution outside Italy	2.67	3.48	3.91	3.79	4.44

	62.91	64.73	65.87	64.23	69.56
Volumes consumed by Eni				2.02	1.90
Total	62.91	64.73	65.87	66.25	71.46

        Natural gas sales in Italy (50.93 billion cubic meters) increased by 0.39 billion cubic meters, up 0.8%, due to higher sales to the thermoelectric segment (up 2.55 billion cubic meters) and a colder weather whose effects were offset in part by lower sales to industries (down 1.09 billion cubic meters) and wholesalers (down 1.07 billion cubic meters) due to competitive pressures.

        Sales in the rest of Europe (14.15 billion cubic meters) increased by 4.25 billion cubic meters, up 42.9% due mainly to: (i) the progressive coming on line of long-term supply contracts with operators of the natural gas market (1.54 billion cubic meters); (ii) the start-up of marketing activities in Northern Europe (1.22 billion cubic meters); (iii) the start of LNG supplies to the Spanish electric company Iberdrola (0.70 billion cubic meters) in the second half of 2002 and of supplies to the Turkish market via the Blue Stream gasline in February 2003 (0.63 billion cubic meters).

        The Italian natural gas market is made up of three main segments: residential and commercial, industrial and thermoelectric. Customers can be divided into two groups: final users directly consuming natural gas and wholesalers (mainly local distribution companies) purchasing natural gas to sell it to final customers (mainly small industries and residential and commercial users). According to the types of distribution, natural gas sales are divided into: (i) large distribution (primary distribution) which includes sales to wholesalers and large customers; and (ii) local distribution (secondary distribution) represented almost exclusively by sales made by local distribution companies to commercial and residential customers, the tertiary sector and small industries located in urban areas, receiving natural gas from low pressure networks. From January 1, 2003 with the complete opening of the natural gas market, as per Legislative Decree No. 164/2000, all customers are allowed to purchase natural gas at any source and to enter contracts with transmission companies on the national network and with distribution companies on local networks for the transmission to the delivery points.

        In 2003 wholesalers, including local distribution companies and automotive natural gas sellers, sold over 34 billion cubic meters to final users (44% of total natural gas consumption), with an 8% increase over 2002. In 2003, Eni’s natural gas sales to wholesalers amounted to 24.1 billion cubic meters.

        Natural gas consumption in the industrial segment (linked to the national and regional networks) amounted to over 16 billion cubic meters (22% of total consumption), with a 1% increase over 2002. In 2003, Eni’s sales of natural gas to industrial users amounted to about 13 billion cubic meters (including volumes consumed in operations).

        Natural gas consumption in the thermoelectric segment amounted to over 26 billion cubic meters (34% of total consumption), with a 17% increase over 2002. This segment includes electricity producers and distributors (Enel and some municipal utilities) and industrial producers of electricity. In 2003, Eni’s sales of natural gas to thermoelectric users amounted to 15.7 billion cubic meters (including volumes consumed in operations).

        Eni reorganized its activities by creating six new branches in Italy in order to react promptly and efficiently to market requirements, while paying increasing attention to customers’ needs and applying the home working model to all its sales personnel. The new marketing strategy is aimed at customer satisfaction, through the setting of a new commercial offer tailored to customers needs. In particular the customized commercial offer includes a range of elements: from the standard to the modular profile which supplies an optimal mix of options, such as, for example, various price formulas and types of indexes aimed at controlling price volatility, availability of services and technical assistance. At present Eni provides its industrial customers with a wide range of high value added technical services on the use of natural gas in particular in co-generation and climatization. The main services provided in co-generation include: (i) studies on co-generation and technical testing of the solutions suggested in case of construction or upgrade of a co-generation plant; (ii) combustion analysis and energy control of existing plants for evaluating their proper use and efficiency; (iii) tests of compliance with safety regulations, environmental impact. A toll-free telephone line is available and in the Gas & Power section of Eni’s web site an area is dedicated to natural gas along with a mail box. Eni also started projects aimed at providing new services and is offering them in innovative ways in particular as concerns direct relations to customers.

        Eni’s new commercial efforts were coupled with intense personnel training activity aimed at developing the new skills required by the market, at reinforcing direct relations with customers and supporting commercial units.

        b) Secondary Distribution

        Eni, through its 100% subsidiary Italgas, is the Italian leader in the retail sale of natural gas to residential and commercial users with 5.8 million customers in 2003 (about a third of the market). In 2003, Eni’s retail sales in Italy amounted to 8.4 billion cubic meters (approximately 25% of the retail market). Eni owns a low pressure urban network in Italy consisting of 46,780 kilometers of pipelines at December 31, 2003, and serving 1,228 municipalities, including Rome, Naples, Venice, Florence and Turin (the latter through an affiliate).

        Sales activities and customer management are performed by Italgas Più SpA, established in 2002 by Italgas SpA in implementation of the regulations contained in Legislative Decree No. 164/2000, which provided for the separation of retail sales from all other activities in secondary distribution of natural gas; the new company was conferred the relevant business and is now present on the market with a new and wider supply of services; in particular:

—

a post-counter service for extraordinary and planned maintenance interventions on autonomous household heating systems, offered in two forms: “Assistenza Italgas Più” concerning the planned maintenance of heaters fired with any fuel that need to be periodically monitored and subjected to combustion analysis and “Pronto Assistenza” concerning fast interventions of skilled technicians for repairing damages or checking heaters and other parts of the heating plant;

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

—

a network of franchisors made up of 94 “shops” with flexible opening hours available to customers for any request concerning services provided. Italgas Più targets include the establishment of 460 franchised shops by 2005.

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

        Outside Italy Eni is present in natural gas secondary distribution in:

—

Hungary through Tigaz (controlled by Eni with a 50% interest), the largest regional gas distribution company in the country. In 2003 Tigaz consolidated its market share by purchasing a majority stake in three natural gas distribution companies: Mol-Gàz (now Tigaz 2), Zsàmbèrkgàz and Turulgàz operating in north-central Hungary (see below). In 2003, natural gas sales in Hungary amounted to 3.3 billion cubic meters. In 2003 customers supplied were approximately 1.1 million in 1,120 municipalities through an about 24,000-kilometer long network;

—

Argentina, through Distribuidora de Gas Cuyana SA (Eni’s interest 45.6%), which operates in the urban area of Mendoza, serving about 371,000 customers through a network of about 9,000 kilometers of pipelines. In 2003, it handled 1.8 billion cubic meters of natural gas; about 1 billion was sold to end users, while the rest was transported on behalf of third parties;

—

Slovenia, through Adriaplin Doo (Eni’s interest 51%), which distributes natural gas to about 8,000 customers in 17 urban centers through a network of about 363 kilometers of pipelines. In 2003, it sold 37 million cubic meters.

   Transmission, Dispatching and Regasification Assets

        Transmission, dispatching and regasification activities in Italy are carried out by Snam Rete Gas SpA, a company listed on the Italian Stock Exchange and in which Eni holds a 50.07% interest, down from the 59.124% interest held by Eni as of December 31, 2003 as a result of the sale of a 9.054% stake that occurred at the end of March 2004.

        Eni’s primary transmission network was transferred to Snam Rete Gas in July 2001 pursuant to Legislative Decree No. 164/2000 concerning the Italian natural gas market, which provided for the legal separation of transmission and dispatching activities from all other activities in the natural gas segment, exclusive of the storage that, in any case, has to be subjected to accounting and management separation.

        Following the enactment of Law Decree No. 239/2003 (protection against black-outs), converted with amendments into Law No. 290/2003, which prohibits companies operating in the natural gas and electricity industries to hold stakes higher than 20% in the share capital of companies owning and managing national networks for the transmission of natural gas and electricity from July 1, 2007, Eni will have to sell further stakes of Snam Rete Gas share capital until it reaches the 20% maximum interest allowed. Management believes this disposition process will not entail particular risks with regard to the ability of Eni to realize the fair value of further stakes of Snam Rete Gas share capital given the available time to complete the disposition and the profitability of Snam Rete Gas.

        The Italian natural gas transmission system is made up of a national network and a regional transmission network, as defined by the Decree of the Ministry of Industry (now the Ministry of Productive Activities) of December 22, 2000, which implements Legislative Decree 164/2000. These networks include pipelines, for a total length of about 31,220 kilometers, of which 30,120 kilometers are owned by Eni. The national network is composed of high pressure trunklines, mainly with a large diameter, which carry natural gas from the entry points to the system—import lines, storage sites and main national natural gas fields—to the linking points with the regional transmission network. The national network also includes some interregional lines reaching important local markets.

        The regional transmission network is composed of the remaining lines and allows the transmission of natural gas to industrial user, power stations and local distribution companies of the various local areas served.

        At December 31, 2003 the national pipeline network owned by Eni extended for 7,993 kilometers. Underground pipelines have a maximum diameter4 of 48 inches and carry natural gas at pressures of 24 to 75 bars. The underwater pipeline crossing the Messina Strait has a diameter of 20 to 26 inches and carries natural gas at a pressure equal to or higher than 115 bars.

        The major pipelines interconnected with import trunklines that are part of Eni’s national network are:

  for natural gas imported from Algeria: two lines with a 48/42-inch diameter4, each approximately 1,500-kilometer long, including the smaller pipes that cross underwater the Messina strait, which link Mazara del Vallo (on the Southern coast of Sicily) to Minerbio (near Bologna). These lines are linked to the import pipelines that carry natural gas from Algeria through the Sicily Channel. The pipeline transmission capacity amounts to approximately 87 million cubic meters/day;

[4]	The diameter of lines varies according to the route’s carrying requirements or according to their different construction or upgrading date.
  for natural gas imported from Russia: three lines with 48/42/36/34-inch diameter extending for a total length of approximately 900 kilometers that are linked to the Austrian network in Tarvisio and cross the Po Valley reaching Sergnano (near Cremona) and Minerbio. The pipeline transmission capacity amounts to 84.4 million cubic meters/day; and
  for natural gas imported from the Netherlands and Norway: two 177-kilometer long lines, with a 48-inch diameter, extending from the Italian border at Passo Gries (Verbania), the point of connection with the Swiss network, to the node of Mortara, in the Po Valley. The pipeline transmission capacity amounts to 60.7 million cubic meters/day.

        In 2003 Eni’s national network increased by 50 kilometers due to the entry into service of lines: (i) from Istrana to Camisano (37 kilometers); (ii) from Bernalda to Brindisi (7 kilometers); (iii) from Malborghetto to Bordano (6 kilometers). The national transmission network will be upgraded by means of:

—

the laying of a third line with a 48-inch diameter over 264 kilometers (124 of which already operational as of December 2002) from Tarvisio (Udine) to Zimella (Verona) on the pipeline carrying natural gas imported from Russia and the upgrade of the Malborghetto station. Works are expected to be completed by 2007;

—

the laying of a pipeline (66-kilometer long with a 36-inch diameter) from Gela to Enna (point of connection with the pipeline importing gas from Algeria) to allow the transmission of natural gas from Libya (up to 24 million cubic meters/day). This pipeline is expected to start operations in 2004; and

—

the laying a 70-kilometer long pipeline with a 30-inch diameter (39 already operating in 2002) from Pontremoli to Parma, with completion expected in 2004, to upgrade the connection of the Panigaglia LNG terminal with the national network and local markets.

        Eni’s regional transmission network is composed of pipes with diameter smaller than the national lines’ one and extends for a total length of 22,127 kilometers. These pipes carry natural gas at pressures lower than 5 bars, between 5 and 24 bars and between 24 and 75 bars.

        In 2003, Eni’s regional network increased by 275 kilometers due to the entry into service of the Sannicola-Ugento-Tricase pipeline in Southern Italy, of the connection with the EniPower Ferrera-Erbognone power station and of various connections to end users.

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

        Eni’s dispatching system is located in San Donato Milanese and oversees and monitors the whole transmission network in cooperation with local units. Peripheral units are represented by 8 districts that monitor the transmission network through 69 centers that guarantee operation, maintenance and control of the whole system. Each unit is responsible for operations in accordance with technical specifications and applicable laws and regulations. With the aim of rationalizing maintenance activities in 2003 various interventions were performed: (i) extension of remote control/remote monitoring by installing 74 new remote control units (valves, reduction plants and network terminals) which allow to reduce the time necessary for interventions aimed at restoring normal functioning and at increasing safety and reliability of operations; (ii) rationalization of local units and reduction of their number from 74 to 69; (iii) the entry into service on 90% of all maintenance units of a new IT system for the optimization of monitoring and periodic supervision; (iv) extension of new remote diagnostic systems of gas compressor units that allow for a constant monitoring of the system’s efficiency and for the optimization of costs and intervention times.

        In addition to the international pipeline transmission system, natural gas enters Eni’s system through the Panigaglia (Liguria) regasification plant, which receives LNG carried by tanker ships. This terminal is the only one of its kind in Italy, and has a maximum input of approximately 3.5 billion cubic meters/year into the transmission network. LNG is downloaded from tanker ships and stored, then vaporized in a regasification plant composed of cryogenic pumps and submerged flame vaporizers. When it has recovered the gaseous state, natural gas is input in the transmission network. This terminal also regasifies LNG bought by Enel. In 2003, volumes of LNG regasified amounted to the equivalent of approximately 3.5 billion cubic meters of natural gas. Upgrading of this terminal is underway by means of an enhancement of the boil-off gas recovery system. In 2003 Eni transported 76.37 billion cubic meters of natural gas in Italy, an increase of 1.97 billion cubic meters over 2002, up 2.65%, mainly due to increased volumes input by Edison Gas, offset in part by the decline in volumes transported on behalf of Eni’s primary distribution (2.82 billion cubic meters).

        In 2003 Eni LNG terminal in Panigaglia regasified 3.46 billion cubic meters of natural gas discharging 123 tanker ships (117 in 2002).

Natural gas volumes transported

(billion cubic meters)	1999	2000	2001	2002	2003
Italy (1)
On behalf of Eni's primary distribution	59.67	63.73	58.17	54.56	51.74
On behalf of third parties	6.90	9.45	11.41	19.84	24.63
Enel	4.50	6.27	6.28	8.28	9.18
Edison Gas	1.52	2.10	2.98	5.34	7.49
Others	0.88	1.08	2.15	6.22	7.96
	66.57	73.18	69.58	74.40	76.37

(1)	Include amounts destined to domestic storage.

        The Italian natural gas system is supplied for about 80% with imported gas, received by Eni outside Italy and transmitted to Italy through a network of international high pressure pipelines for a total of about 3,800 kilometers; in which Eni owns transportation rights, in particular:

  the 924-kilometer long TENP pipeline (composed of a 500-kilometer long simple line and a 424- kilometer long doubling line) with transit capacity of 40.8 million cubic meters/day and four compression stations, transports natural gas from the Netherlands through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border. In 2003 the upgrading of this pipeline was completed with the entry into service of 44 kilometers of doubling line and a 3.7 million cubic meters/day increase in transit capacity;
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
  the 1,018-kilometer long TAG pipeline composed of two lines, each about 380-kilometer long and a third line 258-kilometer long, with a transit capacity of 81.2 million cubic meters/day and three compression stations, which transports natural gas from Russia across Austria from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry into Italy. This pipeline is being upgraded with the laying of a third 380-kilometer long line (258 already operating);
  the 742-kilometer long TTPC pipeline, composed of two lines each 371-kilometers long with a transit capacity of 78.2 million cubic meters/day and three compression stations, which transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast, where it links with the TMPC pipeline;
  the 775-kilometer long TMPC pipeline for the import of Algerian gas, composed of five lines each 155-kilometer long with a transit capacity of 100.8 million cubic meters/day, which crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into Italy.

        In August 2003 works started for the laying of the Greenstream pipeline, an underwater 520-kilometer long pipeline with a 32-inch diameter for the transport of natural gas from Mellitah in Libya to Gela in Sicily for the transmission of natural gas from Libyan fields (targeted at 8 billion cubic meters/year, of which 4 billion is Eni’s share, with a transmission capacity of 24.4 million cubic meters/day, and laid at a maximum depth of 1,130 meters by the Saipem Castoro 6 vessel. This project is scheduled to be completed by September 30, 2004 with an expenditure of dollar 953 million, corresponding to euro 0.8 billion (dollar 715 million corresponding to euro 0.6 billion is Eni’s share) including the link to the national network.

        Eni and Gazprom hold equal shares in Blue Stream Pipeline Company BV, which operates the Blue Stream transport system, that links the Russian (Beregovaya) to the Turkish (Samsun) coast of the Black Sea. The gasline transports natural gas produced in Russia which is sold jointly by Eni and Gazprom in Turkey to the Turkish company Botas under a long-term contract. Supplies to Botas started in February 2003, by year-end Botas had withdrawn approximately 1.3 billion cubic meters of natural gas (of which 633 million were Eni’s share). Volumes transported and marketed will increase progressively in future years and are targeted to about 16 billion cubic meters per year (8 billion net to Eni) in 2010.

        Development Projects

        Portugal. In April 2004 Eni signed an agreement with the Portuguese Government for the reorganization of Galp Energia (Eni’s interest 33.34%) within the restructuring process of the Portuguese energy sector. Under the agreement Eni concentrates its activities in the natural gas sector through a 49% interest in Gas de Portugal (indirectly owned through Galp Energia) and exits the segment of refining and marketing of refined products in Portugal. Gas de Portugal will be managed jointly with Electricidade de Portugal, the other shareholder with a 51% interest; the natural gas transmission network owned by Gas de Portugal will be sold to a state-owned Portuguese company. The finalization of the Eni sale of its stake in Galp Energia and Eni purchase of a 49% stake in Gas de Portugal to a state-owned Portuguese company is subject to authorization from the European antitrust authority; in a second stage the sale of regulated assets owned by Gas de Portugal will be submitted to the Portuguese antitrust authority. When finalized, this transaction will provide Eni net cash proceeds of euro 667 million. In 2003 Galp sold about 3.8 billion cubic meters of natural gas to about 600,000 customers through a network of high, medium and low pressure pipelines about 9,000-kilometer long. Galp’s assets include interest in two import infrastructures, the Transmaghreb pipeline and the Sines LNG terminal, that started operations in the fourth quarter of 2003, which provide Eni with a basis to access the Iberian market.

        Spain After obtaining the relevant authorizations from European antitrust authorities and the Spanish Government, Eni finalized the purchase of a 50% interest in Unión Fenosa Gas, the remaining 50% being held by Unión Fenosa SA, with an outlay of euro 442 million including accessory costs. The transaction was achieved through a capital increase of Unión Fenosa Gas of euro 16 million (corresponding to 50% of its share capital after the increase) fully paid by Eni with a surcharge of euro 425 million. Unión Fenosa Gas is active in natural gas supply and sale to final users and to power generation companies. It holds a 25-year supply contract, with an option for a 25 year extension, involving 4 billion cubic meters per year with the Egyptian Natural Gas Holding Company (EGAS). It is active in LNG through a liquefaction plant with a capacity of over 7 billion cubic meters per year under construction near Damietta, on the Egyptian coast and through an 8% interest in a liquefaction plant under construction in Oman, which is expected to start operations in 2006. In addition, it holds a 19% and a 50% interest in the Reganosa and Sagunto regasification plants under construction, expected to start operations in 2005.

        Blue Stream. Eni and Gazprom hold equal shares in Blue Stream Pipeline Company BV, which operates the Blue Stream transport system that links the Russian coast (at Beregovaya) to the Turkish coast (at SamSun) of the Black Sea for the transport of natural gas produced in Russia to be sold by Eni and Gazprom in Turkey to the Turkish company Botas under a contract expiring in 2026. The overall project costed about dollar 2.4 billion and is comprised of two parallel underwater lines, each 380-kilometer long and a compressor station at Beregovaya on the Russian coast of the Black Sea under completion. Supplies of natural gas to the Turkish national company Botas started in February 2003. In 2003 Botas withdrew approximately 1.3 billion cubic meters of natural gas (of which 633 million were Eni’s share). According to management’s plans, volumes transported and marketed are expected to increase progressively in future years and are targeted to about 16 billion cubic meters per year (8 billion net to Eni) in 2010. The construction of the Beregovaya compression station is expected to be completed in 2004.

        Germany. Eni is present on the German natural gas market since late 2002 through GVS (Gasversorgung Süddeutschland GmbH) in which it acquired a 97.81% interest in joint venture with the German electricity operator EnBW. GVS is the fourth operator in the German gas market where it transports and markets about 7 billion cubic meters of gas per year to local distribution companies serving about 750 municipalities in the south-western areas of the country through an approximately 1,880-kilometer long gas pipeline network. Through GVS and the development of direct sales, Eni expects to sell about 4 billion cubic meters/year, of which 3.4 billion cubic meters of natural gas through GVS, corresponding to 4% of German consumption in 2007.

        Greece. Eni holds a 49% interest in the natural gas secondary distribution companies EPA Thessalonica and EPA Thessaly. The two companies hold a 30-year licence for natural gas distribution to residential and commercial users as well as the right to use distribution networks. The two companies, whose operations are managed by Eni, are extending the distribution network in their areas covering about 2 million inhabitants. Natural gas sales of the two companies are targeted at 800 million cubic meters of natural gas per year.

        Hungary. In July 2003, Tigaz (a subsidiary in which Eni holds 50% interest) purchased a majority stake in three natural gas distribution companies (Mol-Gàz (now Tigaz 2), Zsàmbèrkgàz and Turulgàz) from the Hungarian national company MOL for approximately euro 68 million. These companies supply an aggregate of approximately 150,000 customers distributing 400 million cubic meters/year of natural gas to 407 municipalities in the central-eastern areas of Hungary.

        Within its strategy of concentration in its core business and rationalization of other businesses, in September Eni sold its marine transport business to Carbofin Energia Trasporti for euro 52 million.

        Electricity Generation

        Eni, through its subsidiary EniPower, is engaged in the electricity generation business on the Italian market. Operating since 2000, EniPower owns power stations located at Eni’s sites in Brindisi, Ferrera Erbognone, Livorno, Mantova, Ravenna and Taranto with installed capacity in operation of approximately 1.9 gigawatts at December 31, 2003.

        Eni intends to develop its electricity generation capacity and sales by exploiting the advantages provided by the integration of natural gas and electricity, targeting in 2006 an installed capacity of 5.3 gigawatts, corresponding about 11% of electricity generation planned in Italy at that date. Planned expenditure amounts to euro 2.3 billion, of this 1.2 already expensed. This objective will be pursued by building new capacity at Eni’s industrial sites. In particular work is underway at Ferrera Erbognone, Brindisi, Ravenna, and Mantova with total installed capacity of about 3.8 gigawatts (including the units started in 2003 at Ferrera Erbognone and Ravenna each with a capacity of 0.39 gigawatt) while authorizations are awaited for the new units (0.8 gigawatt) to be installed at Ferrara. High efficiency, low environmental impact, reduced expenditure and construction times are the main features of these plants, which show interesting profitability prospects due to the expected increase in demand for electricity and the ability to operate in co-generation (combined electricity and steam generation). The co-generation mode has been acknowledged by the Authority for Electricity and Gas as a production mode that entails priority on the national dispatching network and the exemption from the purchase of “green certificates”5. Eni estimates that EniPower power stations will allow to reduce total emissions of carbon dioxide to be reduced by 8%, with negligible amounts of particulate and sulphur oxides as well as very low emissions of nitric oxides as compared to emissions caused by electricity generation in Italy in 2000. EniPower intends to become a cost leader in the Italian electricity industry thanks to the high technology content and optimal size the plants it is building. When fully operational, consumption of natural gas of Eni’s plants will reach about 6-7 billion cubic meters/year, supplied by Eni.

[5]

Article 11 of Legislative Decree No. 79/1999 concerning the opening up of the Italian electricity market obliges importers and producers of electricity from non renewable sources to input into the national electricity system a share of electricity produced from renewable sources set at 2% of electricity produced from non renewable sources exceeding 100 gigawatt. This obligation can be met also by purchasing volumes or rights from other producers employing renewable sources (the so called “green certificates”) to cover all or part of such 2% share. This obligation applies to import or production of electricity net of, among others, co-generation and volumes consumed in questions.

        In 2003, electricity production sold amounted to 5.55 terawatthour, of which approximately 27% was sold to Eni segments, with an increase of 0.55 terawatthour over 2002, up 11%, due essentially to the start-up of the first generating unit at the Ferrera Erbognone plant. Eni sold 3.10 terawatthour of purchased electricity to eligible customers, with an increase of 1.36 terawatthour, due to an increase in customers served. Sales of steam amounted to 9,303,000 tonnes, in line with 2002.

Power Generation

		2001	2002	2003
Purchases
Natural gas	(million cubic meters)	784	819	940
Other fuels	(thousand tonnes of oil equivalent)	936	885	847
Sales
Electricity production sold	(terawatthour)	4.99	5.00	5.55
Electricity trading	(terawatthour)	1.56	1.74	3.10
Steam	(thousand tonnes)	10,025	9,302	9,303

        In 2003 work for the construction of new power stations at Brindisi and Mantova started, while power stations are under construction in Ferrera Erbognone and Ravenna .

        Ferrera Erbognone. This power station will have an installed capacity of 1,030 megawatts articulated in three combined cycle units and will be able to produce about 7 billion kilowatthour/year and steam for industrial use. In October 2003 electricity generation started at the first 390 megawatt unit of the three planned; commercial production started in the first quarter of 2004. In February 2004 electricity generation started at the second 390 megawatt unit; according to management’s plans, the 250 megawatt unit is expected to start-up in the spring of 2004, with commercial production of these two units set for the second half of the year. The two 390 megawatt units are fired with natural gas, while the third 250 megawatt unit will be fired in part with natural gas and complemented with refinery gas obtained from gasification of tar from visbreaking from the nearby Sannazzaro de’ Burgondi refinery (see Operating Review — Oilfield services, construction and engineering).

        According to management’s plans, the integration of the new power station with the refinery will allow to obtain: (i) a reduction of 650,000 tonnes/year in the production of fuel oil that will be destined to gasification; (ii) a decrease in transport costs due to lower use of tanker trucks and trains (estimated at 20,000 and 4,000 units/year, respectively); (iii) the option to refine different types of oil, with subsequent cost savings.

        Ravenna. Work is underway for the installation of two new combined cycle 390 megawatt units, fired with natural gas, that will bring the power station’s installed capacity to approximately 970 megawatts. On November 14, 2003, the power station was fired for the first time at its first unit; management expects commercial production from both units to start in the second half of 2004.

        Brindisi. In April work started for the construction of a new combined cycle power station with installed capacity of 1,170 megawatts, that is going to be Eni’s largest power station. Total capacity will amount to 1,320 megawatts. The new power station, fired with natural gas, includes three units and when fully operational will produce approximately 7.4 billion kilowatthour/year and steam for industrial use. According to management’s plans, the completion of the first unit is expected in the spring of 2005; according to management’s plans commercial production from the first two units is expected in the second half of 2005; while for the third one in the first quarter of 2006.

        Mantova. Work started for the installation of two new combined cycle 390 megawatt units, fired with natural gas, that will bring the power station’s installed capacity to approximately 840 megawatts. Commercial production from both units is expected in the first and second half of 2005 respectively. Studies are underway for linking this power station to Mantova’s urban network through a remote heating system.

   Capital expenditure

        See “Item 5 – Liquidity and capital resources – Capital expenditure by segment”.

Refining & Marketing

        Eni is engaged in the refining and sale of refined products mainly in Italy, the rest of Europe and Latin America.

        In the refining business management plans interventions for rationalizing refining capacity by balancing production and demand and increasing refinery efficiency and flexibility. These are expected to increase conversion rates from the 60% average of the 2000-2003 period to 64% by 2007. Eni also intends to adjust the characteristics of its refined products to the evolution of fuel specifications in Europe focusing on fuels dedicated to specific market segments by leveraging on its integrated refining-logistics-distribution system.

        In the logistics business management plans to increase flexibility in order to allow the distribution of different high quality fuels and reducing costs by means of joint ventures with qualified partners.

        In the distribution and marketing of refined products business management plans to continue the process of requalification and strategic repositioning of the distribution network: in Italy by focusing on Agip branded service stations with high throughput and high non oil potential; in the rest of Europe by developing in selected areas. Eni’s objective in Italy is to reach European standards in terms of average throughput, services to customers and automation. In the rest of Europe Eni intends to strengthen its position in selected areas, in particular eastern Spain, southern France and Germany where it can obtain logistical and operating synergies and exploit the well-known Agip brand. Management plans to increase market shares in European target areas by buying modern and well equipped services stations.

        Eni plans to intensify its efforts for efficiency improvements in all its business lines.

        The matters regarding future plans discussed in this section and elsewhere herein are forward-looking statements that involve risks and uncertainties that could cause the actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties include difficulties in obtaining approvals from relevant Antitrust Authorities and developments in the relevant market.

        Supply and trading

        In 2003, a total of 63.4 million tonnes of oil were purchased (59.5 in 2002), of which 33.6 million tonnes from Eni’s Exploration & Production segment, 17.6 million tonnes under long-term contracts with producing countries, and 12.2 million tonnes on the spot market. Some 20% of oil purchased came from North Africa, 25% from West Africa, 19% from the North Sea, 11% from the Middle East, 10% from countries of the former Soviet Union, 7% from Italy and 8% from other areas. Some 31.3 million tonnes were resold, representing an increase of 4.0 million tonnes over 2002, up 15%. In addition, 3.43 million tonnes of intermediate products were purchased (5.06 in 2002) to be used as feedstocks in conversion plants and 16.20 million tonnes of refined products (16.57 in 2002) sold as a complement to own production on the Italian market (5.24 million tonnes) and on markets outside Italy (10.96 million tonnes).

        Refining

        Eni is engaged in refining activities in Italy and owns interests in refineries in Germany and the Czech Republic with a total refining capacity (balanced with conversion capacity) of 34 million tonnes (equal to 681 KBBL/d) at December 31, 2003, with 29.2 million tonnes capacity in Italy.

        Eni’s refining system in Italy is made up of five wholly owned refineries and a 50% and 28% interest in the Milazzo and Priolo refineries in Sicily, respectively. At December 31, 2003, Eni’s wholly owned refineries in Italy had a balanced capacity of 25.2 million tonnes (equal to 504 KBBL/d) and a conversion capacity of over 16.3 million tonnes, with a 58.8% conversion equivalent rate.

        The table below sets forth certain statistics regarding Eni’s refineries at December 31, 2003.

	Location	Ownership Interest	Conversion Equivalent(1)	Balanced Primary Distillation Capacity(2)

Wholly-owned refineries:
Sannazzaro	Lombardy	100.0%	42.0	160,000
Gela	Sicily	100.0%	139.3	100,000
Taranto	Apulia	100.0%	71.6	90,000
Livorno	Tuscany	100.0%	11.4	84,000
Porto Marghera	Veneto	100.0%	22.8	70,000

Total wholly-owned refineries			58.8	504,000
Partly-owned refineries:
Milazzo	Sicily	50.0%	69.6	80,000
Ingolstadt/Vohburg/Neustadt	Germany	20.0%	30.0	52,000
Schwedt	Germany	8.0%	33.0	18,000
Kralupy/Litvinov	Czech Rep.	16.33%	28.8	26,500

Total partly-owned refineries			38.3	176,800

Total Eni			42.1	680,800

________________________
(1)	Stated in fluid catalytic cracking equivalent/topping (% by weight), based on 100% of balanced primary distillation capacity.
(2)	Barrels per calendar day. Based on percentage equity interest ownership in the refinery, not on actual utilization of balanced primary distillation capacity.

        Each of Eni’s Italian refineries is specialized based on its logistical configuration, geographic location and integration with other Eni business segments.

        Sannazzaro, with a balanced primary conversion capacity of 160 KBBL/d , is one of the most modern and efficient refineries in Europe. Located in the south-west of the Po Valley, at the confluence of the rivers Po and Tessin, it produces mainly gasolines and other light products for the supply of markets in Northwestern Italy, Austria, Switzerland and Bavaria. Beside its primary distillation plants, this refinery contains two catalytic reforming plants used to increase the octane number of gasolines, an isomerization plant and three desulfurization plants, which allow a high degree of flexibility of production related to market and environmental conditions. The conversion plants are: a fluid catalytic cracker (FCC), a HDCK middle distillate conversion, and a visbreaking thermal conversion. This refinery processes mainly oil from Russia and Africa incoming at the nearby Genoa harbor and oil from Eni’s nearby Villafortuna field. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genoa terminal with the French-speaking part of Switzerland and Bavaria. In 2003 expenditure was dedicated to the upgrade of diesel fuel manufacture in line with new European regulations in force from 2005 and to the construction of a new tar (heavy residue from visbreaking) gasification plant that will produce syngas from fuel oil and will be used to fire the nearby EniPower power station.

        Gela, with a balanced primary refining capacity of 100 KBBL/d, represents an upstream integrated pole with the production of heavy crudes obtained from nearby Eni fields offshore Sicily, while downstream it is integrated with Eni’s nearby petrochemical plants. Located on the southern coast of Sicily, it manufactures fuels for automotive use and residential heating purposes, as well as petrochemical feedstocks. Its high conversion level allows it to minimize the yield of fuel oil and semi-finished products. Beside its primary distillation plants, this refinery contains conversions plants such as a FCC and two coking plants. All these plants are integrated in order to process heavy residues and manufacture valuable products. Besides its primary distillation plants, this refinery contains the following plants: an FCC reactor with advanced technology and two coking plants for the conversion of low grade feedstocks and vacuum conversion of heavy residues. All these plants are integrated in order to process heavy residues and manufacture valuable products. This refinery also contains modern residue and exhaust fume treatment plants which allow the refinery to reduce the environmental impact of its operations. Oil and oil products are handled on land and by sea.

        In November 2003, the refinery was shut down as a consequence of a decree of the Court for preliminary investigation of Gela in order to allow the Court and the public prosecutor of Gela to evaluate the conditions of the refinery’s storage tanks and the risks of spillover of refined products. The refinery resumed its activity in January 2004. See “Item 18 – Financial Statements – Note No. 23 Legal Proceedings”. This standstill had a negative impact on the operating income of the Refining & Marketing segment. See “Item 5 – Results of operations- Operating Income”.

        Taranto, with a balanced primary conversion capacity of 90 KBBL/d, can process a wide range of crudes and semi-finished products with great operational flexibility. It mainly produces fuel for automotive use and residential heating purposes for the southeastern Italian markets. Beside its primary distillation plants, this refinery contains desulfurization plants, and conversions plants such as: a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant, one of the most advanced plants in the world with high yield of valuable products and low environmental impact. The plant is provided with a column for amminic washing of the gas deriving from the RHU process, which extends its useful life. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline; in 2003 a total of 2.1 million tonnes of this oil were processed. In 2003 the topping unit was upgraded in order to respond to the increasing availability of oil from the Val d’Agri fields.

        Livorno, with a balanced primary refining capacity of 84 KBBL/d, manufactures gasolines, specialty products and lubricant bases. Besides its primary distillation plants, this refinery contains two gasoline treatment plants, an isomerization plant and an octanization plant for the manufacture of highly environmental friendly gasolines, as well as a technologically advanced solvex cycle for lubricant manufacture. Its pipeline links with the local harbor and with the Florence storage sites allow the Livorno facility to operate with great efficiency with respect to reception, handling and distribution of products. In 2003 plants were upgraded for the manufacture of higher viscosity lubricants and the desulfurization of gasoil provided for by the new 2005 specifications.

        Porto Marghera, with a balanced primary conversion capacity of 70 KBBL/d, produces mainly gasolines and other light products for the supply of markets in northeastern Italy, Austria, Slovenia and Croatia. Beside its primary distillation plants, this refinery contains a gasoline treatment plant, octanization plants and one two-stage thermal conversion plant (visbreaking/thermal cracking) in order to increase yields of valuable products and comply with applicable environmental requirements. At year end the desulfurization plant was upgraded in order to comply with the new 2005 specifications.

        In addition Eni holds a 28% stake in Erg Raffinerie Mediterranee Srl which was established in October 2002. Eni contributed to the new established company its refinery of Priolo in exchange for a 28% interest in the company. Eni and Erg hold put and call options respectively on Eni’s interest expiring in 2006 at a set price. Eni and Erg signed a four-year processing contract under which Erg Raffinerie Mediterranee will process about 2.2 million tonnes/year of crudes on account of Eni and will provide to Eni refined products obtained therefrom at a set price. Following this agreement, Eni’s processing on its own account is targeted to decline by about 7.5 million tonnes by 2006.

        In Germany Eni holds an 8.3% interest in the Schwedt refinery and a 20% interest in Bayernoil, an integrated industrial pole including the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70 KBBL/d. Eni’s share of production of the three integrated refineries of Bayernoil and of the Schwedt refinery is mainly used to supply Eni’s distribution network in Bavaria and eastern Germany.

        Eni holds a 16.33% interest in Ceska Rafinerska (CRC) which owns and manages two refineries, Kralupy and Litvinov, in the Czech Republic. In 2002 the CRC partners approved a plan under which the refinery provides a service of oil processing on account of its partners in proportion to their respective interests. This plan started up in the second half of 2003. Under this new arrangement Eni’s overall balanced conversion capacity increased by 27 KBBL/d over 2002.

        The table below sets forth Eni’s petroleum products availability figures for the periods indicated.

	1999	2000	2001	2002	2003

	(millions of tons)
Italy
Products processed in wholly-owned refineries	32.00	32.93	32.24	30.09	25.09
Products processed for third parties	(2.78)	(3.41)	(1.45)	(1.88)	(1.72)
Products processed in non owned refineries	8.08	8.41	5.92	6.27	8.43
Products consumed and lost	(2.07)	(2.11)	(1.95)	(1.91)	(1.64)

Products available	35.23	35.82	34.76	32.57	30.16

Purchases of finished products and change in inventories	5.45	4.30	5.19	6.06	5.61
Finished products transferred to foreign cycle	(5.23)	(4.58)	(4.96)	(5.56)	(5.19)

Products sold	35.45	35.54	34.99	33.07	30.58

Outside Italy
Products available	3.08	3.07	3.02	2.98	3.36
Purchases and change in inventories	8.06	10.27	10.27	10.41	10.78
Finished products transferred to Italian cycle	5.23	4.58	4.96	5.56	5.19

Products sold	16.37	17.92	18.25	18.95	19.33

Sales in Italy and outside Italy	51.82	53.46	53.24	52.02	49.91

        In 2003, refinery intake processing on Eni’s own account in Italy and outside Italy (35.43 million tonnes) declined by 2.30 million tonnes, down 6%, due mainly to a decline in refining capacity related to the finalization in October 2002 of agreements on the contribution of the Priolo refinery in exchange for a 28% stake in the newly-established Erg Raffinerie Mediterranee Srl (a reduction of 7.5 million tonnes in refinery intake is expected in 2006) see above. Lower processing due to standstills at the Gela refinery (in the third quarter strikes in the service businesses of the Gela area and in the fourth quarter the seizure of tanks ordered by the local Court – see Note 23 to the consolidated financial statements “Legal Proceedings — Environment”) and at Sannazzaro were offset by increased processing at the Taranto, Venezia and Milazzo refineries.

        Total intake processing (on own account and for third parties) on wholly owned refineries amounted to 25.09 million tonnes (30.09 in 2002). The overall balanced capacity utilization rate of wholly owned refineries was 100% (99% in 2002). About 32.9% of all oil processed came from Eni’s Exploration & Production division (37.4% in 2002).

        Logistics

        Eni is engaged in the logistics of petroleum products in Italy and Europe.

        The storage infrastructure is made up of 12 directly managed storage sites all over Italy and of interests in five companies established by the major Italian operators in Vado Ligure-Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) aimed at reducing costs, increasing efficiency and developing innovative integrated services to customers. Sigemi manages storage and handling of semi-finished and refined products by means of pipelines between Arquata and Ferrera.

        For the transport of oil and refined products on land Eni makes use of owns storage facilities, pumping stations and a pipeline network, integrated by leased pipelines. Eni’s pipeline network in Europe extends over 3,173 kilometers, of these 1,476 are wholly owned.

        Eni’s logistic system also makes use of a leased fleet of tanker ships and tanker trucks for the distribution of refined products on the retail and wholesale markets.

        Eni also owns a 65% interest in Costiero Gas Livorno, a company that operates an underground storage facility in Livorno with the capacity to store 45,000 cubic meters of propane.

        Distribution and Marketing

        Eni markets a wide range of refined petroleum products, primarily in Italy, through an extensive direct sales network, franchises and other distribution systems. The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

	1999	2000	2001	2002	2003

	(millions of tons)
Retail marketing	11.85	11.57	11.64	11.14	10.99
Wholesale marketing	11.42	11.10	11.24	10.64	10.35

	23.27	22.67	22.88	21.78	21.34

Petrochemicals	5.38	4.93	4.23	3.82	2.79
Other sales(1)	6.80	7.94	7.88	7.47	6.45

Sales in Italy	35.45	35.54	34.99	33.07	30.58

Retail sales rest of Europe	2.36	2.35	2.47	2.57	3.02
Retail sales Africa and Brazil	1.54	1.43	1.71	1.44	1.18

	3.91	3.78	4.18	4.01	4.20
Wholesale marketing	6.40	5.46	5.55	5.65	6.01

	10.31	9.24	9.73	9.66	10.21
Other sales(1)	6.06	8.68	8.52	9.29	9.12

Sales outside Italy	16.37	17.92	18.25	18.95	19.33
	51.82	53.46	53.24	52.02	49.91

___________________
(1)	Includes bunkering, consumption for power production and sales to oil companies.

        In 2003, sales of refined products (49.91 million tonnes) decreased by 2.11 million tonnes, down 4.1%, mainly due to lower sales in Italy to the petrochemical segment, to oil companies and traders, also related to lower availability as a consequence of the conferral of the Priolo refinery, the standstills of the Gela refinery and lower sales of fuel oil due mainly to a decline in demand related to the progressive substitution of fuel oil with natural gas in power stations.

        Retail Marketing

        Italy. At December 31, 2003, Eni’s retail distribution network consisted of 7,290 service stations (60% of which under the Agip brand), a 420 unit decrease over December 31, 2002, due to the sale of 281 service stations, the closure of 66 marginal stations and the negative balance of acquisitions and expirations of lease contracts (104 units), whose effects were offset in part by the purchase/construction of 31 new service stations. Eni is implementing the upgrading process of its retail network in Italy by developing its Agip-branded core network (stations with high throughput and high non oil retail potential), while the process of closing down marginal service stations is in its final phase. Eni’s objective is to reach European standards in terms of throughput, services provided to customers and automation.

        In this context the newly established IP company (operational since May 2002) consolidated its activity. The IP network consists of mainly leased service stations devoted to satisfying local markets, with an average throughput of 900,000 liters

        In 2003 Eni continued its “high fidelity” campaign which allows customers accessing self-service outlets provided with an electronic card to obtain price discounts as a function of the total amount of purchased fuel. The number of cards distributed exceeded 3.5 million (2.5 in 2002). The amount of fuel purchased with the card was about 25% of all fuel sold on Agip branded service stations.

        In 2003 the acceleration of the renewal process of the car fleet in Italy in favour of diesel engines determined an increase in the share of diesel fuel on total fuel sold (from 44% in 2002 to nearly 50% in 2003). In this context the market confirmed the success of Eni BluDiesel, a new diesel fuel with low environmental impact, sold in Agip branded service stations from the end of 2002. This environmentally advanced product was introduced into the market earlier than required under regulations imposed by the European Union and was appreciated by motorists because it increases efficiency, reduces consumption and leaves the engine cleaner than traditional diesel fuel. A total of 850 million liters of BluDiesel were sold, corresponding to 16% of total diesel fuel volumes sold on the Agip branded network on ordinary roads and highways and to 5.2% of all diesel fuel sales on the Italian market. At the end of 2003 about 3,700 Agip branded service stations were selling BluDiesel (about 1,500 at December 31, 2002), corresponding to about 85% of the Agip network.

        In July 2003 on IP branded service stations sales of Plus 98 started. This new high quality gasoline with better performance in terms of efficiency was sold in 800 service stations (27% of the IP network) at December 31, 2003.

        Agip branded service stations are located mainly on highways and other high traffic roads in Italy.

        Within the process of upgrading its service station network by promoting customized services in 2003 Eni built: (i) three service stations dedicated to heavy transport, so called “Agip Truck Points”, strategically located on highways with the highest lorry traffic and provided with wide parking space, dedicated runways, and personal services active 24 hours a day. In these service stations lorries can be washed and convenience stores are equipped with internet services; (ii) the first “Agip Multienergy” service station where all kinds of fuel are on sale (including also LPG and methane) which obtains part of the energy necessary for servicing from solar panels installed on its roof.

        The improvement in the quality of service to customers led to a further expansion of the automation process of the domestic network. At December 31, 2003 nearly all Agip branded service stations were provided with a corporate credit card system (94% in 2002).

        Eni continued the development of its non oil retail activities (retailing and catering) aimed at promoting the development of its network in line with European standards, such as the diffusion of self-service and innovative commercial outlets. To this end Eni owns master franchisor rights with exclusive rights for the oil sector for some international brands of the restaurant and catering sector.

        In particular in 2003 the new Agip Cafè outlets were launched, and by year end 104 franchises were opened, while 8 new Pans & Co outlets were opened and convenience stores were reorganized under the new “SpazioAgip” brand name. Eni intends to continue the development of its non oil activities and expects to provide 66% of its Agip branded network with these structures in the next four years.

        In 2003 Eni continued the development of its Multicard paying card which covered 1.25 billion liters (up 7.2% over 2002), while the number of customers provided with this card increased from about 41,000 to 42,000. Multicard is used also by international truck fleets and is part of the international Routex consortium.

        In 2003 sales of refined products on retail markets amounted to 11 million tonnes, average throughput to 1,813,000 liters and market share was 36.6% (37.5% in 2002). In particular sales of Agip branded service stations amounted to 8.99 million tonnes with an average throughput of 2,418,000 liters. Market share of Agip branded service stations increased by 0.6 percentage points (from 29.4 in 2002 to 30% in 2003) also due to the success of BluDiesel.

        Outside Italy. As of December 31, 2003, Eni’s retail distribution network outside Italy consisted of 3,357 service stations, of which there were 1,813 in the rest of Europe and 1,544 in Brazil. Retail sales in the rest of Europe amounted to 3 million tonnes with an average throughput of 2,378,000 liters. Eni intends to develop its presence in selected markets in Europe where it can leverage on logistical and operational synergies and on its well established brand name. In this context it purchased 410 service stations, of these 164 in Spain, 221 in Germany and 25 in France. Non oil activities outside Italy are performed under the “CiaoAgip” brand name on 1,025 service stations, of these 342 are in Germany and 162 in France.

        Retail sales in the rest of Europe amounted to 3.02 million tonnes and increased by 450,000 tonnes, up 18%, due to the purchase of service stations in France, the Czech Republic, Hungary and Slovakia, following agreements signed in 2002, and in France, Spain and Germany, following agreements signed in 2003. Retail sales in Brazil and Africa declined by 260,000 tonnes, down 18%, due mainly to the completion of the exit from the African continent and to the effects of the streamlining of the distribution network in Brazil.

        Wholesale Marketing and Other Sales

        Eni sells gasoline, gasoil, fuel oil, lubricants, petroleum coke and LPG both directly to large customers and through independent distributors on various wholesale markets. Major customers are the agricultural and manufacturing industries, public utilities and transport companies. Eni also sells jet fuel directly at 38 airports, of which 27 are in Italy, and marine fuel (bunkering) directly at 38 ports, of which 23 are in Italy. In addition, it sells virgin naphtha and fuel oil to Eni’s Petrochemical segment and to other petrochemical operators in Italy. Enel is the single largest customer of Eni’s Refining & Marketing division, purchasing approximately 9% of its total refined products requirements from Eni.

        Sales on wholesale markets in Italy (10.35 million tonnes) decreased by 290,000 tonnes over 2002, due mainly to lower sales of fuel oil, resulting from the decrease in demand from the thermoelectric sector, related to the progressive substitution of fuel oil with natural gas as fuel for power stations. Market share increased by 0.2 percentage points from 23.9 to 24.1%.

        Eni concluded the reorganization of its wholesale activities by concentrating all businesses into one company (Atriplex SpA) that integrates in one central and peripheral commercial structure the segments of large and small retailers and consumers. The business was transferred as of January 1, 2003.

        Sales to petrochemical companies in Italy (2.79 million tonnes) declined by 1.03 million tonnes, down 27% due mainly to lower availability of products resulting from refinery processing (as a consequence of the conferral of the Priolo refinery and the standstills of the Gela refinery); other sales (6.45 million tonnes) declined by 1.02 million tonnes, down 14%, due to lower sales to other oil companies and traders.

        Outside Italy, wholesale sales (6.01 million tonnes) increased by 360,000 tonnes, up 6% due mainly to higher sales in Germany and Spain. Other sales (9.12 million tonnes) decreased by 170,000 tonnes, down 2%.

        Other Businesses

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

        LPG

        Eni is a leader in Italy in the production, distribution and marketing of LPG. In 2003 it sold 710,000 tonnes on retail and wholesale markets (777,000 tonnes in 2002) with a 19.4% market share in 2003. Additional 335,000 tonnes were sold to third parties.

        LPG activities in Italy derive their products from seven Italian refineries and from imports received at the three coast storage sites located in Livorno, Naples and Ravenna. Product availability and customer requirements are met also with other 12 owned plants/storage sites in Italy and 45 contracts for bottling and storage with third parties’ facilities. Eni’s LPG sales network is organized over seven sale areas with 19 direct sales offices, 15 agencies and 30 concessionaires. Products are sold also to 140,000 customers owning small tanks, while the sale network of LPG bottles includes over 12,000 outlets. In the past few years LPG pipelines were developed and over 12,000 customers are served through direct links with 95 storage facilities.

        Outside Italy, wholesale sales amounted to 1.72 million tonnes with a decrease of 60,000 tonnes, down 3%, due to lower consumption. Market share in Brazil was 21.4% (21.3% in 2002), and in Ecuador it was 37.4% (37.5% in 2002). In 2003 Eni sold 1,346,000 tonnes of LPG in Brazil. There Eni owns 25 bottling facilities and 26 storage facilities. Its sales network includes over 5,000 outlets.

        Lubricants

        Eni operates 12 (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East.

        In Italy Eni is a market leader in lubricants with the manufacturing of base oils, primarily at its refinery in Livorno, and in marketing. Eni owns a 33.33% share in facilities in Italy for the reprocessing of used oils and two facilities for the production of additives and solvents.

        In 2003 Eni started a renewal of its lubricant lines in Italy and launched new or renewed products in a new wholly recyclable PET packaging, manufactured at the Livorno plant. The new line, the first in the world in this material, is the outcome of in-house research and of the application of proprietary technologies aimed at protecting the environment and improving product quality.

        In 2003, retail and wholesale sales in Italy amounted to 150,000 tonnes with a 25.8% market share. Outside Italy sales amounted to approximately 160,000 tonnes, of these about 49% were registered in Europe (mainly Germany, Netherlands and Spain) and 51% in the Americas (Brazil, United States and Argentina).

        Oxygenates

        Eni, through its affiliate Ecofuel, sells about 2 million tonnes of MTBE (11% of world demand) and methanol. About 70% of products are manufactured in Eni’s plants in Ravenna, Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic), the remaining 30% is bought and resold.

        Capital expenditure

        See “Item 5 – Liquidity and capital resources – Capital expenditure by segment”.

Petrochemicals

        Eni operates in the businesses of olefins and aromatics, basic intermediate products, chlorine derivatives, polystyrene, elastomers and polyethylene. Its major production sites are located in Italy and in Western Europe.

        In 2003 the demand for petrochemical products was affected by the slowdown of the European economy and by the crisis of Asian markets in the second quarter, whose effects were enhanced by the chronic excess production capacity of this industry and the competitive pressure of manufacturers from the Middle East and South East Asia, who benefit from lower production costs as compared to European manufacturers. In this context the margins of petrochemical products, in particular polymers, declined over 2002, due to the increase in monomer costs that could not be totally transferred onto sale prices due to a weak demand and competitive pressures. Forecasts for 2004 indicate a modest recovery in demand, but the strong competitivity of the sector will keep prices under pressure, even if a modest decline is expected in the cost in euro of oil-based feedstocks. See "Glossary" for a definition of margin.

        Within its restructuring process, in the light of the persistent weak conditions of the trading environment, Eni intends to continue the restructuring process of its petrochemical activities with the objective of reducing the number of its industrial plants and sites and increasing efficiency. In this context in 2003 Eni defined the sale of the Baytown (Houston, Texas) plant to Lee Chang Yung Chemical Industry Corp. (LCY) for dollar 41 million. The Baytown plant has been operating since 1993 with a production capacity of 50,000 tonnes/year of styrenic block co-polymers, thermoplastic rubber used in modified asphalt, decking systems, insulation systems, adhesives and footwear. In 2004 a plan is underway for the final standstill of certain plants (the Porto Marghera butadiene plant, the polybutadiene cis, compound line ABS and dimethylcarbonate plants in Ravenna).

        Sales of petrochemical products (5,266,000 tonnes) decreased by 227,000 tonnes over 2002, down 4.1%, due to a generally weak demand and lower product availability related to standstills of plants for maintenance and accidental causes. Production (6,907,000 tonnes) declined by 209,000 tonnes, down 2.9%.

        Total nominal production capacity increased by 1 percentage point, due to increases in polymer manufacturing plants outside Italy. The average capacity utilization rate calculated on nominal capacity declined by 3 percentage points (from 74.3 to 71.3%), due to a weak demand and to standstills of plants for maintenance and accidental causes.

        About 39% of total production was directed to Eni’s own production cycle (37% in 2002). Oil-based feedstocks supplied by Eni’s Refining & Marketing segment covered 30% of requirements, a decline over 2002 due to the contribution of the Priolo refinery to Erg Raffinerie Mediterranee Srl (Eni’s interest 28%) effective from October 2002 and the standstills of the Gela refinery (see Operating Review — Refining & Marketing — Refining, above).

        The table below sets forth Eni’s main petrochemical products availability for the periods indicated.

	Year ended December 31,

	1999	2000	2001	2002	2003

	(thousands of metric tons)
Basic petrochemicals	6,354	6,475	6,119	4,304	4,014
Styrene and elastomers	1,584	1,693	1,537	1,538	1,635
Polyethylene	109	108	84	1,274	1,259
Polyurethane	252	255	91

	8,298	8,532	7,830	7,116	6,907

Internal consumption	(3,634)	(3,674)	(3,185)	(2,607)	(2,651)
Purchases and change in inventories	957	757	588	984	1.010

Total products	5,622	5,616	5,233	5,439	5,266

___________________
(1)

As compared to 2002, in 2003 Eni's activities have been grouped differently: Syndial (former EniChem) was included in the "Other activities" segment, which includes all Eni companies not included in specific segments. In order to allow for a comparability with prior year, data for 2002 have been reclassified accordingly; prior year data have not been reclassified.

        The table below sets forth Eni’s sales of main petrochemical products by volume for the periods indicated.

	Year ended December 31,

	1999	2000	2001	2002	2003

	(thousands of metric tons)
Basic petrochemicals	4,029	4,002	3,928	2,894	2,704
Styrene and elastomers	1,241	1,253	1,138	1,151	1,171
Polyethylene	115	107	84	1,448	1,391
Polyurethane	236	253	83

Total sales	5,622	5,616	5,233	5,493	5,266

___________________
(1)

As compared to 2002, in 2003 Eni's activities have been grouped differently: Syndial (former EniChem) was included in the "Other activities" segment, which includes all Eni companies not included in specific segments. In order to allow for a comparability with prior year, data for 2002 have been reclassified accordingly; prior year data have not been reclassified.

Basic petrochemicals

        In 2003 sales of basic petrochemicals (2,704,000 tonnes) decreased by 190,000 tonnes with respect to 2002, down 6.6%, due essentially to the decline registered in olefins (down 14%, with ethylene down 21% and butadiene down 23%) due to a decline in the demand for downstream products, in particular polyethylene and to lower product availability in particular at the Gela cracker, due to the lack of refinery products registered in the second half of the year, at Dunkerque, due to a standstill related to disputes with workers’ unions, and at Priolo, due to a longer than expected maintenance standstill. Aromatics sales decreased by 7.6% (in particular benzene was down 13.4%). These declines were offset in part by higher intermediate sales (up 17.2%) due to new markets in Asia and the Far East which allowed to absorb higher production available.
Basic petrochemical production (4,013,000 tonnes) declined by 291,000 tonnes over 2002 (down 6.8%) due to declines in olefins (down 8.5%, in particular ethylene) and aromatics (down 7.6%). Production of intermediates increased by 4.4%.

Styrene and elastomers

        In 2003 styrene and elastomer sales (1,171,000 tonnes) increased by 20,000 tonnes with respect to 2002, up 1.7%. The increase in styrenes (up 2%) was due to increased polystyrene sales (in particular expandable polystyrene was up 9%) pushed by increasing consumption especially in Eastern Europe in the segment of thermal insulation and industrial packaging. ABS sales declined (down 4%) due to competitive pressures and weak demand. The increase in elastomers (up 1.5%) was due to increased sales of SBR rubber (up 10%) and polybutadiene rubber (up 4%) pushed by the recovery in the tire manufacture segment. Polychloroprene rubber sales declined (down 6%), due to a weak dollar and over capacity in Asia.

        Production (1,635,000 tonnes) increased by 97,000 tonnes over 2002, up 6.3%. Styrenes increased by 7.2%, in particular styrol, while elastomers increased by 4.2% with increases between 8 and 11% in particular in SBR and polybutadiene rubbers, as compared to a 10% decline in polychloroprene rubber.

Polyethylene

        In 2003 sales of polyethylene (1,391,000 tonnes) decreased by 57,000 tonnes with respect to 2002, down 3.9%, due to a decline in demand that affected all products (declining between 2 and 8%) with the exception of EVA (up 22%) and to lower products availability especially at the end of the year due to the maintenance standstill of the Priolo cracker and the standstill of the cracker and polyethylene plant at Gela related to the standstill of the nearby refinery.

        Production (1,259,000 tonnes) decreased by 15,000 tonnes, down 1.2%.

      Capital expenditure

        See “Item 5 – Liquidity and capital resources – Capital expenditure by segment”.

Oilfield Services Construction and Engineering

        Through Saipem SpA, a 43% owned subsidiary, Eni engages in the laying of underwater pipelines and installation of offshore platforms and FPSO Systems, in onshore construction (pipelaying and plant erection) and onshore and offshore drilling. Through Snamprogetti SpA, a 100% owned subsidiary, Eni is an international operator in engineering and contracting services, in particular for the oil and gas, chemical and petrochemical industries. In 2003, Eni’s oilfield services and construction activities were positively affected by the upward trend of oil companies’ demand for services which concerned all its businesses. In the Offshore construction area, the more dynamic businesses were large diameter pipes in Asia and the field development business in the deep waters of West Africa, where a strong growth in the demand for underwater development and laying of small diameter pipes was registered.

        In 2003, Eni’s oilfield services and construction activities were positively affected by the upward trend of oil companies’ demand for services which concerned all its businesses. In the Offshore construction area, the more dynamic businesses were large diameter pipes in Asia and the field development business in the deep waters of West Africa, where a strong growth in the demand for underwater development and laying of small diameter pipes was registered. In Onshore construction, activities in the upstream business were particularly dynamic in Kazakhstan, the Middle East and Africa. In the midstream business the markets with the most promising growth prospects were Central Africa, Russia and the Far East due to the need to develop new infrastructure for the transmission of hydrocarbons to consumer countries.

        In engineering and contracting demand improved in particular in the area of upstream plants for hydrocarbon treatment. In this business the Middle East was the fastest growing area. Good market opportunities were registered also in Latin America, Africa, Russia and Caucasus countries (Kazakhstan and Azerbaijan) due to an increase in production capacity. Also the natural gas business was growing. Some plants for the liquefaction of natural gas are under construction in the Middle East, Africa, Asia, Latin America and Australia, while regasification terminals are under construction in Europe. In the refining business, capital expenditure was driven by the need to curb plant emissions, to improve safety and to respect more stringent quality specifications for fuels (especially as concerns sulphur content). In the area of chemicals (covering over 60% of capital expenditure of the petrochemical market) domestic demand in developing countries (China and India) was increasing as well as capacity for cracking and ethylene in the areas were raw materials cost less (Middle East). Capital expenditure in nitrous fertilizer plants (ammonia-urea) was at a standstill in the expectation of the coming onstream of new production capacity in the Middle East. This will lead to an adjustment of markets for these products.

        In 2003 orders acquired (euro 5,876 million) decreased by euro 1,976 million over 2002. Eni’s order backlog was euro 9,405 million at December 31, 2003, with a decrease of euro 660 million.

Orders acquired and order backlog

(million euro)		2001	2002	2003
Orders acquired		3,716	7,852	5,876
Oilfield Services Construction		2,186	5,454	4,298
Engineering		1,530	2,398	1,578
Originated by Eni companies	(%)	15	12	11
To be carried out outside Italy	(%)	92	96	91

Order backlog, as of December 31,		6,937	10,065	9,405
Oilfield Services Construction		2,853	5,158	5,225
Engineering		4,084	4,907	4,180
Originated by Eni companies	(%)	11	13	10
To be carried out outside Italy	(%)	65	78	81

      Oilfield Services and Construction

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

        Eni intends to consolidate its competitive positioning in the segment of large EPIC/EPC projects for the development of offshore and deep offshore hydrocarbon fields by integrating its technological and operational skills with engineering and project management capabilities acquired on the market (among which Bouygues Offshore, Moss Maritime, Petromarine, Idpe). Success in these projects requires an increase in the ability to evaluate risks, to be a global contractor coordinating project units and central management.

        Eni intends to increase its operating and technical know-how in the gas-to-market segment, which includes projects for the construction of offshore and onshore natural gas transmission systems, natural gas regasification and conversion plants. In particular Eni will focus on LNG floating production systems that integrate production, storage, transport and regasification of natural gas.

        Offshore construction remains the key business with the highest expected growth rates. Eni intends to develop in the area of leased FPSO for which West Africa is the region with the most interesting opportunities. In the field of drilling Eni intends to focus on strategic geographical areas adopting long-term commercial policies that ensure high use of facilities also in case of economic downturn. In the onshore construction sector, Eni will focus on complex projects for the construction of hydrocarbon treatment plants and long distance natural gas transmission infrastructure.

        Eni intends to intensify efficiency improvements in all its activities, by reducing supply and execution costs while maintaining a flexible structure in order to dampen the impact of possible negative cycles.

        Among the most significant orders won in 2003 are:

  In the Offshore construction area: in West Africa: (i) a contract for the construction of facilities in the Kizomba B Project related to the development of the Kissanje and Dikanza fields in the deep offshore of Angola (Block 15). The contract awarded by Exxon Exploration Angola includes engineering, procurement, construction and installation of pipes and SURF facilities (Subsea Umbilical Risers Flowlines) connecting the underwater wells to an FPSO vessel developing the fields at water depths of approximately 1,100 meters. In addition Eni will carry out the installation of mooring systems for the FPSO unit. An FDS (Field Development Ship) will perform the installation between the third quarter of 2004 and the third quarter of 2005; (ii) in a consortium with other operators a contract for the extension of the Amenam field facilities, 60 kilometers offshore Bonny for Elf Petroleum Nigeria Ltd. The contractual scope of work comprises engineering, procurement, construction and installation of a platform and a mooring system. The Castoro 8 vessel will carry out the installation phase between late 2004 and the end of 2005; (iii) a contract for the Nigerian National Petroleum Corporation/Mobil Producing Nigeria Unlimited joint venture, for the East Area Additional Oil Recovery Project which includes engineering, procurement, construction and installation of three platforms for a total weight of approximately 3,500 tonnes and the laying of approximately 160 kilometers of underwater pipelines. The offshore installation phase will be carried out mainly by the Castoro 8 vessel between the end of 2004 and the first half of 2005; (iv) in a consortium with other operators a turnkey contract for the construction of the topsides of an FPSO unit for the Dalia oil field in the deep offshore of Angola for TotalFinaElf E&P Angola. The contract includes engineering, procurement, fabrication and assembling of the production system. The contract is expected to be completed by the third quarter of 2006; in Russia: a contract including engineering, procurement, construction and installation of a system of pipes that will link the Lunskoye and Piltun-Astokhskoye platforms to the Russian island of Sakhalin for Sakhalin Energy Investment. The works will be carried out by the Castoro 2 and Semac 1 vessels in the third quarter of 2004 and of 2005; in the Caspian Sea: a contract for AIOC (Azerbaijan International Operating Company) for the transport and installation of the East Azeri and West Azeri platforms and of a pre-drilling template (a support structure for a drilling platform) within Phase 2 of the development of the Azeri-Chirag-Gunashili field, located in the Azeri waters of the Caspian Sea. These works will integrate those performed in Phase 1 and are due to be completed by the summer of 2006; in Australia: an EPIC contract for Conoco Phillips Pipeline Australia Pty Li for installation engineering, transport, installation and relevant activities for the Bayu Undan-Darwin Pipeline.
  In the Onshore construction area in Russia: a turnkey contract awarded to a consortium led by Saipem and including Starstroi, LUKoil-Neftegazstroy and Amec Spie Capag for the construction of an onshore oil and gas pipeline system on the Russian island of Sakhalin in the Ohostk Sea facing eastern Siberia for Sakhalin Energy Investment. The contract covers engineering procurement and construction (EPC) of an 800-kilometer long twin pipeline system connecting the Piltun-Astokhskoye and Lunskoye offshore fields, located north-west of Sakhalin to a gas and oil export terminal located in the southern part of the island. The completion of activities is expected in the second half of 2006.

        In April 2003, after obtaining authorizations from the Indian Authorities, Eni finalized the purchase of IDPE (International Development Process and Engineering), an Indian engineering company located in Chennai, in the Tamil Nadu state, for a total of approximately dollar 3 million. IDPE, a company employing 210 engineers, provides a variety of engineering services for oil and gas projects, namely basic and detailed engineering, procurement services, construction supervision and commissioning assistance. This acquisition allows Saipem to further strengthen its engineering capabilities.

Business areas

Offshore Construction

        Eni intends to consolidate its competitive positioning in the segment of large EPIC/EPC projects for the development of offshore and deep offshore hydrocarbon fields by integrating its technological and operational skills with engineering and project management capabilities acquired on the market (among which Bouygues Offshore, Moss Maritime, Petromarine, Idpe). The demand for these services is expected to increase, given the objective constraints to the expansion of hydrocarbon reserves in conventional environments. The development of deep offshore fields in the future will be performed more and more frequently by means of floating hydrocarbon production systems, among which FPSOs are the most important due to their storage capacity which allows to develop fields remote from transmission infrastructure and to their versatility which allows to relocate vessels on nearby fields thus expanding their useful life. On the other hand the demand for fixed platforms for the development of offshore fields is slowly declining. Eni intends to increase its know-how in both floating oil production and storage systems and in LNG floating production systems that integrate production, storage, transport and regasification of natural gas.

        Eni is engaged in the segment for the design, procurement and installation of fixed platforms, in particular in the segment of ultra heavy lifting, thanks to the technical features of its vessels. It is also engaged in the laying of subsea pipelines and large diameter transmission infrastructure both in conventional and deep offshore.

        Its offshore construction fleet is made up of 25 vessels and 45 robotized vehicles able to perform advanced subsea operations. Among its major vessels are: (i) Saipem 7000, semi-submersible vessel with dynamic positioning system, with 14,000 tonnes of lift capacity (the highest in the world), capable to lay pipelines in ultra-deep waters using the J-lay technique to the maximum depth of 3,000 meters. This vessel has been used to lay the Blue Stream pipeline in the waters of the Black Sea at the record depth of 2,150 meters; (ii) the Castoro 6 semi-submersible vessel, capable of laying pipes in waters up to 1,000 meters deep; (iii) the Saipem 3000 multifunction vessel for the development of hydrocarbon fields, derived from the transformation of the Maxita, provided with a crane capable of lifting over 2,000 tonnes, it is capable of laying flexible and umbilical lines and mooring systems in deep waters with the “reel”, “J” and “S” laying techniques; (iv) the Semac semi-submersible vessel used for large diameter underwater pipe laying; (v) the Saibos FDS for the development of underwater fields in dynamic positioning, provided with cranes lifting up to 600 tonnes and a system for vertical pipe laying to a depth of 2,000 meters.

Offshore Drilling

        Eni provides offshore drilling services to oil companies all over the world and holds relevant market shares in key areas such as West Africa, the Middle East, North Africa and South America (Peru). Its offshore drilling fleet consists of 10 advanced vessels properly equipped for its primary operations and some drilling plants installed on board of fixed offshore platforms. The technical features of its vessels allow Eni to keep significant market positions in the most complex areas of deep and ultra deep waters. One of its most important offshore drilling vessels is the Saipem 10000, designed to explore and develop hydrocarbon reservoirs down to 10,000 meters operating in excess of 3,000 meters of water depth in full dynamic positioning. The ship has a storage capacity of 140 KBBL and can maintain a steady operating position without anchor moorings by means of 6 computerized azimuth thrusters, which offset and correct the effect of wind, waves and current in real time. Capital expenditure for building this ship amounted to about dollar 300 million. The vessel will is operating, also on account of Eni, in ultra deep waters (over 1,000 meters) in West Africa and Brazil.

        Other relevant vessels are Scarabeo 5 and 7, fourth generation semi-submersible rigs able to operate at depths of 1,900 and 1,200 meters of water respectively, and to drill wells at maximum depths of 8,000 meters.

Leased FPSO

        Eni provides to oil companies services for the development of offshore hydrocarbon fields by leasing its fleet of FPSO vessels. The leasing of an FPSO represents an alternative to direct expenditure for oil companies. West Africa is the market with the highest expected growth rates due to the number of development projects announced or started-up by oil companies. Eni’s main vessels are: (i) FPSO Firenze, which, after its conversion into a floating production and storage vessel, has been installed in Eni’s Aquila field, in the Adriatic Sea, and operates at a depth of 850 meters; (ii) FPSO Jamestown, also converted to a floating production and storage vessel, that was installed in the oil fields of Okono and Okpoho operated by Eni with a 100% interest in the deep offshore of Nigeria; (iii) FPSO Mystras, which will substitute the Jamestown in the mentioned fields.

Onshore Construction

        Eni operates in the construction of hydrocarbon treatment plants (separation, stabilization, collection of liquids and treatment of natural gas) and in the installation of large onshore transmission systems (pipelines, pumping and compression stations, terminals). Its main operation areas in the production/transmission area (upstream/midstream) are Central Asia, Africa and the Middle East. Eni intends to consolidate its competitive positioning in this segment by exploiting in particular the opportunities provided by frontier areas, characterized by the lack of infrastructure, where it can leverage on its ability to operate in difficult areas and to manage complex projects. Eni is also capable of providing onshore services complementary to offshore operations, which represents a competitive advantage for the development of projects in areas such as the Caspian Sea.

Onshore Drilling

        Eni operates in this area as main contractor for the major international oil companies.

        Onshore drilling is conducted through 47 facilities located in Italy, Saudi Arabia, North Africa, Nigeria, Kazakhstan, Venezuela and Russia. Some of these facilities can drill to 10,000-meter depths in high pressure and high temperature environments. Eni intends to focus its activities in areas where it has been present for a long time and to search opportunities in areas with proved development prospects such as Central Asia, the Middle East and Russia.

        In onshore drilling Eni developed extremely advanced technologies with a high degree of automation, which allow it to exploit the opportunities provided by the emergence of new logistically demanding remote areas lacking infrastructure that require the ability to operate in extreme environmental conditions.

LNG

        Eni operates in the LNG market following its purchase of Bouygues Offshore which contributed its competence in the area of liquefaction (in particular tanks) and regasification, complementary to the onshore and offshore transmission of natural gas. The markets offering the highest potential are the United States and Europe.

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

        In over forty years of activity, Eni has operated in more than 100 countries, building 70 industrial grassroot complexes, over 1,300 plants (refineries, chemical and petrochemical plants, infrastructure, offshore rigs, marine terminals) and engineering 66,000 kilometers of onshore (for 45,000 kilometers of these it also carried out construction works) and 12,000 kilometers of offshore pipelines, including deep waters and hostile environments.

        Eni intends to consolidate its competitive positioning in the market segment of turn key complex projects requiring a wide and integrated range of services, flexible organization and a continuous development of new technologies. It will therefore stress its role of global contractor based on its distinctive operating skills, the level of services provided and advanced proprietary technologies. It will focus its activity on market segments characterized by high opportunities deriving from expected growth rates such as hydrocarbon production and transmission as well as upgrading of natural gas (treatment, conversion and liquefaction) and of heavy crudes. Projects will be selected in such a way as to guarantee a good balance of profitability and risk profiles. Eni intends to pursue a balance between turn-key contracts and special services (such as conceptual, basic, FEED and PMC). It will also intensify actions for improving efficiency and operating flexibility also through the development of low cost engineering centers, the simplification of corporate structure and the hiring of highly qualified resources.

        Among the most significant orders won in 2003 are:

  in the Middle East: (i) a turnkey contract for the upgrade of the oil production plants of the Bu-Hasa field, 200 kilometers south west of Abu Dhabi (UAE) for ADCO. The project provides for the construction of a GOSP plant (oil, gas and water separation) with a total capacity of 730 KBBL/d including the installation of 4 three-phase separators for 120 KBBL/d, a reinjection system for 150 million cubic meters/day and 120 KBBL/d of water. The plant, expected to be completed in late 2006, is part of the program for increasing production capacity of the Emirate up to 3 mmBBL/d; (ii) in joint venture with the Japanese companies Chiyoda and Mitsui & Co Ltd, a contract for the development of the Ras Laffan project – al Khaleej Gas Project Phase 1 – in Qatar for Exxon Mobil. The project aims at recovering LPG and natural gasoline and includes a complex for the separation, recovery and treatment of natural gas with a capacity of 21 million cubic meters/day. The plant will be completed before the end of 2005 and is part of the program of natural gas production from the enormous offshore natural gas reserves of Qatar; (iii) for Saudi Aramco, a turnkey contract for the upgrading of the Yanbu refinery in Saudi Arabia. The project provides for the construction of catalytic reforming and isomerization plants for the manufacture of lead free gasoline, with a production capacity of 40,000 and 150 KBBL/d respectively. The plants are expected to be completed at the end of 2005 and will allow Saudi Aramco to produce fuels in line with the Government plan for improving air quality;
  in Italy: a gasification complex for Eni’s refinery at Sannazzaro de’Burgondi for the conversion of tar (heavy residue from visbreaker) into syngas, which will feed Eni’s 250 megawatt power station at Ferrera Erbognone (see Gas & Power — Electricity Generation, above). Hydrogen also will be recovered and used for upgrading refinery products;
  in North Africa: an EPC turnkey contract for the construction of a plant for the treatment of gas and the stabilisation of condensates from the offshore Bahr Essalam field at Mellitah, on the Libyan coast for AgipGas BV. The plant, which will have three trains with a total capacity of 6.6 billion cubic meters/year, will include sweetening, dehydration, SRU (sulphur recovery unit) and fractioning of LNG, storage and utilities. This plant and its offsite facilities are integrated with the gas treatment units related to the production of the onshore Wafa field.

Business areas

Plants

        Oil & Gas. Eni is engaged in the segment of plants for hydrocarbon production, natural gas treatment and upgrading, in particular recovery and fractioning of natural gas liquids (NGL) and natural gas liquefaction. Based on the capital expenditure plans announced by oil companies, Eni expects a strong growth in the demand for services from the upstream industry.

        Refining. Eni is engaged in the segment of engineering for primary distillation, reforming, fluid catalytic cracking (FCC) plants and also in the segment of hydroconversion of residues and heavy distillates plants. Eni is developing a new strategically relevant technology called EST (Eni Slurry Technology) aimed at meeting the growing demand for upgrading heavy crudes and converting and using refining residues (See below). Eni is also present in the market for the design and construction of plants for electricity generation in combined cycle from refining residues (IGCC — Integrated Gasification Combined Cycle).

        Chemical Complex. Eni is engaged in the area of plants for the manufacture of synthetic gases (syngas, hydrogen and methanol) and gas-to-chemicals (ethylene and ethane derivatives) and holds a leading position in the design and construction of plants for the production of nitrogen-based fertilizers and oxygenated additives for gasoline, based on proprietary technologies. Eni intends to consolidate its competitive position through the continuous improvement in technologies and know-how in natural gas upgrading.

        Energy and the Environment. Eni is active in the design and construction of combined cycle power stations. In 2003 combined cycle units were started-up for a total capacity of 1,200 megawatts at EniPower’s Ravenna and Ferrera Erbognone power stations. In the field of waste disposal Eni built 10 facilities for the incineration of industrial, noxious and solid urban waste. In particular, Eni holds a new proprietary technology for the total abatement of noxious elements present in fumes from combustion.

Field upstream facilities and pipelines

        Eni is engaged in the segment of design and construction of pipelines for the transmission of hydrocarbons, for collection networks and upstream plants (construction of primary separation plants, gas and water injection systems, compression and pumping stations), the demand for which is expected to grow. Eni has new advanced technologies for the construction of high pressure pipelines in deep waters for long distance transmission of large volumes of natural gas and intends to strengthen its competitive positioning in this area by leveraging its know-how and expertise.

Infrastructure

        Eni is active in the field of design and construction of great infrastructure in Italy. The Italian market for great infrastructure shows interesting prospects after the approval of a 10-year plan for the construction of large infrastructure by the Italian Government. The types of works, their size, the introduction of simpler and faster authorization procedures, the modes of implementation of projects based on their critical variables (time, cost, quality) and the acknowledgement of the role of general contractors are the elements on which Eni bases its efforts to win orders in this area.

        In 1991, Eni’s Oilfield Services and Engineering segment, through its interest in Cepav Uno and Cepav Due consortia, signed two conventions with TAV SpA (“TAV”) to participate in the construction of the high speed railway from Milan to Bologna and from Milan to Verona. Eni holds a majority stake in both Cepav Uno (Eni’s interest 50.36%), in charge of building the track from Milan to Bologna (currently under construction) and Cepav Due (Eni’s interest 52%), in charge of building the track from Milan to Verona (for which arbitration is under way against TAV due to the withdrawal of the concession previously awarded to TAV itself from Ferrovie dello Stato). Within the project for the construction of the tracks for high speed/high capacity trains from Milan to Bologna an addendum to the contract between Cepav Uno (in which Eni holds a 50.36% interest) and TAV SpA was signed in June. Major changes concern the continuation of works, the division of works into five functional stages that are expected to be completed between the spring of 2006 and late 2008, a lump sum payment related to the new 30 changes and the payment of further charges to the consortium. Works completed at the end of 2003 correspond to 40% of the total with an aggregate value of production of euro 1,912 million (of which euro 842 million was expended in 2003).

        Capital expenditure

        See “Item 5 – Liquidity and capital resources – Capital expenditure by segment”.

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

        Starting from January 2003 Eni’s non-core activities have been reorganized as follows:

  Syndial (former EniChem) was included in the “Other Activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);
  the new “Corporate and financial companies” segment was created, which includes Eni Corporate, Eni Servizi Amministrativi and the financial companies formerly included in the “Other Activities” segment.

        Management does not consider Eni’s activities in these areas to be material to its overall operations.

Seasonality

        Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand for which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months.

Research and Development

        Eni promotes technological excellence, based on the exchange of experience, expertise and know-how, as essential factors in competition and economic and industrial sustainability.

        In 2003 Eni consolidated the new model of technological innovation that was outlined in 2002 with the aim of supporting growth and continuing expansion. This entails the integration of R&D skills with industrial applications, focusing innovation efforts on strategic processes capable of generating long-term competitive advantages and advanced performance systems.

        Eni continued the reorganization of its R&D structures by proceeding with the merger of Eurosolare SpA, a company operating in the area of photovoltaic technologies, into EniTecnologie SpA. A similar operation was started with the R&D department of the Exploration & Production division.

        Eni also continued the implementation of its human resources plan, aimed at adjusting available resources and capabilities with the requirements of projects and businesses. An activity of optimization of management processes for technological innovation was started.

        In 2003, Eni invested euro 238 million in research and development (euro 175 million and 203 million in 2002 and 2001, respectively). At December 31, 2003, approximately 1,400 persons were involved in research and development activities (1,390 and 1,500 as of December 31, 2002 and 2001, respectively).

        In 2002 Eni reviewed the role of research and development in the light of the following guidelines: (i) to increase resources devoted to upstream issues; (ii) to allocate more resources to the development of prototypes; (iii) to support qualified laboratory research in order to direct it to long-term radical innovation.

        In accordance with these guidelines, the major turning points achieved have been: (i) the implementation of a new model of innovation which integrates activities aimed at incremental improvement managed by business units with the long-term innovative projects managed by Eni corporate functions by means of a coordination center and the allocation of costs directly to corporate functions for the most innovative projects; (ii) a reorganization of R&D structures aimed at integrating all homogeneous skills and knowledge centers, including the laboratories of the Refining & Marketing division and of Snamprogetti.

        Eni is aware of the key role innovative technologies play in the future development of the hydrocarbon industry. It therefore intends to integrate R&D expertise and its industrial application, focusing on innovative strategic projects capable of creating competitive advantages. Research projects are going to be selected according to a strict evaluation of their return; ongoing projects are going to be monitored in light of the maximization of the value of Eni’s project portfolio. In the next four years Eni intends to significantly increase the resources it deploys in R&D and will focus on lines that can respond to expected market trends in the long to medium term; and in particular on: (i) reduction of mineral risk; (ii) enhanced recovery of hydrocarbons; (iii) optimal management of reserves with high acid gas content (e.g. sulphur); (iv) upgrading of heavy and ultra heavy crudes; (v) high pressure transmission of natural gas; (vi) conversion of natural gas to liquids in order to give value to associated gas or natural gas produced in remote locations; (vii) manufacture of high quality fuels and alternative fuels with better engine and environmental performance; (viii) hydrogen as energy vector.

        Eni intends to search global alliances in order to participate in research projects that have a longer horizon than the four-year plan. Below is a brief description of the main techniques applied or under development.

Hydrocarbon exploration and production

        Innovative technologies for subsoil survey. In order to prepare a geological model of fields as near as possible to reality and therefore to reduce exploration risks and uncertainties related to fields, Eni developed significant industrial applications of highly innovative technologies. In particular, the so called CRS Stack (Common Reflection Surface Stack) is able to process seismic imaging and to obtain information on the “velocity model” with significantly higher results than conventional technologies. This allowed to improve the final seismic image of the Elephant field in Libya. Significant developments derived also from the development and/or application of advanced technologies for modelling and monitoring fields: innovative technologies for studying fractured fields, cross-well seismics, 4D time lapse seismics to monitor the behaviour of producing fields over time.

        Drilling of "avanced wells". Eni developed and applied at industrial level a series of technologies that allow Eni to drill highly complex wells with greater operating efficiency. “Lean profile” drilling, developed and patented by Eni, is applied in deep vertical and deviated wells especially in high pressure and high temperature environments allowing a reduction in time and costs as well as the final environmental impact as it reduces the volume of rock handled. Wells obtained with this technique are high quality and low risk. It basically consists in reducing to a minimum the tolerance between the diameter of wells and their lining columns while keeping the production casing unchanged. The verticality and direction of the hole are guaranteed by innovative tools such as “Vertitrack” (formerly SDD, straight-hole drilling device) and “Autotrack”, developed and applied by Eni in cooperation with Baker-Hughes. Lean drilling was successfully applied both in Italy (Val d’Agri, Trecate) and outside Italy (Tunisia, Algeria, Egypt and Russia) and entailed significant benefits such as higher safety and higher savings of costs and time. The ultra deep HP/HT well recently drilled in Russia represents a world record for this technology with its 6,826 meters of total depth and the use of a 13"3/8 casing at 4,016 meters lowered in a 14"3/4 hole. The application in Val d’Agri is a record lean drilling in highly deviated wells (a 13"3/8 casing in a 14"3/4 hole with inclination up to 60°).

        In deep water drilling Eni’s innovative proprietary technology is the dual casing running which allows for simultaneous drilling of the first two superficial holes of a deep water well, the simultaneous lowering of the superficial casings and the cementing. The application of this technology allows for a significant reduction in time and costs and a perfect verticality of the two casings and the well head.

        Innovative technologies for the treatment of liquids. In the field of transmission and treatment of hydrocarbons Eni developed and applied innovative technologies with particular attention to multi-phase fluids (water, oil and/or gas) in order to optimize production and reduce its environmental impact. In particular, Eni successfully tested at its Cavone oil center a pilot plant for the removal of oil from layer waters which allows it to reduce the residual concentration of hydrocarbons in water to less than 10 ppm, starting from an initial content of 1,000 ppm. The system is based on the use of adsorbing polymers capable first to capture oil particles and then to release them favoring their coalescence and making them easier to separate. The system is currently being engineered in order to make it useable on platforms. Another ongoing project aims at optimizing new design centrifugal systems for the separation of water from oil and for the confirmation of innovative technologies for removing soluble organic compounds.

        Also in the field of multiphase pumping Eni is applying innovative technologies as an alternative to traditional production systems in marginal fields, fields located in frontier areas or difficult areas such as deep waters. The multiphase technology becomes extremely useful, in terms of economic benefits, in offshore applications where the possibility to transport production from the wells over long distances allows to transfer processing activities on existing facilities and infrastructure, thus significantly reducing technical costs for the development of fields. Infield applications of multiphase pumping have been recently installed offshore and onshore in the United Kingdom and Tunisia with other partners in order to obtain a higher recovery of hydrocarbons.

        Management of hydrogen sulphide and sulphur. In 2003 Eni started an important R&D project for the optimal management of reserves with high content of hydrogen sulphide and sulphur. The project aimed at developing innovative technologies and/or advanced processes able to manage the disposal and possible exploitation of high amounts of acid gas and sulphur that are produced with hydrocarbons, while respecting safety and the environment. In particular the study concerns innovative processes for the separation of hydrogen sulphide and its conversion into plain sulphur and the storage and/or use of this sulphur. At the same time, other innovative processes are being studied for the reinjection of hydrogen sulphide into the field and its monitoring.

Eni Slurry Technology

        Eni Slurry Technology (EST) is a strategically relevant technique that is being developed for meeting the growing need for the upgrading of heavy crudes and non conventional crudes (asphalt sands) and for the transformation and enhancement of refining residues. EST is a hydrogenating treatment technique which acts on heavy residues from extra-heavy crudes with high content of polluting substances (sulphur, metals, nitrogen compounds and with high Conradson Carbon Residue — CCR). The strategic interest of upgrading heavy crudes derives from the need felt by the oil industry: (i) to enhance relevant reserves of heavy crudes thus increasing proved reserves without recourse to new exploration expenditure; (ii) to requalify the productive structure of most refineries by turning refining residues into valuable products without building additional capacity; (iii) to reduce the environmental impact of refining by eliminating fuel oil which is turned into valuable products and indirectly contributing to the increase in natural gas demand and to the reduction of carbon dioxide emissions. At present this technology is characterized by: (i) feedstock flexibility; (ii) high quality of finished products; (iii) total conversion of processing residues; (iv) no production of fuel oil and coke. Within the development and the pre-marketing phases, a Commercial Demonstration Plant (CDP) with a 1.2 KBBL/d capacity is nearing completion at Eni’s Taranto refinery and is expected to start operations at the end of 2004.

Transmission: TAP Project

        The TAP Project (High Pressure Transmission) aims at developing reliable technologies for making the transmission via pipeline of relevant amounts of natural gas from production areas to the most promising markets economically viable (gas-to-market). This project was started in May 2003 and is expected to last for three years. Activity is aimed at developing the most advanced long distance, high capacity, high pressure and high grade solutions with relevant targets related to: (i) distances over 3,000 kilometers; (ii) natural gas volumes to be transported of about 20-30 billion cubic meters/year; (iii) pressure equal to or higher than 15 Mpa and (iv) use of high and very high grade steel (e.g. X100). The project phases are: (i) evaluation of the viability of alternative solutions in frontier initiatives; (ii) technological upgrading within the Eni Group and by participating in international R&D projects; (iii) technical-economic evaluation of transport along strategic routes and comparison with LNG solutions; (iv) construction of a portion of a 10-kilometer long pipeline type DN 1200 in X80 steel along an Italian transport route; (v) construction of a portion of pipe DN 1200 in X100 steel operated under high pressure in a testing area in order to evaluate the various design, construction and operation options over time.

Conversion of natural gas into liquids

        At Eni’s Sannazzaro refinery a pilot plant for the conversion of syngas to a mixture of paraffin hydrocarbons (wax) is operating. The aim of the project is to exploit the enormous volumes of natural gas that are not extracted because too far from end markets and of volumes of natural gas associated to oil for which the only option is reinjection into wells, that could negatively affect liquid production. The conversion of gas allows to manufacture of high quality refined products such as naphtha, kerosene and diesel fuel, totally sulphur and aromatic free. This plant produces 20 BBL/d of wax by means of an advanced technology (Fischer-Tropsch) studied in cooperation with the Institut Français du Pétrole (IFP) and EniTecnologie (100% Eni). The project was started in 1996 and allowed for the filing of 44 patents. Along with the completion of the second test phase in the pilot plant (to be completed by the autumn of 2004), which will consolidate the process book of the hydrocarbon synthesis section, the feasibility study for the commercial developments of the project is underway.

        Eni and IFP are also cooperating to the development of a specific hydrocracking process for the conversion of wax into liquid hydrocarbons with maximization of yields of middle distillates (diesel fuel and kerosene).

Innovative fuels: Plus 98

        In July 2003 on IP branded service stations, sales of Plus 98 started. This new high quality gasoline with better performance in terms of efficiency than conventional gasoline has the following major advantages: (i) an octane number (over 98) three points higher than conventional gasoline, which allows a more regular burning, thus optimizing the process of transformation of available energy into mechanical energy; (ii) easier vaporization, i.e. the fuel’s ability to turn from liquid into vapour, which allows Plus 98 to mix faster with air and produce faster combustion, thus increasing the engine’s response; (iii) detergent power: Plus 98 contains a special additive that prevents the formation of deposits in the engine feeding system, in particular in valves, allowing the engine to maintain its performance over time.

        With Plus 98 Eni confirms its constant attention for the quality of its fuels and the optimization of engine performance and its protection.

Hydrogen and Syngas System

        The first phase of the Hydrogen and Syngas System research program was completed in 2003. The project aimed at increasing the utilization rate and the environmental sustainability of fossil energy sources and, based on the indications emerged, a new project was started for the industrial development of a new kind of multi-fuel reforming based on catalytic oxidation with low contact time (SCT-CPO) of various kinds of hydrocarbon feedstocks, in particular low value and marginal feedstocks produced in refineries with high content of polyaromatic and sulphur compounds. If this project is successful, it will be possible to meet the demand for hydrogen required for the hydrotreatment units manufacturing clean fuels at a reasonable cost. This technology will be tested in a pilot plant that will be built at the Centro Ricerche Sud in Milazzo in the spring of 2005.

Technologies for the development of hydrogen as energy vector

        Eni’s interest in this field is aimed at the creation of a portfolio of technologies that may be employed in the production of hydrogen as energy vector from various primary energy sources, also in light of the reduction of emissions of greenhouse gases. Eni confirmed its strategic partnership with Haldor Topsøe, in which it holds a 50% interest. Haldor Topsøe is a Danish company operating in the provision of technologies and the manufacture and sale of catalysts for the chemical, petrochemical and refining industries and in the technologies for the manufacture of hydrogen and synthetic gas. It owns production facilities in Denmark and the United States and operates worldwide employing proprietary technologies, among which the one considered most advanced for “gas to liquids” applications in natural gas reforming plants. Haldor Topsøe is also active in the fuel cell business.

Insurance

        Eni constantly assesses its exposure for the Italian and foreign activities that are mainly covered through the Oil Insurance Limited (“OIL”), a mutual insurance and reinsurance company that provides to its members a broad coverage tailored to the specific requirements of oil and energy companies. Eni makes use of a captive insurance company that covers the risks and implements Eni’s Worldwide Insurance Program re-insured with high quality securities in order to integrate the terms and conditions of the OIL coverage.

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

Environmental Matters

Environmental regulation

        Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials.

        Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken, with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules, like the Decree No. 367 of the Ministry of Environment, published on January 8, 2004, that introduces new quality standards for aquatic environment and dangerous substances. This Decree modifies completely the actual set of rules, because of the imposition of qualitative standards, that can be reached only through considerable investments; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

        Management of waste, toxic waste, packaging and packaging waste is regulated by Legislative Decree No. 22 of February 5, 1997 which refers to three European Directives (91/156/CEE, 91/689/CEE and 94/62/CE) and provides incentives to clean technologies and recycling and reuse of waste. This decree prohibits the uncontrolled disposal of waste underground and in the water and obliges polluting entities to reclaim polluted areas. Whenever it is not possible to identify one person or entity responsible for existing pollution, the owner of the polluted area is expected to pay for its reclamation. This decree became operational with decree No. 471/99 of the Ministry of the Environment, which also defined: (i) limits for the contamination of soils and underground waters; (ii) general guidelines for reclaiming and environmental recovery of polluted areas, and (iii) criteria for the identification of polluted areas of national interest. For the storage of toxic waste, the decree favors techniques avoiding transport of waste and their on-site treatment. Whoever causes, wilfully or accidentally, pollution of an area or actual danger of pollution is expected to react within 48 hours according to the procedure set by the decree. At present Eni is not yet able to evaluate the possible future consequences deriving from the completion of on-going surveys and other possible effects of the application of Decree No. 471/99 of the Ministry of Environment; however there can be no assurance there will not be a material adverse impact on Eni’s results of operations and financial position from the application of that decree. Law 388/00 changed the regulations concerning the reclamation of polluted sites, easing the discipline of crimes related to events prior to Legislative Decree No. 22/97 and imposing the reclamation of sites where industrial activity is ongoing. However, the reclamation is to be carried out provided that it does not involve a significant disruption in operations; reclamation costs can be amortized in ten years.

        In accordance with European guidelines, the protection from water pollution was strengthened with Legislative Decree No. 152/99 as completed by Decree No. 258/00 and by decree No. 367 of the Ministry of Environment. Decree No. 258/00 provides for an integrated protection of water resources by extending control from each discharge place to all the effects of accumulation and interactions of various discharges into one single water course and set quality objectives to be reached within 2008. All discharges require preventive authorization, to be renewed every four years, and must lie below the thresholds set by Regions. To date Eni cannot evaluate the possible impact of the application of Decree No. 152/99 as completed by decree No. 367 of the Ministry of Environment. However, there can be no assurance that there will not be a material adverse impact on Eni’s operations due to measures adopted by local authorities whenever the quality of a certain water source does not comply with set standards due to the industrial activity of all plants located above that water source.

        Law 372/99 will gradually enter into force. This law, which is related to the European Directive 96/61/CE (IPPC — Integrated Pollution Prevention and Control), envisages that industrial installations will apply for an integrated authorization concerning emissions, wastes and water discharges. Before April 2005 the competent authorities should have completed the process of the IPPC authorization. Many of Eni’s plants — refineries, chemical plants, power stations — will have to comply with this law. All the Eni installations are getting ready to request and obtain the IPPC authorization, which will have a 5 years duration, in general, and 8 years for installations registered according to EMAS regulation. In order to secure the extended authorization, some Eni installations have or are in the process of obtaining the EMAS registration.

        As of the year 2003, according to the IPPC Directive, the Member States had to communicate their 2001 national values of emissions into the atmosphere, wastes produced and managed and, finally, discharges into water of some compounds specified in the annexes of the directive relative to EPER (European Pollutant Emission Register). The Directive applies to several Eni plants, so the Eni divisions and/or companies which own these plants, have reported their data to the authority in charge of preparing the Italian national communication.

HSE activity

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

The completion of the restructuring of Eni by divisions entailed a review of the organization of the Health Safety Environment (HSE) management with the aim of harmonizing systems and procedures. In keeping with its established HSE guidelines, Eni set up a model management system which identifies the basic requirements for a homogeneous HSE management of the various business areas, independent of the kind of activities performed or the geopolitical context in which they operate. The model is oriented to continuous improvement and is based on a management cycle including planning, implementation, control and any corrective actions, the review of established objectives and the definition of new ones. An HSE Evaluation System was also set up which includes an audit protocol aimed at checking the existence, completeness, functioning and homogeneity of management systems in the various business areas and, in particular, their consistency with the corporation’s management model.
In 2003 business units started adjusting their management system to the corporate model. Meanwhile Eni’s business units continued to obtain certification of their management systems under the most stringent international standards, in particular those units most exposed to HSE risks. The total certifications (ISO 14000, OHSAS, EMAS, ISM, etc.) obtained in 2003 were 110, of which 20 in the Exploration & Production division, 21 in the Gas & Power division, 30 in the Refining & Marketing division, 15 in the Petrochemical segment, 11 in the Oilfield Services and Engineering segment and 13 in the sector “Other activities”. Business units continued to control compliance of operations with HSE policies and procedures. In 2003, a total of 2,089 HSE and quality audits were performed by internal and independent auditors. Training played a relevant role in the management of safety and environmental issues, with a total of 281,539 hours of HSE training provided to 72,223 participants in 2003.

In 2003, Eni’s estimated operating and capital expenditures in health, safety and environment amounted to euro 926 million. Environmental expenditures amounted to euro 605 million, of which euro 62 million related to air emissions, euro 86 million to water, euro 128 million to waste and euro 205 million to soil and environmental restoration. In addition to operating and capital expenditures, Eni also creates provisions for future environmental remediation. Expenditures against such provisions are normally incurred in subsequent periods and are not included in environmental operating expenditure. Provisions for environmental remediation are made when a clean-up is probable and the amount reasonably determinable. Generally, their timing coincides with the commitment to a formal plan of action or, if earlier, on divestment or closure of inactive sites. In addition, Eni makes provisions against costs expected to be incurred with respect to the abandonment of hydrocarbon-producing assets. In 2003, Eni accrued euro 184 million to the site restoration and abandonment reserve. See “Note 13 to the consolidated financial statements – Reserves for contingencies and other deferred non-current tax liabilities” for more details regarding environmental and site restoration and abandonment reserves.

In the area of health Eni employs a system of constant monitoring, increasing the frequency of checks where risks are higher. In 2003, a total of 101,231 medical check-ups and 335,619 lab tests were performed in the whole Eni Group. With regard to Safety, in 2003 both injury rates showed a marked improvement compared with the values of the previous year. In particular, the injury frequency index (obtained by dividing the number of injuries with more than one day of absence by millions of hours worked) was 3.71 and the severity rate (defined as the ratio of work days lost through injury per thousand hours worked) was 0.09.

Regarding environmental issues, in 2003 the key performance indicators either remained stable or were improved. Since 2002 Eni Refining & Marketing division launched a new product: BluDiesel, a virtually sulphur free diesel fuel which anticipates environmental regulations and ensures better engine performance. This product is currently sold in 1,500 service stations with average sales amounting to 20-25% of total gasoil sales and in some cases peaking at 50%.

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

Further information on objectives and environmental performances of Eni Group companies are included in Eni’s 2003 Report on Health, Safety and the Environment.

Implementation of the Kyoto Protocol

        During 2002 the Kyoto Protocol has been ratified by the EU and also by Italy, with Law N. 120/2002. According to this law, Italy committed itself to reduce greenhouse gas emissions by 6.5% in the period 2008-2012 as compared to 1990 values. Reductions can be achieved both through internal measures and through the so-called flexible mechanisms, which allow to carry out projects in less developed countries (CDM — Clean Development Mechanism) and in industrial countries with transition economies (JI — Joint Implementation) in order to obtain declines in emissions that are equivalent to domestic declines.

        The National Action Plan for the reduction of greenhouse gas emissions 2003-2010, which is now being formulated, provided for the recourse to flexible mechanisms in order to meet the objectives set by the Kyoto Protocol. Eni, thanks to its presence in 70 countries, is an elective partner for carrying out CDM and JI projects thus contributing to the Italian program of greenhouse gas reduction. In December 2003 in Milan the conference of parties to the Kyoto Protocol – COP9 – was held. On that occasion Eni and the Ministry for the Environment signed a voluntary agreement for using flexible mechanisms and promoting CDMs and JIs and contributing to the sustainable development of host countries.

        A significant reduction potential derives from extracting activities outside Italy, that in some cases, given the lack of local market outlets, require the flaring of natural gas associated to oil production. The elimination of flaring and the use of associated gas for the development of local economies allow to achieve sustainable development while reducing greenhouse gas. The validation of such projects as CDM and JI will provide emission credits and facilitate the meeting of the Italian gas emission target. Eni already carried out Zero Gas Flaring projects in Nigeria and Congo while others are underway. Eni endorsed the Global Gas Flaring Reduction Initiative of the World Bank in order to fight for the elimination of obstacles to the completion of gas flaring reduction projects.

        Other relevant initiatives related to the Kyoto Protocol concern the introduction of the European scheme of emission trading in 2005. Most of Eni’s industrial sites are included in this scheme and will be assigned a ceiling of emissions according to a National Allocation Plan. In the first period emissions exceeding the set ceilings will be subject to a fine amounting to euro 40 for each tonne of carbon dioxide. All companies are going to identify and carry out projects for emission reduction.

        Eni introduced a complete, accurate and transparent protocol for the accounting and reporting of greenhouse gas emissions, which is an essential requirement for emission certification. Indeed, accurate reporting will support the strategic management of risks and opportunities related to greenhouse gases, the definition of objectives and the evaluation of progress.

        As a support to its general strategy for a sustainable management of greenhouse gases, Eni continued its programs for the development of natural gas in Italy and outside Italy by means of technologically advanced projects such as the Blue Stream gas pipeline from Russia to Turkey and the Greenstream pipeline from Libya to Sicily. Increased gas availability in Italy will lead to a further expansion of the gas-power integration through high efficiency combined cycles with much lower carbon dioxide emissions than coal and liquid fuels.

        In a medium term perspective work is underway on the separation of carbon dioxide and its permanent storage in geologic reservoirs, a part of the CO2 Capture Project, an international R&D program carried out in conjunction with other oil companies.

Regulation of Eni’s businesses

      Regulation of exploration and production activities

        Eni’s exploration and production activities are conducted in many different countries and are therefore subject to a broad range of legislation and regulations. These cover virtually all aspects of exploration and production activities, including matters such as license acquisition, production rates, royalties, pricing, environmental protection, export, taxes and foreign exchange. The terms and conditions of the leases, licenses and contracts under which these oil and gas interests are held vary from country to country. These leases, licenses and contracts are generally granted by or entered into with a government entity or state company and are sometimes entered into with private property owners. These arrangements usually take the form of licenses or production sharing agreements. See “Regulation of the Italian Hydrocarbons industry” and “Environmental Matters” for a description of the specific aspects of the Italian regulation and of environmental regulation concerning Eni’s exploration and production activities.
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

        The Italian hydrocarbons industry is regulated by a combination of constitutional provisions, statutes, governmental decrees and other regulations that have been enacted and modified from time to time, including legislation enacted to implement EU requirements (collectively, the “Hydrocarbons Laws”).

        In the early 1990s, the Government commenced the gradual liberalization of the Italian hydrocarbons industry by implementing legislation that provided for, among other things, (i) the elimination of price controls on petroleum products, (ii) the abolition of Eni’s right of first refusal with respect to the purchase of natural gas produced offshore Italy, (iii) the implementation of a partial third-party access system for the transportation of domestic natural gas, (iv) the establishment of a system for the updating of on natural gas retail prices and (v) the establishment of a royalty reduction program. Law No. 481 of November 14, 1995 (the “Authority Law”), provided for the establishment of a new regulatory body, known as the Autorità per l’Energia Elettrica e il Gas (the “Authority”), the Italian Public body charged with, among other things, regulatory supervision of electricity activities and natural gas distribution in order to guarantee the promotion of competition and efficiency while providing for an adequate level of service quality. As the latter is concerned, the Authority is mainly responsible for the public service of natural gas distribution through urban networks.

        Decree No. 164, which enacted into Italian Legislation European Directive on Natural Gas 98/30/CE, regulates the Italian natural gas market. Prior to the implementation of Decree No. 164, the Italian natural gas market lacked a legislative framework. See "--Natural Gas".

        Legislative Decree No. 32 of February 11, 1998 (“Decree No. 32”) as amended by Legislative Decree No. 346 of September 8, 1999 and Law Decree No. 383 of October 29, 1999, significantly changed Italian regulation of service stations. In particular, the Decree replaced the process of concessions granted by the Ministry of Industry, regional and local authorities with a license granted by city authorities. See “—Refining and Marketing of Petroleum Products”.

        Legislative Decree No. 443 of October 29, 1999 (“Decree No. 443”) modified Legislative Decree No. 112 of March 31, 1998 (“Decree No. 112”) which attributed to Regions many responsibilities in the field of energy and specifically in the sector of hydrocarbons. Decree No. 443 attributes to the State administrative decisions concerning exploration and production of hydrocarbons in the Italian offshore as well as natural gas storage in fields, whilst administrative decisions concerning exploration and production of hydrocarbons on the Italian mainland are made by the Government in agreement with Regions.

        Exploration and Production

        Exploration Permits and Production Concessions. Pursuant to the Hydrocarbons Laws, all hydrocarbons existing in their natural condition in strata in Italy or beneath its territorial waters (including its continental shelf) are the property of the State. Exploration activities require an exploration permit, while production activities require a production concession, in each case granted by the Ministry of Industry. The initial duration of an exploration permit is six years, with the possibility of obtaining two three-year extensions and an additional one year extension to complete activities underway. Upon each of the three-year extensions, 25% of the area under exploration must be relinquished to the State. The initial duration of a production concession is 20 years, with the possibility of obtaining one ten-year extension and additional five-year extensions.

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

        In 1994, the EU enacted a licensing directive (the “Licensing Directive”), which required member states to enact legislation eliminating, by December 31, 1996, all laws that provided exclusive rights to a single entity in a specific geographic area. Decree No. 625, which was adopted to implement the Licensing Directive, eliminated the exclusivity of Eni’s rights in the Exclusive Area. Decree No. 625 allows Eni to obtain upon application exploration permits and production concessions having effect from January 1, 1997 that would preserve such rights as have vested under the regime of exclusivity (based on the activities that have been carried out or are currently underway).

        Gas & Power
        Natural gas market in Italy

The European Directive on Natural Gas was implemented into Italian legislation through Legislative Decree No. 164 of May 23, 2000 (“Decree No. 164”), effective from June 21, 2000. As concerns natural gas activities carried out by Eni the most relevant aspects of the decree are as follows: (i) starting in 2003 all customers are eligible customers (with access to the natural gas system); (ii) from January 1, 2003 to December 31, 2010 no single operator is allowed to hold a market share higher than 50% of domestic sales to final customers. In addition, no single operator is allowed to supply more than 75% of all natural gas volumes introduced in the domestic transmission network by 2002, decreasing by 2 percentage points per year until it reaches 61%. The two ceilings are calculated net of losses (in the case of sales) and own consumption. A three-year average mechanism is used to evaluate whether volumes introduced in the domestic transmission network or sold to final customers are above set ceilings. Those ceilings are considered exceeded if at the end of the first three-year period, the average of volumes introduced in the domestic transmission network or sold to final customers is higher than the allowed average for that period. In subsequent years, the three-year average is calculated on data of the most recent three years; (iii) imports from the European Union are free, while natural gas imported from outside the European Union is subject to an authorization of the Ministry of Productive Activities. Subjects importing from countries outside the E.U. must secure a certain availability of strategic storage. Such constraints apply also to the import contracts entered into before the coming into effect of Decree No. 164, these contracts are automatically considered authorized since this date; (iv) natural gas transport and dispatching activities are to be carried out by a separate company that is not allowed to carry out any other activity in the natural gas field, with the only exception of storage, for which, however, accounting and operating separation is envisaged. Also distribution, which includes the transport of natural gas by means of local gas pipeline networks for delivery to customers, is to be carried out by a separate company which may not perform other gas related activities. Sale activity to final customers is compatible only with import, export and production activities and is subject to an authorization from the Ministry of Productive Activities. Concessions for the distribution of natural gas will be assigned only through an auction procedure; and (v) tariff criteria and return on capital employed for transport, dispatching, storage, use of LNG terminals and distribution are determined by the Authority. Third parties are allowed to access transport infrastructure on the basis of criteria set by the Authority. As provided for by the decree, a Network Code containing norms and regulations for the operation of and access to infrastructure was prepared by operators on the basis of criteria set by the Authority.
Based on 2002 and 2003 data and management ‘s forecasts, Eni expects to be compliant with both ceilings in the first three-year period.

Natural gas market in Europe

Directive 2003/55/CE

On August 4, 2003, the European Directive 2003/55/CE of the European Parliament and the European Council came into force. It contains common regulations for the internal market of natural gas and repeals Directive 98/30/CE. Member States are to include the directive into their laws by July 1, 2004.

The most relevant aspects of the directive are the following:

–	member States must designate an operator for transmission, distribution and storage systems of natural gas and LNG;

–

where the transmission system operator is part of a vertically integrated undertaking, it shall be independent at least in terms of its legal form, organization and decision making from other activities not relating to transmission. These rules shall not create an obligation to separate the ownership of assets of the transmission system from the vertically integrated undertaking. Unbundling of transmission and distribution from other activities in the field of natural gas was already set in Legislative Decree No. 164/2000, but the Directive provides also for a “functional separation”; i.e. those persons responsible for the management of the transmission system operator may not participate in company structures of the integrated natural gas undertaking responsible, directly or indirectly, for the day-to-day operation of the production, distribution and supply of natural gas;

–

member States shall ensure the implementation of a system of third party access to the transmission and distribution system, LNG facilities, storage facilities and upstream pipeline networks; access to the system is regulated; negotiated access is provided only for storage facilities as an alternative option to regulated access;

–

natural gas undertakings may refuse access to the system: (i) on the basis of lack of capacity; (ii) where the access to the system would prevent them from carrying out their public service obligations; (iii) on the basis of serious economic and financial difficulties with take-or-pay contracts. In the latter case, undertakings can apply for a derogation. Member States or the designated competent authority may decide to grant a derogation, and shall notify the Commission without delay of their decision. When deciding on the derogations, the Member State, or the designated competent authority shall take into account, in particular, the following criteria: (i) the seriousness of the economic and financial difficulties encountered by natural gas undertakings and transmission undertakings or eligible customers; and (ii) the extent to which, when accepting the take-or-pay commitments in question, the undertaking could reasonably have foreseen, that serious difficulties were likely to arise. Serious difficulties shall in any case be deemed not to exist: (i) when the sales of natural gas do not fall below the level of minimum offtake guarantees; (ii) in so far as the relevant gas purchase take-or-pay contract can be adapted; and (iii) when the natural gas undertaking is able to find alternative outlets;

–

application of the rules concerning derogation from third party access. In particular, article 22 provides for an exemption from the general criteria of third party access in the case of major new gas infrastructures and of significant increases of capacity in existing infrastructures. This exemption, aimed at favoring investments in new capacity, will be granted on a case by case basis;

–

opening up of the market: the deadlines for the recognition of eligible customers are longer than those specified in Legislative Decree No. 164/2000, which extended this definition from January 1, 2003 to all customers and are the following: July 1, 2004 for all non-household customers and July 1, 2007 for all customers.

Eni does not expect any major impact on its activity in the natural gas business deriving from the implementation of Directive 2003/55/CE into the Italian body of laws.

Primary distribution

        Prices. Natural gas prices are freely established among buyers and sellers following the liberalization of the natural gas sector introduced by Decree No. 164. Eni applies a multi-choice price structure to its individual customers or groups of customers who are able to choose among various forms of price indexation. This price structure aims at reducing the impact of the volatility of raw material prices due to fluctuations in the prices of energy parameters and in exchange rates by introducing mechanisms that minimize commodity risks. The Authority holds a power of surveillance on this matter.

        Procedure against the Antitrust Authority. On February 5, 2003, Eni filed a claim with the Regional Administrative Court of Lazio in Rome requesting the annulment of the measures taken by the Antitrust Authority, on November 21, 2002, concerning Eni’s alleged violation of competition rules as a result of an investigation commenced at the request of Blugas SpA. The Authority judged that Eni had violated access rules by entering in 2001 into contracts outside Italy with other operators that have imported into Italy the volumes of natural gas exchanged. The Antitrust Authority considers that these contracts infringe the rationale of article 19 of Legislative Decree No. 164/2000 which defines the limits for natural gas volumes to be input by single operators into the national network. Given this infringing behaviour, the lack of clarity of Italian regulations and Eni’s availability to increase the transmission capacity of gaslines outside Italy, the Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit “a report indicating measures to be taken to eliminate infringing behaviours with specific attention to the upgrading of the transmission network or equivalent actions”. On February 19, 2004, Eni filed this report in which the company stated its commitment to increase the level of competition in the national gas market, particularly the upgrading of natural gas import pipelines TAG (Austria) and TTPC (Tunisia), on the condition that construction of LNG terminals would not be commenced in Italy by third parties. With a decision of March 18, 2004, notified on March 26, 2004, the Antitrust Authority considered the measures suggested by Eni in its February 19 report to be not sufficient and therefore set a specific default procedure. On April 26, 2004, Eni suggested integrations to the measures previously proposed and the Authority started a market test to obtain suggestions by other operators on this issue. After the completion of the market test and various meetings with the Authority, on June 18, 2004 Eni presented to the Authority a proposal through which to comply with the requests included in the Authority’s decision of November 21, 2002. The proposal entails the sale of a total of 9.2 billion cubic meters of natural gas at a set price starting in 2004 through 2008 (2.3 billion cubic meters for each year of the four-year period) to be supplied at Tarvisio at the border with Austria (before entering the national transmission network) to be assigned on a pro-rata mechanism. In its decision of June 24, 2004, the Authority judged this proposal adequate to interrupt the effects of the infringing behaviour highlighted in the November 21, 2002 decision. In its June 24, 2004 decision the Authority also extended to October 7, 2004 the deadline for closing the procedure in order to allow Eni to prove the implementation of its proposal.

         Joint official inquiry of the Authority for electricity and gas and the Antitrust Authority. On June 19, 2004 the Authority for electricity and gas and the Antitrust Authority published their findings on the basis of a joint official inquiry regarding the Italian gas market started in March 2003 by with the aim of acquiring elements and information useful to define actions to improve competition. According to both Authorities, the overall level of competition of the Italian natural gas market is unsatisfactory due to the dominant position held by Eni in many phases of the natural gas chain. Specifically, the Authorities state that the vertical integration of Eni in the supply and transport of gas has restricted the development of competition in Italy notwithstanding the antitrust ceilings introduced with Law 164/2000. It is further stated that the overall price of natural gas in Italy (in particular for the industrial sector) is higher that in other European countries. Accordingly, both authorities identified possible measures which in their opinion could enhance the level of competition in the natural gas market, among which the most important are: (i) the construction of new infrastructure for the import of natural gas; (ii) the creation of an independent transmission system operator (TSO) that owns and operates both the national high pressure transport grid and the storage of gas; and (iii) a framework for the assignment to third parties of natural gas volumes or natural gas contracts relating to Eni’s take-or-pay long term natural gas supply contracts. Management believes the institutional debate on the degree of competition in the Italian natural gas market to be an area of attention and cannot exclude negative impacts on Eni’s financial condition or results of operations in future years deriving from the developments of this matter. In particular, the implementation of any of the above measures designed to improve competition in the Italian natural gas market in the future may have a material adverse effect on Eni’s financial condition or results of operations.

Secondary distribution

        With decision No. 237 dated December 28, 2000, the Authority determined tariff criteria for natural gas distribution and supply to non eligible customers as provided for by Decree No. 164. This tariff reform separates distribution from sale activities and links tariffs to costs borne in order to provide safe and efficient services. Tariffs are determined so that annual revenues from natural gas distribution and supply activities to non eligible customers do not exceed the threshold on distribution and sale revenues determined in order to cover operating costs and the remuneration of capital employed and are adjusted according to the price cap method based on parameters and formulas determined by the Authority. From July 2001 tariffs (previously based on type of use—cooking, heating, small enterprises) have been progressively substituted by tariffs varying according to consumption levels and costs. According to Authority decision No. 195/02 dated November 29, 2002 every three months the portion of the tariff which relates to the cost of natural gas is adjusted to international oil, home heating oil and low sulfur fuel oil prices as measured over a nine-month period. With decision No. 87 of July 31, 2003, the Authority for Electricity and Gas changed this tariff regime by also introducing the method of revaluated historical cost for the determination of capital employed for those companies that published audited financial statements starting with fiscal year ended before January 1, 1991 (which includes Italgas), as an alternative to the parameter-based method defined in decision No. 237/2000.

        The Decree of the President of the Council of Ministers of October 31, 2002, conferred to the Authority the powers to: (i) define, calculate and update electricity and gas tariffs also after the opening up of markets to eligible customers with consumption under 200,000 standard cubic meters, in order to ensure a regular and gradual access to the free market by final users that are non eligible customers as well as eligible customers who opt for this regime; (ii) define methods for updating tariffs with reference to variable costs that minimize the impact of inflation by providing for updating schedules adequate to the objective of reducing the effects of energy prices on inflation, but safeguarding the functioning of energy producing companies and the competitiveness of the producing system; and (iii) define criteria for allocating the costs deriving from social support measures, in order to reduce the aggregate net cost of interventions as much as possible and to ensure neutrality in the application of tariffs to the various groups of users. Consistently with this decree, the Authority: (i) with Decision No. 195 of November 29, 2002 changed the methods for periodically updating the tariff components of electricity and natural gas related to the changes in international prices of fuels and raw materials. Such changes concern the schedules update process (from every two months to every three), and the duration of the reference period for the calculation of changes in average international prices as compared to the application quarter (from the preceding six months to the preceding nine months). The invariance threshold, beyond which tariffs are updated, remained at 5%.; and (ii) with Decision No. 207 of December 12, 2002, it decided that companies selling natural gas through local networks can maintain the conditions applied to non eligible customers at December 31, 2002 until the customer accepts a new contract offer. In addition, the Authority decided that these companies can propose their own new contract offers determined according to the criteria established by the Authority, adequately advertising them before March 31, 2003 (such offers must be published on the companies web page, on at least one newspaper of general circulation and on the Official Gazette of their region or autonomous province). The Authority with Decision No. 138 of December 4, 2003, modified by Decision No.27/2004, established the criteria for the determination of conditions of natural gas supply to end customers and distribution tariffs, applicable from January 1, 2004.

        This decision introduces two provisions intended for end customer who were non eligible customers before January 1, 2003 and to end customers that have not exercised their capacity to enter contracts:

–

a reduction in the supply price, by means of a discount in tariff of about 50% of the average reductions registered in the wholesale market starting in 2002 for what concerns the cost of raw materials, net of the storage and transmission components, and 100% of reductions in transmission and storage tariffs registered in tariff adjustments for thermal years 2002-2003 and 2003-2004 and

–

a compensation in favour of distribution areas with high unit costs by means of a discount on the distribution cost covering component. The discount is financed by a slight increase in the variable part of the distribution tariff applied to all distribution areas. This compensation is administered by a governmental agency until September 30, 2006.

        The Decision No. 138/2003 sets at July 31, 2005 the date before which the Authority will control the degree of competition on the market of end customers, in order to decide any cancellation or change of the obligation imposed upon companies selling natural gas by article 1 of Decision No. 207/2002 (entailing the application of the same conditions applied until the customer accepts a new contract offer to all end customers who at December 31, 2002 were not eligible customers and to those that were eligible customers but did not chose to sign new contracts).

Transport

        Transport tariffs. With Decision No. 120 of May 30, 2001, the Authority published the criteria which transport companies have to apply in determining natural gas transport and dispatching tariffs on national and regional transportation networks, as provided for by Decree No. 164. Tariffs are subject to approval by the same Authority, which ensures their compliance with preset criteria.. The new tariff system substituted preceding agreements between Eni and customers of any category. The new tariff system is in force for the first regulatory period including four thermal years and starting on October 1, 2001 (the “thermal year” goes from October 1 to September 30). At the beginning of each calendar year transport companies submit the tariff proposal to the Authority which in turn approves or rejects the proposal of transport companies.

        Criteria established by the Authority provide for a cap on revenues from transport and dispatching activity (“allowed revenues”) which is adjusted annually; those criteria also provide for a separate treatment of revenues on existing assets and on new capital expenditure on expansions and extension of infrastructure. In the first thermal year allowed revenues are calculated as the sum of: (i) operating costs including storage and modulation costs; (ii) amortization and depreciation of transport assets; and (iii) return on net capital employed. Net capital employed is calculated by revaluating historic costs of transport infrastructure (pipelines, compressor stations and other support equipment) on the basis of certain inflationary indexes; resulting amounts are adjusted to take into account the residual useful life of assets (pipelines are estimated to have a useful life of 40 years) and also subtracting State grants. The application of this methodology implies an estimated value of Eni’s transport assets of approximately euro 9.6 billion. This, however, is a valuation for regulatory purposes and should not be read as an indication of the market value of Snam Rete Gas. The rate of return on capital employed set by the Authority is 7.94% (pre-tax). Once established, allowed revenues for the first year are divided into two components: (i) capacity revenues equal to 70% of allowed revenues which are the maximum amount of revenues collectable from the sale of transport capacity to customers; and (ii) commodity revenues equal to 30% of allowed revenues which are the maximum amount of revenues collectable from transported volumes. Starting from the second year these two components are adjusted on a yearly basis to take into account inflation and certain reduction factors (set at 2% and 4.5% for capacity revenues and commodity revenues, respectively); commodity revenues are also adjusted to transported volumes of the current regulatory period. The 2% reduction factor on capacity revenues provides scope for improving results of operations of the transport company if cost reductions exceed the set amount, whereas the 4.5% reduction factor on commodity revenues provides scope for improving results of operations of the transport company if transported volumes grow more than the reduction factor. Allowed revenues can also be increased to reflect costs associated with exceptional events, quality improvement in service and efficient utilization of resources; these increases have yet to be established by the Authority. New capital expenditure in extension and expansion enable transport companies to increase the capacity revenue by a stated percentage in the regulatory period following the period in which new capital expenditure is made. In addition, those capital expenditures give rise to a 6 year fixed increase in allowed commodity revenues. This tariff system will be in force for four years (first regulatory period). At the end of the first regulatory period, all transport cost components will be recalculated and 50% of higher cost reductions with respect to established efficiency improvements will be recognized to transport companies and 50% will be transferred to customers. Once the allowed revenues are established, transport companies define individual tariffs to clients which are based on a charge for the capacity used at the entry location (border, fields, storage sites) and the capacity used at interconnection joint nodes with regional networks (divided into 15 zones) and on a charge for the capacity used at regional level, providing for discounts to those entering the network at less than 15 kilometers from the interconnection point. A further charge (commodity charge) is related to the amounts of gas transported plus an annual fixed charge varying according to the delivery points.

        With Decision No. 71 of June 26, 2003 the Authority approved the tariffs for natural gas transmission on the Italian network for thermal year 2003-2004, that came into force on October 1, 2003.

        Network code With Decision No. 75 of July 1, 2003, the Authority for electricity and gas approved Snam Rete Gas Network Code, which defines rules and regulations for the operation and management of the transmission network. The Network Code, in accordance with Legislative Decree No. 164/2000, is based on the criteria set by the Authority with decision No. 137/2002, aimed at guaranteeing equal access to all customers, maximum impartiality and neutrality in transport and dispatching activities. The Network Code regulates the allocation of transmission capacity, obligations of transporter and customer and the procedures through which customers can sell capacity to other users. The allocation of transport capacity at entry points in the national gasline network (point of interconnection with import gaslines) can be annual or can last up to five thermal years. Entities eligible to request multiannual allocation are parties in multiannual import contracts within the limit of their daily average contract volumes, increased (for thermal year 2003-2004) by a third of the difference with maximum daily contract volumes. Available capacity is allocated to parties in multiannual import contracts containing take or pay clauses signed before August 10, 1998 (date of coming in force of European Directive 98/30/CE), with priority over other customers; if in a thermal year requests for capacity happen to be higher than available capacity, a pro-rata mechanism is applied in compliance with the aforementioned priority.

        Parties in annual or shorter import contracts and parties in multiannual import contracts are eligible to request annual capacity allocation within the limit of maximum daily contract volumes and the difference between maximum daily contract volumes and average daily contract volumes, respectively. Available transport capacity is allocated to parties in annual import contracts and parties in multiannual import contracts with priority; if in a thermal year requests for capacity happens to be higher than available capacity, a pro-rata mechanism is applied in compliance with the aforementioned priority.

        The Network Code introduces into the Italian system the concept of “virtual exchange point”, where network users can make sale and purchase transactions daily. This telematic market (hub), which started to operate on October 1, 2003, is operating on the Snam Rete Gas internet site. From that date Snam Rete Gas manages a secondary market for the exchange of natural gas based on specific procedures that consist in: (i) a computerized platform that allows users to sell and exchange transmission capacity for natural gas input into the national network; (ii) a contract template for accessing the computerized platform; (iii) technical rules for accessing the platform. With decision No. 22 of March 19, 2004, the Authority defined the development phases of the natural gas exchange and asked Eni to prepare an implementation plan for the new rules, that entail changes and extension of the present computerized management system. With the new rules the Authority aims at allowing that: sale and exchange can take place in the same day when the need is felt to sell or purchase natural gas volumes (until now this was possible only with bookings filed 24 hours in advance);and (ii) sale and exchange of capacity at the entry points to the national network are regulated for a minimum duration of one day (at present this was possible only for one month). The Authority’s aim is to create a centralized market based on an official reference price formed within the exchange rather than on prices agreed bilaterally by operators, an automatic meeting point of demand and supply managed independently. See“Item 3 ’– Risk Factors” for a description of the risks associated with Eni natural gas take-or-pay purchase contracts deriving from the implications of the network code rules.

        Law Decree No. 239/2003 (protection against black-outs). Law Decree No. 239/2003, converted with amendments into Law No. 290/2003, contained among other things new provisions for the construction of generation plants and terminals for the regasification of liquefied natural gas, as well as simplified procedures for the authorization of plants for electricity generation, electric mains, pipelines and gaslines. The Decree also prohibits companies operating in the natural gas and electricity industries to hold stakes higher than 20% in the share capital of companies owning and managing national networks for the transmission of natural gas and electricity from July 1, 2007. Following this provision, Eni will have to sell part of its stake in Snam Rete Gas – in which it holds a 50.07% stake – until it reaches the 20% maximum interest allowed. For a discussion of the expected impact of this sale, see "Gas & Power - Transmission, Dispatching and Regasification Assets" above.

        Regional Law No. 2 of March 26, 2002. Under Regional Law of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicilia (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and with the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected its inclusion in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, for the 2002-2003 thermal year with decision No.146/2002 and for the 2003-2004 thermal year with decision No. 71/2003 the Authority published two sets of tariffs: one, in force, that does not take into account the tax, and the second one including it, that will be automatically applied with retroactive effect should the tax be judged legitimate. On September 10, 2002, Snam Rete Gas filed a claim with the Regional Administrative Court of Lombardia requesting the immediate application of tariff including the tax. With the ruling of December 20, 2002, the court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments based on authoritative opinion of legal counsel and the Court ruling Payments effected until November 2002 totaled euro 86.1 million. In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be in contrast with European rules and with the cooperation agreement between the European Economic Community and the Peoples Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with these countries and a distortion in access and competition rules. The Commission requested the Italian Government to present its observations about the argument. With a decision dated January 5, 2004, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is in contrast with European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million already paid in April 2002, to the Sicilia Region. On May 4, 2004, the Sicilia Region repaid the first instalment to Snam Rete Gas. On April 2, 2004 the Sicilia Region presented recourse to the Regional Tax Commission at Palermo. Snam Rete Gas started the necessary actions to obtain reimbursement of fixed tax payments already paid in April 2002 (euro 75,3 million). The Tax Commission of Palermo has yet to render its decision. In any case, Snam Rete Gas will not suffer any adverse financial consequences from the outcome of this dispute: if the tax is considered illegitimate in the court of law, the company will have the right to the restitution of the amounts already paid; whereas, in case the tax is confirmed, Decisions No. 146/2002 and 71/2003 of the Authority already provide for its automatic inclusion in gas tariffs with retroactive effect.

        Electricity generation

        The regulatory framework of electricity generation is contained in Legislative Decree No. 79 of March 16, 1999, which incorporates European Directive 96/92/CE and contains in particular the definition of rules necessary for the electricity market (the so called electric exchange) and for the improvement of the safety of the national electric system.

        New market rules approved with a minister Decree of December 19, 2003 and dispatching rules introduced by Decision No. 168/2003 of the Authority provide for the following:

–	gradual introduction of the electricity exchange from April 1, 2004 and

–	in case of congestion, application of a system of local offers.

        Until the entry into force of the electricity exchange, a transitional system of offers of sale (STOVE) was introduced by decision No. 67/2003 in force from July 1, 2003 for the supply of electricity to customers on the regulated market.

        After recent black-outs a few measures were taken to increase safety and functioning of the electricity sector and to promote the construction of interconnection lines with other countries.

        Legislative Decree No. 379 of December 19, 2003, introduces the remuneration of electricity generation capacity in order to guarantee that domestic demand is met with the required reserve margins. The remuneration mechanisms will be defined in 2004. For that year remuneration will be effected by subdividing among the eligible producers the present tariff revenues destined to reserve charges.

        Law No. 57 of March 5, 2001, stated that after 90 days from the sale by Enel of at least 15,000 megawatts of production capacity, any customer with consumption higher than 100,000 kilowatthour in the preceding year becomes an eligible customer. Thus from April 29, 2003, the annual consumption required to access the free market became much lower than the preceding limit of 9 million kilowatthour. The free market then went from about 35% to about 47% of total sales and, if Draft Law A.S.2421 presently under discussion at the Parliament is approved, the eligibility limit will be further lowered to 50,000 kilowatthour.

        On January 30, 2004, the Authority disseminated a consultation document on the monitoring of the electric market and the control of market power. This document suggests, among other things, the definition of indices that the Authority will use to monitor the market and of transitional measures for 2004 influencing the formation of prices (definition of a ceiling price and a bid cap).

        Storage of natural gas

        The right to store natural gas in depleted fields in Italy is exercised pursuant to concessions granted by the Ministry of Productive Activites (formerly Ministry of Industry). Before Decree No. 164 came into force, only entities already holding a concession to exploit a hydrocarbon deposit were entitled to receive a concession to store natural gas, which is granted by the Ministry of Productive Activities. The initial duration of a concession is 20 years, with the possibility of obtaining ten-year extensions. After the expiration of a concession, new storage or production concessions on the same field may be granted through competitive auctions. Pursuant to Decree No. 625, unused storage capacity can be made available to third parties, subject to the approval of the Ministry, on a negotiated basis. Until December 31, 1996, Eni had the exclusive right to store natural gas in depleted fields in the Exclusive Area. Decree No. 625 eliminated this exclusive right, while granting Eni the right to obtain upon application storage concessions effective from January 1, 1997 that would preserve the rights vested with Eni during the regime of exclusivity (based on current storage activities or certain statutory conditions). Eni obtained the ten storage concessions which it had applied for.

        The most important aspects of Decree No. 164 concerning production and storage activities performed by Eni are the following: (i) it favors the development of domestic natural gas reserves; (ii) storage are to be carried out by a separate company not operating in other gas activities (such as Stoccaggi Gas Italia SpA) or by companies which only engage in transmission and dispatching, provided the accounts of these two activities are clearly separated from the accounts of storage. Existing storage concessions are subject to the Decree. Their original term was confirmed and includes relevant production concessions: (iii) the need for strategic storage in Italy is defined explicitly; the burden of strategic storage is imposed upon companies importing from non-EU countries, which have to provide a strategic storage capacity in Italy corresponding to 10% of the amount of natural gas imported each year; (iv) holders of storage concessions are required to provide storage capacity for domestic production, for strategic use and for modulation to eligible users without discriminations, where technically and economically viable; (v) modulation storage costs are charged to shippers which have to provide modulation services adequate to the requirements of final customers; (vi) storage tariffs criteria are determined by the Authority in order to ensure a proper return on capital employed, taking into account the typical risk inherent in upstream activities as well as volumes stored for ensuring peak supplies and provides incentives to capital expenditure for the upgrading of the system; (vii) in the transitional period until the publication of the Authority’s decision, storage companies determine and publish their own tariffs, and (viii) the Authority has to establish the criteria and priority of access most storage operators have to include in their storage codes.

        In compliance with the provisions of article 21 of Decree No. 164/2000, on October 21, 2001 all storage activities carried out within the Eni Group were conferred to Stoccaggi Gas Italia SpA, which holds ten storage concessions.

        With decision No. 26 dated February 27, 2002, the Authority determined tariff criteria for natural gas storage for the first regulated period (from April 1, 2002 to March 31, 2006). The Authority determined criteria on the basis of the costs of the service, plus a weighted average pre-tax rate of return of 8.33%. Tariffs are adjusted through a price cap mechanism that takes into account inflation and a productivity recovery of 2.75% per year. The tariff structure for modulation consists of two fixed elements, one based on the annual capacity used (space occupied in the reservoir) and one based on maximum output capacity demand for one day in the year, as well as a variable element calculated on the basis of the quantities entering and leaving the field. On the basis of these criteria on March 18, 2002, Stoccaggi Gas Italia SpA presented its suggested tariffs for cyclical modulation, upstream and strategic storage services for the first regulatory period. The Authority rejected Stoccaggi Gas Italia proposal and set storage tariffs for the first regulatory period with decision No. 49 of March 26, 2002. In 2002, Stoccaggi Gas Italia appealed against both Authority decisions to the Regional Administrative Court of Lombardia in order to obtain their cancellation . The Regional Administrative Court of Lombardia repealed Stoccaggi Gas Italia’s appeal with decision of September 29, 2003. Stoccaggi Gas Italia appealed to the Council of State against this decision on February 3, 2004. Pending the proceeding, Stoccaggi Gas Italia is currently applying the tariffs set by the Authority.

        Decree No. 625, as amended by Decree 164, provides for the holders of storage concessions to keep storage capacity available for upstream, strategic and modulation storage functions for the national natural gas system.

        In implementation of Decree 164, the Decree of the Minister of Productive Activities of September 26, 2001 defined the criteria for the determination and use of strategic storage. The utilization of natural gas volumes held under strategic storage becomes mandatory in case of interruption or reduction of imports from non-EU countries due to technical and unpredictable causes, in case of emergency on the national gas network, in case of winters colder than those expected by the Authority in its periodic statements concerning the determination of modulation obligations for seasonal consumption peaks.

        On March 14, 2002, the Authority issued a consultation document containing criteria relating to the storage code that storage companies have to propose. The consultation document, among other things, suggests: (i) a preference order in assigning storage capacity which favours natural gas transport companies, natural gas distribution companies as defined by Decree No. 164 article 18, eligible customers and other natural gas companies of members States of the European Union and non-members; (ii) mechanisms to assign scarce storage capacity (competitive bid, pro quota or first come first served); and (iii) contents of the storage code, among which access criteria to storage services and criteria of utilization of storage service.

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

        Service Stations. Decree No. 32 of February 11, 1998, as amended by Legislative Decree No. 348 of September 8, 1999 and Law Decree No. 383 of October 29, 1999, significantly changed Italian regulation of service stations. The Decree replaces the system of concessions granted by the Ministry of Industry, regional and local authorities with an authorization granted by city authorities. Legislative Decree No. 112/98 confers the power to grant concessions for the construction and operation of service stations on highways to Regions. Decree No. 32 also requires that contracts between license holders and service station operators have a duration of not less than six years and be drafted in accordance with arrangements agreed by the relevant trade group of license holders and the union representatives for the service station operators. Decree No. 32 also provides for: (i) the testing of compatibility of existing service stations with local planning and environmental regulations and with those concerning traffic safety to be performed by city authorities; (ii) upon the closure of at least 7,000 service stations, the option to extend by 50% the opening hours (currently 52 hours per week) and a generally increased flexibility in scheduling opening hours; (iii) simplification of regulations concerning the sale of non-oil products and the permission to perform simple maintenance and repair operations at service stations; (iv) establishment of a fund for the restructuring of the sales network, in part financed through a contribution, in the 1998-2000 period. In 2002 the fund received new financings: the decree of the Minister of Productive Activities of August 7, 2003, implementing Law No. 237 of December 12, 2002, defined the amount of euro 0.0003 and euro 0.0001 for each liter of automotive fuel (gasoline, diesel fuel and LPG) sold in 2002 in the ordinary distribution network to be paid by authorization holders and service station managers, respectively. The latest payment date was set at December 31, 2003; (v) the opening up of the logistics segment by permitting third party access to unused storage capacity for petroleum products; and (vi) measures designed to increase competition on the market for LPG for residential, industrial and agricultural users. With the goal of renewing the Italian distribution network, Law no 57/2001 provides that the Ministry for Productive Activities is to prepare guidelines for the modernization of the network, and the Regions shall follow those guidelines in the preparation of regional plans. The Decree was issued on October 31, 2001 and established the criteria for the closing down of incompatible stations, the approval of the plan, the renewal of the network, the opening up of new stations and the regulations of the operations of service stations on matters such as automation, working hours and non oil activities.

        Petroleum Product Prices. Petroleum product prices were completely deregulated in May 1994 and are now freely established by operators. Oil and gas companies periodically report their recommended prices to the Ministry of Productive Activities and service station operators, and such recommendations are considered by service station operators in establishing retail prices for petroleum products. With Ministerial Decree dated February 16, 2000, an entity was established that supports the Ministry of Productive Activities in monitoring trends in domestic and international prices of oil and oil products. Furthermore, in order to avoid initiatives inhibiting competition, Law No. 57/2001 provides the compliance with EU Regulation No. 2790/1999 concerning “vertical agreements” on economic relations between operators in this area. Management believes that these developments will not have any significant impact on Eni’s operations.

        Compulsory Stocks. Compulsory stocks imposed by the Ministry of Productive Activity, in line with the European Directive 98/1993, must be at least equal to the quantities required by 90 days of consumption (net of oil products obtained by domestically produced oil). In order to satisfy the agreement with the International Energy Agency (Law No. 883/1977), the Legislative Decree of January 31, 2001, No. 22 (implementing EU directive 98/93/CE which regulates the obligation of member states to keep a minimum amount of stocks of crude oil and/or petroleum products) increased the level of compulsory stocks by 10% (this level is to be reached in four years). Legislative Decree No. 22/2001 states that compulsory stocks are determined each year by a decree of the Minister of Productive Activities, defining also the coefficients necessary to determine the breakdown of amounts among the subjects required to keep the stocks.

        Decree No. 32 of February 11, 1998 established an entity responsible for the maintenance and management of this compulsory reserve whose main tasks are to: (i) distribute stocks on the national territory according to available storage sites and consumption levels; (ii) meet the demand for refined products in case of crisis; (iii) guarantee storage volumes to operators; and (iv) record demand for refined products in the various areas of Italy. The Agency has been created on June 14, 2001; its by-laws had been approved with a Ministerial Decree of January 29, 2001 and its operating regulation has been approved on May 20, 2003 by the general meeting of the genecy’s members. The Minister of Productive Activities with a decree dated January 7, 2003, defined the parameters for determining the available capacity of storage and transmission of mineral oils.

In 2003 Eni owned on average 7.1 million tons of oil products inventories, of which 5.1 million relating to “compulsory stocks” as required by Italian law. The balance is composed of oil products which cannot be used to meet compulsory stock requirements; in particular 0.7 million tons related to operating inventories (oil products contained in facilities and pipelines), 1 million related to oil products contained in ships and 0.3 million related to specialty products.

        Eni’s compulsory stocks are in general composed of oil (34%), distillates (61%) and fuel oil (5%). They are located throughout the Italian territory in both refineries (75%) and storage sites (25%).

        Eni also held natural gas for strategic reserve purposes in its storage business, as established by Legislative Decree No. 164 of May 23, 2000. The strategic reserves of gas are defined as “stock destined to meet situations of deficit/decrease of supply or crisis of the gas system”. The Ministry of Productive Activities determines quantities and usage criteria of such reserves. As of December 31, 2003 Eni held approximately 180 billion standard cubic feet of strategic reserves of natural gas.

        Competition

        Like all Italian companies, Eni is subject to Italian and EU competition rules. EU competition rules are set forth in Articles 81 and 82 of the Treaty of Rome as amended by the Treaty of Amsterdam dated October 2, 1997 and entered into force on May 1, 1999 (“Article 81” and “Article 82”, respectively being the result of the new denomination of former Articles 85 and 86) and EU Merger Control Regulation No. 4064 of 1989 (“EU Regulation 4064”). Article 81 prohibits collusion among competitors that may affect trade among member states and that has the object or effect of restricting competition within the EU. Article 82 prohibits any abuse of a dominant position within a substantial part of the EU that may affect trade among member states. EU Regulation 4064 sets certain limits for cross-border transactions, above which enforcement authority rests with the European Commission and below which enforcement is carried out by national competition authorities, such as the Antitrust Authority in the case of Italy. On May 1, 2004, a new regulation of the European Council came into force (No. 1/2003) which substitutes regulation No. 17/1962 on the implementation of the rules on competition laid down in Articles 81 and 82 of the Treaty. In order to simplify the procedures required of undertakings in case of concentration, the new regulation substitutes the obligation to inform the Commission with a declaration that such concentration does not infringe the Treaty. In addition, the burden of proving an infringement of Article 81(1) or of Article 82 of the Treaty shall rest on the party or the authority alleging the infringement. The undertaking or association of undertakings claiming the benefit of Article 81(3) of the Treaty shall bear the burden of proving that the conditions of that paragraph are fulfilled. The regulation defines the functions of Authorities guaranteeing competition in Member States and the powers of the Commission and of national courts. The competition authorities of the Member States shall have the power to apply Articles 81 and 82 of the Treaty in individual cases. For this purpose, acting on their own initiative or on a complaint, they may take the following decisions:

–	requiring that an infringement be brought to an end,

–	ordering interim measures,

–	accepting commitments,

–	imposing fines, periodic penalty payments or any other penalty provided for in their national law.

National courts shall have the power to apply Articles 81 and 82 of the Treaty. Where the Commission, acting on a complaint or on its own initiative, finds that there is an infringement of Article 81 or of Article 82 of the Treaty, it may: (i) require the undertakings and associations of undertakings concerned to bring such infringement to an end; (ii) order interim measures; (iii) make commitments offered by undertakings to meet the concerns expressed to them by the Commission binding on the undertakings; (iv) find that Article 81 and 82 of the Treaty are not applicable to an agreement for reasons of Community public interest.

        Eni is also subject to the competition rules established by the Agreement on the European Economic Area (the “EEA Agreement”), which are analogous to the competition rules of the Treaty of Rome and apply to competition in the European Economic Area (which consists of the EU and Norway, Iceland and Liechtenstein). These competition rules are enforced by the European Commission and the European Free Trade Area Surveillance Authority.

        In addition, Eni’s activities are subject to Law No. 287 of October 10, 1990 (the “Antitrust Law”). In accordance with the EU competition rules, the Antitrust Law prohibits collusion among competitors that restricts competition within Italy and prohibits any abuse of a dominant position within the Italian market or a significant part thereof. However, the Antitrust Authority may exempt for a limited period agreements among companies that otherwise would be prohibited by the Antitrust Law if such agreements have the effect of improving market conditions and ultimately result in a benefit for consumers. The Antitrust Authority has intervened on the basis of the Antitrust Law in several instances, particularly in order to prohibit the imposition of discriminatory tariffs in the telecommunications, railway and air transport sectors, among others.

Property, Plant and Equipment

        Eni has freehold and leasehold interests in real estate in numerous countries throughout the world, but no one individual property is material to Eni as a whole. See “Exploration & Production” above for a description of Eni’s reserves and sources of crude oil and natural gas.

Organizational Structure

        The significant subsidiaries, associated undertakings and joint ventures of the Eni Group controlled directly or indirectly by Eni at December 31, 2003 and included in the scope of consolidation as well as Eni’s percentage of equity capital or joint venture interest (rounded to the nearest whole number) are set forth in the table below. The principal country of operation is generally indicated by the company’s country of incorporation or by its name.

Company/Undertaking	Country of Incorporation	%
Exploration & Production
Eni Algeria Production BV	Netherlands	100
Eni Angola Production BV	Netherlands	100
Agip Azerbaijan BV	Netherlands	100
Agip Caspian Sea BV	Netherlands	100
Eni Congo SA	Netherlands	100
Eni Exploration BV	Netherlands	100
Eni Iran BV	Netherlands	100
Agip Karachaganak BV	Netherlands	100
Eni Lasmo Plc	United Kingdom	100
Eni North Africa BV	Netherlands	100
Eni ANS Ltd.	United Kingdom	100
Agip Oil Ecuador BV	Netherlands	100
Eni Petroleum Co Inc.	USA	100
Eni UK Ltd.	United Kingdom	100
Eni AOG Ltd.	United Kingdom	100
Ieoc Production BV	Netherlands	100
Lukagip NV	Netherlands	50
Nigerian Agip Oil Co Ltd.	Nigeria	100
Eni Norge A/S	Norway	100

Gas & Power
Greenstream SpA	Italy	75
Snam Rete Gas SpA	Italy	50(1)
Società Italiana per il Gas pA	Italy	100
Adriaplin Doo	Slovenia	51
Distribuidora de Gas Cuyana SA	Argentina	46
Gas Brasiliano Distribuidora SA	Brazil	100
Inversora de Gas Cuyana SA	Argentina	76
Tigaz Rt Tiszantuli Gazszolgaltato Rèszvenytàrsasàg	Ungheria	50
EniPower SpA	Italy	100

(1)As of April 1, 2004

Refining & Marketing
AgipRete SpA	Italy	100
Agipfuel SpA	Italy	100
Ecofuel SpA	Italy	100
Eni Portugal Investment SpA	Italy	100
Agip Deutschland GmbH	Germany	100
Agip Do Brasil SA	Brazil	100
Agip Ecuador SA	Ecuador	100
Agip Espana SA	Spain	100
Agip Française SA	France	100
American Agip Co Inc.	USA	100
Italiana Petroli SpA	Italy	100

Petrochemicals
Polimeri Europa SpA	Italy	100
Dunastyr Polystyrene Manufacturing Company Ltd.	Hungary	100
Polimeri Europa Americas Inc	USA	100
Polimeri Europa Benelux SA	Belgium	100
Polimeri Europa Elastomères France SA	France	100
Polimeri Europa France Snc	France	100
Polimeru Europa Handelsgesellschaft mbH	Germany	100
Polimeri Europa UK Ltd.	United Kingdom	100
Oilfield Services Construction and Engineering
Saipem SpA	Italy	43
Snamprogetti SpA	Italy	100
Consorzio Eni per l’Alta Velocità - Cepav Uno	Italy	50
European Marine Contractors Ltd.	United Kingdom	75
Saipem SA	France	43

Other Activities
Syndial SpA	Italy	100
EniData SpA	Italy	100
EniTecnologie SpA	Italy	100
Sieco SpA	Italy	91
Tecnomare SpA	Italy	57

Corporate and financial companies
Eni International BV	Netherlands	100
Eni Coordination Center SA	Belgium	100
Società Finanziaria Eni SpA—Enifin	Italy	100
Società Finanziamenti Idrocarburi - Sofid-Spa	Italy	100

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The information in this item should be read together with the Key Information presented in Item 3 and the Consolidated Financial Statements and related Notes thereto included in Item 18.

        Executive Summary

        In 2003 Eni’s net income amounted to euro 5.6 billion with an increase of nearly euro one billion over 2002 (up 21.6%). Operating income increased by euro 1,015 million, or 11.9%. Despite significant capital expenditures and investments of euro 13.1 billion (up 38.7% over 2002), leverage1 was 0.48 (0.39 in 2002). The trends in the principal market indicators contributed to the improved results; however, the effects of the average increase in oil prices (Brent was up 3.9 dollars/barrel) and of the higher average European refining margins (up 1.9 dollars/barrel) were partly offset by the almost 20% slide of the dollar against the euro (the average Brent price in euro declined by 3.4%).

        The year 2003 was marked by the war in Iraq, while the effects of uncertainties relating to the war were already visible in 2002. In 2003 the price of oil peaked to above 35 dollars/barrel. The progressive weakening of the dollar created concern in Europe for its effects on the competitivity of exports and growth, adding a further element of volatility to the economic and energy scenario. In the context of such tension and uncertainty, Eni succeeded in meeting its growth targets.

        In the Exploration & Production segment, hydrocarbon production amounted to 1,562 KBOE/d, with a 90 KBOE/d increase, up 6.1% over 2002. Proved hydrocarbon reserves at December 31, 2003 amounted to 7,272 mmBOE, increasing by 242 mmBOE over 2002. The reserve life index at December 31, 2003 was 12.7 years (13.2 in 2002). The most important new reserves booked in 2003 concerned the Kashagan structure in the Kazakh offshore, which confirms the relevant mineral potential of the area operated by Eni, Block 15 (Eni’s interest 20%) in the deep waters of Angola, the North Sea, the Gulf of Mexico, Indonesia and the Algerian desert.

        In the Gas & Power segment, sales of natural gas in primary distribution amounted to 65.1 billion cubic meters, with a 4.7 billion cubic meters increase over 2002 (up 7.7%). In power generation, the first 390 megawatt unit of the Ferrera Erbognone power station began production at the end of the 2003.

        In the Refining & Marketing segment, Eni continued the upgrading process of its refining system. In retail marketing Eni continued the requalification and strategic repositioning of its distribution network aimed at seizing the opportunities deriving from changes in consumers’ preferences. In retail markets in the rest of Europe, Eni’s selective development showed its first results with increasing sales and a consolidation of market share in target areas.

        Capital expenditure amounted to euro 8.8 billion and investments to 4.3 billion. The most relevant expenditures concerned large projects relating to long-term growth and the sustainability of Eni’s businesses. Investments concerned primarily the Italgas tender offer (euro 2.6 billion), the purchase of Fortum Petroleum, an upstream company operating in Norway (euro 0.9 billion), and the purchase of 50% of Union Fenosa Gas (euro 0.4 billion).

        Margin(2)

        Margin: The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemicals products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

___________________________
1	For a discussion of leverage and a reconciliation with the most directly comparable GAAP financial measure, see “Liquidity and capital resources – Financial conditions below”.
2	This definition applies to the term margin whenever used in this section.

Trading environment	Year ended December 31,
	2001	2002	2003
Average price of Brent dated crude oil (1)	24.46	24.98	28.84
Average price in euro of Brent dated crude oil	27.30	26.41	25.50
Average EUR/USD exchange rate (2)	0.896	0.946	1.131
Average European refining margin (3)	1.97	0.80	2.65
EURIBOR—three-month euro rate %	4.3	3.3	2.3

(1)	In U.S. dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: European Central Bank.
(3)	In U.S. dollars per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

        Eni’s results of operations and the year-to-year comparability of its financial results are affected by a number of external factors which exist in the industry environment, including changes in oil, natural gas and refined products prices, industry-wide movements in refining and petrochemical margins and fluctuations in exchange rates and interest rates. Changes in weather conditions from year to year can influence demand for natural gas and some petroleum products, thus affecting results of operations of the natural gas business and, to a lesser extent, of the refining and marketing business. See ‘‘Item 3. Risk Factors.’’ The trading environment was mixed in 2003. The favourable impact of higher hydrocarbon prices and refining margins over 2002 was offset by the depreciation of the U.S. dollar versus the euro. Actual oil prices when expressed in euro terms declined slightly over 2002. Natural gas demand in Italy increased by approximately nine percent point over 2002 driven by strong growth in the thermoelectric segment. Natural gas margins in Italy improved due to favourable trading conditions, related in particular to the impact of the U.S. dollar depreciation versus the euro, whose effects were partly offset by increasing competitive pressure in the domestic natural gas market and by the change in sale mix due to compliance with regulatory thresholds provided for by Legislative Decree no. 164/2000 (see “Item 3 - Risk Factors”). In 2003 refining margins rebounded sharply to more normal industry levels as compared to the particularly depressed levels registered in year 2002 which reflected a weak demand for refined products due to weak worldwide economic conditions. Margins on distribution of refined products in Europe benefited from higher levels of efficiency of distribution networks. Petrochemical product margins suffered from the weak economic environment in Europe and overcapacity and came under pressure as increase in the purchase costs of certain monomers could not be transferred entirely onto final prices of polymers.

Key consolidated financial data

(million euro)		2001	2002	2003
Net sales from operations		49,272	47,922	51,487
Operating income		10,313	8,502	9,517
Net income		7,751	4,593	5,585
Net cash provided by operating activities		8,084	10,578	10,827
Capital expenditure		6,606	8,048	8,802
Investments(1)		4,664	1,366	4,255
Shareholders’ equity including minority interest		29,189	28,351	28,318
Net borrowings(2)		9,888	11,141	13,543
Net income per share	(euro per share)	1.98	1.20	1.48
Dividend per share	(euro per share)	0.750	0.750	0.750
Net borrowings to total shareholders’ equity
ratio including minority interests (leverage)(2)		0.35	0.39	0.48

(1)

This item refers mainly to the acquisition of net equity of other companies and acquired net borrowings. In 2003 it includes also the outlay for the tender offer for Italgas shares (euro 2,569 million).

(2)

For a discussion of the usefulness of and a reconciliation of these non-GAAP financial measures with the most directly comparable GAAP financial measures see “Liquidity and capital resources – Financial conditions” below.

Critical Accounting Estimates

        The consolidated financial statements of Eni and the related Notes have been prepared in accordance with Eni Group accounting policies which are in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (C.N.D.C.R.) or, in the absence thereof and if applicable, the International Accounting Standards Board (I.A.S.B.). In the absence of indications in said principles, specific criteria for hydrocarbon exploration and production applied internationally have been followed (collectively “Italian GAAP”).

        Italian GAAP vary in certain significant respects from generally accepted accounting principles applied in the United States. For a summary of the significant differences between Italian accounting principles and U.S. GAAP that are relevant to Eni, see “Summary of Differences Between Italian accounting principles and U.S. GAAP” below and Notes No. 27, 28 and 29 to the Consolidated Financial Statements. Note No. 29 to the Consolidated Financial Statements provides certain additional disclosures required under U.S. GAAP.

        The preparation of these financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. We have summarized below our accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the consolidated financial statements. In particular, the accounting methods and policies based on these assumptions and estimates affect the recognition of assets and liabilities in the balance sheet and revenues and expenses in the income statement, as well as net income, stockholders equity and various financial statements ratios. However cash flows and liquidity are not affected by such accounting policies and estimates.

        Oil and Gas Activities

        Costs associated with the acquisition of mineral rights, including reserves purchased in connection with such acquisition, are capitalized. Mineral rights can also include exploration permits, among other items. Mineral rights are amortized on a straight-line basis over the expected period of benefit. Capitalized costs associated with proved reserves are amortized on a Unit-of-Production (UOP) basis, while capitalized acquisition costs related to all other reserves are not amortized until classified as proved. Capitalized costs related to abandoned drilling programs are expensed.

        Costs associated with exploratory activities for oil and gas producing properties are expensed as incurred for financial reporting purposes.

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

        Engineering estimates of the Company’s oil and gas reserves are inherently uncertain; the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves include: (i) developed proved reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling and facilities. Proved reserves do not include probable or possible reserves. See also “Item 3 – Risk factors – Uncertainties in estimates of oil and natural gas reserves”.

        Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition changes in oil and natural gas prices could have an effect on the value of Eni’s proved reserves. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recorded.

        Despite the inherent imprecision in these engineering estimates, estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the year and proved developed reserves existing at the year-end increased by the amounts extracted during the year. Therefore, assuming all other variables are held constant, an increase in estimated proved reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved reserves increases depreciation, depletion and amortization expense. The UOP rate is then applied to the costs capitalized.

        Also, estimated proved reserves are used to calculate future cash flows from oil and gas operations properties, which serve as an indicator in determining whether a property impairment is to be carried out or not. The larger the volumes of estimated reserves, the less likely the property is impaired.

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

        Asset Retirement Obligations

        Eni has significant obligations to remove tangible equipment and restore land or seabed once operations are terminated. Removal and restoration obligations are primarily associated with plugging and abandoning wells and removal and disposal of offshore oil and gas platforms around the world. The estimated undiscounted costs, net of salvage value, of dismantling and removing these facilities are accrued over the productive life of the asset. Estimating the future asset removal costs is difficult and requires management to make estimates and judgements because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. Future changes in asset removal technologies and costs as well as political, environmental, safety and public relation considerations could have a material impact of financial statements.

        Business Acquisitions

Accounting for the acquisition of a business requires the allocation of the purchase price to various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving property, plant and equipment and identifiable intangible assets. We use all available information to make these fair value determinations and, for major business acquisitions, typically engage an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets.

        Goodwill

Eni capitalizes goodwill and amortizes it over its useful economic life, which is not to exceed 20 years from the date of acquisition. The assessment of useful economic life involves management making judgments and assumptions over the nature of the acquired business, the economic environment in which it operates, and the period of time over which the value of the business is expected to exceed the value of assets. Different assumptions and judgments may lead to a different amortization charge being recognized in income during the period.

        Environmental Liabilities

        Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, productions and other activities, including legislation that implements international conventions or protocols. See also “Item 4 – Environmental Matters”.

        Environmental expenditures are made in order to prevent, reduce, repair or control the environmental impact of production activities. Reserves for environmental contingencies are established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

        Although management, considering the actions already taken, the insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect upon Eni’s results of operations and financial position as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s results of operations and financial position due to: (i) the possibility of as yet unknown contamination; (ii) the results of ongoing surveys; (iii) the possible effect of future environmental legislations and rules; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty in determining Eni’s liabilities, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

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

        Recent accounting pronouncements

        See Note 29 to the Consolidated Financial Statements for information about recent accounting pronouncements.

Principles of Consolidation

        For a description of Eni’s principles of consolidation see Notes to the Consolidated Financial Statements— Note 2 “Principles of consolidation”.

Results of Operations

        Three Years ended December 31, 2003

        The table below sets forth a summary of Eni’s income statement for the periods indicated. All line-items included in the table below are derived from consolidated financial statements prepared in accordance with Italian GAAP.

        Year ended December 31,

	2001	2002	2003

	(million €)
Net sales from operations	48,925	47,922	51,487
Other income and revenues(1)	921	1,080	913

Total revenues	49,846	49,002	52,400
Operating expenses	(34,679)	(34,996)
Depreciation, amortization and writedowns	(4,771)	(5,504)	(5,151)

Operating income	10,396	8,502	9,517

Net financial income (expense)	(259)	(167)	(154)
Net income (expense) from investments	(216)	43	(17)
Income before extraordinary income and income taxes	9,921	8,378	9,346
Net extraordinary income (expense)(2)	1,837	(29)	49

Income before income taxes	11,758	8,349	9,395
Income taxes	(3,530)	(3,127)	(3,241)

Income before minority interest	8,228	5,222	6,154
Minority interest	(477)	(629)	(569)

Net income	7,751	4,593	5,585

______________________________
(1)

Includes, among other things, contract penalties, income from contract cancellations, gains on disposal of mineral rights and other fixed assets, compensation for damages and indemnities and other income.

(2)	Gross of income tax.

        The table below sets forth certain income statement items as a percentage of net sales from operations for the periods indicated.

	Year ended December 31,

	2001	2002	2003

Operating expenses	70.9%	73.0%	73.3%
Depreciation, amortization and writedowns	9.8%	11.5%	10.0%
Operating income	21.2%	17.7%	18.5%

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

Revenues from natural gas and crude oil production from properties in which Eni has an interest together with other producers are recognized based on actual quantities produced and sold on Eni’s behalf (sales method). Differences between Eni’s net working interest volume and actual production volumes are not significant. Revenues related to long term construction contracts are recognized using the percentage-of-completion method measured on the cost-to-cost basis. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident.
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

        2003 compared to 2002. Eni’s net income in 2003 was euro 5,585 million, with a increase of euro 992 million over 2002, up 21.6, due essentially to a positive operating performance (up euro 1,015 million) related to an increase in hydrocarbon production sold and in natural gas volumes sold, higher international oil prices (Brent up 15.5%) and refining margins in dollars, whose effects were offset in part by the 19.6% decline of the dollar over the euro, which had an estimated negative impact on operating income of euro 1,100 million. The increase in net income was also caused by: (i) a reduction in minority interest in net income resulting from the tender offer for Italgas shares (euro 124 million); (ii) higher net extraordinary income (euro 78 million), related in particular to the effect of the settlement of a dispute with Edison SpA concerning the Enimont joint venture (euro 200 million). These positive factors were partly offset by higher income taxes (euro 114 million).

        In 2003, streamlining and efficiency improvement continued and allowed cost savings amounting to about euro 590 million (on a constant exchange rate basis).

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

        Analysis of the line items of the income statement:

        a) Revenues

        Eni’s total revenues were euro 52,400, 49,002 and 49,846 million in 2003, 2002 and 2001, respectively. Total revenues consist of net sales from operations and other income and revenues. Eni’s net sales from operations amounted to euro 51,487, 47,922 and 48,925 million in 2003, 2002 and 2001, respectively, and its other income and revenues totalled euro 913, 1,080, and 921, respectively, in these periods.

        The table below sets forth, for the periods indicated, the net sales from operations generated by each of Eni’s business segments including intersegment sales, together with consolidated net sales from operations.

Year ended December 31,

	2001	2002	2003

	(million €)
Exploration & Production	13,960	12,877	12,746
Gas & Power	16,098	15,297	16,068
Refining & Marketing	22,083	21,546	22,148
Petrochemicals	4,761	4,516	4,487
Oilfield Services Construction and Engineering	3,114	4,546	6,306
Other activities	695	1,555	1,302
Corporate and financial companies		457	638
Consolidation adjustment(1)	(11,786)	(12,872)	(12,208)

	48,925	47,922	51,487

(1)

Intersegment sales are included in net sales from operations in order to give a more meaningful indication as to the volume of the activities to which sales from operations by segment may be related. The most substantial intersegment sales are recorded by the Exploration & Production segment. See Note 24 to the Consolidated Financial Statements for a breakdown of intersegment sales by segment for the three reported years.

(2)	As compared to 2002, in 2003 Eni’s activities have been grouped by segment differently:

- Syndial (former EniChem) has been now included in the “Other activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);
- the new “Corporate and financial companies” segment has been created, which includes Eni Corporate, Sofid and the financial companies formerly included in the “Other Activities” segment.
Data for 2002 have been reclassified for comparability. Prior year data have not been reclassified as it is impracticable to restate segment information for earlier period.

        2003 compared with 2002. Eni’s net sales from operations for 2003 amounted to a record euro 51,487 million record level, with an increase of euro 3,565 million over 2002, up 7.4%, due mainly to increased hydrocarbon production sold and increased natural gas volumes sold, as well as higher activity levels in the Oilfield Services, Construction and Engineering segment. This increase was due also to higher prices of products in all Eni segments, largely offset by the appreciation of the euro over the dollar, which had an impact of about euro 1.9 billion.

        Revenues generated by the Exploration & Production segment (euro 12,746 million) declined by euro 131 million, down 1%, due essentially to the appreciation of the euro over the dollar, lower storage tariffs (see Operating Income) and the transfer of the natural gas trading contracts (1.70 billion cubic meters in 2002) to the Gas & Power segment with effect from January 1, 2003. These negative factors were partially offset by higher hydrocarbon production sold (32.9 mmBOE, up 6.3%) and higher prices in dollars realized on hydrocarbons (oil up 16.6%, natural gas up 15.8%).

        Revenues generated by the Gas & Power segment (euro 16,068 million) increased by euro 771 million, up 5%, due essentially to: (i) increased natural gas volumes sold in primary distribution (4.68 billion cubic meters, up 7.7%; of which 1.5 billion cubic meters related to the contracts managed in 2002 by the Exploration & Production segment); (ii) higher average prices for natural gas, related to the trends of certain oil-based parameters to which natural gas prices are indexed, offset in part by the declines related to the appreciation of the euro over the dollar and to contract renewals (in particular with wholesalers). These positive factors were partially offset by the change in the sales mix related to the higher share of sales in the rest of Europe due to the ceilings on Italian sales imposed by Legislative Decree No. 164/2000.

        Revenues generated by the Refining & Marketing segment (euro 22,148 million) increased by euro 602 million, up 2.8%, essentially due to higher international prices for refined products (prices of gasoline and diesel fuel were up 18.9% and 24.4%, respectively) and to higher resales of oil (4.0 million tonnes, up 15%), these effects were offset in part by the appreciation of the euro over the dollar, by a decline in sales to petrochemical industries and other sales in Italy (a total of 2.05 million tonnes), also due to lower product availability related to the contribution of the Priolo refinery to Erg Raffinerie Mediterranee Srl in October 2002 and the standstills of the Gela refinery and lower wholesale sales (0.29 million tonnes, in particular of fuel oil).

        Revenues generated by the Petrochemical segment (euro 4,487 million) decreased by euro 29 million, down 0.6%, due mainly to lower volumes sold (down 4.1%), partially offset by the 4.8% increase in the average selling prices of products (in particular in basic petrochemicals).

        Revenues from the Oilfield Services, Construction and Engineering segment (euro 6,306 million) increased by euro 1,760 million, up 38.7%, due to increased activity levels, also related to the purchase in July 2002 of Bouygues Offshore (now Saipem SA) in the oilfield services and construction area.

        Revenues generated by the Other activities segment (euro 1,302 million) decreased by euro 253 million, down 16.3% due mainly to the decline registered at Syndial as a consequence of closure/sale of businesses.

        Revenues generated by Corporate and financial companies (euro 638 million) increased by euro 181 million, up 39.6%, due essentially to the invoicing of expenses to other Eni segments following the centralization of IT, telecom, personnel management and goods and service purchase activities by Eni Corporate.

        2002 compared with 2001. Eni’s net sales from operations (revenues) for 2002 amounted to euro 47,922 million, declining by euro 1,003 million, down 2.1% over 2001, due mainly to lower natural gas realization prices and lower prices for the main downstream products, the change in the sale mix and lower volumes sold in natural gas primary distribution, as well as the effects of the appreciation of the euro against the U.S. dollar. These negative effects were offset in part by an increase in international oil prices and improved oil production mix, higher hydrocarbon production sold and higher activity levels in the Oilfield Services Construction and Engineering segment.

        Revenues generated by the Exploration & Production segment (euro 12,877 million) declined by euro 1,083 million, down 7.8%, due essentially to lower natural gas realization prices (down 11.1%), the appreciation of the euro over the dollar (up 5.6%) and lower volumes of purchased hydrocarbons marketed (down 51 mmBOE) due mainly to the transfer of the natural gas trading activity to the Gas & Power division. These negative factors were partially offset by higher international oil prices and improved oil production mix (overall oil realization prices were up 5.2%) and higher hydrocarbon production sold (23.4 mmBOE, up 4.7%).

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

        Revenues generated by the Petrochemical segment (euro 4,516 million) decreased by euro 245 million, down 5.1%, due mainly to an 8.1% fall in the average selling prices of products and the transfer of certain plants to the Other activities segment. These negative factors were partly offset by the entry into scope of consolidation of Polimeri Europa.

        Revenues from the Oilfield Services Construction and Engineering segment (euro 4,546 million) increased by euro 1,432 million, up 46%, due to increased activity levels also in connection with the purchase of Bouygues Offshore.

        b) Operating Expenses

        The table below sets forth the components of Eni’s operating expenses for the periods indicated.

	Year ended December 31,

	2001	2002	2003

	(million €)
Purchases, services and other	31,828	31,893	34,566
Payroll and related costs	2,851	3,103	3,166

Operating expenses	34,679	34,996	37,732

        2003 compared with 2002. Operating expenses (euro 37,732 million) increased by euro 2,736 million over 2002, up 7.8% due mainly to: (i) higher natural gas volumes purchased by primary distribution; (ii) higher supply costs in dollars of natural gas and oil-based and petrochemical feedstocks, whose effects were offset in part by the depreciation of the dollar over the euro; (iii) higher activity levels in the Oilfield Service, Construction and Engineering segment, also related to the purchase of Bouygues Offshore. These negative factors were offset in part by the effect of the conversion of financial statements denominated in currencies other than the euro and streamlining and efficiency improvement measures.

        Payroll and related costs (euro 3,166 million) increased by euro 63 million, up 2%, mainly due to an approximately 2.7% increase in unit labor cost in Italy and higher activity levels in the Oilfield Services, Construction and Engineering segment related to the purchase of Bouygues Offshore. These effects were offset in part by an approximately 1,800 decline in the average number of employees in Italy, resulting from the streamlining initiatives undertaken and from the sale of businesses, and the effect of the conversion of financial statements denominated in currencies other than the euro.

        An expense of euro 6 million related to stock grants and options granted in 2003 to managers of Eni, Saipem SpA and Snam Rete Gas SpA was included in payroll costs. The cost of granted options was determined based on their fair value (see “Notes to the consolidated Financial Statements - Note no. 2 - Summary of significant accounting and reporting policies - Change in accounting principles”). The difference between the book value and the fair value of shares issued in the stock grant plan resulted in a euro 3 million devaluation of treasury shares allocated to the stock grant plan. This devaluation was recognized as a loss on investments.

        2002 compared with 2001. Operating expenses (euro 34,996 million) increased by euro 317 million, or 0.9% over 2001 due to salary increases and inflation as well as increases due to higher activity levels, acquisitions and the consolidation of Polimeri Europa. This was partly offset by lower supply costs for natural gas, cost reductions resulting from streamlining and increased efficiency and the effect of the appreciation of the euro over the dollar.

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

        c) Depreciation, Amortization and Writedowns

        The table below sets forth a breakdown of depreciation, amortization and writedowns by business segment for the periods indicated.

	Year ended December 31,

	2001	2002	2003

	(million €)
Exploration & Production(1)	3,163	3,552	3,133
Gas & Power	500	417	533
Refining & Marketing	508	490	493
Petrochemicals	251	125	125
Oilfield Services Construction and Engineering	203	267	271
Other activities	46	51	54
Corporate and financial companies		60	101

Total of depreciation and amortization	4,671	4,962	4,710
Writedowns	100	542	441

Depreciation, amortization and writedowns	4,771	5,504	5,151

(1)	Exploration expenditures of euro 757, 865 and 632 million are included in these amounts relative to the years 2001 2002 and 2003, respectively.

2003 compared with 2002. Depreciation, amortization and writedown charges (euro 5,151 million) decreased by euro 353 million over 2002, down 6.4%. Depreciation and amortization charges (euro 4,710 million) declined by euro 252 million due the decline registered in particular in the Exploration & Production segment (euro 419 million) related to the effect of the appreciation of the euro over the dollar in the conversion of financial statements of subsidiaries denominated in currencies other than the euro and lower exploration costs (euro 145 million on a constant exchange rate basis), offset in part by higher development amortization charges related to higher production (euro 245 million). This decline was offset in part by the increases registered in: (i) the Gas & Power segment (euro 116 million) due mainly to the writedown of the difference between the purchase cost of Italgas shares acquired in a tender offer and the underlying net book value (euro 91 million); (ii) the Corporate and financial companies segment (euro 41 million) due essentially to the recognition in the income statement of the cost of the Eni Slurry Technology project (euro 45 million in 2003, euro 12 million in 2002). Depreciation and amortization charges in the Refining & Marketing segment were substantially unchanged: the effects of the contribution of the Priolo refinery in October 2002 (See “Item 4 – Refining”) were offset by the coming onstream of new capital expenditure in the upgrade of Eni’s distribution network and the purchase of service stations in the rest of Europe and higher depreciation and amortization charges on highway service stations due to the adjustment of their useful lives to the residual life of concessions. Writedowns (euro 441 million) declined by euro 101 million and concerned essentially the impairment of assets: (i) in the Exploration & Production segment (euro 227 million) in particular in the United Kingdom, Pakistan and the United States; (ii) in the Petrochemical segment (euro 122 million) ; (iii) in the Other activities segment (euro 57 million); (iv) in the natural gas distribution business in Brazil (euro 30 million). The amortization of the difference between the purchase price and the net book value of recently purchased companies (Italgas, Bouygues Offshore and Lasmo) non allocated to assets/liabilities amounted to euro 102 million. Including also the amortization of the goodwill of purchased companies accounted for under the equity method (euro 119 million in the aggregate, including in particular Galp Energia, GVS and Unión Fenosa Gas) recognized in the income statement under the item balance of net income and expense from investments, the overall effect of goodwill amortization amounted to euro 221 million.

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

d) Operating Income by segment

The table below sets forth Eni’s operating income by business segment for the periods indicated.

	Year ended December 31,

	2001	2002	2003

	(million €)
Exploration & Production	5,984	5,175	5,746
Gas & Power	3,672	3,244	3,627
Refining & Marketing	985	321	583
Petrochemicals	(332)	(126)	(176)
Oilfield Services Construction and Engineering	255	298	311
Other activities		(201)	(279)
Corporate and financial companies	(168)	(209)	(295)

Operating income	10,396	8,502	9,517

        The table below sets forth, for each of Eni’s principal business segments, operating income as a percentage of such segment’s net sales from operations (including intersegment sales) for the periods indicated.

	Year ended December 31,

	2001	2002	2003

Exploration & Production	42.9%	40.2%	45.1%
Gas & Power	22.8%	21.2%	22.6%
Refining & Marketing	4.5%	1.5%	2.6%
Petrochemicals	(7.0%)	(2.8%)	(3.9)%
Oilfield Services Construction and Engineering	8.2%	6.6%	4.9%

        Exploration & Production. Operating income in 2003 amounted to euro 5,746 million increasing by euro 571 million over 2002, up 11%, due mainly to: (i) an increase in average realization prices in dollars (oil up 16.6%; natural gas up 15.8%); (ii) increased hydrocarbon production sold (32.9 mmBOE, up 6.3%); (iii) lower exploration costs (euro 145 million, assuming no variations in exchange rates) and lower asset writedowns (euro 105 million); (iv) lower costs related to synergies obtained, streamlining and efficiency improvement actions. These positive factors were offset in part by: (i) the appreciation of the euro over the dollar; (ii) the effect of the application of tariffs imposed by the Authority for electricity and gas with decisions No. 26/2002 and No. 49/2002 for storage services rendered to the Gas & Power segment (in 2002 pending the outcome of Eni’s claim, services were paid according to earlier tariffs – see “Item 4 – Exploration & Production – Storage activities”); (iii) the fact that in 2002 gains on the sale of assets were recorded for euro 92 million as part of Eni’s portfolio streamlining program.

        Operating income in 2002 totaled euro 5,175 million, representing a euro 809 million decrease over 2001, down 13.5%, due mainly to: (i) lower natural gas realization prices (down 11.1%); (ii) higher mineral asset impairment (euro 244 million) in particular in the North Sea and in the Gulf of Mexico; (iii) the effect of the appreciation of the euro over the dollar (up 5.6%); (iv) a decrease in storage and modulation tariffs due to the effects of decision No. 49/2002 of the Authority for Electricity and Gas (euro 144 million); and (v) higher exploration costs (euro 94 million). These negative factors were offset in part by: (i) higher international oil prices and improved oil production mix (overall oil realization prices were up 5.2%); (ii) increased hydrocarbon production sold (23.4 mmBOE, up 4.7%); (iii) gains on disposal of assets (euro 92 million); and (iv) cost reductions related to synergies deriving from the integration of purchased companies and streamlining (euro 154 million).

        Gas & Power. Operating income in 2003 amounted to euro 3,627 million, increasing by euro 383 million over 2002, up 11.8%, due mainly to: (i) increased volumes sold in primary (4.68 billion cubic meters, up 7.7%) and secondary distribution outside Italy (0.65 billion cubic meters, up 17.2%), whose effects were offset in part by a change in the sales mix due to a higher share of sales in Europe related to the compliance with the ceilings1 set on sales in Italy by Legislative Decree No. 164/2000; (ii) higher margins in primary distribution, essentially related to the improved price environment due to the appreciation of the euro over the dollar, whose effects were offset in part by the renewal of contracts, and higher margins in secondary distribution; (iii) the fact that in 2002 a euro 40 million expense was recorded as a balance of the payment of an environmental tax levied by the Sicilia Region (euro 86 million; in December 2002 Eni suspended the payments; see Note 23 to the Consolidated Financial Statements– Legal Proceedings) as well as writedowns of assets in secondary distribution in Argentina (euro 28 million) and a euro 74 million income relating to tariff adjustments for 2001 resulting from decision No. 122/2002 of the Authority for electricity and gas in secondary distribution; (iv) lower writedowns (euro 35 million) in natural gas distribution activities in Brazil; (v) lower costs related to streamlining and efficiency improvement actions. These positive factors were offset in part by: (i) the writedown of the difference between the purchase cost of Italgas shares acquired in a tender offer and the underlying net book value (euro 91 million); (ii) lower income related to the reversal of risk reserves (euro 67 million); (iii) the decline in the operating income generated by electricity generation activities (euro 19 million) due essentially to start-up costs, the planned maintenance standstill of the Taranto plant and the writedown of transmission lines at Ravenna and Gela (euro 4 million). The increase in operating income generated by the start-up of the first 390 megawatt unit at the Ferrera Erbognone power station was offset by the change in sales mix and higher costs of fuels.

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

Refining and Marketing. Operating income in 2003 amounted to euro 583 million, a euro 262 million increase over 2002, up 81.6%, due essentially to: (i) improved results in refining activities related mainly to a recovery in refining margins (Brent margin was up 1.9 dollars/barrel), whose effects were offset in part by the appreciation of the euro over the dollar; (ii) higher operating results in marketing in Italy and the rest of Europe; (iii) lower costs resulting from streamlining and efficiency improvement actions; (iv) the release of the LIFO reserve related to withdrawals from stocks (euro 37 million), whose effects were offset in part by the fact that in 2002 stocks were revaluated for euro 13 million. These positive factors were offset in part by: (i) a decline in operating results in marketing activities in Brazil related to lower margins on LPG; (ii) lower processing related to standstills at the Taranto and Sannazzaro refineries that prevented the company to take full advantage of an improved refining scenario in the first quarter, and of the Gela refinery, offset only in part by higher processing at the Milazzo, Venice and Taranto refineries in the second half of the year; (iii) the recording of higher charges for environmental risks (euro 25 million).

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

Petrochemicals. In 2003 operating losses amounted to euro 176 million, an increase of euro 50 million over 2002, up 39.7%, due to: (i) lower volumes sold (down 4.1%), in particular in basic petrochemicals; (ii) lower product margins, in particular in polymers, related to an increase in the cost of monomers that could not be transferred to sale prices due to a weak demand and strong competitive pressure; (iii) the fact that in 2002 inventories were revaluated for euro 23 million in relation with increased sale prices. These negative factors were offset in part by lower asset writedowns and lower costs related to streamlining and efficiency improvement actions.

______________________________
3 The ceiling on sales to end customers is 50%; the ceiling on volumes input into the Italian network to be sold in Italy is 73%.

        Operating losses in 2002 amounted to euro 126 million, a decrease of euro 206 million over 2001, or 62%, due mainly to: (i) the transfer of certain loss-making plants to the Other Activities segment; (ii) lower depreciation and amortization charges (euro 90 million) following plant writedowns recorded in 2001; (iii) the fact that in 2001 the impact of price decreases on the evaluation of stocks had been negative for euro 100 million (in 2002 this impact was positive for euro 27 million); (iv) lower costs related to streamlining and disposals (euro 70 million), offset in part by salary increases and inflation. These positive factors were offset in part by: (i) a decline in margins, especially in the first quarter of 2002, related to lower selling prices of products (on average down 8%), as compared to a slower decline in prices in euro of oil-based feedstocks (on average down 1.2%), and (ii) assets impairments (euro 105 million).

Oilfield Services Construction and Engineering.Operating income in 2003 totaled euro 311 million, of which euro 304 million related to oilfield services and construction, with a euro 13 million increase over 2002, up 4.4%.
Operating income of oilfield services and construction increased slightly over 2002 (euro 2 million). The positive factors contributing to this increase were: (i) the increased contribution of Bouygues Offshore, purchased in July 2002 (euro 83 million after the writedown of euro 21 million of the difference between purchase price and net equity); (ii) an increase in activity levels in the Offshore construction area due to the start-up of relevant contracts in Libya (laying of the Greenstream gasline and development of the Bahr Essalam field) and in Nigeria (development of the Erha and Yoho B fields); (iii) higher profitability of some contracts in the Onshore construction area. These positive factors were offset in part by: (i) the completion in 2002 of the Blue Stream contract; (ii) lower results in the Offshore drilling area as a consequence of work performed on the Scarabeo 5 and 7 vessels and the limited use of the Scarabeo 6 vessel.
Engineering activities recorded an operating income amounting to euro 7 million as compared to an operating loss of euro 4 million in 2002. The euro 11 million improvement was related to higher activity levels. Including in operating income the results of activities operated in joint venture, which are recorded as income from investments, operating income in 2003 amounted to euro 34 million (euro 23 million in 2002).

        Operating income in 2002 totaled euro 298 million, of which euro 302 million related to oilfield services, with a euro 43 million increase over 2001, up 16.9%. Oilfield services recorded an increase in operating income of euro 46 million due to the contribution of the Blue Stream and Karachaganak projects and to the results obtained by increased activities in West Africa, Saudi Arabia and the Far East, as well as to the contribution of Bouygues Offshore (euro 35 million before the allocation of euro 21 million for the amortization of the difference between purchase price and net equity non attributable to fixed assets). These positive factors were offset in part by the lower profitability of some contracts in the Offshore drilling area. Engineering activities recorded an operating loss of euro 4 million, with a euro 3 million decline, due primarily to higher provisions to the reserve for risks and contingencies on contracts nearing completion (euro 18 million) and the negative outcome of a transaction (euro 8 million), offset in part by increased turnover for 2002, in particular related to the contract for the construction of the Milan-Bologna high speed train tracks. Note that income earned from joint venture projects is accounted for as income on investments in Eni’s income statement. Operating income calculated with the inclusion of this income amounted to euro 23 million (euro 11 million in 2001 in comparable terms).

Other activities Starting in 2003, this segment comprises results of operations of certain non-core petrochemicals plants and of certain Eni’s subsidiaries engaged in the information technology, real estate, research and development and human resources training businesses. In 2003 this segment recorded operating losses of euro 279 million with a euro 78 million increase over 2002, due in particular to higher losses of Syndial SpA (euro 102 million), related essentially to the sale of industrial services at Brindisi, Ferrara, Priolo and Ottana and to the shutdown of the caprolactam plant at Porto Marghera and the acrylonitril plants at Assemini and Gela. Management expects the positive effects of the divestments and closures to be recognized in 2004 lower costs of staff and operating structure.

Corporate and financial companies Starting in 2003, this segment comprises Eni’s corporate and financial overhead costs as well as the operating results of the insurance business. In 2003, this segment recorded operating losses of euro 295 million, increasing by euro 86 million over 2002, up 41.1%, due essentially to the recording in the income statement of the costs of the Eni Slurry Technology project (EST project – see “Item 4 –Research and Development”) and higher amortization and depreciation charges related to the purchase of software licences (overall euro 45 million) and the centralization of IT, telecom, personnel management and goods and service purchase activities, expenses that are only partially invoiced by Eni Corporate to Eni business segments. In 2002, this segment recorded operating losses of euro 209 million.

        e ) Net Financial Expense

        The table below sets forth a breakdown of Eni’s net financial (expense) income for the periods indicated:

	Year ended December 31,

	2001	2002	2003

	(million €)
Net financial expense	(433)	(259)	(270)
Income on operating financing receivables and tax credits	184	122	116
Foreign exchange difference, net	(10)	(30)	0

	(259)	(167)	(154)

2003 compared with 2002. Net financial expense (euro 154 million) decreased by euro 13 million over 2002, down 7.8%, due in particular to lower interest rates on European markets (Euribor down one percentage point) and on international markets (Libor down 0.6 percentage points) as well as the effect of exchange rates on the conversion of financial statements of subsidiaries denominated in currencies other than the euro and lower negative exchange differences (euro 30 million). These positive factors were offset in part by an increase of approximately euro 3.8 billion in average net borrowings.

        2002 compared with 2001. Net financial expense (euro 167 million) decreased by euro 92 million over 2001, due mainly to lower interest rates (three-month Euribor down 1 percentage point) and lower average net borrowings for about euro 950 million.

        f) Net Expense from Investments

        2003 compared with 2002. Net expense on investments amounted to euro 17 million (net income of euro 43 million in 2002) and represented the balance of expense of euro 278 million and income of euro 261 million. Expense concerned essentially, Eni’s share of losses of subsidiaries accounted for with the equity method and Eni’s share in losses of subsidiaries accounted for at cost, relating in particular to Albacom SpA (euro 128 million), Galp Energia SGPS SA (euro 29 million resulting from the writedown of euro 107 million of the difference between purchase cost and net equity the effects of which were offset in part by Eni’ s share of Galp results from operations), Blue Stream Pipeline Co BV (euro 25 million: Eni expects to recover this loss in future years on the basis of the agreements entered into with the shippesr, and other subsidiaries in the Exploration & Production (euro 61 million) and Oilfield Services, Construction and Engineering (euro 4 million) segments. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 180 million), in particular in the Gas & Power (euro 108 million), Oilfield Services, Construction and Engineering (euro 41 million) and Refining & Marketing segments (euro 28 million); (ii) dividends received by subsidiaries accounted for at cost (euro 22 million); (iii) gains from disposal (euro 39 million) essentially related to the sale of Eni’s 20% stake in Inca International SpA and 50% in Epoxital Srl in the Other activities segment (overall euro 36 million).

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

        Expense on investments (euro 247 million) concerned: (i) Eni’s share of losses on investments accounted for with the equity method and at cost (euro 209 million), in particular Galp Energia SGPS SA (euro 85 million related to the amortization of the euro 107 million difference between purchase price and net equity); Albacom SpA (euro 37 million) and Inversora de Gas del Centro SA and Distribuidora de Gas del Centro SA (euro 36 million), minor interests in the Exploration & Production (euro 24 million), Oilfield Services Construction and Engineering (euro 8 million) and other segments (euro 25 million); (ii) losses on disposal of assets (euro 24 million, of which 20 related to the sale of Eni’s 7% interest in Blu SpA).

        The positive change of euro 259 million in the balance of gains and losses on investments as compared to 2001 was due mainly to the circumstance that in 2001 a euro 209 million loss was recorded on Polimeri Europa, which in 2001 was accounted for under the equity method, as well as a lower loss recorded on Galp Energia SGPS SA (euro 59 million).

        g) Net Extraordinary Expense

        The table below sets forth Eni’s extraordinary income and extraordinary expense for the periods indicated. All line-items included in the following table are derived from consolidated financial statements prepared in accordance with Italian GAAP.

	Year ended December 31,

	2001	2002	2003

	(million €)
Gains on disposals	3,473	257	290
Gain on the offering of Snam Rete Gas	2,453
Gain on the sale of real estate	751
Other extraordinary income	173	112	273

Extraordinary income	3,646	369	563

Restructuring costs:
Provisions for risks	(885)	(157)	(248)
Writedowns of fixed assets	(607)	(55)	(66)
Cost of redundancy incentives	(237)	(114)	(116)

Total restructuring costs	(1,729)	(326)	(430)
Other extraordinary expense	(80)	(72)	(84)

Extraordinary expense	(1,809)	(398)	(514)

Net extraordinary income (expense)	1,837	(29)	49

2003 net extraordinary income. Net extraordinary income amounted to euro 49 million (net expense of euro 29 million in 2002) and represented the balance of extraordinary income of euro 563 million and extraordinary expense of euro 514 million. Income concerned essentially: (i) gains on disposals from the sale of service stations and real estate in the Refining & Marketing segment (euro 237 million) and the sale of the marine tanker activities and real estate in the Gas & Power segment (euro 52 million); (ii) the settlement paid by Edison SpA in relation with the Enimont dispute (euro 200 million); (iii) the release of redundant risk reserves (euro 47 million, of which euro 38 million in the Other activities segment, concerning disposals, restructuring and future expense). Expense concerned essentially: (i) provisions for risks and contingencies of euro 248 million, in particular charges related to compliance with environmental laws and regulations in the Other activities (euro 82 million) and Refining & Marketing segments (euro 51 million) and costs expected to be incurred for the decommissioning of inactive sites in the Other activities segment (euro 48 million); (ii) redundancy incentives of euro 116 million in particular in the Petrochemicals, Refining & Marketing, Oilfield Services, Construction and Engineering and Gas & Power segments; (iii) writedowns and losses (euro 66 million) related in particular to the expiry of certain highway concessions for service stations (euro 35 million) and the writedown of the Baytown (USA) elastomer plant in the Petrochemical segment (euro 11 million).

        2002 net extraordinary expense. Gains on disposals (euro 257 million) related to the sale of investments, businesses and fixed assets as a result of restructuring activities. In particular they concerned: (i) in the Refining & Marketing segment, the sale of service stations in Italy to Tamoil, TotalFinaElf and others (euro 127 million), the sale of Agip Nigeria Ltd and other minor interests in Africa (euro 87 million) and the sale of logistic assets, small businesses and minor assets (euro 11 million); and (ii) in the Gas & Power segment, the sale of real estate (euro 21 million).

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

        Redundancy incentives of euro 114 million concerned primarily the Petrochemical segment (euro 34 million), the Gas & Power division (euro 28 million), the Refining & Marketing division (euro 26 million), the Oilfield Services Construction and Engineering segment (euro 14 million) and the Exploration & Production division (euro 9 million).

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

        h) Taxes

        Under Italian tax law in force until December 31, 2003, Eni, like all other Italian groups, is unable to offset fully income earned by certain subsidiaries against losses recognized by other subsidiaries because each legal entity must pay income tax on the basis of the results recorded by it rather than on the basis of consolidated financial results.

        2003 compared with 2002. Income taxes (euro 3,241 million) increased by euro 114 million over 2002, due to a euro 1,046 million increase in income before taxes, to the expiry/reduction of certain tax incentives and lower benefits related to the release of the reserve for anticipated amortization. These negative factors were offset in part by: (i) the effect of the revaluation of assets, provided for by the Italian budget law for 2004, which had a positive balance of euro 414 million net of a tax charge of euro 412 million as a result of the application of a special rate provided for by such budget law instead of the statutory tax rate otherwise applicable; (ii) the recording of deferred tax assets related to the temporary difference between the recorded value of assets of Stoccaggi Gas Italia SpA and their value for tax purposes, following the adjustment made by the company in May 2003 (euro 287 million)1; (iii) the fact that in 2002 the reserve for deferred taxes was increased in relation to the 10 percentage point increase in corporate taxes for oil companies in the United Kingdom (from 30 to 40%) with a euro 215 million effect; (iv) a 2 percentage point reduction in corporate tax (Irpeg) in Italy.

        In 2003 the effective tax rate was 34.5% compared with a statutory tax rate of 39.9%, calculated by applying a 34% tax rate (Irpeg) to income before taxes and a 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws. The 5.4 percentage points difference between the statutory and the effective tax rate is due to the following factors: i) a 12.5 percentage points reduction due to the effects of the application of favourable tax laws (particularly, the aforementioned Italian budget law for 2004 and Law No. 448 of December 28, 2001; and ii) a 7.4 percentage points increase due to the higher rate of taxes applicable to the income before income taxes of certain foreign subsidiaries.

        Eni expects its effective tax rate in 2004 to be higher than the one recorded in 2003 due to the expiration of the aforementioned effects of those favourable tax laws.

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

        The 7.5 percentage point increase in tax rate compared to 2001 (from 30 to 37.5%) was due mainly to the fact that the gains on the placement of 40.24% of Snam Rete Gas in 2001 were recorded net of substitute tax paid.

        The 4.6 percentage point difference between effective tax rate (37.5%) and statutory tax rate (42.1%) was due to: (i) for 4.9 percentage points to the effect of the application of a favorable tax regime as provided for by certain Italian tax laws (such as the law on dual income tax, Law 383/2001, which provides for fiscal incentives to new investments, and Law 448/2001); (ii) the effect of a revaluation of assets in 2000 as per Law 342/2000 for 4.7 percentage points. These effects were partially offset by the higher rate of taxes of foreign subsidiaries (2.7 percentage points), the circumstance that certain expenses were not tax deductible (0.8 percentage points) and other minor causes (1.5 percentage points).

________________________________
4 According to Law No. 448 of December 28, 2001, companies receiving contributions-in-kind of assets are allowed to align the taxable value of these assets to the higher book value by paying a tax calculated at the 9% special rate provided for by the law instead of the 34% statutory tax rate applied to the difference between the two values. Stoccaggi Gas Italia SpA, which in 2001 received a contribution-in-kind of natural gas storage assets from Eni SpA and Snam SpA, applied this law. Therefore in Eni’s consolidated financial statements a temporary difference between taxable values and book values of these assets was recognized, which led to the recognition of the euro 287 million deferred tax asset (net of the special rate tax of euro 154 million).

(2.7 percentage points), the circumstance that certain expenses were not tax deductible (0.8 percentage points) and other minor causes (1.5 percentage points).

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

        i) Minority Interest

2003 compared with 2002 Minority interest (euro 569 million) concerned in particular Snam Rete Gas SpA (euro 427 million) and Saipem SpA (euro 112 million). The euro 60 million decline over 2002 was due essentially to the effect of the tender offer for Italgas shares (euro 124 million).

        2002 compared with 2001. Minority interest (euro 629 million) increased by euro 161 million over 2001, due mainly to the placement of 40.24% of Snam Rete Gas in late 2001 and higher net income earned by Saipem SpA.

Liquidity and Capital Resources

    The table below sets forth the principal components of Eni's change in cash and cash equivalent for the periods indicated.

	Year ended December 31,

	2001	2002	2003

	(million €)
Net income before minority interest	8,228	5,222	6,154
Adjustments to reconcile to cash generated from operating income before changes in working capital:
• Amortization and depreciation and other non-monetary items	4,942	5,682	5,493
• Net gains on disposals of assets	(170)	(152)	(35)
• Dividends, interest, extraordinary income (expense) and income taxes	2,038	3,305	3,268

Net cash generated from operating income before changes in working capital	15,038	14,057	14,880
Changes in working capital related to operations	(197)	(510)	(465)
Dividends received, taxes paid, interest and extraordinary income/expense
(paid) received during the year	(6,695)	(2,969)	(3,588)

Net cash provided by operating activities	8,146	10,578	10,827
Capital expenditures	(6,577)	(8,048)	(8,802)
Investments(1)	(3,082)	(1,315)	(985)
Disposals	2,114	935	650
Other cash flow related to capital expenditure, investments and divestments	991	(101)	1,079
Changes in short and long-term financial debt	(534)	3,736	1,629
Dividends paid and changes in minority interests and reserves	(950)	(3,846)	(5,933)
Effect of change in consolidation scope and exchange differences	38	(64)	(107)

Change in cash and cash equivalent for the year	146	1,875	(1,642)

Cash and cash equivalent at the beginning of the year	1,244	1,390	3,265
Cash and cash equivalent at year end	1,390	3,265	1,623

(1)	This item refers mainly to the acquisition of net equity of other companies.

    The table below sets forth the principal components of Eni's change in net borrowings(2) for the periods indicated.

	Year ended December 31,

	2001	2002	2003

	(million €)
Net income before minority interest	8,228	5,222	6,154
Adjustments to reconcile to cash generated from operating income before changes in working capital:
• Amortization and depreciation and other non-monetary items	4,942	5,682	5,493
• Net gains on disposals of assets	(170)	(152)	(35)
• Dividends, interest, extraordinary income (expense) and income taxes	2,038	3,305	3,268

Net cash generated from operating income before changes in working capital	15,038	14,057	14,880
Changes in working capital related to operations	(197)	(510)	(465)
Dividends received, taxes paid, interest and extraordinary income/expense
(paid) received during the year	(6,695)	(2,969)	(3,588)

Net cash provided by operating activities	8,146	10,578	10,827
Capital expenditures	(6,577)	(8,048)	(8802)
Investments	(3,082)	(1,315)	(985)
Disposals	2,114	935	650
Other cash flow related to capital expenditure, investments and divestments	(88)	(319)	1,110
Net borrowings(2) of acquired companies	(1,582)	(267)	(692)
Net borrowings(2) of divested companies	185	39	1
Exchange differences on net borrowings and other changes	(312)	990	1,422
Dividends paid and changes in minority interests and reserves	(950)	(3,846)	(5,933)

Change in net borrowings(2)	(2,146)	(1,253)	(2,402)

Net borrowings(2) at the beginning of the year	7,742	9,888	11,141
Net borrowings(2) at year end	9,888	11,141	13,543

(2)	Net borrowings is a non-GAAP financial measure. For a discussion of the usefulness of net borrowings and its reconciliation with the most directly comparable GAAP financial measures see ”Financial conditions” below.

        Analysis of certain components of Eni’s change in net borrowings:

        a) Cash generated from operating income before changes in working capital

        Cash generated from operating income before changes in working capital totaled euro 14,880 million and euro 14,057 million and 15,038 million in 2003, 2002 and 2001, respectively.

        In 2003 income before minority interests has been adjusted to take into account depreciation, amortization and other non-cash items (euro 5,493 million). Adjustments concerned primarily depreciation and amortization of tangible and intangible assets (euro 4,710 million) and writedowns of fixed assets and investments (euro 507 million)

        In 2002, income before minority interests has been adjusted to take into account depreciation, amortization and other non-cash items (euro 5,682 million). Adjustments concerned primarily depreciation and amortization of tangible and intangible assets (euro 4,962 million) and writedowns of fixed assets and investments (euro 597 million).

        b) Changes in working capital related to operations

        Net working capital related to operations increased by euro 465 million, by euro 510 million and by euro 197 million in 2003, 2002 and 2001, respectively.

        In 2003, the increase in net working capital (euro 465 million) was mainly due to a euro 682 million increase in trade accounts receivable due essentially to: (i) increased volumes of natural gas and oil products sold and the fact that the payment deadlines of certain relevant natural gas supply invoices (approximately euro 230 million) matured in the first days of 2004; (ii) higher activity levels in the Oilfield Services, Construction and Engineering segment. This factor was partly offset by an increase in the euro value of trade accounts payable

        In 2002, the increase in net working capital (euro 510 million) was mainly due to the anticipated payment of certain excise taxes due for year 2002, partly offset by decrease in trade accounts payable.

        c) Dividends, interest, taxes and extraordinary expense

        Dividends, interest, taxes and extraordinary expense paid (which is net of amounts received) totaled euro 3,588 million, 2,969 million and euro 6,695 million in 2003, 2002 and 2001, respectively.

        In 2003, dividends received, interest, extraordinary income (expense) and income taxes paid (euro 3,588 million) concerned primarily the payment of income taxes.

        In 2002, dividends received, interest, extraordinary income (expense) and income taxes paid (euro 2,969 million) concerned primarily the payment of income taxes.

        d) Capital expenditures and Investing Activities

        Capital expenditures totaled euro 8,802 million, 8,048 million and euro 6,577 million in 2003, 2002 and 2001, respectively. The euro 754 million increase from 2003 to 2002 was due mainly to the euro 445 million increase in the the Gas & Power segment, to the euro 180 million in the Refining & Marketing segment, 66 million in the Exploration & Production segment and 45 million in Oilfield Service Construction and Engineering segment, partly offset by decreases in all other Eni segments

        The euro 1,471 million increase from 2002 to 2001 was due mainly to the euro 1,339 million increase in the Exploration & Production segment and to the euro 250 million in the Gas & Power segment, partly offset by decreases in all Eni other segments.

        Investments (including net borrowings acquired) totaled euro 1,677 million, euro 1,366 million, and euro 4,664 million in 2003, 2002 and 2001, respectively. In 2003 investments concerned primarily the purchase of 100% of Fortum Petroleum (euro 909 million), of 50% of Unión Fenosa Gas (euro 442 million), as well as the purchase of majority stakes in natural gas distribution companies in Hungary (euro 68 million).

In 2002 investments related in particular to the purchase of French company Bouygues Offshore (euro 906 million, net of assets acquired of euro 100 million) and of other companies (euro 149 million) in the Oilfield services segment and the purchase of 97.81% of GVS in joint venture with German company EnBW in the Gas & Power segment. The joint venture paid for the purchase (euro 704 million) by increasing the share capital for euro 178 million (Eni’s share was euro 89 million) and raising finance debt for the remaining part.

        e) Disposals

Disposals (including net debt discharged) totaled euro 651 million, euro 974 million and euro 2,299 million in 2003, 2002 and 2001, respectively. Disposals in 2003 (euro 651 million) concerned essentially: (i) the Refining & Marketing segment (euro 293 million) essentially related to the sale of service stations in Italy (euro 216 million) and real estate and other minor assets (euro 77 million); (ii) the Exploration & Production segment (euro 140 million), mainly related to the sale of interests in hydrocarbon fields in the North Sea within the rationalization process of its mineral right portfolio; (iii) the Other Activities segment (euro 95 million) related in particular to the sale of 20% of Inca International SpA and 50% of Epoxital (overall euro 44 million), the liquidation of Conserv Inc (euro 25 million) and the sale of real estate and minor assets (euro 26 million); (iv) the Gas & Power segment (euro 86 million) related to the sale of the marine tanker business (euro 52 million) and of real estate and minor assets (euro 34 million).

        In 2002 disposals (euro 974 million) concerned essentially: (i) the Exploration & Production segment (euro 436 million) mainly relating to the rationalization of Eni’s mineral asset portfolio; (ii) the Refining & Marketing segment (euro 322 million) relating to the sale of service stations in Italy (euro 160 million), the sale of Agip (Nigeria) Ltd and other minor assets in Africa (euro 76 million) and logistical assets and other minor assets (euro 86 million); (iii) the Petrochemical segment (euro 105 million) of which euro 81 million related to the sale Eni’s 10% interest in Qatar Petrochemical Co; (iv) the Gas & Power segment (euro 59 million) of which 17 million related to the sale of the water business of Fiorentina Gas SpA.

        f) Dividends paid and changes in minority interests and reserves

        In 2003, dividends paid and changes in minority interest and reserves (euro 5,933 million) related to the tender offer on Italgas shares (euro 2,569 million), the payment of dividends for fiscal year 2002 by Eni SpA for a total amount of euro 2,833 million (corresponding to euro 0.750 per share or U.S. dollar 4,29 per ADS converted at the Noon Buying Rate of the payment date: 1 euro = 1.1429 U.S. dollar), the purchase of 23,94 million Eni shares within the share buy-back program (euro 329 million) and the payment of dividends by Snam Rete Gas SpA (euro 126 million), Saipem SpA (euro 36 million) and other consolidated subsidiaries (euro 16 million).

        In 2002, dividends paid and changes in minority interest and reserves (euro 3,846 million) related mainly to the payment of 2001 dividends for the fiscal year by Eni SpA for a total amount of euro 2,876 million (corresponding to euro 0.750 per share or U.S. dollar 3.71 per ADS converted at the Noon Buying Rate of the payment date 1 euro = 0.9885 U.S. dollar), the purchase of 52.26 million Eni shares within the share buy-back program (euro 770 million) and the payment of dividends to Eni SpA by Snam Rete Gas SpA (euro 74 million), Italgas SpA (euro 37 million) and Saipem SpA (euro 32 million).

        Financial condition

        Eni evaluates its financial condition by reference to “net borrowings”, which is a non-GAAP financial measure. Eni calculates net borrowings as total finance debt (short-term and long-term debt) derived from its consolidated financial statements prepared in accordance with Italian GAAP less: cash, cash equivalent and certain very liquid investments not related to operations including among others, non-operating financing receivables and securities not related to operations. Non operating financing receivables consists of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.

        Management believes that net borrowings is a very useful measure of Eni’s financial condition as it provides an indication of the soundness of Eni capital structure and of how well-financed Eni assets are. In addition, management utilizes the ratio of net borrowings to total shareholders’equity including minority interest (leverage) to evaluate Eni’s finance structure, to analyze whether the ratio between finance debt and shareholders’ equity is well balanced according to industry standards and to track management’s short-term and medium-term targets. Management constantly monitors trends in net borrowings and trends in leverage in order to optimize the use of internally-generated funds vs. funds from third parties. The measure calculated in accordance with Italian GAAP that is most directly comparable to net borrowings is total debt (short term and long term debt). The measure calculated in accordance with Italian GAAP that is most directly comparable to leverage is the ratio of finance debt to shareholders’ equity (including minority interest). Eni’s presentation and calculation of net borrowings and leverage may not be comparable to that of other companies.

        The table below sets forth the calculations of net borrowings for the periods indicated and its reconciliation to the most directly comparable GAAP measure.

Year ended December 31,

	2002			2003

	Short-term	Long-term	Total	Short-term	Long-term	Total

	(million €)
Finance debt (Short-term and long-term debt)	8,870	6,550	15,420	7,918	8,336	16,254
Cash and cash equivalent	(3,265)		(3,265)	(1,623)		(1.623)
Securities not related to operations	(719)	(290)	(1,009)	(781)	(2)	(783)
Non operating financing receivables	(2)		(2)		(240)	(240)
Other, net	(3)		(3)	(65)		(65)

Net Borrowings	4,881	6,260	11,141	5,449	8,094	13,543

The measure calculated in accordance with Italian GAAP that is most directly comparable to net borrowings is finance debt (short-term and long-term debt)

The measure calculated in accordance with Italian GAAP that is most directly comparable to leverage is the ratio of finance debt to total shareholders’ equity (including minority interest). A quantitative reconciliations of these measures is set forth below:

Shareholders’equity including minority interests as per Eni’s consolidated financial
statements prepared in accordance with Italian GAAP	20,351	28,318

Ratio of finance debt to total shareholders’ equity including minority interests	0.54	0.57

Less: ratio of cash, cash equivalent and certain very liquid investments not related to operations to total shareholders’ equity including minority interests	(0.15)	(0.09)

Ratio of net borrowings to total shareholders’ equity including minority interests (leverage)	0.39	0.48

In 2003, net borrowings amounted to euro 13,543 million, a euro 2,402 million increase over December 31, 2002. Debts and bonds amounted to euro 16,254 million, of which 7,918 were short-term (including the portion of long-term debt due within twelve months for euro 490 million) and 8,336 were medium and long-term. In particular bonds amounted to euro 4,793 million (euro 3,518 million at December 31, 2002).

        Short-term and long-term debt of euro 16,254 million was denominated 60% in euro, 32% in US dollars, 4% in pound sterling and 4% in other currencies.

        Short-term debt

        Short-term debt of euro 7,428 million decreased by euro 462 million. Such decrease was primarily due to the exchange rate differences related to the conversion of financial statements prepared in currency other than euro (euro 963 million).This decrease was partially offset by the new borrowings (euro 470 million). The average interest rate of Eni’s short-term debt was 2.82% and 2.13% for the years ended December 31, 2002 and 2003, respectively.
In 1999 Eni SpA opened a revolving line of credit for euro 568 million, which is due to expire in 2004 and provides for the maintainance of some financial ratios generally based on Eni SpA financial statements. Eni is in compliance with the covenants contained in its financing arrangements. At December 31, 2003 the line of credit was unused (completely used at December 31, 2002). On December 31, 2003 Eni maintained committed and uncommitted unused short-term lines of credit with various domestic and foreign banks for euro 4,647 and 4,799 million, respectively (euro 1,207 million and euro 7,272 million, respectively, at December 31, 2002). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

        Long-term debt

Long-term debt of euro 8,826 million increased by euro 1,296 million in 2003. Such increase was primarily due to the difference between new debt and reimbursements (euro 1,253 million) and to the change in the scope of consolidation (euro 688 million, of which euro 685 million related to the purchase of Fortum Petroleum AS, now Eni Norge AS). The increase was partially offset by the effect of exchange rate differences on the translation of financial statements prepared in currency other than euro (euro 560 million). The balance of payments and new proceeds of liabilities of euro 1,253 million includes a new bond issued pursuant to Eni’s Medium Term Notes Program for euro 2,400 million, of which euro 1,500 million was issued by Eni SpA.
Eni entered into certain financing arrangements relating to bank debt that requires maintenance of certain financial ratios generally based on Eni SpA financial statements and Eni consolidated financial statements. At December 31, 2002 and 2003, the amount of long-term debt subject to restrictive covenants was euro 424 million and euro 793 million, respectively. Eni is in compliance with the covenants contained in its financing arrangements.
Ordinary bonds of euro 4,793 million concern primarily notes issued by Eni in its Euro Medium Term Notes program for a total of euro 3,703 million and other ordinary bonds for a total of euro 1,090 million.

        The weighted average interest rate on Eni’s long-term debt (including current maturities) at December 31, 2003 was approximately 4.13%.
At December 31, 2003 Eni did not maintain committed unused long-term lines of credit (euro 364 million at December 31, 2002 which expired in 2003). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.
Certain debt, in the amount of euro 409 million and euro 332 million at December 31, 2002 and 2003, respectively, is guaranteed by mortgages and liens on the fixed assets of consolidated companies and by pledges on marketable securities and fixed deposits.

        Capital expenditures by segment

        The table below sets forth a breakdown, by segment, of capital expenditures.

	Year ended December 31,

	2001	2002	2003

	(million €)
Exploration & Production	4,276	5,615	5,681
Gas & Power	1,065	1,315	1,760
Refining & Marketing	496	550	730
Petrochemicals	361	145	141
Oilfield Services Construction and Engineering	304	233	278
Other activities	75	119	71
Corporate and financial companies		71	141

Total	6,577	8,048	8,802

In 2003, capital expenditure in the Exploration & Production segment amounted to euro 5,681 million, increasing by euro 66 million over 2002, up 1.2%.
Exploration expenditure amounted to euro 635 million, of which 91% outside Italy. Outside Italy exploration concerned mainly Kazakhstan, Egypt, Norway, the United States, Nigeria and Angola; in Italy mainly the offshore of the Ionian and Adriatic Sea, the deep waters of the Sicily Channel and onshore areas in central-southern Italy and Sicily.
Expenditure for development and capital goods totaled euro 5,015 million of which 91% was outside Italy. Development expenditure outside Italy concerned fields in Libya, Iran, Angola, Nigeria, Egypt and Kazakhstan. Development expenditure in Italy referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri.

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

In 2003, capital expenditure in the Gas & Power segment totaled euro 1,760 million, increasing by euro 445 million over 2002, up 33.8%, and related mainly to: (i) the program for building combined cycle power stations (euro 542 million), in particular the Ferrera Erbognone, Brindisi and Mantova power stations; (ii) the construction of the Greenstream pipeline (euro 460 million) for the transmission of natural gas from Libyan fields to Sicily; (iii) development and maintenance of Eni’s primary gas transmission network in Italy (euro 434 million); (iv) extension and maintenance of the secondary natural gas transmission network in Italy (euro 292 million).

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

In 2003, capital expenditure in the Refining & Marketing segment amounted to euro 730 million, increasing by euro 180 million over 2002, up 32.7%, and concerned: (i) refining and logistics (euro 291 million) aimed in particular at maintaining plant efficiency and measures taken to comply with health, safety and environmental standards and regulations; (ii) distribution of refined products in the Italian network (euro 177 million) in particular for the restructuring, upgrade, construction and purchase of new service stations (euro 95 million) and measures taken to comply with safety, health and environmental standards and regulations (euro 15 million); (iii) activities outside Italy (euro 248 million) concerning primarily the purchase of service stations in Germany, Spain and France; (iv) LPG (euro 11 million) and IT (euro 3 million). Total expenditure on compliance with regulations on health, safety and the environment amounted to euro 79 million (11% of the total).

        In 2002 capital expenditure in the Refining & Marketing segment amounted to euro 550 million, increasing by euro 54 million, up 10.7%, over 2001 and concerned: (i) refining and logistics in Italy (euro 203 million, of which 44 in logistics) aimed in particular at maintaining plant efficiency and measures taken to comply with health, safety and environmental standards and regulations; (ii) distribution of refined products in the Italian network (euro 168 million) in particular for the reorganization, upgrade and construction of new service stations (euro 96 million) and measures taken to comply with safety, health and environmental standards and regulations (euro 16 million); (iii) activities outside Italy (euro 109 million) representing 19% of the total capital expenditure and concerning primarily the purchase of service stations in France (euro 29 million) and the maintenance of the LPG distribution network in Brazil (euro 26 million). Total expenditure on compliance with regulations on health, safety and the environment amounted to euro 87 million (16% of the total).

        In 2003, capital expenditure in the Petrochemicals segment amounted to euro 141 million, with a decrease of euro 4 million over 2002, down 2.8% and concerned in particular actions for complying with safety and environmental regulations (euro 65 million) and actions for improving the efficiency of the Priolo and Porto Marghera crackers (euro 27 million).

        In 2002 capital expenditure in the Petrochemicals segment amounted to euro 145 million and in particular actions for complying with safety and environmental regulations (euro 135 million).

        In 2003, capital expenditure in the Oilfield services and Engineering segment amounted to euro 278 million, increasing by euro 45 million over 2002, up 19.3%. Capital expenditure in oilfield services and construction (euro 261 million) concerned: (i) the completion of the Mystras FPSO that will operate on the Okono/Opkoho fields in Nigeria; (ii) the completion of the conversion of Maxita into the new Saipem 3000 field development ship; (iii) the completion of the upgrade of the semisubmersible drilling platform Scarabeo 7 in order to adjust it to a new contract.

        In 2002 capital expenditure in the Oilfield services and Engineering segment amounted to euro 233 million, decreasing by euro 71 million over 2001, down 23.4%, and concerned mainly: (i) the initial conversion phase of Maxita aimed at increasing its flexibility and efficiency and seizing the opportunities of a strongly developing market (the vessel will retain its ability to lay flexible, umbilical lines and mooring systems in deep waters, and will also be provided with equipment for “reel”, “J” and “S” laying); (ii) the conversion of the Mystras tanker ship purchased in 2001 into an FPSO system; (iii) upgrade actions of the 5820 package plant employed in the Libyan offshore; (iv) the preparation of the drilling plants operating in Saudi Arabia for Aramco in 2002 and the purchase of equipment to be employed in Astrakhan (Russia).

Recent developments

        Eni has previsiously published its first quarter results for 2004.

        In the first quarter of 2004 oil prices continued their upward trends with the spot price for Brent, a benchmark crude oil, above the key level of 30 dollar/barrel due to geopolitical developments and strong demand for refined products in the United States and China. Refining margins fell with respect to the high level recorded in the first quarter 2003. The euro appreciated markedly against the dollar.

        In the April-May 2004 two-month period the spot price of Brent crude climbed to historical highs backed by strong demand and geopolitical developments. Also refining margins hit historical level due to strong demand for gasoline. Petrochemical margins improved slightly over the first quarter; however, based on economic and industry conditions, management does not expect any significant improvement in the near future. The euro continued to appreciate against the dollar due to the process of adjustment of structural imbalances of U.S. economy; management expects this movement in exchange rates to characterize the rest of 2004 and to adversely impact Eni's results of operations in 2004.

        The table below sets forth certain indicators of some of these external factors for the periods indicated:

	Three months ended March 31,		Two months April-May,
	2003	2004	2003	2004

Average price of Brent dated crude oil(1)	31.51	31.95	25.29	35.53
Average price in euro of Brent dated crude oil	29.37	25.56	22.56	29.63
Average EUR/USD Exchange rate(2)	1.073	1.250	1.121	1.199
Average European refining margin(3)	3.81	2.21	2.33	5.59
EURIBOR—three-month euro rate %	2.7	2.1	2.6	2.1
________________
(1)	In U.S. dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: European Central Bank.
(3)	In U.S. dollars per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

        Eni’s net income for the first quarter 2004 increased by 6.9% over the first quarter of 2003 due principally to: (i) higher net extraordinary income, related in particular to the recognition of a material gain on the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA; (ii) an increase in volumes sold in particular in the Exploration & Production and Gas & Power segments. As the price in dollars of Brent remained approximately on the same levels of the first quarter of 2003 (up 1.4%), these positive factors were partly offset by the negative impact of the 16.5% depreciation of the dollar over the euro on operating income. Eni’s operating income for the first quarter of 2004 decreased by 4.8% over the first quarter of 2003, due in particular to the decline registered in the:

  Exploration & Production segment (down 9.6%) related essentially to the depreciation of the dollar over the euro and higher writedowns of mineral assets, the effects of which were offset in part by higher hydrocarbon production sold, lower exploration costs and gains on the sale of mineral assets;

  Refining & Marketing segment (down 12%) due mainly to the depreciation of the dollar over the euro. These declines were offset in part by an increase in operating income recorded by the Gas & Power segment related essentially to a growth in volumes sold of natural gas (up 7.2%) and electricity (almost doubled), whose effects were offset by lower commercial margins.

        Eni’s net sales from operations (revenues) for the first quarter of 2004 increased by 2.4% over the first quarter of 2003 due essentially to higher volumes sold in Eni’s main operating segments, the effects of which were partially offset by the negative impact of the 16.5% depreciation of the dollar over the euro on operating income.

        The depreciation of the euro over other currencies, in particular the US dollar (as of March 31, 2004 the EUR/USD exchange rate was down 3.2% over December 31, 2003) determined with respect to 2003 year-end an increase in the book value of net capital employed, of net equity and of net borrowings.

        Net borrowings as of March 31, 2004 declined by 16.7% over December 31, 2003, due to: (i) cash flow generated by operating activities, influenced also by seasonality effects; and (ii) the divestment of assets in the Exploration & Production and Petrochemical segments. These positive factors were offset in part by financial requirements for capital expenditure and investment and the effects of changes in consolidation and of the conversion of financial statements of subsidiaries denominated in currencies other than the euro.

        In the first quarter of 2004 hydrocarbon production increased by 8.7% as compared to the first quarter of 2003, due to: (i) production increases mainly in Venezuela, Nigeria, Pakistan, Egypt and Kazakhstan; (ii) the start-up of new fields mainly in Australia, Angola, Pakistan, Nigeria and Norway. These increases were partly offset by declines in mature fields mainly in Italy, the United Kingdom and the United States and the effect of the divestment of assets in the United Kingdom in 2003. The share of production outside Italy was 82.9% (79.3% in 2003).

        Natural gas sales (included gas consumed by Eni) increased by 7.2% as compared to the first quarter of 2003, due to higher sales in the rest of Europe.

        Electricity production sold increased by 99.2% as compared to the first quarter of 2003, due essentially to the start-up of the first and second 390 megawatt generating units at the Ferrera Erbognone plant (in October 2003 and in February 2004, respectively) and in March 2004 of the first 390 megawatt generation unit at Ravenna.

The most relevant recent developments occurred after December 31, 2003 are the following:

  at the end of March 2004, Eni sold 9.054% of the share capital of Snam Rete Gas SpA, recognizing a material gain on disposal and material proceeds. Proceeds will be recognized in the cash flow for the second quarter of 2004;

  in April 2004 Eni signed an agreement with the Portuguese Government for the reorganization of Galp Energia (Eni’s interest 33.34%). See “Item 4 – Gas & Power – Development project”.

  In February 2004, under the North Caspian Sea PSA (Eni is operator with a 16.67% interest), the development plan of the Kashagan oil field located in the Kazakh section of the Caspian Sea was approved by the relevant Kazakh Authorities. The approved development plan consists of multiple phases; management expects production to start in 2008. Total planned capital expenditure is estimated at U.S. dollar 29 billion, being Eni’s share in the range of U.S. dollar 5 billion. See “Item 4 – Exploration and Production – Kazakhstan”

  Eni Shareholders’ Meeting of May 28, 2004 resolved to extend, until November 30, 2005 the Eni share buy-back program initiated in 2000, which provides for the purchase of a maximum of 400 million Eni shares for an amount not higher than euro 5.4 billion. On the same occasion, Eni shareholders’ meeting amended Eni by–laws, which have filed herein as exhibit.

Management Expectations of Operations

According to management’s own forecast, trends in 2004 of the key variables of the trading environment that influence Eni’s results of operations are indicated below:

  worldwide demand for oil is expected to increase by more than 1% over 2003 due to the recovery of world economy propelled by the USA, China and Japan;

  Eni’s forecast on oil prices in 2004 indicates an average price for Brent crude above 32 dollars/barrel, up 11% with respect to 2003 (28.84 dollars/barrel). This forecast assumes the stabilization of demand in the second part of the year and increased supply on part of both OPEC and non-OPEC countries;

  in 2004 the euro is expected to continue its appreciation over the dollar, due to the adjustment process of the USA current account deficit, the effects of which are offset in part by the different growth rates in the USA and the euro area. Eni forecasts an average euro/dollar exchange rate of about 1.25 dollars per euro, a 10% increase as compared to the average exchange rate of 2003 (1 euro = 1.131 US dollar);

  the demand for natural gas in Italy, assuming normal temperatures, is expected to remain at 2003 levels (about 77 billion cubic meters). Management expects an increase in consumption of natural gas in electricity production due to the start-up of new generation capacity to be offset by a decline in consumption of natural gas in the industrial sector as a result of weak industrial activity;

  refining margins in Europe are expected to remain at the average levels registered in the second half of 2003. The trend of margins will be supported by the expected increase in demand for gasolines in the USA and medium distillates in Asia.

The following are management’s forecasts for Eni’s key production and sales metrics in 2004:

  daily production of hydrocarbons (1.56 mmBOE/day in 2003), net of the effect of the rationalization of the portfolio of mineral assets is forecasted to grow in line with the planned average growth rate for the 2003-2007 period (approximately 5% per year). Eni expects that increases in 2004 will be achieved through production growth and start-ups outside Italy in areas where Eni’s presence is well established (Nigeria, Kazakhstan, Angola, Algeria and Libya) and more recently acquired ones (Iran, Pakistan, Venezuela and Australia);

  volumes of natural gas sold in primary distribution in Italy and the rest of Europe (including volumes of natural gas consumed by Eni) are expected to increase by about 5% (67.02 billion cubic meters in 2003); volumes transported on behalf of third parties in Italy are expected to increase by about 9% (24.63 billion cubic meters in 2003) as a result of the forecasted trends of demand and the increase of volumes supplied to Italian importers who resell these volumes to Italian customers;

  electricity production sold is expected to increase by 100% (5.55 terawatthour in 2003) due to the coming on-stream of new generation capacity (1.4 gigawatt) in particular at the Ferrera Erbognone and Ravenna sites (total generation capacity was 1.9 gigawatt in 2003);

  total refinery processing intake on own account is expected to increase by about 3% (31.80 million tonnes in 2003) and wholly-owned refineries are expected to continue running at full capacity;

  sales of refined products on retail markets in Italy and the rest of Europe are expected to increase by about 3% (14.01 million tonnes in 2003); average throughput is expected to increase both in Italy (1,813,000 liters in 2003) and in the rest of Europe (2,378,000 liters in 2003).

In 2004 capital expenditure is expected to amount to approximately euro 8 billion; about 92% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. The major projects concerned are: (i) in the Exploration & Production segment, the development of fields in Libya, Iran, Italy, Angola and Kazakhstan (Kashagan and Karachaganak) as well as exploration; (ii) in the Gas & Power segment, upgrade and maintenance of Eni’s primary and secondary natural gas transmission network, as well as continuation of power station construction; (iii) in the Refining & Marketing segment, the construction of a gasification plant for the production of synthesis gas from heavy fraction deriving from crude processing at the Sannazzaro refinery and the maintenance and upgrade of the fuel distribution network.

        Overall in the next four year period management plans to invest approximately euro 25.5 billion in new capital expenditure; over 90% of this new capital expenditure is planned be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. Key planned project are as follows: (i) the development of proved reserves of hydrocarbons in Kazakhstan, Lybia, Iran, Angola and Italy; (ii) exploration in selected areas; (iii) the upgrading of the Italian natural gas transport and distribution networks; (iv) the completion of the construction of new electricity generation capacity in Eni’s industrial sites of Brindisi, Ferrera Erbognone, Mantova, Ravenna and Ferrara; (v) interventions aimed at increasing the efficiency and the flexibility of Eni refining system; (vi) the upgrading of Eni Italian and European networks of service stations for the marketing of petroleum products.
In the near term, management plans to cover financial requirements related to this new capital expenditure and also to the payment of dividends by means of funds generated from operations. According to management‘s estimates funds generated from operations under a mid-cycle scenario for oil prices are sufficient to cover the above mentioned financial requirements without the need to increase finance debt. The above mid-cycle scenario is based on the following key assumptions: (i) the price of key marker crude Brent is assumed at an average of 16 dollar/barrel in real terms, baseline year 2000; and (ii) the US dollar -- euro exchange rate is assumed at parity. Management uses these assumptions to evaluate the profitability of individual capital expenditure projects. Management would expect over time to change these assumptions if the current levels of oil prices and the US dollar euro exchange rate persist for an extended period of time. Management targets a leverage of 0.40 at the end of year 2007. In the next four-year period management plans to pay dividends in line with dividends paid in 2001-2003 period (approximately euro 2.8 billion per year). See “Item 8 – Dividend Policy”.

        Eni is experiencing some pricing pressure in its core natural gas business in Italy as a consequence of the opening of the domestic natural gas market and the need to sell volumes of natural gas purchased under take-or-pay contracts to certain Italian natural gas operators in order to comply with the mandatory ceilings provided for by the Italian regulatory system (See “Item 4 – Regulation of the Italian natural gas market” and “Item 3 – Risk factors”). Management expects Eni’s operating profit in year 2004 to be affected by this trend in its natural gas business. However management believes these negative factors to be offset almost completely by the expected growth in natural gas sales in other European markets and in electricity production sold, the expected benefits following the integration of Eni marketing policy in natural gas and electricity generation businesses, cost savings associated from planned efficiency improvement actions and higher tariffs in natural gas transport outside Italy.In order to meet the medium and long-term demand of natural gas in particular of the Italian market, Eni entered into long-term purchase contracts with producing countries that have a residual average term of approximately 17 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.3 billion cubic meters of natural gas per year by 2008. See “Item 4 – Gas & Power – Natural gas purchases”. Until year 2002 Eni’s natural gas supply contracts have not entailed the application of take-or-pay clauses. In 2003 due to a growth of the natural gas market in Italy lower than planned and to an increase of the volumes of natural gas imported into Italy by third parties, Eni’s offtake was lower than the minimum contracted volumes. Eni has recognized its suppliers a cash advance of euro 6 million providing to Eni the right, exercisable within 10 years, to withdraw about 540 million cubic meters of gas after payment of the residual portion of price and after having met the minimum offtake requirements applicable in each year. Management expects to recover the sum paid with volumes withdrawn already in 2004, provided that the natural gas market grows according to management’s expectations.

        The expectations described above are subject to risks, uncertainties and assumptions associated with the oil and gas industry, and economic, monetary and political developments in Italy and globally that are difficult to predict. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to, crude oil and natural gas prices; demand for oil and gas in Italy and other markets; developments in electricity generation; price fluctuations; drilling and production results; refining margins and marketing margins; currency exchange rates; general economic conditions; political and economic policies and climates in countries and regions where Eni operates; regulatory developments; the risk of doing business in developing countries; governmental approvals; global political events and actions, including war, terrorism and sanctions; project delays; material differences from reserves estimates; inability to find and develop reserves; technological development; technical difficulties; market competition; the actions of field partners, including the inability of joint venture partners to fund their share of operating or developments activities; industrial actions by workers; environmental risks, including adverse weather and natural disasters; and other changes to business conditions.

        Off-Balance Sheet Arrangements

        Eni has entered into certain off-balance sheet arrangements, including derivative financial instruments, guarantees and other commitments, as described in Note 23 to the Consolidated Financial Statements. Eni's principal financial obligations, including commitments under take-or-pay or ship-or-pay clauses, are described under "Contractual Obligations" below. See the Glossary for a definition of take-or-pay or ship-or-pay clauses.

        Off-balance sheet arrangements comprise those arrangements that may potentially impact Eni’s liquidity, capital resources and results of operations, even though such arrangements are not recorded as liabilities under generally accepted accounting principles. Although off-balance sheet arrangements serve a variety of Eni’s business purposes, Eni is not dependent on these arrangements to maintain its liquidity and capital resources; nor is management aware of any circumstances that are reasonably likely to cause the off-balance sheet arrangements to have a material adverse effect on the company’s financial condition, results of operations, liquidity or capital resources.

        Eni has provided various forms of guarantees on behalf of unconsolidated subsidiaries and affiliated companies, mainly relating to guarantees for loans, lines of credit and performance under contracts. In addition, Eni has provided guarantees on the behalf of consolidated companies, primarily relating to performance under contracts. These arrangements are described in Note 23 to the Consolidated Financial Statements.

        Contractual Obligations

        The following table summarizes the principal financial obligations which are described in Item 18— Financial Statements—Note 11 and 23.

	Total	2004	2005	2006	2007	2008	Thereafter
				(million €)
Long Term Debt	8,826	490	1,948	1,177	974	194	4,043
Short Term Debt	7,428	7,428
sub total	16,254	7,918	1,948	1,177	974	194	4,043
Operating leases relating to real estate rental in Italy	821	75	77	78	80	81	430
Other Committments(off balance sheet):
Take-or-pay	74,189	5,141	4,540	4,370	4,412	4,514	51,212
Ship-or-pay	10,000	500	490	490	510	520	7,490
Others(1)	547
(1)-Purchase of Goverment Bond from employees (in balance sheet as per US GAAP)	181	181
-Memorandum of intent relating Marghera	149	30	30	30	30	29	0
-Memorandum of intent relating Val D'agri	217	32	13	13	13	13	133
	547	243	43	43	43	42	133

        “Other commitments” relating to natural gas take-or-pay and ship-or-pay contracts were calculated by applying the forecasted prices of energy or services in the medium term scenario used in Eni’s four-year plan to minimum take or minimum ship quantities. Management expects amounts due under Eni take-or-pay and ship-or-pay contractual obligations in years subsequent to year 2008 to be roughly in line with the average amounts expected to be paid in the 2004-2008 period.

        Liquidity Risk

        Eni’s financial operations are managed according to a centralized model where financial subsidiaries have specific roles and assignments. Eni’s Treasury Department coordinates and controls all activities, defines objectives and constraints in terms of financial structure, programs and risk management.

        Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. The Group has access to a wide range of funding at competitive rates through the capital markets and banks. The Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements. See “Net borrowings” above.

        Credit risk

        Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. In addition, as a result of its use of financial and commodity instruments, including derivatives, to manage market risk, Eni has credit exposures through its dealings in the financial and specialized oil and gas markets. Eni controls the related credit risk by entering into contracts only with highly credit-rated counterparties and through credit approvals, limits and monitoring procedures, and does not usually require collateral or other security. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment. Eni has not experienced material non-performance by any counterparty.

        Hedging

        The most important currencies for Eni are the euro and the U.S. dollar. See “Item 3—Risk Factors— Exchange Rates”. Eni’s hedging policy is to minimize foreign exchange rate exposure through a policy of matching assets and liabilities where appropriate. Eni also uses forward exchange contracts to hedge existing receivables and payables, including deposits and borrowings denominated in currencies other than the currency used in the relevant financial statements. At December 31, 2003, the notional amount of forward exchange contracts was euro 6,165 million (euro 7,611 million as of December 31,2002) and the notional amount of purchased options was euro 550 million (euro 348 million as of December 31,2002). Eni does not enter into derivative transactions on a speculative basis.

        Eni enters into commodity hedging contracts for the purpose of reducing its exposure to changes in commodity prices in connection with specific transactions, including, to a limited extent, to mitigate the effects of petroleum price fluctuations. At December 31, 2003, Eni maintained for this purpose open derivative commodity contracts, the amounts of which were not material.

        Eni enters into various types of interest rate contracts (primarily interest rate swaps, forward rate agreements and interest rate collars) to manage its interest rate risk, to lower its funding costs and diversify its sources of funding and to minimize interest rate exposures arising from mismatches between assets and liabilities. At December 31, 2003, the notional amount of interest rate contracts was euro 5,764 million, of which euro 5,690 million (euro 5,555 million as of December 31,2002) related to swaps and euro 74 million related to collars. See Note 24 to the Consolidated Financial Statements.

        Research and Development

        For a description of Eni’s research and development operations in 2002, see “Item 4 —Research and Development”.

Summary of Significant Differences Between Italian GAAP and U.S. GAAP

        Eni’s financial statements have been prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. The significant differences between Italian GAAP and U.S. GAAP, as applied to Eni’s financial statements, are: A) consolidation policy; B) exploration & production activities; C) valuation of assets and subsequent revaluation; D) monetary revaluation of assets; E) deferred tax assets and liabilities; F) depreciation of fixed assets; G) intangible assets; H) capitalized interest expense; I) derivatives; J) stock compensation; K) stock issuance costs; L) marketable securities; M) costs related to site restoration and abandonment; N) treasury shares; O) extraordinary income and expense; P) sales of government bonds; Q) reclassification of inventory; R) comprehensive income; S) earnings per share; T) guarantees; U) liabilities for redundancies. See Note 27 to the financial statements for a more detailed discussion of the significant differences between Italian GAAP and U.S. GAAP that affect Eni’s financial statements, and Note 28 to the financial statements for a reconciliation of net income and shareholders’ equity between Italian GAAP and U.S. GAAP.

        Consolidated operating income reconciled to U.S. GAAP was euro 9,215 million, euro 7,861 million and euro 8,853 million in 2003, 2002 and 2001, respectively, compared with consolidated operating income under Italian GAAP of euro 9,517 million, 8,502 million and 10,396 million in those same years. The significant effects on operating income by segment that arise from a reconciliation to U.S. GAAP are as follows: (i) in 2002 and 2001, for the Oilfield Services and Engineering and Gas & Power segments the accounting for Saipem SpA and Italgas SpA, including their subsidiaries, under the equity method for U.S. GAAP purposes, while the same entities are consolidated for Italian accounting principles purposes; in 2003, for the Oilfield Services and Engineering segment the accounting for Saipem SpA, including its subsidiaries, under the equity method for U.S. GAAP purposes, while the same entities are consolidated for Italian accounting principles purposes; (ii) for the Exploration & Production segment, the recapitalization of certain oil and natural gas exploration and development costs that were fully or differently amortized in the same period under Italian accounting principles; (iii) for all segment, effect of asset impairments and revaluations; (iv) for all segments, effect of depreciation of monetary revaluation of assets; (v) for Gas & Power segments, effect of use of different rates of depreciation; (vi) for all segment, the elimination of goodwill amortization; (vii) for Gas & Power segments, differences in fair value assigned to assets acquired in the purchase of a business; (viii) for all segments, the recapitalization of interest on debt that was incurred in order to bring qualified assets to their intended use and was expensed in the year incurred; (ix) for all segment, the effect of stock grants and options awarded to employees; (x) for all segment, the effect of stock issuance costs; (xi) in 2003, for the Exploration & Production segment, the effect related to site restoration and abandonment liabilities; (xii) in 2002, for the Other activities segment, the effect related to reserves for contingencies; in 2003, for the Oilfield Services and Engineering and Other activities segments, the effect related to reserves for contingencies; (xiii) for all segments, the reclassification of restructuring costs into operating expense as required by U.S. GAAP. See Note 27 to the financial statements for the “Summary of Differences Between Italian and U.S. GAAP” and Note 28 for a breakdown of operating income by segment under U.S. GAAP for the years 2001 through 2003.

        Net income reconciled to U.S. GAAP was euro 6,296 million, euro 5,292 million and 6,317 million in 2003, 2002 and 2001, respectively, compared with consolidated net income under Italian accounting principles of euro 5,585 million, euro 4,593 million and 7,751 million in those same years. In addition to the effects discussed above, the reconciliation of consolidated net income to U.S. GAAP was affected (i) in 2001, by adjustment of gains on disposals due to the elimination of monetary revaluation and adjustment of gains on the sale of interests in a consolidated subsidiary (Snam Rete Gas); (ii) in 2002 and 2003, by the effect of the differences related to companies carried on the equity method; (iii) in 2001, 2002 and 2003 by the effect of deferred income taxes; (iv) ) in 2001, 2002 and 2003 by the effect of derivative contracts.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The Board of Directors of Eni SpA’s currently in office consists of eight members. The table below sets forth the names of the eight members of the Board of Directors, their positions, the year when each was initially appointed as a Director and their ages. This Board of Directors was appointed by the Ordinary Shareholders’ Meeting held on May 30, 2002 for a three-year period; it will therefore expire at the date of the General Shareholders’ Meeting approving Eni’s financial statements for the financial year 2004.

Name	Position	Year First Appointed to Board of Directors	Age

Roberto Poli	Chairman	2002	66
Vittorio Mincato	Managing Director and CEO	1998	68
Mario Giuseppe Cattaneo	Director	1998	74
Alberto Clô	Director	1999	57
Renzo Costi	Director	1996	67
Dario Fruscio	Director	2002	67
Guglielmo Antonio Claudio Moscato	Director	2002	68
Mario Resca	Director	2002	59

        While it remains a significant shareholder, the Ministry of Economy and Finance intends to continue to participate in the nomination and election of Eni’s Board of Directors in order to protect its investment as a shareholder. During whatever period the Ministry of Economy and Finance remains a majority shareholder, according to Italian law, as confirmed by Decision No. 466/1993 of the Corte Costituzionale (Constitutional Court), the Corte dei Conti (Court of Accounts) has the right and duty to exercise a role as financial controller of Eni’s operations in order to protect the interest of the State as a shareholder. In order for the Court of Accounts to exercise such control, a representative of the Court of Accounts attends the meetings of the Board of Directors and the Board of Statutory Auditors of Eni without the right to vote and Eni has the obligation to send to the Court of Accounts its financial statements together with the reports of the Board of Directors, the Board of Statutory Auditors and its external auditors. The representative of the Court of Accounts who attends the meetings of the Board of Directors and Board of Statutory Auditors of Eni is Luigi Schiavello (alternate Angelo Antonio Parente). On the occasion of Eni’s Ordinary Shareholders’ Meeting held on May 30, 2002 which appointed the current Board of Directors, the Minister of Economy and Finance decided not to exercise its power to appoint a member of the Board.

        On June 5, 2002 the new Board of Directors delegated to the Chairman, Roberto Poli, powers for researching and promoting integrated projects and strategic international agreements, and appointed Vittorio Mincato Managing Director and CEO, confirming the powers already delegated to him by the previous Board of Directors. In 2003 the Board of Directors reviewed Eni’s corporate governance system and on September 17 defined the Board of Directors’ exclusive competencies and the Managing Director’s powers. On November 14, 2000 the Board of Directors of Eni appointed Stefano Cao as General Manager of the Exploration & Production division with those powers as determined by the Board on the same date. Mr. Cao may be removed by the Board of Directors of Eni without cause.

        On January 30, 2001 the Board of Directors of Eni appointed Luciano Sgubini as General Manager of the Gas & Power division with those powers as defined by the Board on the same date. Mr. Sgubini may be removed by the Board of Directors of Eni without cause.

        On April 14, 2004 the Board of Directors of Eni appointed Angelo Taraborrelli as General Manager of the Refining & Marketing division with those powers as defined by the Board on the same date. Mr. Taraborrelli may be removed by the Board of Directors of Eni without cause. Mr. Taraborrelli replaced Mr.Callera, who has reached the retirement age

The table below sets forth Eni SpA’s executive officers and the General Managers of Eni’s three divisions, their positions within Eni, the year they were appointed to such positions, their total years of service at Eni and their ages. The executive officers of Eni are appointed by the Managing Director of Eni and may be removed without cause.

Name	Management Position	Year First Appointed to Current Position	Total Number of Year of Service at Eni	Age

Stefano Cao	General Manager for the Exploration
	& Production division	2000	27	53

Luciano Sgubini	General Manager for the Gas & Power
	division	2001	35	64

Angelo Taraborrelli	General Manager for the Refining &
	Marketing division	2004	31	56

Fabrizio D’Adda	The Group Senior Vice President for
	Health Safety and the Environment	2002	34	62

Vittorio Giacomelli	The Group Senior Vice President for
	Supply Operations	2001	35	64

Carlo Grande	The Group Senior Vice President for
	Legal Affairs	1986	25	63

Roberto Jaquinto	The Group Senior Vice President for
	Administration	1992	41	62

Marco Mangiagalli	The Group Senior Vice President for
	Finance	1993	25	55

Leonardo Maugeri	The Group Senior Vice President for
	Strategies and International Relations	2000	9	40

Eugenio Palmieri	The Group Senior Vice President for
	Public Affairs and Communication	2001	12	57

Luigi Patron	Chief Technology Officer	2001	43	64

Renato Roffi	The Group Senior Vice President for
	Human Resources	2000	32	57

The biographies of Eni’s directors and executive officers are set out below.

        Roberto Poli was appointed Chairman of Eni SpA on May 30, 2002. Recently he has founded and is currently President of Morelli &Partners SpA, a consulting firm for corporate finance, mergers, acquisitions and reorganisations. He is also President of Prof. Roberto Poli e Associati SpA. From 1966 to 1998 he was Professor of Business Finance at the Università Cattolica of Milan. He is Member of the Board of Directors of Fininvest SpA, Mondadori SpA, Merloni Termosanitari SpA, G.D. SpA and general partner of Brafin S.A.P.A.

        Vittorio Mincato was appointed Chief Executive Officer of Eni SpA on November 19, 1998. He was confirmed for a three-year term (2002-2005) by the Board meeting held on June 5, 2002. This appointment capped an over 40-year-career with the Eni group. He is currently a Member of the Management Board and of the Executive Committee of Confindustria (the General Confederation of Italian Industry) where he is Director in charge of the Centre of Studies. He is a Member of the General Confederation of Management Committee of Assonime, the Association of Italian Public Limited Companies and of CNEL (National Committee for Economy and Labour). He is Member of the Board of Directors of “Fondazione Teatro alla Scala”. On July 14, 2003 the Milan Polytechnic Institute awarded him the honorary degree in Management Engineering.

        Mario Giuseppe Cattaneo is a chartered accountant, public auditor and Professor of Corporate Finance at the School of Business of Milan’s Università Cattolica del Sacro Cuore. He is currently President of C.B.I. Factor SpA, Member of the Board of Directors of Otis SpA, Unicredito Italiano SpA, UnicreditBanca Audit SpA, Luxottica Group SpA and Banca Lombarda SpA and Vice President of Euromobiliare Fondi SpA and Euromobiliare Alternative Investments SGR SpA

        Alberto Clô was Minister of Industry and Minister of Foreign Trade ad interim in 1995 and 1996. Since 1997 he has been President of the Scientific Committee of the Scuola Enrico Mattei. He is Member of the Board of Directors of GTP Holding SpA, Sagat SpA and Chairman of Aeroporto G. Marconi di Bologna SpA. He is also President of the Scientific Committee of Eni Corporate University and in 2003 he was appointed Director of ASM Brescia SpA and Società Autostrade SpA.

        Renzo Costi is an attorney and a consultant. He served as magistrate from 1964-68 and is currently Professor of commercial law at the University of Bologna. He was founder, and currently is co-director, of the magazines “Giurisprudenza Commerciale”, “Banca Impresa e Società” and “Banca, Borsa e titoli di credito”. He is member of the Board of Directors of Editrice Il Mulino SpA.

        Dario Fruscio is a chartered accountant, public auditor and consultant; he is currently Professor of Economy and Management at the University of Pavia and taught at the Accademia Nazionale della Guardia di Finanza of Bergamo.

        Guglielmo Antonio Claudio Moscato was President of Eni SpA from 1996 to 1999. He is currently President of the Fondazione Eni Enrico Mattei.

        Mario Resca is Chairman and Managing Director of McDonald’s Italia SpA and Chairman of Italia Zuccheri SpA (formerly Eridania SpA), National Board member of U.P.A. (Union of Associated Advertising Operators), Chairman of Confimprese and Director of Mondadori SpA and Member of the Board of liquidators of Cirio Del Monte Group in extraordinary administration.

        Stefano Cao joined the Eni group as a technical engineer active mainly in offshore construction. He then became general manager, managing director and chairman of Saipem SpA, and is at present General Manager of Eni’s Exploration & Production division.

        Luciano Sgubini, mining engineer, was involved in hydrocarbon production activities of Agip SpA. He served various positions in the Eni group such as Vice President of Agip SpA, Chairman and CEO of Saipem SpA and Chairman of Snam SpA until he became General Manager of Eni’s Gas & Power division. He is a member of the Board of Directors of many Eni group companies.

        Angelo Taraborrelli, graduated in law, joined the group as expert in analysis evaluation and control of investments in the oil market. After the merger of AgipPetroli with Eni he was appointed Deputy Chief Operating Officer of Eni SpA Refining & Marketing division for Marketing Operations and on April 14, 2004 he became General Manager of Eni’s Refining & Marketing division.Carlo Grande, attorney at law, joined the Eni group in 1977 and has served as senior vice president for legal affairs since 1986. He is a member of the Board of Directors of various Eni companies.

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

        Eugenio Palmieri qualified as journalist in 1971 and worked as correspondent for “Il Sole 24-Ore”, “Il Tempo”, “La Stampa”. In 1991 he was appointed Head of Press Office and later also supervisor of External Relations. In May 1995 he was appointed Managing Editor of Agi News Agency, a subsidiary of Eni and the second largest Italian newswire.

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

        Auditors

        Statutory Auditors

        The Italian legislation requires Italian listed corporations to have a board of statutory auditors composed of independent experts in accounting matters and in matters specified in such corporations’ by-laws. Eni SpA’s Board of Statutory Auditors is elected by the shareholders meeting, with the exception of the Chairman thereof, who is appointed by the Ministry of Economy and Finance. See “Item 10. Additional Information— Memorandum and Articles of Association—Limitations on Voting and Shareholdings—Special Powers of the State”. Eni SpA’s by-laws currently provide that the Board of Statutory Auditors consists of five effective statutory auditors and two alternate auditors (each of them automatically substitutes an effective auditor who resigns or is otherwise unable to serve as an auditor elected in the same list).

        The following table sets forth the names, positions and year of appointment of the members of the Board of Statutory Auditors of Eni, who were elected on May 30, 2002.For a description of the duties of the Board of Statutory Auditors see below.

Name	Position	Year First Appointed to Board of Statutory Auditors

Andrea Monorchio	Chairman	1995
Luigi Biscozzi	Auditor	1999
Paolo Andrea Colombo	Auditor	2002
Filippo Duodo	Auditor	1998
Riccardo Perotta	Auditor	1999
Fernando Carpentieri	Alternate Auditor	1995
Giorgio Silva	Alternate Auditor	1999

        External Auditors

        As provided for by Italian laws, external auditors must be a chartered company and are appointed by the Shareholders’ Meeting. Eni’s external auditors, PricewaterhouseCoopers SpA, were appointed by the Shareholders’ Meeting of June 1, 2001 for a three-year term ending with the Meeting approving financial statements for 2003. Eni’s Shareholders’ Meeting of May 28, 2004 confirmed the appointment of PricewaterhouseCoopers SpA for a further three year period ending with the Meeting approving financial statements for 2006.

Compensation

        See Note 29 to the consolidated financial statements for a description of stock grant and stock option plans.

        Pursuant to Consob Decision No. 11971 of May 14, 1999, as amended, compensation of Directors of Eni, statutory auditors and general managers of Eni’s divisions is reported in the table below, which includes all the persons who held a position in 2003, also for a fraction of the year.

  The column “Compensation for positions held at Eni SpA” includes compensation decided by the shareholders’ meeting and compensation of the Chairman and the Managing Director set by the Board of Directors, in agreement with the Board of Statutory Auditors, pursuant to article 2389, subsection 2 of the Italian Civil Code;

  the column “Non monetary benefits” indicates all fringe benefits, including insurance policies;

  the column “Bonuses and other incentives” indicates the variable part of the compensation of the chairman, the Managing Director and General Managers of Eni’s divisions;

  the column “Other compensation” indicates the salary of the Managing Director and of the General Managers (employees of Eni), as well as the compensation for positions held in other Eni companies.

Name	Position	Compensation for position	Non cash benefits	Bonuses and other incentives	Other compensation	Total

		(thousand €)

Board of Directors
Poli Roberto	Chairman	520	9	227		756
Mincato Vittorio	Managing Director	490		788	927	2,205
Cattaneo Mario Giuseppe	Director	85		20		105
Clô Alberto	Director	85		20		105
Costi Renzo	Director	83		20		103
Fruscio Dario	Director	87		20		107
Moscato Guglielmo	Director	88		20		108
Resca Mario	Director	86		20		106

Board of Statutory Auditors
Monorchio Andrea	Chairman	112				112
Biscozzi Luigi	Effective Auditor	94			46(1)	140
Colombo Paolo Andrea	Effective Auditor	94			23(2)	117
Duodo Filippo	Effective Auditor	86			47(3)	133
Perotta Riccardo	Effective Auditor	93			20 (4)	113

General Manager E&P division
Cao Stefano				262	576	838

General Manager G&P division
Sgubini Luciano				267	573	840

General Manager R&M division
Callera Gilberto				351	469	820

		2,003	9	2,015	2,681	6,708

________________________
(1)	Includes compensation for the position of effective Statutory Auditor of Syndial SpA (former EniChem SpA) and Polimeri Europa SpA.
(2)	Includes compensation for the position of Director of Saipem SpA from May 2 to December 31, 2003.
(3)	Includes compensation for the position of effective Statutory Auditor of Snamprogetti SpA and Chairman of the Board of Statutory Auditors of Consorzio Eni per l’Alta Velocità – Cepav Uno.
(4)	Includes compensation for the position of effective Statutory Auditor of Enifin SpA.

        For the year ended December 31, 2003, the aggregate compensation paid to or on behalf of the executive officers of Eni SpA was euro 7.80 million. The foregoing amounts include salaries, fees for attending meetings, lump-sum amounts paid in lieu of expense reimbursements, stock option, stock grant and health and pension contributions. The foregoing amounts do not include amounts accrued to the reserve for employee termination indemnities, which is used to pay severance pay as required by Italian law to employees upon termination of employment. The members of the Board of Directors in their capacity as such are not entitled to receive such severance pay. At December 31, 2003, the total amount accrued to the reserve for employee termination indemnities with respect to members of the Board of Directors who were also employees of Eni, with respect to three General Managers and with respect to the executive officers of Eni SpA was euro 4.19 million.

        The table below sets forth the amount and maturity of stock options granted to Eni’s Chief Executive Officer, General Managers and executive officers in 2003:

	Options granted in the year	Options held at year end
	753,500	1,418,500
Number of options

Average exercise price (euro)	13,743	14,434

Maturity (days)	1,096	772
Expiration (days)	2,834	2,551

Weighted average exercise price for
options existing as of December 31, 2002 (euro)	15,216

Exercise price for options granted in 2003 (euro)	13,743

The information in the table above is current to June 14, 2004. No additional options have been granted from December 31, 2003 to that date. Eni issues only ordinary shares. For further information on Eni’s stock compensation see “Note 29 to the Consolidated Financial Statements”.

Board practices

        Appropriate conduct

        Due to the complex scenario in which Eni operates, the Board of Directors has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes within its group and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, customers, commercial and financial partners and the communities where Eni operates. All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to make others observe them. The belief of working for the advantage of Eni cannot be a justification for behaviours contrary to such principles. These values are stated in a “Code of Conduct” whose observance by employees is evaluated by the Board of Directors. The Code of Conduct is published in Eni’s internet site (www.eni.it).

        In its meeting of January 20, 2000 Eni’s Board of Directors resolved to adopt the Self-discipline Code of Listed Companies (the “Code”) and, pursuant to a thorough review of the matter, underscored how Eni’s organizational model is essentially in line with the principles expounded in the Code, as well as with related recommendations issued by Consob.

        In accordance with the request of Borsa Italiana SpA, in particular the “Guidelines for the preparation of the yearly report on corporate governance” of February 12, 2003, follows information on Eni’s corporate governance system. In preparing this report account has been taken also of the “Guide to the preparation of the report on corporate governance” published by Assonime and Emittenti Titoli SpA in February 2004.

        The Board of Directors: competencies, delegate powers and composition

        Eni’s organizational structure follows the traditional model of companies in which management is exclusively entrusted to the Board of Directors, which is the central element of Eni’s corporate governance system. Monitoring functions are entrusted to the Board of Statutory Auditors and accounting control is entrusted to external auditors appointed by the Shareholders’ Meeting.

        The Board of Directors delegated specific powers to the Chairman and Managing Director, who are the representatives of the company according to article 25 of Eni’s by-laws.

        In accordance with the internationally accepted principles of corporate governance, the Board of Directors established committees with consulting and proposing functions.

        In 2003 the Board of Directors thoroughly reviewed Eni’s corporate governance system; in addition to exclusive competencies entrusted to it by art. 2381 of the Civil Code, the Board has reserved the following tasks:

        1. to define corporate governance rules for the Company and Group companies, including the appointment, definition of functions and regulations of Board Committees;

        2. to define guidelines for the internal control system, based on indications provided by the relevant Board Committee, and monitor the effectiveness and modes of managing main corporation risks;

        3. to examine and approve the main features of corporate and Group organization, checking the effectiveness of the organization and administration setup prepared by the Managing Director;

        4. to determine – on proposal of the Managing Director – strategic guidelines and objectives at the Company and Group level;

        5. to examine and approve multi-annual strategic, industrial and financial plans at the Company and Group level;

        6. to examine and approve yearly budgets of Divisions, of the Company and the consolidated Group budget;

        7. to evaluate and approve quarterly accounts and related disclosure and any other period accounts and related disclosure provided for by the law and to compare quarterly results with planned results;

        8. to evaluate the general trends in operations with specific attention to possible conflicts of interest;

        9. to examine and approve strategically relevant agreements;

        10. to receive from Directors entrusted with specific powers timely reports describing the activities performed under such powers and the most relevant transactions, according to a specific previously agreed definition, and any atypical or unusual relations and transactions with related parties;

        11. to receive from Board Committees periodic reports on activities performed, according to previously agreed definitions and timetables;

        12. to attribute, modify and revoke powers to Directors, defining their limits and modes of execution, determining the compensation related to such powers, after consultation with the Board of Statutory Auditors. To deliver guidelines to empowered Directors and to recall to itself transactions included in the delegated power;

        13. to approve, based on the indications of the relevant Committee, the adoption and implementation of share incentive plans and to define the compensation criteria of top managers;

        14. to appoint, revoke and delegate powers to general managers, on proposal of the Managing Director and in agreement with the Chairman;

        15. to decide major sale and purchase transactions of the Company and to provide a pre-emptive evaluation of those concerning Group companies, in particular:

            a) sale and purchase transactions as well as conferral of real estate, investments, companies of amounts exceeding euro 50 million,

            b) capital expenditure in tangible and intangible assets with great significance for the Group in terms of strategic impact and risks, and however all those of amounts exceeding euro 100 million, as well as any initiatives of the Exploration &Production Division in new areas,

            c) the provision of loans from Eni or its subsidiaries to third parties,

            d) the provision from Eni of personal or real guarantees to third parties in the interest of Eni or its subsidiaries of an amount exceeding euro 50 million,

            e) the provision of loans from Eni or its subsidiaries to affiliates as well as of real and personal guarantees on their bonds of amounts exceeding euro 50 million and, in any case, if the amount is not proportional to the stake held in the affiliate;

        16. to examine and decide any proposal of the Managing Director concerning voting and appointment of members of the Board of Directors and the Board of Statutory Auditors of major subsidiaries;

        17. to formulate all the proposals of decisions to be presented to the Shareholders’ Meeting.

        The Board entrusted the Chairman with powers to conduct strategic international relations and the Managing Director with all managing powers except those that cannot be delegated and those reserved to the Board.

        In accordance with article 27 of Eni’s by-laws, the Chairman chairs Shareholders’ Meetings, convenes and chairs Board of Directors meetings and oversees the implementation of decisions made by it.

        In accordance with article 23 of Eni’s by-laws, the Chairman and the Managing Director report timely to the Board of Statutory Auditors, at least quarterly and at each Board meeting, on activities performed and major transactions of Eni and its subsidiaries, in particular on those entailing possible conflict of interest.

        In accordance with article 17 of Eni’s by-laws, the Board of Directors is composed of 3 to 9 members. The present Board of Directors is made up by 8 members elected by the Shareholders’ Meeting of May 30, 2002 for a three-year term, their mandate expires with the Meeting convened to examine financial statements as of December 31, 2004. In the Meeting of May 30, 2002 the Economy and Finance Minister chose not to appoint one member of the Board, in agreement with the Minister of Productive Activities, as per article 6 of Eni’s by-laws. The appointment of the Board of Directors (except for the Director appointed by the Economy and Finance Minister) calls for a list vote in order to ensure presence of representatives of minority equity interests on the Board of Directors. The lists must be deposited at Eni’s headquarters at least ten days before the date set for the Shareholders’ Meeting in first call, published on newspapers with national distribution and include a resume of each candidate.

        Board members must comply with the honorability and independence requirements provided for by applicable regulations, as well as the professionalism and experience required for performing their duties with efficacy and efficiency, to which they are expected to dedicate adequate time and resources.

        Board committees

        In order to carry out its tasks more effectively, the Board of Directors has instituted three advisory Committees: the Internal Control Committee and Compensation Committee, which were formed exclusively by independent (in accordance with standards currently applicable to Eni as a foreign private issuer), non-executive Board members in 2003, and the Oil & Gas Committee in which also the Managing Director participates. Board members do not receive additional compensation for performing their functions in Board committees.

        The Committees are formed as follows:

        Internal Control Committee: Mario Giuseppe Cattaneo (Chairman), Alberto Clô, Renzo Costi and Guglielmo Antonio Claudio Moscato.

        Compensation Committee: Mario Resca (Chairman), Mario Giuseppe Cattaneo, substituted in February 2004 by Roberto Poli, and Renzo Costi.

        Oil & Gas Committee: Alberto Clô, Dario Fruscio, Vittorio Mincato and Guglielmo Antonio Claudio Moscato.

        The Code suggests the creation of a “Committee for appointment proposals” in the companies with shares held widely by the public, especially when the Board notices that shareholders find it difficult to prepare proposals for appointments. This committee has not been formed because, as mentioned above, candidate lists are usually accompanied by the candidates’ curricula.

        Internal Control Committee

        The Internal Control Committee, established by the Board of Directors in 1994, based on the decisions adopted by the Board on October 18, 2000 and November 7, 2003, holds functions of supervision, counsel and proposal in the area of monitoring general management issues.

        In the meeting of November 7, 2003 the Board approved the Committee’s regulation and specified its functions (the regulation is available on Eni’s internet site). In its meeting of November 28, 2003 the Board appointed Mario Giuseppe Cattaneo as Chairman of the Internal Control Committee.

In the course of 2003 the Internal Control Committee convened 11 times, with an average participation of 86% of its members, and has accomplished the following: (i) reviewed the audit programs prepared by Eni SpA’s and Group companies’ internal audit functions; (ii) reviewed and evaluated results of Eni SpA’s and Group companies’ internal auditing procedures; (iii) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for external audit companies to examine the essential features of 2002 financial statements with specific reference to extraordinary transactions, transactions with related parties and relations among functions entrusted with controls at Eni SpA and its subsidiaries; (iv) monitored the development of the operational model of the internal audit function; (v) met with the Group’s main external auditor in order to discuss the requirements of new U.S. legislation, including that relating to the function of auditors; (vi) reviewed its regulation in order to adjust it to the “July 2002 revised edition” of the Self-discipline Code of the Committee for Corporate Governance of listed companies and in light of the provisions of the Sarbanes-Oxley Act; (vii) reviewed the situation of appointments of external auditors of main group companies, the relevant accounts and the opinions contained in the reports of external auditors of Eni’s Italian subsidiaries; (viii) examined the issues related to the option of appointing to additional functions companies belonging to the network of the external auditors, expressing its opinion; (ix) defined the additional functions that can be requested to the external auditors; (x) examined and monitored the activities devised by Eni for the compliance with rules introduced by Legislative Decree No. 231/2001 as amended; (xi) extended the scope of work of the Group’s main external auditor to listed subsidiaries and analyzed the operating modes of the bidding process for the conferral of the function of external auditors for the 2004-2006 period.

        In 2003, Eni’s external auditors met with Eni Internal Control Committee in order to discuss: (i) critical accounting policies and practices applied for the purpose of a proper representation of Eni’s results of operations and financial condition; (ii) alternative accounting treatments provided for by generally accepted accounting principles concerning material items discussed with management, including ramifications of the use of, the impact deriving from the application of said alternative disclosures and treatments and relevant information, as well as the treatments preferred by external auditors; (iii) the contents of any other material written communication between external auditors, and management.

        In January 2004, the Committee examined the results of the bid and expressed to the Board its favourable opinion for the appointment of PricewaterhouseCoopers SpA as external auditor for 2004-2006 financial statements.

        Compensation Committee

        The Compensation Committee, established by the Board of Directors in 1996, proposes incentive schemes for managers and the yearly remuneration of the Chairman and Managing Director to the Board of Directors and overviews the criteria used in determining compensation of the Group’s top management.

        In 2003, the Committee met three times, with an average participation of 90% of its members, and accomplished the following: (i) reviewed the objectives of the 2003 Group Performance and Incentive Plan and the results of the 2002 plan, with reference to the proposal to the Shareholders’ Meeting to authorize the Board of Directors to use treasury shares for the 2003-2005 Stock Grant Plan (see Incentive plans for Eni managers with Eni stock in Note No. 29 to Eni's Financial Statements below); (ii) examined the assignation schemes of the stock option and stock grant plans for 2003 to be approved by the Board of Directors; (iii) examined the results of 2002 in order to determine the fixed and variable remuneration of Directors and the proposal concerning the variable part of the remuneration of the Chairman and Managing Director; (iv) reviewed the guidelines and criteria of the remuneration policy for Group managers.

        In the meeting of February 26, 2004 the Board approved the Committee’s regulation and specified its functions (the regulation is available on Eni’s internet site). In the same meeting the Board appointed Mario Resca as Chairman of the Compensation Committee.

        Oil & Gas Committee

        The Oil & Gas Committee, established by the Board of Directors in 2002, is entrusted with the monitoring of trends in oil markets and the study of their aspects.

        In 2003 the Oil & Gas Committee met three times, with an average participation of 95% of its members, and examined: (i) the issue “Hydrocarbons in the Caspian basin: problems and perspectives” with particular attention to the various options related to the transmission of hydrocarbons from Eni’s production sites in Kazakhstan. To this end market aspects, economic and geopolitical issues were examined for each transportation route. Further study is ongoing on this matter; (ii) the issue “Eni’s growth options by external lines”. The international oil scenario and the behaviour of Eni’s main competitors were analyzed in terms of growth, portfolio and efficiency policies in order to base Eni’s strategic considerations on international growth opportunities in the short, medium and long-term.

        Board of Statutory Auditors

        The Board of Statutory Auditors, in accordance with article 149 of Legislative Decree No. 58/1998, monitors the respect of laws, of Eni’s memorandum of association, of the principles of proper administration, the adequacy of the company’s organizational structure for the parts concerning administration and accounting, internal controls and Eni’s administration and accounting systems, as well as its reliability in presenting information properly and the adequacy of regulations imposed to subsidiaries according to article 114, line 2 of the mentioned decree.

        The Board of Statutory Auditors comprises five auditors and two substitute auditors, all appointed by the Shareholders’ Meeting of May 30, 2002 for a three-year term, their mandate expires with the Meeting convened to examine financial statements as of December 31, 2004. The Chairman was appointed on May 29, 2002 with decree of the Minister of Economy and Finance in consultation with the Minister for Productive Activities, in accordance with article 6 of Eni’s by-laws. The Board of Statutory Auditors is appointed in accordance with articles 17 and 28 of Eni’s by-laws, which call for a list vote in order to ensure presence of representatives of minority equity interests on the Board of Statutory Auditors. Auditors are autonomous and independent even from the shareholders who elected them. The lists of candidates include a resume of each candidate and are deposited at the company’s headquarters at least 10 days before the date of the Shareholders’ Meeting in first call and are published on national newspapers.

        On December 19, 2001 Eni’s Shareholders’ Meeting modified art. 28 of Eni’s by-laws in order to include the provisions contained in the Decree of the Minister of Justice No. 162 of March 30, 2000, concerning the honorability and professional requirements of auditors of listed companies. Eni’s by-laws state that at least two auditors and one substitute auditor are chosen among chartered auditors and must have performed auditing activities for at least three years and that auditors not provided with these requirements must be chosen among those provided with the level of professionalism described in Decree No. 162/2000. For the purposes of said Decree, the by-laws define as related subjects commercial law, corporate economy and finance, engineering and geology. Eni’s auditors are all chartered auditors.

        The Board of Statutory Auditors is made up of the Chairman, Andrea Monorchio, four auditors, Luigi Biscozzi, Paolo Andrea Colombo, Filippo Duodo and Riccardo Perotta, and two substitute auditors, Fernando Carpentieri and Giorgio Silva. The resumes of auditors are published in Eni’s web site. Paolo Andrea Colombo, Filippo Duodo and Fernando Carpentieri were candidates in the list of the Ministry of Economy and Finance; Luigi Biscozzi, Riccardo Perotta and Giorgio Silva were candidates in the list presented by institutional investors coordinated by Arca SGR SpA.

        Statutory auditors receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions. Eni’s by-laws allow meetings held by teleconference.

        On May 30, 2002 the Shareholders’ Meeting determined the compensation for the Chairman of the Board of Statutory Auditors and each Auditor amounting to euro 87,000 and euro 58,000 respectively and euro 1,000 for the presence to each meeting, as well as payment of reasonable attendance expenses.

        As provided for by Italian laws, external auditors must be a chartered company and are appointed by the Shareholders’ Meeting. Eni’s external auditors, PricewaterhouseCoopers SpA, were appointed by the Shareholders’ Meeting of June 1, 2001 for a three-year term ending with the Meeting approving financial statements for 2003.

        Special Powers of the State

        For a description of the special powers of the State, see “Item 10 – Memorandum and Articles of Association – Limitations on Voting and Shareholdings – Special Powers of the State” below.

        Investor relations and information processing

        In concert with the launch of its privatization process, Eni adopted a communication policy aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive and prompt information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly updated on Eni’s internet site and sites of the Group’s main companies. Investor and shareholder relations are handled by special Eni functions.

        Relations with investors and financial analysts are held by the Investor Relations office. Information is available on Eni’s web site and can be requested to the investor.relations@eni.it mailbox.

        Relations with the press are held by the manager heading the Relations with the press unit.

        Relations with shareholders are held by the Corporate Secretary office. Information is available on Eni’s web site and can be requested to the segreteriasocietaria.azionisti@eni.it mailbox and the toll-free number 800940924.

        Information regarding period reports and major events/transactions as well as procedures concerning corporate governance is promptly released to the public, also through the internet site. A specific section of Eni’s site contains all press releases, presentations provided in meetings with the press and financial analysts, notices to shareholders and bond holders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Documents available to the public free of charge are mailed on request.

        Eni is aware that financial information plays a crucial role in the functioning of capital markets and in the creation and maintenance of satisfying relationships between the company and its increasingly wide area of stakeholders. Eni is also aware that investors’ trust in listed companies is one of the essential elements for the functioning of global economy. Investors must be able to rely on the absolute moral integrity of persons responsible of key positions in companies and on their respect of corporate codes of conduct, procedures and rules. Eni’s commitment to provide investors and markets with truthful, complete, transparent, timely and selective financial information is confirmed by its Code of Conduct, that identifies the fundamental values for the deployment of its activities in the completeness and transparency of financial information, the formal and substantial legitimacy of behaviour of its employees at any organizational level and the clarity and truthfulness of its accounting, in accordance with laws and regulations in force.

        On December 18, 2002, Eni’s Board of Directors approved a “Procedure for the disclosure of information to the market concerning Group activities” published on Eni’s internet site. The procedure acknowledges Consob guidelines and the “Guidelines for information to the market” issued in June 2002 by the Ref Forum on company information, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events. It also contains sanctions applied in case of violation of its rules.

        Eni’s Code of Conduct defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.

        Internal dealing

        In compliance with the provisions contained in the Rules of the markets organised and managed by Borsa Italiana SpA (the Italian Stock Exchange) and in the text modified by Consob with Resolution 13655 of July 9, 2002, on December 18, 2002 Eni’s Board of Directors has approved the Code of Conduct for Internal Dealing (published on Eni’s internet site) concerning transactions involving financial instruments issued by Eni SpA and its listed subsidiaries. This Code, in force from January 1, 2003, contains the provisions that govern public disclosure obligations and limitations regarding transactions involving financial instruments issued by Eni and by its listed subsidiaries executed on their own behalf by relevant persons. Relevant persons have been identified to be: (i) Board members and auditors of Eni, the Magistrate of the Court of Accounts delegate inspector; (ii) the managers directly reporting to the Chairman and the Managing Director of Eni and the managers directly reporting to the aforementioned first line of managers.

        According to the Code, the market has to be informed at the end of each calendar quarter about the operations carried out by relevant persons if their amount in each calendar quarter exceeds euro 35,000 (the limit set by the Rules of the Italian Stock Exchange is euro 50,000) while the market has to be informed without delay of transactions if their amount exceeds 175,000 in each six-month calendar period (the limit set by the Rules of the Italian Stock Exchange is euro 250,000).

        The stock options exercise in connection with stock option plans and the sale of shares acquired in connection with stock option and stock grant plans are to be taken into account with reference to the above mentioned limits.

        The Code on Internal Dealing prevents relevant persons from carrying out transactions on the financial instruments issued by Eni SpA and its listed subsidiaries in the fifteen working days preceding the meetings of the Board of Directors of Eni SpA convened to review the financial statements and the preliminary results as well as, if not announced in the previous cases, the meeting of the Board resolving on the dividend proposal to the Shareholders’ Meeting. This prohibition does not apply to the option exercise in connection with stock option and stock grant plans, provided that shares are not sold in said periods.

Employees

        At December 31, 2003, Eni’s employees were 76,521 with a decrease of 4,134 employees (down 5.1% over 2002), of which 1,447 persons in Italy (down 3.3%) and 2,687 persons outside Italy (down 7.3%). Employees hired in Italy were 42,235 (55.2% of all Group employees), of these 39,863 were working in Italy, 2,178 outside Italy and 194 on board of vessels. As compared to 2002, the 1,447 unit decline in employees was due to changes in consolidation (105) and to the balance of persons leaving their job and new hiring (1,342).

        Employees hired and working outside Italy at December 31, 2003 were 34,286 (44.8% of all Group employees), with a 2,687 persons decrease mainly due to the negative balance (down 2,952 persons with fixed-term contracts) of persons leaving the job (Saipem in Kazakhstan) and new hiring (Snamprogetti), offset only in part by the purchase of Mol-Gaz (265 employees).

        The process of efficiency improvement and search for new skills and know-how continued in 2003 with a total of 3,397 persons dismissed, of these 2,622 had an open-end contract and 775 a fixed-term contract, and 2,055 persons hired, of which 772 persons with a fixed-term contract and 1,283 with open-end contracts, which confirms Eni’s commitment to a stable workforce. Most of new employees, that represented 2.7% of total employees, had university qualifications (678 persons of which 405 are engineers) and 562 persons had a high school degree, thus improving the qualitative mix of production units.

Employees at year end	2001	2002	2003

	(units)
Exploration & Production	7,533	7,715	7,718
Gas & Power	14,286	13,317	12,982
Refining & Marketing	15,172	13,757	13,277
Petrochemicals	11,022	11,691	7,050
Oilfield Services Construction and Engineering	18,632	29,091	26,457
Other activities	4,303	5,084	8,044

	70,948	80,655	76,521

        The table below sets forth Eni’s employees at December 31, 2002 in Italy and outside Italy:

		2001	2002	2003

		(units)
Exploration & Production	Italy	4,495	4,617	4,555
	Outside Italy	3,038	3,098	3,163

		7,533	7,715	7,718

Gas & Power	Italy	11,704	10,852	10,302
	Outside Italy	2,582	2,465	2,680

		14,286	13,317	12982

Refining & Marketing	Italy	8,638	7,332	6,882
	Outside Italy	6,534	6,425	6,395

		15,172	13,757	13,277

Petrochemicals	Italy	9,952	10,172	5,585
	Outside Italy	1,070	1,519	1,465

		11,022	11,691	7,050

Oilfield Services Construction and Engineering
Oilfield Services	Italy	2,279	2,255	2,423
	Outside Italy	12,881	22,770	18,910

		15,160	25,025	21,333

Engineering	Italy	3,055	3,433	3.544
	Outside Italy	417	633	1,580

		3,472	4,066	5,124

Other activities	Italy	4,255	5,021	8,944
	Outside Italy	48	63	63
		4,303	5,084	9,007

Total	Italy	44,378	43,682	42,235
Total	Outside Italy	26,570	36,973	34,286

		70,948	80,655	76,251

of which senior managers		1,438	1,537	1,733

Share Ownership

        At April 30, 2004, the total number of shares owned by the directors, statutory auditors and executive officers of Eni SpA as a group was 292,024 equal to approximately 0.007% of Eni’s share capital outstanding at December 31, 2004. Eni issues only ordinary shares, each bearing one-vote right; therefore shares held by Eni SpA directors statutory auditors and executive officers have no different voting rights.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        As of March 31, 2004, the Ministry of Economy and Finance, the Cassa Depositi e Prestiti SpA and Gruppo Intesa were the only persons known by Eni to own more than 2% of any class of Eni SpA’s voting securities. On December 12, 2003, the Ministry of Economy and Finance transferred the title to 400,288,338 shares of Eni to the Cassa Depositi e Prestiti SpA, a State wholly-owned entity. At such date, the total amount of Eni SpA’s voting securities owned by these shareholders was:

Title of Class	Number of Shares Owned	Percent of Class

Ministry of Economy and Finance	813,443,277	20.32%
Cassa Depositi e Prestiti	400,288,338	10.00%
Eni SpA	231,297,836	5.78%
Gruppo Intesa	86,548,464	2.16%

        The Ministry of Economy and Finance, in agreement with the Ministry of Productive Activities, retains certain special powers over Eni. See “Item 10. Additional Information— Memorandum and Articles of Association— Limitations on Voting and Shareholdings—Special Powers of the State”. Following the continuation of its share buy-back program, as of May 27, 2004 Eni held 232,365,688 treasury shares, corresponding to 5.80% of Eni share capital. For a discussion of Eni share bay-back program see “Item 10 – Additional Information –Purchase by Eni SpA of its own shares”.

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

        Dividends

        Eni’s dividend policy in future periods, and the amount of future dividends, will depend upon a number of factors including, but not limited to, Eni’s capital expenditure and development plans, level of profitability and leverage1 and the “Risk Factors” set out in Item 3. Eni SpA’s net income and, therefore, the amounts available for payment of dividends therefrom will also depend on the level of dividends received from Eni’s subsidiaries. However, consistent with such factors, the Board of Directors expects to recommend to future meetings of shareholders to maintain the dividend level set in year 2001 (euro 0.75 per share) in the next four-year plan. In year 2001 Eni consolidated net income reached its highest level in Eni history due also to extraordinary gains on disposals. In 2003, the euro 0.75 dividend per share proposed by Eni’s Board of Directors for fiscal year 2003 maintained the same level of the dividend for fiscal year 2001; the ratio of dividends to consolidated net income (pay-out) was 51%. This dividend proposal was approved by the general shareholders’ meeting on May 28, 2004.

Significant Changes

        See “Item 5—Recent Developments” for a discussion of Eni’s results of operations in the first quarter of 2004 and other material developments that occurred after December 31, 2003.

Item 9. THE OFFER AND THE LISTING

Offer and Listing Details

        The ordinary shares of Eni SpA, nominal value euro 1.00 each (the “Shares”), are traded on the Blue Chip segment of the Mercato Telematico Azionario or MTA (“Telematico”), the Italian screen-based dealer market, which is the principal trading market for shares in Italy. The Blue Chips segment of Telematico includes shares of the companies whose market capitalization amounts to more than euro 800 million. American Depository Shares (“ADSs”), each representing five Shares, are listed on the New York Stock Exchange.

        The table below sets forth the reported high and low reference prices of Shares on Telematico and of ADSs on the New York Stock Exchange, respectively. See “Item 3—Key Information—Exchange Rates” regarding applicable exchange rates during the periods indicated below.

	Telematico		New York Stock Exchange

	High	Low	High	Low

	(euro per Share)		(US$ per ADS)
1999	12.608	10.184	69.000	52.375
2000	14.496	9.536	64.875	46.562
2001	15.598	11.564	69.700	52.500
2002	17.145	12.938	82.110	60.900
2003	15.746	11.881	94.980	66.150
2002
First quarter	16.856	13.536	74.150	60.900
Second quarter	17.145	15.428	80.000	71.550
Third quarter	16.775	12.938	82.110	64.060
Fourth quarter	15.289	13.256	78.700	65.550
2003
First quarter	15.746	11.881	82.080	66.150
Second quarter	14.284	12.490	84.850	68.100
Third quarter	14.104	12.819	78.860	73.130
Fourth Quarter	15.163	13.423	94.980	78.540
December 2003	15.163	14.240	94.980	86.860
2004
First quarter	16.640	14.723	101.340	92.350
January 2004	15.466	14.723	98.550	92.350
February 2004	15.856	14.870	98.980	93.520
March 2004	16.640	15.762	101.340	96.000
April 2004	17.378	16.418	104.710	100.730
May 2004	17.385	16.320	106.150	97.310
June 2004 (through June 14, 2004)	17.270	16.760	105.510	102.510

        Source: Reuters

        Morgan Guaranty Trust Company of New York (the “Depositary”) functions as Eni’s depositary bank issuing American Depositary Receipts (“ADRs”) pursuant to the Deposit Agreement among Eni, the depositary and the beneficial owners (“Beneficial Owners”) and registered holders form time to time of ADRs issued thereunder.

        At June 14, 2004 there were 6,265,167 ADRs outstanding, representing 31,310,835 shares, or 0.008% of all Eni's shares outstanding, held by 43 holders of record (including The Depository Trust Company) in the United States of America, 40 of which are U.S. residents. Since certain of such ADRs are held by nominees, the number of holders may not be representative of the number of Beneficial Owners in the United States or elsewhere

        The Shares are included in the MIB 30, the index of the 30 largest companies by capitalization and initially listed on Telematico. The MIB 30 is the principal indicator used to track the performance of the Italian stock market, and is the basis for the FIB 30 index of future contracts, as well as the MIBO 30 option contracts traded in the Italian Derivatives Market (“IDEM”). The Shares are the largest component of the MIB 30, with a weighting of approximately 17.3%, as established by Borsa Italiana SpA (“Borsa Italiana”) after its review of the composition of the MIB 30 on April 19, 2004. In addition, options on the Shares are traded on IDEM. IDEM facilitates the trading of call and put options on shares issued by companies that meet certain required capitalization and liquidity thresholds.

        Since January 14, 2002 the rule on the minimum lot of shares for transactions on the Telematico has been eliminated. Outside Telematico, block trading is permitted for orders that meet certain minimum size requirements and must be notified to Consob and Borsa Italiana. Starting from May 15, 2000 shares have been also trading on a special market, named After Hours trading market or TAH (“After Hours”), after the closure of the day time of Telematico under special rules.

Markets

        Telematico is organized and administered by Borsa Italiana subject to the supervision and control of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange or “Consob”), the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of the dealings and protect investors. Borsa Italiana is a joint stock company (Società per Azioni) that was established to manage the Italian regulated financial markets (including Telematico) as part of the implementation in Italy of the EU Investment Services Directive, Borsa Italiana and has issued rules governing the organization and the administration of the markets it regulates, which are Telematico, Nuovo Mercato (high growth companies), After Hours, Mercato Expandi (small companies), IDEM (index and stock derivatives market), MTF (ETF and Funds), MOT and Euro MOT (bond markets), SeDeX (covered warrants and certificates) as well as the admission to listing on and trading on these markets. Since March 28, 2000, a three-day rolling cash settlement has been applied to all trades of equity security in Italy, instead of the preceding five-day settlement.

        If the opening price of a security (established each trading day prior to the commencement of trading based on bids received) differs by more than 10% (or such other amount established by Borsa Italiana) from the opening price, trading in that security will not be permitted until Borsa Italiana authorizes the trading. If in the course of a trading day the price of a security fluctuates by more than 5% from the last reported sale price (or 10% from the previous day’s reference price), trading in that security will be automatically suspended for a certain period of time. In the event of such a suspension, effect is not given to trades agreed but not confirmed before the suspension.

        Effective July 1, 1998, the Italian financial markets are primarily regulated by Legislative Decree No. 58 of February 24, 1998 (“Decree No. 58”), which consolidated the previous regulation primarily by restating the provisions of Legislative Decree No. 415 of July 23, 1996.

        Decree No. 58 provides that trading of equity securities, as well as any other investment services, may now be carried out on behalf of the public by società di intermediazione mobiliare (securities dealing firms or “SIMs”), which are authorized intermediaries, authorized banks and certain types of finance companies. In addition, banks and investment firms organized in a member nation of the EU are permitted to operate in Italy provided that the intent of the bank or investment firm to operate in Italy is communicated to Consob and the Bank of Italy by the competent authority of the member state. Pursuant to Decree No. 58 the Bank of Italy, in agreement with Consob, is responsible for regulating clearance and settlement. Non-EU banks and non-EU investment firms may operate in Italy subject to the specific authorization of Consob and the Bank of Italy.

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

        Eni is incorporated under the name “Eni SpA” resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953. The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in compliance with concessions required by law.

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

        The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Decree No. 58 of February 24, 1998.

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

        For a complete description of the powers of the Board, the Managing Director and the Chairman, appointments, role of the Board and rules and procedures of the meetings of the Board see “Item 6.—Board Practices”.

        The Board of Directors and the Managing Director report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries: in particular the Board of Directors and the Managing Director report to the Board of Statutory Auditors on operations entailing potential conflicts of interest. Article 2391 of the Italian Civil Code applies in the case of interests of the Directors.

        On May 30, 2002, Eni’s ordinary Shareholders’ Meeting resolved to delegate authority to the Board of Directors, pursuant to Article 2420-ter of the Civil Code, to issue bonds, included bonds convertible into shares issued by Eni SpA controlled subsidiaries and/or warrant bonds to purchase or subscribe shares of Eni SpA controlled subsidiaries, up to the amount equivalent to euro 4 billion for a five-year period commencing on May 30, 2002, in one or more times and in one or more tranches. The Board of Directors is empowered to adopt any act, including but not limited to the fixing of yield, duration and terms of the issues. . The Extraordinary Shareholders’ Meeting held on May 28, 2004, cancelled this delegation of authority, pursuant to the new version of the Italian Civil Code in force as of January 1, 2004, that confers authority to issue bonds directly to the Board.

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

        The by-laws provide that no person, in any capacity, may own shares amounting to more than 3% of Eni SpA’s voting share capital. Such maximum limit is calculated taking into account the aggregate shareholding of a controlling entity, whether an individual or a legal entity (each a “person”); its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities, as well as relatives within the second degree by blood or marriage (except for a legally separated spouse). Affiliation exists as set forth in applicable Italian legislation, as well as between entities that, directly or indirectly, through controlled entities (other than those managing investment funds) are bound, even with third parties, by agreements relating to the exercise of voting rights or the transfer of shares or interests in third-party companies or other agreements relating to third-party companies as specified by applicable Italian legislation if such agreements relate to at least 10% of the voting share capital of a listed company or 20% of the voting share capital of a non-listed company. For purposes of calculating the 3% limit, shares held through a fiduciary nominee or intermediary are taken into account.

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

        Under the provisions of Law No. 602 of November 27, 1996, the 3% limit does not apply to shareholdings in Eni SpA held by the Ministry of Economy and Finance; state-owned entities controlled by other entities or by the State. The 3% limit does not apply, in the event that such limit is exceeded as a result of the acquisitions of shares pursuant to a mandatory tender offer (offerta pubblica di acquisto totalitaria) or a preventative tender offer (offerta pubblica di acquisto preventiva), each as provided for by Decree No. 58, regardless of whether a majority of the voting rights is acquired thereby. The approval of the Ministers as described below in “—Special Powers of the State” is however requested for Shares acquired pursuant to tender offers.

        For other limitations that may affect voting rights, see “—Reporting Requirements and Restrictions on Acquisitions of Shares”.

      Special Powers of the State

        Under Italian laws the State, acting through the Minister of Economy and Finance, in agreement with the Minister of Productive Activities (together with the Minister of Economy and Finance, the “Ministers”), holds certain special powers in connection with any transfer of a controlling interest in certain State-owned companies operating in public service sectors, including Eni SpA. The law places no limit on the duration of such special powers. Such powers are to be exercised in accordance with EU principles. Specific guidelines have been introduced by the Decree of the President of the Council of Ministers (DPCM), May 4, 1999, which sets forth the conditions in which the Ministers can exercise their special veto over a company’s strategic decisions. According to article 66 of Law 488, dated December 23, 1999, such guidelines have been confirmed by the DPCM dated February 11, 2000.

        Eni’s by-laws in article 6.2, which applies article 2, line 1 of Law Decree No. 332 of May 31, 1994, modified and converted into Law No. 474 of July 30, 1994, acknowledge that the Ministers possess the following special powers:

  Approval of Material Acquisitions of Shares. The Ministers have the authority to approve or disapprove the acquisition of "material interests" in the share capital of Eni SpA, defined as interests representing at least 3% of the share capital having the right to vote at an ordinary shareholders' meeting. See "--General". Approval or disapproval must be given within 60 days from the date of the notice to be filed by the Board of Directors at the time a request is made for registration in the register of shareholders by such a purchaser of a material interest. Until the approval is granted or the 60-day period has expired without the approval having been granted, the purchaser may not exercise the voting rights or any rights other than economic rights pertaining to the Shares constituting the material interest. In the event the approval is denied by the Ministers or the 60-day period has expired without the approval having been granted, the purchaser must sell the Shares constituting the material interest within one year. In the event of failure to comply with such requirement, the Ministry of Economy and Finance shall petition the courts to order the forced sale of the shares constituting such a material interest. With reference to the ADR program established in respect of the shares, the Ministers approved the acquisition of 3% or more of the voting share capital of Eni SpA by the Depositary, considering the Depositary the record holder and not the Beneficial Owner of Shares, represented by ADSs and evidenced by ADRs. Each of the holders and Beneficial Owners of ADSs are subject to the 3% limit. The Minister of Economy exercised these powers only once in order to allow a merchant bank to own shares of Eni SpA to be resold on the market following an IPO.
  Approval of Material Shareholders' Agreements. The Ministers have the authority to approve or disapprove shareholders' agreements or other arrangements involving 3% or more of the share capital of Eni SpA having the right to vote at an ordinary shareholders' meeting. Such approval or disapproval must be given within 60 days from the date of the notice to be provided to the Minister of Economy and Finance by Consob following to the notifications of shareholders' agreements or other arrangements to Consob. Until such approval is granted or the 60-day period has expired without the approval having been granted, the shareholders participating in such agreement or other arrangement may not exercise the voting rights or any rights other than economic rights pertaining to the Shares subject to such agreement or other arrangement. In the event the approval is denied by the Ministers or the 60-day period has expired without the approval having been granted, the agreement is ineffective. In accordance with Italian laws, if the conduct of shareholders during a shareholders' meeting supports an inference that there exists among such shareholders a shareholders' agreement or other arrangement to be notified to Consob and such agreement or other arrangement has not been notified, then any resolutions adopted at such meeting with the decisive vote of such shareholders may be challenged and voided.
  Board of Directors and Board of Statutory Auditors' Members. The Ministers have the power to appoint one Director to the Board of Directors and the Chairman of the Board of Statutory Auditors. At Eni's Ordinary Shareholders' Meeting held on May 30, 2002 which, among other things, appointed the new Board of Directors, the Ministers decided not to exercise their power to appoint a member of the Board. Therefore the number of members of the Board was set at eight versus the preceding nine-member Board.
  Veto Power over Major Changes. The Ministers have veto power with respect to shareholders' resolutions to dissolve Eni SpA, to cause a transfer, merger or demerger of Eni SpA, to transfer the registered office of Eni SpA outside Italy, to change the corporate purposes or to amend or modify any of the special powers described in this section.

        Article 4 of Law No. 350/2003 (2004 budget law), lines 227 to 231, introduced changes to Law No. 474 of July 30, 1994 concerning the exercise of special powers by the Government in “companies directly or indirectly controlled by the State operating in the fields of defence, transports, telecommunications, energy sources and other public services” (the so called golden share). Line 231 states: “The by-laws of companies conferring special powers to the State shall be amended according to the provisions of lines 227 to 230". This amendment is subject to the issue of specific decrees by the President of the Council of Ministers concerning the identification of companies: (i) “in whose by-laws before any deed is approved that determines the loss of control, a new clause needs to be introduced with decision of an extraordinary Shareholders’ Meeting attributing to the Minister of Economy and Finance the title to exercise one or more special powers in consultation with the Minister for Productive Activities” (line 227); (ii) “from whose by-laws a decision of an extraordinary Shareholders’ Meeting must cancel any clause attributing one or more special powers to the Minister of Economy and Finance” (line 229). Furthermore, always with decree of the President of the Council of Ministers to be issued within 90 days from the entry into force of the budget law, (iii) “the criteria must be identified for exercising special powers, limiting their use only to the case of prejudice to the interests of the State” (line 230).

        With a decision published on May 23, 2000, the European Court of Justice declared that Italy, in granting the Minister of Economy and Finance “special powers” and introducing them in the by-laws of some privatized companies, violated the obligations imposed by Articles 43 (former article 52, right of establishment), 49 (former 59, free provision of services) and 56 (former 73b, free movement of capitals) of the European Treaty.

        In accordance with past decisions, the Court analyzed Italian legislation in force at the expiration of the terms defined in the European Commissions’s informed opinion, therefore it did not take into account DPCM of May 4, 1999, article 66 of Law No. 488/99 and DPCM of February 11, 2000 which included provisions limiting those “special powers” of the Minister of Economy and Finance. These are currently being analyzed by the European Commission.

      Minority Protection Provisions

        Under Italian laws, the by-laws of companies, such as Eni SpA, that impose a maximum limit on the number of shares that may be held by any shareholder must provide for the election of directors and statutory auditors through the voto di lista (voting list) system, to ensure that minority shareholders of a company are represented on its board of directors and board of statutory auditors. Accordingly, Eni’s by-laws require that the members of the Board of Directors and the Board of Statutory Auditors of Eni SpA not directly appointed by the Ministers (see “—Special Powers of the State”) be elected on the basis of candidate lists presented either by the Board of Directors or by one or more shareholders (including the Minister of Economy and Finance) representing in the aggregate at least 1% of the share capital of Eni SpA having the right to vote at ordinary shareholders’ meetings. Such candidate lists must be deposited at the registered office of Eni SpA and published in at least three Italian newspapers having general circulation in Italy (two of which must be business dailies). Publication of the candidate list presented by the Board of Directors shall occur at least 20 days before the first call (as defined below) of the Shareholders’ Meeting. Such term is reduced to 10 days in the case of candidate lists proposed by shareholders. Each shareholder may present or participate in the presentation of only one candidate list and each candidate may appear on only one list.

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

        The Extraordinary Shareholders’ Meeting held on May 28, 2004 approved an amendment to article 17.3 of the by-laws according to which companies that are controlling entities or under common control, as defined by Article 2359, first Paragraph, of the Civil Code, or compnaies controlled by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list.

        Several provisions of Italian legislation are intended to increase the protection of minority shareholders. In particular, (i) shareholders’ meetings must be called also on request of holders of at least 10% of the outstanding Shares (the Board of Directors, however, may refuse to call the meeting when conflicting with the company’s interests) (art. 2367 c.c.); (ii) at an extraordinary shareholders’ meeting resolutions are passed with the approval of at least twothirds of the shares represented at the meeting, whether on first, second or third call (Art. 2368-2369 c.c.) at least the majority, one third and one fifth of the share capital; (iii) shareholders’ actions against the Board of Directors, the Statutory Auditors. Official Receivers and the Managing Director may be promoted by shareholders holding at least 5% of the outstanding shares (Art. 2393 bis); (iv) the actions that a single shareholder may sue (art. 2394-bis) and (v) collective shareholders’ complaints to the Board of Statutory Auditors may be promoted by shareholders holding at least 5% of the outstanding share (art. 2409 c.c.). The company’s by-laws may further lower the thresholds in (iii) and (v) and increase the voting quorums under (ii). Effective from July 1, 1998, accounting control functions are under the exclusive competence of company’s independent auditors, and the company’s Board of Statutory Auditors no longer carries out such functions.

      Reporting Requirements and Restrictions on Acquisitions of Shares

        Under Consob Regulation, any direct or indirect participation in excess of 2%, 5%, 7.5%, 10% and subsequent multiples of 5% in the voting shares of a listed company must be notified to such company and to Consob, within five open market days from the effectiveness of the transaction triggering such obligation to notify.

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

        If anyone holds an interest exceeding 2% of the share capital of a listed company, such listed company or any entity controlling such listed company may not acquire an interest exceeding 2% of the share capital of a listed company controlled by said holder. If the foregoing limit is exceeded, the holder who last exceeded the foregoing limit or both the holders, if it is not possible to ascertain which holder exceeded such limit last, may not exercise the voting right related to the shares exceeding the foregoing limit. Such limits are not applicable in case of a tender offer for acquiring at least 60% of the ordinary shares of a listed company. For a description of the limitation on cross-ownership between a company and its subsidiaries, see “Purchase by Eni SpA of its Own Shares”.

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

      Shareholders’ Meetings

        Registered shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Each holder is entitled to cast one vote for each share held. Votes may be cast personally, by proxy or by mail, in accordance with applicable regulations. Meetings are called by Eni SpA’s Board of Directors when required or deemed necessary, or on request of shareholders representing at least 10% of outstanding shares, who must provide an agenda of the matters to be discussed to the Chairman of the Board of Directors. Meetings may also be called, by the Board of Statutory Auditors or by two Auditors, provided that such call has been notified in advance.

        Ordinary shareholders’ meetings must be convened at least once a year. At these ordinary meetings, shareholders approve the financial statements, resolve upon dividend distribution, if any, may appoint Directors, Statutory Auditors and, when necessary, the External Auditors, determine their remuneration and vote on the liability of Directors and Statutory Auditors and approve shareholders’ meeting regulation. Extraordinary meetings of shareholders may be called to pass upon proposed amendments to the by-laws, capital increases, mergers, consolidations, demerger, issuance of debentures, appointment of liquidators and similar extraordinary actions. The notice of a shareholders’ meeting generally specifies two meeting dates (“calls”) and because Eni SpA is listed such notice may specify three calls for extraordinary shareholders’ meetings.

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

        The financial statements of Eni SpA are submitted for approval to the annual shareholders’ meeting, which must be convened within 180 days after the end of the financial year. Shareholders are informed of all meetings to be held by publication of a notice in the Gazzetta Ufficiale and in at least one Italian newspaper of general circulation at least 30 days before the date fixed for the meeting. Under current legislation, the reports and proposals of the Board of Directors to the shareholders meeting for any item on the agenda of the meeting and the financial statements to be submitted to the shareholders’ approval, shall be deposited at the Shareholders disposal at the Company’s registered office and at Borsa Italiana.

        Admission to the meeting is granted to shareholders who requested the notification of attendance pursuant to article 34 of Consob Deliberation No. 11768 of December 23, 1998, at least five days prior to the date of the meeting on first call. The extraordinary shareholders’ meeting, held on May 28 2004, approved the amendment of Article 13 of the by-laws according to which the term is reduced to two days. For a description of the procedures to be followed by Beneficial Owners of ADRs to attend shareholders’ meetings and exercise voting rights with respect to underlying Shares, see “Description of American Depositary Receipts—Voting of Deposited Securities”. Beneficial Owners of Shares held with Monte Titoli need only to instruct the relevant banks associated with Monte Titoli which hold their accounts to procure admission tickets and proxy forms.

        The Extraordinary Shareholders’ Meeting held on May 28, 2004, approved the amendment to Article 23 of the by-laws according to which the Board of Director is allowed to resolve (i) the merger and demerger of at least 90% directly owned subsidiaries; (ii) the establishment and winding up of branches; (iii) the amendment to the by-laws to adequate its provisions to the current legislation.

        Pursuant to Legislative Decree No. 213 dated June 24, 1998, Eni SpA’s shares have been “dematerialized” (the shares are not longer incorporated in a certificate). Therefore for the exercise of the rights connected to outstanding Shares not yet dematerialized, Shareholders must first deliver such shares to a financial intermediary associated with Monte Titoli.

        Shareholders may appoint proxies by completing the form attached to the admission ticket. Directors, Statutory Auditors, auditors and employees of Eni SpA or of controlled companies, and the External Auditors of Eni SpA, banks and Monte Titoli may not be appointed proxies. Any one proxy may not represent more than 200 shareholders of Eni SpA. A proxy may be appointed for a single meeting, including the first, second and third call thereof unless the proxy is general or given to a company, association, foundation, other entities or institutions to an employee.. The by-laws of Eni SpA provide for voting by mail. There are no limitations arising under Italian law or the by-laws of Eni SpA on the right of non-resident or foreign persons to hold or vote the Shares other than limitations that apply generally to all shareholders.

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

        Meetings of Eni’s shareholders are conducted according to the “Eni SpA’s Shareholders’ Meeting Regulation” as approved by the Ordinary Shareholders’ Meeting of Eni on December 4, 1998 and amended by the Ordinary Shareholders’ Meeting held on May 28, 2004 in order to adeguate the provision to the new rules content in the Civil Code for the participation to the Shareholders’ Meetings.

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

      Purchase by Eni SpA of its Treasury Shares

        Pursuant to Italian law, a company may purchase its 1own shares only pursuant to a prior authorization by a shareholders’ meeting, and must pay for such shares only out of distributable earnings and distributable reserves as reflected in the most recent financial statements approved by a shareholders’ meeting. The nominal value of shares so purchased, including shares held by subsidiaries, may not exceed 10% of such company’s share capital. Shares purchased in excess of such 10% limit must be resold within one year from the date of their purchase. Identical limitations apply to purchases of shares of a company by its subsidiaries. In order to increase shareholders’ value, Eni’s Ordinary Shareholders’ Meeting held on May 28, 2004 authorised the continuation of the share buy-back program until November 30, 2005 and up to 400 million ordinary shares, nominal value euro 1 each, for a total amount not exceeding 5.4 billion euro. The 400 million shares and the 5.4 billion thresholds take into account the number and amount of Eni shares purchased from the beginning of the buy-back program until May 27, 2004. At that date, Eni owned 232.4 million shares, equal to approximately 5.80% of Eni’s share capital, for a total amount of euro 3,196.5 million (corresponding to an average purchase price of euro 13.75 per share). The shares are to be purchased on the Telematico at a price no lower than their nominal value and no higher than 5% over the reference price recorded on the business day preceding each purchase.

        The following table summarizes the status of treasury shares held by Eni as of December 31, 2003:

Period	Numbers of shares million	Average price euro	Total price million euro	Share capital %

2000	44.4	12.92	574	1.11
2001	110.0	13.58	1,494	2.75
2002	52.2	14.74	770	1.30
2003	23.9	13.76	329	0.60
As of December 31, 2003	230.5	13.74	3,167	5.76

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

      Income tax

        Dividends received by Italian resident individuals in relation to participations exceeding 2% of the voting rights or 5% of the share capital (“substantial participations”) are included in the taxable income subject to personal income tax to the extent of 40% of their amount. Personal income tax applies at progressive rates ranging from 23% to 45% plus local surtaxes. Dividends received by Italian resident individuals in relation to non-substantial participations not related to the conduct of a business are subject to a substitute tax of 12.5% withheld at the source by the dividend paying agent. This being the case, the dividend is not to be included in the individual’s tax return. If the non-substantial participations are related to the conduct of a business, dividends received are included in the taxable business income to the extent of 40% of their amount.

        Dividends received by Italian pension funds are included in the overall result of the pension funds subject to a 11% substitute tax. Dividends received by Italian collective investment funds are included in the overall result of the collective investment funds subject to a 12.5% substitute tax. Dividends received by Italian real estate investment funds are not subject to tax in the hands of the real estate investment funds. Entities exempt from IRES (company income tax) are subject to the substitute tax at the rate of 27%.

        Dividend paid to non Italian residents are subject to the same substitute tax levied at source by the dividend paying agent at the rate of 27%, provided that the participations are not connected to an Italian permanent establishment. Up to four-ninths of the substitute tax withheld might be recovered by the non-resident shareholder from the Italian Tax Authorities upon provision of evidence of full payment of income tax on such dividend in his/her country of residence in an amount at least equal to the total refund claimed.

        The substitute tax may be reduced under the tax treaty in force between Italy and the country of residence of the Beneficial Owner of the dividend. Italy has executed income tax treaties with approximately 70 foreign countries, including all EU member states, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and the Far East. Generally speaking, it should be noted that tax treaties are not applicable where the holder is a tax-exempt entity or, with few exceptions, a partnership or a trust.

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

        Under the tax treaty between the United States and Italy, dividends derived and beneficially owned by a U.S. resident who holds less than 10% of the Company’s shares are subject to an Italian withholding or substitute tax at a reduced rate of 15%, provided that the participations are not effectively connected with a permanent establishment in Italy through which the U.S. resident carries on a business or a fixed establishment in Italy through which such U.S. resident performs independent personal services (for further details please refer to the relevant provisions set forth in the Italy-U.S. Tax Treaty). In the absence of such conditions, the dividend paying agent will deduct from the gross amount of the dividend the substitute tax at the statutory rate of 27%.

        Based on the certification procedure required by the Italian Tax Authorities, to benefit from the direct application of the 15% substitute tax the U.S. shareholder must provide the dividend paying agent with a certificate obtained from the U.S. Internal Revenue Service (the “IRS”) with respect to each dividend payment. The request for that certificate must include a statement, signed under penalties for perjury, to the effect that the shareholder is a U.S. resident individual or corporation, and does not maintain a permanent establishment in Italy, and must set forth other required information. The normal time for processing requests for certification by the IRS is normally about six to eight weeks.

        Where the Beneficial Owner has not provided the above mentioned documentation, the dividend paying agent will deduct from the gross amount of the dividend the substitute tax at the statutory rate of 27%. The U.S. recipient will then be entitled to claim from the Italian Tax Authorities the difference (“treaty refund”) between the domestic rate and the treaty one by filing specific forms (certificate) with the Italian Tax Authorities.

        According to the Italian tax law as reflected in the Deposit Agreement, the Company is not involved (i) in withholding amounts due by holders of ADSs to relevant taxing authorities in connection with any distributions relating to ADSs or (ii) in the procedures through which certain holders of ADSs may obtain tax rebates, credits, refunds or other similar benefits. Pursuant to the Deposit Agreement, the custodian and the Depositary have undertaken to use reasonable efforts to make and maintain arrangements to enable persons that are considered United States residents for purposes of applicable law to receive any rebates or tax credits (pursuant to treaty or otherwise) relating to distributions on the ADSs to which such persons are entitled. in addition, the Depositary has agreed to establish procedures to enable all holders to take advantage of any rebates or tax credits (pursuant to treaty of otherwise) relating to distributions on the ADSs to which such holders are entitled and to provide, at least annually, a written notice, in a form previously agreed to by the Company, to the holders of ADSs of any necessary actions to be undertaken by such Holders.

      Transfer tax

        In general terms, no Italian transfer tax is payable in the following cases:

  contracts executed on regulated financial markets;
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

      Capital Gains Tax

        This paragraph applies with respect to capital gains out of the scope of a business activity carried out in Italy.

        Gains realized by Italian resident individuals upon the sale of substantial participations are included in the taxable base subject to personal income tax to the extent of 40% of their amount, while gains realized upon the sale of non substantial participations are subject to a substitute tax at a 12.5% rate.

        For gains deriving from the sale of non substantial participations, two different systems may be applied at the option of the shareholder as an alternative to the filing of the tax return:

        the so-called “administered savings” tax regime (risparmio amministrato), based on which intermediaries acting as shares depositaries shall apply a substitute tax (12.5%) on each gain, on a cash basis. If the sale of shares generated a loss, said loss may be carried forward up to the fourth following year; and

        the so-called “portfolio management” tax regime (risparmio gestito) which is applicable when the shares form part of a portfolio managed by an Italian asset management company. The accrued net profit of the portfolio is subject to a 12.5% substitute tax to be applied by the portfolio.

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

      Inheritance and Gift Tax.

        No inheritance tax applies in Italy to the transfer of shares or ADRs by reason of death. Transfer of shares or ADRs, even if held outside Italy, by reason of donation are subject to the ordinary Italian transfer tax on the value of the gift exceeding 180.759,91 euro, only if the donee is not the spouse, a direct descendant or a relative up to the fourth degree of the donor. However, tax applies in the fixed amount of 129.11 euro.

        An anti avoidance rule applies to gift of assets (such as shares) which, if sold for consideration, would give rise to capital gain subject to substitute tax as per Decree No. 461 of November 21, 1997. In particular if the donee sells the shares for consideration within five years from the receipt thereof as gift, the substitute tax will apply on the capital gain determined as if the gift had never been given.

      United States Taxation

        The following is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of Shares or ADRs. This summary is addressed to U.S. Holders that hold Shares or ADSs as capital assets, and does not purport to address all material tax consequences of the ownership of Shares or ADSs. The summary does not deal with special classes of investors, such as tax-exempt entities, dealers in securities, traders in securities that elect to mark to market, certain insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of Eni SpA’s Shares, investors that hold Shares or ADSs as part of a straddle or a hedging or conversion transaction and investors whose “functional currency” is not the U.S. dollar.

        This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, (the “Code”) its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, and which are subject to change (or changes in interpretation), possibly with retroactive effect. The summary is based in part on representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and foreign tax consequences to them of the ownership and disposition of Shares or ADSs.

        As used in this section, the term “U.S. Holder” means a beneficial owner of Shares or ADSs who or that is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        The discussion does not address any aspects of United States taxation other than federal income taxation. In particular, U.S. Holders are urged to confirm their eligibility for benefits under the income tax convention between the United States and Italy with their advisors and to discuss with their advisors any possible consequences of their failure to qualify for such benefits.

        In general, and taking into account the earlier assumptions, for the United States federal income tax purposes, U.S. Holders who own ADRs evidencing ADSs will be treated as owners of the underlying Shares. Exchanges of Shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

      Dividends

        Distributions paid on the shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of Eni SpA’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes, but will not be eligible for the dividends received-deduction generally allowed to corporations. To the extent that a distribution exceeds Eni SpA’s earnings and profits, it will be treated, first, as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the shares or ADSs, and thereafter as a taxable gain on the sale or exchange of shares or ADSs. A U.S. Holder will be subject to U.S. federal taxation, on the date of actual or constructive receipt by the U.S. Holder (in the case of Shares) or by the Depositary (in the case of ADSs) with respect to the gross amount of any dividends, including any Italian tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. Holder by the Italian tax authorities. If you are a noncorporate U.S. Holder, dividends paid to you before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The U.S. Internal Revenue Service has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs will be qualified dividend income. The amount of any dividend paid in lire will equal the U.S. dollar value of the lire received, calculated by reference to the exchange rate in effect on the date the distribution is includible in income, regardless of whether the lire are converted into U.S. dollars and U.S. Holders may recognize foreign currency gain or loss upon the disposition of such lire measured by the differences between such U.S. dollar value and the amount realized on such disposition. Such gain or loss will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

        Subject to certain conditions and limitations, Italian tax withheld from dividends will be treated as a foreign income tax eligible for credit against the U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.To the extent a refund of the tax withheld is available to a U.S. Holder under Italian law or under the income tax convention, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “Italian Taxation—Income Tax,” above, for the procedures for obtaining a tax refund. For the purposes of computing the foreign tax credit, dividends paid on the Shares will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of “passive” or “financial services” income.

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

Documents on Display

        It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549 and at the SEC’s other public reference rooms in New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and in the website maintained by the SEC at www.sec.gov. It is also possible to read and copy documents referred to in this annual report on Form 20-F at the New York Stock Exchange, 20 Broad Street, 17th floor, New York.

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

Eni SpA’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee. Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring of the tolerable risk level, the portfolio of financial instruments and market conditions.

        Eni does not enter into derivative transactions on a speculative basis.

        The Company has estimated its market risk exposure using sensitivity analysis. Market risk exposure has been defined as the change in fair value of derivative financial and commodity instruments and other financial instruments assuming a hypothetical 10 percent adverse change in market prices or rates. Fair value was determined using dealer quotes or appropriate pricing models. The interest rate used for periods shorter than one year is LIBOR/EURIBOR. The Company has applied the sensitivity analysis to derivative financial and commodity instruments and other financial instruments that are exposed to interest rate, foreign exchange rate and commodities price risk. The results of the sensitivity analysis are summarized below. Actual changes in market prices or rates may differ from hypothetical changes. Overall Eni does not expect cash flows associated with derivative financial instruments for the next five years to be material to its results of operations or financial condition.

        For a comprehensive disclosure of market risk see Note 23 to the Consolidated Financial Statements.

      Foreign Exchange Risks

        Eni’s operations are denominated in various foreign currencies and consequently Eni is exposed to exchange rate fluctuations that have an impact on its cash flows and financing activities. The Company’s exposure to foreign currency rates exists primarily with U.S. dollars versus euro.

        Eni enters into various types of foreign exchange contracts in managing its foreign exchange risk. The notional amount of these contracts is indicated in the following table:

(million euro)	Dec.31, 2002	Dec.31, 2003
	Notional amount	Notional amount
Forward exchange contracts	7,611	6,165
Purchased options	348	550
	7,959	6,715

        Eni uses “forward exchange contracts” primarily to hedge existing receivables and payables, including deposits and borrowings denominated in currencies other than euro, and uses “currency options” to hedge expenses denominated in foreign currencies. Currency options, traded in the over-the-counter market for a premium, provide Eni with the right to buy or sell an agreed amount of currency at a specified exchange rate at the end of a specified period.

        Based on the results of the sensitivity analysis, Eni’s estimated foreign currency market risk exposure related to net income as of December 31, 2003, was euro 57 million (euro 121 million at December 31, 2002).

   Interest Rate Risk

        Debt and the existence of mismatches between assets and liabilities earning or paying fixed interests expose Eni to the risk of interest rate fluctuations. Eni enters into various types of interest rate contracts in managing its interest rate risk. The notional amount of these contracts is indicated in the following table:

(million euro)	Dec.31, 2002	Dec.31, 2003
	Notional amount	Notional amount
Interest rate swaps	5,206	5,690
Interest rate collars	129	74
Forward rate agreements	220
	5,555	5,764

        Eni enters into interest rate derivatives, particularly “interest rate swaps”, to alter interest rate exposures arising from mismatches between assets and liabilities, to lower funding costs and to diversify sources of funding. Under interest rate swaps, Eni agrees with other parties to exchange, at specified intervals, the difference between interest amount calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates.

        Eni uses “interest rate collars” to manage its interest rate risk. An interest rate collar is a combination of options that enables a predetermined interest rate band to be locked in. Eni also uses primarily zero-cost collars that do not require payment of an option premium. Based on the results of the sensitivity analysis, Eni’s estimated interest market risk exposure related to net income as of December 31, 2003 was euro 90 million (euro 72 million at December 31, 2002).

   Commodity Price Risk

        Eni enters into commodity-based derivative contracts to minimize the commodities price volatility in order to conform costs to revenues.

        In natural gas trading activity, Eni uses exchange traded crude oil forward contracts with the aim of hedging the risk related to natural gas at fixed prices under supply contracts. The purchase price of such hedging instruments is determined on the basis of a price basket with an indexation to the petroleum products in the international markets.

        In refining and marketing activities of petroleum products, Eni uses derivative instruments with the aim of reducing the risk of industrial and marketing activities related to the uncertainty of the market prices. In particular, Eni uses derivatives instruments to avoid that changes in the conditions of supply and trade markets could worsen in the expected income in the period between the purchase of crude oil, the refining and the trade of finished products.

        The expiration date of contracts, with some not material exceptions, is less than 1 year.The table below summarizes trade derivative contracts at December 31, 2002 and 2003.

		Dec. 31, 2002		Dec. 31, 2003

		Buy	Sell	Buy	Sell
Crudes	(barrels)	1,924,390	890,000	6,629,544	1,146,000
Oil products	(tonnes)	16,992	66,500	159,849	381,200
Oil products	(gallons)		112,560		104,580

        Eni’s commodity market risk exposure as of December 31, 2003 is not material (not material at December 31, 2002 as well).

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

Item 15. CONTROLS AND PROCEDURES

        In designing and evaluating the Company’s disclosure controls and procedures, the Company’s management, including the principal executive officer and principal financial officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Company’s management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

        It should be noted that Eni has investments in certain unconsolidated entities. As Eni does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily more limited than those it maintains with respect to its consolidated subsidiaries.

        The Company’s management, with the participation of the principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) as of the end of the period covered by this Form 20-F. Based on that evaluation, the principal executive officer and principal financial officer have concluded that these disclosure controls and procedures are effective at the reasonable assurance level.

        There have not been changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

        Eni’s board of directors has determined that a member of Eni’s Internal Control Committee, Mr. Mario Giuseppe Cattaneo, qualifies as an “audit committee financial expert”, as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

        Eni adopted a code of ethics that applies to all Eni’s employees including Eni’s principal executive officer, principal financial officer and principal accounting officer. Eni published its code of ethics on Eni’s website. It is accessible at www.eni.it, under the section Publications - Corporate Responsibility - Code of Practice.

        Eni’s code of ethic contains ethical guidelines, describes corporate values and required standards of business conduct and moral integrity. The ethical guidelines are designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws and regulations and internal reporting of violations of the guidelines. The code also affirms the principles of accounting transparency and internal control.

Item 16C Principal Accountant Fees and Services

        PricewaterhouseCoopers SpA has served as Eni independent public auditor for each of the fiscal years in the three-year period ended December 31, 2003, for which audited consolidated financial statements appear in this annual report on Form 20-F.

        The following table shows total fees paid by Eni and our subsidiaries for services provided by Eni public auditor PricewaterhouseCoopers and its member firms, with respect to the previous two years:

	For the year ended December 31,
(thousands of euro)	2003	2002
Audit fees	7,177	7,066
Audit-related fees	296	750
Tax fees	695	828
All other fees	71	1,709
Total	8,179	10,353

        Audit Fees principally include fees billed for the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of Eni. It also includes other audit services which are those services that only the external auditor reasonably can provide, such as comfort letter/consent letter, certification services, assistance and revision of documents filed with the SEC.

        Audit Related Fees include fees billed for other assurance and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditor signing the audit report, that are reasonably related to the performance of the audit or review of the company’s financial statements such as audits of pension and benefit plans, merger and acquisition due diligence, audit and consultancy services rendered in connection with acquisition deals, checks on internal control systems over financial reporting, certification services not provided for by law and regulations and consultations concerning financial accounting and reporting standards.

        Tax Fees include fees billed for the assistance with compliance and reporting of income and value added taxes, assistance with assessment of new or changing tax regimes, tax consultancy in connection with merger and acquisition deals, services rendered in connection with tax refunds, assistance rendered on occasion of tax inspections and in connection with tax claims and recourses and assistance with assessing relevant rules, regulations and facts going into Eni correspondence with tax authorities.

        Other Fees include fees billed for services that are permissible under applicable rules and regulations and consist primarily of consultancy services related to IT and risk management.

Pre-approval Policies and Procedures of the Internal Control Committee

        The Internal Control Committee informed all Group companies that they cannot request Eni’s external auditors to perform services other than audits, services related to audits, and to the company’s capital markets transactions. This restriction applies to our principal external auditor and to other external auditors performing audit services relating to 5% or more of Eni’s consolidated revenues or total assets. Services strictly related to auditservices and to the company’s capital markets transactions have been listed by the Internal Control Committee.

        Audit services and services strictly related to audit services and to the company’s capital markets transactions have been identified as permissible and have been pre-approved by the Internal Control Committee, which also informed all Group companies that pre-approval by the Committee is required for any other service requested to be performed by the external auditors, including those non-audit services which are permissible under applicable rules and regulations.

Item 16D Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

    Not applicable.

Item 18. FINANCIAL STATEMENTS

    See pages F-1 through F-14

(a) Index to Financial Statements:

Page

Report of Independent Auditors	F-1

Other Auditors’ Reports on the consolidated financial statements of certain major subsidiaries of Eni SpA (separate financial statements not included herein)	F-2

Consolidated Balance Sheets at December 31, 2002 and 2003	F-15

Consolidated Statements of Income for the years ended December 31, 2001, 2002 and 2003	F-16

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F-10

Supplemental Information for the years ended December 31, 2001, 2002 and 2003	F-12

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2001, 2002 and 2003	F-13

Notes to the Consolidated Financial Statements	F-14

Item 19. EXHIBITS

    1.    By-laws as amended as of May 28, 2004

    8.    List of subsidiaries

    Certifications:

    12.1.    Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

    12.2.    Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

    13.1.    Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.)

    13.2.    Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.)

SIGNATURES

    The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2004

Eni SpA

/s/ FABRIZIO COSCO

Fabrizio Cosco
Title: Deputy Company Secretary

Exhibit 1
Eni S.p.A. By-laws
Part I - Establishment - Name - Registered Office and Duration of the Company
ARTICLE 1
1.1 "Eni S.p.A." resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.
ARTICLE 2
2.1 The registered head office of the company is located in Rome, Italy. Eni S.p.A. branches are located: two in San Donato Milanese (MI) and one in Gela (CL).
2.2 Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.
ARTICLE 3
3.1 The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders' meeting. Part II - Company Objects
ARTICLE 4
4.1 The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.
The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities. The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf. The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Legislative Decree No. 58 of February 24, 1998.
The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others' obligations, especially guarantees.
Part III - Capital - Shareholdings - Bonds
ARTICLE 5
5.1 The company capital is euro 4,002,936,826.00 (four billion two million nine hundred and thirty-six thousand eight hundred and twenty-six comma zero zero) represented by 4,002,936,826 (four billion two million nine hundred and thirty-six thousand eight hundred and twenty-six) shares of ordinary stock with a nominal value of euro 1.00 (one comma zero zero) each.
5.2 Shares may not be split up and each share is entitled to one vote.
5.3 The fact of being a Shareholder in itself constitutes approval of these by-laws.
5.4 The Board of Directors in execution of the delegation of authority resolved pursuant to Article 2443 of the Civil Code by the Shareholders' Meeting held on June 6, 2000 approved in the Meetings held on June 21, 2000 and June 7, 2001 to increase the company capital up to euro 3,500,000 (three million five hundred thousand). Therefore the Board resolved to issue up to 3,500,000 (three million five hundred thousand) ordinary shares nominal value euro 1 (one) each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares have been assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code who have achieved the pre-set annual corporate and individual targets. In the two-year period concerned by the Plan the total figure of the commitments of share offerings was 1,428,550 in the year 2000 and 1,851,750 in the year 2001 for a total amount of 3,280,300 shares. Eni share capital will be increased up to the amount corresponding to the shares subscribed until the term of December 31, 2004.
5.5 Pursuant to Article 2443 of the Civil Code, the Board of Directors is delegated to increase the company share capital, for no consideration and within December 31, 2002, in one or more times, pursuant to Article 2349 of the Civil Code, up to euro 1,500,000 (one million five hundred thousand). The Board may therefore issue up to 1,500,000 (one million five hundred thousand) ordinary shares nominal value 1 (one) euro each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares to be issued will be assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, listed subsidiaries excepted, who have achieved the pre-set 2001 individual targets. The shares will be offered for subscription for no consideration within a month from the expiration of a three-year term commencing as of the date of the communication of the commitment of the offer to the assignee. The company capital will be increased up to the amount corresponding to the shares subscribed until the term of June 30, 2006.
The Board of Directors is empowered to adopt any act to define terms and conditions for the execution of the share capital increase, including but not limited to the approval of the "Regulations of the 2002 Plan of Assignation of Eni S.p.A. shares to be issued pursuant to Article 2349 of the Civil Code".
ARTICLE 6
6.1 Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital.
Such maximum shareholding limit is calculated by taking into account the aggregate shareholding held by the controlling entity, either a physical or legal person or company; its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities as well as people related to the second degree by blood or marriage, also in the case of a legally separated spouse. Control exists, with reference also to entities other than companies, in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Civil Code. Affiliation exists in the case set forth in Article 2359, paragraph 3 of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies.
The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any Shareholders' resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit. Shares not entitled to vote are included in the determination of the quorum at shareholders' meetings.
6.2 Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, the Minister of Treasury, Budget and Economic Planning in agreement with the Minister of Industry, Trade and Crafts, retains the following special powers sanctioned in the forms envisaged by the aforementioned Law 474 of 1994:
a) approval to be expressly granted on the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which are meant those representing 3 per cent of share capital with the right to vote at the ordinary shareholders' meeting. Approval must be granted within sixty days of the date of notice which must be filed by the Board of Directors at the time request is made for registration in the Shareholders' book. Until approval is granted and, in any case, after expiration of the term, the transferee can not exercise voting rights and, in any case, non economic rights connected with the shares that represent a material shareholding. In the event that approval is denied or the term expires without such approval, the transferee must sell said shares within one year. Failing to comply, the law courts, at the request of the Minister of Treasury, Budget and Economic Planning, will order the sale of shares that represent a material shareholding according to the procedures as per Article 2359-ter of the Civil Code;
b) approval to be expressly granted as condition for the validity of Shareholders' or other agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving 3 per cent or more of the share capital with the right to vote at ordinary shareholders' meetings. Until approval of such Shareholders' or other agreement is granted and, in any case, after expiration of the term, the Shareholders participating in such agreement can not exercise voting rights and, in any case, non economic rights connected with the shares. The power of approval must be exercised within sixty days of the date when CONSOB notifies the Ministry of Treasury, Budget and Economic Planning of pertinent pacts and agreements as per the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. In the event such approval is denied or the term expires without such approval, such agreements are ineffective;
c) veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge or to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers as per letters a), b), c) and d) of this Article;
d) appointment of one member to the Board of Directors and one member to the Board of Statutory Auditors. Should such appointed Director or Auditor lapse, the Minister of Treasury, Budget and Economic Planning in agreement with the Minister of Industry, Trade and Crafts, will appoint his corresponding replacement.
ARTICLE 7
7.1 When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder's expense.
ARTICLE 8
8.1 In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.
ARTICLE 9
9.1 The shareholders' meeting may resolve to increase the company capital and establish terms, conditions and means thereof.
9.2 The shareholders' meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.
ARTICLE 10
10.1 Payments on shares are requested by the Board of Directors in one or more times.
10.2 Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.
ARTICLE 11
11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.
Part IV - Shareholders' Meeting
ARTICLE 12
12.1 Ordinary and extraordinary shareholders' meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.
12.2 Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.
ARTICLE 13
13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.
13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the certification issued by financial intermediaries at least two days before the date of the shareholders’ meeting on first call.
ARTICLE 14
14.1 Each Shareholder entitled to attend the Meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the Meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.
14.2 The Chairman of the Meeting has to assure the regularity of written proxies and, in general, the right to attend the Meeting.
14.3 The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.
14. Eni S.p.A. shareholders' meetings are disciplined by Eni S.p.A.'s shareholders' meeting Regulation approved by the ordinary shareholders' meeting.
ARTICLE 15
15.1 The Meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Managing Director; in absence of both, by another person, duly delegated by the Board of Directors, failing which the Meeting may elect its own Chairman.
15.2 The Chairman of the Meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.
ARTICLE 16
16.1 The ordinary shareholders' meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.
16.2 Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.
16.3 Resolutions of the Meeting taken in compliance with the law and these bylaws are binding for all Shareholders even if absent or dissenting.
16.4 The minutes of ordinary meetings must be signed by the Chairman and the Secretary.
16.5 The minutes of extraordinary meetings must be drawn up by a notary public.
Part V - The Board of Directors
ARTICLE 17
17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders' meeting determines the number within these limits.
17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders’ meeting convened to approve the financial statements of the last year of their office. They may be reappointed.
17.3 The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors, in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.
Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible.
Companies that are controlling entities or are under common control, as defined by Article 2359, first Paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible.
Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.
Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that he possesses the requisites required by the norms in force for the corresponding appointments and that causes for his ineligibility and incompatibility are non existing.
Each person entitled to vote may vote for a candidate list only.
Board members will be elected in the following manner:
a) seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b) the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.
In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;
c) to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law.
17.4 The shareholders' meeting may, even during the Board's term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.
17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders' meeting to appoint a new Board.
ARTICLE 18
18.1 If the shareholders' meeting has not appointed a Chairman, the Board will elect one of its members.
18.2 The Board, at the Chairman's proposal, appoints a Secretary, who need not belong to the company.
ARTICLE 19
19.1 The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Managing Director deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws.
The Board of Directors' meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.
19.2 Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.
19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.
ARTICLE 20
20.1 The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the Meeting.
ARTICLE 21
21.1 A majority of members of the Board must be present for a Board meeting to be valid.
21.2 Resolutions are taken with a majority vote of those present; should votes be equal, the person who chairs the Meeting has a casting vote.
ARTICLE 22
22.1 Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the Meeting and by the Secretary.
22.2 Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.
ARTICLE 23
23.1 The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these bylaws reserve for the shareholders' meeting.
23.2 The Board of Directors is allowed to resolve on the following matters:
- the merger and the demerger of at least 90% directly owned subsidiaries;
- the establishment and winding up of branches;
- the amendment to the by-laws in order to comply with the current legislation.
23.3 The Board of Directors and the Managing Director report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Managing Director report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.
ARTICLE 24
24.1 The Board of Directors delegates its powers to one of its members in compliance with the limits set forth in Article 2381 of the Civil Code; in addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Managing Director, a new Managing Director is simultaneously appointed.
The Board of Directors, upon proposal of the Chairman and in agreement with the Managing Director, may confer powers for single acts or categories of acts on other members of the Board of Directors. The Chairman and the Managing Director, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts. Further, on proposal of the Managing Director and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them.
ARTICLE 25
25.1 Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Managing Director.
ARTICLE 26
26.1 The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders' meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders' meeting decides otherwise.
ARTICLE 27
27.1 The Chairman:
a) represents the company according to the provisions of Article 25.1;
b) chairs the shareholders' meeting pursuant to Article 15.1;
c) convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;
d) ascertains whether Board resolutions have been implemented;
e) exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.
Part VI - Board of Statutory Auditors
ARTICLE 28
28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.
Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.
Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.
Those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.
28.2 The effective Auditors, except for the one appointed pursuant to Article 6.2 letter d) of these by-laws, and the alternate Auditors are appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 apply.
Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for at least three years.
Two effective Auditors and one alternate Auditor will be drawn in such order from the list with the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws.
The procedure described in this last Article shall be applied to each section of the lists involved separately.
To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law.
The chairmanship of the Board of Statutory Auditors will go to the Auditor appointed pursuant to Article 6.2, letter d) of these by-laws. Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws; should the Chairman of the Board of the Statutory Auditors be replaced, Article 6.2, letter d) of these by-laws shall apply.
28.3 Retiring Auditors may be reelected.
28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meeting and the Board of Directors, too.
Part VII - Financial Statements and Profits
ARTICLE 29
29.1 The business year ends on December 31 every year.
29.2 At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.
29.3 The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.
ARTICLE 30
30.1 Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.
Part VIII - Winding Up and Liquidation of the Company
ARTICLE 31
31.1 In the event the company is wound up, the shareholders' meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.
Part IX - General Provisions
ARTICLE 32
32.1 For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.
32.2 The Ministry of Treasury, Budget and Economic Planning may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.
ARTICLE 33
33.1 The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.
Eni S.p.A.'s Shareholders' Meeting Regulation ("The Regulation")
Article 1 - Application
1. Ordinary and Extraordinary shareholders' meetings (the "Meetings" or the "Meeting") of Eni S.p.A. ("Eni"), a company incorporated under the Italian law with Registred Office in Rome, Piazzale Enrico Mattei, No. 1, are held pursuant to the norms set forth by this Regulation.
2. The Regulation approved by the Ordinary shareholders' meeting held on December 4, 1998, is at the Shareholders' disposal at the Company Registred Office and in the locations of the shareholders' meeting.
Article 2 - Participation to the Meetings
1. Attendance to the meetings is disciplined by the provisions of the current legislation, Eni by-laws and the Notice of the shareholders' meeting (the "Notice").
2. Subject to a request to be delivered to Eni Corporate Secretary (the "Secretary") according to the provisions set forth in the Notice at least two days before the relevant Meeting, and subject to the consent of the Chairman of the Meeting (the "Chairman"), financial analysts, experts, journalists and representatives of Eni Independent Auditors (the "Analysts") are allowed to attend the Meeting.
3. If deemed useful by the Chairman for the correct course of the Meeting, also in relation to the items in the Agenda, employees of the Company and its subsidiaries (the "Employees") may attend the Meeting.
Article 3 - Control of the Conditions Allowing Participation to the Meetings
1. Procedures for identification of persons wishing to attend the Meeting and controls of powers entitling their participation take place at the same location of the Meeting and begin an hour before the Meeting itself.
2. In order to simplify the aforementioned controls, those who intend to participate to the Meeting as legal or voluntary representatives of Shareholders and as Analysts, are requested to deliver to the Secretary the deeds entitling them to participate to the Meeting according to the provisions set forth in the Notice two days before the date of the Meeting.
Article 4 - Admittance to the Meeting
1. Subject to the execution of the identification and control procedures set forth in Article 3, paragraph 1, of the Regulation, persons are entitled to enter the Meeting room. As soon as the identification procedures are completed, each Shareholder or his representative (the "Shareholders" or the "Shareholder"), Employees and Analysts is given a badge to be worn until they leave the Meeting.
2. Shareholders wishing to leave the Meeting must contact the Meeting staff.
3. Unless otherwise provided by the Chairman, and notwithstanding the provisions applicable pursuant to Article 5 of the Regulation, the use of recorders, cameras and similar instruments is not allowed in the location of the Meeting.
Article 5 - Constitution and Opening of the Meeting
1. minutes of the Meeting are written down by a secretary, not necessarily chosen among Shareholders, if a Notary public is not appointed. The secretary is appointed by the Shareholders upon proposal of the Chairman. The secretary or the Notary may use reliable staff and recording instruments.
2. The Chairman may appoint one or more scrutineers, not necessarily chosen among Shareholders, and a Chairmanship Office (the "Office").
3. In order to assure order in the Meeting, the Chairman may apply to clerks recognisable through specific badges.
4. Pursuant to Article 14 of the by-laws, the Chairman, also through the scrutineers and the Office, controls the regularity of proxies and the right to attend the Meeting.
5. If the majority of capital necessary for the Meeting to start is not reached, the Chairman adjourns the Meeting to the next call, at least an hour after the time set in the Notice for the beginning of the Meeting.
6. Once the regular constitution has been ascertained, the Chairman opens the Meeting.
Article 6 - Interruption and Adjournment of the Meeting
1. If not otherwise resolved, the Meeting takes place in a single day. With the exclusion of Article 7, paragraph 4, of the Regulation, if necessary and if the Meeting does not vote against the proposal, the Chairman may interrupt the Meeting for periods no longer than two hours.
2. Notwithstanding Article 2374 of the Civil Code, the Meeting may resolve, with the majority of the share capital represented, the adjournment of the Meeting specifying the new location, day and hour. The term after which the adjournment may take place is set considering the cause of the interruption and cannot be longer than thirty days.
Article 7 - Discussion
1. The Chairman illustrates the items in the Agenda also through Directors, Auditors and Employees. The order of the items in the Agenda may be modified through a resolution of the shareholders' meeting voted by the majority of the share capital represented in the Meeting.
2. The Chairman directs the Meeting and guarantees fairness in the discussion and the right to intervene of Shareholders. In view of the foregoing, at the beginning of the Meeting, the Chairman sets the maximum duration of each intervention that may not ordinarily exceed fifteen minutes. The Chairman may: (i) invite to finish interventions if longer than the term set by the Chairman or not pertinent to the items in the Agenda; (ii) avoid clear excesses of Shareholders, also interrupting their interventions; (iii) and in extreme circumstances order that the Shareholder causing such situations leaves the Meeting until the discussion on the item in the Agenda ends.
3. The request of discussion on each item in the Agenda may be presented to the Office from the beginning of the Meeting and until the Chairman opens the discussion on the relevant item. If not otherwise resolved, persons entitled are invited to speak following the order of reservation of their requests. Each Shareholder may intervene only once on each item in the Agenda.
4. If not otherwise resolved, the Chairman, also through Directors, Auditors and Employees, answers to Shareholders at the end of all interventions on each item in the Agenda. In order to answer to the questions, the Chairman may interrupt the Meeting for no longer than two hours. At the end of the answers, the Chairman declares the end of discussion. Shareholders may not reply to the answers received. After the end of the discussion, only brief declarations of vote are allowed.
Article 8 - Voting Procedures
1. The Chairman resolves whether the voting procedures on each item in the Agenda will take place after the discussion on one item only or after the discussion on more than one item.
2. Before the beginning of the voting procedures, upon resolution of the Chairman, Shareholders who have not taken part to the discussion pursuant to Article 7, paragraph 3, of the Regulation are re-admitted to the Meeting.
3. The vote is open.
4. The Chairman regulates the voting procedures and may set a term for the exercise of the voting right. At the end of the voting procedures, the polls take place. Once the poll is over, the Chairman, also through the secretary or the Notary, declares the results to the Meeting.
5. Votes expressed differently from the way set by the Chairman are considered void.
6. Shareholders who vote against or who abstain on a proposal on an item in the Agenda shall give their name to the staff in charge. Once the voting rights have been exercised on each item in the Agenda, the Chairman declares the end of the Meeting.
Article 9 - General Provisions
1. For matters not expressly regulated by this Regulation, the norms of the Civil Code and specific laws concerning these matters and the by-laws will apply.

EXHIBIT 8

List of Eni's subsidiary for year 2003

Subsidiary	Country of Incorporation	Eni's interest (%)

Exploration & Production

Società Petrolifera Italiana SpA	Italy	99.96
Stargas Italia SpA	Italy	99.96
Stoccaggi Gas Italia SpA	Italy	100.00

Agip Caspian Sea BV	Netherlands	100.00
Agip Energy and Natural	Nigeria	100.00
Resources (Nigeria) Ltd
Agip Karachaganak BV (in liquidation)	Netherlands	100.00
Agip Mauritania BV	Netherlands	100.00
Agip Oil Ecuador BV	Netherlands	100.00
Eni A E P Ltd	United Kingdom	100.00
(ex Agip Exploration
& Production Ltd)
Eni Algeria Exploration BV	Netherlands	100.00.
(ex Agip Algeria Exploration BV)
Eni Algeria Ltd Sàrl	Luxembourg	100.00
(ex Monument Resources
International Ltd Sàrl)
Eni Algeria Production BV	Netherlands	100.00
(ex Agip Algeria Production BV)
Eni Ambalat Ltd	United Kingdom	100.00
(ex Lasmo (Ambalat) Ltd)
Eni America Ltd	USA	100.00
(ex Lasmo America Ltd)
Eni Angola Exploration BV	Netherlands	100.00
(ex Agip Angola Exploration BV)
Eni Angola Production BV	Netherlands	100.00
(ex Agip Angola Production BV)
Eni ANS Ltd	United Kingdom	100.00
(ex Agip North Sea Ltd)
Eni AOG Ltd	United Kingdom	100.00
(ex Agip Oil & Gas Ltd)
Eni AUL Ltd	USA	100.00
(ex Lasmo (AUL) Ltd)
Eni Australia BV	Netherlands	100.00
(ex Agip Australia BV)
Eni Australia Ltd	United Kingdom	100.00
(ex Agip Australia Ltd)
Eni BBH Ltd	United Kingdom	100.00
(ex Agip (BBH) Ltd)
Eni BBI Ltd	United Kingdom	100.00
(ex Agip (BBI) Ltd)
Eni BB Ltd	United Kingdom	100.00
(ex Agip (BB) Ltd)
Eni BBOH Ltd	United Kingdom	100.00
(ex Agip (BBOH) Ltd)
Eni BB Petroleum Inc	USA	100.00
Eni BB Pipeline Llc	USA	100.00
(ex British-Borneo Pipeline Llc)
Eni Birch Ltd	United Kingdom	100.00
(ex Agip Birch Ltd)
Eni Brupex Ltd	United Kingdom	100.00
(ex Brupex Ltd)
Eni Bukat Ltd	United Kingdom	100.00
(ex Lasmo (Bukat) Ltd)
Eni China BV	Netherlands	100.00
(ex Agip China BV)
Eni Congo SA	Congo	100.00
(ex Agip Congo SA)
Eni Croatia BV	Netherlands	100.00
(ex Agip Croatia BV)
Eni Dación BV	Netherlands	100.00
(ex Lasmo Venezuela BV)
Eni Deepwater Llc	USA	100.00
(ex British-Borneo Deepwater Llc)
Eni Denmark BV	Netherlands	100.00
(ex Agip Denmark BV)
Eni DMF Ltd	United Kingdom	100.00
(ex Lasmo (DMF) Ltd)
Eni Elgin/Franklin Ltd	United Kingdom	100.00
(ex Agip Elgin/Franklin Ltd)
Eni Energy BV	Netherlands	100.00
(ex Agip Energy BV)
Eni Energy Ltd	United Kingdom	100.00
(ex Monument Energy Ltd)
Eni Exploration BV	Netherlands	100.00
(ex Agip Exploration BV)
Eni Finance Inc	USA	100.00
(ex Lasmo Finance Inc)
Eni Forties Ltd	United Kingdom	100.00
(ex Agip Forties Ltd)
Eni Gabon SA	Gabon	99.97
(ex Agip Gabon SA)
Eni Ganal Ltd	United Kingdom	100.00
(ex Lasmo (Ganal) Ltd)
Eni Grand Maghreb BV	Netherlands	100.00
(ex Lasmo Grand Maghreb BV)
Eni Guibsen Exploration BV	Netherlands	100.00
(ex Agip Guibsen Exploration BV)
Eni Indonesia Ltd	United Kingdom	100.00
(ex Lasmo (Indonesia) Ltd)
Eni International Exploration Ltd	United Kingdom	100.00
(ex Lasmo (International
Exploration) Ltd) United Kingdom
Eni International Ltd	United Kingdom	100.00
(ex Lasmo International Ltd)
Eni International NA NV Sàrl	Luxembourg	100.00
(ex Agip International (NA) NV)
Eni Investments Plc	United Kingdom	100.00
(ex Agip Investments Plc)
Eni Iran BV	Netherlands	100.00
(ex Agip Iran BV)
Eni Ireland BV	Netherlands	100.00
(ex Agip Ireland BV)
Eni Jpda 03-13 Ltd	United Kingdom	100.00
(ex Agip Australia 91-13 Ltd)
Eni Krueng Mane Ltd	United Kingdom	100.00
(ex Lasmo Krueng Mane Ltd)
Eni Lasmo Plc	United Kingdom	100.00
(ex Lasmo Plc)
Eni Linv Ltd	United Kingdom	100.00
(ex Lasmo Investments Ltd)
Eni Liverpool Bay Ltd	United Kingdom	100.00
(ex Monument (Liverpool Bay)
Petroleum Ltd)
Eni LNS Ltd	United Kingdom	100.00
(ex Lasmo North Sea Plc)
Eni Malacca Ltd	United Kingdom	100.00
(ex Lasmo Malacca Ltd)
Eni Malagot Ltd	United Kingdom	100.00
(ex Lasmo (Malagot) Ltd)
Eni Marketing Inc	USA	100.00
(ex British-Borneo Marketing Inc)
Eni Mep Ltd	United Kingdom	100.00
(ex Monument Exploration
& Production Ltd)
Eni Methodplan Ltd	United Kingdom	100.00
(ex Methodplan Ltd)
Eni MHH Ltd	United Kingdom	100.00
(ex Monument Hydrocarbon
Holdings Plc)
Eni Middle East Ltd	United Kingdom	100.00
(ex Lasmo Exploration
(Middle East) Ltd)
Eni Mitre Ltd	United Kingdom	99.99
(ex Monument Petroleum Mitre Ltd)
Eni MOG Ltd	United Kingdom	100.00
(ex Monument Oil & Gas Plc)
Eni Morocco BV (ex Lasmo	Netherlands	100.00
Overseas Nederland (II) BV)
Eni Muara Bakau BV	Netherlands	100.00
Eni Nederland BV	Netherlands	100.00
(ex Lasmo Nederland BV)
Eni Neptune Ltd	United Kingdom	100.00
(ex Neptune Oil Ltd)
Eni Nimex Ltd	United Kingdom	100.00
(ex Nimex Resources Ltd)
Eni Norge AS	Norway	100.00
(ex Norsk Agip AS)
Eni North Africa BV	Netherlands	100.00
(ex Agip North Africa BV)
Eni Oil Algeria Ltd	United Kingdom	100.00
(ex Lasmo Oil (Algeria) Ltd)
Eni Oil do Brasil SA	Brazil	100.00
(ex Agip Oil do Brasil SA)
Eni Oil & Gas Inc	USA	100.00
(ex Lasmo Oil & Gas Inc)
Eni Oil Holdings BV	Netherlands	100.00
(ex Lasmo Holdings BV)
Eni Oil US Llc	USA	100.00
(ex Agip Oil US Llc)
Eni Overseas Holdings Ltd	United Kingdom	100.00
(ex Lasmo Overseas Holding Ltd)
Eni Pakistan Ltd	United Kingdom	100.00
(ex Lasmo Oil Pakistan Ltd)
Eni Pakistan M Ltd Sàrl	Luxembourg	100.00
(ex Lasmo (MP) Ltd Sarl)
Eni Papalang Ltd	United Kingdom	100.00
(ex Agip Papalang Ltd)
Eni Petroleum BV	Netherlands	100.00
(ex Agip Petroleum BV)
Eni Petroleum Co Inc	USA	100.00
(ex Agip Petroleum Co Inc)
Eni Petroleum Exploration Co Inc	USA	100.00
(ex Agip Petroleum Exploration Co Inc)
Eni Popodi Ltd	United Kingdom	100.00
(ex Agip Popodi Ltd)
Eni Rapak Ltd	United Kingdom	100.00
(ex Lasmo Rapak Ltd)
Eni Resources Ltd	United Kingdom	100.00
(ex Monument Resources Ltd)
Eni Securities Ltd	United Kingdom	100.00
(ex Lasmo Securities Ltd)
Eni Sesulu Ltd	United Kingdom	100.00
(ex Lasmo Sesulu Ltd)
Eni TNS Holdings Ltd	United Kingdom	100.00
(ex Lasmo (TNS) Holdings Ltd)
Eni TNS Ltd	United Kingdom	100.00
(ex Lasmo (TNS) Ltd)
Eni Trading BV	Netherlands	100.00
(ex Agip Trading BV)
Eni Trading Ltd	United Kingdom	100.00
(ex Lasmo Trading Ltd)
Eni Trinidad and Tobago	Netherlands	100.00
Exploration BV
(ex Agip Trinidad and Tobago
Exploration BV)
Eni Trinidad and Tobago Ltd	Trinidad	100.00
(ex Agip Trinidad and Tobago Ltd)
Eni TTO Ltd	United Kingdom	100.00
(ex Lasmo (TTO) Plc)
Eni Tunisia Bek BV	Netherlands	100.00
(ex Lasmo Tunisia BV)
Eni Tunisia BV	Netherlands	100.00
(ex Agip Tunisia BV)
Eni UFL Ltd	United Kingdom	100.00
(ex Lasmo (UFAIL) Ltd)
Eni UHL Ltd	United Kingdom	100.00
(ex Lasmo (UHL) Ltd)
Eni UKCS Ltd	United Kingdom	100.00
(ex Agip (UKCS) Ltd)
Eni UK Ltd	United Kingdom	100.00
(ex Agip (UK) Ltd)
Eni ULT Ltd	United Kingdom	100.00
(ex Lasmo (ULT) Plc)
Eni ULX Ltd	United Kingdom	100.00
(ex Lasmo (ULX) Ltd)
Eni USA Inc	USA	100.00
(ex Lasmo (USA) Inc)
Eni US Operating Co Inc	USA	100.00
Eni Venezuela BV	Netherlands	100.00
(ex Agip Venezuela BV)
Eni Ventures Plc	United Kingdom	100.00
(ex Agip Ventures Plc)
Ieoc Exploration BV	Netherlands	100.00
Ieoc Production BV	Netherlands	100.00
Lasmo (Cumi-Cumi) Ltd	United Kingdom	100.00
Lasmo Grand Maghreb Ltd	United Kingdom	100.00
Lasmo Insurance Ltd	United Kingdom	100.00
Lasmo Oil Development	Canada	100.00
(Canada) Ltd
Lasmo Sanga Sanga Ltd	Bermuda	100.00
Lasmo (UPET) Inc	Canada	100.00
Lasmo (WP) Inc	USA	100.00
Lukagip Midstream BV	Netherlands	50.00
Lukagip NV	Netherlands	50.00
Nigerian Agip Exploration Ltd	Nigeria	100.00
Nigerian Agip Oil Co Ltd	Nigeria	100.00
Pennant Insurance Co Ltd	Bermuda	100.00
Secab Niugini Pty Ltd	Papua Nuova Guinea	100.00

Gas & Power

Acquedotto di Savona SpA	Italy	67.04
Acquedotto Vesuviano SpA	Italy	99.99
Compagnia Napoletana	Italy	99.68
di Illuminazione e Scaldamento
col Gas SpA
Energia Sicilia Srl	Italy	99.99
Eni Acqua Campania SpA	Italy	49.04
EniPower SpA	Italy	100.00
EniPower Trading SpA	Italy	100.00
EniPower Trasmissione SpA	Italy	100.00
Fiorentina Gas Clienti SpA	Italy	99.99
Fiorentina Gas SpA	Italy	51.03
GNL Italia SpA	Italy	59.12
Greenstream SpA	Italy	75.00
Italgas Hellas SpA	Italy	99.99
Italgas Più SpA	Italy	99.99
LNG Shipping SpA	Italy	100.00
Napoletana Gas Clienti SpA	Italy	99.68
Partecipazioni Industriali SpA	Italy	99.99
Slim Sicilia SpA	Italy	99.99
Snam Rete Gas SpA	Italy	59.12
Società Azionaria per la	Italy	67.04
Condotta di Acque Potabili
Società EniPower Ferrara Srl	Italy	51.00
Società Italiana per il gas pA	Italy	99.99
Adriaplin Doo	Slovenia	50.99
Distribuidora de Gas Cuyana SA	Argentina	45.59
Eni Gas & Power LNG Australia BV	Netherlands	100.00
Eni Gas Trading Europe BV	Netherlands	100.00
(ex Lasmo Overseas
Nederland (VII) BV)
Eni G & P Trading BV	Netherlands	100.00
Gas Brasiliano Distribuidora SA	Brazil	99.99
Greenstream BV	Netherlands	75.00
Inversora de Gas Cuyana SA	Argentina	75.99
Scogat - Société pour la Construction	Tunisia	100.00
du Gazoduc Transtunisien SA
Sergaz - Société de Service	Tunisia	66.67
du Gazoduc Transtunisien SA
Tigaz Rt Tiszantuli	Hungary	49.99
Tigaz 2 Földgás Elosztó és	Hungary	44.65
Trans Tunisian Pipeline Co Ltd	United Kingdom	100.00

Refining & Marketing

AgipFuel SpA	Italy	100.00
(ex Atriplex Srl)
AgipRete SpA	Italy	100.00
(ex Reful Srl)
Big Bon Distribuzione SpA	Italy	100.00
Costiero Gas Livorno SpA	Italy	65.00
Ecofuel SpA	Italy	100.00
Eni Portugal Investment SpA	Italy	100.00
Intermode Trasporti Logistica	Italy	100.00
Integrata SpA (ex Atriplex
Servizi Logistici e Trasporti Srl)
Italiana Petroli SpA	Italy	100.00
(ex Italiana Petroli Srl)
Petrolig Srl	Italy	70.00
Petroven Srl	Italy	68.00
Praoil Oleodotti Italiani SpA	Italy	100.00
Raffineria di Gela SpA	Italy	100.00
(ex Raffineria di Gela Srl)

Agip Austria GmbH	Austria	100.00
(ex Agip Austria Aktiengesellschaft)
Agip Benelux BV	Netherlands	100.00
Agip Bratislava Sro	Slovakia	100.00
Agip Ceska Republika Sro	Czech Republic	100.00
(ex Agip Ceska Republika Sro)

Agip Deutschland GmbH	Germany	100.00
(ex Agip Deutschland AG)
Agip do Brasil SA	Brazil	100.00
Agip Ecuador SA	Ecuador	100.00
Agip España SA	Spain	100.00
Agip Hungaria Rt	Hungary	99.41
Agip Lubricantes SA	Argentina	99.99
Agip Lubricants (Pty) Ltd	South Africa	100.00

Agip Pannonia Kft	Hungary	99.41
Agip Portugal - Combustiveis SA	Portugal	100.00
Agip Romania SA	Romania	99.97
Agip Schmiertechnik GmbH	Germany	100.00
Agip Slovenija Doo	Slovenia	100.00
Agip Slovensko Sro	Slovakia	100.00
Agip (Suisse) SA	Switzerland	99.99
American Agip Co Inc	USA	100.00
Esain SA	Ecuador	100.00
SDCL - Société de Distribution	France	100.00
de Carburants et Lubrifiants SA

Petrochemicals

Polimeri Europa SpA	Italy	100.00
Dunastyr Polystyrene	Hungary	100.00
Manufacturing Co Ltd
Polimeri Europa Americas Inc	USA	100.00
Polimeri Europa Benelux SA	Belgium	100.00
Polimeri Europa Distribution	France	99.99
France SAS
Polimeri Europa	Switzerland	100.00
Distribution SA
Polimeri Europa Elastomères	France	99.99
France SA
Polimeri Europa France Snc	France	100.00
Polimeri Europa GmbH	Germany	100.00
Polimeri Europa	Germany	100.00
Handelsgesellschaft mbH
(ex EniChem Deutschland GmbH)
Polimeri Europa Ibérica SA	Spain	100.00
Polimeri Europa Pacific Ltd	China	99.99
Polimeri Europa UK Ltd	United Kingdom	100.00

Oilfield Services Construction and Engineering
Oilfield Services and Construction

Saipem SpA	Italy	43.00
Bos Italia Srl	Italy	43.00
Energy Maintenance Services SpA	Italy	71.50
Intermare Sarda SpA	Italy	43.00
Rosbos Scrl	Italy	21.50
Saipem Energy International SpA	Italy	43.00
Sonsub SpA	Italy	43.00
Boscongo SA	South Africa	42.99
(ex Bouygues Offshore Congo SA)
Bos Corp. Inc	USA	43.00
Bos Shelf Ltd. Society	Azerbaijan	21.50
Bouygues Offshore Ltd	United Kingdom	43.00
Bouygues Offshore - UIE Ltd	United Kingdom	43.00
Camom Gesellschaft	Germany	43.09
fur Instandhaltung
und Montagen GmbH
Camom SA	France	43.00
Canalisations. Tuyauteries	France	42.99
Soudées SA
Conception Maintenance	France	42.97
Petrochimique de l’Ouest
Csmi Snc	France	43.00
Dalia Floater Angola Snc	France	11.92
Delong Hersent - Estudos.	Portugal	43.00
Construções Maritimas
e Participações. Unipessoal Lda
Doris USA Inc	USA	21.50
EMC Netherlands BV	Netherlands	43.00
Entreprise Nouvelle Marcellin SA	France	43.00
Er Sai Caspian Contractor Llc	Kazakhstan	21.50
ERS - Equipment Rental	Netherlands	43.00
& Services BV
Eurig GmbH & Co Kg	Germany	21.50
European Marine Contractors Llc	USA	75.06
European Marine Contractors Ltd	United Kingdom	75.06
European Marine Investments Ltd	United Kingdom	94.30
FPSO Firenze Produçao de
Petrolio Lda	Portugal	21.50
FPSO Mystras (Nigeria) Ltd	Nigeria	21.50
FPSO Mystras Produçao de
Petroleo Lda	Portugal	21.50
Global Petroprojects	Switzerland	43.00
Services AG SA Ltd
Guangdong Contractor Snc	France	25.80
Hazira Cryogenic Engineering	India	23.59
& Construction Management
Private Ltd
Hazira Marine Engineering	India	43.00
& Construction Management
Private Ltd
Katran-k Ltd Liability Co	Moscow	21.50
International Development	India	43.00
Lipardiz Construçao de Estruturas
Maritimas Lda	Portugal	21.50
Process and Engineering Ltd
Moss Maritime AS	Norway	43.00
Moss Maritime Inc	USA	43.00

Moss Offshore AS	Norway	43.00
Nigerian Services	Nigeria	43.00
& Supply Co Ltd
Offshore Design Engineering Ltd	United Kingdom	43.00
Petrex SA	Peru	43.00
Petro-Marine/BCI	USA	43.00
Engineering Inc
Petromar Lda	Angola	30.10
PT Bouygues Offshore	Indonesia	43.00
Indonesia Ll
PT Saipem Indonesia	Indonesia	43.00
PT Sofresid Indonesia Ll	Indonesia	43.00
Saibos Akogep Snc	France	30.10
Saibos Construções	Portugal	43.00
Maritimas Lda
Saibos Fze	Dubai	43.00
Saibos SAS	France	43.00
(ex Saibos (Services) SAS)
Saipar Drilling Co BV	Netherlands	21.50
Saipem Aban Drilling Co
Private Ltd	India	21.50
Saipem Algerie SA	Algeria	42.98
(ex Bos-Sofresid-Algerie SpA)
Saipem Asia Sdn Bhd	Malaysia	43.00
Saipem Contracting (Nigeria) Ltd	Nigeria	41.71
Saipem do Brasil Serviçõs	Brazil	43.00
de Petroleo Ltda
(ex Saipem do Brasil Ltda)
Saipem Energy International Ltd	United Kingdom	43.00
Saipem Holding France SAS	France	43.00
Saipem Inc	USA	43.00
Saipem International BV	Netherlands	43.00
Saipem Luxembourg SA	Luxembourg	43.00
Saipem (Malaysia) Sdn Bhd	Malaysia	17.20
Saipem Mediterranean	Croatia	43.00
Services Llc
Saipem (Nigeria) Ltd	Nigeria	38.45
Saipem - Perfurações	Portugal	43.00
e Construções Petroliferas
America do Sul Lda
Saipem (Portugal) Comércio	Portugal	43.00
Maritimo. Sociedade Unipessoal Lda
Saipem (Portugal) - Gestão	Portugal	43.00
de Participações SGPS
Sociedade Unipessoal SA
Saipem SA	France	43.00
Saipem Singapore Pte Ltd	Singapore	43.00
(ex Bouygues Offshore
Singapore Private Ltd)
Saipem UK Ltd	United Kingdom	55.83
SAIR Costrucoes Mecanicas
de Estruturas Maritimas Lda	Portugal	36.98
Sas Port de Tanger SpA	France	43.00
Semplificata (Francia)
Saudi Arabian Saipem Ltd	Saudi Arabia	25.80
SB Construction and Maritime	Netherlands	43.00
Services BV
Services et Equipements	France	42.89
Gaziers et Petroliers SA
Servicios de Costruçiones
Caucedos Sarl	Rep. Dominicana	21.37
Société de Construction	France	42.89
d’Oleoducs Snc
Société d’Etudes d’Oleoducs Snc	France	43.00
Société Nouvelle Technigaz SA	France	42.98
Société pour la Realisation du Port
de Tanger Mediterranée Snc	Marocco	14.38
Sofresid Aquitaine SA	France	42.80
(in liquidation)
Sofresid Engineering SA	France	42.99
(ex Sofresid Ouest SA)
Sofresid Group SA	France	43.00
Sofresid Nord Snc	France	43.00
(in liquidation)
Sofresid Provence Snc	France	43.00
(in liquidation)
Sofresid SA	France	43.00
Sonsub A/S	Norway	43.00
Sonsub Inc	USA	43.00
Sonsub International Pty Ltd	Australia	43.00
Sonsub Ltd	United Kingdom	43.00
Star Gulf Free Zone Co	United Arab Emirates	43.00
Starstroi Ltd Liability Co	Fed. Russia	21.50
Stts Snc	France	25.80
Studeurop SA	France	42.99
TBE Ltd	Egypt	30.08
Tss Dalia Snc	France	11.82
Upstream Contructors
International Fzco	United Arab Emirates	21.50

Engineering

Snamprogetti SpA	Italy	100.00
Aquater SpA	Italy	100.00
ASG Scarl	Italy	55.34
Consorsio Eni per l’Alta Velocità
Consorzio Snamprogetti Abb Lg
Chemicals	Italy	50.00
Modena Scarl	Italy	59.33
Rodano Consortile Scarl	Italy	53.57
Snamprogetti Services SpA	Italy	100.00
Snamprogetti Sud SpA	Italy	100.00
Sp – Tkp Fertilizer Srl	Italy	50.00

Andromeda Consultoria Tecnica	Brazil	100.00
e Representações Ltda
CMS&A Wll	Qatar	20.00
Rpco Enterprises Lts	Cipro	50.00
Snamprogetti France Sàrl	France	100.00
Snamprogetti Ltd	United Kingdom	99.99
Snamprogetti Lummus Gas Ltd	Malta	99.00
Snamprogetti Management	Switzerland	99.99
Services SA
Snamprogetti Netherlands BV	Netherlands	100.00
Snamprogetti Saudi Arabia Ltd	Saudi Arabia	74.99
Snamprogetti USA Inc	USA	99.99
Spf – Tkp Omifpro Snc	France	50.00

Other Activities

Agenzia Giornalistica Italia SpA	Italy	100.00
Ambiente SpA	Italy	99.99
Eni Corporate University SpA	Italy	100.00
EniData SpA	Italy	99.99
EniTecnologie SpA	Italy	100.00
Ing. Luigi Conti Vecchi SpA	Italy	99.99
Servizi Aerei SpA	Italy	100.00
Servizi Turistici Grantour SpA	Italy	100.00
Sieco SpA	Italy	90.87
Syndial SpA - Attività	Italy	99.99
Diversificate (ex EniChem SpA)		57.15
Tecnomare SpA	Italy

Corporate and financial companies

Società Finanziaria Eni SpA Enifin	Italy	100.00
Padana Assicurazioni SpA	Italy	99.73
Serleasing SpA	Italy	99.61
Società Finanziamenti	Italy	99.61
Idrocarburi - Sofid - SpA
Sofidsim - Società	Italy	99.61
di Intermediazione Mobiliare SpA
Eni Coordination Center SA	Belgium	100.00
Eni International Bank Ltd	Bahamas	100.00
Eni International BV	Netherlands	100.00

Certifications as separate documents filed as exhibits

EXHIBIT 12.1

Certification

I, Vittorio Mincato, certify that:

1.		I have reviewed this annual report on Form 20-F of Eni SpA;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 25, 2004

/s/VITTORIO MINCATO
Vittorio Mincato
Title: Managing Director and Chief Executive Officer

EXHIBIT 12.2

Certification

I, Roberto Jaquinto, certify that:

1.		I have reviewed this annual report on Form 20-F of Eni SpA;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 25, 2004

/s/ROBERTO JAQUINTO
ROBERTO JAQUINTO
Title: The GROUP SENIOR VICE PRESIDENT For ADMINISTRATION

EXHIBIT 13.1

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the “Company”), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2003 (the “Report”) fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 25, 2004

/s/VITTORIO MINCATO
Vittorio Mincato
Title: Managing Director and Chief Executive Officer

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.

EXHIBIT 13.2

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the “Company”), hereby certifies, to such officer’s knowledge, that:

the Annual Report on Form 20-F of the Company for the year ended December 31, 2003 (the “Report”) fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 25, 2004

/s/ROBERTO JAQUINTO
ROBERTO JAQUINTO
Title: The GROUP SENIOR VICE PRESIDENT For ADMINISTRATION

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Eni S.p.A.

We have audited the accompanying consolidated balance sheets of Eni S.p.A. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003, all expressed in euro. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements, in the aggregate, reflect total assets of 24 and 21 percent of the related consolidated totals as of December 31, 2003 and 2002, respectively, and total revenues of 15, 13 and 11 percent of the related consolidated totals for the years ended December 31, 2003, 2002 and 2001, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eni S.p.A. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with the Italian law governing consolidated financial statements and generally accepted accounting principles in Italy.

The accounting principles referred to above vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

PricewaterhouseCoopers S.p.A.

Rome, April 26, 2004

INDEPENDENT AUDITOR'S REPORT
Italian statutory consolidated financial statements

To the Stockholders
of Saipem S.p.A.

We have audited the Italian statutory consolidated balance sheets of Saipem S.p.A. and subsidiaries (the "Group") as of December 31, 2003, and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years in the three-year period ended December 31, 2003, expressed in millions of Euro. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements of certain subsidiaries, which reflect total assets of 4% as of December 31, 2003 and 2002 and revenues of 7% and 13% of the related consolidated totals for each of the years ended December 31, 2003 and 2002 respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for these subsidiaries is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the Italian statutory consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saipem S.p.A. and subsidiaries as of December 31, 2003, the consolidated financial position of Saipem S.p.A. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with general accepted accounting principles in Italy.

April 6, 2004

/s/ Reconta Ernst & Young

Milan, Italy

INDEPENDENT AUDITORS’ REPORT
Italian statutory financial statements

To the Stockholders
of Italgas – Società Italiana per il Gas p.A.

We have audited the Italian statutory balance sheet of Italgas – Società Italiana per il Gas p.A. as of December 31, 2003, and the related statement of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements (not presented separately herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which represent 12% of total assets as of December 31, 2003. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the others auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit and the reports of others auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of other auditors, the Italian statutory financial statements referred to above present fairly, in all material respects, the financial position of Italgas – Società Italiana per il Gas p.A. as of December 31, 2003, the result of its operations and its cash flows for the year ended, in conformity with generally accepted accounting principles in Italy.

Turin, Italy

/s/ Reconta Ernst & Young S.p.A.

April 6, 2004

INDEPENDENT AUDITOR'S REPORT
Italian statutory consolidated financial statements

To the Stockholders
of Italgas-Società Italiana per il Gas p.A.

We have audited the Italian statutory consolidated balance sheet of of Italgas-Società Italiana per il Gas p.A. and subsidiaries (the "Group") as of December 31, 2002 and 2001, and the related consolidated statement of income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2002. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements represent assets constituting respectively 16% and 19% of the consolidated assets as of December 31, 2002 and 2001. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the Italian statutory consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Italgas-Società Italiana per il Gas p.A. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2002, in conformity with the accounting principles governing the presentation of consolidated statutory financial statements in Italy.

Turin, Italy

/s/ Reconta Ernst & Young S.p.A.

April 3, 2003

INDEPENDENT AUDITORS’ REPORT
Slovenian statutory financial statements

To the Stockholders
of ADRIAPLIN d.o.o.

We have audited the Slovenian statutory balance sheet of ADRIAPLIN d.o.o. as of December 31, 2003, and the related statements of income for the year ended December 31, 2003. These financial statements (not presented separately herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Slovenian statutory financial statements referred to above present fairly, in all material respects, the financial position of ADRIAPLIN d.o.o. as of December 31, 2003, and the result of its operations for the year ended December 31, 2003, in conformity with generally accepted accounting principles in Slovenia.

Ljubljana, Slovenia

March 12, 2004

Ernst & Young

INDEPENDENT AUDITOR'S REPORT
Italian statutory financial statements

To the Stockholders
of Compagnia Napoletana di Illuminazione e Scaldamento Col Gas S.p.A.

We have audited the Italian statutory balance sheet of Compagnia Napoletana di Illuminazione e Scaldamento Col Gas S.p.A. as of December 31, 2003, and the related statement of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Italian statutory financial statements referred to above present fairly, in all material respects, the financial position of Compagnia Napoletana di Illuminazione e Scaldamento Col Gas S.p.A. as of December 31, 2003, the result of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Italy.

Naples, Italy

/s/ Reconta Ernst & Young S.p.A.

March 31, 2004

REPORT OF INDEPENDENT AUDITORS

To the stockholders of
Eni Portugal Investment S.p.A.

1.

We have audited the balance sheets of Eni Portugal Investment S.p.A. (an Italian corporation) as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the periods in the three-year period ended December 31, 2003 expressed in Euro (which financial statements are not included herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Eni Portugal Investment S.p.A. as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the periods in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in Italy.

/s/ Deloitte Touche

Rome, Italy

May 7, 2004

INDEPENDENT AUDITOR'S REPORT
Italian statutory financial statements

To the Stockholders
of Fiorentinagas S.p.A.

We have audited the Italian statutory balance sheet of Fiorentinagas S.p.A. as of December 31, 2003, and the related statement of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Italian statutory financial statements referred to above present fairly, in all material respects, the financial position of Fiorentinagas S.p.A. as of December 31, 2003, the result of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Italy.

Florence, Italy

/s/ Reconta Ernst & Young S.p.A.

April 8, 2004

INDEPENDENT AUDITOR'S REPORT
Italian statutory financial statements

To the Stockholders
of Fiorentinagas Clienti S.p.A.

We have audited the Italian statutory balance sheet of Fiorentinagas Clienti S.p.A. as of December 31, 2003, and the related statement of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Italian statutory financial statements referred to above present fairly, in all material respects, the financial position of Fiorentinagas Clienti S.p.A. as of December 31, 2003, the result of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Italy.

Florence, Italy

/s/ Reconta Ernst & Young S.p.A.

April 8, 2004

INDEPENDENT AUDITOR'S REPORT
Italian statutory financial statements

To the Stockholders
of Italgas Più S.p.A.

We have audited the Italian statutory balance sheet of Italgas Più S.p.A. as of December 31, 2003, and the related statement of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Italian statutory financial statements referred to above present fairly, in all material respects, the financial position of Italgas Più S.p.A. as of December 31, 2003, the result of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Italy.

Turin, Italy

/s/ Reconta Ernst & Young S.p.A.

April 5, 2004

INDEPENDENT AUDITORS’ REPORT
Hungarian statutory financial statements

To the Stockholders
of Mol-Gáz Kereskedelmi Kft.

We have audited the Hungarian statutory balance sheet of Mol-Gáz Kereskedelmi Kft. as of December 31, 2003, which shows a balance total of 000HUF 15,553,956 and a loss of the year of 000HUF 208,007, and the related statement of income for the year ended December 31, 2003. These financial statements (not presented separately herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the Hungarian statutory auditing standards and the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Hungarian statutory financial statements referred to above present fairly, in all material respects, the financial position of Mol-Gáz Kereskedelmi Kft. as of December 31, 2003, and the result of its operations for the year ended December 31, 2003, in conformity with generally accepted accounting principles in Hungary.

Without qualifying our opinion, we draw the attention of the shareholders to the fact that the accompanying annual financial statements for 2003 indicate a significant operating loss and loss for the year and that current liabilities and accrued expenses & deferred income exceed current assets and prepaid expenses & accrued income by THUF 4,190,487. In order to ensure the Company's ability to continue operations on a going concern basis, the Company has developed a plan as set out on page 65 of the notes to the financial statements. The validity of this basis depends on TIGÁZ Rt continuing its support by providing adequate funds or on other third party financing arrangements becoming available. In the absence of such support, there is a significant risk that the Company will not be able to continue operating on a going concern basis. The accompanying financial statements have been drawn up based on the going concern assumption and do not contain the effects of adjustments which may become necessary should this assumption become invalid.

/s/ Ernst & Young Kft.
Budapest, Hungary
February 13, 2004

INDEPENDENT AUDITOR'S REPORT
Italian statutory financial statements

To the Stockholders
of Napoletanagas Clienti S.p.A.

We have audited the Italian statutory balance sheet of Napoletanagas Clienti S.p.A. as of December 31, 2003, and the related statement of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Italian statutory financial statements referred to above present fairly, in all material respects, the financial position of Napoletanagas Clienti S.p.A. as of December 31, 2003, the result of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Italy.

Naples, Italy

/s/ Reconta Ernst & Young S.p.A.

March 31, 2004

REPORT OF INDEPENDENT AUDITORS

To the stockholders of
Snam Rete Gas S.p.A.

We have audited the consolidated balance sheets of Snam Rete Gas S.p.A. (an Italian corporation) and its subsidiary (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the periods in the three-year period ended December 31, 2003 expressed in euro (which consolidated financial statements are not enclosed herein). Snam Rate Gas S.p.A. and its subsidiary GNL Italia S.p.A., incorporated respectively on November 15, 2000 and on July 27, 2001 and operating since the contribution by Snam S.p.A. (now Eni S.p.A. – Divisione Gas & Power), of the business related to natural gas transportation, dispatching, and regasification services, have ended the first financial period on December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We concluded our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Snam Rete Gas S.p.A. and subsidiary as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the periods in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Italy.

/s/ Deloitte Touche

Milan, Italy

April 5, 2004

INDEPENDENT AUDITOR'S REPORT
Italian statutory consolidated financial statements

To the Stockholders
of Società Azionaria per la Condotta di Acque Potabili p.A. ("Acque Potabili S.p.A.")

We have audited the Italian statutory consolidated balance sheet of Acque Potabili S.p.A. and subsidiaries as of December 31, 2003, and the related consolidated statement of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Italian statutory consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Acque Potabili S.p.A. and subsidiaries as of December 31, 2003, the consolidated result of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in Italy.

Tuin, Italy

/s/ Reconta Ernst & Young S.p.A.

April 6, 2004

INDEPENDENT AUDITORS’ REPORT
Hungarian statutory financial statements

To the Stockholders
of Tigaz Rt.

We have audited the Hungarian statutory balance sheet of Tigaz Rt. as of December 31, 2003, which shows a balance total of 000HUF 80,414,801 and a profit after dividend for the year of 000HUF 1,790,826, and the related statement of income for the year ended December 31, 2003. These financial statements (not presented separately herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the Hungarian statutory auditing standards and the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Hungarian statutory financial statements referred to above present fairly, in all material respects, the financial position of Tigaz Rt. as of December 31, 2003, the result of its operations for the year ended December 31, 2003, in conformity with generally accepted accounting principles in Hungary.

/s/ Ernst & Young Kft
Budapest, Hungary
March 18, 2004

balance sheets

(Amounts stated in million euro)	Note	Dec. 31, 2002	Dec. 31, 2003
ASSETS
Current assets:
Cash and cash equivalent:		3,265	1,623
Marketable securities	3	1,208	1,277
Receivables, net	4	13,530	13,802
Inventories, net:	5
Crude oil, natural gas and petroleum products		1,821	1,652
Chemical products		622	636
Work in progress on long-term contracts		184	434
Other		573	571
Total inventories		3,200	3,293
Accrued interest and other		573	533
Total current assets		21,776	20,528
Non-current assets:
Fixed assets, net of accumulated depreciation,
amortization and writedowns	6	33,693	36,360
Receivables, net	4	2,500	1,395
Investments	7	2,779	3,160
Intangible assets	8	3,175	3,610
Other	9	1,885	2,283
Total non-current assets		44,032	46,808
TOTAL ASSETS		65,808	67,336
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	11	7,890	7,428
Current portion of long-term debt	11	980	490
Trade accounts payable		5,537	5,887
Advances		1,457	1,551
Taxes payable	10	1,791	2,183
Accrued expenses and other		3,937	3,841
Total current liabilities		21,592	21,380
Non-current liabilities:
Long-term debt	11	6,550	8,336
Reserve for employee termination indemnities		507	555
Reserves for contingencies	12	5,522	5,708
Deferred and other non-current income tax liabilities	12	2,611	2,442
Accrued expenses and other		675	597
Total non-current liabilities		15,865	17,638
TOTAL LIABILITIES		37,457	39,018
Minority interests		2,094	1,622
Shareholders’ equity:	13
Capital stock 4,002,922,176 fully paid shares nominal value 1 euro each
(4,001,814,026 shares at December 31, 2002)		4,002	4,003
Reserves		20,500	20,272
Treasury shares		(2,838)	(3,164)
Net income for the year		4,593	5,585
Total shareholders’ equity		26,257	26,696
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		65,808	67,336

(The accompanying notes are an integral part of these consolidated financial statements)

statements of income

(Amounts stated in million euro, except per Share and per ADS data)	Note	2001	2002	2003
Revenues:
Net sales from operations	14	48,925	47,922	51,487
Other income and revenues		921	1,080	913
Total revenues		49,846	49,002	52,400
Operating expenses:
Purchases, services and other	15	31,828	31,893	34,566
Payroll and related costs	16	2,851	3,103	3,166
Depreciation, amortization and writedowns	17	4,771	5,504	5,151
Operating income		10,396	8,502	9,517
Interest and other income (expense):
Financial expense and exchange differences, net	18	(259)	(167)	(154)
Other income (expense) from investments	19	(216)	43	(17)
Total interest and other income (expense)		(475)	(124)	(171)
Income before extraordinary income (expense)
and income taxes		9,921	8,378	9,346
Extraordinary income (expense) (a)	20	1,837	(29)	49
Income before income taxes		11,758	8,349	9,395
Income taxes	21	(3,530)	(3,127)	(3,241)
Income before minority interest		8,228	5,222	6,154
Minority interest in net income		(477)	(629)	(569)
Net income		7,751	4,593	5,585

Earnings per Share (based on the weighted-average number of shares outstanding for each period)	22	1.98	1.20	1.48
Earnings per ADS (based on five shares per ADS)		9.91	6.00	7.39

(a)	Before income taxes.

(The accompanying notes are an integral part of these consolidated financial statements)

statements of cash flows
(Amounts stated in million euro)	2001	2002	2003

Cash flows from operating activities
Net income	7,751	4,593	5,585
Minority interest in net income	477	629	569
Depreciation and amortization	4,671	4,962	4,710
Writedowns, net	571	591	586
Net change in other reserves	(323)	96	144
Net change in the reserve for employee termination indemnities	23	33	53
Gain on disposal of assets, net	(170)	(152)	(35)
Dividend income	(40)	(32)	(22)
Interest income	(493)	(322)	(197)
Interest expense	811	568	574
Unrealized exchange differences	67	(65)	(279)
Extraordinary expense (income), net	(1,837)	29	(49)
Income taxes	3,530	3,127	3,241
Cash generated from operating income before changes in working capital	15,038	14,057	14,880
(Increase) decrease:
- inventories	179	(209)	(162)
- accounts receivable	(21)	(925)	(622)
- accrued interest and other current assets	(89)	88	66
- trade and other accounts payable	(420)	555	451
- accrued expenses and other	154	(19)	(198)
Cash from operations	14,841	13,547	14,415
Dividends received	129	147	189
Interest received	455	164	234
Interest paid	(790)	(579)	(432)
Net extraordinary expense paid	(300)	(162)	(50)
Income taxes paid	(6,189)	(2,539)	(3,529)
Net cash provided from operating activities	8,146	10,578	10,827
Cash flows from investing activities
Investments:
- intangible assets	(1,304)	(1,205)	(959)
- fixed assets	(5,273)	(6,843)	(7,843)
- new consolidated subsidiaries and businesses	(2,662)	(1,043)	(283)
- investments	(420)	(272)	(702)
- securities	(441)	(61)	(103)
- financing receivables	(684)	(661)	(1,095)
- change in accounts payable in relation to investments
and capitalized depreciation	(160)	193	207
	(10,944)	(9,892)	(10,778)
Disposals:
- intangible assets	8	77	49
- fixed assets	882	475	177
- consolidated subsidiaries and businesses	1,084	270	338
- investments	140	113	86
- securities	978	194	301
- financing receivables	1,333	234	1,758
- change in accounts receivable in relation to disposals		(35)	11
	4,390	1,363	2,720
Net cash used in investing activities	(6,554)	(8,529)	(8,058)
Cash flows from financing activities
Proceeds from long-term debt	636	2,145	3,118
Payments of long-term debt	(1,311)	(503)	(485)
Additions to (reductions of) short-term debt	141	2,094	(1,004)
	(534)	3,736	1,629
Payments to (by) minority shareholders	1,337	62	13
Sale (purchase) of additional interests in subsidiaries	943	(103)	(2,606)
Dividends to minority shareholders	(1,736)	(3,035)	(3,011)
Other	(1,494)	(770)	(329)
Net cash used in financing activities	(1,484)	(110)	(4,304)
Effect of change in consolidation area	25	57	(9)
Effect of exchange rate differences	13	(121)	(98)
Net cash flow for the year	146	1,875	(1,642)
Cash and cash equivalent at beginning of the year	1,244	1,390	3,265
Cash and cash equivalent at end of the year	1,390	3,265	1,623

(The accompanying notes are an integral part of these consolidated financial statements)

statements of changes in shareholders’ equity

(Amounts stated in million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve mergers from	Distributable reserve of Eni SpA	Former Agip SpA reserves reconstituted	State grants	Consolidation reserves	Reserve for shares granted to employees article 2349 civil code	Reserve article 13 Law Decree 124/1993	Cumulative translation adjustment reserve	Loans serviced by the Government	Treasury shares	Retained earnings	Net income for the year	Total
Balance at December 31, 2000	4,133	827	3,400		1,856	103	58	6	2		911	4	(574)	5,904	5,771	22,401

Dividend distribution
(euro 0.212 per Share)															(1,664)	(1,664)
Allocation of 2000 net income					1,658				1					2,448	(4,107)
Shares repurchased													(1,494)			(1,494)
Conversion of the share capital
from italian lire to euro	(132)	132
Unallocated lower cost of investments
carried on under equity method								25								25
							4					(4)
Exchange differences arising
on the translation of foreign
currency financial statements											451					451
Other changes														13		13
Net income for the year															7,751	7,751
Balance at December 31, 2001	4,001	959	3,400		3,514	103	62	31	3		1,362		(2,068)	8,365	7,751	27,483
Dividend distribution
(euro 0.75 per Share)					(757)										(2,119)	(2,876)
Allocation of 2001 net income					3									5,629	(5,632)
Increase of reserve for shares
granted to employees
article 2349 civil code					(2)				2
Authorization to repurchase shares			2,000		(2,000)
Reserve from mergers				1,390						1				(1,391)
Shares repurchased													(770)			(770)
Shares issued under stock grant plan	1								(1)
Exchange differences arising
on the translation of foreign
currency financial statements											(2,125)					(2,125)
Other changes														(48)		(48)
Net income for the year															4,593	4,593
Balance at December 31, 2002	4,002	959	5,400	1,390	758	103	62	31	4	1	(763)		(2,838)	12,555	4,593	26,257
Dividend distribution
(euro 0.75 per Share)															(2,833)	(2,833)
Allocation of 2002 net income					789									971	(1,760)
Shares repurchased													(329)			(329)
Reduction in value of stock grant			(3)		3								3
Shares issued under stock grant plan	1								(1)
Reclassification				(1,390)	1,500									(110)
Exchange differences arising
on the translation of foreign
currency financial statements											(1,845)					(1,845)
Exchange differences arising
on the distribution of dividends
and other changes											103			(245)		(142)
Net income for the year															5,585	5,585
Balance at December 31, 2003	4,003	959	5,397		3,050	103	62	31	3	1	(2,505)		(3,164)	13,171	5,585	26,696

(The accompanying notes are an integral part of these consolidated financial statements)

Notes to the Consolidated Financial Statements

1 General

Eni SpA and its subsidiaries (“Eni”) together constitute a fully integrated company operating in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni SpA is the successor entity to Ente Nazionale Idrocarburi, which was established in 1953 as public statutory body to act as Italy’s national oil and gas company. In July 1992, in connection with the privatization program of the Italian Government (the “Government”), the public statutory body was converted into a joint stock company, with the Ministry of Economy and Finance (previously Ministry of Treasury, Budget and Economic Planning) of Italy as the sole shareholder. See Note 13 “Shareholders’ equity” for further information regarding share capital.

2 Summary of significant accounting and reporting policies

Basis of presentation
The consolidated financial statements of Eni have been prepared in accordance with Eni’s group accounting policies which are in accordance with principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri or, in the absence thereof and if applicable, the International Accounting Standards Board (IASB). In the absence of indications in said principles, particularly related to the application of the Unit of Production and Production Sharing Agreement methods of accounting, specific criteria for hydrocarbons exploration and production applied internationally have been followed (collectively, “Italian GAAP”). Italian GAAP differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 27 and 28. The financial statements have been reformatted from the original Italian statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the U.S. Securities and Exchange Commission (the “SEC”). Reclassifications concerned essentially a different aggregation of certain items that were distinguished between current and non-current, as well as the recording as a decrease in net borrowings of implicit interests and the reclassification as a decrease in net equity of treasury shares purchased, items that in the original Italian statutory financial statements are classified as current assets and fixed assets.

Principles of consolidation
The consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies controlled by Eni SpA, directly or indirectly, either by holding the majority of the voting rights or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings. The consolidated financial statements also include, on a proportional basis, the accounts of companies controlled jointly with other partners, except for joint ventures which are accounted for under the equity method. The effects of proportionate consolidation are not material. Insignificant subsidiaries, companies purchased exclusively for sale and companies in liquidation, if their exclusion does not result in a misrepresentation of the company’s financial condition and consolidated results, are not included in the scope of consolidation. The effects of these exclusions on the whole, are not material.
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

Foreign currency translation
Assets and liabilities of foreign consolidated companies have been translated at exchange rates ruling at year-end. Equity accounts of foreign consolidated companies are translated using the historic exchange rates. Income statement accounts of foreign consolidated companies are translated at the average rates for the period (source: Ufficio Italiano Cambi). Related translation adjustments are reported as a component of shareholders’ equity. Financial statements of foreign subsidiaries which are translated into euro are denominated in their functional currencies.
Monetary assets and liabilities denominated in currencies other than the functional currency are translated into euro using the prevailing rate at the balance sheet date. All differences are recognized in earnings in the period.

Accounting principles

Cash and cash equivalents
Eni considers cash and cash equivalents to be its cash on hand and on deposit with banks and short-term investment with original maturities of 90 days or less.

Marketable securities
Marketable securities are stated at the lower of purchase cost or market value and are usually available for sale.

Inventories
Inventories, except for those relating to contract work in progress, are stated at the lower of cost or market value. The cost of inventories of hydrocarbon (crude oil, condensates and natural gas) and petroleum products, representing 57%, and 50% of Eni’s inventories at December 31, 2002 and 2003, respectively, is substantially determined by the last-in, first-out (LIFO) method; the cost of inventories of the Petrochemicals segment, representing 19% of Eni’s inventories at December 31, 2002 and 2003, is generally determined by the average cost method.
Contract work in progress, representing 6% and 13% of inventories at December 31, 2002 and 2003, respectively, is recorded using the percentage-of-completion method measured on the cost-to-cost basis. Payments received in advance of construction are subtracted from inventories and any excess of such advances over the value of work performed is recorded as a liability. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated in euro using the current exchange rates at year-end and the effects are recorded in the income statement. Future losses related to a contracts whose future costs exceed future revenues, are accrued for as soon as the company becomes aware of such losses.
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
Investment grants from Government agencies are recorded in a contra asset account when authorized, if all the required conditions have been met. Such grants are amortized over the useful life of the assets.

Depreciation of fixed assets, except those related to exploration and production activities, is computed on the revalued cost, using the straight-line method by applying depreciation rates that are based on the estimated remaining useful lives of the fixed assets.

Depreciation rates used are as follows:

%
Buildings	3	-	10
Plant and machinery:
- pipelines, distribution networks and related plant and machinery	2	-	5
- other plant and machinery	4	-	25
Industrial and commercial equipment	10	-	25

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
Goodwill is recorded as an asset when purchase consideration exceeds the fair value of assets and liabilities acquired and is amortized at constant rates in the periods of use, provided it is no longer than 20 years from the year of recording.
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

Exploration and production activities

Acquisition of mineral rights
Costs associated with the acquisition of mineral rights, including reserves purchased in connection with such acquisition, are capitalized. Mineral rights can also include exploration permits, among other items. Mineral rights are amortized on a straight-line basis over the expected period of benefit. Capitalized costs associated with proved reserves are amortized on a Unit-of-Production (UOP) basis, while capitalized costs related to all other reserves are not amortized until classified as proved. Capitalized costs related to abandon drilling programs are expensed.

Exploration
Costs associated with exploratory activities for oil and gas producing properties incurred to obtain information in order to characterize fields (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are recorded as intangible assets and amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes).

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas and are capitalized and amortized on a UOP basis. Costs related to unsuccessful developmental wells are expensed immediately as loss on disposal.
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
In addition, Eni makes contributions to certain employee associations that provide medical and various other employee benefits to current employees. These plans are not administered by Eni and contributions are determined in accordance with the agreements negotiated with trade unions. Eni expenses the contributions to the associations in the periods in which they are made.
Eni’s pension obligations relate only to operations outside Italy and are not significant.

Treasury shares
Treasury shares acquired as long-term investments are recorded at cost written-down for impairments in value as a reduction of shareholders’ equity. When the reasons for the impairment cease to exist, treasury shares can be revalued up to the original cost basis. Treasury shares acquired following the group incentive plans are recorded at the lower of purchase price or fair value for stock grants and at the lower of purchase price or strike price for stock options. Treasury shares acquired following the outstanding incentive plans are recorded at the lower of purchase price or market value.

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

Revenues from natural gas and crude oil production from properties in which Eni has an interest together with other producers are recognized based on actual quantities produced and sold on Eni’s behalf (sales method). Differences between Eni’s net working interest volume and actual production volumes are not significant. Revenues related to long term construction contracts are recognized using the percentage-of-completion method measured on the cost-to-cost basis. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident.

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

Income taxes
Deferred tax assets or liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are not recognized if ultimate payment is not deemed probable. Deferred tax assets are recognized when there is a reasonable expectation of their realization. Deferred tax liabilities are recorded in the “Non-current income tax liabilities” account, while deferred tax assets are recorded in “Other” (non-current assets). Deferred tax assets are offset against deferred tax liabilities if they relate to the same tax paying entity.

Derivatives
With respect to interest rate, foreign exchange and price risks, Eni enters into derivative transactions to hedge specific transactions as well as net interest rate and foreign currency positions. See Note 23 for a description of Eni’s overall strategy and description of financial instruments utilized to mitigate market risk.
The interest differentials to be received or paid on interest rate swaps, as well as interest differentials on interest rate collars, are charged to the income statement on an accrual basis. The interest differentials on forward rate agreements are recognized at the date of settlement of the contract and charged to the income statement on an accrual basis over the period hedged. Such interest rate differentials are recorded in “Accrued interest and other current assets” or “Accrued expenses and other” (current liabilities) as applicable until recognized in the income statement as “Financial expense and exchange differences net”.
Foreign exchange hedge derivatives are valued at the spot rate at year-end and the related gains and losses are recorded in income as exchange gain and loss. Derivatives on future commitments are not valued at the exchange rate at the year-end, but they are considered to exclude any deferred losses. Premiums or discounts are accrued over the life of the contract and classified as exchange differences. With reference to options, the premiums paid are recorded as “Marketable securities” or “Other assets”, depending on the maturity of the contract. Premiums are written down depending on the maturity of the contract if the strike price is fair and, if it is not fair, the option is valued with the same criteria for securities.
The gains on price risk hedge derivatives are recorded in income to the extent of writedowns of hedged assets; losses are recorded in income if necessary to adjust the hedged assets to the value attributed to them by the derivative when they are accrued, consistent with the evaluation of the hedged assets. The gains and losses are classified consistently with the classification of the sale of the hedged asset.

Research and development costs
Research and development costs are generally expensed as incurred.
For the years ended December 31, 2001, 2002 and 2003, total research and development costs were euro 203 million, euro 175 million and euro 238 million, respectively, and euro 13 million, euro 11 million and euro 52 million as capitalized costs.

Environmental expenditures
Environmental expenditures are made in order to prevent, reduce, repair or control the environmental impact of production activities. Environmental expenditures that improve or extend the useful lives and increase the production capacity or safety of fixed assets are capitalized in the appropriate fixed asset accounts. Ongoing environmental compliance costs are expensed as incurred. Reserves for environmental contingencies are established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Restructuring costs
The costs of redundancy incentives are accrued when a workforce reduction program is defined and the conditions precedent for its implementation have been satisfied. Restructuring charges also include the costs of closures of facilities and asset impairments. Such charges are recorded as extraordinary items.

Statements of cash flows
The cash flow statements are prepared in accordance with International Accounting Standards, using the indirect method.
Unless otherwise indicated, all monetary amounts in the financial statements and in these notes are presented in millions of euro or millions of US dollars, except share, per share, ADS and per ADS data.

Changes in accounting principles
Beginning with 2002, Eni changed the accounting for stock-based compensation plans for managers of Eni with stock grants and stock options granted during 2002 and 2003.
In the past, as stock grants were considered part of the overall compensation paid to employees, at the grant date only the social security contributions as well as the relevant portion of termination indemnity expected to be borne by Eni at the date of exercise of the option were recorded as an expense in the statement of income. The issue of new shares was recognized in the balance sheet accounts at the issue date. Eni did not have stock grant plans which allowed for the assignment of treasury shares.

Relative to the stock option plans, at the grant date, no compensation expense was recognized in the financial statements. At the exercise date, the issue of new shares or the allocation of treasury shares was recognized in the balance sheet accounts, with no effect on the statement of income.
Starting in 2003, stock grant and stock options granted to Group managers are being recognized as compensation expense, as these amounts represent employee compensation.
The cost of stock-based compensation is measured by the fair value of the award at the grant date and is recognized as an expense over the vesting period1. The cost of related social security contributions and termination indemnity related to stock grant plans are also recognized as an expense over the vesting period.
The fair value of stock grants is determined as the market value of the shares at the grant date, less the present value of dividends expected to be declared during the vesting period. The fair value of stock grants for 2003 was euro 11.1954, 6.0185 and 2.8503 per share for Eni, Saipem and Snam Rete Gas respectively. The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for the exercise of the options, the present value of shares and the expected volatility and the risk-free interest rate. The fair value of stock options for 2003 was euro 1.5045, 1.1928 and 0.4206 per share for Eni, Saipem and Snam Rete Gas, respectively.
The cost of stock grants made with the use of treasury shares and the related social security contributions and termination indemnity, are recognized as a charge to the item “Reserve for risks and contingencies - Other”and the cost of stock options is recognized as a charge to the item “Disposable reserves”.
Treasury shares purchased for the purpose of servicing stock-based compensation are recorded in the balance sheet item “Marketable securities” and valued at the lower of the purchase price and the fair value of the stock grants, or, in the case of stock options, at the lower of purchase price and exercise price of the options.
Overall, the fair value of stock grants and stock options assigned to Eni Group managers in 2003 amounted to euro 33 million, as follows:

(million euro)	Eni	Saipem	Snam Rete Gas	Total
Fair value of stock grants and stock options	21	4	1	26
Social security contributions and employee termination indemnities	6	1		7
	27	5	1	33

The cost recognized in the income statement, determined on a pro rata basis over the vesting period, amounted to euro 6 million, to which the writedowns of cost to fair value of treasury shares servicing stock grant plans of euro 3 million must be added. With reference to the deferred fiscal deductibility of the charges recognized in the income statement, deferred tax assets were recorded for euro 4 million.

3 Marketable securities
Marketable securities consist of the following:

(million euro)	Net value	Net value
	at Dec. 31,2002	at Dec. 31,2003
Investments		13
Other securities:
- Italian treasury bonds	907	963
- other	301	301
	1,208	1,264
	1,208	1,277

Investments of euro 13 million concern the shares of Saipem SpA which were purchased for their stock option and stock grant plans.
On December 31, 2003, the due dates of other securities were the following:

_________________________________
1 For stock grants, the period between the grant date and the date of assignation of shares; for stock options, the period between the grant date and the date in which the option can be exercised.
(million euro)	Net value	Net value
	at Dec. 31,2002	at Dec. 31,2003
within 12 months	141	119
within 5 years	882	942
beyond 5 years	185	203
	1,208	1,264

Securities for euro 483 million are considered coverage of technical reserves of Padana Assicurazioni SpA (euro 489 million at December 31, 2002).

4 Receivables
Receivables by type and due date consist of the following:

(million euro)	Dec. 31, 2002			Dec. 31, 2003

	Current	Non-current	Total	Current	Non-current	Total
Trade:
- customers	8,656	161	8,817	9,243	233	9,476
- other	273		273	296		296
	8,929	161	9,090	9,539	233	9,772
Financing	1,340	1,286	2,626	551	1,098	1,649
Other	3,261	1,053	4,314	3,712	64	3,776
	13,530	2,500	16,030	13,802	1,395	15,197

“Trade” receivables of euro 9,772 million increased by euro 682 million. This increase relates primarily to the Gas & Power (euro 361 million) and Refining & Marketing (euro 307 million).
“Financing” receivables of euro 1,649 million include loans made for operating purposes for euro 1,409 million (euro 2,624 million at December 31, 2002). The decrease of loans made for operating purposes of euro 1,215 million is primarily due to the collection of the loans made on behalf of affiliated companies, Transitgas AG (euro 655 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 264 million), Transmediterranean Pipeline Co Ltd (euro 33 million) and to exchange rate differences of euro 312 million due to the translation of financial statements prepared in currencies other than euro. Such decrease was partially offset by the concession of new loans, in particular to Albacom SpA (euro 54 million).
Repayment of such receivables of euro 32 million (euro 38 million at December 31, 2002) is contingent upon the outcome of financed activities, while a portion of the loans may be converted into capital.
“Other” receivables consist of the following:

(million euro)	Dec.31, 2002	Dec.31, 2003
Accounts receivable from:
- Italian tax authorities related to:
• income tax credits	973	1,024
• interest on tax credits	317	337
• value added tax (VAT)	383	149
• other	113	97
- joint venture operators in exploration and production	758	532
- insurance companies	276	278
- foreign tax authorities	314	232
- Italian governmental entities	202	198
- receivables from affiliates and unconsolidated subsidiaries	27	77
Prepayments for services	174	150
Other receivables	777	702
	4,314	3,776

The interest rate applicable to tax credits has been 1.375% for each six month period from July 1, 2003 (2.5% in the first half of 2003).
Approximately 56.5% of Eni’s non-current receivables at December 31, 2003 were denominated in currencies other than the euro (45% at December 31, 2002).
Eni did not have any significant concentration of credit risk as of December 31, 2002 and 2003.
The above amounts are net of the allowance for doubtful accounts, which amounts to euro 730 million, 875 million and 1,277 million at December 31, 2003, 2002 and 2001, respectively. The evolution of the allowance in the past three years is as follows:

	Balance	Additions	Deductions	Other	Year-end
	at the beginning			changes	amount
(million euro)	of the year
December 31, 2001	928	90	(77)	336	1,277
December 31, 2002	1,277	111	(106)	(407)	875
December 31, 2003	875	129	(44)	(230)	730

Other changes for the year ended December 31, 2003 of euro 230 million relate primarily to the elimination of a portion of the allowance for doubtful accounts (euro 107 million) and the corresponding receivables from Italian tax Authorities, which was accrued by Eni SpA following the decision of the Constitutional Court that has rejected the ruling on legitimacy advanced by the Court of Cassazione, accepting the appeal of Tax Authorities against the reimbursement asked by Eni SpA of income taxes for the year 1988.

5 Inventories

(million euro)	Dec. 31, 2002					Dec. 31, 2003
	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total
Raw and auxiliary materials and consumables	460	187		372	1,019	409	205		418	1,032
Products being processed and semi finished products	64	17		4	85	66	15		6	87
Work in progress long-term contracts			184		184			433		433
Finished products and goods	1,293	418		87	1,798	1,170	416		41	1,627
Advances	4			110	114	7		1	106	114
	1,821	622	184	573	3,200	1,652	636	434	571	3,293

Oil and petroleum products inventories of euro 682 million represent certain minimum quantities (“compulsory stock”) required by law (euro 595 million at December 31, 2002) and natural gas inventories of euro 39 million represent strategic stock (the same amount at December 31, 2002), while natural gas inventories valued at euro 465 million are used to satisfy peak demand (euro 571 million at December 31, 2002).
The excess of market value over the book value of crude oil, petroleum products and purchased natural gas at year-end was euro 1,247 million (euro 1,375 million at December 31, 2002).
The above amounts are net of the valuation allowance amounting to euro 107 million, 108 million and 159 million at December 31, 2003, 2002 and 2001, respectively. The evolution of allowance in the past three years is as follows:

	Balance	Additions	Deductions	Other	Year-end
	at the beginning			changes	amount
(million euro)	of the year
December 31, 2001	106	61	(1)	(7)	159
December 31, 2002	159	47	(60)	(38)	108
December 31, 2003	108	25	(17)	(9)	107

6 Fixed assets

(million euro)	Net value at Dec. 31, 2002	Investments	Depreciation	Writedown	Change in scope of consolidation	Exchange rate differences	Other changes	Net value at Dec. 31, 2003	Reserve amortization writedown at Dec. 31, 2003
Buildings	1,761	137	(129)	(18)	2	(27)	69	1,795	1,684
Plant and machinery	24,065	2,800	(3,106)	(262)	761	(2,053)	3,012	25,217	36,275
Industrial and commercial equipment	441	97	(122)	(1)	139	(29)	(3)	522	1,209
Other assets	278	82	(90)			(12)	33	291	734
Fixed assets in progress and advances	7,148	4,727		(155)	232	(1,023)	(2,394)	8,535	476
	33,693	7,843	(3,447)	(436)	1,134	(3,144)	717	36,360	40,378

Capital expenditures of euro 7,843 million (euro 6,843 million in 2002) primarily relate to the Exploration & Production segment (euro 5,033 million), Gas & Power segment (euro 1,655 million), Refining & Marketing segment (euro 652 million) and Oilfield Services, Construction and Engineering segment (euro 264 million, of which euro 249 million related to the construction and drilling activity).
Writedowns of euro 436 million concern primarily the Exploration & Production segment (euro 227 million), the Petrochemicals segment (euro 133 million) and Syndial SpA (euro 63 million).
Exchange rate differences due to the translation of financial statements prepared in currencies other than euro amount to euro 3,144 million related to companies whose functional currency is the US dollar (euro 2,522 million).
The changes in scope of consolidation of euro 1,134 million concern the purchase of Fortum Petroleum AS (now Eni Norge AS) (euro 1,077 million).
Other changes for euro 717 million related primarily to the attribution to fixed assets of a portion of the difference between purchase price and the corresponding equity acquired from third parties following the Public Offering for Italgas SpA shares (euro 1,057 million); such increase was partially offset by the sale of businesses and assets (euro 315 million) primarily related to the Exploration & Production segment (euro 133 million) and Refining & Marketing segment (euro 107 million).
Monetary revaluations included in the gross and net value of fixed assets, amount to euro 1,084 and 82 million, respectively (euro 1,179 million and euro 64 million respectively at December 31, 2002).
At December 31, 2003 fixed assets have been pledged for euro 486 million primarily as collateral on debt incurred by Eni (euro 489 million at December 31, 2002).

Fixed assets by segment

(million euro)	Dec. 31, 2002	Dec. 31, 2003
Fixed assets, gross:
- Exploration & Production	38,534	38,811
- Gas & Power	16,467	18,926
- Refining & Marketing	8,172	8,652
- Petrochemicals	4,169	4,266
- Oilfield Services Construction and Engineering	3,447	3,531
- Other activities	2,472	2,403
- Corporate and financial companies	132	149
	73,393	76,738
Accumulated depreciation, amortization and writedowns:
- Exploration & Production	18,672	18,473
- Gas & Power	9,276	9,426
- Refining & Marketing	5,075	5,482
- Petrochemicals	2,884	3,085
- Oilfield Services Construction and Engineering	1,689	1,790
- Other activities	2,054	2,065
- Corporate and financial companies	50	57
	39,700	40,378
Fixed assets, net:
- Exploration & Production	19,862	20,338
- Gas & Power	7,191	9,500
- Refining & Marketing	3,097	3,170
- Petrochemicals	1,285	1,181
- Oilfield Services Construction and Engineering	1,758	1,741
- Other activities	418	338
- Corporate and financial companies	82	92
	33,693	36,360

Fixed assets by segment relating to the 2002 were reclassified on the basis of the new division of activities. In particular, “Other activities” included the information of Syndial SpA and its subsidiaries, previously included in the “Petrochemicals” segment. The information relating to the new segment “Corporate and financial companies” was re-classified from “Other activities”.

7 Investments

(million euro)	Net value	Acquisitions	Increase	Reduction	Exchange	Other	Net value	Reserve for
	at Dec. 31,	and	in value	in value	rate	changes	at Dec. 31,	contingencies
	2002	subscriptions			differences		2003	at Dec. 31,
Investments in unconsolidated								2003
subsidiaries	247	72	25	(36)	(31)	8	285	552
Investments in affiliates	2,240	537	162	(335)	(89)	47	2,562	773
Investments in other companies	292	81	2	(26)	(51)	15	313	61
	2,779	690	189	(397)	(171)	70	3,160	1,386

Acquisitions and subscriptions for euro 690 million concerned mainly the subscriptions of capital increase of Unión Fenosa Gas SA (euro 442 million), of United Gas Derivatives Co (UGDC) (euro 75 million), of Darwin LNG Pty Ltd (euro 43 million), of Discovery Producer Services (euro 38 million) and Eni BTC Ltd (euro 33 million).
Increases and reductions in value include Eni’s portion of equity earnings or losses on investments accounted for under the equity method and changes in the value of investments accounted for under the cost criteria. Specifically, the increase of euro 189 million relates primarily to Trans Austria Gasleitung GmbH (euro 35 million), Transmediterranean Pipeline Co Ltd (euro 21 million), TSKJ - Serviços de Engenharia Lda (euro 20 million) and Azienda Energia e Servizi SpA (euro 20 million); reductions for euro 397 million concern primarily Albacom SpA (euro 115 million), Galp Energia SGPS SA (euro 29 million), Blue Stream Pipeline Co BV (euro 25 million) and also the decrease in the carrying value of companies valued under the equity method for the receipt of dividends (euro 167 million).
Other changes for euro 70 million relate primarily to the attribution to investments of a portion of the difference between purchase price and the corresponding equity acquired from third parties following Public Offering on Italgas SpA shares (euro 104 million). Such increase is partially offset by the sale of investments (euro 26 million).
The net value of euro3,160 million consists of the following companies:

(million euro)	Dec. 31, 2002			Dec. 31, 2003

	Net value	Eni’s	Accounting	Net value	Eni’s	Accounting
		interest	method		interest	method
Unconsolidated subsidiaries:
- Transmediterranean Pipeline Co Ltd	83	50.00	equity method	65	50.00	equity method
- Eni BTC Ltd				52	100.00	equity method
- Conserv Inc	25	100.00	cost
- Other (*)	139			168
	247			285
Affiliates:
- Galp Energia SGPS SA	659	33.34	equity method	602	33.34	equity method
- Unión Fenosa Gas SA				416	50.00	equity method
- Azienda Energia e Servizi SpA	92	49.00	equity method	168	49.00	equity method
- Eteria Parohis Aeriou Thessaloniki SA	151	49.00	equity method	151	49.00	equity method
- Raffineria di Milazzo ScpA	121	50.00	equity method	131	50.00	equity method
- Blue Stream Pipeline Co BV	178	50.00	equity method	125	50.00	equity method
- Erg Raffinerie Mediterranee Srl (a)	100	28.00	cost	100	28.00	cost
- EnBW - Eni Verwaltungsgesellschaft mbH	89	50.00	equity method	94	50.00	equity method
- United Gas Derivatives Co (UGDC)	19	33.33	equity method	82	33.33	equity method
- Superoctanos CA	93	49.00	equity method	80	49.00	equity method
- Fertilizantes Nitrogenados de Oriente CEC	66	20.00	equity method	66	20.00	equity method
- Supermetanol CA	66	35.19	equity method	59	35.19	equity method
- Trans Austria Gasleitung GmbH (b)	55	89.00	equity method	58	89.00	equity method
- Ages Pisa SpA	49	46.18	equity method	49	46.07	equity method
- Siciliana Gas SpA	38	50.00	equity method	47	50.00	equity method
- Eteria Parohis Aeriou Thessalia SA	39	49.00	equity method	39	49.00	equity method
- Haldor Topsøe AS	43	50.00	equity method	37	50.00	equity method
- Distribuidora de Gas del Centro SA	12	31.35	equity method	36	31.35	equity method
- Transitgas AG	34	46.00	equity method	32	45.99	equity method
- Albacom SpA	115	35.00	equity method
- Carson Development General Partnership	34	50.00	cost
- Other	187			190
	2,240			2,562
Other companies
- Nigeria Lng Ltd	111	10.40	cost	92	10.40	cost
- Darwin LNG Pty Ltd				39	12.04	cost
- Ceska Rafinerska AS	39	16.33	cost	33	16.33	cost
- Discovery Producer Services Llc	16	16.67	cost	28	16.67	cost
- Interconnector (UK) Ltd	30	5.00	cost	25	5.00	cost
- Other (*)	96			96
	292			313
	2,779			3,160
(*)	Each individual amount included herein does not exceed euro 25 million.
(a)	To the company was granted a call option for the purchase with a fixed contract price (see Note 23).
(b)	The company is a joint venture.

The net value of investments in unconsolidated subsidiaries and affiliates include the differences between purchase price and Eni’s equity in the investments of euro 602 million. Such differences relate primarily to Unión Fenosa Gas SA (euro 195 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 187 million), Galp Energia SGPS SA (euro 107 million) and Azienda Energia e Servizi SpA (euro 74 million). The following are the amounts, according to Eni’s interest, from the last available financial statements of unconsolidated subsidiaries and affiliates:

amounts

(million euro)	Dec. 31, 2002		Dec. 31, 2003

	Unconsolidated	Affiliates	Unconsolidated	Affiliates
	subsidiaries		subsidiaries
Total assets	1,245	6,996	1,340	8,232
Total liabilities	1,126	5,009	1,132	5,735
Net sales	218	4,212	140	4,658
Operating income	40	239	5	278
Net income	36	88	(3)	123

The reserve for losses related to investments, included in the reserve for contingencies (Note 12) concerns the following companies:

(million euro)	Dec. 31, 2002	Dec. 31, 2003
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	30	39
Consorzio SET Sviluppo Elettrico Trecate		15
Agip Middle East BV	16	14
Albacom SpA		13
Caspian Pipeline Consortium R - Closed Joint Stock Company	9	13
Lasmo Petroleum Development BV	13	10
Fosfotec Srl (in liquidation)	8	8
Snamprotechint - Serviços e Gestão de Projectos Lda	21
Other companies	9	9
	106	121

8 Intangible assets

(million euro)	Net value	Investments	Amortization	Changes	Exchange	Other	Net value	Reserve
	at Dec. 31,			in scope	rate	changes	at Dec. 31,	amortization
	2002			of consolidation	differences		2003	writedown
								at Dec. 31, 2003

Organizational and financing costs	29	2	(11)		(1)	1	20	63
Costs for research and development	303	685	(818)	30	(37)	4	167	680
Industrial patent right and intellectual property rights	149	68	(126)			71	162	687
Concessions, licences, trademarks and similar items	1,034	38	(121)		2	(19)	934	1,266
Goodwill	1,307	28	(141)	4	(29)	813	1,982	333
Intangible assets in progress and advances	135	117				(119)	133	5
Other intangible assets	218	21	(49)		(1)	23	212	474
	3,175	959	(1,266)	34	(66)	774	3,610	3,508

Organizational and financing costs of euro 20 million concern costs for extraordinary corporate operations, costs for setting up or expanding production activities and costs for share capital increases. Costs for research and development for euro 167 million concern mainly the purchase of mineral rights (euro 158 million). This item also includes exploration expenditures amortized in the year for euro 632 million (euro 865 million in 2002).
Concessions, licenses, trademarks and similar items for euro 934 million concern primarily the transmission rights for natural gas imported from Algeria (euro 709 million), concessions for mineral exploration (euro 102 million) and know-how relating to new projects (euro 41 million).
Goodwill for euro 1,982 million concerns primarily the Gas & Power segment (euro 832 million, of which euro 813 million relates to the Public Offering for the Italgas SpA shares), the Oilfield Services, Construction and Engineering segment (euro 825 million, of which euro 788 million relates to the purchase of Bouygues Offshore SA, now Saipem SA), the Exploration & Production segment (euro 213 million relates to the purchase of Lasmo Plc, now Eni Lasmo Plc), the Refining & Marketing segment (euro 109 million of which euro 55 million relates to Companhia São Paulo de Petròleo SA, now merged in Agip do Brasil SA). Other changes of euro 813 relate primarily to the attribution to goodwill of the remaining portion of the difference between purchase price and the corresponding equity acquired from third parties following the Public Offering on Italgas SpA shares (euro 798 million).
Other intangible assets of euro 212 million concern primarily royalties for the use of licenses by Polimeri Europa SpA (euro 94 million) and investments on assets of third parties (euro 15 million).

Changes in goodwill for the years indicated by segment are as follows:

	Initial balance	Capital Expenditure	Depreciation Amor.charges	Change in Consolidation	Exchange difference conversion	Other changes	Final balance	Reserve for amort. preciation
Dec. 31, 2002
Exploration & Production	288		(20)		(18)		250	39
Gas & Power	40		(2)		(15)	54	77	30
Refining & Marketing	147	9	(18)	2	(57)	10	93	119
Oilfield Services Construction and Engineering	64		(32)	843	3	2	880	45
Other segments	4	1	(2)			4	7	7
	543	10	(74)	845	(87)	70	1,307	240
Dec. 31,2003
Exploration & Production	250		(18)		(19)		213	54
Gas & Power	77	2	(45)	4	(4)	798	832	49
Refining & Marketing	93	26	(21)		1	10	109	124
Oilfield Services Construction and Engineering	880		(55)		(7)	7	825	97
Other segments	7		(2)			(2)	3	9
	1,307	28	(141)	4	(29)	813	1,982	333

9 Other non-current assets

Other non-current assets consist of the following:

(million euro)	Dec. 31, 2002	Dec. 31, 2003
Securities held as long-term assets:
- Italian treasury bonds	21	22
- other securities	290	1
Other	117	93
Deferred tax assets	1,457	2,167
	1,885	2,283

Securities held as long-term assets are carried at cost, adjusted for permanent impairment, and represent mainly security deposits from customers (euro 21 million, the same amount as of December 31, 2002). Other securities for euro 1 million decreased by euro 289 million due mainly to the cancellation of the securities held by Eni Lasmo Plc as guarantee of a debt issue (euro 288 million); this guarantee was substituted by a fixed deposit recorded under non-current receivables for euro 234 million.
Deferred tax assets are described in Note 12 “Reserves for contingencies and other deferred non-current tax liabilities”.

10 Taxes payable

Taxes payable include the following:
(million euro)	Dec. 31, 2002	Dec. 31, 2003
Customs and excise duties	406	273
Income taxes payable	810	1,262
Other	575	648
	1,791	2,183

Taxes payable of euro 2,183 million increased by euro 392 million following the increase of Income taxes payable (euro 452 million) primarily related to substitute taxes due: (i) for the revaluation of assets, provided for by the italian budget law for 2004, and carried out within the limits of adjustments made in accordance with tax laws (euro 362 million); (ii) for the adjustment made by Stoccaggi Gas Italia SpA under Law No. 448/2001 of the taxable value of the assets conferred in 2001 from Eni SpA and Snam SpA to the higher book value (euro 124 million). Such increase has been partially offset by the decrease in taxes payables for customs and excise duties (euro 133 million).

11 Debt

Short-term debt
Eni’s short-term debt is composed of the following:

(million euro)	Dec. 31, 2002	Dec. 31, 2003
Due to:
- banks	4,583	3,633
- other financing institutions	16	151
- commercial paper	3,128	3,510
- unconsolidated subsidiaries	68	65
- affiliates	95	69
	7,890	7,428

Short-term debt by currency is as follows:

(million euro)	Dec. 31, 2002	Dec. 31, 2003
Euro	4,155	3,628
US dollar	1,674	3,218
Norwegian kroner	101	278
British pound	1,674	84
Swiss franc	117	21
Other	169	199
	7,890	7,428

The average interest rate of Eni’s short-term debt was 2.82% and 2.13% for the years ended December 31, 2002 and 2003, respectively.
Short-term debt of euro 7,428 million decreased by euro 462 million. Such decrease was primarily due to the exchange rate differences related to the translation of financial statement prepared in currency other than euro (euro 963 million). This decrease was partially offset by the new borrowings (euro 470 million).
In 1999 Eni SpA opened a revolving line of credit for euro 568 million, which is due to expire in 2004 and provides for the maintaining of some financial ratios generally based on Eni’s statutory financial statement. Eni is in compliance with the covenants contained in its financing arrangements. At December 31, 2003 the line of credit was unused (completely used at December 31, 2002).
On December 31, 2003 Eni maintained committed and uncommitted unused lines of credit with various domestic and foreign banks for euro 4,647 and 4,799 million, respectively (euro 1,207 million and euro 7,272 million, respectively, at December 31, 2002). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

Long-term debt
Eni’s long-term debt, including current maturities, as of December 31, 2002 and 2003, and the related maturity schedules are as follows:

(million euro)		Dec. 31		Current maturity	Long-term maturity

Type of debt instrument	Maturity range	2002	2003	2004	2005	2006	2007	2008	After	Total
Due to banks:
- ordinary loans	2004-2017	3,028	2,722	297	961	573	258	33	600	2,425
- interest rate assisted loans	2004-2013	251	137	72	39	14	4	3	5	65
- exchange rate assisted loans	2004-2006	40	5	2	1	2				3
- insured facility export credit	2004-2006	8	4	2	1	1				2
- other financings	2004-2010	311	350		39	63	228	2	18	350
		3,638	3,218	373	1,041	653	490	38	623	2,845
Notes of credit	2004-2007		33				33			33
Ordinary bonds	2004-2027	3,158	4,793	79	801	473	417	125	2,898	4,714
Other financing institutions	2004-2019	734	782	38	106	51	34	31	522	744
		7,530	8,826	490	1,948	1,177	974	194	4,043	8,336

Long-term debt of euro 8,826 million increased by euro 1,296 million. Such increase was primarily due to the difference between the payments and the new proceeds of liabilities (euro 1,253 million) and to the change in the scope of consolidation (euro 688 million, of which euro 685 million related to the purchase of Fortum Petroleum AS, now Eni Norge AS). The increase was partially offset by the effect of exchange rate differences on the translation of financial statements prepared in currency other than euro (euro 560 million). The balance of payments and new proceeds of liabilities of euro 1,253 million includes a new bond issued within the Medium Term Notes Program for euro 2,400 million, of which euro 1,500 million was issued by Eni SpA.
Eni entered into a financing arrangement, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s statutory and consolidated financial statements. At December 31, 2002 and 2003, the amount of debts subject to restrictive covenants was euro 424 million and euro 793 million, respectively. Eni is in compliance with the covenants contained in its financing arrangements.
The exchange rate assisted loans for euro 5 million relate to borrowings from European organizations, such as the European Investment Bank, for the purpose of economic development whereby the Italian Government partially absorbs foreign exchange gains and losses related to such loans.
Ordinary bonds of euro 4,793 million concern primarily notes issued by Eni in its Euro Medium Term Notes program for a total of euro 3,703 million and other ordinary bonds for a total of euro 1,090 million.
Ordinary bonds, including the issuing entity, the expiration dates and the interest rates, by currency, are as follows:

	Amount	Value	Maturity		% rate

(million euro)			from	to	from	to
Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	Euro		2013		4.625
- Eni Coordination Center SA	647	Euro	2005	2015	variable
- Eni SpA	500	Euro		2010		6.125
- Eni Coordination Center SA	309	US dollar	2004	2007	variable
- Eni Coordination Center SA	283	British pound	2010	2019	4.850	5.000
- Enifin SpA	100	Euro		2005	variable
- Eni Coordination Center SA	91	Swiss franc	2005	2007	variable
- Eni Coordination Center SA	82	US dollar	2005	2013	4.650	6.820
- Eni Coordination Center SA	72	Euro		2008	4.000	5.050
- Eni Coordination Center SA	51	Swiss franc		2006		1.750
- Eni Coordination Center SA	37	Japanese yen		2008		0.810
- Enifin SpA	31	Euro		2005		3.350
	3,703
Other bonds:
- Eni USA Inc	317	US dollar		2027		7.300
- Eni USA Inc	237	US dollar		2006		7.500
- Eni Lasmo Plc (*)	213	British pound		2009		10.375
- Eni USA Inc	158	US dollar		2007		6.750
- Enifin SpA	129	Euro		2005	variable
- Eni Investment Plc	20	British pound		2005	variable
- Eni Finance Inc	16	US dollar		2005		10.300
	1,090
	4,793

(*) The bond is guaranteed by a fixed deposit recorded under non-current receivables (euro 234 million).

Long-term debt, including current maturities and average interest rates, by currency, is as follows:

	Dec. 31, 2002	Average	Dec. 31, 2003	Average
	(million euro)	interest rate	(million euro)	interest rate
Euro	4,408	4.60	6,235	3.56
US dollar	2,614	6.80	1,855	5.67
British pound	257	10.70	517	6.47
Japanese yen	93	1.30	40	0.65
Other	158	2.30	179	2.21
	7,530		8,826

At December 31, 2003 Eni did not maintain committed unused long-term lines of credit (euro 364 million at December 31, 2002 which expired in 2003). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.
In the normal course of business, Eni utilizes various derivative contracts to reduce risks arising from interest rate and foreign currency exchange rate fluctuations, both for long and short-term debt. See Note 23 for a more detailed discussion.
Certain debt, in the amount of euro 409 million and euro 332 million at December 31, 2002 and 2003, respectively, is guaranteed by mortgages and liens on the fixed assets of consolidated companies and by pledges on marketable securities and fixed deposits.

12 Reserves for contingencies and other deferred non-current tax liabilities

(million euro)	Amount at the beginning of the year	Additions	Deductlon	Other changer	Year-end amount
December 31, 2002
Employee retirement and similar obligations	86	15	(9)	36	128
Other reserves for contingencies:
- site restoration and abandonment	1,963	184	(86)	(81)	1,980
- environmental risks	854	101	(171)	824	1,608
- loss adjustments and actuarial reserves for Eni’s insurance company	535	63		(5)	593
- restructuring or decommissioning of production facilities	823	10		(529)	304
- contract penalties and disputes reserve	213	29	(36)	5	211
- losses related to investments	384	11	(75)	(214)	106
- reserve for redundancy incentives	32	29	(12)	(7)	42
- other (*)	450	300	(202)	2	550
	5,254	727	(582)	(5)	5,394
Non-current income tax liabilities:
- deferred taxation	2,367	318	(301)	2	2,386
- other tax reserves	254	8	(3)	(34)	225
	2,621	326	(304)	(32)	2,611
	7,961	1,068	(895)	(1)	8,133
December 31, 2003
Employee retirement and similar obligations	128	31	(12)	28	175
Other reserves for contingencies:
- site restoration and abandonment	1,980	173	(51)	(62)	2,040
- environmental risks	1,608	97	(143)	69	1,631
- loss ad justments and actuarial reserves for Eni’s insurance company	593	16	(21)	11	599
- restructuring or decommissioning of production facilities	304	50	(61)	(75)	218
- contract penalties and disputes reserve	211	18	(50)	2	181
- losses related to investments	106	55	(24)	(16)	121
- reserve for redundancy incentives	42	39	(33)	17	65
- other (*)	550	272	(92)	(52)	678
	5,394	720	(475)	(106)	5,533
Non-current income tax liabilities:
- deferred taxation	2,386	802	(1,276)	348	2,260
- other tax reserves	225	24	(73)	6	182
	2,611	826	(1,349)	354	2,442
	8,133	1,577	(1,836)	276	8,150

(*) Each individual amount included herein does not exceed euro 50 million.

At December 31, 2003 deductions in reserves of euro 475 million not corresponding to cash expenditures amounted to euro 129 million. The most significant deductions in 2003 primarily relate to: (i) a reversal of the items “Loss adjustment and actuarial reserve” (euro 21 million) due to overestimates made by Padana Assicurazioni SpA of insurance payments to third parties; (ii) a reversal of the item “Contract penalties and disputes reserve” (euro 19 million) due to the fact that previously Eni had accrued for the payment of contractual penalties related to the transmission and storage of natural gas. Following the issuing of a network code and a better interpretation of the tariff regime established by the Authority for Electricity and Gas, such penalties are no longer due. Other deductions not corresponding to cash expenditures relate to various immaterial items.
At December 31, 2002 deductions in reserves of euro 582 million not corresponding to cash expenditures amounted to euro 106 million. The most significant deductions in 2002 primarily relate to a reversal of the item “Contract penalties and disputes reserve” (euro 31 million) due to: (i) the fact that previously Eni had accrued for the estimated selling price of natural gas which was supplied in accordance with the terms of existing contracts under renegotiation. When the contracts with clients were ultimately finalized the actual price was higher than expected, and consequently the excess accrual reversed; and (ii) the fact that previously Eni had accrued for the estimated impact of a new tariff regime for natural gas transported on behalf of third parties. When the new tariff regime was ultimately finalized the actual impact was lower than expected, and consequently the excess accrual reversed. Other deductions not corresponding to cash expenditures relate to various immaterial items.
The “Site restoration and abandonment” reserve of euro 2,040 million represents primarily the estimated costs for well-plugging, abandonment and site restoration (euro 2,006 million). Other changes for euro 62 million concern primarily exchange rate loss from the translation of financial statements denominated in currencies other than the euro (euro 128 million). The total estimated future site restoration and abandonment costs for Eni’s worldwide oil and gas properties aggregated approximately euro 2,700 million at December 31, 2003 (the same amount as of December 31, 2002).
The “Environmental risks” reserve of euro 1,631 million represents, primarily, the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,329 million), the Refining & Marketing segment (euro 176 million) and the Gas & Power segment (euro 67 million). Additions for euro 97 million relate primarily to the Refining & Marketing (euro 72 million) and Gas & Power (euro 18 million) segments. Other changes for euro 69 million relate in particular to the reclassification of a portion of restructuring or decommissioning of production facilities of Syndial SpA (euro 59 million).
The “Loss adjustment and actuarial reserves for Eni’s insurance companies” reserve of euro 599 million represents the liabilities accrued for claims on insurance policies underwritten by Eni’s captive insurance company.
The “Restructuring or decommissioning of production facilities” reserve of euro 218 million mainly represents the estimated costs related to divestments and facilities closures of Syndial SpA (euro 192 million). Other changes for euro 75 million relate in particular to the reclassification of the “Environmental risks” reserve (euro 59 million) and to the “Reserve for redundancy incentives” (euro 15 million) of Syndial SpA.
Contingent liabilities are included primarily under the caption “Contract penalties and disputes reserve”. The balance of euro 181 million at December 31, 2003 is comprised of numerous matters of differing natures. Accruals have been based on Eni’s best estimate of the expected probable liability. The “Reserve for losses on investments” of euro 121 million represents losses on investments incurred to date in excess of their carrying value.
The “Reserve for redundancy incentives” of euro 65 million represents the liabilities primarily for the Petrochemicals segment (euro 28 million), the Refining & Marketing segment (euro 15 million) and Syndial SpA (euro 10 million). Other changes for euro 17 million concern primarily the reclassification from the “Restructuring or decommissioning of production facilities” reserve of Syndial SpA (euro 15 million). With respect to the foregoing liabilities, Eni does not expect any material, reasonably possible, additional loss beyond those amounts accrued above.
“Net Deferred tax liabilities” of euro 2,260 million (euro 2,386 million at December 31, 2002) have already been reduced by deferred tax assets for which Eni possesses the legal right of offset. Deductions for euro 1,276 million refer to utilizations following the revaluations of assets by applying the tax laws included in the budget Law of 2004 (euro 760 million). Other changes for euro 348 million concern primarily the fiscal effect due to the adjustment to fair value of fixed assets of Italgas SpA and its subsidiaries following the Public Offering (euro 207 million), the change in the scope of consolidation following the purchase of Fortum Petroleum AS (now Eni Norge AS) (euro 145 million) and the set-off, for each company, of tax assets and deferred tax liabilities (euro 274 million). Such increase has been partially offset by net exchange rate differences due to the translation of financial statements prepared in currencies other than euro (euro 254 million). A description follows of net deferred tax liabilities, determined by subtracting from the reserve for taxes the deferred income tax assets that may not be offset and are included in the item “Other non-current assets”.

Net deferred income tax liabilities

(million euro)	Dec. 31, 2002	Dec. 31, 2003
Deferred income taxes	4,224	4,032
Deferred tax assets may be offset	(1,838)	(1,772)
	2,386	2,260
Deferred tax assets may not be offset	(1,457)	(2,167)
	929	93

The most significant temporary differences giving rise to the net deferred tax liabilities are as follows:

(million euro)	Dec. 31, 2002	Dec. 31, 2003
Deferred tax liabilities:
- anticipated and accelerated depreciation	3,133	3,132
- differences between purchase cost and net book value of acquired consolidated companies	457	448
- reserve for uncollectable receivables	134	150
- reserves for accelerated contingencies	104	89
- gains taxable in the future	92	62
- distributable reserves subject to taxes	94	21
- other	210	130
	4,224	4,032
Deferred tax assets:
- accruals for doubtful accounts and reserve for contingencies	(1,909)	(1,869)
- tax loss carryforwards	(1,539)	(1,403)
- investments revaluation in accordance with Law 292/1993 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(843)	(818)
- assets revaluation as per Law 342/2000	(939)	(760)
- losses of investments and subsidiaries in excess of currently allowable tax deductions	(565)	(644)
- assets revaluation as per Law 448/2001		(424)
- writeoffs of tangible, intangible assets and or inventories deductable in the future	(337)	(355)
- future deductable amortization	(387)	(272)
- other	(457)	(724)
	(6,976)	(7,269)
Less:
Valuation allowance	3,681	3,330
	(3,295)	(3,939)
Net deferred tax liabilities	929	93

The valuation allowance for deferred tax assets (euro 3,681 and 3,330 million for the years ending December 31, 2002 and 2003 respectively) mainly relates to consolidated companies with accumulated fiscal losses which are not expected to be recovered against future fiscal profits and to temporary differences which the company does not expect will be utilized.

Tax loss carryforwards
Under Italian tax regulations, losses may be carried forward for up to five years, with the exception of the losses suffered in the first three periods, for which is allowed to have a no expiration date. For non-Italian tax loss carryforwards, the period generally ranges an average of up to 5 years, with a significant portion having no expiration date. Tax loss carryforwards reverse at a rate of 33% for Italian companies and an average rate of 43% for foreign companies.

Gross tax loss carryforwards of euro 4,054 million expire as follows:

(million euro)	Domestic	Foreign
2004	605	5
2005	38	30
2006	549	82
2007	1,017	26
2008	289	40
over 2008		328
without expiration	5	1,040
	2,503	1,551

Tax loss carryforwards expected to be utilized amount to euro 829 million and relate primarily to foreign companies (euro 661 million). The tax effect of such tax loss carryforward is euro 342 million.
Other tax reserves include estimated charges of euro 182 million for unsettled tax claims related to uncertain application of the tax regulation for the foreign companies of the Exploration & Production segment. All tax years prior to 1998 have been settled, for direct taxes, with Italian tax authorities, by Eni SpA and most of its Italian subsidiaries. The situation for foreign companies is more complex, however all tax years have been primarily settled between 1996 and 2002.

13 Shareholders' equity

Share capital
Eni SpA had 4,002,922,176 shares (nominal value euro 1 each) fully paid-up as of December 31, 2003 (4,001,814,026 at December 31, 2002), of which: 2,558,622,108 shares, corresponding to 63.92% are publicly held, 813,443,277, corresponding to 20.32% are held by the Ministry of Economy and Finance, 400,288,338 shares, corresponding to 10% are held by Cassa depositi e prestiti SpA and 230,568,453, corresponding to 5.76% are held by Eni SpA. On December 12, 2003 the Ministry of Economy and Finance sold to Cassa depositi e prestiti SpA 400,288,338 shares with possession from January 1, 2004.
During 2003 1,108,150 shares subscribed by managers have been issued under the stock grant plan following the expiration of the plan issued in 2000 (1,035,750 shares) and the agreed termination of employment (72,400).

Reserves
The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to the Italian Civil Code (the “Civil Code”). Under the Civil Code, with respect to income of any year, an amount equal to 5% of the net income of Eni SpA, as recorded in Eni SpA's statutory financial statements for such year, must be set aside until the cumulative legal reserve is equal to one-fifth of the nominal value of Eni SpA's issued and outstanding share capital. Such dividend restriction also applies to each Italian subsidiary of Eni.
The “Reserve for the issue of shares in accordance with art. 2349 of the Italian Civil Code” contains earnings destined to increase share capital under the incentive plans. At December 31, 2003 the number of shares to assign for no consideration is 2,451,000 shares nominal value 1 euro (3,559,850 shares at December 31, 2002).
Reserves include amounts received from the Ministry of Economy and Finance to reimburse Eni SpA for principal and interest payments on loans obtained and bonds issued in prior years, which under laws 730/1983, 749/1985 and 41/1986, were obligations of the Government.
Exchange rate differences due to the translation of financial statements prepared in currencies other than euro amounted to euro 1,742 million, of which euro 1,200 million related to companies whose functional currency is the US dollar.
As provided by Italian law, dividends may be paid by Eni SpA only out of retained earnings plus distributable reserves and statutory net income for the current year net of the amount to be allocated to the legal reserve in the subsequent year.
Approximately euro 22,500 million was unrestricted as to payment of dividends at December 31, 2003, a portion of which is subject to taxation upon distribution. Deferred tax liabilities for euro 21 million have been recorded in relation to the reserves expected to be distributed.

Treasury shares
Treasury shares amount to euro 3,164 million (euro 2,838 million at December 31, 2002) and consist of 230,627,953 ordinary shares nominal value 1 euro owned by Eni SpA (206,637,561 ordinary shares nominal value euro 1 as of December 31, 2002). Such shares have been repurchased to increase shareholder's value and in application of the incentive plans for Eni managers, in accordance with the decisions of Eni's shareholders meetings.

Reconciliation of statutory net income and shareholders' equity to consolidated net income and shareholders' equity
The statutory financial statements of subsidiaries reflect certain tax-driven entries. In addition, Eni SpA's statutory financial statements do not reflect the consolidation of subsidiary companies.
Adjustments are made in consolidating the statutory accounts of Eni SpA and subsidiary companies to reflect the consolidation principles described in Note 2, Summary of significant accounting and reporting policies. In addition, adjustments are made to eliminate the effects of certain tax-driven entries applied by subsidiary companies in their respective statutory accounts.
The reconciliation of net income and shareholders' equity as reported in Eni SpA's statutory financial statements to those reported in the consolidated financial statements is as follows:

(million euro)	Net income			Shareholders' equity

	2001	2002	2003	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
As recorded in Eni SpA's financial statements	2,250	3,880	2,850	15,375	26,498	27,566
Treasury shares				(2,068)	(2,838)	(3,164)
Difference between the carrying value of investments and the equity value of companies before consolidated adjustments	2,990	1,049	2,118	18,741	7,118	4,413
Consolidation adjustments:
- difference between cost and underlying value of equity	(49)	(83)	(169)	459	1,131	2,873
- elimination of tax adjustments and compliance with accounting policies	420	1,261	1,453	(1,945)	(1,218)	(1,432)
- elimination of unrealized intercompany profits	(130)	(1,024)	132	(1,493)	(2,777)	(2,409)
- deferred taxation	258	120	(138)	(127)	120	117
- other adjustments	2,489	19	(92)	247	317	354
	8,228	5,222	6,154	29,189	28,351	28,318
Minority interest	(477)	(629)	(569)	(1,706)	(2,094)	(1,622)
As recorded in consolidated financial statements	7,751	4,593	5,585	27,483	26,257	26,696

Other adjustment related to income of 2001 include euro 2,352 million related to the realized gain in the consolidated financial statements for the public offering of 40.24% of the share capital of Snam Rete Gas SpA.

14 Net sales from operations

Net sales from operations are as follows:

(million euro)	2001	2002	2003
Gross sales from operations	63,094	61,500	65,362
Change in contract work in progress	88	1,127	1,150
Less:
- excise tax	(13,068)	(13,139)	(13,520)
- services billed to joint venture partners	(1,189)	(1,566)	(1,505)
Total	48,925	47,922	51,487

15 Purchases, services and other

Purchases, services and other include the following:

(million euro)	2001	2002	2003
Production costs-raw, ancillary and consumable materials and goods	23,711	22,658	24,087
Production costs-services	7,507	8,614	10,431
Lease, rental and royalty expenses	1,242	1,454	1,407
Other expenses	1,302	1,575	1,433
	33,762	34,301	37,358
less:
- services billed to joint venture partners	(1,189)	(1,566)	(1,505)
- capitalized direct costs associated with self-constructed assets	(745)	(842)	(1,277)
- personnel seconded			(10)
	31,828	31,893	34,566

Lease, rentals and royalty expenses include royalties on hydrocarbons extracted for euro 517 million, 508 and 538 in 2001, 2002 and 2003 respectively.

16 Payroll and related costs

Payroll and related costs are analyzed as follows:

(million euro)	2001	2002	2003
Wages and salaries	2,271	2,441	2,412
Social security contributions	602	650	693
Employee termination indemnities	114	121	126
Pensions and similar obligations	12	15	31
Other costs	83	119	91
	3,082	3,346	3,353
Plus:
- personnel seconded			10
Less:
- revenues related to personnel costs	(51)	(53)	(36)
- capitalized direct costs associated with self-constructed assets	(180)	(190)	(161)
	2,851	3,103	3,166

17 Depreciation, amortization and writedowns

Depreciation, amortization and writedowns consist of the following:

(million euro)	2001	2002	2003
Depreciation and amortization:
- intangible assets	1,370	1,423	1,266
- fixed assets	3,310	3,543	3,447
	4,680	4,966	4,713
Writedowns:
- intangible assets		95	30
- fixed assets	100	447	411
	100	542	441
	4,780	5,508	5,154
Less:
- direct costs associated with self-constructed assets	(9)	(4)	(3)
	4,771	5,504	5,151

18 Financial income (expense) and exchange differences, net

Financial expense and exchange differences, net, consist of the following:

(million euro)	2001	2002	2003
Interest and other financial income	539	513	436
Securities gains	95	44	34
Interest and other financial expense	(932)	(737)	(710)
Exchange differences, net	(10)	(30)
Less:
- interest capitalized	49	43	86
	(259)	(167)	(154)

19 Other income (expense) from investments

Other income (expense) from investments consists of the following:

(million euro)	2001	2002	2003
Gains on disposals	76	55	39
Dividends	40	32	22
Income from equity investments	151	178	180
Other revaluation of investments	7	6	9
Writedown of investments	(491)	(245)	(233)
Other	1	17	(34)
	(216)	43	(17)

20 Extraordinary income (expense)

Extraordinary income (expense) consists of the following:

(million euro)	2001	2002	2003
Extraordinary income
Gains on disposals	3,473	257	290
Other extraordinary income	173	112	273
	3,646	369	563
Extraordinary expense
Restructuring cost:
- provisions for risks	(885)	(157)	(248)
- cost of redundancy incentives	(237)	(114)	(116)
- asset writedowns and losses on disposals	(607)	(55)	(66)
Total restructuring cost	(1,729)	(326)	(430)
Other extraordinary expenses	(80)	(72)	(84)
	(1,809)	(398)	(514)
	1,837	(29)	49

2003 Extraordinary items
Gains on disposals relate to sale of investments, businesses and fixed assets as a result of restructuring activities. In particular disposal gains of euro 290 million are primarily due to the sale of service stations and land in the Refining & Marketing segment (euro 237 million) and the sale of fixed assets and the sea transport activity in the Gas & Power segment (euro 52 million).
Other extraordinary income of euro 273 million relate primarily to the compensation paid by Edison SpA to Syndial SpA in relation to the Enimont’s legal proceeding (euro 200 million) and the release of reserves for excess provision and the definition of legal proceedings (euro 47 million, of which euro 38 million relating to Syndial SpA).
Provisions for risks of euro 248 million relate primarily to charges for environmental remediation of Syndial SpA (euro 82 million) and the Refining & Marketing segment (euro 51 million) and to future operating costs of inactive sites in Syndial SpA (euro 48 million).
Redundancy incentives of euro 116 million concern primarily the Petrochemicals segment (euro 37 million), Refining & Marketing segment (euro 32 million), Gas & Power segment (euro 15 million) and the Oilfield Services, Construction and Engineering segments (euro 15 million).
Writedowns and losses of euro 66 million include the loss of concession for service stations on Autostrade (euro 35 million) and the writedown of plants in the Petrochemicals segment (euro 11 million).

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
Redundancy incentives of euro 114 million concern primarily the Petrochemicals segment (euro 34 million), Gas & Power segment (euro 27 million), Refining & Marketing segment (euro 25 million) and the Oilfield Services, Construction and Engineering segments (euro 14 million).
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
Provisions for risks of euro 885 million related to closingdowns, disposals and environmental remediation on plants still in operation as of December 31, 2001 in the Petrochemical segment (euro 616 million, of which euro 240 million related primarily to environmental remediation efforts at plants that management has specifically identified to close down in the next two-three years and euro 376 million related to environmental compliance provisions on all operating plants made in application of Law 471/1999), and to environmental remediation on de-industrialized areas in the Petrochemical (euro 91 million), Refining & Marketing (euro 77 million) and Gas & Power (euro 44 million) segments.
Writedowns of euro 607 million related primarily to the writedown of fixed assets and investments in the Petrochemical segment (euro 574 million) in order to align the book value of assets to the results of the impairment test made on the basis of estimated future cash flows in a declining market scenario for petrochemical products margins and also to the asset evaluation made by a court-appointed expert in connection with the transfer to Polimeri Europa on January 1, 2002. These writedowns relate primarily to olefins and aromatics plants, phenol plants and various other petrochemicals assets.

21 Income tax expense

(million euro)	2001	2002	2003
Current taxes:
- Italian subsidiaries	1,093	1,451	1,583
- foreign subsidiaries operating in the Exploration & Production segment	2,028	2,040	2,296
- other foreign subsidiaries	175	163	201
	3,296	3,654	4,080
Less:
- Tax credits on dividends distribution not offset with current tax payment	(1)
	3,295	3,654	4,080
Deferred taxes:
- Italian subsidiaries	158	(542)	(904)
- foreign subsidiaries operating in the Exploration & Production segment	93	53	67
- other foreign subsidiaries	(16)	(38)	(2)
	235	(527)	(839)
	3,530	3,127	3,241

Income taxes payable of euro 1,583 million relate to Irpeg (National income tax) for euro 1.347 million and Irap (Regional income tax) for euro 224 million and foreign income taxes of euro 12 million.
The effective tax rate is 34.5% compared with a statutory tax rate of 39.9%, calculated by applying a 34% tax rate (Irpeg) to income before taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.
The difference between the statutory and effective tax rate is due to the following factors:

(%)	2001	2002	2003
Statutory tax rate	40.9	42.1	39.9
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	5.0	2.7	7.4
- permanent differences	(7.6)	0.8	(0.2)
- tax benefit due to the application of favorable tax laws	(2.3)	(4.9)	(1.4)
- effect of the application of Law No. 448/2001			(3.1)
- effect of the application of Law No. 342/2000	(4.6)	(4.7)	(3.6)
- effect of the budget Law 2004			(4.4)
Other	(1.4)	1.5	(0.1)
	(10.9)	(4.6)	(5.4)
Effective tax rate	30.0	37.5	34.5

The tax benefit due to the application of law No. 448/2001 relates to Stoccaggi Gas Italia SpA that aligned the tax basis of the assets received in 2001 by Eni SpA and Snam SpA to the conferral value by paying a substitute tax of 9%. Tax benefits on revaluation of assets are due to the application of the budget Law for 2004 that allows companies to revalue the assets within certain limits made in accordance with tax laws by paying a substitute tax of 19%. Permanent differences in 2001 concern mainly the gain recorded in the consolidated financial statements due to the public offering of 40.24% of the share capital of Snam Rete Gas SpA (7.2%).

22 Earnings per share

Earnings per share is calculated by dividing “Net income” by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.
In order to compare earnings per share in the years presented, the number of shares issued through stock grants made in 2002 and 2003 has been added to the number of shares outstanding in the year 2001 and 2002. Based on this criterion, the number of shares outstanding was 3,911,906,449, 3,826,945,671and 3,778,436,257 in the year 2001, 2002 and 2003, respectively.
The dilutive effect of potential ordinary shares, in the term of stock options and stock grants, when converted into ordinary shares on earnings per share is not material. At present, the effect of stock options to be exercised on earnings per share at December 31, 2003 is not dilutive.

23 Commitments and contingencies

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
Eni SpA’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee. Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring of the tolerable risk level, the portfolio of financial instruments and market conditions.
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

(b) Interest rate risk management
Eni enters into various types of interest rate contracts in managing its interest rate risk, as indicated in the following table:

(million euro)	Dec.31, 2002	Dec.31, 2003
	Notional amount	Notional amount
Interest rate swaps	5,206	5,690
Interest rate collars	129	74
Forward rate agreements	220
	5,555	5,764

Eni enters into interest rate derivatives, particularly interest rate swaps (“IRS”), to alter interest rate exposures arising from mismatches between assets and liabilities, to lower funding costs and to diversify sources of funding. Under interest rate swaps, Eni agrees with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates. The euro 484 million increase in IRS is primarily due to Enifin’s transactions in order to hedge financial payables granted to Snam Rete Gas SpA (euro 343 million) and to EniPower SpA (euro 300 million); this decrease has been partially offset by the repayments of the year of contracts used to hedge financial liabilities by Eni Lasmo Plc (euro 271 million).
The following table indicates the types of interest rate swaps used and their weighted-average interest rates and maturities. Average variable rates are based on rates at year-end and may change significantly, affecting future cash flows.
The comparison between weighted-average receive rate and weighted-average pay rate does not represent the result of derivatives: such result is calculated on the basis of the underlying hedged operation.

		Dec. 31, 2002	Dec. 31, 2003
Receive-fixed/Pay-floating swaps-notional amount	(million euro)	1,201	867
- weighted average receive rate	(%)	6.42	6.03
- weighted average pay rate	(%)	2.77	2.26
- weighted average maturity	(years)	3.74	2.97
Receive-floating/Pay-floating swaps-notional amount	(million euro)	1,802	1,941
- weighted average receive rate	(%)	3.32	2.25
- weighted average pay rate	(%)	3.95	2.91
- weighted average maturity	(years)	4.49	3.38
Pay-fixed/Receive-floating swaps-notional amount	(million euro)	2,203	2,882
- weighted average pay rate	(%)	4.73	4.31
- weighted average receive rate	(%)	2.43	1.77
- weighted average maturity	(years)	6.15	6.64

Eni uses interest rate collars to manage its interest rate risk. An interest rate collar is a combination of options that enable a predetermined interest rate band to be locked in. Eni also uses zero-cost collars that do not require payment of an option premium. Interest rate collar contracts at year-end have terms of up to five years.

(c) Foreign exchange risk management
Eni enters into various types of foreign exchange contracts in managing its foreign exchange risk, as indicated in the following table:

(million euro)	Dec.31, 2002	Dec.31, 2003
	Notional amount	Notional amount
Forward exchange contracts	7,611	6,165
Purchased options	348	550
	7,959	6,715

Eni uses forward exchange contracts primarily to hedge existing receivables and payables, including deposits and borrowings denominated in currency other than euro. Some of the contracts involve the exchange of currencies other than the local currency, according to the needs of foreign consolidated subsidiaries. Both buy and sell amounts of such contracts are indicated at the notional value. The term of forward exchange contracts is normally not longer than one year. The decrease of euro 1,446 million in forward exchange contracts is primarily due to the expiring of the contracts related to Enifin SpA’s transactions in order to hedge financial short-term payables (expressed in British pound and changed in US dollar) of Eni Coordination Center SA (euro 1,612 million).
Eni generally uses a combination of currency options that enable a predetermined risk rate band, related to expenses denominated in currency other than euro, to be locked in. Currency options, purchased in the over-the-counter market for a premium, provide Eni with the right to buy or sell an agreed amount of currency at a specified exchange rate at the end of a specified period.
The table below summarizes, by major currency, the contractual amounts of Eni’s forward exchange and option contracts.

(million euro)	Dec. 31, 2002		Dec. 31, 2003

	Buy	Sell	Buy	Sell
US dollar	1,290	3,515	1,019	2,955
British pound	2,225	92	1,432	342
Norwegian kroner	68	37	140	299
Euro	43	12	100	126
Swiss franc	32	392	177	1
Japanese yen	183	50	99	11
Other	9	11	3	11
	3,850	4,109	2,970	3,745

(d) Commodity price risk management
Exchange traded crude oil and petroleum product derivative instruments are used to minimize the commodity price volatility.
In natural gas trading activity, Eni uses exchange traded crude oil forward contracts with the aim of hedging the risk related to natural gas at fixed prices under supply contracts. The purchase price of such hedging instruments is determined on the basis of a price basket with an indexation to the petroleum products in the international markets.
In refining and marketing activities of petroleum products, Eni uses derivative instruments with the aim of reducing the risk of industrial and marketing activities related to the uncertainty of the market prices. In particular, Eni uses derivatives instruments to avoid that changes in the conditions of supply and trade markets could worsen in the expected income in the period between the purchase of crude oil, the refining and the trade of finished products.
The expiration date of contracts, with some not material exceptions, is less than 1 year.
The table below summarizes trade derivative contracts at December 31, 2002 and 2003.

(million euro)		Dec. 31, 2002		Dec. 31, 2003

		Buy	Sell	Buy	Sell
Crudes	(barrels)	1,924,390	890,000	6,629,544	1,146,000
Oil products	(tonnes)	16,992	66,500	159,849	381,200
Oil products	(gallons)		112,560		104,580

(e) Sales of government bonds
Eni sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein Eni receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor (Europe Interbank Offered Rate). Such investors may sell their securities back to Eni at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Eni also entered into an interest rate swap with a financial institution wherein it receives a floating rate which is considered more favorable for its floating rate commitment to its investors. At December 31, 2002 and 2003, euro 178 million and euro 181 million, respectively, worth of such securities remained in the hands of employees. For accounting purposes, this transaction was treated as a sale of the bonds with gains recognized in current income.

Guarantees
Guarantees have been given by Eni to third parties. At December 31, 2002 and 2003, these guarantees were as follows:

(million euro)	At Dec. 31, 2002				At Dec. 31, 2003

	Unsecured	Other	Secured	Total	Unsecured	Other	Secured	Total
	guarantees	guarantees	guarantees			guarantees	guarantees	guarantees
Unconsolidated subsidiaries	117	640		757	7	302		309
Affiliated companies	55	1,020	77	1,152	30	1,419	77	1,526
Consolidated companies	4,800	5,506		10,306	4,894	6,090		10,984
Others	9	202		211		464		464
	4,981	7,368	77	12,426	4,931	8,275	77	13,283

Unsecured guarantees, other guarantees and secured guarantees given on behalf of unconsolidated subsidiaries and affiliated companies of euro 1,835 million (euro 1,909 million as of December 31, 2002) consist primarily of: (i) unsecured guarantees and letters of patronage given to banks in relation to loans and lines of credit received for euro 1,235 million (euro 1,028 million at December 31, 2002), of which euro 686 million related to a contract released by Snam SpA (now merged in Eni SpA) on behalf of Blue Stream Pipeline Co BV to a consortium of financing institutions (euro 826 million as of December 31, 2002). The increase of euro 207 million regards essentially a new guarantee given on behalf of EnBW - Eni Verwaltungsgesellschaft mbH (euro 275 million). Such increase was partially offset by the exchange rate differences of unsecured guarantees given on behalf of Blue Stream Pipeline Co BV (euro 140 million); (ii) unsecured guarantees and letters of patronage given to customers in relation to contractual performance and bid bonds for euro 242 million (euro 324 million as of December 31, 2002). The decrease of euro 82 million regards primarily the partial extinguishment of unsecured guarantees given to third parties in order to cover the construction of an oil pipeline in Azerbaijan (euro 62 million); (iii) unsecured guarantees given to third parties in relation to the construction of a hydrocarbon treatment plant in Libya for euro 160 million (euro 412 million at December 31, 2002). The decrease of euro 252 million regards primarily the partial extinguishment of guarantees (euro 220 million) and the exchange rate differences (euro 32 million); (iv) performance guarantees given in the period (euro 104 million) on behalf of Unión Fenosa SA and Unión Fenosa Gas SA (50% Eni). These guarantees were given in relation to contractual commitments related to the results of operations of Unión Fenosa Gas SA; (v) secured guarantees of euro 77 million, relate to mortgages, liens and privileges granted to banks in connection with loans to affiliated and consolidated companies (the same amount as of December 31, 2002). As of December 31, 2003, the underlying commitment covered by such guarantees was euro 1,698 million (euro 1,738 million as of December 31, 2002).
Guarantees given on behalf of consolidated companies of euro 10,984 million (euro 10,306 million as of December 31, 2002) consist primarily of: (i) a guarantee of euro 4,894 million (euro 4,800 as of December 2002) given by Eni SpA to Treno Alta Velocità - TAV SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Cepav Uno; consortium members gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) guarantees given to third parties relating to bid bonds and performance bonds for euro 2,841 million (euro 1,853 million as of December 31, 2002). The increase of euro 988 million regards primarily the Oilfield Services, Construction and Engineering segment (euro 755 million) and new guarantees given on behalf of Eni Gas & Power LNG Australia BV in relation to the construction of a gas pipeline (euro 165 million); (iii) hydrocarbon development activities for euro 1,186 million (euro 1,139 million as of December 31, 2002); (iv) VAT recoverable from tax authorities for euro 1,113 million (euro 1,062 million as of December 31, 2002); (v) insurance risk for euro 379 million reinsured by Eni (euro 1,049 million as of December 31, 2002). The decrease of euro 670 million regards essentially the non-renewal of the previous guarantees. The underlying commitment covered by such guarantees was euro 7,930 million as of December 31, 2003 (euro 8,795 million as of December 31, 2002).
Other guarantees given to third parties for euro 464 million (euro 211 million as of December 31, 2002) regard essentially guarantees given by Eni on behalf of subsidiaries. In particular, Eni gave to banks and other financing institutions on the behalf of Spanish Egyptian Gas Co SAE, a company controlled by Unión Fenosa Gas SA, (euro 238 million) and performance guarantees given on the behalf of Unión Fenosa SA and its subsidiaries in relation to contractual commitments related to the results of operations of subsidiaries of Unión Fenosa Gas SA (euro 101 million).

Other commitments Other commitments and potential risks consist primarily of:
-
Obligations for purchases and sales of investments of euro 3,596 million and euro 174 million as of December 31, 2002 and 2003, respectively. Obligations regard primarily the concession of a call option for the purchase by Erg SpA of a 28% share of Erg Raffinerie Mediterranee Srl for euro 100 million (the same amount as of December 31, 2002). The euro 3,422 million decrease is primarily related to: (i) the conclusion of the Public Offering of Italgas shares (euro 2,550 million); (ii) the extinguishment of commitments to Unión Fenosa SA for the acquisition of the 50% of Unión Fenosa Gas SA through the increase of share capital (euro 440 million); (iii) the extinguishment of obligations for the purchase of 100% of the Norwegian company Fortum Petroleum AS (now Eni Norge AS) (euro 400 million).

-
Commitments of euro 379 million (euro 441 million as of December 31, 2002) primarily related to: (i) a memorandum of intent signed with the Basilicata Region whereby Eni has agreed to invest, also on account of Enterprise SpA, euro 217 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 206 million as of December 31, 2002); (ii) agreements for the area of Porto Marghera between Syndial SpA and various government entities, employee and trade groups whereby Syndial has committed to invest approximately euro 149 million (euro 223 million as of December 31, 2002) in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant.

-
Risks of euro 902 million (euro 1,015 million as of December 31, 2002) are primarily associated with: (i) contractual assurances given to acquirors of certain investments and businesses of Eni for euro 400 million (euro 393 million as of December 31, 2002); (ii) potential risks associated with the value of assets of third parties under the custody of Eni for euro 317 million (euro 431 million as of December 31, 2002). The euro 114 million decrease regards primarily the decrease in natural gas volumes stored by Stoccaggi Gas Italia SpA (euro 78 million); (iii) environmental damages for euro 137 million (the same amount as of December 31, 2002); (iv) tax proceedings for euro 18 million (euro 44 million as of December 31, 2002).

-
Obligations for certain long-term gas supply agreements entered into by Eni. Such agreements, which contain take-or-pay provisions, are included in Item 4 - Description of the Company - Gas & Power and Item 5 - Contractual obligations, which is considered an integral part of these Notes.

-
Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Legal proceedings
Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk reserves, Eni believes that the foregoing will not have an adverse effect on Eni’s consolidated financial statements. The following is a summary of significant legal matters in which Eni is involved; except for some different indications, no provisions have been made for legal proceedings as Eni believes that losses are not probable.

Judicial or arbitration proceedings

Syndial SpA (former EniChem SpA) - Serfactoring SpA
In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by the former Serfi SpA now Sofid SpA, which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA (in liquidation) now merged into EniChem SpA) and Terni Industrie Chimiche SpA (merged into Agricoltura SpA (in liquidation), that has been merged into EniChem SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment at the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 40 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004: the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favour of Agricoltura, to be determined following the decision. Agrifactoring appealed against this decision, and the first hearing of this proceeding has been scheduled for July 15, 2004. Agrifactoring requested the cancellation of the decision and the acceptation of all the requests it presented in the first degree. In particular, after a renewal of the expert evaluation of the case, Agrifactoring requested the payment of damages for about euro 180 million from Serfactoring along with the payment of all expense. For the parts of the question that have not yet been settled, the judge of the Court of Rome has not yet taken its decision and allowed the parties to present memoranda.

Eni SpA - Syndial SpA (former EniChem SpA)
In 1992, Eni SpA and EniChem SpA initiated an arbitration proceeding against Montedison SpA and its subsidiaries in relation to guarantees given by them in connection with the formation of Enimont SpA, a joint venture between EniChem and Montedison. On March 6, 2003 Eni, EniChem and Edison SpA, the successor of Montedison, agreed to settle the pending arbitration proceeding. Under the terms of this agreement Edison accepted to pay EniChem euro 200 million to be paid in four installments of euro 50 million each, the first one paid on March 6, 2003 and the remaining to be paid each following year with interest accrued; this delayed payment is supported by bank guarantees payable on first request (the residual amount of the receivable was transferred to a factoring company in 2003 with no request vs. Eni). This settlement concerns expenses paid or accrued by EniChem in previous years. It does not relate to EniChem’s claim to be indemnified by Edison for any expense related to damage caused to third parties by the operation of plants and facilities before Montedison’s contribution in kind, even if claims for such damages occurred later. These expenses may be incurred by Eni in connection with environmental damages claimed by the State and related to the Mantova site and any damage that could be claimed by the State and/or other parties arising out of alleged of specific environmental damage in the Brindisi and Priolo sites. The settlement of any dispute is within the jurisdiction of ordinary courts.

Syndial SpA (former EniChem SpA)
In 2002, EniChem was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested a payment of compensatory damages for approximately euro 46 million, of which euro 3 million are compensatory damages and euro 43 million are for loss of profits.

Snamprogetti SpA
In December 2002, Snamprogetti SpA made a request for an arbitration proceeding against Fertilizantes Nitrogenados de Venezuela – Fertinitro CEC – to the International Chamber of Commerce of Paris. Snamprogetti asked: (i) the issue of the Final Acceptance Certificate of the plant in Jose, Venezuela, and in return, the Stand-by Letter of Credit it provided to Fertinitro; (ii) the payment of three installments each of approximately dollar 22 million, for the concession of licences for the use of Fertinitro technologies; (iii) a decision regarding the 164 claims made by Fertinitro and, particularly, an assessment of work in guarantee imputable to Snamprogetti and its amount; (iv) the counterclaim for damages and costs suffered by Snamprogetti as a result of the behaviour of Fertinitro. Fertinitro requested, as counterclaim, the payment of an undetermined amount, not inferior to dollars 50 million (plus interest accrued on claims) for alleged breach of contract. Snamprogetti made a provision to risk reserves with regards to this legal proceeding.

Tax Proceedings

Eni SpA

Agip SpA (merged into Eni SpA in 1997) received four formal assessments from the Italian tax authorities that claimed that its income in 1989, 1990, 1991 and 1992 had been understated for income tax purposes. These assessments concern an alleged global understated amount of euro 196 million, determined by marking downward and upward adjustments to the prices of certain petroleum products that Agip sold to or bought from other Eni companies. All these assessments were judged as unfounded by the Provincial Tax Commission of Milan. The appeals of the tax authorities were rejected by the Regional Tax Commission of Milan or were given up by the Italian tax authorities. The decision of the appeal proceedings, because of the termination of the appeals or because of the decision of the tax authorities not to continue, must be considered final without expense for the company. With a decision dated May 7, 2001 the Provincial Tax Commission of Milan revoked the formal assessment against Agip SpA concerning income understatement for 1994, for an improper use of loss carryforwards. The Italian tax authorities appealed the decision to the Regional Tax Commission, which reviewed the case on May 19, 2004. During the discussion the tax authorities, considering the outcome favourable to Eni of the 1992 assessment, acknowledged the proper behaviour of Agip. Eni is waiting for the final ruling that is necessary to close the issue.

With a decree dated December 6, 2000 the Region of Lombardia decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged in to Eni SpA in 2002) will substitute the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation has been requested to the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with regional Law 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date. The period of foreclosure for the formal assessment of the payment is up until five years, so it is possible that payment will be requested until December 31, 2006.

During 2003, the Customs District of Taranto sent 147 formal assessments and amendments to bills of entry for finished products and goods and semi finished products produced by the Eni refinery of Taranto in 2000, 2001 and 2002 to Eni SpA, as the successor entity of AgipPetroli SpA following its merger into Eni. The notification regards euro 24 million of customs duties not paid by the company because the imported products were not yet finished goods, but were destined to processing, for which the customs tariff allows exemption. The formal assessment does not contain the determination of any administrative penalties forecasted by customs rules. The penalty can be from one to ten times the amount of taxes not paid. The notification is based on the fact that the company does not have the administrative authorization to utilize the customs exemption. Although the Customs Agency, with the Circular 20/D/2003 dated April 16, 2003, considered the customs declaration presented and accepted by the Customs Agency equivalent to the administrative authorization (a procedure followed by AgipPetroli SpA for years), the Customs District of Taranto requested to be presented with a specific authorization to utilize the exemption, given in November 2002. With another decree on February 24, 2003 the same District revoked the authorization given in November 2002. Eni presented an appeal to the Administrative Court of Puglia, still pending, and on June 11, 2003 obtained the suspension of the revocation of the District’s action. The company, believing it acted properly pursuant to Circular 20/D/2003, started a proceeding for an administrative resolution, according to the customs rules. The company asked the Regional Director of Customs of Puglia for the annulment of the received assessments as a measure of self-protection. The company is still waiting for a decision of the Regional Director, that, if it is negative, will be appealed against the corresponding tax jurisdiction. On March 12, 2004 the Comando Nucleo Regionale Polizia Tributaria of Puglia notified a verbal action of observation to the company. In this action there is an alleged offence of smuggling and falsification of accounts for the same imports, already subjected to the previous assessments of the Customs District of Taranto and other occurrences between January 1999 and February 2003. The verbal action made by a Fiscal Officer, sent to the Public Prosecutor in the Court of Taranto, reclaims the omitted payment of customs for euro 26 million. For the offence of smuggling, there is a penalty from two to ten times the amount of tax not paid. The notification is based on the same lack of administrative authorization, already contested by the Customs District of Taranto and to the storage of imported products together with ones obtained by the refinery (Eni believes this so-called “promiscuity of storage”is allowed by the Circular 20/D/2003 of the Customs Agency).

Snam Rete Gas SpA
    With Regional Law of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicilia (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, for the 2002-2003 thermal year with decision No.146/2002 and for the 2003-2004 thermal year with decision No. 71/2003, the Authority published two sets of tariffs: one, in force, that does not take into account the tax, and the second one including it, that will be automatically applied with retroactive effect should the tax be judged legitimate. On September 10, 2002, Snam Rete Gas filed a claim with the Regional Administrative Court of Lombardia requesting the immediate application of tariffs including the tax. With the ruling of December 20, 2002, the court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments based on authoritative opinion of legal counsel and the above Court ruling Payments effected until November 2002 totaled euro 86.4 million. In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be in contrast with European rules and with the cooperation agreement between the European Economic Community and the Peoples Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade such countries and a distortion in access and competition rules. The Commission requested the Italian Government to present its observations about the argument. With a decision dated January 5, 2004, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is in contrast with European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million already paid in April 2002, to the Sicilia Region. On May 4, 2004, the Sicilia Region repaid the first instalment. On April 2, 2004 the Sicilia Region presented recourse to the Regional Tax Commission at Palermo. Snam Rete Gas started the necessary actions to obtain reimbursement of fixed tax payments already paid in April 2002 (euro 75,3 million). The Tax Commission of Palermo has yet to render its decision. A hearing for the discussion of this claim has been set at October 2, 2004. In any case Snam Rete Gas will not have to suffer any adverse financial consequence from the outcome of this dispute: if the tax is considered illegitimate in the court of law, the company will have the right to the restitution of the amounts already paid; whereas, in case the tax is confirmed, Decisions No. 146/2002 and 71/2003 of the Authority already provide for automatic adjustment of natural gas tarffs to account for this tax with retroactive effect.

Environment

Eni SpA
In 1997, Grifil SpA summoned AgipPetroli SpA (merged in Eni SpA in 2002) before the Court of La Spezia. Grifil requested the payment for the remediation of a polluted land parcel part of the La Spezia refinery (which was closed in 1985), and sold to it in 1996 by Italiana Petroli SpA, later merged in AgipPetroli SpA. The claims for these damages amount to euro 103 million. At the end of 2002 Grifil and AgipPetroli reached an agreement under the terms of which AgipPetroli had to pay half of the clean-up costs, which were set by an independent appraisal to euro 19 million, to a maximum of euro 9.5 million; Grifil in turn had the obligation to remediate the polluted soil and to renounce any claims against Eni. Grifil did not execute this obligations to remediate the polluted soil; however, maintaining the possibility of precautionary requests and claims against Grifil, Eni decided to remediate the polluted soil with the combined aid (for 13% of the costs) of a company interested in developing the parcel of land. The first action promoted by Grifil before the Court of La Spezia is still pending. On January 7, 2004 the Municipality of La Spezia put Eni in possession of the area and from that date Eni started remediation works. Eni obtained the conservative seizure of Grifil’s land parcel, up to a maximum value of euro 19 million. With two administrative measures, on December 2, 2003 and January 13, 2004 respectively, the Court of Genova declared legitimate the right of Eni, based on the contract stipulated between Italiana Petroli and Grifil, to claim the payment of all pollution expenses that Eni will incur as Grifil did not fulfill its responsibilities. As for the value attributable to the conservative seizure of Grifil’ s land parcel (up to a value of euro 19 million), the Court specified that Eni must file the contracts for the remediation work with the court, in which the amounts paid are recognized. The contract with an international company specialized in remediation was signed on April 15, 2004 and immediately presented to the Court. After further sutdies of the land parcel, this company informed Eni that the remediation works are expected to cost significantly more than previously estimated. Eni is evaluating this new event.

In 1999, the public prosecutor of Gela started an investigation concerning the activity of the of Refinery of Gela in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by the refinery. In November 2002, “Italia Nostra” and the association “Amici della Terra” filed civil claims within this proceeding and requested the payment of damage claims for a total of euro 15,050 million. In July 2003, the relevant Court decided for the transmission of the inquiries to the public prosecutor, recognizing a violation of article 440 of the penal code (water and food substances corruption). The public prosecutor arranged a preliminary hearing for November 26, 2004 with the charge of article 440 of the penal code.

In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from the refinery of Gela, which are purported to have had negative effects on the health of a number of citizens of Gela, and on a lack of declaration of such emission in violation of Presidential Decree No. 203 of 1998. The investigation brought an action for events registered from 1997. The Municipality of Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damages for a total of euro 878 million. The judgment of first degree before the Court of Gela is still pending.

In March 2002 the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo for intentional pollution of water used for human consumption and disposed a technical opinion, not yet concluded, to ascertain an alleged possibility of infiltrations of refinery oil products into the deep water-bearing stratum used for human consumption purposes in the Priolo area. The proceeding is still in the preliminary investigation phase. In consideration of the complexity of the investigation, a qualified company has been given the task to verify the cause, the origin and the extension of the infiltration. For protective purposes, actions have been taken to: (i) create safety measures and clean-up all of the polluted area; (ii) reallocate water wells in an area more distant from the industrial site; and (iii) install a purification system for drinkable water. With a decision of June 1, 2004 the seizure was lifted on the storage tanks that had been seized on April 17, 2003, except for five storage tanks that are still under seizure.

In June 2002, in connection with a fire in the refinery of Gela, a penal investigation began concerning arson, environmental crimes and crimes against the enviroments; on May 12, 2004 the first hearing was held for an immediate decision.

In 2002, the public prosecutor of Gela started a penal investigation concerning the refinery of Gela to ascertain the quality of deep water in the area of the refinery. On October 27, 2003 the prosecutor asked to ascertain the state of the refinery’s storage tanks and if there are possible infiltrations of refinery oil products into the deep water-bearing stratum, due to leakage from some tanks. The investigation concerns the environmental rules about the pollution of water and soil and illegal treatment of liquid and solid waste materials. With a previous decree dated November 3, 2003, the Court for preliminary investigation, in agreement with a request of the public prosecutor of Gela, had already ordered the preventive seizure of 92 storage tanks. The decree stopped the activity of the refinery of Gela in November 17, 2003 following the inquiry phase and many investigations, inspections and analyses were conducted by experts appointed by the judge for the preliminary investigation. These experts declared no reasonable loss of products from storage tanks. Afterward, 42 storage tanks were reopened in January 16, 2004 and this allowed to restart the activity of the refinery on January 19, 2004. With a decision of June 7, 2004, 23 more tanks were reopened. Only 27 tanks are still under seizure.

In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration, on May 21, 2004, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Dosso degli Angeli, Angela Angelina – Ravenna Mare Sud fields and the related wells and platforms. On June 10, 2004 the Court responded to the claim filed by Eni and lifted the seizure of the Angela Angelina – Ravenna Mare Sud field and related wells and platforms.
On February 5, 2003, a seizure had already been applied to the Naomi/Pandora platform, the Naomi 4 Dir, Naomi 2 Dir and 3 Dir - Pandora 2 Dir wells, and the underwater pipeline for the transportation of gas production to the Casalborsetti facility.
Eni believes to have always acted in full compliance with existing laws, under the required authorizations. Taking account of the observations of the consultants of the Court of Rovigo on which the public prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and the effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. The commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil. The hearing is set on November 4, 2004.

Polimeri Europa SpA

In 2002, the public prosecutor of Gela started an investigation in order to ascertain alleged pollution caused by emissions of the refinery of Gela, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. An inquiry phase was closed on July 2, 2003. Some local public entities, environmental NGOs and landowners will act as injured party. At the end of 2003, a second inquiry phase commenced to ascertain which sort of emissions had eventually produced the alleged pollution caused by the refinery of Gela. In 2002, the public prosecutor of Gela started a criminal action, which is at the moment in the inquiry phase, in order to ascertain alleged illegally discharged effluents produced by the Gela plant.

On March 5, 2003 a criminal action started before the Court of Gela in relation to an alleged illicit treatment of FOK oil produced by the ethylene plant in Gela’s refinery. The case will be discussed in December 2003. WWF Italia, Italia Nostra and Associazione Amici della terra acted as civil parties. For this proceeding the first two associations requested environmental damages of euro 50 million each and the third association requested euro 500 million.

Syndial SpA (former EniChem SpA)

In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, to condemn them to environmental remediation for the alleged pollution caused by Mantova’s plant from 1976 until 1990, and provisionally, in case there is no possibility to remediate, to condemn them to the payment of environmental damages. The amount is going to be determined during the proceeding, but it will not be inferior to euro 136 million, or determined by the judge as compensatory liquidation. EniChem acquired Mantova’s plant in June 1989, while it was being operated by Enimont.

In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting therefrom. In most cases such charges relate to a period in time when the plant was managed by companies not owned by Eni. With reference to the 25 years period examined in the proceeding (1971-1995) EniChem managed the CVM-PVC plant from 1987 to 1993, while land parcels and other plants were managed by EniChem only from 1990 onwards. The inclusion of Eni SpA (together with EniChem SpA, Montedison SpA and Montefibre SpA) as defendant for environmental damages and crimes related to injuries and death of persons that had worked near the Porto Marghera petrochemical plant is based on the fact that Eni SpA is a shareholder of companies operating in Porto Marghera, rather than on Eni’s participation in managing such companies. Plaintiffs (Italian Government, Veneto Region, Venice Province, three municipalities and other 69 persons) formulated their counterclaims for damages in the hearing at the end of June 2001. Plaintiffs did not specify which damages were effectively caused by the alleged crime; they submitted to the Court the decision about the division of the damages between the defendants. Damage payments were requested for an amount of euro 511 million plus compensatory liquidation of environmental damage, and, provisionally, for a total amount of euro 2,035 million in case the judge should not identify evidence for the entire damage claimed for each specific case. The State Attorney estimated the cost of environmental remediation to be euro 36,952 million and the illicit profit of defendants to be euro 5,970 million. Damage payment has been requested jointly of all defendants. Only for the environmental damages did the State Attorney request individual payments from each defendant that would be found guilty based on their respective liability as determined by the Court. Another defendant entered into a settlement agreement agreeing to a payment of about euro 260 million. On November 2, 2001 the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney of the Ministry of Environment and the Council of Ministers, 5 public entities, 12 associations and other entities and 48 persons. Damage amounts are the same as requested in the first instance with the exception of the State Attorney which accepted the payment agreed with one of the defendants and, consequently, requested the payment for environmental damages only to EniChem. The damage payments requested are: (i) requested by public entities: euro 98 million; (ii) requested by persons: euro 14 million; (iii) requested by associations and other entities: euro 4 million (Legambiente Nazionale presented a claim for damages against a civil Court). The total damage payment, requested jointly of all defendants with the exclusion of the requests of the State Attorney, amounts to euro 116 million. The State Attorney confirmed the requests of the first instance only against the defendants EniChem and Eni and against the same entities with respect to their own liabilities. The total damage payment amounts to euro 46,997 million or euro 42,928 million depending to the criteria applied for the estimate of environmental damages. Eni has made a provision to risk reserve for this legal proceeding.

In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, managed by EniChem from 1983 to 1993. At the end of preliminary investigation the public prosecutor asked the dismissal of the case in respect of the employees and the managers of EniChem. The judge for preliminary investigation has not yet given his opinion.

On December 18, 2002 EniChem SpA, jointly with Ambiente SpA and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the province of Venice. The province requested environmental damages, not quantified, caused to the lagoon of Venice by Porto Marghera’s plants, which were already the subject of two previous proceedings. Subordinately to the ascertainment of the illegitimacy of the requests, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente.

On January 16, 2003 the Court of Siracusa issued personal cautionary measures against some employees of EniChem SpA and Polimeri Europa SpA. They are accused of illicit mismanagement relating to the production, disposal and treatment of liquid and solid waste materials and obtaining illicit income. Polimeri Europa and EniChem, as injured party, named their defense attorney. The proceeding is still in the preliminary investigation.

On April 14, 2003 the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for euro 129 million and to financial and non-financial damages for euro 250 million (plus interest and compensation) allegedly caused by Pertusola Sud SpA (now merged in EniChem) in the area of Crotone. On June 6, 2003 EniChem appeared before the court and requested the rejection of the damages and, as counterclaim, the payment of the total costs for the reclaims started earlier. Recently, the Province of Crotone entered the proceeding, claiming environmental damages for euro 300 million.

In March 2004, Sitindustrie SpA, that in 1996 purchased the Paderno Dugnano’s plant from Enirisorse (now merged in Syndial SpA), summoned Syndial SpA before the Administrative Court of Milano, requesting to define the responsibility of Syndial SpA in the alleged pollution of soils around the plant and to condemn it to pay necessary environmental damages of reclaiming action. The legal proceeding is based on articles 2050 and 2043 of the Civil Code.

In May 2003 the Minister of environment summoned Syndial SpA before the Court of Turin and requested environmental damages for euro 2,396 million in relation to alleged DDT pollution in the lake Maggiore caused by Pieve Vergonte’s plant.

Antitrust, EU Proceedings, and actions of the Authority for Electricity and Gas

Eni SpA
In March 1999, the Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/CE, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The definition of this dispute is still pending.

With a decision presented on June 5, 2001, the Italian Antitrust Authority started an inquiry against AgipPetroli SpA, Atriplex SpA (now AgipFuel SpA) and other companies for alleged limitations to competition within the tenders offered by public transportation companies in the urban areas of Naples, Turin and Milan for the supply of gasoline for automotive use in the period 1996-2000. On March 4, 2003 the Authority’s decision was notified. It has verified violations for all companies involved and has fined AgipPetroli and Atriplex euro 118,000. In May 2003, Eni appealed against the decision before the Regional Administrative Court of Lazio.. The two Azienda di Trasporto of Milan and Turin (public transportation companies) requested a payment of damages to the companies involved as the consequence of the infringements ascertained by the Authority. Such request, which has been contested, was quantified only by the Azienda di Trasporto of Milan in euro 7 million. With a decision of May 21, 2004, the Regional Administrative Court of Lazio rejected the Eni’s appeal against the decision of the Antitrust Authority and declared the requests of the transportation companies inadmissible.

On February 5, 2003, Eni filed a claim with the Regional Administrative Court of Lazio in Rome requesting the annulment of the measures taken by the Antitrust Authority, on November 21, 2002, concerning Eni’s alleged violation of competition rules as a result of an investigation commenced on the request of Blugas SpA. The Authority judged that Eni had violated access rules by entering in 2001 into contracts outside Italy with other operators that have imported into Italy the volumes of natural gas exchanged. The Antitrust Authority considers that these contracts infringe the rationale of article 19 of Legislative Decree No. 164/2000 which defines the limits for natural gas volumes to be input by single operators into the national network. Given this infringing behaviour, the lack of clarity of Italian regulations and Eni’s availability to increase the transmission capacity of gaslines outside Italy, the Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit “a report indicating measures to be taken to eliminate infringing behaviours with specific attention to the upgrading of the transmission network or equivalent actions”. On February 19, 2004, Eni filed this report in which the company stated its commitment to increase the level of competition in the national gas market, particularly the upgrading of natural gas import pipelines TAG (Austria) and TTPC (Tunisia), on the condition that construction of LNG terminals would not be commenced in Italy by third parties. With a decision of March 18, 2004, notified on March 26, 2004, the Antitrust Authority considered the measures suggested by Eni in its February 19 report to be not sufficient and therefore set a specific default procedure. On April 26, 2004, Eni suggested integrations and the Authority started a market test to obtain suggestions by other operators on this issue. After the completion of the market test and various meetings with the Authority, on June 18, 2004 Eni presented to the Authority a proposal through which to comply with the requests included in the Authority’s decision of November 21, 2002. The proposal entails the sale of a total of 9.2 billion cubic meters of natural gas at a set price starting in 2004 through 2008 (2.3 billion cubic meters for each year of the four-year period) to be supplied at Tarvisio at the border with Austria (before entering the national transmission network) to be assigned on a pro-rata mechanism. In its decision of June 24, 2004, the Authority judged this proposal adequate to interrupt the effects of the infringing behaviour highlighted in the November 21, 2002 decision. In its June 24, 2004 decision the Authority also extended to October 7, 2004 the deadline for closing the procedure in order to allow Eni to prove the implementation of its proposal.

Polimeri Europa SpA
On December 12 and 13, 2002, UE officers submitted to inspection Polimeri Europa SpA with the aim of acquiring documents about the EPDM business of its Styrene and Elastomers division in relation to alleged agreements of limitations to competition between producers and suppliers of EPDM. On December 12, 2002, two other legal actions were notified in the United States: with the first one, the Antitrust Jury of California summoned the deputy chairman and sales manager of Polimeri Europa Americas Inc, in relation to the alleged agreements of limitation to competition in EPD segment; with the second some documents related to investigations about the limitations of the competition were requested from Polimeri Europa Americas Inc. In USA antitrust preliminary investigation started on business CR and NBR of the Styrene and Elastomers division and Polimeri Europa Americas Inc and Polimeri Europa SpA were summoned as defendants for damages (class action) caused by the following products: NBR, CR and EPDM. The European Union started an investigation regarding NBR, EPDM, e-SBR, , s-SBR and BR products.

Stoccaggi Gas Italia SpA
With decision No. 26 of February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With decision No. 49 of March 26, 2002, the Authority repealed Stogit’s proposal and defined tariff for the first regulated period. Stogit filed an appeal against both Authority decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated September 29, 2003, that Court rejected the appeal presented by Stogit. On February 3, 2004, Stogit presented an appeal to the Council of State against the sentence of first instance. Stogit applied the tariff determined by the Authority.

Other commitments and risks not included in the balance sheet
Commitments regarding long term natural gas supply contracts stipulated by Eni, which contain take or pay clauses, are included in “Operating Review - Gas & Power” in the Report of the Directors in the Consolidated Financial Statement, which is considered an integral part of these Notes. Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Environmental Regulations
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of environment; (iii) the possible effect of future environmental legislation and rules, like the decree No. 367 of the Ministry of environment published in January 8, 2004, that regards the fixing of new quality standards for aquatic environment and dangerous substances. The decree modifies completely the actual set of rules, because of the imposition of qualitative levels, that can be reached only through considerable investments; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

24 Segment information

Segment information is presented in accordance with the IAS 14-revised. Intersegment sales are conducted on an arm’s length basis.

Information by industry segment
Segment information relating to the 2002 were reclassified on the basis of the new division of activities. In particular, “Other activities” included the information of Syndial SpA and its subsidiaries, previously included in the “Petrochemicals” segment. The information relating to the new segment “Corporate and financial companies” was re-classified from “Other activities”. Relating to the 2001, only the information relating to the new segment “Corporate and financial companies” was reclassified because Syndial SpA conferred its Strategic Chemicals business to Polimeri Europa SpA with effect from January 1, 2002.

Information by industry segment

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Total
2001
Net sales from operations (a)	13,960	16,098	22,083	4,761	3,114	476	245
Less: intersegment sales	(8,430)	(668)	(1,202)	(471)	(509)	(387)	(145)
Net sales to customers	5,530	15,430	20,881	4,290	2,605	89	100	48,925
Operating income	5,984	3,672	985	(332)	255	22	(190)	10,396
Identifiable assets (b)	24,261	12,860	7,420	2,488	3,136	174	615	50,954
Unallocated assets								11,782
Identifiable liabilities (c)	5,098	3,037	3,345	1,312	1,927	323	822	15,864
Unallocated liabilities								17,683
Capital expenditures	4,276	1,065	496	361	304	24	51	6,577
Depreciation, amortization and writedowns	(3,251)	(503)	(517)	(251)	(203)	(16)	(30)	(4,771)
Interest income	75	32	37	23	10		316	493
Interest expense	(272)	(74)	(33)	(6)	(17)		(409)	(811)
2002
Net sales from operations (a)	12,877	15,297	21,546	4,516	4,546	705	457
Less: intersegment sales	(8,795)	(623)	(1,037)	(746)	(479)	(5)	(337)
Net sales to customers	4,082	14,674	20,509	3,770	4,067	700	120	47,922
Operating income	5,175	3,244	320	(126)	298	(199)	(210)	8,502
Identifiable assets (b)	23,686	12,482	7,634	2,821	5,026	909	319	52,877
Unallocated assets								12,931
Identifiable liabilities (c)	4,764	2,969	2,861	631	2,741	2,264	844	17,074
Unallocated liabilities								20,383
Capital expenditures	5,615	1,313	545	145	232	121	77	8,048
Depreciation, amortization and writedowns	(3,884)	(512)	(494)	(231)	(267)	(56)	(60)	(5,504)
Interest income	59	14	64	2	7	38	138	322
Interest expense	(185)	(37)	(26)	(11)	(10)	(3)	(296)	(568)
2003
Net sales from operations (a)	12,746	16,067	22,148	4,487	6,306	1,302	638
Less: intersegment sales	(8,468)	(450)	(621)	(438)	(897)	(853)	(480)
Net sales to customers	4,278	15,617	21,527	4,049	5,409	449	158	51,487
Operating income	5,746	3,627	583	(176)	311	(279)	(295)	9,517
Identifiable assets (b)	23,433	15,824	8,025	2,523	5,361	864	606	56,636
Unallocated assets								10,700
Identifiable liabilities (c)	4,629	3,007	2,835	612	3,463	2,183	940	17,669
Unallocated liabilities								21,349
Capital expenditures	5,682	1,760	730	141	277	71	141	8,802
Depreciation, amortization and writedowns	(3,360)	(567)	(494)	(248)	(271)	(110)	(101)	(5,151)
Interest income	37	7	18	1	21	3	110	197
Interest expense	(141)	(20)	(16)	(7)	(14)	(2)	(374)	(574)

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly related to the generation of operating income.
(c)	Includes liabilities directly related to the generation of operating income.

Geographic financial information

Assets and Investments by geographic area of origin

	Italy	Other	Rest of	Africa	Americas	Asia	Other	Total
(million euro)		EU	Europe				areas
2001
Identifiable assets (a)	23,513	7,546	2,721	8,653	4,552	3,958	11	50,954
Investments in fixed and intangible assets	2,407	595	249	1,405	923	923	75	6,577
2002
Identifiable assets (a)	24,524	6,806	3,863	9,122	3,432	4,385	745	52,877
Investments in fixed and intangible assets	2,396	546	305	2,497	721	1,333	250	8,048
2003
Identifiable assets (a)	27,355	6,690	4,005	10,509	2,921	4,801	355	56,636
Investments in fixed and intangible assets	2,708	1,035	334	3,026	369	795	535	8,802

(a)	Includes assets directly related to the generation of operating income.

Sales from operations by geographic area of destination

(million euro)	2001	2002	2003
Italy	27,244	23,797	25,491
Other European Union	8,226	8,450	9,995
Rest of Europe	3,136	4,712	4,093
Africa	2,180	2,478	5,854
Americas	6,169	5,317	2,778
Asia	1,949	3,154	3,245
Other areas	21	14	31
	48,925	47,922	51,487

25 Fair value of financial instruments

In the normal course of its business, Eni utilizes various types of financial instruments. These instruments include recorded assets and liabilities, as well as items that principally involve off-balance sheet risk. Information about the fair value of Eni’s financial instruments is presented below.

-	Marketable securities: the fair values of marketable securities are based upon market value.
-
Non-current investments carried at cost: such investments are not publicly traded and do not have quoted market prices. An estimate of fair value has not been made because the amount of the investment is not significant and the estimation of fair value would require incurring excessive costs.

-	Current investments: such investments are publicly traded and their fair value is represented by their market price.
-
Non-current receivables: the fair values of non-current receivables are estimated based on the discounted value of future cash flows expected to be paid, considering rates of interest which Eni could earn on similar credit. The differences between the carrying and market values of non-current receivables at December 31, 2001 and 2002, excluding tax credits with Italian tax authorities, were not significant. In relation to tax credits, the interest rate, which has been 1.375% for each six month period from July 1, 2003 (2.5% in the first half of 2003), is aligned with the average market rate trend.

-	Current receivables: the carrying values of current receivables approximate their fair value considering the short period that incurs between the concession and their expiration date.
-
Bonds payable, current portion of long-term debt and long-term debt: the fair values of bonds payable and long-term debt, including current maturities, are estimated based on the discounted value of future cash flows.

-	Short-term debt: the carrying value of short-term debt approximates fair value because of the short period of time between the origination and maturity of the borrowings.
-
Non-current payables: the fair values of non-current payables are estimated based on the discounted value of future cash flows. The differences between the carrying and market values of non-current payables at December 31, 2002 and 2003 were not significant.

	Dec. 31, 2002		Dec. 31, 2003

	Carrying	Fair	Carrying	Fair
(million euro)	Value	Value	Value	Value
Marketable securities and current investments	1,519	1,538	1,300	1,317
Bonds and long-term debt, including current maturities	7,530	8,002	8,826	9,099

-
Derivative financial instruments: the fair value of derivatives generally reflects the estimated amounts that Eni would pay or receive to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes or appropriate pricing models have been used to estimate the fair value for Eni’s derivatives. The carrying value, compared with the fair value, represents the amount of interest rate and exchange rate differentials recognized but not yet paid at year-end. For foreign exchange derivatives related to monetary assets and liabilities, the carrying value also represents the adjustment using current exchange rates at year-end. The difference between carrying value and fair value is therefore not significant.

	Dec. 31, 2002		Dec. 31, 2003

	Carrying	Fair	Carrying	Fair
(million euro)	Value	Value	Value	Value
Interest rate derivatives:
- assets	12	101	22	72
- liabilities	(18)	(129)	(17)	(117)
Foreign exchange derivatives:
- assets	333	244	175	289
- liabilities	(298)	(74)	(104)	(71)

26 Transactions with related parties
According to rules issued by Consob, the Italian Stock Exchange Commission on February 20, 1997 No. 97001574 and subsequent amendments, the following is a description of transactions with related parties.
In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities owned or controlled by the Government. All such transactions are conducted in the interest of Eni companies.
Relevant transactions carried out with entities controlled by the Italian government are only those with Enel, the Italian National Electric Utility.
The following is a description of trade and financing transactions with related parties for the years 2003, 2002 and 2001.

2003 Trade and other transactions

(million euro)	31.12.2003				2003

					Costs		Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Goods	Services
Affiliated companies
Agip Oil Co Ltd	19	47				61		1
Albacom SpA	11	31			3	33	1	8
Azienda Energia e Servizi SpA	3	30				74		2
Bayernoil Raffineriegesellschaft mbH		36			2	713	1
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	9					41	96
Blue Stream Pipeline Co BV	51					63		43
Bronberger & Kessler Handelsgesellschaft U.
Gilg & Schweiger GmbH & Co Kg	13					67	135
Erg Raffinerie Mediterranee Srl	14	28		100	567	92	210
Gruppo Distribuzione Petroli Srl	14						73
Karachaganak Petroleum Operating BV	46	50				53		183
Petrobel Belayim Petroleum Co		78				138
Promgas SpA	21	22			230		250
Raffineria di Milazzo ScpA	3	3				161	58
Serfactoring SpA		128
Supermetanol CA		12			59	9
Superoctanos CA	2	20			142	11
Trans Austria Gasleitung GmbH		5				171
Trans Europa Naturgas Pipeline GmbH	3	10				38
Transitgas AG		6				55
Unión Fenosa Gas SA			104
Other (*)	36	44	117		15	66	63	18
	245	550	221	100	1,018	1,846	887	255
Non consolidated subsidiaries
Eni BTC Ltd			120
Eni Gas BV	91	191	160			2
Transmediterranean Pipeline Co Ltd						104
Other (*)	37	48	22		4	43	8	30
	128	239	302		4	149	8	30
	373	789	523	100	1,022	1,995	895	285
Entities owned or controlled by the Government
Enel	261	2				31	1,465	341
	634	791	523	100	1,022	2,026	2,360	626

(*)	Each individual amount included herein does not exceed euro 50 million.

Engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 18 million and 29 million in 2002 and 2003, respectively. Most significant transactions concern:

-
specialized services in upstream activities to Petrobel Belayim Petroleum Co, Karachaganak Petroleum Operating BV, Eni Oil Co Ltd and Eni Gas BV; services are invoiced on the basis of incurred costs; exclusively with Karachaganak Petroleum Operating BV, the providing of services by Eni’s construction and drilling activity, and with Eni Gas BV, the unsecured guarantees in relation to the construction of a hydrocarbon treatment plant in Libya and receivables and payables for investment activities;

-	communication services, data transmission and concessions of optical fibres with Albacom SpA;
-	transportation and distribution activities with Azienda Energia e Servizi SpA;
-
sale of petrochemical products, supply of crude oil refining activities and fuel additive purchase from Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Gruppo Distribuzione Petroli Srl, Bayernoil Raffineriegesellschaft GmbH and Superoctanos CA;

-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and services for the completion of a pipeline between Turkey and the Russian Federation;
-
acquisition of refining services from Raffineria di Milazzo ScpA and Erg Raffinerie Mediterranee Srl on the basis of incurred costs for Raffineria di Milazzo ScpA, and general conditions applied to third parties for Erg Raffinerie Mediterranee Srl; the concession to Erg SpA of an option for the purchase of the 28% of Erg Raffinerie Mediterranee Srl;

-	sale and purchase of natural gas outside Italy with Promgas SpA;
-	factoring activities with Serfactoring SpA;
-
acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH, Transitgas AG and Trans Europa Naturgas Pipeline GmbH, transactions are regulated on general conditions applied to third parties;

-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
-	guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
-
acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed.

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

2003 Financing transactions

(million euro)	Dec. 31, 2003			2003

Name	Receivables	Payables	Guarantees	Charges	Gains
Affiliated companies
Albacom SpA	54		88	13
Blue Stream Pipeline Co BV		4	725		26
EnBW - Eni Verwaltungsgesellschaft mbH			275		4
Raffineria di Milazzo ScpA			113
Serfactoring SpA	50				1
Trans Austria Gasleitung GmbH	399				14
Other (*)	50	65	104	3	6
	553	69	1,305	16	51
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	241				11
Other (*)	90	65	7	18	2
	331	65	7	18	13
	884	134	1,312	34	64

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions concern:
-	lendings and guarantees to Albacom SpA and Serfactoring SpA;
-	bank debt guarantees to Blue Stream Pipeline Co BV, EnBW - Eni Verwaltungsgesellschaft mbH and Raffineria di Milazzo ScpA;
-
the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

During the year, business has been conferred by/to unconsolidated subsidiaries and affiliates for non significant amounts.

2002 Trade and other transactions

(million euro)	31.12.2002			2002

				Costs		Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services
Affiliated companies
Bayernoil Raffineriegesellschaft mbH		28			652	1
Promgas SpA	23	25		212		227
Erg Raffinerie Mediterranee Srl	27	30			14	137	69
Petrobel Belayim Petroleum Co		86			164
Raffineria di Milazzo ScpA	6	6			159	55	1
Superoctanos CA	4	18		181
Trans Austria Gasleitung GmbH		12			176
Bronberger & Kessler Handelsgesellschaft
U. Gilg & Schweiger GmbH & Co Kg	10				60	117
Albacom SpA	22	12		2	53	1	8
Serfactoring SpA	2	94
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	8				35	84
Azienda Energia e Servizi SpA	2	22			55	2	2
Gruppo Distribuzione Petroli Srl	16					66
Karachaganak Petroleum Operating BV	40	13			52		214
Transitgas AG		7			56
Trans Europa Naturgas Pipeline GmbH		9			43
Blue Stream Pipeline Co BV	50						489
Agip Oil Co Ltd	27	12			83
Other (*)	32	67	147	55	57	105	14
	269	441	147	464	1,782	727	728
Non consolidated subsidiaries
AgipGas BV	13	94	412		3
Agip (Btc)			206
Transmediterranean Pipeline Co Ltd	6	1			122
Other (*)	26	18	39	7	35	8	32
	45	113	657	7	160	8	32
	314	554	804	471	1,942	735	760
Entities owned or controlled by the Government
Enel	42	5			76	1,475	308
	356	559	804	471	2,018	2,210	1,068

(*)	Each individual amount included herein does not exceed euro 50 million.

Engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors for a total of approximately euro 18 million in 2002. The most significant transactions related to:

-
acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH, Transitgas AG, Trans Europa Naturgas Pipeline GmbH e Transmediterranean Pipeline Co Ltd, transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and employed capital;

-	sale of natural gas outside Italy with Promgas SpA;
-
specialized services in upstream activities to Petrobel Belayim Petroleum Co, Karachaganak Petroleum Operating BV, Agip Oil Co Ltd and AgipGas BV; services are invoiced on the basis of incurred costs; and exclusively with Karachaganak Petroleum Operating BV, services are provided by Eni’s oilfield services;

-
acquisition of refining services from Raffineria di Milazzo ScpA and Erg Raffinerie Mediterranee Srl on the basis of incurred costs for Raffineria di Milazzo ScpA, and general conditions applied to third parties for Erg Raffinerie Mediterranee Srl;

-
sale of petrochemical products, supplying of crude oil refining activities and fuel additive purchases from Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Gruppo Distribuzione Petroli Srl, Bayernoil Raffineriegesellschaft GmbH and Superoctanos CA;

-	communication services, data transmission and concessions of optical fibres with Albacom SpA;
-	the construction of a pipeline between Turkey and the Russian Federation for Blue Stream Pipeline Co BV;
-	factoring activities with Serfactoring SpA;
-	transportation and distribution activities with Azienda Energia e Servizi SpA;
-	guarantees given in relation to the construction of an oil pipeline by Agip (Btc).
Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

2002 Financing transactions

(million euro)	31.12.2002			2002

Name	Receivables	Payables	Guarantees	Charges	Gains
Affiliated companies
Blue Stream Pipeline Co BV		15	874		30
Transitgas AG	655				10
Trans Austria Gasleitung GmbH	448				15
EnBW - Eni Verwaltungsgesellschaft mbH	264
Serfactoring SpA	46				2
Superoctanos CA	2		40
Bayernoil Raffineriegesellschaft mbH	24
Other (*)	72	80	91	9	7
	1,511	95	1,005	9	64
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	326		95		18
Agip (Btc)	27
Other (*)	47	68	5	7	2
	400	68	100	7	20
	1,911	163	1,105	16	84

(*)	Each individual amount included herein does not exceed euro 50 million.

The most significant transactions related to:
-
guarantees provided to banks and related fees to Turkey, the financing of the doubling of the Italy/Netherlands pipeline in the Swiss section and the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Blue Stream Pipeline Co BV, Transitgas AG, Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd;

-	concessions of loans to EnBW - Eni Verwaltungsgesellschaft mbH for the acquisition of Gasversorgung Süddeutschland GmbH;
-	concessions and guarantees provided to banks in relation to lendings to Serfactoring SpA, Bayernoil Raffineriegesellschaft mbH, Superoctanos CA and Agip (Btc).

2001 Trade and other transactions

(million euro)	31.12.2001			2001

				Costs		Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services
Affiliated companies
Blue Stream Pipeline Co BV	146	84					471
Bayernoil Raffineriegesellschaft mbH	15	27			612	1
Promgas SpA	21	21		267		302
Petrobel Belayim Petroleum Co	21	116			296
Raffineria di Milazzo ScpA	7	6			151	57
Superoctanos CA	9	7		191	1		1
Agip Oil Co Ltd	16	47			130
Trans Austria Gasleitung GmbH	89	118			34
Serfactoring SpA	1	142
Bronberger & Kessler Handelsgesellschaft
U. Gilg & Schweiger GmbH & Co Kg	8					92
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	7					85
Gruppo Distribuzione Petroli Srl	17					68
Inca International SpA	6					53	9
Saccne Rete Srl	4				2	53
Supermetanol CA		2		50			1
Transitgas AG	2	17			25
Other (*)	134	29	31	63	166	154	29
	503	616	31	571	1,417	865	511
Non consolidated subsidiaries
Polimeri Europa Srl	47	19		185	1	677	92
Transmediterranean Pipeline Co Ltd		10			142
Hotel Assets Ltd			51
Other (*)	77	138	111	9	44	59	4
	124	167	162	194	187	736	96
	627	783	193	765	1,604	1,601	607
Entities owned or controlled by the Government
Enel	70	9		20	23	1,512	226
	697	792	193	785	1,627	3,113	833

(*)	Each individual amount included herein does not exceed euro 50 million.

2001 Financing transactions

(million euro)	Dec. 31, 2003			2003

Name	Receivables	Payables	Guarantees	Charges	Gains
Affiliated companies
Blue Stream Pipeline Co BV		49	983	1	21
Transitgas AG	608				19
Trans Austria Gasleitung GmbH	469				2
Superoctanos CA	3		130
Supermetanol CA	16		134		1
Serfactoring SpA	77	21			1
Raffineria di Milazzo ScpA	21		66
Bayernoil Raffineriegesellschaft mbH					1
Other (*)	56	80	19	7	3
	1,250	150	1,332	8	48
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	429		113		32
Polimeri Europa Srl	306		120		17
Other (*)	59	52	8	4	2
	794	52	241	4	51
	2,044	202	1,573	12	99

(*)	Each individual amount included herein does not exceed euro 50 million.

In 2001, trade and financial transactions with Blue Stream Pipeline Co BV related to the construction of a pipeline that will link the Russian Federation to Turkey. Transactions with Bayernoil Raffineriegesellschaft and Raffineria di Milazzo related to the refining of crude oil, and only with Raffineria di Milazzo the sale of crude oil, the purchase of petroleum products, and guarantees given on behalf of Raffineria di Milazzo to banks in relation to loans. Trade transactions with Promgas related to the sale of natural gas. Transactions with Petrobel Belayim Petroleum and Agip Oil Co Ltd concern services for exploration and production. Transactions with Superoctanos and Supermetanol related to the purchase of fuel additives and guarantees provided to banks in relation to lendings. Financial transactions with Trans Austria Gasleitung GmbH related to the financing of the Austrian section of the gasline from the Russian Federation to Italy as well as transmission of natural gas. Transactions with Serfactoring SpA related to factoring activities and financing. Trade transactions with Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Bernhard Rosa Inh. Ingeborg Plochinger GmbH and Saccne Rete related to the sale of refined products on wholesale markets. Transactions with Gruppo Distribuzione Petroli Srl related to sales of petroleum products. Trade transactions with Inca International related to the sale of petrochemical products. Receivables with Transitgas related to the financing of the doubling of the Italy/Netherlands pipeline in the Swiss section and natural gas transport services.
Transactions with Transmediterranean Pipeline Co Ltd related to financings and guarantees given to banks in relation to loans and lines of credit for the construction of natural gas transmission facilities and transport services. Trade transactions with Polimeri Europa related to the sale of basic petrochemicals and electricity, financial transactions related to financings for operating activities and guarantees given to banks. Guarantees given to Hotel Assets Ltd related to tax payments.
Transactions with Enel related to the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

27 Summary of significant differences between Italian accounting principles and U.S. GAAP
Eni’s financial statements have been prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. A description of the significant differences and their effects on net income and shareholders’ equity is set forth in the following notes. Those differences described below that are not included in the reconciliations of net income or shareholders’ equity (see Note 28), either had no effect, or their effect was not significant. See also Note 2, Summary of significant accounting and reporting policies for additional information on the accounting principles that Eni follows.

A) Consolidation policy
Eni’s consolidation policy is described under “Principles of consolidation” of the Notes to the Consolidated Financial Statements. In particular, under Italian GAAP, the consolidated financial statements include also companies in which Eni holds less than 50% of the voting rights, but over which it exercises control in shareholders’ meetings.
Under U.S. GAAP, investments of less than 50% are accounted for by applying the equity method. Saipem SpA (43.0%), and its subsidiaries which are controlled by Eni without holding the majority of voting rights, have been consolidated under the equity method for U.S. GAAP purposes.
In addition, U.S GAAP also requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (“VIE”) to consolidate the entity. A VIE is an entity that meets any of the following criteria: (i) it has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties; (ii) the equity owners do not have the ability to make significant decisions about the entity’s activities through voting or similar rights; (iii) the equity owners do not have an obligation to absorb the entity’s expected losses, or (iv) the equity owners do not have the right to receive the entity’s expected residual returns. This difference in consolidation policies, as it was applied to entities created by Eni after January 31, 2003, did not result in any differences between U.S. GAAP and Italian GAAP.

B) Exploration & Production activities

Exploration
Under Italian GAAP, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits are capitalized and amortized over the expected period of benefit.
Under U.S. GAAP, costs relating to exploratory wells are initially capitalized as “incomplete wells and other” until it is determined if commercial quantities of reserves have been discovered (“successful efforts method”). That determination is made after completion of drilling the well, and the capitalized costs are either charged to expense or reclassified as part of Eni’s proved mineral interests. Costs of exploratory wells that have found commercially producible quantities of reserves that cannot be classified as proved remain capitalized if such wells have found sufficient quantities of reserves to justify their completion, and the Company has either firm plans to drill additional wells necessary to determine the existence of proved reserves or is awaiting regulatory approvals. Otherwise, exploratory well costs are generally expensed upon the earlier of determining that proved reserves have been not found, or within one year of completing drilling. Capitalized well costs related to proved properties are amortized over proved developed reserves on the basis of units of production. Other exploration costs, including geological and geophysical, are expensed when incurred.

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas. Costs to operate and maintain wells and field equipment are expensed as incurred.
Under Italian GAAP, costs of unsuccessful development wells are expensed immediately. Costs of successful development wells are capitalized and amortized on the basis of units of production.
Under U.S. GAAP, costs of productive wells and development dry holes, both tangible and intangible, are capitalized and amortized on the unit-of-production method.

C) Valuation of assets and subsequent revaluation
Both Italian and U.S. GAAP require that assets which are impaired be written down to their fair value. However, under Italian GAAP, in order to determine whether an impairment exists, the book value of an asset in question is compared to the sum of the discounted cash flows expected to be generated by such asset. If the sum of such discounted cash flows is less than the carrying value of the asset, an impairment exists.
Under U.S. GAAP, SFAS 144 requires the performance of the same analysis using undiscounted cash flows.
In addition, under Italian GAAP impairment charges are reversed when the situation giving rise to an impairment ceases to exist. Under U.S. GAAP reversals of impairment charges are not permitted.

D) Monetary revaluation of assets
Under Italian GAAP, certain assets have been revalued at various times in accordance with various Italian laws.
Under U.S. GAAP, such revaluations are not permitted.
The adjustments provided in Note 28 include the effect of the recomputation of depreciation expense and of gains/(losses) on a historical cost basis, as well as the elimination of these revaluations and the related accumulated depreciation.

E) Deferred tax assets and liabilities
Under Italian GAAP deferred taxes are recorded if recoverable with reasonable certainty. Taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned. Any timing difference between purchase price and the tax bases of an asset acquired does not result in the recording of an adjustment to the carrying value of such asset.
Under U.S. GAAP, deferred tax assets are recorded if their recovery is more likely than not. The potential taxes on equity reserves are considered deferred tax liabilities and are accrued accordingly. Deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries as such earnings are expected to be permanently reinvested. In addition, under U.S. GAAP, in situations where the purchase price of assets is not equal to the tax bases, deferred taxes must be provided for such differences and recorded as part of the acquisition. The adjustments included in the reconciliations to U.S. GAAP take into account the realizability of deferred tax assets, based on the more likely than not criteria rather than the certainty of their recovery, deferred taxes on undistributed earnings of subsidiaries and deferred taxes on acquired temporary differences. The adjustments also include the deferred tax effect of U.S. GAAP adjustments.

F) Depreciation of fixed assets
Under Italian GAAP, until 1999, in accordance with Italian practice, depreciation of natural gas pipelines, natural gas distribution networks and related plant and machinery, was accounted for by applying rates on a straight-line basis established by Italian tax authorities on the basis of technical studies conducted for homogeneous industries.
Under U.S. GAAP, depreciation expense is recognized based on the estimated economic useful lives of the assets. The publication of Legislative Decree No. 164 of May 23, 2000, which imposed the separation of transmission and distribution activities from other natural gas activities and set the criteria for the determination of transport and distribution tariffs by the Authority for Electricity and Gas led companies operating in this segment to re-evaluate the useful lives of the assets. The useful lives calculated by Eni (40 years for pipelines and 50 for distribution networks) were confirmed by an independent appraisal and by the documents issued by the Authority for Electricity and Gas. Therefore, from 2000 assets related to transmission and distribution activities are amortized, both under Italian GAAP and U.S. GAAP, based on these new useful lives.

G) Intangible assets
Under Italian GAAP, goodwill is amortized on a straight-line basis in the utilization period, over a maximum period of twenty years. Other intangible assets are amortized systematically in relation to their residual useful life.
Under U.S. GAAP goodwill and intangible assets with an indefinite useful life are not amortized; these assets are subject to a yearly evaluation in order to define the relevant impairment if needed.
U.S. GAAP requires companies to capitalize, separately from goodwill, all identifiable intangible assets acquired as part of a business combination and amortize such assets over their useful lives.
Under Italian GAAP, such intangible assets are not recorded separately from goodwill.

H) Capitalized interest expense
Under Italian GAAP, Eni capitalizes interest expense only if certain conditions are met in the self-construction of assets.
Under U.S. GAAP, interest is capitalized to the extent a company has fixed assets under construction during the reporting period and has outstanding interest bearing debt.
The adjustment to U.S. GAAP for “Capitalized interest” included represent the capitalization difference, based upon actual interest costs incurred during each period, as well as the subsequent depreciation effect of the additional capitalized interest under U.S. GAAP.

I) Derivatives
Under Italian GAAP, derivative contracts are evaluated differently if they are used as hedging or as speculative instruments. Eni values derivatives that are used for hedging purposes, but that are not designated against specific transactions, according to the nature of the hedged assets. In particular, interest differences on derivatives hedging interest rates and premiums and discounts on exchange rate risk hedging contracts are recorded in the income statement over the term of the contracts. The currency component of exchange rate risk hedging is recorded in the income statement in the year in which the hedge asset/liability is first recorded. Profits on derivative contracts on price risks are recorded in the income statement as offsetting the depreciation of the hedged asset. Losses are recorded when incurred. Derivative contracts used as speculative instruments are recorded at fair value and the related effects are recorded in the income statement.
Under U.S. GAAP, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting for derivative instruments and hedging activities. In general SFAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Eni adopted SFAS 133 for U.S. reporting purposes on January 1, 2001. Eni uses derivative instruments to manage the risk of fluctuations in commodity prices, interest rates and foreign currency (see Note 23). SFAS 133 requires that derivative instruments that hedge the variability of expected cash flow, the fair value of an underlying, or currency other than euro related to a specific risk are designated as a cash flow hedge, fair value hedge, or foreign currency hedge, respectively. Changes in the fair value of derivative instruments designated and effective as fair value hedges are recognized through earnings and changes in the fair value of cash flow hedges are recognized through equity as a component of other comprehensive income.
For U.S. GAAP purposes, upon adoption of SFAS 133, the current U.S. GAAP hedging relationships for Eni’s existing derivative instruments were de-designated. The financial statement effect of this de-designation was not significant in 2001. Subsequent to adoption, movements in the fair value of derivative instruments have been recorded as adjustments to U.S. GAAP net income as reflected in Note 28.

J) Stock compensation
Under Italian GAAP, stock grant and option plans issued and offered to employees beginning in 2003 by using treasury shares have been recorded as compensation expense on the basis of the fair value and are recognized under the pro rata temporis method over the vesting period. The accounting method adopted under Italian GAAP (see “Changes in accounting principles”) is consistent with the requirements of SFAF 123 with the exception that under U.S. GAAP the costs related to stock grants are recorded as contra accounts within the equity accounts and the treasury shares remain recorded at cost.
U.S. GAAP provides alternative methods for the transition of the accounting for stock-based compensation from the intrinsic value method to the fair value method. Eni has applied the fair value method to grants made, modified or settled on or after January 1, 2003. The impact of Eni’s 2003 net income was not materially different than under previous accounting standards. See Note 2, Summary of significant accounting and reporting policies for additional information.
Prior to January 1, 2003, under Italian GAAP, stock grant and option plans offered to employees for no consideration were recorded within the equity accounts when the shares were issued. In particular, stock grants made for no cash consideration were recorded at nominal value as a debit against the specific equity reserve; shares issued after exercise of options were recorded as capital increase for the nominal value and as an increase in the special reserve for the difference between amounts paid for exercising the options and the nominal value of issued shares. No compensation expense was recorded.
Prior to January 1, 2003, under U.S. GAAP, stock grant and option plans offered to employees were recorded as compensation expense for the excess of the market value over the exercise price of the stock on the measurement date. Such compensation expense was recorded over the period of benefit.
Costs related to stock grant and option plans offered to employees for no consideration until December 31, 2002 have been included in the adjustment of net income under U.S. GAAP (see Note 28).
Eni does not give stock compensation in exchange of goods and services from non-employees.

K) Stock issuance costs
Under Italian GAAP, direct costs for issuances of equity are capitalized by Eni in the account “Intangible assets - organizational and financing costs” and amortized over their economic useful lives, not to exceed 5 years.
Under U.S. GAAP, costs associated with obtaining new capital by issuing common or preferred stock are considered as a reduction of the related proceeds and recorded as a net amount in equity.

L) Marketable securities
Under Italian GAAP, marketable securities are carried at the lower of purchase cost or market value.
Under U.S. GAAP, the accounting for investments in marketable securities uses a fair market value methodology. Eni’s marketable securities would be classified as available-for-sale with changes in market value recorded as comprehensive income which is a component of shareholders’ equity.

M) Costs related to site restoration and abandonment
Under Italian GAAP, costs related to site restoration and abandonment are evaluated annually on the basis of costs expected to be incurred for laws and regulations and contractual obligations.
Under Italian GAAP, Eni accrues its abandonment and restoration costs, estimated on an undiscounted basis, rateably over the productive lives of its assets using the units-of-production method.
Under US GAAP, SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligations (ARO) in the period when it is incurred (typically at the time the asset is installed at the productions location). When the liability is initially recorded, the capitalized costs of the related fixed assets will be increased by an equal corresponding amount. Over time, the liabilities are increased for the change in their present value each period, and the initial capitalized costs are depreciated over the useful lives of the related assets.
The recognized asset retirement obligations liability amounts are based upon future retirement cost estimates and incorporate many assumptions such as expected recoverable quantities of crude oil and natural gas, time to abandonment, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.
No significant legal obligations to retire refining, transportation, marketing (downstream) and chemical long-lived assets were generally recognized, as indeterminate settlement dates for the asset retirements prevented estimation of the fair value of the associated asset retirement obligations. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation, either under U.S. GAAP or Italian GAAP.

N) Treasury shares
Under Italian GAAP, treasury shares, acquired as long-term investments, are recorded at cost adjusted for impairment. When the reasons for the impairment cease to exist, treasury shares are revalued. Treasury shares purchased in relation to group incentive plans are carried at the lower of purchase cost or fair value for stock grants and at the lower of purchase cost or strike price for stock options. Treasury shares purchased in relation to incentive plans to be issued are carried at the lower of purchase cost or market value.
Under U.S. GAAP, all treasury shares are recorded at cost. Such difference did not generate significant differences between U.S. GAAP and Italian GAAP.

O) Extraordinary income and expense
All items recorded by Eni as extraordinary under Italian GAAP in the periods presented herein would not qualify as extraordinary under U.S. GAAP. Such items have been reclassified to the appropriate income statement captions as determined by U.S. GAAP, certain of which have been included in the determination of operating income by segment. In addition, under U.S. GAAP, extraordinary items are presented net of tax.

P) Sales of government bonds
Eni accounted for government bonds transferred primarily to employees at par value, with the repurchasing commitment at the same value, as sales of bonds, and recognized the related gains in current income. For U.S. GAAP purposes, the terms of these transactions would result in their treatment as financing transactions and consequently in a cash flow statement prepared under U.S.GAAP, these cash flows would be included in financing activities. Under this method, the bonds would remain as assets and the proceeds from the “sales” would be treated as financing obligations. Gains and losses from such sales are not significant.

Q) Reclassification of inventory
Compulsory stock relates primarily to the Italian operations. Under Italian law Eni is required to retain certain strategic quantities of natural gas and petroleum products (“compulsory stock”) in its storage facilities at all times. Eni values natural gas and petroleum products held as compulsory stock as inventories that are subject to lower of cost or market valuations annually.
Under U.S. GAAP, current assets, such as inventories, are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business, which for Eni is twelve months. As Eni’s compulsory stock is not expected to be sold or consumed within the next twelve months, compulsory stock amounts are recorded, for U.S. GAAP purposes, in non-current assets under the caption Non-current Inventories (Compulsory Stock).

R) Comprehensive Income
Under Italian GAAP, Comprehensive Income does not exist.
U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Standard No. 130, “Reporting Comprehensive Income” (“SFAS 130”). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transaction with shareholders. The required information pursuant to SFAS 130 is presented in the reconciliation that follows. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

S) Earnings per share
Under Italian GAAP prior year earnings per share is recalculated each year to include in the weighted-average number of shares the number of shares issued through stock grants made in 2003.
Under U.S. GAAP prior year earnings per share is not adjusted for the exercise of stock grants in 2003.
This difference did not generate a significant difference between U.S. GAAP and Italian GAAP.
Stock grant and option plans approved by Eni in 2003 are recorded with equivalent criteria both under Italian GAAP and U.S. GAAP. For this reason there are no differences in the calculation of earnings per share between U.S. GAAP and Italian GAAP.

T) Guarantees
Under Italian GAAP guarantees are recorded in other memorandum accounts; when it is probable or certain that a guarantee will produce a liability, its estimated amount is accrued in a specific reserve as a component of equity.
U.S. GAAP requires a company to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability is to be recorded at the inception of a guarantee and would be measured at fair value.
This difference did not generate a significant difference between U.S. GAAP and Italian GAAP.

U) Liabilities for redundancies
Under Italian GAAP, expected liabilities for redundancy incentives are accrued in “Reserves for contingencies - Other”, when a workforce reduction program is defined, the legislation is issued or, if necessary, agreements of negotiated contracts with trade unions are made and the liability can be reasonably estimated. Costs relating to closures of facilities are recorded when the liability is probable and it can be reasonably estimated.
Under U.S. GAAP, expected liabilities for involuntary redundancy incentives are expensed when the liability has been incurred and when it can be measured at fair value. The adjustment to U.S. GAAP represents redundancy costs recognized under Italian GAAP, which did not meet the U.S. GAAP criteria.

28 Reconciliations between net income and shareholders’ equity determined under Italian GAAP to U.S. GAAP
The following is a summary of the significant adjustments to net income for the years ended December 31, 2001, 2002 and 2003 and to shareholders’ equity as of December 31, 2002 and 2003 that would be required if U.S. GAAP had been applied instead of Italian GAAP in the consolidated financial statements.

Reconciliation of net income

(million euro)	2001	2002	2003
Net income according to the financial statements prepared under Italian GAAP	7,751	4,593	5,585
Items increasing (decreasing) reported net income:
A. effect of the differences related to companies consolidated under Italian GAAP but carried at equity method under U.S. GAAP (a)	(69)	56	44
A. effect of the differences related to companies carried on the equity method		106	107
B. successful-efforts accounting	265	222	23
C. asset impairments and revaluations	17	71	74
D. adjustment for the elimination of monetary revaluation	33	37	(30)
D. elimination of gains on sales related to monetary revaluation	227
E. deferred income taxes	(499)	(16)	286
F. use of different depreciation rates	(115)	(67)	(179)
G. adjustment for the amortization of goodwill (b)		29	94
G. differences in fair value assigned to assets acquired in the purchase of a business			(6)
H. capitalized interest expense	(7)	(33)	1
I. derivative contracts	52	54	(51)
J. stock grants and options awarded to employees	(22)	(9)	(15)
K. stock issuance costs		6	8
M. effect related to site restoration and abandonment liabilities			(53)
U. effect related to reserves for contingencies		60	56
- adjustments of gains on the sales of an interest in a consolidated subsidiary (c)	(1,385)
- effect of U.S. GAAP adjustments on minority interest (d)	69	183	154
Net adjustment	(1,434)	699	513
Net income in accordance with U.S. GAAP before cumulative effect of change in accounting principles			6,098
Effect of the initial application of SFAS 143 (e)			198
Net income in accordance with U.S. GAAP	6,317	5,292	6,296
Net income per share before cumulative effect of change in accounting principles (f)			1.61
Net income per share resulting from the cumulative effect of the initial application of SFAS 143 (f)			0.05
Net income per share including the cumulative effect of the initial application of SFAS 143 (f)	1.62	1.38	1.67
Net income per ADS (based on five shares per ADS) (f)	8.08	6.92	8.33

(a)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to company fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its subsidiaries for the year 2003 and to Italgas SpA and Saipem SpA and their subsidiaries for the years 2002 and 2001.
(b)	Had SFAS 142 been adopted for 2001, its effects would have been to increase net income by euro 44 million and basic and diluted earnings per share by euro 0.01.
(c)	Adjustment made to determine the gain under U.S. GAAP on the sale of stock in Snam Rete Gas, due to the fact that Eni’s net equity in the subsidiary is different under U.S . GAAP and Italian GAAP, mainly owing to differences in depreciation rules of fixed assets as the depreciation rates applied under Italian GAAP were more accelerated than those applied under U.S. GAAP, as more fully described in Note 27 F. The carrying value of the sold portion of Eni’s investment in Snam Rete Gas (40.24%) under U.S. GAAP immediately prior to its sale was euro 1,134 million, thus resulting in a net gain on sale of euro 1,068 million on proceeds from sale of euro 2,202 million.
(d)	Adjustment to account for minority interest portion of differences B through U, which include 100% of differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.
(e)	Total effect for the years before January 1, 2003 net of income taxes for euro 207 million.
(f)	Amounts in euro.

Discontinued operations

	2001	2002	2003
Analysis of net income between:
continuing operations	6,288	5,308	6,322
discontinued operations	29	-16	-26
Net income (US GAAP)	6,317	5,292	6,296

In 2003, Eni decided to sell its exploration operations in Mauritania, its exploration and production interests in Gabon, and certain of its exploration and production fields in the North Sea and onshore fields in Italy, all of which were businesses within its Exploration & Production segment. These divestiture decisions were made as part of Eni’s strategic plan to rationalize non-core oil and gas properties, and the sales of these businesses were completed during 2004.

Also in 2003, Eni finalized its negotiations for the sale of its elastomers manufacturing business in Baytown, Texas, which was a business within its Petrochemicals segment. This divestiture decisions was made as part of Eni’s strategic plan to evaluate offers for certain of its elastomers operations, and the sale of this business was completed in January 2004.

Earnings or losses of these businesses, as well as any impairment determined as a result of the expected sales proceeds, are reported as discontinued operations for all years presented in Eni’s reconciliation of net income determined under Italian GAAP to U.S. GAAP.

Reconciliation of shareholders’ equity

(million euro)	Dec. 31, 2002	Dec. 31, 2003
Shareholders’ equity according to the financial statements prepared under Italian GAAP	26,257	26,696
Items increasing (decreasing) reported shareholders’ equity: (a)
A. effect of the differences between Italian GAAP and U.S. GAAP related to companies carried at equity method under U.S. GAAP (b)	131	52
A. effect of the differences related to companies carried at equity method	106	213
B. successful-efforts accounting	2,543	2,253
C. assets impairments and revaluations	(44)	35
D. elimination of monetary revaluation	(43)	(80)
E. deferred income taxes	(3,347)	(3,207)
F. use of different depreciation rates	2,409	2,551
G. goodwill	29	121
G. assets associated to the acquisition of a company (portfolio of clients)		(6)
H. capitalized interest expense	648	667
I. derivative contracts	106	61
K. stock issuance costs	(20)	(17)
L. fair value of marketable securities	19	17
M. site restoration and abandonment liabilities (SFAS 143)		441
U. reserves for contingencies	60	116
- effect of U.S. GAAP adjustments on minority interest (c)	(1,118)	(965)
Net adjustment	1,479	2,252
Shareholders’ equity in accordance with U.S. GAAP	27,736	28,948

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at exchange rate prevailing the end of each period.
(b)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to companies fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its subsidiaries for the year 2003 and to Italgas SpA and Saipem SpA and their subsidiaries companies for the years 2002 and 2001.
(c)	Adjustment to account for minority interest portion of differences B through U, which include 100% of differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.

Shareholders’ equity under U.S. GAAP includes other comprehensive income, in negative, of euro 744 million and euro 2,748 million as of December 31, 2002 and 2003, respectively. Such other comprehensive income primarily relates to exchange rate differences resulting from the translation of financial statements of foreign companies (cumulative translation adjustment) and to the fair value of marketable securities gross of deferred income taxes. The decrease of the other comprehensive income of euro 2,004 million regards essentially exchange rate differences due to the translation of financial statements prepared in currency other than the euro (euro 2,033 million; of which euro 1,450 million related to companies whose functional currency is the US dollar).

Assets & Liabilities

(million euro)	Dec. 31, 2002	Dec. 31, 2003
ASSETS
Current assets
Cash and cash equivalent	2,892	1,224
Marketable securities	1,390	1,462
Receivables, net	12,655	14,193
Inventories, net	2,376	2,266
Accrued interest and other	251	601
Total current assets	19,564	19,746
Non-current assets
Fixed assets, net of accumulated depreciation, amortization and writedowns	32,935	38,468
Non-current inventories (compulsory stock)	634	721
Receivables, net	2,863	1,602
Investments	3,900	4,010
Intangible assets	4,787	5,547
Other	1,439	1,901
Total non-current assets	46,558	52,249
TOTAL ASSETS	66,122	71,995
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	8,216	7,470
Current portion of long-term debt	935	672
Trade accounts payable	4,720	5,146
Advances	947	798
Taxes payable	1,272	2,661
Accrued expenses and other	3,069	3,971
Total current liabilities	19,159	20,718
Non-current liabilities
Long-term debt	6,169	8,002
Reserve for employee termination indemnities	395	524
Reserves for contingencies	5,268	5,444
Deferred and other non-current income tax liabilities	5,441	5,943
Accrued expenses and other	521	594
Total non-current liabilities	17,794	20,507
TOTAL LIABILITIES	36,953	41,225
Minority interests	1,433	1,822
Shareholders’ equity
Capital stock 4,002,922,176 fully paid shares nominal value 1 euro each (4,001,814,026 fully paid shares at December 31, 2002)	4,002	4,003
Reserves	21,280	21,813
Treasury shares	(2,838)	(3,164)
Net income for the year	5,292	6,296
Total shareholders’ equity	27,736	28,948
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,122	71,995

The fixed assets as determined under U.S. GAAP would have been as follows:

fixed assets

(million euro)	Dec. 31, 2002	Dec. 31, 2003
Fixed asset, gross:
- Exploration & Production	37,393	38,851
- Gas & Power	11,825	18,974
- Refining & Marketing	7,779	8,479
- Petrochemicals	3,726	3,780
- Oilfield Services Construction and Engineering	100	108
- Other activities	1,706	1,567
- Corporate and financial companies	128	146
	62,657	71,905
Less accumulated depreciation, amortization and writedowns:
- Exploration & Production	17,044	17,678
- Gas & Power	4,184	6,605
- Refining & Marketing	4,654	5,270
- Petrochemicals	2,445	2,522
- Oilfield Services Construction and Engineering	61	64
- Other activities	1,285	1,242
- Corporate and financial companies	49	56
	29,722	33,437
Fixed assets, net:
- Exploration & Production	20,349	21,173
- Gas & Power	7,641	12,369
- Refining & Marketing	3,125	3,209
- Petrochemicals	1,281	1,258
- Oilfield Services Construction and Engineering	39	44
- Other activities	421	325
- Corporate and financial companies	79	90
	32,935	38,468

Fixed assets by segment relating to 2002 were reclassified on the basis of the new division of activities. In particular, “Other activities” included the information of Syndial SpA and its subsidiaries, previously included in the “Petrochemicals” segment. The information relating to the new segment “Corporate and financial companies” was re-classified from “Other activities”.
With regard to the statements of income, operating income (loss) by industry segment and income before income taxes, as determined under U.S. GAAP, would have been as follows:

Operating income (loss) by industry segment

(million euro)	2001	2002	2003
Operating income (loss) by industry segment
Exploration & Production	6,208	5,494	5,661
Gas & Power	3,037	2,666	3,537
Refining & Marketing	872	303	617
Petrochemicals	(1,069)	(141)	(97)
Oilfield Services Construction and Engineering	(10)	(14)	2
Other activities	17	(233)	(190)
Corporate and financial companies	(202)	(214)	(315)
	8,853	7,861	9,215
Income before income taxes and the initial application of SFAS 143	10,330	8,350	9,274
Effect of the initial application of SFAS 143			405
Net income before income taxes			9,679

Certain gains and miscellaneous income, deriving primarily from rental income, gains on sales of fixed assets and royalties income have been classified within operating income beginning in the 2002 financial statements. Prior year amounts of euro 211 million for the year ended December 31, 2001, have been reclassified from the presentation made in the 2001 year accounts when such amounts were excluded from operating income.

Operating income (loss) by segment relating to the 2002 was reclassified on the basis of the new division of activities. In particular, “Other activities” included the information of Syndial SpA and its subsidiaries, previously included in the “Petrochemicals” segment. The information relating to the new segment “Corporate and financial companies” was re-classified from “Other activities”. For 2001, only the information relating to the new segment “Corporate and financial companies” was reclassified as Syndial SpA transferred its Strategic Chemicals business to Polimeri Europa SpA as of January 1, 2002.

29 Additional financial statement disclosures required by U.S. GAAP and the SEC

Stock compensation
With the aim of improving motivation and loyalty of its managers, Eni approved plans for the grant of Eni shares and stock options to Eni managers. Until December 31, 2002, Eni adopted APB 25 and related interpretations in accounting for shares and options issued to employees in its reconciliation to U.S. GAAP. The disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and a description of Eni’s stock grant and stock option plans are included below. The relevant costs are recorded in income for U.S. GAAP purposes (Note 26). Costs of plans for 2003 have been determined according to Italian GAAP with criteria similar to those of SFAS 123.

Stock grant
With the aim of improving motivation and loyalty of Eni managers through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating it towards the creation of shareholders’ value, increasing at the same time their contribution to the management of the Company, starting in 2000 Eni created stock grant plans offering shares for no consideration to those managers of Eni SpA and its subsidiaries as defined in art. 2359 of the Civil Code2 who have achieved corporate and individual objectives. Shares vest within 45 days after the end of the third year from the date of the offer or, if earlier, within 45 days after: (i) the agreed termination of employment; (ii) loss of control by Eni of the company of which the assignee is employee; (iii) sale to a company not controlled by Eni of the company of which the assignee is employee; (iv) death of the assignee. Stock rights may not be transferred by the assignee to other persons or entities, and their assignment is firm and irrevocable while they automatically expire in case the assignee decides to terminate employment at Eni within three years from the date the share rights were granted.
In application of the 2000-2001 Incentive Plan, Eni’s Shareholders’ Meeting of June 6, 2000 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase capital stock up to a maximum of euro 3.5 million (or about 0.0875% of current capital stock) by issuing 3.5 million shares, nominal value euro 1 per share for no consideration before July 31, 2001 by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code”. On June 21, 2000 and June 7, 2001 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 2 and 1.5 million ordinary shares respectively, to be offered for no consideration to those managers that achieved preset individual and corporate targets in 1999 and 2000.
In application of the 2002 Incentive Plan, Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase the capital stock up to a maximum of euro 1.5 million for no consideration (or about 0.037% of current capital stock) before December 31, 2002 by issuing up to 1.5 million ordinary shares nominal value euro 1 per share, by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code”. On July 2, 2002 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 1.5 million ordinary shares to be offered for no consideration to those managers that achieved preset individual and corporate targets in 2001.
Eni’s Shareholders’ Meeting of May 30, 2003 authorized the Board of Directors to dispose of a maximum of 6.5 million treasury shares (corresponding to about 0.162% of Eni’s share capital) to assign for no consideration in the 2003-2005 three year period to managers of the Group who have achieved corporate preset targets and conferred to the Board of Directors the power to prepare the annual assignment plans. On June 19, 2003 the Board of Directors approved the Stock Grant Plan for 2003 that entails the assignment for no consideration of up to 1.5 million treasury shares (corresponding to about 0.037% of Eni’s share capital) to assignment those managers of the Group who have achieved in 2002 the individual preset targets.
Eni granted 4,317,500 shares of stock (equal to 0.108% of current capital stock) subdivided as follows: (i) in 2000 a total of 1,428,550 shares (fair value of euro 10.38); (ii) in 2001 a total of 1,851,750 shares (fair value of euro 13.71); (iii) in 2002 a total of 1,037,200 shares (fair value of euro 15.96); (iv) in 2003 a total of 1,206,000 shares (fair value 11.20).

2 Does not include listed subsidiaries, which have their own stock grant plans.

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

2003
On June 19, 2003, exercising the power conferred upon it by the Shareholders’ Meeting of May 30, 2002, the Board of Directors approved: (i) the Stock Option Plan for 2003 which provides for the granting of a maximum of 6 million options for the purchase of treasury shares (corresponding to 0.1499% of Eni’s share capital) in a 1 to 1 ratio; (ii) the criteria for the selection of managers that are to participate in the Plan; (iii) regulations for the Plan, and delegated to the Managing Director the selection of the grantees on the basis of such criteria, before December 31, 2003. Options provide to grantees the right to purchase Eni shares after three years from granting at a price corresponding to the higher of the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the option granting and the average prices of treasury shares in portfolio the day before the option granting. In case of: (i) the agreed termination of employment; (ii) the loss of control on the part of Eni of the company where the grantee is employed; (iii) the sale of the company or business unit where the grantee is employed to a company not controlled by Eni; (iv) the death of grantee, the grantee, or his successors, maintain the right to exercise vested options within six months from the event.
The weighted-average remaining contractual life of options outstanding at December 31, 2002 and 2003 is 6.6 and 7.6 years, respectively. All stock options granted are considered fixed.

The following is a summary of stock option activity for years 2001, 2002 and 2003

	2001		2002		2003

	Number	Weighted	Number	Weighted	Number	Weighted
	of shares	average	of shares	average	of shares	average
		exercise		exercise		exercise
(euro)		price (a)		price(a)		price(a)
Options as of January 1	14,369,500	12.992	12,032,000	12.992	3,518,500	15.216
New options granted	-	-	3,518,500	15.216	4,703,000	13.743
Options exercised in the period	-	-	-	-	-	-
Options cancelled in the period	(2,337,500)	-	(12,032,000)	12.992	(59,500)	15.216
Options outstanding as of December 31	12,032,000	12.992	3,518,500	15.216	8,162,000	14.367
of which exercisable at December 31	-	-	42,000	15.216	73,000	14.802

(a)	Below quoted market price.

The fair value of stock options granted during the years ended December 31, 2000, 2002 and 2003 of euro 1.54, 5.39 and 1.50 respectively, were calculated applying the Black-Scholes method and using the following assumptions:

		2000	2002	2003
Risk-free interest rate	(%)	5	3.5	3.16
Expected life	(year)	4.85	8	8
Expected volatility	(%)	28	43	22
Expected dividends	(%)	3	4.5	5.35

The following is a summary of the effect of stock compensation, as required under SFAS 123:

(million euro except per share data)	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
Net income as reported	6,317	5,292	6,296
Pro-forma fair value expense, net of APB 25 expense of euro (7), 0 and 0 million in 2001, 2002 and 2003, respectively	(3)	(3)	(6)
Pro-forma net income	6,314	5,289	6,290
Pro-forma earnings per share	1.61	1.38	1.66

Comprehensive income
U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transactions with shareholders. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

(million euro)	2001	2002	2003
Net income in accordance with U.S. GAAP	6,317	5,292	6,296
Other comprehensive income (loss) for the period gross of income taxes
Fair value of marketable securities	27	19	(2)
Exchange differences from translation of financial statements denominated in currency other than euro	439	(2,001)	(2,136)
Exchange differences from translation in the period and other changes	12	(124)	213
	478	(2,106)	(1,925)
Net comprehensive income for the period according to U.S. GAAP	6,795	3,186	4,371

Income taxes
The following information is presented according to Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.
Domestic and foreign components of pre-tax income are as follows:

(million euro)	2001	2002	2003
Domestic	6,614	4,592	5,307
Foreign	3,716	3,758	4,372
	10,330	8,350	9,679

The provisions for income taxes are as follows:

(million euro)	2001	2002	2003
Current	3,128	3,461	4,009
Deferred	742	(602)	(914)
	3,870	2,859	3,095

The reconciliation of the income tax provision calculated under Italian tax regulation by applying a 34% rate (Irpeg) to pre-tax income and 4.25% (Irap) to net value of production, to the provision for income taxes recorded on a U.S. GAAP basis in the consolidated statements of income is as follows:

reconciliation of the income tax

(million euro)		2001	2002	2003
Income before income tax in accordance with U.S. GAAP		10,330	8,350	9,679
Italian statutory tax rate (state and local)	(%)	41.1	41.4	39.5
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate		4,242	3,453	3,820
Effect of items increasing (decreasing) the Italian statutory tax rate:
- taxation of foreign operations at rates different from Italian statutory tax rate		609	194	318
- taxes on distributable reserves		169	(75)	121
- devaluation/revaluation of deferred tax assets		15	(1)	(13)
- permanent differences		(394)	64	(75)
- effects of tax credits		(240)	(420)	(128)
- net tax effects due to the revaluation of assets (Financial Law 2004)				(417)
- net tax effects due to the applications of Law 448/2001				(497)
- net tax effects due to the applications of Law 342/2000		(375)
- other		(156)	(356)	(34)
		(372)	(594)	(725)
Income taxes in accordance with U.S. GAAP		3,870	2,859	3,095

Permanent differences related to 2001represent mainly the gain recorded in the consolidated financial statements due to the public offering of 40.24% of the share capital of Snam Rete Gas SpA (euro 348 million).

Net deferred tax liabilities

Net deferred tax liabilities under U.S. GAAP, represented by net deferred taxes recorded under “Reserve for taxes” (euro 5,782 million), less deferred tax assets recorded under “Other assets” (euro 1,785 million) amounted to euro 3,997 million (euro 4,060 million as of December 31, 2002).
The tax effects of significant temporary differences causing the tax liabilities are as follows:

Net deferred tax liabilities

(million euro)	Dec. 31, 2002	Dec. 31, 2003
Deferred taxes liabilities:
- accelerated depreciations	3,710	4,021
- distributable reserves subject to taxes in case of distribution	2,236	2,437
- excess cost paid for the acquisition of consolidated investments	847	1,245
- successful-efforts accounting	626	451
- capitalization of interest expense	248	250
- reserves for uncollectible receivables	134	150
- release of excess contingency reserves	104	89
- gains taxable in the future	82	62
- other	503	292
	8,490	8,997
Deferred tax assets:
- accruals for doubtful accounts and contingencies	(1,837)	(1,858)
- revaluation of assets in accordance with Law 342/2000	(1,840)	(1,474)
- tax loss carryforwards	(1,502)	(1,350)
- investments revaluation in accordance with Law 292/1993 and the allocation
of the merger difference arising from the merger of Agip SpA into Eni SpA	(843)	(818)
- losses of investments and subsidiaries in excess of currently allowable tax deductions	(559)	(644)
- revaluation of fixed assets with Law 448/2001		(628)
- writeoffs of assets deductable in the future	(337)	(326)
- future deductable amortization	(383)	(272)
- other	(452)	(773)
	(7,753)	(8,143)
Less:
- valuation allowance	3,323	3,143
	(4,430)	(5,000)
Net deferred tax liabilities	4,060	3,997

The valuation allowance relates to deferred tax assets of euro 3,143 million (euro 3,323 million at December 31, 2002) of consolidated companies whose expected future fiscal profits are not considered sufficient for the utilization of these assets.

Tax loss carryforwards
The difference in gross tax loss carryforwards between Italian GAAP and U.S. GAAP relates to the companies which are consolidated under Italian GAAP, but excluded from consolidation according to U.S. GAAP.

Acquisition of Italgas SpA
Eni’s acquisition of an additional interest in Italgas during 2003 was a significant element in Eni’s strategy of expanding in the gas segment. Such strategy is based on management’s expectation for the natural gas segment in Italy and Europe. In addition, is is correlated with the Italian regulation following Legislative Decree No. 164/2000 (see “Concentrations and certain significant estimates - Gas & Power”). Eni’s strategy in the natural gas segment expects: (i) an increasing focalization on production, supply and commercialisation activities with a progressive reduction in the regulated activities; (ii) the valorization of Italian sales by the optimization of the portfolio of clients relating to the maximum dimensional level of the Legislative Decree No. 164/2000; (iii) the development in the European markets with an interesting prospective for the possibility of increase and profit (Iberian Peninsula, Turkey and Germany) by taking advantage of the integrated knowledge owned by Eni in the natural gas activities.
In January 2003, Eni completed the acquisition of an additional 56.04% of Italgas SpA (Italgas) for cash consideration of euro 2,569 million. At December 31, 2002, Eni owned 43.96% of Italgas, which was consolidated on a line-by-line basis under Italian GAAP, while it was accounted for under the equity method under U.S. GAAP. Italgas was fully consolidated for U.S. GAAP purposes in 2003 as a result of Eni’s acquisition of the additional interest.
Under U.S. GAAP the acquisition of Italgas has been accounted for in accordance with SFAS 141. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of acquisition. Fair values were determined based on third party appraisals and management’s estimates.
U.S. GAAP goodwill in the amount of euro 941 million resulted from the purchase price allocation. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the Italgas SpA acquisition:

Acquisition of Italgas SpA

(million euro)
Cash paid for stock purchased	2,569
Allocation of purchase price for assets acquired
Fixed assets	2,163
Goodwill	941
Investments	293
Portfolio of clients	112
Deferred tax	(562)
Other assets and liabilities	(378)
Total allocation of purchase price	2,569

Investments
At December 31, 2003, investments of euro 4,015 million include Saipem SpA, which is publicly listed on the Italian Stock Exchange. At December 31, 2002, investments of euro 3,900 million include shares of Italgas SpA and Saipem SpA, which are publicly listed on the Italian Stock Exchange.
The following information includes their fair value:

	Eni’s number	Equity ratio	Share price	Market value
	of shares	(%)	(euro)	(milion euro)
December 31, 2002
Italgas SpA	153,236,124	43.97	12.96	1,986
Saipem SpA	189,423,307	43.00	6.35	1,203
				3,189
December 31, 2003
Saipem SpA	189,423,307	43.00	6.459	1,223

In 2003, Saipem SpA is included in the consolidation under Italian GAAP, while, under U.S. GAAP, it is valued under the equity method. In 2002 Italgas SpA and Saipem SpA were included in the consolidation under Italian GAAP, while, under U.S. GAAP, they were valued under the equity method.
Information about these investments, representing a 100% share of the companies, is as follows:

(million euro)		Dec. 31, 2002	Dec. 31, 2003
Total assets		10,234	5,098
Total liabilities		6,886	3,584

(million euro)	2001	2002	2003
Net sales from operations	5,533	6,385	4,217
Operating income	714	835	358
Net income	227	587	254

Concentrations and certain significant estimates
The following information is presented according to Statement of Position 94-6 “Disclosures of Certain Significant Risks and Uncertainties”.

Nature of operations
Eni is an integrated energy company operating in the oil and gas, electricity generation, petrochemicals and oilfield services and engineering industries.

EXPLORATION & PRODUCTION: through Exploration & Production Division and subsidiaries, Eni engages in hydrocarbon exploration and production in Italy, North Africa (Algeria, Egypt, Libya and Tunisia), West Africa (Angola, Congo and Nigeria), the North Sea (Norway and the United Kingdom), Latin America (Venezuela and Ecuador), the former Soviet Union countries, mainly Kazakhstan, the United States (mainly in the Gulf of Mexico) and Asia (mainly Iran, Indonesia and Pakistan). In 2003 approximately 70% of oil production sold was supplied to Eni’s Refining & Marketing segment and approximately 40% of natural gas production sold was supplied to Eni’s Gas & Power segment.
Eni owns a storage system made up by a number of depleted fields used for the modulation of supply in accordance with seasonal swings in demand (natural gas is stored in the summer and used in the winter), as strategic reserve to ensure supply and to support domestic production through mineral storage. Storage assets are owned by Stoccaggi Gas Italia (Eni 100%), a company constituted in accordance with Law Decree No. 164 of May 23, 2000 that introduced laws for the liberalization of the Italian natural gas market.

GAS & POWER: Eni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy through its Gas & Power Division, which was constituted by the incorporation of Snam SpA into Eni SpA in 2002, and through certain subsidiaries. Approximately 80% of total purchases for primary distribution are purchased from foreign sources (primarily Algeria, Russia, The Netherlands and Norway) under long-term contracts, which contain take-or-pay provisions, and transported to Italy through a network of over 3,700 kilometers international pipelines of which Eni owns the transmission rights. The remaining purchases for primary distribution in Italy are obtained principally from domestic gas of Eni’s Exploration & Production segment. Through an approximately 30,000-kilometer long network (corresponding to 96% of the Italian domestic natural gas network), Eni supplies natural gas to residential and commercial users (civil market), industrial users and the thermoelectric segment. Snam Rete Gas (Eni 59.12%), that was constituted in accordance with Law Decree No. 164/2000, owns the pipelines network used by Eni. Snam Rete Gas, a company listed on the Italian stock exchange, engages in natural gas transportation activities also for other operators of the segment. Through Italgas (Eni 100%), the largest retail gas distribution company in Italy, Eni engages in local gas distribution segment – retail supply and urban civil and commercial distribution. Eni also participates in local distribution outside Italy, in Argentina through Distribuidora de Gas Guyana, in Hungary through Tigaz and Tigaz 2 and in Slovenia through Adriaplin Doo.
Legislative Decree No. 164 of May 23, 2000 introduced laws for the liberalization of the Italian natural gas market with great impact on Eni’s activities, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:

-	total free market after 2003;
-
until December 31, 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, by 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network. This percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of losses and own consumption;

-	tariffs for transport, dispatching, storage, use of LNG terminals and local network distribution are set by Authority for Electricity and Gas;
-	third parties will be allowed to access the regulated transmission system.
Eni through EniPower SpA (Eni 100%) and subsidiaries is engaged in generation and sale of electricity with a capacity of 1,930 megawatts through the power plants in Livorno, Taranto, Mantova, Ravenna, Brindisi and Ferrera Erbognone and a generation of about 5.55 terawatthours and approximately 30% of this is used for internal consumption. EniPower manages the electrical development opportunities. The demand for gas and fuel oils of EniPower’s stations is met by Eni supplies.

REFINING & MARKETING: Eni, through its Refining & Marketing Division, which was constituted by the incorporation of AgipPetroli SpA in Eni SpA in 2002 and certain subsidiaries, engages in petroleum refining and marketing activities primarily in Italy, Europe and South America. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately 50% of crude oil sold is purchased from producing countries pursuant to purchase contracts (28%) and in international spot markets (20%), while the remainder is obtained from Eni’s Exploration & Production segment. Approximately 50% of the purchased crude oil is traded.

PETROCHEMICALS: through Polimeri Europa SpA and subsidiaries (Eni 100%), Eni engages in manufacturing of olefins, aromatics, intermediate products, styrene and elastomers. Eni’s petrochemicals production is concentrated in Italy, the other operations being primarily in Western Europe. Approximately 30% of the oil-based feedstock requirements used by petrochemical plants are supplied by Eni’s Refining & Marketing segment.

OILFIELD SERVICES CONTRRUCTION AND ENGINEERING: through Saipem SpA (Eni 43%), a company listed on the Italian stock exchange, and its subsidiaries, Eni is engaged in construction and drilling services to customers in the oil and gas industries. Through Snamprogetti SpA (Eni 100%) and subsidiaries, Eni is a leading provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At December 31, 2003 approximately 10% of the order backlog of Eni’s Oilfield Services, Construction and Engineering segment related to orders from Eni Group companies.

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

Changes in accounting principles
As of January 1, 2003, Eni SpA adopted the Statement of Financial Accounting Standards No. 143 (SFAS 143), “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligations (ARO) in the period when it is incurred (typically at the time the asset is installed at the productions location). When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plants and equipment. Over time, the liabilities are increased for the change in their present value each period, and the initial capitalized costs will be depreciated over the useful lives of the related assets. The recognized liability amounts are based upon future retirement cost estimates and incorporate many assumptions such as expected recoverable quantities of crude oil and natural gas, time to abandonment, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.
No significant legal obligations to retire refining, transportation, marketing (downstream) and chemical long-lived assets generally were recognized, as indeterminate settlement dates for the asset retirements prevented estimation of the fair value of the associated ARO. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.
The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs. Upstream costs were previously accrued ratably over the productive lives of the assets in accordance with Statement of Financial Accounting Standards No. 19 (SFAS 19), “Financial Accounting and Reporting by Oil and Gas Producing Companies”.
The transition adjustment related to adopting SFAS 143 on January 1, 2003, was recognized as a cumulative effect of a change in accounting principle. The cumulative effect of adopting SFAS 143 increased net income by euro 198 million (after reduction of income taxes of euro 207 million). At the time of adoption, net fixed assets increased by euro 403 million, reserves for contingencies decreased by euro 2 million, and deferred and other non-current income tax liabilities increased by euro 207 million. Other than the cumulative effect net charge, the effect of SFAS 143 on net income in 2003 was an incremental charge of euro 53 million after tax, as compared to the result that would have been recorded under SFAS 19 accounting.

Changes in asset retirement obligations during the year were:

Changes in asset retirement obligations
(million euro)	Pro-forma 2002 (a)	2003
Asset retirement obligations as of January 1	2,096	1,923
Accretion of discount	89	102
New obligations incurred during 2003		52
Spending on existing obligations		(21)
Property dispositions		(20)
Foreign currency translation	(335)	(155)
Revisions of previous estimates		32
Other adjustments	73	37
Asset retirement obligations as of December 31	1,923	1,950

(a)	Pro-forma data as if SFAS 143 had been adopted on January 1, 2002. If adopted, income before cumulative effect of changes in accounting principles for 2002 would have been increased by euro 2 million and earnings per share would have been the same.

Recent accounting pronouncements

FIN 46 and FIN 46-R
In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”. FIN 46 introduces a new concept of a variable interest entity (“VIE”). A VIE is an entity that meets any of the following criteria: (i) it has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties; (ii) the equity owners do not have the ability to make significant decisions about the entity's activities through voting or similar rights; (iii) the equity owners do not have an obligation to absorb the entity's expected losses, or (iv) the equity owners do not have the right to receive the entity's expected residual returns. FIN 46 is effective immediately for all new VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN 46 will be effective for the company as of January 1, 2004. The disclosure requirements of FIN 46 are effective for our 2003 financial statements regardless of the date the VIE was created.
In December 2003 the Financial Accounting Standards Board issued FASB Interpretation No. 46-R, Consolidation of Variable Interest Entities Revised. FIN 46-R modifies the scope exceptions provided in FIN 46, specifically related to the entities that meet the revised definition of a business, or would result in the consolidation of a government entity. Early adoption of FIN 46-R related to entities created after January 31, 2003 is permitted.
The Company has decided not to early adopt FIN 46-R and has implemented the provisions of FIN 46 as it relates to any potential VIEs created after January 31, 2003. There were no impacts upon the initial adoption of the provisions of FIN 46 with respect to Eni entities created after January 31, 2003. For VIEs created prior to February 1, 2003, Eni shall apply the provisions of FIN 46 during fiscal year 2004, and Eni is in the process of reviewing its investment portfolio, including associated companies, as well as other arrangements to determine whether Eni is the primary beneficiary of any VIEs. Eni presently cannot predict whether or not the application of FIN 46 to VIEs created prior to February 1, 2003 will have a material impact on Eni's financial position or operating results.

Introduction of international accounting standards

As a consequence of the coming into force of European Regulation No. 1606/2002 of the European Parliament and European Council of July 19, 2002 (“Regulation”), starting in 2005 companies with securities listed on regulated markets of EU member states are required to prepare their consolidated financial statements in accordance with international accounting standards (“IAS”).

In order to comply with the requirements of this Regulation, from July 2002 Eni started its program for implementing IASs by creating study groups on specific issues, made up of Eni SpA and Eni Group companies employees, entrusted with the task to define a proposal for the revision of Group accounting rules, highlight the differences with current policies for Italian GAAP and U.S. GAAP and provide support to the analysis of the effects of the adoption of IAS on information systems. Study groups addressed the provisions of current IASs and the main changes contained in the draft review of International Accounting Standards.

In December a proposal for the review of Group accounting rules concerning the most significant items of financial statements was defined, which is currently under further scrutiny in consideration of recent IASB interpretations.

Within each Division/Sector-head company a manager has been entrusted with the responsibility to monitor the impact on operations, identify the necessary changes to administrative processes and information systems and share individual solutions identified with the rest of the Group. Eni also intends to carry out training sessions for disseminating information on the most relevant consequences of the application of international standards, on possible operating problems and for sharing the solutions agreed. The introduction of new standards is facilitated by the experience gained by Eni in the application of U.S. GAAP.

As compared to currently applied accounting rules, the innovative aspects are: (i) the recognition of charges to risk and contingency reserves on the basis of the present value of expected expenses when the passing of time (accretion) is relevant; (ii) the use of actuarial techniques for the evaluation of employee termination indemnities; (iii) the elimination of the Lifo criterion for the evaluation of inventories; (iv) the fact that, as in U.S. GAAP, goodwill is not amortized but tested for impairment at least annually, at the level of the smallest cash generating unit, by comparing book value and market value (draft standard on business combinations); (v) the adoption of fair value in the evaluation of investments in companies that are neither subsidiaries nor affiliates.

With specific reference to exploration and production activities, no discontinuity is evidenced with current criteria, as current IASs do not apply to recognition and evaluation criteria. In January 2004, IASB published a draft accounting standard “Exploration for and evaluation of mineral resources” which allows to maintain current criteria for recognizing and evaluating exploration costs (e.g. geological and geophysical studies; acquisition of exploration permits; exploration wells, etc.), including their recognition as assets (so called exploration and evaluation assets).

With reference to financial instruments, serious uncertainties exist on the recognition and evaluation criteria applicable from 2005. In particular, the European Commission, in its Regulation No. 1725 of September 29, 2003, did not adopt IAS 32 “Financial instruments: disclosure and presentation”, IAS 39 “Financial instruments: recognition and measurement” and their respective interpretations; the updated versions of these principles, issued in December 2003 by the IASB, are under review.

At the date of transition to the new standards, corresponding to the first period to be compared (in Eni's case January 1, 2004) accounts are prepared that: (i) recognize only all the assets and liabilities defined as such by the new standards and (ii) classify and evaluate assets and liabilities with the values that would have been determined if the new standards had been applied from the initial recognition. The effect of the adjustment of initial balances of assets and liabilities to the new standards is recognized under net equity.
The retroactive adoption of IAS may be subject to derogation if it causes costs higher than the benefits it produces in terms of information or to prohibitions if it entails a high degree of discretionary power in evaluation. Derogations and prohibitions are expressly stated in the EU regulation that also defines the applicable treatment.

    Subsequent events

The main subsequent events occurred are as follows:

• at the end of March 2004, Eni sold 9.054% of the share capital of Snam Rete Gas SpA, recognizing a material gain on disposal and material proceeds. Proceeds will be recognized in the cash flow for the second quarter of 2004;

• in April 2004 Eni signed an agreement with the Portuguese Government for the reorganization of Galp Energia (Eni’s interest 33.34%). Under the agreement Eni concentrates its activities in the natural gas sector through a 49% interest in Gas de Portugal (indirectly owned through Galp Energia) and exits the segment of refining and marketing of refined products in Portugal. Gas de Portugal will be managed jointly with Electricidade de Portugal, the other shareholder with a 51% interest; the natural gas transmission network owned by Gas de Portugal will be sold to a state-owned Portuguese company. The finalization of Eni sale of stake in Galp Energia and its purchase of a 49% stake in Gas de Portugal is subject to authorization from the European antitrust authority; in a second stage the sale of regulated assets owned by Gas de Portugal will be submitted to the Portoguese antitrust authority. When finalized, this transaction will provide Eni net cash proceeds of euro 667 million. See “Item 4 - Information on the company - Gas & Power”.

• in February 2004, under the North Caspian Sea PSA (Eni is operator with a 16.67% interest), the development plan of the Kashagan oil field located in the Kazakh section of the Caspian Sea was approved by the relevant Kazakh Authorities. The approved development plan consists of multiple phases; management expects production to start in 2008. Total planned capital expenditure is estimated at U.S. dollar 29 billion, being Eni’s share in the range of U.S. dollar 5 billion.

Supplemental oil and gas information for the exploration and production activities (unaudited)
The following information is presented in accordance with the Statement of Financial Accounting Standards No. 69, “Disclosures about Oil & Gas Producing Activities”. Amounts related to minority interests are not significant.

Capitalized costs
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.

Capitalized costs

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At December 31, 2002
Proved mineral interests (a)	8,030	6,782	6,377	8,112	5,638	34,939
Unproved mineral interests		527	130	684	1,593	2,934
Support equipment and facilities	251	43	174	49	51	568
Incomplete wells and other	773	889	795	147	1,958	4,562
Gross capitalized costs	9,054	8,241	7,476	8,992	9,240	43,003
Accumulated depreciation, depletion and amortization	(5,427)	(4,090)	(4,048)	(4,192)	(2,262)	(20,019)
Net capitalized costs	3,627	4,151	3,428	4,800	6,978	22,984
At December 31, 2003
Proved mineral interests (a)	8,766	6,103	6,141	8,291	6,389	35,690
Unproved mineral interests		329	83	696	1,272	2,380
Support equipment and facilities	262	594	208	32	51	1,147
Incomplete wells and other	826	1,254	1,098	223	1,413	4,814
Gross capitalized costs	9,854	8,280	7,530	9,242	9,125	44,031
Accumulated depreciation, depletion and amortization	(6,186)	(3,799)	(3,785)	(4,252)	(2,657)	(20,679)
Net capitalized costs (b)	3,668	4,481	3,745	4,990	6,468	23,352

(a)	Includes capitalized costs for wells and facilities related to proved reserves.
(b)	Includes euro 385 million for the adoption of SFAS 143 “Accounting for asset retirement obligations”. The amount has been allocated to the following items:
Proved mineral interest euro 1,119 million and Accumulated depreciation, depletion and amortization euro 734 million.

Cost incurred

Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities.

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 2001
Proved property acquisitions	14	503		1,411	1,254	3,182
Unproved property acquisitions		438		495	704	1,637
Exploration	89	139	97	166	598	1,089
Development	600	498	698	328	1,337	3,461
Total costs incurred (a)	703	1,578	795	2,400	3,893	9,369
Year ended December 31, 2002
Proved property acquisitions				104	24	128
Unproved property acquisitions				22	167	189
Exploration	69	116	203	84	430	902
Development	440	724	986	316	1,622	4,088
Total costs incurred	509	840	1,189	526	2,243	5,307
Year ended December 31, 2003
Proved property acquisitions				308	8	316
Unproved property acquisitions				125	6	131
Exploration	67	80	138	125	243	653
Development (b)	449	1,106	1,268	286	1,454	4,563
Total costs incurred (c)	516	1,186	1,406	844	1,711	5,663

(a)
Includes costs for the acquisition of Lasmo Plc of euro 5,084 million, net of the related gross-up for deferred taxes (SFAS 109 “Accounting for Income taxes”) of euro 974 million.
The amount has been allocated to the following items: (i) Proved property acquisitions euro 3,115 million, (ii) Unproved property acquisitions euro 1,637 million,
(iii) Exploration euro 332 million.

(b)	Includes euro 84 million of costs capitalized during 2003 for assets retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”
(c)

Includes costs for the acquisition of Fortum AS of euro 434 million, net of the related gross-up for deferred taxes (SFAS 109 “Accounting for Income taxes”) of euro 514 million.
The amount has been allocated to the North Sea area as follows: (i) Proved property acquisitions euro 308 million, (ii) Unproved property acquisitions euro 109 million,
(iii) Exploration euro 17 million.

Results of operations from oil and gas producing activities
Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated to such activities. These amounts do not include any allocation of interest expense or corporate overhead or amortization of goodwill and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni's share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni's PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni's share of oil and gas production.

Results of operations from oil and gas producing activities

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total
Year ended December 31, 2001
Revenues:
- sales to affiliates	3,160	1,440	1,807	1,265	322	7,994
- sales to unaffiliated entities	140	1,181	169	1,250	1,271	4,011
Total revenues	3,300	2,621	1,976	2,515	1,593	12,005
Operations costs	(327)	(337)	(221)	(495)	(270)	(1,650)
Production taxes	(152)	(124)	(256)	(27)	(36)	(595)
Exploration expenses	(77)	(104)	(70)	(51)	(326)	(628)
D.D. & A. and abandonment expense	(474)	(417)	(315)	(704)	(612)	(2,522)
Other income and (expenses)	(87)	(129)	(129)	(79)	(214)	(638)
Pretax income from producing activities	2,183	1,510	985	1,159	135	5,972
Estimated income taxes	(877)	(605)	(628)	(672)	(136)	(2,918)
Results of operations from E&P activities	1,306	905	357	487	(1)	3,054
Year ended December 31, 2002
Revenues:
- sales to affiliates	2,871	1,673	1,856	1,748	281	8,429
- sales to unaffiliated entities	253	1,226	186	695	1,414	3,774
Total revenues	3,124	2,899	2,042	2,443	1,695	12,203
Operations costs	(218)	(352)	(317)	(490)	(237)	(1,614)
Production taxes	(138)	(110)	(210)	(20)	(47)	(525)
Exploration expenses	(80)	(71)	(116)	(117)	(294)	(678)
D.D. & A. and abandonment expense (a)	(528)	(532)	(390)	(863)	(758)	(3,071)
Other income and (expenses)	(258)	(186)	(122)	(47)	(183)	(796)
Pretax income from producing activities	1,902	1,648	887	906	176	5,519
Estimated income taxes	(751)	(852)	(578)	(445)	(83)	(2,709)
Results of operations from E&P activities	1,151	796	309	461	93	2,810
Year ended December 31, 2003
Revenues:
- sales to affiliates	2,609	1,469	1,946	1,913	345	8,282
- sales to unaffiliated entities	153	1,188	164	822	1,595	3,922
Total revenues	2,762	2,657	2,110	2,735	1,940	12,204
Operations costs	(222)	(316)	(283)	(446)	(235)	(1,502)
Production taxes	(136)	(97)	(235)	(11)	(79)	(558)
Exploration expenses	(89)	(70)	(113)	(96)	(276)	(644)
D.D. & A. and abandonment expense (a)	(458)	(420)	(377)	(759)	(734)	(2,748)
Other income and (expenses)	(170)	(264)	(121)	14	(289)	(830)
Accretion expense (SFAS 143) (b)	(37)	(5)	(14)	(42)	(4)	(102)
Pretax income from producing activities	1,650	1,485	967	1,395	323	5,820
Estimated income taxes	(629)	(788)	(617)	(750)	(111)	(2,895)
Results of operations from E&P activities	1,021	697	350	645	212	2,925

(a)	Includes assets impairments amounting to euro 227 million in 2002 and euro 210 million in 2003.
(b)	Represents the financial effect of the passage of time relating to Eni's future asset retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

Average sales prices and production costs per unit of production

	Italy	North Africa	West Africa	North Sea	Rest of World	Total

2003
Average sales prices:
Oil and condensates, per BBL	$ 24.24	$ 27.14	$ 27.60	$ 28.37	$ 21.53	$ 26.29
Natural gas, per kCF	4.65	2.86	0.53	3.11	3.18	3.56
Average production costs, per BOE (1)	3.77	3.70	6.21	4.19	3.26	4.16

2002
Average sales prices:
Oil and condensates, per BBL	$ 22.39	$ 23.49	$ 23.62	$ 23.97	$ 18.90	$ 22.81
Natural gas, per kCF	3.73	2.83	0.42	2.46	2.90	3.08
Average production costs, per BOE (1)	2.97	3.44	5.75	4.37	2.94	3.83

2001
Average sales prices:
Oil and condensates, per BBL	$ 19.78	$ 22.39	$ 22.34	$ 23.87	$ 17.86	$ 21.81
Natural gas, per kCF	4.06	2.80	0.51	2.60	3.24	3.39
Average production costs, per BOE (1)	2.87	3.65	5.10	4.45	3.50	3.85

(1)	Calculated net of volumes of natural gas consumed in operations. Natural gas was converted to oil-equivalent at 5,800 CF = 1 BBL for natural gas produced outside Italy and at 5,600 CF = 1 BBL for natural gas produced in Italy .

Oil and natural gas reserves
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves exclude royalties and interests owned by others.
Proved developed reserves are proved reserves that can be estimated to be recovered through existing wells with existing equipment and operating methods.
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.
Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
The estimates of Eni's reserve quantities have been prepared in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped, at December 31, 2000, 2001, 2002 and 2003 are based on data prepared by Eni.
Eni operates under Production Sharing Agreements (PSAs) in several of the foreign jurisdictions where it has oil and gas exploration and production activities. In countries where Eni operates under PSAs, proved reserves are shown in accordance with Eni's economic interest (pursuant to PSA contract terms) in the oil and gas reserve quantities estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni's share of production, and Eni's net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represents 46% , 43% and 41% of total proved reserves as of year-end 2003, 2002 and 2001, respectively, on an oil-equivalent basis.
Proved reserves include the volume of natural gas used for own consumption and volumes of natural gas held in certain Eni storage fields in Italy . Proved reserves attributable to these fields include: (i) the residual natural gas volumes of the reservoirs; (ii) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when it is sold to third parties.
Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition, changes in oil and natural gas prices could have an effect on the quantities of Eni's proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. Reserves estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2001, 2002 and 2003.

Crude oil (Including Condensates and Natural Gas Liquids)
(million barrels)	Italy	North Africa	West Africa	North Sea	Rest of World	Total
Proved oil Reserves
Reserves at December 31, 2000 (1)	296	1,039	934	455	698	3,422
(1) Eni's share of equity method investees' proved oil reserves as at December 31, 2000 (Lasmo Plc)
Purchase of Minerals in Place		118		120	248	486
Revisions of Previous Estimates	29	79	91	37	20	256
Improved Recovery		11	16	6		33
Extensions and Discoveries	9	8	21	8	24	70
Production	(25)	(84)	(81)	(74)	(50)	(314)
Sales of Minerals in Place			(5)			(5)
Reserves at December 31, 2001	309	1,171	976	552	940	3,948
Purchase of Minerals in Place				13	12	25
Revisions of Previous Estimates	2	(31)	112	4	(33)	54
Improved Recovery		14	1			15
Extensions and Discoveries	11	10	14	18	104	157
Production	(30)	(92)	(81)	(77)	(54)	(334)
Sales of Minerals in Place	(37)			(12)	(33)	(82)
Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783
Purchase of Minerals in Place				86		86
Revisions of Previous Estimates	21	51	59	52	153	336
Improved Recovery		15	16			31
Extensions and Discoveries	6	32	28		214	280
Production	(30)	(90)	(87)	(86)	(64)	(357)
Sales of Minerals in Place				(21)		(21)
Reserves at December 31, 2003	252	1,080	1,038	529	1,239	4,138

Proved Developed Oil Reserves
Reserves at December 31, 2000 (1)	144	650	487	303	189	1,773
Reserves at December 31, 2001	171	685	539	476	443	2,314
Reserves at December 31, 2002	168	610	554	426	483	2,241
Reserves at December 31, 2003	173	640	560	464	610	2,447
(1) Eni's share of equity method investees' proved developed oil reserves as at December 31, 2000 (Lasmo Plc)						56

Natural gas

(billion cubic feet)	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total
Proved Natural Gas Reserves
Reserves at December 31, 2000 (1)	6,125	5,152	922	1,418	1,155	14,772
(1) Eni's share of equity method investees' proved natural gas reserves as at December 31, 2000 (Lasmo Plc)						501
Purchase of Minerals in Place	17			501	1,093	1,611
Revisions of Previous Estimates	(37)	539	12	148	833	1,495
Extensions and Discoveries	66	1	18	4	202	291
Production	(531)	(183)	(27)	(175)	(177)	(1,093)
Sales				(4)		(4)
Reserves at December 31, 2001	5,640	5,509	925	1,892	3,106	17,072
Purchase of Minerals in Place				87		87
Revisions of Previous Estimates	21	257	8	115	1,238	1,639
Extensions and Discoveries	105	9	636	74	223	1,047
Production	(456)	(212)	(36)	(201)	(228)	(1,133)
Sales	(15)			(68)		(83)
Reserves at December 31, 2002	5,295	5,563	1,533	1,899	4,339	18,629
Purchase of Minerals in Place	10			425	8	443
Revisions of Previous Estimates	(768)	(123)	172	139	325	(255)
Extensions and Discoveries	84	242			100	426
Production	(455)	(215)	(49)	(229)	(276)	(1,224)
Sales				(11)		(11)
Reserves at December 31, 2003	4,166	5,467	1,656	2,223	4,496	18,008
Proved Developed Natural Gas Reserves
Reserves at December 31, 2000 (1)	4,012	1,009	595	810	649	7,075
Reserves at December 31, 2001	3,665	1,103	584	1,721	1,221	8,294
Reserves at December 31, 2002	3,397	1,084	863	1,727	1,283	8,354
Reserves at December 31, 2003	2,966	962	866	2,075	3,355	10,224
(1) Eni's share of equity method investees' proved developed natural gas reserves as at December 31, 2000 (Lasmo Plc)						329

(a)	Including approximately 783, 728, 779 and 747 billions of cubic feet of natural gas held in storage at December 31, 2000, 2001, 2002 and 2003 respectively.

Standardized measure of discounted future net cash flows
Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future cash flows as of December 31, 2001, 2002 and 2003 include annual revenue payments from Eni's Gas & Power segment and other transport and distribution gas companies which represent payments for modulation services to support demand delivery capability. Such capability is provided through utilization of gas withdrawn from producing fields and injected into depleted gas fields as storage.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni's proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

Cash flows
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total
At December 31, 2001
Future cash inflows	32,310	37,780	20,154	17,444	20,715	128,403
Future production costs	(5,344)	(10,941)	(5,779)	(4,466)	(5,073)	(31,603)
Future development and abandonment costs	(2,577)	(5,284)	(3,194)	(1,593)	(2,607)	(15,255)
Future net inflow before income tax	24,389	21,555	11,181	11,385	13,035	81,545
Future income tax	(8,918)	(9,258)	(6,374)	(5,584)	(3,119)	(33,253)
Future net cash flows	15,471	12,297	4,807	5,801	9,916	48,292
10% discount factor	(6,925)	(6,612)	(1,992)	(1,611)	(4,381)	(21,521)
Standardized measure of discounted future net cash flows	8,546	5,685	2,815	4,190	5,535	26,771
At December 31, 2002
Future cash inflows	32,809	41,797	29,242	19,645	26,500	149,993
Future production costs	(4,367)	(10,354)	(6,795)	(4,748)	(4,310)	(30,574)
Future development and abandonment costs	(2,755)	(3,880)	(2,706)	(1,523)	(2,459)	(13,323)
Future net inflow before income tax	25,687	27,563	19,741	13,374	19,731	106,096
Future income tax	(8,885)	(12,164)	(11,320)	(7,598)	(5,593)	(45,560)
Future net cash flows	16,802	15,399	8,421	5,776	14,138	60,536
10% discount factor	(7,471)	(7,411)	(3,534)	(1,577)	(6,063)	(26,056)
Standardized measure of discounted future net cash flows	9,331	7,988	4,887	4,199	8,075	34,480
At December 31, 2003
Future cash inflows	24,641	36,484	25,074	19,590	28,505	134,294
Future production costs	(3,879)	(7,868)	(5,847)	(5,458)	(4,763)	(27,815)
Future development and abandonment costs	(2,080)	(3,762)	(2,005)	(1,084)	(2,575)	(11,506)
Future net inflow before income tax	18,682	24,854	17,222	13,048	21,167	94,973
Future income tax	(6,113)	(10,296)	(8,979)	(7,614)	(6,073)	(39,075)
Future net cash flows	12,569	14,558	8,243	5,434	15,094	55,898
10% discount factor	(5,056)	(6,646)	(3,130)	(1,872)	(7,930)	(24,634)
Standardized measure of discounted future net cash flows	7,513	7,912	5,113	3,562	7,164	31,264

Changes in standardized measure of discounted future net cash flows
The following table reflects the changes in standardized measure of discounted future net cash flows for the years 2001, 2002 and 2003.

Changes in standardized measure of discounted future net cash flows
(million euro)	2001	2002	2003
Beginning of year	32,701	26,771	34,480
Increase (Decrease):
- sales, net of production costs	(9,760)	(10,064)	(10,144)
- net changes in sales and transfer prices, net of production costs	(16,754)	18,936	(1,050)
- extensions, discoveries and improved recovery, net of future production and development costs	1,027	1,810	1,855
- changes in estimated future development and abandonment costs	(2,527)	(2,697)	(3,576)
- development costs incurred during the period that reduced future development costs	3,342	4,287	4,864
- revisions of quantity estimates	3,397	1,715	2,348
- accretion of discount	5,628	4,279	5,585
- net change in income taxes	5,618	(9,318)	105
- purchase of reserves in-place	4,443	387	1,488
- sale of reserves in-place	(34)	(646)	(222)
- changes in production rates (timing) and other	(310)	(980)	(4,469)
Net increase (decrease)	(5,930)	7,709	(3,216)
End of year	26,771	34,480	31,264