Form 20-F
period 2004-12-31
ENI SPA
filed 2005-06-24
CIK 1002242

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
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

Ordinary shares of euro 1 each	4,004,424,476

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

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
Exchange Controls
Taxation
Documents on Display
Item 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II
Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Item 15.	CONTROLS AND PROCEDURES
Item 16.
16 A	Board of Statutory Auditors Financial Expert
16 B	Code of Ethics
16 C	Principal Accountant Fees and Services
16 D	Exemptions from the Listing Standards for Audit Committees
16 E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III
Item 17.	FINANCIAL STATEMENTS (*)
Item 18.	FINANCIAL STATEMENTS (**)
Item 19.	EXHIBITS

(*)	Omitted pursuant to General Instructions for Form 20-F.
(**)	The Registrant has responded to Item 18 in lieu of responding to Item 17.A

Certain disclosures contained herein including, without limitation, information appearing in "Item 4 – Information on the Company", and in particular "Item 4 – Exploration & Production", "Item 5 – Operating and Financial Review and Prospects" and "Item 11 – Qualitative and Quantitative Disclosures about Market Risk" contain forward-looking statements regarding future events and the future results of Eni that are based on current expectations, estimates, forecasts, and projections about the industries in which Eni operates and the beliefs and assumptions of the management of Eni. Eni may also make forward-looking statements in other written materials, including other documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). In addition, Eni's senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements with regard to management objectives, trends in results of operations, margins, costs, return on capital, risk management and competition are forward looking in nature. Words such as ‘expects', ‘anticipates', ‘targets', ‘goals', ‘projects', ‘intends', ‘plans', ‘believes', ‘seeks', ‘estimates', variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni's actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Report under the section entitled "Risk Factors" and elsewhere. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the SEC.

CERTAIN DEFINED TERMS

In this Form 20-F, the term "Eni" refers to Eni SpA and its consolidated subsidiaries and, unless the context otherwise requires, their respective predecessor companies. All references to "Italy" or the "State" are references to the Republic of Italy, all references to the "Government" are references to the government of the Republic of Italy. For definitions of certain oil and gas terms used herein and certain conversions, see "Certain Oil and Gas Terms" and "Conversion Table".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, the financial information contained herein has been prepared in accordance with Eni Group accounting policies which are in accordance with principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri or, in the absence thereof and if applicable, the International Accounting Standards Board (collectively, "Italian GAAP"). For further details see Note 2 to the Consolidated Financial Statements. As described in Note 27 to the Consolidated Financial Statements, Italian GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Unless otherwise indicated, any reference herein to "Consolidated Financial Statements" is to the Consolidated Financial Statements of Eni (including the Notes thereto) included herein.

Unless otherwise specified or the context otherwise requires, references herein to "dollars", "$", "US dollars" and "US $" are to the currency of the United States and references to "euro" and "€" are to the currency of the European Monetary Union.

STATEMENTS REGARDING COMPETITIVE POSITION

Statements made in "Item 4 – Information on the Company", referring to Eni's competitive position are based on the company's belief, and in some cases rely on a range of sources, including investment analysts' reports, independent market studies and Eni's internal assessment of market share based on publicly available information about the financial results and performance of market participants. Market share estimates contained in this document are based on management estimates unless otherwise indicated.

GLOSSARY

A glossary of oil and gas terms is available on Eni's web page at the address www.eni.it. Below is a selection of the most frequently used terms.

Financial Terms

Leverage	It is a non-GAAP measure of a company's financial condition, calculated as the ratio between net borrowings and shareholders' equity, including minority interests. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure, see "Item 5 – Financial condition".

Net borrowings	Eni evaluates its financial condition by reference to "net borrowings", which is a non-GAAP measure. Eni calculates net borrowings as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni's financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure, see "Item 5 – Financial condition".

Business terms

Associated gas	Natural gas, occurring in the form of a gas cap, overlying an oil zone, contained in the reservoir’s crude oil gas.

Barrel/BBL	Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

BOE	Barrel of Oil Equivalent. It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a certain coefficient (see "Conversion Table").

Concession contracts	Contracts currently applied mainly in Western countries regulating relationships between states and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on exploration, development and production activities and for this reason it acquires a right to hydrocarbons extracted against the payment of royalties on production and taxes on oil revenues to the state.

Condensates	These are light hydrocarbons produced along with gas that condense to a liquid state at surface temperature and pressure.

Conversion capacity	Maximum amount of heavy fractions that can be processed in certain dedicated facilities of a refinery to obtain finished products.

Deep waters	Waters deeper than 200 meters.

Development	Drilling and other post-exploration activities aimed at the production of oil and gas.

EPC	Engineering, Procurement and Construction.

EPIC	Engineering, Procurement, Installation and Construction.

Exploration	Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis and well drilling.

Infilling wells	Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

FPSO	Floating Production Storage and Offloading System.

LNG	Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed back into its natural gaseous state and consumed. One tonne of LNG corresponds to 1,400 cubic meters of gas.

LPG	Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Margin	The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemicals products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Mineral Storage	According to Legislative Decree No. 164/2000, these are volumes required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons. The purpose is to ensure production flexibility as required by long-term purchase contracts as well as to cover technical risks associated with production.

Modulation Storage	According to Legislative Decree No. 164/2000, these are volumes required for meeting hourly, daily and seasonal swings in demand.

Natural gas liquids (NGL)	Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that were previously defined as natural gasoline, are natural gas liquids.

Network Code	A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Over/Under lifting	Agreements stipulated between partners which regulate the right of each to its share in the production for a set period of time. Amounts lifted by a partner different from the agreed amounts determine temporary Over/Under lifting situations.

Primary balanced refining capacity	Maximum amount of feedstock that can be processed in a refinery to obtain finished products measured in BBL/d.

Production Sharing Agreement ("PSA")	Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, regulating relationships between states and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor's equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "cost oil" is used to recover costs borne by the contractor and "profit oil" is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country.

Proved reserves	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by existing contractual arrangements, but not on escalations based upon future conditions. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; and (ii) non-developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. Based on these amounts the company has already defined a clear development expenditure program which is an expression of the company's determination to develop existing reserves.

Reserve life index	Ratio between the amount of reserves at the end of the year and total production for the year.

Ship-or-pay	Clause included in natural gas transportation contracts according to which the customer is requested to pay for the transportation of gas whether or not the gas is actually transported.

Strategic Storage	According to Legislative Decree No. 164/2000, these are volumes required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Take-or-pay	Clause included in natural gas supply contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of gas set in the contract whether or not the gas is collected by the purchaser. The purchaser has the option of collecting the gas paid for and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream	The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

ABBREVIATIONS

mmCF	=	million cubic feet

BCF	=	billion cubic feet

BOE	=	barrel of oil equivalent

KBOE	=	thousand barrel of oil equivalent

mmBOE	=	million barrel of oil equivalent

BBOE	=	billion barrel of oil equivalent

BBL	=	barrels

KBBL	=	thousand barrels

mmBBL	=	million barrels

BBBL	=	billion barrels

/d	=	per day

CONVERSION TABLE

1 acre	=	0.405 hectares

1 barrel	=	42 U.S. gallons

1 BOE	=	1 barrel of crude oil	=	5,742 cubic feet of natural gas (1)

1 barrel of crude oil per day	=	approximately 50 tonnes of crude oil per year

1 cubic meter of natural gas	=	35.3147 cubic feet of natural gas

1 cubic meter of natural gas	=	approximately 0.00615 barrels of oil equivalent (1)

1 kilometer	=	approximately 0.62 miles

1 short ton	=	0.907 tonnes	=	2,000 pounds

1 long ton	=	1.016 tonnes	=	2,240 pounds

1 tonne	=	1 metric ton	=	1,000 kilograms
			=	approximately 2,205 pounds

1 tonne of crude oil	=	1 metric ton of crude oil	=	approximately 7.3 barrels of crude oil (assuming an API gravity of 34 degrees)

(1)	From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to BOE. The new rate adopted is 1 barrel of oil equals 5,742 cubic feet of natural gas. This conversion rate has been determined by management based on a number of factors. Other oil companies may use a different conversion rate. The change introduced has not affected the amount of proved reserves recorded at December 31, 2003 and has had a negligible impact on production expressed in BOE in 2004.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

NOT APPLICABLE

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

Item 3. KEY INFORMATION

Selected Financial Information

The following tables show Eni selected historical financial data as of and for the years ended December 31, 2000 through 2004. The selected historical financial data are derived from Eni Consolidated Financial Statements which have been prepared in accordance with Italian GAAP, which differs in certain significant respects from U.S. GAAP. For further information on the differences between Italian GAAP and U.S. GAAP as they relate to Eni, please refer to Note 27 to Eni Consolidated Financial Statements.

Year ended December 31,

2000	2001	2002	2003	2004

(million euro except data per share and per ADS)
CONSOLIDATED INCOME STATEMENT DATA

Amounts in accordance with Italian GAAP:

Net sales from operations	47,938	48,925	47,922	51,487	58,382
Operating income (1):
Exploration & Production	6,603	5,984	5,175	5,746	8,017
Gas & Power (2)	3,178	3,672	3,244	3,627	3,463
Refining & Marketing	986	985	321	583	965
Petrochemicals	4	(332)	(126)	(176)	271
Oilfield Services Construction and Engineering	144	255	298	311	260
Other activities	-	-	(214)	(293)	(244)
Corporate and financial companies	(143)	(168)	(196)	(281)	(269)
Operating income	10,772	10,396	8,502	9,517	12,463
Income before extraordinary items and income taxes (3)	10,869	9,921	8,378	9,346	12,597
Net income (2)	5,771	7,751	4,593	5,585	7,274
Data per ordinary share (euro) (4):
Net income: basic and diluted	1.44	1.98	1.20	1.48	1.93
Data per ADS ($)(4) (5):
Net income: basic and diluted	6.79	8.82	6.29	9.31	13.05
Amounts in accordance with U.S. GAAP (euro):
Net sales from operations	45,488	45,848	43,632	48,018	54,698
Operating income (6)	9,819	8,853	7,861	9,215	11,739
Income before cumulative effect of change in accounting principle and income taxes	10,067	10,330	8,350	9,274	12,324
Net income before cumulative effect of change in accounting principle				6,098
Effect of adoption of SFAS No. 143				198
Net income	5,758	6,317	5,292	6,296	6,401
Data per ordinary share (euro)(4):
Net income: basic and diluted	1.44	1.62	1.38	1.67	1.70
Data per ADS ($) (4) (5):
Net income: basic and diluted	6.77	7.19	7.25	10.50	11.49

As of December 31,

2000	2001	2002	2003	2004

(million euro except number of shares and dividend information)
CONSOLIDATED BALANCE SHEET DATA

Amounts in accordance with Italian GAAP:

Total assets	56,363	62,736	65,808	67,336	69,112
Short-term and long-term debt	11,044	12,819	15,420	16,254	12,725
Capital stock issued	4,133	4,001	4,002	4,003	4,004
Amounts in accordance with U.S. GAAP:
Total assets	57,257	64,976	66,122	71,995	72,354
Short-term and long-term debt	10,810	12,379	15,320	16,144	12,697
Capital stock issued	4,133	4,001	4,002	4,003	4,004
Other Financial Information in accordance with Italian GAAP
Capital expenditure	5,431	6,577	8,048	8,802	7,503
Investments (including net borrowings of acquired companies) (7)	4,384	4,664	1,366	4,255	316
Weighted average number of ordinary shares outstanding (shares million)	3,994	3,912	3,827	3,778	3,772
Dividend per share (euro)	0.424	0.750	0.750	0.750	0.900
Dividend per ADS ($)	1.81	3.71	4.29	4.56	6.09

(1)	In 2003, Eni’s activities have been grouped differently:
-	Syndial (former EniChem) was included in the "Other activities" segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University and AGI);
-	the new "Corporate and financial companies" segment was created, which includes Eni Corporate, Sofid and the financial companies formerly included in the "Other activities" segment.
In addition, following its merger into Eni in 2004, EniData SpA, which managed Eni’s IT activities, and was formerly included in "Other activities", is now included in "Corporate and financial companies".
.	Data for 2002 and 2003 have been reclassified accordingly for comparability
(2)	Legislative Decree No. 164 dated May 23, 2000 requires Eni to unbundle its transmission and distribution activities from other businesses in the Natural Gas segment. In connection with the decree, Eni arranged for an independent appraisal of its transmission and distribution assets which resulted in estimates of the useful lives of such assets (40 years for pipelines and 50 for distribution networks). Such useful lives have also been confirmed by various reports issued by the Italian Authority for Electricity and Gas. Effective January 1, 2000, assets related to transmission and distribution activities are now depreciated based on the useful lives established by the aforementioned appraisal and no longer on the basis of useful lives established by the Ministry of Economy and Finance based on technical studies conducted for homogeneous industries (10% and 8% for pipelines and distribution networks, respectively). In 2001, this lower rate of depreciation resulted in an increase in operating income amounting to euro 663 million, an increase in income before minority interest amounting to euro 396 million and an increase in net income amounting to euro 312 million. Also note that effective from January 2002, the new Gas & Power segment is responsible for Eni's natural gas and electricity generation activities. For comparability, results of operations and financial data of the Natural Gas and Electricity Generation segments, which were reported separately through December 31, 2001, have been aggregated in the new Gas & Power segment.
(3)	Extraordinary income (expense) is as defined under Italian GAAP. These items would not qualify as extraordinary under U.S. GAAP. See Notes 27 and 28 to the Consolidated Financial Statements.
(4)	Euro per Share or dollars per American Depositary Share (ADS), as the case may be. The Eni Shareholders Meeting held on June 1, 2001 resolved to convert the nominal value of Eni Shares into euro by applying the fixed exchange rate of 1,936.27 lire per euro; reduce the resulting nominal value of each share from euro 0.516 to euro 0.5; and group two shares of nominal value euro 0.5 into one share with nominal value of 1 euro. The conversion, due to EU requirements, was effective from June 18, 2001. Starting from the same date, each ADS represents five Eni Shares. Consequently, all earnings per Share and earnings per ADS amounts in this selected financial data corresponding to prior periods have been restated to reflect the 2 for 1 reverse stock split. Earnings per share is calculated by dividing net income by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares. The dilutive effect of potential ordinary shares, in terms of the number of ordinary shares underlying outstanding stock grants and stock options on earnings per share or ADS is immaterial.
(5)	The financial statements are stated in euro. The translations of certain euro amounts into US dollars are included solely for the convenience of the reader. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange. Data per ADS, with the exception of dividend per ADS in the years 2000 to 2003, were translated at the Noon Buying Rate of December 31 for each year presented (US dollar 0.9388, 0.8901, 1.0485, 1.2597 and 1.3538 = euro 1.00 as of December 31, 2000, 2001, 2002, 2003 and 2004, respectively). Dividend per ADS for the years 2000 through 2004 has been translated into US dollars using for each year presented the Noon Buying Rate of the payment date. On June 17, 2005, the Noon Buying Rate was US dollars 1.2240 = euro 1.00.
(6)	See Note 28 to the Consolidated Financial Statements for details of operating income under U.S. GAAP by business segment for the last three years.
(7)	This item refers mainly to the acquisition cost of net equity of investees and also includes the net borrowings of companies acquired. In 2003, it also includes the outlay for the tender offer for Italgas shares (euro 2,569 million). For a discussion of net borrowings, see "Item 5 – Financial Conditions".

Selected Operating Information

The table below sets forth selected operating information with respect to Eni's proved reserves, developed and undeveloped, of crude oil (including condensates and natural gas liquids) and natural gas, as well as other data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. Such estimates of proved reserves have been prepared in accordance with Statement of Financial Accounting Standards No. 69 ("SFAS 69"). See the unaudited supplemental oil and gas information in Note 29 to the Consolidated Financial Statements.

Year ended December 31,

2000	2001	2002	2003	2004

Proved reserves at period end of oil (mmBBL)	3,422	3,948	3,783	4,138	4,008
Proved reserves at period end of natural gas (BCF)	14,772	17,072	18,629	18,008	18,435
Proved reserves of hydrocarbons in mmBOE at period end (1)	6,008	6,929	7,030	7,272	7,218
Reserve replacement ratio (2) (three-year average)	173	226	202	179	117
Reserve life index (3)	14.0	13.7	13.2	12.7	12.1
Average daily production of oil (KBBL/d)	748	857	921	981	1,034
Average daily production of natural gas available for sale (mmCF/d)(4)	2,493	2,827	3,015	3,174	3,171
Average daily production of hydrocarbons available for sale (KBOE/d)(4)	1,187	1,353	1,449	1,536	1,586
Oil and gas production costs per BOE (5)	3.61	3.85	3.83	4.16	4.92
Profit per barrel of oil equivalent (6)	7.86	5.48	5.08	5.95	8.87
Sales of natural gas to third parties (7)	62.63	63.72	64.12	69.49	73.43
Natural gas consumed by Eni (7)	2.00	2.00	2.02	1.90	3.70
Sales of natural gas of affiliates and relevant companies (Eni’s share) (7)	0.87	1.38	2.40	6.94	7.32
Total sales and own consumption of natural gas (7)	65.50	67.10	68.54	78.33	84.45
Transport of natural gas for third parties in Italy (7)	9.45	11.41	19.11	24.63	28.26
Length of natural gas transport network in Italy at period end (8)	29.1	29.6	29.8	30.1	30.2
Electricity production sold (9)	4,77	4,99	5,00	5.55	13.85
Refined products production (10)	38.89	37.78	35.55	33.52	35.75
Balanced capacity of wholly-owned refineries (11)	664	664	504	504	504
Capacity utilization of wholly-owned refineries (12)	99	97	99	100	100
Number of service stations at period end (in Italy and outside Italy)	12,085	11,707	10,762	10,647	9,140
Average throughput per service station (in Italy and outside Italy)(13)	1,555	1,621	1,674	1,771	1,967
Petrochemicals production (14)	8.53	7.83	7.12	6.91	7.12
Oilfield Services Construction and Engineering order backlog at period end (15)	6,638	6,937	10,065	9,405	8,521
Employees at period end (units)	69,969	70,948	80,655	76,521	71,497

(1)	Includes approximately 783, 728, 779, 747 and 737 BCF of natural gas held in storage in Italy at December 31, 2000, 2001, 2002, 2003 and 2004, respectively. See "Item 4 – Information on the Company – Exploration and Production – Storage".
(2)	Consists of: (i) the increase in proved reserves attributable to: (a) purchases of minerals in place; (b) revisions of previous estimates; (c) improved recovery; and (d) extensions and discoveries, less sales of minerals in place; divided by (ii) production during the year as set forth in the reserve tables, in each case prepared in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 29 to the Consolidated Financial Statements. Expressed as a percentage.
(3)	Consists of proved reserves at year-end divided by production during the year as set forth in the reserve tables, in each case presented in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 29 to the Consolidated Financial Statements. Expressed on a yearly basis.
(4)	Natural gas production volumes exclude gas consumed in operations (94, 132, 151 and 220 mmCF/d in 2001, 2002, 2003 and 2004, respectively).
(5)	Consists of production costs (costs incurred to operate and maintain wells and field equipment including also royalties) prepared in accordance with SFAS 69 divided by actual production net of production volumes of natural gas consumed in operations. See the unaudited supplemental oil and gas information in Note 29 to the Consolidated Financial Statements. Expressed in dollars.
(6)	Results of operations from oil and gas producing activities, divided by actual sold production, in each case prepared in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 29 to the Consolidated Financial Statements for a calculation of results of operations from oil and gas producing activities. Expressed in dollars.
(7)	Expressed in billions of cubic meters.
(8)	Expressed in thousands of kilometers.
(9)	Expressed in gigawatthour.
(10)	Expressed in millions of tonnes.
(11)	Expressed in KBBL/d.
(12)	Expressed in production as a percentage of capacity taking into account scheduled plant shutdowns.
(13)	Expressed in thousands of liters per day.
(14)	Expressed in millions of tonnes. For year 2004, 2003 and 2002 data see Note 1 on the preceding page.
(15)	The sum of the order backlog of Saipem SpA and Snamprogetti SpA, expressed in millions of euro.

Exchange Rates

Italy is one of the eleven member states of the European Monetary Union that entered the single European currency which became effective on January 1, 1999. The official fixing rate of the lira versus the euro is 1,936.27 lire per euro.

The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate in US dollars per euro, rounded to the second decimal (Source: The Federal Reserve Board).

High	Low	Average(1)	At Period End

US dollars per euro
Year ended December 31,
2000	1.03	0.83	0.92	0.94
2001	0.95	0.84	0.90	0.89
2002	1.05	0.86	0.95	1.05
2003	1.26	1.04	1.13	1.26
2004	1.36	1.18	1.24	1.35

(1)	Average of the Noon Buying Rates for the last business day of each month in the period.

High	Low	At Period End

US dollars per euro
December 2004	1.3625	1.3224	1.3538
January 2005	1.3476	1.2954	1.3049
February 2005	1.3274	1.2773	1.3274
March 2005	1.3465	1.2877	1.2969
April 2005	1.3093	1.2819	1.2919
May 2005	1.2936	1.2349	1.2349
June 2005 (through June 17, 2005)	1.2320	1.2035	1.2240

Fluctuations in the exchange rate between the euro and the dollar affect the dollar equivalent of the euro price of the Shares on Telematico and the dollar price of the ADSs on the NYSE. Cash dividends related to fiscal year 2004 has been paid by Eni SpA in euro as of June 23, 2005 and exchange rate fluctuations will also affect the dollar amounts received by owners of ADSs upon conversion by the Depository of cash dividends paid in euro on the underlying Shares. The Noon Buying Rate on June 17, 2005 was US dollars 1.2240 = euro 1.00.

Risk Factors

Competition

There is strong competition worldwide, both within the oil industry and with other industries, in supplying energy to the industrial, commercial and residential energy markets. A number of Eni's competitors have merged or may have the intention to merge and so lead to possibly stronger competition from competitors with greater financial resources. In its Exploration & Production business, particularly outside Italy, Eni encounters competition from other major international oil companies for obtaining exploration and development rights. In its natural gas business, Eni encounters increasingly strong competition from both national and international natural gas suppliers, also following the impact of the liberalization of the Italian natural gas market introduced by Legislative Decree No. 164/2000 which provides for, among other things, the opening of the entire Italian market to competition, which was completed in 2003, limits to the size of gas companies relative to the market and third parties access to transport infrastructure. In its electricity business, Eni competes with other producers from Italy or outside Italy which sell electricity on the Italian market. Eni faces competition from several major international oil companies in its refinery and refined product marketing businesses. In the retail market, Eni competes with third parties both in Italy and outside Italy (including major international oil companies, companies owned by oil producing nations and local operators) to obtain concessions to establish and operate service stations. Once established, Eni's service stations compete primarily on the basis of services and availability of non-petroleum products. In Italy plans for the upgrading and efficiency improvement of the national service station network can advance only in accordance with the evolution of the regulatory framework, which lags behind that of other major European countries. Eni also faces significant competition from certain international operators in the oilfield services, construction and engineering industries. Such competition is primarily on the basis of technical expertise, quality and number of services and availability of technologically advanced facilities (for example vessels for offshore construction).

Risks associated with the exploration and production of oil and natural gas

The exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks and opportunities. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. The production of oil and natural gas is highly regulated and is subject to intervention by governments throughout the world in matters such as the award of exploration and production interests, the imposition of specific drilling and other work obligations, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. In addition, the oil and gas industry is subject to the payment of royalties and excise duties, which tend to be higher than those payable in respect of many other commercial activities.

Exploratory drilling efforts may not be successful

Drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be unsuccessful as a result of a variety of factors, including, among others, unexpected drilling conditions, pressure or irregularities in formations, equipment failures or fires, blow-outs and various forms of accidents, marine risks such as collisions and other adverse weather conditions and shortages or delays in the delivery of equipment.

Failure in the activity of exploration of oil and natural gas could have an adverse impact on Eni’s future results of operations and financial condition. Because of the percentage of Eni’s capital plans devoted to higher risk exploratory projects, it is likely that Eni will continue to experience significant exploration and dry hole expenses. In particular Eni plans to explore for oil and gas offshore, often in deep water or at deep drilling depths, where operations are more difficult and costly than on land or at shallower depths and in shallower waters. Deepwater operations generally require a significant amount of time between a discovery and the time that Eni can produce and market the oil or gas, increasing both the operational and financial risks associated with these activities.

In addition, failure in finding additional commercial reserves could dampen future production of oil and natural gas which is highly dependent on the rate of success of exploratory activity.

Development projects bear significant operational risks which may adversely affect actual returns on such projects

Eni is involved in numerous development projects for the production of hydrocarbon reserves, principally offshore. Key factors that may affect the timing and outcome of those projects include, among others, project approvals by joint venture partners, timely issuance of permits and licenses by governmental agencies; manufacturing and delivery schedules of critical equipment, such as offshore platforms and floating production units, mechanical and technical difficulties, risks associated with the use of new technologies, and commercial arrangements for pipelines and related equipment to transport and market hydrocarbons. Furthermore, deepwater and other hostile environments, where the majority of Eni’s planned and existing development projects are located, can exacerbate these problems. Delays and differences between estimated and actual timing of critical events may adversely affect the completion of and start-up of production from such projects and, consequently, the actual returns on such projects.

Changes in crude oil and natural gas prices may adversely affect Eni’s results of operations

Crude oil prices are subject to international supply and demand and other factors that are beyond Eni's control. OPEC member countries control production of a significant portion of the worldwide supply of oil and can exercise substantial influence over its price levels. International geopolitical tensions and political developments, including sanctions imposed on certain oil-producing countries on the basis of resolutions of the United Nations, can also affect world supply and prices of oil. Such factors can also affect the prices of natural gas because natural gas prices are typically tied to the prices of certain crudes and refined petroleum products. Lower crude oil prices have an adverse impact on Eni's results of operations.

Uncertainties in Estimates of Oil and Natural Gas Reserves

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are the following:

•	the quality of available geological, technical and economic data and their interpretation and judgement;
•	whether the prevailing tax rules, other government regulations and contractual conditions will remain the same as on the date estimates are made;
•	results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions;
•	changes in oil and natural gas prices could have an effect on the quantities of Eni's proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. In particular the reserves estimates are subject to revision as prices fluctuate due to the cost recovery feature under certain Production Sharing Agreements (PSAs); and
•	the production performance of Eni reservoirs.

Many of these factors, assumptions and variables involved in estimating proved reserves are beyond Eni's control and may prove to be incorrect over time. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered. Additionally, any downward revision in Eni’s estimated quantities of proved reserves could have adverse consequences on Eni’s financial results, such as increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders' equity.

Political Considerations

Substantial portions of Eni's hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries. At December 31, 2004, approximately 73% of Eni's proved hydrocarbons reserves were located in such countries. See "Item 4 – Exploration & Production – Oil and Natural Gas Reserves". Similarly, a substantial portion of Eni's natural gas supply comes from countries outside the EU and North America. In 2004, approximately 38% of Eni's domestic supply of natural gas came from such countries. See "Item 4 – Gas & Power – Natural Gas Supplies". Adverse political and economic developments in any such producing country may affect Eni’s ability to continue operating in that country, either temporarily or permanently, and affect Eni’s ability to access oil and gas reserves. In August 1996, the United States adopted the Iran and Libya Sanctions Act (the "Sanctions Act"). On April 23, 2004 the President of the United States terminated the application of the Sanctions Act to Libya, with the remaining economic sanctions against Libya lifted on September 23, 2004. The Sanctions Act still applies to Iran and authorizes the President of the United States to impose sanctions from a six–sanction menu under certain circumstances against any person, including any foreign company, making investments in Iran, thus contributing directly and significantly to the enhancement of Iran’s ability to develop its hydrocarbons resources. The Sanctions Act is scheduled to expire on August 5, 2006. Eni does not believe that enforcement of the Sanctions Act against it would have a material adverse effect on its financial condition or results of operations. Iran and Libya continue to be designated by the U.S. Office of Global Security Risks as States sponsoring terrorism. For a description of Eni's operations in Iran and Libya see "Item 4 – Information on the Company – Exploration and Production – North Africa and Rest of the World."

Cyclicality of the Petrochemical Industry

The petrochemical industry is subject to cyclical fluctuations in demand, with consequent effects on prices and profitability exacerbated by the highly competitive environment of the industry. Eni's petrochemicals operations, which are located mainly in Italy, have been in the past and may in the future be adversely affected by worldwide excess installed production capacity, as well as by economic slowdowns in many industrialized countries. The dislocation of petrochemical activities to geographic areas like the Far East and oil producing countries which provide long-term competitive advantages has weakened the competitiveness of petrochemicals operations in industrialized countries, including Eni's petrochemical operations. Petrochemical operations in industrialized countries are also less competitive than those located in the above-mentioned areas due to stricter regulatory frameworks and growing environmental concerns which prevail in industrialized countries.

Liberalization of the Italian Natural Gas Market

Legislative Decree No. 164 dated May 23, 2000 opened the Italian natural gas starting on January 1, 2003. This means that all customers in Italy are free to choose their supplier of natural gas. The decree, among other things, introduced rules which have a significant impact on Eni's activity, as the company is present in all the phases of the natural gas chain, in particular:

•	until December 31, 2010 antitrust thresholds for operators calculated as a percentage share of national consumption set as follows: (i) effective January 1, 2002, 75% for imported or domestically produced natural gas volumes input into the national transport network and destined to sales; this percentage is to decrease by 2 percentage points per year until it reaches 61% in 2009; (ii) effective January 1, 2003, 50% for sales to final customers. These ceilings are calculated on a three-year base net of losses (in the case of sales) and volumes of natural gas consumed in own operations. In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in own operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and for volumes input into the Italian network to be sold in Italy;
•	transport of natural gas by means of high pressure trunklines, storage of natural gas and distribution of natural gas in urban centers by means of low pressure networks are activities of public relevance and criteria for determining tariffs of those activities are set by the Authority for Electricity and Gas (the "Authority for Electricity and Gas"), and
•	third parties are allowed to access natural gas infrastructure – which comprises, among other things, high pressure trunklines, low pressure networks and storage sites – according to set conditions.

The new regulatory regime has the effect of limiting the size and profitability of Eni’s natural gas business in Italy.

Eni's natural gas margin1 in Italy may decrease permanently compared to historical levels

In order to meet the expected growth of the Italian natural gas market over the medium and long-term, Eni entered into long-term purchase contracts with producing countries that currently have a residual average term of approximately 16 years. Existing contracts, which in general contain take-or-pay clauses, will ensure total delivery of approximately 67.3 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, the Netherlands 10, Norway 6 and Nigeria 1.5) by 2008. The above quantities are based on the annual contract quantity of the relevant contract. The average annual minimum quantity that Eni is committed to purchase under its take-or-pay obligations is approximately 85% of said quantities. In order to comply with the above mentioned regulatory thresholds relating to volumes input into the national transport network, Eni signed multi-year contracts with third party importers to sell natural gas volumes exceeding the thresholds outside of the Italian territory; in prior years those volumes were imported into Italy and sold to Italian consumers by Eni. This change in the sale mix is structural and is adversely affecting Eni's results of operations. Further, management expects Eni's margins on natural gas in Italy to come under pressure in future years due to the entry into the market of new competitors, including the above mentioned third parties which purchase natural gas from Eni outside the Italian territory and resell it to Italian customers.

Eni growth prospects in Italy are limited by regulation

Due to the antitrust threshold on direct sales in Italy, management expects Eni's natural gas sales in Italy to increase at a rate that cannot exceed the growth rate of natural gas demand in Italy. Management believes this development might have a material adverse impact on Eni's results of operations.

Due to the regulated access to natural gas transport infrastructure in Italy, Eni may not be able to sell in Italy all the natural gas volumes it planned to import and, as a consequence, it may be unable to sell all natural gas volumes which Eni is committed to purchase under take-or-pay contract obligations

Natural gas imports for the next few years were planned by Eni based on the highest flexibility allowed by long-term supply contracts, assuming the availability of the transport capacity on the Italian transport infrastructure. However, the current Network Code as set by the Authority for Electricity and Gas with Decision No. 137 of July 17, 2002, in implementation of Article 24, paragraph 5 of Legislative Decree No. 164/2000, established priority criteria for the allocation of transport capacity of natural gas at points where international transport infrastructure connects with Italian transport infrastructure (the so-called entry points to the Italian transport system) which are not consistent with Eni’s own planning assumptions. Under the current Network Code, entitlement periods can last no longer than five years. In particular the allocation rules establish that take-or-pay contracts entered into before 1998 are entitled to priority in the assignment of available transport capacity to the extent of average daily contractual volumes. There is therefore no guaranteed access priority for Eni’s contracted volumes exceeding average daily contractual volumes. In fact, take-or-pay contracts entered into by Eni before 1998 envisage Eni's right to withdraw daily volumes larger than the average daily contractual volume; this contractual flexibility provided by the difference between the maximum daily volume Eni is entitled to and the average daily contractual volume is used when demand peaks, usually during the winter. In the event of congestion at entry points, natural gas volumes not receiving priority are assigned available transport capacity on a pro rata basis. Eni considers Decision No. 137/2002 to be inconsistent with the overall rationale of the European natural gas legislative framework, especially with reference to Directive 98/30/CE and Legislative Decree No. 164/2000, and is challenging Decision No. 137/2002 before the competent administrative courts. See "Item 4 – Regulation of the Italian Hydrocarbons Industry – Gas & Power". However, Eni cannot rule out a negative outcome in this matter. Accordingly, management believes that Eni's results of operations could be negatively affected should market conditions or regulatory constraints prevent Eni from selling its whole availability of natural gas under take-or pay contract obligations (i.e., in case congestion occurs at the entry points of the Italian transport infrastructure which would force Eni to withdraw a smaller volume of gas than the contractual minimum take). See "Item 5 – Management Expectations of Operations".

The Italian Government, Parliament and regulatory authorities may take further steps to improve competition in the Italian natural gas market and such regulatory developments may adversely affect Eni's results of operations

Eni cannot predict future developments in the institutional debate ongoing in Italy regarding the liberalization of the natural gas market. One important development in this area was Law No. 290/2003, which prohibits Eni from holding an interest higher than 20% in undertakings owning natural gas transport infrastructure in Italy (Eni currently holds a 50.07% interest in Snam Rete Gas, which owns and manages approximately 97% of the Italian natural gas transport infrastructure). On the basis of the findings of a joint inquiry conducted in 2003 through June 2004 on the Italian natural gas market, the Authority for Electricity and Gas and the Italian Antitrust Authority (the "Antitrust Authority") acknowledged that the overall level of competition of the Italian natural gas market is unsatisfactory due to the dominant position held by Eni in many phases of the natural gas chain. According to both the Authority for Electricity and Gas and the Antitrust Authority, the vertical integration of Eni in the supply and transport of gas has restricted the development of competition in Italy notwithstanding the antitrust ceilings introduced by Legislative Decree 164/2000. It was further stated that the price of natural gas in Italy (in particular for the industrial sector) is higher than in other European countries. Accordingly, both the Authority for Electricity and Gas and the Antitrust Authority identified possible measures which in their opinion could enhance the level of competition in the natural gas market, among which the most important are: (i) the construction of new infrastructure for the import of natural gas; (ii) the creation of an independent transmission system operator (TSO) that owns and operates both the national high pressure transport grid and the storage of gas; and (iii) a framework for the assignment to third parties of natural gas volumes or natural gas contracts relating to Eni’s long-term take-or-pay natural gas supply contracts.

In January 2005 the Antitrust Authority commenced an inquiry concerning Eni’s alleged abuse of dominant position in violation of the competition rule as per Article 82 of the Treaty of Rome with the effect of preventing the entrance of Eni's competitors into the Italian gas sales market. See "Item 4 – Regulation of the Italian Hydrocarbons Industry – Gas & Power – Procedures against the Antitrust Authority".

Management believes the institutional debate on the degree of competition in the Italian natural gas market and the regulatory activity to be areas of attention for management and cannot exclude negative impacts on Eni’s financial condition or results of operations in future years deriving from the development of these matters.

Should third parties’ plans for the construction of LNG terminals be implemented as announced, Eni believes an oversupply of natural gas is likely to occur in the long-term (beyond 2007)

In the long-term Eni plans to upgrade its natural gas import infrastructure from Russia and Algeria in order to meet the expected growth of natural gas demand in Italy and to renegotiate its purchase contracts from those suppliers on a more favorable and flexible basis. Those plans are to be evaluated taking into account the developments of third parties’ plans for the construction of a new LNG terminal in Italy. Two operators in the Italian natural gas market have publicly announced plans to develop LNG terminals in Italy. Should these LNG plans be implemented according to scheduled times, Eni believes a natural gas oversupply is likely to occur in the Italian natural gas market, based on current plans in 2008-2012, when the additional import capacity from Eni and third parties should come onstream. This scenario, if it occurs, is likely to cause a decrease in natural gas margins.

Decisions of the Authority for Electricity and Gas in the matter of natural gas tariffs may diminish Eni’s ability to determine the price at which it sells natural gas to customers

On the basis of certain legislative provisions, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs in the natural gas residential and commercial segments taking into account, among other things, the public interest goal of containing the inflationary pressure due to a rise in energy costs. The decisions of the Authority for Electricity and Gas on these matters may limit the ability of Eni to pass an increase in the cost of fuels on to the final consumers of natural gas. For example, Decision No. 248/2004 of the Authority for Electricity and Gas establishes, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred on to residential and commercial users of natural gas in the case where the international price of Brent crude oil exceeds the 35 dollar per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate supply contracts to wholesalers in order to take into account the reduction of the price of natural gas sold to residential and commercial users. Eni appealed this decision against an administrative court which temporarily suspended the decision of the Authority for Electricity and Gas.

However, Eni’s management believes that should this decision be implemented in its original form, a material negative impact on the operating income of Eni’s natural gas segment would occur in 2005. See "Item 4 – Regulation of the Italian Hydrocarbons Industry – Gas & Power".

Environmental Regulation

Eni may incur material operating costs and liabilities in relation to compliance with applicable environmental regulations and environmental developments

Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred.

Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) the possible effects of future environmental regulation, such as the ones deriving from Decree No. 367 of the Ministry of Environment published in January 8, 2004, regarding the fixing of new quality standards for aquatic environment in relation to dangerous substances, and those that may derive from the legislative decree that the Italian Government will have to enact in order to implement Directive 2000/60/CE creating a framework for joint European action in the area of water; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Legal Proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Although Eni’s management does not currently expect a material adverse effect on Eni’s financial position and profitability on the basis of information available to date and taking account of the existing provisions, Eni’s management cannot rule out that in future years Eni may incur material losses in connection with pending legal proceedings due to: (i) uncertainty; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) errors in the estimate of probable future losses.

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

Eni’s results of operations are affected by changes in international oil prices

Overall, lower oil prices have a net adverse impact on Eni’s results of operations. The effect of lower oil prices on Eni’s average realizations of oil prices is generally immediate. However Eni’s average realization for oil differs from the price of marker crude Brent due primarily to the circumstance that Eni’s production slate, which also includes heavy crudes, has a lower API gravity compared with Brent crude (when processed the latter allows for higher yields of valuable products compared to heavy crudes, hence higher market price).

The favorable impact of higher oil prices on Eni’s results of operations may be offset by the different trends of margins in Eni’s downstream businesses

A time lag exists between movements in oil prices and movements in the prices and margins of natural gas and refined and petrochemical products. In particular, trends of natural gas margins in Eni’s natural gas business tend to mitigate the impact of changes in oil prices on Eni’s operating results due to different movements in prices of certain energy parameters to which natural gas purchase and sale prices are contractually indexed in different proportions and as measured over different reference periods.

Eni’s results of operations are affected by changes in European refining margins

The results of operations of Eni’s Refining & Marketing segment are substantially affected by changes in European refining margins which reflect changes in relative prices of crude oil and refined products. Generally, a time lag exists between changes in oil prices and movements in refined products prices.

Eni’s results of operations are affected by changes in petrochemical margins

Eni’s petrochemical products margins are affected by trends in demand and changes in oil prices which influence changes in cost of petroleum-based feedstock. Generally, an increase in oil price determines a decrease in petrochemical products margins in the short-term. Prolonged weakness of the European economy as well as Eni’s own structural weaknesses have prevented Eni’s Petrochemical segment from returning to profitability in recent years due to the inability to transfer increases of oil-based feedstocks into selling prices. Due to industry conditions and weak economic growth in Europe, management does not expect any significant and durable improvement in Petrochemicals segment profitability over the foreseeable future.

Exchange Rates

Movements in the exchange rate of the euro against the US dollar can have a material impact on Eni’s results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, US dollars, while a significant portion of Eni’s expenses is denominated in euro. Similarly, prices of Eni’s petrochemical products generally are denominated in, or linked to, euro, whereas expenses in the Petrochemicals segment are denominated both in euro and US dollars. Accordingly a depreciation of the US dollar versus the euro generally has an adverse impact on Eni results of operations.

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

Interest Rates

Interest on Eni’s financial debt is primarily indexed at a spread to benchmark rates such as the Europe Interbank Offered Rate, "EURIBOR" and the London Interbank Offered Rate, "LIBOR". As a consequence, movements in interest rates can have a material impact on Eni’s financial expense in respect of its financial debt.

Critical Accounting Estimates

The preparation of financial statements entails accounting estimates that are characterized by a high degree of uncertainty, complexity and judgement. Although these critical accounting estimates are thoroughly applied and underlying amounts are fairly determined, management cannot rule out that actual outcomes may differ from such estimates, due to, among other things, the following factors: uncertainty, lack or limited availability of information; the availability of new informative elements, variations in economic conditions such as prices, significant factors (e.g., removal technologies and costs) and the final outcome of legal, environmental or regulatory proceedings. See "Item 5 – Critical Accounting Estimates".

Eni shall adopt new accounting standards in 2005 that may affect the methods used by the financial community to evaluate Eni's performance and the value of Eni stock

Beginning in 2005 Eni, whose shares are listed on a regulated market of a Member State of the European Union, is required to prepare its financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

For a detailed description of the principle effects expected on Eni's financial statements due to the adoption of IFRS, see "Item 5. Operating and Financial Review and Prospects – Qualitative discussion of the impact of IFRS on Eni's financial statements".

Because Eni's financial statements prepared in accordance with IFRS will differ from Eni's financial statements prepared in accordance with Italian GAAP, the methods used by the financial community to assess our financial performance and value of our publicly traded securities, such as price-to-earnings ratios and debt-to-equity ratios, could be affected.

Item 4. INFORMATION ON THE COMPANY

History and Development of the Company

Eni SpA with its consolidated subsidiaries is engaged in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni has operations in about 70 countries and 71,497 employees as of December 31, 2004.

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

Eni’s registered head office is located at Piazzale Enrico Mattei 1, Rome, Italy (telephone number: +39-0659821). Eni branches are located in:

•	San Donato Milanese (Milan), Via Emilia, 1;

•	San Donato Milanese (Milan), Piazza Ezio Vanoni, 1.

Internet address: www.eni.it.

The name of the agent of Eni in the United States is Viscusi Enzo, 666 Fifth Ave., New York, NY 10103

Eni’s principal segments of operations and subsidiaries are described below.

Agip SpA was merged into Eni SpA effective as of January 1, 1997 to become Eni’s Exploration & Production Division. Eni conducts its exploration and production activities through its Exploration & Production Division and certain operating subsidiaries. Eni’s exploration, development and production activities commenced in 1926, when Agip was formed by the Government with a mandate to explore for and develop oil and natural gas. Exploration and production operations are conducted in Italy, North Africa, West Africa, the North Sea, the Gulf of Mexico, South America, the Middle and Far East, the Caspian Sea and Australia. In 2004, Eni’s hydrocarbon production averaged 1,586 KBOE/d and, at December 31, 2004, Eni’s estimated proved reserves totalled 7,218 mmBOE with a life index of 12.1 years. In 2004, Eni’s Exploration & Production segment had net sales from operations (including intersegment sales) of euro 15,349 million and operating income of euro 8,017 million.

Snam SpA was merged into Eni SpA effective as of February 1, 2002 to become Eni’s Gas & Power Division. Eni conducts its natural gas and electricity generation activities through its Gas & Power Division and certain operating subsidiaries. Eni’s natural gas supply, transmission and distribution activities commenced in the 1940s with the commercial sale of natural gas to industrial users in Northern Italy. In 2004, Eni’s sales of natural gas to third parties totalled 50.39 billion cubic meters in Italy and 21.87 billion cubic meters in the rest of Europe; Eni's share of natural gas volumes sold by its affiliates totalled 7.32 billion cubic meters (of which 6.6 billion in the rest of Europe). Natural gas volumes consumed in operations by Eni and Eni’s subsidiaries – mainly in electricity generation, refining and petrochemicals operations – totalled 3.70 billion cubic meters. Natural gas sales in Italy include: (i) sales to wholesalers, mainly local distribution companies, and to large industrial and thermoelectric customers which are supplied by a high and medium pressure pipeline network; (ii) sales to residential and commercial customers which are supplied by a low pressure pipeline network. Eni’s high and medium pressure gas pipeline network for natural gas transport is about 30,000-kilometers long in Italy, while outside Italy Eni holds transmission rights on approximately 5,000 kilometers of high pressure pipelines. Eni’s natural gas transport network in Italy is owned and managed by Snam Rete Gas SpA. Snam Rete Gas is listed on the Italian Stock Exchange, Eni’s share being 50.07%. Snam Rete Gas transports natural gas on behalf of Eni and third parties ("shippers"); in 2004, its transported volumes were 80.41 billion cubic meters, of which 28.26 billion were on behalf of third parties. Eni, through its 100% subsidiary Italgas and other subsidiaries, is engaged in natural gas distribution activity in Italy serving 1,236 municipalities through a low pressure network consisting of over 47,000 kilometers of pipelines as of December 31, 2004.

Eni conducts its electricity generation activities through its wholly-owned subsidiary EniPower SpA, which owns and manages Eni’s power stations of Livorno, Taranto, Mantova, Ravenna, Brindisi and Ferrera Erbognone with a total installed capacity of approximately 3.3 gigawatts as of December 31, 2004. In 2004, sold production of electricity totalled 13.85 terawatthour. Eni owns other minor power stations located in Eni’s petrochemical plants and refineries whose production is mainly for internal consumption. The accounts of these power stations are reported within Eni’s Refining & Marketing and Petrochemicals segments.

In 2004, Eni’s Gas & Power segment had net sales from operations (including intersegment sales) of euro 17,258 million and operating income of euro 3,463 million.

AgipPetroli SpA was merged into Eni SpA effective December 31, 2002 to become Eni’s Refining & Marketing Division. Eni conducts its refining and marketing activities through the Refining & Marketing Division and certain operating subsidiaries. Activities commenced in the 1930s, when Eni initiated the development of the industrial and retail markets for refined products in Italy. Eni’s refining and marketing activities are located primarily in Italy and Europe. In 2004, Eni's market share in the retail market of refined products in Italy was 36.3%. In 2004, sales of refined products totalled 53.54 million tonnes, of which 30.69 million were in Italy. The balanced refining capacity of Eni’s wholly-owned refineries totalled 504 KBBL/d as of December 31, 2004. In 2004, Eni’s Refining & Marketing segment had net sales from operations (including intersegment sales) of euro 26,094 million and operating income of euro 965 million.

Eni’s petrochemical activities commenced in the 1950s, when it began production of basic petrochemicals at its Ravenna industrial complex. Through Polimeri Europa SpA and its subsidiaries, Eni operates in olefins and aromatics, basic intermediate products, chlorine derivatives, polyethylene, polystyrenes, and elastomers. Eni’s petrochemical operations are concentrated in Italy and in Western Europe. In 2004, Eni sold 5.3 million tonnes of petrochemical products. In 2004, Eni’s Petrochemicals segment had net sales from operations (including intersegment sales) of euro 5,417 million and an operating income of euro 271 million.

Eni’s oilfield services, construction and engineering activities commenced in the late 1950s. Through Saipem SpA (a 43% owned subsidiary) and its subsidiaries, Eni operates in offshore construction, in particular fixed platform installation, subsea pipe laying and floating production systems. Through Snamprogetti SpA (a wholly owned subsidiary) and its subsidiaries Eni is a provider of engineering and project management services to the oil and gas, refining and petrochemical industries. In 2004, Eni’s Oilfield Services, Construction and Engineering segment had net sales from operations (including intersegment sales) of euro 6,494 million and operating income of euro 260 million.

A list of subsidiaries of Eni is included as an exhibit to this Form 20-F.

Strategy

Eni intends to maintain strong hydrocarbon production growth by leveraging in particular on the contribution of large projects in the development phase and increasing efficiency both in exploration and in development/production through the selection of exploration projects, the geographic concentration of production, the rationalization of marginal assets and assets with low development prospects, and strengthening its role as operator. Management intends to devote special attention to reserve replacement in order to support the sustainability of long-term growth. In natural gas activities Eni intends to expand sales in European markets and implement a break-through strategy in the LNG business with the objective of attaining a worldwide presence and exploiting its natural gas reserves. Eni intends to maintain the leadership in the Italian natural gas market through a proactive approach towards the ongoing liberalization process, a higher degree of flexibility and the diversification of its import system, the gradual reduction of its presence in regulated businesses and the completion over time of the plan of expansion of power generation capacity. In downstream oil Eni intends to continue the process of upgrading its distribution network in Italy in order to reach European standards in terms of average throughput and services to customers, to increase its offer of diversified fuels with low environmental impact and develop non oil activities, while developing/consolidating its presence in target European markets where it can leverage on operating synergies and a well established brand. In refining Eni intends to increase the conversion rate and flexibility of refineries in order to produce high quality fuels anticipating the environmental requirements of new European regulations. In oilfield services, construction, and engineering activities Eni intends to concentrate its presence in the strategic segment of large projects for the development of offshore hydrocarbon reserves and construction of industrial plants and infrastructure based on the application of technologies for hydrocarbon production, treatment and transmission and natural gas and heavy crudes upgrading.

Eni intends to reduce the capital employed in non-core businesses and to improve operational efficiency and efficacy.

Management intends to devote strong attention to research and development of new technologies, which management believes to be the key factor for the future development of the oil industry. Eni intends to invest over euro 1 billion in such R&D activities in the next four years. Expenditure will be focused on those strategic projects through which Eni can achieve competitive advantages in the medium to long-term, in particular in the areas of exploration and recovery of hydrocarbons and of upgrading of heavy crudes and natural gas.

Eni intends to support its growth strategy by implementing a four year capital expenditure plan of euro 26.9 billion, approximately 90% of which will be concentrated in the Exploration & Production, Gas & Power and Refining & Marketing segments.

Key Developments

The most significant events that occurred during 2004 and to date in 2005 were the following:

•	in 2004, hydrocarbon production available for sale averaged 1.586 mmBOE/d, a 3.3% increase compared to year 2003. Eni’s proved reserves of hydrocarbons at December 31, 2004 totalled 7,218 mmBOE, decreasing by 0.7% compared to 2003. Increases in proved reserves allowed Eni to replace 91% of production; the average reserve life index was 12.1 years (12.7 in 2003);
•	within the North Caspian Sea PSA, in March 2005 Eni increased its interest in the operated project from 16.67% to 18.52% following the pre-emptive right exercised in May 2003 for the purchase of the share of British Gas which left the project. The development plan of the Kashagan field was approved by the Kazakh authorities on February 25, 2004, entailing a total expenditure amounting to dollars 29 billion (dollars 5.4 billion being Eni’s share). At March 2005 contracts for the development of this field had been awarded for a total of dollars 6.7 billion. Production plateau is targeted at 1.2 million barrels/day. Appraisal activities performed in 2004, confirmed the mineral potential of the discoveries made in the area under contract;
•	in March 2004, in Saudi Arabia, an exploration license for the extraction of natural gas in the so called C area covering about 52,000 square kilometers in the Rub al Khali basin at the border with Qatar and the United Arab Emirates was awarded to a consortium formed by Eni with an international oil company and Saudi Aramco (Eni operator with a 50% interest);
•	the Western Libyan Gas integrated project was started-up. This project concerns the development of two hydrocarbon fields in Libya and the marketing of natural gas produced on European markets. When fully operational in 2006, volumes produced and transported via the underwater Greenstream gasline which started operations in October 2004 are planned to total 8 billion cubic meters/year (4 of which net to Eni, equivalent to 141.3 BCF/year) already booked by operators under long-term contracts;
•	sales of natural gas, including own consumption and Eni’s share of sales of affiliates, reached 84.5 billion cubic meters (up 7.8% over 2003). Growth was achieved in markets of the rest of Europe in line with Eni’s strategy of international expansion in natural gas in markets with interesting growth and profitability prospects;
•	Eni sold a 9.054% interest in Snam Rete Gas in accordance with Law No. 290/2003 which prohibits companies operating in the natural gas sector to hold interests higher than 20% in companies owning national gas transmission networks, beginning July 1, 2007. The sale entailed proceeds of euro 650 million and a gain of euro 519 million recognized in the 2004 consolidated financial statements
•	Eni continued its plan for expanding its power generation capacity targeting 5.3 gigawatt of installed capacity in 2007. In 2004, a total of 1.3 gigawatts were installed, thus increasing Eni’s installed capacity to 3.3 gigawatts at year end. According to management plans, when fully operational the new combined cycle gas fired plants will allow consumption of over 6 billion cubic meters per year of natural gas produced or purchased by Eni;
•	in the downstream oil business Eni sold its activities in the distribution of refined products and LPG in Brazil, and continued the rationalization of its Agip branded retail network in Italy, which led average throughput to reach over 2.5 million liters (up 4.5% over 2003). In Italy Eni sold approximately 13.8 billion liters. With over 4.4 billion liters, sales in the rest of Europe increased by over 15% compared to year 2003 due to the selective growth strategy pursued. In April 2005 Eni signed a preliminary agreement for the sale of its wholly-owned subsidiary Italiana Petroli which sells petroleum products in Italy under the IP brand.

In 2004, Eni invested approximately euro 7.8 billion in new capital expenditure and investments. Capital expenditure amounted to 7.5 billion (of which 94% related to the Exploration & Production, Gas & Power and Refining & Marketing segments) and concerned: (i) development of hydrocarbon fields (euro 4,369 million) in particular in Libya, Iran, Angola, Italy, Kazakhstan, Egypt, Nigeria and Norway, and exploration (euro 499 million); (ii) development and maintenance of Eni’s natural gas transmission and distribution network in Italy (euro 721 million); (iii) the construction of the tar gasification plant at the Sannazzaro refinery, actions on refineries for the adjustment of automotive fuel characteristics to new European specifications and the upgrade of the refined product distribution network in Italy and in the rest of Europe (for a total of euro 669 million); and (iv) the continuation of the construction of electricity generation plants (euro 451 million). In 2004, capital expenditure decreased by approximately euro 1.3 billion over 2003, or 15%, due to a euro 0.77 billion reduction, or 13%, in the Exploration and Production business principally due to the impact of the 10% appreciation of the euro over the US dollar and a euro 0.3 billion reduction, or 18%, in the Gas & Power business principally due to the completion of the Greenstream underwater pipeline project.

In 2003, Eni invested approximately euro 13.1 billion in new capital expenditure and investments. Capital expenditure amounted to 8.8 billion, of which 93% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and concerned in particular: (i) the development of hydrocarbon fields (euro 5,016 million) in Libya, Iran, Angola, Nigeria, Italy, Egypt and Kazakhstan; (ii) exploration (euro 635 million); (iii) upgrade and maintenance of Eni’s natural gas transport and distribution networks in Italy (euro 726 million); (iv) the construction of power stations (euro 542 million); (v) the construction of the Greenstream gasline (euro 460 million) that will carry natural gas from Libyan fields to Sicily; and (vi) refinery upgrade, upgrade of the fuel distribution network in Italy and outside Italy, and the purchase of service stations in Europe (for a total of euro 730 million). Investments (including net borrowings acquired) amounted to euro 4.3 billion and concerned primarily the Italgas tender offer (euro 2,569 million), the purchase of 100% of Fortum Petroleum (euro 909 million), of 50% of Unión Fenosa Gas (euro 442 million) and the purchase of majority stakes in natural gas distribution companies in Hungary (euro 68 million). In 2003, new capital expenditure and investments increased by approximately euro 3.7 billion with respect to year 2002, or 39%, due mainly to a euro 2.9 billion increase in investments and to a euro 0.6 billion increase in capital expenditure for the development of hydrocarbon reserves.

BUSINESS OVERVIEW

Exploration & Production

Eni is engaged in exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea, the Gulf of Mexico, South America, the Caspian Sea, the Middle and Far East and Australia.

Eni is pursuing a growth strategy aimed at achieving a production target of approximately 2 mmBOE/d by 2008, which corresponds to a compound average growth rate of more than 5% over the next four years.

Management plans to achieve this production target through organic growth, leveraging in particular on the contribution of significant projects started up in 2004, as well as projects in the development phase in Libya, Angola, Nigeria, Iran and Kazakhstan. Eni intends to focus on reserve replacement in order to maintain the medium to long-term sustainability of its business. Management will also continue to evaluate opportunities to increase production through acquisition of corporations and individual assets. Management intends to evaluate these opportunities on the basis of Eni’s internal criteria of capital and financial discipline.

Eni will continue to improve its performance by searching for operating solutions with lower operating costs and synergies.

Oil and Natural Gas Reserves

Eni continues to exercise rigorous control over the booking of proved reserves. The Reserve Department of the Exploration & Production segment, reporting directly to the General Manager for the Exploration & Production Division, is entrusted with the task of keeping reserve classification criteria ("criteria") constantly updated and of monitoring the periodic process of reviewing estimates. The criteria follow the rules issued by the Financial Accounting Standard Board and the Securities and Exchange Commission ("SEC"), as well as, on specific issues not regulated by rules, the consolidated practice recognized by qualified reference institutions. The current criteria applied by Eni have been examined by DeGolyer and MacNaughton ("D&M"), an independent petroleum engineering company, which confirmed that they are compliant with the SEC principles. D&M also stated that the criteria used by Eni regulate situations for which the SEC rules are less precise and provide a reasonable interpretation in line with the generally accepted practices in international markets. Eni estimates its proved reserves on the basis of the above mentioned criteria also when it participates in exploration and production activities operated by other entities.

Beginning in 1991 Eni has requested qualified independent petroleum engineering companies to carry out an independent evaluation2 of its proved reserves on a rotation basis. In particular in 2004, a total of 2.2 billion BOE of proved reserves, or about 30% of Eni’s total proved reserves at December 31, 2004, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as they did in past years. In the 2003-2004 two-year period independent evaluations concerned 63% of Eni’s total proved reserves; in particular evaluations concerned all the new development projects, including Kashagan, and most large-sized mature fields.

Eni’s proved reserves of hydrocarbons at December 31, 2004 totalled 7,218 mmBOE (oil and condensates 4,008 mmBBL; natural gas 18,435 BCF) slightly decreasing (down 0.7%) over December 31, 2003. The reserve replacement ratio was 91% in 2004; the average reserve replacement ratio for the last three years was 117%. The average reserve life index is 12.1 years (12.7 at December 31, 2003). The reserve replacement ratio was calculated dividing additions to proved reserves for year 2004 by total production, each as derived from the tables of changes in proved reserves prepared in accordance with SFAS No. 69 presented in Note 29 to the Consolidated Financial Statements. Management considers the reserve replacement ratio to be a key measure of the ability of the company to sustain its growth prospects. However, the ratio measures past performance and cannot be used to forecast the ability of management to replace produced reserve in future years.

Additions to proved reserves booked in 2004 (621 mmBOE) were derived from: (i) extensions and discoveries (329 mmBOE), in particular in Kazakhstan, Egypt, Libya, Australia, Angola and the United Kingdom; (ii) revisions of previous estimates (227 mmBOE), in particular in Egypt, Libya, Iran, Congo, Pakistan, Angola and Norway, offset in part by decreasing revisions in Kazakhstan and Algeria related to lower entitlements in PSAs3 due to higher oil prices, and the United States; (iii) improved recovery (65 mmBOE), in particular in Angola and Algeria. These increases offset in part the decline related to production for the year (594 mmBOE) and sales of minerals in place in the British section of the North Sea, Italy, Gabon, Azerbaijan, the Netherlands and Egypt (81 mmBOE). Due to risks inherent in the exploration and production business, a degree of uncertainty still exists as to whether these additions will actually be produced. See "Item 3 – Risks associated with the exploration and production of oil and natural gas and Uncertainties in estimates of oil and natural gas reserves".

Proved developed reserves at December 31, 2004 amounted to 4,300 mmBOE (2,471 mmBBL of oil and condensates and 10,501 BCF of natural gas), representing 60% of total estimated proved reserves (58% and 53% at December 31, 2003 and 2002, respectively).

Proved reserves of hydrocarbons applicable to long-term supply agreements with foreign governments in mineral assets where Eni is operator represented approximately 10% of all proved reserves at December 31, 2004 (8% at December 31, 2003).

The table below sets forth a geographical breakdown of Eni’s proved reserves of hydrocarbons, on a barrel of oil equivalent basis, for the periods indicated.

Year ended December 31,

2000	2001	2002	2003	2004

(mmBOE)
Italy	1,389	1,315	1,199	996	890
North Africa	1,929	2,122	2,033	2,024	2,117
West Africa	1,093	1,136	1,287	1,324	1,357
North Sea	700	879	825	912	807
Rest of World	897	1,477	1,686	2,016	2,047

Total	6,008	6,929	7,030	7,272	7,218

Mineral Right Portfolio and Exploration Activity

As of December 31, 2004, Eni’s portfolio of mineral rights consisted of 9194 exclusive or shared rights for exploration and development in 34 countries on five continents, for a total net acreage of 234,1805 square kilometers (242,635 at December 31, 2003). Of these, 41,997 square kilometers concerned production and development (43,879 at December 31, 2003). Outside Italy net acreage decreased by 1,881 square kilometers due to the divestment of assets in Gabon, Mauritania, Senegal, the British section of the North Sea, the Netherlands and Egypt, and releases, in particular in Australia and Congo. Increases were registered in Saudi Arabia, Indonesia, Norway and Russia. In Italy net acreage declined by 6,575 square kilometers due to the divestment of assets, whose effects were offset in part by the awarding of 4 new concessions.

A total of 66 new exploratory wells were drilled (29.5 of which represented Eni’s share on the basis of its working interest in relevant properties), as compared to 105 exploratory wells completed in 2003 (43 of which represented Eni’s share). Overall success rate was 52.1% in 2004, as compared to 46.7% in 2003; the success rate of Eni’s share of exploratory wells was 57.3% in 2004, as compared to 45.7% in 2003.

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

In 2004, hydrocarbon production available for sale averaged 1,586 KBOE/d (oil and condensates 1,034 KBBL/d; natural gas 3,171 mmCF/d) increasing by 50 KBOE/d compared to 2003, up 3.3%, due to: (i) production increases registered mainly in Nigeria, Angola, Kazakhstan, Pakistan, Libya and Egypt; and (ii) the start-up of fields in Angola, Australia, Algeria and Libya. These increases were partly offset by: (i) declines in mature fields mainly in Italy and the United Kingdom; (ii) lower production entitlements (38 KBOE) in PSAs related to higher international oil prices; and (iii) the effect of the divestment of assets (13 KBOE). The share of production outside Italy was 82.6% (80.1% in 2003).

Production of oil and condensates (1,034 KBBL/d) increased by 53 KBBL/d compared to 2003, up 5.4%, due to increases registered in: (i) Nigeria, due to the start-up of the Okpoho field (Eni’s interest 100%) and the reaching of full production of the Abo (Eni operator with a 50.19% interest) and the Nase-EA (Eni’s interest 12.86%) fields; (ii) Angola, due to the reaching of full production at the Xicomba field and the start-up of the fields of the Kizomba A area in Block 15 (Eni’s interest 20%); (iii) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest) due to the beginning of exports from the Novorossiysk terminal on the Russian coast of the Black Sea; (iv) Venezuela, due to the fact that in early 2003 production had been interrupted during a general strike; (v) Australia, due to the reaching of full production at the Woollybutt field (Eni operator with a 65% interest) and the start-up of the Bayu Undan field (Eni’s interest 12.04%); (vi) Libya, due to the start-up of the Wafa (Eni’s interest 50%) and Elephant fields (Eni’s interest 33.33%); and (vii) Algeria, due to the start-up of the Rod and satellite fields (Eni operator with a 63.96% interest). These increases were partly offset by declines of mature fields, in particular in the United Kingdom, and by the effect of the divestment of assets. In Italy the production decline of mature fields (in particular Villafortuna/Trecate, Ragusa and Aquila) was offset in part by higher production in Val d’Agri notwithstanding the standstills related to the connection of the fourth treatment train of the oil center.

Production of natural gas available for sale (3,171 mmCF/d) decreased by 3 mmCF/d compared to 2003, down 0.09%, principally due to declines of mature fields, in particular in Italy and the United Kingdom and the effects of divestments. These decreases were offset in part by increases registered in: (i) Pakistan, due to the reaching of full production at the Sawan (Eni’s interest 23.68%) and Bhit (Eni operator with a 40% interest) fields; (ii) Egypt, due to an increase in local demand; (iii) Libya, due to the start-up of the Wafa field (Eni’s interest 50%); and (iv) Kazakhstan, Norway (reaching of full production of the Mikkel field, Eni’s interest 14.9%) and Nigeria.

Hydrocarbon production sold totalled 576.5 mmBOE. About 70% of oil and condensate production sold (374.3 mmBBL) was delivered to Eni’s Refining & Marketing segment (70% in 2003). About 40% of natural gas production sold (1,162 BCF) was delivered to Eni’s Gas & Power segment (43% in 2003).

The tables below set forth Eni’s production of oil and condensates and natural gas for the periods indicated.

Year ended December 31,

2000	2001	2002	2003	2004

(KBBL/d)
Production of oil and condensates (1)
Italy	76	69	86	84	80
North Africa	227	228	252	250	261
West Africa	213	219	222	236	285
North Sea	124	204	213	235	203
Rest of the World	108	137	148	176	205

Total	748	857	921	981	1,034

Year ended December 31,

2000	2001	2002	2003	2004

(mmCF/d)
Natural gas production available for sale (1) (2)
Italy	1,438	1,313	1,260	1,181	1,067
North Africa	454	497	560	559	619
West Africa	67	82	87	128	143
North Sea	258	450	516	596	560
Rest of the World	276	485	592	710	782

Total	2,493	2,827	3,015	3,174	3,171

(1)	Production information set forth above differs from production as reported in the reserve tables in Note 29 to the Consolidated Financial Statements – Supplemental oil and gas information (unaudited), because yearly production presented in such reserve tables is based on estimates taken in November of each year and the information above sets forth actual production during the year. Furthermore, Eni’s production of natural gas reported in such reserve tables includes, in addition to sold production, production volumes of natural gas consumed in operations. Natural gas produced and reinjected into storage fields in Italy remains part of Eni’s reserves for each period.
(2)	Natural gas production volumes consumed in operations are excluded. The effect was 94, 132, 151 and 220 mmCF/d in 2001, 2002, 2003 and 2004, respectively.

The table below sets forth certain information and operating data regarding Eni’s principal oil and natural gas interests for the year ended December 31, 2004.

Principal oil and natural gas interests at December 31, 2004

	Commencement of operations	Number of interests	Net exploration and development acreage(1)	Net development acreage(1)	Type of fields	Number of producing fields	Number of other fields

Italy	1926	214	33,635	13,184	Onshore/Offshore	81	85

North Africa
Algeria	1981	29	3,225	760	Onshore	20	12
Egypt	1954	40	12,429	1,881	Onshore/Offshore	34	27
Libya	1959	7	21,268	8,053	Onshore/Offshore	11	7
Tunisia	1961	11	3,784	1,888	Onshore/Offshore	8	5
		87	40,706	12,582		73	51
West Africa
Angola	1980	52	1,651	715	Offshore	32	37
Congo	1968	17	6,240	741	Offshore	16	8
Nigeria	1962	55	7,771	4,878	Onshore/Offshore	119	128
		124	15,662	6,334		167	173
North Sea
Norway	1965	50	7,086	316	Offshore	12	13
the United Kingdom	1964	55	1,518	665	Offshore	28	16
		105	8,604	981		40	29
Rest of World
Australia	2001	13	16,968	1,643	Offshore	2	1
China	1983	4	218	106	Offshore	8	4
Croatia	1996	3	3,028	988	Offshore	2	6
Ecuador	1988	1	2,000	2,000	Onshore	1	1
Indonesia	2001	11	16,408	984	Onshore/Offshore	7	8
Iran	1957	4	423	423	Onshore/Offshore	4
Kazakhstan	1995	6	879	455	Onshore/Offshore	1	2
Pakistan	2000	13	8,050	635	Onshore	5	2
Trinidad & Tobago	1970	1	66	66	Offshore	3	2
United States	1968	299	2,240	373	Onshore/Offshore	14	5
Venezuela	1998	3	713	131	Onshore/Offshore	5	2
		358	50,993	7,804		52	33
Other		9	1,280	1,112			1
Other countries with only exploration activity		22	83,299
Outside Italy		705	200,544	28,813		332	287
Total		919	234,180	41,997		413	372

(1)	Square kilometers.

Divestment of proved and unproved property

As part of the rationalization strategy relating to its asset portfolio, aimed at increasing value by focusing on strategic areas with good growth potential and divesting marginal assets, Eni carried out the following agreements:

•	the sale of Eni’s interests in Blocks T (Eni operator with an 88.74% interest) and B (Eni operator with an average 70.2% interest) located in the British section of the North Sea off the Scottish coast to Canadian Natural Resources Ltd, for euro 158 million. The T Block includes the Tiffany, Tony and Thelma producing fields, while the B Block includes the Balmoral, Stirling and Glamis fields;
•	the sale of the entire share capital of Stargas SpA (Eni’s interest 100%) to Gas Plus for euro 139 million. Stargas assets include: (i) 42 natural gas and condensate production concessions and 3 exploration permits, located mainly in the production areas of Fornovo Taro, Montecorsaro, Lucera and Policoro in Central-Southern Italy; (ii) gas transmission and treatment infrastructure; (iii) real estate; and (iv) Eni’s 81.63% interest in Reggente SpA;
•	the sale to the Russian company Lukoil for euro 114 million of Eni’s stake (50%) in the joint venture LukAgip, holder of a 10% interest in the Shakh Deniz field under development in the Azeri Caspian Sea and some minority stakes in companies operating in the transport and sale of gas in Azerbaijan, as well as a 24% interest in the onshore Meleiha field, in Egypt, operated by Eni. LukAgip is now 100% owned by Lukoil;
•	the sale of Eni’s interest in the Markham and JC3 gas fields located in the Southern section of the North Sea to CH4 Energy Ltd for euro 39 million;
•	the sale of Eni’s proved and unproved property in Gabon consisting of its interests in the offshore Limande oil field (Eni operator with an 80% interest) and in three offshore exploration permits M’Polo, Chaillu and Meboun (Eni operator with a 50% interest) to the independent oil company Perenco for euro 23 million;
•	the sale of exploration permits in Mauritania and marginal interests located offshore in the Gulf of Mexico.

The transactions described above entailed proceeds of euro 548 million.

Eni’s principal regions of operations are described below. In the discussion that follows references to hydrocarbon production are to be intended to be hydrocarbon production available for sale.

Italy

In 2004, Eni’s hydrocarbon production in Italy totalled 266 KBOE/d and represented 17% of Eni’s total production. Eni’s exploration and development interests in Italy are concentrated in the Adriatic Sea, the Central Southern Apennines, Sicily and the Sicilian offshore and the Po Valley. Natural gas production available for sale averaged 1,067 mmCF/d and represented approximately 70% of Eni’s hydrocarbon production in Italy. Eni’s principal natural gas fields are located in the Adriatic Sea (Barbara, Angela/Angelina, Porto Garibaldi/Agostino, Cervia/Arianna, Porto Corsini, Regina and Bonaccia, which collectively accounted for 54% of Eni’s natural gas production in Italy in 2004) and in the Ionian Sea (Luna, which accounted for 9%).

Production of oil in Italy averaged 80 KBBL/d. Eni’s three major oil fields, Val d’Agri in Southern Italy, Villafortuna in the Po Valley and Gela in Sicily, represented 75% of Eni’s total oil production in Italy in 2004. Other oil fields are Aquila in the Adriatic offshore of Southern Italy, Rospo in the Adriatic Sea, Prezioso and Vega offshore Southern Sicily, and Giaurone and Ragusa in Sicily.

Exploration activities onshore yielded positive results with the following wells operated by Eni: (i) Civita 1 Dir (Eni’s interest 70%), a gas bearing well located in the Civita concession in Central Italy; (ii) Tresauro 1 Dir (Eni’s interest 45%) in the Tresauro concession in Sicily containing oil; (iii) Monte dell’Aquila 1 Dir (Eni’s interest 100%) in the Bronte S. Nicola concession in Sicily containing gas and condensates; and (iv) the non-operated Monte Guzzo 1 Dir well, in the Montegranaro concession (Eni’s interest 25%) containing gas in Central Italy.

Two significant seismic acquisitions were made in the Sicily Channel in the area of the Panda field for a total area of 800 square kilometers and in North-Western Sicily in the Casteltermini permit for a total area of 200 square kilometers.

In the Val d’Agri the fourth treatment train of the oil center was started-up and three new wells are being drilled, bringing the number of existing wells to 33 (19 of these are in production). Production is expected to peak at 73 KBOE/d net to Eni in 2006.

The Ministry of Productive Activities awarded to Eni the Casa Schillaci concession (Eni’s interest 100%) where the Pizzo Tamburino gas and liquids field was discovered. An EPC contract is being awarded for the development of the field, with start-up expected in 2005 and an estimated peak production of 1.2 KBOE/d in 2006.

In the Villafortuna/Trecate field (Eni’s interest 100%) the Villafortuna 1 bis Dir well was drilled for the recovery of residual reserves.

Production maintenance actions were performed on the offshore Barbara E-G, Emilio and Agostino (Eni’s interest 100%) and Regina (Eni operator with a 75% interest) fields through the drilling of infilling wells and sidetrack activities, increasing production by about 141 mmCF/d.

During 2004 development resumed at the Naide field with the installation of a platform, the laying of pipe linking it with Cervia and the drilling of a development well.

As part of the portfolio rationalization process, in May 2004 Eni sold its subsidiary Stargas SpA which owned proved and unproved property and whose production in 2003 averaged about 5 KBOE/d, consisting mainly of natural gas.

North Africa

Eni’s operations in North Africa are conducted in Algeria, Egypt, Libya and Tunisia. In 2004, North Africa accounted for 23% of Eni’s total worldwide production of hydrocarbons.

Algeria Eni has been present in Algeria since 1981. In 2004, Eni’s oil production averaged 66 KBBL/d.

The principal oil producing fields operated by Eni are located in the Bir Rebaa area in the South-Eastern desert and include: (i) BRN, BRW, BRSW, HBN, ROM, ZEK, ZEA and ROME (Eni’s share between 50%-100%), which accounted for approximately 48% of Eni’s production in 2004 in Algeria; and (ii) ROD and satellites (Eni operator of the production phase with a 63.96% interest). Other interests held by Eni are HBNS (Eni’s interest 12.25%) and Ourhoud (Eni’s interest 4.59%), which in 2004 accounted for approximately 39% of Eni’s production in Algeria.

In 2004, in Block P 404 area B (Eni’s interest 25%) in the Berkine North East area, near the Ourhoud field, the BKNE-B-2 appraisal well confirmed the presence of hydrocarbons at a depth of about 3,000 meters.

In October 2004 production of the ROD and satellites oilfields in early production in the Bir Rebaa oil center started with a flow of 8 KBBL/d. These fields are located in Blocks 401a/402a and 403a/403d. Production was initially treated at existing facilities. In December 2004 a dedicated treatment plant started operations. When completed, this facility is expected to have a capacity of 80 KBBL/d and production net to Eni is expected to reach a 28 KBBL/d peak in 2005.

In December 2004 the REC field located near the Bir Rebaa oil center started production at an initial level of over 2 KBBL/d net to Eni.

Egypt Eni has been present in Egypt since 1954. In 2004, fields operated by Eni with a production level of 472 KBOE/d (194 KBOE/d net to Eni) accounted for 40% of Egypt’s total annual hydrocarbon production.

In 2004, oil and condensate production averaged 94 KBBL/d net to Eni and came mainly from the Eni operated Belayim and Ashrafi fields in the Gulf of Suez, which covered 83% of Eni’s crude oil production in Egypt.

In 2004, natural gas production available for sale averaged 579 mmCF/d net to Eni. The main natural gas producing interests operated by Eni are concentrated in the Nile Delta – onshore the Abu Madi and el Qar’a interests and in the Mediterranean offshore, the North Port Said (former Port Fouad), Baltim, Ras el Barr and el Temsah interests. Production from these concessions covered over 95% of Eni’s natural gas production in Egypt.

In 2004, exploration produced positive results in the following concessions: (i) Sinai 12 leases (Eni’s interest 50%) located offshore in the Gulf of Suez, where the BMW-1 exploration well found four oil mineralized levels and was linked to existing production facilities; (ii) Ras el Barr (Eni’s interest 25%) located offshore in the Nile Delta, where the Taurt-1 and Taurt-2 exploration wells found gas mineralized levels; and (iii) Ashrafi (Eni’s interest 50%) located in the Gulf of Suez where the Ashrafi H 1X Dir and Ashrafi J-1X Dir showed oil mineralized levels. The first well was linked to existing production facilities. In the Port Fouad concession (Eni’s interest 50%) two gas discoveries were made with the Anshuga 1 and Gambari 1 wells.

In 2004, Eni was assigned three new areas in the Delta (Blocks 32, 24 and 26) and one in the Western Desert (Block 10).

Development activities are ongoing in the natural gas fields located in the following concessions in the Nile Delta offshore: (i) North Port Said (Eni’s interest 50%) where the Nouras A and Nouras B fields started production. Construction work continued at the Barboni development platform and for the extension of the El Gamil terminal. In 2004, production of gas increased from 247 to 350 mmCF/d net to Eni; (ii) Baltim (Eni’s interest 25%) where work continued for the installation of the Baltim North platform and relevant onshore facilities at Abu Madi, whose completion is expected by the end of 2005 in order to reach the contract production level of 212 mmCF/d (64 mmCF/d net to Eni); and (iii) El Temsah (Eni operator with a 25% interest) where production is expected to start in the first quarter of 2005 from the recently installed Temsah 4 platform, which will offset the production decline related to an accident that occurred in August 2004 on the Temsah NW platform. Further development activity is planned in this concession with the objective to reach a peak production of 184 mmCF/d in 2007.

In December 2004, the LNG production plant at Damietta was started-up. The plant (Eni’s interest 40%) has a treatment capacity of 268 BCF/year. Eni plans to supply 106 BCF/year of its natural gas production volumes to this plant in the next 20 years. A second liquefaction train is planned to be installed at the plant with the same capacity of the first train. Eni will supply its production gas to this line as agreed in an intent protocol signed with the Egyptian Government in March 2005.

In January 2005, the NGL plant in Port Said was started-up. The plant (owned by UGDC – Eni’s interest 33%) has a treatment capacity of 1,095 mmCF/d of natural gas and annual production of 330,000 tonnes of propane, 432,000 tonnes of LPG and 1.2 mmBBL of condensates.

Libya Eni started operations in Libya in 1959 with oil fields operated by Eni accounting for approximately 19% of Libya’s annual oil production.

In 2004, Eni’s hydrocarbon production averaged 94 KBOE/d, of these 95% was oil. The main oil fields operated by Eni are Bu-Attifel (Eni’s interest 50%) onshore in the Central-Eastern desert and Bouri (Eni’s interest 30%) in the Mediterranean offshore facing Tripoli, which accounted for 73% of Eni’s production in Libya.

Joint development of the gas, oil and condensate fields of Wafa, located in NC-169 A permit, 520 kilometers South-West of Tripoli, and Bahr Essalam in the NC-41 permit, located in the Mediterranean offshore, 110 kilometers North of Tripoli, is underway. Eni is partner of the development with a 50% interest. Within the development of the Wafa field 24 of the 30 planned producing wells have been completed, as well as the condensate treatment plant and the laying of the pipeline for the transmission of liquids and gas to the Mellitah treatment plant. In September 2004 the first gas shipments were made for the Greenstream gasline and the first shipments of liquids for the Mellitah plant. Within the development of the Bahr Essalam offshore field, 17 producing wells of the 27 planned were completed and, the Sabratha platform is nearing completion along with the laying of the underwater pipeline for the transmission of liquids and gas to the Mellitah treatment plant. Production is expected to start in the second half of 2005. Peak production from the two fields at 240 KBOE/d (124 KBOE/d net to Eni) is expected in 2006. Eni expects its share of capital expenditure for this project to amount to approximately euro 3.1 billion for the upstream phase alone.

Supply in Italy of natural gas through the underwater Greenstream gasline linking Mellitah to Gela in Sicily started on October 1, 2004. When fully operational the gasline will allow the export and sale to third parties 283 of 353 BCF/year of natural gas produced from these two fields (see "Gas & Power").

Early production was started in January 2004 at the Elephant (el Feel) oil field in the NC-174 onshore permit (Eni operator with a 33.33% interest) at 6 KBBL/d net to Eni. The development of this field aims at reaching peak production of 150 KBBL/d (27 KBBL/d net to Eni) in 2007. Production will be delivered to the Mellitah terminal through a 725-kilometer long pipeline with a 30-inch diameter, currently under construction.

In the medium term, according to management’s plans, the reaching of full production of fields under development will lead to a significant increase in Eni’s hydrocarbon production in Libya from current levels.

West Africa

Eni’s operations in West Africa are conducted in Angola, Congo and Nigeria. In 2004, West Africa accounted for 20% of Eni’s total worldwide production of hydrocarbons.

Angola Eni has been present in Angola since 1980. In 2004, Eni’s oil production averaged 78 KBBL/d. Eni’s main oil producing fields are located in Block 0 in Cabinda (Eni’s interest 9.8%), Block 14 (Eni’s interest 20%) and Block 15 (Eni’s interest 20%). The main oil fields in Block 0 are Takula, Nemba and Malongo, which in 2004 accounted for approximately 50% of Eni’s production in Angola.

The national oil company Sonangol renewed the exploration license for Block 14 until March 1, 2007, based on a new exploration program. The exploration license for offshore Block 0-former Cabinda (Eni’s interest 9.8%) was renewed until December 31, 2030.

In Block 14K/A-IMI (Eni’s interest 10%), deriving from the unitization of areas formerly belonging to Block 14 and to Block Haute Mer (Congo), the Lianzi 1 well yielded 12 KBBL/d of high quality oil in test production.

In area B of Block 0 in January 2005 production started at the Bomboco oil field, while development is underway at the North Sanha field, which will produce condensates and LPG, and is expected to start-up in the second quarter of 2005. Peak production is expected at 100 KBBL/d (11 KBBL/d net to Eni) in 2007.

The main field in the deep waters of Block 14 is Kuito, which in 2004 produced approximately 57 KBBL/d (10 KBBL/d net to Eni). In this block development is underway of the Benguela/Belize and Lobito/Tomboco oil fields. The project provides for two phases; the first one between 2005 and 2006 for the development of the Benguela/Belize fields by means of the installation of a Compliant Piled Tower (CPT) at a depth of 400 meters and the second one between 2006 and 2007 for the development of the Lobito/Tomboco fields through the drilling of underwater wells and their linkage to the production facilities of the CPT. A total of 52 development wells will be drilled (31 producing and 21 water injection wells). Production is scheduled to start in 2006 by means of the Kuito FPSO vessel, reaching a peak of 34 KBBL/d net to Eni in 2008. Eni expects its share of capital expenditure for this project to amount approximately to dollar 440 million.

In August 2004 the Hungo and Chocalho oil fields started production as part of Phase A of the development project of fields discovered in the area called Kizomba in Block 15 (Eni’s interest 20%) in the Angolan offshore at a water depth of about 1,500 meters. A total of 59 wells will be drilled and completed by an underwater system connected to a Tension Leg Platform linked to an FPSO vessel with a treatment capacity of 250 KBBL/d. Production is expected to peak at 43 KBBL/d net to Eni by 2006.

In this same area Phase B is underway under a project scheme similar to that of Phase A, aimed at the development of the Kissanje and Dikanza oil fields. Production is expected to start in the fourth quarter of 2005 and to peak at 250 KBBL/d (43 KBBL/d net to Eni) by 2007. Eni expects its share of capital expenditure for this project to amount to approximately dollar 700 million.

In Block 15 in 2004, the Mondo project was approved as part of Phase C of the development of the Kizomba area fields. Production is expected to start in 2007 and to peak at 125 KBBL/d (18 KBBL/d net to Eni) by 2008. Eni expects its share of capital expenditure for this project to amount to approximately dollar 300 million.

In the medium term, according to management’s plans, the reaching of full production of fields started-up in 2004 and the contribution of new development projects will allow Eni’s production in Angola to increase significantly from current levels.

Congo Eni has been present in Congo since 1968 and is the second largest international oil producer, with oil fields operated by Eni accounting for 34% of Congo’s total oil production in 2004 (72 KBBL/d net to Eni). Eni’s principal oil producing interests operated in Congo are located in the offshore facing Pointe Noire and include: the Zatchi, Foukanda, Mwafi and Djambala fields (Eni’s interest 65%), the Loango field (Eni’s interest 50%) and the Kitina field (Eni’s interest 35.75%), which together accounted for approximately 60% of Eni’s production in Congo in 2004. Other fields are Pointe Noire Grand Fond and Pex (Eni’s interest 35%,) which accounted for approximately 40% of Eni’s production in Congo in 2004.

In February 2004 an oil discovery was made in the Mer Très Profonde Sud permit (Eni’s interest 30%) with the Pegase Nord Marine 1 exploration well, which yielded 14 KBBL/d in test production from four mineralized levels.

Nigeria Eni has been present in Nigeria since 1962. In 2004, Eni’s hydrocarbon production averaged 158 KBOE/d and accounted for approximately 10% of Nigeria’s hydrocarbon production.

In 2004, exploration gave positive results, four discoveries were made in onshore production areas in the OML 60/61/62/63 permits (Eni operator with a 20% interest) with the Osiama Creek South 1 Dir and 2 Dir, Obutoru Creek 1 Dir ST1 and Obiafu 34 wells all containing mainly oil. Two discoveries were made in conventional offshore areas: (i) in the OML 74 permit (Eni’s interest 12.86%) with the JKG1-X well containing oil and gas; (ii) in the OML 116 permit with the Agbara Deep 1 Dir ST1 Appr. A well which found deep levels mineralized with gas and condensates.

Eni’s principal producing fields in Nigeria are located in: (i) four onshore Blocks (OML 60/61/62/63) in the Niger Delta (Eni’s interest 20%), which in 2004 accounted for 22% of Eni’s production in Nigeria; (ii) the offshore OML 125 Block (Eni’s interest 50.19%), where the Abo field is located, which produced over 13 KBBL/d net to Eni in 2004. The development of other levels of the Abo field is expected to allow Eni to achieve a production peak of 45 KBBL/d (18 KBBL/d net to Eni) in 2007; and (iii) the offshore OML 119 Block (former OPL 91), operated through a service contract, where the Okono and Okpoho oil fields are located.

Eni also holds a 5% interest in NASE, the largest oil joint venture in the country relating to 36 onshore blocks. The major development projects underway are Cawthorne Channel and Forcados/Yokri, which involve drilling infilling wells in producing fields and expanding existing production facilities. Natural gas production commenced at Cawthorne Channel in March 2005 (134 mmCF/d), at Forcados/Yokri in October 2004 (81 mmCF/d). Natural gas from the two fields is destined for the Bonny liquefaction plant. Oil production from the two fields is expected to peak at 90 KBBL/d of oil (5 KBBL/d net to Eni) in 2006.

Development initiatives are ongoing in the OML 60 and 61 permits (Eni operator with a 20% interest) for guaranteeing natural gas supplies to the six trains of the Bonny liquefaction plant (three already operating, two with start-up expected in 2005), which will bring the completed plant to a production capacity of 936 BCF/year of LNG in 2007 (Eni’s interest 10.4%, see "Gas & Power - Development Projects"). When the plant is in full operation, Eni will supply 254 mmCF/d of its production volumes of natural gas.

The Kwale-Okpai combined cycle power station (Eni’s interest 20%) started operations in April 2005, with a generation capacity of 480 megawatts on two turbogenerators. The power station is fed with gas from the Kwale fields in Block OML 60 (Eni operator with a 20% interest) which will supply up to 71 mmCF/d of natural gas when the power station is fully operational.

Eni holds a 12.5% interest in the Bonga oil field located in offshore Block OML 118 at a water depth between 950 and 1,150 meters, where development is underway. Exploration, still underway, was successful with the Bonga West well that found various mineralized levels and with the Bonga N 1X well. Production is expected to start in late 2005, with a peak flow of 190 KBBL/d (21 KBBL/d net to Eni) in 2007. Eni expects its share of capital expenditure for this project to amount to approximately dollar 300 million.

In the offshore OML 119 permit (Eni operator of the service contract), in January 2004 the FPSO Mystras started operations. Drilling, connection and production start-up of the Okpoho platform was completed. Production from the Okono and Okpoho oil fields amounted to about 55 KBBL/d (27 KBBL/d net to Eni) in 2004.

According to management's plants, in the medium term, the development initiatives underway will lead to a significant increase over current levels in Eni’s production in Nigeria.

North Sea

Eni’s operations in the North Sea area are conducted in Norway and the United Kingdom. In 2004, the North Sea accounted for 19% of Eni’s total worldwide production of hydrocarbons.

Norway Eni has been operating in Norway since 1964. In 2004 Eni’s hydrocarbon production averaged 141 KBOE/d. Eni’s principal producing interests are the Ekofisk field (Eni's interest 12.39%) in the North Sea, and the Aasgard (Eni's interest 14.9%) and Norne (Eni's interest 6.9%) fields in the Norwegian Sea which together accounted for 85% of Eni’s production in Norway in 2004.

Eni is operator with interests ranging from 20% to 70% in 9 licenses. In the Barents Sea Eni holds interests in 30 licenses with interests varying from 5 to 50% and is operator of the PL 201 and PL 229 permits (with Eni's interests of 67% and 65%, respectively), where the Goliath field was discovered in 2000.

In 2004 in the PL 128 permit (Eni’s interest 11.5%), exploration activities led to the drilling of the Linerle well containing oil.

In June 2004 Eni was awarded four exploration licenses (PL324, PL329, PL325 and PL323) in the Norwegian Sea, the latter two as operator with a 40% interest. In Eni’s view, these licenses have great mineral potential and represent a new opportunity to strengthen its strategic position in Norway.

Development of the Kristin gas and oil field (Eni’s interest 9%) located in the PL134 permit in the Haltenbanken area in the Norwegian Sea continued in 2004. The development plan foresees the drilling of 12 underwater wells, the installation of a semi-submersible platform with treatment facilities and the laying of a gas pipeline connecting it with the Aasgard Transport Pipeline, 10 kilometers from Kristin, and of a 20-kilometer long oil pipeline to carry condensates to the Aasgard C storage vessel. Production from Kristin is expected to start in October 2005 and to peak at 211 KBOE/d (19 KBOE/d net to Eni) in 2006. Eni expects its share of capital expenditure for this project to amount to approximately dollar 256 million.

In the PL128 permit (Eni’s interest 11.5%) development is underway of the (mainly oil) Svale and Staer fields. Their proximity to the Norne production and transport infrastructure (Eni’s interest 6.9%) allows for synergies. Production is expected to start in late 2005 and to peak at 6 KBBL/d net to Eni in 2006.

The United Kingdom Eni has been present in the United Kingdom since 1964. In 2004 Eni’s production of hydrocarbons averaged 159 KBOE/d.

Eni’s principal producing interests in the United Kingdom are Elgin/Franklin (Eni’s interest 21.87%), MacCulloch (Eni’s interest 40%), fields located in the Liverpool Bay (Eni’s interest 53.9%) and J-Block (Eni’s interest 33%). In 2004 these fields accounted for 71% of Eni’s production in the United Kingdom.

Eni holds interests in various exploration licenses in the deep offshore. In Block 206/1 (Eni’s interest 20%) located West of Shetland, the appraisal campaign was successfully completed with the gas and condensate Laggan discovery, where two appraisal wells were drilled in water depths of 600 meters. In September 2004, the well 2006/4AZ was tested at 37.8 mmCF/d of gas. Information gathered is presently being analyzed and will be integrated into the necessary studies for the final decision for the development of Laggan.

Within the rationalization process of Eni’s asset portfolio in the North Sea following the purchase of British-Borneo and Lasmo, Eni sold its interests in the T-Block (Eni operator with an 88.87% interest) which contains the Thelma, Tiffany and Tony oil fields, and in the B-Block (Eni operator with an average interest of 60%), where the Balmoral, Glamis and Stirling oil fields are located, as well as its interest in the Markham gas field (Eni operator with a 37.53% interest) offshore the Netherlands.

Rest of the World

In 2004, Eni’s operations in the rest of the world accounted for 21% of its total worldwide production of hydrocarbons.

In Saudi Arabia in March 2004 Eni, as operator of a consortium with an international oil company and Saudi Aramco, was awarded an exploration license (Eni interest being 50%) for exploration, development and production of natural gas in the C area covering approximately 52,000 square kilometers in the Rub al Khali basin at the border with Qatar and the United Arab Emirates. The project provides for geophysical surveys and the drilling of 4 exploration wells. The gas discovered will be sold to the domestic market for power generation, water desalinization and as feedstock to petrochemical plants. Condensates and LPG extracted from the gas will be exported to international markets. This project marks Eni’s return to upstream activities in a country where it had operated in the early 1970s.

Australia Eni has been present in Australia since 2000. In 2004, Eni’s hydrocarbon production averaged 20 KBOE/d mainly of oil.

Eni holds interests in 9 exploration licenses in the North-Western offshore, in seven of which it is operator with interests ranging from 65% to 100%. Three of these licenses are located in the Timor Sea (WA-280-P, AC/P-21 and TP-22), and four in the Western offshore (WA-326-P, WA-328-P, WA-25-L and WA-22-L).

In June 2004 in the WA-25-L permit (Eni is operator with a 65% interest) near the WA-234-P permit where the Woollybutt field is located, drilling of the Scallybutt-1 appraisal well started and identified hydrocarbon reserves on the Western side of Woollybutt. Evaluations are underway for defining the amount of additional reserves present.

In February 2004 production started from the offshore gas and liquid Bayu Undan field (Eni’s interest 12.04%) located in the Zoca 91/12-13 Block in the international cooperation area between Australia and East Timor, at a water depth of 80 meters. In 2004, the field produced about 6 KBBL/d net to Eni. Production is scheduled to peak at about 160 KBBL/d (18 KBBL/d net to Eni) in 2009. The project includes two phases. The first phase, started in February 2004, for the development of liquids and the second phase, excepted to commence late in 2006 for the development of LNG. In phase one three production and treatment platforms, relevant facilities and an FSO vessel for the storage of liquids have been installed. The second phase entails the construction of a 26-inch diameter 500 kilometer long sealine that will link the field to Darwin, where an onshore LNG plant with a 3.5 million tonnes/year capacity is under construction. Under a 17-year long contract, gas produced will be sold to two Japanese companies, Tokyo Electric and Tokyo Gas, that bought a 10.08% interest in the integrated project. LNG production is scheduled to commence in the first quarter of 2006. Eni expects its share of capital expenditure for this project to amount to approximately dollar 256 million.

Azerbaijan As part of its asset rationalization program, in 2004, Eni divested all its interests in proved and unproved property held in Azerbaijan. Eni still retains a 5% interest in the Baku-Tblisi-Ceyhan pipeline (BTC) corresponding to a right to transport up to 50 KBBL/d of crude oil.

Croatia Eni, through a 50/50 joint venture with INA, the national Croatian company, operates the Ivana natural gas field, located 40 kilometers West of Pola in the Adriatic offshore in approximately 40 meter deep waters. The field is operated through a main production platform, called Ivana A, and three satellite platforms, Ivana B, D and E.

In November 2004 the Marica field started production at 2 KBOE/d net to Eni. In the medium term the reaching of full production at Marica and the development of other fields discovered in the area – Ivana C/K, Ika, Ida, Katarina and Annamaria – are expected to increase Eni’s current production level of 6 KBOE/d, until reaching a peak production of 10 KBOE /d net to Eni in 2007.

Indonesia Eni has been present in Indonesia since 2000. In 2004, hydrocarbon production net to Eni averaged 29 KBOE/d. Eni’s producing interests are located in the onshore area in East Kalimantan (Borneo) regulated by the Sanga Sanga PSA (Eni’s interest 37.81%) operated by Virginia Indonesia Co, in which Eni holds a 50% interest. This area produces mainly natural gas (about 80%). This gas is treated at the Bontang liquefaction plant, the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets.

Eni’s exploration activities in Indonesia focus on the deep offshore of East Kalimantan (Borneo). Eni holds interests in 8 exploration permits with interests ranging from 20% to 50% (Ganal, Rapak, Popodi, Papalang, Muara Bakau, Ambalat and Bukat), and 100% in the Bulungan Block in the Tarakan basin. Eni is operator of Muara Bakau, Ambalat, Bukat and Bulungan located in the Kutei and Tarakan oil basins.

In the Ganal exploration area (Eni’s interest 20%) in the Kutei basin, the Gehem-2 and Gehem-3 exploration wells, drilled to a total depth of 5,360 and 5,000 meters, respectively, confirmed the extension of the gas and condensates bearing strata already identified by the previous well Gehem-1 and identified a new oil bearing area. According to the development plan, gas produced will be sent to the Bontang liquefaction plant. This project is the first step of the Kutei Master Plan for the integrated development of all discoveries in the area (including Gehem, Gada, Gula and Ranggas).

Appraisal activities on the Gula discovery had a positive outcome. The exploration well Gula-3 drilled at a depth of 5,335 meters allowed identification of further gas bearing strata.

In the Bukat permit in Tarakan, Eni as operator made an oil and gas discovery currently under evaluation.

Iran Eni has been present in Iran since 1957. In 2004, liquid production net to Eni averaged 9 KBBL/d. The main producing oil fields operated by Eni under buy back contracts are South Pars phases 4 and 5 (Eni operator with a 60% interest) in the offshore of the Persian Gulf and Darquain (Eni operator with a 60% interest) onshore. Eni also holds interests in the Dorood (45%) and Balal (38%) fields in the offshore of the Persian Gulf.

In October 2004 production of the natural gas and condensate South Pars field phases 4 and 5 commenced. The project provides for: (i) the drilling of 24 wells; (ii) the installation of two offshore platforms in waters about 70 meters deep and of facilities for transporting the raw gas onshore; and (iii) the construction of an onshore gas center at Assaluyeh for the separation of ethane, propane, butane and condensates.

The contract provides that the field’s liquid production be used to compensate costs incurred and to provide return on invested capital.

At the end of 2004 production amounted to over 706 mmCF/d of natural gas and is expected to reach 706 BCF/year of gas and, after the separation, one million tonnes/year of propane and butane and 80 KBBL/d of condensates. In December production of liquids started with about 30 KBBL/d net to Eni. A production peak of 53 KBBL/d net to Eni is expected in 2008.

Development continued at the Darquain oil field (Eni operator with a 60% interest) located onshore about 50 kilometers North-East of Abadan. The first phase was completed with the drilling of 8 wells, the construction of an oil center with relevant facilities and meeting the production target set at 50 KBBL/d (about 4 KBBL/d net to Eni). The second development phase providing for the drilling of 19 additional wells and the expansion of the oil center capacity to 165 KBBL/d by means of gas injection was started. A production peak of approximately 17 KBBL/d net to Eni is expected in 2007.

The development of the Dorood oilfield (Eni’s interest 45%) near the Kharg island continued. The completion of drilling is expected in 2006. Production is expected to peak at 85 KBBL/d (10 KBBL/d net to Eni) at the end of 2005.

Kazakhstan Eni has been present in Kazakhstan since 1992. Eni, with an 18.52% interest, is operator for a consortium of six international oil companies and the national Kazakh company Kazmunaygaz (KMG) under the North Caspian Sea. The consortium changed its structure in March 2005 when British Gas left the project. The remaining members exercised their pre-emptive right and acquired British Gas’s interest (16.67%) in proportional shares and sold half of this newly acquired interest to KMG now new partner of the PSA. The consortium is involved in the exploration and production of hydrocarbons in the offshore area where the Kashagan field was discovered; management considers this field to be the most important discovery in the world in the past thirty years. On February 25, 2004 the development plan for Kashagan was approved by the Kazakh authorities. The plan will be implemented in multiple phases. Production is expected to start in 2008 at an initial level of 75 KBBL/d and to increase to 450 KBBL/d at the end of the first development phase. Production plateau is targeted at 1.2 mmBBL/d. Total capital expenditure is estimated at dollar 29 billion (5.4 billion being Eni’s share) excluding the capital expenditure for the construction of the infrastructure for exporting production to international markets, for which various options are being considered by the consortium. One of these options includes the laying of a pipeline connecting Kashagan with the BTC pipeline, which is planned to start operations late in 2005 (Eni’s interest 5%). The development of the field provides for the drilling of 280 wells and the construction of platforms and artificial islands (hubs) which will collect production from satellite islands. Oil and non-reinjected gas will be treated in the hubs and delivered, through two separate lines, to onshore treatment plants (located at Eskene West, near Atyrau). The oil will be further stabilized and purified; natural gas will be treated for the removal of hydrogen sulfide and will be mostly used as fuel for the production plants. The remaining amounts will be marketed. At March 2005, within the first phase of the field’s development, contracts for a total of dollar 6.7 billion were awarded for the construction of infrastructure for developing the field and for offshore production (drilling, treatment and reinjection of sour gas) and onshore treatment plants. The most advanced techniques are going to be applied in the completion of the project in order to cope with high pressures in the field and the presence of hydrogen sulfide. In 2004, the exploration campaign in the area of the North Caspian Sea PSA was completed with the testing of the sixth and last commitment well Kairan-1. The campaign had a 100% success rate. Appraisal activities of the other discoveries made in the area (Kalamkas, Kashagan SW, Aktote and Kairan) gave positive results with the Kashagan KE-6 and Aktote AK-2 Dir wells.

Eni, with a 32.5% interest is co-operator with British Gas of the Karachaganak project in a consortium composed of four international oil companies. In 2004, production from this field (net to Eni) averaged 54 KBBL/d of liquids and 195 mmCF/d of natural gas. The development of the natural gas and condensate field is organized by stages, in accordance with a Final Production Sharing Agreement. On June 9, Eni made its first oil shipment from Karachaganak to the Novorossiysk terminal on the Russian coast of the Black Sea through the Caspian Pipeline Consortium (in which Eni holds transport rights up to 3 million tonnes/year). In the last months of 2004 production of liquids reached 232 KBBL/d (70 KBBL/d net to Eni).

United States Eni has been present in the United States since 1966 and holds interests in more than 300 exploration licenses, in particular as operator with interests varying from 30% to 100% in over 50 licenses in the Gulf of Mexico. In 2004, Eni’s hydrocarbon production averaged 43 KBOE/d. The main producing fields operated by Eni are Allegheny (Eni’s interest 100%) Morpeth (Eni’s interest 100%) and King Kong (Eni’s interest 50%), which accounted for 64% of Eni’s production in the United States in 2004.

A wide exploration campaign is ongoing that had a positive outcome in 2004 with three new oil discoveries: the South Allegheny (Eni operator with a 100% interest), North Black Widow (Eni’s interest 30%) and Ulysses (Eni’s interest 29.375%) wells. Production is expected to start in 2005 using the production facilities of the nearby Allegheny, Morpeth (Eni’s interest 100%) and Medusa (Eni’s interest 25%) fields, respectively.

Furthermore the appraisal wells in the St. Malo discovery (Eni’s interest 1.25%) and the Hadrian exploration well (Eni’s interest 25%) confirmed the presence of commercial quantities of reserves of hydrocarbons.

Eni is operator in the development of the K2 oil field (Eni’s interest 18.17%) where production commenced in May 2005. A peak production of 32 KBBL/d (5 KBBL/d net to Eni) is expected in late 2005.

Venezuela Eni has been present in Venezuela since 1998 and is operator with a 100% interest of the Dación oil field, regulated by a service contract with a 20 year term. In 2004, production from this field averaged 67 KBBL/d net to Eni. Drilling and workover interventions on producing wells are planned for maintaining current production levels. Eni holds a 26% interest in the Corocoro oil field in the West Paria Gulf block under development, located at the mouth of the Orinoco river. Production is expected to start in 2007 with a peak of 14 KBBL/d net to Eni in 2008.

Eni holds interests in two exploration permits: Gulf of Paria East (Eni’s interest 30%) and Gulf of Paria West (Eni’s interest 40%), both in conventional waters. In 2004, two hydrocarbon discoveries were made (Punta Sur and Tiburon) and an evaluation plan is being prepared.

Pakistan Eni has been present in Pakistan since 2000. In 2004, production net to Eni averaged 45 KBOE/d, mainly of natural gas. The main natural gas producing fields operated by Eni are Bhit (Eni’s interest 40%) and Kadanwari (Eni’s interest 18.42%), which in 2004 accounted for 44% of Eni’s production in Pakistan. Eni also holds interests in the Sawan (23.68%), Zamzama (17.75%) and Miano (15.16%) fields. In the first quarter of 2005 the Rehmat field (Eni’s interest 30%) was started-up.

Eni is operator in the Manchar (Eni’s interest 55%) and Gorakh (Eni’s interest 92.5%) permits in the Kirthar Foldbelt area and holds interests between 30% and 40% in four exploration permits in the Middle Indus Basin. In February 2005, two permits were acquired in the Indus offshore (Blocks M and N, Eni’s interest 100%).

Capital Expenditure

See "Item 5 – Liquidity and Capital Resources – Capital Expenditure by Segment".

Storage

Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (Stogit) to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with Article 21 of Legislative Decree No. 164 of May 23, 2000, which provided for the separation of storage from other activities in the field of natural gas.

Storage services are provided by Stogit through eight storage fields located in Italy, based on ten storage concessions6 vested by the Ministry of Productive Activities.

In 2004, Stogit increased storage capacity and the share of capacity used by third parties, which reached more than 50%. From the beginning of its operations Stogit markedly increased the number of customers served and the share of revenues from third parties; from a nearly negligible amount, the latter accounted for 38% of total revenues in 2004.

Storage	2002	2003	2004

Available capacity:
- modulation and mineral	(billion cubic meters)	7.1	7.1	7.5
. share utilized by Eni	(%)	66	53	47
- strategic	(billion cubic meters)	5.1	5.1	5.1
Total customers	(No.)	20	30	39
. modulation and upstream storage customers	(No.)	14	24	29

Gas & Power

Eni is engaged in the business of natural gas supply, transport and sale mainly in Italy and in the rest of Europe. Eni is also engaged in the business of electricity generation, which is conducted in Italy.

Eni is pursuing the development of sales in the rest of Europe and in the LNG business in order to compensate for lower growth opportunities on the domestic market due to the limits imposed on operators by the sector regulation. In Italy, Eni intends to maintain sales volumes within the regulatory limits through the optimal allocation of supplies between direct sales in Italy and in the rest of Europe and by using natural gas at its own electricity generation plants and, at the same time, leveraging on the expected consumption growth. Eni’s marketing policy will aim to achieve customer satisfaction by means of market segmentation, the integration of marketing actions and structures and the expansion and customization of services offered to customers.

The development of sales on the European gas market will leverage the competitive advantage of Eni’s diversified portfolio of supply contracts and extensive gas pipeline network, which allows for the supply of natural gas from several sources, as well as the long standing relationships with producing countries. Eni intends to consolidate its presence in target markets (Iberian Peninsula, Germany and Turkey) and develop sales in markets with significant growth and profitability prospects (in particular France and the United Kingdom).

Eni also intends to expand its presence in LNG in order to increase the value of its own natural gas reserves in West and North Africa, in the Far East and in Latin America. Eni intends to participate in projects concerning natural gas liquefaction and regasification.

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

Demand for Natural Gas in Italy

With consumption amounting to 80 billion cubic meters in 2004 (increasing by over 3% over 2003) Italy is the third largest European market for natural gas after Great Britain and Germany. In 2004, about 20% of natural gas requirements were met through domestic production (including natural gas volumes withdrawn from storage), while imports covered 80%.

Eni expects natural gas consumption in Italy to reach about 91 billion cubic meters in 2010, corresponding to an annual average increase of about 2%.

Most of this increase will concern natural gas used in electricity generation, because of the significant advantages of the use of natural gas in combined cycle plants, due to its lower investment cost, higher yields and reduced polluting emissions as compared to other fuels. Demand is expected also to increase from residential and commercial users, due to the increased use of natural gas in residential space heating in households and services, in large tertiary firms and as vehicle fuel.

Natural Gas Purchases

In 2004, Eni’s Gas & Power Division supplied 76.72 billion cubic meters of natural gas, with a 5.56 billion cubic meters increase over 2003, up 7.8%, related to higher volumes purchased outside Italy (6.42 billion cubic meters), offset in part by lower production volumes supplied in Italy (0.86 billion cubic meters). Natural gas volumes supplied outside Italy (65.42 billion cubic meters) represented 85% of total supplies (83% in 2003).

Outside Italy increases concerned purchases from Russia for Italy (up 1.70 billion cubic meters) partially due to the reaching of full operation of the long-term supply contract signed in 1996 with Gazexport, from Russia for Turkey (up 0.97 billion cubic meters) related to the supply contract with the Turkish company Botas, and from Algeria, the Netherlands, Libya and Norway (up 2.33, 1.04, 0.55 and 0.30 billion cubic meters, respectively) for both the Italian and European markets. LNG purchases from Algeria declined (0.71 billion cubic meters) due to lower supplies from Sonatrach related to an accident occurred in early 2004 at the Skikda liquefaction plant, which reduced its treatment capacity.

In 2004, a total of 0.93 billion cubic meters of natural gas were withdrawn from the storage sites of Stoccaggi Gas Italia SpA (Eni’s interest 100%) as compared to 0.84 billion cubic meters in 2003.

The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

Natural gas supplies	2000	2001	2002	2003	2004

(billion cubic meters)
Italy	13.64	14.62	12.67	12.16	11.30
Russia for Italy	21.03	19.51	18.62	18.92	20.62
Russia for Turkey				0.63	1.60
Algeria	21.56	18.39	16.35	16.53	18.86
The Netherlands	6.09	7.00	7.55	7.41	8.45
Norway		1.10	4.83	5.44	5.74
Croatia			0.31	0.65	0.68
The United Kingdom			1.48	1.98	1.76
Hungary	2.67	3.11	3.05	3.56	3.57
Libya					0.55
Algeria (LNG)	2.01	1.79	1.92	1.98	1.27
Others (LNG)			0.30	0.72	1.00
Other supplies via gasline					0.08
Other supplies	0.02	0.03	0.03	0.04	0.04
Others outside Europe	0.94	0.96	0.96	1.14	1.20
Outside Italy	54.32	51.89	55.40	59.00	65.42
Total supplies	67.96	66.51	68.07	71.16	76.72
Withdrawals from (inputs to) storage	(2.43)	0.13	(1.43)	0.84	0.93
Network losses and measurement differences	(0.90)	(0.92)	(0.50)	(0.61)	(0.52)
Available for sale	64.63	65.72	66.14	71.39	77.13

In order to meet the medium and long-term demand for natural gas, in particular of the Italian market, Eni entered into long-term purchase contracts with producing countries that currently have a residual average term of approximately 16 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.3 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, the Netherlands 9.8, Norway 6 and Nigeria LNG 1.5) by 2008. The average annual minimum quantity (take-or-pay) is approximately 85% of said quantities. Despite the fact that management plans to sell outside Italy the increasing volumes of natural gas available under Eni’s take-or-pay contracts, the expected development of Italian demand and supply of natural gas in the medium and long-term and the evolution of regulations in this segment represent a risk element in the management of take-or-pay contracts. See Item 5 – "Contractual Obligations".

In 2003, Eni took about 540 million cubic meters less than its total minimum offtake obligation; this lower offtake was compensated for by higher offtake in 2004. Management believes that Eni’s fulfillment of obligations under take-or-pay contracts in 2005 is not likely to be an issue based on trends in natural gas sales in the first quarter of 2005 and expected trends for the remainder of the year. See "Item 5 – Recent Developments and Management Expectations of Operations.

In 2003, Eni and Gazexport (Gazprom) signed an agreement under which Eni has the right to sell the gas it purchases from Gazexport (Gazprom) in countries other than Italy. This agreement entails the cancellation of the so called territory destination clause. Gazexport (Gazprom), in turn, can sell its gas to other Italian operators. This agreement was filed for approval with the European Commission, which concluded its examination of the contract, relating to the previous territory destination clause agreed between Eni and Gazexport (Gazprom). The Commission requested Eni to assume additional obligations favoring competition, in particular: (i) Eni should make volumes of natural gas purchased from Gazexport (Gazprom) available outside Italy; and (ii) Eni shall promote the upgrading of the TAG gasline (from Austria into Italy) with deadlines consistent with the decision of third parties to build LNG terminals in Italy.

Natural Gas Sales in Italy and Europe

In 2004, natural gas sales (84.45 billion cubic meters, including own consumption and Eni’s share of sales of affiliates) increased by 6.12 billion cubic meters over 2003, up 7.8%, due mainly to higher sales in the rest of Europe (up 4.33 billion cubic meters).

In an increasingly competitive market, natural gas sales to third parties in Italy (50.39 billion cubic meters) decreased by 0.47 billion cubic meters over 2003, down 0.9%, due mainly to a decline in sales to wholesalers (down 1.18 billion cubic meters), as well as the impact of warmer weather conditions, a decline in sales to industries (down 0.78 billion cubic meters), and the fact that in the fourth quarter part of sales (0.54 billion cubic meters) to operators in these segments – in particular wholesalers – were made in accordance with certain decisions of the Antitrust Authority (so called gas release)7. See "Regulation of the Italian Hydrocarbon Industry – Gas & Power" below. These declines were offset in part by higher sales to thermoelectric users (up 0.89 billion cubic meters).

Natural gas sales in the rest of Europe (21.87 billion cubic meters) increased by 4.33 billion cubic meters (up 24.7%) due to increases registered in (i) sales under long-term supply contracts with Italian operators of the natural gas market (up 1.71 billion cubic meters), partly due to the start-up of supplies from Libyan fields in the fourth quarter of 2004; (ii) supplies to the Turkish market via the Blue Stream gasline (up 0.97 billion cubic meters); (iii) Spain (up 0.60 billion cubic meters) related to increased supplies to the electric company Iberdrola and to the start-up of supplies to Eni’s affiliate Unión Fenosa Gas (Eni’s interest 50%); (iv) Germany, related to the start-up of supplies to Eni’s affiliate GVS (Eni’s interest 50%) and to a German operator (overall 0.56 billion cubic meters); (v) the United Kingdom related to gas marketing activities (up 0.27 billion cubic meters); and (vi) France, related to the beginning of gas marketing activities (up 0.15 billion cubic meters).

Own consumption8 amounted to 3.70 billion cubic meters (1.90 billion cubic meters in 2003) and concerned essentially supplies to EniPower (2.61 billion cubic meters), to Polimeri Europa (0.34 billion cubic meters) and to Eni’s Refining & Marketing segment (0.25 billion cubic meters).

Sales of natural gas by Eni’s affiliates (net to Eni and net of Eni’s supplies) amounted to 7.32 billion cubic meters, increasing by 0.38 billion cubic meters over 2003, up 5.5%, and concerned: (i) GVS with 3.37 billion cubic meters; (ii) Galp Energia (Eni’s interest 33.34%) with 1.34 billion cubic meters; and (iii) volumes of natural gas (1.48 billion cubic meters) treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) in Nigeria, sold by Nigeria LNG Ltd to US and European markets.

The table below sets forth Eni’s sales of natural gas by principal market for the periods indicated.

Natural gas sales	2000	2001	2002	2003	2004

(billion cubic meters)
Italy	57.82	56.74	50.43	50.86	50.39
Wholesalers	20.68	21.09	17.02	15.36	14.18
Gas release					0.54
End customers	37.14	35.65	33.41	35.50	35.67
Industrial users	18.37	18.53	14.43	13.17	12.39
Thermoelectric users	12.27	12.21	12.48	15.03	15.92
Residential	6.50	4.91	6.50	7.30	7.36
Rest of Europe	3.90	6.05	12.77	17.54	21.87
Outside Europe	0.91	0.93	0.92	1.09	1.17
Total sales to third parties	62.63	63.72	64.12	69.49	73.43
Own consumption	2.00	2.00	2.02	1.90	3.70
Total sales to third parties and own consumption	64.63	65.72	66.14	71.39	77.13
Sales of natural gas of Eni’s affiliates (net to Eni)	0.87	1.38	2.40	6.94	7.32
Europe	0.41	0.93	1.93	6.23	6.60
Outside Europe	0.46	0.45	0.47	0.71	0.72
Total sales of natural gas	65.50	67.10	68.54	78.33	84.45

The Italian Natural Gas Market

The Italian natural gas market is made up of three main segments: residential and commercial, industrial and thermoelectric. Customers can be divided into three groups: (i) high consumption final users directly linked to the national and regional natural gas high pressure networks; (ii) final customers such as residential and commercial users, hospitals, schools, public utilities, small enterprises located in urban centers supplied by wholesalers through low pressure networks; and (iii) wholesalers (mainly local distribution companies and distributors of natural gas for automotive use) purchasing natural gas to sell it to final customers.

In 2004, Eni’s natural gas sales to wholesalers amounted to 14.18 billion cubic meters (down 7.7% over 2003).

In 2004, natural gas consumption in the Italian industrial segment amounted to approximately 22.6 billion cubic meters (29% of total final consumption), with a 3.5% increase over 2003. In 2004, Eni’s sales of natural gas to industrial users amounted to 12.39 billion cubic meters (down 5.9% over 2003).

In 2004, natural gas consumption in the Italian thermoelectric segment amounted to approximately 28 billion cubic meters (35% of total final consumption), with an approximately 9% increase over 2003. In 2004, Eni’s sales of natural gas to thermoelectric users amounted to 15.92 billion cubic meters (up 5.9% over 2003).

In 2004, natural gas consumption in the Italian residential and commercial segment amounted to over 28 billion cubic meters (36% of total final consumption), with a 1% decrease over 2003 due to the effect of warmer weather conditions. Following the merger with Italgas Più Eni manages directly over 5 million residential customers and in 2004 Eni’s sales in this segment amounted to 7.3 billion cubic meters (up 0.8% over 2003).

Eni’s commercial structure is organized by branches in Italy in order to react promptly and efficiently to the requirements of large and medium enterprises, thermoelectric producers and wholesalers. Eni’s marketing policy towards clients of those segments provides for customized contractual options including, among others, various price formulas and types of indexations aimed at controlling price volatility, on the basis of purchase needs of clients. Eni’s commercial policy leverages on: (i) a dedicated sales team; (ii) a contact center business; (iii) a website providing new services of analysis and monitoring of costs and gas offtake; and (iv) a portfolio of over 50 different kinds of technical assistance and consultancy services.

As a consequence of the merger with Italgas Più SpA, Eni integrated its commercial structure with a network of channels dedicated to households, public entities, the tertiary sector, condominiums, and small enterprises: the traditional counters, a network of contact centers, the website with an online opportunity for managing one’s contract and the network of franchisors under the "Assistenza Italgas Più" brand name, that in 2004 were 150.

Customers are offered a wide range of services. Residential users can contact the franchisor for supplies, installation and ordinary and extraordinary maintenance of their heating systems, while condominiums, public administrations and enterprises are offered a turn-key service for all what concerns their heating requirements.

Transmission, Dispatching and Regasification Activities

Transmission, dispatching and regasification activities in Italy are carried out by Snam Rete Gas, a company listed on the Italian Stock Exchange (in which Eni holds a 50.07% interest). Eni’s primary transmission network was conferred to Snam Rete Gas in July 2001 in implementation of Legislative Decree No. 164/2000 concerning the Italian natural gas market, which provides for the separation of transmission, dispatching and regasification activities from all other activities in the natural gas segment. This Decree also establishes that transport activity qualifies as a public concern activity and consequently is regulated.

The Italian natural gas transmission system is made up of a national pipeline network and a regional pipeline network for a total length of 32,190 kilometers, of which 30,545 kilometers are owned by Eni.

The Italian national transmission network is made up of high pressure trunklines, mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with the regional transmission network. The national network includes also some interregional lines reaching important markets.

The regional transmission network is made up of the remaining lines and allows the transmission of natural gas to industries, power stations and local distribution companies of the various local areas served.

At December 31, 2004 the national pipeline network owned by Eni extended for 8,196 kilometers. Underground pipelines have a maximum diameter of 48 inches and carry natural gas at pressures of 24 to 75 bars. The underwater pipeline crossing the Messina Strait has a diameter of 20 to 26 inches and carries natural gas at a pressure equal to or higher than 115 bars.

The major pipelines interconnected with import trunklines that are part of Eni’s national network are:

•	for natural gas imported from Algeria and Libya:
-	two lines with a 48/42-inch diameter, each approximately 1,500-kilometer long, including the smaller pipes that cross underwater the Messina strait, which link Mazara del Vallo (on the Southern coast of Sicily) to Minerbio (near Bologna). These lines are linked to the import pipelines that carry natural gas from Algeria through the Sicily Channel and from Libya through the Gela-Enna pipeline and the underwater Greenstream gasline. The pipeline transmission capacity at the Mazara and Gela entry points is approximately 90 million cubic meters/d;
•	for natural gas imported from Russia:
-	two lines with 48/42/36/34-inch diameters extending for a total length of approximately 1,000 kilometers that are linked to the Austrian network in Tarvisio and cross the Po Valley reaching Sergnano (near Cremona) and Minerbio. The pipeline transmission capacity amounts to 84.4 million cubic meters/d. The pipeline is going to be upgraded by the laying of a third 264-kilometer long line (of which 199 kilometers started operations at the end of 2004) with completion expected in late 2006;
•	for natural gas imported from the Netherlands and Norway:
-	two lines, with a 48/34-inch diameter, 301-kilometer long extending from the Italian border at Passo Gries (Verbania), point of connection with the Swiss network, to the node of Mortara, in the Po Valley. The pipeline transmission capacity amounts to 57.5 million cubic meters/d.

In 2004, Eni’s national network increased by 203 kilometers due to the entry into service of: (i) a new line connecting Gela, entry point of the Greenstream gasline from Libya, to the national network near Enna. The 36-inch diameter pipe covers 66 kilometers and has a transport capacity of 25 million cubic meters/d; (ii) the completion of a 30-inch diameter line connecting Pontremoli to Parma for the transmission of natural gas from the Panigaglia regasification terminal to Northern Italy (70 kilometers); (iii) a 32 kilometer line upgrading the pipeline for importing natural gas from Russia; and (iv) the sections from Palmi to Martirano and from Campochiaro to Sulmona as part of the upgrade of the Transmed pipeline through a third line for a total length of 53 kilometers.

Eni’s regional transmission network is made up of pipes with smaller diameter than the national lines for a total length 22,349 kilometers. These pipes carry natural gas at pressures between 5 and 12 bars, between 12 and 24 bars and between 24 and 75 bars. In 2004, Eni’s regional network increased by 222 kilometers due to the entry into service of new lines, upgrades and of various connections to end users.

Eni’s system is completed by: (i) 11 compressor stations with a total power of 625 megawatts; and (ii) 5 marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo, Messina and Gela in Sicily and Favazzina and Palmi in Calabria.

The control room of the dispatching system is located in San Donato Milanese and oversees and monitors the whole transmission network in cooperation with peripheral units. In 2003, this system obtained the ISO 9001-2000 certification. Peripheral units are represented by 8 districts that monitor the transmission network through 69 centers that guarantee operation, maintenance and control of the whole system. Each unit is responsible for operations in accordance with technical specifications and applicable laws and regulations.

In addition to the international pipeline transmission system, natural gas enters Eni’s system also through the Panigaglia (Liguria) LNG terminal, which receives LNG carried by tanker ships. This terminal is currently the only one in Italy and at its maximum capacity can input 3.5 billion cubic meters/year into the transmission network. In 2004, volumes of LNG regasified amounted to the equivalent of approximately 2.1 billion cubic meters of natural gas. Upgrading of this terminal is underway by means of an enhancement of the boil-off gas recovery system.

In 2004, a total of 80.41 billion cubic meters of natural gas were input in the national network, of these 65% were owned by Eni.

Natural gas transported in Italy (1)	2000	2001	2002	2003	2004

(billion cubic meters)
Eni	63.73	58.17	54.56	51.74	52.15
Third parties	9.45	11.41	19.11	24.63	28.26
Enel	6.27	6.28	8.28	9.18	9.25
Edison Gas	2.10	2.98	4.61	7.49	8.00
Other	1.08	2.15	6.22	7.96	11.01
	73.18	69.58	74.40	76.37	80.41

(1)	Include volumes input to domestic storage.

The Italian natural gas system is supplied for about 80% with imported gas, transmitted to Italy through a network of international high pressure pipelines for a total of over 4,300 kilometers; in which Eni owns transportation rights, in particular:

•	the TENP pipeline, 968-kilometer long (a 500-kilometer long single line and a 468-kilometer long doubling line) with transit capacity of 44 million cubic meters/d and four compression stations, transports natural gas from the Netherlands through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border;
•	the Transitgas pipeline, 291-kilometer long, with one compression station, which transports natural gas from the Netherlands and from Norway crossing Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transit capacity of 61 million cubic meters/d. A new 55-kilometer long line from Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach was built for the transport of Norwegian gas;
•	the TAG pipeline, 1,018-kilometer long, made up of two lines, each about 380-kilometer long and a third line 258-kilometer long, with a transit capacity of 81 million cubic meters/d and three compression stations, which transports natural gas from Russia across Austria from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry in the Italian natural gas transport system;
•	the TTPC pipeline, 742-kilometer long, made up of two lines each 371-kilometer long with a transit capacity of 78 million cubic meters/d and three compression stations, which transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline;
•	the TMPC pipeline for the import of Algerian gas, 775-kilometer long, made up of five lines each 155-kilometer long with a transit capacity of 101 million cubic meters/d which crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system;
•	the Greenstream pipeline for the import of Libyan gas, 520-kilometer long, with a transit capacity of 24.4 million cubic meters/d which crosses underwater the Mediterranean Sea from Mellitah to Gela in Sicily, the point of entry into the Italian natural gas transport system. The pipeline started operations in October 2004, when fully operational it will transport 8 billion cubic meters/year (of these 4 billion are Eni’s share) produced in Libyan fields, see "Exploration & Production – Libya" above.

On May 25, 2005, Eni and the Algerian company Sonatrach have agreed to upgrade the TTPC pipeline by 3.2 billion cubic meters of annual transport capacity starting from 2008 and up to further 3.3 annual billion cubic meters starting from 2012. The transport capacity of the import line from Algeria is currently around 27 billion cubic meters/year and will reach 33.5 billion cubic meters/year in 2012. Expenditure for the expansion of the TTPC pipeline amounts to euro 330 million and will be entirely financed by Eni. The whole additional transport capacity will be sold to third party importers in Italy. Sonatrach will carry out investments aimed at reinforcing with an equivalent capacity the pipelines extending from Algeria to the border with Tunisia. The agreement also provides for the restructuring of the Transmediterranean Pipeline Company Limited (TMPC), equally owned by Eni and Sonatrach, which owns the TMPC subsea pipeline linking Tunisia to the Italian coast, and a new contractual framework for transport services.

Eni plans to upgrade the TAG pipeline by 3.2 billion cubic meters of annual transport capacity starting from 2008. This additional capacity will be sold to third parties on the basis of a process designated to guarantee equal conditions. Eni expects its share of capital expenditure for this project to amount to approximately euro 115 million. At present the transport capacity of the TAG pipeline is 32.5 billion cubic meters per year.

Eni holds a 50% interest in the Blue Stream underwater pipeline linking the Russian and Turkish coast of the Black Sea. When fully operational, this 774-kilometer long pipeline with a transmission capacity of 49 million cubic meters/d, will transport 16 billion cubic meters per year in 2010 (Eni’s share 8 billion) of Russian natural gas to be sold on the Turkish market (see "Development Projects" below).

Distribution activity

Distribution involves the delivery of natural gas to residential and commercial users in urban centers through low pressure networks. Eni, through its 100% subsidiary Italgas and other subsidiaries, is engaged in the distribution activity in Italy serving 1,236 municipalities through a low pressure network consisting of over 47,000 kilometers of pipelines at December 31, 2004. Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy defines distribution as a public service which is subject to regulation and its management is entrusted to natural gas companies by local governments exclusively under bid procedures. Concessions existing at the coming into force of the Decree and awarded with a bid procedure expire on December 31, 2012; all other concessions expire on December 31, 2007 (with an optional one-year extension in case of public interest). See "Regulation of the Italian Hydrocarbon Industry – Gas & Power" below.

Development Projects

Eni is engaged in various development projects concerning the sale of natural gas in European markets and in the LNG business in order to compensate for lower growth opportunities on the domestic market, due to the limits set on operators by the sector regulation. In these European markets Eni can leverage on a favorable competitive positioning ensured by gas availability, access to infrastructure, long standing relations with producing countries and knowledge of markets. Eni intends to also develop its presence in the LNG business which provides interesting growth prospects, leveraging on the value of its assets, on its participation in liquefaction projects aimed at exploiting its natural gas reserves (mainly in North and West Africa, the Far East and Australia) and on the purchase of interests in regasification terminals located in strategic consumption markets (United States, the United Kingdom and the Far East).

Germany Eni has been present on the German natural gas market since late 2002 through GVS (Gasversorgung Süddeutschland GmbH) in which it acquired a 100% interest in a joint venture with the German electricity operator EnBW. GVS is the sixth largest operator in the German gas market and the fourth in terms of volumes transported. Through a 1,863-kilometer long gas pipeline network (of these 1,750 are owned and 113 are managed) it transports and markets about 7 billion cubic meters of gas per year to local distribution companies serving about 750 municipalities in the South-Western areas of the country.

In January 2005 Eni agreed a 14 year contract, starting in 2006, for the supply of 1.2 billion cubic meters/year of natural gas to the German company Wingas. The gas will be delivered at Eynatten at the German-Belgian border.

Iberian Peninsula

Portugal Eni operates on the Portuguese market through Galp Energia (Eni’s interest 33.34%). On March 31, 2004 the Portuguese Government, Eni, Energias de Portugal (EdP), Rete Eletrica National (REN), Parpublica and Galp Energia (Galp) defined agreements for: (i) Eni’s exit from refining and marketing of refined products in Portugal; (ii) Eni’s focusing its interests in natural gas through the purchase of a 49% stake in Gas de Portugal after the spin-off by Galp Energia of its transport and distribution network; and (iii) the remaining 51% interest owned by EdP. On December 9, 2004 the European Commission refused to authorize this transaction considering that it would have strengthened EdP’s dominant position on the Portuguese electric market; this brought to an end the agreements of March 31, 2004 and revived the agreements signed in 2000 by Eni and the Portuguese Government on the management of Galp. In order to evaluate possible alternatives to the transactions defined on March 31, 2004, in January 2005 Eni and the Portuguese Government defined a new agreement which postpones Eni’s right to increase its interest in Galp (call option). In 2004, Galp Energia sold about 4.4 billion cubic meters of natural gas to about 820,000 customers through a network of high, medium and low pressure pipelines about 11,700-kilometer long. Galp’s assets include among others interests in two import infrastructures, the Transmaghreb pipeline and the Sines LNG terminal, which provide access to the Iberian market.

Spain Eni operates on the Spanish market through the Unión Fenosa Gas group (Eni’s interest 50%, the remaining 50% being held by Unión Fenosa SA), which is active in natural gas supply and sale to final users and to power generation companies. In 2004, natural gas sales of Unión Fenosa Gas amounted to 1.2 billion cubic meters. Unión Fenosa Gas active in LNG through an 80% interest in a liquefaction plant with a capacity of over 7 billion cubic meters per year, located at Damietta on the Egyptian coast that started operations in January 2005, and through a 7.36% interest in a liquefaction plant under construction in Oman, which is expected to start operations in 2006. In addition, it holds an 18.9% and a 42.5% interest in the El Ferrol and Sagunto regasification plants under construction, managed by the Reganosa and Saggas companies. The Sagunto plant is expected to start operations at the end of 2005, while the El Ferrol plant is expected to start operations in 2006.

Turkey - Blue Stream Eni and Gazprom hold equal shares in Blue Stream Pipeline Company BV, which operates the Blue Stream transport system, that links the Russian (Dzhubga) to the Turkish (Samsun) coast of the Black Sea. The gasline transports natural gas produced in Russia which is sold jointly by Eni and Gazprom in Turkey to the Turkish company Botas under a long-term contract. In 2004, Botas withdrew approximately 3.2 billion cubic meters of natural gas (of which 1.6 billion were Eni’s share). Volumes transported and marketed will increase progressively in future years and are targeted to about 16 billion cubic meters per year (8 billion net to Eni) in 2010.

LNG

Eni is a party in various initiatives in the area of LNG. What follows is a description of the major initiatives.

Nigeria Eni holds a 10.4% interest in Nigeria LNG Ltd (NLNG) that manages the Bonny natural gas liquefaction plant and exports LNG. This interest allows Eni to market its proved reserves of Nigerian natural gas. The plant, made up of three treatment trains with an overall capacity of about 11.2 billion cubic meters/year of liquefied natural gas, is undergoing an upgrade by means of the installation of two further trains, expected to start operating in the second half of 2005. In July 2004 the shareholders of NLNG approved the construction of a sixth train with an expenditure of about dollar 400 million, net to Eni, including also the expenditure related to the upstream phase. The sixth train is expected to start operations in 2007. When fully operational in 2007 the plant will have a capacity of 26.5 billion cubic meters/year of LNG.

Eni also takes part in a study for the construction of a liquefaction terminal at Brass on the Nigerian coast, about 100 kilometers West of Bonny. The plant will have a capacity of approximately 14 billion cubic meters/year of LNG (and 1.2 million tonnes/year of LPG). Natural gas supplies to this plant will come from Eni’s production volumes of natural gas, see "Exploration & Production – Nigeria" above.

Australia Eni holds a 12.04% interest in the Bayu Undan project (see: "Exploration & Production - Development Projects", above) which provides for the construction of a liquefaction plant for the production of approximately 4.5 billion cubic meters/year of LNG destined to the Japanese market.

Egypt In January 2005 the first LNG shipment was delivered to the Damietta treatment plant (Eni’s interest 40%). When fully operational the plant will produce approximately 7 billion cubic meters/year of LNG mainly directed to the Spanish market.

USA In March 2005 Eni signed a preliminary agreement for the purchase of a share of regasification capacity corresponding to 4 to 6 billion cubic meters/year of LNG at the Cameron terminal, under construction on the coast of Louisiana, for a term of 20 years. The terminal is expected to be completed in 2008 with an initial capacity of 15 billion cubic meters/year. This deal provides Eni with access to the North American gas market which will absorb part of Eni’s African reserves.

Other Developments

Demerging of Italgas

On June 23, 2004, Eni’s Board of Directors approved the demerger of Italgas, with assignment to Eni of the interests held by Italgas in Italian companies engaged in the sale of natural gas to the residential segment (including the 100% interest in Italgas Più) and foreign natural gas distribution companies (including 40% in Tigaz), as well as the incorporation of Italgas Più into Eni. Italgas, with headquarters in Turin, continues to manage the distribution network. As a result of the incorporation of Italgas Più, Eni will have direct access to the approximately 5 million customers supplied by the company in Italy, optimizing its commercial structure. This operation is in line with the scope of the public tender offer launched in November 2002 for Italgas shares, aiming at integrating commercial and development policies within Eni natural gas business, and simplifies the Group’s shareholding structure.

Sale of the water business

On December 13, 2004, Italgas signed agreements for the sale of its majority interest (67.05%) in Società Azionaria per la Condotta di Acque Potabili to Amga SpA and Smat SpA for euro 85.1 million (euro 15.57 per share). On January 20, 2005 the Italian Antitrust Authority authorized the transaction, which was closed on March 15, 2005.

On March 10, 2005, Italgas signed agreements for the sale of its 100% interest in Acquedotto Vesuviano SpA to Gori SpA for euro 20 million. The transaction was authorized by the Italian Antitrust Authority in April 2005 and closed in May 2005.

The above transactions are part of Eni’s strategy of concentrating its resources in its core natural gas business.

Electricity Generation

Eni, through EniPower, is one of the major operators in electricity generation on the Italian market. Operating since 2000, EniPower owns power stations located at Eni’s sites in Brindisi, Ferrera Erbognone, Livorno, Mantova, Ravenna, Ferrara and Taranto with installed capacity in operation of approximately 3.3 gigawatts at December 31, 2004.

In 2004, Eni sold 17 terawatthour of electricity, of which about 13.85 were produced by EniPower, corresponding to over 5% of the Italian market, and 10 million tonnes of steam.

Eni is implementing a plan for expanding its electricity generation capacity targeting in 2007 an installed capacity of 5.3 gigawatts. Planned expenditure amounts to euro 2.2 billion, of which 1.6 billion is already expensed. In 2004, the Ferrera Erbognone and Ravenna power stations started their full commercial operation, while construction is still underway at Brindisi, Mantova and Ferrara.

High efficiency, low environmental impact, reduced expenditure and construction times are the main features of these plants, which show interesting profitability prospects due to the expected increase in demand for electricity and the ability to operate in co-generation (combined electricity and steam generation). The co-generation mode has been acknowledged by the Authority for Electricity and Gas as a production mode that entails priority on the national dispatching network and the exemption from the purchase of "green certificates"9.

Eni estimates that with the same amount of energy (electricity and heat) produced, EniPower power stations will reduce emissions of carbon dioxide by approximately 11.8 million tonnes, as compared to emissions caused by conventional power stations. According to management’s estimates, this amount corresponds to approximately 8% of the total carbon dioxide generation of the Italian thermoelectric segment in 2002. These power stations will also generate negligible amounts of particulate and sulfur oxides, as well as very low emissions of nitric oxides. EniPower intends to become a cost leader in the Italian electricity industry thanks to the high technology content and optimal size of the plants it is building. When fully operational in 2008, consumption of natural gas of Eni’s plants will reach over 6 billion cubic meters/year, supplied by Eni.

Power Generation
		2002	2003	2004

Purchases
Natural gas	(million cubic meters)	819	940	2,617
Other fuels	(thousand tonnes of oil equivalent)	885	847	695
Sales
Electricity production sold	(terawatthour)	5.00	5.55	13.85
Electricity trading	(terawatthour)	1.74	3.10	3.10
Steam	(thousand tonnes)	9,302	9,303	10,040

Ferrera Erbognone On May 14, 2004 the combined cycle power station was inaugurated, the first one in Italy after the opening up of the electric market. This power station has an installed capacity of approximately 1,030 megawatts articulated in three combined cycle units, two of them with approximately 390 megawatts capacity are fired with natural gas, the third one with approximately 250 megawatts capacity will be fired in part with natural gas and complemented with refinery gas obtained from the gasification of tar from visbreaking from Eni’s nearby Sannazzaro de’ Burgondi refinery.

Ravenna Two new combined cycle 390 megawatts units started operations in 2004. Added to the existing 190 megawatts, the power station’s installed capacity reached approximately 970 megawatts.

Brindisi Three new combined cycle units each with 390 megawatt capacity are under construction. When fully operational the power station will have a total capacity of approximately 1,320 megawatts, including already existing amounts. The completion of the power station is expected between the end of 2005 and the first quarter of 2006.

Mantova Work is underway for the installation of two new combined cycle 390 megawatts units, the first one of which already performed its first parallel run with the national network. The second unit is expected to start operating in the second half of 2005, with full operation in early 2006. When completed, the power station will have a total installed capacity to approximately 840 megawatts. This power station will provide steam for heating purposes delivered to Mantova’s urban network through a remote heating system.

Ferrara EniPower owns 51% of the share capital of Società EniPower Ferrara (SEF) in partnership with EGL Italia, an Italian affiliate of the Swiss group EGL. SEF started the construction of two new combined cycle units with a capacity of 390 megawatts each which will bring total installed capacity at Ferrara to 840 megawatts. Operations are expected to start in 2007. In 2004, some 80 megawatts of capacity were purchased.

Capital Expenditure

See "Item 5 – Liquidity and Capital Resources – Capital Expenditure by Segment".

Refining & Marketing

Eni is engaged in refining and sale of refined products, mainly in Italy, and the rest of Europe.

According to management’s assumptions the scenario of the refining industry in Europe in the medium term will be characterized by: (i) a decline in gasoline consumption in favor of diesel fuel, related to the renewal of the car fleet that favors diesel cars; (ii) a progressive substitution of fuel oil with natural gas; (iii) an increase in differential between light and heavy crudes that favors high conversion capacity refineries; and (iv) the evolution of European fuel specifications as concerns sulfur content (50 ppm from 2005 and 10 ppm from 2009). In this context Eni intends to increase the conversion capacity and flexibility of its refineries in order to upgrade its production to meet European environmental standards and differentiate its range of products dedicated to specific market segments.

Eni intends to continue the upgrading process of its distribution network in Italy in order to reach European standards in terms of average throughput and services to customers. In this area Eni intends to increase its offer of diversified fuels with low environmental impact and to promote customer loyalty initiatives and develop non oil activities. In the rest of Europe Eni intends to strengthen its position in target markets, where it can obtain logistical and operating synergies and exploit the well-known Agip brand. Sales volumes will be increased by buying or leasing well equipped and high throughput services stations and building new ones.

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

Supply and Trading

In 2004, a total of 67.05 million tonnes of oil were purchased (63.4 in 2003), of which 35.73 million tonnes were from Eni’s Exploration & Production segment10, 19.9 million tonnes under long-term contracts with producing countries and 11.42 million tonnes on the spot market. Some 24% of oil purchased came from West Africa, 22% from North Africa, 16% from the North Sea, 17% from countries of the former Soviet Union, 11% from the Middle East, 7% from Italy and 3% from other areas. Some 32.39 million tonnes were resold, representing an increase of 1.19 million tonnes over 2003, up 3.9%. In addition, 3.10 million tonnes of intermediate products were purchased (3.43 in 2003) to be used as feedstocks in conversion plants and 18.8 million tonnes of refined products (17.73 in 2003) sold as a complement to own production on the Italian market (4.99 million tonnes) and on markets outside Italy (13.83 million tonnes).

Refining

Eni is engaged in refining activities in Italy and owns interests in refineries in Germany and the Czech Republic with a total refining capacity (balanced with conversion capacity) of 34 million tonnes (equal to 681 KBBL/d) of which 29.2 million tonnes capacity is located in Italy.

Eni’s refining system in Italy is made up of five wholly owned refineries and a 50% interest in the Milazzo refinery in Sicily. In March 2005 Eni sold its 28% interest in Erg Raffinerie Mediterranee SpA (Priolo refinery) to Erg SpA. Eni’s wholly owned refineries in Italy had a balanced capacity of 25.2 million tonnes (equal to 504 KBBL/d), with a 59.2% conversion equivalent capacity. Eni intends to consolidate its refining activity by: (i) increasing flexibility and conversion capacity with the aim of producing fuels adequate to demand and meeting European environmental standards, in particular Eni aims at increasing the conversion index of its wholly and partiality owned refineries in Italy from 61% in 2004 to 67% in 2008; and (ii) reducing FOB refining capacity in order to reduce its exposition to the volatility of margins, typical of low complexity refineries located far from their end markets. The constant improvement in Eni’s refining system will allow it to increase its integration with the Exploration & Production segment in order to increase intake volumes of own crudes. The share of own crudes processed will increase from 33% in 2004 to over 36% in 2008.

The table below sets forth certain statistics regarding Eni’s refineries at December 31, 2004.

	Location	Ownership Interest	Conversion Equivalent (1)	Balanced Primary Distillation Capacity (2)

Wholly-owned refineries:
Sannazzaro	Lombardy	100.0%	42.5	160,000
Gela	Sicily	100.0%	140.1	100,000
Taranto	Apulia	100.0%	71.6	90,000
Livorno	Tuscany	100.0%	11.4	84,000
Porto Marghera	Veneto	100.0%	22.8	70,000

			59.2	504,000
Partly-owned refineries:
Milazzo	Sicily	50.0%	69.6	80,000
Ingolstadt/Vohburg/Neustadt	Germany	20.0%	32.6	52,000
Schwedt	Germany	8.0%	41.8	19,000
Kralupy/Litvinov	Czech Rep.	16.3%	28.8	26,000

			49.7	177,000

Total Eni			56.7	681,000

(1)	Stated in fluid catalytic cracking equivalent/topping (% by weight), based on 100% of balanced primary distillation capacity.
(2)	Barrels per calendar day. Based on percentage equity interest ownership in the refinery, not on actual utilization of balanced primary distillation capacity.

Each of Eni’s Italian refineries is specialized based on its logistical configuration, geographic location and integration with other Eni business segments.

Sannazzaro, with a balanced primary refining capacity of 160 KBBL/d and an equivalent conversion index of 42.5% is one of the most efficient refineries in Europe. Located in the South-West of the Po Valley, at the confluence of the rivers Po and Ticino, it produces mainly gasolines, gasoil and other light products for the supply of markets in North-Western Italy, Switzerland and Bavaria. Besides its primary distillation plants, this refinery contains two catalytic reforming plants used to increase the octane number of gasolines, an isomerization plant and three desulfurization plants, which allow a high degree of flexibility of production related to market and environmental conditions. The conversion plants are: a fluid catalytic cracker (FCC), an HDCK middle distillate conversion and a visbreaking thermal conversion unit. This refinery processes mainly oil from Russia, Africa and the North Sea, oil from Eni’s nearby Villafortuna field and, more recently, CPC Blend crude oil from the Caspian Sea carried through the CPC pipeline. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genova terminal with French speaking Switzerland and Bavaria. In 2004, works continued for the completion of the tar (heavy residue from visbreaking) gasification plant that will produce syngas that will be used to fire the nearby EniPower power station at Ferrera Erbognone. In the medium term Eni plans an increase in the conversion capacity of this refinery by building a new hydrocracking unit (for the production of high quality diesel fuel, kerosene for aircrafts and lubricant bases for the Livorno refinery). Capital expenditure for this project is expected to amount to euro 170 million.

Gela, with a balanced primary refining capacity of 100 KBBL/d and an equivalent conversion index of 140.1% represents an upstream integrated pole with the production of heavy crudes obtained from nearby Eni fields offshore and onshore Sicily, while downstream it is integrated with Eni’s nearby petrochemical plants. Located on the Southern coast of Sicily, it manufactures fuels for automotive use and residential heating purposes, as well as petrochemical feedstocks. Its high conversion level allows it to minimize the yield of fuel oil and semi-finished products. Besides its primary distillation plants, this refinery contains the following plants: an FCC unit with advanced technology for the conversion of low grade feedstocks and two coking plants for the vacuum conversion of heavy residues. All these plants are integrated in order to process heavy residues and feedstocks and manufacture valuable products. This refinery also contains modern residue and exhaust fume treatment plants which allow the complex to comply with the most exacting environmental standards. Oil and oil products are handled on land and by sea.

Taranto, with a balanced primary refining capacity of 90 KBBL/d and an equivalent conversion index of 71.6%, can process a wide range of crudes and semi-finished products with great operational flexibility. It mainly produces fuels for automotive use and residential heating purposes for the South-Eastern Italian markets. Besides its primary distillation plants, this refinery contains desulfurization plants and conversions plants such as: a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant, one of the most advanced plants in the world that allows to convert high sulfur content residues into valuable products with low environmental impact. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline; in 2004, a total of 2.3 million tonnes of this oil were processed. In the medium term Eni plans an increase of the conversion capacity of this refinery through the conversion of one of the four RHU reactors into a hydrocracking plant for the manufacture of high quality diesel fuel and virgin naphtha destined to Eni’s Brindisi petrochemical plant. Planned expenditure amounts to approximately euro 60 million.

Livorno, with a balanced primary refining capacity of 84 KBBL/d and an equivalent conversion index of 11.4%, manufactures mainly gasolines, fuel oil for bunkering, specialty products and lubricant bases. Besides its primary distillation plants, this refinery contains two gasoline treatment plants, an isomerization plant and an octanization plant for the manufacture of highly environmental friendly gasolines, as well an advanced solvex cycle for lubricant manufacture. Its pipeline links with the local harbor and with the Florence storage sites allow the Livorno facility to operate with great efficiency as concerns reception, handling and distribution of products.

Porto Marghera, with a balanced primary refining capacity of 70 KBBL/d and an equivalent conversion index of 22.8%, produces mainly gasolines and other light products for the supply of markets in North-Eastern Italy, Austria, Slovenia and Croatia. Besides its primary distillation plants, this refinery contains a gasoline treatment plant, octanization plants and a two-stage thermal conversion plant (visbreaking/thermal cracking) for increasing yields of valuable products.

On March 2, 2005 Eni sold to Erg SpA its 28% interest in Erg Raffinerie Mediterranee SpA and Erg Nuove Centrali SpA, anticipating the maturity (November 2006) of Eni’s put option, provided for by the agreement for the restructuring of the Priolo site signed on October 1, 2002. In order to guarantee the continuity of existing supply contracts of oil-based feedstocks to Polimeri Europa, Eni’s processing contract for about 2 million tonnes/year of crude oil retains validity until December 31, 2006 at the conditions (yields and payments) reflecting the current setup of the refinery.

In Germany Eni holds an 8.3% interest in the Schwedt refinery and a 20% interest in Bayernoil, an integrated industrial pole including the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70 KBBL/d. Eni’s share of the production of the three integrated refineries and of the Schwedt refinery is mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.

Eni holds a 16.33% interest in Ceska Rafinerska which owns and manages two refineries, Kralupy and Litvinov, in the Czech Republic.Eni’s overall balanced conversion capacity from this refinery amounts to 26 KBBL/d.

Eni is evaluating a restructuring of the Bayernoil refinery pole and the purchase of interests in strategically located refineries aimed at supporting growth in its distribution activities in the rest of Europe.

The table below sets forth Eni’s petroleum products availability figures for the periods indicated.

Petroleum products availability	2000	2001	2002	2003	2004

(million tonnes)
Italy
Products processed in wholly-owned refineries	32.93	32.24	30.09	25.09	26.75
Products processed for third parties	(3.41)	(1.45)	(1.88)	(1.72)	(1.50)
Products processed in non owned refineries	8.41	5.92	6.27	8.43	8.10
Products consumed and lost	(2.11)	(1.95)	(1.91)	(1.64)	(1.64)
Products available	35.82	34.76	32.57	30.16	31.71
Purchases of finished products and change in inventories	4.30	5.19	6.27	5.86	5.07
Finished products transferred to foreign cycle	(4.58)	(4.96)	(5.56)	(5.19)	(5.03)
Consumption for power production			(1.74)	(1.07)	(1.06)
Sales	35.54	34.99	31.54	29.76	30.69
Outside Italy
Products available	3.07	3.02	2.98	3.36	4.04
Purchases and change in inventories	10.27	10.27	12.16	12.12	13.78
Finished products transferred from Italian cycle	4.58	4.96	5.56	5.19	5.03
Sales	17.92	18.25	20.70	20.67	22.85
Sales in Italy and outside Italy	53.46	53.24	52.24	50.43	53.54

In 2004, refinery intake processing on Eni’s own account in Italy and outside Italy (37.68 million tonnes) increased by 2.25 million tonnes over 2003, up 6.4%, due mainly to: (i) increased intake processing in Italy (1.55 million tonnes, up 5.1%) in particular at the Gela, Taranto and Sannazzaro refineries, the effects of which were offset in part by the impact of the maintenance standstill of the Livorno and Milazzo refineries; and (ii) higher processing in the rest of Europe (0.7 million tonnes, up 19.3%) due essentially to higher processing at Ceska Rafinerska (Eni’s interest 16.33%), which, under the new organization defined in the second half of 2003, provides a processing service to shareholders proportional to their interests (formerly shareholders bought finished products from the refinery according to their requirements). Total intake processing (on own account and for third parties) on wholly owned refineries amounted to 26.75 million tonnes (25.09 in 2003) with full utilization of their overall balanced capacity. About 33% of all oil processed came from Eni’s Exploration & Production Division (32.9% in 2003).

Logistics

Eni is engaged in storage and transport of petroleum products in Italy. Its logistical integrated infrastructure consists of 12 directly managed storage sites and a network of petroleum product pipelines.

Eni holds interests in five companies established by the major Italian operators in the oil business in Vado Ligure-Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) aimed at reducing costs, increasing efficiency and providing integrated services to customers.

For the transport of refined products on land Eni also owns a pipeline network, integrated by leased pipelines extending over 3,210 kilometers, of these 1,513 are wholly owned.

Eni’s logistics system also makes use of a leased fleet of tanker ships and tanker trucks for the distribution of refined products on the retail and wholesale markets.

Eni also holds a 65% interest in Costiero Gas Livorno, a company that operates an underground storage facility in Livorno with the capacity to store 45,000 cubic meters of propane.

Eni intends to improve the efficiency of its logistics system also through the creation of joint ventures and agreements with other oil companies. In the short-term actions are planned on the logistics systems of Rome, Naples and Trieste with the aim of reducing operating costs and improving efficiency.

Distribution and Marketing

Eni markets a wide range of refined petroleum products, primarily in Italy, through an extensive direct sales network, franchises and other distribution systems. The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Oil products sales in Italy and outside Italy

2000	2001	2002	2003	2004

(million tonnes)
Italy
Retail sales	11.57	11.64	11.14	10.99	10.93
Wholesale sales	11.10	11.24	10.64	10.35	10.70
	22.67	22.88	21.78	21.34	21.63
Petrochemicals	4.93	4.23	3.82	2.79	3.05
Other sales (1)	7.94	7.88	5.94	5.63	6.01
Sales in Italy	35.54	34.99	31.54	29.76	30.69
Outside Italy
Retail sales rest of Europe	2.35	2.47	2.57	3.02	3.47
Retail sales Africa and Brazil	1.43	1.71	1.44	1.18	0.57
	3.78	4.18	4.01	4.20	4.04
Wholesale sales	5.46	5.55	5.65	6.01	5.30
	9.24	9.73	9.66	10.21	9.34
Other sales (1)	8.68	8.52	11.04	10.46	13.51
Sales outside Italy	17.92	18.25	20.70	20.67	22.85
	53.46	53.24	52.24	50.43	53.54

(1)	Includes bunkering, consumption for power production (until 2001) and sales to oil companies. From 2002, includes also sales of MTBE.

In 2004, sales of refined products (53.54 million tonnes) increased by 3.11 million tonnes over 2003, up 6.2%, mainly due to higher sales outside Italy to oil companies and traders (3.05 million tonnes), on retail markets in the rest of Europe (0.45 million tonnes) and on wholesale markets in Italy (0.35 million tonnes). These increases were offset in part by the divestment of activities in Brazil (1.6 million tonnes).

Retail Marketing

Retail sales in Italy

Sales of refined products on retail markets in Italy in 2004 (10.93 million tonnes) were in line with those of 2003; the effect of the sale/closure of service stations within the network rationalization process and of the decline in the number of highway concessions following bid procedures was almost entirely offset by higher sales in service stations with higher throughput. Market share declined by 0.3 percentage points from 36.6% to 36.3%. Average throughput (1,863,000 liters) increased by 50,000 liters over 2003, up 2.8%. Average throughput of Agip branded service stations increased by 4.5% (from 2,418,000 to 2,528,000 liters).

At December 31, 2004, Eni’s retail distribution network in Italy consisted of 7,244 service stations (49% of these owned by Eni), 46 less than at December 31, 2003, due to the closure of 167 service stations, and the decline in the number of highway concessions (11 units) offset in part by the positive balance (106 units) of purchases and releases of lease contracts, the opening of 24 new service stations and the awarding of 2 highway concessions.

Eni is implementing a process of upgrading of its distribution network in Italy with the objective to reach European standards in terms of throughput and services provided to customers. To this end it intends to promote initiatives aimed at developing customer loyalty and developing non-oil activities (catering and convenience stores) and to offer a range of different fuels. In the medium term, Eni plans to increase the average throughput of its Agip branded service stations.

In 2004, Eni started to sell the new BluSuper gasoline, which guarantees better engine performance and efficiency and reduces polluting emissions, thanks to its high antidetonating power resulting from a higher octane number (98 as compared to 95 of ordinary gasolines) and its lack of sulfur. BluSuper complements BluDiesel, sold since 2002, and is part of Eni’s strategy to improve the quality of its fuels, anticipating their compliance with EU regulations (mandatory from 2009) and targeting its offer to customers’ requirements, leveraging on Eni’s integrated refining-logistics-distribution system. In 2004, BluSuper sales amounted to 83 million liters. At year end Agip branded service stations selling BluSuper were about 1,000, corresponding to about 23% of the network.

In 2004, sales of BluDiesel totalled 1.2 billion liters (up 37.8% over 2003), corresponding, according to management’s estimates, to 21% of total diesel fuel volumes sold on the Agip branded network (16% in 2003) and to 7% of all diesel fuel sales on the Italian market (5.2% in 2003). At the end of 2004 about 3,900 Agip branded service stations were selling BluDiesel, corresponding to about 90% of the Agip network.

In 2004, Eni carried out a Do-It-Yourself campaign which allowed customers accessing self-service outlets provided with an electronic card to obtain price discounts or gifts in proportion to the total amount of purchased fuel, plus a bonus for the most loyal customers and long-distance drivers. At year end the number of cards distributed exceeded 3.8 million. The amount of fuel purchased with these cards was about 30% of all fuel sold on Agip branded service stations. Service stations participating in this initiative were approximately 3,200. Points registered by fidelity cards increased by about 50% over 2003.

Eni continued also its AgipMaxi promotional initiative addressed to truck drivers who purchase diesel fuel at the approximately 800 Agip branded service stations participating in the program. Active fidelity cards were over 38,000.

The improvement in the quality of service to customers led to a further expansion of the automation process of the domestic network. At December 31, 2004 nearly all Agip branded service stations were provided with a corporate credit card system.

In 2004, Eni continued the development of the European Multicard Routex paying card addressed to professional transport (transporters and car fleets) with sales of 1.4 billion liters (up 9.2% over 2003), while the number of customers provided with this card increased by about 3,000 to 45,000 users at year end. Multicard is used internationally and is part of the international Routex consortium, made up of four oil companies.

Eni continued the development of its non-oil retail activities aimed at promoting the development of its network in line with European standards, such as the diffusion of self-service facilities, high-tech car care systems, catering services and innovative commercial outlets. To this end Eni owns master franchisor rights with exclusive rights for the oil sector for some international brands of the restaurant and catering sector.

In 2004, a total of 103 new affiliations were added to the AgipCafè® branded outlets launched in 2003, and by year end 207 franchises were active, while 2 new Pans & Co outlets and 7 new convenience stores under the "SpazioAgip" brand name were opened. A total of 88 new car-wash facilities were opened on Agip branded service stations.

In the next four years Eni intends to continue the development of its non-oil activities and expects to provide 70% of its Agip branded network with these structures by 2008 (50% in 2004).

As part of its rationalization strategy Eni sold its 50% interest in Finifast, a catering company, to its former partner Fini.

In April 2005, Eni signed a preliminary agreement to divest its 100% interest in its subsidiary Italiana Petroli. See "Item 5 – Recent Developments".

Retail sales outside Italy

Effective July 1, 2004 Eni sold to the Brazilian company Petrobras its 100% interest in Agip do Brasil SA, engaged in the distribution of refined products through a network of 1,544 service stations and in the sale of bottled LPG through a network made up of 25 bottling facilities and 26 storage sites. Proceeds from the sale, including net borrowings transferred, amounted to dollars 509 million.

Following the divestment of distribution activities in Brazil (which included 1,544 service stations at December 31, 2003) at December 31, 2004, Eni’s retail distribution network outside Italy was represented by service stations located only in the rest of Europe and consisted of 1,896 service stations, 83 more than at December 31, 2003, following purchases defined in 2003 in Germany (86 service stations), whose effects were offset in part by the closure of 11 service stations and the release of lease contracts (in Switzerland, Hungary and France).

Sales of refined products on retail markets in the rest of Europe (3.47 million tonnes) increased by 0.45 million tonnes over 2003, up 14.9%, related to the progressive consolidation of service stations purchased in 2003, in particular in Spain, Germany and France. Average throughput (2,393,000 liters) increased by 15,000 liters over 2003, up 0.6%.

The areas were Eni’s presence is relevant are South-Central Germany, Spain, Austria, Switzerland and South-Western France. Eni intends to develop its presence in these areas, where it can leverage on its well known brand name and on logistic and operational synergies.

In the medium term, Eni plans to increase sales of refined products in the rest of Europe by purchasing, leasing and building service stations and to increase average throughput.

Non oil activities outside Italy is performed under the "CiaoAgip" brand name in 1,100 service stations, of these 353 are in Germany and 163 in France.

Wholesale Marketing and Other Sales

Eni sells gasolines and fuels for automotive use and for heating purposes, fuels for agricultural vehicles and for vessels, gasolines and fuel oil. Major customers are wholesalers, the agricultural and manufacturing industries, public utilities and transports. Agricultural customers and fishing fleets are supplied directly at 60 agricultural centers and 100 owned or leased marine fuel outlets.

Eni provides its customers with its experience in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes Advancediesel and Biodiesel (with very low content of hydrogen sulfide, particulates and carbon dioxide) especially targeted for public and private transports and heating.

Customer care is provided by a very widespread commercial and logistical organization present all over Italy and articulated in local sales offices aided by a network of agents, sales persons and concessionaires.

Eni also sells jet fuel directly at 38 airports, of which 27 are in Italy, and marine fuel (bunkering) directly at 38 ports, of which 23 in Italy.

Sales on wholesale markets in Italy (10.70 million tonnes) increased by 0.35 million tonnes over 2003, up 3.4%, due mainly to higher sales of asphalt and fuel oil to the thermoelectric sector. Market share increased by 2.9 percentage points from 24.1 in 2003 to 27%.

Sales to petrochemical companies in Italy (3.05 million tonnes) increased by 0.26 million tonnes, up 9.3%, due mainly to increased demand for refinery products.

Outside Italy, wholesale sales (5.3 million tonnes) decreased by 0.71 million tonnes, down 11.8% due mainly to the divestment of activities in Brazil, whose effects were offset in part by higher sales in Germany, Spain and France.

Other Businesses

LPG

In Italy Eni is engaged in the production, distribution and sale of LPG. In 2004, Eni sold 676,000 tonnes of LPG for heating and automotive use, with a 19.1% market share. Additional 400,000 tonnes of LPG were sold through other channels mainly to oil companies and traders. LPG activities in Italy derive their products from 5 Italian refineries and from imports received at the 3 coastal storage sites located in Livorno, Naples and Ravenna. Product availability and customer requirements are met also with other 10 owned plants/storage sites in Italy and 45 contracts for bottling and storage with third parties’ facilities. Eni’s LPG sales network is organized over seven sale areas with 19 direct sales offices, 17 agencies and 26 concessionaires. Products are sold also to over 145,000 customers owning small tanks, while the sale network of LPG bottles includes over 12,000 outlets. In the past few years LPG pipelines were developed and over 12,000 customers are served through direct links with 95 storage facilities.

Following the sale of LPG activities in Brazil, Eni is present only in Ecuador with a 36.6% market share in 2004.

Outside Italy, LPG wholesale sales amounted to 1.09 million tonnes with a decrease of 630,000 tonnes, down 36.6% over 2003, due essentially to the divestment of activities in Brazil.

Lubricants

Eni operates 10 (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East.

In Italy Eni produces base oils and a range of products including over 650 different blends. Eni owns know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing). Base oils are manufactured primarily at Eni’s refinery in Livorno. Eni owns a 33% interest in Viscolube, the main facility in Italy for the reprocessing of used oils. Eni owns two facilities for the production of additives and solvents. In 2004, retail and wholesale sales in Italy amounted to over 142,000 tonnes with a 25.8% market share. Eni also sold approximately 5,000 tonnes of special products (white oils, transformer oil and anti-freeze fluids).

Outside Italy sales amounted to approximately 110,000 tonnes, of these about 50% were registered in Europe (mainly Germany, the Netherlands and Spain) and 26% in the Americas (mainly United States and Argentina).

Oxygenates

Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sells about 2 million tonnes/year of oxygenates mainly MTBE (8% of world demand) and methanol. About 71% of products are manufactured in Eni’s plants in Ravenna, Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic), the remaining 29% is bought. In Venezuela Eni plans to convert its MTBE plants to the manufacture of isoethane, due to the environmental problems posed by MTBE.

Capital Expenditure

See "Item 5 – Liquidity and Capital Resources – Capital Expenditure by Segment".

Petrochemicals

Eni operates in the businesses of olefins and aromatics, basic intermediate products, chlorine derivatives, polystyrene, elastomers and polyethylene. Its major production sites are located in Italy and in Western Europe.

In 2004, sales of petrochemical products (5.299 million tonnes) increased by 33,000 tonnes, up 0.6% over 2003, due essentially to the increase registered in olefin sales related to a recovery in demand, whose effect was offset in part by declining sales in aromatics and intermediates, related to accidents and market problems, the divestment of the Baytown plant (thermoplastic rubber) and the shutdown of plants.

At December 31, 2004, Eni’s sales network covered 17 countries, with Italy accounting for 54% of sales, the rest of Europe for 40% and the rest of the world for 6% (52%, 41% and 7%, respectively in 2003).

Production (7,118,000 tonnes) increased by 211,000 tonnes, up 3.1% over 2003, due in particular to higher olefin production. Total nominal production capacity decreased by 2.1% over 2003, due essentially to the divestment of the Baytown plant, the shutdown of the Ravenna polybutadiene manufacturing line and the Porto Marghera butadiene plant. The average capacity utilization rate calculated on nominal capacity increased by 3.9 percentage points (from 71.3% to 75.2%), due mainly to an increased utilization rate of crackers and the favorable effect of the shutdown of plants with low utilization rate.

The table below sets forth Eni’s main petrochemical products availability for the periods indicated.

Year ended December 31,

2000	2001	2002 (1)	2003 (1)	2004

(thousands metric tonnes)
Basic petrochemicals	6,475	6,119	4,304	4,014	4,236
Styrene and elastomers	1,693	1,537	1,538	1,635	1,606
Polyethylene	108	84	1,274	1,259	1,276
Polyurethane	255	91

	8,532	7,830	7,116	6,907	7,118

Internal consumption	(3,674)	(3,185)	(2,607)	(2,651)	(2,615)
Purchases and change in inventories	757	588	984	1.010	796

Total products	5,616	5,233	5,439	5,266	5,299

(1)	As compared to 2002, in 2003 Eni’s activities have been grouped differently: Syndial (former EniChem) was included in the "Other activities" segment, which includes all Eni companies not included in specific segments. Data for years preceding 2002 have not been reclassified.

The table below sets forth Eni’s sales of main petrochemical products by volume for the periods indicated.

Year ended December 31,

2000	2001	2002 (1)	2003 (1)	2004

(thousands metric tonnes)
Basic petrochemicals	4,002	3,928	2,894	2,704	2,766
Styrene and elastomers	1,253	1,138	1,151	1,171	1,150
Polyethylene	107	84	1,448	1,391	1,383
Polyurethane	253	83

Total sales	5,616	5,233	5,493	5,266	5,299

(1)	As compared to 2002, in 2003 Eni’s activities have been grouped differently: Syndial (former EniChem) was included in the "Other activities" segment, which includes all Eni companies not included in specific segments. Data for years preceding 2002 have not been reclassified.

Basic petrochemicals

Sales of basic petrochemicals (2,766,000 tonnes) increased by 62,000 tonnes over 2003, up 2.3%, due to increases registered in olefins (up 7.2%, in particular ethylene and butadiene) due to a recovery in demand, whose effects were offset in part by lower aromatics sales (down 5.2%), related in particular to the standstill of the Priolo plant, lower trading activities, and lower intermediate sales (down 2.3%), due mainly to lower acetone and phenol availability related to a standstill for an accident occurred at the Porto Torres dock.

Basic petrochemical production (4,236,000 tonnes) increased by 222,000 tonnes over 2003 (up 5.5%) mainly in olefins due to higher utilization rates of plants and a decline in standstills.

Styrene and elastomers

Styrene sales (709,000 tonnes) decreased by 14,000 tonnes over 2003, down 2%, due mainly to lower ABS/SAN sales (down 5.9%) related to the rationalization of the customer/product portfolio caused by the impending shutdown of the Ravenna plant, expected in the first half of 2005, and lower styrene sales. These negative factors were offset in part by increased expandable polystyrene sales pushed by increasing demand especially in Eastern Europe in the segment of thermal insulation and industrial packaging. Said volumes include 112,000 tonnes, 122,000 tonnes and 129,000 tonnes for the years 2004, 2003 and 2002, respectively of styrene purchased under a buy/sell agreement with a third party.

Elastomer sales (441,000 tonnes) decreased by 7,000 tonnes over 2003, down 1.5%, due mainly to the shutdown of the Ravenna polybutadiene rubber line (in late 2003) and the divestment of the Baytown (USA). These negative factors were offset in part by an about 8% increase in other product sales, in particular SBR rubber (up 24%), TPR rubber (up 20%) and EPR rubber (up 19.5%) pushed by the increase in demand. Latex sales declined (down 2.2%), due to problems in one relevant market.

Production of styrene (1,118,000 tonnes) was substantially stable as compared to 2003. Lower ABS/SAN production (down 11%), related to the planned capacity reduction was offset by higher expandable polystyrene production (up 8%) related to increasing demand.

Elastomers production (488,000 tonnes) decreased by 4%, due to divestments and shutdowns. Without taking into account these factors, production increased by approximately 11%, with increases higher than 20% in EPR and SBR rubber, in line with the increase in demand.

Polyethylene

Sales of polyethylene (1,383,000 tonnes) were substantially stable as compared to 2003.

Production (1,276,000 tonnes) increased by 1.4%, in line with the trends in demand; the most significant increases concerned EVA (up 11%) and LLDPE (up 1.2%), while HDPE production declined (down 1.6%).

Capital Expenditure

See "Item 5 – Liquidity and Capital Resources – Capital Expenditure by Segment".

Oilfield Services Construction and Engineering

Eni operates in oilfield services and construction through Saipem, a company listed on the Italian Stock Exchange (Eni’s interest 43%), operating in offshore and onshore drilling and construction.

Eni, through its subsidiary Snamprogetti (100% Eni), is engaged in engineering and contracting in the area of plants for hydrocarbon production, treatment and transmission, for the liquefaction and treatment of natural gas, for natural gas upgrading (GTL, syngas, methanol, ammonia, urea), for the conversion of heavy residues from conventional and non conventional crudes, for the chemical industry, for power generation, infrastructure and environmental protection.

Orders acquired in 2004 amounted to euro 5,784 million. About 90% of new orders acquired was represented by work to be carried out outside Italy, and 14% by work originated by Eni companies. Eni’s order backlog was euro 8,521 million at December 31, 2004 (euro 9,405 million at December 31, 2003). Projects to be carried out outside Italy represented 84% of the total order backlog, while orders from Eni companies amounted to 8% of the total.

Orders acquired and order backlog

	2002	2003	2004

Orders acquired	(million euro)	7,852	5,876	5,784
Oilfield Services Construction		5,454	4,298	4,387
Engineering		2,398	1,578	1,397
Originated by Eni companies	(%)	12	11	14
To be carried out outside Italy	(%)	96	91	90
Order backlog	(million euro)	10,065	9,405	8,521
Oilfield Services Construction		5,158	5,225	5,306
Engineering		4,907	4,180	3,215
Originated by Eni companies	(%)	13	10	8
To be carried out outside Italy	(%)	78	81	84

Oilfield Services and Construction

Saipem intends to consolidate its competitive positioning in the segment of large EPIC projects for the development of offshore and deep offshore hydrocarbon fields by leveraging on its technological and operational skills, engineering and project management capabilities and ability to operate in remote areas and hostile environments. With these qualifications Saipem plans to meet key success factors of this business represented by the ability to evaluate risks in the bidding phase, to manage efficiently the execution of projects and to optimize engineering activities by delocalizing support activities to low cost areas and creating local logistical bases.

Saipem intends to develop its operating and technical know-how in the gas-to-market segment, which includes projects of construction of offshore and onshore natural gas transmission systems, natural gas liquefaction and regasification plants – and the development of hydrocarbon fields in deep waters. It also intends to expand in the leased FPSO business, for which West Africa is the region with the most interesting opportunities, and in floating LNG treatment systems integrated for production, storage, transport and regasification.

Saipem intends to intensify efficiency improvement actions in all its activities, in particular by reducing supply and execution costs while maintaining a high utilization rate of equipment and improving its flexible structure in order to reduce the impact of possible negative cycles.

The most significant orders won in 2004 in oilfield services and construction were:

•	In the Offshore construction area: in the Middle East: two offshore contracts for Dolphin Energy Ltd for the engineering, procurement and laying of two gas pipelines each 12-kilometer long and one pipeline 372-kilometer long from the North Field offshore Ras Laffan in Qatar to the onshore terminal of Taweelah in the United Arab Emirates. Works will be performed between the second quarter of 2004 and the first half of 2006, and the installation will be carried out by the Castoro 6 and Castoro 10 vessels; in the North Sea: a contract for BBL Co for the installation of a pipeline 230-kilometer long with a 36 inch diameter to transport natural gas across the North Sea from Callantsoog on the North Western Dutch coast to Bacton on England’s East coast. The vessel Castoro 6 will carry out the pipelaying between the second and third quarter of 2006; in China: a contract for Hong Kong Electric Co Ltd for the engineering, procurement, transport and installation of a 92-kilometer long underwater pipeline from the Guangdong LNG terminal to Lamma island near Hong Kong. The pipeline will be installed during the first half of 2005 by the Castoro 2 vessel; in West Africa: a contract for Total Exploration & Production Angola for the engineering, procurement, construction, installation and pre-commissioning of subsea umbilicals, risers and flowlines for the sub-sea development of the Rosa field, as a tie back to the Girassol FPSO vessel in Block 17 in a water depth of approximately 1,400 meters. The vessels Saipem 3000 and Saibos FDS will carry out the job between the first and third quarter of 2006; in the Caspian Sea: four contracts: (i) two for Azerbaijan International Operating Co within Phase 3 of the development of the Azeri-Chirag-Gunashli field. The first one for the construction of a template and two jackets and associated piles, with a total weight in excess of 45,000 tonnes, and the second for transport and installation activities of two platforms including a template, two jackets and two topsides. These works are due to be completed by 2007; (ii) the third one in January 2005 for the North Caspian Sea consortium for the construction, assembly, transport and installation of 45 piles and 2 flares, along with the installation of 16 module barges at the Ersai yard (Eni’s interest 22%). Works are scheduled to be completed by 2007; and (iii) the fourth from the North Caspian Sea consortium for engineering, procurement, laying and installation of pipelines, optic fiber and umbilical cables. The installation activities, scheduled to be completed between 2006 and 2007, will be carried out using a new purpose-built pipelaying barge.

In the Liquefied Natural Gas area two turnkey contracts were awarded: (i) the first one, in joint venture with Sofregaz for Gaz de France for the construction of a regasification terminal at Fos Cavaou in France, which includes engineering, procurement, construction of the overall terminal facilities, including three LNG storage tanks for 110,000 cubic meters each, the associated marine works and the regasification facilities. The plant will have a treatment capacity of over 8 billion cubic meters/year; and (ii) the second one, in consortium with the Belgian companies CFE, Fontec and Fluxys, for the extension from 4.5 to 9 billion cubic meters/year of natural gas of the Zeebrugge LNG regasification terminal on the Belgian coast. It includes engineering, procurement, construction of the facilities for the extension of the terminal, including one LNG storage tank for 140,000 cubic meters and the regasification facilities.

In the Onshore Construction area two contracts were acquired: (i) the first one for NAOC for the engineering, procurement and construction of a 82-kilometer long gas pipeline in the Niger Delta connecting Rumuji to the Bonny liquefaction plant; and (ii) the second one for Shell Petroleum Development Co of Nigeria Ltd for engineering, procurement and construction of additional facilities at the LNG Gas Supply Plant located in Soku, Nigeria, to increase its capacity.

In the Leased FPSO area a contract for Repsol YPF for the extraction of the fuel oil from the wreck of the Prestige, the oil tanker sunk offshore Galicia, Spain, in November 2002.

In the Onshore drilling area, in January 2005, a contract for the North Caspian Sea consortium for drilling activities in Block D of the Kashagan field utilizing two drilling rigs owned by the client.

In the Offshore drilling area in January 2005 two contracts were acquired. The first one for Saudi Aramco involving the offshore drilling rig Perro Negro 2 for activities to be performed offshore Saudi Arabia for three years starting in the second half 2005. The second one for Petrobel involves the renewal of Perro Negro 4 utilization for two years for workover activities on the Belayim field offshore Egypt.

Business areas

OFFSHORE CONSTRUCTION

Saipem is able to execute large EPIC (Engineering, Procurement, Installation and Commissioning) projects for the development of offshore hydrocarbon fields by integrating its technological and operational skills, supported by a world-class fleet, with engineering and project management capabilities acquired on the market (among which Bouygues Offshore, Moss Maritime, Petromarine, Idpe). The demand for these services is expected to increase in particular in West Africa, the Caspian Sea, the Far East, Russia and Asia Pacific, in accordance with plans for the development of hydrocarbon reserves announced by the major oil companies.

The development of offshore fields, especially in the deep offshore, is more and more frequently performed by means of floating production units (FPU), where Saipem intends to strengthen its competitive positioning. Among FPUs, FPSO vessels11 offer the best development prospects due to their storage capacity, which allows to develop fields remote from transmission infrastructure, and to their versatility, which allows at the end of the useful life of a field to relocate vessels on other fields thus expanding their useful life.

Saipem is engaged in the segment of design, procurement and installation of fixed platforms, in particular in the segment of ultra heavy lifting, thanks to the technical features of its vessels. It is also engaged in: (i) the laying of large diameter long distance subsea pipelines and transport infrastructure both in conventional and deep offshore; (ii) underwater development in the deep offshore, which includes laying of small diameter pipes, umbilical lines, risers and other subsea structures thanks to the design ability of its engineering structures and the installation capacity of its vessels.

Its offshore construction fleet is made up of 25 vessels and 45 robotized vehicles able to perform advanced subsea operations. Among its major vessels are: (i) Saipem 7000, semi-submersible vessel with dynamic positioning system, with 14,000 tonnes of lift capacity (the highest of this kind in the world), capable to lay pipelines using the J-lay technique to the maximum depth of 3,000 meters. This vessel has been used to lay the Blue Stream pipeline in the waters of the Black Sea at the record depth of 2,150 meters; (ii) the Castoro 6 semi-submersible vessel, capable of laying pipes in waters up to 1,000 meters deep; (iii) the Saipem 3000 multifunction vessel for the development of hydrocarbon fields, derived from the transformation of the Maxita, provided with cranes capable of lifting over 2,000 tonnes; (iv) the Semac semi-submersible vessel used for large diameter underwater pipe laying; and (v) the Saibos FDS for the development of underwater fields in dynamic positioning, provided with cranes lifting up to 600 tonnes and a system for vertical pipe laying to a depth of 2,000 meters.

OFFSHORE DRILLING

Saipem provides offshore drilling services to oil companies mainly in key areas such as West Africa, the Middle East, the North Sea and North Africa. Its offshore drilling fleet consists of 10 advanced vessels properly equipped for its primary operations and some drilling plants installed on board of fixed offshore platforms. The technical features of its vessels allow Saipem to keep significant market positions in the most complex areas of deep and ultra deep waters. One of its most important offshore drilling vessels is the Saipem 10000, designed to explore and develop hydrocarbon reservoirs operating in excess of 3,000 meters water depth in full dynamic positioning. The ship has a storage capacity of 140,000 barrels and can maintain a steady operating position without anchor moorings by means of 6 computerized azimuth thrusters, which offset and correct the effect of wind, waves and current in real time. Capital expenditure for building this ship amounted to about dollar 300 million. The vessel is operating in ultra deep waters (over 1,000 meters) in West Africa.

Other relevant vessels are Scarabeo 5 and 7, third and fourth generation semi-submersible rigs able to operate at depths of 1,900 and 1,200 meters of water, respectively.

LEASED FPSO

Saipem provides to oil companies services for the development of offshore hydrocarbon fields by leasing its fleet of FPSO vessels. Following its recent acquisitions (in particular Moss Maritime and Bouygues Offshore) Saipem significantly strengthened its design skills. The leasing of an FPSO represents an alternative to direct expenditure for oil companies. West Africa is the market with the highest expected growth rates due to the number of development projects announced or started-up by oil companies. Saipem’s main vessels are: (i) FPSO Firenze, a tanker ship which, after its conversion into a floating production and storage vessel, has been installed in Eni’s Aquila field, in the Adriatic Sea, where it operates at a depth of 850 meters; and (ii) FPSO Mystras that has been installed since January 2004 in the Okono and Okpoho oil fields operated by Eni with a 100% interest in the deep offshore of Nigeria. Saipem intends to expand its market share in this business and plans to upgrade its offer by designing new generic FPSO vessels, designed and equipped in direct cooperation with the client in order to identify standard features that make the vessel easily employable in more than one development projects according to the client’s portfolio of assets.

ONSHORE CONSTRUCTION

Eni operates in the construction of plants for hydrocarbon production (separation, stabilization, collection of hydrocarbons, pumping stations, water injection) and treatment (removal and recovery of sulfur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transmission systems (pipelines, compression stations, terminals). The demand for this kind of services from the oil industry is expected to increase in the medium term, in particular long distance pipelines represent one of the favorite systems for linking production areas with their end markets, despite the increasing competition from other transport modes (LNG, GTL). The main operation areas are the Caspian Sea, Russia’s Far East, Africa and the Middle East. Saipem intends to consolidate its competitive positioning in this segment by exploiting in particular the opportunities provided by remote areas, characterized by the lack of infrastructure, where it can leverage on its distinctive ability to operate in difficult contexts and to manage complex projects. Saipem is also capable of providing onshore services complementary to offshore operations, which represents a competitive advantage for the development of projects in areas such as the Caspian Sea.

ONSHORE DRILLING

Eni operates in this area as main contractor for the major international oil companies.

Onshore drilling is conducted through 47 facilities located in Saudi Arabia, North Africa, Central Asia, Peru, Venezuela and Italy. Some of these facilities can drill to 10,000-meter depths in high pressure and high temperature environments. Saipem intends to focus its activities in areas where it has been present for a long time and to search opportunities in areas with proved development prospects such as Central Asia, the Middle East and North Africa.

Saipem can also exploit the opportunities provided by the emergence of new logistically demanding remote areas lacking infrastructure that require the ability to operate in hostile environmental conditions.

LNG

Saipem operates in the LNG segment following its purchase of Bouygues Offshore and Moss Maritime which contributed their excellent competence in the LNG chain, complementary to the onshore and offshore transmission of natural gas. The markets offering the highest potential are Asia, Europe and the Americas. Services provided by Saipem include: (i) the onshore segment which, according to management, shows interesting growth prospects, where Saipem is engaged in the design and construction of regasification terminals, storage tanks and vessels; and (ii) the offshore segment, that includes FSRU (Floating Storage Regasification Units) and FLNG (Floating Liquefaction plants for Natural Gas) integrated systems which, according to management, show interesting growth prospects in the medium term due to their lower environmental impact and greater flexibility as compared to other systems. Saipem intends to develop its presence in this area.

MAINTENANCE, MODIFICATION & OPERATION

Saipem is also present in the MMO business which complements the company’s activities and provide interesting growth prospects for the increasing tendency of oil companies to outsource these services (both routine work and upgrading/revamping) and for the development of remote areas for hydrocarbon production. Saipem is capable of seizing the opportunities provided by this segment by leveraging on its specialized know-how also as project manager, on its resources and network of logistical bases.

Engineering

Snamprogetti intends to strengthen its competitive positioning in the market segment of high complexity (in terms of size, execution and technology) EPC (Engineering, Procurement and Commissioning) projects requiring a wide and integrated range of services, management capabilities, flexible organization and a continuous development of new technologies that can strengthen Snamprogetti’s competitive positioning. In order to attain this objective, Snamprogetti intends to enhance its role of global contractor based on its skills in terms of execution capabilities, level of services provided and development of proprietary technologies.

It will focus its activity on market segments selected in such a way as to guarantee a good balance of profitability and risk profiles. In order to reduce the cyclicality of the segment of services for the oil and gas industry, it will expand its presence in the large infrastructure business in Italy, in particular in the transport system.

Snamprogetti intends to expand the provision of qualified services in the phases of front end loading of projects (feasibility studies, conceptual, basic, FEED engineering and project management) mainly to major clients and as a support to Eni’s investment plans. It will also intensify actions for improving efficiency and operating flexibility also through the rationalization of its operating structure, the development of low cost engineering centers, the optimization of procurement, the adoption of the most stringent international best practices in terms of working tools and methods and the hiring of highly qualified resources.

Snamprogetti continues to enhance its proprietary portfolio of technologies by means of support activities to the development on an industrial scale of technologies in strategic areas of interest of Eni, such as the conversion of heavy crudes and high pressure transmission of natural gas, and the development of know-how in the field of the manufacture of high quality fuels and in the area of natural gas upgrading (GTL, syngas, methanol, ammonia, urea).

In 2004, the engineering order backlog declined by euro 965 million due in particular to the postponement of many projects on reference markets and of the depreciation of the dollar over the euro. In the first quarter of 2005, the activity recovered somewhat and orders were acquired for approximately euro 3 billion, in particular the following contracts were awarded: (i) from Abu Dhabi Gas Industries (GASCO) for the Ruwais 3rd LNG Train project for NGL (natural gas liquids) production from the F and G wells of the Thalama field; (ii) in cooperation with SNC Lavalin for the engineering, procurement and construction of three plants for the hydrotreatment of oil distillates with a total capacity of approximately 130 KBBL/d in the Canadian Natural Resources Ltd complex at Fort McKay, Canada within the Horizon Oil Sands project; and (iii) from Saudi Aramco for the construction of a natural gas treatment and compression plant in Hawiyah in Saudi Arabia.

Among the most significant orders won in 2004 are:

•	in the Upstream area, in particular: (i) a contract in joint venture with Technip, Kellog Brown Root for Nigeria LNG Ltd, JGC for engineering, procurement and construction of the sixth liquefaction train with a capacity of 4 million tonnes/year at the Bonny plant in Nigeria. The same joint venture already built the first four trains and is completing the fifth one; (ii) a contract in joint venture with Chiyoda Corporation for Ras Laffan Liquefied Natural Gas Co Ltd II for engineering, procurement and construction of the fifth liquefaction train with a capacity of 4.7 million tonnes/year at the Ras Laffan complex in Qatar. The contract confirms the success of the joint venture in the construction of the third and fourth train; and (iii) a contract in joint venture with Chiyoda and Mitsui & Co Ltd, for the development of the Ras Laffan - Al Khaleej Gas Project Phase 1 project in Qatar for Exxon Mobil. This is an expansion of the contract acquired in 2003. The project aims at recovering LPG and natural gasoline and includes a complex for the separation, recovery and treatment of natural gas with a capacity of 7.7 billion cubic meters/year;
•	in the Chemical complex area, a contract in a consortium with Yanes y Asociados for Superoctanos for the engineering, procurement and construction of a plant for the manufacture of iso-octane with a capacity of 380,000 tonnes/year. The plant will operate with a proprietary technology (Eni-Ecofuel) and provides for the conversion of the existing MTBE plant in Jose, Venezuela.

Business areas

PLANTS

Oil & Gas Snamprogetti is engaged in the execution of complex and technologically advanced projects in the area of plants for hydrocarbon production, natural gas treatment and upgrading, (LNG, recovery and fractioning of natural gas liquids). Based on the capital expenditure plans announced by oil companies, Snamprogetti expects a strong growth in the demand for services in these areas. In particular the segment of transport and treatment of natural gas seems the most dynamic due to the progressive globalization of demand and supply of natural gas. Snamprogetti intends to consolidate its know-how in natural gas treatment, where capital expenditure for expanding liquefaction and regasification capacity of about 100-120 million tonnes/year of LNG (equivalent to 140-170 billion cubic meters/year) are expected in the next four years.

Refining Snamprogetti is engaged in the segment of conventional plants (grass root refineries and refining units) and plants for the hydroconversion and hydrotreatment of heavy residues and distillates. Snamprogetti intends to seize the growth opportunities of the business of plants for heavy residue conversion and production of clean fuels. Growth in this business is supported by the wider availability of heavy crudes and by the increasingly stringent environmental requirements on emissions established worldwide. At Eni’s Taranto refinery the first demonstration plant with 1.2 KBBL/d capacity based on the Eni Slurry Technology is nearing completion. This technology has a high strategic value and aims at meeting the increasing demand for upgrading of heavy crudes and non conventional crudes (tar sands) and for conversion of refining residues (see: "Innovative Technologies" below).

Chemical Complexes Snamprogetti is engaged in the area of plants for the conversion of natural gas (syngas, GTL, hydrogen, ammonia, methanol and urea) and gas-to-chemicals (ethylene and ethane derivatives). The demand for syngas is markedly increasing for its application in the gas to liquids field for the manufacture of high quality diesel fuel from natural gas; in this segment, where syngas is a critical element, Snamprogetti owns a proprietary technology through its affiliate Haldor Topsøe (Eni’s interest 50%). Snamprogetti holds a sound position in the design and construction of plants for the production of nitrogen-based fertilizers and high-octane additives for gasoline (MTBE, ETBE, TAME and iso-octene/iso-octane), based on proprietary technologies. Snamprogetti intends to strengthen its competitive position in the segment of world scale plants for ammonia and urea production, demand for which is supported by increasing consumption in Asia, with capital expenditure in new capacity concentrated in areas where gas has a competitive price (Middle East, Africa, Latin America). Snamprogetti intends to seize the opportunities for the construction of plants for the manufacture of ethylene and petrochemical products from ethane, where relevant capital expenditure is expected in areas where feedstocks have a low price (especially the Middle East). In cooperation with an international partner Snamprogetti is engaged in the development of a technology for the manufacture of styrene from ethane (see: "Innovative Technologies" below).

Energy Snamprogetti is active in the design and construction of combined cycle power stations also fired with refinery residues (IGCC - Integrated Gasification Combined Cycle). Snamprogetti intends to make use of the relevant know-how it acquired in the construction of EniPower power stations searching for new projects in Italy and outside Italy.

FIELD UPSTREAM FACILITIES AND PIPELINES

Snamprogetti is engaged in the design and construction of pipelines for the transmission of hydrocarbons, collection networks and upstream plants (construction of primary separation plants, gas and water injection systems, compression and pumping stations), the demand for which is expected to grow. Snamprogetti is developing new advanced technologies for high pressure transport of natural gas aimed at the exploitation of reserves located in remote areas (see: "Innovative Technologies" below).

INFRASTRUCTURE

Snamprogetti is active in the field of design and construction of great infrastructure in Italy. In particular it is working on the completion of the high speed/high capacity train tracks from Milan to Bologna.

The Italian market for large infrastructure projects shows interesting prospects after the approval of a 10-year plan for the construction of public works by the Italian Government. The types of works, their size, the introduction of simpler and faster authorization procedures, the modes of implementation of projects based on their critical variables (time, cost, quality and profitability) and the acknowledgement of the role of General Contractor are the elements on which Snamprogetti bases its efforts to win orders in this area, also in order to reduce the cyclicality of the demand for services from the oil and petrochemical industries.

AQUATER - ENVIRONMENTAL ACTIVITIES

Snamprogetti, through its Aquater - Environmental Activities division, is active in the field of projects for environmental remediation and reclamation, protection of the soil and integrated water systems in the framework of the optimization of compatibility of industrial development and environmental protection. The division provides a wide range of engineering services for the soil, the environment and natural resources and is active both as a consultant and as a main contractor in the area of environmental remediation, reclaiming of plants, waste management, water purification and civil works.

CEPAV Uno and CEPAV Due

Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA to participate in the construction of the tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase).

As part of the project for the construction of the tracks from Milan to Bologna, an addendum to the contract between CEPAV Uno and TAV SpA was signed on June 27, 2003, redefining certain terms and conditions. Works completed at the end of 2004 corresponded to 60% of the total contractual price in line with the contractual obligations; however, the existence of expand description obstacles, made known to the client may contribute to a delay in construction in 2005 and beyond.

As concerns the Milan-Verona portion, in December 2004 CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by the CIPE.

The final project will be examined by TAV, presented to the Conferenza dei Servizi and approved by CIPE for approval.

As concerns the arbitration procedure requested by the consortium against TAV for the recognition of damage related to TAV’s belated completion of its tasks, in September 2004 a technical survey was requested by the arbitration committee, that is expected to be completed by mid-2005. The date for the final decision was set at January 31, 2006.

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

Starting from January 2003 Eni’s non-core activities have been reorganized as follows:

•	Syndial (former EniChem) was included in the "Other Activities" segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);
•	the new "Corporate and financial companies" segment was created, which includes Eni Corporate, Sofid and the financial companies formerly included in the "Other activities" segment.

In addition, following its merger into Eni in 2004, EniData SpA, which managed Eni’s IT activities, and was formerly included in "Other activities", is now included in "Corporate and financial companies".

On February 4, 2005 shareholders of Albacom (Eni SpA - 35%, Mediaset SpA - 19.5%, Banca Nazionale del Lavoro SpA (BNL) - 19.5%) sold their interests in Albacom to British Telecom Plc (BT). The contract provides also for the sale to BT by Eni and Mediaset of a financial receivable (Eni’s share is euro 87 million) acquired at nominal value from BNL related to a euro 250 million loan granted by BNL to Albacom and guaranteed by the partners proportionally to their interest. BNL sold to BT the residual amount of the loan. The consideration for the sale of the interest and financial receivable, payable after 5 years, is linked to a formula linked in turn to EBITDA achieved by Albacom in the year closing on March 31, 2009 with a floor and a cap charged with interest accrued. Given the objective uncertainties of the situation, in the preparation of 2004 consolidated financial statements the floor price was assumed, which corresponds to euro 26 million for Eni’s share, with the recognition of a total charge, before tax, of euro 103 million, for euro 41 million related to the interest (book value) and for euro 62 million to a provision to the contingency reserve against BNL’s financial receivable of euro 87 million (see Item 5 – "Results of operations").

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

Research and Development

Eni pursues technological excellence, based on the promotion and dissemination of experience, expertise and know-how, as essential factors in competitiveness, as well as economic and environmental sustainability of its industrial activities.

In 2004, Eni consolidated the new model of technological innovation that had been launched in 2002 to support growth and continuing expansion. This entails the integration of R&D skills into so called "technological platforms" aimed at greater effectiveness of innovation in complex projects capable of generating a long-term competitive advantage.

As for the reorganization of Eni’s R&D structures in 2004 the R&D department of the Exploration & Production Division operating in the "development and production" area was transferred to EniTecnologie SpA. Eni also continued the implementation of its human resources plan, aimed at increasingly adapting available resources and capabilities to the requirements of projects and businesses.

In 2004, Eni’s expenditure for research and development amounted to euro 257 million, of which euro 210 million were expensed in the year (euro 238 million in 2003). At December 31, 2004, approximately 1,470 persons were employed in research and development activities (1,400 at December 31, 2003).

Eni is aware of the key role innovative technologies play in the future development of the hydrocarbon industry, it therefore intends to develop key technologies that can contribute to the establishment of competitive advantages and to the meeting of its long to medium term growth and profitability objectives. Research projects are selected according to a strict evaluation of their return and are carefully monitored in light of the maximization of the value of Eni’s project portfolio.

In the next four years Eni intends to invest over euro one billion in R&D, balancing projects aimed at reaching short-term objectives for business units with group-wide projects aimed at strengthening medium to long-term business sustainability. In particular the main focus of Eni’s R&D lines are: (i) reserve replacement and reduction of mineral risk; (ii) production from non conventional hydrocarbon reserves and optimal management of reserves with high hydrogen sulfide and sulfur content; (iii) expansion in the natural gas market and utilization of associated gas and gas located in remote areas; (iv) improvement of quality and performance of fuels in light of the evolution of engines to increasingly perfected and efficient systems with lower impact on air quality; (v) efficient use of fossil fuels through an improvement in refining yields and an optimal use of each fuel with reduced environmental impact; and (vi) mitigation of greenhouse effect, through the capture and geological sequestration of carbon dioxide.

Eni intends to pursue global alliances in order to participate in research projects that have a longer horizon than the four-year plan. Following is a brief description of the main techniques applied or under development.

Hydrocarbon exploration and production

INNOVATIVE TECHNOLOGIES FOR SUBSOIL SURVEY

In order to prepare a geological model of fields as near as possible to reality aimed at the simulation and monitoring of fields, Eni developed significant industrial applications of highly innovative technologies. The main objective of these technologies is the reduction of mineral risk and the optimization of processes for extracting and recovering hydrocarbons.

New and relevant developments have been reached in the 3D Common Reflection Surface (CRS) Stack, Deep Migration Phase Shift Plus Interpolation (PSPI) and Kirchoff True Amplitude (KTA) proprietary technologies, which allowed to obtain significantly higher results than conventional technologies. The relevant improvement of the final seismic imaging and the higher density and precision of information on the characteristics of subsoils of fields (in Italy, the Gulf of Mexico, West and North Africa) allowed to reduce the risk associated to the definition of geological models in the field’s development phasetime.

Significant developments and industrial applications derived also from advanced technologies for modeling and monitoring fields, such as: the integrated workflow for the characterization and study of fractured systems, cross-well seismics, 4D or time lapse seismics to monitor the behavior of producing fields over time.

DRILLING OF "ADVANCED WELLS"

Eni developed and applied at industrial level a series of technologies that allow to drill highly complex wells with greater operating efficiency. In particular, lean profile drilling, developed and patented by Eni, is applied in deep vertical and deviated wells especially in high pressure and high temperature environments allowing a reduction in time and costs and in environmental impact as it reduces the volume of rock handled. Wells obtained with this technique are high quality and low risk. The technique basically consists in reducing to a minimum the tolerance between the diameter of wells and their lining columns while keeping the production casing unchanged. The verticality and direction of the hole are guaranteed by innovative tools such as "Vertitrack" (former SDD, straight-hole drilling device) and "Autotrack" developed and applied by Eni in cooperation with Baker-Hughes. Lean drilling was successfully applied both in Italy (Val d’Agri, Trecate) and outside Italy (Tunisia, Algeria and Egypt) and entailed significant benefits such as higher safety and higher savings of costs and time. The application in Val d’Agri is a record lean drilling in highly deviated wells (a 13"3/8 casing in a 14"3/4 hole with inclination up to 60°).

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

INNOVATIVE TECHNOLOGIES FOR THE TREATMENT OF LIQUIDS

In the field of transmission and treatment of hydrocarbons Eni developed and applied innovative technologies with particular attention to multi-phase fluids (water, oil and/or gas) in order to optimize production and reduce its environmental impact. In particular, Eni successfully tested at its Cavone oil center a pilot plant for the removal of oils from layer waters which allows to reduce the residual concentration of hydrocarbons in water to less than 10 ppm, starting from an initial content of over 1,000 ppm. The system is based on the use of adsorbing polymers capable first to capture oil particles and then to release them favoring their coalescence and making them easier to separate. The system is currently being engineered in order to make it useable on platforms. Another ongoing project aims at optimizing new design centrifugal systems for the separation of water from oil and for the confirmation of innovative technologies for removing soluble organic compounds.

Also in the field of multiphase pumping Eni is applying innovative technologies as an alternative to traditional production systems in marginal fields, fields located in frontier areas or difficult contexts such as deep waters. The multiphase technology becomes extremely useful, in terms of economic benefits, in offshore applications where the possibility to transport production from the wells over long distances allows to transfer processing activities on existing facilities and infrastructure, thus significantly reducing technical costs for the development of fields. Infield applications of multiphase pumping have been recently installed offshore and onshore in the United Kingdom and Tunisia with other partners in order to obtain a higher recovery of hydrocarbons.

MANAGEMENT OF HYDROGEN SULFIDE AND SULFUR

The R&D project for the optimal management of reserves with high content of hydrogen sulfide and sulfur started in 2003 is continuing. The project aimed at developing innovative technologies and/or advanced processes able to manage the disposal and possible exploitation of high amounts of sour gas and sulfur that are co-produced with hydrocarbons, while respecting safety and the environment. In particular innovative processes for the separation of hydrogen sulfide and its conversion into plain sulfur and the storage and/or use of this sulfur are in the development phase. In parallel innovative processes are being studied for the reinjection of hydrogen sulfide into the field and its monitoring.

ENI SLURRY TECHNOLOGY

At Eni’s Taranto refinery the testing is ongoing of a Demonstration Plant with a 1.2 KBBL/d capacity based on Eni Slurry Technology (EST) which, when demonstrated in 2005, will provide Eni with an important competitive lever. This is a strategically relevant technology because it allows a more economic use of heavy crudes and the total transformation of a barrel of oil into high quality fuels, avoiding the fatal production of fuel oil, otherwise destined to be used in electricity generation in Rankine cycles with low yield and high environmental impact. The subtraction of fuel oil from thermoelectric use will indirectly favor the penetration of combined cycle gas fired plants with high efficiency and very low environmental impact.

TRANSMISSION: TAP PROJECT

The TAP Project (High Pressure Transmission) aims at developing reliable technologies for making the transmission via pipeline of relevant amounts of natural gas from production areas to consuming markets economically viable, thus favoring the sale of gas produced by Eni’s upstream activities. This project was started in May 2003 and is aimed at developing the most advanced long distance, high capacity, high pressure and high grade solutions with relevant targets related to: (i) distances over 3,000 kilometers; (ii) natural gas volumes to be transported of about 20-30 billion cubic meters/year; (iii) pressure equal to or higher than 15 Mpa; and (iv) use of high and very high grade steel (e.g., X100). In 2004, the construction phase started of an experimental pilot pipeline with 48-inch diameter in the utmost resistant steel, which will significantly contribute to reduce the time necessary for the development of the technology. Within this project also the construction of a 10-kilometer long portion of pipe in X80 steel started.

CONVERSION OF NATURAL GAS INTO LIQUIDS

Aim of the project is to exploit the relevant natural gas reserves that are not extracted because too far from end markets, through their conversion into high quality, synthetic oil products totally sulfur and aromatic free. At Eni’s Sannazzaro pilot plant, research on production of wax by means of Fischer-Tropsch technology was completed and validation activities are underway.

INNOVATIVE FUELS: CLEAN DIESEL FUEL PROGRAM

In 2004, Eni started to sell the new BluSuper gasoline, which guarantees better engine performance and efficiency and reduces polluting emissions, thanks to its high antidetonating power resulting from a higher octane number (98 as compared to 95 of ordinary gasolines) and its lack of sulfur. BluSuper complements BluDiesel, sold since 2002, and is part of Eni’s strategy to improve the quality of its fuels, anticipating their compliance with EU regulations (mandatory from 2009) and targeting its offer to customers’ requirements, leveraging on Eni’s integrated refining-logistics-distribution system.

Feeding system, in particular in valves, allowing the engine to maintain its performance over time.

Eni also continued R&D activities of various process lines aimed at improving the quality of its gasoil pool, among these a process for oxidating desulfurization in order to manufacture sulfur-free gasoil at competitive prices.

GHG PROGRAM: GEOLOGICAL SEQUESTRATION OF CARBON DIOXIDE

R&D in the field of environmental protection led to the start-up of an integrated research program Green House Gases (GHG), aimed at verifying the feasibility of the geological sequestration of CO2 in depleted fields and salty aquifers. As for the former, the potentially employable fields have been identified and characterized. The definition of a pilot project will be completed in 2005. As part of the program, Eni decided to participate in the second phase of the CO2 Capture project aimed at finding practical solutions for the capture and sequestration of CO2.

HYDROGEN PROJECT

Eni’s interest in this field is aimed at the creation of a portfolio of technologies that may be employed in the production of hydrogen as energy vector from various primary energy sources. In 2004, Eni started the construction of a pilot plant for the development of a new type of multi-fuel reformer based on catalytic oxidation with low contact time of liquid and gaseous hydrocarbons. The aim is to produce hydrogen at competitive costs also in medium to small sized plants with high flexibility related to refinery feedstocks available.

STYRENE FROM ETHANE

In cooperation with Dow Chemical Co Eni is developing an innovative technology for the production of styrene monomer from ethane and benzene, that, compared to conventional techniques based on ethylene, will allow to reduce production costs, as confirmed by the demonstration plant, and to free the manufacturer from the need to locate the plant near a petrochemical complex producing ethylene, obtaining also greater flexibility.

Insurance

Eni constantly assesses its exposure for the Italian and foreign activities that are mainly covered through the Oil Insurance Limited ("OIL"), a mutual insurance and reinsurance company that provides to its members a broad coverage tailored to the specific requirements of oil and energy companies. Eni makes use of a captive insurance company that covers the risks and implements Eni’s Worldwide Insurance Program re-insured with high quality securities in order to integrate the terms and conditions of the OIL coverage.

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

Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken, with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements, as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules, like the Decree No. 367 of the Ministry of Environment, published on January 8, 2004, that introduces new quality standards for aquatic environment and dangerous substances. This Decree modifies completely the actual set of rules, because of the imposition of qualitative standards, that can be reached only through considerable investments; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Management of waste, toxic waste, packaging and packaging waste is regulated by Legislative Decree No. 22 of February 5, 1997 which refers to three European Directives (91/156/CEE, 91/689/CEE and 94/62/CE) and provides incentives to clean technologies and recycling and reuse of waste. This decree prohibits the uncontrolled disposal of waste underground and in the water and obliges polluting entities to remediate polluted areas. Whenever it is not possible to identify one person or entity responsible for existing pollution, the owner of the polluted area is expected to pay for its remediation. This decree became operational with Decree No. 471/1999 of the Ministry of the Environment, which also defined: (i) limits for the contamination of soils and underground waters; (ii) general guidelines for remediation and environmental recovery of polluted areas; and (iii) criteria for the identification of polluted areas of national interest. For the storage of toxic waste, the decree favors techniques avoiding transport of waste and their on-site treatment. Whoever causes, willfully or accidentally, pollution of an area or actual danger of pollution is expected to react within 48 hours according to the procedure set by the decree. At present Eni is not yet able to evaluate the possible future consequences deriving from the completion of on-going surveys and other possible effects of the application of Decree No. 471/1999 of the Ministry of Environment; however there can be no assurance there will not be a material adverse impact on Eni’s results of operations and financial position from the application of that decree. Law 388/2000 changed the regulations concerning the remediation of polluted sites, easing the discipline of crimes related to events prior to Legislative Decree No. 22/1997 and imposing the remediation of sites where industrial activity is ongoing. However, the remediation is to be carried out provided that it does not involve a significant disruption in operations; remediation costs can be amortized in ten years.

In accordance with European guidelines, the protection from water pollution was strengthened with Legislative Decree No. 152/1999 as completed by Decree No. 258/2000 and by Decree No. 367 of the Ministry of Environment. Decree No. 258/2000 provides for an integrated protection of water resources by extending control from each discharge place to all the effects of accumulation and interactions of various discharges into one single water course and set quality objectives to be reached within 2008. All discharges require preventive authorization, to be renewed every four years, and must lie below the thresholds set by Regions. To date Eni cannot evaluate the possible impact of the application of Decree No. 152/1999 as completed by Decree No. 367 of the Ministry of Environment. However, there can be no assurance that there will not be a material adverse impact on Eni’s operations due to measures adopted by local authorities whenever the quality of a certain water source does not comply with set standards due to the industrial activity of all plants located above that water source.

Law 372/1999 will gradually enter into force. This law, which is related to the European Directive 96/61/CE (IPPC – Integrated Pollution Prevention and Control), envisages that industrial installations will apply for an integrated authorization concerning emissions, wastes and water discharges. Before April 2005 the competent authorities should have completed the process of the IPPC authorization. Many of Eni’s plants – refineries, chemical plants, power stations – will have to comply with this law. All the Eni installations are getting ready to request and obtain the IPPC authorization, which will have a 5 years duration, in general, and 8 years for installations registered according to EMAS regulation. In order to secure the extended authorization, some Eni installations have obtained or are in the process of obtaining the EMAS registration.

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

HSE activity

In an operating context requiring companies, in particular those in the energy sector, to meet strict environmental sustainability requirements and to reduce risks, Eni’s Health Safety Environment (HSE) activities are increasingly oriented to the application and certification of rigorous HSE management systems, in an effort to constantly improve their performance through specific projects aimed at meeting the main challenges of sustainability of Eni’s operating sectors.

At the end of 2003, Eni issued a management system model (MSG) based on a yearly cycle including planning, implementation, control, review of results and definition of new objectives. In 2004, business units started implementing this management system along with an audit program aiming at checking its functioning in Eni’s divisions and subsidiaries and at identifying any measures for its improvement. Two preliminary audits were performed in the Refining & Marketing and Exploration & Production Divisions, which will lead to an audit system to be extended to all the sectors.

In 2004, Eni’s business units continued to obtain certification of their management systems and operating units according to the most stringent international standards. In 2004, the Livorno refinery qualified under the EMAS standard and the same procedure is underway at the Taranto refinery. Procedures for the certification under ISO 14001 standard are underway and are going to be extended to a number of foreign subsidiaries in the Exploration & Production sector.

In 2004, certifications reached a total of 133, with a 8.1% increase on 2003.

The expansion of the certification activity of management systems led to an increase in audit activities that in 2004 totalled 3,454, in line with the high levels of the past few years.

Aware that training and professional qualification of the over 2,000 experts working in the HSE area are crucial for managing activities, two projects were launched:

•	the HSE area professional model project, aimed at increasing the sharing of knowledge and improving the professional and managerial skills also through the development of internal knowledge management tools (HSENET);
•	the HSE training project, aimed at disseminating and integrating HSE culture in business strategies, involving professionals not directly operating in this sector.

In 2004, a total of 1,115,600 hours of HSE training were provided to participants all over the world.

HSE expenditure in 2004 amounted to euro 1,131 million, with a 22% increase as compared to 2003. Expenditure directed to environmental protection was 71.2% of the total, 26.1% was directed to safety and the remaining 2.7% was directed to health issues. Current environmental expenditure of euro 549.6 million were mostly related to the intense program of site remediation started in the past few years. See the chapter on HSE expenditure of Eni’s 2004 HSE Report for a detailed analysis of expenditure by segment.

Due to the progressive implementation of the MSG in all business units, the issues of safety, health and the environment are becoming more and more integrated into the process of business planning and development.

Following a careful analysis of specific HSE problems of the different business areas an agenda for HSE issues by segment of activity has been defined, which identifies the priorities to be achieved in the short, medium and long-term and establishes sector objectives.

In the area of safety, Eni is producing its best efforts in improving workplace conditions by means of prevention and protection programs aimed at reducing injury rates for employees and contractors in general.

In 2004, injury rates deteriorated slightly as compared to 2003, interrupting the positive trend of preceding years.

In order to improve the level of preparedness to any possible emergency, the emergency rooms operating in Milan and Rome were further strengthened along with the management systems of significant emergencies.

In the area of health, an important e-medicine project is underway, aimed at improving the quality of the health support system provided to workers and health operators in Italy and abroad. This program aims at disseminating best practices in the field of health in all operational contexts, keeping into account specific cultural and geographic features. E-medicine is based on the integrated development of a remote health service to facilitate the treatment of pathologies and face health emergencies, on the creation of a health card for all workers and on an e-learning platform (continuous training for health operators).

In the field of the environment, a priority issue is the reduction of greenhouse gases produced by human activities, in particular of carbon dioxide, that contribute to climate change. This objective has become even more important after Russia endorsed the Kyoto Protocol, which came into force in February 2005 (see below).

Further information on objectives and environmental performances of Eni Group companies are included in Eni’s 2004 Report on Health, Safety and the Environment.

Implementation of the Kyoto Protocol

During 2002 the Kyoto Protocol was ratified by the EU and also by Italy, with Law No. 120/2002. According to this law, Italy committed itself to reduce greenhouse gas emissions by 6.5% in the period 2008-2012 as compared to 1990 values. Reductions can be achieved both through internal measures and through a series of instruments supplementary to internal measures. These are the so-called flexible mechanisms, which allow an enterprise to carry out projects in developing countries (CDM – Clean Development Mechanism) and in industrial countries with transition economies (JI – Joint Implementation) in order to obtain emissions credits and to purchase emissions allowances from other Annex I countries, that have a surplus of these emissions (IET – International Emission Trading). Emission credits and purchased allowances may be used by an enterprise to comply with its assigned emissions limit in other countries.

The National Action Plan for the reduction of greenhouse gas emissions 2003-2010, sets out the allowances that each sector and company will be issued; the Italian National Allocation Plan also provides for recourse to flexible mechanisms in order to meet the objectives set by the Kyoto Protocol. Eni has cooperated with the authorities responsible for the preparation of the National Allocation Plan. In fact, thanks to its presence in 70 countries, Eni is an elective partner for carrying out CDM and JI projects thus contributing to the Italian program of greenhouse gas reduction. In December 2003 during the Conference of Parties to the Kyoto Protocol – COP9 – Eni and the Ministry of the Environment signed a Voluntary Agreement for using flexible mechanisms, promoting CDMs and JIs and contributing to the sustainable development of host countries.

A significant reduction potential can be derived from production activities outside Italy, that in some cases, given the lack of local market outlets, require the flaring of natural gas associated to oil production. The elimination of flaring and the use of associated gas for the development of local economies allow sustainable development while reducing greenhouse gas emissions. The validation of such projects as CDM and JI will provide emission credits and facilitate the achievement of the Italian reduction target, as set by the Kyoto Protocol. Eni already carried out Zero Gas Flaring projects in Nigeria and Congo while others are underway. In 2004, Eni prepared the documentation required for the Kwale-Okpai combined cycle power station in Nigeria to qualify as a Clean Development Mechanism project, the power station utilizes the associated gas formerly flared. Moreover, Eni endorsed the Global Gas Flaring Reduction Initiative of the World Bank in order to fight for the elimination of obstacles to the completion of gas flaring reduction projects.

Other relevant initiatives related to the Kyoto Protocol concern the introduction of the European scheme of emission trading in 2005. Most of Eni’s industrial sites are included in this scheme and will be assigned a cap of emissions according to the National Allocation Plan. In the first period emissions exceeding the set cap, if not matched by equivalent emission allowances, will be subject to a fine amounting to euro 40 for each tonne of carbon dioxide. All companies are going to identify and carry out projects for emission reduction.

The best solutions for compliance with the Kyoto Protocol are the use of low emission energy sources and the adoption of highly efficient technologies. To address the greenhouse gas challenge, Eni completed in 2004 a detailed analysis for defining its strategy to respond to climate change and to participate in the European emissions trading system, identifying a number of projects for energy saving and emission reduction from its plants.

To ensure comprehensive, transparent and accurate accounting for GHG emissions, which is consistent over time, Eni introduced a protocol for the accounting and reporting of greenhouse gas emissions (GHG Accounting and Reporting Protocol), which is an essential requirement for emission certification. Indeed, accurate reporting will support the strategic management of risks and opportunities related to greenhouse gases, the definition of objectives and the evaluation of progress.

For safer and more accurate management of GHG emissions and with a view to supporting accounting and certification of these emissions, Eni decided to implement a commercial database to facilitate evaluation of emissions in compliance with the methodologies laid down in its own GHG Accounting and Reporting Protocol.

Eni introduced a complete, accurate and transparent protocol for accounting and reporting of greenhouse gas emissions, which is an essential requirement for emission certification. Indeed, accurate reporting will support the strategic management of risks and opportunities related to greenhouse gases, the definition of objectives and the evaluation of progress,

As a support to its general strategy for a sustainable management of greenhouse gases, Eni continued its programs for the development of natural gas in Italy and outside Italy by means of technologically advanced projects such as the Blue Stream gas pipeline from Russia to Turkey and the Greenstream pipeline from Libya to Sicily. Increased gas availability in Italy will lead to a further expansion of the gas-power integration through high efficiency combined cycles with much lower carbon dioxide emissions than coal and liquid fuels.

In a medium term perspective work is underway on the separation of carbon dioxide and its permanent storage in geologic reservoirs, a part of the CO2 Capture Project, an international R&D program carried out in conjunction with other oil companies.

Eni identified a number of projects for energy saving and emission reduction from its plants. Eni also evaluated the opportunities derived from the Flexible Mechanisms envisaged by the Kyoto Protocol; in particular it prepared the documentation required to qualify as a Clean Development Mechanism project the already constructed Kwale-Okpai combined cycle power station in Nigeria, that utilizes the associated gas formerly flared. This project is part of a voluntary agreement signed with the Italian Ministry of the Environment in 2003 as one of the Flexible Mechanisms available to companies under the Kyoto Protocol.

Regulation of Eni's Businesses

Regulation of exploration and production activities

Eni’s exploration and production activities are conducted in many different countries and are therefore subject to a broad range of legislation and regulations. These cover virtually all aspects of exploration and production activities, including matters such as license acquisition, production rates, royalties, pricing, environmental protection, export, taxes and foreign exchange. The terms and conditions of the leases, licenses and contracts under which these oil and gas interests are held vary from country to country. These leases, licenses and contracts are generally granted by or entered into with a government entity or state company and are sometimes entered into with private property owners. These arrangements usually take the form of licenses or production sharing agreements. See "Regulation of the Italian Hydrocarbons industry" and "Environmental Matters" for a description of the specific aspects of the Italian regulation and of environmental regulation concerning Eni’s exploration and production activities.

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

The Italian hydrocarbons industry is regulated by a combination of constitutional provisions, statutes, governmental decrees and other regulations that have been enacted and modified from time to time, including legislation enacted to implement EU requirements (collectively, the "Hydrocarbons Laws").

In the early 1990s, the Government commenced the gradual liberalization of the Italian hydrocarbons industry by implementing legislation that provided for, among other things: (i) the elimination of price controls on petroleum products, (ii) the abolition of Eni’s right of first refusal with respect to the purchase of natural gas produced offshore Italy; (iii) the implementation of a partial third-party access system for the transportation of domestic natural gas; (iv) the establishment of a system for the updating of on natural gas retail prices; and (v) the establishment of a royalty reduction program. Law No. 481 of November 14, 1995 (the "Authority Law"), provided for the establishment of a new regulatory body, known as the Autorità per l’Energia Elettrica e il Gas (the "Authority for Electricity and Gas"), a public body charged with, among other things, regulatory supervision of electricity activities and natural gas distribution in order to guarantee the promotion of competition and efficiency while providing for an adequate level of service quality. As the latter is concerned, the Authority for Electricity and Gas is mainly responsible for the public service of natural gas distribution through urban networks.

Legislative Decree No. 164/2000 ("Decree No. 164"), which enacted into Italian Legislation European Directive on Natural Gas 98/30/CE, regulates the Italian natural gas market. Prior to the implementation of Decree No. 164, the Italian natural gas market lacked a legislative framework. See "– Natural Gas" below.

Legislative Decree No. 32 of February 11, 1998 ("Decree No. 32") as amended by Legislative Decree No. 346 of September 8, 1999 and Law Decree No. 383 of October 29, 1999, significantly changed Italian regulation of service stations. In particular, the Decree replaced the process of concessions granted by the Ministry of Industry, regional and local authorities with a license granted by city authorities. See "– Refining and Marketing of Petroleum Products" below.

Legislative Decree No. 443 of October 29, 1999 ("Decree No. 443") modified Legislative Decree No. 112 of March 31, 1998 ("Decree No. 112"), which attributed to Regions many responsibilities in the field of energy and specifically in the sector of hydrocarbons. Decree No. 443 attributes to the State administrative decisions concerning exploration and production of hydrocarbons in the Italian offshore, as well as natural gas storage in fields, while administrative decisions concerning exploration and production of hydrocarbons on the Italian mainland are made by the State in agreement with Regions.

Exploration and Production

Exploration Permits and Production Concessions Pursuant to the Hydrocarbons Laws, all hydrocarbons existing in their natural condition in strata in Italy or beneath its territorial waters (including its continental shelf) are the property of the State. Exploration activities require an exploration permit, while production activities require a production concession, in each case granted by the Ministry of Productive Activities (formerly Ministry of Industry). The initial duration of an exploration permit is six years, with the possibility of obtaining two three-year extensions and an additional one year extension to complete activities underway. Upon each of the three-year extensions, 25% of the area under exploration must be relinquished to the State. The initial duration of a production concession is 20 years, with the possibility of obtaining one ten-year extension and additional five-year extensions until the field depletes.

Royalties The Hydrocarbons Laws require the payment of royalties for hydrocarbon production. Royalties are equal to 7% and 4%, respectively, for onshore and offshore production of oil and 7% for both onshore and offshore production of natural gas.

Preferential Rights Until December 31, 1996, Eni was entitled to a number of preferential rights, including, among other things, the exclusive right to explore for and exploit, without permit or concession, hydrocarbon deposits in the Exclusive Area.

In 1994, the EU enacted a licensing directive (the "Licensing Directive"), which required member states to enact legislation eliminating, by December 31, 1996, all laws that provided exclusive rights to a single entity in a specific geographic area. Legislative Decree No. 625/1996 (Decree No. 625), which was adopted to implement the Licensing Directive, eliminated the exclusivity of Eni’s rights in the Exclusive Area. Decree No. 625 allows Eni to obtain upon application exploration permits and production concessions having effect from January 1, 1997 that would preserve such rights as have vested under the regime of exclusivity (based on the activities that have been carried out or are currently underway).

Gas & Power

Natural gas market in Italy

The European Directive on Natural Gas was implemented into Italian legislation through Legislative Decree No. 164 of May 23, 2000 ("Decree No. 164"), effective from June 21, 2000. As concerns natural gas activities carried out by Eni the most relevant aspects of the decree are as follows: (i) starting in 2003 all customers are eligible customers (with access to the natural gas system); (ii) from January 1, 2003 to December 31, 2010 no single operator is allowed to hold a market share higher than 50% of domestic sales to final customers. In addition, no single operator is allowed to supply more than 75% of all natural gas volumes introduced in the domestic transmission network by 2002, decreasing by 2 percentage points per year until it reaches 61%. The two ceilings are calculated net of losses (in the case of sales) and own consumption. A three-year average mechanism is used to evaluate whether volumes introduced in the domestic transmission network or sold to final customers are above set ceilings. Those ceilings are considered exceeded if at the end of the first three-year period, the average of volumes introduced in the domestic transmission network or sold to final customers is higher than the allowed average for that period. In subsequent years, the three-year average is calculated on data of the most recent three years; (iii) imports from the European Union are free, while natural gas imported from outside the European Union is subject to an authorization of the Ministry of Productive Activities. Subjects importing from countries outside the EU must secure a certain availability of strategic storage. Such constraints apply also to the import contracts entered into before the coming into effect of Decree No. 164, these contracts are automatically considered authorized since this date; (iv) natural gas transport and dispatching activities are to be carried out by a separate company that is not allowed to carry out any other activity in the natural gas field, with the only exception of storage, for which, however, accounting and operating separation is envisaged. Also distribution, which includes the transport of natural gas by means of local gas pipeline networks for delivery to customers, is to be carried out by a separate company which may not perform other gas related activities. Sale activity to final customers is compatible only with import, export and production activities and is subject to an authorization from the Ministry of Productive Activities. Concessions for the distribution of natural gas will be assigned only through an auction procedure; and (v) tariff criteria and return on capital employed for transport, dispatching, storage, use of LNG terminals and distribution are determined by the Authority for Electricity and Gas. Third parties are allowed to access transport infrastructure, storage sites, LNG terminals and distribution networks on a regulated basis. As provided for by the decree, a Network Code containing norms and regulations for the operation of and access to infrastructure was prepared by operators on the basis of criteria set by the Authority for Electricity and Gas.

In particular 2004 was the end of the first three-year regulated period for natural gas volumes input in the domestic transmission network, in which the allowed percentage is 73% of domestic consumption of natural gas. Eni’s presence on the Italian market complied with the limit.

Law No. 239 of August 23, 2004 on the restructuring of the energy sector in Italy

This law provides for:

•	a derogation to third party access granted to companies that make direct or indirect investments for the construction of new infrastructure or the upgrading of existing ones such as: (i) interconnections between EU Member States and national networks; (ii) interconnections between non-EU States and national networks for importing natural gas to Italy; (iii) LNG terminals in Italy; and (iv) underground storage facilities in Italy. Investing companies can obtain priority on the conferral of new capacity for a portion of not less than 80% of the new capacity installed and for a period of at least 20 years.
•	Paragraph 34 of the single article prohibits undertakings active in the field of natural gas and electricity with a concession for local public services or for the management of networks (excluding all sale activities) from operating in a competitive market for post-counter services, in the areas where they hold the concession for the duration of the concession, including through subsidiaries or affiliates.
•	Paragraph 51 cancels paragraph 5 of Article 16 of Legislative Decree No. 164/2000, which obliged distribution companies to ascertain the existence of plants which do not only supply gas to productive units and safety of post-counter services.
•	Paragraph 69 provides the authentic interpretation of the rule introduced by Legislative Decree No. 164/2000 concerning the transitional regime of concessions for natural gas distribution activities in urban centers existing at June 21, 2000, which allows for an anticipated repayment of the distribution service, despite being provided through a bid procedure rather than direct entitlements. This law changes the provisions defined by Legislative Decree No. 164/2000 by: (i) extending to December 31, 2007, the transitional period for the continuation of existing concessions, with a possible extension of one further year when public interest is considered important by local authorities; and (ii) cancelling the adding up of possible extensions, as provided for by Legislative Decree No. 164/2000, in case of certain conditions (business restructuring, size parameters, shareholding composition). The end of concessions awarded on the basis of a bid procedure remains set at December 31, 2012.

Natural gas market in Europe - Directive 2003/55/CE

On August 4, 2003, the European Directive 2003/55/CE of the European Parliament and the European Council came into force. It contains common regulations for the internal market of natural gas and repeals Directive 98/30/CE. Member States are to include the directive into their laws by July 1, 2004.

The most relevant aspects of the directive are the following:

•	member States must designate an operator for transmission, distribution and storage systems of natural gas and LNG;
•	where the transmission system operator is part of a vertically integrated undertaking, it shall be independent at least in terms of its legal form, organization and decision making from other activities not relating to transmission. These rules shall not create an obligation to separate the ownership of assets of the transmission system from the vertically integrated undertaking. Unbundling of transmission and distribution from other activities in the field of natural gas was already set in Legislative Decree No. 164/2000, but the Directive provides also for a "functional separation"; i.e., those persons responsible for the management of the transmission system operator may not participate in company structures of the integrated natural gas undertaking responsible, directly or indirectly, for the day-to-day operation of the production, distribution and supply of natural gas;
•	member States shall ensure the implementation of a system of third party access to the transmission and distribution system, LNG facilities, storage facilities and upstream pipeline networks; access to the system is regulated; negotiated access is provided only for storage facilities as an alternative option to regulated access;
•	natural gas undertakings may refuse access to the system: (i) on the basis of lack of capacity; (ii) where the access to the system would prevent them from carrying out their public service obligations; (iii) on the basis of serious economic and financial difficulties with take-or-pay contracts. In the latter case, undertakings can apply for a derogation. Member States or the designated competent authority may decide to grant a derogation, and shall notify the Commission without delay of their decision. When deciding on the derogations, the Member State, or the designated competent authority shall take into account, in particular, the following criteria: (i) the seriousness of the economic and financial difficulties encountered by natural gas undertakings and transmission undertakings or eligible customers; and (ii) the extent to which, when accepting the take-or-pay commitments in question, the undertaking could reasonably have foreseen, that serious difficulties were likely to arise. Serious difficulties shall in any case be deemed not to exist: (i) when the sales of natural gas do not fall below the level of minimum offtake guarantees; (ii) in so far as the relevant gas purchase take-or-pay contract can be adapted; and (iii) when the natural gas undertaking is able to find alternative outlets. In Italy the rules and modes of operation of the transmission network are established by the Authority for Electricity and Gas in implementation of Legislative Decree No. 164/2000, through Decision No. 137/2002. On the basis of these criteria natural gas transmission companies prepare network codes that need to be approved by the Authority for Electricity and Gas (see Section "Decision No. 137/2002" below);
•	application of the rules concerning derogation from third party access. In particular, Article 22 provides for an exemption from the general criteria of third party access in the case of major new gas infrastructures and of significant increases of capacity in existing infrastructures. This exemption, aimed at favoring investments in new capacity, will be granted on a case by case basis; in Italy this derogation is allowed by Law No. 239/2004 – (see Section "Law No. 239 of August 23, 2004" above);
•	opening up of the market: the deadlines for the recognition of eligible customers are longer than those specified in Legislative Decree No. 164/2000, which extended this definition from January 1, 2003 to all customers as follows: July 1, 2004 for all non-household customers and July 1, 2007 for all customers.

Eni does not expect any major impact on its activity in the natural gas business deriving from the mere implementation of Directive 2003/55/CE into the Italian body of laws.

Directive 2004/67/CE

Directive 2004/67/CE concerning measures to safeguard security of natural gas supply was approved on April 26, 2004; the new Directive asked Member States to implement measures assuring natural gas supply, with particular attention to residential uses.

Law No. 62 of April 18, 2005, "Legge comunitaria 2004" defined the criteria that delegate to the Government the formulation of legislative decrees implementing the Directives 2003/55/CE and 2004/67/CE.

Natural Gas prices

Prices of natural gas sold to industrial and thermoelectric customers as well as to wholesalers are freely established among buyers and sellers following the liberalization of the natural gas sector introduced by Decree No. 164. Eni applies a multi-choice price structure to its individual customers or groups of customers who are able to choose among various forms of price indexation. This price structure aims at reducing the impact of the volatility of raw material prices due to fluctuations in the prices of energy parameters and in exchange rates by introducing mechanisms that minimize commodity risks. The Authority for Electricity and Gas holds a power of surveillance on this matter (see below). See below for a discussion of natural gas prices of sales of natural gas to residential and commercial customers which were not eligible customers until December 31, 2002.

Distribution and sale of natural gas to residential and commercial customers

Under Law No. 481/1995 (establishing the Authority for Electricity and Gas) and Legislative Decree No. 164/2000, the Authority for Electricity and Gas retains the power of establishing criteria and parameters to be homogeneously applied in Italy in the determination of natural gas distribution tariffs and selling prices to residential and commercial customers.

With Decision No. 237 dated December 28, 2000 as amended, the Authority for Electricity and Gas determined tariff criteria for natural gas distribution activity for the first regulated period ending on September 30, 2004. Tariffs are determined so that annual revenues from natural gas distribution activity cover operating costs and the remuneration of capital employed and are adjusted yearly according to the price cap method based on parameters and formulas determined by the Authority for Electricity and Gas. Capital employed is determined by applying a parameter-based method or, alternatively, a method of revalued historical cost for those companies that published audited financial statements starting with the fiscal year ended before January 1, 1991 (which include Italgas). With Decision No. 170 of September 29, 2004 the Authority for Electricity and Gas defined gas distribution tariffs for the second regulated period from October 1, 2004 to September 20, 2008, setting at 7.5% the rate of return on capital employed of distribution companies, as compared to the 8.8% rate set for the preceding regulated period. The rate of productivity recovery – one of the components of the annual adjustment mechanism of tariffs – was set at 5% of operating expenses and amortization charges (as compared to the 3% rate applied to total expenses and charges in the preceding regulated period). The Regional Administrative Court in a decision published on February 16, 2005, cancelled the Authority’s decision. The latter filed a claim with the Council of State, that, on March 8, 2005 suspended the Regional Administrative Court’s decision while waiting for the judgment.

As concerns sale of natural gas to residential and commercial customers, the Decree of the President of the Council of Ministers of October 31, 2002 conferred to the Authority for Electricity and Gas the powers to: (i) define, calculate and update and gas selling prices also after the opening up of markets set at January 1, 2003 for customers who were not-eligible customers until December 31, 2002; (ii) define methods for updating selling prices with reference to variable costs that minimize the impact of inflation; and (iii) define criteria for allocating the costs deriving from social support measures, in order to reduce the aggregate net cost of interventions as much as possible and to ensure neutrality in the application of selling prices to the various groups of users. Consistently with this decree, the Authority for Electricity and Gas: (i) with Decision No. 195 of November 29, 2002 changed the methods for periodically updating selling prices for natural gas in connection with changes in international prices of crude oil and refined products. Such changes concern the schedules update process (from every two months to every three), and the duration of the reference period for the calculation of changes in average international prices as compared to the application quarter (from the preceding six months to the preceding nine months). The invariance threshold, beyond which tariffs are updated, remained at 5%; and (ii) with Decision No. 207 of December 12, 2002, it decided that companies selling natural gas through local networks can maintain the conditions applied to non-eligible customers until December 31, 2002 until the customer accepts a new contract offer. In addition, the Authority for Electricity and Gas decided that these companies can propose their own new contract offers determined according to the criteria established by the Authority for Electricity and Gas, adequately advertising them before March 31, 2003 (such offers must be published on the companies web page, on at least one newspaper of general circulation and on the Official Gazette of their region or autonomous province).

The Authority for Electricity and Gas with Decision No. 138 of December 4, 2003, as modified by Decision No. 27/2004, introduced two provisions intended for end customer who were non-eligible customers until December 31, 2002 and to end customers that have not exercised their capacity to enter new contracts:

•	a reduction in the supply price, by means of a discount in tariff of about 50% of the average reductions registered in the wholesale market starting in 2002 for what concerns the cost of raw materials, net of the storage and transmission components, and 100% of reductions in transmission and storage tariffs registered in tariff adjustments for thermal years 2002-2003 and 2003-2004; and
•	a compensation in favor of distribution areas with high unit costs by means of a discount on the distribution cost covering component. The discount is financed by a slight increase in the variable part of the distribution tariff applied to all distribution areas. This compensation is administered by a governmental agency until September 30, 2006.

Decision No. 138/2003 sets at July 31, 2005 the date before which the Authority for Electricity and Gas will control the degree of competition on the market for end customers, in order to decide any cancellation or change of the obligation imposed upon companies selling natural gas by Article 1 of Decision No. 207/2002 (entailing the application of the same conditions applied until the customer accepts a new contract offer to all end customers who at December 31, 2002 were not eligible customers and to those that were eligible customers but did not choose to sign new contracts).

In order to dampen the inflationary pressures related to the increase in international oil prices in the second half of 2004, the Authority for Electricity and Gas, with Decision No. 248 of December 29, 2004, changed the indexing mechanism concerning the raw material component in tariffs paid by end customers that were non-eligible customers until December 31, 2002 according to Decision No. 195/2002. The decision introduced the following changes: (i) establishment of a cap set at 75% for the changes in the raw material component if Brent prices fall outside the 20-35 dollar/barrel range; (ii) change of the relative weight of the three products making up the reference index of energy prices whose variations – when higher or lower than 5% as compared to the same index in the preceding period – determine the adjustment of raw material costs; (iii) substitution of one of the three products included in the index (a pool of crudes) with Brent crude; and (iv) reduction in the value of the variable wholesale component of the selling price by euro 0.25 cents per cubic meter in order to foster the negotiation of prices consistent with average European prices in gas import contracts starting from October 2005. Decision No. 248/2004 also imposes the obligation to provide new price arrangements consistent with the said decision on the sale of natural gas to wholesalers under contracts that do not contain price adjustment clauses in case of changes in the adjustment rules of supply conditions. Eni filed a claim against Decision No. 248/2004, requesting its suspension, given the serious economic and financial prejudice deriving from the application of the decision. On January 25, 2005 the Regional Administrative Court of Lombardia accepted the claim thus suspending the Authority's decision and set to June 2005 the hearing for the settlement of the claim. On March 22, 2005 the Council of State rejected the Authority’s claim requesting the annulment of the suspension. Eni’s management expects that the changes introduced by Decision No. 248/2004, if implemented as drafted, will have a material impact on operating income for 2005. See "Item 3 – Risk Factors".

Decision No. 188/2004 of the Authority for Electricity and Gas

With Decision No. 188/2004 of October 27, 2004, the Authority required natural gas importing operators, among which Eni, to give information concerning: (i) dates and supplier for each contract; (ii) FOB purchase prices; (iii) updating price formulas and other details; and (iv) volumes and FOB purchase average prices on a monthly basis for each supplying contract relating to the period October 2002-September 2004.

Eni appealed this decision with the Regional Administrative Court that with Decision No. 2962/2004 on December 1, 2004 partially accepted Eni’s appeal suspending the obligation on part of Eni to communicate: (i) dates and supplier for each contract; and (ii) FOB purchase prices. On March 22, 2005, this obligation was definitely cancelled by the Regional Administrative Court with Decision No. 89/2005.

According to the Regional Administrative Court’s decision, Eni gave the Authority information about updating price formulas and other details about supplying contracts in order to comply with the Authority’s requirement and to collaborate in the process opened by the Authority to update the methodology of indexation of natural gas prices to the raw material component of the price formulas of natural gas sale contracts. This process was opened with Decisions No. 178/2004 and finalized with Decision No. 248/2004 (See above for a discussion of Decision No. 248/2004).

Taking into account the Regional Court’s decision, Eni gave the Authority only part of the information required; in particular information concerning volumes supplied and monthly FOB purchase average prices was not provided because their availability allow for the calculation of those pieces of information the presentation of which was annulled by the Regional Administrative Court’s decision.

On June 16, 2005, with Decision No. 107/2005 the Authority started a formal inquiry against Eni and other importing operators stating Eni’s failure to comply with the Authority information requirement. The Authority may impose a fine on Eni.

Inquiry on the quality of distribution services

On May 17, 2005, the Authority for Electricity and Gas started an inquiry on the alleged violation of its decisions concerning the quality of distribution services (Decision No. 168/2004) and the minimum contractual conditions of sale service (Decision No. 229/2001) by Italgas and Italgas Più (from January 1, 2005 merged into Eni SpA). In particular the inquiry intends to clarify:

•	for Italgas Più from September to December 2004, belated emission of invoices as compared to periods set by the Authority for Electricity and Gas and defaults in communication concerning postponement of payments recognized to customers which could represent a violation of the minimum quality standard imposed by the Authority for Electricity and Gas;
•	for Italgas from August 26 to September 5, 2004 wrong statements on the number of services requested by Italgas Più customers (new linkages and the like).

Inquiries by the Antitrust Authority

Sale contracts outside Italy With a decision of November 21, 2002, the Antitrust Authority judged that Eni had violated competition rules by entering in 2001 into contracts outside Italy with other operators importing into Italy the supplied volumes and thus limiting third party access to natural gas transport infrastructure. The Antitrust Authority considered that these contracts infringe the rationale of Article 19 of Legislative Decree No. 164/2000 which defines the limits for volumes to be input by single operators into the national network. With the same decision and taken into account the lack of clarity of Italian regulations and Eni’s availability to increase the transmission capacity of gaslines outside Italy, the Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit "implement measures to eliminate infringing behaviors with specific attention to the upgrading of the transmission network or equivalent actions".

On June 18, 2004, Eni submitted to the Antitrust Authority a proposal entailing the sale to third parties of a total of 9.2 billion cubic meters of natural gas in the four-thermal year period starting in October 1, 2004 through September 30, 2008, corresponding to 2.3 billion cubic meters for each thermal year, before such natural gas enters the national transmission network at Tarvisio. With a decision of June 24, 2004, the Antitrust Authority judged this proposal adequate to end the effects of the violation of competition rules highlighted in the November 21, 2002 decision. With the decision of October 7, 2004 that closed the above mentioned procedure, the Antitrust Authority acknowledged that Eni has taken proper measures for executing the decision of November 21, 2002 by signing gas release contracts. However, it fined Eni euro 4.5 million alleging that Eni had complied belatedly with the Antitrust Authority’s indications. On December 6, 2004, Eni filed a claim with the Regional Administrative Court of Lazio against this decision and requesting the annulment of the fine that was however recorded in Eni’s accounts. In May 2005 the Regional Administrative Court repealed this claim. Eni paid the fine imposed on it by the Antitrust Authority.

A claim filed by Eni with the Regional Administrative Court of Lazio against the decision of November 21, 2002 is still pending.

Trans Tunisian Pipeline Co On February 1, 2005, the Antitrust Authority notified Eni of the opening of a procedure, according to Article 14 of Law No. 287/1990, to ascertain an alleged abuse of dominant position. The events leading to the opening of the procedure relate to behavior of Trans Tunisian Pipeline Co Ltd (TTPC), wholly owned by Eni, concerning its decision to consider expired certain ship-or-pay contracts signed on March 31, 2003 with four shippers awarded capacity on TTPC’s pipeline due to the non-occurrence of suspensive clauses, and therefore not to proceed to an upgrade of the pipeline before 2007.

Joint official inquiry of the Authority for Electricity and Gas and the Antitrust Authority

On June 17, 2004, the Authority for Electricity and Gas and the Antitrust Authority decided to close their joint survey into the natural gas market started February 20, 2003. Both Authorities consider the overall level of competition of the Italian natural gas market unsatisfactory. According to both Authorities one of the main reasons for this is the vertical integration of Eni in the supply and transport of gas, notwithstanding the antitrust ceilings introduced that limit until 2010 the volumes of natural gas input to consumption in Italy.

Among the possible measures which in their opinion could enhance the level of competition in the natural gas market are: (i) the upgrading by Eni of infrastructure for the import of natural gas from Russia (TAG) and Algeria (TTPC); (ii) the establishment of an independent transmission system operator (ISO) that owns and operates both the national high pressure transport grid and the storage assets of natural gas; (iii) a framework for the assignment to third parties of natural gas volumes or natural gas contracts relating to Eni’s take-or-pay long-term natural gas supply contracts; and (iv) the sale by Eni to third parties of adequate gas volumes at a price near to the supply cost without control on the recipients.

Transport

Transport tariffs With Decision No. 120 of May 30, 2001, the Authority for Electricity and Gas published the criteria which transport companies have to apply in determining natural gas transport and dispatching tariffs on national and regional transportation networks, as provided for by Decree No. 164. Tariffs are subject to approval by the same Authority, which ensures their compliance with preset criteria. The new tariff system substituted preceding agreements between Eni and customers of any category. The new tariff system is in force for the first regulatory period including four thermal years and started on October 1, 2001 (the "thermal year" goes from October 1 to September 30). At the beginning of each calendar year transport companies submit the tariff proposal to the Authority for Electricity and Gas which in turn approves or rejects the proposal of transport companies.

Criteria established by the Authority for Electricity and Gas provide for a cap on revenues from transport and dispatching activity ("allowed revenues") which is adjusted annually; those criteria also provide for a separate treatment of revenues on existing assets and on new capital expenditure on expansions and extension of infrastructure. In the first thermal year allowed revenues are calculated as the sum of: (i) operating costs including storage and modulation costs; (ii) amortization and depreciation of transport assets; and (iii) return on net capital employed. Net capital employed is calculated by revaluating historic costs of transport infrastructure (pipelines, compressor stations and other support equipment) on the basis of certain inflationary indexes; resulting amounts are adjusted to take into account the residual useful life of assets (pipelines are estimated to have a useful life of 40 years) and also subtracting State grants. The application of this methodology implies an estimated value of Eni’s transport assets of approximately euro 9.6 billion. This, however, is a valuation for regulatory purposes and should not be read as an indication of the market value of Snam Rete Gas. The rate of return on capital employed set by the Authority for Electricity and Gas is 7.94% (pre-tax). Once established, allowed revenues for the first year are divided into two components: (i) capacity revenues equal to 70% of allowed revenues which are the maximum amount of revenues collectable from the sale of transport capacity to customers; and (ii) commodity revenues equal to 30% of allowed revenues which are the maximum amount of revenues collectable from transported volumes. Starting from the second year these two components are adjusted on a yearly basis to take into account inflation and certain reduction factors (set at 2% and 4.5% for capacity revenues and commodity revenues, respectively); commodity revenues are also adjusted to transported volumes of the current regulatory period. The 2% reduction factor on capacity revenues provides scope for improving results of operations of the transport company if cost reductions exceed the set amount, whereas the 4.5% reduction factor on commodity revenues provides scope for improving results of operations of the transport company if transported volumes grow more than the reduction factor. Allowed revenues can also be increased to reflect costs associated with exceptional events, quality improvement in service and efficient utilization of resources; these increases have yet to be established by the Authority for Electricity and Gas. New capital expenditure in extension and expansion enable transport companies to increase the capacity revenue by a stated percentage in the regulatory period following the period in which new capital expenditure is made. In addition, those capital expenditure give rise to a 6 year fixed increase in allowed commodity revenues. This tariff system will be in force for four years (first regulatory period). At the end of the first regulatory period, all transport cost components will be recalculated and 50% of higher cost reductions with respect to established efficiency improvements will be recognized to transport companies and 50% will be transferred to customers. Once the allowed revenues are established, transport companies define individual tariffs to clients which are based on a charge for the capacity used at the entry location (border, fields, storage sites) and the capacity used at interconnection nodes with regional networks (divided into 15 zones) and on a charge for the capacity used at regional level, providing for discounts to those entering the network at less than 15 kilometers from the interconnection point. A further charge (commodity charge) is related to the amounts of gas transported plus an annual fixed charge varying according to the delivery points.

On May 2, 2005, the Authority for Electricity and Gas published the Consultative Document defining proposals about transportation tariffs for the second regulatory period (October 1, 2005-September 30, 2008).

Network code With Decision No. 75 of July 1, 2003, the Authority for Electricity and Gas approved Snam Rete Gas Network Code, which defines rules and regulations for the operation and management of the transmission network. The Network Code, in accordance with Legislative Decree No. 164/2000, is based on the criteria set by the Authority for Electricity and Gas with Decision No. 137/2002, aimed at guaranteeing equal access to all customers, maximum impartiality and neutrality in transport and dispatching activities. The Network Code regulates the allocation of transmission capacity, obligations of transporter and customer and the procedures through which customers can sell capacity to other users. The allocation of transport capacity at entry points in the national gasline network (point of interconnection with import gaslines) can be annual or can last up to five thermal years. Entities eligible to request multiannual allocation are parties in multiannual import contracts within the limit of their daily average contract volumes. Available capacity is allocated to parties in multiannual import contracts containing take-or-pay clauses signed before August 10, 1998 (date of coming in force of European Directive 98/30/CE), with priority over other customers; if in a thermal year requests for capacity happen to be higher than available capacity, a pro-rata mechanism is applied in compliance with the aforementioned priority.

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

Eni filed a claim against Decision No. 137/2002 with the Regional Administrative Court of Lombardia, that was partially accepted with a decision of December 2004. The Authority for Electricity and Gas filed a counter claim against this decision with the Council of State and informed Eni on February 19, 2005.

Law Decree No. 239/2003 (protection against black-outs) Law Decree No. 239/2003, converted with amendments into Law No. 290/2003, contained among other things new provisions for the construction of generation plants and terminals for the regasification of liquefied natural gas, as well as simplified procedures for the authorization of plants for electricity generation, electric mains, pipelines and gaslines. The Decree also prohibits companies operating in the natural gas and electricity industries to hold stakes higher than 20% in the share capital of companies owning and managing national networks for the transmission of natural gas and electricity from July 1, 2007. Following this provision, Eni will have to sell part of its stake in Snam Rete Gas – until it reaches the 20% maximum interest allowed. For a discussion of the expected impact of this sale, see "Gas & Power – Transmission, Dispatching and Regasification Assets" above. In 2004 Eni sold 9.054% of the share capital of Snam Rete Gas, thus reducing its interest to 50.06%.

On February 18, 2005, the Council of Ministers, on proposal of the Ministry of Economy and Finance, presented a Draft Decree of the President of the Council of Ministers which defined criteria and modes for the divestment of the interest held by Eni in Snam Rete Gas SpA (50.06%). The special powers of the Ministry of Economy and Finance provided for by the regulations on the divestment of interests held by the Italian Government will be included in the by-laws of this company. After the publication of the relevant Decree, Eni will continue the procedure for the sale of Snam Rete Gas SpA shares until Eni’s interest reaches 20% before July 1, 2007.

Preliminary investigation on the management and operation of the Panigaglia LNG regasification terminal

The Authority for Electricity and Gas with Decision No. 204 of November 18, 2004, started a preliminary investigation on the management and operation of Eni’s Panigaglia LNG regasification terminal and on LNG supplies to the Italian market in the thermal years from 2001 to 2004 in order to ascertain any behavior infringing the rules of equal access and equal conditions and neutrality in providing the regasification services.

Electricity generation

Law No. 239/2004 changed the criteria for becoming an eligible customer that had been set in Legislative Decree No. 79/1999 that had opened up the electricity market and set at July 1, 2007 the final opening up of the domestic electricity market for all customers. From July 1, 2004 only non household customers are eligible customers and from September 28, 2004 all final customers (individual or associated) that in the preceding year had consumption destined to industrial activities and to the public administration activity exceeding 0.05 GWh.

The Authority for Electricity and Gas completed the definition of rules regulating the Electricity exchange set up from April 1, 2004 and introduced: (i) an economic management of dispatching which allows the selection of plants for the supply of electricity based on the criteria of the Market Clearing Price which is defined, for each hour, as the price set at the intersection of the demand and supply curve and which is provided to all the plants scheduled. Furthermore, with Decision No. 253/2004 the Authority for Electricity and Gas approved the regulation of dispatching for 2005 that was presented by the Gestore della Rete di Trasmissione Nazionale SpA ("GRTN"); (ii) the regulations for the control of market power that aims at avoiding speculations by operators. Among other things, it provides for tenders managed by the Single Buyer for the signing of financial contracts (the Contract for Differences) with eligible customers. Under these contracts the supplier receives a premium in euro/megawatt and if the Market Clearing Price is higher than the contract price (the Strike Price), the supplier pays the difference to the Single Buyer; (iii) a return on production capacity provided to the national electric system in case of seasonal criticalities, in implementation of Legislative Decree No. 379 of December 19, 2003, that introduced the remuneration of electricity generation capacity in order to guarantee that domestic demand is met with the required reserve margins; (iv) a reorganization of time frames that represent the main reference for the determination of selling prices in bilateral contracts, as per Decisions No. 5/2004 and 235/2004 (they are now more homogenous and consistent with the dynamics of national consumption; the previous ones provided for higher tariffs in winter months); and (v) a fee for the assignment of rights of use of transmission capacity (CCT) and an unbalancing charge (in case of differences between the produced and scheduled volume of energy for every fifteen minutes). In 2004, together with other operators, EniPower and EniPower Trading (its subsidiary involved in the electricity sale to "eligible customers") filed a claim against Article 42 of Decision No. 48/2004 and subsequent related decisions for the aspects concerning CCT with the Regional Administrative Court of Lombardia. The merits of the claim were discussed on June 14, 2005, together with the Decision 237/2004 which also established for 2005 the CCT. The Regional Administrative Court rejected the claims, but motives have not yet been published. The two companies will probably lodge an appeal with the Council of State.

With Decision No. 254 of December 30, 2004, the Authority for Electricity and Gas introduced mechanisms that aim to control market power in order to avoid unjustified price increases on the Electricity Exchange (so-called IPEX) determined by dominant positions of producers. In case of any anomalous occurrence, as shown by indicators, the remuneration of electricity sold by the infringing producer will be automatically changed and will not correspond to the marginal price at the IPEX, but to the prices offered by this producer at each individual plant. Furthermore, for the following 30 days, said producer will be obliged to sell all its production on the IPEX at a constant price, thus changing its offer strategies. After claims filed by other operators, the relevant sanctions have recently been annulled by the Regional Administrative Court of Lombardia.

Article 11 of Legislative Decree No. 79/1999 obliges importers and producers of electricity from non renewable sources exceeding 100 gigawatthour/year to inject a given proportion of electricity from renewables into the power grid or to purchase equivalent Green Certificates (renewable obligation). Green Certificates are issued by the Italian System Operator for the first eight years of operation of renewable-energy power plants. The share of electricity produced from renewable sources has been set at 2% of electricity produced from non renewable sources. Legislative Decree No. 387/2003 increased this amount by 0.35 percentage points per year from 2004 to 2006 and attributed to the Minister of Productive Activities the power to establish further increases of this minimum amount for the 2007-2009 and 2010-2012 periods, in agreement with the Minister of the Environment and the Conferenza Unificata. The Minister was expected to issue the decree containing the relevant thresholds before December 31, 2004 and 2007, respectively, but at the moment operators are still waiting for the decree concerning the 2004-2007 period. This obligation may not be applied to the electricity produced through cogeneration plants.

The Authority for Electricity and Gas with Decision No. 42/2002, amended by Decision No. 71/2004 and No. 201/2004, defined the conditions for the acknowledging of co-generation to certain forms of electricity production. A decree of the Minister of Industry of November 11, 1999 stated that producers are to file a request for this acknowledgement to the Gestore della Rete di Trasmissione Nazionale SpA ("GRTN"). With a judgment of April 12, 2005, the Regional Administrative Court of Lombardia rejected the claim filed by EniPower against relevant criteria set out by the Authority for Electricity and Gas, under which electricity production is deemed as "cogenerative" (and may thus enjoy the legislative benefits), as well as the decision of the GRTN that denied the nature of cogeneration production for the combined production of electricity and heat of Eni’s power stations at Livorno, Ravenna and Brindisi. Presently, the rejection of such claim by the Regional Administrative Court obliges the company to purchase so called green certificates to cover production from these plants in 2003; however, EniPower is currently evaluating the opportunity to appeal the Regional Administrative Court’s decision to the Council of State.

Storage of natural gas

The right to store natural gas in depleted fields in Italy is exercised pursuant to concessions granted by the Ministry of Productive Activities (formerly Ministry of Industry). Before Decree No. 164 came into force, only entities already holding a concession to exploit a hydrocarbon deposit were entitled to receive a concession to store natural gas, which is granted by the Ministry of Productive Activities. The initial duration of a concession is 20 years, with the possibility of obtaining at most two ten-year extensions if they complied with the storage programs and other obligations deriving from said concession as per Law No. 239/2004. After the expiration of a concession, new storage or production concessions on the same field may be granted through competitive auctions. Pursuant to Decree No. 625, unused storage capacity can be made available to third parties, subject to the approval of the Ministry, on a negotiated basis. Until December 31, 1996, Eni had the exclusive right to store natural gas in depleted fields in the Exclusive Area. Decree No. 625 eliminated this exclusive right, while granting Eni the right to obtain upon application storage concessions effective from January 1, 1997 that would preserve the rights vested with Eni during the regime of exclusivity (based on current storage activities or certain statutory conditions). Eni obtained the ten storage concessions which it had applied for.

The most important aspects of Decree No. 164 concerning production and storage activities performed by Eni are the following: (i) it favors the development of domestic natural gas reserves; (ii) storage is to be carried out by a separate company not operating in other gas activities (such as Stoccaggi Gas Italia SpA) or by companies which only engage in transmission and dispatching, provided the accounts of these two activities are clearly separated from the accounts of storage. Existing storage concessions are subject to the Decree. Their original term was confirmed and includes relevant production concessions; (iii) the need for strategic storage in Italy is defined explicitly; the burden of strategic storage is imposed upon companies importing from non-EU countries, which have to provide a strategic storage capacity in Italy corresponding to 10% of the amount of natural gas imported each year; (iv) holders of storage concessions are required to provide storage capacity for domestic production, for strategic use and for modulation to eligible users without discriminations, where technically and economically viable; (v) modulation storage costs are charged to shippers which have to provide modulation services adequate to the requirements of final customers; (vi) storage tariffs criteria are determined by the Authority for Electricity and Gas in order to ensure a proper return on capital employed, taking into account the typical risk inherent in upstream activities, as well as volumes stored for ensuring peak supplies and provides incentives to capital expenditure for the upgrading of the system; (vii) in the transitional period until the publication of the Authority’s decision, storage companies determine and publish their own tariffs, and (viii) the Authority for Electricity and Gas has to establish the criteria and priority of access most storage operators have to include in their storage codes.

In compliance with the provisions of Article 21 of Decree No. 164/2000, on October 21, 2001 all storage activities carried out within the Eni Group were conferred to Stoccaggi Gas Italia SpA, which holds ten storage concessions.

With Decision No. 26 dated February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for natural gas storage for the first regulated period (from April 1, 2002 to March 31, 2006) on the basis of the costs of the service, plus a weighted average pre-tax rate of return of 8.33%. Tariffs are adjusted through a price cap mechanism that takes into account inflation and a productivity recovery of 2.75% per year. The tariff structure for modulation consists of two fixed elements, one based on the annual capacity used (space occupied in the reservoir) and one based on maximum output capacity demand for one day in the year, as well as a variable element calculated on the basis of the quantities entering and leaving the field. On the basis of these criteria on March 18, 2002, Stoccaggi Gas Italia SpA presented its suggested tariffs for cyclical modulation, upstream and strategic storage services for the first regulatory period. The Authority for Electricity and Gas rejected Stoccaggi Gas Italia proposal and set storage tariffs for the first regulatory period with Decision No. 49 of March 26, 2002. In 2002, Stoccaggi Gas Italia appealed against both decisions to the Regional Administrative Court of Lombardia in order to obtain their cancellation. The Regional Administrative Court of Lombardia repealed Stoccaggi Gas Italia’s appeal with decision of September 29, 2003. Stoccaggi Gas Italia appealed to the Council of State against this decision on February 3, 2004. Pending the proceeding, Stoccaggi Gas Italia is currently applying the tariffs set by the Authority for Electricity and Gas.

Decree No. 625, as amended by Decree 164, provides for the holders of storage concessions to keep storage capacity available for upstream, strategic and modulation storage functions for the national natural gas system.

In implementation of Decree 164, the Decree of the Minister of Productive Activities of September 26, 2001 defined the criteria for the determination and use of strategic storage. The utilization of natural gas volumes held under strategic storage becomes mandatory in case of interruption or reduction of imports from non-EU countries due to technical and unpredictable causes, in case of emergency on the national gas network, in case of winters colder than those expected by the Authority for Electricity and Gas in its periodic statements concerning the determination of modulation obligations for seasonal consumption peaks.

On March 14, 2002, the Authority for Electricity and Gas issued a consultation document containing criteria relating to the storage code that storage companies have to propose. The consultation document, among other things, suggests: (i) a preference order in assigning storage capacity which favors natural gas transport companies, natural gas distribution companies as defined by Decree No. 164 Article 18, eligible customers and other natural gas companies of members States of the European Union and non-members; (ii) mechanisms to assign scarce storage capacity (competitive bid, pro quota or first come first served); and (iii) contents of the storage code, among which access criteria to storage services and criteria of utilization of storage service.

Refining and Marketing of Petroleum Products

Refining Under Decree No. 112, companies that seek to establish refining operations in Italy or to expand the capacity of existing refining operations must obtain an operating concession from the relevant Region, while companies that seek to build or operate new plants that do not increase refining capacity must obtain an authorization from the relevant Region.

Service Stations Decree No. 32 of February 11, 1998, as amended by Legislative Decree No. 348 of September 8, 1999 and Law Decree No. 383 of October 29, 1999, significantly changed Italian regulation of service stations. The Decree replaces the system of concessions granted by the Ministry of Industry, regional and local authorities with an authorization granted by city authorities. Legislative Decree No. 112/1998 confers the power to grant concessions for the construction and operation of service stations on highways to Regions. Decree No. 32 also requires that contracts between license holders and service station operators have a duration of not less than six years and be drafted in accordance with arrangements agreed by the relevant trade group of license holders and the union representatives for the service station operators. Decree No. 32 also provides for: (i) the testing of compatibility of existing service stations with local planning and environmental regulations and with those concerning traffic safety to be performed by city authorities; (ii) upon the closure of at least 7,000 service stations, the option to extend by 50% the opening hours (currently 52 hours per week) and a generally increased flexibility in scheduling opening hours; (iii) simplification of regulations concerning the sale of non-oil products and the permission to perform simple maintenance and repair operations at service stations; (iv) establishment of a fund for the restructuring of the sales network, in part financed through a contribution, in the 1998-2000 period. In 2002, the fund received new financings: the decree of the Minister of Productive Activities of August 7, 2003, implementing Law No. 237 of December 12, 2002, defined the amount of euro 0.0003 and euro 0.0001 for each liter of automotive fuel (gasoline, diesel fuel and LPG) sold in 2002 in the ordinary distribution network to be paid by authorization holders and service station managers, respectively. The latest payment date was set at December 31, 2003; (v) the opening up of the logistics segment by permitting third party access to unused storage capacity for petroleum products; and (vi) measures designed to increase competition on the market for LPG for residential, industrial and agricultural users. With the goal of renewing the Italian distribution network, Law No. 57/2001 provides that the Ministry of Productive Activities is to prepare guidelines for the modernization of the network, and the Regions shall follow those guidelines in the preparation of regional plans. The Decree was issued on October 31, 2001 and established the criteria for the closing down of incompatible stations, the approval of the plan, the renewal of the network, the opening up of new stations and the regulations of the operations of service stations on matters such as automation, working hours and non oil activities.

Petroleum Product Prices Petroleum product prices were completely deregulated in May 1994 and are now freely established by operators. Oil and gas companies periodically report their recommended prices to the Ministry of Productive Activities and service station operators, and such recommendations are considered by service station operators in establishing retail prices for petroleum products. With Ministerial Decree dated February 16, 2000, an entity was established that supports the Ministry of Productive Activities in monitoring trends in domestic and international prices of oil and oil products. Furthermore, in order to avoid initiatives inhibiting competition, Law No. 57/2001 provides the compliance with EU Regulation No. 2790/1999 concerning "vertical agreements" on economic relations between operators in this area. Management believes that these developments will not have any significant impact on Eni’s operations.

Compulsory Stocks According to Legislative Decree of January 31, 2001, No. 22 ("Decree 22/2001") enacting European Directive No. 98/1993 (which regulates the obligation of member states to keep a minimum amount of stocks of crude oil and/or petroleum products) compulsory stocks, must be at least equal to the quantities required by 90 days of consumption of the Italian market (net of oil products obtained by domestically produced oil). In order to satisfy the agreement with the International Energy Agency (Law No. 883/1977), Decree 22/2001 increased the level of compulsory stocks to reach at least 90 days of net import, including a 10% deduction for minimum operational requirements. Decree 22/2001 states that compulsory stocks are determined each year by a decree of the Minister of Productive Activities based on domestic consumption data of the previous year, defining also the amounts to be held by each oil company on a site-by-site.

Decree No. 32 of February 11, 1998 established an entity responsible for the maintenance and management of this compulsory stock whose main tasks are to: (i) distribute stocks on the national territory according to available storage sites and consumption levels; (ii) meet the demand for refined products in case of crisis; (iii) guarantee storage volumes to operators; and (iv) record demand for refined products in the various areas of Italy. The Agency has been created on June 14, 2001; its by-laws had been approved with a Ministerial Decree of January 29, 2001 and its operating regulation has been approved on May 20, 2003 by the general meeting of the Agency’s members. The Minister of Productive Activities with a decree dated January 7, 2003, defined the parameters for determining the available capacity of storage and transmission of mineral oils.

In 2004, Eni owned on average 7.0 million tonnes of oil products inventories, of which 5.0 million relating to "compulsory stocks" as required by Italian law. The balance is composed of oil products which cannot be used to meet compulsory stock requirements; that is 1.0 million tonnes related to operating inventories (including 0.2 million tonnes of oil products contained in facilities and pipelines), 0.8 million related to oil products contained in ships and 0.2 million related to specialty products.

Eni’s compulsory stocks are held in terms of crude oil (34%), light and medium distillates (38%), fuel oil (21%) and other products (7%). They are located throughout the Italian territory in both refineries (73%) and storage sites (27%).

Eni also held natural gas for strategic reserve purposes in its storage business, as established by Decree No. 164. The strategic reserves of gas are defined as "stock destined to meet situations of deficit/decrease of supply or crisis of the gas system". The Ministry of Productive Activities determines quantities and usage criteria of such reserves. As of December 31, 2004 Eni held approximately 180 billion standard cubic feet of strategic reserves of natural gas.

Competition

Like all Italian companies, Eni is subject to Italian and EU competition rules. EU competition rules are set forth in Articles 81 and 82 of the Treaty of Rome as amended by the Treaty of Amsterdam dated October 2, 1997 and entered into force on May 1, 1999 ("Article 81" and "Article 82", respectively being the result of the new denomination of former Articles 85 and 86) and EU Merger Control Regulation No. 4064 of 1989 ("EU Regulation 4064"). Article 81 prohibits collusion among competitors that may affect trade among member states and that has the object or effect of restricting competition within the EU. Article 82 prohibits any abuse of a dominant position within a substantial part of the EU that may affect trade among member states. EU Regulation 4064 sets certain limits for cross-border transactions, above which enforcement authority rests with the European Commission and below which enforcement is carried out by national competition authorities, such as the Antitrust Authority in the case of Italy. On May 1, 2004, a new regulation of the European Council came into force (No. 1/2003) which substitutes regulation No. 17/1962 on the implementation of the rules on competition laid down in Articles 81 and 82 of the Treaty. In order to simplify the procedures required of undertakings in case of concentration, the new regulation substitutes the obligation to inform the Commission with a declaration that such concentration does not infringe the Treaty. In addition, the burden of proving an infringement of Article 81(1) or of Article 82 of the Treaty shall rest on the party or the authority alleging the infringement. The undertaking or association of undertakings claiming the benefit of Article 81(3) of the Treaty shall bear the burden of proving that the conditions of that paragraph are fulfilled. The regulation defines the functions of Authorities guaranteeing competition in Member States and the powers of the Commission and of national courts. The competition authorities of the Member States shall have the power to apply Articles 81 and 82 of the Treaty in individual cases. For this purpose, acting on their own initiative or on a complaint, they may take the following decisions:

•	requiring that an infringement be brought to an end,

•	ordering interim measures,

•	accepting commitments,

•	imposing fines, periodic penalty payments or any other penalty provided for in their national law.

National courts shall have the power to apply Articles 81 and 82 of the Treaty. Where the Commission, acting on a complaint or on its own initiative, finds that there is an infringement of Article 81 or of Article 82 of the Treaty, it may: (i) require the undertakings and associations of undertakings concerned to bring such infringement to an end; (ii) order interim measures; (iii) make commitments offered by undertakings to meet the concerns expressed to them by the Commission binding on the undertakings; and (iv) find that Articles 81 and 82 of the Treaty are not applicable to an agreement for reasons of Community public interest.

Eni is also subject to the competition rules established by the Agreement on the European Economic Area (the "EEA Agreement"), which are analogous to the competition rules of the Treaty of Rome and apply to competition in the European Economic Area (which consists of the EU and Norway, Iceland and Liechtenstein). These competition rules are enforced by the European Commission and the European Free Trade Area Surveillance Authority.

In addition, Eni’s activities are subject to Law No. 287 of October 10, 1990 (the "Antitrust Law"). In accordance with the EU competition rules, the Antitrust Law prohibits collusion among competitors that restricts competition within Italy and prohibits any abuse of a dominant position within the Italian market or a significant part thereof. However, the Antitrust Authority may exempt for a limited period agreements among companies that otherwise would be prohibited by the Antitrust Law if such agreements have the effect of improving market conditions and ultimately result in a benefit for consumers. The Antitrust Authority has intervened on the basis of the Antitrust Law in several instances, particularly in order to prohibit the imposition of discriminatory tariffs in the telecommunications, railway and air transport sectors, among others.

Property, Plant and Equipment

Eni has freehold and leasehold interests in real estate in numerous countries throughout the world, but no one individual property is material to Eni as a whole. See "Exploration & Production" above for a description of Eni’s reserves and sources of crude oil and natural gas.

Organizational Structure

The significant subsidiaries, associated undertakings and joint ventures of the Eni Group controlled directly or indirectly by Eni at December 31, 2004 and included in the scope of consolidation, as well as Eni’s percentage of equity capital or joint venture interest (rounded to the nearest whole number) are set forth in the table below. The principal country of operation is generally indicated by the company’s country of incorporation or by its name.

Company/Undertaking	Country of Incorporation	%
Exploration & Production
Stoccaggi Gas Italia SpA	Italy	100
Eni Oil Algeria Ltd	the Netherlands	100
Eni Angola Exploration BV	the Netherlands	100
Agip Caspian Sea BV	the Netherlands	100
Eni Congo SA	the Netherlands	100
Eni Dación BV	the Netherlands	100
Eni Exploration BV	the Netherlands	100
Eni Indonesia Ltd	the United Kingdom	100
Eni Iran BV	the Netherlands	100
Agip Karachaganak BV	the Netherlands	100
Eni Lasmo Plc	the United Kingdom	100
Eni LNS Ltd	the United Kingdom	100
Eni North Africa BV	the Netherlands	100
Agip Oil Ecuador BV	the Netherlands	100
Eni Petroleum Co Inc	USA	100
Eni UK Ltd	the United Kingdom	100
Ieoc Production BV	the Netherlands	100
NAOC Nigerian Agip Oil Co Ltd	Nigeria	100
Eni Norge A/S	Norway	100

Gas & Power
Snam Rete Gas SpA	Italy	50
Società Italiana per il Gas pA	Italy	100
Distribuidora de Gas Cuyana SA	Argentina	46
Gas Brasiliano Distribuidora SA	Brazil	100
Greenstream BV	the Netherlands	75
Inversora de Gas Cuyana SA	Argentina	76
Tigáz Rt Tiszántúli Gázszolgáltátó Részvénytársaság	Hungary	50
EniPower SpA	Italy	100

Refining & Marketing
AgipRete SpA	Italy	100
AgipFuel SpA	Italy	100
Ecofuel SpA	Italy	100
Eni Portugal Investment SpA	Italy	100
Agip Deutschland GmbH	Germany	100
Agip Ecuador SA	Ecuador	100
Agip España SA	Spain	100
Agip Française SA	France	100
American Agip Co Inc	USA	100

Petrochemicals
Polimeri Europa SpA	Italy	100
Dunastyr Polystyrene Manufacturing Co Ltd	Hungary	100
Polimeri Europa Benelux SA	Belgium	100
Polimeri Europa Elastomères France SA	France	100
Polimeri Europa UK Ltd	the United Kingdom	100

Oilfield Services Construction and Engineering
Saipem SpA	Italy	43
Snamprogetti SpA	Italy	100
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	Italy	50
Saipem SA	France	43

Other Activities
Syndial SpA - Attività Diversificate	Italy	100
EniTecnologie SpA	Italy	100
Sieco SpA	Italy	100
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Italy	57

Corporate and financial companies
Eni International BV	the Netherlands	100
Eni Coordination Center SA	Belgium	100
Società Finanziaria Eni SpA - Enifin	Italy	100
Società Finanziamenti Idrocarburi - Sofid-SpA	Italy	100

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this item should be read together with the Key Information presented in Item 3 and the Consolidated Financial Statements and related Notes thereto included in Item 18

Executive Summary

In 2004, Eni’s net income totalled euro 7.3 billion, an increase of euro 1.7 billion over 2003 (up 30.2%) due mainly to a positive operating income performance (up euro 2.9 billion) especially in its core oil business. Eni’s operating income of euro 12.5 billion is euro 1.7 billion higher than the previous record of 2000. In 2004, Eni’s operating income was also benefited by the change in the petrochemical business which generated income after many years of losses.

Leverage12 went from 0.48 at December 31, 2003 to 0.31 at December 31, 2004.

Macro-economic conditions contributed to the improvement in results. The average price of Brent in 2004 was 38.2 dollars/barrel (up 32.5% over 2003). The effect of the increase in oil prices was offset in part by the depreciation of the dollar over the euro (down 10%). The euro price of Brent only increased by 20.5%, thereby creating a comparative disadvantage to European companies as compared to those companies whose functional currency is the US dollar.

In the Exploration & Production segment, hydrocarbon production available for sale averaged 1,586 KBOE/d increasing by 50 KBOE/d over 2003 (up 3.3%). Eni’s proved reserves of hydrocarbons at December 31, 2004 totalled 7,218 million boe, slightly decreasing over December 31, 2003 (down 0.7%). The reserve replacement ratio was 91%. The average reserve life index was 12.1 years (12.7 in 2003).

In the Gas & Power segment, despite an increasingly competitive environment with increasing regulatory constraints, sales of natural gas (84.5 billion cubic meters) increased by 6.1 billion cubic meters over 2003 (up 7.8%). Sales of electricity (13.8 TWh) increased by 8.3 TWh over 2003 (up 150%) due to the full year of commercial operations of the first combined cycle generation unit and the start-up of the second and third units at the Ferrera Erbognone power plant, as well as the start-up of new generation capacity at the Ravenna power plant.

In the Refining & Marketing segment, Eni continued the upgrading process of its refining system aimed at increasing efficiency, conversion rate and product quality of Eni wholly owned refineries. In marketing Eni continued the process of upgrading its distribution network in Italy; in Europe Eni built on the growth strategy implemented in selected European areas (mainly in Spain, South-East France and Central Europe). Retail and wholesale sales of refined products (28.8 million tonnes) increased by 760,000 tonnes over 2003 (up 2.7%).

In 2004, capital expenditure amounted to euro 7.5 billion. Of this 94% was directed to the Exploration & Production, Gas & Power and Refining & Marketing businesses and concerned large projects aimed at supporting growth and the long-term sustainability of the business. The principal projects were:

•	the development of the Wafa and Bahr Essalam fields in Libya, the first one started production in August 2004 and the second expected to start-up in mid-2005;
•	the development of fields in Iran where Eni is operator;
•	participation in the development of the oil fields in the Kizomba A and B areas in the deep waters of Angola, the first one started production in August 2004 and the second is expected to start-up in late 2005;
•	development of the Kashagan field in the Kazakh offshore;
•	upgrade and maintenance of Eni’s natural gas transport and distribution network;
•	the completion of the Greenstream gasline, which started operations in October and when fully operational, will carry to Italy 8 billion cubic meters of natural gas per year (4 billion net to Eni), already sold to third parties under long-term contracts with terms of up to approximately 20 years;
•	the continuation of the plan for power generation capacity build-up;
•	the construction of the tar gasification plant at the Sannazzaro refinery, actions on refineries and the upgrade of Eni’s fuel distribution network.

Margin13

Margin: The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g., refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemicals products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Trading environment

Year ended December 31,

2002	2003	2004

Average price of Brent dated crude oil (1)	24.98	28.84	38.22
Average price in euro of Brent dated crude oil (2)	26.41	25.50	30.72
Average EUR/USD exchange rate (3)	0.946	1.131	1.244
Average European refining margin (4)	0.80	2.65	4.02
EURIBOR – three-month euro rate % (3)	3.3	2.3	2.1

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: Eni's calculations.
(3)	Source: European Central Bank.
(4)	In US dollars per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Eni’s results of operations and the year-to-year comparability of its financial results are affected by a number of external factors which exist in the industry environment, including changes in oil, natural gas and refined products prices, industry-wide movements in refining and petrochemical margins and fluctuations in exchange rates and interest rates. Changes in weather conditions from year to year can influence demand for natural gas and some petroleum products, thus affecting results of operations of the natural gas business and, to a lesser extent, of the refining and marketing business. See "Item 3 – Risk Factors." The trading environment was generally favorable in 2004. However the favorable impact of higher hydrocarbon prices and refining margins compared to 2003 was partly offset by the depreciation of the US dollar versus the euro. Natural gas demand in Italy increased by approximately four percentage points over 2003 driven by strong growth in the thermoelectric segment. Natural gas margins in Italy decreased with respect to 2003 due to negative trading conditions, relating in particular to the lower appreciation of the euro over the US dollar compared to 2003 and the impact of the increasingly competitive pressure in the domestic natural gas market. In 2004, refining margins increased sharply due to strong demand for refined products, reflecting in part a supply shortage of medium distillates in the European area in connection with refineries standstills in order to adapt medium distillates specifications to new environmental standards set by the European Union effective in 2005. Margins on distribution of refined products in Europe were reduced by high oil prices as marketing profit centers were unable to pass onto to final customers the full increase in international prices of refined products. Petrochemical product margins rebounded somewhat from the depressed levels of 2003.

Key consolidated financial data

(million euro)	2002	2003	2004

Net sales from operations		47,922	51,487	58,382
Operating income		8,502	9,517	12,463
Net income		4,593	5,585	7,274
Net cash provided by operating activities		10,578	10,827	12,362
Capital expenditure		8,048	8,802	7,503
Investments(1)		1,366	4,255	316
Shareholders’ equity including minority interest		28,351	28,318	32,466
Net borrowings(2)		11,141	13,543	10,228
Net income per share	(euro per share)	1.20	1.48	1.93
Dividend per share	(euro per share)	0.750	0.750	0.900
Net borrowings to total shareholders’ equity ratio including minority interests (leverage)(2)		0.39	0.48	0.31

(1)	This item refers mainly to the acquisition of net equity of other companies and acquired net borrowings. In 2003, it also includes the outlay for the tender offer for Italgas shares (euro 2,569 million).
(2)	For a discussion of the usefulness of and a reconciliation of these non-GAAP financial measures with the most directly comparable GAAP financial measures see "Liquidity and capital resources – Financial conditions" below.

Critical Accounting Estimates

The consolidated financial statements of Eni and the related Notes have been prepared in accordance with Eni Group accounting policies which are in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (C.N.D.C.R.) or, in the absence thereof and if applicable, the International Accounting Standards Board (I.A.S.B.). In the absence of indications in said principles, specific criteria for hydrocarbon exploration and production applied internationally have been followed (collectively "Italian GAAP").

Italian GAAP varies in certain significant respects from generally accepted accounting principles applied in the United States ("U.S. GAAP"). For a summary of the significant differences between Italian accounting principles and U.S. GAAP that are relevant to Eni, see "Summary of Differences Between Italian accounting principles and U.S. GAAP" below and Notes No. 27, 28 and 29 to the Consolidated Financial Statements. Note No. 29 to the Consolidated Financial Statements provides certain additional disclosures required under U.S. GAAP.

The preparation of these consolidated financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. Summarized below are the accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the consolidated financial statements. In particular, the accounting methods and policies based on these assumptions and estimates affect the recognition of assets and liabilities in the balance sheet and revenues and expenses in the income statement, as well as net income, stockholders equity and various financial statements ratios. However cash flows and liquidity are not affected by such accounting policies and estimates.

Oil and Gas Activities

Costs associated with the acquisition of mineral rights, including reserves purchased in connection with such acquisition, are capitalized. Mineral rights can also include exploration permits, among other items. Exploration permits are amortized on a straight-line basis over the expected period of benefit. Capitalized costs associated with proved reserves are amortized on a Unit-of-Production (UOP) basis, while capitalized acquisition costs related to all other reserves are not amortized until classified as proved. Costs for the acquisition of unproved property are reassessed at least annually in order to verify whether the carrying amount may be recoverable in future years (see "Impairment of Assets" below). Costs associated with exploratory activities for oil and gas producing properties are expensed as incurred for Italian GAAP financial reporting purposes. Capitalized costs related to abandoned exploration drilling programs are expensed. For a discussion on the accounting of costs for exploratory well under U.S. GAAP see below.

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

Engineering estimates of the Company’s oil and gas reserves are inherently uncertain; the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved". Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves include: (i) developed proved reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; and (ii) undeveloped proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling and facilities. Proved reserves do not include probable or possible reserves. See also "Item 3 – Risk Factors – Uncertainties in estimates of oil and natural gas reserves".

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

Accounting for Suspended Well Costs under U.S. GAAP

Under U.S. GAAP costs for exploratory wells are initially capitalized pending the determination of whether the well has found proved reserves. If proved reserves are found, the capitalized costs of drilling the well are reclassified to tangible assets and amortized on a UOP basis. If proved reserves are not found, the capitalized costs of drilling the well are charged to expense. However, successful exploratory efforts are, in many cases, not declared to be proved until after an extensive and lengthy evaluation period has been completed. These issues were addressed by the FASB staff in its FSP FAS 19-1, published in April 2005, amending FAS 19, "Financial Accouting and Reporting by Oil and Gas Producing Companies". Under the provisions of FSP FAS 19-1, companies in the oil and gas industry are allowed to continue capitalization of an exploratory well after the completion of drilling when: (a) the well has found a sufficient quantity of reserves to justify completion as a producing well; and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. FSP FAS 19-1 provided a number of indicators necessary to demonstrate sufficient progress was being made in assessing the reserves and economic viability of the project. Among these indicators are for instance: (i) costs are being incurred to assess the reserves and their potential development; (ii) existence (or active negotiations) of sales contracts with customers for oil and natural gas; and (iii) existence of firm plans, established timetables or contractual commitments, which may include seismic testing and drilling of additional exploratory wells. Notwithstanding the application of the above mentioned indicators the determination of whether an exploratory well should remain capitalized after the completion of drilling still requires high degree of judgement on the part of management in assessing whether the company is making sufficient progress assessing the reserves and the economic and operating viability of a given project and hence in deciding to continue capitalization of costs related to exploratory wells that have found reserves that cannot be recognized as proved when drilling is completed.

Impairment of Assets

Fixed assets and intangible assets are written down whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Conditions that could cause an asset to become impaired include lower-than-forecasted commodity sales prices, changes in the Group’s business plans or a significant adverse change in the local or national business climate. The amount of an impairment charge is the excess of an assets carrying amount over its estimated fair value. The estimated fair value usually is based on the present values of expected future cash flows using assumptions commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review. According to Italian GAAP, when the circumstances causing an impairment cease to exist, Eni reverses previously recorded impairment charges net of depreciation.

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

Asset Retirement Obligations

Eni has significant obligations to remove tangible equipment and restore land or seabed once operations are terminated. Removal and restoration obligations are primarily associated with plugging and abandoning wells and removal and disposal of offshore oil and gas platforms around the world. The estimated undiscounted costs, net of salvage value, of dismantling and removing these facilities are accrued over the productive life of the asset. Estimating the future asset removal costs is difficult and requires management to make estimates and judgements because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. Future changes in asset removal technologies and costs as well as political, environmental, safety and public relation considerations could have a material impact of financial statements. Further, management estimates and assumptions are required in the evaluation of asset retirement obligations when reconciling Italian GAAP to U.S. GAAP. Under U.S. GAAP, SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligations in the period when it is incurred (typically at the time the asset is installed at the productions location). When the liability is initially recorded, the capitalized costs of the related fixed assets will be increased by an equal corresponding amount. Over time, the liabilities are increased for the change in their present value each period, and the initial capitalized costs are depreciated over the useful lives of the related assets. The recognized asset retirement obligations liability amounts are based upon future retirement cost estimates and incorporate many assumptions such as expected recoverable quantities of crude oil and natural gas, time to abandonment, future inflation rates and the risk-free rate of interest adjusted for the Company's credit costs.

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

Goodwill

Eni capitalizes goodwill and amortizes it over its useful economic life, which is not to exceed 20 years from the date of acquisition. The assessment of useful economic life involves management making judgments and assumptions over the nature of the acquired business, the economic environment in which it operates, and the period of time over which the value of the business is expected to exceed the value of assets. Different assumptions and judgments may lead to a different amortization charge being recognized in income during the period. Under U.S. GAAP goodwill is not amortized, instead it is subjected to an annual impairment test. This annual impairment test includes two steps, firstly it is determined whether the fair value of the reporting unit, which holds a portion or all of the goodwill, exceeds the reporting unit's carrying value (inclusive of goodwill). If the fair value of the reporting unit exceeds the carrying value no further action is required, however, if the reporting unit's carrying value exceeds it's fair value a second step is required. Step two of the test is to determine an estimated fair value for the goodwill. This is done by allocating the fair value of the reporting unit amongst its assets and liabilities to determine an indirect estimated fair value of goodwill. If the assessed fair value of goodwill is lower than the carrying amount an impairment charge is recognized for the difference between the two. Central to the annual impairment test for goodwill is the determination of estimated fair value amounts. Management most commonly estimates fair values by discounting future estimates of cash flows, therefore, the outcome of the impairment test is sensitive to future cash flow estimates and changes thereto and the selection of the rate at which to discount the future cash flow estimates.

Environmental Liabilities

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, productions and other activities, including legislation that implements international conventions or protocols. See also "Item 4 – Environmental Matters".

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

Recent Accounting Pronouncements

See Note 29 to the Consolidated Financial Statements for information about recent accounting pronouncements and Recent developments below for a discussion of the introduction of International Financial Reporting Standards.

Results of Operations

Three Years ended December 31, 2004

The table below sets forth a summary of Eni’s income statement for the periods indicated. All line-items included in the table below are derived from consolidated financial statements prepared in accordance with Italian GAAP.

Year ended December 31,

2002	2003	2004

(million euro)
Net sales from operations	47,922	51,487	58,382
Other income and revenues(1)	1,080	913	1,298

Total revenues	49,002	52,400	59,680
Operating expenses	(34,996)	(37,732)	(42,356)
Depreciation, amortization and writedowns	(5,504)	(5,151)	(4,861)

Operating income	8,502	9,517	12,463

Net financial income (expense)	(167)	(154)	(95)
Net income (expense) from investments	43	(17)	229
Income before extraordinary income and income taxes	8,378	9,346	12,597
Net extraordinary income (expense)(2)	(29)	49	(56)

Income before income taxes	8,349	9,395	12,541
Income taxes	(3,127)	(3,241)	(4,653)

Income before minority interest	5,222	6,154	7,888
Minority interest	(629)	(569)	(614)

Net income	4,593	5,585	7,274

(1)	Includes, among other things, contract penalties, income from contract cancellations, gains on disposal of mineral rights and other fixed assets, compensation for damages and indemnities and other income.
(2)	Gross of income tax.

Revenues from sales of products and services are recognized upon transfer of title or completion of service. In particular, revenues are recognized:

•	for petroleum products sold to retail distribution networks, generally upon delivery to the service stations; for all the other sales, generally, upon shipment;
•	for natural gas when the natural gas leaves Eni’s distribution network and is delivered to the customer;
•	for crude oil, generally upon shipment;
•	for chemicals and all other sales, generally upon shipment.

In all instances where revenue is recognized upon shipment, all risk of loss is transferred to the buyer upon shipment.

Revenues from natural gas and crude oil production from properties in which Eni has a working interest together with other producers are recognized based on actual quantities produced and sold on Eni’s behalf (sales method). Differences between Eni’s net working interest volume and actual production volumes are not significant.

Revenues related to long-term construction contracts are recognized using the percentage-of-completion method measured on the cost-to-cost basis. Long-term construction contracts denominated in currencies other than euro are translated into the euro using the exchange rate of the day the percentage of completion is evaluated with the purchaser or using the exchange rate of the day advances are paid; long-term construction contracts not yet accepted by the purchaser are translated using the year-end exchange rate; the same criteria is used for the corresponding hedging derivatives. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues related to amounts in excess of the original contract price due to the incurrence of unanticipated additional costs (i.e., Eni claims against third parties), are recognized when it is probable that the claim will result in additional contract revenue and the amount of the claim can be reasonably estimated.

Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.

Eni is a party to certain Production Sharing Agreements whereby taxes are settled by joint venture partners which are state-owned entities, in the name and on behalf of Eni out of Eni’s share of oil and gas production. The company records such income taxes owed by Eni but paid on its behalf in revenues and income tax expense.

The table below sets forth certain income statement items as a percentage of net sales from operations for the periods indicated.

Year ended December 31,

2002	2003	2004

Operating expenses	73.0%	73.3%	71.0%
Depreciation, amortization and writedowns	11.5%	10.0%	8.1%
Operating income	17.7%	18.5%	20.9%

2004 compared to 2003 Eni’s net income in 2004 was euro 7,274 million with a euro 1,689 million increase over 2003 (up 30.2%), due primarily to a positive operating income performance (up euro 2,946 million) registered in particular in Eni’s core oil business, offset in part by higher income taxes (euro 1,412 million). The petrochemical business also generated operating income after several years of losses. The increase in net income was also caused by: (i) an increase in net income from investments (euro 246 million) due to higher income earned by certain Eni’s affiliates and lower losses on certain investments; (ii) lower financial charges (a decrease of euro 59 million). Net extraordinary expense increased by euro 105 million due to the recognition of higher loss contingencies relating environmental remediation in Eni’s Petrochemical and Refining & Marketing segments and guarantees given in the divestment of certain businesses in the Refining & Marketing segments, as well as, lower extraordinary income, the effects of which were partly offset by a euro 519 million gain on the sale of a 9.054% interest in Snam Rete Gas.

2003 compared to 2002 Eni’s net income in 2003 was euro 5,585 million, with a increase of euro 992 million over 2002, up 21.6%, due essentially to a positive operating income performance (up euro 1,015 million) related to an increase in hydrocarbon production sold and in natural gas volumes sold, higher international oil prices (Brent up 15.5%) and refining margins in dollars, whose effects were offset in part by the 19.6% decline of the dollar over the euro, which had an estimated negative impact on operating income of euro 1,100 million. The increase in net income was also caused by: (i) a reduction in minority interest in net income resulting from the tender offer for Italgas shares (euro 124 million); and (ii) higher net extraordinary income (euro 78 million), related in particular to the effect of the settlement of a dispute with Edison SpA concerning the Enimont joint venture (euro 200 million). These positive factors were partly offset by higher income taxes (euro 114 million).

Analysis of the line items of the income statement:

a) Total Revenues

Net sales from operations

Eni’s total revenues were euro 59,680, 52,400 and 49,002 million in 2004, 2003 and 2002, respectively. Total revenues consist of net sales from operations and other income and revenues. Eni’s net sales from operations amounted to euro 58,382, 51,487 and 47,922 million in 2004, 2003, and 2002, respectively, and its other income and revenues totalled euro 1,298, 913, and 1,080, respectively, in these periods.

The table below sets forth, for the periods indicated, the net sales from operations generated by each of Eni’s business segments including intersegment sales, together with consolidated net sales from operations.

Year ended December 31,

2002	2003	2004

(million euro)
Exploration & Production	12,877	12,746	15,349
Gas & Power	15,297	16,067	17,258
Refining & Marketing	21,546	22,148	26,094
Petrochemicals	4,516	4,487	5,417
Oilfield Services Construction and Engineering	4,546	6,306	6,494
Other activities (1)	1,449	1,178	1,279
Corporate and financial companies (1)	586	700	851
Consolidation adjustment (2)	(12,895)	(12,145)	(14,360)

	47,922	51,487	58,382

(1)	Beginning in 2003 Eni’s activities have been grouped by segment differently:
-	Syndial (former EniChem) was included in the "Other activities" segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);
-	the new "Corporate and financial companies" segment was created, which includes Eni Corporate, Sofid and the financial companies formerly included in the "Other activities" segment.
In addition following its merger into Eni in 2004, EniData SpA which managed Eni’s IT activities, formerly included in "Other activities", is now included in "Corporate and financial companies".
Data for 2002 and 2003 have been reclassified accordingly, in order to allow for a homogeneous comparison.

(2)	Intersegment sales are included in net sales from operations in order to give a more meaningful indication as to the volume of the activities to which sales from operations by segment may be related. The most substantial intersegment sales are recorded by the Exploration & Production segment. See Note 24 to the Consolidated Financial Statements for a breakdown of intersegment sales by segment for the three reported years.

2004 compared to 2003 Eni’s net sales from operations for 2004 totalled euro 58,382 million, with an increase of euro 6,895 million over 2003, up 13.4%, due principally to higher oil prices in dollars, higher refined product and petrochemical prices and higher volumes sold in Eni’s main operating segments, the effects of which were partially offset by the impact of the depreciation of the dollar over the euro (approximately euro 1,100 million).

Revenues generated by the Exploration & Production segment (euro 15,349 million) increased by euro 2,603 million, up 20.4%, due principally to higher prices realized in dollars (oil up 30.3%, natural gas up 9.3%) and higher hydrocarbon production sold (20.3 million boe, up 3.6%) the effects of which were partially offset by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power segment (euro 17,258 million) increased by euro 1,191 million, up 7.4%, due principally to increased volumes sold of natural gas (3.94 billion cubic meters, up 5.7%) excluding own consumption, and electricity (8.30 terawatthour, up 149.5%), the effects of which were offset in part by lower natural gas prices related to the natural gas competitive and regulatory environment, as well as to the appreciation of the euro over the dollar.

Revenues generated by the Refining & Marketing segment (euro 26,094 million) increased by euro 3,946 million, up 17.8%, principally due to higher international prices for refined products and to higher volumes sold (3.11 million tonnes, up 6.2%), the effects of which were offset in part by the appreciation of the euro over the dollar.

Revenues generated by the Petrochemical segment (euro 5,417 million) increased by euro 930 million, up 20.7%, due mainly to a 20.8% increase in the average selling prices of products.

Revenues from the Oilfield Services, Construction and Engineering segment (euro 6,494 million) increased by euro 188 million, up 3%, mainly due to increased activity levels.

Revenues of Corporate and financial companies (euro 851 million), which essentially consists of invoices for services provided to other group segments, increased by euro 151 million, up 21.6%, due mainly to the concentration, in this segment, of activities generating overhead expenses and relating to the headquarters of Rome, San Donato Milanese and Genova (in particular these activities relate to real estate rentals and maintenance, business support and human resources services), as well as IT communication and other services. Until 2003, costs related to these activities and services had been recognized by companies and divisions of Eni.

2003 compared to 2002 Eni’s net sales from operations for 2003 totalled euro 51,487 million, with an increase of euro 3,565 million compared to 2002, up 7.4%, due mainly to increased hydrocarbon production sold and increased natural gas volumes sold, as well as higher activity levels in the Oilfield Services, Construction and Engineering segment. This increase was due also to higher prices of products in all Eni segments, largely offset by the appreciation of the euro over the dollar, which had an impact of about euro 1.9 billion.

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

Revenues generated by the Gas & Power segment (euro 16,067 million) increased by euro 770 million, up 5%, due essentially to: (i) increased natural gas volumes sold in primary distribution (4.68 billion cubic meters, up 7.7%; of which 1.5 billion cubic meters related to the contracts managed in 2002 by the Exploration & Production segment); (ii) higher average prices for natural gas, related to the trends of certain oil-based parameters to which natural gas prices are indexed, offset in part by the declines related to the appreciation of the euro over the dollar and to contract renewals (in particular with wholesalers). These positive factors were partially offset by the change in the sales mix related to the higher share of sales in the rest of Europe due to the ceilings on Italian sales imposed by Legislative Decree No. 164/2000.

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

Revenues generated by the Other activities segment (euro 1,178 million) decreased by euro 271 million, down 18.7% due mainly to the decline registered at Syndial as a consequence of closure/sale of businesses.

Revenues generated by Corporate and financial companies (euro 700 million) increased by euro 114 million, up 19.5%, due essentially to the invoicing of expenses to other Eni segments following the centralization of IT, telecom, personnel management and goods and service purchase activities by Eni Corporate.

Other income and revenues

2004 compared to 200. Other income and revenues (euro 1,298 million) increased by euro 385 million due mainly to higher gains on the disposal of assets (euro 413 million in 2004, euro 109 million in 2003) related mainly to the divestment of proved and unproved property in the Exploration & Production segment (euro 371 million).

b) Operating Expenses

The table below sets forth the components of Eni’s operating expenses for the periods indicated.

Year ended December 31,

2002	2003	2004

(million euro)
Purchases, services and other	31,893	34,566	39,092
Payroll and related costs	3,103	3,166	3,264

Operating expenses	34,996	37,732	42,356

2004 compared to 2003 Operating expenses (euro 42,356 million) increased by euro 4,624 million compared to 2003, up 12.3%, due mainly to: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas; (ii) higher volumes of natural gas purchased and higher activity levels in the Oilfield Services, Construction and Engineering segment; (iii) higher volumes of petroleum products purchased for resale in the Refining & Marketing segment; and (iv) higher provisions to the site restoration and abandonment reserve in the Exploration & Production segment (euro 182 million). These increases were partially offset by the effect of the appreciation of the euro over the dollar, also in relation to the conversion of financial statements denominated in currencies other than the euro.

Payroll and related costs (euro 3,264 million) increased by euro 98 million, up 3.1%, mainly due to an approximately 4.8% increase in unit labor cost in Italy and higher activity levels in the Oilfield Services, Construction and Engineering segment outside Italy. These effects were offset in part by the decline related to the divestment of the 100% interest in Agip do Brasil SA, a refined product and LPG distribution company, the decline in the average number of employees in Italy (approximately 1,300 persons), and the effect of the conversion of financial statements denominated in currencies other than the euro.

2003 compared to 2002 Operating expenses (euro 37,732 million) increased by euro 2,736 million compared to 2002, up 7.8% due mainly to: (i) higher natural gas volumes purchased by primary distribution; (ii) higher supply costs in dollars of natural gas and oil-based and petrochemical feedstocks, whose effects were offset in part by the depreciation of the dollar over the euro; and (iii) higher activity levels in the Oilfield Service, Construction and Engineering segment, also related to the purchase of Bouygues Offshore. These negative factors were offset in part by the effect of the conversion of financial statements denominated in currencies other than the euro and streamlining and efficiency improvement measures.

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

An expense of euro 6 million related to stock grants and options granted in 2003 to managers of Eni, Saipem SpA and Snam Rete Gas SpA was included in payroll costs. The cost of granted options was determined based on their fair value (see "Notes to the Consolidated Financial Statements - Note 2 - Summary of significant accounting and reporting policies - Change in accounting principles"). The difference between the book value and the fair value of shares issued in the stock grant plan resulted in a euro 3 million devaluation of treasury shares allocated to the stock grant plan. This devaluation was recognized as a loss on investments.

c) Depreciation, Amortization and Writedowns

The table below sets forth a breakdown of depreciation, amortization and writedowns by business segment for the periods indicated.

Year ended December 31,

2002	2003	2004

(million euro)
Exploration & Production(1)	3,552	3,133	3,021
Gas & Power	417	533	572
Refining & Marketing	490	493	465
Petrochemicals	125	125	107
Oilfield Services Construction and Engineering	267	271	251
Other activities	48	51	44
Corporate and financial companies	63	104	106

Total of depreciation and amortization	4,962	4,710	4,566
Writedowns	542	441	295

Depreciation, amortization and writedowns	5,504	5,151	4,861

(1)	Exploration expenditures of euro 491, 632 and 865 million are included in these amounts relative to the years 2004, 2003 and 2002, respectively.

2004 compared to 2003 Depreciation, amortization and writedown charges (euro 4,861 million) decreased by euro 290 million compared to 2003, down 5.6%. Depreciation and amortization charges (euro 4,566 million) declined by euro 144 million due the decline registered in particular in the Exploration & Production segment (euro 112 million) due to currency translation effects, lower exploration costs and lower amortization of exploration bonuses (euro 169 million on a constant exchange rate basis), offset only in part by higher development amortization charges (euro 246 million on a constant exchange rate basis) related to higher production and expenditure aimed at maintaining production levels in mature fields in Italy, Egypt, the United Kingdom and Indonesia. Amortization charges of the Gas & Power segment increased by euro 39 million, due in particular to new power generation units at Ferrera Erbognone and Ravenna.

Writedowns (euro 295 million) concerned essentially the impairment of proved and unproved property in the Exploration & Production segment (euro 266 million). In 2003, writedowns (euro 441 million) concerned mainly proved and unproved property (euro 227 million) and petrochemical plants (euro 122 million).

Amortization of goodwill arising from recently purchased companies (Italgas, Bouygues Offshore and Lasmo) amounted to euro 106 million. Amortization of goodwill of purchased companies accounted for under the equity method (euro 124 million, in particular Galp Energia, GVS and Unión Fenosa Gas) is recorded under "net income from investments". The overall effect of goodwill amortization amounted to euro 230 million.

2003 compared to 2002 Depreciation, amortization and writedown charges (euro 5,151 million) decreased by euro 353 million compared to 2002, down 6.4%. Depreciation and amortization charges (euro 4,710 million) declined by euro 252 million due to the decline registered in particular in the Exploration & Production segment (euro 419 million) related to the effect of the appreciation of the euro over other currencies in the conversion of financial statements of subsidiaries denominated in currencies other than the euro and lower exploration costs (euro 145 million on a constant exchange rate basis), offset in part by higher development amortization charges related to higher production (euro 245 million). This decline was offset in part by the increases registered in: (i) the Gas & Power segment (euro 116 million) due mainly to the writedown of the difference between the purchase cost of Italgas shares acquired in a tender offer and the underlying net book value (euro 91 million); and (ii) the Corporate and financial companies segment (euro 41 million) due essentially to the recognition in the income statement of the cost of the Eni Slurry Technology project (euro 45 million in 2003, euro 12 million in 2002). Depreciation and amortization charges in the Refining & Marketing segment were substantially unchanged: the effects of the contribution of the Priolo refinery in October 2002 (see "Item 4 – Refining") were offset by the coming onstream of new capital expenditure in the upgrade of Eni’s distribution network and the purchase of service stations in the rest of Europe and higher depreciation and amortization charges on highway service stations due to the adjustment of their useful lives to the residual life of concessions.

Writedowns (euro 441 million) declined by euro 101 million and concerned essentially the impairment of assets: (i) in the Exploration & Production segment (euro 227 million) in particular in the United Kingdom, Pakistan and the United States; (ii) in the Petrochemical segment (euro 122 million); (iii) in the Other activities segment (euro 57 million); and (iv) in the natural gas distribution business in Brazil (euro 30 million). The amortization of the difference between the purchase price and the net book value of recently purchased companies (Italgas, Bouygues Offshore and Lasmo) not allocated to assets/liabilities amounted to euro 102 million. Including also the amortization of the goodwill of purchased companies accounted for under the equity method (euro 119 million in the aggregate, including in particular Galp Energia, GVS and Unión Fenosa Gas) recognized in the income statement under the item balance of net income and expense from investments, the overall effect of goodwill amortization amounted to euro 221 million.

d) Operating Income by Segment

The table below sets forth Eni’s operating income by business segment for the periods indicated.

Year ended December 31,

2002	2003	2004

(million euro)
Exploration & Production	5,175	5,746	8,017
Gas & Power	3,244	3,627	3,463
Refining & Marketing	321	583	965
Petrochemicals	(126)	(176)	271
Oilfield Services Construction and Engineering	298	311	260
Other activities	(214)	(293)	(244)
Corporate and financial companies	(196)	(281)	(269)

Operating income	8,502	9,517	12,463

The table below sets forth, for each of Eni’s principal business segments, operating income as a percentage of such segment’s net sales from operations (including intersegment sales) for the periods indicated.

Year ended December 31,

2002	2003	2004

Exploration & Production	40.2%		45.1%		52.2%
Gas & Power	21.2%		22.6%		20.1%
Refining & Marketing	1.5%		2.6%		3.7%
Petrochemicals	(2.8%	)	(3.9%	)	5.0%
Oilfield Services Construction and Engineering	6.6%		4.9%		4.0%

Exploration & Production Operating income amounted to euro 8,017 million increasing by euro 2,271 million compared to 2003, up 39.5%, due to: (i) higher average realized prices in dollars (oil up 30.3%, natural gas up 9.3%); (ii) higher hydrocarbon production sold (20.3 million boe, up 3.6%); (iii) the recognition of net gains on the sale of assets, as part of Eni’s mineral right portfolio rationalization program (euro 334 million); and (iv) lower exploration costs and lower amortization of exploration bonuses (euro 169 million on a constant exchange rate basis). These positive factors were offset in part by: (i) the effect (approximately euro 890 million) of the appreciation of the euro over the dollar (up 10%); (ii) higher production costs and amortization related to higher production and capital expenditure aimed at maintaining production levels in mature fields; and (iii) higher provisions to the site restoration and abandonment reserve (euro 182 million).

Operating income in 2003 amounted to euro 5,746 million increasing by euro 571 million compared to 2002, up 11%, due mainly to: (i) an increase in average realization prices in dollars (oil up 16.6%; natural gas up 15.8%); (ii) increased hydrocarbon production sold (32.9 mmBOE, up 6.3%); (iii) lower exploration costs (euro 145 million, assuming no variations in exchange rates) and lower asset writedowns (euro 105 million); and (iv) lower costs related to synergies obtained, streamlining and efficiency improvement actions. These positive factors were offset in part by: (i) the appreciation of the euro over the dollar; (ii) the effect of the application of tariffs imposed by the Authority for Electricity and Gas with decisions No. 26/2002 and No. 49/2002 for storage services rendered to the Gas & Power segment (in 2002 pending the outcome of Eni’s claim, services were paid according to earlier tariffs – see "Item 4 – Exploration & Production – Storage activities"); and (iii) the fact that in 2002 gains on the sale of assets were recorded for euro 92 million as part of Eni’s portfolio streamlining program.

Gas & Power Operating income in 2004 amounted to euro 3,463 million, a euro 164 million decrease compared to 2003, down 4.5%, due mainly to: (i) lower margins on natural gas sales, due also to the lower appreciation of the euro over the dollar in 2004 as compared to 2003; (ii) lower tariffs for natural gas distributed through local distribution networks; (iii) the negative impact of a different mix for natural gas sales; and (iv) higher net operating expense (euro 49 million), related in particular to lower release of redundant risk reserves. These negative factors were offset in part by: (i) a 5.74 billion cubic meter increase in natural gas volumes sold, up 8%, also driven by an increase in volumes supplied to Eni’s electricity generation business (own consumption), as well as an increase in volumes distributed through local distribution networks; (ii) higher results in natural gas transport activities outside Italy due to the tariff review process and in natural gas transmission in Italy, due also to the reimbursement of the first installment paid to the Sicilia Region in 2002 following the establishment of a new tax under Regional Law No. 2 of March 26, 2002 (euro 11 million) see "Note 23 to the Consolidated Financial Statements – Legal Proceedings"; and (iii) the fact that in the fourth quarter of 2003 the writedown of natural gas distribution assets in Brazil was recorded (euro 30 million). Operating income earned by the electricity generation business increased by 331% principally due to higher production sold (8.30 terawatthour, up 149.5%).

Operating income in 2003 amounted to euro 3,627 million, increasing by euro 383 million over 2002, up 11.8%, due mainly to: (i) increased volumes sold in primary (4.68 billion cubic meters, up 7.7%) and secondary distribution outside Italy (0.65 billion cubic meters, up 17.2%), whose effects were offset in part by a change in the sales mix due to a higher share of sales in Europe related to the compliance with the ceilings set on sales in Italy by Legislative Decree No. 164/2000; (ii) higher margins in primary distribution, essentially related to the improved price environment due to the appreciation of the euro over the dollar, whose effects were offset in part by the renewal of contracts, and higher margins in secondary distribution; (iii) the fact that in 2002 a euro 40 million expense was recorded as a balance of the payment of an environmental tax levied by the Sicilia Region (euro 86 million; in December 2002 Eni suspended the payments; see Note 23 to the Consolidated Financial Statements – Legal Proceedings), as well as writedowns of assets in secondary distribution in Argentina (euro 28 million) and a euro 74 million income relating to tariff adjustments for 2001 resulting from Decision No. 122/2002 of the Authority for electricity and gas in secondary distribution; (iv) lower writedowns (euro 35 million) in natural gas distribution activities in Brazil; and (v) lower costs related to streamlining and efficiency improvement actions. These positive factors were offset in part by: (i) the amortization of the difference between the purchase cost of Italgas shares acquired in a tender offer and the underlying net book value (euro 91 million); (ii) lower income related to the reversal of risk reserves (euro 67 million); and (iii) the decline in the operating income generated by electricity generation activities (euro 19 million) due essentially to start-up costs, the planned maintenance standstill of the Taranto plant and the writedown of transmission lines at Ravenna and Gela (euro 4 million). The increase in operating income generated by the start-up of the first 390 megawatts unit at the Ferrera Erbognone power station was offset by the change in sales mix and higher costs of fuels.

Refining & Marketing Operating income in 2004 amounted to euro 965 million, a euro 382 million increase compared to 2003, up 65.5%, due essentially to: (i) higher refining margins (the margin on Brent was up 1.37 dollars/barrel) enhanced by the effect of an increase in the differential between the prices of light crudes and products and heavy crudes and fuel oil, which favored Eni’s refining system, characterized by a high conversion capacity. The effects of this increase were offset in part by the effect of the appreciation of the euro over the dollar; (ii) higher intake processing on own account (2.25 million tonnes, up 6.4%) in Italy, also due to fewer maintenance standstills at wholly-owned refineries, and in the rest of Europe; (iii) increased volumes sold on retail markets in the rest of Europe (0.45 million tonnes, up 14.9%) following the purchase of service stations in Spain, Germany and France in 2003; and (iv) higher sales margins on wholesale markets. These positive factors were offset in part by a decline in distribution margins on retail markets in Italy and the rest of Europe, related to the increase in international refined product prices which was not fully reflected in selling prices, and higher royalties paid to highway companies in Italy.

Operating income in 2003 amounted to euro 583 million, a euro 262 million increase compared to 2002, up 81.6%, due essentially to: (i) improved results in refining activities related mainly to a recovery in refining margins (Brent margin was up 1.9 dollars/barrel), whose effects were offset in part by the appreciation of the euro over the dollar; (ii) higher operating results in marketing in Italy and the rest of Europe; (iii) lower costs resulting from streamlining and efficiency improvement actions; and (iv) the release of the LIFO reserve related to withdrawals from stocks (euro 37 million), whose effects were offset in part by the fact that in 2002 stocks were revaluated for euro 13 million. These positive factors were offset in part by: (i) a decline in operating results in marketing activities in Brazil related to lower margins on LPG; (ii) lower processing related to standstills at the Taranto and Sannazzaro refineries that prevented the company from taking full advantage of improved refining conditions in the first quarter, and of the Gela refinery, offset only in part by higher processing at the Milazzo, Venice and Taranto refineries in the second half of the year; and (iii) the recording of higher charges for environmental risks (euro 25 million).

Petrochemicals In 2004, operating income amounted to euro 271 million (compared to a euro 176 million operating loss in 2003); the euro 447 million improvement was due mainly to: (i) an increase in margins, in particular in basic petrochemicals (cracker margin) related to a better trend in prices than in the cost of oil-based feedstocks, which reflect a positive trend in demand, as well as an improved industrial and sales performance; (ii) the fact that in 2003 plant writedowns were recognized for euro 122 million (euro 3 million in 2004); and (iii) a profit on stocks15 of euro 39 million.

In 2003, operating losses amounted to euro 176 million, an increase of euro 50 million compared to 2002, up 39.7%, due to: (i) lower volumes sold (down 4.1%), in particular in basic petrochemicals; (ii) lower product margins, in particular in polymers, related to an increase in the cost of monomers that could not be transferred to sale prices due to a weak demand and strong competitive pressure; and (iii) the fact that in 2002 inventories were revalued for euro 23 million in relation with increased sale prices. These negative factors were offset in part by lower asset writedowns and lower costs related to streamlining and efficiency improvement actions.

Oilfield Services Construction and Engineering Operating income in 2004 totalled euro 260 million, a euro 51 million decline over 2003, down 16.4%. Engineering registered an operating loss amounting to euro 33 million, as compared to an operating income of euro 7 million in 2003, due to the lower profitability of certain contracts. Oilfield services and construction recorded an operating income of euro 293 million, with a euro 11 million decline, following lower results in particular in: (i) the Onshore construction area, due to the completion of relevant contracts in Kazakhstan (Karachaganak field), Saudi Arabia and Nigeria, whose effects were offset in part by the start-up of a new contract in Sakhalin in Russia; and (ii) the Offshore construction and LNG areas, due to lower profitability of contracts. These negative factors were offset in part by improved results in the Offshore drilling area due to increased utilization rate of certain vessels and the Leased FPSO area, due essentially to a contract for the recovery of oil from the tanks of the Prestige tanker, that sunk off the coast of Galicia in November 2002.

Operating income in 2003 totalled euro 311 million, of which euro 304 million related to oilfield services and construction, with a euro 13 million increase over 2002, up 4.4%.

Operating income of oilfield services and construction increased slightly compared to 2002 (euro 2 million). The positive factors contributing to this increase were: (i) the increased contribution of Bouygues Offshore, purchased in July 2002 (euro 83 million after the writedown of euro 21 million of the difference between purchase price and net equity); (ii) an increase in activity levels in the Offshore construction area due to the start-up of relevant contracts in Libya (laying of the Greenstream gasline and development of the Bahr Essalam field) and in Nigeria (development of the Erha and Yoho B fields); and (iii) higher profitability of some contracts in the Onshore construction area. These positive factors were offset in part by: (i) the completion in 2002 of the Blue Stream contract; and (ii) lower results in the Offshore drilling area as a consequence of work performed on the Scarabeo 5 and 7 vessels and the limited use of the Scarabeo 6 vessel.

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

Other activities This area recorded operating losses of euro 244 million with a euro 49 million improvement compared to 2003 (down 16.7%), related in particular to Syndial SpA (euro 42 million) due to: (i) lower asset writedowns (euro 38 million); (ii) lower fixed costs (euro 14 million) related to streamlining; (iii) higher margins on the sale of products (euro 11 million). These positive factors were partly offset by: (i) the fact that in 2003 gains from the disposal of assets were recorded of euro 13 million; (ii) higher expense (euro 7 million) related to an accident involving the Porto Torres dock.

In 2003, this segment recorded operating losses of euro 293 million with a euro 79 million increase compared to 2002, up 36.9%, due in particular to higher losses of Syndial SpA (euro 102 million), related essentially to the sale of industrial services at Brindisi, Ferrara, Priolo and Ottana and to the shutdown of the caprolactam plant at Porto Marghera and the acrylonitril plants at Assemini and Gela. Management expects the positive effects of the divestments and closures to be recognized in 2004 lower costs of staff and operating structure.

Corporate and financial companies This segment recorded operating losses of euro 269 million, decreasing by euro 12 million compared to 2003, due essentially to a better performance of Padana Assicurazioni SpA, whose effects were offset in part by a higher operating loss of Eni Corporate due to higher R&D costs (euro 27 million) related in part to the beginning of new projects (euro 8 million) offset only in part by lower IT costs (euro 12 million).

In 2003, this segment recorded operating losses of euro 281 million, with a euro 85 million loss compared to increase 2002, up 43.4%, due essentially to the costs incurred on Eni Slurry Technology project (EST project – see "Item 4 – Research and Development") and higher amortization and depreciation charges related to the purchase of software licenses (overall euro 45 million) and the centralization of IT, telecom, personnel management and goods and service purchase activities, expenses that are only partially invoiced by Eni Corporate to Eni business segments.

e) Net Financial Expense

The table below sets forth a breakdown of Eni’s net financial expense for the periods indicated:

Year ended December 31,

2002	2003	2004

(million euro)
Net financial expense	(259)	(270)	(139)
Income on operating financing receivables and tax credits	122	116	108
Foreign exchange difference, net	(30)		(2)
Risk reserve provision			(62)

	(167)	(154)	(95)

2004 compared to 2003 Net financial expense (euro 95 million) decreased by euro 59 million compared to 2003, down 38.3%, due in particular to lower interest rates on European markets (Euribor down an average of 0.2 percentage points) and lower average net borrowings16. These positive factors were offset in part by a provision recorded in risk reserves of euro 62 million, related to the sale to British Telecom Plc of the financing receivable from Albacom (Eni’s interest 35%) for euro 87 million. See "Item 4 – Other Activities".

2003 compared to 2002 Net financial expense (euro 154 million) decreased by euro 13 million compared to 2002, down 7.8%, due in particular to lower interest rates on European markets (Euribor down one percentage point from 2003) and on international markets (Libor down 0.6 percentage points from 2003) as well as the effect of exchange rates on the conversion of financial statements of subsidiaries denominated in currencies other than the euro and lower negative exchange differences (euro 30 million). These positive factors were offset in part by an increase of approximately euro 3.8 billion in average net borrowings.

f) Net Income from Investments

2004 compared to 2003 Net income from investments amounted to euro 229 million (as compared to a net expense of euro 17 million in 2003) and represented the balance of income of euro 311 million and expense of euro 82 million. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted using the equity method (euro 199 million), in particular in the Gas & Power segment (euro 109 million including Trans Austria Gasleitung GmbH of euro 32 million, Transmediterranean Pipelines Co Ltd of euro 19 million, Azienda Energia e Servizi Torino SpA of euro 19 million and Trans Europa Naturgas Pipeline GmbH of euro 11 million), Oilfield Services, Construction and Engineering segment (euro 50 million) and Refining & Marketing segment (euro 35 million); (ii) dividends received from subsidiaries and affiliates accounted for at cost (euro 72 million, including euro 48 million of which by Nigeria LNG Ltd – Eni’s interest 10.4%); and (iii) gains on disposals (euro 36 million) concerning in particular the sale of a 2.33% interest in Nuovo Pignone Holding SpA (euro 23 million) and a 50% interest in Finifast Srl in the Refining & Marketing segment (euro 3 million). Expenses included Eni’s share of losses of subsidiaries and affiliates, relating in particular to Albacom SpA (euro 41 million), affiliates in the Exploration & Production segment (euro 27 million, including Discovery Producer Services Llc for euro 8 million, Geopromtrans Llc for euro 5 million and Caspian Pipeline Consortium for euro 4 million), Galp Energia SGPS SA (euro 5 million, affected by the amortization of the euro 107 million difference between purchase cost and net book value) and Unión Fenosa Gas SA (euro 3 million, affected by the amortization of the difference between purchase cost and net book value – euro 10 million).

The euro 246 million improvement in net income from investments (from a euro 17 million expense to a euro 229 million income) was due to: (i) lower losses recognized by Albacom (Eni’s interest 35%) of euro 87 million; (ii) improved net income Blue Stream (Eni’s interest 50%), Galp Energia (Eni’s interest 33.34%) and Unión Fenosa Gas (Eni’s interest 50%) for a total of euro 61 million; and (iii) higher dividends received (euro 50 million) in particular from Nigeria LNG.

2003 compared to 2002 Net expense on investments amounted to euro 17 million (net income of euro 43 million in 2002) and represented the balance of expense of euro 278 million and income of euro 261 million. Expenses included Eni’s share of losses of subsidiaries accounted for using the equity method and Eni’s share of impairment of the net book value of subsidiaries accounted for at cost, relating in particular to Albacom SpA (euro 128 million), Galp Energia SGPS SA (euro 29 million resulting from the amortization of euro 107 million of the difference between purchase cost and net equity the effects of which were offset in part by Eni's share of Galp results from operations), Blue Stream Pipeline Co BV (euro 25 million: Eni expects to recover this loss in future years on the basis of the agreements entered into with the shippers, and other subsidiaries in the Exploration & Production (euro 61 million) and Oilfield Services, Construction and Engineering (euro 4 million) segments. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for using the equity method (euro 180 million), in particular in the Gas & Power (euro 108 million), Oilfield Services, Construction and Engineering (euro 41 million) and Refining & Marketing segments (euro 28 million); (ii) dividends received by subsidiaries accounted for at cost (euro 22 million); and (iii) gains from disposal (euro 39 million) essentially related to the sale of Eni’s 20% stake in Inca International SpA and 50% in Epoxital Srl in the Other activities segment (overall euro 36 million).

g) Net Extraordinary Expense

The table below sets forth Eni’s extraordinary income and extraordinary expense for the periods indicated. All line-items included in the following table are derived from consolidated financial statements prepared in accordance with Italian GAAP. Under U.S. GAAP, these items would not appear as extraordinary expense.

Year ended December 31,

2002	2003	2004

(million euro)
Gains on disposals	257	290	661
Other extraordinary income	112	273	44

Extraordinary income	369	563	705

Restructuring costs:
Provisions for risks and contingent liabilities	(157)	(248)	(601)
Writedowns of fixed assets	(55)	(66)	(20)
Cost of redundancy incentives	(114)	(116)	(54)

Total restructuring costs	(326)	(430)	(675)
Other extraordinary expense	(72)	(84)	(86)

Extraordinary expense	(398)	(514)	(761)

Net extraordinary income (expense)	(29)	49	(56)

2004 net extraordinary income Gains on disposals amounted to euro 661 million and concerned principally: (i) the sale of a 9.054% stake of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 519 million); (ii) the divestment of Eni’s 100% interest in Agip do Brasil SA, a company operating in the area of distribution of refined products and LPG (euro 94 million); (iii) the divestment of the waste disposal business in Ravenna (euro 27 million); and (iv) the divestment of service stations in the Refining & Marketing segment (euro 12 million).

Charges and provisions for risks and contingent liabilities of euro 601 million concerned essentially: (i) environmental charges of Syndial SpA (euro 162 million) and in the Refining & Marketing segment (euro 141 million); (ii) an increase in the reserve for risks and liabilities in the amount of euro 91 million representing the estimated expense related to Eni’s participation in Oil Insurance Ltd, due to changes in the accident rate over the past five years (strongly affected by the exceptionally high number of accidents that occurred in 2004: the Ivan hurricane in the Gulf of Mexico, the fire at the El Temsah platform in the Egyptian offshore) which will be paid in the next five years; (iii) charges for contingent liabilities related to divestments carried out in the Refining & Marketing segment (euro 64 million); (iv) an increase in the reserve for risks and liabilities in connection with a tax claim in Angola (euro 39 million) and restructuring charges (euro 14 million) related to the process of portfolio rationalization in the United Kingdom in the Exploration & Production segment; and (v) restructuring charges relating to decommissioned sites of Syndial SpA (euro 20 million).

Redundancy incentives amounted to euro 54 million and relate to the following segments: Refining & Marketing (euro 20 million), Corporate and financial companies (euro 11 million), Gas & Power (euro 10 million) and Petrochemicals (euro 6 million).

Writedowns and losses on disposal for euro 20 million concerned essentially the writedown of the solvent manufacture plant in Fornovo, due to the reorganization of activities (euro 18 million).

2003 net extraordinary income Net extraordinary income amounted to euro 49 million (net expense of euro 29 million in 2002) and represented the balance of extraordinary income of euro 563 million and extraordinary expense of euro 514 million. Income concerned essentially: (i) gains on disposals from the sale of service stations and real estate in the Refining & Marketing segment (euro 237 million) and the sale of the marine tanker activities and real estate in the Gas & Power segment (euro 52 million); (ii) the settlement paid by Edison SpA in relation with the Enimont dispute (euro 200 million); and (iii) the release of redundant risk reserves (euro 47 million, of which euro 38 million in the Other activities segment, concerning disposals, restructuring and future expense). Expense concerned essentially: (i) provisions for risks and contingencies of euro 248 million, in particular charges related to compliance with environmental laws and regulations in the Other activities (euro 82 million) and Refining & Marketing segments (euro 51 million) and costs expected to be incurred for the decommissioning of inactive sites in the Other activities segment (euro 48 million); (ii) redundancy incentives of euro 116 million in particular in the Petrochemicals, Refining & Marketing, Oilfield Services, Construction and Engineering and Gas & Power segments; and (iii) writedowns and losses (euro 66 million) related in particular to the expiry of certain highway concessions for service stations (euro 35 million) and the writedown of the Baytown (USA) elastomer plant in the Petrochemical segment (euro 11 million).

See Note 27 to the Consolidated Financial Statements for a discussion of the different criteria used under Italian GAAP and U.S. GAAP for determining extraordinary items.

h) Taxes

Beginning in 2004 Eni is allowed to determine its income taxes for Italian tax purposes on the basis of a consolidated income before income taxes ("National Consolidated tax return") which includes income (or loss) before income taxes of Eni SpA and certain Italian subsidiaries as provided for by Legislative Decree No. 344 of December 2003 for the reform of the tax law. Under the new Italian tax law Eni SpA is able to offset fully income earned by certain subsidiaries against losses recognized by other subsidiaries. Further benefits include, among others, the elimination of certain limits to the deductibility of financial charges, the exemption from fiscal burden of dividends received by certain subsidiaries and the ability to carry out contributions in kind and divestment among involved subsidiaries under a neutral fiscal regime.

2004 compared to 2003 Income taxes (euro 4,653 million) increased by euro 1,412 million, up 43.6%, principally due to higher income before taxes (euro 3,146 million) and the fact that in 2003 deferred tax assets of euro 701 million were recognized in connection with the revaluation of assets provided for by the 2004 Italian budget law (euro 414 million) and the alignment of the tax value of Stoccaggi Gas Italia SpA’s assets to their book value, as well as the elimination of certain favorable tax provisions. These negative factors were offset in part by the recognition of deferred tax assets concerning the temporary difference between the tax value and the book value of: (i) natural gas inventory owned by Stoccaggi Gas Italia SpA (euro 259 million)17; (ii) reserve for loss contingencies and asset writedown of Syndial (euro 135 million), as now this company is included in Eni’s National Consolidated tax return. In prior years deferred tax assets on this reserve could not be recognized due to management’s assessment that there was no reasonable expectation of their realization through the generation of taxable income in the Syndial business; and (iii) exploration costs fully amortized when incurred of Agip Caspian Sea BV due to the approval of the development plan of the Kashagan field by the Kazakh authorities (euro 88 million). Exemption of gains from the sale of interests from corporate income tax and the one percentage point reduction in statutory tax rate on income before taxes (from 34 to 33%) contributed to the reduction of income taxes payable.

In 2004 the effective tax rate was 37.1% compared with a statutory tax rate of 38.5%, calculated by applying a 33% tax rate (Ires) to income before taxes and a 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws. The 1.4 percentage points difference between the statutory and the effective tax rate is due mainly to the following factors: (i) a 4.1 percentage points reduction due to the effects of the application of favorable Italian tax laws; (ii) a one percentage points reduction due to the positive impact of the application of the National Consolidated tax return; and (iii) a one percentage points reduction due to a permanent timing difference concerning mainly the gain recognized on the sale of a 9.054% interest in Snam Rete Gas. These positive factors were partly offset by a five percentage points increase due to the higher rate of taxes applicable to the income before income taxes of certain foreign subsidiaries.

2003 compared to 2002 Income taxes (euro 3,241 million) increased by euro 114 million compared to 2002, due to a euro 1,046 million increase in income before taxes, to the expiry/reduction of certain tax incentives and lower benefits related to the release of the reserve for anticipated amortization. These negative factors were offset in part by: (i) the effect of the revaluation of assets, provided for by the Italian budget law for 2004, which had a positive balance of euro 414 million net of a tax charge of euro 412 million as a result of the application of a special rate provided for by such budget law instead of the statutory tax rate otherwise applicable; (ii) the recording of deferred tax assets related to the temporary difference between the recorded value of assets of Stoccaggi Gas Italia SpA and their value for tax purposes, following the adjustment made by the company in May 2003 (euro 287 million)18; (iii) the fact that in 2002 the reserve for deferred taxes was increased in relation to the 10 percentage points increase in corporate taxes for oil companies in the United Kingdom (from 30 to 40%) with a euro 215 million effect; and (iv) a 2 percentage points reduction in corporate tax (Irpeg) in Italy.

In 2003, the effective tax rate was 34.5% compared with a statutory tax rate of 39.9%, calculated by applying a 34% tax rate (Irpeg) to income before taxes and a 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws. The 5.4 percentage points difference between the statutory and the effective tax rate is due to the following factors: (i) a 12.5 percentage points reduction due to the effects of the application of favorable tax laws (particularly, the aforementioned Italian budget law for 2004 and Law No. 448 of December 28, 2001; and (ii) a 7.4 percentage points increase due to the higher rate of taxes applicable to the income before income taxes of certain foreign subsidiaries.

i) Minority Interest

2004 compared to 2003 Minority interest (euro 614 million) concerned essentially Snam Rete Gas SpA (euro 489 million) and Saipem SpA (euro 114 million). The euro 45 million increase compared to 2003 was due in particular to the increase in minority interest in Snam Rete Gas following to the sale of 9.054% of its share capital.

2003 compared to 2002 Minority interest (euro 569 million) concerned in particular Snam Rete Gas SpA (euro 427 million) and Saipem SpA (euro 112 million). The euro 60 million decline compared to 2002 was due essentially to the effect of the tender offer for Italgas shares (euro 124 million).

Liquidity and Capital Resources

The table below sets forth the principal components of Eni's change in cash and cash equivalent for the periods indicated.

Year ended December 31,

2002	2003	2004

(million euro)
Net income before minority interest	5,222	6,154	7,888
Adjustments to reconcile to cash generated from operating income before changes in working capital:
• Amortization and depreciation and other non-monetary items	5,682	5,493	5,245
• Net gains on disposals of assets	(152)	(35)	(374)
• Dividends, interest, extraordinary income (expense) and income taxes	3,305	3,268	4,935

Net cash generated from operating income before changes in working capital	14,057	14,880	17,694
Changes in working capital related to operations	(510)	(465)	(564)

Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(2,969)	(3,588)	(4,768)

Net cash provided by operating activities	10,578	10,827	12,362
Capital expenditure	(8,048)	(8,802)	(7,503)
Investments (1)	(1,315)	(985)	(316)
Disposals	935	650	1,543
Other cash flow related to capital expenditure, investments and divestments	(101)	1,079	356
Changes in short and long-term financial debt	3,736	1,629	(3,619)
Dividends paid and changes in minority interests and reserves	(3,846)	(5,933)	(3,165)
Effect of change in consolidation scope and exchange differences	(64)	(107)	(17)

Change in cash and cash equivalent for the year	1,875	(1,642)	(359)

Cash and cash equivalent at the beginning of the year	1,390	3,265	1,623
Cash and cash equivalent at year end	3,265	1,623	1,264

(1)	This item refers mainly to the acquisition of equity of other companies.

The table below sets forth the principal components of Eni's change in net borrowings(2) for the periods indicated.

Year ended December 31,

2002	2003	2004

(million euro)
Net cash generated from operating income before changes in working capital	14,057	14,880	17,694
Changes in working capital related to operations	(510)	(465)	(564)
Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(2,969)	(3,588)	(4,768)

Net cash provided by operating activities	10,578	10,827	12,362
Capital expenditure	(8,048)	(8,802)	(7,503)
Investments	(1,315)	(985)	(316)
Disposals	935	650	1,549
Other cash flow related to capital expenditure, investments and divestments	(319)	1,110	82
Net borrowings(2) of acquired companies	(267)	(692)
Net borrowings(2) of divested companies	39	1	279
Exchange differences on net borrowings and other changes	990	1,422	27
Dividends paid and changes in minority interests and reserves	(3,846)	(5,933)	(3,165)

Change in net borrowings(2)	(1,253)	(2,402)	(3,315)

Net borrowings(2) at the beginning of the year	9,888	11,141	13,543
Net borrowings(2) at year end	11,141	13,543	10,228

(2)	Net borrowings is a non-GAAP financial measure. For a discussion of the usefulness of net borrowings and its reconciliation with the most directly comparable GAAP financial measures see "Financial condition" below.

Analysis of Certain Components of Eni’s Change in Net Borrowings:

a) Cash generated from Operating Income before Changes in Working Capital

Cash generated from operating income before changes in working capital totalled euro 17,694 million, euro 14,880 million and euro 14,057 million in 2004, 2003 and 2002, respectively.

In 2004, income before minority interests has been adjusted to take into account depreciation, amortization and other non-cash items (euro 5,245 million). Adjustments concerned primarily depreciation and amortization of tangible and intangible assets (euro 4,566 million) and writedowns of fixed assets and investments (euro 235 million).

In 2003, income before minority interests has been adjusted to take into account depreciation, amortization and other non-cash items (euro 5,493 million). Adjustments concerned primarily depreciation and amortization of tangible and intangible assets (euro 4,710 million) and writedowns of fixed assets and investments (euro 586 million).

b) Changes in Working Capital related to Operations

Net working capital related to operations increased by euro 564 million, euro 465 million and euro 510 million in 2004, 2003 and 2002, respectively.

In 2004, the increase in net working capital (euro 564 million) was mainly due to a euro 1,013 million increase in trade accounts receivable due essentially to: higher prices in dollars of oil and refined products and higher volumes sold in the main operating segments, the effects of which were offset in part by the depreciation of the dollar over the euro. The increase related in particular to the Gas & Power segment (euro 274 million), the Petrochemical segment (euro 250 million), the Exploration & Production segment (euro 214 million) and the Refining & Marketing segment (euro 117 million).

This factor was partly offset by an increase in the euro value of trade accounts payable (euro 403 million).

In 2003, the increase in net working capital (euro 465 million) was mainly due to a euro 682 million increase in trade accounts receivable due essentially to: (i) increased volumes of natural gas and oil products sold and the fact that the payment deadlines of certain relevant natural gas supply invoices (approximately euro 230 million) matured in the first days of 2004; and (ii) higher activity levels in the Oilfield Services, Construction and Engineering segment. This factor was partly offset by an increase in the euro value of trade accounts payable.

c) Dividends, Interest, Taxes and Extraordinary Expense

Dividends, interest, taxes and extraordinary expense paid (which is net of amounts received) totalled euro 4,768 million, euro 3,588 million and euro 2,969 million in 2004, 2003 and 2002, respectively.

In 2004, dividends received, interest, extraordinary income (expense) and income taxes paid (euro 4,768 million) concerned primarily the payment of income taxes.

In 2003, dividends received, interest, extraordinary income (expense) and income taxes paid (euro 3,588 million) concerned primarily the payment of income taxes.

d) Capital Expenditure and Investing Activities

Capital expenditure totalled euro 7,503 million, euro 8,802 million and euro 8,048 million in 2004, 2003 and 2002, respectively. The euro 1,299 decrease from 2004 to 2003 was due to a euro 769 million reduction, or 13.5%, in the Exploration and Production business due principally to the impact of the 10% appreciation of the euro over the US dollar and a euro 314 million decrease, or 17.8% in the Gas & Power business due to the completion of the Greenstream underwater pipeline project.

The euro 754 million increase from 2003 to 2002 was due mainly to a euro 445 million increase in the Gas & Power segment, to a euro 180 million increase in the Refining & Marketing segment, and a euro 66 million increase in the Exploration & Production segment, partly offset by decreases in all other Eni segments.

Investments (including net borrowings acquired) totalled euro 316 million, euro 1,677 million and euro 1,366 million in 2004, 2003 and 2002, respectively. In 2003, investments concerned primarily the purchase of 100% of Fortum Petroleum (euro 909 million), of 50% of Unión Fenosa Gas (euro 442 million), as well as the purchase of majority stakes in natural gas distribution companies in Hungary (euro 68 million).

e) Disposals

Disposals (including net debt discharged) totalled euro 1,828 million, euro 651 million and euro 974 million in 2004, 2003 and 2002, respectively.

In 2004, disposals (euro 1,828 million, including net borrowing discharged of euro 279 million) concerned primarily: (i) the Gas & Power segment (euro 676 million), related to the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 650 million) and other assets (euro 26 million); (ii) the Exploration & Production segment (euro 576 million) related in particular to interests in the North Sea, Italy, Azerbaijan, Gabon and Mauritania within the program of rationalization of mineral assets (euro 548 million) and other minor assets (euro 28 million); (iii) the Refining & Marketing segment (euro 414 million) related to the divestment of the 100% interest in Agip do Brasil SA, a company active in distribution and marketing of refined products and LPG (euro 365 million), the sale of service stations (euro 17 million) and other minor assets (euro 32 million); (iv) the Other Activities and Corporate and financial companies segments (euro 106 million) related to the sale of the waste disposal business in Ravenna (euro 49 million), the sale of a 2.33% stake in Nuovo Pignone Holding SpA (euro 28 million) and other minor assets (euro 29 million); and (v) the Petrochemical segment (euro 46 million) related in particular to the sale of the elastomer Baytown plant (euro 30 million) and of other minor assets (euro 16 million).

In 2003, disposals (euro 651 million) concerned essentially: (i) the Refining & Marketing segment (euro 293 million) essentially related to the sale of service stations in Italy (euro 216 million) and real estate and other minor assets (euro 77 million); (ii) the Exploration & Production segment (euro 140 million), mainly related to the sale of interests in hydrocarbon fields in the North Sea within the rationalization process of its mineral right portfolio; (iii) the Other Activities segment (euro 95 million) related in particular to the sale of 20% of Inca International SpA and 50% of Epoxital (overall euro 44 million), the liquidation of Conserv Inc (euro 25 million) and the sale of real estate and minor assets (euro 26 million); and (iv) the Gas & Power segment (euro 86 million) related to the sale of the marine tanker business (euro 52 million) and of real estate and minor assets (euro 34 million).

f) Dividends paid and changes in minority interests and reserves

In 2004, dividends paid and changes in minority interest and reserves (euro 3,165 million) related mainly to the payment of dividends for the fiscal year 2003 by Eni SpA for a total amount of euro 2,828 million (corresponding to euro 0.750 per share or US dollar 4.56 per ADS converted at the Noon Buying Rate of 1 euro = 1.217 US dollar as at the payment date of June 24, 2004) and the payment of dividends by Snam Rete Gas SpA (euro 195 million) and Saipem SpA (euro 37 million) and the purchase of 4.23 million Eni shares within the share buy-back program (euro 70 million).

In 2003, dividends paid and changes in minority interest and reserves (euro 5,933 million) related to the tender offer on Italgas shares (euro 2,569 million), the payment of dividends for fiscal year 2002 by Eni SpA for a total amount of euro 2,833 million (corresponding to euro 0.750 per share or US dollar 4,29 per ADS converted at the Noon Buying Rate of 1 euro = 1.1429 US dollar as at the payment date of June 26, 2003), the purchase of 23.94 million Eni shares within the share buy-back program (euro 329 million) and the payment of dividends by Snam Rete Gas SpA (euro 126 million), Saipem SpA (euro 36 million) and other consolidated subsidiaries (euro 16 million).

Financial Condition

Eni evaluates its financial condition by reference to "net borrowings", which is a non-GAAP financial measure. Eni calculates net borrowings as total finance debt (short-term and long-term debt) derived from its consolidated financial statements prepared in accordance with Italian GAAP less: cash, cash equivalent and certain very liquid investments not related to operations including among others, non-operating financing receivables and securities not related to operations. Non operating financing receivables consists of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.

Management believes that net borrowings is a useful measure of Eni’s financial condition as it provides an indication of the soundness of Eni capital structure and of how Eni’s operating assets are financed. In addition, management utilizes the ratio of net borrowings to total shareholders’ equity including minority interest (leverage) to evaluate Eni’s financial structure, to analyze whether the ratio between finance debt and shareholders’ equity is well balanced according to industry standards and to track management’s short-term and medium-term targets. Management constantly monitors trends in net borrowings and trends in leverage in order to optimize the use of internally-generated funds vs. funds from third parties. The measure calculated in accordance with Italian GAAP that is most directly comparable to net borrowings is total debt (short-term and long-term debt). The measure calculated in accordance with Italian GAAP that is most directly comparable to leverage is the ratio of finance debt to shareholders’ equity (including minority interest). Eni’s presentation and calculation of net borrowings and leverage may not be comparable to that of other companies.

The tables below set forth the calculations of net borrowings and leverage for the periods indicated and their reconciliation to the most directly comparable GAAP measure.

Year ended December 31,

2003	2004

Short-term	Long-term	Total	Short-term	Long-term	Total

(million euro)
Finance debt (short-term and long-term debt)	7,918	8,336	16,254	5,051	7,674	12,725
Cash and cash equivalent	(1,623)		(1,623)	(1,264)		(1,264)
Securities not related to operations	(781)	(2)	(783)	(796)	(1)	(797)
Non operating financing receivables		(240)	(240)		(240)	(240)
Other, net	(65)		(65)	(196)		(196)

Net Borrowings	5,449	8,094	13,543	2,795	7,433	10,228

As of December 31,

2003	2004

Shareholders’ equity including minority interests as per Eni’s consolidated financial statements prepared in accordance with Italian GAAP	28,318	32,446
Ratio of finance debt to total shareholders’ equity including minority interests	0.57	0.39
Less: ratio of cash, cash equivalent and certain liquid investments not related to operations to total shareholders’ equity including minority interests	(0.09)	(0.08)
Ratio of net borrowing to total shareholders’ equity including minority interests (leverage)	0.48	0.31

In 2004, net borrowings amounted to euro 10,228 million, a euro 3,315 million decrease over December 31, 2003. Debts and bonds amounted to euro 12,725 million, of which 5,051 were short-term (including the portion of long-term debt due within twelve months for euro 936 million) and 7,674 were medium and long-term. In particular bonds amounted to euro 5,331 million (euro 4,793 million at December 31, 2003). Short-term and long-term debt of euro 12,725 million was denominated 63% in euro, 24% in US dollars, 10% in pound sterling and 3% in other currencies.

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

Short-term debt

In 2004, short-term debt of euro 4,115 million (excluding the portion of long-term debt due within twelve months) decreased by euro 3,313 million over 2003. The surplus of cash provided by operating activities less financial requirements for capital expenditure and dividend payment was employed to reduce short-term debt. The average interest rate of Eni’s short-term debt was 2.13% and 2.49% for the years ended December 31, 2003 and 2004, respectively.

On December 31, 2004 Eni maintained committed and uncommitted unused short-term lines of credit with various domestic and foreign banks for euro 5,304 and 7,771 million, respectively (euro 4,647 million and euro 4,799 million, respectively, at December 31, 2003). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

Long-term debt

In 2004, long-term debt of euro 8,610 million decreased by euro 216 million over 2003.

Eni entered into financing arrangements with the European Investment Bank, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s consolidated financial statements or of a rating not inferior to A - (S&P) and A3 (Moodys). At December 31, 2003 and 2004, the amount of short and long-term debt subject to restrictive covenants was euro 865 million and euro 1,104 million, respectively (of which, euro 300 million relating to rating). Furthermore, Saipem SpA entered into financing arrangements with banks for euro 300 million that require maintenance of certain financial ratios generally based on Saipem’s consolidated financial statements. As of December 31, 2004 Eni and Saipem were in compliance with the covenants contained in the financing arrangements.

Ordinary bonds of euro 5,331 million concern primarily notes issued by Eni in its Euro Medium Term Notes program for a total of euro 4,296 million and other ordinary bonds for a total of euro 1,035 million.

The weighted average interest rate on Eni’s long-term debt (including current maturities) at December 31, 2004 was approximately 4.21% (4.13% at December 31, 2003).

Capital Expenditure by Segment

The table below sets forth a breakdown, by segment, of capital expenditure.

Year ended December 31,

2002	2003	2004

(million euro)
Exploration & Production	5,615	5,681	4,912
Gas & Power	1,315	1,760	1,446
Refining & Marketing	550	730	669
Petrochemicals	145	141	99
Oilfield Services Construction and Engineering	233	278	209
Other activities	119	70	48
Corporate and financial companies	71	142	120

Total	8,048	8,802	7,503

In 2004, capital expenditure in the Exploration & Production segment amounted to euro 4,912 million, decreasing by euro 769 million over 2003, down 13.5%.

Capital expenditure of the Exploration & Production segment concerned primarily development expenditure (euro 4,369 million, euro 4,969 million in 2003) mainly directed outside Italy (euro 3,991 million): in particular in Libya (the Wafa and Bahr Essalam project), Iran (the South Pars project, phases 4 and 5), Angola (fields in Block 15), Kazakhstan, Egypt, Nigeria and Norway.

Development expenditure in Italy (euro 378 million) concerned in particular the continuation of the drilling program and work for plant and infrastructure in Val d’Agri and sidetrack and infilling activities in mature areas. Exploration expenditure amounted to euro 499 million (euro 635 million in 2003), of which about 90% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Egypt, the United States, Nigeria, Norway, Indonesia and Kazakhstan. In Italy essentially the onshore of Sicily and Central Italy. Further euro 17 million (Eni’s share) were expensed by affiliates for exploration projects in Saudi Arabia, Russia and Spain. Expenditure for capital goods amounted to euro 44 million.

In 2003, capital expenditure in the Exploration & Production segment amounted to euro 5,681 million, increasing by euro 66 million over 2002, up 1.2%.

Expenditure for development and capital goods totalled euro 5,015 million of which 91% was outside Italy. Development expenditure outside Italy concerned fields in Libya, Iran, Angola, Nigeria, Egypt and Kazakhstan. Development expenditure in Italy referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri.

Exploration expenditure amounted to euro 635 million, of which 91% outside Italy. Outside Italy exploration concerned mainly Kazakhstan, Egypt, Norway, the United States, Nigeria and Angola; in Italy mainly the offshore of the Ionian and Adriatic Sea, the deep waters of the Sicily Channel and onshore areas in Central-Southern Italy and Sicily.

In 2004, capital expenditure in the Gas & Power segment totalled euro 1,446 million, decreasing by euro 314 million over 2003, down 17.8%, and related mainly to: (i) development and maintenance of Eni’s natural gas transportation network in Italy (euro 553 million); (ii) the continuation of the construction of combined cycle power plants (euro 451 million) in particular at Brindisi, Ferrara, Ferrera Erbognone, Mantova and Ravenna; (iii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 168 million); and (iv) the completion of the Greenstream gasline (euro 159 million) that started operations in October.

In 2003, capital expenditure in the Gas & Power segment totalled euro 1,760 million, increasing by euro 445 million over 2002, up 33.8%, and related mainly to: (i) the program for building combined cycle power stations (euro 542 million), in particular the Ferrera Erbognone, Brindisi and Mantova power stations; (ii) the construction of the Greenstream pipeline (euro 460 million) for the transmission of natural gas from Libyan fields to Sicily; (iii) development and maintenance of Eni’s primary gas transmission network in Italy (euro 434 million); and (iv) extension and maintenance of the secondary natural gas transmission network in Italy (euro 292 million).

In 2004, capital expenditure in the Refining & Marketing segment amounted to euro 669 million, decreasing by euro 61 million compared to 2003, down 8.4%, and concerned essentially: (i) refining and logistics (euro 420 million), in particular the construction of the tar gasification plant at the Sannazzaro refinery, efficiency improvement actions and adjustment of automotive fuel characteristics to new European specifications; (ii) the upgrade of the refined product distribution network in Italy (euro 164 million); and (iii) the upgrade of the refined product distribution network and the purchase of service stations in the rest of Europe (euro 69 million, of which 20 million related to construction of new stations and purchases in particular in Germany, Spain and France).

In 2003, capital expenditure in the Refining & Marketing segment amounted to euro 730 million, increasing by euro 180 million over 2002, up 32.7%, and concerned: (i) refining and logistics (euro 291 million) aimed in particular at maintaining plant efficiency and measures taken to comply with health, safety and environmental standards and regulations; (ii) distribution of refined products in the Italian network (euro 177 million) in particular for the restructuring, upgrade, construction and purchase of new service stations (euro 95 million) and measures taken to comply with safety, health and environmental standards and regulations (euro 15 million); (iii) activities outside Italy (euro 248 million) concerning primarily the purchase of service stations in Germany, Spain and France; and (iv) LPG (euro 11 million) and IT (euro 3 million). Total expenditure on compliance with regulations on health, safety and the environment amounted to euro 79 million (11% of the total).

In 2004, capital expenditure in the Petrochemicals segment amounted to euro 99 million, decreasing by euro 42 million over 2003, down 29.8%, and concerned in particular actions for improving the efficiency of plants and streamlining (euro 58 million) and actions for environmental protection and for complying with safety and environmental regulations (for a total of euro 41 million).

In 2003, capital expenditure in the Petrochemicals segment amounted to euro 141 million, with a decrease of euro 4 million over 2002, down 2.8% and concerned in particular actions for complying with safety and environmental regulations (euro 65 million) and actions for improving the efficiency of the Priolo and Porto Marghera crackers (euro 27 million).

In 2004, capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 209 million, decreasing by euro 69 million over 2003, down 24.8%, and concerned mainly: (i) the construction and upgrade of logistical support means in Kazakhstan, Angola and Nigeria; (ii) the completion of interventions on the semi-submersible platforms Scarabeo 3 and Scarabeo 4, on the Perro Negro 3 jack-up and on the Castoro 8 pipelaying vessel; and (iii) the purchase of plant and equipment required for the Sakhalin project in Russia.

In 2003, capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 278 million, increasing by euro 45 million over 2002, up 19.3%. Capital expenditure in oilfield services and construction (euro 261 million) concerned: (i) the completion of the Mystras FPSO that will operate on the Okono/Opkoho fields in Nigeria; (ii) the completion of the conversion of Maxita into the new Saipem 3000 field development ship; and (iii) the completion of the upgrade of the semisubmersible drilling platform Scarabeo 7 in order to adjust it to a new contract.

Recent Developments

Eni has previously published its first quarter results for 2005 which has been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002 (see below). In order to allow for comparison, Eni restated its 2004 first quarter results as required by IFRS and the Italian body which supervises Italian listed companies (CONSOB).

In the first quarter of 2005 oil prices continued their upward trends with the spot price for Brent, a benchmark crude oil, above the level of 40 US dollar/barrel due to strong demand for refined products in the United States, China and India, reduced spare capacity on part of OPEC and geopolitical developments. Refining margins almost doubled with respect to the first quarter 2004, on average the euro appreciated against the dollar.

In the April-May 2005 two-month period the spot price of Brent crude averaged around 50 US dollar per barrel backed by strong demand and geopolitical developments. Refining margins rose sharply due to strong demand for gasoline. The euro retreated somewhat from the highs recorded in December 2004 and January 2005; management expects trends in exchange rates to adversely impact Eni's results of operations in 2005.

The table below sets forth certain indicators of some of these external factors for the periods indicated:

Three months ended March 31,	Two months April-May,

2004	2005	2004	2005

Average price of Brent dated crude oil(1)	31.95	47.50	35.53	50.19
Average price in euro of Brent dated crude oil	25.56	36.23	29.63	39.15
Average EUR/USD Exchange rate(2)	1.250	1.311	1.199	1.282
Average European refining margin(3)	2.21	4.26	5.59	6.92
EURIBOR – three-month euro rate %	2.1	2.1	2.1	2.1

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: European Central Bank.
(3)	In US dollars per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

The discussion that follows compares Eni’s results of operations for the first quarter of 2005 prepared in accordance with the evaluation and measurement criteria of IFRS to Eni’s results of operations for the first quarter of 2004, originally prepared in accordance with Italian GAAP, which were restated in accordance with IFRS for comparability.

Eni’s net income for the first quarter 2005 increased by 22.2% over the first quarter of 2004 due principally to a 39.2% increase in operating income, partly offset by higher income taxes. The increase in Eni's operating income was recorded in particular in the following segments:

•	Exploration & Production (up 55.3%) related essentially to higher realizations and higher production volumes sold, partly offset by the depreciation of the dollar over the euro;
•	Petrochemicals related essentially to higher margins of products and improved efficiency of operations;
•	Refining & Marketing (up 115%) related essentially to higher profit on stock (see below), in connection with higher prices of oil and refined products, and higher refining margins, whose effects were offset in part by lower processing at the Gela refinery following the damage caused by a sea storm to the docking infrastructure in December 2004.

Eni’s net sales from operations (revenues) for the first quarter of 2005 increased by 20.1% over the first quarter of 2004 principally due to higher volumes sold in Eni’s main operating segments, the effects of which were partially offset by the negative impact of the 4.9% depreciation of the dollar over the euro.

The depreciation of the euro over other currencies, in particular the US dollar (as of March 31, 2005 the EUR/USD exchange rate was down 4.8% over December 31, 2004) determined with respect to 2004 year-end an increase in the book value of net capital employed, of net equity and of net borrowings.

Net borrowings as of March 31, 2005 declined by 26.8% compared to December 31, 2004, due to cash flow generated by operating activities, influenced also by seasonality factors, the effects of which were offset in part by financial requirements for capital expenditure and investment and the impact of the conversion of financial statements of subsidiaries denominated in currencies other than the euro.

In the first quarter of 2005 hydrocarbon production increased by 4.6% as compared to the first quarter of 2004.

Natural gas sales (included gas consumed by Eni and Eni's share of sales of its affiliates) increased by 3.1% as compared to the first quarter of 2004. Electricity production sold increased by 98% as compared to the first quarter of 2004.

The most relevant recent developments occurring after December 31, 2004 are the following:

•	starting in 2005 Eni, whose shares are listed on a regulated market of a Member State of the European Union, is required to prepare its interim and annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). For a qualitative discussion of the main impacts of IFRS on Eni’s financial statements see the paragraph "Qualitative discussion of the impact of IFRS on Eni’s financial statements" below;
•	on March 31, 2005 the Company exercised its pre-emptive right, along with the other partners, to purchase in proportion to their respective work interest the 16.67% share of North Caspian Sea PSA ("PSA") previously held by British Gas. Following these transactions, 50% of this acquired interest was sold to the Kazakh national company Kazmunagaz. Similarly, the other partners in PSA sold 50% of their acquired portion of the 16.67% so that on completion Kazmunagaz held a 8.335% interest in PSA. Eni’s interest increased by 1.85% from 16.67% to 18.52% at a cost of US dollar 200 million;
•	in April 2005 Eni concluded the sale procedure of a 90% interest in Italiana Petroli (IP) with a call-and-put option for the remaining 10% to be exercised in the second half of 2010. The transaction is subject to the approval of the Italian Antitrust Authority and will entail cash proceeds of euro 186 million for 100% of the shares when finalized. In 2004, IP sold 2.6 billion liters of fuels with an average throughput of 896,000 liters; at year end IP’s network included 2,915 service stations, of these approximately 2,700 were leased;
•	Eni Shareholders’ Meeting of May 27, 2005 resolved to extend the Eni share buy-back program for a further 18 month period starting on May 27, 2005. The Eni share buy-back program initiated in 2000, provides for the purchase of a maximum of 400 million Eni shares for an amount not higher than euro 5.4 billion.

Management Expectations of Operations

The following are the forecasts for Eni’s key production and sales metrics in 2005:

•	in 2005 daily production of hydrocarbons is forecasted to grow as compared to 2004 in line with the planned compound average growth rate for the 2004-2008 period (over 5%) which takes in account the effects of the decline of mature fields. Increases will be achieved outside Italy (in particular in Libya, Angola, Iran, Algeria, Kazakhstan and Egypt) due to the reaching of full production of fields started up in late 2004 and start-ups planned for 2005;
•	volumes of natural gas sold are expected to increase by 3% as compared to 2004 (84.45 billion cubic meters in 200419), due to higher sales expected in markets in the rest of Europe (up 10% in particular in Spain, Turkey, Germany and France) on the basis of contracts already signed. In Italy management expects a decline in natural gas sales due to competitive pressure, the effect of which is expected to be partly offset by an increase in sales to Eni’s electricity generation business;
•	electricity production sold is expected to increase by about 50% as compared to 2004 (13.85 terawatthour in 2004) due to the initiation of new generation capacity (about 3 gigawatt) at the Brindisi and Mantova sites and the full commercial activity of the units installed in 2004 at the Ravenna, Ferrera Erbognone and Mantova plants. Growing production volumes of electricity are expected to be absorbed by increasing demand for electricity in Italy. At year-end total installed generation capacity is expected to be approximately 4.3 gigawatt (3.3 gigawatt at December 31, 2004);
•	refinery processing intake on Eni’s account is expected to decline by approximately 2% as compared to 2004 (37.68 million tonnes in 2004) due to the impact on the first months of 2005 of lower processing at the Gela refinery following the damage caused by a sea storm to the docking infrastructure in December 2004. The capacity utilization rate of Eni’s plants is expected to remain at 100% (the same rate of 2004);
•	sales of refined products on the Agip branded network in Italy are expected to remain stable as compared to 2004, despite a decline in domestic consumption. In the rest of Europe the upward trend of sales is expected to continue also due to planned acquisitions.

In 2005 capital expenditure is expected to amount to approximately euro 7.5 billion; about 96% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. The major projects concerned are: (i) in the Exploration & Production segment, the development of fields in Libya, Italy, Angola, Kazakhstan, Egypt and Nigeria, as well as exploration; (ii) in the Gas & Power segment, upgrade and maintenance of Eni’s natural gas transmission and distribution network in Italy, as well as continuation of the plan of power station construction; and (iii) in the Refining & Marketing segment, the completion of the tar gasification plant at the Sannazzaro refinery, the increase in efficiency and product quality and the upgrade of the fuel distribution network in Italy and the rest of Europe.

Overall in the next four year period management plans to invest approximately euro 26.9 billion in new capital expenditure; over 90% of this new capital expenditure is planned to be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. Key planned project are as follows: (i) the development of proved reserves of hydrocarbons in Angola, Kazakhstan, Italy, Nigeria, Egypt and Libya; (ii) exploration in selected areas; (iii) the upgrading of the Italian natural gas transport and distribution networks; (iv) the completion of the construction of new electricity generation capacity in Eni’s industrial sites of Brindisi, Mantova and Ferrara; (v) interventions aimed at increasing the efficiency and the flexibility of Eni refining system; and (vi) the upgrading and development of Eni Italian and European networks of service stations for the marketing of petroleum products.

Management plans to cover financial requirements for capital expenditure and dividends by means of net cash provided by operating activities. Management expects crude oil prices to remain high and volatile in the medium term. Accordingly management has modified the methodology to assess financial sustainability; instead of evaluating cash flows at a given oil price scenario, the company calculates the cash neutrality, i.e. the breakeven oil price at which net cash provided by operating activities equals the above mentioned financial requirements. The cash neutrality is reached with a Brent crude oil of US dollar 20 per barrel.

In order to evaluate the profitability of individual capital expenditure projects, management uses a long-term reference oil price of US dollar 22 per barrel (in 2009 real terms). The internal rate of return of each project is compared to the relevant hurdle rate, differentiated by business segment and country of operation. These hurdle rates are calculated taking into account Eni's average cost of capital, the country risk premium and the business premium.

Management expects to maintain a leverage (ratio of net borrowings to shareholders’ equity) below the 0.40 ceiling from 2007 onwards. See the paragraph "Financial condition" above, for a discussion of the importance of leverage to Eni’s management.

In the next four-year period management plans to pay dividends in line with dividends that will be paid in June 2005 for fiscal year 2004 (0.90 euro per share corresponding to approximately euro 3.4 billion). Beginning in 2005 management also plans to start paying the dividend on a six-month basis. While this circumstance will not alter the overall amount of dividends that will be paid in future years, in 2005 it will result in a permanent increase in Eni’s net borrowings. See "Item 8 – Dividend Policy" for more details on Eni’s dividend policy and the uncertainties and constraints to which it is subject.

Eni is experiencing some pricing pressure in its core natural gas business in Italy as a consequence of increasing competition and the need to sell volumes of natural gas purchased under take-or-pay contracts to certain Italian natural gas operators in order to comply with the mandatory ceilings provided for by the Italian regulatory system (see "Item 4 – Regulation of the Italian Natural Gas Market" and "Item 3 – Risk Factors"). Management expects Eni’s operating profit in year 2005 to be affected by this trend in its natural gas business. However, management expects that this negative factor will be offset almost completely by the expected growth in natural gas sales in European markets and in electricity production sold, the expected benefits due to the integration of Eni marketing policy in natural gas and electricity generation businesses, cost savings deriving from planned efficiency improvement actions and higher tariffs in natural gas transport outside Italy.

In the medium term, taking into account the mandatory ceilings provided for by the Italian regulatory system for natural gas operators and the possibility of further regulatory constraints, developments in the supply and demand of natural gas in Italy could pose some risks to Eni's ability to fulfil its contractual obligations under take-or-pay contracts for the purchase of natural gas. Management will seek to manage Eni's growing availability of natural gas under take-or-pay contracts which cannot be sold in Italy by: (i) increasing sales in European natural gas markets where Eni’s presence is established, thanks to supply contracts already signed and planned actions; (ii) entering new markets; and (iii) exploiting the growing importance of natural gas spot markets (the so called continental hubs for natural gas).

For a discussion of certain risks relating the impact of the evolution of Italian regulation of the natural gas sector on Eni’s take-or-pay contracts see "Item 3 – Risk Factors – Liberalization of the Italian Natural Gas Market".

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

Contractual Obligations

The following table summarizes the principal financial obligations which are described in Item 18 – Financial Statements – Note 11 and 23.

Total	2005	2006	2007	2008	2009	Thereafter

(million euro)
Long-term Debt	8,610	936	1,495	1,122	314	966	3,777
Short-term Debt	4,115	4,115
Sub total	12,725	5,051	1,495	1,122	314	966	3,777
Operating leases relating to real estate rental in Italy	713	68	74	76	74	63	358
Other Commitments (off balance sheet):
Take-or-pay	94,083	7,170	6,313	6,280	6,146	5,914	62,260
Ship-or-pay	9,370	500	480	500	510	520	6,860
Others (1)	479	226	43	43	13	13	141

(1) Purchase of Government Bond from employees (in balance sheet as per U.S. GAAP)	183	183
- Memorandum of intent relating Marghera	90	30	30	30
- Memorandum of intent relating Val d'Agri	206	13	13	13	13	13	141

"Other commitments" relating to natural gas take-or-pay and ship-or-pay contracts were calculated by applying the forecasted prices of energy or services in the long and medium term market scenarios used by Eni for planning purposes to minimum take and minimum ship quantities. Management expects amounts due under Eni take-or-pay and ship-or-pay contractual obligations in years subsequent to year 2009 will be roughly in line with the average amounts expected to be paid in the 2005-2009 period. See "Item 4 – Gas & Power – Natural gas purchases" and "Item 3 – Risk Factors – Liberalization of the Italian Natural Gas Market" for a discussion of nature and importance of Eni’s take-or-pay contracts and the related risks from the evolving regulatory environment that could negatively impact Eni’s results.

Liquidity Risk

Eni’s financial operations are managed according to a centralized model where financial subsidiaries have specific roles and assignments. Eni’s Treasury Department coordinates and controls all activities, defines objectives and constraints in terms of financial structure, programs and risk management.

Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. The Group has access to a wide range of funding at competitive rates through the capital markets and banks. The Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements. See "Net borrowings" above.

Working Capital

Management believes that, taking into account unutilized market facilities, Eni has sufficient working capital for its foreseeable requirements.

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

Hedging

The most important currencies for Eni are the euro and the US dollar. See "Item 3 – Risk Factors – Exchange Rates". Eni’s hedging policy is to minimize foreign exchange rate exposure through a policy of matching assets and liabilities where appropriate. Eni also uses forward exchange contracts to hedge existing receivables and payables, including deposits and borrowings denominated in currencies other than the currency used in the relevant financial statements. At December 31, 2004, the notional amount of forward exchange contracts was euro 8,501 million (euro 6,165 million as of December 31, 2003) and the notional amount of purchased options was euro 91 million (euro 550 million as of December 31, 2003). Eni does not enter into derivative transactions on a speculative basis.

Eni enters into commodity hedging contracts for the purpose of reducing its exposure to changes in commodity prices in connection with specific transactions, including, to a limited extent, to mitigate the effects of petroleum price fluctuations. At December 31, 2004, Eni maintained for this purpose open derivative commodity contracts, the amounts of which were not material.

Eni enters into various types of interest rate contracts (primarily interest rate swaps, forward rate agreements and interest rate collars) to manage its interest rate risk, to lower its funding costs and diversify its sources of funding and to minimize interest rate exposures arising from mismatches between assets and liabilities. At December 31, 2004, the notional amount of interest rate contracts was euro 5,696 million, of which euro 5,663 million (euro 5,690 million as of December 31, 2003 related to swaps and euro 33 million related to collars. See Note 23 to the Consolidated Financial Statements.

Research and Development

For a description of Eni’s research and development operations in 2004, see "Item 4 – Research and Development".

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

Consolidated operating income reconciled to U.S. GAAP was euro 11,739 million, euro 9,215 million and euro 7,861 million in 2004, 2003 and 2002, respectively, compared with consolidated operating income under Italian GAAP of euro 12,463 million, euro 9,517 million and euro 8,502 million in those same years. The significant effects on operating income by segment that arise from a reconciliation to U.S. GAAP are as follows: (i) in 2002, for the Oilfield Services, Construction and Engineering and Gas & Power segments the accounting for Saipem SpA and Italgas SpA, including their subsidiaries, under the equity method for U.S. GAAP purposes, while the same entities are consolidated for Italian accounting principles purposes; in 2003 and 2004, for the Oilfield Services, Construction and Engineering segment the accounting for Saipem SpA, including its subsidiaries, under the equity method for U.S. GAAP purposes, while the same entities are consolidated for Italian accounting principles purposes; (ii) for the Exploration & Production segment, the recapitalization of certain oil and natural gas exploration and development costs that were fully or differently amortized in the same period under Italian accounting principles; (iii) for all segments, the effect of asset impairments and revaluations; (iv) for all segments, the effect of depreciation of monetary revaluation of assets; (v) for Gas & Power segment, the effect of the use of different rates of depreciation; (vi) for all segments, the elimination of goodwill amortization; (vii) for Gas & Power segment and storage activity, differences in fair value assigned to assets acquired in the purchase of a business; (viii) for all segments, the recapitalization of interest on debt that was incurred in order to bring qualified assets to their intended use and was expensed in the year incurred; (ix) for all segments, the effect of stock grants and options awarded to employees; (x) for all segments, the effect of stock issuance costs; (xi) in 2003 and 2004, for the Exploration & Production segment, the effect related to site restoration and abandonment liabilities; (xii) in 2002, for the Other activities segment, the effect related to reserves for contingencies; in 2003 and 2004, for the Oilfield Services and Engineering and Other activities segments, the effect related to reserves for contingencies; and (xiii) for all segments, the reclassification of restructuring costs into operating expense as required by U.S. GAAP. See Note 27 to the financial statements for the "Summary of Differences Between Italian and U.S. GAAP" and Note 28 for a breakdown of operating income by segment under U.S. GAAP for the years 2002 through 2004.

Net income reconciled to U.S. GAAP was euro 6,401 million, euro 6,296 million and euro 5,292 million in 2004, 2003 and 2002, respectively, compared with consolidated net income under Italian accounting principles of euro 7,274 million, euro 5,585 million and euro 4,593 million in those same years. In addition to the effects discussed above, the reconciliation of consolidated net income to U.S. GAAP was affected in all years presented: (i) by the effect of the differences related to companies carried on the equity method; (ii) by the effect of deferred income taxes; and (iii) by the effect of derivative contracts. Furthermore in 2004, the reconciliation of consolidated net income to U.S. GAAP was affected by a downward adjustment of the gain on the sale of a 9.054% interest in the subsidiary Snam Rete Gas due to an increase of net book value of this subsidiary due to the use of different rates of depreciation for natural gas pipelines and other adjustment under U.S. GAAP.

Qualitative Discussion of the Impact of IFRS on Eni’s Financial Statements

Beginning in 2005 Eni, whose shares are listed on a regulated market of a Member State of the European Union, is required to prepare its consolidated financial statements in accordance with IFRS. Eni has to prepare a balance sheet as of the transition date (January 1, 2004), which corresponds to the beginning of the first comparative period, that: (i) recognizes assets and liabilities defined as such by the new accounting standards; (ii) evaluates assets and liabilities with the values that would have been determined if the new accounting standards had been applied from the initial recognition (retrospective application); and (iii) reclassifies items in accordance with IFRS.

The balance sheet as of December 31, 2003, which is the balance sheet of the transition date or opening balance, the balance sheet as of December 31, 2004 and the income statement for year 2004 restated in accordance with IFRS and fully audited will be published in Eni‘s annual report for the year ending December 31, 2005. Effects of the new accounting standards on opening balances of assets and liabilities are to be recognized under shareholders’ equity, taking into account the fiscal effect that is to be recognized under deferred tax assets or liabilities. On the basis of the exemptions provided by IFRS 1 "First Adoption of International Financial Reporting Standards", Eni has chosen to not restate business combinations and has elected January 1, 2005 as the transition date for the first application of IAS 32 and IAS 39 related to the evaluation of financial instruments, including derivatives. On the basis of the best information currently available, Eni’s management estimates that the main changes that will be introduced in the restated balance sheet of Eni as of December 31, 2003, the effects of which will be reflected in the restated income statement for the year ended December 31, 2004 and in Eni’s balance sheet as of December 31, 2004 due to the application of IFRS, are as follows: balance sheet as of December 31, 2004 due to the application of IFRS, are as follows:

1. Different useful lives of gas pipelines, compression stations, distribution networks and other assets

This change concerns essentially the natural gas transport pipelines, compression stations and distribution networks that until 1999 were depreciated in accordance with Italian practice applying rates established by tax authorities (10%, 10% and 8%, respectively) both in statutory and consolidated financial statements. In consolidated financial statements prepared in accordance with U.S. GAAP, these assets were depreciated at a 4% rate, based on the international estimate of a 25-year long useful life.

The useful life of gas pipelines, compression stations and distribution networks was changed in 2000 following a determination of tariffs for natural gas sale by the Italian Authority for Electricity and Gas which set the useful life of gas pipelines at 40 years, that of compression stations at 25 years and that of distribution networks at 50 years. Therefore, considering this change as a revision of previous estimates, starting in 2000 the value of these assets, net of amortization reserves at December 31, 1999, was depreciated based on their residual useful life both under Italian and U.S. GAAP.

For the first application of IFRS, the adoption of the retrospective method requires the adoption of the new principles as if they had historically been applied using the best information available at the time. Therefore, the book value of gas pipelines, compression stations and distribution networks at January 1, 2004 will be restated recalculating amortization utilizing until 1999 the internationally accepted rate of 25 years and from 2000 onwards depreciating the residual value according to the useful lives estimated by the Authority for Electricity and Gas.

Under Italian GAAP the book value of complex assets is divided according to various tax categories on the basis of the depreciation rate tables contained in a Decree of the Ministry of Economy and Finance. Under IFRS the components of a complex asset that have different useful lives will be recorded separately in order to be depreciated according to their useful life; land parcels that cannot be depreciated will be recorded separately even when they are bought along with buildings.

This restatement will result in a material increase in fixed assets against shareholders’ equity and the reserve for deferred taxation in the balance sheet as of December 31, 2003 and a decrease in earnings for the year ended December 31, 2004.

2. Different recognition of deferred tax assets

2.1 Recognition of deferred tax assets on the revaluation of assets (Law 342/2000) Under Italian GAAP deferred tax assets are recorded if recoverable with "reasonable certainty".

Under IFRS deferred tax assets are recorded if their recovery is more likely than not.

In 2000 Snam SpA, now merged into Eni SpA, revalued its assets as permitted by Law 342/2000 aligning their book value to their fair value. On this revaluation of depreciable assets Eni paid a special rate tax (19% instead of the statutory 34% rate), thus recording a deferred tax asset. Eni’s transport assets were conferred in 2001 to Snam Rete Gas SpA. The revaluation carried out had no impact on Eni’s consolidated financial statements; but a timing difference arose between the taxable value and the book value which led, in accordance with Italian GAAP, to the recognition of a provision for deferred tax assets that amounted to euro 629 million at December 31, 2003, corresponding to 19%20 of depreciation estimated in the 2004-2007 plan on the deductible timing difference.

Under IFRS, deferred taxes will be recognized on the entire timing difference at the current statutory tax rate (37.25%).

The application of IFRS will result in an increase in deferred tax assets against shareholders’ equity in the balance sheet as of December 31, 2003 and a decrease in earnings for the year ended December 31, 2004 related to the "reversal"21 of deferred tax assets related to the income statement share of depreciation for fiscal purposes that is in excess of the depreciation of the useful life of the relevant assets.

2.2 Recognition of deferred tax assets on Stogit’s inventories In 2003, Stoccaggi Gas Italia SpA ("Stogit"), applying Law 448/2001, realigned the fiscal value to the higher book value of assets received upon contribution in kind. In the consolidated financial statements these assets were stated at their book value, this resulted in a timing difference over the fiscal values from which a deferred tax asset of euro 287 million was recognized in the consolidated financial statements under Italian GAAP. A portion of the timing difference concerns the inventories of natural gas; however, in 2003 consolidated financial statements under Italian GAAP the deferred tax asset related to the timing difference on natural gas inventories was not recognized on the assumption that its recoverability was not reasonably certain at the end of the concession, if not renewed.

The application of IFRS will result in an increase in deferred tax assets against shareholders’ equity in the balance sheet as of December 31, 2003 and a decrease in earnings for the year ended December 31, 2004 related to the reversal of deferred tax assets in connection to the circumstance that in 2004 consolidated financial statements under Italian GAAP deferred tax assets on the timing difference on inventories were recognized because Law 239/2004 allowed a determination of the year of the recoverability22.

2.3 Other effects of the different recognition of deferred tax assets The application of the more likely than not criterion rather than that of the "reasonable certainty" of recoverability of other deductible timing differences determined the recognition of deferred tax assets of euro against shareholders’ equity.

These deferred tax assets were recognized in the 2004 consolidated financial statements under Italian GAAP because the conditions for their recognition were met; this will result in a decrease in earnings for the year ended December 31, 2004 restated in accordance to IFRS.

3. Application of the weighted-average cost method instead of LIFO

Under Italian GAAP the cost of inventories may be determined with the weighted-average cost method or with the FIFO or LIFO methods. Until 2004 Eni adopted the LIFO method, in its evaluation of crude oil, natural gas and oil products inventories applied on an annual basis.

IFRS does not allow the use of the LIFO method; it permits the FIFO method and the weighted-average cost.

The application of the weighted-average cost on a three-month basis in the evaluation of crude oil, natural gas and refined products inventories will result in an increase in the value of inventories against shareholders’ and to the deferred tax reserve in the balance sheet as of December 31, 2003 restated in accordance to IFRS.

With the application of the LIFO method, changes in oil and refined products prices have no impact on the evaluation of inventories, that are affected only by declines in volumes. With the adoption of the weighted-average cost, changes in oil and refined products prices will have a direct effect with the recognition of profit or loss on stock deriving from the difference between the current cost of products sold and the cost deriving from the application of the weighted-average cost method.

This restatement will result in an increase in earnings for the year ended December 31, 2004 related to an increase in prices.

4. Different criteria of capitalization of financial charges

Under Italian GAAP financial charges are capitalized when incurred by the amount not financed by internally-generated funds or contribution by third parties.

Under IFRS, when a relevant time interval is necessary until the capital good is ready for use, financial charges can be capitalized as an increase of the asset book value for the amount of financial charges that could have been saved if capital expenditure had not been made.

The application of this principle will result in an increase in the book value of fixed assets against shareholders’ equity and the deferred tax provision in the balance sheet as of December 31, 2003 and a decrease in earnings for the year ended December 31, 2004 (the effect of higher amortization is offset only in part by an increase in capitalized financial charges).

5. Different recognition of the reserve for contingencies

Under Italian GAAP the reserve for contingencies concerns costs and charges of a determined nature, whose existence is certain or probable, but whose amounts or occurrence are not determinable at the period-end. The reserve for contingencies is stated on an undiscounted basis.

Under IFRS a provision to the reserve for contingencies is made only if there is a current obligation considered "probable" as a consequence of events occurred before period-end deriving from legal or contractual obligations or from actions or announcements of the company that determine valid expectations in third parties (implicit obligations), provided that the amount of the liability can be reasonably determined. When the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined, the estimated cost is discounted on the basis of the risk-free rate of interest and adjusted for the company’s credit cost.

As for the provision to the reserve for redundancy incentives, IFRS require the preparation of a detailed formalized restructuring plan, indicating at least the activities, locations, categories and approximate number of employees concerned by the restructuring. The plan must be started-up or properly communicated to the involved parties before period-end, generating the expectation that the company will meet its obligations.

As for provisions for catastrophic risks, Padana Assicurazioni SpA, in application of rules imposed by the Minister of Industry on June 15, 1984, makes integrative provisions for the risk of earthquakes, seaquakes, volcanic eruptions and similar events. These integrative provisions are not allowed by IFRS in absence of a current obligation.

As for the reserve for periodic maintenance, under IFRS these costs are capitalized when incurred as a separate component of the asset and are depreciated according to their useful lives, as they do not represent a current obligation.

As a consequence of the absence of a current obligation, the application of this principle will result in a reversal of the reserve for contingencies against shareholders’ equity, the deferred tax reserve and a decrease in other assets referred to the portion of re-insured risks in the balance sheet as of December 31, 2003 and an increase in earnings for the year ended December 31, 2004.

6. Effect of the capitalization of costs for asset retirement obligations

Under Italian GAAP, site restoration and abandonment costs are allocated annually in a specific reserve so that the ratio of the allocations made and the amount of estimated costs equals the percentage of depreciation of the relevant asset. In particular, in the Exploration & Production segment, the costs estimated to be incurred at the end of production activities for the site abandonment and restoration are accrued so that the ratio of the reserve and the amount of estimated costs correspond to the ratio of cumulative production at period-end and proved developed reserves at period-end plus cumulative production.

Under IFRS, estimated site restoration and abandonment costs are recorded in a specific reserve against the relevant asset; when the financial effect of time is relevant, the estimated cost is recorded considering the present value of the costs to be incurred, calculated using a rate representative of the company’s credit cost. The cost assigned to the different relevant components of the asset is recognized in the income statement through the amortization process. The reserve, and consequently the asset book value, is periodically adjusted to reflect the changes in the estimates of the costs, of the timing and of the discount rate.

The application of this principle will result in an increase in fixed assets, in shareholders’ equity, in the reserve for deferred tax, and a decrease in the reserve for site abandonment and restoration in the balance sheet as of December 31, 2003 and an increase in earnings for the year ended December 31, 2004.

7. Underlifting

In the Exploration & Production segment joint venture agreements regulate, among other things, the right of each partner to withdraw its own share of production volumes available in the period.

Higher production volumes withdrawn as compared to net working interest volume determine the recognition of a credit by a partner who has withdrawn lower production volumes as compared to its net working interest volume.

Under Italian GAAP, this credit is evaluated on the basis of production costs; under IFRS it is evaluated at current prices at period end.

The application of this principle will result in an increase in other assets against shareholders’ equity and the reserve for deferred tax in the balance sheet as of December 31, 2003 and an increase in earnings for the year ended December 31, 2004.

8. Write-off of the difference between nominal and present value of deferred taxation in business combinations

Under Italian GAAP the difference between the present value of deferred taxes included in the determination of the fair value of net assets acquired as part of a business combination and related deferred tax liabilities recognized at nominal value ("difference") is recognized under the item "accrued assets".

Under IFRS this difference is recognized under "Goodwill"; however, in the event of the first applications goodwill can be adjusted only in case of specific circumstances that are not relevant to Eni. This difference is therefore written off because it cannot be considered an asset under IFRS.

The application of this principle will result in a decrease in shareholders’ equity against deferred tax assets in the balance sheet as of December 31, 2003 and an increase in earnings for the year ended December 31, 2004.

9. Adjustment of tangible and intangible assets

9.1 Intangible assets Under Italian GAAP costs for extraordinary company transactions, costs for the start-up or expansion of production activities and costs for the establishment of a company or for issuance of capital stock can be capitalized.

IFRS requires these costs to be charged against the income statement, except for establishment and issuance of capital stock of the parent company that is recognized as a decrease in shareholders’ equity net of the relevant fiscal effect.

Under Italian GAAP costs for software development can be capitalized under certain circumstances. IFRS pose more stringent conditions for their capitalization.

The application of these principles will result in a write-off of intangible assets against a decrease in shareholders’ equity and the recognition of deferred tax assets in the balance sheet as of December 31, 2003 and an increase in earnings for the year ended December 31, 2004.

9.2 Revaluation of assets Under Italian GAAP revaluation of tangible assets is allowed under specific law provisions within the limit of their recovery value.

IFRS prohibit this kind of tangible asset revaluation.

The application of this principle will result in a decrease in tangible assets against a decrease in shareholders’ equity and the recognition of deferred tax assets in the balance sheet as of December 31, 2003 and an increase in earnings for the year ended December 31, 2004. The decrease in tangible assets will take into account the restatement of gains/losses on disposal on the basis of the historical cost and the recalculation of amortization up to December 31, 2003.

9.3 Pre-development costs Under Italian GAAP costs related to preliminary studies, researches and surveys aimed at testing different options for development of hydrocarbon fields are recognized under tangible assets.

Under IFRS these costs are considered exploration costs and are expensed when incurred.

The application of this principle will result in a write-off of capitalized pre-development costs against a decrease in shareholders’ equity and the recognition of deferred tax liabilities in the balance sheet as of December 31, 2003 and an increase in earnings for the year ended December 31, 2004.

10. Employee benefits

Under Italian GAAP employee termination benefits are accrued during the period of employment of employees, in accordance with the law and applicable collective labor contracts.

Under IFRS employee termination benefits (e.g., pension payments, life insurance payments, medical assistance after retirement) are defined on the basis of post employment benefit plans that due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company’s obligation consists in making payments to the state or to a trust or a fund.

Plans with defined benefits are pension, insurance or healthcare plans which provide for the company’s obligation, also in the form of implicit obligations (see paragraph 5 – "Different recognition of the reserve for contingencies" earlier) to provide nonformalized benefits to its former employees23. The related discounted charges, determined with actuarial assumptions24, are accrued annually on the basis of the employment periods required for the granting of such benefits.

The application of this principle will result in a decrease in shareholders’ equity, the recognition of deferred tax assets and a decrease in employee termination indemnities against an increase in the reserve for contingent losses, referred in particular to charges for medical assistance granted upon termination and to pension plans outside Italy, in the balance sheet as of December 31, 2003 and an increase in earnings for the year ended December 31, 2004.

11. Effects on investments accounted for under the equity method

Joint ventures and affiliates are accounted for under the equity method. The application of IFRS to the 2003 balance sheet of these companies will result in a decrease in investments against shareholders’ equity in the balance sheet as of December 31, 2003 and an increase in earnings for the year ended December 31, 2004, related essentially to the elimination of the amortization of goodwill (see paragraph 12.2 – "Amortization of goodwill" below).

12. Other changes in 2004 result under IFRS

12.1 Adjustment on gain from sale of a 9.054% interest in Snam Rete Gas Due to the application of IFRS, net shareholders’ equity to be compared with the sale price for determining the gain on the sale of a 9.054% interest in Snam Rete Gas carried out in 2004 will increase by a material amount related essentially to an increase in the book value of natural gas pipelines (see paragraph 1 "Different useful lives of gas pipelines, compression stations, distribution networks and other assets" above) and deferred tax assets (see paragraph 2.1 "Different recognition of deferred tax" above) therefore resulting in a decrease in 2004 earnings restated according to IFRS due to the lower gain as compared to Italian GAAP.

12.2 Amortization of goodwill Under Italian GAAP goodwill is amortized on a straight-line basis in the periods of its expected utilization, provided it is no longer than five years; in case of specific conditions related to the kind of company the goodwill relates to, goodwill can be amortized for a longer period not exceeding 20 years.

Under IFRS goodwill cannot be amortized, but it is subject to a yearly evaluation in order to define the relevant impairment, if needed. The application of this principle will result in an increase in 2004 earnings.

13. Changes in consolidation scope

Italian GAAP allows for the line-by-line consolidation of an affiliate on which the parent company exercises control at its Annual General Meeting due to a substantial ownership interest despite the fact that the parent company does not hold the majority of voting rights. Under IFRS, and under U.S. GAAP, these investments are accounted for under the equity method. In application of this standard, Eni will exclude from consolidation Saipem SpA in which Eni held 43.29% of voting shares at December 31, 2004 (42.94% of share capital). Saipem’s exclusion from consolidation will result in a decrease of total asset and minority interest and an increase of net borrowings related to the net cash position of this business (loans provided from Group financial companies are recorded under other assets and liabilities).

As for joint ventures, Italian GAAP and IFRS allow for consolidation on a proportional basis or accounting under the equity method. Until 2004 for Italian GAAP reporting purposes Eni has been consolidating joint ventures in the Exploration & Production and Oilfield Services, Construction and Engineering segments on a proportional basis. From 2005, adopting the IFRS principle of consistent application of accounting criteria to similar situations and taking into account the fact that U.S. GAAP does not allow consolidation on a proportional basis, joint ventures will be accounted for under the equity method. The exclusion of joint ventures from consolidation will result in an increase in total assets and in net borrowings in connection to the fact that overall these companies have a net cash position.

In summary, according to management’s estimates the application of IFRS will result in a material increase in Eni’s total asset and a slight increase in Eni's net borrowings as of December 31, 2003 and an approximately 3% reduction in 2004 net income.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Board of Directors of Eni SpA’s currently in office consists of nine members. The table below sets forth the names of the nine members of the Board of Directors, their positions, the year when each was initially appointed as a Director and their ages. This Board of Directors was appointed by the Ordinary Shareholders’ Meeting held on May 27, 2005 for a three-year period; it will therefore expire at the date of the General Shareholders’ Meeting approving Eni’s financial statements for the financial year 2007.

Name	Position	Year First Appointed to Board of Directors	Age

Roberto Poli	Chairman	2002	67
Paolo Scaroni	Managing Director and CEO	2005	59
Alberto Clô	Director	1999	58
Renzo Costi	Director	1996	68
Dario Fruscio	Director	2002	68
Marco Pinto	Director	2005	43
Marco Reboa	Director	2005	50
Mario Resca	Director	2002	60
Pierluigi Scibetta	Director	2005	44

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

On the basis of Eni's By-Laws as amended on April 13, 2005, the Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another member of the Board of Directors, with no voting rights.

On June 1, 2005 the new Board of Directors delegated to the Chairman, Roberto Poli, powers for researching and promoting integrated projects and strategic international agreements, and appointed Paolo Scaroni Managing Director and CEO, confirming the powers already delegated to the previous Managing Director.

Before May 27, 2005, Eni’ Board of Directors was composed of eight members. The table below sets forth the names of the eight members of the Board of Directors, their positions, the year when each was initially appointed as a Director and their ages. This Board approved Eni's consolidated financial statements for the year 2004.

Name	Position	Year First Appointed to Board of Directors	Age

Roberto Poli	Chairman	2002	67
Vittorio Mincato	Managing Director and CEO	1998	69
Mario Giuseppe Cattaneo	Director	1998	75
Alberto Clô	Director	1999	58
Renzo Costi	Director	1996	68
Dario Fruscio	Director	2002	68
Guglielmo Antonio Claudio Moscato	Director	2002	69
Mario Resca	Director	2002	60

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

On April 14, 2004 the Board of Directors of Eni appointed Angelo Taraborrelli as General Manager of the Refining & Marketing Division with those powers as defined by the Board on the same date. Mr. Taraborrelli may be removed by the Board of Directors of Eni without cause. Mr. Taraborrelli replaced Mr. Callera, who has reached the retirement age.

The table below sets forth Eni SpA’s executive officers and the General Managers of Eni’s three divisions, their positions within Eni, the year they were appointed to such positions, their total years of service at Eni and their ages. The executive officers of Eni are appointed by the Managing Director of Eni and may be removed without cause.

Name	Management Position	Year First Appointed to Current Position	Total Number of Year of Service at Eni	Age

Stefano Cao	General Manager for the Exploration & Production Division	2000	29	54

Luciano Sgubini	General Manager for the Gas & Power Division	2001	37	65

Angelo Taraborrelli	General Manager for the Refining & Marketing Division	2004	32	57

Fabrizio D’Adda	The Group Senior Vice President for Health Safety and the Environment	2002	37	63

Amedeo Santucci	The Group Senior Vice President for Supply Operations	2005	26	61

Carlo Grande	The Group Senior Vice President for Legal Affairs	1986	28	64

Roberto Jaquinto	The Group Senior Vice President for Administration	1992	43	63

Marco Mangiagalli	The Group Senior Vice President for Finance	1993	27	56

Leonardo Maugeri	The Group Senior Vice President for Strategies and International Relations	2000	11	41

Eugenio Palmieri	The Group Senior Vice President for Public Affairs and Communication	2001	14	58

Luigi Patron	Chief Technology Officer	2001	45	65

Renato Roffi	The Group Senior Vice President for Human Resources	2000	34	58

The biographies of Eni’s directors and executive officers are set out below.

Roberto Poli was appointed Chairman of Eni SpA on May 30, 2002. He is Chairman of the Board of Directors of Poli e Associati SpA, a major consulting firm in the area of corporate finance, business mergers and acquisitions, business restructuring. From 1966 to 1998 he was Professor of Business Finance at the Università Cattolica of Milan. He is Member of the Board of Directors of Fininvest SpA, Mondadori SpA, Merloni Termosanitari SpA, G.D. SpA and general partner of Brafin S.A.P.A. Has been Chairman of Rizzoli-Corriere della Sera SpA and Publitalia SpA.

Paolo Scaroni graduated at the Università Bocconi in Milan and obtained a master degree in business administration at the Columbia University in New York. After a few years as consultant with McKinsey, in 1973 he joined the Saint Gobain Group, where he held various managing positions in Italy and outside Italy, until in 1976 he was appointed general manager of the "Vetro piano" division in Paris with the responsibility of managing all Saint Gobain’s international activities. From 1985 to 1996 worked with Techint where he was appointed vice-president and managing director, following the privatization of SIV, Italimpianti and Dalmine. He joined Pilkington in 1996 and until 2002 was managing director of the group’s head company in Great Britain. From 2002 to 2005 he was managing director and general manager of Enel. At present Mr. Scaroni is a director of "Il Sole 24 Ore" and Marzotto, member of the managing committee of Confindustria, chairman of Unindustria Venezia in Italy, while outside Italy is chairman of the Board of Directors of Alliance UniChem, member of the Supervisory Board of ABN AMRO, and member of the Board of the Columbia University’s Business School.

Alberto Clô is a professor of Industrial Economy at the University of Bologna, was Minister of Industry and Minister of Foreign Trade ad interim in 1995 and 1996. During the Italian semester of presidency of the European Union was chairman of the Council of Ministers of Industry and Energy of the European Union. In 1996 was awarded the title of Cavaliere di Gran Croce al Merito of the Republic of Italy. He is Member of the Board of Directors of GTP Holding, ASM Brescia SpA, De Longhi SpA, Italcementi SpA and Società Autostrade SpA. He is also President of the Scientific Committee of Eni Corporate University.

Renzo Costi is an attorney and a consultant. He served as magistrate from 1964 to 1968 and is currently Professor of commercial law at the University of Bologna. He was founder, and currently is co-director, of the magazines "Giurisprudenza Commerciale", "Banca Impresa e Società" and "Banca, Borsa e titoli di credito". He is member of the Board of Directors of Editrice Il Mulino SpA.

Dario Fruscio is a chartered accountant, public auditor and consultant; he is currently Professor of Economy and Management at the University of Pavia and taught at the Accademia Nazionale della Guardia di Finanza of Bergamo.

Marco Pinto is a magistrate and notary and held various positions at Regional Administrative Courts and the Council of State. He is a professor and dean of the department for economic sciences at the Scuola Superiore dell’economia e delle finanze. Since 1994 is a legal counsel and head of the legislative office of the Ministry of Economy and Finance. From December 2004 to April 2005 he was head of the technical secretariat of the vice-president of the Council of Ministers.

Marco Reboa is a chartered accountant and auditor. He is a professor at the Libero Istituto Universitario Carlo Cattaneo in Castellanza and author of essays of corporate governance, economic evaluation and financial statements. He is a member of the Board of Directors of Seat PG SpA, Interpump SpA, IMMSI SpA, Intesa Private Banking and Nextra SGR SpA. He is a statutory auditor of Autogrill SpA and Galbani SpA.

Mario Resca is Chairman and Managing Director of McDonald’s Italia SpA and Chairman of Italia Zuccheri SpA (formerly Eridania SpA), of the American Chamber of Commerce in Italy and of Confimprese, National Board member of U.P.A. (Union of Associated Advertising Operators), and Director of Mondadori SpA and Member of the Board of liquidators of Cirio Del Monte Group in extraordinary administration. Is also chairman of the RMCH foundation for children. In 2002, was awarded the title of Cavaliere del Lavoro. After working for Chase Manhattan bank, was appointed director of Biondi Finanziaria (Fiat Group), from 1976 to 1991 was partner of Egon Zehnder, director of Lancome Italia and of some companies of the RCS-Corriere della Sera Group and Versace Group. Is chairman of Finanziaria Sambonet SpA, Kenwood Italia SpA and founding member of Eric Salmon and Partners.

Pierluigi Scibetta is a chartered accountant and auditor and has been director and auditor of various companies. In 2003, was appointed director of the Istituto Superiore per la previdenza e la sicurezza sul lavoro, of the Gestore del Mercato Elettrico SpA and of ENEA. In 2004, was appointed director of Nucleco SpA. Is a professor of Energy Engineering at the University of Perugia.

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

Angelo Taraborrelli, graduated in law, joined the group as expert in analysis evaluation and control of investments in the oil market. After the merger of AgipPetroli with Eni he was appointed Deputy Chief Operating Officer of Eni SpA Refining & Marketing Division for Marketing Operations and on April 14, 2004 he became General Manager of Eni’s Refining & Marketing Division replacing Gilberto Callera who retired.

Fabrizio D’Adda, mining engineer, joined the Eni Group in 1968. He held various executive positions such as Vice President of Snamprogetti SpA, Chairman of Saipem SpA, Chairman of EniChem SpA and Chairman of Polimeri Europa SpA. He is a member of the Board of Directors and of the Executive Committee of Cefic and President of the Financial Committee of Cefic. He is also a member of the Executive Committee of Confindustria.

Amedeo Santucci, graduated in engineering, joined the Group in 1979 and served various positions.

Carlo Grande, attorney at law, joined the Eni Group in 1977 and has served as senior vice president for legal affairs since 1986. He is a member of the Board of Directors of various Eni Group companies.

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

Eugenio Palmieri qualified as journalist in 1971 and worked as correspondent for "Il Sole 24 Ore", "Il Tempo", "La Stampa". In 1991 he was appointed Head of Press Office and later also supervisor of External Relations. In May 1995 he was appointed Managing Editor of Agi News Agency, a subsidiary of Eni and the second largest Italian newswire.

Luigi Patron is Chief Technology Officer of Eni and Chairman of Snamprogetti SpA, the engineering company of the Eni Group. Mr. Patron’s industrial career started with Montefibre SpA at Porto Marghera. In 1991, he became Chairman of Montefibre SpA and Chairman of EniChem Fibre SpA. From June 1993 to May 1996, Mr. Patron was Managing Director of EniChem SpA.

Renato Roffi joined the Eni Group in 1971 and held various positions in Eni’s subsidiaries until he became the Group’s senior vice president for human resources in 2000. He is a member of the Board of Directors of various Eni Group companies and Vice Chairman of ASIEP (the Italian association of energy and petroleum companies).

Auditors

Statutory Auditors

The Italian legislation requires Italian listed corporations to have a board of statutory auditors composed of independent experts in accounting matters and in matters specified in such corporations’ by-laws. Eni SpA’s Board of Statutory Auditors is elected by the shareholders meeting, who also appoints the Chairman of the Board. Eni SpA’s by-laws currently provide that the Board of Statutory Auditors consists of five effective statutory auditors and two alternate auditors (each of them automatically substitutes an effective auditor who resigns or is otherwise unable to serve as an auditor elected in the same list).

The following table sets forth the names, positions and year of appointment of the members of the Board of Statutory Auditors of Eni who were appointed by the Ordinary Shareholders’ Meeting held on May 27, 2005 for a three-year period; therefore this Board of Statutory Auditors will expire at the date of the General Shareholders’ Meeting approving Eni’s financial statements for the financial year 2007. For a description of the duties of the Board of Statutory Auditors see below.

Name	Position	Year First Appointed to Board of Statutory Auditors

Paolo Andrea Colombo	Chairman	2002
Filippo Duodo	Auditor	1998
Edoardo Grisolia	Auditor	2005
Riccardo Perotta	Auditor	1999
Giorgio Silva	Auditor	1999
Francesco Bilotti	Alternate Auditor	2005
Massimo Gentile	Alternate Auditor	2005

The following table sets forth the names, positions and year of appointment of the members of the Board of Statutory Auditors of Eni, who were elected on May 30, 2002 and who were in charge until May 27, 2005.

Name	Position	Year First Appointed to Board of Statutory Auditors

Andrea Monorchio	Chairman	1995
Luigi Biscozzi	Auditor	1999
Paolo Andrea Colombo	Auditor	2002
Filippo Duodo	Auditor	1998
Riccardo Perotta	Auditor	1999
Fernando Carpentieri	Alternate Auditor	1995
Giorgio Silva	Alternate Auditor	1999

External Auditors

As provided for by Italian laws, external auditors must be a chartered company and are appointed by the Shareholders’ Meeting. Eni’s external auditors, PricewaterhouseCoopers SpA, were appointed by the Shareholders’ Meeting of June 1, 2001 for a three-year term ending with the Meeting approving financial statements for 2003. Eni’s Shareholders’ Meeting of May 28, 2004 confirmed the appointment of PricewaterhouseCoopers SpA for a further three-year period ending with the Meeting approving financial statements for 2006.

Compensation

Board member compensation is determined by the Shareholders’ Meeting, while remuneration levels of the Chairman and Managing Director are determined by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors. With reference to the powers delegated to the Chairman and Managing Director, the Board of Directors determined their compensation, made up of a fixed and a variable part. In line with Consob provisions, the section "Other Information" of Eni SpA statutory financial statements indicates: (i) compensation paid to Board members, Statutory Auditors and General Managers; (ii) subscription rights for Eni shares assigned within three years for no consideration (stock grant) and stock options attributed to the Managing Director and to General Managers; and (iii) number of shares of Eni SpA and of Eni companies held by Board members, Statutory Auditors and General Managers. Information as per (i) and (ii) are included also in the notes to Eni SpA’s statutory financial statements.

On May 30, 2002 the Shareholders’ Meeting determined the annual compensation of the Chairman (euro 250,000) and of Board members (euro 68,000). The Shareholders’ Meeting of May 28, 2004, increased directors compensation to euro 100,000. In its meeting of May 30, 2002 the Shareholders’ Meeting also determined a variable compensation up to a maximum of euro 80,000 for the Chairman and euro 20,000 for each Board member to be paid in accordance with Eni’s positioning as compared to the other seven major international oil companies for market capitalization in terms of total return to shareholders in the reference year. The variable portion of compensation is paid to the Chairman for euro 80,000 or euro 40,000 and to each Board member for euro 20,000 or euro 10,000, respectively, if Eni’s return to shareholders is rated first or second, or third or fourth in the rating of return to shareholders of the seven major oil companies. Below fourth position no variable compensation is paid. In the meeting of July 6, 2004, the Board confirmed that Eni in 2003 rated fifth in the mentioned positioning, therefore no variable compensation was paid. In addition, Board members receive euro 1,000 for the participation to each meeting of the Board and of Board committees, along with any expense incurred for performing their duties.

The variable part of the compensation of Chairman and Managing Director, as well as the variable part of the compensation of Eni’s top management (General Managers of divisions and managers holding positions directly reporting to the Chairman and Managing Director) is related to the achievement of specific economic and operating objectives (profitability, efficiency, strategic projects) and share price objectives (price of Eni shares, comparative total return to shareholders). With reference to Eni’s performance in 2003, 43% of the remuneration of the Chairman and of the Managing Director was variable and 40% of that of the top management was variable. The variable part of compensation includes, beside the monetary component, Eni’s stock grant plans (see specific information on stock options and stock grants in Note 29 to Eni’s consolidated financial statements, below).

The Shareholders' Meeting held on May 27, 2005 resolved to approve: (i) the determination of the fixed amount of the annual compensation to be paid to the Chairman of the Board of Directors and to each Director at euro 265,000 and euro 115,000 respectively, in addition to the reimbursement of the expenses incurred because of the office; (ii) the determination of a variable amount not higher than euro 80,000 for the Chairman of the Board of Directors and euro 20,000 for the Directors.

Pursuant to Consob Decision No. 11971 of May 14, 1999, as amended, compensation of directors of Eni, statutory auditors and general managers of Eni’s divisions is reported in the table below, which includes all the persons who held a position in 2004, including a fraction of the year.

•	The column "Compensation for positions" held at Eni SpA includes compensation decided by the shareholders’ meeting and compensation of the Chairman and the Managing Director set by the Board of Directors, in agreement with the Board of Statutory Auditors, pursuant to Article 2389, subsection 3 of the Italian Civil Code;
•	the column "Non cash benefits" indicates all fringe benefits, including insurance policies;
•	the column "Bonuses and other incentives" indicates the variable part of the compensation of the chairman, and of the salary of the Managing Director and General Managers of Eni’s divisions (employees of Eni);
•	the column "Other compensation" indicates the salary of the Managing Director and of the General Managers (employees of Eni), as well as the compensation for positions held by Statutory Auditors in other Eni companies.

The following table contains details of compensation of directors, statutory auditors and general managers.

Name	Position	Compensation for position	Non cash benefits	Bonuses and other incentives	Other compensation	Total

(thousand euro)
Board of Directors
Poli Roberto	Chairman	520	7	142				669
Mincato Vittorio	Managing Director	509		735		922		2,166
Cattaneo Mario Giuseppe	Director	108						108
Clô Alberto	Director	110						110
Costi Renzo	Director	110						110
Fruscio Dario	Director	102						102
Moscato Guglielmo	Director	112						112
Resca Mario	Director	105						105

Board of Statutory Auditors
Monorchio Andrea	Chairman	114						114
Biscozzi Luigi	Effective Auditor	91				46	(1)	137
Colombo Paolo Andrea	Effective Auditor	91				32	(2)	123
Duodo Filippo	Effective Auditor	90				54	(3)	144
Perotta Riccardo	Effective Auditor	90				45	(4)	135

General Manager E&P Division
Cao Stefano				280		644		924

General Manager G&P Division
Sgubini Luciano				353		574		927

General Manager R&M Division
Callera Gilberto				798	(5)	243		1,041
Taraborrelli Angelo				129		317		446

		2,152	7	2,437		2,877		7,473

(1)	Includes compensation for appointment as statutory auditor of Syndial SpA and Polimeri Europa SpA.
(2)	Includes compensation for the appointment as statutory auditor of position of Saipem SpA.
(3)	Includes compensation for the appointment as statutory auditor of Snamprogetti SpA, Chairman of the Board of Statutory Auditors of CEPAV (Consorzio Eni per l’Alta Velocità) Uno and Chairman of the Board of Statutory Auditors of CEPAV (Consorzio Eni per l’Alta Velocità) Due from February 24, 2005.
(4)	Includes compensation for the appointment as statutory auditor of Enifin SpA and Chairman of the Board of Statutory Auditors of Snam Rete Gas SpA from April 27, 2004.
(5)	Includes employee termination indemnities (euro 798,000).

For the year ended December 31, 2004, the aggregate compensation paid to or on behalf of the executive officers of Eni SpA was euro 16.04 million. The foregoing amounts include salaries, fees for attending meetings, lump-sum amounts paid in lieu of expense reimbursements, stock option, stock grant and health and pension contributions. The foregoing amounts do not include amounts accrued to the reserve for employee termination indemnities, which is used to pay severance pay as required by Italian law to employees upon termination of employment. The members of the Board of Directors in their capacity as such are not entitled to receive such severance pay. At December 31, 2004, the total amount accrued to the reserve for employee termination indemnities with respect to members of the Board of Directors who were also employees of Eni, with respect to three General Managers and with respect to the executive officers of Eni SpA was euro 5.19 million.

The table below sets forth the amount and maturity of stock options granted to Eni’s Chief Executive Officer, General Managers and executive officers in 2004:

	Options granted in the year	Options held at year end

Number of options	638,000	1,959,500
Average exercise price (euro)	16.576	15.131
Maturity (days)	1,095	580
Expiration (days)	2,748	2,316
Weighted average exercise price for options existing as of December 31, 2004 (euro)	14.434

The information in the table above is current to June 14, 2005. No additional options have been granted from December 31, 2004 to that date. Eni issues only ordinary shares. For further information on Eni’s stock compensation see "Note 29 to the Consolidated Financial Statements".

Board Practices

Appropriate Conduct

Due to the complex scenario in which Eni operates, the Board of Directors has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes within its Group and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, customers, commercial and financial partners and the communities where Eni operates. All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to make others observe them. The belief of working for the advantage of Eni cannot be a justification for behaviors contrary to such principles. These values are stated in a "Code of Conduct" whose observance by employees is evaluated by the Board of Directors, based on the annual report of the Guarantor for the Code of Conduct. The Code of Conduct is published in Eni’s internet site (www.eni.it).

In its meeting of January 20, 2000 Eni’s Board of Directors resolved to adopt the Self-discipline Code of Listed Companies (the "Code") and, pursuant to a thorough review of the matter, underscored how Eni’s organizational model is essentially in line with the principles expounded in the Code, as well as with related recommendations issued by Consob.

In accordance with the request of Borsa Italiana SpA, in particular the "Guidelines for the preparation of the yearly report on corporate governance" of February 12, 2003, follows information on Eni’s corporate governance system. In preparing this report account has been taken also of the "Guide to the preparation of the report on corporate governance" published by Assonime and Emittenti Titoli SpA in March 2004.

The Board of Directors: Competencies, Delegate Powers and Composition

Eni’s organizational structure follows the traditional model of companies in which management is exclusively entrusted to the Board of Directors, which is the central element of Eni’s corporate governance system. Monitoring functions are entrusted to the Board of Statutory Auditors and the audit of the financial statements is entrusted to the external auditors appointed at the Shareholders’ Meeting.

The Board of Directors delegated specific powers to the Chairman and Managing Director, who are the representatives of the company according to Article 25 of Eni’s by-laws.

In accordance with internationally accepted principles of corporate governance, the Board of Directors established committees with consulting and proposing functions.

According to its decision of September 17, 2003, in addition to exclusive competencies entrusted to it by Article 2381 of the Civil Code, the Board of Directors has reserved the following tasks:

1.	to define corporate governance rules for the Company and Group companies, including the appointment, definition of functions and regulations of Board Committees;
2.	to define guidelines for the internal control system, based on indications provided by the relevant Board Committee, and to monitor the effectiveness and modes of managing main corporate risks;
3.	to examine and approve the main features of corporate and Group organization, checking the effectiveness of the organization and administration setup prepared by the Managing Director;
4.	to determine – on proposal of the Managing Director – strategic guidelines and objectives at the Company and Group level;
5.	to examine and approve multi-annual strategic, industrial and financial plans at the Company and Group level;
6.	to examine and approve yearly budgets of Divisions, of the Company and the consolidated Group budget;
7.	to evaluate and approve quarterly accounts and related disclosures and any other period accounts and related disclosures provided for by the law and to compare quarterly results with planned results;
8.	to evaluate the general trends in operations with specific attention to possible conflicts of interest;
9.	to examine and approve strategically relevant agreements;
10.	to receive from Directors entrusted with specific powers timely reports describing the activities performed under such powers and the most relevant transactions, according to a specific previously agreed definition, and any atypical or unusual relations and transactions with related parties;
11.	to receive from Board Committees periodic reports on activities performed, according to previously agreed definitions and timetables;
12.	to attribute, modify and revoke powers to Directors, defining their limits and modes of execution, determining the compensation related to such powers, after consultation with the Board of Statutory Auditors. To deliver guidelines to empowered Directors and to recall to itself transactions included in the delegated power;
13.	to approve, based on the indications of the relevant Committee, the adoption and implementation of share incentive plans and to define the compensation criteria of top managers;
14.	to appoint, revoke and delegate powers to general managers, on proposal of the Managing Director and in agreement with the Chairman;
15.	to decide major sale and purchase transactions of the Company and to provide a pre-emptive evaluation of those concerning Group companies, in particular:
a)	sale and purchase transactions, as well as conferral of real estate, investments, companies of amounts exceeding euro 50 million;
b)	capital expenditure in tangible and intangible assets with great significance for the Group in terms of strategic impact and risks, and however all those of amounts exceeding euro 100 million, as well as any portfolio and exploration initiatives of the Exploration & Production segment in new areas;
c)	the provision of loans from Eni or its subsidiaries to third parties;
d)	the provision from Eni of personal and real guarantees to third parties in the interest of Eni or its subsidiaries of amounts exceeding euro 50 million;
e)	the provision of loans from Eni or its subsidiaries to affiliates, as well as of real and personal guarantees on their bonds of amounts exceeding euro 50 million and, in any case, if the amount is not proportional to the stake held in the affiliate;
16.	to examine and decide any proposal of the Managing Director concerning voting and appointment of members of the Board of Directors and the Board of Statutory Auditors of major subsidiaries;
17.	to formulate all the proposals of decisions to be presented to the Shareholders’ Meeting.

The Board entrusted the Chairman with powers for researching and promoting integrated projects and strategic international agreements and the Managing Director with all managing powers except those that cannot be delegated and those reserved to the Board. In accordance with Article 27 of Eni’s by-laws, the Chairman chairs Shareholders’ Meetings, convenes and chairs Board of Directors meetings and oversees the implementation of decisions made by it. In accordance with Article 23 of Eni’s by-laws, the Board of Directors and the Managing Director report timely to the Board of Statutory Auditors, at least quarterly and at each Board meeting, on activities performed and major transactions of Eni and its subsidiaries, in particular on those in which they have a direct or indirect interest. In accordance with Article 2391 of the Italian Civil Code, Directors inform other Directors and the Board of Statutory Auditors of any interest they may have, directly or on behalf of third parties, in any transaction of Eni.

In accordance with Article 17 of Eni’s by-laws, as amended by the Board on April 13, 2005, the Board of Directors is made up by 3 to 9 members. The Shareholders’ Meeting appoints up to nine members. Pursuant to Law Decree No. 332 of May 31, 1994, modified and converted into Law No. 474 of July 30,1994 as amended by Law No. 350 of December 24, 2003, the Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another member with no voting rights. The Board of Directors in charge as of December 31, 2004 was made up by 8 members elected by the Shareholders’ Meeting of May 30, 2002 for a three-year term. On that occasion, the Minister of Economy and Finance chose not to appoint one member of the Board, in agreement with the Minister of Productive Activities. The appointment of the Board of Directors (except for the Director appointed by the Economy and Finance Minister in agreement with the Minister of Productive Activities) calls for a list vote. Only shareholders who, alone or with others represent at least 1% of voting shares at an ordinary meeting have the right to present lists for the appointment of directors and auditors, as well as the Board of Directors (that never made use of this right). Each shareholder can present or participate in presenting only one list. Companies controlling a shareholder and joint controlled companies cannot present, nor participate in presenting other lists, meaning by subsidiaries the companies described in Article 2359, paragraph 1 of the Civil Code. The lists must be deposited at Eni’s headquarters at least ten days before the date set for the Shareholders’ Meeting on first call (20 days in case of the Board of Directors presenting a list) and published on newspapers with national distribution and must include a resume of each candidate.

Board members must comply with the honorability and independence requirements provided for by applicable regulations, as well as the professionalism and experience required for performing their duties with efficacy and efficiency, to which they are expected to dedicate adequate time and resources.

On February 28, 2005, Eni’s Board of Directors, in accordance with the provisions of the Code, evaluated the statements presented by Board members and established that non executive Board members and the Chairman were independent according to Italian corporate governance standards as they did not have any economic relationship with Eni and Eni Group companies, with the Managing Director and with the Ministry of Economy and Finance, Eni’s major shareholder, such as to bias their autonomous judgment nor are they close relatives of the Managing Director. The Managing Director of Eni was an employee of Eni. On June 1, 2005, Chairman Roberto Poli and Directors Alberto Clô, Renzo Costi, Dario Fruscio, Marco Reboa, Mario Resca and Pierluigi Scibetta declared that they meet the independence requirements as provided for by Italian corporate governance standards.

Eni’s by-laws do not indicate a specific frequency of meetings. In 2004, the Board of Directors met 18 times (19 in 2003) for an average length of four hours per meeting. The public is informed of the dates of meetings convened for the approval of interim results, of periodic reports as provided for by applicable laws, as well as the dates of Shareholders’ Meetings.

The Board of Directors defined the rules for the calling of its meetings; in particular, the Chairman convenes Board meetings, and, in concert with the Managing Director, defines agenda items. Notice is sent by mail, fax or e-mail within five days of the meeting’s date, at least 24 hours in advance in case of urgency. Eni’s by-laws allow meetings held by teleconference, provided that all participants can be identified and are allowed to participate in real time. The meeting is deemed held in the location where Chairman and Secretary are present.

Board members receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions, except for urgent cases and those for which confidentiality is deemed necessary. In 2004, on average 90% of Board members participated to Board meetings and 88% of independent non executive Board members.

Board Committees

In order to carry out its tasks more effectively, the Board of Directors has instituted three advisory Committees: the Internal Control Committee and Compensation Committee, formed exclusively by independent, non-executive Board members, and the International Oil Committee (previously the Oil & Gas Committee) in which also the Managing Director participates. Board members receive euro 1,000 for each participation in Board committees.

During 2004 and until the expiration of former Eni’ Board of Directors on May 27, 2005, the Committees were formed as follows:

Internal Control Committee: Mario Giuseppe Cattaneo (Chairman), Alberto Clô, Renzo Costi and Guglielmo Antonio Claudio Moscato.

Compensation Committee: Mario Resca (Chairman), Mario Giuseppe Cattaneo, substituted in February 2004 by Roberto Poli, and Renzo Costi.

International Oil Committee: Alberto Clô (Chairman), Dario Fruscio, Vittorio Mincato and Guglielmo Antonio Claudio Moscato.

On June 1, 2005 the newly appointed Board of Directors appointed Mario Resca, Marco Pinto and Pierluigi Scibetta members of the Compensation Committee; Marco Reboa, Alberto Clô, Renzo Costi, Marco Pinto and Pieluigi Scibetta members of the Internal Control Committee; and Alberto Clô, Dario Fruscio, Marco Reboa and Paolo Scaroni members of the International Oil Committee.

The Code suggests the creation of a "Nominating Committee" in the companies with shares held widely by the public, especially when the Board notices that shareholders find it difficult to prepare proposals for appointments. This committee has not been formed in consideration of the shareholding characteristics of Eni and of the fact that Directors are appointed on the basis of candidate lists submitted by shareholders or by the Board of Directors.

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

During 2004, the Internal Control Committee convened 15 times, with an average participation of 88% of its members, and has accomplished the following: (i) reviewed the audit programs prepared by Eni SpA’s and Group companies’ internal audit functions; (ii) reviewed and evaluated results of Eni SpA’s and Group companies’ internal auditing procedures; (iii) monitored the initiatives taken by Eni and the results of action undertaken after being informed of improper payments on the part of representatives of suppliers of EniPower to a manager of said company; (iv) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for external audit companies to examine the essential features of 2003 financial statements with specific reference to extraordinary transactions and relations among functions entrusted with controls at Eni SpA and its subsidiaries; (v) analyzed the competencies attributed to it by the Board of Directors with the approval of the new regulation; (vi) examined the results of an analysis on audit structures in other Italian Group companies; (vii) monitored the activities devised by Eni for the application of the "Model of organization, management and control" as per Legislative Decrees No. 231/2001 and No. 61/2002; (viii) examined reports received on the activity of the newly established internal monitoring unit as per Legislative Decree No. 231/2001; (ix) examined the implications related to the definition of a procedure on the treatment of anonymous reports; (x) examined the results of the bid for the conferral of the function of external auditors for the 2004-2006 period and expressed to the Board its favorable opinion for the appointment of PricewaterhouseCoopers as external auditor for 2004-2006 financial statements; (xi) examined the audit plans for 2004 financial statements and the reports required by document No. 260 of audit principles "Comments on events related to audits addressed to persons responsible for corporate governance", as well as the activities performed by the Groups’ external auditors in 2004; (xii) reviewed the situation appointments conferred in 2002 and 2003 by Eni and its consolidated subsidiaries and affiliates to external auditors registered with Consob and related subjects; (xiii) reviewed the situation of appointments of external auditors of main group companies, the relevant accounts and the opinions contained in the reports of external auditors of Eni’s Italian subsidiaries; and (xiv) monitored the appointment of additional functions to companies belonging to the network of the external auditors, expressing its opinion.

Based on Board of Directors’ resolution of March 22, 2005, certain responsibilities and competencies of the Internal Control Committee have been transferred to the Board of Statutory Auditors effective June 1, 2005 (see below).

In 2005, Eni’s external auditors met with Eni Internal Control Committee in order to discuss: (i) critical accounting policies and practices applied for the purpose of a proper representation of Eni’s results of operations and financial condition; (ii) alternative accounting treatments provided for by generally accepted accounting principles concerning material items discussed with management, including ramifications of the use of, the impact deriving from the application of said alternative disclosures and treatments and relevant information, as well as the treatments preferred by external auditors; (iii) the contents of any other material written communication between external auditors, and management.

Compensation Committee

The Compensation Committee, established by the Board of Directors in 1996, proposes incentive schemes for managers and the yearly remuneration of the Chairman and Managing Director to the Board of Directors and overviews the criteria used in determining compensation of the Group’s top management.

During 2004, the Committee met 5 times, with an average participation of 93% of its members, and accomplished the following: (i) proposed a regulation for the Committee that was approved by the Board in its meeting of February 26, 2004; (ii) reviewed the objectives of the 2004 Group Performance and Incentive Plan and the results of the 2003 plan; examined the assignation schemes of the stock option and stock grant plans for 2004 to be approved by the Board of Directors; (iii) presented a proposal concerning the variable part of the remuneration of the Chairman and Managing Director; and (iv) examined the positioning in terms of compensation of the Groups’ top management and the criteria of the annual remuneration policy.

International Oil Committee

The International Oil Committee established by the Board of Directors in 2002, is entrusted with the monitoring of trends in oil markets and the study of their aspects.

During 2004 the International Oil Committee met three times, with an average participation of 100% of its members. The first meeting was dedicated to the analysis of "Hydrocarbon reserves: generalities and Eni’s evaluation methods" with specific attention to the technical, economic and regulatory aspects of the booking of proved reserves of oil and gas and Eni’s behavior in this area. The second meeting was focused on "The gas bubble in Europe and Italy" with specific attention to the balance of supply and demand in Italy and Europe by 2010. During the third meeting, the discussion concerned "A comparison of scenarios: dynamics of prices of oil and energy sources". Special attention was paid to the methodological approach for the construction of future price scenarios for oil and gas and the evaluation of their impact of Eni’s capital expenditure policies.

Board of Statutory Auditors

The Board of Statutory Auditors, in accordance with Article 149 of Legislative Decree No. 58/1998, monitors the respect of laws, of Eni’s memorandum of association, of the principles of proper administration, the adequacy of the company’s organizational structure for the parts concerning administration and accounting, internal controls and Eni’s administration and accounting systems, as well as its reliability in presenting information properly and the adequacy of regulations imposed to subsidiaries according to Article 114, paragraph 2 of the mentioned decree.

The Board of Statutory Auditors comprises five auditors and two substitute auditors, all appointed by the Shareholders’ Meeting, who also appoints the Chairman, for a three-year term. Previously the Chairman was appointed with decree of the Minister of Economy and Finance in consultation with the Minister of Productive Activities.

Statutory Auditors are appointed in accordance with Articles 17 and 28 of Eni’s by-laws, which call for a list vote in order to ensure presence of representatives of minority equity interests. Auditors are autonomous and independent even from the shareholders who elected them. The lists of candidates include a resume of each candidate and are deposited at the company’s headquarters at least 10 days before the date of the Shareholders’ Meeting on first call and are published on national newspapers.

Article 28 of Eni’s by-laws, consistently with the provisions contained in the Decree of the Minister of Justice No. 162 of March 30, 2000, states that at least two auditors and one substitute auditor are chosen among chartered auditors and must have performed auditing activities for at least three years and that auditors not provided with these requirements must be chosen among those provided with the level of professionalism described in Decree No. 162/2000. For the purposes of said Decree, the by-laws define as related subjects commercial law, corporate economy and finance, engineering and geology. Eni’s auditors are all chartered auditors.

Statutory auditors receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions. Eni’s by-laws allow meetings held by teleconference.

On May 30, 2002 the Shareholders’ Meeting determined the yearly compensation for the Chairman of the Board of Statutory Auditors and each Auditor amounting to euro 87,000 and euro 58,000, respectively and euro 1,000 for the presence to each meeting, as well as payment of reasonable attendance expenses.

The Shareholders' Meeting held on May 27, 2005 resolved to approve the determination of the annual compensation to be paid to the Chairman of the Board of Statutory Auditors and each statutory auditor at euro 115,000 and euro 80,000, respectively plus the reimbursement of the expenses incurred.

The Board of Directors in its meeting of March 22, 2005, attributed to the Board of Statutory Auditors the following responsibilities and competencies effective June 1, 2005: (i) to evaluate proposals for the appointment of the issuer’s external auditors and to present recommendations to the Board of Directors related to the appointment and termination of such external auditors to be approved by the Shareholders’ Meeting; (ii) to oversee the work of said auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Eni; (iii) to present recommendations to the Board of Directors concerning the resolution of disagreements between management and the auditors regarding financial reporting; (iv) to approve procedures for: (a) the receipt, retention and treatment of complaints received by Eni regarding accounting, internal accounting controls or auditing matters; (b) the confidential, anonymous submission by employees of Eni of concerns regarding questionable accounting or auditing matters; (v) to establish procedures for the pre-approval of any non-audit service, identified in detail by the Board, provided to Eni by its auditor and to examine its reports; (vi) to evaluate requests to engage external auditors to render non-audit services and to express its opinion to the Board of Directors; (vii) to examine the periodic reports submitted by external auditors regarding: (a) all critical accounting policies and practices to be used; (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials and the treatments preferred by the external auditors; (c) other material written communications between the auditors and the management of Eni; (viii) to examine any complaint received by the Managing Director and the Administration Director concerning significant deficiencies in the design or operation of internal controls which could adversely affect Eni’s ability to record, process, summarize and report financial data and any material weaknesses in internal controls; and (ix) to examine any complaint received by the Managing Director and the Administration Director concerning any fraud that involves management or other employees who have a significant role in Eni’s internal controls.

The Board of Statutory Auditors has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, also through Eni structures.

The Board of Statutory Auditors is provided with appropriate funding to compensate any advisor it employs as well as to cover its ordinary administrative expenses.

The Board of Statutory Auditors has been selected to fulfill the role of the audit committee in the US audit committee as explained below in the section "Significant differences in corporate governance practices as per Section 303A.11 of the New York Stock Exchange Listed Company Manual".

Special Powers of the State

For a description of the special powers of the State, see "Item 10 – Memorandum and Articles of Association – Limitations on Voting and Shareholdings – Special Powers of the State" below.

Investor relations and information processing

In concert with the launch of its privatization process, Eni adopted a communication policy, confirmed by the Code of Conduct, aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive complete, transparent, selective and prompt information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly updated on Eni’s internet site. Investor and shareholder relations are handled by special Eni functions.

Relations with investors and financial analysts are held by the Investor Relations office. Information is available on Eni’s web site and can be requested to the investor.relations@eni.it mailbox.

Relations with the press are held by the Relations with the press unit.

Relations with shareholders are held by the Corporate Secretary office. Information is available on Eni’s web site and can be requested to the segreteriasocietaria.azionisti@eni.it mailbox and the toll-free number 800940924.

Information regarding period reports and major events/transactions is promptly released to the public, also through the internet site. A specific section of Eni’s site contains all press releases, procedures concerning corporate governance, presentations provided in meetings with the press and financial analysts, notices to shareholders and bond holders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Documents available to the public free of charge are mailed on request.

Eni is aware that financial information plays a crucial role in the functioning of capital markets and in the creation and maintenance of satisfying relationships between the company and its increasingly wide area of stakeholders. Eni is also aware that investors’ trust in listed companies is one of the essential elements for the functioning of global economy. Investors must be able to rely on the absolute moral integrity of persons responsible of key positions in companies and on their respect of corporate codes of conduct, procedures and rules. Eni’s commitment to provide investors and markets with truthful, complete, transparent, timely and selective financial information is confirmed by its Code of Conduct, that identifies the fundamental values for the deployment of its activities in the completeness and transparency of information, the formal and substantial legitimacy of behavior of its employees at any organizational level and the clarity and truthfulness of its accounting, in accordance with laws and regulations in force.

On December 18, 2002, Eni’s Board of Directors approved a "Procedure for the disclosure of information to the market concerning Group activities" published on Eni’s internet site. The procedure acknowledges Consob guidelines and the "Guidelines for information to the market" issued in June 2002 by the Ref Forum on company information, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events. It also contains sanctions applied in case of violation of its rules.

Eni’s Code of Conduct defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.

Internal dealing

In compliance with the provisions contained in the Rules of the markets organized and managed by Borsa Italiana SpA (the Italian Stock Exchange) and in Consob’s Resolution 13655 of July 9, 2002, as amended, on December 18, 2002 Eni’s Board of Directors has approved the Code of Conduct for Internal Dealing (published on Eni’s internet site) concerning transactions involving financial instruments issued by Eni SpA and its listed subsidiaries. This Code, in force from January 1, 2003, contains the provisions that govern public disclosure obligations and limitations regarding transactions involving financial instruments issued by Eni and by its listed subsidiaries executed on their own behalf by relevant persons. Relevant persons have been identified to be: (i) Board members and statutory auditors of Eni, the Magistrate of the Court of Accounts delegate inspector; and (ii) the managers directly reporting to the Chairman and the Managing Director of Eni and the managers directly reporting to the aforementioned first line of managers.

According to the Code, the market has to be informed at the end of each calendar quarter about the operations carried out by relevant persons if their amount in each calendar quarter exceeds euro 35,000 (the limit set by the Rules of the Italian Stock Exchange is euro 50,000), while the market has to be informed without delay of transactions if their amount exceeds 175,000 in each three-month calendar period (the limit set by the Rules of the Italian Stock Exchange is euro 250,000).

The stock options exercise in connection with stock option plans and the sale of shares acquired in connection with stock option and stock grant plans are to be taken into account with reference to the above mentioned limits.

The Code on Internal Dealing prohibits relevant persons from carrying out transactions on the financial instruments issued by Eni SpA and its listed subsidiaries in the fifteen working days preceding the meetings of the Board of Directors of Eni SpA convened to review the financial statements and the preliminary results as well as, if not announced in the previous cases, the meeting of the Board resolving on the dividend proposal to the Shareholders’ Meeting. This prohibition does not apply to the option exercise in connection with stock option and stock grant plans, provided that shares are not sold in said periods.

Significant differences in corporate governance practices as per Section 303A.11 of the New York Stock Exchange Listed Company Manual

Corporate governance standards followed by Italian listed companies are set forth in the Civil Code and in the Legislative Decree No. 58 of February 24, 1998, "Single text containing the provisions concerning financial intermediation" (Testo unico delle disposizioni in materia di intermediazione finanziaria, the "TUF"), as well as by the Self-discipline Code of listed companies (the "Code") issued by the Committee for corporate governance of listed companies. As discussed below, Italian corporate governance standards differ for certain aspects from NYSE standards.

The civil code and the TUF assign specific binding and irrevocable powers and responsibilities to company’s corporate bodies. The Code, based on this regulatory framework, provides recommendations on corporate governance intended to reflect generally accepted best practices. Although these recommendations are not binding, Borsa Italiana SpA requests listed companies to publish an Annual Report on corporate governance which contains, besides a general description of the corporate governance system adopted, also any recommendation that was not followed and the reasons for this choice. Eni adopted the self-discipline code.

Eni’s organizational structure follows the traditional Italian model of companies which provides for two main separate corporate bodies, the Board of Directors and the Board of Statutory Auditors to whom are respectively entrusted management and monitoring duties. This model differs from the US unitary model which provides for the Board of Directors as the sole corporate body responsible for management and, through an audit committee established within the same Board, for monitoring.

Below is a description of the most significant differences between corporate governance practices followed by US domestic companies under the NYSE standards and those followed by Eni.

Independent Directors

NYSE Standards Under NYSE standards listed US companies’ Boards must have a majority of independent directors. A director qualifies as independent when the Board affirmatively determines that such director has no certain material relationship (commercial, industrial, banking, consultancy, etc.) with the listed company (and its subsidiaries), either directly, or indirectly. In particular, a director is not deemed independent if he/she or an immediate family member has a certain specific relationship with the issuer, its auditors or companies that have material business relationships with the issuer (e.g. he/she is an employee of the issuer or a partner/employee of the auditor). In addition, a director cannot be considered independent in the three-year "cooling-off" period following the termination of any relationship that compromised a director’s independence.

Eni Standards In Italy, the Code recommends that the Board of Directors includes an adequate number of independent non-executive directors "in the sense that they: a) do not entertain, directly or indirectly or on behalf of third parties, nor have recently entertained business relationships with the company, its subsidiaries, the executive directors or the shareholder or group of shareholders who controls the company of a significance able to influence their autonomous judgement; b) neither own, directly or indirectly or on behalf of third parties, a quantity of shares enabling them to control the company or exercise a considerable influence over it nor participate in shareholders’ agreements to control the company; and c) are not immediate family members of executive directors of the company or of persons in the situations referred to in points a) and b)." The independence of directors is periodically reviewed by the Board of Directors keeping into account the information provided by the directors themselves. The Code also recommends that to evaluate independence "in the case of earlier business dealings, reference should be made to the previous financial year and for work relationships and functions of executive director, to the three preceding financial years."

The Code provides for a qualitative evaluation, that considers the whole of the relationships held, in order to check as the case may be if the existing relationships between the issuer and the director are such to impair the director’s independence.

In 2004, Eni’s Board of Directors judged that the Chairman and its non-executive members comply with the independence standards, as provided for by the Code.

Meetings of non executive directors

NYSE Standards Non-executive directors, including those who are not independent, must meet at regularly scheduled executive sessions without management. Besides, if the group of non-executive directors includes directors who are not independent, independent directors should meet separately at least once a year.

Eni Standards Neither Eni’s non-executive directors nor Eni’s independent directors must meet separately, under the Code’s corporate governance rules.

Audit Committee

NYSE Standards Listed US companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and that complies with the further provisions of the Sarbanes-Oxley Act and of Section 303A.07 of the NYSE Listed Company Manual.

Eni Standards In its meeting of March 22, 2005, Eni’s Board of Directors, making use of the exemption provided by Rule 10A-3 for non-US private issuers, has identified the Board of Statutory Auditors as the body that, starting from June 1, 2005, will be performing the functions required by the SEC rules and the Sarbanes-Oxley Act to be performed by the audit committees of non-US companies listed on the NYSE (see paragraph "Board of Statutory Auditors" earlier). Under Section 303A.07 of the NYSE listed Company Manual audit committees of US companies have further functions and responsibilities which are not mandatory for non-US private issuers and which therefore are not included in the list of functions shown in the paragraph referenced above.

Nominating/corporate governance committee

NYSE standards US listed companies must have a nominating/corporate governance committee (or equivalent body) composed entirely of independent directors that are entrusted, among others, with the responsibility to identify individuals qualified to become board members and to select or recommend director nominees for submission to the shareholders’ meeting, as well as to develop and recommend to the Board of Directors a set of corporate governance guidelines.

Eni Standards This provision is not applicable to non-US private issuers. The Code allows listed companies to have within the Board of Directors a committee for directors’ nominees proposals, above all when the Board of Directors detects difficulties in the shareholders submission of nominees proposals, as could happen in publicly-owned companies. Eni has not set up a nominating committee, considering the nature of its shareholding as well as the circumstance that, under Eni by-laws, directors are appointed by the Shareholders’ Meeting based on lists presented by shareholders or by the Board of Directors.

Employees

At December 31, 2004, Eni’s employees were 71,497 with a reduction of 5,024 employees (down 6.5% over 2003), of which 4,100 persons outside Italy and 924 persons in Italy.

Employees hired in Italy were 41,311 (57.8% of all Group employees), of these 38,725 were working in Italy, 2,382 outside Italy and 204 on board of vessels. As compared to 2003, the 924 unit decline in employees was due to the balance of persons leaving their job and new hirings (667) and to changes in consolidation (257).

The process of efficiency improvement and search for new skills and know-how continued in 2004 with the hiring of 1,993 persons, of which 1,267 with open-end contracts and 726 persons with a fixed-term contract, most of them with university qualifications (708 persons of which 424 are engineers) and 517 persons with a high school diploma. During the year 2,660 persons left their job at Eni, of these 2,007 had an open-ended contract and 653 a fixed-term contract.

Employees hired and working outside Italy at December 31, 2004 were 30,186 (42.2% of all Group employees), with a 4,100 persons reduction due to the divestment of Agip do Brasil (3,968 employees), the positive balance (120 persons with fixed-term contracts) at Saipem and Snamprogetti, and the negative balance of new hirings with open-end contracts and persons leaving their job in the rest of the Group (252 employees).

Employees at year end	2002	2003	2004

(units)
Exploration & Production	7,715	7,718	7,705
Gas & Power	13,317	12,982	12,843
Refining & Marketing	13,757	13,277	9,244
Petrochemicals	7,258	7,050	6,565
Oilfield Services Construction and Engineering	29,091	26,457	26,740
Other activities	6,360	5,705	4,983
Corporate and financial companies	3,157	3,332	3,437

	80,655	76,521	71,497

The table below sets forth Eni’s employees at December 31, 2002, 2003 and 2004 in Italy and outside Italy:

2002	2003	2004

(units)
Exploration & Production	Italy	4,617	4,555	4,539
	Outside Italy	3,098	3,163	3,166

		7,715	7,718	7,705

Gas & Power	Italy	10,852	10,302	10,216
	Outside Italy	2,465	2,680	2,627

		13,317	12,982	12,843

Refining & Marketing	Italy	7,332	6,882	6,879
	Outside Italy	6,425	6,395	2,345

		13,757	13,277	9,224

Petrochemicals	Italy	5,744	5,585	5,237
	Outside Italy	1,514	1,465	1,328

		7,258	7,050	6,565

Oilfield Services Construction and Engineering
Oilfield Services	Italy	2,255	2,423	2,493
	Outside Italy	22,770	18,910	19,139

		25,025	21,333	21,632

Engineering	Italy	3,433	3,544	3,637
	Outside Italy	633	1,580	1,471

		4,066	5,124	5,108

Other activities	Italy	6,347	5,692	4,959
	Outside Italy	13	13	24

		6,360	5,705	4,983

Corporate and financial companies	Italy	3,107	3,252	3,351
	Outside Italy	50	80	86

		3,157	3,332	3,437

Total	Italy	43,687	42,235	41,311
Total	Outside Italy	36,968	34,286	30,186

		80,655	76,251	71,497

of which senior managers		1,537	1,733	1,760

Share Ownership

At April 30, 2005, the total number of shares owned by the directors, statutory auditors and executive officers of Eni SpA as a Group was 380,965 equal to approximately 0.01% of Eni’s share capital outstanding at December 31, 2004. Eni issues only ordinary shares, each bearing one-vote right; therefore shares held by Eni SpA directors, statutory auditors and executive officers have no different voting rights.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of May 26, 2005, the Ministry of Economy and Finance, Cassa Depositi e Prestiti SpA, Gruppo Banca Intesa and Gruppo Sanpaolo IMI were the only persons known by Eni to own more than 2% of any class of Eni SpA’s voting securities. At such date, the total amount of Eni SpA’s voting securities owned by these shareholders was:

Title of Class	Number of Shares Owned	Percent of Class

Ministry of Economy and Finance	813,443,277	20.31%
Cassa Depositi e Prestiti	400,288,338	10.00%
Sanpaolo IMI	104,562,012	2.61%
Banca Intesa	85,764,957	2.14%

The Ministry of Economy and Finance, in agreement with the Ministry of Productive Activities, retains certain special powers over Eni. See "Item 10. Additional Information – Memorandum and Articles of Association – Limitations on Voting and Shareholdings – Special Powers of the State". For a discussion of Eni share buy-back program see "Item 16E – Purchases of equity securities by the issuer and affiliated purchasers". As of June 10, 2005 there were 15,700,024 ADRs, each representing five Eni ordinary shares, outstanding on the New York Stock Exchange, corresponding to 1.96% of Eni’s share capital. See "Item 9".

Related Party Transactions

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates, as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties are described in Note 26 to the Financial Statements.

Item 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 – Financial Statements.

Disclosure of Legal Proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk reserves, Eni believes that the foregoing will not have a material adverse effect on Eni’s consolidated financial statements.

The following is a description of the most significant proceedings currently pending; unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision is not reasonably quantifiable.

Environment

Eni SpA

In 1997, Grifil SpA summoned AgipPetroli SpA (merged into Eni SpA in 2002) before the Court of La Spezia. Grifil requested payment for the remediation of a polluted land parcel part of the La Spezia refinery (which was closed in 1985), sold to it in 1996 by Italiana Petroli SpA and later merged into AgipPetroli SpA. The claims for these damages amount to euro 103 million. At the end of 2002 Grifil and AgipPetroli reached an agreement under the terms of which AgipPetroli had to pay half of the clean-up costs, the total amount of which was set by an independent appraisal at euro 19 million, with AgipPetroli’s share corresponding to a maximum of euro 9.5 million, Grifil in turn had the obligation to remediate the polluted soil and to renounce any claims against Eni. Grifil did not fulfill its obligations to remediate the polluted soil; however, maintaining the possibility of precautionary requests and claims against Grifil, Eni decided to remediate the polluted soil with the assistance of a company interested in developing the parcel of land. The first action promoted by Grifil before the Court of La Spezia is still pending. On January 7, 2004 the Municipality of La Spezia put Eni in possession of the area and from that date Eni started remediation works paying the relevant costs on its own. Eni requested the conservative seizure of Grifil’s land parcel, up to a maximum value of euro 19 million. With two administrative measures, on December 2, 2003 and January 13, 2004 respectively, the Court of Genova declared the right of Eni legitimate, based on the sale contract stipulated between Italiana Petroli and Grifil, to claim the payment of all clean-up expenses that Eni will incur as Grifil did not fulfil its obligation. The judge closed the inquiry phase and stated that the judgment can be brought to an end. The final decision is expected for July 2005. As for the value attributable to the conservative seizure of Grifil’s land parcel (up to a value of euro 19 million), the Court requested Eni to file the contracts for the remediation work with the court, in which the amounts paid are recognized. The contract with an international company specializing in remediation was signed on April 15, 2004 and immediately presented to the Court. In order to preserve Grifil’s asset as a way to recover its credit versus Grifil, Eni, which is paying for the remediation works, also filed an ordinary revocation of title, so that, while waiting for the Court’s ruling, Grifil will not be able to sell the land parcel to third parties. Recently, this international company specializing in remediation has updated the cost to be incurred for the remediation of this land parcel on the basis of new information regarding the level of soil pollution. This new estimate amounts to euro 45 million, for which a relevant charge has been accrued to the risk reserve.

In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni's Gela refinery. In November 2002, "Italia Nostra" and the association "Amici della Terra" filed civil claims related to this proceeding and requested the payment of damage claims for a total of euro 15,050 million. In July 2003, the relevant Court decided for the transmission of the inquiries to the public prosecutor, recognizing a violation of Article 440 of the penal code (water and food substances corruption). The preliminary hearing was carried out on May 24, 2005. The next hearing is scheduled on October 18, 2005.

In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from the refinery of Gela, which are purported to have had negative effects on the health of a number of citizens of Gela, and on a lack of declaration of such emissions in violation of Presidential Decree No. 203 of 1988. The investigation ended with an action for events occurred from 1997. The Municipality of Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damages for a total of euro 878 million. The judgment of first degree before the Court of Gela is pending.

In 2002, the public prosecutor of Gela started an investigation in order to ascertain alleged pollution caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. An inquiry phase was closed on July 2, 2003. Some local public entities, environmental NGOs and landowners will act as injured party. On January 17, 2005, a second inquiry phase commenced in 2003 to ascertain which sort of emissions had eventually produced the alleged pollution caused by the refinery of Gela, was completed.

In March 2002, the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo for intentional pollution of water used for human consumption and requested a technical opinion, not yet concluded, to ascertain alleged infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area. The proceeding is still in the preliminary investigation phase. In consideration of the complexity of the investigation, a qualified company has been given the task to verify the cause, the origin and the extension of the infiltration. For protective purposes, actions have been taken to: (i) create safety measures and clean-up all of the polluted area; (ii) reallocate wells for drinking water in an area farther from and higher than the industrial site; and (iii) install a purification system for drinkable water. With a decision of June 1, 2004 the seizure was lifted on the storage tanks that had been seized on April 17, 2003, except for five storage tanks that are still under seizure.

In June 2002, in connection with a fire in the refinery of Gela, a penal investigation began concerning arson, environmental crimes and crimes against natural heritage. On May 12, 2004 the first hearing was held for an immediate decision. The proceeding is pending.

In 2002, the public prosecutor of Gela started a penal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. On October 27, 2003 the prosecutor asked to ascertain the state of the refinery’s storage tanks and the presence of infiltrations of refinery products into the deep water-bearing stratum, due to a breakage in some tanks. The investigation concerns the environmental rules about the pollution of water and soil and illegal disposal of liquid and solid waste materials. With a decision of November 3, 2003, the Court for preliminary investigation, in agreement with a request of the public prosecutor of Gela, had already ordered the preventive seizure of 92 storage tanks. The decree stopped activity at the refinery of Gela in November 17, 2003 following the inquiry phase and many investigations, inspections and analyses were made by experts appointed by the judge for the preliminary investigation. These experts declared there had been no reasonable loss of products from storage tanks. Thereafter, 42 storage tanks were reopened and this allowed activity at the facility to restart of the on January 19, 2004. Following this, another 38 tanks were reopened, 12 remained under seizure at December 31, 2004.

In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration, on May 21, 2004, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Dosso degli Angeli, Angela/Angelina – Ravenna Mare Sud fields and the related wells and platforms. On June 10, 2004 the Court responded to the claim filed by Eni and lifted the seizure of the Angela/Angelina – Ravenna Mare Sud fields and related wells and platforms. On March 10, 2005, the Supreme Court confirmed the decision of the Court of Rovigo lifting the seizure on Eni’s fields, thus rejecting the appeal presented by the Public Prosecutor. On February 5, 2003, a seizure had already been applied to the Naomi/Pandora platform, the Naomi 4 Dir, Naomi 2 Dir and 3 Dir – Pandora 2 Dir wells, and the underwater pipeline for the transportation of gas to the Casalborsetti facility. Eni believes it has always acted in full compliance with existing laws under the required authorizations. Taking account of the observations of the consultants of the Court of Rovigo on which the Public Prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, chaired by Prof. Enzo Boschi, professor of seismology at the Università degli Studi di Bologna and chairman of the Istituto nazionale di geofisica e vulcanologia, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and the effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. The commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil.

EniPower SpA

In autumn 2004, the Public Prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo. Samples of the soil taken from Loreo and from EniPower’s site in Mantova are currently being examined.

Polimeri Europa SpA

In 2002, the public prosecutor of Gela started a criminal action in order to ascertain alleged illegally discharge of effluents produced by the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. In January 2005, the Court for preliminary investigation, on the basis of the request of the public prosecutor, resolved to close this proceeding against all the defendants.

Before the Court of Gela two criminal actions took place, one in relation to the activity of the F3001 furnace and the other concerning the ACN plant (disposal of FOK residue). In both cases the accused were found guilty. For the proceeding concerning the F3001 furnace the sentence was passed to the civil court for the quantification of the damage to be paid to the Caltanissetta Province. Eni appealed the Court’s decision.

Syndial SpA (former EniChem SpA)

In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, to require environmental remediation for the alleged pollution caused by the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, require them to pay environmental damages. The amount is going to be determined during the proceeding, but it will not be lower than euro 136 million, or determined by the judge as compensatory liquidation. EniChem acquired the Mantova plant in June 1989, as part of the Enimont deal. Edison SpA must hold Eni harmless or pay compensatory damage for any damage caused to third parties by plant operations before Montedison’s sale, even if the damage occurred later.

In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting therefrom. On November 2, 2001 the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney on behalf of the Ministry of Environment and the Council of Ministers, 5 public entities, 12 associations and other entities and 48 individual persons. On December 15, 2004 the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants of Eni and Syndial, the Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. All plaintiffs appealed this decision before the court of final instance. Eni recorded a provision to the risk reserve for this legal proceeding.

In 2000, the Public Prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation phase, the Public Prosecutor asked the dismissal of the case in respect of the employees and the managers of EniChem. The judge for preliminary investigation has not yet given his opinion. The relevant hearing is set for September 23, 2005.

On December 18, 2002, EniChem SpA, jointly with Ambiente SpA and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the province of Venice. The province requested compensation for environmental damages, not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous proceedings against employees and managers. In a related action, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente. The requests for damage of the Province of Venice and that of EVC Italia to EniChem and Ambiente have not been quantified. In 2004, the proceedings continued with both parties presenting memoranda; the next hearing is set on December 9, 2005.

On January 16, 2003, the Court of Siracusa issued personal cautionary measures against some employees of EniChem SpA and Polimeri Europa SpA. They are accused of illicit management relating to the production, disposal and treatment of liquid and solid waste materials and of obtaining illicit income. Polimeri Europa and EniChem, as injured parties, named their defense attorneys. The collection of evidence effected before the hearing starts in Court has been concluded and preliminary investigations have ended with the confirmation of accusations.

Press reports have suggested that the Public Prosecutor of Siracusa has started preliminary investigations on alleged malformations related to the ingestion of mercury contaminated sea food.

On April 14, 2003, the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for about euro 129 million and to financial and non-financial damages for euro 250 million (plus interest and compensation) allegedly caused by Pertusola Sud SpA (merged into EniChem) in the area of Crotone. On June 6, 2003, EniChem appeared before the court and requested the rejection of the damages and, as counterclaim, the payment of the total costs for the remediation works already underway. The relevant hearing is set on July 5, 2005 in order to allow parties to submit memoranda. The Province of Crotone entered the proceeding, claiming environmental damages for euro 300 million. Syndial was notified on October 21, 2004 of the request of the Calabria Region to appear before the Court of Milan in order to obtain a preliminary damage payment, in anticipation of the expiration of the special office for managing emergency events in Calabria. The Region requested payments for over euro 800 million. The first hearing is set on July 5, 2005.

In March 2004, Sitindustrie SpA, which in 1996 purchased a plant in Paderno Dugnano from Enirisorse (now merged into Syndial SpA), summoned Syndial SpA before the Court of Milan, requesting to establish the responsibility of Syndial SpA in the alleged pollution of soils around the plant and to require it to pay environmental damages necessary for remediation. Syndial opposed the claim based on an absence of the right of action of the plaintiff. The judge has not yet decided on Syndial's opposition.

In October 2004, Sitindustrie SpA started an analogous proceeding against Syndial concerning the plant for the manufacture of products in copper and copper alloy at Pieve Vergonte. The relevant hearing is set on November 10, 2005; parties are allowed to submit memoranda prior to the hearing.

In May 2003, the Minister of the Environment summoned Syndial SpA before the Court of Turin and requested environmental damages for euro 2,396 million in relation to alleged DDT pollution in the Lake Maggiore caused by the Pieve Vergonte plant. On September 23, 2004 the judge summoned the parties and defined the date for the submission of memoranda. At the hearing of March 25, 2005 the judge acquired the memoranda of both parties; the decision is still pending.

The municipality of Carrara started an action at the Court of Genova requesting to Syndial SpA the remediation and reestablishment of the previous environmental conditions at the Avenza site and the payment of environmental damage. This request is related to an accident occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, had carried out safety and remediation works. The Ministry of the Environment joined the action and requested the environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 78.5 million – to be broken down among the various companies that managed the plant in the past. Previous managers include Syndial, called into the action as a guarantor, Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA. A technical survey requested by the Court is underway in order to ascertain the actual environmental damage to the site.

Tax Proceedings

Eni SpA

With a decree dated December 6, 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) will substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation has been requested from the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date. The period of foreclosure for the formal assessment of the payment is up until five years, so it is possible that payment will be requested until December 31, 2006.

During 2003, the Customs District of Taranto sent 147 formal assessments and amendments to bills of entry for finished products and goods and semi finished products produced by Eni's Taranto refinery in 2000, 2001 and 2002 to Eni SpA, as the successor entity of AgipPetroli SpA following its merger into Eni. The notification regards about euro 24 million of customs duties not paid by the company because the imported products were not yet finished goods, but were destined to processing, for which ordinary customs tariffs allow exemption. The formal assessment does not contain the determination of any administrative penalties provided for by customs rules. The penalty can be from one to ten times the amount of taxes not paid. The notification is based on the fact that the company does not have the administrative authorization to utilize the customs exemption. The company, believing it acted properly pursuant to Circular 20/D/2003, started a proceeding for an administrative resolution, according to the customs rules. The company asked the Regional Director of Customs of Puglia for the annulment of the received assessments as a measure of self-protection. With a decision of November 26, 2004 the Regional Director accepted Eni’s appeal and ended the litigation by cancelling the 147 formal assessments.

On March 12, 2004, the Comando Nucleo Regionale Polizia Tributaria of Puglia notified a verbal action of observation to the company. In this action there is an alleged offense of smuggling and falsification of accounts for the same imports, already subjected to the previous assessments of the Customs District of Taranto and other occurrences between January 1999 and February 2003. The verbal action made by a Fiscal Officer, sent to the Public Prosecutor in the Court of Taranto, reclaims the omitted payment of customs for about euro 26 million. For the offense of smuggling, there is a penalty from two to ten times the amount of tax not paid. The notification is based on the same lack of administrative authorization, already contested by the Customs District of Taranto, that was concluded in favor of Eni by the Regional Director.

Agip Karachaganak BV

In July 2004, relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of dollar 43 million, net to Eni, and the anticipated offsetting of VAT credits for dollar 140 million, net to Eni, as well as the payment of interest and penalties for a total of dollar 128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to dollar 22 million net to Eni; meetings are underway for finding an agreement on residual matters. Eni recorded a provision to the risk reserve for this matter.

Snam Rete Gas SpA

With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, for the 2002-2003 thermal year with Decision No. 146/2002 and for the 2003-2004 thermal year with Decision No. 71/2003, the Authority for Electricity and Gas published two sets of tariffs: one, in force, that does not take into account the tax, and the second one including it, that will be automatically applied with retroactive effect should the tax be judged legitimate. On September 10, 2002, Snam Rete Gas filed a claim with the Regional Administrative Court of Lombardia requesting the immediate application of tariffs including the tax. With the ruling of December 20, 2002, the Court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totaled euro 86.1 million. In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be in contrast with European rules and with the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission initially requested the Italian Government to present its observations about the argument and later with its opinion presented on July 7, 2004 it formally requested Italy to cancel the tax. The Italian Government must conform within two months from the reception of the opinion. As it did not conform, on December 20, 2004 the European Commission passed the case to the Court of Justice requesting a ruling. With a decision dated January 5, 2004, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is in contrast with European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million, already paid in April 2002, to the Sicilia Region. On May 4, 2004, the Sicilia Region repaid the first installment. On April 2, 2004 the Sicilia Region presented recourse to the Regional Tax Commission at Palermo, which, on January 5, 2005 rejected this appeal and confirmed the illegitimacy of the tax, condemning the Region to repay the amounts paid and interest accrued to Snam Rete Gas. On April 15, 2005 the Sicilia Region presented recourse to the Regional Tax Commission at Palermo. On November 3, 2003, the Sicilia Region, following the procedure presented by Snam Rete Gas concerning the yearly liquidation of the tax for 2002, requested liquidation of tax, fines and interest (euro 14.2 million) relating to the unpaid December 2002 installment. On December 30, 2003 Snam Rete Gas filed a claim with request of suspension of payment as a result of the liquidation notice received from the Sicilia Region with the Provincial Tax Commission of Palermo, that, on June 25, 2004 accepted Snam Rete Gas’s claim and decided the cancellation of the liquidation notice served by the Sicilia Region. On September 13, 2004 the Sicilia Region appealed this decision with the Regional Tax Commission at Palermo, which, on March 7, 2005 rejected this appeal and confirmed the illegitimacy of the tax. In any case Snam Rete Gas will not have to pay the tax: if the tax is considered illegitimate in other Courts of law, the company will have the right to the restitution of the money. If, to the contrary, the tax is considered legitimated by the other Courts, the Authority for Electricity and Gas will include the tax (Decision No. 146/2002 and No. 71/2003) in tariff with automatic and retroactive effects.

Other judicial or arbitration proceedings

Syndial SpA (former EniChem SpA) - Serfactoring SpA

In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA (in liquidation), that has been merged into EniChem SpA (now Syndial SpA)). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment at the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004: the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed against this partial decision, requesting in particular the annulment of the first step judgement, the reimbursement of the euro 180 million amount from Serfactoring along with the rejection of all its claims and the payment of all expense of the proceeding. The appeal pending will be discussed in a hearing set for March 16, 2007. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura, decided on May 18, 2005 to suspend this determination until the publication of the decision of the Court of Appeals, in accordance with Article 295 of the Code of civil procedure.

Syndial SpA (former EniChem SpA)

In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested payment of compensatory damages for approximately euro 46 million, of which euro 3 million are compensatory damages and euro 43 million are for loss of profits. During 2004 the preliminary inquiry was completed. Conclusions were filed by the parties on the relevant hearing of May 26, 2005. The procedure is due for a decision.

Snamprogetti SpA

In December 2002, Snamprogetti SpA made a request for an arbitration proceeding against Fertilizantes Nitrogenados de Venezuela – Fertinitro CEC – to the International Chamber of Commerce of Paris. In December 2004, Fertinitro and Snamprogetti reached an agreement that provides for: (i) the acceptance of the plant in Jose, Venezuela, and in return, the Stand-by Letter of Credit it provided to Fertinitro; (ii) the recovery of the Stand-By Letter of Credit; (iii) a settlement between the parties for the payables related to the awarding of licenses from Snamprogetti and a dollar 6.5 million compensation to be paid to Fertinitro; and (iv) the decision of both parties to supersede all requests/claims made to the arbitration court. In December 2004 Snamprogetti executed the agreement.

Antitrust, EU Proceedings, actions of the Authority for Electricity and Gas and of other regulatory Authorities

Eni SpA

In March 1999, the Antitrust Authority concluded its investigation started in 1997; and (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/CE, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The decision on this dispute is still pending.

With a decision of December 9, 2004, the Italian Antitrust Authority started an inquiry on the distribution of jet fuel against six Italian companies, including Eni and some of its subsidiaries, that store and load jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged limitations to competition as oil companies would agree to divide among themselves the supplies to airlines. The date set for the closing of the inquiry March 31, 2006.

Detailed information on the investigations by the Antitrust Authority (BluGas, closed in October 2004 and TTPC, started in February 2005) is included in the "Operating Review – Gas & Power segment – Regulatory Framework", which is considered an integral part of these Notes.

On April 28, 2005, an inquiry was started, ordered by the Commission of the European Communities on April 18, concerning the alleged participation of Eni and its subsidiaries in actions intended to restrict competition in the sector of paraffin. The alleged illicit behavior would have taken the form of: (i) determination of prices and their increase; (ii) subdivision of market shares; and (iii) exchange of trade secrets, such as production capacity and sales volumes. Eni may appeal against this decision with the Court of first instance of the European Communities.

The U.S. Department of Justice – Antitrust Division on April 25, 2005 notified a subpoena to Eni Petroleum Co Inc, a wholly owned Eni subsidiary, in its Houston headquarters requesting the company to provide information and documents on waxes activity and setting a hearing for June 20, 2005.

GNL Italia SpA

With Decision No. 16/2004 published on February 16, 2004, the Italian Authority for Electricity and Gas initiated a formal investigation of GNL Italia SpA concerning the refusal to Gas Natural Vendita Italia SpA to access on an annual basis the regasification service at Eni’s Panigaglia terminal for volumes amounting to about 220 million cubic meters of natural gas.

On November 19, 2003 GNL Italia informed the Authority for Electricity and Gas, in accordance with Article 24 paragraph 3 of Legislative Decree No. 164/2000, of the request for regasification services on a continuous basis from Gas Natural Vendita Italia for about 220 million cubic meters of natural gas. GNL Italia offered only spot capacity as the whole regasification capacity had been conferred to Eni SpA under a contract signed on January 29, 2002 and filed with the same Authority for Electricity and Gas, and approved with Decision No. 38/2002. With Decision No. 120 of July 22, 2004 the Authority for Electricity and Gas ordered GNL Italia to provide continuous capacity to Gas Natural Vendita and initiated a formal investigation aimed at requesting a fine under Article 2, paragraph 20, letter c of Law No. 481/1995 in violation of Articles 14 and 15 of Decisions No. 120/2001 and 38/2002 of the Authority for Electricity and Gas. In order to execute the requirements of Decision No. 120/2004, GNL Italia: (i) obtained by Eni a change in its contract planning of discharges of ships in order to allow Gas Natural Vendita Italia to access the regasification services in August and September with one discharge a month; and (ii) assigned capacity to Gas Natural Vendita Italia and entered a regasification contract with Gas Natural Vendita Italia that provide for a discharge per month in the months of August and September 2004. On November 19, 2004 Eni filed a claim against this decision with the Regional Administrative Court of Lombardia. This claim, concerning in particular the Authority for Electricity and Gas’s decisions on access to regasification services at the Panigaglia terminal is still pending. With Decision No. 2 of January 12, 2005 the Authority for Electricity and Gas fined GNL Italia euro 50,000 that the company paid on February 21, 2005.

Polimeri Europa SpA and Syndial SpA

In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. The first product under scrutiny was EP(D)M: the European Commission submitted to inspection the manufacturing companies of that product, among which Polimeri Europa SpA and Syndial and requested information to those two companies and to their controlling company, Eni SpA. After the inquiries the Commission decided to open a procedure for violation of competition laws and notified Eni, Polimeri Europa and Syndial to that effect on March 8, 2005. Syndial filed memoranda. EP(D)M manufacture is also under scrutiny in the United States, where the Department of Justice of San Francisco requested information and documents to Polimeri Europa Americas Inc, a U.S. subsidiary of Polimeri Europa and to its deputy chairman and sales manager. Class actions were filed claiming damages in relation to the alleged violation. The investigation was also extended to the following products: NBR, CR, BR, SSBR and SBR. The European Commission started an investigation regarding BR, SBR, SSBR. On January 26, 2005 the Commission dropped the charges in relation to SSBR, while it decided to open a procedure for BR and SBR. NBR and CR are under scrutiny in Europe and the USA, where class actions have been started. With regard to CR, Syndial entered into a plea agreement with the Department of Justice pursuant to which Syndial would agree to pay a fine of US dollar 9 million, while the Department of Justice would agree that it will not bring further criminal charges against Syndial or against its affiliate companies. A court hearing has been scheduled for June 27, 2005 for the approval of the plea agreement and sentencing. Eni recorded a provision for this matter. The European Commission requested Eni, Polimeri Europa and Syndial to provide information about CR.

Stoccaggi Gas Italia SpA

With Decision No. 26 of February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority for Electricity and Gas repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both Authority for Electricity and Gas decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated September 29, 2003, that Court rejected the appeal presented by Stogit. On February 3, 2004, Stogit filed an appeal to the Council of State against the sentence of first instance.

Distribuidora de Gas Cuyana SA

The agency entrusted with the regulations for the natural gas market in Argentina ("Enargas") started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company has applied improperly calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. On April 27, 2004, Distribuidora de Gas Cuyana presented a defense memorandum to Enargas, without prejudice to any possible appeal. At this date it is not possible to quantify any negative effects deriving from this action, given its very early phase.

Settled Legal Proceedings

Eni SpA

Agip SpA (merged into Eni SpA in 1997) received four formal assessments from the Italian tax authorities that claimed that its income in 1989, 1990, 1991 and 1992 had been understated for income tax purposes. These assessments concern an alleged global understated amount of euro 196 million, determined by marking downward and upward adjustments to the prices of certain petroleum products that Agip sold to or bought from other Eni companies. All these assessments were judged as unfounded and, therefore, annulled by the Provincial Tax Commission of Milan. The appeals of the tax authorities were rejected by the Regional Tax Commission of Milan or were given up by the Italian tax authorities. The decision of the appeal proceedings, because of the termination of the appeals or because of the decision of the tax authorities not to continue, must be considered final without expense for the company. With a decision dated May 7, 2001 the Provincial Tax Commission of Milan revoked the formal assessment against Agip SpA concerning income understatement for 1994, for an improper use of loss carryforwards relating to the year 1992. The Italian tax authorities appealed the decision to the Regional Tax Commission, which reviewed the case on May 19, 2004. During the discussion the tax authorities, considering the outcome favorable to Eni of the 1992 assessment, acknowledged the proper behavior of Agip. The Regional Tax Commission of Milan with a decision deposited on June 14, 2004 rejected the appeal of tax authorities.

Snamprogetti SpA

In December 2002, Snamprogetti SpA made a request for an arbitration proceeding against Fertilizantes Nitrogenados de Venezuela – Fertinitro CEC – to the International Chamber of Commerce of Paris. In December 2004, Fertinitro and Snamprogetti reached an agreement that provides for: (i) the acceptance by the client of the plant in Jose, Venezuela, and in return, the Stand-by Letter of Credit it provided to Fertinitro; (ii) the recovery of the Stand-By Letter of Credit; (iii) a settlement between the parties for the payables related to the awarding of licenses from Snamprogetti and a dollar 6.5 million compensation to be paid to Fertinitro; and (iv) the decision of both parties to supersede all requests/claims made to the arbitration court. In December 2004 Snamprogetti executed the agreement.

Court inquiries

The Milan Public Prosecutor is inquiring on contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. The media have provided wide coverage of these inquiries. It emerged that illicit payments have been made by EniPower suppliers to a manager of EniPower who has been immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the situation mentioned above and approved the creation by Eni’s CEO of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to fully cooperate in every respect with the Court. From the inquiries performed, that have not yet covered all relationships with contractors and suppliers, no default in the organization and internal controls emerged. For some specific aspects inquiries have been performed by external experts. In accordance with its transparency and firmness guidelines, Eni will take the necessary steps for acting as plaintiff in the expected legal action in order to recover any damage that might derive to Eni by the illicit behavior of its suppliers and of their and Eni’s employees.

Within an unrelated investigation on two Eni managers, the Public Prosecutor of Rome on March 10, 2005 notified Eni of the seizure of papers concerning Eni’s relations with two oil product trading companies.

TSKJ Consortium - SEC Investigations

In June 2004, the U.S. Securities and Exchange Commission notified Eni a request of voluntary assistance, which Eni promptly carried out, in order to obtain information regarding the TSKJ consortium in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. The TSKJ consortium is formed by Snamprogetti (Eni 100%) with a 25% interest and, for the remaining part, by subsidiaries of Halliburton/KBR, Technip and JGC. The investigations of the Commission concern alleged improper payments made to certain public officials from the TSKJ consortium. Snamprogetti started an internal inquiry on the matter. Other Authorities are currently investigating this matter. Eni and Snamprogetti are currently providing information to, and otherwise working with, the Commission and other Authorities.

Dividends

Eni’s dividend policy in future periods, and the amount of future dividends, will depend upon a number of factors including, but not limited to, Eni’s capital expenditure and development plans, level of profitability and leverage25 and the "Risk Factors" set out in Item 3. Eni SpA’s net income and, therefore, the amounts available for payment of dividends therefrom will also depend on the level of dividends received from Eni’s subsidiaries. However, subject to such factors, the Board of Directors expects to recommend to future meetings of shareholders to maintain the dividend level set in year 2004 (euro 0.90 per share) in the next four-year plan. The euro 0.90 dividend per share proposed by Eni’s Board of Directors for fiscal year 2004 represents an increase of 20% with respect to the dividend for fiscal year 2003 (euro 0.75 per share); the ratio of aggregate dividends payments to consolidated net income (pay-out) for year 2004 is approximately 47%. This dividend proposal was approved by the general shareholders’ meeting on May 27, 2005. In 2005, management also plans to start paying dividends on a six-month basis. This circumstance will not alter the overall amount of dividends paid for each fiscal year to shareholders.

Significant Changes

See "Item 5 – Recent Developments" for a discussion of Eni’s results of operations in the first quarter of 2005 and other material developments that occurred after December 31, 2004.

Item 9. THE OFFER AND THE LISTING

Offer and Listing Details

The ordinary shares of Eni SpA, nominal value euro 1.00 each (the "Shares"), are traded on the Blue Chip segment of the Mercato Telematico Azionario or MTA ("Telematico"), the Italian screen-based dealer market, which is the principal trading market for shares in Italy. The Blue Chip segment of Telematico includes shares of the companies whose market capitalization amounts to more than euro 800 million. American Depositary Shares ("ADSs"), each representing five shares, are listed on the New York Stock Exchange.

The table below sets forth the reported high and low reference prices of Shares on Telematico and of ADSs on the New York Stock Exchange, respectively. See "Item 3 – Key Information – Exchange Rates" regarding applicable exchange rates during the periods indicated below.

Telematico	New York Stock Exchange

High	Low	High	Low

(euro per Share)	(US$ per ADS)
2000	14.496	9.536	64.875	46.5625
2001	15.598	11.564	69.700	52.500
2002	17.145	12.938	82.110	60.900
2003	15.746	11.881	94.980	66.150
2004	18.748	14.723	126.450	92.350

2003
First quarter	15.746	11.881	82.080	66.150
Second quarter	14.284	12.490	84.850	68.100
Third quarter	14.104	12.819	78.860	73.130
Fourth quarter	15.163	13.423	94.980	78.540

2004
First quarter	16.640	14.723	101.340	92.350
Second quarter	17.980	16.319	108.410	97.310
Third quarter	18.584	16.272	114.510	99.020
Fourth quarter	18.748	17.651	126.450	110.610

2005
First quarter	20.480	17.930	135.720	118.500
January 2005	18.720	17.930	122.760	118.500
February 2005	19.691	18.680	131.000	121.290
March 2005	20.480	19.744	135.720	127.810
April 2005	20.800	19.270	133.280	124.430
May 2005	20.930	19.330	131.490	122.510
June 2005 (through June 10, 2005)	21.560	21.150	131.860	129.270

Source: Reuters.

Morgan Guaranty Trust Company of New York (the "Depositary") functions as Eni’s depositary bank issuing American Depositary Receipts ("ADRs") pursuant to the Deposit Agreement among Eni, the depositary and the beneficial owners ("Beneficial Owners") and registered holders from time to time of ADRs issued thereunder.

At June 10, 2005 there were 15,700,024 ADRs outstanding, representing 78,500,120 shares, or 1.96% of all Eni's shares outstanding, held by 49 holders of record (including The Depository Trust Company) in the United States of America, 47 of which are US residents. Since certain of such ADRs are held by nominees, the number of holders may not be representative of the number of Beneficial Owners in the United States or elsewhere.

The Shares are included in the S&P/MIB, the new primary Italian stock exchange index that measures the performance of the 40 leading companies in leading industries listed on Telematico and Nuovo Mercato. The constituents of the S&P/MIB are selected according to the following criteria: sectorial representation, market capitalization of free-float shares and liquidity. Since September 20, 2004 S&P/MIB is the principal indicator used to track the performance of the Italian stock market, and is the basis for the FIB future contracts, as well as the MIBO option contracts traded in the Italian Derivatives Market ("IDEM") managed by Borsa Italiana SpA ("Borsa Italiana"). The Shares are the largest component of the S&P/MIB, with a weighting of approximately 18.7%, as established by Standard & Poor’s and Borsa Italiana after reviewing the composition of the S&P/MIB on May 20, 2005. In addition, future and option contracts on the Shares are traded on IDEM. IDEM facilitates the trading of future and option contracts on index and shares issued by companies that meet certain required capitalization and liquidity thresholds.

Since January 14, 2002 the rule on the minimum lot of shares for transactions on the Telematico has been eliminated. Outside Telematico, block trading is permitted for orders that meet certain minimum size requirements and must be notified to Consob and Borsa Italiana. Starting from May 15, 2000 the Shares have been also trading on a special market, named After Hours trading market or TAH ("After Hours"), after the closure of the day time of Telematico under special rules. Since March 28, 2000, a three-day rolling cash settlement has been applied to all trades of equity securities in Italy, instead of the previous five-day settlement.

Markets

Telematico is organized and administered by Borsa Italiana subject to the supervision and control of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange or "Consob"), the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of the dealings and protect investors. Borsa Italiana is a joint stock company (Società per Azioni) that was established to manage the Italian regulated financial markets (including Telematico) as part of the implementation in Italy of the EU Investment Services Directive. Borsa Italiana has issued rules governing the organization and the administration of the markets it regulates, which are Telematico (shares, convertible bonds, pre-emptive rights, warrants, ETFs and Funds), Nuovo Mercato (high growth companies), After Hours, Mercato Expandi (small companies), IDEM (index and stock derivatives market), SeDeX (covered warrants and certificates), MOT and Euro MOT (bond markets), as well as the admission to listing on and trading on these markets.

If the opening price of a security (established each trading day prior to the commencement of trading based on bids received) differs by more than 10% (or such other amount established by Borsa Italiana) from the previous day’s reference price, trading in that security will not be permitted until Borsa Italiana authorizes the trading. The reference price is calculated for each security as a weighted average of the last 10% of volumes traded in a single day. If in the course of a trading day the price of a security fluctuates by more than 5% from the last reported sale price (or 10% from the opening price), trading in that security will be automatically suspended for a certain period of time. In the event of such a suspension, effect is not given to trades agreed but not confirmed before the suspension.

Effective July 1, 1998, the Italian financial markets are primarily regulated by Legislative Decree No. 58 of February 24, 1998 ("Decree No. 58"), which consolidated the previous regulation primarily by restating the provisions of Legislative Decree No. 415 of July 23, 1996.

Decree No. 58 provides that trading of equity securities, as well as any other investment services, may now be carried out on behalf of the public by società di intermediazione mobiliare (securities dealing firms or "SIMs"), which are authorized intermediaries, authorized banks and certain types of finance companies. In addition, banks and investment firms organized in a member nation of the EU are permitted to operate in Italy provided that the intent of the bank or investment firm to operate in Italy is communicated to Consob and the Bank of Italy by the competent authority of the member state. Pursuant to Decree No. 58 the Bank of Italy, in agreement with Consob, is responsible for regulating clearance and settlement. Non-EU banks and non-EU investment firms may operate in Italy subject to the specific authorization of Consob and the Bank of Italy.

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The full text of the memorandum and articles of association of Eni is attached as an exhibit to this annual report.

Eni is incorporated under the name "Eni SpA" resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953. The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapors, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilization and trade of hydrocarbons and natural vapors, all in compliance with concessions required by law.

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

For a complete description of the powers of the Board, the Managing Director and the Chairman, appointments, role of the Board and rules and procedures of the meetings of the Board see "Item 6 – Board Practices".

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

The by-laws provide that no person, in any capacity, may own shares amounting to more than 3% of Eni SpA’s voting share capital. Such maximum limit is calculated taking into account the aggregate shareholding of a controlling entity, whether an individual or a legal entity (each a "person"); its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities, as well as relatives within the second degree by blood or marriage (except for a legally separated spouse). Affiliation exists as set forth in applicable Italian legislation, as well as between entities that, directly or indirectly, through controlled entities (other than those managing investment funds) are bound, even with third parties, by agreements relating to the exercise of voting rights or the transfer of shares or interests in third-party companies or other agreements relating to third-party companies as specified by applicable Italian legislation if such agreements relate to at least 10% of the voting share capital of a listed company or 20% of the voting share capital of a non-listed company. For purposes of calculating the 3% limit, shares held through a fiduciary nominee or intermediary are taken into account.

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

Under the provisions of Law No. 602 of November 27, 1996, the 3% limit does not apply to shareholdings in Eni SpA held by the Ministry of Economy and Finance; state-owned entities controlled by other entities or by the State. The 3% limit does not apply, in the event that such limit is exceeded as a result of the acquisitions of shares pursuant to a mandatory tender offer (offerta pubblica di acquisto totalitaria) or a preventative tender offer (offerta pubblica di acquisto preventiva), each as provided for by Decree No. 58, regardless of whether a majority of the voting rights is acquired thereby. The approval of the Ministers as described below in "– Special Powers of the State" is however requested for Shares acquired pursuant to tender offers.

For other limitations that may affect voting rights, see "– Reporting Requirements and Restrictions on Acquisitions of Shares".

Special Powers of the State

Under Italian laws the State, acting through the Minister of Economy and Finance, in agreement with the Minister of Productive Activities (together with the Minister of Economy and Finance, the "Ministers"), holds certain special powers in connection with any transfer of a controlling interest in certain State-owned companies operating in public service sectors, including Eni SpA. The law places no limit on the duration of such special powers. Such powers are to be exercised in accordance with EU principles. Specific guidelines have been introduced by the Decree of the President of the Council of Ministers (DPCM), May 4, 1999, which sets forth the conditions in which the Ministers can exercise their special veto over a company’s strategic decisions. According to Article 66 of Law 488, dated December 23, 1999, such guidelines have been confirmed by the DPCM dated June 10, 2004.

Pursuant to the DPCM of April 1, 2005, Eni modified its by-laws in order to apply the provisions of Law No. 350 of December 24, 2003 (2004 budget law), which modified Article 2 of Law Decree No. 332 of May 31, 1994, as modified and converted into Law No. 474 of July 30, 1994, regarding the Special Powers of the State. Eni's by-laws acknowledges in Article 6.2 that the Special Powers of the State are as follows:

a)	opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, which – as per Decree issued by the Minister of Treasury on October 16, 1995 – include those representing at least 3% of share capital with the right to vote at the ordinary shareholders' meeting. Any opposition is required to be expressed within ten days of the date of the notice to be filed by the Board of Directors at the time a request is made for registration in the Shareholders' Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day period has expired, the voting rights or any rights other than the economic rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised on the basis that prejudice may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights or any rights other than the economic rights connected with the shares representing a material shareholding and must sell said shares within one year. If the shareholder fails to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be appealed by the transferee before the Regional Administrative Court of Lazio within sixty days as of its issue;

b)	opposition with respect to the subscription of Shareholders' pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders' meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days of the date of the notice by Consob. Until the ten-day period has expired, the voting rights or any rights other than the economic rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised on the basis that prejudice may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Lazio within sixty days as of its issue;

c)	veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Lazio within sixty days as of its issue;

d)	appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of Productive Activities will appoint his substitute.

With a decision published on May 23, 2000, the European Court of Justice declared that Italy, in granting the Minister of Economy and Finance "special powers" and introducing them in the by-laws of some privatized companies, violated the obligations imposed by Articles 43 (former Article 52, right of establishment), 49 (former 59, free provision of services) and 56 (former 73b, free movement of capitals) of the European Treaty.

In accordance with past decisions, the Court analyzed Italian legislation in force at the expiration of the terms defined in the European Commissions’s informed opinion, therefore it did not take into account DPCM of May 4, 1999, Article 66 of Law No. 488/1999 and DPCM of June 10, 2004 and Law No. 350 of December 24, 2003 which included provisions limiting those "special powers" of the Minister of Economy and Finance. These are currently being analyzed by the European Commission.

Minority Protection Provisions

Under Italian laws, the by-laws of companies, such as Eni SpA, that impose a maximum limit on the number of shares that may be held by any shareholder must provide for the election of directors and statutory auditors through the voto di lista (voting list) system, to ensure that minority shareholders of a company are represented on its board of directors and board of statutory auditors. Accordingly, Eni’s by-laws require that the members of the Board of Directors and the Board of Statutory Auditors of Eni SpA not directly appointed by the Ministers (see "– Special Powers of the State") be elected on the basis of candidate lists presented either by the Board of Directors or by one or more shareholders (including the Minister of Economy and Finance) representing in the aggregate at least 1% of the share capital of Eni SpA having the right to vote at ordinary shareholders’ meetings. Such candidate lists must be deposited at the registered office of Eni SpA and published in at least three Italian newspapers having general circulation in Italy (two of which must be business dailies). Publication of the candidate list presented by the Board of Directors shall occur at least 20 days before the first call (as defined below) of the Shareholders’ Meeting. Such term is reduced to 10 days in the case of candidate lists proposed by shareholders. Each shareholder may present or participate in the presentation of only one candidate list and each candidate may appear on only one list.

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

The Extraordinary Shareholders’ Meeting held on May 28, 2004 approved an amendment to Article 17.3 of the by-laws according to which companies that are controlling entities or under common control, as defined by Article 2359, first Paragraph, of the Civil Code, or companies controlled by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list.

Several provisions of Italian legislation are intended to increase the protection of minority shareholders. In particular: (i) shareholders’ meetings must be called also upon request of holders of at least 10% of the outstanding Shares (the Board of Directors, however, may refuse to call the meeting when conflicting with the company’s interests) (Article 2367 c.c.); (ii) at an extraordinary shareholders’ meeting resolutions may be passed with the approval of at least twothirds of the shares represented at the meeting, on the first, second or third call (Articles 2368-2369 c.c.) by the majority, one-third and one-fifth of the outstanding share capital, respectively; (iii) shareholders’ actions against the Board of Directors, the Statutory Auditors. Official Receivers and the Managing Director may be initiated by shareholders holding at least 5% of the outstanding shares (Article 2393 bis c.c.); (iv) the actions for which a single shareholder may sue (Article 2394-bis c.c.); and (v) collective shareholders’ complaints to the Board of Statutory Auditors may be promoted by shareholders holding at least 5% of the outstanding share (Article 2409 c.c.). The company’s by-laws may further lower the thresholds in (iii) and (v) and increase the voting quorums under (ii). Effective from July 1, 1998, accounting control functions are under the exclusive competence of company’s independent auditors, and the company’s Board of Statutory Auditors no longer carries out such functions.

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

The relevant thresholds noted above shall be calculated including: (i) shares registered in the name of the relevant reporting person whose underlying voting rights are attributed to third parties, and viceversa; and (ii) shares held through third parties and shares whose voting rights are attributable to such third parties, excluding shares registered in the name of, or endorsed to, fiduciaries, as well as shares whose voting rights are attributed to intermediaries for purposes of the management of mutual or individual savings.

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

The 10% threshold shall be calculated including: (i) shares registered in the name of the relevant listed company, even if voting rights are attributable to third parties; (ii) shares whose voting rights are attributable to the relevant listed company, in the event such voting rights entitle such party to exercise a dominant or material influence at the ordinary shareholder’s meeting; and (iii) shares registered in the name of third parties and shares whose voting rights are attributable to third parties.

In addition to the rules of Article 2359 bis of the Italian civil code, governing the acquisition of shares of the parent company by a controlled subsidiary, Decree No. 58/1998 regulates additional cross-ownership matters as follows.

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

If anyone holds an interest exceeding 2% of the share capital of a listed company, such listed company or any entity controlling such listed company may not acquire an interest exceeding 2% of the share capital of a listed company controlled by said holder. If the foregoing limit is exceeded, the holder who last exceeded the foregoing limit or both the holders, if it is not possible to ascertain which holder exceeded such limit last, may not exercise the voting right related to the shares exceeding the foregoing limit. Such limits are not applicable in case of a tender offer for acquiring at least 60% of the ordinary shares of a listed company. For a description of the limitation on cross-ownership between a company and its subsidiaries, see "Purchase by Eni SpA of its Own Shares".

Under Decree No. 58, any agreement, in whatever form, intended to regulate the exercise of voting rights in a listed company or in the companies controlling a listed company, together with any of its subsequent amendments, renewal or termination, must be: (i) notified to Consob, within five days from its execution; (ii) disclosed to the public through the publication, in summary form, in one Italian newspaper having general circulation, within ten days from its execution; and (iii) deposited in the Companies’ Register of the place where such listed company has its registered office within 15 days from its execution.

The same requirements also apply to agreements, in whatever form, that: (a) impose an obligation of prior consultation for the exercise of voting rights in a listed company and in its controlling companies; (b) contain undertakings limiting the transferability of shares and other securities granting rights for the acquisition or subscription of shares; (c) provide for the acquisition of the shares and securities; and (d) contemplate or cause the exercise, also in association with other persons, of dominant influence over the listed company that issued the shares and its controlled entities.

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

Ordinary shareholders’ meetings must be convened at least once a year. At these ordinary meetings, shareholders approve the financial statements, resolve upon dividend distribution, if any, may appoint Directors, Statutory Auditors and, when necessary, the External Auditors, determine their remuneration and vote on the liability of Directors and Statutory Auditors and approve shareholders’ meeting regulation. Extraordinary meetings of shareholders may be called to pass upon proposed amendments to the by-laws, capital increases, mergers, consolidations, demerger, issuance of debentures, appointment of liquidators and similar extraordinary actions. The notice of a shareholders’ meeting generally specifies two meeting dates ("calls") and because Eni SpA is listed such notice may specify three calls for extraordinary shareholders’ meetings.

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

Admission to the meeting is granted to shareholders who requested the notification of attendance pursuant to Article 34 of Consob Deliberation No. 11768 of December 23, 1998, at least five days prior to the date of the meeting on first call. The extraordinary shareholders’ meeting, held on May 28, 2004, approved the amendment of Article 13 of the by-laws according to which the term is reduced to two days. For a description of the procedures to be followed by Beneficial Owners of ADRs to attend shareholders’ meetings and exercise voting rights with respect to underlying Shares, see "Description of American Depositary Receipts – Voting of Deposited Securities". Beneficial Owners of Shares held with Monte Titoli need only to instruct the relevant banks associated with Monte Titoli which hold their accounts to procure admission tickets and proxy forms.

The Extraordinary Shareholders’ Meeting held on May 28, 2004, approved the amendment to Article 23 of the by-laws according to which the Board of Director is allowed to resolve: (i) the merger and demerger of at least 90% directly owned subsidiaries; (ii) the establishment and winding up of branches; and (iii) the amendment to the by-laws to adequate its provisions to the current legislation.

Pursuant to Legislative Decree No. 213 dated June 24, 1998, Eni SpA’s shares have been "dematerialized" (the shares are not longer incorporated in a certificate). Therefore for the exercise of the rights connected to outstanding Shares not yet dematerialized, Shareholders must first deliver such shares to a financial intermediary associated with Monte Titoli.

Shareholders may appoint proxies by completing the form attached to the admission ticket. Directors, Statutory Auditors, auditors and employees of Eni SpA or of controlled companies, and the External Auditors of Eni SpA, banks and Monte Titoli may not be appointed proxies. Any one proxy may not represent more than 200 shareholders of Eni SpA. A proxy may be appointed for a single meeting, including the first, second and third call thereof unless the proxy is general or given to a company, association, foundation, other entities or institutions to an employee. The by-laws of Eni SpA provide for voting by mail. There are no limitations arising under Italian law or the by-laws of Eni SpA on the right of non-resident or foreign persons to hold or vote the Shares other than limitations that apply generally to all shareholders.

Rules relating to proxies are established by Decree No. 58 and the related Consob Regulation No. 11971 dated May 14, 1999. Accordingly whereby: (i) proxies may be solicited, collected or exercised by banks, investment firms and shareholders’ associations; (ii) proxies may be granted only in respect of shareholders’ meetings that have been called; and (iii) proxies may be limited to voting on particular proposals. Decree No. 58 also allows companies to implement vote by mail procedures and establishes new regulations relating to, among other things, takeovers, cross-shareholdings, shareholders’ agreements and saving shares.

Meetings of Eni’s shareholders are conducted according to the "Eni SpA’s Shareholders’ Meeting Regulation" as approved by the Ordinary Shareholders’ Meeting of Eni on December 4, 1998 and amended by the Ordinary Shareholders’ Meeting held on May 28, 2004 in order to adequate the provision to the new rules content in the Civil Code for the participation to the Shareholders’ Meetings.

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

Taxation

The information set forth below is a summary only, and Italian, the United States and other tax laws may change from time to time. Holders of shares and ADSs should consult with their professional advisors as to the tax consequences of their ownership and disposition of the shares and ADRs, including, in particular, the effect of tax laws of any other jurisdiction.

Italian Taxation

The following is a summary of the material Italian tax consequences of the ownership and disposition of shares or ADRs as at the date hereof and does not purport to be a complete analysis of all potential tax effects relevant to the ownership or disposition of shares or ADRs.

Income tax

Dividends received by Italian resident individuals in relation to participations exceeding 2% of the voting rights or 5% of the share capital ("substantial participations") are included in the taxable income subject to personal income tax to the extent of 40% of their amount. Personal income tax applies at progressive rates ranging from 23% to 43% plus local surtaxes. Dividends received by Italian resident individuals in relation to non-substantial participations not related to the conduct of a business are subject to a substitute tax of 12.5% withheld at the source by the dividend paying agent. This being the case, the dividend is not to be included in the individual’s tax return. If the non-substantial participations are related to the conduct of a business, dividends received are included in the taxable business income to the extent of 40% of their amount.

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

Based on the certification procedure required by the Italian Tax Authorities, to benefit from the direct application of the 15% substitute tax the U.S. shareholder must provide the dividend paying agent with a certificate obtained from the U.S. Internal Revenue Service (the "IRS") with respect to each dividend payment. The request for that certificate must include a statement, signed under penalties for perjury, to the effect that the shareholder is a U.S. resident individual or corporation, and does not maintain a permanent establishment in Italy, and must set forth other required information. The normal time for processing requests for certification by the IRS is normally about six to eight weeks.

Where the Beneficial Owner has not provided the above mentioned documentation, the dividend paying agent will deduct from the gross amount of the dividend the substitute tax at the statutory rate of 27%. The U.S. recipient will then be entitled to claim from the Italian Tax Authorities the difference ("treaty refund") between the domestic rate and the treaty one by filing specific forms (certificate) with the Italian Tax Authorities.

According to the Italian tax law as reflected in the Deposit Agreement, the Company is not involved: (i) in withholding amounts due by holders of ADSs to relevant taxing authorities in connection with any distributions relating to ADSs; or (ii) in the procedures through which certain holders of ADSs may obtain tax rebates, credits, refunds or other similar benefits. Pursuant to the Deposit Agreement, the custodian and the Depositary have undertaken to use reasonable efforts to make and maintain arrangements to enable persons that are considered the United States residents for purposes of applicable law to receive any rebates or tax credits (pursuant to treaty or otherwise) relating to distributions on the ADSs to which such persons are entitled in addition, the Depositary has agreed to establish procedures to enable all holders to take advantage of any rebates or tax credits (pursuant to treaty of otherwise) relating to distributions on the ADSs to which such holders are entitled and to provide, at least annually, a written notice, in a form previously agreed to by the Company, to the holders of ADSs of any necessary actions to be undertaken by such Holders.

Transfer tax

In general terms, no Italian transfer tax is payable in the following cases:

•	contracts executed on regulated financial markets;
•	contracts concerning shares of non-listed companies, executed between non-resident persons and banks or other authorized intermediaries (provided that certain conditions are met);
•	contracts concerning listed shares even if not executed on regulated financial markets, between non-resident persons and banks or other authorized intermediaries or investment funds.

The mentioned exemption from transfer tax does not entail the application of stamp duty or registration tax.

To provide a more complete picture, transfer tax is currently payable at the following rates:

•	Euro 0.072 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs directly between the contracting parties or through intermediaries other than those listed below.
•	Euro 0.025 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs between private individuals and a bank or between private individuals through an intermediary, such as an exchange agent, a bank, a stock broker, or a SIM.
•	Euro 0.0061 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs between banks, exchange agents or SIMs.

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

For gains deriving from the sale of non substantial participations, two different systems may be applied at the option of the shareholder as an alternative to the filing of the tax return:

•	the so-called "administered savings" tax regime (risparmio amministrato), based on which intermediaries acting as shares depositaries shall apply a substitute tax (12.5%) on each gain, on a cash basis. If the sale of shares generated a loss, said loss may be carried forward up to the fourth following year; and
•	the so-called "portfolio management" tax regime (risparmio gestito) which is applicable when the shares form part of a portfolio managed by an Italian asset management company. The accrued net profit of the portfolio is subject to a 12.5% substitute tax to be applied by the portfolio.

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

Inheritance and Gift Tax

No inheritance tax applies in Italy to the transfer of shares or ADRs by reason of death. Transfer of shares or ADRs, even if held outside Italy, by reason of donation are subject to the ordinary Italian transfer tax on the value of the gift exceeding 180,759.91 euro, only if the donee is not the spouse, a direct descendant or a relative up to the fourth degree of the donor. However, tax applies in the fixed amount of 129.11 euro.

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

United States Taxation

The following is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of Shares or ADRs. This summary is addressed to U.S. Holders that hold Shares or ADSs as capital assets, and does not purport to address all material tax consequences of the ownership of Shares or ADSs. The summary does not deal with special classes of investors, such as tax-exempt entities, dealers in securities, traders in securities that elect to mark to market, certain insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of Eni SpA’s Shares, investors that hold Shares or ADSs as part of a straddle or a hedging or conversion transaction and investors whose "functional currency" is not the U.S. dollar.

This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, (the "Code") its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, and which are subject to change (or changes in interpretation), possibly with retroactive effect. The summary is based in part on representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and foreign tax consequences to them of the ownership and disposition of Shares or ADSs.

As used in this section, the term "U.S. Holder" means a beneficial owner of Shares or ADSs who or that is: (i) a citizen or resident of the United States; (ii) a domestic corporation; (iii) an estate the income of which is subject to the United States federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

The discussion does not address any aspects of the United States taxation other than federal income taxation. In particular, U.S. Holders are urged to confirm their eligibility for benefits under the income tax convention between the United States and Italy with their advisors and to discuss with their advisors any possible consequences of their failure to qualify for such benefits.

In general, and taking into account the earlier assumptions, for the United States federal income tax purposes, U.S. Holders who own ADRs evidencing ADSs will be treated as owners of the underlying Shares. Exchanges of Shares for ADSs, and ADSs for shares, generally will not be subject to the United States federal income tax.

Dividends

Distributions paid on the shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of Eni SpA’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes, but will not be eligible for the dividends received-deduction generally allowed to corporations. To the extent that a distribution exceeds Eni SpA’s earnings and profits, it will be treated, first, as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the shares or ADSs, and thereafter as a taxable gain on the sale or exchange of shares or ADSs. A U.S. Holder will be subject to U.S. federal taxation, on the date of actual or constructive receipt by the U.S. Holder (in the case of Shares) or by the Depositary (in the case of ADSs) with respect to the gross amount of any dividends, including any Italian tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. Holder by the Italian tax authorities. If you are a noncorporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the US dollar value of the euro payments made, determined at the spot euro/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

Subject to certain conditions and limitations, Italian tax withheld from dividends will be treated as a foreign income tax eligible for credit against the U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. Holder under Italian law or under the income tax convention, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See "Italian Taxation – Income Tax" above, for the procedures for obtaining a tax refund. Dividends paid on the Shares will be treated as income from sources outside the United States. Dividend paid in taxable years beginning before January 1, 2007 generally will be of "passive" or "financial services" income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purpose of computing the foreign tax credit allowable to you.

Sale or Exchange of Shares

In general, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes on the sale or exchange of Shares or ADSs equal to the difference between the U.S. Holder’s adjusted basis in the shares or ADSs (determined in US dollars), as the case may be, and the amount realized on the sale or exchange (or if the amount realized is denominated in a foreign currency its US dollar equivalent, determined at the spot rate on the date of disposition). Generally, such gain or loss will be treated as capital gain or loss if the Shares or ADSs are held as capital assets and will be a long-term capital gain or loss if the shares or ADSs have been held for more than one year on the date of such sale or exchange. Long-term capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2009 is generally subject to a maximum tax rate of 15%. In addition, any such gain or loss realized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100F Street, NE, Room 1580, Washington, DC 20549 and at the SEC’s other public reference rooms in New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and in the website maintained by the SEC at www.sec.gov. It is also possible to read and copy documents referred to in this annual report on Form 20-F at the New York Stock Exchange, 20 Broad Street, 17th floor, New York.

Item 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

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

Foreign Exchange Risks

Eni’s operations are denominated in various foreign currencies and consequently Eni is exposed to exchange rate fluctuations that have an impact on its cash flows and financing activities. The Company’s exposure to foreign currency rates exists primarily with US dollars and British pounds versus euro.

Eni enters into various types of foreign exchange contracts in managing its foreign exchange risk. The notional amount of these contracts is indicated in the following table:

(million euro)	Dec. 31, 2003 Notional amount	Dec. 31, 2004 Notional amount

Forward exchange contracts	6,165	8,501
Options	550	91
	6,715	8,592

Eni uses forward exchange contracts primarily to hedge existing receivables and payables, including deposits and borrowings denominated in currency other than euro. Some of the contracts involve the exchange of currencies other than the local currency, according to the needs of foreign consolidated subsidiaries. Both buy and sell amounts of such contracts are indicated at the notional value. The term of forward exchange contracts is normally not longer than one year. The increase of euro 2,336 million in forward exchange contracts is primarily due to Enifin SpA’s transactions in order to hedge financial short-term payables of Eni Coordination Center SA (euro 1,785 million).

Eni generally uses a combination of currency options that enable a predetermined risk rate band, related to expenses denominated in currency other than euro, to be locked in. Currency options, purchased in the over-the-counter market for a premium, provide Eni with the right to buy or sell an agreed amount of currency at a specified exchange rate at the end of a specified period. The decrease of euro 459 million is essentially due to the expiration of options of the Oilfield Services, Construction and Engineering segment (euro 296 million) and Gas & Power segment (euro 144 million).

Based on the results of the sensitivity analysis, Eni estimates that the potential impact of a 10% decrease or increase in euro exchange rates of each currency on the fair value of existing financial instruments as of December 31, 2004 amounts to euro 78 million (euro 57 million at December 31, 2003).

Interest Rate Risk

Debt and the existence of mismatches between assets and liabilities earning or paying fixed interests expose Eni to the risk of interest rate fluctuations. Eni enters into various types of interest rate contracts in managing its interest rate risk. The notional amount of these contracts is indicated in the following table:

(million euro)	Dec. 31, 2003 Notional amount	Dec. 31, 2004 Notional amount

Interest rate swaps	5,690	5,663
Interest rate collars	74	33
	5,764	5,696

Eni enters into interest rate derivatives, particularly "interest rate swaps", to alter interest rate exposures arising from mismatches between assets and liabilities, to lower funding costs and to diversify sources of funding. Under interest rate swaps, Eni agrees with other parties to exchange, at specified intervals, the difference between interest amount calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates.

Eni uses "interest rate collars" to manage its interest rate risk. An interest rate collar is a combination of options that enables a predetermined interest rate band to be locked in. Eni also uses primarily zero-cost collars that do not require payment of an option premium.

Based on the results of a sensitivity analysis, Eni estimates that a 10% decrease or increase in the euro would impact on the fair value of existing financial instruments as of December 31, 2004, in the amount of euro 78 million.

Based on the results of a sensitivity analysis, Eni estimates that a 10% decrease or increase in the interest rate yield on the fair value of existing financial instruments as of December 31, 2004 amounts to euro 82 million (euro 90 million at December 31, 2003).

Commodity Price Risk

Eni enters into commodity-based derivative contracts to minimize the commodities price volatility in order to conform costs to revenues.

In natural gas trading activity, Eni uses exchange traded crude oil forward contracts with the aim of hedging the risk related to natural gas sales at fixed prices following supply contracts at variable costs with an indexation to the petroleum products in the international markets.

In refining and marketing activities of petroleum products, Eni uses derivative instruments with the aim of reducing the uncertainty of the market prices.

The expiration date of contracts is less than 1 year. The table below summarizes trade derivative contracts at December 31, 2003 and 2004.

Dec. 31, 2003	Dec. 31, 2004

Buy	Sell	Buy	Sell

Crudes	(barrels)	6,629,544	1,146,000	1,497,121	2,949,000
Oil products	(tonnes)	159,849	381,200	434,150	287,411
Oil products	(gallons)		104,580		4,620
Electricity	(megawatthour)			804,507

Eni’s commodity market risk exposure as of December 31, 2004 is not material (not material at December 31, 2003 as well).

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

Item 16A. Board of Statutory Auditors Financial Expert

Eni’s Board of Statutory Auditors has determined that four members of Eni’s Board of Statutory Auditors, qualify as "audit committee financial expert", as defined in Item 16A of Form 20-F. These four members are: Paolo Andrea Colombo, who is the Chairman of the Board, and Filippo Duodo, Riccardo Perotta and Giorgio Silva.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers SpA has served as Eni independent public auditor for fiscal years 2002 and 2003 and as Eni principal independent public auditor for fiscal year 2004, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table shows total fees paid by Eni and our subsidiaries for services provided by Eni public auditor PricewaterhouseCoopers and its member firms, with respect to the previous two years:

For the year ended December 31,

(thousands of euro)	2003	2004

Audit fees	7,177	9,344
Audit-related fees	296	136
Tax fees	695	344
All other fees	71	54
Total	8,179	9,878

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

Other Fees include fees billed for services that are permissible under applicable rules and regulations and consist primarily of consultancy services related to IT and secretarial services.

Pre-approval Policies and Procedures of the Internal Control Committee

The Internal Control Committee informed all Group companies that they cannot request Eni’s external auditors to perform services other than audits, services related to audits, and to the company’s capital markets transactions. This restriction applies to our principal external auditor and to other external auditors performing audit services relating to 5% or more of Eni’s consolidated revenues or total assets. Services strictly related to audit services and to the company’s capital markets transactions have been listed by the Internal Control Committee.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Making use of the exemption provided by Rule 10A-3 for non-US private issuers, Eni has identified the Board of Statutory Auditors as the body that, starting from June 1, 2005, will be performing the functions required by the SEC rules and the Sarbanes-Oxley Act to be performed by the audit committees of non-US companies listed on the NYSE (see "Item 6 – Board of Statutory Auditors" above).

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Pursuant to Italian law, a company may purchase its own shares only pursuant to a prior authorization by a shareholders’ meeting, and must pay for such shares only out of distributable earnings and distributable reserves as reflected in the most recent financial statements approved by a shareholders’ meeting. The nominal value of shares so purchased, including shares held by subsidiaries, may not exceed 10% of such company’s share capital. Shares purchased in excess of such 10% limit must be resold within one year from the date of their purchase. Identical limitations apply to purchases of shares of a company by its subsidiaries. In order to increase shareholders’ value, Eni’s Ordinary Shareholders’ Meeting held on May 27, 2005 authorized the continuation of the share buy-back program for an 18-month period starting on May 27, 2005 and up to 400 million ordinary shares, nominal value euro 1 each, for an aggregate amount not exceeding euro 5.4 billion. The 400 million shares and the 5.4 billion thresholds take into account the number and amount of Eni shares purchased from the beginning of the buy-back program until May 26, 2005. At that date, Eni owned 245.158 million shares, equal to approximately 6.12% of Eni’s share capital, for an aggregate amount of euro 3,440 million (corresponding to an average purchase price of euro 14.032 per share). The shares are to be purchased on the Telematico at a price no lower than their nominal value and no higher than 5% over the reference price recorded on the business day preceding each purchase.

The following tables present purchases of treasury shares by Eni from the beginning of the program through May, 2005:

Period	Numbers of shares (million)	Average price (euro per share)	Total cost (million euro)	Share capital %

2000	44.4	12.92	574	1.11
2001	110.0	13.58	1,494	2.75
2002	52.2	14.74	770	1.30
2003	23.9	13.76	329	0.60
2004	4.2	16.60	70	0.10
Total held as of December 31, 2004	234.8	13.79	3,238	5.86

Total number of shares purchased	Average price paid per share (euro)	Total number of shares purchased, as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs

January 2004	106,049	14.798	106,049	169,311,485
February 2004	204,410	15.102	204,410	169,107,075
March 2004	484,724	16.006	484,724	168,622,351
April 2004	151,245	16.878	151,245	168,471,106
May 2004	875,834	16.554	875,834	167,595,272
June 2004	985,337	17.040	985,337	166,609,935
July 2004	748,871	16.532	748,871	165,861,064
August 2004	309,382	16.819	309,382	165,551,682
September 2004	312,933	17.398	312,933	165,238,749
October 2004				165,238,749
November 2004	51,450	18.014	51,450	165,187,299
December 2004				165,187,299
January 2005	560,260	18.169	560,260	164,627,039
February 2005	854,920	19.061	854,920	163,772,119
March 2005	1,297,742	19.916	1,297,742	162,474,377
April 2005	3,764,013	19.494	3,764,013	158,710,364
May 2005	4,030,350	19.800	4,030,350	154,680,014

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Index to Financial Statements:

Report of Independent Registered Public Accounting Firm

Other Auditors’ Reports on the consolidated financial statements of certain major subsidiaries of Eni SpA (separate financial statements not included herein)

Consolidated Balance Sheets at December 31, 2003 and 2004

Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004

Supplemental Information for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2002, 2003 and 2004

Notes to the Consolidated Financial Statements

Item 19. EXHIBITS

1. By-laws as amended as of April 13, 2005

8. List of subsidiaries

11. Code of Ethics

Certifications:

12.1. Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

12.2. Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

13.1. Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act)

13.2. Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act)

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2005

Eni SpA

/s/ FABRIZIO COSCO

Fabrizio Cosco
Title: Deputy Company Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Eni SpA

We have audited the accompanying consolidated balance sheets of Eni SpA and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004, all expressed in euro. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 24 percent of the related consolidated totals as of December 31, 2003, and total revenues of 15 and 13 percent, of the related consolidated totals for each of the two years in the period ended December 31, 2003. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eni SpA and its subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with the Italian law governing consolidated financial statements and generally accepted accounting principles in Italy.

Accounting laws and principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 27, 28 and 29 to the consolidated financial statements.

PricewaterhouseCoopers SpA

Rome, June 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Italian statutory consolidated financial statements

To the Stockholders
of Saipem S.p.A.

We have audited the Italian statutory consolidated balance sheets of Saipem SpA and subsidiaries (the "Group") as of December 31, 2003, and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, expressed in millions of Euro. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which reflect total assets of 4% as of December 31, 2003 and 2002 and revenues of 7% and 13% of the related consolidated totals for each of the years ended December 31, 2003 and 2002 respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

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
Milan, Italy

Reconta Ernst & Young S.p.A.

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

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit and the reports of others auditors provide a reasonable basis for our opinion.

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
April 6, 2004

Reconta Ernst & Young S.p.A.

INDEPENDENT AUDITOR'S REPORT

Italian statutory consolidated financial statements

To the Stockholders
of Italgas-Società Italiana per il Gas p.A.

We have audited the Italian statutory consolidated balance sheet of Italgas-Società Italiana per il Gas pA and subsidiaries (the "Group") as of December 31, 2002 and 2001, and the related consolidated statement of income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2002. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements represent assets constituting respectively 16% and 19% of the consolidated assets as of December 31, 2002 and 2001. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

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

Reconta Ernst & Young S.p.A.

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

Ernst & Young d.o.o.

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

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Italian statutory financial statements referred to above present fairly, in all material respects, the financial position of Compagnia Napoletana di Illuminazione e Scaldamento Col Gas S.p.A. as of December 31, 2003, the result of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Italy.

Naples, Italy
March 31, 2004

Reconta Ernst & Young S.p.A.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Eni Portugal Investment S.p.A.

We have audited the balance sheets of Eni Portugal Investment S.p.A. (an Italian corporation) as of December 31, 2003, and the related statements of income, changes in shareholders' equity and cash flows for each year in the two-year period ended December 31, 2003 expressed in euro (which financial statements are not enclosed herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Eni Portugal Investment S.p.A. as of December 31, 2003 and the results of their operations and their cash flows for each year in the two-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Italy.

Rome, Italy
May 7, 2004

Deloitte Touche S.p.A.

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
April 8, 2004

Reconta Ernst & Young SpA

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
April 8, 2004

Reconta Ernst & Young SpA

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
April 5, 2004

Reconta Ernst & Young S.p.A.

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

Without qualifying our opinion, we draw the attention of the shareholders to the fact that the accompanying annual financial statements for 2003 indicate a significant operating loss and loss for the year and that current liabilities and accrued expenses & deferred income exceed current assets and prepaid expenses & accrued income by THUF 4,190,487. In order to ensure the Company's ability to continue operations on a going concern basis, the Company has developed a plan as set out on page 66 of the notes to the financial statements. The validity of this basis depends on TIGáZ Rt continuing its support by providing adequate funds or on other third party financing arrangements becoming available. In the absence of such support, there is a significant risk that the Company will not be able to continue operating on a going concern basis. The accompanying financial statements have been drawn up based on the going concern assumption and do not contain the effects of adjustments which may become necessary should this assumption become invalid.

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

Naples, Italy
March 31, 2004

Reconta Ernst & Young SpA

REPORT OF INDEPENDENT AUDITORS

To the stockholders of
Snam Rete Gas S.p.A.

We have audited the consolidated balance sheets of Snam Rete Gas S.p.A. (an Italian corporation) and its subsidiary (the "Company") as of December 31, 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the periods in the two-year period ended December 31, 2003 expressed in euro (which consolidated financial statements are not enclosed herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Snam Rete Gas SpA and subsidiary as of December 31, 2003 and the results of their operations and their cash flows for each year in the two-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Italy.

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

Turin, Italy
April 6, 2004

Reconta Ernst & Young S.p.A.

INDEPENDENT AUDITORS’ REPORT

Hungarian statutory financial statements

To the Stockholders
of Tigáz Rt.

We have audited the Hungarian statutory balance sheet of Tigáz Rt as of December 31, 2003, which shows a balance total of 000HUF 80,414,801 and a profit after dividend for the year of 000HUF 1,790,826, and the related statement of income for the year ended December 31, 2003. These financial statements (not presented separately herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the Hungarian statutory financial statements referred to above present fairly, in all material respects, the financial position of Tigáz Rt as of December 31, 2003, the result of its operations for the year ended December 31, 2003, in conformity with generally accepted accounting principles in Hungary.

Budapest, Hungary
March 18, 2004

Ernst & Young Kft

BALANCE SHEETS
(Amounts stated in million euro)

Note	Dec. 31, 2003	Dec. 31, 2004

ASSETS
Current assets:
Marketable securities	3	1,277	1,292
Receivables, net	4	12,877	14,204
Inventories, net:	5
Crude oil, natural gas and petroleum products		1,604	1,558
Chemical products		636	700
Work in progress on long-term contracts		434	404
Other		619	658
Total inventories		3,293	3,320
Accrued interest and other		533	602
Total current assets		19,603	20,682
Non-current assets:
Fixed assets, net of accumulated depreciation, amortization and writedowns	6	36,360	37,616
Receivables, net	4	2,320	1,999
Investments	7	3,160	3,282
Intangible assets	8	3,610	3,190
Other	9	2,283	2,343
Total non-current assets		47,733	48,430
TOTAL ASSETS		67,336	69,112
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt	11	7,428	4,115
Current portion of long-term debt	11	490	936
Trade accounts payable		5,887	6,286
Advances		1,551	1,352
Taxes payable	10	2,183	2,514
Accrued expenses and other		3,841	3,845
Total current liabilities		21,380	19,048
Non-current liabilities:
Long-term debt	11	8,336	7,674
Reserve for employee termination indemnities		555	590
Reserves for contingencies	12	5,708	6,102
Deferred and other non-current income tax liabilities	12	2,442	2,768
Accrued expenses and other		597	464
Total non-current liabilities		17,638	17,598
TOTAL LIABILITIES		39,018	36,646
Minority interests		1,622	2,128
Shareholders’ equity:	13
Capital stock 4,004,424,476 fully paid shares nominal value 1 euro each (4,002,922,176 shares at December 31, 2003)		4,003	4,004
Reserves		20,272	22,289
Treasury shares		(3,164)	(3,229)
Net income for the year		5,585	7,274
Total shareholders’ equity		26,696	30,338
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		67,336	69,112

(The accompanying notes are an integral part of these consolidated financial statements)

STATEMENTS OF INCOME
(Amounts stated in million euro, except per Share and per ADS data)

Note	2002	2003	2004

Revenues:
Net sales from operations	14	47,922	51,487	58,382
Other income and revenues		1,080	913	1,298
Total revenues		49,002	52,400	59,680
Operating expenses:
Purchases, services and other	15	31,893	34,566	39,092
Payroll and related costs	16	3,103	3,166	3,264
Depreciation, amortization and writedowns	17	5,504	5,151	4,861
Operating income		8,502	9,517	12,463
Interest and other income (expense):
Financial income (expense) and exchange differences, net (a)	18	(167)	(154)	(95)
Other income (expense) from investments	19	43	(17)	229
Total interest and other income (expense)		(124)	(171)	134
Income before extraordinary income (expense) and income taxes		8,378	9,346	12,597
Extraordinary income (expense) (b)	20	(29)	49	(56)
Income before income taxes		8,349	9,395	12,541
Income taxes	21	(3,127)	(3,241)	(4,653)
Income before minority interest		5,222	6,154	7,888
Minority interest in net income		(629)	(569)	(614)
Net income		4,593	5,585	7,274

Earnings per Share (based on the weighted-average number of shares outstanding for each period) (c)	22	1.20	1.48	1.93
Earnings per ADS (based on five shares per ADS) (c)		6.00	7.39	9.64

___________________

(a) Included financial income and expense and changes in value of financial assets net of interest capitalized.
(b) Before income taxes.
(c) Amount in euro.

(The accompanying notes are an integral part of these consolidated financial statements)

STATEMENTS OF CASH FLOWS
(Amounts stated in million euro)

2002	2003	2004

Cash flows from operating activities
Net income	4,593	5,585	7,274
Minority interest in net income	629	569	614
Depreciation and amortization	4,962	4,710	4,566
Writedowns, net	591	586	235
Net change in other reserves	96	144	408
Net change in the reserve for employee termination indemnities	33	53	36
Gain on disposal of assets, net	(152)	(35)	(374)
Dividend income	(32)	(22)	(72)
Interest income	(322)	(197)	(201)
Interest expense	568	574	575
Exchange differences	(65)	(279)	(76)
Extraordinary expense (income), net	29	(49)	56
Income taxes	3,127	3,241	4,653
Cash generated from operating income before changes in working capital	14,057	14,880	17,694
(Increase) decrease:
- inventories	(209)	(162)	(68)
- accounts receivable	(925)	(622)	(1,183)
- accrued interest and other current assets	88	66	43
- trade and other accounts payable	555	451	704
- accrued expenses and other	(19)	(198)	(60)
Cash from operations	13,547	14,415	17,130
Dividends received	147	189	200
Interest received	164	234	197
Interest paid	(579)	(432)	(541)
Net extraordinary expense paid	(162)	(50)	(400)
Income taxes paid	(2,539)	(3,529)	(4,224)
Net cash provided from operating activities	10,578	10,827	12,362
Cash flows from investing activities
Investments:
- intangible assets	(1,205)	(959)	(732)
- fixed assets	(6,843)	(7,843)	(6,771)
- new consolidated subsidiaries and businesses	(1,043)	(283)
- investments	(272)	(702)	(316)
- securities	(61)	(103)	(683)
- financing receivables	(661)	(1,095)	(428)
- change in accounts payable in relation to investments and capitalized depreciation	193	207	(13)
	(9,892)	(10,778)	(8,943)
Disposals:
- intangible assets	77	49	13
- fixed assets	475	177	260
- consolidated subsidiaries and businesses	270	338	563
- investments	113	86	57
- securities	194	301	648
- financing receivables	234	1,758	830
- change in accounts receivable in relation to disposals		11	(4)
	1,363	2,720	2,367
Net cash used in investing activities	(8,529)	(8,058)	(6,576)
Cash flows from financing activities
Proceeds from long-term debt	2,145	3,118	1,229
Payments of long-term debt	(503)	(485)	(797)
Additions to (reductions of) short-term debt	2,094	(1,004)	(4,051)
	3,736	1,629	(3,619)
Payments by minority shareholders	62	13	2
Sale (purchase) of additional interests in subsidiaries	(103)	(2,606)	631
Dividends to minority shareholders	(3,035)	(3,011)	(3,077)
Other	(770)	(329)	(65)
Net cash used in financing activities	(110)	(4,304)	(6,128)
Effect of change in consolidation area	57	(9)	12
Effect of exchange rate differences	(121)	(98)	(29)
Net cash flow for the year	1,875	(1,642)	(359)
Cash and cash equivalent at beginning of the year	1,390	3,265	1,623
Cash and cash equivalent at end of the year	3,265	1,623	1,264

(The accompanying notes are an integral part of these consolidated financial statements)

SUPPLEMENTAL INFORMATION
(Amounts stated in million euro)

2002	2003	2004

Effect of investments in new consolidated subsidiaries and businesses
Non-current assets	1,245	1,179
Current assets	697	567
Net borrowings	125	(683)
Other liabilities	(844)	(768)
Net effect of investments	1,223	295
Transferred from equity investment	(4)
Minority interest and reserves		(3)
Purchase price	1,219	292
less: cash acquired	(176)	(9)
Cash from investments in consolidated subsidiaries	1,043	283
Effect of disposal of consolidated subsidiaries and businesses
Non-current assets	153	108	381
Current assets	53	2	263
Net borrowings	(16)	(1)	(227)
Other liabilities	(85)	(4)	(174)
Exchange differences from translation in the period			45
Net effect of disposal	105	105	288
Gain (loss) on disposal	194	233	327
Minority interest and reserves	(6)
Selling price	293	338	615
less: cash conferred	(23)		(52)
Cash flow on disposal	270	338	563

(The accompanying notes are an integral part of these consolidated financial statements)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts stated in million euro)

Share capital	Legal reserve of Eni SpA	Reserv for treasury shares	Reserve from mergers	Distri- butable reserve of Eni SpA	Former Agip SpA reserves reconsti- tuted	State grants	Consoli- dation reserves	Reserve for shares granted to employees Article 2349 civil code	Reserve Article 13 Law Decree 124/1993	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Net income for the year	Total

Balance at December 31, 2001	4,001	959	3,400		3,514	103	62	31	3		1,362	(2,068)	8,365	7,751	27,483
Dividend distribution (euro 0.75 per Share)					(757)									(2,119)	(2,876)
Allocation of 2001 net income					3								5,629	(5,632)
Increase of reserve for shares granted to employees Article 2349 civil code					(2)				2
Authorization to repurchase shares			2,000		(2,000)
Reserve from mergers				1,390						1			(1,391)
Shares repurchased												(770)			(770)
Shares issued under stock grant plan	1								(1)
Exchange differences due to the translation of financial statements prepares in currencies other than euro											(2,125)				(2,125)
Other changes													(48)		(48)
Net income for the year														4,593	4,593
Balance at December 31, 2002	4,002	959	5,400	1,390	758	103	62	31	4	1	(763)	(2,838)	12,555	4,593	26,257
Dividend distribution (euro 0.75 per Share)														(2,833)	(2,833)
Allocation of 2002 net income					789								971	(1,760)
Shares repurchased												(329)			(329)
Reduction in value of stock grant			(3)		3							3			3
Shares issued under stock grant plan	1								(1)
Reclassification				(1,390)	1,500								(110)
Exchange differences arising on the translation of foreign currency financial statements											(1,845)				(1,845)
Exchange differences arising on the distribution of dividendsand other changes											103		(245)		(142)
Net income for the year														5,585	5,585
Balance at December 31, 2003	4,003	959	5,397		3,050	103	62	31	3	1	(2,505)	(3,164)	13,171	5,585	26,696
Dividend distribution (euro 0.75 per Share)														(2,828)	(2,828)
Allocation of 2003 net income					22								2,735	(2,757)
Shares repurchased												(70)			(70)
Shares issued under stock grant plan	1		(5)		5				(1)			5			5
Cost of stock option					3										3
Former Italgas SpA reserves reconstituted					(43)								43
Reserves from mergers of EniData SpA				4									(4)
Reclassification					859	(84)							(775)
Exchange differences arising on the translation of foreign currency financial statements											(760)				(760)
Exchange differences arising on the distribution of dividends and other changes											63		(45)		18
Net income for the year														7,274	7,274
Balance at December 31, 2004	4,004	959	5,392	4	3,896	19	62	31	2	1	(3,202)	(3,229)	15,125	7,274	30,338

(The accompanying notes are an integral part of these consolidated financial statements)

Notes to the Consolidated Financial Statements

1 General

Eni SpA and its subsidiaries ("Eni") together constitute a fully integrated company operating in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni SpA is the successor entity to Ente Nazionale Idrocarburi, which was established in 1953 as a public statutory body to act as Italy’s national oil and gas company. In July 1992, in connection with the privatization program of the Italian Government (the "Government"), the public statutory body was converted into a joint stock company, with the Ministry of Economy and Finance (previously Ministry of Treasury, Budget and Economic Planning) of Italy as the sole shareholder. See Note 13 "Shareholders’ equity" for further information regarding share capital.

2 Summary of significant accounting and reporting policies

Basis of presentation

The consolidated financial statements of Eni have been prepared in accordance with Eni’s group accounting policies which are in accordance with principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri by the Organismo Italiano di Contabilità or, in the absence thereof and if applicable, the International Accounting Standards Board (IASB). In the absence of indications in said principles, particularly related to the application of the Unit of Production and Production Sharing Agreement methods of accounting, specific criteria for hydrocarbons exploration and production applied internationally have been followed (collectively, "Italian GAAP"). Italian GAAP differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 27 and 28, and, in Note 29, the additional financial statement disclosures required by U.S. GAAP and the SEC. The financial statements have been reformatted from the original Italian statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the U.S. Securities and Exchange Commission (the "SEC"). Reclassifications reflect essentially a different aggregation of certain items that were segregated between current and non-current, as well as the recording as a decrease in net borrowings of implicit interests and the reclassification as a decrease in net equity of treasury shares purchased, items that in the original Italian statutory financial statements are classified as current assets and fixed assets, respectively.

Principles of consolidation

The consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies controlled by Eni SpA, directly or indirectly, either by holding the majority of the voting rights or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings. The consolidated financial statements also include, on a proportional basis to reflect the company’s interest in the activity, the accounts of companies controlled jointly with other partners, except for joint ventures which are accounted for under the equity method. The effects of proportionate consolidation are not material. Insignificant subsidiaries, companies in liquidation, if their exclusion does not result in a misrepresentation of the company’s financial condition and consolidated results, and companies purchased exclusively for sale, are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues euro 6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies, for which the consolidation does not produce significant effects, are not included in the scope of consolidation. Such companies represent subsidiaries that work for other companies as the operator in the management of upstream oil contracts and that are proportionally financed, on the basis of the budgets approved, by the companies involved in the oil contract, to which the company reports costs and revenues following the management activity of the oil contract. Costs and revenues and other operating data (production, reserves, etc.) of exploration activities are recognized on a proportional basis in the financial statements of the companies involved, as well as the obligations for the exploration activities. The effects of these exclusions are not material.

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

Sale of stakes in consolidated subsidiaries

Gains or losses on sale of stakes in consolidated subsidiaries are recorded in the income statement for the amount corresponding to the difference between proceeds from the sale and the divested stake in net equity.

Intercompany transactions

All intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation

Assets and liabilities of foreign consolidated companies have been translated at exchange rates prevailing at year-end. Equity accounts of foreign consolidated companies are translated using the historic exchange rates. Income statement accounts of foreign consolidated companies are translated at the average rates for the period (source: Ufficio Italiano Cambi). Related translation adjustments are reported as a component of shareholders’ equity. Financial statements of foreign subsidiaries which are translated into euro are denominated in their functional currencies.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into euro using the prevailing rate at the balance sheet date. All differences are recognized in earnings in the period.

Accounting principles

Cash and cash equivalents

Eni considers cash and cash equivalents to be its cash on hand and in deposit with banks and short-term investments with original maturities of 90 days or less.

Marketable securities

Marketable securities are stated at the lower of purchase cost or market value and are usually available for sale.

Inventories

Inventories, except for those relating to contract work in progress, are stated at the lower of cost or market value. The cost of inventories of hydrocarbons (crude oil and natural gas) and petroleum products, representing 49% and 47% of Eni’s inventories at December 31, 2003 and 2004, respectively, is determined by the last-in, first-out (LIFO) method; the cost of inventories of the Petrochemicals segment, representing 19% and 21% of Eni’s inventories at December 31, 2003 and 2004, respectively, is determined by the average cost method.

Contract work in progress, representing 13% and 12% of inventories at December 31, 2003 and 2004, respectively, is recorded using the percentage-of-completion method measured on the cost-to-cost basis. Payments received in advance of construction are subtracted from inventories and any excess of such advances over the value of work performed is recorded as a liability. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated into euro using the current exchange rates at year-end and the effects are recorded in the income statement. Future losses related to contracts whose future costs exceed future revenues, are accrued for as soon as the company becomes aware of such losses.

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

(%)
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

Other intangible assets, except for those related to exploration and production activities, are amortized using the straight-line method over the period of expected benefit. Intangibles are written down whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Eni calculates the writedowns as the difference between the expected accumulated discounted cash flow and the book value of the intangible assets. When the circumstances causing impairment cease to exist, Eni reverses previously recorded impairment charges net of amortization. However, goodwill and capitalized organizational costs are not revalued.

Exploration and production activities

Acquisition of mineral rights

Costs associated with the acquisition of mineral rights, including reserves purchased in connection with such acquisitions, are capitalized. Mineral rights can also include exploration permits, among other items. Mineral rights are amortized on a straight-line basis over the expected period of benefit. Capitalized costs associated with proved reserves are amortized on a Unit-of-Production (UOP) basis, while capitalized costs related to other mineral rights are not amortized until classified as proved reserves. Capitalized costs related to abandoned drilling programs are expensed.

Exploration

Costs associated with exploratory activities for oil and gas producing properties incurred to obtain information in order to characterize fields (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are recorded as intangible assets and amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes).

Development

Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas and are capitalized and amortized on a UOP basis. Costs related to unsuccessful development wells are expensed immediately as loss on disposal.

Writedowns and revaluations of development costs are made on the same basis as those for fixed assets.

Production

Production costs are costs to operate and maintain wells and field equipment and are expensed as incurred.

Abandonment

Eni regularly accrues costs expected to be incurred with respect to eventual well abandonment, including costs associated with site restoration, on a Unit-of-Production basis.

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

Expenses relating to Eni’s pension obligations of subsidiaries operating outside Italy are settled in relation to the period of employment in accordance with local laws and work contracts.

Treasury shares

Treasury shares are recorded at cost written-down for impairments in value as a reduction of shareholders’ equity. When the reasons for the impairment cease to exist, treasury shares can be revalued up to the original cost basis.

Recognition of revenues and costs

Revenues from sales of products and services are recognized upon transfer of title or completion of service. In particular, revenues are recognized:

-	for petroleum products sold to retail distribution networks, generally upon delivery to the service stations; for all the other sales, generally, upon shipment;
-	for natural gas when the natural gas leaves Eni’s distribution network and is delivered to the customer;
-	for crude oil, generally upon shipment;
-	for chemicals and all other sales, generally upon shipment.

In all instances where revenue is recognized upon shipment, all risk of loss is transferred to the buyer upon shipment.

Revenues from natural gas and crude oil production from properties in which Eni has an interest together with other producers are recognized based on actual quantities produced and sold on Eni’s behalf (sales method). Differences between Eni’s net working interest volumes and actual production volumes are not significant.

Revenues related to long-term construction contracts are recognized using the percentage-of-completion method measured on the cost-to-cost basis. Long-term construction contracts denominated in currencies other than euro are translated into the euro using the exchange rate of the day the percentage of completion are evaluated with the purchaser or using the exchange rate of the day advances are paid; long-term construction contracts not yet accepted by the purchaser are translated using the year-end exchange rate; the same criteria is used for the corresponding hedging derivatives. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues related to amounts in excess of the original contract price due to the incurrence of unanticipated additional costs (i.e. Eni claims against third parties), are recognized when it is probable that the claim will result in additional contract revenues and the amount of the claim can be reasonably estimated.

Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.

Eni is a party to certain Production Sharing Agreements whereby taxes are settled by joint venture partners which are state-owned entities, in the name and on behalf of Eni out of Eni’s share of oil and gas production. The company records such income taxes owed by Eni but paid on its behalf in revenues and income tax expense.

Starting in 2003, stock grant and stock options granted to Group managers were recognized as compensation expense, as these amounts represent a part of employee compensation. The cost of stock-based compensation is measured by the fair value of the award at the grant date and recognized over the vesting period1. The cost of related social security contributions and termination indemnity related to stock grant plans are also recognized over the vesting period. The fair value of stock grants is represented by the market value of the share at the grant date, less the present value of dividends expected in the vesting period. The fair value of stock options is represented by the value of the option determined with the Black-Scholes model, which takes into account the conditions for the exercise of the options, the present value of shares, the expected volatility and the risk-free interest rate.The cost of stock grants with the use of treasury shares and the related social security contributions and termination indemnity are recognized as a contra-entry to the item "Reserve for risks and contingencies - Other" and the cost of stock options is recognized as a contra-entry to the item "Disposable reserves".

Revenues and costs expressed in currencies other than euro are translated at the exchange rate prevailing on the day of the transaction.

Accounting for Buy/Sell Contracts

In January and February 2005, the Securities and Exchange Commission ("SEC") issued comment letters to Eni and other companies in the oil and gas industry requesting disclosure of information related to the accounting for buy/sell contracts. Eni routinely enters buy/sell contracts, principally in the downstream business in Italy, associated mainly with refined products. For refined products, buy/sell arrangements are used to support the company’s refined products marketing activity, which includes the production, purchase and sale of refined products in order to fulfill the company’s marketing needs and supply agreements to customer locations and specifications.

Eni accounts for buy/sell transactions in the consolidated income statement on a net basis, regardless whether terms of the buy/sell agreements were established jointly, in a single contract, or separately, in individual contracts that are entered into concurrently or in contemplation of one another with a single counterparty. This accounting is consistent with the most recent guidance of the SEC staff who considers that the accounting for buy/sell contracts should be shown net on the income statement.

The topic is under deliberation by the Emerging Issues Task Force (EITF) of the FASB as Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty." The EITF first discussed this issue in November 2004. Additional research is being performed by the FASB staff, and the topic will be discussed again at a future EITF meeting. While this issue is under deliberation, the SEC staff directed Eni and other oil companies in its February 2005 comment letter to disclose on the face of the income statement the amounts associated with buy/sell contracts and to discuss in a footnote to the financial statements the basis for the underlying accounting.

In Eni’s consolidated income statement, "Net sales from operations" and "Purchases, services and other" for the three years ending December 31, 2004, were netted of euro 1,763 million, euro 1,490 million and euro 1,511 million, respectively, for the above described buy/sell contracts.

(1)	For stock grants, the period between the grant date and the date of assignation of shares; for stock options, the period between the grant date and the date in which the option can be exercised.

Income taxes

Deferred tax assets or liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are not recognized if ultimate payment is not deemed probable. Deferred tax assets are recognized when there is a reasonable expectation of their realization. Deferred tax liabilities are recorded in the "Non-current income tax liabilities" account, while deferred tax assets are recorded in "Other" (non-current assets). Deferred tax assets are offset against deferred tax liabilities if they relate to the same tax paying entity.

Derivatives

With respect to interest rate, foreign exchange and price risks, Eni enters into derivative transactions to hedge specific transactions as well as net interest rate and foreign currency positions. See Note 23 for a description of Eni’s overall strategy and description of financial instruments utilized to mitigate market risk.

The interest differentials to be received or paid on interest rate swaps, as well as interest differentials on interest rate collars, are charged to the income statement on an accrual basis. The interest differentials on forward rate agreements are recognized at the date of settlement of the contract and charged to the income statement on an accrual basis over the period hedged. Such interest rate differentials, with the exclusion of non-current securities, are recorded in "Accrued interest and other current assets" or "Accrued expenses and other" (current liabilities) as applicable until recognized in the income statement as "Financial expense and exchange differences net". Gains on exchange on hedge derivatives of non-current securities are recorded in income to compensate losses on exchange relating to the hedged activities.

Foreign exchange hedge derivatives are valued at the spot rate at year-end and the related gains and losses are recorded in income as exchange gain and loss. Premiums or discounts are accrued over the life of the contract and classified as exchange differences. With reference to options, the premiums paid are recorded as "Marketable securities" or "Other assets", depending on the maturity of the contract.

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

Restructuring costs

The costs of redundancy incentives are accrued when a workforce reduction program is defined and the conditions required for its implementation have been satisfied. Restructuring charges also include the costs of closures of facilities and asset impairments. Such charges are recorded as extraordinary items.

Research and development costs

Research and development costs are generally expensed as incurred.

For the years ended December 31, 2002, 2003 and 2004, total research and development costs were euro 175 million, euro 238 million and euro 257 million, respectively, and euro 11 million, euro 52 million and euro 47 million as capitalized costs.

Statements of cash flows

The cash flow statements are prepared in accordance with International Accounting Standards, using the indirect method.

Unless otherwise indicated, all monetary amounts in the financial statements and in these notes are presented in millions of euro, except share, per share, ADS and per ADS data.

3 Marketable securities

Marketable securities consist of the following:

(million euro)
	Net value at Dec. 31, 2003	Net value at Dec. 31, 2004

Investments	13	22
Other securities:
- Italian treasury bonds	963	982
- other	301	288
	1,264	1,270
	1,277	1,292

Investments of euro 22 million concern the shares of Saipem SpA which were purchased for stock option and stock grant plans.

On December 31, 2004, the due dates of other securities of euro 1,270 million were the following:

(million euro)
	Net value at Dec. 31, 2003	Net value at Dec. 31, 2004

within 12 months	119	119
within 5 years	942	965
beyond 5 years	203	186
	1,264	1,270

Securities for euro 474 million are considered coverage of technical reserves of Padana Assicurazioni SpA (euro 483 million at December 31, 2003).

4 Receivables

Receivables by type and due date consist of the following:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

	Current	Non-current	Total	Current	Non-current	Total

Trade:
- customers	9,243	233	9,476	10,369	160	10,529
- other	296		296	256		256
	9,539	233	9,772	10,625	160	10,785
Financing	551	1,098	1,649	525	893	1,418
Other	2,787	989	3,776	3,054	946	4,000
	12,877	2,320	15,197	14,204	1,999	16,203

"Trade" receivables of euro 10,785 million increased by euro 1,013 million. This increase relates primarily to the Gas & Power (euro 274 million), Petrochemicals (euro 250 million) and Exploration & Production segments (euro 214 million).

"Financing" receivables of euro 1,418 million include loans made for operating purposes for euro 1,178 million (euro 1,409 million at December 31, 2003). The euro 231 million decrease in loans made for operating purposes is primarily due to the collection of the loans made on behalf of Trans Austria Gasleitung GmbH (euro 65 million), Transmediterranean Pipeline Co Ltd (euro 57 million) and to exchange rate differences of euro 78 million due to the translation of financial statements prepared in currencies other than euro.

Repayment of such receivables of euro 42 million (euro 32 million at December 31, 2003) is contingent upon the outcome of financed activities, while a portion of the loans may be converted into capital.

"Other" receivables consist of the following:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Accounts receivable from:
- Italian tax authorities related to:
. income tax credits	1,024	580
. value added tax (VAT)	149	396
. interest on tax credits	337	322
. other	97	62
- joint venture operators in exploration and production	532	546
- insurance companies	278	349
- foreign tax authorities	232	261
- Italian governmental entities	198	216
- receivables from affiliates and unconsolidated subsidiaries	77	69
Prepayments for services	150	215
Receivables relating to factoring activities		171
Other receivables	702	813
	3,776	4,000

Receivables relating to factoring activities for euro 171 million concern Serfactoring SpA which has been included in the scope of consolidation from January 1, 2004.

The interest rate applicable to tax credits from Italian tax authorities was 1.375% for each six month period from July 1, 2003 (2.5% in the first half of 2003).

Approximately 43.8% of Eni’s non-current receivables at December 31, 2004 were denominated in currencies other than the euro (56.5% at December 31, 2003).

Eni did not have any significant concentration of credit risk as of December 31, 2003 and 2004.

The above amounts are net of the allowance for doubtful accounts, which amounts to euro 778 million, 730 million and 875 million at December 31, 2004, 2003 and 2002, respectively. The evolution of the allowance in the past three years is as follows:

(million euro)	Balance at the beginning of the year	Additions	Deductions	Other changes	Year-end amount

December 31, 2002	1,277	111	(106)	(407)	875
December 31, 2003	875	129	(44)	(230)	730
December 31, 2004	730	86	(27)	(11)	778

5 Inventories

(million euro)	Dec. 31, 2003	Dec. 31, 2004

	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total

Raw and auxiliary materials and consumables	361	205		466	1,032	377	199		525	1,101
Products being processed and semi finished products	66	15		6	87	51	19		2	72
Work in progress long-term contracts			433		433			404		404
Finished products and goods	1,170	416		41	1,627	1,130	482		47	1,659
Advances	7		1	106	114				84	84
	1,604	636	434	619	3,293	1,558	700	404	658	3,320

Oil and petroleum products inventories of euro 623 million represent certain minimum quantities ("compulsory stock") required by law (euro 682 million at December 31, 2003) and natural gas inventories of euro 39 million represent strategic stock (the same amount at December 31, 2003), while natural gas inventories valued at euro 348 million are used to satisfy peak demand (euro 465 million at December 31, 2003).

The excess of market value over the book value of crude oil, petroleum products and purchased natural gas at year-end was euro 1,014 million (euro 912 million at December 31, 2003).

The above amounts are net of the valuation allowance amounting to euro 99 million, 107 million and 108 million at December 31, 2004, 2003 and 2002, respectively. The evolution of this allowance in the past three years is as follows:

(million euro)	Balance at the beginning of the year	Additions	Deductions	Other changes	Year-end amount

December 31, 2002	159	47	(60)	(38)	108
December 31, 2003	108	25	(17)	(9)	107
December 31, 2004	107	20	(30)	2	99

6 Fixed assets

(million euro)	Net value at Dec. 31, 2003	Investments	Depreciation	Writedown	Change in scope of consolidation	Exchange rate differences	Other changes	Net value at Dec. 31, 2004	Reserve amortization writedown at Dec. 31, 2004

Buildings	1,795	52	(104)	(12)	(26)	6	36	1,747	1,740
Plant and machinery	25,217	2,865	(3,197)	(119)	(107)	(792)	4,112	27,979	37,051
Industrial and commercial equipment	522	149	(122)	(1)	(32)	(5)	(91)	420	1,206
Other assets	291	92	(102)	(1)	(5)	(6)	53	322	797
Fixed assets in progress and advances	8,535	3,613		(178)	(39)	(302)	(4,481)	7,148	558
	36,360	6,771	(3,525)	(311)	(209)	(1,099)	(371)	37,616	41,352

Capital expenditure of euro 6,771 million (euro 7,843 million in 2003) primarily relate to the Exploration & Production segment (euro 4,398 million), Gas & Power segment (euro 1,344 million), Refining & Marketing segment (euro 654 million) and Oilfield Services, Construction and Engineering segment (euro 186 million, of which euro 176 million related to the construction and drilling activity). Additional information on capital expenditure is included in the "Operating Review" of the "Report of the Directors".

Writedowns of euro 311 million concern primarily the Exploration & Production segment (euro 266 million), the Refining & Marketing segment (euro 20 million) and Syndial SpA (euro 18 million).

The changes in scope of consolidation of euro 209 million concern, primarily, the sale of LukAgip NV (euro 95 million), Agip do Brasil SA (euro 71 million), Stargas Italia SpA (euro 33 million) and Eni Nederland BV (euro 22 million). This decrease is partially offset by the inclusion in the scope of consolidation of Marghera Servizi Industriali Srl (euro 15 million).

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro amount to euro 1,099 million related to companies whose functional currency is the US dollar (euro 1,173 million).

Other changes for euro 371 million related primarily to the sale and elimination of businesses and assets (euro 457 million) mainly in the Exploration & Production segment (euro 301 million).

Monetary revaluations included in the gross and net value of fixed assets, amount to euro 1,067 and 76 million, respectively (euro 1,084 million and euro 82 million respectively at December 31, 2003).

At December 31, 2004 fixed assets have been pledged for euro 482 million primarily as collateral on debt incurred by Eni (euro 486 million at December 31, 2003).

Fixed assets by segment
(million euro)	Dec. 31, 2003	Dec. 31, 2004

Fixed assets, gross:
- Exploration & Production	38,811	39,479
- Gas & Power	18,926	20,038
- Refining & Marketing	8,652	9,002
- Petrochemicals	4,266	4,252
- Oilfield Services Construction and Engineering	3,531	3,644
- Other activities	2,403	2,359
- Corporate and financial companies	149	194
	76,738	78,968
Accumulated depreciation, amortization and writedowns:
- Exploration & Production	18,473	18,899
- Gas & Power	9,426	9,593
- Refining & Marketing	5,482	5,700
- Petrochemicals	3,085	3,098
- Oilfield Services Construction and Engineering	1,790	1,912
- Other activities	2,065	2,064
- Corporate and financial companies	57	86
	40,378	41,352
Fixed assets, net:
- Exploration & Production	20,338	20,580
- Gas & Power	9,500	10,445
- Refining & Marketing	3,170	3,302
- Petrochemicals	1,181	1,154
- Oilfield Services Construction and Engineering	1,741	1,732
- Other activities	338	295
- Corporate and financial companies	92	108
	36,360	37,616

7 Investments

(million euro)	Net value at Dec. 31, 2003	Acquisitions and subscriptions	Increase in value	Reduction in value	Exchange rate differences	Other changes	Net value at Dec. 31, 2004	Accumulated impairment charges at Dec. 31, 2004

Investments in unconsolidated subsidiaries	285	11	27	(33)	(7)	(52)	231	273
Investments in affiliates	2,562	240	173	(184)	(52)	(27)	2,712	815
Investments in other companies	313	65		(9)	(19)	(11)	339	60
	3,160	316	200	(226)	(78)	(90)	3,282	1,148

Acquisitions and subscriptions for euro 316 million concerned mainly the subscriptions of capital increase of Darwin LNG Pty Ltd (euro 58 million), of EnBW - Eni Verwaltungsgesellschaft mbH (euro 53 million), of Albacom SpA (euro 41 million) Raffineria di Milazzo ScpA (euro 35 million), and the acquisition of Acam Gas SpA by Italgas SpA (euro 44 million, of which euro 9 million related to the subscriptions of capital increase).

Increases and reductions in value include Eni’s portion of equity earnings or losses on investments accounted for under the equity method and changes in the value of investments accounted for under the cost method. Specifically, the increase of euro 200 million relates primarily to Trans Austria Gasleitung GmbH (euro 32 million), Transmediterranean Pipeline Co Ltd (euro 19 million) and Azienda Energia e Servizi Torino SpA (euro 19 million); reductions for euro 226 million concern primarily the decrease in the carrying value of companies accounted for under the equity method for the receipt of dividends (euro 153 million, of which euro 31 million relate to Galp Energia SGPS SA, euro 29 million to Trans Austria Gasleitung GmbH and euro 24 million to Transmediterranean Pipeline Co Ltd) and reductions of investments (euro 73 million, of which 41 million relate to Albacom SpA).

Other changes for euro 90 million relate primarily to the inclusion in the scope of consolidation of Eni Gas & Power CH SA (euro 19 million), Marghera Servizi Industriali Srl (euro 12 million) and Serfactoring SpA (euro 10 million) and to the sale of investments (euro 32 million).

The net value of euro 3,282 million (euro 3,160 million at December 31, 2003) consists of the following companies:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

	Net value	Eni’s interest	Accounting method	Net value	Eni’s interest	Accounting method

Unconsolidated subsidiaries:
- Transmediterranean Pipeline Co Ltd	65	50.00	equity method	57	50.00	equity method
- Eni BTC Ltd	52	100.00	equity method	48	100.00	equity method
- Other (*)	168			126
	285			231
Affiliates:
- Galp Energia SGPS SA	602	33.34	equity method	568	33.34	equity method
- Unión Fenosa Gas SA	416	50.00	equity method	408	50.00	equity method
- Azienda Energia e Servizi Torino SpA	168	49.00	equity method	171	49.00	equity method
- Raffineria di Milazzo ScpA	131	50.00	equity method	168	50.00	equity method
- Eteria Parohis Aeriou Thessaloniki SA	151	49.00	equity method	151	49.00	equity method
- EnBW - Eni Verwaltungsgesellschaft mbH	94	50.00	equity method	148	50.00	equity method
- Blue Stream Pipeline Co BV	125	50.00	equity method	116	50.00	equity method
- Erg Raffinerie Mediterranee Srl (a)	100	28.00	cost	100	28.00	cost
- United Gas Derivatives Co	82	33.33	equity method	97	33.33	equity method
- Superoctanos CA	80	49.00	equity method	82	49.00	equity method
- Fertilizantes Nitrogenados de Oriente CEC	66	20.00	equity method	75	20.00	equity method
- Trans Austria Gasleitung GmbH (b)	58	89.00	equity method	60	89.00	equity method
- Supermetanol CA	59	34.51	equity method	59	34.51	equity method
- Toscana Gas SpA	49	46.07	equity method	56	46.10	equity method
- Siciliana Gas SpA	47	50.00	equity method	52	50.00	equity method
- Acam Gas SpA				44	49.00	equity method
- Eteria Parohis Aeriou Thessalia SA	39	49.00	equity method	41	49.00	equity method
- Haldor Topsøe A/S	37	50.00	equity method	39	50.00	equity method
- Distribuidora de Gas del Centro SA	36	31.35	equity method	36	31.35	equity method
- Transitgas AG	32	45.99	equity method	32	46.00	equity method
- Termica Milazzo Srl	23	40,00	equity method	27	40,00	equity method
- Other	167			182
	2,562			2,712
Other companies:
- Darwin LNG Pty Ltd	39	12.04	cost	89	12.04	cost
- Nigeria LNG Ltd	92	10.40	cost	86	10.40	cost
- Ceska Rafinerska AS	33	16.33	cost	30	16.33	cost
- Interconnector (UK) Ltd	25	5.00	cost	23	4.62	cost
- Discovery Producer Services Llc	28	16.67	cost	19	16.67	cost
- Other (*)	96			92
	313			339
	3,160			3,282

___________________

(*) Each individual amount included herein does not exceed euro 25 million.
(a) To the company was granted a call option for the purchase with a fixed contract price (see Note 23 "Other commitments").
(b) The company is a joint venture.

The net value of investments in unconsolidated subsidiaries and affiliates includes the differences between purchase price and Eni’s share of net assets of euro 474 million. Such differences relate primarily to Unión Fenosa Gas SA (euro 185 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 180 million) and Azienda Energia e Servizi Torino SpA (euro 72 million).

The following are the amounts, according to Eni’s interest, from the last available financial statements of unconsolidated subsidiaries and affiliates:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Unconsolidated subsidiaries	Affiliates	Unconsolidated subsidiaries	Affiliates

Total assets	1,340	8,232	1,502	8,637
Total liabilities	1,132	5,735	1,331	5,958
Net sales	140	4,658	110	6,476
Operating income	5	278	20	330
Net income	(3)	123	18	150

The reserve for losses related to investments, included in the reserve for contingencies (Note 12) concerns the following companies:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	39	39
Consorzio Set Sviluppo Elettrico Trecate	15	18
Caspian Pipeline Consortium R - Closed Joint Stock Company	13	16
Lasmo Petroleum Development BV	10	9
Other companies	44	9
	121	91

8 Intangible assets

(million euro)	Net value at Dec. 31, 2003	Investments	Amortization	Other changes	Net value at Dec. 31, 2004	Reserve amortization writedown at Dec. 31, 2004

Organizational and financing costs	20	2	(10)	(2)	10	63
Costs for research and development	167	550	(608)	(3)	106	740
Industrial patent right and intellectual property rights	162	60	(139)	91	174	808
Concessions, licenses, trademarks and similar items	934	10	(108)	(12)	824	1,346
Goodwill	1,982	13	(135)	(45)	1,815	416
Intangible assets in progress and advances	133	75		(148)	60	5
Other intangible assets	212	22	(43)	10	201	335
	3,610	732	(1,043)	(109)	3,190	3,713

Organizational and financing costs of euro 10 million concern costs for extraordinary corporate operations, costs for setting up or expanding production activities and costs for share capital increases.

Costs for research and development of euro 106 million concern mainly the purchase of mineral rights (euro 96 million). This item also includes exploration expenditures amortized in the year for euro 491 million (euro 632 million in 2003).

Concessions, licenses, trademarks and similar items for euro 824 million concern primarily the transmission rights for natural gas imported from Algeria (euro 664 million) and concessions for mineral exploration (euro 76 million).

Goodwill of euro 1,815 million concerns primarily the Gas & Power segment (euro 788 million, of which euro 770 million relates to the Public Offering for Italgas SpA shares), the Oilfield Services, Construction and Engineering segment (euro 785 million, of which euro 754 million relates to the purchase of Bouygues Offshore SA, now Saipem SA), the Exploration & Production segment (euro 195 million relates to the purchase of Lasmo Plc, now Eni Lasmo Plc), the Refining & Marketing segment (euro 46 million). Other changes of euro 45 million relate primarily to the change in the scope of consolidation following the sale of Agip do Brasil SA (euro 51 million).

Other intangible assets of euro 201 million concern primarily royalties for the use of licenses by Polimeri Europa SpA (euro 90 million) and investments in assets of third parties (euro 16 million).

Changes in goodwill for the years indicated by segment are as follows:

(million euro)	Initial balance	Capital Expenditure	Depreciation Amort. charges	Change in Consolidation	Exchange difference conversion	Other changes	Final balance	Reserve for amort. depreciation

Dec. 31, 2003
Exploration & Production	250		(18)		(19)		213	54
Gas & Power	77	2	(45)	4	(4)	798	832	49
Refining & Marketing	93	26	(21)		1	10	109	124
Oilfield Services Construction and Engineering	880		(55)		(7)	7	825	97
Other segments	7		(2)			(2)	3	9
	1,307	28	(141)	4	(29)	813	1,982	333
Dec. 31, 2004
Exploration & Production	213		(19)		1		195	71
Gas & Power	832		(45)		5	(4)	788	94
Refining & Marketing	109	1	(16)	(51)	1	2	46	90
Oilfield Services Construction and Engineering	825	12	(53)			1	785	150
Other segments	3		(2)				1	11
	1,982	13	(135)	(51)	7	(1)	1,815	416

9 Other non-current assets

Other non-current assets consist of the following:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Securities held as long-term assets:
- Italian treasury bonds	22	22
- other securities	1	1
Other	93	117
Deferred tax assets	2,167	2,203
	2,283	2,343

Securities held as long-term assets are carried at cost, adjusted for permanent impairment, and represent security deposits from customers of euro 22 million (euro 21 million at December 31, 2003).

Deferred tax assets are described in Note 12 "Reserves for contingencies and deferred and other non-current tax liabilities".

10 Taxes payable

Taxes payable include the following:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Customs and excise duties	273	793
Income taxes payable	1,262	1,213
Other	648	508
	2,183	2,514

Taxes payable of euro 2,514 million increased by euro 331 following the increase in customs and excise tax duties (euro 520 million) due to circumstance that in 2004 the fiscal measure providing the anticipated payment in December of the excise tax on petroleum products sold during the second half of December has not been renewed. Such increase has been partially offset by the decrease in income taxes payable and other taxes payable (euro 189 million).

11 Debt

Short-term debt

Eni’s short-term debt is composed of the following:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Due to:
- banks	3,633	2,196
- other financing institutions	151	233
- commercial paper	3,510	1,540
- unconsolidated subsidiaries	65	54
- affiliates	69	92
	7,428	4,115

Short-term debt by currency is as follows:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Euro	3,628	2,389
US dollar	3,218	1,302
British pound	84	253
Norwegian kroner	278	21
Other	220	150
	7,428	4,115

The average interest rate of Eni’s short-term debt was 2.13% and 2.49% for the years ended December 31, 2003 and 2004, respectively.

Short-term debt of euro 4,115 million decreased by euro 3,313 million. Such decrease was primarily due to the balance of payments and new liabilities (euro 3,622 million) and to the exchange rate differences related to the translation of financial statement prepared in currencies other than euro (euro 22 million). This decrease was partially offset by the inclusion in the scope of consolidation of Serfactoring SpA (euro 332 million).

On December 31, 2004 Eni maintained committed and uncommitted unused lines of credit with various domestic and foreign banks for euro 5,304 and 7,771 million, respectively (euro 4,647 million and euro 4,799 million, respectively, at December 31, 2003). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

Long-term debt

Eni’s long-term debt, including current maturities, as of December 31, 2003 and 2004, and the related maturity schedules are as follows:

(million euro)	Dec. 31	Current maturity	Long-term maturity

Type of debt instrument	Maturity range	2003	2004	2005	2006	2007	2008	2009	After	Total

Due to banks:
- ordinary loans	2005-2017	2,722	2,167	151	473	380	152	348	663	2,016
- interest rate assisted loans	2005-2013	137	101	74	14	4	3	2	4	27
- other financings	2005-2007	359	286	2	59	225				284
		3,218	2,554	227	546	609	155	350	667	2,327
Notes of credit	2004	33
Ordinary bonds	2005-2027	4,793	5,331	660	860	406	125	496	2,784	4,671
Other financing institutions	2005-2019	782	725	49	89	107	34	120	326	676
		8,826	8,610	936	1,495	1,122	314	966	3,777	7,674

Long-term debt of euro 8,610 million decreased by euro 216 million. Such decrease was primarily due to the effect of exchange rate differences on the translation of financial statements prepared in currency other than euro (euro 210 million) and to the effect of exchange rate differences on the alignment to the year-end exchange rate of debts in currencies other than functional currencies (euro 57 million). The increase was partially offset by the balance of payments and liabilities (euro 22 million).

Eni entered into financing arrangements with the European Investment Bank, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s consolidated financial statements or of a rating not inferior to A - (S&P) and A3 (Moodys). At December 31, 2003 and 2004, the amount of short and long-term debt subject to restrictive covenants was euro 865 million and euro 1,104 million, respectively (of which, euro 300 million relating to rating). Furthermore, Saipem SpA entered into financing arrangements with banks for euro 300 million, that require maintenance of certain financial ratios generally based on Saipem’s consolidated financial statements. Eni and Saipem are in compliance with the covenants contained in these financing arrangements.

Ordinary bonds of euro 5,331 million concern primarily notes issued by Eni in its Euro Medium Term Notes program for a total of euro 4,296 million and other ordinary bonds for a total of euro 1,035 million. Ordinary bonds, including the issuing entity, the expiration dates and the interest rates, by currency, are as follows:

Maturity	% rate

(million euro)	Amount	Value	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	Euro		2013		4.625
- Eni Coordination Center SA	851	British pound	2010	2019	4.875	5.250
- Eni Coordination Center SA	696	Euro	2005	2015		variable
- Eni SpA	500	Euro		2010		6.125
- Eni Coordination Center SA	213	US dollar	2005	2007		variable
- Enifin SpA	100	Euro		2005		variable
- Eni Coordination Center SA	95	US dollar	2005	2014	4.610	6.820
- Eni Coordination Center SA	93	Japanese yen	2008	2019	0.810	2.320
- Eni Coordination Center SA	92	Swiss franc	2005	2007		variable
- Eni Coordination Center SA	73	Euro	2008	2024	4.750	5.050
- Eni Coordination Center SA	52	Swiss franc		2006		1.750
- Enifin SpA	31	Euro		2005		3.350
	4,296
Other bonds:
- Eni USA Inc	294	US dollar		2027		7.300
- Eni USA Inc	220	US dollar		2006		7.500
- Eni Lasmo Plc (*)	212	British pound		2009		10.375
- Eni USA Inc	147	US dollar		2007		6.750
- Enifin SpA	129	Euro		2005		variable
- Eni Investment Plc	18	British pound		2005		variable
- Eni Finance Inc	15	US dollar		2005		10.300
	1,035
	5,331

___________________

(*) The bond is guaranteed by a fixed deposit recorded under non-current receivables (euro 234 million).

Ordinary bonds due within 18 months amount to euro 953 million and concern Eni Coordination Center SA (euro 440 million), Enifin SpA (euro 260 million), Eni USA Inc (euro 220 million), Eni Investments Plc (euro 18 million) and Eni Finance Inc (euro 15 million). During 2004 Eni Coordination Center SA issued obligations for euro 712 million.

Long-term debt, including current maturities and average interest rates, by currency, is as follows:

	Dec. 31, 2003	Average	Dec. 31, 2004	Average
	(million euro)	interest rate	(million euro)	interest rate

Euro	6,235	3.56	5,709	3.33
US dollar	1,855	5.67	1,548	6.54
British pound	517	6.47	1,082	6.09
Swiss franc	146	0.47	146	1.14
Japanese yen	40	0.65	96	1.37
Other	33	9.99	29	8.74
	8,826		8,610

At December 31, 2004 Eni maintains committed unused long-term lines of credit for euro 710 million (completely used at December 31, 2003). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

In the normal course of business, Eni utilizes various derivative contracts to reduce risks arising from interest rate and foreign currency exchange rate fluctuations, both for long and short-term debt. See Note 23 for a more detailed discussion.

Certain debt, in the amount of euro 332 million and euro 274 million at December 31, 2003 and 2004, respectively, is guaranteed by mortgages and liens on the fixed assets of consolidated companies and by pledges on marketable securities and fixed deposits.

12 Reserves for contingencies and deferred and other non-current tax liabilities

(million euro)	Amount at the beginning of the year	Additions	Deduction	Other changes	Year-end amount

December 31, 2003
Employee retirement and similar obligations	128	31	(12)	28	175
Other reserves for contingencies:
- site restoration and abandonment	1,980	173	(51)	(62)	2,040
- environmental risks	1,608	97	(143)	69	1,631
- loss adjustments and actuarial reserves for Eni’s insurance companies	593	16	(21)	11	599
- contract penalties and disputes reserve	211	18	(50)	2	181
- restructuring or decommissioning of production facilities	304	50	(61)	(75)	218
- losses related to investments	106	55	(24)	(16)	121
- financial risks	8	3	(6)		5
- reserve for redundancy incentives	42	39	(33)	17	65
- other (*)	542	269	(86)	(52)	673
	5,394	720	(475)	(106)	5,533
Non-current income tax liabilities:
- deferred taxation	2,386	802	(1,276)	348	2,260
- other tax reserves	225	24	(73)	6	182
	2,611	826	(1,349)	354	2,442
	8,133	1,577	(1,836)	276	8,150
December 31, 2004
Employee retirement and similar obligations	175	57	(11)	9	230
Other reserves for contingencies:
- site restoration and abandonment	2,040	319	(48)	(254)	2,057
- environmental risks	1,631	141	(136)	3	1,639
- loss adjustments and actuarial reserves for Eni’s insurance companies	599	58	(26)	62	693
- contract penalties and disputes reserve	181	32	(16)	16	213
- restructuring or decommissioning of production facilities	218	2	(21)	(20)	179
- losses related to investments	121	13	(15)	(28)	91
- OIL insurance		91			91
- financial risks	5	64		(5)	64
- reserve for redundancy incentives	65	7	(60)	24	36
- other (*)	673	465	(246)	(83)	809
	5,533	1,192	(568)	(285)	5,872
Non-current income tax liabilities:
- deferred taxation	2,260	797	(208)	(316)	2,533
- other tax reserves	182	73	(6)	(14)	235
	2,442	870	(214)	(330)	2,768
	8,150	2,119	(793)	(606)	8,870

___________________

(*) Each individual amount included herein does not exceed euro 50 million.

At December 31, 2004 deductions in reserves amounted to euro 568 million, of which euro 102 million related to deductions not corresponding to cash expenditures. The most significant deductions not corresponding to cash expenditures in 2004 primarily relate to: (i) the reserve created in 2002 by Stoccaggi Gas Italia SpA following the difference of retroactive storage tariffs relating to the decision No. 26/2002 of the Authority for Electricity and Gas. Following compensation made to interested customers in 2004 Eni believes further compensation to be unlikely, for this reason the residual amount of the reserve is considered to be redundant (euro 28 million); and (ii) an adjustment by Padana Assicurazioni SpA to the "loss adjustment and actuarial reserve for Eni’s insurance companies" arising from estimates concerning accident rates differing from actual experiences (euro 26 million). Other deductions not corresponding to cash expenditures relate to various immaterial items.

At December 31, 2003 deductions in reserves amounted to euro 475 million, of which euro 129 million related to deductions not corresponding to cash expenditures. The most significant deductions not corresponding to cash expenditures in 2003 primarily relate to: (i) an adjustment by Padana Assicurazioni SpA to the "loss adjustment and actuarial reserve for Eni’s companies" arising from estimates concerning accident rates differing from actual experiences (euro 21 million); and (ii) a reversal of the item "Contract penalties and disputes reserve" (euro 19 million) due to the fact that previously Eni had accrued a provision for the payment of contractual penalties related to the transmission and storage of natural gas. Following the issuing of a network code and a better interpretation of the tariff regime established by the Authority for Electricity and Gas, such penalties are no longer due. Other deductions not corresponding to cash expenditures relate to various immaterial items.

The "Site restoration and abandonment" reserve of euro 2,057 million represents primarily the estimated costs for well-plugging, abandonment and site restoration (euro 2,024 million). Other changes for euro 254 million concern primarily the transfer of the site restoration and abandonment reserve due to the sale of mineral assets (euro 221 million) and an exchange rate loss from the translation of financial statements denominated in currencies other than the euro (euro 27 million). The total estimated future site restoration and abandonment costs for Eni’s worldwide oil and gas properties totaled approximately euro 2,964 million at December 31, 2004 (euro 2,700 million at December 31, 2003).

The "Environmental risks" reserve of euro 1,639 million represents primarily the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,275 million), the Refining & Marketing segment (euro 233 million) and the Gas & Power segment (euro 64 million). Additions euro 141 million relate primarily to the Refining & Marketing (euro 122 million) and Exploration & Production (euro 18 million) segments.

The "Loss adjustment and actuarial reserves for Eni’s insurance companies" of euro 693 million represents the liabilities accrued for claims on insurance policies underwritten by Eni’s captive insurance company.

Contingent liabilities are included primarily under the caption "Contract penalties and disputes reserve".The balance of euro 213 million at December 31, 2004 is comprised of numerous matters of differing nature. Accruals have been based on Eni’s best estimate of the expected probable liability.

The "Restructuring or decommissioning of production facilities" reserve of euro 179 million mainly represents the estimated costs related to divestments and facilities closures of Syndial SpA (euro 157 million). Other changes relate in particular to the reclassifications to "Reserve for redundancy incentives" made by Syndial SpA (euro 20 million).

The "Reserve for losses on investments" of euro 91 million represents losses on investments incurred to date in excess of their carrying value (Note 7).

The "OIL insurance" reserve of euro 91 million include a provision related to the estimated charges due by Eni for the participation in the mutual insurance of Oil Insurance Ltd, relating to accidents occurred in the past 5 years.

The "Financial risks" reserve of euro 64 million includes, essentially, the charge related to the sale to British Telecom Plc of a credit of euro 87 million towards Eni’s affiliate Albacom SpA (euro 62 million).

The "Reserve for redundancy incentives" of euro 36 million represents liabilities primarily for the Refining & Marketing segment (euro 15 million), the Oilfield Services, Construction and Engineering segment (euro 9 million) and the Petrochemicals segment (euro 8 million). Other changes for euro 24 million concern primarily the reclassification from the "Restructuring or decommissioning of production facilities" reserve made by Syndial SpA (euro 20 million).

With respect to the foregoing liabilities, Eni does not expect any material, reasonably possible, additional loss beyond the amounts accrued above.

"Net Deferred tax liabilities" of euro 2,533 million have already been reduced by deferred tax assets for which Eni possesses the legal right of offset. Other changes of euro 316 million concern, primarily, the set-off, for each company, of tax assets and deferred tax liabilities (euro 220 million) and net exchange differences due to the translation of financial statements prepared in currencies other than euro (euro 51 million).

Net deferred income tax liabilities

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Deferred income taxes	4,032	4,560
Deferred tax assets may be offset	(1,772)	(2,027)
	2,260	2,533
Deferred tax assets may not be offset	(2,167)	(2,203)
	93	330

The most significant temporary differences giving rise to net deferred tax liabilities are as follows:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Deferred tax liabilities:
- anticipated and accelerated depreciation	3,132	3,778
- differences between purchase cost and net book value of acquired consolidated companies	448	294
- reserve for uncollectable receivables	150	137
- reserves for accelerated contingencies	89	83
- gains taxable in the future	62	46
- distributable reserves subject to taxes	21	20
- other	130	202
	4,032	4,560
Deferred tax assets:
- accruals for doubtful accounts and reserve for contingencies	(1,869)	(2,054)
- tax loss carryforwards	(1,403)	(1,124)
- asset revaluations as per Law 342/2000	(760)	(855)
- investment revaluations in accordance with Law 292/1993 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(818)	(818)
- asset revaluations as per Law 448/2001	(424)	(639)
- losses of investments and subsidiaries in excess of currently allowable tax deductions	(644)	(472)
- future deductible amortization	(272)	(432)
- writeoffs of tangible, intangible assets and or inventories deductible in the future	(355)	(255)
- other	(724)	(599)
	(7,269)	(7,248)
Less:
Valuation allowance	3,330	3,018
	(3,939)	(4,230)
Net deferred tax liabilities	93	330

The valuation allowance for deferred tax assets (euro 3,330 and 3,018 million for the years ending December 31, 2003 and 2004 respectively) mainly relates to consolidated companies with accumulated fiscal losses which are not expected to be recovered against future fiscal profits and to temporary differences which the company does not expect will be utilized.

Tax loss carryforwards

Under Italian tax regulations, losses may be carried forward for up to five years, with the exception of the losses suffered in the first three periods, which have no expiration date. For non-Italian tax loss carryforwards, the period generally averages up to 5 years, with a significant portion having no expiration date. Tax loss carryforwards reverse at a rate of 33% for Italian companies and an average rate of 36% for foreign companies.

Gross tax loss carryforwards of euro 3,413 million expire as follows:

(million euro)	Domestic	Foreign

2005	31	22
2006	415	55
2007	944	143
2008	275	190
2009	19	23
over 2009		206
without expiration		1,090
	1,684	1,729

Tax loss carryforwards expected to be utilized amount to euro 295 million and relate primarily to foreign companies (euro 206 million). The tax effect of such tax loss carryforward is euro 73 million.

Other tax reserves of euro 235 million include primarily estimated charges for unsettled tax claims related to uncertain application of the tax regulation for the foreign companies of the Exploration & Production segment. All tax years prior to 1999 have been settled, for direct taxes, with Italian tax authorities, by Eni SpA and most of its Italian subsidiaries. The situation for foreign companies is more complex, however, with a few exceptions, all tax years prior to 1999 have been settled.

13 Shareholders’ equity

Share capital

Eni SpA had 4,004,424,476 shares (nominal value euro 1 each) fully paid-up as of December 31, 2004 (4,002,922,176 at December 31, 2003), of which: (i) 2,556,297,973 shares, corresponding to 63.84% are publicly held; (ii) 813,443,277 shares, corresponding to 20.31% are held by the Ministry of Economy and Finance; (iii) 400,288,388 shares, corresponding to 10% are held by Cassa depositi e prestiti SpA; (iv) 234,394,888 shares, corresponding to 5.85% are held by Eni SpA. During 2004 1,502,300 shares subscribed by managers have been issued under the stock grant plan following the expiration of the plan issued in 2001 (1,344,750 shares) and the agreed termination of employment of some managers (157,550 shares, of which 112,450 shares related to the plan issued in 2001 and 45,100 shares related to the plan issued in 2002).

Reserves

The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to the Italian Civil Code (the "Civil Code"). Under the Civil Code, with respect to income of any year, an amount equal to 5% of the net income of Eni SpA, as recorded in Eni SpA’s statutory financial statements for such year, must be set aside until the cumulative legal reserve is equal to one-fifth of the nominal value of Eni SpA’s issued and outstanding share capital. Such dividend restriction also applies to each Italian subsidiary of Eni.

Reserves include amounts received from the Ministry of Economy and Finance to reimburse Eni SpA for principal and interest payments on loans obtained and bonds issued in prior years, which under Laws No. 730/1983, No. 749/1985 and No. 41/1986, were obligations of the Government.

The "Reserve for the issue of shares in accordance with Article 2349 of the Italian Civil Code" contains earnings destined to increase share capital under the stock option plan. At December 31, 2004 the number of shares to assign for no consideration is 938,000 shares nominal value 1 euro (2,443,050 shares at December 31, 2003).

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro amounted to euro 697 million, of which euro 500 million related to companies whose functional currency is the US dollar.

As provided by Italian law, dividends may be paid by Eni SpA only out of retained earnings plus distributable reserves and statutory net income for the current year net of the amount to be allocated to the legal reserve in the subsequent year.

Approximately euro 23,300 million was unrestricted as to payment of dividends at December 31, 2004, a portion of which is subject to taxation upon distribution. Deferred tax liabilities for euro 20 million have been recorded in relation to the reserves expected to be distributed.

Treasury shares

Treasury shares amount to euro 3,229 million (euro 3,164 million at December 31, 2003) and consist of 234,394,888 ordinary shares nominal value euro 1 owned by Eni SpA (230,568,453 ordinary shares nominal value euro 1 as of December 31, 2003). Such shares are valued at cost and have been repurchased to increase shareholder’s value in accordance with the decisions of Eni’s shareholders meeting.

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

The reconciliation of net income and shareholders’ equity as reported in Eni SpA’s statutory financial statements to those reported in the consolidated financial statements is as follows:

(million euro)	Net income	Shareholders’ equity

2002	2003	2004	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004

As recorded in Eni SpA’s financial statements	3,880	2,850	4,684	26,498	27,566	29,433
Treasury shares				(2,838)	(3,164)	(3,229)
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated companies as accounted for in Eni SpA financial statements	1,049	2,118	4,526	7,118	4,413	8,852
Consolidation adjustments:
- difference between cost and underlying value of equity	(83)	(169)	(161)	1,131	2,873	2,745
- elimination of tax adjustments and compliance with accounting policies	1,261	1,453	(2,736)	(1,218)	(1,432)	(4,816)
- elimination of unrealized intercompany (profits) losses	(1,024)	132	(103)	(2,777)	(2,409)	(2,468)
- deferred taxation	120	(138)	1,318	120	117	1,645
- other adjustments	19	(92)	360	317	354	304
	5,222	6,154	7,888	28,351	28,318	32,466
Minority interest	(629)	(569)	(614)	(2,094)	(1,622)	(2,128)
As recorded in consolidated financial statements	4,593	5,585	7,274	26,257	26,696	30,338

In 2004, other adjustments of net income of euro 360 million include euro 311 million, which is related to the fact that the gains from the sale to Mediobanca SpA of shares representing 9.054% of the share capital of Snam Rete Gas SpA were higher in the consolidated financial statements than in Eni SpA financial statements.

14 Net sales from operations

Net sales from operations are as follows:

(million euro)	2002	2003	2004

Gross sales from operations	61,500	65,362	72,509
Change in contract work in progress	1,127	1,150	1,108
Less:
- excise tax	(13,139)	(13,520)	(14,060)
- services billed to joint venture partners	(1,566)	(1,505)	(1,175)
	47,922	51,487	58,382

Net sales from operations for the three years ending December 31, 2004, are netted of euro 1,763 million, euro 1,490 million and euro 1,511 million, respectively, for buy/sell contracts associated with crude oil and refined products.

15 Purchases, services and other

Purchases, services and other include the following:

(million euro)	2002	2003	2004

Production costs-raw, ancillary and consumable materials and goods	22,658	24,087	27,489
Production costs-services	8,614	10,431	10,675
Lease, rental and royalty expenses	1,454	1,407	1,600
Other expenses	1,575	1,433	1,552
	34,301	37,358	41,316
less:
- services billed to joint venture partners	(1,566)	(1,505)	(1,175)
- capitalized direct costs associated with self-constructed assets	(842)	(1,277)	(1,010)
- repayment of royalties			(23)
- personnel seconded		(10)	(16)
	31,893	34,566	39,092

Lease, rentals and royalty expenses include royalties on hydrocarbons extracted for euro 508 million, euro 538 million and euro 744 million in 2002, 2003 and 2004 respectively.

Production costs-raw, ancillary and consumable materials and goods for the three years ending December 31, 2004, 2003 and 2002 are netted of euro 1,763 million, euro 1,490 million and euro 1,511 million, respectively, for buy/sell contracts associated with crude oil and refined products.

16 Payroll and related costs

Payroll and related costs are analyzed as follows:

(million euro)	2002	2003	2004

Wages and salaries	2,441	2,412	2,481
Social security contributions	650	693	672
Employee termination indemnities	121	126	124
Pensions and similar obligations	15	31	58
Other costs	119	91	99
	3,346	3,353	3,434
Plus:
- personnel seconded		10	16
Less:
- revenues related to personnel costs	(53)	(36)	(35)
- capitalized direct costs associated with self-constructed assets	(190)	(161)	(151)
	3,103	3,166	3,264

17 Depreciation, amortization and writedowns

Depreciation, amortization and writedowns consist of the following:

(million euro)	2002	2003	2004

Depreciation and amortization:
- intangible assets	1,423	1,266	1,043
- fixed assets	3,543	3,447	3,525
	4,966	4,713	4,568
Writedowns:
- intangible assets	95	30	2
- fixed assets	447	411	293
	542	441	295
	5,508	5,154	4,863
Less:
- direct costs associated with self-constructed assets	(4)	(3)	(2)
	5,504	5,151	4,861

18 Financial income (expense) and exchange differences, net

Financial expense and exchange differences, net, consist of the following:

(million euro)	2002	2003	2004

Interest and other financial income	512	436	451
Securities gains	44	34	31
Interest and other financial expense	(737)	(710)	(729)
Exchange differences, net	(30)		(2)
Less:
- interest capitalized	44	86	154
	(167)	(154)	(95)

Interest and other financial expense of euro 729 million include the charge related to the sale to British Telecom Plc of a credit of euro 87 million towards Eni’s affiliate Albacom SpA (euro 62 million).

19 Other income (expense) from investments

Other income (expense) from investments consists of the following:

(million euro)	2002	2003	2004

Income from equity investments	178	180	199
Dividends	32	22	72
Gains on disposals	55	39	36
Other revaluation of investments	6	9	1
Writedown of investments	(222)	(272)	(81)
Other	(6)	5	2
	43	(17)	229

20 Extraordinary income (expense)

Extraordinary income (expense) consists of the following:

(million euro)	2002	2003	2004

Extraordinary income
Gains on disposals	257	290	661
Other extraordinary income	112	273	44
	369	563	705
Extraordinary expense
Restructuring cost:
- provisions for risks	(157)	(248)	(601)
- cost of redundancy incentives	(114)	(116)	(54)
- writedowns of fixed assets	(55)	(66)	(20)
	(326)	(430)	(675)
Other extraordinary expenses	(72)	(84)	(86)
	(398)	(514)	(761)
	(29)	49	(56)

2004 Extraordinary items

Gains on disposals of euro 661 million concern primarily: (i) the sale to Mediobanca SpA of shares representing 9.054% of the share capital of Snam Rete Gas SpA (euro 519 million); (ii) the sale of the oil and LPG products distribution company Agip do Brasil SA (euro 94 million); (iii) the sale of a business related to the waste disposal in Ravenna (euro 27 million); (iv) the sale of service stations in the Refining & Marketing segment (euro 12 million).

Provisions for risks of euro 601 million relate primarily to: (i) charges for environmental remediation of Syndial SpA (euro 162 million) and the Refining & Marketing segment (euro 141 million); (ii) provisions for future risks related to the estimated charges due by Eni for the participation in the mutual insurance Oil Insurance Ltd relating to accidents occurred in the past 5 years (in particular, to substantial damages recorded in 2004).This amount will be paid in the next 5 years (euro 91 million); (iii) charges for liabilities considered probable relating to guarantees given in relation to sale transactions in the Refining & Marketing segment (euro 64 million); (iv) provisions for tax proceedings due to a tax claim in Angola (euro 39 million) and restructuring costs (euro 14 million) in relation to the rationalization of the presence of the Exploration & Production segment in the United Kingdom; (v) future operating costs of inactive sites in Syndial SpA (euro 20 million).

Redundancy incentives of euro 54 million concern primarily the Refining & Marketing segment (euro 20 million), the Gas & Power segment (euro 10 million), the Petrochemicals segment (euro 6 million) and the Corporate and financial companies segment (euro 11 million).

Writedowns and losses of euro 20 million concern essentially the writedown of the Fornovo plant following the reorganization of solvent production activities (euro 18 million).

2003 Extraordinary items

Gains on disposals relate to the sale of investments, businesses and fixed assets as a result of restructuring activities. In particular disposal gains of euro 290 million are primarily due to the sale of service stations and land in the Refining & Marketing segment (euro 237 million) and the sale of fixed assets and the sea transport activity in the Gas & Power segment (euro 52 million).

Other extraordinary income of euro 273 million relate primarily to the compensation paid by Edison SpA to Syndial SpA in relation to the Enimont dispute (euro 200 million), the release of reserves for excess provisions and the definition of legal proceedings (euro 47 million, of which euro 38 million relating to Syndial SpA).

Provisions for risks of euro 248 million relate primarily to charges for environmental remediation of Syndial SpA (euro 82 million) and the Refining & Marketing segment (euro 51 million) and to future operating costs of inactive sites in Syndial SpA (euro 48 million).

Redundancy incentives of euro 116 million concern primarily the Petrochemical segment (euro 37 million), the Refining & Marketing segment (euro 32 million), the Gas & Power segment (euro 15 million) and the Oilfield Services, Construction and Engineering segments (euro 15 million).

Writedowns and losses of euro 66 million include the loss of concessions for highway service stations (euro 35 million) and the writedown of plants in the Petrochemicals segment (euro 11 million).

2002 Extraordinary items

Gains on disposals relate to sales of investments, businesses and fixed assets as a result of restructuring activities. In particular gains on disposal of euro 257 million are primarily due to: (i) the sale of service stations in the Refining & Marketing segment in Italy (euro 127 million); (ii) the sale of the share capital of Agip Nigeria Ltd (euro 87 million); (iii) the sale of fixed assets (euro 28 million, of which euro 21 million related to the Gas & Power segment); (iv) the sale of consolidated businesses (euro 15 million).

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

Redundancy incentives of euro 114 million concern primarily the Petrochemical segment (euro 34 million), the Gas & Power segment (euro 27 million), the Refining & Marketing segment (euro 25 million) and the Oilfield Services, Construction and Engineering segments (euro 14 million).

Writedowns and losses of euro 55 million include the writedown of fixed assets in the Petrochemical segment (euro 23 million), the loss on the sale of the Priolo refinery to Erg Raffinerie Mediterranee Srl (euro 22 million) and the loss on the disposal of consolidated businesses and fixed assets (euro 10 million, of which euro 9 million related to the Gas & Power segment).

21 Income taxes

(million euro)	2002	2003	2004

Current taxes:
- Italian subsidiaries	1,451	1,583	1,138
- foreign subsidiaries operating in the Exploration & Production segment	2,040	2,296	3,127
- other foreign subsidiaries	163	201	231
	3,654	4,080	4,496
Less:
- Tax credits on dividend distributions not offset with current tax payment			(39)
	3,654	4,080	4,457
Deferred taxes:
- Italian subsidiaries	(542)	(904)	184
- foreign subsidiaries operating in the Exploration & Production segment	53	67	13
- other foreign subsidiaries	(38)	(2)	(1)
	(527)	(839)	196
	3,127	3,241	4,653

Income taxes payable of euro 1,138 million relate to Ires (National income tax) for euro 863 million and Irap (Regional income tax) for euro 262 million and foreign income taxes of euro 13 million.

The effective tax rate is 37.1% compared with a statutory tax rate of 38.5%, calculated by applying a 33% tax rate (Ires) to income before taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

The difference between the statutory and effective tax rate is due to the following factors:

(%)	2002	2003	2004

Statutory tax rate	42.1	39.9	38.5
Items increasing (decreasing) statutory tax rate:
- higher (lower) foreign subsidiaries tax rate	2.7	7.4	5.4
- permanent differences	0.8	(0.2)	(0.9)
- revaluation of anticipated taxes			(1.0)
- effect of the application of Law No. 448/2001		(3.1)	(2.0)
- effect of the application of Law No. 342/2000	(4.7)	(3.6)	(2.1)
- tax benefit due to the application of favorable tax laws	(4.9)	(1.4)
- effect of the budget Law 2004		(4.4)
Other	1.5	(0.1)	(0.8)
	(4.6)	(5.4)	(1.4)
Effective tax rate	37.5	34.5	37.1

Permanent differences in 2004 concern mainly the gain recorded in the consolidated financial statements due to the sale of 9.054% of the share capital of Snam Rete Gas SpA (1.4%). The tax benefit due to the application of Law No. 448/2001 relates to Stoccaggi Gas Italia SpA that aligned the tax bases of the assets received in 2001 by Eni SpA and Snam SpA to the conferral value by paying a discounted tax rate of 9%. In 2004, Eni recognized deferred tax assets on natural gas inventories, that had been previously depreciated, because they were considered to not be recoverable with reasonable certainty in the future, as Law No. 170/1974 did not envision limits for the renewal of storage concessions. During 2004 Law No. 239/2004 was approved, that provided that the holder of a storage concession can have only two extensions of 10 years, therefore there are no longer uncertainties about the recovery of deferred tax assets. The recording of deferred tax assets follows the inclusion of Syndial SpA in the Consolidato fiscale nazionale (National Consolidated tax return) that allows the recognition of deferred tax assets deriving mainly from reserves for contingencies and the writedown of fixed assets that were not fiscally deducted. Tax benefits on revaluation of assets, relating to 2003, are due to the application of the budget Law for 2004 that allowed companies to revalue the assets within certain limits made in accordance with tax laws by paying a lower tax rate of 19%.

22 Earnings per share

Earnings per share is calculated by dividing "Net income" by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.

In order to compare earnings per share in the years presented, the number of shares issued through stock grants made in 2003 and 2004 has been added to the number of shares outstanding in the years 2002 and 2003. Based on this criterion, the number of shares outstanding was 3,828,447,971, 3,779,938,557 and 3,771,692,584 in the years 2002, 2003 and 2004, respectively.

The dilutive effect of potential ordinary shares on earnings per share, when stock options and stock grants, are converted into ordinary shares, is not material.

23 Commitments and contingencies

Derivative financial instruments

Eni operates internationally in the oil and natural gas, electricity generation, petrochemicals and oilfield services, construction and engineering businesses and is subject to exposure to market risks from changes in interest rates, foreign exchange rates and commodity prices.

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

Eni’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee. Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring of the tolerable risk level, the portfolio of financial instruments and market conditions.

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

The notional amounts of derivatives summarized in the sections that follow do not represent amounts exchanged by the parties and, thus, are not a measure of the credit exposure of Eni. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates, exchange rates and commodity prices. Therefore, the credit exposure of interest rate, foreign exchange and commodity contracts is represented by the fair value of contracts with a positive fair value at year-end, reduced by the effects of master netting agreements. Eni’s Board of Directors has approved policies which provide guidelines related to the criteria of eligible counterparties in derivative transactions and permissible financing investments, including purchases of securities. Although Eni is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, it does not expect any counterparties to fail to meet their obligations given the high credit standings of such counterparties.

(b) Interest rate risk management

Eni enters into various types of interest rate contracts in managing its interest rate risk, as indicated in the following table:

(million euro)	Dec. 31, 2003 Notional amount	Dec. 31, 2004 Notional amount

Interest rate swaps	5,690	5,663
Interest rate collars	74	33
	5,764	5,696

Eni enters into interest rate derivatives, particularly interest rate swaps, to alter interest rate exposures arising from mismatches between assets and liabilities, to lower funding costs and to diversify sources of funding. Under interest rate swaps, Eni agrees with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates.

The following table indicates the types of interest rate swaps used and their weighted-average interest rates and maturities. Average variable rates are based on rates at year-end and may change significantly, affecting future cash flows.

The comparison between weighted-average receive rate and weighted-average pay rate does not represent the result of derivatives, such result is calculated on the basis of the underlying hedged operation.

		Dec. 31, 2003	Dec. 31, 2004

Receive-fixed/Pay-floating swaps-notional amount	(million euro)	867	745
- weighted average receive rate	(%)	6.03	5.78
- weighted average pay rate	(%)	2.26	3.19
- weighted average maturity	(years)	2.97	2.26
Receive-floating/Pay-floating swaps-notional amount	(million euro)	1,941	1,989
- weighted average receive rate	(%)	2.25	2.32
- weighted average pay rate	(%)	2.91	3.00
- weighted average maturity	(years)	3.38	2.38
Pay-fixed/Receive-floating swaps-notional amount	(million euro)	2,882	2,929
- weighted average pay rate	(%)	4.31	4.18
- weighted average receive rate	(%)	1.77	2.25
- weighted average maturity	(years)	6.64	6.37

Eni uses interest rate collars to manage its interest rate risk. An interest rate collar is a combination of options that enable a predetermined interest rate band to be locked in. Eni also uses zero-cost collars that do not require payment of an option premium. At year-end 2004 Eni holds a single interest rate collar contract, that will expire on June 30, 2006.

(c) Foreign exchange risk management

Eni enters into various types of foreign exchange contracts in managing its foreign exchange risk, as indicated in the following table:

(million euro)	Dec. 31, 2003 Notional amount	Dec. 31, 2004 Notional amount

Forward exchange contracts	6,165	8,501
Purchased options	550	91
	6,715	8,592

Eni uses forward exchange contracts primarily to hedge existing receivables and payables, including deposits and borrowings denominated in currency other than euro. Some of the contracts involve the exchange of currencies other than the local currency, according to the needs of foreign consolidated subsidiaries. Both buy and sell amounts of such contracts are indicated at the notional value. The term of forward exchange contracts is normally not longer than one year. The increase of euro 2,336 million in forward exchange contracts is primarily due to Enifin SpA’s transactions in order to hedge financial short-term payables of Eni Coordination Center SA (euro 1,785 million).

Eni generally uses a combination of currency options that enable a predetermined risk rate band, related to expenses denominated in currencies other than euro, to be locked in. Currency options, purchased in the over-the-counter market for a premium, provide Eni with the right to buy or sell an agreed amount of currency at a specified exchange rate at the end of a specified period. The decrease of euro 459 million is essentially due to the expiration of options of the Oilfield Services, Construction and Engineering segment (euro 296 million) and Gas & Power segment (euro 144 million).

The table below summarizes, by major currency, the contractual amounts of Eni’s forward exchange and option contracts.

(million euro)	Dec. 31, 2003	Dec. 31, 2004

	Buy	Sell	Buy	Sell

US dollar	1,019	2,955	622	4,024
British pound	1,432	342	3,065	107
Norwegian kroner	140	299	267	162
Euro	100	126	71	113
Japanese yen	99	11	97	2
Swiss franc	177	1	51	1
Other	3	11	7	3
	2,970	3,745	4,180	4,412

(d) Commodity price risk management

Exchange traded crude oil and petroleum product derivative instruments are used to minimize the commodity price volatility.

In natural gas trading activity, Eni uses exchange traded crude oil forward contracts with the aim of hedging the risk related to natural gas at fixed prices under supply contracts. The purchase price of such hedging instruments is determined on the basis of a price basket with an indexation to petroleum products in the international markets.

In refining and marketing activities of petroleum products, Eni uses derivative instruments with the aim of reducing the risk of marketing activities related to the uncertainty of market prices in the period between the purchase of crude oil, the refining and the trade of finished products.

The expiration date of contracts is less than 1 year.

The table below summarizes trade derivative contracts at December 31, 2003 and 2004.

Dec. 31, 2003	Dec. 31, 2004

Buy	Sell	Buy	Sell

Crudes	(barrels)	6,629,544	1,146,000	1,497,121	2,949,000
Oil products	(tonnes)	159,849	381,200	434,150	287,411
Oil products	(gallons)		104,580		4,620
Electrical energy	(megawatthour)			804,507

(e) Sales of government bonds

Eni sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein Eni receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor (Europe Interbank Offered Rate). Such investors may sell their securities back to Eni at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Eni also entered into an interest rate swap with a financial institution wherein it receives a floating rate which is considered more favorable for its floating rate commitment to its investors. At December 31, 2003 and 2004, euro 181 million and euro 183 million, respectively, worth of such securities remained in the hands of employees. For accounting purposes, this transaction was treated as a sale of the bonds with gains recognized in current income.

Guarantees

Guarantees have been given by Eni to third parties. At December 31, 2003 and 2004, these guarantees were as follows:

(million euro)	At Dec. 31, 2003	At Dec. 31, 2004

	Unsecured guarantees	Other guarantees	Secured guarantees	Total	Unsecured guarantees	Other guarantees	Secured guarantees	Total

Unconsolidated subsidiaries	7	302		309	7	532		539
Affiliated companies	30	1,685	77	1,792	72	1,834	40	1,946
Consolidated companies	4,894	6,090		10,984	4,894	9,715		14,609
Others		198		198	5	169		174
	4,931	8,275	77	13,283	4,978	12,250	40	17,268

Unsecured guarantees and other guarantees given on behalf of unconsolidated subsidiaries and affiliated companies of euro 2,485 million (euro 2,101 million as of December 31, 2003) consist primarily of: (i) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 1,699 million (euro 1,473 million at December 31, 2003), of which euro 731 million related to a contract released by Snam SpA (now merged in Eni SpA) on behalf of Blue Stream Pipeline Co BV to a consortium of financing institutions (euro 686 million as of December 31, 2003) and euro 404 million relating to unsecured guarantees given by Enifin SpA on behalf of Spanish Egyptian Gas Co SAE, a company controlled by Unión Fenosa Gas SA, (euro 238 million at December 31, 2003); (ii) unsecured guarantees and letters of patronage given to customers in relation to contractual performance and bid bonds for euro 214 million (euro 242 million as of December 31, 2003); (iii) the fulfilment of obligations related to hydrocarbon exploration activities given on behalf of Eni Middle East BV against the contractual commitments with the Government of the Kingdom of Saudi Arabia for euro 367 million; (iv) performance guarantees of euro 111 million (euro 104 million at December 31, 2003) given on behalf of Unión Fenosa SA and Unión Fenosa Gas SA (Eni’s interest 50%). These guarantees were given in relation to contractual commitments related to the results of operations of Unión Fenosa Gas SA; (v) unsecured guarantees given to third parties in relation to the construction of a hydrocarbon treatment plant in Libya for euro 17 million (euro 160 million at December 31, 2003). The decrease of euro 143 million regards primarily the partial extinguishment of guarantees; (vi) secured guarantees of euro 40 million (euro 77 million at December 31, 2003), relate to mortgages, liens and privileges granted to banks in connection with loans to affiliated and consolidated companies. As of December 31, 2004, the underlying commitment covered by such guarantees was euro 1,825 million (euro 1,959 million as of December 31, 2003).

Guarantees given on behalf of consolidated companies of euro 14,609 million (euro 10,984 million as of December 31, 2003) consist primarily of: (i) a guarantee of euro 4,894 million (the same amount as of December 2003) given by Eni SpA to Treno Alta Velocità - TAV SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the CEPAV (Consorzio Eni per l’Alta Velocità) Uno consortium; consortium members gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) parent company guarantees given relating to contractual commitments for hydrocarbon exploration activities for euro 4,601 million determined on the basis of investment plans (euro 1,186 million at December 31, 2003). The increase of euro 3,415 million was primarily due to an increase in the guarantees given by Eni SpA on behalf of Agip Caspian Sea BV relating to contractual commitments for hydrocarbon exploration activities in the Republic of Kazakhstan for euro 3,329 million; (iii) guarantees given to third parties relating to bid bonds and performance bonds for euro 2,977 million (euro 2,841 million as of December 31, 2003); (iv) VAT recoverable from tax authorities for euro 1,196 million (euro 1,113 million as of December 31, 2003); (v) insurance risk for euro 396 million reinsured by Eni (euro 379 million as of December 31, 2003). The underlying commitment covered by such guarantees was euro 9,882 million as of December 31, 2004 (euro 7,930 million as of December 31, 2003).

Other guarantees given to third parties for euro 174 million (euro 198 million as of December 31, 2003) regard essentially: (i) guarantees given by Eni to banks and other financing institutions in relation to loans and lines of credit on behalf of subsidiaries and companies sold for euro 95 million (euro 96 million as of December 31, 2003); (ii) performance guarantees given on the behalf of Unión Fenosa SA and Unión Fenosa Inversiones SA in relation to contractual commitments related to the results of operations of subsidiaries of Unión Fenosa Gas SA for euro 41 million (euro 73 million at December 31, 2003). The underlying commitment covered by such guarantees was euro 76 million as of December 31, 2004 (euro 97 million as of December 31, 2003).

Other commitments

Other commitments and potential risks consist primarily of:

-	Obligations for purchase and sale of fixed assets of euro 324 million (euro 355 million as of December 31, 2003) related to marketable securities for euro 183 million (euro 181 million as of December 31, 2003) and investments for euro 141 million (euro 174 million as of December 31, 2003). In particular, obligations related to marketable securities concerned the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein it receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor. Such investors may sell their securities back to Sofid Sim SpA at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Against the commitment related to interest rate swaps Sofid Sim receives a variable rate more profitable than the one renown by the shareholders. Obligations relating to investments concerned primarily the concession to Erg SpA of a call option for the purchase of a 28% share of Erg Raffinerie Mediterranee SpA for euro 100 million (the same amount as of December 31, 2003).
-	Commitments of euro 319 million (euro 379 million as of December 31, 2003) primarily related to: (i) a memorandum of intent signed with the Basilicata Region whereby Eni has agreed to invest, also on account of Shell Italia E&P SpA, euro 206 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 217 million as of December 31, 2003); (ii) agreements for the area of Porto Marghera between Syndial SpA and various government entities, employee and trade groups whereby Syndial SpA has committed to invest approximately euro 90 million (euro 149 million as of December 31, 2003) in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant.
-	Risks of euro 1,151 million (euro 902 million as of December 31, 2003) are primarily associated with: (i) contractual assurances given to acquirors of certain investments and businesses of Eni for euro 406 million (euro 400 million as of December 31, 2003); (ii) potential risks associated with the value of assets of third parties under the custody of Eni for euro 551 million (euro 317 million as of December 31, 2003). The euro 234 million increase regards primarily the increase in natural gas volumes stored by Stoccaggi Gas Italia SpA (euro 236 million); (iii) environmental damages for euro 137 million (the same amount as of December 31, 2003); (iv) tax proceedings for euro 37 million (euro 18 million as of December 31, 2003).
-	Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Legal proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk reserves, Eni believes that the foregoing will not have an adverse effect on Eni’s consolidated financial statements.

Following is a description of the most significant proceedings currently pending; unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision is not reasonably quantifiable.

Environment

Eni SpA

In 1997, Grifil SpA summoned AgipPetroli SpA (merged into Eni SpA in 2002) before the Court of La Spezia. Grifil requested payment for the remediation of a polluted land parcel part of the La Spezia refinery (which was closed in 1985), sold to it in 1996 by Italiana Petroli SpA and later merged into AgipPetroli SpA. The claims for these damages amount to euro 103 million. At the end of 2002 Grifil and AgipPetroli reached an agreement under the terms of which AgipPetroli had to pay half of the clean-up costs, the total amount of which was set by an independent appraisal at euro 19 million, with AgipPetroli’s share corresponding to a maximum of euro 9.5 million, Grifil in turn had the obligation to remediate the polluted soil and to renounce any claims against Eni. Grifil did not fulfill its obligations to remediate the polluted soil; however, maintaining the possibility of precautionary requests and claims against Grifil, Eni decided to remediate the polluted soil with the assistance of a company interested in developing the parcel of land. The first action promoted by Grifil before the Court of La Spezia is still pending. On January 7, 2004 the Municipality of La Spezia put Eni in possession of the area and from that date Eni started remediation works paying the relevant costs on its own. Eni requested the conservative seizure of Grifil’s land parcel, up to a maximum value of euro 19 million. With two administrative measures, on December 2, 2003 and January 13, 2004 respectively, the Court of Genova declared the right of Eni legitimate, based on the sale contract stipulated between Italiana Petroli and Grifil, to claim the payment of all clean-up expenses that Eni will incur as Grifil did not fulfil its obligation. The judge closed the inquiry phase and stated that the judgment can be brought to an end. The final decision is expected for July 2005. As for the value attributable to the conservative seizure of Grifil’s land parcel (up to a value of euro 19 million), the Court requested Eni to file the contracts for the remediation work with the court, in which the amounts paid are recognized. The contract with an international company specializing in remediation was signed on April 15, 2004 and immediately presented to the Court. In order to preserve Grifil’s asset as a way to recover its credit versus Grifil, Eni, which is paying for the remediation works, also filed an ordinary revocation of title, so that, while waiting for the Court’s ruling, Grifil will not be able to sell the land parcel to third parties. Recently, this international company specializing in remediation has updated the cost to be incurred for the remediation of this land parcel on the basis of new information regarding the level of soil pollution. This new estimate amounts to euro 45 million, for which a relevant charge has been accrued to the risk reserve.

In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni's Gela refinery. In November 2002, "Italia Nostra" and the association "Amici della Terra" filed civil claims related to this proceeding and requested the payment of damage claims for a total of euro 15,050 million. In July 2003, the relevant Court decided for the transmission of the inquiries to the public prosecutor, recognizing a violation of Article 440 of the penal code (water and food substances corruption). The preliminary hearing was carried out on May 24, 2005. The next hearing is scheduled on October 18, 2005.

In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from the refinery of Gela, which are purported to have had negative effects on the health of a number of citizens of Gela, and on a lack of declaration of such emissions in violation of Presidential Decree No. 203 of 1988. The investigation ended with an action for events occurred from 1997. The Municipality of Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damages for a total of euro 878 million. The judgment of first degree before the Court of Gela is pending.

In 2002, the public prosecutor of Gela started an investigation in order to ascertain alleged pollution caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. An inquiry phase was closed on July 2, 2003. Some local public entities, environmental NGOs and landowners will act as injured party. On January 17, 2005, a second inquiry phase commenced in 2003 to ascertain which sort of emissions had eventually produced the alleged pollution caused by the refinery of Gela, was completed.

In March 2002 the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo for intentional pollution of water used for human consumption and requested a technical opinion, not yet concluded, to ascertain alleged infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area. The proceeding is still in the preliminary investigation phase. In consideration of the complexity of the investigation, a qualified company has been given the task to verify the cause, the origin and the extension of the infiltration. For protective purposes, actions have been taken to: (i) create safety measures and clean-up all of the polluted area; (ii) reallocate wells for drinking water in an area farther from and higher than the industrial site; and (iii) install a purification system for drinkable water. With a decision of June 1, 2004 the seizure was lifted on the storage tanks that had been seized on April 17, 2003, except for five storage tanks that are still under seizure.

In June 2002, in connection with a fire in the refinery of Gela, a penal investigation began concerning arson, environmental crimes and crimes against natural heritage. On May 12, 2004 the first hearing was held for an immediate decision. The proceeding is pending.

In 2002, the public prosecutor of Gela started a penal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. On October 27, 2003 the prosecutor asked to ascertain the state of the refinery’s storage tanks and the presence of infiltrations of refinery products into the deep water-bearing stratum, due to a breakage in some tanks. The investigation concerns the environmental rules about the pollution of water and soil and illegal disposal of liquid and solid waste materials. With a decision of November 3, 2003, the Court for preliminary investigation, in agreement with a request of the public prosecutor of Gela, had already ordered the preventive seizure of 92 storage tanks. The decree stopped activity at the refinery of Gela in November 17, 2003 following the inquiry phase and many investigations, inspections and analyses were made by experts appointed by the judge for the preliminary investigation. These experts declared there had been no reasonable loss of products from storage tanks. Thereafter, 42 storage tanks were reopened and this allowed activity at the facility to restart of the on January 19, 2004. Following this, another 38 tanks were reopened, 12 remained under seizure at December 31, 2004.

In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration, on May 21, 2004, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Dosso degli Angeli, Angela/Angelina - Ravenna Mare Sud fields and the related wells and platforms. On June 10, 2004 the Court responded to the claim filed by Eni and lifted the seizure of the Angela/Angelina - Ravenna Mare Sud fields and related wells and platforms. On March 10, 2005, the Supreme Court confirmed the decision of the Court of Rovigo lifting the seizure on Eni’s fields, thus rejecting the appeal presented by the Public Prosecutor. On February 5, 2003, a seizure had already been applied to the Naomi/Pandora platform, the Naomi 4 Dir, Naomi 2 Dir and 3 Dir - Pandora 2 Dir wells, and the underwater pipeline for the transportation of gas to the Casalborsetti facility. Eni believes it has always acted in full compliance with existing laws under the required authorizations. Taking account of the observations of the consultants of the Court of Rovigo on which the Public Prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, chaired by Prof. Enzo Boschi, professor of seismology at the Università degli Studi di Bologna and chairman of the Istituto nazionale di geofisica e vulcanologia, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and the effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. The commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public safety caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil.

EniPower SpA

In autumn 2004 the Public Prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo. Samples of the soil taken from Loreo and from EniPower’s site in Mantova are currently being examined.

Polimeri Europa SpA

In 2002, the public prosecutor of Gela started a criminal action in order to ascertain alleged illegally discharge of effluents produced by the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. In January 2005, the Court for preliminary investigation, on the basis of the request of the public prosecutor, resolved to close this proceeding against all the defendants.

Before the Court of Gela two criminal actions took place, one in relation to the activity of the F3001 furnace and the other concerning the ACN plant (disposal of FOK residue). In both cases the accused were found guilty. For the proceeding concerning the F3001 furnace the sentence was passed to the civil court for the quantification of the damage to be paid to the Caltanissetta Province. Eni appealed the Court’s decision.

Syndial SpA (former EniChem SpA)

In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, to require environmental remediation for the alleged pollution caused by the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, require them to pay environmental damages. The amount is going to be determined during the proceeding, but it will not be lower than euro 136 million, or determined by the judge as compensatory liquidation. EniChem acquired the Mantova plant in June 1989, as part of the Enimont deal. Edison SpA must hold Eni harmless or pay compensatory damage for any damage caused to third parties by plant operations before Montedison’s sale, even if the damage occurred later.

In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting therefrom. On November 2, 2001 the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney on behalf of the Ministry of Environment and the Council of Ministers, 5 public entities, 12 associations and other entities and 48 individual persons. On December 15, 2004 the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants of Eni and Syndial, the Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. All plaintiffs appealed this decision before the court of final instance. Eni recorded a provision to the risk reserve for this legal proceeding.

In 2000, the Public Prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation phase, the Public Prosecutor asked the dismissal of the case in respect of the employees and the managers of EniChem. The judge for preliminary investigation has not yet given his opinion. The relevant hearing is set for September 23, 2005.

On December 18, 2002 EniChem SpA, jointly with Ambiente SpA and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the province of Venice. The province requested compensation for environmental damages, not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous proceedings against employees and managers. In a related action, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente. The requests for damage of the Province of Venice and that of EVC Italia to EniChem and Ambiente have not been quantified. In 2004, the proceedings continued with both parties presenting memoranda; the next hearing is set on December 9, 2005.

On January 16, 2003 the Court of Siracusa issued personal cautionary measures against some employees of EniChem SpA and Polimeri Europa SpA. They are accused of illicit management relating to the production, disposal and treatment of liquid and solid waste materials and of obtaining illicit income. Polimeri Europa and EniChem, as injured parties, named their defense attorneys. The collection of evidence effected before the hearing starts in Court has been concluded and preliminary investigations have ended with the confirmation of accusations.

Press reports have suggested that the Public Prosecutor of Siracusa has started preliminary investigations on alleged malformations related to the ingestion of mercury contaminated sea food.

On April 14, 2003 the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for about euro 129 million and to financial and non-financial damages for euro 250 million (plus interest and compensation) allegedly caused by Pertusola Sud SpA (merged into EniChem) in the area of Crotone. On June 6, 2003 EniChem appeared before the court and requested the rejection of the damages and, as counterclaim, the payment of the total costs for the remediation works already underway. The relevant hearing is set on July 5, 2005 in order to allow parties to submit memoranda. The Province of Crotone entered the proceeding, claiming environmental damages for euro 300 million. Syndial was notified on October 21, 2004 of the request of the Calabria Region to appear before the Court of Milan in order to obtain a preliminary damage payment, in anticipation of the expiration of the special office for managing emergency events in Calabria. The Region requested payments for over euro 800 million. The first hearing is set on July 5, 2005.

In March 2004, Sitindustrie SpA, which in 1996 purchased a plant in Paderno Dugnano from Enirisorse (now merged into Syndial SpA), summoned Syndial SpA before the Court of Milan, requesting to establish the responsibility of Syndial SpA in the alleged pollution of soils around the plant and to require it to pay environmental damages necessary for remediation. Syndial opposed the claim based on an absence of the right of action of the plaintiff. The judge has not yet decided on Syndial’s opposition.

In October 2004, Sitindustrie SpA started an analogous proceeding against Syndial concerning the plant for the manufacture of products in copper and copper alloy at Pieve Vergonte. The relevant hearing is set on November 10, 2005; parties are allowed to submit memoranda prior to the hearing.

In May 2003 the Minister of the Environment summoned Syndial SpA before the Court of Turin and requested environmental damages for euro 2,396 million in relation to alleged DDT pollution in the Lake Maggiore caused by the Pieve Vergonte plant. On September 23, 2004 the judge summoned the parties and defined the date for the submission of memoranda. At the hearing of March 25, 2005 the judge acquired the memoranda of both parties; the decision is still pending.

The municipality of Carrara started an action at the Court of Genova requesting to Syndial SpA the remediation and reestablishment of the previous environmental conditions at the Avenza site and the payment of environmental damage. This request is related to an accident occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, had carried out safety and remediation works. The Ministry of the Environment joined the action and requested the environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 78.5 million – to be broken down among the various companies that managed the plant in the past. Previous managers include Syndial, called into the action as a guarantor, Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA. A technical survey requested by the Court is underway in order to ascertain the actual environmental damage to the site.

Tax Proceedings

Eni SpA

With a decree dated December 6, 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) will substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation has been requested from the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date. The period of foreclosure for the formal assessment of the payment is up until five years, so it is possible that payment will be requested until December 31, 2006.

During 2003, the Customs District of Taranto sent 147 formal assessments and amendments to bills of entry for finished products and goods and semi finished products produced by Eni’s Taranto refinery in 2000, 2001 and 2002 to Eni SpA, as the successor entity of AgipPetroli SpA following its merger into Eni. The notification regards about euro 24 million of customs duties not paid by the company because the imported products were not yet finished goods, but were destined to processing, for which ordinary customs tariffs allow exemption. The formal assessment does not contain the determination of any administrative penalties provided for by customs rules. The penalty can be from one to ten times the amount of taxes not paid. The notification is based on the fact that the company does not have the administrative authorization to utilize the customs exemption. The company, believing it acted properly pursuant to Circular 20/D/2003, started a proceeding for an administrative resolution, according to the customs rules. The company asked the Regional Director of Customs of Puglia for the annulment of the received assessments as a measure of self-protection. With a decision of November 26, 2004 the Regional Director accepted Eni’s appeal and ended the litigation by cancelling the 147 formal assessments.

On March 12, 2004 the Comando Nucleo Regionale Polizia Tributaria of Puglia notified a verbal action of observation to the company. In this action there is an alleged offense of smuggling and falsification of accounts for the same imports, already subjected to the previous assessments of the Customs District of Taranto and other occurrences between January 1999 and February 2003. The verbal action made by a Fiscal Officer, sent to the Public Prosecutor in the Court of Taranto, reclaims the omitted payment of customs for about euro 26 million. For the offense of smuggling, there is a penalty from two to ten times the amount of tax not paid. The notification is based on the same lack of administrative authorization, already contested by the Customs District of Taranto, that was concluded in favor of Eni by the Regional Director.

Agip Karachaganak BV

In July 2004 relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of dollar 43 million, net to Eni, and the anticipated offsetting of VAT credits for dollar 140 million, net to Eni, as well as the payment of interest and penalties for a total of dollar 128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to dollar 22 million net to Eni; meetings are underway for finding an agreement on residual matters. Eni recorded a provision to the risk reserve for this matter.

Snam Rete Gas SpA

With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, for the 2002-2003 thermal year with Decision No.146/2002 and for the 2003-2004 thermal year with Decision No. 71/2003, the Authority for Electricity and Gas published two sets of tariffs: one, in force, that does not take into account the tax, and the second one including it, that will be automatically applied with retroactive effect should the tax be judged legitimate. On September 10, 2002, Snam Rete Gas filed a claim with the Regional Administrative Court of Lombardia requesting the immediate application of tariffs including the tax. With the ruling of December 20, 2002, the Court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totaled euro 86.1 million. In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be in contrast with European rules and with the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission initially requested the Italian Government to present its observations about the argument and later with its opinion presented on July 7, 2004 it formally requested Italy to cancel the tax. The Italian Government must conform within two months from the reception of the opinion. As it did not conform, on December 20, 2004 the European Commission passed the case to the Court of Justice requesting a ruling. With a decision dated January 5, 2004, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is in contrast with European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million, already paid in April 2002, to the Sicilia Region. On May 4, 2004, the Sicilia Region repaid the first installment. On April 2, 2004 the Sicilia Region presented recourse to the Regional Tax Commission at Palermo, which, on January 5, 2005 rejected this appeal and confirmed the illegitimacy of the tax, condemning the Region to repay the amounts paid and interest accrued to Snam Rete Gas. On April 15, 2005 the Sicilia Region presented recourse to the Regional Tax Commission at Palermo. On November 3, 2003, the Sicilia Region, following the procedure presented by Snam Rete Gas concerning the yearly liquidation of the tax for 2002, requested liquidation of tax, fines and interest (euro 14.2 million) relating to the unpaid December 2002 installment. On December 30, 2003 Snam Rete Gas filed a claim with request of suspension of payment as a result of the liquidation notice received from the Sicilia Region with the Provincial Tax Commission of Palermo, that, on June 25, 2004 accepted Snam Rete Gas’s claim and decided the cancellation of the liquidation notice served by the Sicilia Region. On September 13, 2004 the Sicilia Region appealed this decision with the Regional Tax Commission at Palermo, which, on March 7, 2005 rejected this appeal and confirmed the illegitimacy of the tax. In any case Snam Rete Gas will not have to pay the tax: if the tax is considered illegitimate in other Courts of law, the company will have the right to the restitution of the money. If, to the contrary, the tax is considered legitimate by the other Courts, the Authority for Electricity and Gas will include the tax (Decision No. 146/2002 and No. 71/2003) in tariff with automatic and retroactive effects.

Other judicial or arbitration proceedings

Syndial SpA (former EniChem SpA) - Serfactoring SpA

In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA (in liquidation), that has been merged into EniChem SpA (now Syndial SpA)). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment at the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004: the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed against this partial decision, requesting in particular the annulment of the first step judgement, the reimbursment of the euro 180 million amount from Serfactoring along with the rejection of all its claims and the payment of all expense of the proceeding. The appeal pending will be discussed in a hearing set for March 16, 2007. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura decided on May 18, 2005 to suspend this determination until the publication of the decision of the Court of Appeals, in accordance with Article 295 of the Code of civil procedure.

Syndial SpA (former EniChem SpA)

In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested payment of compensatory damages for approximately euro 46 million, of which euro 3 million are compensatory damages and euro 43 million are for loss of profits. During 2004 the preliminary inquiry was completed. Conclusions were filed by the parties on the relevant hearing of May 26, 2005. The procedure is due for a decision.

Snamprogetti SpA

In December 2002, Snamprogetti SpA made a request for an arbitration proceeding against Fertilizantes Nitrogenados de Venezuela – Fertinitro CEC – to the International Chamber of Commerce of Paris. In December 2004, Fertinitro and Snamprogetti reached an agreement that provides for: (i) the acceptance of the plant in Jose, Venezuela, and in return, the Stand-by Letter of Credit it provided to Fertinitro; (ii) the recovery of the Stand-By Letter of Credit; (iii) a settlement between the parties for the payables related to the awarding of licenses from Snamprogetti and a dollar 6.5 million compensation to be paid to Fertinitro; and (iv) the decision of both parties to supersede all requests/claims made to the arbitration court. In December 2004 Snamprogetti executed the agreement.

Antitrust, EU Proceedings, actions of the Authority for Electricity and Gas and of other regulatory Authorities

Eni SpA

In March 1999, the Antitrust Authority concluded its investigation started in 1997; and (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/CE, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The decision on this dispute is still pending.

With a decision of December 9, 2004, the Italian Antitrust Authority started an inquiry on the distribution of jet fuel against six Italian companies, including Eni and some of its subsidiaries, that store and load jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged limitations to competition as oil companies would agree to divide among themselves the supplies to airlines. The date set for the closing of the inquiry March 31, 2006.

Detailed information on the investigations by the Antitrust Authority (BluGas, closed in October 2004 and TTPC, started in February 2005) is included in the "Operating Review – Gas & Power segment – Regulatory Framework", which is considered an integral part of these Notes.

GNL Italia SpA

With Decision No. 16/2004 published on February 16, 2004, the Italian Authority for Electricity and Gas initiated a formal investigation of GNL Italia SpA concerning the refusal to Gas Natural Vendita Italia SpA to access on an annual basis the regasification service at Eni’s Panigaglia terminal for volumes amounting to about 220 million cubic meters of natural gas.

On November 19, 2003 GNL Italia informed the Authority for Electricity and Gas, in accordance with Article 24 paragraph 3 of Legislative Decree No. 164/2000, of the request for regasification services on a continuous basis from Gas Natural Vendita Italia for about 220 million cubic meters of natural gas. GNL Italia offered only spot capacity as the whole regasification capacity had been conferred to Eni SpA under a contract signed on January 29, 2002 and filed with the same Authority for Electricity and Gas, and approved with Decision No. 38/2002. With Decision No. 120 of July 22, 2004 the Authority for Electricity and Gas ordered GNL Italia to provide continuous capacity to Gas Natural Vendita and initiated a formal investigation aimed at requesting a fine under Article 2, paragraph 20, letter c of Law No. 481/1995 in violation of Articles 14 and 15 of Decisions No. 120/2001 and 38/2002 of the Authority for Electricity and Gas. In order to execute the requirements of Decision No. 120/2004, GNL Italia: (i) obtained by Eni a change in its contract planning of discharges of ships in order to allow Gas Natural Vendita Italia to access the regasification services in August and September with one discharge a month; (ii) assigned capacity to Gas Natural Vendita Italia and entered a regasification contract with Gas Natural Vendita Italia that provide for a discharge per month in the months of August and September 2004. On November 19, 2004 Eni filed a claim against this decision with the Regional Administrative Court of Lombardia. This claim, concerning in particular the Authority for Electricity and Gas’s decisions on access to regasification services at the Panigaglia terminal is still pending. With decision No. 2 of January 12, 2005 the Authority for Electricity and Gas fined GNL Italia euro 50,000 that the company paid on February 21, 2005.

Polimeri Europa SpA and Syndial SpA

In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. The first product under scrutiny was EP(D)M: the European Commission submitted to inspection the manufacturing companies of that product, among which Polimeri Europa SpA and Syndial and requested information to those two companies and to their controlling company, Eni SpA. After the inquiries the Commission decided to open a procedure for violation of competition laws and notified Eni, Polimeri Europa and Syndial to that effect on March 8, 2005. Syndial filed memoranda. EP(D)M manufacture is also under scrutiny in the United States, where the Department of Justice of San Francisco requested information and documents to Polimeri Europa Americas Inc, a U.S. subsidiary of Polimeri Europa and to its deputy chairman and sales manager. Class actions were filed claiming damages in relation to the alleged violation. The investigation was also extended to the following products: NBR, CR, BR, SSBR and SBR. The European Commission started an investigation regarding BR, SBR, SSBR. On January 26, 2005 the Commission dropped the charges in relation to SSBR, while for the other products the Commission started an infraction procedure. NBR and CR are under scrutiny in Europe and the USA, where class actions have been started. With regard to CR, Syndial entered into a plea agreement with the Department of Justice pursuant to which Syndial would agree to pay a fine of US dollar 9 million, while the Department of Justice would agree that it will not bring further criminal charges against Syndial or against its affiliate companies. A court hearing has been scheduled for June 27, 2005 for the approval of the plea agreement and sentencing. Eni recorded a provision for this matter. The European Commission requested Eni, Polimeri Europa and Syndial to provide information about CR.

Stoccaggi Gas Italia SpA

With Decision No. 26 of February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority for Electricity and Gas repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both Authority for Electricity and Gas decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated September 29, 2003, that Court rejected the appeal presented by Stogit. On February 3, 2004, Stogit filed an appeal to the Council of State against the sentence of first instance.

Distribuidora de Gas Cuyana SA

The agency entrusted with the regulations for the natural gas market in Argentina ("Enargas") started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company has applied improperly calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. On April 27, 2004, Distribuidora de Gas Cuyana presented a defense memorandum to Enargas, without prejudice to any possible appeal. At this date it is not possible to quantify any negative effects deriving from this action, given its very early phase.

Other commitments and risks not included in the balance sheet

Commitments regarding long-term natural gas supply contracts stipulated by Eni, which contain take or pay clauses, are described in "Item 4 – Information on the Company – Gas & Power". Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Environmental Regulations

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemical plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules, like the decree of the Ministry of Environment published in January 8, 2004, that regards the fixing of new quality standards for aquatic environment and dangerous substances and the legislative decree on integrated environmental authorization already approved by Parliament, but not yet published on the Official Gazette, as well as the effects that may derive from the legislative decree yet to be issued for implementing Directive 2000/60/CE which establishes a European framework on waters and of the legislative decrees that shall be issued in order to implement: a) Law No. 308 of December 15, 2004 which delegated to the Government the reorganization of all regulations concerning waste management and remediation of polluted sites, protection of water bodies from pollution and management of water resources, indemnities for environmental damage, procedures for the environmental impact evaluation and strategic environmental evaluation, as well as protection of air and reduction of emissions into the atmosphere; b) a law approved by the Chamber of Deputies and currently being examined by the Senate which implements Directive 2003/87/CE on emission trading in Europe and Directive 2004/35/CE on environmental responsibility in terms of prevention and remediation of environmental damage; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

24 Segment information

Segment information is presented in accordance with the revised IAS 14. Intersegment sales are conducted on an arm’s length basis.

Information by industry segment

Following the merger of EniData SpA into Eni SpA, segment information related to this company for the years 2002 and 2003 were moved from "Other activities" to the segment "Corporate and financial companies" in which ICT activities have been concentrated.

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Total

2002
Net sales from operations (a)	12,877	15,297	21,546	4,516	4,546	1,449	586
Less: intersegment sales	(8,795)	(623)	(1,037)	(746)	(479)	(748)	(467)
Net sales to customers	4,082	14,674	20,509	3,770	4,067	701	119	47,922
Operating income	5,175	3,244	321	(126)	298	(214)	(196)	8,502
Identifiable assets (b)	23,686	12,482	7,634	2,821	5,026	901	327	52,877
Unallocated assets								12,931
Identifiable liabilities (c)	4,764	2,969	2,861	631	2,741	2,221	887	17,074
Unallocated liabilities								20,383
Capital expenditure	5,615	1,315	550	145	233	119	71	8,048
Depreciation, amortization and writedowns	(3,884)	(512)	(494)	(231)	(267)	(53)	(63)	(5,504)
Interest income	59	14	64	2	7	38	138	322
Interest expense	(185)	(37)	(26)	(11)	(10)	(3)	(296)	(568)
2003
Net sales from operations (a)	12,746	16,067	22,148	4,487	6,306	1,178	700
Less: intersegment sales	(8,468)	(450)	(621)	(438)	(897)	(733)	(538)
Net sales to customers	4,278	15,617	21,527	4,049	5,409	445	162	51,487
Operating income	5,746	3,627	583	(176)	311	(293)	(281)	9,517
Identifiable assets (b)	23,433	15,824	8,025	2,523	5,361	856	614	56,636
Unallocated assets								10,700
Identifiable liabilities (c)	4,629	3,007	2,835	612	3,463	2,139	984	17,669
Unallocated liabilities								21,349
Capital expenditure	5,681	1,760	730	141	278	70	142	8,802
Depreciation, amortization and writedowns	(3,360)	(567)	(494)	(248)	(271)	(107)	(104)	(5,151)
Interest income	37	7	18	1	21	3	110	197
Interest expense	(141)	(20)	(16)	(7)	(14)	(2)	(374)	(574)
2004
Net sales from operations (a)	15,349	17,258	26,094	5,417	6,494	1,279	851
Less: intersegment sales	(10,231)	(450)	(759)	(499)	(888)	(800)	(733)
Net sales to customers	5,118	16,808	25,335	4,918	5,606	479	118	58,382
Operating income	8,017	3,463	965	271	260	(244)	(269)	12,463
Identifiable assets (b)	23,348	16,998	8,330	2,799	5,191	709	1,166	58,541
Unallocated assets								10,571
Identifiable liabilities (c)	4,406	3,121	3,175	630	3,174	2,073	1,615	18,194
Unallocated liabilities								18,452
Capital expenditure	4,912	1,446	669	99	209	48	120	7,503
Depreciation, amortization and writedowns	(3,286)	(579)	(469)	(109)	(251)	(60)	(107)	(4,861)
Interest income	30	5	9	1	10	2	144	201
Interest expense	(118)	(17)	(10)	(4)	(22)	(1)	(403)	(575)

__________________

(a) Before elimination of intersegment sales.
(b) Includes assets directly related to the generation of operating income.
(c) Includes liabilities directly related to the generation of operating income.

Geographic financial information

Assets and Investments by geographic area of origin

(million euro)	Italy	Other EU	Rest of Europe	Africa	Americas	Asia	Other areas	Total

2002
Identifiable assets (a)	24,524	7,150	3,519	9,122	3,432	4,385	745	52,877
Investments in fixed and intangible assets	2,396	567	284	2,497	721	1,333	250	8,048
2003
Identifiable assets (a)	27,355	7,229	3,466	10,509	2,921	4,801	355	56,636
Investments in fixed and intangible assets	2,708	1,067	302	3,026	369	795	535	8,802
2004
Identifiable assets (a)	28,578	8,540	2,843	10,927	2,288	5,086	279	58,541
Investments in fixed and intangible assets	2,613	370	387	2,626	356	1,073	78	7,503

___________________

(a) Includes assets directly related to the generation of operating income.

Geographic information relating to 2002 and 2003 was reorganized due to the entry into the European Union of 10 new States. In particular, euro 344 million and euro 539 million, respectively, relating to "Identifiable assets" and euro 21 million and euro 32 million, respectively, relating to "Investments in tangible and intangible assets", were moved from "Rest of Europe" into "Other European Union".

Sales from operations by geographic area of destination

(%)	2002	2003	2004

Italy	23,797	25,491	27,096
Other European Union	8,974	10,785	13,469
Americas	5,317	2,778	5,790
Africa	2,478	5,854	4,105
Rest of Europe	4,188	3,303	3,743
Asia	3,154	3,245	3,631
Other areas	14	31	548
	47,922	51,487	58,382

Sales from operations by geographic area of destination relating to 2002 and 2003 were reorganized due to the entry into the European Union of 10 new States. In particular, euro 524 million and euro 790 million, respectively, were moved from "Rest of Europe" into "Other European Union"

25 Fair value of financial instruments

In the normal course of its business, Eni utilizes various types of financial instruments. These instruments include recorded assets and liabilities, as well as items that principally involve off-balance sheet risk. Information about the fair value of Eni’s financial instruments is presented below.

-	Marketable securities: the fair values of marketable securities are based upon market value.
-	Non-current investments carried at cost: such investments are not publicly traded and do not have quoted market prices. An estimate of fair value has not been made because the amount of the investment is not significant and the estimation of fair value would require incurring excessive costs.
-	Current investments: such investments are publicly traded and their fair value is represented by their market price.
-	Non-current receivables: the fair values of non-current receivables are estimated based on the discounted value of future cash flows expected to be paid, considering rates of interest which Eni could earn on similar credit. The differences between the carrying and market values of non-current receivables at December 31, 2003 and 2004, excluding tax credits with Italian tax authorities, were not significant. In relation to tax credits, the interest rate of 1.375% is aligned with the average market rate trend.
-	Current receivables: the carrying values of current receivables approximate their fair value considering the short period that incurs between the concession and their expiration date.
-	Bonds payable, current portion of long-term debt and long-term debt: the fair values of bonds payable and long-term debt, including current maturities, are based on discounted cash flow analyses.
-	Short-term debt: the carrying value of short-term debt approximates fair value because of the short period of time between the origination and maturity of the borrowings.
-	Non-current payables: the fair values of non-current payables are estimated based on the discounted value of future cash flows. The differences between the carrying and market values of non-current payables at December 31, 2003 and 2004 were not significant.

Dec. 31, 2003	Dec. 31, 2004

(million euro)	Carrying Value	Fair Value	Carrying Value	Fair Value

Marketable securities and current investments	1,300	1,317	1,315	1,345
Bonds and long-term debt, including current maturities (1)	8,826	9,099	8,610	8,824

___________________

(1) The carrying value is increased by the fair value of fixed interest rate financial debt acquired, recorded in accrued expenses and deferred income, and decreased by implicit interest recorded in accrued income and prepaid expenses.

-	Derivative financial instruments: the fair value of derivatives generally reflects the estimated amounts that Eni would pay or receive to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes or appropriate pricing models have been used to estimate the fair value for Eni’s derivatives. The carrying value, compared with the fair value, represents the amount of interest rate and exchange rate differentials recognized but not yet paid at year-end. For foreign exchange derivatives related to monetary assets and liabilities, the carrying value also represents the adjustment using current exchange rates at year-end. The difference between carrying value and fair value is therefore not significant.

Dec. 31, 2003	Dec. 31, 2004

(million euro)	Carrying Value	Fair Value	Carrying Value	Fair Value

Interest rate derivatives:
- assets	22	72	39	39
- liabilities	(17)	(117)	(18)	(135)
Foreign exchange derivatives:
- assets	175	289	277	344
- liabilities	(104)	(71)	(118)	(46)

26 Transactions with related parties

According to rules issued by Consob, the Italian Stock Exchange Commission on February 20, 1997 No. 97001574 and subsequent amendments, the following is a description of transactions with related parties.

In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities owned or controlled by the Government. All such transactions are conducted on an arm’s lenght basis in the interest of Eni companies.

Relevant transactions carried out with entities controlled by the Italian government are only those with Enel, the Italian National Electric Company.

The following is a description of trade and financing transactions with related parties.

2004 Trade and other transactions

(million euro)	Dec. 31, 2004	2004

Costs	Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Goods	Services

Affiliated companies
Agip Oil Co Ltd	4	163				53
Albacom SpA	8	14			3	35		8
Azienda Energia e Servizi Torino SpA	1	18				68		3
Bayernoil Raffineriegesellschaft mbH		39			2	791	1
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	10						108
Blue Stream Pipeline Co BV	43	10				121		5
Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg	13						141
Erg Raffinerie Mediterranee Srl	30	30		100	1,043	10	412	9
Gruppo Distribuzione Petroli Srl	16						45
Karachaganak Petroleum Operating BV	21	12				104		42
Petrobel Belayim Petroleum Co		83				240
Promgas SpA	27	23			230		259
Raffineria di Milazzo ScpA	6	4				245	62
Supermetanol CA		24			79	10
Superoctanos CA		55			212	11		1
Trans Austria Gasleitung GmbH		15				167		3
Trans Europa Naturgas Pipeline GmbH		9				51
Transitgas AG		2				59
Unión Fenosa Gas SA			111					1
Other (*)	83	70	98		11	85	105	16
	262	571	209	100	1,580	2,050	1,133	88
Non consolidated subsidiaries
Eni BTC Ltd			143
Eni Gas BV	30	40	17			5		1
Eni Middle East BV			367
Transmediterranean Pipeline Co Ltd	1	1				90
Other (*)	32	4	10		5	22	2	20
	63	45	537		5	117	2	21
	325	616	746	100	1,585	2,167	1,135	109
Entities owned or controlled by the Government
Enel	234	3			2	20	1,287	350
	559	619	746	100	1,587	2,187	2,422	459

___________________

(*) Each individual amount included herein does not exceed euro 50 million.

Engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 29 million and 28 million in 2003 and 2004, respectively.

Most significant transactions concern:

-	specialized services in upstream activities to Agip Oil Co Ltd, Eni Gas BV, Karachaganak Petroleum Operating BV, Petrobel Belayim Petroleum Co; services are invoiced on the basis of incurred costs; exclusively with Eni Gas BV, the unsecured guarantees in relation to the construction of a hydrocarbon treatment plant in Libya and receivables and payables for investment activities and with Karachaganak Petroleum Operating BV, the providing of services by Eni’s construction and drilling activity;
-	communication services, data transmission and concessions of optical fibers with Albacom SpA;
-	transportation and distribution activities with Azienda Energia e Servizi Torino SpA;
-	sale of petrochemical products, supply of crude oil, refining activities and fuel additive purchase from Bayernoil Raffineriegesellschaft GmbH, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Gruppo Distribuzione Petroli Srl, Supermetanol CA and Superoctanos CA;
-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV, Trans Europa Naturgas Pipeline GmbH and Transmediterranean Pipeline Co Ltd and only with Blue Stream Pipeline Co BV the providing of services by Eni’s construction and drilling activity; transactions related to the acquisition of natural gas transport services are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed; transactions related to the providing of services by Eni’s construction and drilling activities are regulated on the basis of compensation calculated following the same criteria used in third party transactions;
-	acquisition of refining services from Erg Raffinerie Mediterranee Srl and Raffineria di Milazzo ScpA on the basis of general conditions applied to third parties for Erg Raffinerie Mediterranee Srl and of incurred costs for Raffineria di Milazzo ScpA;
-	sale and acquisition of natural gas outside Italy with Promgas SpA;
-	acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH and Transitgas AG, transactions are regulated on the basis of general conditions applied to third parties;
-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
-	guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
-	guarantees given to Eni Middle East BV against contractual commitments with the Government of the Kingdom of Saudi Arabia.

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

2004 Financing transactions

(million euro)	Dec. 31, 2004	2004

Name	Receivables	Payables	Guarantees	Charges	Gains

Affiliated companies
Albacom SpA	22		88
Blue Stream Pipeline Co BV		2	768		29
EnBW - Eni Verwaltungsgesellschaft mbH			250
Planta de regassificaciòn de Sagunto SA			65
Raffineria di Milazzo ScpA			107
Spanish Egyptian Gas Co SAE			404		9
Trans Austria Gasleitung GmbH	389				9
Other (*)	52	90	55	6	8
	463	92	1,737	6	55
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	197				9
Other (*)	68	54	2	4	2
	265	54	2	4	11
	728	146	1,739	10	66

___________________

(*) Each individual amount included herein does not exceed euro 50 million.

Most significant transactions concern:

-	lendings and guarantees to Albacom SpA and Serfactoring SpA;
-	bank debt guarantees to Blue Stream Pipeline Co BV, EnBW - Eni Verwaltungsgesellschaft mbH, Planta de Regasificaciòn de Sagunto SA, Raffineria di Milazzo ScpA and Spanish Egyptian Gas Co SAE;
-	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

During the year, business transactions have occured between Eni and unconsolidated subsidiaries and affiliates for non significant amounts.

2003 Trade and other transactions

(million euro)	Dec. 31, 2003	2003

Costs	Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Goods	Services

Affiliated companies
Agip Oil Co Ltd	19	47				61		1
Albacom SpA	11	31			3	33	1	8
Azienda Energia e Servizi SpA	3	30				74		2
Bayernoil Raffineriegesellschaft mbH		36			2	713	1
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	9					41	96
Blue Stream Pipeline Co BV	51					63		43
Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg	13					67	135
Erg Raffinerie Mediterranee Srl	14	28		100	567	92	210
Gruppo Distribuzione Petroli Srl	14						73
Karachaganak Petroleum Operating BV	46	50				53		183
Petrobel Belayim Petroleum Co		78				138
Promgas SpA	21	22			230		250
Raffineria di Milazzo ScpA	3	3				161	58
Serfactoring SpA		128
Supermetanol CA		12			59	9
Superoctanos CA	2	20			142	11
Trans Austria Gasleitung GmbH		5				171
Trans Europa Naturgas Pipeline GmbH	3	10				38
Transitgas AG		6				55
Unión Fenosa Gas SA			104
Other (*)	36	44	117		15	66	63	18
	245	550	221	100	1,018	1,846	887	255
Non consolidated subsidiaries
Eni BTC Ltd			120
Eni Gas BV	91	191	160			2
Transmediterranean Pipeline Co Ltd						104
Other (*)	37	48	22		4	43	8	30
	128	239	302		4	149	8	30
	373	789	523	100	1,022	1,995	895	285
Entities owned or controlled by the Government
Enel	261	2				31	1,465	341
	634	791	523	100	1,022	2,026	2,360	626

___________________

(*) Each individual amount included herein does not exceed euro 50 million.

Engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 18 million and 29 million in 2002 and 2003, respectively.

Most significant transactions concern:

-	specialized services in upstream activities to Petrobel Belayim Petroleum Co, Karachaganak Petroleum Operating BV, Eni Oil Co Ltd and Eni Gas BV; services are invoiced on the basis of incurred costs; exclusively with Karachaganak Petroleum Operating BV, the providing of services by Eni’s construction and drilling activity, and with Eni Gas BV, the unsecured guarantees in relation to the construction of a hydrocarbon treatment plant in Libya and receivables and payables for investment activities;
-	communication services, data transmission and concessions of optical fibers with Albacom SpA;
-	transportation and distribution activities with Azienda Energia e Servizi SpA;
-	sale of petrochemical products, supply of crude oil, refining activities and fuel additive purchase from Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Gruppo Distribuzione Petroli Srl, Bayernoil Raffineriegesellschaft GmbH and Superoctanos CA;
-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and services for the completion of a pipeline between Turkey and the Russian Federation;
-	acquisition of refining services from Raffineria di Milazzo ScpA and Erg Raffinerie Mediterranee Srl on the basis of incurred costs for Raffineria di Milazzo ScpA, and general conditions applied to third parties for Erg Raffinerie Mediterranee Srl; the concession to Erg SpA of an option for the purchase of the 28% of Erg Raffinerie Mediterranee Srl;
-	sale and purchase of natural gas outside Italy with Promgas SpA;
-	factoring activities with Serfactoring SpA;
-	acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH, Transitgas AG and Trans Europa Naturgas Pipeline GmbH, transactions are regulated on general conditions applied to third parties;
-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
-	guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
-	acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed.

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

2003 Financing transactions

(million euro)	Dec. 31, 2003	2003

Name	Receivables	Payables	Guarantees	Charges	Gains

Affiliated companies
Albacom SpA	54		88	13
Blue Stream Pipeline Co BV		4	725		26
EnBW - Eni Verwaltungsgesellschaft mbH			275		4
Raffineria di Milazzo ScpA			113
Serfactoring SpA	50				1
Trans Austria Gasleitung GmbH	399				14
Other (*)	50	65	104	3	6
	553	69	1,305	16	51
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	241				11
Other (*)	90	65	7	18	2
	331	65	7	18	13
	884	134	1,312	34	64

___________________

(*) Each individual amount included herein does not exceed euro 50 million.

Most significant transactions concern:

-	lendings and guarantees to Albacom SpA and Serfactoring SpA;
-	bank debt guarantees to Blue Stream Pipeline Co BV, EnBW - Eni Verwaltungsgesellschaft mbH and Raffineria di Milazzo ScpA;
-	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

During the year, business transactions have occured between Eni and unconsolidated subsidiaries and affiliates for non significant amounts.

2002 Trade and other transactions

(million euro)	Dec. 31, 2002	2002

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Affiliated companies
Bayernoil Raffineriegesellschaft mbH		28			652	1
Promgas SpA	23	25		212		227
Erg Raffinerie Mediterranee Srl	27	30		14	137	69
Petrobel Belayim Petroleum Co		86			164
Raffineria di Milazzo ScpA	6	6			159	55	1
Superoctanos CA	4	18		181
Trans Austria Gasleitung GmbH		12			176
Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg	10				60	117
Albacom SpA	22	12		2	53	1	8
Serfactoring SpA	2	94
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	8				35	84
Azienda Energia e Servizi SpA	2	22			55	2	2
Gruppo Distribuzione Petroli Srl	16					66
Karachaganak Petroleum Operating BV	40	13			52		214
Transitgas AG		7			56
Trans Europa Naturgas Pipeline GmbH		9			43
Blue Stream Pipeline Company BV	50						489
Agip Oil Co Ltd	27	12			83
Other (*)	32	67	147	55	57	105	14
	269	441	147	464	1,782	727	728
Non consolidated subsidiaries
AgipGas BV	13	94	412		3
Agip (Btc)			206
Transmediterranean Pipeline Co Ltd	6	1			122
Other (*)	26	18	39	7	35	8	32
	45	113	657	7	160	8	32
	314	554	804	471	1,942	735	760
Entities owned or controlled by the Government
Enel	42	5			76	1,475	308
	356	559	804	471	2,018	2,210	1,068

___________________

(*) Each individual amount included herein does not exceed euro 50 million.

Engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors for a total of approximately euro 18 million in 2002.

The most significant transactions related to:

-	acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH, Transitgas AG, Trans Europa Naturgas Pipeline GmbH e Transmediterranean Pipeline Co Ltd, transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and employed capital;
-	sale of natural gas outside Italy with Promgas SpA;
-	specialized services in upstream activities to Petrobel Belayim Petroleum Co, Karachaganak Petroleum Operating BV, Agip Oil Co Ltd and AgipGas BV; services are invoiced on the basis of incurred costs; and exclusively with Karachaganak Petroleum Operating BV, services are provided by Eni’s oilfield services;
-	acquisition of refining services from Raffineria di Milazzo ScpA and Erg Raffinerie Mediterranee Srl on the basis of incurred costs for Raffineria di Milazzo ScpA, and general conditions applied to third parties for Erg Raffinerie Mediterranee Srl;
-	sale of petrochemical products, supplying of crude oil refining activities and fuel additive purchases from Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Gruppo Distribuzione Petroli Srl, Bayernoil Raffineriegesellschaft GmbH and Superoctanos CA;
-	communication services, data transmission and concessions of optical fibers with Albacom SpA;
-	the construction of a pipeline between Turkey and the Russian Federation for Blue Stream Pipeline Co BV;
-	factoring activities with Serfactoring SpA;
-	transportation and distribution activities with Azienda Energia e Servizi SpA;
-	guarantees given in relation to the construction of an oil pipeline by Agip (Btc).

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

2002 Financing transactions

(million euro)	Dec. 31, 2002	2002

Name	Receivables	Payables	Guarantees	Charges	Gains

Affiliated companies
Blue Stream Pipeline Co BV		15	874		30
Transitgas AG	655				10
Trans Austria Gasleitung GmbH	448				15
EnBW - Eni Verwaltungsgesellschaft mbH	264
Serfactoring SpA	46				2
Superoctanos CA	2		40
Bayernoil Raffineriegesellschaft mbH	24
Other (*)	72	80	91	9	7
	1,511	95	1,005	9	64
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	326		95		18
Agip (Btc)	27
Other (*)	47	68	5	7	2
	400	68	100	7	20
	1,911	163	1,105	16	84

___________________

(*) Each individual amount included herein does not exceed euro 50 million.

The most significant transactions related to:

-	guarantees provided to banks and related fees to Turkey, the financing of the doubling of the Italy/the Netherlands pipeline in the Swiss section and the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Blue Stream Pipeline Co BV, Transitgas AG, Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd;
-	concessions of loans to EnBW - Eni Verwaltungsgesellschaft mbH for the acquisition of Gasversorgung Süddeutschland GmbH;
-	concessions and guarantees provided to banks in relation to lendings to Serfactoring SpA, Bayernoil Raffineriegesellschaft mbH, Superoctanos CA and Agip (Btc).

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

A) Consolidation policy

Eni’s consolidation policy is described under "Principles of consolidation" of the Notes to the Consolidated Financial Statements. In particular, under Italian GAAP, the consolidated financial statements include also companies in which Eni holds less than 50% of the voting rights, but over which it exercises control in shareholders’ meetings.

Under U.S. GAAP, investments of less than 50% are accounted for by applying the equity method. Saipem SpA (43.0%), and its subsidiaries which are controlled by Eni without holding the majority of voting rights, have been consolidated under the equity method for U.S. GAAP purposes.

In addition, U.S. GAAP also requires an entity who absorbs the majority of a variable interests entity’s ("VIE") expected losses or, in the absence of this, the majority of a VIE’s expected residual returns (such an entity being the "Primary Beneficiary") to consolidate the VIE. A VIE is an entity that meets any of the following criteria: (i) it has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties; (ii) the equity owners do not have the ability to make significant decisions about the entity’s activities through voting or similar rights; (iii) the equity owners do not have an obligation to absorb the entity’s expected losses, or (iv) the equity owners do not have the right to receive the entity’s expected residual returns. This difference in consolidation policies, as it was applied to entities created by Eni after January 31, 2003, did not result in any differences between U.S. GAAP and Italian GAAP.

B) Exploration & Production activities

Exploration

Under Italian GAAP, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits are capitalized and amortized over the expected period of benefit.

Under U.S. GAAP, costs relating to exploratory wells are initially capitalized as "incomplete wells and other" until it is determined if commercial quantities of reserves have been discovered ("successful efforts method"). That determination is made after completion of drilling the well, and the capitalized costs are either charged to expense or reclassified as part of Eni’s proved mineral interests. Costs of exploratory wells that have found commercially producible quantities of reserves that cannot be classified as proved remain capitalized if such wells have found sufficient quantities of reserves to justify their completion if the required capital expenditure is made, and the Company has either firm plans to drill additional wells necessary to determine the existence of proved reserves or is awaiting regulatory approvals. Otherwise, exploratory well costs are generally expensed upon the earlier of determining that proved reserves have not been found, or within one year of completing drilling. Capitalized well costs related to proved properties are amortized over proved developed reserves on the basis of units of production. Other exploration costs, including geological and geophysical surveys, are expensed when incurred. See the paragraph "Suspended exploratory wells" in Note No. 29 "Additional Information" for a discussion of FASB Staff Position on Statement 19 (FSP FAS 19-1) of April 4, 2005.

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

Under U.S. GAAP, costs of productive wells and development dry holes, both tangible and intangible, are capitalized and amortized with the unit-of-production method.

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

E) Deferred tax assets and liabilities

Under Italian GAAP deferred taxes are recorded if recoverable with reasonable certainty. Taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned. Any timing difference between purchase price and the tax basis of an asset acquired does not result in the recording of an adjustment to the carrying value of such asset.

Under U.S. GAAP, deferred tax assets are recorded if their recovery is more likely than not. The potential taxes on equity reserves are considered deferred tax liabilities and are accrued accordingly. Deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries as such earnings are expected to be permanently reinvested. In addition, under U.S. GAAP, in situations where the purchase price of assets is not equal to the tax basis, deferred taxes must be provided for such differences and recorded as part of the acquisition.

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

Identifiable intangible assets acquired as part of a business combination with finite useful lives are amortized by the straight line method over their useful lives.

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

Under U.S. GAAP, SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting for derivative instruments and hedging activities. In general SFAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Eni adopted SFAS 133 for U.S. reporting purposes on January 1, 2001. Eni uses derivative instruments to manage the risk of fluctuations in commodity prices, interest rates and foreign currency (see Note 23). SFAS 133 requires that derivative instruments that hedge the variability of expected cash flow, the fair value of an underlying, or currency other than euro related to a specific risk are designated as a cash flow hedge, fair value hedge, or foreign currency hedge, respectively. Changes in the fair value of derivative instruments designated and effective as fair value hedges are recognized through earnings and changes in the fair value of cash flow hedges are recognized through equity as a component of other comprehensive income.

For U.S. GAAP purposes, upon adoption of SFAS 133, the current U.S. GAAP hedging relationships for Eni’s existing derivative instruments were de-designated; movements in the fair value of derivative instruments have been recorded as adjustments to U.S. GAAP net income as reflected in Note 28.

J) Stock compensation

Under Italian GAAP, stock grant and option plans issued and offered to employees for no consideration beginning in 2003 by using treasury shares have been recorded as compensation expense on the basis of the fair value and are recognized under a pro rata mechanism during their vesting period.

The accounting method adopted under Italian GAAP is consistent with the requirements of SFAS 123 with the exception that under U.S. GAAP the costs related to stock grants are recorded as contra accounts within the equity accounts and the treasury shares remain recorded at cost.

Both under U.S. GAAP and Italian GAAP, the new criteria have been applied prospectively in compliance with Statement of Financial Accounting No. 148 "Accounting for Stock Based Compensation – Transition and disclosure" (SFAS 148). Eni has applied the fair value method of grants made, modified or settled on or after January 1, 2003.

Prior to January 1, 2003, under Italian GAAP, stock grant and option plans offered to employees for no consideration were recorded when the shares were issued or sold. In particular, stock grants made for no cash consideration were recorded at nominal value as a debit against the specific equity reserve; shares issued after exercise of options were recorded: (i) as capital increase for the nominal value and as an increase in the special reserve for the difference between amounts paid for exercising the options and the nominal value of issued shares, if the plan requires a capital increase; (ii) as a decrease in treasury shares charging to income statement the difference between the strike price and book value of sold shares, if the plan requires the utilization of treasury shares.

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

K) Stock issuance costs

Under Italian GAAP, direct costs for issuances of equity are capitalized by Eni in the account "Intangible assets - organizational and financing costs" and amortized over their economic useful lives, not to exceed 5 years.

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

Under U.S. GAAP, SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligations (ARO) in the period when it is incurred (typically at the time the asset is installed at the productions location). When the liability is initially recorded, the capitalized costs of the related fixed assets will be increased by an equal corresponding amount. Over time, the liabilities are increased for the change in their present value each period, and the initial capitalized costs are depreciated over the useful lives of the related assets.

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

N) Treasury shares

Under Italian GAAP, treasury shares, acquired as long-term investments, are recorded at cost adjusted for impairment. When the reasons for the impairment cease to exist, treasury shares are revalued. From 2003 treasury shares purchased in relation to group incentive plans are carried at the lower of purchase cost or fair value for stock grants and at the lower of purchase cost or strike price for stock options. Treasury shares purchased in relation to incentive plans to be issued are carried at the lower of purchase cost or market value.

Under U.S. GAAP, all treasury shares are recorded at cost. Such difference did not generate differences between U.S. GAAP and Italian GAAP in 2002 and 2004 and did not generate significant differences between U.S. GAAP and Italian GAAP in 2003.

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

P) Sales of government bonds

Eni accounted for government bonds transferred primarily to employees at par value, with the repurchasing commitment at the same value, as sales of bonds, and recognized the related gains in current income. For U.S. GAAP purposes, the terms of these transactions would result in their treatment as financing transactions and consequently in a cash flow statement prepared under U.S. GAAP, these cash flows would be included in financing activities. Under this method, the bonds would remain as assets and the proceeds from the "sales" would be treated as financing obligations. Gains and losses from such sales are not significant.

Q) Reclassification of inventory

Compulsory stock relates primarily to the Italian operations. Under Italian law Eni is required to retain certain strategic quantities of natural gas and petroleum products ("compulsory stock") in its storage facilities at all times. Eni values natural gas and petroleum products held as compulsory stock as inventories that are subject to lower of cost or market valuations annually.

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

R) Comprehensive Income

Under Italian GAAP disclosure of Comprehensive Income and its component is not required.

U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transaction with shareholders. The required information pursuant to SFAS 130 is presented in the reconciliation that follows. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

S) Earnings per share

Under Italian GAAP prior year earnings per share is recalculated each year to include in the weighted-average number of shares the number of shares issued through stock grants made in 2004, related to stock grant plans approved by Eni as of December 31, 2002.

Under U.S. GAAP prior year earnings per share is not adjusted for the exercise of stock grants in 2004.

This difference did not generate a significant difference between U.S. GAAP and Italian GAAP.

Beginning in 2003 stock grant and option plans approved by Eni have been recorded with equivalent criteria both under Italian GAAP and U.S. GAAP. For this reason there are no differences in the calculation of earnings per share between U.S. GAAP and Italian GAAP.

T) Guarantees

Under Italian GAAP guarantees are recorded in other memorandum accounts; when it is probable or certain that a guarantee will produce a liability, its estimated amount is accrued in a specific reserve as a component of equity.

U.S. GAAP requires a company to recognize a liability for the obligations it has undertaken in issuing guarantees. This liability is to be recorded at the inception of a guarantee and would be measured at fair value.

This difference did not generate a significant difference between U.S. GAAP and Italian GAAP.

U) Liabilities for redundancies

Under Italian GAAP, expected liabilities for redundancy incentives are accrued in "Reserves for contingencies - Other", when a workforce reduction program is defined, the legislation is issued or, if necessary, agreements of negotiated contracts with trade unions are made and the liability can be reasonably estimated. Costs relating to closures of facilities are recorded when the liability is probable and it can be reasonably estimated.

Under U.S. GAAP, expected liabilities for involuntary redundancy incentives are expensed when the liability has been incurred and when it can be measured at fair value. The adjustment to U.S. GAAP represents redundancy costs recognized under Italian GAAP, which did not meet the U.S. GAAP criteria for accruing a liability.

28 Reconciliations between net income and shareholders’ equity determined under Italian GAAP to U.S. GAAP

The following is a summary of the significant adjustments to net income for the years ended December 31, 2002, 2003 and 2004 and to shareholders’ equity as of December 31, 2003 and 2004 that would be required if U.S. GAAP had been applied instead of Italian GAAP in the consolidated financial statements.

Reconciliation of net income

(million euro)	2002	2003	2004

Net income according to the financial statements prepared under Italian GAAP	4,593	5,585	7,274
Items increasing (decreasing) reported net income:
A. effect of the differences related to companies consolidated under Italian GAAP but carried at equity method under U.S. GAAP (a)	56	44	33
A. effect of the differences related to companies carried on the equity method	106	107	134
B. successful-efforts accounting	222	23	(79)
C. asset impairments and revaluations	71	74	(5)
D. effect of the elimination of monetary revaluations	37	(30)	4
E. deferred income taxes	(16)	286	(928)
F. use of different depreciation rates	(67)	(179)	(116)
G. adjustment for the amortization of goodwill	29	94	80
G. differences in fair value assigned to assets acquired in the purchase of a business		(6)	(5)
H. capitalized interest expense	(33)	1	6
I. derivative contracts	54	(51)	(106)
J. stock grants and options awarded to employees	(9)	(15)	(18)
K. effect of the elimination of stock issuance costs	6	8	7
M. differences in the accrual for site restoration and abandonment liabilities		(53)	109
U. differences in reserves for contingencies	60	56	12
Other adjustments			52
Adjustments of gains on the sale of an interest in a consolidated subsidiary(b)			(215)
Effect of U.S. GAAP adjustments on minority interest (c)	183	154	162
Net adjustment	699	513	(873)
Net income in accordance with U.S. GAAP before cumulative effect of change in accounting principles	5,292	6,098	6,401
Effect of the initial application of SFAS 143 (d)		198
Net income in accordance with U.S. GAAP	5,292	6,296	6,401
Net income per share before cumulative effect of change in accounting principles (e)		1.61
Net income per share resulting from the cumulative effect of the initial application of SFAS 143 (e)		0.05
Net income per share including the cumulative effect of the initial application of SFAS 143 (e)	1.38	1.67	1.70
Net income per ADS (based on five shares per ADS) (e)	6.92	8.33	8.49

___________________

(a)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to companies fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its subsidiaries for the years 2004 and 2003 and to Italgas SpA and Saipem SpA and their subsidiaries for the year 2002.
(b)	This item refers to a downward adjustment of the gain on the sale of a 9.054% interest in the subsidiary Snam Rete Gas due to an increase of net book value of this subsidiary due to the use of different rates of depreciation for natural gas pipelines and other adjustment under U.S. GAAP.
(c)	Adjustment to account for minority interest portion of differences B through U, which include 100% of the differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.
(d)	Total effect for the years before January 1, 2003 net of income taxes for euro 207 million.
(e)	Amounts in euro.

Discontinued operations

(million euro)	2002	2003	2004

Analysis of net income between:
- continuing operations	5,300	6,226	6,217
- discontinuing operations	(8)	70	184
Net income (U.S. GAAP)	5,292	6,296	6,401

Amounts per share/ADS

(euro)	2002	2003	2004

Net income per share:
- continued operations	1.38	1.65	1.65
- discontinued operations	0.00	0.02	0.05
Net income per ADS:
- continued operations	6.93	8.24	8.25
- discontinued operations	(0.01)	0.09	0.24

Within the rationalization strategy of its mineral asset portfolio, aimed at increasing its value by focusing on strategic areas with good growth potential and leaving marginal areas, in 2004 Eni sold the following assets which have been classified as discontinued operations: (i) Eni’s interests in Blocks T (Eni operator with an 88.74% interest) and B (Eni operator with an average 70.2% interest) located in the British section of the North Sea off the Scottish coast; (ii) its interest in the Markham and JC3 natural gas fields in the Southern section of the North Sea; (iii) proved and unproved property in Gabon: an 80% interest in the offshore producing Limande field and three offshore exploration permits; (iv) other minor assets.

Within its strategy of concentrating in downstream oil in Europe, in August 2004 Eni sold to the Brazilian company, Petrobras, its 100% interest in Agip do Brasil SA, engaged in the distribution of refined products.

Within its strategy of reducing capital employed in Petrochemicals, Eni concluded in January 2004 the sale of its plant for the production of elastomers in Baytown (Texas).

In October 2004, Eni sold a waste disposal unit in Ravenna.

Earnings or losses of these businesses, as well as any impairment determined as a result of the expected sales proceeds, are reported as discontinued operations for all years presented in Eni’s reconciliation of net income determined under Italian GAAP to U.S. GAAP.

Reconciliation of shareholders’ equity

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Shareholders’ equity according to the financial statements prepared under Italian GAAP	26,696	30,338
Items increasing (decreasing) reported shareholders’ equity: (a)
A. effect of the differences between Italian GAAP and U.S. GAAP related to companies carried at equity method under U.S. GAAP (b)	52	85
A. effect of the differences related to companies carried at equity method	213	347
B. successful-efforts accounting	2,253	2,072
C. asset impairments and revaluations	35	33
D. elimination of monetary revaluations	(80)	(75)
E. deferred income taxes	(3,207)	(4,212)
F. use of different depreciation rates	2,551	2,435
G. goodwill	121	296
G. assets associated with the acquisition of a company (portfolio of clients)	(6)	(11)
H. capitalized interest expense	667	671
I. derivative contracts	61	(42)
K. stock issuance costs	(17)	(10)
L. fair value of marketable securities	17	22
M. site restoration and abandonment liabilities (SFAS 143)	441	533
U. reserves for contingencies	116	128
Other adjustments		57
Effect of U.S. GAAP adjustments on minority interest (c)	(965)	(1,018)
Net adjustment	2,252	1,311
Shareholders’ equity in accordance with U.S. GAAP	28,948	31,649

___________________

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at exchange rate prevailing at the end of each period.
(b)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to companies fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its subsidiaries.
(c)	Adjustment to account for minority interest portion of differences B through U, which include 100% of the differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.

Shareholders’ equity under U.S. GAAP includes other comprehensive income, with a negative balance of euro 2,748 million and euro 3,531 million as of December 31, 2003 and 2004, respectively. Such other comprehensive income primarily relates to exchange rate differences resulting from the translation of financial statements of foreign companies; amounts described are gross of deferred income taxes. The decrease in the other comprehensive income of euro 783 million regards essentially exchange rate differences due to the translation of financial statements prepared in currencies other than the euro (euro 783 million; of which euro 550 million related to companies whose functional currency is the US dollar).

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

ASSETS
Current assets
Cash	1,224	988
Marketable securities	1,462	1,475
Accounts receivable trade, financing and other	14,193	13,904
Inventories	2,266	2,273
Accrued interest and other	601	494
Total current assets	19,746	19,134
Non-current assets
Fixed assets, net	38,468	39,652
Non-current inventories (compulsory stock)	721	662
Receivables	1,602	2,151
Investments	4,010	4,331
Intangible assets	5,547	5,125
Other	1,901	1,299
Total non-current assets	52,249	53,220
TOTAL ASSETS	71,995	72,354
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	7,470	4,474
Current portion of long-term debt	672	935
Trade accounts payable	5,146	5,385
Advances	798	726
Taxes payable	2,661	2,423
Accrued expenses and other	3,971	3,875
Total current liabilities	20,718	17,818
Non-current liabilities
Long-term debt	8,002	7,288
Reserve for employee termination indemnities	524	556
Reserves for contingencies	5,444	5,698
Deferred and other non-current income tax liabilities	5,943	6,579
Accrued expenses and other	594	461
Total non-current liabilities	20,507	20,582
TOTAL LIABILITIES	41,225	38,400
Minority interests	1,822	2,305
Shareholders’ equity
Capital stock 4,004,424,476 fully paid shares nominal value 1 euro each (4,002,922,176 fully paid shares at December 31, 2003)	4,003	4,004
Reserves	21,813	24,473
Treasury shares	(3,164)	(3,229)
Net income for the year	6,296	6,401
Total shareholders’ equity	28,948	31,649
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,995	72,354

The fixed assets, if determined under U.S. GAAP would have been as follows:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Fixed asset, gross:
- Exploration & Production	38,851	39,584
- Gas & Power	18,974	20,106
- Refining & Marketing	8,479	8,568
- Petrochemicals	3,780	3,793
- Oilfield Services Construction and Engineering	108	110
- Other activities	1,567	1,511
- Corporate and financial companies	146	191
	71,905	73,863
Less accumulated depreciation, amortization and writedowns:
- Exploration & Production	17,678	18,155
- Gas & Power	6,605	6,896
- Refining & Marketing	5,270	5,214
- Petrochemicals	2,522	2,564
- Oilfield Services Construction and Engineering	64	69
- Other activities	1,242	1,229
- Corporate and financial companies	56	84
	33,437	34,211
Fixed assets, net:
- Exploration & Production	21,173	21,429
- Gas & Power	12,369	13,210
- Refining & Marketing	3,209	3,354
- Petrochemicals	1,258	1,229
- Oilfield Services Construction and Engineering	44	41
- Other activities	325	282
- Corporate and financial companies	90	107
	38,468	39,652

With regard to the statements of income, operating income (loss) by industry segment and income before income taxes, as determined under U.S. GAAP, would have been as follows:

(million euro)	2002	2003	2004

Operating income (loss) by industry segment
Exploration & Production	5,494	5,661	7,946
Gas & Power	2,666	3,537	3,371
Refining & Marketing	303	617	811
Petrochemicals	(141)	(97)	281
Oilfield Services Construction and Engineering	(14)	2	(52)
Other activities	(237)	(204)	(364)
Corporate and financial companies	(210)	(301)	(254)
	7,861	9,215	11,739
Income before income taxes and the initial application of SFAS 143	8,350	9,274	12,324
Effect of the initial application of SFAS 143		405
Net income before income taxes	8,350	9,679	12,324

Operating income (loss) by segment relating to 2002 was reclassified on the basis of the new subdivision of activities. In particular, "Other activities" included data of Syndial SpA and its subsidiaries, previously included in the "Petrochemicals" segment. The information relating to the new segment "Corporate and financial companies" was moved from "Other activities". In addition, following the merger of EniData SpA into Eni SpA, operating income related this company for 2002 and 2003 was moved from "Other activities" to "Corporate and financial companies".

29 Additional financial statement disclosures required by U.S. GAAP and the SEC

Charges related to asset retirement obligations

Changes in asset retirement obligations during the year were:

(million euro)	2003	2004

Asset retirement obligations as of January 1	1,923	1,950
New obligations incurred during the year	52	193
Accretion of discount	102	80
Revisions of previous estimates	32	40
Spending on existing obligations	(21)	(32)
Property dispositions	(20)	(234)
Foreign currency translation	(155)	(36)
Other adjustments	37	(2)
Asset retirement obligations as of December 31	1,950	1,959

Stock compensation

With the aim of improving motivation and loyalty of its managers, Eni approved plans for the granting of Eni shares and stock options to Eni managers. Until December 31, 2002, Eni adopted APB 25 and related interpretations in accounting for shares and options issued to employees in its reconciliation to U.S. GAAP. The disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and a description of Eni’s stock grant and stock option plans are included below. The relevant costs are recorded in income for U.S. GAAP purposes (Note No. 27). Costs of plans for 2003 have been determined according to Italian GAAP with criteria similar to those of SFAS 123.

Stock grants

With the aim of improving motivation and loyalty of Eni managers through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, starting in 2000 Eni created stock grant plans offering shares for no consideration to those managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code2 who have achieved corporate and individual objectives. Shares vest within 45 days after the end of the third year from the date of the offer or, if earlier, within 45 days after: (i) the agreed termination of employment; (ii) loss of control by Eni of the company of which the assignee is employee; (iii) sale to a company not controlled by Eni of the company of which the assignee is employee; (iv) death of the assignee. Stock rights may not be transferred by the assignee to other persons or entities, and their assignment is firm and irrevocable while they automatically expire in case the assignee decides to terminate employment at Eni within three years from the date the share rights were granted.

In application of the 2000-2001 Incentive Plan, Eni’s Shareholders’ Meeting of June 6, 2000 delegated to the Board of Directors, in accordance with Article 2443 of the Civil Code, the power to increase capital stock up to a maximum of euro 3.5 million (or about 0.0875% of current capital stock) by issuing 3.5 million shares, nominal value euro 1 per share for no consideration before July 31, 2001 by withdrawing from the "Reserve for the issue of shares in accordance with Article 2349 of the Civil Code". On June 21, 2000 and June 7, 2001 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 2 and 1.5 million ordinary shares, respectively, to be offered for no consideration to those managers that achieved preset individual and corporate targets in 1999 and 2000.

In application of the 2002 Incentive Plan, Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors, in accordance with Article 2443 of the Civil Code, the power to increase the capital stock up to a maximum of euro 1.5 million for no consideration (or about 0.037% of current capital stock) before December 31, 2002 by issuing up to 1.5 million ordinary shares nominal value euro 1 per share, by withdrawing from the "Reserve for the issue of shares in accordance with Article 2349 of the Civil Code". On July 2, 2002 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 1.5 million ordinary shares to be offered for no consideration to those managers that achieved preset individual and corporate targets in 2001.

Eni’s Shareholders’ Meeting of May 30, 2003 authorized the Board of Directors to make available a maximum of 6.5 million treasury shares (corresponding to about 0.162% of Eni’s share capital) to assign for no consideration in the 2003-2005 three year period to managers of the Group who have achieved preset corporate targets and conferred to the Board of Directors the power to prepare the annual assignment plans. On June 19, 2003 the Board of Directors approved the Stock Grant Plan for 2003 that entails the assignment for no consideration of up to 1.5 million treasury shares (corresponding to about 0.037% of Eni’s share capital) to those managers of the Group who have achieved in 2002 the individual preset targets.

On July 6, 2004 the Board of Directors approved the Stock Grant Plan for 2004 that entails the assignment for no consideration of up to 1.4 million treasury shares (corresponding to about 0.035% of Eni’s share capital) to those managers of the Group who have achieved in 2003 the individual preset targets.

Eni granted 5,353,100 shares of stock (equal to 0.108% of current capital stock) subdivided as follows: (i) in 2000 a total of 1,428,550 shares (fair value of euro 10.38); (ii) in 2001 a total of 1,851,750 shares (fair value of euro 13.71); (iii) in 2002 a total of 1,037,200 shares (fair value of euro 15.96); (iv) in 2003 a total of 1,206,000 shares (fair value 11.20); (v) in 2004 a total of 1,035,600 (fair value 14.57).

(2)	Does not include listed subsidiaries, which have their own stock grant plans.

Stock Option Plans

2000-2001

The 2000-2001 Stock Option Plan provided for the exercise of options for the underwriting of Eni shares to be issued by means of the capital stock increase approved by Eni’s Shareholders’ Meeting of August 2, 2000, provided that the arithmetic average of Eni share price recorded in July 2002 is equal to or higher than euro 16.8. In light of Eni’s share price trend in July 2002, options offered for the subscription of 14,369,500 Eni shares to 180 Eni Group managers at the price of euro 12.992 (the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the Board’s resolution to increase capital of September 26, 2000) are no longer exercisable and consequently were cancelled.

2002

Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors the power to increase the capital stock up to a maximum of 15 million shares (or about 0.375% of current capital stock) for Eni’s 2002-2004 Stock Option Plan to be sold at an exercise price corresponding to the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of their granting to those managers of Eni SpA and its subsidiaries, as defined in Article 2359 of the Civil Code, who are in the positions that most contribute to the Group’s performance and are of strategic interest to the Group (314 persons).

On July 2, 2002 the Board of Directors approved the Stock Option Plan for 2002 which provides for the granting of options for the purchase of a maximum of 5 million of Eni shares. Grantees are provided the option to purchase Eni shares at the above mentioned exercise price after three years from the date of the option grant. In case of agreed termination of employment or retirement or death, the grantee maintains the right to exercise vested options within six months from termination of employment, whereas residual unvested options expire. The sole exception is Eni SpA’s Managing Director who maintains the right to exercise options assigned to him until July 31, 2010. In case of termination decided by the assignee or by the company within three years from grant, all options expire. Option rights not exercised before July 31, 2010 expire.

At December 31, 2002, a total of 3,518,500 options were granted for the purchase of 3,518,500 shares at the price of euro 15.216 per share.

2003

On June 19, 2003, exercising the power conferred upon it by the Shareholders’ Meeting of May 30, 2002, the Board of Directors approved: (i) the Stock Option Plan for 2003 which provides for the granting of a maximum of 6 million options for the purchase of treasury share (corresponding to 0.1499% of Eni’s share capital) in a 1 to 1 ratio; (ii) the criteria for the selection of managers that are to participate in the Plan; (iii) regulations for the Plan, and delegated to the Managing Director the selection of the grantees on the basis of such criteria, before December 31, 2003. Options provide to grantees the right to purchase Eni shares after three years from the date of grant at a price corresponding to the higher of the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the option grant and the average prices of treasury share in portfolio the day before the option grant. In the case of: (i) the agreed termination of employment; (ii) the loss of control on the part of Eni of the company where the grantee is employed; (iii) the sale of the company or business unit where the grantee is employed to a company not controlled by Eni; (iv) the death of grantee, the grantee, or his successors, maintain the right to exercise vested options within six months from the event.

2004

On July 6, 2004 exercising the power conferred upon it by the Shareholders’ Meeting of May 30, 2002, the Board of Directors approved: (i) the Stock Option Plan for 2004 which provides for the granting of a maximum of 5 million options for the purchase of treasury shares (corresponding to 0.125% of Eni’s share capital) in a 1 to 1 ratio at a price corresponding to the higher of the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the option grant and the average cost of the treasury shares held by Eni as of the day prior to the assignment; (ii) the criteria for the selection of managers that are to participate in the Plan; (iii) regulations for the Plan, and delegated to the Managing Director the selection of the grantees on the basis of such criteria, before December 31, 2004. Grantees are provided the option to purchase Eni shares at the above mentioned exercise price after three years from the date of grant until July 29, 2012 (for the Managing Director options expire on July 31, 2004).

The weighted-average remaining contractual life of options outstanding at December 31, 2002 and 2003 is 5.6 and 6.6 years, respectively. All stock options granted are considered fixed.

The following is a summary of stock option activity for the years 2002, 2003 and 2004:

2002	2003	2004

(euro)	Number of shares	Weighted average exercise price (a)	Number of shares	Weighted average exercise price (a)	Number of shares	Weighted average exercise price (a)

Options as of January 1	12,032,000	12.992	3,518,500	15.216	8,162,000	14.367
New options granted	3,518,500	15.216	4,703,000	13.743	3,993,500	16.576
Options exercised in the period					(354,000)	14.511
Options cancelled in the period	(12,032,000)	12.992	(59,500)	15.216	(12,500)	14.450
Options outstanding as of December 31	3,518,500	15.216	8,162,000	14.367	11,789,000	15.111
of which exercisable at December 31	42,000	15.216	73,000	14.802	-	-

___________________

(a) Below quoted market price.

The fair value of stock options granted during the years ended December 31, 2002, 2003 and 2004 of euro 5.39, 1.50 and 2.01 respectively, were calculated applying the Black-Scholes method and using the following assumptions:

2002	2003	2004

Risk-free interest rate	(%)	3.5	3.16	3.21
Expected life	(year)	8	8	8
Expected volatility	(%)	43	22	19
Expected dividends	(%)	4.5	5.35	4.5

The following is a summary of the effect of stock compensation, as required under SFAS 123:

(million euro except per share data)	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004

Net income as reported	5,292	6,296	6,401
Pro-forma fair value expense, net of APB 25 expense of euro 0, 0 and (9) million in 2002, 2003 and 2004, respectively	(3)	(6)	3
Pro-forma net income	5,289	6,290	6,404
Pro-forma earnings per share	1.38	1.66	1.70

Comprehensive income

U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transactions with shareholders. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

(million euro)	2002	2003	2004

Net income in accordance with U.S. GAAP	5,292	6,296	6,401
Other comprehensive income (loss) for the period gross of income taxes
Fair value of marketable securities	19	(2)	5
Exchange differences from translation of financial statements denominated in currency other than euro	(2,001)	(2,136)	(846)
Exchange differences from translation in the period and other changes	(124)	213	13
	(2,106)	(1,925)	(828)
Net comprehensive income for the period according to U.S. GAAP	3,186	4,371	5,573

Income taxes

The following information is presented according to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

Domestic and foreign components of pre-tax income are as follows:

(million euro)	2002	2003	2004

Domestic	4,592	5,307	5,468
Foreign	3,758	4,372	6,856
	8,350	9,679	12,324

The provisions for income taxes are as follows:

(million euro)	2002	2003	2004

Current	3,461	4,009	4,470
Deferred	(602)	(914)	1,112
	2,859	3,095	5,582

The reconciliation of the income tax provision calculated under Italian tax regulation by applying a 33% rate (Ires - national corporate income tax) to pre-tax income and 4.25% (Irap - regional income tax) to net value of production, to the provision for income taxes recorded on a U.S. GAAP basis in the consolidated statements of income is as follows:

(million euro)	2002	2003	2004

Income before income tax in accordance with U.S. GAAP		8,350	9,679	12,324
Italian statutory tax rate (state and local)	(%)	41.4	39.5	38.3
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate		3,453	3,820	4,714
Effect of items increasing (decreasing) the Italian statutory tax rate:
- taxation of foreign operations at rates different from Italian statutory tax rate		194	318	835
- taxes on distributable reserves		(75)	121	446
- effects of tax credits		(420)	(128)	(8)
- permanent differences		64	(75)	(143)
- devaluation/revaluation of deferred tax assets		(1)	(13)	(218)
- net tax effects due to the revaluation of assets (Financial Law 2004)			(417)
- net tax effects due to the applications of Law 448/2001			(497)
- other		(356)	(34)	(44)
		(594)	(725)	868
Income taxes in accordance with U.S. GAAP		2,859	3,095	5,582

Net deferred tax liabilities

Net deferred tax liabilities under U.S. GAAP, represented by net deferred taxes recorded under "Reserve for taxes" (euro 6,367 million), less deferred tax assets recorded under "Other assets" (euro 1,159 million) amounted to euro 5,208 million at December 31, 2004 (euro 3,997 million as of December 31, 2003).

The tax effects of significant temporary differences causing the tax liabilities are as follows:

(million euro)	Dec 31, 2003	Dec 31, 2004

Deferred tax liabilities:
- accelerated depreciation	4,021	4,672
- distributable reserves subject to taxes in case of distribution	2,437	2,970
- excess cost paid for the acquisition of consolidated investments	1,245	1,033
- successful-efforts accounting	451	467
- capitalization of interest expense	250	246
- reserves for uncollectible receivables	150	137
- release of excess contingency reserves	89	83
- gains taxable in the future	62	46
- other	292	378
	8,997	10,032
Deferred tax assets:
- accruals for doubtful accounts and contingencies	(1,858)	(2,045)
- revaluation of assets in accordance with Law 342/2000	(1,474)	(1,361)
- tax loss carryforwards	(1,350)	(1,072)
- investment revaluation in accordance with Law 292/1993 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(818)	(818)
- revaluation of fixed assets under Law 448/2001	(628)	(639)
- losses on investments and subsidiaries in excess of currently allowable tax deductions	(644)	(472)
- future deductible amortization	(272)	(432)
- writeoffs of assets deductible in the future	(326)	(225)
- other	(773)	(599)
	(8,143)	(7,663)
Less:
- valuation allowance	3,143	2,839
	(5,000)	(4,824)
Net deferred tax liabilities	3,997	5,208

The valuation allowance of euro 2,839 million (euro 3,143 million at December 31, 2003) against net deferred tax assets is required because certain consolidated companies’ expected future fiscal profits are not considered sufficient to utilize respective net deferred tax assets.

Tax loss carryforwards

The difference in gross tax loss carryforwards between Italian GAAP and U.S. GAAP relates to the companies which are consolidated under Italian GAAP, but excluded from consolidation according to U.S. GAAP.

Acquisition of Italgas SpA

Eni’s acquisition of an additional interest in Italgas during 2003 was a significant element in Eni’s strategy of expanding in the gas segment. Such strategy is based on management’s expectation for the natural gas segment in Italy and Europe. In addition, is correlated with the Italian regulation following Legislative Decree No. 164/2000 (see "Concentrations and certain significant estimates - Gas & Power"). Eni’s strategy in the natural gas segment expects: (i) an increasing focalization on production, supply and commercialisation activities with a progressive reduction in the regulated activities; (ii) the valorization of Italian sales by the optimization of the portfolio of clients relating to the maximum dimensional level allowed by Legislative Decree No. 164/2000; (iii) development in the European markets with an interesting prospective for the possibility of increase and profit (Iberian Peninsula, Turkey and Germany) by taking advantage of the integrated knowledge owned by Eni in the natural gas activities.

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

U.S. GAAP goodwill in the amount of euro 941 million resulted from the purchase price allocation. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the Italgas SpA acquisition:

(million euro)
Cash paid for shares purchased	2,569
Allocation of purchase price for assets acquired
Fixed assets	2,163
Goodwill	941
Investments	293
Portfolio of clients	112
Deferred tax	(562)
Other assets and liabilities	(378)
Total allocation of purchase price	2,569

Investments

At December 31, 2003 and 2004, investments of euro 4,010 million and euro 4,331 million, respectively, include shares of Saipem SpA, which is publicly listed on the Italian Stock Exchange.

The following information includes its fair value:

	Eni’s number	Equity ratio	Share price	Market value
	of shares	(%)	(euro)	(million euro)

December 31, 2003
Saipem SpA	189,423,307	43.00	6.459	1,223
December 31, 2004
Saipem SpA	189,423,307	42.95	8.864	1,679

In 2003, and 2004, Saipem SpA is included in the consolidation under Italian GAAP, while, under U.S. GAAP, it is valued under the equity method.

Information about Saipem SpA and its subsidiaries, representing a 100% share of the companies, is as follows:

(million euro)	Dec 31, 2003	Dec 31, 2004

Total assets	5,098	5,266
Total liabilities	3,584	3,572

(million euro)	2002	2003	2004

Net sales from operations	6,385	4,217	4,306
Operating income	835	358	368
Net income	587	254	271

Concentrations and certain significant estimates

The following information is presented according to Statement of Position 94-6 "Disclosures of Certain Significant Risks and Uncertainties".

Nature of operations

Eni is an integrated energy company operating in the oil and gas, electricity generation, petrochemicals and oilfield services and engineering industries.

Exploration & Production: through its Exploration & Production Division and subsidiaries, Eni engages in hydrocarbon exploration and production in Italy, North Africa (Algeria, Egypt, Libya and Tunisia), West Africa (Angola, Congo and Nigeria), the North Sea (Norway and the United Kingdom), Latin America (Venezuela and Ecuador), the former Soviet Union countries (mainly Kazakhstan), the United States (mainly in the Gulf of Mexico) and Far East (Iran, Indonesia, Pakistan, China and Australia). In 2004, approximately 70% of oil production sold was supplied to Eni’s Refining & Marketing segment and approximately 40% of natural gas production sold was supplied to Eni’s Gas & Power segment.

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

Gas & Power: Eni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy through its Gas & Power Division, which was constituted by the incorporation of Snam SpA into Eni SpA in 2002, and through certain subsidiaries. Approximately 85% of total purchases are purchased from foreign sources (primarily Algeria, Russia, the Netherlands and Norway) under long-term contracts, which contain take-or-pay provisions, and transported to Italy through a network of over 3,700 kilometers international pipelines of which Eni owns the transmission rights. The remaining purchases in Italy are obtained principally from domestic gas produced by Eni’s Exploration & Production segment. Through an approximately 30,000-kilometer long network (corresponding to 96% of the Italian domestic natural gas network), Eni supplies natural gas to residential and commercial users (civil market), industrial users and the thermoelectric segment. Snam Rete Gas (Eni 50.06%), that was constituted in accordance with Law Decree No. 164/2000, owns the pipeline network used by Eni. Snam Rete Gas, a company listed on the Italian stock exchange, engages in natural gas transportation activities also for other operators of the segment. Following the demerger of Italgas, which attributed to Eni the interests owned by Italgas in Italian companies selling natural gas (among which a 100% interest in Italgas Più, merged into Eni) and in foreign companies selling natural gas (among which a 40% interest in Tigaz), Eni now manages directly about 5 million customers of the residential and commercial segment, optimizing its commercial structure. Eni is engaged in local distribution outside Italy, in Argentina through Distribuidora de Gas Guyana, in Hungary through Tigaz and Tigaz 2 and in Slovenia through Adriaplin Doo.

Legislative Decree No. 164 of May 23, 2000 introduced laws for the liberalization of the Italian natural gas market with great impact on Eni’s activities, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:

-	total free market after 2003;
-	until December 31, 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, by 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network in order to sell it. This percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of own consumption and, in case of sales, also net of losses;
-	tariffs for transport, dispatching, storage, use of LNG terminals and local network distribution are set by Authority for Electricity and Gas;
-	third parties are to access the transmission system on a regulated basis.

Eni through EniPower SpA (Eni 100%) and subsidiaries is engaged in the electricity business at the power plants located in the Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova and Brindisi industrial sites with installed capacity of 3.3 gigawatts and a production sold of 13.85 terawatthours. The demand for gas and fuel oils of EniPower’s stations is met by Eni supplies.

Refining & Marketing: Eni, through its Refining & Marketing Division, which was constituted by the incorporation of AgipPetroli SpA in Eni SpA in 2002 and certain subsidiaries, engages in petroleum refining and marketing activities primarily in Italy and Europe. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately 50% of crude oil supplies is purchased from Eni’s Exploration & Production segment, the rest is purchased from producing countries pursuant to purchase contracts (28%) and in international spot markets (20%). Over 50% of the purchased crude oil is processed. Over 30% of oil processed derives from the production of Eni’s Exploration & Production segment.

Petrochemicals: through Polimeri Europa SpA and its subsidiaries (Eni 100%), Eni engages in manufacturing of olefins, aromatics, intermediate products, styrene and elastomers. Eni’s petrochemicals production is concentrated in Italy, the other operations being primarily in Western Europe. Approximately 22% of the oil-based feedstock requirements used by petrochemical plants are supplied by Eni’s Refining & Marketing segment.

Oilfield Services construction and Engineering: through Saipem SpA (Eni 43%), a company listed on the Italian stock exchange, and its subsidiaries, Eni is engaged in construction and drilling services to customers in the oil and gas industries. Through Snamprogetti SpA (Eni 100%) and its subsidiaries, Eni is a leading provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At December 31, 2004 approximately 8% of the order backlog of Eni’s Oilfield Services, Construction and Engineering segment related to orders from Eni Group companies.

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

Accounting for Suspended Well Costs

Refer to Note 27 "Summary of significant differences between Italian accounting principles and U.S. GAAP on page F-64 under the caption "B) Exploration & Production activities" for a discussion of the company’s accounting policy for the cost of exploratory wells.

In April 2005, the FASB issued FSP FAS 19-1 to amend FAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." Under the provisions of FSP FAS 19-1, companies in the oil and gas industry are allowed to continue capitalization of an exploratory well after the completion of drilling when: (a) the well has found a sufficient quantity of reserves to justify completion as a producing well and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. FSP FAS 19-1 provided a number of indicators needing to be present to demonstrate sufficient progress was being made in assessing the reserves and economic viability of the project. Among these indicators are: (i) costs are being incurred to assess the reserves and their potential development; (ii) existence (or active negotiations) of sales contracts with customers for oil and natural gas; and (iii) existence of firm plans, established timetables or contractual commitments, which may include seismic testing and drilling of additional exploratory wells.

The disclosures and discussion below address those suggested in FSP FAS 19-1.

The following table reflects the net changes in capitalized exploratory well costs during 2004, 2003 and 2002, and does not include amounts that were capitalized and subsequently expensed in the same period. Capitalized exploratory well costs for fiscal years ending December 31, 2004, 2003 and 2002, are presented based on the Company’s previous accounting policy.

The adoption of this FSP does not result in the write-off of any capitalized exploration drilling costs for the period 2002-2004.

(million euro)	2002	2003	2004

Beginning balance at January 1	613	591	570
Additions pending the determination of proved reserves	235	284	185
Amount previously capitalized charged to expense during the year	(63)	(107)	(54)
Reclassification to wells, facilities and equipment based on the determination of proved reserves	(97)	(96)	(72)
Other reductions (*)	(4)	0	(79)
Foreign exchange effects	(94)	(100)	(37)
Ending Balance at December 31	591	570	513

___________________

(*) Represents sales of properties.

The following table provides an aging of capitalized exploratory well costs, based on the date the drilling was completed, and the number of net wells for which exploratory costs have been capitalized for the period:

2002	2003	2004

million euro	Net wells (*)	million euro	Net wells (*)	million euro	Net wells (*)

< 1 year	200	17.76	264	16.8	156	11.14
1 to 3 years	299	20.4	241	22.38	319	27.55
3 to 8 years	91	13.96	65	8.36	39	3.8
Total at year end	591	52.12	570	47.54	513	42.49

___________________

(*) A net well is the sum of the fractional working interest owned in gross wells.

The following table provides, based on the date the drilling was completed, the capitalized costs and the related net well number at year end 2004, 2003 and 2002 divided by category of projects of exploratory activity.

2002	2003	2004

mm euro	Net wells (*)	mm euro	Net wells (*)	mm euro	Net wells (*)

Project with wells drilled in the past 12 months	200	17.76	264	16.8	156	11.14
Project with recent or planned exploratory activitiy	163	11.61	163	13.39	283	21.94
Project with exploration activities already underway or firmly planned:
future exploration drilling	87	5.05	101	6.83	148	10.29
other exploratory activities	76	6.56	62	6.56	135	11.65
Project with completed exploratory activity	227	22.75	143	17.35	75	9.41
Project progressing towards commercialization/sanction	221	22.52	131	16.46	61	8.32
Projects awaiting finalization of development facilities	7	0.23	12	0.89	14	1.09
Total at the year end	591	52.12	570	47.54	513	42.49

___________________

(*) A net well is the sum of the fractional working interest owned in gross wells.

At the end of 2004 of the euro 513 million of exploratory suspended costs, approximately euro 156 million related to the 11 net wells for which the drilling was completed in one year or less. Of the remaining euro 357 million, related to the 31.35 net wells suspended for more than one year since the completion of drilling, 79% is associated with projects for which exploration activity is still ongoing.

Recent accounting pronouncements

In November 2004, the Financial Accounting Standards Board issued the statement No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4" (SFAS 151), and in December 2004 the statement No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29" (SFAS 153).

SFAS 151 amends the guidance in ARB No. 43 and clarifies that items such as idle facility expense, excessive spoilage, double freight, handling costs and other similar costs must be recognized as current period charges regardless of whether they meet the criterion of "so abnormal". In addition, with the effort of the FASB to improve the comparability with the international accounting standards (IFRS), SFAS 151 provides that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities, also considering the losses of production capacity following the closure of plants for planned maintenances. The application of SFAS 151 is provided beginning from 2006.

Eni presently is analyzing the statement and, at the moment, believes that the application will not have a significant effect on Eni’s consolidated financial position or operating results.

SFAS 153 amends APB Opinion 29, that provides that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged, with the exception that nonmonetary exchanges of similar productive assets should be measured on a carryover basis. With the effort of the FASB to improve the comparability with the international accounting standards (IFRS), SFAS 153 eliminates the exception for exchanges of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has a commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The first application of SFAS 153 is provided beginning from July 1, 2005. Eni presently is analyzing the statement and, at the moment cannot predict whether or not the application will have a material impact on Eni’s financial position or operating results.

Subsequent events

The main subsequent events occurred are as follows:

-	on February 18, 2005, the Council of Ministers, on proposal of the Ministry of Economy and Finance, presented a Draft Decree of the President of the Council of Ministers which defined criteria and modes for the divestment of the interest held by Eni in Snam Rete Gas SpA (50.06%). The special powers of the Ministry of Economy and Finance provided for by the regulations on the divestment of interests held by the Italian Government will be included in the by-laws of this company. After the publication of the relevant Decree, Eni will continue the procedure for the sale of Snam Rete Gas SpA shares until Eni’s interest reaches 20% before July 1, 2007;
-	within the North Caspian Sea PSA for the development of the Kashagan field, on March 31, 2005 Eni and the other partners in the consortium, except for one, purchased proportionally to their respective working interest the 16.67% share of British Gas that left the project, following the exercise of the pre-emptive right in May 2003. All partners then sold 50% of this interest to the Kazakh national company Kazmunaygaz, new partner in the PSA with an 8.335% interest. Eni’s interest in the operated project increased from 16.67% to 18.52% after the purchase that entailed an expenditure of US dollar 200 million;
-	in April 2005 Eni concluded the sale procedure of a 90% interest in Italiana Petroli (IP) with a call-and-put option for the remaining 10% to be exercised in the second half of 2010. The transaction that has been submitted for approval to the Italian Antitrust Authority will entail cash proceeds of euro 186 million for 100% of the shares when finalized. In 2004, IP sold 2.6 billion liters of fuels with an average throughput of 896,000 liters; at year end IP’s network included 2,915 service stations, of these approximately 2,700 were leased;
-	Eni Shareholders’ Meeting of May 27, 2005 resolved to extend Eni’s share buy-back program for an 18-month period starting on May 27, 2005. Eni share buy-back program started in 2000 and provides for the purchase of a maximum of 400 million Eni shares for an amount not higher than euro 5.4 billion. Both limits include treasury shares held by Eni as of May 26, 2005 (245.16 million shares for a total purchase cost of euro 3,440 million).

Supplemental oil and gas information (unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures about Oil & Gas Producing Activities". Amounts related to minority interests are not significant.

Capitalized costs

Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At December 31, 2003
Proved mineral interests (a)	8,766	6,103	6,141	8,291	6,389	35,690
Unproved mineral interests		329	83	696	1,272	2,380
Support equipment and facilities	262	594	208	32	51	1,147
Incomplete wells and other	826	1,254	1,098	223	1,413	4,814
Gross capitalized costs	9,854	8,280	7,530	9,242	9,125	44,031
Accumulated depreciation, depletion and amortization	(6,186)	(3,799)	(3,785)	(4,252)	(2,657)	(20,679)
Net capitalized costs	3,668	4,481	3,745	4,990	6,468	23,352
At December 31, 2004
Proved mineral interests (a)	9,056	7,192	6,288	7,198	7,698	37,432
Unproved mineral interests		272	70	561	1,103	2,006
Support equipment and facilities	252	1,056	209	33	75	1,625
Incomplete wells and other	662	468	1,038	397	882	3,447
Gross capitalized costs	9,970	8,988	7,605	8,189	9,758	44,510
Accumulated depreciation, depletion and amortization	(6,416)	(3,887)	(3,907)	(3,733)	(3,252)	(21,195)
Net capitalized costs	3,554	5,101	3,698	4,456	6,506	23,315

___________________

(a) Includes capitalized costs for wells and facilities related to proved reserves.

Cost incurred

Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities.

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 2002
Proved property acquisitions				104	24	128
Unproved property acquisitions				22	167	189
Exploration	69	116	203	84	430	902
Development	440	724	986	316	1,622	4,088
Total costs incurred	509	840	1,189	526	2,243	5,307
Year ended December 31, 2003
Proved property acquisitions				308	8	316
Unproved property acquisitions				125	6	131
Exploration	67	80	138	125	243	653
Development (a)	449	1,106	1,268	286	1,454	4,563
Total costs incurred (b)	516	1,186	1,406	844	1,711	5,663
Year ended December 31, 2004
Proved property acquisitions
Unproved property acquisitions
Exploration	64	104	71	66	194	499
Development (a)	431	965	881	391	1,407	4,075
Total costs incurred	495	1,069	952	457	1,601	4,574

___________________

(a)	Includes for assets retirement obligations pursuant to SFAS 143 "Accounting for asset retirement obligations" euro 84 million of costs capitalized during 2003 and 233 euro million for 2004.
(b)	Includes costs for acquisition of Fortum Petroleum AS (now Eni Norge AS) of euro 434 million, net of the related gross-up for deferred taxes of euro 514 million. The amount has been allocated to the North Sea area as follows: (i) Proved property acquisitions euro 308 million, (ii) Unproved property acquisitions euro 109 million, (iii) Exploration euro 17 million.

Results of operations from oil and gas producing activities

Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated to such activities including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 2002
Revenues:
- sales to affiliates	2,871	1,673	1,856	1,748	281	8,429
- sales to unaffiliated entities	253	1,226	186	695	1,414	3,774
Total revenues	3,124	2,899	2,042	2,443	1,695	12,203
Operations costs	(218)	(352)	(317)	(490)	(237)	(1,614)
Production taxes	(138)	(110)	(210)	(20)	(47)	(525)
Exploration expenses	(80)	(71)	(116)	(117)	(294)	(678)
D.D. & A. and Provision for abandonment (a)	(528)	(532)	(390)	(863)	(758)	(3,071)
Other income and (expenses)	(258)	(186)	(122)	(47)	(183)	(796)
Pretax income from producing activities	1,902	1,648	887	906	176	5,519
Estimated income taxes	(751)	(852)	(578)	(445)	(83)	(2,709)
Results of operations from E&P activities	1,151	796	309	461	93	2,810
Year ended December 31, 2003
Revenues:
- sales to affiliates	2,609	1,469	1,946	1,913	345	8,282
- sales to unaffiliated entities	153	1,188	164	822	1,595	3,922
Total revenues	2,762	2,657	2,110	2,735	1,940	12,204
Operations costs	(222)	(316)	(283)	(446)	(235)	(1,502)
Production taxes	(136)	(97)	(235)	(11)	(79)	(558)
Exploration expenses	(89)	(70)	(113)	(96)	(276)	(644)
D.D. & A. and Provision for abandonment (a)	(458)	(420)	(377)	(759)	(734)	(2,748)
Other income and (expenses)	(170)	(264)	(121)	14	(289)	(830)
Accretion discount (SFAS 143) (b)	(37)	(5)	(14)	(42)	(4)	(102)
Pretax income from producing activities	1,650	1,485	967	1,395	323	5,820
Estimated income taxes	(629)	(788)	(617)	(750)	(111)	(2,895)
Results of operations from E&P activities	1,021	697	350	645	212	2,925
Year ended December 31, 2004
Revenues:
- sales to affiliates	2,633	1,868	2,762	2,083	508	9,854
- sales to unaffiliated entities	148	1,364	306	709	2,086	4,613
Total revenues	2,781	3,232	3,068	2,792	2,594	14,467
Operations costs	(223)	(292)	(322)	(405)	(289)	(1,531)
Production taxes	(118)	(91)	(379)	(13)	(163)	(764)
Exploration expenses	(57)	(47)	(71)	(93)	(155)	(423)
D.D. & A. and provision for abandonment (a)	(489)	(437)	(482)	(687)	(849)	(2,944)
Other income and (expenses)	(98)	(368)	(216)	97	(208)	(793)
Accretion discount (SFAS 143) (b)	(37)	(5)	(17)	(15)	(6)	(80)
Pretax income from producing activities	1,759	1,992	1,581	1,676	924	7,932
Estimated income taxes	(632)	(994)	(945)	(948)	(305)	(3,824)
Results of operations from E&P activities	1,127	998	636	728	619	4,108

___________________

(a) Includes assets impairments amounting for euro 227 million for 2002, 210 million for 2003 and 300 million for 2004.
(b) Represents the financial effect of the passage of time relating to Eni’s future asset retirement obligations pursuant to SFAS 143 "Accounting for asset retirement obligations".

Average sales prices and production costs per unit of production

Italy	North Africa	West Africa	North Sea	Rest of World	Total

2002
Average sales prices:
Oil and condensates, per BBL	($)	22.39	23.49	23.62	23.97	18.90	22.81
Natural gas, per kCF		3.73	2.83	0.42	2.46	2.90	3.08
Average production costs, per BOE (1)		2.97	3.44	5.75	4.37	2.94	3.83
2003
Average sales prices:
Oil and condensates, per BBL	($)	24.24	27.14	27.60	28.37	21.53	26.29
Natural gas, per kCF		4.65	2.86	0.53	3.11	3.18	3.56
Average production costs, per BOE (1)		3.77	3.70	6.21	4.19	3.26	4.16
2004
Average sales prices:
Oil and condensates, per BBL	($)	30.98	35.66	36.32	36.92	30.79	34.76
Natural gas, per kCF		5.33	2.92	0.60	3.87	3.29	3.89
Average production costs, per BOE (1)		4.35	3.53	7.70	4.73	4.50	4.92

___________________

(1)	Calculated net of volumes of natural gas consumed in operations. Starting in 2004, natural gas was converted to oil-equivalent at 5,742 CF = 1 BBL. Previously, natural gas was converted to oil-equivalent at 5,800 CF = 1 BBL for natural gas produced outside Italy and at 5,600 CF = 1 BBL for natural gas produced in Italy.

Oil and natural gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved crude oil and natural gas reserves have been calculated on the basis of the spot price of Brent crude oil as of December 31, of each of the three years presented (40.47, 30.10 and 25.66 US dollar per barrel for 2004, 2003 and 2002, respectively) as provided for in Rule 4-10 of Regulation S-X. Proved reserves exclude royalties and interests owned by others.

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

The estimates of Eni’s reserve quantities have been prepared in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped, at December 31, 2001, 2002, 2003 and 2004 are based on data prepared by Eni.

Eni operates under Production Sharing Agreements (PSAs) in several of the foreign jurisdictions where it has oil and gas exploration and production activities. In countries where Eni operates under PSAs, proved reserves are shown in accordance with Eni’s economic interest (pursuant to PSA contract terms) in the oil and gas reserve quantities estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production, and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represent 43%, 46% and 51% of total proved reserves as of year-end 2002, 2003 and 2004, respectively, on an oil-equivalent basis.

Proved reserves include the volume of natural gas used for own consumption and volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (i) the residual natural gas volumes of the reservoirs; (ii) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when it is sold to third parties.

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition, changes in oil and natural gas prices could have an effect on the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. Reserve estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.

The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2002, 2003 and 2004.

Crude oil (Including Condensates and Natural Gas Liquids)

(million barrels) Proved Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2001	309	1,171	976	552	940	3,948
Purchase of Minerals in Place				13	12	25
Revisions of Previous Estimates	2	(31)	112	4	(33)	54
Improved Recovery		14	1			15
Extensions and Discoveries	11	10	14	18	104	157
Production	(30)	(92)	(81)	(77)	(54)	(334)
Sales of Minerals in Place	(37)			(12)	(33)	(82)
Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783
Purchase of Minerals in Place				86		86
Revisions of Previous Estimates	21	51	59	52	153	336
Improved Recovery		15	16			31
Extensions and Discoveries	6	32	28		214	280
Production	(30)	(90)	(87)	(86)	(64)	(357)
Sales of Minerals in Place				(21)		(21)
Reserves at December 31, 2003	252	1,080	1,038	529	1,239	4,138
Purchase of Minerals in Place
Revisions of Previous Estimates	(1)	(22)	44	12	(18)	15
Improved Recovery		11	48	4		63
Extensions and Discoveries	4	20	34	4	144	206
Production	(30)	(94)	(104)	(74)	(75)	(377)
Sales of Minerals in Place		(2)	(4)	(25)	(6)	(37)
Reserves at December 31, 2004	225	993	1,056	450	1,284	4,008

(million barrels) Proved Developed Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2001	171	685	539	476	443	2,314
Reserves at December 31, 2002	168	610	554	426	483	2,241
Reserves at December 31, 2003	173	640	560	464	610	2,447
Reserves at December 31, 2004	174	655	588	386	668	2,471

Natural gas

(billion cubic feet) Proved Natural Gas Reserves	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2001	5,640	5,509	925	1,892	3,106	17,072
Purchase of Minerals in Place				87		87
Revisions of Previous Estimates	21	257	8	115	1,238	1,639
Improved recovery
Extensions and Discoveries	105	9	636	74	223	1,047
Production	(456)	(212)	(36)	(201)	(228)	(1,133)
Sales	(15)			(68)		(83)
Reserves at December 31, 2002	5,295	5,563	1,533	1,899	4,339	18,629
Purchase of Minerals in Place	10			425	8	443
Revisions of Previous Estimates	(768)	(123)	172	139	325	(255)
Improved recovery
Extensions and Discoveries	84	242			100	426
Production	(455)	(215)	(49)	(229)	(276)	(1,224)
Sales				(11)		(11)
Reserves at December 31, 2003	4,166	5,467	1,656	2,223	4,496	18,008
Revisions of Previous Estimates	105	814	129	75	84	1,207
Improved Recovery			10			10
Extensions and Discoveries	29	420		38	222	709
Production	(409)	(247)	(66)	(220)	(303)	(1,245)
Sales	(73)	(1)		(65)	(115)	(254)
Reserves at December 31, 2004	3,818	6,453	1,729	2,051	4,384	18,435

(billion cubic feet) Proved Developed Natural Gas Reserves	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2001	3,665	1,103	584	1,721	1,221	8,294
Reserves at December 31, 2002	3,397	1,084	863	1,727	1,283	8,354
Reserves at December 31, 2003	2,966	962	866	2,075	3,355	10,224
Reserves at December 31, 2004	2,850	1,760	924	1,845	3,122	10,501

___________________

(a) Including approximately 728, 779, 747 and 737 billions of cubic feet of natural gas held in storage at December 31, 2001, 2002, 2003 and 2004 respectively.

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

Future cash flows as of December 31, 2002, 2003 and 2004 include annual revenue payments from Eni’s Gas & Power segment and other transport and distribution gas companies which represent payments for modulation services to support demand delivery capability. Such capability is provided through utilization of gas withdrawn from producing fields and injected into depleted gas fields as storage.

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

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At December 31, 2002
Future cash inflows	32,809	41,797	29,242	19,645	26,500	149,993
Future production costs	(4,367)	(10,354)	(6,795)	(4,748)	(4,310)	(30,574)
Future development and abandonment costs	(2,755)	(3,880)	(2,706)	(1,523)	(2,459)	(13,323)
Future net inflow before income tax	25,687	27,563	19,741	13,374	19,731	106,096
Future income tax	(8,885)	(12,164)	(11,320)	(7,598)	(5,593)	(45,560)
Future net cash flows	16,802	15,399	8,421	5,776	14,138	60,536
10% discount factor	(7,471)	(7,411)	(3,534)	(1,577)	(6,063)	(26,056)
Standardized measure of discounted future net cash flows	9,331	7,988	4,887	4,199	8,075	34,480
At December 31, 2003
Future cash inflows	24,641	36,484	25,074	19,590	28,505	134,294
Future production costs	(3,879)	(7,868)	(5,847)	(5,458)	(4,763)	(27,815)
Future development and abandonment costs	(2,080)	(3,762)	(2,005)	(1,084)	(2,575)	(11,506)
Future net inflow before income tax	18,682	24,854	17,222	13,048	21,167	94,973
Future income tax	(6,113)	(10,296)	(8,979)	(7,614)	(6,073)	(39,075)
Future net cash flows	12,569	14,558	8,243	5,434	15,094	55,898
10% discount factor	(5,056)	(6,646)	(3,130)	(1,872)	(7,930)	(24,634)
Standardized measure of discounted future net cash flows	7,513	7,912	5,113	3,562	7,164	31,264
At December 31, 2004
Future cash inflows	28,582	40,373	28,395	20,435	32,619	150,404
Future production costs	(3,635)	(7,237)	(6,664)	(5,082)	(4,858)	(27,476)
Future development and abandonment costs	(2,210)	(4,073)	(1,873)	(1,419)	(2,873)	(12,448)
Future net inflow before income tax	22,737	29,063	19,858	13,934	24,888	110,480
Future income tax	(7,599)	(11,487)	(10,949)	(8,824)	(6,736)	(45,595)
Future net cash flows	15,138	17,576	8,909	5,110	18,152	64,885
10% discount factor	(6,006)	(7,592)	(3,267)	(1,350)	(9,412)	(27,627)
Standardized measure of discounted future net cash flows	9,132	9,984	5,642	3,760	8,740	37,258

Changes in standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years 2002, 2003 and 2004.

(million euro)	2002	2003	2004

Beginning of year	26,771	34,480	31,264
Increase (Decrease):
- sales, net of production costs	(10,064)	(10,144)	(12,172)
- net changes in sales and transfer prices, net of production costs	18,936	(1,050)	13,031
- extensions, discoveries and improved recovery, net of future production and development costs	1,810	1,855	2,806
- changes in estimated future development and abandonment costs	(2,697)	(3,576)	(3,437)
- development costs incurred during the period that reduced future development costs	4,287	4,864	4,229
- revisions of quantity estimates	1,715	2,348	1,658
- accretion of discount	4,279	5,585	5,328
- net change in income taxes	(9,318)	105	(4,805)
- purchase of reserves in-place	387	1,488
- sale of reserves in-place	(646)	(222)	(727)
- changes in production rates (timing) and other	(980)	(4,469)	83
Net increase (decrease)	7,709	(3,216	5,994
End of year	34,480	31,264	37,258

Footnotes Item 1-15

(1)	For a definition of margin see "Glossary".
(2)	From 1991 to 2002 to DeGolyer and MacNaughton, from 2003 also to Ryder Scott.
(3)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its expenditure (profit oil).
(4)	Of these, 5 are owned through affiliates for initiatives in Saudi Arabia, Russia and Spain.
(5)	Of these 27,421 square kilometers are owned through affiliates for initiatives in Saudi Arabia, Russia and Spain.
(6)	Two of these are not yet operational.
(7)	Eni agreed with the Antitrust Authority to sell a total volume of 9.2 billion cubic meters of natural gas (2.3 billion cubic meters/year) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.
(8)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.
(9)	Article 11 of Legislative Decree No. 79/1999 concerning the opening up of the Italian electricity market obliges importers and producers of electricity from non renewable sources to input into the national electricity system a share of electricity produced from renewable sources set at 2% of electricity imported or produced from non renewable sources exceeding 100 gigawatts. Calculations are made on total amounts net of co-generation and own consumption. This obligation can be met also by purchasing volumes or rights from other producers employing renewable sources (the so called "green certificates") to cover all or part of such 2% share. Legislative Decree No. 387/2003 established that from 2004 to 2006 the minimum amount of electricity from renewable sources to be input in the grid in the following year be increased by 0.35% per year. The Minister of Productive Activities, with decrees issued in consent with the Minister of the Environment, will define further increases for the 2007-2009 and 2010-2012 periods.
(10)	The Refining & Marketing segment purchased approximately 70% of the Exploration & Production segment’s oil and condensate production and resold on the market those crudes and condensates that are not suited to processing in its own refineries due to their characteristics or geographic area.
(11)	Other floating production units are semi-submersible platforms, tension leg platforms and submersible pipe alignment rigs.
(12)	For a discussion of leverage and a reconciliation with the most directly comparable GAAP financial measure, see "Liquidity and capital resources – Financial conditions" below.
(13)	This definition applies to the term margin whenever used in this section.
(14)	The ceiling on sales to end customers is 50%; the ceiling on volumes input into the Italian network to be sold in Italy is 73%.
(15)	Difference between the current period cost of products sold and the cost deriving from the application of the weighted average cost method in the evaluation of inventories.
(16)	Excluding loans directed to specific capital expenditure projects in the Exploration & Production and Gas & Power segments, whose financial charges are recognized as an increase of the relevant capital goods.
(17)	In fiscal year 2003, Stoccaggi Gas Italia, which in 2001 received a contribution-in-kind of natural gas storage assets from Eni SpA and Snam SpA, applied Law No. 448 of December 28, 2001, that allows companies receiving contributions-in-kind of assets to align the taxable value of these assets to the higher book value by paying a 9% special rate tax instead of the 34% statutory tax rate. Therefore in Eni’s 2003 consolidated financial statements a deferred tax asset of euro 287 million (net of the special rate tax of euro 154 million) was recognized on the temporary difference between the taxable value and the book value of these assets. See "2003 Annual Report on Form 20-F - Item 5 Operating and financial review and prospects - Results of operations, under the caption Income Taxes". On that occasion, the deferred tax asset arising from the temporary difference between the taxable value and the book value of natural gas volumes held in storage (euro 696 million) was not recognized because its recoverability was not considered reasonably certain, given the fact that Law No. 170 of 1974 did not establish limitations to the renewal of natural gas storage concessions. As a matter of fact Italian GAAP state that no deferred tax asset can be recognized unless there exists a reasonable degree of certainty about its future recoverability. On the contrary the newly enacted Law No. 239 of August 23, 2004 establishes a limit to the renewal of natural gas storage concessions; in particular Article 1 paragraph 61 states: "holders of natural gas underground storage concessions are entitled to no more than two renewals, each lasting ten years, on condition that such persons carry out storage programs and all other obligations arising from the concession". On this basis in 2004 accounts a deferred tax asset was recognized of euro 259 million.
(18)	According to Law No. 448 of December 28, 2001, companies receiving contributions-in-kind of assets are allowed to align the taxable value of these assets to the higher book value by paying a tax calculated at the 9% special rate provided for by the law instead of the 34% statutory tax rate applied to the difference between the two values. Stoccaggi Gas Italia SpA, which in 2001 received a contribution-in-kind of natural gas storage assets from Eni SpA and Snam SpA, applied this law. Therefore in Eni’s consolidated financial statements a temporary difference between taxable values and book values of these assets was recognized, which led to the recognition of the euro 287 million deferred tax asset (net of the special rate tax of euro 154 million).
(19)	Include own consumption and Eni’s share of sales of affiliates.
(20)	Taking into account the later conferral of assets to Eni’s subsidiary Snam Rete Gas SpA, the timing difference was considered analogous to that deriving from the cancellation of intra-group profits; under Italian GAAP the adopted 19% rate is equal to taxes paid by the conferring entity, not to the taxes recoverable by the receiving entity, Snam Rete Gas SpA.
(21)	The term "reversal" means the charging to income statement of the provisions for deferred tax assets made in previous periods, due to the cancellation of the timing difference that determined them due, e.g., to the charging to income statement of technical-economic amortization after the completion of the depreciation allowed by fiscal laws or the fiscal recognition of expense previously recorded under the undeductible reserve for contingent liabilities.
(22)	Article 1, paragraph 61 states: "Holders of natural gas underground storage concessions cannot benefit of more than 2 renewals lasting 10 years if they complied with their storage plans and all the duties included in the said concessions". Formerly Law 170/1970 stated: "concessions can be renewed for 10 year periods".
(23)	Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.
(24)	Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) death rates of employees; (iii) turn-over rate of employees; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of requests for reimbursement and future changes in medical costs; and (vi) interest rates.
(25)	For a discussion of the usefulness of leverage and its reconciliation with the most directly comparable GAAP measure, see "Item 5 – Financial Condition".

Exhibit 1

Eni S.p.A. By-laws

Part I - Establishment - Name - Registered Office and Duration of the Company

ARTICLE 1

1.1	"Eni S.p.A." resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1	The registered head office of the company is located in Rome, Italy and the company's two branches in San Donato Milanese (MI).
2.2	Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1	The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders' meeting.

ARTICLE 4

4.1	The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.
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

ARTICLE 5

5.1	The company capital is euro 4,004,425,176.00 (four billion four million four hundred and twenty-five thousand one hundred and seventy-six) represented by 4,004,425,176 (four billion four million four hundred and twenty-five thousand one hundred and seventy-six) shares of ordinary stock with a nominal value of euro 1 (one) each.
5.2	Shares may not be split up and each share is entitled to one vote.
5.3	The fact of being a Shareholder in itself constitutes approval of these by-laws.
5.4	The Board of Directors in execution of the delegation of authority resolved pursuant to Article 2443 of the Civil Code by the Shareholders' Meeting held on June 6, 2000 approved in the Meetings held on June 21, 2000 and June 7, 2001 to increase the company capital up to euro 3,500,000 (three million five hundred thousand). Therefore the Board resolved to issue up to 3,500,000 (three million five hundred thousand) ordinary shares nominal value euro 1 (one) each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares have been assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code who have achieved the pre-set annual corporate and individual targets. In the two-year period concerned by the Plan the total figure of the commitments of share offerings was 1,428,550 in the year 2000 and 1,851,750 in the year 2001 for a total amount of 3,280,300 shares. Eni share capital will be increased up to the amount corresponding to the shares subscribed until the term of December 31, 2004.
5.5	Pursuant to Article 2443 of the Civil Code, the Board of Directors is delegated to increase the company share capital, for no consideration and within December 31, 2002, in one or more times, pursuant to Article 2349 of the Civil Code, up to euro 1,500,000 (one million five hundred thousand). The Board may therefore issue up to 1,500,000 (one million five hundred thousand) ordinary shares nominal value 1 (one) euro each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares to be issued will be assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, listed subsidiaries excepted, who have achieved the pre-set 2001 individual targets. The shares will be offered for subscription for no consideration within a month from the expiration of a three-year term commencing as of the date of the communication of the commitment of the offer to the assignee. The company capital will be increased up to the amount corresponding to the shares subscribed until the term of June 30, 2006.
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
6.2	Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, Paragraph 227, of Law December 24, 2003 No. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of Productive Activities and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:
a)	opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders' meeting. The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders' Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;
b)	opposition with respect to the subscription of Shareholders' pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders' meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;
c)	veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;
d)	appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of Productive Activities will appoint his substitute.

ARTICLE 7

7.1	When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder's expense.

ARTICLE 8

8.1	In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1	The shareholders' meeting may resolve to increase the company capital and establish terms, conditions and means thereof.
9.2	The shareholders' meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1	Payments on shares are requested by the Board of Directors in one or more times.
10.2	Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1	The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

ARTICLE 12

12.1	Ordinary and extraordinary shareholders' meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.
12.2	Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group tFinancial Statements.

ARTICLE 13

13.1	Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.
13.2	Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the certification issued by financial intermediaries at least two days before the date of the shareholders’ meeting on first call.

ARTICLE 14

14.1	Each Shareholder entitled to attend the Meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the Meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.
14.2	The Chairman of the Meeting has to assure the regularity of written proxies and, in general, the right to attend the Meeting.
14.3	The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.
14.4	Eni S.p.A. shareholders' meetings are disciplined by Eni S.p.A.'s shareholders' meeting Regulation approved by the ordinary shareholders' meeting.

ARTICLE 15

15.1	The Meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Managing Director; in absence of both, by another person, duly delegated by the Board of Directors, failing which the Meeting may elect its own Chairman.
15.2	The Chairman of the Meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1	The ordinary shareholders' meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.
16.2	Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.
16.3	Resolutions of the Meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.
16.4	The minutes of ordinary meetings must be signed by the Chairman and the Secretary.
16.5	The minutes of extraordinary meetings must be drawn up by a notary public.

ARTICLE 17

17.1	The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders' meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another member, with no voting rights, pursuant to Article 6, second Paragraph, letter d), of the by-laws.
17.2	The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders’ meeting convened to approve the financial statements of the last year of their office. They may be reappointed.
17.3	The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors, in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.
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
c)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law.
17.4	The shareholders' meeting may, even during the Board's term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.
17.5	If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders' meeting to appoint a new Board.

ARTICLE 18

18.1	If the shareholders' meeting has not appointed a Chairman, the Board will elect one of its members. The Director appointed pursuant to Article 6, second Paragraph, letter d) of the by-laws cannot be appointed as Chairman.
18.2	The Board, at the Chairman's proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1	The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Managing Director deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws.
The Board of Directors' meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.
19.2	Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.
19.3	The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

ARTICLE 20

20.1	The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the Meeting.

ARTICLE 21

21.1	A majority of members of the Board having a voting right must be present for a Board meeting to be valid.
21.2	Resolutions are taken with the majority of votes of the Board members having a voting right present; should votes be equal, the person who chairs the Meeting has a casting vote.

ARTICLE 22

22.1	Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the Meeting and by the Secretary.
22.2	Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1	The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders' meeting.
23.2	The Board of Directors is allowed to resolve on the following matters:
-	the merger and the demerger of at least 90% directly owned subsidiaries;
-	the establishment and winding up of branches;
-	the amendment to the by-laws in order to comply with the current legislation.

23.3	The Board of Directors and the Managing Director report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Managing Director report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

ARTICLE 24

24.1	The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant Article 6, second Paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Managing Director, a new Managing Director is simultaneously appointed.
The Board of Directors, upon proposal of the Chairman and in agreement with the Managing Director, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant Article 6, second Paragraph, letter d) of the by-laws. The Chairman and the Managing Director, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.
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
28.2	The effective Auditors and the alternate Auditors are appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply.
Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.
Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.
The shareholders’ meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed.
To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.
Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws.
28.3	Retiring Auditors may be reelected.
28.4	Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meeting and the Board of Directors, too.

ARTICLE 29

29.1	The business year ends on December 31 every year.
29.2	At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.
29.3	The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1	Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

ARTICLE 31

31.1	In the event the company is wound up, the shareholders' meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

ARTICLE 32

32.1	For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.
32.2	The Ministry of Economy and Finance may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1	The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.

.Table of Contents

Exibit 8

List of Eni's subsidiary for year 2004

Subsidiary	Country of Incorporation	Eni's interest (%)

Exploration & Production

Agip Caspian Sea BV	(the Netherlands)	100
Agip Energy and Natural Resources (Nigeria) Ltd	(Nigeria)	100
Agip Karachaganak BV	(the Netherlands)	100
Agip Oil Ecuador BV	(the Netherlands)	100
Eni A E P Ltd	(the United Kingdom)	100
Eni Algeria Exploration BV	(the Netherlands)	100
Eni Algeria Ltd Sàrl	(Luxembourg)	100
Eni Algeria Production BV	(the Netherlands)	100
Eni Ambalat Ltd	(the United Kingdom)	100
Eni America Ltd	(USA)	100
Eni Angola Exploration BV	(the Netherlands)	100
Eni Angola Production BV	(the Netherlands)	100
Eni AOG Ltd (in liquidation)	(the United Kingdom)	100
Eni AUL Ltd	(USA)	100
Eni Australia BV	(the Netherlands)	100
Eni Australia Ltd	(the United Kingdom)	100
Eni BBI Ltd	(the United Kingdom)	100
Eni BB Ltd	(the United Kingdom)	100
Eni BB Petroleum Inc	(USA)	100
Eni BB Pipeline Llc	(USA)	100
Eni Birch Ltd	(the United Kingdom)	100
Eni Bukat Ltd	(the United Kingdom)	100
Eni China BV	(the Netherlands)	100
Eni Congo SA	(Congo)	100
Eni Croatia BV	(the Netherlands)	100
Eni Dación BV	(the Netherlands)	100
Eni Deepwater Llc	(USA)	100
Eni Denmark BV	(the Netherlands)	100
Eni Elgin/Franklin Ltd	(the United Kingdom)	100
Eni Energy BV	(the Netherlands)	100
Eni Exploration BV	(the Netherlands)	100
Eni Finance Inc	(USA)	100
Eni Forties Ltd	(the United Kingdom)	100
Eni Ganal Ltd	(the United Kingdom)	100
Eni Grand Maghreb BV	(the Netherlands)	100
Eni Guibsen Exploration BV	(the Netherlands)	100
Eni Indonesia Ltd	(the United Kingdom)	100
Eni International NA NV Sàrl	(Luxembourg)	100
Eni Investments Plc	(the United Kingdom)	100
Eni Iran BV	(the Netherlands)	100
Eni Ireland BV	(the Netherlands)	100
Eni Jpda 03-13 Ltd	(the United Kingdom)	100
Eni Krueng Mane Ltd	(the United Kingdom)	100
Eni Lasmo Plc	(the United Kingdom)	100
Eni Liverpool Bay Ltd	(the United Kingdom)	100
Eni LNS Ltd	(the United Kingdom)	100
Eni Malagot Ltd	(the United Kingdom)	100
Eni Marketing Inc	(USA)	100
Eni Mediterranea Idrocarburi SpA	(Italy)	100
Eni Mep Ltd	(the United Kingdom)	100
Eni Middle East Ltd	(the United Kingdom)	100
Eni Morocco BV	(the Netherlands)	100
Eni Muara Bakau BV	(the Netherlands)	100
Eni Norge AS	(Norway)	100
Eni North Africa BV	(the Netherlands)	100
Eni Oil Algeria Ltd	(the United Kingdom)	100
Eni Oil do Brasil SA	(Brazil)	100
Eni Oil & Gas Inc	(USA)	100
Eni Oil Holdings BV	(the Netherlands)	100
Eni Oil US Llc	(USA)	100
Eni Pakistan Ltd	(the United Kingdom)	100
Eni Pakistan (M) Ltd Sàrl	(Luxembourg)	100
Eni Papalang Ltd	(the United Kingdom)	100
Eni Petroleum BV	(the Netherlands)	100
Eni Petroleum Co Inc	(USA)	100
Eni Petroleum Exploration Co Inc	(USA)	100
Eni Popodi Ltd	(the United Kingdom)	100
Eni Rapak Ltd	(the United Kingdom)	100
Eni Securities Ltd	(the United Kingdom)	100
Eni Sesulu Ltd	(the United Kingdom)	100
Eni TNS Ltd	(the United Kingdom)	100
Eni Trading BV	(the Netherlands)	100
Eni Trinidad and Tobago Exploration BV	(the Netherlands)	100
Eni Trinidad and Tobago Ltd	(Trinidad & Tobago)	100
Eni TTO Ltd	(the United Kingdom)	100
Eni Tunisia Bek BV	(the Netherlands)	100
Eni Tunisia BV	(the Netherlands)	100
Eni UHL Ltd	(the United Kingdom)	100
Eni UKCS Ltd	(the United Kingdom)	100
Eni UK Ltd	(the United Kingdom)	100
Eni ULT Ltd	(the United Kingdom)	100
Eni ULX Ltd	(the United Kingdom)	100
Eni USA Inc	(USA)	100
Eni US Operating Co Inc	(USA)	100
Eni Venezuela BV	(the Netherlands)	100
Eni Ventures Plc	(the United Kingdom)	100
Enstar Petroleum Ltd	(Canada)	50
Ieoc Exploration BV	(the Netherlands)	100
Ieoc Production BV	(the Netherlands)	100
Lasmo Oil Development (Canada) Ltd	(Canada)	100
Lasmo Sanga Sanga Ltd	(Bermuda)	100
Lasmo (UPET) Inc	(Canada)	100
Nigerian Agip Exploration Ltd	(Nigeria)	100
Nigerian Agip Oil Co Ltd	(Nigeria)	100
Pennant Insurance Co Ltd	(Bermuda)	100
Secab Niugini Ltd	(Papua New Guinea)	100
Società Petrolifera Italiana SpA	(Italy)	99.96
Société Italo Tunisienne d’Exploitation Pétrolière SA	(Tunisia)	50
Stoccaggi Gas Italia SpA - Stogit SpA	(Italy)	100
Unimar Llc	(USA)	50

Gas & Power

Acquedotto di Savona SpA	(Italy)	67.05
Acquedotto Vesuviano SpA	(Italy)	100
Adriaplin Podjetje za distribucijo zemeljskega plina d.o.o. Ljubljana	(Slovenia)	51
Compagnia Napoletana di Illuminazione e Scaldamento col Gas SpA	(Italy)	99.69
Distribuidora de Gas Cuyana SA	(Argentina)	45.6
Eni Acqua Campania SpA	(Italy)	49.05
Eni Gas & Power CH SA	(Switzerland)	100
Eni Gas & Power LNG Australia BV	(the Netherlands)	100
Eni G & P Trading BV	(the Netherlands)	100
Eni Gas Trading Europe BV	(the Netherlands)	100
EniPower SpA	(Italy)	100
EniPower Trading SpA	(Italy)	100
EniPower Trasmissione SpA	(Italy)	100
Fiorentina Gas Clienti SpA	(Italy)	100
Fiorentina Gas SpA	(Italy)	51.03
Gas Brasiliano Distribuidora SA	(Brazil)	100
GNL Italia SpA	(Italy)	50.06
Greenstream BV	(the Netherlands)	75
Inversora de Gas Cuyana SA	(Argentina)	76
Italgas Hellas SpA	(Italy)	100
LNG Shipping SpA	(Italy)	100
Napoletana Gas Clienti SpA	(Italy)	99.69
Partecipazioni Industriali SpA	(Italy)	100
Slim Sicilia - Società Lavori Impianti Metano Sicilia SpA	(Italy)	100
Snam Rete Gas SpA	(Italy)	50.06
Società Azionaria per la Condotta di Acque Potabili	(Italy)	67.05
Società EniPower Ferrara Srl	(Italy)	51
Società Italiana per il Gas pA	(Italy)	100
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	(Tunisia)	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	(Tunisia)	100
Tigáz Tiszántúli Gázszolgáltató Részvénytársaság	(Hungary)	50
Tigáz 2 Földgáz Elosztó és Közüzemi Szolgáltató Kft	(Hungary)	44.65
Trans Tunisian Pipeline Co Ltd	(Jersey)	100

Refining & Marketing

Agip Austria GmbH	(Austria)	100
Agip Benelux BV	(the Netherlands)	100
Agip Bratislava Sro	(Slovakia)	100
Agip Ceská Republika Sro	(Czech Republic)	100
Agip Deutschland GmbH	(Germany)	100
Agip Ecuador SA	(Ecuador)	100
Agip España SA	(Spain)	100
Agip Française SA	(France)	100
AgipFuel SpA	(Italy)	100
Agip Hungaria Részvénytársaság	(Hungary)	99.41
Agip Lubricantes SA	(Argentina)	100
Agip Lubricants (Pty) Ltd	(South Africa)	100
Agip Pannónia Kereskedelmi Korlátolt Felelõsségû Társaság	(Hungary)	99.41
Agip Portugal - Combustiveis SA	(Portugal)	100
AgipRete SpA	(Italy)	100
Agip Romania SA	(Romania)	100
Agip Schmiertechnik GmbH	(Germany)	100
Agip Slovenija Doo	(Slovenia)	100
Agip Slovensko Spol. Sro (ex Agip Slovensko Sro)	(Slovakia)	100
Agip Suisse SA	(Switzerland)	100
American Agip Co Inc	(USA)	100
Big Bon Distribuzione SpA	(Italy)	100
Costiero Gas Livorno SpA	(Italy)	65
Ecofuel SpA	(Italy)	100
Eni Portugal Investment SpA	(Italy)	100
Esain SA	(Ecuador)	100
Intermode Trasporti Logistica Integrata SpA	(Italy)	100
Italiana Petroli SpA	(Italy)	100
Petrolig Srl	(Italy)	70
Petroven Srl	(Italy)	68
Praoil Oleodotti Italiani SpA	(Italy)	100
Raffineria di Gela SpA	(Italy)	100

Petrochemicals

Dunastyr Polisztirolgyártó Részvénytársaság	(Hungary)	100
Polimeri Europa Americas Inc	(USA)	100
Polimeri Europa Benelux SA	(Belgium)	100
Polimeri Europa Distribution France SAS	(France)	100
Polimeri Europa Distribution SA	(Switzerland)	100
Polimeri Europa Elastomères France SA	(France)	100
Polimeri Europa France Snc	(France)	100
Polimeri Europa GmbH	(Germany)	100
Polimeri Europa Ibérica SA	(Spain)	100
Polimeri Europa SpA	(Italy)	100
Polimeri Europa UK Ltd	(the United Kingdom)	100

Oilfield Services Construction and Engineering
Oilfield Services and Construction

Boscongo SA	(Congo)	42.95
Bos Investment Ltd (ex Bouygues Offshore Ltd)	(the United Kingdom)	42.95
Bos Italia Srl	(Italy)	42.95
BOS Shelf Ltd Society	(Azerbaijan)	21.48
Bos - UIE Ltd (ex Bouygues Offshore - UIE Ltd)	(the United Kingdom)	42.95
Camom Gesellschaft fur Instandhaltung und Montagen GmbH	(Germany)	42.95
Camom SA	(France)	42.95
Canalisations, Tuyauteries Soudées SA	(France)	42.94
Consorzio Saipem Energy International - Tecnomare	(Italy)	50.05
Dalia Floater Angola Snc	(France)	11.81
Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	(Portugal)	42.95
Energy Maintenance Services SpA	(Italy)	71.48
Entreprise Nouvelle Marcellin SA	(France)	42.95
Er Sai Caspian Contractor Llc	(Kazakhstan)	21.48
ERS - Equipment Rental & Services BV	(the Netherlands)	42.95
European Marine Contractors Ltd	(the United Kingdom)	42.95
European Marine Investments Ltd	(the United Kingdom)	42.95
European Maritime Commerce BV	(the Netherlands)	42.95
FPSO Firenze Produção	(Portugal)	21.48
FPSO Mystras (Nigeria) Ltd	(Nigeria)	21.48
FPSO Mystras - Produção de Petròleo Lda	(Portugal)	21.48
Global Petroprojects Services AG	(Switzerland)	42.95
Guangdong Contractor Snc	(France)	25.77
Hazira Cryogenic Engineering & Construction Management Private Ltd	(India)	23.57
Hazira Marine Engineering & Construction Management Private Ltd	(India)	42.95
Intermare Sarda SpA	(Italy)	42.95
Katran-K Llc	(Russia)	42.95
Lipardiz - Construção de Estruturas Maritimas Lda	(Portugal)	21.48
Moss Arctic Offshore AS	(Norway)	42.95
Moss Maritime AS	(Norway)	42.95
Moss Maritime Inc	(USA)	42.95
Moss Offshore AS	(Norway)	42.95
Nigerian Services & Supply Co Ltd	(Nigeria)	42.95
Offshore Design Engineering Ltd	(the United Kingdom)	21.48
Petrex SA	(Peru)	42.95
Petromar Lda	(Angola)	30.07
PT Saipem Indonesia	(Indonesia)	42.95
PT Sofresid Indonesia Ll	(Indonesia)	42.95
Saibos Akogep Snc	(France)	30.07
Saibos Construções Maritimas Lda	(Portugal)	42.95
Saibos Fze	(United Arab Emirates)	42.95
Saibos SAS	(France)	42.95
Saipar Drilling Co BV	(the Netherlands)	21.48
Saipem Aban Drilling Co Private Ltd	(India)	21.48
Saipem Asia Sdn Bhd	(Malaysia)	42.95
Saipem Contracting Algerie SpA (ex Saipem Algerie SpA)	(Algeria)	42.93
Saipem Contracting (Nigeria) Ltd	(Nigeria)	41.67
Saipem do Brasil Serviçõs de Petroleo Ltda	(Brazil)	42.95
Saipem Energy International SpA	(Italy)	42.95
Saipem Holding France SAS	(France)	42.95
Saipem Inc	(USA)	42.95
Saipem India Project Services Ltd (ex International Development Process and Engineering Ltd)	(India)	42.95
Saipem International BV	(the Netherlands)	42.95
Saipem Luxembourg SA	(Lussemburgo)	42.95
Saipem (Malaysia) Sdn Bhd	(Malaysia)	17.18
Saipem Mediterranean Services Llc	(Croatia)	42.95
Saipem (Nigeria) Ltd	(Nigeria)	38.41
Saipem - Perfurações e Construções Petroliferas America do Sul Lda	(Portugal)	42.95
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	(Portugal)	42.95
Saipem (Portugal) - Gestão de Participações SGPS Sociedade Unipessoal SA	(Portugal)	42.95
Saipem SA	(France)	42.95
Saipem Services SA	(Belgium)	42.95
Saipem SpA	(Italy)	42.95
Saipem UK Ltd	(the United Kingdom)	42.95
SAIR Construções Mecanicas de Estruturas Maritimas Lda	(Portugal)	36.94
Sas Port de Tanger	(France)	42.95
Saudi Arabian Saipem Ltd	(Saudi Arabia)	25.77
SB Construction and Maritime Services BV	(the Netherlands)	42.95
Services et Equipements Gaziers et Petroliers SA	(France)	42.85
Servicios de Construçiones Caucedo SA	(Dominical Republic)	21.35
Société de Construction d’Oleoducs Snc	(France)	42.85
Société Nouvelle Technigaz SA	(France)	42.94
Société pour la Realisation du Port de Tanger Mediterranée	(Morocco)	14.32
Sofresid Engineering SA	(France)	42.95
Sofresid SA	(France)	42.95
Sonsub A/S	(Norway)	42.95
Sonsub Inc	(USA)	42.95
Sonsub International Pty Ltd	(Australia)	42.95
Sonsub Ltd	(the United Kingdom)	42.95
Sonsub SpA	(Italy)	42.95
Star Gulf Free Zone Co	(United Arab Emirates)	42.95
Starstroi Llc	(Russia)	21.48
Stts Snc	(France)	25.77
Tbe Ltd	(Egypt)	30.06
Tss Dalia Snc	(Egypt)	11.81
Upstream Constructors International Fzco	(United Arab Emirates)	21.48

Engineering

Andromeda Consultoria Tecnica e Representações Ltda	(Brazil)	100
ASG Scarl	(Italy)	55.34
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	(Italy)	50.21
Consorzio Snamprogetti Abb Lg Chemicals	(Italy)	50
CMS&A Wll	(Qatar)	20
Modena Scarl	(Italy)	59.33
Rodano Consortile Scarl	(Italy)	53.57
Rpco Enterprises Ltd	(Cyprus)	50
Snamprogetti France Sàrl	(France)	100
Snamprogetti Ltd	(the United Kingdom)	99.99
Snamprogetti Lummus Gas Ltd	(Malta)	99
Snamprogetti Management Services SA	(Switzerland)	99.99
Snamprogetti Netherlands BV	(the Netherlands)	100
Snamprogetti Saudi Arabia Ltd	(Saudi Arabia)	74.99
Snamprogetti Services SpA	(Italy)	100
Snamprogetti SpA	(Italy)	100
Snamprogetti Sud SpA	(Italy)	100
Snamprogetti USA Inc	(USA)	99.99
Spf - Tkp Omifpro Snc	(France)	50

Other Activities

Agenzia Giornalistica Italia SpA	(Italy)	100
Ambiente SpA	(Italy)	100
Eni Corporate University SpA	(Italy)	100
EniTecnologie SpA	(Italy)	100
Ing. Luigi Conti Vecchi SpA	(Italy)	100
Marghera Servizi Industriali Srl	(Italy)	100
Servizi Aerei SpA	(Italy)	100
Sieco SpA	(Italy)	100
Syndial SpA - Attività Diversificate	(Italy)	100
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA (ex Tecnomare SpA)	(Italy)	57.15

Corporate and financial copanies

Eni Coordination Center SA	(Belgium)	100
Eni International Bank Ltd	(Bahamas)	100
Eni International BV	(the Netherlands)	100
Società Finanziamenti Idrocarburi - Sofid - SpA	(Italy)	99.61
Società Finanziaria Eni SpA - Enifin	(Italy)	100
Padana Assicurazioni SpA	(Italy)	99.72
Serfactoring SpA	(Italy)	48.81
Serleasing SpA	(Italy)	99.61
Sofidsim - Società di Intermediazione Mobiliare SpA	(Italy)	99.61

Exhibit 11

Code of Ethics

Approved by the Board of Directors of Eni SpA on October 21, 1998 and on July 31, 2003 (Addendum)

CONTENTS

Addendum

Foreword

1. General Principles

1.1 To whom the Code applies

1.2 Duties of Eni5

1.3 Duties of Employees

1.4 Additional Duties of Managers

1.5 Applicability of the Code to Third Parties

1.6 Reference, Implementation and Control Functions (Guarantors)

1.7 Contractual Value of the Code

2. Business Conduct

2.1 Relations with Customers

2.2 Relations with Suppliers

3. Transparency of Accounting and Internal Controls

3.1 Accounting Records

3.2 Internal Controls

4. Personnel Policies

4.1 Human Resources

4.2 Harassment in the Workplace

4.3 Abuse of Alcohol or Drugs

4.4 Smoking

5. Health, Safety and the Environment

6. Confidentiality

7. External Relations

7.1 Relations with Public Institutions

7.2 Relations with Political Organizations and Trade Unions

7.3 Relations with the Media

7.4 Presentation of Eni Objectives, Activities, Results and Points of View

7.5 "Non Profit" Initiatives

ADDENDUM

In conducting its activities as an international company, Eni refers to the protection of human and labor rights, of safety and the environment, as well as to the system of values and principles concerning transparency and integrity, energy efficiency and sustainable development, as outlined by international institutions and conventions.

In this respect Eni reaffirms its commitment to operate within the framework of the United Nations Universal Declaration of Human Rights, the Fundamental Conventions of the ILO – International Labour Organization – and the OECD Guidelines on Multinational Enterprises, with particular reference to the areas concerning the protection of labor rights, freedom of association, the rejection of all forms of discrimination, forced and child labor, corruption, the safeguarding of dignity, health and safety at the workplace, the respect for natural biodiversities and the protection of the environment.

Moreover, Eni is committed to actively contribute to promoting the quality of life and the socio-economic development of the communities where the Group operates and to the development of their human resources and capabilities, while conducting its business activities in internal and external markets according to standards that are compatible with fair commercial practice.

All of Eni's activities are carried out in the awareness of the Social Responsibility that the Group has towards all of its stakeholders (employees, shareholders, customers, suppliers, communities, commercial and financial partners, institutions, industry associations, trade unions…), in the belief that the capacity for dialogue and interaction with civil society constitutes an important asset for the company.

Therefore, Eni is committed to spreading an awareness of its values and principles both within and outside the Group and to implementing adequate control procedures.

FOREWORD

Eni1 is an internationally oriented industrial group which, because of its size and the importance of its activities, plays a significant role in the marketplace and in the economic development and welfare of the communities where it is present.

Eni operates in many institutional, economic, political, social and cultural environments in constant and rapid development. Eni’s activities must be performed in full respect of the law, in fair competition, with honesty, integrity and good faith, with due respect for the legitimate interests of its customers, employees, shareholders, commercial and financial partners and the communities where it is present. All those who work in Eni are, without any distinction or exception whatsoever, committed to respecting these principles in performing their roles and responsibilities and to making sure that others respect them. The conviction that one is acting in favor or to the advantage of Eni can never, in any way, justify acts or behavior that conflict with these principles.

Due to the complexity of the situations in which Eni operates, it is important to define clearly the values that Eni accepts, acknowledges and shares as well as the responsibilities assumed by Eni inside and outside Eni itself. For this reason the present Code of Practice (hereinafter called the "Code") has been produced. Respect of the Code by every Eni employee is of paramount importance for the good functioning, reliability and reputation of Eni; all of which are crucial factors for its success.

Apart from fulfilling their general duties of loyalty, fairness and the performance of their labor contract in good faith, all Eni employees must refrain from acts that compete with Eni and they must respect company rules and comply with the Code; which compliance is also required under existing laws.2

Each employee is expected to have full knowledge of the Code and to contribute actively to its implementation and to report any shortcomings. Eni undertakes to facilitate and promote knowledge of the Code among its employees and to accept their constructive contribution to the Code’s contents. Any behavior violating the letter and the spirit of the Code will be punished according to the rules herein defined.

Eni will check compliance with the Code by providing suitable information, prevention and control instruments and it shall ensure transparency in all operations and conduct by taking corrective measures if and as required.

The Code shall be brought to the attention of every person or body having business relations with Eni.

(1)	In the present Code "Eni" or "Group" mean Eni SpA and its subsidiaries as defined in Article 2359 of the Italian Civil Code as well as other subsidiaries as defined in Article 26 of Legislative Decree n. 127 of April, 9, 1991.
(2)	"Article 2104. Diligence of workers. Workers are expected to render diligently the services expected from them according to the nature of such services, the interests of the company and the higher interests of national production. They must also comply with the rules for work execution and discipline as set down by their employers and the superiors to whom they report."

1. GENERAL PRINCIPLES

1.1 To whom the code applies

Moral integrity is a constant duty for any person working for Eni and characterizes the conduct of its entire organization.

The rules of the Code are applicable to each and every Eni employee without exception and to all those who work for the achievement of Eni’s objectives.

Eni’s management has to comply with the rules of the Code in the presentation of projects, and in actions and investments aimed at increasing in the long-term the value of Eni assets, managerial capability, technology, the return on investment for shareholders, and the welfare of employees and the community at large.

Members of the Board of Directors must bear in mind the principles contained in the Code when determining corporate objectives.

Company managers must be the first to give concrete form to the values and principles contained in the Code, by assuming responsibility for them both inside and outside the Group, and by instilling trust, cohesion and a sense of team-work.

Eni employees shall not only respect existing applicable laws but they are also expected to adjust their actions and conduct so as to conform to the principles, objectives and commitments contemplated in the Code.

The general conduct and any action, operation and negotiation performed by Eni employees in the performance of their duties shall be inspired by the highest principles of fairness, completeness and transparency of information and legitimacy, both in form and substance, as well as in clarity and truthfulness in all accounting matters, as per existing and applicable laws and internal regulations.

Eni shall actively and fully cooperate with public Authorities, through its employees.

All in-house work shall be performed with the utmost care and professional skill. Each employee must bring adequate skills and expertise to the task assigned and always act in a way that shall protect Eni’s reputation.

Relationships between employees, at all levels, must be characterized by fairness, cooperation, loyalty and mutual respect.

In order to fully comply with the Code, each employee may refer not only to his or her superior but may also contact directly any internal body or office specifically designated for the purpose.

1.2 Duties of Eni

Through the establishment of specific internal bodies ("Guarantor" and "Committee for the Code of Practice"), Eni will:

•	ensure the widest dissemination of the Code among its employees and partners;
•	provide for further analyses and updating of the Code as required to meet evolving circumstances and laws;
•	make available all the tools for understanding and clarifying the interpretation and the implementation of the Code;
•	arrange for a careful evaluation to be carried out on any instances where the Code may have been violated;
•	in the event of an acknowledged violation of the Code, it shall provide for an evaluation of the facts and, if necessary, the adoption of appropriate sanctions;
•	ensure that no one may suffer any retaliation whatsoever for having provided information regarding possible violations of the Code or related laws.

1.3 Duties of employees

All employees are expected to know the regulations contained in the Code and the relevant rules governing activities performed in their respective functions.

Eni employees shall:

•	refrain from all conduct contrary to such rules and regulations;
•	consult their superior, or the Guarantor, whenever clarifications concerning the implementation of said rules are needed;
•	immediately report to their superiors or to the Guarantor:
•	any fact that comes to their direct, or indirect, knowledge concerning a possible violation of such rules;
•	any request they receive to violate such rules;
•	cooperate with the relevant office or department in ascertaining any violations.

If, after notifying a supposed violation, an employee should deem that the issue has not been fully investigated or feels that he or she has been subject to retaliation, then the employee shall be entitled to make a complaint to the Committee for the Code of Practice.

Employees are not allowed to conduct personal investigations, nor to exchange information, except to their superiors, the Guarantor or the Committee for the Code of Practice.

1.4 Additional duties of managers

Each manager shall:

•	act in a way that shall serve as an example of good conduct to his or her subordinates;
•	encourage employees to respect the Code and to raise relevant questions and issues relating to the Code;
•	act in such a way as to demonstrate to employees that respecting the Code is an essential aspect of the quality of their work;
•	in so far as it is possible, try to select employees and external collaborators in such a way that will prevent assignments being given to persons who cannot be relied upon to implement the Code;
•	immediately report the discovery of any possible deviations from the Code to a Senior Manager or to the Guarantor. Likewise, any information on possible deviations that is received from subordinates must also be passed on immediately to Senior Management;
•	immediately take corrective measures whenever necessary;
•	prevent any kind of retaliation.

1.5 Applicability of the code to third parties

In dealing with third parties, Eni employees shall:

•	properly inform all third parties about the commitments and duties contained in the Code;
•	require the third parties to respect the obligations in the Code relevant to their activities;
•	adopt proper internal actions and, if the matter comes within the limits of the employee’s own responsibilities, also external actions, in the event that any third party should fail to comply with the Code.

1.6 Reference, implementation and control functions (guarantors)

Eni has established the function of "Guarantor of the Code of Practice" with the following proposes and once the office of the Guarantor has been established, all employees must be made aware of its purpose and of how they themselves can communicate directly with it (by telephone, fax, e-mail, etc.):

•	to establish criteria and procedure aimed at reducing the risk of violations of the Code;
•	to promote the publication of guidelines and operational procedures in cooperation with offices and departments responsible for their preparation;
•	to organize information and training programs for employees aimed at providing a better knowledge of the Code’s objectives;
•	to promote and monitor knowledge of the Code inside and outside Eni and its implementation;
•	to investigate reports of any violation by initiating proper inquiry procedures;
•	to inform the Personnel Department about the results of any inquiries for the adoption of any sanctions;
•	to inform the relevant departments of the results of any inquiries in relation to the taking any further actions;
•	to present the Chairman, in conjunction with the Committee for the Code of Practice, with proposals for the further dissemination and updating of the Code (the Chairman then reports these to the Board of Directors);
•	to initiate and then maintain a proper reporting and communication flow with similar departments and bodies in Eni subsidiaries;
•	to present the Chairman, in conjunction with the Committee for the Code of Practice, with a yearly report on the implementation of the Code inside Eni SpA and its subsidiaries (the Chairman then reports these to the Board of Directors).

In performing its duties, the Guarantor will be aided by the relevant structures within Eni SpA.

Eni has established the Committee for the Code of Practice to carry out the following assignments:

•	to express an evaluation on the Guarantor’s proposals for the dissemination and updating of the Code;
•	to analyze the yearly report on the Code’s implementation and suggest to the Chairman, (who reports to the Board on such matters), appropriate actions to prevent any recurrences of violations;
•	to take action at the request of employees in the event of receiving reports that violations of the Code have not been properly dealt with or in the event of being informed of any retaliation against employees for having reported violations.

Similar structures will be created in all Eni Group companies.

The Eni SpA Guarantor coordinates the activities of the Guarantors in subsidiaries. After review by the Board of Directors of the respective sector head companies, a copy of the yearly report concerning each sector shall be presented to the Eni SpA Guarantor. The Eni SpA Guarantor shall also receive a copy of the yearly report of directly controlled companies not included in any sector.

1.7 Contractual value of the code

Respect of the Code’s rules is an essential part of the contractual obligations of Eni employees as per Article 2104 of the Italian Civil Code.

Any violation of the Code’s rules may be considered as a violation of primary obligations under labor relations or of the rules of discipline, and can entail the consequences provided for by law, including termination of the work contract and reimbursement of damages arising from any violation therefrom.

2. BUSINESS CONDUCT

In conducting its business Eni is inspired by the principles of fairness, loyalty, transparency, efficiency and an open market.

Eni employees, and external collaborators whose actions may somehow be referred to Eni, must act correctly when conducting business in Eni’s interest and in their relations with the Public Administration, irrespective of the market conditions and the importance of the business under negotiation.

Bribes, illegitimate favors, collusion, pressures, either direct or through third parties, requests of personal benefits for oneself or others, are prohibited.

Eni acknowledges and respects the right of employees to take part in investments, businesses and other kinds of activities, provided that these are not related to the activities that such employees perform in the interests of Eni and provided that such activities are permitted by law and are compatible with the duties of being employees of Eni.

In any event, Eni employees shall avoid any situation and activity where a conflict of interest may arise or which can interfere with their ability to make impartial decisions in the best interests of Eni and in full accordance with the Code. Any situation that may constitute or give rise to a conflict of interest shall be immediately reported to one’s superiors. In particular, all Eni employees shall avoid conflicts of interest between personal and family economic activities and their tasks within their company. By way of example, conflicts of interest are determined by the following situations:

•	economic and financial interest of employee and/or his family in activities of supplier, customer and competitor;
•	use of one’s position in the company, or of information acquired during one’s work, in such a way as to create a conflict between one’s personal interests and the interests of the company;
•	performing any type of work for suppliers, customers and competitors;
•	accepting money, favors or benefits from persons or firms that have, or intend to have, business relationships with Eni;
•	buying or selling of shares in Eni companies or in other corporations on the basis of important information not in the public domain and obtained because of one’s position at Eni. In any case, transactions in securities of Eni companies shall always be conducted with the utmost transparency and fairness with respect to the issuing company and its Group, as well as to investors and shall always be such as not to generate any expectations, alarm or errors in judgment in third parties.

It is prohibited to pay or offer, directly or indirectly, money and material benefits of any kind to third parties, whether public officers or private individuals, in order to influence or remunerate the actions of their office. Courtesy objects, such as small presents or hospitality gifts, are allowed only when the value of such objects is small and does not compromise the integrity and reputation of the partners and cannot be construed by an impartial observer as aimed at obtaining undue advantages. In any case, these expenses must always be authorized by the designated managers as per existing rules and accompanied by appropriate documentation.

Employees receiving presents or special treatment that cannot be directly related to normal courteous relations must inform their superior of the facts.

External collaborators (including consultants, representatives, agents, brokers etc.) are required to comply with the Code’s principles. To this purpose, in accordance with their responsibilities, employees shall make sure that:

•	code principles and procedures are followed in the selection of external collaborators and in relationships with them;
•	only qualified and reputable persons and companies are selected;
•	all information relevant to the selection of particular external collaborators be taken into proper account regardless of the source of such information;
•	doubts on any supposed violation of the Code by external collaborators are immediately reported to one’s superior or the Guarantor;
•	an explicit commitment to respect the principles of the Code of Practice be included in contracts with outside collaborators.

In any case, the remuneration to be paid shall be exclusively commensurate with the services to be rendered and described in the contract and payments shall be made only to the contract partner and within the country indicated in the contract.

2.1 Relations with customers

Eni pursues its business success on markets by offering quality products and services under competitive conditions while respecting the rules protecting fair competition.

Eni knows that the esteem of those requesting products or services is of primary importance for success in business. Therefore, Eni employees shall:

•	follow internal procedures on relations with customers;
•	provide, with courtesy and efficiency and within the limits set in the contracts, high quality products that can meet or exceed the customers’ reasonable expectations and needs;
•	provide sufficient and accurate information about its products and services so that customers can take reasoned decisions;
•	be truthful in all advertising and communications.

2.2 Relations with suppliers

In the case of tenders and contracts for the supply of goods and services, Eni employees shall:

•	follow internal procedures concerning selection and relations with suppliers;
•	abstain from the exclusion of suppliers that have the proper requirements to bid for Eni’s orders, by adopting appropriate and objective selection methods, based on established, transparent criteria;
•	secure the cooperation of suppliers in guaranteeing the continuous satisfaction of Eni’s customers in terms of quality, costs and delivery times, to the extent expected by customers;
•	whenever possible and in accordance with applicable laws, make use of products and services supplied by other Eni Group companies at arm’s length conditions;
•	respect all conditions contained in contracts;
•	maintain a frank and open dialogue with suppliers in line with good commercial practice;
•	inform Eni SpA’s Department for Industrial Planning and Development about any serious problems that may arise with a particular supplier in order to evaluate the possible consequences for Eni.

3. TRANSPARENCY OF ACCOUNTING AND INTERNAL CONTROLS

3.1 Accounting records

Accounting transparency is based on the use of true, accurate and complete information for construing entries in the books of accounts. Each employee shall cooperate in order to have events properly and timely registered in the books of accounts.

For each transaction the proper supporting evidence has to be maintained in order to:

•	facilitate registration of the accounting;
•	identify the different degrees of responsibilities;
•	provide an accurate representation of the transaction so as to avoid any errors in interpretation of the facts.

Each record shall reflect exactly what is shown by the supporting evidence. Each employee shall make sure, through accurate filing according to logical criteria, that the documentation can be easily traced.

Eni employees who become aware of any omissions, misrepresentations, negligence in the accounting or in the documents on which accounting is based, shall bring the facts to the attention of his or her superior or to the Guarantor.

3.2 Internal controls

It is Eni’s policy to disseminate, at every level of its organization, a culture characterized by an awareness of the existence of controls and a control oriented mentality. A positive attitude towards control is to be achieved in order to increase its efficiency.

Internal controls are all those necessary or useful tools for addressing, managing and checking activities in the company; they aim at ensuring respect of corporate laws and procedures, protecting corporate assets, efficiently managing operations and providing precise and complete accounting information.

The responsibility for building an efficient internal control system rests on all levels of the organization; therefore all Eni employees, in their respective functions, are responsible for the definition and proper functioning of internal controls.

Within their areas of responsibility, managers shall be requested to become involved in the company’s system of internal controls and inform employees thereon. Each employee shall be held responsible for the corporate tangible and intangible assets relevant to his job. No employee can make, or let others make, improper use of assets and equipment belonging to Eni.

Internal Auditors and appointed external auditors shall have full access to all data, documents and information necessary to perform their audit activities.

4. PERSONNEL POLICIES

4.1 Human resources

Human resources are basic components in the company’s life. The dedication and professionalism of employees represent fundamental values and conditions for reaching Eni’s objectives.

Eni is committed to developing the abilities and skills of each employee so that his or her energy and creativity can have full expression for the fulfillment of their potential.

Eni offers equal opportunities to all its employees, making sure that each of them receives fair treatment based on merit, without discrimination of any kind. All departments therefore shall:

•	adopt criteria of merit, ability and professionalism in all decisions concerning employees;
•	select, hire, train, compensate and manage employees without discrimination of any kind;
•	create a working environment where personal characteristics do not give rise to discrimination.

Eni considers the protection of working conditions and the protection of the mental and physical health of workers to be part of its entrepreneurial activity, while always respecting their moral personality and avoiding any undue pressures. To this end, any personal conduct considered to be offensive and liable to produce difficulties in relationships within the working environment will be given due consideration.

Eni expects all its employees, at every level, to cooperate in maintaining a climate of reciprocal respect for a person’s dignity, honor and reputation. Eni shall do its best to prevent the emergence of attitudes that can be considered offensive.

4.2 Harassment in the workplace

Eni demands that there shall be no harassment in personal relationships either inside or outside the company. Harassment is:

•	the creation of an intimidating, hostile or isolating environment or atmosphere for one or more employee;
•	unjustified interference in the work performed by others;
•	the placing of obstacles in the way of the work prospects and expectations of others merely for reasons of personal competitiveness.

Eni does not tolerate sexual harassment, by which it means:

•	the subordinating of decisions on someone’s working life to the acceptance of sexual attentions;
•	proposals of private interpersonal relations which are repeated despite the recipient’s clear distaste and which, because of the specific situation, can put the recipient in a difficult situation because they entail direct consequences on the recipient’s work and career.

4.3 Abuse of alcohol or drugs

Eni demands that each employee contribute to maintaining a good work environment in respect of the feelings of others. Eni will therefore consider individuals who

•	work under the effect of alcohol or drug abuse;
•	make use of or give to others any drug or similar substance during work;

as being aware of the risk they bring to such environmental conditions, during the performance of their work activities and in the workplace.

Chronic addiction to such substances, when it affects work performance, shall be considered similar to the above mentioned events in terms of the contractual consequences.

Eni is committed to favor the social action in this field as provided for by collective work contracts.

4.4 Smoking

Without prejudice to the general prohibition on smoking in workplaces where this is dangerous and where such prohibition is indicated, Eni, in its normal workplaces, will pay particular attention to the condition of those suffering physical discomfort from exposure to smoke and who request to be protected from "passive smoke" in their place of work.

5. HEALTH, SAFETY AND THE ENVIRONMENT

In its activities, Eni is committed to contributing to the development and welfare of the communities where it operates by pursuing the objective of ensuring the safety and health of its employees, external collaborators, customers and local communities that may be affected by Eni’s activities and to reducing the environmental impact of such activities.

Eni actively contributes to the promotion of research and development aimed at protecting the environment and natural resources.

Eni’s industrial activities shall be performed in full accordance with all applicable laws on prevention and protection.

Operations shall be carried out according to advanced criteria for the protection of the environment and energy efficiency, with the aim of creating better working conditions and protecting the health and safety of employees.

Research and technological development must be aimed in particular at promoting the use of products and processes that are as environmental friendly as possible and characterized by an ever-greater attention being paid to the safety and health of employees.

Eni employees, within their areas of responsibility, participate in the process of risk prevention and environmental and health protection and safety, that is in their own interest and in the interest also of third parties.

6. CONFIDENTIALITY

Eni’s activities require the constant acquisition, storage, handling, communication and diffusion of news, documents and other data relevant to negotiations, administrative procedures, financial transactions, know-how (contracts, deeds, reports, studies, drawings, photographs, software), etc.

Eni’s data bases may contain, among other things, personal data protected according to privacy laws, some of which cannot be made known outside Eni under contractual obligations and some of which cannot be improperly or untimely disclosed on risk of harmful prejudice to Eni’s interest.

Employees shall guarantee the confidentiality of all information acquired in the performance of their work.

Eni is committed to protecting information concerning its employees and third parties, whether generated or obtained inside Eni or in the conduct of Eni’s business and to avoiding improper use of any such information.

Information, know-how and data that are acquired and processed by employees during their work at Eni or because of their responsibilities, all belong to Eni and cannot be used, communicated to others or disclosed without specific authorization of one’s superior.

Without prejudice to the prohibition to disclose information concerning the organization and methods of production or to use such information in a way that could be harmful to Eni, each Eni employee shall:

•	obtain and handle only data that are necessary and adequate to the aims of their work and strictly related to the tasks being performed;
•	obtain and handle such data only within specified procedures;
•	store said data in a way that avoids non-authorized persons having access to it;
•	disclose such data only pursuant to specific procedures and/or subject to specific authorization by one’s superior and, in any case, only after having checked that such data are available for disclosure;
•	make sure that no relative or absolute constraint exists on the disclosure of information concerning third parties connected to Eni by any kind of relationship and, whenever necessary, ensure that their consent is obtained;
•	file said data in such a way that any person authorized to access them may do so with as much precision, clarity and truthfulness as possible.

7. EXTERNAL RELATIONS

7.1 Relations with public institutions

Relations with Public Institutions that are aimed at the protection of Eni’s interests and related to the implementation of Eni’s programs, are to be maintained only by departments and persons specifically appointed to do so.

Specific departments in the Eni Group companies shall coordinate their work with Eni SpA’s Department for Relations with Institutions in Italy, and in the European Union, so as to have a prior evaluation of the quality of the actions to be taken for sharing, for implementation and for monitoring.

Small presents and courtesy gifts to representatives of Governments, public officers and civil servants are allowed provided that they are limited in value and do not compromise the integrity or good name of either party nor be construed by impartial observers as aimed at obtaining undue advantages. In any case this kind of expense must be authorized by the person indicated in the procedures and must always be duly documented.

7.2 Relations with political organizations and trade unions

Eni does not give any direct or indirect contributions in whatever form to political parties, organizations, committees or trade unions, nor to their representatives and candidates, except those specifically contemplated by applicable laws and regulations.

7.3 Relations with the media

Information provided to outside parties shall be truthful and transparent.

In its communications with the media, Eni shall be presented in an accurate and uniform way. Relations with the media shall be maintained only by departments and managers specifically appointed to do so and all communications shall be agreed upon beforehand with the Eni Unit responsible for Relations with the Media.

Eni employees may not give information to media representatives nor engage in providing any such information unless they are duly authorized by the relevant Eni departments.

Eni employees are never entitled to offer payments, gifts or other benefits aimed at influencing the professional activity of media representatives or that could reasonably be construed as an attempt to do so.

7.4 Presentation of Eni objectives, activities, results and points of view

Eni employees who are required to present information to the public concerning the objectives, activities, results and opinions of Eni on such occasions as:

•	congresses, meetings and seminars;
•	essays, articles and publications in general;
•	participation to public events;

must be authorized by the highest organizational authority within their own department for all that relates to texts, lectures and the lines of action which they intend to make public; and they must also agree beforehand with Eni SpA’s Unit for Relations with the Media on the actual content of their presentations.

7.5 "Non profit" initiatives

Eni supports "non profit" activities as evidence of its commitment to help meet the needs of those communities where it operates.

Within the framework their respective responsibilities, Eni employees shall participate in the definition of such single initiatives in full respect of Eni’s policies and programs, and they shall implement them according to criteria of absolute transparency and shall support them as an integral part of Eni’s objectives.

Certifications as separate documents filed as exhibits

EXHIBIT 12.1

Certification

I, Paolo Scaroni, certify that:

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

Date: June 24, 2005

/s/PAOLO SCARONI

Paolo Scaroni Title: Managing Director and Chief Executive Officer

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

Date: June 24, 2005

/s/ROBERTO JAQUINTO

Roberto Jaquinto Title: The Group Senior Vice President for Administration

EXHIBIT 13.1

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2004 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 24, 2005

/s/PAOLO SCARONI

Paolo Scaroni Title: Managing Director and Chief Executive Officer

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.

EXHIBIT 13.2

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2004 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 24, 2005

/s/ROBERTO JAQUINTO

Roberto Jaquinto Title: The Group Senior Vice President for Administration

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.