Form 20-F
period 2005-12-31
ENI SPA
filed 2006-06-21
CIK 1002242

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
Form 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 1-14090

Eni SpA
(Exact Name of Registrant as Specified in Its Charter)

Republic of Italy
(Jurisdiction of Incorporation or Organization)

Piazzale Enrico Mattei 1, 00144 Rome, Italy
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Shares American Depositary Shares (Which represent the right to receive two Shares)	New York Stock Exchange* New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of euro 1 each	4,005,358,876

Indicate by check mark whether the Registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes	No

If this report is an annual or transition report, indicate by check mark whether the Registrant is nor required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes	No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes	No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of "Accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement Item the Registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes	No

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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
Gas & Power
Refining & Marketing
Petrochemicals
Oilfield Services Construction and Engineering
Other Activities
Research and Development
Insurance
Environmental Matters
Regulation of Eni’s Businesses
Property, Plant and Equipment
Organizational Structure
Item 4A.	UNRESOLVED STAFF COMMENTS
Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Executive Summary
Critical Accounting Estimates
Results of Operations
Liquidity and Capital Resources
Financial Condition
Recent Developments
Management Expectations of Operations
Summary of Significant Differences Between IFRS and U.S. GAAP
Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Board Practices
Compensation
Employees
Share Ownership
Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Related Party Transactions
Item 8.	FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
Significant Changes
Item 9.	THE OFFER AND THE LISTING
Offer and Listing Details
Markets
Item 10.	ADDITIONAL INFORMATION
Memorandum and Articles of Association
Material Contracts
Documents on Display
Exchange Controls
Taxation
Item 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II
Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Item 15.	CONTROLS AND PROCEDURES
Item 16.
16A.	Board of Statutory Auditors Financial Expert
16B.	Code of Ethics
16C.	Principal Accountant Fees and Services
16D.	Exemptions from the Listing Standards for Audit Committees
16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III
Item 17.	FINANCIAL STATEMENTS (*)
Item 18.	FINANCIAL STATEMENTS (**)
Item 19.	EXHIBITS

(*)	Omitted pursuant to General Instructions for Form 20-F.
(**)	The Registrant has responded to Item 18 in lieu of responding to Item 17.

Certain disclosures contained herein including, without limitation, information appearing in "Item 4 – Information on the Company", and in particular "Item 4 – Exploration & Production", "Item 5 – Operating and Financial Review and Prospects" and "Item 11 – Qualitative and Quantitative Disclosures about Market Risk" contain forward-looking statements regarding future events and the future results of Eni that are based on current expectations, estimates, forecasts, and projections about the industries in which Eni operates and the beliefs and assumptions of the management of Eni. Eni may also make forward-looking statements in other written materials, including other documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). In addition, Eni’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements with regard to management objectives, trends in results of operations, margins, costs, return on capital, risk management and competition are forward looking in nature. Words such as ‘expects’, ‘anticipates’, ‘targets’, ‘goals’, ‘projects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Report under the section entitled "Risk Factors" and elsewhere. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the SEC.

CERTAIN DEFINED TERMS

In this Form 20-F, the term "Eni" or the "Company" refers to Eni SpA and its consolidated subsidiaries and, unless the context otherwise requires, their respective predecessor companies. All references to "Italy" or the "State" are references to the Republic of Italy, all references to the "Government" are references to the government of the Republic of Italy. For definitions of certain oil and gas terms used herein and certain conversions, see "Certain Oil and Gas Terms" and "Conversion Table".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The Consolidated Financial Statements of Eni, included in this annual report, have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. Until December 31, 2004, Eni prepared its Consolidated Financial Statements and other interim financial information (including quarterly and semi-annual data) in accordance with Italian GAAP. IFRS require adopting companies to restate only one year of past financial statements. Pursuant to SEC Release 33-8567, "First-time Application of International Financial Reporting Standards", Eni is not required to include in this annual report financial statements for any earlier periods. Accordingly this annual report includes financial information prepared in accordance with IFRS as of and for the two years ended December 31, 2004 and 2005.

IFRS, under which Eni’s Consolidated Financial Statements have been prepared, differ in certain significant respects from U.S. GAAP. For information on the differences between IFRS and U.S. GAAP as they relate to Eni, see Notes 33, 34 and 35 to Eni’s Consolidated Financial Statements included herein.

Unless otherwise indicated, any reference herein to "Consolidated Financial Statements" is to the Consolidated Financial Statements of Eni (including the Notes thereto) included herein.

Unless otherwise specified or the context otherwise requires, references herein to "dollars", "$", "U.S. dollars" and "U.S. $" are to the currency of the United States and references to "euro" and "€" are to the currency of the European Monetary Union.

STATEMENTS REGARDING COMPETITIVE POSITION

Statements made in "Item 4 – Information on the Company", referring to Eni’s competitive position are based on the company’s belief, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and Eni’s internal assessment of market share based on publicly available information about the financial results and performance of market participants. Market share estimates contained in this document are based on management estimates unless otherwise indicated.

GLOSSARY

A glossary of oil and gas terms is available on Eni’s web page at the address www.eni.it. Below is a selection of the most frequently used terms.

Clô
Financial Terms

Leverage	It is a non-GAAP measure of a company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including minority interests. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure, see "Item 5 – Financial Condition".

Net borrowings	Eni evaluates its financial condition by reference to "net borrowings", which is a non-GAAP measure. Eni calculates net borrowings as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure, see "Item 5 – Financial Condition".

Business terms

Associated gas	Natural gas, occurring in the form of a gas cap, overlying an oil zone, contained in the reservoir’s crude oil gas.

Barrel/BBL	Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

BOE	Barrel of Oil Equivalent. It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a certain coefficient (see "Conversion Table").

Concession contracts	Contracts currently applied mainly in Western countries regulating relationships between states and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on exploration, development and production activities and for this reason it acquires a right to hydrocarbons extracted against the payment of royalties on production and taxes on oil revenues to the state.

Condensates	These are light hydrocarbons produced along with gas that condense to a liquid state at surface temperature and pressure.

Conversion capacity	Maximum amount of heavy fractions that can be processed in certain dedicated facilities of a refinery to obtain finished products.

Deep waters	Waters deeper than 200 meters.

Development	Drilling and other post-exploration activities aimed at the production of oil and gas.

Enhanced recovery	Techniques used to increase or stretch over time the production of wells.

EPC	Engineering, Procurement and Construction.

EPIC	Engineering, Procurement, Installation and Construction.

Exploration	Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis and well drilling.

FPSO	Floating Production Storage and Offloading System.

Infilling wells	Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG	Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed back into its natural gaseous state and consumed. One tonne of LNG corresponds to 1,400 cubic meters of gas.

LPG	Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Margin	The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemicals products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Mineral Storage	According to Legislative Decree No. 164/2000, these are volumes required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons. The purpose is to ensure production flexibility as required by long-term purchase contracts as well as to cover technical risks associated with production.

Modulation Storage	According to Legislative Decree No. 164/2000, these are volumes required for meeting hourly, daily and seasonal swings in demand.

Natural gas liquids (NGL)	Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that were previously defined as natural gasoline, are natural gas liquids.

Network Code	A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Over/Under lifting	Agreements stipulated between partners which regulate the right of each to its share in the production for a set period of time. Amounts lifted by a partner different from the agreed amounts determine temporary Over/Under lifting situations.

Primary balanced refining capacity	Maximum amount of feedstock that can be processed in a refinery to obtain finished products measured in BBL/d.

Production Sharing Agreement ("PSA")	Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, among others, regulating relationships between states and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company that has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "cost oil" is used to recover costs borne by the contractor and "profit oil" is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country.

Proved reserves	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of the impact of changes on existing prices on existing contractual arrangements, but not on escalations based upon future conditions. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; and (ii) non-developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. Based on these amounts the company has already defined a clear development expenditure program which is an expression of the company’s determination to develop existing reserves.

Reserve life index	Ratio between the amount of reserves at the end of the year and total production for the year.

Reserve replacement ratio	Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three year period in order to reduce the distortion deriving from the purchase of property or upstream assets, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices.

Ship-or-pay	Clause included in natural gas transportation contracts according to which the customer is requested to pay for the transportation of gas whether or not the gas is actually transported.

Strategic Storage	According to Legislative Decree No. 164/2000, these are volumes required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Take-or-pay	Clause included in natural gas supply contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of gas set in the contract whether or not the gas is collected by the purchaser. The purchaser has the option of collecting the gas paid for and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream	The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

ABBREVIATIONS

mmCF	=	million cubic feet

BCF	=	billion cubic feet

mmCM	=	million cubic meters

BCM	=	billion cubic meters

BOE	=	barrel of oil equivalent

KBOE	=	thousand barrel of oil equivalent

mmBOE	=	million barrel of oil equivalent

BBOE	=	billion barrel of oil equivalent

BBL	=	barrels

KBBL	=	thousand barrels

mmBBL	=	million barrels

BBBL	=	billion barrels

/d	=	per day

/y	=	per year

CONVERSION TABLE

1 acre	=	0.405 hectares

1 barrel	=	42 U.S. gallons

1 BOE	=	1 barrel of crude oil	=	5,742 cubic feet of natural gas (1)

1 barrel of crude oil per day	=	approximately 50 tonnes of crude oil per year

1 cubic meter of natural gas	=	35.3147 cubic feet of natural gas

1 cubic meter of natural gas	=	approximately 0.00615 barrels of oil equivalent (1)

1 kilometer	=	approximately 0.62 miles

1 short ton	=	0.907 tonnes	=	2,000 pounds

1 long ton	=	1.016 tonnes	=	2,240 pounds

1 tonne	=	1 metric ton	=	1,000 kilograms
			=	approximately 2,205 pounds

1 tonne of crude oil	=	1 metric ton of crude oil	=	approximately 7.3 barrels of crude oil (assuming an API gravity of 34 degrees)

(1)	From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to BOE. The new rate adopted is 1 barrel of oil equals 5,742 cubic feet of natural gas. This conversion rate has been determined by management based on a number of factors. Other oil companies may use a different conversion rate. The change introduced had a negligible impact on production expressed in BOE.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

NOT APPLICABLE

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

Item 3. KEY INFORMATION

Selected Financial Information

The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. Until December 31, 2004, Eni prepared its Consolidated Financial Statements and other interim financial information (including quarterly and semi-annual data) in accordance with Italian GAAP. IFRS require adopting companies to restate only one year of past financial statements. Pursuant to SEC Release 33-8567, "First-time Application of International Financial Reporting Standards", Eni is not required to include in this annual report financial statements for any earlier periods. Accordingly the tables below show Eni selected historical financial data prepared in accordance with IFRS as of and for the years ended December 31, 2004 and 2005 and in accordance with U.S. GAAP for the five year period ended December 31, 2005. The selected historical financial data are derived from Eni’s Consolidated Financial Statements included herein. IFRS, under which Eni’s Consolidated Financial Statements have been prepared, differ in certain significant respects from U.S. GAAP. For information on the differences between IFRS and U.S. GAAP as they relate to the Eni, see Notes 33, 34 and 35 to the Eni’s Consolidated Financial Statements.

Year ended December 31,

2001	2002	2003	2004	2005

(million euro except data per share and per ADS)
CONSOLIDATED PROFIT STATEMENT DATA
Amounts in accordance with IFRS (euro):
Net sales from operations				57,545	73,728
Operating profit
Exploration & Production				8,185	12,574
Gas & Power				3,428	3,321
Refining & Marketing				1,080	1,857
Petrochemicals				320	202
Oilfield Services Construction and Engineering				203	307
Other activities	-			(395)	(902)
Corporate and financial companies				(363)	(391)
Unrealized profit in inventory (1)				(59)	(141)
Operating profit				12,399	16,827
Net profit pertaining to Eni				7,059	8,788
Data per ordinary share (euro) (2):
Operating profit				3.29	4.48
Net profit: basic and diluted				1.87	2.34
Data per ADS ($) (2) (3):
Operating profit				8.91	10.61
Net profit: basic and diluted				5.06	5.54
Amounts in accordance with U.S. GAAP (euro):
Net sales from operations	45,848	43,632	48,018	54,698	70,331
Operating profit (4)	8,853	7,861	9,215	11,739	15,528
Profit before cumulative effect of change in accounting principle and income taxes	10,330	8,350	9,274	12,324	16,281
Net profit before cumulative effect of change in accounting principle			6,098
Effect of adoption of SFAS No. 143			198
Net profit	6,317	5,292	6,296	6,401	7,583
Data per ordinary share (euro) (2):
Operating profit	2.26	2.05	2.44	3.11	4.13
Net profit: basic and diluted	1.62	1.38	1.67	1.70	2.02
Data per ADS ($) (2) (3):
Operating profit	4.02	4.30	6.15	8.42	9.78
Net profit: basic and diluted	2.88	2.89	4.21	4.60	4.78

As of December 31,

2001	2002	2003	2004	2005

(million euro except number of shares and dividend information)
CONSOLIDATED BALANCE SHEET DATA

Amounts in accordance with IFRS:

Total assets				72,853	83,850
Short-term and long-term debt				12,684	12,998
Capital stock issued				4,004	4,005
Amounts in accordance with U.S. GAAP:
Total assets	64,976	66,122	71,995	72,354	82,977
Short-term and long-term debt	12,379	15,320	16,144	12,697	12,954
Capital stock issued	4,001	4,002	4,003	4,004	4,005
Other Financial Information in accordance with IFRS:
Capital expenditure				7,499	7,414
Weighted average number of ordinary shares outstanding (shares million)	3,912	3,827	3,778	3,772	3,759
Dividend per share (euro)	0.750	0.750	0.750	0.900	1.100
Dividend per ADS ($) (5)	1.48	1.71	1.83	2.17	2.63

(1)	Unrealized profit in inventory concerned intragroup sales of goods and services.
(2)	Euro per Share or dollars per American Depositary Share (ADS), as the case may be. Starting from December 2005 one ADS represents two Eni shares. Previously one ADS was equivalent to five Eni shares. Data per ADS for prior periods have been recalculated accordingly. Earnings per share is calculated by dividing net profit by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares. The dilutive effect of potential ordinary shares, in terms of the number of ordinary shares underlying outstanding stock grants and stock options on earnings per share or ADS, is immaterial.
(3)	The financial statements are stated in euro. The translations of certain euro amounts into U.S. dollars are included solely for the convenience of the reader. The convenient translations should not be construed as representations that the amounts in euros have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange. Data per ADS, with the exception of dividend per ADS in the years 2001 to 2004, were translated at the Noon Buying Rate of December 31 for each year presented ($0.8901, 1.0485, 1.2597 1.3538 and 1.1842 = euro 1.00 as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively). Dividend per ADS for the years 2001 through 2004 has been translated into U.S. dollars using for each year presented the Noon Buying Rate on the payment date. On June 12, 2006, the Noon Buying Rate was $1.26 per euro 1.00.
(4)	See Note 34 to the Consolidated Financial Statements for details of operating profit under U.S. GAAP by business segment for the last two years.
(5)	Historic dividends of the four years 2001-2004 were converted at the Noon Buying Rate of the pay-out date. The dividend for 2005 was converted at the Noon Buying Rate of the interim dividend (euro 0.45 per share) pay-out date, occurred on October 27, 2005. The balance of euro 0.65 per share payable on June 22, 2006 was translated at the Noon Buying Rate of December 31, 2005.

Selected Operating Information

The table below sets forth selected operating information with respect to Eni’s proved reserves, developed and undeveloped, of crude oil (including condensates and natural gas liquids) and natural gas, as well as other data as of and for the years ended December 31, 2001, 2002, 2003, 2004, 2005. Data on proved reserves, production of oil and natural gas and hydrocarbon production sold includes Eni’s share of reserves and production of affiliates and joint ventures accounted for under the equity or cost method of accounting.

Year ended December 31,

2001	2002	2003	2004	2005

Proved reserves of oil at period end (mmBBL)	3,948	3,783	4,138	4,008	3,773
Proved reserves of natural gas at period end (BCF)	17,072	18,629	18,008	18,435	17,591
Proved reserves of hydrocarbons in mmBOE at period end (1)	6,929	7,030	7,272	7,218	6,837
Reserve replacement ratio (2) (three year average)	226	202	179	117	89
Reserve life index (3)	13.7	13.2	12.7	12.1	10.8
Average daily production of oil (KBBL/d)	857	921	981	1,034	1,111
Average daily production of natural gas available for sale (mmCF/d) (4)	2,827	3,015	3,174	3,171	3,344
Average daily production of hydrocarbons available for sale (KBOE/d) (4)	1,353	1,449	1,536	1,586	1,693
Hydrocarbon production sold (mmBOE)	499.7	523.3	556.2	576.5	614.9
Oil and gas production costs per BOE (5)	3.85	3.83	4.16	4.92	5.59
Profit per barrel of oil equivalent (6)	5.48	5.08	5.95	8.87	12.20
Sales of natural gas to third parties (7)	63.72	64.12	69.49	72.79	77.08
Natural gas consumed by Eni (7)	2.00	2.02	1.90	3.70	5.54
Sales of natural gas of affiliates and relevant companies (Eni’s share) (7)	1.38	2.40	6.94	7.32	8.53
Total sales and own consumption of natural gas (7)	67.10	68.54	78.33	83.81	91.15
Transport of natural gas for third parties in Italy (7)	11.41	19.11	24.63	28.26	30.22
Length of natural gas transport network in Italy at period end (8)	29.6	29.8	30.1	30.2	30.7
Electricity production sold (9)	4.99	5.00	5.55	13.85	22.77
Refined products production (10)	37.78	35.55	33.52	35.75	36.68
Balanced capacity of wholly-owned refineries (11)	664	504	504	504	524
Capacity utilization of wholly-owned refineries (12)	97	99	100	100	100
Number of service stations at period end (in Italy and outside Italy)	11,707	10,762	10,647	9,140	6,282
Average throughput per service station (in Italy and outside Italy) (13)	1,685	1,858	2,109	2,488	2,479
Petrochemicals production (10)	7.83	7.12	6.91	7.12	7.28
Oilfield Services Construction and Engineering order backlog at period end (14)	6,937	10,065	9,405	8,521	9,964
Employees at period end (units)	72,405	80,655	75,421	70,348	72,258

(1)	Includes approximately 728, 779, 747, 737 and 760 BCF of natural gas held in storage in Italy at December 31, 2001, 2002, 2003, 2004 and 2005, respectively. See "Item 4 – Information on the Company – Exploration & Production – Storage".
(2)	Consists of: (i) the increase in proved reserves attributable to: (a) purchases of minerals in place; (b) revisions of previous estimates; (c) improved recovery; and (d) extensions and discoveries, less sales of minerals in place; divided by (ii) production during the year as set forth in the reserve tables, in each case prepared in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 35 to the Consolidated Financial Statements. Expressed as a percentage.
(3)	Consists of proved reserves at year end divided by production during the year as set forth in the reserve tables, in each case presented in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 35 to the Consolidated Financial Statements. Expressed on a yearly basis.
(4)	Natural gas production volumes exclude gas consumed in operations (94, 132, 151, 220 and 250 mmCF/d in 2001, 2002, 2003, 2004 and 2005, respectively).
(5)	Consists of production costs (costs incurred to operate and maintain wells and field equipment including also royalties) prepared under U.S. GAAP divided by actual production net of production volumes of natural gas consumed in operations. See the unaudited supplemental oil and gas information in Note 35 to the Consolidated Financial Statements. Expressed in dollars.
(6)	Results of operations from oil and gas producing activities, divided by actual sold production, in each case prepared in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 35 to the Consolidated Financial Statements for a calculation of results of operations from oil and gas producing activities. Expressed in dollars.
(7)	Expressed in BCM.
(8)	Expressed in thousand kilometers.
(9)	Expressed in terawatthour.
(10)	Expressed in million tonnes.
(11)	Expressed in KBBL/d.
(12)	Expressed in production as a percentage of capacity taking into account scheduled plant shutdowns.
(13)	Expressed in thousand liters per day. Referred to the Agip brandednetwork.
(14)	The sum of the order backlog of Saipem SpA and Snamprogetti SpA, expressed in millions of euro.

Exchange Rates

The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate in U.S. dollars per euro, rounded to the second decimal (Source: The Federal Reserve Board).

High	Low	Average(1)	At Period End

U.S. dollars per euro
Year ended December 31,
2001	0.95	0.84	0.90	0.89
2002	1.05	0.86	0.95	1.05
2003	1.26	1.04	1.13	1.26
2004	1.36	1.18	1.24	1.35
2005	1.35	1.17	1.24	1.18

(1)	Average of the Noon Buying Rates for the last business day of each month in the period.

High	Low	At Period End

U.S. dollars per euro
December 2005	1.20	1.17	1.18
January 2006	1.23	1.20	1.22
February 2006	1.21	1.19	1.19
March 2006	1.22	1.19	1.21
April 2006	1.26	1.21	1.26
May 2006	1.29	1.26	1.28
June 2006 (through June 12, 2006)	1.30	1.26	1.26

Fluctuations in the exchange rate between the euro and the dollar affect the dollar equivalent of the euro price of the Shares on the Telematico and the dollar price of the ADSs on the NYSE. Exchange rate fluctuations also affect the dollar amounts received by owners of ADSs upon conversion by the Depository of cash dividends paid in euro on the underlying Shares. The Noon Buying Rate on June 12, 2006 was $1.26 per euro 1.00.

Risk Factors

Competition

There is strong competition worldwide, both within the oil industry and with other industries, in supplying energy to the industrial, commercial and residential energy markets.

In the Exploration & Production business, Eni encounters competition from other international oil companies for obtaining exploration and development rights, particularly outside Italy. The current trend of the industry towards a reduction of the number of operators via takeovers or mergers might lead to possibly stronger competition from operators with greater financial resources and a wider portfolio of development projects.

In its natural gas business, Eni encounters increasingly strong competition from both national and international natural gas suppliers, also following the impact of the liberalization of the Italian natural gas market introduced by Legislative Decree No. 164/2000 which provides for, among other things, the opening of the Italian market to competition, limitations to the size of gas companies relative to the market and third party access to transport infrastructure. In addition, Legislative Decree No. 164/2000 grants the Italian Authority for Electricity and Gas certain regulatory powers in the matters of natural gas pricing and access to infrastructure, among others. In its electricity business, Eni competes with other producers from Italy or outside Italy which sell electricity on the Italian market.

Eni faces competition from several international oil companies in its refinery and refined product marketing businesses. In retail marketing both in and outside Italy, Eni competes with third parties (including international oil companies and local operators such as supermarket chains) to obtain concessions to establish and operate service stations. Once established, Eni’s service stations compete primarily on the basis of pricing, services and availability of non-petroleum products. In Italy plans for the upgrading and efficiency improvement of the national service station network can advance only in accordance with the evolution of the regulatory framework, which lags behind that of other major European countries.

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

Exploratory drilling efforts may not be successful

Drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be unsuccessful as a result of a variety of factors, including, among others, unexpected drilling conditions, pressure or irregularities in formations, equipment failures or fires, blow-outs and various forms of accidents, marine risks such as collisions and other adverse weather conditions and shortages or delays in the delivery of equipment. Exploring or drilling in offshore areas, in particular in deep water, is generally more complex and riskier than in onshore areas; so is exploratory activity in remote areas or in challenging environmental conditions as in the case of the Caspian Region or Alaska.

Failure in the activity of exploration of oil and natural gas could have an adverse impact on Eni’s future results of operations and financial condition. Because of the percentage of Eni’s capital plans devoted to higher risk exploratory projects, it is likely that Eni will continue to experience significant exploration and dry hole expenses. In particular Eni plans to explore for oil and gas offshore, often in deep water or at deep drilling depths, where operations are more difficult and costly than on land or at shallower depths and in shallower waters. Deep water operations generally require a significant amount of time between a discovery and the time that Eni can produce and market the oil or gas increasing both the operational and financial risks associated with these activities. In addition, lack of necessary equipments such as a shortage of deep water rigs, could further delay operations, thus increasing both operational and financial risks.

In addition, failure in finding additional commercial reserves could dampen future production of oil and natural gas which is highly dependent on the rate of success of exploratory activity.

Development projects bear significant operational risks which may adversely affect actual returns on such projects

Eni is involved in numerous development projects for the production of hydrocarbon reserves, principally offshore. Eni’s future results of operations rely upon its ability to develop and operate major projects as planned. Key factors that may affect the economics of those projects include:

•	the outcome of negotiations with co-venturers, governments, suppliers, customers or others (including, for example, Eni’s ability to negotiate favorable long-term contracts with customers, the development of reliable spot markets that may be necessary to support the development of particular production projects, or commercial arrangements for pipelines and related equipment to transport and market hydrocarbons);
•	timely issuance of permits and licenses by governmental agencies;
•	the occurrence of technical difficulties including delays in manufacturing and delivery of critical equipment, and, risks associated with the use of new technologies;
•	changes in operating conditions and costs, including costs of third party equipment or services such as drilling rigs and shipping;
•	the actual performance of the reservoir and natural field decline;
•	the availability of third party equipment or services; and
•	the ability and time necessary to realize suitable transport infrastructures to export production towards final markets.

Furthermore, deep water and other hostile environments, where the majority of Eni’s planned and existing development projects are located, can exacerbate these problems. Delays and differences between estimated and actual timing of critical events may adversely affect the completion and start-up of production from such projects and, consequently, the actual returns on such projects.

Inability in replacing oil and natural gas reserves could adversely impact operations and earnings

Eni’s operations and earnings are substantially dependent on our ability to develop and sell oil and natural gas. Unless we are able to replace produced oil and natural gas, our reserves will decline. Future oil and gas production are dependent on the company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiation with countries and other owners of known reserves and acquisitions. An inability to replace reserves could adversely impact future production and future results of operations.

Lifting and development costs are increasing and this could reduce profit per BOE for the oil industry

Profit margins in the oil industry are being affected by a steady rising trend in lifting and development costs as a result of the following: (i) the increasingly high percentage of complex development projects (such as those in deep and ultra deep waters and in harsh environments) which bear higher development costs as compared to development projects in traditional environments; (ii) inflationary pressure affecting purchase prices of raw materials and services in connection to the worldwide economic recovery; and (iii) lack of specialized resources (such as engineers and other valuable technicians) especially in remote areas. Eni’s management expects this rising trend of lifting and development costs to continue in the medium term and this could lead to a reduction in profit per BOE.

Changes in crude oil and natural gas prices may adversely affect Eni’s results of operations

Crude oil prices are subject to international supply and demand and other factors that are beyond Eni’s control. OPEC member countries control production of a significant portion of the worldwide supply of oil and can exercise substantial influence on its price levels. International geopolitical tensions and political developments, including sanctions imposed on certain oil-producing countries on the basis of resolutions of the United Nations, can also affect world supply and prices of oil. Such factors can also affect the prices of natural gas because natural gas prices are typically tied to the prices of certain crudes and refined petroleum products. Lower crude oil prices could have an adverse impact on Eni’s results of operations.

Uncertainties in Estimates of Oil and Natural Gas Reserves

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are the following:

•	the quality of available geological, technical and economic data and their interpretation and judgement;
•	whether the prevailing tax rules, other government regulations and contractual conditions will remain the same as on the date estimates are made;
•	results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions;
•	changes in oil and natural gas prices could have an effect on the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. In particular the reserves estimates are subject to revision as prices fluctuate due to the cost recovery feature under certain Production Sharing Agreements (PSAs); and
•	the production performance of Eni’s reservoirs.

Many of these factors, assumptions and variables involved in estimating proved reserves are beyond Eni’s control and may prove to be incorrect over time. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered. Additionally, any downward revision in Eni’s estimated quantities of proved reserves could adversely impact Eni’s financial results, leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

Political Considerations

Substantial portions of Eni’s hydrocarbon reserves are located in countries outside the EU and North America, some of which may be politically or economically less stable than EU or North American countries. At December 31, 2005, approximately 73% of Eni’s proved hydrocarbon reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supply comes from countries outside the EU and North America. In 2005, approximately 60% of Eni’s supplies of natural gas came from such countries. See "Item 4 – Gas & Power – Natural Gas Supplies". Adverse political and economic developments in any such producing country may affect Eni’s ability to continue operating in that country, either temporarily or permanently, and affect Eni’s ability to access oil and gas reserves. In operating in politically unstable countries Eni faces risks in connection with the following: (i) lack of well-established and reliable legal systems; (ii) other political developments and laws and regulations (such as expropriation or forced divestiture of assets and unilateral cancellation or modification of contract terms), for example in April 2006, Eni’s titles and mineral assets relating to an important oil field were transferred to the Venezuelan state oil company following its unilateral cancellation of the contract regulating oil activities in the field; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases (including retroactive claims); and (v) civil unrest, for example in the first quarter of 2006 certain episodes of civil unrest in Nigeria caused disruptions at certain Eni oil producing facilities. See "Item 4 – Exploration & Production – Oil and Natural Gas Reserves"; and "Item 5 – Recent Developments".

In August 1996, the United States adopted the Iran and Libya Sanctions Act (the "Sanctions Act") with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction. On April 23, 2004 the President of the United States terminated the application of the Sanctions Act to Libya, with the remaining economic sanctions against Libya lifted on September 23, 2004. The Sanctions Act still applies to Iran and authorizes the President of the United States to impose sanctions from a six-sanction menu under certain circumstances against any person, including any foreign company, making investments in Iran, thus contributing directly and significantly to the enhancement of Iran’s ability to develop its hydrocarbons resources. The Sanctions Act is scheduled to expire on August 5, 2006. Eni does not believe that enforcement of the Sanctions Act against it would have a material adverse effect on its financial condition or results of operations. However, a bill to amend and extend the extra-territorial reach of the economic sanctions imposed by the United States with respect to Iran has been passed by the U.S. House of Representatives and may lead to the passage of new laws in this area. Iran continues to be designated by the U.S. State Department as a State sponsoring terrorism. For a description of Eni’s operations in Iran and Libya see "Item 4 – Information on the Company – Exploration and Production – North Africa and Rest of World".

Cyclicality of the Petrochemical Industry

The petrochemical industry is subject to cyclical fluctuations in demand, with consequent effects on prices and profitability exacerbated by the highly competitive environment of the industry. Eni’s petrochemicals operations, which are located mainly in Italy, have been in the past and may in the future be adversely affected by worldwide excess installed production capacity, as well as by economic slowdowns in many industrialized countries. The dislocation of petrochemical activities to geographic areas like the Far East and oil producing countries which provide long-term competitive advantages has weakened the competitiveness of petrochemicals operations in industrialized countries, including Eni’s petrochemical operations. Petrochemical operations in industrialized countries are also less competitive than those located in the above-mentioned areas due to stricter regulatory frameworks and growing environmental concerns which prevail in industrialized countries.

Liberalization of the Italian Natural Gas Market

Legislative Decree No. 164/2000 opened completely the Italian natural gas market starting on January 1, 2003. This means that all customers in Italy are free to choose their supplier of natural gas. The decree, among other things, introduced rules which have a significant impact on Eni’s activity, as the company is present in all the phases of the natural gas chain, in particular:

•	until December 31, 2010, antitrust thresholds for operators will be calculated as a percentage share of national consumption as follows: (i) effective January 1, 2002, 75% for imported or domestically produced natural gas volumes input into the national transport network and destined to sales; this percentage is to decrease by 2 percentage points per year until it reaches 61% in 2009; and (ii) effective January 1, 2003, 50% for sales to final customers. Compliance with these ceilings is verified annually by comparing the allowed average percentage on a three year basis for volumes input or sold to the average percentage obtained by each operator in the same three year period. Allowed percentages are calculated net of losses (in the case of sales) and volumes of natural gas consumed in own operations. In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in own operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and for volumes input into the Italian network to be sold in Italy;
•	transport of natural gas by means of high pressure trunklines, storage of natural gas, LNG facilities and distribution of natural gas in urban centers by means of low pressure networks are activities of public relevance and criteria for determining tariffs of those activities are set by the Authority for Electricity and Gas; and
•	third parties are allowed to access natural gas infrastructure – which comprises, among other things, high pressure trunklines, low pressure networks and storage sites – according to certain conditions set by the Authority for Electricity and Gas.

The new regulatory regime has the effect of limiting the size and profitability of Eni’s natural gas business in Italy.

Eni’s natural gas margin1 in Italy may decrease permanently compared to historical levels

In order to meet the expected growth of the Italian natural gas market over the medium and long-term, Eni entered into long-term purchase contracts with producing countries that currently have a residual average term of approximately 15 years. Existing contracts, which in general contain take-or-pay clauses, will ensure total delivery of approximately 67.3 BCM/y of natural gas (Russia 28.5, Algeria 21.5, the Netherlands 9.8, Norway 6 and Nigeria 1.5) by 2008. The above quantities are based on the annual contract quantity of the relevant contract. The average annual minimum quantity that Eni is committed to purchase under its take-or-pay obligations is approximately 85% of said quantities. In order to comply with the above mentioned regulatory thresholds relating to volumes input into the national transport network and sales volumes in Italy, Eni signed multi-year contracts with third party importers in Italy and started implementing a strategy of increasing natural gas sales in the rest of Europe in order to sell outside Italy natural gas volumes available under its take-or pay contracts, exceeding mandatory thresholds. In prior years Eni sold the majority of its natural gas availability on the Italian market. This change in the sale mix is structural and is adversely affecting Eni’s results of operations. Further, management expects Eni’s margins on natural gas in Italy to come under pressure in future years due to the entry into the market of new competitors, including the impact of the build-up of Eni’s supplies to the above mentioned Italian importers.

Eni growth prospects in Italy are limited by regulation

Due to the antitrust threshold on direct sales in Italy, management expects Eni’s natural gas sales in Italy to increase at a rate that cannot exceed the growth rate of natural gas demand in Italy. Management believes this development might have a material adverse impact on Eni’s results of operations.

If Eni fails to grow natural gas sales in Europe as planned, Eni may be unable to fulfill its minimum take obligations under take-or-pay purchase contracts and this could adversely impact results of operations

Over the medium term, Eni plans to increase its natural gas sales in Europe also to absorb its natural gas availability under take-or-pay contracts. Should Eni fail to increase natural gas sales in Europe as planned, Eni may be unable to sell all the volumes of natural gas purchased under take-or-pay contracts, and this could adversely impact results of operations.

Due to the regulated access to natural gas transport infrastructure in Italy, Eni may not be able to sell in Italy all the natural gas volumes it planned to import and, as a consequence, it may be unable to sell all the natural gas volumes which Eni is committed to purchase under take-or-pay contract obligations

Over the next few years, Eni plans to import certain volumes of natural gas using the highest purchase flexibility as provided for by its take-or-pay purchase contracts. Eni also assumes that it will be entitled to the necessary transport capacity on the Italian transport infrastructure. However, Eni planning assumptions are inconsistent with current rules regulating the access to Italian transport infrastructure as provided for by the Network Code drafted under Decision No. 137 of July 17, 2002 of the Authority for Electricity and Gas. Such rules established certain priority criteria for the entitlement to transport capacity of natural gas at points where the Italian transport infrastructure connects with international transport networks (the so-called entry points to the Italian transport system). In particular current rules establish that take-or-pay contracts entered into before 1998, as in the case of Eni, have the right to a priority in the entitlement to available transport capacity equal to average daily contractual volumes. There is therefore no guaranteed access priority for Eni’s contracted volumes exceeding average daily contractual volumes. In fact, take-or-pay contracts entered into by Eni before 1998 envisage Eni’s right to offtake daily volumes larger than the average daily contractual volume; this contractual flexibility provided by the difference between the maximum daily volume Eni is allowed to purchase and the average daily contractual volume is used when demand peaks, usually during the winter. In the event of congestion at entry points, natural gas volumes not receiving priority are entitled to available transport capacity in proportion with requests from operators. Eni considers Decision No. 137/2002 to be inconsistent with the overall rationale of the European natural gas legislative framework, especially with reference to Directive 98/30/CE and Legislative Decree No. 164/2000, and is challenging Decision No. 137/2002 before the competent administrative courts. See "Item 4 – Regulation of the Italian Hydrocarbons Industry – Gas & Power". However, Eni cannot rule out a negative outcome in this matter. Accordingly, management believes that Eni’s results of operations could be adversely affected should market conditions and/or regulatory constraints prevent Eni from selling its whole availability of natural gas purchased to fulfill take-or pay contract obligations (i.e., in case congestion occurs at the entry points of the Italian transport infrastructure which would force Eni to offtake a smaller volume of gas than the minimum contractual off take). See "Item 5 – Management Expectations of Operations".

The Italian Government, Parliament and regulatory authorities may take further steps to improve competition in the Italian natural gas market and such regulatory developments may adversely affect Eni’s results of operations

Eni cannot predict future developments in the regulation of the Italian natural gas market. Also an institutional debate is ongoing in Italy regarding the liberalization of the natural gas market and this may produce significant developments on this matter. A brief description follows of certain recently enacted laws and certain proceedings before the Authority for Electricity and Gas and the Italian Antitrust Authority in order to allow investors to gain some insight of the complexity of this matter. For a full discussion of laws and procedures described herein see "Item 4 – Regulation of the Italian Hydrocarbons Industry – Gas & Power ".

In 2003, Law No. 290 was enacted which prohibits Eni from holding an interest higher than 20% in undertakings owning natural gas transport infrastructure in Italy (Eni currently holds a 50.07% interest in Snam Rete Gas, which owns and manages approximately 97% of the Italian natural gas transport infrastructure).

On the basis of the findings of a joint inquiry conducted from 2003 through June 2004 on the Italian natural gas market, the Authority for Electricity and Gas and the Italian Antitrust Authority (the "Antitrust Authority") acknowledged that the overall level of competition of the Italian natural gas market is unsatisfactory due to the dominant position held by Eni in many phases of the natural gas chain. According to both the Authority for Electricity and Gas and the Antitrust Authority, the vertical integration of Eni in the supply, transport and storage of gas has restricted the development of competition in Italy notwithstanding the antitrust ceilings introduced by Legislative Decree 164/2000. It was further stated that the price of natural gas in Italy (in particular for the industrial sector) is higher than in other European countries.

In October 2005, the Authority for Electricity and Gas started an inquiry concerning the competitive behavior of operators selling natural gas to residential and commercial customers with the aim of defining measures to improve competition.

In February 2006, the Antitrust Authority closed an inquiry concerning Eni’s competitive behavior concluding that Eni abused its dominant position with regard to its decision to suspend a plan for the upgrading of the import pipeline from Algeria and to unilaterally cancel certain contracts to sell the relevant transport capacity to third parties. Contracts were signed early in 2003 and the relevant upgrade is expected to become effective in 2007. The Antitrust Authority fined Eni by an amount of euro 290 million.

On May 5, 2006, the European Commission started an inquiry in order to verify an alleged abuse of dominant position on the part of Eni in violation of Article 82 of the EEC Treaty and Article 54 of the CES Agreement in the activities of international gas transport and wholesale and retail supply of gas.

Management believes the institutional debate on the degree of competition in the Italian natural gas market and the regulatory activity to be areas of attention for management and cannot exclude negative impacts on Eni’s financial condition or results of operations in future years deriving from developments on these matters.

Eni believes an oversupply of natural gas is likely to occur in the long-term (beyond 2009)

Eni plans to upgrade its natural gas import infrastructure from Algeria and Russia to Italy, with expected start-up in 2008 and late 2008/2009, respectively. Taking into account the build-up of supplies of natural gas from Libya through the Greeenstream gasline and of Eni’s fourth long term take-or-pay purchase contract from Russia, an additional import capacity of 883 BCF/y is expected to be available for the Italian natural gas market starting in 2009. A large portion of this expected import capacity has been or is planned to be awarded to third parties. In addition, certain operators in the Italian natural gas market have publicly announced plans to develop LNG terminals in Italy. Eni expects at least one new LNG terminal with a 283 BCF/y capacity to start operations by 2009 thus adding new import capacity to the Italian market. Management believes the pace of demand growth in the Italian natural gas market may not meet the expected increase in supplies of natural gas market starting in 2009 and beyond. If this projections materialize, a decrease in natural gas margins is likely to occur.

Decisions of the Authority for Electricity and Gas in the matter of natural gas tariffs may diminish Eni’s ability to determine the price at which it sells natural gas to customers

On the basis of certain legislative provisions, the Authority for Electricity and Gas holds a general monitoring power on pricing in the natural gas market in Italy and the power to establish selling tariffs in the natural gas residential and commercial segments taking into account, among other things, the public interest goal of containing the inflationary pressure due to a rise in energy costs. The decisions of the Authority for Electricity and Gas on these matters may limit the ability of Eni to pass an increase in the cost of fuels on to the final consumers of natural gas. In particular, with Decision No. 248/2004 the Authority for Electricity and Gas established, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred on to residential and commercial users of natural gas in case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate supply contracts to wholesalers in order to take account of the reduction of the price of natural gas sold to residential and commercial users. A proceeding has commenced between the Authority for Electricity and Gas and Eni, which appealed Decision No. 248/2004 to an administrative court.

Eni’s management expects a negative outcome of this matter. Eni has accrued a material provision in its 2005 Consolidated Financial Statements in order to reflect the risks associated with this matter. In 2006 management expects Eni’s results of operations to be adversely impacted by a material amount in light of the high Brent crude oil prices, in the event Decision 248/2004 is implemented in its original form. See "Item 4 – Regulation of the Italian Hydrocarbons Industry – Gas & Power" and "Item 5 – Financial Review and Prospects".

Environmental Regulation

Eni may incur material operating costs and liabilities in relation to compliance with applicable environmental regulations and future environmental developments

Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in certain operations and products of Eni, and there can be no assurance that material costs and liabilities will not be incurred.

Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect on Eni’s Consolidated Financial Statements as a result of its compliance with such laws and regulations, there are risks that Eni may incur significant costs and liabilities in future years due to: (i) the chance of as yet unknown contamination; (ii) future developments in environmental regulation; (iii) the results of on-going surveys or surveys to be carried out on the environmental status of Eni’s industrial sites and other possible effects deriving from the implementation of Decree No. 471/1999 of the Ministry of Environment; (iv) the possible effects deriving from the implementation of certain enacted regulations such as the ones deriving from Decree No. 367 of the Ministry of Environment published in January 8, 2004, regarding the fixing of new quality standards for aquatic environment in relation to dangerous substances, and those deriving from the application of European directive 2004/35/EC concerning environmental responsibility for prevention and reclamation of environmental damage; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Legal Proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Although Eni’s management does not currently expect a material adverse effect on Eni’s financial position and results of operations on the basis of information available to date and taking account of existing provisions, Eni’s management cannot rule out that in future years Eni may incur material losses in connection with pending legal proceedings due to: (i) uncertainty regarding the outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) errors in the estimate of probable future losses.

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

Exchange Rates

Movements in the exchange rate of the euro against the U.S. dollar can have a material impact on Eni’s results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, U.S. dollars, while a significant portion of Eni’s expenses are denominated in euro. Similarly, prices of Eni’s petrochemical products are generally denominated in, or linked to, the euro, whereas expenses in the Petrochemicals segment are denominated both in euro and U.S. dollars. Accordingly a depreciation of the U.S. dollar versus the euro generally has an adverse impact on Eni results of operations.

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

Interest Rates

Interest on Eni’s financial debt is primarily indexed at a spread to benchmark rates such as the Europe Interbank Offered Rate, "EURIBOR", and the London Interbank Offered Rate, "LIBOR". As a consequence, movements in interest rates can have a material impact on Eni’s financial expense in respect to its financial debt.

Critical Accounting Estimates

The preparation of financial statements entails accounting estimates that are characterized by a high degree of uncertainty, complexity and judgment. Although these critical accounting estimates are thoroughly applied and underlying amounts are fairly determined, management cannot rule out that actual outcomes may differ from such estimates, due to, among other things, the following factors: uncertainty, lack or limited availability of information; the availability of new informative elements, variations in economic conditions such as prices, significant factors (e.g., removal technologies and costs) and the final outcome of legal, environmental or regulatory proceedings. See "Item 5 – Critical Accounting Estimates".

Item 4. INFORMATION ON THE COMPANY

History and Development of the Company

Eni SpA with its consolidated subsidiaries is engaged in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni has operations in about 70 countries and 72,258 employees as of December 31, 2005.

Eni, the former Ente Nazionale Idrocarburi, a public law agency, established by Law No. 136 of February 10, 1953, was transformed into a joint stock company by Law Decree No. 333 published in the Official Gazette of the Republic of Italy No. 162 of July 11, 1992 (converted into law on August 8, 1992, by Law No. 359, published in the Official Gazette of the Republic of Italy No. 190 of August 13, 1992). The Shareholders’ Meeting of August 7, 1992 resolved that the company be called Eni SpA. Eni is registered at the Companies Register of Rome, register tax identification number 00484960588, R.E.A. Rome No. 756453. Eni is expected to remain in existence until December 31, 2100; its duration can however be extended by resolution of the shareholders.

Eni’s registered head office is located at Piazzale Enrico Mattei 1, Rome, Italy (telephone number: +39-0659821). Eni branches are located in:

•	San Donato Milanese (Milan), Via Emilia, 1; and

•	San Donato Milanese (Milan), Piazza Ezio Vanoni, 1.

Internet address: www.eni.it.

The name of the agent of Eni in the United States is Viscusi Enzo, 666 Fifth Ave., New York, NY 10103

Eni’s principal segments of operations and subsidiaries are described below.

Eni conducts its exploration and production activities through its Exploration & Production Division and certain operating subsidiaries. Eni’s exploration, development and production activities commenced in 1926, when Agip SpA was established by the Italian Government with a mandate to explore for and develop oil and natural gas. Agip SpA was merged into Eni SpA effective as of January 1, 1997 to become Eni’s Exploration & Production Division.

Eni is engaged in exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea, the Gulf of Mexico, Australia, South America and areas with great development potential such as the Caspian Sea, the Middle and Far East, India and Alaska. In 2005, Eni’s hydrocarbon production available for sale averaged 1,693 KBOE/d and, at December 31, 2005, Eni’s estimated proved reserves totalled 6,837 mmBOE with a life index of 10.8 years. In 2005, Eni’s Exploration & Production segment had net sales from operations (including intersegment sales) of euro 22,477 million and operating profit of euro 12,574 million.

Eni conducts its natural gas and electricity generation activities through its Gas & Power Division and certain operating subsidiaries. Eni’s natural gas supply, transmission and distribution activities commenced in the 1940s with the commercial sale of natural gas to industrial users in Northern Italy. Snam SpA was merged into Eni SpA effective as of February 1, 2002 to become Eni’s Gas & Power Division. In 2005, Eni’s sales of natural gas to third parties totalled 52.47 BCM in Italy and 23.44 BCM in the rest of Europe; Eni’s share of natural gas volumes sold by its affiliates totalled 8.53 BCM (of which 7.85 billion was sold in the rest of Europe). Natural gas volumes consumed in operations by Eni and Eni’s subsidiaries – mainly in electricity generation, refining and petrochemicals operations – totalled 5.54 BCM. Natural gas sales in Italy include: (i) sales to wholesalers, mainly local companies selling natural gas to residential and commercial customers, and to large industrial and thermoelectric customers which are supplied by a high and medium pressure pipeline network; and (ii) sales to residential and commercial customers which are supplied by a low pressure pipeline network. Eni’s high and medium pressure gas pipeline network for natural gas transport is about 30,700-kilometer long in Italy, while outside Italy Eni holds transmission rights on approximately 5,000 kilometers of high pressure pipelines. Eni’s natural gas transport network in Italy is owned and managed by Snam Rete Gas SpA. Snam Rete Gas is listed on the Italian Stock Exchange, Eni’s share being 50.07%. Snam Rete Gas transports natural gas on behalf of Eni and third parties ("shippers"); in 2005 its transported volumes were 85.10 BCM, of which 30.22 billion were on behalf of third parties. Eni, through its 100% subsidiary Italgas and other subsidiaries, is engaged in natural gas distribution activity in Italy serving 1,282 municipalities through a low pressure network consisting of approximately 48,000 kilometers of pipelines as of December 31, 2005.

Eni conducts its electricity generation activities through its wholly-owned subsidiary EniPower SpA, which owns and manages Eni’s power stations of Livorno, Taranto, Mantova, Ravenna, Brindisi and Ferrera Erbognone with a total installed capacity of approximately 4.5 gigawatt as of December 31, 2005. In 2005, sold production of electricity totalled 22.77 terawatthours. Eni owns other minor power stations located in Eni’s petrochemical plants and refineries whose production is mainly for internal consumption. The accounts of these power stations are reported within Eni’s Refining & Marketing and Petrochemicals segments.

In 2005, Eni’s Gas & Power segment had net sales from operations (including intersegment sales) of euro 22,969 million and operating profit of euro 3,321 million.

Eni conducts its refining and marketing activities through the Refining & Marketing Division and certain operating subsidiaries. Activities commenced in the 1930s, when Eni initiated the development of the industrial and retail markets for refined products in Italy. AgipPetroli SpA was merged into Eni SpA effective December 31, 2002 to become Eni’s Refining & Marketing Division. Eni’s refining and marketing activities are located primarily in Italy and in the rest of Europe. In 2005, Eni’s retailing market share for refined products in Italy through its Agip-branded network of service stations was 29.7%. In 2005, Eni divested its wholly-owned subsidiary Italiana Petroli which is engaged in the retail marketing of refined products through a network consisting primarily of leased service stations, under the IP brand. In 2005, sales of refined products totalled 51.63 million tonnes, of which 30.29 million were in Italy. The balanced refining capacity of Eni’s wholly-owned refineries totalled 524 KBBL/d as of December 31, 2005. In 2005, Eni’s Refining & Marketing segment had net sales from operations (including intersegment sales) of euro 33,732 million and operating profit of euro 1,857 million.

Eni’s petrochemical activities commenced in the 1950s, when it began production of basic petrochemicals at its Ravenna industrial complex. Through Polimeri Europa SpA and its subsidiaries, Eni operates in olefins and aromatics, basic intermediate products, chlorine derivatives, polyethylene, polystyrenes, and elastomers. Eni’s petrochemical operations are concentrated in Italy and in Western Europe. In 2005, Eni sold 5.4 million tonnes of petrochemical products. In 2005, Eni’s Petrochemicals segment had net sales from operations (including intersegment sales) of euro 6,255 million and an operating profit of euro 202 million.

Eni’s oilfield services, construction and engineering activities commenced in the late 1950s. Through Saipem SpA (a 43% owned subsidiary) and its subsidiaries, Eni operates in offshore construction, in particular fixed platform installation, subsea pipe laying and floating production systems. Through Snamprogetti SpA (a wholly owned subsidiary) and its subsidiaries Eni is a provider of engineering and project management services to the oil and gas, refining and petrochemical industries. In 2005, Eni’s Oilfield Services, Construction and Engineering segment had net sales from operations (including intersegment sales) of euro 5,733 million and operating profit of euro 307 million.

A list of subsidiaries of Eni is included as an exhibit to this Form 20-F.

Strategy

Eni plans to deploy a strategy of organic growth intended to sustain the group’s business over the long-term.

In the Exploration & Production activities, Eni plans to grow production of oil and natural gas through organic growth, targeting a production level of more than 2 mmBOE/d in 2009, which corresponds to a compound average growth rate of approximately 4% under certain trading environment assumptions (See "Item 5 – Management Expectations of Operations"). Eni plans to reach said production target by leveraging in particular on the contribution of recently completed large development projects and projects in the development phase in Angola, Libya, Nigeria, Egypt, Iran, Algeria and Kazakhstan. Management will continue to evaluate opportunities to increase production through the purchase of corporations or individual assets. Eni intends to pay special attention to reserve replacement in order to ensure the medium to long-term sustainability of its business. Eni intends to optimize its portfolio of development properties by focusing on areas where its presence is established, seeking for new opportunities and divesting marginal assets. Eni intends to develop its LNG business also through the purchase of interests in liquefaction plants in order to better exploit its natural gas reserves in North and West Africa. In exploration activities Eni intends to renew its portfolio of properties focusing on such areas where management believes a high mineral potential exists, on assets in areas where its presence is established (in particular Egypt, Nigeria, the United States, Italy and Norway) and to start exploration in newly acquired areas (in particular Alaska, Libya and India).

In the Gas & Power activities, Eni plans to grow natural gas sales in the rest of Europe and to develop its presence in the LNG business in order to compensate for lower growth opportunities on the domestic market due to the limits imposed on operators by the sector regulation and increasingly intense competition. In Italy, Eni plans to comply with regulatory limits on direct sales and input volumes to the national transport network by optimizing allocation of supplies between direct sales in Italy and in the rest of Europe and by using natural gas at its own electricity generation plants and, at the same time, leveraging on the expected consumption growth. In the medium term, management expects its natural gas sales in Italy to decline from the 58 BCM level recorded in 2005 as a consequence of increasing competition from third parties. Eni plans to implement a more attractive commercial offer than Eni’s competitors’ on the basis of the quality of services, pricing formulas including different indexation schemes to suit various customers’ purchasing profile and the integration of supply of gas and electricity. Management plans to grow natural gas sales on European markets by leveraging on the availability of Eni’s equity gas and on a diversified portfolio of supply contracts, an extensive gas pipeline network, which allows for the supply of natural gas from several sources, and long standing relationships with producing countries. Eni intends to strengthen its presence in markets where its presence is already established – such as the Iberian Peninsula, Germany and Turkey – and to develop sales in markets with significant growth and profitability prospects (in particular France and the United Kingdom).

In the Refining & Marketing activities, Eni intends to maximize returns from its existing assets. In the refining activity Eni plans to invest in new primary distillation capacity and in new conversion capacity to make its refining system flexible enough to obtain a higher yield of middle distillates and to achieve a greater vertical integration with its upstream activities. In marketing Eni aims to improve its competitive position in Italy and to increase sales in selected neighboring countries in the Rest of Europe.

Eni’s oilfield services construction and engineering activities play an essential role in contributing to technological innovations and in the implementation of world-scale projects thus supporting Eni’s growth process in the oil & gas business.

In technological research and innovation activities Eni plans to implement a relevant capital expenditure programme to develop such technologies that management believes may ensure competitive advantages in the long-term and promote sustainable growth. Eni plans to continue developing existing programmes on clean fuels, sulphur and greenhouse gas management as well as projects such as the upgrading of heavy crudes (EST), high pressure gas transmission (TAP) and Gas to Liquids (GTL).

In pursuing this strategy Eni plans a capital expenditure programme amounting to euro 35.2 billion over the next four years. Eni plans to finance this capital expenditure programme by using the cash provided by operating activities. Over the next four year period, the Company expects to distribute to its shareholders a flow of dividends in line with the level of 2005 under certain assumptions (See "Item 8 – Dividends"). Eni aims to allocate cash flow in excess of capital expenditure and dividend requirements to continue its programme of share buy-back while at the same time maintaining a strong balance sheet. See "Item 5 – Management Expectations of Operations".

Key Developments

The most significant events that occurred during 2005 and to date in 2006 were the following:

•	In 2005, hydrocarbon production available for sale averaged 1,693 mmBOE/d, a 6.7% increase compared to year 2004. Eni’s net proved reserves of oil and natural gas were 6.84 BBOE (55% crude and condensates), down 381 mmBOE from 2004 due to an estimated 478 mmBOE adverse impact related to lower entitlements in certain PSAs and buy-back contracts due to higher oil prices (58.21 dollar per barrel at year end 2005 as compared to 40.47 at year end 2004). Eni’s reserves replacement ratio was 40%; the average reserve life index was 10.8 years (12.1 in 2004).
•	In May 2005, the new setup of the consortium operating the North Caspian Sea PSA was defined. As a result of the transaction, Eni’s operatorship interest in the Kashagan project increased from 16.67% to 18.52%. Eni plans a capital expenditure programme amounting to $29 billion in order to develop the field reserve. Management is currently reviewing this amount in order to take account of the depreciation of the U.S. dollar versus the euro and rising trends in the cost of certain production factors (such as materials and oilfield services). The development of the project is advancing as planned: first oil is expected by the end of 2008 and the production plateau is targeted at over 1.2 mmBBL/d.
•	As part of its strategy of expansion in areas with high mineral potential, Eni enhanced its portfolio of mineral rights via acquisition of exploration permits and production licenses located in Libya, India, Alaska, Brazil, Nigeria, Australia, Pakistan and the Gulf of Mexico for a total acreage of 67,000 square kilometers (44,000 net to Eni, of these 93% as operator).
•	In Angola oil production increased approximately 50% from the level of 2004 reflecting mainly certain significant start-ups: phase B of the development of the fields discovered in the Kizomba offshore area in Block 15 (Eni’s interest 20%) and the North Sanha and Bomboco oil, condensate and LPG fields in Block 0 former Cabinda (Eni’s interest 9.8%).
•	As part of the Western Libyan Gas Project (Eni’s interest 50%), in August 2005 the offshore Bahr Essalam field was started-up, less than a year after the start-up of the onshore Wafa field. Peak production of the two fields is expected in 2006 at 256,000 BOE/d (128,000 net to Eni). When fully operational in 2006 volumes produced and carried to Italy via the Greenstream pipeline will be 8 BCM/y of natural gas (4 billion net to Eni) already booked under long term supply contracts with operators.
•	Natural gas sales (91.15 BCM) were up 8.8% due to increased demand for power generation in Italy and the acquisition of new customers combined with growth in markets in the rest of Europe as a result of the expansion strategy pursued by Eni.
•	The agreement signed by Eni, Amorim Energia and Rede Eléctrica Nacional – shareholders of Galp with 33.34, 13.312 and 18.30%, respectively – confers stability to the shareholding structure of the Portuguese energy company and sets the stage for future developments aimed at enhancing Eni’s investment. The Portuguese Government is expected to sell part of its Galp holding through a public offer before the end of 2006.
•	As part of its strategy of international expansion in LNG, Eni purchased 6 BCM/y for 20 years of the regasification capacity of the Cameron terminal on the coast of Louisiana in the USA with start-up planned for 2008-2009. This will allow Eni access to markets in the United States for part of its natural gas reserves in North Africa and Nigeria.
•	Eni continues its development in power generation aimed at reaching 5.5 gigawatt of installed capacity by 2009; at year end 2005 installed capacity was 4.5 gigawatt. The new combined cycle power plants will absorb over 6 BCM/y of natural gas from Eni’s portfolio of supplies.
•	In 2005 Eni divested its total interest in Italiana Petroli SpA, which distributes fuels in Italy through a lease concession network under the IP brand.
•	On April 1, 2006 the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally cancelled the service contract regulating activities at the Dación oil field where Eni acted as contractor with a 100% working interest. Accordingly, starting on the same day, operations at the Dación oil field have been run by PDVSA which took over Eni Dación BV, Eni’s wholly-owned subsidiary that had been operating the field until that date. In 2005 and in the first quarter of 2006, oil production from the Dación field averaged approximately 60 KBBL/d. Management expects Eni’s proved reserves of hydrocarbons to be reduced by an amount of approximately 175 mmBBL corresponding to Eni’s net proved reserves of the Dación field as of December 31, 2005 as a consequence of the loss of Eni’s title to the field.

In 2005, capital expenditure amounted to euro 7.4 billion, of which 91% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and was primarily related to: (i) the development of oil and gas reserves (euro 3,952 million) in particular in Kazakhstan, Libya, Angola, Italy and Egypt, exploration projects (euro 656 million) and the purchase of proved and unproved property (euro 301 million); (ii) upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 825 million); (iii) the continuation of construction of combined cycle power plants (euro 239 million); (iv) actions for improving flexibility and yields of refineries, including the completion of construction of the tar gasification plant at the Sannazzaro refinery, and the upgrade of the refined product distribution network in Italy and in the rest of Europe (overall euro 656 million); and (v) upgrading of vessels and other equipment and facilities in Kazakhstan and West Africa in the Oilfield services and construction business (euro 346 million).

In 2005 capital expenditure decreased by euro 85 billion over 2004, or 1.1%, due to a euro 299 billion reduction, or 20.6%, in the Gas & Power business due principally to the completion of the Greenstream underwater pipeline project and the nearing to completion of the power generation development plan.

In 2004, capital expenditure amounted to euro 7.5 billion (of which 94% related to the Exploration & Production, Gas & Power and Refining & Marketing segments) and concerned: (i) development of hydrocarbon fields (euro 4,369 million) in particular in Libya, Iran, Angola, Italy, Kazakhstan, Egypt, Nigeria and Norway, and exploration (euro 499 million); (ii) upgrading of Eni’s natural gas transmission and distribution network in Italy (euro 721 million); (iii) the construction of the tar gasification plant at the Sannazzaro refinery, actions on refineries for the adjustment of automotive fuel characteristics to new European specifications and the upgrade of the refined product distribution network in Italy and in the rest of Europe (for a total of euro 669 million); and (iv) the continuation of construction of electricity generation plants (euro 451 million) and the completion of the Greenstream underwater pipeline project (euro 159 million).

BUSINESS OVERVIEW

Exploration & Production

Eni operates in the exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea, the Gulf of Mexico, Australia and South America. It also operates in areas such as the Caspian Sea, the Middle and Far East, India and Alaska where management believes a great mineral potential exists. In 2005, Eni produced 1,693 KBOE/d; as of December 31, 2005, Eni’s proved reserves totalled 6,837 mmBOE. Eni plans to grow production of oil and natural through organic growth, targeting a production level of more than 2 mmBOE/d in 2009 which corresponds to a compound average growth rate of approximately 4% under certain trading environment assumptions (See "Item 5 – Management Expectations of Operations"). Eni plans to reach said production target by leveraging in particular on the contribution of recently completed great development projects and projects in the development phase in Angola, Libya, Nigeria, Egypt, Iran, Algeria and Kazakhstan. Management will continue to evaluate opportunities to increase production through the purchase of corporations or individual assets. Eni intends to pay special attention to reserve replacement in order to guarantee the medium to long-term sustainability of its business. Eni intends to optimize its portfolio of development properties by focusing on areas where its presence is established, seeking for new opportunities and divesting marginal assets. Eni intends to develop its LNG business also through the purchase of interests in liquefaction plants in order to better exploit its natural gas reserves in North and West Africa.

In exploration activities Eni intends to renew its portfolio of properties focusing on such areas where management believes a high mineral potential exists, assets in areas where its presence is already established (in particular Egypt, Nigeria, the United States, Italy and Norway) and to start exploration in newly acquired areas (in particular Alaska, Libya and India).

Eni plans to improve its performance by searching for operating solutions with lower operating costs and synergies.

Oil and Natural Gas Reserves

Eni continues to exercise rigorous control over the booking of proved reserves. The Reserve Department of the Exploration & Production segment, reporting directly to the General Manager, is entrusted with the task of keeping reserve classification criteria ("criteria") constantly updated and of monitoring their periodic process of estimate. The criteria follow Regulation S-X rule 4-10 of the Securities and Exchange Commission (SEC) as well as, on specific issues not regulated by rules, the consolidated practice recognized by qualified reference institutions. The current criteria applied by Eni have been examined by DeGolyer and MacNaughton (D&M), an independent oil engineers company, which confirmed that they are compliant with the SEC rules. D&M also stated that the criteria regulate situations for which the SEC rules are less precise, providing a reasonable interpretation in line with the generally accepted practices in international markets. Eni estimates its proved reserves on the basis of the mentioned criteria also when it participates in exploration and production activities operated by other entities.

Beginning in 1991 Eni has requested qualified independent petroleum engineering companies to carry out an independent evaluation2 of its proved reserves on a rotation basis. In particular in 2005 a total of 1.64 BBOE of proved reserves, or about 24% of Eni’s total proved reserves at December 31, 2005, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as they did in past years. In the 2003-2005 three year period independent evaluations concerned 84% of Eni’s total proved reserves; in particular evaluations concerned all the new development projects, including Kashagan, and most large-sized mature fields.

Eni’s proved reserves of oil and natural gas at December 31, 2005 totalled 6,837 mmBOE (oil and condensates 3,773 mmBBL; natural gas 17,591 BCF) representing a decrease of 381 mmBOE, or 5.3%, from December 31, 2004. The reserve replacement ratio was 40% in 2005; the average reserve replacement ratio for the last three years was 89%. The average reserve life index is 10.8 years (12.1 at December 31, 2004). The reserve replacement ratio was calculated dividing additions to proved reserves for year 2005 by total production, each as derived from the tables of changes in proved reserves prepared in accordance with SFAS No. 69 presented in Note 35 to the Consolidated Financial Statements. Management considers the reserve replacement ratio to be a key measure of the ability of the company to sustain its growth prospects. However, the ratio measures past performance and cannot be used to forecast the ability of management to replace produced reserve in future years.

Addition to proved reserves booked in 2005 were 253 mmBOE derived from : (i) extensions and discoveries (156 mmBOE), in particular in Nigeria, Norway, Kazakhstan and Algeria; (ii) revisions of previous estimates (down 98 mmBOE) related to lower entitlement in certain Production Sharing Agreements (PSAs)3 and buy-back contracts due to higher oil prices recorded mainly in Kazakhstan, Angola and Libya; (iii) improved recovery (89 mmBOE), in particular in Algeria, Angola and Kazakhstan; and (iv) purchase of proved property (106 mmBOE) in Kazakhstan, Australia, Italy and Angola. The increase offset in part the decline related to production for the year (634 mmBOE). Due to risks inherent in the exploration and production business, a degree of uncertainty still exists as to whether these additions will actually be produced. See "Item 3 – Risks associated with exploration and production of oil and natural gas and – Uncertainties in estimates of oil and natural gas reserves.

Proved developed reserves at December 31, 2005 amounted to 4,306 mmBOE (2,350 mmBBL of oil and condensates and 11,229 BCF of natural gas), representing 63% of total estimated proved reserves (60% and 58% at December 31, 2004 and 2003, respectively).

Proved reserves of oil and natural gas applicable to long-term supply agreements with foreign governments in mineral assets where Eni is operator represented approximately 11% of all proved reserves at December 31, 2005 (10% at December 31, 2004; 8% at December 31, 2003).

With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the service contract governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA which replaced Eni Dación BV, Eni’s wholly-owned subsidiary that had been operating the field until that date.

Eni believes that it is entitled to a market value compensation for the expropriation of the Dación field. On these basis, Eni is available to reach an agreement with the Venezuelan authorities. In case an amicable settlement is not possible, Eni will take any other action in order to protect its interest in Venezuela. Based on internal and external independent evaluation, Eni is confident that a fair market compensation will not be lower than the book value of the Dación related assets. Accordingly, management decided not to impair the book value of Eni’s Dación assets. In 2005 and in the first quarter 2006, the Dación field production rate was about 60 KBBL/d. Management expects Eni’s proved reserves of hydrocarbons to be reduced by an amount of approximately 175 mmBBL corresponding to Eni’s net proved reserves of the Dación field as of December 31, 2005 as a consequence of the loss of Eni’s title to the field.

The table below sets forth a geographical breakdown of Eni’s proved reserves and proved developed reserves of hydrocarbons, on a barrel of oil equivalent basis, for the periods indicated.

Proved reserves

Eni’s proved reserves of hydrocarbons by geographic area

Year ended December 31,

2001	2002	2003	2004	2005

(mmBOE)
Italy	1,315	1,199	996	890	868
North Africa	2,122	2,033	2,024	2,117	2,026
West Africa	1,136	1,287	1,324	1,357	1,279
North Sea	879	825	912	807	758
Rest of the World	1,477	1,686	2,016	2,047	1,865
Total consolidated subsidiaries	6,929	7,030	7,272	7,218	6,796
Unconsolidated entities					41
	6,929	7,030	7,272	7,218	6,837

Eni’s proved reserves of oil by geographic area

Year ended December 31,

2001	2002	2003	2004	2005

(mmBBL)
Italy	309	255	252	225	228
North Africa	1,171	1,072	1,080	993	961
West Africa	976	1,022	1,038	1,056	936
North Sea	552	498	529	450	433
Rest of the World	940	936	1,239	1,284	1,190
Total consolidated subsidiaries	3,948	3,783	4,138	4,008	3,748
Unconsolidated entities					25
	3,948	3,783	4,138	4,008	3,773

Eni’s proved reserves of natural gas by geographic area

Year ended December 31,

2001	2002	2003	2004	2005

(BCF)
Italy	5,640	5,295	4,166	3,818	3,676
North Africa	5,509	5,563	5,467	6,453	6,117
West Africa	925	1,533	1,656	1,729	1,965
North Sea	1,892	1,899	2,223	2,051	1,864
Rest of the World	3,106	4,339	4,496	4,384	3,879
Total consolidated subsidiaries	17,072	18,629	18,008	18,435	17,501
Unconsolidated entities					90
	17,072	18,629	18,008	18,435	17,591

Eni’s proved developed reserves of hydrocarbons by geographic area

Year ended December 31,

2001	2002	2003	2004	2005

(mmBOE)
Italy	825	774	702	671	620
North Africa	875	797	806	961	1,230
West Africa	640	703	710	749	793
North Sea	773	724	822	707	611
Rest of the World	654	705	1,190	1,212	1,021
Total consolidated subsidiaries	3,767	3,703	4,230	4,300	4,275
Unconsolidated entities					31
	3,767	3,703	4,230	4,300	4,306

Eni’s proved developed reserves of oil by geographic area

Year ended December 31,

2001	2002	2003	2004	2005

(mmBBL)
Italy	171	168	173	174	149
North Africa	685	610	640	655	697
West Africa	539	554	560	588	568
North Sea	476	426	464	386	353
Rest of the World	443	483	610	668	564
Total consolidated subsidiaries	2,314	2,241	2,447	2,471	2,331
Unconsolidated entities					19
	2,314	2,241	2,447	2,471	2,350

Eni’s proved developed reserves of natural gas by geographic area

Year ended December 31,

2001	2002	2003	2004	2005

(BCF)
Italy	3,665	3,397	2,966	2,850	2,704
North Africa	1,103	1,084	962	1,760	3,060
West Africa	584	863	866	924	1,289
North Sea	1,721	1,727	2,075	1,845	1,484
Rest of the World	1,221	1,283	3,355	3,122	2,622
Total consolidated subsidiaries	8,294	8,354	10,224	10,501	11,159
Unconsolidated entities					70
	8,294	8,354	10,224	10,501	11,229

Mineral Right Portfolio and Exploration Activity

As of December 31, 2005, Eni’s portfolio of mineral rights consisted of 1,0414 exclusive or shared rights for exploration and development in 34 countries on five continents, for a total net acreage of 266,0025 square kilometers (234,180 at December 31, 2004). Of these, 55,098 square kilometers concerned production and development (41,997 at December 31, 2004). Outside Italy net acreage increased by 41,403 square kilometers due to the acquisition of assets after international bid procedures in Libya, Egypt, India, Pakistan, Angola, Algeria, the United States and Ireland and purchases of mineral assets in Nigeria, Alaska and Australia. These increases were offset in part by releases in Italy, Brazil, Congo, Morocco and Tunisia and divestments of assets in the British section of the North Sea. In Italy net acreage declined by 9,582 square kilometers due to releases.

A total of 52 new exploratory wells were drilled (21.85 of which represented Eni’s share on the basis of its working interest in relevant properties), as compared to 66 exploratory wells completed in 2004 (29.5 of which represented Eni’s share). Overall success rate was 39.3% in 2005, as compared to 52.1% in 2004; the success rate of Eni’s share of exploratory wells was 47.4% in 2005, as compared to 57.3% in 2004.

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

In 2005 oil and natural gas production available for sale averaged 1,693 KBOE/d (oil and condensates 1,111 KBBL/d; natural gas 3,344 mmCF/d) increasing by 107 KBOE/d compared to 2004, up 6.7%, due to: (i) production increases registered mainly in Libya, Angola, Iran, Algeria, Egypt and Kazakhstan; and (ii) the start-up of fields in Angola and Libya. These increases were partly offset by: (i) an estimated 32 KBOE adverse entitlement impact in PSAs and buy-back contracts related to higher international oil prices; (ii) declines in mature fields mainly in Italy and the United Kingdom; and (iii) the effect of the divestment of proved property carried out in 2004 (16 KBOE) and of hurricanes in the Gulf of Mexico (10 KBOE). The share of production outside Italy was 85% (82.6% in 2004).

Production of oil and condensates (1,111 KBBL/d) increased by 77 KBBL/d compared to 2004, up 7.4%, due to increases registered in: (i) Angola, due to full production of the Hungo and Chocalho fields within phase A of the development of the Kizomba area in Block 15 and the start-up of the Kissanje and Dikanza fields within phase B of the same project in Block 15 (Eni’s interest 20%) and the start-up of the Sanha-Bomboco fields in area B of Block 0 (Eni’s interest 9.8%); (ii) Libya, due to full production at the Wafa field and the start-up of the Bahr Essalam field (Eni’s interest 50%); (iii) Iran, due to full production at the South Pars field Phases 4-5 (Eni operator with a 60% interest) and production increases at the Dorood (Eni’s interest 45%) and Darquain fields (Eni operator with a 60% interest); (iv) Algeria, due to full production at the Rod and satellite fields (Eni operator with a 63.96% interest); (v) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest) due to increased exports from Novorossiysk terminal on the Russian coast of the Black Sea; and (vi) Italy, due to increased production in Val d’Agri resulting from full production of the fourth treatment train of the oil center. These increases were partly offset by declines of mature fields, in particular in the United Kingdom, and by the effect of the divestment of assets carried out in 2004.

Production of natural gas available for sale (3,344 mmCF/d) increased by 173 mmCF/d compared to 2004, up 5.5%, due to increases registered in: (i) Libya, due to full production at the Wafa field and the start-up of the Bahr Essalam field (Eni’s interest 50%); (ii) Egypt, due to the start-up of the Barboni field and the Temsah 4 platform in the offshore of the Nile Delta; and (iii) Kazakhstan and Pakistan. These increases were partly offset by declines of mature fields, in particular in Italy, the effect of the divestment of assets effected in 2004 and of the hurricanes in the Gulf of Mexico.

Hydrocarbon production sold totalled 614.9 mmBOE. About 68% of oil and condensate production sold (402.6 mmBBL) was delivered to Eni’s Refining & Marketing segment (70% in 2004). About 44% of natural gas production sold (1,219 BCF) was delivered to Eni’s Gas & Power segment (40% in 2004).

The tables below set forth Eni’s production of oil and condensates and natural gas for the periods indicated.

Year ended December 31,

2001	2002	2003	2004	2005

(KBBL/d)
Production of oil and condensates (1) (2)
Italy	69	86	84	80	86
North Africa	228	252	250	261	308
West Africa	219	222	236	285	310
North Sea	204	213	235	203	179
Rest of the World	137	148	176	205	228
Total	857	921	981	1,034	1,111

Year ended December 31,

2001	2002	2003	2004	2005

(mmCF/d)
Natural gas production available for sale (1) (2) (3)
Italy	1,313	1,260	1,181	1,067	972
North Africa	497	560	559	619	900
West Africa	82	87	128	143	151
North Sea	450	516	596	560	563
Rest of the World	485	592	710	782	758
Total	2,827	3,015	3,174	3,171	3,344

(1)	Production information set forth above differs from production as reported in the reserve tables in Note 35 to the Consolidated Financial Statements - Supplemental oil and gas information (unaudited), because yearly production presented in such reserve tables is based on estimates made in November of each year and the information above sets forth actual production during the year. Furthermore, Eni’s production of natural gas reported in such reserve tables includes, in addition to sold production, production volumes of natural gas consumed in operations. Natural gas produced and reinjected into storage fields in Italy remains part of Eni’s proved reserves for each period.
(2)	Data includes Eni’ share of production of affiliates and joint ventures accounted for under the equity or cost method of accounting.
(3)	Natural gas production volumes consumed in operations are excluded. The effect was 94, 132, 151, 220 and 250 mmCF/d in 2001, 2002, 2003, 2004 and 2005, respectively.

Volumes of oil and natural gas purchased under long term supply contracts with foreign governments or similar authorities in properties where Eni acts as producer totalled 20.5 KBOE/d and 2.9 KBOE/d in 2005 and 2004, respectively (2003 amounts were immaterial).

The table below sets forth certain information and operating data regarding Eni’s principal oil and natural gas interests for the year ended December 31, 2005.

Principal oil and natural gas interests at December 31, 2005

Commencement of operations	Number of interests	Gross exploration and development acreage (1)	Net exploration and development acreage (1)	Net development acreage (1)	Type of fields	Number of producing fields	Number of other fields

Italy	1926	180	31,048	24,053	12,700	Onshore/Offshore	83	79

North Africa
Algeria	1981	37	14,352	3,792	860	Onshore/Offshore	23	15
Egypt	1954	56	34,918	22,644	4,180	Onshore/Offshore	35	28
Libya	1959	15	44,955	37,703	15,466	Onshore/Offshore	11	7
Tunisia	1961	11	6,464	2,317	1,601	Onshore/Offshore	9	6
		119	100,689	66,456	22,107		78	56
West Africa
Angola	1980	53	15,234	2,310	715	Offshore	36	32
Congo	1968	20	9,855	4,224	880	Offshore	16	8
Nigeria	1962	49	46,075	8,922	6,539	Onshore/Offshore	119	69
		122	71,164	15,456	8,134		171	109
North Sea
Norway	1965	51	26,601	8,814	128	Offshore	14	13
The United Kingdom	1964	84	6,504	1,506	652	Offshore	29	15
		135	33,105	10,320	780		43	28
Rest of World
Australia	2001	15	31,948	22,349	3,299	Offshore	2	1
Brazil	1999	2	2,203	2,057		Offshore
China	1983	4	866	181	103	Offshore	8	4
Croatia	1996	3	6,056	3,029	988	Offshore	2	6
Ecuador	1988	1	2,000	2,000	2,000	Onshore	1	1
India	2005	2	14,445	5,698		Onshore/Offshore
Indonesia	2001	12	31,419	15,859	984	Onshore/Offshore	7	8
Iran	1957	4	1,456	820	820	Onshore/Offshore	4
Kazakhstan	1995	6	4,934	959	488	Onshore/Offshore	1	5
Pakistan	2000	14	21,876	11,692	615	Onshore/Offshore	6	1
Saudi Arabia	2004	1	51,687	25,844		Onshore
Trinidad & Tobago	1970	1	382	66	66	Offshore	3	2
The United States	1968	389	7,890	3,569	389	Onshore/Offshore	17	8
Venezuela	1998	4	1,701	867	511	Onshore/Offshore	5	2
		458	178,863	94,990	10,263		56	38
Other		9	6,276	1,279	1,114	Offshore		1
Other countries with only exploration activity		18	89,056	53,448		Onshore/Offshore
Outside Italy		861	479,153	241,949	42,398		348	232
Total		1,041	510,201	266,002	55,098		431	311

(1)	Square kilometers.

Eni’s principal regions of operations are described below. In the discussion that follows references to hydrocarbon production are to be intended to be hydrocarbon production available for sale.

Italy

In 2005, Eni’s hydrocarbon production in Italy totalled 256 KBOE/d and represented 15% of Eni’s total production. Eni’s exploration and development interests in Italy are concentrated in the Adriatic Sea, the Central Southern Apennines, Sicily and the Sicilian offshore and the Po Valley. Natural gas production available for sale averaged 972 mmCF/d and represented approximately 67% of Eni’s hydrocarbon production in Italy. Eni’s principal natural gas fields are located in the Adriatic Sea (Barbara, Angela/Angelina, Porto Garibaldi/Agostino, Cervia/Arianna, Porto Corsini, Regina and Bonaccia, which collectively accounted for 50% of Eni’s natural gas production in Italy in 2005) and in the Ionian Sea (Luna, which accounted for 9.2%).

Production of oil in Italy averaged 86 KBBL/d. Eni’s three major oil fields, Val d’Agri in Southern Italy, Villafortuna in the Po Valley and Gela in Sicily, represented 82% of Eni’s total oil production in Italy in 2005. Other oil fields are Aquila in the Adriatic offshore of Southern Italy, Rospo in the Adriatic Sea, Prezioso and Vega offshore Southern Sicily, and Giaurone and Ragusa in Sicily.

Exploration activities onshore yielded positive results with the Mezzocolle 1 well (Eni’s interest 100%) containing natural gas in the Imola permit in the central Apennines, with the Longanesi 1 well containing natural gas in the Po Plain (Eni’s interest 100%) and with Argo-1 well (Eni’s interest 60%) testing an offshore gas accumulation in the Sicily Channel.

In the Val d’Agri the expected production peak of 73 KBOE/d net to Eni was reached as planned. Oil production derives from the first 19 wells drilled of the 38 foreseen by the development plan.

Production maintenance actions were performed on the offshore Annabella, Armida, Barbara, Garibaldi gas fields and the Rospo oilfield through the drilling of infilling wells and sidetrack activities, increasing production by about 75 mmCF/d.

During 2005 development activities concerned: (i) continuation of the development plan of the onshore Candela and Miglianico fields and the completion of the development of the Naide field; (ii) continuation of drilling and connection of development wells in the Val d’Agri; (iii) the optimization of producing fields by means of sidetracking and infilling (the Annabella, Armida, Barbara, Garibaldi gas fields and the Rospo oilfield); (iv) construction of an additional sealine for the optimal management of the fields connected to the Fano terminal; and (v) the beginning of the development phase of the Annamaria field.

As part of the development of onshore gas fields in Sicily the following projects are in an advanced phase: (i) in the Pizzo Tamburino field, the first well is scheduled for the second half of 2006 with expected production of approximately 6 mmCF/d; in 2007 according to the actual production of the first well a second one is expected to be drilled; (ii) in the Fiumetto field, an infilling well is expected to start production in the first half of 2007 with an expected peak flow of approximately 7 mmCF/d; and (iii) in the Samperi field, start-up is expected in the second half of 2006 peaking at approximately 7 mmCF/d.

In December 2005 Eni acquired for euro 90 million (including net financial debt transferred of euro 17 million) a 90% interest in Sarcis SpA holding onshore permits/concessions in Sicily.

North Africa

Eni’s operations in North Africa are conducted in Algeria, Egypt, Libya and Tunisia. In 2005, North Africa accounted for 27% of Eni’s total worldwide production of hydrocarbons.

Algeria Eni has been present in Algeria since 1981. In 2005, Eni’s oil production averaged 86 KBBL/d. The principal oil producing fields operated by Eni are located in the Bir Rebaa area in the South-Eastern desert and include Blocks 401a, 402a, 403, 403a and 403d (Eni’s share between 50%-100%), which accounted for approximately 52% of Eni’s production in 2005 in Algeria. Other interests held by Eni are HBN, HBNS, HBNSE and satellites (Eni’s interest 12.25%) and Ourhoud (Eni’s interest 4.59%), which in 2005 accounted for approximately 48% of Eni’s production in Algeria.

Exploration activities yielded positive results in permits P 404 in area C (Eni’s interest 25%), near the HBNE field, with the SFSW-3 appraisal well on the Sif Fatima discovery and P 403 c/e (Eni’s interest 33.33%) with the ZNNW-1 appraisal well. In both permits the presence of hydrocarbons was confirmed at a depth of about 3,000 meters.

In Block P 403a/d (Eni’s interest 50%) the NFW ROM-6 discovery well and the ROM North-1 appraisal well were drilled at a depth of about 3,400 meters and confirmed the extension of the new oil levels in the ROM field. The ROM integrated development project entails production from these new levels also through the reinjection of gas produced in the nearby BRN field, reducing gas flaring by nearly 90%. Management expects production of the ROM field to peak at 16 KBOE/d net to Eni in 2009.

The EKT, EMK, EMN and EME fields are in the development phase in block 208 (Eni’s interest 12.25%). The development plan provides for the drilling of 142 wells and the construction of a central facility for the production of stabilized oil, condensates and LNG. Management expects production of this field to commence in 2008, peaking at 13 KBOE/d net to Eni in 2010.

Egypt Eni has been present in Egypt since 1954. In 2005, Eni’s share of production in this country amounting to 207 KBOE/d accounted for 12% of Eni’s total annual hydrocarbon production.

In 2005, oil and condensate production averaged 90 KBBL/d net to Eni and came mainly from the Eni operated Belayim and Ashrafi fields in the Gulf of Suez and Melehia in the Western Desert, which covered 74% of Eni’s crude oil production in Egypt.

In 2005, natural gas production available for sale averaged 671 mmCF/d net to Eni. The main natural gas producing interests operated by Eni are concentrated in the Nile Delta: onshore the Abu Madi and el Qar’a interests and in the Mediterranean offshore, the North Port Said (former Port Fouad), Baltim, Ras el Barr and el Temsah interests. Production from these concessions covered nearly all of Eni’s natural gas production in Egypt.

Exploration yielded positive results in the following concessions: (i) Ashrafi (Eni’s interest 50%) in the Gulf of Suez with the drilling of the NFW Ashrafi 1X well that found hydrocarbons at a depth of about 1,700 meters; (ii) Belayim Land (Eni’s interest 50%) with the drilling of NFW BLSW-1 well that found gas at a depth of over 3,000 meters; (iii) Belayim Marine (Eni’s interest 50%) in the Gulf of Suez with the drilling of the BMNW-4 outpost well which allowed to report mineralized levels at a depth of about 3,000 meters. This well was linked to the existing production facilities; and (iv) North Port Said (Eni operator with a 50% interest) with the drilling of the PFM-D-1 well which found gas and condensates at a depth of about 5,000 meters.

Development activities are underway in concessions in the offshore of the Nile Delta: (i) North Port Said (Eni’s interest 50%) where the Barboni gas platform started production in May 2005 at an initial level of about 35 mmCF/d while work continued for the expansion of the el Gamil terminal where in 2005 natural gas production net to Eni increased from 388 to 459 mmCF/d; and (ii) el Temsah (Eni operator with a 25% interest) where in August 2005 gas and liquid production started at the Temsah 4 platform. In the second quarter of 2006 production of gas and condensates is expected to start from platform Temsah NW. Peak production at 41 KBOE/d net to Eni is expected in 2008.

In January 2005 the LNG production plant at Damietta was started-up. The plant (Eni’s interest 40%) has a treatment capacity of 247 BCF/y. Eni plans to supply 106 BCF/y of its natural gas production volumes in Egypt to this plant in the next 20 years. A second liquefaction train is planned to be installed at the plant with the same capacity of the first train. Eni plans to supply its production gas to this line as agreed in an intent protocol signed with the Egyptian Government in March 2005.

In January 2005 the NGL plant in Port Said was started-up. The plant (Eni’s interest 33%) has a treatment capacity of 1,095 mmCF/d of natural gas and annual production of 330,000 tonnes of propane, 280,000 tonnes of LPG and 1.2 mmBBL of condensates.

In the medium term management plans to increase Eni’s hydrocarbon production in Egypt leveraging on the development of natural gas reserves in existing areas. This increase is expected to be offset in part by production decline of certain mature oil fields.

Libya Eni started operations in Libya in 1959. In 2005, Eni’ s share of production in this country amounting to 158 KBOE/d accounted for approximately 9% of Eni’s total annual hydrocarbon production.

In 2005 Eni’s hydrocarbon production averaged 158 KBOE/d, of which 76% was oil. The main oil, condensates and gas fields operated by Eni are Wafa onshore in permit NC-169 A and Bahr Essalam located in the NC-41 permit in the Mediterranean offshore north of Tripoli started up in September 2004 and August 2005, respectively, as part of the Western Libyan Gas Project (Eni’s interest 50%). Production from the two fields is treated at the Mellitah plant under completion on the Libyan coast. Natural gas is carried to Italy through the underwater Greenstream pipeline. In 2005 the two fields produced 74 KBOE/d. Total peak production at 128 KBOE/d net to Eni is expected in 2006. When fully operational in 2006 the gasline is expected to transport and export to Italy a total volume of 283 BCF/y (141 BCF/y net to Eni). This volume will be entirely sold to third parties on the Italian natural gas market under long term contracts. In addition 71 BCF/y are expected to be sold on the Libyan market. In 2005, volumes transported to Italy through this gasline amounted to approximately to 163 BCF for the year.

Other significant fields are: (i) Bu-Attifel (Eni’s interest 50%) onshore in the central-eastern desert and Bouri (Eni’s interest 30%) in the Mediterranean offshore facing Tripoli which accounted for 43% of Eni’s production in Libya in 2005; and (ii) Elephant in the NC-174 onshore permit in the south-western desert (Eni’s interest 23.33%) which in 2005 produced 9 KBBL/d net to Eni.

In October 2005 following an international bid procedure Eni obtained an exploration license as operator of four onshore blocks with a total acreage of 18,220 square kilometers, located in the Murzuk basin (161/1, 161/2&4, 176/3) and in the Kufra area (186/1, 2, 3, 4).

Exploration yielded positive results in offshore block NC-41 (Eni operator with a 50% interest) with the drilling of well NFW T1-NC41 which found oil and gas at a depth of 2,770 meters and yielded 4.6 KBBL/d of crude oil and 13 mmCF/d of gas in test production.

In the NC-174 permit (Eni’s interest 23.33%) about 800 kilometers south of Tripoli the development of the Elephant oil field continued. In October 2005 the new 725-kilometer long pipeline linking it to the Mellitah plant started operations. The upgrading of the Mellitah plant will be completed in the first half of 2006. Management expects production of this field to peak at 150 KBBL/d (35 KBBL/d net to Eni) in the second half of 2006.

In the medium term, management expects to increase significantly Eni’s production in Libya from the 158 KBOE/d level of 2005 benefiting from the expected achievement of full production at the Western Libya Gas Project and at Elephant fields.

West Africa

Eni’s operations in West Africa are conducted in Angola, Congo and Nigeria. In 2005, West Africa accounted for 20% of Eni’s total worldwide production of hydrocarbons.

Angola Eni has been present in Angola since 1980. In 2005 Eni’s oil production averaged 122 KBBL/d and accounted for 11% of Eni’s total annual oil production.

Eni’s main oil producing fields are located in Block 0 in Cabinda (Eni’s interest 9.8%), Block 14 (Eni’s interest 20%) and Block 15 (Eni’s interest 20%).

The main oil fields in Block 0 are Takula, Nemba and Malongo. In the first half of 2005 production started at the North Sanha/Bomboco oil, condensate and LPG offshore fields. LPG is produced through an FPSO (Floating Production Storage Offloading) unit, the largest in its class in the world. At Sanha a complex for the reinjection of gas into the fields has been built aiming at reducing gas flaring by 50%. In 2005 production from this block (38 KBBL/d) accounted for approximately 31% of Eni’s production in Angola. Peak production of oil, condensate and LPG is expected at 100 KBBL/d (10 KBBL/d net to Eni) in 2007. The main field in the deep waters of Block 14 is Kuito which in 2005 produced approximately 58 KBBL/d (10 KBBL/d net to Eni).

In Block 15 the Hungo and Chocalho fields started-up in August 2004, and the Kissanje and Dikanza fields, started-up in July 2005 within phase A and B of the development of the Kizomba area, are now in production. Both fields are developed by means of an FPSO unit. Peak production of phase B at 250 KBBL/d (47 KBBL/d net to Eni) was reached in late 2005. Peak production of phase A at 250 KBBL/d (43 KBBL/d net to Eni) is expected in 2006 and will be kept at the same level by means of additional production from marginal fields. Another relevant field in Block 15 is Xikomba. In 2005 production from Block 15 (70 KBBL/d) accounted for approximately 56% of Eni’s production in Angola. Development is underway at: (i) Mondo field with expected start up in 2007 and expected capital expenditure net to Eni amounting to approximately $360 million; and (ii) at Saxi-Batuque fields with expected start up in 2008 and expected capital expenditure net to Eni amounting to approximately $380 million.

The project is underway for the development of the Benguela, Belize, Lobito and Tomboco oilfields at a depth between 300 and 500 meters in Block 14 (Eni’s interest 20%). The project provides for the drilling of 50 wells and the installation of a compliant tower with production facilities for Benguela/Belize. The first oil was produced in January 2006. Lobito and Tomboco are planned to be developed by means of underwater completion and to be connected to the compliant tower of Benguela/Belize with start-up scheduled in the second half of 2006. Management expects production from these four fields to peak at 188 KBBL/d (32 KBBL/d net to Eni) in 2008. Total capital expenditure net to Eni is expected to amount to approximately $460 million.

Offshore exploration activities were successful in the following areas: (i) Block 0, former Cabinda (Eni’s interest 9.8%) with the NFW 70-5X well that found hydrocarbons at a depth of 2,335 meters and yielded 2 KBBL/d of crude oil and natural gas in test production; (ii) Block 14K/A-IMI (Eni’s share 10%) with the drilling of the Lianzi-2ST and Lianzi-2OH appraisal wells on the Lianzi discovery which showed the presence of natural gas and crude oil layers at a depth of more than 3,000 meters; and (iii) Block 15 (Eni’s interest 20%) with the Batuque-3 appraisal well on the Batuque discovery which confirmed the presence of hydrocarbons at a depth of about 2,000 meters.

In May 2006, Eni acquired the operatorship (Eni’s interest 35%) of a new exploration area in Block 15.

In the medium term, management expects to increase Eni’s production to approximately 200 KBBL/d benefiting from the expected achievement of full production of fields started-up in 2005 and the contribution of new development projects.

Congo Eni has been present in Congo since 1968 and its production in 2005 was 67 KBOE/d.

Eni is the second largest international oil producer, with oil fields operated by Eni accounting for 28% of Congo’s total oil production in 2005 (65 KBBL/d net to Eni). Eni’s principal oil producing interests operated in Congo are located in the offshore facing Pointe Noire: the Zatchi, Foukanda, Mwafi and Djambala fields (Eni’s interest 65%), the Loango field (Eni’s interest 50%) and the Kitina field (Eni’s interest 35.75%) operated by Eni accounted for approximately 59% of Eni’s production in Congo in 2005. Eni holds a 35% interest in the Pointe Noire Grand Fond and Pex permits.

Nigeria Eni has been present in Nigeria since 1962. In 2005, Eni’s hydrocarbon production averaged 149 KBOE/d and accounted for 9% of Eni’s hydrocarbon production.

Eni’s principal producing fields in Nigeria are located in: (i) four onshore blocks (OML 60, 61, 62 and 63) in the Niger Delta (Eni’s interest 20%), which in 2005 accounted for 35% of Eni’s production in Nigeria; (ii) the offshore OML 125 block (Eni’s interest 50.19%), where the Abo field is located which produced over 14 KBBL/d net to Eni in 2005. The development of other levels of the Abo field are expected to reach a production peak of 38 KBBL/d (15 KBBL/d net to Eni) in 2007; and (iii) the offshore OML 119 block, operated through a service contract, where the Okono and Okpoho oil fields are located, which produced 55 KBBL/d (19 KBBL/d net to Eni) in 2005.

Eni also holds a 5% interest in the 31 onshore blocks and a 12.86% interest in the 5 offshore blocks of NASE, the largest oil joint venture in the country. In 2005 production of this joint venture net to Eni accounted for about 34% of Eni’s production in Nigeria.

In November 2005 the Bonga oil field (Eni’s interest 12.5%), situated in the OML 118 permit offshore Nigeria in waters of a depth between 950 and 1,150 meters, was started up. Development is achieved by means of an FPSO vessel connected to 17 producing wells (9 already drilled). Production is expected to peak at 200 KBBL/d (23 KBBL/d net to Eni) in 2006.

In September 2005 Eni acquired as operator the OML 120 and OML 121 development licenses from Nigerian companies. The concessions, where the Oyo field was discovered, are located approximately 70 kilometers offshore the western coast of the Niger Delta in Nigeria. Two exploration wells are going to be drilled in 2006.

Exploration yielded positive results in the offshore OML 125 block (Eni operator with a 50.2% interest) with the drilling of the Abo 8 appraisal well that found oil layers at a depth of 2,142 meters and in the offshore OPL 219 block (Eni’s interest 12.5%) with the drilling of the Bolia 3X appraisal well that found oil levels at a depth of over 3,000 meters.

Eni holds a 10.4% interest in Nigeria LNG Ltd which manages the liquefaction plant located on Bonny Island with a treatment capacity of approximately 812 BCF/y of natural gas corresponding to a production of 17 million tonnes/y of LNG, along with over 2.2 million tonnes/y of LPG and 1.1 million tonnes/y of condensates on five trains. The fourth train was started up in late 2005 and the fifth in January 2006. The fourth train and the fifth train are expected to reach full production in 2007. Nigeria LNG’s partners have planned a further capacity expansion to 1,448 BCF/y, corresponding to a production of 30 million tonnes of LNG by means of the installation of two more trains (one already under construction) with start-up expected between 2007 and 2011. Eni expects its share of capital expenditure for the planned capacity expansion to amount to $1.2 billion; this expenditure is expected to be completely financed by cash generated from the plant operations.

Natural gas supplies to the plant (first six trains) will be provided under a gas supply agreement with a 20 year term from production of the NASE joint venture (Eni’s interest 5%) and of Blocks OML 60 and 61 (Eni operator with a 20% interest). When fully operational in 2008 they will supply approximately 3.5 BCF/d (0.27 BCF/d net to Eni, corresponding to approximately 47,000 BBL/d). Capital expenditure net to Eni for the development activity is expected to amount to approximately $560 million.

In April 2005, the Okpai power station (independent power plant, Eni’s interest 20%) started operations, with a generation capacity of 480 megawatt on two gas and one steam turbines. The power station is fed with gas from the nearby Kwale fields in permit OML 60 (Eni operator with a 20% interest), which will supply 71 mmCF/d of natural gas when the power station is fully operational. The project is part of Eni’s and the Nigerian government’s plan to reduce CO2 emissions in the atmosphere.

In the medium term, management expects to increase significantly Eni’s production in Nigeria to approximately 200 KBBL/d leveraging on the development of natural gas reserves, in particular in order to ensure supplies to the Bonny plant, and the contribution of fields started-up recently, as in the case of Bonga, and of new development projects.

North Sea

Eni’s operations in the North Sea area are conducted in Norway and the United Kingdom. In 2005, the North Sea accounted for 16% of Eni’s total worldwide production of hydrocarbons.

Norway Eni has been operating in Norway since 1964. In 2004 Eni’s hydrocarbon production averaged 136 KBOE/d. Eni’s principal producing interests are the Ekofisk field (Eni’s interest 12.39%) in the North Sea, and the Aasgard, Mikkel (both with a 14.9% interest) and Norne (Eni’s interest 6.9%) fields in the Norwegian Sea which together accounted for 90% of Eni’s production in Norway in 2005.

In November 2005 production started at the Kristin oil and gas field (Eni’s interest 8.25%) located in the PL134 permit in the Haltenbanken area about 200 kilometers off the coast in the Norwegian Sea. Oil production is treated on a semi-submersible platform with a capacity of 125 KBBL/d. Production is expected to peak at 218 KBOE/d (18 KBOE/d net to Eni) in 2007. In the same permit the Tofte formation discovered with the first producing well on Kristin will be developed. The synergies with the Kristin production facilities will allow a viable development of the nearby Tyrihans field (Eni’s interest 7.9%), expected to start-up in 2009, in coincidence with the expected production decline of Kristin.

In November 2005 the Svale and Stær oil fields in the PL128 permit (Eni’s interest 11.5%) were started up, exploiting synergies with the nearby Norne production facilities. Production is expected to peak at 56 KBBL/d (6 KBBL/d net to Eni) in 2006.

The exploration activities yielded positive results in the Barents Sea with the second appraisal Goliath South well on the Goliath oil and gas discovery. Management expects the Goliath South well may results in the discovery of additional hydrocarbon reserves either from the expected reservoir or from deeper layers. Goliath is located in Block PL 229 (Eni’s interest 65%).

The United Kingdom Eni has been present in the United Kingdom since 1964. In 2005 Eni’s net production of hydrocarbons averaged 141 KBOE/d.

Eni’s principal producing interests in the United Kingdom are Elgin/Franklin (Eni’s interest 21.87%), MacCulloch (Eni’s interest 40%), fields located in the Liverpool Bay (Eni’s interest 53.9%) and J-Block (Eni’s interest 33%). In 2005 these fields accounted for 77% of Eni’s production in the United Kingdom.

Exploration yielded positive results in the P/233 permit in blocks 15/25a (Eni’s interest 12%) in the central section of the North Sea with the NWF 15/25°-DD well drilled at a depth of over 2,000 meters and flowed about 4 KBBL/d of high quality oil and natural gas in test production.

Development activities concerned: (i) the start-up of the Farragon field (Eni’s interest 30%); and (ii) linkage of the gas and condensate Glenelg (Eni’s interest 8%) and West Franklin (Eni’s interest 21.87%) fields to the Elgin Franklin production platform.

In July 2005 Eni divested some exploration assets located in the central section of the North Sea as part of its strategy of asset portfolio rationalization.

In November 2005 the British government announced a draft law to increase corporate income taxes by levying a supplementary charge increase of 10 percentage points (from 10 to 20%). In the event this draft law is enacted, management estimates an adverse 1.2 percentage points impact on Eni Group’s tax rate in 2006 as compared to 2005. Approximately half of the expected increase will relate to a provision for deferred taxation. Given the expected production decline of the area for the decline of mature fields, the adverse impact of higher rates of taxes in the United Kingdom will diminish with time.

Rest of the World

In 2005, Eni’s operations in the rest of the world accounted for 21% of its total worldwide production of hydrocarbons.

In Brazil in January 2006 following an international bid procedure held in October 2005 Eni acquired the operatorship of a six year exploration license in Block BM Cal-14, covering an area of about 745 square kilometers in the deep waters of the Camamu-Almada basin, about 1,300 kilometers north of Rio de Janeiro. In March 2005 the exploration license of Block BM-C-3 (Eni’s interest 40%) was converted into an evaluation area. The test phase of the Peroba discovery well containing oil is scheduled within 2006. Exploration yielded positive results in Block BM-S-4 (Eni’s interest 100%) with the drilling of the NFW Belmonte-1A well which found natural gas at a depth of over 5,000 meters. The relevant authorities allowed a third exploration period for this block which will last two years and provides for the drilling of one well.

In China offshore exploration activity yielded positive results in Block 16/19 (Eni’s interest 33%) in the South China Sea about 180 kilometers south east of Hong Kong with the drilling of the HZ25-4-1 well (Eni’s interest 100%), which found hydrocarbons at a depth between 2,200 and 3,800 meters and flowed about 5 KBBL/d of oil in test production. The HZ25-4 field will be started up by means of the production facilities existing in the area. In Block 16/19 the HZ25-3-2 appraisal well confirmed the extension of the reserves of the HZ25-3 oil field.

In India in July 2005, Eni was awarded the right to conduct exploration activities as operator in Blocks 8 and D-6, following an international bid tender. Block 8 (Eni’s interest 34%) is located onshore in Rajasthan in the northwest of India, and extends for 1,335 square kilometers. Block D-6 (Eni’s interest 40%) is located deep water in the Indian Ocean, some 130 kilometers east of the Andaman Islands, and covers an area of 13,110 square kilometers. This contract marks the beginning of Eni’s upstream activities in India. In September 2005 Eni and the Indian Oil & Natural Gas Corporation signed a memorandum of understanding establishing mutual cooperation between the companies aimed at finding new exploration and production opportunities. In particular, the companies will exchange information on a range of deep offshore exploration projects in India and in other countries, with an option to exchange equity interests in selected upstream and midstream projects.

In Mozambique in March 2006, following an international bid tender, Eni obtained the exploration license for Area 4, located in the deep offshore of the Rovuma Basin 2,000 kilometers north of Maputo. The block covers an area of 17,646 square kilometers in an unexplored geological basin with great mineral potential according to surveys performed.

In Turkey in September 2005 an agreement has been reached with the Turkish Group Calik concerning feasibility study for the realization of a new oil pipeline from the Black Sea Turkish coast east of Samsun (Unye) to Ceyhan, on the Turkish Mediterranean coast. The new oil transportation infrastructure will include: (i) a new loading terminal in Samsun; (ii) a 550-kilometer long pipeline with design capacity of 1.5 million barrels of oil per day; and (iii) oil storage facilities to be built in the existing terminal in Ceyhan. The construction of a pipeline represents a faster, environmentally safer and more economic alternative to the transportation of oil by ship through the Turkish Straits of the Bosphorus and Dardanelles.

Australia Eni has been present in Australia since 2000. In 2005 Eni’s hydrocarbon production averaged 21 KBOE/d mainly of oil.

Eni is operator with a 65% interest of the offshore Woollybutt oil field, which in 2005 accounted for 51% of Eni’s production in Australia.

Eni holds a 12.04% interest in the liquids and gas Bayu Undan field where liquid production was started-up in 2004. Production of natural gas currently under development will be treated at the Darwin liquefaction plant which has a capacity of 3.5 million tonnes/y. In January 2006 the first shipment of LNG was made to the Japanese market. A production peak of 160 KBOE/d from this field (18 KBOE/d net to Eni) is expected in 2008.

Offshore exploration was successful in: (i) Block AC/P-21 (Eni’s interest 40%) with the NFW Vesta-1 well that located oil and gas at a depth of over 3,300 meters; (ii) Block WA-25-L (Eni’s interest 65%) with the Woollybutt-4 appraisal well which confirmed the presence of oil in the western extension of Wollybutt-3 at a depth of over 2,000 meters; and (iii) Block WA-208 P (Eni’s interest 18.66%) with the NFW Hurricane-1 well that identified natural gas at a depth of over 3,000 meters.

In December 2005 Eni purchased further interests and reached 100% in permits WA 279-P and WA 313-P in the Bonaparte offshore basin off the northern coast of Australia where the Blacktip and Penguin fields are located. Total capital expenditure net to Eni is expected to amount to approximately $325 million. In the same basin Eni purchased a 39% interest in the WA 34-R permit where the Rubicon and Prometeus fields are located.

In December 2005 Eni signed Heads of Agreement with the Darwin Power and Water Utility Company for the supply of a total amount of 20 BCM of natural gas from the Blacktip field for a 25 year period starting in January 2009.

Croatia Eni, through a 50/50 joint venture with INA, the national Croatian company, operates the Ivana natural gas field, located 40 kilometers West of Pola in the Adriatic offshore in approximately 40 meter deep waters. The field is operated through a main production platform, called Ivana A, and three satellite platforms, Ivana B, D and E.

As part of the development plan of the natural gas discoveries in the area between the end of 2005 and the beginning of 2006 the Ika, Ida, Ivana C and K fields were started up. Production from these fields is sent to the Ivana K platform and from this platform through a 57-kilometer long pipeline to the Garibaldi K platform. A 43-kilometer long pipeline is under construction to reach the Croatian coast near Pula. Two fields, Katarina and Annamaria, are under development and are expected to start-up in late 2006 and early 2009, respectively.

In the medium term, management expects to increase Eni’s production to approximately 7 KBOE/d benefiting from the full production of the new fields.

Indonesia Eni has been present in Indonesia since 2000. In 2005 hydrocarbon production net to Eni averaged 22 KBOE/d. Eni’s producing interests are located in the onshore area in East Kalimantan (Borneo) regulated by the Sanga Sanga PSA (Eni’s interest 37.81%) operated by Virginia Indonesia Co, in which Eni holds a 50% interest. This area produces mainly natural gas (about 80%). This gas is treated at the Bontang liquefaction plant, the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets.

Offshore exploration activity yielded positive results in the Bukat block (Eni operator with a 41.25% interest) in the Tarakan basin offshore Borneo with the drilling of appraisal wells on the Aster oil discovery made in 2004. The Aster 2 and 3 wells confirmed the presence of additional reserves of high quality hydrocarbons and the exploration potential of the basin. In 2006 and 2007 further appraisal activities are scheduled in order to reach a definition of the field’s development plan.

Iran Eni has been present in Iran since 1957. In 2005 liquid production net to Eni averaged 35 KBBL/d. The main producing oil fields operated by Eni under buy-back contracts are: (i) South Pars phases 4 and 5 (Eni operator with a 60% interest, the remaining 40% interest being held by Iranian partners) in the offshore of the Persian Gulf. These phases were started up in 2004. At the beginning of 2005 the gas treatment plant as part of the development project of the field was completed. In 2005, production of gas reached a rate equivalent to the 706 BCF/y production plateau; the field produced also one million tonnes/y of propane and butane and 108 KBBL/d of condensates (33 KBBL/d of condensates net to Eni) through separation from natural gas. Eni’s share of condensates is destined to cover development costs incurred by Eni and to remunerate capital employed by Eni; and (ii) the Darquain oil field (Eni operator with a 60% interest, the remaining 40% interest being held by Iranian partners) located onshore approximately 50 kilometers north-east of Abadan. On this field the second development phase is underway and aims at increasing production from the present 50 KBBL/d to over 160 KBBL/d (14 KBBL/d net to Eni) through the increase of the existing treatment capacity, the drilling of new producing wells and the injection of gas. These two fields account for 85% of Eni’s production in Iran.

Eni also holds interests in the Dorood (45%) and Balal (45%) oil fields in the offshore of the Persian Gulf located respectively near the Kharg island and about 100 kilometers south-west of the Lavan island. The development of Dorood is expected to be completed at the end of 2006 with a peak production of 50 KBBL/d.

Kazakhstan Eni has been present in Kazakhstan since 1992. Eni is co-operator with British Gas with a 32.5% interest of the Karachaganak oil, gas and condensate field. In 2005 production from this field (net to Eni) averaged 64 KBBL/d of liquids and 207 mmCF/d of natural gas. Most of the liquids produced are exported to Western markets through the Caspian Pipeline Consortium pipeline (Eni’s interest 2%). This pipeline is connected to the Novorossiysk terminal on the Russian coast of the Black Sea. In 2005 exports amounted to 42.5 KBBL/d net to Eni, corresponding to 41.7% of oil and gas produced by the field net to Eni. The rest of liquid production is exported and sold, as unstabilized condensates, on the Russian and Kazakh markets. The development plan of the field provides for the production of additional liquid and gas reserves by means of a gas treatment plant and the drilling of production wells.

As part of the North Caspian Sea PSA, where the Kashagan field is located, on March 31, 2005 Eni (operator) and the other members of the consortium, except for one, purchased British Gas’s interest (16.67%) in proportional shares, according to the option exercised in May 2003, and sold half of this newly acquired interest to the national Kazakh company Kazmunaygaz (KMG), a new partner in the PSA with an 8.335% interest. Following these two transactions (the sale to KMG was closed in May 2005), Eni increased its interest from 16.67% to 18.52% and continues acting as operator. The outlay for this transaction amounted to $200 million. The development plan of the Kashagan field, presented at the end of 2002 and approved in February 2004, mainly foresees: (i) production start-up in 2008 at an initial level of 75 KBBL/d. Management plans production level to increase to 450 KBBL/d at the end of the first phase of development and to reach a plateau of 1.2 mmBBL/d at the end of the field development; (ii) total capital expenditure estimated at $29 billion ($5.4 billion being Eni’s share). Such capital expenditure plan is currently under revision in order to take into account depreciation of the U.S. dollar versus the euro and the rising trends in the costs of certain production factors (such as materials and oilfield services). The above mentioned amount does not include the capital expenditure for the construction of the infrastructure for exporting production to international markets, for which various, options are under scrutiny by the consortium. These include: (i) the use of existing infrastructure, such as the Caspian Pipeline Consortium pipeline and the Atyrau-Samara pipeline; and (ii) the laying of a pipeline connecting the Bolashak production center with the Baku-Tbilisi-Cehyan pipeline (BTC, Eni’s interest 5%). This new system includes the laying of a 750-kilometer long pipeline with a 42 inch diameter from Bolashak to Kuryk and a reception terminal on the other side of the Caspian Sea near the starting point of the BTC pipeline.

At December 31, 2005, the total amount of contracts awarded for the development of the field was over $8.8 billion for the completion of the first phase of the field’s development plan (Tranches 1 and 2) which includes the drilling of development wells, the construction of infrastructure and facilities for offshore production (drilling, treatment and reinjection of sour gas for maximizing the oil yield) and onshore treatment plants. The most advanced techniques are going to be applied in the construction of the planned infrastructure and facilities in order to cope with high pressures in the field and the presence of hydrogen sulphide.

In the medium term, management expects to increase Eni’s production in Kazakhstan from the current level of 100 KBOE/d leveraging on the development of natural gas reserves at Karachaganak and the start-up of Kashagan.

Pakistan Eni has been present in Pakistan since 2000. In 2005 production net to Eni averaged 48 KBOE/d, mainly of natural gas. The main natural gas producing fields operated by Eni are Bhit (Eni’s interest 40%) and Kadanwari (Eni’s interest 18.42%), which in 2005 accounted for 43% of Eni’s production in Pakistan. Eni also holds interests in the Sawan (23.68%), Zamzama (17.75%) and Miano (15.16%) fields. In the first quarter of 2005 the Rehmat field (Eni’s interest 30%) was started-up.

Eni is operator in the Gorakh permit (Eni’s interest 92.5%) in Kirthar Foldbet area and holds an interest in other permits in the Middle Indus Basin.

Eni purchased the Indus M and Indus N exploration permits in the offshore of the Indus Delta with a total area of 5,000 square kilometers. In February 2006 Eni purchased the permits Rajar, Mithi, Thar and Umarkot in the East Sindh area.

United States Eni has been present in the United States since 1966 and holds various mineral interests in the Gulf of Mexico and Alaska. In 2005 Eni’s hydrocarbon production averaged 33 KBOE/d and was obtained in the Gulf of Mexico. The main producing fields operated by Eni are Allegheny (Eni’s interest 100%) and King Kong (Eni’s interest 50%). Another relevant field is Medusa (Eni’s interest 25%). These fields accounted for 71% of Eni’s production in 2005.

In May 2005 the K2 oil field (Eni operator of the development phase with an 18.17% interest) was started-up. The field’s development includes two additional subsea wells linked to the nearby Marco Polo platform, operated by a partner. A peak production of 38 KBOE/d (7 KBOE/d net to Eni) is expected in 2007.

Eni purchased 22 exploration blocks in the Gulf of Mexico following its participation to the 194 (March 2005) and 196 (August 2005) Lease Sale.

In Alaska in August 2005, Eni purchased from the U.S. independent company Armstrong Oil & Gas 104 exploration blocks onshore in the North Slope and offshore in the Beaufort Sea. The blocks, with a total acreage of 1,409 (1,111 net to Eni) square kilometers, include two fields in the pre-development phase holding estimated 170 mmBBL of oil of reserves.

Production for 2005 was adversely impacted by shutdowns of certain facilities as a consequence of the hurricane season. Management expects residual hurricane-related impact in 2006. See the paragraph "Production" above and "Item 5 – Recent Developments".

Venezuela Eni has been present in Venezuela since 1998. In 2005 daily production averaged 61 KBBL/d net to Eni and came from the Dación oil field. See the paragraph "Oil and natural gas reserves" above.

The development of the Corocoro oil field (Eni’s interest 26%) in the West Paria Gulf is in progress. The plan provides for a phased development depending on the results from wells and reaction of the field to water and gas reinjection. Production is expected to start in 2008 with a peak of about 70 KBBL/d (17 KBBL/d net to Eni) in 2009.

In January 2006, following an international bid, Eni was awarded the Cardon IV Block exploration license in joint venture with another international oil company in the Gulf of Venezuela.

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

In 2005 Stogit increased the share of storage capacity used by third parties up to 56% (53% in 2004). From the beginning of its operations Stogit markedly increased the number of customers served and the share of revenues from third parties: from a nearly negligible amount, the latter accounted for 44% of total revenues in 2005.

Storage	2002	2003	2004	2005

Available capacity:
- modulation and mineral	(BCM)	7.1	7.1	7.5	7.5
. share utilized by Eni	(%)	66	53	47	44
- strategic	(BCM)	5.1	5.1	5.1	5.1
Total customers	(No.)	20	30	39	44
. modulation and upstream storage customers	(No.)	14	24	29	35

Gas & Power

Eni is engaged in the business of natural gas supply, transport and sale mainly in Italy and in the rest of Europe. Eni is also engaged in the business of electricity generation, which is conducted in Italy.

Eni plans to grow natural gas sales in the rest of Europe and to develop its presence in the LNG business in order to compensate for lower growth opportunities on the domestic market due to the limits imposed on operators by the sector regulation and increasingly intense competition. In Italy, Eni plans to comply with regulatory limits on direct sales and input volumes to the national transport network through an optimal allocation of supplies between direct sales in Italy and in the rest of Europe and by using natural gas at its own electricity generation plants and, at the same time, leveraging on the expected consumption growth. In the medium term, management expects natural gas sales in Italy to decline from the 58 BCM level recorded in 2005 as a consequence of increasing competition from third parties. Eni plans to implement a more attractive commercial offer than Eni’s competitors’ on the basis of the quality of services, pricing formulas, including different indexation schemes to suit various customer’s purchasing profile, and the integration of supply of gas and electricity. Management plans to grow natural gas sales on the European market leveraging on Eni’s availability of equity gas and a diversified portfolio of supply contracts, an extensive gas pipeline network, which allows for the supply of natural gas from several sources, and long standing relationships with producing countries. Eni intends to strengthen its presence in markets where its presence is already established – such as the Iberian Peninsula, Germany and Turkey – and to develop sales in markets with significant growth and profitability prospects (in particular France and the United Kingdom).

Eni also intends to accelerate the development of its LNG business on a global scale through the acquisition of interests in assets covering the whole LNG chain (in particular regasification terminals) and also to monetize its natural gas reserves in West and North Africa, in the Far East.

The matters regarding future natural gas demand and sales target discussed in this section and elsewhere here in are forward-looking statements that involve risks and uncertainties that could cause the actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties relating to future natural gas demand include changes in underlying economic factors, changes in regulation, population growth or shrinkage, changes in the relative mix of demand for natural gas and its principal competing fuels, and unexpected developments in the markets for natural gas and its principal competing fuels.

Demand for Natural Gas in Italy

In 2005, natural gas demand in Italy totalled 86 BCM (increasing by over 7% over 2004). In 2005, about 18% of natural gas requirements were met through domestic production (including natural gas volumes offtaken from storage), while imports covered 82%. Eni expects natural gas consumption in Italy to reach about 95 BCM in 2010, corresponding to an compound annual growth rate of about 2%.

Most of this increase is expected in electricity generation, because of the significant advantages of the use of natural gas in combined cycle plants, due to its lower investment cost, higher yields and reduced polluting emissions as compared to other fuels. Demand is expected also to increase from residential and commercial users, due to the increased use of natural gas in residential space heating, in households and services, in large tertiary firms and as vehicle fuel.

Natural Gas Purchases

In 2005, Eni’s Gas & Power segment purchased 82.56 BCM of natural gas, with a 6.47 BCM increase over 2004, up 8.5%, in line with the increase in sales and related to higher volumes purchased outside Italy (7.04 BCM), offset in part by lower production volumes supplied in Italy (0.57 BCM). Natural gas volumes supplied outside Italy (71.83 BCM) represented 87% of total supplies (85% in 2004).

Outside Italy increases concerned purchases from Libya (3.29 BCM) and from Algeria (0.72 BCM). Imports of LNG destined to Italy increased by 0.18 BCM due to the partial resumption of supplies from Sonatrach after the accident occurred in early 2004 at the Skikda liquefaction plant in Nigeria.

In 2005, a total of 0.84 BCM of natural gas were withdrawn from the storage sites of Stoccaggi Gas Italia SpA (Eni’s interest 100%) as compared to 0.93 BCM in 2004.

The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

Natural gas supplies	2001	2002	2003	2004	2005

(BCM)
Italy	14.62	12.67	12.16	11.30	10.73
Russia for Italy	19.51	18.62	18.92	20.62	21.03
Russia for Turkey			0.63	1.60	2.47
Algeria	18.39	16.35	16.53	18.86	19.58
the Netherlands	7.00	7.55	7.41	8.45	8.29
Norway	1.10	4.83	5.44	5.74	5.78
Croatia		0.31	0.65	0.35	0.43
the United Kingdom		1.48	1.98	1.76	2.28
Hungary	3.11	3.05	3.56	3.57	3.63
Libya				0.55	3.84
Algeria (LNG)	1.79	1.92	1.98	1.27	1.45
Others (LNG)		0.30	0.72	0.70	0.69
Other supplies	0.03	0.03	0.04	0.12	1.18
Others outside Europe	0.96	0.96	1.14	1.20	1.18
Outside Italy	51.89	55.40	59.00	64.79	71.83
Total supplies	66.51	68.07	71.16	76.09	82.56
Withdrawals from (inputs to) storage	0.13	(1.43)	0.84	0.93	0.84
Network losses and measurement differences	(0.92)	(0.50)	(0.61)	(0.53)	(0.78)
Available for sale	65.72	66.14	71.39	76.49	82.62

In order to meet the medium and long-term demand for natural gas, in particular of the Italian market, Eni entered into long-term purchase contracts with producing countries that currently have a residual average term of approximately 15 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.3 BCM/y of natural gas (Russia 28.5, Algeria 21.5, the Netherlands 9.8, Norway 6 and Nigeria LNG 1.5) by 2008. The average annual minimum quantity (take-or-pay) is approximately 85% of said quantities. Despite the fact that management plans to sell outside Italy the increasing volumes of natural gas available under Eni’s take-or-pay contracts, the expected development of Italian demand and supply of natural gas in the medium and long-term and the evolution of regulations in this segment represent a risk element in the management of take-or-pay contracts. See "Item 5 – Contractual Obligations".

In 2005 Eni withdrew about 3.8 BCM more than its minimum offtake obligation. See "Item 5 – Recent Developments and Management Expectations of Operations".

In 2003 Eni and Gazexport (Gazprom) signed an agreement under which Eni has the right to sell the gas it purchases from Gazexport (Gazprom) in countries other than Italy. This agreement entails the cancellation of the so called territory destination clause. Gazexport (Gazprom), in turn, can sell its gas to other Italian operators. The European Commission approved this transaction and requested Eni to assume additional obligations favoring competition, in particular: (i) Eni should make volumes of natural gas purchased from Gazexport (Gazprom) available outside Italy; and (ii) Eni shall promote the upgrading of the TAG gasline (from Austria into Italy) with deadlines consistent with the decision of third parties to build LNG terminals in Italy.

Natural Gas Sales in Italy and Europe

In 2005 natural gas sales (91.15 BCM, including own consumption and Eni’s share of sales of affiliates) increased by 7.34 BCM over 2004, up 8.8%, due mainly to higher sales in the rest of Europe (up 3.15 BCM), in the Italian market (up 2.39 BCM, or 4.8%) and natural gas supplies for power generation at EniPower’s power stations (up 1.84 BCM, or 49.7%).

In an increasingly competitive market, natural gas sales to third parties in Italy (52.47 BCM) increased by 2.39 BCM over 2004, down 4.8%, reflecting an increase in sales to end users, also due to a cold winter, primarily relating to power generation (up 1.68 BCM or 10.6%), industries (up 0.68 BCM or 5.5%) and the residential and commercial segment (up 0.44 BCM or 6%). These increases were offset in part by lower sales to wholesalers (down 1.82 BCM or 13.1%) related to the so called gas release carried out in accordance with certain decisions of the Antitrust Authority. See "Regulation of the Italian Hydrocarbon Industry – Gas & Power – Inquiries by Italian and European Antitrust Authorities – Sales contracts outside Italy" below.

Natural gas sales in the rest of Europe (23.44 BCM) increased by 1.9 BCM (up 8.8%) due to increases registered in: (i) supplies to the Turkish market via the Blue Stream gasline (up 0.86 BCM); (ii) sales under long-term supply contracts to importers to Italy (up 0.57 BCM), also due to reaching full supplies from Eni’s Libyan fields; (iii) France, related to the increase in supplies to industrial customers and to wholesalers (up 0.5 BCM); and (iv) Germany and Austria related to increased supplies (up 0.3 BCM) to Eni’s affiliate GVS (Eni’s interest 50%) and other operators.

Own consumption7 was 5.54 BCM, up 1.84 BCM from 2004, or 49.7%, reflecting primarily higher supplies to EniPower due to the coming on stream of new generation capacity, primarily reflecting supplies to EniPower (4.41 BCM), to Polimeri Europa (0.35 BCM) and to Eni’s Refining & Marketing segment (0.27 BCM).

Sales of natural gas by Eni’s affiliates (net to Eni and net of Eni’s supplies) amounted to 8.53 BCM, increasing by 1.21 BCM over 2004, up 16.5%, and concerned: (i) GVS (Eni’s interest 50%) with 3.39 BCM; (ii) Galp Energia (Eni’s interest 33.34%) with 1.56 BCM; (iii) Unión Fenosa Gas (Eni’s interest 50%) with 1.52 BCM; and (iv) volumes of natural gas (1.45 BCM) treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) in Nigeria, sold by Nigeria LNG Ltd to U.S. and European markets.

The table below sets forth Eni’s sales of natural gas by principal market for the periods indicated.

Natural gas sales	2001	2002	2003	2004	2005

(BCM)
Italy	56.74	50.43	50.86	50.08	52.47
Wholesalers	21.09	17.02	15.36	13.87	12.05
Gas release				0.54	1.95
End customers	35.65	33.41	35.50	35.67	38.47
Industrial users	18.53	14.43	13.17	12.39	13.07
Thermoelectric users	12.21	12.48	15.03	15.92	17.60
Residential	4.91	6.50	7.30	7.36	7.80
Rest of Europe	6.05	12.77	17.54	21.54	23.44
Outside Europe	0.93	0.92	1.09	1.17	1.17
Total sales to third parties	63.72	64.12	69.49	72.79	77.08
Own consumption	2.00	2.02	1.90	3.70	5.54
Total sales to third parties and own consumption	65.72	66.14	71.39	76.49	82.62
Sales of natural gas of Eni’s affiliates (net to Eni)	1.38	2.40	6.94	7.32	8.53
Europe	0.93	1.93	6.23	6.60	7.85
Outside Europe	0.45	0.47	0.71	0.72	0.68
Total sales of natural gas	67.10	68.54	78.33	83.81	91.15

The Italian Natural Gas Market

The Italian natural gas market is made up of three main segments: residential and commercial, industrial and thermoelectric. Customers can be divided into three groups: (i) high consumption final users directly linked to the national and regional natural gas high pressure networks (industries and power stations); (ii) customers of the residential and commercial sector such as residential and commercial users, hospitals, schools, public utilities, small enterprises located in urban centers supplied by wholesalers through low pressure networks; and (iii) wholesalers (mainly local selling companies and distributors of natural gas for automotive use) purchasing natural gas to sell it to residential and commercial customers.

In 2005, Eni’s natural gas sales to wholesalers amounted to 12.05 BCM (down 13.1% over 2004).

In 2005, natural gas consumption in the Italian industrial segment amounted to approximately 21.8 BCM (approximately 25% of total final consumption), with a 2.3% decrease from 2004. In 2005, Eni’s sales of natural gas to industrial users amounted to 13.07 BCM (up 5.5% over 2004).

In 2005, natural gas consumption in the Italian thermoelectric segment amounted to approximately 33 BCM (approximately 38% of total demand), with an approximately 14% increase over 2004. In 2005, Eni’s sales of natural gas to thermoelectric users amounted to 17.60 BCM (up 10.6% over 2004).

Natural gas consumption in the residential and commercial segment amounted to over 30 BCM (35% of total demand), with a 6.9% increase from 2004 due to the effect of weather conditions. Eni manages directly over 5 million residential customers and in 2005 Eni’s sales to this segment amounted to 7.8 BCM (up 6% from 2004).

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

The Italian natural gas transmission system is made up of a national pipeline network and a regional pipeline network for a total length of 33,000 kilometers, of which 30,712 kilometers are owned by Eni.

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

At December 31, 2005 the national pipeline network owned by Eni extended for 8,392 kilometers.

Underground pipelines have a maximum diameter of 48 inches and carry natural gas at pressures of 24 to 75 bars. The underwater pipeline crossing the Messina Strait has a diameter of 20 to 26 inches and carries natural gas at a pressure equal to or higher than 115 bars.

The major pipelines interconnected with import trunklines that are part of Eni’s national network are:

•	for natural gas imported from Algeria:
-	two lines with 48/42-inch diameter, each approximately 1,500-kilometer long, including the smaller pipe that crosses underwater the Messina Strait, which links Mazara del Vallo (on the Southern coast of Sicily) to Minerbio (near Bologna). This pipeline is undergoing an upgrade with the laying of a third line with 48 inch diameter that is 290-kilometer long (of these 241 are already operating). Transport capacity at the Mazara del Vallo entry point is approximately 83 mmCM/d;
•	for natural gas imported from Libya:
-	a 36-inch line, 67-kilometer long linking Gela, the entry point of the Greenstream underwater pipeline into the national network near Enna along the import pipeline from Algeria. Transport capacity at the Gela entry point is approximately 26 mmCM/d;
•	for natural gas imported from Russia:
-	two lines with 42/36/34-inch diameters extending for a total length of approximately 900 kilometers that are linked to the Austrian network in Tarvisio and cross the Po Valley reaching Sergnano (near Cremona) and Minerbio. The pipeline is being upgraded by the laying of a third 264-kilometer long line with diameter from 48 to 56 inches; 214 kilometers were already operating at the end of 2005, from Tarvisio to Zimella (Verona). The pipeline transport capacity at the Tarvisio entry point amounts to approximately 99 mmCM/d;
•	for natural gas imported from the Netherlands and Norway:
-	two lines, with a 48/34-inch diameter, 301-kilometer long extending from the Italian border at Passo Gries (Verbania), point of connection with the Swiss network, to the node of Mortara, in the Po Valley. The pipeline transmission capacity amounts to 63 mmCM/d.

In 2005 Eni’s national network increased by 196 kilometers due to the upgrade of the trunklines for gas imported from Russia and Algeria.

Eni’s regional transmission network is made up of pipes with smaller diameter than the national lines for a total length of 22,320 kilometers. These pipes carry natural gas at pressures between 5 and 12 bars, between 12 and 24 bars and between 24 and 75 bars. In 2005, Eni’s regional network decreased by 29 kilometers despite the entry into service of new lines.

Eni’s system is completed by: (i) 11 compressor stations with a total power of 683 megawatt; and (ii) 5 marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo, Messina and Gela in Sicily and Favazzina and Palmi in Calabria for the Greenstream pipeline.

The control room of the dispatching system is located in San Donato Milanese and oversees and monitors the whole transmission network in cooperation with peripheral units. In 2005 this system obtained the ISO 9001-2000 certification. Peripheral units are represented by eight districts that monitor the transmission network through 60 centers that guarantee operation, maintenance and control of the whole system. Each unit is responsible for operations in accordance with technical specifications and applicable laws and regulations.

In addition to the international pipeline transmission system, natural gas also enters Eni’s system through the Panigaglia (Liguria) LNG terminal, which receives LNG carried by tanker ships. This terminal is currently the only one in Italy and at its maximum capacity can input 3.5 BCM/y into the transmission network. In 2005, volumes of LNG regasified amounted to the equivalent of approximately 2.49 BCM of natural gas.

In 2005 a total of 85.1 BCM of natural gas were input into the national network, of 64% of which was owned by Eni.

In the next four years Eni plans to carry out capital expenditure of approximately euro 3.5 billion aimed at the upgrade of its transport network in view of the expected increase in import capacity (in particular from Russia and Algeria).

Natural gas transported in Italy (1)	2001	2002	2003	2004	2005

(BCM)
Eni	58.17	54.56	51.74	52.15	54.88
Third parties	11.41	19.11	24.63	28.26	30.22
Enel	6.28	8.28	9.18	9.25	9.90
Edison Gas	2.98	4.61	7.49	8.00	7.78
Other	2.15	6.22	7.96	11.01	12.54
Total	69.58	74.40	76.37	80.41	85.10

(1)	Include volumes input to domestic storage.

The Italian natural gas system is supplied for about 82% with imported gas, transmitted to Italy through a network of international high pressure pipelines for a total of over 4,300 kilometers; in which Eni owns transportation rights, in particular:

•	the TAG pipeline, a 1,018-kilometer long made up of two lines, each about 380-kilometer long and a third line 258-kilometer long, with a transit capacity of 81.3 mmCM/d and three compression stations, which transports natural gas from Russia across Austria from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry in the Italian natural gas transport system. Eni plans to upgrade this pipeline. See "Development Projects" below;
•	the Transitgas pipeline, a 291-kilometer long pipeline, with one compression station, which transports natural gas from the Netherlands and from Norway crossing Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transit capacity of 61 mmCM/d. A new 55-kilometer long line from Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach was built for the transport of Norwegian gas;
•	the TTPC pipeline, a 742-kilometer long pipeline, made up of two lines each 371-kilometer long with a transit capacity of 81.2 mmCM/d and three compression stations, which transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline;
•	the TMPC pipeline for the import of Algerian gas, which is 775-kilometer long, made up of five lines, each 155-kilometer long with a transit capacity of 101 mmCM/d, which crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system; and
•	the Greenstream pipeline for the import of Libyan gas, a 520-kilometer long, with a transit capacity of 24.4 mmCM/d which crosses underwater the Mediterranean Sea from Mellitah to Gela in Sicily, the point of entry into the Italian natural gas transport system. The pipeline, in which Eni has a 75% interest (the remaining 25% share being held by the National Oil Company), started operations in October 2004 and by 2006 is expected to transport 8 BCM/y already booked under long-term contracts with Italian operators. In the long term, Eni plans to upgrade the transport capacity of this gasline from 8 to 11 BCM/y, starting in 2010 with an expected capital expenditure of euro 80 million.

Eni holds a 50% interest in the Blue Stream underwater pipeline linking the Russian and Turkish coast of the Black Sea. When fully operational, this 774-kilometer long pipeline with a transmission capacity of 49 mmCM/d, is expected to transport 16 BCM/y in 2010 (Eni’s share 8 billion) of Russian natural gas to be sold on the Turkish market (see "Development Projects" below). At the end of 2005 the first section of the Dzhubga compression station on the Russian coast of the Black Sea started operations. It is made up of three turbocompressors and three turbogenerators that will allow to increase the volumes of gas transported.

Distribution Activity

Distribution involves the delivery of natural gas to residential and commercial users in urban centers through low pressure networks. Eni, through its 100% subsidiary Italgas and other subsidiaries, is engaged in distribution activity in Italy serving 1,282 municipalities through a low pressure network consisting of over 48,000 kilometers of pipelines, supplying 5.8 million customers at December 31, 2005. Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy defines distribution as a public service which is subject to regulation and its management is entrusted to natural gas companies by local governments exclusively under bid procedures. Concessions existing at the coming into force of the Decree and awarded with a bid procedure expire on December 31, 2012; all other concessions expire on December 31, 2007 (with an optional three year extension in case of public interest). See "Regulation of the Italian Hydrocarbon Industry Gas & Power" below.

Development Projects

Eni is engaged in various development projects concerning the sale of natural gas in European markets and in the LNG business in order to strengthen its market share in area where its presence is already established (Iberian Peninsula, Germany, Turkey) and to develop sales in markets with interesting growth and profitability prospects (in particular France and the United Kingdom). Eni plans to increase the flexibility of its operations by upgrading its logistical assets.

In these European markets Eni can leverage on the availability of equity gas and a diversified portfolio of supply contracts, an extensive gas pipeline network, which allows for the supply of natural gas from several sources, and long standing relationships with producing countries. Eni intends to develop its presence in the LNG business which provides interesting growth prospects, leveraging on the value of its assets, on its participation in liquefaction projects aimed at exploiting its natural gas reserves (mainly in North and West Africa, the Far East and Australia) and on the purchase of interests in regasification terminals located in strategic consumption markets (such as the United States, the United Kingdom and the Far East).

Germany Eni has been present on the German natural gas market since late 2002 through GVS Gasversorgung Süddeutschland GmbH) in which it holds a 50% interest. Through a 1,863-kilometer long gas pipeline network (of these 1,750 are owned and 113 are managed) it transports and markets about 7 BCM/y of gas to local distribution companies serving about 750 municipalities in the South-Western areas of the country.

In January 2005 Eni agreed a 14 year contract, starting in 2006, for the supply of 1.2 BCM/y of natural gas to the German company Wingas. The gas will be delivered at Eynatten at the German-Belgian border. In the medium term, Eni plans to increase its natural gas sales from the 4.2 BCM level recorded in 2005.

Iberian Peninsula

Portugal Eni operates on the Portuguese market through Galp Energia (Eni’s interest 33.34%). On December 29, 2005, Eni, Amorim Energia (a privately held Portuguese company in which Sonangol, the national oil company of Angola, holds a minority stake) and Rede Electrica Nacional (REN) entered an eight year long shareholders agreement for the joint management of Galp Energia (Galp). The agreement came in force on March 29, 2006 after the occurrence of all the suspensive conditions, among which: (i) the authorization of the European Commission issued on March 24, 2006; (ii) the purchase on March 28, 2006 of a 1% stake in Galp by Caixa (a primary Portuguese financial institution) which also entered the shareholder agreement of December 2005; and (iii) the change in the powers of the Portuguese State in Galp (golden share) resulting from the approval by Galp’s Shareholders’ Meeting held on March 29, 2006 of new by-laws consistent with the agreement between Eni, Amorim Energia, REN and Caixa. At the present date shareholders of Galp are: Eni (33.34%), the Portuguese State (17.711%), Parpublica (12.293%), REN (18.30%), Amorim Energia (13.312%), Iberdrola (4%), Caixa Geral de Depositos (1%), Setgas (0.044%).

Key guidelines of the agreement are as follows: (i) the establishment of a new set of corporate governance rules setting, among others, percentages of share capital voting rights necessary to make relevant decisions; (ii) an industrial plan targeting the achievement of a leading market position in natural gas, refining and petroleum products marketing in the Iberian Peninsula, an increase in the weight of upstream activities in Galp’s asset portfolio and access to the Portuguese electricity sector; (iii) placement of part of the stake held by the Portuguese State in Galp through an initial public offering by year end of 2006; (iv) spin-off of certain regulated asset of Galp (natural gas transport network, storage sites and the Sines LNG regasification plant) ideally by the end of 2006; those assets are agreed to be sold to REN; (v) transfer of REN’s stake in Galp to Amorim Energia within an 18 month period from the effective date of the agreement; and (vi) a five year lock in period.

This agreement replaces the pre-existing agreement between Eni and the Portuguese State.

In 2005 Galp sold about 1.56 BCM of gas to approximately 820,000 customers and managed a high, medium and low pressure network covering about 11,700 kilometers. The assets of Galp include among other things two import infrastructures: the Transmaghreb pipeline and the Sines LNG regasification plant. Following the entry into force of the new agreement, these transport and regasification infrastructures are expected to be spun off.

Spain Eni operates on the Spanish market through the Unión Fenosa Gas group (Eni’s interest 50%, the remaining 50% being held by Unión Fenosa SA), which is active in natural gas supply and sales to final users and to power generation companies. In 2005 natural gas sales of Unión Fenosa Gas amounted to 1.52 BCM. Unión Fenosa Gas is active in LNG through an 80% interest in a liquefaction plant with a capacity of over 7 BCM/y, located at Damietta on the Egyptian coast, that started operations in January 2005, and through a 7.36% interest in a liquefaction plant under construction in Oman, completed in 2005. In addition, it holds an 18.9% and a 42.5% interest in the El Ferrol and Sagunto regasification plants under construction, managed by the Reganosa and Saggas companies. The Sagunto plant is expected to start operations between 2006 and 2007.

In the medium term, Eni plans to increase its natural gas sales from the 5.3 BCM level recorded in 2005.

Turkey Blue Stream Eni and Gazprom hold equal shares in Blue Stream Pipeline Company BV, which operates the Blue Stream transport system, that links the Russian (Dzhubga) to the Turkish (Samsun) coast of the Black Sea. In November 2005 the first section of the compressor station at Dzhubga on the Russian coast of the Black Sea started operating. This station is made up of three turbocompressors and three turbogenerators and will allow to increase volumes transported. The gasline transports natural gas produced in Russia which is sold jointly by Eni and Gazprom in Turkey to the Turkish company Botas under a long-term contract. In 2005 volumes transported and sold in Turkey amounted to 5.14 BCM of natural gas (50% of which were Eni’s share) corresponding to an 18% market share. Volumes transported and marketed will increase progressively in future years and are targeted to about 16 BCM/y (8 billion net to Eni) in 2010.

France In July 2005 Eni signed a long term agreement with French company EDF for the supply of 860 mmCM/y of natural gas starting in October 2006.

Upgrading of the international transport network Eni has defined a program for the upgrade of transport gaslines from Algeria and Russia. Eni plans to increase the transport capacity of the TTPC gasline from Algeria by 6.5 BCM/y, with a 3.2 BCM starting on April 1, 2008 and an additional 3.3 BCM increase starting on October 1, 2008 with an expected expenditure of euro 345 million. A corresponding capacity on the TMPC downstream gasline is already available. The first section of the upgrade was assigned to third parties in November 2005.

Eni plans to upgrade the transport capacity of the TAG gasline from Russia by 6.5 BCM/y with a 3.2 BCM increase starting on October 1, 2008 and an additional 3.3 BCM increase starting on April 1, 2009 with an expected expenditure of euro 275 million. The first section of the upgrade was assigned to third parties in February 2006. In addition, the upgrade related to the build-up of the fourth import contract from Russia is nearly completed (up 4 BCM from 2007).

Considering also the full capacity from 2006 of the Greenstream gasline from Libya (8 BCM/y) and the upgrade underway of the TAG gasline in the light of the build-up of the fourth import contract from Russia (up 4 BCM/y from 2007), from 2009 a total of about 25 BCM/y of new import capacity are expected be available for the Italian market. Except for the 4 BCM/y of the Russian contract, 14.4 BCM of this new capacity have already been sold to third parties and a further 6.6 BCM/y are expected to be sold under open bidding procedures.

Libya Eni’s Gas & Power segment purchase 80% of the natural gas production of the Libyan natural gas producing field of Wafa and Bahr Essalam operated by Eni (with a 50% interest). The share of production belonging to the Libyan partner National Oil Company is purchased under a long term supply contract with a 24 year term. When the two fields achieve full production in 2006, production plateau volume are expected to be 10 BCM/y of which 8 BCM/y will be purchased by Eni’s Gas & Power segment and imported to Italy via the Greeenstream gasline. These volumes are sold to Italian third party importers under long term supply contracts with a 24 year term and delivery point at Gela in Sicily. The remaining 2 BCM/y natural gas availability from production is expected to be sold on the Libyan market by the two partners.

LNG

Eni is a party in various initiatives in the area of LNG. What follows is a description of the major initiatives.

United States On August 1, 2005, Eni signed an agreement with the U.S. company Cameron LNG LLC (belonging to the Sempra Energy group) to purchase a share of the regasification capacity of the Cameron liquefied natural gas terminal under construction in Louisiana expected to be completed in 2008-2009. The share of regasification capacity purchased amounts to 6 BCM/y for a period of 20 years, which corresponds to about 40% of the overall initial capacity of the terminal (15.5 BCM/y). This transaction will enable Eni to sell part of its natural gas reserves from North African and Nigerian fields in the United States.

Egypt In January 2005, the first LNG shipment was made from the Damietta liquefaction plant (Eni’s interest 40% through its 50% interest in Unión Fenosa Gas) that is targeted to produce about 7 BCM/y. The partners in the project (Unión Fenosa Gas, the Egyptian company EGAS and oil producers Eni and BP) have planned an expansion of the plant consisting in the construction of a second train with the same capacity of the first one with expected capital expenditure amounting to approximately $1.5 billion and start-up in 2009. Eni will supply about 3 BCM/y of natural gas to the first train for twenty years. Further volumes will be supplied to the second train under an intent protocol signed in March 2005 with the Egyptian Government.

Spain Eni holds a 9.5% and a 21.25% interest in the El Ferrol and Sagunto regasification plants under construction and expected to start operations between 2006 and 2007. Eni’s share of regasification capacity amounts to 1.8 BCM/y.

Other Developments

Agreement between Eni and Gazprom/Gazexport

In October 2005 Eni and Gazprom agreed to promote a new set of agreements aimed at widening their cooperation agreeing also to cease a previous agreement signed in May 2005. Negotiations are underway.

Sale of the water business

In March 2005, after receiving the authorization of the Italian Antitrust Authority, Italgas divested its majority interest (67.05%) in Società Azionaria per la Condotta di Acque Potabili to Amga SpA and Smat SpA for a cash consideration of euro 85 million (euro 15.57 per share). In May 2005, after receiving the authorization of the Italian Antitrust Authority, Italgas divested its 100% interest in Acquedotto Vesuviano SpA to Gori SpA for a cash consideration of euro 20 million. The above transactions are part of Eni’s strategy of concentrating its resources in its core natural gas business.

Purchase of Siciliana Gas

In May 2006 Eni purchased a 50% interest of Siciliana Gas SpA for a cash outlay of euro 98 million. The Italian Antitrust Authority approved the transaction on February 1, 2006. With this purchase Eni becomes the sole owner of Siciliana Gas SpA and through this company also of 100% of Siciliana Gas Vendite SpA. Siciliana Gas SpA has been operating in Sicily since 1979 and holds the rights for the distribution of gas to 76 Sicilian municipalities, including Agrigento, Enna, Trapani and Gela (of these 70 concessions are operating) through a 2,600-kilometer long network and with 186 employees. It owns Siciliana Gas Vendite SpA operating in the sale of natural gas to end users with approximately 215,000 customers and sales volumes of about 190 mmCM/y and 50 employees.

Toscana Energia SpA

On January 24, 2006, Eni, Italgas and the local authorities partners of Fiorentina Gas SpA and Toscana Gas SpA signed a framework agreement for developing an alliance in the area of natural gas distribution and sale. As part of the agreement, the partners incorporated Toscana Energia SpA (Eni’s interest 48.7% the remaining 51.3% interest being held by municipalities and local banks) to which they contributed in kind their interests in Fiorentina Gas and Toscana Gas. These two companies operate in natural gas distribution to 97 municipalities through a 7,900-kilometer long network serving 1.6 million customers. They will be merged in Toscana Energia within two years under the framework agreement. The local authority partners will play a role of strategic guidance and control, while Italgas is the industrial partner and has operating and management responsibilities. The agreement provides also for the establishment of a regional sales company (600,000 customers, 1.1 BCM sold in 147 Tuscan municipalities) under Eni’s control, through the merger of Toscana Gas Clienti SpA (Eni’s interest 46.1% through Italgas) and Fiorentina Gas Clienti SpA (Eni’s interest 100%).

Electricity Generation

Eni, through EniPower, is one of the major operators in electricity generation on the Italian market. Operating since 2000, EniPower owns power stations located at Eni’s sites in Brindisi, Ferrera Erbognone, Livorno, Mantova, Ravenna, Ferrara and Taranto with installed capacity in operation of approximately 4.5 gigawatt at December 31, 2005 (3.3 gigawatt in 2004).

In 2005, Eni sold 27.56 terawatthours of electricity, of which about 22.77 were produced by EniPower, corresponding to over 5% of the Italian market, and 10.66 million tonnes of steam. Approximately 57% of sales were directed to end users, 28% to the Electricity Exchange, 8% to GRTN/Terna (under CIP 6/92 contracts and imbalances in input) and 7% to wholesalers. All the steam produced was sold to end users.

Eni is completing a plan for expanding its electricity generation capacity targeting in 2009 an installed capacity of 5.5 gigawatt with production amounting to 30 terawatthours from 2008, corresponding to over 10% of electricity generated in Italy at that date. Planned expenditure amounts to euro 2.4 billion, of which euro 1.8 billion is already expensed.

High efficiency, low environmental impact, reduced expenditure and construction times are the main features of these plants, which show interesting profitability prospects due to the expected increase in demand for electricity and the ability to operate in co-generation (combined electricity and steam generation). The co-generation mode has been acknowledged by the Authority for Electricity and Gas as a production mode that entails priority on the national dispatching network and the exemption from the purchase of "green certificates"8.

Eni estimates that with the same amount of energy (electricity and heat) produced, EniPower power stations will reduce emissions of carbon dioxide by approximately 11 million tonnes, as compared to emissions caused by conventional power stations.

EniPower intends to become a cost leader in the Italian electricity industry thanks to the high technology content and optimal size of the plants it is building. When fully operational in 2008, consumption of natural gas of Eni’s plants is expected to reach over 6 BCM/y, supplied by Eni.

Power Generation
	2003	2004	2005

Purchases
Natural gas	(mmCM)	940	2,617	4,384
Other fuels	(thousand tonnes of oil equivalent)	847	695	563
Sales
Electricity production sold	(terawatthour)	5.55	13.85	22.77
Electricity trading	(terawatthour)	3.10	3.10	4.79
Steam	(thousand tonnes)	9,303	10,040	10,660

The development plan has been completed at all sites except for Ferrara (Eni’s interest 51%), where in partnership with Swiss company EGL AG construction is underway of two new 390 megawatt combined cycle units which will bring installed capacity to 840 megawatt with startup expected in 2007.

Ferrera Erbognone On May 14, 2004 the combined cycle power station was inaugurated, the first one in Italy after the opening up of the electric market. This power station has an installed capacity of approximately 1,030 megawatt articulated in three combined cycle units, two of them with approximately 390 megawatt capacity are fired with natural gas, the third one with approximately 250 megawatt capacity is fired in part with natural gas and complemented with refinery gas obtained from the gasification of tar from visbreaking from Eni’s nearby Sannazzaro de’ Burgondi refinery.

Ravenna Two new combined cycle 390 megawatt units started operations in 2004. Added to the existing 190 megawatt, the power station’s installed capacity reached approximately 970 megawatt.

Brindisi Three new combined cycle 390 megawatt units, two of which started operations in 2005, the last is expected to start operation in the second half of 2006. When fully operational the power station will have a total capacity of approximately 1,320 megawatt, including already existing amounts. The completion of the power station is expected between the end of 2005 and the second quarter of 2006.

Mantova Two new combined cycle 390 megawatt units started operations in 2005 with full operation in early 2006. The power station will have a total installed capacity to approximately 840 megawatt. This power station will provide steam for heating purposes delivered to Mantova’s urban network through a remote heating system.

Ferrara EniPower owns 51% of the share capital of Società EniPower Ferrara (SEF) in partnership with EGL Swiss. SEF started the construction of two new combined cycle units with a capacity of 390 megawatt each which will bring total installed capacity at Ferrara to 840 megawatt. Operations are expected to start in 2007. In 2004, some 80 megawatt of capacity were purchased.

Capital Expenditure

See "Item 5 – Liquidity and Capital Resources – Capital Expenditure by Segment".

Refining & Marketing

Eni is engaged in refining and the sale of refined products, mainly in Italy and the rest of Europe.

In the refining business, Eni plans to strengthen the competitive positioning of its refining system by increasing the primary refining capacity and conversion capacity and implementing actions to improve flexibility of refineries. Eni’s objectives are optimization of processed feedstocks, adjustment of the slate of refined products to the evolution of demand and strengthening of the degree of integration with Eni’s upstream activities. Eni’s strategy in its refining business is based on the following assumptions regarding trends in demand and the trading environment: (i) an expected worldwide decline in gasoline consumption in favor of diesel fuel, in connection with the expected evolution of the car fleet towards an increasingly high spread of diesel engine cars; (ii) the progressive substitution of fuel oil with natural gas in Italy; (iii) a further increase in worldwide differential between light and heavy crudes that favors high conversion capacity refineries; and (iv) the implementation of European fuel specifications as concerns quality standards of fuels.

In the marketing of refined products, Eni plans to strengthen its competitive positioning in Italy by restructuring and upgrading its distribution network and implementing an innovative marketing strategy, the key elements of which are expected to be an offer of high quality fuels and differentiated promotional initiatives intended to support customer loyalty. In the rest of Europe, Eni intends to develop or strengthen its market share in certain geographic areas where it can obtain logistical and operating synergies and exploit its Agip brand. Eni plans to grow sales volumes buying, leasing and building well equipped and high throughput services stations and by launching marketing campaigns aimed at consolidating the perception of the Agip brand in target markets.

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

Supply and Trading

In 2005, a total of 66.48 million tonnes of oil were purchased (67.05 in 2004), of which 37.30 million tonnes were from Eni’s Exploration & Production segment9, 14.85 million tonnes under long-term contracts with producing countries and 14.33 million tonnes on the spot market. Some 24% of oil purchased came from West Africa, 19% from North Africa, 17% from countries of the former Soviet Union, 16% from the Middle East, 14% from the North Sea, 7% from Italy and 3% from other areas. Some 31.07 million tonnes were resold, representing an increase of 1.32 million tonnes over 2004, up 4.1%. In addition, 3.58 million tonnes of intermediate products were purchased (3.10 in 2004) to be used as feedstocks in conversion plants and 16.21 million tonnes of refined products (18.8 in 2004) sold as a complement to own production on the Italian market (4.97 million tonnes) and on markets outside Italy (11.24 million tonnes).

Refining

Eni is engaged in the refining business in Italy and owns interests in refineries in Germany and the Czech Republic with a total refining capacity (balanced with conversion capacity) of approximately 35 million tonnes (equal to 701 KBBL/d) of which 30.2 million tonnes capacity is located in Italy.

Eni’s refining system in Italy is made up of five wholly owned refineries and a 50% interest in the Milazzo refinery in Sicily. Eni plans to upgrade its refining system with a capital expenditure for the next four years amounting to approximately euro 2.4 billion (including logistics activities). Main actions planned are: (i) an increase of primary processing and conversion capacity, also in light of an expected increased availability of equity oil in the Mediterranean area; (ii) an improvement of refinery flexibility with the aim of optimizing feedstock processing; and (iii) the production of fuels in line with demand and in compliance with European environmental standards. Eni also aims at achieving a higher degree of vertical integration with Eni’s upstream and downstream activities, increasing intake processing of equity crudes and feedstock volumes transferred to petrochemicals activities.

The table below sets forth certain statistics regarding Eni’s refineries at December 31, 2005.

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

Each of Eni’s Italian refineries has an operational and strategic setup adequate to maximizing return on assets and monetizing its geographic location with respect to end markets and integration with other Eni business segments.

Sannazzaro, with a balanced primary refining capacity of 160 KBBL/d and an equivalent conversion index of 42.5% is one of the most efficient refineries in Europe. Located in the South-West of the Po Valley, at the confluence of the rivers Po and Ticino, it supplies mainly markets in north-western Italy and Switzerland. The high degree of flexibility of this refinery allows it to process a wide range of oil from Russia, Africa and Asia, CPC Blend crude oil from the Caspian Sea carried through the CPC pipeline and oil from Eni’s nearby Villafortuna field. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genova terminal with French speaking Switzerland. This refinery contains two primary distillation plants and a vacuum unit.

The conversion plants are: a fluid catalytic cracker (FCC), an HDCK middle distillate conversion, a visbreaking thermal conversion unit, two catalytic reforming plants, an isomerization plant, an alchilation plant, an MTBE plant and three desulphurization plants for middle distillates and one for naphtha from cracking. In 2005 works continued for the completion of the tar (heavy residue from visbreaking) gasification plant that will produce syngas that will be used to fire the nearby EniPower power station at Ferrera Erbognone. In the medium term Eni plans to upgrade the conversion capacity of this refinery; planned actions include: (i) construction of a new hydrocracking unit with a capacity of 28,000 BBL/d which will allow for the production of one million tonnes/y of high quality diesel fuel with low sulphur content; and (ii) construction of a new deasphalting unit with a capacity of 18,000 BBL/d for the separation of vacuum residues of asphaltenes with the aim of obtaining additional feedstocks for the cracking plant. Works are expected to be completed by 2008. Capital expenditure for this project is expected to amount to euro 400 million.

Gela, with a balanced primary refining capacity of 100 KBBL/d and an equivalent conversion index of 140.1% represents an upstream integrated pole with the production of heavy crudes obtained from nearby Eni fields offshore and onshore Sicily, while downstream it is integrated with Eni’s nearby petrochemical plants. Located on the Southern coast of Sicily, it manufactures fuels for automotive use and residential heating purposes, as well as petrochemical feedstocks. Its high conversion level allows it to minimize the yield of fuel oil and semi-finished products. Besides its primary distillation plants, this refinery contains the following plants: an FCC unit with advanced technology for the conversion of low grade feedstocks and two coking plants for the vacuum conversion of heavy residues. All these plants are integrated in order to process heavy residues and feedstocks and manufacture valuable products. This refinery also contains two reforming units, an alchilation unit, an MTBE unit and plants for desulphurization of gasoil and naphtha from cracking. The power plant of this refinery also contains modern residue and exhaust fume treatment plants which allow the complex to comply with the most exacting environmental standards.

Taranto, with a balanced primary refining capacity of 110 KBBL/d and an equivalent conversion index of 60.5%, can process a wide range of crudes and semi-finished products with great operational flexibility. It mainly produces fuels for automotive use and residential heating purposes for the South-Eastern Italian markets. Besides its primary distillation plants, this refinery contains a flash vacuum unit, two plants for the desulphurization of middle distillates, a reforming unit, an isomerization unit and conversions plants such as: a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant, that allows to convert high sulphur content residues into valuable products and cracking feedstocks. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline; in 2005 a total of 3.1 million tonnes of this oil were processed. In the medium-term Eni plans a relevant upgrade of this refinery by means of two projects for increasing primary refining and conversion capacity with an expected expenditure of euro 800 million. The first project entails construction of a new 17,000 BBL/d capacity hydrocracking plant with a new associated hydrogen unit for the manufacture of approximately 0.6 million tonnes/y of high quality diesel fuel. Works are expected to be completed by 2008. The second project entails the construction of: (i) a new topping plant with a capacity of 4 million tonnes/y with an associated vacuum unit with a capacity of 2.5 million tonnes/y; (ii) a new plant for the desulphurization of middle distillates with a capacity of 2.3 million tonnes/y; and (iii) ancillary units and utilities with other logistical assets. Works are expected to be completed by 2009.

Livorno, with a balanced primary refining capacity of 84 KBBL/d and an equivalent conversion index of 11.4%, manufactures mainly gasolines, fuel oil for bunkering, specialty products and lubricant bases. Besides its primary distillation plants, this refinery contains a vacuum unit, a reformer unit, an isomerization plant, two desulphurization units for middle distillates and two lubricant manufacturing lines. Its pipeline links with the local harbor and with the Florence storage sites allow the Livorno facility to operate with great efficiency as concerns reception, handling and distribution of products.

Porto Marghera, with a balanced primary refining capacity of 70 KBBL/d and an equivalent conversion index of 22.8%, produces mainly gasolines and other light products for the supply of markets in North-Eastern Italy, Austria, Slovenia and Croatia. Besides its primary distillation plants, this refinery contains a reformer plant, an isomerization plant, two gasoil desulphurization units and a two-stage thermal conversion plant (visbreaking/thermal cracking) for increasing yields of valuable products.

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

Eni holds a 16.33% interest in Ceska Rafinerska which owns and manages two refineries, Kralupy and Litvinov, in the Czech Republic. Eni’s overall balanced conversion capacity from this refinery amounts to 27 KBBL/d.

Eni is evaluating a restructuring of the Bayernoil refinery pole and the purchase of interests in strategically located refineries aimed at supporting growth in its distribution activities in the rest of Europe.

On March 2, 2005 Eni sold to Erg SpA its 28% interest in Erg Raffinerie Mediterranee SpA and Erg Nuove Centrali SpA, anticipating the maturity (November 2006) of Eni’s put option, provided for by the agreement for the restructuring of the Priolo site signed on October 1, 2002. In order to guarantee the continuity of existing supply contracts of oil-based feedstocks to Polimeri Europa, Eni’s processing contract for about 2 million tonnes/y of crude oil retains validity until December 31, 2006 at the conditions (yields and payments) reflecting the current setup of the refinery.

The table below sets forth Eni’s petroleum products availability figures for the periods indicated.

Petroleum products availability	2001	2002	2003	2004	2005

(million tonnes)
Italy
Products processed in wholly-owned refineries	32.24	30.09	25.09	26.75	27.34
Products processed for third parties	(1.45)	(1.88)	(1.72)	(1.50)	(1.70)
Products processed in non owned refineries	5.92	6.27	8.43	8.10	8.58
Products consumed and lost	(1.95)	(1.91)	(1.64)	(1.64)	(1.87)
Products available	34.76	32.57	30.16	31.71	32.35
Purchases of finished products and change in inventories	5.19	6.27	5.86	5.07	4.85
Finished products transferred to foreign cycle	(4.96)	(5.56)	(5.19)	(5.03)	(5.82)
Consumption for power production		(1.74)	(1.07)	(1.06)	(1.09)
Sales	34.99	31.54	29.76	30.69	30.29
Outside Italy
Products available	3.02	2.98	3.36	4.04	4.33
Purchases and change in inventories	10.27	12.16	12.12	13.78	11.19
Finished products transferred from Italian cycle	4.96	5.56	5.19	5.03	5.82
Sales	18.25	20.70	20.67	22.85	21.34
Sales in Italy and outside Italy	53.24	52.24	50.43	53.54	51.63

In 2005 refining throughputs on own account in Italy and outside Italy were 38.79 million tonnes, up 1.10 million tonnes from 2004, or 2.9%, due to higher processing at Eni’s wholly-owned refineries of Taranto, Livorno and Sannazzaro also as a result of fewer maintenance standstills. These increases were offset in part by the impact of the maintenance standstill of the Porto Marghera refinery and lower processing at the Gela refinery following the damage caused by a sea storm to the docking infrastructure in December 2004. Processing on third party refineries increased, especially at the Milazzo refinery (Eni’s interest 50%). Total throughputs on wholly owned refineries (27.34 million tonnes) increased 0.59 million tonnes from 2004, or 2.2%, with full balanced capacity utilization. About 32.3% of all oil processed came from Eni’s Exploration & Production segment (33% in 2004).

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

For the transport of refined products on land Eni also owns a pipeline network, integrated by leased pipelines extending over 3,210 kilometers, of these 1,513 are wholly owned. Transport by sea of crudes and refined products takes place through spot and long-term lease contracts of tanker ships. For the secondary distribution of refined products to retail markets Eni owns a fleet of tanker trucks and manages third-party owned vehicles.

Eni also holds a 65% interest in Costiero Gas Livorno, a company that operates an underground storage facility in Livorno with the capacity to store 45,000 CM of propane.

In the medium-term Eni intends to upgrade the integration of its logistics system with its refining system. Eni plans to upgrade logistical assets in order to support the development of the Taranto refinery. In particular Eni is evaluating the construction of a new storage site for gasoils and gasolines in Campania and of three pipelines, of which two linking the refinery to the new storage site and one for the transport of virgin naphtha to the Eni’s Brindisi petrochemical complex. Eni intends also to optimize its logistics system by rationalizing its structures in Lazio, the Po Valley and the Naples area.

Distribution and Marketing

Eni markets a wide range of refined petroleum products, primarily in Italy, through an extensive direct sales network, franchises and other distribution systems. The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Oil products sales in Italy and outside Italy	2001	2002	2003	2004	2005

(million tonnes)
Italy
Retail sales	11.64	11.14	10.99	10.93	10.05
Wholesale sales	11.24	10.64	10.35	10.70	10.48
	22.88	21.78	21.34	21.63	20.53
Petrochemicals	4.23	3.82	2.79	3.05	3.07
Other sales (1)	7.88	5.94	5.63	6.01	6.69
Sales in Italy	34.99	31.54	29.76	30.69	30.29
Outside Italy
Retail sales rest of Europe	2.47	2.57	3.02	3.47	3.67
Retail sales Africa and Brazil	1.71	1.44	1.18	0.57
	4.18	4.01	4.20	4.04	3.67
Wholesale sales	5.55	5.65	6.01	5.30	4.50
	9.73	9.66	10.21	9.34	8.17
Other sales (1)	8.52	11.04	10.46	13.51	13.17
Sales outside Italy	18.25	20.70	20.67	22.85	21.34
	53.24	52.24	50.43	53.54	51.63

(1)	Includes bunkering, consumption for power production (until 2001) and sales to oil companies. From 2002, includes also sales of MTBE.

In 2005 sales of refined products (51.63 million tonnes) were down 1.91 million tonnes over 2004, or 6.2%, mainly due to the divestment of activities in Brazil carried out in August 2004 (down 1.51 million tonnes), lower sales volumes to oil companies and traders outside Italy (down 305,000 tonnes), declining wholesale sales volumes in Italy (220,000 tonnes) and lower sales on the Agip branded network (130,000 tonnes) related to lower domestic consumption. These declines were offset in part by higher retail and wholesale sales in the rest of Europe (357,000 tonnes) due to the implementation of Eni’s development strategy.

Following the approval of the Italian Antitrust Authority granted on August 25, 2005, on September 6, 2005 Eni divested 100% of the share capital of Italiana Petroli ("IP") to api - anonima petroli italiana SpA for euro 190 million. IP is engaged in the retail marketing of refined products through a lease concession network of approximately 2,900 units, under the IP brand. As part of the sale transaction, the parties signed: (i) a five year fuel supply agreement under which IP will purchase from Eni agreed amounts of fuel each year; and (ii) an 18 month long agreement for the supply of lubricants and fuel transport services from storage sites to service stations. Consequently the impact on sales of the divestment of IP was marginal since the lower volumes sold on the retail market were substantially offset by the volumes supplied to the divested company under the contracts in force.

Retail Marketing

Retail sales in Italy

Sales of refined products on retail markets in Italy in 2005 (10.05 million tonnes) were down 0.88 million tonnes from 2004, or 8.1%, reflecting primarily the divestment of IP. Sales volumes on the Agip branded network (8.76 million tonnes) were down 130,000 tonnes, or 1.5%, due mainly to a decline in domestic consumption (down 1.9%) in particular of gasoline and LPG, whose effects were offset in part by an improved performance. Market share of the Agip network was up 0.2 percentage points from 29.5 to 29.7%. Average throughput of gasoline and diesel fuel of the Agip network was substantially unchanged at 2,509,000 liters (down 0.7% from 2004).

At December 31, 2005, Eni’s retail distribution network in Italy consisted of 4,349 service stations, 2,895 less than at December 31, 2004 (7,244 service station), due to the divestment of IP (2,915 service stations). Excluding the effect of IP’s sale, the Agip branded network increased by 20 units from December 31, 2004 as a result of the positive balance of acquisitions/releases of lease concessions (27 units), the opening of 12 new service stations and an increase in highway service stations (two service stations) offset in part by the closure of 21 less efficient service stations.

Eni plans to strengthen its competitive positioning in Italy by restructuring and upgrading its distribution network and implementing an innovative marketing, the key elements of which are expected to be an offer of high quality fuels and differentiated promotional initiatives intended to support customer loyalty.

In 2005 sales volumes of BluDiesel – a high performance diesel fuel virtually sulphur free that improves engine performance – on the Agip branded network amounted to nearly 1 billion liters, a decline of about 13% from 2004 due mainly to the increasingly high sensitivity of consumers to the price of fuels in light of the increase in prices in the year. At 2005 year end service stations selling BluDiesel were over 4,000 (about 3,900 at 2004 year end) corresponding to approximately 92% of Eni’s Agip branded network.

In 2004, Eni started to sell the new BluSuper gasoline, which guarantees better engine performance and efficiency and reduces polluting emissions, due to its high antidetonating power resulting from a higher octane number (98 as compared to 95 of ordinary gasolines) and its lack of sulfur. BluSuper complements BluDiesel, sold since 2002, and is part of Eni’s strategy to improve the quality of its fuels, anticipating their compliance with EU regulations (mandatory from 2009) and targeting its offer to customers’ requirements, leveraging on Eni’s integrated refining-logistics-distribution system. In 2005 sales volumes of BluSuper amounted to 150 million liters. At 2005 year end Agip branded service stations selling BluSuper were 1,719 (about 1,000 at 2004 year end) corresponding to approximately 39% of Eni’s network.

In January 2006 Eni started to sell "Ad-Blue®", a water solution containing urea for technologically advanced heavy duty vehicles. This additive, compatible with the new characteristics of most trucks built in Europe reacts with exhaust gases thus reducing emissions and consumption and improving engine performance.

In 2005, Eni continued its Do-It-Yourself campaign which allowed customers accessing self-service outlets provided with an electronic card to obtain price discounts or gifts in proportion to the total amount of purchased fuel, plus a bonus for the most loyal customers and long-distance drivers. At year end the number of cards distributed exceeded 3.8 million; turnover on cards increased by 9% from 2004. The amount of fuel purchased with these cards was about 37% of all fuel sold on Agip branded service stations.

Eni also continued its AgipMaxi promotional initiative addressed to truck drivers who purchase diesel fuel at the approximately 800 Agip branded service stations participating in the program. Active fidelity cards were over 38,000.

The improvement in the quality of service to customers led to a further expansion of the automation process of the domestic network. At December 31, 2005 nearly all Agip branded service stations were provided with a corporate credit card system.

In 2005, Eni continued the development of the European Multicard Routex paying card addressed to professional transport (transporters and car fleets) with sales of 1.414 billion liters (up 3.4% over 2004), while the number of customers provided with this card increased by about 5,000 to 50,000 users at year end. Multicard is used internationally and is part of the international Routex consortium, made up of four oil companies.

Eni continued the development of its non-oil retail activities aimed at promoting the development of its network in line with European standards, such as the diffusion of self-service facilities, high-tech car care systems, and services to customers in particular 1,000 café and fast food outlets as well as innovative commercial outlets. To this end Eni owns master franchisor rights with exclusive rights for the oil sector for some international brands of the restaurant and catering sector.

In 2005, a total of 80 new affiliates were added to the AgipCafè® branded outlets launched in 2003, and by year end 287 franchises were active, while 10 new convenience stores under the "SpazioAgip" brand name were opened, thus reaching a total of 19 locations. Also 45 new car-wash facilities were opened at Agip branded service stations, thus reaching a total of 685 units. In the next four years Eni intends to continue the development of its non oil activities and expects to provide 70% of its Agip branded network with these structures by 2009 (50% in 2005).

Retail sales outside Italy

At December 31, 2005, Eni’s retail distribution network outside Italy was represented by service stations located in the rest of Europe, mainly in South-Central Germany, Spain, South-Western France, Austria, Switzerland, the Czech Republic and Hungary, and consisted of 1,933 service stations, 37 more than at December 31, 2004, due in particular to the acquisition of lease concessions in Spain, France and Germany. Throughput per service station averaged 2,427,000 liters, up 1.4% from 2004. Sales of refined products totalled 3.67 million tonnes, representing an increase of 0.20 million tonnes over 2004, up 5.8%, reflecting higher sales mainly in Germany, Spain and the Czech Republic.

Eni intends to develop or strengthen its market share in certain geographic areas where it can obtain logistical and operating synergies and exploit its Agip brand. Eni plans to grow sales volumes buying, leasing and building well equipped and high throughput services stations and by launching marketing campaigns aimed at consolidating the perception of the Agip brand in target markets.

Non oil activities outside Italy are performed under the "CiaoAgip" brand name in 1,120 service stations, of these 330 are in Germany and 163 in France, representing 58% of the whole Agip branded network outside Italy (97% when calculating the percentage on all owned service stations).

Wholesale Marketing and Other Sales

Eni sells gasolines and fuels for automotive use and for heating purposes, fuels for agricultural vehicles and for vessels, gasolines and fuel oil. Major customers are wholesalers, the agricultural and manufacturing industries, public utilities and transports. Agricultural customers and fishing fleets are supplied directly at 60 agricultural centers and 90 owned or leased marine fuel outlets.

Eni provides its customers with its experience in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes AdvanceDiesel and Biodiesel (with very low content of hydrogen sulfide, particulates and carbon dioxide) especially targeted for heavy duty public and private transports.

Customer care is provided by a very widespread commercial and logistical organization present all over Italy and articulated in local sales offices aided by a network of agents, sales persons and concessionaires.

Eni also sells jet fuel directly at 38 airports, of which 27 are in Italy, and marine fuel (bunkering) directly at 38 ports, of which 23 in Italy.

Sales on wholesale markets in Italy (10.48 million tonnes) were down 0.22 million tonnes from 2004, or 2.1%, mainly due to a decline in domestic consumption and lower sales of fuel oil to the power generation segment, due to the progressive substitution of fuel oil with natural gas as feedstock for power plants.

Sales on wholesale markets outside Italy (4.50 million tonnes) declined by 0.80 million tonnes, or 15.1%, due mainly to lower LPG sales resulting from the divestment of activities in Brazil, offset in part by higher sales in the rest of Europe, in particular in Central-Eastern Europe, while they declined in Germany and Spain.

Other sales (22.93 million tonnes) increased by 0.36 million tonnes, or 1.6%, due mainly to higher sales in Italy related to supplies to IP (up 650,000 tonnes) offset in part by lower sales to oil companies and traders outside Italy (down 305,000 tonnes).

Other Businesses

LPG

In Italy Eni is engaged in the production, distribution and sale of LPG. In 2005 Eni sold 649,000 tonnes of LPG for heating and automotive use (under the Agip brand and wholesale), with a 19% market share. An additional 400,000 tonnes of LPG were sold through other channels mainly to oil companies and traders. LPG activities in Italy derive their products from five Italian refineries and from imports received at the three coastal storage sites located in Livorno, Naples and Ravenna. Product availability and customer requirements are met also with 10 other owned plants/storage sites in Italy and 45 contracts for bottling and storage with third party facilities. Eni’s LPG sales network is organized over six sale areas with 3 direct sales offices, 21 agencies and 24 concessionaires. Products are sold also to over 150,000 customers owning small tanks, while the sale network of LPG bottles includes over 11,000 outlets. In the past few years LPG pipelines were developed and over 13,000 customers are served through direct links with 95 storage facilities.

Outside Italy Eni is also present in Ecuador with a 36.4% market share in 2005.

Lubricants

Eni operates eight (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East.

In Italy Eni is a market leader in lubricants with the manufacturing of base oils and with a range of products including over 650 different blends. Eni masters international state-of-the-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing). Base oils are manufactured primarily at Eni’s refinery in Livorno. Eni owns two facilities for the production of additives and solvents. In 2005, retail and wholesale sales in Italy amounted to 133,000 tonnes with a 23.9% market share. Eni also sold approximately 5,000 tonnes of special products (white oils, transformer oil and anti-freeze fluids).

Outside Italy sales amounted to approximately 139,000 tonnes, of these about 50% were registered in Europe (mainly Germany, the Netherlands and Spain).

Oxygenates

Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sells about 2 million tonnes/y of oxygenates mainly MTBE (9% of world demand) and methanol. About 67% of products are manufactured in Eni’s plants in Ravenna, Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic), while the remaining 33% is bought from third parties. In Venezuela Eni plans to convert its MTBE plants to the manufacture of isoethane, due to the environmental problems posed by MTBE.

Capital Expenditure

See "Item 5 – Liquidity and Capital Resources – Capital Expenditure by Segment".

Petrochemicals

Eni operates in the businesses of olefins and aromatics, basic and intermediate products, chlorine derivatives, polystyrene, elastomers and polyethylene. Its major production sites are located in Italy and Western Europe.

In 2005 sales of petrochemical products (5,376,000 tonnes) were up 189,000 tonnes, or 3.6% from 2004, reflecting primarily higher sales of intermediates (up 13%), olefins (up 8.8%) and aromatics (up 6%) related to positive demand, higher product availability and the fact that intermediate sales, in particular acetone and phenol, declined in the first quarter of 2004 following a standstill due to an accident at the Porto Torres dock. These increases were offset in part by a decline in: (i) elastomers (down 4.5%) related mainly to the standstill of the polychloroprene rubber plant in Champagnier, France; (ii) styrene (down 2.6%) related to standstills and shutdowns; and (iii) polyethylenes (down 2.3%) due to weak demand for LDPE and LLDPE.

At December 31, 2005, Eni’s sales network covered 17 countries, with Italy accounting for 51% of sales, the rest of Europe for 44% and the rest of the world for 5% (54%, 40% and 6%, respectively in 2004).

Production (7,282,000 tonnes) was up 164,000 tonnes from 2004, or 2.3%, in particular in basic petrochemicals. Nominal production capacity declined 1.8% from 2004 due mainly to revisions of the nominal capacity of the Gela cracker and the shutdown of the DMC and ABS plants in Ravenna. The average plant utilization rate calculated on nominal capacity was up 3 percentage points from 75.2 to 78.4 due mainly to fewer maintenance standstills.

About 35.8% of total production was directed to Eni’s own production cycle (36.7% in 2004). Oil-based feedstocks supplied by Eni’s Refining & Marketing segment covered 23% of requirements (22% in 2004).

The table below sets forth Eni’s main petrochemical products availability for the periods indicated.

Year ended December 31,

2001	2002 (1)	2003 (1)	2004	2005

(thousand tonnes)
Basic petrochemicals	6,119	4,304	4,013	4,236	4,450
Styrene and elastomers	1,537	1,538	1,635	1,606	1,523
Polyethylene	84	1,274	1,259	1,276	1,309
Polyurethane	91

	7,831	7,116	6,907	7,118	7,282

Internal consumption	(3,185)	(2,607)	(2,651)	(2,616)	(2,606)
Purchases and change in inventories	588	984	1,010	685	700

Total products	5,233	5,493	5,266	5,187	5,376

(1)	As compared to 2002, in 2003 Eni’s activities have been grouped differently: Syndial (former EniChem) was included in the "Other activities" segment, which includes all Eni companies not included in specific segments. Data for years preceding 2002 have not been reclassified.

The table below sets forth Eni’s sales of main petrochemical products by volume for the periods indicated.

Year ended December 31,

2001	2002 (1)	2003 (1)	2004	2005

(thousand tonnes)
Basic petrochemicals	3,928	2,894	2,704	2,766	3,022
Styrene and elastomers	1,138	1,151	1,171	1,038	1,003
Polyethylene	84	1,448	1,391	1,383	1,351
Polyurethane	83

Total sales	5,233	5,493	5,266	5,187	5,376

(1)	As compared to 2002, in 2003 Eni’s activities have been grouped differently: Syndial (former EniChem) was included in the "Other activities" segment, which includes all Eni companies not included in specific segments. Data for years preceding 2002 have not been reclassified.

Basic petrochemicals

Sales of basic petrochemicals (3,022,000 tonnes) increased by 256,000 tonnes from 2004, up 9.3%, due to increases registered in all basic chemicals businesses.

In olefins (up 8.8%) sales of ethylene (up 10.7%), propylene (up 5.8%) and butadiene (up 33.6%) increased due to high demand from the Far East. In aromatics (up 6%) sales of the most remunerative products (paraxylene up 13.5% and metaxylene up 35.1%) increased supported by a particularly lively market. In intermediates (up 13%) phenol sales increased 16.7% and acetone sales increased 11.1% related to a positive trend in demand and the fact that in the first quarter of 2004 sales declined due to a standstill for an accident at the Porto Torres dock.

Basic petrochemical production (4,450,000 tonnes) increased by 214,000 tonnes from 2004 (up 5.1%) due to increases registered in all businesses (olefins up 3.8%, aromatics up 8.4%, intermediates up 7%).

Increased olefin production derived mainly from the Brindisi (up 19.9%), Dunkirk (up 12%) and Priolo (up 8.1%) crackers. Declines concerned Gela (down 26.7%) where only one line was active and Porto Marghera (down 13.2%) due to a planned maintenance standstill.

Styrene and elastomers

Styrene sales (581,000 tonnes) decreased by 16,000 tonnes from 2004, down 2.6%, due mainly to lower ABS/SAN availability (down 23.6%) related to the shutdown of the Ravenna plant in April 2005 and lower availability of products due to technical accidents caused by power cutoffs at the Mantova plant in the last quarter of 2005. This decline was offset in part by the 2.8% increase in expandable polystyrene sales pushed by the strong increase in demand especially in Eastern Europe, in particular for increased consumption in the segment of thermal insulation and industrial packaging.

Elastomer sales (422,000 tonnes) decreased by 19,000 tonnes from 2004, down 4.5%, due mainly to the standstill of the Champagnier plant (polychloroprene rubbers) and the decline in SBR (down 12.7%) and TPR (down 2.5%) rubber due to a decline in demand related to the crisis in the shoe manufacturing industry. These declines were offset in part by an increase in sales of EPR rubber (up 19.6%) and latex (up 7.5%), due to lively demand.

Production of styrene (1,048,000 tonnes) declined by 70,000 tonnes from 2004, due mainly to plant shutdowns and standstills.

Elastomers production (475,000 tonnes) decreased by 13,000 tonnes or 2.5%, due to plant standstills and a declining demand for SBR rubber (down 4.8%) and BR (down 4.2%), while demand for EPR rubber (up 13.7%) and latex (up 11%) increased in line with the increase in demand.

Polyethylene

Sales of polyethylene (1,351,000 tonnes) decreased by 32,000 tonnes from 2004, down 2.3%, due to a decline in demand for all products, in particular LDPE (down 3.4%) and LLDPE (down 1.9%), also due increasing competition from imported products.

Production (1,309,000 tonnes) increased by 33,000 tonnes or 2.6%, due mainly to increases in LLDPE (up 8%), due to the flexibility at the Brindisi plant that produced mainly LLDPE in its high pressure line, while HDPE production declined (down 6%).

Capital Expenditure

See "Item 5 – Liquidity and Capital Resources – Capital Expenditure by Segment".

Oilfield Services Construction and Engineering

Eni operates in oilfield services and construction through Saipem, a company listed on the Italian Stock Exchange (Eni’s interest 43%), operating in offshore and onshore drilling and construction and LNG.

Eni, through its subsidiary Snamprogetti (100% Eni), is engaged in engineering and contracting in the area of plants for hydrocarbon production, treatment and transport, for the liquefaction and treatment of natural gas, for the conversion of heavy residues from conventional and non conventional crudes, for the chemical industry, for power generation, infrastructure and environmental protection.

Orders acquired in 2005 amounted to euro 8,188 million. Approximately 89% of new orders acquired were represented by work to be performed outside Italy, and 11% by work originated by Eni companies. Order backlog was euro 9,964 million at December 31, 2005 (euro 8,521 million at December 31, 2004). Projects to be carried out outside Italy represented 88% of the total order backlog, while orders from Eni companies amounted to 7% of the total.

On February 24, 2006, Saipem agreed to purchase the entire share capital of Snamprogetti owned by Eni SpA. The transaction was closed on March 27, 2006. The integration of the companies will boost their role in the development of Eni’s oil & gas core business.

Orders acquired and order backlog

	2003	2004	2005

Orders acquired	(million euro)	5,876	5,784	8,188
Oilfield Services Construction		4,298	4,387	4,735
Engineering		1,578	1,397	3,453
Originated by Eni companies	(%)	11	14	11
To be carried out outside Italy	(%)	91	90	89
Order backlog	(million euro)	9,405	8,521	9,964
Oilfield Services Construction		5,225	5,306	5,513
Engineering		4,180	3,215	4,451
Originated by Eni companies	(%)	10	8	7
To be carried out outside Italy	(%)	81	84	88

Oilfield Services and Construction

Saipem intends to consolidate its competitive positioning in the segment of large offshore projects for the development of hydrocarbon fields and the construction of large export infrastructure by leveraging on its technological and operational skills, engineering and project management capabilities and ability to operate in complex environments. Leveraging on these assets, Saipem plans to address key success factors of the market represented by the ability to evaluate risks in the bidding phase, technological innovation, ability to manage efficiently the execution of projects by delocalizing support activities to low cost areas and enhancing local contents by employing local resources and creating decentralized logistical bases.

Saipem intends to develop its presence and enter the strategic segments of monetization of natural gas (GTL, LNG) and upgrading of heavy crudes by developing the required skills and resources mainly in the engineering and project management phases. It also plans to expand in the leased FPSO business and in floating LNG treatment systems for liquefaction and regasification of LNG.

Saipem intends to intensify efficiency improvement actions in all its activities, in particular by reducing supply and execution costs while maintaining a high utilization rate of equipment and improving its flexible structure in order to reduce the impact of possible negative cycles.

The most significant orders won in 2005 in oilfield services and construction were:

In the Offshore construction area: in West Africa: two turnkey contracts were awarded: (i) the first one for Total Upstream Nigeria for the installation and operation of underwater, umbilical and riser pipelines; and the construction of an unloading terminal, a mooring system for the FPSO vessel and the laying of a pipeline. Works will be carried out by the Saibos FDS and Saipem 3000 vessels; and (ii) the second one for Esso Exploration Angola Ltd for the engineering, procurement, construction and installation of subsea lines for the Marimba field development in Block 15; in Indonesia: two turnkey contracts for BP Berau Ltd for the construction of two platforms and the related underwater pipelines linking the Tangguh field with the gas liquefaction plant onshore; and in Thailand: a turn key contract for Thai Oil Public Company Ltd for the construction of unloading facilities to supply oil to a refinery in Sri Racha in the Gulf of Siam. Works will be performed in 2007, and the installation will be carried out by Castoro 8 vessel.

In the Leased FPSO area a contract for Petrobas for the conversion of an oil tanker into the new Vitoria FPSO vessel with a production capacity of 100,000 BBL/d and a storage capacity of 1,600,000 BBL for the development of the Golfinho 2 field offshore Brazil at a depth of 1,400 meters.

In the Offshore drilling area two contracts were acquired. The first one for Total Exploration and Production Angola, involving the deep water drillship Saipem 10000 for activities to be performed on the Rosa field for two years plus the option of a further two years. The second one for Burrullus Gas Company involves the renewal of contract for the semi-submersible Scarabeo 6 for three months in Egypt.

In the Liquefied Natural Gas area two contracts were awarded: (i) the first one, in association with Technip and Zachry, for the engineering and procurement of tanks for an LNG regassification terminal on the Quintana island in Texas; and (ii) the second one, in consortium with the Mexican company Gutsa, for the construction of infrastructure for the mooring and dry-docking of tankers at the Costa Azul in Mexico.

In the Onshore construction area two turnkey contracts were acquired: (i) the first one for Saudi Aramco to convert the existing East-West pipeline from oil to gas transport. It includes also fabrication, construction, installation and commissioning of new sections of East-West line and related facilities. Works will be performed in early 2008; and (ii) the second one for Sonatrach-Sonelgaz for the engineering, procurement and construction of a gas-fired power station.

In the Onshore drilling a contract for the North Caspian Sea consortium for drilling activities in Block D of the Kashagan field utilizing two drillings rigs owned by the client. Activities will be performed for five years.

Business areas

OFFSHORE CONSTRUCTION
Saipem is able to execute large projects for the development of offshore hydrocarbon fields by integrating its technical and operational skills, supported by a technologically advanced fleet and the ability to operate in complex environments, with engineering and project management capabilities acquired on the market (among which Bouygues Offshore, Moss Maritime, Petromarine, Idpe). The services that Saipem can currently provide to its customers can cover the main market segments such as: (i) floating production units (FPU); (ii) underwater developments; (iii) fixed platforms; and (iv) pipelines. Management expects the demand for these services to increase in particular in the FPU and underwater development areas, due to the increased share of deep water development projects. Key areas are West Africa, Asia Pacific, and Latin America.

Saipem operates in the area of deep offshore hydrocarbon field development by means of the construction and installation of FPUs. Among FPUs, FPSO vessels offer the main interesting market prospects due to their storage capacity, which allows to develop fields remote from transport infrastructure, and to their versatility, which allows at the end of the useful life of a field to relocate vessels on other fields thus expanding their useful life.

Saipem is engaged in the segment of underwater development in the deep offshore, which includes laying of small diameter pipes, umbilical lines, risers and other sub sea structures thanks to the design ability of its engineering structures and the installation capacity of its vessels. Saipem is also engaged in the segment of design, procurement and installation of fixed platforms, in particular in the segment of ultra heavy lifting, thanks to the technical features of its vessels. Saipem is able to execute the laying of large diameter long distance subsea pipelines and transport infrastructure both in conventional and deep offshore.

Its offshore construction fleet is made up of 25 vessels and 45 robotized vehicles able to perform advanced subsea operations. Among its major vessels are: (i) Saipem 7000, semi-submersible vessel with dynamic positioning system, with 14,000 tonnes of lift capacity (the highest of this kind in the world), capable to lay pipelines using the J-lay technique to the maximum depth of 3,000 meters. This vessel has been used to lay the Blue Stream pipeline in the waters of the Black Sea at the record depth of 2,150 meters; (ii) the Saibos FDS for the development of underwater fields in dynamic positioning, provided with cranes lifting up to 600 tonnes and a system for j-lay pipe laying to a depth of 2,000 meters; (iii) the Castoro 6 semi-submersible vessel, capable of laying pipes in waters up to 1,000 meters deep; (iv) the Saipem 3000 multifunction vessel for the development of hydrocarbon fields, derived from the transformation of the Maxita that can lay rigid and flexible pipes and is provided with cranes capable of lifting over 2,000 tonnes; and (v) the Semac semisubmersible vessel used for large diameter underwater pipe laying. The fleet includes also remotely operated vehicles (ROV), highly sophisticated and advanced underwater robots capable of performing complex interventions in deep waters.

OFFSHORE DRILLING
Saipem provides offshore drilling services to oil companies mainly in key areas such as West Africa, the North Sea and the Mediterranean Sea, it operates in the most complex segments of deep and ultra deep offshore. Management expects demand for offshore drilling services to increase steeply in the short to medium-term according to the exploration plans announced by the major oil companies. Management expects unit tariffs to be supported by a shortage of supply. West Africa is confirmed as one of the most attractive areas. Saipem can seize these market opportunities by leveraging on the technical features of its equipment. Its offshore drilling fleet consists of 10 vessels properly equipped for its primary operations and some drilling plants installed on board of fixed offshore platforms. One of its most important offshore drilling vessels is the Saipem 10000, designed to explore and develop hydrocarbon reservoirs operating in excess of 3,000 meters water depth in full dynamic positioning. The ship has a storage capacity of 140,000 BBL and can maintain a steady operating position without anchor moorings by means of 6 computerized azimuth thrusters, which offset and correct the effect of wind, waves and current in real time. Capital expenditure for building this ship amounted to about $300 million. The vessel is operating in ultra deep waters (over 1,000 meters) in West Africa.

Other relevant vessels are Scarabeo 5 and 7, third and fourth generation semi-submersible rigs able to operate at depths of 1,900 and 1,200 meters of water, respectively.

LEASED/SALE FPSO
Saipem provides to oil companies services for the development of offshore hydrocarbon fields by leasing its FPSO vessels. Following acquisitions carried out in recent years (in particular Moss Maritime and Bouygues Offshore), Saipem significantly strengthened its design skills. The leasing of an FPSO represents an alternative to direct expenditure for oil companies. West Africa and Latin America are the markets with the highest expected growth rates due to the number of development projects announced or started-up by oil companies. Saipem’s main vessels are: (i) FPSO Firenze, a tanker ship which, after its conversion into a floating production and storage vessel, has been installed in Eni’s Aquila field, in the Adriatic Sea, where it operates at a depth of 850 meters; and (ii) FPSO Mystras that has been installed since January 2004 in the Okono and Okpoho oil fields operated by Eni with a 100% interest in the deep offshore of Nigeria. Saipem intends to expand its market share in this business and plans to upgrade its offer by adopting the new generic FPSO vessels, designed and equipped in direct cooperation with the client in order to identify standard features that make the vessel easily employable in more than one development project according to the client’s portfolio of fields. In this light, Saipem is building its new Vitoria unit that will be operating on the Golfinho 2 field in the offshore of Brazil.

ONSHORE CONSTRUCTION
Saipem operates in the construction of plants for hydrocarbon production (separation, stabilization, collection of hydrocarbons, pumping stations, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals). The demand for this kind of services from the oil industry is expected to increase in the medium-term, in particular long distance pipelines represent one of the favorite systems for linking production areas with their end markets, despite the increasing competition from other transport modes (LNG, GTL). The main operation areas are Africa and the Middle East. Saipem also boasts a consolidated presence in remote areas such as the Caspian Sea and Far East Russia, leveraging on its ability in operating in hostile environments, managing complex projects and enhancing local content, in addition to providing on land services complementing offshore activities (key factor in projects in areas such as the Caspian Sea). Saipem intends to consolidate its competitive positioning in the strategic segment of monetization of natural gas (GTL, LNG) and upgrading of heavy crudes by upgrading and acquiring the skills and resources necessary in the engineering and project management phases, which are key factors in this segment characterized by large EPC contracts. The acquisition of Snamprogetti is a key step in this direction.

ONSHORE DRILLING
Saipem operates in this area as main contractor for the major international oil companies performing its activity mainly in Saudi Arabia, North Africa and Peru, where it can leverage on its knowledge of markets and integration with other business areas. Saipem also boasts a long standing presence in remote areas (such as the Caspian Sea) based on its operating skills and ability to operate in hostile environments. Onshore drilling is conducted through 23 drilling platforms and 15 workover plants that can drill to 10,000-meter depths in high pressure and high temperature environments.

LNG
Saipem operates in the LNG segment following its purchase of Bouygues Offshore and Moss Maritime which contributed their experience in the LNG chain, complementary to the onshore and offshore transport of natural gas. The markets offering the highest potential are Asia, Europe and the Americas. Services provided by Saipem include: (i) the onshore segment which, according to management, shows interesting growth prospects, where Saipem is engaged in the design and construction of regasification terminals, storage tanks and in the design of gas tanker ships. Saipem also intends to acquire skills and critical mass in liquefaction; and (ii) the offshore segment, that includes FSRU (Floating Storage Regasification Units) and FNLG (Floating Liquefaction plants for Natural Gas) integrated systems which, according to management, show interesting growth prospects in the medium-term due to their lower environmental impact and greater flexibility as compared to other systems. Saipem intends to develop its presence in this segment.

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

Engineering

Snamprogetti intends to consolidate its competitive positioning in the market of high complexity onshore projects, mainly in the strategic segments of oil and gas, natural gas monetization (GTL, LNG) and ethylene. In order to attain this objective, Snamprogetti intends to focus on the role of the main contractor, leveraging on its skills in terms of project management capabilities, a wide and integrated array of services provided and availability and continuing development of proprietary technologies.

Snamprogetti intends to expand the supply of qualified services in the phases of front end loading of projects (feasibility studies, conceptual, basic and front end engineering and project management) mainly to major clients and as a support to Eni’s investment plans.

It plans also to intensify actions for improving operational efficiency and flexibility also through the rationalization of its operating structure, full utilization rates of low cost engineering and fabrication centers, the optimization of procurement, the adoption of the most stringent international best practices in terms of working tools and methods and the hiring of highly qualified resources.

Snamprogetti intends to continue enhancing its proprietary portfolio of technologies by means of support activities to the development on an industrial scale of technologies in strategic areas, such as the conversion of heavy crudes and high pressure transmission of natural gas, and the development of know-how in the field of the manufacture of high quality fuels and in the area of natural gas monetization (GTL, syngas, methanol, ammonia, urea).

In 2005, the engineering order backlog increased by euro 1,236 million due in particular to the recovery ongoing in reference markets, in particular the following contracts were awarded: (i) an EPIC contract for Abu Dhabi Gas Industries (GASCO) for the construction of a single line plant with a treatment capacity of 24,400 tonnes/y of LNG at the Ruwais complex in the United Arab Emirates. Works include also the construction of storage facilities, new port infrastructure and the provision of ancillary services; (ii) the Escravos GTL project in Nigeria, in joint venture with U.S. company KBR for Chevron for the construction of a 34,000 BBL/d plant for the production of diesel fuel, naphtha and LPG; and (iii) the Hawiyah GTC project in Saudi Arabia for Saudi Aramco for the construction of a natural gas treatment and compression plant with a capacity of 31,000 BBL/d.

Business areas

PLANTS
Oil & Gas Snamprogetti is engaged in the execution of complex and technologically advanced projects in the area of plants for hydrocarbon production, natural gas treatment and monetization (LNG; recovery and fractioning of natural gas liquids). Based on the capital expenditure plans announced by oil companies, Snamprogetti expects a growth in the demand for services in these areas. In particular the segment of transport and treatment of natural gas seems the most dynamic due to the progressive globalization of demand and supply of natural gas. Snamprogetti intends to consolidate its know-how in natural gas treatment by means of acquiring and developing needed competence in particular in the business of liquefaction. Significant capital expenditures for expanding liquefaction and regasification capacity of about 130 million tonnes/y of LNG (equivalent to 180 BCM/y) are expected in the next four years.

Refining Snamprogetti is engaged in the segment of conventional plants (grass root refineries and refining units) and in the segment of plants for the hydroconversion and hydrotreatment of heavy residues and distillates. Snamprogetti intends to seize the growth opportunities of the business of plants for heavy residue conversion and production of clean fuels. Growth in this business is supported by the wider availability of heavy crudes and by the increasingly stringent environmental requirements on emissions established worldwide. At Eni’s Taranto refinery the first demonstration plant with 1,200 BBL/d capacity based on the Eni Slurry Technology is nearing completion. This technology has a high strategic value and aims at meeting the increasing demand for upgrading of heavy crudes and non conventional crudes (tar sands) and for conversion of refining residues (see: "Innovative Technologies" below).

Chemical complexes Snamprogetti is engaged in the area of plants for the conversion of natural gas (syngas, GTL, hydrogen, ammonia, methanol and urea) and gas-to-chemicals (ethylene and ethane derivatives). Snamprogetti plans to grow in the strategic segment of conversion of natural gas to liquids (GTL) for the manufacture of high value added products (LPG, diesel fuel and virgin naphtha); in this segment, where syngas is a critical element, Snamprogetti owns a proprietary technology through its subsidiary Haldor Topsøe. Snamprogetti holds a sound position in the design and construction of plants for the production of nitrogen-based fertilizers and high-octane additives for gasoline (MTBE, ETBE, TAME and iso-octene/iso-octane), based on proprietary technologies. Snamprogetti intends to strengthen its competitive position in the segment of world scale plants for ammonia and urea production, demand for which is supported by increasing consumption in Asia, with capital expenditure in new capacity concentrated in areas where gas has a competitive price (Middle East, Africa, Latin America). Snamprogetti intends to seize the opportunities for the construction of plants for the manufacture of world scale ethylene in particular in areas where feedstocks have a low price (especially the Middle East). Snamprogetti intends to seize this opportunity leveraging on its skills.

Energy Snamprogetti is active in the design and construction of combined cycle power stations also fired with refinery residues (IGCC - Integrated Gasification Combined Cycle). Snamprogetti intends to make use of the relevant know-how it acquired in the construction of EniPower power stations searching for new projects in Italy and outside Italy.

FIELD UPSTREAM FACILITIES AND PIPELINES
Snamprogetti is engaged in the design and construction of pipelines for the transport of hydrocarbons, collection networks and upstream plants (construction of primary separation plants, gas and water injection systems, compression and pumping stations), the demand for which is expected to grow. Snamprogetti is developing new advanced technologies for high pressure transport of natural gas aimed at the monetization of reserves located in remote areas (see: "Innovative Technologies" below).

INFRASTRUCTURE
Snamprogetti is active in the field of design and construction of great infrastructure in Italy. In particular it is working at the completion of the high speed/high capacity train tracks from Milan to Bologna.

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

CEPAV UNO AND CEPAV DUE
Snamprogetti holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA for the construction of the tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase).

As part of the project for the construction of the tracks from Milan to Bologna, an addendum to the contract between CEPAV Uno and TAV SpA was signed on June 27, 2003, redefining certain terms and conditions of the contract. In 2005, the consortium CEPAV Uno requested a time extension for the completion of works and an additional payment amounting to approximately euro 800 million. CEPAV Uno and TAV failed to solve this dispute amicably, and on April 27, 2006, CEPAV Uno notified TAV of a request for arbitration, as provided under the terms of the contract.

At the end of 2005, CEPAV Uno Consortium had completed works corresponding to 71% of the total contractual price in line with the contractual obligations.

As concerns the Milan-Verona portion, in December 2004 CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by an Italian governmental authority (CIPE).

The final project was due to be examined by TAV for final approval. CEPAV Due started an arbitration procedure against TAV for the recognition of damage related to TAV’s belated completion of its tasks. A final decision is expected late in 2006.

Other Activities

Eni’s other activities are organized as follows:

•	the "Other Activities" aggregate of subsidiaries, including Syndial SpA (former EniChem), which manages certain decommissioning and reclamation activities relating to certain shut down industrial sites of Eni, and certain other Eni subsidiaries (such as, among others, Sieco, Tecnomare, EniTecnologie, Eni Corporate University and AGI) engaged in diversified activities (mainly services to Eni business segments, such as real estate services, general purposes services, corporate research, training); and
•	the "Corporate and financial companies", including Eni Corporate and certain of Eni’s subsidiaries engaged in treasury services, Eni Corporate is the department of parent company Eni SpA performing Group strategic planning, human resources management, finance, administration, information technology, legal affairs, international affairs and corporate research and development functions. Through Enifin SpA, Società Finanziamenti Idrocarburi-Sofid SpA and Eni International BV, Eni carries out lending, factoring, leasing and insurance activities, principally on an intercompany basis.

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

Research and Development

In technological research and innovation activities Eni plans to implement a capital expenditure programme in the 2006-2009 four year plan in order to develop such technologies that management believes may ensure competitive advantages in the long-term and promote sustainable growth. Eni plans to continue developing existing programmes on clean fuels, sulphur and greenhouse gas management as well as projects such as the upgrading of heavy crudes (EST), high pressure gas transmission (TAP) and Gas to Liquids (GTL).

In 2005, Eni’s costs incurred for research and development amounted to euro 204 million, of these 32% were incurred by Eni’s research department, 25% by the Exploration & Production segment, 24% by the Petrochemical segment and 13% by the Refining & Marketing segment. At December 31, 2005, a total of 1,420 persons were employed in research and development activities. In 2004, Eni’s costs incurred for research and development amounted to euro 257 million, of which 39% were incurred by Eni’s research department, 21% by the Exploration & Production segment, 21% by the Petrochemical segment and 12% by the Refining & Marketing segment. At December 31, 2004, approximately 1,470 persons were employed in research and development activities (1,400 at December 31, 2003).

In the next four years Eni plans to invest approximately euro 1 billion, balancing resources between projects aimed at reaching short-term objectives for business units with group-wide projects aimed at strengthening medium to long-term business sustainability. In particular the main focus of Eni’s R&D lines are: (i) reserve replacement and reduction of mineral risk; (ii) production from non conventional hydrocarbon reserves and optimal management of reserves with high hydrogen sulfide and sulfur content; (iii) expansion in the natural gas market and utilization of associated gas and gas located in remote areas; (iv) improvement of quality and performance of fuels in light of the evolution of engines to increasingly perfected and efficient systems with lower impact on air quality; (v) efficient use of fossil fuels through an improvement in refining yields and an optimal use of each fuel with reduced environmental impact; and (vi) mitigation of the greenhouse effect, through the capture and geological sequestration of carbon dioxide.

Follows a description of Eni’s key research and development projects.

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

In the area of seismic imaging, the further developments of the proprietary "3D Common Reflection Surface (CRS) Stack" technology found various industrial applications with much higher efficiency than conventional techniques. New depth imaging techniques based on proprietary algorithms can generate depth images with such high resolution that they allow a very precise physical characterization of reservoirs. A new 3D resistivity modeling interpretive technique has been developed for the petrophysical measurement of wells (electrical logs), especially suited for the identification of complex mineralization situations, such as thin strata of sand and clay. Initial field applications proved that this new approach contributes to the production of more accurate estimates of reserves in place.

DRILLING OF "ADVANCED WELLS"
Eni developed and applied at industrial level a series of innovative technologies that allow to drill highly complex wells with greater operating efficiency. In particular, lean profile drilling, developed and patented by Eni, is applied in deep vertical and deviated wells especially in high pressure and high temperature environments allowing a reduction in time and costs and in environmental impact as it reduces the use of products for mud and cement and the resulting waste by about 30-40%.

Wells obtained with this technique are high quality and low risk. The technique basically consists in reducing to a minimum the tolerance between the diameter of wells and their lining columns while keeping the production casing unchanged. The application underway in Val d’Agri is a record lean drilling in highly deviated wells (a 13"3/8 casing in a 14"3/4 hole with inclination up to 60°).

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

MANAGEMENT OF HYDROGEN SULFIDE AND SULFUR
The Research & Development project for the optimal management of reserves with high content of hydrogen sulfide and sulfur started in 2003 is continuing. The project aimed at developing innovative technologies and/or advanced processes able to manage the disposal and possible exploitation of high amounts of sour gas and sulfur that are co-produced with hydrocarbons, while respecting safety and the environment. In particular innovative processes for the separation of hydrogen sulfide and its conversion into plain sulfur and the storage and/or use of this sulfur are in the development phase. In parallel innovative processes are being studied for the reinjection of hydrogen sulfide into the field and its monitoring.

In 2006 the integrated research program called H2S and sulphur management in Exploration & Production operations will be completed. The program was aimed at identifying innovative solutions for the treatment of very sour gas. In particular significant progress was achieved in an innovative technology for H2S bulk removal and in a new system for the massive storage of sulphur.

ENI SLURRY TECHNOLOGY
EST is a process of catalytic hydroconversion in the slurry phase that allows to convert asphaltenes (the hard fraction of heavy crudes) totally, thus reducing to zero the production of solid and fluid residues usually deriving from the refining of non conventional oil.

It is a flexible technology that satisfies the needs of upstream and downstream oil and can be adapted to various kinds of feedstocks to be converted, to different capacities and plants. Among its products are naphtha, kerosene, diesel fuel.

The development of this technology was started at the beginning of the 80s and the decision to test it industrially made possible in 2001 the building of a commercial demonstration plant with a 1,200 BBL/d capacity at Eni’s Taranto refinery completed in 2005. It is currently being run for reaching the validation of the technology.

This will provide Eni with an important competitive lever for a more economic use of the full barrel of crude with lower environmental impact.

NATURAL GAS TRANSPORT – THE TAP PROJECT
Among the reliable technologies for making the transmission via pipeline of relevant amounts of natural gas from production areas to consuming markets economically viable (gas to market), the TAP (high pressure transport) project will contribute to developing the most advanced long distance, high capacity, high pressure and high grade solutions with relevant targets related to:

(i)	distances over 3,000 kilometers;
(ii)	natural gas volumes to be transported of about 20-30 BCM/y;
(iii)	pressure equal to or higher than 15 Mpa; and
(iv)	use of high and very high grade steel (e.g. X100).

The TAP technology is expected to allow a decrease in the consumption of natural gas used in compressor stations from 7.5% to 3% of transported volumes.

The project was started in 2002 with a wide range of design, engineering and construction activities and in 2005 two infrastructures for the validation of its assumptions were completed.

The first one is a 10-kilometer long pilot segment in X 80 steel with 48" diameter from Enna to Montalbano integrated in the Snam Rete Gas network that allowed to test and validate the industrial application of the concepts.

The second infrastructure consists of two pilot pipes, with a 48-inch diameter in high resistance X100 steel installed in Perdasdefogu in Sardinia. It was started up in September 2005 under pressures of 140 bar. Testing is expected to last 20 months and will simulate the actual behavior of an industrial infrastructure for a period equivalent to 20 years.

In 2006 management believes that the first technology manual and FEED developed for a hypothetical trunkline in X100 steel with a 48" diameter linking Central Asia to Europe (for a length of 3,500 kilometers) will be available. A further development of this project will be the construction and operation of a commercial line in X100 steel a few-kilometer long.

CONVERSION OF GAS TO LIQUIDS – GTL PROJECT
This is a key technology for the use of natural gas on a large scale for the production of high quality motor fuels, in particular diesel fuel and therefore it receives special attention by all majors due to its primary strategic value.

Eni’s R&D activities in 2005 led to the preparation of the first basic design package for an industrial unit.

In 2006 Eni will continue its development activity at the Sannazzaro pilot plant consolidating the Fischer-Tropsch synthesis and optimizing its integration in the first two phases in order to define the optimal size of the GTL module along with its basic design package.

INNOVATIVE FUELS: CLEAN DIESEL FUEL PROGRAM
In its effort to improve the quality of its fuels, in 2002 Eni started to sell new virtually sulphur free (less than 10 ppm) products (first BluDiesel and since 2004 BluSuper) anticipating their compliance with EU regulations mandatory beginning in 2009.

With a longer term objective Eni started a clean diesel fuel program that aims at identifying the optimal formula for a diesel fuel with high performance and low particulate emissions using as benchmark GTL Fischer-Tropsch gasoil.

ENVIRONMENTAL PROTECTION
In the area of environmental protection, with the cooperation of partners from industries and academia, Eni is developing technologies for reducing the environmental impact of offshore and onshore E&P and refining operations.

In this area the following projects are worth mentioning:

•	GHG Program The integrated Green House Gases (GHG) research program aims at verifying the industrial feasibility of the geological sequestration of carbon dioxide in depleted fields and salty aquifers.
•	The Early Warning Monitoring System (EWMS) project, for real time recording of the physical and chemical profiles of Eni’s productive activities and of their environmental context through a single computerized platform.
•	The Hydrogen Project aiming at developing a portfolio of technologies for producing hydrogen at competitive costs, also in medium to small sized plants.

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

Environmental Matters

Environmental Regulation

Eni’s operations, products and services are subject to numerous EU, national, regional and local environmental laws and regulations, including legislation that implements international conventions or protocols. In particular, these laws and regulations require that an environmental impact assessment is performed for new operations, restrict the types, quantities and concentration of various substances that can be released into the environment, limit or prohibit activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations also restrict emissions and discharges to surface and subsurface water resulting from the operations and set the rules for the generation, handling, transportation, storage, disposal and treatment of waste materials.

Environmental laws and regulations have a substantial impact on Eni’s operations. Some risks of environmental costs and liabilities are inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred.

Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s Consolidated Financial Statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s Consolidated Financial Statements due to: (i) the possibility of as yet unknown contamination of industrial sites; (ii) the results of the ongoing surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of new environmental legislation and rules, such as: (a) the decree of the Ministry of Environment No. 367 published on January 8, 2004, that regards the fixing of new quality standards for aquatic environment and dangerous substances and Legislative Decree No. 59/2005 concerning the integrated environmental authorization (IPPC), (b) the application of European directive 2004/35/EC concerning environmental responsibility for prevention and reclamation of environmental damage, referred to in paragraph 439 of the single Article of Law No. 266/2005 (budget law for 2006), and (c) a legislative decree to be issued in implementation of Law No. 308 of December 15, 2004 that delegated to the Government the restructuring of regulations concerning waste disposal and reclamation of polluted areas, protection of waters from pollution and management of water resources, payment of environmental damage, procedures for the evaluation of environmental impact and for the strategic environmental impact as well as protection from emission into the atmosphere within 18 months. The Decree n. 152/2006 was approved by the Council of Ministers on February 10, 2006 has been in force since April 29, and it is now under examination by the new Government. The decree also implements European directive 2000/60/EC that established a European action framework for the protection of waters; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

A brief description of major environmental laws impacting on Eni’s activity follows.

Decree No. 471/1999 Management of waste, toxic waste, packaging and packaging waste is regulated by Legislative Decree No. 22 of February 5, 1997 which refers to three European Directives (91/156/CEE, 91/689/CEE and 94/62/CE) and provides incentives to clean technologies and recycling and reuse of waste. This decree prohibits the uncontrolled disposal of waste underground and in the water and obliges polluting entities to remediate polluted areas. Whenever it is not possible to identify one person or entity responsible for existing pollution, the owner of the polluted area is expected to pay for its remediation. This decree became operational with Decree No. 471/1999 of the Ministry of the Environment, which also defined: (i) limits for the contamination of soils and underground waters; (ii) general guidelines for remediation and environmental recovery of polluted areas; and (iii) criteria for the identification of polluted areas of national interest. For the storage of toxic waste, the decree favors techniques avoiding transport of waste and their on-site treatment. Whoever causes, willfully or accidentally, pollution of an area or actual danger of pollution is expected to react within 48 hours according to the procedure set by the decree. At present Eni is not yet able to evaluate the possible future consequences deriving from the completion of on-going surveys and other possible effects of the application of Decree No. 471/1999 of the Ministry of Environment; however there can be no assurance there will not be a material adverse impact on Eni’s results of operations and financial position from the application of that decree. Law 388/2000 changed the regulations concerning the remediation of polluted sites, easing the discipline of crimes related to events prior to Legislative Decree No. 22/1997 and imposing the remediation of sites where industrial activity is ongoing. However, the remediation is to be carried out provided that it does not involve a significant disruption in operations; remediation costs can be amortized in ten years.

The new Decree No. 152/2006, concerning the overall revision of previous environmental laws, supercedes Decree 471/1999 and, in particular, it envisages that risk assessment be performed in order to define the extent of the required remediation. At this early stage it is not possible to assess the impact of the new law on Eni’s activities, but it is expected that, in general, the introduction of risk assessment could reduce the extent of the remediation projects.

In accordance with European guidelines, the protection from water pollution was strengthened with Legislative Decree No. 152/1999 as completed by Decree No. 258/2000 and by Decree No. 367 of the Ministry of Environment. Decree No. 258/2000 provides for an integrated protection of water resources by extending control from each discharge place to all the effects of accumulation and interactions of various discharges into one single water course and set quality objectives to be reached by 2008. All discharges require preventive authorization, to be renewed every four years, and must lie below the thresholds set by Regions. The Decree No. 152/2006 has also renovated the previous water legislation, by aligning it to the less restrictive EU water directive. To date Eni cannot evaluate the possible impact of the application of the new law. However, there can be no assurance that there will not be a material adverse impact on Eni’s operations due to measures adopted by local authorities whenever the quality of a certain water source does not comply with set standards due to the industrial activity of all plants located above that water source.

Law 372/1999 will gradually enter into force. This law, which is related to the European Directive 96/61/CE (IPPC - Integrated Pollution Prevention and Control), envisages that industrial installations will apply for an integrated authorization concerning emissions, wastes and water discharges. The calendar for the request of the integrated authorization has recently been defined. Many of Eni’s plants – refineries, chemical plants, power stations – will have to apply for the authorization by the year end. All the Eni installations are getting ready to request the IPPC authorization, which will have a five year duration, in general, and eight years for installations registered according to EMAS regulation. In order to secure the extended authorization, some Eni installations have obtained or are in the process of obtaining the EMAS registration.

As of the year 2003, according to the IPPC Directive, the Member States of the EU had to communicate their national values of emissions into the atmosphere, wastes produced and managed and, finally, discharges into water of some compounds specified in the annexes of the directive relative to EPER (European Pollutant Emission Register). The Directive applies to several Eni plants, so the Eni divisions and/or companies which own these plants have reported their data to the authority in charge of preparing the Italian national communication.

On January 2006, EU Regulation No. 166 was issued concerning the Pollutant Releases and Transfers Register (PRTR), which are an extensions of the previous EPER registers and deals with all the emissions and transfers of 91 pollutants to air, water and soil. PRTR registers will be operational in the year 2009, with respect to 2007 emissions. To comply with the obligations Eni is considering the use of a group-wide Environmental Information System.

For a description of the impact of Law No. 316 of December 30, 2004 (Emission trading) on Eni’s business, see below in "Implementation of the Kyoto Protocol".

HSE Activity for the year

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

At the end of 2003, Eni issued a management system model (MSG) based on a yearly cycle including planning, implementation, control, review of results and definition of new objectives. In 2005 business units continued implementing this management system along with an audit program aiming at checking its functioning in Eni’s business segments and at identifying any measures for its improvement.

In 2005, Eni’s business units continued to obtain certification of their management systems and operating units according to the most stringent international standards. As of December 31, 2005, the total number of certifications obtained was 155 (133 in 2004), of which 82 certifications met ISO 14001 standard.

Environment In 2005, Eni incurred a total expenditure of euro 1,066 million for the protection of environment, up 33% from 2004. Current environmental expenditure amounted to euro 690 million and related mainly to the intense program of site remediation started in the past few years. Capitalized environmental expenditure amounted to euro 375 million and related mainly to water management and soil and subsoil protection.

Safety Eni is strongly committed to adopting a preventive approach to safety in order to reduce the occurrence of accidents and their consequences. Operations are managed with a special focus on the safety of workers, contractors and local communities. In line with international best practice, safety, prevention and work hygiene include:

(i)	identification of dangers, evaluation and reduction of risks related to the deployment of work activities;
(ii)	development and implementation of monitoring measures; and
(iii)	investigation and analysis of accidents and near misses in order to learn from them and increase the ability to prevent and mitigate risks.

In 2005, expenditure for safety on the workplace amounted to euro 391 million, 57% of which were for current expenditure with the remaining part being capitalized. In 2005, the injury frequency rate measured as the number of injuries per million hours worked by Eni’s employees was approximately 3.17, declining from the 2004 level of 4.47.

Health Activities for the protection of health aim at improving general work conditions and are developed according to three main principles: (i) protection of employees’ health; (ii) prevention of accidents and professional diseases; and (iii) promotion of healthier behaviors and life styles in workplaces.

In 2005 approximately euro 40 million was invested in the protection of health.

In Italy, health surveillance is performed in each operating unit through a network of health centers and by means of medical examinations, controls and monitoring campaigns for the major physical, chemical and biological risk agents. The health of employees outside Italy is protected likewise, in many cases integrating the typical activities of medicine on the workplace and first aid with the activities dedicated to primary health care extended also to family members and in many cases also to local communities.

Eni has a network of 339 own health care centers located in its main operating areas, of these 241 centers are outside Italy and are managed by local staff (322 doctors and 384 nurses). A set of international agreements with the best local and international health centers ensures efficient service and timely reactions to emergencies.

In 2005 Eni boosted its E-medicine program aimed at increasing the quality of health care provided to employees and to health operators in Italy and outside Italy, that integrates computerized technologies and advanced telecommunication systems. The program includes three projects:

(i)	health card, on line access to health data of employees by means of an electronic card provided first to groups of employees outside Italy, that will be progressively extended to all employees;
(ii)	telemedicine, a project oriented mainly to health care outside Italy, but open also to Italian industrial sites, based on contacts with highly qualified health centers worldwide and capable of providing real time consultation. This project is operating in Congo and Nigeria and in 2005 has been extended to four sites in Libya; and
(iii)	e-learning, this project provides access to continuous training programs in the field of health to Eni’s health operators in Italy and outside Italy by means of remote learning devices.

In Italy, Eni started a program of prevention, both through information campaigns and by means of screening procedures and direct actions accessed on a voluntary basis. The areas concerned are:

(i)	prevention of cancer;
(ii)	prevention of cardiovascular diseases; and
(iii)	prevention of certain infective diseases.

Outside Italy, Eni promoted specific information campaigns for the protection of its employees, their families and local communities, such as those for the prevention of malaria (in Nigeria and Azerbaijan) and the prevention of HIV transmission (in Nigeria and Congo).

Implementation of the Kyoto Protocol

On February 16, 2005 the Kyoto Protocol entered into force and with it the commitments of the Annex I Parties which have ratified the protocol, including the EU and Italy. According to Law No. 120/2002, Italy committed itself to reduce GHG emissions by 6.5% in the period 2008-2012 as compared to 1990 values. Reductions can be achieved both through internal measures and through a series of instruments supplementary to internal measures. These are the so-called flexible mechanisms, which allow an enterprise to carry out projects in developing countries (CDM - Clean Development Mechanism) and in industrial countries with transition economies (JI - Joint Implementation) in order to obtain emissions credits and to purchase Assigned Amount Units from other Annex I countries, that have a surplus of these Kyoto units (IET - International Emission Trading).

Italy, as an EU Member State, is participating in the EU Emission Trading Scheme, which established, on January 1, 2005 the largest carbon market in the world.

The National Action Plan for the reduction of greenhouse gas emissions 2003-2010, sets out the allowances assigned to each sector and installation. Eni has cooperated with the authorities responsible for the preparation of the National Allocation Plan and it is also active in the utilization of the Kyoto Flexible Mechanisms. In fact, due to its presence in 70 countries, Eni is an elective partner for carrying out CDM and JI projects thus contributing to the Italian program of greenhouse gas reduction. In December 2003 during the Conference of Parties to the Kyoto Protocol – COP9 – Eni and the Ministry of the Environment signed a Voluntary Agreement for using flexible mechanisms, promoting CDM and JI and contributing to the sustainable development of host countries.

Law No. 316 of December 30, 2004 which converts Law Decree No. 237/2004 has implemented European directive 2003/87/EC which establishes a system for emission trading targeted to industrial installations with high carbon dioxide emissions. From January 1, 2005, this European emission trading scheme has been in force and on this matter on February 24, 2006 the Ministry of the Environment published a decree assigning the EU allowances for the 2005-2007 period to each industrial installation included in the scheme. In the first period of commitment, emissions not covered by corresponding allowances are subject to a fine amounting to euro 40/tonne of carbon dioxide. All companies are expected to identify and carry out projects for emission reduction. Eni participate to the ETS scheme with 61 plants in Italy and two outside Italy, which collectively represent about a third of all greenhouse gas emissions generated by Eni’s plants worldwide. Eni was assigned, for the existing installations, allowances equal to 65.2 million tonnes of carbon dioxide (of which 22.4 for 2005, 21.4 for 2006 and 21.4 for 2007). New EU allowances are expected for new entrants, especially in power generation. In 2005, emissions of carbon dioxide from Eni’s plants were lower than permits entitled.

In order to play an active role in the ETS Eni:

(i)	prepared a methodological and organizational protocol for the accounting of greenhouse gas emissions;
(ii)	implemented a database for a precise evaluation of emissions;
(iii)	evaluated the compliance of existing monitoring and reporting systems in plants in order to identify improvement requirements; and
(iv)	defined a system for balancing emissions from individual plants and business units in order to guarantee the payback of emission rights due.

Eni is also upgrading its ongoing program for the reduction of energy consumption and related CO2 emissions.

A significant reduction potential can be derived from production activities outside Italy, that in some cases, given the lack of local market outlets, require the flaring of natural gas associated to oil production. The elimination of flaring and the use of associated gas for the development of local economies allow sustainable development while reducing greenhouse gas emissions. The validation of such projects as Clean Development Mechanism and JI will provide emission credits and facilitate the achievement of the Italian reduction target, as set by the Kyoto Protocol. Eni already carried out Zero Gas Flaring projects in Nigeria and Congo while others are underway. In 2004 Eni prepared the documentation required for the Kwale-Okpai combined cycle power station in Nigeria to qualify as a Clean Development Mechanism project, the power station utilizes the associated gas formerly flared. Moreover, Eni endorsed the Global Gas Flaring Reduction Initiative of the World Bank in order to fight for the elimination of obstacles to the completion of gas flaring reduction projects.

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

Regulation of Eni's Businesses

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

In the early 1990s, the Government commenced the gradual liberalization of the Italian hydrocarbons industry by implementing legislation that provided for, among other things: (i) the elimination of price controls on petroleum products, (ii) the abolition of Eni’s right of first refusal with respect to the purchase of natural gas produced offshore Italy; (iii) the implementation of a partial third-party access system for the transportation of natural gas; (iv) the establishment of a system for the updating of natural gas retail prices; and (v) the establishment of a royalty reduction program. Law No. 481 of November 14, 1995 (the "Authority Law"), provided for the establishment of a new regulatory body, known as the Autorità per l’Energia Elettrica e il Gas (the "Authority for Electricity and Gas"), a public body charged with, among other things, regulatory supervision of electricity activities and natural gas distribution in order to guarantee the promotion of competition and efficiency while providing for an adequate level of service quality. As the latter is concerned, the Authority for Electricity and Gas is mainly responsible for the public service of natural gas distribution through urban networks.

Legislative Decree No. 164/2000 ("Decree No. 164"), which enacted the European Directive on Natural Gas 98/30/CE into Italian legislation, regulates the Italian natural gas market. Prior to the implementation of Decree No. 164, the Italian natural gas market lacked a legislative framework. "See – Natural Gas" below.

Legislative Decree No. 32 of February 11, 1998 ("Decree No. 32") as amended by Legislative Decree No. 346 of September 8, 1999 and Law Decree No. 383 of October 29, 1999, significantly changed Italian regulation of service stations. In particular, the Decree replaced the process of concessions granted by the Ministry of Industry, regional and local authorities with a license granted by city authorities. "See – Refining and Marketing of Petroleum Products" below.

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

Exploration and Production

Exploration Permits and Production Concessions Pursuant to the Hydrocarbons Laws, all hydrocarbons existing in their natural condition in strata in Italy or beneath its territorial waters (including its continental shelf) are the property of the State. Exploration activities require an exploration permit, while production activities require a production concession, in each case granted by the Ministry of Productive Activities (formerly Ministry of Industry). The initial duration of an exploration permit is six years, with the possibility of obtaining two three year extensions and an additional one year extension to complete activities underway. Upon each of the three year extensions, 25% of the area under exploration must be relinquished to the State. The initial duration of a production concession is 20 years, with the possibility of obtaining one ten year extension and additional five year extensions until the field depletes.

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

Storage of natural gas

The right to store natural gas in depleted fields in Italy is exercised pursuant to concessions granted by the Ministry of Productive Activities (formerly Ministry of Industry). Before Decree No. 164 came into force, only entities already holding a concession to exploit a hydrocarbon deposit were entitled to receive a concession to store natural gas, which is granted by the Ministry of Productive Activities. The initial duration of a concession is 20 years, with the possibility of obtaining at most two ten year extensions if they complied with the storage programs and other obligations deriving from said concession as per Law No. 239/2004. After the expiration of a concession, new storage or production concessions on the same field may be granted through competitive auctions. Pursuant to Decree No. 625, unused storage capacity can be made available to third parties, subject to the approval of the Ministry, on a negotiated basis. Until December 31, 1996, Eni had the exclusive right to store natural gas in depleted fields in the Exclusive Area. Decree No. 625 eliminated this exclusive right, while granting Eni the right to obtain upon application storage concessions effective from January 1, 1997 that would preserve the rights vested with Eni during the regime of exclusivity (based on current storage activities or certain statutory conditions). Eni obtained the ten storage concessions which it had applied for.

The most important aspects of Decree No. 164 concerning production and storage activities performed by Eni are the following: (i) it favors the development of domestic natural gas reserves; (ii) storage is to be carried out by a separate company not operating in other gas activities (such as Stoccaggi Gas Italia SpA) or by companies which only engage in transmission and dispatching, provided the accounts of these two activities are clearly separated from the accounts of storage. Existing storage concessions are subject to the Decree. Their original term was confirmed and includes relevant production concessions; (iii) the need for strategic storage in Italy is defined explicitly; the burden of strategic storage is imposed upon companies importing from non-EU countries, which have to provide a strategic storage capacity in Italy corresponding to 10% of the amount of natural gas imported each year; (iv) holders of storage concessions are required to provide storage capacity for domestic production, for strategic use and for modulation to eligible users without discriminations, where technically and economically viable; (v) modulation storage costs are charged to shippers which have to provide modulation services adequate to the requirements of final customers; (vi) storage tariffs criteria are determined by the Authority for Electricity and Gas in order to ensure a proper return on capital employed, taking into account the typical risk inherent in upstream activities, as well as volumes stored for ensuring peak supplies and provides incentives to capital expenditure for the upgrading of the system; (vii) in the transitional period until the publication of the Authority’s decision, storage companies determine and publish their own tariffs; and (viii) the Authority for Electricity and Gas has to establish the criteria and priority of access most storage operators have to include in their storage codes.

In compliance with the provisions of Article 21 of Decree No. 164/2000, on October 21, 2001 all storage activities carried out within the Eni Group were conferred to Stoccaggi Gas Italia SpA ("Stogit"), which holds ten storage concessions.

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

On March 3, 2006, the Authority for Electricity and Gas with Decision No. 50/2006 published the criteria for determining storage tariffs for the second regulated period. This decision changes the regulation in force in the first regulated period, introducing maximum allowed revenues affecting the capacity component (space and flow) and confirming the price cap mechanism for the commodity component. It also establishes a single national tariff. The decision confirms the mechanisms for the evaluation of net capital employed already defined for the first regulated period; the return on capital employed is reduced from 8.33% to 7.1% (pre-tax). Based on the new tariff regime and keeping into account that all the capacity available in 2006 is considered in the calculation of tariffs, revenues expected in the thermal year from April 1, 2006 to March 31, 2007 amount to about euro 280 million, decreasing 20% from the previous thermal year. The decision contains also incentives to capital expenditure for the development of storage by recognizing an additional rate of return of 4% on the basic rate for 8 years for capital expenditure increasing capacity and for 16 years for the development of new storage sites. Decision No. 56 of March 16, 2006 approved Stogit’s tariff proposals for 2006-2007 thermal year.

With Decision No. 119/2005, the Authority for Electricity and Gas regulates ways for the supply of modulation, mineral and strategic storage services on part of storage companies, as well as the service for the operating balancing of transport companies and provides a basic scheme for the preparation of companies’ storage code.

By February 1 of each year, the storage company is to publish on its internet site: (i) its plant operating and maintenance program for the following thermal year (the thermal year for storage starts on April 1 and ends on March 31 of the following year); (ii) its upgrading and divestment plan as authorized by the Ministry of Productive Activities; and (iii) storage capacity available for each of the services provided.

As concerns the modulation and mineral storage services, in its storage code the company defines a program for the injection phase and the offtake phase, indicating the optimization criteria and flexibility margins provided to users. The offtake phase takes place between November 1 and March 31, the injection phase between April 1 and October 31. The volumes of gas offtaken by the user cannot be higher than the volumes injected or the volumes the customer is entitled to.

The capacity destined to mineral and strategic storage is determined by the Ministry for Productive Activities. As concerns strategic storage, the company makes available the volumes of natural gas in storage it owned resulting from its closing balance at December 31, 2001. For any additional volumes that can contribute to the reaching of the thresholds set by the Ministry, the price is suggested by the storage company and set with a bid procedure. The user can request only storage capacity and inject own natural gas volumes.

Storage capacity is assigned by the storage company for periods no longer than a thermal year by March 1, of each year. The first requests to be met are those for strategic storage and for the operating balancing of the system. The residual capacity available and the maximum daily offtake capacity is assigned according to the following order of priority to: (i) holders of production concessions requesting mineral storage services; (ii) entities deploying natural gas sale activities who are obliged to provide modulation of their supply to their customers according to Article 18, paragraphs 2 and 3 of Legislative Decree 164/2000, for maximum volumes corresponding to a seasonal demand peak with average temperatures, on the terms and conditions established by a procedure to be issued by the Authority for Electricity and Gas; (iii) to the entities mentioned in (ii) above only for those additional maximum volumes related to a seasonal demand peak in case of certain low temperatures measured on a 20 year period, under the terms and conditions of the procedure mentioned in (ii) above; and (iv) the entities requesting access for services different from the ones mentioned above. A procedure to be issued by the Authority for Electricity and Gas will establish the criteria for assigning capacity when the requests mentioned in (iv) above exceed availability.

During the storage thermal year, the company makes new assignations when new capacity becomes available. Users are allowed to sell to each other volumes of gas injected or capacity assigned. Users are requested to transmit to the storage company one week in advance of the next, programs for injection or offtake, within the limit of assigned capacity, confirming each day the bookings for the following day.

The Decision No. 50/2006 also regulates the charges for balancing and replenishing storage for the first regulated period, while for calculating the tariffs related to balancing and replenishing in the second regulated period the Authority is expected to publish a new decision.

If the user offtakes a peak daily amount higher than the assigned amount, without replenishing by purchasing, the storage company applies, for each month to the maximum difference between peak daily capacity actually used and peak daily capacity entitled, a variable charge depending on the volumes of gas in storage on the day of the offtake and the number of days of exceeding use.

If the volumes input to storage are higher than the capacity assigned and the user does not purchase additional capacity or sell excess natural gas volumes within 15 days from receiving information on its position, the storage company will: (i) apply to the maximum exceeding volume in a month a variable balancing charge depending on the month of injection; and (ii) sell, on behalf of the user that has not yet done it, the volume of gas injected exceeding the assigned capacity in the day or days of the thermal year of storage in which working gas reached its maximum amount, if the transport company reduced the volumes planned by users of transport at one or more interconnection points at the border and the same transport users also hold storage capacity.

If the volumes of gas offtaken by a user are higher than those held in storage and the user fails to replenish by means of a purchase, charges are applied that relate to replenishment of offtake from strategic storage, which include: (i) in case of offtakes allowed by the Ministry of Productive Activities, the replenishment of the first volumes input to storage right after the offtake and the payment by the user of a charge applied to the maximum accumulated volume of offtaken gas, net of an income proportional to volumes replenished, as determined by the Authority, as well as the payment of balancing charges without penalty; and (ii) in case of non authorized offtake, the income recognized to the user for replenishment is reduced by a fixed amount. Proceeds from the replenishment of strategic reserves are subdivided proportionally among users in charge of strategic storage services, except for the proceeds from the replenishment of gas offtaken without authorization that are proportionally distributed to all users. Proceeds to the storage company from the application of balancing charges are proportionally distributed to users.

With Decision No. 21 of January 31, 2006, the Authority for Electricity and Gas increased these charges by different amounts with respect to authorized and unauthorized offtakes. On the basis of these provisions, Eni may incur material charges for storage services in case of unauthorized offtakes from the strategic reserve. Eni appealed against this decision.

With Decision No. 266/2005 the Authority for electricity and gas started an inquiry leading to a possible administrative sanction (fine under Law No. 481/1995) alleging that Stogit’s behavior does not conform with the discipline contained in Decision No. 119/2005 concerning access to and provision of storage services.

On the use of storage capacity conferred in 2004/2005 and 2005/2006 With Decision No. 37 of February 23, 2006, the Authority for Electricity and Gas started an inquiry on a few natural gas selling companies, among which Eni, with reference to the use of storage capacity in years 2004-2005 and 2005-2006. For the 2004-2005 thermal year and for the period from October 1, 2005 to December 31, 2005 the Authority for Electricity and Gas deemed improper the use of modulation storage capacity. In fact the Authority for Electricity and Gas judged offtakes to be higher than the volumes considered necessary to satisfy the requirements for which the storage company was awarded priority given the weather of the period.

Eni also held natural gas for strategic reserve purposes in its storage business, as established by Decree No. 164. The strategic reserves of gas are defined as "stock destined to meet situations of deficit/decrease of supply or crisis of the gas system". The Ministry of Productive Activities determines quantities and usage criteria of such reserves. As of December 31, 2005 Eni held approximately 180 BCF of strategic reserves of natural gas (180 BCF at year end 2004).

Gas & Power

Natural gas market in Italy

The European Directive on Natural Gas was implemented into Italian legislation through Legislative Decree No. 164 of May 23, 2000 ("Decree No. 164"), effective from June 21, 2000. As concerns natural gas activities carried out by Eni the most relevant aspects of the decree are as follows: (i) starting in 2003 all customers are eligible customers (with access to the natural gas system and free to choose their supplier of natural gas); (ii) from January 1, 2003 to December 31, 2010 no single operator is allowed to hold a market share higher than 50% of domestic sales to final customers. In addition, no single operator is allowed to supply more than 75% of all natural gas volumes introduced in the domestic transmission network by 2002, decreasing by 2 percentage points per year until it reaches 61%. Compliance with these ceilings is verified annually by comparing the allowed average percentage on a three year basis for volumes input or sold to the average percentage obtained by each operator in the same three year period. Allowed percentages are calculated net of losses (in the case of sales) and volumes of natural gas consumed in own operations. In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in own operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and for volumes input into the Italian network to be sold in Italy; (iii) imports from the European Union are free, while natural gas imported from outside the European Union is subject to an authorization of the Ministry of Productive Activities. Subjects importing from countries outside the EU must secure a certain availability of strategic storage. Such constraints apply also to the import contracts entered into before the coming into effect of Decree No. 164, these contracts are automatically considered authorized since this date; (iv) natural gas transport and dispatching activities have to be carried out by a separate company that is not allowed to carry out any other activity in the natural gas field, with the only exception of storage, for which, however, accounting and operating separation is envisaged. Also distribution, which includes the transport of natural gas by means of local gas pipeline networks for delivery to customers, has to be carried out by a separate company which may not perform other gas related activities. Sale activity to final customers is compatible only with import, export and production activities and is subject to an authorization from the Ministry of Productive Activities. Concessions for the distribution of natural gas will be assigned only through an auction procedure; and (v) tariff criteria and return on capital employed for transport, dispatching, storage, use of LNG terminals and distribution are determined by the Authority for Electricity and Gas. Third parties are allowed to access transport infrastructure, storage sites, LNG terminals and distribution networks on a regulated basis. As provided for by the decree, a Network Code containing norms and regulations for the operation of and access to infrastructure was prepared by operators on the basis of criteria set by the Authority for Electricity and Gas.

In particular 2005 closes the second three year regulated period for natural gas volumes input in the domestic transmission network (for which the allowed average percentage is 71% of domestic consumption of natural gas) and the first three year regulated period for sales volumes (for which the allowed average percentage is 50% of gas sales). Eni’s presence on the Italian market complied with said limit.

Law No. 239 of August 23, 2004 on the restructuring of the energy sector in Italy

This law provides for:

•	a derogation to third party access granted to companies that make direct or indirect investments for the construction of new infrastructure or the upgrading of existing ones such as: (i) interconnections between EU Member States and national networks; (ii) interconnections between non-EU States and national networks for importing natural gas to Italy; (iii) LNG terminals in Italy; and (iv) underground storage facilities in Italy. Investing companies can obtain priority on the conferral of new capacity for a portion of not less than 80% of the new capacity installed and for a period of at least 20 years.
•	Paragraph 34 of the single article prohibits undertakings active in the field of natural gas and electricity with a concession for local public services or for the management of networks (excluding all sale activities) from operating in a competitive market for post-counter services, in the areas where they hold the concession for the duration of the concession, including through subsidiaries or affiliates.
•	Paragraph 51 cancels paragraph 5 of Article 16 of Legislative Decree No. 164/2000, which obliged distribution companies to ascertain the safety of plants which do not only supply gas to productive units and safety of post-counter services.
•	Paragraph 69 provides the authentic interpretation of the rule introduced by Legislative Decree No. 164/2000 concerning the transitional regime of concessions for natural gas distribution activities in urban centers existing at June 21, 2000, which allows for an anticipated repayment of the distribution service, despite being provided through a bid procedure rather than direct entitlements. This law changes the provisions defined by Legislative Decree No. 164/2000 by: (i) extending to December 31, 2007, the transitional period for the continuation of existing concessions, with a possible extension of one further year when public interest is considered important by local authorities; and (ii) canceling the adding up of possible extensions, as provided for by Legislative Decree No. 164/2000, in case of certain conditions (business restructuring, size parameters, shareholding composition). The end of concessions awarded on the basis of a bid procedure remains set at December 31, 2012.

Law Decree No. 239/2003 Law Decree No. 239/2003, converted with amendments into Law No. 290/2003, prohibits companies operating in the natural gas and electricity industries to hold stakes higher than 20% in the share capital of companies owning and managing national networks for the transmission of natural gas and electricity from July 1, 2007. Law No. 266/2005 (budget law for 2006) extended this deadline from July 1, 2007 to December 31, 2008. At December 31, 2005 Eni held a 50.05% interest in Snam Rete Gas. Following this provision, Eni will have to sell part of its stake in Snam Rete Gas – until it reaches the 20% maximum interest allowed within the end of 2008.

On March 23, 2006 a Law Decree of the President of the Council of Ministers defined criteria and modes for the divestment of the interest held by Eni in Snam Rete Gas SpA, introducing the special powers of the Ministry of Economy and Finance provided for by the regulations on the divestment of interests held by the Italian Government ("golden share") in the by-laws of this company.

Natural gas emergency procedure On December 12, 2005, the Minister of Productive Activities updated the emergency procedure to cope with a natural gas shortage in the event of unfavorable climatic events. In particular the new established procedure set the following sequence of activities:

•	an increase of gas availability (maximization of natural gas importation);
•	activation of the interruption of customers with interruptible contracts;
•	interruption of supplies to "dual-fuel" plants;
•	further actions to reduce natural gas consumption of "dual-fuel" plants; and
•	further initiatives to reduce natural gas consumption.

In order to manage the natural gas emergency during the 2005-2006 winter opened on December 19, 2005, the following provisions were adopted:

•	Resolution No. 10/2006: the Authority introduced an auction mechanism to activate an interruption temporary system of the gas natural supply;
•	Ministerial Decree of January 24, 2006: the Ministry of Productive Activities reduced emissions limits to the power generation plant up till March 31, in favor of the use of oil; and
•	Ministerial Decree of January 25, 2006: the Ministry of Productive Activities reduced from 1 to 28 of February the allowed limits of temperature in the residential buildings.

The Ministry of Productive Activities declared the end of the emergency procedure on March 22, 2006.

Natural Gas prices

Prices of natural gas sold to industrial and thermoelectric customers as well as to wholesalers are freely established among buyers and sellers following the liberalization of the natural gas sector introduced by Decree No. 164. Eni applies a multi-choice price structure to its individual customers or groups of customers who are able to choose among various forms of price indexation. This price structure aims at reducing the impact of the volatility of raw material prices due to fluctuations in the prices of energy parameters and in exchange rates by introducing mechanisms that minimize commodity risks. The Authority for Electricity and Gas holds a power of surveillance on this matter (see below) under Law No. 481/1995 (establishing the Authority for Electricity and Gas) and Legislative Decree No. 164/2000. See below for a discussion of natural gas prices of sales of natural gas to residential and commercial customers which were not eligible customers until December 31, 2002.

The Decree of the President of the Council of Ministers of October 31, 2002 conferred to the Authority for Electricity and Gas the powers to: (i) define, calculate and update and gas selling prices also after the opening up of markets set at January 1, 2003 for customers who were not-eligible customers until December 31, 2002; (ii) define methods for updating selling prices with reference to variable costs that minimize the impact of inflation; and (iii) define criteria for allocating the costs deriving from social support measures, in order to reduce the aggregate net cost of interventions as much as possible and to ensure neutrality in the application of selling prices to the various groups of users. Consistently with this decree, the Authority for Electricity and Gas: (i) with Decision No. 195 of November 29, 2002 changed the methods for periodically updating selling prices for natural gas in connection with changes in international prices of crude oil and refined products. Such changes concern the schedules update process (from every two months to every three), and the duration of the reference period for the calculation of changes in average international prices as compared to the application quarter (from the preceding six months to the preceding nine months). The invariance threshold, beyond which tariffs are updated, remained at 5%; and (ii) with Decision No. 207 of December 12, 2002, it decided that companies selling natural gas through local networks have to maintain the conditions applied to non-eligible customers until December 31, 2002 until the customer accepts a new contract offer. In addition, the Authority for Electricity and Gas decided that these companies can propose their own new contract offers and the tariffs determined according to the criteria established by the Authority for Electricity and Gas, adequately advertising them before March 31, 2003 (such offers must be published on the companies web page, on at least one newspaper of general circulation and on the Official Gazette of their region or autonomous province).

With Decision No. 248 of December 29, 2004, the Authority for Electricity and Gas changed the indexing mechanism concerning the raw material component in tariffs paid by end customers that were non-eligible customers until December 31, 2002 according to Decision No. 195/2002. The decision introduced the following changes: (i) establishment of a cap set at 75% for the changes in the raw material component if Brent prices fall outside the 20-35 dollar/barrel range; (ii) change of the relative weight of the three products making up the reference index of energy prices whose variations – when higher or lower than 5% as compared to the same index in the preceding period – determine the adjustment of raw material costs; (iii) substitution of one of the three products included in the index (a pool of crudes) with Brent crude; and (iv) reduction in the value of the variable wholesale component of the selling price by euro 0.26 cents per cubic meter in order to foster the negotiation of prices consistent with average European prices in gas import contracts starting from October 2005. Decision No. 248/2004 obliges Italian suppliers to wholesalers to renegotiate supply contracts in light of the price revision introduced by same decision in supply contracts between wholesalers and end users. This decision also states that the Authority may review these clauses in the light of import contracts. Eni provided the Authority with the terms of its import contracts that may lead the Authority to reconsider its decision, as Eni is one of the largest importers to Italy.

In May-October 2005 the Regional Administrative Court of Lombardy, based on claims of Eni and other operators, annulled Decision No. 248/2004. In March 2006, the Council of State annulled the decision of the Regional Administrative Court of Lombardy in the case of a single operator and, at the same time, postponed to the plenary meeting of the Council of State the case of an association of natural gas wholesalers and local selling companies, taking into account a possible procedural flaw. Furthermore, the Council of State postponed its decision on the appeal proposed by the Authority against the decision of the Regional Administrative Court of Lombardy in favor of Eni after the decision of the plenary meeting of the Council of State on said procedural issues (expected to occur late in 2006).

In December 2005 the Authority for Electricity and Gas implemented Decision No. 248 for the first quarter 2006 through Decision No. 298/2005. The Regional Administrative Court of Lombardia initially suspended Decision No. 298/2005 based on claims of Eni and other operators. Then the same Court cancelled the suspension it had initially granted. Therefore Decision No. 298/2005 is now fully effective. On March 28, 2006, the Authority for Electricity and Gas issued Decision No. 63/2006 which updates tariffs for the April-June 2006 quarter, in application of Decision No. 248/2004. Eni appealed also this decision for the reasons stated above.

Eni’s management expects a negative outcome of this matter. In fact Eni accrued a material provision in its 2005 Consolidated Financial Statements in order to reflect the risks associated with this matter. In 2006 management expects Eni’s results of operation to be adversely impacted by a material amount in light of the high Brent crude oil prices, in the event Decision 248/2004 is implemented in its original form. Actually Eni’s results of operations for the first quarter 2006 were negatively affected by this matter. See "Item 3 – Risk Factors" and "Item 5 – Results of Operations and Recent Developments".

With Decision No. 65/2006, the Authority started a consultation with operators to redefine mechanisms for the updating of the raw material component in natural gas prices to households and established provisions concerning partial adjustments for final customers related to differences between Decision No. 248/2004 and the previous Decision No. 195/2002. Consistently with the appeal against Decision No. 248/2004, Eni appealed also against Decision No. 65/2006 with the Regional Administrative Court of Lombardia. The Authority, in the consultation document published on May 17, 2006, proposed the followings: (i) while confirming a quarterly basis mechanism for the updating of the raw material component in natural gas price formulas, with a five percentage points of invariance threshold as provided for by Decision No. 195/2002, a monthly updating mechanism is proposed for the recognition of purchase costs borne by operators with an half percentage point invariance threshold; (ii) the establishment of a compensatory fund which will redistribute among operators the differences between natural gas prices recognized to end customers and the raw material costs incurred by operators; and (iii) the fixation of a range of $35-60 per barrel of Brent crude oil to which selling companies apply the 75% cap, limiting the ability to pass increases in the purchase cost onto final customers. Beyond $60, increases in the purchase cost are proposed to be transferred to end customers with a 90-95% cap for a maximum two year transition period. In addition the Authority confirmed the obligation of suppliers to wholesalers to renegotiate supply contracts taking account of the new price mechanism introduced by Decision No. 248/2004. Management expects the proposed changes to partially mitigate the impact of Decision No. 248/2004, as they do not enable Eni to fully recover the purchase cost of natural gas in selling prices.

Inquiry of the Authority for Electricity and Gas on import purchase prices With Decision No. 107/2005 the Authority for Electricity and Gas started a formal inquiry under Law No. 481/1995 against Eni and other gas importers alleging their failure to comply with the Authority information requirements contained in its Decision No. 188/2004 of October 27, 2004, by which it required natural gas importers, among which Eni, to give information concerning: (i) dates and supplier for each supply contract for the import of natural gas; (ii) FOB purchase prices; (iii) price updating formulas; and (iv) volumes supplied and FOB purchase average prices on a monthly basis for each supplying contract relating to the period October 2002-September 2004. Under Law 481/1995, the Authority for Electricity and Gas can impose a fine on Eni. Eni appealed this decision with the Regional Administrative Court of Lombardia that on March 22, 2005 cancelled the obligation for Eni to communicate dates and supplier for each contract and FOB purchase prices. Accordingly, Eni initially gave the Authority for Electricity and Gas only part of the information required. On April 6, 2006 a final hearing was held in front of the Authority Eni confirmed its position that it has provided adequate information, but with the intention of full collaboration it provided the data concerning average monthly fob prices for the October 2002-September 2004 period.

Inquiry of the Authority for Electricity and Gas on behaviors of operators selling natural gas to end customers With Decision No. 225 of October 28, 2005, the Authority for Electricity and Gas started an inquiry on the behaviors of companies selling natural gas to end customers aimed at acquiring new customers or re-acquiring customers transferred to other sellers, with particular reference to hurdles posed by companies to customers wishing to leave one distributor or to the entry of competitors on the market. The inquiry aims at identifying any measure the Authority should take in this area and is expected to close before July 31, 2006.

Inquiries by the Italian and European Antitrust Authorities

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

On June 18, 2004, Eni submitted to the Antitrust Authority a proposal entailing the sale to third parties of a total of 9.2 BCM of natural gas in the four-thermal year period starting in October 1, 2004 through September 30, 2008, corresponding to 2.3 BCM for each thermal year, before such natural gas enters the national transmission network at Tarvisio. With a decision of June 24, 2004, the Antitrust Authority judged this proposal adequate to end the effects of the violation of competition rules highlighted in the November 21, 2002 decision. With the decision of October 7, 2004 that closed the above mentioned procedure, the Antitrust Authority acknowledged that Eni had taken proper measures for executing the decision of November 21, 2002 by signing gas release contracts. However, it fined Eni euro 4.5 million alleging that Eni had complied belatedly with the Antitrust Authority’s indications. On December 6, 2004, Eni filed a claim with the Regional Administrative Court of Lazio against this decision requesting the annulment of the fine that was however recorded in Eni’s accounts. In May 2005 the Regional Administrative Court repealed this claim. Eni paid the fine imposed on it by the Antitrust Authority. In June 2006, the appeal proposed by Eni before the Council of State against the decision of the Regional Administrative Court was rejected. A claim filed by Eni with the Regional Administrative Court of Lazio against the decision of November 21, 2002 is still pending.

Inquiry of the Authority on the upgrade of the TTPC Pipeline - Appeal to the Regional Administrative Court for Lazio On February 15, 2006, the Antitrust Authority informed Eni of the closing of an inquiry started in February 2005 to ascertain an alleged abuse of dominant position. The events leading to the opening of the procedure relate to behaviors of Trans Tunisian Pipeline Co Ltd (TTPC), wholly owned by Eni, concerning its decision to consider expired certain ship-or-pay contracts signed on March 31, 2003 by TTPC with four shippers, who had been assigned new transport capacity on TTPC’s pipeline, due to the non occurrence of certain suspensive clauses. Therefore TTPC decided to not proceed to the planned upgrade of the pipeline by 2007.

In January 2006 Eni submitted to the Antitrust Authority a proposal containing the actions it intends to perform in order to favor competition on the Italian natural gas market and mitigate the effects if its alleged abuse of dominant position, concerning in particular the upgrade of the TTPC pipeline in Tunisia for the import of natural gas to Italy from Algeria: 3.2 BCM/y from April 1, 2008 and further 3.3 BCM/y from October 1, 2008.

With a decision notified on February 15, 2006 the Antitrust Authority stated that Eni’s behavior through its subsidiary TTPC represented an abuse of dominant position under Article 82 of the European Treaty. It therefore fined Eni. The original fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition as mentioned above. Eni appealed against this decision with the Regional Administrative Court of Lazio. The hearing is scheduled on July 12, 2006. See above "Gas & Power – Development Projects".

Eni SpA - GNL Italia SpA On November 18, 2005 the Antitrust Authority notified Eni and its subsidiary GNL Italia the opening of an inquiry, in accordance with Article 14 of Law No. 287/1990, concerning an alleged abuse of dominant position in the assignment and use of the total continuous regasification capacity of the Panigaglia terminal (owned by GNL Italia) in thermal years 2002-2003 and 2003-2004, as evidenced by an inquiry of the Authority for Electricity and Gas which referred Eni to the Antitrust Authority. In a later communication the company was informed that the inquiry has been extended also to thermal year 2004-2005 and to Snam Rete Gas which is the parent company of GNL Italia SpA. The inquiry is due to be closed on October 31, 2006.

Inquiry of the European Commission On May 5, 2006 the European Commission started an inquiry in order to verify an alleged abuse of dominant position on the part of Eni in violation of Article 82 of the EEC Treaty and Article 54 of the CES Agreement in the activities of international gas transport and wholesale and retail supply of gas.

According to the European Commission Eni might have adopted commercial practices that constitute barriers to access to the Italian market for the wholesale supply of natural gas, in particular taking account Eni long-term purchase contracts. In addition Eni also entered long-term transport contracts which award Eni a majority share of transport capacity of the certain international gaslines and, as a consequence, Eni might have prevented others to access infrastructure.

In addition according to the European Commission, Eni might have delayed or annulled certain plans for the upgrading international transport infrastructure, despite the significant demand for access by third parties. This behavior would have favored natural gas commercial supplies downstream of transport activities thus allowing Eni to keep its dominant position in the market of wholesale sales.

Lastly, based on information held by the Commission, Eni might have subdivided the market with other companies operating in the supply and/or transport of natural gas, in particular by limiting the use of rights of access to entry and exit points of gas pipelines, in particular TENP and TAG.

Officials from the European Commission conducted inspections at headquarters of Eni and of certain Eni’s subsidiaries and collected documents.

If the existence of the alleged anti-competitive practices is confirmed, the European Commission could fine Eni.

Transport

Transport tariffs With Decision No. 120 of May 30, 2001, the Authority for Electricity and Gas published the criteria which transport companies have to apply in determining natural gas transport and dispatching tariffs on national and regional transportation networks, for the first regulatory period made up of four thermal year (each thermal year begins on October 1 of each calendar year and ends on September 30), as provided for by Decree No. 164/2000. Tariffs are subject to approval by the same Authority, which ensures their compliance with preset criteria. This tariff system substituted preceding agreements between Eni and customers of any category. Within the first quarter of each calendar year, transport companies submit the tariff proposal to the Authority for Electricity and Gas which in turn approves or rejects the proposal of transport companies.

Criteria established by the Authority for Electricity and Gas provide for a cap on revenues from transport and dispatching activity ("allowed revenues") which is adjusted annually; those criteria also provide for a separate treatment of revenues on existing assets and on new capital expenditure on expansions and extension of infrastructure. In the first thermal year allowed revenues are calculated as the sum of: (i) operating costs including storage and modulation costs; (ii) amortization and depreciation of transport assets; and (iii) return on net capital employed. Net capital employed is calculated by revaluating historic costs of transport infrastructure (pipelines, compressor stations and other support equipment) on the basis of certain inflationary indexes; resulting amounts are adjusted to take into account the residual useful life of assets (pipelines are estimated to have a useful life of 40 years) and also subtracting State grants. The application of this methodology implies an estimated value of Eni’s transport assets of approximately euro 9.6 billion. This, however, is a valuation for regulatory purposes and should not be read as an indication of the market value of Snam Rete Gas. The rate of return on capital employed set by the Authority for Electricity and Gas was 7.94% (pre-tax), for the first regulatory period. Once established, allowed revenues for the first year are divided into two components: (i) capacity revenues equal to 70% of allowed revenues which are the maximum amount of revenues collectable from the sale of transport capacity to customers; and (ii) commodity revenues equal to 30% of allowed revenues which are the maximum amount of revenues collectable from transported volumes. Starting from the second year these two components are adjusted on a yearly basis to take into account inflation and certain reduction factors (set at 2% and 4.5% for capacity revenues and commodity revenues, respectively); commodity revenues are also adjusted to transported volumes of the current regulatory period. The 2% reduction factor on capacity revenues provides scope for improving results of operations of the transport company if cost reductions exceed the set amount, whereas the 4.5% reduction factor on commodity revenues provides scope for improving results of operations of the transport company if transported volumes grow more than the reduction factor. New capital expenditure in extension and expansion enable transport companies to increase the capacity revenue by a stated percentage in the regulatory period following the period in which new capital expenditure is incurred. In addition, those capital expenditures give rise to a six year fixed increase in allowed commodity revenues. At the end of the first regulatory period, all transport cost components were recalculated and 50% of higher cost reductions with respect to established efficiency improvements were recognized to transport companies and 50% were transferred to customers. Once the allowed revenues are established, transport companies define individual tariffs to clients which are based on a charge for the capacity used at the entry location (border, fields, storage sites) and the capacity used at interconnection nodes with regional networks (divided into 17 zones) and on a charge for the capacity used at regional level, providing for discounts to those outgoing the network at less than 15 kilometers from the interconnection point between regional and national networks. A further charge (commodity charge) is related to the amounts of gas transported plus an annual fixed charge varying according to the delivery points. This tariff system regulated the four-thermal year period starting October 1, 2001 and ending on September 30, 2005.

With the Decision No. 166/2005, the Authority for Electricity and Gas revised the outlined tariff regime for the second regulatory period (October 1, 2005-September 30, 2008). The new tariff structure confirms the breakdown of the tariff into two components: capacity and commodity in a ratio of 70 to 30 and the entry-exit model for the determination of the capacity component on the national pipeline network, already present in the previous tariff regime established by Decision No. 120/2001. The major new elements of the new regime are the following: (i) a reduction of the rate of return of capital employed in transport activities from 7.94% to 6.7% (pre-tax); (ii) a new set of incentives for new capital expenditure. In the previous regime, the return on upgrade and capacity expansion expenditure was 7.47% for one year only included in the calculation of the capacity component of the transport tariff and 4.98% for 6 years in the calculation of the commodity component. The new tariff structure provides an additional rate of return depending on the type of expenditure on the return rate recognized for capital employed: from a minimum of 1% for safety measures that do not increase transport capacity, applied for 5 years, to a maximum of 3% for expenditure that increases capacity at entry points into the national network, applied for 15 years. The additional return is part of the determination of the maximum allowed revenues in the calculation of the capacity component of the tariff and therefore is not influenced by changes in volumes transported; (iii) the updating by means of a price cap mechanism of the allowed revenues the transport undertaking is entitled to and the annual recalculation of the portion of allowed revenues relating to costs incurred for capital expenditure. This price cap mechanism applies to operating costs and amortization charges (previously it applied to all the allowed revenues). The annual rate of recovery of productivity was confirmed at 2%; this is used to reduce the effect of changes in the consumer price index on the updating of the preceding year’s allowed revenues; instead the preset annual rate of change of productivity recovery for the updating of the commodity component of the tariff was reduced from 4.5% to 3.5% of; and (iv) confirmation of the tariff reduction for start-ups (construction/upgrade of combined cycle plants for electricity generation) and for off take in low season periods (from May 1, to October 31) already contained in Decisions No. 5/2005 and 6/2005 which updated the previous tariff regime. The companies active in the field of gas transport submit their tariff proposals to the Authority who grants approval, within the first quarter of each calendar year.

Network code With Decision No. 75 of July 1, 2003, the Authority for Electricity and Gas approved Snam Rete Gas Network Code, which defines rules and regulations for the operation and management of the transmission network. The Network Code, in accordance with Legislative Decree No. 164/2000, is based on the criteria set by the Authority for Electricity and Gas with Decision No. 137/2002, aimed at guaranteeing equal access to all customers, maximum impartiality and neutrality in transport and dispatching activities. The Network Code regulates entitlement of transport capacity, obligations of transporter and customer and the procedures through which customers can sell capacity to other users. Transport capacity at entry points in the national gasline network (point of interconnection with import gaslines) is assigned on an annual basis and can last up to five thermal years. Entities eligible to be assigned transport capacity on a multi-year basis are those having multi-year import contracts within the limit of their daily average contract volumes. Priority criteria envisage that available capacity is assigned first to parties in multi-year import contracts containing take-or-pay clauses signed before August 10, 1998 (date of coming in force of European Directive 98/30/CE). It requests for capacity in a given thermal year are higher than available capacity, a pro-rata mechanism is applied in compliance with the aforementioned priority.

Parties in annual or shorter import contracts and parties in multi-year import contracts are entitled to annual capacity conferrals corresponding to maximum daily contract volumes and the difference between maximum daily contract volumes and average daily contract volumes, respectively. Available transport capacity is assigned first to parties in annual import contracts and parties in multi-year import contracts. If requests for capacity in a given thermal are higher than available capacity, a pro-rata mechanism is applied in compliance with the aforementioned priority.

Eni filed a claim against this decision with the Regional Administrative Court of Lombardia, that was partially accepted with a decision of December 2004. The Authority filed a claim against this decision with the Council of State and informed Eni on February 19, 2005. This proceeding is still pending.

New tax criteria for the determination of amortizations for companies operating in transport and distribution of natural gas The criteria for the determination of the annual share of amortizations of natural gas transport and distribution assets deductible in the determination of income taxes have been changed starting in 2005 onwards by Law Decree No. 203 of September 30, 2005, converted into Law No. 248 of December 2, 2005 and Law No. 266 of December 23, 2005 (budget law for 2006). Due to these changes, the share of amortizations that was previously calculated based on rates set by a decree of the Minister of Finance of December 31, 1988, is now determined by dividing the relevant asset gross book value in accordance with the useful lives determined by the Authority for Electricity and Gas and reducing the amount obtained after tax by 20%. The alignment of the fiscal lives of natural gas transport and distribution assets to their useful lives entails the anticipation of the payment of income taxes given the postponement of the deductibility of amortization without impacting on net profit of companies involved (mainly Snam Rete Gas and Italgas), except for the financial charges related to this cash anticipation.

Regulation (EC) No. 1775/2005 On November 3, 2005 Regulation (EC) No. 1775/2005 concerning conditions for accessing international natural gas transport networks was published. The Regulation establishes non discriminatory access rules and will be effective starting on July 1, 2006. The Regulation will be directly applicable in each Member State and national regulatory authorities will be responsible for its enactment.

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

Adoption of guarantees for free access to LNG regasification services and rules for the regasification code With Decision No. 167 of August 1, 2005, the Authority for Electricity and Gas published the criteria for access to LNG regasification services. The Decision also defines criteria for the allocation of regasification capacity. In particular it establishes that take-or-pay contracts entered into before 1998, as in the case of Eni, are assigned a priority access limited to the minimum amount of volumes that have been regasified in the period starting from thermal year 2001-2002. Eni filed a claim against this decision with the Regional Administrative Court of Lombardia.

Regasification tariffs Tariffs for both the continuous and spot regasification services are based on treated volumes of LNG, number of discharges carried out and energy associated to volumes input in the national transport network. Tariffs for the spot service are 30% lower than those for continuous service.

Distribution

Distribution is the activity of delivering natural gas to residential and commercial customers of urban centers through low pressure networks. Distribution is considered a public service operated in concession and is regulated on the basis of Law Decree No. 164/2000.

Distribution tariffs With Decision No. 237 dated December 28, 2000 as amended, the Authority for Electricity and Gas determined tariff criteria for natural gas distribution activity for the first regulated period ending on September 30, 2004. Tariffs are determined so that annual revenues from natural gas distribution activity cover operating costs and the remuneration of capital employed and are adjusted yearly according to the price cap method based on parameters and formulas determined by the Authority for Electricity and Gas. Capital employed is determined by applying a parameter-based method or, alternatively, a method of revalued historical cost for those companies that published audited financial statements starting with the fiscal year ended before January 1, 1991 (which include Italgas). With Decision No. 170 of September 29, 2004 the Authority for Electricity and Gas defined gas distribution tariffs for the second regulated period from October 1, 2004 to September 20, 2008, setting at 7.5% the rate of return on capital employed of distribution companies, as compared to the 8.8% rate set for the preceding regulated period. The rate of productivity recovery – one of the components of the annual adjustment mechanism of tariffs – was set at 5% of operating expenses and amortization charges (as compared to the 3% rate applied to total expenses and charges in the preceding regulated period). With Decision No. 122 of June 21, 2005, the Authority integrated and changed Decision No. 170/2004 defining a new determination mechanism for distribution tariffs that takes account of capital expenditure incurred by distributing companies.

Distribution network code With Decision No. 138/2004 the Authority for Electricity and Gas defined a set of rules to ensure free access to the distribution networks and neutrality of the distribution service, as well as criteria for the definition of distribution network codes.

With Decision No. 108/2006 the Authority for Electricity and Gas approved the Gas Distribution Master Code which will be used as a standard contract between distribution companies and shippers (natural gas selling companies). Within three months from its publication, distribution companies are due to issue their own gas distribution code adopting either the Gas Distribution Master Code or the scheme provided for by the Decision No. 138/2004.

Refining and Marketing of Petroleum Products

Refining Under Decree No. 112, companies that seek to establish refining operations in Italy or to expand the capacity of existing refining operations must obtain an operating concession from the relevant Region, while companies that seek to build or operate new plants that do not increase refining capacity must obtain an authorization from the relevant Region. Management expects no material delays in obtaining relevant concessions for the upgrading of the Sannazzaro and Taranto refineries as planned in the medium term.

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

Petroleum Product Prices Petroleum product prices were completely deregulated in May 1994 and are now freely established by operators. Oil and gas companies periodically report their recommended prices to the Ministry of Productive Activities and service station operators, and such recommendations are considered by service station operators in establishing retail prices for petroleum products. With Ministerial Decree dated February 16, 2000, an entity was established that supports the Ministry of Productive Activities in monitoring trends in domestic and international prices of oil and oil products. Furthermore, in order to avoid initiatives inhibiting competition, Law No. 57/2001 provides the compliance with EU Regulation No. 2790/1999 concerning "vertical agreements" on economic relations between operators in this area. To date, this regulation has had no significant impact on Eni’s operations.

Compulsory Stocks According to Legislative Decree of January 31, 2001, No. 22 ("Decree 22/2001") enacting European Directive No. 98/1993 (which regulates the obligation of member states to keep a minimum amount of stocks of crude oil and/or petroleum products) compulsory stocks, must be at least equal to the quantities required by 90 days of consumption of the Italian market (net of oil products obtained by domestically produced oil). In order to satisfy the agreement with the International Energy Agency (Law No. 883/1977), Decree 22/2001 increased the level of compulsory stocks to reach at least 90 days of net import, including a 10% deduction for minimum operational requirements. Decree 22/2001 states that compulsory stocks are determined each year by a decree of the Minister of Productive Activities based on domestic consumption data of the previous year, defining also the amounts to be held by each oil company on a site-by-site basis.

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

At December 31, 2005 Eni owned 7.2 million tonnes of oil products inventories, of which 4.8 million tonnes as "compulsory stocks", 1.0 million tonnes related to operating inventories in refineries and depots (including 0.2 million tonnes of oil products contained in facilities and pipelines), 1.1 million tonnes related to oil products contained in ships and 0.3 million tonnes related to specialty products.

Eni’s compulsory stocks (at December 31, 2005) were held in term of crude oil (27%), light and medium distillates (44%), fuel oil (22%) and other products (7%) and they were located throughout the Italian territory both in refineries (75%) and in storage sites (25%).

Property, Plant and Equipment

Eni has freehold and leasehold interests in real estate in numerous countries throughout the world, but no one individual property is material to Eni as a whole. See "Exploration & Production" above for a description of Eni’s reserves and sources of crude oil and natural gas.

Organizational Structure

Eni SpA is the parent company of the Eni group companies. As of December 31, 2005, there were 257 fully consolidated subsidiaries, 94 subsidiaries accounted for under either the equity method or the cost method and 176 affiliates accounted for under either the equity method or the cost method. The significant subsidiaries, associated undertakings and joint ventures of the Eni Group controlled directly or indirectly by Eni at December 31, 2005 and included in the scope of consolidation, as well as Eni’s percentage of equity capital or joint venture interest (rounded to the nearest whole number) are set forth in the table below. The principal country of operation is generally indicated by the company’s country of incorporation or by its name.

Company/Undertaking	Country of Incorporation	%
Exploration & Production
Stoccaggi Gas Italia SpA	Italy	100
Eni Oil Algeria Ltd	the Netherlands	100
Eni Angola Exploration BV	the Netherlands	100
Agip Caspian Sea BV	the Netherlands	100
Eni Congo SA	the Netherlands	100
Eni Dación BV	the Netherlands	100
Lasmo Sanga Sanga Ltd	Bermuda	100
Eni Iran BV	the Netherlands	100
Agip Karachaganak BV	the Netherlands	100
Eni Lasmo Plc	the United Kingdom	100
Eni LNS Ltd	the United Kingdom	100
Eni North Africa BV	the Netherlands	100
Agip Oil Ecuador BV	the Netherlands	100
Eni Petroleum Co Inc	USA	100
Eni UK Ltd	the United Kingdom	100
Ieoc Production BV	the Netherlands	100
NAOC Nigerian Agip Oil Co Ltd	Nigeria	100
Eni Norge A/S	Norway	100

Gas & Power
Snam Rete Gas SpA	Italy	50
Società Italiana per il Gas pA	Italy	100
Distribuidora de Gas Cuyana SA	Argentina	46
Gas Brasiliano Distribuidora SA	Brazil	100
Greenstream BV	the Netherlands	75
Inversora de Gas Cuyana SA	Argentina	76
Tigáz Rt Tiszántúli Gázszolgáltátó Részvénytársaság	Hungary	50
EniPower SpA	Italy	100

Refining & Marketing
AgipFuel SpA	Italy	100
Ecofuel SpA	Italy	100
Eni Portugal Investment SpA	Italy	100
Agip Deutschland GmbH	Germany	100
Agip España SA	Spain	100
Agip Française SA	France	100
American Agip Co Inc	USA	100

Petrochemicals
Polimeri Europa SpA	Italy	100
Dunastyr Polystyrene Manufacturing Co Ltd	Hungary	100
Polimeri Europa Benelux SA	Belgium	100
Polimeri Europa Elastomères France SA	France	100
Polimeri Europa UK Ltd	the United Kingdom	100

Oilfield Services Construction and Engineering
Saipem SpA	Italy	43
Snamprogetti SpA	Italy	100
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	Italy	50
Saipem SA	France	43

Other Activities
Syndial SpA - Attività Diversificate	Italy	100
EniTecnologie SpA	Italy	100
Sieco SpA	Italy	100
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Italy	57

Corporate and financial companies
Eni International BV	the Netherlands	100
Eni Coordination Center SA	Belgium	100
Società Finanziaria Eni SpA - Enifin	Italy	100
Società Finanziamenti Idrocarburi - Sofid-SpA	Italy	100

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this item should be read together with the Key Information presented in Item 3 and the Consolidated Financial Statements and related Notes thereto included in Item 18.

Executive Summary

Eni recorded a net profit of euro 8.8 billion in 2005, an increase of 24.5% over 2004. Operating profit in 2005 amounted to euro 16.8 billion, up 35.7% from 2004 reflecting volume growth and performance improvements in Eni’s main businesses combined with a favorable trading environment characterized by strong gains both in crude oil prices and in refining margins.

On the basis of the results achieved, Eni’s management proposed at the Annual General Shareholder Meeting a dividend of euro 1.1 per share, of which euro 0.45 was already paid as an interim dividend in October 2005. This dividend is 22% higher than in 2004 (euro 0.90 per share) and was approved by the Annual General Shareholder Meeting on May 25, 2006.

In Exploration & Production, Eni continued to build on its established position in some of the world’s fastest-growing producing nations of oil and natural gas. Eni’s daily production of oil and natural gas available for sale increased by 6.7% over 2004 to 1,693 KBOE. Net proved reserves of oil and natural gas were 6,837 mmBOE at year end 2005 (55% crude and condensates), down 381 mmBOE from 2004 due principally to an adverse entitlement impact in certain production sharing agreements and buy-back contracts as a result of higher oil prices which reduced Eni’s entitlement to volumes of oil and natural gas to recover costs incurred by Eni for the development of certain oil fields. The reserve replacement ratio was 40%. The reserves life index at year end 2005 was 10.8 years (12.1 years at December 31, 2004).

Eni increased its interest in the Kashagan project (Kazakhstan) from 16.67% to 18.52%. Management believes Kashagan to be a very important project for the future growth of Eni’s production of oil and natural gas. The development of the project, of which Eni is the sole operator, is on track, with 40% of work completed, and management plans to achieve first oil production by end-2008. Management is currently reviewing the planned $29 billion capital expenditure for the development of this large field in order to take account of changing market conditions.

Eni added to its exploration portfolio with the acquisition of assets in areas such as Libya, Nigeria and Angola where Eni’s presence is already established, and in new basins such as Alaska and India.

In Gas & Power, Eni continued to leverage on its assets consisting of access to infrastructure, availability of gas – both from owned facilities and from long term purchase contracts – and large customer base, to increase natural gas sales in European gas markets.

Overall gas sales in 2005 totalled 91.15 BCM, up 8.8% from 2004. This growth has been driven by European gas sales and by larger volumes sold in Italy:

•	gas sales across Europe (31.29 BCM) rose 11.2% as compared to 2004, driven also by the build up of the Greenstream project; and
•	Italian gas sales (58.01 BCM, including own consumption) increased by 8% from 2004, mainly driven by gas consumption in our power business, and gas sales in South America were stable at 2 BCM.

Electricity sales (22.8 TWh) increased by 64% in volume terms from 2004 as a result of the start-up of two power units at the Mantova power plant and the first unit of the Brindisi plant, as well as full commercial operation at the Ravenna and Ferrera Erbognone plants.

In Refining & Marketing, Eni is seeking to increase return from assets by upgrading its refining system, increasing integration with Exploration & Production activities and strengthening its competitive position in marketing.

In 2005, Eni completed the construction of the Sannazzaro gasification plant and the disposal of its wholly-owned subsidiary Italiana Petroli which operates in the retail market in Italy. Overall retail sales in Europe under the Agip brand in 2005 amounted to 16 billion liters, of which 11.3 billion liters were in Italy. Retail sales increased 0.6% from 2004 reflecting higher sales in certain markets of Central Europe and in Spain.

In Engineering & Construction, Saipem was awarded important contracts in complex environments such as Kashagan in Kazakhstan and Sakhalin in Russia. Snamprogetti significantly increased its backlog, closing 2005 with strong financial results.

Capital expenditure totalled 7.4 billion in 2005, in line with 2004; 91% of capital expenditure was carried out in oil and gas activities. The principal projects for the year were:

•	development of oil and natural gas reserves (euro 3.95 billion), mainly in Kazakhstan, Libya, Angola, Egypt and Italy, as well as exploration (euro 656 million) and the acquisition of proved and unproved property reserves (euro 301 million, of which euro 161 million was for the acquisition of an additional 1.85% share in the consortium developing Kashagan);
•	expansion and improvements of the natural gas transportation and distribution network in Italy (euro 825 million);
•	ongoing power generation construction programme (euro 239 million); and
•	upgrading of our Italian refining and logistics system to enhance flexibility and increase the yields of light products and middle distillates, including completion of the heavy residue gasification plant at the Sannazzaro refinery and improvement of the retail distribution network both in Italy and in the rest of Europe (euro 656 million).

Margin10

Margin: The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g., refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemicals products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Trading Environment

2003	2004	2005

Average price of Brent dated crude oil (1)	28.84	38.22	54.38
Average price in euro of Brent dated crude oil (2)	25.50	30.72	43.71
Average EUR/USD exchange rate (3)	1.131	1.244	1.244
Average European refining margin (4)	2.65	4.35	5.78
EURIBOR – three month euro rate % (3)	2.3	2.1	2.2

(1)	In U.S. dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: Eni’s calculations.
(3)	Source: European Central Bank.
(4)	In U.S. dollars per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Eni’s results of operations and the year to year comparability of its financial results are affected by a number of external factors which exist in the industry environment, including changes in oil, natural gas and refined products prices, industry-wide movements in refining and petrochemical margins and fluctuations in exchange rates and interest rates. Changes in weather conditions from year to year can influence demand for natural gas and some petroleum products, thus affecting results of operations of the natural gas business and, to a lesser extent, of the refining and marketing business. See "Item 3 – Risk Factors". The trading environment was generally favorable in 2005 with prices of Brent crude oil increasing by approximately 42% compared to 2004. Natural gas demand in Italy increased by approximately seven percentage points over 2004 driven by strong growth in the electricity generation. Natural gas margins in Italy decreased in 2005 as compared to 2004 due to competitive pressure in the domestic natural gas market, offset in part by favorable trends in prices of certain refined products to which natural gas sale and purchase prices are contractually indexed resulting in a higher increase of selling prices as compared to supply costs when comparing 2005 to 2004. In 2005, refining margins increased sharply due to strong demand for refined products, especially in Asia, a shortage of fuels meeting required European specifications due to lags in the upgrading certain refineries and imbalances in the availability of products in different areas of the world. Petrochemical product margins declined in 2005 as compared to 2004, essentially due to the higher cost of oil-based feedstocks not being completely reflected in to selling prices.

Key consolidated financial data

(million euro)	2004	2005

Net sales from operations		57,545	73,728
Operating profit		12,399	16,827
Net profit		7,059	8,788
Net cash provided by operating activities		12,500	14,936
Capital expenditure		7,499	7,414
Investments		316	146
Shareholders’ equity including minority interest		35,540	39,217
Net borrowings (1)		10,443	10,475
Net profit per share	(euro per share)	1.87	2.34
Dividend per share	(euro per share)	0.90	1.10
Net borrowings to total shareholders’ equity ratio including minority interests (leverage) (1)		0.36	0.33

(1)	For a discussion of the usefulness of and a reconciliation of these non-GAAP financial measures with the most directly comparable GAAP financial measures see "Liquidity and Capital Resources – Financial Conditions" below.

The adoption of IFRS

The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. The IFRS adopted by Eni differ in certain limited respects from the IFRS sanctioned by the IASB. Until December 31, 2004, Eni prepared its Consolidated Financial Statements and other interim financial information (including quarterly and semi-annual data) in accordance with Italian GAAP. IFRS require adopting companies to restate only one year of past financial statements. Pursuant to SEC Release 33-8567, "First-time Application of International Financial Reporting Standards", Eni is not required to include in this annual report financial statements for any earlier periods. Accordingly this annual report includes financial information prepared in accordance with IFRS as of and for the two years ended December 31, 2004 and 2005. For hydrocarbon exploration and production, accounting policies generally applied by the oil industry have been adopted, with particular reference to amortization according to the Unit-Of-Production (UOP) method, buy-back contracts and Production Sharing Agreements. The Consolidated Financial Statements have been prepared by applying the cost method except for items that under IFRS must be recognized at fair value as described in the Notes to the Consolidated Financial Statements under the heading "Evaluation Criteria".

The general principle that should be applied on first-time adoption of IFRS is that standards in force at the transition date (January 1, 2004) should be applied retrospectively. However, IFRS 1 "First-time Adoption of International Financial Reporting Standards" (IFRS 1) contains a number of exemptions that companies are permitted to apply. Eni has taken the following main exemptions:

•	no retroactive restatement of business combinations that occurred before January 1, 2004. As a result of this exemption, goodwill was not restated to take into account amortization charges recorded in previous periods before the adoption of IFRS; and
•	the election of January 1, 2005 as the transition date for the first application of IAS 32 and IAS 39, related to the evaluation of financial instruments, including derivatives. As permitted under IFRS 1, Eni has not restated comparative information. In the Consolidated Financial Statements for the year ended December 31, 2005 the impact of recording certain derivative financial instruments at fair value, as is required by IAS 39, was a euro 386 million charge in the profit and loss account. For further information see "Consolidated Financial Statements – Effects of the adoption of IFRS and Evaluation Criteria".

The IFRS under which Eni’s Consolidated Financial Statements have been prepared differ in certain limited respects from the IFRS adopted by the IASB, the effect of such differences on the Consolidated Financial Statements is not material.

Critical Accounting Estimates

The preparation of these consolidated financial statements requires Management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Key areas where estimates are applied include the determination of oil and gas proved reserves and proved developed reserves, accounting for exploratory drilling costs under U.S. GAAP, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. Summarized below are the accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect future results.

Oil and Gas Activities

Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.

Reserves in a field will only be categorized as proved when all the criteria for attribution of proved status have been met, including an internally imposed requirement for project sanction that occurs when a final investment decision is made. At the point of sanction, all booked reserves will be categorized as proved undeveloped. Volumes will subsequently be recategorized from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Adjustments may be made to booked reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity.

Eni reassesses its estimate of proved reserves on an annual basis. The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production Sharing Agreements and buy-back contracts, the share of production and reserves Eni is entitled to. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.

Oil and natural gas reserves have a direct impact on certain amounts reported in the financial statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the year and proved developed reserves existing at the year end increased by the amounts extracted during the year. Assuming all other variables are held constant, an increase in estimated proved reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved reserves increases depreciation, depletion and amortization expense. Also, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether a property impairment is to be carried out or not. The larger the volumes of estimated reserves, the less likely the property is impaired. See "Item 3 – Risk Factors – Uncertainties in Estimates of Oil and Natural Gas Reserves".

Accounting for Suspended Well Costs under U.S. GAAP

Under U.S. GAAP costs for exploratory wells are initially capitalized pending the determination of whether the well has found proved reserves. If proved reserves are found, the capitalized costs of drilling the well are reclassified to tangible assets and amortized on a UOP basis. If proved reserves are not found, the capitalized costs of drilling the well are charged to expense. However, successful exploratory efforts are, in many cases, not declared to be proved until after an extensive and lengthy evaluation period has been completed. These issues were addressed by the FASB staff in its FSP FAS 19-1, published in April 2005, amending FAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". Under the provisions of FSP FAS 19-1, companies in the oil and gas industry are allowed to continue capitalization of an exploratory well after the completion of drilling when: (a) the well has found a sufficient quantity of reserves to justify completion as a producing well; and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. Determination of whether an exploratory well should remain capitalized after completion of drilling requires a high degree of judgment on the part of management in assessing whether the Company is making sufficient progress assessing the reserves and the economic and operating viability of a given project. The company evaluates the progress made on the basis of regular project reviews which take account of the following factors: (i) costs are being incurred to assess the reserves and their potential development; (ii) existence (or active negotiations) of sales contracts with customers for oil and natural gas; and (iii) existence of firm plans, established timetables or contractual commitments, which may include seismic testing and drilling of additional exploratory wells. As of December 31, 2005, an amount of euro 403 million remain capitalized relating to approximately 30 exploratory wells for which drilling activities have been completed for more than one year, of this capitalized amount euro 59 million (or 8 wells) relates to projects progressing towards completion of development activities, and the remaining euro 344 million (or 22 wells) relates to projects for which additional exploratory activity is underway or firmly planned. See Note 35 to the Consolidated Financial Statements.

Impairment of Assets

Eni assesses its fixed assets and intangible assets, including goodwill, for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas, commodity chemicals and refined products.

Technically, the amount of an impairment charge is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal costs and value in use. The estimated value in use is usually based on the present values of expected future cash flows using assumptions commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.

For oil and natural gas properties, the expected future cash flows are estimated based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions about future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

Under both IFRS and U.S. GAAP, goodwill is not amortized but, like indefinitive lived intangible assets, is tested for impairment at least annually. Under IFRS the assessment of goodwill impairment is based on the determination of the fair value of each cash generating units to which goodwill can be attributed on a reasonable and consistent basis. A cash generating unit is a group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets. If the fair value of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference, if the carrying amount of goodwill is less than the amount of impairment, assets of the generating unit are impaired on a pro-rata basis for the residual difference.

Asset Retirement Obligations

Obligations related to the removal of tangible equipment and to the restoration of land or seabeds require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded in the Consolidated Financial Statements. Estimating the future asset removal costs is difficult and requires management to make estimates and judgments because most of the removal obligations are many years into the future and contracts and regulations are often unclear as to what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligations in the period when it is incurred (typically at the time the asset is installed at the productions location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (interest accretion) and any change of the estimates following the modification of the future cash flows and the discount rate adopted. The recognized asset retirement obligations are based upon future retirement cost estimates and incorporate many assumptions such as expected recoverable quantities of crude oil and natural gas, time to abandonment, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business Combinations

Accounting for the acquisition of a business requires the allocation of the purchase price to the various assets and liabilities of the acquired business at fair value. Any positive residual difference is recognized as "Goodwill". Negative residual differences are charged against profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets.

Environmental Liabilities

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, productions and other activities, including legislation that implements international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.

Although management, considering the actions already taken, the insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules, like the Decree No. 367 of the Ministry of Environment, published on January 8, 2004, that introduces new quality standards for aquatic environment and dangerous substances and those that may derive from the legislative decree that the Italian Government will have to enact in order to implement Directive 2000/60/EC creating a framework for joint European action in the area of water; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Employees post-retirement benefits

Employees benefits (such as pension payments, life insurance payments, medical assistance after retirement, etc.) are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on any plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates, mortality rates. These assumptions are reviewed annually and may change from year to year impacting future results of operations.

The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows:

•	discount and inflation rates reflect the rates at which the benefits could be effectively settled, taking into account the duration o f the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high-quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country;
•	salary increase assumptions (when relevant) are determined by each entity. They reflect an estimate of the actual future salary levels of the individual employees involved, including future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority, promotion and other factors;
•	healthcare cost trend assumptions (when relevant) reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization, and changes in health status of the participants;
•	demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; and
•	determination of expected rates of return on assets is made through compound averaging. For each plan, there are taken into account the distribution of investments among bonds, equities and cash and the expected rates of return on bonds, equities and cash. A weighted-average rate is then calculated.

Differences between projected and actual costs and between the projected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.

The unrecognized actuarial losses of pension benefits as at December 31, 2005 were euro 144 million compared to euro 41 million in 2004. The euro 103 million increase from 2004 reflected primarily changes in assumptions used to account for pensions and other post-retirement benefits mainly related to the decrease in discount rates (4.0% in 2005 compared with 4.5% in 2004). Pension accounting principles require that such actuarial losses be deferred and amortized over future periods. Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

In 2005, Eni recognized a charge of euro 126 million (euro 118 million in 2004) in the profit and loss account in connection with its obligations for employee post-retirement benefits.

See Note 20 of the Consolidated Financial Statements for further information about employees post-retirement benefits.

Contingencies

In addition to accruing the estimated costs for asset retirement obligation and environmental liabilities, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to employee benefits, litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue recognition in the Oilfield Services, Construction and Engineering segment

Revenue recognition in the Oilfield Services, Construction and Engineering business segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducing costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process, that includes identification of risks related to the geographical region, market condition in that region and any assessment that it is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Variation in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and claims deriving for additional costs are included in the total amount of revenues when it is probable that they will result in additional revenue.

Results of Operations

Profit and loss Account for Two Years ended December 31, 2005

The table below sets forth a summary of Eni’s profit and loss account for the periods indicated. All line items included in the table below are derived from the Consolidated Financial Statements prepared in accordance with IFRS.

Year ended December 31,

2004	2005

(million euro)
Net sales from operations	57,545	73,728
Other income and revenues (1)	1,377	798

Total revenues	58,922	74,526
Operating expenses	(41,592)	(51,918)
Depreciation, amortization and writedowns	(4,931)	(5,781)
Operating profit	12,399	16,827

Net financial expense	(156)	(366)
Net income from investments	820	914

Profit before income taxes	13,063	17,375
Income taxes	(5,522)	(8,128)

Net profit	7,541	9,247
Pertaining to:
- Eni	7,059	8,788
- minority interest	482	459

(1)	Includes, among other things, contract penalties, income from contract cancellations, gains on disposal of mineral rights and other fixed assets, compensation for damages and indemnities and other income.

The table below sets forth certain income statement items as a percentage of net sales from operations for the periods indicated.

Year ended December 31,

2004	2005

Operating expenses	72.3%	70.4%
Depreciation, amortization and writedowns	8.6%	7.8%
Operating profit	21.5%	22.8%

2005 compared to 2004 Net profit pertaining to Eni in 2005 was euro 8,788 million with a euro 1,729 million increase over 2004 (up 24.5%) reflecting primarily an increase in operating profit (up euro 4,428 million) recorded particularly in the Exploration & Production segment, in respect to higher oil and natural gas prices in dollars (Brent up 42.3%) and higher sales volumes of oil and natural gas (up 38.3 mmBOE, or 6.7%). These positives were offset in part by higher environmental provisions (euro 532 million), a provision to the risk reserve concerning the fine imposed on February 15, 2006 by the Antitrust Authority and the estimated impact of the application of Decision No. 248/2004 of the Authority for Electricity and Gas affecting natural gas prices to residential customers and wholesalers (euro 225 million) in force from January 1, 2005 and the recording in 2004 of net gains on the sale of assets by the Exploration & Production segment (euro 320 million).

The effect of the increase in operating profit on net profit was offset in part by higher income taxes (up euro 2,606 million).

Discontinued operations

Discontinued operations under both IFRS and U.S. GAAP in 2005 and 2004 were immaterial.

Analysis of the line items of the profit and loss account:

Revenue recognition

Revenues from sales of products and services rendered are recognized upon transfer of risks and advantages associated with the property or upon settlement of the transaction. In particular, revenues are recognized:

•	for crude oil, generally upon shipment;
•	for natural gas, when the natural gas is delivered to the customer;
•	for petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment; and
•	for petrochemical products and other products, generally upon shipment.

Revenues are recognized upon shipment when, at that date, the risks of loss are transferred to the acquirer.

Revenues from the sale of crude oil and natural gas produced in properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at period-end.

Income related to partially rendered services is recognized with respect to the accrued revenues, if it is possible to reasonably determine the state of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; otherwise it is recognized within the limits of the recoverable costs incurred.

The revenues accrued in the period related to construction contracts are recognized on the basis of contractual revenues by reference to the stage of completion of a contract measured on the cost-to-cost basis. Additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the relevant amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.

Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation. Exchanges of goods and services with similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.

a) Total Revenues

Net sales from operations

Eni’s total revenues were euro 74,526 and euro 58,922 million in 2005 and 2004, respectively. Total revenues consist of net sales from operations and other income and revenues. Eni’s net sales from operations amounted to euro 73,728 and euro 57,545 million in 2005 and 2004, respectively, and its other income and revenues totalled euro 798 and euro 1,377, respectively, in these periods.

The table below sets forth, for the periods indicated, the net sales from operations generated by each of Eni’s business segments including intersegment sales, together with consolidated net sales from operations.

Year ended December 31,

2004	2005

(million euro)
Exploration & Production	15,346	22,477
Gas & Power	17,302	22,969
Refining & Marketing	26,089	33,732
Petrochemicals	5,331	6,255
Oilfield Services Construction and Engineering	5,696	5,733
Other activities	1,279	1,358
Corporate and financial companies	851	977
Consolidation adjustment (1)	(14,349)	(19,773)
	57,545	73,728

(1)	Intersegment sales are included in net sales from operations in order to give a more meaningful indication as to the volume of the activities to which sales from operations by segment may be related. The most substantial intersegment sales are recorded by the Exploration & Production segment. See Note 31 to the Consolidated Financial Statements for a breakdown of intersegment sales by segment for the two reported years.

2005 compared to 2004 Eni’s net sales from operations for 2005 totalled euro 73,728 million, with an increase of euro 16,183 million over 2004, up 28.1%, due principally to higher oil prices (denominated in dollars), higher refined product and petrochemical prices and higher volumes sold in Eni’s main operating segments.

Revenues generated by the Exploration & Production segment (euro 22,477 million) increased by euro 7,131 million in 2005, up 46.5%, due principally to higher oil prices realized (oil up 41.3%, natural gas up 15.6%) combined with increased hydrocarbon production volumes sold (38.3 mmBOE, or 6.7%).

Revenues generated by the Gas & Power segment (euro 22,969 million) increased by euro 5,667 million in 2005, up 32.8%, due principally to higher natural gas prices and the increase of volumes sold of natural gas (4.29 BCM, or 5.9%), and electricity (up 8.92 terawatthours, or 64.4%).

Revenues generated by the Refining & Marketing segment (euro 33,732 million) increased by euro 7,643 million in 2005, up 29.3%, principally due to higher international prices for oil and refined products, the effects of which were offset in part by lower volumes sold on Italian retail and wholesale markets (down 1.1 million tonnes), the effect of the sale of LPG and refined product distribution activities in Brazil in August 2004 and lower trading activities (down 1.3 million tonnes).

Revenues generated by the Petrochemical segment (euro 6,255 million) increased by euro 924 million in 2005, up 17.3%, due mainly to a 12% increase in the average selling prices of products and a 3.6% increase in sales volumes.

Revenues from the Oilfield Services, Construction and Engineering segment (euro 5,773 million) increased by euro 37 million in 2005, up 0.6%, reflecting mainly higher utilization rates of vessels and drilling rigs and a higher volume of orders fulfilled.

Revenues of Corporate and financial companies (euro 977 million) increased by euro 126 million in 2005, up 14.8%, which essentially consists of invoices for services provided to other group segments. In 2005, Corporate started supplying certain central services amounting to euro 76 million to a merged subsidiary, Italgas Più belonging to the Gas & Power segment. Other increases in revenues were essentially related to IT services (euro 27 million) and general services such as activities related to real estate rentals and maintenance, fleet of cars, company’s aircrafts, and other activities (euro 21 million).

Other income and revenues

2005 compared to 2004 Other income and revenues (euro 798 million) declined by euro 579 million in 2005, down 42%, due mainly to lower gains on asset divestment in relation to the fact that in 2004 gains on the sale of mineral assets were recorded by the Exploration & Production segment for euro 373 million, and the fact that starting in 2005 derivative contracts on commodities were accounted for under IFRS No. 32 and 39, under which gains or losses on derivative financial contracts used to manage exposure to fluctuations in commodity prices are accounted for as financial income.

b) Operating Expenses

The table below sets forth the components of Eni’s operating expenses for the periods indicated.

Year ended December 31,

2004	2005

(million euro)
Purchases, services and other	38,347	48,567
Payroll and related costs	3,245	3,351

Operating expenses	41,592	51,918

2005 compared to 2004 Operating expenses (euro 51,918 million) increased by euro 10,326 million in 2005 compared to 2004, up 24.8%, due mainly to: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas; (ii) higher environmental provisions (euro 532 million), recorded in particular in the Other activities and the Refining & Marketing segment in connection with reclamation and remediation activities of certain industrial plants related to businesses exited by Eni in past years and environmental liabilities relating to refineries and the distribution network in Italy; (iii) an increase in provisions relating to the fine imposed on February 15, 2006 by the Antitrust Authority and the estimated impact of the application of Decision No. 248/2004 of the Authority for Electricity and Gas from January 1, 2005 (euro 515 million); (iv) a euro 87 million increase in insurance charges deriving from the extra premium due for 2005 and for the next five years (assuming normal accident rates) related to the participation of Eni in Oil Insurance Ltd. These higher insurance charges reflect the exceptionally high rate of accidents in the two year period 2004-2005; and (v) increases in provisions relating to certain legal proceedings and contractual obligations (euro 58 million). These increases were partially offset by the sale of activities in Brazil in August 2004.

Payroll and related costs (euro 3,351 million) were up euro 106 million in 2005, or 3.3%, reflecting primarily an increase in unit labor cost in Italy, offset in part by a decline in the average number of employees in Italy and the effect of the sale of refined product distribution activities in Brazil.

c) Depreciation, Amortization and Writedowns

The table below sets forth a breakdown of depreciation, amortization and writedowns by business segment for the periods indicated.

Year ended December 31,

2004	2005

(million euro)
Exploration & Production (1)	3,047	3,944
Gas & Power	637	684
Refining & Marketing	465	462
Petrochemicals	114	118
Oilfield Services Construction and Engineering	184	176
Other activities	45	31
Corporate and financial companies	106	98
Unrealized profit in inventory (2)		(4)

Total of depreciation and amortization	4,598	5,509
Writedowns	333	272

Depreciation, amortization and writedowns	4,931	5,781

(1)	Exploration expenditures of euro 618 and 564 million are included in these amounts relative to the years 2005 and 2004, respectively.
(2)	Unrealized profit in inventory concerned intersegment sales of goods and services.

2005 compared to 2004 Depreciation, amortization and writedown charges (euro 5,781 million) increased by euro 850 million in 2005 compared to 2004, up 17.2%. Depreciation and amortization charges (euro 5,509 million) were up euro 911 million, or 19.8%, from 2004 to 2005 mainly in the Exploration & Production segment (up euro 897 million) reflecting primarily: (i) higher development costs for new fields and increased costs incurred to maintain production levels in certain mature fields; (ii) the impact on amortization charges of the revision of previous estimates of asset retirement and removal costs relating to certain fields located in the UK, Norway, Kazakhstan; (iii) the impact of oil prices on amortization in PSAs and buy-back contracts; (iv) higher production; and (v) higher exploration costs (up euro 50 million). In the Gas & Power segment amortization charges increased by euro 47 million due to the coming on stream of the Greenstream gasline and new power generation capacity.

Writedowns (euro 272 million) concerned mainly Exploration & Production (euro 156 million), Other activities (euro 75 million) and Petrochemical (euro 29 million) segments.

d) Operating Profit by Segment

The table below sets forth Eni’s operating profit by business segment for the periods indicated.

Year ended December 31,

2004	2005

(million euro)
Exploration & Production	8,185	12,574
Gas & Power	3,428	3,321
Refining & Marketing	1,081	1,857
Petrochemicals	320	202
Oilfield Services Construction and Engineering	203	307
Other activities	(395)	(902)
Corporate and financial companies	(363)	(391)
Unrealized profit in inventory	(59)	(141)

Operating profit	12,399	16,827

The table below sets forth, for each of Eni’s principal business segments, operating profit as a percentage of such segment’s net sales from operations (including intersegment sales) for the periods indicated.

Year ended December 31,

2004	2005

Exploration & Production	53.3%	55.9%
Gas & Power	19.8%	14.5%
Refining & Marketing	4.1%	5.5%
Petrochemicals	6.0%	3.2%
Oilfield Services Construction and Engineering	3.6%	5.4%

Exploration & Production Operating profit in 2005 amounted to euro 12,574 million, a euro 4,389 million increase compared to 2004, up 53.65%, due to: (i) higher oil and gas prices (oil prices up 41.3% in dollars, natural gas prices up 15.6% in dollars); (ii) higher production volumes sold (up 38.3 mmBOE, or 6.7%); and (iii) lower asset impairment charges (euro 40 million). These positive factors were offset in part by: (i) higher operating costs and amortization charges; (ii) net gains on divestments recorded in 2004 (euro 320 million); and (iii) higher insurance charges.

Gas & Power Operating profit in 2005 amounted to euro 3,321 million, a euro 107 million decrease compared to 2004, down 3.1%, due mainly to: (i) a provision increase relating to the fine imposed on February 15, 2006 by the Antitrust Authority (euro 290 million) and the estimated impact of the application of Decision No. 248/2004 of the Authority for Electricity and Gas from January 1, 2005 affecting natural gas prices to residential customer and wholesalers (euro 225 million); (ii) weaker realized margins on natural gas sales related to competitive pressure offset in part by favorable trends in prices of certain refined products to which natural gas sale and purchase prices are contractually indexed resulting in a higher increase of selling prices as compared to supply costs when comparing 2005 to 2004; and (iii) other provision increases (euro 46 million). These negative factors were offset in part by: (i) increased natural gas sales volumes (up 6.13 BCM including own consumption, or 8%) and higher natural gas volumes distributed; (ii) a higher operating profit in natural gas transport activities outside Italy; and (iii) a higher operating profit of power generation activities which almost doubled to euro 138 million in 2005, up euro 77 million, reflecting primarily an increase in sold production of electricity (8.92 terawatthours, up 64.4%), offset in part by a decline in realized margins related to unfavorable trends in prices of certain refined products to which electricity selling prices and purchase prices of fuels (in particular natural gas) are contractually indexed resulting in a higher increase of supply costs as compared to selling prices when comparing 2005 to 2004.

Refining & Marketing Operating profit in 2005 amounted to euro 1,857 million, a euro 777 million increase compared to 2004, up 71.9%, due essentially to: (i) an inventory holding gain of euro 671 million resulting from the evaluation of inventories under the weighted-average cost method of inventory accounting in connection with rising international prices of oil and refined products. Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the weighted-average method. During 2005 the cost of sales as determined under the weighted-average method was euro 1,064 million lower than a cost of sales assuming a cost based on the current cost of supplies in 2005 (euro 393 million lower in 2004); (ii) higher realized margins in refining (the margin on Brent was up 1.43 dollars/barrel, or 32.9%) combined with higher volumes processed and an improvement in the mix of refined products obtained, the effect of which was offset in part by the impact of the standstill of the Gela refinery in the first part of 2005 owing to the damage caused by a seastorm in December 2004; (iii) higher operating profit in distribution activities in Italy; and (iv) an increase in operating results of refining and marketing activities in the rest of Europe related to a favorable trend of the trading environment for refining and to increased retailing sales in particular in Germany, Spain and the Czech Republic, due to the purchase/construction of service stations. These positive factors were offset in part by a euro 185 million increase in operating expenses related in particular to higher environmental provisions and higher insurance costs and the effect of the sale of Agip do Brasil (euro 28 million) in August 2004.
Petrochemicals Operating profit in 2005 amounted to euro 202 million, a euro 118 million decrease compared to 2004, down 36.9%, due mainly to: (i) higher operating expenses (euro 92 million) recorded in connection with the restructuring of the Champagnier plant in view of its shutdown, provisions for litigation and higher insurance costs; and (ii) lower product margins in basic petrochemicals reflecting higher oil-based feedstock purchase costs not fully recovered in selling prices, partly offset by higher margins in elastomers and polyethylene. These negative factors were offset in part by higher sales volumes (up 3.6%) and lower operating costs related to efficiency actions.

Oilfield Services Construction and Engineering Operating profit in 2005 amounted to euro 307 million, a euro 104 million increase compared to 2004, up 51.2%. The oilfield services and construction business reported an operating profit of euro 306 million, up euro 37 million, or 13.8%, achieved in the following areas: (i) offshore construction area, reflecting higher profitability of certain projects completed in North Africa; (ii) onshore drilling area, reflecting higher activity levels; and (iii) offshore drilling area, reflecting tariff increases for the submersible platform Scarabeo 6, higher utilization of the submersible platform Scarabeo 4 and of the jack-up Perro Negro 5. Such gains were partially offset by higher costs on projects in progress in the LNG area and the fact that for 2004 the Leased FPSO area recorded income relating essentially to a contract for the recovery of oil spilled from the Prestige tanker not recorded in 2005.

The engineering business reported an operating profit of euro 1 million, an increase of euro 67 million over 2004, arising from the higher profitability of certain contracts in addition to the share of earnings from certain projects acquired in early 2005.

Other activities These activities include results of operations of Syndial, which manages certain decommissioning and reclamation activities relating to certain shut down industrial sites of Eni, and other Eni subsidiaries (such as, among others, Sieco, Tecnomare, EniTecnologie, Eni Corporate University and AGI) engaged in diversified activities (mainly services to Eni business segments). The Other activities reported an operating loss of euro 902 million for 2005, higher by euro 507 million, or 128% compared to the loss in 2004, due essentially to a euro 504 million increase in Syndial’s operating loss relating to: (i) higher provisions for environmental liabilities of euro 328 million reflecting primarily to the clean up of the Porto Marghera site and the settlement agreed with certain Italian authorities for the environmental damages and remediation of the same site, the reclamation of areas belonging to the Mantova plant and the dismantling of inactive plants and tanks in the Porto Torres site; (ii) provisions for contractual risks (euro 71 million) essentially related to the inability to fulfill certain contractual obligations in connection with product supply and litigations (euro 40 million); and (iii) higher asset impairments (up euro 56 million from euro 19 million to euro 75 million); impairments in 2005 related in particular to the Scarlino and Porto Torres plants, up euro 44 million and euro 19 million, respectively.

Corporate and financial companies These activities include results of operation of the headquarter of the parent company Eni SpA and of Eni’s subsidiaries engaged in treasury services. These activities reported an operating loss of euro 391 million for 2005, down euro 28 million, or 7.7% from 2004, due essentially to an increase in IT costs, up euro 48 million, arising from higher activity levels, and institutional communication costs, up euro 7 million. These negative factors were partly offset by lower environmental provisions.

e) Net Financial Expense

The table below sets forth a breakdown of Eni’s net financial expense for the periods indicated:

Year ended December 31,

2004	2005

(million euro)
Exchange gain (loss), net		169
Interest and other financial income	2	74
Income from securities	31	36
Interest and other financial expense	(254)	(309)
Accretion of asset retirement obligation	(109)	(109)
Income (expense) on derivative financial instruments	34	(386)
(Increase)/decrease in risk reserve provision	(62)
less:
Interest capitalized	202	159

	(156)	(366)

2005 compared to 2004 Net financial expense (euro 366 million) was up euro 210 million from 2004, or 135%, due to charges pertaining to changes in the fair value of derivative financial contracts and to higher interest rate charges on dollar loans (relating to an increase in LIBOR of 2 percentage points), the effects of which were offset in part by a decrease in average net borrowings11 and the fact that in 2004 a euro 62 million increase in the risk reserve provision was recorded in connection with assignment of a financing receivable to the acquirer of a divested affiliate of Eni which is expected to be unable to repay such receivable on the basis of management estimates.

f) Net Income from Investments

2005 compared to 2004 In 2005 net income from investment was euro 914 million and concerned primarily: (i) Eni’s share of income of affiliates accounted for under the equity method (euro 737 million), in particular affiliates in the Gas & Power (euro 358 million) and Refining & Marketing (euro 221 million) segments; (ii) gains on disposal (euro 179 million) relating in particular to the sale of 100% of IP (euro 132 million) and a 2.33% stake in Nuovo Pignone Holding SpA (euro 24 million); and (iii) dividends received by affiliates accounted for under the cost method (euro 33 million).

The euro 94 million increase in net income from investments was due essentially to improved results of operations of affiliates in the Gas & Power segment, in particular Galp Energia SGPS SA (Eni’s interest 33.34%), Unión Fenosa Gas SA (Eni’s interest 50%) and Blue Stream Pipeline Co BV (Eni’s interest 50%) as well as the fact that in 2004 a euro 41 million impairment was recorded in connection with the divestment of Eni’s 35% interest in Albacom. These increases were offset in part by lower gains on disposal (euro 257 million) related to the fact that in 2004 the gain on the sale of 9.054% of the share capital of Snam Rete Gas, 100% of Agip do Brasil SA and other minor assets were recorded for a total of euro 437 million, as compared to the euro 179 million gain recorded in 2005.

g) Taxes

2005 compared to 2004 Income taxes were euro 8,128 million, up euro 2,606 million from 2004, or 47.2%, and reflected primarily higher income before taxes (euro 4,312 million). The Group’s effective tax rate increased 4.5 percentage points to 46.8% (42.3% in 2004). There were three factors behind this increase. First, the higher share of profit before income taxes earned by subsidiaries in the Exploration & Production segment operating in countries where the statutory tax rate is higher than the Group tax rate. Second, profit for the year was adversely impacted by higher non-deductible charges pertaining to increases in risk reserve provision, relating mainly to a fine imposed by the Italian Antitrust Authority. The third factor was a lower share of non-taxable income pertaining in particular to lower gains on disposals of shareholdings in consolidated subsidiaries and of investments recorded under the item "Net Income from Investments" (see above).

h) Minority Interest

2005 compared to 2004 Minority interests was euro 459 million and concerned primarily Eni’s interest in Snam Rete Gas SpA (euro 321 million) and Saipem SpA (euro 115 million).

Liquidity and Capital Resources

The table below sets forth the principal components of Eni’s change in cash and cash equivalent for the periods indicated.

Year ended December 31,

2004	2005

(million euro)
Net profit	7,541	9,247
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
• Amortization and depreciation and other non-monetary items	5,092	6,518
• Net gains on disposals of assets	(793)	(220)
• Dividends, interest, and income taxes and other changes	5,740	8,471

Net cash generated from operating profit before changes in working capital	17,580	24,016
Changes in working capital related to operations	(909)	(2,422)
Dividends received, taxes paid, interest (paid) received during the year	(4,171)	(6,658)

Net cash provided by operating activities	12,500	14,936
Capital expenditure	(7,499)	(7,414)
Investments (1)	(316)	(127)
Disposals	1,547	542
Other cash flow related to capital expenditure, investments and divestments	308	184
Changes in short and long-term financial debt	(3,743)	(540)
Dividends paid and changes in minority interests and reserves	(3,175)	(7,284)
Effect of change in consolidation scope and exchange differences	(55)	33

Change in cash and cash equivalent for the year	(433)	330

Cash and cash equivalent at the beginning of the year	1,436	1,003
Cash and cash equivalent at year end	1,003	1,333

(1)	This item refers mainly to the acquisition of equity of other companies.

The table below sets forth the principal components of Eni’s change in net borrowings (2) for the periods indicated.

Year ended December 31,

2004	2005

(million euro)
Net cash provided by operating activities	12,500	14,936
Capital expenditure	(7,499)	(7,414)
Investments	(316)	(127)
Disposals	1,547	542
Other cash flow related to capital expenditure, investments and divestments	97	293
Net borrowings (2) of acquired companies		(19)
Net borrowings (2) of divested companies	190	21
Exchange differences on net borrowings and other changes	(64)	(980)
Dividends paid and changes in minority interests and reserves	(3,175)	(7,284)

Change in net borrowings (2)	3,280	(32)

Net borrowings (2) at the beginning of the year	7,163	10,443
Net borrowings (2) at year end	10,443	10,475

(2)	Net borrowings is a non-GAAP financial measure. For a discussion of the usefulness of net borrowings and its reconciliation with the most directly comparable GAAP financial measures see "Financial Condition" below.

Analysis of Certain Components of Eni’s Change in Net Borrowings:

a) Cash generated from Operating Profit before Changes in Working Capital

Cash generated from operating profit before changes in working capital totalled euro 24,016 million in 2005 and euro 17,580 million in 2004. The euro 6,436 million increase from 2004 reflected primarily increased results of operations.

In 2005, net profit has been adjusted to take into account amortization and depreciation and other non-monetary items (euro 6,518 million), which concerned primarily depreciation and amortization of tangible and intangible assets (euro 5,509 million), impairments of fixed assets and investments (euro 272 million) primarily resulting from the impairment of proved and unproved property in the Exploration & Production segment (euro 156 million) and a euro 63 million impairment charge in the Other Activities segment related to certain shutdown plants and to the Porto Torres petrochemical complex, and income taxes and interest expense (euro 8,471 million).

In 2004 net profit has been adjusted to take into account amortization and depreciation and other non-monetary items (euro 5,092 million), which concerned primarily depreciation and amortization of tangible and intangible assets (euro 4,598 million), impairments of fixed assets and investments (euro 333 million) related in particular to the impairment of proved and unproved property in the Exploration & Production segment (euro 287 million), and income taxes and interest expense (euro 5,740 million).

b) Changes in Working Capital Related to Operations

Net working capital related to operations was euro 2,422 million in 2005 and euro 909 million in 2004.

In 2005, the increase in net working capital (euro 2,422 million) was mainly due to a euro 3,576 million increase in trade accounts receivable due essentially to the impact of increased international oil and refined product prices, growth in sales volumes of oil and natural gas and currency translation effects. This increase related in particular to the Gas & Power (up euro 1,671 million), Refining & Marketing (up euro 1,010 million) and the Exploration & Production (up euro 806 million) segments. This increase was partly offset by an increase in the euro value of trade accounts payable (euro 2,333 million) resulting from the same reasons as the increase in trade accounts receivable.

c) Dividends received, taxes paid, interest (paid) received during the year

Dividends, interest and taxes paid (which is net of amounts received) totalled euro 6,658 million in 2005 and euro 4,171 million in 2004 and concerned primarily the payment of income taxes (euro 6,619 million in 2005 and euro 4,199 million in 2004).

d) Capital Expenditure and Investing Activities

Capital expenditure totalled euro 7,414 million in 2005 and euro 7,499 million in 2004. In 2005, 91% of capital expenditure related to the Exploration & Production (euro 4,964 million), Gas & Power (euro 1,152 million) and Refining & Marketing (euro 656 million) segments. In 2004, 93% of capital expenditure related to the Exploration & Production (euro 4,853 million), Gas & Power (euro 1,451 million) and Refining & Marketing (euro 693 million) segments. For a discussion of capital expenditure by business segment and a description of changes from one year to another see below "Capital Expenditure by Segment".

Investments (including net borrowings acquired) totalled euro 146 million in 2005 and 316 million in 2004.

e) Disposals

Disposals (including net debt discharged) totalled euro 563 million in 2005 and euro 1,730 million in 2004.

In 2005, disposals (euro 563 million, including net borrowing) concerned primarily: (i) the Gas & Power segment, related to the divestment of Eni’s majority interest (67.05%) in Società Azionaria per la Condotta di Acque Potabili (euro 85 million) and 100% of the share capital of in Acquedotto Vesuviano SpA (euro 20 million); and (ii) the Refining & Marketing segment related to the divestment of 100% of the share capital of IP (euro 190 million) and 28% of the share capital of Erg Raffinerie Mediterranee Srl (euro 97 million).

In 2004, disposals (euro 1,828 million, including net borrowing discharged of euro 279 million) concerned primarily: (i) the Gas & Power segment (euro 676 million), related to the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 650 million) and the disposal of other assets (euro 26 million); (ii) the Exploration & Production segment (euro 492 million) related in particular to the program of rationalization of mineral assets (euro 459 million) and disposal of other minor assets (euro 33 million); (iii) the Refining & Marketing segment (euro 412 million) related to the divestment of the 100% interest in Agip do Brasil SA, a company active in distribution and marketing of refined products and LPG (euro 365 million), the sale of service stations (euro 16 million) and disposal of other minor assets (euro 31 million); (iv) the Other Activities and Corporate and financial companies segments (euro 101 million) related to the sale of the waste disposal business in Ravenna (euro 49 million), the sale of a 2.33% stake in Nuovo Pignone Holding SpA (euro 28 million) and disposal of other minor assets (euro 24 million); and (v) the Petrochemical segment (euro 41 million) related in particular to the sale of the elastomer Baytown plant (euro 31 million) and disposal of other minor assets (euro 10 million).

f) Dividends Paid and Changes in Minority Interests and Reserves

In 2005, dividends paid and changes in minority interests and reserves (euro 7,278 million) related mainly to the dividend distribution for fiscal year 2004 of euro 3,384 million12 and the payment of an interim dividend of euro 1,686 million13 carried out by Eni SpA, the payment of dividends by Snam Rete Gas SpA (euro 1,171 million of which euro 976 million was paid as an extraordinary dividend) and other consolidated subsidiaries (euro 9 million) and the buy-back program (euro 1,034 million).

In 2004, dividends paid and changes in minority interest and reserves (euro 3,175 million) related mainly to the payment of dividends for fiscal year 2003 by Eni SpA for a total amount of euro 2,828 million14 and other consolidated subsidiaries (euro 248 million).

Financial Condition

Eni evaluates its financial condition by reference to "net borrowings", which is a non-GAAP financial measure. Eni calculates net borrowings as total finance debt (short-term and long-term debt) derived from its Consolidated Financial Statements prepared in accordance with IFRS less: cash, cash equivalents and certain very liquid investments not related to operations including, among others, non-operating financing receivables and securities not related to operations. Non-operating financing receivables consists of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.

Management believes that net borrowings is a useful measure of Eni’s financial condition as it provides an indication of the soundness of Eni’s capital structure and of how Eni’s operating assets are financed. In addition, management utilizes the ratio of net borrowings to total shareholders’ equity including minority interest (leverage) to evaluate Eni’s financial structure, to analyze whether the ratio between finance debt and shareholders’ equity is well balanced according to industry standards and to track management’s short-term and medium-term targets. Management constantly monitors trends in net borrowings and trends in leverage in order to optimize the use of internally-generated funds vs. funds from third parties. The measure calculated in accordance with IFRS that is most directly comparable to net borrowings is total debt (short-term and long-term debt). The most directly comparable measure, derived from IFRS reported amounts, to leverage is the ratio of total debt to shareholders’ equity (including minority interest). Eni’s presentation and calculation of net borrowings and leverage may not be comparable to that of other companies.

The tables below set forth the calculations of net borrowings and leverage for the periods indicated and their reconciliation to the most directly comparable GAAP measure.

Year ended December 31,

2004	2005

Short-term	Long-term	Total	Short-term	Long-term	Total

(million euro)
Total debt (short-term and long-term debt)	5,077	7,607	12,684	5,345	7,653	12,998
Cash and cash equivalent	(1,003)		(1,003)	(1,333)		(1,333)
Securities not related to operations	(792)	(1)	(793)	(903)	(28)	(931)
Non operating financing receivables	(11)	(240)	(251)	(12)	(247)	(259)
Other, net	(194)		(194)

Net Borrowings	3,077	7,366	10,443	3,097	7,378	10,475

As of December 31,

2004	2005

Shareholders’ equity including minority interests as per Eni’s Consolidated Financial Statements prepared in accordance with IFRS (million euro)	35,540	39,217
Ratio of total debt to total shareholders’ equity including minority interests	0.36	0.33
Less: ratio of cash, cash equivalent and certain liquid investments not related to operations to total shareholders’ equity including minority interests	(0.07)	(0.06)
Ratio of net borrowing to total shareholders’ equity including minority interests (leverage)	0.29	0.27

In 2005, net borrowings amounted to euro 10,475 million, a euro 32 million increase over 2004. Total debt of euro 12,998 million consisted of euro 5,345 million short-term debt (including the portion of long-term debt due within twelve months equal to euro 733 million) and euro 7,653 million of long-term debt.

Total debt included bonds for euro 5,339 million (including accrued interest and discount). Bonds maturing in the next 18 months amounted to euro 436 million (including accrued interest and discount). Bonds issued in 2005 amounted to euro 441 million (including accrued interest and discount). Total debt was denominated in the following currencies: euro (72%), U.S. dollar (16%), pound sterling (8%) and 4% in other currencies.

In 2004, net borrowings amounted to euro 10,443 million. Total debt amounted to euro 12,684 million, of which euro 5,077 million of short-term debt (including the portion of long-term debt due within twelve months for euro 927 million) and euro 7,607 million of long-term debt. Bonds amounted to euro 5,331 million. Total debt was denominated in the following currencies: euro (63%), U.S. dollar (24%), pound sterling (10%) and 3% in other currencies.

Short-term Debt

As of December 31, 2005, short-term debt of euro 4,612 million (excluding the portion of long-term debt due within twelve months) increased by euro 462 million over 2004. The weighted average interest rate of Eni’s short-term debt was 2.5% and 2.8% for the years ended December 31, 2004 and 2005, respectively.

As of December 31, 2005, Eni maintained committed and uncommitted unused lines of credit for euro 5,855 and euro 4,783 million, respectively (euro 5,304 million and euro 7,771 million, respectively, at December 31, 2004). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

Long-term Debt

As of December 31, 2005, long-term debt of euro 8,386 million decreased by euro 148 million over 2004.

Eni entered into financing arrangements with the European Investment Bank, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s Consolidated Financial Statements or of a rating not inferior to A- (S&P) and A3 (Moodys). The amount of this financing arrangement subject to said restrictive covenants was euro 1,104 million and euro 1,258 million, as of December 31, 2004 and 2005, respectively. In 2005, those covenants primarily concern Eni’s financing arrangements (euro 1,235 million, as of December 31, 2005, of which euro 110 million as comprised a portion of long-term debt due within twelve months). Eni was in compliance with said covenants. Also Saipem SpA entered into financing arrangements with banks for euro 275 million (euro 300 million as of December 31, 2004), that require maintenance of certain financial ratios generally based on Saipem’s consolidated financial condition and results of operations. Saipem was in compliance with said covenants.

As of December 31, 2005, bonds of euro 5,339 million included bonds issued under the Medium Term Notes Program for a total of euro 4,365 million and other bonds for a total of euro 974 million.

As of December 31, 2004 bonds of euro 5,331 million included bonds issued under the Medium Term Notes Program for a total of euro 4,296 million and other bonds for a total of euro 1,039 million.

The weighted average interest rate on Eni’s long-term debt (including current maturities) at December 31, 2005 was approximately 4.5% (4.2% at December 31, 2004).

Capital Expenditure by Segment

The table below sets forth a breakdown, by segment, of capital expenditure.

Year ended December 31,

2004	2005

(million euro)
Exploration & Production	4,853	4,964
Gas & Power	1,451	1,152
Refining & Marketing	693	656
Petrochemicals	148	112
Oilfield Services Construction and Engineering	186	349
Other activities	49	69
Corporate and financial companies	119	112

Total	7,499	7,414

In 2005, capital expenditure of the Exploration & Production segment amounted to euro 4,964 million, representing an increase of euro 111 million, or 2.3%, from 2004 due primarily to higher unit development costs in connection with a higher rate of development activity for new fields in complex environments and in mature areas, and higher costs of certain productive factors (e.g. tariffs of drilling rigs). Capital expenditure for 2005 concerned mainly development expenditure (euro 3,952 million, compared to euro 4,310 million in 2004) directed mainly outside Italy (euro 3,541 million), in particular in Kazakhstan, Libya, Angola and Egypt. Development expenditure in Italy (euro 411 million) concerned in particular the completion of work for plant and infrastructure in Val d’Agri and sidetrack and infilling actions in mature areas. Exploration expenditure amounted to euro 656 million (euro 499 million in 2004), of which about 96% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Norway, Egypt, the United States, Brazil and Indonesia. In Italy exploration concerned essentially Northern Italy.

Expenditure for the purchase of proved and unproved property amounted to euro 301 million and concerned the acquisition of: (i) a further 1.85% stake in the Kashagan project for dollar 200 million; (ii) 104 exploration blocks and two fields in pre-development phase in Northern Alaska; (iii) a 40% stake in the OML 120 and OML 121 concessions under development in the Nigerian offshore; and (iv) a 50% interest in WA-313-P and a 53.8% interest in WA-280-P permits in Australia. Capital expenditure for capital goods amounted to euro 55 million.

In 2004, capital expenditure in the Exploration & Production segment amounted to euro 4,853 million and largely concerned development expenditure mainly directed outside Italy (euro 3,991 million): in particular in Libya (the Wafa and Bahr Essalam project), Iran (the South Pars project, phases 4 and 5), Angola (fields in Block 15), Kazakhstan, Egypt, Nigeria and Norway. Development expenditure in Italy (euro 378 million) concerned in particular the continuation of the drilling program and work for plant and infrastructure in Val d’Agri and sidetrack and infilling activities in mature areas. About 90% of exploration expenditure (euro 499 million) was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Egypt, the United States, Nigeria, Norway, Indonesia and Kazakhstan. In Italy exploration was focused onshore in Sicily and Central Italy. A further euro 17 million (Eni’s share) was expensed by affiliates for exploration projects in Saudi Arabia, Russia and Spain.

In 2005, capital expenditure in the Gas & Power segment totalled euro 1,152 million and related in particular to: (i) development and improvement of Eni’s transmission network in Italy (euro 643 million); (ii) the continuation of the construction of combined cycle power plants (euro 239 million); (iii) development and improvement of Eni’s distribution network in Italy (euro 182 million); and (iv) development of Eni’s transport network outside Italy (euro 48 million). As compared to 2004, capital expenditure declined by euro 299 million, down 20.6%, due essentially to the completion of the Greenstream gasline in 2004 and of the power generation development plan.

In 2004, capital expenditure in the Gas & Power segment totalled euro 1,451 million and related mainly to: (i) development and improvement of Eni’s natural gas transportation network in Italy (euro 553 million); (ii) the continuation of the construction of combined cycle power plants (euro 451 million) in particular at Brindisi, Ferrara, Ferrera Erbognone, Mantova and Ravenna; (iii) development and improvement of Eni’s natural gas distribution network in Italy (euro 168 million); and (iv) the completion of the Greenstream gasline (euro 159 million) that started operations in October 2004.

In 2005, capital expenditure in the Refining & Marketing segment amounted to euro 656 million and concerned: (i) refining and logistics (euro 349 million), in particular plant efficiency and flexibility improvement actions including the completion of the tar gasification plant at the Sannazzaro refinery; (ii) the upgrade of the distribution network and the construction of new service stations in Italy (euro 154 million); and (iii) the upgrade of the distribution network and to a lesser extent the purchase of service stations in the rest of Europe (euro 71 million). As compared to 2004, capital expenditure declined by euro 37 million, or 5.3%, due essentially to the completion of the plant in Sannazzaro.

In 2004, capital expenditure in the Refining & Marketing segment amounted to euro 693 million and concerned essentially: (i) refining and logistics (euro 420 million), in particular the construction of the tar gasification plant at the Sannazzaro refinery, efficiency improvement actions and adjustment of automotive fuel characteristics to new European specifications; (ii) the upgrade of the refined product distribution network in Italy (euro 164 million); and (iii) the upgrade of the refined product distribution network and the purchase of service stations in the rest of Europe (euro 69 million).

In 2005, capital expenditure in the Petrochemicals segment amounted to euro 112 million and concerned in particular actions for extraordinary (euro 37 million) and periodical (euro 27 million) improvement, actions for environmental protection and for complying with safety and environmental regulations (euro 25 million) and improving the efficiency of plants (euro 23 million).

In 2004, capital expenditure in the Petrochemicals segment amounted to euro 148 million, and concerned in particular actions for improving the efficiency of plants (euro 58 million) and actions for environmental protection and for complying with safety and environmental regulations (euro 41 million).

In 2005, capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 349 million, up 87.6% from 2004 and concerned mainly oilfield services and construction (euro 346 million), in particular: (i) improvement and upgrade of equipment; (ii) vessels and logistical support means for specific contracts, in particular Kashagan; (iii) upgrade of operating structures in Kazakhstan and West Africa; and (iv) the purchase of the Margaux tanker ship and the beginning of its conversion into an FPSO unit that will operate in Brazil on the Golfinho field.

In 2004, capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 186 million and concerned mainly: (i) the construction and upgrade of logistical support means in Kazakhstan, Angola and Nigeria; (ii) the completion of interventions on the semi-submersible platforms Scarabeo 3 and Scarabeo 4, on the Perro Negro 3 jack-up and on the Castoro 8 pipelaying vessel; and (iii) the purchase of plant and equipment required for the Sakhalin project in Russia.

Recent Developments

The table below sets forth certain indicators of the trading environment for the periods indicated:

Three months ended March 31,	Two months April-May,

2005	2006	2005	2006

Average price of Brent dated crude oil (1)	47.50	61.75	50.19	70.09
Average price in euro of Brent dated crude oil	36.23	51.37	39.15	55.98
Average EUR/USD Exchange rate (2)	1.311	1.202	1.282	1.252
Average European refining margin (3)	4.26	2.95	6.92	5.11
EURIBOR – three month euro rate %	2.1	2.6	2.1	2.8

(1)	In U.S. dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: European Central Bank.
(3)	In U.S. dollars per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Eni’s results of operations for the first quarter 2006

Net profit for the first quarter of 2006 increased by 21.6% over the first quarter of 2005, reflecting higher operating profit (up 25.7%), partially offset by a higher Group effective tax rate, up 4.1% (from 42.6 to 46.7%). The increase in the effective tax rate was due principally to a higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group.

Eni’s results benefited from a favorable trading environment with a higher Brent crude oil price (up 30%) and a depreciation of the euro versus the dollar (down 8.3%). These positive factors were partially offset by declining refining margins (down 30.8%), lower petrochemical products margins and declining selling margins on natural gas as a consequence of the new regulatory regime established by the Italian Authority for Electricity and Gas. In the subsequent months of April and May, the trend in the euro versus U.S. dollar exchange rate reversed with the euro appreciating considerably versus the dollar. Should this trend of appreciation continue for the rest of the year, Eni’s results of operation will be adversely impacted as compared to the first quarter of 2006.

The increase in Eni’s operating profit for the first quarter 2006 was largely attributable to Exploration & Production division (up 67.6%) due to higher oil prices (oil up 33.4% in dollars, natural gas up 24.4% in dollars) combined with increased production volumes sold (up 7.8%), and to the favorable impact of the depreciation of the euro versus the U.S. dollar, offset in part by higher operating costs and amortization charges.

These increases were partly offset by lower operating profit in:

•	the Gas & Power division (down 23%) due primarily to a decrease in natural gas margins as a consequence of the new regulatory regime established by the Italian Authority for Electricity and Gas with Decision No. 248/2004 affecting natural gas prices to residential customers and wholesalers combined with higher purchasing costs. See "Item 4 – Regulation – Gas & Power – Natural gas prices". On the positive side, sales of natural gas were up 1.87 BCM, or 7.2%, and electricity production sold was up 1.44 terawatthours, or 28.9%. Transported natural gas volumes outside Italy were also higher reflecting the coming-on-line of volumes transported through the Greenstream pipeline from Libya;
•	the Petrochemical division (down 75.3%) affected by the significantly higher cost of oil-based feedstocks not completely transferred to selling prices; and
•	the Refining & Marketing division (down 67%) due primarily to declining refining margins (margins on Brent were down 1.31 dollars/barrel, or 30.8%), the effect of longer maintenance outages of refineries and higher environmental provisions (euro 21 million). These factors were offset in part by the impact of the appreciation of the dollar over the euro.

Eni’s net sales from operations (revenues) for the first quarter of 2006 increase by 35.2% from the first quarter of 2005, primarily reflecting higher realized prices and higher sales volumes in virtually all of Eni’s operating segments. Also contributing was the favorable impact of the depreciation of the euro versus the dollar.

The appreciation of the euro over other currencies, in particular the U.S. dollar (at March 31, 2006 the EUR/USD exchange rate was up 2.5% over December 31, 2005) resulted in decrease in the book value of net capital employed, in net equity and in net borrowings at 2005 year end.

Net borrowings at March 31, 2006 declined by 39.9% from December 31, 2005, due to cash inflow provided by operating activities, and was also influenced by seasonality factors, cash from asset divestments and currency translation effects. These inflows were offset in part by financial requirements for capital expenditure and investments and the repurchase of own shares.

In the first quarter of 2006 hydrocarbon production increased by approximately 7% as compared to the first quarter of 2005. This increase was driven by organic growth in Libya, Angola and Egypt. Production for the quarter was adversely impacted by: (i) an estimated 29 KBOE/d reduction due to lower entitlements in certain PSAs and buy-back contracts; (ii) field declines in mature areas, mainly in natural gas production in Italy; and (iii) residual hurricane impacts on production in the Gulf of Mexico and outages and disruptions in Nigeria due to social unrest.

Natural gas sales (included gas consumed by Eni and Eni’s share of sales of its affiliates) increased by 5.8% as compared to the first quarter of 2005. Electricity production sold increased by 28.98% as compared to the first quarter of 2005.

Cancellation of the Dación oil field contract on part of the Venezuelan State Oil Company

With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the service contract governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA which replaced Eni Dación BV, Eni’s wholly-owned subsidiary that had been operating the field until that date.

Eni believes that it is entitled to a market value compensation for the expropriation of the Dación field. On these basis, Eni is available to reach an agreement with the Venezuelan authorities. In case an amicable settlement is not possible, Eni will take any other action in order to protect its interest in Venezuela. Based on internal and external independent evaluation, Eni is confident that a fair market compensation will not be lower than the book value of the Dación related assets. Accordingly, management decided not to impair the book value of Eni’s Dación assets. In 2005 and in the first quarter 2006, the Dación field production rate was about 60 KBBL/d. Management expects Eni’s proved reserves of hydrocarbons to be reduced by an amount of approximately 175 mmBBL corresponding to Eni’s net proved reserves of the Dación field as of December 31, 2005 as a consequence of the loss of Eni’s title to the field.

Management Expectations of Operations

The following are the forecasts for Eni’s key production and sales metrics in 2006:

•	production of liquids and natural gas is expected to increase from the 1,693 KBOE/d level of 2005. Management plans to increase production mainly in Libya, Angola and Egypt due to full production from fields that commenced production in the second half of 2005. These increases will be partly offset by natural field declines, residual hurricane impacts on production in the Gulf of Mexico and outages and disruptions in Nigeria due to social unrest and the impact of the unilateral cancellation by the Venezuelan national oil company PDVSA of the service contract for the Dación oil field effective from April 1, 2006. Despite the adverse impact of the unforeseen events in Venezuela and Nigeria, production growth rate for the year is expected to be 3% assuming an average Brent crude oil price of 54.5 dollars per barrel in 2006. Management believes this growth rate to be consistent with Eni’s planned average growth rate of 4% for its oil and natural gas production in the four year period 2006-2009;
•	sales volumes of natural gas are expected to increase by approximately 2% from the 91.15 BCM level of 2005. Management plans to increase natural gas sales volumes mainly in Turkey, Germany and Spain;
•	sold production of electricity is expected to increase by approximately 15% from the 22.77 terawatthours level of 2005. Management plans to increase sold production of electricity thanks to the ramp-up of new production capacity at the Brindisi and Mantova sites; lower production is expected at the Ravenna and Ferrera Erbognone plants due to planned maintenance;
•	refining throughputs on Eni’s account are expected to decline slightly from 2005, due mainly to planned maintenance at the Sannazzaro, Livorno and Taranto refineries. Otherwise Eni’s refineries are expected to run at full capacity; and
•	retail sales of refined products on the Agip branded network in Italy are expected to remain stable at 8.8 million tonnes; according to management’s plans the impact of the expected decline in domestic consumption is projected to be offset by a higher network performance. In the rest of Europe management plans to increase sales from the 3.7 million tonnes level of 2005 despite the expected stagnation in consumption; in particular higher sales are expected in Spain, France and Central Eastern Europe also due to the construction/acquisition of service stations.

In 2006, capital expenditure is expected to amount to euro 9.7 billion, representing a 31% increase from 2005. Approximately 91% of capital expenditure is planned in Eni’s Exploration & Production, Gas & Power and Refining & Marketing business segments; the main increases are expected in exploration projects, the development of oil and natural gas reserves, upgrading of natural gas transport and import infrastructure and upgrading of refineries.

Overall, in the next four year period management plans to invest approximately euro 35.2 billion in new capital expenditure; approximately 69%, 12% and 10% of this new capital expenditure is planned to be made in the Exploration & Production, Gas & Power and Refining & Marketing segments, respectively. Key planned projects are as follows: (i) development of reserves of hydrocarbons in Kazakhstan, Angola, Nigeria, Libya, Italy and Egypt; (ii) exploration in selected areas; (iii) increase of Eni’s import capacity of natural gas from Algeria and Russia and upgrading of the Italian natural gas transport and distribution networks; (iv) interventions aimed at upgrading primary distillation capacity and conversion capacity and the degree of flexibility of Eni’s refining system; and (v) upgrading and development of Eni’s Italian and European networks of service stations for the marketing of petroleum products.

In order to evaluate the profitability of individual capital expenditure projects, management uses a long-term reference oil price of 30 dollars per barrel. The internal rate of return of each project is compared to the relevant hurdle rate, differentiated by business segment and country of operation. These hurdle rates are calculated taking into account: (i) Eni’s weighted average cost of capital which is differentiated for each business segment; (ii) a country risk premium which reflects the riskiness of each country of operation in terms of macroeconomic, business and social current conditions and outlook; and (iii) a premium for the business risk.

In the next four year period management plans to pay dividends in line with the euro 1.1 dividend per share paid to shareholders for fiscal year 2005, of which euro 0.45 per share was paid in October 2005 as an interim dividend with the balance be paid late in June 2006. Total cash outlay is expected at euro 4.1 billion (including the euro 1.7 billion already paid in October 2005). See "Item 8 – Dividend Policy" for more details on Eni’s dividend policy and the uncertainties and constraints to which it is subject.

Management plans to cover financial requirements for capital expenditure and dividends by means of net cash provided by operating activities. Management expects crude oil prices to remain high and volatile in the next two years assuming a level of 54.5 and 45 dollars per barrel for 2006 and 2007, respectively; then in following years management expects crude oil prices to stabilize until settling on the long term level of 30 dollars per barrel. Management's planned target of an oil and natural gas production level of 2 mmBOE/d in 2009, implying an average growth rate of 4% in the 2006-2009 four year period, assumed a Brent crude oil price of $32 per barrel in 2009, under which management has used to estimate entitlements to production in certain PSAs and buy-back contracts. In the 2006-2009 four year period management expects an exchange rate of approximately 1.30 U.S. dollars per euro.

Management expects to maintain a stable financial structure. See the paragraph "Financial condition" above, for a discussion of how Eni’s management assess Eni’s financial structure.

Discussion of certain business trends expected for 2006 and beyond

Decision No. 248/2004 the Authority for Electricity and Gas established, among other things: (i) that an increase in the international price of Brent crude oil may only be partially transferred on to residential and commercial users of natural gas in case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate supply contracts to wholesalers in order to take account of the reduction of the price of natural gas sold to residential and commercial users. A proceeding has commenced between the Authority for Electricity and Gas and Eni, which appealed this decision to an administrative court. Management believes a negative outcome of this matter to be likely. Accordingly, in 2006, management expects Eni’s natural gas selling margins to be adversely impacted by a material amount in light of the high Brent crude oil prices.

In addition, Eni is experiencing some pricing pressure in its core natural gas business in Italy as a consequence of increasing competition and the need to comply with the mandatory ceilings provided for by the Italian regulatory system by selling natural gas volumes available under take-or-pay purchase contracts to certain Italian natural gas importers who resell those volumes on the Italian natural gas market (see "Item 4 – Regulation of the Italian Natural Gas Market" and "Item 3 – Risk Factors").

However, management expects declining natural gas selling margins to be offset almost completely by the planned growth in natural gas sales in European markets and in supplies for the production of electricity, cost savings deriving from planned efficiency improvement actions and higher volumes of natural gas transport outside Italy.

In the medium term, taking into account the mandatory ceilings provided for by the Italian regulatory system for natural gas operators and the possibility of further regulatory constraints, developments in the supply and demand of natural gas in Italy could pose some risks to Eni’s ability to fulfill its contractual obligations under take-or-pay contracts for the purchase of natural gas. In addition, management expects natural gas sales in Italy to decline from the 58 BCM level of 2005 due to increased competition. Management plans to manage Eni’s growing portion of natural gas purchased under take-or-pay contracts which cannot be sold in Italy and to compensate for the expected decline in natural gas sales in Italy by means of: (i) a better commercial offer based on the integration of Eni marketing policy in natural gas and electricity generation businesses, aiming at customer satisfaction; (ii) increasing sales in European natural gas markets where Eni’s presence is established, as a result of supply contracts already signed, expected demand growth and marketing efforts directed to expand Eni’s market shares in relevant areas; (iii) developing Eni’s presence in recently entered markets; (iv) exploiting the growing importance of natural gas spot markets (the so called continental hubs for natural gas); and (v) developing the business of LNG.

For a discussion of certain risks relating to the impact of the evolution of Italian regulation of the natural gas sector on Eni’s take-or-pay contracts see "Item 3 – Risk Factors – Liberalization of the Italian Natural Gas Market".

In 2006, management expects the Group effective tax rate to increase from the 46.8% level recorded in 2005. The expected increase in the Group effective tax rate will be driven principally by the increasing share of profit before income taxes which is expected to be earned by subsidiaries in the Exploration & Production division operating in countries where the statutory tax rate is higher than the average tax rate for the Group. In addition, a further rise in Eni’s Group effective tax rate is likely in light of a proposed fiscal reform impacting profits of corporations in the United Kingdom. See "Item 4 – Exploration & Production – North Sea".

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

Off-Balance Sheet Arrangements

Eni has entered into certain off-balance sheet arrangements, including guarantees, commitments and risks, as described in Note 24 to the Consolidated Financial Statements. Eni’s principal financial obligations, including commitments under take-or-pay or ship-or-pay clauses, are described under "Contractual Obligations" below. See the Glossary for a definition of take-or-pay or ship-or-pay clauses.

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

Eni has provided various forms of guarantees on behalf of unconsolidated subsidiaries and affiliated companies, mainly relating to guarantees for loans, lines of credit and performance under contracts. In addition, Eni has provided guarantees on the behalf of consolidated companies, primarily relating to performance under contracts. These arrangements are described in Note 24 to the Consolidated Financial Statements.

Contractual Obligations

The following table summarizes the principal financial obligations which are described in Item 18 – Financial Statements – Note 14, 18 and 24.

Total	2006	2007	2008	2009	2010	Thereafter

(million euro)
Long-term Debt	8,386	733	1,339	661	524	1,370	3,759
Short-term Debt	4,612	4,612
Sub total	12,998	5,345	1,339	661	524	1,370	3,759
Operating leases relating to real estate rental in Italy	663	89	91	88	83	70	242

Other Commitments (off balance sheet):
Take-or-pay	119,444	11,527	10,970	9,559	8,620	7,697	71,071
Ship-or-pay	6,094	338	361	372	373	374	4,276
Others	296	116	13	13	13	13	128
of which:
- Purchase of investments	103	103
- Memorandum of intent relating Val d’Agri	193	13	13	13	13	13	128

"Other commitments" relating to natural gas take-or-pay and ship-or-pay contracts were calculated by applying the forecasted prices of energy or services included in the long and medium term market scenarios used by Eni for planning purposes to minimum take and minimum ship quantities. Management expects amounts due under Eni take-or-pay and ship-or-pay contractual obligations in years subsequent to year 2010 will be roughly in line with the average amounts expected to be paid in the 2006-2010 period. See "Item 4 – Gas & Power – Natural Gas Purchases" and "Item 3 – Risk Factors – Liberalization of the Italian Natural Gas Market" for a discussion of the nature and importance of Eni’s take-or-pay contracts and the related risks from the evolving regulatory environment that could negatively impact Eni’s results.

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

Credit Risk

Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. Eni’s financial companies follow guidelines approved by Eni’s treasury department on the choice of highly credit-rated counterparties in their use of financial and commodity instruments, including derivatives. Eni has not experienced material nonperformance by any counterparty. As of December 31, 2005, Eni has no significant concentrations of credit risk.

Hedging

The most important currencies for Eni are the euro and the U.S. dollar. See "Item 3 – Risk Factors – Exchange Rates". Eni’s hedging policy is to minimize foreign exchange rate exposure through a policy of matching assets and liabilities where appropriate. Eni also enters into certain derivative financial contracts to hedge existing receivables and payables, including deposits and borrowings denominated in currencies other than the currency used in the relevant financial statements.

Eni enters into various types of derivative financial contracts (primarily interest rate swaps, forward rate agreements and interest rate collars) to manage its interest rate risk, to lower its funding costs and diversify its sources of funding and to minimize interest rate exposures arising from mismatches between assets and liabilities.

Eni enters into certain derivative financial contracts and commodity hedging contracts for the purpose of reducing its exposure to changes in commodity prices in connection with specific transactions, including, to a limited extent, to mitigate the effects of petroleum price fluctuations. For an in-depth analysis of market risks exposure and policies used by Eni to manage its exposure to market risk see "Item 11 – Quantitative and Qualitative Disclosures About Market Risk".

Research and Development

For a description of Eni’s research and development operations in 2005, see "Item 4 – Research and Development".

Summary of Significant Differences Between Italian GAAP and U.S. GAAP

Eni’s Consolidated Financial Statements have been prepared in accordance with IFRS issued by the IASB as adopted by the EU, which differs in certain respects from U.S. GAAP. The significant differences between IFRS and U.S. GAAP, as applied to Eni’s Consolidated Financial Statements, are: A) consolidation policy; B) exploration & production activities; C) asset impairment and subsequent asset write-up; D) deferred tax assets and liabilities; E) intangible assets; and F) accounting for inventory evaluation. See Note 33 to the Consolidated Financial Statements for a more detailed discussion of the significant differences between IFRS and U.S. GAAP that affect Eni’s Consolidated Financial Statements, and Note 34 to the Consolidated Financial Statements for a reconciliation of net profit and shareholders’ equity between IFRS and U.S. GAAP.

Consolidated operating profit under U.S. GAAP was euro 15,528 million and euro 11,739 million in 2005 and 2004, respectively, compared with consolidated operating profit under IFRS of euro 16,827 million and euro 12,399 million for the same years. The significant reconciling items are as follows: (i) Saipem SpA, including its subsidiaries, accounted for under the equity method for U.S. GAAP purposes, but fully consolidated under IFRS; 50-50 owned joint ventures and other entities in which Eni’s ownership equals that of other partners are accounted for under the equity method accounting for both IFRS and U.S. GAAP; (ii) the capitalization of certain oil and natural gas exploration and development costs that were fully or differently amortized in the same period under IFRS; and (iii) the impact of the different accounting method for determining the cost of inventory on hand (last-in-first-out method of accounting under U.S. GAAP versus average cost method of accounting under IFRS). See Note 34 to the Consolidated Financial Statements for a breakdown of operating profit by segment under U.S. GAAP for the years 2005 and 2004.

Consolidated net profit under U.S. GAAP was euro 7,583 million and euro 6,401 million in 2005 and 2004, respectively, compared with consolidated net profit under IFRS of euro 8,788 million and euro 7,059 million for the same years. In addition to the effects discussed above, the reconciliation of consolidated net profit to U.S. GAAP was affected in all years presented by the tax effect of reconciling items and the differences in deferred income tax treatment of distributable reserves.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Board of Directors of Eni SpA currently in office consists of nine members. The table below sets forth the names of the nine members of the Board of Directors, their positions, the year when each was initially appointed as a Director and their ages. This Board of Directors was appointed by the Ordinary Shareholders’ Meeting held on May 27, 2005 for a three year period; it will therefore expire at the date of the General Shareholders’ Meeting approving Eni’s financial statements for the financial year 2007.

Name	Position	Year First Appointed to Board of Directors	Age

Roberto Poli	Chairman	2002	68
Paolo Scaroni	CEO	2005	60
Alberto Clô	Director	1999	59
Renzo Costi	Director	1996	69
Dario Fruscio	Director	2002	69
Marco Pinto	Director	2005	44
Marco Reboa	Director	2005	51
Mario Resca	Director	2002	61
Pierluigi Scibetta	Director	2005	45

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

On the basis of Eni’s By-Laws as amended on April 13, 2005, the Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another member of the Board of Directors, with no voting rights.

On June 1, 2005, the new Board of Directors delegated to the Chairman, Roberto Poli, powers for researching and promoting integrated projects and strategic international agreements, and appointed Paolo Scaroni Managing Director of the parent company Eni SpA and CEO of Eni Group, confirming the powers already delegated to the previous CEO.

On December 14, 2005, the Board of Directors of Eni appointed Domenico Dispenza as General Manager of the Gas & Power Division with those powers as defined by the Board from January 1, 2006. Mr. Dispenza may be removed by the Board of Directors of Eni without cause. Mr. Dispenza replaced Mr. Sgubini, who reached the mandatory retirement age.

The table below sets forth Eni SpA’s, General Manager, the executive officers and the General Managers of Eni’s three divisions, their positions within Eni, the year they were appointed to such positions, their total years of service at Eni and their ages. The executive officers of Eni are appointed by the CEO of Eni and may be removed without cause.

Name	Management Position	Year First Appointed to Current Position	Total Number of Year of Service at Eni	Age

Paolo Scaroni	General Manager of Eni	2005	1	60

Stefano Cao	General Manager for the Exploration & Production Division	2000	30	55

Domenico Dispenza	General Manager for the Gas & Power Division	2005	32	60

Angelo Taraborrelli	General Manager for the Refining & Marketing Division	2004	33	58

Marco Mangiagalli	Chief Financial Officer	2006	27	56

Massimo Mantovani	The Group Senior Vice President for Legal Affairs	2006	13	43

Stefano Lucchini	The Group Senior Vice President for Public Affairs and Communication	2005	1	44

Leonardo Maugeri	The Group Senior Vice President for Strategies and International Relations	2000	11	41

Amedeo Santucci	The Group Senior Vice President for Supply Operations	2005	26	61

Salvatore Sardo	The Group Senior Vice President for Human Resources	2005	1	54

Roberto Ulissi	The Group Senior Vice President for Corporate Affairs and Governance	2006	0	44

The biographies of Eni’s directors and executive officers are set out below.

Roberto Poli was appointed Chairman of Eni SpA on May 30, 2002. He is Chairman of the Board of Directors of Poli e Associati SpA, a major consulting firm in the area of corporate finance, business mergers and acquisitions and business restructuring. From 1966 to 1998 he was Professor of Business Finance at the Università Cattolica of Milan. He is a Member of the Board of Directors of Fininvest SpA, Mondadori SpA, Merloni Termosanitari SpA and G.D. SpA and general partner of Brafin S.A.P.A. He has been Chairman of Rizzoli-Corriere della Sera SpA and Publitalia SpA.

Paolo Scaroni graduated from the Università Bocconi in Milan and obtained a masters degree in business administration from Columbia University in New York. After working as consultant with McKinsey, in 1973 he joined the Saint Gobain Group, where he held various managing positions in Italy and outside Italy, until in 1976 he was appointed general manager of the "Vetro piano" division in Paris with the responsibility of managing all of Saint Gobain’s international activities. From 1985 to 1996 worked with Techint where he was appointed vice-president and managing director, following the privatization of SIV, Italimpianti and Dalmine. He joined Pilkington in 1996 and until 2002 was managing director of the group’s head company in Great Britain. From 2002 to 2005 he was managing director and general manager of Enel. At present, Mr. Scaroni is a director of "Il Sole 24 Ore" and Marzotto, a member of the managing committee of Confindustria and chairman of Unindustria Venezia in Italy, while outside Italy is chairman of the Board of Directors of Alliance UniChem, a member of the Supervisory Board of ABN AMRO, and a member of the Board of Columbia University’s Business School.

Alberto Clô is a professor of Industrial Economy at the University of Bologna and was Minister of Industry and Minister of Foreign Trade ad interim in 1995 and 1996. During the Italian presidency of the European Union he was chairman of the Council of Ministers of Industry and Energy of the European Union. In 1996 he was awarded the title of Cavaliere di Gran Croce al Merito of the Republic of Italy. He is a Member of the Board of Directors of ASM Brescia SpA, De Longhi SpA, Italcementi SpA and Società Autostrade SpA. He is also President of the Scientific Committee of Eni Corporate University.

Renzo Costi is an attorney and consultant. He served as a magistrate from 1964 to 1968 and is currently professor of commercial law at the University of Bologna. He was founder, and currently is co-director, of the magazines "Giurisprudenza Commerciale", "Banca Impresa e Società" and "Banca, Borsa e titoli di credito". He is a member of the Board of Directors of Editrice Il Mulino SpA.

Dario Fruscio is a chartered accountant, public auditor and consultant; he is currently Professor of Economy and Management at the University of Pavia and taught at the Accademia Nazionale della Guardia di Finanza of Bergamo. He is Chairman of Italia Turismo SpA and a member of the Board of Sviluppo Italia SpA.

Marco Pinto is a magistrate and notary and has previously held various positions at Regional Administrative Courts and the Council of State. He is a professor and dean of the department for economic sciences at the Scuola Superiore dell’economia e delle finanze. Since 1994 he has been a legal counsel and head of the legislative office of the Ministry of Economy and Finance. From December 2004 to April 2005 he was head of the technical secretariat of the vice-president of the Council of Ministers.

Marco Reboa is a chartered accountant and auditor. He is a professor at the Libero Istituto Universitario Carlo Cattaneo in Castellanza and author of essays on corporate governance, economic evaluation and financial statements. He is a member of the Board of Directors of Seat PG SpA, Interpump SpA, IMMSI SpA and Intesa Private Banking. He is a statutory auditor of Autogrill SpA and Galbani SpA.

Mario Resca is Chairman and Managing Director of McDonald’s Italia SpA and Chairman of Italia Zuccheri SpA (formerly Eridania SpA), of the American Chamber of Commerce in Italy and of Confimprese, National Board member of U.P.A. (Union of Associated Advertising Operators), and Director of Mondadori SpA and a Member of the Board of liquidators of Cirio Del Monte Group under special management. He is also chairman of the RMCH foundation for children. In 2002 was awarded the title of Cavaliere del Lavoro. After working for Chase Manhattan bank, he was appointed director of Biondi Finanziaria (Fiat Group), from 1976 to 1991 was a partner at Egon Zehnder, director of Lancome Italia and a director of certain companies of the RCS-Corriere della Sera Group and Versace Group. He is chairman of Finanziaria Sambonet SpA, Kenwood Italia SpA and a founding member of Eric Salmon and Partners.

Pierluigi Scibetta is a chartered accountant and auditor and has been director and auditor of various companies. In 2003 was appointed director of the Istituto Superiore per la previdenza e la sicurezza sul lavoro and of the Gestore del Mercato Elettrico SpA. In 2004, he was appointed director of Nucleco SpA. He is a professor of Energy Engineering at the University of Perugia.

Stefano Cao joined the Eni Group as a technical engineer active mainly in offshore construction. He then became general manager, managing director and chairman of Saipem SpA, and is at present General Manager of Eni’s Exploration & Production Division.

Domenico Dispenza is an engineer and joined Snam’s study department in 1974. He served in various managing positions in Eni group companies engaged in natural gas activities. In 2004 he was elected Chairman of Snam Rete Gas SpA and in 2006 he was appointed General Manager of Eni’s Gas & Power Division.

Angelo Taraborrelli, graduated in law, joined the Eni group in 1973 as an expert in analysis evaluation and control of investments in the oil market. After the merger of AgipPetroli with Eni he was appointed Deputy Chief Operating Officer of Eni’s Refining & Marketing Division for Marketing Operations and on April 14, 2004 he became General Manager of Eni’s Refining & Marketing Division replacing Gilberto Callera who retired.

Marco Mangiagalli worked for the Barclays Group and other Italian merchant banks before joining the Eni Group in 1979. He is a member of the Board of Directors of various Eni companies. He is responsible for Eni’s administration, financial reporting and accounting, planning and control, and treasury operations.

Stefano Lucchini graduated in economics and joined the study department of Montedison. After a period in the United States, where he was assistant to the Chairman of the Energy and Commerce Commission of the U.S. Congress, he was head of communications at Montedison USA. In 1993 he returned to Italy and was head of the investor relations department for the Ferruzzi and Montedison Group. He was then Director for external relations at Enel and later at Confindustria and Banca Intesa. He joined Eni as Director for communications in 2005. He is also a professor at the High School for Journalism of the Università Cattolica in Milan.

Massimo Mantovani is an attorney at law and worked as a legal counsel for international activities before joining Snam’s legal office in 1993. He was responsible for legal affairs at Eni’s Gas & Power Division until he was appointed Eni’s Senior vice president for legal affairs in 2005, replacing Carlo Grande who retired.

Leonardo Maugeri, after extensive academic experience acquired in Italy and abroad, joined the Eni Group in 1994, holding various positions mainly as counsel for strategic decisions. He is a member of the executive council of Censis and of the Commission on international relations at Confindustria.

Amedeo Santucci, graduated in engineering, joined the Group in 1979 and served various positions in the areas of maintenance and procurement. He was Chairman of Eurosolare.

Salvatore Sardo graduated in economics and started his career as an auditor for Coopers & Lybrand. He later joined Telecom Italia where, after the privatization of the company, he was responsible for administration and control. He was Chairman of Pagine Gialle from 1998 to 2001 and returned to Telecom Italia as manager of the group’s real estate and general services. From 2003 he was procurement and security manager at Enel until 2005 when he joined Eni. He replaced Renato Roffi who retired.

Roberto Ulissi is an attorney at law. After some years at the Banca d’Italia as legal counsel he was transferred to the Ministry of Economy and Finance as an expert in legal and banking matters for the privatization of state-owned industrial companies. He then became Director General of the Ministry, head of the banking and financial markets department. He was appointed Senior Vice President for corporate affairs and governance of Eni on May 12, 2006.

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

The following table sets forth the names, positions and year of appointment of the members of the Board of Statutory Auditors of Eni who were appointed by the Ordinary Shareholders’ Meeting held on May 27, 2005 for a three year period; therefore this Board of Statutory Auditors will expire at the date of the General Shareholders’ Meeting approving Eni’s financial statements for the financial year 2007. For a description of the duties of the Board of Statutory Auditors see below.

Name	Position	Year First Appointed to Board of Statutory Auditors

Paolo Andrea Colombo	Chairman	2002
Filippo Duodo	Auditor	1998
Edoardo Grisolia	Auditor	2005
Riccardo Perotta	Auditor	1999
Giorgio Silva	Auditor	1999
Francesco Bilotti	Alternate Auditor	2005
Massimo Gentile	Alternate Auditor	2006

External Auditors

As provided for by Italian law, external auditors must be a chartered company and are appointed by the Shareholders’ Meeting. Eni’s external auditors, PricewaterhouseCoopers SpA, were appointed by the Shareholders’ Meeting of June 1, 2001 for a three year term ending with the Shareholders’ Meeting approving financial statements for 2003. Eni’s Shareholders’ Meeting of May 28, 2004 confirmed the appointment of PricewaterhouseCoopers SpA for a further three year period ending with the Shareholders’ Meeting approving financial statements for 2006.

Board Practices

Appropriate Conduct

Due to the diverse circumstances in which Eni operates, the Board of Directors has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes within its Group and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, customers, commercial and financial partners and the communities where Eni operates. All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to make others observe them. The belief of working for the advantage of Eni cannot be a justification for behaviors contrary to such principles. These values are stated in a "Code of Conduct" whose observance by employees is evaluated by the Board of Directors, based on the annual report of the Guarantor for the Code of Conduct. The Code of Conduct is published on Eni’s internet site (www.eni.it).

In its meeting of January 20, 2000, Eni’s Board of Directors resolved to adopt the Self-discipline Code of Listed Companies (the "Code") and, pursuant to a thorough review of the matter, underscored how Eni’s organizational model is essentially in line with the principles expounded in the Code, as well as with related recommendations issued by Consob.

In accordance with the requirements of Borsa Italiana SpA, in particular the "Guidelines for the preparation of the yearly report on corporate governance" of February 12, 2003, Eni’s corporate governance system is described below. In preparing this report account has been taken also of the "Guide to the preparation of the report on corporate governance" published by Assonime and Emittenti Titoli SpA in March 2004.

The Board of Directors: Competencies, Delegate Powers and Composition

Eni’s organizational structure follows the traditional model of Italian companies in which management is exclusively entrusted to the Board of Directors, which is the central element of Eni’s corporate governance system. Monitoring functions are entrusted to the Board of Statutory Auditors and the audit of the financial statements is entrusted to the external auditors appointed by the Shareholders’ Meeting.

The Board of Directors delegated specific powers to the Chairman and Managing Director, who are the representatives of the company in accordance with Article 25 of Eni’s by-laws.

In accordance with internationally accepted principles of corporate governance, the Board of Directors established committees with consulting and proposing functions.

Competencies

In its meetings of June 1 and October 11, 2005, in addition to exclusive competencies entrusted to it by Article 2381 of the Civil Code, the Board of Directors has reserved the following tasks:

1.	to define corporate governance rules for the Company and Group companies, including the appointment, definition of functions and regulations of Board Committees;
2.	to define guidelines for the internal control system, based on indications provided by the relevant Board Committee, and to monitor the effectiveness and modes of managing main corporate risks;
3.	to examine and approve the main features of corporate and Group organization, checking the effectiveness of the organization and administration setup prepared by the CEO;
4.	to determine – on proposal of the CEO – strategic guidelines and objectives at the Company and Group level;
5.	to examine and approve multi-annual strategic, industrial and financial plans at the Company and Group level;
6.	to examine and approve yearly budgets of Divisions, of the Company and the consolidated Group budget;
7.	to evaluate and approve quarterly accounts and related disclosures and any other period accounts and related disclosures provided for by the law and to compare quarterly results with planned results;
8.	to evaluate the general trends in operations with specific attention to possible conflicts of interest;
9.	to examine and approve strategically relevant agreements;
10.	to receive from Directors entrusted with specific powers timely reports describing the activities performed under such powers and the most relevant transactions, according to a specific previously agreed definition, and any atypical or unusual relations and transactions with related parties;
11.	to receive from Board Committees periodic reports on activities performed, according to previously agreed definitions and timetables;
12.	to attribute, modify and revoke powers to Directors, defining their limits and modes of execution, determining the compensation related to such powers, after consultation with the Board of Statutory Auditors. To deliver guidelines to empowered Directors and to recall to itself transactions included in the delegated power;
13.	to approve, based on the indications of the relevant Board Committee, the adoption and implementation of share incentive plans and to define the compensation criteria of top managers;
14.	to appoint, revoke and delegate powers to general managers, on proposal of the CEO and in agreement with the Chairman;
15.	to decide major sale and purchase transactions of the Company and to provide a pre-emptive evaluation of those concerning Group companies, in particular:
a)	sale and purchase transactions, as well as conferral of real estate, investments, companies of amounts exceeding euro 50 million;
b)	capital expenditure projects amounting to over euro 100 million, such capital expenditure projects deemed to entail strategic impact and risks for the Group, and any portfolio and exploration initiatives of the Exploration & Production segment in new areas;
c)	the provision of loans from Eni or its subsidiaries to third parties;
d)	the provision from Eni of personal and real guarantees to third parties in the interest of Eni or its subsidiaries of amounts exceeding euro 50 million;
e)	the provision of loans from Eni or its subsidiaries to affiliates, as well as of real and personal guarantees on their bonds of amounts exceeding euro 50 million and, in any case, if the amount is not proportional to the stake held in the affiliate; and
f)	purchase and sale agreements for goods and services not intended as capital expenditure of amounts exceeding euro 1 billion and of a duration longer than 20 years;
16.	to examine and decide any proposal of the CEO concerning voting and appointment of members of the Board of Directors and the Board of Statutory Auditors of major subsidiaries; and
17.	to formulate all the proposals of decisions to be presented to the Shareholders’ Meeting.

In accordance with Article 27 of Eni’s by-laws, the Chairman chairs Shareholders’ Meetings, convenes and chairs Board of Directors’ meetings and oversees the implementation of decisions made by the Board of Directors.

In accordance with Article 23, paragraph 3 of Eni’s by-laws, the Chairman and the CEO report timely to the Board of Statutory Auditors, at least quarterly and at each Board meeting, on activities performed by and major transactions of Eni and its subsidiaries.

In accordance with Article 2391 of the Italian Civil Code, Directors inform other Directors and the Board of Statutory Auditors of any interest they may have, directly or on behalf of third parties, in any transaction of Eni.

Appointment

In accordance with Article 17 of Eni’s by-laws, as amended by the Board on April 13, 2005, the Board of Directors is made up of 3 to 9 members. The Shareholders’ Meeting determines the number of Directors within said limits. As per Article 6, paragraph 2, letter d) of Eni’s by-laws the Minister for Economy and Finance, in agreement with the Minister of Productive Activities, may appoint one member of the Board without voting right in addition to those appointed by the Shareholders’ Meeting. The Minister for Economy and Finance chose not to appoint a member at this time.

The appointment of the Board of Directors calls for a list vote. Only shareholders who, alone or with others represent at least 1% of voting shares at an ordinary meeting have the right to present lists for the appointment of directors, as well as the Board of Directors. Each shareholder can present or participate in presenting only one list. Companies controlling a shareholder and joint controlled companies cannot present, nor participate in presenting other lists, meaning by controlled companies the companies described in Article 2359, paragraph 1 of the Civil Code. The lists must be deposited at Eni’s headquarters at least ten days before the date set for the Shareholders’ Meeting on first call (20 days in case of the Board of Directors presenting a list) and published on national newspapers and must include a resume of each candidate.

On June 1, 2005, Eni’s Board of Directors, in accordance with the provisions of the Code, evaluated the statements presented by Board members and established that the Chairman and non executive Board members Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, and Pierluigi Scibetta are independent as they do not have any economic relationship with Eni and Eni Group companies, with the CEO and with the Ministry of Economy and Finance, Eni’s major shareholder, such as to bias their autonomous judgment nor are they close relatives of the CEO. Director Marco Pinto is an employee of the Ministry for Economy and Finance. The CEO of Eni is an employee of Eni and holds the position of General Manager of the parent company Eni SpA.

On March 30, 2006, the Board verified that its members were independent on the basis of their own statements and that they possess the honorability required by articles 147 ter and 147 quinquies of Legislative Decree No. 58 of February 24, 1998 and included in Law No. 262 of December 28, 2005 ("law for the protection of savings") and acknowledged that its members continued being independent as verified on June 1, 2005 and possessing the honorability required by Law.

Eni’s by-laws were amended by Eni’s Extraordinary Shareholders’ Meeting held on May 25, 2006 in order to reflect the provisions of Law No. 262/2005. Amendments made on that occasion established that Eni’s Board members must have honorability and independence requirements as required by the norms in force for the Statutory Auditors (see below). At least one Board member, if the Board members are no more than five, or at least three Board members if they are more than five, shall meet the independence requirement. The Board of Directors evaluates periodically the independence and the honorability of its members. If these requirements are not met by a Director and, if the minimum number of independent Board members set by these by-laws is not met, the Board of Directors removes a Board member who does not meet the independence requirement and resolves to appoint a substitute Director. At the date of the Meeting, Eni’s Board was already compliant with the honorability and independence requirements of its members as prescribed by applicable laws.

In addition Eni’s by-laws, as amended on May 25, 2006, established that the General Managers appointed by the Board must possess the same honorability requirements as the members of the Board, in order to make the appointment effective. The General Managers not meeting such requirement shall be removed.

Eni’s by-laws do not indicate a specific frequency of meetings. In 2005 the Board of Directors met 21 times (18 in 2004) for an average length of four hours per meeting. The public is informed of: (i) the dates of meetings convened for the approval of interim results; (ii) the dates of general Shareholders’ Meetings; and (iii) the dates when the amount of interim dividends and final dividends are announced and related payment dates.

Functioning

The Board of Directors defined the rules for the calling of its meetings; in particular, the Chairman convenes Board meetings, and, in concert with the CEO, defines agenda items. Notice is sent by mail, fax or e-mail within five days of the meeting’s date, at least 24 hours in advance in case of urgency. Eni’s by-laws allow meetings to be held by video or teleconference, provided that all participants can be identified and are allowed to participate in real time. The meeting is deemed held in the location where the Chairman and Secretary are present.

Board members receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions, except for urgent cases and those for which confidentiality is deemed necessary. During meetings directors can meet managers of Eni and its subsidiaries in order to obtain information on the features and the organization of their businesses.

In 2005 on average 88% of Board members participated in Board meetings. On average 85% of independent non executive Board members.

Board Committees

In order to carry out its tasks more effectively, the Board of Directors has instituted three advisory Committees: the Internal Control Committee and Compensation Committee, composed exclusively of independent, non-executive Board members, except for Marco Pinto, a member of both committees, and the International Oil Committee in which the CEO also participates.

In the meeting of June 1, 2005 membership of the Committees was as follows:

Internal Control Committee: Marco Reboa (Chairman), Alberto , Renzo Costi, Marco Pinto and Pierluigi Scibetta.

Compensation Committee: Mario Resca (Chairman), Renzo Costi, Marco Pinto and Pierluigi Scibetta.

International Oil Committee: Alberto Clô (Chairman), Dario Fruscio, Marco Reboa and Paolo Scaroni.

The Code suggests the creation of a "Nominating Committee" in companies with shares held widely by the public, especially when the Board notices that shareholders find it difficult to prepare proposals for appointments. This committee has not been formed in consideration of the shareholding characteristics of Eni and of the fact that Directors are appointed on the basis of candidate lists submitted by shareholders or by the Board of Directors.

Internal Control Committee

The Internal Control Committee, established by the Board of Directors in 1994, holds functions of supervision, counsel and proposal in the area of monitoring general management issues.

In its meeting of June 1, 2005, the Board appointed Marco Reboa as chairman of this Committee.

In its meeting of June 29, 2005 the Board approved its new charter (available on Eni’s internet site) in order to modify its role in accordance with the Board’s resolution of March 22, 2005 that appointed the Board of Statutory Auditors to perform the functions attributed by the Sarbanes-Oxley Act and SEC rules to audit committees of U.S. issuers, within the limits set by Italian legislation, from June 1, 2005.

In the course of 2005 the Internal Control Committee convened 14 times, with an average participation of 87% of its members, and has accomplished the following: (i) reviewed the audit programs prepared by Eni SpA’s and Group companies’ internal audit functions and their progress; (ii) reviewed and evaluated results of Eni SpA’s and Group companies’ internal auditing procedures; (iii) monitored the actions taken and their effects aimed at eliminating the deficiencies identified by audit reports; (iv) examined the results of audit procedures applied to the framework agreement between Eni and Gazprom/Gazexport of June 16, 2005; (v) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for external audit companies to examine the essential features of 2004 financial statements with specific reference to extraordinary transactions and relations among functions entrusted with controlling functions at Eni SpA and its subsidiaries; (vi) met the partners responsible of Eni’s external auditors for an analysis of Eni’s 2005 Half Year Report; (vii) examined the conditions necessary to avail itself of the exemption from the Sarbanes-Oxley Act and the relevant regulations concerning the Audit Committee; (viii) reviewed the committee’s charter; (ix) examined the report presented by an internal the Watch Structure; (x) examined the reports prepared in accordance with audit document No. 260 concerning the communication of facts and events on auditing activities to those responsible for governance; (xi) monitored the appointment of additional functions to Eni’s external auditors and companies belonging to the network of the external auditors, expressing its opinion; (xii) reviewed the situation of appointments conferred in 2004 by Eni and its consolidated subsidiaries and affiliates to external auditors registered with Consob and related subjects; (xiii) reviewed the situation of appointments of external auditors of main group companies, the relevant accounts and the opinions contained in the reports of external auditors of Eni’s Italian subsidiaries; (xiv) examined the organizational structure of the internal audit functions with specific focus on operating audits; and (xv) examined the information flows to the Internal Control Committee from the various functions of Eni and its subsidiaries as well as from external auditors.

Compensation Committee

The Compensation Committee, established by the Board of Directors in 1996, is entrusted with advising the Board in relation to the compensation of the Chairman and CEO as well as of the Board Committee members; examining the indications of the CEO and presenting proposals on: (i) equity based incentive plans; (ii) criteria for the compensation of top managers of the Group; and (iii) objectives and results evaluation of performance and incentive plans.

In its meeting of June 29, 2005 the Board approved its new regulation (available on Eni’s internet site) and appointed Mario Resca as Chairman.

In 2005, the Compensation Committee met 7 times with an average participation of 96% of its members, and accomplished the following: (i) reviewed the objectives of the 2005 Group Incentive Plan and the performance of 2004; (ii) drafted a proposal to be submitted to the Board of Directors for determining the variable part of the remuneration of the Chairman and CEO based on 2004 performance; (iii) drafted a proposal based on which the Board of Directors requested the Shareholders’ Meeting to authorize it to use treasury shares for servicing stock option and stock grant plans for 2005 (see "Stock compensation" above); (iv) drafted a proposal submitted to the Board of Directors concerning compensation related to the termination of employment of Eni’s former Managing Director Vittorio Mincato; (v) examined the compensation to be paid to Eni’s new CEO Paolo Scaroni, employed by Eni with the function of General Manager, in order to draft a proposal to submit to the Board of Directors; and (vi) examined the benchmarks for top management remuneration and reviewed the criteria of the remuneration policy for Group managers, as well as the stock option and stock grant plans in order to draft a proposal to submit to the Board of Directors.

International Oil Committee

The International Oil Committee established by the Board of Directors in 2002, is entrusted with the monitoring of trends in oil markets and the study of their aspects.

In its meeting of June 1, 2005, the Board approved its new regulation (available on Eni’s internet site) and appointed Alberto Clô as Chairman of the Committee.

In 2005 the International Oil Committee met 3 times with a 100% participation of its members. The meetings concerned: (i) a plan of activities aimed at analyzing the trends of the oil and gas industry; (ii) an in-depth analysis of China in terms of market prospects and effects on competition in the oil industry; and (iii) an analysis of the structure and dynamics of oil and gas markets on which to base the energy scenarios for Eni’s strategic plan.

Board of Statutory Auditors

The Board of Statutory Auditors, in accordance with Article 149 of Legislative Decree No. 58/1998, monitors: (i) the respect of laws and of Eni’s memorandum of association; (ii) the respect of the principles of proper administration; (iii) the adequacy of the Company’s organizational structure for the parts concerning administration and accounting, internal controls and administration and accounting systems as well as its reliability in presenting information properly; and (iv) the adequacy of regulations imposed to subsidiaries according to Article 114, paragraph 2 of the mentioned decree. The law on the protection of savings also entrusted the Board of Statutory Auditors with the monitoring of the proper implementation of corporate governance rules envisaged by the codes of conduct published by the Italian stock exchange and the associations the Company belongs to and with which the Company has declared its intention to comply.

The Board of Directors in its meeting of March 22, 2005, in accordance with SEC Rule 10A-(c)(3) for foreign companies listed on the New York Stock Exchange, selected the Board of Statutory Auditors to fulfil the role attributed to the audit committee of a U.S. company under the Sarbanes-Oxley Act and other applicable laws, within the limits set by the Italian legislation from June 1, 2005. On June 15, 2005, the Board of Statutory Auditors approved the regulations for carrying out the functions attributed to the audit committee under U.S. laws. This regulation is published on Eni’s internet site. The key functions performed by the Board of Statutory Auditors acting as an audit committee as provided for by SEC rules are as follows:

•	evaluating the proposals presented by the external auditors for their appointment and making its recommendation to the Board of Directors about the proposal for the appointment or the retention of the external auditor to be submitted to the Shareholders’ Meeting;
•	performing the activities of oversight of the work of the external auditor engaged for the audit or performing other audit, review or attest services;
•	making recommendations to the Board of Directors on the resolution of disagreements between management and the auditor regarding financial reporting;
•	approving the procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
•	approving the procedures for the pre-approval of admissible non-audit services, analytically identified, and examine the information on the execution of the authorized services;
•	evaluating any request to have recourse to the external auditor engaged for the audit for admissible non audit services and expresses its opinion to the Board of Directors;
•	examining the periodical communications from the external auditor relating to: (a) all critical accounting policies and practices to be used; (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and (c) other material written communication between the external auditor and the management;
•	examining complaints received by the CEO and the CFO concerning any significant deficiency in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and any material weakness in internal controls; and
•	examining complaints received by the CEO and the CFO concerning any fraud that involves management or other employees who have a significant role in the issuer’s internal controls.

The Board can engage external advisors or other experts to the extent it determines necessary to carry out its duties. The Board is provided with the funds it deems necessary for payment of compensation to independent advisors or other experts and of ordinary administrative expenses involved by the execution of the Board’s duties.

The Board of Statutory Auditors comprises five auditors and two substitute auditors, appointed by the Shareholders’ Meeting for a three year term.

On May 27, 2005, Eni’s Shareholders’ Meeting appointed the following statutory auditors for three years and however until the Shareholders’ Meeting approving financial statements for fiscal year 2007: Paolo Andrea Colombo (Chairman), Filippo Duodo, Edoardo Grisolia, Riccardo Perotta and Giorgio Silva. Francesco Bilotti and Massimo Gentile are alternate auditors. A curriculum of these auditors is published on Eni’s internet site. The same Meeting also determined the yearly compensation for the Chairman of the Board of Statutory Auditors and each Auditor amounting to euro 115,000 and euro 80,000, respectively.

Paolo Andrea Colombo, Filippo Duodo, Edoardo Grisolia and Francesco Bilotti were candidates in the list presented by the Ministry of Economy and Finance; Riccardo Perotta, Giorgio Silva and Massimo Gentile were candidates in the list presented by institutional investors coordinated by Fineco Asset Management SpA.

Statutory Auditors are appointed in accordance with Eni’s by-laws with a list vote; at least two auditors and one substitute are chosen from minority candidates. Chairman of the Board is the first candidate of the list that received the highest number of votes. Auditors are autonomous and independent even from the shareholders who elected them. The lists of candidates include a resume of each candidate and are deposited at the Company’s headquarters at least 10 days before the date of the Shareholders’ Meeting on first call and are published on national newspapers.

Article 28 of Eni’s by-laws, consistent with the provisions contained in the Decree of the Minister of Justice No. 162 of March 30, 2000, states that at least two auditors and one substitute auditor are chosen among chartered auditors and must have performed auditing activities for at least three years and that auditors not meeting these requirements must be chosen among those provided with the level of professionalism described in Decree No. 162/2000. For the purposes of said Decree, the by-laws define as related subjects commercial law, corporate economy and finance, engineering and geology. Eni’s auditors are all chartered auditors.

Article 28 of Eni’s by-laws also prohibits the appointment as statutory auditor of persons that are statutory auditors or members of the supervisory board or members of the control committee of at least five companies listed in regulated markets that are not subsidiaries of Eni SpA. At least two effective Auditors are empowered to convene the Shareholders’ Meetings and at least one effective Auditor is empowered to convene the Board meetings.

Statutory auditors receive in advance of meetings of the Board of Directors adequate and thorough information on all issues subject to Board evaluation and resolutions.

Eni’s by-laws allow meetings to be held by teleconference.

In 2005 the Board met 22 times with an average participation of 83% of its members.

In 2005, Eni’s external auditors met with Eni statutory auditors in order to discuss: (i) critical accounting policies and practices applied for the purpose of a proper representation of Eni’s results of operations and financial condition; (ii) alternative accounting treatments provided for by generally accepted accounting principles concerning material items discussed with management, including ramifications of the use of, the impact deriving from the application of said alternative disclosures and treatments and relevant information, as well as the treatments preferred by external auditors; and (iii) the contents of any other material written communication between external auditors, and management.

For a description of the special powers of the State, see "Item 10 – Memorandum and Articles of Association – Limitations on Voting and Shareholdings – Special Powers of the State" below.

Significant differences in corporate governance practices as per Section 303A.11 of the New York Stock Exchange Listed Company Manual

Corporate governance standards followed by Italian listed companies are set forth in the Civil Code and in the Legislative Decree No. 58 of February 24, 1998, "Single text containing the provisions concerning financial intermediation" (Testo unico delle disposizioni in materia di intermediazione finanziaria, the "TUF"), as well as by the Self-discipline Code of listed companies (the "Code") issued by the Committee for corporate governance of listed companies. As discussed below, Italian corporate governance standards differ in certain aspects from NYSE standards.

The civil code and the TUF assign specific binding and irrevocable powers and responsibilities to company’s corporate bodies. The Code, based on this regulatory framework, provides recommendations on corporate governance intended to reflect generally accepted best practices. Although these recommendations are not binding, Borsa Italiana SpA requests listed companies to publish an Annual Report on corporate governance which contains, besides a general description of the corporate governance system adopted, also any recommendation that was not followed and the reasons for this choice. Eni adopted the Code.

Eni’s organizational structure follows the traditional Italian model of companies which provides for two main separate corporate bodies, the Board of Directors and the Board of Statutory Auditors to whom are respectively entrusted management and monitoring duties. This model differs from the U.S. unitary model which provides for the Board of Directors as the sole corporate body responsible for management and, through an audit committee established within the same Board, for monitoring.

Below is a description of the most significant differences between corporate governance practices followed by U.S. domestic companies under the NYSE standards and those followed by Eni.

INDEPENDENT DIRECTORS
NYSE Standards Under NYSE standards listed U.S. companies’ Boards must have a majority of independent directors. A director qualifies as independent when the Board affirmatively determines that such director does not have a material relationship with the listed company (and its subsidiaries), either directly, or indirectly. In particular, a director may not deemed independent if he/she or an immediate family member has a certain specific relationship with the issuer, its auditors or companies that have material business relationships with the issuer (e.g. he/she is an employee of the issuer or a partner of the auditor). In addition, a director cannot be considered independent in the three year "cooling-off" period following the termination of any relationship that compromised a director’s independence.

Eni Standards In Italy, the Code recommends that the Board of Directors includes an adequate number of independent non-executive directors "in the sense that they: a) do not entertain, directly or indirectly or on behalf of third parties, nor have recently entertained business relationships with the company, its subsidiaries, the executive directors or the shareholder or group of shareholders who controls the company of a significance able to influence their autonomous judgement; b) neither own, directly or indirectly or on behalf of third parties, a quantity of shares enabling them to control the company or exercise a considerable influence over it nor participate in shareholders’ agreements to control the company; and c) are not immediate family members of executive directors of the company or of persons in the situations referred to in points a) and b)". The independence of directors is periodically reviewed by the Board of Directors taking into account the information provided by the directors themselves. The Code also recommends that to evaluate independence "in the case of earlier business dealings, reference should be made to the previous financial year and for work relationships and functions of executive director, to the three preceding financial years".

The Code provides for a qualitative evaluation, that considers the whole of the relationships held, in order to check as the case may be if the existing relationships between the issuer and the director are such to impair the director’s independence.

In 2005, Eni’s Board of Directors judged that the Chairman and its non-executive members comply with the independence standards, as provided for by the Code. Director Marco Pinto is an employee of the Ministry of Economy and Finance.

MEETINGS OF NON EXECUTIVE DIRECTORS
NYSE Standards Non-executive directors, including those who are not independent, must meet at regularly scheduled executive sessions without management. In addition, if the group of non-executive directors includes directors who are not independent, independent directors should meet separately at least once a year.

Eni Standards Neither Eni’s non-executive directors nor Eni’s independent directors must meet separately, under the Code’s corporate governance rules.

AUDIT COMMITTEE
NYSE Standards Listed U.S. companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and that complies with the further provisions of the Sarbanes-Oxley Act and of Section 303A.07 of the NYSE Listed Company Manual.

Eni Standards In its meeting of March 22, 2005, Eni’s Board of Directors, making use of the exemption provided by Rule 10A-3 for non-U.S. private issuers, has identified the Board of Statutory Auditors as the body that, starting from June 1, 2005, is performing the functions required by the SEC rules and the Sarbanes-Oxley Act to be performed by the audit committees of non-U.S. companies listed on the NYSE (see paragraph "Board of Statutory Auditors" earlier). Under Section 303A.07 of the NYSE listed Company Manual audit committees of U.S. companies have further functions and responsibilities which are not mandatory for non-U.S. private issuers and which therefore are not included in the list of functions shown in the paragraph referenced above.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE
NYSE standards U.S. listed companies must have a nominating/corporate governance committee (or equivalent body) composed entirely of independent directors that are entrusted, among others, with the responsibility to identify individuals qualified to become board members and to select or recommend director nominees for submission to the Shareholders’ Meeting, as well as to develop and recommend to the Board of Directors a set of corporate governance guidelines.

Eni Standards This provision is not applicable to non-U.S. private issuers. The Code allows listed companies to have within the Board of Directors a committee for directors’ nominees proposals, above all when the Board of Directors detects difficulties in the shareholders’ submission of nominees proposals, as could happen in publicly-owned companies. Eni has not set up a nominating committee, considering the nature of its shareholding as well as the circumstance that, under Eni by-laws, directors are appointed by the Shareholders’ Meeting based on lists presented by shareholders or by the Board of Directors.

Compensation

Board members’ compensation is determined by the Shareholders’ Meeting, while remuneration levels of the Chairman and CEO are determined by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors.

Key element of the compensation of the Chairman, the CEO, the other members of the Board and of Eni’s three General Managers are outlined as follows.

CHAIRMAN
The compensation of the Chairman of the Board of Directors has been resolved by Eni’s Shareholders’ Meeting of May 27, 2005 and it includes:

a)	a fee of euro 265,000 and reimbursement of out of pocket expenses; and
b)	a variable amount up to a maximum of euro 80,000 to be paid in accordance with Eni’s positioning among the eight largest international oil companies for market capitalization in terms of total return to shareholders in the previous year.

With respect to the powers delegated to the Chairman, the Board of Directors determined further compensation, as follows:

a)	a fee of euro 500,000; and
b)	a variable amount dependent on reaching the objectives identified by the Board of Directors on proposal of the Compensation Committee. The target level of such variable amount is 50% of the fixed amount under a) above.

Compensation of the Chairman also includes an insurance against death or permanent inability caused by injury or sickness in the exercise of his duties or under certain other circumstances as stipulated collectively for all managers of Italian companies producing goods and services. In particular, a specific insurance policy has been underwritten which guarantees euro 500,000 to survivors with an annual charge for Eni of euro 8,000.

In 2005 the Chairman received a total compensation amounting to euro 871,000.

CEO
Compensation for Paolo Scaroni has been resolved by the Board of Directors of Eni in connection with his position both as Chief Executive Officer ("CEO") and as General Manager of Eni SpA. He was appointed to both positions on June 1, 2005.

As General Manager of Eni SpA, his terms of employment are regulated by the "Contratto collettivo nazionale di lavoro per i dirigenti di aziende produttrici di beni e servizi" (the Italian national collective contract for managers of manufacturing companies), as well as by any internal agreement stipulated by the representatives of managers and Eni SpA. He may be appointed as board member of Eni’s subsidiaries and affiliates; compensation as provided for by Article No. 2389 of the Italian Civil Code deriving from such appointments is to be repaid to Eni as it is included in his remuneration under section a) below.

Compensation includes the following:

a)	a fixed amount of euro 1,430,000, of which a salary of euro 1,000,000 for the services as General Manager and a fee of euro 430,000 for the services as CEO. In 2005, the amount received by Mr. Scaroni was of euro 840,000 relating to the period June 1-December 31;
b)	a variable amount dependent on reaching the objectives identified by the Board of Directors on proposal of the Compensation Committee. The maximum of such variable amount is 100% of the fixed amount under a) above. This incentive will be paid from 2006 onwards;
c)	yearly assignment of grants to receive Eni stocks for no consideration in the 2006-2008 period, vesting after three years from the assignment, dependent on reaching the objectives identified by the Board of Directors on proposal of the Compensation Committee. The target level of such amount of stock grant is 50% of the fixed amount under a) above. This incentive is effective starting from 2006. For details of Eni stock grant plan, see below;
d)	a yearly assignment of stock options in the 2005-2007 period for a facial value corresponding to 11 times the fixed amounts under section a) above for the 2005-2007 period. Options are assigned at an exercise price corresponding to the market value at the date of assignment (average of the market prices of the preceding month) and can be exercised beginning from three years after the assignment and within the following five years. In 2005, a total of 699,000 options were assigned at an exercise price of euro 22.509. For details of Eni stock option plan, see below;
e)	severance payment as regulated by Italian laws, which consists in yearly accruals to the reserve for employee benefits that will be paid by the company to the employee when employment ceases. Each annual accrual corresponds to the yearly remuneration received as General Manager (fixed and variable amounts and stock grants assigned) divided by 13.5. These amounts are revaluated yearly at a fixed rate of 1.5% plus the 75% of the yearly official consumer price index increase;
f)	as an integration to the severance payment described above, should the employment contract of Mr. Scaroni as General Manager of Eni SpA be terminated upon expiry of the term of his office as CEO or upon earlier termination of such office, he will be entitled to receive a lump sum of euro 7 million, which is also intended as waiver to any obligation related to advance notice of termination. This integration will not be paid if the termination of office meets the requirement of due cause as per Article No. 2119 of the Italian Civil Code, in case of death and in case of resignation from office other than as the result of a reduction in the powers currently attributed to the CEO. Upon termination of employment Eni will also pay an amount corresponding to the social security payments and severance payment accruals as applied to the fixed amount and to 50% of the variable part of the compensation received as CEO. To this end Eni accrues a yearly provision of euro 204,737.93;
g)	competition clause: the CEO agrees not to be engaged, on his own account and directly, in any business that may be in competition with the businesses of Eni, as per its by-laws, in Italy, Europe and North America for a year after termination of office. In consideration for this agreement, Eni will pay a fee corresponding to the yearly fixed amounts under a) section above. As a consequence of any breach of this clause, the CEO would loose the right to such fee or should reimburse any amount already paid, and shall pay to Eni damages in an amount agreed among the parties to correspond to twice such non-competition fee;
h)	the pension scheme corresponds to the scheme applied to Eni managers and provided by INPS (the Italian state social security entity) to all Italian workers. In addition, the CEO is included in an additional pension scheme under the form of an Eni group pension fund agreed collectively by Eni and Eni managers which provides an integration, in the form of a lump sum payment or a perpetuity, to the pension paid by the State. This integration is proportional to contributions to the fund made by both the manager and the Company in equal amounts. The integration is assigned to the manager when eligible for the payment of the pension from the State, provided that a minimum time period has elapsed according to the fund by-laws. An agreement signed on March 20, 2006, established that the Company’s and the manager’s payment to this Fund amounts to 3.5% of the total salary of the CEO as General Manager (i.e., the aggregate of the fixed amount, the variable amount and the stock grants up to a maximum of euro 200,000);
i)	like all other Eni managers, Mr. Scaroni is entitled to participate in a health insurance Fund financed by Eni managers and Eni which provides reimbursement of certain medical expenses on the basis of rules and parameters as provided for by the Fund’s by-laws; and
j)	insurance against death or permanent inability caused by injury or disease in the exercise of his duties or under certain other circumstances as stipulated collectively for all managers of Italian manufacturing companies. In particular a specific insurance policy has been underwritten on behalf of Mr. Scaroni which guarantees euro 7.5 million to survivors in case of death, however determined, with an annual charge for Eni of euro 62,000.

MEMBERS OF THE BOARD OF DIRECTORS
The compensation of members of the Board of Directors has been determined by Eni’s Shareholders’ Meeting of May 27, 2005 and includes:

a)	a fee of euro 115,000 and reimbursement of out of pocket expenses; and
b)	a variable amount up to a maximum of euro 20,000 to be paid in accordance with Eni’s positioning among the eight largest international oil companies for market capitalization in terms of total return to shareholders in the previous year.

GENERAL MANAGERS
The terms of employment of the General Managers of Eni’s Divisions are regulated by the "Contratto collettivo nazionale di lavoro per i dirigenti di aziende produttrici di beni e servizi" (the Italian national collective contract for managers of companies producing goods and services), as well as by any internal agreement stipulated by the representatives of managers and Eni SpA. The General Managers of Divisions may be appointed as members of the Board of Directors of Eni subsidiaries and affiliates; compensation deriving from such appointments as provided for by article No. 2389 of the Italian Civil Code is to be repaid to Eni as it is included in their remuneration under section a) below.

Their remuneration includes:

a)	a salary, reviewed on July 1 of each year taking into account the consistency of performance over time as well as certain market benchmarks;
b)	a yearly cash incentive of up to approximately 60% of the salary dependent upon objectives identified for each business area;
c)	a yearly assignment of grants to receive Eni stock for no consideration, vesting after three years from the assignment, dependent upon achieving the objectives identified by the Board of Directors based upon the proposal of the Compensation Committee. The target level of such amount of stock grant is 35% of the salary. For details of Eni stock option plan, see below;
d)	a yearly assignment of stock options in the 2005-2007 period for a facial value corresponding to 2 times the salary. Options are assigned at an exercise price corresponding to the market value at the date of assignment (average of the market prices of the preceding month) and can be exercised beginning three years after the assignment and within the following five years. Options assigned in 2005 had an exercise price of euro 22.509. For details of Eni stock option plan, see below;
e)	severance payment as regulated by Italian laws, which consists in yearly accruals to the reserve for employee benefit that will be paid by the company to the employee when employment ceases. Each annual accrual corresponds to the yearly remuneration received as general manager divided by 13.5. These amounts are revaluated yearly at the rate of 1.5% plus the 75% of the official yearly consumer price index increase;
f)	the pension scheme corresponds to the scheme applied to Eni managers and provided by INPS to all Italian workers. In addition, the General Managers are included in the additional pension scheme of Eni managers which provides an integration to the public pension. For further details see section h) of the description of compensation of the CEO;
g)	like all other Eni managers, they are entitled to participate in a health insurance Fund financed by Eni managers and Eni which provides reimbursement of certain medical expenses on the basis of rules and parameters as provided for by the Fund’s by-laws. For further details see section i) of the description of compensation of the CEO; and
h)	insurance against death or permanent inability caused by injury or disease in the exercise of his duties or under certain other circumstances as stipulated collectively for all managers of Italian manufacturing companies.

With the expection of the CEO as described above, none of the Directors of Eni has service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment.

Pursuant to Article 78 of Consob Decision No. 11971 of May 14, 1999, compensation of Directors and Statutory Auditors of Eni and general managers of Eni’s divisions, who held the position in 2005 including for a fraction of the year, are reported in the table below.

Pursuant to Consob decisions:

•	"Compensation in respect of positions held at Eni SpA" are set by the Shareholders’ Meeting and the remuneration of the Chairman and the CEO is determined by the Board of Directors, in agreement with the Board of Statutory Auditors, in accordance with Article 2389, paragraph 3 of the Italian civil code;
•	"Non cash benefits" refer to all fringe benefits, including insurance policies;
•	"Bonuses and other incentives" includes the variable part of the Chairman’s compensation and the variable part of the salary of the CEO and of the general managers of Eni’s divisions; and
•	"Other compensation" include the salary of the previous and the current managing director and of the general managers of Eni’s divisions, in addition to compensations due in respect of positions on the Boards of Statutory Auditors in Eni’s subsidiaries. Indemnities paid upon termination are also included.

The following table contains details of compensation of directors, statutory auditors and general managers.

Name	Position	Term of office	Expiry date of the position (1)	Compensation for service at Eni SpA	Non-cash benefits	Bonuses and other incentives (2)	Other compensations	Total

(thousand euro)

Board of Directors
Roberto Poli	Chairman		01.01-12.31		05.30.08	831	8	40				879
Vittorio Mincato	CEO		01.01-05.27			230		1,386	(3)	9,649	(4)	11,265
Paolo Scaroni	CEO		06.01-12.31	(5)	05.30.08	252	62			588		902
Mario Giuseppe Cattaneo	Director		01.01-05.27			57		10				67
Alberto Clô	Director		01.01-12.31		05.30.08	123		10				133
Renzo Costi	Director		01.01-12.31		05.30.08	122		10				132
Dario Fruscio	Director		01.01-12.31		05.30.08	117		10				127
Guglielmo Moscato	Director		01.01-05.27			59		10				69
Mario Resca	Director		01.01-12.31		05.30.08	121		10				131
Marco Pinto	Director		05.28-12.31		05.30.08	68						68
Marco Reboa	Director		05.28-12.31		05.30.08	68						68
Pierluigi Scibetta	Director		05.28-12.31		05.30.08	68						68
Board of Statutory Auditors (6)
Andrea Monorchio	Chairman		01.01-05.27			51						51
Paolo Andrea Colombo	Chairman	(7)	01.01-12.31		05.30.08	107				67		174
Luigi Biscozzi	Auditor		01.01-05.27			38				51		89
Filippo Duodo	Auditor		01.01-12.31		05.30.08	91				55		146
Edoardo Grisolia (8)	Auditor		05.28-12.31		05.30.08	48						48
Riccardo Perotta	Auditor		01.01-12.31		05.30.08	92				59		151
Giorgio Silva	Auditor		05.28-12.31		05.30.08	48				13		61
General Managers
Stefano Cao	E&P Div.		01.01-12.31					397		797		1,194
Luciano Sgubini	G&P Div.		01.01-12.31					311		2,286	(9)	2,597
Angelo Taraborrelli	R&M Div.		01.01-12.31					229		566		795
						2,591	70	2,423		14,131		19,215

(1)	The term of position ends with the Meeting approving financial statements for the year ending December 31, 2007.
(2)	Based on performance achieved in 2004.
(3)	Based on performance achieved in 2004 and pro rata performance related to the first five month period of 2005.
(4)	In addition to salary also includes indemnities paid upon termination and further compensation determined by the Board of Directors.
(5)	Appointed as director on May 28, 2005.
(6)	The "Other Compensation" amounts refer to compensation obtained as chairman or as auditor of subsidiaries.
(7)	Appointed as Chairman on May 28, 2005. Previously Auditor.
(8)	Compensation for the service is paid to the Ministry of Economy and Finance.
(9)	In addition to salary also includes indemnities paid upon termination.

For the year ended December 31, 2005, the aggregate compensation paid to or on behalf of the executive officers of Eni SpA was euro 20.06 million. The foregoing amounts include salaries, fees for attending meetings, lump-sum amounts paid in lieu of expense reimbursements, stock options, stock grants, health and pension contributions and amounts accrued to the reserve for employee termination indemnities, which is used to pay severance pay as required by Italian law to employees upon termination of employment. The members of the Board of Directors in their capacity as such are not entitled to receive such severance pay. At December 31, 2005, the total amount accrued to the reserve for employee termination indemnities with respect to members of the Board of Directors who were also employees of Eni, with respect to three general managers and with respect to the executive officers of Eni SpA was euro 3.36 million.

Stock compensation

Stock grants

With the aim of improving motivation and loyalty of Eni managers through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, beginning in 2003, Eni has offered its own shares purchased under its buy-back program (treasury shares) for no consideration to those managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code15 who have achieved corporate and individual objectives.

Assignments vest within 45 days after the end of the third year from the date of the offer.

Under this stock grant plan, on December 31, 2005 a total of 3,127,200 grants were outstanding for the assignment of an equal amount of treasury shares (equal to 0.08% of current capital stock) subdivided as follows: (i) a total of 1,018,400 grants (fair value euro 11.20 per share) related to 2003; (ii) a total of 912,400 grants (fair value euro 14.57 per share) related to 2004; and (iii) a total of 1,196,400 grants (fair value euro 20.08 per share) related to 2005.

Stock options

Eni offers to managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code16 who hold positions of significant responsibility for achieving profitability or strategic targets, the opportunity to acquire a shareholding in the Company as an element of remuneration through the assignment of options for the purchase of Eni’s treasury shares.

Options provide grantees with the right to purchase Eni shares on a 1 to 1 ratio after three years from the date of the grant and upon a five year vesting period, at a price corresponding to the higher of the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the grant and the average cost of the treasury shares as of the day prior to the assignment (strike price). Strike price for the 2005 assignment was euro 22.512 per share.

Grantees are able to make use of an advance from a Group finance company to purchase shares, on condition that at the same time they sign an irrevocable order for selling the shares through the finance company. Proceeds from the sale must then be used to repay the advance.

At December 31, 2005 there were 13,379,600 outstanding options, carrying an average strike price of euro 17.705 per share.

The weighted-average remaining contractual life of options outstanding at December 31, 2003, 2004 and 2005 was 5.6 years, 6.6 years and 7.6 years, respectively. All stock options granted are considered fixed.

The following is a summary of stock option activity for the years 2003, 2004 and 2005:

2003	2004	2005

Number of shares	Weighted average exercise price (a) (euro)	Number of shares	Weighted average exercise price (a) (euro)	Number of shares	Weighted average exercise price (a) (euro)

Options as of January 1	3,518,500	15.216	8,162,000	14.367	11,789,000	15.111
New options granted	4,703,000	13.743	3,993,500	16.576	4,818,500	22.512
Options exercised in the period			(354,000)	14.511	(3,106,400)	15.364
Options cancelled in the period	(59,500)	15.216	(12,500)	14.450	(121,500)	16.530
Options outstanding as of December 31	8,162,000	14.367	11,789,000	15.111	13,379,600	17.705
of which exercisable at December 31	73,000	14.802	-	-	1,540,600	16.104

(a)	Below quoted market price.

The fair value of stock options granted during the years ended December 31, 2003, 2004 and 2005 of euro 1.50, euro 2.01 and euro 3.33, respectively, was calculated applying the Black-Scholes method and using the following assumptions:

Fair value of stock options	2003	2004	2005

Risk-free interest rate	(%)	3.16	3.21	2.51
Expected life	(year)	8	8	8
Expected volatility	(%)	22	19	21
Expected dividends	(%)	5.35	4.5	3.98

Stock grant for Eni’s CEO and general managers	Grants outstanding at beginning of the period	Grants assigned during the period	Grants exercised during the period	Grants outstanding at end of the period

Name	Number of grants	Average maturity in months	Number of grants	Average maturity in months	Number of grants	Average market price at date of exercise (euro)	Number of grants	Average maturity in months

Vittorio Mincato (1)	CEO	104,800	19	40,200	38	145,000	19.951	-	-
Stefano Cao	General Manager of the E&P Division	40,500	20	16,000	38	12,800	23.785	43,700	21
Luciano Sgubini	General Manager of the G&P Division	40,500	20	16,000	38	56,500	22.784	-	-
Angelo Taraborrelli	General Manager of the R&M Division	17,500	20	16,000	38	5,400	23.785	28,100	24

(1)	Retired on May 27, 2005.

Stock options for Eni’s CEO and general managers	CEO (1)	CEO (2)	General Manager for the E&P Division	General Manager for the G&P Division	General Manager for the R&M Division

	Paolo Scaroni	Vittorio Mincato	Stefano Cao	Luciano Sgubini	Angelo Taraborrelli

Options outstanding at the beginning of the period:
- number of options		-	499,000	182,000	170,000	96,500
- average exercise price	(euro)	-	15.090	15.185	15.086	15.379
- average maturity in months		-	67	79	79	81
Options granted during the period:
- number of options		699,000	-	75,500	60,500	50,000
- average exercise price	(euro)	22.509	-	22.509	22.509	22.509
- average maturity in months		96	-	96	96	96
Options exercised at the end of period:
- number of options		-	499,000	56,000	230,500	23,500
- average exercise price	(euro)	-	15.090	15.216	17.035	15.216
- average market price at date of exercise	(euro)	-	19.980	22.784	22.964	22.784
Options outstanding at the end of the period:
- number of options		699,000	-	201,500	-	123,000
- average exercise price	(euro)	22.509	-	17.920	-	18.308
- average maturity in months		91	-	82	-	83

(1)	Appointed on June 1, 2005.
(2)	Retired on May 27, 2005.

The table below sets forth the amount and maturity of stock options granted to Eni’s executive officers in 2005:

Options granted in the year	Options held at year end

Number of options		1,350,000	2,329,500
Average exercise price	(euro)	22.509	19.217
Maturity	(days)	1,096	707
Expiration	(days)	2,923	2,498
Weighted average exercise price for options existing as of December 31, 2005	(euro)	15.231

The information in the table above is current as of June 5, 2006. No additional options have been granted from December 31, 2005 to that date. Eni issues only ordinary shares. For further information on Eni’s stock compensation see Note 26 to the Consolidated Financial Statements.

Investor relations and information processing

In concert with the launch of its privatization process, Eni adopted a communication policy, confirmed by the Code of Conduct, aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive complete, transparent, selective and prompt information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and regularly updated on Eni’s internet site. Investor and shareholder relations are handled by special Eni functions.

Relations with investors and financial analysts are held by the Investor Relations office. Information is available on Eni’s web site and can be requested from investor.relations@eni.it.

Relations with the press are held by the Relations with the press unit.

Relations with shareholders are held by the Corporate Secretary office. Information is available on Eni’s web site and can be requested from segreteriasocietaria.azionisti@eni.it and the toll-free number 800940924 (Outside Italy 80011223456).

Information regarding periodic reports and major events/transactions is promptly released to the public, also through the internet site. A specific section of Eni’s site contains all press releases, procedures concerning corporate governance, presentations provided in meetings with the press and financial analysts, notices to shareholders and bond holders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Documents available to the public free of charge are mailed on request.

On February 28, 2006, Eni’s Board of Directors updated the "Procedure for the disclosure of information to the market concerning Group activities" approved on December 18, 2002 and published on Eni’s internet site. The procedure acknowledges Consob guidelines and the "Guidelines for information to the market" issued in June 2002 by the Ref Forum on company information and those included in the laws implementing the European Directive on market abuse, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events. It also contains sanctions applied in case of violation of its rules in accordance with the crimes identified and sanctioned by the new law on the protection of savings.

Eni’s Code of Conduct defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.

Internal dealing

On February 28, 2006 the Board of Directors approved a procedure concerning the creation and updating a register of persons with a right to access privileged information at Eni, as provided for by Article 115 of Legislative Decree No. 58 of February 24, 1998 which states that "listed issuing companies and the subjects who have a control relation with them, or acting in their name, must establish and regularly update a register of the persons that, due to their professional activity or functions performed have access to information as described in Article 114 (privileged information)". The procedure implementing Consob Decision No. 11971/1999, as amended, defines: (i) terms and procedures for the recording and possible cancellation of the persons that, due to their professional activity or functions performed on behalf of Eni, have access to privileged information; and (ii) terms and procedures of information of said persons of their recording or cancellation and relevant reasons. The procedure became effective on April 1, 2006.

In the same meeting the Board approved the "Internal dealing procedure" for the identification of relevant persons and the communication of transactions involving financial instruments issued by Eni SpA and its listed subsidiaries, which substitutes the Internal Dealing Code approved by the Board on December 18, 2002.

The procedure implements the provisions of Article 114, paragraph 7 of Legislative Decree No. 58 of February 24, 1998 which states that "subjects performing administration, control or management activities for a listed issuer and managers having regular access to privileged information as per paragraph 1 and having the power to make operating decisions that can affect the development and future situation of the issuer and whoever holds shares corresponding to at least 10% of the company’s share capital and any other person controlling the issuer are obliged to inform Consob and the market of any transaction involving financial instruments issued by the issuer, also when performed by others on their behalf." This communication is due also by spouses not legally separated, children, parents, relatives living with the subject and in the other cases indicated by Consob in implementation of Directive 2004/72/CE of the European Commission. Eni’s procedure: (i) identifies relevant persons; (ii) defines the transactions involving financial instruments issued by Eni SpA; (iii) determines the terms and conditions for the disclosure to the public of such information; and (iv) reports the sanctions introduced by the law for the case of non compliance. The procedure that became effective on April 1, 2006 is published on Eni’s internet site.

Employees

At December 31, 2005, Eni’s employees numbered 72,258 representing an increase of 1,910 employees from December 31, 2004, or 2.7%, reflecting a 2,479 increase in employees hired and working outside Italy and a 569 decline in employees hired in Italy.

Employees hired in Italy were 40,192 (55.6% of all Group employees), of these 37,493 were working in Italy, 2,480 outside Italy and 219 on board of vessels. As compared to 2004, the 569 unit decline in employees was due mainly to changes in consolidation (723 employees, due to the divestment of the water business, IP and technical services at Porto Marghera) offset in part by the positive balance of persons leaving their job and new hirings and net transfers from unconsolidated subsidiaries.

The process of improvement in the quality mix of employees continued in 2005 with the hiring of 2,099 persons, of which 727 were hired with open-end contracts. A total of 1,372 persons were hired with this type of contract and with apprenticeship contracts, most of them with university qualifications (800 persons of which 509 are engineers) and 533 persons with a high school diploma. During the year 2,027 persons left their job at Eni, of these 1,438 had an open-end contract and 589 a fixed-term contract.

Employees hired and working outside Italy at December 31, 2005 were 32,066 (44.4% of all Group employees), with an increase of 2,479 persons due to the positive balance of new hirings with open-end contracts and persons leaving their job in Saipem and Snamprogetti (2,639 employees) and the negative balance (160 persons) of persons leaving the job and new hirings with open-end contracts in the rest of the Group.

Employees at year end	2003	2004	2005

(units)
Exploration & Production	7,492	7,477	7,491
Gas & Power	12,982	12,843	12,324
Refining & Marketing	13,277	9,224	8,894
Petrochemicals	7,050	6,565	6,462
Oilfield Services Construction and Engineering	25,583	25,819	28,684
Other activities	6,380	4,983	4,638
Corporate and financial companies	2,657	3,437	3,765

	75,421	70,348	72,258

The table below sets forth Eni’s employees at December 31, 2003, 2004 and 2005 in Italy and outside Italy:

2003	2004	2005

(units)
Exploration & Production	Italy	4,555	4,539	4,510
	Outside Italy	2,937	2,938	2,981

		7,492	7,477	7,491

Gas & Power	Italy	10,302	10,216	9,733
	Outside Italy	2,680	2,627	2,591

		12,982	12,843	12,324

Refining & Marketing	Italy	6,882	6,879	6,680
	Outside Italy	6,395	2,345	2,214

		13,277	9,224	8,894

Petrochemicals	Italy	5,585	5,237	5,164
	Outside Italy	1,465	1,328	1,298

		7,050	6,565	6,462

Oilfield Services Construction and Engineering	Italy	5,314	5,580	5,799
	Outside Italy	20,269	20,239	22,885

		25,583	25,819	28,684

Other activities	Italy	6,367	4,959	4,616
	Outside Italy	13	24	22

		6,380	4,983	4,638

Corporate and financial companies	Italy	2,577	3,351	3,683
	Outside Italy	80	86	82

		2,657	3,437	3,765

Total	Italy	41,582	40,761	40,185
Total	Outside Italy	33,839	29,587	32,073

		75,421	70,348	72,258

of which senior managers		1,733	1,764	1,748

Share Ownership

As of April 30, 2006, the total number of shares owned by the directors, statutory auditors and executive officers of Eni SpA as a Group was 202,078 equal to approximately 0.005% of Eni’s share capital outstanding at December 31, 2005. Eni issues only ordinary shares, each bearing one-vote right; therefore shares held by Eni SpA directors, statutory auditors and executive officers have no different voting rights.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of May 25, 2006, the Ministry of Economy and Finance, Cassa Depositi e Prestiti SpA and Gruppo Banca Intesa were the only persons known by Eni to own more than 2% of any class of Eni SpA’s voting securities. At such date, the total amount of Eni SpA’s voting securities owned by these shareholders was:

Title of Class	Number of Shares Owned	Percent of Class

Ministry of Economy and Finance	813,443,277	20.31%
Cassa Depositi e Prestiti	400,288,338	10.00%
Banca Intesa	97,522,352	2.44%

The Ministry of Economy and Finance, in agreement with the Ministry of Productive Activities, retains certain special powers over Eni. See "Item 10. Additional Information – Memorandum and Articles of Association – Limitations on Voting and Shareholdings – Special Powers of the State". For a discussion of Eni share buy-back program see "Item 16E – Purchases of equity securities by the issuer and affiliated purchasers". As of June 10, 2005 there were 15,700,024 ADRs, each representing five Eni ordinary shares, outstanding on the New York Stock Exchange, corresponding to 1.96% of Eni’s share capital. See "Item 9 – The Offer and the Listing".

Related Party Transactions

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties are described in Note 26 to the Consolidated Financial Statements.

Item 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 – Financial Statements.

Legal Proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements.

Following is a description of the most significant proceedings currently pending; unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision can not be estimated reliably.

Environment

Eni SpA
In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni’s Gela refinery. In November 2002, "Italia Nostra" and the association "Amici della Terra" filed civil claims related to this proceeding and requested the payment of damage claims for a total of euro 15,050 million. In July 2003, the relevant Court decided for the transmission of the inquiries to the public prosecutor, recognizing a violation of Article 440 of the penal code (water and food substances corruption). Three environmental organizations act as plaintiffs and requested damage payment for euro 551 million. Two of these organizations are also acting against the Gela refinery.

In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from the refinery of Gela, which are purported to have had negative effects on the health of a number of citizens of Gela, and on a lack of declaration of such emissions in violation of Presidential Decree No. 203 of 1988. The investigation ended with an action for events that have occurred since 1997. The Municipality of Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damages for a total of euro 878 million. The judgment of first degree before the Court of Gela is pending.

In 2002, the public prosecutor of Gela started an investigation in order to ascertain alleged pollution caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. Some local public entities, environmental NGOs and landowners are acting as plaintiffs. On January 17, 2005, a second inquiry phase aimed at ascertaining which sort of emissions had eventually produced the alleged pollution caused by the refinery of Gela, was completed. On February 3, 2006, the notice of the conclusion of preliminary investigations was filed conclusion of the preliminary inquiry.

In June 2002, in connection with a fire in the refinery of Gela, a criminal investigation began concerning arson, environmental crimes and crimes against natural heritage. On May 12, 2004 the first hearing was held.

In 2002, the public prosecutor of Gela started a penal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. The investigation concerns the environmental rules about the pollution of water and soil and illegal disposal of liquid and solid waste materials. On November 7, 2003 the judge for preliminary investigations accepted to continue the inquiries as requested by the public prosecutor to ascertain the state of the refinery’s storage tanks and the presence of infiltrations of refinery products into the deep water-bearing stratum, due to a breakage in some tanks. With a decision of November 3, 2003, the Court for preliminary investigation, in agreement with a request of the public prosecutor of Gela, ordered the preventive seizure of 92 storage tanks, later reopened except for nine tanks that remained under seizure but do not prevent full operations at the refinery. The report filed by experts of the public prosecutor is currently under review.

In March 2002 the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo for intentional pollution of water used for human consumption and requested a technical opinion, not yet concluded, to ascertain alleged infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area. The proceeding is still in the preliminary investigation phase. A qualified company has been given the task to verify the cause, the origin and the extension of the alleged infiltration. For protective purposes, actions have been taken to: (i) create safety measures and clean-up all of the polluted area; (ii) reallocate wells for drinking water in an area farther from and higher than the industrial site; and (iii) install a purification system for drinkable water. With a decision of June 1, 2004 the seizure was lifted on the storage tanks that had been seized on April 17, 2003, except for five storage tanks that are still under seizure. The report of experts has been filed and its findings can be opposed to defendants.

In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration, on May 21, 2004, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Dosso degli Angeli, Angela/Angelina - Ravenna Mare Sud fields and the related wells and platforms. On June 10, 2004 the Court responded to the claim filed by Eni and lifted the seizure of the Angela/Angelina - Ravenna Mare Sud fields and related wells and platforms. On March 10, 2005, the Court of Cassation confirmed this decision. On February 5, 2003, a seizure had already been applied to the Naomi/Pandora platform, the Naomi 4 Dir, Naomi 2 Dir and 3 Dir - Pandora 2 Dir wells, and the underwater pipeline for the transportation of gas to the Casalborsetti facility. Eni believes it has always acted in full compliance with existing laws under the required authorizations. Taking account of the observations of the consultants of the Court of Rovigo on which the Public Prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, chaired by Prof. Enzo Boschi, professor of seismology at the Università degli Studi di Bologna and chairman of the Istituto nazionale di geofisica e vulcanologia, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and the effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. The commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public safety caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil. On May 11, 2006 the Court of Rovigo accepted as plaintiffs the Veneto Region, the Ente Parco della Provincia del Po, the Ferrara Province, the Venice Province, the city of Venice, the city of Comacchio, the Rovigo Province and two private entities. Eni was accepted as a defendant. The Court of Rovigo rejected the accusation of environmental disaster and therefore transferred the proceeding to the Court of Adria, where the first hearing has been scheduled for October 31, 2006.

EniPower SpA
In autumn 2004 the Public Prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to samples of the soil used in the construction of the new EniPower’s power station in Mantova. EniPower requested the closing of the investigation.

Polimeri Europa SpA
Before the Court of Gela one criminal action took place relating to the alleged violation on part of Eni of environmental regulations on waste management concerning the ACN plant and the disposal of FOK residue deriving from the steam cracking process. The defendant was found guilty and a damage payment in first instance was required to be made to an environmental association acting as plaintiff. The sentence was passed to the civil court for the quantification of any further damage and claim. Eni appealed the Court’s decision.

Syndial SpA (Former EniChem SpA)
In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, to require environmental remediation for the alleged pollution caused by the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, require them to pay environmental damages. The amount is going to be determined during the proceeding, but it will not be lower than euro 136 million, or determined by the judge as compensatory liquidation. EniChem acquired the Mantova plant in June 1989, as part of the Enimont deal. Edison SpA must hold Eni harmless or pay compensatory damage for any damage caused to third parties by plant operations before Montedison’s sale, even if the damage occurred later. Edison agreed on a settlement that quantified damage to be paid covering also Syndial. The proceeding continues for the alleged damage in the 1989-1990 period.

In 2000, the Public Prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation phase, the Public Prosecutor asked for the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions while the prosecutor confirmed his request for dismissal of the case.

On December 18, 2002 EniChem SpA, jointly with Ambiente SpA (now merged in Syndial SpA) and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages, not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous proceedings against employees and managers. In a related action, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente. The requests for damage of the Province of Venice and that of EVC Italia to EniChem and Ambiente have not been quantified. The final judgment is pending.

On January 16, 2003 the Court of Siracusa issued personal cautionary measures against some employees of EniChem SpA and Polimeri Europa SpA. They are accused of illicit management relating to the production, disposal and treatment of liquid and solid waste materials and of obtaining illicit income. Polimeri Europa and EniChem, will act as plaintiffs. The collection of evidence effected before the hearing starts in Court has been concluded and preliminary investigations have ended with the confirmation of accusations. During the inquiries traces of mercury were found in the sea. The Public Prosecutor of Siracusa started an inquiry for ascertaining the conditions of sediments and marine fauna in the bay of Augusta. According to the plaintiffs, mercury would have been spilled into the sea and poisoned the marine fauna and therefore resulted in fetal malformations and abortions due to the consumption of contaminated seafood fished in this area. The chlorine soda plant, built in the late 50s was conferred to Syndial in 1989 when the Enimont joint venture was formed. It was therefore easy to prove that Eni holds no responsibility for the crimes it was accused of. On March 15, 2006 the judge for preliminary investigations decided the dismissal of the case against Syndial employees.

On April 14, 2003 the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for approximately euro 129 million and to financial and non-financial damages for euro 250 million (plus interest and compensation) allegedly caused by Pertusola Sud SpA (merged into EniChem) in the area of Crotone. On June 6, 2003 EniChem appeared before the court and requested the rejection of the damages and, as counterclaim, the payment of the total costs for the remediation works already underway. The Province of Crotone entered the proceeding, claiming environmental damages for euro 300 million. Technical aspects concerning the role of the delegated commissioner make it necessary to decide on this aspect. Syndial was notified on October 21, 2004 of the request of the Calabria Region to appear before the Court of Milan in order to obtain a preliminary damage payment, in anticipation of the expiration of the special office for managing emergency events in Calabria. The Region requested payments for over euro 800 million.

On February 28, 2006 the Council of Ministers, the Ministry for the Environment and the Delegated Commissioner for environmental emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan in order to obtain the ascertainment, quantification and payment of damage (in the form of pollution of land, air and water and therefore of the general condition of the population) caused by the operations of Pertusola Sud SpA in the municipality of Crotone and in surrounding municipalities. The local authorities request the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same company and damages as indicated in the previous paragraph.

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

In May 2003 the Minister of the Environment summoned Syndial SpA before the Court of Turin and requested environmental damages for euro 2,396 million in relation to alleged DDT pollution in the Lake Maggiore caused by the Pieve Vergonte plant. On March 1, 2006 the State Lawyer in an attempt to settle the case proposed that Syndial pay 10% of the requested damage corresponding to euro 239 million. This attempt to settle failed.

The municipality of Carrara started an action at the Court of Genova requesting to Syndial SpA the remediation and reestablishment of the previous environmental conditions at the Avenza site and the payment of environmental damage. This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, had carried out safety and remediation works. The Ministry of the Environment joined the action and requested the environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 78.5 million – to be broken down among the various companies that managed the plant in the past. Previous managers include Syndial, called into the action as a guarantor, Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA. The judge requested an expert report to be prepared in order to ascertain what damage has been remediated and what remains to be cleaned up after the interventions started by Agricoltura and continued by EniChem/Syndial. The expert report quantifies the damage still to be remediated in euro 15 million.

Tax Proceedings

Eni SpA
With a decree dated December 6, 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation was requested from the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date.

With a formal assessment presented by the municipality of Pineto (Teramo), Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea territorial waters in front of the coast of Pineto. Eni has been requested to pay a total of approximately euro 17 million also including interest and a fine for lacking declaration. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the application of the tax at requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. But the Court of Cassation cancelled both judgments declaring that a municipality can consider requesting a tax on real estate also in the sea facing its territory and with a decision of February 21, 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the other reason opposed by Eni. On December 28, 2005 the municipality of Pineto presented the same request for the same platforms for the years 1999 to 2004. The total amount requested to Eni is of euro 24 million. Eni filed a claim against this request.

Agip Karachaganak BV
In July 2004, relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, on the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of $43 million, net to Eni, and the anticipated offsetting of VAT credits for $140 million, net to Eni, as well as the payment of interest and penalties for a total of $128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to $26 million net to Eni that includes taxes, surcharges and interest. Meetings continue regarding residual matters. Eni recorded a specific provision for this matter.

Snam Rete Gas SpA
With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. With the ruling of December 20, 2002, the Court judged the tax at variance with European rules. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totalled euro 86.1 million. In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be in contrast with European rules and with the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission with its opinion presented on July 7, 2004 formally requested Italy to cancel the tax. The Italian Government must conform within two months from the reception of the opinion. As it did not conform, on December 20, 2004 the European Commission passed the case to the Court of Justice requesting a ruling. With a decision dated January 5, 2004, and confirmed on March 4, 2005 by the Regional Tax Commission, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is in contrast with European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million, already paid in April 2002 to the Sicilia Region. On May 4, 2004, the Sicilia Region repaid the first installment. As for the seven remaining installments paid after April 2002 (euro 75.3 million) the Provincial Tax Commission of Palermo with decision of January 5, 2005 confirmed the illegitimacy of the tax condemning the Region to repay the amounts paid and interest accrued to Snam Rete Gas. The Sicilia Region presented recourse to the Regional Tax Commission at Palermo, a hearing has been scheduled for April 5, 2006. On November 3, 2003, the Sicilia Region, following the procedure presented by Snam Rete Gas concerning the yearly liquidation of the tax for 2002, requested liquidation of tax, fines and interest (euro 14.2 million) relating to the unpaid December 2002 installment. On December 30, 2003 Snam Rete Gas filed a claim with request of suspension of payment as a result of the liquidation notice received from the Sicilia Region with the Provincial Tax Commission of Palermo, that, on June 25, 2004 accepted Snam Rete Gas’s claim and decided the cancellation of the liquidation notice served by the Sicilia Region, confirmed by the Regional Tax Commission on March 7, 2005. In any case Snam Rete Gas will not have to pay the tax: if the tax is considered illegitimate in other Courts of law, the company will have the right to the restitution of the money. If, to the contrary, the tax is considered legitimate by the other Courts, the Authority for Electricity and Gas will include the tax (Decision No. 146/2002 and No. 71/2003) in tariff with automatic and retroactive effects.

Other judicial or arbitration proceedings

Syndial SpA (former EniChem SpA) - Serfactoring SpA
In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment at the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004: the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed against this partial decision, requesting in particular the annulment of the first step judgement, the reimbursement of the euro 180 million amount from Serfactoring along with the rejection of all its claims and the payment of all expense of the proceeding. The appeal pending was set to be discussed in a hearing set for March 16, 2007 but was rescheduled for October 27, 2006 upon request of Agrifactoring. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura decided on May 18, 2005 to suspend this determination until the publication of the decision of the Court of Appeals, in accordance with Article 295 of the Code of civil procedure. Against this suspension Serfactoring and Syndial requested to the Court of Cassation the cancellation of the suspension and the return of the case to its original court.

Syndial SpA (former EniChem SpA)
In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested payment of compensatory damages for approximately euro 46 million, of which euro 3 million are compensatory damages and euro 43 million are for loss of profits. During 2004 the preliminary inquiry was completed. With a judgment of October 11, 2005 the Court rejected ICR’s request and order that ICR pay all expenses. ICR filed a claim against this decision.

Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

Eni SpA
In March 1999, the Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The decision on this dispute is still pending.

With a decision of December 9, 2004, the Italian Antitrust Authority started an inquiry on the distribution of jet fuel against six Italian companies, including Eni and some of its subsidiaries, that store and load jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged limitations to competition as oil companies would agree to divide among themselves the supplies to airlines. On December 22, 2005, the Authority notified the preliminary results of the inquiry concerning: (i) information flows to oil companies related to the functioning of shared storage and uploading companies; (ii) barriers to the entrance of new competitors; and (iii) the price of jet fuel is higher than on other European markets. On June 20, 2006, the Antitrust notified Eni the final decision of this proceeding and fined Eni by an amount of euro 117 million. The Antitrust fined other oil companies involved in the matter. Eni is evaluating this decision in order to file a claim against it decision before an administrative court.

On April 28, 2005 the Commission of the European Communities started a formal assessment to evaluate the alleged participation of Eni and its subsidiaries to activities limiting competition in the field of paraffin. The alleged violation of competition would have consisted in: (i) the determination of and increase in prices; (ii) the subdivision of customers; and (iii) exchange of trade secrets, such as production capacity and sales volumes. On November 3, the Commission requested information on Eni’s activities in the field of paraffins. On November 29, 2005 Eni filed the requested information. On April 21, 2006 the Antitrust Authority requested information on the processing of raw paraffin, which Eni supplied in a letter dated May 25, 2006.

The Department of Justice of the United States of America - Antitrust Division, notified Eni Petroleum Co Inc of a subpoena requesting information and documents relating to activities in the field of wax to be filed before June 20, 2005. The Company informed the department that it does not produce nor import wax in the United States of America.

Polimeri Europa SpA and Syndial SpA
In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. The first product under scrutiny was EP(D)M: the European Commission submitted to inspection the manufacturing companies of that product, among which Polimeri Europa SpA and Syndial and requested information from those two companies and to their controlling company, Eni SpA. After the inquiries the Commission decided to open a procedure for violation of competition laws and notified Eni, Polimeri Europa and Syndial the relevant charges to that effect on March 8, 2005. At a hearing held on July 27, 2005 the two companies presented memoranda and confirmed their position. The parties await for a decision of the Commission.

EP(D)M manufacture is also under scrutiny in the United States, where the Department of Justice of San Francisco requested information and documents to Polimeri Europa Americas Inc, a U.S. subsidiary of Polimeri Europa and to its deputy chairman and sales manager. Class actions were filed claiming damages in relation to the alleged violation. In July 2005 Syndial signed a settlement agreement for the civil class action which entails the payment of approximately $3.2 million, approved by the federal court.

The investigation was also extended to the following products: NBR, CR, BR, SSBR and SBR.

The European Commission started an investigation regarding BR, SBR, SSBR. On January 26, 2005 the Commission dropped the charges in relation to SSBR, while for the other two products the Commission started an infraction procedure by notifying Eni, Polimeri Europa and Syndial the relevant charges. The companies presented a written memorandum and the Commission decided to open an inquiry, as a consequence of which the Commission sent a new description of the charges. The companies are preparing a new memorandum.

With regard to NBR an inquiry is underway in Europe and the USA, where class actions also have been started. The class action at federal level was abandoned by the plaintiffs. The federal judge acknowledged this abandonment.

With regard to CR, as part of an investigation carried out in the USA, Syndial entered into a plea agreement with the Department of Justice pursuant to which Syndial would agree to pay a fine of $9 million, while the Department of Justice would agree that it will not bring further criminal charges against Syndial or against its affiliate companies. On June 27, 2005 the plea agreement was approved. For CR the civil class action was closed with a settlement agreement approved by the federal judge on July 8, 2005 whereby the company will pay $5 million. The European Commission requested Eni, Polimeri Europa and Syndial to provide information about CR. The two companies decided to cooperate with the Commission.

Eni recorded a provision for these matters.

Stoccaggi Gas Italia SpA
With Decision No. 26 of February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority for Electricity and Gas repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated September 29, 2003, that Court rejected the appeal presented by Stogit. Stogit filed an appeal to the Council of State against the sentence which was rejected by the Council of State on January 6, 2006.

Distribuidora de Gas Cuyana SA
The agency entrusted with the regulations for the natural gas market in Argentina ("Enargas") started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company has applied improperly calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. On April 27, 2004, Distribuidora de Gas Cuyana presented a defense memorandum to Enargas, without prejudice to any possible appeal. On April 28, 2006, the Company filed a formal request for examining the documents used as evidence of the alleged violation.

Court inquiries

The Milan Public Prosecutor is inquiring into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. The media have provided wide coverage of these inquiries. It emerged that illicit payments have been made by EniPower suppliers to a manager of EniPower who has been immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the situation mentioned above and approved the creation by Eni’s CEO of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to fully cooperate in every respect with the Court. From the inquiries performed, that have not yet covered all relationships with contractors and suppliers, no default in the organization and internal controls emerged. For some specific aspects inquiries have been performed by external experts. In accordance with its transparency and firmness guidelines, Eni will take the necessary steps for acting as plaintiff in the expected legal action in order to recover any damage that might derive to Eni by the illicit behavior of its suppliers and of their and Eni’s employees.

Within an investigation on two Eni managers, the Public Prosecutor of Rome on March 10, 2005 notified Eni of the seizure of papers concerning Eni’s relations with two oil product trading companies.

TSKJ Consortium - Investigations of SEC and other Authorities

In June 2004 the U.S. Securities and Exchange Commission (SEC) notified Eni a request of collaboration on a voluntary basis, which Eni promptly carried out, in order to obtain information regarding the TSKJ consortium in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. The TSKJ consortium is formed by Snamprogetti (Eni 100%) with a 25% interest and, for the remaining part, by subsidiaries of Halliburton/KBR, Technip and JGC. The investigations of the Commission concern alleged improper payments. Other Authorities are currently investigating this matter. Eni is currently providing its own information to the Commission and to other authorities.

Settled Proceedings

Tax Proceedings
In August 2005, the internal revenue service of Venezuela served to Eni Dación BV four formal assessment on income taxes for the years 2001 to 2004 that, by excluding the deductibility of certain costs: (i) annul the losses recorded for the periods amounting to a total of bolivar 910 billion (corresponding to $425 million); (ii) determine for the same periods a taxable income amounting to a total of bolivar 115 billion (corresponding to $54 million); and (iii) request a tax amounting to bolivar 52 billion (corresponding to $24 million) determined by applying a 50% tax rate rather than the 34% rate applied to other companies performing activities analogous to those of Eni Dación BV. In particular it excluded the deductibility of: (i) interest charges due to other Eni Group companies that provided loans denominated in U.S. dollars; and (ii) exchange rate losses recorded in the financial statements and related to such loans resulting from the devaluation of the Venezuelan currency. The formal assessments served have a preliminary nature and do not request immediate payment nor do they specify the amount of a fine (from 10 to 250%) and of interest (average rate for the period approximately 23%). Eni Dación filed a claim for the cancellation of the assessment. In the 2005 accounts, Eni recorded a specific provision for this matter. In April 2006 the appeal was rejected and the final tax assessment was issued. The final tax assessment: (i) substantially confirmed the preliminary assessments, although reducing the originally assessed income tax liability to bolivar 39 billion ($18 million); and (ii) imposed fines and late payment interests of bolivar 109 billion ($51 million). Eni Dación BV presented a further administrative appeal before the expiration of the time limit for filing a judicial tax appeal, thereby obtaining a reduction of the overall amount from bolivar 148 billion ($69 million) to bolivar 52 billion ($24 million) including taxes in the amount of bolivar 12.5 billion ($6 million) and fines and late payment interest in the amount of bolivar 39.5 billion ($18 million). In order to avoid further charges deriving from the increase of the corresponding fines and late payment interest, Eni Dación BV paid the newly assessed amount in May 2006, thereby reaching a settlement. Consistently, Eni Dación BV filed an integrative income tax return for year 2005, considering the new tax bases for years 2001 to 2004, and paid accordingly bolivar 128 billion ($60 million) of income taxes and bolivar 4.4 billion ($2 million) of fines and late payment interest.

During 2003, the Customs District of Taranto sent 147 formal assessments and amendments to bills of entry for finished products and goods and semi finished products produced by Eni’s Taranto refinery in 2000, 2001 and 2002 to Eni SpA, as the successor entity of AgipPetroli SpA following its merger into Eni. The notification regards about euro 24 million of customs duties not paid by the company because the imported products were not yet finished goods, but were destined to processing, for which ordinary customs tariffs allow exemption. The formal assessment did not contain the determination of any administrative penalties provided for by customs rules. The penalty can be from one to ten times the amount of taxes not paid. The notification was based on the fact that the company did not have the administrative authorization to utilize the customs exemption. The company, believing it acted properly pursuant to Circular 20/D/2003, started a proceeding for an administrative resolution, according to the customs rules. The company asked the Regional Director of Customs of Puglia for the annulment of the received assessments as a measure of self-protection. With a decision of November 26, 2004 the Regional Director accepted Eni’s appeal and ended the litigation by canceling the 147 formal assessments. On March 12, 2004 the Comando Nucleo Regionale Polizia Tributaria Puglia notified a verbal action of observation to the company. In this action there is an alleged offense of smuggling and falsification of accounts for the same imports, already subjected to the previous assessments of the Customs District of Taranto and other occurrences between January 1999 and February 2003. The verbal action made by a Fiscal Officer, sent to the Public Prosecutor in the Court of Taranto, reclaims the omitted payment of customs for about euro 26 million. The notification was based on the same lack of administrative authorization, already contested by the Customs District of Taranto, that was concluded in favor of Eni by the Regional Director. On January 26, 2006 the judge for preliminary investigation of the Court of Taranto dismissed the accusations and closed the assessment.

Legal Proceedings
In 1997, Grifil SpA summoned AgipPetroli SpA (merged into Eni SpA in 2002) before the Court of La Spezia. Grifil requested payment for the remediation of a polluted land parcel part of the La Spezia refinery (which was closed in 1985), sold to it in 1996 by Italiana Petroli SpA later merged into AgipPetroli SpA. The claims for these damages amount to euro 103 million. At the end of 2002 Grifil and AgipPetroli reached an agreement under the terms of which AgipPetroli had to pay half of the clean-up costs, the total amount of which was set by an independent appraisal at euro 19 million, with AgipPetroli’s share corresponding to a maximum of euro 9.5 million, Grifil in turn had the obligation to remediate the polluted soil and to renounce any claims against Eni. Grifil did not fulfill its obligations to remediate the polluted soil; however, maintaining the possibility of precautionary requests and claims against Grifil, Eni decided to remediate the polluted soil with the assistance of a company interested in developing the parcel of land that agreed to pay 13% of the remediation costs. The first action promoted by Grifil before the Court of La Spezia remained pending. On January 7, 2004 the Municipality of La Spezia put Eni in possession of the area and from that date Eni started remediation works paying the relevant costs on its own. Eni requested the conservative seizure of Grifil’s land parcel, up to a maximum value of euro 19 million. With two administrative measures, on December 2, 2003 and January 13, 2004 respectively, the Court of Genova declared the right of Eni legitimate, based on the sale contract stipulated between Italiana Petroli and Grifil, to claim the payment of all clean-up expenses that Eni will incur as Grifil did not fulfill its obligation. The judge closed the inquiry phase and stated that the judgment can be brought to an end. As for the value attributable to the conservative seizure of Grifil’s land parcel (up to a value of euro 19 million), the Court requested Eni to file the contracts for the remediation work with the court, in which the amounts paid are recognized. The contract with an international company specializing in remediation was signed on April 15, 2004 and immediately presented to the Court. In order to preserve Grifil’s asset as a way to recover its credit versus Grifil, Eni, which is paying for the remediation works, also filed an ordinary revocation of title, so that, while waiting for the Court’s ruling, Grifil will not be able to sell the land parcel to third parties. On September 6, 2005 Eni and Immobiliare Helios SpA (that acquired all of Grifil’s share capital) reached a settlement that: (i) concluded all disputes outstanding with Grifil and constitutes a waiver to any possible future claim directly or indirectly related to the sale of the land parcel; (ii) passed to the acquirer all residual expense to be incurred for the reclamation of the land parcel with the explicit approval of the municipality of La Spezia; and (iii) provided for Eni to pay to the new owner of Grifil a lump sum of euro 15.1 million that will be paid when the new owner provides confirmation of works performed for the reclamation; the sum is covered by provisions in the risk reserve.

In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting therefrom. Defendants included certain employees of Eni which has been managing the Porto Marghera plant since the beginning of the eighties. On November 2, 2001, the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney on behalf of the Ministry of Environment and the Council of Ministers, 5 public entities, 12 associations and other entities and 48 individual persons. On December 15, 2004 the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants, the Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. On May 19, 2006, the Court of final instance, before which plaintiffs appealed the decision of the Court of Appeals, acquitted all defendants stating that pollution and mismanagement of the plant occurred before the eighties and consequently Eni and its employees could not be deemed responsible for that. In January 2006 Eni settled this matter with the Council of Ministers and the Ministry for the Environment paying an amount of euro 40 million. Under terms of the settlement, the latter will abstain from the recourse to the Court of final instance and will not act on any other environmental damage concerning the management of Porto Marghera until the date of the settlement. Eni had already recorded a provision for this matter which was sufficient to cover the amount of the settlement.

Dividends

Eni’s dividend policy in future periods and the sustainability and the amount of future dividends over the next four year period will depend upon a number of factors including the increase in earnings and in cash flow provided by operating activities, a sound balance sheet structure, capital expenditure and development plans, and the "Risk Factors" set out in Item 3. Eni SpA’s net profit and, therefore, the amounts available for payment of dividends therefrom will also depend on the level of dividends received from Eni’s subsidiaries. However, subject to such factors, the Board of Directors expects to recommend to future meetings of shareholders to maintain a flow of dividends in line with the level of 2005 for the next four year period. On May 25, 2006, Eni’s general shareholders’ meeting approved a dividend of euro 1.10 per share for fiscal year 2005 as proposed by Eni’s Board of Directors. This dividend (of which euro 0.45 was already paid as an interim dividend in October 2005) represented an increase of 22% with respect to the dividend paid for fiscal year 2004 (euro 0.90 per share); the ratio of aggregate dividends payments to consolidated net profit (pay-out) for year 2004 stands at 47%. Eni plans to continue paying interim dividends in future years.

Significant Changes

See "Item 5 – Recent Developments" for a discussion of Eni’s results of operations in the first quarter of 2006 and other material developments that occurred after December 31, 2005.

Item 9. THE OFFER AND THE LISTING

Offer and Listing Details

The ordinary shares of Eni SpA, nominal value euro 1.00 each (the "Shares"), are traded on the Blue Chip segment of the Mercato Telematico Azionario or MTA ("Telematico"), the Italian screen-based dealer market, which is the principal trading market for shares in Italy. The Blue Chip segment of Telematico includes shares of the companies whose market capitalization amounts to more than euro 1,000 million. American Depositary Shares ("ADSs"), each representing two shares, are listed on the New York Stock Exchange. The ratio has changed from one ADS per five Shares to one ADS per two Shares, effective January 10, 2006.

The table below sets forth the reported high and low reference prices of Shares on Telematico and of ADSs on the New York Stock Exchange, respectively. Due to the ratio change, the historical prices of ADSs have been adjusted by an adjustment factor of 2.5. See "Item 3 – Key Information – Exchange Rates" regarding applicable exchange rates during the periods indicated below.

Telematico	New York Stock Exchange

High	Low	High	Low

(euro per Share)	(U.S. $ per ADS)
2001	15.598	11.564	27.880	21.000
2002	17.145	12.938	32.844	24.360
2003	15.746	11.881	37.992	26.460
2004	18.748	14.723	50.580	36.940
2005	24.960	17.930	60.540	47.400

2004
First quarter	16.640	14.723	40.536	36.940
Second quarter	17.980	16.319	43.364	38.924
Third quarter	18.584	16.272	45.804	39.608
Fourth quarter	18.748	17.651	50.580	44.244

2005
First quarter	20.480	17.930	54.288	47.400
Second quarter	22.070	19.270	54084	49.004
Third quarter	24.960	21.430	60.540	51.320
Fourth quarter	24.770	21.640	59.020	51.628

2006
First quarter	24.880	23.050	60.650	55.170
January 2006	24.880	23.710	60.650	57.640
February 2006	24.860	23.840	59.510	56.550
March 2006	23.770	23.050	58.130	55.170
April 2006	24.810	23.370	61.320	57.050
May 2006	24.570	22.500	62.630	58.680
June 2006 (through June 5, 2006)	23.600	23.340	60.780	60.280

JPMorgan Chase Bank, N.A. (the "Depositary") functions as depositary bank issuing American Depositary Receipts ("ADRs") pursuant to the Deposit Agreement among Eni, the Depositary and the beneficial owners ("Beneficial Owners") and registered holders from time to time of ADRs issued thereunder.

At June 5, 2006 there were 45,497,401 ADRs outstanding, representing 90,994,802 ordinary shares, or 2.27% of all Eni’s shares outstanding, held by 65 holders of record (including The Depository Trust Company) in the United States of America, 62 of which are U.S. residents. Since certain of such ADRs are held by nominees, the number of holders may not be representative of the number of Beneficial Owners in the United States or elsewhere.

The Shares are included in the S&P/MIB, the new primary Italian stock exchange index that measures the performance of the 40 leading companies in leading industries listed on the markets organized and managed by Borsa Italiana SpA ("Borsa Italiana"). The constituents of the S&P/MIB are selected according to the following criteria: sectorial representation, market capitalization of free-float shares and liquidity. Since September 20, 2004 S&P/MIB is the principal indicator used to track the performance of the Italian stock market, and is the basis for future and option contracts traded in the Italian Derivatives Market ("IDEM") managed by Borsa Italiana. The Shares are the second largest component of the S&P/MIB, after the shares of Unicredito Italiano SpA, with a weighting of approximately 16.5%, as established by Standard & Poor’s and Borsa Italiana after reviewing the composition of the S&P/MIB on May 19, 2006. In addition, future and option contracts on the Shares are traded on IDEM and securitised derivatives based on the Shares are traded on the Italian Securitised Derivatives Market ("SeDeX"). IDEM facilitates the trading of future and option contracts on index and shares issued by companies that meet certain required capitalization and liquidity thresholds. SeDeX is the Borsa Italiana electronic regulated market where it is possible to trade securitised derivatives (covered warrants and certificates).

Since January 14, 2002, the rule on the minimum lot of shares for transactions on the Telematico has been eliminated. Outside Telematico, block trading is permitted for orders that meet certain minimum size requirements and must be notified to Consob and Borsa Italiana. Starting from May 15, 2000, the Shares have been also trading on a special market, named After Hours trading market or TAH ("After Hours"), after the closure of the day time of Telematico under special rules. Since March 28, 2000, a three-day rolling cash settlement has been applied to all trades of equity securities in Italy, instead of the previous five-day settlement.

Markets

Telematico is organized and administered by Borsa Italiana subject to the supervision and control of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange or "Consob"), the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of the dealings and protect investors. Borsa Italiana is a joint stock company (Società per Azioni) that was established to manage the Italian regulated financial markets (including Telematico) as part of the implementation in Italy of the EU Investment Services Directive. Borsa Italiana has issued rules governing the organization and the administration of the markets it regulates, which are Telematico (shares, convertible bonds, pre-emptive rights, warrants, ETFs and Funds), Mercato MTAX (high growth companies), After Hours, Mercato Expandi (small companies), IDEM (index and stock derivatives market), SeDeX (covered warrants and certificates), MOT (bond markets), as well as the admission to listing on and trading on these markets.

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

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The full text of the memorandum and articles of association of Eni as amended by Eni’s Extraordinary Shareholders’ Meeting held on May 25, 2006, is attached as an exhibit to this annual report. See Exhibit 1.

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

Pursuant to the DPCM of April 1, 2005, on April 13, 2005, the Eni’s Board of Directors modified the Eni’s by-laws in order to apply the provisions of Law No. 350 of December 24, 2003 (2004 budget law), which modified Article 2 of Law Decree No. 332 of May 31, 1994, as modified and converted into Law No. 474 of July 30, 1994, regarding the Special Powers of the State. Eni’s by-laws acknowledge in Article 6.2 that the Special Powers of the State are as follows:

a)	opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, which – as per Decree issued by the Minister of Treasury on October 16, 1995 – include those representing at least 3% of share capital with the right to vote at the ordinary Shareholders’ Meeting. Any opposition is required to be expressed within ten days of the date of the notice to be filed by the Board of Directors at the time a request is made for registration in the Shareholders’ Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day period has expired, the voting rights or any rights other than the economic rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised on the basis that prejudice may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights or any rights other than the economic rights connected with the shares representing a material shareholding and must sell said shares within one year. If the shareholder fails to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be appealed by the transferee before the Regional Administrative Court of Lazio within sixty days as of its issue;
b)	opposition with respect to the subscription of shareholders’ pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary Shareholders’ Meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days of the date of the notice by Consob. Until the ten-day period has expired, the voting rights or any rights other than the economic rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised on the basis that prejudice may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Lazio within sixty days as of its issue;
c)	veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company’s registered office abroad, to change the company objects and to amend the by-laws canceling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting shareholders before the Regional Administrative Court of Lazio within sixty days as of its issue;
d)	appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of Productive Activities will appoint his substitute.

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

In accordance with past decisions, the Court analyzed Italian legislation in force at the expiration of the terms defined in the European Commission's informed opinion, therefore it did not take into account DPCM of May 4, 1999, Article 66 of Law No. 488/1999 and DPCM of June 10, 2004 and Law No. 350 of December 24, 2003 which included provisions limiting those "special powers" of the Minister of Economy and Finance. These are currently being analyzed by the European Commission.

Furthermore Law No. 266 of December 23, 2005 (the Budget Law) in Article 1 paragraphs from 381 to 384 in order to favor the process of privatization and the diffusion of investments in companies also held by the State, introduced the option to include in the by-laws of companies formerly owned by the State, as in the case of Eni SpA, regulations against takeovers, which in particular provide for the issue of shares, also at nominal value, and similar shareholding certificates bearing the right to vote at ordinary and extraordinary Shareholders’ Meetings in favor of one or more shareholders identified in terms of the number of shares held. The introduction of these norms, which are subject to approval by the EU, will cause the cancellation of the above mentioned special powers of the State contained in Article 6.2 of Eni’s by-laws.

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

Under Eni’s by-laws, the election of the members of the Board of Directors will proceed as follows:

a)	seven-tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b)	the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two or three depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the numerical order in which they appear in each list. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.

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

Several provisions of Italian legislation are intended to increase the protection of minority shareholders. In particular: (i) shareholders’ meetings must be called also upon request of holders of at least 10% of the outstanding Shares (the Board of Directors, however, may refuse to call the meeting when conflicting with the company’s interests) (Article 2367 c.c.); (ii) at an extraordinary shareholders’ meeting resolutions may be passed with the approval of at least two-thirds of the shares represented at the meeting, on the first, second or third call (Articles 2368-2369 c.c.) by the majority, one-third and one-fifth of the outstanding share capital, respectively; (iii) shareholders’ actions against the Board of Directors, the Statutory Auditors. Official Receivers and the Managing Director may be initiated by shareholders holding at least 5% of the outstanding shares (Article 2393 bis c.c.); (iv) the actions for which a single shareholder may sue (Article 2394-bis c.c.); and (v) collective shareholders’ complaints to the Board of Statutory Auditors may be promoted by shareholders holding at least 5% of the outstanding share (Article 2409 c.c.). The company’s by-laws may further lower the thresholds in (iii) and (v) and increase the voting quorums under (ii). Effective from July 1, 1998, accounting control functions are under the exclusive competence of company’s independent auditors, and the company’s Board of Statutory Auditors no longer carries out such functions.

Further protection to Italian minority shareholders was introduced by Law of January 12, 2006, the so called "Legge Risparmio", that provided for among others the followings:

•	sets new independence and honorability requirements for directors of listed companies;
•	introduces the list vote for the election of directors as a protection of minority shareholders and delegates to Consob, the Italian financial markets regulator, the power to regulate the appointment of a statutory auditor by minority shareholders. The law states that shareholders representing at least 2.5% of share capital can present a list;
•	delegates to Consob the determination of the limits to the number of memberships of boards of directors and boards of statutory auditors that directors and auditors of listed companies can hold in other listed companies;
•	states that the chairman of the Board of Statutory Auditors must be elected among the candidates presented by minority lists; and
•	introduces the function of a "Manager responsible for the preparation of financial reporting documents" to be appointed in accordance with rules set out in a company’s by-laws, subject to a prior advice on part of the Board of Statutory Auditors.

Companies must amend their own by-laws within twelve months from the entry into force of the law. Certain provisions of this law were already reflected into Eni’s by-laws; certain other provisions have been incorporated into Eni’s by-laws effective May 25, 2006 by Eni’s Extraordinary Shareholders Meeting.

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

The attendance quorum required for a valid shareholder meeting at an Extraordinary Meeting is more than 50% of the outstanding shares on first call, while on second call the attendance quorum is more than 1/3 of the Shares outstanding and on third call the attendance quorum is more than 1/5 of the shares outstanding. On first, second and third call, resolutions may be approved by a majority of 2/3 of the Shares represented at the Shareholders’ Meeting.

The financial statements of Eni SpA are submitted for approval to the annual shareholders’ meeting, which must be convened within 180 days after the end of the financial year. Shareholders are informed of all meetings to be held by publication of a notice in the Gazzetta Ufficiale and in at least one Italian newspaper of general circulation at least 30 days before the date fixed for the meeting. Under current legislation, the reports and proposals of the Board of Directors to the Shareholders’ Meeting for any item on the agenda of the meeting and the financial statements to be submitted to the shareholders’ approval, shall be deposited at the shareholders’ disposal at the Company’s registered office and at Borsa Italiana.

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

Material Contracts

None.

Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549 and at the SEC’s other public reference rooms in New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and in the website maintained by the SEC at www.sec.gov. It is also possible to read and copy documents referred to in this annual report on Form 20-F at the New York Stock Exchange, 20 Broad Street, 17th floor, New York.

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

Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements an EU directive regarding the free movement of capital. Such legislation requires that transfers into or out of Italy of cash or securities in excess of euro 12.5 thousand be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) by residents or non-residents that effect such transfers directly, or by banks, securities dealers or Poste Italiane SpA (Italian Mail) that effect such transactions on their behalf. In addition, banks, securities dealers or Poste Italiane SpA effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for five years, which records may be inspected at any time by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Ufficio Italiano Cambi will maintain reports for a period of ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

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

Dividend paid to non-Italian residents are subject to the same substitute tax levied at source by the dividend paying agent at the rate of 27%, provided that the participations are not connected to an Italian permanent establishment. Up to four-ninths of the substitute tax withheld might be recovered by the non-resident shareholder from the Italian Tax Authorities upon provision of evidence of full payment of income tax on such dividend in his/her country of residence in an amount at least equal to the total refund claimed.

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

Transfer tax

In general terms, no Italian transfer tax is payable in the following cases:

•	contracts executed on regulated financial markets;
•	contracts concerning shares of non-listed companies, executed between non-resident persons and banks or other authorized intermediaries (provided that certain conditions are met); and
•	contracts concerning listed shares even if not executed on regulated financial markets, between non-resident persons and banks or other authorized intermediaries or investment funds.

The mentioned exemption from transfer tax does not entail the application of stamp duty or registration tax.

To provide a more complete picture, transfer tax is currently payable at the following rates:

•	euro 0.072 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs directly between the contracting parties or through intermediaries other than those listed below.
•	Euro 0.025 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs between private individuals and a bank or between private individuals through an intermediary, such as an exchange agent, a bank, a stock broker, or a SIM.
•	Euro 0.0061 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs between banks, exchange agents or SIMs.

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

Inheritance and Gift Tax

No inheritance tax applies in Italy to the transfer of shares or ADRs by reason of death. Transfer of shares or ADRs, even if held outside Italy, by reason of donation are subject to the ordinary Italian transfer tax on the value of the gift exceeding euro 180,759.91, only if the donee is not the spouse, a direct descendant or a relative up to the fourth degree of the donor. However, tax applies in the fixed amount of euro 129.11.

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

United States Taxation

The following is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of Shares or ADSs. This summary is addressed to U.S. Holders that hold Shares or ADSs as capital assets, and does not purport to address all material tax consequences of the ownership of Shares or ADSs. The summary does not deal with special classes of investors, such as tax-exempt entities, dealers in securities, traders in securities that elect to mark to market, certain insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of Eni SpA’s Shares, investors that hold Shares or ADSs as part of a straddle or a hedging or conversion transaction and investors whose "functional currency" is not the U.S. dollar.

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

In general, and taking into account the earlier assumptions, for the United States federal income tax purposes, U.S. Holders who own ADRs evidencing ADSs will be treated as owners of the underlying Shares. Exchanges of Shares for ADRs, and ADRs for shares, generally will not be subject to the United States federal income tax.

Dividends

Distributions paid on the shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of Eni SpA’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes, but will not be eligible for the dividends received-deduction generally allowed to corporations. To the extent that a distribution exceeds Eni SpA’s earnings and profits, it will be treated, first, as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the shares or ADSs, and thereafter as capital gain. A U.S. Holder will be subject to U.S. federal taxation, on the date of actual or constructive receipt by the U.S. Holder (in the case of Shares) or by the Depositary (in the case of ADSs) with respect to the gross amount of any dividends, including any Italian tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. Holder by the Italian tax authorities. If you are a non-corporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. The amount of the dividend distribution that you must include in your income as a U.S. Holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Sale or Exchange of Shares

In general, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes on the sale or exchange of Shares or ADSs equal to the difference between the U.S. Holder’s adjusted basis in the shares or ADSs (determined in U.S. dollars), as the case may be, and the amount realized on the sale or exchange (or if the amount realized is denominated in a foreign currency its U.S. dollar equivalent, determined at the spot rate on the date of disposition). Generally, such gain or loss will be treated as capital gain or loss if the Shares or ADSs are held as capital assets and will be a long-term capital gain or loss if the shares or ADSs have been held for more than one year on the date of such sale or exchange. Long-term capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011 is generally subject to a maximum tax rate of 15%. In addition, any such gain or loss realized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Item 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the possibility that changes in currency exchange rates, interest rates or oil, natural gas, petroleum products and electricity prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows. Eni has developed policies aimed at managing the market risk inherent in its activities and, in accordance with these policies, the group enters into various transactions using derivative financial and commodity instruments (derivatives). Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices that are defined in the contract. The group also trades derivatives in conjunction with these risk management activities. Eni does not enter into derivative transactions on a speculative basis.

All derivative activity, whether for risk management or trading, is carried out by specialist teams that have the appropriate skills, experience and supervision. Eni’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s companies responsible for treasury operations. Such policy also defines the eligible counterparties in derivative transactions. Eni’s Treasury Department is responsible for monitoring compliance with Eni’s policy and the correlation between the indicators adopted for both measuring the tolerable risk level and composition of the portfolios and market conditions.

As far as interest rate and foreign exchange rate risks are concerned, calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by Eni’s subsidiaries is more conservative than the recommended one. Eni’s guidelines for the management of commodity risk contain maximum limits to the price risk deriving from trading activities.

According to International Accounting Standard No. 39 "Financial instruments: recognition and measurement" (IAS 39), derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When derivatives constitute a fair value hedge, the group’s exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset or liability. When derivates are designated as a part of a cash flow hedge, changes in the fair value of the derivates are initially stated in net equity and then recognized in the profit and loss account consistent with effects economic produced by the hedged transaction. Derivatives that do not meet the conditions required by IAS 39 qualify as derivatives held for trading purposes and are accounted for at fair value, with change in fair value recorded in the profit and loss account.

Nature and classification of derivative financial instruments held by Eni as of December 31, 2005 and related fair value at the same date are set out in the table below.

Years ended December 31, 2005

Fair value asset	Contractual or notional amounts	Fair value liability	Contractual or notional amounts

(euro million)
Fair value of non-hedging derivates
Exchange rate	73	3,681	214	8,743
Interest rate	14	1,281	101	5,145
Commodities	30	405	63	417
	117	5,367	378	14,305
Fair value of cash flow-hedging derivates
Exchange rate	0	5	5	42
Interest rate
Commodities	32	171
	32	176	5	42

Sensitivity analysis

The Company has estimated its market risk exposure using sensitivity analysis. Market risk exposure has been defined as the change in fair value of derivative financial and commodity instruments and other financial instruments assuming a hypothetical 10 percent adverse change in market prices or rates. The interest rate used for periods shorter than one year is LIBOR/EURIBOR. The Company has applied the sensitivity analysis to derivative financial and commodity instruments and other financial instruments that are exposed to interest rate, foreign exchange rate and commodities price risk. Actual changes in market prices or rates may differ from hypothetical changes.

The table below presents the potential impact on the fair value of the current financial instruments as of December 31, 2005, of an increase or a decrease of 10% in the interest rate yield curves in each of the currencies.

(euro million) As of December 31, 2005 ——————————————————— Assets/Liabilities	Notional value/ Carrying amount assets	Notional value/ Carrying amount liabilities	Fair value assets	Fair value liabilities	Change in fair value with a 10% interest rate increase	Change in fair value with a 10% interest rate decrease

Interest rate
Financial instruments	233	1,499	236	1,698	38	(54)
Derivative financial instruments	1,281	5,145	14	101	47	(48)
- of which interest rate swap	1,281	5,145	14	101	47	(48)
	1,514	6,644	250	1,799	85	(102)

Exchange rate
Financial instruments	197	120	235	120	13	(12)
Derivative financial instruments	3,686	8,785	73	218	164	(202)
- of which interest currency swap	1,277	2,316	58	73	170	(175)
currency swap	2,378	6,370	15	139	(15)	(15)
other	31	99		6	9	(12)
	3,883	8,905	308	338	177	(214)

As of the same date, Eni’s exposure to commodity market risk was immaterial.

Currency risk Fluctuations in exchange rates can have significant effects on the group’s reported profit. The effects of most exchange rate fluctuations are absorbed in business operating results through changing cost-competitiveness, changes in the price of certain products via indexation to international parameters quoted in U.S. dollars, lags in market adjustment to movements in rates and conversion differences accounted for on specific transactions. For this reason, the total effect of exchange rate fluctuations is not identifiable separately in the group’s reported profit, nor is the whole exchange rate risk entirely covered. In addition to the euro, which the currency adopted for financial reporting purposes, the main underlying economic currency of the group’s cash flows is the U.S. dollar. This is because Eni’s major products are priced internationally in U.S. dollars or linked to certain products priced in U.S. dollars. Eni’s foreign exchange management policy is to minimize economic and significant transactional exposures arising from movements of the euro against the U.S. dollar. The group co-ordinates the handling of foreign exchange risks centrally, by netting off naturally occurring opposite exposures wherever possible to reduce the risks, and then dealing with any material residual foreign exchange risks.

Interest rate risk The group is exposed to interest rate risk on short- and long-term floating rate instruments and as a result of the refinancing of fixed rate finance debt. Eni’s policy foresees to incur long-term debt at a floating rate, or at a fixed rate depending on opportunities at the issuance with regards to the level of interest rates, in euros or in U.S. dollars according to general corporate purposes (to optimize level of liquidity, to optimize revenue from investments considering existing interest yield curves, and to minimize the cost of borrowing).

The group is exposed predominantly to Euribor (Euro Interbank Offered Rate) and U.S. dollar LIBOR (London Inter-Bank Offer Rate) interest rates as borrowings are mainly denominated in euro or U.S. dollars. To manage the balance between fixed and floating rate debt, the group enters into interest rate and cross-currency swaps in which the group agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed notional principal amount. The proportion of floating rate debt at December 31, 2005 was 83% of total finance debt outstanding.

Commodity risk Eni’s results of operations are exposed to fluctuations in prices of crude oil, petroleum prices, natural gas and electricity. Changes in commodity prices are absorbed by the Group’s business units. A decrease in oil prices generally has a negative impact on Eni’s results of operations and vice versa. Eni also bears commodity risks in connection with certain trading activities. Eni’s trading function uses financial and commodity derivatives as part of the associated trading of crude oil, refined products, electricity and related instruments to manage certain of the group’s exposures to price fluctuations.

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

Item 16B. Code of Ethics

Eni adopted a code of ethics that applies to all Eni’s employees including Eni’s principal executive officer, principal financial officer and principal accounting officer. Eni published its code of ethics on Eni’s website. It is accessible at www.eni.it, under the section Publications - Corporate Responsibility - Code of Practice. A copy of this code of ethics is included as an exhibit to this annual report.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers SpA has served as Eni independent public auditor for fiscal year 2003 and as Eni principal independent public auditor for fiscal years 2004 and 2005, for which audited Consolidated Financial Statements appear in this annual report on Form 20-F.

The following table shows total fees paid by Eni and our subsidiaries for services provided by Eni public auditor PricewaterhouseCoopers and its member firms, with respect to the previous two years:

For the year ended December 31,

(thousand euro)	2004	2005

Audit fees	9,344	12,591
Audit-related fees	136	190
Tax fees	344	246
All other fees	54	38
Total	9,878	13,065

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

Pre-approval Policies and Procedures of the Internal Control Committee

The Board of Statutory Auditors informed all Group companies that they cannot request Eni’s external auditors to perform services other than audits, services related to audits, and to the company’s capital markets transactions. This restriction applies to our principal external auditor and to other external auditors performing audit services relating to 5% or more of Eni’s consolidated revenues or total assets. Services strictly related to audit services and to the company’s capital markets transactions have been listed by the Board of Statutory Auditors.

Audit services and services strictly related to audit services and to the company’s capital markets transactions have been identified as permissible and have been pre-approved by the Board of Statutory Auditors, which also informed all Group companies that pre-approval by the Board is required for any other service requested to be performed by the external auditors, including those non-audit services which are permissible under applicable rules and regulations. During 2005, no audit-related fees, tax fees or other non-audit fees were approved by the Board of Statutory Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i) (c) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Making use of the exemption provided by Rule 10A-(c)(3) for non-U.S. private issuers, Eni has identified the Board of Statutory Auditors as the body that, starting from June 1, 2005, is performing the functions required by the SEC rules and the Sarbanes-Oxley Act to be performed by the audit committees of non-U.S. companies listed on the NYSE (see "Item 6 – Board of Statutory Auditors" above).

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables present purchases of own shares by Eni from the beginning of the program through May 31, 2006 (1):

Period	Number of shares (million)	Average price (euro per share)	Total cost (million euro)	Share capital %

2000 (Since September 1)	44.38	12.92	574	1.11
2001	110.00	13.58	1,494	2.75
2002	52.26	14.74	771	1.30
2003	23.95	13.76	329	0.60
2004	4.23	16.60	70	0.10
2005	47.06	21.97	1,034	1.18
2006, through May 31, 2006	25.02	23.74	594	0.62
Total purchased as of May 31, 2006	306.90	15.85	4,866	7.66
minus:
- stock option exercised and shares grantedpursuant to stock option and stock grant plans for the 2003-2005 three year period	(5.01)
	301.89			7.54

Total number of shares purchased	Average price paid per share (euro)	Total number of shares purchased, as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs (2)

At December 31, 2004	234,812,701	13.79	234,812,701		165,605,112
January 2005	560,260	18.17	235,372,961		165,044,852
February 2005	854,920	19.06	236,227,881		164,193,332
March 2005	1,297,742	19.92	237,525,623		162,901,290
April 2005	3,764,013	19.49	241,289,636		159,137,277
May 2005	4,030,350	19.80	245,319,986		155,307,627
June 2005	1,041,403	21.23	246,361,389		154,802,124
July 2005	57,200	21.46	246,418,589		154,812,924
August 2005	494,349	23.53	246,912,938		156,116,575
September 2005	33,900	24.57	246,946,838		156,496,575
October 2005	20,875,450	22.37	267,822,288		135,746,725
November 2005	7,974,000	22.82	275,796,288		127,864,925
December 2005	6,081,000	23.62	281,877,288		121,986,025
January 2006	4,539,921	24.23	286,417,209		117,874,304
February 2006	2,449,000	24.17	288,866,209		115,478,004
March 2006	6,163,400	23.35	295,029,609		109,420,304
April 2006	3,629,000	24.17	298,658,609		106,045,904
May 2006	8,246,033	23.43	306,904,642	(3)	98,105,871

(1)	Since May 2000, Eni’s Ordinary Shareholders’ Meeting authorized Eni’s Board of Directors to carry out a program for the repurchase of its own shares within set limits taking account also of Italian law restrictions which relate to the obligation of the Company to purchase its own shares paying for such shares only out of distributable earnings and distributable reserves as reflected in the most recent financial statements approved by a shareholders’ meeting. In subsequent years, Eni’s Ordinary Shareholders’ Meeting re-authorized the Board to continue this program for the repurchase of its own shares and increased the amount of cash to be spent on it. The nominal value of shares so purchased, including shares held by subsidiaries, may not exceed 10% of such company’s share capital. Shares purchased in excess of such 10% limit must be resold within one year from the date of their purchase. Identical limitations apply to purchases of shares of a company by its subsidiaries.
(2)	Based on the authorized purchase ceiling, deducting the total number of shares purchased and adding the total number of stock options exercised by and shares granted to Eni’s managers pursuant to stock option and stock grant plans for the 2003-2005 three year period.
(3)	On May 25, 2006 Eni’s Ordinary Shareholders’ Meeting authorized the continuation of the program for the repurchase of its own shares for a further 18 month period and up to 400 million ordinary shares, nominal value euro 1 each, for an aggregate amount not exceeding euro 7.4 billion. The 400 million shares and the 7.4 billion thresholds take into account the number and amount of Eni shares purchased from the beginning of the program until May 24, 2006. As of May 24, 2006, Eni purchased approximately 304.94 million own shares, equal to approximately 7.61% of Eni’s share capital, for an aggregate amount of euro 4,820 million (corresponding to an average purchase price of euro 15.81 per share). The shares are to be purchased on the Telematico at a price no lower than their nominal value and no higher than 5% over the reference price recorded on the business day preceding each purchase. At the same date, and taking account shares granted to Eni’s managers pursuant to stock option and stock grant plans, Eni held 300.13 million own shares corresponding to 7.49% of Eni’s share capital.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Index to Financial Statements:

Report of Independent Registered Public Accounting Firm

Balance Sheets at December 31, 2004 and 2005

Profit and loss account at December 31, 2004 and 2005

Statement of changes in shareholder’s equity for the years ended December 31, 2004 and 2005

Statements of cash flows for the years ended December 31, 2004 and 2005

Supplemental cash flows information for the years ended December 31, 2004 and 2005

Notes to the Consolidated Financial Statements

Item 19. EXHIBITS

1. By-laws as amended as of May 25, 2006

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

Date: June 21, 2006

Eni SpA

/s/FABRIZIO COSCO

Fabrizio Cosco
Title: Deputy Company Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Eni SpA

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss account, and consolidated statements of cash flows and of changes in shareholder's equity present fairly, in all material respects, the financial position of Eni SpA and its subsidiaries (the "Company") at December 31, 2005, and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in accordance with International Financial Reporting Standards as adopted in the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

International Financial Reporting Standard as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 33, 34 and 35 of the financial statements.

As discussed in Notes 2, 4, 6 and 17 of the financial statements, as a result of adopting IAS 32 and IAS 39 on January 1, 2005, the Company changed its method of accounting for financial instruments.

PricewaterhouseCoopers SpA

Rome, June 21, 2006

Effects of the adoption of IFRS1

Starting in 2005 companies with securities listed on a regulated stock market of a Member State of the European Union are required to prepare their Consolidated Financial Statements in accordance with the international accounting principles (IFRS) approved by the European Commission.

At January 1, 2004, date of the first application of the new accounting principles, which corresponds with the first period to be compared, Eni must present a balance sheet which:

• reports all and only the assets and liabilities accounted under the new accounting principles;
• accounts the assets and liabilities as if the new accounting principles had always been applied (retrospective method); and
• reclassifies the items indicated under different principles instead of IFRS.

The effect of the adjustments of the initial balance of assets and liabilities to the new accounting principles has been accounted with a corresponding entry to shareholders’ equity, taking account of the relevant fiscal effects to be recognized as deferred tax liabilities or deferred tax assets.

In application of IFRS 1, the following is the indication of: (i) balance sheet at December 31, 2004 restated under IFRS; (ii) profit and loss account of 2004 restated under IFRS; (iii) the reconciliation between shareholders’ equity, including minority interest, of 2003 and 2004 reported under Italian GAAP and shareholders’ equity under IFRS; (iv) the reconciliation between net profit of the Group at December 31, 2004 reported under Italian GAAP and net profit under IFRS.

The international accounting principles are reported in the section "Principles of consolidation". The main options provided under IFRS 1 and adopted in the first time application of IFRS concern the non-reopening of the business combinations and the designation of January 1, 2005, as the date of the first application of IAS 32 and 39, concerning the valuation of financial instruments, including derivatives.

Inclusion of Saipem in consolidation

As regards to the information reported in the reports of the year 2005, the following restatements and reconciliations have been modified to include the recent guidelines of the International Accounting Standards Board (IASB), relating to the conception of "de facto" control and providing the inclusion in the scope of the consolidation of the Saipem SpA and its subsidiaries.

Saipem SpA, in which Eni held a 43.26% share of voting stock as of December 31, 2005, was excluded from consolidation due to a restrictive interpretation of the provisions of IAS 27 Consolidated Financial Statements and Accounting for Investments in Subsidiaries, according to which full consolidation is admissible only if the parent company holds the majority of voting rights exercisable in ordinary shareholders’ meetings, or failing this, when there exists an agreement among shareholders or other situations that give to the parent company the power to appoint the majority of the Board of Directors. Under this interpretation Saipem SpA, despite being controlled by Eni in accordance with article 2359, paragraph 2 of the Italian Civil Code, was accounted for under the equity method.

IASB is reviewing the requirements of IAS 27; in October 2005, IASB Update published a statement indicating that the concept of control as defined by IAS 27 included the situation as described by article 2359, paragraph 2 of the Italian Civil Code, despite the fact that the lack of precise indications allows also for a different interpretation of this standard. IASB declared its intention to provide more detailed indications on the exercise of control in its new version of IAS 27. In consideration of the intention expressed by IASB, Eni included Saipem SpA and its subsidiaries in consolidation under IFRS starting January 1, 2004, with the aim of giving an economic and financial state of the Group more consistent with its commercial situation.

Balance sheet at December 31, 2004
The following is the reconciliation to IFRS of Eni’s balance sheet calculated in accordance with Italian GAAP at December 31, 2004:

(million euro)	Italian GAAP 2004	Exclusion of joint venture	Pro-forma	Adjustments	IFRS

ASSETS
Current assets
Cash and cash equivalent	1,264		(261)	1,003		1,003
Other financial assets for trading or available for sale	1,292		(4)	1,288	(22)	1,266
Trade and other receivables	13,715		(95)	13,620	114	13,734
Inventories	2,658		(135)	2,523	324	2,847
Income tax receivables	702		(28)	674		674
Other current assets	629		(1)	628	(40)	588
Total current assets	20,260		(524)	19,736	376	20,112
Non-current assets
Property, plant and equipment	37,616		(293)	37,323	3,263	40,586
Inventories - compulsory stock	662			662	724	1,386
Intangible assets	3,190			3,190	123	3,313
Investments accounted for using the equity method	2,753		313	3,066	90	3,156
Other investments	529			529		529
Other financial assets	932		4	936		936
Deferred tax assets	2,203			2,203	(376)	1,827
Other non-current assets	967		(17)	950	58	1,008
Total non-current assets	48,852		7	48,859	3,882	52,741
TOTAL ASSETS	69,112		(517)	68,595	4,258	72,853
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	4,115		35	4,150		4,150
Current portion of long-term debt	936		(9)	927		927
Trade and other payables	11,008		(469)	10,539	(6)	10,533
Taxes payable	2,514		(16)	2,498		2,498
Other current liabilities	517		(12)	505		505
Total current liabilities	19,090		(471)	18,619	(6)	18,613
Non-current liabilities
Long-term debt	7,674		17	7,691	(84)	7,607
Provisions for contingencies	6,107		(4)	6,103	(367)	5,736
Provisions for employee benefits	820		(5)	815	167	982
Deferred tax liabilities	2,533		(59)	2,474	1,474	3,948
Other non-current liabilities	422		5	427		427
Total non-current liabilities	17,556		(46)	17,510	1,190	18,700
TOTAL LIABILITIES	36,646		(517)	36,129	1,184	37,313
SHAREHOLDERS’ EQUITY
Minority interests	2,128			2,128	1,038	3,166
Eni shareholders’ equity	30,338	(1)		30,338	2,036	32,374
TOTAL SHAREHOLDERS’ EQUITY	32,466			32,466	3,074	35,540
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	69,112		(517)	68,595	4,258	72,853

(1)	Net of treasury shares in portfolio at the date for euro 3,229 million (IFRS require that treasury shares be deducted from shareholders’ equity).

Profit and loss account at December 31, 2004
The following is the reconciliation to IFRS of Eni’s profit and loss account for the year ended December 31, 2004:

(million euro)	2004	Exclusion of joint venture	Restatement of extraordinary items	Pro-forma	Adjustments	IFRS

Net sales from operations	58,382	(916)		57,466	79	57,545
Other income and revenues	1,298	(12)	79	1,365	12	1,377
Purchases, services and other	(39,092)	679	(623)	(39,036)	689	(38,347)
Payroll and related costs	(3,264)	64	(54)	(3,254)	9	(3,245)
Depreciation, amortization and impairments	(4,861)	72	(18)	(4,807)	(124)	(4,931)
Operating profit	12,463	(113)	(616)	11,734	665	12,399
Financial expense, net	(95)	(6)		(101)	(55)	(156)
Other income (expense) from investments	229	81	608	918	(98)	820
Profit before extraordinary items and income taxes	12,597	(38)	(8)	12,551	512	13,063
Extraordinary items	(56)		56
Profit before income taxes	12,541	(38)	48	12,551	512	13,063
Income taxes	(4,653)	38	(48)	(4,663)	(859)	(5,522)
Profit before minority interest	7,888			7,888	(347)	7,541
Minority interest in net profit	(614)			(614)	132	(482)
Net profit	7,274			7,274	(215)	7,059

Reconciliation of shareholders’ equity at December 31, 2003
The following is the reconciliation of shareholders’ equity as at December 31, 2003, including minority interest, determined under Italian GAAP to IFRS:

(million euro)

Items (*)
	2003 Shareholders’ equity	28,318
1.	Different useful lives of gas pipelines, compression stations, distribution networks and other assets	1,570
2.	Different recognition of deferred tax	1,233
3.	Application of the weighted-average cost method instead of LIFO in inventory valuation	479
4.	Different criteria of capitalization of financial charges	394
5.	Different recognition of the provisions for contingencies	269
6.	Effect of the capitalization of estimated costs for asset retirement obligations	152
7.	Underlifting	61
8.	Write-off of the difference between nominal and present value of deferred taxation in business combinations	(514)
9.	Adjustment of tangible and intangible assets	(189)
10.	Employee benefits	(92)
11.	Effects on investments accounted for under the equity method	(43)
	Other net adjustments	(121)
	Net changes	3,199
	Shareholders’ equity under IFRS	31,517

(*)	Each number refers to the illustration provided in the next paragraph “Description of main changes”.

Reconciliation of shareholders’ equity at December 31, 2004
The following is the reconciliation of shareholders’ equity as at December 31, 2004, including minority interest, determined under Italian GAAP to IFRS:

(million euro)

Items (*)
	2004 Shareholders’ equity	32,466
1.	Different useful lives of gas pipelines, compression stations, distribution networks and other assets	1,501
2.	Different recognition of deferred tax	563
3.	Application of the weighted-average cost method instead of LIFO in inventory valuation	677
4.	Different criteria of capitalization of financial charges	393
5.	Different recognition of the provisions for contingencies	295
6.	Effect of the capitalization of estimated costs for asset retirement obligations	215
7.	Underlifting	87
8.	Write-off of the difference between nominal and present value of deferred taxation in business combinations	(470)
9.	Adjustment of tangible and intangible assets	(130)
10.	Employee benefits	(81)
11.	Effects on investments accounted for under the equity method	79
12.2	Amortization of goodwill	102
	Other net adjustments	(157)
	Net changes	3,074
	Shareholders’ equity under IFRS	35,540

(*)	Each number refers to the illustration provided in the next paragraph “Description of main changes”.

Reconciliation of consolidated net profit at December 31, 2004
The following is the reconciliation of net profit for the year ended December 31, 2004 from Italian GAAP to IFRS:

(million euro)

Items (*)
	2004 consolidated net profit under Italian GAAP	7,274
1.	Different useful lives of gas pipelines, compression stations, distribution networks and other assets	(70)
2.	Different recognition of deferred tax	(671)
3.	Application of the weighted-average cost method instead of LIFO in inventory valuation	199
4.	Different criteria of capitalization of financial charges	(3)
5.	Different recognition of the provisions for contingencies	31
6.	Effect of the capitalization of estimated costs for asset retirement obligations	63
7.	Underlifting	33
8.	Write-off of the difference between nominal and present value of deferred taxation in business combinations	38
9.	Adjustment of tangible and intangible assets	39
10.	Employee benefits	8
11.	Effects on investments accounted for under the equity method	126
12.	Other changes in 2004 results under IFRS	(109)
12.1	Adjustment on gain from sale of a 9.054% interest in Snam Rete Gas	(211)
12.2	Amortization of goodwill	102
	Other net adjustments	(31)
	Effect of IFRS adjustment on minority interest (1)	132
	Net changes	(215)
	Shareholders’ equity under IFRS	7,059

(*)	Each number refers to the illustration provided in the next paragraph “Description of main changes”.
(1)	This adjustment derives from the attribution of their share of IFRS adjustments to minority interest.

Description of main changes

The following is a description of the main changes introduced in the balance sheet of Eni for 2003, whose effects are reflected in the profit and loss account and balance sheet for the 2004 and in the balance sheet at December 31, 2004.

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

The useful life of gas pipelines, compression stations and distribution networks was changed in 2000 following a determination of tariffs for natural gas sale by the Italian Authority for Electricity and Gas which set the useful life of gas pipelines at 40 years, that of compression stations at 25 years and that of distribution networks at 50 years. Therefore, considering this change as a revision of previous estimates, starting in 2000 the value of these assets, net of amortization provisions at December 31, 1999, was depreciated based on their residual useful life both under Italian and U.S. GAAP.

For the first application of IFRS, the adoption of the retrospective method implies the adoption of the new principles as if they had always been applied using the best information available at each time frame. Therefore, the book value of gas pipelines, compression stations and distribution networks, at January 1, 2004 was restated by using until 1999 the internationally accepted rate of 25 years; from 2000 onwards the residual value was depreciated according to the useful lives estimated by the Authority for Electricity and Gas.

Consistent with this approach, the book value of tanker ships at January 1, 2004 was restated due to the revision of their useful life using until 2001 the internationally accepted rate of 20 years; from 2002 onwards their residual value was depreciated according to an estimated useful life of 30 years defined after their conferral from Snam SpA to LNG Shipping SpA.

Under Italian GAAP the book value of complex assets is divided according to various tax categories on the basis of the depreciation rate tables contained in a Decree of the Ministry of Economy and Finance. Under IFRS the components of a complex asset that have different useful lives are recorded separately in order to be depreciated according to their useful life; land parcels, which cannot be depreciated, are recorded separately even when they are bought along with buildings.

The restatement determined an increase in fixed assets of euro 2,563 million with a corresponding entry to shareholders’ equity (euro 1,570 million) and to deferred tax liabilities (euro 993 million).

The adoption of IFRS resulted in a decrease in 2004 results of euro 70 million.

2. Different recognition of deferred tax

Changes in shareholders’ equity of euro 1.233 were determined in particular by the following causes.

2.1 Recognition of deferred tax assets on the revaluation of assets (Law 342/2000)

Under Italian GAAP deferred tax assets are recorded if recoverable with "reasonable certainty".

Under IFRS deferred tax assets are recorded if their recovery is more likely than not.

In 2000 Snam SpA, now merged into Eni SpA, revalued its assets as permitted by Law 342/2000 aligning their book value to their fair value. On this revaluation of depreciable assets Eni paid a special rate tax (19% instead of the statutory 34% rate), thus recording a deferred tax asset. Eni’s transport assets were conferred in 2001 to Snam Rete Gas SpA. The revaluation carried out had no impact on Eni’s Consolidated Financial Statements; but a temporary difference arose between the taxable value and the book value which led, in accordance with Italian GAAP, to the recognition of a provision for deferred tax assets that amounted to euro 629 million at December 31, 2003, corresponding to 19%2 of depreciation estimated in the 2004-2007 plan on the deductible timing difference.

Under IFRS, deferred taxes has been recognized on the entire timing difference at the current statutory tax rate (37.25%).

The application of this principle resulted in an increase in deferred tax assets of euro 828 million with a corresponding entry to shareholders’ equity.

The adoption of IFRS resulted in a decrease in 2004 results of euro 266 million, following the "reversal" of taxes related to accelerated depreciations3.

2.2 Recognition of deferred tax assets on Stogit’s inventories

In 2003 Stoccaggi Gas Italia SpA ("Stogit"), applying Law 448/2001, realigned the fiscal value to the higher book value of assets received upon contribution in kind. In the Consolidated Financial Statements these assets were stated at their book value, this resulted in a timing difference over the fiscal values from which a deferred tax asset of euro 287 million was recognized in the Consolidated Financial Statements. A portion of the timing difference concerns the inventories of natural gas; however, in Eni’s 2003 Consolidated Financial Statements the deferred tax asset related to the timing difference on natural gas inventories was not recognized on the assumption that its recoverability was not reasonably certain at the end of the concession, if not renewed.

The application of IFRS resulted in the recognition of deferred tax assets of euro 259 million, with a corresponding entry to shareholder’s equity.

In Eni’s 2004 Consolidated Financial Statements the deferred tax assets were recognized on the temporary difference related to inventories because Law 239/2001 (so called Marzano Law) permitted to set the year of recovery4; such effect resulted on equivalent decrease in the 2004 result.

2.3 Other effects of the different recognition of deferred tax assets

The application of the "more likely than not" criterion rather than that of the "reasonable certainty" of recoverability of other deductible temporary differences resulted in the recognition of deferred tax assets of euro 146 million with a corresponding entry to shareholders’ equity. Such deferred taxes were recognized in Eni’s 2004 Consolidated Financial Statements following the fulfillment of the conditions for their recognition; such effect resulted in an equivalent decrease in the 2004 result.

3. Application of the weighted-average cost method instead of LIFO

Under Italian GAAP the cost of inventories may be determined with the weighted-average cost method or with the FIFO or LIFO methods. Until January 1, 2004 Eni applied the LIFO method, in its evaluation of crude oil, natural gas and oil products inventories applied on an annual basis.

IFRS do not allow the use of the LIFO method; they allow the FIFO method and the weighted-average cost.

The application of the weighted-average cost on a three-month basis in the evaluation of crude oil, natural gas and refined products inventories resulted in an increase in the value of inventories of euro 764 million5 with a corresponding entry to shareholders’ equity (euro 479 million) and to deferred tax liabilities (euro 285 million).

With the application of the LIFO method, changes in oil and refined products prices had no impact on the evaluation of inventories, which was affected only by declines in volumes. With the adoption of the weighted-average cost, changes in oil and refined products prices have a direct effect on the recognition of profit or loss on stock deriving from the difference between the current cost of products sold and the cost deriving from the application of the weighted-average cost method.

The adoption of IFRS resulted an increase in the 2004 results of euro 199 million, due to higher oil and gas prices.

4. Different criteria of capitalization of financial charges

Under Italian GAAP financial charges are capitalized when incurred within the amount not financed by internally-generated funds or contribution by third parties.

Under IFRS, when a relevant time interval is necessary until the capital asset is ready for use, finance charges can be capitalized as an increase of the asset book value for the amount of financial charges that could have been saved if capital expenditures had not been made.

The application of this principle resulted in an increase in the book value of fixed assets of euro 615 million with a corresponding entry to shareholders’ equity (euro 394 million) and to deferred tax liabilities (euro 221 million).

The adoption of IFRS resulted in a decrease in 2004 results of euro 3 million (the effect of higher amortization was partially offset by the increase of financial charges capitalized).

5. Different recognition of the provisions for contingencies

Under Italian GAAP the provisions for contingencies concern costs and charges of a determined nature, whose existence is certain or probable, but whose amounts or occurrence are not determinable at the period end. The provisions for contingencies are stated on an undiscounted basis.

Under IFRS a provision is made only if there is a current obligation considered "probable" as a consequence of events occurred before period end deriving from legal or contractual obligations or from behaviors or announcements of the company that determine valid expectations in third parties (implicit obligations), provided that the amount of the liability can be reasonably determined. When the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined, the estimated cost is discounted on the basis of the risk-free rate of interest and adjusted for the Company’s credit cost.

As for the provision for redundancy incentives, IFRS require the preparation of a detailed formalized restructuring plan, indicating at least the activities, locations, categories and approximate number of employees affected by the restructuring. The plan must have commenced or be properly communicated to the parties involved before period end, generating the expectation that the company will carry out the plan.

As for provision for catastrophic risks, Padana Assicurazioni SpA, in application of rules imposed by the Minister of Industry on June 15, 1984, makes integrative provisions for the risk of earthquakes, seaquakes, volcanic eruptions and similar events. These integrative provisions are not allowed by IFRS in absence of a current obligation.

No provision is made for periodic maintenance under IFRS. These costs are capitalized when incurred as a separate component of the asset and are depreciated according to their useful lives, as they do not represent a current obligation.

As a consequence of the absence of a current obligation, the application of this principle resulted in a reversal of the provisions for contingencies of euro 327 million with a corresponding entry to shareholders’ equity (euro 269 million), to deferred tax liabilities (euro 36 million) and to a decrease in other assets (euro 22 million) referred to the portion of re-insured risks.

The adoption of IFRS resulted in an increase in 2004 results of euro 31 million.

6. Effect of the capitalization of costs for asset retirement obligations

Under Italian GAAP, site restoration and abandonment costs are allocated annually in a specific provision so that the ratio of the allocations made and the amount of estimated costs equals the percentage of depreciation of the relevant asset. In particular in the Exploration & Production segment, the costs estimated to be incurred at the end of production activities for the site abandonment and restoration are accrued so that the ratio of the provision and the amount of estimated costs correspond to the ratio of cumulative production at period end and proved developed reserves at period end plus cumulative production.

Under IFRS, estimated site restoration and abandonment costs are recorded in a specific provision with a corresponding entry to the relevant asset; when the financial effect of time is relevant, the estimated cost is recorded considering the present value of the costs to be incurred calculated using a rate representative of the Company’s credit cost. The cost assigned to the different relevant components of the asset is recognized in the profit and loss account through the amortization process. The provision, and consequently the assets’ book value, is periodically adjusted to reflect the changes in the estimates of the costs, of the timing and of the discount rate.

The application of this principle resulted in an increase in fixed assets of euro 254 million, in shareholders’ equity of euro 152 million and in deferred tax liabilities of euro 158 million, and a decrease in the provisions for site abandonment and restoration of euro 56 million.

The adoption of IFRS resulted in an increase in 2004 results of euro 63 million.

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

The application of this principle resulted in an increase in other assets of euro 78 million with a corresponding entry to shareholders’ equity (euro 61 million) and to deferred tax liabilities (euro 17 million).

The adoption of IFRS resulted in an increase in 2004 results of euro 33 million.

8. Write-off of the difference between nominal and present value of deferred taxation in business combinations

Under Italian GAAP the difference between the present value of deferred taxes included in the determination of the fair value of net assets acquired as part of a business combination and related deferred tax liabilities recognized at nominal value ("difference") is recognized under the item accrued assets.

Under IFRS this difference is recognized under "Goodwill"; however, in the event of the first application goodwill can be adjusted only in case of specific circumstances that do not occur in this case. This difference is therefore written off because it cannot be considered an asset under IFRS.

The application of this principle resulted in a decrease in shareholders’ equity of euro 514 million with a corresponding entry to deferred tax assets.

The adoption of IFRS resulted in an increase in 2004 results of euro 38 million.

9. Adjustment of tangible and intangible assets

The decrease in shareholders’ equity of euro 189 million related in particular to the following aspects.

9.1 Intangible assets

Under Italian GAAP costs for extraordinary company transactions, costs for the start-up or expansion of production activities and costs for the establishment of a company or for issuance of capital stock can be capitalized.

IFRS require these costs to be charged against the profit and loss account, except for establishment and issuance of capital stock of the parent company that are recognized as a decrease in shareholders’ equity net of the relevant fiscal effect.

Under Italian GAAP costs for software development can be capitalized under certain circumstances. IFRS pose more stringent conditions for their capitalization.

The application of these principles resulted in the write-off of intangible assets for euro 114 million with a corresponding entry to a decrease in shareholders’ equity (euro 81 million) and the recognition of deferred tax assets (euro 33 million).

The adoption of IFRS resulted in an increase in 2004 results of euro 33 million.

9.2 Revaluation of assets

Under Italian GAAP revaluation of tangible assets is allowed under specific law provisions within the limit of their recovery value.

IFRS prohibit this kind of tangible asset revaluation.

The application of this principle resulted in a decrease in tangible assets of euro 75 million with a corresponding entry to a decrease in shareholders’ equity (euro 54 million) and the recognition of deferred tax assets (euro 21 million). The decrease in fixed assets takes into account the restatement of gains/losses on disposal on the basis of the historical cost and the recalculation of amortization until December 31, 2003.

The adoption of IFRS resulted in an increase in 2004 results of euro 5 million.

9.3 Pre-development costs

Under Italian GAAP costs related to preliminary studies, researches and surveys aimed at testing different options for development of hydrocarbon fields are recognized under tangible assets.

Under IFRS these costs are considered exploration costs and are expensed when incurred.

The application of this principle resulted in the write-off of capitalized pre-development costs for euro 71 million with a corresponding entry to a decrease in shareholders’ equity (euro 54 million) and the recognition of deferred tax liabilities (euro 17 million).

The adoption of IFRS resulted in an increase in 2004 of euro 1 million.

10. Employee benefits

Under Italian GAAP employee termination benefits are accrued during the period of employment of employees, in accordance with the law and applicable collective labor contracts.

Under IFRS employee termination benefits (e.g. pension payments, life insurance payments, medical assistance after retirement, etc.) are defined on the basis of post employment benefit plans that due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company’s obligation consists in making payments to the state or to a trust or a fund.

Plans with defined benefits are pension, insurance or healthcare plans which provide for the company’s obligation, also in the form of implicit obligation (see the above mentioned item 5), to provide non formalized benefits to its former employees6. The related discounted charges, determined with actuarial assumptions7, are accrued annually on the basis of the employment periods required for the granting of such benefits.

The application of this principle resulted in a decrease in shareholders’ equity of euro 92 million, the recognition of deferred tax assets (euro 54 million) with a corresponding entry to an increase in the provisions for contingencies of euro 146 million, referred in particular to charges for medical assistance granted upon termination and to pension plans outside Italy.

The adoption of IFRS resulted in an increase in 2004 of euro 8 million.

11. Effects on investments accounted for under the equity method

Joint ventures and affiliates are accounted for under the equity method. The application of IFRS to the initial balance at January 1, 2004 of assets and liabilities of these companies resulted in a decrease in investments of euro 43 million with a corresponding entry to shareholders’ equity.

The adoption of IFRS resulted in an increase in 2004 of euro 126 million, essentially related to the elimination of the amortization of goodwill (see Note 12.2 below).

12. Other changes in 2004 result under IFRS

The decrease in 2004 results of euro 109 million related in particular to the following.

12.1 Adjustment on gain from sale of a 9.054% interest in Snam Rete Gas

Due to the application of IFRS, net shareholders’ equity to be compared with the sale price for determining the gain on the sale of a 9.054% interest in Snam Rete Gas SpA carried out in 2004 increased by euro 2,335 million related essentially to an increase in the book value of natural gas pipelines (see item 1) and deferred tax assets (see item 2.1).

The adoption of IFRS resulted in a decrease in 2004 results of euro 211 million.

12.2 Amortization of goodwill

Under Italian GAAP goodwill is amortized on a straight-line basis in the periods of its expected utilization, provided it is no longer than five years; in case of specific conditions related to the kind of company the goodwill relates to, goodwill can be amortized for a longer period not exceeding 20 years.

Under IFRS goodwill cannot be amortized, but it is subject to a yearly evaluation in order to define the relevant impairment, if needed.

The adoption of IFRS resulted in an increase in 2004 of euro 102 million.

Balance sheet

(million euro)	Note	Dec. 31, 2004	Dec. 31, 2005

ASSETS
Current assets
Cash and cash equivalent	1	1,003	1,333
Other financial assets for trading or available for sale	2	1,266	1,368
Trade and other receivables	3	13,734	17,902
Inventories	4	2,847	3,563
Income tax receivables	5	674	697
Other current assets	6	588	369
Total current assets		20,112	25,232
Non-current assets
Property, plant and equipment	7	40,586	45,013
Inventories - compulsory stock	8	1,386	2,194
Intangible assets	9	3,313	3,194
Investments accounted for using the equity method	10	3,156	3,890
Other investments	10	529	421
Other financial assets	11	936	1,050
Deferred tax assets	12	1,827	1,861
Other non-current assets	13	1,008	995
Total non-current assets		52,741	58,618
TOTAL ASSETS		72,853	83,850
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	14	4,150	4,612
Current portion of long-term debt	18	927	733
Trade and other payables	15	10,533	13,095
Taxes payable	16	2,498	3,430
Other current liabilities	17	505	613
Total current liabilities		18,613	22,483
Non-current liabilities
Long-term debt	18	7,607	7,653
Provisions for contingencies	19	5,736	7,679
Provisions for employee benefits	20	982	1,031
Deferred tax liabilities	21	3,948	4,890
Other non-current liabilities	22	427	897
Total non-current liabilities		18,700	22,150
TOTAL LIABILITIES		37,313	44,633
SHAREHOLDERS’ EQUITY	23
Minority interests		3,166	2,349
Eni shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (4,004,424,476 shares at December 31, 2004)		4,004	4,005
Share premium
Other reserves		9,629	10,910
Retained earnings		14,911	17,381
Net profit		7,059	8,788
Treasury shares		(3,229)	(4,216)
Total Eni shareholders’ equity		32,374	36,868
TOTAL SHAREHOLDERS’ EQUITY		35,540	39,217
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		72,853	83,850

Profit and loss account

(million euro)	Note	2004	2005

REVENUES	25
Net sales from operations		57,545	73,728
Other income and revenues		1,377	798
TOTAL REVENUES		58,922	74,526
Operating expenses	26
Purchases, services and other		38,347	48,567
Payroll and related costs		3,245	3,351
Depreciation, amortization and impairments		4,931	5,781
Operating profit		12,399	16,827
Financial income (expense)	27
Financial income		2,589	3,131
Financial expense		(2,745)	(3,497)
		(156)	(366)
Income (expense) from investments	28
Effects of investments accounted for using the equity method		332	737
Other income (expense) from investments		488	177
		820	914
Profit before income taxes		13,063	17,375
Income taxes	29	(5,522)	(8,128)
Net profit		7,541	9,247
Pertaining to:
- Eni		7,059	8,788
- minority interest		482	459
		7,541	9,247
Earnings per share pertaining to Eni (euro per share)	30
- basic		1.87	2.34
- diluted		1.87	2.34

Statement of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Balance at December 31, 2003	4,003	959	5,397	3,200	(2,505)	(3,164)	13,221	5,585	26,696	1,622	28,318

Changes in accounting principles							2,234		2,234	965	3,199
Annulment of exchanges differences					2,505		(2,505)
Adjusted balance at January 1, 2004	4,003	959	5,397	3,200		(3,164)	12,950	5,585	28,930	2,587	31,517
Net profit for the year								7,059	7,059	482	7,541
Net income (expense) recognized directly in equity
Exchange differences from translation of financial statements denominated in currencies other than euro					(750)				(750)	1	(749)
					(750)				(750)	1	(749)
Total (expense) income for the period					(750)			7,059	6,309	483	6,792
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.75 per share)								(2,828)	(2,828)		(2,828)
Dividend distribution of other companies										(248)	(248)
Allocation of 2003 net profit				22			2,735	(2,757)
Shares repurchased (Note 23)						(70)			(70)		(70)
Shares issued under stock grant plans	1			(1)
Treasury shares sold under incentive plans for Eni managers			(5)	5		5			5		5
	1		(5)	26		(65)	2,735	(5,585)	(2,893)	(248)	(3,141)
Other changes in shareholders’ equity
Cost of stock option				3					3		3
Former Italgas SpA reserves reconstituted				(43)			43
Reserves from merger of EniData SpA				4			(4)
Reclassification				775			(775)
Sale of 9.054% of Snam Rete Gas SpA share capital									326	326
Exchange differences arising on the distribution of dividends and other changes					63		(38)		25	18	43
				739	63		(774)		28	344	372
Balance at December 31, 2004 (Note 23)	4,004	959	5,392	3,965	(687)	(3,229)	14,911	7,059	32,374	3,166	35,540

Changes in accounting principles (IAS 32 and 39) (Notes 2-4-6-17)				13			(40)			(27)	12	(15)
Adjusted balance at January 1, 2005	4,004	959	5,392	3,978	(687)	(3,229)	14,871		7,059	32,347	3,178	35,525
Net profit for the year									8,788	8,788	459	9,247
Net income (expense) recognized directly in equity
Variation of the fair value of financial assets for trading (Note 2)				6						6		6
Variation of the fair value of cash flow hedge derivative contracts (Notes 6-17)				16						16		16
Exchange differences from translation of financial statements denominated in currencies other than euro					1,497					1,497	15	1,512
				22	1,497					1,519	15	1,534
Total (expense) income for the period				22	1,497				8,788	10,307	474	10,781
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.90 per share) (Note 23)									(3,384)	(3,384)		(3,384)
Interim dividend (euro 0.45 per share) (Note 23)								(1,686)		(1,686)		(1,686)
Dividend distribution of other companies											(1,218)	(1,218)
Allocation of 2004 net profit				1,300			2,375		(3,675)
Shares repurchased (Note 23)						(1,034)				(1,034)		(1,034)
Shares issued under stock grant plans	1			(1)
Treasury shares sold under incentive plans for Eni managers			(47)	47		47				47		47
	1		(47)	1,346		(987)	2,375	(1,686)	(7,059)	(6,057)	(1,218)	(7,275)
Other changes in shareholders’ equity
Cost of stock option				5						5		5
Sale of consolidated companies											(40)	(40)
Exchange differences arising on the distribution of dividends and other changes					131		135			266	(45)	221
				5	131		135			271	(85)	186
Balance at December 31, 2005	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217

Statement of cash flows

(million euro)	2004	2005

Cash flow from operating activities
Net profit	7,541	9,247
Depreciation and amortization	4,598	5,509
Writedowns (revaluations), net	27	(288)
Net change in provisions for contingencies	418	1,279
Net change in the provisions for employee benefits	49	18
Gain on disposal of assets, net	(793)	(220)
Dividend income	(72)	(33)
Interest income	(198)	(214)
Interest expense	567	654
Exchange differences	(79)	(64)
Current and deferred income taxes	5,522	8,128
Cash generated from operating profit before changes in working capital	17,580	24,016
(Increase) decrease:
- inventories	(355)	(1,402)
- accounts receivable	(1,241)	(4,413)
- other assets	43	351
- trade and other accounts payable	727	3,030
- other liabilities	(83)	12
Cash from operations	16,671	21,594
Dividends received	394	366
Interest received	167	214
Interest paid	(533)	(619)
Income taxes paid	(4,199)	(6,619)
Net cash provided from operating activities	12,500	14,936
Cash flow from investing activities
Investments:	(714)	(856)
- intangible assets	(6,785)	(6,558)
- tangible assets		(73)
- consolidated subsidiaries and businesses	(316)	(54)
- investments	(675)	(464)
- securities	(470)	(683)
- financing receivables
- change in accounts payable and receivable in relation to investments and capitalized depreciation	(13)	149
Cash flow from investments	(8,973)	(8,539)
Disposals:
- intangible assets	13	13
- tangible assets	279	99
- consolidated subsidiaries and businesses	538	252
- investments	61	178
- securities	659	369
- financing receivables	808	804
- change in accounts receivable in relation to disposals	(1)	9
Cash flow from disposals	2,357	1,724
Net cash used in investing activities	(6,616)	(6,815)

(million euro)	2004	2005

Proceeds from long-term debt	1,229	2,755
Payments of long-term debt	(797)	(2,978)
Reductions of short-term debt	(4,175)	(317)
	(3,743)	(540)
Capital contributions/payments by/to minority shareholders	1	24
Sale (acquisition) of additional interests in subsidiaries	621	(33)
Dividends to minority shareholders	(3,076)	(6,288)
Shares repurchased	(65)	(987)
Net cash used in financing activities	(6,262)	(7,824)
Effect of change in consolidation area	12	(38)
Effect of exchange differences	(67)	71
Net cash flow for the period	(433)	330
Cash and cash equivalent at beginning of the year	1,436	1,003
Cash and cash equivalent at end of the year	1,003	1,333

SUPPLEMENTAL CASH FLOWS INFORMATION

(million euro)	2004	2005

Effect of investment of consolidated subsidiaries and businesses
Non-current assets		122
Net borrowings		(19)
Current and non-current liabilities		(22)
Net effect of investment		81
Fair value of the participations held before the acquisition of control		(8)
Purchase price		73
Cash flow on investment		73
Effect of disposal of consolidated subsidiaries and businesses
Current assets	261	204
Non-current assets	285	189
Net borrowings	(138)	42
Current and non-current liabilities	(167)	(217)
Exchange rate differences realized following disposal	45
Net effect of disposal	286	218
Gain on disposal	304	140
Minority interest		(43)
Selling price	590	315
less:
Cash and cash equivalent	(52)	(63)
Cash flow on disposal	538	252

Transactions that did not produce cash flows

In 2005 the Group contributed assets and liabilities of a business with a carrying amount of euro 18 million in exchange for equity investment in the companies to which those businesses were contributed.

The Consolidated Financial Statements were approved by Eni’s Board of Directors on March 30, 2006.

Basis of presentation

In application of EC Regulation 1606/2002 approved by the European Parliament and Council on July 19, 2002, starting from 2005 companies with securities listed on a regulated stock market of a Member State of the European Union are required to prepare their Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as approved by the European Commission.

The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. For hydrocarbon exploration and production, accounting policies followed at an international level have been applied, with particular reference to amortization according to the Unit Of Production method, buy-back contracts and Production Sharing Agreements.

The IFRS under which Eni’s Consolidated Financial Statements have been prepared differ in certain limited respects from the IFRS adopted by the IASB, the effect of such differences on the Consolidated Financial Statements is not material.

The Consolidated Financial Statements have been prepared by applying the cost method except for items that under IFRS must be recognized at fair value as described in the evaluation criteria.

The Consolidated Financial Statements include the statutory accounts of Eni SpA and of all Italian and foreign companies in which Eni SpA holds the right to directly or indirectly exercise control, determine financial and management decisions, and obtain economic and financial benefits.

Insignificant subsidiaries are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues: euro 6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies, for which the consolidation does not produce significant economic and financial effects are not included in the scope of consolidation. Such companies generally represent subsidiaries that work on account of other companies as the sole operator in the management of upstream oil contracts; these companies are financed on a proportional basis according to budgets approved, by the companies involved in the project, to which the company periodically reports costs and receipts deriving from the contract. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the financial statements of the companies involved. The effects of these exclusions are not material8.

Subsidiaries excluded from consolidation, joint ventures, affiliated companies and other interests are accounted for as described below under the heading "Financial fixed assets".

Financial statements of consolidated companies are audited by auditing companies that examine and certify the information required to be disclosed when preparing the consolidated financial statement.

Considering their materiality, amounts are stated in millions of euro.

Principles of consolidation

Interests in companies included in the scope of consolidation

Assets and liabilities, expense and income related to fully consolidated companies are wholly incorporated into the Consolidated Financial Statements; the book value of these interests is eliminated against the corresponding fraction of the shareholders’ equity of the companies owned, attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference as regard to the acquisition cost is recognized as "Goodwill". Negative residual differences are charged against the profit and loss account.

Gains or losses on the sale of shares in consolidated subsidiaries are recorded in the profit and loss account for the amount corresponding to the difference between proceeds from the sale and the divested portion of net equity sold.

Fractions of shareholders’ equity and of net profit of minority interest are recognized under specific items in the profit and loss account. Minority interest is determined based on the current value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.

Inter-company transactions

Income deriving from inter-company transactions unrealized towards third parties is eliminated. Receivables, payables, revenues and costs, guarantees, commitments and risks among consolidated companies are eliminated, as well. Inter-company losses are not eliminated, since they reflect an actual decrease in the value of divested assets.

Foreign currency translation

Financial statements of consolidated companies denominated in currencies other than the euro are converted into euro applying exchange rates prevailing at year end to assets and liabilities, the historical exchange rates to equity accounts and the average rates for the period to profit and loss account (source: Ufficio Italiano Cambi).

Exchange rate differences from the conversion deriving from the application of different exchange rates for assets and liabilities, shareholders’ equity and profit and loss account are recognized under the item "Other reserves" within shareholders’ equity for the portion relating to the Group and under the item "Minority interest" for the portion related to minority shareholders.

Financial statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the country where the enterprise operates.

Evaluation criteria

The most significant evaluation criteria used for the preparation of the Consolidated Financial Statements are shown below.

Current assets

Financial assets held for trading and financial assets available for sale are stated at fair value and the economic effects are charged to the profit and loss account item "Financial Income (Expense)" and under shareholders’ equity within "Other reserves".

The fair value of financial instruments is represented by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by the market operators and the prices obtained in similar actual transactions in the market.

When the conditions for the purchase or sale of financial assets provide for the settlement of the transaction and the delivery of the assets within a given number of days determined by entities controlling the market or by agreements (e.g. purchase of securities on regulated markets), the transaction is entered at the date of settlement.

Receivables are stated at their amortized cost (see below "Financial fixed assets").

Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, lead to the substantial transfer of all risks and benefits associated to the property.

Inventories, excluding contract work in progress and including compulsory stocks, are stated at the lower of purchase or production cost and market value represented by the proceeds the company expects to collect from the sale of the inventories in the normal course of business.

The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.

Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis. Advances are deducted from inventories within the limits of contractual considerations; any excess of such advances over the value of the work performed is recorded as a liability. Losses related to construction contracts are accrued for as soon as the company becomes aware of such losses. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated to euro using the current exchange rates at year end and effects are reflected in the profit and loss account.

Hedging instruments are described in the section "Derivative Instruments".

Non-current assets

Property, plant and equipment9

Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or production cost including ancillary costs which can be directly attributed to them as are required to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the financial expenses incurred that would have theoretically been saved had the investment not been made.

In the case of current obligations for the dismantling and removal of assets and the reclamation of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Revisions of estimates for these provisions, for the passage of time and for changes in the discount rate are recognized under "Provisions for contingencies". The company recognizes material provisions for the retirement of assets in the Exploration & Production business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets generally are recognized, as indeterminate settlement dates for the asset retirements prevented estimation of the fair value of the associated asset retirement obligation. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

No revaluation is made even in application of specific laws.

Assets carried under financial leasing are included within the tangible assets, with a corresponding entry to the financial payable to the lessor, and depreciated using the criteria detailed below. When the renewal is not reasonably certain, assets carried under financial leasing are depreciated over the period of the lease if shorter than the useful life of the asset.

Tangible assets are depreciated systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company. When the tangible asset comprises more than one significant element with different useful lives, the depreciation is carried out for each component. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even if bought together with a building. Tangible assets held for sales are not depreciated but are valued at the lower of the book value and fair value less costs of disposal.

Assets that can be used free of charge are depreciated over the shorter of the duration of the concession and the useful life of the asset.

Renewals, improvements and transformations which extend asset lives are capitalized.

The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Ordinary maintenance and repair costs are expensed when incurred.

When events occur that lead to a presumable reduction in the book value of tangible assets, their recoverability is checked by comparing their book value with the realizable value, represented by the greater of fair value less costs of disposal and replacement cost. In the absence of a binding sales agreement, fair value is estimated on the basis of market values, of recent transactions, or of the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of asset. Replacement cost is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. The discounting is carried out at a rate that takes into account the implicit risk in the sectors where the entity operates. Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so called cash generating unit. When the reasons for their impairment cease to exist, Eni reverses previously recorded impairment charges and records as income an asset revaluation in the profit and loss account for the relevant year. This asset revaluation is the lower of the fair value and the book value increased by the amount of previously incurred impairments net of related amortization that would have been made had the impairment not been made.

Intangible assets

Intangible assets include assets which lack physical qualities that are identifiable, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when the management is able to distinguish its clearly from goodwill. This condition is normally met when: (i) the intangible asset can be traced back to a legal or contractual right, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits flowing from the underlying resource and to restrict the access of others to those benefits.

Intangible assets are stated at cost as determined with the criteria used for tangible assets. No revaluation is made even in application of specific laws.

Intangible assets with a defined useful life are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company; the recoverability of their book value is checked using the criteria described in the section "Tangible Assets".

Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is checked at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With reference to goodwill, this check is performed at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure that included said goodwill. Impairment charges against goodwill may not be revalued.

Costs of technological development activities are capitalized when: (i) the cost attributable to the intangible asset can be reasonably determined; (ii) there is the intention, the availability of funding and the technical capacity to make the asset available for use or sale; and (iii) it can be shown that the asset is able to produce future economic benefits.

Exploration and production activities10

Acquisition of mineral rights

Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (exploratory potential, probable and possible reserves, proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flow.

Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under "Intangible assets" and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account.

Acquisition costs for proved reserves and for possible and probable reserves are recognized under "Intangible assets" or "Tangible assets" depending on the nature of the underlying assets. Costs associated with proved reserves are amortized on a Unit Of Production (UOP) basis, as detailed in the section "Development", considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result the costs are charged to the profit and loss account.

Exploration

Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are capitalized, to reflect their nature of investment, and amortized in full when incurred.

Development

Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas and are capitalized and amortized generally on a UOP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs to be amortized through a rate representing the ratio between the volumes extracted during the period and the proved developed reserves existing at the end of the period, increased by the volumes extracted during the period. This method is applied with reference to the smallest aggregate representing a direct correlation between investment and proved developed reserves.

Costs related to unsuccessful development wells or damaged wells are expensed immediately as loss on disposal.

Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

Production

Production costs are costs to operate and maintain wells and field equipment and are expensed as incurred.

Production sharing agreements and buy-back contracts

Revenues and provisions related to Production Sharing Agreements and buy-back contracts are settled on the basis of contractual clauses related to the repayment of costs incurred following the exploration, development and operating activities (cost oil) and to the relevant amount of realized productions (profit oil).

Retirement

Costs expected to be incurred with respect to the retirement of the well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized and amortized on a UOP basis, consistent with the policy described under Tangible assets.

Grants

Grants are recorded in a contra asset account when authorized, if all the required conditions have been met and as a reduction of purchase price or production cost of the relevant assets. Grants of the year are recognized in the profit and loss account.

Financial fixed assets

Investments

Investments in subsidiaries excluded from consolidation, joint ventures and affiliates are accounted for using the equity method. If it does not result in a misrepresentation of the company’s financial condition and consolidated results, subsidiaries, joint ventures and affiliates excluded from consolidation may be accounted for at cost, adjusted for permanent impairment of value. When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment made and their effects are charged to the profit and loss account item "Other income (expense) from investments".

Other investments are recognized at their fair value and their effects are included in shareholders’ equity under "Other reserves". When fair value cannot be reasonably ascertained, investments are accounted for at cost, adjusted for permanent impairment of value; impairment of value may not be revalued.

The risk deriving from losses exceeding shareholders’ equity is recognized in a specific provision to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

Receivables and financial assets to be held to maturity

Receivables and financial assets that must be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then corrected to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). The economic effects of the valuation according to the amortized cost method are charged as "Financial income (expense)".

Financial liabilities

Debt is carried at amortized cost (see item "Financial fixed assets" above).

Provisions for contingencies

Provisions for contingencies concern risks and charges of a definite nature and whose existence is certain or probable but for which at year end the amount or date of occurrence remains uncertain. Provisions are made when: (i) there is a current obligation, either legal or implicit, deriving from a past event; (ii) it is probable that the fulfillment of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to fulfill the obligation or to transfer it to third parties at year end. When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted back at the company’s average rate of indebtedness. The increase in the provision due to the passing of time is charged to the profit and loss account in the item "Financial Income (Expense)".

When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers; profit and loss account charge is made with the amortization process.

The costs that the company expects to bear to carry out restructuring plans are recognized in the year in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.

The provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimated revisions to the provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) with a corresponding entry to the assets to which they refer.

In the Notes to the Financial Statements the following potential liabilities are described: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company’s control occur; and (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably be not expensive.

Employee post-employment benefits

Post employment benefit plans are defined on the basis of plans, even if not formalized ones, that due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company’s obligation, consisting in making payments to the State or to a trust or a fund, is determined on the basis of contributions due.

The liabilities related to defined benefit plans11, net of any plan assets, are determined on the basis of actuarial assumptions12 and charged to the relevant year consistently with the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.

The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the profit and loss account, proportionally through the residual average working life of the employees participating to the plan, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of liabilities and 10% of the fair value of the plan assets (corridor method).

Treasury shares

Treasury shares are recorded at cost and as a reduction of shareholders’ equity. Gains following subsequent sales are recorded as an increase in shareholders’ equity.

Revenues and costs

Revenues from sales of products and services rendered are recognized upon transfer of risks and advantages associated with the property or upon settlement of the transaction. In particular, revenues are recognized:

•	for crude oil, generally upon shipment;
•	for natural gas, when the natural gas is delivered to the customer;
•	for petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment;
•	for petrochemical products and other products, generally upon shipment.

Revenues are recognized upon shipment when, at that date, the risks of loss are transferred to the acquirer.

Revenues from the sale of crude oil and natural gas produced in properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at period end.

Income related to partially rendered services are recognized with respect to the accrued revenues, if it is possible to reasonably determine the state of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; otherwise it is recognized within the limits of the recoverable costs incurred.

The revenues accrued in the period related to construction contracts are recognized on the basis of contractual revenues by reference to the stage of completion of a contract measured on the cost-to-cost basis. The requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the relevant amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.

Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation. Exchanges of goods and services with similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.

Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.

Costs related to the amount of emissions, determined on the basis of the average prices of the main European markets at the end of the period, are reported in relation to the amount of the carbon dioxide emissions that exceed the amount assigned; revenues are related to the amount of emissions are reported when are recognized following the sale.

Operating lease payments are recognized in the profit and loss account over the length of the contract.

Labor costs include stock grants and stock options granted to managers, consistent with their actual remunerative nature. The cost is determined based on the fair value of the rights awarded to the employee; the portion relevant to the year is calculated pro rata over the period to which the incentive refers (vesting period13). The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is the value of the option calculated with the Black-Scholes method that takes into account the exercise conditions, current price of the shares, expected volatility and the risk-free interest rate. The fair value of the stock grants and stock options is shown as a contra-entry to "Other reserves".

The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development, are generally considered current costs and expensed as incurred.

Accounting to Buy/Sell contracts

In January and February 2005, the Securities and Exchange Commission ("SEC") issued comment letters to Eni and other companies in the oil and gas industry requesting disclosure of information related to the accounting for buy/sell contracts. Eni routinely enters into buy/sell contracts, principally in the downstream business in Italy, associated mainly with refined products. For refined products, buy/sell arrangements are used to support the company’s refined products marketing activity, which includes the production, purchase and sale of refined products in order to fulfill the company’s marketing needs and supply agreements to customer locations and specifications.

Eni accounts for buy/sell transactions in the consolidated income statement on a net basis, regardless of whether terms of the buy/sell agreements were established jointly, in a single contract, or separately, in individual contracts that are entered into concurrently or in contemplation of one another with a single counterparty. This accounting is consistent with the most recent guidance of the SEC staff who considers that the accounting for buy/sell contracts should be shown net on the income statement.

The topic is under deliberation by the Emerging Issues Task Force (EITF) of the FASB as Issue No. 04-13, "Accounting for Purchases and Sales Inventory with the Same Counterparty." At its September 2005 meeting, the EITF reached consensus that two or more legally separate exchange transactions with the same counterparty, including buy/sell transactions, should be combined and considered as a single arrangement when the transactions were entered into "in contemplation" of one another. EITF 04-13 was ratified by the FASB in September 2005 and is effective for new arrangements, or modifications or renewals of existing arrangements, entered into beginning on or after April 1, 2006, which will be the effective date for the company’s adoption of this standard. Upon adoption, the company will report the net effect of buy/sell transactions on its Consolidated Statement of Income as "Purchased crude oil and products" instead of reporting the revenues associated with these arrangements as "Sales and other operating revenues" and the costs as "Purchased crude oil and products." While this issue was under deliberation, the SEC staff directed Eni and other oil companies comment letter to disclose on the face of the income statement the amounts associated with buy/sell contracts and to discuss in a footnote to the financial statements the basis for the underlying accounting.

In Eni’s consolidated income statement, "Net sales from operations" and "Purchases, services and other" for the December 31, 2004 and 2005 were netted of euro 1,821 million and euro 2,595 million, respectively, for the above described buy/sell contracts.

Exchange rate differences

Revenues and costs concerning transactions in currencies other than functional currency are stated at the exchange rate on the date that the transaction is completed.

Monetary assets and liabilities in currencies other than functional currency are converted by applying the year end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities in currencies other than functional currency valued at cost are stated at the initial exchange rate; when they are evaluated at recoverable value or realizable value, the exchange rate applied is that of the day of recognition.

Dividends

Dividends are recognized at the date of the general shareholders’ meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes

Current income taxes are determined on the basis of estimated taxable income; the estimated liability is recognized in the item "Income tax liabilities". Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets or liabilities are provided on temporary differences arising between the carrying amounts of the assets and liabilities in the financial statements and their tax bases. Deferred tax assets are recognized when their realization is considered probable.

Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item "Deferred tax assets" and if negative in the item "Deferred tax liabilities". When the results of transactions are recognized directly in the shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

Derivatives

Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognized at their fair value.

Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge; e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the profit and loss account; consistently the hedged items are adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge; e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives are initially stated in net equity and then recognized in the profit and loss account consistent with the economic effects produced by the hedged transaction. The change in the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments are shown in the profit and loss account.

Use of accounting estimates

The preparation of these Consolidated Financial Statements requires Management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Key areas where estimates are applied include the determination of oil and gas proved reserves and proved developed reserves, accounting for exploratory drilling costs under U.S. GAAP, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. Summarized below are the accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect future results.

Oil and gas activities

Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.

Reserves in a field will only be categorized as proved when all the criteria for attribution of proved status have been met, including an internally imposed requirement for project sanction that occurs when a final investment decision is made. At the point of sanction, all booked reserves will be categorized as proved undeveloped. Volumes will subsequently be recategorized from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Adjustments may be made to booked reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity.

Eni reassesses its estimate of proved reserves on an annual basis. The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production Sharing Agreements and buy-back contracts, the share of production and reserves Eni is entitled to. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.

Oil and natural gas reserves have a direct impact on certain amounts reported in the financial statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the year and proved developed reserves existing at the year end increased by the amounts extracted during the year. Assuming all other variables are held constant, an increase in estimated proved reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved reserves increases depreciation, depletion and amortization expense. Also, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether a property impairment is to be carried out or not. The larger the volumes of estimated reserves, the less likely the property is impaired. See "Item 3 – Risk Factors – Uncertainties in Estimates of Oil and Natural Gas Reserves".

Accounting for Suspended Well Costs under U.S. GAAP

Under U.S. GAAP costs for exploratory wells are initially capitalized pending the determination of whether the well has found proved reserves. If proved reserves are found, the capitalized costs of drilling the well are reclassified to tangible assets and amortized on a UOP basis. If proved reserves are not found, the capitalized costs of drilling the well are charged to expense. However, successful exploratory efforts are, in many cases, not declared to be proved until after an extensive and lengthy evaluation period has been completed. These issues were addressed by the FASB staff in its FSP FAS 19-1, published in April 2005, amending FAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". Under the provisions of FSP FAS 19-1, companies in the oil and gas industry are allowed to continue capitalization of an exploratory well after the completion of drilling when: (a) the well has found a sufficient quantity of reserves to justify completion as a producing well; and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. Determination of whether an exploratory well should remain capitalized after completion of drilling requires a high degree of judgment on the part of management in assessing whether the Company is making sufficient progress assessing the reserves and the economic and operating viability of a given project. The company evaluates the progress made on the basis of regular project reviews which take account of the following factors: (i) costs are being incurred to assess the reserves and their potential development; (ii) existence (or active negotiations) of sales contracts with customers for oil and natural gas; and (iii) existence of firm plans, established timetables or contractual commitments, which may include seismic testing and drilling of additional exploratory wells. As of December 31, 2005, an amount of euro 403 million remain capitalized relating to approximately 30 exploratory wells for which drilling activities have been completed for more than one year, of this capitalized amount euro 59 million (or 8 wells) relates to projects progressing towards completion of development activities, and the remaining euro 344 million (or 22 wells) relates to projects for which additional exploratory activity is underway or firmly planned. See Note 35 to the Consolidated Financial Statements.

Impairment of Assets

Eni assesses its fixed assets and intangible assets, including goodwill, for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas, commodity chemicals and refined products.

Technically, the amount of an impairment charge is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal costs and value in use. The estimated value in use is usually based on the present values of expected future cash flows using assumptions commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.

For oil and natural gas properties, the expected future cash flows are estimated based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions about future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

Under both IFRS and U.S. GAAP, goodwill is not amortized but, like indefinitive lived intangible assets, is tested for impairment at least annually. Under IFRS the assessment of goodwill impairment is based on the determination of the fair value of each cash generating units to which goodwill can be attributed on a reasonable and consistent basis. A cash generating unit is a group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets. If the fair value of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference, if the carrying amount of goodwill is less than the amount of impairment assets of the generating unit are impaired on a pro-rata basis for the residual difference.

Asset Retirement Obligation

Obligations related to the removal of tangible equipment and to the restoration of land or seabeds require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded in the Consolidated Financial Statements. Estimating the future asset removal costs is difficult and requires management to make estimates and judgments because most of the removal obligations are many years into the future and contracts and regulations are often unclear as to what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligations in the period when it is incurred (typically at the time the asset is installed at the productions location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (interest accretion) and any change of the estimates following the modification of the future cash flows and the discount rate adopted. The recognized asset retirement obligations are based upon future retirement cost estimates and incorporate many assumptions such as expected recoverable quantities of crude oil and natural gas, time to abandonment, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business Combinations

Accounting for the acquisition of a business requires the allocation of the purchase price to the various assets and liabilities of the acquired business at fair value. Any positive residual difference is recognized as "Goodwill". Negative residual differences are charged against profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets.

Environmental Liabilities

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, productions and other activities, including legislation that implements international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.

Although management, considering the actions already taken, the insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules, like the Decree No. 367 of the Ministry of Environment, published on January 8, 2004, that introduces new quality standards for aquatic environment and dangerous substances and those that may derive from the legislative decree that the Italian Government will have to enact in order to implement Directive 2000/60/EC creating a framework for joint European action in the area of water; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Employees and post-retirement benefits

Employees benefits (such as pension payments, life insurance payments, medical assistance after retirement, etc.) are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on any plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates, mortality rates. These assumptions are reviewed annually and may change from year to year impacting future results of operations.

The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows:

•	discount and inflation rates reflect the rates at which the benefits could be effectively settled, taking into account the duration of the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high-quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country;
•	salary increase assumptions (when relevant) are determined by each entity. They reflect an estimate of the actual future salary levels of the individual employees involved, including future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority, promotion and other factors;
•	healthcare cost trend assumptions (when relevant) reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization, and changes in health status of the participants;
•	demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; and
•	determination of expected rates of return on assets is made through compound averaging. For each plan, there are taken into account the distribution of investments among bonds, equities and cash and the expected rates of return on bonds, equities and cash. A weighted-average rate is then calculated.

Differences between projected and actual costs and between the projected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.

The unrecognized actuarial losses of pension benefits as at December 31, 2005 were euro 144 million compared to euro 41 million in 2004. The euro 103 million increase from 2004 reflected primarily changes in assumptions used to account for pensions and other post-retirement benefits mainly related to the decrease in discount rates (4.0% in 2005 compared whit 4.5% in 2004). Pension accounting principles require that such actuarial losses be deferred and amortized over future periods. Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

In 2005, Eni recognized a charge of euro 126 million (euro 118 million in 2004) in the profit and loss account in connection with its obligations for employee post-retirement benefits.

See Note 20 of the Consolidated Financial Statements for further information about employees post-retirement benefits.

Contingencies

In addition to accruing the estimated costs for asset retirement obligation and environmental liabilities, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to employee benefits, litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue recognition in the Oilfield Services, Construction and Engineering segment

Revenue recognition in the Oilfield Services, Construction and Engineering business segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducing costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process, that includes identification of risks related to the geographical region, market condition in that region and any assessment that it is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Variation in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and claims deriving for additional costs are included in the total amount of revenues when it is probable that they will result in additional revenue.

Recent accounting principles

With the regulations No. 1910/2005, 2106/2005 and 108/2006 issued between November 2005 and January 2006 the European Commission approved some modifications and integrations to the international accounting standards.

In particular the main modifications/integrations concern the following standards:

IAS 19 "Employee benefits"

Amendments to IAS 19 essentially concern the approval of the option related to the recognition in the period when they incur of the total amount of actuarial gains and losses with a corresponding entry to a specific reserve in shareholders’ equity.

IAS 39 "Financial instruments: recognition and measurement"

In relation to cash flow hedge operations on exchange rate risk, IAS 39 has been integrated with the aim of qualifying as hedging instruments the intercompany transactions expected and with an high probability, on condition that: (i) these transactions are denominated in a functional currency other than the currency of the entity that carries out the operation; and (ii) the exposure to the exchange rate risk determines some effects in consolidated profit and loss account.

Amendments to IAS 39 also concerned the recognition and measurement of financial guarantees. In particular, financial guarantees are recorded when they are issued, as liability valued at the market value and, then, in relation to the execution risk, at the greater between: (i) the best estimate of the charge to be sustained to fulfill the obligation; and (ii) the initial amount reduced of premiums collected.

IFRS 7 "Financial instruments: disclosures" and IAS 1, presentation of financial statements

IFRS 7 establishes the disclosures to be given about financial instruments and the about the exposure and management of financial risks. The requirements of IFRS 7 include some disclosures currently contained in IAS 32 "Financial instruments: exposures and additional disclosures".

Also by the amendment of IAS 1, it is requested to give disclosure of objectives, policies and processes for managing capital.

IFRIC 4 "Determining whether an arrangement contains a lease"

Requirements of IFRIC 4 provide guidance for determining whether arrangements that do not take the legal form of a lease but which convey rights to use assets in return for a payment or series of payments should be treated as a lease for accounting purposes.

In particular, for determining whether an arrangement is, or contains a lease, an entity should consider the purposes of the operation and verify if the arrangement: (i) provides, explicitly or implicitly, the use of an asset (or a group of assets) and the fulfillment of the arrangement depends upon such specific assets; or (ii) transfers the right to use such assets.

IFRIC 5 "Rights to interests arising from decommissioning, restoration and environmental funds"

Requirements of IFRIC 5 provide guidance for determining the recognition and measurement for the contribution to decommissioning, restoration and environmental rehabilitation funds that have the following features: (i) the assets are held or administered by a separate legal entity; and (ii) contributor’s right to access the assets of the fund is restricted.

The contributor recognises its obligation to pay decommissioning costs as a liability and its interest in the fund separately. In the case that the interest means having control, having joint control or significant influence over the fund, the entity contributor must recognize the interest in the fund as an investment in a subsidiary, associate, or a jointly controlled.

Modifications and integrations to international accounting principles will be effective starting from January 1, 2006 and from January 31, 2007 for IFRS 7.

Eni presently is analyzing the statements and, at the moment, cannot determine if their adoption will have a significant effect on Eni’s consolidated financial position or operating results.

Notes to the Consolidated Financial Statements

Current activities

1 Cash and cash equivalent

Cash and cash equivalent of euro 1,333 million (euro 1,003 million at December 31, 2004) include financing receivables due within 90 days for euro 122 million (euro 167 million at December 31, 2004) and include deposits with financial institutions with a notice greater than 48 hours and securities available for sale with a maturity date within 90 days.

2 Other financial assets for trading or available for sale

Other financial assets for trading or available for sale of euro 1,368 million (euro 1,266 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Listed Italian treasury bonds	980	1,088
Listed securities issued by Italian and foreign merchant banks	255	243
Not quoted securities	31	37
	1,266	1,368

Securities of euro 1,368 million (euro 1,266 million at December 31, 2004) are available for sale. At December 31, 2004 and December 31, 2005 Eni did not own financial assets held for trading.

Valuation at fair value determined an increase for securities of euro 8 million recorded with a corresponding entry to the shareholders’ equity (euro 6 million) and deferred tax liabilities (euro 2 million). At January 1, 2005 the first application of IAS 32 and 39 determined an increase of euro 19 million with a corresponding entry to the shareholders’ equity (euro 13 million) and to deferred tax liabilities (euro 6 million).

Securities for euro 465 million (euro 474 million at December 31, 2004) are made for operating purposes and concern coverage securities of technical reserves of Padana Assicurazioni SpA for euro 453 million (euro 474 million at December 31, 2004).

3 Trade and other receivables

Trade and other receivables of euro 17,902 million (euro 13,734 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Trade receivables	10,525	14,101
Financing receivables	521	492
Other receivables	2,688	3,309
	13,734	17,902

Receivables are recorded net of the allowance for doubtful accounts of euro 891 million (euro 755 million at December 31, 2004):

(million euro)	Value at Dec. 31, 2004	Additions	Deductions	Other changes	Value at Dec. 31, 2005

Trade receivables	570	119	(22)	(24)	643
Other receivables	185	123	(10)	(50)	248
	755	242	(32)	(74)	891

Trade receivables of euro 14,101 increased by euro 3,576 million in 2005 as compared to 2004. This increase relates primarily to the Gas & Power segment (euro 1,671 million), Refining & Marketing (euro 1,010 million) and Exploration & Production (euro 806 million) and concern exchange rate differences due to the translation of financial statements prepared in currencies other than euro for euro 216 million. Trade receivables concern advances paid as a guarantee of contract work in progress for euro 101 million (euro 95 million at December 31, 2004).

Financing receivables of euro 492 million (euro 521 million) concern receivables made for operating purposes for euro 480 million (euro 510 million at December 31, 2004) and concessions, primarily, to consolidated subsidiaries, joint ventures and affiliates.

"Other" receivables of euro 3,309 million (euro 2,688 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Accounts receivable from:
- joint venture operators in exploration and production	784	1,123
- insurance companies	322	539
- Italian governmental entities	216	228
	1,322	1,890
Receivables relating to factoring activities	347	324
Prepayments for services	204	259
Other receivables	815	836
	2,688	3,309

Receivables relating to factoring activities for euro 324 million (euro 347 million at December 31, 2004) relate to Serfactoring SpA and concern essentially advances for factoring activities with recourse and receivables for factoring activities without recourse.

Receivables with related parties are described in Note 32.

4 Inventories

Inventories of euro 3,563 million (euro 2,847 million at December 31, 2004) consisted of the following:

Dec. 31, 2004	Dec. 31, 2005

(million euro)	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total

Raw and auxiliary materials and consumables	303	199		394	896	210	217		645	1,072
Products being processed and semi finished products	37	19		2	58	59	18		1	78
Work in progress long-term contracts			399		399			418		418
Finished products and goods	891	482		37	1,410	1,222	572		20	1,814
Advances			84		84			181		181
	1,231	700	483	433	2,847	1,491	807	599	666	3,563

Inventories were net of the valuation allowance of euro 93 million (euro 129 million at December 31, 2004):

(million euro)	Value at Dec. 31, 2004	Additions	Deductions	Other changes	Value at Dec. 31, 2005

129	19	(82)	27	93

Work in progress long-term contracts of euro 418 million (euro 399 million at December 31, 2004) are net of the payments received in advance of euro 5,180 million (euro 5,156 million at December 31, 2004).

At January 1, 2005, the date of the first application of IAS 32 and 39, inventories for work in progress long-term contracts were restated by excluding from the valuation the effects related to derivatives that do not meet the conditions required to qualify as hedging instruments. The exclusion of the effects related to derivatives resulted in a decrease for work in progress long-term contracts of euro 38 million with a corresponding entry to the shareholders’ equity (euro 24 million) and to deferred tax assets (euro 14 million).

5 Income tax receivables

Income tax receivables of euro 697 million (euro 674 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Italian tax authorities	466	422
Foreign tax authorities	208	275
	674	697

Income tax receivables of euro 697 million (euro 674 million at December 31, 2004) concern value added tax credits for euro 406 million (euro 459 million at December 31, 2004) and excise taxes customs duties natural gas and customs expenses for euro 60 million (euro 29 million at December 31, 2004).

6 Other assets

Other assets of euro 369 million (euro 588 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Fair value of non-hedging derivatives		117
Fair value of cash flow hedge derivatives		32
Other assets	588	220
	588	369

At January 1, 2005 the first application of IAS 32 and 39 resulted in the accounting at the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments for an amount, net of differentials on derivative contracts (Italian GAAP), of euro 76 million with a corresponding entry to the shareholders’ equity (euro 32 million) and to deferred tax liabilities (euro 44 million).

At as January 1, 2005, fair value of non hedging derivative contracts of euro 117 million consisted of the following:

(million euro)	Fair value	Commitments

Non-hedging derivatives on exchange rate
Interest Currency Swap	58	1,277
Currency Swap	15	2,378
Outright		9
Options		17
	73	3,681
Non-hedging derivatives on interest rate
Interest Rate Swap	14	1,281
	14	1,281
Non-hedging derivatives on commodities
Over the counter	21	394
Other	9	11
	30	405
	117	5,367

Commitments concerning non-hedging derivatives amounted to euro 5,367 million and concern commitments on exchange rate for euro 3,681 million (fair value of euro 73 million), on interest rate for euro 1,281 million (fair value of euro 14 million) and on commodities for euro 405 million (fair value of euro 30 million).

Commitments concerning cash flow hedge derivatives amounted to euro 176 million and concern for euro 171 million hedging derivatives contracts related to the purchase of electricity.

Other assets of euro 220 million (euro 588 million at December 31, 2004) include accrued income and prepaid expenses for anticipated provision of service of euro 49 million (euro 91 million at December 31, 2004), for rentals and fees of euro 16 million (euro 22 million at December 31, 2004) and for premiums due to insurance companies euro 12 million (euro 18 million at December 31, 2004).

At December 31, 2004 other assets include differentials on derivative contracts for euro 316 million, of which euro 242 million related to financing receivables and liabilities.

Non-current activities

7 Fixed assets

Fixed assets of euro 45,013 million (euro 40,586 million at December 31, 2004) consisted of the following:

(million euro)	Net value at the beginning of the year	Investments	Depreciation	Impairment	Exchange rate differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and writedown

Dec. 31, 2004
Land	1,185	7		(8)		(987)	197	274	77
Buildings	608	45	(97)	(4)	5	1,021	1,578	3,159	1,581
Plant and machinery	28,246	2,878	(3,349)	(149)	(769)	3,992	30,849	66,312	35,463
Industrial and commercial equipment	517	159	(120)	(1)	(6)	(127)	422	1,622	1,200
Other assets	286	91	(104)	(1)	(7)	64	329	1,149	820
Fixed assets in progress and advances	8,501	3,605		(166)	(305)	(4,424)	7,211	7,762	551
	39,343	6,785	(3,670)	(329)	(1,082)	(461)	40,586	80,278	39,692
Dec. 31, 2005
Land	197	5		(4)		175	373	421	48
Buildings	1,578	41	(108)	(8)	12	(62)	1,453	3,152	1,699
Plant and machinery	30,849	2,443	(4,240)	(192)	1,827	5,881	36,568	77,806	41,238
Industrial and commercial equipment	422	113	(126)		10	(47)	372	1,623	1,251
Other assets	329	65	(102)		12	14	318	1,182	864
Fixed assets in progress and advances	7,211	3,891		(60)	590	(5,703)	5,929	6,526	597
	40,586	6,558	(4,576)	(264)	2,451	258	45,013	90,710	45,697

Capital expenditures of euro 6,558 million (euro 6,785 million at December 31, 2004) primarily relate to the Exploration & Production segment (euro 4,269 million), Gas & Power segment (euro 1,079 million), Refining & Marketing segment (euro 642 million) and Oilfield Services, Construction and Engineering segment (euro 343 million, of which euro 340 million related to construction and drilling activity). Capital expenditures include financial expense for euro 159 million essentially relating to the Exploration & Production segment (euro 97 million), Refining & Marketing segment (euro 31 million) and Gas & Power segment (euro 29 million). The interest rate used for the capitalization of finance expense was between 2.2% and 6.1%.

Depreciation rates used, with the exclusion of tangible assets depreciated on a UOP basis, were as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro of euro 2,451 million relate to companies whose functional currency is the U.S. dollar (euro 2,300 million).

Impairments of euro 264 million concern primarily mineral assets of the Exploration & Production segment (euro 156 million) and petrochemical assets of Syndial SpA (euro 75 million). The recoverable amount considered in determining the impairment was calculated by discounting the future cash flows using a rate included between 6.5% and 9.8%.

Other changes of euro 258 million include the initial recognition and the reviews to the estimate of dismantling and restoration of sites for euro 576 million essentially related to the Exploration & Production segment (euro 562 million); this increase was partially offset by the change in scope of consolidation of euro 122 million following essentially the sale of Società Azionaria per la Condotta di Acque Potabili SpA (euro 82 million), Acquedotto Vesuviano SpA (euro 20 million) and Acquedotto di Savona SpA (euro 20 million) and the sale of businesses and the elimination of fixed assets of euro 97 million primarily related to the Exploration & Production segment (euro 37 million).

The gross carrying amount of fully depreciated property, plant and equipment that is still in use amount to euro 11,076 million and primarily concerned the gasline network of Snam Rete Gas SpA (euro 3,692 million), refineries and oil deposits of Refining & Marketing segment (euro 2,639 million) and petrochemical plants of Polimeri Europa SpA (euro 1,901 million) and Syndial SpA (euro 1,598 million).

Government grants recorded as decrease of property, plant and equipment amount to euro 965 million (euro 910 million at December 31, 2004).

At December 31, 2005 fixed assets have been pledged for euro 475 million primarily as collateral on debt incurred by Eni (euro 482 million at December 31, 2004).

Assets acquired under financial lease amount to euro 134 million and concern euro 72 million for FPSO ships used by the Exploration & Production segment as support of oil production and treatment activities.

Fixed assets by segment

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Fixed assets, gross:
- Exploration & Production	40,322	49,120
- Gas & Power	20,680	21,517
- Refining & Marketing	8,947	9,420
- Petrochemicals	4,311	4,402
- Oilfield Services Construction and Engineering	3,524	3,878
- Other activities	2,300	2,248
- Corporate and financial companies	194	213
- Elimination of intra-group profits		(88)
	80,278	90,710
Accumulated depreciation, amortization and writedowns:
- Exploration & Production	19,561	24,640
- Gas & Power	7,445	7,757
- Refining & Marketing	5,586	5,864
- Petrochemicals	3,130	3,263
- Oilfield Services Construction and Engineering	1,878	2,031
- Other activities	2,007	2,054
- Corporate and financial companies	85	92
- Elimination of intra-group profits		(4)
	39,692	45,697
Fixed assets, net:
- Exploration & Production	20,761	24,480
- Gas & Power	13,235	13,760
- Refining & Marketing	3,361	3,556
- Petrochemicals	1,181	1,139
- Oilfield Services Construction and Engineering	1,646	1,847
- Other activities	293	194
- Corporate and financial companies	109	121
- Elimination of intra-group profits		(84)
	40,586	45,013

8 Inventories - compulsory stock

Inventories - compulsory stocks of euro 2,194 million (euro 1,386 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Crude oil and petroleum products	1,229	2,037
Natural gas	157	157
	1,386	2,194

Compulsory stocks, are primarily held by Italian companies (euro 1,286 and euro 2,057 million at December 31, 2004 and at December 31, 2005, respectively) and represent certain minimum quantities required by Italian law.

9 Intangible assets

Intangible assets of euro 3,194 million (euro 3,313 million at December 31, 2004) consisted of the following:

(million euro)	Net value at the beginning of the year	Investments	Amortization	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and writedown

Dec. 31, 2004
Intangible assets with a definite life
Costs for research and development	167	549	(634)	25	107	843	736
Industrial patent rights and intellectual property rights	162	60	(137)	89	174	977	803
Concessions, licenses, trademarks and similar items	934	10	(106)	(22)	816	2,154	1,338
Intangible assets in progress and advances	133	71		(145)	59	64	5
Other intangible assets	203	11	(54)	64	224	549	325
	1,599	701	(931)	11	1,380	4,587	3,207
Intangible assets with a indefinite life
Goodwill	1,982	13		(62)	1,933
	3,581	714	(931)	(51)	3,313
Dec. 31, 2005
Intangible assets with a definite life
Costs for research and development	107	699	(683)	41	164	1,059	895
Industrial patent rights and intellectual property rights	174	37	(122)	48	137	1,056	919
Concessions, licenses, trademarks and similar items	816	31	(101)		746	2,205	1,459
Intangible assets in progress and advances	59	74		(57)	76	81	5
Other intangible assets	224	13	(30)	(50)	157	470	313
	1,380	854	(936)	(18)	1,280	4,871	3,591
Intangible assets with a indefinite life
Goodwill	1,933	2		(21)	1,914
	3,313	856	(936)	(39)	3,194

Costs for research and development for euro 164 million mainly concern the purchase of mineral rights (euro 157 million). This item also includes exploration expenditures amortized in the year 2005 for euro 565 million (euro 491 million in the year 2004).

Concessions, licenses, trademarks and similar items for euro 746 million primarily concern the transmission rights for natural gas imported from Algeria (euro 618 million) and concessions for mineral exploration (euro 67 million).

Other intangible assets with a definite life of euro 157 million include royalties for the use of licenses by Polimeri Europa SpA (euro 86 million) and the estimated expenditures for social projects to be incurred following contractual commitments with the Basilicata Region related to mineral development programs in Val d’Agri (euro 32 million).

Depreciation rates used are as follows:

(%)
Costs for research and development	10	-	33
Industrial patent rights and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	7	-	33
Other intangible assets	4	-	25

The gross carrying amount of fully depreciated intangible assets that is still in use amount to euro 10,340 million and primarily concern costs for mineral research of Exploration & Production segment (euro 9,748 million).

Goodwill for euro 1,914 million concerns primarily the Oilfield Services, Construction and Engineering segment (euro 823 million, of which euro 805 million relates to the purchase of Bouygues Offshore SA, now Saipem SA), the Gas & Power segment (euro 817 million, of which euro 803 million relates to the Public Offering for Italgas SpA shares during 2003), the Exploration & Production segment (euro 220 million, of which euro 215 million relates to the purchase of Lasmo Plc, now Eni Lasmo Plc) and the Refining & Marketing segment (euro 51 million).

In order to determine the recoverable amount, goodwill related to the acquisition of Bouygues Offshore SA and Italgas SpA has been allocated to the following cash generating units:

(million euro)	Dec. 31, 2005

Bouygues Offshore SA
Offshore constructions	403
Onshore constructions	165
LNG	159
MMO - Maintenance Modification and Operation	78
805
Italgas SpA
Domestic gas market	706
Foreign gas market	97
803

The recoverable amount of cash generating units is determined based on expected cash flow estimated by using the strategic market assumptions of Eni’s 2006-2009 plan and discounted by using a rate included between 5.6% and 7.7%. For the years not included in the strategic, Eni has used an incremental rate included between 0% and 2%. Key assumptions are based on past experience and take into account the current level of interest rate.

Other changes of euro 39 million primarily relate to the sale of Società Azionaria per la Condotta di Acque Potabili SpA (euro 18 million) and Acquedotto Vesuviano SpA (euro 3 million).

10 Investments

Investments accounted for using the equity method

Investments accounted for using the equity method of euro 3,890 million (euro 3,156 million at December 31, 2004) consisted of the following:

(million euro)	Value of the beginning of the year	Acquisitions and subscriptions	Gain from the valuation of investments accounted for using the equity method	Loss from the valuation of investments accounted for using the equity method	Deduction for dividends	Exchange rate differences	Other changes	Value of the end of the year

Dec. 31, 2004
Investments in unconsolidated subsidiaries	106	11	6	(6)		(4)	(4)	109
Investments in joint ventures	1,851	119	215	(6)	(276)	(47)	90	1,946
Investments in affiliates	947	119	180	(57)	(71)	(19)	2	1,101
	2,904	249	401	(69)	(347)	(70)	88	3,156
Dec. 31, 2005
Investments in unconsolidated subsidiaries	109	30	6	(2)	(3)	10	(4)	146
Investments in joint ventures	1,946	12	375	(27)	(202)	98	120	2,322
Investments in affiliates	1,101	6	389	(4)	(96)	34	(8)	1,422
	3,156	48	770	(33)	(301)	142	108	3,890

Acquisitions and subscriptions for euro 48 million concerned mainly the subscriptions of capital increase of Servizi Porto Marghera Scrl (euro 17 million), Enirepsa Gas Ltd (euro 12 million) and Lasmo Petroleum Development BV (euro 10 million) and the acquisition of Acam Clienti SpA by Eni SpA (euro 6 million).

Gains from the valuation of investments using the equity method of euro 770 million primarily relate to Galp Energia SGPS SA (euro 280 million), Trans Austria Gasleitung GmbH (euro 54 million), Lipardiz Construçao de Estruturas Maritimas Lda (euro 46 million), Unión Fenosa Gas SA (euro 44 million) and Blue Stream Pipeline Co BV (euro 30 million).

Losses from the valuation of investments using the equity method of euro 33 million primarily relate to Geopromtrans Llc (euro 11 million) and Enirepsa Gas Ltd (euro 11 million).

Deduction following the distribution of dividends of euro 301 million primarily relates to Galp Energia SGPS SA (euro 56 million), Trans Europa Naturgas Pipeline GmbH (euro 29 million) and Trans Austria Gasleitung GmbH (euro 28 million) and Supermetanol CA (euro 28 million).

The net carrying value of euro 3,890 million (euro 3,156 million at December 31, 2004) consisted of the following companies:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Net value	Eni’s interest	Net value	Eni’s interest

Unconsolidated subsidiaries:
- Eni Btc Ltd	48	100.00	55	100.00
- Others (*)	61		91
	109		146
Joint ventures:
- Unión Fenosa Gas SA	404	50.00	459	50.00
- Blue Stream Pipeline Co BV	116	50.00	280	50.00
- Raffineria di Milazzo ScpA	168	50.00	172	50.00
- EnBW - Eni Verwaltungsgesellschaft mbH	150	50.00	168	50.00
- Azienda Energia e Servizi Torino SpA	171	49.00	165	49.00
- Eteria Parohis Aeriou Thessalonikis AE	151	49.00	152	49.00
- Super Octanos CA	82	49.00	113	49.00
- Trans Austria Gasleitung GmbH	60	89.00	88	89.00
- Supermetanol CA	59	34.51	88	35.20
- Unimar Llc	97	50.00	84	50.00
- FPSO Mystras - Produção de Petroleo Lda	75	50.00	73	50.00
- Lipardiz Construção de Estruturas Maritimas Lda	20	50.00	66	50.00
- Transmediterranean Pipeline Co Ltd	57	50.00	63	50.00
- Siciliana Gas SpA	52	50.00	60	50.00
- Toscana Gas SpA	56	46.10	55	46.10
- Eteria Parohis Aeriou Thessalias EA	41	49.00	39	49.00
- Transitgas AG	32	46.00	32	46.00
- CMS&A Wll	15	20.00	31	20.00
- Others (*)	140		134
	1,946		2,322
Affiliates:
- Galp Energia SGPS SA	670	33.34	896	33.34
- United Gas Derivatives Co (UGDG)	97	33.33	128	33.33
- Fertilizantes Nitrogenados de Oriente CEC	75	20.00	92	20.00
- Haldor Topsøe AS	39	50.00	62	50.00
- Acam Gas SpA	44	49.00	45	49.00
- Distribuidora de Gas del Centro SA	37	31.35	41	31.35
- Termica Milazzo Srl	27	40.00	21	40.00
- Others (*)	112		137
	1,101		1,422
	3,156		3,890

(*)	Each individual amount included herein does not exceed euro 25 million.

The net value of investments in unconsolidated subsidiaries and affiliates include the differences between purchase price and Eni’s equity in the investments of euro 553 million. Such differences relate to Unión Fenosa Gas SA (euro 195 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 180 million), Galp Energia SGPS SA (euro 107 million) and Azienda Energia e Servizi Torino SpA (euro 71 million).

Provisions for losses related to investments of euro 21 million (euro 30 million at December 31, 2004), included in the provisions for contingencies, relate essentially to Geopromtrans Llc (euro 19 million).

Other investments

Other investments of euro 421 million (euro 529 million at December 31, 2004) consisted of the following:

(million euro)	Net value at the beginning of the year	Acquisitions and subscriptions	Sales	Exchange rate differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Accumulated impairment charges

Dec. 31, 2004
Unconsolidated subsidiaries	79				(1)	78	86	8
Affiliates	106	2			(1)	107	117	10
Other investments	316	65	(18)	(20)	1	344	398	54
	501	67	(18)	(20)	(1)	529	601	72
Dec. 31, 2005
Unconsolidated subsidiaries	78	1			(38)	41	68	27
Affiliates	107		(100)		2	9	9
Other investments	344	23	(30)	41	(7)	371	375	4
	529	24	(130)	41	(43)	421	452	31

Other investments related to unconsolidated subsidiaries and affiliates are valued at cost adjusted for impairment. Investments in other companies are essentially valued at cost adjusted for impairment, because the fair value cannot be reliably determined.

Acquisitions and subscriptions for euro 24 million essentially concern the subscriptions to the capital increase of Darwin LNG Pty Ltd (euro 22 million).

Sales of euro 130 million essentially relate to the sale of Erg Raffinerie Mediterranee SpA (euro 100 million) and Discovery Producer Services Llc (euro 20 million).

The net carrying amount of Other investments of euro 421 million (euro 529 million at December 31, 2004) concerned the following companies:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Net value	Eni’s interest	Net value	Eni’s interest

Unconsolidated subsidiaries (*)	78		41
Affiliates:
- Erg Raffinerie Mediterranee SpA	100	28.00
- Others (*)	7		9
	107		9
Other investments:
- Darwin LNG Pty Ltd	89	12.04	126	12.04
- Nigeria LNG Ltd	86	10.40	100	10.40
- Ceska Rafinerska AS	30	16.33	35	16.33
- Discovery Producer Services Llc	19	16.67
- Interconnector (UK) Ltd	23	4.62	27	5.00
- Others (*)	97		83
	344		371
	529		421

(*)	Each individual amount included herein does not exceed euro 25 million.

The provisions for losses related to investments of euro 64 million (euro 61 million at December 31, 2004), included in the provisions for contingencies, concerned the following companies:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	39	35
Caspian Pipeline Consortium R - Closed Joint Stock Co	16	21
Other investments	6	8
	61	64

The following are the amounts, according to Eni’s interest, from the last available financial statements of unconsolidated subsidiaries, joint ventures and affiliates:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Unconsolidated subsidiaries	Joint ventures	Affiliates	Unconsolidated subsidiaries	Joint ventures	Affiliates

Total assets	1,341	6,699	3,603	1,404	7,423	2,763
Total liabilities	1,227	4,755	2,530	1,263	5,161	1,295
Net sales from operations	63	4,361	4,250	63	4,617	1,560
Operating profit	(4)	318	115	(1)	609	176
Net profit	(1)	172	38	(2)	328	371

Total assets and total liabilities relating to unconsolidated companies of euro 1,404 and euro 1,263 million (euro 1,341 and euro 1,227 million at December 31, 2004) concern for euro 1,004 and euro 1,004 (euro 935 and euro 935 million at December 31, 2004) companies for which the consolidation does not produce significant effects.

11 Other financial assets

Other financial receivables of euro 1,050 million (euro 936 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Financial receivables	913	1,001
Securities	23	49
	936	1,050

Financial receivables are presented net of an impairment charge of euro 25 million (euro 21 million at December 31, 2004).

Financial receivables of euro 1,001 million (euro 913 million at December 31, 2004) concern receivables made for operating purposes for euro 754 million (euro 673 million at December 31, 2004) and non-operating financial receivables for euro 247 million (euro 240 million at December 31, 2004), of which euro 241 million related to a fixed deposit held by Eni Lasmo Plc as a guarantee of a debt issue (euro 234 million at December 31, 2004). Financial receivables made for operating purposes primarily concern the Gas & Power segment (euro 499 million) and the Exploration & Production segment (euro 170 million). The increase in financial receivables made for operating purposes of euro 81 million primarily concern the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 96 million).

Receivables in currency other than euro amount to euro 845 million (euro 712 million at December 31, 2004).

Receivables due beyond 5 years amount to euro 625 million (euro 402 million at December 31, 2004).

Securities of euro 49 million are considered held-to-maturity investments and concern securities issued by the Italian Government for euro 22 million and securities issued by Italian and foreign financial entities for euro 27 million.

At January 1, 2005, the date of the first application of IAS 32 and 39, securities for euro 50 million were reclassified as held-to-maturity.

Securities for euro 21 million concern securities made for operating purposes (euro 22 million at December 31, 2004).

The valuation at the fair value of other financial assets did not have any significant effect.

12 Deferred tax assets

Deferred tax assets of euro 1,861 million (euro 1,827 million at December 31, 2004) are net of deferred tax liabilities for which Eni possesses the legal right of offset of euro 3,347 million (euro 2,346 million at December 31, 2004).

(million euro)	Value at Dec. 31, 2004	Additions	Deductions	Exchange rate differences	Other changes	Value at Dec. 31, 2005

1,827	1,778	(927)	158	(975)	1,861

Other changes of euro 975 million primarily concern the set-off, for each company, of deferred tax assets with deferred tax liabilities (euro 1,035 million). Such decrease has been partially offset by provisions to the reserves of the shareholders’ equity following the first application of IAS 32 and 39 (euro 60 million).

Deferred tax assets are described in Note 21.

13 Other non-current assets

Other non-current assets of euro 995 million (euro 1,008 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Accounts receivable from:
- Italian tax authorities
. income tax credits	506	508
. interest on tax credits	294	309
. value added tax (VAT)	55	37
. other	8	7
	863	861
- foreign tax authorities	49	44
	912	905
Other receivables	32	79
Other non-current assets	64	11
	1,008	995

Current liabilities

14 Current financial liabilities

Current financial liabilities of euro 4,612 million (euro 4,150 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Banks	2,189	3,894
Financial liabilities represented by commercial papers	1,540	60
Other financing institutions	421	658
	4,150	4,612

The increase of current financial liabilities of euro 462 million is primarily due to the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 595 million). Such increase has been partially offset by the balance of payments and new proceeds of liabilities (euro 144 million).

Short-term debt by currency was as follows:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Euro	2,393	4,029
U.S. Dollar	1,329	323
British Pound	253	4
Other currencies	175	256
	4,150	4,612

The weighted average interest rate of Eni’s short-term debt was 2.5% and 2.8% for the years ended December 31, 2004 and 2005, respectively.

On December 31, 2005 Eni maintained committed and uncommitted unused lines of credit for euro 5,855 and euro 4,783 million, respectively (euro 5,304 million and euro 7,771 million, respectively, at December 31, 2004). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

15 Trade and other payables

Trade and other payables of euro 13,095 million (euro 10,533 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Trade payables	5,837	8,170
Advances	1,211	1,184
Other payables	3,485	3,741
	10,533	13,095

Trade payables of euro 8,170 million increased by euro 2,333 million in 2005 as compared to 2004. Such increase primarily concerns the Gas & Power segment (euro 969 million), Refining & Marketing segment (euro 577 million) and Exploration & Production segment (euro 334 million) and includes the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 137 million).

Advances of euro 1,184 million (euro 1,211 million at December 31, 2004) concern payments received in excess of the value of the work in progress performed for euro 550 million (euro 554 million at December 31, 2004), advances on contract work in progress for euro 309 million (euro 47 million at December 31, 2004) and other advances for euro 325 million (euro 610 million December 31, 2004). Advances on contract work in progress of euro 859 million (euro 601 million at December 31, 2004) concern the Oilfield Services, Construction and Engineering segment.

Other payables of euro 3,741 million (euro 3,485 million at December 31, 2004) included the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Payables due to:
- joint venture operators in exploration and production	655	1,264
- suppliers in relation to investments	996	951
- employees	264	314
- Italian governmental entities	240	313
- social security entities	232	229
	2,387	3,071
Cautionary deposit	20	6
Other payables	1,078	664
	3,485	3,741

Payables with related parties are described in Note 32.

16 Taxes payable

Taxes payable of euro 3,430 million (euro 2,498 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Income taxes payable	1,200	1,742
Customs and excise duties	793	896
Other	505	792
	2,498	3,430

Taxes payable of euro 1,742 million increased by euro 542 million. The increase resulted primarily from foreign companies for euro 622 million following the increase of profit before income taxes and the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 73 million); such increase was partially offset by the decrease of the income taxes of Italian companies (euro 80 million).

17 Other current liabilities

Other current liabilities of euro 613 million (euro 505 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Fair value of non-hedging derivatives		378
Fair value of cash flow hedge derivatives		5
Other liabilities	505	230
	505	613

At January 1, 2005, the first application of IAS 32 and 39, resulted in the accounting at the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments for an amount, net of differentials on derivative contracts, of euro 82 million with a corresponding entry to the shareholders’ equity (euro 36 million) and to deferred tax assets (euro 46 million).

Fair value of non-hedging derivative contracts of euro 378 million consisted of the following:

(million euro)	Fair value	Commitments

Non-hedging derivatives on exchange rate
Currency Swap	139	6,370
Interest Currency Swap	73	2,316
Other	2	57
	214	8,743
Non-hedging derivatives on interest rate
Interest Rate Swap	101	5,145
	101	5,145
Non-hedging derivatives on commodities
Options	23	17
Over the counter	21	323
Future	5	67
Other	14	10
	63	417
	378	14,305

Commitments concerning cash flow hedge derivatives amounted to euro 42 million and concerned commitments on exchange rate derivatives.

At December 31, 2004 other liabilities of euro 505 million included differentials on derivative contracts for euro 141 million, of which euro 46 million related to financing receivables and liabilities.

Non-current liabilities

18 Long-term debt and current portion of long-term debt

Long-term debt and the current portion of long-term debt, including the relevant expiration dates, were as follows:

(million euro)	December 31,	Long-term maturity

Type of debt instrument	Maturity range	2004	2005	Current maturity 2006	2007	2008	2009	2010	After	Total

Banks:
- ordinary loans	2006-2017	2,166	2,174	261	493	150	272	248	750	1,913
- interest rate assisted loans	2006-2013	101	45	32	4	3	2	2	2	13
- other financings	2006	9	3	3
Ordinary bonds	2006-2027	5,331	5,339	391	705	471	126	939	2,707	4,948
Other financing institutions	2006-2019	927	825	46	137	37	124	181	300	779
		8,534	8,386	733	1,339	661	524	1,370	3,759	7,653

Long-term debt of euro 8,386 million including the current portion of long-term debt, decreased by euro 148 million. Such decrease is primarily due to the balance of payments and new proceeds of liabilities (euro 376 million) and to the effect of exchange rate differences on the alignment to the year end exchange rate of debts denominated in currencies other than functional currency (euro 309 million) and, as increase, to the effect of exchange rate differences on the translation of financial statements prepared in currencies other than euro (euro 478 million).

Eni entered into financing arrangements with the European Investment Bank, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s Consolidated Financial Statementsor of a rating not inferior to A - (S&P) and A3 (Moodys). At December 31, 2004 and 2005, the amount of short and long-term debt subject to restrictive covenants was euro 1,104 million and euro 1,258 million, respectively. Furthermore, Saipem SpA entered into financing arrangements with banks for euro 275 million (euro 300 million), that require maintenance of certain financial ratios generally based on Saipem’s Consolidated Financial Statements. Eni and Saipem are in compliance with the covenants contained in its financing arrangements.

Bonds of euro 5,339 million concern bonds issued within the Medium Term Notes Program for a total of euro 4,365 million and other bonds for a total of euro 974 million.

Bonds as of December 31, 2005, including the issuing entity, the expiration dates and the interest rates, by currency, were as follows:

Amount	Discount on bond issue and accrued expense	Total	Value	Maturity	% rate

(million euro)	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	41	1,541	Euro		2013		4.625
- Eni Coordination Center SA	876	(2)	874	British pound	2007	2019	4.875	5.250
- Eni Coordination Center SA	516	5	521	Euro	2007	2015	variable
- Eni SpA	500	16	516	Euro		2010		6.125
- Eni Coordination Center SA	274	5	279	Euro	2008	2024	2.876	5.050
- Eni Coordination Center SA	216	3	219	U.S. dollar	2013	2015	4.450	4.800
- Eni Coordination Center SA	161	4	165	U.S. dollar	2006	2007	variable
- Eni Coordination Center SA	152		152	Japanese yen	2008	2021	0.810	2.320
- Eni Coordination Center SA	83	1	84	Swiss franc	2006	2010	1.750	2.043
- Eni Coordination Center SA	14		14	Swiss franc		2007	variable
	4,292	73	4,365
Other bonds:
- Eni USA Inc	339	2	341	U.S. dollar		2027		7.300
- Eni USA Inc	254	1	255	U.S. dollar		2006		7.500
- Eni Lasmo Plc (*)	219	(11)	208	British pound		2009		10.375
- Eni USA Inc	170		170	U.S. dollar		2007		6.750
	982	(8)	974
	5,274	65	5,339

(*)	The bond is guaranteed by a fixed deposit recorded under non-current financial assets (euro 241 million).

Bonds due within 18 months amount to euro 435 million and concern Eni USA Inc (euro 255 million) and Eni Coordination Center SA (euro 180 million). During 2005 Eni issued bonds for euro 441 million through Eni Coordination Center SA.

Long-term debt and the current portion of long-term debt, including the weighted average interest rates, by currency, was as follows:

Dec. 31, 2004 (million euro)	Average rate	Dec. 31, 2005 (million euro)	Average rate

Euro	5,704	3.3	5,344	3.6
U.S. dollar	1,476	6.4	1,709	7.0
British pound	1,082	6.1	1,082	5.3
Japanese yen	96	1.4	153	1.4
Swiss franc	146	1.1	98	2.6
Other currencies	30	8.7
	8,534		8,386

On December 31, 2005 Eni maintained committed unused lines of credit for euro 1,070 million (euro 710 million at December 31, 2004). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

Financial liabilities for euro 251 million are guaranteed by mortgages and liens on fixed assets of consolidated companies and by pledges on securities and fixed deposits (euro 274 million at December 31, 2004).

Fair value of long-term debt, including the current portion of long-term debt, amounts to euro 8,732 million (euro 8,748 million at December 31, 2004) and consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Banks	2,276	2,222
Ordinary bonds	5,509	5,633
Other financing institutions	963	877
	8,748	8,732

Fair value was calculated by discounting the future cash flows using rates between 2.8% and 5% (2.4% and 5.2% at December 31, 2004).

19 Provisions for contingencies

Provisions for contingencies of euro 7,679 million (euro 5,736 million at December 31, 2004) consisted of the following:

(million euro)	Value at Dec. 31, 2004	Additions	Deductions	Other changes	Value at Dec. 31, 2005

Provisions for site restoration and abandonment	1,967	694	(108)	95	2,648
Provisions for environmental risks	1,649	522	(157)	89	2,103
Loss adjustments and actuarial provisions for Eni’s insurance companies	573	100	(18)	52	707
Provisions for contract penalties and disputes	208	359	(36)	3	534
Provisions for revision of selling prices		321			321
Provisions for taxes	235	87	(38)	25	309
Provisions for restructuring or decommissioning of production facilities	214	94	(113)		195
Provisions for OIL insurance	91	36			127
Provisions for losses related to investments	91	24	(3)	(27)	85
Provisions for onerous contracts		71	(6)	15	80
Provisions for prize promotion	63	52	(57)	(6)	52
Other (*)	645	264	(173)	(218)	518
	5,736	2,624	(709)	28	7,679

(*)	Each individual amount included herein does not exceed euro 50 million.

Provisions for site restoration and abandonment of euro 2,648 million represent primarily the estimated costs for well-plugging, abandonment and site restoration (euro 2,613 million). The provisions of the year of euro 694 million include the initial recognition and the reviews to the estimate of dismantling and restoration of sites recognized as a balancing entry to the asset to which they refers (euro 592 million) and financial expense due to the passage of time charged to the profit and loss account (euro 102 million); the discount rate used is included between 3% and 5.4%. Other changes of euro 95 million include exchange rate differences on the translation of financial statements prepared in currencies other than euro (euro 109 million).

Provisions for environmental risks of euro 2,103 million represent, primarily, the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,445 million), the Refining & Marketing segment (euro 405 million), the Corporate and financial companies aggregate, relating to guarantees issued in relation to properties sold (euro 122 million) and the Gas & Power segment (euro 61 million). Provisions in 2005 of euro 522 million primarily concern the Refining & Marketing segment (euro 282 million), Syndial SpA (euro 170 million) and the Corporate and financial companies aggregate (euro 50 million).

Loss adjustments and actuarial provisions for Eni’s insurance companies of euro 707 million represent the liabilities accrued for claims on insurance policies underwritten by Eni’s captive insurance company. Deductions of euro 18 million concern deductions not corresponding to cash expenditures as regards to the reported accidents.

Provisions for contract penalties and disputes of euro 534 million are based on Eni’s best estimate of the expected probable liability. Provisions of the year for euro 359 million primarily concern the fine imposed on February 15, 2006 by the Antitrust Authority on Eni (euro 290 million). Deductions of euro 36 million concern deductions not corresponding to cash expenditures for euro 23 million.

Provisions for the revision of selling prices of euro 321 million primarily concern the provision for the estimated adverse impact of the application of Decision 248/2004 by the Italian Authority for Electricity and Gas from January 1, 2005 affecting the parameters for the upgrading of the raw material component in price formulas for end users (euro 225 million).

Provisions for taxes of euro 309 million primarily include charges for unsettled tax claims to uncertain application of the tax regulation for foreign companies of the Exploration & Production segment (euro 268 million). Deductions of euro 38 million concern deductions not corresponding to cash expenditures for euro 30 million.

Provisions for restructuring or decommissioning of production facilities of euro 195 million mainly represent the estimated costs related to divestments and facilities closures of the Refining & Marketing segment (euro 156 million). Deductions of euro 113 million concern deductions not corresponding to cash expenditures for euro 28 million.

Provisions for OIL insurance of euro 127 million include the provisions related to the increase of charges that will be paid in the next 5 years period, due by Eni for participation in the mutual insurance of Oil Insurance Ltd, following to the greater number of accidents occurred in 2004 and 2005.

Provisions for losses on investments of euro 85 million represent losses incurred to date in excess of the carrying value of investments (see Note 10).

Provisions for onerous contracts of euro 80 million concern Syndial SpA and relate to contracts for which the termination or execution costs exceed the benefits arising from that contract.

Provisions for prize promotion of euro 52 million include the provisions of the Refining & Marketing segment in relation to promotions directed towards the attainment of an increase on sales volumes on the Agip branded network and intended for station operators, for truckers and motorists that perform the fuel fill-up at the "Isole Fai da Te".

Deductions of other provisions of euro 173 million include deductions not corresponding to cash expenditures for euro 53 million, of which euro 27 million concern provisions for long-term construction contracts.

Other changes of euro 28 million include exchange differences due to the translation of financial statements prepared in currencies other than euro of euro 159 million; such increase has been partially offset by reclassifications essentially to social projects and financial receivables (euro 140 million).

20 Provisions for employee benefits

Provisions for employee benefits of Eni Group concern indemnities upon termination of employment, pension plans with benefits measured in consideration of the employee’s year compensation preceding the retirement and other benefits.

Provisions for indemnities upon termination of employment essentially concern the provisions for employee termination indemnities ("TFR"), regulated by article 2120 of the Italian Civil Code. The indemnity is paid out as capital and is determined by the total of the provisions set aside, calculated in consideration of the employee’s compensation during the service period, and revalued until the retirement. Provisions to TFR, considered for the determination of liabilities and costs, are net of the amounts paid to pension funds.

Pension funds concern defined benefit plans of foreign companies located, primarily, in United Kingdom, Nigeria and Germany. Benefits consist of a return on capital determined on the basis of the length of service and the compensation paid in the last year of service or an average annual compensation paid in a determined period preceding the retirement.

Other benefits essentially concern the supplementary medical reserve for Eni managers (FISDE) and jubilee awards. Liability and costs related to FISDE are calculated on the basis of the contributions paid by the company for the retired managers. Jubilee awards are benefits due following the attainment of a minimum period of service and, regarding to the Italian companies, they consist of a remuneration in kind.

The value of employee benefits for the periods indicated consisted of the following:

Foreign pension plans

(million euro)	TFR	Gross liability	Plan assets	Net liability	Other benefits	Total

Dec. 31, 2004
Current value of benefit obligation at beginning of year	521	483	(224)	259	130	910
Current cost	54	17		17	3	74
Interest cost	25	25		25	6	56
Expected return on plan assets			(14)	(14)		(14)
Contributions paid		1	(21)	(20)		(20)
Actuarial gains/losses	29	46	(7)	39	8	76
Benefits paid	(52)	(18)	11	(7)	(9)	(68)
Amendments		11		11		11
Exchange rate differences and other changes		11	(2)	9		9
Current value of benefit obligation at end of year	577	576	(257)	319	138	1.034
Dec. 31, 2005
Current value of benefit obligation at beginning of year	577	576	(257)	319	138	1.034
Current cost	59	18		18	5	82
Interest cost	25	30		30	6	61
Expected return on plan assets			(16)	(16)		(16)
Contributions paid		1	(46)	(45)		(45)
Actuarial gains/losses	47	66	(24)	42	(6)	83
Benefits paid	(49)	(19)	11	(8)	(10)	(67)
Amendments		3		3		3
Economic effect of curtailment or settlement of the plan	(6)	(5)		(5)		(11)
Exchange rate differences and other changes		87	(27)	60		60
Current value of benefit obligation at end of year	653	757	(359)	398	133	1,184

Gross liability relating foreign pension plans of euro 757 million (euro 576 million at December 31, 2004) includes pension plans with no plan assets for euro 180 million (euro 166 million at December 31, 2004).

Current value of benefit obligation of foreign pension plans includes liabilities of joint ventures operating in exploration and production activities.

Current value of the obligation relating other benefits of euro 133 million (euro 138 million at December 31, 2004) concern primarily FISDE for euro 96 million and jubilee awards for euro 29 million (euro 106 million and euro 26 million at December 31, 2004, respectively).

Reconciliation of net liabilities for benefits recorded in the balance sheets was as follows:

(million euro)	TFR	Foreign pension plans	Other benefits	Total

Dec. 31, 2004
Current value of the benefit obligation	577	319	138	1,034
Actuarial gains/losses not recognized	(18)	(16)	(7)	(41)
Past service cost not recognized		(11)		(11)
Provisions for employee benefits	559	292	131	982
Dec. 31, 2005
Current value of the benefit obligation	653	398	133	1,184
Actuarial gains/losses not recognized	(76)	(71)	3	(144)
Past service cost not recognized		(9)		(9)
Provisions for employee benefits	577	318	136	1,031

Fund for employee benefits of foreign pensions plan of euro 318 million (euro 292 million at December 31, 2004) includes liabilities of joint ventures operating in exploration and production activities for euro 95 million and euro 130 million at December 31, 2004 and 2005, respectively; a receivable was recorded against such liability.

Fund for other benefits of euro 136 million (euro 131 million at December 31, 2004) concern primarily FISDE for euro 99 million and jubilee awards for euro 29 million (euro 99 million and euro 26 million at December 31, 2004, respectively).

Costs for employee benefits recorded in the profit and loss account consisted of the following:

(million euro)	TFR	Foreign pension plans	Other benefits	Total

2004
Current cost	54	17	3	74
Interest cost	25	25	6	56
Expected return rate on plan assets		(14)		(14)
Amortization of past service cost		1		1
Amortization of actuarial gains/losses			1	1
Total cost	79	29	10	118
2005
Current cost	59	18	5	82
Interest cost	25	30	6	61
Expected return rate on plan assets		(16)		(16)
Amortization of past service cost		3	1	4
Amortization of actuarial gains/losses			6	6
Economic effect of curtailment or settlement of the plan	(6)	(4)	(1)	(11)
Total cost	78	31	17	126

Costs for other benefits of euro 17 million (euro 10 million at December 31, 2004) concern FISDE for euro 7 million and jubilee awards for euro 7 million (euro 6 million and euro 3 million at December 31, 2004, respectively).

Principal actuarial assumptions used for the valuation of employee benefits consisted of the following:

(%)	TFR	Foreign pension plans	Other benefits

2004
Principal actuarial assumptions
Discount rate	4.5	6.0-7.9	4.0-5.0
Rate of compensation increase	2.7-4.5	3.0-6.8
Expected return rate on plan assets		7.0
Rate of price inflation	2.3	2.0-4.6	2.0-2.3
2005
Principal actuarial assumptions
Discount rate	4.0	4.5-7.3	4.5-4.7
Rate of compensation increase	2.7-4.5	3.0-5.8	3.5
Expected return rate on plan assets		7.2
Rate of price inflation	2.0	2.0-4.9	2.3-2.4

Foreign plan assets consisted of the following:

(%)	Plan assets	Expected return

Dec. 31, 2005
Securities	50.2	7.4
Bonds	35.0	4.9
Investment property	1.7	8.1
Other	13.1	10.5
Total	100.0

21 Deferred tax liabilities

Deferred tax liabilities of euro 4,890 million (euro 3,948 million at December 31, 2004) are net of deferred tax assets for which Eni possesses the legal right of offset.

(million euro)	Value at Dec. 31, 2004	Additions	Deductions	Exchange rate differences	Other changes	Value at Dec. 31, 2005

3,948	2,136	(484)	331	(1,041)	4,890

Other changes of euro 1,041 million primarily concern the set-off, for each company, of tax assets and deferred tax liabilities (euro 1,035 million). Such change has been partially offset by provisions to the reserves of the shareholders’ equity following the first application of IAS 32 and 39 (euro 50 million) and valuation at fair value of financial instruments (euro 2 million).

Deferred tax liabilities consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Deferred income taxes	6,002	8,237
Deferred income taxes available to be offset	(2,054)	(3,347)
	3,948	4,890
Deferred income taxes not available to be offset	(1,827)	(1,861)
Net deferred tax liabilities	2,121	3,029

The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(million euro)	Value at Dec. 31, 2004	Additions	Deductions	Exchange rate differences	Other changes	Value at Dec. 31, 2005

Deferred tax liabilities:
- accelerated tax depreciation on fixed assets	3,885	1,378	(235)	274	553	5,855
- application of the weighted average cost method in evaluation of inventories	300	351	(2)			649
- site restoration and abandonment (fixed assets)	104	234	(35)	8	38	349
- capitalized interest expense	219	12	(12)		26	245
- other	1,494	161	(200)	49	(365)	1,139
	6,002	2,136	(484)	331	252	8,237
Deferred tax assets:
- assets revaluation as per Law 342/2000 and 448/2001	(1,177)		79		2	(1,038)
- site restoration and abandonment (provisions for contingencies)	(870)	(355)	130	(37)	94	(1,096)
- non deductible amortization	(324)	(401)	178	(77)	(244)	(868)
- accruals for doubtful accounts and provisions for contingencies	(513)	(487)	159		2	(839)
- tax loss carryforwards	(102)	(59)	58	(15)	(42)	(160)
- other	(895)	(476)	323	(29)	(130)	(1,207)
	(3,881)	(1,778)	927	(158)	(318)	(5,208)
Net deferred tax liabilities	2,121	358	443	173	(66)	3,029

Deferred tax assets are recognized to the extent that expected future fiscal profits are considered sufficient for the utilization of these assets.

No deferred tax liabilities have been recognized in relation to the reserves of consolidated subsidiaries because such reserves are not expected to be distributed (euro 269 million).

Under the Italian fiscal laws, tax losses can be carried forward in the five subsequent periods, excepting losses suffered in the first three periods of life of the company that can be carried forward without limit. Tax losses of foreign companies can be carry forward on average for more than five periods and for a considerable part can be carried forward without limit. Tax recover correspond to a tax rate of 33% for Italian companies and to an average tax rate of 30% for foreign companies.

Tax losses amount to euro 1,818 million and can be used in the following periods:

(million euro)	Italian companies	Foreign companies

2006		10
2007		7
2008	11	66
2009	8	43
2010		46
Over 2010		234
Without limit		1,393
	19	1,799

Tax losses for which is expected the utilization amount to euro 547 million and essentially concern foreign companies (euro 536 million); the relevant deferred tax assets amount to euro 160 million, of which euro 158 million concern foreign companies.

22 Other non-current liabilities

Other non-current liabilities of euro 897 million (euro 427 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Income tax liabilities	23
Other payables	204	767
Other liabilities	200	130
	427	897

Other payables of euro 767 million (euro 204 million at December 31, 2004) concern payables related to capital expenditures for euro 597 million.

Other liabilities at December 31, 2004 of euro 200 million include the fair value of fixed interest rate financial liabilities of Lasmo Plc (now Eni Lasmo Plc) for euro 2 million.

23 Shareholders’ equity

Minority interest

Minority interest in profit and shareholders’ equity relate to the following consolidated subsidiaries:

(million euro)	Net profit	Shareholders’ equity

2004	2005	Dec. 31, 2004	Dec. 31, 2005

Snam Rete Gas SpA	331	321	2,025	1,158
Saipem SpA	133	115	846	915
Tigáz Tiszántúli Gázszolgáltató Részvénytársaság	4	6	78	82
Others	14	17	217	194
	482	459	3,166	2,349

The decrease in the shareholders’ equity of Snam Rete Gas SpA of euro 867 million concern the distribution of an extraordinary dividend of which euro 1,171 million was paid to minority interest.

Eni shareholders’ equity

(million euro)	Value at Dec. 31, 2004	Value at Dec. 31, 2005

Share capital	4,004	4,005
Legal reserve	959	959
Cumulative translation adjustment reserve	(687)	941
Reserve for treasury shares	5,392	5,345
Treasury shares	(3,229)	(4,216)
Other reserves	3,965	5,351
Retained earnings	14,911	17,381
Net profit for the period	7,059	8,788
Interim dividend		(1,686)
	32,374	36,868

Share capital

At December 31, 2005 Eni SpA had 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (4,004,424,476 shares at December 31, 2004). The increase concerns the issuing under the stock grant plan of 934,400 shares with a nominal value of euro 1 each subscribed by managers following the expiration of the plan issued in 2002 (883,300 shares) and the agreed termination of employment (51,100 shares). On May 27, 2005 Eni’s Shareholders Meeting decided a dividend distribution of euro 0.90 per share, with the exclusion of treasury shares. The cash dividend was made available for payment on June 23, 2005 and the ex-dividend date was June 20, 2005.

Legal reserve

The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Civil Code.

Cumulative translation adjustment reserve

The cumulative translation adjustment reserve represents exchange differences due to the translation of financial statements prepared in currencies other than euro.

Reserve for treasury shares

The reserve for treasury shares of euro 5,345 million (euro 5,392 million at December 31, 2004) contains earnings destined to purchase shares in accordance with the decisions of Eni’s Shareholders’ Meetings. The decrease of euro 47 million concern the sale and the grant of treasury shares to the Group managers following the stock option and stock grant plans.

Treasury shares

Treasury shares amount to euro 4,216 million (euro 3,229 million at December 31, 2004) and consist of 278,013,975 ordinary shares nominal value euro 1 owned by Eni SpA (234,394,888 ordinary shares nominal value euro 1 at December 31, 2004). Treasury shares of euro 237 million (euro 286 million at December 31, 2004), are represented by 17,428,300 shares (21,006,600 shares at December 31, 2004) and are destined to 2002-2004 and 2005 stock option plans (14,004,500 shares) and 2003-2005 stock grant plans (3,423,800 shares). The decrease of 3,578,300 shares consisted of the following:

(million euro)	Stock option	Stock grant	Total

Number of shares at December 31, 2004	14,574,000	6,432,600	21,006,600
- reclassifications (*)	2,658,400	(2,658,400)
	17,232,400	3,774,200	21,006,600
- rights exercised	(3,106,400)	(339,100)	(3,445,500)
- rights cancelled	(121,500)	(11,300)	(132,800)
	(3,227,900)	(350,400)	(3,578,300)
Number of shares at December 31, 2005	14,004,500	3,423,800	17,428,300

(*)	The reclassifications have been decided in accordance with the decision of Eni’s Shareholders’ Meeting of May 27, 2005.

At December 31, 2005 options and grants outstanding were 13,379,600 shares and 3,127,200 shares, respectively. Options refer to the 2002 stock plan for 903,100 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 4,106,500 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 3,659,000 shares with an exercise price of euro 16.576 per share and to the 2005 stock plan for 4,711,000 shares with an exercise price of euro 22.512 per share.

Other reserves

Other reserves of euro 5,351 million (euro 3,965 million at December 31, 2004) refer to Eni distributable reserve for euro 5,219 million (euro 3,896 million at December 31, 2004) and for euro 35 million to the reserve for the valuation at fair value of securities available for sale and cash flow hedge derivatives. The increase of Eni distribuitable reserve of euro 1,323 million primarily concern the destination of the residual income for 2004 (euro 1,300 million), in accordance with the decisions of Eni’s Shareholders’ Meetings of May 27, 2005. The valuation at fair value of securities available for sale and cash flow hedge derivatives consists of the following:

Securities available for sale	Cash flow hedge derivatives	Total

(million euro)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of January 1, 2005	19	(6)	13				19	(6)	13
Changes of the year	8	(2)	6	27	(11)	16	35	(13)	22
Reserve as of December 1, 2005	27	(8)	19	27	(11)	16	54	(19)	35

Interim dividend

Interim dividend of euro 1,686 million concerned the interim dividend for the year 2005 for euro 0.45 per share, with the exclusion of treasury shares, as decided by Eni’s Shareholders’ Meetings in accordance with article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on October 27, 2005.

Distributable reserves

At December 31, 2005 Eni shareholders’ equity included distributable reserves for approximately euro 36,000 million, a portion of which is subjected to taxation upon distribution. Deferred tax liabilities have been recorded in relation to the reserves expected to be distributed (euro 32 million).

Reconciliation of statutory net profit and shareholders’ equity to consolidated net profit and shareholders’ equity

(million euro)	Net profit	Shareholders’ equity

2004	2005	Dec. 31, 2004	Dec. 31, 2005

As recorded in Eni SpA’s financial statements (Italian GAAP)	4,684	5,288	29,433	29,656
Treasury shares			(3,229)	(4,216)
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated companies as accounted for in Eni SpA financial statements	4,444	2,718	9,470	13,483
Consolidation adjustments:
- difference between cost and underlying value of equity	(112)	(44)	2,592	2,558
- elimination of tax adjustments and compliance with accounting policies	(2,197)	1,617	(244)	313
- elimination of unrealized intercompany profits	(235)	(40)	(2,498)	(2,677)
- deferred taxation	612	(313)	(133)	2
- other adjustments	345	21	149	98
	7,541	9,247	35,540	39,217
Minority interest	(482)	(459)	(3,166)	(2,349)
As recorded in Consolidated Financial Statements (IFRS)	7,059	8,788	32,374	36,868

24 Guarantees, commitments and risks

Guarantees

Guarantees of euro 12,862 million (euro 12,667 million at December 31, 2004) consisted of the following:

Dec. 31, 2004	Dec. 31, 2005

(million euro)	Unsecured guarantees	Other guarantees	Secured guarantees	Total	Unsecured guarantees	Other guarantees	Secured guarantees	Total

Consolidated companies		3,228		3,228		5,839		5,839
Unconsolidated subsidiaries	7	532		539	4	203		207
Affiliated companies and Joint Ventures	4,901	1,922	40	6,863	4,900	1,772	40	6,712
Others	70	169		239	64	40		104
	4,978	5,851	40	10,869	4,968	7,854	40	12,862

Guarantees given on behalf of consolidated companies of euro 5,839 million (euro 5,026 million at December 31, 2004) consist primarily of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 3,057 million (euro 2,929 million at December 31, 2004), of which euro 2,397 million related to the Oilfield Services Construction and Engineering segment (euro 2,296 million at December 31, 2004); (ii) VAT recoverable from tax authorities for euro 1,386 million (euro 1,156 million at December 31, 2004); and (iii) insurance risk for euro 298 million reinsured by Eni (euro 396 million at December 31, 2004). At December 31, 2005 the underlying commitment covered by such guarantees was euro 5,491 million (euro 4,818 million at December 31, 2004).

Unsecured guarantees, other guarantees and secured guarantees given on behalf of unconsolidated subsidiaries of euro 207 million (euro 539 million at December 31, 2004) consisted of unsecured guarantees and letters of patronage given to commissioning entities relating to bid bonds and performance bonds for euro 165 million (euro 144 million at December 31, 2004). The decrease of euro 332 million essentially concerned the reclassification to consolidated subsidiaries of the guarantees given on behalf of Eni Middle East BV (euro 367 million at December 31, 2004). At December 31, 2005, the underlying commitment covered by such guarantees was euro 145 million (euro 467 million at December 31, 2004).

Unsecured guarantees, other guarantees and secured guarantees given on behalf of joint ventures and affiliated companies of euro 6,712 million (euro 6,863 million at December 31, 2004) primarily concerned: (i) a guarantee of euro 4,894 million (the same amount as of December 31, 2004) given by Eni SpA to Treno Alta Velocità - TAV - SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Eni per l’Alta Velocità - Cepav Uno (Eni 50.4%); consortium members, excluding unconsolidated subsidiaries, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other given to banks in relation to loans and lines of credit received for euro 1,360 million (euro 1,633 million at December 31, 2004), of which euro 844 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of financing institutions (euro 731 million at December 31, 2004). The decrease of euro 273 million primarily concerned the extinguishing of a guarantee of euro 250 million given on behalf of EnBW - Eni Verwaltungsgesellschaft mbH (Eni 50%) and Albacom SpA (euro 88 million), partially offset by the increase of the guarantee given on behalf of Blue Stream Pipeline Co BV (euro 113 million); (iii) unsecured guarantees, letters of patronage and other given to commissioning entities relating to bid bonds and performance bonds for euro 274 million (euro 118 million at December 31, 2004). The increase of euro 156 million essentially regarded guarantees on behalf of the Oilfield Services Construction and Engineering segment; (iv) performance guarantees of euro 62 million given on behalf of Unión Fenosa SA and Unión Fenosa Gas SA (Eni 50%) in relation to contractual commitments related to the results of operations of subsidiaries of Unión Fenosa Gas SA (euro 111 million at December 31, 2004); and (v) secured guarantees of euro 40 million (the same amount as of December 31, 2004), relate to mortgages, liens and privileges granted to banks in connection with loans. At December 31, 2005, the underlying commitment covered by such guarantees was euro 2,938 million (euro 3,500 million at December 31, 2004).

Other guarantees given on behalf of third parties of euro 104 million (euro 239 million at December 31, 2004) consist primarily of guarantees given by Eni SpA to banks and other financing institutions in relation to loans and lines of credit for euro 92 million on behalf of minor investments or companies sold (euro 160 million at December 31, 2004). At December 31, 2005 the underlying commitment covered by such guarantees was euro 75 million (euro 103 million at December 31, 2004).

Commitments and contingencies

Commitments and contingencies euro 1,655 million (euro 1,620 million at December 31, 2004) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Commitments
Purchase of assets	200	219
Sale of assets	124
Other	319	220
	643	439
Risks	977	1,216
	1,620	1,655

Obligations for purchases and sales of assets of euro 219 million (euro 324 million at December 31, 2004) concern securities for euro 116 million (euro 183 million at December 31, 2004) and investments for euro 103 million (euro 141 million at December 31, 2004). Obligations relating to marketable securities concern the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein it received the rate of interest on such Italian Government bonds and paid a floating rate of interest linked to Euribor. Such investors could sell their securities back to Sofid Sim SpA at any time at par value plus related interest with the simultaneous cancellation of the related swaps. Against the commitment related to interest rate swaps Sofid Sim SpA entered into derivatives for which Sofid Sim SpA receives a variable rate more profitable than the one renown by the shareholders. The operation ended on January 1, 2006 following the expiry of the government bonds. The decrease in obligations related to investments of euro 38 million primarily concerns the exercise by Erg SpA of a call option for the purchase of a 28% shares of Erg Raffinerie Mediterranee SpA (euro 100 million) and the expiry of obligations for purchases and sales of the shares of Nuovo Pignone SpA following the sale of the investment (euro 31 million); such decrease was partially offset by the obligation assumed by Eni SpA related to the acquisition from ESPI - Ente Siciliano per la Promozione Industriale (in liquidation) of 50% of the capital share of Siciliana Gas SpA and 1 share of Siciliana Gas Vendite SpA (euro 98 million).

Other commitments of euro 220 million (euro 319 million at December 31, 2004) are essentially related to a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest, also on account of Shell Italia E&P SpA, euro 193 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 206 million at December 31, 2004). The agreements between Syndial SpA and various government entities, employee and trade groups whereby Syndial SpA, in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant of euro 90 million at December 31, 2004, expired following the subscription of a new agreement that determined a specific provision.

Risks of euro 1,216 million (euro 977 million at December 31, 2004) primarily concern potential risks associated with the value of assets of third parties under the custody of Eni for euro 794 million (euro 551 million at December 31, 2004) and contractual assurances given to acquirors of certain investments and businesses of Eni for euro 402 million (euro 406 million at December 31, 2004).

Management of risks

Foreword

The main risks identified and managed by Eni were the following:

(i)	market risks deriving from the exposure to the fluctuations of interest rates, of exchange rates between the euro and the U.S. dollar and the other currencies used by the Company, as wells as the volatility of commodity prices;
(ii)	the credit risk deriving from the possible default of a counterparty;
(iii)	the liquidity risk deriving from the lack of financial resources to face short time commitments;
(iv)	the operation risk deriving from the occurrence of accidents, malfunctioning, failures with damage to persons and the environment affecting operating and financial results; and
(v)	country risk in oil & gas activities.

Market risk

Market risks include exchange rate risk, interest rate risk and commodity risk. Their management follows a set of guidelines and procedures that concentrate the treasury function in two captive finance companies operating in the Italian and international financial markets.

In particular, the financial company operating on the domestic market (Enifin) manages all the transactions concerning currency exchange and derivatives. The risk of commodity prices is managed by each business unit while Enifin manages the negotiation of hedging derivatives. In order to minimize market risk related to changes in interest rates, exchange rates and commodity prices, Eni enters into financial and commodity hedging contracts for the purpose of reducing its exposure to market risk. Eni does not enter into derivative transactions on a speculative basis.

Eni’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. Eni’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring of the tolerable risk level, the portfolio of financial instruments and market conditions. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level by coordinating their operations with such finance companies.

As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee.

Eni’s guidelines for the management of commodity risk contain maximum limits to the price risk deriving from trading activities. Directions in this area are entrusted to a commodity risk assessment team, while the treasury department controls the respect of said limits and the development and updating of methodologies followed.

Exchange rate risk

Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (in particular the U.S. dollar) and by the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and their realization (transaction exchange rate risk). An appreciation of the U.S. dollar versus the euro generally has a positive impact on Eni’s results of operations.

Interest rate risk

Variations in interest rates affect the market value of assets and liabilities of the company and its net borrowings.

Commodity risk

Eni’s results of operations are affected by changes in the prices of products and services sold. A decrease in oil prices generally has a negative impact on Eni’s results of operations and vice versa.

Credit risk

Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. Eni’s financial companies follow guidelines approved by Eni’s treasury department on the choice of highly credit-rated counterparties in their use of financial and commodity instruments, including derivatives. Eni has not experienced material non-performance by any counterparty. As of December 31, 2005 Eni had no significant concentrations of credit risk.

Liquidity risk

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

Operation risks

Eni’s activities present industrial and environmental risks and are therefore subject to extensive government regulations concerning environmental protection and industrial security in most countries. For example, in Europe, Eni operates industrial plants such as refineries and petrochemical complexes that meet the criteria of the European Union Seveso II directive for classification as high risk sites.

The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, production of non biodegradable waste.

All these events could possibly damage or even destroy wells as well as related equipment and other property, cause injury or even death to persons or cause environmental damage. In addition, since exploration and production activities may take place on sites that are ecologically sensitive (tropical forest, marine environment, etc.), each site requires a specific approach to minimize the impact on the related ecosystem, biodiversity and human health.

Eni adopted the most stringent standards for the evaluation and management of industrial and environmental risks, complying with local and international rules and standards. Business units evaluate through specific procedures the related industrial and environmental risks in addition to taking account the regulatory requirements of the countries where these activities are located.

Since 2003, Eni has introduced a model of management system, a general procedure to be applied in all its operating sites, based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance in a continuous improvement cycle subject also to audits by internal and independent experts. At December 31, 2005 six system audits had been performed and four are planned for 2006.

Any environmental emergency is managed by business units locally with their own organization under preset reaction plans to foreseeable events aimed at limiting damage and at activating adequate responses.

Eni has two emergency rooms (at Milan and Rome) provided with real time monitoring systems for the collection of data on georeferenced maps for all Eni sites and logistics worldwide. In addition to its own emergency teams, Eni entered agreements with international agencies in order to maximize its ability to react in all its operating sites.

At year end 2005 Eni employed over 2,000 full time equivalent employees in HSE activities, prevention of environmental risk, safety and health.

Country risk

Substantial portions of Eni’s hydrocarbon reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries.

At December 31, 2005, approximately 73% of Eni’s proved hydrocarbon reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supply comes from countries outside the EU and North America. In 2005, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Negative developments in the economic and political framework of these countries can compromise temporarily or permanently Eni’s ability to operate economically and to have access to said reserves.

Eni monitors constantly the political, social and economic risk of the approximately 100 countries where it invested or intends to invest with special attention to the evaluation of upstream investments. Country risks are mitigated by means of appropriate guidelines for risk management that Eni defined in its procedure for project risk assessment and management.

Legal proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements.

Following is a description of the most significant proceedings currently pending; unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision can not be estimated reliably.

Environment

ENI SPA
In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni’s Gela refinery. In November 2002, "Italia Nostra" and the association "Amici della Terra" filed civil claims related to this proceeding and requested the payment of damage claims for a total of euro 15,050 million. In July 2003, the relevant Court decided for the transmission of the inquiries to the public prosecutor, recognizing a violation of Article 440 of the penal code (water and food substances corruption). Three environmental organizations act as plaintiffs and requested damage payment for euro 551 million. Two of these organizations are also acting against the Gela refinery.

In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from the refinery of Gela, which are purported to have had negative effects on the health of a number of citizens of Gela, and on a lack of declaration of such emissions in violation of Presidential Decree No. 203 of 1988. The investigation ended with an action for events that have occurred since 1997. The Municipality of Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damages for a total of euro 878 million. The judgment of first degree before the Court of Gela is pending.

In 2002, the public prosecutor of Gela started an investigation in order to ascertain alleged pollution caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. Some local public entities, environmental NGOs and landowners are acting as plaintiffs. On January 17, 2005, a second inquiry phase aimed at ascertaining which sort of emissions had eventually produced the alleged pollution caused by the refinery of Gela, was completed. On February 3, 2006 the notice of the conclusion of preliminary investigations was filed conclusion of the preliminary inquiry.

In June 2002, in connection with a fire in the refinery of Gela, a criminal investigation began concerning arson, environmental crimes and crimes against natural heritage. On May 12, 2004 the first hearing was held.

In 2002, the public prosecutor of Gela started a penal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. The investigation concerns the environmental rules about the pollution of water and soil and illegal disposal of liquid and solid waste materials. On November 7, 2003 the judge for preliminary investigations accepted to continue the inquiries as requested by the public prosecutor to ascertain the state of the refinery’s storage tanks and the presence of infiltrations of refinery products into the deep water-bearing stratum, due to a breakage in some tanks. With a decision of November 3, 2003, the Court for preliminary investigation, in agreement with a request of the public prosecutor of Gela, ordered the preventive seizure of 92 storage tanks, later reopened except for nine tanks that remained under seizure but do not prevent full operations at the refinery. The report filed by experts of the public prosecutor is currently under review.

In March 2002 the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo for intentional pollution of water used for human consumption and requested a technical opinion, not yet concluded, to ascertain alleged infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area. The proceeding is still in the preliminary investigation phase. A qualified company has been given the task to verify the cause, the origin and the extension of the alleged infiltration. For protective purposes, actions have been taken to: (i) create safety measures and clean-up all of the polluted area; (ii) reallocate wells for drinking water in an area farther from and higher than the industrial site; and (iii) install a purification system for drinkable water. With a decision of June 1, 2004 the seizure was lifted on the storage tanks that had been seized on April 17, 2003, except for five storage tanks that are still under seizure. The report of experts has been filed and its findings can be opposed to defendants.

In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration, on May 21, 2004, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Dosso degli Angeli, Angela/Angelina - Ravenna Mare Sud fields and the related wells and platforms. On June 10, 2004 the Court responded to the claim filed by Eni and lifted the seizure of the Angela/Angelina - Ravenna Mare Sud fields and related wells and platforms. On March 10, 2005, the Court of Cassation confirmed this decision. On February 5, 2003, a seizure had already been applied to the Naomi/Pandora platform, the Naomi 4 Dir, Naomi 2 Dir and 3 Dir - Pandora 2 Dir wells, and the underwater pipeline for the transportation of gas to the Casalborsetti facility. Eni believes it has always acted in full compliance with existing laws under the required authorizations. Taking account of the observations of the consultants of the Court of Rovigo on which the Public Prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, chaired by Prof. Enzo Boschi, professor of seismology at the Università degli Studi di Bologna and chairman of the Istituto nazionale di geofisica e vulcanologia, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and the effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. The commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public safety caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil. On May 11, 2006 the Court of Rovigo accepted as plaintiffs the Veneto Region, the Ente Parco della Provincia del Po, the Ferrara Province, the Venice Province, the city of Venice, the city of Comacchio, the Rovigo Province and two private entities. Eni was accepted as a defendant. The Court of Rovigo rejected the accusation of environmental disaster and therefore transferred the proceeding to the Court of Adria, where the first hearing has been scheduled for October 31, 2006.

ENIPOWER SPA
In autumn 2004 the Public Prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to samples of the soil used in the construction of the new EniPower’s power station in Mantova. EniPower requested the closing of the investigation.

POLIMERI EUROPA SPA
Before the Court of Gela one criminal action took place relation to the alleged violation on part of Eni of environmental regulations on waste management concerning the ACN plant and the disposal of FOK residue deriving from the steam cracking process. The defendant was found guilty and a damage payment in first instance was recognized to an environmental association acting as plaintiff. The sentence was passed to the civil court for the quantification of any further damage and claim. Eni appealed the Court’s decision.

SYNDIAL SPA (FORMER ENICHEM SPA)
In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, to require environmental remediation for the alleged pollution caused by the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, require them to pay environmental damages. The amount is going to be determined during the proceeding, but it will not be lower than euro 136 million, or determined by the judge as compensatory liquidation. EniChem acquired the Mantova plant in June 1989, as part of the Enimont deal. Edison SpA must hold Eni harmless or pay compensatory damage for any damage caused to third parties by plant operations before Montedison’s sale, even if the damage occurred later. Edison agreed on a settlement that quantified damage to be paid covering also Syndial. The proceeding continues for the alleged damage in the 1989-1990 period.

In 2000, the Public Prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation phase, the Public Prosecutor asked for the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions while the prosecutor confirmed his request for dismissal of the case.

On December 18, 2002 EniChem SpA, jointly with Ambiente SpA (now merged in Syndial SpA) and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages, not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous proceedings against employees and managers. In a related action, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente. The requests for damage of the Province of Venice and that of EVC Italia to EniChem and Ambiente have not been quantified. The final judgment is pending.

On January 16, 2003 the Court of Siracusa issued personal cautionary measures against some employees of EniChem SpA and Polimeri Europa SpA. They are accused of illicit management relating to the production, disposal and treatment of liquid and solid waste materials and of obtaining illicit income. Polimeri Europa and EniChem, will act as plaintiffs. The collection of evidence effected before the hearing starts in Court has been concluded and preliminary investigations have ended with the confirmation of accusations. During the inquiries traces of mercury were found in the sea. The Public Prosecutor of Siracusa started an inquiry for ascertaining the conditions of sediments and marine fauna in the bay of Augusta. According to the plaintiffs, mercury would have been spilled into the sea and poisoned the marine fauna and therefore resulted in fetal malformations and abortions due to the consumption of contaminated seafood fished in this area. The chlorine soda plant, built in the late 50s was conferred to Syndial in 1989 when the Enimont joint venture was formed. It was therefore easy to prove that Eni holds no responsibility for the crimes it was accused of. On March 15, 2006 the judge for preliminary investigations decided the dismissal of the case against Syndial employees.

On April 14, 2003 the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for approximately euro 129 million and to financial and non-financial damages for euro 250 million (plus interest and compensation) allegedly caused by Pertusola Sud SpA (merged into EniChem) in the area of Crotone. On June 6, 2003 EniChem appeared before the court and requested the rejection of the damages and, as counterclaim, the payment of the total costs for the remediation works already underway. The Province of Crotone entered the proceeding, claiming environmental damages for euro 300 million. Technical aspects concerning the role of the delegated commissioner make it necessary to decide on this aspect. Syndial was notified on October 21, 2004 of the request of the Calabria Region to appear before the Court of Milan in order to obtain a preliminary damage payment, in anticipation of the expiration of the special office for managing emergency events in Calabria. The Region requested payments for over euro 800 million.

On February 28, 2006 the Council of Ministers, the Ministry for the Environment and the Delegated Commissioner for environmental emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan in order to obtain the ascertainment, quantification and payment of damage (in the form of pollution of land, air and water and therefore of the general condition of the population) caused by the operations of Pertusola Sud SpA in the municipality of Crotone and in surrounding municipalities. The local authorities request the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same company and damages as indicated in the previous paragraph.

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

In May 2003 the Minister of the Environment summoned Syndial SpA before the Court of Turin and requested environmental damages for euro 2,396 million in relation to alleged DDT pollution in the Lake Maggiore caused by the Pieve Vergonte plant. On March 1, 2006 the State Lawyer in an attempt to settle the case proposed that Syndial pay 10% of the requested damage corresponding to euro 239 million. This attempt to settle failed.

The municipality of Carrara started an action at the Court of Genova requesting to Syndial SpA the remediation and reestablishment of the previous environmental conditions at the Avenza site and the payment of environmental damage. This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, had carried out safety and remediation works. The Ministry of the Environment joined the action and requested the environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 78.5 million – to be broken down among the various companies that managed the plant in the past. Previous managers include Syndial, called into the action as a guarantor, Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA. The judge requested an expert report to be prepared in order to ascertain what damage has been remediated and what remains to be cleaned up after the interventions started by Agricoltura and continued by EniChem/Syndial. The expert report quantifies the damage still to be remediated in euro 15 million.

Tax Proceedings

ENI SPA
With a decree dated December 6, 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation was requested from the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date.

With a formal assessment presented by the municipality of Pineto (Teramo) Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea territorial waters in front of the coast of Pineto. Eni has been requested to pay a total of approximately euro 17 million also including interest and a fine for lacking declaration. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the application of the tax at requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. But the Court of Cassation cancelled both judgments declaring that a municipality can consider requesting a tax on real estate also in the sea facing its territory and with a decision of February 21, 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the other reason opposed by Eni. On December 28, 2005 the municipality of Pineto presented the same request for the same platforms for the years 1999 to 2004. The total amount requested to Eni is of euro 24 million. Eni filed a claim against this request.

AGIP KARACHAGANAK BV
In July 2004 relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, on the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of $43 million, net to Eni, and the anticipated offsetting of VAT credits for $140 million, net to Eni, as well as the payment of interest and penalties for a total of $128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to $26 million net to Eni that includes taxes, surcharges and interest. Meetings continue regarding residual matters. Eni recorded a specific provision for this matter.

SNAM RETE GAS SPA
With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. With the ruling of December 20, 2002, the Court judged the tax at variance with European rules. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totaled euro 86.1 million. In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be in contrast with European rules and with the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission with its opinion presented on July 7, 2004 formally requested Italy to cancel the tax. The Italian Government must conform within two months from the reception of the opinion. As it did not conform, on December 20, 2004 the European Commission passed the case to the Court of Justice requesting a ruling. With a decision dated January 5, 2004, and confirmed on March 4, 2005 by the Regional Tax Commission, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is in contrast with European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million, already paid in April 2002 to the Sicilia Region. On May 4, 2004, the Sicilia Region repaid the first installment. As for the seven remaining installments paid after April 2002 (euro 75.3 million) the Provincial Tax Commission of Palermo with decision of January 5, 2005 confirmed the illegitimacy of the tax condemning the Region to repay the amounts paid and interest accrued to Snam Rete Gas. The Sicilia Region presented recourse to the Regional Tax Commission at Palermo, a hearing has been scheduled for April 5, 2006. On November 3, 2003, the Sicilia Region, following the procedure presented by Snam Rete Gas concerning the yearly liquidation of the tax for 2002, requested liquidation of tax, fines and interest (euro 14.2 million) relating to the unpaid December 2002 installment. On December 30, 2003 Snam Rete Gas filed a claim with request of suspension of payment as a result of the liquidation notice received from the Sicilia Region with the Provincial Tax Commission of Palermo, that, on June 25, 2004 accepted Snam Rete Gas’s claim and decided the cancellation of the liquidation notice served by the Sicilia Region, confirmed by the Regional Tax Commission on March 7, 2005. In any case Snam Rete Gas will not have to pay the tax: if the tax is considered illegitimate in other Courts of law, the company will have the right to the restitution of the money. If, to the contrary, the tax is considered legitimate by the other Courts, the Authority for Electricity and Gas will include the tax (Decision No. 146/2002 and No. 71/2003) in tariff with automatic and retroactive effects.

Other judicial or arbitration proceedings

SYNDIAL SPA (FORMER ENICHEM SPA) - SERFACTORING SPA
In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment at the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004: the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed against this partial decision, requesting in particular the annulment of the first step judgement, the reimbursement of the euro 180 million amount from Serfactoring along with the rejection of all its claims and the payment of all expense of the proceeding. The appeal pending was set to be discussed in a hearing set for March 16, 2007 but was rescheduled for October 27, 2006 upon request of Agrifactoring. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura decided on May 18, 2005 to suspend this determination until the publication of the decision of the Court of Appeals, in accordance with Article 295 of the Code of civil procedure. Against this suspension Serfactoring and Syndial requested to the Court of Cassation the cancellation of the suspension and the return of the case to its original court.

SYNDIAL SPA (FORMER ENICHEM SPA)
In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested payment of compensatory damages for approximately euro 46 million, of which euro 3 million are compensatory damages and euro 43 million are for loss of profits. During 2004 the preliminary inquiry was completed. With a judgment of October 11, 2005 the Court rejected ICR’s request and order that ICR pay all expenses. ICR filed a claim against this decision.

Antitrust, EU Proceedings, actions of the Authority for Electricity and Gas and of other regulatory Authorities

ENI SPA
In March 1999, the Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The decision on this dispute is still pending.

With a decision of December 9, 2004, the Italian Antitrust Authority started an inquiry on the distribution of jet fuel against six Italian companies, including Eni and some of its subsidiaries, that store and load jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged limitations to competition as oil companies would agree to divide among themselves the supplies to airlines. On December 22, 2005, the Authority notified the preliminary results of the inquiry concerning: (i) information flows to oil companies related to the functioning of shared storage and uploading companies; (ii) barriers to the entrance of new competitors; and (iii) the price of jet fuel is higher than on other European markets. On June 20, 2006, the Antitrust notified Eni the final decision of this proceeding and fined Eni by an amount of euro 117 million. The Antitrust fined other oil companies involved in the matter. Eni is evaluating this decision in order to file a claim against it decision before an administrative court.

On April 28, 2005 the Commission of the European Communities started a formal assessment to evaluate the alleged participation of Eni and its subsidiaries to activities limiting competition in the field of paraffin. The alleged violation of competition would have consisted in: (i) the determination of and increase in prices; (ii) the subdivision of customers; (iii) exchange of trade secrets, such as production capacity and sales volumes. On November 3, the Commission requested information on Eni’s activities in the field of paraffins. On November 29, 2005 Eni filed the requested information. On April 21, 2006 the Antitrust Authority requested information on the processing of raw paraffin, which Eni supplied in a letter dated May 25, 2006.

The Department of Justice of the United States of America - Antitrust Division, notified Eni Petroleum Co Inc of a subpoena requesting information and documents relating to activities in the field of wax to be filed before June 20, 2005. The Company informed the department that it does not produce nor import wax in the United States of America.

POLIMERI EUROPA SPA AND SYNDIAL SPA
In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. The first product under scrutiny was EP(D)M: the European Commission submitted to inspection the manufacturing companies of that product, among which Polimeri Europa SpA and Syndial and requested information from those two companies and to their controlling company, Eni SpA. After the inquiries the Commission decided to open a procedure for violation of competition laws and notified Eni, Polimeri Europa and Syndial the relevant charges to that effect on March 8, 2005. At a hearing held on July 27, 2005 the two companies presented memoranda and confirmed their position. The parties await for a decision of the Commission.

EP(D)M manufacture is also under scrutiny in the United States, where the Department of Justice of San Francisco requested information and documents to Polimeri Europa Americas Inc, a U.S. subsidiary of Polimeri Europa and to its deputy chairman and sales manager. Class actions were filed claiming damages in relation to the alleged violation. In July 2005 Syndial signed a settlement agreement for the civil class action which entails the payment of approximately dollar 3.2 million, approved by the federal court.

The investigation was also extended to the following products: NBR, CR, BR, SSBR and SBR.

The European Commission started an investigation regarding BR, SBR, SSBR. On January 26, 2005 the Commission dropped the charges in relation to SSBR, while for the other two products the Commission started an infraction procedure by notifying Eni, Polimeri Europa and Syndial the relevant charges. The companies presented a written memorandum and the Commission decided to open an inquiry, as a consequence of which the Commission sent a new description of the charges. The companies are preparing a new memorandum.

With regard to NBR an inquiry is underway in Europe and the USA, where class actions also have been started. The class action at federal level was abandoned by the plaintiffs. The federal judge acknowledged this abandonment.

With regard to CR, as part of an investigation carried out in the USA, Syndial entered into a plea agreement with the Department of Justice pursuant to which Syndial would agree to pay a fine of U.S. dollar 9 million, while the Department of Justice would agree that it will not bring further criminal charges against Syndial or against its affiliate companies. On June 27, 2005 the plea agreement was approved. For CR the civil class action was closed with a settlement agreement approved by the federal judge on July 8, 2005 whereby the company will pay dollar 5 million. The European Commission requested Eni, Polimeri Europa and Syndial to provide information about CR. The two companies decided to cooperate with the Commission.

Eni recorded a provision for these matters.

STOCCAGGI GAS ITALIA SPA
With Decision No. 26 of February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority for Electricity and Gas repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated September 29, 2003, that Court rejected the appeal presented by Stogit. Stogit filed an appeal to the Council of State against the sentence which was rejected by the Council of State on January 6, 2006.

DISTRIBUIDORA DE GAS CUYANA SA
The agency entrusted with the regulations for the natural gas market in Argentina ("Enargas") started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company has applied improperly calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. On April 27, 2004, Distribuidora de Gas Cuyana presented a defense memorandum to Enargas, without prejudice to any possible appeal. On April 28, 2006, the Company filed a formal request for examining the documents used as evidence of the alleged violation.

Settled Legal Proceedings

In August 2005, the internal revenue service of Venezuela served to Eni Dación BV four formal assessment on income taxes for the years 2001 to 2004 that, by excluding the deductibility of certain costs: (i) annul the losses recorded for the periods amounting to a total of bolivar 910 billion (corresponding to $425 million); (ii) determine for the same periods a taxable income amounting to a total of bolivar 115 billion (corresponding to $54 million); and (iii) request a tax amounting to bolivar 52 billion (corresponding to $24 million) determined by applying a 50% tax rate rather than the 34% rate applied to other companies performing activities analogous to those of Eni Dación BV. In particular it excluded the deductibility of: (i) interest charges due to other Eni Group companies that provided loans denominated in U.S. dollars; and (ii) exchange rate losses recorded in the Financial Statements and related to such loans resulting from the devaluation of the Venezuelan currency. The formal assessments served have a preliminary nature and do not request immediate payment nor do they specify the amount of a fine (from 10 to 250%) and of interest (average rate for the period approximately 23%). Eni Dación filed a claim for the cancellation of the assessment. In the 2005 accounts, Eni recorded a specific provision for this matter. In April 2006 the appeal was rejected and the final tax assessment was issued. The final tax assessment: (i) substantially confirmed the preliminary assessments, although reducing the originally assessed income tax liability to bolivar 39 billion ($18 million); and (ii) imposed fines and late payment interests of bolivar 109 billion ($51 million). Eni Dación BV presented a further administrative appeal before the expiration of the time limit for filing a judicial tax appeal, thereby obtaining a reduction of the overall amount from bolivar 148 billion ($69 million) to bolivar 52 billion ($24 million) including taxes in the amount of bolivar 12.5 billion ($6 million) and fines and late payment interest in the amount of bolivar 39.5 billion ($18 million). In order to avoid further charges deriving from the increase of the corresponding fines and late payment interest, Eni Dación BV paid the newly assessed amount in May 2006, thereby reaching a settlement. Consistently, Eni Dación BV filed an integrative income tax return for year 2005, considering the new tax bases for years 2001 to 2004, and paid accordingly bolivar 128 billion ($60 million) of income taxes and bolivar 4.4 billion ($2 million) of fines and late payment interest.

During 2003, the Customs District of Taranto sent 147 formal assessments and amendments to bills of entry for finished products and goods and semi finished products produced by Eni’s Taranto refinery in 2000, 2001 and 2002 to Eni SpA, as the successor entity of AgipPetroli SpA following its merger into Eni. The notification regards about euro 24 million of customs duties not paid by the company because the imported products were not yet finished goods, but were destined to processing, for which ordinary customs tariffs allow exemption. The formal assessment did not contain the determination of any administrative penalties provided for by customs rules. The penalty can be from one to ten times the amount of taxes not paid. The notification was based on the fact that the company did not have the administrative authorization to utilize the customs exemption. The company, believing it acted properly pursuant to Circular 20/D/2003, started a proceeding for an administrative resolution, according to the customs rules. The company asked the Regional Director of Customs of Puglia for the annulment of the received assessments as a measure of self-protection. With a decision of November 26, 2004 the Regional Director accepted Eni’s appeal and ended the litigation by canceling the 147 formal assessments. On March 12, 2004 the Comando Nucleo Regionale Polizia Tributaria Puglia notified a verbal action of observation to the company. In this action there is an alleged offense of smuggling and falsification of accounts for the same imports, already subjected to the previous assessments of the Customs District of Taranto and other occurrences between January 1999 and February 2003. The verbal action made by a Fiscal Officer, sent to the Public Prosecutor in the Court of Taranto, reclaims the omitted payment of customs for about euro 26 million. The notification was based on the same lack of administrative authorization, already contested by the Customs District of Taranto, that was concluded in favor of Eni by the Regional Director. On January 26, 2006 the judge for preliminary investigation of the Court of Taranto dismissed the accusations and closed the assessment.

In 1997, Grifil SpA summoned AgipPetroli SpA (merged into Eni SpA in 2002) before the Court of La Spezia. Grifil requested payment for the remediation of a polluted land parcel part of the La Spezia refinery (which was closed in 1985), sold to it in 1996 by Italiana Petroli SpA later merged into AgipPetroli SpA. The claims for these damages amount to euro 103 million. At the end of 2002 Grifil and AgipPetroli reached an agreement under the terms of which AgipPetroli had to pay half of the clean-up costs, the total amount of which was set by an independent appraisal at euro 19 million, with AgipPetroli’s share corresponding to a maximum of euro 9.5 million, Grifil in turn had the obligation to remediate the polluted soil and to renounce any claims against Eni. Grifil did not fulfill its obligations to remediate the polluted soil; however, maintaining the possibility of precautionary requests and claims against Grifil, Eni decided to remediate the polluted soil with the assistance of a company interested in developing the parcel of land that agreed to pay 13% of the remediation costs. The first action promoted by Grifil before the Court of La Spezia remained pending. On January 7, 2004 the Municipality of La Spezia put Eni in possession of the area and from that date Eni started remediation works paying the relevant costs on its own. Eni requested the conservative seizure of Grifil’s land parcel, up to a maximum value of euro 19 million. With two administrative measures, on December 2, 2003 and January 13, 2004 respectively, the Court of Genova declared the right of Eni legitimate, based on the sale contract stipulated between Italiana Petroli and Grifil, to claim the payment of all clean-up expenses that Eni will incur as Grifil did not fulfill its obligation. The judge closed the inquiry phase and stated that the judgment can be brought to an end. As for the value attributable to the conservative seizure of Grifil’s land parcel (up to a value of euro 19 million), the Court requested Eni to file the contracts for the remediation work with the court, in which the amounts paid are recognized. The contract with an international company specializing in remediation was signed on April 15, 2004 and immediately presented to the Court. In order to preserve Grifil’s asset as a way to recover its credit versus Grifil, Eni, which is paying for the remediation works, also filed an ordinary revocation of title, so that, while waiting for the Court’s ruling, Grifil will not be able to sell the land parcel to third parties. On September 6, 2005 Eni and Immobiliare Helios SpA (that acquired all of Grifil’s share capital) reached a settlement that: (i) concluded all disputes outstanding with Grifil and constitutes a waiver to any possible future claim directly or indirectly related to the sale of the land parcel; (ii) passed to the acquirer all residual expense to be incurred for the reclamation of the land parcel with the explicit approval of the municipality of La Spezia; (iii) provided for Eni to pay to the new owner of Grifil a lump sum of euro 15.1 million that will be paid when the new owner provides confirmation of works performed for the reclamation; the sum is covered by provisions in the risk reserve.

In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting therefrom. Defendants included certain employees of Eni which has been managing the Porto Marghera plant since the beginning of the eighties. On November 2, 2001, the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney on behalf of the Ministry of Environment and the Council of Ministers, 5 public entities, 12 associations and other entities and 48 individual persons. On December 15, 2004 the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants, the Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. On May 19, 2006, the Court of final instance, before which plaintiffs appealed the decision of the Court of Appeals, acquitted all defendants stating that pollution and mismanagement of the plant occurred before the eighties and consequently Eni and its employees could not be deemed responsible for that. In January 2006 Eni settled this matter with the Council of Ministers and the Ministry for the Environment paying an amount of euro 40 million. Under terms of the settlement, the latter will abstain from the recourse to the Court of final instance and will not act on any other environmental damage concerning the management of Porto Marghera until the date of the settlement. Eni had already recorded a provision for this matter which was sufficient to cover the amount of the settlement.

Other commitments and risks not included in the balance sheet

Commitments regarding long-term natural gas supply contracts stipulated by Eni, which contain take-or-pay clauses, are included in "Operating Review - Gas & Power" in the Report of the Directors in the Consolidated Financial Statement, which is considered an integral part of these Notes.

Parent company guarantees given relating to contractual commitments for hydrocarbon exploration and production activities, quantified on the basis of the capital expenditures to be made, amount to euro 5,052 million (euro 3,192 million at December 31, 2004).

With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the service contract governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA which replaced Eni Dación BV, Eni’s wholly-owned subsidiary that had been operating the field until that date.

Eni believes that it is entitled to a market value compensation for the expropriation of the Dación field. On these basis, Eni is available to reach an agreement with the Venezuelan authorities. In case an amicable settlement is not possible, Eni will take any other action in order to protect its interest in Venezuela. Based on internal and external independent evaluation, Eni is confident that a fair market compensation will not be lower than the book value of the Dación related assets. Accordingly, management decided not to impair the book value of Eni’s Dación assets. In 2005 and in the first quarter 2006, the Dación field production rate was about 60 KBBL/d. Management expects Eni’s proved reserves of hydrocarbons to be reduced by an amount of approximately 175 mmBBL corresponding to Eni’s net proved reserves of the Dación field as of December 31, 2005 as a consequence of the loss of Eni’s title to the field.

Under the convention signed on October 15, 2001 by TAV SpA and CEPAV Due, Eni committed to guarantee the execution of design and construction of the works assigned to the CEPAV Consortium (to which it is a party) and guaranteed to TAV the correct and timely execution of all obligations indicated in the convention in a subsequent integration deed and in any further addendum or change or integration to the same. The regulation of CEPAV Due contains the same obligations and guarantees contained in the CEPAV Uno agreement.

A guarantee for euro 282 million to Cameron LNG provided on behalf of Eni USA Gas Marketing Llc (Eni’s interest 100%) for the regasification contract entered into on August 1, 2005. This guarantee is subject to a suspension clause and will come in force when the regasification service starts in a period included between October 1, 2008 and June 30, 2009.

Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its Consolidated Financial Statements.

Environmental Regulations

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s Consolidated Financial Statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s Consolidated Financial Statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules, such as: (a) the decree of the Ministry of Environment No. 367 published on January 8, 2004, that regards the fixing of new quality standards for aquatic environment and dangerous substances and Legislative Decree No. 59/2005 concerning the integrated environmental authorization (IPPC), (b) the application of European directive 2004/35/EC concerning environmental responsibility for prevention and reclamation of environmental damage, referred to in paragraph 439 of the single article of Law No. 266/2005 (budget law for 2006), (c) a legislative decree to be issued in implementation of Law No. 308 of December 15, 2004 that delegated to the Government the restructuring of regulations concerning waste disposal and reclamation of polluted areas, protection of waters from pollution and management of water resources, payment of environmental damage, procedures for the evaluation of environmental impact and for the strategic environmental impact as well as protection from emission into the atmosphere within 18 months. The draft law approved by the Council of Ministers on February 10, 2006 is currently being examined by the President of the Republic. The also implements European directive 2000/60/EC that established a European action framework for the protection of waters; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading

Law No. 316 of December 30, 2004 converted Law Decree No. 237/2004 implementing European directive 2003/87/EC which established a system for emission trading. From January 1, 2005 this European emission trading scheme has been in force and on this matter on February 24, 2006 the Ministry of the Environment published a decree defining emission permits for the 2005-2007 period. In particular Eni was assigned permits corresponding to 65.2 million tonnes of carbon dioxide (of which 22.4 for 2005, 21.4 for 2006 and 21.4 for 2007). In 2005 emissions of carbon dioxide from Eni’s plants were lower than permits assigned.

Subsequent events

The main significant events that occurred after the balance sheet date are as follows:

•	On May 5, 2006 the European Commission started an inquiry in order to verify an alleged abuse of dominant position on the part of Eni in violation of article 82 of the EEC Treaty and article 54 of the CES Agreement in the activities of international gas transport and wholesale and retail supply of gas. According to the European Commission Eni might have adopted commercial practices that constitute barriers to access to the Italian market for the wholesale supply of natural gas, in particular taking account of Eni long-term purchase contracts. In addition Eni also entered into long-term transport contracts which award Eni a majority share of transport capacity of certain international gaslines and, as a consequence, Eni may have prevented others access to infrastructure.
Officials from the European Commission have conducted inspections at Eni’s headquarters and of certain of Eni’s subsidiaries and collected documents.
If the existence of the alleged anti-competitive practices is confirmed, the European Commission could fine Eni.
•	On May 25, 2006, Eni’s Annual General Shareholders Meeting approved a euro 2 billion increase in Eni’s ongoing share repurchase program.

25 Revenues

The following is a summary of the main components of "Revenues". More information about changes in revenues is included in the "Financial review" of the "Report of the Directors".

Net sales from operations were as follows:

(million euro)	2004	2005

Net sales from operations	57,413	73,679
Change in contract work in progress	132	49
	57,545	73,728

Net sales from operations were net of the following items:

(million euro)	2004	2005

Excise tax	14,060	14,140
Exchanges of oil sales (excluding excise tax)	1,735	2,487
Exchanges of other products	86	108
Services billed to joint venture partners	1,175	1,331
Sales to service station managers for sales billed to holders of credit card	1,122	1,326
	18,178	19,392

Net sales from operations by industry segment and geographic area of destination are presented in Note 31.

Other income and revenues

Other income and revenues were as follows:

(million euro)	2004	2005

Contract penalties and other trade revenues	43	114
Lease and rental income	93	102
Compensation for damages	87	89
Gains from sale of assets	407	71
Other proceeds (*)	747	422
	1,377	798

(*)	Each individual amount included herein does not exceed euro 25 million.

Other income of 2004 included differentials on commodity derivatives for euro 61 million.

26 Operating expenses

The following is a summary of the main components of "Operating expenses". More information about changes in operating expenses is included in the "Financial review" of the "Report of the Directors".

Purchases, services and other

Purchases, services and other included the following:

(million euro)	2004	2005

Production costs-raw, ancillary and consumable materials and goods	27,010	35,318
Production costs-services	9,148	9,405
Operating leases and other	1,609	1,929
Net provisions for contingencies	553	1,643
Other expenses	1,066	1,100
	39,386	49,395
less:
- capitalized direct costs associated with self-constructed assets	(1,039)	(828)
	38,347	48,567

Production costs-services brokerage include fees for euro 24 million (euro 26 million at December 31, 2004).

Costs for research and development that do not meet the requirements to be capitalized amount to euro 202 million (euro 210 million in 2004).

Operating leases and other include royalties on hydrocarbons extracted for euro 965 million (euro 741 million in 2004).

Provisions for contingencies are net of deductions not corresponding to cash expenditures and concern in particular provisions for environmental risks for euro 515 million (euro 145 million in 2004), provisions for contract penalties and disputes for euro 336 million (euro 23 million 2004), provisions for the revision of selling prices for euro 321 million and loss adjustments and actuarial provisions for euro 82 million (euro 13 million in 2004).

Payroll and related costs

Payroll and related costs were as follows:

(million euro)	2004	2005

Wages and salaries	2,402	2,484
Social security contributions	658	662
Cost related to defined benefit plans	118	126
Other costs	218	255
	3,396	3,527
less:
- capitalized direct costs associated with self-constructed assets	(151)	(176)
	3,245	3,351

Cost related to defined benefit plans is presented in Note 20.

Stock compensation

Stock grant

With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code14 through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, Eni offers its own shares purchased along its buy-back program (treasury shares) for no consideration to those managers of Eni who have achieved corporate and individual objectives. Assignments vest within 45 days after the end of the third year from the date of the offer.

At December 31, 2005, 3,127,200 of ordinary shares with nominal value euro 1 were outstanding and concerned the 2003 stock grant plan for a total of 1,018,400 shares with a fair value of euro 11.20 per share, the 2004 stock grant plan for a total of 912,400 shares with a fair value of euro 14.57 per share and the 2005 stock grant plan for a total of 1,196,400 shares with a fair value of euro 20.08 per share.

Changes in the 2003, 2004 and 2005 stock grant plans consisted of the following (regarding stock grants, no exercise prices are provided for):

2003	2004	2005

(euro)	Number of shares	Market price (a)	Number of shares	Market price (a)	Number of shares	Market price (a)

Stock grants as of January 1	3,551,900	15.150	3,635,050	15.101	3,112,200	18.461
New rights granted	1,206,000	13.764	1,035,600	17.035	1,303,400	21.336
Rights exercised in the period	(1,122,150)	13.751	(1,552,9100)	16.766	(1,273,500)	23.097
Rights cancelled in the period	(700)	13.604	(6,350)	16.618	(14,900)	22.390
Stock grants outstanding as of December 31,	3,635,050	15.101	3,112,200	18.461	3,127,200	23.460
of which exercisable at December 31,	-	-	-	-	38,700	23.460

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the resolution of the Board of Directors regarding the stock grants assignment; (ii) the date of the recording in the grantee’s securities account of the emission/transfer of the shares granted; and (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock grants at the beginning and at the end of the year is the price recorded at December 31.

Stock option

With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code15 that hold significant positions of managerial responsibility or that are considered as strategic managers for the Group, Eni approved stock compensation plans that provide the assignment for no consideration of purchase rights of Eni treasury shares (options).

Stock options provides the right for the purchase of treasury share in a 1 to 1 ratio after the end of the third year from the date of the grant, with a strike price calculated as arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignment or (starting from 2003), if greater, as average cost of treasury shares registered in the day preceding assignment. Strike price for the 2005 stock option grant was euro 22.512. Stock option grantees can obtain advances by the Group financial company for the payment of shares acquired on condition that the grantees contemporaneously underwrite an irrevocable warrant of sale to the above-mentioned financial company, regarding the shares acquired.

At December 31, 2005 a total of 13,379,600 options have been granted for the purchase of 13,379,600 ordinary shares with a nominal value of euro 1 of Eni SpA. Options refer to the 2002 stock plan for 903,100 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 4,106,500 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 3,659,000 shares with an exercise price of euro 16.576 per share and to the 2005 stock plan for 4,711,000 shares with an exercise price of euro 22.512 per share.

At December 31, 2005 the weighted-average remaining contractual life of the options outstanding at December 2002, 2003, 2004 and 2005 was 4 years and 7 months, 5 years and 7 months, 6 years and 7 months, and 7 years and 7 months, respectively.

Changes in the 2003, 2004 and 2005 stock option plans consisted of the following:

2003	2004	2005

(euro)	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Options as of January 1	3,518,500	15.216	8,162,000	14.367	11,789,000	15.111
New options granted	4,703,000	13.743	3,993,500	16.576	4,818,500	22.512
Options exercised in the period			(354,000)	14.511	(3,106,400)	15.364
Options cancelled in the period	(59,500)	15.216	(12,500)	14.45	(121,500)	16.530
Options outstanding as of December 31,	8,162,000	14.367	11,789,000	15.111	13,379,600	17.705
of which exercisable at December 31,	73,000	14.802			1,540,600	16.104

The fair value of stock options granted during the years 2002, 2003, 2004 and 2005 was euro 5.39, euro 1.50, euro 2.01 and euro 3.33 for share, respectively, and was calculated applying the Black-Scholes method using the following assumptions:

2002	2003	2004	2005

Risk-free interest rate	(%)	3.5	3.16	3.21	2.51
Expected life	(year)	8	8	8	8
Expected volatility	(%)	43	22	19	21
Expected dividends	(%)	4.5	5.35	4.5	3.98

Costs of the year related to stock grant and stock option plans amount to euro 35 million (euro 18 million at December 31, 2004).

Compensation of key management personnel

Compensation of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive officers (key management personnel) amounted to euro 14 and euro 15 million for 2004 and 2005, respectively, and consisted of the following:

(million euro)	2004	2005

Wages and salaries	12	11
Post-employment benefits	1	1
Indemnities due upon termination of employment		1
Stock grant/option	1	2
	14	15

Compensation of Directors, Statutory Auditors and General Managers

Compensation of Directors, Statutory Auditors and General Managers amount to euro 4.5 million and euro 19.2 million in 2004 and 2005, respectively. Compensation of Statutory Auditors amounted to euro 0.688 and euro 0.785 million in 2004 and 2005, respectively.

Compensation of Directors, Statutory Auditors and General Managers include emoluments and all other retributive and social security compensations due for the function of manager or statutory auditor assumed in Eni SpA or in other companies included in the scope of consolidation, that are a cost for Eni.

The average number of employees of the companies included in the scope of consolidation by type was as follows:

(units)	2004	2005

Senior managers	1,746	1,754
Junior managers	10,449	10,747
Employees	35,393	34,457
Workers	25,623	24,345
	73,211	71,303

The average number of employers is calculated as half of the total of the number of employees at the beginning and at the end of the period. The average number of senior managers includes managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

Depreciation, amortization and impairments

Depreciation, amortization and impairments consisted of the following:

(million euro)	2004	2005

Depreciation and amortization:
- tangible assets	3,670	4,576
- intangible assets	931	936
	4,601	5,512
Impairments:
- tangible assets	329	264
- intangible assets	4	8
	333	272
less:
- direct costs associated with self-constructed assets	(3)	(3)
	4,931	5,781

27 Financial income (expense)

Financial income (expense) consisted of the following:

(million euro)	2004	2005

Exchange differences, net		169
Financial expense capitalized	202	159
Income from financial receivables	95	95
Net income from securities	31	36
Interest on tax credits	17	17
Net interest due to banks	(110)	(38)
Financial expense due to the passage of time (1)	(109)	(109)
Interest and other financial expense on ordinary bonds	(247)	(265)
Income (expense) on derivatives	34	(386)
Other financial expense, net	(69)	(44)
	(156)	(366)

(1)	The item concerned the increase of provisions for contingencies that are indicated at an actualized value in non-current liabilities.

The decrease in income (expense) from derivatives of euro 420 million is primarily due to the application from January 1, 2005 of IAS 39 which requires that derivatives be stated at fair value and the effects charged to the profit and loss account, instead of being connected with the economic effects of the hedged transactions as recorded in 2004. Such derivatives, in fact, do not meet the conditions required by IFRS to be qualified as hedging instruments. Also the increase in net exchange differences of euro 169 million is primarily due to the application of IAS 39, because the effect of the translation at period end of assets and liabilities denominated in currencies other than functional currency is not compensated by the effect of the translation at period end of the commitments for derivatives contracts.

28 Income (expense) from investments

Effects of investments accounted for using the equity method

Effects of investments accounted for using the equity method consisted of the following:

(million euro)	2004	2005

Gains from investments accounted for using the equity method	401	770
Losses from investments accounted for using the equity method	(69)	(33)
	332	737

More information about gains and losses from investments accounted for using the equity method is presented in Note 10.

Other income (expense) from investments

Other income (expense) from investments consisted of the following:

(million euro)	2004	2005

Gains on disposals	130	179
Dividends	72	33
Losses on disposals	(1)	(8)
Other income (expense), net	287	(27)
	488	177

The gains on disposals of euro 179 million concern the sale of 100% of the share capital of Italiana Petroli SpA (euro 132 million) and 2.33% of Nuovo Pignone Holding SpA (euro 24 million). Other net income from investments concern the gain recorded in the Consolidated Financial Statements due to the sale of 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 308 million).

29 Income tax expense

Income tax expense consisted of the following:

(million euro)	2004	2005

Current taxes:
- Italian subsidiaries	1,098	1,872
- foreign subsidiaries of the Exploration & Production segment	3,116	5,116
- foreign subsidiaries	278	373
	4,492	7,361
Less:
- tax credits on dividend distributions not offset with current tax payment	(39)	(34)
	4,453	7,327
Net deferred taxes:
- Italian subsidiaries	843	334
- foreign subsidiaries of the Exploration & Production segment	215	464
- foreign subsidiaries	11	3
	1,069	801
	5,522	8,128

Current taxes of the year relate to Italian companies for euro 1,872 million and concern Ires for euro 1,489 and Irap for euro 359 million, and foreign companies for euro 24 million.

The effective tax rate is 46.8% (42.3% in the 2004) compared with a statutory tax rate of 38.1% (38.2% in the 2004), calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

The difference between the statutory and effective tax rate was due to the following factors:

(%)	2004	2005

Statutory tax rate	38.2	38.1
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	5.2	8.8
- permanent differences	(0.7)	0.8
- other	(0.4)	(0.9)
	4.1	8.7
	42.3	46.8

Permanent differences in 2004 mainly concern the gain recorded in the Consolidated Financial Statements due to the sale of 9.054% of the share capital of Snam Rete Gas SpA (0.7%) to Mediobanca SpA. Permanent differences in 2005 mainly concerned the undeductibility from taxable income of the addition in provisions for contingencies following the fine imposed on February 15, 2006 by the Antitrust Authority on Eni SpA (0.6%).

30 Earnings per share

Basic earnings per share is calculated by dividing "Net profit" of the year by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.

The number of shares outstanding used for the calculation of the basic earnings per share was 3,771,692,584 and 3,758,519,603 in 2004 and 2005, respectively.

Diluted earnings per share is calculated by dividing "Net profit" of the year by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares, including shares that could be issued potentially.

At December 31, 2004 and 2005, shares that could be issued potentially concern essentially shares granted under stock grant and stock option plan. The number of shares outstanding used for the calculation of the diluted earnings per share was 3,774,953,710 and 3,763,375,140 in 2004 and 2005, respectively.

Reconciliation of the average number shares outstanding used for the calculation of the basic and diluted earning per share is as follows:

Dec. 31, 2004	Dec. 31, 2005

Average number of shares used for the calculation of the basic earnings per share		3,771,692,584	3,758,519,603
Number of potential shares following stock grant plans		1,953,518	2,268,265
Number of potential shares following stock options plans		1,307,608	2,587,272
Average number of shares used for the calculation of the diluted earnings per share		3,774,953,710	3,763,375,140
Eni’s net profit	(million euro)	7,059	8,788
Basic earning per share	(euro per share)	1.87	2.34
Diluted earning per share	(euro per share)	1.87	2.34

31 Information by industry segment and geographic financial information

Information by industry segment

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Elimination	Total

2004
Net sales from operations (a)	15,346	17,302	26,089	5,331	5,696	1,279	851
Less: intersegment sales	(10,216)	(493)	(753)	(499)	(903)	(754)	(731)
Net sales to customers	5,130	16,809	25,336	4,832	4,793	525	120		57,545
Operating profit	8,185	3,428	1,080	320	203	(395)	(363)	(59)	12,399
Provisions for contingencies	2	53	309	3	20	16	150		553
Depreciation, amortization and writedowns	3,335	644	476	116	184	70	106		4,931
Effects of investments accounted for using the equity method	7	164	89	(4)	117		(41)		332
Identifiable assets (b)	23,866	19,852	9,118	2,821	4,706	708	1,182		62,253
Investments accounted for using the equity method	273	1,773	745	5	328	30	2		3,156
Identifiable liabilities (c)	4,798	3,394	3,848	621	2,825	1,976	1,589		19,051
Capital expenditures	4,853	1,451	693	148	186	49	119		7,499
2005
Net sales from operations (a)	22,477	22,969	33,732	6,255	5,733	1,358	977
Less: intersegment sales	(14,761)	(572)	(1,092)	(683)	(925)	(905)	(835)
Net sales to customers	7,716	22,397	32,640	5,572	4,808	453	142		73,728
Operating profit	12,574	3,321	1,857	202	307	(902)	(391)	(141)	16,827
Provisions for contingencies	50	703	420	47	32	287	104		1,643
Depreciation, amortization and writedowns	4,100	685	467	147	180	106	100	(4)	5,781
Effects of investments accounted for using the equity method	14	359	221	3	140				737
Identifiable assets (b)	28,982	21,928	11,787	2,905	5,248	612	1,377	(534)	72,305
Investments accountedfor using the equity method	292	2,155	936	19	457	31			3,890
Identifiable liabilities (c)	6,762	5,097	4,542	702	3,204	2,249	1,975		24,531
Capital expenditures	4,964	1,152	656	112	349	69	112		7,414

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly related to the generation of operating profit.
(c)	Includes liabilities directly related to the generation of operating profit.

Intersegment sales are conducted on an arm’s length basis.

Geographic financial information

Assets and investments by geographic area of origin

(million euro)	Italy	Other EU	Rest of Europe	Americas	Asia	Africa	Other areas	Total

2004
Identifiable assets (a)	33,812	9,096	2,598	2,011	4,499	9,942	295	62,253
Capital expenditures	2,655	337	387	357	1,066	2,622	75	7,499
2005
Identifiable assets (a)	38,229	8,768	3,085	2,670	5,864	13,445	244	72,305
Capital expenditures	2,442	545	415	507	1,181	2,233	91	7,414

(a)	Includes assets directly related to the generation of operating profit.

Sales from operations by geographic area of destination

(million euro)	2004	2005

Italy	27,100	32,846
Other European Union	13,095	19,601
Rest of Europe	3,769	5,123
Americas	5,790	6,103
Asia	3,088	4,399
Africa	4,148	5,259
Other areas	555	397
	57,545	73,728

32 Transactions with related parties

In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government. All such transactions are mainly conducted on an arm’s length basis in the interest of Eni companies.

The following is a description of trade and financing transactions with related parties. Relevant transactions carried out with entities controlled by the Italian government are only those with Enel, the Italian National Electric Company.

Trade and other transactions

Trade and other transactions for the year 2004 consisted of the following:

(million euro)	Dec. 31, 2004	2004

Costs	Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Goods	Services

Joint ventures and affiliated companies
Albacom SpA	8	14			3	35		8
ASG Scarl	51	88	33			203	1	7
Azienda Energia e Servizi Torino SpA	1	18				68		3
Bayernoil Raffineriegesellschaft mbH		39			2	791	1
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	10						108
Blue Stream Pipeline Co BV	43	10				121		5
Bronberger & Kessler und Gilg & Schweiger GmbH	13						141
Cam Petroli Srl	1						6
CEPAV (Consorzio Eni per l’Alta velocità) Uno	167	165	4,894					531
Eni Oil Co Ltd	4	163				53
Erg Raffinerie Mediterranee SpA	30	30		100	1,043	10	412	9
Gruppo Distribuzione Petroli Srl	16						45
Karachaganak Petroleum Operating BV	21	12				104		42
Modena Scarl	6	37	43			134		1
Petrobel Belayim Petroleum Co		83				240
Promgas SpA	27	23			230		259
Raffineria di Milazzo ScpA	6	4				245	62
Rodano Consortile Scarl	3	22	1			79		1
Siciliana Gas Vendite SpA	9						36
Supermetanol CA		24			79	10
Super Octanos CA		55			212	11		1
Trans Austria Gasleitung GmbH		15				167		3
Trans Europa Naturgas Pipeline GmbH		9				51
Transitgas AG		2				59
Unión Fenosa Gas Comercializadora SA							7
Unión Fenosa Gas SA			111					1
Other (*)	84	74	109		23	108	56	18
	500	887	5,191	100	1,592	2,489	1,134	630
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	2				1	14		9
Eni BTC Ltd			143
Eni Gas BV	30	40	17			5		1
Eni Middle East BV			367
Transmediterranean Pipeline Co Ltd	1	1				90
Other (*)	30	4	10		4	8	2	11
	63	45	537		5	117	2	21
	563	932	5,728	100	1,597	2,606	1,136	651
Entities owned or controlledby the Government
Enel	234	3			2	20	1,287	350
	797	935	5,728	100	1,599	2,626	2,423	1,001

(*)	Each individual amount included herein does not exceed euro 50 million.

Trade and other transactions for the year 2005 consisted of the following:

(million euro)	Dec. 31, 2005	2005

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	13	66	72		173		6
Azienda Energia e Servizi Torino SpA	2	24			56		2
Bayernoil Raffineriegesellschaft mbH		49	1		814
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	10					172
Blue Stream Pipeline Co BV	45	12			177		4
Bronberger & Kessler und Gilg & Schweiger GmbH	12					207
Cam Petroli Srl	85					593
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	105	107	4,894				411
Eni Gas BV	16	149			47
Eni Oil Co Ltd		84			50
Fox Energy Srl	22			4		240
Gruppo Distribuzione Petroli Srl	22					89
Karachaganak Petroleum Operating BV	13	46		6	99		4
Mangrove Gas Netherlands BV			55
Modena Scarl	2	12	61		56	1	1
Petrobel Belayim Petroleum Co		138			248
Promgas SpA	44	45		307		355
Raffineria di Milazzo ScpA	10	10			204	94
Rodano Consortile Scarl	2	20			80		2
RPCO Enterprise Ltd			55
Siciliana Gas Vendite SpA	13					48
Supermetanol CA		8		65
Super Octanos CA	1	14		265
Toscana Gas Clienti SpA	46					118
Trans Austria Gasleitung GmbH	43	55		43	143		47
Trans Europa Naturgas Pipeline GmbH		2			44
Transitgas AG		7			64
Transmediterranean Pipeline Co Ltd		4			88		1
Unión Fenosa Gas Comercializadora SA	4			36		37
Unión Fenosa Gas SA	4	4	62	79		16	2
Other (*)	84	84	112	33	113	62	67
	598	940	5,312	838	2,456	2,032	547
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	4	152		5	19		28
Eni BTC Ltd			165
Other (*)	44	48	8	1	31	15	9
	48	200	173	6	50	15	37
	646	1,140	5,485	844	2,506	2,047	584
Entities owned or controlled by the Government
Enel	187	5		12	10	1,180	333
	833	1,145	5,485	856	2,516	3,227	917

(*)	Each individual amount included herein does not exceed euro 50 million.

Engineering, construction and maintenance services were acquired on an arm’s length basis from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 28 million and euro 18 million in 2004 and 2005, respectively.

Most significant transactions concern:

•	provision of specialized services in upstream activities from Agip Kazakhstan North Caspian Operating Co NV, Eni Oil Co Ltd, Eni Gas BV, Karachaganak Petroleum Operating BV and Petrobel Belayim Petroleum Co; services are invoiced on the basis of incurred costs; exclusively with Eni Gas BV, the unsecured guarantees in relation to the construction of a hydrocarbon treatment plant in Libya and receivables and payables for investment activities and with Karachaganak Petroleum Operating Co BV and Agip Kazakhstan North Caspian Operating Co NV the provision of services from the Oilfield Services Construction and Engineering segment of Eni;
•	communication services, data transmission and concessions of optical fibers with Albacom SpA; in 2005 the company was sold;
•	transportation and distribution activities with Azienda Energia e Servizi Torino SpA;
•	sale of petrochemical products, supply of crude oil refining activities and fuel additive purchase from Bayernoil Raffineriegesellschaft mbH, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH, Cam Petroli Srl, Gruppo Distribuzione Petroli Srl, Fox Energy Srl, Supermetanol CA and Superoctanos CA;
•	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and services from the Oilfield Services Construction and Engineering segment of Eni;
•	acquisition of refining services from Erg Raffinerie Mediterranee SpA and Raffineria di Milazzo ScpA on the basis of general conditions applied to third parties for Erg Raffinerie Mediterranee SpA and of incurred costs for Raffineria di Milazzo ScpA; in 2005 Erg Raffinerie Mediterranee SpA was sold;
•	guarantees given on behalf of Mangrove Gas Netherlands BV and RPCO Enterprise Ltd relating to bid bonds and performance bonds;
•	sale and acquisition of natural gas outside Italy with Promgas SpA;
•	sale of natural gas with Siciliana Gas Vendite SpA e Toscana Gas Clienti SpA;
•	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with the Consorzio Eni per l’Alta Velocità - CEPAV Uno, ASG Scarl, Modena Scarl and Rodano Consortile Scarl, and relevant guarantees;
•	acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH, Trans Europa Naturgas Pipeline GmbH and Transitgas AG; transactions are regulated on the basis of compensation calculated following the same criteria used in third parties transactions;
•	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sale and acquisition of natural outside Italy with Unión Fenosa Gas SA and Unión Fenosa Gas Comercializadora SA;
•	guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
•	guarantees given to Eni Middle East BV against the contractual commitments with the Government of the Kingdom of Saudi Arabia in 2004; in 2005 the company has been included in the scope of consolidation; and
•	acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed.

Transactions with Enel concern the sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity; transactions are mainly conducted on an arm’s length basis.

Financing transactions

Financing transactions in 2004 were as follows:

(million euro)	Dec. 31, 2004	2004

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Albacom SpA	22		88
Blue Stream Pipeline Co BV		2	768		29
EnBW - Eni Verwaltungsgesellschaft mbH			250
Raffineria di Milazzo ScpA			107
Spanish Egyptian Gas Co SAE			404		9
Trans Austria Gasleitung GmbH	389				9
Transmediterranean Pipeline Co Ltd	197				9
Other (*)	52	91	55	9	11
	660	93	1,672	9	67
Unconsolidated subsidiaries
Other (*)	71	54	2	4	2
	71	54	2	4	2
	731	147	1,674	13	69

(*)	Each individual amount included herein does not exceed euro 50 million.

Financing transactions in 2005 were as follows:

(million euro)	Dec. 31, 2005	2005

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		15	887
Raffineria di Milazzo ScpA			72
Spanish Egyptian Gas Co SAE			360
Trans Austria Gasleitung GmbH	386				12
Transmediterranean Pipeline Co Ltd	190				11
Other (*)	74	125	81	27	47
	650	140	1,400	27	70
Unconsolidated subsidiaries
Other (*)	79	30	34	1	2
	79	30	34	1	2
	729	170	1,434	28	72

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions in 2005 included:

•	lendings and guarantees to Albacom SpA in 2004; in 2005 Albacom SpA has been sold to third parties;
•	bank debt guarantees given on behalf of Blue Stream Pipeline Co BV, EnBW - Eni Verwaltungsgesellschaft mbH, Raffineria di Milazzo and Spanish Egyptian Gas Co SAE and the cash deposit at Eni’s financial companies; guarantee given on behalf of EnBW - Eni Verwaltungsgesellschaft mbH expired in 2005; and
•	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

33 Adjustment of the Consolidated Financial Statements to U.S. GAAP

As its shares are listed on the New York Stock Exchange, Eni files an Annual Report (Form 20-F) with the Securities and Exchange Commission (SEC). The following information is necessary to reconcile the Italian consolidated annual report for the 2005 to generally accepted accounting principles in the United States (U.S. GAAP).

Summary of significant differences between IFRS and U.S. GAAP

Eni’s financial statements at December 31, 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS)16 adopted by the European Commission, which differ in certain respects from U.S. GAAP. A description of the significant differences and their effects on net profit and shareholders’ equity is set forth in the following notes17. Compared with the Italian accounting principles applied until December 31, 2004 the differences between IFRS and U.S. GAAP are considerably fewer.

A) Consolidation policy

Eni’s consolidation policy is described under "Principles of consolidation" in Note 12 to the Consolidated Financial Statements. In particular, under IFRS, the Consolidated Financial Statements include also companies in which Eni holds less than 50% of the voting rights, but over which it exercises control in shareholders’ meetings.

Under U.S. GAAP, investments of less than 50% are accounted for by applying the equity method. Saipem SpA (43.26%), and its subsidiaries which are controlled by Eni without holding the majority of voting rights have been consolidated under the equity method for U.S. GAAP purposes.

B) Exploration & production activities

Exploration

Under IFRS, the internationally specific criteria have been applied for hydrocarbons exploration and production activities. In particular, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits are capitalized and amortized over the expected period of benefit.

Under U.S. GAAP, costs relating to exploratory wells are initially capitalized as "incomplete wells and other" until it is determined if commercial quantities of reserves have been discovered ("successful efforts method"). That determination is made after completion of drilling the well, and the capitalized costs are either charged to expense or reclassified as part of Eni’s proved mineral interests. Costs of exploratory wells that have found commercially producible quantities of reserves that cannot be classified as proved remain capitalized after the completion of drilling if: (i) such wells have found a sufficient quantity of reserves to justify completion as a producing wells; (ii) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well is assumed to be impaired, and its costs, net of any salvage value, are charged to expense. Capitalized well costs related to proved properties are amortized over proved developed reserves on the basis of units of production. Other exploration costs, including geological and geophysical surveys, are expensed when incurred.

Development

Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas. Costs to operate and maintain wells and field equipment are expensed as incurred.

Under IFRS, costs of unsuccessful development wells are expensed immediately. Costs of successful development wells are capitalized and amortized on the basis of units of production.

Under U.S. GAAP, costs of productive wells and development dry holes, both tangible and intangible, are capitalized and amortized on UOP method.

C) Valuation of assets and subsequent revaluation

Both IFRS and U.S. GAAP require that assets which are impaired be written down to their fair value, with the exception of the following aspects.

Under IFRS, in order to determine whether an impairment exists, the book value of an asset in question is compared with its recoverable amount which is represented by the greater of fair value, net of disposal costs and value in use, which is calculated by discounting estimated cash flows arising from the use of the asset and its sale at the end of its useful life. Impairment charges of assets different from goodwill are reversed when the situation giving rise to an impairment ceases to exist.

Under U.S. GAAP, the recoverability of the value of an asset used in the production process is first checked by comparing the carrying amount with the sum of undiscounted cash flows expected from use of the asset and its disposal at the end of its useful life. Only if the result of this first check is negative does the entity write the asset down using discounted future cash flows. Under U.S. GAAP reversals of impairment charges are not permitted.

D) Deferred tax assets and liabilities

Under IFRS, taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned.

Under U.S. GAAP, deferred tax liabilities are recognized regardless of expected distribution of dividends or the disposal of investments. However, U.S. GAAP does not require the accrual of deferred taxes when the investment is a foreign subsidiary and there is sufficient evidence that profits will remain permanently invested in the entity.

The adjustments included in Note 34 include the recognition of deferred taxes on undistributed earnings of subsidiaries and deferred taxes on acquired temporary differences. The adjustments also include the deferred tax effect of U.S. GAAP adjustments.

The adjustment relating to the results of 2005 includes the impact of the circumstance that starting on January 1, 2005, the Company recorded for U.S. GAAP purposes the tax effects of temporary differences of activities conducted under the terms of certain Production Sharing Agreements where the company’s income tax liability is paid out of Eni’s share of oil and gas production. The effect of recording did not have a material effect on the Company’s results of operations.

E) Intangible assets

Under U.S. GAAP intangible assets include the recording, separately from goodwill, of assets acquired in or following business combinations arising from legal or contractual rights regardless of their ability to be transferred and of other assets owned by the entity that can be transferred individually or together with other assets and liabilities. If such intangible assets have definite lives they are amortized by the straight line method over their useful lives.

IFRS are consistent with U.S. GAAP. However, considering that in the first application of IFRS, Eni has decided not to restate business combinations, the value of the intangible assets described is recorded in the item "Goodwill".

Both under U.S. GAAP and IFRS, goodwill and intangible assets with an indefinite useful life are not amortized; these assets are subject to a yearly evaluation in order to define the relevant impairment if needed. Such accounting principles have been adopted starting from January 1, 2002 for U.S. GAAP and January 1, 2004 for IFRS. The adjustments for the reconciliation of the shareholders equity included in Note 34 concern the reversal of the amortization of goodwill for the years 2002 and 2003.

F) Valuation of Inventories

Under U.S. GAAP, crude oil, petroleum products and natural gas inventories are calculated using the LIFO method.

Under IFRS the LIFO method is not permitted.

34 Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP

The following is a summary of the significant adjustments to net profit for 2004 and 2005 and to shareholders’ equity as of December 31, 2004 and as of December 31, 2005 that would be required if U.S. GAAP had been applied instead of IFRS in the Consolidated Financial Statements.

(million euro)	2004	2005

Net profit according to the financial statements prepared under IFRS	7,059	8,788
Items increasing (decreasing) reported net profit:
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	(1)
B. successful-efforts accounting	(82)	47
C. elimination of assets impairments and revaluations	5
D. deferred income taxes	(21)	(279)
E. assets associated to the acquisition of a company (portfolio of clients)	(5)	(5)
F. valuation of inventories	(316)	(956)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	34	12
Other adjustments (a)	(280)	(3)
Effect of U.S. GAAP adjustments on minority interest (b)	8	(21)
Net adjustment	(658)	(1,205)
Net profit in accordance with U.S. GAAP	6,401	7,583
Basic profit per share (c)	1.70	2.02
Diluted profit per share (c)	1.70	2.01
Basic profit per ADS (based on two shares per ADS) (c)	3.39	4.03
Diluted profit per ADS (based on two shares per ADS) (c)	3.39	4.03

(a)	In 2004, other adjustments relate to other reconciling items between IFRS and U.S. GAAP mainly in respect of the accounting of the derivative financial instruments, which in 2004 were not accounted for under the fair value accounting method as permitted under IFRS first application exemptions.
(b)	Adjustment to account for minority interest portion of differences A through F, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.
(c)	Amounts in euro.

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Shareholders’ equity according to the financial statements prepared under IFRS	32,374	36,868
Items increasing (decreasing) reported shareholders’ equity (a):
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	61	37
B. successful-efforts accounting	2,072	2,504
C. elimination of assets impairments and revaluations	231	230
D. deferred income taxes	(2,982)	(3,415)
E. goodwill	846	811
F. assets associated with the acquisition of a company (portfolio of clients)	(11)	(16)
G. valuation of inventories	(1,080)	(2,036)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	269	173
Other adjustments	(137)
Effect of U.S. GAAP adjustments on minority interest (b)	6	(31)
Net adjustment	(725)	(1,743)
Shareholders’ equity in accordance with U.S. GAAP	31,649	35,125

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at the exchange rate prevailing at the end of each period.
(b)	Adjustment to account for minority interest portion of differences A through G, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

ASSETS
Current assets
Cash and cash equivalent	988	1,121
Other financial assets for trading or available for sale	1,475	1,484
Trade and other receivables	13,268	17,971
Inventories	2,273	1,929
Income tax receivables	636	575
Other current assets	494	387
Total current assets	19,134	23,467
Non-current assets
Property, plant and equipment	39,652	43,868
Inventories - compulsory stock	662	1,462
Intangible assets	5,125	5,244
Investments accounted for using the equity method	3,892	4,589
Other investments	439	416
Other financial assets	2,015	1,105
Deferred tax assets	1,159	1,847
Other non-current assets	276	979
Total non-current assets	53,220	59,510
TOTAL ASSETS	72,354	82,977
LIABILITIES AND EQUITY
Current liabilities
Current financial liabilities	4,474	4,916
Current portion of long-term debt	935	809
Trade and other payables	9,392	11,552
Taxes payable	2,423	3,296
Other current liabilities	594	648
Total current liabilities	17,818	21,221
Non-current liabilities
Long-term debt	7,288	7,229
Provisions for contingencies	5,720	7,615
Provisions for employee benefits	746	939
Deferred tax liabilities	6,367	8,370
Other non-current liabilities	461	1,015
Total non-current liabilities	20,582	25,168
TOTAL LIABILITIES	38,400	46,389
SHAREHOLDERS’ EQUITY
Minority interests	2,305	1,463
Eni shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (4,004,424,476 shares at December 31, 2004)	4,004	4,005
Other reserves	24,473	27,753
Net profit	6,401	7,583
Treasury shares	(3,229)	(4,216)
Eni shareholders’ equity	31,649	35,125
Total shareholders’ equity	33,954	36,588
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,354	82,977

Fixed assets determined under U.S. GAAP consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Fixed assets, gross:
- Exploration & Production	39,584	47,882
- Gas & Power	20,106	21,514
- Refining & Marketing	8,568	9,059
- Petrochemicals	3,793	3,923
- Oilfield Services Construction and Engineering	110	72
- Other activities	1,511	1,413
- Corporate and financial companies	191	212
- Elimination of intra-group profits		(88)
	73,863	83,987
Accumulated depreciation and amortization:
- Exploration & Production	18,155	22,786
- Gas & Power	6,896	7,754
- Refining & Marketing	5,214	5,503
- Petrochemicals	2,564	2,715
- Oilfield Services Construction and Engineering	69	56
- Other activities	1,229	1,221
- Corporate and financial companies	84	88
- Elimination of intra-group profits		(4)
	34,211	40,119
Fixed assets, net:
- Exploration & Production	21,429	25,096
- Gas & Power	13,210	13,760
- Refining & Marketing	3,354	3,556
- Petrochemicals	1,229	1,208
- Oilfield Services Construction and Engineering	41	16
- Other activities	282	192
- Corporate and financial companies	107	124
- Elimination of intra-group profits		(84)
	39,652	43,868

With regard to the profit and loss account, operating profit (loss) by industry segment and profit before income taxes, as determined under U.S. GAAP, would have been as follows:

(million euro)	2004	2005

Operating profit (loss) by industry segment
Exploration & Production	7,946	12,672
Gas & Power	3,371	3,237
Refining & Marketing	811	881
Petrochemicals	281	202
Oilfield Services Construction and Engineering	(52)	1
Other activities	(364)	(935)
Corporate and financial companies	(254)	(389)
Elimination of intra-group profits		(141)
	11,739	15,528
Net profit before income taxes	12,324	16,281

35 Additional financial statement disclosures required by U.S. GAAP and the SEC

Charges related to asset retirement obligations (SFAS 143)

Changes in asset retirement obligations during the year were:

(million euro)	2004	2005

Asset retirement obligations as of January 1	1,950	1,959
New obligations incurred during the year	193	311
Accretion discount	80	106
Revisions of previous estimates	40	277
Spending on existing obligations	(32)	(107)
Property dispositions	(234)
Foreign currency translation	(36)	110
Other adjustments	(2)	(10)
Asset retirement obligations as of December 31	1,959	2,646

Revisions of previous estimates were made in connection with higher estimated costs for the retirement and removal of assets pertaining to certain fields located mainly in United Kingdom, Norway and Kazakhstan.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations – An Interpretation of FASB Statement No. 143" (FIN 47), which was effective for the company on December 31, 2005. In adopting FIN 47, the company did not recognize any additional liabilities for conditional retirement obligations.

Income taxes

The following information is presented according to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Domestic and foreign components of pre-tax income were as follows:

(million euro)	2004	2005

Domestic	5,468	4,727
Foreign	6,856	11,554
	12,324	16,281

The provisions for income taxes were as follows:

(million euro)	2004	2005

Current	4,470	7,217
Deferred	1,112	1,116
	5,582	8,333
Domestic	2,197	2,066
Foreign	3,385	6,267

The reconciliation of the income tax provision calculated under Italian tax regulation by applying a 33% rate (Ires - national corporate income tax) to pre-tax income and a 4.25% rate (Irap - regional income tax) to net value of production, to the provision for income taxes recorded on a U.S. GAAP basis in the consolidated statements of income is as follows:

(million euro)	2004	2005

Income before tax in accordance with U.S. GAAP	12,324	16,281
Italian statutory tax rate (state and local)	38.3	37.9
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate	4,714	6,176
Effect of items increasing (decreasing) the Italian statutory tax rate:
- taxation of foreign operations at rates different from Italian statutory tax rate	835	1,946
- taxes on distributable reserves	446	252
- permanent differences	(143)	131
- devaluation/revaluation of deferred tax assets	(218)	(52)
- benefits deriving from the application of favorable tax laws	(8)	(11)
- other	(44)	(109)
	5,582	8,333

Income taxes in accordance with U.S GAAP

Net deferred tax liabilities

The tax effects of significant temporary differences causing the tax liabilities were as follows:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Deferred tax liabilities:
- accelerated depreciation	4,672	6,006
- distributable reserves subject to taxes in case of distribution	2,970	3,212
- excess cost paid for the acquisition of consolidated investments	1,033	485
- successful-efforts method accounting	467	690
- capitalization of interest expense	246	245
- provisions for uncollectible receivables	137	84
- release of excess contingency provisions	83	50
- gains taxable in the future	46	34
- other (a)	378	1,151
	10,032	11,957
Deferred tax assets:
- accruals for doubtful accounts and contingencies	(2,045)	(1,949)
- revaluation of assets in accordance with Law 342/2000 and 448/2001	(2,000)	(1,186)
- tax loss carryforwards	(1,072)	(510)
- undeductible expense on investments	(472)	(237)
- losses on investments and subsidiaries in excess of currently allowable tax deductions	(225)	(135)
- undeductible depreciation and amortization of assets	(432)	(904)
- other (a)	(599)	(1,062)
	(6,845)	(5,983)
Less:
- valuation allowance	2,021	549
	(4,824)	(5,434)
Net deferred tax liabilities	5,208	6,523

(a)	Other deferred tax assets and liabilities items pertain in particular to temporary differences arising in connection with the recognition of asset removal obligations.

The valuation allowance relates to deferred tax assets of euro 549 million (euro 2,021 million at December 31, 2004) of consolidated companies whose expected future fiscal profits are not considered sufficient for the utilization of these assets.

Tax loss carryforwards

The difference in gross tax loss carryforwards between IFRS and U.S. GAAP relates to the companies which are consolidated under IFRS (see Note 21), but excluded from consolidation according to U.S. GAAP.

Investments

At December 31, 2004 and 2005, investments accounted for under the equity method of euro 3,892 million and euro 4,589 million, respectively, included shares of Saipem SpA, which is publicly listed on the Italian Stock Exchange. The following information includes its fair value:

Eni’s number of shares	Equity ratio (%)	Share price (euro)	Market value (million euro)

December 31, 2004
Saipem SpA	189,423,307	43.29	8.864	1,679
December 31, 2005
Saipem SpA	189,423,307	43.26	13.793	2,613

In 2004 and 2005, Saipem SpA was included in the consolidation under IFRS, while, under U.S. GAAP, it is valued under the equity method. Information about Saipem SpA and its subsidiaries, representing a 100% share of the companies, is as follows:

(million euro)	Dec. 31, 2004	Dec. 31, 2005

Total assets	5,137	5,968
- current	2,514	3,101
- non current	2,623	2,867
Total liabilities	3,592	4,325
- current	2,941	3,633
- non current	651	692

(million euro)	2004	2005

Net sales from operations	4,306	4,528
Operating profit	328	365
Net profit	235	255

Concentrations and certain significant estimates

The following information is presented according to Statement of Position 94-6 "Disclosures of Certain Significant Risks and Uncertainties".

Nature of operations

Eni is an integrated energy company operating in the oil and gas, electricity generation, petrochemicals and oilfield services and engineering industries.

EXPLORATION & PRODUCTION: through Exploration & Production Division and subsidiaries, Eni engages in hydrocarbon exploration and production in Italy, North Africa (Algeria, Egypt, Libya and Tunisia), West Africa (Angola, Congo and Nigeria), the North Sea (Norway and the United Kingdom), Latin America (Venezuela), the former Soviet Union countries (mainly Kazakhstan), the United States (Gulf of Mexico and Alaska) and Asia (mainly Saudi Arabia, China, India, Indonesia, Iran and Pakistan). In 2005 approximately 68% of oil production sold was supplied to Eni’s Refining & Marketing segment and approximately 29% of natural gas production sold was supplied to Eni’s Gas & Power segment.

Eni owns a storage system, made up by eight depleted fields, which is used for the modulation of supply in accordance with seasonal swings in demand (natural gas is stored in the summer and used in the winter), as strategic reserve to ensure supply and to support domestic production through mineral storage. Storage assets are owned by Stoccaggi Gas Italia (Eni 100%), a company constituted in accordance with Law Decree No. 164 of May 23, 2000 that introduced laws for the liberalization of the Italian natural gas market.

GAS & POWER: Eni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy through its Gas & Power Division, which was constituted by the incorporation of Snam SpA into Eni SpA in 2002, and through certain subsidiaries. Approximately 87% of total purchases are purchased from foreign sources (primarily Algeria, Russia, The Netherlands and Norway) under long-term contracts, which contain take-or-pay provisions, and transported to Italy through a network of over 4,300 kilometers international pipelines of which Eni owns the transmission rights. The remaining purchases in Italy are obtained principally from domestic gas produced by Eni’s Exploration & Production segment. Through an approximately 30,700-kilometer long network (corresponding to 96% of the Italian domestic natural gas network), Eni supplies natural gas to residential and commercial users (civil market), industrial users and the thermoelectric segment. Snam Rete Gas (Eni 50.05%), that was constituted in accordance with Law Decree No. 164/2000, owns the pipelines network used by Eni. Snam Rete Gas, a company listed on the Italian stock exchange, engages in natural gas transportation activities also for other operators of the segment. Following the merging of Italgas Più, Eni supply natural gas directly to approximately 5 million customers in the residential and commercial segment. Through Italgas (Eni 100%), Eni is engaged in domestic distribution of natural gas in Italy through an approximately 48,000-kilometer long network.

Eni is engaged in distribution and sale of natural gas to residential and commercial customers outside Italy, in Argentina through Distribuidora de Gas Cuyana, in Hungary through Tigáz and in Slovenia through Adriaplin doo.

Legislative Decree No. 164 of May 23, 2000 introduced laws for the liberalization of the Italian natural gas market with great impact on Eni’s activities, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:

•	total free market after 2003;
•	until December 31, 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, by 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network in order to sell it. This percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of own consumption and, in case of sales, also net of losses. In 2005 Eni’s presence in the Italian natural gas market was in accordance with the above limitations;
•	tariffs for transport infrastructure, storage, use of LNG terminals and distribution networks are set by the Authority for Electricity and Gas; and
•	third parties are allowed to access natural gas infrastructure according to set conditions.

Eni through EniPower SpA (Eni 100%) and subsidiaries is engaged managing Eni’s electricity business at the power plants located in the Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara industrial sites with installed capacity of 4.5 gigawatt and a production sold of 22.77 terawatthours. The demand for gas and fuel oils of EniPower’s stations is met by Eni supplies.

REFINING & MARKETING: Eni, through its Refining & Marketing Division, which was constituted by the incorporation of AgipPetroli SpA in Eni SpA in 2002 and certain subsidiaries, engages in petroleum refining and marketing activities primarily in Italy and Europe. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately 56% of crude oil sold is purchased from Eni’s Exploration & Production segment, the rest is purchased from producing countries pursuant to purchase contracts (22%) and in international spot markets (22%), while the remainder is obtained. Approximately 58% of the purchased crude oil is refined. 32% of oil refined derives from the production of Eni’s Exploration & Production segment.

PETROCHEMICALS: through Polimeri Europa SpA and subsidiaries (Eni 100%), Eni engages in manufacturing of olefins, aromatics, intermediate products, styrene and elastomers. Eni’s petrochemicals production is concentrated in Italy, the other operations being primarily in Western Europe. Approximately 23% of the oil-based feedstock requirements used by petrochemical plants are supplied by Eni’s Refining & Marketing segment.

OILFIELD SERVICES CONSTRUCTION AND ENGINEERING: through Saipem SpA (Eni 43%), a company listed on the Italian stock exchange, and its subsidiaries, Eni is engaged in construction and drilling services to customers in the oil and gas industries. Through Snamprogetti SpA (Eni 100%) and subsidiaries, Eni is a leading provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At December 31, 2005 approximately 7% of the order backlog of Eni’s Oilfield Services, Construction and Engineering segment related to orders from Eni Group companies.

Disclosure in accordance with SFAS No. 107

In accordance with FAS No. 107, fair value of Eni’s long-term debt (including the current portion) amounted to euro 8,384 million and euro 8,437 million at December 31, 2005 and 2004, respectively.

Accounting for Suspended Well Costs

Refer to Note 33 "Adjustment of the Consolidated Financial Statements to U.S. GAAP" under the caption "B) Exploration & Production activities" for a discussion of the company’s accounting policy for the cost of exploratory wells.

Effective January 1, 2005 Eni adopted Position FAS 19-1 (FSP 19-1), "Accounting for Suspended Well Costs." FSP 19-1 amended Statement of Financial Accounting Standards No. 19 (FAS 19), "Financial Accounting and Reporting by Oil and Gas Producing Companies". Under this provision companies in the oil and gas industry are allowed to continue capitalization of an exploratory well after the completion of drilling when: (a) the well has found a sufficient quantity of reserves to justify completion as a producing well; and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. FSP FAS 19-1 provided a number of indicators needing to be present to demonstrate sufficient progress was being made in assessing the reserves and economic viability of the project. Among these indicators are: (i) costs are being incurred to assess the reserves and their potential development; (ii) existence (or active negotiations) of sales contracts with customers for oil and natural gas; and (iii) existence of firm plans, established timetables or contractual commitments, which may include seismic testing and drilling of additional exploratory wells.

The disclosures and discussion below address those suggested in FSP FAS 19-1.

The following table reflects the net changes in capitalized exploratory well costs during 2005 and 2004, and does not include amounts that were capitalized and subsequently expensed in the same period. Capitalized exploratory well costs for fiscal years ending December 31, 2005 and 2004, are presented based on the Company’s previous accounting policy.

(million euro)	2005	2004

Beginning balance at January 1	513	570
Addition pending determination of proved reserves	128	185
Amount previously capitalized expended during the year	(96)	(54)
Reclassification to wells, facilities and equipment basedon the determination of proved reserves	(67)	(72)
Others reduction (*)	(1)	(79)
Foreign exchange changes	74	(37)
Ending Balance at December 31	551	513

(*)	Represents properties sales.

The following table provides an aging of capitalized exploratory well costs, based on the date the drilling was completed, and the number of net wells for which exploratory costs have been capitalized for the period:

2005	2004

million euro	No. of Net Wells (*)	million euro	No. of Net Wells (*)

< 1 year	148	9.35	156	11.14
1 to 3 years	323	24.09	319	27.55
3 to 8 years	80	5.53	39	3.80
	551	38.97	513	42.49

(*)	Net well is the sum of the fractional working interest owned in gross wells.

The following table provides, based on the date the drilling was completed, the capitalized costs and the related net well number at year end 2005 and 2004 divided by category of projects of exploratory activity.

2005	2004

million euro	No. of Net Wells (*)	million euro	No. of Net Wells (*)

Project with wells drilled in the past 12 months	148	9.35	156	11.14
Project with recent or planned exploratory activity	344	21.21	283	21.94
Project with exploration activities already underwayor firmly planned:
- future exploration drilling	159	9.37	148	10.29
- other exploratory activities	185	11.84	135	11.65
Project with completed exploratory activity	59	8.41	75	9.41
Project progressing towards commercialization/sanctioning	45	6.22	61	8.32
Project waiting finalization of development facilities	14	2.19	14	1.09
Total/Number of wells at the year end	551	38.97	513	42.49

(*)	Net well is the sum of the fractional working interest owned in gross wells.

At the end of 2005 of the euro 551 million of exploratory suspended costs, approximately euro 148 million related to the 9.35 net wells for which the drilling was completed in one year or less. Of the remaining euro 403 million, related to the 29.62 net wells suspended for more than one year since the completion of drilling, 85% was associated with projects for which exploration activity is still ongoing.

Subsequent events

The main significant events that occurred after the balance sheet date are as follows:

•	With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the service contract governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA which replaced Eni Dación BV, Eni’s wholly-owned subsidiary that had been operating the field until that date.
Eni believes that it is entitled to a market value compensation for the expropriation of the Dación field. On these basis, Eni is available to reach an agreement with the Venezuelan authorities. In case an amicable settlement is not possible, Eni will take any other action in order to protect its interest in Venezuela. Based on internal and external independent evaluation, Eni is confident that a fair market compensation will not be lower than the book value of the Dación related assets. Accordingly, management decided not to impair the book value of Eni’s Dación assets. In 2005 and in the first quarter 2006, the Dación field production rate was about 60 KBBL/d. Management expects Eni’s proved reserves of hydrocarbons to be reduced by an amount of approximately 175 mmBBL corresponding to Eni’s net proved reserves of the Dación field as of December 31, 2005 as a consequence of the loss of Eni’s title to the field.
•	On May 5, 2006 the European Commission started an inquiry in order to verify an alleged abuse of dominant position on the part of Eni in violation of article 82 of the EEC Treaty and article 54 of the CES Agreement in the activities of international gas transport and wholesale and retail supply of gas. According to the European Commission Eni might have adopted commercial practices that constitute barriers to access to the Italian market for the wholesale supply of natural gas, in particular taking account of Eni long-term purchase contracts. In addition Eni also entered into long-term transport contracts which award Eni a majority share of transport capacity of certain international gaslines and, as a consequence, Eni may have prevented others access to infrastructure.
Officials from the European Commission have conducted inspections at Eni’s headquarters and of certain of Eni’s subsidiaries and collected documents.
If the existence of the alleged anti-competitive practices is confirmed, the European Commission could fine Eni.
•	On May 25, 2006, Eni’s Annual General Shareholders Meeting approved a euro 2 billion increase in Eni’s ongoing share repurchase program.

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

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At December 31, 2004
Proved mineral interests (a)	9,056	7,192	6,288	7,198	7,698	37,432
Unproved mineral interests		272	70	561	1,103	2,006
Support equipment and facilities	252	1,056	209	33	75	1,625
Incomplete wells and other	662	468	1,038	397	882	3,447
Gross Capitalized Costs	9,970	8,988	7,605	8,189	9,758	44,510
Accumulated depreciation, depletion and amortization	(6,416)	(3,887)	(3,907)	(3,733)	(3,252)	(21,195)
Net Capitalized Costs	3,554	5,101	3,698	4,456	6,506	23,315
At December 31, 2005
Proved mineral interests (a)	9,756	9,321	8,733	8,350	9,463	45,623
Unproved mineral interests	33	197	134	413	1,265	2,042
Support equipment and facilities	253	1,385	272	33	93	2,036
Incomplete wells and other	657	638	728	221	1,895	4,139
Gross Capitalized Costs	10,699	11,541	9,867	9,017	12,716	53,840
Accumulated depreciation, depletion and amortization	(6,888)	(5,113)	(5,193)	(4,619)	(4,697)	(26,510)
Net Capitalized Costs consolidated	3,811	6,428	4,674	4,398	8,019	27,330
Net Capitalized Costs affiliates and joint ventures (b)		13	66		157	236
Net Capitalized Costs	3,811	6,441	4,740	4,398	8,176	27,566

(a)	Includes capitalized costs for wells and facilities related to proved reserves.
(b)	Starting from 2005 data related to affiliates and joint ventures carried on the equity method are included.

Cost incurred

Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities.

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 2003
Proved property acquisitions				308	8	316
Unproved property acquisitions				125	6	131
Exploration	67	80	138	125	243	653
Development (a)	449	1,106	1,268	286	1,454	4,563
Total costs incurred (b)	516	1,186	1,406	844	1,711	5,663
Year ended December 31, 2004
Exploration	64	104	71	66	194	499
Development (a)	431	965	881	391	1,407	4,075
Total costs incurred	495	1,069	952	457	1,601	4,574
Year ended December 31, 2005
Proved property acquisitions	19		16		99	134
Unproved property acquisitions	13		44		99	156
Exploration	45	153	75	127	264	664
Development (a)	644	960	909	528	1,396	4,437
Total costs incurred consolidated	721	1,113	1,044	655	1,858	5,391
Total costs incurred affiliates and joint ventures (c)		2	22		25	49
Total costs incurred	721	1,115	1,066	655	1,883	5,440

(a)	Includes for assets retirement obligations pursuant to SFAS 143 "Accounting for asset retirement obligations" of euro 84 million of costs capitalized during 2003, euro 233 million for 2004 and euro 588 million for 2005.
(b)	Includes costs for acquisition of Fortum Petroleum AS (now Eni Norge AS) of euro 434 million, net of the related gross-up for deferred taxes of euro 514 million. The amount has been allocated to the North Sea area as follows: (i) Proved property acquisitions euro 308 million, (ii) Unproved property acquisitions euro 109 million, (iii) Exploration euro 17 million.
(c)	Starting from 2005 data related to affiliates and joint ventures carried on the equity method are included.

Results of operations from oil and gas producing activities

Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated to such activities including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 2003
Revenues:
- sales to affiliates	2,609	1,469	1,946	1,913	345	8,282
- sales to unaffiliated entities	153	1,188	164	822	1,595	3,922
Total revenues	2,762	2,657	2,110	2,735	1,940	12,204
Operations costs	(222)	(316)	(283)	(446)	(235)	(1,502)
Production taxes	(136)	(97)	(235)	(11)	(79)	(558)
Exploration expenses	(89)	(70)	(113)	(96)	(276)	(644)
DD&A and Provision for abandonment (a)	(458)	(420)	(377)	(759)	(734)	(2,748)
Other income and (expenses)	(170)	(264)	(121)	14	(289)	(830)
Accretion discount (SFAS 143)	(37)	(5)	(14)	(42)	(4)	(102)
Pretax income from producing activities	1,650	1,485	967	1,395	323	5,820
Estimated income taxes	(629)	(788)	(617)	(750)	(111)	(2,895)
Results of operations from E&P activities	1,021	697	350	645	212	2,925
Year ended December 31, 2004
Revenues:
- sales to affiliates	2,633	1,868	2,762	2,083	508	9,854
- sales to unaffiliated entities	148	1,364	306	709	2,086	4,613
Total revenues	2,781	3,232	3,068	2,792	2,594	14,467
Operations costs	(223)	(292)	(322)	(405)	(289)	(1,531)
Production taxes	(118)	(91)	(379)	(13)	(163)	(764)
Exploration expenses	(57)	(47)	(71)	(93)	(155)	(423)
DD & A and Provision for abandonment (a)	(489)	(437)	(482)	(687)	(849)	(2,944)
Other income and (expenses)	(98)	(368)	(216)	97	(208)	(793)
Accretion discount (SFAS 143)	(37)	(5)	(17)	(15)	(6)	(80)
Pretax income from producing activities	1,759	1,992	1,581	1,676	924	7,932
Estimated income taxes	(632)	(994)	(945)	(948)	(305)	(3,824)
Results of operations from E&P activities	1,127	998	636	728	619	4,108
Year ended December 31, 2005
Revenues:
- sales to affiliates	3,133	2,813	4,252	2,707	828	13,733
- sales to unaffiliated entities	161	2,579	394	889	2,883	6,906
Total revenues	3,294	5,392	4,646	3,596	3,711	20,639
Operations costs	(261)	(390)	(363)	(417)	(338)	(1,769)
Production taxes	(157)	(98)	(513)	(15)	(207)	(990)
Exploration expenses	(32)	(59)	(38)	(125)	(181)	(435)
DD&A and Provision for abandonment (a)	(512)	(711)	(632)	(710)	(1,007)	(3,572)
Other income and (expenses)	(205)	(400)	(176)	55	(251)	(977)
Accretion discount (SFAS 143)	(45)	(9)	(15)	(31)	(6)	(106)
Pretax income from producing activities	2,082	3,725	2,909	2,353	1,721	12,790
Estimated income taxes	(762)	(2,197)	(1,818)	(1,386)	(580)	(6,743)
Results of operations from E&P activities consolidated	1,320	1,528	1,091	967	1,141	6,047
Results of operations from E&P activities, affiliates and joint ventures (b)			6		(19)	(13)
Total results of operations from E&P activities	1,320	1,528	1,097	967	1,122	6,034

(a)	Includes asset impairments amounting for euro 210 million for 2003, euro 300 million for 2004 and euro 147 million for 2005.
(b)	Starting from 2005 data related to affiliates and joint ventures carried on the equity method are included.

Average sale prices and production costs per unit of production

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

2003
Average sale prices
Oil and condensates, per BBL	($)	24.24	27.14	27.60	28.37	21.53	26.29
Natural gas, per KCF		4.65	2.86	0.53	3.11	3.18	3.56
Average production costs, per BOE (1)		3.77	3.70	6.21	4.19	3.26	4.16
2004
Average sale prices
Oil and condensates, per BBL	($)	30.98	35.66	36.32	36.92	30.79	34.76
Natural gas, per KCF		5.33	2.92	0.60	3.87	3.29	3.89
Average production costs, per BOE (1)		4.35	3.53	7.70	4.73	4.50	4.92
2005
Average sale prices
Oil and condensates, per BBL	($)	45.46	50.26	51.58	51.96	44.39	49.32
Natural gas, per KCF		6.29	3.35	0.79	5.27	3.71	4.49
Average production costs, per BOE (1)		5.58	3.66	8.90	5.32	5.59	5.59

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

Net proved reserves exclude royalties and interests owned by others.

Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells with existing equipment and operating methods.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed, through production response, that increased recovery will be achieved.

Eni’s proved reserves have been estimated on the basis of the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped for years ended December 31, 2002, 2003, 2004 and 2005 are based on data prepared by Eni. Since 1991 Eni has requested qualified independent oil engineering companies to carry out an independent evaluation18 of its proved reserves on a rotative basis. In particular a total of 1.64 billion boe of proved reserves, or about 24% of Eni’s total proved reserves at December 31, 2005, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as in previous years. In the 2003-2005 three-year period, 84% of Eni’s total proved reserves were subject to independent evaluations.

Eni operates under PSAs in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.

Proved oil and gas reserves associated with PSAs represented 46%, 51% and 48% of total proved reserves as of year end 2003, 2004 and 2005, respectively, on an oil-equivalent basis.

A similar scheme to PSAs applies to Service and "Buy-Back" contracts; proved reserves associated with such contracts represented 3%, 3% and 2% of total proved reserves on an oil-equivalent basis as of year end 2003, 2004 and 2005, respectively.

Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities whereby the company serves as producer of reserves. In accordance with SFAS 69, paragraph 13, reserve volumes associated with such oil and gas quantities represented 1.6%, 1.4% and 1.7% of total proved reserves as of year end 2003, 2004 and 2005 respectively, on an oil-equivalent basis; (ii) natural gas volumes of natural gas used for own consumption and (iii) volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when sold.

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revision. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relative to the date when such estimates are made. Reserve estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.

The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2003, 2004 and 2005.

Crude oil (including condensates and natural gas liquids)

(mmBBL)

Proved Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783
Purchase of Minerals in Place				86		86
Revisions of Previous Estimates	21	51	59	52	153	336
Improved Recovery		15	16			31
Extensions and Discoveries	6	32	28		214	280
Production	(30)	(90)	(87)	(86)	(64)	(357)
Sales of Minerals in Place				(21)		(21)
Reserves at December 31, 2003	252	1,080	1,038	529	1,239	4,138
Revisions of Previous Estimates	(1)	(22)	44	12	(18)	15
Improved Recovery		11	48	4		63
Extensions and Discoveries	4	20	34	4	144	206
Production	(30)	(94)	(104)	(74)	(75)	(377)
Sales of Minerals in Place		(2)	(4)	(25)	(6)	(37)
Reserves at December 31, 2004	225	993	1,056	450	1,284	4,008
Purchase of Minerals in Place	2		6		47	55
Revisions of Previous Estimates	33	36	(47)	27	(88)	(39)
Improved Recovery		43	29		15	87
Extensions and Discoveries		26	14	21	16	77
Production	(32)	(111)	(113)	(65)	(83)	(404)
Reclassification 2004 affiliates and joint ventures data		(26)	(9)		(1)	(36)
Reserves at December 31, 2005 consolidated	228	961	936	433	1,190	3,748
Reserves at December 31, 2005 affiliates and joint ventures (a)		18	6		1	25
Reserves at December 31, 2005	228	979	942	433	1,191	3,773

(mmBBL)

Proved Developed Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2002	168	610	554	426	483	2,241
Reserves at December 31, 2003	173	640	560	464	610	2,447
Reserves at December 31, 2004	174	655	588	386	668	2,471
Reserves at December 31, 2005 consolidated	149	697	568	353	564	2,331
Reserves at December 31, 2005 affiliates and joint ventures (a)		15	3		1	19
Reserves at December 31, 2005	149	712	571	353	565	2,350

(a)	Starting from 2005 data related to affiliates and joint ventures carried on the equity method are included.

Natural gas

(BCF)

Proved Natural Gas Reserves	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2002	5,295	5,563	1,533	1,899	4,339	18,629
Purchase of Minerals in Place	10			425	8	443
Revisions of Previous Estimates	(768)	(123)	172	139	325	(255)
Extensions and Discoveries	84	242			100	426
Production	(455)	(215)	(49)	(229)	(276)	(1,224)
Sales				(11)		(11)
Reserves at December 31, 2003	4,166	5,467	1,656	2,223	4,496	18,008
Revisions of Previous Estimates	105	814	129	75	84	1,207
Improved Recovery			10			10
Extensions and Discoveries	29	420		38	222	709
Production	(409)	(247)	(66)	(220)	(303)	(1,245)
Sales	(73)	(1)		(65)	(115)	(254)
Reserves at December 31, 2004	3,818	6,453	1,729	2,051	4,384	18,435
Purchase of Minerals in Place	63		8		222	293
Revisions of Previous Estimates	159	(6)	(9)	(18)	(368)	(242)
Improved Recovery		11				11
Extensions and Discoveries	1	37	309	50	56	453
Production	(365)	(357)	(70)	(219)	(281)	(1,292)
Reclassification 2004 affiliates and joint ventures data		(21)	(2)		(134)	(157)
Reserves at December 31, 2005 consolidated	3,676	6,117	1,965	1,864	3,879	17,501
Reserves at December 31, 2005 affiliates and joint ventures (b)		15	2		73	90
Reserves at December 31, 2005	3,676	6,132	1,967	1,864	3,952	17,591

(BCF)

Proved Developed Natural Gas Reserves	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2002	3,397	1,084	863	1,727	1,283	8,354
Reserves at December 31, 2003	2,966	962	866	2,075	3,355	10,224
Reserves at December 31, 2004	2,850	1,760	924	1,845	3,122	10,501
Reserves at December 31, 2005 consolidated	2,704	3,060	1,289	1,484	2,622	11,159
Reserves at December 31, 2005 affiliates and joint ventures (b)		12	2		56	70
Reserves at December 31, 2005	2,704	3,072	1,291	1,484	2,678	11,229

(a)	Including approximately 779, 747, 737 and 760 BCF held in storage at December 31, 2002, 2003, 2004 and 2005 respectively.
(b)	Starting from 2005 data related to affiliates and joint ventures carried on the equity method are included.

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year end prices of oil and gas to the estimated future production of proved reserves. Year-end prices in 2005 were $58.205 per barrel of oil. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.

Future cash flows as of December 31, 2003, 2004 and 2005 include annual revenue payments from Eni’s Gas & Power segment and other transport and distribution gas companies which represent payments for modulation services to support demand delivery capability. Such capability is provided through utilization of gas withdrawn from producing fields and injected into depleted gas fields as storage.

Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.

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

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At December 31, 2003
Future cash inflows	24,641	36,484	25,074	19,590	28,505	134,294
Future production costs	(3,879)	(7,868)	(5,847)	(5,458)	(4,763)	(27,815)
Future development and abandonment costs	(2,080)	(3,762)	(2,005)	(1,084)	(2,575)	(11,506)
Future net inflow before income tax	18,682	24,854	17,222	13,048	21,167	94,973
Future income tax	(6,113)	(10,296)	(8,979)	(7,614)	(6,073)	(39,075)
Future net cash flows	12,569	14,558	8,243	5,434	15,094	55,898
10% discount factor	(5,056)	(6,646)	(3,130)	(1,872)	(7,930)	(24,634)
Standardized measure of discounted future net cash flows	7,513	7,912	5,113	3,562	7,164	31,264
At December 31, 2004
Future cash inflows	28,582	40,373	28,395	20,435	32,619	150,404
Future production costs	(3,635)	(7,237)	(6,664)	(5,082)	(4,858)	(27,476)
Future development and abandonment costs	(2,210)	(4,073)	(1,873)	(1,419)	(2,873)	(12,448)
Future net inflow before income tax	22,737	29,063	19,858	13,934	24,888	110,480
Future income tax	(7,599)	(11,487)	(10,949)	(8,824)	(6,736)	(45,595)
Future net cash flows	15,138	17,576	8,909	5,110	18,152	64,885
10% discount factor	(6,006)	(7,592)	(3,267)	(1,350)	(9,412)	(27,627)
Standardized measure of discounted future net cash flows	9,132	9,984	5,642	3,760	8,740	37,258
At December 31, 2005
Future cash inflows	36,203	66,100	45,952	30,835	50,590	229,680
Future production costs	(4,609)	(10,030)	(9,604)	(5,632)	(6,399)	(36,274)
Future development and abandonment costs	(2,936)	(3,960)	(2,594)	(1,774)	(4,059)	(15,323)
Future net inflow before income tax	28,658	52,110	33,754	23,429	40,132	178,083
Future income tax	(9,890)	(22,744)	(21,056)	(15,225)	(12,097)	(81,012)
Future net cash flows	18,768	29,366	12,698	8,204	28,035	97,071
10% discount factor	(7,643)	(12,095)	(4,122)	(2,155)	(15,705)	(41,720)
Standardized measure of discounted future net cash flows	11,125	17,271	8,576	6,049	12,330	55,351
Standardized measure of discounted future net cash flows affiliates and joint ventures (a)		130	127		114	371
Standardized measure of discounted future net cash flows	11,125	17,401	8,703	6,049	12,444	55,722

(a)	Starting from 2005 data related to affiliates and joint ventures carried on the equity method are included.

Changes in standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years 2003, 2004 and 2005.

(million euro)	2003	2004	2005

Beginning of year	34,480	31,264	37,258
Reclassification 2004 affiliates and joint ventures data			(357)
Beginning of year consolidated	34,480	31,264	36,901
Increase (Decrease):
- sales, net of production costs	(10,144)	(12,172)	(17,880)
- net changes in sales and transfer prices, net of production costs	(1,050)	13,031	33,372
- extensions, discoveries and improved recovery, net of future production and development costs	1,855	2,806	3,527
- changes in estimated future development and abandonment costs	(3,576)	(3,437)	(3,654)
- development costs incurred during the period that reduced future development costs	4,864	4,229	3,865
- revisions of quantity estimates	2,348	1,658	47
- accretion of discount	5,585	5,328	6,573
- net change in income taxes	105	(4,805)	(17,327)
- purchase of reserves in-place	1,488		977
- sale of reserves in-place	(222)	(727)
- changes in production rates and other (a)	(4,469)	83	8,950
Net increase (decrease)	(3,216)	5,994	18,450
End of year consolidated	31,264	37,258	55,351
End of year affiliates and joint ventures (b)			371
End of year	31,264	37,258	55,722

(a)	This item relates mainly to changes in production timing and foreign exchange effects.
(b)	Starting from 2005 data related to affiliates and joint ventures carried on the equity method are included.

Exhibit 1

Eni S.p.A. By-laws

Part I - Establishment - Name - Registered Office and Duration of the Company

ARTICLE 1

1.1	"Eni S.p.A." resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1	The registered head office of the company is located in Rome, Italy and the company’s two branches in San Donato Milanese (MI).
2.2	Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1	The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders’ meeting.

Part II - Company Objects

ARTICLE 4

4.1	The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.
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

Part III - Capital - Shareholdings - Bonds

ARTICLE 5

5.1	The company capital is euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) represented by 4,005,358,876 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) shares of ordinary stock with a nominal value of euro 1 (one) each.
5.2	Shares may not be split up and each share is entitled to one vote.
5.3	The fact of being a Shareholder in itself constitutes approval of these by-laws.

ARTICLE 6

6.1	Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital.
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
The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any Shareholders’ resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit.
Shares not entitled to vote are included in the determination of the quorum at shareholders’ meetings.
6.2	Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, Paragraph 227, of Law December 24, 2003 no. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of Productive Activities and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:
a)	opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders’ meeting.
The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders’ Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;
b)	opposition with respect to the subscription of Shareholders’ pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders’ meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;
c)	veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company’s registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;
d)	appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of Productive Activities will appoint his substitute.

ARTICLE 7

7.1	When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder’s expense.

ARTICLE 8

8.1	In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1	The shareholders’ meeting may resolve to increase the company capital and establish terms, conditions and means thereof.
9.2	The shareholders’ meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1	Payments on shares are requested by the Board of Directors in one or more times.
10.2	Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1	The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

Part IV - Shareholders’ Meeting

ARTICLE 12

12.1	Ordinary and extraordinary shareholders’ meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.
12.2	Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

ARTICLE 13

13.1	Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or "Il Sole 24 Ore" and other newspapers with national circulation, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.
The Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the Shareholders’ Meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the Shareholders’ Meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the Shareholders’ Meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the Shareholders’ Meeting date, through a notice to be published as indicated above.
13.2	Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the certification issued by financial intermediaries at least two days before the date of the shareholders’ meeting on first call.

ARTICLE 14

14.1	Each Shareholder entitled to attend the Meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the Meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.
14.2	The Chairman of the Meeting has to assure the regularity of written proxies and, in general, the right to attend the Meeting.
14.3	The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.
14.4	Eni S.p.A. shareholders’ meetings are disciplined by Eni S.p.A.’s shareholders’ meeting Regulation approved by the ordinary shareholders’ meeting.

ARTICLE 15

15.1	The Meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Chief Executive Officer; in absence of both, by another person, duly delegated by the Board of Directors, failing which the Meeting may elect its own Chairman.
15.2	The Chairman of the Meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1	The ordinary shareholders’ meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.
16.2	Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.
16.3	Resolutions of the Meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.
16.4	The minutes of ordinary meetings must be signed by the Chairman and the Secretary.
16.5	The minutes of extraordinary meetings must be drawn up by a notary public.

Part V - The Board of Directors

ARTICLE 17

17.1	The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders’ meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another member, with no voting rights, pursuant to Article 6, second Paragraph, letter d), of the by-laws.
17.2	The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders’ meeting convened to approve the financial statements of the last year of their office. They may be reappointed.
17.3	The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders’ meeting on the basis of lists presented by Shareholders and by the Board of Directors; in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company’s registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders’ meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders’ meeting.
Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Companies that are controlling entities or are under common control, as defined by Article 2359, first Paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders’ meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders’ meeting.
Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that causes for his ineligibility and incompatibility are non existing and that he possesses the requirements, honorability and independence requirements required by the norms in force for the Statutory Auditors included.
At least one Board member, if the Board members are no more than five, or at least three Board members if they are more than five, shall have the independence requirement. The independent Board members take part, according to the provisions set by the Board and by the Corporate Governance Codes issued by the companies that manage stock markets to which the Company adheres, to the Board Committees that the Board of Directors may establish. Said Board Committees shall have advisory and consulting tasks on specific items.
The Board of Directors evaluates periodically the independence and the honorability of its members. If these requirements are not present or elapse and, if the minimum number of independent Board members set by these by-laws is not met, the Board of Directors removes the Board member without the independence requirement and resolves upon his substitution.
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
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders’ meeting and the candidate elected will be the one who obtains a simple majority of the votes;
c)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders’ meeting will make a resolution with the majorities prescribed by the law.
17.4	The shareholders’ meeting may, even during the Board’s term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.
17.5	If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders’ meeting to appoint a new Board.

ARTICLE 18

18.1	If the shareholders’ meeting has not appointed a Chairman, the Board will elect one of its members. The Director appointed pursuant to Article 6, second Paragraph, letter d) of the by-laws cannot be appointed as Chairman.
18.2	The Board, at the Chairman’s proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1	The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Chief Executive Officer deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors’ meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.
19.2	Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.
19.3	The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

ARTICLE 20

20.1	The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the Meeting.

ARTICLE 21

21.1	A majority of members of the Board having a voting right must be present for a Board meeting to be valid.
21.2	Resolutions are taken with the majority of votes of the Board members having a voting right present; should votes be equal, the person who chairs the Meeting has a casting vote.

ARTICLE 22

22.1	Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the Meeting and by the Secretary.
22.2	Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1	The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders’ meeting.
23.2	The Board of Directors is allowed to resolve on the following matters:
-	the merger and the demerger of at least 90% directly owned subsidiaries;
-	the establishment and winding up of branches;
-	the amendment to the by-laws in order to comply with the current legislation.
23.3	The Board of Directors and the Chief Executive Officer report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Chief Executive Officer report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

ARTICLE 24

24.1	The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant to Article 6, second Paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Chief Executive Officer, a new Chief Executive Officer is simultaneously appointed.
The Board of Directors, upon proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant to Article 6, second Paragraph, letter d) of the by-laws. The Chairman and the Chief Executive Officer, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.
Further, on proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them. In order to make the appointment effective, the Board of Directors shall verify if the General Manager to be appointed has the honorability requirements set by the current legislation. The General Managers without said requirement shall be removed.
On proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors appoints the Manager responsible for the preparation of financial reporting documents and delegates powers and resources to him. The appointment is subject to the favourable opinion of the Board of Statutory Auditors.

ARTICLE 25

25.1	Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Chief Executive Officer.

ARTICLE 26

26.1	The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders’ meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders’ meeting decides otherwise.

ARTICLE 27

27.1	The Chairman:
a)	represents the company according to the provisions of Article 25.1;
b)	chairs the shareholders' meeting pursuant to Article 15.1;
c)	convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;
d)	ascertains whether Board resolutions have been implemented;
e)	exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

Part VI - Board of Statutory Auditors

ARTICLE 28

28.1	The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.
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
28.2	The effective Auditors and the alternate Auditors are appointed by the shareholders’ meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply.
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
The shareholders’ meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed according to Article 17.3 letter b) of these by-laws.
To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders’ meeting will resolve with the majorities prescribed by the law.
Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws.
28.3	Retiring Auditors may be reelected.
28.4	Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders’ meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders’ meetings and at least one effective Auditor is empowered to convene the Board meetings.

Part VII - Financial Statements and Profits

ARTICLE 29

29.1	The business year ends on December 31 every year.
29.2	At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.
29.3	The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1	Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

Part VIII - Winding Up and Liquidation of the Company

ARTICLE 31

31.1	IIn the event the company is wound up, the shareholders’ meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

Part IX - General Provisions

ARTICLE 32

32.1	For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.
32.2	The Ministry of Economy and Finance may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1	The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.

.Table of Contents

Exibit 8

List of Eni's fully consolidated subsidiaries for year 2005

Subsidiary	Country of Incorporation	Eni's interest (%) (1)

Exploration & Production

Agip Caspian Sea BV	(the Netherlands)	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	(Nigeria)	100.00
Agip Karachaganak BV	(the Netherlands)	100.00
Agip Oil Ecuador BV	(the Netherlands)	100.00
Eni A E P Ltd	(the United Kingdom)	100.00
Eni Algeria Exploration BV	(the Netherlands)	100.00
Eni Algeria Ltd Sàr	(Luxembourg)	100.00
Eni Algeria Production BV	(the Netherlands)	100.00
Eni Ambalat Ltd	(the United Kingdom)	100.00
Eni America Ltd	(USA)	100.00
Eni Angola Exploration BV	(the Netherlands)	100,00
Eni Angola Production BV	(the Netherlands)	100.00
Eni Australia BV	(the Netherlands)	100.00
Eni Australia Ltd	(the United Kingdom)	100.00
Eni BB Petroleum Inc	(USA)	100.00
Eni Birch Ltd	(the United Kingdom)	100.00
Eni Bukat Ltd	(the United Kingdom)	100.00
Eni Bulungan BV	(the Netherlands)	100.00
Eni China BV	(the Netherlands)	100.00
Eni Congo Holding BV (ex Eni International BV)	(the Netherlands)	100.00
Eni Congo SA	(Congo)	100.00
Eni Croatia BV	(the Netherlands)	100.00
Eni Dación BV	(the Netherlands)	100.00
Eni Deepwater Llc	(USA)	100.00
Eni Denmark BV	(the Netherlands)	100.00
Eni Elgin/Franklin Ltd	(the United Kingdom)	100.00
Eni Energy BV	(the Netherlands)	100.00
Eni Energy Ltd (in liquidation)	(the United Kingdom)	100.00
Eni Ganal Ltd	(the United Kingdom)	100.00
Eni Grand Maghreb BV	(the Netherlands)	100.00
Eni Guibsen Exploration BV	(the Netherlands)	100.00
Eni Indonesia Ltd	(the United Kingdom)	100.00
Eni International NA NV Sàrl	(Luxembourg)	100.00
Eni Investments Plc	(the United Kingdom)	100.00
Eni Iran BV	(the Netherlands)	100.00
Eni Ireland BV	(the Netherlands)	100.00
Eni JPDA 03-13 Ltd	(the United Kingdom)	100.00
Eni Krueng Mane Ltd	(the United Kingdom)	100.00
Eni Lasmo Plc	(the United Kingdom)	100.00
Eni LNS Ltd	(the United Kingdom)	100.00
Eni Marketing Inc	(USA)	100.00
Eni Mediterranea Idrocarburi SpA	(Italy)	100.00
Eni MEP Ltd	(the United Kingdom)	100.00
Eni MHH Ltd (in liquidation)	(the United Kingdom)	100.00
Eni Middle East BV	(the Netherlands)	100.00
Eni Middle East Ltd	(the United Kingdom)	100.00
Eni MOG Ltd (in liquidation)	(the United Kingdom)	100.00
Eni Muara Bakau BV	(the Netherlands)	100.00
Eni Norge AS	(Norway)	100.00
Eni North Africa BV	(the Netherlands)	100.00
Eni Oil Algeria Ltd	(the United Kingdom)	100.00
Eni Oil & Gas Inc	(USA)	100,00
Eni Oil do Brasil SA	(Brazil)	100.00
Eni Oil Holdings BV	(the Netherlands)	100.00
Eni Pakistan Ltd	(the United Kingdom)	100.00
Eni Pakistan (M) Ltd Sàrl	(Luxembourg)	100.00
Eni Papalang Ltd	(the United Kingdom)	100.00
Eni Petroleum Co Inc	(USA)	100.00
Eni Petroleum Exploration Co Inc	(USA)	100.00
Eni Popodi Ltd	(the United Kingdom)	100.00
Eni Rapak Ltd	(the United Kingdom)	100.00
Eni Resources Ltd (in liquidation)	(the United Kingdom)	100.00
Eni Russia BV	(the Netherlands)	100.00
Eni Securities Ltd	(the United Kingdom)	100.00
Eni TNS Ltd	(the United Kingdom)	100.00
Eni Trading BV	(the Netherlands)	100.00
Eni Trinidad and Tobago Ltd	(Trinidad and Tobago)	100.00
Eni TTO Ltd	(the United Kingdom)	100.00
Eni Tunisia BEK BV	(the Netherlands)	100.00
Eni Tunisia BV	(the Netherlands)	100.00
Eni UFL Ltd (in liquidation)	(the United Kingdom)	100.00
Eni UHL Ltd	(the United Kingdom)	100.00
Eni UKCS Ltd	(the United Kingdom)	100.00
Eni UK Ltd	(the United Kingdom)	100.00
Eni ULT Ltd	(the United Kingdom)	100.00
Eni ULX Ltd	(the United Kingdom)	100.00
Eni USA Inc	(USA)	100.00
Eni U.S. Operating Co Inc	(USA)	100.00
Eni Venezuela BV	(the Netherlands)	100.00
Eni Ventures Plc	(the United Kingdom)	100.00
Ieoc Exploration BV	(the Netherlands)	100.00
Ieoc Production BV	(the Netherlands)	100.00
Ieoc SpA	(Italy)	100.00
Lasmo Sanga Sanga Ltd	(Bermuda)	100.00
Nigerian Agip Exploration Ltd	(Nigeria)	100.00
Nigerian Agip Oil Co Ltd	(Nigeria)	100.00
S.A.R.C.I.S. - Società Azionaria Ricerche Coltivazione Idrocarburi Sicilia SpA	(Italy)	100.00
Società Petrolifera Italiana SpA	(Italy)	99.96
Stoccaggi Gas Italia SpA - Stogit SpA	(Italy)	100.00

Gas & Power

Acqua Campania SpA (ex Eni Acqua Campania SpA)	(Italy)	49.05
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	(Slovenia)	51.00
Compagnia Napoletana di Illuminazione e Scaldamento col Gas SpA	(Italy)	99.69
Distribuidora de Gas Cuyana SA	(Argentina)	45.60
Eni G&P Trading BV	(the Netherlands)	100.00
Eni Gas & Power CH SA	(Switzerland)	100.00
Eni Gas & Power Deutschland SpA (ex Italgas Rete SpA)	(Italy)	100.00
Eni Gas & Power GmbH	(Germany)	100.00
Eni Gas & Power LNG Australia BV	(the Netherlands)	100.00
Eni Gas Trading Europe BV	(the Netherlands)	100.00
EniPower SpA	(Italy)	100.00
EniPower Trading SpA	(Italy)	100.00
EniPower Trasmissione SpA	(Italy)	100.00
Fiorentina Gas Clienti SpA	(Italy)	100.00
Fiorentina Gas SpA	(Italy)	51.03
Gas Brasiliano Distribuidora SA	(Brazil)	100.00
GNL Italia SpA	(Italy)	50.07
Greenstream BV	(the Netherlands)	75.00
Inversora de Gas Cuyana SA	(Argentina)	76.00
Italgas Hellas SpA	(Italy)	100.00
LNG Shipping SpA	(Italy)	100.00
Napoletana Gas Clienti SpA	(Italy)	99.69
Partecipazioni Industriali SpA	(Italy)	100.00
Snam Rete Gas SpA	(Italy)	50.07
Società EniPower Ferrara Srl	(Italy)	51.00
Società Italiana per il Gas pA	(Italy)	100.00
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	(Tunisia)	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	(Tunisia)	100.00
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	(Hungary)	50.08
Trans Tunisian Pipeline Co Ltd	(Channel Island)	100.00

Refining & Marketing

Agip Austria GmbH	(Austria)	100.00
Agip Benelux BV	(the Netherlands)	100.00
Agip Ceská Republika Sro	(Czech Republic)	100.00
Agip Deutschland GmbH	(Germany)	100.00
Agip Ecuador SA	(Ecuador)	100.00
Agip España SA	(Spain)	100.00
Agip Française SA	(France)	100.00
Agip Hungaria Részvénytársaság	(Hungary)	99.41
Agip Lubricantes SA	(Argentina)	100.00
Agip Lubricants (Pty) Ltd	(South Africa)	100.00
Agip Pannónia Kereskedelmi Kft	(Hungary)	99.41
Agip Portugal - Combustiveis SA	(Portugal)	100.00
Agip Romania SA	(Romania)	99.97
Agip Schmiertechnik GmbH	(Germany)	100.00
Agip Slovenija doo	(Slovenia)	100.00
Agip Slovensko Spol Sro	(Slovakia)	100.00
Agip Suisse SA	(Switzerland)	100.00
AgipFuel SpA	(Italy)	100.00
AgipRete SpA	(Italy)	100.00
American Agip Co Inc	(USA)	100.00
Big Bon Distribuzione SpA	(Italy)	100.00
Costiero Gas Livorno SpA	(Italy)	65.00
Ecofuel SpA	(Italy)	100.00
Eni Portugal Investment SpA	(Italy)	100.00
Esain SA	(Ecuador)	100.00
Intermode Trasporti Logistica Integrata SpA	(Italy)	100.00
Petrolig Srl	(Italy)	70.00
Petroven Srl	(Italy)	68.00
Praoil Oleodotti Italiani SpA	(Italy)	100.00
Raffineria di Gela SpA	(Italy)	100.00

Petrochemicals

Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság (ex Dunastyr Polisztirolgyártó Részvénytársaság Ltd)	(Hungary)	100.00
Polimeri Europa Americas Inc	(USA)	100.00
Polimeri Europa Benelux SA	(Belgium)	100.00
Polimeri Europa Elastomères France SA	(France)	100.00
Polimeri Europa France SAS (ex Polimeri Europa Distribution France SAS)	(France)	100.00
Polimeri Europa GmbH	(Germany)	100.00
Polimeri Europa Ibérica SA	(Spain)	100.00
Polimeri Europa SpA	(Italy)	100.00
Polimeri Europa UK Ltd	(the United Kingdom)	100.00

Oilfield Services Construction and Engineering

Oilfield Services and Construction

BOSCONGO SA	(Congo)	43.25
BOS Investment Ltd	(the United Kingdom)	43.26
BOS Italia Srl	(Italy)	43.26
BOS - UIE Ltd	(the United Kingdom)	43.26
Camom Gesellschaft fur Instandhaltung und Montagen GmbH	(Germany)	43.26
Camom SA	(France)	43.26
Consorzio Saipem Energy International - Tecnomare	(Italy)	52.71
Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	(Portugal)	43.26
Energy Maintenance Services SpA	(Italy)	71.63
Entreprise Nouvelle Marcellin SA	(France)	43.26
ER SAI Caspian Contractor Llc	(Kazakhstan)	21.63
ERS - Equipment Rental & Services BV	(the Netherlands)	43.26
European Marine Contractors Ltd	(the United Kingdom)	43.26
European Marine Investments Ltd	(the United Kingdom)	43.26
European Maritime Commerce BV	(the Netherlands)	43.26
Global Petroprojects Services AG (ex Global Petroprojects Services AG SA Ltd)	(Switzerland)	43.26
Hazira Cryogenic Engineering & Construction Management Private Ltd	(India)	23.74
Hazira Marine Engineering & Construction Management Private Ltd	(India)	43.26
Intermare Sarda SpA	(Italy)	43.26
Katran-K Llc	(Russia)	43.26
Moss Arctic Offshore AS	(Norway)	43.26
Moss Maritime AS	(Norway)	43.26
Moss Maritime Inc	(USA)	43.26
Moss Offshore AS	(Norway)	43.26
Nigerian Services & Supply Co Ltd	(Nigeria)	43.26
Petrex SA	(Peru)	43.26
Petromar Lda	(Angola)	30.28
PT Saipem Indonesia	(Indonesia)	43.26
PT Sofresid Engineering (ex PT Sofresid Indonesia Ll)	(Indonesia)	43.26
Saibos Construções Maritimas Lda	(Portugal)	43.26
Saibos Fze	(United Arab Emirates)	43.26
Saibos SAS	(France)	43.26
Saigut SA De Cv	(Mexico)	34.61
Saimexicana SA De Cv	(Mexico)	43.26
Saipem America Inc (ex Sonsub Inc)	(USA)	43.26
Saipem Asia Sdn Bhd	(Malaysia)	43.26
Saipem Contracting Algerie SpA	(Algeria)	43.24
Saipem Contracting (Nigeria) Ltd	(Nigeria)	42.37
Saipem do Brasil Serviçõs de Petroleo Ltda	(Brazil)	43.26
Saipem Energy International SpA	(Italy)	43.26
Saipem FPSO SpA (ex Sonsub SpA)	(Italy)	43.26
Saipem Holding France SAS	(France)	43.26
Saipem India Project Services Ltd	(India)	43.26
Saipem International BV	(the Netherlands)	43.26
Saipem Luxembourg SA	(Luxembourg)	43.26
Saipem (Malaysia) Sdn Bhd	(Malaysia)	17.56
Saipem Mediteran Usluge doo	(Croatia)	43.26
Saipem (Nigeria) Ltd	(Nigeria)	38.68
Saipem - Perfurações e Contruções Petroliferas America do Sul Lda	(Portugal)	43.26
Saipem (Portugal) - Comércio Marítimo, Sociedade Unipessoal Lda	(Portugal)	43.26
Saipem (Portugal) - Gestão de Participações SGPS Sociedade Unipessoal SA	(Portugal)	43.26
Saipem SA	(France)	43.26
Saipem Services México SA De Cv	(Mexico)	43.26
Saipem Services SA	(Belgium)	43.26
Saipem Singapore Pte Ltd	(Singapore)	43.26
Saipem SpA	(Italy)	43.26
Saipem UK Ltd	(the United Kingdom)	43.26
SAIR Construções Mecanicas de Estruturas Maritimas Lda	(Portugal)	37.20
SAS Port de Tanger	(France)	43.26
Saudi Arabian Saipem Ltd	(Saudi Arabia)	25.96
SB Construction and Maritime Services BV	(the Netherlands)	43.26
Services et Equipements Gaziers et Petroliers SA	(France)	43.16
Société de Construction d’Oleoducs Snc	(France)	43.16
Société Nouvelle Technigaz SA	(France)	43.25
Sofresid Engineering SA	(France)	43.26
Sofresid SA	(France)	43.26
Sonsub AS	(Norway)	43.26
Sonsub International Pty Ltd	(Australia)	43.26
Sonsub Ltd	(the United Kingdom)	43.26
Star Gulf Free Zone Co	(United Arab Emirates)	43.26
TBE Ltd	(Egypt)	30.27

Engineering

Andromeda Consultoria Tecnica e Representações Ltda	(Brazil)	100.00
Engineering & Management Services SpA (ex Snamprogetti Services SpA)	(Italy)	100.00
Snamprogetti Canada Inc	(Canada)	100.00
Snamprogetti France Sàrl	(France)	100.00
Snamprogetti Ltd	(the United Kingdom)	99.99
Snamprogetti Lummus Gas Ltd	(Malta)	99.00
Snamprogetti Management Services SA	(Switzerland)	99.99
Snamprogetti Netherlands BV	(the Netherland)	100.00
Snamprogetti Saudi Arabia Ltd	(Saudi Arabia)	74.99
Snamprogetti SpA	(Italy)	100.00
Snamprogetti Sud SpA	(Italy)	100.00
Snamprogetti USA Inc	(USA)	99.99

Other activities

Agenzia Giornalistica Italia SpA	(Italy)	100.00
Eni Corporate University SpA	(Italy)	100.00
EniTecnologie SpA	(Italy)	100.00
Ing. Luigi Conti Vecchi SpA	(Italy)	100.00
Servizi Aerei SpA	(Italy)	100.00
Sieco SpA	(Italy)	100.00
Syndial SpA - Attività Diversificate	(Italy)	100.00
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	(Italy)	62.16

Corporate and financial companies

Eni Coordination Center SA	(Belgium)	100.00
Eni International Bank Ltd	(Bahamas)	100.00
Eni International BV (ex Eni Exploration BV)	(the Netherlands)	100.00
Padana Assicurazioni SpA	(Italy)	99.71
Serfactoring SpA	(Italy)	48.81
Società Finanziamenti Idrocarburi - Sofid - SpA	(Italy)	99.61
Società Finanziaria Eni SpA - Enifin	(Italy)	100.00
Sofidsim - Società di Intermediazione Mobiliare SpA	(Italy)	99.61

(1)	The percentage relates to Eni's share of net profit of the relevant subsidiary and coincides with the percentage of ownership interest both direct and indirect in the vast majority of cases.

Exhibit 11

Code of Ethics

Approved by the Board of Directors of Eni SpA on October 21, 1998 and on July 31, 2003 (Addendum)

CONTENTS

Addendum

Foreword

1. General Principles

1.1 To whom the Code applies

1.2 Duties of Eni

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

The Code shall be brought to the attention of every person or body having business relations with Eni.

(1)	In the present Code "Eni" or "Group" mean Eni SpA and its subsidiaries as defined in Article 2359 of the Italian Civil Code as well as other subsidiaries as defined in Article 26 of Legislative Decree No. 127 of April 9, 1991.
(2)	"Article 2104. Diligence of workers. Workers are expected to render diligently the services expected from them according to the nature of such services, the interests of the company and the higher interests of national production. They must also comply with the rules for work execution and discipline as set down by their employers and the superiors to whom they report."

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

4.3 Abuse of alcohol or drugs

Eni demands that each employee contribute to maintaining a good work environment in respect of the feelings of others. Eni will therefore consider individuals who:

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

Date: June 21, 2006

/s/PAOLO SCARONI

Paolo Scaroni Title: Chief Executive Officer

EXHIBIT 12.2

Certification

I, Marco Mangiagalli, certify that:

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

Date: June 21, 2006

/s/MARCO MANGIAGALLI

Marco Mangiagalli Title: Chief Financial Officer

EXHIBIT 13.1

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2005 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 21, 2006

/s/PAOLO SCARONI

Paolo Scaroni Title: Chief Executive Officer

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

EXHIBIT 13.2

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2005 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 21, 2006

/s/MARCO MANGIAGALLI

Marco Mangiagalli Title: Chief Financial Officer

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.

Footnotes Item 1-15

(1)	For a definition of margin see "Glossary".
(2)	From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott.
(3)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its capital invested (profit oil) after costs incurred are repaid by cost oil. A similar scheme applies to buy-back contracts.
(4)	Of these, 5 are owned through affiliates for initiatives in Saudi Arabia, Russia and Spain.
(5)	Of these 27,422 square kilometers are owned through affiliates for initiatives in Saudi Arabia, Russia and Spain.
(6)	Two of these are not yet operational.
(7)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.
(8)	Article 11 of Legislative Decree No. 79/1999 concerning the opening up of the Italian electricity market obliges importers and producers of electricity from non renewable sources to input into the national electricity system a share of electricity produced from renewable sources set at 2% of electricity imported or produced from non renewable sources exceeding 100 gigawatts. Calculations are made on total amounts net of co-generation and own consumption. This obligation can be met also by purchasing volumes or rights from other producers employing renewable sources (the so called green certificates) to cover all or part of such 2% share. Legislative Decree No. 387/2003 established that from 2004 to 2006 the minimum amount of electricity from renewable sources to be input in the grid in the following year be increased by 0.35% per year. The Minister of Productive Activities, with decrees issued in consent with the Minister of the Environment, will define further increases for the 2007-2009 and 2010-2012 periods.
(9)	The Refining & Marketing segment purchased approximately 70% of the Exploration & Production segment’s oil and condensate production and resold on the market those crudes and condensates that are not suited to processing in its own refineries due to their characteristics or geographic area.
(10)	This definition applies to the term margin whenever used in Item 5.
(11)	Excluding loans directed to specific capital expenditure projects in the Exploration & Production and Gas & Power segments, whose financial charges are recognized as an increase of the relevant capital goods.
(12)	Corresponding to euro 0.90 per share or $2.17 per ADS converted at the Noon Buying Rate of 1 euro = 1.2054 U.S. dollar as at the payment date of June 23, 2005.
(13)	Corresponding to euro 0.45 per share or $1.09 per ADS converted at the Noon Buying Rate of 1 euro = 1.2148 U.S. dollar as at the payment date of October 27, 2005.
(14)	Corresponding to euro 0.75 per share or $1.83 per ADS converted at the Noon Buying Rate of 1 euro = 1.217 U.S. dollar as at the payment date of June 24, 2004.
(15)	Does not include listed subsidiaries, which have their own stock grant and stock option plans.
(16)	Does not include listed subsidiaries, which have their own stock grant and stock option plans.

Footnotes F pages

(1)	Under the requirements of paragraph 5 of "Preface to International Financial Reporting Standards", IFRS (International Financial Reporting Standards) represent the principles and the interpretations adopted by the International Accounting Standards Board (IASB), former International Accounting Standards Committee (IASC) and include: (i) International Financial Reporting Standards (IFRS); (ii) International Accounting Standards (IAS); (iii) the interpretations issued by International Financial Reporting Interpretation Committee (IFRIC) and by Standing Interpretation Committee (SIC) adopted by IASB. The name International Financial Reporting Standards (IFRS) has been adopted by IASB for the principles issued afterwards May 2003.
(2)	Taking into account the later conferral of assets to Eni’s subsidiary Snam Rete Gas SpA, the timing difference was considered analogous to that deriving from the cancellation of intra-group profits; under Italian GAAP the adopted 19% rate is equal to taxes paid by the conferring entity, not to the taxes recoverable by the receiving entity, Snam Rete Gas SpA.
(3)	"Reversal" means the effect taken to profit or loss of deferred tax assets and liabilities entered in previous years following the effect of the annulment of the temporary difference which generated them.
(4)	In particular article 1 paragraph 61 states: "holders of natural gas underground storage concessions are entitled to no more than two renewals, each lasting ten years, on condition that such persons carry out storage programs and all other obligations arising from the concession". Previous Law No. 170/1970 stated: "concessions can be renewed for ten years periods".
(5)	Of which euro 30 million concern gas stored, recorded in fixed assets.
(6)	Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.
(7)	Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) death rates of employees; (iii) turn-over rate of employees; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of requests for reimbursement and future changes in medical costs; and (vi) interest rates.
(8)	According to the requirements of the framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.
(9)	Recognition and evaluation criteria of exploration and production activities are described in the section "Exploration and production activities" below.
(10)	International accounting principles do not establish specific criteria for hydrocarbon exploration and production activities. Eni continues to use the existing accounting policies for exploration and evaluation assets previously applied before the introduction of IFRS, as permitted by IFRS 6 "Exploration for and evaluation of mineral resources".
(11)	Given the uncertainties related to their payment date, employees termination indemnities are considered as a defined benefit plan.
(12)	Actuarial assumptions relate to, inter alia, the following variables: (i) future salary levels; (ii) the mortality rate of employees; (iii) personnel turnover; (iv) the percentage of plan participants with dependents who are eligible to receive benefits (e.g. spouses and dependent children); (v) for medical plans, the frequency of claims and future medical costs; and (vi) interest rates.
(13)	For stock grants, the period between the date of the award and the date of assignation of stock; for stock options, period between the date of the award and the date on which the option can be exercised.
(14)	Does not include listed subsidiaries, which have their own stock grant plans.
(15)	Does not include listed subsidiaries, which have their own stock grant plans.
(16)	There are no material differences between the accounting principles approved by the European Commission and the ones issued by IASB in respect of these Financial Statements.
(17)	Eni adopted the requirements of SEC which permit to the companies that apply IFRS accounting principles to include comparative figures of one prior period.
(18)	From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott Company.