Form 20-F
period 2006-12-31
ENI SPA
filed 2007-06-20
CIK 1002242

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
Form 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Shares American Depositary Shares (Which represent the right to receive two Shares)	New York Stock Exchange* New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of euro 1 each	4,005,358,876

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Note - Checking the box above will not relieve any registrant required to the file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of "Accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement Item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

i

(*)	Omitted pursuant to General Instructions for Form 20-F.
(**)	The Registrant has responded to Item 18 in lieu of responding to Item 17.

Certain disclosures contained herein including, without limitation, information appearing in "Item 4 – Information on the Company", and in particular "Item 4 – Exploration & Production", "Item 5 – Operating and Financial Review and Prospects" and "Item 11 – Qualitative and Quantitative Disclosures about Market Risk" contain forward-looking statements regarding future events and the future results of Eni that are based on current expectations, estimates, forecasts, and projections about the industries in which Eni operates and the beliefs and assumptions of the management of Eni. Eni may also make forward-looking statements in other written materials, including other documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). In addition, Eni’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements with regard to management objectives, trends in results of operations, margins, costs, return on capital, risk management and competition are forward looking in nature. Words such as ‘expects’, ‘anticipates’, ‘targets’, ‘goals’, ‘projects’, ‘intends’, ‘plans’, ‘believes’, ’seeks’, ‘estimates’, variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Report under the section entitled "Risk Factors" and elsewhere. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the SEC.

CERTAIN DEFINED TERMS

In this Form 20-F, the term "Eni", the "Group", or the "Company" refers to the parent company Eni SpA and its consolidated subsidiaries and, unless the context otherwise requires, their respective predecessor companies. All references to "Italy" or the "State" are references to the Republic of Italy, all references to the "Government" are references to the government of the Republic of Italy. For definitions of certain oil and gas terms used herein and certain conversions, see "Glossary" and "Conversion Table".

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
Accordingly this annual report includes financial informations prepared in accordance with IFRS as of and for the three years ended December 31, 2004, 2005 and 2006.

IFRS, under which Eni’s Consolidated Financial Statements have been prepared, differ in certain significant respects from U.S. GAAP. For information on the differences between IFRS and U.S. GAAP as they relate to Eni, see Notes 36, 37 and 38 to Eni’s Consolidated Financial Statements included herein.

Unless otherwise indicated, any reference herein to "Consolidated Financial Statements" is to the Consolidated Financial Statements of Eni (including the Notes thereto) included herein.

Unless otherwise specified or the context otherwise requires, references herein to "dollars", "$", "U.S. dollars", "USD" and "U.S. $" are to the currency of the United States and references to "euro", "EUR" and "€" are to the currency of the European Monetary Union.

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

GLOSSARY

A glossary of oil and gas terms is available on Eni’s web page at the address www.eni.it. Below is a selection of the most frequently used terms.

Financial terms

Leverage	It is a non-GAAP measure of a company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including minority interest. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure, see "Item 5 – Financial Condition".

Net borrowings	Eni evaluates its financial condition by reference to "net borrowings", which is a non-GAAP measure. Eni calculates net borrowings as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and deposits in escrow. Securities not related to operations consist primarily of government bonds and financing institutions securities. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure, see "Item 5 – Financial Condition".

Business terms

Associated gas	Natural gas, occurring in the form of a gas cap, overlying an oil zone, contained in the reservoir’s crude oil gas.

Barrel/BBL	Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

BOE	Barrel of Oil Equivalent. It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a certain coefficient (see "Conversion Table").

Concession contracts	Contracts currently applied mainly in Western countries regulating relationships between states and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on exploration, development and production activities and for this reason it acquires a right to hydrocarbons extracted against the payment of royalties on production and taxes on oil revenues to the state.

Condensates	These are light hydrocarbons produced along with gas that condense to a liquid state at surface temperature and pressure.

Conversion capacity	Maximum amount of feedstock that can be processed in certain dedicated facilities of a refinery to obtain finished products. Conversion facilities include catalytic crackers, hydrocrackers, visbreaking units, and coking units.

Conversion index	Ratio of capacity of conversion facilities to primary distillation capacity. The higher the ratio, the higher is the capacity of a refinery to obtain high value products from the heavy residue of primary distillation.

Deep waters	Waters deeper than 200 meters.

Development	Drilling and other post-exploration activities aimed at the production of oil and gas.

v

Enhanced recovery	Techniques used to increase or stretch over time the production of wells.

EPC	Engineering, Procurement and Construction.

EPIC	Engineering, Procurement, Installation and Construction.

Exploration	Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis and well drilling.

FPSO	Floating Production Storage and Offloading System.

FSO	Floating Storage and Offloading System.

Infilling wells	Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG	Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed back into its natural gaseous state and consumed. One tonne of LNG corresponds to 1,400 cubic meters of gas.

LPG	Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Margin	The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemicals products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Mineral Storage	According to Legislative Decree No. 164/2000, these are volumes required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons. The purpose is to ensure production flexibility as required by long-term purchase contracts as well as to cover technical risks associated with production.

Modulation Storage	According to Legislative Decree No. 164/2000, these are volumes required for meeting hourly, daily and seasonal swings in demand.

Natural gas liquids (NGL)	Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that were previously defined as natural gasoline, are natural gas liquids.

Network Code	A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Over/Under lifting	Agreements stipulated between partners which regulate the right of each to its share in the production for a set period of time. Amounts lifted by a partner different from the agreed amounts determine temporary Over/Under lifting situations.

Primary balanced refining capacity	Maximum amount of feedstock that can be processed in a refinery to obtain finished products measured in BBL/d.

Production Sharing Agreement ("PSA")	Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, among others, regulating relationships between states and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company that has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "cost oil" is used to recover costs borne by the contractor and "profit oil" is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country.

Proved reserves	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of the impact of changes on existing prices on existing contractual arrangements, but not on escalations based upon future conditions. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; and (ii) non-developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. Based on these amounts the company has already defined a clear development expenditure program which is an expression of the company’s determination to develop existing reserves.

Reserve life index	Ratio between the amount of proved reserves at the end of the year and total production for the year.

Reserve replacement ratio	Measure of the reserves produced replaced by additions to proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices.

Ship-or-pay	Clause included in natural gas transportation contracts according to which the customer is requested to pay for the transportation of gas whether or not the gas is actually transported.

Strategic Storage	According to Legislative Decree No. 164/2000, these are volumes required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Take-or-pay	Clause included in natural gas supply contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of gas set in the contract whether or not the gas is collected by the purchaser. The purchaser has the option of collecting the gas paid for and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream	The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

ABBREVIATIONS

mmCF	=	million cubic feet	ktonnes	=	thousand tonnes

BCF	=	billion cubic feet	mmtonnes	=	million tonnes

mmCM	=	million cubic meters	MW	=	megawatt

BCM	=	billion cubic meters	GWh	=	gigawatthour

BOE	=	barrel of oil equivalent	TWh	=	terawatthour

KBOE	=	thousand barrel of oil equivalent	/d	=	per day

mmBOE	=	million barrel of oil equivalent	/y	=	per year

BBOE	=	billion barrel of oil equivalent	E&P	=	the Exploration & Production segment

BBL	=	barrels	G&P	=	the Gas & Power segment

KBBL	=	thousand barrels	R&M	=	the Refinng & Marketing segment

mmBBL	=	million barrels

BBBL	=	billion barrels

CONVERSION TABLE

1 acre	=	0.405 hectares

1 barrel	=	42 U.S. gallons

1 BOE	=	1 barrel of crude oil	=	5,742 cubic feet of natural gas (1)

1 barrel of crude oil per day	=	approximately 50 tonnes of crude oil per year

1 cubic meter of natural gas	=	35.3147 cubic feet of natural gas

1 cubic meter of natural gas	=	approximately 0.00615 barrels of oil equivalent (1)

1 kilometer	=	approximately 0.62 miles

1 short ton	=	0.907 tonnes	=	2,000 pounds

1 long ton	=	1.016 tonnes	=	2,240 pounds

1 tonne	=	1 metric ton	=	1,000 kilograms
			=	approximately 2,205 pounds

1 tonne of crude oil	=	1 metric ton of crude oil	=	approximately 7.3 barrels of crude oil (assuming an API gravity of 34 degrees)

(1)	From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to BOE. The new rate adopted is 1 barrel of oil equals 5,742 cubic feet of natural gas. This conversion rate has been determined by management based on a number of factors. Other oil companies may use a different conversion rate. The change introduced had a negligible impact on production expressed in BOE.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

NOT APPLICABLE

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

Item 3. KEY INFORMATION

Selected Financial Information

The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. Until December 31, 2004, Eni prepared its Consolidated Financial Statements and other interim financial information (including quarterly and semi-annual data) in accordance with Italian GAAP. IFRS required adopting companies to restate only one year of financial statements prepared under previous GAAP. Pursuant to SEC Release 33-8567, "First-time Application of International Financial Reporting Standards", Eni is not required to include in this annual report IFRS selected financial information for any earlier periods. Accordingly the tables below show Eni selected historical financial data prepared in accordance with IFRS as of and for the years ended December 31, 2004, 2005 and 2006 and in accordance with U.S. GAAP for the five-year period ended December 31, 2006. The selected historical financial data for the years ended December 31, 2004, 2005 and 2006 are derived from Eni’s Consolidated Financial Statements included herein. IFRS, under which Eni’s Consolidated Financial Statements have been prepared, differ in certain significant respects from U.S. GAAP. For information on the differences between IFRS and U.S. GAAP as they relate to the Eni, see Notes 36, 37 and 38 to the Eni’s Consolidated Financial Statements.

Year ended December 31,

2002	2003	2004	2005	2006

(million euro except data per share and per ADR)
CONSOLIDATED PROFIT STATEMENT DATA
Amounts in accordance with IFRS
Net sales from operations	57,545	73,728	86,105
Operating profit
Exploration & Production	8,185	12,592	15,580
Gas & Power	3,428	3,321	3,802
Refining & Marketing	1,080	1,857	319
Petrochemicals	320	202	172
Engineering & Construction	203	307	505
Other activities	(395)	(934)	(622)
Corporate and financial companies	(363)	(377)	(296)
Impact of inter-segment profits elimination (1)	(59)	(141)	(133)
Operating profit	12,399	16,827	19,327
Net profit pertaining to Eni	7,059	8,788	9,217
Data per ordinary share (euro) (2)
Operating profit:
- basic	3.29	4.48	5.23
- diluted	3.28	4.47	5.22
Net profit pertaining to Eni basic and diluted	1.87	2.34	2.49
Data per ADR ($) (2) (3)
Operating profit:
- basic	8.18	11.14	13.13
- diluted	8.17	11.12	13.12
Net profit basic and diluted	4.66	5.82	6.26

Year ended December 31,

2002	2003	2004	2005	2006

(million euro except data per share and per ADR)
CONSOLIDATED PROFIT STATEMENT DATA
Amounts in accordance with U.S. GAAP
Net sales from operations	43,632	48,018	54,698	70,331	80,011
Operating profit (4)	7,861	9,215	11,739	15,528	19,345
Profit before cumulative effect of change in accounting principle and income taxes	8,350	9,274	12,324	16,281	20,784
Net profit before cumulative effect of change in accounting principle		6,098
Effect of adoption of SFAS No. 143		198
Net profit	5,292	6,296	6,401	7,583	10,005
Data per ordinary share (euro) (2)
Operating profit	2.05	2.44	3.11	4.13	5.23
Net profit:
- basic	1.38	1.67	1.70	2.02	2.71
- diluted	1.38	1.67	1.70	2.01	2.70
Data per ADR ($) (2) (3)
Operating profit	3.89	5.52	7.74	10.28	13.14
Net profit:
- basic	2.62	3.77	4.22	5.02	6.80
- diluted	2.62	3.77	4.22	5.01	6.79

As of December 31,

2002	2003	2004	2005	2006

(million euro except number of shares and dividend information)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with IFRS
Total assets			72,853	83,850	88,312
Short-term and long-term debt			12,684	12,998	11,699
Share capital			4,004	4,005	4,005
Minority interest			3,166	2,349	2,170
Shareholders’ equity			32,374	36,868	39,029
Amounts in accordance with U.S. GAAP
Total assets	66,122	71,995	72,354	82,977	85,806
Short-term and long-term debt	15,320	16,144	12,697	12,954	11,568
Share capital	4,002	4,003	4,004	4,005	4,005
Minority interest	1,433	1,822	2,305	1,463	1,321
Shareholders’ equity	27,736	28,948	31,649	35,125	37,656
Other financial information in accordance with IFRS
Capital expenditure			7,499	7,414	7,833
Weighted average number of ordinary shares outstanding (fully diluted - shares million)	3,827	3,778	3,775	3,763	3,701
Dividend per share (euro)	0.75	0.75	0.90	1.10	1.25
Dividend per ADR ($) (3)	1.71	1.83	2.17	2.73	3.24

(1)	This item concerned mainly intra-group sales of goods, services and capital assets recorded at period end in the equity of the purchasing business segment.
(2)	Euro per Share or dollars per American Depositary Receipt (ADR), as the case may be. Starting from 2006 one ADR represents two Eni shares. Previously one ADR was equivalent to five Eni shares. Data per ADR for prior periods have been recalculated accordingly.
(3)	The financial statements are stated in euro. The translations of certain euro amounts into U.S. dollars are included solely for the convenience of the reader. The convenient translations should not be construed as representations that the amounts in euros have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange. Data per ADR, with the exception of dividends, were translated at the EUR/USD average exchange rate for each year presented (see the table on page 4). Dividends per ADR for the years 2002 through 2005 have been translated into U.S. dollars for each year presented using the Noon Buying Rate on the payment date, which occurs in the months of June and October for the payment of the balance dividend and the interim dividend, respectively. Eni started to pay an interim dividend in 2005. The dividend for 2006 was converted at the Noon Buying Rate of the interim dividend (euro 0.60 per share) payment date, occurred on October 26, 2006. The balance of euro 0.65 per share payable on June 21, 2007 was translated at the Noon Buying Rate of December 31, 2006. On May 31, 2007, the Noon Buying Rate was $1.35 per euro 1.00.
(4)	See Note 37 to the Consolidated Financial Statements for details of operating profit under U.S. GAAP by business segment for the last three years.

Selected Operating Information

The table below sets forth selected operating information with respect to Eni’s proved reserves, developed and undeveloped, of crude oil (including condensates and natural gas liquids) and natural gas, as well as other data as of and for the years ended December 31, 2002, 2003, 2004, 2005, 2006. Data on proved reserves, production of oil and natural gas and hydrocarbon production sold includes Eni’s share of reserves and production of affiliates and joint ventures accounted for under the equity or cost method of accounting.

Year ended December 31,

2002	2003	2004	2005	2006

Proved reserves of oil at period end (mmBBL)	3,783	4,138	4,008	3,773	3,481
Proved reserves of natural gas at period end (BCF)	18,629	18,008	18,435	17,591	16,965
Proved reserves of hydrocarbons in mmBOE at period end (1)	7,030	7,272	7,218	6,837	6,436
Reserve replacement ratio (2) (three year average)	202	179	117	89	55
Reserve life index (3)	13.2	12.7	12.1	10.8	10.0
Average daily production of oil (KBBL/d)	921	981	1,034	1,111	1,079
Average daily production of natural gas available for sale (mmCF/d) (4)	3,015	3,174	3,171	3,344	3,679
Average daily production of hydrocarbons available for sale (KBOE/d) (4)	1,449	1,536	1,586	1,693	1,720
Hydrocarbon production sold (mmBOE)	523.3	556.2	576.5	614.9	625.1
Oil and gas production costs per BOE (5)	3.83	4.16	4.92	5.59	5.79
Profit per barrel of oil equivalent (6)	5.08	5.95	8.87	12.20	14.97
Sales of natural gas to third parties (7)	64.12	69.49	72.79	77.08	79.63
Natural gas consumed by Eni (7)	2.02	1.90	3.70	5.54	6.13
Sales of natural gas of affiliates (Eni’s share) (7)	2.40	6.94	5.84	7.08	7.65
Total sales and own consumption of natural gas of the Gas & Power segment (7)	68.54	78.33	82.33	89.70	93.41
Upstream natural gas sales in Europe (7)	4.49	5.03	4.70	4.51	4.07
Worldwide natural gas sales (7)	73.03	83.36	87.03	94.21	97.48
Transport of natural gas for third parties in Italy (7)	19.84	24.63	28.26	30.22	30.90
Length of natural gas transport network in Italy at period end (8)	29.8	30.1	30.2	30.7	30.9
Electricity production sold (9)	5.00	5.55	13.85	22.77	24.82
Refined products production (10)	35.55	33.52	35.75	36.68	36.27
Balanced capacity of wholly-owned refineries (11)	504	504	504	524	534
Capacity utilization of wholly-owned refineries (12)	99	100	100	100	100
Number of service stations at period end (in Italy and outside Italy)	10,762	10,647	9,140	6,282	6,294
Average throughput per service station (in Italy and outside Italy) (13)	1,858	2,109	2,488	2,479	2,470
Petrochemicals production (10)	7.12	6.91	7.12	7.28	7.07
Engineering & Construction order backlog at period end (14)	10,065	9,405	8,521	10,122	13,191
Employees at period end (units)	80,655	75,421	70,348	72,258	73,572

(1)	Includes approximately 779, 747, 737, 760 and 754 BCF of natural gas held in storage in Italy at December 31, 2002, 2003, 2004, 2005 and 2006, respectively. See "Item 4 – Information on the Company – Exploration & Production – Storage".
(2)	Consists of: (i) the increase in proved reserves attributable to: (a) purchases of minerals in place; (b) revisions of previous estimates; (c) improved recovery; and (d) extensions and discoveries, less sales of minerals in place; divided by (ii) production during the year as set forth in the reserve tables, in each case prepared in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 38 to the Consolidated Financial Statements. Expressed as a percentage.
(3)	Consists of proved reserves at year end divided by production during the year as set forth in the reserve tables, in each case presented in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 38 to the Consolidated Financial Statements. Expressed on a yearly basis.
(4)	Natural gas production volumes exclude gas consumed in operations (132, 151, 220, 250 and 286 mmCF/d in 2002, 2003, 2004, 2005 and 2006, respectively).
(5)	Consists of production costs (costs incurred to operate and maintain wells and field equipment including also royalties) prepared under U.S. GAAP divided by actual production net of production volumes of natural gas consumed in operations. See the unaudited supplemental oil and gas information in Note 38 to the Consolidated Financial Statements. Expressed in dollars.
(6)	Results of operations from oil and gas producing activities, divided by actual sold production, in each case prepared in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Note 38 to the Consolidated Financial Statements for a calculation of results of operations from oil and gas producing activities. Expressed in dollars.
(7)	Expressed in BCM.
(8)	Expressed in thousand kilometers.
(9)	Expressed in TWh.
(10)	Expressed in mmtonnes.
(11)	Expressed in KBBL/d.
(12)	Expressed in production as a percentage of capacity taking into account scheduled plant shutdowns.
(13)	Expressed in thousand liters per day. Referred to the Agip branded network.
(14)	The sum of the order backlog of Saipem SpA and Snamprogetti SpA, expressed in million euro.

Exchange Rates

The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate in U.S. dollars per euro, rounded to the second decimal (Source: The Federal Reserve Board).

High	Low	Average(1)	At period end

(U.S. dollars per euro)
Year ended December 31,
2002	1.05	0.86	0.95	1.05
2003	1.26	1.04	1.13	1.26
2004	1.36	1.18	1.24	1.35
2005	1.35	1.17	1.24	1.18
2006	1.33	1.19	1.26	1.32

(1)	Average of the Noon Buying Rates for the last business day of each month in the period.

High	Low	At period end

(U.S. dollars per euro)
December 2006	1.33	1.31	1.32
January 2007	1.33	1.29	1.30
February 2007	1.32	1.30	1.32
March 2007	1.34	1.31	1.34
April 2007	1.37	1.34	1.37
May 2007	1.36	1.34	1.35
June 2007 (through June 12, 2007)	1.35	1.33	1.33

Fluctuations in the exchange rate between the euro and the dollar affect the dollar equivalent of the euro price of the Shares on the Telematico and the dollar price of the ADRs on the NYSE. Exchange rate fluctuations also affect the dollar amounts received by owners of ADRs upon conversion by the Depository of cash dividends paid in euro on the underlying Shares. The Noon Buying Rate on June 12, 2007 was $1.33 per euro 1.00.

Risk Factors

Competition

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy to the industrial, commercial and residential energy markets.

Eni encounters competition from other oil and natural gas companies in all areas of its operations:

•	In the Exploration & Production business for obtaining exploration and development rights, particularly outside of Italy. The current trend of the industry towards a reduction of the number of operators through takeovers or mergers might lead to stronger competition from operators with greater financial resources and a wider portfolio of development projects.
•	In its domestic natural gas business, strong competition derives from both national and international natural gas suppliers, also following the impact of the liberalization of the Italian natural gas market introduced by Legislative Decree No. 164/2000 which provides for, among other things, the opening of the Italian market to competition, limitations to the size of gas companies relative to the market and third party access to transport infrastructure. In addition, Legislative Decree No. 164/2000 grants the Italian Authority for Electricity and Gas certain regulatory powers in the matters of natural gas pricing and access to infrastructure. Outside of Italy, particularly in Europe, Eni faces competition from large well-established players and other international oil and gas companies in growing its market share and acquiring new clients or retaining clients.
•	In its domestic electricity business, Eni competes with other producers from Italy or outside of Italy who sell electricity on the Italian market.

•	In retail marketing both in and outside Italy, Eni competes with third parties (including international oil companies and local operators such as supermarket chains) to obtain concessions to establish and operate service stations. Once established, Eni’s service stations compete primarily on the basis of pricing, services and availability of non-petroleum products. In Italy political and institutional forces are urging that the level of competition should be enhanced in the sector of retail marketing of fuels. Eni expects developments on this issue to further increase pressure on margins from the retail marketing of fuels.
•	Competition in the oilfield services, construction and engineering industries is primarily on the basis of technical expertise, quality and number of services and availability of technologically advanced facilities (for example, vessels for offshore construction).

Risks associated with the exploration and production of oil and natural gas

The exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production interests, the imposition of specific drilling and other work obligations, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. The oil and gas industry is subject to the payment of royalties and income taxes, which tend to be higher than those payable in respect of many other commercial activities.

Exploratory drilling efforts may not be successful

Drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be unsuccessful as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or fires, blow-outs and various forms of accidents, marine risks such as collisions and other adverse weather conditions and shortages or delays in the delivery of equipment. Exploring or drilling in offshore areas, in particular in deep water, is generally more complex and riskier than in onshore areas; so it is exploratory activity in remote areas or in challenging environmental conditions such as those in the Caspian Region or Alaska.
Failures in the exploration for oil and natural gas could have an adverse impact on Eni’s future results of operations and financial condition. Because of the percentage of Eni’s capital plans devoted to higher risk exploratory projects, it is likely that Eni will continue to experience significant exploration and dry hole expenses. In particular Eni plans to explore for oil and gas offshore, often in deep water or at deep drilling depths, where operations are more difficult and costly than on land or at shallower depths and in shallower waters. Deep water operations generally require a significant amount of time between a discovery and the time that Eni can produce and market the oil or gas, increasing both the operational and financial risks associated with these activities. In addition, lack of essential equipment such as a shortage of deep water rigs could further delay operations, thus increasing both operational and financial risks.
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

Development projects bear significant operational risks which may adversely affect actual returns on such projects

Eni is involved in numerous development projects for the production of hydrocarbon reserves, principally offshore. Eni’s future results of operations rely upon its ability to develop and operate major projects as planned. Key factors that may affect the economics of those projects include:

•	the outcome of negotiations with co-venturers, governments, suppliers, customers or others (including, for example, Eni’s ability to negotiate favorable long-term contracts with customers, the development of reliable spot markets that may be necessary to support the development of particular production projects, or commercial arrangements for pipelines and related equipment to transport and market hydrocarbons);
•	timely issuance of permits and licenses by government agencies;
•	the ability to design development projects as to prevent the occurrence of technical inconvenience;
•	delays in manufacturing and delivery of critical equipment, or shortages in the availability of such equipment;
•	risks associated with the use of new technologies and the inability to develop advanced technologies to maximize the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;
•	changes in operating conditions and costs, including costs of third party equipment or services such as drilling rigs and shipping;
•	the actual performance of the reservoir and natural field decline; and
•	the ability and time necessary to build suitable transport infrastructures to export production towards final markets.

Furthermore, deep water and other hostile environments, where the majority of Eni’s planned and existing development projects are located, can exacerbate these problems. Delays and differences between estimated and actual timing of critical events may adversely affect the completion and start up of production from such projects and, consequently, the actual returns on such projects. Finally, developing and market hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning related facilities. As a consequence, rates of return of such long-lead-time projects are exposed to the volatility of oil and gas prices which may be substantially lower with respect to prices assumed when the investment decision was actually made, leading to lower rates of return.

Inability in replacing oil and natural gas reserves could adversely impact results of operations and financial condition

Eni’s results of operations and financial condition are substantially dependent on its ability to develop and sell oil and natural gas. Unless the Company is able to replace produced oil and natural gas, its reserves will decline. Future oil and gas production are dependent on the company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiation with countries and other owners of known reserves and acquisitions. An inability to replace reserves could adversely impact future production and hence future results of operations and financial condition.

Lifting and development costs are trending up and this could reduce profit per BOE in the Exploration & Production segment

Profits per BOE in the Exploration & Production segment are being affected by a steady rising trend in lifting and development costs as a result of industry-wide operating factors: (i) the increasingly high percentage of complex development projects (such as those in deep and ultra deep waters and in harsh environments) which bear higher lifting and development costs as compared to development projects in traditional environments; (ii) continuing increases in the purchase prices of raw materials and services in connection with sector-specific inflation and a global economic recovery; and (iii) an increasingly severe shortage of specialized resources (such as engineers and other valuable technicians) and critical equipment (such as drilling rigs) especially in remote areas. Eni’s management expects this rising trend in lifting and development costs to continue, in the medium-term leading to a reduction in our profit margins per BOE. If the Company is not able to compensate for lower unit profits with increased production volumes, its results of operations and financial condition will be negatively impacted.

Changes in crude oil and natural gas prices may adversely affect Eni’s results of operations

The exploration and production of oil and gas is a commodity business with a history of price volatility. The single largest variable that affects the company’s results of operations and financial condition is crude oil prices. Except with respect to single transactions, Eni does not hedge its exposure to price changes. As a consequence, Eni’s profitability depends heavily on crude oil and natural gas prices.
Crude oil and natural gas prices are subject to international supply and demand and other factors that are beyond Eni’s control, including among other things:

(i)	the control on production exerted by OPEC member countries which cover a significant portion of the worldwide supply of oil and can exercise substantial influence on price levels;
(ii)	global geopolitical and economic developments, including sanctions imposed on certain oil-producing countries on the basis of resolutions of the United Nations or bilateral sanctions;
(iii)	global and regional dynamics of demand and supply of oil and gas;
(iv)	prices and availability of alternative sources of energy;
(v)	governmental and intergovernmental regulations, including the implementation of national or international laws or regulations intended to limit greenhouse gas emissions, which could impact the prices of hydrocarbons; and
(vi)	success in developing new technology.

All these factors can affect world supply and prices of oil. Such factors can also affect the prices of natural gas because natural gas prices are typically tied to the prices of certain crude and refined petroleum products. Lower crude oil prices have an adverse impact on Eni’s results of operations and financial condition. Furthermore, lower oil and gas prices over prolonged periods may also reduce the rates of return of development projects either planned or being implemented, leading the Company to reschedule, postpone or cancel development projects. In addition, lower prices also affect liquidity, entailing lower resources to finance expansion projects, further dampening our ability to grow future production and revenues.

Uncertainties in Estimates of Oil and Natural Gas Reserves

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are the following:

•	the quality of available geological, technical and economic data and their interpretation and judgment;
•	whether the prevailing tax rules, other government regulations and contractual conditions will remain the same as on the date estimates are made;
•	results of drilling, testing and production after the date of the estimates which may require substantial upward or downward revisions;
•	changes in oil and natural gas prices which could have an effect on the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. In particular the reserves estimates are subject to revision as prices fluctuate due to the cost recovery feature under certain Production Sharing Agreements (PSAs); and
•	the actual production performance of Eni’s reservoirs.

Many of these factors, assumptions and variables involved in estimating proved reserves are beyond Eni’s control and may prove to be incorrect over time. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered. Additionally, any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes which could adversely impact Eni’s results of operations and financial condition.

Oil and gas activity may be subject to increasingly high levels of income taxes, production taxes and royalties

Eni operates in different countries in the world and any of these countries could modify their tax laws, regarding both income taxes and other kind of taxes, in ways that would adversely affect Eni’s results of operations and its financial condition.
Adverse changes in tax regimes of each jurisdiction in which Eni operates may occur anytime, regardless of the level of stability of the political and legislative framework in each of our countries of operations. In addition, in the long-term, the marginal tax rate in the oil and gas industry tends to change in correlation with the price of crude oil which could make it difficult for Eni to translate higher oil prices into increased net profit.

Political Considerations

A substantial portion of our oil and gas reserves and gas supplies are located in politically, socially and economically unstable countries where we are exposed to material disruptions to our operations

Substantial portions of Eni’s hydrocarbon reserves are located in countries outside the EU and North America, some of which may be politically or economically less stable than EU or North American countries. At December 31, 2006, approximately 70% of Eni’s proved hydrocarbon reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supply comes from countries outside the EU and North America. In 2006, approximately 60% of Eni’s supplies of natural gas came from such countries. See "Item 4 – Gas & Power – Natural Gas Supplies". Adverse political, social and economic developments in any such producing country may affect Eni’s ability to continue operating in that country, either temporarily or permanently, and affect Eni’s ability to access oil and gas reserves. Particularly Eni faces risks in connection with the following: (i) lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading for example to expropriation or forced divestiture of assets and unilateral cancellation or modification of contractual terms. A case in point is the expropriation of Eni’s titles and mineral assets relating to an important oil field in Venezuela which occurred in 2006, following the unilateral cancellation of the contract regulating oil activities in this field by the Venezuelan state oil company; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases (including retroactive claims); and (v) civil and social unrest leading to sabotages, acts of violence and incidents, for example, in the 2006 episodes of social unrest in Nigeria which caused disruptions at certain Eni oil producing facilities, reducing our production in this Country by approximately 1.7% from the previous year. These episodes have been recurring in the first months of 2007. See "Item 4 – Exploration & Production – Oil and Natural Gas Reserves"; and "Item 5 – Recent Developments". While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s results of operations and financial condition.

Our activities in Iran could lead to sanctions under relevant U.S. legislation

In August 1996, the United States adopted the Iran and Libya Sanctions Act (the "Sanctions Act") with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction. In September 2006, the Sanctions Act was amended and extended until December 2011.

This Act now applies only to Iran and authorizes the President of the United States to impose sanctions from a six-sanction menu under certain circumstances against any person, including any foreign company, making investments in Iran, thus contributing directly and significantly to the enhancement of Iran’s ability to develop its hydrocarbons resources, or against any persons that knowingly contribute to certain military programs of Iran. Eni cannot predict interpretations of, or the implementation policy of the U.S. Government under, ISA with respect to Eni’s current or future activities in Iran or other areas. It is possible that in future years Eni’s activities in Iran may be sanctioned under relevant U.S. legislation. Adding to Eni’s risks arising from this matter, a bill to amend and extend the extra-territorial reach of the economic sanctions imposed by the United States with respect to Iran has been passed by the U.S. House of Representatives and may lead to the passage of new laws in this area. Iran continues to be designated by the U.S. State Department as a State sponsoring terrorism. For a description of Eni’s operations in Iran see "Item 4 – Information on the Company – Exploration & Production – North Africa and Rest of World".

Cyclicality of the Petrochemical Industry

The petrochemical industry is subject to cyclical fluctuations in demand, with consequent effects on prices and profitability exacerbated by the highly competitive environment of the industry. Eni’s petrochemicals operations, which are located mainly in Italy, have been in the past and may be adversely affected in the future by worldwide excess installed production capacity, as well as by economic slowdowns in many industrialized countries. The dislocation of petrochemical activities to geographic areas like the Far East and oil producing countries which provide long-term competitive advantages has weakened the competitiveness of petrochemicals operations in industrialized countries, including Eni’s petrochemical operations. Petrochemical operations in industrialized countries are also less competitive than those located in the above-mentioned areas due to stricter regulatory frameworks and growing environmental concerns which prevail in industrialized countries.

Liberalization of the Italian Natural Gas Market

Legislative Decree No. 164/2000 opened to competition the Italian natural gas selling market starting on January 1, 2003. This means that all customers in Italy are free to choose their supplier of natural gas. The decree, among other things, introduced rules which have a significant impact on Eni’s activity, as the company is present in all the phases of the natural gas chain, in particular:

•	until December 31, 2010, antitrust thresholds are in place for gas operators as follows: (i) effective January 1, 2002, no single operator can input into the national transport network imported or domestically produced gas volumes higher than 75% of final consumption, decreasing by 2 percentage points per year until it reaches 61% in 2009; and (ii) effective January 1, 2003, no single operator can market more than 50% of volumes sold to final customers.
Compliance with these ceilings is verified on a yearly base by comparing the allowed average percentage on a three year basis for volumes input or sold to the average percentage obtained by each operator in the same three-year period. Allowed percentages are calculated net of losses (in the case of sales) and volumes of natural gas consumed in own operations. Based on a bill passed by the Italian upper house, Eni expects these antitrust thresholds to be renewed once they have expired in 2010;
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

Eni has been experiencing significant pressure on its natural gas margins1 since the inception of the liberalization process in Italy. In addition, unfavorable trends in Italian demand and supply of gas could add further pressure.

Since the inception of the liberalization process in the Italian natural gas market, Eni has been experiencing rising competition in its natural gas business entailing lower selling margins on gas due to the entry of new competitors into the market. Certain competitors of Eni’s are supplied by the Company itself, generally on the basis of long-term contracts. In fact in order to comply with the above mentioned regulatory thresholds relating to volumes input into the national transport network and sales volumes in Italy, Eni sold part of its gas availability under its take-or-pay supply contracts to third parties importing said volumes to and marketing them on the Italian market. For more information on Eni’s take-or-pay contracts, see "Item 4 – Gas & Power – Natural gas purchases".

_______________

(1)	For a definition of margin see "Glossary".

Over both the medium and the long-term, management expects Eni selling margins on gas in Italy to remain under pressure due to the impact of the build-up of Eni’s supplies to the above mentioned competitors and possibly new competitors entering the Italian market also in light of ongoing or planned upgrading of import infrastructure to Italy. In fact, Eni is currently implementing its plans to upgrade its natural gas import infrastructure from Algeria and Russia to Italy to achieve an increase of 13 BCM per year in transport capacity, with expected start up in 2008 reaching full operation in 2009. Further 3 BCM per year of new import capacity will be achieved by upgrading the GreenStream gasline from Libya with expected start up in 2010, reaching full operation in 2011. A large portion of this expected additional capacity has been or is planned to be awarded to third parties. In addition, certain operators in the Italian natural gas market have publicly announced plans to develop new import infrastructure to Italy. In particular, Eni expects that a new LNG terminal with an 8 BCM per year capacity will commence operations by 2009 thus adding new import capacity to the Italian market. Over the long-term, management believes that should the pace of demand growth not match the expected increase in supplies to the Italian natural gas market, Eni’s selling margins on gas could face a further increase in competitive pressure which would negatively affect Eni’s results of operations and financial conditions.

Eni growth prospects in Italy are limited by regulation

Due to the antitrust threshold on direct sales in Italy, management expects Eni’s natural gas sales in Italy to increase at a rate that cannot exceed the growth rate of natural gas demand in Italy.

If Eni fails to grow natural gas sales in Europe as planned, Eni may be unable to fulfill its minimum take obligations under take-or-pay purchase contracts and this could adversely impact results of operations and financial condition.

Over the medium-term, Eni plans to increase its natural gas sales in Europe also to absorb its natural gas availability under take-or-pay contracts. Should Eni fail to increase natural gas sales in Europe as planned, some volumes of natural gas purchased under take-or-pay contracts might remain unsold, and this could adversely impact Eni’s results of operations and financial condition.

Due to the regulated access to natural gas transport infrastructure in Italy, Eni may not be able to sell in Italy all the natural gas volumes it planned to import and, as a consequence, it may be unable to sell all the natural gas volumes which Eni is committed to purchase under take-or-pay contract obligations.

Over the next few years, Eni plans to import certain volumes of natural gas using the highest purchase flexibility as provided for by its take-or-pay purchase contracts. Eni also assumes that it will be entitled to the necessary transport capacity on the Italian transport infrastructure. However, Eni planning assumptions are inconsistent with current rules regulating the access to Italian transport infrastructure as provided for by the Network Code drafted under Decision No. 137 of July 17, 2002 of the Authority for Electricity and Gas. Such rules established certain priority criteria for the entitlement to transport capacity of natural gas at points where the Italian transport infrastructure connects with international transport networks (the so-called entry points to the Italian transport system). In particular current rules establish that take-or-pay contracts entered into before 1998, as in the case of Eni, have the right to a priority in the entitlement to available transport capacity equal to average daily contractual volumes. There is therefore no guaranteed access priority for Eni’s contracted volumes exceeding average daily contractual volumes. In fact, take-or-pay contracts entered into by Eni before 1998 envisage Eni’s right to off take daily volumes larger than the average daily contractual volume; this contractual flexibility provided by the difference between the maximum daily volume Eni is allowed to purchase and the average daily contractual volume is used when demand peaks, usually during the winter. In the event of congestion at entry points, natural gas volumes not receiving priority are entitled to available transport capacity in proportion with requests from operators. Eni considers Decision No. 137/2002 to be inconsistent with the overall rationale of the European natural gas legislative framework, especially with reference to Directive 98/30/CE and Legislative Decree No. 164/2000, and is challenging Decision No. 137/2002 before the competent administrative courts. See "Item 4 – Regulation of the Italian Hydrocarbons Industry – Gas & Power". However, Eni cannot rule out a negative outcome in this matter. Accordingly, management believes that Eni’s results of operations could be adversely affected should market conditions and/or regulatory constraints prevent Eni from selling its whole availability of natural gas purchased to fulfill take-or pay contract obligations (e.g. in case a congestion occurs at the entry points of the Italian transport infrastructure. Eni would be forced to off take a smaller volume of gas than the minimum contractual off take). See "Item 5 – Management Expectations of Operations".

The Italian Government, Parliament and regulatory authorities in Italy and in Europe may take further steps to boost competition in the Italian natural gas market and such regulatory developments may adversely affect Eni’s results of operations.

Institutional and political forces are urging a higher degree of competition in the Italian natural gas market and this may produce significant developments on this matter. A brief description follows of certain recently enacted laws and certain proceedings before the Authority for Electricity and Gas and the Italian Antitrust Authority in order to allow investors to gain some insight of the complexity of this matter. For a full discussion of laws and procedures described herein see "Item 4 – Regulation of the Italian Hydrocarbons Industry – Gas & Power".

In 2003, Law No. 290 was enacted which prohibits Eni from holding an interest higher than 20% in undertakings owning natural gas transport infrastructure in Italy (Eni currently holds a 50.04% interest in Snam Rete Gas, which owns and manages approximately 97% of the Italian natural gas transport infrastructure). The Italian Budget Law for 2007 establishes that the provisions to implement Law No. 290/2003 will be enacted through a decree from the Italian Prime Minister. The term for the disposal envisaged by Law No. 290/2003, which was initially fixed at December 31, 2008, will be redetermined in 24 months after the effective date of said decree from the Italian Prime Minister. Currently, Eni is unable to predict that date.

On the basis of the findings of a joint inquiry conducted from 2003 through June 2004 on the Italian natural gas market, the Authority for Electricity and Gas and the Italian Antitrust Authority (the "Antitrust Authority") acknowledged that the overall level of competition of the Italian natural gas market is unsatisfactory due to the dominant position held by Eni in many phases of the natural gas chain. According to both the Authority for Electricity and Gas and the Antitrust Authority, the vertical integration of Eni in the supply, transport and storage of gas has restricted the development of competition in Italy notwithstanding the antitrust ceilings introduced by Legislative Decree No. 164/2000. It was further stated that the price of natural gas in Italy (in particular for the industrial sector) is higher than in other European countries.

In November 2006, the Authority for Electricity and Gas concluded an inquiry concerning the competitive behavior of operators selling natural gas to residential and commercial customers with the aim of defining measures to improve competition. The outcomes of this inquiry was that the retailing market for natural gas in Italy lacks a sufficient degree of competition due to current commercial practices and the existence of both entry and exit barriers. The Authority plans to implement measures to improve competition in this market.

In May 2007, the European Commission commenced anti-trust proceedings against Eni based on information obtained during inspections carried out in 2006 at the headquarters of Eni and of certain Eni subsidiaries. These proceedings against Eni are intended to verify the possible existence of any business conducts breaching European competition rules and preventing access to the Italian natural gas wholesale market by booking a majority share of transport capacity of certain international gas lines, thus limiting third party access to those infrastructures, and delaying or annulling certain plans for the upgrading of the international transport infrastructure.

Management believes the institutional debate on the degree of competition in the Italian natural gas market and the regulatory activity to be areas of attention and cannot exclude negative impacts deriving from developments on these matters on Eni’s financial condition and results of operations in future years.

Decisions of the Authority for Electricity and Gas in the matter of natural gas tariffs may diminish Eni’s ability to determine the price at which it sells natural gas to customers

On the basis of certain legislative provisions, the Authority for Electricity and Gas ("the Authority") holds a general monitoring power on pricing in the natural gas market in Italy and the power to establish selling tariffs for supply of natural gas to residential and commercial users taking into account, among other things, the public interest goal of containing the inflationary pressure due to a rise in energy costs. The decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the cost of the imported gas on to the final consumers of natural gas. In particular following numerous decisions and a lengthy administrative procedure started in 2004 and finalized in March 2007, the Authority finally established a new indexation mechanism for updating the raw material cost component in supplies to residential and commercial users consuming less than 200,000 CM/y, establishing, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred on to residential and commercial users of natural gas in case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate supply contracts to wholesalers in order to take account of the reduction of the price of natural gas sold to residential and commercial users. While the final outcome of the Authority’s decision on Eni’s accounts was lighter than the initial setup proposed by the Authority of this new indexation mechanism, in future years management cannot exclude the possibility that the Authority could implement similar measures that may negatively affect Eni results of operations and financial condition. For more information on this issue (particularly the Authority’s Decisions No. 248/2004, 134/2006 and 79/2007) see "Item 4 – Regulation – Gas & Power".

Environmental, Health and Safety Regulation

Eni may incur material operating costs and liabilities in relation to compliance with applicable environmental, health and safety regulations

Eni is subject to numerous EU, international, national, regional and local environmental, health and safety laws and regulations concerning its oil and gas operations, products and other activities. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities in certain protected areas, provide for measures to be taken to protect the safety of the workplace and health of communities involved by the company’s activities, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations.

These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste materials. Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations. Risks of environmental, health and safety costs and liabilities are inherent in many of Eni’s operations and products, and there are risks that material expenses and liabilities may be incurred in relation to compliance with environmental, health and safety laws and regulations.

Eni’s results of operations and financial condition are exposed to risks deriving from future contaminations or the ascertain of as yet unknown contaminations, enactment of stricter environmental rules and regulations in the many jurisdictions in which Eni operates, or the arising of litigation with third parties.

Although management, considering remedial actions already performed the existing insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect on Eni’s consolidated financial statements as a result of the environmental impact of its operations and compliance with applicable environmental laws and regulations, there are risks that Eni may incur significant costs and liabilities in future years due to: (i) the chance of as yet unknown contamination; (ii) future developments in environmental, health and safety regulation, particularly implementation of measures decided at both international and country level to reduce or limit greenhouse gas emissions; (iii) the results of on-going surveys or surveys to be carried out on the environmental status of Eni’s industrial sites as required by the applicable regulations on contamined site; and (iv) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Legal Proceedings

Eni is party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Although Eni’s management does not currently expect a material adverse effect on Eni’s financial condition and results of operations on the basis of information available to date and taking account of existing provisions, Eni’s management cannot rule out that in future years Eni may incur material losses in connection with pending legal proceedings due to: (i) uncertainty regarding the outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) errors in the estimate of probable future losses.

Risks related to Changes in the Price of Oil, Natural Gas, Refined Products and Chemicals

Operating results in certain Eni’s businesses, particularly the Exploration & Production, Refining & Marketing, and Petrochemicals segments are affected by changes in the price of oil and by their impact on prices and margins of refined and petrochemical products.

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

The favorable impact of higher oil prices on Eni’s results of operations may be offset by the different trends of margins in Eni’s downstream businesses

The impact of changes in crude oil prices on Eni’s downstream businesses, including the Gas & Power, the Refining & Marketing and the Petrochemicals businesses, depends upon the speed at which the prices of gas and products adjust to reflect these changes. Wholesale margins in the Gas & Power business are substantially independent from fluctuations in crude oil prices as purchase and selling prices of natural gas are contractually indexed to prices of crude oil and certain refined products according to similar pricing schemes. On the contrary, in the Refining & Marketing and Petrochemicals businesses a time lag exists between movements in oil prices and movements in the prices of finished products.

Eni’s results of operations are affected by changes in European refining margins

The results of operations of Eni’s Refining & Marketing segment are substantially affected by changes in European refining margins which reflect changes in relative prices of crude oil and refined products as outlined above.

Eni’s results of operations are affected by changes in petrochemical margins

Eni’s petrochemical products margins are affected by trends in demand and changes in oil prices which influence changes in cost of petroleum-based feedstock. Generally, an increase in oil price determines a decrease in petrochemical products margins in the near term.

Risks from Acquisitions

In addition to its plans for organic growth, Eni constantly monitors the oil and gas market in search of opportunities to acquire individual assets or corporations as a way to grow. Acquisitions normally entail an execution risk – the risk that the acquirer will not be able to effectively integrate the purchased assets so as to achieve expected synergies. In addition, in the current high oil price environment, acquisitions can entail a financial risk – the risk of not being able to recover the purchase costs of acquired assets, in case a prolonged decline in the market prices of oil and natural gas occurs and no hedging transaction is put in place. We also incur unanticipated costs or assume unexpected liabilities and losses in connection with companies or assets we acquire. If the integration and financial risks connected to acquisitions materialize our financial performance may be adversely affected.

Exchange Rates

Movements in the exchange rate of the euro against the U.S. dollar can have a material impact on Eni’s results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, U.S. dollars, while a significant portion of Eni’s expenses are denominated in euros. Similarly, prices of Eni’s petrochemical products are generally denominated in, or linked to, the euro, whereas expenses in the Petrochemicals segment are denominated both in euros and U.S. dollars. Accordingly a depreciation of the U.S. dollar against the euro generally has an adverse impact on Eni results of operations and financial condition because it reduces booked revenues by an amount greater than the decrease in dollar-denominated expenses.

Risks deriving from Eni’s Exposure to Weather Conditions and Seasonality Factors

Significant changes in weather conditions in Italy and in the rest of Europe from year to year may cause variations in demand for natural gas and some refined products; in colder years, demand is higher. Accordingly, the results of operations of the Gas & Power segment and, to a lesser extent, the Refining & Marketing segment, may be affected by such variations in weather conditions. In addition, Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand for which is typically highest in the first quarter of the year, which includes the coldest months and lowest in the third quarter, which includes the warmest months. Furthermore, extreme weather phenomena can result in material disruption to our operations, particularly to offshore production of oil and natural gas.

Interest Rates

Interest on Eni’s financial debt is primarily indexed at a spread to benchmark rates such as the Europe Interbank Offered Rate, "Euribor", and the London Interbank Offered Rate, "Libor". As a consequence, movements in interest rates can have a material impact on Eni’s financial expense in respect to its finance debt.

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

Item 4. INFORMATION ON THE COMPANY

History and Development of the Company

Eni SpA with its consolidated subsidiaries is engaged in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni has operations in about 70 countries and 73,572 employees as of December 31, 2006.

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
Eni is engaged in exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea, the Gulf of Mexico, Australia, South America and areas with great development potential such as the Caspian Sea, the Middle and Far East, India and Alaska. In 2006, Eni’s hydrocarbon production available for sale averaged 1,720 KBOE/d and, at December 31, 2006, Eni’s estimated proved reserves totaled 6,436 mmBOE with a life index of 10.0 years. In 2006, Eni’s Exploration & Production segment reported net sales from operations (including inter-segment sales) of euro 27,173 million and operating profit of euro 15,580 million.

Eni conducts its natural gas and electricity generation activities through its Gas & Power Division and certain operating subsidiaries. Eni’s natural gas supply, transmission and distribution activities commenced in the 1940s with the commercial sale of natural gas to industrial users in Northern Italy. In past years, Eni conducted its natural gas operations through the subsidiary Snam SpA. Snam SpA was merged into Eni SpA effective as of February 1, 2002 to become Eni’s Gas & Power Division. In 2006, Eni’s sales of natural gas to third parties totaled 50.94 BCM in Italy and 27.93 BCM in the rest of Europe; Eni’s share of natural gas volumes sold by its affiliates totaled 7.65 BCM (of which 6.88 BCM was sold in the rest of Europe). Natural gas volumes consumed in operations by Eni and Eni’s subsidiaries – mainly in electricity generation, refining and petrochemicals operations – totaled 6.13 BCM. Natural gas sales in Italy include: (i) sales to wholesalers, mainly local companies selling natural gas to residential and commercial customers, and to large industrial and thermoelectric customers who are supplied by a high and medium pressure pipeline network; and (ii) sales to residential and commercial customers which are supplied by a low pressure pipeline network. Eni’s high and medium pressure gas pipeline network for natural gas transport is about 30,890-kilometer long in Italy, while outside Italy Eni holds transmission rights on approximately 5,000 kilometers of high pressure pipelines. Eni’s natural gas transport network in Italy is owned and managed by Snam Rete Gas SpA. Snam Rete Gas is listed on the Italian Stock Exchange, Eni’s share being 50.04%. Snam Rete Gas transports natural gas on behalf of Eni and third parties ("shippers"); in 2006 its transported volumes were 87.99 BCM, of which 30.9 BCM were on behalf of third parties. Eni, through its 100% subsidiary Italgas and other subsidiaries, is engaged in natural gas distribution activity in Italy serving 1,317 municipalities through a low pressure network consisting of approximately 48,700 kilometers of pipelines as of December 31, 2006.
Eni conducts its electricity generation activities through its wholly-owned subsidiary EniPower SpA, which owns and manages Eni’s power stations in Livorno, Taranto, Mantova, Ravenna, Brindisi, Ferrera Erbognone and Ferrara with a total installed capacity of approximately 4.9 GW as of December 31, 2006. In 2006, sold production of electricity totaled 24.82 TWh. Eni owns other minor power stations located in Eni’s petrochemical plants and refineries whose production is mainly for internal consumption. The accounts of these power stations are reported within Eni’s Refining & Marketing and Petrochemicals segments.

In 2006, Eni’s Gas & Power segment reported net sales from operations (including inter-segment sales) of euro 28,368 million and operating profit of euro 3,802 million.

Eni conducts its refining and marketing activities through the Refining & Marketing Division and certain operating subsidiaries. Activities commenced in the 1930s, when Eni initiated the development of the industrial and retail markets for refined products in Italy. In past years, Eni conducted its refining and marketing operations through the subsidiary AgipPetroli SpA. AgipPetroli SpA was merged into Eni SpA effective December 31, 2002 to become Eni’s Refining & Marketing Division. Eni’s refining and marketing activities are located primarily in Italy and in the rest of Europe. In 2006, Eni’s retailing market share for refined products in Italy through its Agip-branded network of service stations was 29.3%. In 2006, sales of refined products totaled 51.13 mmtonnes, of which 29.90 mmtonnes were in Italy. The balanced refining capacity of Eni’s wholly-owned refineries totaled 534 KBBL/d as of December 31, 2006. In 2006, Eni’s Refining & Marketing segment reported net sales from operations (including inter-segment sales) of euro 38,210 million and operating profit of euro 319 million.

Eni’s petrochemicals activities commenced in the 1950s, when it began production of basic petrochemicals at its Ravenna industrial complex. Through Polimeri Europa SpA and its subsidiaries, Eni operates in olefins and aromatics, basic intermediate products, polyethylene, polystyrenes, and elastomers. Eni’s petrochemical operations are concentrated in Italy and in Western Europe. In 2006, Eni sold 5.3 mmtonnes of petrochemical products. In 2006, Eni’s Petrochemicals segment reported net sales from operations (including inter-segment sales) of euro 6,823 million and an operating profit of euro 172 million.

Eni’s oilfield services, construction and engineering activities commenced in the late 1950s. In 2006 Eni SpA divested its 100% stake in Snamprogetti to Saipem SpA (a 43% owned subsidiary). Through Saipem and its subsidiaries, including Snamprogetti, Eni operates in offshore construction, in particular fixed platform installation, subsea pipe laying and floating production systems and onshore construction. Through Saipem and its subsidiaries Eni also provides offshore and onshore drilling services and engineering and project management services to the oil and gas, refining and petrochemical industries. In 2006, Eni’s Engineering & Construction segment reported net sales from operations (including intersegment sales) of euro 6,979 million and operating profit of euro 505 million.

A list of subsidiaries of Eni is included as an exhibit to this Annual Report on Form 20-F.

Strategy

Eni plans to deploy a strategy of profitable growth over both the medium and the long-term, which is intended to create long-term shareholder’s value particularly through significant dividend distributions. In pursuing this strategy Eni plans a capital expenditure program amounting to euro 44.6 billion over the next four years. Eni plans to finance this capital expenditure program by using the cash flows provided by operating activities. Over the next four-year period, the Company expects to distribute to its shareholders an amount of dividends in line with the current level in real terms (See "Item 8 – Dividends"). Eni aims to allocate cash flow in excess of capital expenditure and dividend requirements to continue its programme of share buy-back while at the same time maintaining a strong balance sheet. See "Item 5 – Management Expectations of Operations".

In its Exploration & Production activities, Eni plans to grow production of oil and natural gas through organic growth and by leveraging on the contribution of recently acquired assets in the Gulf of Mexico and onshore Congo, targeting a compound average production growth rate of approximately 4% over the 2007-2010 period, subject to certain market assumptions (See "Item 5 – Management Expectations of Operations"). Organic production growth will be driven mainly by the development of new projects located in the key producing basins of North and West Africa and the Caspian region, and the contribution of long-life fields located mainly in Kazakhstan, Libya, Algeria, Norway, Italy and Egypt. Management will continue to evaluate opportunities to increase production through acquisitions. In addition, Eni intends to pay special attention to reserve replacement in order to secure the medium to long-term sustainability of its business. In the next four-year period, management expects additions to reserves to fully replace produced reserves, assuming a Brent crude oil price of 40 U.S. dollar per barrel in 2010.

In its Gas & Power activities, Eni plans to grow natural gas sales in the rest of Europe and safeguard its leading position in Italy, effectively manage regulated business and the power generation business, and expand LNG sales. In Europe, Eni intends to strengthen its presence in markets where its presence is already established – such as the Iberian Peninsula, Germany and Turkey – and to increase sales in markets with significant growth and profitability prospects (in particular, France and the United Kingdom). To achieve its growth strategy, Eni will leverage on its assets, including gas availability – both equity and purchased under long-term supply contracts – access to infrastructure, its important regasification capacity, long-standing relationships with natural gas producing countries, a large customer base, and market knowledge.

In Italy, Eni plans to implement a more attractive commercial offer than Eni’s competitors on the basis of the quality of services, pricing formulas including different indexation schemes to suit various customers’ purchasing profiles, and the integration of supply of gas and electricity ("dual offer"), targeting mainly the middle and retail markets. Management expects that the dual offer will achieve important synergies from the integration of processes of client development and management.
By 2010, Eni plans to sell some 105 BCM worldwide, with international sales expected to grow by 10% per year on average.

In its Refining & Marketing activities, Eni intends to improve profitability. In its refining activities, Eni plans: (i) to increase the conversion capacity of its refineries in order to obtain a higher yield of middle distillates; (ii) to enhance the flexibility of its refineries in order to process low-quality crude that is typically discounted in the market-place; and (iii) to reduce operating costs. In marketing, Eni intends to strengthen its leadership position in the Italian retail market by improving the qualitative standards of the Italian network and implementing customer-focused marketing initiatives and effective differentiation of pricing, and to increase sales in selected neighboring countries in the rest of Europe.

In its oilfield services construction and engineering activities, Eni aims at capturing opportunities arising from a growing market, acquiring large projects in complex areas and supporting expenditure plans of the other Eni’s business segments. In order to achieve this, management plans to implement an important expenditure program intended to upgrade its fleet of vessels and rigs.

In technological research and innovation activities, Eni plans to implement an important capital expenditure program to develop such technologies that management believes may ensure competitive advantages in the long-term. Eni plans to continue developing existing programmes on reducing costs to find and recover hydrocarbons, developing clean fuels, upgrading heavy crudes (in particular the EST project), monetizing natural gas through projects such as the high pressure gas transmission (TAP) and Gas to Liquids (GTL) projects, and protecting the environment.

Results and Portfolio Developments

The most significant events that occurred during 2006 and to date in 2007 were the following:

•	In 2006, hydrocarbon production available for sale averaged 1,720 mmBOE/d, a 1.6% increase compared to 2005. Eni’s net proved reserves of oil and natural gas were 6.44 BBOE (54% crude and condensates), down 401 mmBOE from 2005. The unilateral cancellation of the service contract for the Dación oilfield by the Venezuelan state oil company PDVSA effective April 1, 2006 resulted in a decrease in Eni’s proved reserves of 170 mmBBL. In 2006 Eni’s proved reserves replacement ratio was 38%; as of December 31, 2006, the reserves life index stood at 10.0 years (10.8 as at December 31, 2005).
•	In 2006, natural gas sales (97.48 BCM) were up 3.5% due to increased demand for power generation in Italy and to the addition of new customers combined with growth in markets in the rest of Europe as a result of the expansion strategy pursued by Eni.
•	In 2006, Eni invested euro 1,348 million in exploratory activities, up 106% from 2005, carrying out a large exploration campaign leading to the completion of 68 exploratory wells (35.9% net to Eni) with a commercial rate of success of 43% (49% net to Eni). A further 26 wells were in progress as of the year-end. Eni enhanced its exploration portfolio by acquiring assets in core areas such as North Africa, West Africa, Brazil, Norway and the United States, and in new high-potential basins such as Mali, Mozambique and East Timor. New acreage covers 152,000 square kilometers (99% operated by Eni).
•	In November 2006, Eni and Gazprom signed a broad strategic agreement which strengthens a long-term partnership between the two companies. Key features of this deal are the extension of the duration of Gazprom gas supply contracts to Eni until 2035, further strengthening Eni’s supply portfolio, and the intention of the two partners to pursue joint initiatives in the upstream sector in and outside Russia.
•	In April 2007, Eni agreed to acquire interests in exploration and production activities owned by Dominion Resources in the Gulf of Mexico for a total cash consideration of U.S. $4,757 million. Following this deal, Eni expects a 75,000 BOE/d additional oil and gas production in the period 2007-2010 on average, starting from July 1, 2007. Eni will retain operatorship of most of the exploration and production assets acquired.
•	In April 2007, as part of the liquidation procedure of the Russian company Yukos, Eni in partnership with Enel (60% Eni, 40% Enel) was awarded 100% of OAO Arctic Gas Co, ZAO Urengoil Inc and OAO Neftegaztechnologia which own large hydrocarbon reserves, mostly gas reserves. Eni also acquired 20% of OAO Gazprom Neft. Cash consideration for this transaction amounted to U.S. $5 billion net to Eni. Gazprom has an option to acquire a 51% interest in these three acquired companies and the entire 20% interest in OAO Gazprom Neft, as this deal is part of Eni’s strategic alliance with Gazprom signed in November 2006.
•	In February 2007, Eni agreed to acquire interests in exploration and production onshore activities operated by Maurel & Prom in Congo for a cash consideration of U.S. $1,434 million. Additional hydrocarbon production of approximately 28,000 BOE/d is expected in 2010. This transaction was finalized at the end of May 2007.

•	In April 2007, Eni agreed to purchase 102 retail fuel stations from ExxonMobil Central Europe located in Czechia, Slovakia and Hungary and related additional marketing activities.
•	In April 2007, Eni acquired an additional interest in the Nikaitchuq field in Alaska thus achieving a 100% interest.
•	In April 2007, Eni signed a Memorandum of Understanding with Sonangol for the acquisition of a 13.6% interest in the Angola LNG Ltd Consortium (A-LNG) committed to build an LNG plant with a capacity of 5 mmtonnes.
•	In May 2007, Eni agreed to purchase a 16.11% interest held by ConocoPhillips Central and Eastern Europe Holdings BV in the Ceska Rafinerska Co. When this transaction is finalized, Eni will increase its stake in this refinery from 16.3% to 32.4%, corresponding to a refinery capacity of 2.6 mmtonnes/y.

In 2006, capital expenditure amounted to euro 7.8 billion, of which 89.6% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and was primarily related to: (i) the development of oil and gas reserves (euro 3,629 million) in particular in Kazakhstan, Angola, Egypt and Italy, exploration projects (euro 1,348 million) particularly in Angola, Egypt, Norway, Nigeria, the Gulf of Mexico and Italy, including the acquisition of 152,000 square kilometers of new acreage (99% operated by Eni); (ii) upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 785 million); (iii) the ongoing construction of combined cycle power plants (euro 229 million); (iv) projects aimed at improving flexibility and yields of refineries (euro 376 million), including the start up of construction of a new hydrocracking unit at the Sannazzaro refinery, and upgrading the refined product distribution network in Italy and in the rest of Europe (euro 223 million); and (v) the construction of a new FPSO unit and upgrading of the fleet and logistic centers in the Engineering & Construction Division (euro 591 million).

In 2005, capital expenditure amounted to euro 7.4 billion, of which 91% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and was primarily related to: (i) the development of oil and gas reserves (euro 3,952 million) in particular in Kazakhstan, Libya, Angola, Italy and Egypt, exploration projects (euro 656 million) and the purchase of proved and unproved property (euro 301 million); (ii) upgrading Eni’s natural gas transport and distribution networks in Italy (euro 825 million); (iii) the continuation of construction of combined cycle power plants (euro 239 million); (iv) actions for improving flexibility and yields of refineries, including the completion of construction of the tar gasification plant at the Sannazzaro refinery, and the upgrade of the refined product distribution network in Italy and in the rest of Europe (overall euro 656 million); and (v) upgrading vessels and other equipment and facilities in Kazakhstan and West Africa in the Oilfield services and construction business (euro 346 million).

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

BUSINESS OVERVIEW

Exploration & Production

Eni operates in the exploration and production of hydrocarbons in Italy, North Africa, West Africa, the North Sea, the Gulf of Mexico, Australia and South America. It also operates in areas such as the Caspian Sea, the Middle and Far East, India and Alaska where management believes a great mineral potential exists. In 2006, Eni produced 1,720 KBOE/d; as of December 31, 2006, Eni’s proved reserves totaled 6,436 mmBOE. Eni plans to grow production of oil and natural gas through organic growth and leveraging the contribution of recently acquired assets in the Gulf of Mexico and onshore Congo, targeting a compound average production growth rate of approximately 4% over the 2007-2010 period, under certain trading environment assumptions (See "Item 5 – Management Expectations of Operations"). Organic growth will be driven by the development of new projects located mainly in the key producing basins of North and West Africa and the Caspian region, and the contribution of long-life fields, including Kazakhstan, Libya, Algeria, Norway, Italy and Egypt. Management will continue to evaluate opportunities to increase production through the purchase of corporations or individual assets. Eni intends to pay special attention to reserve replacement in order to guarantee the medium-to long-term sustainability of its business. Management expects additions to reserve to fully replace produced reserves under certain trading environment assumptions (See "Item 5 – Management Expectations of Operations"). Eni intends to optimize its portfolio of development properties by focusing on areas where its presence is established, seeking new opportunities and divesting marginal assets. Eni also intends to develop its LNG business through the purchase of interests in liquefaction plants in order to better exploit its natural gas reserves in North and West Africa.

In exploration activities Eni intends to concentrate resources in such core areas where availability of production facilities and existing competencies will enable Eni to readily put in production the reserves that are eventually discovered, reducing the time to market and achieving synergies. Approximately 70% of planned capital expenditure will be directed to such core areas (located mainly in Egypt, Nigeria, the United States, Libya, Italy and Angola). Further resources will be deployed to ascertain reserves in recently acquired areas (in particular Mozambique, East Timor and Mali). Eni expects to purchase new exploration permits and to divest or exit marginal or non strategic ones.

Eni plans to improve its performance by searching for operating solutions with lower operating costs and synergies.

In order to carry out these strategies, Eni intends to invest approximately euro 30.6 billion on exploration initiatives and reserve development over the next four-year period.

Oil and Natural Gas Reserves

Eni has always exercised rigorous control over the booking of proved reserves. The Reserve Department of the Exploration & Production segment, reporting directly to the General Manager, is entrusted with the task of continuously updating the Company’s guidelines concerning reserve evaluations and monitoring the periodic quantification process. Company guidelines follow Regulation S-X Rule 4-10 of the Securities and Exchange Commission (SEC) as well as, on specific issues not regulated by rules, the consolidated practice recognized by qualified reference institutions. Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineers company, which has certified their compliance with applicable SEC rules. D&M has also stated that the company guidelines regulate situations for which the SEC rules are less precise, providing a reasonable interpretation in line with the generally accepted practices in international markets. When participating in exploration and production activities operated by other entities Eni also estimates its proved reserves on the basis of the above guidelines.

The process for evaluating reserves involves: (i) business unit managers (geographic units) and Local Reserve Evaluators (LRE), who perform the evaluation and classification of reserves including estimates of production profiles, capital expenditure, operating costs and costs related to asset retirement obligations; (ii) geographic area managers at head offices checking evaluations carried out by business unit managers; and (iii) the Reserve Department, which provides independent reviews of the fairness and correctness of classifications carried out by business units and aggregates worldwide reserve data and calculates equity volumes. Moreover, the Reserve Department has the responsibilities to ensure the periodic certification process of reserves, to perform economic evaluation of reserves and to continuously update the Company guidelines on reserves evaluation and classification. All personnel involved in the process of reserve evaluation are knowledgeable on SEC rules and guidelines for proved reserves classification and have professional abilities adequate to the complexity of the task, express their judgment independently and are respectful of professional ethics.

Beginning in 1991 Eni has retained qualified independent petroleum engineering companies to carry out an independent evaluation2 of its proved reserves on a rotating basis. In particular, in 2006 a total of 1.4 BBOE of proved reserves, or about 21% of Eni’s total proved reserves at December 31, 2006, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as they did in past years. In the 2004-2006 three-year period independent evaluations concerned 76% of Eni’s total proved reserves; in particular evaluations concerned all the new development projects, including Kashagan, and most large-sized mature fields.

Eni’s proved reserves of oil and natural gas at December 31, 2006 totaled 6,436 mmBOE (oil and condensates 3,481 mmBBL; natural gas 16,965 BCF) representing a decrease of 401 mmBOE, or 5.9%, from December 31, 2005. The reserve replacement ratio was 38% in 2006; the average reserve replacement ratio for the last three years was 55%. The average reserve life index is 10.0 years at December 31, 2006 (10.8 at December 31, 2005). The reserve replacement ratio was calculated dividing additions to proved reserves by total production, each as derived from the tables of changes in proved reserves prepared in accordance with SFAS No. 69 presented in Note 38 to the Consolidated Financial Statements. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves booked according with the Securities Exchange Commission (SEC) criteria under Rule 4-10 of Regulation S-X. Management considers the reserve replacement ratio to be an important measure of the ability of the company to sustain its growth prospects. However, this ratio measures past performances and is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

_______________

(2)	From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott.

Additions to proved reserves booked in 2006 were 417 mmBOE derived from: (i) extensions and discoveries (161 mmBOE), in particular in Kazakhstan, Algeria, Egypt, Trinidad & Tobago and Libya; (ii) improved recovery (105 mmBOE), in particular in Egypt, Angola, Algeria, Kazakhstan and Nigeria; (iii) revisions of previous estimates (up 151 mmBOE) related to upward revisions registered in Kazakhstan, Libya and Egypt, offset in part by downward revisions in Nigeria and Ecuador. The increase offset in part the decline related to production for the year (646 mmBOE) and the unilateral cancellation of the service contract for the Dación oilfield by the Venezuelan state oil company PDVSA (170 mmBBL). Due to risks inherent in the exploration and production business, a degree of uncertainty still exists as to whether these additions will actually be produced. See "Item 3 – Risks associated with exploration and production of oil and natural gas" and – "Uncertainties in estimates of oil and natural gas reserves".

Proved developed reserves at December 31, 2006 amounted to 4,059 mmBOE (2,144 mmBBL of oil and condensates and 10,997 BCF of natural gas), representing 63% of total estimated proved reserves (63% and 60% at December 31, 2005 and 2004, respectively).

Volumes of oil and natural gas applicable to long-term supply agreements with foreign governments in mineral assets where Eni is operator totaled 583 mmBOE as of December 31, 2006 (604 mmBOE as of December 31, 2005). Said volumes are not included in reserves volumes shown in the table herein.

The table below sets forth a geographical breakdown of Eni’s proved reserves and proved developed reserves of hydrocarbons, on a barrel of oil equivalent basis, for the periods indicated.

Proved reserves

Eni’s proved reserves of hydrocarbons by geographic area

Year ended December 31,

2002	2003	2004	2005	2006

(mmBOE)
Italy	1,199	996	890	868	805
North Africa	2,033	2,024	2,117	2,026	2,018
West Africa	1,287	1,324	1,357	1,279	1,122
North Sea	825	912	807	758	682
Rest of the World	1,686	2,016	2,047	1,865	1,773
Total consolidated subsidiaries	7,030	7,272	7,218	6,796	6,400
Unconsolidated entities				41	36
	7,030	7,272	7,218	6,837	6,436

Eni’s proved reserves of oil by geographic area

Year ended December 31,

2002	2003	2004	2005	2006

(mmBBL)
Italy	255	252	225	228	215
North Africa	1,072	1,080	993	961	982
West Africa	1,022	1,038	1,056	936	786
North Sea	498	529	450	433	386
Rest of the World	936	1,239	1,284	1,190	1,088
Total consolidated subsidiaries	3,783	4,138	4,008	3,748	3,457
Unconsolidated entities				25	24
	3,783	4,138	4,008	3,773	3,481

Eni’s proved reserves of natural gas by geographic area

Year ended December 31,

2002	2003	2004	2005	2006

(BCF)
Italy	5,295	4,166	3,818	3,676	3,391
North Africa	5,563	5,467	6,453	6,117	5,946
West Africa	1,533	1,656	1,729	1,965	1,927
North Sea	1,899	2,223	2,051	1,864	1,697
Rest of the World	4,339	4,496	4,384	3,879	3,936
Total consolidated subsidiaries	18,629	18,008	18,435	17,501	16,897
Unconsolidated entities				90	68
	18,629	18,008	18,435	17,591	16,965

Eni’s proved developed reserves of hydrocarbons by geographic area

Year ended December 31,

2002	2003	2004	2005	2006

(mmBOE)
Italy	774	702	671	620	562
North Africa	797	806	961	1,230	1,242
West Africa	703	710	749	793	798
North Sea	724	822	707	611	571
Rest of the World	705	1,190	1,212	1,021	859
Total consolidated subsidiaries	3,703	4,230	4,300	4,275	4,032
Unconsolidated entities				31	27
	3,703	4,230	4,300	4,306	4,059

Eni’s proved developed reserves of oil by geographic area

Year ended December 31,

2002	2003	2004	2005	2006

(mmBBL)
Italy	168	173	174	149	136
North Africa	610	640	655	697	713
West Africa	554	560	588	568	546
North Sea	426	464	386	353	329
Rest of the World	483	610	668	564	402
Total consolidated subsidiaries	2,241	2,447	2,471	2,331	2,126
Unconsolidated entities				19	18
	2,241	2,447	2,471	2,350	2,144

Eni’s proved developed reserves of natural gas by geographic area

Year ended December 31,

2002	2003	2004	2005	2006

(BCF)
Italy	3,397	2,966	2,850	2,704	2,449
North Africa	1,084	962	1,760	3,060	3,042
West Africa	863	866	924	1,289	1,447
North Sea	1,727	2,075	1,845	1,484	1,395
Rest of the World	1,283	3,355	3,122	2,622	2,616
Total consolidated subsidiaries	8,354	10,224	10,501	11,159	10,949
Unconsolidated entities				70	48
	8,354	10,224	10,501	11,229	10,997

Mineral Right Portfolio and Exploration Activity

As of December 31, 2006, Eni’s portfolio of mineral rights consisted of 1,029 exclusive or shared rights for exploration and development in 36 countries on five continents, for a total net acreage of 385,219 square kilometers (266,002 at December 31, 2005). Of these, 48,273 square kilometers concerned production and development (55,098 at December 31, 2005). Outside Italy net acreage increased by 120,775 square kilometers due to the acquisition of assets after international bid procedures in Angola, Australia, Brazil, Congo, Egypt, Morocco, Nigeria, Norway, Pakistan and the United States, as well as in the new countries/areas of Mali, Mozambique and East Timor. In Italy, net acreage declined by 1,557 square kilometers due to releases.

A total of 68 new exploratory wells were drilled (35.9 of which represented Eni’s share on the basis of its working interest in relevant properties), as compared to 52 exploratory wells completed in 2005 (21.8 of which represented Eni’s share). Overall success rate was 43% in 2006, as compared to 39.3% in 2005; the success rate of Eni’s share of exploratory wells was 49% in 2006, as compared to 47.4% in 2005. In 2004, 66 exploratory wells were completed (29.5 of which represented Eni’s share), with an overall success rate of 52.1% (the success rate of Eni’s share of exploratory wells was 57.3%).

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

In 2006 oil and natural gas production available for sale averaged 1,720 KBOE/d (oil and condensates 1,079 KBBL/d; natural gas 3,679 mmCF/d) increasing by 27 KBOE/d compared to 2005, up 1.6%, despite the impact of the production loss in the Dación oil field in Venezuela (down 46 KBOE/d) and of adverse entitlement effects (down 21 KBOE/d) in PSAs and buy-back contracts due to higher oil prices. Libya, Egypt, Nigeria, Australia and Croatia were the main growth areas in natural gas, while oil production increased in Angola and Libya. Declines in production were attributable to mature field declines and disruptions in Nigeria due to social unrest. Production outside Italy covered 87% of the total (85% in 2005).

Production of oil and condensates (1,079 KBBL/d) increased mainly in: (i) Angola due to the production ramp-up at the Kissanje and Dikanza fields in Phase B of the development of Kizomba in Block 15 (Eni’s interest 20%) and North Sanha/Bomboco in Block 0 (Eni’s interest 9.8%), as well as the start up of the Benguela/Belize/Lobito/Tomboco fields in Block 14 (Eni’s interest 20%); and (ii) Libya, due to the ramp-up of the Bahr Essalam offshore field (Eni’s interest 50%) as part of the Western Libyan Gas Project and the el Feel field (Eni’s interest 23.3%). Production decreased in Venezuela, Nigeria, despite obtaining full production at the Bonga field in OML 118 permit (Eni’s interest 12.5%) and Italy due to technical problems occurred at the FPSO unit in the Aquila field and to production declines of mature fields.

Production of natural gas available for sale (3,679 mmCF/d) increased mainly in: (i) Libya, due to the reaching of full production at the Bahr Essalam offshore field (Eni’s interest 50%); (ii) Egypt, for full production/start up of the Barboni, Baltim North and Anshuga fields and the increase in the number of production wells at the el Temsah 4 platform in the offshore of the Nile Delta and increased supplies to the Damietta liquefaction plant (Eni’s interest 40%); (iii) Nigeria, due to increased supplies to the Bonny LNG plant (Eni’s interest 10.4%) related to the start up of trains 4 and 5; (iv) Australia, due to the start up of supplies to the Darwin liquefaction plant linked to the Bayu Undan liquid and gas field (Eni’s interest 12.04%); and (v) Croatia, due to the start up of the Ika, Ida and Ivana C-K fields (Eni’s interest 50%) in the Adriatic offshore. These increases were offset in part by a decline registered in Italy resulting from the production decline of mature fields.

Hydrocarbon production sold amounted to 625.1 mmBOE. Approximately 68% of oil and condensate production sold (391.1 mmBBL) was ultimately sold to Eni’s Refining & Marketing segment; 40% of natural gas production sold (1,343 BCF) was ultimately sold to Eni’s Gas & Power segment.

The tables below set forth Eni’s production of oil and condensates and natural gas for the periods indicated.

Year ended December 31,

2002	2003	2004	2005	2006

(KBBL/d)
Production of oil and condensates (1)
Italy	86	84	80	86	79
North Africa	252	250	261	308	329
West Africa	222	236	285	310	322
North Sea	213	235	203	179	178
Rest of the World	148	176	205	228	171
Total	921	981	1,034	1,111	1,079

(1)	Data includes Eni’s share of production of affiliates and joint ventures accounted for under the equity method of accounting.

Year ended December 31,

2002	2003	2004	2005	2006

(mmCF/d)
Natural gas production available for sale (1) (2)
Italy	1,260	1,181	1,067	972	883
North Africa	560	559	619	900	1,187
West Africa	87	128	143	151	232
North Sea	516	596	560	563	557
Rest of the World	592	710	782	758	820
Total	3,015	3,174	3,171	3,344	3,679

(1)	Data includes Eni’s share of production of affiliates and joint ventures accounted for under the equity method of accounting.
(2)	It excludes production volumes of natural gas consumed in operations. Said volumes were 132, 151, 220, 250 and 286 mmCF/d in 2002, 2003, 2004, 2005 and 2006, respectively.

Volumes of oil and natural gas purchased under long-term supply contracts with foreign governments or similar entities in properties where Eni acts as producer totaled 57 KBOE/d and 20.5 KBOE/d in 2006 and 2005, respectively.

Portfolio Developments

In February 2007, Eni acquired certain onshore exploration and production assets operated by Maurel & Prom, entailing a cash consideration of U.S. $1,434 million. This transaction includes the producing fields of M’Boundi (48.6%) and Kouakouala A (66.7%), and the exploration permit Le Kouilou (50%). Such assets were subject to a pre-emption right in favor of Burren Energy, partner of Maurel & Prom. Subsequently, Eni and Burren Energy reached an agreement providing for Burren Energy’s waiver of the exercise of its pre-emption right and Eni’s sale to Burren Energy of a 5.5% interest in the M’Boundi concession and a 2% stake in the Le Kouilou exploration permit under the same economic terms as the acquisition from Maurel & Prom, entailing cash proceeds of $154 million. Eni retains the operatorship and participating interests of 43.1% and 48% in the M’Boundi concession and Le Kouilou exploration permit, respectively. This operation was finalized at the end of May 2007 following approval by the relevant Congolese authorities. Eni expects an additional production of approximately 28 KBOE/d in 2010.

On April 2, 2007, Eni and Sonangol signed a Memorandum of Understanding for the acquisition of a 13.6% stake in Angola LNG Ltd Consortium (A-LNG). This company is responsible for the construction of an LNG plant in Soyo, 300 km North of Luanda, with a yearly capacity of 5 mmtonnes. The project has been approved by the Angolan Government and Parliament. The LNG will be directed to the United States market and will be delivered to the re-gasification plant of Pascagoula, in the Gulf of Mexico, in which Eni, following this agreement, will acquire re-gasification capacity of 5 BCM/y.

On April 4, 2007, Eni, through the partnership in EniNeftegaz (60% Eni, 40% Enel SpA) acquired Lot 2 in the Yukos liquidation procedure for a total price of U.S. $5.83 billion (Eni’s share being $5 billion). Lot 2 includes: 100% of OAO Arctic Gas Co, 100% of ZAO Urengoil Inc and 100% of OAO Neftegaztechnologia. These three companies own 5 gas and condensate fields and parts of other fields in the Yamal Nenets (YNAO) region, a large gas producing region. Management believes these three companies to have significant oil and gas resources. Eni and Enel have offered Gazprom an option to acquire a 51% interest in these companies within two years. In the event that Gazprom exercises its call option, the assets will be operated through a joint venture between Eni and Gazprom, which will have access to Eni’s technologies. Lot 2 also includes various minor assets that will be sold or liquidated and 20% of OAO Gazprom Neft which will be wholly owned by Eni. Eni offered Gazprom an option to acquire this 20% interest in OAO Gazprom Neft within two years, at a total price of $3.7 billion, in addition to financial expenses related to the acquisition. These agreements are an additional step in implementing the strategic partnership between Eni and Gazprom signed in November 2006, under which the two companies established an alliance to develop upstream, midstream and downstream energy projects inside and outside of Russia.

On April 11, 2007, Eni acquired 70% and the operatorship of the Nikaitchuq field, located on-offshore in the North Slope of Alaska. Eni, which already owned a 30% stake in the field, now retains the 100% working interest. Nikaitchuq would be the first development project operated by Eni in Alaska. Successful appraisal drilling has been completed. Plans for a phased development are currently being evaluated with the target of sanctioning the project by year end, and first oil by the end of 2009. The Nikaitchuq project comprises the drilling of approximately 80 wells, out of which 32 are located onshore and the remaining from an offshore artificial island. All wells will then be tied back to a production facility located at Oliktok Point, which is expected to reach an output of 40 KBOE/d.

On April 30, 2007 Eni agreed to acquire the Gulf of Mexico upstream activity of Dominion Resources at the price of U.S. $4,757 million including exploration assets for U.S. $680 million. The transaction includes production, development and exploration assets located in deepwater Gulf of Mexico. Starting from the second half of 2007 until 2010, production from the acquired assets is expected to average approximately 75 KBOE/d. In addition, Eni will enhance its portfolio in the Gulf of Mexico thanks to new leases with significant exploration potential; approximately 60% of these leases are operated. The transaction is subject to government approvals, expiration of certain preferential purchase rights which apply to a small portion of the acquired assets (less than 5% of total reserves), and to other customary conditions precedent. Closing is expected on July 2, 2007.

The table below sets forth certain information and operating data regarding Eni’s principal oil and natural gas interests as of December 31, 2006.

Principal oil and natural gas interests at December 31, 2006

Commencement of operations	Number of interests	Gross exploration and development acreage (1)	Net exploration and development acreage (1)	Net development acreage (1)	Type of fields	Number of producing fields	Number of other fields

Italy	1926	171	28,508	22,496	12,743	Onshore/Offshore	90	89

North Africa
Algeria	1981	36	12,739	3,456	861	Onshore	26	12
Egypt	1954	53	23,214	13,901	2,401	Onshore/Offshore	37	30
Libya	1959	17	39,569	34,113	12,783	Onshore/Offshore	11	15
Tunisia	1961	14	6,464	2,274	1,223	Onshore/Offshore	13	4
		120	81,986	53,744	17,268		87	61

West Africa
Angola	1980	49	18,776	3,275	1,099	Offshore	39	30
Congo	1968	20	9,797	4,169	880	Offshore	17	7
Nigeria	1962	49	43,215	7,356	5,715	Onshore/Offshore	122	23
		118	71,788	14,800	7,694		178	60

North Sea
Norway	1965	47	18,851	7,077	123	Offshore	9	6
The United Kingdom	1964	75	5,860	1,328	688	Offshore	33	13
		122	24,711	8,405	811		42	19

Rest of world
Australia	2001	13	24,143	19,910	2,279	Offshore	2	1
Brazil	1999	3	2,948	2,802		Offshore
China	1983	4	866	181	103	Offshore	9	4
Croatia	1996	3	6,056	3,028	987	Offshore	5	5
Ecuador	1988	1	2,000	2,000	2,000	Onshore	1	1
East Timor	2006	5	12,224	12,224		Offshore
India	2005	2	14,445	5,698		Onshore/Offshore
Indonesia	2001	13	28,438	16,301	656	Onshore/Offshore	7	8
Iran	1957	4	1,456	820	820	Onshore/Offshore	4
Kazakhstan	1995	6	4,934	960	489	Onshore/Offshore	1	5
Pakistan	2000	18	29,790	20,965	615	Onshore/Offshore	6	1
Saudi Arabia	2004	1	51,687	25,844		Onshore
Trinidad & Tobago	1970	1	382	66	66	Offshore	3	2
United States	1968	391	7,803	3,758	560	Onshore/Offshore	20	5
Venezuela	1998	4	1,958	790	66	Offshore		1
		469	189,130	115,347	8,641		58	33
Other		9	6,311	1,240	1,116	Offshore		1
Other countries with only exploration activity		20	299,705	169,187		Onshore/Offshore
Outside Italy		858	673,631	362,723	35,530		365	174
Total		1,029	702,139	385,219	48,273		455	263

(1)	Square kilometers.

Eni’s principal regions of operations are described below. In the discussion that follows references to hydrocarbon production are to be intended to hydrocarbon production available for sale.

Italy

Eni has been operating in Italy since 1926. In 2006 Eni’s oil and gas production amounted to 233 KBOE/d. Eni’s activities in Italy are concentrated in the Adriatic Sea, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley. Eni’s exploration and development activities in Italy are regulated by concession contracts.

The Adriatic Sea represents Eni’s main production area in Italy, accounting for 49% of Eni’s domestic production in 2006. Production is composed mainly of natural gas. Main operated fields are Barbara (177 mmCF/d net to Eni), Angela-Angelina (71 mmCF/d), Porto Garibaldi (71 mmCF/d) and Cervia (57 mmCF/d).

Eni is operator of the Val d’Agri concession (Eni’s interest 60.77%) in Basilicata Region, Southern Italy, resulting from the unitization of the Volturino and Grumento Nova concessions made in late 2005. Production is supplied from the Monte Alpi, Monte Enoc and Cerro Falcone fields through 22 production wells of the 36 foreseen by the sanctioned development plan and is supported by the Viggiano oil center, containing 6 trains with a treatment capacity of 104 KBBL/d of oil and 99 mmCF/d of natural gas. Oil produced is delivered to Eni’s refinery in Taranto via a 136-kilometer long pipeline. In 2006 the Val d’Agri concession produced 104 KBOE/d (68 net to Eni), corresponding to 29% of Eni’s production in Italy.

Eni is operator of 13 production concessions onshore and offshore Sicily. Its main fields are Gela, Ragusa, Giaurone, Fiumetto and Prezioso, which in 2006 accounted for 6% of Eni’s production in Italy. In the second half of 2006, the Samperi well was started up with full production of approximately 2,871 CF/d to be reached in 2007.

In 2006 development activities concerned in particular: (i) optimization of production from mature fields by means of sidetracking and infilling operations (Barbara A/H, Daria, Basil and Anemone for gas and Rospo for oil); and (ii) continuation of drilling and upgrading of producing facilities in the Val d’Agri.

The main ongoing development project is Miglianico, located onshore in the Abruzzi Region, Central Italy. Production is expected to start in the second half of 2008. This project provides for the construction of facilities intended to treat production volumes of oil, to be delivered to logistic structures of the Refining & Marketing Division, and to desulfurize production volumes of gas to be input into the Italian natural gas transportation network.

Development of gas fields is nearing completion at: (i) Tea, Arnica, Lavanda in the Adriatic offshore where start up of production is expected in 2007 after a production platform and linkage facilities were installed in 2006; (ii) Candela, where start up is expected in 2007; and (iii) certain gas fields in Sicily: Pizzo Tamburino, scheduled for the second half of 2007 with expected production of 1,000 BOE/d, and recovery of additional reserves of Fiumetto concession, where start up is expected in the first half of 2007 peaking at 600 BOE/d.

The main gas discoveries for the year were made in: (a) the onshore San Potito concession, in Emilia the Longanesi 1 well, at a depth of 2,540 meters; (b) the offshore of Sicily (GR.13.AG permit, Argo 1 well, Eni’s interest 60%) at a depth between 1,350 and 1,520 meters; (c) the Adriatic Sea (AR.95.EA permit, Benedetta 1 well) at a depth of 2,090 meters which yielded 145 KCM/d of gas in test production; and (d) the onshore of Sicily (San Teodoro permit, Borgo Giuliano 1 well) at a depth of about 2,000 meters.

North Africa

Eni’s operations in North Africa are conducted in Algeria, Egypt, Libya and Tunisia. In 2006, North Africa accounted for 31% of Eni’s total worldwide production of hydrocarbons.

Algeria Eni has been present in Algeria since 1981. In 2006, Eni’s oil production averaged 88 KBBL/d. Operating activities accounting for 53% of Eni’s production in Algeria are located in the Bir Rebaa area in the South-Eastern desert and include the following exploration and production blocks: (a) Blocks 403 a/d (Eni’s interest 100%); (b) Blocks 401a/402a (Eni’s interest 55%); (c) Block 403 (Eni’s interest 50%); (d) Blocks 212 (Eni’s interest 22.38%) and 208 (Eni’s interest 12.25%); and (e) exploration Blocks 404a (Eni’s interest 25%) and 403 c/e (Eni’s interest 33.33%). Exploration and production activities in Algeria are regulated by Production Sharing Agreements (PSA) and concession contracts.

Production in the Block 403 a/d is supplied mainly by the HBN and ROM and satellite fields. Blocks 403 a/d accounted for approximately 41% of Eni’s production in Algeria in 2006. The main project underway is ROM/ZEA Integrated Development for the production of reserves ascertained by the recent appraisal activity conducted in the area, leading to a revaluation of the resources of this area. Current production is collected at ROM’s Central Production Facility and delivered to the treatment center in Bir Rebaa North in Block 403. The project provides for the upgrade of production facilities and the injection into the field of water and gas currently flared at the ROM satellite center. As a result, flared gas is expected to be reduced by approximately 90%, as required by applicable Algerian laws. Production is expected to peak at 21 KBBL/d (12 net to Eni) in 2010.

Daily production from the Blocks 401a/402a is supplied mainly by the ROD and satellite fields and accounted for approximately 27% of Eni’s production in Algeria in 2006. Infilling activities are being performed on producing fields in order to maintain the current production plateau. The drilling of a further 6 wells (4 production and 2 water injection wells) is planned for the recovery of recently ascertained reserves.

The main fields in Block 403 are BRN, BRW and BRSW and the block accounted for approximately 13% of Eni’s production in Algeria in 2006. In June 2007, the BRN field permit expired. The field was producing 3 KBOE/d.

Block 208 is located South of Bir Rebaa. The el Merk Synergy plan for the development of this block in conjunction with the development of adjoining blocks (212 and 405a and 404, operated by other companies) is the main project underway in Algeria. In Block 208 the EKT, EMK, EMN and EME oil and gas fields, discovered between 1993 and 1998, are expected to be developed.

The working plan provides for the drilling of 145 wells that are expected to be linked to a Central Production Facility with a treatment capacity of 150 KBBL/d of oil and approximately 1 BCF/d of associated wet gas for the extraction of liquids (approximately 50 KBBL/d) and the subsequent gas cycling (reinjection in the field). Marketing of associated gas is envisaged 8 years after the production start up. Production is expected to start in 2010, peaking at 141 KBOE/d (18 net to Eni) in the same year. About 85% of basic engineering was completed in 2006.

The main discoveries for the year were: (a) in onshore Block 403a the appraisal wells ROM N2 and N3 found oil at a depth of about 3,300 meters; and (b) in onshore Block 404a, the BBKS-1 discovery well showed the presence of oil at a depth of 3,160 meters which yielded 700 BBL/d in test production; the appraisal well BBKSE-1 showed the presence of oil at a depth of about 3,200 meters and confirmed the eastward extension of the BBKS structure.

Algeria is currently reviewing the fiscal regime applicable to foreign oil companies. With regard to the legislative text already enacted, fiscal terms applicable to existing PSAs to which foreign oil companies are parties have not been modified. Nevertheless, Sonatrach, the state oil company, is currently bearing higher taxation on behalf of foreign oil companies. On this basis, Sonatrach intends to renegotiate the economic terms of certain PSAs to which Eni or other Eni co-venture partners are party. According to Sonatrach, renegotiation of contractual terms is necessary in order to restore the initial economics of such contracts. At present, management is not able to foresee the final outcome of such renegotiations. In addition, the Algerian parliament with the Decree No. 06-440 of December 2, 2006 enacted the procedure, the application framework and the calculation methodology of a windfall tax levied to foreign oil companies as approved by the Government. Effective August 1, 2006, said windfall tax applies to the extent that oil prices exceed $30 per barrel and foresees rates ranging from 5 to 50% depending on the share of production to which a foreign company is entitled and the contractual scheme in force with Sonatrach. In 2006, the application of such tax entailed higher current taxation and a deferred tax charge for a total impact on Eni of euro 328 million.

In the medium-term, management expects production in Algeria to increase reflecting ongoing development activities, targeting a 100 KBOE/d level by 2010.

Egypt Eni has been present in Egypt since 1954. In 2006, Eni’s share of production in this country amounting to 221 KBOE/d accounted for 13% of Eni’s total annual hydrocarbon production. Eni’s main producing activities are located in the Belayim concession (Eni’s interest 100%) located in the Gulf of Suez which contains oil and condensates and in the North Port Said (former Port Fouad, Eni’s interest 100%), Baltim (Eni operator with a 50% interest), Ras el Barr (Eni’s interest 50%) and el Temsah (Eni operator with a 50% interest), predominantly gas concessions located offshore in the Nile Delta. In 2006 production from these concessions accounted for 90% of Eni’s production in Egypt. Exploration and production activities in Egypt are regulated by concession contracts and PSAs.

Development activities are underway in the offshore area of the Nile Delta: (i) in the North Port Said concession (Eni’s interest 100%), the Anshuga gas field was linked to the production facilities of the nearby Nouras field by means of a sea line, starting production in October 2006. Production is expected to peak at 17.3 mmCF/d net to Eni. This and other ongoing development activities aim at maintaining the current gas production level of 406 mmCF/d net to Eni; (ii) in the Ras el Barr concession (Eni’s interest 50%), engineering activities are underway for the development of gas reserves in the offshore Taurt field. This project provides for the drilling of seven wells which are expected to be linked to existing onshore treatment facilities. Production is expected to start in 2008. A second development step of the Ha’py field was completed. Ongoing development activities aim at maintaining the current gas production level of 168 mmCF/d net to Eni; and (iii) in the el Temsah concession (Eni operator with a 50% interest), gas and condensates production started at the Temsah NW 2 platform. Main projects include the development of reserves at the Denise field and its satellites through existing facilities at Denise A installed on the TNW 2 platform. Ongoing development activities aim at reaching a peak production of 137 KBOE/d (41 net to Eni) in 2008.

As part of the expansion plan of the Damietta LNG plant, Eni and its partners signed a framework agreement in June 2006 for doubling the capacity of the Damietta liquefaction plant by means of the construction of a second train with a treatment capacity of 268 BCF/y of gas corresponding to approximately 5 mmtonnes/y of LNG for a twenty-year period starting in 2010. This project is expected to support the ramp-up of Eni’s natural gas production in the Nile Delta, targeting supplies of 88 BCF/y. Eni is currently supplying 53 BCF/y to the first train for a twenty-year period.

Main discoveries for the year were in: (a) offshore Abu Rudeis permit (Eni’s interest 100%) the Abu Rudeis Marine 4 discovery well showing the presence of liquids at a depth of over 3,000 meters; the well was linked to existing production facilities; (b) onshore West Razzak permit (Eni’s interest 80%), the Aghar SW-1X discovery well showed the presence of high quality liquids at various levels at a depth between 1,800 and 2,300 meters; (c) offshore West Baltim permit (Eni’s interest 100%), the Meret 1 and 2 discovery wells showed the presence of natural gas and condensates at various levels at depth between 1,500 and over 3,000 meters; (d) offshore Thekah permit (Eni’s interest 50%), the Thekah North 1 discovery well showed the presence of natural gas at a depth between 1,350 and 1,650 meters; the well was linked to existing production facilities; and (e) onshore Meleiha permit (Eni’s interest 56%) the Lotus North 1-X discovery well showed the presence of oil at a depth of over 2,000 meters and has started to produce. The Nada Ne 1-X discovery well showed the presence of oil and natural gas at a depth of 1,900 meters in the same area and has started to produce.

In the medium-term, management expects to increase Eni’s production in Egypt to approximately 250 KBOE/d reflecting ongoing development of gas reserves, despite expected production decline of mature oil fields.

Libya Eni started operations in Libya in 1959. In 2006 Eni’s oil and gas production averaged 213 KBOE/d, the portion of liquids was 65%. Production activity is carried out in the Mediterranean offshore facing Tripoli and in the Libyan Desert. The main production blocks in which Eni holds interests are: (i) Block NC169A onshore (Eni’s interest 50%) and Block NC41 offshore (Eni’s interest 30% for oil and 50% for gas); (ii) Block NC174 onshore (Eni’s interest 33.3%, for development phase); and (iii) onshore concessions 82 and 100 (Eni’s interest 50%). Eni also holds a 50% interest for development phase, in the Block NC118 where, after a declaration of commercial discovery, it is developing the A-NC118 field. In the exploration phase, Eni is operator of four onshore blocks in the Muzurk basin (161/1, 161/2 & 4, 176/3) and in the Kufra area (186/1, 2, 3 & 4). Eni’s exploration and production activities in Libya are regulated by concessions and PSAs.

Block NC169 located onshore in the Western Libyan Desert near the Algerian borderline includes the liquids and gas Wafa field; Block NC41 located off Libya's Northern Mediterranean coastline includes the liquids and gas Bahr Essalam field. These two fields have been developed as part of the upstream-midstream integrated Western Libyan Gas Project (WLGP) aimed also at exporting natural gas to Europe through the underwater GreenStream pipeline. In 2006 volumes delivered through this pipeline were 240 BCF and are expected to target 283 BCF (equal approximately to an average of 777 mmCF/d) when operations are fully on line. Said volumes are supplied to third parties on the Italian natural gas market under long-term contracts. Further 71 BCF of gas will be delivered to the Libyan market. Production from these two fields is supported by the Mellitah plant on the Libyan coast, made up of three trains for the treatment of gas volumes from Bahr Essalam. Gas volumes produced at Wafa are treated at Wafa facilities. Mellitah also includes facilities for the compression of natural gas that is delivered to Sicily, as well as facilities for the storage and loading of oil and LPG. Block NC41 also includes the Bouri oil field. As part of development activities in the Bouri Est Area, four producing subsea wells were successfully drilled and linked to the existing facilities. In 2006 the field yielded 55 KBBL/d (16 net to Eni).

Block NC174 is located in the Southwestern Libyan desert about 800 kilometers from of Tripoli. Daily production is provided by the el Feel field. In 2006 the field yielded 124 KBBL/d (24 net to Eni) treated at the field’s facilities and then delivered via pipeline to the Mellitah plant for storage and loading. This field has already reached the planned production peak of 150 KBBL/d (35 net to Eni).

Concessions 82 and 100 are located in the Eastern Central Libyan desert. Oil production is provided by the Bu Attifel oil field as well as by minor fields in concession 82. In 2006 they yielded 58 KBBL/d net to Eni. Development activities concerned the drilling of some infilling wells.

Main discoveries for the year were in: (a) offshore Block NC 41, the T1 discovery well showed the presence of oil at a depth of 2,800 meters; and (b) onshore concession 82-10 (Eni’s interest 50%), the KK4-82/ST3 discovery well showed the presence of oil at a depth of 5,000 meters.

In the medium-term, management expects to increase Eni’s production in Libya owing to the expected ramp up of new structures near the Western Libyan Gas Project fields, despite mature field production declines.

Mali In November 2006, Eni purchased five onshore exploration licenses (Eni operator with a 50% interest) from Baraka Mali Operations Ltd and Baraka Mali Ventures Ltd, covering a gross acreage of approximately 193,200 square kilometers (96,600 net to Eni). Blocks are located in the central part of the Taodueni Basin at the border with Algeria, a completely unexplored and high potential basin according to recent studies. The life span of this exploration license was fixed at four years. In March 2007, this operation was approved by the Malian Authorities.

Tunisia Eni has been present in Tunisia since 1961. Its main producing interests are in the el Borma oil field and in the oil and gas Hammouda and Oued Zar fields, operated by Eni with a 50% interest. In 2006 Eni produced 14 KBOE/day.

Main discoveries for the year were in: (a) Larish concession (Eni’s interest 50%), the Larish SE-1 well found oil at a depth of about 3,000 meters and was linked to existing production facilities; (b) Adam concession (Eni operator with a 25% interest), the Karma-1 well showed an oil formation at a depth of 3,617 meters, which confirmed it as a high potential basin; and (c) in Bordj el Kadra concession (Eni operator with a 50% interest), the Nakhil-1 discovery well showed the presence of high quality oil at a depth of approximately 4,000 meters.

In the medium-term production is expected to increase above 20 KBOE/d with the start up of the offshore fields Maamoura and Baraka.

West Africa

Eni’s operations in West Africa are conducted in Angola, Congo and Nigeria. In 2006, West Africa accounted for 21% of Eni’s total worldwide production of hydrocarbons.

Angola Eni has been present in Angola since 1980. In 2006 Eni’s oil production averaged 151 KBOE/d. Eni’s activities are concentrated in the conventional and deep offshore.

The main blocks in which Eni holds an interest are: (i) Block 0 in Cabinda (Eni’s interest 9.8%) West of the Angolan coast; (ii) Block 14 (Eni’s interest 20%) in the deep offshore West of Block 0; and (iii) Block 15 (Eni’s interest 20%) in the deep offshore of the Congo basin. Eni also holds interests in other minor concessions, in particular in some areas of Block 3 (with interests varying from 12 to 15%). In the exploration phase, Eni holds interests in the 14K/A IMI Unit Area and in Block 3/05-A with an 11.5% and a 12% interest, respectively. In May 2006, following an international bid procedure, Eni was awarded the role of operator in the exploration license of offshore Block 15/06 (Eni’s interest 35%). This Block covers a gross acreage of approximately 3,000 square kilometers. The exploration plan envisages drilling of eight wells during a five-year period and an option for extending the license period over a further three-year period and the drilling of three additional wells. In November 2006, Eni signed the relevant Production Sharing Contract (PSC) with the State oil company Sonangol. Exploration and production activities in Angola are regulated by concessions and PSAs.

On April 2, 2007 Eni and Sonangol signed a Memorandum of Understanding for the acquisition of a 13.6% stake in Angola LNG Ltd Consortium (A-LNG). This company is responsible for the construction of an LNG plant in Soyo, 300 km North Luanda, with a yearly capacity of 5 mmtonnes. This project has been approved by the Angolan Government and Parliament. It envisages the development of 7,770 BCF of gas, the production of 128 mmtonnes of LNG, 104 mmBBL of condensate and 257 mmBBL of LPG along a 28-year period. The LNG is planned to be re-gasified at the Pascagoula plant on the coast of the Gulf of Mexico for delivery to the United States market. Following this agreement, Eni plans to acquire a share of the re-gasification capacity of this plant corresponding to 177 BCF/y.

In 2006, production started at Benguela/Belize and Lobito/Tomboco fields in Block 14 (Eni’s interest 20%), in January and June, respectively. Joint development of these fields was carried out by installing a compliant piled tower provided with treatment facilities for Benguela/Belize and an underwater connection to this tower for Lobito/Tomboco. Production is expected to peak at 158 KBBL/d (20 net to Eni) in 2009 upon completion of the drilling program.

Development of the Banzala oil field in Block 0 in Cabinda (Eni’s interest 9.8%) moved forward with the installation of a production platform and drilling of producing and water injection wells. Production is expected to start in the first quarter of 2007 and to peak at 27 KBBL/d (3 net to Eni) in 2009.

An intense campaign to develop reserves in Block 15 (Eni’s interest 20%) is underway: (i) in March 2006, development of the Mondo and Saxi/Batuque oil fields started as part of Phase C of the development of reserves in the Kizomba deep offshore area. A common development strategy is expected to be deployed in both projects, envisaging the installation of an FPSO vessel. Production is expected to start in the first quarter and in second quarter of 2008, respectively. Peak production at 100 KBBL/d (18 net to Eni) is expected in both projects in 2009; and (ii) in December 2006, development of the Marimba oil field started with the drilling of producing wells which will be connected to existing facilities in Kizomba A. Peak production is expected in 2008 at 39 KBOE/d (7 net to Eni).

Development activities at the Landana and Tombua oil fields in Block 14 offshore (Eni’s interest 20%) progressed with the drilling of producing wells, one of which has already been started up in June 2006. A few production wells, one of which was started up in June 2006 shall be linked to existing facilities at Benguele/Belize-Lobito/Tomboco. Peak production at 130 KBBL/d (22 net to Eni) is expected in 2010.

Main discoveries for the year were: (a) the development concessions deriving from former Block 15 (Eni’s interest 20%), the Tchihumba 2 appraisal well confirmed the presence of oil at a depth of about 3,000 meters; (b) Block 14K/A IMI unit (Eni’s interest 11.5%), where the Lianzi discovery was made, appraisal activities conducted in the area confirmed the presence of hydrocarbon layers at a depth over 3,000 meters; and (c) offshore Block 14 (Eni’s interest 20%), the Lucapa 1 discovery well found oil and natural gas at a depth of about 1,200 meters.

In the medium-term, management expects to increase Eni’s production to approximately 160 KBBL/d reflecting contributions from ongoing development projects, despite the production decline of mature fields.

Congo Eni has been present in Congo since 1968 and its activities are concentrated in the conventional and deep offshore facing Pointe Noire. In 2006 production averaged 65 KBOE/d net to Eni, mainly comprised of oil production. Exploration and production activities in Congo are regulated by PSA.

Eni’s principal oil producing interests operated in Congo are the Zatchi (Eni’s interest 65%) and Loango (Eni’s interest 50%) fields and Blocks Marine VI (Eni’s interest 65%) and VII (Eni’s interest 35.75%). Eni holds a 35% interest in the Pointe Noire Grand Fonde and Pex permits. Eni also holds interests in the two deep offshore blocks Mer Très Profonde Nord (Eni operator with a 40% interest) and Mer Très Profonde Sud (Eni’s interest 30%), and in the Block Marine X (Eni operator with a 90% interest).

In May 2006 Eni signed a Protocole d’accord aimed at exploiting the gas mineral potential of the Marine XII permit for feeding a high yield power station. In April 2007 the Assignment Agreement for the exploration license Marine XII has attributed Eni the role of operator with a 90% interest.

In February 2007 Eni concluded an agreement with the Indian company ONGC Videsh whereby exploration interests in India and Congo were exchanged. Following this transaction Eni acquired a 34% interest in block MN-DWN-2002/1 with high mineral potential in the Indian offshore at a water depth of 2,000 meters with a total acreage of 10,000 square kilometers and will give to its partner a 20% interest in the Mer Très Profonde Nord permit (Eni operator with a 40% interest) offshore Congo.

In June 2006, the offshore Litanzi field in the Pex permit started production, peaking at 4 KBOE/d (1.4 net to Eni). Development activities at the Awa Palouku and Ikalou-Ikalou Sud field are underway. Production is expected to start in 2008 peaking at 12 KBOE/d net to Eni in 2009.

Exploration yielded positive results in the Mer Très Profonde Sud permit with the Aurige Nord Marine discovery that yielded approximately 5 KBOE/d in test production.

In the medium-term, management expects to increase Eni’s production to approximately 100 KBBL/d due to the contribution from recently acquired assets.

Nigeria Eni has been present in Nigeria since 1962 and its activities are concentrated in the onshore and offshore of the Niger Delta. In 2006, Eni’s oil and gas production averaged 147 KBOE/d. In the development/production phase Eni is operator in 4 onshore Oil Mining Leases (OMLs) 60, 61, 62 and 63 (Eni’s interest 20%) and in OML 125 (Eni’s interest 50.19%), OMLs 120-121 (Eni’s interest 40%) and OML 118 (Eni’s interest 12.5%) offshore. It also holds a service contract for the offshore OMLs 119 and 116. Through the SPDC oil joint venture, Eni holds a 5% interest in 31 onshore blocks and a 12.86% interest in 5 conventional offshore blocks. In the exploration phase Eni is operator of the offshore Oil Prospecting License (OPL) 244 (Eni’s interest 60%), OML 134 (former OPL 211 - Eni’s interest 50.19%) and OML 135 (former OPL 219 - Eni’s interest 12.5%) and the onshore OPL 282 (Eni’s interest 90%).

In March 2007, Eni obtained the role of operator with a 48% interest in the onshore OPL 135. The exploration plan envisages research for and development of oil and natural gas reserves in the proximity of existing facilities at the Kwale/Okpai power station where Eni is operator.

Exploration and production activities in Nigeria are regulated by service contracts and PSCs.

The Forcados/Yokri oil and gas fields (Eni’s interest 5%) are currently under development offshore and onshore in the Niger Delta. Development is expected to be completed in 2007 as a part of an integrated project aiming at providing natural gas supplies to the Bonny liquefaction plant. Offshore production facilities have been installed. The onshore project provides for the upgrading of the Okri and North/South Bank flowstations and the construction of a gas compressor plant.

Eni holds a 10.4% interest in Nigeria LNG Ltd which manages the liquefaction plant located on Bonny Island, in the Eastern part of the Niger Delta, with a treatment capacity of approximately 812 BCF/y of feed gas corresponding to a production of 17 mmtonnes/y of LNG on 5 trains. A sixth train is under construction with a treatment capacity of 4.1 mmtonnes/y, expected to start operations by the end 2007. Engineering activities of a seventh train are underway. When fully operational, this plant is expected to have a capacity of 30 mmtonnes/y of LNG corresponding to about 1,448 BCF/y of feed gas. Natural gas supplies to the plant (first six trains) will be provided under a gas supply agreement with a 20 year term. Production volumes will come from the SPDC joint venture and OMLs 60, 61, 62 and 63. When fully operational, supplies will total approximately 3,461 mmCF/d (268 net to Eni, corresponding to approximately 46 KBOE). LNG production is sold under long-term contracts and exported by the Bonny Gas transport fleet, wholly owned by the Nigeria LNG Co. This fleet is composed of 18 tanker ships and will be upgraded with 5 new units for the transport of production from train 6.

Front end engineering activities to build a new LNG plant at Brass, with liquefaction capacity of 10 mmtonnes/y on two trains, are underway. Project sanction is expected in 2008, with start up expected in 2011. Approximately 50% of feed gas to this plant is expected to be secured from developing certain nearby fields.

Several successful appraisal wells were drilled in the year: (a) in OML 118 offshore block (Eni’s interest 12.5%) with the Bonga North 2 well, drilled at a depth of 3,560 meters; (b) in OML 120 offshore block (Eni’s interest 40%) with the Oyo 2 Dir well, drilled at a depth of 1,700 meters; (c) in OPL 219 block (Eni’s interest 12.5%), with the Bolia 4 well drilled at a depth of 3,600 meters; and (d) in the OML 28 (Eni’s interest 5%) with the Kolo Creek 39 well.

In the medium-term, management expects to increase Eni’s production in Nigeria to approximately 200 KBOE/d reflecting particularly the development of gas reserves.

North Sea

Eni’s operations in the North Sea area are conducted in Norway and the United Kingdom. In 2006, the North Sea accounted for 16% of Eni’s total worldwide production of hydrocarbons.

Norway Eni has been operating in Norway since 1965. Eni’s activities are conducted in the Norwegian Sea, in the Norwegian section of the North Sea and in the Barents Sea. Eni’s production in Norway amounted to 138 KBOE/d in 2006.

Eni holds interests in 4 production licenses in the Norwegian section of the North Sea. The main producing field is Ekofisk (Eni’s interest 12.39%) in PL018 containing mainly oil, which in 2006 accounted for 37% of Eni’s production in Norway. In 2006 initiatives were executed to support and optimize production, in particular two further stretches of pipes were laid that will start operations in 2007.

Eni holds interests in 6 production areas in the Norwegian Sea. The main producing fields are Aasgard (Eni’s interest 14.82%), Kristin (Eni’s interest 8.25%), Heidrun (Eni’s interest 5.12%), Mikkel (Eni’s interest 14.9%) and Norne (Eni’s interest 6.9%) which accounted for 63% of Eni’s production in Norway. Drilling program of Kristin field is ongoing and, after this intervention, production is expected to reach 218 KBOE/d (18 net to Eni) in 2007.

Currently Eni is only performing exploration activities in the Barents Sea. Operations in this area are focused on the appraisal of the mineral potential of the large Goliath discovery made in 2000 at a water depth of 370 meters in PL 229 aimed at its commercial development.

In February 2006, following an international bid procedure, Eni was awarded offshore Block 6607/11-122D (Eni’s interest 20%) in the Halten Terrace basin, near the Marulk discovery which is operated by Eni with 20% interest.

In March 2006, following an international bid procedure, Eni was awarded offshore Blocks 7124/6, 7125/4 and 7125/5 in the Prospecting License 393 (Eni’s interest 30%), covering a gross acreage of 525 square kilometers, in the Barents Sea. Exploration plans envisage the drilling of a well in the first three years of the license.

In September 2006, Eni purchased further interests in two exploration licenses off the coast of Norway: (i) in the Prospecting License 221 (Eni’s interest 30%) where the Victoria gas discovery is located, representing a technological challenge due to the high pressure and high temperature conditions of the reservoir; and (ii) in the Prospecting License 264 (Eni’s interest 40%) where the Hvitveis gas discovery is located.

In January 2007, following an international bid procedure, Eni was awarded offshore Block 6506/9-6507/7 (Eni’s interest 30%).

Ongoing development activities are focused primarily on hydrocarbon bearing structures located near the Kristin field (Eni’s interest 8.25%). Development of the Tyrihans field (Eni’s interest 6.23%) is expected to be profitable through synergies with the Kristin production facilities. In July, the development plan was sanctioned; relevant contracts for building infrastructure and production facilities are being awarded. Production is expected to start in 2009, in coincidence with the expected production decline of Kristin which will make spare capacity available to process production from Tyrihans.

Main discoveries for the year were: (a) in the Prospecting License 229 (Eni operator with a 65% interest), three appraisal wells of the Goliath discovery confirmed the presence of hydrocarbons at a depth between 1,000 and 1,850 meters; (b) in the Prospecting License 128 (Eni’s interest 11.5%), a gas formation was discovered at a depth of 3,000 meters; and (c) in the Prospecting License 134 (Eni’s interest 30%), an appraisal well of the Morvin discovery confirmed the presence of oil at a depth between 4,600 and 4,900 meters.

The United Kingdom Eni has been present in the United Kingdom since 1964. Eni’s activities are carried out in the British section of the North Sea, in the Irish Sea and in some areas East and West of the Shetland Islands. In 2006 Eni’s net production of hydrocarbons averaged 137 KBOE/d. Exploration and production activities in the United Kingdom are regulated by concession contracts.

Eni holds interests in 12 production areas in the British section of the North Sea. The main fields are Elgin/Franklin (21.87%), the J-Block (33%), the Flotta Catchment Area (20%), Andrew (16.2%) and Farragon (30%) which in 2006 accounted for 57% of Eni’s production in the United Kingdom. In March 2006, production started at the offshore gas and condensate Glenelg field (Eni’s interest 8%), developed by means of the facilities of the nearby Elgin/Franklin production platform. Glenelg 2006 production has been 12 KBOE/d (1 net to Eni). Other actions in the year concerned optimization of producing fields, in particular MacCulloch, Elgin/Franklin and J-Block through the drilling of additional wells and work over actions for supporting production levels.

Eni holds interests in 5 production blocks in the Liverpool Bay area (Eni’s interest 53.9%) in the Eastern section of the Irish Sea. Main fields are Douglas, Hamilton and Lennox, which in 2006 accounted for 25% of Eni’s production in this country.

Eni holds interests in 6 production permits located East of the Shetland Islands. Main fields are Ninian (Eni’s interest 12.94%) and Magnus (Eni’s interest 5%) which in 2006 accounted for 4% of Eni’s production in the United Kingdom. In 2006 maintenance and optimization actions were performed with the upgrade of the Ninian facility and the drilling of additional wells on Magnus.

The main project underway concerns the development of the reserves in the Blane field in Block 30/3a (Eni’s interest 18%). This project contemplates the drilling of 3 sub sea wells (2 production and 1 water injection) and a linkage to existing treatment facilities. Associated gas will be reinjected in the nearby Ula field reservoir. Start up is expected in the third quarter of 2007 with an initial flow of 12 KBOE/d (2.2 net to Eni).

Main discoveries for the year were in: (a) the P/011 permit in Block 30/06a (Eni’s interest 33%) in the central section of the North Sea, where an appraisal well was drilled at a depth between 4,500 and 5,100 meters confirming the presence of hydrocarbons; and (b) the P/672 permit in Block 30/02c (Eni’s interest 7%) in the central section of the North Sea, where a discovery of a natural gas and condensate bearing layer was made at a depth of 5,000 meters; this well has been linked to the production facilities of the nearby Jade field (Eni’s interest 7%).

Rest of the World

In 2006, Eni’s operations in the rest of the world accounted for 18% of its total worldwide production of hydrocarbons.

Australia Eni has been present in Australia since 2001. In 2006 Eni’s net production of oil and natural gas averaged 26 KBOE/d. Activities are focused on fields located in conventional offshore. The main production blocks in which Eni holds interests are WA-25-L (Eni operator with a 65% interest) and JPDA 03-13 (Eni’s interest 12.04%), after unitization with JPDA/02-12. Eni is operator with a 100% interest in permits WA-279 P and WA-313-P in the offshore Bonaparte basin, where the Blacktip and Penguin fields are located. In the exploration phase Eni is operator with a 67% interest of BlockWA-328-P and with a 100% interest of blocks TP-22, WA-280-P and WA-326-P. Exploration and production activities in Australia are regulated by concessions, while in the cooperation zone between East Timor and Australia (JPDA) they are regulated by PSAs.

In June 2006, development started at the offshore Blacktip gas and liquids field (Eni’s interest 100%) located in the WA-279-P Block at a water depth of 50 meters in the Bonaparte basin, South of the Australian coast. This project envisages the installation of a production platform approximately 100 kilometers from the mainland and construction of an onshore treatment plant with a capacity of 46 BCF/y. Start up is expected in January 2009. Under a 25-year agreement signed with the Darwin Power & Water Utility Co, a total amount of 706 BCF of natural gas is expected to be supplied with an option for further volume increases.

In February 2006, the first shipment of LNG was delivered to two Japanese operators from the Darwin liquefaction plant with a capacity of 3.5 mmtonnes/y of LNG (equivalent to approximately 173 BCF/y of natural gas). This plant is linked by means of a 500-kilometer long pipeline to the Bayu Undan gas and condensates field located at a water depth of 80 meters in permits JPDA 03-12 and JPDA 03-13 within the cooperation zone between Australia and East Timor (Eni’s interest 12.04%).

Exploration yielded positive results in the offshore Block WA-25-L with the Woollybutt-5 appraisal well confirmed the presence of oil at a depth of 2,865 meters.

In the medium-term, management expects to increase Eni’s production through ongoing development activities.

Brazil In January 2006, following an international bid procedure, Eni was awarded a six-year exploration license in Block BM Cal-14, acting as operator. Gross acreage extends over approximately 700 square kilometers in the deep waters of the Camamu-Almada basin.

In November 2006, following an international bid, Eni was awarded offshore Block S-M-857 (Eni’s interest 100%), covering a gross acreage of 700 square kilometers, in the deep waters of the Santos basin. Formal assignation of this block has not yet been completed.

Croatia Eni has been present in Croatia since 1999. In 2006 Eni’s net production of natural gas averaged 64 mmCF/d. Activities are deployed in the Adriatic offshore facing the city of Pula. Exploration and production activities in Croatia are regulated by PSA.

Ivana C/K platforms and Ika and Ida fields started production as part of the development of the natural gas reserves of the Ivana concession (Eni’s interest 50%). Production from these fields is gathered at the Ivana K platform from which is sent to the Garibaldi K platform to be sold on the Italian market, through a 67-kilometer long pipeline. Production from these four fields is currently flowing at 152 mmCF/d (49 net to Eni). At the end of 2006, production at the Katarina field started by means of two platforms linked to existing transport facilities.

In the offshore Ivana concession the Ana 1 and Vesna 1 discovery wells identified the presence of natural gas at a depth between 650 and 1,200 meters.

East Timor In May 2006 following an international bid procedure Eni was awarded the operatorship of five exploration licenses (Eni’s interest 100%) covering contract areas A, B, C, E and H with a gross acreage of about 12,224 square kilometers located in the deep offshore between the Timor island and the international cooperation zone between East Timor and Australia. Relevant Production Sharing contracts were signed.

India Following an international bid procedure Eni obtained an exploration license as operator in Block RJ-ONN-2003/1 (Eni’s interest 34%) and Block AN-DWN-2003/2 (Eni’s interest 40%) located in onshore in Rajasthan in the North-West of India and in the Indian Ocean, near the Andaman Islands, respectively. The exploration program for Block RJ-ONN-2003/1 provides for the drilling of 4 wells in the first 4 years of the license. Any hydrocarbons discovered will be sold locally. The exploration program for Block AN-DWN-2003/2 provides for the drilling of 3 wells in the first 4 years of the license. The development of any reserves found provides for the installation of an FPSO unit for liquid production and of facilities for gas treatment.

In February 2007 Eni concluded an agreement with a partner whereby interests in India and Congo were exchanged. Following this transaction Eni acquired a 34% interest in block MN-DWN-2002/1 with high mineral potential in the Indian offshore at a water depth of 2,000 meters with a total acreage of 10,000 square kilometers and will give to its partner a 20% interest in the Mer Très Profonde Nord permit (Eni operator with a 40% interest) offshore Congo.

Indonesia Eni has been present in Indonesia since 2000. Eni’s production in 2006 amounted to 19 KBOE/d. Production is concentrated in the Western offshore and onshore of Borneo and offshore Sumatra. Exploration and production activities in Indonesia are regulated by PSA.

Production consists mainly of gas and derives from the Sanga Sanga permit (Eni’s interest 37.81%). This gas is treated at the Bontang liquefaction plant, the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets. Activities are underway for mitigating the natural decline of production by means of infilling wells.

Eni holds interest in 11 exploration blocks, 6 as operator with interests ranging from 20% to 100%. An exploration campaign is underway in the Tarakan basin offshore Borneo. In May 2007, Eni successfully completed drilling of the Tulip 1 explorative well (Eni’s interest 100%), located in water depths of up to 800 meters Northeast of Kalimantan Island. This well revealed the presence of significant oil and gas deposits.

In the same area, Eni (operator with a 66.25% interest) and a partner have also successfully completed an appraisal test of the Aster field, previously discovered by the two companies. The test has shown oil flowing at a maximum rate of over 5 KBBL/d. Eni plans to submit a development plan for the Aster field and start appraising the Tulip discovery. Eni will also assess potential synergies that might support a joint development of the two discoveries.

Iran Eni has been present in Iran since 1957. In 2006 production net to Eni averaged 29 KBOE/d. Eni’s activities are concentrated in the offshore of the Persian Gulf and onshore. Exploration and production activities in Iran are regulated by buy-back contracts.

The main producing fields operated by Eni are South Pars phases 4 and 5 (Eni’s interest 60%) in the offshore of the Persian Gulf and Darquain (Eni’s interest 60%) located onshore which accounted for 89% of Eni’s production in Iran in 2006. In 2006 the onshore gas treatment plant of South Pars was completed with a current production of 609 BCF/y of natural gas, 1 mmtonnes/y of LPG and 30 mmBBL/y of condensates. Production platforms are linked to the Assaluyeh treatment center by means of two 105-kilometer long pipelines. Eni also holds interests in the Dorood (45%) and Balal (45%) oil fields.

The development activities in 2006 concerned the second development phase of the Darquain field mainly related to the drilling of additional wells, the increase of the existing treatment capacity and the injection of gas in the field. These actions aim at increasing production from the present 50 KBBL/d to over 160 KBBL/d (14 net to Eni).

Kazakhstan Eni has been present in Kazakhstan since 1992. Eni is the single operator of the North Caspian Sea PSA with a participating interest equal to 18.52%. Such contract regulates activity in the relevant contractual area where the Kashagan field was discovered in year 2000. Management believes this field to contain large amount of hydrocarbons. The development plan of this field was sanctioned in February 2004, entailing a three-phase development scheme which includes partial gas re-injection in the reservoir to support the recovery factor of the oil.

The first development phase is progressing and is leveraging on the use of the most advanced techniques in order to cope with high pressures in the reservoir, high concentrations of hydrogen sulfide in the hydrocarbons and harsh environmental conditions in the offshore of the Caspian Sea. By the end of 2006, the total amount of contracts awarded stood at $10.6 billion. Drilling and completion activities of development wells have been progressing from the two artificial islands already built and where three rigs, two of which being of the most advanced class, are installed. Three development wells were completed in 2006 yielding high productivity rates during the test phase.

Production start up is currently scheduled for the third quarter of 2010, as compared to the previous forecast indicating a start up in 2008. This re-scheduling is also due to studies performed by the Operator aimed at identifying measures to enhance operability and safety standards of the facilities. These studies, which were completed by year-end, have confirmed the original development concept and identified scope for enhancement to the design of the offshore facilities. These enhancements will be included in the development plan and implemented. The capital expenditures necessary to arrive at the 300 KBBL/d production target for this phase of the project, are estimated to be $19 billion. The increase over the approved budget of $10.3 billion (real terms 2007) is driven by: (i) the cost pressure the oil industry is facing worldwide (i.e. the cost escalation of materials and service and the negative impact of changes to the exchange rate); (ii) an original underestimation of the costs to conduct offshore operations in the North Caspian Sea due to the absence of a reliable benchmark for a frontier project having the complexity, the technical challenges and the environmental constraints of Kashagan; and (iii) the enhancements to the original layout of the offshore facilities. The high productivity tested on the first three development wells, as well as other data gathered since the beginning of the project, justify expectations for a full field production plateau of 1.5 mmBBL/d, representing a 25% increase above the original plateau as presented in the sanctioned development plan.

The capital expenditures indicated above do not include the costs related to the infrastructures needed for exporting the production to international markets, for which various options are under scrutiny by the consortium. These include: (i) the use of existing infrastructure, such as the Caspian Pipeline Consortium pipeline (Eni’s interest 2%) and the Atyrau-Samara pipeline; and (ii) the construction of a new transportation system. In this respect, it is worth mentioning the project aimed at building a line connecting the onshore Bolashak production center with the Baku-Tbilisi-Cehyan pipeline (where Eni’s holds an interest of 5% corresponding to the right to transport 50 KBBL/d) and the construction of a pipeline to bypass the Turkish Straits of the Bosphorus and Dardanelles, enabling the delivery of the oil produced in the Caspian region into the Ceyhan commercial hub on the Mediterranean coast (see Turkey below).

Evaluation activities of the discoveries made in the contract area of the North Caspian Sea PSA made some good progress. A first appraisal well on the Kairan discovery was successfully drilled. Drilling of a second appraisal well on the Kalamkas discovery yielded results that underline the good productivity of the reservoir and indicate that the size of the discovery is larger than previously estimated.

At the Karachaganak field (Eni co-operator with a 32.5% participating interest), the good well productivity and the high plant performance allowed to produce an average of 64 KBBL/d of liquids (of which some 44.3 KBBL/d were transported to the Western markets via the CPC pipeline and the Atyrau-Samara) and sell approximately 78 BCF/y of natural gas, net to Eni, for a total of 103 KBOE/d, net to Eni.

The main activities carried out in 2006 were: (i) the sanction of an expansion in the processing capacity (a fourth train) which will enable to increase the volumes of stabilized liquids exported to Western markets; and (ii) the continuation of those activities (mainly drilling of additional wells) which are necessary to maintain the production plateau.

Studies are ongoing to implement a further development phase of the Karachaganak field, Phase 3, aimed at producing additional volumes of gas and associated liquids. In this context, on June 1, 2007, the Karachaganak Petroleum Operating BV (KPO) and KazRosGaz, a joint company established by KazMunaiGaz and Gazprom, signed a gas sale contract. According to the terms of this agreement, which is subject to approvals of the Karachaganak Shareholders, the consortium will deliver, from 2012, about 16 BCM/y (565 BCF/y) of raw gas to the Orenburg plant, in Russia, where it will be further processed and sweetened. This agreement creates the conditions for the start up of Phase 3 of the project.

In the medium-term, Eni’s production in Kazakhstan is expected to increase due to the contribution of the incremental gas volumes produced at Karachaganak and the start up of Kashagan.

Mozambique In March 2006, following an international bid tender, Eni obtained the exploration license for Area 4, located in the deep offshore of the Rovum Basin 2,000 kilometers North of Maputo. The block covers an area of 17,646 square kilometers in an unexplored geological basin which we believe has significant mineral potential, according to surveys performed.

Pakistan Eni has been present in Pakistan since 2000. In 2006 production net to Eni averaged 50 KBOE/d. Eni’s main permits are Bhit (Eni operator wit a 40% interest), Sawan (23.68%) and Zamzama (17.75%), which in 2006 accounted for 86% of Eni’s production in Pakistan.

In February 2006 following an international bid procedure, Eni was awarded the operatorship of four exploration licenses relating to Block Rjar/Mithi - zone I and Thar/Umarkot - zone III. These blocks are located in the East Sindh near the border with India and cover a gross area of about 9,900 square kilometers.

In March 2006, an expansion plan of the Bhit and Badhra operated permits was sanctioned, envisaging the construction of a third train for increasing treatment capacity of the Bhit plant also enabling to process Badhra field gas production. In the Zamzama field construction of a new treatment plant is underway.

Up to June 2007, three gas discoveries were made in: (i) the exploration permit Gambat (Eni’s interest 30%) with the Tajial 1 exploration well, at a depth of 3,845 meters; (ii) the production permit Kadanwari (Eni operator with a 18.42% interest) with the Kadanwari 18 well, at a depth of 3,400 meters in a rock formation independent from the main field; and (iii) the Latif field (Eni’s interst 33.3%) with the Latif 1 exploration well, at a depth of 3,520 meters. Eni plans to develop these discoveries leveraging on the existing facilities in place.

Saudi Arabia Eni has been present in Saudi Arabia since 2004. Ongoing activities concern exploration of the C area in order to discover and develop gas reserves. This license covering 51,687 square kilometers (25,844 net to Eni) is located in the Rub al Khali basin at the border with Qatar and the United Arab Emirates. The exploration plan provides for the drilling of 4 wells in five years. In case of a commercial discovery, the contract will last 25 years with a possible extension to a maximum of 40 years. Any gas discovered will be sold locally for power generation and as feedstock for petrochemical plants. Condensates and NGL will be sold on international markets. Drilling of the first commitment well is underway.

Turkey The construction license for the Samsun-Ceyhan pipeline was granted to the Turkish company Çalik Enerji, partner of Eni in this initiative with a 50% stake in June 2006. The pipeline, the engineering activities of which started in second half of 2006, will allow to bypass the Turkish Straits of Bosphorus and Dardanelles, thus enabling the oil produced in the Caspian region to be delivered to the Ceyhan commercial hub, located on the Mediterranean coast, in a more efficient and environmentally friendly fashion. This new infrastructure, with a length of 550 kilometers, will have an initial transportation capacity equal to 1 mmBBL/d of oil, expandable up to 1.5 mmBBL/d.

United States Eni has been present in the United States since 1966. In 2006 Eni’s oil production averaged 32 KBOE/d. Activities are performed in the conventional and deep offshore in the Gulf of Mexico and onshore and offshore Alaska. Exploration and production activities in the United States are regulated by concessions.

Eni holds interests in 24 production blocks in the Gulf of Mexico. The main fields are Allegheny (Eni operator with an 86% interest), Medusa (Eni’s interest 22%), Europa (Eni’s interest 28%), King Kong (Eni operator with a 49% interest), East Breaks (Eni operator with an 84% interest) and Morphet (Eni operator with an 84% interest). These fields accounted for 81% of Eni’s 2006 production in the country. In 2006 the Allegheny South (Eni’s interest 100%) and North Black Widow (Eni’s interest 25.19%) fields have been started-up.

Eni’s activities in Alaska are currently in the exploration and development phase. In November 2006, Eni started an exploration campaign in the onshore Rock Flour area (Eni’s interest 100%). The approved plan provides for the drilling of three wells.

In March 2006, following an international bid procedure, Eni was awarded 11 exploration blocks near Rock Flour.

Eni signed an agreement with a partner for a swap of interests in 64 exploration blocks (Eni’s interest 60%) located in the Beaufort Sea, offshore North Alaska. Based on this agreement, Eni is entitled to 140 exploration blocks (50% of which operated). Exploration plans provide for 3D seismic surveys and drilling of an exploration well by 2010.

In January 2006, the development plan of the offshore Oooguruk field in the Beaufort Sea started. Production is expected to start at the end of 2007 with production peaking at 17 KBOE/d (over 5 net to Eni) in 2010. Drilling activities are underway in Nikaitchuq field (Eni’s interest 100%), located in the Beaufort Sea.

Main discoveries for the year were: (a) in Mississippi Canyon Block 546 (Eni’s interest 50%), the Longhorn appraisal well confirmed the presence of natural gas at a depth of about 3,900 meters; and (b) in Mississippi Canyon Block 502 (Eni’s interest 100%), the Longhorn North discovery well showed the presence of natural gas at a depth of 3,400 meters. A feasibility study to develop this discovery is underway.

Management expects production in the United States to grow significantly from current levels due to the contribution of recently acquired assets in the Gulf of Mexico and Alaska and ongoing development activities.

Venezuela Eni has been present in Venezuela since 1998. In January 2006, following an international bid procedure, Eni was awarded a thirty year long exploration license for the Cardon IV Block (Eni’s interest 50%) in joint venture with an international oil company. This Block is part of the Rafael Urdaneta project for the development of natural gas reserves in an area of about 30,000 square kilometers in the Gulf of Venezuela.

With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. In the lack of any agreement between the parties, in November 2006, Eni commenced an arbitration proceeding before an International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e. a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Netherlands-Venezuela bilateral investments treaty) to claim its rights. Despite this action, Eni would continue to consider a negotiated solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación field, as calculated by Eni, would not be lower than the net book value of the Dación assets which consequently have not been impaired. In accordance with the ICSID Convention, a judgment by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgment of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity). In 2005 and in the first quarter of 2006, oil production from the Dación field averaged approximately 60 KBBL/d and booked reserves at December 31, 2005 amounted to 175 mmBBL.

On February 26, 2007, the President of Venezuela enacted a decree providing for the transformation of certain strategic partnerships operating in the petroleum region of Orinoco (Faja) and certain agreements to conduct risk shared exploration activities into a regime of "empresa mixta" within six months from publication of said decree. Under the new regime, a company incorporated under the law of Venezuela is expected to be entitled to relevant mineral rights and to conduct petroleum operations. A stake of at least 60% in the capital of such company is expected to be held by an affiliate of PDVSA, preferably Corporación Venezuelana de Petróleo. Such decree could impact Eni’s activities in Venezuela, as Eni’s subsidiary Eni Venezuela BV holds a 26% stake in a joint venture in the Gulf of Paria West Block, located in the Orinoco delta. This joint venture is currently developing the Corocoro field with expected start up in 2007.

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

Storage services are provided by Stogit through eight storage fields located in Italy, based on ten storage concessions3 vested by the Ministry of Productive Activities.

In 2006, the share of storage capacity used by third parties was 46%. From the beginning of its operations, Stogit markedly increased the number of customers served and the share of revenues from third parties; the latter, from an insignificant value, passed to 42%.

Storage	2002	2003	2004	2005	2006

Available capacity:
- modulation and mineral	(BCM)	7.1	7.1	7.5	7.5	8.4
. share utilized by Eni	(%)	66	53	47	44	54
- strategic	(BCM)	5.1	5.1	5.1	5.1	5.1
Total customers	(No.)	20	30	39	44	38
. modulation and upstream storage customers	(No.)	14	24	29	35	38

Gas & Power

Eni Gas & Power segment is engaged in all phases of the gas business: supply, transport, distribution and marketing, resulting in a fully integrated business model. A significant installed power generation capacity enables Eni to extract further value from gas, diversifying its commercial outlets.

Eni’s strategy in its Gas & Power segment is to increase natural gas sales in the main European markets, safeguard its domestic natural gas business, and effectively manage regulated businesses (transport and distribution activities in Italy).

Management expects European natural gas demand to increase steadily in the future, resulting in a cumulative increase of around 45% by 2020 (2.4% per annum). This trend, coupled with an expected decline in Europe’s gas production due to mature field declines, will make Europe increasingly reliant on gas imports to fulfil its gas needs. Against this backdrop, management plans to grow natural gas sales leveraging on Eni’s gas availability under long-term supply contracts and equity gas, access to infrastructure, long-term relationships with key producing countries, market knowledge and a wide portfolio of clients. Eni intends to strengthen its presence in markets where its presence is already established – such as the Iberian Peninsula, Germany and Turkey – and to develop sales in markets with significant growth and profitability prospects (in particular France and the United Kingdom).

In Italy, in an increasingly competitive market, Eni intends to safeguard selling margins and sales volumes by leveraging on the expected growth of gas demand, maximizing the value of the gas chain by focusing in particular on the most profitable clients, deploying a commercial offer tailored on client needs in terms of pricing and quality of services, and boosted by the expected development of the combined offer of gas and electricity ("dual offer").

In the medium-term, Eni plans to increase worldwide sales targeting a volume of 105 BCM by 2010, corresponding to a 2.5% average growth rate over the 2007-2010 four-year period.

Eni also intends to increase efficiency and effectiveness of its operations, particularly in the regulated business and to develop marketing of LNG aiming also at monetizing equity reserves.

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

Demand for Natural Gas in Italy

In 2006 natural gas demand in Italy totaled 84.4 BCM (down 2.2 % from 2005). In 2006, about 13% of natural gas requirements were met through domestic production, while imports covered 87%. Eni expects natural gas consumption in Italy to increase with a compound average growth rate of about 2.5% over the next ten years, hitting approximately 106 BCM in 2015, mainly driven by an increased use in power generation, the demand growth of which is expected to outpace demand growth in other sectors, such as large industrial users, residential space heating in households and services, commercial and small businesses needs. Expected increased consumption in the electricity generation sector derives from the significant advantages of the use of natural gas in firing combined cycle plants as compared to other fuels, due to its lower investment cost, higher yields and reduced polluting emissions.

_______________

(3)	Two of these are not yet operational.

Supply of natural gas

In 2006 Eni’s Gas & Power segment purchased 89.27 BCM of natural gas, with a 6.71 BCM increase over 2005, or 8.1%. Natural gas volumes purchased outside Italy (79.06 BCM) represented 89% of total purchases made by fully consolidated subsidiaries (87% in 2005) with a 7.23 BCM increase from 2005 (up 10.1%).

Major increases in purchased volumes regarded: (i) Libya, reflecting higher volumes of gas from Libyan fields delivered to Italy via the GreenStream gasline (up 2.79 BCM); (ii) the Netherlands (up 1.99 BCM); (iii) volumes purchased in Russia to be sold on the Turkish market (up 1.21 BCM); and (iv) purchases of LNG (up 1.01 BCM). In addition, supplies from Croatia increased (up 0.43 BCM) due to the ramp-up of new production from Eni-operated natural gas fields in the Adriatic offshore.

Main declines concerned purchases from Algeria (down 0.74 BCM) and extra Europe supplies. Volumes purchased in Italy from both Eni’s Exploration & Production segment and third parties (10.21 BCM) declined by 0.52 BCM, down 4.8%, from 2005 due to a production decline of Eni’s natural gas fields.

In 2006, natural gas volumes input to the storage deposits owned by Stoccaggi Gas in Italy and Gaz de France in the French territory and in Austria were 3.01 BCM, compared to net offtakes of 0.84 BCM in 2005.

The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

Natural gas supplies	2002	2003	2004	2005	2006

(BCM)
Italy	12.67	12.16	11.30	10.73	10.21
Russia for Italy	18.62	18.92	20.62	21.03	21.30
Russia for Turkey		0.63	1.60	2.47	3.68
Algeria	16.35	16.53	18.86	19.58	18.84
the Netherlands	7.55	7.41	8.45	8.29	10.28
Norway	4.83	5.44	5.74	5.78	5.92
Hungary	3.05	3.56	3.56	3.63	3.28
Libya			0.55	3.84	6.63
Croatia	0.31	0.65	0.35	0.43	0.86
the United Kingdom	1.48	1.98	1.76	2.28	2.50
Algeria (LNG)	1.92	1.98	1.27	1.45	1.58
Others (LNG)	0.3	0.72	0.70	0.69	1.57
Other supplies Europe	0.03	0.04	0.12	1.18	1.85
Outside Europe	0.96	1.14	1.21	1.18	0.77
Outside Italy	55.40	59.00	64.79	71.83	79.06
Total supplies	68.07	71.16	76.09	82.56	89.27
Withdrawals from (input to) storage	(1.43)	0.84	0.93	0.84	(3.01)
Network losses and measurement differences	(0.50)	(0.61)	(0.53)	(0.78)	(0.50)
Available for sale of Eni’s own companies	66.14	71.39	76.49	82.62	85.76
Available for sale of Eni’s affiliates	2.40	6.94	5.84	7.08	7.65
Total available for sale	68.54	78.33	82.33	89.70	93.41

In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. Following the strategic agreement with Gazprom signed on November 14, 2006, effective from February 1, 2007 (see below), Eni extended the duration of its gas supply contracts with Gazprom until 2035, bringing the residual average life of its supply portfolio to approximately 23 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of approximately 62.4 BCM/y (Russia 23.5, Algeria 21.5, the Netherlands 9.8, Norway 6 and Nigeria LNG 1.6) of natural gas by 2010. Despite the fact that an increasing portion of natural gas volumes purchased under said contracts will be sold outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new supply infrastructure, and the evolution of the Italian regulations for the natural gas sector, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts. See "Item 3 – Risk Factors" and "Item 5 – Contractual Obligations".

In 2006 Eni purchases under its take-or-pay contracts were about 8 BCM more than its minimum off-take obligation, this figure refers to off-take in respect of contractual year (October to end of September, rather than January to end of December, for a sizeable part of Eni Gas & Power long-term supply contracts).

Agreement between Eni and Gazprom

On November 14, 2006, Eni and Gazprom signed a broad strategic agreement. This agreement sets up an international alliance enabling the two companies to launch joint projects in the mid and downstream gas, in the upstream and technological cooperation. This agreement is a major step towards the security of energy supply to Italy.

(i)	Midstream and downstream gas The duration of Russian gas supply contracts to Eni is extended until 2035, confirming that Eni is presently the world’s single largest customer of Gazprom. Through this agreement, starting from 2007, Gazprom is expected to sell increasing volumes of gas directly in the Italian market, building up to some 3 BCM in 2010 and to maintain such level in subsequent years for the duration of said long-term supply contract. Volumes expected to be sold by Gazprom will be subtracted from volumes supplied to Eni under the fourth long-term supply contract. In 2007, Eni expects to reduce its supplies from Gazprom by 1 BCM, and Gazprom to sell approximately 1 BCM under this scheme.
(ii)	Upstream Eni and Gazprom have identified major projects (companies and assets) in Russia and outside Russia that will be jointly pursued by the two partners.
Eni and Gazprom have agreed to work with each other on an exclusive basis on these projects, which are expected to be finalized by the end of 2007.
(iii)	Technological cooperation and development Eni and Gazprom will sign specific agreements in the following areas:
-	long-distance gas transportation. In this sector Eni and Snam Rete Gas will provide their know-how and expertise, including proprietary transport technology TAP (high pressure transmission) for the development of Russia’s gas transportation system;
-	evelopment of LNG projects for the global gas market.

Marketing

Natural Gas Sales for the Year

In 2006 Eni’s worldwide gas sales (97.48 BCM, including own consumption, Eni’s share of sales of affiliates and upstream sales) were up 3.27 BCM from 2005, or approximately 4%, mainly reflecting higher sales in the rest of Europe (up 4.9 BCM, up approximately 16%), higher supplies of natural gas (up 0.59 BCM, or 10.6%) to Eni’s wholly-owned subsidiary EniPower for power generation, offset in part by lower sales by fully consolidated subsidiaries in Italy (down 1.53 BCM, or 2.9%).

In an increasingly competitive market, natural gas sales of fully consolidated subsidiaries in Italy (50.94 BCM) declined by 1.53 BCM from 2005, due mainly to lower sales in the fourth quarter in connection with mild weather conditions.

The Italian market includes three groups of clients: industrial, residential and power generation users; they are further grouped as follows: (i) large industrial clients and power generation utilities directly linked to the national and the regional natural gas transport networks; (ii) the retail market which is composed of residential and commercial clients (households, commercial users, hospital, schools, etc.), and small businesses located in urban centers supplied by wholesalers through low pressure distribution networks; and (iii) wholesalers, mainly local selling companies and distributors of natural gas for automotive use purchasing natural gas to sell it to final clients.

In 2006, major declines were registered in the power generation segment (down 0.93 BCM), in sales to wholesalers (down 0.51 BCM) and residential and commercial users (down 0.4 BCM). These declines were offset in part by higher sales to the industrial sector (up 0.26 BCM).

Own consumption4 was 6.13 BCM, up 0.59 BCM or 10.6%, reflecting primarily higher supplies to EniPower due to the coming onstream of new generation capacity.

In 2006 natural gas sales of fully consolidated subsidiaries in the rest of Europe increased by 4.49 BCM to 27.93, or 19.2%, reflecting a growth in: (i) sales under long-term supply contracts to Italian importers (up 2.57 BCM) for the progressive reaching of full supplies from the Libyan fields operated by Eni; (ii) sales to the Turkish market (up 1.22 BCM); (iii) sales to Germany and Austria (up 0.84 BCM), mainly due to higher volumes to industrial operators and wholesalers; and (iv) sales to France (up 0.42 BCM) relating to higher volumes to industrial operators. These increases were partly offset by a decrease in sales to Hungary (down 0.29 BCM) and Northern Europe (down 0.1 BCM).

______________

(4)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

Sales of natural gas by Eni’s affiliates in the rest of Europe, net to Eni and net of Eni’s supplies, amounted to 6.88 BCM, up 0.4 BCM, with Unión Fenosa Gas posting the major increase, and concerned: (i) GVS (Eni’s interest 50%) with 2.94 BCM; (ii) Unión Fenosa Gas (Eni’s interest 50%) with 2.17 BCM; and (iii) Galp Energia (Eni’s interest 33.34%) with 1.65 BCM.

Unión Fenosa Gas sold also 0.45 BCM on international markets, in particular Japan (0.27 BCM) and South Korea (0.09 BCM), as new market opportunities were captured.

The table below sets forth Eni’s sales of natural gas by principal market for the periods indicated.

Natural gas sales	2002	2003	2004	2005	2006

(BCM)
Italy (*)	50.43	50.86	50.08	52.47	50.94
Wholesalers (distribution companies)	17.02	15.36	13.87	12.05	11.54
Gas release			0.54	1.95	2.00
End customers	33.41	35.50	35.67	38.47	37.40
Industries	14.43	13.17	12.39	13.07	13.33
Power generation	12.48	15.03	15.92	17.6	16.67
Residential	6.50	7.30	7.36	7.80	7.40
Own consumption (*)	2.02	1.90	3.70	5.54	6.13
Rest of Europe (*)	12.77	17.54	21.54	23.44	27.93
Outside Europe	0.92	1.09	1.17	1.17	0.76
Total sales to third parties and own consumption	66.14	71.39	76.49	82.62	85.76
Sales of natural gas of Eni’s affiliates (net to Eni)	2.40	6.94	5.84	7.08	7.65
Italy (*)				0.07	0.02
Rest of Europe (*)	1.93	6.23	5.30	6.47	6.88
Outside Europe	0.47	0.71	0.54	0.54	0.75
Total sales and own consumption of G&P	68.54	78.33	82.33	89.70	93.41
Upstream in Europe (a)	4.49	5.03	4.70	4.51	4.07
Worldwide natural gas sales	73.03	83.36	87.03	94.21	97.48
Natural gas sales in Europe	71.64	81.56	85.32	92.50	95.97
G&P in Europe (*)	67.15	76.53	80.62	87.99	91.90
Upstream in Europe (a)	4.49	5.03	4.70	4.51	4.07

(*)	Market sectors denoted with an asterisk are included within "G&P in Europe".
(a)	Does not include Eni’s share of sales made by Nigeria LNG (Eni’s share 10.4%) in Europe amounting to 1.30, 1.31 and 1.55 BCM in 2004, 2005 and 2006, respectively.

Planned Actions and Sales Target

In the medium-term Eni plans to grow its sales volumes of natural gas in European markets in order to compensate for lower growth opportunities on its domestic market due to sector-specific regulation imposing limits to the size of Italian gas operators. In order to achieve its growth targets, Eni will leverage on its strengths represented by gas availability both as equity gas and under long-term purchase contracts, operational flexibility ensured by the access to a wide-reaching transport network, regasification terminals and logistic assets, a large portfolio of clients and market knowledge.

(i) Italy

In the medium-term management will attain compliance with market limits imposed by sector-specific regulation, in terms of both volumes intake into the national network and sales volumes, through an optimal allocation of Eni’s gas availability between sales in Italy and in the rest of Europe, and the use of gas in Eni’s power generation plants, leveraging also on the expected increase in domestic demand. Eni targets sales volumes of at least 50 BCM in 2010. This target takes account of the expected increase in competitive pressure due to new supplies coming on stream on the Italian gas market in view of the implementation of ongoing upgrading plans of the import infrastructure to Italy.

In order to support sales in Italy, Eni intends to implement a marketing policy more focused on value creation for its clients than in previous years, leveraging on its established know-how on pricing, personalization of services, and brand awareness. In future years, Eni’s marketing effort will be supported by developing an integrated offer of gas and electricity ("dual offer"), targeting mainly the middle and retail markets. The dual offer is expected to achieve significant synergies from the integration of processes to acquire and manage clients.

Eni will devote particular attention to retain clients and increase their number in the retail market. At the end of 2006 Eni had 6.5 million of retailing clients, mainly located in the most important urban centers in Italy. Eni intends to strengthen customer loyalty in this market segment through value creation in terms of excellence of the service offered and the development of the dual offer. At the same time, Eni expects to preserve its selling margins by means of reducing the cost to serve leveraging on the rationalization of its contact channels, streamlining administrative processes and exploiting economies of scale.

In addition Eni plans to support sales to the Italian retail market leveraging on the development of regional alliances with local partners as in the case of the project described below.

Toscana project

On January 24, 2006, Eni, Italgas (Eni’s interest 100%) and the local authorities partners of Fiorentina Gas SpA (Eni’s interest 51.03%) and Toscana Gas SpA (Eni’s interest 46.1%) signed a framework agreement for developing an alliance in the field of natural gas distribution and sale in the Toscana Region.

As a part of the agreement, Toscana Energia SpA (Eni’s interest 48.72%) was established upon contribution in-kind of the partners’ stakes in the distribution companies Fiorentina Gas and Toscana Gas. The local authorities partners of Toscana Energia SpA hold the responsibility for strategic decisions and control, while Eni maintains operating and management responsibilities, being the industrial partner of the initiative. In addition, this agreement provides for Fiorentina Gas Clienti SpA (Eni’s interest 100%) to be merged into Toscana Gas Clienti SpA (Eni’s interest 46.1%, Tuscan municipalities 53.9%), resulting in the establishment of a regional selling company under Eni’s control (79.22%), re-named Toscana Energia Clienti and boasting 600,000 clients and sale volumes of 1.1 BCM/y in 147 Tuscan municipalities. The Italian Antitrust Authority authorized this transaction on July 20, 2006. The merger deed was defined on February 22, 2007, effective from March 1, 2007.

(ii) European Markets

France Eni sells natural gas to industrial clients and wholesalers. In 2006, Eni started direct sales of natural gas in the French market with a new branch in Paris. New industrial and wholesaler clients were acquired; sales for the year hit the 1 BCM level. Supplies to the French company EDF ramped up, in execution of the long-term supply contract signed in July 2005.

Eni is pursuing an aggressive marketing policy to gain market share, in particular in the segment of small businesses which presents good profitability and development perspectives. In the medium-term, Eni expects to increase its current 1.1 BCM sales level at a 47% annual average growth rate, compared to an expected 3% average growth rate of market consumption, targeting volumes of approximately 5 BCM in 2010, equal to a 9% market share.

Germany Eni is present on the German natural gas market through its affiliate GVS (Gasversorgung Süddeutschland GmbH - Eni 50%) which sold approximately 6.4 BCM in 2006, and with a direct commercial structure. In the medium-term, Eni plans to significantly increase its sales to the business segment, leveraging on the pursuit of new opportunities arising from the ongoing liberalization process and new marketing initiatives. In 2006, Eni began to supply the German company Wingas under a long-term contract, envisaging 1.2 BCM/y of natural gas. The gas is delivered at Eynatten at the German-Belgian border. The medium-term objective is to sell more than 7.5 BCM in 2010, equal to a 7% market share.

Iberian Peninsula

Management expects gas demand growth in the Iberian Peninsula to outpace the average European demand growth.

Portugal Eni operates on the Portuguese market through its affiliate Galp Energia (Eni’s interest 33.34%) which sold approximately 5 BCM in 2006 (1.65 BCM being Eni’s share). In the medium-term, Galp’s sales are expected to grow at an 8% average rate, targeting 6.3 BCM (2.1 Eni’s share) in 2010.

On March 29, 2006, an eight-year agreement among Galp partners became effective addressing the joint management of the company. Galp partners include Eni, Amorim Energia (a privately held Portuguese company in which Sonangol, the national oil company of Angola, holds a minority stake), Rede Electrica Nacional (REN), and Caixa Geral de Depositos (a primary Portuguese financial institution). On September 26, 2006, in accordance with the agreement, Galp’s regulated activities comprising a high pressure network, storage sites and a regasification terminal located in Sines were spun off and divested to REN. REN divested its shareholding in Galp to Amorim Energia, effective on October 18, 2006. On October 24, 2006, the Portuguese State divested part of its stake in Galp through an IPO. At the same time, Galp shares were registered on the national Portuguese stock exchange. The shareholders of Galp post-IPO are: Eni (33.34%), Amorim Energia (33.34%), the Portuguese State (7.00%), Iberdrola (4%), Caixa (1%) and Setgas (0.04%); floating shares represent 21.28% of the share capital.

Spain Eni operates in the Spanish gas market through Unión Fenosa Gas (Eni’s interest 50%) engaged in natural gas supply and sale to final users and to power generation utilities. In 2006 gas sales of Unión Fenosa Gas in Europe amounted to 4.34 BCM (2.17 BCM Eni’s share). Unión Fenosa Gas is engaged in LNG through an 80% interest in the Damietta liquefaction plant, on the Egyptian coast (see below), and through a 7.36% interest in a liquefaction plant in Oman, completed in 2005; in addition, it holds interests in the Sagunto (Valencia) and el Ferrol (Galicia) regasification plants, with a 42.5% (21.25% Eni’s interest) and 18.9% interest (9.45% Eni’s interest), respectively.

Eni targets to increase its sales in the Iberian Peninsula from the current 5.2 BCM level to approximately 8.5 BCM by 2010 (13% average growth rate), as a result of an increase in both sales of Unión Fenosa Gas and in direct sales, in particular to the Spanish power generation segment supplied mainly by LNG from Nigeria.

UK/Northern Europe Eni through North Sea Gas & Power unit of its subsidiary Eni UK Ltd sells equity gas produced at Eni’s fields in the North Sea and operates in the main continental natural gas hubs (NBP, Zeebrugge, TTF). Eni plans to grow volumes sold on the UK/North European markets from the current 2.64 BCM level to approximately 8 BCM by 2010, with a 32% average annual growth rate. In particular, a significant increase is expected in spot sales on the Zeebrugge hub (from 0.2 BCM in 2006 to 4.2 BCM in 2010). In the UK, gas sales through North Sea Gas &Power are expected to grow from 2.5 BCM in 2006 to 3.8 BCM in 2010, equal to a 3% market share.

Turkey Eni and Gazprom market jointly natural gas to the Turkish company Botas under a long-term contract. Volumes of natural gas are supplied via the Blue Stream transport system (see below), that links the Russian coast (Dzhubga) to the Turkish coast (Samsun) crossing the Black Sea. In 2006 Eni’s share of sales volumes amounted to 3.68 BCM. Leveraging on the expected demand growth in Turkey and existing spare capacity in this pipeline, Eni plans to increase sales up to 6.4 BCM by 2010, equal to an 18% market share. The full transport capacity of this pipeline of 16 BCM/y is expected to be saturated in 2010.

Infrastructure

Eni owns a wide, integrated network of infrastructures for transporting, delivering and storing natural gas in Europe which enables Eni to connect major natural gas producing areas (North Africa, Russia and the North Sea) to European markets. In Italy, Eni owns almost all the national transport network and a significant portion of local distribution networks for the delivery of natural gas to residential and commercial users. Availability of regasification capacity in Italy and the Iberian Peninsula and storage sites guarantees a high level of operating flexibility. In order to increase the diversification and reliability of supplies and to cope with expected European demand growth, Eni defined an important plan for upgrading its import infrastructure from Russia, Algeria and Libya, its regasification capacity and its national transport and distribution networks. This plan envisages a capital expenditure of approximately euro 5.8 billion to be deployed in the next four-year period.

International Transport Activities

In order to import natural gas to Italy, Eni owns transportation rights on an international high pressure network of pipelines extending for approximately 4,300 kilometers. These lines are connected with Eni’s natural gas transport system in Italy. A description of the main pipelines is provided below:

•	The TAG pipeline importing natural gas from Russia is 1,140-kilometer long and is composed of three lines, each about 380-kilometer long, with a transport of 31 BCM/y following completion of an upgrading project started a few years ago to enable the build-up of Eni’s fourth import contract from Russia. This pipeline has three compression stations and transports natural gas from Russia across Austria from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, entry point into the Italian natural gas transport system. This pipeline is currently undergoing an upgrading plan to boost transport capacity by an additional 6.5 BCM/y to 44 BCM/y, starting operations in October 2008. Capital expenditure is estimated at about euro 253 million (94% covered by Eni). A 3.2 BCM portion of this upgrade has been assigned to third parties importing natural gas into Italy in February 2006. Procedures have been started for the assignment of this upgrade to third parties.
•	The TTPC pipeline importing natural gas from Algeria is 742-kilometer long and is composed of two lines, each 371-kilometer long, with a transport capacity of 27 BCM/y and three compression stations. This pipeline transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline. This pipeline is currently undergoing an upgrading plan to boost transport capacity by an additional 6.5 BCM/y to 33.5 BCM/y, of these 3.2 BCM are expected to entry operations in April 2008 and 3.3 BCM in October 2008. Capital expenditure is estimated at euro 450 million. The first portion of this transport upgrade (3.3 BCM) has been assigned to third parties importing natural gas to Italy. The procedure for the assignation of the second portion of this upgrading has finalized in February 2007. The transport capacity of the downstream TMPC pipeline is already adequate to handle the upgrade of the TTPC.

•	The TMPC pipeline importing natural gas from Algeria is 775-kilometer long and is composed of five lines each 155-kilometer long with a transport capacity of 33.5 BCM/y. This pipeline crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the entry point into the Italian natural gas transport system.
•	The TENP pipeline importing natural gas from the Netherlands is 1,000-kilometer long (two 500-kilometer long lines) with a transport capacity of 15.5 BCM/y and four compression stations. It transports natural gas from the Netherlands through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border.
•	The Transitgas pipeline importing natural gas from the Netherlands and Norway is 291-kilometer long, with one compression station. It transports natural gas from the Netherlands and from Norway crossing Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transport capacity of 20 BCM/y. A 55-kilometer long line from Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach was built for the transport of the Norwegian gas.
•	The GreenStream pipeline importing natural gas from Libya is 550-kilometer long on a single line. This pipeline has a transport capacity of 8 BCM/y and crosses underwater the Mediterranean Sea from Mellitah to Gela in Sicily, the entry point into the Italian natural gas transport system. The pipeline started operations in October 2004 and transports gas volumes produced by the Libyan fields of Wafa and Bahr Essalam operated by Eni (with a 50% interest). In 2006 this pipeline transported 7.7 BCM (Eni share’s is 50%), of which 6.6 BCM is sold to Italian importers under long-term supply contracts with a 24-year term, targeting full supplies of 8 BCM/y. The delivery point is Gela in Sicily the Gas & Power segment purchased a 50% share of this volumes from Eni’s Exploration & Production segment and the remaining 50% share from the Libyan partner National Oil Company under a long-term supply contract with a 24 year-term. The remaining 1.1 BCM of natural gas were purchased by the Gas & Power segment on a spot basis. Said volumes available from the Libyan field production could not be absorbed by the local market. Production plateau volumes are expected in 2007 at 10 BCM/y, of which 8 BCM/y will be sold to those Italian third party importers under long-term supply contracts and remaining 2 BCM/y are expected to be sold on the Libyan market by the two partners.
An upgrade of the pipeline’s transport capacity from 8 to 11 BCM is planned with an estimated expenditure of approximately euro 80 million. This new capacity will be available from 2011 and will enable Eni to monetize further volumes of natural gas reserves located in Libya through the sale on the Italian market.

Eni holds a 50% interest in the Blue Stream underwater pipeline linking the Russian coast to the Turkish coast of the Black Sea. Through this pipeline, Eni transports gas volumes purchased in Russia to be sold on the Turkish market. This pipeline is totally 774-kilometer long with two lines and has a transport capacity of 16 BCM/y. Eni expects to reach full volumes supplies to the Turkish market by 2010. The pipeline includes a compression station at Dzhubga on the Russian coast of the Black Sea, made up of six turbocompressors and six measurement lines as well as an internally fired power plant.

Italian Transport Network

Eni, through Snam Rete Gas, a company listed on the Italian Stock Exchange, in which Eni holds a 50.04% interest, owns the major part of the Italian natural gas transport network as well as the only regasification terminal operating in Italy. Under Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy, transport activities are regulated by the Authority for Electricity and Gas which determines the methods for calculating tariffs and fixing the return on capital employed.

Eni’s Italian natural gas transport system is made up of a national pipeline network and a regional pipeline network for a total length of 30,889 kilometers as follows:

(i)	the national transport network portion extends for approximately 8,497 kilometers and consists of high pressure trunklines mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with the regional transport network. The national network also includes some interregional lines reaching important markets; and
(ii)	the regional transport network portion extends for approximately 22,410 kilometers and consists of smaller lines enabling the delivery of natural gas to large industrial complexes, power stations and local distribution companies of the various local areas served.

In 2006 Eni’s network increased by 177 kilometers due to some changes to existing lines of national network (87 kilometers) and extensions of the regional network (90 kilometers).

The major pipelines interconnected with import trunklines that are part of Eni’s national network are:

•	for natural gas imported from Algeria:
-	two lines with 48/42-inch diameter, each approximately 1,500-kilometer long, including the smaller pipe that crosses underwater the Messina Strait, which links Mazara del Vallo (on the Southern coast of Sicily) to Minerbio (near Bologna). This pipeline is undergoing an upgrade with the laying of a third line with 48 inch diameter that is 328-kilometer long (of these 272 are already operating). Transport capacity at the Mazara del Vallo entry point is approximately 86 mmCM/d;
•	for natural gas imported from Libya:
-	a 36-inch line, 67-kilometer long linking Gela, the entry point of the GreenStream underwater pipeline into the national network near Enna along the import pipeline from Algeria. Transport capacity at the Gela entry point is approximately 30 mmCM/d;
•	for natural gas imported from Russia:
-	two lines with 42/36/34-inch diameters extending for a total length of approximately 900 kilometers that are linked to the Austrian network in Tarvisio and cross the Po Valley reaching Sergnano (near Cremona) and Minerbio. The pipeline is being upgraded by the laying of a third 264-kilometer long line with diameter from 48 to 56 inches; 232 kilometers were already operating at the end of 2006, from Tarvisio to Zimella (Verona). The pipeline transport capacity at the Tarvisio entry point amounts to approximately 101 mmCM/d plus the transport capacity available at the Gorizia entry point of approximately 5 mmCM/d;
•	for natural gas imported from the Netherlands and Norway:
-	a 48-inch diameter, 177-kilometer long extending from the Italian border at Passo Gries (Verbania), point of connection with the Swiss network, to the node of Mortara, in the Po Valley. The pipeline transport capacity amounts to 63 mmCM/d;
•	for natural gas coming from the Panigaglia LNG terminal:
-	one line, with a 30-inch diameter, 170-kilometer long linking the Panigaglia terminal to the national network near Parma. The pipeline transport capacity at the Panigaglia entry point amounts to 13 mmCM/d.

Eni’s system is completed by: (i) 10 compressor stations with a total power of 758 MW; (ii) 5 marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo, Messina and Gela in Sicily and Favazzina and Palmi in Calabria for the GreenStream pipeline; and (iii) a control room of the dispatching system located in San Donato Milanese, which oversees and monitors the whole network in cooperation with peripheral units. In 2006 the ISO 9001-2000 certification was confirmed. Peripheral units are represented by eight districts monitoring the network through 55 centers that guarantee operation, maintenance and control of the whole system. Each unit is responsible for operations in accordance with technical specifications and applicable laws and regulations.

In the next four years Eni plans to carry out capital expenditure of approximately euro 4.2 billion aimed at the upgrade of its transport network in view of the expected increase in import capacity (in particular from Russia and Algeria).

In 2006 a total of 87.99 BCM of natural gas were input into the national network, 65% of which was owned by Eni.

Gas volumes transported (a)	2002	2003	2004	2005	2006

(BCM)
Eni	54.56	51.74	52.15	54.88	57.09
On behalf of third parties	19.84	24.63	28.26	30.22	30.90
Enel	8.28	9.18	9.25	9.90	9.67
Edison Gas	5.34	7.49	8.00	7.78	8.80
Others	6.22	7.96	11.01	12.54	12.43
Total	74.40	76.37	80.41	85.1	87.99

(a)	Include amounts destined to domestic storage.

Distribution Activity

Distribution involves the delivery of natural gas to residential and commercial consumers in urban centers through low pressure networks. Eni, through its 100% subsidiary Italgas and other subsidiaries, is engaged in the distribution activity in Italy serving 1,317 municipalities through a low pressure network consisting of approximately 49,000 kilometers of pipelines supplying 5.6 million customers.

Under Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy, distribution activities are regulated by the Authority for Electricity and Gas which determines the methods for calculating tariffs and fixing the return on capital employed. This makes distribution a low risk business capable of delivering stable performance in the long period. The management of networks is entrusted to natural gas companies by local Authorities exclusively under bid procedures. Concessions existing at the coming into force of Legislative Decree No. 164/2000 and awarded with a bid procedure expire on December 31, 2012; all other concession expire on December 31, 2007 (with an optional three-year extension under certain conditions). Eni intends to optimize its concession portfolio maintaining its current size in terms of end users served by focusing on development initiatives in core areas and promoting local alliances aimed at supporting sale activities on retail markets.

Regasification - LNG

Eni intends to strengthen its integrated LNG business on a global scale, aiming at further diversifying its supply sources, improving operational flexibility, and monetizing its large equity gas reserves. In particular, the development of regasification capacity is aimed at reinforcing and diversifying Eni natural gas supply portfolio. Eni’s main assets in LNG are:

Italy Eni owns the only regasification terminal operating in Italy at Panigaglia (Liguria). At full capacity, this terminal can input 3.5 BCM/y into the Italian transport network. In 2006 a total of 3.13 BCM of natural gas were input in the national network, of these 48% were owned by Eni. Eni plans to build a new regasification terminal located off the Adriatic coast (with a 50% interest) and to increase the capacity of the Panigaglia plant. These two projects are expected to upgrade the import capacity to Italy by 8 and 4.5 BCM/y, respectively, when fully operational. The planned start up is expected by 2013 and 2014, respectively. The capital expenditure earmarked for the offshore regasification projects amounts to approximately euro 800 million (of these euro 400 million for the 50% interest in the offshore regasification plant and euro 359 million for Panigaglia).

Egypt Eni, through its interest in Unión Fenosa Gas, owns a 40% stake in the Damietta liquefaction plant producing approximately 5 mmtonnes/y of LNG equal to a feedstock of 7.6 BCM/y of natural gas. In June 2006, the partners of the project agreed on terms and conditions for doubling the plant capacity by means of building another treatment train. Expected capital expenditure amounts to approximately $1.5 billion with start up expected between 2010 and 2011. In order to market its share of natural gas, Eni intends also to build two gas tanker ships with a capacity of 155 KCM each.

Spain In April 2006, the Sagunto regasification plant with a capacity of 6.7 BCM/y started operations near Valencia. Eni through Unión Fenosa Gas holds a 21.25% interest in this plant. At present, Eni’s share of regasification capacity amounts to 1.6 BCM/y of gas. An upgrading plan has been sanctioned targeting a 0.8 BCM/y capacity increase by 2009.
Relevant works started in the second half of 2006. Eni through Unión Fenosa Gas also holds a 9.5% interest in the el Ferrol regasification plant, located in Galicia, under construction and expected to be completed by the first half of 2007, targeting a treatment capacity of approximately 3.6 BCM/y, 0.4 BCM/y being Eni’s share.

USA Eni is entitled to a share of the initial planned capacity of the Cameron regasification terminal under construction in Louisiana, and expected to start operations by 2008-2009. The 6 BCM/y capacity represents approximately 40% of the initial capacity of the plant (15.5 BCM/y). This transaction will enable Eni to sell part of its gas reserves in the United States.
In order to provide supplies to this plant, in February 2007 Eni signed an agreement with Nigeria LNG Ltd, which operates the Bonny LNG plant in Nigeria, to purchase, over a twenty-year period, 1.375 mmtonnes/y of LNG, equivalent to 2 BCM/y of gas, deriving from the upgrade of the Bonny liquefaction plant (7 trains) expected for 2012. Negotiations are also progressing with Brass LNG Ltd for the purchase of 1.42 mmtonnes/y of LNG equivalent to 1.96 BCM/y of gas. Eni signed a Memorandum of Understanding with Sonangol to acquire a 13.6% participation in the Angola LNG project and 5 BCM/y of capacity in the Pascagoula regasification terminal to be constructed in Mississippi.

Eni will also have the right to have its equity gas in Angola liquefied, shipped and regasified at Pascagoula by Angola LNG for a quantity equivalent to 0.94 BCM/y.

Electricity Generation

Eni, through EniPower, is one of the major operators in electricity generation on the Italian market. Operating since 2000, EniPower owns power stations located at Eni’s sites in Brindisi, Ferrera Erbognone, Livorno, Mantova, Ravenna, Ferrara and Taranto with installed capacity in operation of approximately 4.9 GW at December 31, 2006 (4.5 GW in 2005).

Starting in 2007, the marketing of electricity conducted by EniPower until 2006 is being conducted by the department responsible for natural gas marketing. Under this project, the Gas & Power Division is expected to conduct directly the electricity marketing activity previously conducted by EniPower, starting in 2007. This scheme will allow the integrated management of marketing activities of gas and electricity and the development of a joint-offer of natural gas and electricity to customers. Plans for developing the dual offer will leverage on the opening of the Italian electricity market effective on July 1, 2007.

In 2006, Eni sold 31.03 TWh of electricity, of which about 24.82 TWh were produced by EniPower, corresponding to over 9.2% of the Italian market, and 10.287 mmtonnes of steam. Approximately 55% of sales were directed to end users, 28% to the Electricity Exchange, 8% to GRTN/Terna (under CIP 6/92 contracts and imbalances in input) and 9% to wholesalers. All the steam produced was sold to end users.

Eni is completing a plan for expanding its electricity generation capacity, targeting in 2010 an installed capacity of 5.5 GW with production amounting to 31 TWh when fully operational, corresponding approximately to 8.4% of electricity generated in Italy at that date. Planned expenditure amounts to euro 2.4 billion, of which euro 2 billion is already expensed.

High efficiency, low environmental impact, reduced expenditure and construction times are the main features of these plants, which show interesting profitability prospects due to the expected increase in demand for electricity and the ability to operate in co-generation (combined electricity and steam generation). The co-generation mode has been acknowledged by the Authority for Electricity and Gas as a production mode that entails priority on the national dispatching network and the exemption from the purchase of "green certificates"5.

New installed generation capacity uses the combined cycle gas turbine fired technology (CCGT), ensuring a high level of efficiency and low environmental impact. In particular, management estimates that for a given amount of energy (electricity and heat) produced, the use of the CCGT technology on a production of 31 TWh reduces emissions of carbon dioxide by approximately 11 mmtonnes, as compared to emissions using conventional power generation technology.

EniPower intends to become a cost leader in the Italian electricity industry thanks to the high technology content and optimal size of the plants it is building. When fully operational in 2010, consumption of natural gas of Eni’s plants is expected to reach over 6 BCM/y, supplied by Eni.

Power Generation	2003	2004	2005	2006

Purchases
Natural gas	(mmCM)	940	2,617	4,384	4,775
Other fuels	(KTOE)	847	784	659	616
- including cracking steam			89	96	136
Sales
Electricity production sold	(TWh)	5.55	13.85	22.77	24.82
Electricity trading	(TWh)	3.10	3.10	4.79	6.21
Steam	(ktonnes)	9,303	10,040	10,660	10,287

The development plan has been completed at all sites except for Ferrara (Eni’s interest 51%), where in partnership with Swiss company EGL AG, construction of two new 390 MW combined cycle units is underway. These new units will increase installed capacity to 840 MW with start up expected in the first quarter of 2008. Moreover, Eni plans the installation of a new 240 MW combined cycle unit located in Taranto (current capacity 75 MW) with expected start up in 2010.

Ferrera Erbognone On May 14, 2004 the combined cycle power station was inaugurated, the first one in Italy after the opening up of the electric market. This power station has an installed capacity of approximately 1,030 MW articulated in three combined cycle units, two of them with an approximately 390 MW capacity are fired with natural gas, the third one with approximately 250 MW capacity is fired in part with natural gas and complemented with refinery gas obtained from the gasification of tar from visbreaking from Eni’s nearby Sannazzaro de’ Burgondi refinery.

Ravenna Two new combined cycle 390 MW units started operations in 2004. Added to the existing 190 MW, the power station’s installed capacity reached approximately 970 MW.

_______________

(5)	Article 11 of Legislative Decree No. 79/1999 concerning the opening up of the Italian electricity market obliges importers and producers of electricity from non renewable sources to input into the national electricity system a share of electricity produced from renewable sources set at 2% of electricity imported or produced from non renewable sources exceeding 100 GW. Calculations are made on total amounts net of co-generation and own consumption. This obligation can be met also by purchasing volumes or rights from other producers employing renewable sources (the so-called green certificates) to cover all or part of such 2% share. Legislative Decree No. 387/2003 established that from 2004 to 2006 the minimum amount of electricity from renewable sources to be input in the grid in the following year be increased by 0.35% per year. The Minister of Productive Activities, with decrees issued in consent with the Minister of the Environment, will define further increases for the 2007-2009 and 2010-2012 periods.

Brindisi Three new combined cycle 390 MW units, two of which started operations in 2005, the last started operation in the second half of 2006. When fully operational the power station will have a total capacity of approximately 1,320 MW, including already existing amounts.

Mantova Two new combined cycle 390 MW units started operations in 2005 with full operation in early 2006. The power station will have a total installed capacity approximately 840 MW. This power station will provide steam for heating purposes delivered to Mantova’s urban network through a heat exchanger.

Capital Expenditure

See "Item 5 – Liquidity and Capital Resources – Capital Expenditure by Segment".

Refining & Marketing

Eni is leader in the refining business and in the marketing of refined products in Italy and holds important market shares in some European countries. Eni’s refining and marketing operations are efficiently integrated so as to achieve cost efficiencies and deliver good returns on capital employed. The integration with upstream operations represents a further competitive advantage. Eni’s key medium-term objective in its downstream oil business is to enhance profitability. The strategic guidelines to attain this objective are the following:

•	to enhance Eni’s refining system by means of a focused investment program;
•	to improve profitability and qualitative standards of the Italian retail network;
•	to grow retail sales in selected markets in the rest of Europe; and
•	to pursue higher levels of operational efficiency.

In the next four years, management plans to implement these strategies by deploying a capital expenditure program of approximately euro 4.3 billion. This capital expenditure is expected to be focused mainly on refinery upgrading. Planned actions are intended to boost refinery conversion rate and flexibility in order to produce higher-value products and to process low-quality crude that is typically discounted in the market-place, and to lower operating costs. Management expects to strengthen integration with Eni’s upstream operations. An important portion of this capital expenditure will be directed to retail networks upgrading in Italy and in the rest of Europe. In addition, in order to increase profitability of retail operations, Eni plans to implement customer-focused marketing initiatives, including effective pricing differentiation and an improved premium-products offer, and to pursue operating efficiencies. In retail activities in the rest of Europe, Eni plans to selectively develop its presence in target European markets, leveraging on synergies deriving from proximity to Eni’s production and logistic facilities.

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

Supply and Trading

In 2006, a total of 65.70 mmtonnes of oil were purchased (66.48 mmtonnes in 2005), of which 36.81 mmtonnes were purchased from Eni’s Exploration & Production segment, 18.16 mmtonnes were purchased under long-term contracts with producing countries and 10.73 mmtonnes were purchased on the spot market. Some 21% of oil purchased came from West Africa, 21% from North Africa, 18% from countries of the former Soviet Union, 14% from the Middle East, 14% from the North Sea, 7% from Italy and 5% from other areas. Some 30.66 mmtonnes were traded, down 1.3% from 2005. In addition, 3.18 mmtonnes of intermediate products were purchased (3.58 mmtonnes in 2005) to be used as feedstock in conversion plants and 16 mmtonnes of refined products (16.21 mmtonnes in 2005) were purchased to be sold on markets outside Italy (11.48 mmtonnes) and on the Italian market (4.52 mmtonnes) as a complement to our own production.

Refining

Eni owns five refineries in Italy and interests in refineries located in Italy, Germany and the Czech Republic with a total refining capacity (balanced with conversion capacity) of approximately 35.5 mmtonnes (equal to 710 KBBL/d) and a conversion index of 57%. Eni’s wholly owned refineries in Italy have a balanced capacity of 26.7 mmtonnes (equal to 534 KBBL/d), with a 58.9% conversion rate.

Eni’s refining system in Italy is made up of five wholly owned refineries and a 50% interest in the Milazzo refinery in Sicily. Eni plans to upgrade its refining system with a capital expenditure for the next four years amounting to approximately euro 2.4 billion (including logistics activities).

In the medium-term, management expects the refining environment to be featured by the following trends: (i) global imbalances in the availability of products among macro geographic areas; (ii) a low adequacy of existing refining assets to process heavy and non conventional feedstock against a backdrop of persisting high spreads between light/sweet and heavy/sour crude qualities; (iii) an imbalance of existing refining assets towards higher yields in gasoline and fuel oil in contrast with rising demand for middle distillates; and (iv) increasingly tight environmental and product quality regulations which make the upgrading of existing refining assets a critical issue.

Against this backdrop, Eni plans to enhance the profitability of its refining business, capturing opportunities arising from current market trends by implementing a large investment program of approximately euro 3 billion in the next four years. The main planned actions are: (i) to increase primary and conversion capacity, targeting a complexity index6 higher than 57%, in view of boosting middle distillate yields, including petrochemical feedstock, and extracting value from equity crude, the availability of which is expected to increase in the Mediterranean basin over the medium-term; (ii) to improve refinery flexibility in order to optimize processed feedstock and capture market opportunities arising from an expected increasing availability of heavy/sour crude which can be purchased at a discount in the marketplace; (iii) to achieve high-quality products responsive to expected demand trends and the evolution of product specifications provided for by increasingly tight European standards in term of emissions and environmental preservation; (iv) to strengthen integration with upstream and petrochemical operations; and (v) to enhance operational efficiency of refineries, targeting in particular a higher level of energy efficiency.

The table below sets forth certain statistics regarding Eni’s refineries at December 31, 2006.

	Location	Ownership interest	Conversion equivalent (1)	Balanced primary distillation capacity (2)

Wholly-owned refineries:
Sannazzaro	Lombardy	100%	46.2	170,000
Gela	Sicily	100%	143.5	100,000
Taranto	Apulia	100%	61.1	110,000
Livorno	Tuscany	100%	11.4	84,000
Porto Marghera	Veneto	100%	22.8	70,000

			58.9	534,000
Partly-owned refineries:
Milazzo	Sicily	50%	72.3	80,000
Ingolstadt/Vohburg/Neustadt	Germany	20%	32.6	52,000
Schwedt	Germany	8.3%	41.8	19,000
Kralupy/Litvinov	Czech Rep.	16.33%	28.8	26,000

			50.9	177,000

Total Eni			57.0	711,000

(1)	Stated in fluid catalytic cracking equivalent/topping (% by weight), based on 100% of balanced primary distillation capacity.
(2)	Barrels per calendar day. Based on percentage equity interest ownership in the refinery, not on actual utilization of balanced primary distillation capacity.

Each of Eni’s Italian refineries has an operational and strategic setup adequate to maximizing return on assets and monetizing its geographic location with respect to end markets and integration with other Eni business segments.

Italy

Eni’s refining system in Italy is composed of five wholly owned refineries and a 50% interest in the Milazzo refinery in Sicily. Each of Eni’s refineries in Italy has operating and strategic features that aim at maximizing the value associated to the asset structure, the geographic positioning with respect to markets and the integration with Eni’s other activities.

Sannazzaro, with a balanced primary refining capacity of 170 KBBL/d and an equivalent conversion index of 46.2% is one of the most efficient refineries in Europe. Located in the Po Valley, it supplies mainly markets in North-Western Italy and Switzerland. The high degree of flexibility of this refinery allows it to process a wide range of oils, such as CPC Blend crude oil from the Caspian Sea carried through the CPC pipeline, the Bonga crude from Nigeria and oil from Eni’s Villafortuna field. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genova terminal with French-speaking Switzerland.

_______________

(6)	For a definition, see "Glossary".

This refinery contains two primary distillation plants and a vacuum unit. Conversion is obtained through a fluid catalytic cracker (FCC7), an HDCK middle distillate conversion unit and a visbreaking thermal conversion unit. Two catalytic reforming plants, an isomerization plant, an alkylation plant, an MTBE plant and three desulfurization plants for middle distillates and one for naphtha from cracking complete the production cycle. In 2006, Eni completed a gasification facility using the heavy residue from visbreaking (tar) to produce syngas to feed the nearby EniPower power station at Ferrera Erbognone.

Eni plans to upgrade this refinery. In particular, in the next four years, Eni plans to build: (i) a high pressure hydrocracking unit with a capacity of 28 KBBL/d, able to produce over 1 mmtonnes/y of high quality middle distillates, in particular diesel fuel with low sulfur content and kerosene. Start up is planned at 2008 end; and (ii) a PDA deasphalting unit with a 28 KBBL/d capacity for the production of deasphalted oil (without asphaltene and metals) from visbreaking and vacuum unit residues to be used as feedstock for the FCC unit. Further residues will be used as feedstock for the tar gasification plant. The deasphalting plant will enable Eni to increase the refinery’s flexibility thanks to the processing of a higher amount of high sulfur content crude, thus increasing the yield of valuable products (diesel fuel). Start up is planned in 2008.

Eni is currently evaluating the building of a plant employing Eni Slurry Technology (see "Innovative technologies", below) with a 23 KBBL/d capacity for the processing of extra heavy crudes and tar sands producing higher quality products, in particular diesel fuel, and reducing the yield of fuel oil to zero.

Gela, with a balanced primary refining capacity of 100 KBBL/d and an equivalent conversion index of 143.5% represents an upstream integrated pole with the production of heavy crudes obtained from nearby Eni fields offshore and onshore Sicily, while downstream it is integrated with Eni’s nearby petrochemical plants. Located on the Southern coast of Sicily, it manufactures fuels for automotive use and residential heating purposes, as well as petrochemical feedstocks. Its high conversion level allows it to minimize the yield of fuel oil and semi-finished products.

Besides its primary distillation plants, this refinery contains the following plants: an FCC unit with go-finer for the upgrading of feedstocks and two coking plants for the vacuum conversion of heavy residues. All these plants are integrated in order to process heavy residues and feedstocks and manufacture valuable products. It also contains two reforming units, an alkilation unit, an MTBE unit and plants for desulfurization of gas oil and naphtha from cracking. The power plant of this refinery also contains modern residue and exhaust fume treatment plants which allow the complex to comply with the most exacting environmental standards.

An upgrade of the Gela refinery will be implemented by means of an upgrade of topping capacity to enable higher intakes (approximately 1 mmtonnes/y) and of feedstock flexibility.

In addition, actions to improve energy efficiency, renewal of facilities for gasoline production, and the upgrade of utilities and the logistic reorganization of the site are planned.

Taranto, with a balanced primary refining capacity of 110 KBBL/d and an equivalent conversion index of 61.1%, can process a wide range of crudes and semi-finished products with great operational flexibility.

It mainly produces fuels for automotive use and residential heating purposes for the Southern Italian markets. Besides its primary distillation plants, this refinery contains a flash vacuum unit, two plants for the desulfurization of middle distillates, a reforming unit, an isomerization unit and conversion plants such as: a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant, that allows to convert high sulfur content residues into valuable products and cracking feedstocks. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2006 a total of 3.157 mmtonnes of this oil were processed).

Eni plans to develop and upgrade this refinery as well. In particular, two projects are planned: (i) the building of a new high pressure hydrocracking unit with a 17 KBBL/d capacity and the revamping of the hydrogen production unit; these assets will allow to produce approximately 0.6 mmtonnes/y of high quality gasoil when fully operational in 2008; and (ii) the building of a new topping unit with a 4 mmtonnes/y capacity and an associated vacuum unit with a 2.5 mmtonnes/y capacity. Eni also plans to build a new unit for the desulfurization of middle distillates with a 2.3 mmtonnes/y capacity, in addition to utilities and logistic facilities (see "Logistics", below), in particular a pipeline for transporting virgin naphtha to Eni petrochemical plant at Brindisi. The objective is to expand the consumption area covered by the refinery to Campania. Start up is expected in 2009-2010.

_______________

(7)	Conversion plant where vacuum feedstock undergoes cracking at high pressure and moderate temperature thus producing mostly high quality gasoline. This kind of plant guarantees high operating flexibility to the refinery.

This development and upgrading plan will enable Eni to better employ national and Caspian equity crude and give more flexibility to this refinery, optimizing the use of the conversion plants and increasing throughput from 6 to 10 mmtonnes/y (100-180 KBBL/d).

Livorno, with a balanced primary refining capacity of 84 KBBL/d and an equivalent conversion index of 11.4%, manufactures mainly gasolines, fuel oil for bunkering, specialty products and lubricant bases. Besides its primary distillation plants, this refinery contains a vacuum unit, a reformer unit, an isomerization plant, two desulfurization units for middle distillates and two lubricant manufacturing lines. Its pipeline links with the local harbor and with the Florence storage sites by means of two pipelines optimizing intake, handling and distribution of products.

Porto Marghera, with a balanced primary refining capacity of 70 KBBL/d and an equivalent conversion index of 22.8%, supplies mainly markets in North-eastern Italy, Austria, Slovenia and, to a lesser extent, Croatia. Besides its primary distillation plants with vacuum plants, this refinery contains a reformer plant, an isomerization plant, two gasoil desulfurization units and a two-stage thermal conversion plants (visbreaking/thermal cracking) for increasing yields of valuable products.

The plant upgrading project, subject to the extension of the refining license, concerns the construction of a new hydrocracker with a 24 KBBL/d capacity and upgrades of utilities. The objective is to increase intake (up 1.4 mmtonnes/y, to approximately 5.5 mmtonnes when fully operational), the improvement of flexibility in processed feedstocks, the increase in middle distillates produced (up 0.7 mmtonnes) in an area characterized by structural diesel fuel deficit, and higher energy efficiency.

Rest of Europe

In Germany Eni holds an 8.3% interest in the Schwedt refinery and a 20% interest in Bayernoil, an integrated pole that includes the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70 KBBL/d. Eni’s share of the production of the three integrated refineries and of the Schwedt refinery is mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany. Eni plans to restructure the Bayernoil refining pole, by building a new hydrocracker with a capacity of approximately 2 mmtonnes/y, revamping other assets (in particular a reformer and a hydrofiner) and shutting-down a topping unit.

Eni holds a 16.33% interest in Ceska Rafinerska which owns and manages two refineries, Kralupy and Litvinov, in the Czech Republic. Eni’s share of refining capacity amounts to 27 KBBL/d (corresponding to approximately 1.3 mmtonnes/y). In May 2007, Eni agreed to purchase a 16.11% interest held by ConocoPhillips Central and Eastern Europe Holdings BV in the Ceska Rafinerska Co. When this transaction is finalized, Eni will increase its stake in this refinery from 16.3% to 32.4%, corresponding to a refinery capacity of 2.6 mmtonnes/y.

The table below sets forth Eni’s petroleum products availability figures for the periods indicated.

Petroleum products availability	2002	2003	2004	2005	2006

(mmtonnes)
Italy
Refinery throughputs at wholly-owned refineries	30.09	25.09	26.75	27.34	27.17
Refinery throughputs on account of third parties	(1.88)	(1.72)	(1.50)	(1.70)	(1.53)
Refinery throughputs at third party refineries	6.27	8.43	8.10	8.58	7.71
Products consumed and lost	(1.91)	(1.64)	(1.64)	(1.87)	(1.45)
Products available	32.57	30.16	31.71	32.35	31.90
Purchases of finished products and change in inventories	6.27	5.86	5.07	4.85	4.45
Finished products transferred to foreign cycle	(5.56)	(5.19)	(5.03)	(5.82)	(5.35)
Consumption for power production	(1.74)	(1.07)	(1.06)	(1.09)	(1.10)
Sales	31.54	29.76	30.69	30.29	29.90
Outside Italy
Products available	2.98	3.36	4.04	4.33	4.37
Purchases and change in inventories	12.16	12.12	13.78	11.19	11.51
Finished products transferred from Italian cycle	5.56	5.19	5.03	5.82	5.35
Sales	20.70	20.67	22.85	21.34	21.23
Sales in Italy and outside Italy	52.24	50.43	53.54	51.63	51.13

In 2006, refinery throughputs on own account in Italy and outside Italy were 38.04 mmtonnes, down 0.75 mmtonnes from 2005, or 1.9%, owing to lower throughputs on third party refineries as a consequence of an accident that occurred at the Priolo (third party) refinery and a maintenance standstill at the Milazzo refinery (Eni’s interest 50%).

Refining throughputs on own account were stable. In particular, refining throughputs increased at the Venice, Gela and Taranto refineries and decreased at the Sannazzaro refinery due to a maintenance standstill of the catalytic cracking unit and the visbreaking unit, and at the Livorno refinery due to general maintenance activity. In April, a new unit for heavy residue gasification started operating at the Sannazzaro refinery.

Total throughputs on wholly-owned refineries (27.17 mmtonnes) decreased 0.17 mmtonnes from 2005, down 0.6%; balanced capacity of refineries was fully utilized. Approximately 35.9% of volumes of processed oil were supplied by Eni’s Exploration & Production segment (32.3% in 2005), representing a three percentage point increase from 2005. Incremental volumes of some 1.1 mmtonnes of equity oil processed related to higher supplies of heavy oil from Nigeria (due to the start up of the Bonga field) and from Sicily, against a reduction of supplies of the Libyan Bu-Attifel oil processed at Priolo.

Logistics

Eni is engaged in storage and transport of petroleum products in Italy. Its integrated logistics infrastructure consists of 12 directly managed storage sites and a network of petroleum product pipelines.

Eni holds interests in five joint entities established by partnering the major Italian operators. These are located in Vado Ligure - Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) and aim at reducing logistic costs and increasing efficiency.

Eni operates in the transport of oil and refined products: (i) on land through a pipeline network of leased and owned pipelines extending over 3,210 kilometers (1,513 kilometers are wholly owned by Eni); and (ii) by sea through spot and long-term lease contracts of tanker ships. For the distribution of refined products to retail and wholesale markets, Eni owns a fleet of tanker trucks and manages third-party owned vehicles.

In the medium-term, management plans to enhance the relationship between its logistic and refining operations by implementing an integrated logistic model ("hub" model) designed to centralize handling of product flows on a single platform enabling real time monitoring. This new setup is expected to deliver significant cost savings and efficiency improvements. In the next four years, Eni plans to invest approximately euro 0.6 billion directed in particular to the implementation of the Taranto logistic project intended to support the refinery’s development plan: a new diesel fuel and gasoline storage site will be built in Campania and three pipelines will be laid, two of which will link the refinery to the storage site and the other one will transport virgin naphtha to Eni’s petrochemical complex in Brindisi. The objective of this plan is to eliminate the transport of refined products by sea to Naples.

Marketing

Eni markets a wide range of refined petroleum products, primarily in Italy, through an extensive direct sales network, franchises and other distribution systems. The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Oil products sales in Italy and outside Italy	2002	2003	2004	2005	2006

(mmtonnes)
Italy
Retail sales	11.14	10.99	10.93	10.05	8.66
Wholesale sales	10.64	10.35	10.70	10.48	10.06
	21.78	21.34	21.63	20.53	18.72
Petrochemicals	3.82	2.79	3.05	3.07	2.61
Other sales (1)	5.94	5.63	6.01	6.69	8.57
Sales in Italy	31.54	29.76	30.69	30.29	29.90
Outside Italy
Retail sales rest of Europe	2.57	3.02	3.47	3.67	3.82
Retail sales Africa and Brazil	1.44	1.18	0.57
	4.01	4.20	4.04	3.67	3.82
Wholesale sales	5.65	6.01	5.30	4.50	4.60
	9.66	10.21	9.34	8.17	8.42
Other sales (1)	11.04	10.46	13.51	13.17	12.81
Sales outside Italy	20.70	20.67	22.85	21.34	21.23
	52.24	50.43	53.54	51.63	51.13

(1)	Includes bunkering, consumption for power production (until 2001) and sales to oil companies. From 2002, also includes sales of MTBE.

In 2006, sales volumes of refined products (51.13 mmtonnes) were down 500 ktonnes from 2005, or 1%, mainly due to lower wholesale volumes (down 320 ktonnes) as a consequence of mild weather conditions in the last part of the year adversely affecting heating products sales. In addition, lower volumes were supplied to the petrochemical sector (down 460 ktonnes) owing to the technical accident that occurred at the Priolo refinery. These declines were offset in part by higher sales to oil companies and traders and by a growth in retail sales on the Agip branded network in Italy and outside Italy (up 60 ktonnes).

The impact of the Italiana Petroli (IP) divestment, effective September 1, 2005 (1.3 mmtonnes), was partly offset by supply of fuels to the same company under a five-year contract signed concurrently with the divestment.

In retail distribution Eni intends to enhance its leadership in the Italian retail market, improving outlets and service quality standards and targeting a strong product differentiation and customer-oriented promotional initiatives.

In the rest of Europe, Eni will selectively grow its market share, targeting a strengthening of its competitive position in selected markets, leveraging on synergies achievable thanks to the geographic location of its production and logistic assets and on strong brand awareness.

Retail Sales in Italy

Retail volumes of refined products marketed on the Italian network (8.66 mmtonnes) were down 1.39 mmtonnes from 2005, or 13.8% mainly due to the IP divestment as outlined above. Retail volumes marketed on the Agip branded network (8.66 mmtonnes) decreased of some 90 ktonnes, down 1%, due to a higher competitive pressure. This decline essentially concerned gasoline and BluDiesel, following a pattern aligned with national consumption trends. Market share of the Agip branded network was down 0.4 percentage points from 29.7% to 29.3% in 2006; average throughput in terms of gasoline and diesel fuel was 2,463 kliters, down 1.8% from 2005.

At December 31, 2006, Eni’s retail distribution network in Italy consisted of 4,356 service stations, seven more than at December 31, 2005 (4,349 units), resulting from the opening of new service stations (20 units) and the positive balance of acquisitions/releases of lease concessions (11 units), offset in part by the closing of service stations with low throughput (21 units) and the release of 3 service stations under highway concessions.

Retail volumes of BluDiesel – a high performance and low environmental impact diesel fuel – amounted to about 726 ktonnes (840 mmliters), down 14.8% from 2005, mainly due to an increasingly high sensitivity of consumers to retail prices of fuels in light of their escalation that pushed prices to historical peaks. At year-end, virtually all Agip branded service stations marketed BluDiesel (about 4,061 equal to 93%).

Retail volumes of BluSuper – a high performance and low environmental impact gasoline – amounted to about 98 ktonnes (114 mmliters), down 9% from 2005, showing a trend similar to the one of BluDiesel. At year-end, service stations marketing BluSuper totaled 2,316 (1,719 at December 31, 2005) corresponding to approximately 53% of Eni’s network.

In 2006, Eni continued its Do-It-Yourself campaign which allows participating customers to obtain discounts or gifts (under agreements with Vodafone and Coop) in proportion to volumes of fuel purchased at self-service outlets, charged on an electronic card. Further bonuses are offered to the most faithful customers. At year-end, the number of active cards was approximately 3.9 million; turnover on cards increased by 3% from 2005. Volumes of fuel marketed under this initiative represented some 39% of total volumes marketed on the Agip branded outlets joining the campaign, and some 31% of overall volumes marketed on the Agip network. In March 2007, Eni launched its new You&Agip promotional initiative designed to boost customer loyalty to the Agip brand. The main features of this initiative are: (i) its time span which is longer than usual initiatives of this kind (until December 31, 2009); and (ii) the freedom of customers on how to accumulate points and when to spend them. Furthermore, the list of prizes will be kept constantly updated thanks to the high numbers of partners joining the initiative. Points can be accumulated not only by buying fuels, but also by buying all the other services and wares sold at Eni’s outlets.

Eni intends to strengthen its competitive positioning in Italy by introducing new outlet formats in line with European standards of quality and services, increasing premium products sales and differentiating promotional offers in order to retain the various segments of clients. Management expects also to boost the profitability of its retail operations in Italy by developing the offer on non-oil products by means of building convenience stores, cafés and fast food outlets and other innovative commercial outlets. A strong focus will be devoted to pursue high levels of operating efficiency. In the next four years, Eni plans to invest approximately euro 0.75 billion in the upgrading of its network, targeting to build and acquire new service stations, upgrade/restructure existing ones, and to adequate them to applicable environmental standards and regulations. By 2010, Eni expects to have a retail network composed of approximately 4,360 service stations with an average throughput of approximately 2.7 Bliters per station. Marketed volumes are expected to grow by an approximately 1.8% on average over the next four years.

Retail Sales in the Rest of Europe

In recent years, Eni’s strategy in the rest of Europe focused on selectively growing its market share, by means of acquisition of assets in European areas with interesting profitability perspectives, mainly in Central-Eastern Europe (in particular Southern Germany, Austria, the Czech Republic and Hungary) in South-Eastern France and the Iberian Peninsula. In pursuing such growth, Eni has been able to reap synergies in these areas facilitated by their proximity to Eni’s production and logistic facilities.

Over the last five years, retail volumes of refined products marketed in the rest of Europe have grown more than 50% (equal to a compound average growth rate of 9%). In 2006, retail sales were 3.82 mmtonnes, up 150 ktonnes from 2005, or 4.1%, particularly in Germany, Spain and Austria due to the ramp-up of new stations purchased or built with higher throughput than the average level of Eni’s network, while a few less efficient outlets were dismissed. Volume growth was driven primarily by increased sales of diesel fuel and LPG, while gasoline volumes declined.

At December 31, 2006, Eni’s retail distribution network in the rest of Europe consisted of 1,938 units, an increase of five units from December 31, 2005. The network’s evolution was as follows: (i) 31 service stations were acquired in Austria and France; (ii) 24 new outlets were opened in Spain and Austria; (iii) 46 low throughput service stations were closed in Spain and France; and (iv) a negative balance of acquisitions/releases of lease concessions (down four units) was recorded, with negative changes in Portugal and Germany, positive ones in France and Spain. Average throughput (2,486 kliters) was up 2.4%.

In the next four-year period, Eni expects to increase marketed volumes by approximately 3.9% per year on average. Growth in marketed volumes will be achieved through acquisitions, leasing and construction of new service stations with high quality standards, automation and throughput, also leveraging on marketing campaigns aimed at enhancing the Agip brand perception on markets. By 2010 Eni plans to have a network of approximately 2,180 service stations with an average throughput of 2.6 Bliters.

Wholesale Marketing and Other Sales

Eni markets gasoline and other fuels on wholesale markets, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels, gasoline and fuel oil. Major customers are wholesalers, agricultural users, manufacturing industries, public utilities and transports.

Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes AdvanceDiesel especially targeted for heavy duty public and private transports.

Customer care and product distribution is supported by a widespread commercial and logistical organization present all over Italy and articulated in local marketing offices and a network of agents and concessionaires.

In 2006, volumes marketed on wholesale markets in Italy, which excludes the Avio and Bunker businesses, were 8.22 mmtonnes down 610 ktonnes from 2005, or 7%, due mainly to a decline in domestic consumption related to mild weather conditions in the fourth quarter of the year.

Sales volumes on wholesale markets outside Italy were 4.27 mmtonnes, up approximately 100 ktonnes from 2005, or 2.6%, reflecting mainly higher sales in Germany and Spain.

Eni also markets jet fuel directly at 38 airports, of which 27 are in Italy. In 2006, these sales amounted to 2.18 mmtonnes (of which 1.84 mmtonnes were sold in Italy) up approximately 200 ktonnes. Eni is active also in the international market of bunkering, marketing marine fuel in 38 ports, of which 23 are in Italy. In 2006 marine fuel sales were 1.9 mmtonnes (1.24 in Italy) increasing 100 ktonnes.

Other sales were 22.09 mmtonnes of which 19.48 mmtonnes referred to sales to oil companies and traders, and 2.61 mmtonnes supplies to the petrochemical sector.

LPG

In Italy Eni is the market leader in LPG production, marketing and sale with 589 ktonnes sold for heating and automotive use (under the Agip brand and wholesale) equal to an 18% market share. Additional 350 ktonnes of LPG were marketed through other channels mainly to oil companies and traders.

LPG activities in Italy are supported by direct production, availability from 11 bottling plants and a number of owned storage sites in addition to products imported at coastal storage sites located in Livorno, Naples and Ravenna.

Lubricants

Eni operates 8 (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East which manufacture finished and fatty lubricants. With a wide range of products composed of over 650 different blends, Eni masters international state-of-the-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing).

In Italy Eni is a leader in the manufacture and sale of lubricant bases. Base oils are manufactured primarily at its refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero.

In 2006, retail and wholesale sales in Italy amounted to 136 ktonnes with a 24.9% market share. Eni also sold approximately 4 ktonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 102 ktonnes, of these about 50% were registered in Europe (mainly Germany, the Netherlands and Spain).

Oxygenates

Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sells about 2 mmtonnes/y of oxygenates, mainly MTBE (9% of world demand) and methanol. About 67% of products are manufactured in Eni’s plants in Ravenna, Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic), while the remaining 33% is bought from third parties. In Venezuela, Eni plans to convert its MTBE plants to the manufacture of isoethane, due to the environmental problems posed by MTBE.

Capital Expenditure

See "Item 5 – Liquidity and Capital Resources – Capital Expenditure by Segment".

Petrochemicals

Eni operates in the businesses of olefins and aromatics, basic and intermediate products, polystyrene, elastomers and polyethylene. Its major production sites are located in Italy and Western Europe.

In 2006, sales of petrochemical products (5,276 ktonnes) decreased by 100 ktonnes from 2005, down 1.9%. The main factors for the decline concerned: (i) basic petrochemicals (down 4.6%), due to lower product availability as a consequence of the outage of the Priolo cracker due to an accident occurred at the nearby refinery; (ii) elastomers (down 2.3%), due to a slow recovery of the Ferrara and Ravenna plant performance after maintenance activities carried out in the first half of the year; and (iii) intermediates (down 10.4%), due to weak demand. These negatives were offset in part by increased sales of polyethylene (up 3.2%) and aromatics (in particular, xylenes up 4.8%), reflecting good market conditions.

Production (7,072 ktonnes) declined by 209 ktonnes from 2005, down 2.9%, in particular in elastomers, polyethylene and basic petrochemicals, where lower production due to the standstill of the Priolo cracker was offset in part by higher production at the Porto Marghera, Sarroch and Dunkerque plants. Styrene production also increased, reflecting poor performance in 2005 from plant outages and technical issues.

Nominal production capacity was in line with 2005. Rising nominal capacity in a few crackers was offset in part by the outage of the Priolo cracker and related plants. Average plant utilization rate calculated on nominal capacity declined by 2 percentage points from 78.4% to 76.4%, mainly due to lower production volumes.

Approximately 35.2% of total production was directed to Eni’s own productions cycle (35.8% in 2005). Oil-based feedstock supplied by Eni’s Refining & Marketing Division covered 10% of requirements (23% in 2005).

Prices of Eni’s main petrochemical products increased on average by 12%; all business areas posted increases. The most relevant increases were registered in: (i) olefins (up 16.5%), in particular ethylene and propylene; (ii) aromatics (up 19.6%), in particular xylenes; (iii) polyethylene (up 12%) with increases in all products; (iv) styrenes (up 8.2%), in particular styrene and polystyrenes; and (v) elastomers (up 4.2%), in particular BR and TPR rubbers.

The table below sets forth Eni’s main petrochemical products availability for the periods indicated.

Year ended December 31,

2002	2003	2004	2005	2006

(ktonnes)
Basic petrochemicals	4,304	4,013	4,236	4,450	4,275
Styrene and elastomers	1,538	1,635	1,606	1,523	1,545
Polyethylene	1,274	1,259	1,276	1,309	1,252

	7,116	6,907	7,118	7,282	7,072

Internal consumption	(2,607)	(2,651)	(2,616)	(2,606)	(2,488)
Purchases and change in inventories	984	1,010	685	700	692

Total products	5,493	5,266	5,187	5,376	5,276

The table below sets forth Eni’s sales of main petrochemical products by volume for the periods indicated.

Year ended December 31,

2002	2003	2004	2005	2006

(ktonnes)
Basic petrochemicals	2,894	2,704	2,766	3,022	2,882
Styrene and elastomers	1,151	1,171	1,038	1,003	1,000
Polyethylene	1,448	1,391	1,383	1,351	1,394

Total sales	5,493	5,266	5,187	5,376	5,276

Basic petrochemicals

Sales of basic petrochemicals of 2,882 ktonnes declined by 256 ktonnes from 2005, down 4.6%, mainly due to the outage of the Priolo cracker. Declines were registered in olefins (down 1.5%), intermediates (down 10.4%) and benzene (down 23%). Increasing sales in xylene (up 4.8%) and ethylene (up 3.2%) reflected higher product availability at other plants.

Basic petrochemical production (4,275 ktonnes) decreased by 175 ktonnes, down 3.9%. Lower production resulting from the Priolo cracker outage was offset in part by higher production at the Porto Marghera and Dunkerque.

Styrene and elastomers

Styrene sales (587 ktonnes) were slightly higher from 2005 (up 1.1%). Increasing sales in styrene reflected higher production availability. Declines were registered in compact polystyrene (down 1.5%) due to a lack of feedstock owing to the outage of the Priolo cracker and in ABS/SAN due to the outage of the EniPower power station with a negative impact on the Mantova plant.

Elastomers sales (413 ktonnes) increased by 1.2% from 2005 excluding the impact of the shutdown of the Champagnier plant in the second half of 2005. Increases concerned all products, with the exception of BR rubbers (down 8%) due to a maintenance standstill of the Ravenna Neocis plant.

Styrene production (1,088 ktonnes) increased by 3.8% reflecting mainly technical issues and a maintenance standstill that occurred at the Mantova plant in 2005.

Elastomer production (457 ktonnes) decreased by 1.3% excluding the impact of the shutdown of the Champagnier plant, due to a weak demand in BR (down 8.5%) and SBR (down 3.6%) rubbers. Production volumes of other rubbers increased in line with trends in demand.

Polyethylene

Polyethylene sales (1,394 ktonnes) were up 43 ktonnes or 3.2%, from 2005, reflecting positive market conditions for LLPDE (up 9.3%) and HPDE (up 1.5%). These increases were offset by a decline in EVA (down 3.7%) due to certain technical issues at the Oberhausen plant.

Production (1,252 ktonnes) declined by 57 ktonnes, or 4.4%, mainly due to the standstill of the Priolo cracker and related plants.

Capital Expenditure

See "Item 5 – Liquidity and Capital Resources – Capital Expenditure by Segment".

Engineering & Construction

Eni operates in engineering, oilfield services and construction both offshore and onshore through Saipem, a company listed on the Italian Stock Exchange (Eni’s interest 43%). Saipem boasts solid competitive positions in the relevant markets thanks to technological and operational skills, engineering and project management capabilities and ability to operate in complex environments, owing also to the integration with Snamprogetti. Leveraging on these strengths and rising demand for drilling equipment and oilfield services, Saipem intends to carry out the following fundamental strategies: (i) gain market share in the field of large offshore and onshore projects for the development of hydrocarbon fields; (ii) develop its presence in the strategic field of gas monetization and heavy crude upgrading, including expansion in floating LNG treatment systems for liquefaction and regasification of LNG; (iii) intensify efficiency improvement actions in all its activities, in particular by reducing supply and execution costs while maintaining a high utilization rate of equipment and improving its flexible structure in order to reduce the impact of possible negative cycles; and (iv) support Eni’s investment plans.

Orders acquired in 2006 amounted to euro 11,172 million. Approximately 91% of new orders acquired were represented by work to be performed outside Italy, and 24% by work originated by Eni companies. Order backlog was euro 13,191 million at December 31, 2006 (euro 10,122 million at December 31, 2005). Projects to be carried out outside Italy represented 90% of the total order backlog, while orders from Eni companies amounted to 20% of the total.

2004	2005	2006

Orders acquired	(million euro)	5,784	8,395	11,172
Offshore construction		2,867	3,096	3,681
Onshore construction		2,535	4,720	4,923
Offshore drilling		107	367	2,230
Onshore drilling		275	212	338
Originated by Eni companies	(%)	14	11	24
To be carried out outside Italy	(%)	90	90	91
Order backlog	(million euro)	8,521	10,122	13,191
Offshore construction		3,420	3,721	4,283
Onshore construction		4,488	5,721	6,285
Offshore drilling		317	382	2,247
Onshore drilling		296	298	376
Originated by Eni companies	(%)	8	7	20
To be carried out outside Italy	(%)	84	88	90

Business areas

Offshore construction

Saipem is well positioned in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a world-class fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the market over recent years. Saipem intends to enhance its market share by means of strengthening its EPIC oriented business model and its relationships with major oil companies and NOCs. Higher levels of profitability are expected to be achieved through outsourcing certain engineering and building activities to low cost centers. Investments will be focused on constantly upgrading and improving technical characteristics and capabilities of Saipem’s world-class fleet, and to build local construction centers.

Its offshore construction fleet is made up of 25 vessels and 45 robotized vehicles able to perform advanced subsea operations. Among its major vessels are: (i) Saipem 7000, a semi-submersible vessel with dynamic positioning system, with 14 ktonnes of lift capacity (the highest of this kind in the world), capable to lay pipelines using the J-lay technique to the maximum depth of 3,000 meters.

This vessel has been used to lay the Blue Stream pipeline in the waters of the Black Sea at the record depth of 2,150 meters; (ii) the Saibos FDS for the development of underwater fields in dynamic positioning, provided with cranes lifting up to 600 tonnes and a system for J-lay pipe laying to a depth of 2,000 meters; (iii) the Castoro 6 semi-submersible vessel, capable of laying pipes in waters up to 1,000 meters deep; (iv) the Saipem 3000 multifunction vessel for the development of hydrocarbon fields, derived from the transformation of the Maxita that can lay rigid and flexible pipes and is provided with cranes capable of lifting over 2 ktonnes; and (v) the Semac semi-submersible vessel used for large diameter underwater pipe laying. The fleet also includes remotely operated vehicles (ROV), highly sophisticated and advanced underwater robots capable of performing complex interventions in deep waters.

In February 2007, a contract for the construction of a new pipe layer has been signed. The unit, with a carrying capacity of 25 ktonnes and a lifting capacity of 600 tonnes by means of crane, will be manufactured in China.

The most significant orders won in 2006 in Offshore construction were: (i) a contract for the conversion of an oil tanker into an FPSO unit with production capacity of 1.8 mmBBL for the development of the offshore Gimboa field in Angola for Sonangol P&P; an EPIC contract for Burullus Gas Co for the construction of underwater systems for the development of eight new wells within the expansion plan of the Scarab/Saffron and Simian fields offshore in the Nile Delta; an EPIC contract for CNR International Ltd for the construction of three wellhead towers, a support platform, and interconnecting pipelines and umbilicals within the development of the offshore Olowi field in Gabon.

Onshore construction

Saipem operates in the construction of plants for hydrocarbon production (separation, stabilization, collection of hydrocarbons, pumping stations, water injection) and treatment (removal and recovery of sulfur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals). Saipem intends to capture opportunities arising from expected increasing demand from oil majors, by leveraging on its solid competitive position and integration with Snamprogetti engineering capabilities.

The main operation areas are Africa and the Middle East. Saipem also boasts an established presence in remote areas such as the Caspian Sea and Far East Russia, leveraging on its ability to operate in hostile environments, managing complex projects and enhancing local content, in addition to providing on land services complementing offshore activities (key factor in projects in areas such as the Caspian Sea).

The most significant orders won in 2006 in Onshore construction were: (i) an EPC contract for Saudi Aramco for the construction of four trains for gas and crude separation with a total capacity of 1.2 mmBBL/d and production facilities within the development of the onshore Khursaniyah field in Saudi Arabia; (ii) an EPC contract for Shell Petroleum Development Co of Nigeria for the laying of pipelines, flowlines and composite fiber optic and high voltage electrical cables within the development Gbaran project. The contract was won in consortium with Desicon Engineering Ltd; and (iii) an EPC contract for Canaport LNG for the construction of a regasification terminal, inclusive of auxiliary facilities for gas offloading, pumping, vaporization and transmission, in addition to two storage tanks. The contract was won in consortium with the Canadian company SNC - Lavalin.

Offshore drilling

Saipem provides offshore drilling services to oil companies mainly in West Africa, the North Sea and the Mediterranean Sea. It boasts significant market positions in the most complex segments of deep and ultra-deep offshore leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling holes at a maximum depth of 9,200 meters. Demand for drilling services is expected to increase in future years reflecting exploratory and development plans of oil majors, leading to a substantial rise in tariffs due to current equipment shortage. In view of this, Saipem is planning to build a new drilling rig capable of reaching a 10,000 meter drilling depth.

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

The most significant contracts awarded in Offshore drilling during the period include: (i) a 16-month long contract for the use of the semi-submersible drilling platform Scarabeo 7 in Nigeria for ExxonMobil; (ii) a 49-month long contract for the use of the semi-submersible drilling platform Scarabeo 5 in Norway for Statoil; and (iii) a 27-month long contract for the use of the semi-submersible drilling platform Scarabeo 3 in Nigeria for Addax Petroleum.

Onshore drilling

Saipem operates in this area as main contractor for the major international oil companies executing its activity mainly in Saudi Arabia, North Africa and Peru, where it can leverage on its knowledge of markets, long-term relations with customers and integration with other business areas. Onshore drilling is conducted through 23 drilling platforms and 15 workover plants that can drill to 10,000-meter depths in high pressure and high temperature environments.

The most significant orders won in 2006 in Onshore drilling were: (i) the first one for PDVSA the charter of a rig in Venezuela for five years; and (ii) the second one for EniRepsa, the charter of a rig in Saudi Arabia, due to perform the drilling of four wells, plus the option of a further two wells. The duration of this contract is estimated at approximately two years.

Capital Expenditure

See "Item 5 – Liquidity and Capital Resources – Capital Expenditure by Segment".

Other activities

Eni’s other activities are organized as follows:

•	"Other activities" include only Syndial SpA (former EniChem) which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni divested in past years.
•	"Corporate and financial companies", including Eni Corporate and some of Eni’s subsidiaries engaged in treasury and other services. Eni Corporate is the department of parent company Eni SpA performing Group strategic planning, human resources management, finance, administration, information technology, legal affairs, international affairs and corporate research and development functions. Through Enifin SpA, Società Finanziamenti Idrocarburi - Sofid SpA, Eni International BV and Eni Insurance Ltd, Eni carries out lending, factoring, leasing and insurance activities, principally on an intercompany basis. It also encompasses Eni Corporate University, AGI and other subsidiaries engaged in diversified activities (mainly services to Eni business segments, such as real estate services, general purposes services, corporate research and training). Enifin was incorporated into the parent company Eni SpA effective January 1, 2007.

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

Research and Development

Eni’s commitment to technological research and innovation underscores a fundamental belief that technology is key to increase our competitive advantage over the long-term and to promote sustainable growth. Future global challenges require ingenuity and commitment: from the environmental and climate issues to the increasingly difficult access to hydrocarbon reserves large, but mainly controlled by producing countries; from the identification of relevant discontinuities in the production of energy from renewable sources to the optimization of production processes up to the resolution of problems existing in countries where Eni has been present for a long time or where it recently entered.

Eni is conducting research aimed primarily at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and protecting the environment. Over the next four years Eni intends to invest euro 1.5 billion to support its research and development (R&D) strategy. More specifically, Eni’s main R&D fields regard:

•	reserve replacement and reduction of mineral risk;
•	production and monetization of non-conventional hydrocarbon reserves and optimal management of reserves with high hydrogen sulfide and sulfur content;
•	delivering more gas to market, monetizing associated gas and stranded gas;
•	improvement of fuel quality and performance in light of the evolution of engines to increasingly perfected and efficient systems with lower impact on the environment; and

•	efficient use of fossil fuels through an improvement in refining yields and an optimal use of each fuel entailing a lower environmental impact.

With regard to environmental protection, Eni intends to develop the "Along with Petroleum" program aimed at identifying and developing research projects on the most advanced aspects of large scale use of renewable energy sources and energy efficiency. In particular, Eni expects to focus on the fields of greenhouse effect mitigation through bio-fuels, photovoltaics, solar energy, hydrogen production from renewable sources as well as carbon dioxide capture and geological sequestration.

In 2006 Eni invested euro 222 million (euro 204 million in 2005), of these 39% were directed to the Exploration & Production segment, 32% to the Refining & Marketing segment, 22% to the Petrochemicals segment and 7% to the Engineering & Construction segment.

At December 31, 2006, a total of 1,160 persons were employed in research and development activities. In 2006 a total of 39 applications for patents were filed.

A description of the main technologies under development or currently applied is provided below.

ADVANCED DRILLING SYSTEMS AND WELL TESTING
Eni developed significant industrial applications of innovative technologies enabling to drill highly complex wells with greater operating efficiency.

The "Geosteering" project developed by Eni in joint venture with Shell aims at the development of technologies capable of providing geological information on not yet drilled layers (around the scalpel up to the surface) while drilling.

In 2006, various downhole prototypes have been made and in the second half of the year the technology was tested in a well. Testing is expected to continue until the first half of 2007.

Referring to drilling activities, some new technologies have been tested:

•	Extreme Lean Profile, development of "slim" well techniques applicable to narrow wells;
•	Eni Circulation Device, avoids the danger of "keep of the bars" during the drilling activity;
•	Light Drill Pipe, based on the use of aluminum bars in strongly deviated wells; and
•	Zero Emission Well Testing, a field evaluation methodology by fluid injection (with no emissions) based on know-how and Eni’s software, as opposed to conventional pre-production tests.

NUMERIC AND HIGH RESOLUTION GEOPHYSICAL PROSPECTING TECHNIQUES
Development of the "Steam 3D" oil system simulator, able to represent the evolution of complex geological structures over time, has been completed. Development continues on the proprietary CRS technology (3D Common Reflection Surface Stack) which aims to allow prospecting in areas characterized by low seismic response.

First application of the following technologies has been done:

•	CSEM (Controlled Source ElectroMagnetic), which enables Eni to collect data prior to drilling with regard to the presence of hydrocarbons, reducing exploration risk and increasing the reliability of reservoir measurements through electric resistivity of the seabed;
•	"Multipoint Statistic" and "Process Oriented Modeling" which help identify and locate producible reserves in a specific reservoir;
•	"Integrated Asset Modeling", which optimizes the development and the production of a field through the integration of oilfield models and onshore facilities;
•	First application of a proprietary technology specifically aimed at "tight reservoirs" which assists in foreseeing the productivity increase achievable through operations on induced fractures.

SULFUR MANAGEMENT
In 2006 the integrated research program Sulfur and H2S management in E&P operations related to the handling of gas with high H2S content has been completed. An innovative proprietary system called Concrete Wall for the massive storage of sulfur and a bulk removal technology of H2S have been developed. In 2007 demonstration facilities for the handling and storage of sulfur are expected to be developed along with a study regarding the behavior of materials in very acidic environments and under extreme pressure and temperature conditions.

GAS TO LIQUIDS (GTL)
The conversion of gas to liquids is a key technology for the use of natural gas on a large scale for the production of high quality fuels, in particular diesel fuel, and therefore it receives special attention by all oil majors due to its strategic value.

In 2006 in cooperation with IFP/Axens, Eni completed the technology handbook for this proprietary technology for the conversion of gas to liquids via Fischer-Tropsch synthesis and the basic engineering of a 37 KBBL/d industrial unit.

In 2007 some issues will be addressed regarding the risks of the transition to the subsequent industrial scale:

•	mechanic validation on the maximum industrial scale of the catalyst for the FT synthesis;
•	validation by qualified builders of the mechanic design of the reactor to be applied to the maximum industrial scale; and
•	tweak of a water treatment scheme produced in the synthesis process.

CONVERSION OF HEAVY CRUDE AND FRACTIONS INTO LIGHT PRODUCTS
Testing continued at the Taranto demonstration plant of Eni’s proprietary technology EST, a process of catalytic hydroconversion in the slurry phase of non conventional crude, extra heavy crude and refining residues that allows the refinery to convert asphaltenes (the hard fraction of heavy crude) totally into naphtha, kerosene, diesel fuel. In particular, a four-month test period has been carried out using a residue from a Canadian tar sand, confirming expected conversion yields and performance stability. In 2007 Eni plans to complete the collection of information for designing and building its first industrial plant.

SCT-CPO PROJECT (SHORT CONTACT TIME - CATALYTIC PARTIAL OXIDATION)
At the Milazzo research center the SCT-CPO (partial catalytic oxidation with short contact time of liquid and gaseous hydrocarbons) technology has been validated on the pilot scale for producing hydrogen at competitive costs, also in medium to small sized plants with higher flexibility as compared to refinery feedstocks. In 2007 Eni plans to complete the collection of information for designing and building its first industrial plant.

NATURAL GAS HIGH PRESSURE TRANSPORT (TAP)
The goal of the TAP project is to develop Long Distance - High Capacity - High Pressure - High Grade technology with the following features:

•	transportation on distances greater than 3,000 kilometers;
•	20-30 BCM of natural gas conveyable per year;
•	pressure equal to or greater than 15 MPa; and
•	use of high and very high grade steel.

This technology allows Eni to greatly reduce natural gas consumption for the operation of compressor stations. In 2006 testing continued on two existing infrastructures:

•	a 10-km (6-mile) long, high-resistance X80, steel line integrated in the Snam Rete Gas system; and
•	two pilot high-resistance X100 steel lines (a total length of 750 meters) able to support fluctuating pressure in a range of 135 to 150 bar.

After completing the pressure test on these two pilot lines, a crack propagation test has been scheduled for one of the two.

In 2006 the first version of the Technology Handbook has been published and a hypothetical 3,400-kilometer long gas pipeline in X100 steel has been designed connecting Karachaganak oilfield (Western Kazakhstan) with Central Europe.

ENVIRONMENTAL PROTECTION
Development of technological solutions aimed at minimizing the environmental impact of exploration, refining and utilization of hydrocarbons continued throughout 2006.

The opportunity to test the conversion of CO2 in energy vectors via biofixation on a demonstrative scale will be evaluated in 2007.

Main activities carried out or undertaken in 2006 include the following:

•	Green Diesel - the project aims at the production of biodiesel in refineries by means of a new process of hydrocracking of vegetable oils developed in collaboration with an international partner;
•	Ensolvex - the project is aimed at the further industrial application of the process for reclaiming soils polluted by organic substances; and
•	EWMS (Early Warning Monitoring System) - the activity consist in the application of research findings of an advanced control and remote monitoring project.

GHG PROJECT (GREENHOUSE GASES)
Work continued on the integrated Greenhouse Gases research program, aimed at verifying the industrial feasibility of the geological sequestration of CO2 in depleted fields and salty aquifers. The technical feasibility study of the geological sequestration of CO2 has been completed and in 2007, Eni expects to start testing in the field.

REFORMULATION OF FUELS AND LUBRICANTS
Eni continued its program to improve its "Blue" fuel line of products (BluDiesel and BluSuper). It also started a new phase of its clean diesel fuel program aiming at identifying the optimal formula for a diesel fuel with high performance and low particulate emissions using as benchmark GTL Fischer-Tropsch diesel oil (obtained from the conversion of natural gas into liquids - GTL project). Research activities will be conducted on the design of refining facilities for producing this product.

A process of hydro-dearomatization of certain refining feedstock with a high content of aromatics (e.g. the light cycle oil produced by fluid catalytic crackers) is being developed. A double-function, proprietary catalyst has been developed able to reduce hydrogen consumption and certain by-products. The project is progressing on a pilot scale.

Monitoring on the mock-up distribution of the "ADBlue" in the Agip corner sale, at Assago Ovest (Milan) continued. The ADBlue (water solution with urea at 32.5%) can be used to remove nitrogen oxide (NOx) from exhaust gas of Diesel commercial motors with catalytic disposal for the selective reduction of NOx (Selective Catalytic Reactor).

BIO FUEL AND HEAVY CRUDE CONVERSION: DEAL WITH PETROBRAS
As part of the development of technologies for fuel quality enhancement and the conversion of heavy crude and fractions into light products, in March 2007 Eni signed an agreement with Petrobras, the world’s leading company in the large-scale production of bio-ethanol. The two partners will combine their proprietary technologies to jointly develop projects for the production of bio-fuels in other countries.

In addition, they will study joint projects to assess the application of the Eni Slurry Technology (EST) in Brazil in the framework of a broader partnership involving both upstream and downstream joint initiatives.

Insurance

Eni constantly assesses its exposure for the Italian and foreign activities that are mainly covered through the Oil Insurance Limited ("OIL"), a mutual insurance and reinsurance company that provides its members a broad coverage tailored to the specific requirements of oil and energy companies. Eni makes use of a captive insurance company that covers the risks and implements Eni’s Worldwide Insurance Program re-insured with high quality securities in order to integrate the terms and conditions of the OIL coverage.

An insurance risk manager works in close contact with managers directly involved in core business activities in order to evaluate potential risks and their financial impact on the Group. This process allows Eni to define a constant level of risk retention and, conversely, the amount of risk to be transferred to the market.

The level of insurance maintained by Eni is generally appropriate for the risks of its businesses.

Environmental Matters

Environmental Regulation

Eni is subject to numerous EU, international, national, regional and local environmental, health and safety laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, provide for measures to be taken to protect the safety of the workplace and health of communities affected by the company’s activities, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in certain operations and products of Eni, and there can be no assurance that material costs and liabilities will not be incurred.

A brief description of major environmental laws impacting on Eni’s activity follows.

Decree No. 152/2006 "Environmental legislation" based on the Law No. 308/2004 "Government Delegated law for the reorganization, coordination and integration of legislation on the environment and measures of direct application" was published in Gazzetta Ufficiale No. 88 of April 14, 2006 and came into force on April 29, 2006.

The Decree No. 152/2006 has reformulated the whole Italian environmental law with the major focus on the environmental impact assessment, strategic environmental assessment, soil protection, water protection, waste management and remediation for contaminated sites, air protection and reduction of emissions into the atmosphere and environmental liability. This Consolidated Act on the Environment introduces important changes and revisions of the previous environmental laws in the field. The most important revisions for Eni’s activities concern waste management, remediation for polluted sites, water protection and environmental liability.

The fourth part of Decree No. 152/2006 relating waste management and remediation of polluted sites introduces a new waste, by products and safety measures (for operational sites) definition, modifies the notion of discharge, soil and rock excavations, responsibility range of willful owner, temporary deposit (for hazardous and non hazardous products, with or without quantitative limits). Also a new approach to site contaminations is implemented based on risk analysis determining the need for remediation and defining specific site objectives and their extent.

These provisions are under review following a proposed decree already approved by the State-Regions Conference, providing for the limits approach for the sites where reclamation and remediation activities have begun under the previous regulatory framework (Decree No. 471/1999). This modification backed by the State-Regions Conference could result in an increase in future environmental expenses that Eni expects to incur for site remediation and reclamation.

The third part of the Decree No. 152/2006 regulates water protection, modifying the previous legislation and implementing the Water Framework Directive (2000/60/CE, so called WFD). The objective of this section of the Decree No. 152/2006 is to enact the requirements of the WFD and to guarantee the achievement of certain water quality objectives by 2015 as foreseen by the WFD. In order to achieve this target, all the water bodies must comply with specified fixed quality standards by December 31, 2008 ensuring the achievement on an intermediate water quality objective in view of the 2015 deadline. The legislator introduces a new definition of the discharge according to which every direct discharge to soil, subsoil and groundwater containing pollutants is prohibited. All discharges of industrial waste water to superficial waters must comply with defined limits and must be previously authorized. The authorization must be renovated every four years and requested one year in advance.

However, there can be no assurance that there will not be a material adverse impact on Eni’s operations due to measures adopted by local authorities whenever the quality of a certain water source does not comply with set standards due to the industrial activity of all plants located above that water source. Moreover, there is the risk of mandatory closure for industrial plants, in case a request for the authorization of discharge of dangerous substances is filed with a public administration with no response within a set deadline (up to six months).

The sixth part of the Decree No. 152/2006 concerns the overall regulation of the environmental liability and implements the Directive 2004/35/CE. The Decree introduces a new definition of environmental damage and indicates specified cases of its application. According to the legislation the environmental damage is any significant and measurable deterioration, direct or indirect, of the natural resources or of its utility. The principal objective is prevention and remediation of environmental damage and restoration to the previous condition. The eventual impact on Eni’s activities might be significant in the case of the recognized responsibility for environmental damage. In this situation, Eni could be obliged to remediate to the previous condition or provide compensation.

Directive 96/61/CE: the purpose of the Integrated Pollution Prevention and Control (IPPC) is to ensure a high level of protection of the environment taken as a whole, covering emissions into air, water and land, generation of waste, use of raw materials, energy efficiency, noise, prevention of accidents, and restoration of the site upon closure. According to this Directive, operators of industrial installations, covered by Annex I of the IPPC Directive, are required to obtain an authorization (environmental permit) from the authorities in the EU countries. New installations, and existing installations which are subject to "substantial changes", have been required to meet the requirements of the IPPC Directive since October 30, 1999. Other existing installations must be brought into compliance by October 30, 2007. This is the key deadline for the full implementation of the Directive.

On May 7, 2005, Italian Legislative Decree No. 59/2005 (Gazzetta Ufficiale No. 93 - April 22, 2005) entered into force in complete accordance with the European Directive (IPPC), abrogating definitively the Legislative Decree No. 372/1999. In compliance with the calendars published by the competent authority, local and/or National, all Eni installations under the IPPC Directive, have presented the requested authorizations in accordance with the format and criteria published in the DEC February 7, 2007.

According to the IPPC Directive, the Member States of the EU had to communicate their national values of emissions into the atmosphere, wastes produced and managed and, finally, discharges into water of certain compounds specified in the annexes of the directive related to EPER (European Pollutant Emission Register). Eni plants under the Directive have reported their data to the authority in charge of preparing the Italian national communication.

Regulation No. CE/166: in January 2006 the EC was issued the Pollutant Releases and Transfers Register (PRTR), which is an extension of the previous EPER registers and deals with all the emissions and transfers of 91 pollutants to air, water, soil and transfer off-site of hazardous and non hazardous wastes. Recently the European Commission has been published in GUEE May 16, 2007 (2007/C 110/01) the definitive replacement of the EPER Register by the European Pollutant Release and Transfer Register (E-PRTR).

The PRTR registers will be operational in the year 2009, with respect to 2007 environmental data. To comply with the obligations, Eni is implementing a Group wide Integrated Environmental Information System, able to gather, manage and report all the pollutants requested by PRTR Regulations.

HSE Activity for the Year

Eni is committed to continuously improve its model for HSE Integrated Management System and its HSE culture to challenge the best in class among the competitors, to meet the evolving sustainability requirements for the energy industry and to minimize the risk associated with all its activities. This commitment produced a significant renewal of the HSE Corporate organization in 2005 and consequently the related processes have been subjected to a campaign of assessment and improvement; this has led first to the reengineering of the Company guidelines on health, safety, environment and public safety.

In 2006 Eni’s business units continued to obtain certifications of their management systems and operating units according to the most stringent international standards. As of December 31, 2006, the total number of certifications obtained was 185 (155 in 2005), of which 90 certifications according to the ISO 14001 standard and 6 certifications according to the EMAS standard. EMAS is the Environmental Management and Audit Scheme recognized by the European Union.

Environment In 2006, Eni incurred a total expenditure of euro 1,160 million for the protection of environment, up 7% from 2005. Current environmental expenditure represented approximately 66% of the whole expenditure and related mainly to costs incurred with respect to remediation and reclamation of certain industrial sites divested in the past, mainly in Italy. Capitalized environmental expenditure related mainly to soil and subsoil protection, water management and air emissions.

Safety Eni considers of capital importance the safety of its workers and contractors, of the people living in the area where its industrial activities are located and of its assets, whether producing now or in the future. Its strategy has been based on:

•	the dissemination of a safety culture within its organization; and
•	minimization of exposure to risk in all production activities.

The most important instruments for implementing this strategy are: the close contact with the Eni organizations in the field by dedicated assessments and the continuous upgrade of the safety system, technical guidelines and procedures, to meet the evolving international standards.

As of December 2006 a total of forty-eight international subsidiaries have been assessed in twenty-one countries, thirteen of them twice in a three year cycle. These assessments in the field are one of the most important sources for all the improvement of the safety system.

From both the field assessments and the safety data analysis and benchmarking the most important safety technical guideline in year 2006 has been generated; it is the technical guideline on vehicles driving in non-EU countries, where for the first time instruments like risk assessments and dedicated management system have been used in this field.

In 2006, safety indicators improved from 2005. The injury frequency rate was 3.07, down 3%, and the injury severity rate was 0.09, down 10% from 2005. Costs incurred to boost the safety levels of operations and to comply with applicable rules and regulations were euro 394 million.

Health Activities for the protection of health aim at improving general work conditions and are developed according to three main principles:

•	protection of employees’ health;
•	prevention of accidents and professional diseases; and
•	promotion of healthier behaviors and life styles in workplaces.

Eni has a network of 307 health care centers located in its main operating areas, of these 217 centers are outside Italy and are managed by expatriate and local staff (415 doctors and 442 paramedics). A set of international agreements with the best local and international health centers guarantees efficient service and timely reactions to emergencies.

In 2006, Eni boosted its E-medicine program aimed at increasing the quality of health care provided to employees and to health operators within and outside Italy, that integrates computerized technologies and advanced telecommunication systems.

Eni started a program of prevention for its employees, both through information campaigns and by means of screening procedures and direct actions accessed on a voluntary basis. In the area of prevention of infective diseases, Eni continued its campaign for vaccination against flu that is widely followed by employees.

Outside Italy, Eni promoted specific information campaigns for the protection of its employees, their families and local communities, such as those for the prevention of malaria (in Nigeria) and the prevention of HIV transmission (in Nigeria and Congo).

For employees hired in Italy and working outside Italy, Eni has a specific program that includes training on the specific health risks they might encounter in each country and information on how to cope with them.

Eni also entered an agreement with International SOS that provides qualified health services throughout the world, as well as repatriation in case of serious emergency situations.

In 2006 Eni incurred a total expense of euro 48 million to protect the health of its employees.

Implementation of the Kyoto Protocol

On February 16, 2005 the Kyoto Protocol entered into force and with it the commitments of the Annex I Parties which have ratified the Protocol, including the EU and Italy. According to Law No. 120/2002, Italy committed itself to reduce greenhouse gas (GHG) emissions by 6.5% in the period 2008-2012, as compared to 1990 values. Reductions can be achieved both through internal measures and through a series of instruments supplementary to internal measures. These are the so-called flexible mechanisms, which allow a Party to carry out projects in developing countries (CDM - Clean Development Mechanism) and in industrial countries with transition economies (JI - Joint Implementation) in order to obtain emissions credits and to purchase Assigned Amount Units (AAUs) from other Annex I countries, that have a surplus of these Kyoto units (IET - International Emission Trading).

Italy, as an EU Member State, is participating in the EU Emission Trading Scheme, regulated up by the Directive 2003/87/EC, which established on January 1, 2005 the largest carbon market in the world, setting up a system for emission trading targeted to industrial installations with high carbon dioxide emissions.

As foreseen by the Directive, Italy has issued two National Allocation Plans covering the periods 2005-2007 and 2008-2012, which set out the allowances assigned to each sector and installation. Eni has cooperated with the Italian authorities responsible for the preparation of the National Allocation Plan and is also active in the utilization of the Kyoto Flexible Mechanisms. In fact, due to its presence in about 70 countries, Eni is an elective partner for carrying out CDM and JI projects thus contributing to the Italian program of greenhouse gas emissions reduction. In December 2003 during the Conference of Parties to the Kyoto Protocol – COP9 – Eni and the Ministry of the Environment signed a Voluntary Agreement for using flexible mechanisms, promoting CDM and JI and contributing to the sustainable development of host countries.

Law No. 216 of April 4, 2006 has implemented at national level the European directive 2003/87/EC. In the first period of commitment (2005-2007), emissions not covered by corresponding allowances are subject to a fine amounting to euro 40/tonne of carbon dioxide. All companies are expected to identify and carry out projects for emission reductions. Eni participates in the ETS scheme with 58 plants in Italy and 2 outside Italy, which collectively represent about a third of all greenhouse gas emissions generated by Eni’s plants worldwide. Eni was assigned, for the existing installations, allowances equal to 65.6 mmtonnes of carbon dioxide (of which 22.4 for 2005, 22.4 for 2006 and 20.8 for 2007). Moreover, further allowances will be issued for new entrants during the period 2005-2007 (12.8 mmtonnes of carbon dioxide). Following the implementation of projects for the reduction of emissions, in particular related to the cogeneration of electricity and steam through high efficiency combined cycles in refineries and petrochemical sites, emissions of carbon dioxide from Eni’s plants were lower than permits entitled in both 2006 and 2005.

In order to play an active role in the ETS Eni:

(i)	prepared a methodological and organizational protocol for the accounting of greenhouse gases emissions;
(ii)	implemented a database for a precise evaluation of emissions;
(iii)	evaluated the compliance of existing monitoring and reporting systems in plants in order to identify improvement requirements; and
(iv)	defined a system for balancing emissions from individual plants and business units in order to guarantee the payback of emission rights due.

Eni is also upgrading its ongoing program for the reduction of energy consumption and related CO2 emissions.

A significant reduction potential can be derived from production activities outside Italy, that in some cases, given the lack of local market outlets, require the flaring of natural gas associated to oil production. The elimination of flaring and the use of associated gas for the development of local economies allow sustainable development while reducing greenhouse gas emissions. The validation of such projects as CDM and JI will provide emission credits and facilitate the achievement of the Italian reduction target, as set by the Kyoto Protocol. Eni already carried out Zero Gas Flaring projects in Nigeria and Congo while others are underway. In November 2006 the Nigerian Kwale-Okpai project has been registered as a CDM project. It regarded the construction of a combined cycle power station, which utilizes the associated gas to oil production formerly flared. Moreover, Eni endorsed the Global Gas Flaring Reduction Initiative of the World Bank, in order to fight for the elimination of obstacles to the completion of gas flaring reduction projects.

The best solutions for compliance with the Kyoto Protocol are the use of low emission energy sources and the adoption of highly efficient technologies. To address the greenhouse gas challenge, Eni performed a detailed analysis for defining its strategy to respond to climate change and to participate in the European emissions trading system, identifying a number of projects for energy saving and emission reductions from its plants.

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

For safer and more accurate management of GHG emissions and with a view to supporting accounting, Eni provided all its divisions and business units with a dedicated database, in order to gather and report GHG emissions according to the Protocol and to ensure completeness, accuracy, transparency and consistency of GHG accounting as required by certification needs.

As a support to its general strategy for a sustainable management of greenhouse gases, Eni continued its programs for the development of natural gas in Italy and outside Italy, by means of technologically advanced projects such as the Blue Stream gas pipeline from Russia to Turkey and the GreenStream pipeline from Libya to Sicily. Increased gas availability in Italy will lead to a further expansion of the gas-power integration, through high efficiency combined cycles with much lower carbon dioxide emissions than coal and liquid fuels.

In the medium-term, work is underway on the separation of carbon dioxide and its permanent storage in geologic reservoirs, a part of the CO2 Capture Project, an international R&D program carried out in conjunction with other oil companies. In the long-term, Eni is actively engaged in the political process regarding future emission reduction regulations. In particular, Eni is involved in bioenergy and biofuels.

Regulation of Eni’s Businesses

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

Regulation of Exploration and Production Activities

Eni’s exploration and production activities are conducted in many countries and are therefore subject to a broad range of legislation and regulations. These cover virtually all aspects of exploration and production activities, including matters such as license acquisition, production rates, royalties, pricing, environmental protection, export, taxes and foreign exchange. The terms and conditions of the leases, licenses and contracts under which these oil and gas interests are held vary from country to country. These leases, licenses and contracts are generally granted by or entered into with a government entity or state company and are sometimes entered into with private property owners. These arrangements usually take the form of licenses or production sharing agreements. See "Regulation of the Italian Hydrocarbons Industry" and "Environmental Matters" for a description of the specific aspects of the Italian regulation and of environmental regulation concerning Eni’s exploration and production activities.

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

In Product Sharing Agreement (PSAs), entitlements to production volumes are defined on the basis of contractual agreements drawn up with state oil companies which hold the concessions. Such contractual agreements regulate the recover of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to a portion of the production volumes exceeding volumes destined to cover costs incurred (profit oil).

A similar scheme to PSAs applies to Service and "Buy-Back" contracts.

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

Exploration & Production

The Italian hydrocarbons industry is regulated by a combination of constitutional provisions, statutes, governmental decrees and other regulations that have been enacted and modified from time to time, including legislation enacted to implement EU requirements (collectively, the "Hydrocarbons Laws").

Exploration permits and production concessions Pursuant to the Hydrocarbons Laws, all hydrocarbons existing in their natural condition in strata in Italy or beneath its territorial waters (including its continental shelf) are the property of the State. Exploration activities require an exploration permit, while production activities require a production concession, in each case granted by the Ministry of Productive Activities through competitive auctions. The initial duration of an exploration permit is six years, with the possibility of obtaining two three-year extensions and an additional one-year extension to complete activities underway. Upon each of the three year extensions, 25% of the area under exploration must be relinquished to the State. The initial duration of a production concession is 20 years, with the possibility of obtaining a ten-year extension and an additional five-year extension until the field depletes.

Royalties The Hydrocarbons Laws require the payment of royalties for hydrocarbon production. Royalties are equal to 7% and 4%, respectively, for onshore and offshore production of oil and 7% for both onshore and offshore production of natural gas.

Storage of natural gas

The right to store natural gas in depleted fields in Italy is exercised pursuant to concessions granted by the Ministry of Productive Activities. The duration of a concession is 20 years, with the possibility for operators of obtaining at most two ten-year extensions if they complied with the storage programs and other obligations deriving from said concession as per Law No. 239/2004. After the expiration of a concession, new storage concessions on the same field may be granted through competitive auctions. Pursuant to Decree No. 625/1996, unused storage capacity can be made available to third parties, subject to the approval of the Ministry, on a negotiated basis. Until December 31, 1996, Eni had the exclusive right to store natural gas in depleted fields located in a predetermined area (the so called Exclusive Area). Decree No. 625 eliminated this exclusive right, while granting Eni the right to obtain upon application the storage concessions effective from January 1, 1997 that would preserve the rights vested with Eni during the regime of exclusivity (based on current storage activities or certain statutory conditions). Eni obtained the ten storage concessions which it had applied for.

Legislative Decree No. 164/2000 ("Decree No. 164"), which enacted the European Directive on Natural Gas 98/30/CE into Italian legislation, regulates the Italian natural gas market. Prior to the implementation of Decree No. 164, the Italian natural gas market lacked a legislative framework.

The most important aspects of Decree No. 164 concerning production and storage activities performed by Eni are the following: (i) in vertically integrated enterprises, storage is to be carried out by a separate company not operating in other gas activities (such as Stoccaggi Gas Italia SpA) or by companies engaged only in transport and dispatching activities, provided the accounts of these two activities are clearly separated from the accounts of storage.

Existing storage concessions are subject to the Decree. Their original term was confirmed and includes relevant production concessions; (ii) the need for strategic storage in Italy is defined explicitly; the burden of strategic storage is imposed upon companies importing from non-EU countries, which have to provide a strategic storage capacity in Italy corresponding to 10% of the amount of natural gas imported each year; (iii) holders of storage concessions are required to provide storage capacity for domestic production, for strategic use and for modulation to eligible users without discriminations, where technically and economically viable; (iv) modulation storage costs are charged to shippers which have to provide modulation services adequate to the requirements of their final customers; (v) storage tariffs criteria are determined by the Authority for Electricity and Gas in order to ensure a preset return on capital employed, taking into account the typical risk inherent in this activity, as well as volumes stored for ensuring peak supplies and the need to incentive capital expenditure for upgrading the storage system; and (vi) the Authority for Electricity and Gas establishes the criteria and priority of access storage operators have to include in their own storage codes.

In compliance with the provisions of Article 21 of Decree No. 164/2000, on October 21, 2001 all storage activities carried out within the Eni Group were conferred to Stoccaggi Gas Italia SpA ("Stogit"), which holds ten storage concessions.

In implementation of Decree No. 164, the Decree of the Minister of Productive Activities of September 26, 2001 defined the criteria for the determination and use of strategic storage. The utilization of natural gas volumes held under strategic storage becomes mandatory in case of interruption or reduction of imports from non-EU countries due to technical and unpredictable causes, in case of emergency on the national gas network, in case of winters colder than those expected by the Authority for Electricity and Gas in its periodic statements concerning the determination of modulation obligations for seasonal consumption peaks.

On March 3, 2006, the Authority for Electricity and Gas with Resolution No. 50/2006 published the criteria for determining storage tariffs for a regulated period starting from April 1, 2006 and ending on March 31, 2010.

According to this Resolution, the storage company calculates revenues for the determination of unit tariffs for storage services by adding the following cost elements:

(i)	a return on the capital employed by the storage company equal to 7.1% (8.33% in the first regulated period);
(ii)	depreciation and amortization charges; and
(iii)	operating costs.

In the years following the first year of the newly regulated period, reference revenues are updated to take account of variations of capital employed and the impact of the indexation of depreciation charges and operating costs to consumer price inflation lowered by a preset rate of productivity recovery.

Storage tariffs are articulated as follows:

(i)	a unit fee for the use of space;
(ii)	a unit fee for the use of injection capacity;
(iii)	a unit fee for the use of off-take capacity;
(iv)	a unit fee for gas volumes handling; and
(v)	a unit fee to remunerate gas availability to enable gas operators to fulfill their strategic storage obligations.

Applicable regulation provides for incentives to capital expenditure intended to develop and upgrade storage capacity by recognizing an additional rate of return of 4% on the basic rate to capital expenditure projects aiming at developing new storage deposits and increasing existing capacity. Such incentives are applicable for a sixteen-year period and an eight-year period, respectively.

With Resolution No. 220/2006, the Italian Authority for Electricity and Gas approved the storage code proposed by Stoccaggi Gas Italia on the basis of the framework and criteria established by Resolution No. 119/2005 ("Adoption of guarantees for free access to natural gas storage services, duties of subjects operating storage activities and rules for the preparation of a storage code").

This code disciplines access to and provision of storage services during normal operational conditions, regulates procedures for conferring storage capacities, fulfillment of obligations concerning operating programming and fees to be charged to customers. The code has been in force since November 1, 2006.

The storage company offers services according to an access priority established by the Italian Authority for Electricity and Gas as follows:

(i)	mandatory services, including modulation storage, mineral storage, and strategic storage services; and
(ii)	services for operating needs of transport companies, including hourly modulation.

The modulation storage service is finalized to satisfy modulation needs of natural gas users in terms of peak consumption and daily or seasonal trends in consumption. Final clients consuming less than 200,000 CM on an annual basis are entitled to a priority when satisfying their modulation requirements. To that end, the storage company makes available its capacity for space, injection and off-take on an annual basis in accordance with its storage code.

The mineral storage service is finalized to allow natural gas producers to perform their activity under optimal operating conditions, according to criteria determined by the Ministry of Economic Development.

The strategic storage service is destined to satisfy certain obligations of natural gas importers from countries not belonging to the EU in accordance with Article 3 of Legislative Decree No. 164/2000. The relevant storage capacity dedicated to this service is determined by the Ministry of Economic Development.

Storage capacity is assigned by the storage company for periods no longer than a thermal year by April 1, of each year. The first requests to be met are those for strategic storage and for the operating balancing of the system. The residual capacity available and the maximum daily off-take capacity is assigned according to the following order of priority to: (i) holders of production concessions requesting mineral storage services; (ii) entities deploying natural gas sale activities who are obliged to provide a modulation service of their supply to their customers according to Article 18, paragraphs 2 and 3 of Legislative Decree No. 164/2000, for maximum volumes corresponding to a seasonal demand peak with average temperatures, on the terms and conditions established by a procedure to be issued by the Authority for Electricity and Gas; (iii) to the entities mentioned in (ii) above only for those additional maximum volumes related to a seasonal demand peak in case of certain low temperatures measured on a 20-year period, under the terms and conditions of the procedure mentioned in (ii) above; and (iv) the entities requesting access for services different from the ones mentioned above. A procedure to be issued by the Authority for Electricity and Gas will establish the criteria for assigning capacity when the requests mentioned in (iv) above exceed availability.

During the storage thermal year, the company makes new assignations when new capacity becomes available. Users are allowed to sell to each other volumes of gas injected or capacity assigned. Users are requested to transmit to the storage company one week in advance of the next, programs for injection or off-take, within the limit of assigned capacity, confirming each day the bookings for the following day.

Fees deriving from balancing activities and restoration of strategic volumes off-taken are regulated by certain prescriptions from the Italian Authority for Electricity and Gas providing for repartition of such fees among customers of storage services until the 2005-2006 thermal year. Resolution No. 50/2006 changed such regime by establishing that such fees cover revenues deriving from new investment.

If the volumes input to storage are higher than the capacity assigned or the input capacity utilized is higher than that conferred than and the user does not purchase additional capacity or sell excess natural gas volumes within 15 days from receiving information on its position, the storage company shall: (i) apply to the maximum exceeding volume or the maximum input capacity utilized in a month a balancing charge depending on the length of the infringing period or the month in which the capacity overuse has occurred; and (ii) sell, on behalf of the user that has not yet done it, the volume of gas injected exceeding the assigned capacity in the day or days of the thermal year of storage in which working gas reached its maximum amount, if the transport company reduced the volumes planned by users of transport at one or more interconnection points at the border and the same transport users also hold storage capacity.

If the user employs an off-take capacity higher than the assigned capacity, the storage company applies, for each month to the maximum difference between peak daily capacity actually used and peak daily capacity entitled, a charge depending on the number of days of exceeding use.

If the volumes of gas off-taken by a user are higher than those held in storage and the user fails to replenish by means of a purchase, charges are applied that relate to replenishment of off-take from strategic storage, including payment of a charge applied to the maximum accumulated volumes of off-taken gas, net of an income proportional to volumes replenished, according to different amounts based on the circumstance that the off-take was authorized or not by the Ministry of Productive Activities.

On the basis of these provisions, Eni may incur material charges for storage services in case of unauthorized off-takes from the strategic reserve. Eni appealed against this decision.

With Resolution No. 266/2005 the Authority for Electricity and Gas started an inquiry leading to a possible administrative sanction (fine under Law No. 481/1995) alleging that Stogit’s behavior does not conform with the discipline contained in Resolution No. 119/2005 concerning access to and provision of storage services.

Eni also held natural gas for strategic reserve purposes in its storage business, as established by Decree No. 164. The strategic reserves of gas are defined as "stock destined to meet situations of deficit/decrease of supply or crisis of the gas system". The Ministry of the Economic Development determines quantities and usage criteria of such reserves. As of December 31, 2006 Eni held approximately 180 BCF of strategic reserves of natural gas (180 BCF at year end 2005).

Gas & Power

Natural gas market in Italy

The European Directive on Natural Gas was implemented into Italian legislation through Legislative Decree No. 164 of May 23, 2000 ("Decree No. 164"), effective from June 21, 2000. As concerns natural gas activities carried out by Eni the most relevant aspects of the decree are as follows: (i) starting in 2003 all customers are eligible customers (with access to the natural gas system and free to choose their supplier of natural gas); (ii) from January 1, 2003 to December 31, 2010 no single operator is allowed to hold a market share higher than 50% of domestic sales to final customers. In addition, no single operator is allowed to supply more than 75% of all natural gas volumes introduced in the domestic transmission network by 2002, decreasing by 2 percentage points per year until it reaches 61%. Compliance with these ceilings is verified annually by comparing the allowed average percentage on a three-year basis for volumes input or sold to the average percentage obtained by each operator in the same three-year period. Allowed percentages are calculated net of losses (in the case of sales) and volumes of natural gas consumed in own operations. In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in own operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and for volumes input into the Italian network to be sold in Italy; (iii) imports from the European Union are free, while natural gas imported from outside the European Union is subject to an authorization of the Ministry of Productive Activities. Subjects importing from countries outside the EU must secure a certain availability of strategic storage. Such constraints apply also to the import contracts entered into before the coming into effect of Decree No. 164, these contracts are automatically considered authorized since this date; (iv) natural gas transport and dispatching activities have to be carried out by a separate company that is not allowed to carry out any other activity in the natural gas field, with the only exception of storage, for which, however, accounting and operating separation is envisaged. Also distribution, which includes the transport of natural gas by means of local gas pipeline networks for delivery to customers, has to be carried out by a separate company which may not perform other gas related activities. Sale activity to final customers is compatible only with import, export and production activities and is subject to an authorization from the Ministry of Productive Activities. Concessions for the distribution of natural gas will be assigned only through an auction procedure; and (v) tariff criteria and return on capital employed for transport, dispatching, storage, use of LNG terminals and distribution are determined by the Authority for Electricity and Gas. Third parties are allowed to access transport infrastructure, storage sites, LNG terminals and distribution networks on a regulated basis. As provided for by the decree, a Network Code containing norms and regulations for the operation of and access to infrastructure was prepared by operators on the basis of criteria set by the Authority for Electricity and Gas.

In particular 2006 closes the third three-year regulated period for natural gas volumes input in the domestic transmission network (for which the allowed average percentage is 69% of domestic consumption of natural gas) and the second three-year regulated period for sales volumes (for which the allowed average percentage is 50% of gas sales). Eni’s presence on the Italian market complied with said limits.

Law No. 239 of August 23, 2004 on the restructuring of the energy sector in Italy

This law provides for:

•	a derogation to third party access granted to companies that make direct or indirect investments for the construction of new infrastructure or the upgrading of existing ones such as: (i) interconnections between EU Member States and national networks; (ii) interconnections between non-EU States and national networks for importing natural gas to Italy; (iii) LNG terminals in Italy; and (iv) underground storage facilities in Italy. Investing companies can obtain priority on the conferral of new capacity for a portion of not less than 80% of the new capacity installed and for a period of at least 20 years;
•	paragraph 34 prohibits undertakings active in the field of natural gas and electricity with a concession for local public services or for the management of networks (excluding all sale activities) from operating in a competitive market for post-counter services, in the areas where they hold the concession for the duration of the concession, including through subsidiaries or affiliates;
•	paragraph 51 cancels paragraph 5 of Article 16 of Legislative Decree No. 164/2000, which obliged distribution companies to ascertain the safety of plants which do not only supply gas to productive units and safety of post-counter services; and
•	paragraph 69 provides the authentic interpretation of the rule introduced by Legislative Decree No. 164/2000 concerning the transitional regime of concessions for natural gas distribution activities in urban centers existing at June 21, 2000, which allows for an anticipated repayment of the distribution service, despite being provided through a bid procedure rather than direct entitlements. This law changes the provisions defined by Legislative Decree No. 164/2000 by: (i) extending to December 31, 2007, the transitional period for the continuation of existing concessions, with a possible extension of one further year when public interest is considered important by local authorities; and (ii) canceling the adding up of possible extensions, as provided for by Legislative Decree No. 164/2000, in case of certain conditions (business restructuring, size parameters, shareholding composition). The end of concessions awarded on the basis of a bid procedure remains set at December 31, 2012.

Law Decree No. 239/2003 and Budget Laws for 2006 and 2007

Law Decree No. 239/2003, converted with amendments into Law No. 290/2003, prohibits companies operating in the natural gas and electricity industries to hold stakes higher than 20% in the share capital of companies owning and managing national networks for the transmission of natural gas and electricity. The term by which companies must comply with this provision is December 31, 2008 as established by the Budget Law for 2006. The Italian Budget Law for 2007 establishes that the provisions to implement Law No. 290/2003 will be enacted through a decree from the Italian Prime Minister. The term for the disposal envisaged by Law No. 290/2003, which was initially fixed at December 31, 2008, will be redetermined in 24 months after the effective date of said decree from the Italian Prime Minister. Currently, Eni is unable to predict that date.

In addition, on March 23, 2006 a Presidential Decree defined criteria and methods for the divestment of the interest held by Eni in Snam Rete Gas SpA, introducing the special powers of the Ministry of Economy and Finance provided for by the regulations on the divestment of interests held by the Italian Government ("golden share") in the By-laws of this company.

Natural gas prices

Prices of natural gas sold to industrial and thermoelectric customers as well as to wholesalers are freely established among buyers and sellers following the liberalization of the natural gas sector introduced by Decree No. 164. Notwithstanding this, the Authority for Electricity and Gas holds a power of surveillance on this matter (see below) under Law No. 481/1995 (establishing the Authority for Electricity and Gas) and Legislative Decree No. 164/2000. See below for a discussion of natural gas prices of sales of natural gas to residential and commercial customers which were not eligible customers until December 31, 2002.

The Presidential Decree dated October 31, 2002 conferred to the Authority for Electricity and Gas, also after the opening up of markets set at January 1, 2003 for customers who were not-eligible customers until December 31, 2002, the powers to: (i) define, calculate and update and gas selling prices also after the opening up of markets set at January 1, 2003 for customers who were not-eligible customers until December 31, 2002; (ii) define methods for updating selling prices with reference to variable costs that minimize the impact of inflation; and (iii) define criteria for allocating the costs deriving from social support measures, in order to reduce the aggregate net cost of interventions as much as possible and to ensure neutrality in the application of selling prices to the various groups of users. Consistently with this decree, the Authority for Electricity and Gas: (i) with Decision No. 195 of November 29, 2002 changed the methods for periodically updating selling prices for natural gas in connection with changes in international prices of crude oil and refined products. Such changes concern the schedules update process (from every two months to every three), and the duration of the reference period for the calculation of changes in average international prices as compared to the application quarter (from the preceding six months to the preceding nine months). The invariance threshold, beyond which tariffs are updated, remained at 5%; and (ii) with Resolution No. 207 of December 12, 2002, it decided that companies selling natural gas through local networks have to maintain the conditions applied to non-eligible customers until December 31, 2002 until the customer accepts a new contract offer. In addition, the Authority for Electricity and Gas decided that these companies can propose their own new contract offers and the tariffs determined according to the criteria established by the Authority for Electricity and Gas, adequately advertising them before March 31, 2003 (such offers must be published on the companies web page, on at least one newspaper of general circulation and on the Gazzetta Ufficiale of their region or autonomous province).

Changes introduced to the indexation mechanism of the raw material component in supplies to residential customers by the Authority for Electricity and Gas: Resolutions No. 248/2004; 134/2006 and 79/2007

With Resolution No. 79/2007 the Italian Authority for Electricity and Gas, after concluding a consultation procedure with gas operators also taking account of the annulment of its Resolution No. 248/2004 due to formal flaws by the Administrative justice bodies, redefined the tariffs for the period January 1, 2005-March 31, 2007 and established a new indexation mechanism for the raw material cost component in natural gas supplies to customers consuming less than 200,000 CM/y (mainly residential and commercial customers located in urban centers), organizing in a single measure all its resolutions on this matter. In particular with this Resolution the Authority: (i) confirmed the indexation mechanism for the raw material cost component contained in Resolution No. 248/2004 and the changes introduced to this mechanism by Resolution No. 134/2006 starting on July 1, 2006 (see below for a full description of said resolutions); (ii) waiving this provision, it reviewed the updating of the raw material cost component for 2005 reaching incremental values equal to those deriving from the application of the indexation criteria of Resolution No. 195/2002; this cancels the negative impact of Resolution No. 248/2004 on Eni’s 2005 accounts; and (iii) decided that selling companies, only for wholesale purchase/sale contracts entered after January 1, 2005 and valid in the January, 1 2006-June 30, 2006 period, offer their customers new contractual conditions consistent with the new indexation mechanism before June 4, 2007, and inform the Authority, before June 29, 2007, together with their wholesaler that they have complied with this requirement.

Selling companies complying with this requirement will be entitled to 50% of the difference between the updating of the raw material cost component under the new mechanism and the more favorable one under Resolution No. 195/2002 applied to volumes consumed by customers under the 200,000 CM/y threshold. On the basis of this Resolution in the first quarter of 2007, Eni reversed part of the reserves accrued in Eni’s accounts for 2005 and 2006 with respect to the estimated impact of Resolution No. 248/2004. See "Item 5 – Recent Developments".

The mechanism initially implemented by the Authority for Electricity and Gas with Resolution No. 248 of December 29, 2004, had changed the indexing mechanism concerning the raw material component in tariffs paid by end customers consuming less than 200,000 CM/y, who were non-eligible customers until December 31, 2002 according to Resolution No. 195/2002. The decision introduced the following changes: (i) establishment of a cap set at 75% for the changes in the raw material component if Brent prices fall outside the 20-35 $/BBL range; (ii) change of the relative weight of the three products making up the reference index of energy prices whose variations – when higher or lower than 5% as compared to the same index in the preceding period – determine the adjustment of raw material costs; (iii) substitution of one of the three products included in the index (a pool of crudes) with Brent crude; and (iv) reduction in the value of the variable wholesale component of the selling price by 0.26 euro /CM. Eni accrued provisions in its 2005 financial statements and in the accounts of the first half of 2006 with respect to the estimated impact of Resolution No. 248.

Resolution No. 248 was opposed by several Italian natural gas operators, among which Eni, who claimed its legitimacy against the administrative tribunal. In the meantime the administrative proceeding on Resolution No. 248/2004 was running its course, effective July 1, 2006 the Authority implemented Resolution No. 134/2006, which modified Resolution No. 248/2004 as follows: (i) it established a cap set at 75% for the changes in the raw material component if Brent crude prices fall below 20 $/BBL or inside the 35-60 $/BBL range and at 95% if Brent crude prices are higher than 60 $/BBL (in Resolution No. 248/2004 the price cap was set at 75% for the change in the raw material component if Brent crude prices fell below 20 $/BBL or exceeded 35 $/BBL); and (ii) it changed from 5% to 2.5% the limit to variations in the index of energy prices which trigger the adjustment of raw material costs. In addition, it confirmed the obligation already envisaged by Resolution No. 248/2004 on charge of Italian suppliers to wholesalers to renegotiate supply contracts in light of the price revision introduced by same decision in supply contracts between wholesalers and end users. The changes introduced by Resolution No. 134/2006 apply for a two-year period with the option of a one year extension following a decision of the Authority.

According to Resolution No. 134/2006, starting on October 1, 2006, natural gas selling companies shall offer pricing terms consistent with the determination and updating mechanisms established by the Authority for Electricity and Gas only to household customers consuming less than 200,000 CM/y.

Eni started applying the indexation mechanism provided for by Resolution No. 134/2006 in its accounts from the second half of 2006 onwards. In addition, Eni began to renegotiate the terms of supply contracts with its wholesale customers as provided for by Resolution No. 134/2006. On the basis of Resolution No. 134/2006, management assessed that the provision accrued in 2005 financial statements, with respect to the estimated impact of Resolution No. 248/2004 for that year, was partially redundant, and as a result such provision was partially reversed in 2006 accounts.

Finally the Council of State annulled Resolution No. 248/2004 for formal flaws, acknowledging at the same time that the Authority was legitimate in changing pricing mechanisms in the natural gas sector. On this basis, the Authority enacted Resolution No. 79/2007 as discussed above.

Inquiry of the Authority for Electricity and Gas on import purchase prices

With Resolution No. 107/2005 the Authority for Electricity and Gas started a formal inquiry under Law No. 481/1995 against Eni and other gas importers alleging their failure to comply with the Authority information requirements contained in its Resolution No. 188/2004 of October 27, 2004, by which it required natural gas importers, among which Eni, to give information concerning: (i) dates and supplier for each supply contract for the import of natural gas; (ii) FOB purchase prices; (iii) price updating formulas; and (iv) volumes supplied and FOB purchase average prices on a monthly basis for each supplying contract relating to the period October 2002-September 2004. Under Law No. 481/1995, the Authority for Electricity and Gas can impose a fine on Eni. Eni appealed this decision with the Regional Administrative Court of Lombardy that on March 22, 2005 cancelled the obligation for Eni to communicate dates and supplier for each contract and FOB purchase prices. Accordingly, Eni initially gave the Authority for Electricity and Gas only part of the information required. On April 6, 2006 a final hearing was held in front of the Authority Eni confirmed its position that it has provided adequate information, but with the intention of full collaboration it provided the data concerning average monthly FOB prices for the October 2002-September 2004 period.

With Resolution No. 226/2006 of October 21, 2006, the Italian Authority for Electricity and Gas closed a formal inquiry against Eni that commenced with Resolution No. 107/2005, stating that Eni allegedly failed to comply with an obligation to deliver certain pieces of information regarding Eni’s natural gas import contracts to the Authority. As a result, the Authority fined Eni euro 10 million. In spite of the circumstance that Eni spontaneously delivered the requested pieces of information, the Authority objected to the fact that Eni delayed the fulfillment of its obligation to deliver said information, resulting in a behavior which breaches the rules requiring the establishment of information flows intended to allow the Authority to perform its tasks. Eni filed a claim against the Authority’s decision before the Regional Administrative Court of Lombardy. Eni recorded a provision for this proceeding in its 2006 accounts.

Inquiry of the Authority for Electricity and Gas on behaviors of operators selling natural gas to end customers

With Resolution No. 235/2006 of November 6, 2006, the Italian Authority for Electricity and Gas closed the inquiry that started in October 2005 (with Resolution No. 225) on the commercial behavior of companies selling natural gas to end customers located in urban centers (residential, services, commercial activities and small enterprises) aiming at acquiring new customers or re-acquiring customers transferred to other sellers. The inquiry was conducted with particular reference to hurdles posed by companies to customers wishing to leave one distributor or to the entry of competitors on the market from January 1, 2005 to October 20, 2006. In its final report, enclosed to the Resolution No. 235/2006 the Authority confirmed the existence of certain critical points about the real level of competition within this market segment and proposed different options to complete and adjust the regulatory framework in order to overcome acknowledged deficiencies.

Inquiry of the European Commission

On May 11, 2007 the European Commission has decided to open anti-trust proceedings against Eni based on information obtained during inspections carried out in 2006 at the headquarters of Eni and in certain Eni’s subsidiaries. These proceedings against Eni intend to verify the possible existence of any business conducts breaching European competition rules in the form of preventing access to the Italian natural gas wholesale market and to subdivide the market among few operators in the activity of supply and transport of natural gas.
Particularly, the European Commission alleged that Eni might have: (i) adopted commercial practices that constitute barriers to access to the Italian market for the wholesale supply of natural gas by way of its long-term purchase contracts and by subdividing the market among few operators; and (ii) engaged a majority share of the transport capacity of certain international gas lines, preventing third parties from accessing said infrastructures. Furthermore, the European Commission alleged that Eni might have delayed or annulled certain plans for the upgrading of the international transport infrastructure, despite the significant demand for access by third parties. These suspected practices constitute possible infringements of Article 82 of the EC Treaty. The initiation of proceedings does not imply that the Commission has conclusive proof of an infringement. The Commission will conduct an in-depth investigation of the case as a matter of priority. There is no strict deadline to complete inquiries into anticompetitive conduct.
If the existence of the alleged anti-competitive practices will be confirmed, the European Commission could fine Eni. At present, management is not able to assess the impact on Eni’s results of operations and financial condition that may arise from an unfavorable outcome of this matter.

Transport

Transport tariffs With Resolution No. 120 of May 30, 2001, the Authority for Electricity and Gas published the criteria transport companies have to apply in determining natural gas transport and dispatching tariffs on national and regional transportation networks, for the first regulatory period made up of four thermal years (each thermal year begins on October 1 of each calendar year and ends on September 30), as provided for by Decree No. 164/2000. Tariffs are subject to approval by the same Authority, which ensures their compliance with preset criteria. This tariff system substituted previous agreements between Eni and customers of all categories. Within the first quarter of each calendar year, transport companies submit the tariff proposal to the Authority for Electricity and Gas who grants approval.

Criteria established by the Authority for Electricity and Gas set a cap on revenues from transport and dispatching activity ("allowed revenues") which is adjusted annually; the criteria also define a separate treatment of revenues on existing assets and on new capital expenditure on expansions and extension of infrastructure. In the first thermal year allowed revenues are calculated as the sum of: (i) operating costs including storage and modulation costs; (ii) amortization and depreciation of transport assets; and (iii) return on net capital employed. Net capital employed is calculated by reevaluating historic costs of transport infrastructure (pipelines, compressor stations and other support equipment) on the basis of certain inflationary indexes; resulting amounts are adjusted to take into account the residual useful life of assets (pipelines are estimated to have a useful life of 40 years) and also subtracting State grants. The application of this methodology implies an estimated value of Eni’s transport assets of approximately euro 9.6 billion. This, however, is a valuation for regulatory purposes and should not be read as an indication of the market value of Snam Rete Gas. The rate of return on capital employed set by the Authority for Electricity and Gas was 7.94% (pre-tax), for the first regulatory period. Once established, allowed revenues for the first year are divided into two components: (i) capacity revenues equal to 70% of allowed revenues which are the maximum amount of revenues collectable from the sale of transport capacity to customers; and (ii) commodity revenues equal to 30% of allowed revenues which are the maximum amount of revenues collectable from transported volumes.

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

With Resolution No. 166/2005, the Authority for Electricity and Gas revised the outlined tariff regime for the second regulatory period (October 1, 2005-September 30, 2008). The new tariff structure confirms the breakdown of the tariff into two components: capacity and commodity in a ratio of 70 to 30 and the entry-exit model for the determination of the capacity component on the national pipeline network, already present in the previous tariff regime established by Resolution No. 120/2001. The major new elements of the new regime are the following: (i) a reduction of the rate of return of capital employed in transport activities from 7.94% to 6.7% (pre-tax); (ii) a new set of incentives for new capital expenditure. In the previous regime, the return on upgrade and capacity expansion expenditure was 7.47% for one year only included in the calculation of the capacity component of the transport tariff and 4.98% for 6 years in the calculation of the commodity component. The new tariff structure provides an additional rate of return depending on the type of expenditure on the return rate recognized for capital employed: from a minimum of 1% for safety measures that do not increase transport capacity, applied for 5 years, to a maximum of 3% for expenditure that increases capacity at entry points into the national network, applied for 15 years. The additional return is part of the determination of the maximum allowed revenues in the calculation of the capacity component of the tariff and therefore is not influenced by changes in volumes transported; (iii) the updating by means of a price cap mechanism of the allowed revenues the transport undertaking is entitled to and the annual recalculation of the portion of allowed revenues relating to costs incurred for capital expenditure. This price cap mechanism applies to operating costs and amortization charges (previously it applied to all the allowed revenues). The annual rate of recovery of productivity was confirmed at 2%; this is used to reduce the effect of changes in the consumer price index on the updating of the preceding year’s allowed revenues; instead the preset annual rate of change of productivity recovery for the updating of the commodity component of the tariff was reduced from 4.5% to 3.5% of; and (iv) confirmation of the tariff reduction for start ups (construction/upgrade of combined cycle plants for electricity generation) and for off take in low season periods (from May 1 to October 31) already contained in Decisions No. 5/2005 and 6/2005 which updated the previous tariff regime. The companies active in the field of gas transport submit their tariff proposals to the Authority who grants approval, within the first quarter of each calendar year.

Network code With Resolution No. 75 of July 1, 2003, the Authority for Electricity and Gas approved Snam Rete Gas Network Code, which defines rules and regulations for the operation and management of the transmission network. The Network Code, in accordance with Legislative Decree No. 164/2000, is based on the criteria set by the Authority for Electricity and Gas with Resolution No. 137/2002, aimed at guaranteeing equal access to all customers, maximum impartiality and neutrality in transport and dispatching activities. The Network Code regulates entitlement of transport capacity, obligations of transporter and customer and the procedures through which customers can sell capacity to other users. Transport capacity at entry points in the national gasline network (point of interconnection with import gas lines) is assigned on an annual basis and can last up to five thermal years. Entities eligible to be assigned transport capacity on a multi-year basis are those having multi-year import contracts within the limit of their daily average contract volumes. Priority criteria envisage that available capacity is assigned first to parties in multi-year import contracts containing take-or-pay clauses signed before August 10, 1998 (date of coming in force of European Directive 98/30/CE). If requests for capacity in a given thermal year are higher than available capacity, a pro-rata mechanism is applied in compliance with the aforementioned priority.

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

Eni filed a claim against this decision with the Regional Administrative Court of Lombardy, which was partially accepted with a decision of December 2004. The Authority filed a claim against this decision with the Council of State and informed Eni on February 19, 2005. This proceeding is still pending.

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

Adoption of guarantees for free access to LNG regasification services and rules for the regasification code With Resolution No. 167 of August 1, 2005, the Authority for Electricity and Gas published the criteria for access to LNG regasification services. The Decision also defines criteria for the allocation of regasification capacity. In particular it establishes that take-or-pay contracts entered into before 1998, as in the case of Eni, are assigned a priority access limited to the minimum amount of volumes that have been regasified in the period starting from thermal year 2001-2002. Eni filed a claim against this decision with the Regional Administrative Court of Lombardy.

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

Distribution tariffs With Resolution No. 237 dated December 28, 2000 as amended, the Authority for Electricity and Gas determined tariff criteria for natural gas distribution activity for the first regulated period ending on September 30, 2004. Tariffs are determined so that annual revenues from natural gas distribution activity cover operating costs and the remuneration of capital employed and are adjusted yearly according to the price cap method based on parameters and formulas determined by the Authority for Electricity and Gas. Capital employed is determined by applying a parameter-based method or, alternatively, a method of revalued historical cost for those companies that published audited financial statements starting with the fiscal year ended before January 1, 1991 (which include Italgas). With Resolution No. 170 of September 29, 2004 the Authority for Electricity and Gas defined gas distribution tariffs for the second regulated period from October 1, 2004 to September 20, 2008, setting at 7.5% the rate of return on capital employed of distribution companies, as compared to the 8.8% rate set for the preceding regulated period. The rate of productivity recovery – one of the components of the annual adjustment mechanism of tariffs – was set at 5% of operating expenses and amortization charges (as compared to the 3% rate applied to total expenses and charges in the preceding regulated period). With Resolution No. 122 of June 21, 2005, the Authority integrated and changed Resolution No. 170/2004, defining a new determination mechanism for distribution tariffs that takes account of capital expenditure incurred by distributing companies.

Distribution network code With Resolution No. 138/2004 the Authority for Electricity and Gas defined a set of rules to ensure free access to the distribution networks and neutrality of the distribution service, as well as criteria for the definition of distribution network codes.

With Resolution No. 108/2006 the Authority for Electricity and Gas approved the Gas Distribution Master Code which will be used as a standard contract between distribution companies and shippers (natural gas selling companies). Within three months from its publication, distribution companies are due to issue their own gas distribution code adopting either the Gas Distribution Master Code or the scheme provided for by the Resolution No. 138/2004.

Refining and Marketing of Petroleum Products

Refining Under Decree No. 112, companies that seek to establish refining operations in Italy or to expand the capacity of existing refining operations must obtain an operating concession from the relevant Region, while companies that seek to build or operate new plants that do not increase refining capacity must obtain an authorization from the relevant Region. Management expects no material delays in obtaining relevant concessions for the upgrading of the Sannazzaro and Taranto refineries as planned in the medium-term.

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

With Decision of January 18, 2007, the Italian Antitrust Authority opened an inquiry to ascertain the existence of a possible agreement limit competition in the field of pricing of automotive fuels distributed on the retail market in Italy in violation of Article 81 of the EC Treaty. This inquiry concerns eight oil companies, among which Eni. According to the Authority, said companies would have been putting in place collusive mechanisms intended to influence the pricing of automotive fuels distributed on the retail market by way of a continuing exchange of informative flows since 2004.

With a recommendation approved at its meeting of January 18, 2007 and submitted to the Government and the Regions, the Italian Antitrust Authority requested the elimination of local constraints to the opening up of the fuel distribution outlets aimed at increasing competition and reducing retail prices.

Specifically, the Authority urged the following measures in order to enhance the level of competition in the sector of retail marketing of fuels: (i) the development of the marketing of fuels by large retailers (supermarkets, large chain-stores, etc.); (ii) the elimination of administrative constraints to the opening of new service stations; (iii) a liberalization of opening hours; and (iv) transparency for consumers, identifying any useful tools for proper information on actual prices imposed by operators in each outlet. Currently, Eni is unable to forecast a time frame for this matter. Implementation of any of these suggested measures could enhance the level of competition in the retail marketing of fuels, leading to a reduction in retail margins for all operators.

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

At December 31, 2006 Eni owned 8.6 mmtonnes of oil products inventories, of which 5.4 mmtonnes as "compulsory stocks", 1 mmtonnes related to operating inventories in refineries and depots (including 0.2 mmtonnes of oil products contained in facilities and pipelines), 0.7 mmtonnes related to oil products contained in ships and 0.3 mmtonnes related to specialty products.

Eni’s compulsory stocks (at December 31, 2006) were held in term of crude oil (31%), light and medium distillates (45%), fuel oil (19%) and other products (5%) and they were located throughout the Italian territory both in refineries (73%) and in storage sites (27%).

Competition

Like all Italian companies, Eni is subject to Italian and EU competition rules. EU competition rules are set forth in Articles 81 and 82 of the Treaty of Rome as amended by the Treaty of Amsterdam dated October 2, 1997 and entered into force on May 1, 1999 ("Article 81" and "Article 82", respectively being the result of the new denomination of former Articles 85 and 86) and EU Merger Control Regulation No. 4064 of 1989 ("EU Regulation 4064"). Article 81 prohibits collusion among competitors that may affect trade among member states and that has 70 the object or effect of restricting competition within the EU. Article 82 prohibits any abuse of a dominant position within a substantial part of the EU that may affect trade among member states. EU Regulation 4064 sets certain limits for cross-border transactions, above which enforcement authority rests with the European Commission and below which enforcement is carried out by national competition authorities, such as the Antitrust Authority in the case of Italy. On May 1, 2004, a new regulation of the European Council came into force (No. 1/2003) which substitutes Regulation No. 17/1962 on the implementation of the rules on competition laid down in Articles 81 and 82 of the Treaty. In order to simplify the procedures required of undertakings in case of concentration, the new regulation substitutes the obligation to inform the Commission with a declaration that such concentration does not infringe the Treaty. In addition, the burden of proving an infringement of Article 81(1) or of Article 82 of the Treaty shall rest on the party or the authority alleging the infringement. The undertaking or association of undertakings claiming the benefit of Article 81(3) of the Treaty shall bear the burden of proving that the conditions of that paragraph are fulfilled. The regulation defines the functions of Authorities guaranteeing competition in Member States and the powers of the Commission and of national courts. The competition authorities of the Member States shall have the power to apply Articles 81 and 82 of the Treaty in individual cases. For this purpose, acting on their own initiative or on a complaint, they may take the following decisions:

•	requiring that an infringement be brought to an end;
•	ordering interim measures;
•	accepting commitments; and
•	imposing fines, periodic penalty payments or any other penalty provided for in their national law.

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

Organizational Structure

Eni SpA is the parent company of the Eni Group companies. As of December 31, 2006, there were 257 fully consolidated subsidiaries, 94 subsidiaries accounted for under either the equity method or the cost method and 176 affiliates accounted for under either the equity method or the cost method. The significant subsidiaries, associated undertakings and joint ventures of the Eni Group controlled directly or indirectly by Eni at December 31, 2006 and included in the scope of consolidation, as well as Eni’s percentage of equity capital or joint venture interest (rounded to the nearest whole number) are set forth in the table below. The principal country of operation is generally indicated by the company’s country of incorporation or by its name.

Company/Undertaking	Country of Incorporation	%
Exploration & Production
Stoccaggi Gas Italia SpA	Italy	100
Eni Oil Algeria Ltd	the United Kingdom	100
Eni Angola Exploration BV	the Netherlands	100
Agip Caspian Sea BV	the Netherlands	100
Eni Congo SA	the Netherlands	100
Eni Dación BV	the Netherlands	100
Lasmo Sanga Sanga Ltd	Bermuda	100
Eni Iran BV	the Netherlands	100
Agip Karachaganak BV	the Netherlands	100
Eni Lasmo Plc	the United Kingdom	100
Eni LNS Ltd	the United Kingdom	100
Eni North Africa BV	the Netherlands	100
Agip Oil Ecuador BV	the Netherlands	100
Eni Petroleum Co Inc	USA	100
Eni UK Ltd	the United Kingdom	100
Ieoc Production BV	the Netherlands	100
NAOC Nigerian Agip Oil Co Ltd	Nigeria	100
Eni Norge A/S	Norway	100

Gas & Power
Snam Rete Gas SpA	Italy	50
Società Italiana per il Gas pA	Italy	100
Distribuidora de Gas Cuyana SA	Argentina	46
Gas Brasiliano Distribuidora SA	Brazil	100
Greenstream BV	the Netherlands	75
Inversora de Gas Cuyana SA	Argentina	76

Company/Undertaking	Country of Incorporation	%
Tigáz Rt Tiszántúli Gázszolgáltátó Részvénytársaság	Hungary	50
EniPower SpA	Italy	100

Refining & Marketing
AgipFuel SpA	Italy	100
Ecofuel SpA	Italy	100
Eni Portugal Investment SpA	Italy	100
Agip Deutschland GmbH	Germany	100
Agip España SA	Spain	100
Agip France Sarl	France	100
American Agip Co Inc	USA	100

Petrochemicals
Polimeri Europa SpA	Italy	100
Dunastyr Polystyrene Manufacturing Co Ltd	Hungary	100
Polimeri Europa Benelux SA	Belgium	100
Polimeri Europa Elastomères France SA	France	100
Polimeri Europa UK Ltd	the United Kingdom	100

Engineering & Construction
Saipem SpA	Italy	43
Snamprogetti SpA	Italy	100
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	Italy	50
Saipem SA	France	43

Other activities
Syndial SpA - Attività Diversificate	Italy	100

Corporate and financial companies
Eni International BV	the Netherlands	100
Eni Coordination Center SA	Belgium	100
Società Finanziaria Eni SpA - Enifin	Italy	100
Società Finanziamenti Idrocarburi - Sofid SpA	Italy	100
EniServizi SpA	Italy	100

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this item should be read together with the Key Information presented in Item 3 and the Consolidated Financial Statements and related Notes thereto included in Item 18.

Executive Summary

Eni reported net profit of euro 9.2 billion in 2006, the highest in the Company’s history, representing an increase of 4.9% from 2005. Operating profit in 2006 amounted to euro 19.3 billion, up 14.9% from 2005 reflecting higher operating profit reported by the Exploration & Production, the Gas & Power and the Engineering & Construction segments due to volume growth combined with a favorable trading environment characterized by higher crude oil and natural gas prices and increased natural gas selling margins. In addition, lower restructuring charges were recorded in the Other activities segment. These gains were partly offset by a reduced operating profit recorded by the Refining & Marketing segment due to a decline in refining margins and the impact of lower year-end prices on the evaluation of inventories of refined products under the weighted-average cost method of accounting. This method of accounting for inventories of oil, gas and products implies a high degree of volatility in Eni’s results of operation in particular for the Refining & Marketing segment as inventory evaluation is based on current market prices.

On the basis of the results achieved, Eni’s management proposed at the Annual General Shareholder Meeting to distribute a dividend of euro 1.25 per share, of which euro 0.60 was already paid as interim dividend in October 2006. This dividend is 13.6% higher than in 2005 (euro 1.10 per share) and was approved by the Annual General Shareholder Meeting on May 24, 2007.

In Exploration & Production, Eni continued to implement its strategy of growing oil and natural gas production leveraging on the development of existing assets. Eni’s production for the year (on an available for sale basis) increased by 1.6% from 2005 to 1,720 KBOE/d. This result was affected by:

(i)	a sizeable loss of production at the Venezuelan Dación oilfield (down 46 KBBL/d) due to the unilateral cancellation of the service contract relating to activities at this field by the Venezuelan state oil company PDVSA effective April 1, 2006;
(ii)	lower entitlements in certain Production Sharing Agreements (PSAs) and buy-back contracts (down 21 KBOE/d) due to higher oil and gas prices. Under such contracts, Eni is entitled to fixed monetary amounts to recover the expenses incurred for the development of the relevant properties and as a consequence of higher oil prices, the volumes entitled necessary to cover the same amount of expenses are lower; and
(iii)	disruptions in Nigeria due to social unrest.

Exploration & Production’s results for 2006 were bosted also by increased realized prices for oil and gas, partly offset by higher operating costs and higher depreciation and amortization charges.

Net proved reserves of oil and natural gas were 6,436 mmBOE at year end 2006 (54% crude and condensates), down 401 mmBOE from 2005. The unilateral cancellation of the service contract for the Dación oilfield by the Venezuelan state oil company PDVSA determined a decrease in Eni’s proved reserves of 170 mmBBL. In 2006 Eni’s proved reserves replacement ratio was 38% (40% in 2005); as of year-end the reserves life index was 10 years of remaining production at the current rate (10.8 as at December 31, 2005).

Production start up of the Kashagan oilfield project (Eni is the operator and has a 18.52% interest) is currently scheduled for the third quarter of 2010 as compared to an initial forecast indicating a start up in 2008, due to the need to execute certain measures intended to enhance the overall level of safety and operability of offshore facilities. These enhancements coupled with sector-specific inflation and underestimation of costs to conduct offshore operations in shallow/ultra shallow waters where the Kashagan field is located resulted in a significant increase in the expected expenditures to implement phase one of the Kashagan project. At present, the estimated expenditures to reach the 300 KBBL/d production target envisaged by phase one stand at $19 billion, as compared to a budget of $10.3 billion in real terms 2007 as approved by the consortium partners and the relevant Kazakh authorities in 2004. Based on the high level of productivity yielded by the first three development wells drilled to date, management currently expects a full field production plateau of 1.5 mmBBL/d, representing a 25% increase from the original target envisaged by the approved development plan.

In 2006, Eni invested euro 1,348 million in exploratory activities, up 106% from 2005, conducting a very extensive exploration campaign leading to the completion of 68 exploratory wells (35.9 net to Eni) with a commercial rate of success of 43% (49% net to Eni). A further 26 wells were in progress as of the year-end. Eni enhanced its exploration portfolio by acquiring assets in core areas such as Angola, Alaska, Brazil, Congo, Egypt, Nigeria, Norway, Pakistan, the Gulf of Mexico, and in new high-potential basins such as Mali, Mozambique and East Timor.

In Gas & Power, Eni continued to leverage on its consolidated and integrated position in Europe based on access to infrastructure, availability of gas – both from its hydrocarbon production and from long-term purchase contracts – and large customer base, to increase natural gas sales in European gas markets. Overall gas sales in 2006 totaled 97.48 BCM, up approximately 4% from 2005. This growth was driven mainly by:

•	a growth in sales in a number of target European markets (up approximately 16% in particular in Turkey, Germany/Austria and France); and
•	the build-up of supplies from Libyan-operated gas fields.

These positives were partly offset by a 3% decrease in sales in Italy due to the effect of competition and the mild weather conditions which characterized the fourth quarter of the year. The Gas & Power results for the year were also boosted by: (i) a favorable trading environment for gas selling margins; and (ii) a favorable development in the Italian regulatory framework, deriving from a softer impact of the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 248/2004 as modified by Resolution No. 134/2006 enacted on July 1, 2006.

Electricity sales volumes (24.82 TWh) increased by 9% from 2005 as a result of the ramp-up of new production capacity at the Brindisi and the Mantova plants, which increases were offset in part by the shut-down of the Ravenna power plant due to ordinary maintenance activity.

In Refining & Marketing, Eni is seeking to increase return from its assets by upgrading its refineries in order to achieve higher yields of higher-value products, meet future product quality requirements, process low-quality crude and reduce operating costs. Eni is also pursuing the strengthening of its retail network of service stations in Italy and in selected European countries.

The Refining & Marketing results for the year were affected by a weak refining margin environment, higher downtime of Eni’s refineries due to planned maintenance activity, the impact of lower year-end prices for oil and products on inventory evaluation, and the appreciation of the euro against the dollar. Overall retail sales in Europe in 2006 amounted to 12.48 mmtonnes, of which 8.66 mmtonnes were in Italy, substantially in line with 2005.

Engineering & Construction segment reported higher operating profit against the backdrop of favorable trends in the demand for oilfield services.

Capital expenditure totaled euro 7.8 billion in 2006, up 5.7% from 2005; approximately 90% of capital expenditure was carried out in oil and gas activities. The principal projects for the year were:

•	the development of oil and gas reserves (euro 3,629 million) in particular in Kazakhstan, Angola, Egypt and Italy and exploration activities (euro 1,348 million) particularly in Angola, Egypt, Norway, Nigeria, the Gulf of Mexico and Italy, including also the acquisition of 152,000 square kilometers of new acreage (99% operated by Eni);
•	the upgrades of Eni’s natural gas transport and distribution networks in Italy (euro 785 million);
•	the construction of a new FPSO unit and upgrades of the fleet and logistic centers in the Engineering & Construction segment (euro 591 million);
•	projects aimed at improving flexibility and yields of refineries (euro 376 million), including the start up of construction of a new hydrocracking unit at the Sannazzaro refinery, and upgrades of the refined product distribution network in Italy and in the rest of Europe (euro 223 million);
•	ongoing construction of combined cycle power plants (euro 229 million); and
•	actions for environmental protection and for complying with safety and environmental regulations in the Petrochemical segment (euro 99 million).

Margin8

Margin: the difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemicals products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Trading Environment

2004	2005	2006

Average price of Brent dated crude oil in U.S. dollars (1)	38.22	54.38	65.14
Average price of Brent dated crude oil in euro (2)	30.72	43.71	51.86
Average EUR/USD exchange rate (3)	1.244	1.244	1.256
Average European refining margin in U.S. dollars (4)	4.35	5.78	3.79
Euribor - three month euro rate % (3)	2.1	2.2	3.1

(1)	Price per barrel. Source: Platt’s Oilgram.
(2)	Price per barrel. Source: Eni’s calculations based on Platt’s Oilgram data for Brent prices and the EUR/USD exchange rate reported by the European Central Bank (ECB).
(3)	Source: ECB.
(4)	Price per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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

In 2006 the trading environment was characterized by higher average Brent crude oil prices (up 19.8% from 2005) and higher selling margins on natural gas and on petrochemical products. These positives were partially offset by a decline in refining margins (margin on Brent was down 34.4%) which was mitigated by Eni’s refinery capacity to process heavy crudes which are discounted as compared to the Brent crude market benchmark, thus resulting in a higher profitability of the heavy barrel.

_______________

(8)	This definition applies to the term margin whenever used in Item 5.

Natural gas demand in Italy decreased by approximately two percentage points from 2005: in fact 2006 was a normal year based on average temperatures recorded in the coldest months of the year (first and fourth quarters) as compared to lower than average temperatures in the same months of 2005, resulting in lower consumption of heating gas in 2006.

Key Consolidated Financial Data

2004	2005	2006

(million euro)
Net sales from operations		57,545	73,728	86,105
Operating profit		12,399	16,827	19,327
Net profit pertaining to Eni		7,059	8,788	9,217
Net cash provided by operating activities		12,500	14,936	17,001
Capital expenditure		7,499	7,414	7,833
Shareholders’ equity including minority interest at year end		35,540	39,217	41,199
Net borrowings at year end (1)		10,443	10,475	6,767
Net profit pertaining to Eni per share	(euro per share)	1.87	2.34	2.49
Dividend per share	(euro per share)	0.90	1.10	1.25
Net borrowings to total shareholders’ equity ratio including minority interests (leverage) (1)		0.29	0.27	0.16

(1)	For a discussion of the usefulness of and a reconciliation of these non-GAAP financial measures with the most directly comparable GAAP financial measures see "Liquidity and Capital Resources - Financial Conditions" below.

Basis of Presentation

The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. For hydrocarbon exploration and production, accounting policies generally applied by the oil industry have been adopted, with particular reference to amortization according to the Unit Of Production (UOP) method, buy-back contracts and Production Sharing Agreements. The Consolidated Financial Statements have been prepared by applying the cost method except for items that under IFRS must be recognized at fair value as described in the Notes to the Consolidated Financial Statements under the heading "Evaluation Criteria".

In adopting IFRS, Eni elected to rely upon the following exemptions as permitted under IFRS 1 "First-time Adoption of International Financial Reporting Standards" (IFRS 1):

•	no retroactive restatement of business combinations that occurred before January 1, 2004. As a result of this exemption, goodwill was not restated to take into account amortization charges recorded in previous periods before the adoption of IFRS; and
•	the election of January 1, 2005 as the transition date for the first application of IAS 32 and IAS 39, related to the evaluation of financial instruments at fair value, including derivatives. As permitted under IFRS 1, Eni has not restated information for the year 2004 which consequently are not comparable with 2005 and 2006 with respect to this matter. In the Consolidated Financial Statements for the year ended December 31, 2005 and 2006, the impact of recording certain derivative financial instruments at fair value was a euro 386 million charge and a euro 383 million gain recognized in the profit and loss account, respectively.

Critical Accounting Estimates

The preparation of these Consolidated Financial Statements in accordance with IFRS requires management to make estimates that are based on complex or subjective judgments which rely upon past experience and assumptions determined to be reasonable and realistic considering the information available at the date of the estimate. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. The main areas affected by estimates include the determination of oil and gas proved reserves and proved developed reserves, accounting for exploratory drilling costs under U.S. GAAP, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

Summarized below are the critical accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect future results.

Oil and Gas Activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that must be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.

Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage, all booked reserves will be categorized as proved undeveloped. Volumes will subsequently be recategorized from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production Sharing Agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.

Oil and natural gas reserves have a direct impact on certain amounts reported in the Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined based on the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter. Assuming all other variables are held constant, an increase in estimated proved developed reserves decreases depreciation, depletion and amortization expense. Conversely, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether an impairment of a property is to be carried out or not. The larger the volume of estimated reserves, the lower is the likelihood that the property is to be impaired.

Accounting for Suspended Well Costs under U.S. GAAP

Under U.S. GAAP costs for exploratory wells are initially capitalized pending the determination of whether the well has found proved reserves. If proved reserves are found, the capitalized costs of drilling the well are reclassified to tangible assets and amortized on a UOP basis. If proved reserves are not found, the capitalized costs of drilling the well are charged to expense. However, successful exploratory efforts are, in many cases, not declared to be proved until after an extensive and lengthy evaluation period has been completed. These issues were addressed by the FASB staff in its FSP FAS 19-1, published in April 2005, amending FAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". Under the provisions of FSP FAS 19-1, companies in the oil and gas industry are allowed to continue capitalization of an exploratory well after the completion of drilling when: (a) the well has found a sufficient quantity of reserves to justify completion as a producing well; and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. Determination of whether an exploratory well should remain capitalized after completion of drilling requires a high degree of judgment on the part of management in assessing whether the Company is making sufficient progress assessing the reserves and the economic and operating viability of a given project. The company evaluates the progress made on the basis of regular project reviews which take account of the following factors: (i) costs are being incurred to assess the reserves and their potential development; (ii) existence (or active negotiations) of sales contracts with customers for oil and natural gas; and (iii) existence of firm plans, established timetables or contractual commitments, which may include seismic testing and drilling of additional exploratory wells. As of December 31, 2006, an amount of euro 392 million remain capitalized relating to approximately 25 exploratory wells for which drilling activities have been completed for more than one year, of this capitalized amount euro 85 million (or 10 wells) relates to projects progressing towards completion of development activities, and the remaining euro 307 million (or 15 wells) relates to projects for which additional exploratory activity is underway or firmly planned. See Note 38 to the Consolidated Financial Statements.

Impairment of Assets

Eni assesses its tangible assets and intangible assets, including goodwill, for possible impairment if there are events or changes in circumstances that indicate that the carrying values of the assets are not recoverable. Such indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products.

The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal costs and value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.

For oil and natural gas properties, the expected future cash flows are estimated based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions on: future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

Goodwill and other intangible assets with indefinite useful life are not amortized but are reviewed at least annually to determine whether their carrying amount is recoverable and in any case, when trigger events arise that would lead the Company to assume the value of an asset is impaired. In particular, goodwill impairment is based on the determination of the fair value of each cash generating unit to which goodwill can be attributed on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the Company, directly or indirectly, evaluates the return on capital expenditures. If the fair value of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

Asset Retirement Obligations

Obligations related to the removal of tangible equipment and the restoration of land or seabeds require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded in the consolidated financial statements. Estimating future asset removal costs is difficult and requires management to make estimates and judgments due to the fact that most removal obligations will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligations in the period when it is incurred (typically, at the time, the asset is installed at the production location).When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (interest accretion) and any change of the estimates following the modification of future cash flows and discount rate is adopted. The recognized asset retirement obligations are based upon future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business Combinations

Accounting for the acquisition of a business requires the allocation of the purchase price to most assets and liabilities acquired based on their fair value. Any positive residual difference between the allocated amount and the purchase price is recognized as "Goodwill". Negative residual differences are charged against the profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

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

Although management, considering the actions already performed, the existing insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse impact on Eni’s consolidated results of operations and financial position as a result of such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to:

•	the possibility of a yet unknown contamination;
•	the results of the ongoing surveys and other possible effects of statements as required by the applicable regulations concerning the remediation of contaminated sites;
•	the possible effect of future environmental legislation and rules;
•	the effect of possible technological changes relating to future remediation; and
•	the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Employees Post Retirement Benefits

Defined benefit plans and other long-term benefits are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates, mortality rates.

The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows:

•	discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country;
•	the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion;
•	healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants;
•	demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; and
•	determination of expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific average expected rate of return is taken into account. Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.

Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative actuarial gains and losses, unrecognized at the end of the previous reporting period, that exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Contingencies

In addition to accruing the estimated costs for environmental liabilities, asset retirement obligations, and employee benefits, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue Recognition in the Engineering & Construction Segment

Revenue recognition in the Engineering & Construction business segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducting costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process that includes identification of risks related to geographical region, market conditions in that region and any assessment that it is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Requests for additional payments, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.

Results of Operations

Overview of the Profit and Loss Account for Three Years Ended December 31, 2004, 2005 and 2006

The table below sets forth a summary of Eni’s profit and loss account for the periods indicated. All line items included in the table below are derived from the Consolidated Financial Statements prepared in accordance with IFRS.

Year ended December 31,

2004	2005	2006

(million euro)
Net sales from operations	57,545	73,728	86,105
Other income and revenues (1)	1,377	798	783

Total revenues	58,922	74,526	86,888
Operating expenses	(41,592)	(51,918)	(61,140)
Depreciation, amortization and impairments	(4,931)	(5,781)	(6,421)

OPERATING PROFIT	12,399	16,827	19,327
Financial income (expense)	(156)	(366)	161
Income (expense) from investments	820	914	903

PROFIT BEFORE INCOME TAXES	13,063	17,375	20,391
Income taxes	(5,522)	(8,128)	(10,568)

NET PROFIT	7,541	9,247	9,823
Pertaining to:
- Eni	7,059	8,788	9,217
- minority interest	482	459	606

(1)	Includes, among other things, contract penalties, income from contract cancellations, gains on disposal of mineral rights and other fixed assets, compensation for damages and indemnities and other income.

The table below sets forth certain income statement items as a percentage of net sales from operations for the periods indicated.

Year ended December 31,

2004	2005	2006

(%)
Operating expenses	72.3	70.4	71.0
Depreciation, amortization and impairments	8.6	7.8	7.5
OPERATING PROFIT	21.5	22.8	22.4

2006 compared to 2005. Net profit pertaining to Eni in 2006 was euro 9,217 million with a euro 429 million increase from 2005 (up 4.9%) reflecting an increase in operating profit (up euro 2,500 million) recorded in particular in the Exploration & Production segment, in respect to higher realized hydrocarbon prices in dollars (oil up 22.4% and natural gas up 17.8%) combined with increased production volumes sold (up 10.2 mmBOE), which were offset in part by higher operating costs and amortization charges, and increased exploration expenses. Operating profit increased also in the Gas & Power and Engineering & Construction segments (up euro 481 and euro 198 million, respectively) and lower restructuring charges were recognized in the Other activities segment (up euro 312 million).

These increases were offset in part by a decrease in the operating profit of the Refining & Marketing segment (down euro 1,538 million) due to the circumstance that in 2005 an inventory holding gain of euro 1,064 million was recorded in connection with the impact of rising international prices of oil and refined products on the inventory evaluation according to the weighted-average cost method of inventory accounting, as compared to a euro 215 million inventory holding loss reported in 2006 as a result of a reversal in the trend of refined product and oil prices. Inventory holding gains or losses represent the difference between the cost of sales of the volumes sold during the period calculated using the cost of supplies incurred during the same period and the cost of sales calculated using the weighted-average cost method.

The effect of the increase in operating profit on net profit was offset in part by higher income taxes (up euro 2,440 million) reflecting the increase in Group tax rate, which rose from 46.8% to 51.8% mainly in the Exploration & Production segment due to:

•	the circumstance that a windfall tax on upstream earnings was enacted in Algeria effective as from August 1, 2006 (with a negative impact of euro 328 million); and
•	the circumstance that an increase in the supplemental tax rate applicable to profit before taxes earned by operations in the North Sea was enacted by the British Government effective as from January 1, 2006 (with a negative impact of euro 198 million).

2005 compared to 2004. Net profit pertaining to Eni in 2005 was euro 8,788 million with a euro 1,729 million increase over 2004 (up 24.5%) reflecting primarily an increase in operating profit (up euro 4,428 million) recorded particularly in the Exploration & Production segment, in respect to higher oil and natural gas prices in dollars (Brent up 42.3%) and higher sales volumes of oil and natural gas (up 38.3 mmBOE, or 6.7%). These positives were offset in part by higher environmental provisions (euro 532 million), a provision to the risk reserve concerning the fine imposed on February 15, 2006 by the Antitrust Authority and the estimated impact of the application of Decision No. 248/2004 of the Authority for Electricity and Gas affecting natural gas prices to residential customers and wholesalers (euro 225 million) in force from January 1, 2005 and the recording in 2004 of net gains on the sale of assets by the Exploration & Production segment (euro 320 million).

The effect of the increase in operating profit on net profit was offset in part by higher income taxes (up euro 2,606 million).

Discontinued Operations

Discontinued operations under both IFRS and U.S. GAAP in 2006, 2005 and 2004 were immaterial.

Analysis of the Line Items of the Profit and Loss Account

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

The revenues accrued in the period related to construction contracts are recognized on the basis of contractual revenues by reference to the stage of completion of a contract measured on the cost-to-cost basis. Additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the relevant amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterparts will accept them.

Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation. Exchanges of goods and services with similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.

a) Total Revenues

Eni’s total revenues were euro 86,888, euro 74,526 and euro 58,922 million in 2006, 2005 and 2004, respectively. Total revenues consist of net sales from operations and other income and revenues. Eni’s net sales from operations amounted to euro 86,105, euro 73,728 and euro 57,545 million in 2006, 2005 and 2004, respectively, and its other income and revenues totaled euro 783, euro 798 and euro 1,377 million, respectively, in these periods.

Net sales from operations

The table below sets forth, for the periods indicated, the net sales from operations generated by each of Eni’s business segments including inter-segment sales, together with consolidated net sales from operations.

Year ended December 31,

2004	2005	2006

(million euro)
Exploration & Production	15,346	22,531	27,173
Gas & Power	17,302	22,969	28,368
Refining & Marketing	26,089	33,732	38,210
Petrochemicals	5,331	6,255	6,823
Engineering & Construction	5,696	5,733	6,979
Other activities	1,279	863	823
Corporate and financial companies	851	1,239	1,174
Consolidation adjustment (1)	(14,349)	(19,594)	(23,445)

	57,545	73,728	86,105

(1)	Inter-segment sales are included in net sales from operations in order to give a more meaningful indication as to the volume of the activities to which sales from operations by segment may be related. The most substantial inter-segment sales are recorded by the Exploration & Production segment. See Note 32 to the Consolidated Financial Statements for a breakdown of inter-segment sales by segment for the reported years.

From January 1, 2006 Eni’s subsidiaries operating in diversified sectors (such as real estate services, R&D and training services) are reported within "Corporate and financial companies" with the exception of Tecnomare which is reported in the Exploration & Production segment (previously all these diversified activities were reported within "Other activities"). The "Other activities" item includes only Syndial SpA, a subsidiary which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited in past years. In order to allow for comparison, 2005 data has been reclassified accordingly; 2004 data has not been reclassified because the effect of this regrouping is immaterial.

2006 compared to 2005. Eni’s net sales from operations for 2006 were euro 86,105 million, up euro 12,377 million from 2005, or 16.8%, primarily reflecting higher product prices in all of Eni’s main operating segments, higher volumes sold of hydrocarbons and natural gas and higher activity levels in the Engineering & Construction segment, offset in part by the negative impact of the appreciation of the euro versus the dollar (up 1%).

Revenues generated by the Exploration & Production segment were euro 27,173 million, up euro 4,642 million, or 20.6%, primarily reflecting higher realizations in dollars (oil up 22.4%, natural gas up 17.8%) and higher oil and gas production sold (up 10.2 mmBOE). These positives were partially offset by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power segment were euro 28,368 million, up euro 5,399 million, or 23.5%, primarily reflecting increased natural gas prices related in particular to a favorable trading environment, higher natural gas volumes sold (up 3.14 BCM, or 3.8%) and higher electricity production sold (up 2.05 TWh, or 9%).

Revenues generated by the Refining & Marketing segment were euro 38,210 million, up euro 4,478 million, or 13.3%, primarily reflecting higher international prices for oil and refined products.

Revenues generated by the Petrochemicals segment were euro 6,823 million, up euro 568 million, or 9.1%, primarily reflecting an increase in average selling prices.

Revenues generated by the Engineering & Construction segment were euro 6,979 million, up euro 1,246 million, or 21.7%, primarily reflecting higher activity levels in the Offshore and Onshore construction businesses and a higher utilization rate of vessels and higher tariffs in the Offshore Drilling area.

2005 compared to 2004. Eni’s net sales from operations for 2005 totaled euro 73,728 million, with an increase of euro 16,183 million over 2004, up 28.1%, due principally to higher oil prices (denominated in dollars), higher refined product and petrochemical prices and higher volumes sold in Eni’s main operating segments.

Revenues generated by the Exploration & Production segment (euro 22,531 million) increased by euro 7,185 million in 2005, up 46.8%, due principally to higher oil prices realized (oil up 41.3%, natural gas up 15.5%) combined with increased hydrocarbon production volumes sold (38.4 mmBOE, or 6.7%).

Revenues generated by the Gas & Power segment (euro 22,969 million) increased by euro 5,667 million in 2005, up 32.8%, due principally to higher natural gas prices and the increase of volumes sold of natural gas (4.29 BCM, or 5.9%), and electricity (up 8.92 TWh, or 64.4%).

Revenues generated by the Refining & Marketing segment (euro 33,732 million) increased by euro 7,643 million in 2005, up 29.3%, principally due to higher international prices for oil and refined products, the effects of which were offset in part by lower volumes sold on Italian retail and wholesale markets (down 1.1 mmtonnes), the effect of the sale of LPG and refined product distribution activities in Brazil in August 2004 and lower trading activities (down 1.3 mmtonnes).

Revenues generated by the Petrochemical segment (euro 6,255 million) increased by euro 924 million in 2005, up 17.3%, due mainly to a 12% increase in the average selling prices of products and a 3.6% increase in sales volumes.

Revenues from the Engineering & Construction segment (euro 5,733 million) increased by euro 37 million in 2005, up 0.6%, reflecting mainly higher utilization rates of vessels and drilling rigs and a higher volume of orders fulfilled.

Revenues of Corporate and financial companies (euro 1,239 million) increased by euro 388 million in 2005, up 45.6%, which essentially consists of invoices for services provided to other group segments. In 2005, Corporate started supplying certain central services amounting to euro 76 million to a merged subsidiary, Italgas Più belonging to the Gas & Power segment. Other increases in revenues were essentially related to IT services (euro 27 million) and general services such as activities related to real estate rentals and maintenance, fleet of cars, company’s aircrafts, and other activities (euro 21 million).

Other income and revenues

2006 compared to 2005. Other income and revenues (euro 783 million) were substantially stable compared to 2005 (down of euro 15 million).

2005 compared to 2004. Other income and revenues (euro 798 million) declined by euro 579 million in 2005, down 42%, due mainly to lower gains on asset divestment in relation to the fact that in 2004 gains on the sale of mineral assets were recorded by the Exploration & Production segment for euro 373 million, and the fact that starting in 2005 derivative contracts on commodities were accounted for under IFRS No. 32 and 39, under which gains or losses on derivative financial contracts used to manage exposure to fluctuations in commodity prices are accounted for as financial income.

b) Operating Expenses

The table below sets forth the components of Eni’s operating expenses for the periods indicated.

Year ended December 31,

2004	2005	2006

(million euro)
Purchases, services and other	38,347	48,567	57,490
Payroll and related costs	3,245	3,351	3,650
Operating expenses	41,592	51,918	61,140

2006 compared to 2005. Operating expenses for 2006 (euro 61,140 million) were up euro 9,222 million from 2005, or 17.8%, reflecting primarily: (i) higher prices for oil-based and petrochemical feed-stocks and for natural gas, affected also by higher charges related to the climatic emergency of the first quarter of 2006; (ii) higher operating costs in the Exploration & Production segment, reflecting mainly the higher share of development projects in complex environments and sector-specific inflation; (iii) higher costs for refinery maintenance; and (iv) a risk provision of euro 239 million related mainly to fines imposed by certain antitrust and regulatory authorities. These negative factors were offset in part by the impact of the appreciation of the euro over the dollar.

Payroll and related costs (euro 3,650 million) were up euro 299 million, or 8.9%, reflecting primarily higher redundancy incentives (up euro 99 million), ordinary wage trends and higher average workforce outside Italy, in particular in the Engineering & Construction segment, partly offset by a reduction in average workforce in Italy.

2005 compared to 2004. Operating expenses (euro 51,918 million) increased by euro 10,326 million in 2005 compared to 2004, up 24.8%, due mainly to: (i) higher prices for oil-based and petrochemical feed stocks and for natural gas; (ii) higher environmental provisions (euro 532 million), recorded in particular in the Other activities and the Refining & Marketing segment in connection with reclamation and remediation activities of certain industrial plants related to businesses exited by Eni in past years and environmental liabilities relating to refineries and the distribution network in Italy; (iii) an increase in provisions relating to the fine imposed on February 15, 2006 by the Antitrust Authority and the estimated impact of the application of Decision No. 248/2004 of the Authority for Electricity and Gas from January 1, 2005 (euro 515 million); (iv) a euro 87 million increase in insurance charges deriving from the extra premium due for 2005 and for the next five years (assuming normal accident rates) related to the interest of Eni in Oil Insurance Ltd. These higher insurance charges reflect the exceptionally high rate of accidents in the two-year period 2004-2005; and (v) increases in provisions relating to certain legal proceedings and contractual obligations (euro 58 million). These increases were partially offset by the sale of activities in Brazil in August 2004.

Payroll and related costs (euro 3,351 million) were up euro 106 million in 2005, or 3.3%, reflecting primarily an increase in unit labor cost in Italy, offset in part by a decline in the average number of employees in Italy and the effect of the sale of refined product distribution activities in Brazil.

c) Depreciation, Amortization and Impairments

The table below sets forth a breakdown of depreciation, amortization and impairments by business segment for the periods indicated.

Year ended December 31,

2004	2005	2006

(million euro)
Exploration & Production (1)	3,047	3,945	4,646
Gas & Power	637	684	687
Refining & Marketing	465	462	434
Petrochemicals	114	118	124
Engineering & Construction	184	176	195
Other activities	45	16	6
Corporate and financial companies	106	112	70
Impact of inter-segment profits elimination (2)		(4)	(9)

Total depreciation and amortization	4,598	5,509	6,153
Impairments	333	272	268

	4,931	5,781	6,421

(1)	Exploration expenditures of euro 1,075, euro 618 and euro 564 million are included in these amounts relative to the years 2006, 2005 and 2004, respectively.
(2)	This item concerned mainly intra-group sales of goods, services and capital assets recorded at period end in the equity of the purchasing business segment.

2006 compared to 2005. In 2006 depreciation and amortization charges (euro 6,153 million) increased by euro 644 million, or 11.7%, from 2005 mainly in the Exploration & Production segment (euro 701 million) reflecting primarily higher exploration expenditure and increased development costs incurred for developing new fields and maintaining production levels in mature fields combined with the effects of higher production levels.

Impairments (euro 268 million) concerned mainly mineral assets in the Exploration & Production segment (euro 129 million), intangible assets in the Gas & Power segment and tangible assets in the Petrochemical segment. No impairments were recognized in connection with the unilateral cancellation by the Venezuelan state oil company PDVSA of the service contract regulating mineral activities at the Dación oilfield in Venezuela as management expects to fully recover the book value of Eni’s assets relating to this field. For a full description of this matter see "Item 4 – Exploration & Production – Venezuela".

2005 compared to 2004. Depreciation, amortization and impairment charges (euro 5,781 million) increased by euro 850 million in 2005 compared to 2004, up 17.2%. Depreciation and amortization charges (euro 5,509 million) were up euro 911 million, or 19.8%, from 2004 to 2005 mainly in the Exploration & Production segment (up euro 898 million) reflecting primarily: (i) higher development costs for new fields and increased costs incurred to maintain production levels in certain mature fields; (ii) the impact on amortization charges of the revision of previous estimates of asset retirement and removal costs relating to certain fields located in the UK, Norway, Kazakhstan; (iii) the impact of oil prices on amortization in PSAs and buy-back contracts; (iv) higher production; and (v) higher exploration costs (up euro 54 million). In the Gas & Power segment amortization charges increased by euro 47 million due to the coming on stream of the GreenStream pipeline and new power generation capacity.

Impairments (euro 272 million) concerned mainly Exploration & Production (euro 156 million), Other activities (euro 75 million) and Petrochemicals (euro 29 million) segments.

d) Operating Profit by Segment

The table below sets forth Eni’s operating profit by business segment for the periods indicated.

Year ended December 31,

2004	2005	2006

(million euro)
Exploration & Production	8,185	12,592	15,580
Gas & Power	3,428	3,321	3,802
Refining & Marketing	1,080	1,857	319
Petrochemicals	320	202	172
Engineering & Construction	203	307	505
Other activities	(395)	(934)	(622)
Corporate and financial companies	(363)	(377)	(296)
Impact of inter-segment profits elimination (1)	(59)	(141)	(133)

Operating profit	12,399	16,827	19,327

(1)	This item concerned mainly intra-group sales of goods, services and capital assets recorded at period end in the equity of the purchasing business segment.

The table below sets forth, for each of Eni’s principal business segments, operating profit as a percentage of such segment’s net sales from operations (including inter-segment sales) for the periods indicated.

Year ended December 31,

2004	2005	2006

(%)
Exploration & Production	53.3	55.9	57.3
Gas & Power	19.8	14.5	13.4
Refining & Marketing	4.1	5.5	0.8
Petrochemicals	6.0	3.2	2.5
Engineering & Construction	3.6	5.4	7.2

Group	21.5	22.8	22.4

Exploration & Production. Operating profit in 2006 amounted to euro 15,580 million, up euro 2,988 million from 2005, or 23.7%, reflecting higher realizations in dollars (oil up 22.4%, natural gas up 17.8%) combined with higher production volumes sold (up 10.2 mmBOE or 1.7%), partly offset by: (i) increased production costs and amortization charges related in particular to higher cost incurred in developing new fields and maintaining production levels at mature fields and sector-specific inflation; (ii) increased exploration expenses (euro 457 million, including exchange rate differences); and (iii) the negative net impact of the appreciation of the euro over the dollar (approximately euro 155 million), as a decrease in revenues due to exchange rate differences was only partly offset by a decrease in operating costs and amortization charges.

Operating profit in 2005 amounted to euro 12,592 million, a euro 4,407 million increase compared to 2004, up 53.8%, due to: (i) higher oil and gas prices (oil prices up 41.3% in dollars, natural gas prices up 15.6% in dollars); (ii) higher production volumes sold (up 38.4 mmBOE, or 6.7%); and (iii) lower asset impairment charges (euro 40 million). These positive factors were offset in part by: (i) higher operating costs and amortization charges; (ii) net gains on divestments recorded in 2004 (euro 320 million); and (iii) higher insurance charges.

Gas & Power. Operating profit in 2006 amounted to euro 3,802 million, a euro 481 million increase compared to 2005, up 14.5%, reflecting: (i) higher selling margins on natural gas against the backdrop of a favorable trading environment; (ii) a lower impact of the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 248/2004 as modified by Resolution No. 134/2006 enacted on July 1, 2006. Resolution No. 134/2006 mitigated the impact of the indexation mechanism provided for by Resolution No. 248/2004, and, additionally, established that the impact of Resolution No. 248 on 2005 be split among gas supplier and wholesaler in case the former renegotiated gas supply contracts based on the terms of Resolution No. 248/2004. As a consequence of this, Eni partly reversed a provision accrued in 2005 financial statements with respect to Resolution No. 248 having fulfilled the renegotiation obligation set forth by Resolution No. 134/2006 (see Item 4 – Regulation of Natural Gas); and (iii) a growth in natural gas sales by consolidated subsidiaries (up 3.14 BCM, or 3.8%), in volumes transported outside Italy due to the coming on line of volumes transported through the GreenStream pipeline from Libya, and in electricity production sold (up 2.05 TWh, or 9%). Furthermore, the comparison of the operating result for the year to last year’s result benefits from the circumstance that in 2005 a provision pertaining to a fine imposed by the Italian Antitrust Authority was accrued for euro 290 million, partly offset by the circumstance that in 2006 a provision to the risk reserve regarding mainly certain fines imposed by the Authority for Electricity and Gas, and higher asset impairments environmental charges and provisions for redundancy incentives were recorded (for a cumulative amount euro 147 million).

These positives were partly offset by: (i) a lower operating result from transportation activities in Italy due to the tariff regime enacted by the Authority for Electricity and Gas with Resolution No. 166/2005 resulting in lower transport tariff and a lower operating result from retail distribution activities due to lower volumes; and (ii) higher purchase costs incurred in the first quarter of the year, owing to a climatic emergency.

Operating profit in 2005 amounted to euro 3,321 million, a euro 107 million decrease compared to 2004, down 3.1%, due mainly to: (i) a provision increase relating to the fine imposed on February 15, 2006 by the Antitrust Authority (euro 290 million) and the estimated impact of the application of Decision No. 248/2004 of the Authority for Electricity and Gas from January 1, 2005 affecting natural gas prices to residential customer and wholesalers (euro 225 million); (ii) weaker realized margins on natural gas sales related to competitive pressure offset in part by favorable trends in prices of certain refined products to which natural gas sale and purchase prices are contractually indexed resulting in a higher increase of selling prices as compared to supply costs when comparing 2005 to 2004; and (iii) other provision increases (euro 46 million). These negative factors were offset in part by: (i) increased natural gas sales volumes (up 6.13 BCM including own consumption, or 8%) and higher natural gas volumes distributed; (ii) a higher operating profit in natural gas transport activities outside Italy; and (iii) a higher operating profit of power generation activities which almost doubled to euro 138 million in 2005, up euro 77 million, reflecting primarily an increase in sold production of electricity (8.92 TWh, up 64.4%), offset in part by a decline in realized margins related to unfavorable trends in prices of certain refined products to which electricity selling prices and purchase prices of fuels (in particular natural gas) are contractually indexed resulting in a higher increase of supply costs as compared to selling prices when comparing 2005 to 2004.

Refining & Marketing. Operating profit in 2006 amounted to euro 319 million, a euro 1,538 million decrease compared to 2005, down 82.8%, due essentially to: (i) the circumstance that in 2005 an inventory holding gain of euro 1,064 million was recorded in connection with the impact of rising international prices of oil and refined products on the inventory evaluation according to the weighted-average cost method of inventory accounting, as compared to a euro 215 million inventory holding loss reported in 2006 as a result of a reversal in the trend of refined product and oil prices. Inventory holding gains or losses represent the difference between the cost of sales of the volumes sold during the period calculated using the cost of supplies incurred during the same period and the cost of sales calculated using the weighted-average cost method; (ii) lower realized refining margins reflecting an unfavorable trading environment and the appreciation of the euro versus the dollar, combined with the impact of longer refinery standstills due to planned maintenance, partly offset by the higher profitability of processed crude; (iii) a decline in the operating performance of Italian marketing activities due to lower volumes sold which were negatively affected by the mild weather conditions registered in the fourth quarter and the divestment of Italiana Petroli carried out in September 2005; (iv) environmental provisions (euro 111 million); (v) a fine imposed by the Italian Antitrust Authority (euro 109 million); and (vi) provisions for redundancy incentives (euro 47 million).

On the positive side, marketing activities in the rest of Europe recorded improved results reflecting higher retail margins and higher volumes sold.

Operating profit in 2005 amounted to euro 1,857 million, a euro 777 million increase compared to 2004, up 71.9%, due essentially to: (i) an inventory holding gain of euro 1,064 million (euro 393 million in 2004); (ii) higher realized margins in refining (the margin on Brent was up 1.43 $/BBL, or 32.9%) combined with higher volumes processed and an improvement in the mix of refined products obtained, the effect of which was offset in part by the impact of the standstill of the Gela refinery in the first part of 2005 owing to the damage caused by a sea storm in December 2004; (iii) higher operating profit in distribution activities in Italy; and (iv) an increase in operating results of refining and marketing activities in the rest of Europe related to a favorable trend of the trading environment for refining and to increased retailing sales in particular in Germany, Spain and the Czech Republic, due to the purchase/construction of service stations. These positive factors were offset in part by a euro 185 million increase in operating expenses related in particular to higher environmental provisions and higher insurance costs and the effect of the sale of Agip do Brasil (euro 28 million) in August 2004.

Petrochemicals. Operating profit in 2006 amounted to euro 172 million, a euro 30 million decrease compared to 2005, down 14.9%, due to: (i) lower selling margins recorded mainly in the first half of the year. This decline affected all businesses with the exception of polyethylene, owing to increases in the cost of oil-based feed-stocks not transferred to selling prices; and (ii) higher asset impairments (euro 21 million), higher redundancy incentives (euro 15 million) and a risk provisions related to a fine imposed by the European Antitrust Authority (euro 13 million). Results for the year were also negatively impacted by the accident occurred at the Priolo refinery in April resulting in lower product availability.

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

Engineering & Construction. Operating profit in 2006 amounted to euro 505 million, a euro 198 million increase compared to 2005, up 64.5%. This increase was recorded in particular in the following business areas: (i) Offshore, due to a higher activity level in the Caspian region and Nigeria; (ii) Offshore Drilling, due to higher tariffs for the Scarabeo 3 and Scarabeo 5 semi-submersible platforms and higher activity levels of the Perro Negro 5 jack-up and Scarabeo 4 semi-submersible platform; and (iii) Onshore due to higher activity related essentially to the start up of some large projects acquired in 2005.

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

Other activities. In 2006 and 2005 this reporting segment included only the results of operations of Eni’s subsidiary Syndial which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited in past years. In 2004, this reporting segment also included the results of operations of certain diversified subsidiaries running general services to Eni’s businesses. Starting in 2006, said subsidiaries have been reallocated in Eni’s other reporting segments. Data for the year 2005 have been restated; previous year data have not been restated due to the circumstance that operating results of these subsidiaries were immaterial.

The Other activities reported an operating loss of euro 622 million for 2006, improving by euro 312 million, or 33.4% compared to the loss recorded in 2005 (euro 934 million), due mainly to lower environmental charges, lower provisions for risks and lower asset impairments (for a cumulative positive effect of euro 395 million). This was partly offset by the recording of a charge related to a fine imposed by the European Antitrust Authority (euro 62 million).

The Other activities reported an operating loss of euro 934 million for 2005, higher by euro 539 million, or 136.5% compared to the loss recorded in 2004, due essentially to a euro 504 million increase in Syndial’s operating loss relating to: (i) higher provisions for environmental liabilities of euro 328 million reflecting primarily to the clean up of the Porto Marghera site and the settlement agreed with certain Italian authorities for the environmental damages and remediation of the same site, the reclamation of areas belonging to the Mantova plant and the dismantling of inactive plants and tanks in the Porto Torres site; (ii) provisions for contractual risks (euro 71 million) essentially related to the inability to fulfill certain contractual obligations in connection with product supply and litigations (euro 40 million); and (iii) higher asset impairments (up euro 56 million from euro 19 million to euro 75 million); impairments in 2005 related in particular to the Scarlino and Porto Torres plants, up euro 44 million and euro 19 million, respectively.

Corporate and financial companies. These activities include results of operation of the headquarter of the parent company Eni SpA, of Eni’s subsidiaries engaged in treasury services and of other Eni’s subsidiaries, such as, among others, EniServizi, Eni Corporate University and AGI.

The aggregate Corporate and financial companies reported an operating loss of euro 296 million, lower by euro 81 million, or 21.5% compared to the loss recorded in 2005 (euro 377 million), due essentially to lower operating costs and lower risk provisions.

The aggregate Corporate and financial companies reported an operating loss of euro 377 million for 2005, down euro 14 million, or 3.9% from 2004, due essentially to an increase in IT costs, up euro 48 million, arising from higher activity levels, and institutional communication costs, up euro 7 million. These negative factors were partly offset by lower risk provisions.

e) Net Financial Income

The table below sets forth a breakdown of Eni’s net financial expense for the periods indicated:

Year ended December 31,

2004	2005	2006

(million euro)
Income (expense) on derivatives	34	(386)	383
Exchange differences, net		169	(152)
Interest income from banks	59	60	194
Financial expense on short and long-term debt	(413)	(420)	(462)
Financial expense due to the passage of time	(109)	(109)	(116)
Other financial income and expense, net	71	161	198
	(358)	(525)	45
Financial expense capitalized	202	159	116

	(156)	(366)	161

2006 compared to 2005. Net financial income (euro 161 million) was up euro 527 million from 2005 when net financial expenses of euro 366 million were recorded. The increase reflected: (i) gains arising from the fair value evaluation of financial derivative instruments recorded in the profit and loss account instead of being recognized on the balance sheet in connection with related assets, liabilities and commitments because Eni’s financial derivative instruments do not meet the formal criteria to be assessed as hedging instruments under IFRS. These gains were partially offset by the impact of exchange rates differences which were recorded in connection with certain assets or liabilities (said exchange rate differences reversed from a net gain of euro 169 million in 2005 to a net loss of euro 152 million in 2006); and (ii) higher interest income deriving from a higher average availability of cash and cash equivalents offset in part by the impact of higher interest rates on dollar loans (Libor up 1.7 percentage points) and on euro loans (Euribor up 0.9 percentage points).

2005 compared to 2004. Net financial expense (euro 366 million) was up euro 210 million from 2004, or 135%, due to charges pertaining to changes in the fair value of derivative financial contracts and to higher interest rate charges on dollar loans (relating to an increase in Libor of 2 percentage points), the effects of which were offset in part by a decrease in average net borrowings9 and the fact that in 2004 a euro 62 million increase in the risk reserve provision was recorded in connection with assignment of a financing receivable to the acquirer of a divested affiliate of Eni which is expected to be unable to repay such receivable on the basis of management estimates.

f) Net Income from Investments

2006 compared to 2005. Net income from investments in 2006 was euro 903 million and concerned primarily: (i) Eni’s share of profit of affiliates accounted for under the equity method (euro 795 million), in particular affiliates in the Gas & Power and Refining & Marketing segments. The equity result recorded by Eni on its affiliate Galp Energia SGPS SA reflected a gain recorded by Galp in its statutory accounts on the sale of certain regulated assets in the natural gas business to Rede Eléctrica Nacional in Portugal. Eni’s share of the gain was euro 73 million; (ii) dividends received by affiliates accounted for at cost (euro 98 million, of which euro 56 million related to Nigeria LNG); and (iii) net gains on disposal (euro 18 million).

_______________

(9)	Excluding loans directed to specific capital expenditure projects in the Exploration & Production and Gas & Power segments, whose financial charges are recognized as an increase of the relevant capital goods.

The euro 11 million decrease in net income from investments from 2005 was due essentially to lower gains related in particular to the recording in 2005 of the gain on the divestment of Italiana Petroli SpA (euro 132 million), whose effects were offset in part by improved results of operations of affiliates in the Gas & Power segment, in particular Unión Fenosa Gas SA and Blue Stream Pipeline Co BV and higher dividends distributed by Nigeria LNG.

2005 compared to 2004. In 2005 net income from investment was euro 914 million and concerned primarily: (i) Eni’s share of income of affiliates accounted for under the equity method (euro 737 million), in particular affiliates in the Gas & Power (euro 358 million) and Refining & Marketing (euro 221 million) segments; (ii) gains on disposal (euro 179 million) relating in particular to the sale of 100% of IP (euro 132 million) and a 2.33% stake in Nuovo Pignone Holding SpA (euro 24 million); and (iii) dividends received by affiliates accounted for under the cost method (euro 33 million).

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

g) Taxes

2006 compared to 2005. Income taxes were euro 10,568 million, up euro 2,440 million from 2005, or 30%, and reflected primarily higher profit before taxes (euro 3,016 million) and a 5 percentage point increase (from 46.8 to 51.8%) in the Group effective tax rate, calculated as the ratio of income taxes to net profit before taxes. This increase in the Group tax rate reflected mainly: (i) the enactment of a windfall tax on upstream earnings in Algeria effective as from August 1, 2006 (with an overall impact of euro 328 million, of which euro 149 million pertaining to taxation for the period and euro 179 million pertaining to the deferred tax impact); (ii) an increase in the supplemental tax rate implemented by the British Government, applicable to profit before taxes earned by operations in the North Sea, effective as from the beginning of the year, affecting both current taxation and deferred tax (with an overall impact of euro 198 million, of which euro 107 million pertaining to taxation for the period and euro 91 million pertaining to the deferred tax impact); and (iii) a provision for the settlement of a tax claim in Venezuela (with an overall impact of euro 77 million).

2005 compared to 2004. Income taxes were euro 8,128 million, up euro 2,606 million from 2004, or 47.2%, and reflected primarily higher profit before taxes (euro 4,312 million). The Group’s effective tax rate increased 4.5 percentage points to 46.8% (42.3% in 2004). There were three factors behind this increase. First, the higher share of profit before income taxes earned by subsidiaries in the Exploration & Production segment operating in countries where the statutory tax rate is higher than the Group tax rate. Second, profit for the year was adversely impacted by higher non-deductible charges pertaining to increases in risk reserve provision, relating mainly to a fine imposed by the Italian Antitrust Authority. The third factor was a lower share of non-taxable income pertaining in particular to lower gains on disposals of shareholdings in consolidated subsidiaries and of investments recorded under the item "Net Income from Investments" (see above).

h) Minority Interest

2006 compared to 2005. Minority interest was euro 606 million, up euro 147 million from 2005, or 32.0%, and concerned primarily Snam Rete Gas SpA (euro 287 million) and Saipem SpA (euro 303 million). This increase in minority interest mainly reflected the improvement in Saipem’s results of operations.

2005 compared to 2004. Minority interest was euro 459 million and concerned primarily Eni’s interest in Snam Rete Gas SpA (euro 321 million) and Saipem SpA (euro 115 million).

Liquidity and Capital Resources

The table below sets forth the principal components of Eni’s change in cash and cash equivalent for the periods indicated.

Year ended December 31,

2004	2005	2006

(million euro)
Net profit	7,541	9,247	9,823
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- amortization and depreciation and other non monetary items	5,092	6,518	5,753
- net gains on disposal of assets	(793)	(220)	(59)
- dividends, interest, income taxes and other changes	5,740	8,471	10,435

Net cash generated from operating profit before changes in working capital	17,580	24,016	25,952
Changes in working capital related to operations	(909)	(2,422)	(1,024)
Dividends received, taxes paid, interest (paid) received during the year	(4,171)	(6,658)	(7,927)

Net cash provided by operating activities	12,500	14,936	17,001
Capital expenditure	(7,499)	(7,414)	(7,833)
Investments (1)	(316)	(127)	(95)
Disposals	1,547	542	328
Other cash flow related to capital expenditure, investments and divestments including securities and financing receivables not related to operations	308	184	577
Changes in short and long-term financial debt	(3,743)	(540)	(682)
Dividends paid and changes in minority interests and reserves	(3,175)	(7,284)	(6,443)
Effect of changes in consolidation and exchange differences	(55)	33	(201)

Change in cash and cash equivalent for the year	(433)	330	2,652

Cash and cash equivalent at the beginning of the year	1,436	1,003	1,333
Cash and cash equivalent at year end	1,003	1,333	3,985

(1)	This item refers mainly to the acquisition of equity of other companies.

The table below sets forth the principal components of Eni’s change in net borrowings (2) for the periods indicated.

Year ended December 31,

2004	2005	2006

(million euro)
Net cash provided by operating activities	12,500	14,936	17,001
Capital expenditure	(7,499)	(7,414)	(7,833)
Investments	(316)	(127)	(95)
Disposals	1,547	542	328
Other cash flow related to capital expenditure, investments and divestments	97	293	361
Net borrowings (2) of acquired companies		(19)
Net borrowings (2) of divested companies	190	21	1
Exchange differences on net borrowings and other changes	(64)	(980)	388
Dividends paid and changes in minority interests and reserves	(3,175)	(7,284)	(6,443)

Change in net borrowings (2)	3,280	(32)	3,708

Net borrowings (2) at the beginning of the year	13,723	10,443	10,475
Net borrowings (2) at year end	10,443	10,475	6,767

(2)	Net borrowings is a non-GAAP financial measure. For a discussion of the usefulness of net borrowings and its reconciliation with the most directly comparable GAAP financial measures see "Financial Condition" below.

Analysis of Certain Components of Eni’s Change in Net Borrowings:

a) Net Cash generated from Operating Profit before Changes in Working Capital

Net cash generated from operating profit before changes in working capital totaled euro 25,952 million in 2006 and euro 24,016 million in 2005. The euro 1,936 million increase from 2005 reflected primarily increased results of operations.

Net profit for 2006 was adjusted to take into account amortization and depreciation and other non-monetary items (euro 5,753 million), which concerned primarily depreciation and amortization of tangible and intangible assets (euro 6,153 million), non-monetary charges relating to environmental and risk provisions, impairments of fixed assets and investments (euro 268 million) primarily resulting from the impairment of proved and unproved property in the Exploration & Production segment (euro 129 million). Adjustments to net profit also included income taxes and interest expense (euro 10,435 million).

In 2005, net profit was adjusted to take into account amortization and depreciation and other non-monetary items (euro 6,518 million), which concerned primarily depreciation and amortization of tangible and intangible assets (euro 5,509 million), impairments of fixed assets and investments (euro 272 million) primarily resulting from the impairment of proved and unproved property in the Exploration & Production segment (euro 156 million) and a euro 75 million impairment charge in the Other activities segment. Adjustments to net profit also included income taxes and interest expense (euro 8,471 million).

b) Changes in Working Capital related to Operations

In 2006, the increase in net working capital (euro 1,024 million) was mainly due to: (i) a euro 1,952 million increase in trade accounts receivable essentially related to a growth in sales volumes of oil and natural gas; and (ii) an increase of inventories (euro 953 million) in connection with the evaluation of inventories of refined products under the weighted-average cost method of accounting. This increase was partly offset by an increase in trade accounts payable (euro 2,146 million).

In 2005, the increase in net working capital (euro 2,422 million) was mainly due to a euro 4,413 million increase in trade accounts receivable due essentially to the impact of increased international oil and refined product prices, growth in sales volumes of oil and natural gas and currency translation effects. This increase was partly offset by an increase in the euro value of trade accounts payable (euro 3,030 million) resulting from the same reasons as the increase in trade accounts receivable.

c) Dividends received, Taxes paid, Interest (paid) received during the Year

Dividends, interest and taxes paid (which is net of amounts received) totaled euro 7,927 million in 2006 and euro 6,658 million in 2005 and concerned primarily the payment of income taxes (euro 8,876 million in 2006 and euro 6,619 million in 2005).

d) Capital Expenditure and Investing Activities

Capital expenditure totaled euro 7,833 million in 2006 and euro 7,414 million in 2005.

In 2006, 90% of capital expenditure related to the Exploration & Production (euro 5,203 million), Gas & Power (euro 1,174 million) and Refining & Marketing (euro 645 million) segments.

In 2005, 91% of capital expenditure related to the Exploration & Production (euro 4,965 million), Gas & Power (euro 1,152 million) and Refining & Marketing (euro 656 million) segments.

For a discussion of capital expenditure by business segment and a description of changes from one year to another see below "Capital Expenditure by Segment".

Investments (including net borrowings acquired) totaled euro 95 million in 2006 and euro 146 million in 2005.

e) Disposals

Disposals (including net debt discharged) totaled euro 329 million in 2006 and euro 563 million in 2005.

In 2006, disposals (euro 329 million, including net borrowing) concerned primarily: (i) the Exploration & Production segment (euro 229 million) related in particular to disposal of mineral assets and other minor assets; (ii) the Gas & Power segment, related to the divestment of 13.5% of the share capital of EniPower Mantova (euro 17 million) and other minor assets; and (iii) the Refining & Marketing segment related to the divestment of minor assets (euro 25 million).

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

f) Dividends paid and Changes in Minority Interests and Reserves

In 2006, dividends paid and changes in minority interests and reserves (euro 6,443 million) related mainly to the dividend distribution to Eni shareholders for euro 4,610 million (of which euro 2,400 million related to the balance for the fiscal year 200510 and euro 2,210 million11 as an interim dividend for fiscal year 2006) and the distribution of dividend to minority interest by Snam Rete Gas SpA and Saipem SpA (euro 207 million) and other consolidated subsidiaries (euro 15 million) and the buy-back program (for euro 1,241 million by Eni SpA and for euro 477 million by Snam Rete Gas SpA and Saipem SpA).

In 2005, dividends paid and changes in minority interests and reserves (euro 7,284 million) related mainly to the dividend distribution for fiscal year 2004 of euro 3,384 million12 and the payment of an interim dividend of euro 1,686 million carried out by Eni SpA, the payment of dividends by Snam Rete Gas SpA (euro 1,171 million13 of which euro 976 million was paid as an extraordinary dividend) and other consolidated subsidiaries (euro 9 million) and the buy-back program (euro 1,034 million).

Financial Condition

Eni evaluates its financial condition by reference to "net borrowings", which is a non-GAAP financial measure. Eni calculates net borrowings as total finance debt (short-term and long-term debt) derived from its Consolidated Financial Statements prepared in accordance with IFRS less: cash, cash equivalents and certain very liquid investments not related to operations including, among others, non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist mainly of amounts due to Eni from banks and other financing institutions and deposits in escrow. Securities not related to operations consist primarily of government bonds and securities from financing institutions.

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

_______________

(10)	The unit dividend resolved by the Shareholders’ Meeting for fiscal year 2005 was euro 1.10 per share of which euro 0.65 per share was paid as balance in June 2006 and euro 0.45 as an interim dividend in October 2005. The balance per ADR was $1.64 as converted at the Noon Buying Rate of 1 euro = 1.2582 U.S. dollars at the payment date of June 22, 2006.
(11)	Corresponding to euro 0.60 per share, or $1.52 per ADR converted at the Noon Buying Rate of 1 euro = 1.2669 U.S. dollars as at the payment date of October 26, 2006.
(12)	Corresponding to euro 0.90 per share, or $2.17 per ADR converted at the Noon Buying Rate of 1 euro = 1.2054 U.S. dollars as at the payment date of June 23, 2005.
(13)	Corresponding to euro 0.45 per share, or $1.09 per ADR converted at the Noon Buying Rate of 1 euro = 1.2148 U.S. dollars as at the payment date of October 27, 2005.

The tables below set forth the calculations of net borrowings and leverage for the periods indicated and their reconciliation to the most directly comparable GAAP measure.

As of December 31,

2004	2005	2006

Short-term	Long-term	Total	Short-term	Long-term	Total	Short-term	Long-term	Total

(million euro)
Total debt (short-term and long-term debt)	5,077	7,607	12,684	5,345	7,653	12,998	4,290	7,409	11,699
Cash and cash equivalent	(1,003)		(1,003)	(1,333)		(1,333)	(3,985)		(3,985)
Securities not related to operations	(792)	(1)	(793)	(903)	(28)	(931)	(552)		(552)
Non operating financing receivables	(11)	(240)	(251)	(12)	(247)	(259)	(143)	(252)	(395)
Other, net	(194)		(194)

Net borrowings	3,077	7,366	10,443	3,097	7,378	10,475	(390)	7,157	6,767

As of December 31,

2004	2005	2006

Shareholders’ equity including minority interests as per Eni’s Consolidated Financial Statements prepared in accordance with IFRS	(million euro)	35,540	39,217	41,199
Ratio of total debt to total shareholders’ equity including minority interests		0.36	0.33	0.28
Less: ratio of cash, cash equivalent and certain liquid investments not related to operations to total shareholders’ equity including minority interests		(0.07)	(0.06)	(0.12)
Ratio of net borrowing to total shareholders’ equity including minority interests (leverage)		0.29	0.27	0.16

In 2006, net borrowings amounted to euro 6,767 million, a euro 3,708 million decrease over 2005. Total debt of euro 11,699 million consisted of euro 4,290 million short-term debt (including the portion of long-term debt due within twelve months equal to euro 890 million) and euro 7,409 million of long-term debt.

Total debt included bonds for euro 5,097 million (including accrued interest and discount on issuance). Bonds maturing in the next 18 months amounted to euro 787 million (including accrued interest and discount). Bonds issued in 2006 amounted to euro 219 million (including accrued interest and discount). Total debt was denominated in the following currencies: euro (74%), U.S. dollar (12%), pound sterling (11%) and 3% in other currencies.

In 2005, net borrowings amounted to euro 10,475 million, a euro 32 million increase over 2004. Total debt of euro 12,998 million consisted of euro 5,345 million short-term debt (including the portion of long-term debt due within twelve months equal to euro 733 million) and euro 7,653 million of long-term debt.

Total debt included bonds for euro 5,339 million (including accrued interest and discount on issuance). Bonds maturing in the next 18 months amounted to euro 436 million (including accrued interest and discount). Bonds issued in 2005 amounted to euro 441 million (including accrued interest and discount). Total debt was denominated in the following currencies: euro (72%), U.S. dollar (16%), pound sterling (8%) and 4% in other currencies.

Short-term Debt

As of December 31, 2006, short-term debt of euro 3,400 million (excluding the portion of long-term debt due within twelve months) decreased by euro 1,212 million over 2005. The weighted average interest rate of Eni’s short-term debt was 2.8% and 3.9% for the years ended December 31, 2005 and 2006, respectively.

As of December 31, 2006, Eni maintained committed and uncommitted unused lines of credit for euro 5,896 and euro 6,523 million, respectively (euro 5,855 million and euro 4,783 million, respectively, at December 31, 2005 and euro 5,304 million and euro 7,771 million, respectively, at December 31, 2004). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

As of December 31, 2005, short-term debt of euro 4,612 million (excluding the portion of long-term debt due within twelve months) increased by euro 462 million over 2004. The weighted average interest rate of Eni’s short-term debt was 2.5% and 2.8% for the years ended December 31, 2004 and 2005, respectively.

Long-term Debt

As of December 31, 2006, long-term debt of euro 8,299 million decreased by euro 87 million over 2005.

Eni entered into financing arrangements with the European Investment Bank, relating to a bank debt that requires it to maintain certain financial ratios generally based on Eni’s consolidated financial statements or of a rating not inferior to A- (S&P) and A3 (Moodys). At December 31, 2005 and December 31, 2006, the amount of short and long-term debt subject to restrictive covenants was euro 1,258 million and euro 1,131 million, respectively (euro 1,104 million as of December 31, 2004). In addition, Saipem SpA entered into financing arrangements with banks for euro 75 million (euro 275 million and euro 300 million at December 31, 2005 and 2004, respectively), that require it to maintain certain financial ratios generally based on Saipem’s Consolidated Financial Statements. Eni and Saipem are in compliance with the covenants contained in these financing arrangements. Bonds for euro 5,097 million concern bonds issued within the Euro Medium Term Notes Program for a total of euro 4,424 million and other bonds for a total of euro 673 million.

As of December 31, 2005, long-term debt of euro 8,386 million decreased by euro 148 million over 2004. As of December 31, 2005, bonds of euro 5,339 million included bonds issued under the Medium Term Notes Program for a total of euro 4,365 million and other bonds for a total of euro 974 million.

The weighted average interest rate on Eni’s long-term debt (including current maturities) at December 31, 2006 was approximately 4.8% (4.5% at December 31, 2005).

Capital Expenditure by Segment

The table below sets forth a breakdown, by segment, of capital expenditure.

Year ended December 31,

2004	2005	2006

(million euro)
Exploration & Production	4,853	4,965	5,203
Gas & Power	1,451	1,152	1,174
Refining & Marketing	693	656	645
Petrochemicals	148	112	99
Engineering & Construction	186	349	591
Other activities	49	48	72
Corporate and financial companies	119	132	88
Impact of inter-segment profits elimination			(39)

	7,499	7,414	7,833

Exploration & Production. In 2006, capital expenditure of the Exploration & Production segment amounted to euro5,203 million, representing an increase of euro238 million, or 4.8%, from 2005 due to the increase in exploration expenditure in particular in Egypt and Nigeria. These effects were offset in part by lower development expenditure resulting essentially from the completion of relevant projects in Libya, Nigeria and the circumstance that in 2005 an additional 1.85% interest in the Kashagan project was purchased with an outlay of euro169 million. Capital expenditure for 2006 concerned mainly development expenditure (euro3,629 million, compared to euro3,952 million in 2005) directed mainly outside Italy (euro3,226 million), in particular in Kazakhstan, Angola and Egypt. Development expenditure in Italy (euro403 million) concerned in particular the continuation of drilling development wells, the completion of work for plant and infrastructure in Val d’Agri and sidetrack and infilling actions in mature areas. Exploration expenditure amounted to euro1,348 million (euro656 million in 2005), of which about 90% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Angola, Egypt, Norway, Nigeria and the Gulf of Mexico. In Italy exploration concerned essentially the offshore Sicily, the Po Valley and the Adriatic Sea.

In 2005, capital expenditure of the Exploration & Production segment amounted to euro 4,965 million, representing an increase of euro 112 million, or 2.3%, from 2004 due primarily to higher unit development costs in connection with a higher rate of development activity for new fields in complex environments and in mature areas, and higher costs of certain productive factors (e.g. tariffs of drilling rigs). Capital expenditure for 2005 concerned mainly development expenditure (euro 3,952 million, compared to euro 4,310 million in 2004) directed mainly outside Italy (euro 3,541 million), in particular in Kazakhstan, Libya, Angola and Egypt.

Development expenditure in Italy (euro 411 million) concerned in particular the completion of work for plant and infrastructure in Val d’Agri and sidetrack and infilling actions in mature areas. Exploration expenditure amounted to euro 656 million (euro 499 million in 2004), of which about 94% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Norway, Egypt, the United States, Brazil and Indonesia. In Italy exploration concerned essentially Northern Italy. Expenditure for the purchase of proved and unproved property amounted to euro 301 million and concerned the acquisition of: (i) a further 1.85% stake in the Kashagan project for dollar 200 million; (ii) 104 exploration blocks and two fields in pre-development phase in Northern Alaska; (iii) a 40% stake in the OML 120 and OML 121 concessions under development in the Nigerian offshore; and (iv) a 50% interest in WA-313-P and a 53.8% interest in WA-280-P permits in Australia.

Gas & Power. In 2006, capital expenditure in the Gas & Power segment totaled euro 1,174 million and related essentially to: (i) development and upgrades of Eni’s transport network in Italy (euro 627 million); (ii) the continuation of the construction of combined cycle power plants (euro 229 million), in particular Ferrara and Brindisi sites; and (iii) development and upgrades of Eni’s natural gas distribution network in Italy (euro 158 million).

In 2005, capital expenditure in the Gas & Power segment totaled euro 1,152 million and related in particular to: (i) development and upgrades of Eni’s transport network in Italy (euro 643 million); (ii) the continuation of the construction of combined cycle power plants (euro 239 million); (iii) development and upgrades of Eni’s distribution network in Italy (euro 182 million); and (iv) development of Eni’s transport network outside Italy (euro 48 million). As compared to 2004, capital expenditure declined by euro 299 million, down 20.6%, due essentially to the completion of the GreenStream pipeline in 2004 and of the power generation development plan.

Refining & Marketing. In 2006, capital expenditure in the Refining & Marketing segment amounted to euro 645 million and concerned: (i) refining, supply and logistics (euro 376 million) in Italy, aiming at improving flexibility and yields for refineries, in particular the start up of construction of a new hydrocracking unit at the Sannazzaro refinery; (ii) upgrades and restructuring of the retail network in Italy (euro 125 million), including construction of new outlets; and (iii) upgrades of the retail network in the rest of Europe (euro 98 million), including purchase and realization of new outlets, and, to a lesser extent, restructuring of existing ones.

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

Petrochemicals. In 2006, capital expenditure in the Petrochemicals segment amounted to euro 99 million and concerned in particular efforts in upkeep (euro 32 million), improving plant efficiency and streamlining (euro 32 million), environmental protection, safety and environmental regulation compliance (euro 23 million) and extraordinary and periodic maintenance (euro 12 million).

In 2005, capital expenditure in the Petrochemicals segment amounted to euro 112 million and concerned in particular actions for extraordinary (euro 37 million) and periodical (euro 27 million) improvement, actions for environmental protection and for complying with safety and environmental regulations (euro 25 million) and improving the efficiency of plants (euro 23 million).

Engineering & Construction. In 2006, capital expenditure in the Engineering & Construction segment (euro 591 million) concerned: (i) the conversion of the Margaux tanker ship into an FPSO vessel that will operate in Brazil on the Golfinho 2 field; (ii) development and upgrading of equipment; and (iii) construction and installation of facilities in the onshore phase of the Kashagan project in Kazakhstan.

In 2005, capital expenditure in the Engineering & Construction segment amounted to euro 349 million, up 87.6% from 2004, in particular: (i) improvement and upgrade of equipment; (ii) vessels and logistical support means for specific contracts, in particular Kashagan; (iii) upgrade of operating structures in Kazakhstan and West Africa; and (iv) the purchase of the Margaux tanker ship and the beginning of its conversion into an FPSO unit that will operate in Brazil on the Golfinho field.

Recent Developments

The table below sets forth certain indicators of the trading environment for the periods indicated:

Three months ended March 31,	Two months April-May,

2006	2007	2006	2007

Average price of Brent dated crude oil in U.S. dollars (1)	61.75	57.75	70.09	67.37
Average price of Brent dated crude oil in euro (2)	51.37	44.08	55.98	49.87
Average EUR/USD exchange rate (3)	1.202	1.310	1.252	1.351
Average European refining margin in U.S. dollars (4)	2.95	3.06	5.11	7.57
Euribor - three month euro rate % (3)	2.6	3.8	2.8	4.0

(1)	Price per barrel. Source: Platt’s Oilgram.
(2)	Price per barrel. Source: Eni’s calculations based on Platt’s Oilgram data for Brent prices and the EUR/USD exchange rate reported by the European Central Bank (ECB).
(3)	Source: ECB.
(4)	Price per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Eni’s Results of Operations for the First Quarter 2007

Net profit for the first quarter of 2007 was down 13.0% over the first quarter of 2006, essentially due to a decline in operating profit (down 8.8%), as result of a decline in the operating profit of the Exploration & Production segment, partially offset by a positive performance delivered by Eni’s downstream and the Engineering & Construction businesses. This reduction in net profit was also due to higher net financial expenses mainly owing to losses on the fair value evaluation of certain financial derivative instruments.

Eni’s results were affected by a negative trading environment with a lower Brent crude oil price (down 6.5%) and an appreciation of the euro versus the dollar (up 9.0%). These factors were partially offset by favorable trends in energy and exchange rate parameters used in determining purchase and selling prices of natural gas, an increase in refining margins on the Brent crude marker (up 3.7%), and higher sales margins on petrochemical products.

The decline in Eni’s operating profit for the first quarter 2007 was largely attributable to a reduced operating profit reported by the Exploration & Production segment (down 27.3%) due to the negative impact of the appreciation of the euro against the U.S. dollar, lower production volumes sold (down 5.9%), lower oil prices in dollars (oil down 3.3%, natural gas up 1.3%), and higher exploration expenses.

This decline was partly offset by a higher operating profit in:

•	the Gas & Power segment (up 36.9%) due primarily to an increase in natural gas selling margins mainly owing to a favorable trading environment reflecting in particular the effect of the appreciation of euro versus dollar exchange rate and a favorable evolution of the regulatory framework in Italy. This reflected the enactment of Resolution No. 79/2007 by the Authority for Electricity and Gas implementing a new setup of the indexation mechanism of the raw material cost component in supplies to residential and commercial users related to the period from January 1, 2005 to June 30, 2006. Following this, Eni has partially or totally reversed provisions accrued in the accounts for 2005 and the first half of 2006. See "Item 4 – Regulation – Gas & Power – Natural gas prices". These positives were partly offset by lower natural gas sales (down 2.87 BCM, or 10.4%), impacted by lower European gas demand due to the unusually mild weather conditions registered in the first quarter 2007. Lower gas demand negatively affected the operating performance of transport activities in Italy and volumes distributed on low pressure networks. Sales volumes of electricity decreased by 0.12 TWh, or 1.6%;
•	the Petrochemicals segment (up 195%) due mainly to higher selling margins, principally the cracker margin and to a lower extent the aromatics business; and
•	the Engineering & Construction segment (up 126%) reflecting a better operating performance in all business areas, in particular in the Offshore and Onshore construction areas due to higher activity levels and margins.

Eni’s net sales from operations (revenues) for the first quarter of 2007 were down 7.1% from the first quarter of 2006, primarily reflecting the impact of the appreciation of the euro versus the dollar and the decline in oil prices, as well as lower sold production of hydrocarbons and natural gas sales. These negative factors were offset in part by higher activity levels in the Engineering & Construction segment and higher gas prices.

The appreciation of the euro over other currencies, in particular the U.S. dollar (at March 31, 2007 the EUR/USD exchange rate was up 1.1% over December 31, 2006) resulted in decrease in the book value of total assets, Eni shareholders’ equity and net borrowings as compared with 2006 year end.

Net borrowings at March 31, 2007 declined by 43.1% from December 31, 2006, due to cash inflow provided by operating activities, offset in part by financial requirements for capital expenditure and investments and the repurchase of own shares.

Shareholders’ equity including minority interest at March 31, 2007 increased as compared with December 31, 2006 reflecting net profit for the period which was partly offset by exchange rate differences and a loss taken to reserve arising from the fair value evaluation of certain financial derivative instruments hedging commodity risks (cash flow hedges). The Group entered into such transactions in order to hedge cash flow expected in the 2008-2011 period from the sale of approximately 2% of Eni’s proved hydrocarbon reserves as of 2006 year-end in connection with its purchase of proved and unproved oil and gas property onshore in Congo and in the Gulf of Mexico (see "Portfolio Developments" below). In light of this, Eni put in place certain forward sale contracts at a fixed price and call and put options with the same date of exercise. These options can be exercised if crude oil market prices are higher or lower compared with contractual prices. This treatment did not apply to the time value component arising from market price fluctuations within the range provided by these call and put options which was recognized in the profit and loss account under the item net financial expenses resulting in a significant loss for the quarter.

In the first quarter of 2007 hydrocarbon production decreased by 5.1% as compared to the first quarter of 2006. This reduction was due primarily to the unilateral cancellation of the Dación field service contract by the Venezuelan state company PDVSA with effect from April 1, 2006 (down 60 KBOE/d) and social unrest in Nigeria. Factoring in these effects, oil and natural gas production level was in line with the first quarter 2006. Production increases were achieved mainly in Libya, Kazakhstan and the Gulf of Mexico offsetting mature field declines in Italy and facility shutdowns.

Natural gas sales were down 9.8% as compared to the first quarter of 2006. This decline was impacted by lower seasonal gas sales due to an unusually mild winter.

Portfolio Developments

In February 2007, Eni acquired certain onshore exploration and production assets in Congo operated by the French company Maurel & Prom, for a cash consideration of $1,434 million. This transaction was finalized at the end of May 2007. For further details on this transaction see "Item 4 – Exploration & Production".

On April 4, 2007 Eni, through the partnership in EniNeftegaz (60% Eni, 40% Enel SpA) acquired Lot 2 in the Yukos liquidation procedure. Total cash consideration for this transaction amounted to $5.83 billion (Eni’s share being $5 billion). This lot also included a 20% stake in OAO GazpromNeft which was purchased only by Eni. For further details on this transaction see "Item 4 – Exploration & Production".

On April 30, 2007 Eni agreed to acquire certain upstream properties of Dominion Resources located in the Gulf of Mexico at the agreed price of $4,757 million including exploration assets for $680 million. Closing is expected on July 2, 2007. For further details on this transaction see "Item 4 – Exploration & Production".

Management Expectations of Operations

The following are the forecasts for Eni’s main production and sales metrics in 2007.

Eni’s management expects:

•	production of oil and natural gas to remain at the same level as 2006 (in 2006 oil and gas production averaged 1.72 mmBOE/d). Additional production expected in the second half of the year from acquired properties in the Gulf of Mexico and Congo, and the expected build-up in gas production in Libya are expected to enable Eni to recover the first quarter decline in production due to escalating social unrest in Nigeria and the loss of the Dación oilfield in Venezuela. Management believes the acquisitions in the Gulf of Mexico, Congo and Alaska to increase Eni’s planned average growth rate from 3% to 4% for its oil and natural gas production in the four-year period 2007-2010 (for further details on these acquisitions, see "Item 4 – Exploration & Production – Portfolio Developments");
•	sales volumes of natural gas to increase by 1% over 2006 (actual sales volumes in 2006 were 97.48 BCM), recovering from an approximately 10% decline in the first quarter of 2007 as a result of unusually mild weather conditions. This sales forecast is based on the assumption of normal temperatures in the fourth quarter of the year in Italy and other European markets. Management plans to increase natural gas sales volumes in certain target markets in the Rest of Europe, mainly in the Iberian Peninsula, the North of Europe, France and Germany/Austria markets. In Italy management expects Eni’s sales volumes to recover part of the decline registered in the first quarter due to expected moderate growth in Italian demand particularly in the thermoelectric sector in the remaining part of the year;
•	sales volumes of electricity to increase slightly from 2006 (actual volumes in 2006 were 31.03 TWh);

•	refining throughputs on Eni’s account to decrease slightly from 2006 (actual throughputs in 2006 were 38.04 mmtonnes) due to the expiration of a processing contract at the Priolo refinery owned by a third party late in 2006, to be offset by higher throughputs expected at the Gela, Livorno and Taranto refineries; and
•	retail sales of refined products to increase slightly from 2006 (actual volumes sold in 2006 were 12.48 mmtonnes). Increases are expected on both the Italian and European markets due to the entry into service of new outlets, also following the acquisition of service stations in target markets.

In 2007, capital expenditure on exploration and capital projects is expected to amount to approximately euro 10.5 billion, representing a 34% increase over 2006. Approximately 86% of this capital expenditure programme is expected to be deployed in the Exploration & Production, Gas & Power and Refining & Marketing segments. Furthermore, acquisitions of assets and interests amounting to euro 9.4 billion are forecast in the year, mainly related to: (i) the already closed transactions for the purchase of ex-Yukos assets and oil assets in Congo; and (ii) the other transactions whose closing is expected by the end of the year, including the purchase of upstream assets in the Gulf of Mexico, and refining and marketing assets in the Central-Eastern Europe. Should Gazprom exercise its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni, net cash outflows used in investing activities will decrease to euro 16.4 billion. On the basis of the expected cash outflows for this capital expenditure and acquisition program, and shareholders’ remuneration, also assuming a 55 $/BBL scenario for the Brent crude oil, Eni foresees a leverage ranging from 0.3 to 0.4 by the end of the year, depending on the exercise of the above mentioned call options by Gazprom.

Overall, in the next four-year period management plans to invest approximately euro 44.6 billion on exploration and capital projects; approximately 66%, 15% and 10% of this new capital expenditure is planned to be deployed in the Exploration & Production, Gas & Power and Refining & Marketing segments, respectively. The main planned projects are as follows: (i) development of reserves of hydrocarbons mainly in Kazakhstan, Egypt, Angola, Nigeria, Italy and Norway; (ii) exploration projects mainly in Egypt, Nigeria, United States, Libya and Italy; (iii) increase of import capacity of natural gas from Algeria and Russia to Italy and upgrading of the Italian natural gas transport and distribution networks; (iv) capital projects aimed at upgrading primary distillation capacity and conversion capacity and the degree of flexibility of Eni’s refining system; (v) upgrading and development of Eni’s Italian and European networks of service stations for the marketing of petroleum products; and (vi) upgrading of the fleet and logistic centers in the Engineering & Construction segment.

In order to evaluate the profitability of individual capital expenditure projects, management uses a long-term reference oil price of 40 $/BBL in real term. The internal rate of return of each project is compared to the relevant hurdle rate, differentiated by business segment and country of operation. These hurdle rates are calculated taking into account: (i) Eni’s weighted average cost of capital which is differentiated for each business segment; (ii) a country risk premium which reflects the riskiness of each country of operation in terms of macroeconomic, business and socio-political current conditions and outlook; and (iii) a premium for the business risk.

In the next four-year period management plans to pay to shareholders yearly dividends on the same level as in 2006 in real terms. For fiscal year 2006, Eni will pay a dividend per share of euro 1.25, of which euro 0.60 per share was paid in October 2006 as an interim dividend with the balance of euro 0.65 per share to be paid late in June 2007. Total cash outlay for the 2006 dividend is expected at euro 4.6 billion (including the euro 2.21 billion already paid in October 2006). In future years, management expects to continue paying interim dividends for each fiscal year, with the balance for the full year dividend paid in the following year. See "Item 8 – Dividend Policy" for more details on Eni’s dividend policy and the uncertainties and constraints to which it is subject.

Management plans to cover financial needs for capital expenditure and dividends by means of cash flows provided by operating activities. Management expects crude oil prices to remain high and volatile in the next two years. For the purpose of planning investments and liquidity management, management assumes a level of 55 $/BBL for 2007 and 2008; then in the following years management assumes crude oil prices to stabilize until settling on the long-term level of 40 $/BBL in real terms. Management’s target to achieve an average production growth rate of 4% in the 2007-2010 four-year period is based on the assumption of a Brent crude oil price of 40 $/BBL in 2010, which forms the basis for management’s estimate of production entitlements under certain PSAs and buy-back contracts. For planning the 2007-2010 four-year period management assumes an average exchange rate of approximately 1.27 U.S. dollars per euro.

Management expects to maintain a stable financial structure. Within said limit, management also expects to allocate cash in excess of financial needs for capital expenditure and dividends to its program of share repurchase. See the paragraph "Financial condition" above, for a discussion of how Eni’s management assesses Eni’s financial structure.

In the next four years, Eni expects its core natural gas business in Italy to face increasing competitive pressure as a result of: (i) an expected increase in gas supplies to the Italian market following based on ongoing plans to upgrade import infrastructures; and (ii) the need on the part of Eni to comply with the mandatory ceilings provided for by the Italian regulation by selling natural gas volumes available under take-or-pay purchase contracts to certain Italian natural gas importers who resell those volumes on the Italian natural gas market (see "Item 4 – Regulation of the Italian Natural Gas Market" and "Item 3 – Risk Factors"). As a result of this competitive pressure, management expects Eni’s sales volumes in Italy to decline from the 57 BCM level achieved in 2006 to approximately 50 BCM in 2010 and lower wholesale selling margins.

However, management expects to implement actions to offset these negative factors by: (i) preserving its selling margins in the retail and middle markets in Italy leveraging on client-retention through an improved commercial offer and cost efficiencies in terms of a reduction in costs to serve clients. In particular, the expected ramp-up of the dual offer of gas and electricity will enable Eni to reap economies of scale and synergies by rationalizing marketing-related processes (e.g. administrative processes, including billing); (ii) increasing sales in European natural gas markets where Eni’s presence is established, as a result of supply contracts already signed, expected demand growth and marketing efforts directed at expanding Eni’s market shares in relevant areas, and developing sales on spot markets; and (iii) developing the business of LNG.

For a discussion of certain risks relating to the impact of the evolution of Italian regulation of the natural gas sector on Eni’s take-or-pay contracts see "Item 3 – Risk Factors – Liberalization of the Italian Natural Gas Market".

In 2007 management expects the Group effective tax-rate to decline slightly from the 51.8% level recorded in 2006 to approximately 50%. This expected change in the Group effective tax-rate will be driven principally by an expected increase in the Gas & Power share of the Group profit before income taxes, in light of the fact that the Gas & Power segment has a tax-rate close to the Group statutory tax-rate for Italian tax purposes of approximately 37%. The tax-rate in the Exploration & Production segment is expected to remain above the 50% level due also to the full-year adoption of the Algerian windfall tax on upstream earnings effective August 1, 2006.

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

Off-Balance Sheet Arrangements

Eni has entered into certain off-balance sheet arrangements, including guarantees, commitments and risks, as described in Note 25 to the Consolidated Financial Statements. Eni’s principal financial obligations, including commitments under take-or-pay or ship-or-pay clauses, are described under "Contractual Obligations" below. See the Glossary for a definition of take-or-pay or ship-or-pay clauses.

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

Eni has provided various forms of guarantees on behalf of unconsolidated subsidiaries and affiliated companies, mainly relating to guarantees for loans, lines of credit and performance under contracts. In addition, Eni has provided guarantees on the behalf of consolidated companies, primarily relating to performance under contracts. These arrangements are described in Note 25 to the Consolidated Financial Statements.

Contractual Obligations

The following table summarizes the principal financial obligations which are described in "Item 18 – Financial Statements – Notes 19, 20, 25 and 27".

Expected payments by period under contractual obligations and commercial commitments	Total	2007	2008	2009	2010	2011	Thereafter

(million euro)
Total debt	11,699	4,290	1,191	603	1,325	397	3,893
Long-term debt	8,299	890	1,191	603	1,325	397	3,893
Short-term debt	3,400	3,400
Interest payments on debt	2,511	521	346	310	254	194	886
Noncancelable operating lease obligations (1)	2,830	594	501	411	330	232	762
Asset retirement obligations (2)	7,866	49	44	36	89	73	7,575
Purchase obligations	174,390	11,770	10,802	9,717	8,917	8,523	124,661
Take-or-pay (3)	169,524	11,406	10,428	9,341	8,543	8,148	121,658
Ship-or-pay (3)	4,866	364	374	376	374	375	3,003
Other commitments	181	13	13	13	13	13	116
of which:
- Memorandum of intent relating Val d’Agri	181	13	13	13	13	13	116
TOTAL	199,447	17,237	12,897	11,090	10,928	9,432	137,893

(1)	Minimum commitments for operating leases, shown on an undiscounted basis, regard mainly time charter and long-term rentals, drilling and storage equipment and vessels, lands, service stations and office buildings. Such leases do not include renewal options. There are no significant restrictions following operating leases imposed to Eni for dividend distribution, availability of assets and possibility to get into additional debt.
(2)	The estimated costs of upstream asset retirement obligations, primarily asset removal costs at the completion date, shown on an undiscounted basis.
(3)	Take-or-pay and ship-or-pay obligations are noncancelable, long-term contractual obligations to secure access to supply and transport of natural gas, shown on an undiscounted basis.These obligations were calculated by applying the forecasted prices of energy or services included in the long-term and medium-term market scenarios used by Eni for planning purposes to minimum take and minimum ship quantities. Management expects amounts due under Eni take-or-pay and ship-or-pay contractual obligations in years subsequent to year 2011 will be roughly in line with the average amounts expected to be paid in the 2007-2011 period. See "Item 4 – Gas & Power – Natural Gas Purchases" and "Item 3 – Risk Factors – Liberalization of the Italian Natural Gas Market" for a discussion of the nature and importance of Eni's take-or-pay contracts and the related risks from the evolving regulatory environment that could negatively impact Eni’s results.

Liquidity Risk

Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. The Group has long-term debt ratings of AA and Aa2, assigned respectively by Standard & Poor’s and Moody’s. The Group has access to a wide range of funding at competitive rates through capital markets and banks and coordinates relationships with banks, borrowing requirements, foreign exchange requirements and cash management centrally.

At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.

Effective management of the liquidity risk has the objective of ensuring the availability of adequate funding to meet short-term requirements and due obligations as well as the objective of ensuring a sufficient level of flexibility in order to fund the development plans of the Group’s businesses. This implies the adoption of a strategy to pursue an adequate structure of borrowing facilities (particularly the availability of committed borrowings facilities) and the maintenance of cash reserves.

Working Capital

Management believes that, taking into account unutilized credit facilities, Eni’s credit rating and access to capital markets, Eni has sufficient working capital for its foreseeable requirements.

Credit Risk

Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques. In particular credit risk exposure to large clients and multi-business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni’s guidelines define the characteristics of persons eligible to be counterparty of Eni in derivative contracts and cash management transactions. Eni constantly updates a list of eligible persons that includes highly credit-rated institutions. Eni has not experienced material non-performance by any counterparty. As of December 31, 2005 and December 31, 2006, Eni has no significant concentrations at credit risk.

Market Risk

In the normal course of its operations, Eni is exposed to market risks deriving from fluctuations in commodity prices and changes in the euro vs. other currencies exchange rates, particularly the U.S. dollar, and in interest rates. For an in-depth analysis of market risks exposure and policies used by Eni to manage its exposure to market risk see "Item 11 – Qualitative and Quantitative Disclosures About Market Risk".

Research and Development

For a description of Eni’s research and development operations in 2006, see "Item 4 – Research and Development".

Summary of Significant Differences between IFRS and U.S. GAAP

Eni’s Consolidated Financial Statements have been prepared in accordance with IFRS issued by the IASB as adopted by the EU, which differs in certain respects from U.S. GAAP. The significant differences between IFRS and U.S. GAAP, as applied to Eni’s Consolidated Financial Statements, are: A) consolidation policy; B) exploration & production activities; C) asset impairment and subsequent asset write-up; D) deferred tax assets and liabilities; and E) accounting for inventory evaluation. See Note 36 to the Consolidated Financial Statements for a more detailed discussion of the significant differences between IFRS and U.S. GAAP that affect Eni’s Consolidated Financial Statements, and Note 37 to the Consolidated Financial Statements for a reconciliation of net profit and shareholders’ equity between IFRS and U.S. GAAP.

Consolidated operating profit under U.S. GAAP was euro 19,345 million, euro 15,528 million and euro 11,739 million in 2006, 2005 and 2004, respectively, compared with consolidated operating profit under IFRS of euro 19,327 million, euro 16,827 million and euro 12,399 million for the same years. The significant reconciling items are as follows: (i) Saipem SpA, including its subsidiaries, accounted for under the equity method for U.S. GAAP purposes, but fully consolidated under IFRS; (ii) the capitalization of certain oil and natural gas exploration and development costs that were fully or differently amortized in the same period under IFRS; and (iii) the impact of the different accounting method for determining the cost of inventory on hand (last-in-first-out method of accounting under U.S. GAAP versus average cost method of accounting under IFRS). See Note 37 to the Consolidated Financial Statements for a breakdown of operating profit by segment under U.S. GAAP for the years 2006, 2005 and 2004.

Consolidated net profit under U.S. GAAP was euro 10,005 million, euro 7,583 million and euro 6,401 million in 2006, 2005 and 2004, respectively, compared with consolidated net profit under IFRS of euro 9,217 million, euro 8,788 million and euro 7,059 million for the same years. In addition to the effects discussed above, the reconciliation of consolidated net profit to U.S. GAAP was affected in all years presented by the tax effect of reconciling items and the differences in deferred income tax treatment of distributable reserves.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Board of Directors of Eni SpA currently in office consists of nine members. The table below sets forth the names of the nine members of the Board of Directors, their positions, the year when each was initially appointed as a Director and their ages. This Board of Directors was appointed by the Ordinary Shareholders’ Meeting held on May 27, 2005 for a three year period; it will therefore expire at the date of the General Shareholders’ Meeting approving Eni’s financial statements for fiscal year 2007.

Name	Position	Year first appointed to Board of Directors	Age

Roberto Poli	Chairman	2002	69
Paolo Scaroni	CEO	2005	61
Alberto Clô	Director	1999	60
Renzo Costi	Director	1996	70
Dario Fruscio	Director	2002	70
Marco Pinto	Director	2005	45
Marco Reboa	Director	2005	52
Mario Resca	Director	2002	62
Pierluigi Scibetta	Director	2005	46

While it remains a significant shareholder, the Ministry of Economy and Finance intends to continue to participate in the nomination and election of Eni’s Board of Directors in order to protect its investment as a shareholder. During whatever period the Ministry of Economy and Finance remains a controlling shareholder, according to Italian law, as confirmed by Decision No. 466/1993 of the Corte Costituzionale (Constitutional Court), the Corte dei conti (Court of Accounts) has the right and duty to exercise a role as financial controller of Eni’s operations in order to protect the interest of the State as a shareholder. In order for the Court of Accounts to exercise such control, a representative of the Court of Accounts attends the meetings of the Board of Directors and the Board of Statutory Auditors of Eni without the right to vote and Eni has the obligation to send to the Court of Accounts its financial statements together with the reports of the Board of Directors, the Board of Statutory Auditors and its external auditors. The representative of the Court of Accounts who attends the meetings of the Board of Directors and Board of Statutory Auditors of Eni is Lucio Todaro Marescotti (alternate Angelo Antonio Parente).

On the basis of Eni’s By-laws as amended on April 13, 2005, the Minister of Economy and Finance in agreement with the Minister of Economic Development may appoint another member of the Board of Directors, with no voting rights.

The table below sets forth the composition of Eni’s senior management, including the CEO who is also General Manager of the parent company Eni SpA, the General Managers of Eni’s three divisions, and those senior managers who attended on a permanent basis the meetings of Eni’s steering committee. This table indicates their positions within Eni, the year they were appointed to such positions, their total years of service at Eni and their ages. General Managers are appointed by the Board of Directors, upon proposal of the CEO in agreement with the Chairman. The other members of Eni’s senior management are appointed by the CEO of Eni and may be removed without cause.

Name	Management position	Year first appointed to current position	Total number of year of service at Eni	Age

Paolo Scaroni	CEO and General Manager of Eni	2005	2	61

Stefano Cao	General Manager of the Exploration & Production Division	2000	31	56

Domenico Dispenza	General Manager of the Gas & Power Division	2005	33	61

Angelo Taraborrelli	General Manager of the Refining & Marketing Division	2004	34	59

Marco Mangiagalli	Chief Financial Officer	2006	28	57

Massimo Mantovani	The Group Senior Vice President for Legal Affairs	2006	14	44

Stefano Lucchini	The Group Senior Vice President for Public Affairs and Communication	2005	2	45

Leonardo Maugeri	The Group Senior Vice President for Strategies and Development	2000	12	42

Salvatore Sardo	The Group Senior Vice President for Human Resources & Business Services	2005	2	55

Roberto Ulissi	The Group Senior Vice President for Corporate Affairs and Governance	2006	1	45

Raffaella Leone	Executive Assistant to the CEO	2005	2	45

The biographies of Eni’s directors and senior managers are set out below.

Roberto Poli was appointed Chairman of Eni SpA in May 2002. He is currently President of Poli e Associati SpA, a consulting firm for corporate finance, mergers, acquisitions and reorganizations. From 1966 to 1998 he was Professor of Business Finance at the Università Cattolica of Milan. He is a partner of a leading firm for corporate finance and legal affairs. He is a non-executive director in important companies such as Fininvest SpA, Mondadori SpA, Merloni Termosanitari SpA and G.D. SpA. He has been an advisor for extraordinary finance operations for some of the most important companies in Italy. He has also been Chairman of Rizzoli-Corriere della Sera SpA and Publitalia SpA.

Paolo Scaroni was appointed CEO of Eni SpA in June 2005. He obtained an economics degree from Milan’s Bocconi University in 1969 and an MBA from Columbia Business School in 1973. For a year following business school, he was an associate at McKinsey & Co. From 1973 until 1985, he held a series of positions with Saint Gobain, culminating with his appointment as President of the Saint Gobain flat glass division. In 1985, Paolo Scaroni became CEO of Techint. During his time at Techint, he was also Vice President of Falck and executive Vice President of SIV, a joint venture between Techint and Pilkington Plc. He joined Pilkington in 1996 and was group CEO until May 2002. From May 2002 to June 2005 he was CEO of Enel, Italy’s leading electricity utility. Paolo Scaroni is a member of the Board of "Il Sole 24 Ore", of Assicurazioni Generali SpA and of Teatro alla Scala. He is a member of the Supervisory Board of ABN AMRO Bank NV (Amsterdam), member of the Board of Overseers of Columbia Business School (New York) and member of the Board of Veolia Environment (Paris). He was Chairman of Alliance Unichem Plc (UK) from 2005 to July 2006.

Alberto Clô graduated in Political Science. He is a professor of Industrial Economy at the University of Bologna and was Minister of Industry and Minister of Foreign Trade ad interim in 1995 and 1996. During the Italian presidency of the European Union he was chairman of the Council of Ministers of Industry and Energy of the European Union. In 1996 he was awarded the title of Cavaliere di Gran Croce al Merito of the Republic of Italy. Currently he is a non-executive director of ASM Brescia SpA, De Longhi SpA, Italcementi SpA and Società Autostrade SpA. He has been an independent director of Eni SpA since May 1999.

Renzo Costi is a lawyer and served as a magistrate from 1964 to 1968. He is currently Professor of Company Law at the University of Bologna. He was founder, and is currently co-editor, of the magazines "Giurisprudenza Commerciale", "Banca Impresa e Società" and "Banca, Borsa e titoli di credito". He is a member of the Board of Directors of Editrice Il Mulino SpA. He has been an independent director of Eni SpA since May 1996.

Dario Fruscio is a chartered accountant, public auditor and consultant; he is Professor of Economics and Management at the University of Pavia and has taught at the Accademia Nazionale della Guardia di Finanza of Bergamo. He has been Chairman of Italia Turismo SpA since May 2004. He has been an independent director of Eni SpA since 2002.

Marco Pinto has a degree in law from the University La Sapienza, Rome. He is a magistrate and public notary. As a magistrate he has held various positions as a civil and administrative judge. Since December 2004 he has been Professor of the Higher School of Economics and Finance. In 1994 he held the position of Legal Counsel and Head of Legislative Department of the Ministry of Foreign Trade and the Ministry of Economics and Finance. From December 2004 to April 2005 he was head of the staff of the Vice President of the Council of Ministers. Since June 2005 he has been Deputy Head of the staff of the Minister of Economics and Finance. He has been a non-executive director of Eni SpA since May 2005.

Marco Reboa has a degree in Business Administration from the Bocconi University, Milan. He is a chartered accountant and public auditor. He is Professor of law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza and author of essays on corporate governance, economic and legal issues. He is the editor of "Rivista dei Dottori Commercialisti" and is a professional advisor in Milan. He is a member of the Board of Directors of Seat PG SpA, Interpump SpA, IMMSI SpA and Intesa Private Banking SpA. He is Chairman of the Board of Statutory Auditors of Luxottica Group SpA. He has been an independent director of Eni SpA since May 2005.

Mario Resca has a degree in economics from the Bocconi University, Milan. He is Chairman of Italia Zuccheri SpA (formerly Eridania SpA), National Board member of U.P.A. (the Italian Advertisers’ Association) and Confimprese. He is non-executive Director of Mondadori SpA. As a graduate he worked for the Chase Manhattan Bank. In 1974 he was appointed director of Biondi Finanziaria (Fiat Group) and from 1976 to 1991 he was partner of Egon Zehnder. In this period the was appointed director of Lancôme Italia and of companies belonging to the Rizzoli-Corriere della Sera Group and Versace Group. He also served as Chairman of Sambonet SpA, Kenwood Italia SpA and was a founding partner of Eric Salmon & Partners. He has been an independent director of Eni SpA since 2002.

Pierluigi Scibetta is a graduate in economics from the University La Sapienza, Rome. He is a chartered accountant and auditor and has been appointed director and auditor of a number of public bodies and companies. In 2003 he was appointed director of the Istituto Superiore per la Previdenza e la Sicurezza sul Lavoro - ISPESL (the State Agency for Employee Safety), of the Gestore del Mercato Elettrico SpA and of the Ente per le Nuove Tecnologie, l’Energia e l’Ambiente - ENEA (the State Agency for Technologies, Energy and Environment). In 2004, he was appointed director of Nucleco SpA. He is a professor of Environmental Economics at the University of Perugia. He has been an independent director of Eni SpA since May 2005.

Stefano Cao graduated in Mechanical Engineering. He joined the Eni Group in 1976 as a technical engineer active mainly in offshore construction. He then became general manager, managing director and chairman of Saipem SpA, and is at present General Manager of Eni’s Exploration & Production Division. In 2007 he has been appointed independent director of Telecom SpA.

Domenico Dispenza graduated in Aeronautical Sciences and obtained a Master’s Degree in Advanced Technologies. He joined Snam’s study department in 1974. He served in various managing positions in Eni Group companies engaged in natural gas activities. In 2004 he was elected Chairman of Snam Rete Gas SpA and in 2006 he was appointed General Manager of Eni’s Gas & Power Division.

Angelo Taraborrelli graduated in law and joined the Eni Group in 1973 as an expert in analysis evaluation and control of investments in the oil market. After the merger of AgipPetroli with Eni he was appointed Deputy Chief Operating Officer of Eni’s Refining & Marketing Division for Marketing Operations and on April 2004 he became General Manager of Eni’s Refining & Marketing Division.

Marco Mangiagalli worked for the Barclays Group and other Italian merchant banks before joining the Eni Group in 1979. He is a member of the Board of Directors of various Eni companies. He is responsible for Eni’s administration, financial reporting and accounting, planning and control, and treasury operations.

Massimo Mantovani is an attorney at law and worked as a legal counsel for international activities before joining Snam’s legal office in 1993. He was responsible for legal affairs at Eni’s Gas & Power Division until he was appointed Eni’s Senior Vice President for legal affairs in 2005.

Stefano Lucchini graduated in economics and joined the study department of Montedison. After a period in the United States, where he was assistant to the Chairman of the Energy and Commerce Commission of the U.S. Congress, he was head of communications at Montedison USA. In 1993 he returned to Italy and was head of the investor relations department for the Ferruzzi and Montedison Group. He was then Director for external relations at Enel and later at Confindustria and Banca Intesa. He joined Eni as Senior Vice President for public affairs and communication in 2005. He is also a professor at the School for Journalism of the Università Cattolica in Milan.

Leonardo Maugeri, after extensive academic experience acquired in Italy and abroad, joined the Eni Group in 1994, holding various positions mainly as counsel for strategic decisions. He is a member of the executive council of Censis and of the Commission on international relations at Confindustria.

Salvatore Sardo graduated in economics and started his career as an auditor for Coopers & Lybrand. He later joined Telecom Italia where, after the privatization of the company, he was responsible for administration and control. He was Chairman of Pagine Gialle from 1998 to 2001 and returned to Telecom Italia as manager of the group’s real estate and general services. From 2003 he was procurement and security manager at Enel until 2005 when he joined Eni to become Senior Vice President for Human Resources & Business Services.

Roberto Ulissi is an attorney at law. After some years at the Banca d’Italia as a in-house legal counsel he became Director General of the Ministry of Economy and Finance, head of the legal affairs, banking and financial markets department. He was Director of State-owned companies, such as Telecom Italia, Ferrovie dello Stato, Alitalia, Fincantieri, and Government representative in the Bank of Italy’s governing council. He was member of several national and European committees as a representative of the Italian Ministry of Economy. He was contract Professor of banking law in Italian Universities department. He was appointed Senior Vice President for corporate affairs and governance of Eni on May 2006.

Raffaella Leone worked for Techint SpA, Pilkington Plc and Enel SpA before joining Eni in 2005. She is Vice President of Eni Foundation and member of the Board of Fondazione Eni Enrico Mattei, as well as member of the Board of other Eni companies.

Auditors

Statutory Auditors

The Italian legislation requires Italian listed corporations to have a board of statutory auditors composed of independent experts in accounting matters and in matters specified in such corporations’ By-laws. Eni SpA’s Board of Statutory Auditors were appointed by the shareholders meeting, who also appoints the Chairman of the Board. Eni SpA’s By-laws currently provide that the Board of Statutory Auditors consists of five effective statutory auditors and two alternate auditors (each of them automatically substitutes an effective auditor who resigns or is otherwise unable to serve as an auditor elected in the same list).

The following table sets forth the names, positions and year of appointment of the members of the Board of Statutory Auditors of Eni. Each current member was appointed by the Ordinary Shareholders’ Meeting held on May 27, 2005 for a three year period, which will expire at the date of the General Shareholders’ Meeting approving Eni’s financial statements for fiscal year 2007. For a description of the duties of the Board of Statutory Auditors see below.

Name	Position	Year first appointed to Board of Statutory Auditors

Paolo Andrea Colombo	Chairman	2002
Filippo Duodo	Auditor	1998
Edoardo Grisolia	Auditor	2005
Riccardo Perotta	Auditor	1999
Giorgio Silva	Auditor	1999
Francesco Bilotti	Alternate Auditor	2005
Massimo Gentile	Alternate Auditor	2005

External Auditors

As provided for by Italian law, external auditors must be a chartered company appointed by the Shareholders’ Meeting. Eni’s external auditors, PricewaterhouseCoopers SpA, were appointed by the Ordinary Shareholders’ Meeting for two consecutive three-year terms, in 2001 and 2004 respectively, the latter ending with the Shareholders’ Meeting approving financial statements for 2006.

On May 24, 2007 Eni’s Shareholders’ Meeting confirmed the extension of the audit engagement of PricewaterhouseCoopers SpA for the three financial years ending December 31, 2007, 2008 and 2009 in accordance with Italian law.

Board Practices

Appropriate Conduct

Due to the diverse circumstances in which Eni operates, the Board of Directors has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes within its Group and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, customers, commercial and financial partners and the communities where Eni operates. All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to make others observe them. Behavior contrary to such principles cannot be justified by any advantages to Eni. These values are stated in a "Code of Conduct" whose observance by employees is evaluated by the Board of Directors, based on the annual report of the Guarantor for the Code of Conduct. The Code of Conduct is published on Eni’s internet site (www.eni.it).

In its meeting of January 20, 2000, Eni’s Board of Directors resolved to adopt the Corporate Governance Code (the "Code") issued by Borsa Italiana (the Italian authority for the national stock exchange) Eni’s organizational model is in line with the principles expounded in this Italian Code, as well as with related recommendations issued by Consob, the Italian capital markets regulator.

In its meeting of December 13, 2006, the Board of Directors decided to conform to the Code of Conduct for Italian listed companies, as issued by Borsa Italiana in March 2006 ("Borsa Italiana Code") by implementing the Eni Code. The Eni Code is based on the Borsa Italiana Code and adapts certain recommendations of the Borsa Italiana Code to the specific circumstances of Eni. Particularly, the Code takes into consideration the fact that Eni is a parent company, is not controlled by any other company and – in the light of the recent provisions of the companies law reform – is not subject to direction and co-ordination by any Italian or foreign entity (company or body). Principles expounded in the Borsa Italiana Code have been adjusted to avoid misunderstanding among Eni’s shareholders and stakeholders.

Similarly, Eni’s By-laws currently in force foresee a traditional administration and control model (removing the possibility to adopt a one-tier or a two-tier model of management and control system as foreseen in the Borsa Italiana Code), the separation of the positions held by the Chairman and the CEO (making the appointment of a lead independent director unnecessary), and specific rules on the appointment and composition of the Board of Directors and of the Board of Statutory Auditors.

Finally, the Eni Code establishes certain principles that enhance the level of governance suggested by the Borsa Italiana Code; in particular:

•	the directors have adopted a guideline which takes into consideration the interests of all stakeholders when pursuing the objective of creating value for the Company’s shareholders;
•	the minimum frequency of the information to be supplied to the Board of Directors by the directors to whom the Board of Directors has delegated powers has been reduced to two months as compared with the minimum three-month period envisaged by the Borsa Italiana Code;
•	the Board’s self-evaluation can be performed with the support of a specialized external consultant, to ensure its objectiveness;
•	directors and auditors shall hold their positions only as long as they are deemed to be able to devote the necessary time to diligently perform their duties;
•	the number of members of Board committees shall be lower than the majority of Board members in order not to interfere with the Board’s decision-making process;
•	the Internal Control Committee’s opinion on corporate rules has been introduced, ensuring that all transactions carried out with related parties and those in which a director has an interest, are performed in a transparent way and according to the criteria of substantial and procedural fairness;
•	the proposal of appointment of the manager delegated to internal control to the Board of Directors is drafted by the CEO, in agreement with the Chairman; and
•	at least two members of the Internal Control Committee must have adequate experience in accounting and finance (the Borsa Italiana Code foresees only one member with these skills).

In accordance with the requirements of Borsa Italiana SpA, in particular the Borsa Italiana Code of March 14, 2006, Eni’s corporate governance system is described below. In preparing this report, account has been taken also of the "Guide to the preparation of the report on corporate governance" published by Assonime and Emittenti Titoli SpA in March 2004.

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

The Board of Directors delegated specific powers to the Chairman and CEO, who are the representatives of the Company in accordance with Article 25 of Eni’s By-laws. On June 1, 2005, the Board of Directors entrusted the Chairman with powers to conduct strategic international relations, pursuant to Article 23.1 of Eni’s By-laws. At the same meeting, the Board appointed Mr. Paolo Scaroni as CEO and delegated all necessary powers for the administration of the Company to him, with the exception of those powers that cannot be delegated in accordance with current legislation (Article 2381 of the Italian Civil Code) and those retained by the Board of Directors (as described below).

In accordance with internationally accepted principles of corporate governance, the Board of Directors established committees with consulting and proposing functions.

Competencies

In its meetings on June 1, October 11, 2005 and December 13, 2006 in addition to exclusive competencies entrusted to it by Article 2381 of the Civil Code, the Board of Directors retained the following powers, in addition to those that cannot be delegated under applicable laws:

1.	establishes the Company and Group Corporate Governance system and rules. In particular, after consulting the Internal Control Committee, the Board approves the rules that ensure the substantial and procedural transparency and correctness of the transactions carried out with related parties and those in which a director holds an interest, on his behalf or on behalf of third parties. The Board adopts a procedure for the management and disclosure to third parties of documents and information concerning the Company, having special regard to price sensitive information;
2.	establishes among its members one or more committees with proposing and consulting functions, appoints their members, establishes their responsibilities, determines their compensation and approves their regulations;
3.	appoints and revokes the powers of the Chief Executive Officer and the Chairman; establishes the terms, limits and operating methods of the exercise of such powers and determines the compensation related to the powers, on the basis of proposals from the Compensation Committee and after consulting the Board of Statutory Auditors. The Board may issue instructions to the Chief Executive Officer and the Chairman and reserve to itself any operations that pertain to its powers;
4.	establishes the guidelines of the organizational, administrative and accounting structure of the Company, of the most important controlled subsidiaries and of the Group; evaluates the adequacy of the organizational, administrative and accounting structure set up by the Chief Executive Officer in particular with regard to the management of conflicts of interest;
5.	establishes, in particular, based on the recommendations of the Internal Control Committee, the guidelines of the internal control system, in order to ensure the identification, measurement, management and monitoring of the main risks faced by the Company and its subsidiaries. Evaluates the adequacy, effectiveness and effective functioning of the internal control system managed by the Chief Executive Officer on an annual basis;
6.	establishes, based on the recommendation of the Chief Executive Officer, Company and Group strategies and objectives, including sustainability policies. Examines and approves the Company’s and Group’s strategic, operational and financial plans and the strategic agreements to be signed by the Company;
7.	examines and approves annual budgets for Eni’s Divisions and the Company, as well as the Group’s consolidated budget;
8.	evaluates and approves interim quarterly and half-yearly reports, as per current regulations. Evaluates and approves the sustainability report, submitted also to the Shareholders’ Meeting;
9.	receives from Directors with delegated powers, at every Board meeting or at least every two months, reports informing the Board of activities carried out in exercising the powers attributed as well as updates on activities carried out by the Group and on atypical or unusual transactions or transactions with related parties that were not previously submitted to the evaluation and approval of the Board;
10.	receives half-year updates on the Board Committees’ activities;
11.	evaluates the general performance of the Company and the Group, on the basis of information received from Board members with powers, with particular attention to situations of conflicts of interest and compares results achieved – as contained in the annual report and interim financial statements, as per current regulations – with the budget;
12.	evaluates and approves any transaction executed by the Company and its subsidiaries that have a significant economic, patrimonial and/or financial impact, with particular attention to situations in which Board members hold an interest on their own behalf or on behalf of third parties, and to related parties transactions. The Board ensures the principle of operational autonomy with specific regard to the listed companies of the Eni Group.
Transactions with a significant economic, patrimonial and/or financial impact include the following:
a)	acquisition and sale of shares, companies, branches of companies, and properties, capital contributions in kind, mergers and de-mergers exceeding euro 50 million, notwithstanding Article 23.2 of the By-laws;

b)	investments in fixed assets exceeding euro 100 million, or less if of particular strategic importance or particularly risky;
c)	any exploration initiatives and portfolio operations in the E&P sector in new areas;
d)	sale and purchase of goods and services other than investments, for an amount exceeding euro 1 billion or a duration exceeding twenty years;
e)	financing to non-controlled companies: (i) for amounts exceeding euro 50 million or, (ii) in any case, if the amount is not proportionate to the interest held;
f)	issuing by the Company of personal and real guarantees to non-controlled companies: (i) for amounts exceeding euro 200 million, if in the interest of the Company or of Eni subsidiaries, or (ii) in any case, if the guarantees are issued in the interest of non-controlled companies and the amount is not proportionate to the interest held. In order to issue the guarantees indicated in section (i) of letter f), if the amount is between euro 100 million and euro 200 million, the Board confers powers to the Chief Executive Officer and the Chairman, to be exercised jointly in case of urgency;
13.	appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, the General Managers of Divisions and attributes powers to them;
14.	appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, and with the approval of the Board of Statutory Auditors, the Manager charged with preparing the Company’s financial reports as per Legislative Decree No. 58/1998 delegating to him adequate powers and resources;
15.	appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, after consulting the Internal Control Committee, the person in charge of internal control and determines his/her compensation in line with the Company’s remuneration policies;
16.	ensures a person is identified as responsible for handling the relationships with the Shareholders;
17.	establishes, on the basis of the proposals received from the Compensation Committee, the criteria for top management compensation and implements the stock incentive plans approved by the Shareholders’ Meeting;
18.	examines and decides on proposals submitted by the Chief Executive Officer with respect to voting powers and to the appointment of members of the management and control bodies of the most important controlled subsidiaries. With specific regard to the shareholders’ meetings of listed companies of the Eni Group, the Board ensures the observance of the Corporate Governance Rules regarding the shareholders’ meetings;
19.	prepares the proposals to be submitted to the Shareholders’ Meetings; and
20.	examines and resolves on other matters that the Chief Executive Officer deems appropriate to submit to the Board because of their importance and sensitivity.

Pursuant to Article 23.2 of the By-laws, the Board resolves on: mergers by incorporation and proportional demergers of at least 90% directly owned subsidiaries; establishment and winding up of branches; amendments to the By-laws in order to comply with applicable legislation.

In accordance with Article 27 of Eni’s By-laws, the Chairman of the Board chairs Shareholders’ Meetings and oversees the implementation of decisions made by it.

In accordance with Article 23, paragraph 3 of Eni’s By-laws, the Chairman and the CEO report timely to the Board of Statutory Auditors, at least quarterly and at each Board meeting, on activities performed by and major transactions of Eni and its subsidiaries.

Appointment

In accordance with Article 17 of Eni’s By-laws, the Board of Directors is composed of 3 to 9 members. The Ordinary Shareholders’ Meeting determines the number of Directors within said limits. As per Article 6, paragraph 2, letter d) of Eni’s By-laws the Minister for Economy and Finance, in agreement with the Minister of Economic Development, may appoint one member of the Board without voting rights. The Minister for Economy and Finance chose not to appoint such member.

According to Law No. 474 issued on July 30, 1994, Article 17 of the by-laws states that shareholders representing at least 1% of voting shares, alone or together with other shareholders, and the Board of Directors have the right to present lists for the appointment of directors. Each shareholder can present or participate in presenting only one list. Each shareholder can express its vote to only one list.

Companies controlling a shareholder and companies controlled by the same entity are forbidden from presenting or otherwise concurring to the presentation of additional lists and voting for them. Lists are to be filed at Eni’s headquarters at least ten days before the date set for the Shareholders’ Meeting on first call (20 days in case of the Board of Directors presenting a list) and published in national newspapers. The independent candidates shall be expressly indicated in each list. Lists must include statements in which each candidate attests the possession of the honorability and independence requirements as provided for by the applicable legislation and Eni’s By-laws. A professional curriculum of each candidate is recommended.

Directors’ independence and duties

Legislative Decree No. 58 of February 24, 1998 (TUF), as amended by Legislative Decree No. 303 of December 29, 2006 states that at least two members in a Board composed by more than seven members must possess the independence requirements provided for Statutory Auditors of listed companies.

Article 17.3 of Eni’s By-laws states that at least three Board members shall have the independence requirement, in case the Board is made up by more than five members. This rule actually increases the number of independent directors in Eni’s Board. Eni’s Code foresees further independence requirements, in line with the ones provided by the Borsa Italiana Code.

On February 22, 2007, Eni’s Board of Directors, in accordance with the provisions of Eni’s By-laws and Code, determined that six out of its nine members are independent, specifically: non-executive Directors Alberto Clô, Renzo Costi, Dario Fruscio, Marco Reboa, Mario Resca and Pierluigi Scibetta. Renzo Costi was confirmed to be independent notwithstanding his permanence as board member for a period longer than nine years, due to the fact that he has been nominated by minority shareholders (specifically institutional investors) and has demonstrated ethical and professional qualities and independence when expressing his opinion during this period.

The Board of Statutory Auditors verified the proper application of criteria and procedures adopted by the Board to evaluate the independence of its members.

In accordance with the TUF, implemented in Article 17.3 of Eni’s By-laws, the Directors and General Managers of listed companies shall possess the honorability requirements prescribed for statutory auditors.

On February 22, 2007, the Board of Directors verified that all its members possess the honorability requirements.

In accordance with Article 17.3 of Eni’s By-laws, should the independence and honorability requirements be impaired or cease or if situations of ineligibility or incompatibility have arisen, the Board removes said members and provides for his substitution or invites him to remove the situation of incompatibility within the terms set by the board itself, if this last condition is not met, the Director will be removed from office. The Directors shall communicate to the Company whether the above mentioned requirements have been impaired or have ceased or situations of ineligibility or incompatibility have arisen.

In its meeting of December 13, 2006, the Board of Directors expressed its opinion on the matter of the admissible number of positions held by Directors in other companies, as required by Eni’s Self-discipline Code:

•	an executive Director should not hold: (i) the position of executive director in any other Italian or foreign listed company, or in any finance, banking or insurance company or any company with a net equity exceeding euro 10 billion; and (ii) the position of non-executive director or statutory auditor (or member of any other advisory committee) in more than three of said companies; and
•	a non-executive Director, should not hold further positions than the one held in Eni, as: (i) executive director in more than one of the companies mentioned above and non-executive director or statutory auditor (or member of any other control body) in more than three of the mentioned companies, or as (ii) non-executive director or statutory auditor in more than six of the mentioned companies.

All the positions held in Eni’s subsidiaries are excluded for the purposes described above.

In case a Director exceeds said limits in terms of positions held, he should timely inform the Board, who shall judge the situation taking into account the interest of the Company and call upon the interested director to make a decision on the matter.

On the basis of available information, Eni’s Directors comply with these limits on the number of positions held in other companies.

In accordance with the TUF and with Article 23.3 of Eni’s By-laws, the Directors shall timely inform the Board of Statutory Auditors on transactions in which they have an interest.

In accordance with Article 2391 of the Italian Civil Code, Directors inform other Directors and the Board of Statutory Auditors of any interest they may have, directly or on behalf of third parties, in any transaction of Eni.

During each Board of Directors’ meeting, the Chairman expressly asks the Directors to declare any of their potential interest in transactions on the agenda.

The Eni Code, in accordance with the Borsa Italiana Code, foresees the adoption, by the Board of Directors, of measures ensuring that transactions in which a director has an interest, directly or on behalf of third parties, and all transactions carried out with related parties, are performed in a transparent way and meet criteria of substantial and procedural fairness.

Preparation of a procedure regarding transactions with related parties is underway; however its finalization is stalling due to the circumstance that Italian listed companies are awaiting the emission on part of Consob of certain guidelines as provided for by Article 2391-bis of the Civil Code. Pending the emission of such guidelines transactions with related parties are submitted to the Board of Directors, even though their amounts are lower than the materiality threshold set for the transactions to be approved by the Board.

Functioning

In its meeting of June 1, 2005, the Board of Directors defined the rules for the calling of its meetings; in particular, the Chairman convenes Board meetings and, in agreement with the CEO, defines agenda items. Notice is sent to the Directors, Statutory Auditors and the Magistrate of the Court of Accounts, by mail, fax, or e-mail within five days of the meeting’s date, at least 24 hours in advance in case of urgency. Eni’s By-laws allow meetings to be held by video or teleconference.

Board members, Statutory Auditors and the Magistrate of the Court of Accounts receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions, except when confidentiality is deemed necessary.

During meetings Directors can meet managers of Eni and its subsidiaries in order to obtain information on specific matters of the agenda items.

In 2006, the Board held 16 meetings with an average attendance rate of 85%. The agendas for these meetings included, among others, the followings issues:

i)	Group strategy and the industrial plan for the four-year period 2007-2010;
ii)	2006 budget;
iii)	review of quarterly accounts for the first, second and third quarter of 2006, and of preliminary full year results for 2005;
iv)	approval of 2005 consolidated financial statements and 2006 semi-annual consolidated accounts;
v)	approval of an interim dividend pertaining to fiscal year 2006 and of the full-year dividend proposal for 2005 to be submitted to the Annual General Shareholders’ Meeting;
vi)	evaluation of the independence of the Directors and evaluation of Board practices;
vii)	adoption of the Code of Conduct for listed companies, as issued by Borsa Italiana in March 2006 (Borsa Italiana Code) and implementation of the necessary provisions to the Eni Code in order to align it with the recommendations of the Borsa Italiana Code;
viii)	approval of a new incentive scheme for Group top managers and senior and middle managers and approval of the stock-based incentive plan for the three-year period 2006-2008; and
ix)	approval of the most significant transactions of the parent company and of Group companies in the year.

Board Committees

The Board has instituted three committees with proposal and advisory functions. Their composition, tasks and functioning are defined by the Board of Directors in respect of the criteria established by the Eni Code. They are: a) the Internal Control Committee, b) the Compensation Committee and c) the International Oil Committee. These Committees are composed almost exclusively of independent Directors.

The composition of the Board’s Committees is as follows:

Internal Control Committee: Marco Reboa (Chairman, independent), Alberto Clô (independent), Renzo Costi (independent) and Pierluigi Scibetta (independent).

Compensation Committee: Mario Resca (Chairman, independent), Renzo Costi (independent), Marco Pinto (non-executive) and Pierluigi Scibetta (independent).

International Oil Committee: Alberto Clô (Chairman, independent), Paolo Scaroni (CEO), Dario Fruscio (independent) and Marco Reboa (independent).

The Code, in line with the Borsa Italiana Code, suggests the creation of a "Nominating Committee". The Board of Directors has not formed this Committee due to the significant presence of the Italian State in Eni’s shareholding (see "Item 7 – Major Shareholders").

Internal Control Committee

The Internal Control Committee is in charge of putting forward proposals and providing advisory functions on general management issues to the Board of Directors. The Committee consists of three to four non-executive directors, the majority of whom must meet the independence requirements set out in the By-laws. Where such members are included in the Board of Directors, at least two members of the Committee shall be adequately experienced in accounting and financial matters as per the assessment made by the Board of Directors at the time of their appointment.

The Committee shall:

a)	assess, jointly with the head of the office in charge of drawing up corporate accounting documents and the external auditors the appropriate implementation of accounting principles and their homogeneity with a view to drawing up the consolidated financial statements;
b)	upon the CEO’s request, issue opinions on specific matters related to the identification of the main business risks as well as to planning, implementing, and managing the internal control system;
c)	evaluate the audit plan prepared by the Internal Audit Manager and the activity reports that the latter shall draw up at least quarterly;
d)	carry out such additional tasks as are committed to it by the Board of Directors, and in particular issue opinions on the rules relating to substantive and procedural transparency and fairness of the operations with related parties as well as of the operations in which a director has a vested interest whether on his own or on behalf of third parties;
e)	report to the Board, at least every six months, on the occasion of approving the financial statement and the half year report, on its activities and the adequacy of the internal control system;
f)	issue an opinion on the proposals to the Board for appointment and removal of the Internal Audit Manager as put forward by the Chief Executive Officer in agreement with the Chairman as well as on the proposals concerning the Internal Audit Manager’s salary in line with corporate policies; and
g)	assess the findings from the internal audit reports, the communications from the Board of Statutory Auditors and the individual members thereof, the reports and management letters by external auditors, the annual report by the Guarantor for the Code of Practice, the reports of the Watch Structure, and the enquiries and reviews carried out by third parties.

Additionally, the Committee shall assist the Board of Directors with a view to:

•	set out the main principles for the internal control system so as to appropriately identify and adequately evaluate, manage, and monitor the main risks related to the Company and its subsidiaries, by laying down the compatibility criteria between said risks and sound corporate management; and
•	assess, at least annually, the adequacy, effectiveness, and actual operations of the internal control system.

In 2006, the Internal Control Committee held 15 meetings, with an average attendance rate of 80%, and reviewed the following: (i) the 2006 audit plan prepared by Eni, Saipem and Snam Rete Gas internal audit functions and their progress; (ii) findings and results from Eni’s internal auditing interventions; (iii) initiatives undertaken and effects of measures applied in order to eliminate the weaknesses highlighted by Eni’s Internal Audit department; (iv) the essential features of the 2005 financial statements, making suggestions intended to improve the level of disclosure through meetings with top level representatives of administrative functions of the main Eni subsidiaries, chairmen of boards of statutory auditors and responsible partners from external audit companies; (v) Eni’s 2006 draft Half Year Report; (vi) the "Recommendations on the internal accounting control system" presented on 2004 financial statements by the external audit company; (vii) the external audit company reports on "Facts and circumstances of interest in the governance activity"; (viii) the situation of appointments of external auditors of main group companies, the recognition of costs incurred and the observations contained in the reports of external auditors pertaining to the financial statements of Eni’s subsidiaries; (ix) the proposal to integrate the task of Eni’s external auditors, to also include the certification of Eni’s internal control system, under Section 404 of the Sarbanes-Oxley Act (SOA) for fiscal year 2006, and the proposal extending the task of the external auditor currently in charge to audit the financial statements of Group companies and to certify the Group internal control system over financial reporting as well as all other admissible tasks for the 2007-2009 period; (x) the report on the implementation of SOA activities; (xi) the report presented by the Watch Structure established as required by Legislative Decree No. 231/2001; (xii) the general aspects of rules on recommendations received by Eni, which also include confidential or anonymous recommendations, issued also in respect of the Sarbanes-Oxley Act, and the periodic reports concerning the received recommendations; (xiii) the new organizational structure and the tasks of Eni Internal Audit function; (xiv) the reorganization of the Group supply activities; (xv) issues on hydrocarbon reserves and relevant classification criteria, also including accounting issues; (xvi) appointments of consultants and legal counselors supporting the Company on legal matters for the 2005-2006 two year period; (xvii) antitrust procedures and the recognition of the relevant provisions to the risk reserve; (xviii) the reports on additional information submitted to the SEC and accounting treatment of the merger of Enifin with the parent company Eni; and (xix) the report on Eni administrative and accounting organization to be submitted to the Board of Directors.

The Internal Audit Manager is the secretary of the Committee. In its meeting of March 16, 2007, the Board of Directors, as proposed by the CEO, in agreement with the Chairman and after asking the Internal Control Committee for its opinion, entrusted the Internal Audit Manager as manager delegated for the internal control.

Compensation Committee

The Compensation Committee, established by the Board of Directors in 1996, is entrusted with proposing tasks in respect of the Board:

•	presenting proposals for the remuneration of the Chairman and CEO, regarding the various forms of compensation and benefits;
•	presenting proposals for remuneration of members of the committees of Directors established within the Board; and
•	examining the indications of the CEO and presenting proposals for: (i) annual and long-term incentive plans, including equity-based plans; (ii) general criteria for the compensation of the managers with strategic responsibilities; and (iii) company objectives and results of performance plans, related to the determination of the variable part of the remuneration of executive directors and the implementation of incentive plans.

The Committee is composed of four Directors, the majority of them being non-executive independent directors. The Committee reports to the Board of Directors on activities performed at least twice a year. In 2006, the Compensation Committee held 9 meetings, with an average attendance rate of 96%, and accomplished the following: (i) verified functions and tasks of the Committee, defined by the new regulation approved by the Board of Directors in June 2005 (available on Eni’s website), in accordance with the national and international corporate governance principles, confirming their substantial alignment with international and national standards; (ii) examined the objectives of the 2006 performance and incentive plan and appraised 2005 results, to be submitted to the Board of Directors for approval; (iii) examined the revised long-term incentive system for managers, and drafted a proposal based on which the Board of Directors requested the Shareholders’ Meeting’s approval of the 2006-2008 stock option plan and the authorization to use treasury shares for servicing the stock option plan; (iv) examined the issue of the insurance against professional risks included in agreements for Eni managers, extended to Directors and Statutory Auditors, as approved by the Board of Directors in its meeting of March 30, 2006, and the issue of the insurance against managerial risks, on which the Shareholders’ Meeting’s approval has been requested; (v) examined the Chairman variable compensation and drafted a proposal for determining the variable part of the remuneration of the Chairman and CEO based on 2005 performance to be submitted to the Board of Directors; (vi) examined the benchmarks for top management remuneration, the criteria of the annual remuneration policy, as well as the implementation of incentive plans for the year and in the long-term in order to draft a proposal to submit to the Board of Directors; (vii) examined the compensation to be attributed to the Directors, related to functions and activities performed in their role as members of the Committees established by the Board, in order to draft a proposal approved by the Board of Directors’ meeting of July 27, 2006; and (viii) examined the impact of the new stock-based incentive scheme on CEO compensation, and drafted an integration proposal in order to maintain the incentive level established in 2005, to be submitted to the Board of Directors (see "Stock options and other share-based compensation").

International Oil Committee

The International Oil Committee established by the Board of Directors in 2002, is entrusted with the monitoring of trends in oil markets and the study of their aspects.

In 2006 the International Oil Committee met five times with a 75% participation of its members.

The first meeting concerned trends and conditions of the oil and gas industry, as well as the key variables of the energy scenarios for Eni’s four-year strategic plan. The other meetings concerned the analysis of worldwide energy market prospects to 2020, to identify the main issues and challenges to be addressed in Eni Master Plan – a key document in the planning process defining Eni industrial strategies. In particular, the meetings dealt with: (i) worldwide energy consumption trends to 2020 – discussed in two meetings – aimed at identifying fundamentals, underlying assumptions and possible uncertainties in consumption trends in the most important world areas; (ii) a survey of the supply of natural gas in the world; and (iii) a survey of the worldwide oil supply, highlighting hydrocarbons and infrastructure development trends, in relation to the industrial and market trends in the next 15 years.

Board of Statutory Auditors

The Board of Statutory Auditors, in accordance with Article 149 of Legislative Decree No. 58/1998, monitors: (i) the respect of laws and of Eni’s memorandum of association; (ii) the respect of the principles of proper administration; (iii) the adequacy of the company’s organizational structure, for the parts covered by the Board’s responsibility, of its internal control system and administration and accounting systems as well as the reliability of the latter in fairly representing the management of the company; (iv) the adequacy of instructions conveyed by the parent company to its subsidiaries according to Article 114, paragraph 2 of the above mentioned decree; and (v) the actual implementation of corporate governance rules foreseen by the codes of conduct prepared by market regulators and the associations the company belongs to, that the company publicly declares to respect.

In accordance with the Eni Code, in line with the Borsa Italiana Code, the Board of Statutory Auditors monitors the independence of the external auditing firm, verifying both the compliance with the provisions of applicable laws and regulations governing the matter, and the nature and extent of services other than the accounting control provided to Eni by the auditing firm and the entities belonging to its network. According to the TUF (as amended by Legislative Decree No. 303/2006), the Board of Statutory Auditors drafts a proposal regarding the appointment of the external auditors and their fee to be submitted to the Shareholders’ Meeting for approval.

The Board of Directors in its meeting of March 22, 2005, in accordance with SEC Rule 10A-3(c)(3) for foreign companies listed on the New York Stock Exchange, elected the Board of Statutory Auditors to fulfill the role of the audit committee in U.S. companies under the Sarbanes-Oxley Act and SEC rules, within the limits set by Italian legislation from June 1, 2005. On June 15, 2005, the Board of Statutory Auditors approved the regulation for carrying out the functions attributed to the audit committee under U.S. laws. This regulation is published on Eni’s website.

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

The Board of Statutory Auditors is comprised of five auditors and two alternate auditors, appointed by the Shareholders’ Meeting for a three-year term.

On May 27, 2005, Eni’s Shareholders’ Meeting appointed the following statutory auditors for a three-year period and however until the Shareholders’ Meeting approving financial statements for fiscal year 2007: Paolo Andrea Colombo (Chairman), Filippo Duodo, Edoardo Grisolia, Riccardo Perotta and Giorgio Silva. Francesco Bilotti and Massimo Gentile are alternate auditors. A curriculum of these auditors is published on Eni’s website. The same Meeting also determined the yearly compensation of the Chairman of the Board of Statutory Auditors and each Auditor amounting to euro 115,000 and euro 80,000 respectively.

Paolo Andrea Colombo, Filippo Duodo, Edoardo Grisolia and Francesco Bilotti were candidates in the list presented by the Ministry of Economy and Finance; Riccardo Perotta, Giorgio Silva and Massimo Gentile were candidates in the list presented by institutional investors coordinated by Fineco Asset Management SpA.

Statutory Auditors are appointed in accordance with Eni’s By-laws with a list vote; at least two auditors and one substitute are chosen from minority candidates. According to Article 28.2 of Eni’s By-laws, as revised by the Shareholders’ Meeting of May 25, 2006, to implement the provision of Law No. 262 of December 28, 2005 (law on the protection of savings), the Shareholders’ Meeting elects Chairman of the Board of Statutory Auditors a member elected from a list other than the one obtaining the majority of votes. The lists of candidates include declarations made by the candidates on the possession of independence and expertise requirements prescribed by applicable regulation and a professional resume of each candidate, must be filed at the company’s headquarters at least 10 days before the date of the Shareholders’ Meeting on first call and are published in national newspapers.

In accordance with the TUF, Statutory Auditors have to possess the specific requirements of independence and the professional and honorability requirements as prescribed by a regulation of the Minister of Justice. As also reported in the Code, the Statutory Auditors shall act with autonomy and independence also vis-à-vis the shareholders who elected them. As for professional qualifications of the candidates, Article 28 of Eni’s By-laws, in line with the said Decree of the Minister of Justice, foresees that the professional requirements can also be acquired with at least three years of professional experience or by teaching business law, business administration and finance, as well as at least a three year experience in a managerial position in geological or engineering businesses. Eni’s auditors are all chartered auditors.

Article 28 of Eni’s By-laws also prohibits the appointment of members of administration and control bodies in other companies within the limits set by Consob regulation. If said limits are violated, the relevant Statutory Auditor shall resign from one or more of his offices.

In its meeting of March 16, 2007, the Board of Statutory Auditors verified that all its members comply with the independence criteria prescribed by the rules of the Eni Code intended to ensure the Statutory Auditors’ possession of required independence after their appointment, also based on the criteria defined by the Code for the members of the Board of Directors.

Statutory Auditors receive information on all issues on the agenda of the Board of Directors at the same time as the Directors. In line with the provisions of the Eni Code, an Auditor who has an interest, either own or on behalf of third parties, in a certain transaction of the issuer, shall inform the Board of Directors and the other Auditors.

In 2006, the Board met 20 times with an average participation of 88% of its members.

In 2006, Eni’s External Auditors met with Eni Statutory Auditors in order to discuss: (i) critical accounting policies and practices applied for the purpose of a proper representation of Eni’s results of operations and financial condition; (ii) alternative accounting treatments provided for by generally accepted accounting principles concerning material items discussed with management, including ramifications of the use of, the impact deriving from the application of said alternative disclosures and treatments and relevant information, as well as the treatments preferred by external auditors; and (iii) the contents of any other material written communication between external auditors, and management.

For a description of the special powers of the State, see "Item 10 – Memorandum and Articles of Association – Limitations on Voting and Shareholdings – Special Powers of the State" below.

Significant Differences in Corporate Governance Practices as per Section 303A.11 of the New York Stock Exchange Listed Company Manual

Corporate governance As discussed above, Eni’s organizational structure follows the traditional Italian model of companies which provides for two main separate corporate bodies, the Board of Directors and the Board of Statutory Auditors to whom management and monitoring duties are respectively entrusted.

This model differs from the U.S. unitary model which provides for the Board of Directors as the sole corporate body responsible for management and for audit committee established within the same Board for monitoring.

Below is a description of the most significant differences between corporate governance practices followed by U.S. domestic companies under the NYSE standards and those followed by Eni.

INDEPENDENT DIRECTORS
NYSE standards Under NYSE standards listed U.S. companies’ Boards must have a majority of independent directors. A director qualifies as independent when the Board affirmatively determines that such director does not have a material relationship with the listed company (and its subsidiaries), either directly, or indirectly. In particular, a director may not be deemed independent if he/she or an immediate family member has a certain specific relationship with the issuer, its auditors or companies that have material business relationships with the issuer (e.g. he/she is an employee of the issuer or a partner of the auditor). In addition, a director cannot be considered independent in the three-year "cooling-off" period following the termination of any relationship that compromised a director’s independence.

Eni standards In Italy, the Borsa Italiana Code recommends that the Board of Directors includes an adequate number of independent non-executive directors in the sense that they do not maintain, nor have recently maintained, directly or indirectly, any business relationships with the issuer or persons linked to the issuer, of such a significance as to influence their autonomous judgement.

The directors’ independence shall be periodically assessed by the Board of Directors.

The results of the assessments of the Board shall be communicated to the market.

The Board of Directors shall evaluate the independence of its non-executive members having regard more to the contents than to the form and keeping in mind that a director usually does not appear independent in the following events, to be considered merely as an example and not limited to:

a)	if he/she controls, directly or indirectly, the issuer also through subsidiaries, trustees or through a third party, or is able to exercise over the issuer dominant influence, or participates in a shareholders’ agreement through which one or more persons may exercise a control or considerable influence over the issuer;
b)	if he/she is, or has been in the preceding three fiscal years, a relevant representative of the issuer, of a subsidiary having strategic relevance or of a company under common control with the issuer, or of a company or entity controlling the issuer or able to exercise over the same a considerable influence, also jointly with others through a shareholders’ agreement;
c)	if he/she has, or had in the preceding fiscal year, directly or indirectly (e.g. through subsidiaries or companies of which he/she is a significant representative, or in the capacity of partner of a professional firm or of a consulting company) a significant commercial, financial or professional relationship:
-	with the issuer, one of its subsidiaries, or any of its significant representatives;
-	with a subject who, jointly with others through a shareholders’ agreement, controls the issuer, or – in case of a company or an entity – with the relevant significant representatives;
-	or is, or has been in the preceding three fiscal years, an employee of the above-mentioned subjects;
d)	if he/she receives, or has received in the preceding three fiscal years, from the issuer or a subsidiary or holding company of the issuer, a significant additional remuneration compared to the "fixed" remuneration of non-executive director of the issuer, including the participation in incentive plans linked to the company’s performance, including stock option plans;
e)	if he/she was a director of the issuer for more than nine years in the last twelve years;
f)	if he/she is vested with the office of executive director in another company in which an executive director of the issuer holds the office of director;
g)	if he/she is shareholder or quotaholder or director of a legal entity belonging to the same network as the company appointed for the accounting audit of the issuer; and
h)	if he/she is a close relative of a person who is in any of the positions listed in the above paragraphs.

The Eni Code foresees further independence requirements, in line with the ones provided by the Borsa Italiana Code. In its meeting of February 22, 2007, Eni’s Board of Directors judged that six out of eight of its non-executive members comply with the independence standards, set by the Eni Code. Non-executive Director Marco Pinto is an employee of the Ministry of Economy and Finance.

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

Eni standards This provision is not applicable to non-U.S. private issuers. The Code allows listed companies to have within the Board of Directors a committee for directors’ nominees proposals, above all when the Board of Directors detects difficulties in the shareholders’ submission of nominees proposals, as could happen in publicly owned companies. Eni has not set up a nominating committee, considering the nature of its shareholding as well as the circumstance that, under Eni’s By-laws, directors are appointed by the Shareholders’ Meeting based on lists presented by shareholders or by the Board of Directors.

Compensation

Board members’ emoluments are determined by the Shareholders’ Meeting, while the emoluments of the Chairman and CEO, in relation to the powers entrusted to them, are determined by the Board of Directors, and based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors.

Main elements of the compensation of the Chairman, the CEO, other Board members and of Eni’s three General Managers are outlined as follows.

CHAIRMAN
The compensation of the Chairman of the Board of Directors has been resolved by Eni’s Shareholders’ Meeting on May 27, 2005 and it includes:

a)	a fixed salary of euro 265,000 and reimbursement of out of pocket expenses; and
b)	a variable emolument which amount is determined in accordance with the performance of Eni shares in the reference year as compared with the performance of the seven largest international oil companies for market capitalization, taking account of the dividend paid. This emolument amounts to euro 80,000 or euro 40,000, depending on whether the performance of Eni shares is rated first or second, or third or fourth in the reference year, respectively. No bonus is paid in case Eni scores a position lower than the fourth one. In 2006 Eni rated third and it was paid an emolument of euro 40,000.

With respect to the powers delegated to the Chairman, the Board of Directors determined further compensation, as follows:

a)	a yearly fixed salary of euro 500,000; and
b)	a yearly performance bonus based on the achievements of specific company’s objectives determined in the same way as for the CEO (see below). In 2006, based on 2005 Eni’s results, a variable amount equal to 125% of the target level was determined, within an interval ranging from 85% to 130% of said target level. The target level of such variable amount is 60% of the fixed amount under a) above and the 2006 bonus paid was euro 375,000.

Compensation of the Chairman also includes an insurance against death or permanent inability caused by injury or sickness in the exercise of his duties or under certain other circumstances as stipulated collectively for all managers of Italian companies producing goods and services. In particular, a specific insurance policy has been underwritten which guarantees euro 500,000 to survivors with an annual charge for Eni of euro 15,000.

CEO
Compensation for the CEO has been resolved by the Board of Directors of Eni in connection with his position both as CEO and as General Manager of the parent company Eni SpA. He was appointed to both positions on June 1, 2005.

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

Compensation includes the following items:

a)	a yearly fixed amount of euro 1,430,000, including a salary of euro 1,000,000 for the services as General Manager and an emolument of euro 430,000 for the services as CEO;
b)	a yearly performance bonus based on the achievement of specific company objectives. This bonus is determined based on the achievement of Eni’s target as approved by the Board of Directors on proposal of the Compensation Committee and defined consistently with the targets of the strategic plan and yearly budget. In 2005 said targets include a set level of cash flow from operations (with a 40% weight), profitability (30%) and divisional operating performance (30%). Results achieved have been assessed assuming a constant trading environment and have been verified by the Compensation Committee and approved by the Board of Directors. The maximum of such amount is 100% of the fixed amount under a) above. In 2006 the bonus of euro 834,000 was determined on the actual period of office from June 1, 2005;

c)	a long-term incentive plan under a new incentive scheme as approved in March 2006, by the Board of Directors as proposed by the Compensation Committee. This new scheme provides for: (i) a deferred monetary bonus, linked to the achievement of certain Company's financial performance annual targets, replacing a previous stock grant plan; and (ii) a stock option plan focused on the achievement of certain targets in terms of performance of the Eni share (see below for a description of Eni’s long-term incentive schemes). Under this plan the CEO receives:
i)	a yearly assignment of a deferred monetary bonus in the period 2006-2008, at target level of 55% of the fixed amount under a) above. In 2006 the basic deferred bonus that will be paid after three years in connection with Eni EBITDA annual results was euro 786,500; and
ii)	a yearly assignment of stock options in the period 2005-2007 for a face value corresponding to 11 times the fixed amounts under section a) above. In 2006, a total of 681,000 options were assigned with a vesting period of three years and an exercise price of euro 23.1 corresponding to the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding award. The 2006 assignment also includes a deferred bonus linked to the market performance of Eni shares and corresponding to 96,000 options with a strike price of euro 23.1 and a vesting period of three years; this bonus was determined by the Board of Director on proposal of the Compensation Committee in order to maintain the incentive level established in 2005;
d)	severance payment as regulated by Italian laws, which consists in yearly accruals to the reserve for employee benefits that will be paid by the company to the employee when employment ceases. Each annual accrual corresponds to the yearly remuneration received as General Manager (fixed and variable amounts and stock grants assigned) divided by 13.5. These amounts are revaluated yearly at a fixed rate of 1.5% plus the 75% of the yearly official consumer price index increase;
e)	as an integration to the severance payment described above, should the employment contract of Mr. Scaroni as General Manager of Eni SpA be terminated upon expiry of the term of his office as CEO or upon earlier termination of such office, he will be entitled to receive a lump sum of euro 7 million, which is also intended as waiver to any obligation related to advance notice of termination. This integration will not be paid if the termination of office meets the requirement of due cause as per Article No. 2119 of the Italian Civil Code, in case of death and in case of resignation from office other than as the result of a reduction in the powers currently attributed to the CEO. Upon termination of employment Eni will also pay an amount corresponding to the social security payments and severance payment accruals as applied to the fixed amount and to 50% of the variable part of the compensation received as CEO. To this end Eni accrues a yearly provision of euro 204,737.93;
f)	competition clause: the CEO agrees not to be engaged, on his own account and directly, in any business that may be in competition with the businesses of Eni, as per its By-laws, in Italy, Europe and North America for a year after termination of office. In consideration for this agreement, Eni will pay a fee corresponding to the yearly fixed amounts under a) section above. As a consequence of any breach of this clause, the CEO would loose the right to such fee or should reimburse any amount already paid, and shall pay to Eni damages in an amount agreed among the parties to correspond to twice such non-competition fee;
g)	the pension scheme corresponds to the scheme applied to Eni managers and provided by INPS (the Italian state social security entity) to all Italian workers. In addition, the CEO is included in an additional pension scheme under the form of an Eni Group pension fund agreed collectively by Eni and Eni managers which provides an integration, in the form of a lump sum payment or a perpetuity, to the pension paid by the State. This integration is proportional to contributions to the fund made by both the manager and the Company in equal amounts. The integration is assigned to the manager when eligible for the payment of the pension from the State, provided that a minimum time period has elapsed according to the Fund by-laws. An agreement signed on March 20, 2006, established that the Company’s and the manager’s payment to this Fund amounts to 3.5% of the total salary of the CEO as General Manager (i.e. the aggregate of the fixed and variable amount up to a maximum of euro 200,000);
h)	like all other Eni managers, Mr. Scaroni is entitled to participate in a health insurance fund financed by Eni managers and Eni which provides reimbursement of certain medical expenses on the basis of rules and parameters as provided for by the Fund’s by-laws; and
i)	insurance against death or permanent inability caused by injury or disease in the exercise of his duties or under certain other circumstances as stipulated collectively for all managers of Italian manufacturing companies. In particular a specific insurance policy has been underwritten on behalf of Mr. Scaroni which guarantees euro 7.5 million to survivors in case of death, however determined, with an annual charge for Eni of euro 62,000.

MEMBERS OF THE BOARD OF DIRECTORS
The compensation of members of the Board of Directors has been determined by Eni’s Shareholders’ Meeting of May 27, 2005 and includes:

a)	a fixed emolument of euro 115,000 and reimbursement of out of pocket expenses; and
b)	a variable emolument determined in accordance with the performance of Eni shares in the reference year as compared with the performance of the seven largest international oil companies for market capitalization, taking account of the dividend paid. Said emolument amounts euro 20,000 or euro 10,000 depending on whether the performance of Eni shares is rated first or second, or third or fourth in the reference year, respectively. In 2006 Eni rated third and it was paid an emolument of euro 10,000.

The Board of Directors in the meeting of July 27, 2006, as proposed by the Compensation Committee and advised by the Board of Statutory Auditors, determined an additional element of remuneration for the Board members holding positions in Board’s committees, with the exclusion of the Chairman and CEO. Said fee amounts to euro 30,000, and euro 20,000 for the position of chairman of a committee and of member of a committee, respectively. This amount decreases to euro 27,000 and euro 18,000 in case a member holds positions in more than one committee.

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

Their remuneration includes:

a)	a base salary, defined considering the position held and their specific responsibilities, taking into account the compensation level adopted by domestic and worldwide companies (in oil and gas, industrial and service sectors) and aligning it on a yearly base considering individual performance and career progression;
b)	a performance bonus paid yearly, based on the achievement of specific financial, operational and strategic targets and of individual performance goals pertaining to each business. The variable part paid in 2006 was determined based on the achievement of each business area’s targets for 2005 and defined consistently with the targets of the strategic plan and yearly budget. The target level of such variable amount is 60% of the base salary;
c)	a long-term incentive plan under a new incentive scheme as approved in March 2006, by the Board of Directors as proposed by the Compensation Committee. This new scheme applies to the 2006-2008 three-year period and provides for: (i) a deferred monetary bonus, linked to the achievement of certain business growth and operating efficiency goals and certain Company's financial performance annual targets, replacing a previous stock grant plan; and (ii) a stock option incentive focused on the achievement of certain targets in terms of performance of the Eni share (see below for a description of Eni’s long-term incentive schemes). Under this plan the three General Managers receive:
i)	a yearly assignment of a deferred monetary bonus at target level of 40% of the base salary. In 2006, based on 2005 Eni results, the basic deferred bonus awarded was equal to 130% of the target level, within an interval ranging from 70% to 130%; and
ii)	a yearly assignment of stock options for a face value corresponding to 4.5 times the base salary. Options assigned in 2006 had a vesting period of three years and an exercise price of euro 23.1 corresponding to the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding the award;
d)	severance payment as regulated by Italian laws, which consists in yearly accruals to the reserve for employee benefit that will be paid by the company to the employee when employment ceases. Each annual accrual corresponds to the yearly remuneration received as general manager divided by 13.5. These amounts are revaluated yearly at the rate of 1.5% plus the 75% of the official yearly consumer price index increase;
e)	the pension scheme corresponds to the scheme applied to Eni managers and provided by INPS to all Italian workers. In addition, the General Managers are included in the additional pension scheme of Eni managers which provides an integration to the public pension. For further details see section g) of the description of compensation of the CEO;
f)	like all other Eni managers, they are entitled to participate in a health insurance Fund financed by Eni managers and Eni which provides reimbursement of certain medical expenses on the basis of rules and parameters as provided for by the Fund’s by-laws. For further details see section h) of the description of compensation of the CEO; and
g)	insurance against death or permanent inability caused by injury or disease in the exercise of his duties or under certain other circumstances as stipulated collectively for all managers of Italian manufacturing companies.

With the exception of the CEO as described above, none of the Directors of Eni has service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment.

Remuneration earned for 2006 by members of the Board of Directors, including the CEO and the Chairman, the three General Managers and Eni’s senior managers attending on a permanent basis the meetings of the Steering Committee of Eni (total amount) is reported in the table below. Emoluments earned by the Statutory Auditors of Eni are also included.

Follows a description of each column of the following table:

•	"Emoluments for service at Eni SpA" comprise fixed fees to non-executive and executive Directors for their office as Board member, and the Statutory Auditors, the amount of which is set by shareholders. Fixed fees to the Chairman and the CEO for the powers delegated to them by the Board are also reported, the amount of which is set by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors. Furthermore, fixed fees to Directors attending the Committees formed by the Board of Directors are included within this column;
•	"Non cash benefits" comprise amounts referring to all fringe benefits, including insurance policies;
•	"Bonuses and other incentives" comprise: (i) the performance bonus awarded in the year to Directors and the Chairman based on the share performance of Eni; (ii) the performance bonus awarded in the year to both the Chairman and the CEO in connection with the power delegated to them by the Board, based on the achievement of specific company objectives; and (iii) the performance bonus awarded in the year to the CEO, in his quality as General Managers of the parent company, the three General Managers of Eni’s divisions and Eni’s senior managers based on the achievement of specific financial, operational and strategic targets and of individual performance goals pertaining to each business or functional unit;
•	"Salaries and other elements" report base salaries paid to the CEO, the General Mangers of Eni’s divisions and senior managers, and indemnities paid upon termination of the employment contract. Referring to the Statutory Auditors, fees paid for positions held on the Board of Statutory Auditors in Eni’s subsidiaries are also reported.

Name	Position	Term of office	Expiry date of the position (1)	Emoluments for service at Eni SpA	Non-cash benefits	Bonus and other incentives (2)	Salaries and other elements	Total

(euro thousand)

Board of Directors
Roberto Poli	Chairman	01.01-12.31	05.30.08	765	15	415				1,195
Paolo Scaroni	CEO	01.01-12.31	05.30.08	430	62	834	(3)	1,014		2,340
Alberto Clô	Director	01.01-12.31	05.30.08	134		10				144
Renzo Costi	Director	01.01-12.31	05.30.08	130		10				140
Dario Fruscio	Director	01.01-12.31	05.30.08	124		10				134
Marco Pinto	Director	01.01-12.31	05.30.08	130		10				140
Mario Resca	Director	01.01-12.31	05.30.08	128		10				138
Marco Reboa	Director	01.01-12.31	05.30.08	134		10				144
Pierluigi Scibetta	Director	01.01-12.31	05.30.08	130		10				140
Board of Statutory Auditors
Paolo Andrea Colombo	Chairman	01.01-12.31	05.30.08	115				89	(4)	204
Filippo Duodo	Auditor	01.01-12.31	05.30.08	80				55	(5)	135
Edoardo Grisolia (6)	Auditor	01.01-12.31	05.30.08	80						80
Riccardo Perotta	Auditor	01.01-12.31	05.30.08	80				63	(7)	143
Giorgio Silva	Auditor	01.01-12.31	05.30.08	80				44	(8)	124
General Managers
Stefano Cao	E&P Div.	01.01-12.31				643		966		1,609
Domenico Dispenza	G&P Div.	01.01-12.31				386		669		1,055
Angelo Taraborrelli	R&M Div.	01.01-12.31				400		645		1,045

2,540	77	2,748	3,545	8,910

Senior managers (9)	1,932	7,846	(10)	9,778

(1)	The term of position ends with the Meeting approving financial statements for the year ending December 31, 2007.
(2)	Based on performance achieved in 2005.
(3)	Amount accrued related to the period of duration of the task from June 1 to December 31, 2005.
(4)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Saipem and EniServizi.
(5)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA, Chairman of the Board of Statutory Auditors of CEPAV Uno and CEPAV Due.
(6)	Compensation for the service is paid to the Ministry of Economy and Finance.
(7)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Snam Rete Gas and as Statutory Auditor in Enifin SpA.
(8)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA and as Chairman of the Board of Statutory Auditors of TSKJ Italia Srl.
(9)	Managers, who during the year with the CEO and the General Managers of Eni divisions, have been member of the Eni Directors Committee (nine managers).
(10)	Also includes indemnities paid upon termination of employment contract.

For the year ended December 31, 2006, the overall compensation of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive directors, General Managers and Eni’s senior managers amounted to euro 23 million for 2006. The break-down is as follows:

2006

(million euro)
Fees and salaries	16
Post employment benefits	1
Other long-term benefits	3
Fair value stock grants/options	3
23

The above amounts include salaries, fees for attending meetings, lump-sum amounts paid in lieu of expense reimbursements, stock options, stock grants and other deferred incentive bonuses, health and pension contributions and amounts accrued to the reserve for employee termination indemnities, which is used to pay severance pay as required by Italian law to employees upon termination of employment. The members of the Board of Directors in their capacity as such are not entitled to receive such severance pay. At December 31, 2006, the total amount accrued to the reserve for employee termination indemnities with respect to members of the Board of Directors who were also employees of Eni, with respect to three general managers and with respect to Eni’s senior managers was euro 2,534 thousand. The break-down of this amount is presented in the table below:

Name	(thousand euro)
Paolo Scaroni	CEO and General Manager of Eni	150
Stefano Cao	General Manager of the E&P Division	618
Domenico Dispenza	General Manager of the G&P Division	386
Angelo Taraborrelli	General Manager of the R&M Division	372
Senior Managers (1)		1,008

(1)	No. 7 managers.

Long-term Incentive Schemes

In March 2006, the Board of Directors approved a new long-term incentive scheme for the managers of Eni and its subsidiaries (excluding listed subsidiaries), as proposed by the Compensation Committee. This new scheme is intended to motivate more effectively and retain managers, linking incentives to targets and performance achieved in a tighter way than previous incentives schemes. This new incentive scheme applies to the 2006-2008 three year period and is composed of a deferred bonus, linked to the achievement of certain business growth and operating efficiency goals, and stock option awards based on the achievement of certain targets of total shareholder return. This scheme has a structure intended to balance monetary and stock-based components of the remuneration, as well as to link economic and operating performance to share performance in the long-term.

Deferred bonus

This leg of the long-term incentive scheme envisages a basic bonus paid after three years according to a variable amount equal to a percentage ranging from 0 to 170% of the amount established for the target performance in relation to the performances achieved in a three-year period as approved by the Board of Directors. Performances are measured in terms of achievement of certain Company's financial performance targets preset for the 2006-2008 period, as assessed by comparing actual results with set targets under a constant trading environment for each year.

The following table sets out the basic bonus awarded in the year 2006 to the CEO and to the General Managers of Eni’s Divisions, and the total amount awarded to Eni’s senior managers.

Name	Deferred bonus awarded

(thousand euro)
Paolo Scaroni	CEO and General Manager of Eni	787
Stefano Cao	General Manager of the E&P Division	468
Domenico Dispenza	General Manager of the G&P Division	328
Angelo Taraborrelli	General Manager of the R&M Division	307
Senior managers (1)		1,293

(1)	No. 6 managers.

Stock Options

Eni offers managers of Eni SpA and its subsidiaries as defined in the Article 2359 of the Civil Code holding positions of significant responsibility in the achievement of profitability or strategic targets, the opportunity to acquire a shareholding in the company as an element of remuneration through the award of options for purchasing Eni treasury shares.

On May 25, 2006, the Sharehoders’ Meeting approved the 2006-2008 stock option plan and authorized the Board of Directors to make available a maximum amount of 30 million treasury shares (equal to 0.749% of the share capital) for this stock option plan. This stock option plan foresees three annual awards. Unlike previous schemes, the 2006-2008 stock option plan introduced a performance condition upon which options can be exercised. At the end of each vesting period with a three-year duration, the Board of Directors determines the number of exercisable options, in a percentage ranging from 0% to 100% of the total amount awarded for each year of the plan, depending on the performance of Eni shares as compared to that achieved by a panel of major international oil companies in terms of capitalization. On July 27, 2006, the Board of Directors approved: (i) the award pertaining to 2006 within the three-year period covered by the plan; (ii) its regulation; and (iii) the criteria to be followed in the identification of managers eligible to options award. The Board of Directors delegated to the CEO the task to identify eligible managers by the end of each year covered by the plan. Under this plan, 7,050,000 options were awarded pertaining to 2006 with a strike price of euro 23.119. Stock option plans provide the grantees the right to purchase treasury shares in a 1 to 1 ratio after three years from the award, with a strike price calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding award or, if greater, as the average carrying cost of treasury shares held by Eni as of the date preceding the award.

At December 31, 2006, a total of 15,290,400 options were outstanding for the purchase of an equal amount of ordinary Eni shares nominal value euro 1, carrying an average strike price of euro 21.022.

The weighted-average remaining contractual life of options outstanding at December 31, 2003, 2004, 2005 and 2006 was 4.6 years, 5.6 years, 6.6 years and 5.6 years, respectively.

The following is a summary of stock option activity for the years 2005 and 2006:

2005	2006

Number of shares	Weighted average exercise price (euro)	Market price (a) (euro)	Number of shares	Weighted average exercise price (euro)	Market price (a) (euro)

Options as of January 1	11,789,000	15.111	18.461	13,379,600	17.705	23.460
New options granted	4,818,500	22.512	22.512	7,050,000	23.119	23.119
Options exercised in the period	(3,106,400)	15.364	22.485	(4,943,200)	15.111	23.511
Options cancelled in the period	(121,500)	16.530	23.100	(196,000)	19.119	23.797
Options outstanding as of December 31	13,379,600	17.705	23.460	15,290,400	21.022	25.520
of which exercisable at December 31	1,540,600	16.104	23.460	1,622,900	16.190	25.520

(a)	Market price relating to new rights assigned, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of assignment; (ii) the date of the recording in the securities account of the managers to whom the options have been assigned; and (iii) the date of the unilateral termination of employment for rights canceled). Market price of shares referring to options as of the beginning and the end of the year, is the price recorded at December 31.

The fair value of stock options granted during the years ended December 31, 2003, 2004, 2005 and 2006 of euro 1.50, euro 2.01, euro 3.33 and euro 2.89, respectively, was calculated applying the Black-Scholes method and using the following assumptions:

2003	2004	2005	2006

Risk-free interest rate	(%)	3.16	3.21	2.51	4.00
Expected life	(year)	8	8	8	6
Expected volatility	(%)	22.0	19.0	21.0	16.8
Expected dividends	(%)	5.35	4.5	3.98	5.26

The following table presents the amount of stock options awarded to Eni’s CEO, the three General Managers and Eni’s senior managers attending on a permanent basis the meetings of the Eni steering committee.

CEO and General Manager of Eni	General Manager E&P Division	General Manager G&P Division	General Manager R&M Division	Senior managers (1)

Paolo Scaroni	Stefano Cao	Domenico Dispenza (2)	Angelo Taraborrelli

Options outstanding at the beginning of the period:
- number of options		699,000		201,500	43,000	269,500	(3)	123,000	686,500
- average exercise price	(euro)	22.509		17.920	14.171	3.988		18.308	18.208
- average maturity in months		91		82	64	85		83	79
Options granted during the period:
- number of options		681,000	(4)	175,500	122,500	-		115,000	552,500
- average exercise price	(euro)	23.100		23.100	23.100	-		23.100	23.100
- average maturity in months		72		72	72	-		72	72
Options exercised at the end of the period:
- number of options		-		62,500	28,500	-		-	312,500
- average exercise price	(euro)	-		13.743	13.743	-		-	16.478
- average market price at date of exercise	(euro)	-		23.341	24.095	-		-	23.256
Options outstanding at the end of the period:
- number of options		1,380,000		314,500	137,000	269,500		238,000	926,500
- average exercise price	(euro)	22.801		21.641	22.244	3.988		20.624	21.709
- average maturity in months		73		70	65	73		68	69

(1)	No. 9 managers.
(2)	Appointed on January 1, 2006.
(3)	Options on Snam Rete Gas’ shares: assigned by the company to Domenico Dispenza who held the position of Chairman of Snam Rete Gas until December 23, 2005.
(4)	The assignment to the CEO has been integrated by a monetary incentive linked to the market performance of Eni share, to be paid after a three-year period and corresponding to 96,000 options with a strike price of euro 23.100 and a vesting period of three years.

Stock Grants

With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, in 2003 Eni implemented a stock grant scheme envisaging the offering of its own shares purchased under its buy back program (treasury shares) for no consideration to those managers of Eni who achieve corporate and individual objectives. Said scheme applied to the three-year period 2003-2005. Assignment vested within 45 days after the end of the third year from the date of the offer. This incentive scheme was dropped in 2006.

Under this stock grant plan, on December 31, 2006, a total of 1,873,600 grants were outstanding for the assignment of an equal amount of treasury shares (equal to 0.05% of capital stock) pertaining to 2003, 2004 and 2005 assignments as follows: (i) a total of 2,500 grants (fair value euro 11.20 per share) related to 2003; (ii) a total of 798,700 grants (fair value euro 14.57 per share) related to 2004; and (iii) a total of 1,072,400 grants (fair value euro 20.08 per share) related to 2005.

The following is a summary of stock grant activity for the years 2005 and 2006:

2005	2006

Number of shares	Market price in euro (a)	Number of shares	Market price in euro (a)

Stock grants as of January 1	3,112,200	18.461	3,127,200	23.460
New rights granted	1,303,400	21.336	-	-
Rights exercised in the period	(1,273,500)	23.097	(1,236,400)	23.933
Rights cancelled in the period	(14,900)	22.390	(17,200)	23.338
Stock grants outstanding as of December 31	3,127,200	23.460	1,873,600	25.520
of which exercisable at December 31	38,700	23.460	156,700	25.520

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the resolution of the Board of Directors regarding stock grants assignment; (ii) the date of the recording in the grantee’s securities account of the emission/transfer of the shares granted; and (iii) the date of the unilateral termination of employment for rights canceled). Market price of stock grants at the beginning and the end of the year, is the price recorded at December 31.

The following table presents the amount of stock grants awarded to Eni’s CEO, General Managers and Eni’s senior managers attending on a permanent basis the meetings of the Eni steering committee.

Grants outstanding at beginning of the period	Grants exercised during the period	Grants outstanding at end of the period

Number of grants	Average maturity in months	Number of grants	Average market price at date of exercise (euro)	Number of grants	Average maturity in months

Paolo Scaroni CEO and General Manager of Eni	-		-	-	-	-		-
Stefano Cao General Manager of the E&P Division	43,700		21	14,700	24.117	29,000		15
Domenico Dispenza (1)	12,100		14	6,300	24.117	5,800		8
General Manager of the G&P Division	53,900	(2)	25	-		53,900	(2)	13
Angelo Taraborrelli General Manager of the R&M Division	28,100		24	6,300	24.117	21,800		17
Senior managers (3)	111,400		21	60,500	23.478	50,900		15

(1)	Appointed on January 1, 2006.
(2)	Snam Rete Gas’ shares. These grants have been assigned by Snam Rete Gas to Domenico Dispenza who held the Snam Rete Gas’ Chairman position till December 23, 2005.
(3)	No. 5 managers.

Investor relations and information processing

In concert with the launch of its privatization process, Eni adopted a communication policy, confirmed by the Code of Conduct, aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive complete, transparent, selective and prompt information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly updated on Eni’s website. Relations with individual investors, institutional investors, shareholders and the press are handled by dedicated Eni departments.

Relations with investors and financial analysts are held by the Investor Relations manager. Information is available on Eni’s website and can be requested by sending an email to investor.relations@eni.it. Relations with the press are held by the press manager. Relations with shareholders are held by the Corporate Secretary office. Information is available on Eni’s website and can be requested by sending an email to segreteriasocietaria.azionisti@eni.it or calling the toll-free number 800.940.924 (outside Italy 800.11.22.3456). Information regarding periodic reports and major events/transactions are promptly made available to the public, and are also published on Eni’s website.

A specific section of Eni’s site contains all press releases, procedures concerning corporate governance, presentations provided in meetings with the press and financial analysts, notices to shareholders and bond holders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Documents available to the public are mailed on request free of charge.

Handling of company information

On February 28, 2006, Eni’s Board of Directors updated the "Procedure for the disclosure of information to the market concerning Group activities" approved on December 18, 2002 and published on Eni’s website. The procedure acknowledges Consob guidelines and the "Guidelines for information to the market" issued in June 2002 by the Ref Forum on company information and those included in the laws implementing the European directive on market abuse, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events. It also contains sanctions applied in case of violation of its rules in accordance with the crimes identified and sanctioned by the new law on the protection of savings.

Eni’s Code of Conduct defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.

Directors and Auditors ensure the confidentiality of documents and information acquired during their tasks and respect the procedure defined by Eni for the treatment of information and for the disclosure of information to the market.

Register of the persons having access to privileged information

On February 28, 2006, the Board of Directors approved a procedure concerning the creation and updating of a register of persons with a right to access privileged information at Eni, as provided for by Article 115-bis of Legislative Decree No. 58 of February 24, 1998. The procedure implementing Consob Decision on listed issuing companies, states: (i) terms and procedures for the recording and possible cancellation of the persons that, due to their professional activity or functions performed on behalf of Eni, have access to privileged information; and (ii) terms and procedures of information of said persons of their recording or cancellation and relevant reasons. The procedure is in force from April 1, 2006 and was updated on September 29, 2006 to take into account the Consob position expressed on March 28, 2006. The procedure is published on Eni’s website.

Internal dealing

On February 28, 2006, the Board of Directors approved the "Internal dealing procedure" for the identification of relevant persons and the communication of transactions involving financial instruments issued by Eni SpA and its listed subsidiaries made by these persons, which substitutes the Internal Dealing Code approved by the Board on December 18, 2002.

The procedure implements the provisions of Article 114, paragraph 7 of Legislative Decree No. 58 of February 24, 1998. Eni’s procedure, implementing Consob Decision on listed issuing companies: (i) identifies relevant persons; (ii) defines the transactions involving financial instruments issued by Eni SpA; and (iii) determines the terms and conditions for the disclosure to the public of such information. The procedure states that managers having regular access to privileged information, during specific periods of the year (blocking periods), are not allowed to buy or sell shares. The procedure went into effect on April 1, 2006, and was updated on September 29, 2006 to take into account the Consob position expressed on March 28, 2006. The procedure is published on Eni’s website.

Employees

At December 31, 2006, Eni’s employees numbered 73,572 representing an increase of 1,314 employees from December 31, 2005, or 1.8%, reflecting a 1,741 increase in employees hired and working outside Italy and a 427 decline in employees hired in Italy. Eni seeks to maintain constructive relationships with the labor unions.

Employees hired in Italy were 39,765 (54% of all Group employees). Of these, 36,881 were working in Italy, 2,697 outside Italy and 187 on board of vessels, with a 427 unit decline from 2005; of these 41 persons left the group due to changes in consolidation.

The process of improvement in the quality mix of employees continued in 2006 with the hiring of 2,208 persons, of which 722 with open-end contracts. A total of 1,486 persons were hired with this type of contract and with apprenticeship contracts, most of them with university qualifications (824 persons of which 532 are engineers) and 632 persons with a high school diploma. During the year 2,599 persons left their job at Eni, of these 1,960 had an open-end contract and 639 a fixed-term contract.

Employees hired and working outside Italy at December 31, 2005 were 33,807 (46% of all Group employees), with a 1,741 persons increase due to the positive balance of new hires with fixed-term contracts and persons leaving their job in Saipem and Snamprogetti (1,853 employees) and the negative balance (112 persons) of persons leaving the job and new hires with open-end contracts in the rest of the Group.

Employees at year end	2004	2005	2006

(units)
Exploration & Production	7,477	8,030	8,366
Gas & Power	12,843	12,324	12,074
Refining & Marketing	9,224	8,894	9,437
Petrochemicals	6,565	6,462	6,025
Engineering & Construction	25,819	28,684	30,902
Other activities	4,983	2,636	2,219
Corporate and financial companies	3,437	5,228	4,579
	70,348	72,258	73,572

The table below sets forth Eni’s employees at December 31, 2004, 2005 and 2006 in Italy and outside Italy:

Employees at year end	2004	2005	2006

(units)
Exploration & Production	Italy	4,539	5,027	5,273
	Outside Italy	2,938	3,003	3,063
		7,477	8,030	8,336
Gas & Power	Italy	10,216	9,733	9,602
	Outside Italy	2,627	2,591	2,472
		12,843	12,324	12,074
Refining & Marketing	Italy	6,879	6,680	7,196
	Outside Italy	2,345	2,214	2,241
		9,224	8,894	9,437
Petrochemicals	Italy	5,237	5,164	4,948
	Outside Italy	1,328	1,298	1,077
		6,565	6,462	6,025
Engineering & Construction	Italy	5,580	5,799	6,164
	Outside Italy	20,239	22,885	24,738
		25,819	28,684	30,902
Other activities	Italy	4,959	2,636	2,219
	Outside Italy	24	0	0
		4,983	2,636	2,219
Corporate and financial companies	Italy	3,351	5,153	4,363
	Outside Italy	86	75	216
		3,437	5,228	4,579
Total	Italy	40,761	40,192	39,765
Total	Outside Italy	29,587	32,066	33,807
		70,348	72,258	73,572
of which senior managers		1,764	1,748	1,604

Share Ownership

As of April 30, 2007, the cumulative number of shares owned by the Eni’s directors, statutory auditors and senior managers, including the three General Managers, was 327,465 equal to approximately 0.0082% of Eni’s share capital outstanding as of the same data. In this time frame, no further options to purchase Eni shares were granted by the Company to those persons as compared to grants existing as of December 31, 2006 (see tables in the section "Stock Option Plans"). Eni issues only ordinary shares, each bearing one-vote right; therefore shares held by those persons have no different voting rights. The break-down of share ownership for each of those persons is provided below.

Name	Position	Number of shares owned

Board of Directors
Roberto Poli	Chairman	-
Paolo Scaroni	CEO and General Manager of Eni	12,299
Alberto Clô	Director	-
Renzo Costi	Director	1,116
Dario Fruscio	Director	3,000
Marco Pinto	Director	-
Marco Reboa	Director	-
Mario Resca	Director	-
Pierluigi Scibetta	Director	-
General Managers
Stefano Cao	General Manager of the E&P Division	83,660
Domenico Dispenza	General Manager of the G&P Division	93,915
Angelo Taraborrelli	General Manager of the R&M Division	35,800
Board of Statutory Auditors		3,850
Senior managers		93,825

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of May 23, 2007, the Ministry of Economy and Finance and Cassa Depositi e Prestiti SpA were the only persons known by Eni to own more than 2% of any class of Eni SpA’s voting securities. At such date, the total amount of Eni SpA’s voting securities owned by these shareholders was:

Title of class	Number of shares owned	Percent of class

Ministry of Economy and Finance	813,443,277	20.31%
Cassa Depositi e Prestiti	400,288,338	10.00%

The Ministry of Economy and Finance, in agreement with the Ministry of Economic Development, retains certain special powers over Eni. See "Item 10 – Additional Information – Memorandum and Articles of Association – Limitations on Voting and Shareholdings – Special Powers of the State". For a discussion of the Eni share buy-back program see "Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers". As of May 31, 2007 there were 51,346,859 ADRs, each representing two Eni ordinary shares outstanding corresponding to 2.56% of Eni’s share capital. See "Item 9 – The Offer and the Listing".

Related Party Transactions

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties and their impact on consolidated earnings and cash flow, and on the Group’s assets and financial condition are reported in Note 33 to the Consolidated Financial Statements.

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

Environment

Criminal proceedings

ENI SPA
Subsidence. In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration and extraction activities, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Naomi/Pandora field and producing platform in 2002 and the Dosso degli Angeli field in 2004. Eni believes it has always acted in full compliance with existing laws under the required authorizations. Taking into account the observations of the consultants of the Court of Rovigo on which the public prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration and extraction activities, with the aim of verifying the size and effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. This commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public safety caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil. This proceeding is in the first level hearing stage. The Veneto Region, the Ente Parco della Provincia del Po, the Province of Ferrara, the Province of Venice, the City of Venice, the City of Comacchio, the Province of Rovigo and two private entities have been acting as plaintiffs. Eni was accepted as a defendant in order to claim its own civil responsibilities before the Court of Rovigo.

Alleged damage. In 2002, the public prosecutor of Gela started a criminal investigation in order to ascertain alleged damage caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA.

Negligent fire in the refinery of Gela. In June 2002, in connection with a fire at the refinery of Gela, a criminal investigation began concerning negligent fire, environmental crimes and crimes against natural beauty. First degree proceedings ended with an acquittal sentence.

Investigation of the quality of ground water in the area of the refinery of Gela. In 2002, the public prosecutor of Gela started a criminal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. Eni is charged of having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials.

Intentional poisoning (Priolo). In March 2002, the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo in order to ascertain whether infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area had occurred. The Court entrusted a company specialized in such field with the task of verifying the cause, origin and extension of the alleged infiltration. For protective purposes, remedial actions have been taken in order to: (i) create safety measures and clean-up of the polluted area; (ii) reallocate wells for drinking water in an area farther from and higher than the industrial site; and (iii) install a purification system for drinkable water. These actions are moving towards completion.

Negligent fire (Priolo). The public prosecutor of Siracusa started an investigation against certain Eni managers who were previously in charge of conducting operations at Priolo refinery (Eni divested this asset in 2002) in order to ascertain whether they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. After preliminary investigations the public prosecutor requested the opening of a proceeding against the mentioned managers for negligent behavior.

ENIPOWER SPA
Unauthorized waste management activities. In 2004 the public prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to the samples of soil used during the construction of the new EniPower power station in Mantova. Following a preliminary hearing, the prosecutor requested the CEO of EniPower and the managing director of the Mantova plant at the time of the alleged crime to stand trial.

Air emissions. The Prosecutor of Mantova started an investigation against two managers of the Mantova plant in connection with air emissions by the new power plant.

POLIMERI EUROPA SPA
Violation of environmental regulations on waste management. Before the Court of Gela a criminal action took place relating to the alleged violation of environmental regulations on waste management concerning the ACN plant and the disposal of FOK residue deriving from the steam cracking process. Defendants were found guilty and a damage payment in first instance to an environmental association acting as plaintiff was required to be made. The amount of said damage payment is immaterial. The sentence was passed to the Civil Court for the quantification of any further damage and claim. Eni appealed the Court’s sentence.

RAFFINERIA DI GELA SPA
Soil and sea pollution. In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni’s Gela refinery. Three environmental organizations are acting as plaintiffs and have requested damage payment for euro 551 million. With a Decision of February 20, 2007, the Court of Gela dismissed these allegations.

SYNDIAL SPA (FORMER ENICHEM SPA)
Criminal action started by the public prosecutor of Brindisi. In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation, the public prosecutor asked for the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions and the prosecutor confirmed his request for dismissal of the case, rejecting such oppositions.

Civil and administrative proceedings

Pollution caused by the activity of the Mantova plant. In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. EniChem acquired the Mantova plant in June 1989, as part of the Enimont deal. Parties agreed upon that Edison SpA would hold Eni harmless or pay compensatory damage for any damage caused to third parties by plant operations before Montedison’s sale, even if damage would manifests itself later. Parties agreed on a settlement by which Edison quantified the damage to be paid that also covers Syndial. The proceeding continues for the settlement of alleged damage pertaining to the residual 1989-1990 period.

Summon before the Court of Venice for environmental damages caused to the lagoon of Venice by the Porto Marghera plants. On December 13, 2002, EniChem SpA, jointly with Ambiente SpA (now merged into Syndial SpA) and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages that were not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous criminal proceedings against employees and managers of the defendants. In a related action, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente. At the same time, Ineos Italia presented an action for recourse against Syndial, as successor of Ambiente. Parties are waiting for the decision on the instances of the preliminary investigation.

Claim of environmental damages, caused by industrial activities in the area of Crotone, commenced by the President of the Regional Council of Calabria. On April 14, 2003, the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for approximately euro 129 million and damages for euro 250 million (plus interest and compensation) in connection with loss of income and damage to property allegedly caused by Pertusola Sud SpA activities (merged into EniChem) in the area of Crotone. In addition, the Province of Crotone is acting as plaintiff, claiming environmental damages for euro 300 million. The judge has yet to decide on the legitimacy of the Delegated Commissioner for Environmental Emergency in the Calabria Region to act on behalf of the Calabria Region.

On October 21, 2004, Syndial was convened before the Court of Milan by the Calabria Region which is seeking to obtain a condemnation of Syndial for a damage payment, should the office of the Delegated Commissioner for Environmental Emergency in the Calabria Region cease during this proceeding. The Calabria Region requested damage payment amounting to euro 800 million as already requested by the Delegated Commissioner for environmental emergency in the Calabria Region in the proceeding started in 2003. This new proceeding is in the preliminary investigation stage.
In 2006, the Council of Ministers, Ministry for the Environment and Delegated Commissioner for Environmental Emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan in order to obtain the ascertainment, quantification and payment of damage (in the form of land, air and water pollution and therefore of the general condition of the population) caused by the operations of Pertusola Sud SpA in the Municipality of Crotone and in surrounding municipalities. The local authorities requested the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same matter and damage claim as the proceedings started by the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region against Syndial in 2003 and 2004, respectively. The State Attorney quantified the damage payment in a total of euro 1,920 million.

Summon for environmental damage caused by DDT pollution in the Lake Maggiore. A proceeding is pending before the Court of Turin by which the Minister of the Environment summoned Syndial SpA and requested environmental damage for euro 2,396 million in relation to alleged DDT pollution at Lake Maggiore caused by the Pieve Vergonte plant. On March 1, 2006, the State Lawyer in an attempt to settle the case proposed Syndial to pay 10% of this claim corresponding to euro 239 million. This settlement attempt failed. The Italian Ministry enacted a ministerial decree providing for the: (i) upgrading of a hydraulic barrier to protect the site; and (ii) presentation of a project for the environmental remediation of Lake Maggiore. Syndial opposed this decree before an Administrative Court.

Action started by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of the environmental damage. The Municipality of Carrara started an action before the Court of Genova requesting Syndial SpA to remediate and reestablish previous environmental conditions at the Avenza site and the payment of certain environmental damage which cannot be cleaned up plus further damage of various types (i.e. damage to the natural beauty of this site). This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry of the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. In fact, Syndial summoned Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who ran the plant in previous years, in order to be guaranteed. A report made by an independent expert charged by the Judge was filed with the Court. The findings of this report quantify the residual environmental damage at euro 15 million. A final decision on this proceeding is pending.

Ministry for the Environment - Augusta harbor. The Italian Ministry for the Environment with various administrative acts ordered companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Polimeri Europa and Syndial. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. Polimeri Europa opposed said administrative acts, objecting in particular the way by which remediation works have been designed and information on concentration of pollutants has been gathered.

Other judicial or arbitration proceedings

ENI SPA
Fintermica presented a claim towards Eni concerning the management of the Jacorossi joint venture with reference to an alleged abuse of key roles played by Eni SpA in the joint venture thus damaging the other partner’s interest and the alleged dilatory behavior of Syndial in selling its interest in the joint venture to Fintermica. The parties decided to start an arbitration on the matter.

SYNDIAL SPA (FORMER ENICHEM SPA) - SERFACTORING SPA
Serfactoring: disposal of receivables. In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment on the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent.

The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004; the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed this partial decision, requesting in particular the annulment of the first step judgment, the reimbursement of euro 180 million from Serfactoring along with the rejection of all its claims and the payment of all proceeding expenses. The pending appeal was sent to the Judging Council for the filing of evidence. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura decided on May 18, 2005 to suspend this determination until the publication of the decision of the Court of Appeals. On argument, Serfactoring and Syndial requested that the Court of Cassation cancel the suspension and return the case to its original court.

Breach of a preliminary agreement for the purchase of an industrial area in Ravenna. In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested payment of compensatory damage for approximately euro 46 million, of which euro 3 million are compensatory damage and euro 43 million are for loss of income. With a sentence of October 11, 2005, the Court rejected ICR’s request and ordered that ICR pay all proceeding expenses. ICR filed a claim against this decision, reducing its original claim to euro 8 million. A final decision is pending.

Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

Antitrust

ENI SPA
Abuse of dominant position of Snam verified by the Italian Antitrust Authority. In March 1999, the Italian Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Authority did not appeal this decision. The decision on the merit of this dispute is still pending before the same Administrative Court.

Inquiry of the Italian Antitrust Authority on jet fuel. With a Decision of December 9, 2004, the Italian Antitrust Authority commenced an inquiry on the distribution of jet fuel against six oil companies operating in Italy, including Eni and certain entities jointly controlled by said oil companies engaged in the storing and loading jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged restrictions to competition as said oil companies would agree to divide among themselves the supplies to airlines. On December 22, 2005, the Authority notified the preliminary results of the inquiry concerning: (i) information flows to said oil companies related to the functioning of the jointly-controlled entities engaging in the storage and uploading of jet fuel; (ii) barriers to the entrance of new competitors in the capital of such entities operating the activities of storing and loading; and (iii) the price of jet fuel which is deemed to be higher than on other European markets. On June 20, 2006, the Authority notified the final decision of this proceeding to Eni and fined Eni by an amount of euro 117 million. The Authority fined other oil companies involved in this matter. Eni filed an opposition against this decision before an administrative court and suspended the payment of this fine. On January 29, 2007, the Regional Administrative Court of Lazio accepted only partially the opposition made by Eni and annulled part of the decision of the Authority. In particular, a measure providing for the involved oil companies to cease their joint participation in the capital of the entities operating the activities of storing and loading jet fuel was annulled. Eni accrued a provision with respect to this proceeding. As a consequence of this decision, Eni paid a fine amounting to euro 117 million. Eni decided to appoint independent directors in the boards of directors of joint ventures instead of Eni managers.

Formal assessment started by the Commission of the European Communities for the evaluation of alleged participation to activities limiting competition in the field of paraffin. On April 28, 2005, the Commission of the European Communities started a formal assessment to evaluate the alleged participation of Eni and its subsidiaries to activities limiting competition in the field of paraffin. The alleged violation of competition would have consisted in: (i) the determination of and increase in prices; (ii) the subdivision of customers; and (iii) exchange of trade secrets, such as production capacity and sales volumes. After, the Commission requested information on Eni’s activities in the field of paraffins and certain documentation acquired by the Commission during an inspection. Eni filed the requested information.

Notification to Eni Petroleum Co Inc of a subpoena by the Department of Justice of the United States of America - Antitrust Division and request of information and documents relating to activities in the field of wax and of a deposition. On April 28, 2005, the Department of Justice of the United States of America - Antitrust Division, notified Eni Petroleum Co Inc of a subpoena requesting information and documents relating to activities in the field of wax to be filed before June 20, 2005 and a deposition on the same date. The Company informed the department that it does not produce nor import wax in the United States of America.

Inquiry started by the Italian Antitrust Authority concerning an alleged abuse of dominant position in the use of the total continuous regasification capacity of GNL. On November 18, 2005, the Italian Antitrust Authority notified Eni and its subsidiary GNL Italia the opening of an inquiry, in accordance with Article 14 of Law No. 287/1990, concerning an alleged abuse of dominant position in the assignment and use of the total continuous regasification capacity of the Panigaglia terminal (owned by GNL Italia) during thermal years 2002-2003 and 2003-2004, as already reported by an inquiry of the Italian Authority for Electricity and Gas on the same matter as the inquiry of the Antitrust Authority. The Authority for Electricity and Gas closed its inquiry by signaling the fact to the Antitrust Authority. In a later communication Eni was informed that the inquiry has been extended also to thermal year 2004-2005 and to Snam Rete Gas which is the parent company of GNL Italia SpA. On September 25, 2006, the Antitrust Authority sent Eni the findings of its inquiry. After, Eni presented the Antitrust Authority certain commitments based on Article 14-ter of Law No. 287/1990. On November 23, 2006, the Antitrust Authority resolved to publish such commitments effective the following day. On March 6, 2007, the Antitrust Authority resolved to accept Eni’s commitments and to close the inquiry without recognizing any charge to Eni and imposing any fine whatsoever. Eni is committed to perform a gas release amounting to 4 BCM in a two-year period, starting on October 1, 2007. Eni is implementing its obligations under the gas release agreement, while providing timely information on it to the Antitrust Authority.

Ascertainment by the European Commission of the level of competition in the European natural gas market. As part of its activities to ascertain the level of competition in the European natural gas market, with Decision No. C(2006)1920/1 of May 5, 2006, the European Commission informed Eni on May 16, 2006 that Eni and its subsidiaries were subject to an inquiry under Article 20, paragraph 4 of the European Regulation No. 1/2003 of the Council in order to verify the possible existence of any business conducts breaching European rules in terms of competition and intended to prevent access to the Italian natural gas wholesale market and to subdivide the market among few operators in the activity of supply and transport of natural gas. Officials from the European Commission conducted inspections at headquarters of Eni and of certain Eni subsidiaries and collected documents. Similar actions have been performed by the Commission also against the main operators in natural gas in Germany, France, Austria and Belgium. In April 2007, the European Commission made known its decision to start a further stage of inquiry, as elements collected so far induced the suspicion that Eni adopted behaviors leading to "capacity hoarding and strategic underinvestment in the transmission system leading to the foreclosure of competitors and harm for competition and customers in one or more supply markets in Italy". In the same documents, the Commission states that "It is important to note that the initiation of proceedings does not imply that the Commission has conclusive proof of an infringement. It only signifies that the Commission will conduct an in-depth investigation of the case as a matter of priority".

TTPC. In April 2006, Eni filed a claim before the Regional Administrative Court of Lazio against the decision of the Italian Antitrust Authority of February 15, 2006 stating that Eni’s behavior pertaining to implementations of plans for the upgrading of the TTPC pipeline for importing natural gas from Algeria represented an abuse of dominant position under Article 82 of the European Treaty and fined Eni. The initial fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition among which the upgrading of said gasline. Eni accrued a provision with respect to this proceeding. With a decision filed on November 29, 2006, the Regional Administrative Court of Lazio partially accepted Eni’s claim, annulling such part of the Authority’s decision where the fine was quantified. Eni is waiting for the filing of the motivations of the Court decision to ascertain the impact of said decision. Pending this development, the payment of the fine has been voluntarily suspended. In 2007, the Regional Administrative Court of Lazio accepted in part Eni’s claim and cancelled the quantification of the fine based on the Antitrust Authority’s inadequate evaluation of the circumstances presented by Eni. Eni intends to file an appeal with the Council of State. Pending the final outcome, Eni awaits for the determination of the amount of the fine.

Inquiry of the Italian Antitrust Authority in relation to collusive mechanisms for the pricing of automotive fuels distributed on the retail market. With Decision of January 18, 2007, the Italian Antitrust Authority opened an inquiry to ascertain the existence of a possible agreement limit competition in the field of pricing of automotive fuels distributed on the retail market in Italy in violation of Article 81 of the EC Treaty. This inquiry concerns eight oil companies, among which Eni. According to the Authority, said companies would have been putting in place collusive mechanisms intended to influence the pricing of automotive fuels distributed on the retail market by way of a continuing exchange of informative flows since 2004. In April 2007, Eni filed with the Italian Antitrust Authority a proposal of initiatives, based on a decision of the same Authority that allows companies to reach the closure of a proceeding without sanctions or fines when they present counteractive measures.

POLIMERI EUROPA SPA AND SYNDIAL SPA
Inquiries in relation to alleged anti-competitive agreements in the area of elastomers. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. The first product under scrutiny was EP(D)M: the European Commission submitted to inspection the manufacturing companies of that product, among which Polimeri Europa SpA and Syndial and requested information from those two companies and to their parent company, Eni SpA. After the inquiries the Commission decided to open a procedure for violation of competition laws and notified Eni, Polimeri Europa and Syndial the relevant charges to that effect on March 8, 2005. At a hearing held on July 27, 2005 the two companies presented memoranda and confirmed their position. Eni and its subsidiaries are waiting for a decision on part of the European Commission. EP(D)M manufacture is also under scrutiny in the United States, where the Department of Justice of San Francisco requested information and documents to Polimeri Europa Americas Inc, a U.S. subsidiary of Polimeri Europa and to its deputy chairman and sales manager. Class actions were filed claiming damages in relation to the alleged violation. On July 2005, Syndial signed a settlement agreement for the civil class action which entails the payment of approximately $3.2 million, approved by the federal court. The investigation was also extended to the following products: NBR, CR, BR, SSBR and SBR. The European Commission started an investigation regarding BR, SBR, SSBR. On January 26, 2005, the European Commission dropped the charges in relation to SSBR. Investigations regarding BR, SBR and EPDM led to the notification of relevant charges. A hearing took place before the European Commission. On July 26, 2006, the European Commission notified the dismissal of the EPDM matter to Eni. Regarding the other two products BR and SBR, on November 29, 2006, the Commission fined a number of European operators, among which Eni, an amount of euro 519 million based on the charge of having established a trust in the field of synthetic rubber production. Eni and its subsidiary Polimeri Europa were fined by an overall amount of euro 272.25 million. Eni and its subsidiary have prepared claims against this decision before the first instance European Court in February 2007. Pending the outcome, Polimeri Europa presented a bank guarantee for euro 200 million and paid the residual amount of the fine.
As concerns CR, Syndial and Polimeri Europa requested leniency, as provided for by EU laws, by providing information useful in the investigation. This request has not yet been accepted by the European Union. In March 2007, the Commission sent to Eni, Polimeri Europa and Syndial a statement of objections, thus opening the second phase of the proceeding for the alleged infringements from 1993 to 2002. Eni responded with a memorandum that repeated its request for leniency. A final hearing before the Commission is pending.
With regard to NBR, an inquiry is underway in Europe and the U.S., where class actions have also been started. On the federal level, the class action was abandoned by the plaintiffs. The federal judge has yet to acknowledge this abandonment. With regard to CR, as part of an investigation carried out in the U.S., Syndial entered into a plea agreement with the Department of Justice pursuant to which Syndial would agree to pay a fine of $9 million, while the Department of Justice would agree that it will not bring further criminal charges against Syndial or against its affiliated companies. On June 27, 2005 the plea agreement was approved. As regards CR, the civil class action was closed with a settlement agreement approved by the federal judge on July 8, 2005 whereby the company will pay $5 million.
Eni recorded a provision for these matters.

Regulation

Inquiry of the Italian Authority for Electricity and Gas regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. With Decision No. 37 of February 23, 2006, the Italian Authority for Electricity and Gas commenced an inquiry on a few natural gas selling companies, among which Eni, in order to possibly impose a fine or an administrative sanction regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. For the 2004-2005 thermal year and for the period from October 1, 2005 to December 31, 2005, the Authority for Electricity and Gas supposed that given the weather of the period, the use of modulation storage capacity was featured by a higher volume of off takes with respect to the volume which would have been necessary to satisfy the commercial requirements for which the storage company entitled Eni to a priority in the conferral of storage capacity. According to the Authority for Electricity and Gas, such situation was in contrast with applicable regulation. Eni presented an articulated and documented memoranda to claim the thesis of the Authority for Electricity and Gas regarding the alleged non compliance of Eni behavior with regulation in force, also taking account of the circumstances under which excess off takes occurred and the subsequent authorization of the Ministry for Economic Development to use the strategic storage for the thermal year 2004-2005. With Decision No. 281/2006 of December 6, 2006, the Authority for Electricity and Gas closed said inquiry and fined Eni by euro 90 million of which euro 45 million pertaining to the thermal year 2004-2005 and euro 45 million to the thermal year 2005-2006 as a consequence of Eni having violated regulation in force pertaining to the priorities in the conferral of storage capacity.

Eni paid the amount of this fine pertaining to the thermal year 2004-2005 in accordance to a reduced form as provided by Law No. 689/1981 and filed an appeal against Decision No. 281/2006 of the Authority for Electricity and Gas before the Regional Administrative Court of Lombardy requesting the Tribunal: (i) for the first thermal year, to ascertain whether Eni is legitimate to pay in a reduced form or, in case Eni is not legitimate to do so, to annul the fine; and (ii) for the second thermal year, to annul the fine. Eni accrued a provision for this proceeding.

DISTRIBUIDORA DE GAS CUYANA SA
Formal investigation of the agency entrusted with the regulations for the natural gas market in Argentina ("Enargas"). The agency entrusted with the regulations for the natural gas market in Argentina ("Enargas") started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company improperly applied calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. Expert evaluations are being performed.

Tax Proceedings

ENI SPA
With a decree dated December 6, 2000, the Lombardy Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation was requested from the Ministry of Finance and Economy. With a Decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative Court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardy Region decided with Regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of taxes due before that date. The action for the recognition of such taxes bears a five-year term. Consequently, the exercise of such action expires on July 16, 2007.

With a formal assessment presented by the Municipality of Pineto (Teramo), Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea territorial waters in front of the coast of Pineto. Eni was requested to pay a total of approximately euro 17 million including interest and a fine for lacking payment and tax declaration. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. But the Court of Cassation cancelled both judgments declaring that a municipality can consider requesting a tax on real estate also in the sea facing its territory and with a Decision of February 21, 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the other reasons opposed by Eni. On December 28, 2005, the Municipality of Pineto presented the same request for the same platforms for the years 1999 to 2004. The total amount requested from Eni is euro 24 million. Eni filed a claim against this request.

SNAM RETE GAS SPA
Environmental tax of Sicilia Region upon the owners of primary pipelines. With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. With the ruling of December 20, 2002, the Court judged the tax at variance with European rules. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totaled euro 86.1 million. In January 2003, the Sicilia Region filed an appeal with the Council of State against the ruling of the Regional Administrative Court of Lombardy for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be contrary to European rules and to the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission with its opinion presented on July 7, 2004 formally requested Italy to cancel the tax.

The Italian Government was ordered to conform within two months from receipt of the opinion. As it did not conform, on December 20, 2004 the European Commission passed the case to the Court of Justice requesting a ruling. Should the European Court of Justice rule in favor of Eni, this proceeding would come to an end and the Sicilia Region would be obliged to refund all installments paid. With a Decision dated January 5, 2004, and confirmed on March 4, 2005 by the Regional Tax Commission, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is contrary to European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million, already paid to the Sicilia Region in April 2002. On May 4, 2004, the Sicilia Region repaid the first installment. As for the seven remaining installments paid after April 2002 (euro 75.3 million), the Provincial Tax Commission of Palermo with Decision of January 5, 2005 confirmed the illegitimacy of the tax condemning the Region to repay the cashed amounts and accrued interest to Snam Rete Gas. Against the decision the Sicilia Region presented recourse to the Regional Tax Commission in 2005. In the first half of 2007 the Regional Tax Commission confirmed the illegitimacy of the environmental tax.

AGIP KARACHAGANAK BV
Claims concerning unpaid taxes and relevant payment of interest and penalties. In July 2004, relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, on the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of $43 million, net to Eni, and the anticipated offsetting of VAT credits for $140 million, net to Eni, as well as the payment of interest and penalties for a total of $128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to $26 million net to Eni that includes taxes, surcharges and interest. Meetings continue regarding residual matters. Eni recorded a provision for this matter.

Settled Proceedings

RAFFINERIA DI GELA SPA
With a sentence released in July 2006, the Court of Gela ascertained that certain alleged crimes pertaining to the emissions of the refinery had become extinct due to the statute of limitations. In relation to such alleged crimes, the Court of Gela summoned the legal representatives of the company for events that have occurred since 1997. The Municipality of Gela, the Province of Caltanissetta and others acted as plaintiff in this proceeding, requesting the payment of compensatory damages for a total of euro 878 million.

SYNDIAL SPA
Personal cautionary measures against some employees of the Priolo plant issued by the Court of Siracusa concerning illicit management relating to waste activities. On January 16, 2003, the Court of Siracusa issued personal cautionary measures against several employees of the Priolo plant owned by EniChem SpA and Polimeri Europa SpA, within judicial investigations pertaining to an illicit management relating to the production, disposal and treatment of liquid and solid waste materials resulting in an illicit income from the savings arising from the non compliance with rules regulating waste activities. Polimeri Europa and EniChem acted as plaintiffs. Findings of the preliminary investigations were notified to involved persons, confirming accusations. During the preliminary investigations, traces of mercury were found in the sea. The public prosecutor of Siracusa started an inquiry for ascertaining the conditions of sediments and marine fauna in the bay of Augusta. According to the prosecutor, mercury was spilled into the sea and poisoned the marine fauna and therefore resulted in fetal malformations and abortions due to the consumption of contaminated seafood fished in this area. The chlorine soda plant, built in the late 1950s was contributed in-kind to Syndial in 1989 when the Enimont joint venture was formed. It was therefore proved that Eni’s employees held no responsibility for the crimes of which they were charged. On March 15, 2006, the judge for preliminary investigations decided the dismissal of the case against Syndial employees, accepting the request made by the prosecutor.

SYNDIAL SPA (FORMER ENICHEM SPA)
In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting there from. Defendants included certain employees of Eni which have managed the Porto Marghera plant since the beginning of the eighties. On November 2, 2001, the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the state attorney on behalf of the Ministry of Environment and the Council of Ministers, five public entities, 12 associations and other entities and 48 individual persons. On December 15, 2004 the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants, the Venice Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. On May 19, 2006, the Court of Final Instance, before which plaintiffs appealed the decision of the Venice Court of Appeals, acquitted all defendants stating that pollution and mismanagement of the plant occurred before the 1980s and consequently Eni and its employees could not be deemed responsible. In January 2006, Eni settled this matter with the Council of Ministers and the Ministry for the Environment paying an amount of euro 40 million.

Under terms of the settlement, the latter will abstain from recourse to the Court of Final Instance and will not act on any other environmental damage concerning the management of Porto Marghera until the date of the settlement. Eni already recorded a provision for this matter which was sufficient to cover the amount of the settlement.

ENI DACIÓN BV
In August 2005, the internal revenue service of Venezuela served four formal assessment on income taxes to Eni Dación BV for the years 2001 to 2004 that, by excluding the deductibility of certain costs: (i) annul the losses recorded for the periods amounting to a total of bolivar 910 billion (corresponding to $425 million); (ii) determine for the same periods a taxable income amounting to a total of bolivar 115 billion (corresponding to $54 million); and (iii) request a tax amounting to bolivar 52 billion (corresponding to $24 million) determined by applying a 50% tax rate rather than the 34% rate applied to other companies performing activities analogous to those of Eni Dación BV. In particular, it excluded the deductibility of: (i) interest charges due to other Eni Group companies that provided loans denominated in U.S. dollars; and (ii) exchange rate losses recorded in the financial statements and related to such loans resulting from the devaluation of the Venezuelan currency. The formal assessments served have a preliminary nature and do not request immediate payment nor do they specify the amount of a fine (from 10 to 250%) and of interest (average rate for the period approximately 23%). Eni Dación filed a claim for the cancellation of the assessment. In the 2005 accounts, Eni recorded a specific provision for this matter. In April 2006, the appeal was rejected and the final tax assessment was issued. The final tax assessment: (i) substantially confirmed the preliminary assessments, although reducing the originally assessed income tax liability to bolivar 39 billion ($18 million); and (ii) imposed fines and late payment interests of bolivar 109 billion ($51 million). Eni Dación BV presented a further administrative appeal before the expiration of the time limit for filing a judicial tax appeal, thereby obtaining a reduction of the overall amount from bolivar 148 billion ($69 million) to bolivar 52 billion ($24 million) including taxes in the amount of bolivar 12.5 billion ($6 million) and fines and late payment interest in the amount of bolivar 39.5 billion ($18 million). In order to avoid further charges deriving from the increase of the corresponding fines and late payment interest, Eni Dación BV paid the newly assessed amount in May 2006, thereby reaching a settlement. Consistently, Eni Dación BV filed an integrative income tax return for year 2005, considering the new tax bases for years 2001 to 2004, and paid accordingly bolivar 128 billion ($60 million) of income taxes and bolivar 4.4 billion ($2 million) of fines and late payment interest.

Court Inquiries

The Milan Public Prosecutor is inquiring into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. The media has widely covered these inquiries. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the above mentioned situation and Eni’s CEO approved the creation of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to fully cooperate in every respect with the Court. From the inquiries performed, no default in the organization emerged, nor deficiencies in internal control systems. External experts have performed inquiries with regard to certain specific aspects. In accordance with its transparency and firmness guidelines, Eni will take the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001).

An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties in order to favor the closing of certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the public prosecutor of Rome notified Eni two judicial measures for the seizure of documentation concerning Eni’s transactions with said companies. Eni is acting as plaintiff in this proceeding. Due to lack of evidence supporting this charge in a trial, the Public Prosecutor filed a request for dismissing this proceeding.

TSKJ Consortium - Investigations of SEC and other Authorities

The U.S. Securities and Exchange Commission (SEC) is currently investigating alleged improper payments made by the TSKJ consortium to certain public officials in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. The TSKJ consortium is formed by Eni’s subsidiary Snamprogetti with a 25% interest and, for the remaining part, by subsidiaries of Halliburton/KBR, Technip and JGC. Eni and its subsidiary Snamprogetti adhered to a request for voluntary collaboration notified by the SEC in June 2004. The SEC request aimed at obtaining information regarding the TSKJ consortium. Eni and Snamprogetti also adhered to other requests for voluntary collaboration made by other authorities which are currently investigating this matter.

Gas Metering

On May 28, 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Courts of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian criminal law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, inter alia, the offence contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the start of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. The Group companies are cooperating with the Authorities in the investigations.

Dividends

Eni’s dividend policy in future periods and the sustainability and the amount of future dividends over the next four-year period will depend upon a number of factors including the increase in earnings and in cash flow provided by operating activities, a sound balance sheet structure, capital expenditure and development plans, and the "Risk Factors" set out in Item 3. Eni SpA’s net profit and, therefore, the amounts available for payment of dividends therefore will also depend on the level of dividends received from Eni’s subsidiaries. However, subject to such factors, in the next four-year period management plans to pay to shareholders yearly dividends on the same level as in 2006 in real terms. On May 24, 2007, Eni’s general shareholders’ meeting approved a dividend, for fiscal year 2006, of euro 1.25 per share, of which euro 0.60 per share was paid in October 2006 as an interim dividend with the balance of euro 0.65 per share to be paid late in June 2007. Total cash outlay for the 2006 dividend is expected at euro 4.6 billion (including the euro 2.21 billion already paid in October 2006). In future years, management expects to continue paying interim dividends for each fiscal year, with the balance for the full year dividend paid in the following year.

Significant Changes

See "Item 5 – Recent Developments" for a discussion of Eni’s results of operations in the first quarter of 2007 and other material developments that occurred after December 31, 2006.

Item 9. THE OFFER AND THE LISTING

Offer and Listing Details

The ordinary shares of Eni SpA, nominal value euro 1.00 each (the "Shares"), are traded on the Blue Chip segment of the Mercato Telematico Azionario or MTA ("Telematico"), the Italian screen-based dealer market, which is the principal trading market for shares in Italy. The Blue Chip segment of Telematico includes shares of the companies whose market capitalization amounts to more than euro 1,000 million. American Depositary Receipts ("ADRs"), each representing two shares, are listed on the New York Stock Exchange. The ratio has changed from one ADR per five Shares to one ADR per two Shares, effective January 10, 2006.

The table below sets forth the reported high and low reference prices of Shares on Telematico and of ADRs on the New York Stock Exchange, respectively. Due to the ratio change, the historical prices of ADRs have been adjusted by an adjustment factor of 2.5. See "Item 3 – Key Information – Exchange Rates" regarding applicable exchange rates during the periods indicated below.

Telematico	New York Stock Exchange

High	Low	High	Low

(euro per share)	(U.S. $ per ADR)
2001	15.598	11.564	27.880	21.000
2002	17.145	12.938	32.844	24.360
2003	15.746	11.881	37.992	26.460
2004	18.748	14.723	50.580	36.940
2005	24.960	17.930	60.540	47.400
2006	25.730	21.820	67.690	54.650

2005
First quarter	20.480	17.930	54.288	47.400
Second quarter	22.070	19.270	54.084	49.004
Third quarter	24.960	21.430	60.540	51.320
Fourth quarter	24.770	21.640	59.020	51.628

2006
First quarter	24.880	23.050	60.650	55.170
Second quarter	24.810	21.820	62.630	54.650
Third quarter	24.430	22.590	62.900	57.080
Fourth quarter	25.730	23.050	67.690	58.400

2007
First quarter	25.720	22.760	66.720	60.220
January 2007	25.720	24.340	66.720	62.900
February 2007	24.940	23.170	64.920	61.230
March 2007	24.360	22.760	64.890	60.220
April 2007	24.770	24.130	67.450	64.710
May 2007	26.580	24.450	71.250	65.680

JPMorgan Chase Bank, N.A. (the "Depositary") functions as depositary bank issuing ADRs pursuant to the Deposit Agreement among Eni, the Depositary and the beneficial owners ("Beneficial Owners") and registered holders from time to time of ADRs issued thereunder.

At May 31, 2007 there were 51,346,859 ADRs outstanding, representing 102,693,718 ordinary shares, or 2.56% of all Eni’s shares outstanding, held by 73 holders of record (including the Depository Trust Company) in the United States of America, 71 of which are U.S. residents. Since certain of such ADRs are held by nominees, the number of holders may not be representative of the number of Beneficial Owners in the United States or elsewhere.

The Shares are included in the S&P/MIB, the primary Italian stock exchange index that measures the performance of the 40 leading companies in leading industries listed on the markets organized and managed by Borsa Italiana SpA ("Borsa Italiana"). The constituents of the S&P/MIB are selected according to the following criteria: sector representation, market capitalization of free-float shares and liquidity. Since September 20, 2004 S&P/MIB is the principal indicator used to track the performance of the Italian stock market, and is the basis for future and option contracts traded in the Italian Derivatives Market ("IDEM") managed by Borsa Italiana. Eni’s Shares are the second largest component of the S&P/MIB, after the shares of Unicredito Italiano SpA, with a weighting of approximately 14.3%, as established by Standard & Poor’s and Borsa Italiana after reviewing the composition of the S&P/MIB on May 21, 2007. In addition, future and option contracts on the Shares are traded on IDEM and securitised derivatives based on the Shares are traded on the Italian Securitised Derivatives Market ("SeDeX"). IDEM facilitates the trading of future and option contracts on index and shares issued by companies that meet certain required capitalization and liquidity thresholds. SeDeX is the Borsa Italiana electronic regulated market where it is possible to trade securitised derivatives (covered warrants and certificates).

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

Markets

Telematico is organized and administered by Borsa Italiana subject to the supervision and control of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange or "Consob"), the public authority charged, inter alia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of the dealings and protect investors. Borsa Italiana is a joint stock company (Società per Azioni) that was established to manage the Italian regulated financial markets (including Telematico) as part of the implementation in Italy of the EU Investment Services Directive. Borsa Italiana has issued rules governing the organization and the administration of the markets it regulates, which are Telematico (shares, convertible bonds, pre-emptive rights, warrants, ETFs and Funds), Mercato MTAX (high growth companies), After Hours, Mercato Expandi (small companies), IDEM (index and stock derivatives market), SeDeX (covered warrants and certificates), MOT (bond market), as well as the admission to listing on and trading on these markets.

If the opening price of a security (established each trading day prior to the commencement of continuous trading based on bids received) differs by more than 10% (or such other amount established by Borsa Italiana) from the previous day’s reference price, trading in that security will not be permitted until Borsa Italiana authorizes the trading. The reference price is calculated for each security as a weighted average of the last 10% of volumes traded in a single day. If in the course of a trading day the price of a security fluctuates by more than 5% from the last reported sale price (or 10% from the opening price), trading in that security will be automatically suspended for a certain period of time. In the event of such a suspension, effect is not given to trades agreed but not confirmed before the suspension.

Effective July 1, 1998, the Italian financial markets are primarily regulated by Legislative Decree No. 58 of February 24, 1998 ("Decree No. 58"), which consolidated the previous regulation primarily by restating the provisions of Legislative Decree No. 415 of July 23, 1996.

Decree No. 58 provides that trading of equity securities, as well as any other investment services, may now be carried out on behalf of the public by società di intermediazione mobiliare (securities dealing firms or "SIMs"), which are authorized intermediaries, authorized banks and certain types of finance companies. In addition, banks and investment firms organized in a member nation of the EU are permitted to operate in Italy provided that the intent of the bank or investment firm to operate in Italy is communicated to Consob and the Bank of Italy by the competent authority of the member state. Pursuant to Decree No. 58 the Bank of Italy, in agreement with Consob, is responsible for regulating clearance and settlement. Non-EU banks and non-EU investment firms may operate in Italy subject to the specific authorization of Consob and the Bank of Italy. The regulations and measures of general application adopted by the Bank of Italy and Consob are published in the Gazzetta Ufficiale.

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The full text of the memorandum and articles of association of Eni as amended by Eni’s Extraordinary Shareholders’ Meeting held on May 24, 2007, is attached as an exhibit to this annual report. See "Exhibit 1".

Eni is incorporated under the name "Eni SpA" resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law No. 136 of February 10, 1953. The company purpose is the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapors, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilization and trade of hydrocarbons and natural vapors, all in compliance with concessions required by law.

The Company also has the purpose of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities.

The Company also has the purpose of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf.

The Company may perform any operations necessary or useful for the achievement of its purpose; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company purpose with the exception of public fund raising and the performance of investment services as regulated by Decree No. 58 of February 24, 1998.

The Company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others’ obligations, especially guarantees.

Directors

The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the Company purpose, except for the acts that the law or Eni’s By-laws reserve to the Shareholders’ Meeting.

For a complete description of the powers of the Board, the CEO and the Chairman, appointments, role of the Board and rules and procedures of the meetings of the Board see "Item 6 – Board Practices".

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

According to Article 6.1 under Eni’s By-laws, no person, in any capacity, may own shares amounting to more than 3% of Eni SpA’s voting share capital. Such maximum limit is calculated taking into account the aggregate shareholding of a controlling entity, whether an individual or a legal entity (each a "person"); its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities, as well as relatives within the second degree by blood or marriage (except for a legally separated spouse). Affiliation exists as set forth in applicable Italian legislation, as well as between entities that, directly or indirectly, through controlled entities (other than those managing investment funds) are bound, even with third parties, by agreements relating to the exercise of voting rights or the transfer of shares or interests in third-party companies or other agreements relating to third-party companies as specified by applicable Italian legislation if such agreements relate to at least 10% of the voting share capital of a listed company or 20% of the voting share capital of a non-listed company. For purposes of calculating the 3% limit, shares held through a fiduciary nominee or intermediary are taken into account.

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

Under the provisions of Law No. 602 of November 27, 1996, the 3% limit does not apply to shareholdings in Eni SpA held by the Ministry of Economy and Finance, state-owned entities controlled by other entities or by the State. The 3% limit does not apply, in the event that such limit is exceeded as a result of the acquisitions of shares pursuant to a mandatory tender offer or a preventative tender offer, each as provided for by TUF, regardless of whether a majority of the voting rights is acquired thereby. The approval of the Ministers as described below in "– Special Powers of the State" is however requested for shares acquired pursuant to tender offers.

For other limitations that may affect voting rights, see "– Reporting Requirements and Restrictions on Acquisitions of Shares".

Special Powers of the State

Under Italian laws the State, acting through the Minister of Economy and Finance in agreement with the Minister of Economic Development (the "Ministers"), holds certain special powers in connection with any transfer of a controlling interest in certain State-owned companies operating in public service sectors, including Eni SpA. The law places no limit on the duration of such special powers. Such powers are to be exercised in accordance with EU principles. Specific guidelines have been introduced by the Decree of the President of the Council of Ministers (DPCM), dated May 4, 1999, which sets forth the conditions in which the Ministers can exercise their special veto over a company’s strategic decisions. According to Article 66 of Law No. 488, dated December 23, 1999, such guidelines have been confirmed by the DPCM dated June 10, 2004.

Pursuant to the DPCM of April 1, 2005, on April 13, 2005, Eni’s Board of Directors modified the Eni’s By-laws in order to apply the provisions of Law No. 350 of December 24, 2003 (2004 budget law), which modified Article 2 of Law Decree No. 332 of May 31, 1994, as modified and converted into Law No. 474 of July 30, 1994, regarding the Special Powers of the State. Eni’s By-laws acknowledge in Article 6.2 that the Special Powers of the State are as follows:

a)	opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree No. 332 of May 31, 1994, converted with amendments into Law No. 474 of July 30, 1994, which – as per Decree issued by the Minister of Treasury on October 16, 1995 – include those representing at least 3% of share capital with the right to vote at the ordinary Shareholders’ Meeting. Any opposition is required to be expressed within ten days as of the date of the notice to be filed by the Board of Directors at the time a request is made for registration in the Shareholders’ Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day period has expired, the voting rights or any rights other than the economic rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised on the basis that prejudice may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights or any rights other than the economic rights connected with the shares representing a material shareholding and must sell said shares within one year. If the shareholder fails to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be appealed by the transferee before the Regional Administrative Court of Lazio within sixty days as of its issue;
b)	opposition with respect to the subscription of shareholders’ pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary Shareholders’ Meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day period has expired, the voting rights or any rights other than the economic rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised on the basis that prejudice may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Lazio within sixty days as of its issue;
c)	veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company’s registered office abroad, to change the company objects and to amend the By-laws canceling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting shareholders before the Regional Administrative Court of Lazio within sixty days as of its issue; and
d)	appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of Economic Development will appoint his substitute.

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

In accordance with past decisions, the Court analyzed Italian legislation in force at the expiration of the terms defined in the European Commission’s informed opinion, therefore it did not take into account DPCM of May 4, 1999, Article 66 of Law No. 488/1999 and DPCM of June 10, 2004 and Law No. 350 of December 24, 2003 which included provisions limiting those "special powers" of the Minister of Economy and Finance and the Minister of the Economic Development. These are currently being analyzed by the European Commission.

Furthermore Law No. 266 of December 23, 2005 (the Budget Law for year 2006) in Article 1 paragraphs from 381 to 384, in order to favor the process of privatization and the diffusion of investments in companies also held by the State, introduced the option to include in the By-laws of companies formerly owned by the State, as in the case of Eni SpA, regulations against takeovers, which in particular provide for the issue of shares, also at nominal value, and similar shareholding certificates bearing the right to vote at ordinary and extraordinary Shareholders’ Meetings in favor of one or more shareholders identified in terms of the number of shares held. The introduction of these norms, which are subject to approval by the EU, will cause the cancellation of the above mentioned 3% limit to shareholdings in the voting share capital of Eni SpA as provided in Article 6.1 of Eni’s By-laws.

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

Under Eni’s By-laws, the election of the members of the Board of Directors will proceed as follows:

According to Article 17.3 of the By-laws, as amended by the Shareholders’ Meeting held on May 24, 2007, Board members are elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b)	the remaining Board members will be drawn out from the other candidate lists; said lists shall not be linked in any way, even indirectly, to the shareholders who have presented or voted the list that has obtained the highest number of votes; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected. In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members. In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire Shareholders’ Meeting and the candidate elected will be the one who obtains a simple majority of the votes;
c)	if through the procedure described above the minimum number of independent Directors set by these By-laws is not elected, the quotient is calculated according to letter b) above in order to be assigned to the candidates present in each list; the independent candidates not yet drawn from the lists pursuant to letters a) and b) above, who have got the highest quotients will be elected in order to meet the provision of the By-laws on the number of the independent Directors. The Directors so appointed will replace the non independent Directors to whom the lowest quotients have been assigned. If the number of independent candidates is lower than the minimum limit set by the By-laws, the shareholders’ meeting will make a resolution with the majorities prescribed by the law to substitute the not independent candidates who have the lowest quotients; and

d)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the Shareholders’ Meeting will make a resolution with the majorities prescribed by the law in order to assure that the Board composition complies with the current legislation and the By-laws.

The vote by list procedure shall apply only in case of appointment of the entire Board of Directors.

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

Several provisions of Italian legislation are intended to increase the protection of minority shareholders. In particular: (i) shareholders’ meetings must be called also upon request of holders of at least 10% of the outstanding Shares (the Board of Directors, however, may refuse to call the meeting when conflicting with the company’s interests) (Article 2367 Civil Code); (ii) the attendance quorum required for a valid shareholder meeting at an Extraordinary Meeting is more than 50% of the outstanding shares on first call, while on second call the attendance quorum is more than 1/3 of the Shares outstanding and on third call the attendance quorum is more than 1/5 of the shares outstanding. On first, second and third call, resolutions may be approved by a majority of 2/3 of the Shares represented at the Shareholders’ Meeting (Articles 2368-2369 Civil Code); (iii) shareholders’ actions against the Board of Directors and the Statutory Auditors may be initiated by shareholders holding at least 2.5% of the outstanding shares (Articles 2393-bis and 2407 Civil Code); (iv) a single shareholder may sue the directors for individual damages (Article 2395 Civil Code) or complain to the Board of Statutory Auditors about directors’ misconduct; if the complaint is filed by shareholders representing at least 2% of the share capital of a listed company, the Statutory Auditors are required to investigate with no delay and report to the shareholders’ meeting (Article 2408 Civil Code); and (v) shareholders holding at least 5% of the outstanding share may report to the Court directors’ serious misconduct. The Court may order the inspection of the management, adopt interim measures and replace directors with a judicial Commissioner (Article 2409 Civil Code). The company’s By-laws may further lower the thresholds in (iii), (iv) and (v) and increase the voting quorums under (ii).

Law of December 28, 2005, the so called "Legge sulla tutela del Risparmio" (protection of savings), contains further protections to Italian minority shareholders of listed companies; in particular, said law:

•	sets new independence and honorability requirements for directors of listed companies;
•	introduces the list vote for the election of directors. The law states that shareholders may present lists of candidates to the office of director if they hold a participation in the share capital of the issuer not higher than one fortieth of its share capital or the different entity set by Consob, the Italian financial markets regulator, in consideration of the market capitalization, the free float and the shareholdings of the listed company;
•	delegates to Consob the power to regulate the appointment of a statutory auditor by minority shareholders. Consob states that shareholders may present lists of candidates to the office of Statutory Auditor if they hold a participation in the share capital of the issuer not smaller than 0.5% and not higher than 4.5% of its share capital; for each issuer the entity of said shareholding shall be determined in consideration of the entity of the free float and the shareholdings of the listed company;
•	delegates to Consob the determination of the limits to the number of memberships of boards of directors and boards of statutory auditors that statutory auditors of listed companies can hold in other companies;
•	states that the chairman of the Board of Statutory Auditors must be elected among the candidates presented by minority lists; and
•	introduces the function of the "Manager responsible for the preparation of financial reporting documents" to be appointed in accordance with rules set out in a company’s by-laws, subject to a prior advice on part of the Board of Statutory Auditors. The "Manager responsible for the preparation of financial reporting documents": (i) must possess the professional requirements set by the By-laws; (ii) defines accounting and administrative procedures and controls for the preparation of the consolidated financial statements, the parent company’s financial statements and any other financial reporting information prepared and disclosed; (iii) declares the coherence between accounting items, accounting books and acts and financial information disclosed to the financial market and investors; and (iv) certificates the adequacy and the effective application of accounting rules and procedures during the period of preparation of the consolidated financial statements, the parent company’s financial statements and the semi-annual accounts. This certification is set forth in a specific report attached to the annual and semi-annual financial reports according to a format established by Consob.

Certain provisions of this law were already reflected into Eni’s By-laws or were incorporated into Eni’s By-laws by Eni’s Extraordinary Shareholders Meeting on May 25, 2006. The provisions of this law regarding the presentation, deposit and publication of list of candidates for the office of director or statutory auditor do not apply to Eni as, for the Company, the matter is disciplined by the special legislation contained in Law No. 474 issued on July 30, 1994, regarding the so called "privatized companies".

Legislative Decree No. 303/2006 introduced changes to this law on protection of savings; in particular:

•	at least one Board member, if their number is not higher than seven, or two Board members, if their number is higher than seven, shall have the independence requirements set forth by the current legislation and the By-laws. If these requirements elapse the Board member will be removed (Article 147-ter);
•	the professional requirements of the "Manager responsible for the preparation of financial reporting documents" (Article 154-bis).

Eni’s By-laws was already in compliance with the above mentioned provisions regarding the appointment of directors and statutory auditors and the qualification of the directors. In particular, Eni By-laws sets at three the number of independent Directors if the Directors are more than five.

On May 24, 2007 Eni’s Extraordinary Shareholders Meeting resolved to modify Eni’s By-laws to provide that the Manager responsible for the preparation of financial reporting documents be knowledgeable in accounting and administration matters, in particular this person be chosen among people who, for at least three years, have exercised:

a)	administration or control activities or managerial tasks in companies listed on regulated stock exchanges in Italy or other European Union countries or other countries member of OECD with a share capital not less than two million euro, or
b)	audit activities in the companies mentioned in letter a) above, or
c)	professional activities or teaching activities in universities in the financial or accounting sectors, or
d)	managerial functions in public or private bodies in the financial, accounting, or control sectors.

Reporting requirements and restrictions on acquisitions of shares

Under Consob Regulation, any direct or indirect participation in excess of 2%, 5%, 7.5%, 10% and subsequent multiples of 5% in the voting shares of a listed company must be notified to such company and to Consob, within five open market days from the effectiveness of the transaction triggering such obligation to notify.

The obligation to notify also applies to any direct or indirect participation owned through ADRs.

For listed companies, whose By-laws impose a maximum limit on the number of shares that may be held by any shareholder, Consob is entitled to fix different relevant thresholds by decree.

Further, the reduction of the foregoing interest below the relevant thresholds must be notified within the same terms.

Shares held in excess of any such threshold cannot be voted in the event the above notices have not been provided. Any resolution in violation of such limitation can be voided if challenged in court by shareholders and Consob, if the resolution would have not been adopted without the consent of the shares in question.

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

In the event the same relevant participation is directly or indirectly held by two or more entities, then the obligation to notify may be satisfied by one of such person, provided that completeness of information is guaranteed.

Any participation exceeding 10% of the voting capital of an unlisted company, including any foreign company, owned by a listed company must be notified to such non-listed company within seven days from reaching such threshold. Similarly, the non-listed company must be notified about any subsequent reduction of such participation below the 10% threshold.

Listed companies are also required to notify Consob of their participation exceeding 10% of the voting share capital of non-listed companies owned at the end of the first six months and of the full year. Such notification is due within 30 days from the date of approval of the Annual Report and the Report on the First Six Months, respectively.

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

In addition to the rules of Article 2359-bis of the Italian civil code, governing the acquisition of shares of the parent company by a controlled subsidiary, Decree No. 58/1998 regulates additional cross-ownership matters as follows.

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

Shareholders’ meetings

Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or the following newspapers: "Il Sole 24 Ore", "Corriere della Sera" and "Financial Times", according to the By-laws and in compliance with the rules in force regulating the exercise of the vote by mail.

Registered shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Each holder is entitled to cast one vote for each share held. Votes may be cast personally, by proxy or by mail, in accordance with applicable regulations. Meetings are called by Eni SpA’s Board of Directors when required or deemed necessary, or on request of shareholders representing at least 10% of outstanding shares, who must provide an agenda of the matters to be discussed to the Chairman of the Board of Directors. Meetings may also be called, by the Board of Statutory Auditors or by two auditors, provided that such call has been notified in advance. Shareholders representing at least one fortieth of Eni share capital, both on an individual and a cumulative basis, may ask, within five days as of the date of publication of the shareholders’ meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the shareholders’ meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the shareholders’ meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the shareholders’ meeting date, through a notice to be published as indicated above.

Ordinary Shareholders’ Meetings must be convened at least once a year within 180 days after the end of the fiscal year of the parent company Eni SpA. The notice convening the meeting is to be published at least 30 days before the date fixed for the meeting. At these ordinary meetings, shareholders approve the financial statements, resolve upon dividend distribution, if any, when necessary, may appoint Directors, Statutory Auditors and the external auditors, determine their remuneration and vote on the liability of Directors and Statutory Auditors and approve Shareholders’ Meeting regulation. Under current legislation, the reports and proposals of the Board of Directors to the Ordinary Shareholders’ Meeting for any item on the agenda of the meeting and the financial statements to be submitted to the shareholders’ approval, shall be deposited at the shareholders’ disposal at the Company’s registered office and at Borsa Italiana.

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

Admission to the meeting is granted to shareholders who deliver the communication issued by financial intermediaries under applicable laws at least two business days prior to the date of the meeting on first call. For a description of the procedures to be followed by Beneficial Owners of ADRs to attend shareholders’ meetings and exercise voting rights with respect to underlying Shares, see "Description of American Depositary Receipts - Voting of Deposited Securities". Beneficial Owners of Shares held with Monte Titoli need only to instruct the relevant banks associated with Monte Titoli which holds their accounts to procure admission tickets and proxy forms.

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

Rules relating to proxies are established by Decree No. 58 and the related Consob Regulation No. 11971 dated May 14, 1999. Accordingly whereby: (i) proxies may be solicited, collected or exercised by banks, investment firms and shareholders’ associations; (ii) proxies may be granted only in respect of shareholders’ meetings that have been called; and (iii) proxies may be limited to voting on particular proposals. Decree No. 58 also allows companies to implement vote by mail procedures.

Meetings of Eni’s shareholders are conducted according to the "Eni SpA’s Shareholders’ Meeting Regulation" as approved by the Ordinary Shareholders’ Meeting of Eni on December 4, 1998 and amended by the Ordinary Shareholders’ Meeting held on May 28, 2004 in order to adequate the provisions to the new rules contained in the Civil Code for the participation to the Shareholders’ Meetings.

Subscription rights

New shares may be issued pursuant to a resolution of shareholders at an extraordinary meeting. Under the Italian law, shareholders have a preemptive right to subscribe for new issues of shares and debentures convertible into shares in proportion to their respective shareholdings. Subject to certain conditions, principally designated to prevent dilution of the rights of shareholders, this right may be waived or limited by resolution taken by an extraordinary shareholders’ meeting by the affirmative vote of more than 50% of the shares outstanding. Such percentage applies to all calls of the meeting.

Liquidation rights

Under the Italian law, subject to the satisfaction of the claims of all other creditors, shareholders are entitled to the distribution of the remaining liquidated assets of Eni SpA in proportion to the nominal value of their shares. Holders of savings shares and preferred shares, if foreseen by the By-laws, in the event such shares are issued by Eni SpA, are entitled to a preferred right to distribution from liquidation up to their nominal value. Thereafter, if there are surplus assets, ordinary shareholders rank equally in the distribution of such assets. Shares rank pari passu among ordinary shareholders in a liquidation.

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

Updated reporting and record-keeping requirements are contained in the Italian legislation which implements an EU directive regarding the free movement of capital. Such legislation requires that transfers into or out of Italy of cash or securities in excess of euro 12.5 thousand be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) by residents or non-residents that effect such transfers directly, or by banks, securities dealers or Poste Italiane SpA (Italian Mail) that effect such transactions on their behalf. In addition, banks, securities dealers or Poste Italiane SpA effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for five years, which records may be inspected at any time by Italian tax and judicial authorities.

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

Taxation

The information set forth below is a summary only, and Italian, the United States and other tax laws may change from time to time. Holders of shares and ADRs should consult with their professional advisors as to the tax consequences of their ownership and disposition of the shares and ADRs, including, in particular, the effect of tax laws of any other jurisdiction.

Italian Taxation

The following is a summary of the material Italian tax consequences of the ownership and disposition of shares or ADRs as at the date hereof and does not purport to be a complete analysis of all potential tax effects relevant to the ownership or disposition of shares or ADRs.

Income tax

Dividends received by Italian resident individuals in relation to interest exceeding 2% of the voting rights or 5% of the share capital ("substantial interest") are included in the taxable income subject to personal income tax to the extent of 40% of their amount. Personal income tax applies at progressive rates ranging from 23% to 43% plus local surtaxes. Dividends received by Italian resident individuals in relation to non-substantial interest not related to the conduct of a business are subject to a substitute tax of 12.5% withheld at the source by the dividend paying agent. This being the case, the dividend is not to be included in the individual’s tax return. If the non-substantial interest is related to the conduct of a business, dividends received are included in the taxable business income to the extent of 40% of their amount.

Dividends received by Italian pension funds are included in the overall result of the pension funds subject to an 11% substitute tax. Dividends received by Italian collective investment funds are included in the overall result of the collective investment funds subject to a 12.5% substitute tax. Dividends received by Italian real estate investment funds are not subject to tax in the hands of the real estate investment funds. Entities exempt from IRES (company income tax) are subject to the substitute tax at the rate of 27%.

Dividend paid to non-Italian residents are subject to the same substitute tax levied at source by the dividend paying agent at the rate of 27%, provided that the interest is not connected to an Italian permanent establishment. Up to four-ninths of the substitute tax withheld might be recovered by the non-resident shareholder from the Italian Tax Authorities upon provision of evidence of full payment of income tax on such dividend in his/her country of residence in an amount at least equal to the total refund claimed.

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

Under the tax treaty between the United States and Italy, dividends derived and beneficially owned by a U.S. resident who holds less than 10% of the Company’s shares are subject to an Italian withholding or substitute tax at a reduced rate of 15%, provided that the interest is not effectively connected with a permanent establishment in Italy through which the U.S. resident carries on a business or a fixed establishment in Italy through which such U.S. resident performs independent personal services (for further details please refer to the relevant provisions set forth in the Italy-U.S. Tax Treaty). In the absence of such conditions, the dividend paying agent will deduct from the gross amount of the dividend the substitute tax at the statutory rate of 27%.

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

According to the Italian tax law as reflected in the Deposit Agreement, the Company is not involved: (i) in withholding amounts due by holders of ADRs to relevant taxing authorities in connection with any distributions relating to ADRs; or (ii) in the procedures through which certain holders of ADRs may obtain tax rebates, credits, refunds or other similar benefits. Pursuant to the Deposit Agreement, the custodian and the Depositary have undertaken to use reasonable efforts to make and maintain arrangements to enable persons that are considered the United States residents for purposes of applicable law to receive any rebates or tax credits (pursuant to treaty or otherwise) relating to distributions on the ADRs to which such persons are entitled in addition, the Depositary has agreed to establish procedures to enable all holders to take advantage of any rebates or tax credits (pursuant to treaty of otherwise) relating to distributions on the ADRs to which such holders are entitled and to provide, at least annually, a written notice, in a form previously agreed to by the Company, to the holders of ADRs of any necessary actions to be undertaken by such Holders.

Transfer tax

In general terms, no Italian transfer tax is payable in the following cases:

•	contracts executed on regulated financial markets;
•	contracts concerning shares of non-listed companies, executed between non-resident persons and banks or other authorized intermediaries (provided that certain conditions are met); and
•	contracts concerning listed shares even if not executed on regulated financial markets, between non-resident persons and banks or other authorized intermediaries or investment funds.

The mentioned exemption from transfer tax does not entail the application of stamp duty or registration tax.

To provide a more complete picture, transfer tax is currently payable at the following rates:

•	euro 0.072 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs directly between the contracting parties or through intermediaries other than those listed below;
•	euro 0.025 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs between private individuals and a bank or between private individuals through an intermediary, such as an exchange agent, a bank, a stock broker, or a SIM; and
•	euro 0.0061 for euro 51.65 (or fraction thereof) of the price at which the Shares or ADRs are transferred, when the transfer occurs between banks, exchange agents or SIMs.

Capital gains tax

This paragraph applies with respect to capital gains out of the scope of a business activity carried out in Italy.

Gains realized by Italian resident individuals upon the sale of substantial interest is included in the taxable base subject to personal income tax to the extent of 40% of their amount, while gains realized upon the sale of non substantial interest is subject to a substitute tax at a 12.5% rate.

For gains deriving from the sale of non substantial interest, two different systems may be applied at the option of the shareholder as an alternative to the filing of the tax return:

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

Gains realized by non-residents from non substantial interest in listed companies are deemed not to be realized in Italy and consequently are not subject to the capital gains tax.

On the contrary, gains realized by non-residents from substantial interest even in listed companies are deemed to be realized in Italy and consequently they are subject to the capital gains tax.

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

Inheritance and gift tax

Pursuant to Law Decree No. 262 of October 3, 2006, converted with amendments by Law No. 286 of November 24, 2006 effective from November 29, 2006, and Law No. 296 of December 27, 2006, the transfers of any valuable assets (including shares) as a result of death or donation (or other transfers for no consideration) and the creation of liens on such assets for a specific purpose are taxed as follows:

a)	4 per cent: if the transfer is made to spouses and direct descendants or ancestors; in this case, the transfer is subject to tax on the value exceeding euro 1,000,000 (per beneficiary);
b)	6 per cent: if the transfer if made to brothers and sisters; in this case, the transfer is subject to the tax on the value exceeding euro 100,000 (per beneficiary);
c)	6 per cent: if the transfer is made to relatives up to the fourth degree, to persons related by direct affinity as well as to persons related by collateral affinity up to the third degree; and
d)	8 per cent: in all other cases.

If the transfer is made in favor of persons with severe disabilities, the tax applies on the value exceeding euro 1,500,000. Moreover, an anti-avoidance rule is provided for by Law No. 383 of October 18, 2001 for any gift of assets (including shares) which, if sold for consideration, would give rise to capital gains subject to a substitute tax (imposta sostitutiva) provided for by Decree No. 461 of November 21, 1997. In particular, if the donee sells the shares for consideration within five years from the receipt thereof as a gift, the donee is required to pay a relevant substitute tax on capital gains as if the gift had never taken place.

United States Taxation

The following is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of Shares or ADRs. This summary is addressed to U.S. Holders that hold Shares or ADRs as capital assets, and does not purport to address all material tax consequences of the ownership of Shares or ADRs. The summary does not deal with special classes of investors, such as tax-exempt entities, dealers in securities, traders in securities that elect to mark to market, certain insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of Eni SpA’s Shares, investors that hold Shares or ADRs as part of a straddle or a hedging or conversion transaction and investors whose "functional currency" is not the U.S. dollar.

This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, (the "Code") its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, and which are subject to change (or changes in interpretation), possibly with retroactive effect. The summary is based in part on representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and foreign tax consequences to them of the ownership and disposition of Shares or ADRs.

As used in this section, the term "U.S. Holder" means a beneficial owner of Shares or ADRs who or that is: (i) a citizen or resident of the United States; (ii) a domestic corporation; (iii) an estate the income of which is subject to the United States federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

The discussion does not address any aspects of the United States taxation other than federal income taxation. In particular, U.S. Holders are urged to confirm their eligibility for benefits under the income tax convention between the United States and Italy with their advisors and to discuss with their advisors any possible consequences of their failure to qualify for such benefits.

In general, and taking into account the earlier assumptions, for the United States federal income tax purposes, U.S. Holders who own ADRs evidencing ADRs will be treated as owners of the underlying Shares. Exchanges of Shares for ADRs and ADRs for shares generally will not be subject to the United States federal income tax.

Dividends

Distributions paid on the shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of Eni SpA’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes, but will not be eligible for the dividends received-deduction generally allowed to corporations. To the extent that a distribution exceeds Eni SpA’s earnings and profits, it will be treated, first, as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the shares or ADRs, and thereafter as capital gain. A U.S. Holder will be subject to U.S. federal taxation, on the date of actual or constructive receipt by the U.S. Holder (in the case of Shares) or by the Depositary (in the case of ADRs) with respect to the gross amount of any dividends, including any Italian tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. Holder by the Italian tax authorities. If you are a non-corporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Shares or ADRs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADRs generally will be qualified dividend income. The amount of the dividend distribution that you must include in your income as a U.S. Holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Sale or exchange of shares

In general, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes on the sale or exchange of Shares or ADRs equal to the difference between the U.S. Holder’s adjusted basis in the shares or ADRs (determined in U.S. dollars), as the case may be, and the amount realized on the sale or exchange (or if the amount realized is denominated in a foreign currency its U.S. dollar equivalent, determined at the spot rate on the date of disposition). Generally, such gain or loss will be treated as capital gain or loss if the Shares or ADRs are held as capital assets and will be a long-term capital gain or loss if the shares or ADRs have been held for more than one year on the date of such sale or exchange. Long-term capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011 is generally subject to a maximum tax rate of 15%. In addition, any such gain or loss realized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Item 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the possibility that changes in currency exchange rates, interest rates or oil, natural gas, petroleum products and electricity prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows. Eni has developed policies aimed at managing the market risk inherent in its activities and, in accordance with these policies, the group enters into various transactions using derivative financial and commodity instruments (derivatives). In managing these risks, Eni follows a set of guidelines and procedures based on a framework envisaging centralization of Group treasury activities in two captive finance companies operating in the Italian and international financial markets. In particular, the finance company operating on the domestic market (Enifin) has historically managed all the transactions concerning currencies and derivative financial contracts. The commodity risk is managed at the business unit level, while Enifin has managed the negotiation of hedging derivatives. From January 1, 2007, the tasks previously undertaken by Enifin have been performed by Eni SpA following the amalgamation of Enifin. The framework defined by Eni’s guidelines prescribes that measurement and control of the market risk are to be performed based on maximum acceptable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk, i.e. potential gain or loss in fair values.

Calculation and measurement techniques for interest rate and foreign exchange risks followed by Eni are in accordance with established banking standards (such standards are established by the Basel Committee). However, management believes that the tolerable level of risk adopted by Eni Group companies is more conservative than that recommended by the Basel Committee for financial institutions.

As outlined above, Eni uses derivatives to minimize market risks related to changes in interest rates and exchange rates and to manage exposure to commodity price fluctuations. Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices that are defined in the contract. The group also trades derivatives in conjunction with these risk management activities. Eni does not enter into derivative transactions on a speculative basis.

According to International Accounting Standard No. 39 "Financial instruments: recognition and measurement" (IAS 39), derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When derivatives constitute a fair value hedge, the Group’s exposure to the market risk in the asset or liability is offset by the opposite exposure arising from the derivative. When derivatives are designated as a part of a cash flow hedge, changes in the fair value of the derivatives are initially stated in net equity and then recognized in the profit and loss account consistent with economic effects produced by the hedged transaction. Derivatives that do not meet the conditions required by IAS 39 qualify as derivatives held for trading purposes and are accounted for at fair value, with change in fair value recorded in the profit and loss account.

Nature and classification of derivative financial instruments held by Eni as of December 31, 2006 and related fair value at the same date are set out in the table below.

Year ended December 31, 2006

Fair value asset	Contractual or notional amounts	Fair value liability	Contractual or notional amounts

(million euro)
Fair value of non-hedging derivatives (1)
Exchange rate	183	6,944	32	1,618
Interest rate	66	3,393	30	2,122
Commodities	320	1,113	333	1,565
	569	11,450	395	5,305
Fair value of cash flow-hedging derivatives
Exchange rate
Interest rate
Commodities	37	418	40	406
	37	418	40	406

(1)	Non hedging derivatives refer to derivate instruments which do not meet the formal criteria to apply hedge accounting under IFRS.

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

The table below presents the potential impact on the fair value of the current financial instruments as of December 31, 2006, of an increase or a decrease of 10% in the market interest rates in each of the relevant currencies.

As of December 31, 2006

Assets/Liabilities	Notional value/ Carrying amount assets	Notional value/ Carrying amount liabilities	Fair value assets	Fair value liabilities	Change in fair value with a 10% interest rate increase	Change in fair value with a 10% interest rate decrease

(million euro)
Interest rate
Financial instruments	250	3,203	249	3,353	85	(98)
Derivative financial instruments	3,393	2,122	66	30	45	(47)
- of which interest rate swap	3,393	2,122	66	30	45	(47)
	3,643	5,325	315	3,383	130	(145)

Exchange rate
Financial instruments	329	145	313	146	46	(45)
Derivative financial instruments	6,944	1,618	183	32	438	(441)
- of which interest currency swap	1,400	1,291	137	11	128	(132)
currency swap	5,502	257	46	19	313	(314)
others	42	70		2	(3)	5
	7,273	1,763	496	178	484	(486)

Commodities
Derivative financial instruments	1,113	1,565	320	333	25	(23)
- of which over the counter	262	635	35	35	30	(30)
others	851	930	285	285	(5)	7
	1,113	1,565	320	333	25	(23)

As of December 31, 2005

Assets/Liabilities	Notional value/ Carrying amount assets	Notional value/ Carrying amount liabilities	Fair value assets	Fair value liabilities	Change in fair value with a 10% interest rate increase	Change in fair value with a 10% interest rate decrease

(million euro)
Interest rate
Financial instruments	233	1,499	236	1,698	38	(54)
Derivative financial instruments	1,281	5,145	14	101	47	(48)
- of which interest rate swap	1,281	5,145	14	101	47	(48)
	1,514	6,644	250	1,799	85	(102)

Exchange rate
Financial instruments	197	120	235	120	13	(12)
Derivative financial instruments	3,686	8,785	73	218	164	(202)
- of which interest currency swap	1,277	2,316	58	73	170	(175)
currency swap	2,378	6,370	15	139	(15)	(15)
other	31	99		6	9	(12)
	3,883	8,905	308	338	177	(214)

In 2005, Eni’s exposure to commodity market risk arising from derivative instruments was immaterial.

Currency risk Fluctuations in exchange rates can have significant effects on the Group’s reported profit. The effects of most exchange rate fluctuations are absorbed in business operating results through changing cost-competitiveness, changes in the price of certain products via indexation to international parameters quoted in U.S. dollars, lags in market adjustment to movements in rates and conversion differences accounted for on specific transactions (i.e. the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and the actual time of the relevant monetary transaction). For this reason, the total effect of exchange rate fluctuations is not identifiable separately in the Group’s reported profit, nor is the whole exchange rate risk entirely covered. In addition to the euro, which the currency adopted for financial reporting purposes, the main underlying economic currency of the Group’s cash flows is the U.S. dollar. This is because Eni’s major products are priced internationally in U.S. dollars or linked to certain products priced in U.S. dollars. Generally speaking, an appreciation of the U.S. dollar versus the euro generally has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange management policy is to minimize economic and significant transactional exposures arising from movements of the euro against the U.S. dollar. The Group co-ordinates the handling of foreign exchange risks centrally, by netting off naturally occurring opposite exposures wherever possible to reduce the risks, and then hedging net positions using derivatives (such as currency swaps, forwards and options).

Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources. Value-at-risk deriving from currency exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period. The transaction currency risk on certain strategic holdings is deemed to be immaterial.

Interest rate risk The Group is exposed to interest rate risk on short- and long-term floating rate instruments and as a result of the refinancing of fixed rate finance debt. Eni’s policy envisages the incurrence of long-term debt at a fixed rate or a floating rate, depending on opportunities at the time of issuance with regard to the level of interest rates, in euros or in U.S. dollars according to general corporate requirements (to optimize level of liquidity, to optimize revenue from investments considering existing interest yield curves, and to minimize the cost of borrowing).

The Group is exposed predominantly to Euribor (Euro Interbank Offered Rate) and U.S. dollar Libor (London Inter-Bank Offer Rate) interest rates as borrowings are mainly denominated in euro or U.S. dollars. Variations in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni uses interest rate derivatives such as interest rate swaps and interest cross currency swaps to effectively manage the balance between fixed and floating rate debt. Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources. Value-at-risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk Eni’s results of operations are exposed to fluctuations in prices of crude oil, petroleum prices, natural gas and electricity. Changes in commodity prices are absorbed by the Group’s business units. A decrease in oil prices generally has a negative impact on Eni’s results of operations and vice versa. Eni also bears commodity risks in connection with certain trading activities. Eni’s guidelines prescribe that the exposure to risk from fluctuations in commodity prices is to be managed in such a way as to support the effectiveness of operations, and to pursue set objectives for industrial margins. Risk exposure within trading activities is defined within maximum levels of value-at-risk attributed to each business unit, with the central function managing hedging requests. Eni’s trading functions use financial and commodity derivatives as part of the associated trading of crude oil, refined products, electricity and related instruments to manage certain of the Group’s exposures to price fluctuations. For this purpose, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures and options) and derivatives traded over-the-counter (swaps, forwards and contracts for differences, with the underlying commodities being crude oil, refined products or electricity). Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or other suitable evaluation techniques. Value-at-risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 99% confidence level and a one-day holding period.
Strategic risk exposure – i.e. the impact on the Group’s businesses resulting from changes in commodities prices – is monitored in terms of value-at-risk, albeit not hedged on a systematic basis. From time to time, the Group may enter into hedging transactions based on existing assets to mitigate the Group’s overall exposure to commodity risk in view of potential acquisitions of new oil reserves as part of our ordinary asset portfolio management or other strategic initiatives. For example, Eni hedged reserves in anticipation of its acquisition of certain oil producing assets and proved and unproved property onshore in the Congo in February 2007 and offshore Gulf of Mexico in April 2007 (see "Item 4 – Exploration & Production – Portfolio developments"). Consistent with this policy, at the beginning of 2007, Eni entered into certain financial derivatives transactions in order to hedge expected cash flow from a portion of its expected future oil production out of equity reserves, based on present trading environment conditions (for more details on these transactions see "Item 5 – Operating and Financial Review and Prospects – Recent Developments – Results for the first quarter 2007"). The production volumes covered by these hedging transactions are expected to be sold in the 2008-2011 period and represent a cumulative amount corresponding to approximately 2% of Eni’s proved hydrocarbon reserves as of 2006 year-end.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

In designing and evaluating the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")), the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Company’s management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

It should be noted that the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily more limited than those it maintains with respect to its consolidated subsidiaries.

The Company’s management, with the participation of the principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-14(c) under the Exchange Act as of the end of the period covered by this Annual Report on Form 20-F. Based on that evaluation, the principal executive officer and principal financial officer have concluded that these disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, the effectiveness of an internal control system may change over time.

The Internal Control Committee assists the Board of Directors in setting out the main principles for the internal control system so as to appropriately identify and adequately evaluate, manage, and monitor the main risks related to the Company and its subsidiaries, by laying down the compatibility criteria between said risks and sound corporate management. In addition this Committee assesses, at least annually, the adequacy, effectiveness, and actual operations of the internal control system.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2006.

The Company management’s assessment of the effectiveness of its internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers SpA, an independent registered public accounting firm, as stated in its report that is included on page F-2 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

There have not been changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Board of Statutory Auditors Financial Expert

Eni’s Board of Statutory Auditors has determined that four members of Eni’s Board of Statutory Auditors, qualify as "audit committee financial expert", as defined in Item 16A of Form 20-F. These four members are: Paolo Andrea Colombo, who is the Chairman of the Board, and Filippo Duodo, Riccardo Perotta and Giorgio Silva. All members are independent.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers SpA has served as Eni principal independent public auditor for fiscal years 2004, 2005 and 2006 for which audited Consolidated Financial Statements appear in this Annual Report on Form 20-F.

The following table shows total fees paid by Eni and our subsidiaries for services provided by Eni public auditor PricewaterhouseCoopers and its member firms, with respect to the years indicated:

Year ended December 31,

2004	2005	2006

(thousand euro)
Audit fees	9,344	12,591	22,240
Audit-related fees	136	190	166
Tax fees	344	246	303
All other fees	54	38	6
Total	9,878	13,065	22,715

Audit Fees include professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Audit Related Fees include assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported as Audit Fees in this Item. The fees disclosed in this category mainly include audits of pension and benefit plans, merger and acquisition due diligence, audit and consultancy services rendered in connection with acquisition deals, certification services not provided for by law and regulations and consultations concerning financial accounting and reporting standards.

Tax Fees include professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. The fees disclosed in this category mainly include fees billed for the assistance with compliance and reporting of income and value added taxes, assistance with assessment of new or changing tax regimes, tax consultancy in connection with merger and acquisition deals, services rendered in connection with tax refunds, assistance rendered on occasion of tax inspections and in connection with tax claims and recourses and assistance with assessing relevant rules, regulations and facts going into Eni correspondence with tax authorities.

All Other Fees include products and services provided by the principal accountant, other than the services reported in Audit Fees, Audit-Related Fees and Tax Fees of this Item and consists primarily of fees billed for consultancy services related to IT and secretarial services that are permissible under applicable rules and regulations.

Pre-approval policies and procedures of the Internal Control Committee

The Board of Statutory Auditors has adopted a pre-approval policy for audit and non-audit services that set forth the procedures and the conditions pursuant to which services proposed to be performed by the principal auditors may be pre-approved. Such policy is applied to entities within the Eni Group which are either controlled or jointly-controlled (directly or indirectly) by Eni SpA. According to this policy, permissible services within the other audit services category are pre-approved by the Board of Statutory Auditors. The Board approval is required on a case by case basis for those requests regarding: (i) audit-related services; and (ii) non-audit services to be performed by the external auditors which are permissible under applicable rules and regulations. In such cases, the Company’s internal audit department is charged with performing an initial assessment of each request to be submitted to the Board of Statutory Auditors for approval. The internal audit department periodically reports to Eni’s Board of Statutory Auditors on the status of both pre-approved services and services approved on a case-by-case basis rendered by the external auditors.

During 2006, no audit-related fees, tax fees or other non-audit fees were approved by the Board of Statutory Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i) (c) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Making use of the exemption provided by Rule 10A-3(c)(3) for non-U.S. private issuers, Eni has identified the Board of Statutory Auditors as the body that, starting from June 1, 2005, is performing the functions required by the SEC rules and the Sarbanes-Oxley Act to be performed by the audit committees of non-U.S. companies listed on the NYSE (see "Item 6 – Board of Statutory Auditors" above).

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables present purchases of own shares by Eni from the beginning of the program through May 23, 2007 (1):

Period	Number of shares (million)	Average price (euro per share)	Total cost (million euro)	Share capital %

2000 (since September 1)	44.38	12.92	574	1.11
2001	110.00	13.58	1,494	2.75
2002	52.26	14.74	771	1.30
2003	23.94	13.76	329	0.60
2004	4.23	16.60	70	0.10
2005	47.06	21.97	1,034	1.18
2006	53.13	23.35	1,241	1.33
2007, through May 23, 2007	11.18	24.06	269	0.28
Total purchased as of May 23, 2007	346.18	16.70	5,782	8.64
minus:
- stock option exercised and shares granted pursuant to stock option and stock grant plans	(11.08)
Total shares held in treasury	335.10			8.37

Total number of shares purchased	Average price paid per share (euro)	Total number of shares purchased, as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs.(2)

At December 31, 2005	281,877,288	23.62	281,877,288	121,986,025
January 2006	4,539,921	24.23	286,417,209	117,874,304
February 2006	2,449,000	24.17	288,866,209	115,478,004
March 2006	6,163,400	23.35	295,029,609	109,420,304
April 2006	3,629,000	24.17	298,658,609	106,045,904
May 2006	8,246,033	23.43	306,904,642	98,105,871
June 2006	16,942,000	22.64	323,846,642	81,356,171
July 2006	2,374,000	23.23	326,220,642	79,586,471
August 2006	0	0.00	326,220,642	80,019,221
September 2006	4,456,047	23.01	330,676,689	76,718,374
October 2006	1,605,500	23.67	332,282,189	77,104,624
November 2006	1,671,700	24.65	333,953,889	75,876,724
December 2006	1,048,890	24.96	335,002,779	75,040,134
January 2007	2,172,700	24.71	337,175,479	73,246,534
February 2007	2,241,350	24.08	339,416,829	71,090,284
March 2007	4,103,431	23.26	343,520,260	67,174,803
April 2007	1,739,600	24.43	345,259,860	65,528,803
May 2007 (through May 23, 2007)	926,650	25.32	346,186,510	64,905,753

(1)	Since May 2000, Eni’s Ordinary Shareholders’ Meeting authorized Eni’s Board of Directors to carry out a program for the repurchase of own shares within set limits taking account also of Italian law restrictions which relate to the obligation of the Company to purchase its own shares paying for such shares only out of distributable earnings and distributable reserves as reflected in the most recent financial statements approved by a shareholders’ meeting. In subsequent years, Eni’s Ordinary Shareholders’ Meeting re-authorized the Board to continue this program for the repurchase of its own shares and increased the amount of cash to be spent on it. The shares are to be purchased on the Telematico at a price no lower than their nominal value and no higher than 5% over the reference price recorded on the business day preceding each purchase. The nominal value of shares so purchased, including shares held by subsidiaries, may not exceed 10% of such company’s share capital. Shares purchased in excess of such 10% limit must be resold within one year from the date of their purchase. Identical limitations apply to purchases of shares of a company by its subsidiaries.
(2)	Based on the authorized purchase ceiling, deducting the total number of shares purchased and adding back the number of stock options exercised by and shares granted to Eni’s managers pursuant to stock option and stock grant plans.
(3)	On May 24, 2007 Eni’s Ordinary Shareholders’ Meeting authorized the continuation of the program for the repurchase of own shares for a further 18 month period and up to 400 million ordinary shares, nominal value euro 1 each, corresponding approximately to 10% of Eni’s share capital, for an aggregate amount not exceeding euro 7.4 billion. The 400 million shares and the euro 7.4 billion thresholds take into account the number and amount of Eni shares held in treasury of May 23, 2007. As of May 23, 2007, Eni purchased approximately 346.2 million own shares for a total cost of euro 5,782 million (at an average cost of euro 16.701 per share). At the same date, and taking account of shares granted to Eni’s managers pursuant to stock option and stock grant plans, Eni held 335.1 million own shares corresponding to 8.37% of Eni’s share capital.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Item 19. EXHIBITS

1. By-laws as amended as of May 24, 2007

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

Date: June 20, 2007

Eni SpA

/s/FABRIZIO COSCO

Fabrizio Cosco
Title: Deputy Company Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eni SpA:

We have completed an integrated audit of Eni SpA’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Eni SpA and its subsidiaries at December 31, 2006, and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standard as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 36, 37 and 38 of the financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Controls over Financial Reporting appearing in Item 15 of this Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers SpA

June 20, 2007

BALANCE SHEETS
(million euro)

Dec. 31, 2005	Dec. 31, 2006

Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalent	(1)	1,333		3,985
Other financial assets held for tradingor available for sale	(2)	1,368		972
Trade and other receivables	(3)	17,902	1,344	18,799	1,027
Inventories	(4)	3,563		4,752
Current tax assets	(5)	697		658
Other current assets	(6)	369		855
Total current assets		25,232		30,021
Non-current assets
Property, plant and equipment	(7)	45,013		44,312
Other assets	(8)			629
Inventories - Compulsory stock	(9)	2,194		1,827
Intangible assets	(10)	3,194		3,753
Investments accounted for using the equity method	(11)	3,890		3,886
Other investments	(11)	421		360
Other financial assets	(12)	1,050	258	805	136
Deferred tax assets	(13)	1,861		1,725
Other non-current receivables	(14)	995		994
Total non-current assets		58,618		58,291
TOTAL ASSETS		83,850		88,312
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term financial liabilities	(15)	4,612	152	3,400	92
Current portion of long-term debt	(19)	733		890
Trade and other payables	(16)	13,095	1,164	15,995	961
Taxes payable	(17)	3,430		2,830
Other current liabilities	(18)	613		634
Total current liabilities		22,483		23,749
Non-current liabilities
Long-term debt	(19)	7,653		7,409
Provisions for contingencies	(20)	7,679		8,614
Provisions for employee benefits	(21)	1,031		1,071
Deferred tax liabilities	(22)	4,890		5,852
Other non-current liabilities	(23)	897		418	56
Total non-current liabilities		22,150		23,364
TOTAL LIABILITIES		44,633		47,113
SHAREHOLDERS’ EQUITY	(24)
Minority interests		2,349		2,170
Shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares with nominal value euro 1 each (same amount as of December 31, 2005)		4,005		4,005
Share premium
Other reserves		10,910		6,013
Retained earnings		17,381		25,168
Net profit		8,788		9,217
Treasury shares		(4,216)		(5,374)
Total Eni shareholders’ equity		36,868		39,029
TOTAL SHAREHOLDERS’ EQUITY		39,217		41,199
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		83,850		88,312

PROFIT AND LOSS ACCOUNT
(million euro)

2004	2005	2006

Note	Total amount	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES	(26)
Net sales from operations		57,545	73,728	4,535	86,105	3,974
Other income and revenues		1,377	798		783
Total revenues		58,922	74,526		86,888
OPERATING EXPENSES	(27)
Purchases, services and other		38,347	48,567	3,429	57,490	2,720
- of which are significant non-recurring events and operations	(34)	5	290		239
Payroll and related costs		3,245	3,351		3,650
Depreciation, amortization and impairments		4,931	5,781		6,421
OPERATING PROFIT		12,399	16,827		19,327
FINANCIAL INCOME (EXPENSE)	(28)
Financial income		2,589	3,131	72	4,132	58
Financial expense		(2,745)	(3,497)		(3,971)
		(156)	(366)		161
Income (expense) from investments	(29)
Effects of investments accounted for using the equity method		332	737		795
Other income (expense) from investments		488	177		108
		820	914		903
PROFIT BEFORE INCOME TAXES		13,063	17,375		20,391
Income taxes	(30)	(5,522)	(8,128)		(10,568)
Net profit		7,541	9,247		9,823
Pertaining to:
- Eni		7,059	8,788		9,217
- minority interest	(24)	482	459		606
		7,541	9,247		9,823
Earnings per share pertaining to Eni (euro per share)	(31)
- basic		1.87	2.34		2.49
- diluted		1.87	2.34		2.49

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(million euro)

Eni shareholders’ equity

Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Balance at January 1, 2004	4,003	959	5,397	3,200		(3,164)	12,950	5,585	28,930	2,587	31,517
Net profit for the year								7,059	7,059	482	7,541
Net income (expense) recognized directly in equity
Exchange differences from translation of financial statements denominated in currencies other than euro					(750)				(750)	1	(749)
					(750)				(750)	1	(749)
Total (expense) income for the period					(750)			7,059	6,309	483	6,792
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.75 per share)								(2,828)	(2,828)		(2,828)
Dividend distribution of other companies										(248)	(248)
Allocation of 2003 net profit				22			2,735	(2,757)
Shares repurchased						(70)			(70)		(70)
Shares issued under stock grant plans	1			(1)
Treasury shares sold under incentive plans for Eni managers			(5)	5		5			5		5
	1		(5)	26		(65)	2,735	(5,585)	(2,893)	(248)	(3,141)
Other changes in shareholders’ equity
Cost of stock option				3					3		3
Former Italgas SpA reserves reconstituted				(43)			43
Reserves from merger of EniData SpA				4			(4)
Reclassification				775			(775)
Sale of 9.054% of Snam Rete Gas SpA share capital										326	326
Exchange differences arising on the distribution of dividends and other changes					63		(38)		25	18	43
				739	63		(774)		28	344	372
Balance at December 31, 2004	4,004	959	5,392	3,965	(687)	(3,229)	14,911	7,059	32,374	3,166	35,540

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY continued
(million euro)

Eni shareholders’ equity

Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Balance at December 31, 2004	4,004	959	5,392	3,965	(687)	(3,229)	14,911		7,059	32,374	3,166	35,540
Changes in accounting principles (IAS 32 and 39)				13			(40)			(27)	12	(15)
Adjusted balanceat January 1, 2005	4,004	959	5,392	3,978	(687)	(3,229)	14,871		7,059	32,347	3,178	35,525
Net profit for the year (Note 24)									8,788	8,788	459	9,247
Net income (expense) directly recognized in equity
Change in the fair value of financial assets held for sale (Note 24)				6						6		6
Change in the fair value of cash flow hedge derivative (Note 24)				16						16		16
Exchange differences from translation of financial statements denominated in currencies other than euro					1,497					1,497	15	1,512
				22	1,497					1,519	15	1,534
Total (expense) income of the year				22	1,497				8,788	10,307	474	10,781
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.90 per share)									(3,384)	(3,384)		(3,384)
Interim dividend (euro 0.45 per share)								(1,686)		(1,686)		(1,686)
Dividend distribution of other companies											(1,218)	(1,218)
Allocation of 2004 residual net profit				1,300			2,375		(3,675)
Shares repurchased						(1,034)				(1,034)		(1,034)
Shares issued under stock grant plans	1			(1)
Treasury shares sold under incentive plans for Eni managers			(47)	47		47				47		47
	1		(47)	1,346		(987)	2,375	(1,686)	(7,059)	(6,057)	(1,218)	(7,275)
Other changes in shareholders’ equity
Cost related to stock options				5						5		5
Sale of consolidated companies											(40)	(40)
Exchange differences arising on the distribution of dividends and other changes					131		135			266	(45)	221
				5	131		135			271	(85)	186
Balance at December 31, 2005 (Note 24)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY continued
(million euro)

Eni shareholders’ equity

Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Minority interests	Total shareholders’ equity

Balance at December 31, 2005 (Note 24)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217
Net profit of the year (Note 24)									9,217	9,217	606	9,823
Net income (expense) directly recognized in equity
Change in the fair value of financial assets held for sale (Note 24)				(13)						(13)		(13)
Change in the fair value of cash flow hedge derivative (Note 24)				(15)						(15)		(15)
Exchange differences from translation of financial statements denominated in currencies other than euro					(1,266)					(1,266)	(29)	(1,295)
				(28)	(1,266)					(1,294)	(29)	(1,323)
Total (expense) income of the year				(28)	(1,266)				9,217	7,923	577	8,500
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2005) interim dividend of euro 0.45 per share) (Note 24)								1,686	(4,086)	(2,400)		(2,400)
Dividend distribution of Eni SpA (euro 0.60 per share) (Note 24)								(2,210)		(2,210)		(2,210)
Dividend distribution of other companies											(222)	(222)
Payments by minority shareholders											22	22
Allocation of 2005 net profit							4,702		(4,702)
Authorization to shares repurchase (Note 24)			2,000				(2,000)
Shares repurchased (Note 24)						(1,241)				(1,241)		(1,241)
Treasury shares sold under incentive plans for Eni managers (Note 24)			(85)	54		85	21			75		75
Difference between the book value and strike price of stock options exercised by Eni managers							7			7		7
			1,915	54		(1,156)	2,730	(524)	(8,788)	(5,769)	(200)	(5,969)
Other changes in shareholders’ equity
Sale to Saipem Projects SpA of Snamprogetti SpA				247						247	(247)
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(306)	(306)
Purchase and sale to third parties of consolidated companies											(5)	(5)
Cost related to stock options							14			14		14
Reclassification of reserves of Eni SpA			2	(5,224)		(2)	5,224
Exchange differences arising on the distribution of dividends and other changes					(73)		(181)			(254)	2	(252)
			2	(4,977)	(73)	(2)	5,057			7	(556)	(549)
Balance at December 31, 2006 (Note 24)	4,005	959	7,262	400	(398)	(5,374)	25,168	(2,210)	9,217	39,029	2,170	41,199

STATEMENT OF CASH FLOWS
(million euro)

Note	2004	2005	2006

Net profit of the year		7,541	9,247	9,823
Depreciation and amortization	(27)	4,598	5,509	6,153
Revaluations, net		27	(288)	(386)
Net change in provisions for contingencies		418	1,279	(86)
Net change in the provisions for employee benefits		49	18	72
Gain on disposal of assets, net		(793)	(220)	(59)
Dividend income	(29)	(72)	(33)	(98)
Interest income		(198)	(214)	(387)
Interest expense		567	654	346
Exchange differences		(79)	(64)	6
Income taxes	(30)	5,522	8,128	10,568
Cash generated from operating profit before changes in working capital		17,580	24,016	25,952
(Increase) decrease:
- inventories		(355)	(1,402)	(953)
- trade and other receivables		(1,241)	(4,413)	(1,952)
- other assets		43	351	(315)
- trade and other payables		727	3,030	2,146
- other liabilities		(83)	12	50
Cash from operations		16,671	21,594	24,928
Dividends received		394	366	848
Interest received		167	214	395
Interest paid		(533)	(619)	(294)
Income taxes paid		(4,199)	(6,619)	(8,876)
Net cash provided from operating activities		12,500	14,936	17,001
- of which with related parties	(33)		1,230	2,206
Investments:
- tangible assets	(7)	(6,785)	(6,558)	(6,138)
- intangible assets	(10)	(714)	(856)	(1,695)
- consolidated subsidiaries and businesses			(73)	(46)
- investments	(11)	(316)	(54)	(42)
- securities		(675)	(464)	(49)
- financing receivables		(470)	(683)	(516)
- change in payables and receivables in relation to investments and capitalized depreciation		(13)	149	(26)
Cash flow from investments		(8,973)	(8,539)	(8,512)
Disposals:
- tangible assets		279	99	237
- intangible assets		13	13	12
- consolidated subsidiaries and businesses		538	252	8
- investments		61	178	36
- securities		659	369	382
- financing receivables		808	804	794
- change in payables and receivables in relationto disposals		(1)	9	(8)
Cash flow from disposals		2,357	1,724	1,461
Net cash used in investing activities		(6,616)	(6,815)	(7,051)
- of which with related parties	(33)		(160)	(686)

STATEMENT OF CASH FLOWS continued
(million euro)

Note	2004	2005	2006

Proceeds from long-term debt		1,229	2,755	2,888
Payments of long-term debt		(797)	(2,978)	(2,621)
Reductions of short-term debt		(4,175)	(317)	(949)
		(3,743)	(540)	(682)
Net capital contributions by minority shareholders		1	24	22
Net acquisition of treasury shares different from Eni SpA		(10)	(30)	(477)
Acquisition of additional interests in consolidated subsidiaries		(25)	(3)	(7)
Sale of additional interests in consolidated subsidiaries		656		35
Dividends paid:		(3,076)	(6,288)	(4,832)
Eni’s shareholders		2,828	5,070	4,610
Minority interests		248	1,218	222
Net purchase of treasury shares		(65)	(987)	(1,156)
Net cash used in financing activities		(6,262)	(7,824)	(7,097)
- of which with related parties	(33)		23	(57)
Changes in cash and cash equivalents not related to inflows/outflows from operating, investing or financing activities:
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		12	(38)	(4)
Effect of exchange differences on cash and cash equivalents		(67)	71	(197)
Net cash flow for the period	(1)	(433)	330	2,652
Cash and cash equivalent at beginning of the year	(1)	1,436	1,003	1,333
Cash and cash equivalent at end of the year		1,003	1,333	3,985

SUPPLEMENTAL CASH FLOW INFORMATION
(million euro)

2004	2005	2006

Effect of investment of companies included in consolidation and businesses
Current assets			68
Non-current assets		122	130
Net borrowings		(19)	53
Current and non-current liabilities		(22)	(92)
Net effect of investments		81	159
Sale of unconsolidated subsidiaries			(60)
Fair value of the participations held before the acquisition of control		(8)
Purchase price		73	99
less:
Cash and cash equivalent			(53)
Cash flow on investments		73	46
Effect of disposal of consolidated subsidiaries and businesses
Current assets	261	204	9
Non-current assets	285	189	1
Net borrowings	(138)	42	(1)
Current and non-current liabilities	(167)	(217)	(4)
Exchange rate differences realized following disposal	45
Net effect of disposals	286	218	5
Gain on disposal	304	140	3
Minority interest		(43)
Selling price	590	315	8
less:
Cash and cash equivalent	(52)	(63)
Cash flow on disposals	538	252	8

Transactions that did not produce cash flows
In 2006 the Group contributed assets and liabilities of a business with a carrying amount of euro 121 million in exchange for equity investment in the companies to which those businesses were contributed.

Acquisition of equity investments in exchange of businesses contribution:

(million euro)	2005	2006

Effect of business contributions
Current assets	2	23
Non-current assets	17	213
Net borrowings		(44)
Long-term and short-term liabilities	(1)	(53)
Net effect of contributions	18	139
Minority interest		(36)
Gain on contribution		18
Acquisition of investments	18	121

The Consolidated Financial Statements were approved by Eni’s Board of Directors on March 31, 2007.

Basis of presentation

The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005. For hydrocarbon exploration and production, accounting policies followed at an international level have been applied, with particular reference to amortization according to the Unit-Of-Production method (UOP), buy-back contracts and Production Sharing Agreements.

The Consolidated Financial Statements have been prepared by applying the cost method except for items that under IFRS must be recognized at fair value as described in the evaluation criteria.

The Consolidated Financial Statements include the statutory accounts of Eni SpA and of all Italian and foreign companies in which Eni SpA holds the right to directly or indirectly exercise control, determine financial and management decisions and obtain economic and financial benefits.

Insignificant subsidiaries are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues: euro 6,250 thousand; and (iii) average number of employees: 50 units. Moreover, companies for which the consolidation does not produce significant economic and financial effects are not included in the scope of consolidation. Such companies generally represent subsidiaries that work on account of other companies as the sole operator in the management of upstream oil contracts; these companies are financed on a proportional basis according to budgets approved, by the companies involved in the project, to which the company periodically reports costs and receipts deriving from the contract. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the Financial Statements of the companies involved. The effects of these exclusions are not material1.

Subsidiaries excluded from consolidation, joint ventures, associates and other interests are accounted for as described below under item "Financial fixed assets".

Financial Statements of consolidated companies are audited by auditing companies that examine and certify the information required to be disclosed when preparing the consolidated financial statements.

Amounts in the notes to these financial statements are stated in millions of euro.

Principles of consolidation

Interests in companies included in the scope of consolidation
Assets and liabilities, expense and income related to fully consolidated companies are wholly incorporated into the Consolidated Financial Statements; the book value of these interests is eliminated against the corresponding fraction of the shareholders’ equity of the companies owned, attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference as regards to the acquisition cost is recognized as "Goodwill". Negative residual differences are charged against the profit and loss account.

Any positive residual difference between cost for the acquisition of the share that exceed the control (minorities acquisition) and corresponding fraction of shareholders’ equity acquired is recognized as "Goodwill".

Gains or losses on the sale of shares in consolidated subsidiaries are recorded in the profit and loss account for the amount corresponding to the difference between proceeds from the sale and divested portion of net equity sold.

Fractions of shareholders’ equity and net profit of minority interest are recognized under specific items in the Financial Statements. Minority interest is determined based on the current value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.

_______________

(1)	According to the requirements of the framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.

Inter-company transactions
Income deriving from inter-company transactions unrealized towards third parties is eliminated. Receivables, payables, revenues and costs, guarantees, commitments and risks among consolidated companies are eliminated as well. Inter-company losses are not eliminated, since they reflect an actual decrease in the value of divested assets.

Foreign currency translation
Financial Statements of consolidated companies denominated in currencies other than euro are converted into euro applying exchange rates prevailing at the year end to assets and liabilities, the historical exchange rates to equity accounts and the average rates for the period to profit and loss account (source: Ufficio Italiano Cambi).

Exchange rate differences from the conversion deriving from the application of different exchange rates for assets and liabilities, shareholders’ equity and profit and loss account are recognized under the item "Other reserves" within shareholders’ equity for the portion relating to the Group and under the item "Minority interest" for the portion related to minority shareholders. The exchange rate differences reserve is charged to the profit and loss account when the investments are sold or the capital employed is repaid.

Financial Statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the country where the enterprise operates. The U.S. dollar is the prevalent functional currency for the enterprises that do not adopt euro.

Evaluation criteria

The most significant evaluation criteria used for the preparation of the Consolidated Financial Statements are shown below.

Current assets
Financial assets held for trading and financial assets available for sale are stated at fair value; economic effects are charged to the profit and loss account item "Financial income (expense)" and under shareholders’ equity within "Other reserves". In the last case, changes in fair value recognized under shareholders’ equity are charged to the profit and loss account when they are impaired or realized.

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

Receivables are stated at their amortized cost (see item "Financial fixed assets" below).

Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, lead to the substantial transfer of all risks and benefits associated to the property.

Inventories, excluding contract work in progress and including compulsory stocks, are stated at the lower of purchase or production cost and net realizable value represented by the proceeds the company expects to collect from the sale of the inventories in the normal course of business.

The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.

Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis. Advances are deducted from inventories within the limits of contractual considerations; any excess of such advances over the value of the work performed is recorded as a liability. Losses related to construction contracts are accrued for once the company becomes aware of such losses. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated to euro using the current exchange rates at year end and effects are reflected in the profit and loss account.

Hedging instruments are described in the section "Derivative instruments".

Non-current assets

Property, plant and equipment2
Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or production cost including sundry costs which can be directly attributed to them as required to make the asset available for use. In addition, when a substantial amount of time is required to make the asset available for use, the purchase price or production cost includes the financial expenses incurred that would have theoretically been saved if the investment had not been made.

In the case of current obligations for the dismantling and removal of assets and the reclamation of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Revisions of estimates for these provisions, for the passage of time and for changes in the discount rate are recognized under "Provisions for contingencies". The company recognizes material provisions for the retirement of assets in the Exploration & Production business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets generally are recognized, as indeterminate settlement dates for the asset retirements prevented estimation of the fair value of the associated retirement obligation. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

No revaluation is made even in application of specific laws.

Assets carried under financial leasing or concerning arrangements that does not take the legal form of a financial lease but produce a substantive transfer of risks and rewards of ownership, are recognized at fair value, net of taxes due from the lessor or, if lower, at the amount of future minimum lease payments, and are included within the tangible assets, with a corresponding entry to the financial payable to the lessor, and depreciated using the criteria detailed below. When the renewal is not reasonably certain, assets carried under financial leasing are depreciated over the period of the lease if shorter than the useful life of the asset. Renewals, improvements and transformations which extend asset lives are capitalized.

Tangible assets are depreciated systematically using a straight-line method over their useful life from the moment they are recognized which coincides with the date when they begin or should begin to be used. When tangible assets are composed of more than one significant element with different useful lives, each component is depreciated separately. The depreciable amount is recognized as the carrying amount net of any salvage value at the end of the assets useful life, if such value is significant and can be reasonably determined. Land is not depreciated, even when purchased in bulk with a building. Tangible assets held for sale are not depreciated but are valued at the lower of book value and fair value less costs of disposal.

Assets that can be used free of charge are depreciated over the shorter term of the duration of the concession and the useful life of the asset.

The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Ordinary maintenance and repair costs are expensed when incurred.

The carrying value of tangible assets is reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The review consists in a comparison between the book value and the estimated recoverable value. The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of the asset. Value in use is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the residual useful life of the asset, giving more importance to independent assumptions. Discounting is carried out at a rate that takes into account the implicit risk in the sectors where the entity operates. Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so called "cash generating unit".

_______________

(2)	Recognition and evaluation criteria of exploration and production activities are described in the section "Exploration and production activities" below.

When the reasons for their impairment cease to exist, Eni reverses previously recorded impairment charges and records as income of an asset revaluation in the profit and loss account for the relevant year. This asset revaluation is the lower of the fair value and the book value increased by the amount of previously incurred impairments net of related amortization that would have been made if the impairment had not been made.

Intangible assets
Intangible assets include assets which lack identifiable physical qualities, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset can be traced back to a legal or contractual right, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future cash inflows generated by the underlying asset and to restrict the access of others to those cash flows.

Intangible assets are stated at cost as determined by the criteria used for tangible assets. No revaluation is made even in application of specific laws.

Intangible assets with a defined useful life are amortized systematically over the duration of their useful life estimated as the period over which the assets will be used by the company; the recoverability of their book value is verified in accordance with the criteria described in the section "Tangible assets".

Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is checked at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is reviewed for impairment at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on those capital projects to which goodwill relates. When the carrying amount of the cash generating unit, including goodwill attributed thereto, exceeds the cash generating unit’s recoverable amount, the difference is recognized as impairment and it is primarily charged against goodwill up to its amount; any amount in excess is charged on a pro-rata basis against the book value of the assets that form the cash generating unit. Impairment charges against goodwill are not revalued. Negative goodwill is recognized in the profit and loss account.

Costs of technological development activities are capitalized when: (i) the cost attributable to the intangible asset can be reasonably determined; (ii) there is the intention, availability of funding and technical capacity to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate future cash inflows.

Exploration and production activities3

Acquisition of mineral rights
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (such as exploratory potential, probable and possible reserves and proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flows.

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

Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets. Costs associated with proved reserves are amortized on a UOP basis, as detailed in the section "Development", considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

_______________

(3)	International accounting principles do not establish specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation assets previously applied before the introduction of IFRS 6 "Exploration for and evaluation of mineral resources".

Exploration
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are capitalized, to reflect their nature of investment and amortized in full when incurred.

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas. They are then capitalized and amortized generally on a UOP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs at the end of each quarter to be amortized through a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between investment and proved developed reserves.

Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal.

Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

Production
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

Production sharing agreements and buy-back contracts
Revenues and oil and gas reserves related to Production Sharing Agreements and buy-back contracts are settled on the basis of contractual clauses related to the repayment of costs incurred following the exploration, development and operating activities (cost oil) and to the relevant amount of realized productions (profit oil).

Retirement
Costs expected to be incurred with respect to the retirement of a well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized and amortized on a UOP basis, consistent with the policy described under "Tangible assets".

Grants
Grants related to assets are recorded as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with governmental entities, have been met. Grants not related to capital expenditure are recognized in the profit and loss account.

Financial fixed assets

Investments
Investments in subsidiaries excluded from consolidation, joint ventures and associates are accounted for using the equity method. If it does not result in a misrepresentation of the company’s financial condition and consolidated results, subsidiaries, joint ventures and associates excluded from consolidation may be accounted for at cost, adjusted for impairment losses. When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment made and their effects are charged to the profit and loss account item "Other income (expense) from investments".

Other investments are recognized at their fair value and their effects are included in shareholders’ equity under "Other reserves"; this reserve is charged to the profit and loss account when it is impaired or realized. When fair value cannot be reasonably ascertained, investments are accounted for at cost, adjusted for impairment losses; impairment losses may not be revalued.

The risk deriving from losses exceeding shareholders’ equity is recognized in a specific provision to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

Receivables and financial assets to be held to maturity
Receivables and financial assets that must be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then corrected to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). Any impairment is recognized by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate defined at the initial recognition. The economic effects of the valuation according to the amortized cost method are charged as "Financial income (expense)".

Financial liabilities
Debt is carried at amortized cost (see item "Financial fixed assets" above).

Provisions for contingencies
Provisions for contingencies concern risks and charges of a definite nature and whose existence is certain or probable but for which at year end the amount or date of occurrence remains uncertain. Provisions are made when: (i) there is a current obligation, either legal or implicit, deriving from a past event; (ii) it is probable that the fulfillment of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to fulfil the obligation or to transfer it to third parties at year end. When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted back at the company’s average rate of indebtedness. The increase in the provision due to the passing of time is charged to the profit and loss account in the item "Financial income (expense)".

When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers; profit and loss account charge is made with the amortization process.

Costs that the company expects to bear in order to carry out restructuring plans are recognized in the year in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.

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

In the Notes to the Consolidated Financial Statements the following potential liabilities are described: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company’s control occur; and (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably not result in an outflow of resources embodying economic benefits.

Employee benefits
Post-employment benefit plans are defined on the basis of plans, including those unformalized, that due to their terms defined contributions or defined benefits. In the first case, the company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due.

The liabilities related to defined benefit plans4, net of any plan assets, are determined on the basis of actuarial assumptions5 and charged on accrual basis during the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.

The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the profit and loss account, proportionally through the residual average working life of the employees participating to the plan, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of the fair value of liabilities and 10% of the fair value of the plan assets (corridor method).

Obligations for long-term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Treasury shares
Treasury shares are recorded at cost and as a reduction of shareholders’ equity. Gains following subsequent sales are recorded as an increase in shareholders’ equity.

Revenues and costs
Revenues from sales of products and services rendered are recognized upon transfer of risks and rewards associated with the property or upon settlement of the transaction. In particular, revenues are recognized:

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

Income related to partially rendered services are recognized with respect to the accrued revenues, if it is possible to reasonably determine the stage of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; otherwise it is recognized within the limits of the recoverable costs incurred.

Revenues accrued in the period related to construction contracts are recognized on the basis of contractual revenues with reference to the stage of completion of a contract measured on the cost-to-cost basis. Requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.

Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation. Exchanges of goods and services with similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.

Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined. Costs related to the amount of emissions, determined on the basis of the average prices of the main European markets at the end of the period, are reported in relation to the amount of the carbon dioxide emissions that exceed the amount assigned; revenues related to the amount of emissions are reported when are recognized following the sale.

Operating lease payments are recognized in the profit and loss account based on the contract duration.

_______________

(4)	Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.
(5)	Actuarial assumptions relate to, inter alia, the following variables: (i) future salary levels; (ii) the mortality rate of employees; (iii) personnel turnover; (iv) the percentage of plan participants with dependents who are eligible to receive benefits (e.g. spouses and dependent children); (v) for medical plans, the frequency of claims and future medical costs; and (vi) interest rates.

Labor costs include stock grants and stock options granted to managers, consistent with their actual remunerative nature. The cost is determined based on the fair value of the rights awarded to the employee at the date of the award and it is not subject to subsequent adjustments; the portion on an accrual basis is calculated pro rata over the period to which the incentive refers (vesting period)6. The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is the value of the option calculated with appropriate valuation techniques that take into account the exercise conditions, current price of the shares, expected volatility and the risk-free interest rate. The fair value of the stock grants and stock options is shown as a contra-entry to "Other reserves".

The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development, which do not satisfy conditions for the recognition in the balance sheet, are generally considered current costs and expensed as incurred.

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

The topic was under deliberation by the Emerging Issues Task Force (EITF) of the FASB as Issue No. 04-13, "Accounting for Purchases and Sales Inventory with the Same Counterparty." At its September 2005 meeting, the EITF reached consensus that two or more legally separate exchange transactions with the same counterparty, including buy/sell transactions, should be combined and considered as a single arrangement when the transactions were entered into "in contemplation" of one another. EITF 04-13 was ratified by the FASB in September 2005 and is effective for new arrangements, or modifications or renewals of existing arrangements, entered into beginning on or after April 1, 2006, which was the effective date for the company’s adoption of this standard. Upon adoption, the company reported the net effect of buy/sell transactions on its Consolidated Statement of Income as "Purchased crude oil and products" instead of reporting the revenues associated with these arrangements as "Sales and other operating revenues" and the costs as "Purchased crude oil and products." While this issue was under deliberation, the SEC staff directed Eni and other oil companies in a comment letter to disclose on the face of the income statement the amounts associated with buy/sell contracts and to discuss in a footnote to the Financial Statements the basis for the underlying accounting.

In Eni’s consolidated income statement, "Net sales from operations" and "Purchases, services and other" for the December 31, 2004, 2005 and 2006 were netted of euro 1,821 million, euro 2,595 million, euro 2,877 million respectively, for the above described buy/sell contracts.

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

_______________

(6)	For stock grants, the period between the date of the award and the date of assignation of stock; for stock options, period between the date of the award and the date on which the option can be exercised.

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

Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item "Deferred tax assets"; if negative, in the item "Deferred tax liabilities". When the results of transactions are recognized directly in the shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognized at their fair value which is estimated by using the criteria described in the section "Current assets".

Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge, e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the profit and loss account. Hedged items are consistently adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge, e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives, considered effective, are initially stated in net equity and then recognized in the profit and loss account consistently with the economic effects produced by the hedged transaction. The changes in the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments are shown in the profit and loss account.

Financial statements
Assets and liabilities of the balance sheet are classified as current and non-current. Items of the profit and loss account are presented by nature.

Statements of changes in shareholders’ equity present profit and loss for the year and other changes of the shareholders’ equity.

Statements of cash flows are presented using the indirect method, whereby net profit is adjusted for the effects of transactions of a non-cash nature.

Changes in accounting principles

Since 2006, Eni applies: (i) the requirements of IFRIC 4 "Determining whether an arrangement contains a lease" that provides guidance for determining whether arrangements that do not take the legal form of a lease but which convey rights to use assets in return for a payment or series of payments should be treated as a lease; (ii) the amendments to IAS 39 "Financial instruments: recognition and measurement" that are related to: (a) the possibility to qualify as hedging instruments, in relation to cash flow hedge operations on exchange rate risk relating to inter-company transactions expected and with a high probability, on condition that these transactions are denominated in a functional currency other than the currency of the entity that carries out the operation and the exposure to the exchange rate risk has a potential effect on consolidated profit and loss account;

(b) the recognition and measurement of financial guarantees that are recorded when they are issued as a liability valued at market value and then, in relation to the execution risk, at the greater of the best estimate of the charge to be sustained to fulfil the obligation and the initial amount reduced by premiums collected; and (iii) the requirements of IFRIC 5 "Rights to interests arising from decommissioning, restoration and environmental funds" that provide guidance for determining the recognition and measurement for the contribution to funds established to finance decommissioning that have the following features: (a) the assets are held and administered by a separate legal entity; and (b) contributor’s right to access the assets of the fund is restricted.

The contributor recognizes its obligation to pay separately decommissioning costs as a liability and its interest in the fund. In the case that the interest means having control, having joint control or significant influence over the fund, the entity contributor must recognize the interest in the fund as an investment in a subsidiary, associate or joint ventures.

The adoption of these principles did not generate a material effect.

Use of accounting estimates

The preparation of these consolidated financial statements under IFRS requires management to make accounting estimates that are based on complex or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic considering the information available at the date of the estimate. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. The main areas affected by estimates include the determination of oil and gas proved reserves and proved developed reserves, accounting for exploratory drilling costs under U.S. GAAP, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. Summarized below are the critical accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect future results.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that must be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.

Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage, all booked reserves will be categorized as proved undeveloped. Volumes will subsequently be recategorized from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future initial revisions to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production Sharing Agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.

Oil and natural gas reserves have a direct impact on certain amounts reported in the Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter.

Assuming all other variables are held constant, an increase in estimated proved developed reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether or not property impairment is to be carried out. The larger the volumes of estimated reserves, the less likely the property is to be impaired.

Accounting for suspended well costs under U.S. GAAP
Under U.S. GAAP costs for exploratory wells are initially capitalized pending the determination of whether the well has found proved reserves. If proved reserves are found, the capitalized costs of drilling the well are reclassified to tangible assets and amortized on a UOP basis. If proved reserves are not found, the capitalized costs of drilling the well are charged to expense. However, successful exploratory efforts are, in many cases, not declared to be proved until after an extensive and lengthy evaluation period has been completed. These issues were addressed by the FASB staff in its FSP FAS 19-1, published in April 2005, amending FAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". Under the provisions of FSP FAS 19-1, companies in the oil and gas industry are allowed to continue capitalization of an exploratory well after the completion of drilling when: (a) the well has found a sufficient quantity of reserves to justify completion as a producing well; and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. Determination of whether an exploratory well should remain capitalized after completion of drilling requires a high degree of judgment on the part of management in assessing whether the Company is making sufficient progress assessing the reserves and the economic and operating viability of a given project. The Company evaluates the progress made on the basis of regular project reviews which take account of the following factors: (i) costs are being incurred to assess the reserves and their potential development; (ii) existence (or active negotiations) of sales contracts with customers for oil and natural gas; and (iii) existence of firm plans, established timetables or contractual commitments, which may include seismic testing and drilling of additional exploratory wells. As of December 31, 2006, an amount of euro 392 million remains capitalized relating to approximately 25 exploratory wells for which drilling activities have been completed for more than one year, of this capitalized amount euro 85 million (or 10 wells) relates to projects progressing towards completion of development activities, and the remaining euro 307 million (or 10 wells) relates to projects for which additional exploratory activity is underway or firmly planned. See Note 38 to the Consolidated Financial Statements.

Impairment of assets
Eni assesses its tangible assets and intangible assets, including goodwill, for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products.

The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal costs and value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.

For oil and natural gas properties, the expected future cash flows are estimated based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions on: future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

Goodwill and other intangible assets with indefinite useful life are not amortized but they are checked at least annually to determine whether its carrying amount is recoverable and in any case, when trigger events arise that would lead the entity to assume the value of an asset is impaired. In particular, goodwill impairment is based on the determination of the fair value of each cash generating unit to which goodwill can be attributed on a reasonable and consistent basis.

A cash generating unit is the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure. If the fair value of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

Asset retirement obligations
Obligations related to the removal of tangible equipment and the restoration of land or seabeds require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded in the Consolidated Financial Statements. Estimating future asset removal costs is difficult and requires management to make estimates and judgments due to the fact that most removal obligations will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligations in the period when it is incurred (typically, at the time, the asset is installed at the production location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (interest accretion) and any change of the estimates following the modification of future cash flows and discount rate is adopted. The recognized asset retirement obligations are based upon future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business combinations
Accounting for the acquisition of a business requires the allocation of the purchase price to most assets and liabilities acquired at fair value. Any positive residual difference is recognized as "Goodwill". Negative residual differences are charged against the profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

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

Although management, considering the actions already taken, insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of a yet unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Employee post-retirement benefits
Defined benefit plans and other long-term benefits are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates, mortality rates.

The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows: (i) discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high quality fixed-income investments (such as government bonds).

The inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; and (v) determination of expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific average expected rate of return is taken into account. Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.

Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative actuarial gains and losses, unrecognized at the end of the previous reporting period, that exceed 10% of the greater of: (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Contingencies
In addition to accruing the estimated costs for environmental liabilities, asset retirement obligation and employees benefits, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue recognition in the Engineering & Construction segment
Revenue recognition in the Engineering & Construction business segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducing costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process, that includes identification of risks related to the geographical region, market condition in that region and any assessment that it is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Requests of additional incomes, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.

Recent accounting principles

With Regulation No. 108/2006 issued on January 11, 2006 the European Commission approved IFRS 7 "Financial instruments: disclosures". IFRS 7 establishes the disclosures to be given regarding financial instruments and the exposure and management of financial risks. The requirements of IFRS 7 include some disclosures currently contained in IAS 32 "Financial instruments: exposures and additional disclosures". IFRS 7 went into effect on January 1, 2007.

Eni is presently analyzing the statements and, at the moment, cannot determine if adoption of the standard will have a significant effect on Eni’s Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Current activities

1 Cash and cash equivalent

Cash and cash equivalent of euro 3,985 million (euro 1,333 million at December 31, 2005) include financing receivables originally due within 90 days for euro 240 million (euro 122 million at December 31, 2005) and consist of deposits with financial institutions with a notice greater than 48 hours.

2 Other financial assets held for trading or available for sale

Other financial assets held for trading or available for sale of euro 972 million (euro 1,368 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Securities held for operating purposes
Listed Italian treasury bonds	361	329
Listed securities issued by Italian and foreign merchant banks	92	80
Non-quoted securities	12	11
	465	420
Securities held for non-operating purposes
Listed Italian treasury bonds	727	508
Listed securities issued by Italian and foreign merchant banks	151	40
Non-quoted securities	25	4
	903	552
	1,368	972

Securities of euro 972 million (euro 1,368 million at December 31, 2005) are available for sale. The decrease of euro 396 million primarily concerns sales made by the financial company Enifin SpA (euro 303 million) and the effect of the sale of Sofid Sim SpA (euro 90 million). At December 31, 2005 and December 31, 2006 Eni did not own financial assets held for trading.

The effects of the valuation at fair value of securities consist of the following:

(million euro)	Dec. 31, 2005	Increase	Realization to the profit and loss account	Dec. 31, 2006

Fair value	27	2	(21)	8
Deferred tax liabilities	8		(6)	2
Other reserves of shareholders’ equity	19	2	(15)	6

The realization of the fair value to the profit and loss account of euro 21 million and of the related deferred tax liabilities of euro 6 million concern the expiring of securities of Padana Assicurazioni SpA. Securities held for operating purposes of euro 420 million (euro 465 million at December 31, 2005) concern coverage securities of technical reserves of Padana Assicurazioni SpA for euro 417 million (euro 453 million at December 31, 2005).

3 Trade and other receivables

Trade and other receivables of euro 18,799 million (euro 17,902 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Trade receivables	14,101	15,230
Financing receivables:
- for operating purposes - short-term	480	242
- for operating purposes - current portion of long-term receivables		4
- for non-operating purposes	12	143
	492	389
Other receivables:
- from disposals	60	100
- other	3,249	3,080
	3,309	3,180
	17,902	18,799

Receivables are recorded net of the allowance for impairment losses of euro 874 million (euro 891 million at December 31, 2005):

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Other changes	Value at Dec. 31, 2006

Trade receivables	643	129	(77)	(108)	587
Other receivables	248	78	(7)	(32)	287
	891	207	(84)	(140)	874

Trade receivables of euro 15,230 million increased by euro 1,129 million. This increase primarily relates to the Exploration & Production segment (euro 1,391 million) and the Engineering & Construction segment (euro 832 million); such increase was partially offset by the decrease of the Refining & Marketing segment (euro 302 million) and the Gas & Power segment (euro 292 million) and includes the exchange rate differences due to the translation of financial statements prepared in currencies other than euro for euro 263 million. Trade receivables include advances paid as a guarantee of contract work in progress for euro 70 million (euro 101 million at December 31, 2005).

Financing receivables made for operating purposes of euro 246 million (euro 480 million at December 31, 2005) concern concessions, primarily, to unconsolidated subsidiaries, joint ventures and affiliates. The decrease of euro 234 million primarily concern the repayment of funding given to Trans Austria Gasleitung GmbH (euro 292 million).

Other receivables of euro 3,180 million (euro 3,309 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Accounts receivable from:
- joint venture operators in exploration and production	1,123	1,376
- Italian governmental entities	228	266
- insurance companies	539	223
	1,890	1,865
Receivables relating to factoring operations	324	191
Prepayments for services	259	440
Other receivables	836	684
	3,309	3,180

Receivables relating to factoring operations for euro 191 million (euro 324 million at December 31, 2005) relate to Serfactoring SpA and essentially concern advances for factoring operations with recourse and receivables for factoring operations without recourse.

Receivables with related parties are described in Note 33 - Transactions with related parties.

4 Inventories

Inventories of euro 4,752 million (euro 3,563 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total

Raw and auxiliary materials and consumables	210	217		645	1,072	436	258		682	1,376
Products being processed and semi finished products	59	18		1	78	43	20		8	71
Work in progress long-term contracts			418		418			353		353
Finished products and goods	1,222	572		20	1,814	2,063	536		62	2,661
Advances			181		181	1		287	3	291
	1,491	807	599	666	3,563	2,543	814	640	755	4,752

Inventories are net of the valuation allowance of euro 92 million (euro 93 million at December 31, 2005):

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Other changes	Value at Dec. 31, 2006

93	19	(14)	(6)	92

Work in progress long-term contracts of euro 353 million (euro 418 million at December 31, 2005) are net of the payments received corresponding to contractual amount of the work performed of euro 5,237 million (euro 5,180 million at December 31, 2005).

5 Current tax assets

Current tax assets of euro 658 million (euro 697 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Italian tax	422	394
Foreign tax	275	264
	697	658

Current tax assets of euro 658 million (euro 697 million at December 31, 2005) concern value added tax credits for euro 303 million (euro 406 million at December 31, 2005), income tax receivables of euro 116 million (euro 127 million at December 31, 2005) and excise taxes customs duties natural gas and customs expenses for euro 86 million (euro 60 million at December 31, 2005).

6 Other assets

Other assets of euro 855 million (euro 369 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Fair value of non-hedging derivatives	117	569
Fair value of cash flow hedge derivatives	32	37
Fair value of fair value hedge derivatives		1
Other assets	220	248
	369	855

Fair value of non hedging derivative contracts of euro 569 million (euro 117 million at December 31, 2005) consists of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Fair value	Commitments	Fair value	Commitments

Non-hedging derivatives on exchange rate
Interest Currency Swap	58	1,277	137	1,400
Currency swap	15	2,378	46	5,502
Other		26		42
	73	3,681	183	6,944
Non-hedging derivatives on interest rate
Interest Rate Swap	14	1,281	66	3,393
	14	1,281	66	3,393
Non-hedging derivatives on commodities
Over the counter	21	394	35	262
Other	9	11	285	851
	30	405	320	1,113
	117	5,367	569	11,450

Fair value of cash flow hedge derivative contracts of euro 37 million concerns commitments for euro 421 million and relates to future sales of crude oil of the Exploration & Production segment.

Cash flow hedge derivative contracts at December 31, 2005 relating to the purchase of electricity expired during the 2006 with effect to the profit and loss account.

Information about the risk of hedged items and to the hedging policy is included in Note 25 - Guarantees, commitments and risks - Risk management.

Non-current activities

7 Property, plant and equipment

Tangible assets of euro 44,312 million (euro 45,013 million at December 31, 2005) consist of the following:

(million euro)	Net value at the beginning of the year	Investments	Depreciations	Impairments	Exchange rate differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and impairments

Dec. 31, 2005
Land	197	5		(4)		175	373	421	48
Buildings	1,578	41	(108)	(8)	12	(62)	1,453	3,152	1,699
Plant and machinery	30,849	2,443	(4,240)	(192)	1,827	5,881	36,568	77,806	41,238
Industrial and commercial equipment	422	113	(126)		10	(47)	372	1,623	1,251
Other assets	329	65	(102)		12	14	318	1,182	864
Tangible assets in progress and advances	7,211	3,891		(60)	590	(5,703)	5,929	6,526	597
	40,586	6,558	(4,576)	(264)	2,451	258	45,013	90,710	45,697
Dec. 31, 2006
Land	373	16		(3)		57	443	483	40
Buildings	1,453	81	(113)	(12)	(5)	38	1,442	3,236	1,794
Plant and machinery	36,568	1,858	(4,510)	(197)	(1,586)	3,240	35,373	79,873	44,500
Industrial and commercial equipment	372	130	(120)		(6)	50	426	1,659	1,233
Other assets	318	82	(78)	(1)	(9)	16	328	1,382	1,054
Tangible assets in progress and advances	5,929	3,971		(18)	(364)	(3,218)	6,300	6,822	522
	45,013	6,138	(4,821)	(231)	(1,970)	183	44,312	93,455	49,143

Capital expenditures of euro 6,138 million (euro 6,558 million at December 31, 2005) primarily relate to the Exploration & Production segment (euro 3,678 million), the Gas & Power segment (euro 1,051 million), the Refining & Marketing segment (euro 632 million) and to the Engineering & Construction segment (euro 584 million). Capital expenditures include financial expenses for euro 116 million (euro 159 million at December 31, 2005) and are essentially related to the Exploration & Production segment (euro 70 million), the Gas & Power segment (euro 24 million) and the Refining & Marketing segment (euro 19 million). The interest rate used for the capitalization of finance expense was between 3.3% and 5.4% (2.2% and 6.1% at December 31, 2005).

The depreciation rates used are as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro of euro 1,970 million relate to companies whose functional currency is the U.S. dollar (euro 1,913 million).

Impairments of euro 231 million concern primarily mineral assets of the Exploration & Production segment (euro 129 million) and petrochemical assets of the Petrochemical segment (euro 65 million) and of Syndial SpA (euro 22 million). The recoverable amount considered in determining the impairment was calculated by discounting the future cash flows using discount rates included between 7.6% and 11.2%.

Other changes of euro 183 million primarily concern the initial recognition and reviews to the estimate of dismantling and restoration of sites for euro 1,157 million essentially related to the Exploration & Production segment (euro 1,153 million). This increase was partially offset by the reclassification to "Other assets" of tangible assets related to the service contract governing mineral activities in the Dación area and owned by the Venezuelan controlled branch Eni Dación BV for euro 629 million, the sale of tangible assets for euro 197 million, of which euro 158 million relating to mineral assets of the Exploration & Production segment and the change in scope of consolidation of euro 66 million essentially following the sale of Fiorentina Gas SpA (euro 157 million) and the acquisition of Siciliana Gas SpA (euro 91 million).

The gross carrying amount of fully depreciated property, plant and equipment that is still in use amount to euro 12,187 million and primarily concerns refineries and oil deposits of the Refining & Marketing segment (euro 4,507 million), the gas transportation network of Snam Rete Gas SpA (euro 3,486 million), and petrochemical plants of the Petrochemical segment (euro 1,911 million) and Syndial SpA (euro 1,682 million).

At December 31, 2005, tangible assets were pledged for euro 54 million primarily as collateral on debt incurred by Eni (euro 475 million at December 31, 2005). The decrease of euro 421 million essentially concerns the extinguishment of the guarantees given (euro 418 million).

Government grants recorded as decrease of property, plant and equipment amount to euro 1,067 million (euro 965 million at December 31, 2005). Assets acquired under financial lease amount to euro 89 million and concern for euro 39 million FPSO ships used by the Exploration & Production segment as support of oil production and treatment activities and for euro 36 million a drilling platform of the Engineering & Construction segment.

Property, plant and equipment by segment

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Property, plant and equipment, gross:
- Exploration & Production	49,129	49,002
- Gas & Power	21,517	22,277
- Refining & Marketing	9,420	11,273
- Petrochemicals	4,402	4,380
- Engineering & Construction	3,878	4,363
- Other activities	1,999	1,967
- Corporate and financial companies	453	321
- Elimination of intra-group profits	(88)	(128)
	90,710	93,455
Accumulated depreciation, amortization and writedowns:
- Exploration & Production	24,644	26,000
- Gas & Power	7,757	8,210
- Refining & Marketing	5,864	7,482
- Petrochemicals	3,263	3,308
- Engineering & Construction	2,031	2,138
- Other activities	1,882	1,874
- Corporate and financial companies	260	145
- Elimination of intra-group profits	(4)	(14)
	45,697	49,143
Property, plant and equipment, net:
- Exploration & Production	24,485	23,002
- Gas & Power	13,760	14,067
- Refining & Marketing	3,556	3,791
- Petrochemicals	1,139	1,072
- Engineering & Construction	1,847	2,225
- Other activities	117	93
- Corporate and financial companies	193	176
- Elimination of intra-group profits	(84)	(114)
	45,013	44,312

8 Other assets

Other assets of euro 629 million concern the tangible assets related to the service contract governing mineral activities in the Dación area and owned by the Venezuelan controlled branch Eni Dación BV. Additional information is included in Note 25 - Guarantees, commitments and risks - Other risks and commitments.

9 Inventories - compulsory stock

Inventories - compulsory stocks of euro 1,827 million (euro 2,194 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Crude oil and petroleum products	2,037	1,670
Natural gas	157	157
	2,194	1,827

Compulsory stocks are primarily held by Italian companies (euro 2,057 and euro 1,688 million at December 31, 2005 and at December 31, 2006, respectively) and represent certain minimum quantities required by Italian law.

10 Intangible assets

Intangible assets of euro 3,753 million (euro 3,194 million at December 31, 2005) consist of the following:

(million euro)	Net value at the beginning of the year	Investments	Amortization	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and writedowns

Dec. 31, 2005
Intangible assets with a definite life
Costs for research of mineral resources	107	699	(683)	41	164	1,059	895
Industrial patent rights and intellectual property rights	174	37	(122)	48	137	1,056	919
Concessions, licenses, trademarks and similar items	816	31	(101)		746	2,205	1,459
Intangible assets in progress and advances	59	74		(57)	76	81	5
Other intangible assets	224	13	(30)	(50)	157	470	313
	1,380	854	(936)	(18)	1,280	4,871	3,591
Intangible assets with a indefinite life
Goodwill	1,933	2		(21)	1,914
	3,313	856	(936)	(39)	3,194
Dec. 31, 2006
Intangible assets with a definite life
Costs for research of mineral resources	164	1,337	(1,102)	10	409	1,290	881
Industrial patent rights and intellectual property rights	137	31	(97)	41	112	1,113	1,001
Concessions, licenses, trademarks and similar items	746	168	(110)	52	856	2,417	1,561
Intangible assets in progress and advances	76	146		(71)	151	156	5
Other intangible assets	157	13	(26)	(3)	141	457	316
	1,280	1,695	(1,335)	29	1,669	5,433	3,764
Intangible assets with a indefinite life
Goodwill	1,914			170	2,084
	3,194	1,695	(1,335)	199	3,753

Costs for research of mineral resources for euro 409 million concern the purchase of mineral rights (euro 404 million). This item also includes exploration expenditures amortized in full in the period incurred for euro 1,028 million (euro 565 million at December 31, 2005).

Concessions, licenses, trademarks and similar items for euro 856 million primarily concern the transmission rights for natural gas imported from Algeria (euro 572 million) and concessions for mineral exploration (euro 223 million).

Other intangible assets with a definite life of euro 141 million include royalties for the use of licenses by Polimeri Europa SpA (euro 81 million) and the estimated expenditures for social projects to be incurred following contractual commitments with the Basilicata Region related to mineral development programs in Val d’Agri (euro 26 million).

The depreciation rates used are as follows:

(%)
Costs for research of mineral resources	10	-	33
Industrial patent rights and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	7	-	33
Other intangible assets	4	-	25

The gross carrying amount of fully depreciated intangible assets still in use amounts to euro 767 million.

Other changes of intangible assets with a definite life of euro 29 million include negative exchange rate differences due to the translation of financial statements prepared in currencies other than euro of euro 28 million.

Goodwill for euro 2,084 million concerns essentially the Engineering & Construction segment (euro 828 million, of which euro 805 million relates to the purchase of Bouygues Offshore SA, now Saipem SA), the Gas & Power segment (euro 982 million, of which euro 757 million relates to the public offering of Italgas SpA shares in 2003), the Exploration & Production segment (euro 225 million, of which euro 220 million relates to the purchase of Lasmo Plc, now Eni Lasmo Plc) and the Refining & Marketing segment (euro 46 million).

In order to determine the recoverable amount, goodwill related to the acquisition of Bouygues Offshore SA and Italgas SpA has been allocated to the following cash generating units:

(million euro)	Dec. 31, 2006

Bouygues Offshore SA
Offshore constructions	403
Onshore constructions	165
LNG	159
MMO - Maintenance Modification and Operation	78
805
Italgas SpA
Domestic gas market	706
Foreign gas market	51
757

The recoverable amount of cash generating units is determined based on expected cash flows estimated using the market assumptions of Eni’s 2007-2010 Strategic Plan and discounted at rates included between 4.7% and 14.3%. For the years not included in the strategic market assumptions, Eni has used an incremental rate included between 0% and 2%. Key assumptions are based on past experience and take into account the current level of interest rates.

Other changes related to goodwill of euro 170 million concern the allocation to goodwill of the difference between the price paid by Snam Rete Gas SpA and Saipem SpA for the purchase of treasury shares and the corresponding portion of shareholders’ equity acquired following the increase of Eni’s interest (euro 171 million) and the change in scope of consolidation related to the acquisition of 50% of Siciliana Gas SpA (euro 23 million). Such increase was partially offset by the decrease of the impairment of goodwill allocated to Tigáz Zrt following the acquisition by Italgas SpA (euro 46 million). The impairment of goodwill allocated to Tigáz Zrt was made following the application of the new Hungarian tariff regime, in force from 2006, and was determined on the basis of the new estimate of future cash flows, discounted by using a rate of 6.3%.

11 Investments

Investments accounted for using the equity method
Investments accounted for using the equity method of euro 3,886 million (euro 3,890 million at December 31, 2005) consist of the following:

(million euro)	Value at the beginning of the year	Acquisitions and subscriptions	Gain from the valuation of investments accounted for using the equity method	Loss from the valuation of investments accounted for using the equity method	Deduction for dividends	Exchange rate differences	Other changes	Value at the end of the year

Dec. 31, 2005
Investments in unconsolidated subsidiaries	109	30	6	(2)	(3)	10	(4)	146
Investments in joint ventures	1,946	12	375	(27)	(202)	98	182	2,384
Investments in affiliates	1,101	6	389	(4)	(96)	34	(70)	1,360
	3,156	48	770	(33)	(301)	142	108	3,890
Dec. 31, 2006
Investments in unconsolidated subsidiaries	146	4	15	(8)	(8)	(6)	1	144
Investments in joint ventures	2,322	33	516	(26)	(302)	(79)	42	2,506
Investments in affiliates	1,422	1	356	(2)	(440)	(31)	(70)	1,236
	3,890	38	887	(36)	(750)	(116)	(27)	3,886

Acquisitions and subscriptions for euro 38 million concern mainly the subscriptions of capital increase of Enirepsa Gas Ltd (euro 23 million) and Saipem Triune Engineering Private Ltd (euro 8 million).

Gains from the valuation of investments using the equity method of euro 887 million primarily relate to Galp Energia SGPS SA (euro 250 million), Unión Fenosa Gas SA (euro 181 million), EnBW Eni Verwaltungsgesellschaft mbH (euro 64 million), Blue Stream Pipeline Co BV (euro 44 million), Supermetanol CA (euro 43 million), United Gas Derivatives Co (euro 39 million), Trans Austria Gasleitung GmbH (euro 36 million), Lipardiz - Construção de Estruturas Maritimas Lda (euro 31 million) and Gaztransport et Technigaz SAS (euro 28 million).

Losses from the valuation of investments using the equity method of euro 36 million primarily relate to Enirepsa Ltd (euro 21 million). Deduction following the distribution of dividends of euro 750 million primarily relates to Galp Energia SGPS SA (euro 364 million), Unión Fenosa Gas SA (euro 128 million), Trans Austria Gasleitung GmbH (euro 43 million), United Gas Derivatives Co (euro 33 million) and Supermetanol CA (euro 32 million).

Other changes of euro 27 million concern the inclusion in the scope of consolidation of Siciliana Gas SpA following the acquisition of the further 50% from ESPI - Ente Siciliano per la Promozione Industriale (in liquidation) (euro 60 million) and, as an increase, the contribution of Fiorentina Gas SpA in Toscana Energia SpA (euro 67 million).

The net carrying value of euro 3,886 million (euro 3,890 million at December 31, 2005) consists of the following companies:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Net value	Eni’s interest %	Net value	Eni’s interest %

Unconsolidated subsidiaries:
- Eni Btc Ltd	55	100.00	46	100.00
- Others (*)	91		98
	146		144
Joint ventures:
- Unión Fenosa Gas SA	459	50.00	503	50.00
- Blue Stream Pipeline Co BV	280	50.00	293	50.00
- EnBW - Eni Verwaltungsgesellschaft mbH	168	50.00	234	50.00
- Raffineria di Milazzo ScpA	172	50.00	171	50.00
- Azienda Energia e Servizi Torino SpA	165	49.00	165	49.00
- Eteria Parohis Aeriou Thessalonikis AE	152	49.00	157	49.00
- Toscana Energia SpA			111	48.72
- Super Octanos CA	113	49.00	97	49.00
- Lipardiz - Construção de Estruturas Maritimas Lda	66	50.00	97	50.00
- Supermetanol CA	88	34.51	90	34.51
- Trans Austria Gasleitung GmbH	88	89.00	81	89.00
- Haldor Topsøe AS	62	50.00	71	50.00
- Unimar Llc	84	50.00	70	50.00
- FPSO Mystras - Produção de Petroleo Lda	73	50.00	63	50.00
- Transmediterranean Pipeline Co Ltd	63	50.00	50	50.00
- Eteria Parohis Aeriou Thessalias AE	39	49.00	46	49.00
- Saibos Akogep Snc	38	70.00	38	70.00
- Transitgas AG	32	46.00	31	46.00
- CMS&A Wll	31	20.00	27	20.00
- Siciliana Gas SpA	60	50.00
- Toscana Gas SpA	55	46.10
- Others (*)	96		111
	2,384		2,506
Affiliates:
- Galp Energia SGPS SA	896	33.34	782	33.34
- United Gas Derivatives Co	128	33.33	117	33.33
- Fertlizantes Nitrogenados de Oriente CEC	92	20.00	88	20.00
- ACAM Gas SpA	45	49.00	45	49.00
- Distribuidora de Gas del Centro SA	41	31.35	37	31.35
- Gaztransport et Technigaz SAS	20	30.00	29	30.00
- Others (*)	138		138
	1,360		1,236
	3,890		3,886

(*)	Each individual amount included herein does not exceed euro 25 million.

The net value of investments in unconsolidated subsidiaries, joint ventures and affiliates includes the differences between purchase price and Eni’s equity in investments of euro 576 million. Such differences relate to Unión Fenosa Gas SA (euro 195 million), EnBW Eni Verwaltungsgesellschaft mbH (euro 178 million), Galp Energia SGPS SA (euro 107 million) and Azienda Energia e Servizi Torino SpA (euro 69 million).

Provisions for losses related to investments accounted for using the equity method of euro 154 million, included in the provisions for contingencies, relate primarily to Polimeri Europa Elastomères France SA (euro 50 million), Charville - Consultores e Serviços Lda (euro 37 million), Industria Siciliana Acido Fosforico - ISAF (in liquidation) (euro 31 million) and Geopromtrans Llc (euro 19 million).

Other investments
Other investments of euro 360 million (euro 421 million at December 31, 2005) consist of the following:

(million euro)	Net value at the beginning of the year	Acquisition and subscriptions	Exchange rate differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Accumulated impairment charges

Dec. 31, 2005
Investments in unconsolidated subsidiaries	78	1		(38)	41	68	27
Investments in affiliates	107			(98)	9	9
Other investments	344	23	41	(37)	371	375	4
	529	24	41	(173)	421	452	31
Dec. 31, 2006
Investments in unconsolidated subsidiaries	41			(20)	21	49	28
Investments in affiliates	9				9	10	1
Other investments	371	4	(31)	(14)	330	332	2
	421	4	(31)	(34)	360	391	31

Investments in unconsolidated subsidiaries and affiliates are valued at cost net of impairment losses. Other investments, for which fair value cannot be reliably determined are recognized at cost and adjusted for impairment losses.

The net carrying amount of other investments of euro 360 million (euro 421 million at December 31, 2005) concerns the following companies:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Net value	Eni’s interest %	Net value	Eni’s interest %

Unconsolidated subsidiaries (*)	41		21
Affiliates	9		9
Other investments:
- Darwin LNG Pty Ltd	126	12.04	108	12.04
- Nigeria LNG Ltd	100	10.40	90	10.40
- Ceska Rafinerska AS	35	16.33	31	16.33
- Others (*)	110		101
	371		330
	421		360

(*)	Each individual amount included herein does not exceed euro 25 million.

Provisions for losses related to other investments of euro 30 million (euro 64 million at December 31, 2005), included in the provisions for contingencies, relate primarily to Caspian Pipeline Consortium R - Closed Joint Stock Co (euro 27 million) as follows:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation) (*)	35
Caspian Pipeline Consortium R - Closed Joint Stock Co	21	27
Other investments	8	3
	64	30

(*)	Starting from 2006 ISAF SpA has been accounted for using the equity method.

Other information about investments
The following are the amounts, according to Eni’s interest, from the last available Financial Statements of unconsolidated subsidiaries, joint ventures and affiliates:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Unconsolidated subsidiaries	Joint ventures	Affiliates	Unconsolidated subsidiaries	Joint ventures	Affiliates

Total assets	1,404	7,423	2,763	1,315	7,906	2,998
Total liabilities	1,263	5,161	1,295	1,182	5,466	1,753
Net sales from operations	63	4,617	1,560	71	5,536	4,905
Operating profit	(1)	609	176	(1)	790	454
Net profit	(2)	328	371	3	465	351

Total assets and total liabilities relating to unconsolidated companies of euro 1,315 and euro 1,182 million (euro 1,404 and euro 1,263 million at December 31, 2005) concern for euro 900 and euro 900 million (euro 1,004 and euro 1,004 million at December 31, 2005) companies for which the consolidation does not produce significant effects.

12 Other financial assets

Other financial receivables of euro 805 million (euro 1,050 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Financial receivables:
- for operating purposes	754	532
- for non-operating purposes	247	252
	1,001	784
Securities:
- for operating purposes	21	21
- for non-operating purposes	28
	49	21
	1,050	805

Financial receivables are presented net of the allowance of impairment losses of euro 24 million (euro 25 million at December 31, 2005).

Operating financial receivables of euro 532 million (euro 754 million at December 31, 2005) primarily concern loans made by the Exploration & Production segment (euro 372 million) and Gas & Power segment (euro 81 million). The decrease of euro 222 million concerns exchange rate differences due to the translation of financial statements prepared in currencies other than euro for euro 61 million. Non-operating financial receivables of euro 252 million (euro 247 million at December 31, 2005) concern a fixed deposit for euro 246 million held by Eni Lasmo Plc as a guarantee of a debt issue (euro 241 million at December 31, 2005).

Receivables in currency other than euro amount to euro 693 million (euro 845 million at December 31, 2005).

Receivables due beyond five years amount to euro 396 million (euro 625 million at December 31, 2005).

Securities of euro 21 million (euro 49 million at December 31, 2005) are considered held-to-maturity investments and concern securities issued by the Italian Government (euro 22 million at December 31, 2005).

Securities have a maturity within five years.

The valuation at the fair value of other financial assets did not have any significant effect.

13 Deferred tax assets

Deferred tax assets of euro 1,725 million (euro 1,861 million at December 31, 2005) are presented net of deferred tax liabilities for which Eni possesses the legal right of offset for euro 4,028 million (euro 3,347 million at December 31, 2005).

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Exchange rate differences	Other changes	Value at Dec. 31, 2006

1,861	1,299	(1,036)	(169)	(230)	1,725

Other changes of euro 230 million primarily concern the offset, for each company, of deferred tax assets with deferred tax liabilities (euro 318 million).

Deferred tax assets are described in Note 22 - Deferred tax liabilities.

14 Other non-current receivables

Other non-current receivables of euro 994 million (euro 995 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Tax receivables from:
- Italian tax authorities
. income tax credits	508	501
. interest on tax credits	309	322
. value added tax (VAT)	37	37
. other	7	13
	861	873
- foreign tax authorities	44	30
	905	903
Other receivables:
- in relation to disposals	39	2
- others	40	83
	79	85
Other non-current receivables	11	6
	995	994

Current liabilities

15 Current financial liabilities

Current financial liabilities of euro 3,400 million (euro 4,612 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Banks	3,894	3,178
Financial liabilities represented by commercial papers	60
Other financial institutions	658	222
	4,612	3,400

The decrease of current financial liabilities of euro 1,212 million is primarily due to the balance of payments and new proceeds of liabilities (euro 802 million) and to the exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 473 million). Current financial liabilities by currency consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Euro	4,029	3,119
U.S. dollar	323	161
Other currencies	260	120
	4,612	3,400

In the fiscal year 2006, the weighted average interest rate of the short-term debts amounts to 3.9% (2.8% in the fiscal year 2005).

At December 31, 2006 Eni has unused committed and uncommitted borrowing facilities amounting respectively to euro 5,896 million and euro 6,523 million (euro 5,855 million and euro 4,783 million at December 31, 2005). Interest rates under these contracts reflect market conditions and the charges for non-use are not material.

16 Trade and other payables

Trade and other payables of euro 15,995 million (euro 13,095 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Trade payables	8,170	10,528
Advances	1,184	1,362
Other payables:
- in relation to investments	698	1,166
- others	3,043	2,939
	3,741	4,105
	13,095	15,995

Trade payables of euro 10,528 million increased by euro 2,358 million. Such increase primarily concerns the Exploration & Production segment (euro 1,353 million), the Engineering & Construction segment (euro 424 million), Refining & Marketing segment (euro 262 million) and Gas & Power segment (euro 194 million) and includes exchange rate differences related to the translation of financial statements prepared in currencies other than euro for euro 181 million.

Advances of euro 1,362 million (euro 1,184 million at December 31, 2005) concern payments received in excess of the value of the work in progress performed for euro 884 million (euro 550 million at December 31, 2005), advances on contract work in progress for euro 197 million (euro 309 million at December 31, 2005) and other advances for euro 281 million (euro 325 million at December 31, 2005). Advances on contract work in progress concern the Engineering & Construction segment.

Other payables of euro 4,105 million (euro 3,741 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Payables due to:
- joint venture operators in exploration and production activities	1,264	1,146
- suppliers in relation to investments	951	923
- social security entities	229	339
- employees	314	336
- non-financial governmental entities	313	274
	3,071	3,018
Cautionary deposit	6	2
Other payables	664	1,085
	3,741	4,105

Payables with related parties are described in Note 33 - Transactions with related parties.

17 Taxes payable

Taxes payable of euro 2,830 million (euro 3,430 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Income taxes payable	1,742	1,640
Customs and excise duties	896	683
Other	792	507
	3,430	2,830

Taxes payable of euro 1,640 million (euro 1,742 million at December 31, 2005) concern Italian companies for euro 158 million and foreign companies for euro 1,482 million (euro 234 million and euro 1,508 million at December 31, 2005, respectively). The decrease of euro 102 million includes exchange rate differences related to the translation of financial statements prepared in currencies other than euro (euro 70 million).

18 Other current liabilities

Other current liabilities of euro 634 million (euro 613 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Fair value of non-hedging derivatives	378	395
Fair value of cash flow hedge derivatives	5	40
Other liabilities	230	199
	613	634

Fair value of non-hedging derivative contracts of euro 395 million (euro 378 million at December 31, 2005) consists of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Fair value	Commitments	Fair value	Commitments

Non-hedging derivatives on exchange rate
Currency Swap	139	6,370	11	1,291
Interest Currency Swap	73	2,316	19	257
Other	2	57	2	70
	214	8,743	32	1,618
Non-hedging derivatives on interest rate
Interest Rate Swap	101	5,145	30	2,122
	101	5,145	30	2,122
Non-hedging derivatives on commodities
Over the counter	21	323	52	635
Other	42	94	281	930
	63	417	333	1,565
	378	14,305	395	5,305

Fair value of cash flow hedge derivatives of euro 40 million concerns commitments of euro 529 million related to future sales of crude oil by the Exploration & Production segment. Cash flow hedge derivatives on exchange rate at December 31, 2005 were closed in 2006 with the effects charged to the profit and loss account.

Information concerning the hedged risks and the hedging policies is shown at Note 25 - Guarantees, commitments and risks - Risk management.

Non-current liabilities

19 Long-term debt and current portion of long-term debt

Long-term debt and the current portion of long-term debt, including the related expiration dates, are as follows:

(million euro)	December 31,	Long-term maturity

Type of debt instrument	Maturity range	2005	2006	Current maturity 2007	2008	2009	2010	2011	After	Total

Banks:
- ordinary loans	2007-2019	2,174	2,298	127	310	448	348	88	977	2,171
- interested rate assigned loans	2007-2013	45	13	4	3	2	2	1	1	9
- other financings	2006	3
		2,222	2,311	131	313	450	350	89	978	2,180
Ordinary bonds	2007-2027	5,339	5,097	685	475	127	946	179	2,685	4,412
Other financing institutions	2007-2019	825	891	74	403	26	29	129	230	817
		8,386	8,299	890	1,191	603	1,325	397	3,893	7,409

Long-term debt including the current portion of long-term debt of euro 8,299 million (euro 8,386 million at December 31, 2005) decreased by euro 87 million. Such decrease is primarily due to the balance of payments and new proceeds of liabilities of euro 7 million and to the effect of exchange rate differences on the translation of financial statements prepared in currencies other than euro and exchange rate differences on the alignment to the year end exchange rate of debts denominated in currencies other than functional currency for a total of euro 124 million.

Other financing institutions of euro 891 million included euro 56 million of finance lease transactions. The residual debt, represented by the sum of discounted future lease payments applying the effective interest rate, interests and the total of future lease payments, including the related expiration dates, are as follows:

(million euro)	Maturity range

Within 12 months	Between one and five years	After five years	Total

Residual debt	14	33	9	56
Interests	7	11	7	25
Undiscounted value of future lease payments	21	44	16	81

Eni entered into financing arrangements with the European Investment Bank, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s Consolidated Financial Statements or of a rating not inferior to A- (S&P) and A3 (Moody’s). At December 31, 2005 and December 31, 2006, the amount of short and long-term debt subject to restrictive covenants was euro 1,258 million and euro 1,131 million, respectively. Furthermore, Saipem SpA entered into financing arrangements with banks for euro 75 million (euro 275 million at December 31, 2005), that require maintenance of certain financial ratios generally based on Saipem’s Consolidated Financial Statements. Eni and Saipem are in compliance with the covenants contained in its financing arrangements.

Bonds of euro 5,097 million concern bonds issued within the Euro Medium Term Notes Program for a total of euro 4,424 million and other bonds for a total of euro 673 million.

Bonds as of at December 31, 2006, including the issuing entity, the expiration dates and interest rates, by currency, are as follows:

Amount	Discount on bond issue and accrued expense	Total	Value	Maturity	% rate

(million euro)	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	42	1,542	Euro		2013		4.625
- Eni Coordination Center SA	1,027	19	1,046	British pound	2007	2019	4.875	5.250
- Eni Coordination Center SA	520	5	525	Euro	2007	2015	variable
- Eni SpA	500	16	516	Euro		2010		6.125
- Eni Coordination Center SA	277	5	282	Euro	2008	2024	2.876	5.050
- Eni Coordination Center SA	193	4	197	U.S. dollar	2013	2015	4.450	4.800
- Eni Coordination Center SA	167		167	Japanese yen	2008	2021	0.810	2.320
- Eni Coordination Center SA	103		103	U.S. dollar	2007	2013	variable
- Eni Coordination Center SA	32		32	Swiss franc		2010		2.043
- Eni Coordination Center SA	14		14	Swiss franc		2007	variable
	4,333	91	4,424
Other bonds:
- Eni USA Inc	304	3	307	U.S. dollar		2027		7.300
- Eni Lasmo Plc (*)	224	(11)	213	British pound		2009		10.375
- Eni USA Inc	152	1	153	U.S. dollar		2007		6.750
	680	(7)	673
	5,013	84	5,097

(*)	The bond is guaranteed by a fixed deposit recorded under non-current financial assets (euro 246 million).

Bonds due within 18 months amount to euro 787 million and concern Eni Coordination Center SA (euro 634 million) and Eni USA Inc (euro 153 million). In 2006, Eni issued bonds for euro 219 million through Eni Coordination Center SA.

Long-term debt and the current portion of long-term debt, including the weighted average interest rates, by currency, are as follows:

Dec. 31, 2005 (million euro)	% Average rate	Dec. 31, 2006 (million euro)	% Average rate

Euro	5,344	3.6	5,566	4.0
U.S. dollar	1,709	7.0	1,261	7.8
British pound	1,082	5.3	1,259	5.9
Japanese yen	153	1.4	167	1.4
Swiss franc	98	2.6	46	2.0
	8,386		8,299

At December 31, 2006 Eni has unused committed long-term borrowing facilities amounting to euro 520 million (euro 1,070 million at December 31, 2005). Interest rates upon these contracts are at market conditions and the charges for non-use are not material.

Fair value of long-term debt, including the current portion of long-term debt, amounts to euro 8,415 million (euro 8,732 million at December 31, 2005) and consists of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Ordinary bonds	5,633	5,239
Banks	2,222	2,311
Other financing institutions	877	865
	8,732	8,415

Fair value was calculated by discounting the future cash flows using rates between 3.6% and 5.6% (2.8% and 5.0% at December 31, 2005). Financial liabilities for euro 231 million are guaranteed by mortgages and liens on tangible assets of consolidated companies and by pledges on securities and fixed deposits (euro 251 million at December 31, 2005).

Net borrowings, as defined in the "Financial Review" in the "Report of the Directors", consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Current	Non current	Total	Current	Non current	Total

A. Cash	1,211		1,211	3,745		3,745
B. Cash equivalent	122		122	240		240
C. Securities held-to-maturity and available for sale	903	28	931	552		552
D. Liquidity (A+B+C)	2,236	28	2,264	4,537		4,537
E. Financial Receivables	12	247	259	143	252	395
F. Short-term financial liabilities towards banks	3,894		3,894	3,178		3,178
G. Long-term financial liabilities towards banks	296	1,926	2,222	131	2,180	2,311
H. Bonds	391	4,948	5,339	685	4,412	5,097
I. Short-term financial liabilities towards related parties	222		222	92		92
L. Long-term financial liabilities towards related parties		18	18		16	16
M. Other short-term financial liabilities	496		496	130		130
N. Other long-term financial liabilities	46	761	807	74	801	875
O. Total borrowings (F+G+H+I+L+M+N)	5,345	7,653	12,998	4,290	7,409	11,699
P. Net borrowings (O-D-E)	3,097	7,378	10,475	(390)	7,157	6,767

Securities held-to-maturity and available for sale of euro 552 million (euro 931 million at December 31, 2005) are held for non-operating purposes. The item does not include securities held-to-maturity and available for sale, held for operating purposes, of euro 441 million (euro 486 million at December 31, 2005) which are primarily made up of securities covering the technical reserves of Padana Assicurazioni SpA for euro 417 million (euro 453 million at December 31, 2005).

Financial receivables of euro 395 million (euro 259 million at December 31, 2005) are held for non-operating purposes. The item does not include financial receivables held for operating purposes of euro 246 million (euro 480 million at December 31, 2005), of which euro 241 million (euro 475 million at December 31, 2005) granted to unconsolidated subsidiaries, joint ventures and affiliates primarily for the implementation of certain capital projects. Non current financial receivables of euro 252 million (euro 247 million at December 31, 2005) concern for euro 246 million a fixed deposit held by Eni Lasmo Plc as a guarantee of a debt issue (euro 241 million at December 31, 2005).

20 Provisions for contingencies

Provisions for contingencies of euro 8,614 million (euro 7,679 million at December 31, 2005) consist of the following:

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Other changes	Value at Dec. 31, 2006

Provisions for site restoration and abandonment	2,648	1,345	(188)	(81)	3,724
Provisions for environmental risks	2,103	272	(430)	(40)	1,905
Provisions for contract penalties and disputes	534	174	(62)	8	654
Loss adjustments and actuarial provisions for Eni’s insurance companies	707	8	(127)	(23)	565
Provisions for taxes	309	48	(98)	(38)	221
Provisions for losses related to investments	85	65	(9)	43	184
Provisions for revision of selling prices	321	104	(253)		172
Provisions for restructuring or decommissioning	195	35	(73)		157
Provisions for OIL insurance	127		(19)		108
Provisions for onerous contracts	80	55	(35)		100
Provisions for prize promotion	52	44	(46)		50
Other (*)	518	518	(177)	(85)	774
	7,679	2,668	(1,517)	(216)	8,614

(*)	Each individual amount included herein does not exceed euro 50 million.

Provisions for site restoration and abandonment of euro 3,724 million represent primarily the estimated costs for well-plugging, abandonment and site restoration (euro 3,664 million). The increase of euro 1,345 million includes amounts recorded on initial recognition and changes to the estimates of dismantling and restoration of sites recognized as a balancing entry to the asset to which they refer (euro 1,240 million) and financial expense due to the passage of time charged to the profit and loss account (euro 105 million). The discount rates used range between 4.0% and 5.9%. Other changes of euro 81 million include exchange rate differences on the translation of financial statements prepared in currencies other than euro for euro 102 million. Provisions for environmental risks of euro 1,905 million represent, primarily, the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,295 million), the Refining & Marketing segment (euro 346 million), the Corporate and financial companies segment, relating to guarantees issued in relation to properties sold (euro 117 million) and the Gas & Power segment (euro 78 million). Provisions in 2006 of euro 272 million primarily related to Syndial SpA (euro 125 million) and the Refining & Marketing segment (euro 79 million) and include additions due to the passage of time for euro 8 million. Deductions of euro 430 million primarily concern Syndial SpA (euro 225 million) and the Refining & Marketing segment (euro 146 million) and include deductions not corresponding to cash expenditures for euro 16 million.

Provisions for contract penalties and disputes of euro 654 million primarily include charges expected on contract penalties and general disputes. These provisions are stated on the basis of Eni’s best estimate of the expected probable liability. Provisions in 2006 for euro 174 million primarily related to Syndial SpA (euro 80 million) and the Gas & Power segment (euro 63 million). Deductions of euro 62 million include deductions not corresponding to cash expenditures for euro 25 million.

Loss adjustments and actuarial provisions for Eni’s insurance companies of euro 565 million represent the liabilities accrued for claims on insurance policies underwritten by Padana Assicurazioni SpA. Deductions of euro 127 million concern deductions not corresponding to cash expenditures with regards to the reported accidents. Provisions for taxes of euro 221 million primarily include charges for unsettled tax claims to uncertain applications of the tax regulation for foreign companies of the Exploration & Production segment (euro 176 million). The decrease of euro 98 million concerns deductions not corresponding to cash expenditures for euro 32 million. Other changes of euro 38 million include the exchange rate differences on the translation of financial statements prepared in currencies other than euro for euro 25 million. Provisions for losses on investments of euro 184 million represent losses incurred to date in excess of the carrying value of investments (see Note 11 - Investments).

Provisions for the revision of selling prices of euro 172 million primarily concern the provision for the estimated adverse impact of the application of Decision 248/2004 by the Italian Authority for Electricity and Gas affecting the parameters for upgrading the raw material component in price formulas for end users (euro 139 million). Deductions of euro 253 million concern deductions not corresponding to cash expenditures for euro 141 million primarily related to the adoption of the new tariffs’ regime introduced by Decision 134/2006 by the Italian Authority for Electricity and Gas (euro 139 million).

Provisions for restructuring or decommissioning of production facilities of euro 157 million mainly represent the estimated costs related to divestments and facilities closures of the Refining & Marketing segment (euro 124 million). Deductions of euro 73 million concern deductions not corresponding to cash expenditures for euro 17 million.

Provisions for OIL insurance of euro 108 million include the provisions related to the increase of charges that will be paid within the next 5 years, due by Eni for participation in the mutual insurance of Oil Insurance Ltd, following the increased number of accidents that occurred in 2004 and 2005.

Provisions for onerous contracts of euro 100 million essentially concern Syndial SpA and relate to contracts for which the termination or execution costs exceed the related benefits arising from that contract.

Provisions for prize promotion of euro 50 million concern the provisions of the Refining & Marketing segment in relation to promotions directed towards the attainment of an increase on sales volumes on the Agip branded network and intended for station operators, for truckers and motorists that perform the fuel fill-up at the "Isole Fai da Te".

Utilization of other provisions for euro 177 million includes utilization of excess provisions for euro 85 million, of which euro 20 million concern over estimated provisions for long-term construction contracts.

21 Provisions for employee benefits

Provisions for employee benefits of euro 1,071 million (euro 1,031 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

TFR	577	608
Pensions plans	318	268
Supplementary medical reserve for Eni managers (FISDE)	99	100
Other benefits	37	95
	1,031	1,071

Provisions for indemnities upon termination of employment essentially concern the provisions accrued by Italian companies for employee termination indemnities ("TFR"), regulated by Article 2120 of the Italian Civil Code. The indemnity is paid out as capital and is determined by the total of the provisions set aside, calculated in consideration of the employee’s compensation during the service period, and revalued until retirement. Provisions to TFR, considered for the determination of liabilities and costs, are net of the amounts paid to pension funds.

Effective from January 1, 2007 the Budget Law for 2007 and related decrees introduce material changes to the TFR regulation; these changes include the possibility for employees to choose the allocation of their TFR entitlement between a pension fund or having it remain in the company (in which case the company will transfer the future TFR obligation to INPS, the Italian state social security entity). At present there are uncertainties in interpretation regarding the recent changes in regulations. Furthermore, there is additional uncertainty arising from the revised regulations in respect to actuarial calculations on already accrued TFR provision since it is currently not possible to predict employees’ choices regarding their allocation of the TFR entitlement (employees’ choice shall be made before June 30, 2007). As a result, no changes have been made to the TFR obligation recorded at December 31, 2006 in light of new regulation.

Pension funds concern defined benefit plans of foreign companies located, primarily, in the United Kingdom, Nigeria and Germany. Benefits consist of a return on capital determined on the basis of the length of service and the compensation paid in the last year of service or an average annual compensation paid in a determined period preceding retirement.

The supplementary medical reserve for Eni managers (FISDE) is calculated on the basis of the contributions paid by the company for retired managers.

Other benefits primarily concern Jubilee awards and a deferred monetary incentive plan relating to management’s future performances. Jubilee awards are a seriority bonus which, in the Italian companies, is paid out in kind after the attainment of a preset period of service at the company. The deferred monetary incentive plan for Eni managers envisages a monetary amount to be paid in 2009 under variable proportions to those managers who attain individual targets. The amount accrued in 2006 was determined based on the Company’s expected future performance.

The value of employee benefits, estimated by applying actuarial techniques, consists of the following:

(million euro)	Foreign pension plans

TFR	Gross liability	Plan assets	FISDE	Other benefits	Total

2005
Current value of benefit liabilities and plan assets at beginning of year	577	576	(257)	106	32	1,034
Current cost	59	18		2	3	82
Interest cost	25	30		5	1	61
Expected return on plan assets			(16)			(16)
Employees contributions		1	(46)			(45)
Actuarial gains/losses	47	66	(24)	(11)	5	83
Benefits paid	(49)	(19)	11	(6)	(4)	(67)
Amendments		3				3
Curtailments or settlements	(6)	(5)				(11)
Exchange rate differences and other changes	87	(27)			60
Current value of benefit liabilities and plan assets at end of year	653	757	(359)	96	37	1,184
2006
Current value of benefit liabilities and plan assets at beginning of year	653	757	(359)	96	37	1,184
Current cost	99	18		2	48	167
Interest cost	22	28		3	6	59
Expected return on plan assets			(24)			(24)
Employees contributions		(3)	(88)			(91)
Actuarial gains/losses	(67)	(2)	(3)	(5)	6	(71)
Benefits paid	(94)	(16)	12	(5)	(2)	(105)
Amendments		2				2
Curtailments and settlements		(7)	6			(1)
Exchange rate differences and other changes	1	(6)	16			11
Current value of benefit liabilities and plan assets at end of year	614	771	(440)	91	95	1,131

Gross liability for employee benefits of foreign pension plans of euro 771 million (euro 757 million at December 31, 2005) includes liabilities of joint ventures operating in exploration and production activities for euro 130 million and euro 112 million at December 31, 2005 and 2006, respectively; a receivable was recorded against such liability. Funds for other benefits of euro 95 million (euro 37 million at December 31, 2005) concern primarily Jubilee awards for euro 44 million (euro 29 million at December 31, 2005) and the deferred monetary incentive plan for euro 37 million. Changes in plan assets and benefit obligations related to provisions for employee benefits consist of the following:

TFR	Foreign pension plans	FISDE	Other benefits

(million euro)	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006

Current value of benefit obligations with plan assets at end of year			757	771
Current value of plan assets			(359)	(440)
Net current value of benefit obligations with plan assets			398	331
Current value of benefit obligations without plan assets at end of year	653	614			96	91	37	95
Actuarial gains/losses not recognized	(76)	(6)	(71)	(63)	3	9
Past service cost not recognized			(9)
Net liabilities recognized in provisions for employee benefits	577	608	318	268	99	100	37	95

Costs for employee benefits recognized in the income statement consist of the following:

(million euro)	TFR	Foreign pension plans	FISDE	Other benefits	Total

2005
Current cost	59	18	2	3	82
Interest cost	25	30	5	1	61
Expected return on plan assets		(16)			(16)
Amortization of actuarial gains/losses			6	6
Effect of curtailments and settlements	(6)	(5)			(11)
Other costs		3		1	4
	78	30	7	11	126
2006
Current cost	99	18	2	48	167
Interest cost	22	28	3	6	59
Expected return on plan assets		(24)			(24)
Amortization of actuarial gains/losses	2	21		5	28
Effect of curtailments and settlements		(1)			(1)
Other costs	1				1
	124	42	5	59	230

The main actuarial assumptions used in the evaluation of benefit obligations at end of year and in the estimate of costs for employee benefits expected for 2007 consist of the following:

(%)	TFR	Foreign pension plans	FISDE	Other benefits

2005
Discount rate	4.0	4.5-7.3	4.3	4.5-4.7
Expected return rate on plan assets		7.2
Rate of compensation increase	2.7-4.5	3.0-5.8		3.5
Rate of price inflation	2.0	2.0-4.9	2.0	2.3-2.4
2006
Discount rate	4.3	3.0-13.0	4.5	4.0-4.3
Expected return rate on plan assets		3.5-13.0
Rate of compensation increase	2.7-4.0	2.0-12.0		2.7-4.5
Rate of price inflation	2.0	1.0-10.0	2.0	2.0-2.5

With regards to Italian plans were used demographic tables prepared by Ragioneria Generale dello Stato (RG48). Expected return rate by plan assets has been determined by making reference to the ratings expressed in regulated markets.

Foreign plan assets consist of the following:

(%)	Plan assets	Expected return

Dec. 31, 2006
Securities	18.6	5.4-7.6
Bonds	60.3	2.6-9.4
Real estate	0.9	5-13
Other	20.2	2-13
	100.0

The effective return of the plan assets amounts to euro 27 million (euro 40 million at December 31, 2005).

With reference to medical plans, the effects deriving from a 1% change of the actuarial assumptions of medical costs consist of the following:

(million euro)	1% Increase	1% Decrease

Impact on the current costs and interest costs	6	4
Impact on net benefit obligation	103	83

The amount of the contributions expected to be paid to the defined contribution plans for 2007 amounts to euro 68 million.

The analysis of changes of the net actuarial liability with regard to the previous fiscal year deriving from the non-correspondence of the actuarial assumptions adopted in the previous fiscal year with the effective values recorded at the closing of the current fiscal year consists of the following:

(million euro)	TFR	Foreign pension plans	FISDE	Other benefits

2005
Impact on net benefit obligation	47	59	(11)
Impact on plan assets		24
2006
Impact on net benefit obligation	(19)	13	(4)	4
Impact on plan assets		3

22 Deferred tax liabilities

Deferred tax liabilities of euro 5,852 million (euro 4,890 million at December 31, 2005) are net of deferred tax assets for which Eni possesses the legal right of offset.

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Exchange rate differences	Other changes	Value at Dec. 31, 2006

4,890	2,231	(676)	(379)	(214)	5,852

Other changes of euro 214 million include the set-off, for each company, of deferred tax assets and deferred tax liabilities for euro 318 million.

Deferred tax liabilities consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Deferred income taxes	8,237	9,880
Deferred income taxes available for offset	(3,347)	(4,028)
	4,890	5,852
Deferred income taxes not available for offset	(1,861)	(1,725)
	3,029	4,127

The most significant temporary differences giving rise to net deferred tax liabilities are as follows:

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Exchange rate differences	Other changes	Value at Dec. 31, 2006

Deferred tax liabilities:
- accelerated tax depreciation	5,855	1,412	(414)	(330)	328	6,851
- application of the weighted average cost method in evaluation of inventories	649	28	(108)		80	649
- site restoration and abandonment (tangible and intangible assets)	349	130	(36)	(18)	258	683
- capitalized interest expense	245	2	(20)		5	232
- other	1,139	659	(98)	(40)	(195)	1,465
	8,237	2,231	(676)	(388)	476	9,880
Deferred tax assets:
- assets revaluation as per Law No. 342/2000 and No. 448/2001	(1,096)		78		1	(1,017)
- site restoration and abandonment (provisions for contingencies)	(1,038)	(190)	38	41	(347)	(1,496)
- depreciation and amortization	(868)	(125)	201	85	(37)	(744)
- accruals for impairment losses and provisions for contingencies	(839)	(329)	244	1	(77)	(1,000)
- tax loss carry forwards	(160)	(10)	96	10	(19)	(83)
- other	(1,207)	(645)	379	35	25	(1,413)
	(5,208)	(1,299)	1,036	172	(454)	(5,753)
Net deferred tax liabilities	3,029	932	360	(216)	22	4,127

Deferred tax assets are recognized to the extent that expected future fiscal profits are considered sufficient for the utilization of these assets.

Under Italian fiscal laws, tax losses can be carried forward in the five subsequent periods, excepting losses suffered in the first three periods of life of the company that they can be carried forward without limit. Tax losses of foreign companies can be carried forward on average for more than five periods and for a considerable part they can be carried forward without limit. Tax recovery corresponds to a tax rate of 33% for Italian companies and to an average tax rate of 29.8% for foreign companies.

Tax losses amount to euro 1,579 million and can be used in the following periods:

(million euro)	Italian companies	Foreign companies

2007	4	17
2008	14	19
2009	13	13
2010		15
2011		37
Over 2011		53
Without limit	13	1,381
	44	1,535

Tax losses for which is expected the utilization amount to euro 278 million and essentially concern foreign companies (euro 252 million); the related deferred tax assets amount to euro 83 million and concern for euro 75 million foreign companies. No deferred tax liabilities have been recognized in relation to the reserves of consolidated subsidiaries because such reserves are not expected to be distributed (euro 160 million).

23 Other non-current liabilities

Other non-current liabilities of euro 418 million (euro 897 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Payables related to capital expenditures	597	26
Other payables	170	207
Other liabilities	130	185
	897	418

24 Shareholders’ equity

Minority interest
Minority interest in net profit and shareholders’ equity relate to the following consolidated subsidiaries:

(million euro)	Net profit	Shareholders’ equity

2005	2006	Dec. 31, 2005	Dec. 31, 2006

Snam Rete Gas SpA	321	287	1,158	1,004
Saipem SpA	115	303	915	879
Tigáz Tiszántúli Gázszolgáltató Részvénytársaság	6		82	79
Others	17	16	194	208
	459	606	2,349	2,170

Eni shareholders’ equity

(million euro)	Value at Dec. 31, 2005	Value at Dec. 31, 2006

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	5,345	7,262
Treasury shares	(4,216)	(5,374)
Cumulative translation adjustment reserve	941	(398)
Other reserves	5,351	400
Retained earnings	17,381	25,168
Net profit for the period	8,788	9,217
Interim dividend	(1,686)	(2,210)
	36,868	39,029

Share capital
At December 31, 2006 Eni SpA had 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (the same amount as of December 31, 2005).

On May 25, 2006 Eni’s Shareholders’ Meeting decided a dividend distribution of euro 0.65 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2005 dividend of euro 0.45 per share. The balance was made available for payment on June 22, 2006 and the ex-dividend date was June 19, 2006.

Legal reserve
The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code.

Cumulative translation exchange differences reserve
The cumulative translation adjustment reserve represents exchange differences due to the translation of financial statements prepared in currencies other than euro.

Reserve for treasury shares
The reserve for treasury shares represents the reserve destined to purchase shares in accordance with the decisions of Eni’s Shareholders’ Meetings. The amount of euro 7,262 million (euro 5,345 million at December 31, 2005) includes treasury shares purchased. The increase of euro 1,917 million primarily concerns reclassification of euro 2,000 million following Eni’s Shareholders Meeting decision on May 25, 2006 and, as a decrease, the sale and grant of treasury shares to Group managers following stock option and stock grants plan for euro 85 million.

Treasury shares purchased
Treasury shares purchased amount to euro 5,374 million (euro 4,216 million at December 31, 2005) and consist of 324,959,866 ordinary shares at a nominal value of euro 1 owned by Eni SpA (278,013,975 ordinary shares at a nominal value of euro 1 at December 31, 2005). Treasury shares of euro 839 million (euro 237 million at December 31, 2005), are represented by 40,114,000 shares (17,428,300 shares at December 31, 2005) and are destined to the 2002-2005 and 2006-2008 stock option plans (38,240,400 shares) and the 2003-2005 stock grant plan (1,873,600 shares).

The increase of 22,685,700 shares consists of the following:

(million euro)	Stock option	Stock grant	Total

Number of shares at December 31, 2005	14,004,500	3,423,800	17,428,300
Rights granted for 2006-2008 stock option plan	30,000,000		30,000,000
Rights not granted for 2003-2005 stock grant plans and 2002-2005 stock option plan	(624,900)	(296,600)	(921,500)
Rights exercised	(4,943,200)	(1,236,400)	(6,179,600)
Rights cancelled	(196,000)	(17,200)	(213,200)
Number of shares at December 31, 2006	38,240,400	1,873,600	40,114,000

At December 31, 2006, options and grants outstanding were 15,290,400 shares and 1,873,600 shares, respectively. Options refer to the 2002 stock plan for 238,000 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 779,900 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 3,108,500 shares with an exercise price of euro 16.576 per share, to the 2005 stock plan for 4,184,000 shares with an exercise price of euro 22.512 per share and to the 2006 stock plan for 6,980,000 shares with an weighted average exercise price of euro 23.119 per share.

Information about commitments related to stock grant and stock option plans is included in Note 27 - Operating expenses.

Other reserves
Other reserves of euro 400 million (euro 5,351 million at December 31, 2005) refer to a reserve constituted following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA for euro 247 million, to Eni SpA’s equity reserve for euro 146 million and for euro 7 million to the reserve for the valuation at fair value of securities available for sale and cash flow hedge derivatives. The decrease of other reserves essentially refers to the reclassification of euro 4,951 million from Eni distributable reserve to retained earnings (euro 5,224 million).

The valuation at fair value of securities available for sale and cash flow hedge derivatives consists of the following:

(million euro)	Securities available for sale	Cash flow hedge derivatives	Total

Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of January 1, 2005	19	(6)	13				19	(6)	13
Changes of the year	8	(2)	6	27	(11)	16	35	(13)	22
Reserve as of December 1, 2005	27	(8)	19	27	(11)	16	54	(19)	35
Changes of the year	2		2	1		1	3		3
Amount recognized in the profit and loss account	(21)	6	(15)	(27)	11	(16)	(48)	17	(31)
Reserve as of December 31, 2006	8	(2)	6	1		1	9	(2)	7

Interim dividend
Interim dividend of euro 2,210 million concerns the interim dividend for the year 2006 for euro 0.60 per share, as decided by the Board of Directors in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was made available for payment on October 26, 2006.

Distributable reserves
At December 31, 2006 Eni shareholders’ equity included distributable reserves for approximately euro 32,000 million, a portion of which is subjected to taxation upon distribution. Deferred tax liabilities have been recorded in relation to the reserves expected to be distributed (euro 40 million).

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

(million euro)	Net profit	Shareholders’ equity

2005	2006	Dec. 31, 2005	Dec. 31, 2006

As recorded in Eni SpA’s Financial Statements (Italian GAAP)	6,042	5,821	26,872	26,935
Difference between the equity value of individual accounts of consolidated subsidiaries with respect to the corresponding book value in the statutory accounts of the parent company	2,718	3,823	13,701	16,136
Consolidation adjustments:
- difference between purchase cost and underlying book value of net equity	(44)	(52)	1,902	1,138
- elimination of tax adjustments and compliance with group accounting policies	863	627	(1,528)	(1,435)
- elimination of unrealized intercompany profits	(40)	(237)	(2,677)	(2,907)
- deferred taxation	(313)	(195)	849	1,244
- other adjustments	21	36	98	88
	9,247	9,823	39,217	41,199
Minority interest	(459)	(606)	(2,349)	(2,170)
As recorded in Consolidated Financial Statements (IFRS)	8,788	9,217	36,868	39,029

25 Guarantees, commitments and risks

Guarantees
Guarantees of euro 14,384 million (euro 12,862 million at December 31, 2005) consisted of the following:

(million euro)	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006

Unsecured guarantees	Other guarantees	Secured guarantees	Total	Unsecured guarantees	Other guarantees	Secured guarantees	Total	Unsecured guarantees	Other guarantees	Secured guarantees	Total

Consolidated companies		5,026		5,026		5,839		5,839		6,539	6,539
Unconsolidated subsidiaries	7	532		539	4	203		207	3	294	297
Affiliated companies and joint ventures	4,901	1,922	40	6,863	4,900	1,772	40	6,712	5,682	1,735	7,417
Others	70	169		239	64	40		104	79	52	131
	4,978	7,649	40	12,667	4,968	7,854	40	12,862	5,764	8,620	14,384

Guarantees given on behalf of consolidated companies of euro 6,539 million (euro 5,839 million at December 31, 2005) consist primarily of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 3,467 million (euro 3,057 million at December 31, 2005), of which euro 2,726 million related to the Engineering & Construction segment (euro 2,397 million at December 31, 2005). The increase of euro 410 million primarily concerns the raise of the order book and the start of new works of the Engineering & Construction segment; (ii) VAT recoverable from tax authorities for euro 1,393 million (euro 1,386 million at December 31, 2005); and (iii) insurance risk for euro 246 million reinsured by Eni (euro 298 million at December 31, 2005). At December 31, 2006 the underlying commitment covered by such guarantees was euro 6,160 million (euro 5,491 million at December 31, 2005).

Unsecured guarantees and other guarantees given on behalf of unconsolidated subsidiaries of euro 297 million (euro 207 million at December 31, 2005) consist of unsecured guarantees, letters of patronage and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 288 million (euro 165 million at December 31, 2005). At December 31, 2006, the underlying commitment covered by such guarantees was euro 204 million (euro 145 million at December 31, 2005).

Unsecured guarantees, other guarantees and secured guarantees given on behalf of joint ventures and affiliated companies of euro 7,417 million (euro 6,712 million at December 31, 2005) primarily concern: (i) a guarantee of euro 5,654 million (euro 4,894 million at December 31, 2005) given by Eni SpA to Treno Alta Velocità - TAV - SpA for the proper and timely completion of a project relating to the Milan-Bologna train link by the Consorzio Eni per l’Alta Velocità - CEPAV Uno; consortium members, excluding unconsolidated subsidiaries, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; and (ii) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 1,214 million (euro 1,360 million at December 31, 2005), of which euro 756 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financing institutions (euro 844 million at December 31, 2005). At December 31, 2006, the underlying commitment covered by such guarantees was euro 2,470 million (euro 2,938 million at December 31, 2005).

Other guarantees given on behalf of third parties of euro 131 million (euro 104 million at December 31, 2005) consist primarily of guarantees given by Eni SpA to banks and other financing institutions in relation to loans and lines of credit for euro 87 million on behalf of minor investments or companies sold (euro 92 million at December 31, 2005). At December 31, 2006 the underlying commitment covered by such guarantees was euro 121 million (euro 75 million at December 31, 2005).

Commitments and contingencies
Commitments and contingencies of euro 1,545 million (euro 1,655 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Commitments
Purchase of assets	219	9
Other	220	207
	439	216
Risks	1,216	1,329
	1,655	1,545

Obligations for purchases and sales of assets of euro 9 million decreased by euro 210 million. Such decrease was due to: (i) the extinguishment of the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors and simultaneously entered into interest rate swaps with such investors wherein it received the rate of interest on such Italian Government bonds and paid a floating rate of interest linked to Euribor. Such investors could sell their securities back to Sofid Sim SpA at any time at par value plus related interest with the simultaneous cancellation of the related swaps (euro 116 million). The operation ended on January 1, 2006 following the expiry of the government bonds; and (ii) to the acquisition from ESPI - Ente Siciliano per la Promozione Industriale (in liquidation) of 50% of the capital share of Siciliana Gas SpA and 1 share of Siciliana Gas Vendite SpA (euro 98 million).

Other commitments of euro 207 million (euro 220 million at December 31, 2005) are essentially related to a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest, also on account of Shell Italia E&P SpA, euro 181 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 193 million at December 31, 2005).

Risks of euro 1,329 million (euro 1,216 million at December 31, 2005) primarily concern potential risks associated with the value of assets of third parties under the custody of Eni for euro 918 million (euro 794 million at December 31, 2005) and contractual assurances given to acquirers of certain investments and businesses of Eni for euro 393 million (euro 402 million at December 31, 2005).

Risk management

Foreword
The main risks identified and managed by Eni are the following:

(i)	market risks deriving from the exposure to the fluctuations of interest rates, exchange rates between the euro and the U.S. dollar and other currencies used by the company, as well as the volatility of commodity prices;
(ii)	the credit risk deriving from the possible default of a counterparty;
(iii)	the liquidity risk deriving from the risk that suitable sources of funding for the Group’s business activities may not be available;
(iv)	country risk in oil & gas activities;
(v)	the operation risk deriving from the occurrence of accidents, malfunctioning, failures with damage to persons and the environment affecting operating and financial results.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or oil, natural gas and power prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows. Their management follows a set of guidelines and procedures that concentrate the treasury function in two captive finance companies operating in the Italian and international financial markets. In particular, the finance company operating on the domestic market (Enifin) manages all the transactions concerning currencies and derivative financial contracts. Commodity risk is managed by each business unit while Enifin manages the negotiation of hedging derivatives. Starting on January 1, 2007, this task is being performed by Eni SpA following the incorporation of Enifin.

In order to minimize market risks related to changes in interest rates and exchange rates and to manage exposure to commodity prices fluctuations, Eni enters into various transactions using derivative financial instruments (derivatives). Derivatives are contracts whose value is derived from one or more underlying financial instrument, index or price that are defined in the contract. The Group also trades derivatives in conjunction with these risk management activities. Eni does not enter into derivative transactions on a speculative basis.

The control framework defined by Eni’s guidelines prescribes that measurement and control of the market risk are to be performed on the basis of maximum acceptable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk, i.e. potential gain or loss in fair values.

Eni’s guidelines prescribe that Eni’s subsidiaries use such market risk exposure policies as to minimize market risk. Tolerable market risk exposure is set at the Group level within the central finance department which pools all risk positions of the Group. Calculation and measurement techniques followed by Eni are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by Eni is more conservative than the recommended one.

Eni’s guidelines prescribe that the exposure to risk from fluctuations in commodity prices is to be managed in a way as to maximize the value of the Group oil and gas production and sales volumes and to pursue set objectives of industrial margins. Risk exposure within trading activities is defined within maximum levels of value-at-risk attributed at each business unit, with the central function managing hedging request. Strategic risk exposure is monitored in terms of value-at-risk, albeit being not hedged in a systematic way.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than euro (in particular the U.S. dollar) and with the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and the actual time of the relevant monetary transaction (transaction exchange rate risk). Generally speaking, an appreciation of the U.S. dollar versus the euro generally has a positive impact on Eni’s results of operations, and vice versa. Effective management of exchange rate risk is performed at the Group level, within the central finance department which matches contrarian positions of the Group operating subsidiaries and hedges net positions using derivatives (such as currency swaps, forwards and options). Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources. Value-at-risk deriving from currency exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period. The transaction currency risk on certain strategic holdings is deemed to be immaterial.

Interest rate risk
Variations in interest rates affect the market value of financial assets and liabilities of the company and the level of financial changes. Eni uses interest rate derivatives; such interest rate swaps and interest cross currency swaps are used to effectively manage the balance between fixed and floating rate debt. Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources. Value-at-risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil, gas and product prices generally has a negative impact on Eni’s results of operations, and vice versa. In order to hedge commodity risk, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures and options) and derivatives traded over-the-counter (swaps, forwards and contracts for differences, with the underlying commodities being crude oil, refined products or electricity). Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources or absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Value-at-risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.

Credit risk
Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques. In particular credit risk exposure to large clients and multi-business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni’s guidelines define the characteristics of persons eligible to be counterparty of Eni in derivative contracts and cash management transactions. Eni constantly updates a list of eligible persons that includes highly credit-rated institutions. Eni has not experienced material non-performance by any counterparty. As of December 31, 2005 and December 31, 2006, Eni has no significant concentrations at credit risk.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. The Group has long-term debt ratings of AA and Aa2, assigned respectively by Standard & Poor’s and Moody’s. The Group has access to a wide range of funding at competitive rates through capital markets and banks and coordinates relationships with banks, borrowing requirements, foreign exchange requirements and cash management centrally.

At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.

Effective management of the liquidity risk has the objective of ensuring the availability of adequate funding to meet short-term requirements and due obligations as well as the objective of ensuring a sufficient level of flexibility in order to fund the development plans of the Group’s businesses. This implies the adoption of a strategy to pursue an adequate structure of borrowing facilities (particularly the availability of committed borrowings facilities) and the maintenance of cash reserves.

Country risk
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries. At December 31, 2006, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2006, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Negative developments in the economic and political framework of these countries can temporarily or permanently compromise Eni’s ability to operate economically and to gain access to oil and natural gas reserves.

Eni constantly monitors the political, social and economic risk of the approximately 60 countries where it has invested or intends to invest with special attention to the evaluation of upstream investments. Country risks are mitigated by means of appropriate guidelines for risk management that Eni defined in its procedure for project risk assessment and management.

Operation risk
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, and production of non biodegradable waste. All these events could possibly damage or even destroy plants, facilities, equipment and other property, cause injury or even death to persons or cause environmental damage.

Eni adopted the most stringent guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, contractors and clients, the populations involved in its activity, the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions. An ongoing process for identifying, evaluating and managing HSE risks is at the heart of HSE operations in each phase of the business activity and is performed through the adoption of procedures tailored to the peculiarities of each business and industrial site.

HSE risks are effectively managed through an integrated management system designed along the principles set in Eni’s Model of HSE operations. This is a general procedure to be applied in all its operating sites, based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks and a systematic monitoring and control of HSE performance in a continuous improvement cycle that is also subject to audits by internal and independent experts. Any environmental emergency is managed by business units locally with their own organization under preset reaction plans to foreseeable events aimed at limiting damage and at activating adequate responses.

Eni has two emergency rooms (in Milan and Rome) furnished with real time monitoring systems for the collection of data on georeferenced maps for all Eni sites and logistics worldwide. Meteorological equipment is in place to assess dimension, temporal development and other consequences of certain catastrophic events and to enable a real-time planning of first-aid interventions to help mitigate consequences. In addition to its own emergency teams, Eni entered international agreements in order to maximize its ability to react in all its operating sites.

Legal Proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking the existing risk provisions into account, Eni believes that the foregoing will not have a material effect on Eni’s Consolidated Financial Statements.

The following is a description of the most significant proceedings currently pending; unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision can not be estimated reliably.

1. Environment

1.1 Criminal proceedings

ENI SPA

(i)	Subsidence. In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration and extraction activities, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Naomi/Pandora field and producing platform in 2002 and the Dosso degli Angeli field in 2004. Eni believes it has always acted in full compliance with existing laws under the required authorizations. Taking into account the observations of the consultants of the Court of Rovigo on which the public prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration and extraction activities, with the aim of verifying the size and effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. This commission produced a study which denies the possibility of any risk to human health or damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public safety caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil. This proceeding is in the first level hearing stage. The Veneto Region, the Ente Parco della Provincia del Po, the Province of Ferrara, the Province of Venice, the City of Venice, the City of Comacchio, the Province of Rovigo and two private entities have been acting as plaintiffs. Eni was accepted as a defendant in order to claim its own civil responsibilities before the Court of Rovigo.
(ii)	Alleged damage. In 2002, the public prosecutor of Gela started a criminal investigation in order to ascertain alleged damage caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA.
(iii)	Negligent fire in the refinery of Gela. In June 2002, in connection with a fire at the refinery of Gela, a criminal investigation began concerning negligent fire, environmental crimes and crimes against natural beauty. First degree proceedings ended with an acquittal sentence.
(iv)	Investigation of the quality of ground water in the area of the refinery of Gela. In 2002, the public prosecutor of Gela started a criminal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. Eni is charged with having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials.
(v)	Intentional poisoning (Priolo). In March 2002, the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo in order to ascertain whether infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area had occurred. The Court entrusted a company specialized in such field with the task of verifying the cause, origin and extension of the alleged infiltration. For protective purposes, remedial actions have been taken in order to: (i) create safety measures and clean-up of the polluted area; (ii) reallocate wells for drinking water in an area farther from and higher than the industrial site; and (iii) install a purification system for drinkable water. These actions are moving towards completion.
(vi)	Negligent fire (Priolo). The public prosecutor of Siracusa started an investigation against certain Eni managers who were previously in charge of conducting operations at Priolo refinery (Eni divested this asset in 2002) in order to ascertain whether they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. After preliminary investigations the public prosecutor requested the opening of a proceeding against the mentioned managers for negligent behavior.

ENIPOWER SPA

(i)	Unauthorized waste management activities. In 2004 the public prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to the samples of soil used during the construction of the new EniPower power station in Mantova. Following a preliminary hearing, the prosecutor requested the CEO of EniPower and the managing director of the Mantova plant at the time of the alleged crime to stand trial.
(ii)	Air emissions. The Prosecutor of Mantova started an investigation against two managers of the Mantova plant in connection with air emissions by the new power plant.

POLIMERI EUROPA SPA

Violation of environmental regulations on waste management. Before the Court of Gela a criminal action took place relating to the alleged violation of environmental regulations on waste management concerning the ACN plant and the disposal of FOK residue deriving from the steam cracking process. Eni and the other defendants were found guilty and a damage payment was required to be made to the environmental association acting as plaintiff was required to be made. The amount of said damage payment is immaterial. The sentence was passed to the Civil Court for the quantification of any further damage and claim. Eni has appealed the Court’s sentence and the appeal is ongoing.

RAFFINERIA DI GELA SPA

Soil and sea pollution. In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni’s Gela refinery. Three environmental organizations are acting as plaintiffs and have requested damage payment for euro 551 million. With a Decision of February 20, 2007, the Court of Gela dismissed these allegations.

SYNDIAL SPA (FORMER ENICHEM SPA)

Criminal action started by the public prosecutor of Brindisi. In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation, the public prosecutor asked for the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions and the prosecutor confirmed his request for dismissal of the case, rejecting such oppositions.

1.2 Civil and administrative proceedings

(i)	Pollution caused by the activity of the Mantova plant. In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. EniChem acquired the Mantova plant in June 1989, as part of the Enimont deal. The parties agreed upon that Edison SpA would hold Eni harmless or pay compensatory damage for any damage caused to third parties by plant operations before Montedison’s sale, even if damage would manifest itself later. Parties agreed on a settlement by which Edison quantified the damage to be paid that also covers Syndial. The proceeding continues for the settlement of alleged damage pertaining to the residual 1989-1990 period.
(ii)	Summon before the Court of Venice for environmental damages caused to the lagoon of Venice by the Porto Marghera plants. On December 13, 2002, EniChem SpA, jointly with Ambiente SpA (now merged into Syndial SpA) and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages that were not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous criminal proceedings against employees and managers of the defendants. In a related action, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente. At the same time, Ineos Italia presented an action for recourse against Syndial, as successor of Ambiente. Parties are waiting for the decision on the instances of the preliminary investigation.
(iii)	Claim of environmental damages, caused by industrial activities in the area of Crotone, commenced by the President of the Regional Council of Calabria. On April 14, 2003, the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for approximately euro 129 million and damages for euro 250 million (plus interest and compensation) in connection with loss of income and damage to property allegedly caused by Pertusola Sud SpA activities (merged into EniChem) in the area of Crotone. In addition, the Province of Crotone is acting as plaintiff, claiming environmental damages of euro 300 million. The judge has yet to decide on the legitimacy of the Delegated Commissioner for Environmental Emergency in the Calabria Region to act on behalf of the Calabria Region. On October 21, 2004, Syndial was convened before the Court of Milan by the Calabria Region which is seeking to obtain a condemnation of Syndial for a damage payment, should the office of the Delegated Commissioner for Environmental Emergency in the Calabria Region cease during this proceeding. The Calabria Region requested a damage payment amounting to euro 800 million as already requested by the Delegated Commissioner for environmental emergency in the Calabria Region in the proceeding started in 2003. This new proceeding is in the preliminary investigation stage, and will only proceed if the above action ceases.

In 2006, the Council of Ministers, Ministry for the Environment and Delegated Commissioner for environmental emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan in order to obtain the ascertainment, quantification and payment of damage (in the form of land, air and water pollution and therefore of the general condition of the population) caused by the operations of Pertusola Sud SpA in the Municipality of Crotone and in surrounding municipalities. The local authorities requested the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same matter and damage claim as the proceedings started by the Delegated Commissioner for environmental emergency in the Calabria Region and the Calabria Region against Syndial in 2003 and 2004, respectively. The State Attorney quantified the damage payment in a total of euro 1,920 million.

(iv)	Summon for environmental damage caused by DDT pollution in the Lake Maggiore. A proceeding is pending before the Court of Turin by which the Minister of the Environment summoned Syndial SpA and requested environmental damage for euro 2,396 million in relation to alleged DDT pollution at Lake Maggiore caused by the Pieve Vergonte plant. On March 1, 2006, the State Lawyer in an attempt to settle the case proposed that Syndial would pay 10% of this claim corresponding to euro 239 million. This settlement attempt failed.
The Italian Ministry enacted a ministerial decree providing for the: (i) upgrading of a hydraulic barrier to protect the site; and (ii) presentation of a project for the environmental remediation of Lake Maggiore. Syndial opposed this decree before an Administrative Court.
(v)	Action started by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of the environmental damage. The Municipality of Carrara started an action before the Court of Genova requesting Syndial SpA to remediate and reestablish previous environmental conditions at the Avenza site and for payment for certain environmental damage which cannot be cleaned up plus further damage of various genre (i.e. damage to the natural beauty of this site). This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry of the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. In fact, Syndial summoned Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who ran the plant in previous years, in order to be guaranteed. A report made by an independent expert charged by the Judge was filed with the Court. The findings of this report quantify the residual environmental damage at euro 15 million. A final decision on this proceeding is pending.
(vi)	Ministry for the Environment - Augusta harbor. The Italian Ministry for the Environment with various administrative acts ordered companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Polimeri Europa and Syndial. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. Polimeri Europa opposed said administrative acts, objecting in particular to the way in which remediation works have been designed and information on concentration of pollutants has been gathered.

2. Other judicial or arbitration proceedings

ENI SPA

Fintermica presented a claim towards Eni concerning the management of the Jacorossi joint venture with reference to an alleged abuse of key roles played by Eni SpA in the joint venture thus damaging the other partner’s interest and the alleged dilatory behavior of Syndial in selling its interest in the joint venture to Fintermica. The parties decided to start an arbitration on the matter.

SYNDIAL SPA (FORMER ENICHEM SPA)

(i)	Serfactoring: disposal of receivables. In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment on the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent.

The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004; the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed this partial decision, requesting in particular the annulment of the first step judgment, the reimbursement of euro 180 million from Serfactoring along with the rejection of all its claims and the payment of all proceeding expenses. The pending appeal was sent to the Judging Council for the filing of evidence. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura decided on May 18, 2005 to suspend this determination until the publication of the decision of the Court of Appeals. On argument, Serfactoring and Syndial requested that the Court of Cassation cancel the suspension and return the case to its original court.
(ii)	Breach of a preliminary agreement for the purchase of an industrial area in Ravenna. In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested payment of compensatory damage for approximately euro 46 million, of which euro 3 million are compensatory damage and euro 43 million are for loss of income. With a sentence of October 11, 2005, the Court rejected ICR’s request and ordered that ICR pay all proceeding expenses. ICR filed a claim against this decision, reducing its original claim to euro 8 million. A final decision is pending.

3. Antitrust, EU Proceedings, Actions of the Italian Authority for Electricity and Gas and of Other Regulatory Authorities

3.1 Antitrust

ENI SPA

(i)	Abuse of dominant position of Snam verified by the Italian Antitrust Authority. In March 1999, the Italian Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Authority did not appeal this decision. The decision on the merit of this dispute is still pending before the same Administrative Court.
(ii)	Inquiry of the Italian Antitrust Authority on jet fuel. With a decision of December 9, 2004, the Italian Antitrust Authority commenced an inquiry on the distribution of jet fuel against six oil companies operating in Italy, including Eni and certain entities jointly controlled by said oil companies engaged in the storing and loading jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged restrictions on competition as said oil companies would agree to divide among themselves the supplies to airlines. On December 22, 2005, the Authority notified the preliminary results of the inquiry concerning: (i) information flows to said oil companies related to the functioning of the jointly-controlled entities engaging in the storage and uploading of jet fuel; (ii) barriers to the entrance of new competitors in the capital of such entities operating the activities of storing and loading; and (iii) the price of jet fuel which is deemed to be higher than on other European markets.
On June 20, 2006, the Authority notified the final decision of this proceeding to Eni and fined Eni by an amount of euro 117 million. The Authority fined other oil companies involved in this matter. Eni filed an opposition against this decision before an administrative court and suspended the payment of this fine. On January 29, 2007, the Regional Administrative Court of Lazio accepted in part the opposition made by Eni and annulled part of the decision of the Authority. In particular, a measure providing for the involved oil companies to cease their joint participation in the capital of the entities operating the activities of storing and loading jet fuel was annulled. Eni accrued a provision with respect to this proceeding. As a consequence of this decision, Eni paid a fine amounting to euro 117 million. Eni decided to appoint independent directors in the boards of directors of joint ventures instead of Eni managers.
(iii)	Formal assessment started by the Commission of the European Communities for the evaluation of alleged participation to activities limiting competition in the field of paraffin. On April 28, 2005, the Commission of the European Communities started a formal assessment to evaluate the alleged participation of Eni and its subsidiaries to activities limiting competition in the field of paraffin. The alleged violation of competition would have consisted in: (i) the determination of and increase in prices; (ii) the subdivision of customers; and (iii) exchange of trade secrets, such as production capacity and sales volumes. The Commission has requested information on Eni’s activities in the field of paraffins and certain documentation acquired by the Commission during an inspection. Eni filed the requested information.

(iv)	Notification to Eni Petroleum Co Inc of a subpoena by the Department of Justice of the United States of America - Antitrust Division and request of information and documents relating to activities in the field of wax and of a deposition. On April 28, 2005, the Department of Justice of the United States of America - Antitrust Division, notified Eni Petroleum Co Inc of a subpoena requesting information and documents relating to activities in the field of wax to be filed before June 20, 2005 and a deposition on the same date. The Company informed the department that it does not produce nor import wax in the United States of America.
(v)	Inquiry started by the Italian Antitrust Authority concerning an alleged abuse of dominant position in the use of the total continuous regasification capacity of GNL. On November 18, 2005, the Italian Antitrust Authority notified Eni and its subsidiary GNL Italia of the opening of an inquiry, in accordance with Article 14 of Law No. 287/1990, concerning an alleged abuse of dominant position in the assignment and use of the total continuous regasification capacity of the Panigaglia terminal (owned by GNL Italia) during thermal years 2002-2003 and 2003-2004, as already reported by an inquiry of the Italian Authority for Electricity and Gas on the same matter as the inquiry of the Antitrust Authority. The Authority for Electricity and Gas closed its inquiry by signaling the fact to the Antitrust Authority. In a later communication Eni was informed that the inquiry has been extended also to thermal year 2004-2005 and to Snam Rete Gas which is the parent company of GNL Italia SpA. On September 25, 2006, the Antitrust Authority sent Eni the findings of its inquiry. After, Eni presented the Antitrust Authority certain commitments based on Article 14-ter of Law No. 287/1990. On November 23, 2006, the Antitrust Authority resolved to publish such commitments effective the following day. On March 6, 2007, the Antitrust Authority resolved to accept Eni’s commitments and to close the inquiry without recognizing any charge to Eni and imposing any fine whatsoever. Eni is committed to perform a gas release amounting to 4 billion cubic meters in a two-year period, starting on October 1, 2007. Eni is implementing its obligations under the gas release agreement, while providing timely information on it to the Antitrust Authority.
(vi)	Ascertainment by the European Commission of the level of competition in the European natural gas market. As part of its activities to ascertain the level of competition in the European natural gas market, with Decision No. C(2006)1920/1 of May 5, 2006, the European Commission informed Eni on May 16, 2006 that Eni and its subsidiaries were subject to an inquiry under Article 20, paragraph 4 of the European Regulation No. 1/2003 of the Council to verify the possible existence of any business conduct breaching European rules in terms of competition which was intended to prevent access to the Italian natural gas wholesale market and to subdivide the market among few operators in the activity of supply and transport of natural gas.
Officials from the European Commission conducted inspections at the headquarters of Eni and of certain Eni subsidiaries and collected documents. Similar actions have also been performed by the Commission against the main operators in natural gas in Germany, France, Austria and Belgium. In April 2007, the European Commission made known its decision to start a further stage of inquiry, as elements collected so far induced the suspicion that Eni adopted behaviors leading to "capacity hoarding and strategic underinvestment in the transmission system leading to the foreclosure of competitors and harm for competition and customers in one or more supply markets in Italy". In the same documents, the Commission states that "It is important to note that the initiation of proceedings does not imply that the Commission has conclusive proof of an infringement. It only signifies that the Commission will conduct an in-depth investigation of the case as a matter of priority".
(vii)	TTPC. In April 2006, Eni filed a claim before the Regional Administrative Court of Lazio against the decision of the Italian Antitrust Authority of February 15, 2006 which stated that Eni’s behavior pertaining to implementations of plans for the upgrading of the TTPC pipeline for importing natural gas from Algeria represented an abuse of dominant position under Article 82 of the European Treaty and fined Eni. The initial fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition including the upgrading of said gasline. Eni accrued a provision with respect to this proceeding. With a decision filed on November 29, 2006, the Regional Administrative Court of Lazio partially accepted Eni’s claim, annulling such part of the Authority’s decision where the fine was quantified. Eni is waiting for the filing of the motivations of the Court decision to ascertain the impact of said decision. Pending this development, the payment of the fine has been voluntarily suspended. In 2007, the Regional Administrative Court of Lazio accepted in part Eni’s claim and cancelled the quantification of the fine based on the Antitrust Authority’s inadequate evaluation of the circumstances presented by Eni. Eni intends to file an appeal with the Council of State. Pending the final outcome, Eni awaits for the determination of the amount of the fine.
(viii)	Inquiry of the Italian Antitrust Authority in relation to collusive mechanisms for the pricing of automotive fuels distributed on the retail market. With decision of January 18, 2007, the Italian Antitrust Authority opened an inquiry to ascertain the existence of a possible agreement to limit competition in the field of pricing of automotive fuels distributed on the retail market in Italy in violation of Article 81 of the EC Treaty. This inquiry concerns eight oil companies, including Eni. According to the Authority, said companies would have been putting in place collusive mechanisms intended to influence the pricing of automotive fuels distributed on the retail market by way of a continuing exchange of informative flows since 2004. In April 2007, Eni filed with the Italian Antitrust Authority a proposal of initiatives, based on a decision of the same Authority that allows companies to reach the closure of a proceeding without sanctions or fines when they present counteractive measures.

POLIMERI EUROPA SPA AND SYNDIAL SPA

Inquiries in relation to alleged anti-competitive agreements in the area of elastomers. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. The first product under scrutiny was EP(D)M: the European Commission submitted to inspection the manufacturing companies of that product, including Polimeri Europa SpA and Syndial, and requested information from those two companies and their parent company, Eni SpA. After the inquiries the Commission decided to open a procedure for violation of competition laws and notified Eni, Polimeri Europa and Syndial the relevant charges on March 8, 2005. At a hearing held on July 27, 2005 the two companies presented memoranda and confirmed of their position. Eni and its subsidiaries are waiting for a decision on part of the European Commission.

EP(D)M manufacture is also under scrutiny in the United States, where the Department of Justice of San Francisco requested information and documents from Polimeri Europa Americas Inc, a U.S. subsidiary of Polimeri Europa, and its deputy chairman and sales manager. Class actions were filed claiming damages in relation to the alleged violation. In July 2005, Syndial signed a settlement agreement for the civil class action which entails the payment of approximately $3.2 million, approved by the federal court. The investigation was also extended to the following products: NBR, CR, BR, SSBR and SBR. The European Commission started an investigation regarding BR, SBR, SSBR. On January 26, 2005, the European Commission dropped the charges in relation to SSBR. Investigations regarding BR, SBR and EPDM led to the notification of relevant charges. A hearing took place before the European Commission. On July 26, 2006, the European Commission notified the dismissal of the EPDM matter to Eni. Regarding the other two products BR and SBR, on November 29, 2006, the Commission fined a number of European operators, among which Eni, an amount of euro 519 million based on the charge of having established a trust in the field of synthetic rubber production. Eni and its subsidiary Polimeri Europa were fined by an overall amount of euro 272.25 million. Eni and its subsidiary have prepared claims against this decision before the first instance European Court in February 2007. Pending the outcome, Polimeri Europa presented a bank guarantee for euro 200 million and paid the residual amount of the fine.

As concerns CR, Syndial and Polimeri Europa requested leniency, as provided for by EU laws, by providing information useful in the investigation. This request has not yet been accepted by the European Union. In March 2007, the Commission sent to Eni, Polimeri Europa and Syndial a statement of objections, thus opening the second phase of the proceeding for the alleged infringements from 1993 to 2002. Eni responded with a memorandum that repeated its request for leniency. A final hearing before the Commission is pending.

With regard to NBR, an inquiry is underway in Europe and the U.S., where class actions have also been started. On the federal level, the class action was abandoned by the plaintiffs. The federal judge has yet to acknowledge this abandonment. With regard to CR, as part of an investigation carried out in the U.S., Syndial entered into a plea agreement with the Department of Justice pursuant to which Syndial would agree to pay a fine of $9 million, while the Department of Justice would agree that it will not bring further criminal charges against Syndial or against its affiliated companies. On June 27, 2005 the plea agreement was approved. As regards CR, the civil class action was closed with a settlement agreement approved by the federal judge on July 8, 2005 whereby the company will pay $5 million.

Eni recorded a provision for these matters.

3.2 Regulation

Inquiry of the Italian Authority for Electricity and Gas regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. With Decision No. 37 of February 23, 2006, the Italian Authority for Electricity and Gas commenced an inquiry on a few natural gas selling companies, among which Eni, in order to possibly impose a fine or an administrative sanction regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006.

For the 2004-2005 thermal year and for the period from October 1, 2005 to December 31, 2005, the Authority for Electricity and Gas supposed that given the weather of the period, the use of modulation storage capacity was featured by a higher volume of off takes with respect to the volume which would have been necessary to satisfy the commercial requirements for which the storage company entitled Eni to a priority in the conferral of storage capacity. According to the Authority for Electricity and Gas, such situation was in contrast with the applicable regulation.

Eni presented memoranda to challenge the thesis of the Authority for Electricity and Gas regarding the alleged non compliance of Eni behavior with regulation in force, also taking account of the circumstances under which excess off takes occurred and the subsequent authorization of the Ministry for Economic Development to use the strategic storage for the thermal year 2004-2005. With Decision No. 281/2006 of December 6, 2006, the Authority for Electricity and Gas closed said inquiry and fined Eni by euro 90 million of which euro 45 million pertaining to the thermal year 2004-2005 and euro 45 million to the thermal year 2005-2006 as a consequence of Eni having violated regulation in force pertaining to the priorities in the conferral of storage capacity.

Eni paid the amount of this fine pertaining to the thermal year 2004-2005 in accordance to a reduced form as provided by Law No. 689/1981 and filed an appeal against Decision No. 281/2006 of the Authority for Electricity and Gas before the Regional Administrative Court of Lombardia requesting the Tribunal: (i) for the first thermal year, to ascertain whether Eni is legitimate to pay in a reduced form or, in case Eni is not legitimate to do so, to annul the fine; and (ii) for the second thermal year, to annul the fine. Eni accrued a provision for this proceeding.

DISTRIBUIDORA DE GAS CUYANA SA

Formal investigation of the agency entrusted with the regulations for the natural gas market in Argentina ("Enargas"). The agency entrusted with the regulation of the natural gas market in Argentina ("Enargas") started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company improperly applied calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. Expert evaluations are being performed.

4. Tax Proceedings

ENI SPA

With a decree dated December 6, 2000, the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation was requested from the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative Court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with Regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of taxes due before that date. The action for the recognition of such taxes bears a five-year term. Consequently, the exercise of such action expires on July 16, 2007.

With a formal assessment presented by the Municipality of Pineto (Teramo), Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea territorial waters in front of the coast of Pineto. Eni was requested to pay a total of approximately euro 17 million including interest and a fine for lacking payment and tax declaration. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. But the Court of Cassation cancelled both judgments declaring that a municipality can consider requesting a tax on real estate in the sea facing its territory and with a decision of February 21, 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the other claims put forward by Eni. On December 28, 2005, the Municipality of Pineto presented the same request for the same platforms for the years 1999 to 2004. The total amount requested from Eni is euro 24 million. Eni filed a claim against this request.

SNAM RETE GAS SPA

Environmental tax of Sicilia Region upon the owners of primary pipelines. With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. With the ruling of December 20, 2002, the Court judged the tax at variance with European rules. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totaled euro 86.1 million. In January 2003, the Sicilia Region filed an appeal with the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be contrary to European rules and to the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission with its opinion presented on July 7, 2004 formally requested Italy to cancel the tax. The Italian Government was ordered to conform within two months from receipt of the opinion. As it did not conform, on December 20, 2004 the European Commission passed the case to the Court of Justice requesting a ruling. Should the European Court of Justice rule in favor of Eni, this proceeding would come to an end and the Sicilia Region would be obliged to refund all installments paid. With a decision dated January 5, 2004, and confirmed on March 4, 2005 by the Regional Tax Commission, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is contrary to European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million, already paid to the Sicilia Region in April 2002. On May 4, 2004, the Sicilia Region repaid the first installment. As for the seven remaining installments paid after April 2002 (euro 75.3 million), the Provincial Tax Commission of Palermo with decision of January 5, 2005 confirmed the illegitimacy of the tax condemning the Region to repay the cashed amounts and accrued interest to Snam Rete Gas. Against the decision the Sicilia Region presented recourse to the Regional Tax Commission in 2005. In the first half of 2007 the Regional Tax Commission confirmed the illegitimacy of the environmental tax.

AGIP KARACHAGANAK BV

Claims concerning unpaid taxes and relevant payment of interest and penalties. In July 2004, relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, of the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of $43 million, net to Eni, and the anticipated offsetting of VAT credits for $140 million, net to Eni, as well as the payment of interest and penalties for a total of $128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to $26 million net to Eni that includes taxes, surcharges and interest. Meetings continue regarding residual matters. Eni recorded a provision for this matter.

5. Settled Proceedings

RAFFINERIA DI GELA SPA

With a sentence released in July 2006, the Court of Gela ascertained that certain alleged crimes pertaining to the emissions of the refinery had become extinct due to the statute of limitations. In relation to such alleged crimes, the Court of Gela summoned the legal representatives of the company for events that have occurred since 1997. The Municipality of Gela, the Province of Caltanissetta and others acted as plaintiff in this proceeding, requesting the payment of compensatory damages for a total of euro 878 million.

SYNDIAL SPA

Personal cautionary measures against some employees of the Priolo plant issued by the Court of Siracusa concerning illicit management relating to waste activities. On January 16, 2003, the Court of Siracusa issued personal cautionary measures against several employees of the Priolo plant owned by EniChem SpA and Polimeri Europa SpA, within judicial investigations pertaining to an illicit management relating to the production, disposal and treatment of liquid and solid waste materials resulting in an illicit income from the savings arising from the non compliance with rules regulating waste activities. Polimeri Europa and EniChem acted as plaintiffs. Findings of the preliminary investigations were notified to involved persons, confirming accusations. During the preliminary investigations, traces of mercury were found in the sea. The public prosecutor of Siracusa started an inquiry for ascertaining the conditions of sediments and marine fauna in the bay of Augusta. According to the prosecutor, mercury was spilled into the sea and poisoned the marine fauna and therefore resulted in fetal malformations and abortions due to the consumption of contaminated seafood fished in this area. The chlorine soda plant, built in the late 1950s was contributed in-kind to Syndial in 1989 when the Enimont joint venture was formed. It was therefore proved that Eni’s employees held no responsibility for the crimes of which they were charged. On March 15, 2006, the judge for preliminary investigations decided the dismissal of the case against Syndial employees, accepting the request made by the prosecutor.

SYNDIAL SPA (FORMER ENICHEM SPA)

In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting there from. Defendants included certain employees of Eni which have managed the Porto Marghera plant since the beginning of the eighties. On November 2, 2001, the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the state attorney on behalf of the Ministry of Environment and the Council of Ministers, five public entities, 12 associations and other entities and 48 individual persons. On December 15, 2004, the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants, the Venice Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. On May 19, 2006, the Court of Final Instance, before which plaintiffs appealed the decision of the Venice Court of Appeals, acquitted all defendants stating that pollution and mismanagement of the plant occurred before the 1980s and consequently Eni and its employees could not be deemed responsible. In January 2006, Eni settled this matter with the Council of Ministers and the Ministry for the Environment, paying an amount of euro 40 million. Under terms of the settlement, the latter will abstain from recourse to the Court of Final Instance and will not act on any other environmental damage concerning the management of Porto Marghera until the date of the settlement. Eni already recorded a provision for this matter which was sufficient to cover the amount of the settlement.

ENI DACIÓN BV

In August 2005, the internal revenue service of Venezuela served four formal assessments of income taxes to Eni Dación BV for the years 2001 to 2004 claiming, by excluding the deductibility of certain costs: (i) to annul the losses recorded for the periods amounting to a total of bolivar 910 billion (corresponding to $425 million); (ii) to determine for the same periods a taxable income amounting to a total of bolivar 115 billion (corresponding to $54 million); and (iii) to request a tax amounting to bolivar 52 billion (corresponding to $24 million) determined by applying a 50% tax rate rather than the 34% rate applied to other companies performing activities analogous to those of Eni Dación BV. In particular, it excluded the deductibility of: (i) interest charges due to other Eni Group companies that provided loans denominated in U.S. dollars; and (ii) exchange rate losses recorded in the financial statements and related to such loans resulting from the devaluation of the Venezuelan currency. The formal assessments served have a preliminary nature and do not request immediate payment nor do they specify the amount of a fine (from 10 to 250%) and of interest (average rate for the period approximately 23%). Eni Dación filed a claim for the cancellation of the assessment. In the 2005 accounts, Eni recorded a specific provision for this matter. In April 2006, the appeal was rejected and the final tax assessment was issued. The final tax assessment: (i) substantially confirmed the preliminary assessments, although reducing the originally assessed income tax liability to bolivar 39 billion ($18 million); and (ii) imposed fines and late payment interests of bolivar 109 billion ($51 million). Eni Dación BV presented a further administrative appeal before the expiration of the time limit for filing a judicial tax appeal, thereby obtaining a reduction of the overall amount from bolivar 148 billion ($69 million) to bolivar 52 billion ($24 million) including taxes in the amount of bolivar 12.5 billion ($6 million) and fines and late payment interest in the amount of bolivar 39.5 billion ($18 million). In order to avoid further charges deriving from the increase of the corresponding fines and late payment interest, Eni Dación BV paid the newly assessed amount in May 2006, thereby reaching a settlement. Consistently, Eni Dación BV filed an integrative income tax return for year 2005, considering the new tax bases for years 2001 to 2004, and paid accordingly bolivar 128 billion ($60 million) of income taxes and bolivar 4.4 billion ($2 million) of fines and late payment interest.

Other risks and commitments

(i) Commitments to purchase natural gas under take-or-pay contracts
In order to meet the medium and long-term demand of natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. Specifically, following the strategic agreement with Gazprom signed on November 14, 2006, effective from February 1, 2007, Eni extended the duration of its gas supply contracts with Gazprom until 2035, bringing the residual average life of its supply portfolio to approximately 23 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of approximately 62.4 BCM/y of natural gas by 2010.

Despite the fact that an increasing portion of natural gas volumes purchased under such contracts has been sold outside Italy, management believes that in the long-term, unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new supply infrastructure, and the evolution of Italian regulations of the natural gas sector, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts.

Parent company guarantees given relating to contractual commitments for hydrocarbon exploration and production activities, quantified on the basis of the capital expenditures to be made, amount to euro 4,911 million (euro 5,052 million at December 31, 2005).

(ii) Unilateral termination by PDVSA of the Operating Service Agreement regulating mineral activities at the Dación oilfield in Venezuela
With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. In the lack of any agreement between the parties, in November 2006, Eni commenced an arbitration proceeding before an International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e. a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Netherlands-Venezuela bilateral investments treaty) to claim its rights. Despite this action, Eni would continue to consider a negotiated solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación field, as calculated by Eni, would not be lower than the net book value of the Dación assets amounting to $829 million (equal to euro 629 million based on the EUR/USD exchange rate as of December 31, 2006) which consequently have not been impaired. In accordance with the ICSID Convention, a judgment by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgment of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity). In 2005 and 2006, oil production from the Dación field averaged approximately 60 KBBL/d and booked reserves at December 31, 2005 amounted to 175 mmBBL.

(iii) Other risks and commitments
Under the convention signed on October 15, 1991 by TAV SpA and CEPAV Due, Eni committed to guarantee the execution of design and construction of the works assigned to the CEPAV Consortium (to which it is party) and guaranteed to TAV the correct and timely execution of all obligations indicated in the convention in a subsequent integration deed and in any further addendum or change or integration to the same. The regulation of CEPAV Due contains the same obligations and guarantees contained in the CEPAV Uno Agreement.

A guarantee for euro 253 million to Cameron LNG was provided on behalf of Eni USA Gas Marketing Llc (Eni Petroleum Co Inc’s interest 100%) for the regasification contract entered into on August 1, 2005. This guarantee is subject to a suspension clause and will come into force when the regasification service starts in a period included between October 1, 2008 and June 30, 2009.

Non-quantifiable risks related to contractual assurances given to acquirers of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its Consolidated Financial Statements.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and in some activities of the Gas & Power segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the production and development activities and it is entitled to the productions realized. In Product Sharing Agreement and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recover of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). With reference to natural gas storage in Italy, the activity is conducted on the basis of concessions with a duration that not exceed a twenty years length and it is granted by the Ministry of Productive Activities to subjects that are consistent with legislation requirements and that can demonstrate to be able to conduct a storage program that meets the public interest in accordance with the laws. In the Gas & Power segment the gas distribution activity is primarily conducted on the basis of concessions granted by local public entities. At the expiry date of the concession, it is provided a compensation, defined by using criteria of business appraisal, to the outgoing operator following the sale of its own gas distribution network. Service tariffs for distribution are defined on the basis of a method established by the Authority for Electricity and Gas. Legislative Decree No. 164/2000 provides the grant of distribution service exclusively by tender, with a maximum length of 12 years. In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, it is generally provided the uncharged devolution of non-removable assets.

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

Emission trading
Legislative Decree No. 216 of April 4, 2006 implemented the Emission Trading Directive 2003/87/EC concerning greenhouse gas emissions and Directive 2004/101/EC concerning the use of carbon credits deriving from projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol. This European emission trading scheme has been in force since January 1, 2005, and on this matter, on February 24, 2006, the Ministry of the Environment published a decree defining emission permits for the 2005-2007 period. In particular, Eni was assigned permits corresponding to 65.2 mmtonnes of carbon dioxide (of which 22.4 for 2005, 21.4 for 2006 and 21.4 for 2007). Following the realization of projects for the reduction of emissions, in particular related to the cogeneration of electricity and steam through high efficiency combined cycles in refineries and petrochemical sites, emissions of carbon dioxide from Eni’s plants were lower than permits assigned in 2006.

26 Revenues

The following is a summary of the main components of "Revenues".

Net sales from operations are as follows:

(million euro)	2004	2005	2006

Net sales from operations	57,413	73,679	85,957
Change in contract work in progress	132	49	148
	57,545	73,728	86,105

Net sales from operations are net of the following items:

(million euro)	2004	2005	2006

Excise tax	14,060	14,140	13,762
Exchanges of oil sales (excluding excise tax)	1,735	2,487	2,750
Exchanges of other products	86	108	127
Sales to service station managers for sales billed to holders of credit card	1,175	1,326	1,453
Services billed to joint venture partners	1,122	1,331	1,385
	18,178	19,392	19,477

Net sales from operations by industry segment and geographic area of destination are presented in Note 32 - Information by industry segment and geographic financial information.

Other income and revenues
Other income and revenues are as follows:

(million euro)	2004	2005	2006

Gains from sale of assets	407	71	100
Lease and rental income	93	102	98
Contract penalties and other trade revenues	43	114	61
Compensation for damages	87	89	40
Other proceeds (*)	747	422	484
	1,377	798	783

(*)	Each individual amount included herein does not exceed euro 25 million.

27 Operating expenses

The following is a summary of the main components of "Operating expenses".

Purchases, services and other
Purchases, services and other include the following:

(million euro)	2004	2005	2006

Production costs - raw, ancillary and consumable materials and goods	27,010	35,318	44,661
Production costs - services	9,148	9,405	10,015
Operating leases, royalties on hydrocarbon production and other items	1,609	1,929	1,903
Net provisions for contingencies	553	1,643	767
Other expenses	1,066	1,100	1,089
	39,386	49,395	58,435
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(901)	(704)	(809)
- capitalized direct costs associated with self-constructed assets - intangible assets	(138)	(12)	(136)
	38,347	48,567	57,490

Production costs - services brokerage include fees for euro 39 million (euro 24 million in 2005).

Costs for research and development that do not meet the requirements to be capitalized amount to euro 219 million (euro 202 million in 2005).

The item "Operating leases, royalties on hydrocarbons production and other" for euro 1,903 million (euro 1,929 million at December 31, 2005) include operating leases for euro 860 million (euro 777 million at December 31, 2005) and royalties on hydrocarbons extracted for euro 823 million (euro 965 million in 2005). Future minimum lease payments expected to be received under non-cancelable operating leases are as follows:

(million euro)	2005	2006

Payable within
1 year	363	594
2 to 5 years	799	1,474
Thereafter	418	762
	1,580	2,830

Operating leases at December 31, 2006 primarily concern time charter and long-term rentals, drilling and storage equipment and vessels, lands, non-cancelable service stations and office buildings. Such leases do not include renewal options. There are no significant restrictions following operating leases imposed to Eni for dividend distribution, availability of assets and possibility to get into additional debt.

Provisions for contingencies are net of deductions not corresponding to cash expenditures of euro 767 million (euro 1,643 million at December 31, 2005) and concern in particular provisions for environmental risks for euro 248 million (euro 515 million in the 2005), provisions for contract penalties and disputes for euro 149 million (euro 336 million in the 2005), provisions for onerous contracts for euro 55 million (euro 71 million at December 31, 2005) and provisions for prize promotion for euro 44 million (euro 50 million at December 31, 2005). More information is included in Note 20 - Provisions for contingencies.

Payroll and related costs
Payroll and related costs are as follows:

(million euro)	2004	2005	2006

Wages and salaries	2,402	2,484	2,630
Social security contributions	658	662	691
Cost related to defined benefits plans and defined contributions plans	118	126	230
Other costs	218	255	305
	3,396	3,527	3,856
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(117)	(143)	(161)
- capitalized direct costs associated with self-constructed assets - intangible assets	(34)	(33)	(45)
	3,245	3,351	3,650

Costs related to defined benefits plans are described in Note 21 - Provisions for employee benefits.

The average number of employees of the companies included in the scope of consolidation by type was as follows:

(million euro)	2004	2005	2006

Senior managers	1,746	1,754	1,676
Junior managers	10,449	10,747	11,142
Employees	35,393	34,457	34,671
Workers	25,623	24,345	25,426
	73,211	71,303	72,915

The average number of employees is calculated as half of the total of the number of employees at the beginning and end of the period. The average number of senior managers includes managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

Stock compensation

Stock grants
With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code7, linking compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and at the same increasing time their contribution to the management of the Company, Eni offers its own shares for purchase through its buy-back program (treasury shares) for no consideration to those managers of Eni who have achieved corporate and individual objectives. Assignments vest within 45 days after the end of the third year from the date of the offer.

_______________

(7)	Does not include listed subsidiaries, which have their own stock grant plans.

At December 31, 2006, 1,873,600 of ordinary shares with a nominal value of euro 1 per share are outstanding and concern the 2003 stock grant plan for a total of 2,500 shares with a fair value of euro 11.20 per share, the 2004 stock grant plan for a total of 798,700 shares with a fair value of euro 14.57 per share and the 2005 stock grant plan for a total of 1,072,400 shares with a fair value of euro 20.08 per share.

Changes in the 2003, 2004 and 2005 stock grant plans consist of the following (regarding stock grants, no exercise prices are provided for):

(euro)	2004	2005	2006

Number of shares	Market price (a)	Number of shares	Market price (a)	Number of shares	Market price (a)

Stock grants as of January 1	3,635,050	15.101	3,112,200	18.461	3,127,200	23.460
New rights granted	1,035,600	17.035	1,303,400	21.336
Rights exercised in the period	(1,552,100)	16.766	(1,273,500)	23.097	(1,236,400)	23.933
Rights cancelled in the period	(6,350)	16.618	(14,900)	22.390	(17,200)	23.338
Stock grants outstanding as of December 31	3,112,200	18.461	3,127,200	23.460	1,873,600	25.520
of which exercisable at December 31	-	-	38,700	23.460	156,700	25.520

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grants assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; and (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock grants at the beginning and end of the year is the price recorded at December 31.

Stock options
With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code8 that hold significant positions of managerial responsibility or that are considered strategic managers for the Group, Eni approved stock compensation plans that provide the assignment for no consideration of purchase rights of Eni treasury shares (options).

2002-2004 and 2005 plans
Stock options provides the right for the purchase of treasury shares with a 1 to 1 ratio after the end of the third year from the date of the grant (vesting period) and for a maximum period of five years, with a price calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignment or (starting from 2003), if greater, as the average cost of treasury shares registered in the day preceding assignment strike price.

2006-2008 plan
The 2006-2008 stock option plan introduces a performance condition for the exercise of the options.

At the end of each three-year period (vesting period) from the assignment, the Board of Directors will determine a number of exercisable options, at a rate included between 0 and 100, in relation to the Total Shareholders’ Return (TSR) of Eni’s share compared to the TSR of the six largest international oil companies for capitalization. Options can be exercised after three years from the date of the grant (vesting period) and for a maximum period of three years, with a price calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignment (strike price).

The arithmetic average of such prices, weighted with the number of shares assigned, amounts to euro 23.119 per share.

At December 31, 2006, 15,290,400 options were offered for the purchase of 15,290,400 ordinary shares at a nominal value of euro 1 of Eni SpA. Options refer to the 2002 stock plan for 238,000 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 779,900 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 3,108,500 shares with an exercise price of euro 16.576 per share, to the 2005 stock plan for 4,184,000 shares with an exercise price of euro 22.512 per share and to the 2006 stock plan for 6,980,000 shares with an exercise price of euro 23.119 per share.

_______________

(8)	Does not include listed subsidiaries, which have their own stock grant plans.

At December 31, 2006 the weighted-average remaining contractual life of the plans at December 2002, 2003, 2004, 2005 and 2006 is 3 years and 7 months, 4 years and 7 months, 5 years and 7 months, 6 years and 7 months and 5 years and 7 months, respectively.

Changes of stock option plans in 2005 and 2006 consist of the following:

(euro)	2004	2005	2006

Number of shares	Weighted average	Market price (a)	Number of shares	Weighted average	Market price (a)	Number of shares	Weighted average	Market price (a)

Options as of January 1	8,162,000	14.367	15.101	11,789,000	15.111	18.461	13,379,600	17.705	23.460
New options granted	3,993,500	16.576	16.576	4,818,500	22.512	22.512	7,050,000	23.119	23.119
Options exercised in the period	(354,000)	14.511	16.749	(3,106,400)	15.364	22.485	(4,943,200)	15.111	23.511
Options cancelled in the period	(12,500)	14.450	16.745	(121,500)	16.530	23.100	(196,000)	19.119	23.797
Options outstanding as of December 31	11,789,000	15.111	18.461	13,379,600	17.705	23.460	15,290,400	21.022	25.520
of which exercisable at December 31				1,540,600	16.104	23.460	1,622,900	16.190	25.520

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grants assignment; (ii) the date in which the emission/transfer of the shares granted was recorded in the grantee’s securities account; and (iii) the date in which the unilateral termination of employment for rights was cancelled), weighted with the number of shares. Market price of stock grants at the beginning and end of the year is the price recorded at December 31.

The fair value of stock options granted during the years 2002, 2003, 2004, 2005 and 2006 was euro 5.39, euro 1.50, euro 2.01, euro 3.33 respectively, and the weighted average of euro 2.89 per share was calculated applying the following assumptions:

2002	2003	2004	2005	2006

Risk-free interest rate (%)	3.5	3.2	3.2	2.5	4.0
Expected life (years)	8	8	8	8	6
Expected volatility (%)	43	22	19	21	17
Expected dividends (%)	4.5	5.4	4.5	4.0	5.3

Costs of the year related to stock grant and stock option plans amounted to euro 20 million (euro 35 million at December 31, 2005, which includes also costs accrued with respect to compensation of key managers related to certain Eni’s group companies, i.e. Saipem SpA and Snam Rete Gas SpA).

Compensation of key management personnel
Compensation of persons responsible for key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive officers, general managers and manager with strategic responsibility (key management personnel) amount to euro 15 million and euro 23 million for 2005 and 2006, respectively, and consist of the following:

(million euro)	2005	2006

Wages and salaries	11	16
Post-employment benefits	1	1
Other long-term benefits		3
Indemnities due upon termination of employment	1
Stock grant/option	2	3
	15	23

Compensation of Directors, Statutory Auditors and General Managers
Compensation of Directors, Statutory Auditors and General Managers amount to euro 19.2 million and euro 8.7 million in 2005 and 2006, respectively. Compensation of Statutory Auditors amount to euro 0.785 and euro 0.686 million in 2005 and 2006, respectively. Compensation of Directors, Statutory Auditors and General Managers include emoluments and all other retributive and social security compensations due for the function of manager or statutory auditor assumed by Eni SpA or other companies included in the scope of consolidation, that are a cost for Eni.

Depreciation, amortization and impairments
Depreciation, amortization and impairments consist of the following:

(million euro)	2004	2005	2006

Depreciation and amortization:
- tangible assets	3,670	4,576	4,821
- intangible assets	931	936	1,335
	4,601	5,512	6,156
Impairments:
- tangible assets	329	264	231
- intangible assets	4	8	54
	333	272	285
less:
- direct costs associated with self-constructed assets			(17)
- capitalized direct costs associated with self-constructed assets - tangible assets	(2)	(2)	(2)
- capitalized direct costs associated with self-constructed assets - intangible assets	(1)	(1)	(1)
	4,931	5,781	6,421

28 Financial income (expense)

Financial income (expense) consists of the following:

(million euro)	2004	2005	2006

Income (expense) on derivatives	34	(386)	383
Net income from financial receivables	95	95	130
Financial expense capitalized	202	159	116
Net interest due to banks	(110)	(38)	79
Net income from securities	31	36	51
Interest on tax credits	17	17	17
Financial expense due to passage of time (a)	(109)	(109)	(116)
Exchange differences, net		169	(152)
Interest and other financial expense on ordinary bonds	(247)	(265)	(247)
Other financial expense, net	(69)	(44)	(100)
	(156)	(366)	161

(a)	The item concerns the increase in provisions for contingencies that are indicated at an actualized value in non-current liabilities.

Gains (losses) on derivatives consist of the following:

(million euro)	2005	2006

Derivatives on exchange rate	(85)	313
Derivatives on interest rate	(138)	61
Derivatives on commodities	(163)	9
	(386)	383

The variation in gains (losses) from derivatives of euro 769 million is primarily due to the application of IAS 39 which requires for Eni that derivatives be stated at fair value and the effects charged to the profit and loss account, instead of being connected with the economic effects of the hedged transactions. Such derivatives, in fact, do not meet the conditions required by IFRS to be qualified as hedging instruments. In addition, the decrease in net exchange differences of euro 321 million is primarily due to the application of IAS 39, due to the fact that the effect of the translation at period end of assets and liabilities denominated in currencies other than functional currency is not compensated by the effect of the translation at period end of the commitments for derivatives contracts.

No derivative disclosure is furnished for the year 2004 as Eni elected January 1, 2005 as the transition date for the application of IAS 32 and IAS 39.

29 Income (expense) from investments

Effects of investments accounted for using the equity method
Effects of investments accounted for using the equity method consist of the following:

(million euro)	2004	2005	2006

Gains from investments accounted for using the equity method	401	770	887
Losses from investments accounted for using the equity method	(69)	(33)	(36)
Provisions for losses			(56)
	332	737	795

More information about gains and losses from investments accounted for using the equity method is presented in Note 11 - Investments.

Other income (expense) from investments
Other income (expense) from investments consist of the following:

(million euro)	2004	2005	2006

Dividends	72	33	98
Gains on disposals	130	179	25
Losses on disposals	(1)	(8)	(7)
Other income (expense), net	287	(27)	(8)
	488	177	108

Dividends of euro 98 million primarily concern Nigeria LNG Ltd (euro 56 million).

Gains on disposals of euro 25 million primarily concern the sale of Fiorentina Gas SpA and Toscana Gas SpA (euro 16 million). Gains on disposals relating to the year 2005 of euro 179 million concern the sale of 100% of the share capital of Italiana Petroli SpA (euro 132 million).

30 Income tax expense

Income tax expense consist of the following:

(million euro)	2004	2005	2006

Current taxes:
- Italian subsidiaries.	1,098	1,872	2,007
- foreign subsidiaries of the Exploration & Production segment	3,116	5,116	6,740
- foreign subsidiaries.	278	373	529
	4,492	7,361	9,276
less:
- tax credits on dividend distributions not offset with current tax payment	(39)	(34)
	4,453	7,327	9,276
Net deferred taxes:
- Italian subsidiaries	843	334	230
- foreign subsidiaries of the Exploration & Production segment	215	464	1,095
- foreign subsidiaries	11	3	(33)
	1,069	801	1,292
	5,522	8,128	10,568

Current taxes of the year relate to Italian companies for euro 2,007 million and concern Ires for euro 1,570 and Irap for euro 374 million and foreign taxes for euro 63 million.

The effective tax rate was 51.8% (46.8% in 2005) compared with a statutory tax rate of 37.9% calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

The difference between the statutory and effective tax rate is due to the following factors:

(%)	2004	2005	2006

Statutory tax rate	38.2	38.1	37.9
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	5.2	8.8	13.6
- permanent differences	(0.7)	0.8	0.2
- other	(0.4)	(0.9)	0.1
	4.1	8.7	13.9
	42.3	46.8	51.8

The increase of the tax rate for foreign subsidiaries of 4.8% essentially concerns the Exploration & Production segment (4.5%) and includes the effects deriving from the application of the windfall tax introduced by the Algerian government with effect starting from August 1, 2006 (1.6%), a supplemental tax rate introduced by the government of the United Kingdom relating to the North Sea productions with effect starting from January 1, 2006 (1.0%) and the increase and the different allocation by country of profit before income taxes (1.9%).

Permanent differences in 2006 mainly concern the non-deductibility from taxable income of costs relating to actions of the Italian Antitrust Authority (0.4%).

Permanent differences in 2005 mainly concern the non-deductibility from taxable income of the addition in provisions for contingencies following the fine imposed on February 15, 2006 by the Italian Antitrust Authority to Eni SpA (0.6%).

31 Earnings per share

Basic earnings per share is calculated by dividing "Net profit" of the year by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.

The average number of shares used for the calculation of the basic earnings per share was 3,758,519,603 and 3,698,201,896 in 2005 and 2006, respectively.

Diluted earnings per share is calculated by dividing "Net profit" of the year by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares, including shares that could be issued potentially.

At December 31, 2005 and December 31, 2006, shares that could be issued potentially concern essentially shares granted under stock grant and stock option plans. The average number of shares used for the calculation of the diluted earnings per share was 3,763,375,140 and 3,701,262,557 in 2005 and 2006, respectively.

Reconciliation of the average number of shares used for the calculation of the basic and diluted earning per share is as follows:

2004	2005	2006

Average number of shares used for the calculation of the basic earnings per share		3,771,692,584	3,758,519,603	3,698,201,896
Number of potential shares following stock grant plans		1,953,518	2,268,265	1,070,676
Number of potential shares following stock options plans		1,307,608	2,587,272	1,989,985
Average number of shares used for the calculation of the diluted earnings per share		3,774,953,710	3,763,375,140	3,701,262,557
Eni’s net profit	(million euro)	7,059	8,788	9,217
Basic earning per share	(euro per share)	1.87	2.34	2.49
Diluted earning per share	(euro per share)	1.87	2.34	2.49

32 Information by industry segment and geographic financial information

Information by industry segment9
Intersegment sales are conducted on an arm’s length basis.

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Elimination	Total

2004
Net sales from operations (a)	15,346	17,302	26,089	5,331	5,696	1,279	851
Less: intersegment sales	(10,216)	(493)	(753)	(499)	(903)	(754)	(731)
Net sales to customers	5,130	16,809	25,336	4,832	4,793	525	120		57,545
Operating profit	8,185	3,428	1,080	320	203	(395)	(363)	(59)	12,399
Provisions for contingencies	2	53	309	3	20	16	150		553
Depreciation, amortization and writedowns	3,335	644	476	116	184	70	106		4,931
Effects of investments accounted for using the equity method	7	164	89	(4)	117		(41)		332
Identifiable assets (b)	23,866	19,852	9,118	2,821	4,706	708	1,182		62,253
Unallocated assets									10,600
Investments accounted for using the equity method	273	1,773	745	5	328	30	2		3,156
Identifiable liabilities (c)	4,798	3,394	3,848	621	2,825	1,976	1,589		19,051
Unallocated liabilities									18,262
Capital expenditures	4,853	1,451	693	148	186	49	119		7,499
2005
Net sales from operations (a)	22,531	22,969	33,732	6,255	5,733	863	1,239
Less: intersegment sales	(14,761)	(572)	(1,092)	(683)	(925)	(546)	(1,015)
Net sales to customers	7,770	22,397	32,640	5,572	4,808	317	224		73,728
Operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Provisions for contingencies	50	703	420	47	32	284	107		1,643
Depreciation, amortization and writedowns	4,101	685	467	147	180	91	114	(4)	5,781
Effects of investments accounted for using the equity method	14	359	221	3	140				737
Identifiable assets (b)	29,010	21,928	11,787	2,905	5,248	438	1,523	(534)	72,305
Unallocated assets									11,545
Investments accounted for using the equity method	292	2,155	936	19	457	31			3,890
Identifiable liabilities (c)	6,785	5,097	4,542	702	3,204	2,070	2,131		24,531
Unallocated liabilities									20,102
Capital expenditures	4,965	1,152	656	112	349	48	132		7,414
2006
Net sales from operations (a)	27,173	28,368	38,210	6,823	6,979	823	1,174
Less: intersegment sales	(18,445)	(751)	(1,300)	(667)	(771)	(520)	(991)
Net sales to customers	8,728	27,617	36,910	6,156	6,208	303	183		86,105
Operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Provisions for contingencies	153	197	264	30	(13)	236	(100)		767
Depreciation, amortization and writedowns	4,776	738	447	174	196	28	71	(9)	6,421
Effects of investments accounted for using the equity method	28	509	194	2	66	(4)			795
Identifiable assets (b)	29,720	23,500	11,359	2,984	6,362	344	1,023	(666)	74,626
Unallocated assets									13,686
Investments accounted for using the equity method	258	2,214	874	11	483	46			3,886
Identifiable liabilities (c)	9,119	5,284	4,712	806	3,869	1,940	1,619		27,349
Unallocated liabilities									19,764
Capital expenditures	5,203	1,174	645	99	591	72	88	(39)	7,833

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly related to the generation of operating profit.
(c)	Includes liabilities directly related to the generation of operating profit.

_______________

(9)	Operating profit (loss) by industry segment for 2005 have been reclassified on the basis of the new subdivision within segments. This reclassification concerns the Exploration & Production, Other activities and Corporate and financial companies segments.

Geographic financial information

Assets and investments by geographic area of origin

(million euro)	Italy	Other EU	Rest of Europe	Americas	Asia	Africa	Other areas	Total

2004
Identifiable assets (a)	33,812	9,096	2,598	2,011	4,499	9,942	295	62,253
Capital expenditures	2,655	337	387	357	1,066	2,622	75	7,499
2005
Identifiable assets (a)	38,229	8,768	3,085	2,670	5,864	13,445	244	72,305
Capital expenditures	2,442	545	415	507	1,181	2,233	91	7,414
2006
Identifiable assets (a)	37,339	10,037	3,200	2,987	6,341	14,190	532	74,626
Capital expenditures	2,529	713	436	572	1,032	2,419	132	7,833

(a)	Includes assets directly related to the generation of operating profit.

Sales from operations by geographic area of destination

(million euro)	2004	2005	2006

Italy	27,100	32,846	36,343
Other European Union	13,095	19,601	23,949
Rest of Europe	3,769	5,123	6,975
Americas	5,790	6,103	6,250
Asia	3,088	4,399	5,595
Africa	4,148	5,259	5,949
Other areas	555	397	1,044
	57,545	73,728	86,105

33 Transactions with related parties

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with joint ventures, affiliated companies and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government. All such transactions are mainly conducted on an arm’s length basis in the interest of Eni companies.

The following is a description of trade and financing transactions with related parties.

Trade and other transactions
Trade and other transactions in the 2004 consisted of the following:

(million euro)	Dec. 31, 2004	2004

Costs	Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Goods	Services

Joint ventures and affiliated companies
Albacom SpA	8	14			3	35		8
ASG Scarl	51	88	33			203	1	7
Azienda Energia e Servizi Torino SpA	1	18				68		3
Bayernoil Raffineriegesellschaft mbH		39			2	791	1
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10						108
Blue Stream Pipeline Co BV	43	10				121		5
Bronberger & Kessler und Gilg & Schweiger GmbH	13						141
Cam Petroli Srl	1						6
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	167	165	4,894					531
Eni Oil Co Ltd	4	163				53
Erg Raffinerie Mediterranee SpA	30	30		100	1,043	10	412	9
Gruppo Distribuzione Petroli Srl	16						45
Karachaganak Petroleum Operating BV	21	12				104		42
Modena Scarl	6	37	43			134		1
Petrobel Belayim Petroleum Co		83				240
Promgas SpA	27	23			230		259
Raffineria di Milazzo ScpA	6	4				245	62
Rodano Consortile Scarl	3	22	1			79		1
Siciliana Gas Vendite SpA	9						36
Supermetanol CA		24			79	10
Super Octanos CA		55			212	11		1
Trans Austria Gasleitung GmbH		15				167		3
Trans Europa Naturgas Pipeline GmbH		9				51
Transitgas AG		2				59
Unión Fenosa Gas Comercializadora SA							7
Unión Fenosa Gas SA			111					1
Other (*)	84	74	109		23	108	56	18
	500	887	5,191	100	1,592	2,489	1,134	630
Unconsolidated subsidiaries
Agip Kazakhstan North
Caspian Operating Co NV	2				1	14		9
Eni BTC Ltd			143
Eni Gas BV	30	40	17			5		1
Eni Middle East BV			367
Transmediterranean Pipeline Co Ltd	1	1				90
Other (*)	30	4	10		4	8	2	11
	63	45	537		5	117	2	21
	563	932	5,728	100	1,597	2,606	1,136	651
Entities owned or controlled by the Government
Enel	234	3			2	20	1,287	350
	797	935	5,728	100	1,599	2,626	2,423	1,001

(*)	Each individual amount included herein does not exceed euro 50 million.

Trade and other transactions for the year 2005 consisted of the following:

(million euro)	Dec. 31, 2005	2005

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	13	66	72		173		6
Azienda Energia e Servizi Torino SpA	2	24			56		2
Bayernoil Raffineriegesellschaft mbH		49	1		814
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10					172
Blue Stream Pipeline Co BV	45	12			177		4
Bronberger & Kessler und Gilg & Schweiger GmbH	12					207
Cam Petroli Srl	85					593
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	105	107	4,894				411
Eni Gas BV	16	149			47
Eni Oil Co Ltd		84			50
Fox Energy Srl	22			4		240
Gruppo Distribuzione Petroli Srl	22					89
Karachaganak Petroleum Operating BV	13	46		6	99		4
Mangrove Gas Netherlands BV			55
Modena Scarl	2	12	61		56	1	1
Petrobel Belayim Petroleum Co		138			248
Promgas SpA	44	45		307		355
Raffineria di Milazzo ScpA	10	10			204	94
Rodano Consortile Scarl	2	20			80		2
RPCO Enterprise Ltd			55
Supermetanol CA		8		65
Super Octanos CA	1	14		265
Toscana Energia Clienti SpA	46					118
Trans Austria Gasleitung GmbH	43	55		43	143		47
Transitgas AG		7			64
Transmediterranean Pipeline Co Ltd		4			88		1
Unión Fenosa Gas SA	4	4	62	79		16	2
Other (*)	101	86	112	69	157	147	67
	598	940	5,312	838	2,456	2,032	547
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	4	152		5	19		28
Eni BTC Ltd			165
Other (*)	44	48	8	1	31	15	9
	48	200	173	6	50	15	37
	646	1,140	5,485	844	2,506	2,047	584
Entities owned or controlled by the Government
Alitalia	20					276
Enel	187	5		12	10	1,180	333
Other (*)	20	19			57	103	12
	227	24		12	67	1,559	345
	873	1,164	5,485	856	2,573	3,606	929

(*)	Each individual amount included herein does not exceed euro 50 million.

Trade and other transactions in 2006 consisted of the following:

(million euro)	Dec. 31, 2006	2006

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	7	40	80		88	1	1
Azienda Energia e Servizi Torino SpA	1	22			64	1	1
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10					96
Blue Stream Pipeline Co BV	34	19			193		1
Bronberger & Kessler und Gilg & Schweiger GmbH	11					113
Cam Petroli Srl	103					310
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	87	87	5,654	16	2		304
Charville - Consultores e Serviços Lda	7		85			4	11
Eni Gas BV	28	90		7	72	8	2
Eni Oil Co Ltd	5	96			59
Fox Energy SpA	35					125
Gasversorgung Süddeutschland GmbH	14				1	123	19
Gruppo Distribuzione Petroli Srl	19					54
Karachaganak Petroleum Operating BV	23	70		29	129		7
Mangrove Gas Netherlands BV		1	52
Petrobel Belayim Petroleum Co		3			181
Promgas SpA	44	39		375		419
Raffineria di Milazzo ScpA	9	12			237	109
Rodano Consortile Scarl	3	14			54		1
RPCO Enterprises Ltd	13		104				12
Supermetanol CA		13		91
Super Octanos CA		13		257
Trans Austria Gasleitung GmbH	7	78		53	138		56
Transitgas AG		8			64
Transmediterranean Pipeline Co Ltd		7			80
Unión Fenosa Gas SA	1	7	61	93	7
Other (*)	72	169	168	75	188	119	66
	533	788	6,204	996	1,557	1,482	481
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	27	132		18	16		57
Eni BTC Ltd			185
Eni Timor Leste SpA			102
Other (*)	20	30	8	1	4	8	4
	47	162	295	19	20	8	61
	580	950	6,499	1,015	1,577	1,490	542
Entities owned or controlled by the Government
Alitalia	12					354
Enel	162	42		47	33	1,068	383
Other (*)	42	29		4	44	136	1
	216	71		51	77	1,558	384
	796	1,021	6,499	1,066	1,654	3,048	926

(*)	Each individual amount included herein does not exceed euro 50 million.

Engineering, construction and maintenance services are acquired on an arm’s length basis from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 18 million and euro 13 million in 2005 and 2006, respectively.

Most significant transactions concern:

•	provision of specialized services in upstream activities and payables for investment activities from Agip Kazakhstan North Caspian Operating Co NV, Eni Gas BV, Eni Oil Co Ltd, Karachaganak Petroleum Operating BV and Petrobel Belayim Petroleum Co; services are invoiced on the basis of incurred costs;
•	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with ASG Scarl, CEPAV (Consorzio Eni per l’Alta Velocità) Uno, Modena Scarl and Rodano Consortile Scarl, and relevant guarantees;
•	transportation and distribution activities with Azienda Energia e Servizi Torino SpA;
•	supply of oil products to Bernhard Rosa Inh. Ingeborg Plöchinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH, Cam Petroli Srl, Fox Energy SpA, Gruppo Distribuzione Petroli Srl and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;

•	acquisition of petrochemical products from Supermetanol CA and Super Octanos CA on the basis of prices referred to the quotations on international markets of the main oil products;
•	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV, Trans Austria Gasleitung GmbH and Transitgas AG;
•	guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
•	sale of natural gas with Gasversorgung Süddeutschland GmbH e Toscana Gas Clienti SpA;
•	guarantees given on behalf of Mangrove Gas Netherlands BV, RPCO Enterprises Ltd, Charville - Consultores e Serviços Lda and Eni Timor Leste SpA relating to bid bonds and performance bonds;
•	sale and acquisition of natural gas outside Italy with Promgas SpA;
•	acquisition of refining services from Raffineria di Milazzo ScpA on the basis of compensations related to incurred costs;
•	acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed;
•	sale and acquisition of natural gas and performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
•	sale of oil products with Alitalia;
•	sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity with Enel.

Financing transactions
Financing transactions in 2004 were as follows:

(million euro)	Dec. 31, 2004	2004

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Albacom SpA	22		88
Blue Stream Pipeline Co BV		2	768		29
EnBW - Eni Verwaltungsgesellschaft mbH			250
Raffineria di Milazzo ScpA			107
Spanish Egyptian Gas Co SAE			404		9
Trans Austria Gasleitung GmbH	389				9
Transmediterranean Pipeline Co Ltd	197				9
Other (*)	52	91	55	9	11
	660	93	1,672	9	67
Unconsolidated subsidiaries
Other (*)	71	54	2	4	2
	71	54	2	4	2
	731	147	1,674	13	69

(*)	Each individual amount included herein does not exceed euro 50 million.

Financing transactions in 2005 were as follows:

(million euro)	Dec. 31, 2005	2005

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		15	887
Raffineria di Milazzo ScpA			72
Spanish Egyptian Gas Co SAE			360
Trans Austria Gasleitung GmbH	386				12
Transmediterranean Pipeline Co Ltd	190				11
Other (*)	74	125	81	27	47
	650	140	1,400	27	70
Unconsolidated subsidiaries
Other (*)	79	30	34	1	2
	79	30	34	1	2
	729	170	1,434	28	72

(*)	Each individual amount included herein does not exceed euro 50 million.

Financing transactions in 2006 are as follows:

(million euro)	Dec. 31, 2006	2006

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		3	794	4	26
Raffineria di Milazzo ScpA			57
Spanish Egyptian Gas Co SAE			323
Trans Austria Gasleitung GmbH	41				6
Transmediterranean Pipeline Co Ltd	147				11
Other (*)	88	81	39	13	11
	276	84	1,213	17	54
Unconsolidated subsidiaries
Other (*)	95	25	2	1	4
	95	25	2	1	4
	371	109	1,215	18	58

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions in 2006 included:

•	bank debt guarantee given on behalf of Blue Stream Pipeline Co BV and cash deposit at Eni’s financial companies;
•	bank debt guarantee given on behalf of Raffineria di Milazzo ScpA and Spanish Egyptian Gas Co SAE;
•	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

Impact of transactions and positions with related parties on the balance sheet, net profit and cash flows
The impact of transactions and positions with related parties on the balance sheet, net profit and financial flows consists of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	17,902	1,344	7.51	18,799	1,027	5.46
Other current assets	369			855	4	0.47
Other non-current financial assets	1,050	258	24.57	805	136	16.89
Current financial liabilities	4,612	152	3.30	3,400	92	2.71
Trade and other payables	13,095	1,164	8.89	15,995	961	6.01
Other liabilities	613			634	4	0.63
Long-term debt and current portion of long-term debt	8,386	18	0.21	8,299	17	0.20
Other non-current liabilities	897			418	56	13.40

The impact of transactions with related parties on the profit and loss accounts consists of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	73,728	4,535	6.15	86,105	3,974	4.62
Purchases, services and other	48,567	3,429	7.06	57,490	2,720	4.73
Financial income	3,131	72	2.30	4,132	58	1.40
Financial expense	3,497	28	0.80	3,971	18	0.45

Transactions with related parties concern the ordinary course of Eni’s business and are mainly conducted on an arm’s length basis.

Main cash flows with related parties are as follows:

(million euro)	2005	2006

Revenues and other income	4,535	3,974
Costs and other expenses	(3,429)	(2,720)
Net change in trade and other receivables and liabilities	(221)	162
Dividends and net interests	345	790
Net cash provided from operating activities	1,230	2,206
Capital expenditures in tangible and intangible assets	(474)	(733)
Investments	(30)	(20)
Change in accounts payable in relation to investments	342	(276)
Change in financial receivables	2	343
Net cash used in investing activities	(160)	(686)
Change in financial liabilities	23	(57)
Net cash used in financing activities	23	(57)
Total financial flows to related parties	1,093	1,463

The impact of cash flows with related parties consists of the following:

(million euro)	2005	2006

Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	14,936	1,230	8.24	17,001	2,206	12.98
Cash used in investing activities	(6,815)	(160)	2.35	(7,051)	(686)	9.73
Cash used in financing activities	(7,824)	23	..	(7,097)	(57)	0.80

34 Significant non recurring events and operations

Non recurring charges consist of the following:

(million euro)	2005	2006

Italian Antitrust fine	(290)	(184)
Italian Authority for Electricity and Gas fine		(55)
	(290)	(239)

The Italian Antitrust fine of 2006 consists of: (i) a fine imposed by the Italian Antitrust Authority following the proceeding on supplies of jet fuel (euro 109 million); and (ii) inquiries concerning alleged anti-competitive agreements in the area of elastomers (euro 75 million). The fine imposed by the Authority for Electricity and Gas concerns an inquiry relating to the use of storage capacity in thermal year 2005-2006 (euro 45 million) and an inquiry relating to an information requirement on natural gas supplying prices (euro 10 million). The antitrust fine for 2005 concerns a fine imposed by the Italian Antitrust Authority on February 15, 2006 relating to an abuse of dominant position following the behaviors of Trans Tunisian Pipeline Co Ltd (TTPC). More information is included in Note 25 - Guarantees, commitments and risks - Legal Proceedings - Antitrust - TTPC.

Non recurring items were immaterial in 2004.

35 Positions or transactions deriving from atypical and/or unusual operations

In 2004, 2005 and in 2006 no positions or transactions deriving from atypical and/or unusual operations were reported.

36 Adjustment of the Consolidated Financial Statements to U.S. GAAP

As its shares are listed on the New York Stock Exchange, Eni files an Annual Report (Form 20-F) with the Securities and Exchange Commission (SEC). The Annual Report (Form 20-F) includes the adjustment of the Consolidated Financial Statements to U.S. GAAP. The following information is necessary to reconcile the Italian consolidated annual report for 2006 to generally accepted accounting principles in the United States (U.S. GAAP).

Summary of significant differences between IFRS and U.S. GAAP
Eni’s Financial Statements at December 31, 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Commission, which differ in certain aspects from U.S. GAAP. A description of the significant differences and their effects on net profit and shareholders’ equity is set forth in the following notes.

A) Consolidation policy
Eni’s consolidation policy is described under "Principles of consolidation" of the Notes to the Consolidated Financial Statements. In particular, under IFRS, the consolidated financial statements include also companies in which Eni holds less than 50% of the voting rights, but over which it exercises control in shareholders’ meetings.

Under U.S. GAAP, investments of less than 50% are accounted for by applying the equity method. Under U.S. GAAP, Saipem SpA and its subsidiaries are excluded from consolidation and are accounted for under the equity method. Under IFRS, Eni exercises control of Saipem SpA also without holding the majority of voting rights (43.54%) exercisable in shareholders’ meetings. During 2006 Saipem Projects SpA (100% Saipem SpA) acquired from Eni SpA 100% of Snamprogetti SpA that, as a result, has been excluded from consolidation; for U.S. GAAP purposes the gain on this sale was recognized in profit and loss account.

B) Exploration & production activities

Exploration
Consistent with IFRS, the international specific criteria have been applied for hydrocarbons exploration and production activities. In particular, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits and for the extension of existing permits, are capitalized and amortized over the expected period of benefit.

Under U.S. GAAP, costs relating to exploratory wells are initially capitalized as "incomplete wells and other" until it is determined if commercial quantities of reserves have been discovered ("successful efforts method"). After completion of drilling and evaluation of the well, the capitalized costs are either charged to expense or reclassified as part of Eni’s proved mineral interests. Costs of exploratory wells that have found commercially producible quantities of reserves that cannot be classified as proved remain capitalized after the completion of drilling if: (i) such wells have found a sufficient quantity of reserves to justify completion as a producing wells; and (ii) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well is assumed to be impaired, and its costs, net of any salvage value, are charged to expense. Capitalized well costs related to proved properties are amortized over proved developed reserves on the basis of units of production. Other exploration costs, including geological and geophysical surveys, are expensed when incurred.

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas. Costs to operate and maintain wells and field equipment are expensed as incurred.

Under IFRS, costs of unsuccessful development wells are expensed immediately as loss on disposal. Costs of successful development wells are capitalized and amortized using UOP.

Under U.S. GAAP, costs of productive wells and development dry holes, both tangible and intangible, are capitalized and amortized using the UOP method.

C) Valuation of assets and subsequent revaluation
Both IFRS and U.S. GAAP require that recoverability of carrying value of tangible and intangible assets with a definite useful life is checked using similar criteria, with the exception of the following aspects.

Under IFRS, in order to determine whether an impairment exists, the book value of an asset is compared with its recoverable amount which is represented by the greater of fair value, net of disposal costs and value in use which is calculated by discounting estimated cash flows arising from the use of the asset and its sale at the end of its useful life. Impairment losses of assets different from goodwill are reversed when the situation giving rise to an impairment ceases to exist.

Under U.S. GAAP, the recoverability of the value of an asset used in the production process is first checked by comparing the carrying amount with the sum of undiscounted cash flows expected from use of the asset and its disposal at the end of its useful life. Only if the result of this first check is negative does the entity write the asset down using discounted future cash flows. Under U.S. GAAP reversals of impairment losses are not permitted.

D) Deferred tax assets and liabilities
Under IFRS, taxes payable relating to certain potential distributions from retained profits and other reserves or upon liquidation of a company are accrued only to the extent such distributions are planned.

Under U.S. GAAP, deferred tax liabilities are recognized regardless of expected distribution of dividends or the disposal of investments. However, U.S. GAAP does not require the accrual of deferred taxes when the investment is a foreign subsidiary and there is sufficient evidence that profits will remain permanently invested in the entity.

The adjustment included in Note 37 - Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP, concerns the recognition of deferred taxes on retained profits and other reserves regardless of their expected distribution and are measured taking into account the exception provided for foreign subsidiaries. Tax adjustments include also deferred tax assets and liabilities recognized on other adjustments to U.S. GAAP.

E) Intangible assets
Under U.S. GAAP, intangible assets include the recording, separately from goodwill, of assets acquired in or following business combinations arising from legal or contractual rights regardless of their ability to be transferred and of other assets owned by the entity that can be transferred individually or together with other assets and liabilities. If such intangible assets have definite lives they are amortized by the straight line method over their useful lives.

IFRS are consistent with U.S. GAAP. However, considering that in the first application of IFRS, Eni has decided not to restate business combinations, the value of the intangible assets described is recorded in the item "Goodwill".

Both under U.S. GAAP and IFRS, goodwill and intangible assets with an indefinite useful life are not amortized; the carrying amount of these assets is reviewed annually for impairment. Such accounting principles have been adopted starting from January 1, 2002 for U.S. GAAP and January 1, 2004 for IFRS. The adjustments for the reconciliation of the shareholders’ equity included in Note 37 - Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP, concern the reversal of the amortization of goodwill for the years 2002 and 2003.

F) Inventories
Under U.S. GAAP, crude oil, petroleum products and natural gas inventories are calculated using the LIFO method.

Under IFRS the LIFO method is not permitted.

G) Provisions for employee benefits
Both under U.S. GAAP and IFRS liabilities related to defined benefit plans and long-term employee benefits are determined by adopting actuarial assumptions. The application of the corridor approach is allowed. Under the corridor approach the actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the profit and loss account, proportionally through the residual average working life of the employees participating to the plan, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of liabilities and 10% of the fair value of the plan assets.

Under IFRS, following the application of the corridor approach, the liability for employee benefits is recognized in the caption "Provisions for employee benefits" and excludes actuarial incomes and losses not charged to the profit and loss account. Plan assets are measured on the basis of their expected return.

Under U.S. GAAP plan assets are measured on the basis of their effective return. The actuarial liability recognized in the balance sheet includes the total amount of incomes and losses deriving from changes in actuarial assumptions; changes of liabilities relating to actuarial incomes and losses not accounted in the profit and loss account are recognized, net of the related deferred tax effect with a corresponding entry to the item of the shareholders’ equity "Other comprehensive income"10. In the following periods, the actuarial incomes and losses "suspended" in other comprehensive income are recognized in the profit and loss account according to the corridor method.

_______________

(10)	The difference between IFRS and U.S. GAAP takes into consideration the adoption of SFAS 158 "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS); the effects of the adoption of SFAS 158 are described in the paragraph "Changes in accounting principles".

37 Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP

The following is a summary of the significant adjustments to net profit of 2004, 2005 and 2006 and to shareholders’ equity as of December 31, 2005 and as of December 31, 2006 that would be required if U.S. GAAP had been applied instead of IFRS in the Consolidated Financial Statements.

(million euro)	2004	2005	2006

Net profit pertaining to Eni according to the Financial Statements prepared under IFRS	7,059	8,788	9,217
Items increasing (decreasing) reported net profit:
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	(1)		(1)
B. successful-efforts accounting	(82)	47	359
C. elimination of asset impairments and revaluations	5		36
D. deferred income taxes	(21)	(279)	(120)
E. assets associated to the acquisition of a company (portfolio of clients)	(5)	(5)	(5)
F. valuation of inventories	(316)	(956)	267
Gain on disposal of Snamprogetti SpA to Saipem Projects SpA (*)			252
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	34	12	1
Other adjustments	(280)	(3)	(4)
Effect of U.S. GAAP adjustments on minority interest (a)	8	(21)	3
Net adjustment	(658)	(1,205)	788
Net profit in accordance with U.S. GAAP	6,401	7,583	10,005
Basic profit per share (b)	1.70	2.02	2.71
Diluted profit per share (b)	1.70	2.01	2.70
Basic profit per ADR (based on two shares per ADR) (b)	3.39	4.03	5.41
Diluted profit per ADR (based on two shares per ADR) (b)	3.39	4.03	5.41

(*)	For U.S. GAAP purposes Eni SpA’s investment in Saipem SpA is accounted for under the equity method. During the year Eni SpA sold Snamprogetti SpA to Saipem SpA which resulted in a gain on sale. A portion of this gain was recognized in net profit in accordance with U.S. GAAP equal to the portion of the gain derived from interests held in Saipem SpA by parties external to the Eni Group. Under IFRS Saipem SpA is fully consolidated and, therefore, no gain was recognized. An adjustment was made under IFRS within equity to reflect the change in minority interests resulting from this transaction.
(a)	Adjustment to account for minority interest portion of differences A through F, which includes 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.
(b)	Amounts in euro.

In 2004, other adjustments relate to other reconciling items between IFRS and U.S. GAAP mainly in respect of the accounting of the derivative financial instruments, which in 2004 were not accounted for under fair value accounting method as permitted under IFRS first application exemption.

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Shareholders’ equity pertaining to Eni according to the Financial Statements prepared under IFRS	36,868	39,029
Items increasing (decreasing) reported shareholders’ equity (a)
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	37	33
B. successful-efforts accounting	2,504	2,672
C. elimination of assets impairments and revaluations	230	311
D. deferred income taxes	(3,415)	(3,495)
E. goodwill	811	786
E. assets associated with the acquisition of a company (portfolio of clients)	(16)	(22)
F. valuation of inventories	(2,036)	(1,769)
G. provisions for employees benefits		(32)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	173	169
Other adjustments		2
Effect of U.S. GAAP adjustments on minority interest (b)	(31)	(28)
Net adjustment	(1,743)	(1,373)
Shareholders’ equity in accordance with U.S. GAAP	35,125	37,656

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at the exchange rate prevailing at the end of each period.
(b)	Adjustment to account for minority interest portion of differences A through G, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

ASSETS
Current asset
Cash and cash equivalent	1,121	3,685
Other financial assets for trading or available for sale	1,484	970
Trade and other receivables	17,971	18,568
Inventories	1,929	2,721
Current tax assets	575	447
Other current assets	387	877
Total current assets	23,467	27,268
Non-current assets
Property, plant and equipment	43,868	42,924
Other assets		629
Inventories - compulsory stock	1,462	1,273
Intangible assets	5,244	6,057
Investments accounted for using the equity method	4,589	4,305
Other investments	416	353
Other financial assets	1,105	860
Deferred tax assets	1,847	1,145
Other non-current receivables	979	992
Total non-current assets	59,510	58,538
TOTAL ASSETS	82,977	85,806
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	4,916	4,032
Current portion of long-term debt	809	890
Trade and other payables	11,552	13,201
Taxes payable	3,296	2,671
Other current liabilities	648	720
Total current liabilities	21,221	21,514
Non-current liabilities
Long-term debt	7,229	6,646
Provisions for contingencies	7,615	8,553
Provisions for employee benefits	939	937
Deferred tax liabilities	8,370	8,762
Other non-current liabilities	1,015	417
Total non-current liabilities	25,168	25,315
TOTAL LIABILITIES	46,389	46,829
SHAREHOLDERS’ EQUITY
Minority interests	1,463	1,321
Eni shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (the same amount as of December 31, 2005)	4,005	4,005
Other reserves	27,753	29,020
Net profit	7,583	10,005
Treasury shares	(4,216)	(5,374)
Eni shareholders’ equity	35,125	37,656
Total shareholders’ equity	36,588	38,977
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	82,977	85,806

Property, plant and equipment determined under U.S. GAAP consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Property, plant and equipment, gross:
- Exploration & Production	47,891	47,852
- Gas & Power	21,514	22,304
- Refining & Marketing	9,059	10,939
- Petrochemicals	3,923	3,940
- Engineering & Construction	72
- Other activities	1,175	1,105
- Corporate and financial companies	441	321
- Elimination of intra-group profits	(88)	(56)
	83,987	86,405
Accumulated depreciation and amortization:
- Exploration & Production	22,790	24,265
- Gas & Power	7,754	8,204
- Refining & Marketing	5,503	7,111
- Petrochemicals	2,715	2,751
- Engineering & Construction	56
- Other activities	1,060	1,012
- Corporate and financial companies	245	144
- Elimination of intra-group profits	(4)	(6)
	40,119	43,481
Property, plant and equipment, net:
- Exploration & Production	25,101	23,587
- Gas & Power	13,760	14,100
- Refining & Marketing	3,556	3,828
- Petrochemicals	1,208	1,189
- Engineering & Construction	16
- Other activities	115	93
- Corporate and financial companies	196	177
- Elimination of intra-group profits	(84)	(50)
	43,868	42,924

Property, plant and equipment by segment as at December 31, 2005 have been reclassified on the basis of the new subdivision within segments. These reclassification concern Exploration & Production, Other activities and Corporate and financial companies.

Operating profit (loss) by industry segment and profit before income taxes, as determined under U.S. GAAP, would have been as follows:

(million euro)	2004	2005	2006

Operating profit (loss) by industry segment
Exploration & Production	7,963	12,690	15,784
Gas & Power	3,371	3,237	3,681
Refining & Marketing	811	881	605
Petrochemicals	281	202	216
Engineering & Construction	(52)	1
Other activities	(406)	(967)	(622)
Corporate and financial companies	(229)	(375)	(296)
Elimination of intra-group profits		(141)	(23)
	11,739	15,528	19,345
Net profit before income taxes	12,324	16,281	20,784

Operating profit (loss) by industry segment for the periods 2004 and 2005 have been reclassified on the basis of the new subdivision within segments. These reclassification concern Exploration & Production, Other activities and Corporate and financial companies.

38 Additional financial statement disclosures required by U.S. GAAP and the SEC

Charges related to asset retirement obligations (SFAS 143)
Changes in provisions for asset retirement obligations during the year were:

(million euro)	2004	2005	2006

Provision for asset retirement obligations as of January 1	1,950	1,959	2,646
New obligations incurred during the year	193	311	12
Accretion discount	80	106	112
Revisions of previous estimates	40	277	1,229
Spending on existing obligations	(32)	(107)	(112)
Property dispositions	(234)
Foreign currency translation	(36)	110	(101)
Other adjustments	(2)	(10)	(16)
Provision for asset retirement obligations as of December 31	1,959	2,646	3,770

Revisions of previous estimates were made in connection with higher estimated costs for the retirement and removal of assets pertaining to certain fields located mainly in Italy, Libya and Norway.

In March 2005, the FASB issued FASB interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations - An interpretation of FASB Statement No. 143" (FIN 47), which was effective for the company on December 31, 2005. In adopting FIN 47, the company did not recognize any additional liabilities for conditional retirement obligations.

Income taxes in accordance with U.S. GAAP
The following information is presented according to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Domestic and foreign components of pre-tax income were as follows:

(million euro)	2004	2005	2006

Domestic	5,468	4,727	6,190
Foreign	6,856	11,554	14,594
	12,324	16,281	20,784

The provisions for income taxes were as follows:

(million euro)	2004	2005	2006

Current	4,470	7,217	9,130
Deferred	1,112	1,116	1,354
	5,582	8,333	10,484

The reconciliation of income taxes calculated under Italian tax regulation by applying a 33% rate (Ires - national corporate income tax) to pre-tax income and a 4.25% rate (Irap - regional income tax) to net value of production as provided for by Italian laws, to the income taxes recorded on a U.S. GAAP basis is as follows:

(million euro)	2004	2005	2006

Income before tax in accordance with U.S. GAAP	12,324	16,281	20,784
Italian statutory tax rate (state and local) (%)	38.3	37.9	37.6
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate	4,714	6,176	7,812
Effect of items increasing (decreasing) the Italian statutory tax rate:
- increase (decrease) in tax effect of foreign operations	835	1,946	2,770
- taxes on distributable reserves	446	252	11
- permanent differences	(143)	131	(75)
- revaluation of deferred tax assets	(218)	(52)	(20)
- benefits deriving from the application of favorable tax laws	(8)	(11)	(14)
- other	(44)	(109)
	5,582	8,333	10,484

Net deferred tax liabilities
The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Deferred tax liabilities:
- accelerated depreciation	6,006	6,932
- distributable reserves subject to taxes in case of distribution	3,212	3,223
- asset retirement costs	376	724
- successful efforts method accounting	690	522
- excess cost paid for the acquisition of consolidated investments	485	431
- capitalization of interest expense	245	232
- provisions for uncollectible receivables	84	85
- provisions for contingencies	50	47
- gains taxable in the future	34	23
- other	775	805
	11,957	13,024
Deferred tax assets:
- accruals for impairment losses on receivables and contingencies	(1,949)	(2,555)
- revaluation of assets in accordance with Law No. 342/2000 and No. 448/2001	(1,186)	(1,028)
- depreciation and amortization of assets	(904)	(749)
- tax losses carryforwards	(510)	(337)
- impairment losses on assets and inventories	(135)	(120)
- expense on investments	(237)	(67)
- other	(1,062)	(927)
	(5,983)	(5,783)
Less:
- valuation allowance	549	376
	(5,434)	(5,407)
Net deferred tax liabilities	6,523	7,617

The valuation allowance relates to deferred tax assets of euro 376 million (euro 549 million at December 31, 2005) of consolidated companies whose expected future fiscal profits are not considered sufficient for the utilization of these assets.

Tax loss carryforwards
The difference in tax loss carryforwards between IFRS and U.S. GAAP relates to the companies which are consolidated under IFRS (see Note 22 - Deferred tax liabilities), but excluded from consolidation according to U.S. GAAP.

Investments
At December 31, 2005 and 2006, investments accounted for under the equity method of euro 4,589 million and euro 4,305 million, respectively, included shares of Saipem SpA, which is listed on the Italian stock exchange. The following information includes its fair value:

Number of Eni shares	Equity ratio (%)	Share price (euro)	Market value (million euro)

December 31, 2005
Saipem SpA	189,423,307	43.26	13.79	2,613
December 31, 2006
Saipem SpA	189,423,307	43.54	19.71	3,734

In 2004, 2005 and 2006, Saipem SpA was included in the consolidation under IFRS, while, under U.S. GAAP, it is valued under the equity method. Information about Saipem SpA and its subsidiaries (as indicated in Saipem consolidated financial statements), that include Snamprogetti SpA acquired by Saipem in 2006 (see Note 36 - Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP - A), representing a 100% share of the companies, is as follows:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Total assets:	5,968	9,531
- current	3,101	6,087
- non current	2,867	3,444
Total liabilities:	4,325	7,946
- current	3,633	6,664
- non current	692	1,282

(million euro)	2004	2005	2006

Net sales from operations	4,306	4,528	7,517
Operating profit	328	365	599
Net profit	235	255	384

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

Eni owns a storage system, made up by eight depleted fields, which is used for the modulation of supply in accordance with seasonal swings in demand (natural gas is stored in the summer and used in the winter), as strategic reserve to ensure supply and to support domestic production through mineral storage. Storage assets are owned by Stoccaggi Gas Italia (Eni 100%), a company constituted in accordance with Law Decree No. 164/2000 that introduced laws for the liberalization of the Italian natural gas market.

GAS & POWER: Eni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy through its Gas & Power Division, which was constituted by the incorporation of Snam SpA into Eni SpA in 2002, and through certain subsidiaries. Approximately 92% of total purchases are purchased from foreign sources (primarily Algeria, Russia, the Netherlands and Norway) under long-term contracts, which contain take-or-pay provisions, and transported to Italy through a network of over 4,300 kilometers of international pipelines of which Eni owns the transmission rights.

The remaining purchases in Italy are obtained principally from domestic gas produced by Eni’s Exploration & Production segment. Through an approximately 30,800-kilometer long network (corresponding approximately to 96% of the Italian domestic natural gas network), Eni supplies natural gas to residential and commercial users (civil market), industrial users and the power generation segment. Snam Rete Gas (Eni 53.39%), that was constituted in accordance with Law Decree No. 164/2000, owns the pipelines network used by Eni. Snam Rete Gas, a company listed on the Italian Stock Exchange, engages in natural gas transportation activities also for other operators of the segment. Following the merging of Italgas Più, Eni supplies natural gas directly to approximately five million customers in the residential and commercial segment. Through Italgas (Eni 100%), Eni is engaged in domestic distribution of natural gas in Italy through an approximately 48,000-kilometer long network.

Eni is engaged in distribution and sale of natural gas to residential and commercial customers outside Italy, in Argentina through Distribuidora de Gas Cuyana, in Hungary through Tigáz and in Slovenia through Adriaplin.

Legislative Decree No. 164/2000 introduced laws for the liberalization of the Italian natural gas market with great impact on Eni’s activities, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:

•	total free market after 2003;
•	until December 31, 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, by January 1, 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network in order to sell it. This percentage decreases by two percentage points per year until it reaches 61% in 2009; and (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of own consumption and, in case of sales, also net of losses. In 2006 Eni’s presence in the Italian natural gas market was in accordance with the above limitations;
•	tariffs for transport infrastructure, storage, use of LNG terminals and distribution networks are set by the Authority for Electricity and Gas;
•	third parties are allowed to access natural gas infrastructure according to set conditions.

Eni through EniPower SpA (Eni 100%) and subsidiaries is engaged in managing Eni’s electricity business at the power plants located in the Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara industrial sites with installed capacity of 4.5 gigawatts and a production sold of 24.82 terawatthours. The demand for gas and fuel oils of EniPower’s stations is met by Eni supplies.

REFINING & MARKETING: Eni, through its Refining & Marketing Division, which was constituted by the incorporation of AgipPetroli SpA in Eni SpA in 2002 and certain subsidiaries, engages in petroleum refining and marketing activities primarily in Italy and Europe. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately 56% of crude oil sold is purchased from Eni’s Exploration & Production segment, the rest is purchased from producing countries pursuant to purchase contracts (28%) and in spot markets (16%). Approximately 58% of the purchased crude oil is refined. 35.9% of oil refined derives from the production of Eni’s Exploration & Production segment.

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

ENGINEERING & CONSTRUCTION: through Saipem SpA (Eni 43%), a company listed on the Italian Stock Exchange, and its subsidiaries, Eni is engaged in construction and drilling services to customers in the oil and gas industries and is a provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At December 31, 2006, 20% of the order backlog related to orders from Eni Group companies.

Disclosure in accordance with SFAS No. 107
In accordance with SFAS No. 107, fair value of Eni’s long-term debt (including the current portion) amounted to euro 7,652 million and euro 8,384 million at December 31, 2006 and 2005, respectively.

Accounting for suspended well costs
Effective January 1, 2005 Eni adopted Position FAS 19-1 (FSP 19-1), "Accounting for Suspended Well Costs". FSP 19-1 amended Statement of Financial Accounting Standards No. 19 (FAS 19) "Financial Accounting and Reporting by Oil and Gas Producing Companies". Following adoption of FSP 19-1, Eni temporarily capitalized exploratory drilling costs pending determination of whether the well has found proved reserves if both of the following conditions are met: (a) the well has found a sufficient quantity of reserves to justify, if appropriate, its completion as a producing well; and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. FSP 19-1 provided a number of indicators needing to be present to demonstrate sufficient progress was being made in assessing the reserves and economic viability of the project. Among these indicators are: (i) costs are being incurred to assess the reserves and their potential development; (ii) existence (or active negotiations) of sales contracts with customers for oil and natural gas; and (iii) existence of firm plans, established timetables or contractual commitments, which may include seismic testing and drilling of additional exploratory wells. The disclosures and discussion below address those suggested in FSP 19-1.

The following table reflects the net changes in capitalized exploratory well costs during 2006, 2005 and 2004:

(million euro)	2004	2005	2006

Capitalized exploratory well costs as at January 1	570	513	551
Addition pending determination of proved reserves	185	128	384
Amount previously capitalized expended during the year	(54)	(96)	(64)
Reclassification to wells, facilities and equipment based on the determination of proved reserves	(72)	(67)	(45)
Property dispositions	(79)	(1)	(3)
Foreign exchange changes	(37)	74	(71)
Capitalized exploratory well costs as at December 31	513	551	752

The following table provides an analysis of capitalized exploratory well costs based on the date the drilling was completed:

2004	2005	2006

euro million	No. of Eni’s net wells (*)	euro million	No. of Eni’s net wells (*)	euro million	No. of Eni’s net wells (*)

< 1 year	156	11.14	148	9.35	360	15.54
1 to 3 years	318	27.55	323	24.09	272	13.71
3 to 8 years	39	3.80	80	5.53	120	11.27
	513	42.49	551	38.97	752	40.52

(*)	Net well is the sum of the fractional working interest owned in gross wells.

The following table provides, based on the date the drilling was completed, the capitalized costs and the related net well number at year end 2006, 2005 and 2004 divided by category of projects of exploratory activity:

2004	2005	2006

euro million	No. of Eni’s net wells (*)	euro million	No. of Eni’s net wells (*)	euro million	No. of Eni’s net wells (*)

Project with wells drilled in the past 12 months	156	11.14	148	9.35	360	15.54
Project with recent or planned exploratory activity	283	21.94	344	21.21	307	15.18
Project with exploration activities already underway or firmly planned:
- future exploration drilling	147	10.29	159	9.37	186	9.79
- other exploratory activities	135	11.65	185	11.84	121	5.39
Project with completed exploratory activity	75	9.41	59	8.41	85	9.80
Project progressing towards commercialization/sanctioning	61	8.32	45	6.22	63	7.00
Project waiting finalization of development facilities	14	1.09	14	2.19	22	2.80
Total/Number of wells at the year end	513	42.49	551	38.97	752	40.52

(*)	Net well is the sum of the fractional working interest owned in gross wells.

At the end of 2006 of the euro 752 million of exploratory suspended costs, approximately euro 360 million related to the 15.54 Eni’s net wells for which the drilling was completed in one year or less. Of the remaining euro 392 million, related to the 24.98 Eni’s net wells suspended for more than one year since the completion of drilling, 78% was associated with projects for which exploration activity is still ongoing.

Changes in accounting principles
In September 2005, the Emerging Issues Task Force ("EITF") issued Issue No. 04-13 ("EITF 04-13"), "Accounting for Purchases and Sales of Inventory with the Same Counterparty". The EITF concluded that inventory purchases and sales transactions with the same counterparty should be combined for accounting purposes if they were entered into in contemplation of each other. The EITF provided indicators to be considered for purposes of determining whether such transactions are entered into in contemplation of each other. Guidance was also provided on the circumstances under which non-monetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 became effective in reporting periods beginning after March 15, 2006. Eni adopted EITF 04-13 starting from April 1, 2006. The adoption of EITF 04-13 did not have material effect on Eni’s Consolidated Financial Statements according to U.S. GAAP.

Effective January 1, 2006, the Company adopted SFAS No. 123-R, "Share-Based Payment" ("SFAS 123R"), using the modified prospective method. SFAS 123R establishes the accounting for equity instruments exchanged for employee services. Under SFAS 123R, share-based compensation cost is measured at the grant date based on the calculated fair value of the award. The expense is recognized over the employees’ requisite service period, generally the vesting period of the award. SFAS 123R also requires the related excess tax benefit received upon exercise of stock options or vesting of restricted stock, if any, to be reflected in the statement of cash flows as a financing activity rather than an operating activity. The adoption of this standard did not have material effect on Eni’s Consolidated Financial Statements according to U.S. GAAP.

As of December 31, 2006, Eni applies SFAS 158 which requires that the provision for employees benefits equals the total actuarial liability and therefore includes the total amount of income and loss resulting from changes in actuarial assumptions. Actuarial income and loss not accounted in the profit and loss account are recognized, net of the related fiscal effect, with a corresponding entry to the item of the shareholders’ equity "Other comprehensive income". In the following periods, the actuarial profits and losses "suspended" in other comprehensive income are recognized in the profit and loss account according to the corridor method.

The effect of the adoption of SFAS 158 consist in the following:

(million euro)

Net actuarial losses at December 31, 2005	128
Net actuarial losses recognized in 2006 profit and loss account	(28)
Change in net actuarial losses	(65)
Change in consolidation	(3)
Net actuarial losses at December 31, 2006	32

Actuarial losses expected to be recognized in profit and loss account during 2007 amount to euro 3 million.

Recent accounting principles
In June 2006, FASB issued Interpretation No. 48 "Accounting for uncertainty in income taxes" (FIN 48) that prescribes criteria for recognition and measurement of entity’s tax benefits ("tax positions") which present uncertainty regards of being realized. The requirements of FIN 48 prescribe that an entity shall recognize in financial statements defined tax positions only when is considered "more likely than not" that their positive effects will be realized. The value of the tax position that shall be recognized in financial statements is measured at the largest amount of benefit that is greater than 50% likely of being realized.

Eventual differences between tax positions taken in a tax return and amounts recognized in the financial statements represent liabilities to be recognized in balance sheet. FIN 48 is effective starting from January 1, 2007.

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157 "Fair value measurement" (SFAS 157). SFAS 157 establishes a framework that applies when U.S. GAAP require fair value measurements of asset and liabilities. According to SFAS 157, fair value is measured mainly on the assumptions used by market participants rather than entity internal assumptions. The use of entity internal assumptions is allowed only for situations in which there are no information readily available on the market; therefore, in this circumstance, the entity adapts its internal assumptions to those used by market participants. SFAS 157 establishes a fair value "hierarchy" articulated on three level according to the different quality of input used in the measurement. SFAS 157 is effective starting from January 1, 2008.

In February 2007, FASB issued Statement of Financial Accounting Standard No. 159 "The Fair Value option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" (SFAS 159). SFAS 159, in order to permit consistent measurement of assets and liabilities connected, reducing volatility of financial results, provides the option to evaluate certain financial and non financial asset and liabilities at fair value (fair value option). The decision of apply fair value option is irrevocable. SFAS 159 is effective starting from January 1, 2008.

Eni presently is analyzing the recent accounting principles and, at the moment, is not able to determine if their adoption will have a significant effect on Eni’s Consolidated Financial Statements according to U.S. GAAP.

Subsequent events
Under IFRS the subsequent event period is between the balance sheet date and the date the financial statements are authorized for issue. The financial statements were authorized for issue by Eni’s Board of Directors on March 29, 2007. Following the U.S. approach, the subsequent events period for the financial statements contained within Form 20-F extends, in practice, to the date Form 20-F is filed with the SEC. The following subsequent event information is provided following the U.S approach.

On February 22, 2007 Eni agreed to acquire certain onshore exploration and production assets operated by Maurel & Prom, entailing a cash consideration of $1,434 million. This transaction includes the producing fields of M’Boundi (48.6%) and Kouakouala A (66.7%) and most of the interests in permit Le Kouilou (50%). Such assets were subject to a pre-emption right in favor of Burren Energy, partner of Maurel & Prom. Subsequently, Eni and Burren Energy reached an agreement providing for Burren Energy’s waiver of the exercise of its pre-emption right and Eni’s sale to this company of a 5.5% interest in the M’Boundi concession and a 2% stake in the Le Kouilou exploration permit under the same economic terms as the acquisition from Maurel & Prom, entailing cash proceeds of $154 million. Eni retains the operatorship and participating interests of 43.1% and 48% in the M’Boundi concession and Le Kouilou exploration permit, respectively. This transaction was finalized at the end of May 2007.

On April 4, 2007 Eni, through the partnership in EniNeftegaz (60% Eni, 40% Enel SpA) acquired Lot 2 in the Yukos liquidation procedure for a total price of $5.83 billion (Eni’s share being U.S. $5 billion). Lot 2 includes: 100% of OAO Arctic Gas Co, 100% of ZAO Urengoil Inc and 100% of OAO Neftegaztechnologia. These three companies own 5 gas and condensate fields and parts of other fields in the Yamal Nenets (YNAO) region, large gas producing region. Management believes these three companies to have significant oil and gas resource. Eni and Enel have offered Gazprom an option to acquire a 51% interest in these companies within two years. In the event that Gazprom exercises its call option, the assets will be operated through a joint venture between Eni and Gazprom which will have access to Eni’s technologies. Lot 2 includes also various minor assets that will be sold or liquidated and 20% of OAO Gazprom Neft which will be wholly owned by Eni. Eni offered Gazprom an option to acquire a 20% interest in OAO Gazprom Neft within two years, at a total price of $3.7 billion, in addition to financial expenses related to the acquisition. These agreements are an additional step in implementing the strategic partnership between Eni and Gazprom signed in November 2006, under which the two companies established an alliance to develop upstream, midstream and downstream energy projects inside and outside of Russia.

On April 30, 2007 Eni agreed to acquire the Gulf of Mexico upstream activity of Dominion Resources at the agreed price of $4,757 million including exploration assets for $680 million. The transaction includes production, development and exploration assets located in deepwater Gulf of Mexico. Starting from the second half of 2007 up to 2010, production from the acquired assets is expected to average approximately 75 KBOE/d. In addition, Eni will enhance its portfolio in the Gulf of Mexico thanks to new leases with significant exploration potential; approximately 60% of these leases are operated. The transaction is subject to government approvals, expiration of certain preferential purchase rights which apply to a small portion of the acquired assets and to other customary conditions precedent. Closing is expected on July 2, 2007.

On May 11, 2007 the European Commission has decided to open anti-trust proceedings against Eni based on information obtained during inspections carried out in 2006 at headquarters of Eni and of certain Eni subsidiaries. These proceedings against Eni intend to verify the possible existence of any business conducts breaching European competition rules in the form of preventing access to the Italian natural gas wholesale market and to subdivide the market among few operators in the activity of supply and transport of natural gas.

Particularly, the European Commission alleged that Eni might have: (i) adopted commercial practices that constitute barriers to access to the Italian market for the wholesale supply of natural gas, taking account Eni long-term purchase contracts, also by subdividing the market among few operators; and (ii) engaged a majority share of the transport capacity of certain international gaslines, preventing third parties from accessing said infrastructures. Furthermore, the European Commission alleged that Eni might have delayed or annulled certain plans for the upgrading of the international transport infrastructure, despite the significant demand for access by third parties. These suspected practices constitute possible infringements of Article 82 of the EC Treaty. The initiation of proceedings does not imply that the Commission has conclusive proof of an infringement. The Commission will conduct an in-depth investigation of the case as a matter of priority. There is no strict deadline to complete inquiries into anticompetitive conduct. If the existence of the alleged anti-competitive practices is confirmed, the European Commission could fine Eni. At present, management is not able to assess the potential impact on Eni’s results of operations and financial condition deriving from an unfavorable outcome of this matter.

On May 28, 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Courts of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian criminal law,starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regard, inter alia, the offence contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the start of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. The Group companies are cooperating with the Authorities in the investigations. At present, management is not able to assess the potential impact on Eni’s results of operations and financial condition deriving from an unfavorable outcome of this matter.

Supplemental oil and gas information (unaudited)
The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures about Oil & Gas Producing Activities". Amounts related to minority interests are not significant. The amounts disclosed thereof are prepared in accordance with U.S. GAAP.

Capitalized costs
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (a)

Dec. 31, 2004
Proved mineral interests (b)	9,056	7,192	6,288	7,198	7,698	37,432
Unproved mineral interests		272	70	561	1,103	2,006
Support equipment and facilities	252	1,056	209	33	75	1,625
Incomplete wells and other	662	468	1,038	397	882	3,447
Gross capitalized costs	9,970	8,988	7,605	8,189	9,758	44,510
Accumulated depreciation, depletion and amortization	(6,416)	(3,887)	(3,907)	(3,733)	(3,252)	(21,195)
Net capitalized costs	3,554	5,101	3,698	4,456	6,506	23,315
Dec. 31, 2005
Proved mineral interests (b)	9,756	9,321	8,733	8,350	9,463	45,623	435
Unproved mineral interests	33	197	134	413	1,265	2,042	55
Support equipment and facilities	253	1,385	272	33	93	2,036	9
Incomplete wells and other	657	638	728	221	1,895	4,139	53
Gross capitalized costs	10,699	11,541	9,867	9,017	12,716	53,840	552
Accumulated depreciation, depletion and amortization	(6,888)	(5,113)	(5,193)	(4,619)	(4,697)	(26,510)	(316)
Net capitalized costs	3,811	6,428	4,674	4,398	8,019	27,330	236
Dec. 31, 2006
Proved mineral interests (b)	10,780	9,335	8,476	8,790	9,424	46,805	436
Unproved mineral interests	33	132	385	460	1,106	2,116	35
Support equipment and facilities	287	1,238	451	33	98	2,107	8
Incomplete wells and other	655	599	812	300	2,248	4,614	51
Gross capitalized costs	11,755	11,304	10,124	9,583	12,876	55,642	530
Accumulated depreciation, depletion and amortization	(7,184)	(5,403)	(5,402)	(5,345)	(5,187)	(28,521)	(311)
Net capitalized costs	4,571	5,901	4,722	4,238	7,689	27,121	219

(a)	Starting from 2005 includes data related to joint venture and affiliates accounted under the equity method.
(b)	Includes capitalized costs for wells and facilities related to proved reserves.

Costs incurred
Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Costs incurred by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (a)

2004
Exploration	64	104	71	66	194	499
Development (b)	431	965	881	391	1,407	4,075
Total costs incurred	495	1,069	952	457	1,601	4,574
2005
Proved property acquisitions	19		16		99	134
Unproved property acquisitions	13		44		99	156
Exploration	45	153	75	127	264	664	18
Development (b)	644	960	909	528	1,396	4,437	31
Total costs incurred	721	1,113	1,044	655	1,858	5,391	49
2006
Proved property acquisitions	139	10				149
Unproved property acquisitions					3	3
Exploration	128	270	471	174	305	1,348	26
Development (b)	1,120	893	963	538	1,365	4,879	31
Total costs incurred	1,387	1,173	1,434	712	1,673	6,379	57

(a)	Starting from 2005 includes data related to joint venture and affiliates accounted under the equity method.
(b)	Includes for assets retirement obligations pursuant to SFAS 143 "Accounting for asset retirement obligations" euro 233 million of costs capitalized during 2004, euro 588 million for 2005 and euro 1,241 million for 2006.

Results of operations from oil and gas producing activities
Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated to such activities including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production. Results of operations from oil and gas producing activities by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (a)

2004
Revenues
Sales to consolidated entities	2,633	1,868	2,762	2,083	508	9,854
Sales to third parties	148	1,364	306	709	2,086	4,613
Total revenues	2,781	3,232	3,068	2,792	2,594	14,467
Production costs	(223)	(292)	(322)	(405)	(289)	(1,531)
Production taxes	(118)	(91)	(379)	(13)	(163)	(764)
Exploration expenses	(57)	(47)	(71)	(93)	(155)	(423)
D.D. & A. and provision for abandonment (b)	(489)	(437)	(482)	(687)	(849)	(2,944)
Other income and (expenses)	(98)	(368)	(216)	97	(208)	(793)
Accretion discount (SFAS 143)	(37)	(5)	(17)	(15)	(6)	(80)
Pretax income from producing activities	1,759	1,992	1,581	1,676	924	7,932
Income taxes	(632)	(994)	(945)	(948)	(305)	(3,824)
Results of operations from E&P activities	1,127	998	636	728	619	4,108
2005
Revenues
Sales to consolidated entities	3,133	2,813	4,252	2,707	828	13,733
Sales to third parties	161	2,579	394	889	2,883	6,906	106
Total revenues	3,294	5,392	4,646	3,596	3,711	20,639	106
Production costs	(261)	(390)	(363)	(417)	(338)	(1,769)	(16)
Production taxes	(157)	(98)	(513)	(15)	(207)	(990)	(3)
Exploration expenses	(32)	(59)	(38)	(125)	(181)	(435)	(30)
D.D. & A. and provision for abandonment (b)	(512)	(711)	(632)	(710)	(1,007)	(3,572)	(58)
Other income and (expenses)	(205)	(400)	(176)	55	(251)	(977)	7
Accretion discount (SFAS 143)	(45)	(9)	(15)	(31)	(6)	(106)
Pretax income from producing activities	2,082	3,725	2,909	2,353	1,721	12,790	6
Income taxes	(762)	(2,197)	(1,818)	(1,386)	(580)	(6,743)	(19)
Total results of operations from E&P activities	1,320	1,528	1,091	967	1,141	6,047	(13)
2006
Revenues
Sales to consolidated entities	3,601	4,185	4,817	3,295	973	16,871
Sales to third parties	184	3,012	967	983	2,594	7,740	120
Total revenues	3,785	7,197	5,784	4,278	3,567	24,611	120
Production costs	(249)	(496)	(475)	(481)	(338)	(2,039)	(18)
Production taxes	(181)	(95)	(475)		(82)	(833)	(3)
Exploration expenses	(70)	(101)	(90)	(100)	(193)	(554)	(9)
D.D. & A. and provision for abandonment (b)	(454)	(869)	(778)	(755)	(1,015)	(3,871)	(42)
Other income and (expenses)	(287)	(569)	(195)	44	(343)	(1,350)	7
Accretion discount (SFAS 143)	(34)	(12)	(12)	(40)	(14)	(112)
Pretax income from producing activities	2,510	5,055	3,759	2,946	1,582	15,852	55
Income taxes	(928)	(2,979)	(2,094)	(1,821)	(600)	(8,422)	(31)
Results of operations from E&P activities	1,582	2,076	1,665	1,125	982	7,430	24

(a)	Starting from 2005 includes data related to joint venture and affiliates accounted under the equity method.
(b)	Includes assets impairments amounting for euro 300 million for 2004, euro 147 million for 2005 and euro 134 million for 2006.

Average sale prices and production costs per unit of production

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

2004
Average sales prices
Oil and condensates, per BBL	($)	30.98	35.66	36.32	36.92	30.79	34.76
Natural gas, per KCF		5.33	2.92	0.6	3.87	3.29	3.89
Average production costs, per BOE (1)		4.35	3.53	7.70	4.73	4.50	4.92
2005
Average sales prices
Oil and condensates, per BBL	($)	45.46	50.26	51.58	51.96	44.39	49.32
Natural gas, per KCF		6.29	3.35	0.79	5.27	3.71	4.49
Average production costs, per BOE (1)		5.58	3.66	8.90	5.32	5.21	5.59
2006
Average sales prices
Oil and condensates, per BBL	($)	55.22	60.88	61.50	61.34	55.60	59.90
Natural gas, per KCF		8.23	4.16	1.02	6.87	3.85	5.29
Average production costs, per BOE (1)		6.36	3.87	9.02	6.03	4.68	5.79

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

Eni’s proved reserves have been estimated on the basis of the applicable U.S. Securities & Exchange Commission Regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped for years ended December 31, 2003, 2004, 2005 and 2006 are based on data prepared by Eni. Since 1991, Eni has requested qualified independent oil engineering companies carry out an independent evaluation11 of its proved reserves on a rotational basis. In particular a total of 1.4 BBOE of proved reserves, or about 21% of Eni’s total proved reserves at December 31, 2006, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as in previous years. In the 2004-2006 three-year period, 76% of Eni’s total proved reserves were subject to independent evaluations.

Eni operates under Production Sharing Agreements (PSAs), in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.

Proved oil and gas reserves associated with PSAs represented 51%, 48% and 53% of total proved reserves as of year-end 2004, 2005 and 2006, respectively, on an oil-equivalent basis.

_______________

(11)	From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott.

A similar scheme to PSAs applies to Service and "Buy-Back" contracts; proved reserves associated with such contracts represented 3%, 2% and 2% of total proved reserves on an oil-equivalent basis as of year-end 2004, 2005 and 2006, respectively.

Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities whereby the company serves as producer of reserves. In accordance with SFAS No. 69, paragraph 13, reserve volumes associated with such oil and gas quantities represented 1.4%, 1.7% and 1.1% of total proved reserves as of year-end 2004, 2005 and 2006 respectively, on an oil-equivalent basis; (ii) natural gas volumes of natural gas used for own consumption; and (iii) volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs; and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when sold.

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

The following table presents yearly changes by geographical area in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2004, 2005 and 2006.

Crude oil (including condensates and natural gas liquids)

(mmBBL)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (a)

Proved Oil Reserves
Reserves at December 31, 2003	252	1,080	1,038	529	1,239	4,138
Revisions of previous estimates	(1)	(22)	44	12	(18)	15
Improved recovery		11	48	4		63
Extensions and discoveries	4	20	34	4	144	206
Production	(30)	(94)	(104)	(74)	(75)	(377)
Sales of minerals in place		(2)	(4)	(25)	(6)	(37)
Reclassification 2004 joint ventures and affiliates		(26)	(9)		(1)	(36)	36
Reserves at December 31, 2004	225	967	1,047	450	1,283	3,972	36
Purchase of minerals in place	2		6		47	55
Revisions of previous estimates	33	36	(47)	27	(88)	(39)	(9)
Improved recovery		43	29		15	87
Extensions and discoveries		26	14	21	16	77
Production	(32)	(111)	(113)	(65)	(83)	(404)	(2)
Sales of minerals in place
Reserves at December 31, 2005	228	961	936	433	1,190	3,748	25
Revisions of previous estimates (b)	15	61	(85)	20	53	64	1
Improved recovery		49	41		14	104	1
Extensions and discoveries		30	11		62	103
Production	(28)	(119)	(117)	(65)	(61)	(390)	(3)
Sales of minerals in place (c)				(2)	(170)	(172)
Reserves at December 31, 2006	215	982	786	386	1,088	3,457	24

(mmBBL)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (a)

Proved Developed Oil Reserves
Reserves at December 31, 2003	173	640	560	464	610	2,447
Reserves at December 31, 2004	174	655	588	386	668	2,471
Reserves at December 31, 2005	149	697	568	353	564	2,331	19
Reserves at December 31, 2006	136	713	546	329	402	2,126	18

(a)	Starting from 2005 includes data related to joint venture and affiliates accounted under the equity method.
(b)	Includes the effect of Eni share redetermination in the Val d’Agri concession in Italy.
(c)	Includes 170 mmBBL related to unilateral termination of OSA by PDVSA for Dación field.

Natural gas

(BCF)	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (b)

Proved Natural Gas Reserves
Reserves at December 31, 2003	4,166	5,467	1,656	2,223	4,496	18,008
Revisions of previous estimates	105	814	129	75	84	1,207
Improved recovery			10			10
Extensions and discoveries	29	420		38	222	709
Production	(409)	(247)	(66)	(220)	(303)	(1,245)
Sales of minerals in place	(73)	(1)		(65)	(115)	(254)
Reclassification 2004 joint ventures and affiliates		(21)	(2)		(134)	(157)	157
Reserves at December 31, 2004	3,818	6,432	1,727	2,051	4,250	18,278	157
Purchase of minerals in place	63		8		222	293
Revisions of previous estimates	159	(6)	(9)	(18)	(368)	(242)	(47)
Improved recovery		11				11
Extensions and discoveries	1	37	309	50	56	453	(20)
Production	(365)	(357)	(70)	(219)	(281)	(1,292)
Sales of minerals in place
Reserves at December 31, 2005	3,676	6,117	1,965	1,864	3,879	17,501	90
Purchase of minerals in place				4		4
Revisions of previous estimates	36	154	31	53	230	504	(7)
Extensions and discoveries	19	146	34	1	132	332
Production	(340)	(471)	(103)	(218)	(305)	(1,437)	(15)
Sales of minerals in place				(7)		(7)
Reserves at December 31, 2006	3,391	5,946	1,927	1,697	3,936	16,897	68

(BCF)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (b)

Proved Developed Natural Gas Reserves
Reserves at December 31, 2003	2,966	962	866	2,075	3,355	10,224
Reserves at December 31, 2004	2,850	1,760	924	1,845	3,122	10,501
Reserves at December 31, 2005	2,704	3,060	1,289	1,484	2,622	11,159	70
Reserves at December 31, 2006	2,449	3,042	1,447	1,395	2,616	10,949	48

(a)	Including approximately 747, 737, 760 and 754 BCF of natural gas held in storage at December 31, 2003, 2004, 2005 and 2006 respectively.
(b)	Starting from 2005 includes data related to joint venture and affiliates accounted under the equity method.

Standardized measure of discounted future net cash flows
Estimated future cash inflows from proved reserves are determined by applying year-end prices of oil and gas to the year-end quantities of those reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.

Future cash flows as of December 31, 2004, 2005 and 2006 include amounts that Eni’s Gas & Power segment and other gas companies correspond for storages services, required to support market demand flexibility needs.

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

Standardized measure of discounted future net cash flows by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (a)

At December 31, 2004
Future cash inflows	28,582	40,373	28,395	20,435	32,619	150,404
Future production costs	(3,635)	(7,237)	(6,664)	(5,082)	(4,858)	(27,476)
Future development and abandonment costs	(2,210)	(4,073)	(1,873)	(1,419)	(2,873)	(12,448)
Future net inflow before income tax	22,737	29,063	19,858	13,934	24,888	110,480
Future income tax	(7,599)	(11,487)	(10,949)	(8,824)	(6,736)	(45,595)
Future net cash flows	15,138	17,576	8,909	5,110	18,152	64,885
10 % discount factor	(6,006)	(7,592)	(3,267)	(1,350)	(9,412)	(27,627)
Standardized measure of discounted future net cash flows	9,132	9,984	5,642	3,760	8,740	37,258
At December 31, 2005
Future cash inflows	36,203	66,100	45,952	30,835	50,590	229,680	1,055
Future production costs	(4,609)	(10,030)	(9,604)	(5,632)	(6,399)	(36,274)	(226)
Future development and abandonment costs	(2,936)	(3,960)	(2,594)	(1,774)	(4,059)	(15,323)	(89)
Future net inflow before income tax	28,658	52,110	33,754	23,429	40,132	178,083	740
Future income tax	(9,890)	(22,744)	(21,056)	(15,225)	(12,097)	(81,012)	(187)
Future net cash flows	18,768	29,366	12,698	8,204	28,035	97,071	553
10 % discount factor	(7,643)	(12,095)	(4,122)	(2,155)	(15,705)	(41,720)	(182)
Standardized measure of discounted future net cash flows	11,125	17,271	8,576	6,049	12,330	55,351	371
At December 31, 2006
Future cash inflows	43,495	64,381	34,935	24,821	48,591	216,223	1,038
Future production costs	(6,086)	(9,707)	(8,028)	(6,426)	(5,915)	(36,162)	(224)
Future development and abandonment costs	(6,739)	(5,383)	(2,865)	(2,265)	(4,576)	(21,828)	(79)
Future net inflow before income tax	30,670	49,291	24,042	16,130	38,100	158,233	735
Future income tax	(10,838)	(24,639)	(14,141)	(10,901)	(11,473)	(71,992)	(227)
Future net cash flows	19,832	24,652	9,901	5,229	26,627	86,241	508
10 % discount factor	(11,493)	(10,631)	(2,994)	(1,392)	(16,504)	(43,014)	(154)
Standardized measure of discounted future net cash flows	8,339	14,021	6,907	3,837	10,123	43,227	354

(a)	Starting from 2005 are included data related to joint venture and affiliates accounted under the equity method.

Changes in standardized measure of discounted future net cash flows
Changes in standardized measure of discounted future net cash flows for the years 2004, 2005 and 2006.

(million euro)	2004	2005	2006

Beginning of year consolidated	31,264	36,901	55,351
Increase (decrease):
- sales, net of production costs	(12,172)	(17,880)	(21,739)
- net changes in sales and transfer prices, net of production costs	13,031	33,372	4,097
- extensions, discoveries and improved recovery, net of future production and development costs	2,806	3,527	3,629
- abandonment costs	(3,437)	(3,654)	(6,964)
- future development costs	4,229	3,865	3,558
- revisions of quantity estimates	1,658	47	383
- accretion of discount	5,328	6,573	9,489
- net change in income taxes	(4,805)	(17,327)	3,060
- purchase of reserves in-place		977	10
- sale of reserves in-place	(727)		(1,252)
- changes in production rates (timing) and other (a)	83	8,950	(6,395)
Net increase (decrease)	5,994	18,450	(12,124)
Standardized measure of discounted future net cash flows consolidated	37,258	55,351	43,227

(a)	This item relates mainly to changes in production timing and foreign exchange effects.

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
Affiliation exists in the case set forth in Article 2359, paragraph 3, of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies.
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
Shares not entitled to vote are included in the determination of the quorum at shareholders’ meetings.
6.2	Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, paragraph 227, of Law December 24, 2003 No. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of the Economic Development and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:
a)	opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders’ meeting. The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders’ Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;
b)	opposition with respect to the subscription of Shareholders’ pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders’ meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;
c)	veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company’s registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;

d)	appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of the Economic Development will appoint his substitute.

ARTICLE 7

7.1	When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder’s expense.

ARTICLE 8

8.1	In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1	The shareholders’ meeting may resolve to increase the company capital and establish terms, conditions and means thereof.
9.2	The shareholders’ meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1	Payments on shares are requested by the Board of Directors in one or more times.
10.2	Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1	The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

Part IV - Shareholders’ Meeting

ARTICLE 12

12.1	Ordinary and extraordinary shareholders’ meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.
12.2	Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

ARTICLE 13

13.1	Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or the following newspapers: "Il Sole 24 Ore", "Corriere della Sera" and "Financial Times", according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.
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
13.2	Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the communication issued by financial intermediaries at least two labour days before the date of the shareholders’ meeting on first call.

ARTICLE 14

14.1	Each Shareholder entitled to attend the meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.
14.2	The Chairman of the meeting has to assure the regularity of written proxies and, in general, the right to attend the meeting.
14.3	The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.
14.4	Eni S.p.A. shareholders’ meetings are disciplined by Eni S.p.A.’s shareholders’ meeting Regulation approved by the ordinary shareholders’ meeting.

ARTICLE 15

15.1	The meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Chief Executive Officer; in absence of both, by another person, duly delegated by the Board of Directors, failing which the meeting may elect its own Chairman.
15.2	The Chairman of the meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1	The ordinary shareholders’ meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.
16.2	Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.
16.3	Resolutions of the meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.
16.4	The minutes of ordinary meetings must be signed by the Chairman and the Secretary.
16.5	The minutes of extraordinary meetings must be drawn up by a notary public.

Part V - The Board of Directors

ARTICLE 17

17.1	The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders’ meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of the Economic Development may appoint another member, with no voting rights, pursuant to Article 6, second paragraph, letter d), of the by-laws.
17.2	The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders’ meeting convened to approve the financial statements of the last year of their office. They may be reappointed.
17.3	The Board of Directors, except for the member appointed pursuant to Article 6.2, letter d) of these by-laws, is appointed by the shareholders’ meeting on the basis of lists presented by Shareholders and by the Board of Directors; in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company’s registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders’ meeting. Candidate lists presented by Shareholders must be deposited and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders’ meeting.
Each Shareholder may present or take part in the presenting of only one candidate list and vote only one candidate list. Those who are controlling or controlled entities or are under common control, as defined by Article 93 of Legislative Decree No. 58 issued on February 24, 1998, by the same entity of the shareholder presenting a list shall not present nor take part in the presentation of another candidate list, nor vote them, also through intermediaries or fiduciaries. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders’ meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver with the company’s registered office a copy of the communication issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders’ meeting.
At least one Board member, if the Board members are no more than five, or at least three Board members if the Board members are more than five, shall have the independence requirements set for the Board of Statutory Auditors members of listed companies. The independent candidates shall be expressly indicated in each list.
All candidates shall also have the honorability qualifications set forth by the applicable legislation.
Together with the deposit of each list, in order to assure its validity, the following documents shall be deposited: (i) the curriculum of each candidate; (ii) statements of each candidate to accept his nomination and attest, in his own responsibility, that causes for his ineligibility and incompatibility are non existing and that he possesses the aforementioned honorability and, if any, independence requirements.
The Directors appointed shall communicate to the Company if they have lost the above mentioned independence and honorability requirements and if situations of ineligibility or incompatibility have arisen.
The Board of Directors evaluates periodically the independence and the honorability of its members and if situations of ineligibility or incompatibility have arisen.
If the honorability or independence requirements declared and set forth by the legislation in force are not present or elapse for a Board member or if situations of ineligibility or incompatibility have arisen, the Board of Directors removes said Board member and resolves upon his substitution or invites him to remove the situation of incompatibility within the term set by the Board itself; if this last condition is not met, the Director will be removed from office.

Board members will be elected in the following manner:
a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b)	the remaining Board members will be drawn out from the other candidate lists; said lists shall not be linked in any way, neither indirectly, to the shareholders who have presented or voted the list that has obtained the highest number of votes; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.
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
c)	if through the procedure described above the minimum number of independent Directors set by these by-laws is not elected, the quotient is calculated according to letter b) above in order to be assigned to the candidates present in each list; the independent candidates not yet drawn from the lists pursuant to letters a) and b) above, who have got the highest quotients will be elected in order to meet the provision of the by-laws on the number of the independent Directors. The Directors so appointed will replace the non independent Directors to whom the lowest quotients have been assigned. If the number of independent candidates is lower than the minimum limit set by the by-laws, the shareholders’ meeting will make a resolution with the majorities prescribed by the law to substitute the not independent candidates who have got the lowest quotients;
d)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders’ meeting will make a resolution with the majorities prescribed by the law in order, however, to assure that the Board composition complies with the current legislation and the by-laws.
The vote by list procedure shall apply only in case of appointment of the entire Board of Directors.
17.4	The shareholders’ meeting may, even during the Board’s term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.
17.5	If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders’ meeting to appoint a new Board.
17.6	The Board may establish Board Committees that shall have advisory and consulting tasks on specific items.

ARTICLE 18

18.1	If the shareholders’ meeting has not appointed a Chairman, the Board will elect one of its members. The Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws cannot be appointed as Chairman.
18.2	The Board, at the Chairman’s proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1	The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Chief Executive Officer deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors’ meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the meeting is considered duly held in the place where the Chairman and the Secretary are present.
19.2	Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.
19.3	The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

ARTICLE 20

20.1	The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the meeting.

ARTICLE 21

21.1	A majority of members of the Board having a voting right must be present for a Board meeting to be valid.
21.2	Resolutions are taken with the majority of votes of the Board members having a voting right present; should votes be equal, the person who chairs the meeting has a casting vote.

ARTICLE 22

22.1	Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the meeting and by the Secretary.
22.2	Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1	The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders’ meeting.
23.2	The Board of Directors is allowed to resolve on the following matters:
- the merger and the demerger of at least 90% directly owned subsidiaries;
- the establishment and winding up of branches;
- the amendment to the by-laws in order to comply with the current legislation.
23.3	The Board of Directors and the Chief Executive Officer report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Chief Executive Officer report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

ARTICLE 24

24.1	The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Chief Executive Officer, a new Chief Executive Officer is simultaneously appointed.
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
Further, upon proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them. In order to make the appointment effective, the Board of Directors shall verify if the General Manager to be appointed has the honorability requirements set by the current legislation. The Board of Directors shall periodically verify said honorability requirements. The General Managers without said requirement shall be removed.
Upon proposal of the Chief Executive Officer presented and in agreement with the Chairman, the Board of Directors appoints the Manager responsible for the preparation of financial reporting documents. The appointment is subject to the favourable opinion of the Board of Statutory Auditors.
The Manager responsible for the preparation of financial reporting documents is chosen among people who, for at least three years, have exercised:
a)	administration or control activities or directive tasks in companies listed on regulated stock exchanges in Italy or other European Union countries or other countries member of OECD with a share capital not less than two million euro or
b)	audit activities in the companies mentioned in letter a) above, or
c)	professional activities or teaching activities in universities in the financial or accounting sectors, or
d)	managerial functions in public or private bodies in the financial, accounting, or control sectors.
The Board of Directors assures that the Manager responsible for the preparation of financial reporting documents is given adequate powers and means to execute his or her tasks and to respect the administrative and accounting procedures.

ARTICLE 25

25.1	Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Chief Executive Officer.

ARTICLE 26

26.1	The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders’ meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders’ meeting decides otherwise.

ARTICLE 27

27.1	The Chairman:
a)	represents the company according to the provisions of Article 25.1;
b)	chairs the shareholders’ meeting pursuant to Article 15.1;
c)	convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;
d)	ascertains whether Board resolutions have been implemented;
e)	exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

Part VI - Board of Statutory Auditors

ARTICLE 28

28.1	The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.
Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.
Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.
The Statutory Auditors may be appointed members of administration and control bodies in other companies within the limits set by Consob regulation.
Until those provisions do not come in force, those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.
28.2	The Board of Statutory Auditors is appointed by the shareholders’ meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order.
For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply and according to the rules set forth by Consob.
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
The vote by list procedure shall apply only in case of appointment of the entire Board of Statutory Auditors.
Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted by the Alternate Auditor drawn by those other lists.
28.3	Retiring Auditors may be reelected.
28.4	Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders’ meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders’ meetings and at least one effective Auditor is empowered to convene the Board meetings.
The Board of Statutory Auditors’ meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.

Part VII - Financial Statements and Profits

ARTICLE 29

29.1	The business year ends on December 31 every year.

29.2	At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.
29.3	The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1	Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

Part VIII - Winding Up and Liquidation of the Company

ARTICLE 31

31.1	In the event the company is wound up, the shareholders’ meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

Part IX - General Provisions

ARTICLE 32

32.1	For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.
32.2	The Ministry of Economy and Finance may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1	The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.

EXHIBIT 8

List of Eni’s fully consolidated subsidiaries for year 2006

Subsidiary	Country of Incorporation	Eni’s interest (%)(1)

Exploration & Production

Agip Caspian Sea BV	(the Netherlands)	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	(Nigeria)	100.00
Agip Karachaganak BV	(the Netherlands)	100.00
Agip Oil Ecuador BV	(the Netherlands)	100.00
Eni A E P Ltd	(the United Kingdom)	100.00
Eni Algeria Exploration BV	(the Netherlands)	100.00
Eni Algeria Ltd Sàrl	(Luxembourg)	100.00
Eni Algeria Production BV	(the Netherlands)	100.00
Eni Ambalat Ltd	(the United Kingdom)	100.00
Eni America Ltd	(USA)	100.00
Eni Angola Exploration BV	(the Netherlands)	100,00
Eni Angola Production BV	(the Netherlands)	100.00
Eni Australia BV	(the Netherlands)	100.00
Eni Australia Ltd	(the United Kingdom)	100.00
Eni BB Petroleum Inc	(USA)	100.00
Eni Bukat Ltd	(the United Kingdom)	100.00
Eni Bulungan BV	(the Netherlands)	100.00
Eni China BV	(the Netherlands)	100.00
Eni Congo Holding BV	(the Netherlands)	100.00
Eni Congo SA	(Congo)	100.00
Eni Croatia BV	(the Netherlands)	100.00
Eni Dación BV	(the Netherlands)	100.00
Eni Denmark BV	(the Netherlands)	100.00
Eni Elgin/Franklin Ltd	(the United Kingdom)	100.00
Eni Energy Ltd (in liquidation)	(the United Kingdom)	100.00
Eni Ganal Ltd	(the United Kingdom)	100.00
Eni Gas & Power LNG	(the Netherlands)	100.00
Eni Grand Maghreb BV	(the Netherlands)	100.00
Eni India Ltd	(the United Kingdom)	100.00
Eni Indonesia Ltd	(the United Kingdom)	100.00
Eni International NA NV Sàrl	(Luxembourg)	100.00
Eni Investments Plc	(the United Kingdom)	100.00
Eni Iran BV	(the Netherlands)	100.00
Eni Ireland BV	(the Netherlands)	100.00
Eni JPDA 03-13 Ltd	(the United Kingdom)	100.00
Eni Krueng Mane Ltd	(the United Kingdom)	100.00
Eni Lasmo Plc	(the United Kingdom)	100.00
Eni LNS Ltd	(the United Kingdom)	100.00
Eni Marketing Inc	(USA)	100.00
Eni Mediterranea Idrocarburi SpA	(Italy)	100.00
Eni MHH Ltd (in liquidation)	(the United Kingdom)	100.00
Eni Middle East BV	(the Netherlands)	100.00
Eni Middle East Ltd	(the United Kingdom)	100.00
Eni MOG Ltd (in liquidation)	(the United Kingdom)	100.00
Eni Muara Bakau BV	(the Netherlands)	100.00
Eni Norge AS	(Norway)	100.00
Eni North Africa BV	(the Netherlands)	100.00
Eni Oil Algeria Ltd	(the United Kingdom)	100.00

(1)	The percentage relates to Eni's share of net profit of the relevant subsidiary and coincides with the percentage of ownership interest both direct and indirect in the vast majority of cases.

Eni Oil & Gas Inc	(USA)	100,00
Eni Oil do Brasil SA	(Brazil)	100.00
Eni Oil Holdings BV	(the Netherlands)	100.00
Eni Pakistan Ltd	(the United Kingdom)	100.00
Eni Pakistan (M) Ltd Sàrl	(Luxembourg)	100.00
Eni Papalang Ltd	(the United Kingdom)	100.00
Eni Petroleum Co Inc	(USA)	100.00
Eni Petroleum US Llc	(USA)	100.00
Eni Popodi Ltd	(the United Kingdom)	100.00
Eni Rapak Ltd	(the United Kingdom)	100.00
Eni Resources Ltd (in liquidation)	(the United Kingdom)	100.00
Eni Russia BV	(the Netherlands)	100.00
Eni Securities Ltd	(the United Kingdom)	100.00
Eni TNS Ltd	(the United Kingdom)	100.00
Eni Trading BV	(the Netherlands)	100.00
Eni Trasportation Ltd (ex Eni Birch Ltd)	(the United Kingdom)	100.00
Eni Trinidad and Tobago Exploration BV	(the Netherlands)	100.00
Eni Trinidad and Tobago Ltd	(Trinidad and Tobago)	100.00
Eni TTO Ltd	(the United Kingdom)	100.00
Eni Tunisia BEK BV	(the Netherlands)	100.00
Eni Tunisia BV	(the Netherlands)	100.00
Eni UFL Ltd (in liquidation)	(the United Kingdom)	100.00
Eni UHL Ltd	(the United Kingdom)	100.00
Eni UKCS Ltd	(the United Kingdom)	100.00
Eni UK Ltd	(the United Kingdom)	100.00
Eni ULT Ltd	(the United Kingdom)	100.00
Eni ULX Ltd	(the United Kingdom)	100.00
Eni USA Gas Marketing Llc	(USA)	100.00
Eni USA Inc	(USA)	100.00
Eni US Operating Co Inc	(USA)	100.00
Eni Venezuela BV	(the Netherlands)	100.00
Eni Ventures Plc	(the United Kingdom)	100.00
Ieoc Exploration BV	(the Netherlands)	100.00
Ieoc Production BV	(the Netherlands)	100.00
Ieoc SpA	(Italy)	100.00
Lasmo Sanga Sanga Ltd	(Bermuda)	100.00
Nigerian Agip Exploration Ltd	(Nigeria)	100.00
Nigerian Agip Oil Co Ltd	(Nigeria)	100.00
Società Oleodotti Meridionali - SOM SpA	(Italy)	70.00
Società Petrolifera Italiana SpA	(Italy)	99.96
Stoccaggi Gas Italia SpA - Stogit SpA	(Italy)	100.00
Tecnomare - Società per lo Sviluppo delle Tecnologie
Marine SpA	(Italy)	71.53
OOO "EniNeftegaz"	(Russia)	100.00

Gas & Power

Acqua Campania SpA	(Italy)	47.62
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	(Slovenia)	51.00
Compagnia Napoletana di Illuminazione e Scaldamento col Gas SpA	(Italy)	99.69
Distribuidora de Gas Cuyana SA	(Argentina)	45.60
Eni G&P Trading BV	(the Netherlands)	100.00
Eni Gas & Power CH SA	(Switzerland)	100.00
Eni Gas & Power Deutschland SpA	(Italy)	100.00
Eni Gas & Power GmbH	(Germany)	100.00
Eni Hellas SpA	(Italy)	100.00
EniPower Mantova SpA	(Italy)	86.50
EniPower SpA	(Italy)	100.00
EniPower Trasmissione SpA	(Italy)	100.00
Gas Brasiliano Distribuidora SA	(Brazil)	100.00

GNL Italia SpA	(Italy)	53.39
Greenstream BV	(the Netherlands)	75.00
Inversora de Gas Cuyana SA	(Argentina)	76.00
LNG Shipping SpA	(Italy)	100.00
Napoletana Gas Clienti SpA	(Italy)	99.69
Partecipazioni Industriali SpA	(Italy)	100.00
Siciliana Gas Clienti SpA	(Italy)	100.00
Siciliana Gas SpA	(Italy)	100.00
Siciliana Gas Vendite SpA	(Italy)	100.00
Snam Rete Gas SpA	(Italy)	53.39
Società EniPower Ferrara Srl	(Italy)	51.00
Società Italiana per il Gas pA	(Italy)	100.00
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	(Tunisia)	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	(Tunisia)	100.00
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	(Hungary)	50.08
Toscana Energia Clienti SpA (ex Toscana Gas Clienti SpA)	(Italy)	79.22
Trans Tunisian Pipeline Co Ltd	(Channel Island)	100.00

Refining & Marketing

Agip Austria GmbH	(Austria)	100.00
Agip Benelux BV	(the Netherlands)	100.00
Agip Ceská Republika Sro	(Czech Republic)	100.00
Agip Deutschland GmbH	(Germany)	100.00
Agip Ecuador SA	(Ecuador)	100.00
Agip España SA	(Spain)	100.00
Agip France Sàrl	(France)	100.00
Agip Hungaria Zrt	(Hungary)	99.40
Agip Lubricantes SA	(Argentina)	100.00
Agip Pannónia Kft	(Hungary)	99.40
Agip Portugal - Combustiveis SA	(Portugal)	100.00
Agip Romania Srl	(Romania)	100.00
Agip Schmiertechnik GmbH	(Germany)	100.00
Agip Slovenija doo	(Slovenia)	100.00
Agip Slovensko Spol Sro	(Slovakia)	100.00
Agip Suisse SA	(Switzerland)	100.00
AgipFuel SpA	(Italy)	100.00
AgipRete SpA	(Italy)	100.00
American Agip Co Inc	(USA)	100.00
Big Bon Distribuzione SpA	(Italy)	100.00
Costiero Gas Livorno SpA	(Italy)	65.00
Ecofuel SpA	(Italy)	100.00
Eni Portugal Investment SpA	(Italy)	100.00
Esain SA	(Ecuador)	100.00
Petrolig Srl	(Italy)	70.00
Petroven Srl	(Italy)	68.00
Praoil Oleodotti Italiani SpA	(Italy)	100.00
Raffineria di Gela SpA	(Italy)	100.00

Petrochemicals

Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság (ex Dunastyr Polisztirolgyártó Részvénytársaság Ltd)	(Hungary)	100.00
Polimeri Europa Benelux SA	(Belgium)	100.00
Polimeri Europa Elastomères France SA	(France)	100.00
Polimeri Europa France SAS	(France)	100.00
Polimeri Europa GmbH	(Germany)	100.00

Polimeri Europa Ibérica SA	(Spain)	100.00
Polimeri Europa SpA	(Italy)	100.00
Polimeri Europa UK Ltd	(the United Kingdom)	100.00

Engineering & Construction

Andromeda Consultoria Tecnica e Representações Ltda	(Brazil)	43.54
BOSCONGO SA	(Congo)	43.54
BOS Investment Ltd	(the United Kingdom)	43.54
BOS - UIE Ltd	(the United Kingdom)	43.54
Camom Gesellschaft fur Instandhaltung und Montagen GmbH	(Germany)	43.54
Camom SA	(France)	43.54
CENMC Canada Inc	(Canada)	43.54
Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	(Portugal)	43.54
Energy Maintenance Services SpA	(Italy)	43.54
Engineering & Management Services SpA	(Italy)	43.54
Entreprise Nouvelle Marcellin SA	(France)	43.54
ER SAI Caspian Contractor Llc	(Kazakhstan)	21.77
ERS - Equipment Rental & Services BV	(the Netherlands)	43.54
European Marine Contractors Ltd	(the United Kingdom)	43.54
European Marine Investments Ltd	(the United Kingdom)	43.54
European Maritime Commerce BV	(the Netherlands)	43.54
Global Petroprojects Services AG	(Switzerland)	43.54
Hazira Cryogenic Engineering & Construction Management Private Ltd	(India)	23.89
Hazira Marine Engineering & Construction Management Private Ltd	(India)	43.54
Intermare Sarda SpA	(Italy)	43.54
Katran-K Llc	(Russia)	43.54
Moss Arctic Offshore AS	(Norway)	43.54
Moss Maritime AS	(Norway)	43.54
Moss Maritime Inc	(USA)	43.54
Moss Offshore AS	(Norway)	43.54
Nigerian Services & Supply Co Ltd	(Nigeria)	43.54
North Caspian Service Co	(Kazakhstan)	43.54
Petrex SA	(Peru)	43.54
Petromar Lda	(Angola)	30.48
PT Saipem Indonesia	(Indonesia)	43.54
Saibos Construções Maritimas Lda	(Portugal)	43.54
Saibos Fze	(United Arab Emirates)	43.54
Saigut SA De Cv	(Mexico)	34.83
Saimexicana SA De Cv	(Mexico)	43.26
Saipem America Inc	(USA)	43.26
Saipem Asia Sdn Bhd	(Malaysia)	43.26
Saipem Contracting Algerie SpA	(Algeria)	43.24
Saipem Contracting (Nigeria) Ltd	(Nigeria)	42.65
Saipem do Brasil Serviçõs de Petroleo Ltda	(Brazil)	43.54
Saipem Energy International SpA	(Italy)	43.54
Saipem FPSO SpA	(Italy)	43.54
Saipem Holding France SAS	(France)	43.54
Saipem India Project Services Ltd	(India)	43.54
Saipem International BV	(the Netherlands)	43.54
Saipem Logistics Services Ltd	(Nigeria)	43.54
Saipem Luxembourg SA	(Luxembourg)	43.54
Saipem (Malaysia) Sdn Bhd	(Malaysia)	18.02
Saipem Mediteran Usluge doo	(Croatia)	43.54
Saipem Misr for Petroleum Services SAE	(Egypt)	43.54
Saipem (Nigeria) Ltd	(Nigeria)	38.93

Saipem - Perfurações e Construções Petroliferas Lda (ex Saipem - Perfurações e Construções Petroliferas America do Sul Lda)	(Portugal)	43.54
Saipem (Portugal) - Comércio Marítimo, Sociedade Unipessoal Lda	(Portugal)	43.54
Saipem (Portugal) - Gestão de Participações SGPS Sociedade Unipessoal SA	(Portugal)	43.54
Saipem Projects SpA	(Italy)	43.54
Saipem SA	(France)	43.54
Saipem Services México SA De Cv	(Mexico)	43.54
Saipem Services SA	(Belgium)	43.54
Saipem Singapore Pte Ltd	(Singapore)	43.54
Saipem SpA	(Italy)	43.54
Saipem UK Ltd	(the United Kingdom)	43.54
SAIR Construções Mecanicas de Estruturas Maritimas Lda	(Portugal)	37.45
SAS Port de Tanger	(France)	43.54
Saudi Arabian Saipem Ltd	(Saudi Arabia)	26.12
Services et Equipements Gaziers et Petroliers SA	(France)	43.44
Snamprogetti Canada Inc	(Canada)	43.54
Snamprogetti France Sàrl	(France)	43.54
Snamprogetti Ltd	(the United Kingdom)	43.54
Snamprogetti Lummus Gas Ltd	(Malta)	43.11
Snamprogetti Management Services SA	(Switzerland)	43.54
Snamprogetti Netherlands BV	(the Netherlands)	43.54
Snamprogetti Saudi Arabia Ltd	(Saudi Arabia)	43.54
Snamprogetti SpA	(Italy)	43.54
Snamprogetti Sud SpA	(Italy)	43.54
Snamprogetti USA Inc	(USA)	43.54
Société de Construction d’Oleoducs Snc	(France)	43.44
Société Nouvelle Technigaz SA	(France)	43.52
Sofresid Engineering SA	(France)	43.54
Sofresid SA	(France)	43.54
Sonsub AS	(Norway)	43.54
Sonsub International Pty Ltd	(Australia)	43.54
Sonsub Ltd	(the United Kingdom)	43.54
Star Gulf Free Zone Co	(United Arab Emirates)	43.54
TBE Ltd	(Egypt)	30.47

Other activities

Ing. Luigi Conti Vecchi SpA	(Italy)	100.00
Syndial SpA - Attività Diversificate	(Italy)	100.00

Corporate and financial companies

Agenzia Giornalistica Italia SpA	(Italy)	100.00
Banque Eni SA	(Belgium)	100.00
Eni Coordination Center SA	(Belgium)	100.00
Eni Corporate University SpA	(Italy)	100.00
Eni Insurance Ltd	(Ireland)	100.00
Eni International Bank Ltd	(Bahamas)	100.00
Eni International BV	(the Netherlands)	100.00
Eni International Resources Ltd	(the United Kingdom)	100.00
EniServizi SpA	(Italy)	100.00
Padana Assicurazioni SpA	(Italy)	99.72
Serfactoring SpA	(Italy)	48.81
Servizi Aerei SpA	(Italy)	100.00
Società Finanziamenti Idrocarburi - Sofid - SpA	(Italy)	99.61
Società Finanziaria Eni SpA - Enifin	(Italy)	100.00

EXHIBIT 11

Code of Practice

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

All of Eni’s activities are carried out in the awareness of the Social Responsibility that the Group has towards all of its stakeholders (employees, shareholders, customers, suppliers, communities, commercial and financial partners, institutions, industry associations, trade unions…), in the belief that the capacity for dialogue and interaction with civil society constitutes an important asset for the company.

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

Apart from fulfilling their general duties of loyalty, fairness and the performance of their labor contract in good faith, all Eni employees must refrain from acts that compete with Eni and they must respect company rules and comply with the Code; which compliance is also required under existing laws2.

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

1.2 Duties of Eni
Through the establishment of specific internal bodies ("Guarantor" and "Committee for the Code of Practice"), Eni will:

•	ensure the widest dissemination of the Code among its employees and partners;
•	provide for further analyses and updating of the Code as required to meet evolving circumstances and laws;
•	make available all the tools for understanding and clarifying the interpretation and the implementation of the Code;
•	arrange for a careful evaluation to be carried out on any instances where the Code may have been violated;
•	in the event of an acknowledged violation of the Code, it shall provide for an evaluation of the facts and, if necessary, the adoption of appropriate sanctions;
•	ensure that no one may suffer any retaliation whatsoever for having related laws.

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
- any fact that comes to their direct, or indirect, knowledge concerning a possible violation of such rules;
- any request they receive to violate such rules;
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

•	to establish criteria and procedure aimed at reducing the risk of violations of the Code;
•	to promote the publication of guidelines and operational procedures in cooperation with offices and departments responsible for their preparation;
•	to organize information and training programs for employees aimed at providing a better knowledge of the Code’s objectives;
•	to promote and monitor knowledge of the Code inside and outside Eni and its implementation;
•	to investigate reports of any violation by initiating proper inquiry procedures;
•	to inform the Personnel Department about the results of any inquiries for the adoption of any sanctions;
•	to inform the relevant departments of the results of any inquiries in relation to the taking any further actions;
•	to present the Chairman, in conjunction with the Committee for the Code of Practice, with proposals for the further dissemination and updating of the Code (the Chairman then reports these to the Board of Directors);
•	to initiate and then maintain a proper reporting and communication flow with similar departments and bodies in Eni subsidiaries;
•	to present the Chairman, in conjunction with the Committee for the Code of Practice, with a yearly report on the implementation of the Code inside Eni SpA and its subsidiaries (the Chairman then reports these to the Board of Directors).

In performing its duties, the Guarantor will be aided by the relevant structures within Eni SpA.

Eni has established the Committee for the Code of Practice to carry out the following assignments:

•	to express an evaluation on the Guarantor’s proposals for the dissemination and updating of the Code;
•	to analyze the yearly report on the Code’s implementation and suggest to the Chairman (who reports to the Board on such matters), appropriate actions to prevent any recurrences of violations;
•	to take action at the request of employees in the event of receiving reports that violations of the Code have not been properly dealt with or in the event of being informed of any retaliation against employees for having reported violations.

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

Courtesy objects, such as small presents or hospitality gifts, are allowed only when the value of such objects is small and does not compromise the integrity and reputation of the partners and cannot be construed by an impartial observer as aimed at obtaining undue advantages. In any case, these expenses must always be authorized by the designated manager as per existing rules and accompanied by appropriate documentation.

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

4.3 Abuse of alcohol or drugs
Eni demands that each employee contribute to maintaining a good work environment in respect of the feelings of others. Eni will therefore consider individuals who work under the effect of alcohol or drug abuse; make use of or give to others any drug or similar substance during work; as being aware of the risk they bring to such environmental conditions, during the performance of their work activities and in the workplace.

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

Certifications as separate documents filed as exhibits

EXHIBIT 12.1

Certification

I, Paolo Scaroni, certify that:

1.	I have reviewed this annual report on Form 20-F of Eni SpA;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

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

Date: June 20, 2007

/s/PAOLO SCARONI

Paolo Scaroni Title: Chief Executive Officer

EXHIBIT 12.2

Certification

I, Marco Mangiagalli, certify that:

1.	I have reviewed this annual report on Form 20-F of Eni SpA;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

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

Date: June 20, 2007

/s/MARCO MANGIAGALLI

Marco Mangiagalli Title: Chief Financial Officer

EXHIBIT 13.1

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2006 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 20, 2007

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

EXHIBIT 13.2

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2006 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 20, 2007

/s/MARCO MANGIAGALLI

Marco Mangiagalli Title: Chief Financial Officer

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.