Form 20-F
period 2007-12-31
ENI SPA
filed 2008-05-21
CIK 1002242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
————————————————————
Form 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
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
1, piazzale Enrico Mattei
00144 Roma
Italy
(Address of principal executive offices)
Marco Mangiagalli
Eni SpA
1, piazza Ezio Vanoni
San Donato Milanese
20097 Milano
Italy
Tel +39 02 52041730
Fax +39 02 52041765
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
————————————————————
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Shares American Depositary Shares	New York Stock Exchange* New York Stock Exchange
(Which represent the right to receive two Shares)	* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
                                        Ordinary shares of euro 1.00 each                                                                                                                                                                 4,005,358,876

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

i

Certain disclosures contained herein including, without limitation, information appearing in "Item 4 – Information on the Company", and in particular "Item 4 – Exploration & Production", “Item 5 – Operating and Financial Review and Prospects” and "Item 11 – Qualitative and Quantitative Disclosures about Market Risk" contain forward-looking statements regarding future events and the future results of Eni that are based on current expectations, estimates, forecasts, and projections about the industries in which Eni operates and the beliefs and assumptions of the management of Eni. Eni may also make forward-looking statements in other written materials, including other documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). In addition, Eni’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements with regard to management objectives, trends in results of operations, margins, costs, return on capital, risk management and competition are forward looking in nature. Words such as ‘expects’, ‘anticipates’, ‘targets’, ‘goals’, ‘projects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Report on Form 20-F under the section entitled "Risk Factors" and elsewhere. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the SEC.

CERTAIN DEFINED TERMS

In this Form 20-F, the terms "Eni", the "Group", or the "Company" refer to the parent company Eni SpA and its consolidated subsidiaries and, unless the context otherwise requires, their respective predecessor companies. All references to "Italy" or the "State" are references to the Republic of Italy, all references to the "Government" are references to the government of the Republic of Italy. For definitions of certain oil and gas terms used herein and certain conversions, see "Glossary" and "Conversion Table".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The Consolidated Financial Statements of Eni, included in this annual report, have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and IFRS issued by the IASB as adopted by the European Union following the procedure contained in Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002.

Unless otherwise indicated, any reference herein to "Consolidated Financial Statements" is to the Consolidated Financial Statements of Eni (including the Notes thereto) included herein.

Unless otherwise specified or the context otherwise requires, references herein to "dollars", "$", "U.S. dollars" and "U.S. $" are to the currency of the United States, and references to "euro" and "€" are to the currency of the European Monetary Union.

STATEMENTS REGARDING COMPETITIVE POSITION

Statements made in "Item 4 – Information on the Company" referring to Eni’s competitive position are based on the company’s belief, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and Eni’s internal assessment of market share based on publicly available information about the financial results and performance of market participants. Market share estimates contained in this document are based on management estimates unless otherwise indicated.

GLOSSARY

A glossary of oil and gas terms is available on Eni’s web page at the address www.eni.it. Below is a selection of the most frequently used terms.

Financial terms

Leverage	A non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’equity, including minority interest. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure which in the case of the Company refers to IFRS, see "Item 5 – Financial Condition".

Net borrowings	Eni evaluates its financial condition by reference to "net borrowings", which is a non-GAAP measure. Eni calculates net borrowings as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure which in the case of the Company refers to IFRS, see "Item 5 – Financial Condition".

TSR (Total Shareholder Return)	Management uses this measure to asses the total return of the Eni share. It is calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

Business terms

Associated gas	Natural gas, occurring in the form of a gas cap, overlying an oil zone, contained in the reservoir’s crude oil gas.

Average reserve life index	Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel/BBL	Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

BOE	Barrel of Oil Equivalent. It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a certain coefficient (see "Conversion Table").

Concession contracts	Contracts currently applied mainly in Western countries regulating relationships between states and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on exploration, development and production activities and for this reason it acquires a right to hydrocarbons extracted against the payment of royalties on production and taxes on oil revenues to the state.

Condensates	These are light hydrocarbons produced along with gas that condense to a liquid state at surface temperature and pressure.

Conversion capacity	Maximum amount of feedstock that can be processed in certain dedicated facilities of a refinery to obtain finished products. Conversion facilities include catalytic crackers, hydrocrackers, visbreaking units, and coking units.

Conversion index	Ratio of capacity of conversion facilities to primary distillation capacity. The higher the ratio, the higher is the capacity of a refinery to obtain high value products from the heavy residue of primary distillation.

Deep waters	Waters deeper than 200 meters.

Development	Drilling and other post-exploration activities aimed at the production of oil and gas.

v

Enhanced recovery	Techniques used to increase or stretch over time the production of wells.

EPC	Engineering, Procurement and Construction.

EPIC	Engineering, Procurement, Installation and Construction.

Exploration	Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis and well drilling.

FPSO	Floating Production Storage and Offloading System.

FSO	Floating Storage and Offloading System.

Infilling wells	Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG	Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed back into its natural gaseous state and consumed. One tonne of LNG corresponds to 1,400 cubic meters of gas.

LPG	Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Margin	The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemical products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Mineral Storage	According to Legislative Decree No. 164/2000, these are volumes required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons. The purpose is to ensure production flexibility as required by long-term purchase contracts as well as to cover technical risks associated with production.

Modulation Storage	According to Legislative Decree No. 164/2000, these are volumes required for meeting hourly, daily and seasonal swings in demand.

Natural gas liquids (NGL)	Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that were previously defined as natural gasoline, are natural gas liquids.

Network Code	A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Over/Under lifting	Agreements stipulated between partners which regulate the right of each to its share in the production for a set period of time. Amounts lifted by a partner different from the agreed amounts determine temporary Over/Under lifting situations.

Primary balanced refining capacity	Maximum amount of feedstock that can be processed in a refinery to obtain finished products measured in BBL/d.

Production Sharing Agreement ("PSA")	Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, among others, regulating relationships between states and oil companies with regard to the exploration and production of hydrocarbons. The mineral right is awarded to the national oil company jointly with the foreign oil company that has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "cost oil" is used to recover costs borne by the contractor and "profit oil" is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country.

Proved reserves	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of the impact of changes in existing prices on existing contractual arrangements, but not on escalations based upon future conditions. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; and (ii) non-developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. Based on these amounts the company has already defined a clear development expenditure program which is an expression of the company’s determination to develop existing reserves.

Reserve life index	Ratio between the amount of proved reserves at the end of the year and total production for the year.

Reserve replacement ratio	Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the amount of reserves – in PSAs – due to changes in international oil prices.

Ship-or-pay	Clause included in natural gas transportation contracts according to which the customer is requested to pay for the transportation of gas whether or not the gas is actually transported.

Strategic Storage	According to Legislative Decree No. 164/2000, these are volumes required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Take-or-pay	Clause included in natural gas supply contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of gas set in the contract whether or not the gas is collected by the purchaser. The purchaser has the option of collecting the gas paid for and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream	The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil and gas sector that are downstream of exploration and production activities.

ABBREVIATIONS

mmCF	=	million cubic feet	KBBL	=	thousand barrels

BCF	=	billion cubic feet	mmBBL	=	million barrels

mmCM	=	million cubic meters	BBBL	=	billion barrels

BCM	=	billion cubic meters	ktonnes	=	thousand tonnes

BOE	=	barrel of oil equivalent	mmtonnes	=	million tonnes

KBOE	=	thousand barrel of oil equivalent	GWh	=	gigawatthour

mmBOE	=	million barrel of oil equivalent	TWh	=	terawatthour

BBOE	=	billion barrel of oil equivalent	/d	=	per day

BBL	=	barrels	/y	=	per year

CONVERSION TABLE

1 acre	=	0.405 hectares

1 barrel	=	42 U.S. gallons

1 BOE	=	1 barrel of crude oil	=	5,742 cubic feet of natural gas

1 barrel of crude oil per day	=	approximately 50 tonnes of crude oil per year

1 cubic meter of natural gas	=	35.3147 cubic feet of natural gas

1 cubic meter of natural gas	=	approximately 0.00615 barrels of oil equivalent

1 kilometer	=	approximately 0.62 miles

1 short ton	=	0.907 tonnes	=	2,000 pounds

1 long ton	=	1.016 tonnes	=	2,240 pounds

1 tonne	=	1 metric ton	=	1,000 kilograms
			=	approximately 2,205 pounds

1 tonne of crude oil	=	1 metric ton of crude oil	=	approximately 7.3 barrels of crude oil (assuming an API gravity of 34 degrees)

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

NOT APPLICABLE

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

Item 3. KEY INFORMATION

Selected Financial Information

The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and IFRS issued by the IASB as adopted by the European Union. The tables below show Eni selected historical financial data prepared in accordance with IFRS as of and for the years ended December 31, 2004, 2005, 2006 and 2007. The selected historical financial data for the years ended December 31, 2004, 2005, 2006 and 2007 are derived from Eni’s Consolidated Financial Statements included in Item 18. All such data should be read in connection with the Consolidated Financial Statements and the related notes thereto included herein.

Year ended December 31,

2003 (1)	2004	2005	2006	2007

(million euro except data per share and per ADR)
CONSOLIDATED PROFIT STATEMENT DATA
Net sales from operations	57,545	73,728	86,105	87,256
Operating profit by segment
Exploration & Production	8,185	12,592	15,580	13,788
Gas & Power	3,428	3,321	3,802	4,127
Refining & Marketing	1,080	1,857	319	729
Petrochemicals	320	202	172	74
Engineering & Construction	203	307	505	837
Other activities	(395)	(934)	(622)	(444)
Corporate and financial companies	(363)	(377)	(296)	(217)
Impact of unrealized intragroup profit elimination	(59)	(141)	(133)	(26)
Operating profit	12,399	16,827	19,327	18,868
Net profit attributable to Eni	7,059	8,788	9,217	10,011
Data per ordinary share (euro) (2)
Operating profit:
- basic	3.29	4.48	5.23	5.14
- diluted	3.28	4.47	5.22	5.14
Net profit attributable to Eni basic and diluted	1.87	2.34	2.49	2.73
Data per ADR ($) (2) (3)
Operating profit:
- basic	8.18	11.14	13.13	14.10
- diluted	8.17	11.12	13.12	14.10
Net profit attributable to Eni basic and diluted	4.66	5.82	6.26	7.48

As of December 31,

2003 (1)	2004	2005	2006	2007

(million euro except number of shares and dividend information)
CONSOLIDATED BALANCE SHEET DATA
Total assets		72,853	83,850	88,312	101,460
Short-term and long-term debt		12,684	12,998	11,699	19,830
Capital stock issued		4,004	4,005	4,005	4,005
Minority interest		3,166	2,349	2,170	2,439
Shareholders’ equity - Eni share		32,374	36,868	39,029	40,428
Capital expenditures		7,499	7,414	7,833	10,593
Weighted average number of ordinary shares outstanding (fully diluted - shares million)	3,778	3,775	3,763	3,701	3,669
Dividend per share (euro)	0.75	0.90	1.10	1.25	1.30
Dividend per ADR ($) (2)	1.83	2.17	2.73	3.24	3.74

(1)	Until December 31, 2004, Eni prepared its Consolidated Financial Statements and other interim financial information (including quarterly and semi-annual data) in accordance with Italian GAAP. IFRS required adopting companies to restate only one year of financial statements prepared under previous GAAP. Accordingly, selected IFRS financial information has not been published for the year ended December 31, 2003.
(2)	Euro per Share or dollars per American Depositary Receipt (ADR), as the case may be. From 2006, one ADR represents two Eni shares. Previously, one ADR was equivalent to five Eni shares. Data per ADR for 2003-2005 have been recalculated accordingly.
(3)	Eni’s financial statements are stated in euro. The translations of certain euro amounts into U.S. dollars are included solely for the convenience of the reader. The convenient translations should not be construed as representations that the amounts in euro have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange. Data per ADR, with the exception of dividends, were translated at the EUR/U.S. $ average exchange rate for each year presented (see the table on page 5). Dividends per ADR for the years 2003 through 2006 have been translated into U.S. dollars for each year presented using the Noon Buying Rate on payment dates, recorded on payment of the interim dividend and the balance to the full-year dividend, respectively. Eni started to pay an interim dividend in 2005. The dividend for 2007 was converted at the Noon Buying Rate of the interim dividend (euro 0.60 per share) payment date which occurred on October 25, 2007. The balance of euro 0.70 per share payable on May 22, 2008 was translated at the Noon Buying Rate of December 31, 2007. On May 14, 2008, the Noon Buying Rate was $1.55 per euro 1.00.

Selected Operating Information

The tables below set forth selected operating information with respect to Eni’s proved reserves, developed and undeveloped, of crude oil (including condensates and natural gas liquids) and natural gas, as well as other data as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. Data on production of oil and natural gas and hydrocarbon production sold includes Eni’s share of production of affiliates and joint ventures accounted for under the equity or cost method of accounting.

Year ended December 31,

2003	2004	2005	2006	2007

Proved reserves of liquids of consolidated subsidiaries at period end (mmBBL)	4,138	3,972	3,748	3,457	3,127
of which developed	2,447	2,471	2,331	2,126	1,953
Proved reserves of liquids of equity-accounted entities at period end (mmBBL)		36	25	24	142
of which developed			19	18	26
Proved reserves of natural gas of consolidated subsidiaries at period end (BCF)	18,008	18,278	17,501	16,897	16,549
of which developed	10,224	10,501	11,159	10,949	10,967
Proved reserves of natural gas of equity-accounted entities at period end (BCF)		157	90	68	3,022
of which developed			70	48	428
Proved reserves of hydrocarbons of consolidated subsidiaries in mmBOE at period end (1)	7,272	7,154	6,796	6,400	6,010
of which developed	4,230	4,300	4,275	4,032	3,862
Proved reserves of hydrocarbons of equity-accounted entities in mmBOE at period end (a)		64	41	36	668
of which developed			31	27	101
Reserve replacement ratio (2)	142	91	43	38	38
Average daily production of liquids (KBBL/d)	981	1,034	1,111	1,079	1,020
Average daily production of natural gas available for sale (mmCF/d) (3)	3,174	3,171	3,344	3,679	3,819
Average daily production of hydrocarbons available for sale (KBOE/d) (3)	1,536	1,586	1,693	1,720	1,684
Hydrocarbon production sold (mmBOE)	556.2	576.5	614.9	625.1	611.4
Oil and gas production costs per BOE (4)			5.59	5.79	6.90
Profit per barrel of oil equivalent (5)			12.20	14.97	14.03

(a)	Mainly refers to Eni’s share of proved reserves relating to three Russian companies purchased by Eni as part of a bid procedure for assets of bankrupt Yukos (Eni’s share was 60%). Gazprom was granted an option to acquire a 51% interest in these three entities. Should Gazprom exercise its call option, Eni’s interest would be diluted to approximately 30% and proved reserves that were booked in connection with the acquisition would be reduced by approximately 50%.
(1)	Includes approximately 747, 737, 760, 754 and 749 BCF of natural gas held in storage in Italy at December 31, 2003, 2004, 2005, 2006 and 2007, respectively. See "Item 4 – Information on the Company – Exploration & Production – Storage".
(2)	Consists of: (i) the increase in proved reserves of consolidated subsidiaries attributable to: (a) purchases of minerals in place; (b) revisions of previous estimates; (c) improved recovery; and (d) extensions and discoveries, less sales of minerals in place; divided by (ii) production during the year as set forth in the reserve tables, in each case prepared in accordance with SFAS 69. See the unaudited supplemental oil and gas information in Notes 39 to the Consolidated Financial Statements. Expressed as a percentage.
(3)	Natural gas production volumes exclude gas consumed in operations (151, 220, 251, 286 and 296 mmCF/d in 2003, 2004, 2005, 2006 and 2007, respectively).
(4)	Consists of production costs (costs incurred to operate and maintain wells and field equipment including also royalties) prepared in accordance with IFRS divided by actual production net of production volumes of natural gas consumed in operations. See the unaudited supplemental oil and gas information in Notes 39 to the Consolidated Financial Statements. Expressed in dollars. Data for the years prior to 2005 are not available as they were prepared in accordance with U.S. GAAP.
(5)	Results of operations from oil and gas producing activities, divided by actual sold production, in each case prepared in accordance with IFRS to meet ongoing U.S. reporting obligations. See the unaudited supplemental oil and gas information in Notes 39 to the Consolidated Financial Statements for a calculation of results of operations from oil and gas producing activities. Expressed in dollars. Data for the years prior to 2005 are not available as they were in accordance with U.S. GAAP.

Selected Operating Information continued

Year ended December 31,

2003	2004	2005	2006	2007

Sales of natural gas to third parties (6)	69.49	72.79	77.08	79.63	78.75
Natural gas consumed by Eni (6)	1.90	3.70	5.54	6.13	6.08
Sales of natural gas of affiliates (Eni’s share) (6)	6.94	5.84	7.08	7.65	8.74
Total sales and own consumption of natural gas of the Gas & Power segment (6)	78.33	82.33	89.70	93.41	93.57
E&P natural gas sales in Europe and in the Gulf of Mexico (7)	5.03	4.70	4.51	4.69	5.39
Worldwide natural gas sales	83.36	87.03	94.21	98.10	98.96
Transport of natural gas for third parties in Italy (6)	24.63	28.26	30.22	30.90	30.89
Length of natural gas transport network in Italy at period end (8)	30.1	30.2	30.7	30.9	31.1
Electricity sold (9)	8.65	16.95	27.56	31.03	33.19
Refinery throughputs (10)	33.52	35.75	36.68	36.27	35.21
Balanced capacity of wholly-owned refineries (11)	504	504	524	534	544
Retail sales (in Italy and rest of Europe) (10)	14.01	14.40	13.72	12.48	12.65
Number of service stations at period end (in Italy and rest of Europe)	10,647	9,140	6,282	6,294	6,441
Average throughput per service station (in Italy and rest of Europe) (12)	2,109	2,488	2,479	2,470	2,486
Petrochemical production (10)	6.91	7.12	7.28	7.07	8.80
Oilfield Services Construction and Engineering order backlog at period end (13)	9,405	8,521	10,122	13,191	15,390
Employees at period end (units)	75,421	70,348	72,258	73,572	75,862

(6)	Expressed in BCM.
(7)	From 2006, also includes E&P sales of volumes of natural gas produced in the Gulf of Mexico.
(8)	Expressed in thousand kilometers.
(9)	Expressed in TWh.
(10)	Expressed in mmtonnes.
(11)	Expressed in KBBL/d.
(12)	Expressed in thousand liters per day. Refers to the Agip branded network only, as in years up to 2005 Eni also sold refined products on the "IP" branded network of service stations in Italy.
(13)	The sum of the order backlog of Saipem SpA and Snamprogetti SpA, expressed in million euro.

Exchange Rates

The following tables sets forth, for the periods indicated, certain information regarding the Noon Buying Rate in U.S. dollars per euro, rounded to the second decimal (Source: The Federal Reserve Board).

High	Low	Average (1)	At period end

(U.S. dollars per euro)
Year ended December 31,
2003	1.26	1.04	1.13	1.26
2004	1.36	1.18	1.24	1.35
2005	1.35	1.17	1.24	1.18
2006	1.33	1.19	1.26	1.32
2007	1.49	1.29	1.37	1.46

(1)	Average of the Noon Buying Rates for the last business day of each month in the period.

High	Low	At period end

(U.S. dollars per euro)
November 2007	1.49	1.44	1.47
December 2007	1.48	1.43	1.46
January 2008	1.49	1.46	1.48
February 2008	1.52	1.45	1.52
March 2008	1.58	1.52	1.58
April 2008	1.60	1.56	1.56
May 2008 (through May 14, 2008)	1.55	1.54	1.55

Fluctuations in the exchange rate between the euro and the dollar affect the dollar equivalent of the euro price of the Shares on the Telematico and the dollar price of the ADRs on the NYSE. Exchange rate fluctuations also affect the dollar amounts received by owners of ADRs upon conversion by the Depository of cash dividends paid in euro on the underlying Shares. The Noon Buying Rate on May 14, 2008 was $1.55 per euro 1.00.

Risk Factors

Competition

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy to the industrial, commercial and residential energy markets.

Eni encounters competition from other oil and natural gas companies in all areas of its operations.

•	In the Exploration & Production business, Eni faces competition from both international oil companies and state run oil companies for obtaining exploration and development rights, particularly outside of Italy, and developing and applying new technology to maximize hydrocarbon recovery. If Eni fails to obtain new exploration and development acreage or to apply and develop new technology, its growth prospects and future results of operations and cash flows may be adversely affected. The current trend of the industry towards a reduction of the number of operators through takeovers or mergers may lead to stronger competition from operators with greater financial resources and a wider portfolio of development projects.
•	Eni is increasingly in competition with state run oil companies who are partners of Eni in a number of oil and gas projects and titles in the host countries where Eni conducts its upstream operations. These state run oil companies can change contractual terms and other conditions of oil and gas projects in order to obtain a larger profit share from a given project, by this way reducing Eni’s profit share. For example, Sonatrach, the Algeria national oil company, is seeking to modify the contractual terms of certain PSAs in which Eni is party to achieve a redistribution of the tax burden of such PSAs. In fact, Sonatrach alleges that it is currently bearing part of the tax burden attributable to Eni following the enactment of certain modifications to the country’s tax regime. If this negotiation results in a negative outcome for Eni, the future profitability of certain of Eni’s PSAs in Algeria will be reduced. For more information on this matter see "Item 4 – Exploration & Production – Algeria".
•	In Eni’s Exploration & Production activities in Libya, which accounted for 14% of its liquids production and 15% of its gas production in 2007, the Company faces increasing competition from other international oil and gas companies. This competition has increased sharply in recent years following the ending of economic sanctions imposed on Libya by the United Nations and the U.S.
•	In its domestic natural gas business, Eni faces an increasingly strong competition from both national and international natural gas suppliers, also following the impact of the liberalization of the Italian natural gas market introduced by Legislative Decree No. 164/2000 which provides for, among other things, the opening of the Italian market to competition, limitations to the size of gas companies relatively to the market and third party access to infrastructures. Increasingly high levels of competition in the Italian natural gas market could possibly entail reduced natural gas selling margins (see below). In addition, Legislative Decree No. 164/2000 grants the Italian Authority for Electricity and Gas certain regulatory powers in matters of natural gas pricing and access to infrastructures. Outside of Italy, particularly in Europe, Eni faces competition from large well-established European utilities and other international oil and gas companies in growing its market share and acquiring or retaining clients. Furthermore a number of large clients, particularly electricity producers, in both the domestic market and other European markets are planning to enter the supply market of natural gas. At the same time, a number of national gas producers from countries with large gas reserves are planning to sell natural gas directly to final clients, which would threaten the market position of companies like Eni which resell gas purchased from producing countries to final customers. These developments may increase the level of competition in both the national and other European markets for natural gas and reduce Eni’s operating profit.
•	In its domestic electricity business, Eni competes with other producers and traders from Italy or outside of Italy who sell electricity in the Italian market.
•	In retail marketing of refined products both in and outside Italy, Eni competes with third parties (including international oil companies and local operators such as supermarket chains) to obtain concessions to establish and operate service stations. Once established, Eni’s service stations compete primarily on the basis of pricing, services and availability of non-petroleum products. In Italy, political and institutional forces are urging greater levels of competition in the retail marketing of fuels. Eni expects developments on this issue to further increase pressure on selling margins in the retail marketing of fuels.
•	Competition in the oilfield services, construction and engineering industries is primarily based on technical expertise, quality and number of services and availability of technologically advanced facilities (for example, vessels for offshore construction).

The Company’s failure or inability to respond effectively to competition could adversely impact the Company’s growth prospects, future results of operations and cash flows.

Risks associated with the exploration and production of oil and natural gas

The exploration and production of oil and natural gas requires high levels of capital expenditures and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil and natural gas fields. The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production interests, the imposition of specific drilling and other work obligations, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. The oil and gas industry is subject to the payment of royalties and income taxes which tend to be higher than those payable in many other commercial activities.

Exploratory drilling efforts may not be successful

Drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be unsuccessful as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or fires, blow-outs and various forms of accidents, marine risks such as collisions and adverse weather conditions and shortages or delays in the delivery of equipment. Exploring or drilling in offshore areas, particularly in deep waters, is generally more complex and riskier than onshore areas; the same is true for exploratory activity in remote areas or in challenging environmental conditions such as those we are experiencing in the Caspian region or Alaska. Specifically, in the Caspian Region these complex environmental conditions resulted in higher drilling expenses as discussed under "Item 4 – Exploration & Production – Caspian Area". Failure to discover commercial quantities of oil and natural gas could have an adverse impact on Eni’s future growth prospects, results of operations and liquidity. Because Eni plans to invest significant capital expenditures in executing high risk exploration projects, it is likely that Eni will incur significant exploration and dry hole expenses. High risk exploration projects include projects executed in deep and ultra-deep offshore and in new areas where the Company lacks installed production facilities. In particular Eni plans to explore for oil and gas offshore, frequently in deep water or at deep drilling depths, where operations are more difficult and costly than on land or at shallower depths and in shallower waters. Deep water operations generally require a significant amount of time between a discovery and the time that Eni can produce and market the oil or gas, increasing both the operational and financial risks associated with these activities. In the case of the Company, risky exploration projects are conducted in the deep offshore of the Gulf of Mexico, Australia, Brazil, the Barents Sea, India, and offshore Ireland. In 2008, management plans to spend significant amounts of exploration expenditures in these areas that may result in significant dry hole expenses.

In addition, lack of essential equipment such as a shortage of deep water rigs could delay operations or increase exploration costs, thus increasing both operational and financial risks. Furthermore, failure to find additional commercial reserves could reduce future production of oil and natural gas which is highly dependent on the rate of success of exploratory activity.

Development projects bear significant operational risks which may adversely affect actual returns on such projects

Eni is involved in several development projects for the production of hydrocarbon reserves, principally offshore. Eni’s future results of operations rely upon its ability to develop and operate major projects as planned. Key factors that may affect the economics of these projects include:

•	the outcome of negotiations with co-venturers, governments, suppliers, customers or others including, for example, Eni’s ability to negotiate favorable long-term contracts with customers; the development of reliable spot markets that may be necessary to support the development of particular production projects, or commercial arrangements for pipelines and related equipment to transport and market hydrocarbons. Furthermore, projects executed with partners and co-venturers reduce the ability of the Company to manage risks and costs, and Eni could have limited influence over and control of the operations, behaviors and performance of its partners;
•	timely issuance of permits and licenses by government agencies;
•	the Company’s relative size compared to its main competitors which may prevent it from affording opportunities to participate in large-scale projects or affect its ability to reap benefits associated with economies of scale, for example by obtaining more favorable contractual terms by supplier of goods and services;
•	the ability to design development projects so as to prevent the occurrence of technical inconvenience;
•	delays in manufacturing and delivery of critical equipment, or shortages in the availability of such equipment, causing cost overruns and delays;
•	risks associated with the use of new technologies and the inability to develop advanced technologies to maximize the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;
•	changes in operating conditions and costs, including the sharp rise in procurement costs and costs for leasing third party equipment or purchase services such as drilling rigs and shipping that we have experienced in recent years as a result of industry-wide cost inflation, resulting in cost overruns;
•	the actual performance of the reservoir and natural field decline; and
•	the ability and time necessary to build suitable transport infrastructures to export production to final markets.

Furthermore, deep waters and other hostile environments, where the majority of Eni’s planned and existing development projects are located, can exacerbate these problems. Delays and differences between scheduled and actual timing of critical events, as well as cost overruns may adversely affect completion, the total amount of expenditures to be incurred and start up of production from such projects and, consequently, actual returns. Finally, developing and market hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involving an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning related facilities. As a consequence, rates of return for such long-lead-time projects are exposed to the volatility of oil and gas prices which may be substantially lower with respect to prices assumed when the investment decision was actually made, leading to lower rates of return. For example, we have experienced increased budgeted expenditures and a substantial delay in the scheduling of production start up on the Kashagan field, where development is ongoing. Moreover, in July 2007 these matters triggered a dispute with the relevant Kazakh authorities. In January 2008, the Kazakh authorities and the partners of the consortium North Caspian Sea Production Sharing Agreement (NCSPSA), which conducts operations at the Kashagan field, reached a settlement of this dispute. The parties have agreed, among others, to the following terms: (i) the proportional dilution of the participating interests of all the international members of the Kashagan consortium, allowing the national Kazakh company KazMunayGas’ stake to increase matching that of the four major shareholders at 16.81%, effective January 1, 2008. The Kazakh partner will pay to the other co-venturers an aggregate amount of U.S. $1.78 billion; (ii) a value transfer package to be implemented through changes to the terms of the NCSPSA, the amount of which will vary in proportion to future levels of oil prices. Eni will contribute to the value transfer package according to its new participating interest in the project. See "Item 4 – Business Overview – Exploration & Production". If the Company is unable to develop and operate major projects as planned, it may have a material adverse effect on our results of operations and liquidity.

Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition

Eni’s results of operations and financial condition are substantially dependent on its ability to develop and sell oil and natural gas. Unless the Company is able to replace produced oil and natural gas, its reserves will decline. Eni’s proved reserves of subsidiaries declined by 6.1% in 2007 and by 5.8% in 2006. In addition, Eni’s reserve replacement ratio was 38% in both 2007 and 2006, and 43% in 2005, meaning that the Company replaced less reserves than those produced. These reductions were greatly impacted by lower reserves entitlements in the Company’s Production Sharing Agreements and similar contractual schemes. In accordance with such contracts, Eni is entitled to a portion of a field’s reserves, the sale of which should cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to determine year-end amounts of Eni’s proved reserves, the lower the number of barrels necessary to cover the same amount of expenditures. See "Item 4 – Business Overview – Exploration & Production". Future oil and gas production is dependent on the Company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiation with countries and other owners of known reserves and acquisitions. An inability to replace reserves could adversely impact future production levels and growth prospects, thus negatively affecting Eni’s future results of operations and financial condition.

Lifting and development costs are trending up and this could reduce profit per BOE in the Exploration & Production segment

Profits per BOE in the Exploration & Production segment are being affected by a steady rising trend in lifting and development costs as a result of a number of industry-wide operating factors, including: (i) the increasingly high percentage of complex development projects in our portfolio (such as those in deep and ultra deep waters and in harsh environments, such as with the Kashagan field). These projects in complex environments bear higher lifting and development costs as compared to development projects located onshore and in traditional environments; (ii) continuing increases in the purchase prices of raw materials and services due to sector-specific inflation; and (iii) an increasingly severe shortage of specialized resources (such as engineers and other valuable technicians) and critical equipment (such as drilling rigs) especially in remote areas, leading to project delays and cost overruns. Eni’s management expects this rising trend in lifting and development costs to continue in the foreseeable future, resulting in a continuing pressure on our profit margins per BOE.

Changes in crude oil and natural gas prices may adversely affect Eni’s results of operations

The exploration and production of oil and gas is a commodity business with a history of price volatility. The single largest variable that affects the Company’s results of operations and financial condition is crude oil prices. Eni generally does not hedge its exposure to variability in future cash flows due to crude oil price movements. As a consequence, Eni’s profitability depends heavily on crude oil and natural gas prices.

Crude oil and natural gas prices are subject to international supply and demand and other factors that are beyond Eni’s control, including among other things:

(i)	the control on production exerted by OPEC member countries which control a significant portion of the worldwide supply of oil and can exercise substantial influence on price levels;
(ii)	global geopolitical and economic developments, including sanctions imposed on certain oil-producing countries on the basis of resolutions of the United Nations or bilateral sanctions;
(iii)	global and regional dynamics of demand and supply of oil and gas;
(iv)	prices and availability of alternative sources of energy;
(v)	governmental and intergovernmental regulations, including the implementation of national or international laws or regulations intended to limit greenhouse gas emissions, which could impact the prices of hydrocarbons; and
(vi)	success in developing and applying new technology.

All these factors can affect the global balance between demand and supply for oil and prices of oil. Such factors can also affect the prices of natural gas because natural gas prices for the major part of our supplies are typically indexed to the prices of crude oil and certain refined petroleum products. Lower crude oil prices have an adverse impact on Eni’s results of operations and cash flows from operations.

Furthermore, lower oil and gas prices over prolonged periods may also adversely affect Eni’s results of operations and cash flows by: (i) reducing rates of return of development projects either planned or being implemented, leading the Company to reschedule, postpone or cancel development projects; (ii) reducing the Group’s liquidity, entailing lower resources to fund expansion projects, further dampening the Company’s ability to grow future production and revenues; and (iii) triggering a review of future recoverability of the Company’s carrying amounts of oil and gas properties, which could lead to the recognition of significant impairments charges.

Uncertainties in Estimates of Oil and Natural Gas Reserves

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are the following:

•	the quality of available geological, technical and economic data and their interpretation and judgment;
•	projections regarding future rates of production and timing of development expenditures;
•	whether the prevailing tax rules, other government regulations and contractual conditions will remain the same as on the date estimates are made;
•	results of drilling, testing and the actual production performance of Eni’s reservoirs after the date of the estimates which may require substantial upward or downward revisions; and
•	changes in oil and natural gas prices which could affect the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs existing as of the date when those estimates are made. In particular the reserves estimates are subject to revisions as prices fluctuate due to the cost recovery mechanism under the Company’s PSAs and similar contractual schemes.

Many of these factors, assumptions and variables involved in estimating proved reserves are beyond Eni’s control and may change over time and impact the estimates of oil and natural gas reserves. Accordingly, the estimated reserves could be significantly different from the quantities of oil and natural gas that ultimately will be recovered. Additionally, any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes, which could adversely impact Eni’s results of operations and financial condition.

Oil and gas activity may be subject to increasingly high levels of income taxes

In recent years, Eni has experienced adverse changes in tax regimes applicable to oil and gas operations in a number of countries where the Company conducts its upstream operations. For example, in 2006 changes were enacted in the rate of taxes applicable to profit before taxation for upstream operations in the United Kingdom and in Algeria. As a result, in its 2006 profit and loss account Eni recorded an aggregate expense of euro 526 million for higher taxes payable and adjustments to deferred tax liabilities.

Management believes that adverse changes are always possible in the tax regimes of any country in which Eni conducts its oil and gas operations, regardless of the level of stability of the political and legislative framework in each country. These adverse changes would translate into negative impacts on Eni’s future results of operations and cash flows. Furthermore, the marginal tax rate in the oil and gas industry tends in the long-term to change in correlation with the price of crude oil which could make it difficult for Eni to translate higher oil prices into increased net profit.

Political Considerations

A substantial portion of our oil and gas reserves and gas supplies are located in politically, socially and economically unstable countries where we are exposed to material disruptions to our operations

Substantial portions of Eni’s hydrocarbon reserves are located in countries outside the EU and North America, some of which may be politically or economically less stable than EU or North American countries. At December 31, 2007, approximately 70% of Eni’s proved hydrocarbon reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supply comes from countries outside the EU and North America. In 2007, approximately 60% of Eni’s supplies of natural gas came from such countries. See "Item 4 – Gas & Power – Natural Gas Supplies". Adverse political, social and economic developments in any of those countries may affect Eni’s ability to continue operating in an economic way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves. Particularly Eni faces risks in connection with the following issues: (i) lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws, regulations and contractual arrangements leading for example to expropriations or forced divestitures of assets and unilateral cancellation or modification of contractual terms. A case in point was the expropriation of Eni’s assets relating to the Dación oilfield in Venezuela which occurred in 2006, following the unilateral cancellation of a service contract regulating oil activities in this field by the Venezuelan state oil company. For a discussion on developments for this matter see "Item 4 – Exploration & Production – Venezuela"; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases (including retroactive claims); and (v) civil and social unrest leading to sabotages, acts of violence and incidents. For example, in 2007 we experienced continued social unrest in Nigeria leading to a number of disruptions at certain Eni oil producing facilities in the Country. As a consequence, our oil and gas production in the Country declined by an estimated amount of 25 KBOE/d from the previous year. In the first quarter of 2008, the Company has experienced a slow ramp up of production. See "Item 4 – Exploration & Production – Oil and Natural Gas Reserves"; and "Item 5 – Recent Developments". While the occurrence of these events is unpredictable, it is likely that the occurrence of such events could cause Eni to incur material losses or facility disruptions, by this way adversely impacting Eni’s results of operations and cash flows.

Our activities in Iran could lead to sanctions under relevant U.S. legislation

Eni is currently conducting oil and gas operations in Iran. The legislation and other regulations of the United States of America impose sanctions on this country and may lead to the imposition of sanctions on any persons doing business in this country or with Iranian counterparties.

Under the Iran Sanctions Act of 1996 (as amended, "ISA"), which implements sanctions against Iran with the objective of denying it the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction, upon receipt by the U.S. authorities of information indicating potential violation of this act, the President of the United States is authorized to start an investigation aiming at possibly imposing sanctions from a six-sanction menu against any person found in particular to have knowingly made investments of U.S. $20 million or more in any twelve-month period, contributing directly and significantly to the enhancement of Iran’s ability to develop its hydrocarbons resources. Furthermore, the ISA envisages that the President of the United States is bound to impose sanctions against any persons that knowingly contribute to certain military programs of Iran, effective on June 6, 2006. Eni cannot predict interpretations of, or the implementation policy of the U.S. Government under, ISA with respect to Eni’s current or future activities in Iran or other areas. Eni has incurred capital expenditures in excess of U.S. $20 million in Iran in each of the last 8 years. Management expects to continue investing in Iran yearly amounts in excess of that threshold in the foreseeable future. Eni’s current activities in Iran are primarily limited to carrying out residual development activities relating to certain buy-back contracts it entered into in 2000 and 2001 and no sanctions have ever been imposed on Eni’s activities in the country.

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

We are aware of initiatives by certain U.S. states and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies requiring divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism. These policies could adversely impact investment by certain investors in our securities.

Cyclicality of the Petrochemical Industry

The petrochemical industry is subject to cyclical fluctuations in demand, with consequential effects on prices and profitability exacerbated by the highly competitive environment of this industry. Eni’s petrochemical operations have been in the past and may be adversely affected in the future by worldwide economic slowdowns and excess installed production capacity. Furthermore, Eni’s petrochemical operations face increasing competition from Asiatic companies and national oil companies’ petrochemical divisions which can leverage on certain long-term competitive advantages in terms of lower operating costs and feedstock purchase costs. In particular, Eni’s petrochemical operations are located mainly in Italy and Western Europe where regulatory framework and public environmental sensitivity are generally more stringent than in other countries, especially Far East countries, resulting in higher operating costs of our petrochemical operation compared to the Company’s Asiatic competitors due to the need to comply with applicable laws and regulations in environmental and other related matters.

Liberalization of the Italian Natural Gas Market

Legislative Decree No. 164/2000 opened up the Italian natural gas market to competition as from January 1, 2003. As a result, all customers in Italy are free to choose their supplier of natural gas. The decree, among other things, introduced rules which have a significant impact on Eni’s activity, as the Company is present in all the phases of the natural gas chain; in particular:

•	until December 31, 2010, antitrust thresholds are in place for gas operators in Italy as follows: (i) effective January 1, 2002, operators are prohibited to transmit into the national transport network imported or domestically produced gas volumes higher than a preset share of Italian final consumption. This share was 75% of total final consumption in the first year of regulation, decreasing by 2 percentage points per year to achieve a 61% threshold in terms of final consumption by 2009 (this share amounted to 65% in 2007); and (ii) effective January 1, 2003, operators are forbidden from marketing gas volumes to final customers in excess of 50% of overall volumes marketed to final customers. Compliance with these ceilings is verified annually by comparing actual average shares reached by any operator in a given three-year period for both volumes input and volumes marketed to customers to average shares permitted by the law for the same period. Actual shares are computed net of losses (in the case of sales) and volumes of natural gas consumed in own operations. Based on a bill passed by the Italian upper house, Eni expects that these antitrust thresholds will be renewed when they expire in 2010; and

•	access to natural gas infrastructures is guaranteed to any natural gas operator on the basis of certain procedures that must be transparent and non discriminatory. Natural gas infrastructures comprise high pressure, high sized pipelines for transporting natural gas over long distances, certain depleted fields to store natural gas, regasification facilities and low pressure, small sized pipelines for distributing natural gas to residential and commercial clients located in urban centers. Tariffs to use these infrastructures are set by the Authority for Electricity and Gas, an independent governmental body.

Eni expects that a combination of regulatory effects and increasing competition will limit growth prospects and profitability of our natural gas business in Italy as discussed below.

Eni has been experiencing significant pressure on its natural gas margins1 since the inception of the liberalization process in Italy. In addition, unfavorable trends in Italian demand and supply of gas could add further pressure

Since the inception of the liberalization process in the Italian natural gas market, Eni has been experiencing rising competition in its natural gas business leading to lower selling margins due to the entry of new competitors into the market. Certain competitors of Eni are supplied by the Company itself, generally on the basis of long-term contracts. In fact, in order to comply with the above mentioned regulatory thresholds relating to volumes supplied through the national transport network and sales volumes in Italy, Eni sold part of its gas availability under its take-or-pay supply contracts to third parties importing said volumes to Italy and marketing them to Italian customers. For more information on Eni’s take-or-pay contracts, see "Item 4 – Gas & Power – Natural gas purchases".

Management expects Eni’s gas selling margins in Italy to remain under pressure in the foreseeable future considering Eni’s gas availability under its take-or-pay supply contracts, build-up of Eni’s supplies to the above mentioned competitors and possibly new competitors entering the Italian market also in light of ongoing or planned capital projects intended to expand the transport capacity of import pipelines to Italy and to build new import infrastructures, particularly LNG terminals. In fact, Eni is currently implementing its plans to upgrade its natural gas import pipelines mainly from Algeria and Russia to Italy to achieve an increase of 16 BCM/y in import capacity reaching full operation in 2009, of which 10 BCM are expected to come online in 2008 (3.3 BCM are already operating; 6.6 BCM are expected to come online by year end). Further 3 BCM/y of new import capacity will be added by upgrading the GreenStream gasline from Libya with expected start up in 2012. A large portion of the new capacity deriving from Eni’s upgrading projects has been or is planned to be sold to third parties. In addition, Eni expects a third party’s new LNG terminal with an 8 BCM/y capacity to commence operations by end of 2008.

Despite the fact that an increasing portion of natural gas volumes purchased by Eni under its take-or-pay contracts is planned to be marketed outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new supply infrastructures, and the evolution of Italian regulations of the natural gas sector, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts and may result in a downward pressure on gas selling margins. Based on the foregoing, Eni’s future results of operations and cash flows might be adversely affected.

Eni’s growth prospects in Italy are limited by regulation

Due to the antitrust threshold on direct sales in Italy, management expects Eni’s natural gas sales in Italy to increase at a rate that will not exceed the growth rate of natural gas demand in Italy.

Eni is committed to increasing natural gas sales in Europe. If Eni fails to achieve this target, future growth prospects may be adversely affected. Furthermore, Eni may be unable to fulfill its minimum take obligations under its take-or-pay purchase contracts and this could adversely impact results of operations and liquidity

Over the medium term, Eni plans to increase its natural gas sales in Europe leveraging on its natural gas availability under take-or-pay purchase contracts it has entered into with major natural gas producing countries (namely Russia, Algeria, Libya, Norway and the Netherlands). Should Eni fail to increase natural gas sales in Europe as planned due to poor strategy execution or competition, Eni’s future growth prospects, results of operations and cash flows might be adversely affected also taking account that Eni might be unable to fulfill its contractual obligations to purchase certain minimum amounts of natural gas based on its take-or-pay purchase contracts currently in force.

Due to the regulated access to natural gas transport infrastructures in Italy, Eni may not be able to sell in Italy all the natural gas volumes it planned to import and, as a consequence, the Company may be unable to sell all the natural gas volumes which it is committed to purchase under take-or-pay contract obligations

Over the medium term, Eni has scheduled its import volumes of natural gas to Italy based on the assumption to use the purchase flexibility contractually provided by its take-or-pay purchase contracts during periods in which

(1)	For a definition of margin see "Glossary".

demand is expected to peak. These import programs are also based on the assumption that Eni will obtain the necessary transport capacity on the Italian transport network. However, Eni’s planning assumptions are inconsistent with current rules regulating the access to the Italian transport infrastructures as provided for by the Network Code currently in force which has been drafted in accordance with Decision No. 137 of July 17, 2002 of the Authority for Electricity and Gas. Such rules establish certain priority criteria for transport capacity entitlements at points where the Italian transport infrastructure connects with international import pipelines (the so-called entry points to the Italian transport system). Specifically, Eni’s gas volumes purchased under take-or-pay contracts are entitled to a priority in the allocation of available transport capacity for amounts not exceeding average daily contractual volumes. Accordingly, Eni’s purchase volumes exceeding average daily contractual volumes are not entitled to any priority in gaining access to the Italian transport infrastructures. The contractual flexibility represented by Eni’s right to uplift daily volumes larger than average daily contractual volumes under its take-or-pay purchase contracts is used when demand peaks, usually during the wintertime. In the event congestion occurs at entry points to the Italian transport network, under current regulation available transport capacity would be entitled firstly to operators having a priority right, i.e. holders of take-or-pay contracts within the limits of average daily contractual volumes. Then any residual available transport capacity would be allocated in proportion to all pending capacity requests. Eni considers Decision No. 137/2002 to be inconsistent with the overall rationale of the European natural gas regulatory framework, especially with reference to Directive 98/30/CE (superseded and replaced by Directive 03/55/CE) and Legislative Decree No. 164/2000, and has opened an administrative procedure to repeal Decision No. 137/2002 before an administrative court. See "Item 4 – Regulation of the Italian Hydrocarbons Industry – Gas & Power". Eni cannot rule out a negative outcome for this matter. However, management believes that Eni’s results of operations and cash flows could be adversely affected should market conditions in light of current regulatory constraints prevent Eni from selling its whole availability of natural gas purchased to fulfill its minimum take contract obligations (e.g. in case a congestion occurs at the entry points of the Italian transport infrastructure, Eni would be forced to uplift a smaller volume of gas than the minimum contractual take). See "Item 5 – Management Expectations of Operations".

The Italian Government, Parliament and the regulatory authorities in Italy and in Europe may take further steps to increase competition in the Italian natural gas market and such regulatory developments may adversely affect Eni’s results of operations and cash flows

Italian institutional and political forces are urging a higher degree of competition in the Italian natural gas market and this may produce significant developments in this area. A brief description follows of certain recently enacted laws and certain proceedings before the Authority for Electricity and Gas and the Italian Antitrust Authority in order to allow investors to gain some insight into the complexity of this matter. For a full discussion of laws and procedures described herein see "Item 4 – Regulation of the Italian Hydrocarbons Industry – Gas & Power".

In 2003, Law No. 290 was enacted which prohibits Eni from holding an interest higher than 20% in undertakings owning natural gas transport infrastructure in Italy (Eni currently holds a 50.04% interest in Snam Rete Gas, which owns and manages approximately 97% of the Italian natural gas transport infrastructure). A decree is expected to be enacted by the Italian Prime Minister to establish the relevant provisions to implement this mandatory disposal. The deadline for the disposal, which was initially scheduled for December 31, 2008, is to be re-scheduled in a 24-month term starting from the date in which this decree from the Italian Prime Minister becomes effective. Currently, Eni is unable to predict any deadline of this disposal.

On the basis of a joint inquiry conducted from 2003 through June 2004 on the Italian natural gas market, the Authority for Electricity and Gas and the Italian Antitrust Authority (the "Antitrust Authority") concluded that the overall level of competition of the Italian natural gas market is unsatisfactory due to the dominant position held by Eni in many phases of the natural gas chain. According to both the Authority for Electricity and Gas and the Antitrust Authority, the vertical integration of Eni in the supply, transport and storage of gas has restricted the development of competition in Italy notwithstanding the antitrust ceilings introduced by Legislative Decree No. 164/2000. It was further stated that the price of natural gas in Italy (in particular for the industrial sector) is higher than in other European countries.

In November 2006, the Authority for Electricity and Gas concluded an inquiry concerning the competitive behavior of operators selling natural gas to residential and commercial customers. This inquiry acknowledged that the retailing market for natural gas in Italy lacked a sufficient degree of competition due to current commercial practices and the existence of both entry and exit barriers. The Authority plans to implement measures to improve competition in this market.

In November 2007, the Italian Authority for Electricity and Gas and the Italian Antitrust Authority opened an inquiry to gain insight into the functioning of the natural gas storage activity in Italy, particularly with regard to lack of investments by operators directed to expand capacity to store natural gas in Italy. Eni through its wholly-owned subsidiary Stogit Italia owns almost the entire storage capacity currently existing in Italy.

Management believes the institutional debate on the degree of competition in the Italian natural gas market and the regulatory activity to be areas of attention and cannot exclude negative impacts deriving from developments on these matters on Eni’s future results of operations and cash flows.

Decisions of the Authority for Electricity and Gas on the matter of natural gas tariffs may diminish Eni’s ability to determine the price at which it sells natural gas to customers

On the basis of certain legislative provisions, the Authority for Electricity and Gas ("the Authority") holds a general monitoring power on pricing in the natural gas market in Italy and the power to establish reference selling tariffs for supply of natural gas to residential users taking into account, among other things, the public interest goal of containing inflationary pressure due to rising energy costs. The decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the purchase cost of natural gas on to the final consumers. Specifically, upon finalization of a complex lengthy administrative procedure started in 2004 and closed in March 2007, the Authority: (i) set the raw material cost component in supplies to residential users consuming less than 200,000 CM/y for the period from January 1, 2005 to June 30, 2006 – at the same time imposing to Italian natural gas importers (including Eni) to renegotiate supply contracts with resellers to residential users in order to take account of the impact of these new amounts; and (ii) confirmed the indexation mechanism for updating the raw material cost component in supplies to above mentioned users in force from July 1, 2006, establishing in particular that in case the international price of Brent crude oil decrease below the 20 dollars per barrel threshold or exceed the 35 dollars per barrel threshold the corresponding variations of the raw material cost are only partially transferred on to residential users of natural gas. Management cannot exclude the possibility that in the future the Authority could implement similar measures that may negatively affect Eni results of operations and liquidity. For more information on this issue (particularly the Authority’s Decisions No. 248/2004, 134/2006 and 79/2007) see "Item 4 – Regulation – Gas & Power".

Antitrust and competition law

The Group’s activities are subject to antitrust and competition laws and regulations in many countries of operations, especially in Europe. In 2007, Eni accrued significant provisions amounting to euro 130 million against pending antitrust proceedings before the European Commission. In previous years, Eni also recorded significant loss provisions against antitrust proceedings before the Italian Antitrust Authority, the Authority for Electricity and Gas and the European Commission. It is possible that the Group may incur significant loss provisions in future years relative to ongoing antitrust proceedings or possible new proceedings. The Group is particularly exposed to this risk in its natural gas and refining and marketing activities due to its large presence in these markets in Italy and in Europe. See Note 28 to the Consolidated Financial Statements for a full description of Eni’s main ongoing antitrust proceedings.

Furthermore, based on the findings of antitrust proceedings, plaintiffs could seek payment to compensate for any alleged damages as a result of antitrust business practices on part of Eni. Both these risks could adversely affect the Group’s future results of operations and cash flows.

Environmental, Health and Safety Regulation

Eni may incur material operating expenses and expenditures in relation to compliance with applicable environmental, health and safety regulations

Eni is subject to numerous EU, international, national, regional and local environmental, health and safety laws and regulations concerning its oil and gas operations, products and other activities. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, as well as refining, petrochemicals and other Group operations, limit or prohibit drilling activities in certain protected areas, provide for measures to be taken to protect the safety of the workplace and health of communities involved by the company’s activities, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining, petrochemical and other Group’s operations.

These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemical plants, refineries, pipeline systems and other facilities owned by Eni. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste materials. Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations. Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures to comply with environmental, health and safety laws and regulations, also taking into account possible future developments in environmental regulations in Italy and in other countries where Eni operates, particularly the implementation of increasingly strict measures decided at both international and country level to reduce greenhouse gas emissions.

Eni’s results of operations and financial condition are exposed to risks deriving from environmental, health and safety accidents and liabilities

Risks of environmental, health and safety incidences and liabilities are inherent in many of Eni’s operations and products. Notwithstanding management’s belief that Eni adopts high standards to ensure safety of its operations, it is always possible that incidents like blow-outs, spillovers, contaminations and similar events could occur that would result in damage to the environment, workers and communities. In particular, Eni is performing a number of remedial actions to restore certain industrial sites which were contaminated as a result of the Group’s activities in previous years. Management expects other remedial actions to be implemented in future years. The Group has accrued risk provisions to cope with all existing environmental liabilities whereby both a legal or constructive obligation to perform a clean-up or other remedial actions is in place and the associated costs can be reasonably estimated. The accrued amount represents the management’s best estimates of future environmental expenses to be incurred taking into account the probability that new and stricter environmental laws might be implemented and third parties’ claims. Notwithstanding this, management believes that it is possible that in the future Eni may incur significant environmental expenses and liabilities in addition to the amounts already accrued due to: (i) the chance of as yet unknown contamination; (ii) the results of on-going surveys or surveys to be carried out on the environmental status of certain Eni’s industrial sites as required by the applicable regulations on contaminated site; and (iii) the possibility that new litigation might arise.

Legal Proceedings

Eni is party to a number of civil actions and administrative proceedings arising in the ordinary course of the business. In addition to existing provisions accrued as of the balance sheet date to account for ongoing proceedings, it is possible that in future years Eni may incur significant losses in addition to amounts already accrued in connection with pending legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses.

Risks related to Changes in the Price of Oil, Natural Gas, Refined Products and Chemicals

Operating results in Eni’s Exploration & Production, Refining & Marketing, and Petrochemical segments are affected by changes in the price of crude oil and by movements in crude oil prices on margins of refined and petrochemical products.

Eni’s results of operations are affected by changes in international oil prices

Overall, lower oil prices have a net adverse impact on Eni’s results of operations. The effect of lower oil prices on Eni’s average realizations for produced oil is generally immediate. Furthermore, Eni’s average realizations for produced oil differ from the price of Brent crude marker primarily due to the circumstance that Eni’s production slate, which also includes heavy crude qualities, has a lower API gravity compared with Brent crude (when processed the latter allows for higher yields of valuable products compared to heavy crude qualities, hence higher market price).

The favorable impact of higher oil prices on Eni’s results of operations may be offset by different trends in margins for Eni’s downstream businesses

The impact of changes in crude oil prices on Eni’s downstream businesses, including the Gas & Power, the Refining & Marketing and the Petrochemical businesses, depends upon the speed at which the prices of gas and products adjust to reflect these changes. Wholesale margins in the Gas & Power business are substantially independent from fluctuations in crude oil prices as purchase and selling prices of natural gas are contractually indexed to prices of crude oil and certain refined products according to similar pricing schemes. However, quarterly performance and year-to-year comparability of results of Eni’s natural gas business may be somewhat affected by the indexation mechanism of the raw material component in gas supplies to residential customers and certain resellers to residentials in Italy in accordance with applicable regulations from the Italian Authority for Electricity and Gas as outlined above in the risk factor describing the "Liberalization of the Italian Natural Gas Market". Specifically, this indexation mechanism provides a certain time lag between movements in the price of crude oil and the related adjustment to the selling price of natural gas. For a detailed discussion of this indexation mechanism in Italy see "Item 4 – Regulation – Gas & Power – Natural gas prices".

In the Refining & Marketing and Petrochemical businesses a time lag exists between movements in oil prices and in prices of finished products.

Eni’s results of operations are affected by changes in European refining margins

The results of operations of Eni’s Refining & Marketing segment are substantially affected by changes in European refining margins which reflect changes in relative prices of crude oil and refined products as outlined above. Furthermore, Eni’s realized margins are also affected by relative price movements of heavy crude qualities vs. light crude qualities. In 2007, Eni’s refining margins declined significantly compared to 2006 due to a weak trading environment exacerbated by the circumstances that price differentials between heavy crudes and light ones narrowed sharply resulting in a substantial reduction in the profitability of complex throughputs.

Eni’s results of operations are affected by changes in petrochemical margins

Eni’s margins on petrochemical products are affected by trends in demand for petrochemical products and changes in oil prices which influence changes in purchase costs of petroleum-based feedstock. Given the commoditized nature of Eni petrochemical products, it is difficult for the Company to transfer higher purchase costs for oil-based feedstock to selling prices to customers. In 2007, the profitability of Eni’s petrochemical segment was significantly affected by lower selling margins for commodity petrochemical products due to higher purchase costs for oil-based feedstock that were not fully transferred to selling prices of products. Management’s outlook for 2008 is also challenging, and management does not expect any significant improvement in the trading environment from 2007 and possibly a further contraction in margins on petrochemical products.

Risks from Acquisitions

Eni constantly monitors the oil and gas market in search of opportunities to acquire individual assets or corporations in order to achieve its growth targets or complement its asset portfolio. Acquisitions entail an execution risk – the risk that the acquirer will not be able to effectively integrate the purchased assets so as to achieve expected synergies. In addition, in the current high oil price environment, acquisitions entail a financial risk – the risk of not being able to recover the purchase costs of acquired assets, in case a prolonged decline in the market prices of oil and natural gas occurs. We also incur unanticipated costs or assume unexpected liabilities and losses in connection with companies or assets we acquire. If the integration and financial risks connected to acquisitions materialize our financial performance may be adversely affected.

Exchange Rates

Movements in the exchange rate of the euro against the U.S. dollar can have a material impact on Eni’s results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, U.S. dollars, while a significant portion of Eni’s expenses are denominated in euros. Similarly, prices of Eni’s petrochemical products are generally denominated in, or linked to, the euro, whereas expenses in the Petrochemical segment are denominated both in euros and U.S. dollars. Accordingly, a depreciation of the U.S. dollar against the euro generally has an adverse impact on Eni results of operations and liquidity because it reduces booked revenues by an amount greater than the decrease in dollar-denominated expenses. The Exploration & Production segment is particularly affected by movements in the U.S. dollar vs. the euro exchange rates. In 2007, Eni’s operating profit in this business segment declined by an estimated amount of euro 1.4 billion due to a 9.2% depreciation of the U.S. dollar versus the euro. Based on current trends in the U.S. dollar vs. the euro exchange rates, management expects the operating profit of the Exploration & Production segment to be negatively affected in 2008.

Risks deriving from Eni’s Exposure to Weather Conditions

Significant changes in weather conditions in Italy and in the rest of Europe from year to year may affect demand for natural gas and some refined products; in colder years, demand is higher. Accordingly, the results of operations of the Gas & Power segment and, to a lesser extent, the Refining & Marketing segment, as well as the comparability of results over different periods, may be affected by such changes in weather conditions. In 2007, operating profit in the Gas & Power business was negatively affected by unusually mild winter weather resulting in lower gas sales from a year ago.

Furthermore, our operations, particularly offshore production of oil and natural gas, are exposed to extreme weather phenomena that can result in material disruption to our operations and consequent loss or damage of properties and facilities.

Interest Rates

Interest on Eni’s finance debt is primarily indexed at a spread to benchmark rates such as the Europe Interbank Offered Rate, "Euribor", and the London Interbank Offered Rate, "Libor". As a consequence, movements in interest rates can have a material impact on Eni’s finance expense in respect to its finance debt.

Critical Accounting Estimates

The preparation of financial statements requires management to make certain accounting estimates that are characterized by a high degree of uncertainty, complexity and judgment. These estimates affect the reported amount of the Company’s assets and liabilities, as well as the reported amount of the Company’s income and expenses for a given period. Although management believes these estimates to represent the best outcome of the estimation process, actual results could differ from such estimates, due to, among other things, the following factors: uncertainty, lack or limited availability of information; the availability of new informative elements, variations in economic conditions such as prices, significant factors (e.g. removal technologies and costs) and the final outcome of legal, environmental or regulatory proceedings. See "Item 5 – Critical Accounting Estimates".

Item 4. INFORMATION ON THE COMPANY

History and Development of the Company

Eni SpA with its consolidated subsidiaries is engaged in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni has operations in about 70 countries and 75,862 employees as of December 31, 2007.

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

The name of the agent of Eni in the United States is Viscusi Enzo, 666 Fifth Ave., New York, NY 10103.

Eni’s principal segments of operations are described below.

Eni’s Exploration & Production segment involves oil and natural gas exploration and field development and production, as well as LNG operations in 36 countries, including Italy, the UK, Norway, Libya, Egypt, Angola, Nigeria, Congo, the U.S., Kazakhstan, Russia and Australia. In 2007, Eni’s production of oil and natural gas amounted to 1,684 KBOE/d on an available-for-sale basis. As of December 31, 2007, Eni’s proved reserves of subsidiaries stood at 6,010 mmBOE; Eni’s share of reserves of equity-accounted entities amounted to 668 mmBOE. In 2007, Eni’s Exploration & Production segment reported net sales from operations (including inter-segment sales) of euro 27,278 million and operating profit of euro 13,788 million.

Eni’s Gas & Power segment involves supply, transport, distribution and marketing of natural gas, as well as of LNG. This segment also includes the activity of power generation that enables Eni to extract further value from gas, diversifying its commercial outlets. In 2007, Eni’s worldwide sales of natural gas amounted to 98.96 BCM, including 5.39 BCM of gas sales made directly by the Eni’s Exploration & Production segment in Europe and the U.S.. Sales in Italy amounted to 56.13 BCM, while sales in European markets were 35.02 BCM that included 10.67 BCM of gas sold to certain importers to Italy. Through its 50.04 per cent-owned subsidiary Snam Rete Gas, Eni operates an Italian network of high and medium pressure pipelines for natural gas transport that is approximately 31,081-kilometer long, while outside Italy Eni holds capacity entitlements on a network of European pipelines extending for approximately 5,000 kilometers made up of high pressure pipelines to import gas from Russia, Algeria, Libya and North Europe production basins to European markets. Eni, through its 100 percent-owned subsidiary Italgas and other subsidiaries, is engaged in natural gas distribution activity in Italy serving 1,318 municipalities through a low pressure network consisting of approximately 48,750 kilometers of pipelines as of December 31, 2007. Eni produces electricity and steam at its operated sites of Livorno, Taranto, Mantova, Ravenna, Brindisi, Ferrera Erbognone and Ferrara with a total installed capacity of approximately 4.9 GW as of December 31, 2007. In 2007, sales of electricity totaled 33.19 TWh. Eni operates a re-gasification terminal in Italy and holds indirect interest or capacity entitlements in a number of LNG facilities in Europe, Egypt and in certain projects under construction in the U.S.. In 2007, Eni’s Gas & Power segment reported net sales from operations (including inter-segment sales) of euro 27,633 million and operating profit of euro 4,127 million.

Eni’s Refining & Marketing segment involves refining and marketing of petroleum products mainly in Italy and in the rest of Europe. In 2007, processed volumes of crude oil and other feedstock amounted to 37.15 mmtonnes and sales of refined products were 50.15 mmtonnes, of which 28.05 mmtonnes in Italy. Retail sales of refined product at operated service stations amounted to 12.65 mmtonnes including Italy and the rest of Europe. In 2007, Eni’s retail market share in Italy through its Agip-branded network of service stations was 29.2%. In 2007, Eni’s Refining & Marketing segment reported net sales from operations (including inter-segment sales) of euro 36,401 million and operating profit of euro 729 million.

Eni’s petrochemical activities include production of olefins and aromatics, basic intermediate products, polyethylene, polystyrenes, and elastomers. Eni’s petrochemical operations are concentrated in Italy and Western Europe. In 2007, Eni sold 5.5 mmtonnes of petrochemical products. In 2007, Eni’s Petrochemical segment reported net sales from operations (including inter-segment sales) of euro 6,934 million and an operating profit of euro 74 million.

Eni’s oilfield services, construction and engineering activities are conducted through its 43 per cent-owned subsidiary Saipem and Saipem’s controlled entities. Activities involve offshore construction, particularly fixed platform installation, subsea pipe laying and floating production systems and onshore construction. Offshore and onshore drilling services and engineering and project management services are also provided to the oil and gas, refining and petrochemical industries. In 2007, Eni’s Engineering & Construction segment reported net sales from operations (including intragroup sales) of euro 8,678 million and operating profit of euro 837 million.

A list of subsidiaries of Eni is included as an exhibit to this Annual Report on Form 20-F.

Strategy

Eni’s strategy is to grow the Company’s main businesses over both the medium and the long-term, with improving profitability. This strategy is designed to create long-term shareholder’s value particularly through significant dividend distributions. Over the next four-years, Eni plans to execute a capital expenditure program amounting to euro 49.8 billion to support organic growth. Eni plans to fund this capital expenditure program by means of cash flows provided by operating activities. Over the next four-years, the Company expects to distribute to its shareholders annual amounts of dividends in line with the current level in real terms (See "Item 8 – Dividends"). Eni plans to allocate cash flows provided by operating activities in excess of capital expenditures and dividend payments to continue its program of share repurchases, while at the same time maintaining a strong balance sheet. See "Item 5 – Management Expectations of Operations".

Eni’s strategy in its Exploration & Production operations is to grow production leveraging on development of assets in its portfolio and the integration of the assets acquired in 2007, including Burren Energy Plc that was acquired in January 2008. Eni plans to achieve a production growth rate of 4.5% on average over the 2008-2011 period, under Eni’s Brent price scenario of 64 U.S. dollar per barrel in 2008, decreasing to 55 U.S. dollar per barrel in 2011 (See "Item 5 – Management Expectations of Operations"). High oil prices represent a risk to the achievement of the Company’s planned production target due to Eni’s exposure to PSAs whereby higher oil prices result in lower production entitlements. On May 14, 2008 Brent price was 121.14 U.S. dollar per barrel. For a description of Eni’s production volume sensitivity to oil prices see "Item 5 – Management Expectations of Operations". Management will continue to evaluate opportunities to increase production through acquisitions. Eni intends to pay special attention to reserve replacement in order to secure the medium to long-term sustainability of its business.

In its Gas & Power activities, Eni intends to grow natural gas sales in the international market, preserve the profitability of the Italian marketing business, effectively manage regulated businesses, and develop a global LNG business. Eni targets worldwide gas sales of 110 BCM in 2011, including E&P sales in the North Sea and the U.S.. In particular, Eni plans to achieve an annual average growth rate of 9% in international sales in the four-year period 2008 to 2011. Eni plans to grow its international sales mainly: (i) in Europe, where Eni expects to expand sales in those markets where its presence is already established – i.e. the Iberian Peninsula, Germany, Turkey, France and the UK – leveraging on the Company’s competitive advantages given by gas availability, access to infrastructures and long-term relationships with the most important producing countries (mainly Russia, Algeria and Libya); and (ii) in the U.S. where Eni plans to grow sales by leveraging on a number of LNG projects that are currently being executed. In Italy, Eni plans to implement a marketing plan aiming at preserving the profitability of its Italian operations against an expected increase in competition. Management forecasts sale volumes to remain stable compared to current levels. Eni intends to focus the most profitable customer segments, upgrade the commercial offer by tailoring pricing and services to customers’ specific needs and leverage the full potential of the combined supply of gas and electricity ("dual offer"). A strong focus will be devoted to reducing marketing expenses.

In its Refining & Marketing activities, Eni intends to improve profitability through the following steps. In its refining activities, Eni plans to implement a number of capital projects designed to upgrade its refineries with the aim of: (i) increasing conversion capacity so as to obtain a higher yield of middle distillates; (ii) enhancing flexibility in order to process low-quality crude that is typically discounted in the market-place; and (iii) reducing operating costs. In marketing, Eni intends to strengthen its leadership position in the Italian retail market by improving the quality of the offer through high standards of service, the marketing of premium fuels, tailored promotional initiatives to retain customers and advanced convenience formats. Eni will also continue to develop sales in a number of selected markets in the rest of Europe.

In its Engineering & Construction activities, Eni aims developing and expanding its geographical reach and technical characteristics of its world class fleet, by capturing opportunities arising from a growing market in drilling and oilfield services sectors. In order to achieve this, management plans to leverage on Eni’s strong position in faster growing markets and its consolidating relationships with major companies and National Oil Companies.

In technological research and innovation activities, Eni plans to implement significant capital expenditures amounting to euro 1.7 billion to develop such technologies that management believes may ensure competitive advantages in the long-term. Eni plans to continue developing ongoing programs focused on reducing costs to find and recover hydrocarbons, developing clean fuels, upgrading heavy crudes (in particular the EST project), monetizing natural gas through projects such as high pressure high distance gas transmission (TAP) and Gas to Liquids (GTL), and protecting the environment by investing in the fields of renewable sources of energy and reduction of GHG emissions.

Significant business and Portfolio Developments

The significant business and portfolio developments that occurred in 2007 and to date in 2008 were the following:

•	In April 2007, as part of the liquidation procedure of bankrupt Russian company Yukos, Eni purchased a 60% interest in OAO Arctic Gas Co, ZAO Urengoil Inc and OAO Neftegaztechnologia which are engaged in the development of hydrocarbon reserves, mainly consisting of natural gas reserves. Eni’s share of proved reserves purchased in connection with this transaction amounted to 617 mmBOE. Eni also acquired 20% of OAO Gazprom Neft. Net cash consideration for this transaction amounted to U.S. $5 billion (equivalent to euro 3.73 billion). Gazprom was granted an option to acquire a 51% interest in those three gas companies and the entire 20% interest in OAO Gazprom Neft. Should Gazprom exercise its call option to purchase a 51% interest in those gas companies, Eni’s interest would be diluted to approximately 30% and proved reserves that were booked in connection with the acquisition would be reduced by approximately 50%.
•	In May 2007, Eni finalized the purchase of proved and unproved oil and gas properties onshore Congo from the French company Maurel & Prom for cash consideration of U.S. $1,434 million (equivalent to approximately euro 1 billion). Acquired properties brought in an incremental production of 17,000 BOE/d; additions to Eni’s proved reserves amounted to 33 mmBOE.
•	In July 2007, Eni closed the acquisition of oil and gas properties from U.S. Company Dominion Resources in the Gulf of Mexico for total cash consideration of U.S. $4,757 million (equivalent to euro 3.5 billion). Acquired properties, 60% of which operated, contributed an incremental production of 75,000 BOE/d; additions to Eni’s proved reserves amounted to 123 mmBOE.
•	In October 2007, Eni signed a major agreement with NOC, the Libyan National Oil Corporation. The agreement provides for the extension of the duration of Eni’s mineral rights in Libya, for oil properties until 2042 and for gas properties until 2047, and the launch of large projects aiming at monetizing substantial gas reserves and overhauling offshore exploration activities. Relevant agreements will be effective from January 1, 2008.
•	In November 2007, Eni announced the terms of a recommended cash offer to acquire the entire issued share capital of the UK-based oil company Burren Energy Plc. This acquisition closed in January 2008. Total cash consideration amounted to approximately euro 2.3 billion, of which euro 0.6 billion were spent in 2007. Burren holds producing assets in Congo and Turkmenistan flowing at a rate of over 25,000 BOE/d and partners with Eni in the Congolese assets that Eni bought from Maurel & Prom.

In addition, in 2007 Eni closed the following transactions:

•	In April 2007, Eni acquired an additional interest in the Nikaitchuq field in Alaska, thus achieving a 100% interest. Production start-up is expected by end of 2009.

•	In June 2007, a gas sale agreement was signed between the consortium conducting operations at the Karachaganak field (Eni is co-operator with a 32.5% stake) and KazRosGaz, a joint venture established by the Kazakh and Russian companies KazMunaiGaz and Gazprom. This agreement lays the foundations for the development of field gas reserves.
•	In June 2007, Eni signed a framework agreement with Gazprom to build the South Stream pipeline system which is expected to import into Europe volumes of natural gas produced in Russia across the Black Sea.
•	In June 2007, Eni acquired a 27.8% interest in Altergaz, the main independent operator in the French gas market. Eni plans to support Altergaz development in the French retail and small enterprises segments through 10 year supply contract for 1.3 BCM/y.
•	In September 2007, Eni purchased a 16.11% stake in the Czech Refining Company, increasing Eni’s ownership interest to 32.4% and equal to a refining capacity of 2.6 mmtonnes/y.
•	In October 2007, Eni purchased 102 retail fuel stations from ExxonMobil Central Europe located in Czechia, Slovakia and Hungary and related additional marketing activities.
•	In November 2007, Eni purchased a 13.6% interest in the Angola LNG Ltd Consortium (A-LNG) committed to build an LNG plant. The plant will be designed with a processing capacity of 1 BCF/d of natural gas and produce 5.2 mmtonnes/y of LNG and related products.

Recent developments are described below.

•	In January 2008 the international partners of the North Caspian Sea Production Sharing Agreement (NCSPSA) Consortium and the Kazakh authorities signed a Memorandum of understanding to settle a dispute commenced in August 2007 regarding conditions and rights for developing and exploiting the Kashagan field. For further details on this transaction see "Item 4 – Exploration & Production – Kazakhstan".
•	In February 2008, Eni and the Venezuelan authorities reached a final settlement over the dispute regarding the expropriation of the Dación field that occurred in April 2006. Under the terms of the settlement, Eni will receive cash compensation in line with the carrying value of the expropriated asset.
•	In February 2008, Eni and the Venezuelan State oil company PDVSA signed a strategic agreement for the development of the Junin Block 5 located in the Orinoco oil belt. According to management’s estimates, this block covering a gross acreage of 670 square kilometers holds an important resource potential.

In 2007, capital expenditures amounted to euro 10.6 billion, of which 84.7% related to the Exploration & Production, Gas & Power and Refining & Marketing businesses, and primarily related to: (i) the development of oil and gas reserves (euro 4,788 million) deployed predominantly in Kazakhstan, Egypt, Angola, Italy and Congo, and exploration projects (euro 1,659 million) particularly in the Gulf of Mexico, Egypt, Norway, Nigeria and Brazil; (ii) development and upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 886 million) as well as upgrading of natural gas import pipelines to Italy (euro 253 million); (iii) the ongoing construction of combined cycle power plants (euro 175 million); (iv) projects designed to upgrade the conversion capacity and flexibility of Eni’s refineries, including construction of a new hydrocracking unit at the Sannazzaro refinery, and to build and upgrade service stations (totaling euro 979 million); and (v) the upgrading of the fleet used in the Engineering & Construction segment (euro 1,410 million).

In 2007, Eni’s acquisitions amounted to euro 9.7 billion and mainly related to: (i) a 60% interest in three Russian gas companies as part of the liquidation procedure of bankrupt Russian company Yukos. Through the same transaction Eni also purchased a 20% stake in the oil and gas company OAO Gazprom Neft. Gazprom was granted a call option to purchase a 51% interest in those three gas companies and the 20% stake in OAO Gazprom Neft; (ii) the purchase of upstream assets in the Gulf of Mexico; (iii) the purchase of upstream assets onshore Congo; (iv) the purchase of a 24.9% interest in Burren Energy; (v) the acquisition of a further 16.11% stake in the Ceska Rafinerska in the Czech Republic increasing Eni’s ownership interest to 32.4%; (vi) the purchase of 102 retail fuel stations and related marketing assets located in the Czech Republic, Slovakia and Hungary; and (vii) the purchase of a 13.6% stake in the Angola LNG consortium.

In 2006, capital expenditures amounted to euro 7.8 billion, of which 89.6% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and was primarily related to: (i) the development of oil and gas reserves (euro 3,629 million) in particular in Kazakhstan, Angola, Egypt and Italy, exploration projects (euro 1,348 million) particularly in Angola, Egypt, Norway, Nigeria, the Gulf of Mexico and Italy, including the acquisition of 152,000 square kilometers of new acreage (99% operated by Eni); (ii) upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 785 million); (iii) the ongoing construction of combined cycle power plants (euro 229 million); (iv) projects aimed at improving flexibility and yields of refineries (euro 376 million), including the start up of construction of a new hydrocracking unit at the Sannazzaro refinery, and upgrading the refined product distribution network in Italy and in the rest of Europe (euro 223 million); and (v) the construction of a new FPSO unit and upgrading of the fleet and logistic centers in the Engineering & Construction segment (euro 591 million).

In 2005, capital expenditures amounted to euro 7.4 billion, of which 91% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and was primarily related to: (i) the development of oil and gas reserves (euro 3,952 million), in particular in Kazakhstan, Libya, Angola, Italy and Egypt, exploration projects (euro 656 million) and the purchase of proved and unproved property (euro 301 million); (ii) upgrading Eni’s natural gas transport and distribution networks in Italy (euro 825 million); (iii) the continuation of construction of combined cycle power plants (euro 239 million); (iv) actions for improving flexibility and yields of refineries, including the completion of construction of the tar gasification plant at the Sannazzaro refinery, and the upgrade of the refined product distribution network in Italy and in the rest of Europe (overall euro 656 million); and (v) upgrading vessels and other equipment and facilities in Kazakhstan and West Africa in the oilfield services and construction business (euro 346 million).

BUSINESS OVERVIEW

Exploration & Production

Eni’s Exploration & Production segment involves oil and natural gas exploration and field development and production, as well as LNG operations, in 36 countries, including Italy, the UK, Norway, Libya, Egypt, Angola, Nigeria, Congo, the U.S., Kazakhstan, Russia and Australia. In 2007, Eni produced 1,684 KBOE/d on an available-for-sale basis. As of December 31, 2007, Eni’s proved reserves of subsidiaries stood at 6,010 mmBOE; Eni’ share of reserves of equity-accounted entities amounted to 668 mmBOE.

Eni’s strategy in its Exploration & Production operations is to increase production leveraging on the development of assets in portfolio and the integration of the assets acquired in 2007, including Burren Energy Plc that was acquired in January 2008. Eni plans to achieve a production growth rate of 4.5% on average over the 2008-2011 period, under certain trading environment assumptions (See "Item 5 – Management Expectations of Operations"). High oil prices represent a risk factor to the achievement of the Company’s planned production target due to Eni’s exposure to PSAs whereby higher oil prices result in lower production entitlements. On May 14, 2008, Brent price was 121.14 U.S. $/BL. A description of Eni’s production volume sensitivity to oil prices is disclosed under "Item 5 – Management Expectations of Operations". Future growth will be driven by the development of new projects located mainly in the key producing basins of North and West Africa and the Caspian region, and the contribution of long-life fields, including Kazakhstan, Libya, Congo, Nigeria and Italy. Management will continue to evaluate opportunities to increase production through the purchase of corporations or individual assets. Eni intends to pay special attention to reserve replacement in order to guarantee the medium-to long-term sustainability of its business. Eni intends to optimize its portfolio of development properties by focusing on areas where its presence is established, seeking new opportunities and divesting marginal assets. Eni also intends to develop its LNG business in order to monetize its large base of gas reserves mainly in North and West Africa.

In exploration activities, Eni intends to concentrate resources in well established areas of presence where availability of production facilities, existing competencies and long-term relationships with host countries will enable Eni to readily put in production discovered reserves, reducing the time-to-market and capturing synergies. Approximately 70% of planned capital expenditures will be directed to such core areas (located mainly in the United States, Egypt, Libya, Nigeria, Angola, Italy, Norway and Congo). Eni also plans to selectively pursue high risk/high reward opportunities arising from expansion in areas with high mineral potential. Eni expects to purchase new exploration permits and to divest or exit marginal or non strategic ones.

Eni plans to improve profitability of its operations by implementing operating solutions with lower operating costs and exploiting synergies.

In order to execute these strategies, Eni intends to invest approximately euro 25.1 billion on reserve development and field optimization and euro 4.7 billion on exploration projects over the next four-year period. Further euro 3.7 billion will be spent to upgrade natural gas storage sites in Italy and to execute LNG and transport projects through equity-accounted entities.

Oil and Natural Gas Reserves

Eni has always exercised rigorous control over the booking of proved reserves. The Reserve Department of the Exploration & Production segment, reporting directly to the General Manager, is entrusted with the task of continuously updating the Company’s guidelines concerning reserve evaluations and monitoring the periodic quantification process. Company guidelines follow Regulation S-X Rule 4-10 of the U.S. Securities and Exchange Commission (SEC) as well as, on specific issues not regulated by rules, the consolidated practice recognized by qualified reference institutions. Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which has certified their compliance with applicable SEC rules. D&M has also stated that the company guidelines regulate situations for which the SEC rules are less precise, providing a reasonable interpretation in line with the generally accepted practices in international markets. When participating in exploration and production activities operated by other entities, Eni also estimates its proved reserves on the basis of the above guidelines.

The process for evaluating reserves involves: (i) business unit managers (geographic units) and Local Reserve Evaluators (LRE), who perform the evaluation and classification of reserves including estimates of production profiles, capital expenditure, operating costs and costs related to asset retirement obligations; (ii) geographic area managers at head offices checking evaluations carried out by business unit managers; and (iii) the Reserve Department, which provides independent reviews of the fairness and correctness of classifications carried out by business units and aggregates worldwide reserve data and calculates equity volumes. Moreover, the Reserve Department has the responsibility to ensure the periodic certification process of reserves, to perform economic evaluation of reserves and to update continuously the Company guidelines on reserves evaluation and classification.

Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation2 of its proved reserves on a rotational basis. Eni believes these independent evaluators to be experienced and qualified in the marketplace. In the preparation of their reports, these independent evaluators relied, without independent verification, upon information furnished by Eni with respect to property interest, production, current cost of operation and development, agreements relating to future operations and sale, prices and other factual information and data that were accepted as represented by the independent evaluators. This information was used by Eni in determining its proved reserves and included log, directional surveys, core and PVT (Production Volume Temperature) analysis, maps, oil/gas/water monthly production/injection data of wells, reservoir, and field; field studies, reservoir studies; engineers comments relative to field performances, reservoir performances, development programs, work programs etc.; budget data for each field, long range development plans, future capital and operating costs, actual prices received from hydrocarbon sales, instructions on future prices, and other pertinent information to calculate NPV for the fields required to undertake an independent evaluation. Accordingly, Eni believes that the work performed by the independent evaluators is to be considered an evaluation of Eni’s proved reserves as opposed to a determination. We also note that the work performed in evaluating our reserves may not be the same work that the independent evaluators perform when evaluating other companies’ reserves. Notwithstanding the above, the fact that the independent evaluations achieved the same results as those of the Company for the vast majority of fields support the management’s confidence that the Company’s booked reserves meet the regulatory definition of proved reserves and are reasonably certain to be produced in the future. Additionally, for those fields where a discrepancy arose, the Company has adopted the reserve estimate indicated by the independent evaluators whenever the latter was lower than the Company’s estimate. In any case, those differences were not significant.

In 2007, a total of 1.8 BBOE of proved reserves of subsidiaries have been evaluated, representing approximately 30% of Eni’s total proved reserves of subsidiaries at December 31, 2007. In the 2005-2007 three-year period, 64% of Eni’s total proved reserves of subsidiaries were subject to independent evaluations. As at December 31, 2007 the most important of Eni’s properties which were not subject to an independent evaluation were: Kashagan (Kazakhstan), Bayu Undan (Australia), Cerro Falcone and Monte Alpi-Monte Enoc (Italy). In 2007, Eni’s proved reserves purchased in Russia have also been evaluated as amounting to 617 mmBOE. These reserves related to the acquisition of a 60% interest in three equity-accounted Russian gas companies.

Eni’s proved reserves of subsidiaries at December 31, 2007 totaled 6,010 mmBOE (oil and condensates 3,127 mmBBL; natural gas 16,549 BCF) representing a decrease of 390 mmBOE, or 6.1%, from December 31, 2006. Additions to proved reserves booked by Eni’s subsidiaries in 2007 were 81 mmBOE deriving from: (i) extensions and discoveries (201 mmBOE), with major increases booked in Angola, Congo, Egypt, Kazakhstan, Tunisia and United States; and (ii) improved recovery (23 mmBOE) mainly in Algeria and Angola. These increases were offset in part by a negative balance of 143 mmBOE resulting from downward and upward revisions of previous estimates. Downward revisions of previous estimates mainly related to adverse price impacts in determining volume entitlements in Eni’s PSAs (down 348 mmBOE) resulting from higher year end oil prices (Brent price was $96.02 per barrel at December 31, 2007 compared to $58.925 per barrel at December 31, 2006). These negative revisions were recorded mainly in Kazakhstan, Libya and Angola, and were partly offset by upward revisions in Egypt, Italy, Nigeria and Norway. Acquisitions amounted to 156 mmBOE reflecting a contribution of purchased properties in the Gulf of Mexico and Congo. Due to risks inherent in the exploration and production business, a degree of uncertainty still exists as to whether these additions will actually be produced. See "Item 3 – Risks associated with exploration and production of oil and natural gas" and – "Uncertainties in estimates of oil and natural gas reserves". Proved reserves of Eni’s subsidiaries were determined based on Eni’s working interest of 18.52% in quantifying reserve entitlements of the Kashagan project as of December 31, 2007. As part of the agreements defined with the Kazakh Republic, the change of Eni’s interest to 16.81% in 2008 will determine a decrease of approximately 50 mmBBL in Eni’s estimated net proved reserves of the Kashagan field with respect to December 31, 2007 (information on the Kashagan agreements is provided below under the section "Caspian Area" on page 35).

As of December 31, 2007 Eni’s share of proved reserves of equity-accounted entities amounted to 668 mmBOE. In 2007, proved reserves booked in connection with the acquisition of a 60% interest in three Russian gas companies amounted to 617 mmBOE. Gazprom was granted an option to acquire a 51% interest in those three gas companies. Should Gazprom exercise the call option, Eni’s interest would be diluted to approximately 30% and proved reserves that were booked in connection with the acquisition would be reduced by approximately 50%. Management believes that Gazprom will likely exercise its call option.

(2)	From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott.

The reserve replacement ratio for Eni’s subsidiaries was 38% in 2007 (38% in 2006 and 43% in 2005). The average reserve life index for Eni’s subsidiaries was 9.6 years at December 31, 2007. The reserve replacement ratio was calculated by dividing additions to proved reserves by total production, each as derived from the tables of changes in proved reserves prepared in accordance with SFAS No. 69 – See supplemental oil and gas information in Note 39 to the Consolidated Financial Statements. The reserve replacement ratio is a measure used by management to assess the extent to which produced reserves in the year are replaced by reserve additions booked according with SEC criteria under Rule 4-10 of Regulation S-X. Management considers the reserve replacement ratio to be an important measure of the ability of the Company to sustain its growth prospects. However, this ratio measures past performances and is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks. Specifically, in recent years Eni’s performance in replacing produced reserves has been affected by the impact of higher year-end oil prices on reserves entitlements in the Company’s Production Sharing Agreements (PSAs) and similar contractual schemes. In accordance with such contracts, Eni is entitled to a portion of field reserves, the sale of which should cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to determine year-end amounts of Eni’s proved reserves, the lower the number of barrels necessary to cover the same amount of expenditures.

The table below show Eni’s calculations of its reserve replacement ratios for the years ended December 31, 2005, 2006 and 2007.

Subsidiaries	Equity-accounted entities

2005	2006	2007	2005	2006	2007

(mmBOE)
Additions to proved reserves	271	244	237	(18)	1	639
of which purchases and sales of reserves-in-place	106	(172)	156			617
Production for the year	(629)	(640)	(627)	(5)	(6)	(7)

Subsidiaries

2005	2006	2007

(%)
Proved reserves replacement ratio of subsidiaries	43	38	38

Proved developed reserves of subsidiaries at December 31, 2007 amounted to 3,862 mmBOE (1,953 mmBBL of liquids and 10,967 BCF of natural gas), representing 64% of total estimated proved reserves (63% and 63% at December 31, 2006 and 2005, respectively).

Volumes of oil and natural gas applicable to long-term supply agreements with foreign governments in mineral assets where Eni is operator totaled 676 mmBOE as of December 31, 2007 (583 and 604 mmBOE as of December 31, 2006 and 2005, respectively). Said volumes are not included in reserves volumes shown in the table herein.

The tables below set forth a geographical breakdown of Eni’s proved reserves and proved developed reserves of hydrocarbons, on a barrel of oil equivalent basis, for the periods indicated.

Proved reserves

Eni’s proved reserves of hydrocarbons by geographic area

Year ended December 31,
2005	2006	2007

(mmBOE)
Italy	868	805	747
North Africa	2,026	2,018	1,879
West Africa	1,279	1,122	1,095
North Sea	758	682	617
Caspian Area	1,087	1,219	1,061
Rest of the World	778	554	611
Total consolidated subsidiaries	6,796	6,400	6,010
Equity-accounted entities	41	36	668

Eni’s proved reserves of liquids by geographic area

Year ended December 31,
2005	2006	2007

(mmBBL)
Italy	228	215	215
North Africa	961	982	878
West Africa	936	786	725
North Sea	433	386	345
Caspian Area	778	893	753
Rest of the World	412	195	211
Total consolidated subsidiaries	3,748	3,457	3,127
Equity-accounted entities	25	24	142

Eni’s proved reserves of natural gas by geographic area

Year ended December 31,
2005	2006	2007

(BCF)
Italy	3,676	3,391	3,057
North Africa	6,117	5,946	5,751
West Africa	1,965	1,927	2,122
North Sea	1,864	1,697	1,558
Caspian Area	1,774	1,874	1,770
Rest of the World	2,105	2,062	2,291
Total consolidated subsidiaries	17,501	16,897	16,549
Equity-accounted entities	90	68	3,022

Eni’s proved developed reserves of hydrocarbons by geographic area

Year ended December 31,
2005	2006	2007

(mmBOE)
Italy	620	562	534
North Africa	1,230	1,242	1,183
West Africa	793	798	766
North Sea	611	571	524
Caspian Area	548	525	494
Rest of the World	473	334	361
Total consolidated subsidiaries	4,275	4,032	3,862
Equity-accounted entities	31	27	101

Eni’s proved developed reserves of liquids by geographic area

Year ended December 31,
2005	2006	2007

(mmBBL)
Italy	149	136	133
North Africa	697	713	649
West Africa	568	546	511
North Sea	353	329	299
Caspian Area	266	262	219
Rest of the World	298	140	142
Total consolidated subsidiaries	2,331	2,126	1,953
Equity-accounted entities	19	18	26

Eni’s proved developed reserves of natural gas by geographic area

Year ended December 31,
2005	2006	2007

(BCF)
Italy	2,704	2,449	2,304
North Africa	3,060	3,042	3,065
West Africa	1,289	1,447	1,469
North Sea	1,484	1,395	1,293
Caspian Area	1,618	1,511	1,580
Rest of the World	1,004	1,105	1,256
Total consolidated subsidiaries	11,159	10,949	10,967
Equity-accounted entities	70	48	428

Mineral Right Portfolio and Exploration Activity for the year

As of December 31, 2007, Eni’s mineral right portfolio consisted of 1,220 exclusive or shared rights for exploration and development in 36 countries on five continents, for a total net acreage of 394,490 square kilometers (385,219 at December 31, 2006). Of these, 37,642 square kilometers concerned production and development (48,273 at December 31, 2006). Outside Italy net acreage (373,826 square kilometers) increased by 11,103 square kilometers mainly due to the acquisition of assets in Angola, Congo, Russia and the Gulf of Mexico, as well as exploration property in Australia, India, Nigeria, Pakistan, the United Kingdom and Alaska. In Italy, net acreage (20,664 square kilometers) declined by 1,832 square kilometers due to releases.

A total of 81 new exploratory wells were drilled in 2007 (43.5 of which represented Eni’s share), as compared to 68 exploratory wells completed in 2006 (35.9 of which represented Eni’s share). In addition, 28 exploratory wells were in progress at year end. The overall commercial success rate was 40% (38% net to Eni) as compared to 43% (49% net to Eni) in 2006. In 2005, 52 exploratory wells were completed (21.8 of which represented Eni’s share), with an overall success rate of 39.3% in 2005 (the success rate of Eni’s share of exploratory wells was 47.4%).

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

In 2007, oil and natural gas production available for sale averaged 1,684 KBOE/d (liquids 1,020 KBBL/d; natural gas 3,819 mmCF/d), a decrease of 36 KBOE/d, or 2.1%, compared to 2006 mainly due to disruptions in Nigeria due to continuing social unrest (down 25 KBOE/d), unplanned downtime and technical issues in the North Sea and mature field declines, particularly in Italy and the United Kingdom, as well as price impacts in certain PSAs. Production performance for the year was also impacted by Venezuela’s expropriation of the Dación oilfield assets which took place on April 1, 2006 (down 15 KBBL/d over 2006). These negative factors were offset in part by the contribution of acquired assets in the Gulf of Mexico and Congo (up 45 KBOE/d on annual average) and production increases in Libya, Egypt and Kazakhstan. Oil and natural gas production share outside Italy was 88% (as compared to 87% in 2006).

Production of liquids (1,020 KBBL/d) decreased by 59 KBBL/d, or 5.5%, compared to 2006. Production decreases were reported mainly in Nigeria, Venezuela and the United Kingdom due to the above-mentioned causes. The most significant increases were registered in: (i) the United States due to the contribution of purchased assets and the resumption of full activity at plants damaged by hurricanes in the second half 2005; (ii) Egypt, as a result of production ramp-up at the el Temsah fields; and (iii) Kazakhstan due to a better performance of the Karachaganak field.

Production of natural gas available for sale (3,819 mmCF/d) in 2007 increased over 2006 by 140 mmCF/d, or 3.8%, mainly in Libya, as a result of the build-up of the Western Libyan Gas Project; the Gulf of Mexico, due to the contribution of acquired assets; Norway, particularly at the Aasgard (Eni’s interest 14.81%) and Kristin (Eni’s interest 8.25%) fields. Gas production decreased due to mature field declines in Italy and the United Kingdom.

Oil and gas production sold in 2007 amounted to 611.4 mmBOE. Approximately 61% of liquids production sold (370.3 mmBBL) was destined to Eni’s Refining & Marketing segment; 37% of natural gas production sold (1,385 BCF) was destined to Eni’s Gas & Power segment.

The tables below set forth Eni’s production of liquids and natural gas on an available-for-sale basis for the periods indicated.

Year ended December 31,
2005	2006	2007

(KBBL/d)
Liquids production (1)
Italy	86	79	75
North Africa	308	329	337
West Africa	310	322	280
North Sea	179	178	157
Caspian Area	64	64	70
Rest of the World	164	107	101
Total	1,111	1,079	1,020

(1)	Data includes Eni’s share of production of affiliates and joint venture accounted for under the equity method of accounting amounting to 7, 8 and 8 KBBL/d in 2007, 2006 and 2005 respectively.

Year ended December 31,
2005	2006	2007

(mmCF/d)
Natural gas production available for sale (1) (2)
Italy	972	883	763
North Africa	900	1,187	1,357
West Africa	151	232	220
North Sea	563	557	557
Caspian Area	207	214	222
Rest of the World	551	606	700
Total	3,344	3,679	3,819

(1)	Data includes Eni’s share of production of affiliates and joint venture accounted for under the equity method of accounting amounting to 28, 31 and 38 mmCF/d in 2007, 2006 and 2005 respectively.
(2)	Excluding production volumes of natural gas consumed in operations. Said volumes were 251, 286 and 296 mmCF/d in 2005, 2006 and 2007, respectively.

Volumes of oil and natural gas purchased under long-term supply contracts with foreign governments or similar entities in properties where Eni acts as producer totaled 75 KBOE/d, 57 KBOE/d and 20.5 KBOE/d in 2007, 2006 and 2005, respectively.

The table below sets forth certain information and operating data regarding Eni’s principal oil and natural gas interests as of December 31, 2007.

Principal oil and natural gas interests at December 31, 2007

Commencement of operations	Number of interests	Gross exploration and development acreage (1)	Net exploration and development acreage (1)	Net development acreage (1)	Type of fields	Number of producing fields	Number of other fields

Italy	1926	162	25,991	20,664	12,582	Onshore/Offshore	82	103

North Africa
Algeria	1981	36	11,432	3,041	902	Onshore	24	14
Egypt	1954	56	24,443	14,469	3,011	Onshore/Offshore	34	30
Libya	1959	16	37,749	33,289	796	Onshore/Offshore	12	14
Tunisia	1961	11	6,464	2,274	1,558	Onshore/Offshore	19	3
		119	80,088	53,073	6,267		89	61

West Africa
Angola	1980	55	20,527	3,570	1,398	Offshore	42	27
Congo	1968	24	11,099	4,905	968	Offshore	19	7
Nigeria	1962	50	44,049	7,756	5,715	Onshore/Offshore	83	51
		129	75,675	16,231	8,081		144	85

North Sea
Norway	1965	49	15,335	5,390	123	Offshore	13	7
United Kingdom	1964	88	5,445	1,239	610	Offshore	36	11
		137	20,780	6,629	733		49	18

Caspian Area	1995	6	4,933	959	488	Onshore/Offshore	1	5

Rest of world
Australia	2001	19	62,510	31,544	891	Offshore	2	1
Brazil	1999	4	2,920	2,774		Offshore
China	1983	3	632	103	103	Offshore	10	3
Croatia	1996	2	1,975	988	988	Offshore	5	5
East Timor	2006	5	12,224	9,779		Offshore
Ecuador	1988	1	2,000	2,000	2,000	Onshore	1
India	2005	3	24,425	9,091		Onshore/Offshore
Indonesia	2001	10	27,999	16,047	656	Onshore/Offshore	7	8
Iran	1957	4	1,456	820	820	Onshore/Offshore	3
Pakistan	2000	22	38,426	21,155	601	Onshore/Offshore	6	3
Russia	2007	4	5,126	3,076	1,168	Onshore	3	6
Saudi Arabia	2004	1	51,687	25,844		Onshore
Trinidad & Tobago	1970	1	382	66	66	Offshore	2	3
United States	1968	558	10,619	6,024	937	Onshore/Offshore	63	13
Venezuela	1998	3	1,556	614	145	Offshore		1
		640	243,937	129,925	8,375		102	43
Other countries		9	6,311	1,364	1,116	Offshore
Other countries with only exploration activity		18	299,568	165,646		Onshore/Offshore
Outside Italy		1,058	731,292	373,827	25,060		385	212
Total		1,220	757,283	394,491	37,642		467	315

(1)	Square kilometers.

Eni’s principal regions of operations are described below. In the discussion that follows references to hydrocarbon production are to be intended to hydrocarbon production available for sale.

Italy

Eni has been operating in Italy since 1926. In 2007, Eni’s oil and gas production amounted to 208 KBOE/d. Eni’s activities in Italy are deployed in the Adriatic Sea, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley. Eni’s exploration and development activities in Italy are regulated by concession contracts.

The Adriatic Sea represents Eni’s main production area in Italy, accounting for 30% of Eni’s domestic production in 2007. Production is composed mainly of natural gas. Main operated fields are Barbara (155 mmCF/d net to Eni), Angela-Angelina (64 mmCF/d), Porto Garibaldi (57 mmCF/d) and Cervia (46 mmCF/d).

Eni is operator of the Val d’Agri concession (Eni’s interest 60.77%) in Basilicata Region, Southern Italy, resulting from the unitization of the Volturino and Grumento Nova concessions made in late 2005. Production from the Monte Alpi, Monte Enoc and Cerro Falcone fields is fed by 22 production wells of the 47 foreseen by the sanctioned development plan and is supported by the Viggiano oil center with a treatment capacity of 104 KBBL/d. Oil produced is carried to Eni’s refinery in Taranto via a 136-kilometer long pipeline. In 2007, the Val d’Agri concession produced 106 KBOE/d (65 net to Eni) corresponding to 31% of Eni’s production in Italy.

Eni is operator of 15 production concessions onshore and offshore Sicily. Its main fields are Gela, Ragusa, Giaurone, Fiumetto and Prezioso, which in 2007 accounted for 9% of Eni’s production in Italy.

In 2007, production started at: (i) Fiumetto-4 well and Pizzo Tamburino concessions in the onshore of Sicily, with production at 600 BOE/d and 1,000 BOE/d, respectively; (ii) Tea/Arnica/Lavanda field in the Adriatic Sea, with production peaking at 35 mmCF/d and which was linked to Ravenna Mare power station; and (iii) Candela field in the Puglia Region, with production at 3,531 CF/d. The first development phase was completed through linking of existing facilities.

In 2007, development activities concerned in particular: (i) optimization of producing fields by means of sidetracking and infilling (Gela, Gagliano, Cervia, Barbara, Bonaccia and Emma); and (ii) continuation of drilling and upgrading of producing facilities in the Val d’Agri.

The main ongoing development project is Miglianico, located in the onshore of the Abruzzi Region. Three development wells have been drilled. The project provides for the construction of facilities to treat production volumes of oil, to be delivered to logistic structures of the Refining & Marketing segment. The production volumes of gas will be input into Italian natural gas transportation network. Production is expected to start in the second half of 2009, peaking at 7 KBOE/d.

Pesaro
Ancona
Croatia
Adriatic Sea
ITALY
Pescara
Rieti
L'Aquila
Frosinone
Latina
Benevento
Caserta
Avellino
Naples
Potenza
100 m
2000 m
2000 m
100 m
50 m
AA
CA
CB
CC
AB
2
CD
CE
A
B
C
AC
CF
D
E
AD
AE
CG
3
F
CH
4
AF
5
AG
6
CI
7
AH
CJ
AI
CK
AJ
9
CL
AK
CM
AM
AN
AL
AO
CO
CN
0 25 50 Km
Permits
Prod./Dev. area
Oil fields
Oil Pipeline
Gas Pipeline
Gas fields
Oil&Gas fields

In the medium term, management expects production in Italy to remain stable at current level due to the production ramp-up of the Val d’Agri fields and ongoing new field project and continuing development activities designed to counteract mature field decline.

North Africa

Eni’s operations in North Africa are conducted in Algeria, Egypt, Libya and Tunisia. In 2007, North Africa accounted for 34% of Eni’s total worldwide production of oil and natural gas.

Algeria. Eni has been present in Algeria since 1981. In 2007, Eni’s oil production in Algeria averaged 85 KBOE/d. Operating activities are located in the Bir Rebaa area in the South-Eastern desert and include the following exploration and production blocks: (a) Blocks 403 a/d (Eni’s interest 100%); (b) Blocks 401a/402a (Eni’s interest 55%); (c) Blocks 403 (Eni’s interest 50%) and 404a (Eni’s interest 12.25%); and (d) Blocks 212 (Eni’s interest 22.38%) and 208 (Eni’s interest 12.25%).

Exploration and production activities in Algeria are regulated by Production Sharing Agreements (PSAs) and concession contracts.

Production in Block 403a/d is supplied mainly by the HBN and Rom and satellite fields and accounted for approximately 23% of Eni’s production in Algeria in 2007. The main project underway is the Rom Integrated project, designed to develop the reserves of the Rom Main (Eni’s interest 100%), ZEA (Eni’s interest 75%) and Rom Nord fields. The project provides for the construction of a new oil treatment plant with a capacity of 32 KBBL/d. First oil is expected in 2011.

Production in Blocks 401a/402a is supplied mainly by the Rod and satellite fields and accounted for approximately 22% of Eni’s production in Algeria in 2007. Infilling activities are being performed in order to maintain the current production plateau.

The main fields in Block 403 are BRN, BRW and BRSW and accounted for approximately 14% of Eni’s production in Algeria in 2007. Extensive exploration activity is being performed. In October 2007, Eni and the Algerian state company Sonatrach signed an agreement for the renewal of the development and production concession on this block.

Block 208 is located South of Bir Rebaa. The El Merk Synergy plan for the development of this block in conjunction with the development of adjoining blocks operated by other companies is the main project underway in Algeria. The project scheme provides for the construction of a Central Production Facility. Start-up is expected after 2011. In 2007, basic engineering work was completed.

In 2006, Sonatrach requested international oil companies, including Eni, to renegotiate the economic terms of certain PSAs in light of certain changes enacted in the tax regime applicable to oil activities. Although tax terms applicable to existing PSAs partied by international oil companies have not been modified, Sonatrach asserts that it is currently bearing higher taxation on behalf of foreign oil companies. On this basis, Sonatrach intends to renegotiate the economic terms of those PSAs, particularly Blocks 401a/402a (Eni’s interest 55%), 404 (Eni’s interest 12.25%) and 208 (Eni’s interest 12.25%), in order to restore the initial economics of such contracts. At present, management is not able to foresee the final outcome of such renegotiations.

In the medium term, management expects production in Algeria to decline slightly due to mature fields decline.

Egypt. Eni has been present in Egypt since 1954. In 2007, Eni’s share of production in this country amounting to 231 KBOE/d and accounted for 14% of Eni’s total annual hydrocarbon production. Eni’s main producing liquid fields are located in the Belayim concession (Eni’s interest 100%) offshore in the Gulf of Suez. Gas production mainly comes from the operated or participated concession of North Port Said (former Port Fouad, Eni’s interest 100%), Baltim (50% interest), Ras el Barr (50% interest, non-operated) and el Temsah (50% interest) offshore the Nile Delta. In 2007, production from these concessions also including a portion of liquids accounted for 90% of Eni’s production in Egypt.

Exploration and production activities in Egypt are regulated by concession contracts and PSAs.

Development activities are underway in the offshore area of the Nile Delta: (i) in the North Port Said concession (Eni’s interest 100%), production started at the Semman gas field. Production is expected to peak at 46 mmCF/d net to Eni. Development activities at the el Gamil plant progressed by increasing compression capacity to support the el Temsah and Ras el Barr production concessions; (ii) in the Ras el Barr concession (Eni’s interest 50%), development activities of the Taurt field are underway. This project provides the drilling of production wells which are expected to be linked by sealines and umbilicals to existing onshore treatment facilities. Production is expected to start in second half of 2008; and (iii) in the el Temsah concession (Eni operator with a 50% interest), production started at the Denise A platform. The production build-up is expected to be completed in the first half of 2008.

Through its affiliate Unión Fenosa Gas, Eni has an indirect participation in the Damietta natural gas liquefaction plant with a producing capacity of 5 mmtonnes/y of LNG corresponding to approximately 268 BCF/y of feed-gas. Eni is currently supplying 53 BCF/y to the first unit for a twenty-year period. Future supplies will be secured by developing the Taurt and Denise fields which are expected to supply 23 KBOE/d of feed-gas to the first unit. The partners of this project are planning to double the plant capacity by means of the construction of a second train seen operating in 2011. Eni will supply 88 BCF/y to the second train for a twenty-year period. The reserves which are destined to feed this second train have already been identified, including any additional amounts that must be developed to meet the country’s domestic requirement under existing laws. The approval from relevant Egyptian Authorities is expected in the first half of 2008.

In April 2008, Eni signed a memorandum of understanding relating to the thermoelectric sector in Egypt, where the Company will provide its technology for the combined production of electricity and steam from gas-fired plants.

Main discoveries for the year were achieved in: (a) the offshore area of the Nile Delta with the Satis-1 discovery well (Eni’s interest 50%), showing the presence of significant amounts of gas at a depth of over 6,500 meters, as well as the Andaleeb-1 and Aten-1 discovery wells (Eni’s interest 100%); (b) the onshore area of the Western Desert with two near field discoveries in the Melehia (Eni’s interest 56%) and West Razzak (Eni’s interest 80%) development permits and in the East Obayed exploration permit (Eni’s interest 100%) with in Faramid-1 exploration well; and (c) the Gulf of Suez with near field discoveries in the offshore Belayim Marine permit (Eni’s interest 100%). These ongoing exploration activities aim at supporting the expansion plan of the Damietta LNG plant.

In the medium term, management expects to increase Eni’s production in Egypt to approximately 240 KBOE/d reflecting ongoing development of gas reserves, despite expected mature oil field declines.

Libya. Eni started operations in Libya in 1959. In 2007, Eni’s oil and gas production averaged 242 KBOE/d, the portion of liquids being 58%. Production activity is carried out in the Mediterranean offshore facing Tripoli and in the Libyan desert area.

Mediterranean Sea
U
T
A
Baltim N.E.
2
1
Baltim N.
B
Baltim E.
C
D
Baltim S.
W. Abu Madi
E
F
E
G
Abu Madi/El Qar'a
H
East Delta
K
East Delta S.
I
Beni Suef
El Mansura
Tuna
M
Happy
J
L
Denise
Akhen
N
O
Temsah
P
Karous
Wakar
Q
Nouras
S
3
Barracuda
Darfeel
Port Fouad
3
4
V
5
200 m
Dumyat
Lake Manzala
Port Said
R
R
North Sinai
Tanta
Shibin el Kom
Zagzig
Ismailia
Benha
Nile
EGYPT
CAIRO
Suez
Gulf of Suez
0 20 40 Km
Permits
Prod./Dev. area
Oil Pipeline
Gas Pipeline
Gas fields

In October 2007, Eni signed a major petroleum agreement with NOC, the Libyan National Oil Corporation. The agreement provides the extension of Eni’s mineral rights in Libya until 2042 and 2047 for oil and gas properties respectively, and the launch of large projects in gas monetization and exploration. This agreement will enable Eni to efficiently develop its long-life producing fields over a long time frame by applying its advanced techniques for maximizing the recoverability of hydrocarbons. The projects defined by the agreement regard: (i) overhauling the exploration activities in high-potential areas where Eni is already present; (ii) monetizing additional and substantial gas reserves through the upgrading of the GreenStream export pipeline, achieving an additional transport capacity of 106 BCF/y and the construction of a new LNG plant near Mellitah designed to produce 177 BCF/y, equivalent of LNG to be marketed worldwide. Under this agreement, the properties owned by Eni have been grouped into six contract areas (onshore and offshore) regulated according to Production Sharing Agreements. Onshore, the following areas have been identified: (i) Area A, including the former concession 82 (Eni’s interest 50%); (ii) Area B, former concessions 100 and the NC 125 field (Eni’s interest 50%); (iii) Area E, with Block NC 174 (Eni’s interest 33.3%); and (iv) Area F, with Block 118 (Eni’s interest 50%). Offshore areas are: (i) Area C with the Bouri oil field (Eni’s interest 50%); and (ii) Area D, with Blocks NC 41 and NC 169 (onshore) that feed the Western Libyan Gas Project (Eni’s interest 50%).

In the exploration phase, Eni is operator of four onshore blocks in the Muzurk basin (161/1, 161/2&4, 176/3) an in the Kufra area (186/1, 2, 3 & 4).

In May 2007, the Government of Libya issued a tax law that amended the profit taxation regime for foreign oil companies operating under PSA schemes. In line with past practice, Libya’s National Oil Company (NOC) was designated as tax agent on behalf of foreign oil companies operating under PSA. The new tax regime is expected to become effective from 2008, after receiving instructions from NOC on the determination of the asset tax base recognized at January 1, 2008 (which instructions might result in an adjustment of related deferred tax liabilities). Eni does not expect the adoption of the new law to have a significant impact on the agreed oil profit share under PSAs currently existing between the Libyan state company and Eni.

As a part of the Western Libyan Gas project (Eni’s interest 50%), ongoing projects to upgrade production facilities aim at increasing current natural gas production by 35 BCF/y and supporting current oil production plateau of the Wafa field. Export of natural gas leverages on the GreenStream pipeline, which delivered 313 BCF in 2007. In addition, 29 BCF were sold on the Libyan market for power generation. In 2007, the production of the Wafa and Bahr Essalam fields was 154 KBOE/d net to Eni (up 36% from 2006).

Other ongoing development projects regarded the ANC118 field (Eni’s interest 50%) by linking it to existing facilities at the Wafa and Mellitah plants and the monetization of gas volumes currently flared at the Bouri field (Eni’s interest 50%) by processing at the Sabratha platform and exporting them via the GreenStream pipeline.

Italy
Greece
Tunisia
Mediterranean Sea
1
Bouri
Bahr es Salam
TRIPOLI
Az Zawiyah
Al Khums
Misratah
Gharian
Sirte Gulf
Benghazi
Darnah
Ajdabiya
A1
Ghadamis
6
Egypt
Al Wafa
El Feel
Sabha
Murzuq
LIBYA
8
Bu Attifel
UU-82
Rimal
7
2
3
4
5
Algeria
Niger
Chad
Sudan
0 20 40 Km
Permits
Prod./Dev. area
Gas fields
Oil Fields
Oil&Gas field
Gas Pipeline

Main discoveries for the year were achieved in: (a) offshore Block NC41 (Eni’s interest 100%), where the U1-NC41 discovery well showed the presence of oil and natural gas at a depth of over 2,600 meters; and (b) onshore concession 82 (Eni’s interest 50%), where the YY1-82 discovery well showed the presence of oil at a depth of about 5,000 meters.

In the medium term, management expects to increase Eni’s production in Libya owing to the expected ramp-up of new mineral structures near the Western Libyan Gas Project fields, despite mature field declines.

Tunisia. Eni has been present in Tunisia since 1961. In 2007, Eni’s production amounted to 15 KBOE/d. Eni’s activities are located mainly in the Mediterranean offshore facing Hammamet and in the Southern desert areas.

Exploration and production in this country are regulated by concessions and Production Sharing Agreements.

Production mainly comes from the Adam (Eni operator with a 25% interest), Oued Zar (Eni operator with a 50% interest), MLD (Eni’s interest 50%) and El Borma (Eni’s interest 50%) onshore blocks. In 2007, the development of Maamoura offshore field was sanctioned. Production is expected to start in 2009 and flow at 7 KBOE/d.

Main discoveries in 2007 were achieved in: (i) the Adam concession, where the Karma-1 and Ikhil-1 exploration wells found oil and the Nadir-1 exploration well showed the presence of gas. The three wells were linked to existing production facilities; (ii) the Bordi el Khadra permit, where the Nakhil 1 exploration well showed an oil formation and was linked to existing production facilities; and (iii) the Larich concession, where the Larich SW-1 exploration well showed the presence of oil and gas.

In the medium term Eni expects production in Tunisia to increase due to the development of recent discoveries.

West Africa

Eni’s operations in West Africa are conducted in Angola, Congo and Nigeria. In 2007, West Africa accounted for 19% of Eni’s total worldwide production of oil and natural gas.

Angola. Eni has been present in Angola since 1980. In 2007, Eni’s production averaged 132 KBOE/d. Eni’s activities are concentrated in the conventional and deep offshore.

The main blocks participated by Eni are: (i) Block 0 in Cabinda (Eni’s interest 9.8%) west of the Angolan coast; (ii) Development Areas in the former Block 14 (Eni’s interest 20%) in the deep offshore west of Block 0; and (iii) Development Areas in the former Block 15 (Eni’s interest 20%) in the deep offshore of the Congo basin. Eni also holds interests in other minor concessions, in particular in some areas of Block 3 (with interests varying from 12 to 15%) and in the 14K/A IMI Unit Area (Eni’s interest 10%). In the exploration phase, Eni is operator of Block 15/06 (with a 35% interest) and holds interests in Block 3/05-A with a 12% interest.

Exploration and production activities in Angola are regulated by concessions and PSAs.

In November 2007, Eni acquired a 13.6% stake in the Angola LNG Ltd Consortium responsible for the construction of an LNG plant in Soyo, 300 kilometers North of Luanda. This facility will be designed to produce 5.2 mmtonnes/y of LNG by processing 1 BCF/d of natural gas. The project has been sanctioned by the Angolan Government and Parliament and will develop significant amounts of gas reserves along a 30-year period. The project has high environmental value since it allows the collection of the associated gas from offshore production blocks, in compliance with the zero flaring policy. The LNG is expected to be delivered to the U.S. market at the re-gasification plant in Pascagoula, in the Gulf of Mexico, in which Eni, following this agreement, has acquired a re-gasification capacity equivalent to approximately 177 BCF/y.

In December 2007, Eni finalized another agreement to be part of a second gas consortium which will evaluate existing gas discoveries and explore further potential in the Angolan offshore to support the feasibility of a second LNG train. Eni is technical operator, with a 20% interest.

Development activities at the Landana and Tombua oil fields in offshore Block 14 progressed, achieving early production at the Landana field which was linked to existing facilities at Benguela/Belize. Production is expected to peak in 2009 at 130 KBBL/d (23 net to Eni).

Development of the Banzala oil field in Block 0 in Cabinda moved forward with the installation of the two scheduled production platforms, which had been previously started up in June 2007 and in January 2008, respectively. Production is expected to peak in 2009 at 27 KBBL/d (3 KBBL/d net to Eni).

As part of Phase C of the development of reserves in the Kizomba deep offshore area, development activities of the Mondo and Saxi/Batuque fields in Block 15 are ongoing. A common development strategy is expected to be deployed in both projects, envisaging the installation of FPSO vessels. In January 2008, the Mondo field was started up. The Saxi/Batuque fields are expected to start-up in 2008. Peak production at 100 KBBL/d (18 net to Eni) is expected in 2008 and 2009, respectively. In September 2007, production started at the Marimba field by linking to existing facilities at Kizomba A. Production is expected to peak in 2008 at 39 KBBL/d (7 KBBL/d net to Eni).

Main oil discoveries were made in Block 14, with the Lucapa-1, Menongue-1 and Malange-1 wells and in Block 15/06 with the Sangos 1 discovery well.

In the medium term, management expects to increase Eni’s production to approximately 130 KBBL/d reflecting contributions from ongoing development projects, despite mature field declines.

Congo. Eni has been present in Congo since 1968 and its activities are concentrated in the conventional and deep offshore facing Pointe Noire and onshore. In 2007, production averaged 67 KBOE/d net to Eni.

In April 2007, an agreement was signed awarding to Eni the Marine XII exploration permit (Eni operator with a 90% interest) offshore Congo. The goal of the initiative is to exploit the relevant gas potential and feeding a power plant.

In May 2007, Eni closed the acquisition of exploration and production assets from the French company Maurel & Prom onshore Congo, for a cash consideration of approximately for euro 1 billion. Acquired properties brought in an additional production of approximately 17 KBOE/d and proved reserves amounting to approximately 33 mmBOE.

Eni’s principal oil producing interests operated in Congo are the Zatchi (Eni’s interest 65%) and Loango (Eni’s interest 50%) fields and Blocks Marine VI (Eni’s interest 65%) and VII (Eni’s interest 35.75%) as well as the acquired assets including the producing fields of M’Boundi (Eni’s interest 43.1%) and Kouakouala A (Eni’s interest 66.67%). In 2008, Eni’s working interest in the M’Boundi field will reach 80.1% due to the acquisition of Burren Energy finalized early in 2008.

Eni holds a 35% interest in the Pointe Noire Grand Fonde and Pex permits. Eni also holds interests in the exploration phase in three deep offshore blocks: Mer Très Profonde Nord (Eni operator with a 40% interest), Mer Très Profonde Sud (Eni’s interest 30%), Marine X (Eni operator with a 72% interest), and Le Kouilou onshore permit (Eni operator with a 48% interest).

CONGO
Kouilou River
5
Loango
4
Zatchi
Ikalau
Mwafi
A
Loango Sud
B
P
C
Likalala
Q
D
E
Kombi
Libondo
F
Yanga
Foukanda
G
Sendji
Djambala
Tchibouela
H
I
Kitina
Sounda
L
Ktns M
J
K
M
Tchendo
1
O
Likouala
N
Awa-Paloukou
S
M'Boundi
Kouakouala "A"
R
Pointe Noire
200 m
Atlantic Ocean
2
3
Angola
Cabinda
0
20
40 km
Permits
Prod./Dev. area
Oil fields
Oil discovery
Gas Pipeline
Oil Pipeline

Exploration and production activities in the Congo are regulated by Production Sharing Agreements.

Development activities of the acquired M’Boundi field moved forward with the revision of the production scheme and layout, as well designing activities regarding application of advanced recovery techniques and associated gas monetization. In particular, Eni signed an agreement with Congolese authorities for doubling the Djeno power plant and building a new power plant to be fired with associated gas produced at the M’Boundi field. These projects are expected to start-up in the second half of 2008 and by end of 2009, respectively.

Development activities at the Awa Paloukou (Eni’s interest 90%) and Ikalou-Ikalou Sud (Eni’s interest 100%) fields are underway. Production is expected to start in 2008, peaking at 13 KBOE/d net to Eni in 2009.

Main oil discoveries were made in Mer Très Profonde Sud permit (Eni’s interest 30%) with the Persée Nord Est-1 well, drilled at a depth between 2,700 and 3,500 meters, and the Cassiopea Est-1 well, drilled at a depth of 2,900 meters and which yielded 5,300 BBL/d in test production.

In the medium term, management expects to increase Eni’s production in Congo due to the contribution from recently acquired assets, targeting a level of 140 KBBL/d in 2011. Key growth drivers will be the integration and development of assets acquired from Maurel & Prom and Burren Energy in addition to projects underway.

Nigeria. Eni has been present in Nigeria since 1962. In 2007, Eni’s oil and gas production averaged 119 KBOE/d located mainly in the onshore and offshore of the Niger Delta.

In the development /production phase Eni is operator of onshore Oil Mining Leases (OML) 60, 61, 62 and 63 (Eni’s interest 20%) and offshore OML 125 (Eni’s interest 50.19%), OMLs 120-121 (Eni’s interest 40%) and OML 118 (Eni’s interest 12.5%). Through SPDC JV oil joint venture, Eni also holds a 5% interest in 31 onshore blocks and a 12.86% interest in 5 conventional offshore blocks.

Benin City
Enugu
OML 7 (A)
Awka
Asaba
Niger River
Nigeria
Umuahia
Owerri
Uyo
Calabar
Cameroon
Port Harcourt
Bonny
Brass
Forcados
Qua Iboe
Gulf of Guinea
ABO NORTH
ABO
OML 125 (B)
OYO 1
OML 120 (D)
OML 121 (D)
OPL 134 (H)
Engule
OML 118 (E)
Bonga N
Bonga
BongaS/W
Aparo
Opuama
OML 40 (A)
OML 4 (A)
North Oben
OML 38 (A)
Sapele
Amukpe
OML 41 (A)
Jones Creek
Otumara
Saghara
Escravos Beach
Batan
Rapele
OML 42 (A)
OML 43 (A)
Ajuju
Odidi
Forcados Tokri
OML 45 (A)
Utorogu
Evwreni
Oroni
Uzere
Samabri
Kokori
Afiesere
OML 34 (A)
W. Ughelli
Warri River
East
Osioka
Eriemu
Olomoro
Ozoro
OML 30 (A)
Ogini
OML 26 (A)
Oyo
Ogbogene
Umuebo
Obiafu
Omoku
OML 61 (C)
Ebegoro
Idu
Irri-
Isoko S.
Ashaka
Kwale
OML 60 (C)
Agwe
OML 20 (A)
Ebocha
Okpai
Beniku
Ugada
Odugri
Oguta
Acri
W. Essema
Mbede
Obrikom
Assa
Ibigwe
OML 16 (A)
OML 21 (A)
Ahia
E. N.E.
Adibawa
OML 27 (A)
Oshi
Taylor Creek
OML 28 (A)
Ubie
Obele
Manuso
Umuechem
Agbada
Kolo Creek
Enwhe
Akpor
Apara
Obigbo
OML 17 (A)
Otamini
Nikali
Imo River
Oza
Obigbo on
Isimiri
Afam Umosi
Ajokpori
Afam
Elelenwa
Ebubu
Tai
Korokoro
Yokuru
Onne
Bomu
Alakiri
Bodo W.
Yorla
OML 18 (A)
OML 11 (A)
Akata
OML 13 (A)
Utapate South
Opobo
Bonny
Caw
Thorne
Channel
Kalaekuele
Bembote
North
OML 62 (C)
Okpokonou
OML 46 (A)
Tuomo
OML 31 (A)
Angalelei
Etelebou
OPL 282 (2)
Tebibada
Opukushi
OML 35 (A)
Ekedei
OML 79 (A)
Ea
Clough Creek
OML 32 (A)
Ogbaimbiri
Nun River
Azuzuama
Diebu Creek
Olubiri
Soku
Boguma Creek
Kugbo
OML 23 (A)
Orubiri
Ekulama
OML 24 (A)
Santa Barbara
Robertkiri
Krakama
OML 36 (A)
Tebibada
Obama
OML 63 (C)
Elepa
OML 29 (A)
Nembe Creek
OML 33 (A)
Odeama Creek
OML 25 (A)
OML 77 (F)
OML 74 (F)
OML 72 (F)
OML 71 (F)
Agbara
OML 116 (G)
Okono
Okpoho 1
OML 119 (G)
OPL 135 (I)
Doro
OPL 244 (2)
100 m
200 m
500 m
1000 m
2000 m
3000m
0
20
40 Km
Permits
Prod./Dev. area
Gas fields
Oil Fields
Oil Pipeline
Gas Pipeline

In the exploration phase Eni is operator of Oil Prospecting Leases (OPL) 244 (Eni’s interest 60%), OML 134 (former OPL 211 - Eni’s interest 50.19%) and onshore OML 135 (former OPL 219 - Eni’s interest 12.5%) and OPL 282 (Eni’s interest 90%).

In March 2007, Eni signed a Production Sharing Contract for the OPL 135 permit (Eni operator with a 48% interest) located in the Niger Delta. The arrangement with a 25-year term envisages an exploration stage with a five-year term and a subsequent development phase of oil and natural gas reserves located in the proximity of existing facilities and the Kwale/Okpai power station where Eni is operator.

Exploration and production activities in Nigeria are regulated mainly by Production Sharing Agreements and service contracts where Eni acts as contractor for state owned companies.

The Forcados/Yokri oil and gas fields (Eni’s interest 5%) are currently under development offshore and onshore the Niger Delta. Development is expected to be completed in 2008 as part of an integrated project aiming at providing natural gas supplies to the Bonny liquefaction plant. Offshore production facilities have been installed. The onshore project provides for the upgrading of the Yokri and North/South Bank flowstations and the realization of a gas compressor plant.

Eni holds a 10.4% interest in the Bonny liquefaction plant located in the eastern Niger Delta, with a treatment capacity of approximately 1,236 BCF/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on 6 trains. The sixth train has been started in 2007. The seventh unit is being engineered with start-up expected in 2012. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 BCF/y. Natural gas supplies to the plant are provided under a gas supply agreement with a 20-year term from the SPDC joint venture and the NAOC JV of OMLs 60, 61, 62 and 63.When fully operational in 2008, supplies will total approximately 3,461 mmCF/d (268 net to Eni). In 2007, Eni’s supplies were 173 mmCF/d. LNG production is sold under long-term contracts and exported to European and American markets by the Bonny Gas transport fleet, wholly-owned by Nigeria LNG Co.

Eni is operator with a 17% interest of the Brass LNG Ltd Company for the construction of a natural gas liquefaction plant to be built near the existing Brass terminal. This plant is expected to start operating in 2012 with a treatment capacity of 10 mmtonnes/y of LNG corresponding to 618 BCF/y (approximately 64 net to Eni) of feed gas on 2 trains for twenty years. Supplies to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas fields in the OMLs 61 and 62 onshore blocks. The venture signed preliminary long-term contracts to sell the whole LNG production capacity. Eni acquired 2 mmtonnes/y of LNG capacity. The front end engineering is underway and the final investment decision is expected in the second half of 2008.

In the medium term, management expects to increase Eni’s production in Nigeria to approximately 200 KBOE/d, reflecting in particular the development of gas reserves.

North Sea

Eni’s operations in the North Sea area are conducted in Norway and United Kingdom. In 2007, the North Sea accounted for 15% of Eni’s total worldwide production of oil and natural gas.

Norway. Eni has been operating in Norway since 1964. Eni’s activities are performed in the Norwegian Sea, in the Norwegian section of the North Sea and in the Barents Sea. Eni’s production in Norway amounted to 134 KBBL/d in 2007.

Exploration and production activities in Norway are regulated by Production Licenses (PLs). According to a production license, the holder is entitled to perform seismic surveys and drilling and production activities for a few years with possible extensions.

Eni holds interests in six production areas in the Norwegian Sea. The main producing fields are Aasgard (Eni’s interest 14.82%), Kristin (Eni’s interest 8.25%), Heidrun (Eni’s interest 5.12%), Mikkel (Eni’s interest 14.9%) and Norne (Eni’s interest 6.9%), which together accounted for 68% of Eni’s production in Norway. The main structures under development are located near Kristin, particularly Tyrihans (Eni’s interest 6.23%). Economic development of this field is expected to be achieved through synergies with the Kristin production facilities. Production is expected to start in 2009, when production of Kristin is expected to decline which will make spare capacity available to process production from Tyrihans.

Eni holds interest in four production licenses in the Norwegian section of the North Sea. The main producing field is Ekofisk (Eni’s interest 12.39%) in PL018 which in 2007 produced 352 KBOE/d (44 net to Eni) and accounted for 32% of Eni’s production in Norway. Ongoing projects for Ekofisk aim at maintaining and optimizing production by means of infilling wells, the development of the Growth Area and upgrading of existing facilities.

Currently Eni is only performing exploration activities in Barents Sea. Operations in this area are focused on the appraisal of the mineral potential of the large Goliath discovery made in 2000 at a water depth of 370 meters in PL 229 (Eni operator with a 65% interest) aimed at its commercial development. The project is progressing in accordance with the program. The final investment decision is expected in 2008. Critical equipment (rigs) to develop the field has already been booked.

In 2007, Eni sold a 30% stake of the Prospecting License 259 (Eni’s interest 70%) and the whole interest of the Prospecting License 256.

Main discoveries for 2007 were achieved in the: (i) Prospecting License 393 (Eni’s interest 30%), near the Goliath discovery, where the 7125/4-1 Nucula exploration well showed the presence of hydrocarbons at a depth between 800 and 1,450 meters; (ii) Prospecting License 122 (Eni’s interest 20%), the appraisal of the Marulk discovery increased the recognized mineral potential; (iii) Prospecting License 312 (Eni’s interest 17%), where the Gamma discovery well showed the presence of gas at a depth of 2,500 meters; and (iv) the Prospecting License 293 (Eni operator with a 45% interest) the Afrodite discovery well showed the presence of gas and condensates at a depth of 373 meters.

In the medium term, management expects to slightly increase Eni’s production in Norway, reflecting the planned development projects, partly offset by mature field declines.

The United Kingdom. Eni has been present in the United Kingdom since 1964. Eni’s activities are carried out in the British section of the North Sea, in the Irish Sea and in some areas East and West of the Shetland Islands. In 2007, Eni’s net production of oil and gas averaged 120 KBOE/d.

Exploration and production activities in the United Kingdom are regulated by concession contracts.

Eni holds interests in 12 production areas in the British section of the North Sea. The main fields are Elgin/Franklin (Eni’s interest 21.87%), the J-Block (Eni’s interest 33%), the Flotta Catchment Area (Eni’s interest 20%), Andrew (Eni’s interest 16.2%) and Farragon (Eni’s interest 30%), which in 2007 accounted for 58% of Eni’s production in the United Kingdom. In 2007, production started at the Blane (Eni’s interest 18%) and West Franklin (Eni’s interest 21.87%). The Blane field was linked to existing production facilities with a peak production of 21 KBOE/d (approximately 4 net to Eni) already reached. The West Franklin field was linked to the production facilities of the nearby Elgin Franklin field and is expected to peak at 20 KBOE/d (4 net to Eni) in the second half of 2008 with the scheduled start-up of a second development well. Appraisal of the large Jasmine discovery in the J-Block is underway.

Eni holds interests in six production blocks in the Liverpool Bay area (Eni’s interest 53.9%) in the Eastern section of the Irish Sea. Main fields are Douglas, Hamilton and Lennox and their extensions which in 2007 accounted for 24% of Eni’s production in UK.

Eni holds interest in 6 production permits located East of the Shetland Islands. Main fields are Ninian (Eni’s interest 12.94%) and Magnus (Eni’s interest 5%) which in 2007 accounted for 4% of Eni’s production in the United Kingdom.

Main discoveries in 2007 were in: (a) Block 205/5a (Eni’s interest 23%) with the Tormore discovery, at a depth of 610 meters, which yielded 32 mmCF/d of gas and 2,200 BBL/d of condensates. Production is expected to start through synergies with the adjoining Laggan discovery (Eni’s interest 20%); and (b) the J-Block gas and condensates were found nearby the recent Jasmine discovery. Joint development of these two structures is being assessed in combination with existing facilities.

ney Isl.
14
15
16
21
22
23
29
30
Claymore
Scapa
Piper South
Saltire
Chanter
Kildrummy
Iona
Galley
MacCulloch
Farragon
Cyrus
Maureen
Andrew
Marnock
Mirren
Madoes
Merganser
Shearwater
Elgin
Jade
Franklin
Joanne
Judy
Joanne
Josephine
Jocelyn
Jacqui
Flynore
Blane
100 m
50 m
North Sea
UK
Teesport
0 40 80 Km
Permits
Prod./Dev. area
Gas fields
Oil Fields
Oil&Gas field
Gas Pipeline
Oil Pipeline

Caspian Area

In 2007, Eni’s operations in the Caspian Area accounted for 6% of its total worldwide production of oil and natural gas.

Kazakhstan-Kashagan. Eni has been present in Kazakhstan since 1992. Eni is the single operator of the North Caspian Sea Production Sharing Agreement (NCSPSA) with a participating interest equal to 18.52% as of December 31, 2007. The other partners of this initiative are Total, Shell and ExxonMobil, each with a participating interest currently of 18.52%, ConocoPhillips currently with 9.26%, and Inpex and KazMunayGas each currently with 8.33%. Each partner’s participating interest in the project will change according to the terms of the Memorandum of Understanding signed among the parties, including the Kazakh authorities, on January 14, 2008. Information on this agreement is included below. The change in participating interests will apply retroactively as of January 1, 2008.

The NCSPSA defines terms and conditions for the exploration and development activities to be performed in the area covered by the contract. The Kashagan field was discovered in the northern section of the contractual area in the year 2000. Management believes this field to contain a large amount of hydrocarbon resources.

As of December 31, 2007, Eni’s proved reserves booked for the Kashagan field amounted to 520 mmBOE, recording a decrease of 76 mmBOE with respect to 2006 mainly due to the impact of increased year-end oil prices on reserve entitlements in accordance with the PSA scheme. Proved reserves for the field as of December 31, 2007 were determined according to Eni’s then current participating interest of 18.52%. As part of the agreements defined with the Kazakh Republic, the change of Eni’s interest to 16.81% in 2008 will determine a decrease of approximately 50 mmBBL in Eni’s estimated net proved reserves of the Kashagan field with respect to December 31, 2007.

As of December 31, 2006, Eni’s proved reserves booked for the Kashagan field amounted to 596 mmBOE, recording an increase of 107 mmBOE with respect to 2005 due to an extension of the proved area and project cost revision, offset in part by the impact of price revisions.

As of December 31, 2007, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $2.6 billion. This capitalized amount included: (i) $1.8 billion relating to expenditures incurred by Eni for the development of the oilfield; and (ii) $0.8 billion relating primarily to accrued finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA consortium from exiting partners upon exercise of pre emption rights in previous years. The $2.6 billion amount was equivalent to euro 1.8 billion based on the 2007 year-end euro/U.S. dollar exchange rate. As of December 31, 2006 the aggregate costs incurred by Eni for the Kashagan project that were capitalized by Eni in its financial statements amounted to $1.9 billion, corresponding to euro 1.5 billion based on 2006 year-end exchange rates.

Costs borne by Eni to explore and develop this field are recovered in accordance with the mechanisms typically contemplated by a PSA scheme, which is widely used in the industry. In this type of contract the national oil company or State-owned entity assigns to the international oil company (the contractor) the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is generally divided into two portions: "cost oil" is used to recover costs borne by the contractor and "profit oil" is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Accordingly, recoverability of the expenditures is subject to approval from the relevant State-owned or controlled entity who is party to the agreement. Similarly, cost overruns are recovered to the extent they are sanctioned by the State-owned or controlled entity who is party to the agreement.

To date, costs incurred for the development of the Kashagan oilfield relate to scheduled works and in accordance to the budget duly approved by the Kazakhstan authorities, and are therefore recoverable subject to customary audit rights.

The development plan of the Kashagan field was originally sanctioned by the Kazakh authorities in February 2004, contemplating a three-phase development scheme including partial gas re-injection in the reservoir to enhance the recovery factor of the crude oil. The sanctioned plan budgeted expenditures amounting to U.S. $10.3 billion (in 2007 real terms) to develop phase-one, with a target production level of 300 KBBL/d. First oil was originally scheduled to be produced by the end of 2008. Eni was expected to fund these expenditures according to its participating interest in this project. On June 29, 2007, Eni, as operator, filed with the relevant Kazakh authorities amendments to the sanctioned development plan. These amendments rescheduled the production start-up to 2010 and estimated development expenditures for phase-one at U.S. $19 billion. The production delay and cost overruns were driven by a number of factors: depreciation of the U.S. Dollar versus the Euro and other currencies; cost price escalation of goods and services required to execute the project; an original underestimation of the costs and complexity to operate in the North Caspian Sea due to lack of benchmarks; design changes to enhance the operability and safety standards of the off-shore facilities.

In July 2007, the Kazakh authorities rejected the proposed amendments to the sanctioned development plan. In August 2007, the Government of the Kazakh Republic sent to the companies forming the NCSPSA consortium a notice of dispute alleging failure on part of the consortium to fulfil certain contractual obligations and violation of the Republic’s laws. Negotiations commenced with a view to settle this dispute.

On January 14, 2008, all parties to the NCSPSA consortium and the Kazakh authorities signed a memorandum of understanding for the amicable resolution of this dispute. The material terms of the agreement are: (i) the proportional dilution of the participating interest of all the international members of the Kashagan consortium, following which the stake held by the national Kazakh Company KazMunayGas and the stakes held by the other four major shareholders will each be equal to 16.81%. These changes will be effective January 1, 2008. The Kazakh partner will pay the other co-venturers an aggregate amount of U.S. $1.78 billion; (ii) a value transfer package to be implemented through changes to the terms of the NCSPSA, the amount of which will vary in proportion to future levels of oil prices. Eni is expected to contribute to the value transfer package in proportion to its new participating interest in the project; and (iii) an increased role of the Kazakh partner in operations and a new operating and governance model which will entail a greater involvement of the major international partners.

Although the project was not stopped during the negotiation process, its progress slowed down. The NCPSA consortium has presented to the Kazakh authorities a revised budget and schedule for the execution of the phase-one of the project, and the relevant discussions are currently ongoing.

The magnitude of the reserves base, the results of the first four tests conducted on development wells and the subsurface studies completed to date support expectations for a full field production plateau of 1.5 mmBBL/d, which represents a 25% increase above the original plateau as presented in the 2004 development plan. An independent reserve evaluation performed by a petroleum engineer (Ryder Scott Petroleum Consultants) fully supports the target production plateau of the Kashagan field. The achievement of the full field production plateau will require a material amount of expenditures in addition to the development expenditures needed to complete the execution of phase-one. However, taking into account that future development expenditures will be incurred over a long time horizon, management does not expect any material impact on the company’s liquidity or its ability to fund these capital expenditures.

In addition to the expenses incurred for developing the field, further capital expenditures will be required to build the infrastructures needed for exporting the production to international markets, for which various options are currently under consideration by the consortium. These include: (i) the use of existing infrastructure, such as the Caspian Pipeline Consortium pipeline (Eni’s interest 2%) and the Atyrau-Samara pipeline, both of which are expected to undergo a capacity expansion; and (ii) the construction of a new transportation system. In this respect, it is worth mentioning the project aimed at building a line connecting the onshore Bolashak production center with the Baku-Tbilisi-Cehyan pipeline (where Eni holds an interest of 5% corresponding to the right to transport 50 KBBL/d).

Kazakhstan-Karachaganak. Located in West onshore Kazakhstan, Karachaganak is a liquid and gas field. Operations are conducted by the Karachaganak Petroleum Operating consortium (KPO) and are regulated by Production Sharing Agreement lasting 40 years, until 2037. Eni is co-operator of the venture with 32.5% interest.

In 2007, production from this field averaged 234 KBBL/d of liquids and 743 mmCF/d of natural gas, being 70 KBBL/d and 238 mmCF/d Eni’s share, respectively. This field is developed by producing liquids from the deeper layers of the reservoir and re-injecting the associated gas in the higher layers. This scheme enables to increase the recovery of liquids. Approximately two-thirds of liquid production are stabilized at the Karachaganak Processing Complex (KPC) with a capacity of 150 KBBL/d and exported to Western markets through the Caspian Pipeline Consortium (Eni's interest 2%) and the Atyrau-Samara pipeline. The remaining third of non-stabilized liquid production and volumes of associated gas not re-injected in the reservoir are marketed at the Russian terminal in Orenburg. The plant treatment capacity is being upgraded which will enable to increase exported volumes by 56 KBBL/d from 2009.

In June 2007, the operating consortium and KazRosGaz, a joint company established by KazMunaiGaz and Gazprom, signed a gas sale contract. According to the terms of this agreement, the consortium will deliver, from 2012, approximately 565 BCF/y of raw gas to the Orenburg plant, in Russia. This agreement has created conditions for the start up of Phase 3 of the development project of the field targeting development of natural gas reserves that management believes to amount to significant volumes. The agreement was approved by the Boards of both parties. In this context, in 2007 construction started of the Uralsk gas Pipeline, 150-kilometer long linking from 2009 the field to the Kazakh pipeline network.

As of December 31, 2007, Eni’s proved reserves booked for the Karachaganak field amount to 541 mmBOE, recording a decrease of 82 mmBOE with respect to 2006 as a result of downward and upward revisions of previous estimates. Downward revisions mainly related to an adverse price impact in determining volume entitlements in accordance with the PSA scheme. These negative revisions were partly offset by upward revisions mainly related to the finalization of the gas sale contract as outlined above.

Rest of the World

In 2007, Eni’s operations in the rest of world accounted for 13% of its total worldwide production of oil and natural gas.

Australia. Eni has been present in Australia since 2000. In 2007, Eni’s net production of oil and natural gas averaged 18 KBOE/d. Activities are focused on conventional and deep offshore fields.

The main production blocks in which Eni holds interests are WA-25-L (Eni operator with a 65% interest) and JPDA 03-13 (Eni’s interest 10.99%). In the exploration phase Eni is operator with a 100% interest of 7 blocks in permits WA-279 P and WA-313-P, where the Blacktip and Penguin fields are located.

Banda Sea
Indonesia
Timor
Arafura Sea
Bayu Undan
A
1
2
Timor Sea
Bathurst Isl.
Darwin
C
Bonaparte Archipelago
Joseph Bonaparte Gulf
3
Blacktip
B
4
5
Indian Ocean
Wyndham
Northern Territory
AUSTRALIA
Western Australia
0 50 100 km
3000 m
2000 m
1000 m
500 m
200 m
100 m
50 m
Permits
Prod./Dev. area
Gas fields
Oil Pipeline
Gas Pipeline

In August 2007, Eni signed an agreement to purchase a 30% interest in four exploration blocks in the Exmouth Plateau area in Australia. The four blocks are located at a maximum water depth of 2,000 meters. Eni’s equity interest will increase by 10% after at least one exploration well is drilled. Eni will be the operator during the development phase.

In September 2007, Eni acquired a 40% interest and the operatorship of the JPDA 06-105 exploration permit, located in the international offshore cooperation zone between East Timor and Australia. Two oil discoveries are located in this permit. The exploration plan provides the drilling of a well in 2008.

Exploration and production activities in Australia are regulated by concessions, while in the cooperation zone between East Timor and Australia (JPDA) they are regulated by PSAs.

In the medium term, management expects to increase Eni’s production in Australia through ongoing development activities.

China. Eni has been present in China since 1984. In 2007, Eni’s production amounted to 8 KBOE/d. Activities are located in the South China Sea.

Exploration and production activities in China are regulated by Production Sharing Agreements.

Production derives mainly from offshore blocks 16/08 and 16/09 operated by the CACTOG consortium (Eni’s interest 16.33%). Oil production, destined to the domestic market, derives mainly from the HZ26-1 field (Eni’s interest 16.33%) through fixed platforms, one of them underwater, linked to an underwater transport facility to the Zhuhai treatment plant. Ongoing development activities concerned mainly the HZ25-3/1 field with expected start-up in 2009.

Croatia. Eni has been present in Croatia since 1999. In 2007, Eni’s net production of natural gas averaged 51 mmCF/d. Activities are deployed in the Adriatic offshore facing the city of Pula.

Exploration and production activities in Croatia are regulated by PSA.

The main producing gas fields are Ivana, Ika & Ida, Marica and Katerina which operated by Eni through a 50/50 joint venture with the national Croatian oil company.

Development activities of the Annamaria, Irina and Ana/Vesna discoveries are ongoing. A common project is expected to be deployed in all of them, envisaging the installation of production platforms which shall be linked to existing facilities. Start-up is expected in 2009.

India. Eni has been present in India since 2005 and is performing exploration activities in onshore Block RJONN-2003/1 (Eni’s interest 34%) and offshore Blocks AN-DWN-2003/2 (Eni’s interest 40%) and MNDWN 2002/1 (Eni’s interest 34%).

The exploration program for Block RJ-ONN-2003/1, located in the desert of Rajastan, provides drilling of four wells in the first four years of the license. Any hydrocarbons discovered will be sold locally.

The exploration program for Block AN-DWN-2003/2 near the Andaman Islands provides drilling of three wells in the first four years of the license. In 2007, activity concerned the acquisition of seismic data in order to plan the exploration and drilling activity.

Indonesia. Eni has been present in Indonesia since 2000. Eni’s production amounted to 17 KBOE/d, mainly gas, in 2007. Activities are concentrated in the western offshore and onshore of Borneo and offshore Sumatra.

Exploration and production activities in Indonesia are regulated by PSAs.

Production consists mainly of gas and derives from the Sanga Sanga permit (Eni’s interest 37.81%) with seven production fields. This gas is treated at the Bontang liquefaction plant, the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets. Ongoing activities aim at maintaining the current production plateau by means of infilling wells and the optimization of existing ones.

In January 2007, Eni and Pertamina signed a Memorandum of Understanding aimed at identifying joint development opportunities for exploration and development activities.

Main ongoing projects include the joint development of the five discoveries in the Kutei Deep Water Basin area (Eni’s interest 20%). Production will be treated at the Bontang LNG plant. The project has not yet been sanctioned by authorities.

Exploration activity was successful with the Tulip East offshore discovery (Eni’s interest 100%), and an appraisal well of the Aster field (Eni’s interest 66.25%) was drilled and yielded 5 KBOE/d in test production.

Iran. Eni has been present in Iran since 1957. In 2007, production net to Eni averaged 26 KBOE/d. Eni’s activities are concentrated in the offshore of the Persian Gulf and onshore.

Exploration and production activities in Iran are regulated by buy-back contracts.

The main producing fields are South Pars phases 4 and 5 in the offshore of the Persian Gulf and Darquain located onshore which accounted for 88% of Eni’s production in Iran in 2007. Eni also holds interests in the Dorood field (Eni’s interest 45%).

The main ongoing project regards the Darquain field operated by Eni with a 60% interest. Upgrading activities are underway by means of drilling additional wells, increasing capacity of the existing treatment plant and gas-injection. These actions aim at increasing production from the present 50 KBBL/d to over 160 KBBL/d (14 net to Eni) by 2009.

The legislation and other regulations of the United States of America impose sanctions on this country and may lead to the imposition of sanctions on any persons doing business in this country or with Iranian counterparties. Particularly, under the Iran Sanctions Act of 1996 (as amended, "ISA"), which implements sanctions against Iran with the objective of denying it the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction, upon receipt by the U.S. authorities of information indicating potential violation of this act, the President of the United States is authorized to start an investigation aiming at possibly imposing sanctions from a six-sanction menu against any person found in particular to have knowingly made investments of U.S. $20 million or more in any twelve-month period, contributing directly and significantly to the enhancement of Iran’s ability to develop its hydrocarbons resources. Furthermore, the ISA envisages that the President of the United States is bound to impose sanctions against any persons that knowingly contribute to certain military programs of Iran, effective on June 6, 2006. Eni cannot predict interpretations of, or the implementation policy of the U.S. Government under, ISA with respect to Eni’s current or future activities in Iran or other areas. Eni has incurred capital expenditures in excess of U.S. $20 million in Iran in each of the last 8 years. Management expects to continue investing in Iran yearly amounts in excess of that threshold in the foreseeable future. Eni’s current activities in Iran are primarily limited to carrying out residual development activities relating to certain buy-back contracts it entered into in 2000 and 2001 and no sanctions have ever been imposed on Eni’s activities in the country. It is possible that in future years Eni’s activities in Iran may be sanctioned under relevant U.S. legislation.

Pakistan. Eni has been present in Pakistan since 2000. In 2007, production net to Eni averaged 50 KBOE/d, mainly gas.

Exploration and production activities in Pakistan are regulated by concessions (onshore) and PSA (offshore).

Eni’s main permits are Bhit (Eni operator with a 40% interest), Sawan (23.68%) and Zamzama (17.75%), which in 2007 accounted for 90% of Eni’s production in Pakistan.

In 2007, Eni and State oil company PPL signed an agreement providing for a swap of interests in the offshore Blocks M, N and C. Within this agreement, Eni holds 70% interest in the M and N blocks and 60% interest as operator in the C block.

In April 2008, upgrading facilities was completed at the Bhit gas field leading to the start-up of the satellite Badhra field.

Main discoveries for 2007 were achieved in: (a) the Gambat permit (Eni’s interest 30%) where the Tajjal 1 exploration well showed the presence of gas at a depth of 3,845 meters; (b) the Kadanwari permit (Eni operator with a 18.42% interest) where the Kadanwari 18 appraisal well confirmed the presence of gas at a depth of approximately 3,400 meters; and (c) the Latif permit (Eni’s interest 33.3%) where the Latif 1 exploration well discovered a hydrocarbon formation at a depth of 3,520 meters.

Russia. In April 2007, as part of Eni’s strategic alliance with Gazprom, Eni, through the partnership in SeverEnergia (60% Eni, 40% Enel), former EniNeftegaz, acquired assets of Lot 2 as part of the liquidation procedure of bankrupt Russian company Yukos. Eni’s share of cash consideration of this transaction amounted to euro 3.73 billion. Acquired assets included: (i) a 100% interest in three Russian companies (Eni’s share being 60%) operating in the exploration and development of natural gas reserves, OAO Arctic Gas Co, ZAO Urengoil Inc and OAO Neftegaztechnologia with proved reserves amounting to 617 mmBOE net to Eni, as well as certain minor assets that are expected to be sold or liquidated. Eni and Enel granted Gazprom a call option to purchase a 51% interest in these investments to be exercisable within two years from the purchase date. Should Gazprom exercise its call option, Eni’s interest would be diluted to approximately 30% and proved reserves that were booked in connection with the acquisition would be reduced by approximately 50%. These investments are accounted under the equity method as Eni jointly controls them based on agreed terms with the other partners. As these entities did not produce any revenue in the year, no significant loss or gain on equity evaluation was recorded in the profit or loss account; and (ii) a 20% interest in OAO Gazprom Neft which was purchased only by Eni. Eni granted Gazprom a call option on this 20% interest in OAO Gazprom Neft to be exercisable within two years from the purchase date. The strike price equals the purchase price plus a contractual remuneration on capital employed, less dividend distributed. This interest is classified as a current asset and assessed at fair value trough profit or loss as provided by the fair value option of IAS 39, considering that the call option is being assessed in the same way. The fair value of OAO Gazprom Neft is based on currently quoted market price as this company is listed at the London Stock exchange. As a result of this accounting treatment, a gain equal to the contractual remuneration of capital employed was recognized in 2007 profit and loss account (net gain of euro 188 million). See Item 5 for a more detailed discussion.

The three acquired gas companies are located in the Yamal Nenets region: (i) OAO Arctic Gas Co owns two exploration licenses, Sambugurskii and Yevo-Yahinskii including seven fields currently in the appraisal/development phase. Main fields are Sambugorskoye currently under development and production testing and Urengoiskoye; (ii) ZAO Urengoil Inc owns exploration and development licenses for the Yaro-Yakhinskoye gas and condensate field; and (iii) OAO Neftegaztechnologia owns the exploration and development license of the Severo-Chasselskoye field.

During 2007, certain activities were executed in order to set up the operational organization and take control of existing assets. An overall plan was assessed to complete and start acquired assets. Ongoing development activities moved forward bringing the wells to a sufficient level of safety and assessing resumption of construction of production and transportation facilities, as well as defining a seismographic activity. Finalization of the gas sale contracts is underway.

Saudi Arabia. Eni has been present in Saudi Arabia since 2004. Ongoing activities concern exploration of the so-called C area in order to discover and develop gas reserves. This license is located in the Rub al Khali basin at the border with Qatar and the United Arab Emirates. The exploration plan provides for the drilling of four wells in five years. In case of a commercial discovery, the contract will last 25 years with a possible extension to a maximum of 40 years. Any gas discovered will be sold locally for power generation and as feedstock for petrochemical plants. Condensates and NGL will be sold on international markets. Drilling of the second commitment exploratory well is underway.

United States. Eni has been present in the United States since 1966. Activities are performed in the conventional and deep offshore in the Gulf of Mexico and more recently onshore and offshore Alaska.

In 2007, Eni’s oil and gas production deriving only from the Gulf of Mexico averaged 68 KBOE/d, significantly growing from 2006 (up 114%) due to the acquisition of producing assets from Dominion Resources. This acquisition closed in July 2007 with an outlay of euro 3.5 billion. Acquired properties brought in an additional production of approximately 75 KBOE/d and proved reserves amounting to 123 mmBOE.

Exploration and production activities in the United States are regulated by concessions.

Eni holds interests in 400 exploration and production blocks in the Gulf of Mexico, 60% operated.

In October 2007, following an international bid procedure Eni was awarded 26 new exploration licenses in the Gulf of Mexico, covering a gross acreage of 606 square kilometers.

In March 2008, following an international bid procedure Eni was awarded 32 exploration leases. The subsequent development phase will leverage synergies relating to proximity of acquired acreage to existing operated facilities. Formal assignation is subject to approval by the relevant authorities.

The main fields operated by Eni with a 100% interest are Allegheny, East Breaks and Morphet as well as assets acquired from Dominion Resources including Devils Towers, Triton and Goldfinger (Eni operator with a 75% interest). Eni also holds interests in the Medusa (Eni’s interest 25%), Europa (Eni’s interest 32%), and King Kong (Eni operator with a 56% interest) fields.

Development of acquired assets in the year allowed the start-up of production at the San Jacinto (Eni is operator with a 53.3% interest), Q (Eni’s interest 50%) and Spiderman (Eni’s interest 36.7%) fields. Development of these fields was performed by installing underwater facilities to link to the Independence Hub platform. The production plateau of approximately 25 KBOE/d has been reached at the end of 2007. Main projects include the development of reserves at the Longhorn discovery (Eni’s interest 75%) trough installing production platform. Production is expected to start in 2009 peaking at 28 KBOE/d (approximately 19 net to Eni).

Exploration activity was successful with the Kodiak oil and gas discovery (Eni’s interest 25%) that will be developed trough the facilities of the operated Devil’s Tower platform.

Eni’s activities in Alaska are currently in the exploration and development phase in 158 blocks with interests ranging from 10 to 100%, over half as operator.

In February 2008, following an international bid procedure Eni was awarded 18 exploratory license in Alaska, 4 blocks as operator. Formal assignation is subject to approval by the relevant authorities.

In April 2007, Eni acquired 70% and the operatorship of the Nikaitchuq field, located offshore on the North Slope of Alaska. Eni, which already owned a 30% stake in the field, now retains the 100% working interest. Nikaitchuq will be the first development project operated by Eni in Alaska. In October 2007, the phased development plan was sanctioned by the authorities. Production is expected to start at the end of 2009 with production plateau at 25 KBOE/d in 2014.

Main projects include the development of reserves at the offshore Oooguruk field (Eni’s interest 30%) in the Beaufort Sea. Production is expected to start in the second half of 2008 peaking at 17 KBOE/d (5 KBOE/d net to Eni) in 2010.

Arctic Ocean
20 m
Prudhoe Bay
0 20 40 km
Permits
Prod./Dev. area
Oil Fields
Oil Pipeline
Gas Pipeline

USA
Mobile
Biloxi
Pensacola
Baton Rouge
Lafayette
Lake Pontchartrain
New Orleans
Mississippi River
Venice
Port Fourchon
Galveston
Sabine Pass
Mobile
Pensacola
Viosko Knoll
Chandeleur
Breton Sound
Main Pass
Destin Dome
West Delta
South Pass
Grand Isle
South Pelto
Ship Shoal
South Timbalier
Eugene Island
South Marsh Island
Vermilion
East Cameron
West Cameron
High Island
Galveston
Cognac
De Soto Canyon
Mississippi Canyon
Europa
Morphet
Ewing Bank
Allegheny
King Kong
Green Canyon
Macaroni
Garden Banks
East Breaks
Atwater Valley
Lloyd Ridge
Keathley Canyon
Alaminos Canyon
Lund
Henderson
Walker Ridge
Amery Terrace
Sigsbee Encarpment
Lund South
Florida Plain
100 m
200 m
500 m
1000 m
2000 m
3000 m
WESTERN PLANNING AREA
Gulf of Mexico
CENTRAL PLANNING AREA
Permits
Prod./Dev. area
Gas fields
Oil fields
Oil Pipeline
Gas Pipeline
Planning Area boundary

In the medium term, management expects to increase Eni’s production reflecting the development and integration of assets acquired and the start-up of fields in Alaska.

Venezuela. Eni has been present in Venezuela since 1998.

In June 2007, Eni signed a memorandum of understanding with national state-owned company PDVSA which defines the terms for the transfer of the development activity of the Corocoro field in Venezuela to the new contractual regime of "empresa mixta". Eni will retain its 26% interest in this project. On December 5, 2007, the agreement was finalized. First oil was achieved in the first quarter of 2008. Production is expected to peak at 66 KBBL/d (17 KBBL/d net Eni).

In February 2008, Eni and the Venezuelan Authorities reached a final settlement over the dispute regarding the expropriation of the Dación field which took place on April 1, 2006. Under the terms of the settlement, Eni will receive cash compensation to be paid in seven yearly installments. This cash compensation is not subject to Venezuelan taxation and yields interest income from the date of the settlement. The net present value of this cash compensation is in line with the book value of assets, net of the related provisions. In February 2008, Eni dropped the international arbitration proceeding commenced in 2006 against PDVSA.

In February, 2008 Eni and PDVSA signed a strategic agreement for the development of the Junin Block 5 located in the Orinoco oil belt. This block covers a gross acreage of 670 square kilometers. Once relevant studies have been performed and a development plan defined, a joint venture between PDVSA (60%) and Eni (40%) will be established to execute the project. Eni intends to contribute its experience and leading technology to the project in order to maximize the value of the heavy oil. In particular, it will make available its EST (Eni Slurry Technology) proprietary technology. This is a highly innovative technology for the complete conversion of heavy oils into high-quality light products.

Capital Expenditures

See "Item 5 – Liquidity and Capital Resources – Capital Expenditures by Segment".

Storage

Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (Stogit) to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with Article 21 of Legislative Decree No. 164 of May 23, 2000, which provides for the separation of storage from other activities in the field of natural gas.

Storage services are provided by Stogit through eight storage fields located in Italy, based on ten storage concessions3 vested by the Ministry of Productive Activities.

In 2007, the share of storage capacity used by third parties was 56%. From the beginning of its operations, Stogit markedly increased the number of customers served and the share of revenues from third parties; the latter, from a non-significant value, passed to 43%.

Storage	2005	2006	2007

Available capacity:
- modulation and mineral	(BCM)	7.5	8.4	8.5
. share utilized by Eni	(%)	44	54	44
- strategic	(BCM)	5.1	5.1	5.1
Total customers	(No.)	35	38	44

(3)	Two of these are not yet operational.

Gas & Power

Eni’s Gas & Power segment involves supply, transport, distribution and marketing of natural gas, as well as of LNG. This segment also includes the activity of power generation that enables Eni to extract further value from gas, diversifying its commercial outlets.

Eni’s strategy in its Gas & Power segment is to grow international sales, preserve the profitability of Italian gas marketing operations, increase operational efficiency and effectiveness mainly in regulated businesses (i.e., Italian transport and distribution activities), and develop a global LNG business.

In the future, management expects that natural gas will satisfy an increasing portion of global energy needs. According to Eni’s internal estimates, worldwide gas demand will grow at an annual rate of approximately 2.8% through 2020, outpacing the expected annual growth rate in total energy consumption.

In Europe, Eni expects gas demand to grow at an average annual rate of 2-3% by 2020, reaching an amount of 780 BCM. The main driver of this growth will be the wider use of gas in power generation. A growing portion of European gas requirements is expected to be satisfied by imports via pipeline. According to Eni’s estimates, European gas imports will cover at least 85% of consumption from the current level of 60%, due to domestic production decrease. Eni expects that LNG will play an increasingly important role in diversifying sources of supply and will cover approximately 25% of European consumption needs by 2020 (currently LNG represents 15% of European needs).

Against this backdrop, management plans to increase international natural gas sales leveraging on Eni’s gas availability under long-term supply contracts and equity gas, access to infrastructures, long-term relationships with key producing countries (mainly Russia, Algeria and Libya), market knowledge and a wide portfolio of clients. Eni intends to strengthen its presence in European markets where its presence is already established – such as the Iberian Peninsula, Germany, France, the United Kingdom and Turkey – and to develop its marketing activities internationally, particularly in the U.S. leveraging on the planned expansion of the Company’s LNG business.

In 2007, natural gas demand in Italy amounted to 84.9 BCM; approximately 90% of gas requirements were met through imports and 10% was covered by domestic production. Eni expects natural gas consumption in Italy to increase at an average growth rate of approximately 2% through 2020, reaching an amount of 111.2 BCM in 2020 (gas volumes are projected at 93.2 BCM in 2011), driven by rising consumption in the power generation sector. Growing gas needs will be met by a projected increase in import capacity, which will be supported by significant capital expenditure projects designed to upgrade existing infrastructures and to build new ones.

In Italy, in an increasingly competitive market, Eni intends to preserve selling margins and sales volumes of its marketing operations by leveraging on the expected growth of gas demand and implementing marketing initiatives designed: (i) to focus the most profitable customer segments; (ii) to upgrade the commercial offer by tailoring pricing and services to customers’ specific needs; and (iii) to develop the combined offer of gas and electricity ("dual offer"). A strong focus will be devoted to reducing marketing expenses.

In the medium term, Eni plans to increase worldwide sales targeting a volume of 110 BCM by 2011, leveraging on expected growth in international sales that are projected to achieve an average annual rate of increase of 9%.

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

Supply of natural gas

In 2007 Eni’s consolidated subsidiaries supplied 83.80 BCM of natural gas with a 5.47 BCM decrease from 2006, down 6.1%.

Natural gas volumes supplied outside Italy in 2007 (75.15 BCM) decreased by 3.91 BCM from 2006, or 4.9%, reflecting unusually mild winter weather in Europe. Lower volumes were purchased: (i) from the Netherlands (down 2.54 BCM from 2006); (ii) from Russia (down 2.51 BCM from 2006) also due to implementation of agreements signed in 2006 with Gazprom, whereby Gazprom started to supply certain Italian importers that were supplied by Eni in previous years; and (iii) from Algeria via pipeline (down 2.29 BCM from 2006).

Supplies from Libya increased by 1.54 BCM in 2007 due to the build-up of gas production from Eni-operated fields. In addition supplies from Russia to Turkey increased by 0.97 BCM, in line with the development of the Turkish market.

Supplies in Italy (8.65 BCM in 2007) declined by 1.56 BCM from 2006, or 15.3%, due to mature fields declines.

Gas volumes from equity production amounted to 20 BCM representing approximately 20% of total volumes available for sales. Main equity volumes derived from: (i) Eni’s Italian gas fields (7.87 BCM); (ii) the Wafa and Bahr Essalam fields in Libya linked to Italy through the GreenStream pipeline. In 2007, these two fields supplied 3.62 BCM of equity production to the Gas & Power segment; (iii) certain Eni’s fields located in the British and Norwegian sections of the North Sea (5.81 BCM); and (iv) the Gulf of Mexico (1.8 BCM).

In 2007, natural gas volumes uplifted from the storage deposits owned by Eni’s subsidiary Stoccaggi Gas were 1.49 BCM, compared to net input of 3.01 BCM in 2006.

The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

Natural gas supply	2005	2006	2007

(BCM)
Italy	10.73	10.21	8.65
Russia for Italy	21.03	21.30	18.79
Russia for Turkey	2.47	3.68	4.65
Algeria	19.58	18.84	16.55
Libya	4.61	7.70	9.24
the Netherlands	8.29	10.28	7.74
Norway	5.78	5.92	5.78
the United Kingdom	2.28	2.50	3.15
Hungary	3.63	3.28	2.87
Croatia	0.43	0.86	0.54
Algeria (LNG)	1.45	1.58	1.86
Others (LNG)	0.69	1.57	2.32
Other supplies Europe	0.41	0.78	0.76
Outside Europe	1.18	0.77	0.90
Outside Italy	71.83	79.06	75.15
Total supplies of subsidiaries	82.56	89.27	83.80
Withdrawals from (input to) storage	0.84	(3.01)	1.49
Network losses and measurement differences	(0.78)	(0.50)	(0.46)
Volumes available for sale of Eni’s subsidiaries	82.62	85.76	84.83
Volumes available for sale of Eni’s affiliates	7.08	7.65	8.74
E&P volumes	4.51	4.69	5.39
Total volumes available for sale	94.21	98.10	98.96

In order to meet the medium and long-term demand for natural gas, particularly in the European markets including Italy, Eni entered into long-term purchase contracts with producing countries. In 2006, Eni signed a long-term supply agreement with Gazprom whereby Eni extended the duration of its gas supply contracts to approximately 22 years. Existing contracts, which generally contain take-or-pay clauses, will ensure a total of approximately 62.4 BCM/y of natural gas by 2010.

Despite the fact that an increasing portion of natural gas volumes purchased under said contracts is planned to be sold outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new supply infrastructures, and the evolution of Italian regulations of the natural gas sector, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts. See "Item 3 – Risk Factors" and "Item 5 – Contractual Obligations".

In 2007, Eni purchases under its take-or-pay contracts were higher than its minimum uplift obligation. This amount relates mainly to a contractual year, rather than a calendar year (from October to end of September for a sizeable part of Eni Gas & Power long-term supply contracts).

Marketing

Natural Gas Sales for the Year

In 2007, Eni’s worldwide gas sales (98.96 BCM, including own consumption, Eni’s share of affiliates sales and E&P sales in Europe and in the Gulf of Mexico) were up 0.86 BCM from 2006, or 0.9%, due to growth achieved on international markets, in particular in markets in Europe (up 3.64 BCM) and outside Europe (up 0.91 BCM). These increases were partly offset by lower sales to Italian importers (down 3.43 BCM) and to the domestic market (down 0.96 BCM).

Natural gas sales in Italy were 56.13 BCM (including own consumption) and declined by 0.96 BCM from 2006, or 1.7%.

The Italian market includes three groups of clients: industrial, residential and power generation users; they are further grouped as follows: (i) large industrial clients and power generation utilities directly linked to the national and the regional natural gas transport networks; (ii) residential customers include households (also referred to as the retail market), the tertiary sector (mainly commercial outlets, hospitals, schools and local administrations) and small businesses (also referred to as the middle market) located in large metropolitan areas and urban centers; and (iii) wholesalers, mainly local selling companies which resell natural gas to residential customers through low pressure distribution networks.

In 2007, the decline in sales on the Italian gas market was primarily due to lower sales to industrial users (down 1.56 BCM), also owing to competitive pressure, and residential users (down 0.64 BCM) mainly due to unusually mild winter weather. Sales increased by 0.54 BCM and 0.38 BCM in the power generation and wholesalers segments. Sales under the gas release programs (2.37 BCM) increased by 0.37 BCM from 2006. These sales related to certain proceedings settled between Eni and the Italian Antitrust Authority. In June 2004, Eni agreed with the Antitrust Authority to sell a total volume of 9.2 BCM of natural gas (2.3 BCM/y) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network. In March 2007 a new gas release program was signed for volumes amounting to 4 BCM of natural gas to sell in the two thermal years from October 1, 2007 to September 30, 2009 at a virtual exchange point in the Italian market.

Sales to importers in Italy (10.67 BCM) declined by 3.43 BCM mainly due to a switch from supplies of Libyan gas to volumes directly sold in Italy to a number of clients in view of optimizing Eni equity production, as well as the expiration of a supply contract with Promgas.

Gas sales in markets in the rest of Europe (24.35 BCM including affiliates) increased in 2007 by 3.64 BCM, or 17.6%, reflecting also market share gains. Main increases were mainly registered in: (i) Spain (up 1.67 BCM over 2006), due to higher supplies to the power generations segment; (ii) Turkey (up 0.94 BCM over 2006), due to the progressive reaching of full operations of the Blue Stream pipeline; (iii) France (up 0.55 BCM over 2006) due to marketing initiatives targeting small businesses and residential customers; and (iv) Northern Europe (up 0.53 BCM over 2006). Sales in markets outside Europe (2.42 BCM in 2007) grew by 0.91 BCM, or 60.3% as compared to 2006, on the back of higher LNG volumes sold on the Asian and Northern American markets by the affiliate Unión Fenosa Gas (Eni’s share 50%).

The tables below set forth Eni’s sales of natural gas by principal market for the periods indicated.

Natural gas sales by entities	2005	2006	2007

(BCM)
Total sales of subsidiaries	82.62	85.76	84.83
Italy	58.01	57.07	56.08
Rest of Europe	23.44	27.93	27.86
Outside Europe	1.17	0.76	0.89
Total sales of Eni’s affiliates (Eni’s share)	7.08	7.65	8.74
Italy	0.07	0.02	0.05
Rest of Europe	6.47	6.88	7.16
Outside Europe	0.54	0.75	1.53
Total sales of G&P	89.70	93.41	93.57
E&P in Europe and in the Gulf of Mexico (a)	4.51	4.69	5.39
Worldwide gas sales	94.21	98.10	98.96

(a)	E&P sales include volumes marketed by the Exploration & Production segment in Europe for 3.59 BCM and in the Gulf of Mexico for 1.8 BCM for the year 2007 (4.07 and 0.62 BCM, respectively for the year 2006). It also includes volumes marketed in Europe for 4.51 BCM for the year 2005.

Natural gas sales by market	2005	2006	2007

(BCM)
Italy	58.08	57.09	56.13
Wholesalers	12.05	11.54	11.92
Gas release	1.95	2.00	2.37
Industries	13.07	13.33	11.77
Power generation	17.60	16.67	17.21
Residential	7.87	7.42	6.78
Own consumption	5.54	6.13	6.08
Rest of Europe	29.91	34.81	35.02
Importers to Italy	11.53	14.10	10.67
Markets	18.38	20.71	24.35
Iberian Peninsula	4.59	5.24	6.91
Germany-Austria	4.23	4.72	5.03
Turkey	2.46	3.68	4.62
Northern Europe	2.93	2.62	3.15
Hungary	3.39	3.10	2.74
France	0.15	1.07	1.62
Other	0.63	0.28	0.28
Outside Europe	1.71	1.51	2.42
E&P in Europe and in the Gulf of Mexico	4.51	4.69	5.39
Worldwide gas sales	94.21	98.10	98.96

Electricity Sales for the Year

In 2007, sales of electricity (33.19 TWh) increased by 2.16 TWh from 2006, up 7%, reflecting higher production availability due to full operations of the Brindisi plant and higher volumes purchased from third parties in Italy and outside Italy. Sales of steam (10,849 ktonnes) in 2007 increased by 562 ktonnes from 2006, up 5.5% and were directed to end customers.

Sales of electricity amounting to 33.19 TWh were directed to the free market (63%), the electricity exchange (26%), industrial sites (8%) and Electricity Sevice Operator (3%). In 2007, Eni started to market electricity to the retail segment leveraging on the launch of a combined integrated offer of gas and electricity (dual offer) leading to the acquisition of approximately 120,000 customers.

To this end, in 2007 Eni implemented an internal reorganization of its activities of production and marketing of electricity. Effective from January 1, 2007, electricity marketing activity has been managed by the Eni gas marketing department in order to better manage and integrate the marketing of gas and electricity. Power generation activity remained entrusted to Eni’s subsidiary EniPower.

Planned Actions and Sales Target

In the medium term, Eni plans to increase its sales volumes of natural gas in international markets, mainly in Europe and the U.S., in order to compensate for lower growth opportunities on its domestic market due to sector-specific regulation imposing limits to the size of Italian gas operators. In order to achieve its growth targets, Eni will leverage on its strengths represented by gas availability both as equity gas and under long-term purchase contracts, operational flexibility ensured by access to a large transport network, re-gasification terminals and logistic assets, a large portfolio of clients and market knowledge.

(i) Italy

In the medium term management expects to comply with market limits imposed by Italian sector-specific regulation, in terms of both volumes intake into the national network and sales volumes, through the optimal allocation of Eni’s available volumes of gas between sales in Italy and in the rest of Europe, and the use of gas in Eni’s power generation plants, leveraging also on the expected increase in demand.

Eni targets sales volumes of approximately 50 BCM in 2011. This target takes account of the expected increase in competitive pressure due to new supplies coming on stream on the Italian gas market. Specifically, import capacity to Italy is projected to increase by 25 BCM over the next four years. In next two-year period, approximately 21 BCM of new capacity are expected to come on stream in connection with Eni’s ongoing upgrading projects of its international pipelines, mainly from Russia and Algeria, as well as the ongoing construction of an LNG plant by a third party.

In order to support sales and profitability of its marketing operations in Italy, Eni intends to implement an effective marketing policy, intended to deliver value to customers leveraging on the quality of the service and the offer of customized price formulas. Eni’s marketing initiatives will focus mainly the middle and retail markets, also leveraging on the expected development of the combined offer of gas and electricity to residential customers ("dual offer").

At the same time, Eni expects to preserve its selling margins by means of reducing the cost to serve leveraging on technological innovation, streamlining front-end and back-end processes and achieving economies of scale and synergies, particularly those driving from the dual offer in terms of process integration for acquiring, retaining and managing customers.

(ii) European Markets

In the future, Eni intends to strengthen its leadership in the European gas markets, targeting to increase both volumes and market shares. A review of Eni’s presence in key European markets and volume targets for 2011 is presented below.

France. Eni sells natural gas to industrial clients and resellers and plans to increase its market share mainly in the segments of small businesses and retail, leveraging on the liberalization of the market that has started from July 1, 2007.

Specifically, the retail segment presents attractive grow opportunities with 11.5 million of customers and consumption equaling 60% of total national consumption. Eni expects to ramp-up sales on the French market to achieve approximately 5 BCM of sales by 2011. This target represents an annual average growth rate of 33%. Eni expects its market share to reach 9% from the current 3%.

Eni’s development plans on the French market will leverage on the expansion of direct sales and on the partnership with the affiliated entity Altergaz, of which Eni acquired a 27.8% stake in 2007 exercising joint control with the other partners. Altergaz markets gas to small businesses and the retail segments supplying 3,500 clients, with revenues of approximately euro 60 million. Eni will support Altergaz’s development in the target segments through a 10-year supply contract of 1.3 BCM/y and will pursue synergies with its own commercial structure.

Germany. Eni is present on the German natural gas market through its affiliate GVS (Gasversorgung Süddeutschland GmbH - Eni 50%) which sold approximately 4.94 BCM in 2007 (2.47 BCM being Eni’s share). Eni boasts also a direct marketing structure.

In the medium term, Eni plans to increase significantly its sales to the business segment, leveraging on the pursuit of opportunities arising from the ongoing liberalization process. The planned target is to sell 6.9 BCM in 2011, equal to a 6% market share with an annual growth rate of 8.4%.

Iberian Peninsula
Portugal. Eni operates on the Portuguese market through its affiliate Galp Energia (Eni’s interest 33.34%), which sold approximately 5.94 BCM in 2007 (1.98 BCM being Eni’s share). In the medium term, sales are expected to remain stable.

Spain. Eni operates in the Spanish gas market through Unión Fenosa Gas (Eni’s interest 50%) which mainly supplies natural gas to final customers and power generation utilities. Eni boasts also a direct marketing structure. In 2007, gas sales of Unión Fenosa Gas amounted to 3.64 BCM (1.82 BCM Eni’s share). Unión Fenosa Gas operates in the LNG business through an 80% interest in the Damietta liquefaction plant, on the Egyptian coast (see below), and a 7.36% interest in a liquefaction plant in Oman. In addition, it holds interests in the Sagunto (Valencia) and El Ferrol (Galicia) re-gasification plants, with 42.5% and 18.9% interest, respectively.

Eni plans to increase sales volumes in the Iberian Peninsula from the current 6.91 BCM level to approximately 8.9 BCM by 2011, with an annual average growth rate of 7%. Sale increases will be driven by an expected expansion of Unión Fenosa Gas and the development of direct sales, mainly to the Spanish power generation segment supplied by means of LNG.

UK/Northern Europe. Eni through its subsidiary North Sea Gas & Power (Eni UK Ltd) markets equity gas produced at Eni’s fields in the North Sea and operates in the main continental natural gas hubs (NBP, Zeebrugge, TTF). Eni plans to grow volumes sold on the markets of the UK/Northern Europe from the current 3.2 BCM level to approximately 6.9 BCM by 2011, with a 21% average annual growth rate.

Turkey. Eni and Gazprom jointly market natural gas to the Turkish company Botas under a long-term supply contract. Volumes of natural gas are supplied via the Blue Stream transport system (see below) that links the Russian coast (Dzhubga) to the Turkish coast (Samsun) crossing the Black Sea. In 2007, Eni’s share of sales amounted to 4.62 BCM. Leveraging on the expected demand growth, Eni plans to increase sales up to 6.4 BCM by 2011, equal to a 9% growth rate.

(iii) The United States

Eni’s plans to expand its natural gas sales in the U.S. are described under the "LNG business" below.

Infrastructures

Eni operates a large European network of integrated infrastructures for transporting natural gas, linking key consumption basins with the main producing areas (North Africa, Russia and the North Sea).

In Italy, Eni operates almost all the national transport network and a significant portion of local distribution networks for the delivery of natural gas to residential and commercial users. Availability of re-gasification capacity in Italy and the Iberian Peninsula and storage sites ensure a high level of operating flexibility. These assets represent a significant competitive advantage. In order to increase the diversification and reliability of supplies and to cope with expected European demand growth, Eni is implementing plans for upgrading the transport capacity of its import pipelines from Russia, Algeria, North Europe and Libya, and expanding and modernizing its national transport and distribution networks. This plan envisages capital expenditures of approximately euro 5.6 billion to be deployed in the next four-year period. Particularly, the Company plans to increase the transport capacity of its international pipeline by 10 BCM, coming on stream in 2008, and further 6 BCM coming on stream in 2009 relating to ongoing upgrading projects.

International Transport Activities

In order to import natural gas to Italy, Eni owns capacity entitlements in a network of international high pressure pipelines extending for a total of over 4,300 kilometers enabling the Company to import natural gas produced in Russia, Algeria, the North Sea and Libya to Italy. A description of the main pipelines is provided below.

•	The TAG pipeline imports natural gas from Russia. This is a 1,140-kilometer long pipe made up of three lines, each about 380-kilometer long, with a transport capacity of 37 BCM/y, and three compression stations. Russian natural gas is transported from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry in the Italian natural gas transport system. This facility is undergoing an upgrade project designed to increase the transport capacity by 6.5 BCM/y from the current level of 37 BCM/y. A first portion of 3.2 BCM/y is expected to be operating from October 2008. The second portion is expected to start operating late in 2009. The whole new capacity has been or is expected to be awarded to third parties.
•	The TTPC pipeline imports natural gas from Algeria. This is a 742-kilometer long pipe made up of two lines each 371-kilometer long with a transport capacity of 27 BCM/y and three compression stations. Natural gas from Algeria is transported across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline. The transport capacity of this facility is expected to be increased by 6.5 BCM/y from the current level of 27 BCM/y. A first portion of 3.2 BCM/y has come on line late in April 2008, while the second portion is expected to start operations by October 2008. The whole new capacity has been awarded to third parties. The capacity of the TMPC downstream pipeline is already adequately dimensioned. TMPC crosses underwater the Sicily channel.
•	The TMPC pipeline importing natural gas from Algeria is 775-kilometer long, is made up of five lines each 155-kilometer long with a transport capacity of 33.5 BCM/y. It crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system.
•	The TENP pipeline importing natural gas from the Netherlands is 1,000-kilometer long (two 500-kilometer long lines) with transport capacity of 15.5 BCM/y and four compression stations. This facility transports natural gas from the Netherlands through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border. Eni plans to expand the transport capacity of this pipeline by 2 BCM coming on stream late in 2009. A further capacity expansion is being assessed.
•	The Transitgas pipeline importing natural gas from the Netherlands and Norway is 291-kilometer long, with one compression station, transports natural gas from the Netherlands and from Norway crossing Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transport capacity of 20 BCM/y. A new 55-kilometer long line from Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach was built for the transport of Norwegian gas. Eni is assessing an upgrade of the capacity of this pipeline of 2 BCM. The final investment decision is subject to the approval of the relevant authorities.
•	The GreenStream pipeline imports natural gas from Libya. This is a 520-kilometer long pipe on a single line. This facility has transport capacity of 8 BCM/y and crosses underwater the Mediterranean Sea from Mellitah to Gela in Sicily, the entry point into the Italian natural gas transport system. The pipeline started operations in October 2004 and transports gas volumes produced by the Libyan fields of Wafa and Bahr Essalam operated by Eni with a 50% interest. Eni plans to upgrade the transport capacity of this pipeline from the current level of 8 BCM to 11 BCM/y with full capacity available from 2012.

Eni holds a 50% interest in the Blue Stream underwater pipeline linking the Russian coast to the Turkish coast of the Black Sea. Through this pipeline, Eni transports gas volumes purchased in Russia to be sold on the Turkish market. This pipeline is 774-kilometer long on two lines and has transport capacity of 16 BCM/y.

Agreement with Gazprom: South Stream project

On June 23, 2007, as part of the strategic alliance with Gazprom, Eni signed a Memorandum of Understanding for building the South Stream pipeline system that will transport volumes of Russian gas to European markets across the Black Sea. The agreement provides for a technical and economic feasibility study of the project, also including political and regulatory evaluations and considerations, and sets the guidelines for the cooperation between both companies for planning, funding, building and running the pipeline. The transport capacity of South Stream will be defined through feasibility studies on the basis of market analyses that will be carried out in the countries involved as well as in end markets. An evaluation by Saipem indicates that expenditures required by this project are comparable to those required for the construction of a full LNG chain. The South Stream pipeline is expected to be composed of two sections: (i) an offshore section crossing the Black Sea from the Russian coast at Beregovaya (where also the Blue Stream pipeline originates) to Varna on the Bulgarian coast for a total of 900 kilometers at maximum depths of 2,000 meters; and (ii) an onshore section crossing Bulgaria, with two alternatives: one directed to North-West crossing Serbia and Hungary linking with the gaslines from Russia and the other directed to South-West through Greece and Albania linking directly to the Italian network. This initiative will support Eni in extracting further value from the gas properties that Eni bought in Russia upon a bid for assets of bankrupt Russian company Yukos. See "Exploration & Production – Russia".

Italian Transport Activity

Eni, through Snam Rete Gas, a company listed on the Italian Stock Exchange, in which Eni holds a 50.04% interest, owns the major part of the Italian natural gas transport network as well as the only re-gasification terminal currently operating in Italy.

Under Legislative Decree No. 164/2000 that regulates the Italian natural gas market, transport activities are supervised by the Authority for Electricity and Gas which sets methods for calculating tariffs and transport return on capital employed.

Eni’s network extends for 31,081 kilometers and comprises:

(i)	a system of trunk-lines that extends for approximately 8,548 kilometers and is made up of high pressure large diameter pipes which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with regional transport networks. This network also includes certain interregional lines reaching important markets; and
(ii)	a system of regional transport networks extending over 22,533 kilometers, made up of smaller pipes which transport volumes of natural gas to large industrial complexes, power stations and local distribution companies in the various local areas served.

In 2007, Eni’s national transport network increased by 192 kilometers due to certain upgrades to both national backbones (69 kilometers) and the regional network (123 kilometers).

The major pipelines interconnected with import trunklines that are part of Eni’s national network are:

•	for natural gas imported from Algeria:
-	two lines with a 48/42-inch diameter, each approximately 1,500-kilometer long, including the smaller pipes that cross underwater the Messina Strait, connect Mazara del Vallo on the Southern coast of Sicily where they link with the TMPC pipeline carrying Algerian gas, to Minerbio (near Bologna). This pipeline is undergoing an upgrade with the laying of a third line with a 48 inch diameter 403-kilometer long (of these 309 are already operating). Available transport capacity at the Mazara del Vallo entry point is approximately 91 mmCM/d;
•	for natural gas imported from Libya:
-	a 36-inch line, 67-kilometer long linking Gela, the entry point of the GreenStream underwater pipeline into the national network near Enna along the backbone that transports gas coming from Algeria. Transport capacity at the Gela entry point is approximately 30 mmCM/d;
•	for natural gas imported from Russia:
-	two lines with 42/36/34-inch diameters extends for a total length of approximately 900 kilometers and are connected to the TAG pipeline from Russia at Tarvisio. This facility cross the Po Valley reaching Sergnano (near Cremona) and Minerbio. This pipeline has been upgraded by the laying of a third 264-kilometer long line with diameter from 48 to 56 inches from Tarvisio to Zimella (Verona) and by upgrading the Malborghetto compression station. The pipeline transport capacity at the Tarvisio entry point amounts to approximately 113 mmCM/d plus the transport capacity available at the Gorizia entry point of approximately 5 mmCM/d;
•	for natural gas imported from the Netherlands and Norway:

-	one line, with a 48-inch diameter, 177-kilometer long extends from the Italian border at Passo Gries (Verbania) where it connects with the Transitgas pipeline carrying gas from Norway and the Netherlands, to the node of Mortara, in the Po Valley. The pipeline transport capacity at the Passo Gries entry point is of 64 mmCM/d;
•	for natural gas coming from the Panigaglia LNG terminal:
-	one line, with a 30-inch diameter, 170-kilometer long, which links the Panigaglia terminal to the national transport network near Parma. The pipeline transport capacity at the Panigaglia entry point is of 13 mmCM/d.

Eni’s transport system is complemented by: (i) 10 compressor stations with a total power of 758 MW; (ii) 5 marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo, Messina and Gela in Sicily and Favazzina and Palmi in Calabria for the GreenStream pipeline; and (iii) a control room of the dispatching system located in San Donato Milanese, which oversees and monitors the whole network in cooperation with peripheral units.

Snam Rete Gas is currently assessing the construction of the Italian section of the new Galsi pipeline connecting Algeria to Italy through Sardinia with an 8 BCM/y capacity.

The Italian section of this new infrastructure will be made up of an onshore section crossing Sardinia and an offshore section reaching Tuscany where it will link with the national network for a total length of 600 kilometers. Galsi will be responsible for project engineering and obtaining needed licenses and authorizations, while Snam Rete Gas will build the pipeline and manage it when operational.

For the next four years Snam Rete Gas approved a capital expenditure plan of approximately euro 4.3 billion aimed mainly at the upgrade of its transport network in view of the expected increase in import capacity.

In 2007, volumes of natural gas input in the national grid (83.28 BCM) decreased by 4.71 BCM from 2006, down 5.4%, mainly due to lower volumes of natural gas input to storage for the rebuilding of stocks. Eni transported 30.89 BCM of natural gas on behalf of third parties in Italy in line with 2006.

In 2007, the LNG terminal in Panigaglia (La Spezia) regasified 2.38 BCM of natural gas (3.13 BCM in 2006), discharging 73 tanker ships (96 in 2006).

Gas volumes transported (a)	2005	2006	2007

(BCM)
Eni	54.88	57.09	52.39
On behalf of third parties	30.22	30.90	30.89
Enel	9.90	9.67	9.36
Edison Gas	7.78	8.80	7.16
Others	12.54	12.43	14.37
Total	85.10	87.99	83.28

(a)	Includes amounts destined to domestic storage.

Distribution Activity

Distribution involves the delivery of natural gas to residential and commercial customers in urban centers through low pressure networks. Eni, through its 100% subsidiary Italgas and other subsidiaries, operates in the distribution activity in Italy serving 1,318 municipalities through a low pressure network consisting of approximately 49,000 kilometers of pipelines supplying 5.6 million customers and distributing 7.3 BCM in 2007.

Under Legislative Decree No. 164/2000 that regulates the Italian natural gas market, distribution activities are supervised by the Authority for Electricity and Gas which sets methods for calculating distribution tariffs and return on capital employed. Distribution activities are conducted under concession agreements whereby local public administrations award the service of gas distribution to companies. According to Legislative Decree No. 164/2000, the award of the service will have to take place by competitive bids from the end of a transition period and however, no later than December 31, 2012. Future concessions will last no more than twelve years.

Eni intends to develop its served market and improve efficiency and quality of services rendered. For the next four years Eni defined a capital expenditure plan of approximately euro 1 billion for the development/upgrade of its distribution networks and their technological upgrade.

The target is to serve 6 million clients and increase distributed volumes to 8.3 BCM by 2011.

The LNG Business

Eni intends to speed up the development of its LNG business on a global scale, aiming at building or acquiring assets in the LNG value chain in order to seize the opportunities arising from the increasing role of LNG in satisfying energy requirements. Expansion in LNG will enable Eni to fully monetize its large equity reserves.

By 2011 Eni plans to sell 14.5 BCM of LNG (including E&P sales) with an annual growth rate of 5.4% over the next four years.

Eni’s main assets in the LNG business are described below.

Italy. Eni operates the only re-gasification terminal operating in Italy at Panigaglia (Liguria). At full capacity, this terminal can input 3.5 BCM/y into the Italian transport network. In 2007, a total of 2.38 BCM of natural gas were input in the national network, of these 47% were re-gassified on behalf on Eni. Eni plans to increase the capacity of the Panigaglia plant by 4.5 BCM, expected to come on line by 2014. Estimated capital expenditures amount to euro 359 million.

Egypt. Eni, through its interest in Unión Fenosa Gas, has an indirect interest in the Damietta liquefaction plant that produces approximately 5 mmtonnes/y of LNG equal to a feedstock of 7.6 BCM/y of natural gas. The partners of the project (including Eni’s Exploration & Production segment) agreed on terms for doubling the plant capacity. The project is expected to be sanctioned by relevant Egyptian authorities in the first half of 2008. In order to market its share of LNG, Eni intends also to build two gas tanker ships with a capacity of 155 KCM each.

Spain. Eni through Unión Fenosa Gas holds a 21.25% interest in the Sagunto re-gasification plant, near Valencia, with a capacity of 6.7 BCM/y. At present, Eni’s capacity entitlements amount to 1.6 BCM/y of gas. A capacity upgrading plan has been sanctioned targeting a 0.8 BCM/y capacity increase by 2009. Eni through Unión Fenosa Gas also holds a 9.5% interest in the El Ferrol re-gasification plant, located in Galicia, which started operations in November 2007. This facility has treatment capacity of approximately 3.6 BCM/y, 0.4 BCM/y being Eni’s capacity entitlements.

USA. Eni is implementing plans to expand its presence in the strategic U.S. market where Eni holds a 40% capacity entitlement in the Cameron re-gasification terminal under construction on the coast of Louisiana. This facility is expected to have an initial capacity of 15.5 BCM/y, 6 BCM being Eni’s entitlement. Eni is entering into a number of agreements to ensure its share of supplies to the plant, particularly: (i) in February 2007, an agreement was signed with Nigeria LNG Ltd, which operates the Bonny LNG plant in Nigeria, to purchase, over a twenty-year period, 1.375 mmtonnes/y of LNG, equivalent to 2 BCM/y of gas, deriving from the upgrade of the Bonny liquefaction plant (Train 7) expected for 2012; and (ii) negotiations are also progressing with Brass LNG Ltd for the purchase of 1.67 mmtonnes/y of LNG capacity approximately equivalent to 2.3 BCM/y of gas.

In December 2007, Eni purchased a share of 5.6 BCM/y capacity of the Pascagoula re-gasification plant under construction in Mississippi. This deal is related to the Angola LNG project in partnership with Sonangol (See Development initiatives in the Exploration & Production segment) which envisages construction of an LNG plant designed to produce 5.2 mmtonnes/y to be fed with natural gas produced in Angola. The LNG will be marketed in the Unites States at the Pascagoula site. Under the agreement, Eni will also have the right to have its equity gas in Angola liquefied, shipped and regasified at Pascagoula by Angola LNG for a quantity equivalent to 0.94 BCM/y.

Electricity Generation

Eni conducts its power generation activities at its sites of Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara. In 2007, electricity production sold was 25.49 TWh, up 0.67 TWh or 2.7% as compared to 2006 mainly due to the ramp-up of the Brindisi plant. Total installed capacity was 4.9 GW at December 31, 2007.

By 2010 Eni intends to complete its plan for expanding power generation capacity, targeting an installed capacity of 5.5 GW. At full capacity, production is expected to amount to approximately 31 TWh. Supplies of natural gas are expected to amount to approximately 6 BCM/y from Eni’s diversified supply portfolio. Residual expected capital expenditure amount to euro 0.5 billion in addition to the euro 2.2 billion already invested until 2007.

High efficiency, low environmental impact and reduced expenditure and construction times are the main features of these plants, which show interesting profitability prospects due to the expected increase in demand for electricity and the ability to operate in co-generation (combined electricity and steam generation). The co-generation technology has been acknowledged by the Authority for Electricity and Gas as a production technology that entails priority on the national dispatching network and the exemption from the purchase of "green certificates". Article 11 of Legislative Decree No. 79/1999 concerning the opening up of the Italian electricity market obliges importers and producers of electricity from non renewable sources to input into the national electricity system a share of electricity produced from renewable sources set at 2% of electricity imported or produced from non renewable sources exceeding 100 GW. Calculations are made on total amounts net of co-generation and own consumption. This obligation can be met also by purchasing volumes or rights from other producers employing renewable sources (the so-called green certificates) to cover all or part of such 2% share. Legislative Decree No. 387/2003 established that from 2004 to 2006 the minimum amount of electricity from renewable sources to be input in the grid in the following year be increased by 0.35% per year. The Minister of Productive Activities, with decrees issued in consent with the Minister of the Environment, will define further increases for the 2007-2009 and 2010-2012 periods.

The development plan is underway at Ferrara (Eni’s interest 51%), where in partnership with EGL Luxembourg (a company belonging to Swiss group EGL), construction of two new 390 MW combined cycle units is underway.

Eni has also planned the installation of a new 240 MW combined cycle unit at the Taranto site (current capacity 75 MW).

New installed generation capacity uses the combined cycle gas fired technology (CCGT), ensuring a high level of efficiency and low environmental impact.

Power Generation	2005	2006	2007

Purchases
Natural gas	(mmCM)	4,384	4,775	4,860
Other fuels	(ktoe)	659	616	720
- including cracking steam		96	136	137
Sales
Electricity production sold	(TWh)	22.77	24.82	25.49
Steam	(ktonnes)	10,660	10,287	10,849

Eni’s operated power stations are described below.

Ferrera Erbognone. This power station has an installed capacity of approximately 1,030 MW articulated on three combined cycle units, two of them with an approximately 390 MW capacity are fired with natural gas, the third one with approximately 250 MW capacity is fired in part with natural gas and complemented with refinery gas obtained from the gasification of a heavy residue form crude processing at the nearby Eni-operated Sannazzaro refinery.

Ravenna. Two new combined cycle 390 MW units started operations in 2004. Added to the existing 190 MW, the power station’s installed capacity reached approximately 970 MW.

Brindisi. This power station has been upgraded by installing three new combined cycle units, each with capacity of 390 MW, bringing overall capacity at approximately 1,320 MW.

Mantova. This power station has been upgraded by installing two new combined cycle units, each with capacity of 390 MW, bringing overall capacity at approximately 840 MW. This power station also provides steam for heating purposes delivered to the Mantova’s urban network through a heat exchanger.

Capital Expenditures

See "Item 5 – Liquidity and Capital Resources – Capital Expenditures by Segment".

Refining & Marketing

Eni’s Refining & Marketing segment involves refining of crude oil and marketing of refined products in Italy and in a number of European markets. Based on public data, Eni is the main operator in the markets for refining and marketing of refined products in Italy. Eni’s refining and marketing operations are efficiently integrated and supported by a full set of logistic assets. Refining know-how, strong market acceptance of the Agip brand, the ability to develop innovative fuels, and the integration with upstream operations represent Eni’s principal competitive advantages. Eni’s key medium term target is to enhance the profitability of its downstream oil business.

The strategic guidelines to attain this target are:

•	to upgrade Eni’s refining system;
•	to improve profitability and qualitative standards of the Italian retail network;
•	to selectively develop the retail business outside Italy; and
•	to pursue higher levels of operational efficiency.

In the next four years the implementation of these strategies is expected to be supported by a capital expenditure program of approximately euro 4 billion mainly targeting refinery upgrading, particularly by increasing conversion capacity, flexibility and efficiency of the Company’s plants. Significant expenditures are expected to be deployed to enhance Eni’s retail operations in Italy and to increase the market share in selected European markets.

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

Supply and Trading

In 2007, a total of 59.56 mmtonnes of crude were purchased by the Company’s Refining & Marketing segment (65.70 mmtonnes in 2006), of which 31.57 mmtonnes from Eni’s Exploration & Production segment. Volumes amounting to 16.65 mmtonnes were purchased under long-term supply contracts with producing countries, while 11.34 mmtonnes were purchased on the spot market. Approximately 24% of crude purchased in 2007 came from West Africa, 22% from countries of the former Soviet Union, 18% from North Africa, 15% from the Middle East, 12% from the North Sea and 7% from Italy.

Approximately 25.82 mmtonnes of crude purchased in 2007 were resold, down 15.8% from 2006. In addition, 3.59 mmtonnes of intermediate products were purchased (3.18 mmtonnes in 2006) to be used as feedstock in conversion plants and 16.14 mmtonnes of refined products (16 mmtonnes in 2006) were purchased to complement production availability.

Refining

Eni’s refining system has total refinery capacity (balanced with conversion capacity) of approximately 38.1 mmtonnes (equal to 748 KBBL/d) and a conversion index of 56%. Eni’s five 100 percent owned refineries have balanced capacity of 27.2 mmtonnes (equal to 544 KBBL/d), with a 58.6% conversion rate. In 2007, refinery throughputs in Italy and outside Italy were 37.15 mmtonnes.

In the next four years, Eni plans to increase the profitability of its refining operations by investing euro 2.4 billion in plant upgrading and enhancement.

Eni’s investment plans are designed to take advantage of certain expected market trends in the refining industry:

(i)	a significant reduction in European demand for gasoline is expected in the medium term, while consumption of diesel fuel is expected to grow driven by the continuing renewal of the car fleet;
(ii)	a slowdown in the demand for gasoline on the U.S. market is expected, reflecting the diffusion of more energy efficient car models and the increasingly widespread use of bio-fuels;
(iii)	demand for middle distillates is expected to increase from current levels reflecting, in addition to the above mentioned higher needs of diesel fuels for automotive uses, increased demand form the airlines sector and for petrochemical feedstock;
(iv)	implementation of increasingly tight environmental regulations in Europe will require significant capital expenditures for refinery upgrading;
(v)	demand for fuel oil is expected to decrease due to increasingly strong competition from natural gas in firing power plants; and
(vi)	opportunities will arise to monetize heavy crudes and non conventional resources by applying advanced refinery technologies.

Eni’s refinery capital projects will be designed to: (i) increase plant conversion capacity in view of boosting middle distillate yields and extracting value from equity crude, the availability of which is expected to increase in the Mediterranean basin over the medium term; (ii) improve refinery flexibility in order to optimize processed feedstock and capture market opportunities arising from an expected increased availability of heavy/sour crudes that are typically discounted in the marketplace; (iii) produce fuels in line with product specifications provided for increasingly tight European environmental standards; and (iv) enhance operational efficiency of refineries. By 2011, Eni targets to achieve a conversion index of 60% (65% in Italy) and a volume of refinery throughputs on own account of 37 mmtonnes (the comparable volume in 2007 was 35 mmtonnes that excludes volumes processed at refineries where the Company has no interest). Middle distillate yields are expected to come in at 43% in 2011 from 41% in 2007 and equity crude volumes processed to increase from 30% to 35% relative to all processed feedstock.

The table below sets forth certain statistics regarding Eni’s refineries at December 31, 2007.

Refining system in 2007

	Ownership share (%)	Distillation capacity (total) (KBBL/d)	Distillation capacity (Eni’s share) (KBBL/d)	Primary balanced refining capacity (Eni’s share) (KBBL/d)	Conversion index (%)	Fluid catalytic cracking - FCC (KBBL/d)	Residue conversion (KBBL/d)	Go-Finer (KBBL/d)	Mild Hydro- cracking/ Hydro- cracking (KBBL/d)	Visbreaking/ Thermal Cracking (KBBL/d)	Coking (KBBL/d)	Distillation capacity utilization rate (Eni’s share) (%)		Balanced refining capacity utilization rate (Eni’s share) (%)

Wholly owned refineries		678	678	544	58.6	69	22	36	29	89	46	82		102
Italy
Sannazzaro	100	223	223	170	46.6	34			29	29		73		95
Gela	100	129	129	100	143.5	35		36			46	82		106
Taranto	100	118	118	110	64.3		22			38		97		104
Livorno	100	106	106	84	11.4							88		110
Porto Marghera	100	102	102	80	20					22		79		100
Partially owned refineries (1)		917	232	204	48.3	172	25		56	27		77		88
Italy
Milazzo	50	248	124	80	72.3	41	25		32			68		106
Germany
Ingolstadt/Vohburg/ Neustadt (Bayernoil)	20	258	54	52	32.6	58						90		95
Schwedt	8.33	231	19	19	41.8	49				27		91		92
Czech Republic
Kralupy e Litvinov (Ceska Rafinerska)	32.4	180	35	53	29.6	24			24			80	(2)	80	(2)
Total refineries		1,595	910	748	56	241	47	36	85	116	46	81		101

(1)	Capacity of conversion plant is 100%.
(2)	The utilization rates consider, all over the year 2007, the Eni’s share in Ceska Rafinerska as at year end (it became 32.4% in September 2007).

Italy

Eni’s refining system in Italy is composed of five 100 percent owned refineries and a 50% interest in the Milazzo refinery in Sicily. Each of Eni’s refineries in Italy has operating and strategic features that aim at maximizing the value associated to the asset structure, the geographic positioning with respect to end markets and the integration with Eni’s other activities.

The Sannazzaro refinery has balanced capacity of 170 KBBL/d and a conversion index of 46.6%. Management regards it as one of Eni’s most profitable refining assets. Located in the Po Valley, it supplies mainly markets in North-Western Italy and Switzerland. This refinery processes a wide range of feedstock, such as Caspian Pipeline Consortium Blend crude oil from the Caspian Sea and the Bonga crude from Nigeria. From a logistical standpoint, this refinery is located along the route of the Central Europe Pipeline, which links the Genoa terminal with French speaking Switzerland. This refinery contains two primary distillation plants and relevant facilities, including three desulphurization units. Conversion is obtained through a fluid catalytic cracker (FCC4), a hydro-cracker (HDCK) middle distillate conversion unit and a visbreaking thermal conversion unit with a gasification facility using the heavy residue from visbreaking (tar) to produce syngas to feed the nearby EniPower electricity production plant at Ferrera Erbognone. A significant conversion capacity and flexibility upgrading program is ongoing in order to further enhance this facility. Specifically, a high pressure hydrocracking unit with a processing capacity of 28 KBBL/d is under construction with expected start-up in 2009. In addition, Eni plans to develop a conversion plant employing the Eni Slurry Technology with a 20 KBBL/d capacity for the processing of extra heavy crude and tar sands producing high quality middle distillates and reducing the yield of fuel oil to zero. Start-up of this facility is scheduled in 2012.

The Taranto refinery has balanced refinery capacity of 110 KBBL/d and a conversion index of 64.3%. This refinery can process a wide range of crude and other feedstock. It mainly produces fuels for automotive use and residential heating purposes for the Southern Italian markets. Besides its primary distillation plants and relevant facilities, including two units for the desulphurization of middle distillates, this refinery includes a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant for the conversion of high sulphur content residues into valuable products and catalytic cracking feedstock. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2007 a total of 2.5 mmtonnes of this oil were processed).

Eni plans to upgrade the conversion capacity of this refinery by building plants that will enable to extract value from fuel oil and other semi-finished products currently exported.

(4)	This definition applies to the term margin whenever used in Item 5.

Gela, with a balanced refinery capacity of 100 KBBL/d and a conversion index of 143.5%, this refinery located on the southern coast of Sicily is highly integrated with upstream operations as it processes heavy crude produced from nearby Eni fields offshore and onshore Sicily. In addition, it is integrated downstream as it supplies large volumes of petrochemical feedstock to Eni’s in site petrochemical plants. The refinery also manufactures fuels for automotive use and residential heating purposes.

Its high conversion level is ensured by an FCC unit with go-finer for the upgrading of feedstock and two coking plants for the vacuum conversion of heavy residues. The power plant of this refinery also contains modern residue and exhaust fume treatment plants which allow full compliance with the tightest environmental standards.

An upgrade of the Gela refinery will be implemented by means of an upgrade of the power plant, the building of a new gas fired generation plant and other facilities to increase profitability by exploiting the synergies deriving from the production of feedstock for electricity generation and sale of increasing volumes of electricity on the market.

Livorno, with a balanced refinery capacity of 84 KBBL/d and a conversion index of 11.4%, manufactures mainly gasoline, fuel oil for bunkering, specialty products and lubricant bases. Besides its primary distillation plants, this refinery contains two lubricant manufacturing lines. Its pipeline links with the local harbor and with the Florence storage sites by means of two pipelines optimizing intake, handling and distribution of products.

Porto Marghera, with a balanced refinery capacity of 80 KBBL/d and a conversion index of 20%, this refinery supplies mainly markets in North-Eastern Italy and Austria. Besides its primary distillation plants, this refinery contains a two-stage thermal conversion plants (visbreaking/thermal cracking) designed to produce yields of valuable products.

Rest of Europe

In Germany Eni holds 8.3% interest in the Schwedt refinery and a 20% interest in Bayernoil, an integrated pole that includes the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70 KBBL/d mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.

The partners of these refineries plans to restructure the whole complex, by building a new hydrocracker with a capacity of approximately 2 mmtonnes/y (40 KBBL/d), revamping other assets (in particular a reformer and a hydrofiner) and shutting-down a topping unit. This project is expected to be completed in 2009 and aims at increasing middle distillate yields and reducing the production of gasoline. In 2007, Eni purchased a further 16.11% stake in Ceska Rafinerska, increasing its overall stake to 32.4%. The Ceska Rafinerska includes two refineries, Kralupy and Litvinov, in the Czech Republic. Eni’s share of refining capacity amounts to 53 KBBL/d.

The table below sets forth Eni’s petroleum products availability figures for the periods indicated.

Availability of refined products	2005	2006	2007

(mmtonnes)
Italy
Refinery throughputs
At wholly-owned refineries	27.34	27.17	27.79
Less input on account of third parties	(1.70)	(1.53)	(1.76)
At affiliates refineries	8.58	7.71	6.42
Refinery throughputs on own account	34.22	33.35	32.45
Consumption and losses	(1.87)	(1.45)	(1.63)
Products available for sale	32.35	31.90	30.82
Purchases of refined products and change in inventories	4.85	4.45	2.16
Products transferred to operations outside Italy	(5.41)	(4.82)	(3.80)
Consumption for power generation	(1.09)	(1.10)	(1.13)
Sales of products	30.70	30.43	28.05
Outside Italy
Refinery throughputs on own account	4.57	4.69	4.70
Consumption and losses	(0.24)	(0.32)	(0.31)
Products available for sale	4.33	4.37	4.39
Purchases of refined products and change in inventories	11.19	11.51	13.91
Products transferred from Italian operations	5.41	4.82	3.80
Sales of products	20.93	20.70	22.10
Refinery throughputs on own account	38.79	38.04	37.15
Total equity crude input	12.53	13.66	11.22
Total sales of refined products	51.63	51.13	50.15

In 2007, refining throughputs on own account in Italy and outside Italy were 37.15 mmtonnes, down 0.89 mmtonnes from 2006, or 2.3%, owing to the expiry of a processing contract at the Priolo refinery. Excluding this effect, refinery throughputs in Italy increased by 1.5% due to the better performance of Livorno and Gela refineries because of lower planned and unplanned downtime.

Total throughputs on wholly-owned refineries in 2007 (27.79 mmtonnes) increased 0.62 mmtonnes from 2006, up 2.3%.

Approximately 30.2% of volumes of processed crude in 2007 was supplied by Eni’s Exploration & Production segment (35.9% in 2006), representing a decrease of over 5% from 2006. Lower equity volumes of some 2.44 mmtonnes related to a reduction of supplies of the Libyan Bu-Attifel crude processed at the Priolo refinery due to the above mentioned process contract expiry.

Logistics

Eni is the leader in storage and transport of petroleum products in Italy with its logistical integrated infrastructures consisting of 12 operated storage sites and a network of petroleum product pipelines.

Eni holds interests in five joint entities established by partnering the major Italian operators. These are located in Vado Ligure-Genoa (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) and aim at reducing logistic costs and increasing efficiency.

Eni operates in the transport of oil and refined products: (i) on land through a pipeline network of leased and owned pipelines extending over 2,130 kilometers (1,315 kilometers are wholly owned by Eni); and (ii) by sea through spot and long-term lease contracts of tanker ships.

Secondary distribution to retail and wholesale markets is executed almost exclusively through the management of third parties who also owns their means of transportation.

In the medium term Eni plans to enhance the efficiency of its logistic operations by: (i) implementing an integrated logistic model ("hub" model) designed to centralize handling of products flows on a single platform enabling real time monitoring; and (ii) introducing more efficient operating modes in the collection and delivery of orders with the aim of reducing unit delivery costs.

Marketing

Eni markets a wide range of refined petroleum products, primarily in Italy, through an extensive operated network of service stations, franchises and other distribution systems.

The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Oil products sales in Italy and outside Italy	2005	2006	2007

(mmtonnes)
Italy
Retail marketing	10.05	8.66	8.62
Wholesale marketing	12.11	11.74	11.09
	22.16	20.40	19.71
Petrochemicals	3.07	2.61	1.93
Other sales	5.47	7.42	6.41
Total	30.70	30.43	28.05
Outside Italy
Retail marketing	3.67	3.82	4.03
Wholesale marketing	4.50	4.60	4.96
	8.17	8.42	8.99
Other sales	12.76	12.28	13.11
Total	20.93	20.70	22.10
	51.63	51.13	50.15

In 2007, sales volumes of refined products (50.15 mmtonnes) decreased by 0.98 mmtonnes from 2006, or 1.9%, mainly due to lower volumes sold to oil companies and traders in Italy, lower volumes supplied to the petrochemical sector due to the expiry of a processing contract at the Priolo refinery and a decline in wholesale sales in Italy. These declines were partly offset by higher retail and wholesale sales on markets in the rest of Europe (up 0.41 mmtonnes, or 5.1%).

Retail Sales in Italy

Eni markets refined products in Italy trough its Agip-branded network of operated service stations.

In 2007, volumes of refined products marketed on the Italian network (8.62 mmtonnes) were down 39 ktonnes from 2006, or 0.5%, mainly due to a decline in domestic consumption. This decline mainly regarded gasoline volumes, while gasoil sales increased following the same pattern as national consumption trends. Market share decreased slightly from 29.3% to 29.2%; market share is computed as ratio of Eni’s sales volumes to national consumption as published in national statistics.

The average throughput per service station measured on gasoline and gasoil sales was 2,444 kliters, down 0.8% from 2006.

At December 31, 2007, Eni’s retail network in Italy consisted of 4,390 service stations, 34 more than at December 31, 2006, resulting from the start of 26 new service stations and a positive balance between acquisitions/releases of leased outlets concessions (up 23 units), in addition to 13 service stations that were acquired upon rental from third parties. In 2007, 23 low throughput service stations were shut down or divested and 5 highway concessions expired.

Retail volumes of BluDiesel – a high performance and low environmental impact gasoil – amounted to approximately 735 ktonnes (850 mmliters in 2007), up 1.2% from 2006 and represented 14% of gasoil sales on the Eni’s retail network. At year-end, virtually all Agip branded service stations marketed BluDiesel (about 4,094 equal to 93%).

Retail volumes of BluSuper – a high performance and low environmental impact gasoline, on sale since 2004 – amounted to approximately 98 ktonnes (114 mmliters), in line with 2006 and covered 3% of gasoline volumes sold on the Eni’s retail network. At year-end, service stations marketing BluSuper totaled 2,565 units (2,316 at December 31, 2006) covering to approximately 58% of Eni’s network.

In March 2007, Eni launched its new "You&Agip" promotional program designed to boost customer loyalty to the Agip brand. This three-year long initiative offers prizes to customers in proportion to purchases of fuels and convenience items at Agip’s stores as well as at the ones of certain partners to the program. At every purchase of fuels or convenience items, clients are granted a proportional amount of points that are credited to a fidelity card. Clients are able to decide how to accumulate points and when to spend them. At year end, the number of active cards was approximately 3.9 million. Volumes of fuel marketed under this initiative represented 40.1% of total volumes marketed on Eni’s service stations joining the program, and 39.4% of overall volumes marketed on the Agip network.

Eni plans to strengthen its competitive position in Italy by upgrading its outlets to attain European standards of quality and service. The Company intends to leverage on marketing initiatives designed to retain the various segments of clients, develop the offer of premium products and execute its convenience offer through quality store formats. A strong focus will be devoted to pursue high levels of operating efficiency. In the next four years, Eni plans to invest approximately euro 0.7 billion in the upgrading of its network, targeting to build, acquire and upgrade service stations with planned standards of service and quality. Expenditures will also be directed to comply with applicable environmental standards and regulations.

By 2011, Eni expects to achieve approximately 11.4 billion liters of volumes sold (approximately 11 billion liters in 2007) with a retail network composed of approximately 4,400 service stations, of which 75% of owned sites.

Retail Sales in the Rest of Europe

In recent years, Eni’s strategy focused on selectively growing its market share, particularly by means of acquiring valuable assets in European areas with interesting profitability perspectives. In implementing its growth strategy, Eni has been able to leverage on synergies ensured by the proximity of these markets to Eni’s production and logistic facilities, brand awareness and economies of scale.

Over the last four years, retail volumes of refined products marketed in the rest of Europe have grown more than 33% (equal to a compound average growth rate of 7.5%).

Growth outside Italy will continue to be selective and aimed at strengthening Eni’s competitive position in key markets. Capital expenditures aimed at growing and upgrading Eni’s network are planned at euro 0.4 billion in the next four years.

In 2007, retail volumes of fuels marketed in the rest of Europe totaled 5 billion liters (4.03 mmtonnes), up 5.5% from 2006 reflecting both organic growth and the purchase of 102 service stations in the Czech Republic, Slovakia and Hungary.

At December 31, 2007 Eni’s retail marketing network outside Italy was represented by 2,051 service stations an increase of 113 units from December 31, 2006. The network’s evolution was as follows: (i) 125 service stations were acquired, of which 102 units in the Czech Republic, Slovakia and Hungary; (ii) 10 new outlets were opened; (iii) 25 low throughput service stations were closed in Spain and Austria; and (iv) a positive balance of acquisitions/releases of lease concessions (up 3 units) was recorded, with positive changes in Spain, Hungary and the Czech Republic, and negative ones in Germany and France. Average throughput (2,578 kliters) was up 3.7%.

The key markets of Eni’s presence are: Austria with a 7.8% market share, Hungary with 7.9%, Czech Republic with 7.7%, Switzerland with 5.9%, South-Central Germany with a 4.2%, and South-Western France with 1.1% on national base. These market shares were calculated by Eni based on public data on national consumption and Eni’s sales volumes.

In 2008, management expects to divest its retail and wholesale marketing activities in the Iberian Peninsula following the exercise of a call option on part of Eni’s partner Galp Energia (Eni’s share being 33.34%), in accordance with the agreement signed in December 2005 by the majority shareholders of Galp Energia (in addition to Eni, Amorim Energia and Caixa Geral de Depósitos). The transaction, subject to approval from European antitrust authorities, includes 371 Agip-branded service stations.

Other businesses

Wholesale

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

In 2007, volumes marketed on wholesale markets in Italy, which excludes the Avio and Bunker businesses, were approximately 7.54 mmtonnes down 0.68 mmtonnes from 2006, or 8%, mainly reflecting a decline in domestic consumption of heating oil by the power generation sector, the exceptionally mild weather conditions that negatively influenced the sales of heating products in the first quarter and competitive pressure.

Sales volumes on wholesale markets outside Italy in 2007 were 4.96 mmtonnes, up approximately 360 ktonnes from 2006, or 7.8%, mainly due to the growth in the Czech and Iberian markets.

Eni also markets jet fuel directly at 47 airports, of which 27 in Italy. In 2007, these sales amounted to 2.35 mmtonnes (of which 1.97 mmtonnes in Italy) up approximately 175 ktonnes. Eni is active also in the international market of bunkering, marketing marine fuel in 38 ports, of which 23 in Italy. In 2007, marine fuel sales were 1.72 mmtonnes (1.58 in Italy) decreasing approximately 86 ktonnes as compared to 2006.

Other sales amounted to 21.31 mmtonnes and mainly regarded sales to oil companies and traders (19.39 mmtonnes) and 1.93 mmtonnes supplies to the petrochemical sector.

LPG

In Italy Eni is leader in LPG production, marketing and sale with 539 ktonnes sold for heating and automotive use (under the Agip brand and wholesale) equal to a 17.4% market share. Additional 225 ktonnes of LPG were marketed through other channels mainly to oil companies and traders.

LPG activities in Italy are supported by direct production, availability from 11 bottling plants and a number of owned storage sites in addition to products imported at coastal storage sites located in Livorno, Naples and Ravenna.

Lubricants

Eni operates 8 (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East which manufacture finished and fatty lubricants. With a wide range of products composed of over 650 different blends, Eni has an important know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing).

In Italy Eni is leader in the manufacture and sale of lubricant bases according to public data. Base oils are manufactured primarily at Eni refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero.

In 2007, retail and wholesale sales in Italy amounted to 132 ktonnes with a 24.3% market share. Eni also sold approximately 4 ktonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 90 ktonnes, of these about 50% were registered in Europe (mainly Spain, Germany, and France).

Oxygenates

Eni, through its subsidiary Ecofuel (Eni’s interest 100%), markets over 2 mmtonnes/y of oxygenates mainly ethers (approximately 10% of world demand) and methanol (approximately 1.5% of world demand). About 56% of products are manufactured in Italy at Eni’s plants in Ravenna, Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic), the remaining 44% is bought and resold. In 2007, a test campaign of ETBE from bioethanol was carried out at Eni’s plant in Ravenna. In Venezuela MTBE plants are being converted to the production of isooctane.

Capital Expenditures

See "Item 5 – Liquidity and Capital Resources – Capital Expenditures by Segment".

Petrochemicals

Eni operates in the businesses of olefins and aromatics, basic and intermediate products, polystyrene, elastomers and polyethylene. Its major production sites are located in Italy and Western Europe.

Eni’s strategy in its petrochemical business is to effectively and efficiently manage operations in order to lower the break-even considering the volatility of costs of oil-based feedstock and the commoditized feature of Eni’s main products. In fact, Eni’s profitability in the petrochemical businesses is particularly sensitive to movements in product margins that are mainly affected by changes in oil-based feedstock costs and the speed at which product prices adjust to higher oil prices, also considering the cyclical nature of demand. See "Item 3 – Risk factors". The Company does not expect to incur significant amount of expenditures to develop this business. In future years, management forecast a yearly level of expenditures in line with 2007 mainly targeted to upgrade plant efficiency, execute de-bottlenecking interventions and to comply with all applicable regulations on environment, health and safety issues.

In 2007, sales of petrochemical products (5,513 ktonnes) increased by 237 ktonnes from 2006, up 4.5%, increasing in all business areas except for aromatics (down 2.9%). Increases reflected the fact that performance in 2006 was hit by an accident occurred at the Priolo refinery in April 2006, as well as positive market trends.

Petrochemical production (8,795 ktonnes) increased by 1,723 ktonnes from 2006, up 24.4% due to the transfer of the Porto Torres plant from the Other Activities segment (up 1,274 ktonnes) and the impact on 2006 production of an accident occurred at the Priolo plant as outlined. Excluding these effects, production increased by 195 ktonnes, or 2.8%, due to a good performance at the Ravenna, Ragusa and Sarroch plants. Production was lower at Porto Marghera due to unplanned standstills in the second half of the year.

Nominal production capacity was in line with 2006. Excluding the impact of the consolidation of the Porto Torres plant, average plant utilization rate calculated on nominal capacity increased by 4 percentage points from 76.4% to 80.6%, due to the impact of the Priolo plant outage in 2006.

Approximately 48.9% of total production was directed to Eni’s own productions cycle (35.2% in 2006). Oil based feedstock supplied by Eni’s Refining & Marketing segment covered 21% of requirements (10% in 2005).

Prices of Eni’s main petrochemical products increased on average by 4%; all business areas posted increases. The most relevant increases were registered in: (i) styrenes (up 6.0%), in particular compact polystyrene and ABS/SAN; (ii) elastomers (up 5.5%), in particular nytrilic, SBR and thermoplastic rubbers; (iii) polyethylene (up 4.9%) with increases in all products; (iv) intermediates (up 4.8%) in particular phenol and cycloexanone; and (v) olefins (up 3.8%), in particular ethylene. However, these prices increases did not made for higher purchase costs of oil-based feedstock (virgin naphtha was up 20.4% in dollar terms, 10.3% in euro), particularly from the second half of the year, and as a result product margins significantly decreased from a year ago. Based on current trends in oil prices, the Company does not expect any meaningful improvement in 2008.

The table below sets forth Eni’s main petrochemical products availability for the periods indicated.

Year ended December 31,
2005	2006	2007

(ktonnes)
Basic petrochemicals	4,450	4,275	5,688
Styrene and elastomers	1,523	1,545	1,632
Polyethylene	1,309	1,252	1,475
	7,282	7,072	8,795
Internal consumption	(2,606)	(2,488)	(4,304)
Purchases and change in inventories	700	692	1,022
Total products	5,376	5,276	5,513

The table below sets forth Eni’s sales of main petrochemical products by volume for the periods indicated.

Year ended December 31,
2005	2006	2007

(ktonnes)
Basic petrochemicals	3,022	2,882	3,023
Styrene and elastomers	1,003	1,000	1,041
Polyethylene	1,351	1,394	1,449
Total sales	5,376	5,276	5,513

Basic petrochemicals

Sales of basic petrochemicals of 3,023 ktonnes reported an increase of 141 ktonnes from 2006, up 4.9%, mainly due to higher product availability and due in particular to the fact that 2006 was affected by the outage of the Priolo cracker. Main increases were registered in olefins (up 5.8%) and intermediates (up 8.9%) while aromatics sales declined (down 3%), in particular xylene (down 12.5%) due to the shutdown of the paraxylene line at Priolo in April 2007, offset in part by higher sales of benzene (up 15.8%).

Basic petrochemical production (5,688 ktonnes) increased by 1,413 ktonnes, up 33.1%.

Styrene and elastomers

Styrene sales in 2007 (594 ktonnes) were slightly higher from 2006 (up 1.2%). Increasing sales in ABS/SAN (up 34%) reflect the higher product availability due to the fact that 2006 was affected by technical problems at the Mantova plant. Increases of compact polystyrene (up 7.3%) were due to market recovery. Declines were registered in styrene (down 41%) due to lower availability because of unexpected outages.

Elastomers sales in 2007 (447 ktonnes) increased by 8.3% from 2006 due to the consolidation of nytrilic rubber sales following the purchase of the Porto Torres plant from Syndial. Excluding this effect, elastomer sales were in line with 2006. Increases recorded in SBR (up 1.3%), BR (up 5.3%) and thermoplastic rubbers (up 5.5%), due to a positive market trend, were offset by lower sales of EPR (down 3.6%) and lattices (down 5.1%).

Styrene production in 2007 (1,117 ktonnes) increased by 2.7% over 2006.

Elastomer production in 2007 (515 ktonnes) increased by 12.7% over 2006 due to the consolidation of the Porto Torres plant. Excluding this effect, elastomer production increased by 6%. Increases were registered in all products, except for EPR rubber (down 2.7%) reflecting lower availability of raw materials due to technical problems at the Porto Marghera plant and lattices (down 3.8%) due to technical problems at the Hythe plant.

Polyethylene

Polyethylene sales in 2007 (1,449 ktonnes) were up 55 ktonnes or 3.9%, from 2006, reflecting positive market conditions for LPDE (up 6.7%) and EVA (up 3.6%).

Production in 2007 (1,475 ktonnes) increased by 223 ktonnes over 2006, or 17.8%, affecting all products, except for EVA (down 2%). HDPE production increased (up 78.7%) due to the consolidation of the Porto Torres plant, also LLDPE and LDPE increased by 9.8% and 8% respectively due to the fact that 2006 was impacted by the outage of the Priolo cracker.

Capital Expenditures

See "Item 5 – Liquidity and Capital Resources – Capital Expenditures by Segment".

Engineering & Construction

Eni operates in engineering, oilfield services and construction both offshore and onshore through Saipem, a subsidiary listed on the Italian Stock Exchange (Eni’s interest is 43%). Saipem boasts strong competitive position in the relevant market leveraging on technological and operational skills, engineering and project management capabilities and ability to operate in complex environments, owing also to the integration with Snamprogetti. Considering ongoing favorable trends in demand and profitability in the market of oilfield services, Saipem intends to leverage on its skills, to carry out the following fundamental strategies: (i) to strengthen its competitive position in the field of large offshore and onshore projects for the development of hydrocarbon fields; (ii) to develop its market share in the strategic field of deepwater, FPSO, gas monetization and heavy crude upgrading; (iii) to increase efficiency levels, particularly by reducing procurement and execution costs while maintaining a high utilization rate of equipment and improving its flexible structure in order to reduce the impact of possible negative cycles; (iv) to promote use of local contractors and assets in host countries; and (v) to support Eni’s investment plans.

Saipem expects to invest approximately euro 4.7 billion over the next four years to upgrade its fleet of construction vessels and offshore drilling rigs as well as logistic centers and support facilities.

Orders acquired in 2007 amounted to euro 12,011 million, of these projects to be carried out outside Italy represented 95%, while orders from Eni companies amounted to 16% of the total. Order backlog was euro 15,390 million at December 31, 2007 (euro 13,191 million at December 31, 2006). Projects to be carried out outside Italy represented 95% of the total order backlog, while orders from Eni companies amounted to 22% of the total.

2005	2006	2007

Orders acquired and breakdown by business	(million euro)	8,395	11,172	12,011
Offshore construction		3,096	3,681	3,496
Onshore construction		4,720	4,923	6,236
Offshore drilling		367	2,230	1,644
Onshore drilling		212	338	635
Originated by Eni companies	(%)	11	24	16
To be carried out outside Italy	(%)	90	91	95
Order backlog and breakdown by business	(million euro)	10,122	13,191	15,390
Offshore construction		3,721	4,283	4,215
Onshore construction		5,721	6,285	7,003
Offshore drilling		382	2,247	3,471
Onshore drilling		298	376	701
Originated by Eni companies	(%)	7	20	22
To be carried out outside Italy	(%)	88	90	95

Business areas

Offshore construction

Saipem is well positioned in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a technologically-advanced fleet, ability to operate in complex environments, and engineering and project management capabilities acquired on the marketplace over recent years. Saipem intends to enhance its market share strengthening its EPIC oriented business model and leveraging on its relationships with major oil companies and National Oil Companies ("NOCs"). Higher levels of profitability are expected to be achieved outsourcing non core engineering and building activities to low cost centers, achieving economies of scales in its engineering hub and using local resources in contests where this represents a competitive advantage. Investments will be focused on constantly upgrading Saipem’s fleet, by building a new pipe layer, a semi-submersible unit for sub-sea development and two FPSO units to be leased to customers. These investments will allow the upgrading of operational capabilities in deepwater and sub arctic contexts. Investments will also be directed to upgrading yards and related equipment and facilities and building and upgrading local construction centers to support the execution of important projects.

Saipem’s offshore construction fleet is made up of 25 vessels and 45 robotized vehicles able to perform advanced sub-sea operations. Its major vessels are: (i) the Saipem 7000 semi-submersible dynamic positioned vessel, with 14 ktonnes of lift capacity, capable to lay pipelines using the J-lay technique to the maximum depth of 3,000 meters; (ii) the Saibos FDS for the development of underwater fields in dynamic positioning, provided with cranes lifting up to 600 tonnes and a system for J-lay pipe laying to a depth of 2,000 meters; (iii) the Castoro 6 semi-submersible vessel, capable of laying pipes in waters up to 1,000 meters deep; (iv) the Saipem 3000 multifunction vessel for the development of hydrocarbon fields, able to lay rigid and flexible pipes and provided with cranes capable of lifting over 2 ktonnes; and (v) the Semac semi-submersible vessel used for large diameter underwater pipe laying. The fleet also includes remotely operated vehicles (ROV), highly sophisticated and advanced underwater robots capable of performing complex interventions in deep waters.

The most significant orders awarded in 2007 in Offshore construction were: (i) an EPC contract on behalf of MEDGAZ for the installation of an underwater pipeline system to transport natural gas from Algeria to Spain; (ii) an EPC contract on behalf of Saudi Aramco for the construction and installation of 16 platforms, 80 kilometers of underwater pipelines and related facilities aimed at maintaining production capacity at certain oilfields in Saudi Arabia; (iii) an EPIC contract on behalf of Total for the construction and installation of a sub-sea pipeline designed to transport natural gas from Block 17 field to an onshore LNG terminal under construction in Soyo in Angola; and (iv) an EPIC contract on behalf of Enagas SA for the construction and installation of two pipelines for gas transportation in Spain.

Onshore construction

Saipem operates in the construction of plants for hydrocarbon production (separation, stabilization, collection of hydrocarbons, pumping stations, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipeline, compression stations, terminals). Saipem intends to capture opportunities arising from an expected increase in demand for those services from oil majors, by leveraging on its solid competitive position and integration with Snamprogetti engineering capabilities.

Operations are mainly conducted in Africa and the Middle East. Saipem also boasts an established presence in remote areas such as the Caspian Sea and Far East Russia, leveraging on its ability to operate in hostile environments, managing complex projects and enhancing local content, in addition to providing on land services complementing offshore activities (key factor in projects in areas such as the Caspian Sea).

The most significant orders awarded in 2007 in Onshore construction were: (i) an EPC contract on behalf of Qatar Fertliser Company SAQ for the construction of two new plants designed to produce ammonia and urea and associated production facilities at the Qafco industrial complex in Qatar; (ii) an EPC contract on behalf of Sonatrach for the construction of three oil stabilization and treatment trains with a capacity of 100 KBBL/d and transport and storage facilities as part of the development project of the Hassi Messaoud field in Algeria; (iii) an EPC contract on behalf of Saudi Aramco for the construction of nine sea water treatment units as part of the expansion plan of the Qurayya plant installed at the Khursaniyah field in Saudi Arabia; and (iv) an EPC contract also for the construction of in field water injection units at the Qurayya plant.

Offshore drilling

Saipem provides offshore drilling services to oil companies mainly in West Africa, the North Sea and the Mediterranean Sea. It boasts significant market positions in the most complex segments of deep and ultra-deep offshore leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling exploration and development wells at a maximum depth of 9,200 meters. Demand for drilling services is expected to substantially increase in future years reflecting exploration and development plans of oil majors. Based on current trend in equipment availability, management expects unit tariff to rise in future years. In order to pursue market opportunities, Saipem intends to upgrade its drilling rigs, improving their technical characteristics to enhance its role as high quality player capable of operating also in complex and harsh environments. Particularly, over the next four years Saipem intends to build: (i) the two semi-submersible new generation platforms Scarabeo 8 and 9, to be employed in drilling operations in the deep-water of the Barents Sea and in the Gulf of Mexico on behalf of Eni’s upstream activity; (ii) the Perro Negro 6 to conduct operations in shallow water; and (iii) the new S12000 drilling ship to perform operations in West Africa. Significant investments are planned to upgrade the equipment considering the characteristics of certain important projects and relevant contractual conditions, as well as to set up equipment supporting the project itself.

Saipem’s offshore drilling fleet consists of 10 vessels fully equipped for its primary operations and some drilling plants installed on board of fixed offshore platforms. One of its most important offshore drilling vessels is the Saipem 10000, designed to explore and develop hydrocarbon reservoirs operating in excess of 3,000 meters water depth in full dynamic positioning. The ship has a storage capacity of 140,000 BBL and is able to maintain a steady operating position without anchor moorings by means of 6 computerized azimuth thrusters, which offset and correct the effect of wind, waves and current in real time. The vessel is operating in ultra deep waters (over 1,000 meters) in West Africa. Other relevant vessels are Scarabeo 5 and 7, third and fourth generation semi-submersible rigs able to operate at depths of 1,900 and 1,200 meters of water, respectively. Average utilization of drilling vessels in 2007 stood at 94.7% (89.6% in 2006).

The most significant contracts awarded in Offshore drilling in 2007 included: (i) a 5-years long contract for the use of the S12000 drilling ship, currently under construction, in Angola on behalf of Total. This drilling ship is expected to commence operations in the first quarter of 2010; (ii) a 12-month long contract for the use of the drilling ship Saipem 10000 in Angola on behalf of Total; and (iii) a 12-month long contract for the use of the semi-submersible platform Scarabeo 3 in Nigeria on behalf of Addax Petroleum.

Onshore drilling

Saipem operates in this area as main contractor for the major international oil companies executing its activity mainly in Saudi Arabia, North Africa and South America, where it can leverage on its knowledge of markets, long-term relations with customers and integration with other business areas. Saipem boasts a solid presence in remote areas (in particular in the Caspian Sea), leveraging on its own operational skills and its ability to operate in complex environments.

Average utilization of rigs in 2007 stood at 99.6% (94.3% in 2006). Rigs were located as follows: 13 in Peru, 12 in Venezuela, 9 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 2 in Italy and 1 in Ecuador.

The most significant orders awarded in 2007 in Onshore drilling were: (i) a contract on behalf of PDVSA for a five-year lease of three new rigs in Venezuela; (ii) a contract on behalf of Saudi Aramco for a three-year lease of five rigs in Saudi Arabia; and (iii) a contract on behalf of Petrobras for a four-year lease of three new rigs (one conventional rig and two new-generation hydraulic rigs) in the north-east of Brazil.

Capital Expenditures

See "Item 5 – Liquidity and Capital Resources – Capital Expenditures by Segment".

Corporate and other activities

These activities include the following businesses:

•	the "Other activities" segment only encompasses results of operations of Eni’s subsidiary Syndial which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited in past years; and
•	the "Corporate and financial companies" segment encompasses Eni Corporate and certain Eni’s subsidiaries engaged in treasury, finance and other general and business support services. Eni Corporate is the department of the parent company Eni SpA and performs Group strategic planning, human resources management, finance, administration, information technology, legal affairs, international affairs and corporate research and development functions. Through Sofid SpA, Eni International BV and Eni Insurance Ltd, Eni carries out lending, factoring, leasing, financing Eni’s projects around the world and insurance activities, principally on an intercompany basis. EniServizi, Eni Corporate University, AGI and other minor subsidiaries are engaged in providing Group companies with diversified services (mainly services including training, business support, real estate and general purposes services to Group’s companies).

Management does not consider Eni’s activities in these areas to be material to its overall operations.

Seasonality

Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand for which is typically highest in the first quarter of the year, which includes the coldest months and lowest in the third quarter, which includes the warmest months. Moreover, year-to-year comparability of results of operations is affected by weather conditions affecting demand for gas and other refined products in residential space heating. In colder years that are characterized by lower temperatures than historical average temperatures, demand for gas and products is typically higher than normal consumption patterns, and vice versa.

Research and Development

Technological research and innovation represent key factors in implementing Eni’s business strategies. Eni’s efforts in technological innovation are primarily intended to develop such technologies so as to meet the environmental issues and climate change, to overcome limits in accessing to hydrocarbon resources, to strengthen partnerships with producing countries and to develop renewable sources of energy.

Eni is conducting R&D activities aimed primarily at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and protecting the environment. Over the next four years, Eni plans to invest approximately euro 1.7 billion to implement its strategy in technological innovation matters. Particularly, the main management expects to upgrade the following lines of R&D:

•	Reserve replacement ratio and reduction of mineral risk;
•	Production and exploitation of unconventional hydrocarbon reserves and optimization in managing reserves with a high level of hydrogen sulphide and sulphur;
•	Expansion of the natural gas market and monetization of flaring gas or localized in remote areas;
•	Better quality and performance of fuels, in connection with the evolution in the automotive sector towards even more improved systems, efficient and with lower impact on air quality; and
•	Efficient exploitation of fossils, improved distillate yield and optimal use of fossils with a lower environmental impact.

With regards to environmental protection, Eni intends to develop the "Along with Petroleum" program aimed at identifying and developing research projects on the most advanced aspects of large scale use of renewable energy sources and energy efficiency. Over the next four years, approximately euro 120 million will be addressed to this program. In particular, Eni expects to focus on the fields of greenhouse effect mitigation through bio-fuels, photovoltaics, solar energy, hydrogen production from renewable sources as well as carbon dioxide capture and geological sequestration.

In 2007, Eni’s expenditures on R&D amounted to euro 208 million which were almost entirely expensed as incurred. 47% of R&D expenditures were directed to the Exploration & Production segment, 32% to the Refining & Marketing segment, 14% to the Petrochemical segment and 7% to the Engineering & Construction segment. Eni’s expenditures on R&D amounted to euro 220 million and euro 204 million in 2006 and 2005.

At December 31, 2007, a total of 1,082 people were employed in research and development activities.

In 2007, a total of 69 applications for patents were filed.

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

A brief description of major environmental laws impacting Eni’s activities located in Italy and Europe is outlined below.

               Italy
On April 29, 2006, Legislative Decree No. 152/2006 "Environment Regulation" came into force. This was designed to rationalize and coordinate the whole regulation of environmental matters by setting:

•	procedures for Strategic Environment Assessment (SEA), Environmental Impact Assessment (EIA) and Integrated Pollution Prevention and Pollution Control (IPPC);
•	procedure to preserve soil, prevent desertification, effectively manage water resources and protect water from pollution;
•	procedures to effectively manage waste and remediate contaminated sites;
•	air protection and reduction of atmospheric pollution;
•	environmental liability.

The most important changes introduced by the Decree regarded reclamation and remediation activities as this Decree provided a site-specific risk-based approach to determine objectives of reclamation and remediation projects, cost-effective analysis required to evaluate remediation solutions, criteria for waste classification.

The Decree 152/2006 was amended by two subsequent decrees: Legislative Decrees 284/2006 and 4/2008; the latter introduced important changes regarding SEA and EIA procedures, landfill, waste and remediation. A principle of waste hierarchy was introduced along with definition of by-product and secondary raw materials.

The most important aspects of these regulations to Eni are those regulating permits for industrial activities, waste management, remediation of polluted sites, water protection and environmental liability.

               European Union
On January 29, 2008, the new IPPC (Integrated Pollution Prevention and Control) directive 2008/1/EC was published in the Official Journal of the European Union No. 24. Therefore, from February 18, 2008, the new IPPC directive repeals the Directive 96/61/EC with its successive amendments. This directive rationalizes all existing regulations on this issue, confirming the achievement of high levels of environmental protection to be of primary importance to member states.

According to the IPPC Directive, the Member States of the EU have to communicate their national values of emissions into the atmosphere, wastes produced and managed and discharges of compounds into waste. The European Commission published in Official Journal of European Union, May 16, 2007 (2007/C 110/01) the definitive replacement of the European Pollutant Emission Register (EPER) by the European Pollutant Release and Transfer Register (E-PRTR), published in 2006 (Regulation No. 166/2006). 2009 will be the first year of implementation of measures intended to publicly disclose environmental data collected in 2007 according to PRTR register. Eni is implementing an Integrated Environmental Information System, able to gather, manage and report the data on all the pollutants requested by PRTR Regulations.

On December 21, 2007, the European Commission published its proposal of directive on the issue of industrial emissions. In view of the general call for "better regulation", the draft incorporates the reviews of six sector-specific directives (IPPC, Large Combustion Plants, VOC - Volatile Organic Compounds - emissions, incineration of waste and titanium industry). The draft of directive intends to enforce BAT definition, together with a tightening of current minimum emission values in some sectors. The directive extends the scope of the IPPC directive to cover certain activities (e.g. combustion plants between 20 and 50 MW). The new proposal introduces also more robust monitoring and inspections on installations, the review of permit conditions and the reporting of compliance.

In December 2005, the European Commission proposed a Waste Framework Directive which is now at the last stage of elaboration. The draft introduces a new waste strategy and proposes a life-cycle approach, focuses on waste policy by improving the way of resources consumption. The scope is to improve the recycling market by setting environmental standards specifying under which conditions certain recycled waste are no longer considered such. Moreover the new proposal simplifies waste legislation by clarifying definitions, streamlining provisions and integrating the directives on hazardous waste (91/689/EEC) and on waste oils (75/439/EEC).

HSE Activity for the Year

Eni is committed to continuously improve its model for managing health, safety and environment across all its own operational activities in order to minimize risks associated with its industrial activities, ensure reliability of its industrial operations and comply with all applicable regulations.

In 2007, Eni’s business units continued to obtain certifications of their management systems, industrial installations and operating units according to the most stringent international standards. In 2007, the total number of certifications obtained was 212 (185 in 2006), of which 113 certifications according to the ISO 14001 standard, 9 certifications according to the EMAS regulation (EMAS is the Environmental Management and Audit Scheme recognized by the European Union) and 28 according to the OHSAS 18001 standard (Occupational Health and Safety management Systems - requirements).

Environment. In 2007, Eni incurred total expenditures amounting to euro 1,063 million for the protection of environment, down 8.4% from 2006. Current environmental expenses represented approximately 64% of the whole environmental expenditure and mainly related to costs incurred with respect to remediation and reclamation activities, carried out mainly in Italy. Capitalized environmental expenditure mainly related to soil and subsoil protection, water management and air emissions.

Safety. The safety of Eni’s employees and contractors, people living in the area where its industrial activities and assets are located, is of fundamental importance to the Company.

As to safety regulations, in 2008 the Legislative Degree No. 81/2008 on health and safety in workplaces came into force. This decree meaningfully increases the administrative responsibility of companies for violating applicable laws regulating work safety in industrial sites, also requiring a lot of attention on part of people in charge of supervisory and managing functions.

Eni’s safety strategy is based on:

•	the dissemination of a safety culture within its organization;
•	a comprehensive policy, specific guidelines and proper management systems in line with International standards and best practices;

•	identification of all exposures and risks related to processes, products and operations performed, control, prevention and protection from exposure to dangerous situations; and
•	minimization of exposure to risk in all production activities.

In 2007, safety indicators improved from 2006. The injury frequency rate was 3.01, down 5%, and the injury severity rate was 0.10 in line with 2006.

Costs incurred in 2007 to support the safety levels of operations and to comply with applicable rules and regulations were euro 468 million, up 18.8% from 2006.

Health. Eni’s activities for protecting health aim at the continuous improvement of work conditions. They address the following issues:

•	improvement of efficiency and reliability of plants;
•	adoption of best practices and operating management systems based on advanced criteria of protection of health and the internal and external environment;
•	research and innovation, specifically with reference to health issues and the exposure to work-related risks;
•	results of internal and external audits;
•	identification and monitoring of indicators and guidelines for analysis and intervention areas; and
•	certification programs of management systems for production sites and operating units.

To protect the health and safety of its employees, Eni relies on a network of 296 health care centers located in its main operating areas; of these, 203 centers are outside Italy. A set of international agreements with the best local and international health centers ensures efficient services and timely responses to emergencies.

In 2007, Eni incurred a total expense of euro 54 million to protect the health of its employees.

Implementation of the Kyoto Protocol

On February 16, 2005, the Kyoto Protocol entered into force and, with it, the commitments of the Annex I Parties which have ratified the Protocol, including the EU and Italy. According to Law No. 120/2002, Italy committed itself to reduce greenhouse gas (GHG) emissions by 6.5% in the period 2008-2012, as compared to GHG levels emitted in 1990. Reductions can be achieved through both internal measures and complementary initiatives. The latter include the so-called flexible mechanisms, which enables a Party to carry out projects in developing countries (CDM - Clean Development Mechanism) and in industrial countries with transition economies (JI - Joint Implementation) in order to obtain emission credits to fulfil the Kyoto compliance.

Italy, as an EU Member State, is part of the EU Emission Trading Scheme ("ETS") that was established by Directive 2003/87/EC. Effective from January 1, 2005, ETS is the largest virtual market in the world for exchanging emission allowances targeting industrial installations with high carbon dioxide emissions.

As foreseen by the Directive, Italy has issued two National Allocation Plans (NAP) covering the periods 2005-2007 and 2008-2012 which set out the allowances awarded to each sector and installation. Eni is part to the ETS. Moreover, Eni is active in the utilization of the Kyoto Flexible Mechanisms. In fact, due to its presence in about 70 countries, Eni is an elective partner for carrying out CDM and JI projects thus contributing to the Italian program of greenhouse gas emissions reduction. In December 2003 during the Conference of Parties to the Kyoto Protocol – COP9 – Eni and the Ministry of the Environment signed a Voluntary Agreement for using flexible mechanisms, promoting CDM and JI and contributing to the sustainable development of host countries.

The ETS EU directive provides that each Member State shall ensure that any operator who produces GHG emissions in excess of the amounts awarded based on national allocation plan, will provide allowances to cover excess emissions a year later in addition to pay a penalty. The excess emissions penalty shall be EUR 100 (EUR 40 for the first period 2005-2007) for each tonne of carbon dioxide equivalent emitted. All companies are expected to identify and carry out projects for emission reductions. Eni participates in the ETS scheme with 56 plants in Italy and 1 outside Italy, which collectively represent about a third of all greenhouse gas emissions generated by Eni’s plants worldwide. In the whole period (2005-2007) Eni was entitled to allowances equal to 77.2 mmtonnes of carbon dioxide for existing and new installations (of which 25.7 mmtonnes of carbon dioxide for 2007). Based on the implementation of projects designed to reduce emissions, particularly the start-up of high efficiency combined cycles for the cogeneration of electricity and steam, the amount of carbon dioxide emitted by Eni’s plants complied with mandatory limits in the whole period.

Management believes that a significant emission reduction can be achieved in connection with oil and gas production activities outside Italy, that in a number of cases, given lack of local market outlets, require the flaring of natural gas associated to oil production. The elimination of flaring and the use of associated gas for the development of local economies allow sustainable development while reducing greenhouse gas emissions. The validation of such projects as CDM and JI will provide emission credits and facilitate the achievement of the Italian reduction target, as set by the Kyoto Protocol. Eni already carried out Zero Gas Flaring projects in Nigeria and Congo while others are underway. In November 2006 the Nigerian Kwale-Okpai project has been registered as a CDM project. It regarded the construction of a combined cycle power station, which utilizes the associated gas to oil production formerly flared. More projects are being assessed or implemented in Congo, Nigeria and Angola. Moreover, Eni endorsed the Global Gas Flaring Reduction Initiative of the World Bank, in order to fight for the elimination of obstacles to the completion of gas flaring reduction projects.

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

To ensure comprehensive, transparent and accurate accounting for GHG emissions, which is consistent over time, Eni introduced in 2005 its own Protocol for the accounting and reporting of greenhouse gas emissions (GHG Accounting and Reporting Protocol), which is an essential requirement for emission certification. Indeed, accurate reporting will support the strategic management of risks and opportunities related to greenhouse gases, the definition of objectives and the evaluation of progress.

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

In the medium term, work is underway on the separation of carbon dioxide and its permanent storage in geologic reservoirs, a part of the CO2 Capture Project, an international R&D program carried out in conjunction with other oil companies. In the long-term, Eni is actively engaged in the political process regarding future emission reduction regulations. In particular Eni is involved in bioenergy and biofuels.

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

Storage of natural gas

Storage activities in Italy are regulated by Legislative Decree No. 164/2000 ("Decree No. 164"), which enacted the European Directive on Natural Gas 98/30/CE into Italian legislation. The most important aspects of Decree No. 164 concerning storage activities are the following: (i) in vertically integrated enterprises, storage is to be carried out by a separate company not operating in other gas activities (such as Eni’s subsidiary Stoccaggi Gas Italia SpA) or by companies engaged only in transport and dispatching activities, provided the accounts of these two activities are clearly separated from the accounts of storage; (ii) storage activity is exercised pursuant to concessions granted by the Ministry of Productive Activities. The duration of a concession is 20 years, with the possibility of obtaining at most two ten-year extensions if operators complied with the storage programs and other obligations deriving from applicable laws. Existing storage concessions are subject to the Decree. Their original term was confirmed and includes relevant production concessions; (iii) the need for strategic storage in Italy is defined explicitly; the burden of strategic storage is imposed upon companies importing from non-EU countries, which have to provide a strategic storage capacity in Italy corresponding to 10% of the amount of natural gas imported each year; (iv) holders of storage concessions are required to provide storage capacity for domestic production, for strategic use and for modulation to eligible users without discriminations, where technically and economically viable; (v) modulation storage costs are charged to shippers which have to provide modulation services adequate to the requirements of their final customers; (vi) storage tariffs criteria are determined by the Authority for Electricity and Gas in order to ensure a preset return on capital employed, taking into account the typical risk inherent in this activity, as well as volumes stored for ensuring peak supplies and the need to incentive capital expenditure for upgrading the storage system; and (vii) the Authority for Electricity and Gas establishes the criteria and priority of access storage operators have to include in their own storage codes.

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

Applicable regulation provides for incentives to capital expenditures intended to develop and upgrade storage capacity by recognizing an additional rate of return of 4% on the basic rate to capital expenditure projects aiming at developing new storage deposits and increasing existing capacity. Such incentives are applicable for a sixteen-year period and an eight-year period, respectively.

In November 2007, the Italian Authority for Electricity and Gas and the Italian Antitrust Authority opened an inquiry to gain insight into the functioning of the natural gas storage activity in Italy, particularly with regards to the lack of investments by operators aimed at expanding natural gas storage capacity to store natural gas in Italy. Eni, through its wholly-owned subsidiary Stogit Italia, owns nearly the entire storage capacity currently existing in Italy.

With Resolution No. 220/2006, the Italian Authority for Electricity and Gas approved the storage code proposed by Stoccaggi Gas Italia on the basis of the framework and criteria established by Resolution No. 119/2005 ("Adoption of guarantees for free access to natural gas storage services, duties of subjects operating storage activities and rules for the preparation of a storage code").

This code regulates access to and provision of storage services during normal operational conditions, regulates procedures for conferring storage capacities, fees to be charged to customers in case they uplift from or input to storage sites volumes in excess or uses higher input/uplift capacity with respect to scheduled and operating programs. On the basis of these provisions, Eni may incur significant charges for storage services should the Company fail to use storage services in accordance with scheduled operating programs.

The code has been in force since November 1, 2006.

The storage company offers services according to an access priority established by the Italian Authority for Electricity and Gas as follows:

(i)	mandatory services, including modulation storage, mineral storage, and strategic storage services; and
(ii)	services for operating needs of transport companies, including hourly modulation.

The modulation storage service is geared towards satisfying modulation needs of natural gas users in terms of peak consumption and daily or seasonal trends in consumption. Final clients consuming less than 200,000 CM on an annual basis are entitled to a priority when satisfying their modulation requirements. To that end, the storage company makes available its capacity for space, injection and off-take on an annual basis in accordance with its storage code.

The mineral storage service aims to allow natural gas producers to perform their activity under optimal operating conditions, according to criteria determined by the Ministry of Economic Development.

The strategic storage service aims to satisfy certain obligations of natural gas importers from countries not belonging to the EU in accordance with Article 3 of Legislative Decree No. 164/2000. The relevant storage capacity dedicated to this service is determined by the Ministry of Economic Development.

Storage capacity is awarded by the storage company for periods no longer than a thermal year by April 1, of each year. The first requests to be met are those for strategic storage and for the operating balancing of the system. The residual capacity available and the maximum daily uplift capacity is awarded according to the following order of priority to: (i) holders of production concessions requesting mineral storage services; (ii) natural gas selling operators who are held to provide a modulation service of their supply to their customers according to Article 18, paragraphs 2 and 3 of Legislative Decree No. 164/2000, for maximum volumes corresponding to a seasonal demand peak with average temperatures, on the terms and conditions established by a procedure to be issued by the

Authority for Electricity and Gas; (iii) to the entities mentioned in (ii) above only for those additional maximum volumes related to a seasonal demand peak in case of certain low temperatures measured on a 20-year period, under the terms and conditions of the procedure mentioned in (ii) above; and (iv) the entities requesting access for services different from the ones mentioned above.

Eni held natural gas for strategic reserve purposes in its storage business, as established by Decree No. 164. The strategic reserves of gas are defined as "stock destined to meet situations of deficit/decrease of supply or crisis of the gas system". The Ministry of the Economic Development determines quantities and usage criteria of such reserves. As of December 31, 2007 Eni held approximately 179 BCF of strategic reserves of natural gas (180 BCF at year end 2006).

Gas & Power

Natural gas market in Italy

The European Directive on Natural Gas was implemented into Italian legislation through Legislative Decree No. 164 of May 23, 2000 ("Decree No. 164"), effective from June 21, 2000. As concerns natural gas activities carried out by Eni, the most relevant aspects of the decree are as follows:

(i)	Starting in 2003 all customers are eligible customers (with access to the natural gas system and free to choose their supplier of natural gas);
(ii)	Antitrust thresholds are in place for gas operators in Italy as follows: (a) effective January 1, 2002, operators are prohibited to transmit into the national transport network imported or domestically produced gas volumes higher than a preset share of Italian final consumption. This share is 75% of total final consumption in the first year of regulation and then is to decrease by 2 percentage points per year to reach a 61% threshold in terms of final consumption by 2009; and (b) effective January 1, 2003, operators are prohibited to market gas volumes to final customers in excess of 50% of overall volumes marketed to final customers. Compliance with these ceilings is verified yearly by comparing actual average shares obtained by any operator in a given three-year period for both volumes input and volumes marketed to customers with average shares permitted by the law for the same period. Actual shares are computed net of losses (in the case of sales) and volumes of natural gas consumed in own operations. Based on a bill passed by the Italian upper house, Eni expects that these antitrust thresholds will be renewed when they expire in 2010;
(iii)	natural gas transport and dispatching activities have to be carried out by a separate company that is not allowed to carry out any other activity in the natural gas field, with the only exception of storage, for which, however, accounting and operating separation is envisaged. Also distribution, which includes the transport of natural gas by means of local gas pipeline networks for delivery to customers, has to be carried out by a separate company which cannot perform other gas related activities. Sales activity to final customers is compatible only with import, export and production activities and is subject to authorization from the Ministry of Productive Activities. Concessions for the distribution of natural gas will be awarded by bid procedure; and
(iv)	tariff criteria and return on capital employed for transport, dispatching, storage, use of LNG terminals and distribution are determined by the Authority for Electricity and Gas. Third parties are allowed to access transport infrastructure, storage sites, LNG terminals and distribution networks on a regulated basis. As provided for by the decree, a Network Code containing norms and regulations for the operation of and access to infrastructure was prepared by operators on the basis of criteria set by the Authority for Electricity and Gas.

In 2007, the fourth three-year regulated period closed for natural gas volumes input in the domestic transport network (for which the allowed average percentage was 67% of domestic consumption of natural gas) and the second three-year regulated period for sales volumes (for which the allowed average percentage is 50% of gas sales). In this three-year period Eni’s presence on the Italian market complied with said limits.

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

Law Decree No. 239/2003 and Budget Laws for 2006 and 2007

Law Decree No. 239/2003, converted with amendments into Law No. 290/2003, prohibits companies operating in the natural gas and electricity industries to hold stakes higher than 20% in the share capital of companies owning and managing national networks for the transmission of natural gas and electricity. The term by which companies must comply with this provision is December 31, 2008 as established by the Budget Law for 2006. The Italian Budget Law for 2007 establishes that the provisions to implement Law No. 290/2003 will be enacted through a decree from the Italian Prime Minister. The term for the disposal envisaged by Law No. 290/2003, which was initially fixed at December 31, 2008, will be re-determined in 24 months after the effective date of said decree from the Italian Prime Minister. Currently, Eni is unable to predict that date.

In addition, on March 23, 2006 a Presidential Decree defined criteria and methods for the divestment of the interest held by Eni in Snam Rete Gas SpA, introducing the special powers of the Ministry of Economy and Finance provided for by the regulations on the divestment of interests held by the Italian Government ("golden share") in the By-laws of this company.

Natural gas prices

Prices of natural gas sold to industrial and thermoelectric customers as well as to wholesalers are freely established among buyers and sellers following the liberalization of the natural gas sector introduced by Decree No. 164. Notwithstanding this, the Authority for Electricity and Gas holds a power of surveillance on this matter (see below) under Law No. 481/1995 (establishing the Authority for Electricity and Gas) and Legislative Decree No. 164/2000. Furthermore, the Authority is entrusted with the power of regulating natural gas prices to residential and commercial customers which were not eligible customers until December 31, 2002.

In fact, the Presidential Decree dated October 31, 2002 entrusted the Authority for Electricity and Gas with the power to define, calculate and update gas selling prices for customers who were not-eligible customers until December 31, 2002, also after the opening up of the gas markets from January 1, 2003, additionally targeting the public goal of containing inflationary pressure deriving from increasing energy costs. Consistently with this decree, the Authority for Electricity and Gas: (i) with Decision No. 195 of November 29, 2002 changed the methods for periodically updating selling prices for natural gas in connection with changes in international prices of crude oil and refined products. Such changes regarded the scheduled update process (from every two months to every three), and the duration of the reference period for the calculation of changes in average international prices as compared to the first application quarter (changes are calculated with reference to a nine-month period preceding the update). The invariance threshold, beyond which tariffs are updated, remained at 5%; and (ii) with Resolution No. 207 of December 12, 2002, it decided that companies selling natural gas through local networks have to maintain the conditions applied to non-eligible customers until December 31, 2002 until the customer accepts a new contract offer. In addition, the Authority for Electricity and Gas decided that these companies can propose their own new contract offers and the tariffs determined according to the criteria established by the Authority for Electricity and Gas, adequately advertising them before March 31, 2003 (such offers must be published on the companies web page, on at least one newspaper of general circulation and on the Gazzetta Ufficiale of their region or autonomous province).

Changes introduced to the indexation mechanism of the raw material component in supplies to residential customers by the Authority for Electricity and Gas: Resolutions No. 248/2004; 134/2006 and 79/2007

With Resolution No. 79/2007 the Italian Authority for Electricity and Gas, after concluding a consultation procedure with gas operators also taking account of the annulment of its Resolution No. 248/2004 due to formal flaws by the Administrative justice bodies, established a new indexation mechanism for the raw material cost component in natural gas supplies to customers consuming less than 200,000 CM/y who were not-eligible customers until December 31, 2002 (mainly residential and commercial customers located in urban centers). This Resolution reorganized in a single measure this matter. In particular with this Resolution the Authority: (i) confirmed the indexation mechanism for the raw material cost component contained in Resolution No. 248/2004 and the changes introduced to this mechanism by Resolution No. 134/2006 starting on July 1, 2006 (see below for a full description of said indexation mechanism); (ii) waiving this provision, it reviewed the updating of the raw material cost component for 2005 determining incremental values equal to those deriving from the application of the indexation criteria of Resolution No. 195/2002; this provision resulted in the annulment of the negative impact of Resolution No. 248/2004 on Eni’s 2005 accounts; and (iii) decided that selling companies, only for wholesale purchase/sale contracts entered after January 1, 2005 and in place in the January 1, 2006-June 30, 2006 period, would offer their customers new contractual conditions consistent with the new indexation mechanism and inform the Authority of contract updates. Selling companies complying with this requirement would be entitled to 50% of the difference between the updating of the raw material cost component under the new mechanism and the more favorable one under Resolution No. 195/2002 applied to volumes consumed by customers under the 200,000 CM/y threshold. On the basis of this Resolution in 2007, Eni reversed part of the reserves accrued in Eni’s accounts for 2005 and 2006 with respect to the estimated impact of Resolution No. 248/2004. See "Item 5 – Results of Operations – Gas & Power".

The new indexation mechanism of the raw material cost component in tariffs paid by end customers consuming less than 200,000 CM/y as set in Resolution No. 79/2007 basically works this way: (i) it has limited the ability of gas operators to transfer to customers changes in the raw material cost by setting a cap of 75% for changes in the raw material component linked to a fall in Brent crude prices below 20 $/BBL or a rise within the 35-60 $/BBL range, raising the cap at 95% if Brent crude prices are higher than 60 $/BBL; (ii) it has changed the relative weight of the three products making up the reference index of energy prices whose variations – when higher or lower than 2.5% as compared to the same index in the preceding period – determine the adjustment of raw material costs; (iii) it has replaced one of the three products included in the index (a pool of crudes) with Brent crude; and (iv) it has reduced the value of the variable wholesale component of the selling price by 0.26 euro/CM.

This indexation mechanism applies for a two-year period effective July 1, 2006, with the option of a one year extension following a decision of the Authority.

Transport

Transport tariffs. With Resolution No. 120 of May 30, 2001, the Authority for Electricity and Gas published the criteria transport companies have to apply in determining natural gas transport and dispatching tariffs on national and regional transportation networks, for the first regulatory period made up of four thermal years (each thermal year begins on October 1 of each calendar year and ends on September 30), as provided for by Decree No. 164/2000. Tariffs are subject to approval by the same Authority, which ensures their compliance with preset criteria. This tariff system substituted previous agreements between Eni and customers of all categories. Within the first quarter of each calendar year, transport companies submit the tariff proposal to the Authority for Electricity and Gas who grants approval.

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

Starting from the second year these two components are adjusted on a yearly basis to take into account inflation and certain reduction factors (set at 2% and 4.5% for capacity revenues and commodity revenues, respectively); commodity revenues are also adjusted to transported volumes of the current regulatory period. The 2% reduction factor on capacity revenues provides scope for improving results of operations of the transport company if cost reductions exceed the set amount, whereas the 4.5% reduction factor on commodity revenues provides scope for improving results of operations of the transport company if transported volumes grow more than the reduction factor. New capital expenditures in extension and expansion enable transport companies to increase the capacity revenue by a stated percentage in the regulatory period following the period in which new capital expenditures are incurred. In addition, those capital expenditures give rise to a six year fixed increase in allowed commodity revenues. At the end of the first regulatory period, all transport cost components were recalculated and 50% of higher cost reductions with respect to established efficiency improvements were recognized to transport companies and 50% were transferred to customers. Once the allowed revenues are established, transport companies define individual tariffs to clients which are based on a charge for the capacity used at the entry location (border, fields, storage sites) and the capacity used at interconnection nodes with regional networks (divided into 17 zones) and on a charge for the capacity used at regional level, providing for discounts to those outgoing the network at less than 15 kilometers from the interconnection point between regional and national networks. A further charge (commodity charge) is related to the amounts of gas transported plus an annual fixed charge varying according to the delivery points. This tariff system regulated the four-thermal year period starting October 1, 2001 and ending on September 30, 2005.

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

Network code. With Resolution No. 75 of July 1, 2003, the Authority for Electricity and Gas approved Snam Rete Gas Network Code, which defines rules and regulations for the operation and management of the transmission network. The Network Code, in accordance with Legislative Decree No. 164/2000, is based on the criteria set by the Authority for Electricity and Gas with Resolution No. 137/2002, aimed at guaranteeing equal access to all customers, maximum impartiality and neutrality in transport and dispatching activities. The Network Code regulates entitlement of transport capacity, obligations of transporter and customer and the procedures through which customers can sell capacity to other users. Transport capacity at entry points in the national gasline network (point of interconnection with import gas lines) is assigned on an annual basis and can last up to five thermal years.

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

Regulation (EC) No. 1775/2005. On November 3, 2005 Regulation (EC) No. 1775/2005 concerning conditions for accessing international natural gas transport networks was published. The Regulation establishes non discriminatory access rules and will be effective starting on July 1, 2006. The Regulation will be directly applicable in each Member State and national regulatory authorities will be responsible for its enactment. Eni’s transport network code is compliant with this regulation.

Adoption of guarantees for free access to LNG regasification services and rules for the regasification code. With Resolution No. 167 of August 1, 2005, the Authority for Electricity and Gas published the criteria for access to LNG regasification services. The Decision also defines criteria for the allocation of regasification capacity. In particular it establishes that take-or-pay contracts entered into before 1998, as in the case of Eni, are awarded priority access limited to the minimum amount of volumes that have been regasified in the period starting from thermal year 2001-2002. Eni filed a claim against this decision with the Regional Administrative Court of Lombardy that rejected the claim. Subsequently, Eni filed a claim with a higher degree administrative court.

Distribution

Distribution is the activity of delivering natural gas to residential and commercial customers of urban centers through low pressure networks. Distribution is considered a public service operated in concession and is regulated on the basis of Law Decree No. 164/2000.

Distribution tariffs. With Resolution No. 237 dated December 28, 2000 as amended, the Authority for Electricity and Gas determined tariff criteria for natural gas distribution activity for the first regulated period ending on September 30, 2004. Tariffs are determined so that annual revenues from natural gas distribution activity cover operating costs and the remuneration of capital employed and are adjusted yearly according to the price cap method based on parameters and formulas determined by the Authority for Electricity and Gas. Capital employed is determined by applying a parameter-based method or, alternatively, a method of revalued historical cost for those companies that published audited financial statements starting from the fiscal year ended before January 1, 1991 (which include Italgas). With Resolution No. 170 of September 29, 2004 the Authority for Electricity and Gas defined gas distribution tariffs for the second regulated period from October 1, 2004 to September 20, 2008, setting at 7.5% the rate of return on capital employed of distribution companies, as compared to the 8.8% rate set for the preceding regulated period. The rate of productivity recovery – one of the components of the annual adjustment mechanism of tariffs – was set at 5% of operating expenses and amortization charges (as compared to the 3% rate applied to total expenses and charges in the preceding regulated period). With Resolution No. 122 of June 21, 2005, the Authority integrated and changed Resolution No. 170/2004, defining a new determination mechanism for distribution tariffs that takes account of capital expenditures incurred by distributing companies.

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

Service stations. Decree No. 32 of February 11, 1998, as amended by Legislative Decree No. 348 of September 8, 1999 and Law Decree No. 383 of October 29, 1999, significantly changed Italian regulation of service stations. The decree replaces the system of concessions granted by the Ministry of Industry, regional and local authorities with an authorization granted by city authorities. Legislative Decree No. 112/1998 confers the power to grant concessions for the construction and operation of service stations on highways to Regions. Decree No. 32 also requires that contracts between license holders and service station operators have a duration of not less than six years and be drafted in accordance with arrangements agreed by the relevant trade group of license holders and the union representatives for the service station operators. Decree No. 32 also provides for: (i) the testing of compatibility of existing service stations with local planning and environmental regulations and with those concerning traffic safety to be performed by city authorities; (ii) upon the closure of at least 7,000 service stations, the option to extend by 50% the opening hours (currently 52 hours per week) and a generally increased flexibility in scheduling opening hours; (iii) simplification of regulations concerning the sale of non-oil products and the permission to perform simple maintenance and repair operations at service stations; and (iv) the opening up of the logistics segment by permitting third party access to unused storage capacity for petroleum products. With the goal of renewing the Italian distribution network, Law No. 57/2001 provides that the Ministry of Productive Activities is to prepare guidelines for the modernization of the network, and the Regions shall follow those guidelines in the preparation of regional plans. The decree was issued on October 31, 2001 and established the criteria for the closing down of incompatible stations, the approval of the plan, the renewal of the network, the opening up of new stations and the regulations of the operations of service stations on matters such as automation, working hours and non oil activities.

Petroleum product prices. Petroleum product prices were completely deregulated in May 1994 and are now freely established by operators. Oil and gas companies periodically report their recommended prices to the Ministry of Productive Activities; such recommendations are considered by service station operators in establishing retail prices for petroleum products.

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

Compulsory stocks. According to Legislative Decree of January 31, 2001, No. 22 ("Decree 22/2001") enacting European Directive No. 98/1993 (which regulates the obligation of member states to keep a minimum amount of stocks of crude oil and/or petroleum products) compulsory stocks, must be at least equal to the quantities required by 90 days of consumption of the Italian market (net of oil products obtained by domestically produced oil). In order to satisfy the agreement with the International Energy Agency (Law No. 883/1977), Decree 22/2001 increased the level of compulsory stocks to reach at least 90 days of net import, including a 10% deduction for minimum operational requirements. Decree 22/2001 states that compulsory stocks are determined each year by a decree of the Minister of Productive Activities based on domestic consumption data of the previous year, defining also the amounts to be held by each oil company on a site-by-site basis.

At December 31, 2007 Eni owned 7 mmtonnes of oil products inventories, of which 4.8 mmtonnes as "compulsory stocks", 1.4 mmtonnes related to operating inventories in refineries and depots (including 0.2 mmtonnes of oil products contained in facilities and pipelines), 0.4 mmtonnes related to oil products contained in ships and 0.4 mmtonnes related to specialty products.

Eni’s compulsory stocks (at December 31, 2007) were held in term of crude oil (35%), light and medium distillates (41%), fuel oil (19%) and other products (5%) and they were located throughout the Italian territory both in refineries (73%) and in storage sites (27%).

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

Organizational Structure

Eni SpA is the parent company of the Eni Group. As of December 31, 2007, there were 341 subsidiaries, of which 257 were fully consolidated and 84 entities were accounted for under the equity or cost method. For a list of subsidiaries of the Company, see "Exibit 8 – List of Eni’s fully consolidated subsidiaries for year 2007".

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section is the Company’s analysis of its financial performance and of significant trends that may affect its future performance. It should be read in conjunction with the Key Information presented in Item 3 and the Consolidated Financial Statements and related Notes thereto included in Item 18. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and IFRS as adopted by the European Union.

This section contains forward-looking statements which are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see the cautionary statement concerning forward-looking statements on page iii.

Executive Summary

In 2007, net profit attributable to Eni amounted to euro 10,011 million, representing an increase of 8.6% from 2006.

Operating profit in 2007 amounted to euro 18,868 million, down 2.4% from 2006, mainly reflecting lower operating profit reported by the Exploration & Production segment, down euro 1,792 million from 2006, or 11.5%. This reduction was mainly due to a negative impact of the appreciation of the euro against the dollar, rising operating costs and amortization charges, higher exploration expenditures and lower production volumes. These negative factors were partly offset by improved operating profit recorded by:

(i)	the Refining & Marketing segment, which reported an increase in operating profit of euro 410 million over 2006. This improvement mainly reflected a gain deriving from the impact of higher year-end prices on the valuation of year-end inventories of oil and refined products under the weighted-average cost method of accounting. This method of accounting for inventories of oil, gas and products implies a high degree of volatility in Eni’s results of operations for the Refining & Marketing segment as inventory valuation is based on current market prices. This positive effect was partly offset by lower realized refining margins, mainly for complex refineries, and the appreciation of the euro over the dollar;
(ii)	the Engineering & Construction segment, which reported an increase in operating profit of euro 332 million over 2006. This increase mainly reflected an improved underlying performance against the backdrop of favorable market trends; and

(iii)	the Gas & Power segment, which reported increased operating profit of euro 325 million over 2006. This improvement mainly reflected a positive development with Italy’s regulatory framework on gas pricing to residential clients and resellers and an improved operating performance delivered by the regulated business in Italy.

Eni’s net profit for the year was supported by lower income taxes, down euro 1,349 million, mainly reflecting a one-time gain due to implementation of certain changes to the tax regime applicable to Italian subsidiaries (net gain of euro 394 million) as well as recognition of certain deferred tax liabilities in the previous year in connection with changes in the tax regime applicable to certain of the Group’s oil and gas operations (totaling euro 347 million). Higher income from equity-accounted entities and gains on divestments were recorded (up euro 340 million). These positives were partly offset by higher net interest expenses mainly due to an increased level of net borrowings (up euro 244 million).

Net cash provided by operating activities of euro 15,517 million, coupled with cash from divestments (euro 659 million), was used to partially fund the cash outflows related to: (i) capital and exploratory expenditures totaling euro 10,593 million; (ii) the acquisition of investments and businesses (euro 9,665 million); and (iii) a dividend distribution to Eni’s shareholders (euro 4,583 million) and Eni share repurchases (euro 680 million), as well as minority dividend payments and share repurchases relating mainly to the listed subsidiaries Snam Rete Gas SpA and Saipem SpA (totaling euro 647 million).

As of December 31, 2007 net borrowings amounted to euro 16,327 million, a euro 9,560 million increase over 2006, more than 100%, reflecting the large amount of capital expenditures and acquisitions executed in the year which was only partially funded with cash flows from operations.

On the basis of the results achieved, Eni’s management proposed to the Annual Shareholders’ Meeting the distribution of a dividend of euro 1.30 per share, of which euro 0.60 was already paid as interim dividend in October 2007. This dividend is 4% higher than in 2006 (euro 1.25 per share) and was approved by the Annual Shareholders’ Meeting on April 29, 2008.

Eni’s oil and gas production for the year (on an available for sale basis) decreased by 2.1% from 2006 to 1,684 KBOE/d. This result was affected by:

(i)	disruptions in Nigeria due to social unrest (down 25 KBOE/d compared to 2006);
(ii)	unplanned downtime and technical issues in the North Sea and mature field declines, particularly in Italy and the United Kingdom; and
(iii)	lower entitlements in certain Production Sharing Agreements (PSAs) and similar contractual schemes (down 15 KBOE/d compared to 2006) due to higher oil prices. Under such contracts, Eni is entitled to fixed monetary amounts to recover the expenses incurred for the development of the relevant properties and as a consequence of higher oil prices, the volumes entitled necessary to cover the same amount of expenses are lower.

These negative factors were offset in part by the contribution of acquired assets in the Gulf of Mexico and Congo (up 45 KBOE/d on annual average) and underlying production growth in Libya, Egypt and Kazakhstan.

On January 14, 2008, the international partners of the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed a memorandum of understanding to settle a dispute commenced in August 2007 regarding conditions and rights for developing and exploiting the Kashagan field. For a more detailed discussion of the term of the agreement see "Item 4 – Exploration & Production – Kazakhstan".

Worldwide gas sales in 2007 amounted to 98.96 BCM, up approximately 1% from 2006 due to growth achieved on international markets, particularly in the main consumption target areas in the rest of Europe (up 3.64 BCM) and outside Europe (up 0.91 BCM), offset in part by lower sales to Italian importers (down 3.43 BCM) and to the domestic market (down 0.96 BCM).

Capital expenditures in 2007 amounted to euro 10,593 million (as compared to euro 7,833 million in 2006), of which 84.7% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and mainly regarded:

(i)	development activities (euro 4,788 million) mainly in Kazakhstan, Angola, Egypt, Italy and Congo;
(ii)	exploration projects (euro 1,659 million), of which 94% was spent outside Italy, primarily in the Gulf of Mexico, Egypt, Brazil, Norway and Nigeria;
(iii)	development and upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 886 million) and upgrading of natural gas import pipelines to Italy (euro 253 million);
(iv)	ongoing construction of combined cycle power plants (euro 175 million);
(v)	the Refining & Marketing segment (euro 979 million) for projects aimed at upgrading the conversion capacity and flexibility of refineries, including construction of a new hydrocracking unit at the Sannazzaro refinery, building of new service stations and upgrading of existing ones; and
(vi)	upgrading of the fleet used in the Engineering & Construction segment (euro 1,410 million).

In 2007, Eni successfully executed a number of strategic acquisitions and deals that strengthen its competitive position in certain important markets to the Company. Total cash outlays for these acquisitions amounted to euro 9.7 billion mainly related to the purchase of oil and gas assets in the Gulf of Mexico and onshore Congo; the purchase of certain equity-investments in Russia; a stake in the Angola LNG Ltd Consortium responsible for the construction of an LNG plant; refining and marketing assets in the Czech Republic, Slovakia and Hungary, as well as a stake in the independent British company Burren Energy Plc following a recommended cash offer on the entire share capital of this entity launched in November 2007. This deal closed in January 2008.

In the 2008-2011 period, Eni expects to invest approximately euro 49.8 billion in capital expenditures and exploration projects to implement its strategy of organic growth.

Margin5

Margin: the difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemical products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Trading Environment

2005	2006	2007

Average price of Brent dated crude oil in U.S. dollars (1)	54.38	65.14	72.52
Average price of Brent dated crude oil in euro (2)	43.71	51.86	52.90
Average EUR/USD exchange rate (3)	1.244	1.256	1.371
Average European refining margin in U.S. dollars (4)	5.78	3.79	4.52
Euribor - three month euro rate % (3)	2.2	3.1	4.3

(1)	Price per barrel. Source: Platt’s Oilgram.
(2)	Price per barrel. Source: Eni’s calculations based on Platt’s Oilgram data for Brent prices and the EUR/USD exchange rate reported by the European Central Bank (ECB).
(3)	Source: ECB.
(4)	Price per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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

In 2007, the trading environment was unfavorable to Eni’s business trends and results of operations due to the appreciation of the euro over the dollar (up 9.2% as compared to 2006) and sharply lower realized refining margins reflecting a decrease in sour crude discounts that affected Eni’s complex refineries. This decrease was driven by a relatively higher appreciation of sour crudes on the marketplace compared to Brent prices due to a situation of shortage, particularly in the Mediterranean basin, and rising demand. Also Eni’s refining margins were affected by the circumstance that margins on certain secondary products (particularly base lubricants and bitumen) were lower as the prices for these products did not increase in proportion to the cost of feedstock used to produce them. These negatives were partly offset by higher Brent crude oil prices averaging 72.52 $/BL for the year (up 11.3% as compared to 2006) which supported Eni’s realizations on oil (up 12.7% in dollar terms) in the Exploration & Production business. Eni’s realizations on oil were higher than Brent crude oil prices due to a reduction in sour crude discounts. Operating performance in the Engineering & Construction business was supported by robust demand trends for drilling and construction services driven by higher capital expenditures made by oil companies resulting in higher volumes and unit tariffs.

_______________

(5)	This definition applies to the term margin whenever used in Item 5.

Key Consolidated Financial Data

2005	2006	2007

(million euro)
Net sales from operations		73,728	86,105	87,256
Operating profit		16,827	19,327	18,868
Net profit attributable to Eni		8,788	9,217	10,011
Net cash provided by operating activities		14,936	17,001	15,517
Capital expenditures		7,414	7,833	10,593
Acquisitions of investments and businesses		127	95	9,665
Shareholders’ equity including minority interest at year end		39,217	41,199	42,867
Net borrowings at year end (1)		10,475	6,767	16,327
Net profit per share attributable to Eni (basic and diluted)	(euro per share)	2.34	2.49	2.73
Dividend per share	(euro per share)	1.10	1.25	1.30
Net borrowings to total shareholders’ equity ratio including minority interest (leverage) (1)		0.27	0.16	0.38

(1)	For a discussion of the usefulness of and a reconciliation of these non-GAAP financial measures with the most directly comparable GAAP financial measures, which in the case of the Company refers to IFRS, see "Liquidity and Capital Resources - Financial Conditions" below.

Critical Accounting Estimates

The Company’s Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and IFRS issued by the IASB as adopted by the European Union. These require the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements. Estimates made are based on complex and subjective judgments and on past experience of other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the Company uses its best estimates and judgments, actual results could differ significantly from the estimates and assumptions used. A summary of significant estimates follows.

Oil and gas activities

Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate can be produced with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that must be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.

Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage, all booked reserves will be classified as proved undeveloped. Volumes will subsequently be reclassified from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production Sharing Agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.

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

Assuming all other variables are held constant, an increase in estimated proved developed reserves for each field decreases depreciation, depletion and amortization expense. Conversely, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether or not property impairment is to be carried out. The larger the volumes of estimated reserves, the lower is the likelihood of asset impairment.

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

For oil and natural gas properties, the expected future cash flows are estimated, principally, based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions on: future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

Oil, natural gas and petroleum products prices used to quantify expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. Prior to 2007, our expected future cash flow estimates were entirely based upon management’s planning assumptions.

Goodwill and other intangible assets with an indefinite useful life are not subject to amortization. The Company tests such assets at the cash-generating unit level for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In particular, goodwill impairment is based on the determination of the fair value of each cash-generating unit to which goodwill can be attributed on a reasonable and consistent basis.

A cash generating unit is the smallest aggregate on which the Company, directly or indirectly, evaluates the return on the capital expenditures. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

Asset Retirement Obligations

Obligations to remove tangible equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded presently in the consolidated financial statements. Estimating future asset retirement obligations is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal.

In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the countries where Eni operates, as well as political, environmental, safety and public expectations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligation in the period when it is incurred (typically, at the time, the asset is installed at the production location).

When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (interest accretion) and any change of the estimates following the modification of future cash flows and discount rate adopted.

The recognized asset retirement obligations are based on future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business Combinations

Accounting for business combinations requires the allocation of the Company’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. Any positive residual difference is recognized as "Goodwill". Negative residual differences are credited to the profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

Environmental liabilities

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities, including legislation that implements international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated. Although management, considering the actions already taken, insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to:

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

Employee benefits

Defined benefit plans and other long-term benefits are evaluated with reference to uncertain events and based upon actuarial assumptions including discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates and mortality rates. The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows:

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

Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period, that exceed 10% of the greater of: (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan. Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Contingencies

In addition to accruing the estimated costs for environmental liabilities, asset retirement obligations and employee benefits, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue recognition in the Engineering & Construction segment

Revenue recognition in the Engineering & Construction segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducting costs attributable to the contract from contractual revenues. The estimate of future gross profit is based on a complex estimation process that includes the identification of risks related to the geographical region, market conditions in that region and any assessment that it is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Requests for additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving, for instance, from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterparty will accept them.

2005-2007 Group Results of Operations

Overview of the Profit and Loss Account for Three Years Ended December 31, 2005, 2006 and 2007

The table below sets forth a summary of Eni’s profit and loss account for the periods indicated. All line items included in the table below are derived from the Consolidated Financial Statements prepared in accordance with IFRS.

Year ended December 31,
2005	2006	2007

(million euro)
Net sales from operations	73,728	86,105	87,256
Other income and revenues (1)	798	783	827

Total revenues	74,526	86,888	88,083
Operating expenses	(51,918)	(61,140)	(61,979)
Depreciation, depletion, amortization and impairments	(5,781)	(6,421)	(7,236)

OPERATING PROFIT	16,827	19,327	18,868
Finance income (expense)	(366)	161	(83)
Income from investments	914	903	1,243

PROFIT BEFORE INCOME TAXES	17,375	20,391	20,028
Income taxes	(8,128)	(10,568)	(9,219)

NET PROFIT	9,247	9,823	10,809
Attributable to:
- Eni	8,788	9,217	10,011
- minority interest	459	606	798

(1)	Includes, among other things, contract penalties, income from contract cancellations, gains on disposal of mineral rights and other fixed assets, compensation for damages and indemnities and other income

The table below sets forth certain income statement items as a percentage of net sales from operations for the periods indicated.

Year ended December 31,
2005	2006	2007

(%)
Operating expenses	70.4	71.0	71.0
Depreciation, depletion, amortization and impairments	7.8	7.5	8.3
OPERATING PROFIT	22.8	22.4	21.6

2007 compared to 2006. Net profit attributable to Eni in 2007 was euro 10,011 million with a euro 794 million increase from 2006 (up 8.6%), primarily due to:

(i)	lower income taxes (down euro 1,349 million) mainly reflecting:
-	a one-time gain (euro 394 million) recorded upon an adjustment to deferred tax assets and liabilities for Italian subsidiaries relating to certain amendments to the Italian tax regime, including a lower statutory tax rate enacted by the 2008 Budget Law; and
-	the circumstance that in 2006 deferred tax liabilities were recorded due to changes in the tax regimes of Algeria and the United Kingdom and charges regarding disputes on certain tax matters (totaling euro 347 million);
(ii)	an increase in net income from investments, up euro 340 million, mainly due to net gains on the divestment of interests in certain associates of the Engineering & Construction segment and higher earnings from equity-accounted and cost-accounted entities.

These positive factors were partly offset by a lower operating profit (down euro 459 million) mainly in the Exploration & Production segment (down euro 1,792 million) and higher net finance charges (up euro 244 million as a result of the increase registered in average net borrowings).

2006 compared to 2005. Net profit attributable to Eni in 2006 was euro 9,217 million with a euro 429 million increase from 2005 (up 4.9%) reflecting an increase in operating profit (up euro 2,500 million) recorded in particular in the Exploration & Production segment, due to higher realized hydrocarbon prices in dollars (oil up 22.4% and natural gas up 17.8%) combined with increased production volumes sold (up 10.2 mmBOE), which were offset in part by higher operating costs and amortization charges, and increased exploration expenses. Operating profit increased also in the Gas & Power and Engineering & Construction segments (up euro 481 and euro 198 million, respectively) and lower restructuring charges were recognized in the Other activities segment (up euro 312 million). These increases were offset in part by a decrease in the operating profit of the Refining & Marketing segment (down euro 1,538 million) due to the circumstance that in 2005 an inventory holding gain of euro 1,064 million was recorded in connection with the impact of rising international prices of oil and refined products on the inventory evaluation according to the weighted-average cost method of inventory accounting, as compared to a euro 215 million inventory holding loss reported in 2006 as a result of a reversal in the trend of refined product and oil prices.

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

Discontinued Operations

Discontinued operations in 2007, 2006 and 2005 were immaterial.

Analysis of the Line Items of the Profit and Loss Account

a) Total Revenues

Eni’s total revenues were euro 88,083, euro 86,888 and euro 74,526 million in 2007, 2006 and 2005, respectively. Total revenues consist of net sales from operations and other income and revenues. Eni’s net sales from operations amounted to euro 87,256, euro 86,105 and euro 73,728 million in 2007, 2006 and 2005, respectively, and its other income and revenues totaled euro 827, euro 783 and euro 798 million, respectively, in these periods.

Net sales from operations

The table below sets forth, for the periods indicated, the net sales from operations generated by each of Eni’s business segments including intragroup sales, together with consolidated net sales from operations.

Year ended December 31,
2005	2006	2007

(million euro)
Exploration & Production	22,531	27,173	27,278
Gas & Power	22,969	28,368	27,633
Refining & Marketing	33,732	38,210	36,401
Petrochemicals	6,255	6,823	6,934
Engineering & Construction	5,733	6,979	8,678
Other activities	863	823	205
Corporate and financial companies	1,239	1,174	1,313
Consolidation adjustment (1)	(19,594)	(23,445)	(21,186)

	73,728	86,105	87,256

(1)	Intragroup sales are included in net sales from operations in order to give a more meaningful indication as to the volume of the activities to which sales from operations by segment may be related. The most substantial intragroup sales are recorded by the Exploration & Production segment. See Note 35 to the Consolidated Financial Statements for a breakdown of intragroup sales by segment for the reported years.

2007 compared to 2006. Eni’s net sales from operations for 2007 (euro 87,256 million) were up euro 1,151 million, a 1.3% increase from 2006, primarily reflecting higher revenues in the Engineering & Construction segment and higher realizations on oil and natural gas in dollar terms, partially offset by the impact of the appreciation of the euro versus the dollar (up 9.2%) on revenues in the Refining & Marketing and Exploration & Production segments.

Revenues generated by the Exploration & Production segment (euro 27,278 million) increased by euro 105 million, up 0.4%, mainly due to higher oil realizations in dollars (up 12.7%). This increase was partially offset by the impact of the appreciation of the euro versus the dollar and lower hydrocarbon production sold (down 14.7 mmBOE, or 2.2%). For a discussion on the reduction of production volumes see "Executive Summary".

Revenues generated by the Gas & Power segment (euro 27,633 million) declined by euro 735 million, down 2.6%, mainly due to lower average natural gas prices reflecting negative trends in energy parameters to which gas prices are contractually indexed and a negative shift in the mix of volumes sold resulting in lower average realized prices on gas.

Revenues generated by the Refining & Marketing segment (euro 36,401 million) declined by euro 1,809 million, down 4.7%, mainly due to the effect of the appreciation of the euro over the dollar and lower product volumes marketed (down 0.98 mmtonnes), partly offset by higher international prices for oil and products.

Revenues generated by the Petrochemical segment (euro 6,934 million) increased by euro 111 million from 2006, up 1.6%, reflecting mainly the fact that performance in 2006 was adversely impacted by the unplanned downtime of the Priolo craker and downstream plants as a consequence of an accident that occurred at the nearby refinery in April 2006, resulting in a recovery in production volumes sold (up 4%). Commodity chemicals prices were also up by 4% on average.

Revenues generated by the Engineering & Construction segment (euro 8,678 million) increased by euro 1,699 million, up 24.3%, due to increased activity levels and higher prices in the Offshore and Onshore construction and Offshore drilling businesses due to favorable market trends as discussed under paragraph "Trading Environment".

Revenues generated by the Other activities segment decreased by euro 618 million to euro 205 million, due to the intragroup divestment of the Porto Torres plant for the production of basic petrochemical products to Polimeri Europa, which occurred in 2007.

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

Revenues generated by the Petrochemical segment were euro 6,823 million, up euro 568 million, or 9.1%, primarily reflecting an increase in average selling prices.

Revenues generated by the Engineering & Construction segment were euro 6,979 million, up euro 1,246 million, or 21.7%, primarily reflecting higher activity levels in the Offshore and Onshore construction businesses and a higher utilization rate of vessels and higher tariffs in the Offshore Drilling area

b) Operating Expenses

The table below sets forth the components of Eni’s operating expenses for the periods indicated.

Year ended December 31,
2005	2006	2007

(million euro)
Purchases, services and other	48,567	57,490	58,179
Payroll and related costs	3,351	3,650	3,800
Operating expenses	51,918	61,140	61,979

2007 compared to 2006. Operating expenses for 2007 (euro 61,979 million) increased by euro 839 million from 2006, up 1.4%, mainly due to higher purchase prices for refinery and petrochemical feedstock, as well as rising operating costs in the Exploration & Production segment in dollar terms, partly offset by the appreciation of the euro against the dollar. Purchases, services and other include: (i) an expense of euro 91 million relating to a provision against ongoing antitrust proceedings before the European authorities net of a gain deriving from the reversal of a previously accrued provision upon favorable developments in certain proceedings before the Italian Authority for Electricity and Gas; and (ii) environmental charges (euro 327 million), recognized particularly by Syndial and the Refining & Marketing segment.

Payroll and related costs (euro 3,800 million) increased by euro 150 million, up 4.1%, mainly due to higher unit labor costs in Italy and outside Italy and an increase in the average number of employees outside Italy in the Engineering & Construction segment related to higher activity levels and the Exploration & Production segment related to acquired assets. These increases were offset in part by exchange rate translation differences and a gain (euro 83 million) deriving from the curtailment of the provision for post-retirement benefits existing at 2006 year-end related to obligations towards Italian employees.

2006 compared to 2005. Operating expenses for 2006 (euro 61,140 million) were up euro 9,222 million from 2005, or 17.8%, reflecting primarily: (i) higher prices for oil-based and petrochemical feed-stocks and for natural gas, affected also by higher charges related to the climatic emergency of the first quarter of 2006; (ii) higher operating costs in the Exploration & Production segment, reflecting mainly the higher share of development projects in complex environments and sector-specific inflation; (iii) higher costs for refinery maintenance; and (iv) a provision of euro 239 million related mainly to fines imposed by certain antitrust and regulatory authorities. These negative factors were offset in part by the impact of the appreciation of the euro over the dollar.

Payroll and related costs (euro 3,650 million) were up euro 299 million, or 8.9%, reflecting primarily higher redundancy incentives (up euro 99 million), ordinary wage trends and higher average workforce outside Italy, in particular in the Engineering & Construction segment, partly offset by a reduction in average workforce in Italy.

c) Depreciation, Depletion, Amortization and Impairments

The table below sets forth a breakdown of depreciation, depletion, amortization and impairments by business segment for the periods indicated.

Year ended December 31,
2005	2006	2007

(million euro)
Exploration & Production (1)	3,945	4,646	5,483
Gas & Power	684	687	687
Refining & Marketing	462	434	433
Petrochemicals	118	124	116
Engineering & Construction	176	195	248
Other activities	16	6	4
Corporate and financial companies	112	70	68
Impact of unrealized intragroup profit elimination	(4)	(9)	(10)

Total depreciation, depletion and amortization	5,509	6,153	7,029
Impairments	272	268	207

	5,781	6,421	7,236

(1)	Exploratory expenditures of euro 1,778 million, euro 1,075 million and euro 618 million were included in these amounts for the years 2007, 2006 and 2005, respectively.

2007 compared to 2006. In 2007, depreciation, depletion and amortization charges (euro 7,029 million) increased by euro 876 million, or 14.2%, from 2006, mainly in the Exploration & Production segment (up euro 837 million) related to higher exploratory expenditures that are expensed in full when incurred (euro 703 million), the consolidation of activities acquired in the Gulf of Mexico and Congo and the impact on amortization charges of an estimate revision of asset retirement obligations for certain Italian and U.S. fields recognized upon preparation of 2006 consolidated financial statements which was applied prospectively, offset in part by exchange rate translation differences.

In 2007, impairment charges amounted to euro 207 million mainly regarding mineral assets in the Exploration & Production segment and plants and equipment in the Refining & Marketing segment.

2006 compared to 2005. In 2006, depreciation, depletion and amortization charges (euro 6,153 million) increased by euro 644 million, or 11.7%, from 2005 mainly in the Exploration & Production segment (euro 701 million) reflecting primarily higher exploration expenditure and increased development costs incurred for developing new fields and maintaining production levels in mature fields combined with the effects of higher production levels.

Impairments (euro 268 million) concerned mainly mineral assets in the Exploration & Production segment (euro 129 million), intangible assets in the Gas & Power segment and tangible assets in the Petrochemical segment.

d) Operating Profit by Segment

The table below sets forth Eni’s operating profit by business segment for the periods indicated.

Year ended December 31,
2005	2006	2007

(million euro)
Exploration & Production	12,592	15,580	13,788
Gas & Power	3,321	3,802	4,127
Refining & Marketing	1,857	319	729
Petrochemicals	202	172	74
Engineering & Construction	307	505	837
Other activities	(934)	(622)	(444)
Corporate and financial companies	(377)	(296)	(217)
Impact of unrealized intragroup profit elimination	(141)	(133)	(26)

Operating profit	16,827	19,327	18,868

The table below sets forth operating profit for each of Eni’s principal business segments as a percentage of each segment’s net sales from operations (including intragroup sales) for the periods presented.

Year ended December 31,
2005	2006	2007

(%)
Exploration & Production	55.9	57.3	50.5
Gas & Power	14.5	13.4	14.9
Refining & Marketing	5.5	0.8	2.0
Petrochemicals	3.2	2.5	1.1
Engineering & Construction	5.4	7.2	9.6

Group	22.8	22.4	21.6

Exploration & Production. Operating profit in 2007 amounted to euro 13,788 million, down euro 1,792 million from 2006, or 11.5%, reflecting: (i) the appreciation of the euro over the dollar (approximately euro 1,400 million), resulting in a decrease in revenues partly offset by lower dollar-denominated operating expenses when translated to the euro; (ii) lower production volumes sold (down 14.7 mmBOE, or 2%). For a discussion of this reduction in production see "Executive Summary" above; (iii) increased exploration expenses in connection with higher geological and geophysical expenses and increased exploratory drilling expenditures that are expensed in full as incurred (resulting in a cumulative increase of euro 840 million assuming constant exchange rates); (iv) rising operating costs reflecting the impact of sector-specific inflation; and (v) higher amortization and depreciation charges. These negatives were partly offset by higher realizations in dollars (oil up 12.7%, natural gas up 2.2%). For a discussion of trend in Eni’s realizations see "Trading Environment".

Operating profit in 2006 amounted to euro 15,580 million, up euro 2,988 million from 2005, or 23.7%, reflecting higher realizations in dollars (oil up 22.4%, natural gas up 17.8%) combined with higher production volumes sold (up 10.2 mmBOE, or 1.7%), partly offset by: (i) increased production costs and amortization charges related in particular to higher cost incurred in developing new fields and maintaining production levels at mature fields and sector-specific inflation; (ii) increased exploration expenses (euro 457 million, including exchange rate differences); and (iii) the negative net impact of the appreciation of the euro over the dollar (approximately euro 155 million), as a decrease in revenues due to exchange rate differences was only partly offset by a decrease in operating costs and amortization charges.

Gas & Power. Operating profit in 2007 amounted to euro 4,127 million, a euro 325 million increase compared to 2006, up 8.5%, reflecting: (i) a positive development with Italy’s regulatory framework on gas pricing to residential clients, reflecting a more favorable indexation mechanism of the raw material cost component as established by the Authority for Electricity and Gas with Resolution No. 79/2007, changing the regime in force in the first half of 2006 as established by Resolution No. 248/2004. Additionally, Eni fulfilled obligations provided by this resolution to renegotiate contracts with certain gas resellers based on the same indexation mechanism resulting in the partial reversal of provisions accrued in 2005 and in the first half of 2006 with respect to expected charges for these renegotiations. An in-depth discussion of these regulations is provided under "Item 4 – Regulation of Gas & Power – Natural gas prices"; (ii) higher supply costs incurred in 2006 caused by a climatic emergency during the 2005-2006 winter; and (iii) an increase in operating result from transportation activities in Italy.

Operating profit in 2006 amounted to euro 3,802 million, a euro 481 million increase compared to 2005, up 14.5%, reflecting: (i) higher selling margins on natural gas due to a favorable trading environment; (ii) a lower impact of the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 248/2004 as modified by Resolution No. 134/2006 enacted on July 1, 2006. Resolution No. 134/2006, mitigated the impact of the indexation mechanism provided for by Resolution No. 248/2004 and, additionally, established that the impact of Resolution No. 248 on 2005 be split among gas supplier and wholesaler in case the former renegotiated gas supply contracts based on the terms of Resolution No. 248/2004. As a consequence, Eni partly reversed a provision accrued in its 2005 consolidated financial statements with respect to Resolution No. 248 having fulfilled the renegotiation obligation set forth by Resolution No. 134/2006 (see "Item 4 – Regulation of Gas & Power – Natural gas prices"); and (iii) a growth in natural gas sales by consolidated subsidiaries (up 3.14 BCM, or 3.8%), in volumes transported outside Italy due to the coming on line of volumes transported through the GreenStream pipeline from Libya, and in electricity production sold (up 2.05 TWh, or 9%). Furthermore, the comparison of the operating result for 2007 to 2006 result benefits from the circumstance that in 2005 a provision pertaining to a fine imposed by the Italian Antitrust Authority was accrued for euro 290 million, partly offset by the circumstance that in 2006 a provision to the risk reserve regarding mainly certain fines imposed by the Authority for Electricity and Gas, and higher asset impairments environmental charges and provisions for redundancy incentives were recorded (for a cumulative amount euro 147 million).

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

Refining & Marketing. Operating profit in 2007 amounted to euro 729 million, a euro 410 million increase compared to 2006, mainly due to: (i) an inventory holding gain of approximately euro 650 million recognized in 2007 profit and loss reflecting the impact of rising prices of crude oil and products on the valuation of year-end inventories using to the weighted average-cost method of inventory accounting. In 2006, an inventory holding loss of approximately euro 220 million had been recorded in connection with the impact of declining prices of oil and refined products; and (ii) the circumstance that in 2006 a provision was made for a fine imposed by the Italian Antitrust Authority for anti-competitive activities in the field of supplies of jet fuel (euro 109 million).

On the negative side, the refining business delivered a weaker operating performance on the back of an unfavorable trading environment for Eni’s complex refineries, reflecting reduced discounts on sour crudes, lower margins from certain of the Company’s secondary products (such as base lubricants and bitumen) as the prices for these products did not increase in proportion to the costs of the feedstock used to produce them and the appreciation of the euro over the dollar. Marketing activities in Italy also reported a lower operating profit mainly due to: (i) lower retail margins on refined products marketed on Eni’s networks due to increased international prices for purchasing those products which were net fully transferred to selling prices to customers; and (ii) a decline in the wholesale business results due to lower margins and volumes marketed (down 1.8% over 2006), the latter also reflecting unusually mild winter weather in the first quarter of 2007 causing lower sales of home-heating fuels.

Operating profit in 2006 amounted to euro 319 million, a euro 1,538 million decrease compared to 2005, down 82.8%, due essentially to: (i) the circumstance that in 2005 an inventory holding gain of approximately euro 1,100 million was recorded in connection with the impact of rising international prices of oil and refined products on the inventory evaluation according to the weighted-average cost method of inventory accounting, as compared to an approximately euro 220 million inventory holding loss reported in 2006 as a result of a reversal in the trend of refined product and oil prices; (ii) lower realized refining margins reflecting an unfavorable trading environment and the appreciation of the euro versus the dollar, combined with the impact of longer refinery standstills due to planned maintenance, partly offset by the higher profitability of processed crude; (iii) a decline in the operating performance of Italian marketing activities due to lower volumes sold which were negatively affected by the mild weather conditions registered in the fourth quarter and the divestment of Italiana Petroli carried out in September 2005; (iv) environmental provisions (euro 111 million); (v) a fine imposed by the Italian Antitrust Authority (euro 109 million); and (vi) provisions for redundancy incentives (euro 47 million).

On the positive side, marketing activities in the rest of Europe recorded improved results reflecting higher retail margins and higher volumes sold.

Petrochemicals. Operating profit in 2007 amounted to euro 74 million, a euro 98 million decrease compared to 2006, down 57%, due to lower selling margins of commodity chemicals, particularly the margin on cracker and on aromatic products (paraxylene), reflecting a sharp increase in the cost of oil-based feedstock which was not fully transferred to final selling prices. This negative was partly offset by: (i) higher production and sales volumes compared to 2006, when an accident occurred at the Priolo refinery which heavily impacted performance; and (ii) lower asset impairments (euro 50 million) and risk provisions (euro 31 million). In addition, a lower inventory holding gain was recorded (down euro 54 million).

Operating profit in 2006 amounted to euro 172 million, a euro 30 million decrease compared to 2005, down 14.9%, due to: (i) lower selling margins recorded mainly in the first half of the year. This decline affected all businesses with the exception of polyethylene, owing to increases in the cost of oil-based feed-stocks not transferred to selling prices; and (ii) higher asset impairments (euro 21 million), higher redundancy incentives (euro 15 million) and a risk provision related to a fine imposed by the European Antitrust Authority (euro 13 million). Results for the year were also negatively impacted by the accident that occurred at the Priolo refinery in April resulting in lower product availability.

Engineering & Construction. Operating profit in 2007 amounted to euro 837 million, a euro 332 million increase compared to 2005, or 65.7%. This increase related to an improved operating performance recorded in all business areas, particularly in the Offshore and Onshore construction and Offshore drilling businesses due to higher activity levels and improved prices driven by favorable demand trends. See "Trading Environment". Management expects this trend to continue in the foreseeable future based on capital expenditure plans announced by oil companies.

Operating profit in 2006 amounted to euro 505 million, a euro 198 million increase compared to 2005, up 64.5%. This increase was recorded in particular in the following business areas: (i) Offshore, due to a higher activity level in the Caspian region and Nigeria; (ii) Offshore Drilling, due to higher tariffs for the Scarabeo 3 and Scarabeo 5 semi-submersible platforms and higher activity levels of the Perro Negro 5 jack-up and Scarabeo 4 semi-

submersible platform; and (iii) Onshore due to higher activity related essentially to the start up of some large projects acquired in 2005.

Other activities. This reporting segment includes the results of operations of Eni’s subsidiary Syndial which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited in past years.

Other activities reported an operating loss of euro 444 million for 2007, representing an improvement of euro 178 million, or 28.6%, compared to an operating loss recorded in 2006 (euro 622 million) mainly due to lower provisions for risks and lower asset impairments (for a cumulative positive effect of euro 78 million) and to a gain recognized upon settlement of certain contractual issues with Dow Chemical. This was partly offset by higher environmental charges (euro 84 million).

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

Corporate and financial companies. These activities include expenses incurred in connection with corporate activities including the central treasury department and financial subsidiaries that makes available a range of financial services to the Group, including supporting the financing of Eni’s projects around the world, as well as results from operations of certain of Eni’s minor subsidiaries that provide a range of services including training, business support, real estate and general purposes services to Group’s companies.

The aggregate Corporate and financial companies reported an operating loss of euro 217 million in 2007, representing an improvement of euro 79 million, or 26.7%, compared to the loss recorded in 2006 (euro 296 million), mainly reflecting lower operating costs and lower provisions for redundancy incentives.

The aggregate Corporate and financial companies reported an operating loss of euro 296 million in 2006, representing an improvement of euro 81 million, or 21.5%, compared to the loss recorded in 2005 (euro 377 million), due essentially to lower operating costs and lower risk provisions.

e) Finance Income (Expense)

The table below sets forth a breakdown of Eni’s finance income (expense) for the periods indicated:

Year ended December 31,
2005	2006	2007

(million euro)
Gain (loss) on derivative financial instruments	(386)	383	26
Exchange differences, net	169	(152)	(51)
Interest income	60	194	236
Finance expense on short and long-term debt	(420)	(462)	(703)
Finance expense due to passage of time	(109)	(116)	(186)
Income from equity instruments			188
Other finance income (expense)	161	198	227
	(525)	45	(263)
Capitalized finance expense	159	116	180

	(366)	161	(83)

2007 compared to 2006. In 2007, net finance expense (euro 83 million) increased by euro 244 million from 2006 when a net finance income of euro 161 million was recorded. This change was mainly due to:

(i)	the recognition of significantly lower gains on the fair value valuation of certain financial derivative instruments that do not meet the formal criteria to be assessed as hedges under IFRS, including the ineffective portion of a change in fair value of certain commodity derivatives designated as cash flow hedges resulting in a loss of euro 52 million.

Eni entered into those commodity instruments to hedge the exposure to variability in future cash flows deriving from marketing an amount of Eni’s proved reserves equal to 2% of proved reserves as of December 31, 2006 (corresponding to approximately 125.7 mmBOE). These hedging transactions were undertaken in connection with the acquisitions executed in 2007 of proved and unproved properties in

Congo and in the Gulf of Mexico. Eni put in place certain forward sale contracts at a fixed price and call and put options with the same date of exercise. These options can be exercised in presence of crude oil market prices higher or lower compared with preset contractual prices. The effective portion of the change in fair value of these hedges was directly recognized in equity and amounted to a loss of approximately euro 1.3 billion net of the related tax benefit with a corresponding increase in other current and non-current liabilities; and
(ii)	an increase in net finance expenses as a result of the increase registered in average net borrowings, as well as the impact of higher interest rates on euro (Euribor up 1.2 percentage points) and dollar loans (Libor up 0.1 percentage points). In 2007, net borrowings amounted to euro 16,327 million, a euro 9,560 million increase over 2006, more than 100%, reflecting the large amount of capital expenditures and acquisitions executed in the year which was only partially funded with cash flows from operations.

These negatives were partly offset by a net gain of euro 188 million recognized in connection with fair value valuation recorded through profit and loss of both a 20% interest in OAO Gazprom Neft that Eni acquired on April 4, 2007 following finalization of a bid within the Yukos liquidation procedure, and the related call option granted by Eni to Gazprom related to this investment. This call option is exercisable within 24 months from the acquisition date, at a price of $3.7 billion equaling the bid price, as modified by subtracting dividends received and adding possible share capital increases, a contractual remuneration of 9.4% on the capital employed and additional financing costs. The net gain recognized through profit and loss equaled the remuneration of the capital employed by Eni in the transaction according to the contractual arrangements between the two partners. This accounting treatment is in accordance with the fair value option provided by IAS 39. Eni elected this accounting treatment to eliminate a recognition inconsistency that would otherwise arise from measuring the 20% interest in OAO Gazprom Neft and the related call option on different bases. In fact, the call option granted to Gazprom is measured at fair value through profit or loss being a derivative instrument. The fair value valuation of the 20% interest in OAO Gazprom Neft was based on quoted market prices as this entity is currently listed on the London Stock Exchange.

2006 compared to 2005. Net finance income (euro 161 million) was up euro 527 million from 2005 when net finance expenses of euro 366 million were recorded. The change reflected: (i) gains arising from the fair value valuation of financial derivative instruments recorded in the profit and loss account instead of being recognized on the balance sheet in connection with related assets, liabilities and commitments because Eni’s financial derivative instruments do not meet the formal criteria to be assessed as hedging instruments under IFRS. These gains were partially offset by the impact of exchange rates differences which were recorded in connection with certain assets or liabilities (said exchange rate differences reversed from a net gain of euro 169 million in 2005 to a net loss of euro 152 million in 2006); and (ii) higher interest income deriving from a higher average availability of cash and cash equivalents offset in part by the impact of higher interest rates on dollar loans (Libor up 1.7 percentage points) and on euro loans (Euribor up 0.9 percentage points).

f) Income from Investments

2007 compared to 2006. Income from investments in 2007 was euro 1,243 million and was mainly related to: (i) Eni’s share of profit (loss) of equity-accounted affiliates (euro 773 million), particularly in the Gas & Power, Refining & Marketing and Engineering & Construction segments; (ii) net gains on the divestment of interests in Haldor Topsøe AS and Camom Group (totaling euro 290 million) in the Engineering & Construction segment; and (iii) dividends received by affiliates accounted for at cost (euro 170 million).

The euro 340 million increase in income from investments from 2006 was due essentially to higher gains on disposals of interests in the Engineering & Construction segment and higher dividends distributed in particular by Nigeria LNG, whose effects were offset in part by lower results of operations of affiliates.

2006 compared to 2005. Income from investments in 2006 was euro 903 million and concerned primarily: (i) Eni’s share of profit of affiliates accounted for under the equity method (euro 795 million), in particular affiliates in the Gas & Power and Refining & Marketing segments. The equity result recorded by Eni on its affiliate Galp Energia SGPS SA reflected a gain recorded by Galp in its statutory accounts on the sale of certain regulated assets in the natural gas business to Rede Eléctrica Nacional in Portugal. Eni’s share of the gain was euro 73 million; (ii) dividends received by affiliates accounted for at cost (euro 98 million, of which euro 56 million related to Nigeria LNG); and (iii) net gains on disposal (euro 18 million).

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

g) Income Taxes

2007 compared to 2006. Income taxes were euro 9,219 million down euro 1,349 million, or 12.8%, mainly reflecting an adjustment to deferred tax assets and liabilities for Italian subsidiaries relating to certain amendments to the Italian tax regime, including a lower statutory tax rate enacted by the 2008 Budget Law (of net euro 394 million), as well as the circumstance that in 2006 deferred tax liabilities were recorded due to changes in the tax regimes of Algeria and the United Kingdom and charges regarding disputes on certain tax matters (totaling euro 347 million).

Specifically, the adjustment to deferred tax assets and liabilities for Italian subsidiaries was recognized in connection with certain amendments to the Italian tax regime enacted by the 2008 Budget Law. These included a lower statutory tax rate (IRES from 33% to 27.5%, IRAP from 4.25% to 3.9%) effective January 1, 2008, and an option regarding the increase of the tax bases of certain tangible and other assets to their financial statements carrying amounts by paying a special tax with a rate lower than the statutory tax rate. The Group effective tax rate (46%) declined by 5.8 percentage points from 2006 (51.8%) reflecting: (i) a lower share of profit before taxes generated by the Exploration & Production segment; (ii) the above mentioned adjustment to deferred tax assets and liabilities for Italian subsidiaries; and (iii) the recognition of certain gains on divestment of certain interests which are subject to lower taxation. These positives were partly offset by a higher tax rate recorded in the Exploration & Production segment.

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

h) Minority Interest

2007 compared to 2006. Minority interest was euro 798 million, up euro 192 million from 2006, or 31.7%, and concerned primarily Saipem SpA (euro 514 million) and Snam Rete Gas SpA (euro 268 million). This increase in minority interest mainly reflected the improvement in Saipem’s results of operations.

2006 compared to 2005. Minority interest was euro 606 million, up euro 147 million from 2005, or 32.0%, and concerned primarily Snam Rete Gas SpA (euro 287 million) and Saipem SpA (euro 303 million). This increase in minority interest mainly reflected the improvement in Saipem’s results of operations.

Liquidity and Capital Resources

Eni’s cash requirements for working capital, share buyback, dividends to shareholders, capital expenditures and acquisitions over the past three years were financed primarily by a combination of funds generated from operations, borrowings and divestments of non-strategic assets. The Group continually monitors the balance between cash flow from operating activities and net expenditures targeting a sound and well-balanced financing structure.

The following table summarizes the Group’s cash flows and the principal components of Eni’s change in cash and cash equivalents for the periods indicated.

Year ended December 31,
2005	2006	2007

(million euro)
Net profit	9,247	9,823	10,809
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- depreciation, depletion and amortization and other non monetary items	6,518	5,753	6,346
- net gains on disposal of assets	(220)	(59)	(309)
- dividends, interest, income taxes and other changes	8,471	10,435	8,850

Cash generated from operating profit before changes in working capital	24,016	25,952	25,696
Changes in working capital related to operations	(2,422)	(1,024)	(1,667)
Dividends received, taxes paid, interest (paid) received during the year	(6,658)	(7,927)	(8,512)

Net cash provided by operating activities	14,936	17,001	15,517
Capital expenditures	(7,414)	(7,833)	(10,593)
Acquisition of investments and businesses	(127)	(95)	(9,665)
Disposals	542	328	659
Other cash flow related to investing activities	184	577	(514)
Changes in short and long-term finance debt	(540)	(682)	8,761
Dividends paid and changes in minority interest and reserves	(7,284)	(6,443)	(5,836)
Effect of changes in consolidation and exchange differences	33	(201)	(200)

Change in cash and cash equivalents for the year	330	2,652	(1,871)

Cash and cash equivalents at the beginning of the year	1,003	1,333	3,985
Cash and cash equivalents at year end	1,333	3,985	2,114

The table below sets forth the principal components of Eni’s change in net borrowings (1) for the periods indicated.

Year ended December 31,
2005	2006	2007

(million euro)
Net cash provided by operating activities	14,936	17,001	15,517
Capital expenditures	(7,414)	(7,833)	(10,593)
Acquisition of investments and businesses	(127)	(95)	(9,665)
Disposals	542	328	659
Other cash flow related to capital expenditures, investments and divestments	293	361	(35)
Net borrowings (1) of acquired companies	(19)		(244)
Net borrowings (1) of divested companies	21	1
Exchange differences on net borrowings and other changes	(980)	388	637
Dividends paid and changes in minority interest and reserves	(7,284)	(6,443)	(5,836)

Change in net borrowings	(32)	3,708	(9,560)

Net borrowings at the beginning of the year	10,443	10,475	6,767
Net borrowings at year end	10,475	6,767	16,327

(1)	Net borrowings are non-GAAP financial measures. For a discussion of the usefulness of net borrowings and its reconciliation with the most directly comparable IFRS measures which in the case of the Company refers to IFRS, see "Financial Condition" below. No reconciliation has been provided regarding net borrowings of acquired/divested companies as these borrowings mainly refers to finance debt as measured in accordance with IFRS.

Analysis of Certain Components of Eni’s Change in Net Borrowings:

a) Net Cash Generated from Operating Profit before Changes in Working Capital

Net cash generated from operating profit before changes in working capital totaled euro 25,696 million in 2007 and euro 25,952 million in 2006. A euro 256 million decrease from 2006 was recorded in spite of higher net profit that was affected by higher non-cash items mainly recorded in income taxes. See discussion on profit and loss items.

Net profit for 2007 was adjusted to take into account amortization, depletion and depreciation and other non-monetary items (euro 6,346 million), which primarily regarded depreciation, depletion and amortization of tangible and intangible assets (euro 7,029 million), non-monetary charges relating to environmental and risk provisions, impairments of property, plant and equipment and investments (euro 207 million for impairments). Adjustments to net profit also included the addition of a non-cash charge amounting to euro 8,850 million, mainly related to income taxes.

Net profit for 2006 was adjusted to take into account amortization, depletion and depreciation and other non-monetary items (euro 5,753 million), which primarily regarded depreciation and amortization of tangible and intangible assets (euro 6,153 million), non-monetary charges relating to environmental and risk provisions, impairments of property, plant and equipment and investments (euro 268 million for impairments). Adjustments to net profit also included the addition of a non-cash charge amounting to euro 10,435 million, mainly related to income taxes.

b) Changes in Working Capital related to Operations

In 2007, the decrease in net working capital of euro 1,667 million was mainly due to: (i) an increase in the carrying amount of inventories (euro 747 million) in connection with the valuation of inventories of refined products under the weighted-average cost method of accounting; and (ii) a euro 379 million increase in trade receivables. This increase was partly offset by an increase in trade payables (euro 564 million).

In 2006, the increase in net working capital (euro 1,024 million) was mainly due to: (i) a euro 1,952 million increase in trade receivables essentially related to a growth in sales volumes of oil and natural gas; and (ii) an increase of inventories (euro 953 million) in connection with the valuation of inventories of refined products under the weighted-average cost method of accounting. This increase was partly offset by an increase in trade payables (euro 2,146 million).

c) Dividends received, Taxes paid, Interest (paid) received during the Year

Dividends, interest and taxes paid (which is net of amounts received) totaled euro 8,512 million in 2007 and euro 7,927 million in 2006 and regarded primarily the payment of income taxes (euro 8,948 million in 2007 and euro 8,876 million in 2006).

d) Investing Activities

Year ended December 31,
2005	2006	2007

(million euro)
Exploration & Production	4,965	5,203	6,625
Gas & Power	1,152	1,174	1,366
Refining & Marketing	656	645	979
Petrochemicals	112	99	145
Engineering & Construction	349	591	1,410
Other activities	48	72	59
Corporate and financial companies	132	88	108
Impact of unrealized intragroup profit elimination		(39)	(99)

Capital expenditures	7,414	7,833	10,593
Acquisitions of investments and businesses	127	95	9,665

	7,541	7,928	20,258
Disposals	(542)	(328)	(659)

NET INVESTMENT	6,999	7,600	19,599

Capital expenditures totaled euro 10,593 and euro 7,833 million respectively in 2007 and in 2006.

In 2007, 84.7% of capital expenditures related to the Exploration & Production (euro 6,625 million), Gas & Power (euro 1,366 million) and Refining & Marketing (euro 979 million) segments.

For a discussion of capital expenditures by business segment and a description of year-on-year changes see below "Capital Expenditures by Segment".

Acquisitions of investments and businesses totaled euro 9,665 million in 2007 and euro 95 million in 2006. Main acquisitions executed in the year are outlined in "Item 4 – Significant business and portfolio developments for the year".

Disposals amounted to euro 659 million in 2007 and euro 328 million in 2006. In 2007, disposals primarily related to: (i) the Engineering & Construction segment, in connection with the divestment of interests in Haldor Topsøe AS and Camom Group (totaling euro 378 million); (ii) disposal of mineral assets and other minor assets in the Exploration & Production segment (euro 182 million); and (iii) minor assets in the Refining & Marketing segment (euro 53 million).

In 2006, disposals referred primarily: (i) the Exploration & Production segment (euro 229 million) related in particular to the disposal of mineral assets and other minor assets; (ii) the Gas & Power segment, related to the divestment of 13.5% of the share capital of EniPower Mantova (euro 17 million) and other minor assets; and (iii) the Refining & Marketing segment related to the divestment of minor assets (euro 25 million).

e) Dividends paid and Changes in Minority Interest and Reserves

In 2007, dividends paid and changes in minority interest and reserves (euro 5,836 million) related mainly to the dividend distribution to Eni shareholders for euro 4,583 million (of which euro 2,384 million related to the balance for the fiscal year 2006 and euro 2,199 million as an interim dividend for fiscal year 2007), the distribution of dividends to minority interest by Snam Rete Gas SpA and Saipem SpA (euro 282 million) and other consolidated subsidiaries (euro 7 million) and the buy-back program (for euro 680 million by Eni SpA and for euro 358 million by Snam Rete Gas SpA and Saipem SpA).

In 2006, dividends paid and changes in minority interest and reserves (euro 6,443 million) related mainly to the dividend distribution to Eni shareholders for euro 4,610 million (of which euro 2,400 million related to the balance for the fiscal year 2005 and euro 2,210 million as an interim dividend for fiscal year 2006) and the distribution of dividend to minority interest by Snam Rete Gas SpA and Saipem SpA (euro 207 million) and other consolidated subsidiaries (euro 15 million) and the buy-back program (for euro 1,241 million by Eni SpA and for euro 477 million by Snam Rete Gas SpA and Saipem SpA).

Financial Condition

In evaluating its financing structure, Eni uses net borrowings, which is a "non-GAAP" financial measure. Non-GAAP measures are measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with generally accepted accounting principles, in Eni’s case IFRS issued by the IASB and IFRS issued by the IASB as adopted by the European Union. Eni calculates net borrowings as total finance debt (short-term and long-term debt) derived from its Consolidated Financial Statements prepared in accordance with IFRS less: cash, cash equivalents and certain very liquid investments not related to operations including, among others, non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist mainly of deposits with banks and other financing institutions and deposits in escrow. Securities not related to operations consist primarily of government bonds and securities from financing institutions. These assets are generally intended to absorb temporary surpluses of cash as part of the Company’s ordinary management of financing activities.

Management believes that net borrowings is a useful measure of Eni’s financial condition as it provides information about the soundness of Eni’s capital structure and the ways whereby Eni’s operating assets are financed. In addition, management utilizes the ratio of net borrowings to total shareholders’ equity including minority interest (leverage) to assess Eni’s capital structure, to analyze whether the ratio between finance debt and shareholders’ equity is well balanced according to industry standards and to track management’s short-term and medium-term targets. Management constantly monitors trends in net borrowings and trends in leverage in order to optimize the use of internally-generated funds vs. funds from third parties. The measure calculated in accordance with IFRS that is most directly comparable to net borrowings is total debt (short-term and long-term debt). The IFRS-calculated measure that is most directly comparable with leverage is the ratio of total debt to shareholders’ equity (including minority interest). Eni’s presentation and calculation of net borrowings and leverage may not be comparable to that of other companies.

The tables below set forth the calculations of net borrowings and leverage for the periods indicated and their reconciliation to the most directly comparable GAAP measure.

As of December 31,

2005	2006	2007

Short-term	Long-term	Total	Short-term	Long-term	Total	Short-term	Long-term	Total

(million euro)
Total debt (short-term and long-term debt)	5,345	7,653	12,998	4,290	7,409	11,699	8,500	11,330	19,830
Cash and cash equivalents	(1,333)		(1,333)	(3,985)		(3,985)	(2,114)		(2,114)
Securities not related to operations	(903)	(28)	(931)	(552)		(552)	(174)		(174)
Non-operating financing receivables	(12)	(247)	(259)	(143)	(252)	(395)	(990)	(225)	(1,215)

Net borrowings	3,097	7,378	10,475	(390)	7,157	6,767	5,222	11,105	16,327

As of December 31,

2005	2006	2007

Shareholders’ equity including minority interest as per Eni’s Consolidated Financial Statements prepared in accordance with IFRS	(million euro)	39,217	41,199	42,867
Ratio of total debt to total shareholders’ equity including minority interest		0.33	0.28	0.46
Less: ratio of cash, cash equivalents and certain liquid investments not related to operations to total shareholders’ equity including minority interest		(0.06)	(0.12)	(0.08)
Ratio of net borrowing to total shareholders’ equity including minority interest (leverage)		0.27	0.16	0.38

In 2007, net borrowings amounted to euro 16,327 million, a euro 9,560 million increase over 2006, up 141%, reflecting the large amount of capital expenditures and acquisitions executed in the year which was only partially funded by cash flows from operations. Total debt of euro 19,830 million consisted of euro 8,500 million short-term debt (including the portion of long-term debt, due within twelve months equal to euro 737 million) and euro 11,330 million of long-term debt.

Total debt included bonds for euro 5,386 million (including accrued expense and discount on issuance). Bonds maturing in the next 18 months amounted to euro 584 million. Bonds issued in 2007 amounted to euro 1,118 million. Total debt was denominated in the following currencies: euro 78%, U.S. dollar 13%, pound sterling 8% and 2% in other currencies.

In 2006, net borrowings amounted to euro 6,767 million, a euro 3,708 million decrease over 2005. Total debt of euro 11,699 million consisted of euro 4,290 million short-term debt (including the portion of long-term debt due within twelve months equal to euro 890 million) and euro 7,409 million of long-term debt.

Short-term Debt

As of December 31, 2007, short-term debt of euro 8,500 million (including the portion of long-term debt due within twelve months for euro 737 million) increased by euro 4,210 million over 2006. The weighted average interest rate of Eni’s short-term debt was 3.9% and 4.9% for the years ended December 31, 2006 and 2007, respectively.

As of December 31, 2007, Eni maintained committed and uncommitted unused borrowing facilities of euro 5,006 million and euro 6,298 million, respectively (euro 5,896 million and euro 6,523 million at December 31, 2006). These facilities were under interest rates that reflected market conditions. Changes in unutilized facilities were not significant.

Long-term Debt

As of December 31, 2007, long-term debt of euro 11,330 million increased by euro 3,921 million over 2006.

At December 31, 2006 and 2007, the amount of short and long-term debt subject to restrictive covenants was euro 1,131 million and euro 1,429 million respectively. Furthermore, Saipem SpA and Saipem SA entered into certain borrowing facilities for euro 75 million and euro 34 million, respectively, with a number of financial institutions subordinated to the maintenance of certain performance indicators based on the Consolidated Financial Statements of Saipem and separate financial statements of Saipem SA. Eni and Saipem are in compliance with the covenants contained in their respective financing arrangements. Bonds of euro 5,386 million consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 4,916 million and other bonds for a total of euro 470 million.

Capital Expenditures by Segment

Exploration & Production. In 2007, capital expenditures of the Exploration & Production segment amounted to euro 6,625 million, representing an increase of euro 1,422 million, or 27.3%, from 2006 due to development of oil and gas reserves. This amount of expenditures was also affected by industry-wide cost trends regarding oilfield services and equipment. Main projects were executed mainly outside Italy, in particular Kazakhstan, Angola, Egypt and Congo. Development expenditures in Italy concerned in particular well drilling program and facility upgrading in Val d’Agri and sidetrack and infilling interventions in mature fields. Significant expenditures were directed toward exploratory projects. About 94% of these expenditures were also directed outside Italy, in particular the Gulf of Mexico, Egypt, Brazil, Norway and Nigeria. In Italy, exploration activities were directed mainly to the offshore of Sicily. Acquisition of proved and unproved property concerned mainly a 70% interest in the Nikaitchuq oilfield in Alaska, in which Eni reached a 100% ownership.

In 2006, capital expenditures of the Exploration & Production segment amounted to euro 5,203 million, representing an increase of euro 238 million, or 4.8%, from 2005 due to the increase in exploration expenditure, in particular in Egypt and Nigeria. These effects were offset in part by lower development expenditure resulting essentially from the completion of relevant projects in Libya, Nigeria and the circumstance that in 2005 an additional 1.85% interest in the Kashagan project was purchased with an outlay of euro 169 million. Capital expenditures for 2006 concerned mainly development expenditure (euro 3,629 million, compared to euro 3,952 million in 2005) directed mainly outside Italy (euro 3,226 million), in particular in Kazakhstan, Angola and Egypt. Development expenditure in Italy (euro 403 million) concerned in particular the continuation of drilling development wells, the completion of work for plant and infrastructure in Val d’Agri and sidetrack and infilling actions in mature areas. Exploration expenditures amounted to euro 1,348 million (euro 656 million in 2005), of which about 90% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Angola, Egypt, Norway, Nigeria and the Gulf of Mexico. In Italy exploration concerned essentially offshore Sicily, the Po Valley and the Adriatic Sea.

Gas & Power. In 2007, capital expenditures in the Gas & Power segment totaled euro 1,366 million and related essentially to: (i) developing and upgrading Eni’s primary transport network in Italy (euro 691 million); (ii) the upgrading plan of international pipelines (euro 253 million); (iii) developing and upgrading Eni’s natural gas distribution network in Italy (euro 195 million); and (iv) ongoing construction of combined cycle power plants (euro 175 million), in particular at the Ferrara site.

In 2006, capital expenditures in the Gas & Power segment totaled euro 1,174 million and related essentially to: (i) development and upgrades of Eni’s transport network in Italy (euro 627 million); (ii) the continuation of the construction of combined cycle power plants (euro 229 million), in particular Ferrara and Brindisi sites; and (iii) development and upgrades of Eni’s natural gas distribution network in Italy (euro 158 million).

Refining & Marketing. In 2007, capital expenditures in the Refining & Marketing segment amounted to euro 979 million and regarded mainly: (i) refining, supply and logistics (euro 675 million) in Italy, with projects designed to improve the conversion rate and flexibility of refineries, in particular the start-up of construction of a new hydrocracking unit at the Sannazzaro refinery, and expenditures on health, safety and environment upgrades; (ii) upgrade and restructuring of the retail network in Italy (euro 176 million); and (iii) upgrade of the retail network in the rest of Europe (euro 106 million). Expenditures on health, safety and the environment amounted to euro 141 million.

In 2006, capital expenditures in the Refining & Marketing segment amounted to euro 645 million and concerned: (i) refining, supply and logistics (euro 376 million) in Italy, aiming at improving flexibility and yields for refineries, in particular the start up of construction of a new hydrocracking unit at the Sannazzaro refinery; (ii) upgrades and restructuring of the retail network in Italy (euro 125 million), including construction of new outlets; and (iii) upgrades of the retail network in the rest of Europe (euro 98 million), including purchase and realization of new outlets, and, to a lesser extent, restructuring of existing ones.

Petrochemicals. In 2007, capital expenditures in the Petrochemical segment amounted to euro 145 million regarded mainly plant upgrades (euro 47 million), environmental protection, safety and environmental regulation compliance (euro 39 million), extraordinary maintenance (euro 29 million) and upkeeping (euro 28 million).

In 2006, capital expenditures in the Petrochemical segment amounted to euro 99 million and concerned in particular efforts in upkeep (euro 32 million), improving plant efficiency and streamlining (euro 32 million), environmental protection, safety and environmental regulation compliance (euro 23 million) and extraordinary and periodic maintenance (euro 12 million).

Engineering & Construction. In 2007, capital expenditures in the Engineering & Construction segment (euro 1,410 million) mainly regarded: (i) ongoing construction of the new semisubmersible platform Scarabeo 8 and a new pipelayer and a new deepwater drilling ship Saipem 12000; and (ii) the conversion of two tanker ships into FPSO vessels that will operate in Brazil on the Golfinho 2 field and in Angola.

In 2006, capital expenditures in the Engineering & Construction segment (euro 591 million) concerned: (i) the conversion of the Margaux tanker ship into an FPSO vessel that will operate in Brazil on the Golfinho 2 field; (ii) development and upgrading of equipment; and (iii) construction and installation of facilities in the onshore phase of the Kashagan project in Kazakhstan.

Recent Developments

The table below sets forth certain indicators of the trading environment for the periods indicated:

Three months ended March 31,	One month ended April 30,

2007	2008	2007	2008

Average price of Brent dated crude oil in U.S. dollars (1)	57.75	96.90	67.51	108.97
Average price of Brent dated crude oil in euro (2)	44.08	64.60	49.93	69.19
Average EUR/USD exchange rate (3)	1.310	1.500	1.352	1.575
Average European refining margin in U.S. dollars (4)	3.06	3.81	5.79	8.34
EURIBOR - three month euro rate % (3)	3.8	4.5	4.0	4.8

(1)	Price per barrel. Source: Platt’s Oilgram.
(2)	Price per barrel. Source: Eni’s calculations based on Platt’s Oilgram data for Brent prices and the EUR/USD exchange rate reported by the European Central Bank (ECB).
(3)	Source: ECB.
(4)	Price per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Eni’s Results of Operations for the First Quarter 2008

Net profit for the first quarter of 2008 was up 28.3% over the first quarter of 2007 mainly due to higher reported operating profit (up 21%) as result of an improved operating profit in the Exploration & Production segment, partially offset by a negative performance delivered by the Petrochemical segment. This increase in net profit was supported by: (i) higher income from equity-accounted entities and gains on divestments, mainly related to the disposal of certain interests in the Engineering & Construction segment; and (ii) a lower tax rate (down 1.4 percentage points from 47% to 45.6%) mainly resulting from a reduced statutory tax rate for Italian subsidiaries (down from 37.25% to 31.4%).

Eni’s results were achieved in a trading environment characterized by higher oil and gas realizations which were up 45.5% in dollar terms supported by higher Brent prices (up 67.8% as compared to the first quarter of 2007). Partially offsetting this improved trading environment was the circumstance that liquid realizations in dollar terms were reduced by approximately 5% due to the settlement of certain commodity derivatives relating to the sale of 11.5 mmBBL. This volume was part of the derivative transaction the Company entered into to hedge the exposure to variability in future cash flows expected from the sale of a portion of proved reserves for an original amount of approximately 125.7 mmBBL, decreasing to 114.2 mmBBL at the end of the quarter. These hedging transactions were undertaken in connection with the acquisition of oil and gas assets in the Gulf of Mexico and Congo executed in 2007. See the management’s discussion on this issue in the analysis of interest expense for 2007 above under "2005-2007 Group Results of Operations – Analysis of the line Items of the Profit and Loss Account".

Higher realizations in dollar terms were partially offset by the appreciation of the euro versus the dollar (up 14.5%). The Exploration & Production segment performance in the quarter was supported by higher production volumes.

Also gas marketing margins decreased from the first quarter of 2007 due to unfavorable trends in energy parameters used in determining purchase and selling prices of natural gas resulting in an increase of purchase prices that was higher than the increase recorded in selling prices. This negative trend was offset by higher sale volumes.

Realized refining margins were affected by rising refining utility costs and appreciation of the euro against the dollar. This negative trend was offset by higher sale volumes and the impact of higher period-end prices on the valuation of inventories of refined products under the weighted-average cost method of accounting.

Selling margins of commodity chemicals were sharply lower due to higher costs of oil-based feedstock that were not fully recovered in sales prices.

The appreciation of the euro over other currencies, in particular the U.S. dollar (at March 31, 2008 the EUR/USD exchange rate was up 7.4% over December 31, 2007) resulted in a decrease in the book value of total assets, Eni shareholders’ equity and net borrowings as compared with year end 2007.

Net borrowings at March 31, 2008 declined by 4.5% from December 31, 2007, due to cash inflows from operating activities, offset in part by financing requirements for capital expenditures, the completion of Burren energy’s acquisition and the repurchase of own shares.

In the first quarter of 2008, hydrocarbon production increased by 3.8% compared with the first quarter of 2007 mainly due to the benefits generated by the assets acquired in 2007 in the Gulf of Mexico and Congo, as well as of Burren Energy from January 1, 2008 (for further detailed information see "Item 4 – Exploration & Production"). Start-ups in Egypt and Angola and field performance in Kazakhstan also supported production growth. These positives were partially offset by planned and unplanned facility downtime in the North Sea and Nigeria and mature field declines. Higher oil prices resulted in lower volume entitlements (down approximately 78 KBOE/d) in Eni’s Production Sharing Agreements (PSAs) and similar contractual schemes. Excluding the impact of lower entitlements in PSAs, production was up by over 8%.

Worldwide natural gas sales were up 9.3% as compared to the first quarter of 2007, driven by higher seasonal sales and growth achieved in international sales.

Significant Transactions

In January 2008 Eni closed the acquisition of the UK-based oil company Burren Energy Plc. Total cash consideration amounted to approximately euro 2.3 billion. Burren holds producing assets in Congo and Turkmenistan flowing at a rate of over 25 KBOE/d and partners Eni in the Congolese assets that Eni bought from Maurel & Prom in 2007. For further details on this transaction see "Item 4 – Exploration & Production".

In January 2008 the international partners of the North Caspian Sea Production Sharing Agreement (NCSPSA) Consortium and the Kazakh authorities signed a Memorandum of understanding to settle a dispute commenced in August 2007 regarding conditions and rights for developing and exploiting the Kashagan field. For further details on this transaction see "Item 4 – Exploration & Production – Kazakhstan".

In February 2008, Eni and the Venezuelan authorities reached a final settlement over the dispute regarding the expropriation of the Dación field that occurred in April 2006. Under the terms of the settlement, Eni will receive cash compensation in line with the carrying value of the expropriated asset. Therefore, consistent with management’s accounting treatment of this issue in the 2007 consolidated financial statements, no impairment charges will be recorded in connection with expropriation of the Dación assets in the 2008 Financial Statements. For further details on this transaction, see "Item 4 – Exploration & Production".

Management’s Expectations of Operations

The following are the forecasts for Eni’s main production and sales metrics in 2008.

Eni’s management expects:

•	production of oil and natural gas to be greater than in 2007 (actual oil and gas production in 2007 averaged 1,684 mmBOE/d). Management expects a full-year production level in excess of 1.8 mmBOE/d assuming Eni’s planning scenario for Brent prices at 64 $/BL in assessing volumes entitlements in the Company’s PSAs and similar contractual schemes. The drivers of expected production growth in 2008 will be the additional production flowing from assets acquired in 2007 in the Gulf of Mexico and Congo, Burren Energy assets from the start of the year, as well as field start-ups in Angola, Egypt, Venezuela, Congo and the USA. These increases are expected to be partly offset by mature field declines;
•	worldwide natural gas sales to increase by approximately 4% over 2007 (actual sales volumes in 2007 were 98.96 BCM) driven by strong seasonal sales in the quarter and international growth. The increase expected to be achieved in international sales will be driven by growth in a number of markets in the rest of Europe, mainly in France, the Iberian Peninsula and Turkey, and in the LNG business;
•	refinery throughputs to be unchanged from 2007 (actual throughputs in 2007 were 37.15 mmtonnes). Higher throughputs are forecast at Ceska Refinerska as a result of the acquisition of an increased stake in 2007. This improvement will be partly offset by an expected decrease in Italy due to facility downtime at the Venice refinery; and
•	retail sales of refined products to increase by approximately 2% from 2007 level (11.8 mmtonnes were the comparable volumes achieved in 2007, which exclude volumes marketed in the Iberian Peninsula in 2007) driven by higher sales in Europe due to the full contribution of assets acquired in 2007 in Central-Eastern Europe.

In the next four-year period, management plans to invest approximately euro 49.8 billion on exploration and capital projects to support the Company’s organic growth; approximately 67%, 13% and 8% of this new capital expenditures are planned to be deployed in the Exploration & Production, Gas & Power and Refining & Marketing segments, respectively. The main planned projects are as follows: (i) development of reserves of hydrocarbons mainly in Kazakhstan, Egypt, Angola, Nigeria, Italy, Norway, Congo, the U.S. and Libya; (ii) exploration projects to be executed mainly in the U.S., Egypt, Libya, Nigeria, Angola, Italy, Indonesia, Norway, Brazil and Congo; (iii) upgrading of national and international long-distance pipelines for transporting natural gas, as well as upgrading of Italian distribution networks; (iv) refinery upgrading, mainly targeting an increase in conversion capacity and flexibility of Eni’s main refineries; (v) upgrading of Eni’s networks of service stations for marketing petroleum products; and (vi) upgrading of the fleet of construction vessels and offshore drilling rigs, as well as logistic centers and other support facilities in the Engineering & Construction segment.

In order to assess profitability of individual capital expenditure projects, management uses a long-term reference oil price of 50 $/BL in 2012, than in subsequent years this value is increased to take account of expected inflation. The internal rate of return of each project is compared to the relevant hurdle rate, differentiated by business segment and country of operation. These hurdle rates are calculated taking into account: (i) Eni’s weighted average cost of capital which is differentiated for each business segment; (ii) a country risk premium which reflects the riskiness of each country of operation in terms of macroeconomic, business and socio-political current conditions and outlook; and (iii) a premium for the business risk.

In the next four-year period management plans to pay to shareholders yearly dividends on the same level as in 2007 plus an increase to take account of expected inflation. For fiscal year 2007, Eni will pay a dividend per share of euro 1.30, of which euro 0.60 per share was paid in October 2007 as an interim dividend with the balance of euro 0.70 per share to be paid late in May 2008. In future years, management expects to continue paying interim dividends for each fiscal year, with the balance for the full year dividend paid in the following year. See "Item 8 – Dividend Policy" for more details on Eni’s dividend policy and the uncertainties and constraints to which it is subject.

In the next four-years, management expects to fund planned capital expenditures and dividend payments by means of cash flows provided by operating activities without making recourse to borrowings from third parties even in a low oil price environment. Specifically, management assessed the Company’s cash flows against a scenario of Brent prices at 40 $/BL for the year 2011 and concluded that cash flows from operations would be sufficient to fund planned capital expenditures and dividend payments for that year. For planning purposes, management assumed an average exchange rate of approximately 1.31 U.S. dollars per euro in the 2008-2011 period. Given the sensitivity of Eni’s results of operations to movements in the euro versus the U.S. dollar exchange rate, current trends in the currency market represent a factor of risk and uncertainty. See "Item 3 – Risk Factors".

For the purpose of planning oil and gas production targets and levels, management assumed a level of 64 and 57 $/BL respectively for 2008 and 2009; then in the following years management assumed crude oil prices to decline until settling on the long-term level of 50 $/BL. Management plans to achieve an average production growth rate of 4.5% in the 2008-2011 period based on the assumption of a Brent crude oil price of 55 $/BL in 2011 to assess production entitlements under Eni’s PSAs and similar contractual schemes. The Company’s oil and gas operations are particularly sensitive to oil prices, given the significant weight of PSAs in the Company’s portfolio. For the current year, the Company estimates that production entitlements in its PSAs would decrease on average by approximately 2,000 BBL/d for each $1 increase in oil prices compared to Eni’s assumptions for oil prices. Applying the same criterion to the 2008-2011 period and assuming Brent oil prices at 90 $/BL along the 2008-2011 period, the Company estimates that its planned production growth rate for that period would decline from 4.5% to approximately 3.6%. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future.

In the next four years, Eni expects its core natural gas business in Italy to face increasing competitive pressure as a result of: (i) new supplies coming on line in connection with ongoing upgrading projects of import infrastructures that are currently being executed by Eni and third parties. Specifically, the Company expects additional import capacity to amount up to 18 BCM which will start supplying the Italian market by end of 2008; (ii) the entrance of new competitors in the Italian natural gas market, particularly gas producers; and (iii) the need on the part of Eni to comply with the mandatory ceilings provided for by Italian regulation by selling natural gas volumes available under take-or-pay purchase contracts to certain Italian natural gas importers who resell those volumes on the Italian natural gas market (see "Item 4 – Regulation of the Italian Natural Gas Market" and "Item 3 – Risk Factors"). As a result of this competitive pressure, management expects Eni’s sales volumes in Italy to decline from the 56 BCM level achieved in 2007 to approximately 50 BCM in 2011 and rising pressure on selling margins.

However, management intends to implement actions to counteract rising competitive pressure on the Italian market. Specifically, management plans to preserve profitability of the Company’s gas operations in Italy leveraging on the expected growth of gas demand and implementing marketing initiatives designed: (i) to focus on the most profitable customer segments; (ii) to upgrade the commercial offer by tailoring pricing and services to customers’ specific needs; (iii) to develop the combined offer of gas and electricity (the dual offer); and (iv) to significantly reduce marketing and general and administrative costs.

In the medium term, Eni plans to increase worldwide sales targeting a volume of 110 BCM by 2011, leveraging on expected growth in international sales that are expected to achieve an average annual rate of increase of 9%, particularly in Europe and the U.S.. This planned growth will make for reduced growth expectations on the Italian natural gas market.

For a discussion of certain risks relating to the impact of the evolution of Italian regulation of the natural gas sector on Eni’s take-or-pay contracts see "Item 3 – Risk Factors – Liberalization of the Italian Natural Gas Market".

In 2008 management expects the Group effective tax-rate to increase from the 46% level recorded in 2007 to approximately 50%. This expected increase in the Group effective tax-rate will be driven principally by an expected increase in the Exploration & Production share of the Group profit before income taxes, that will be partially offset by a reduction in the statutory tax rate for Italian subsidiaries (down from 37.25% in 2007 to 31.4% by 2008). The rate of taxes applicable to the Company’s oil and gas operations is significantly higher than the average Group tax rate.

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

Off-Balance Sheet Arrangements

Eni has entered into certain off-balance sheet arrangements, including guarantees, commitments and risks, as described in Note 28 to the Consolidated Financial Statements. Eni’s principal financial obligations, including commitments under take-or-pay or ship-or-pay clauses, are described under "Contractual Obligations" below. See the Glossary for a definition of take-or-pay or ship-or-pay clauses.

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

Eni has provided various forms of guarantees on behalf of unconsolidated subsidiaries and affiliated companies, mainly relating to guarantees for loans, lines of credit and performance under contracts. In addition, Eni has provided guarantees on the behalf of consolidated companies, primarily relating to performance under contracts. These arrangements are described in Note 28 to the Consolidated Financial Statements.

Contractual Obligations

The following table summarizes the Company’s principal contractual obligations existing as of December 31, 2007. More information on these items is provided in "Item 18 – Financial Statements – Notes 16, 21, 22, 28 and 30". Amounts in the table refer to expected payments by period under contractual obligations commitments.

Total	2008	2009	2010	2011	2012	2013 and thereafter

(million euro)
Total debt	19,830	8,500	1,050	1,356	318	4,149	4,457
Long-term debt	12,067	737	1,050	1,356	318	4,149	4,457
Short-term debt	7,763	7,763
Interest payments on debt	3,318	605	556	528	468	365	796
Noncancelable operating lease obligations (1)	2,931	588	470	415	290	226	942
Asset retirement obligations (2)	9,071	41	42	116	146	150	8,576
Environmental liabilities	2,211	558	471	319	132	177	554
Purchase obligations (3)	220,382	16,617	13,990	12,599	11,393	11,040	154,743
Natural gas to be purchased in connection with take-or-pay contracts (4)	209,704	14,409	13,430	12,017	10,787	10,380	148,681
Natural gas to be transported in connection with ship-or-pay contracts (4)	4,642	367	380	390	396	405	2,704
Crude oil and products	313	313
Other take-or-pay and ship-or-pay obligations	1,878	133	136	133	136	135	1,205
Other purchase obligations (5)	3,845	1,395	44	59	74	120	2,153
Other commitments	177	13	13	13	13	13	112
of which:
- Memorandum of intent relating Val d’Agri	177	13	13	13	13	13	112
TOTAL	257,920	26,922	16,592	15,346	12,760	16,120	170,180

(1)	Minimum commitments for operating leases, shown on an undiscounted basis, regard mainly time charter and long-term rentals, drilling and storage equipment and vessels, lands, service stations and office buildings. Such leases do not include renewal options. There are no significant restrictions following operating leases imposed to Eni for dividend distribution, availability of assets and possibility to contract additional debt.
(2)	The present value of upstream asset retirement obligations, primarily asset removal costs at the completion date, shown on an undiscounted basis.
(3)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(4)	These contracts include noncancelable, long-term contractual obligations to secure access to supply and transport of natural gas, shown on an undiscounted basis. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the long-term and medium-term market scenarios used by Eni for planning purposes to minimum take and minimum ship quantities. See "Item 4 – Gas & Power – Natural Gas Purchases" and "Item 3 – Risk Factors – Liberalization of the Italian Natural Gas Market" for a discussion of the nature and importance of Eni's take-or-pay contracts and the related risks from the evolving regulatory environment that could negatively impact Eni’s results.
(5)	Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the U.S..

The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects at December 31, 2007. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. Such costs are included in the amounts shown.

Total	2008	2009	2010	2011	2012 and thereafter

(million euro)
Capital expenditure commitments
Committed on major projects	21,024	4,127	4,233	3,861	3,660	5,143
Other committed projects	19,907	5,291	3,872	2,210	1,114	7,420

TOTAL	40,931	9,418	8,105	6,071	4,774	12,563

Liquidity Risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets in the market place as to be unable to meet short-term finance requirements and settle obligations causing material financial losses in the case the Group is required to incur additional expenses to meet its obligations or under the worst of conditions a default. Eni manages liquidity risk by targeting an optimal ratio between equity and total debt consistent with management plans and business objectives including prescribed limits in terms of maximum indebtedness rate and of minimum debt ratio between medium/long-term debt and total debt as well as between fixed-rate debt and total medium/long-term debt. This enables Eni to maintain an appropriate level of liquidity and financial capacity so as to minimize borrowing expenses and to achieve an optimal profile of composition and duration of indebtedness. The Group has access to a wide range of funding at competitive rates through the capital markets and banks and coordinates relationships with banks centrally. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.

Effective management of liquidity risk has the objective of ensuring both availability of adequate funding to meet short-term requirements and due obligations, and a sufficient level of flexibility in order to fund the development plans of the Group businesses, maintaining an adequate finance structure in terms of debt composition and maturity. This implies the adoption of a strategy for pursuing an adequate structure of borrowing facilities (particularly availability of committed borrowings facilities) and the maintenance of cash reserves.

Working Capital

Management believes that, taking into account unutilized credit facilities, Eni’s credit rating and access to capital markets, Eni has sufficient working capital for its foreseeable requirements.

Credit Risk

Credit risk is the potential exposure of the Group to losses that would be recognized if counterparties failed to perform or failed to pay amounts due. The maximum exposure to credit risk is given by the carrying amount of financial assets. The credit risk arising from the Group’s normal commercial operations is controlled by each operating unit within Group-approved procedures for evaluating the reliability and solvency of each counterparty, including receivable collection and the managing of commercial litigation. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques to quantify and monitor counterparty risk. In particular, credit risk exposure to large clients and multi business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and its rating. Eni has never experienced material non-performance by any counterparty. As of December 31, 2006 and 2007, Eni has no significant exposure to concentrations of credit risk.

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

Research and Development

For a description of Eni’s research and development operations in 2007, see "Item 4 – Research and Development".

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Eni’s Board of Directors was appointed by the Ordinary Shareholders’ Meeting held on May 27, 2005 for a three year period. In accordance with Article 17 of Eni’s By-laws, the Board of Directors is made up of 3 to 9 members. The Ordinary Shareholders’ Meeting determines the number within said limits. The table below sets forth the names of the nine members of the Board of Directors appointed on that occasion, their positions, the year when each was initially appointed as a Director and their ages. The Shareholders’ Meeting scheduled on June 9 and 10,

2008, on first and second call, respectively, will appoint a new Board. On April 29, 2008, the Ordinary Shareholders’ Meeting approved the parent company’s financial statements for fiscal year 2007 and the relevant dividend proposal (see "Item 5 – Executive Summary"). It also authorized a share repurchase program (see "Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers").

Name	Position	Year first appointed to Board of Directors	Age

Roberto Poli	Chairman	2002	70
Paolo Scaroni	CEO	2005	62
Alberto Clô	Director	1999	61
Renzo Costi	Director	1996	71
Dario Fruscio (1)	Director	2002	71
Marco Pinto	Director	2005	46
Marco Reboa	Director	2005	53
Mario Resca	Director	2002	63
Pierluigi Scibetta	Director	2005	47

(1)	Dario Fruscio resigned from the Board of Directors on January 30, 2008. The Board decided not to appoint a new director, due to the upcoming 3 year review of the Board in charge.

While it remains a significant shareholder, the Ministry of Economy and Finance intends to continue to participate in the nomination and election of Eni’s Board of Directors in order to protect its investment as a shareholder. According to Italian law, the Corte dei conti (Court of Accountants) has the right and duty to exercise a role as financial controller of Eni’s operations in order to protect the interest of the State as a shareholder. In order for the Court of Accountants to exercise such control, a representative of the Court of Accountants attends the meetings of the Board of Directors and the Board of Statutory Auditors of Eni without the right to vote and Eni has the obligation to send to the Court of Accountants its financial statements together with the reports of the Board of Directors, the Board of Statutory Auditors and its external auditors. The representative of the Court of Accountants who attends the meetings of the Board of Directors and Board of Statutory Auditors of Eni is Lucio Todaro Marescotti (alternate Angelo Antonio Parente).

On the basis of Italian laws regulating the special powers of the State, the Minister of Economy and Finance in agreement with the Minister of Economic Development may appoint another member of the Board of Directors, with no voting rights (see "Item 10 – Limitations on Voting and Shareholdings"). On the occasion of the last Board appointment, the Minister for Economy and Finance opted to not exercise that power.

The table below sets forth the composition of Eni’s senior management, including the CEO who is also General Manager of the parent company Eni SpA, the General Managers of Eni’s three divisions, and those senior managers who attended on a permanent basis the meetings of Eni’s Executive Committee. This table indicates their positions within Eni, the year they were appointed to such positions, their total years of service at Eni and their ages. General Managers are appointed by the Board of Directors, upon proposal of the CEO in agreement with the Chairman. The other members of Eni’s senior management are appointed by the CEO of Eni and may be removed without cause.

Name	Management position	Year first appointed to current position	Total number of year of service at Eni	Age

Paolo Scaroni	CEO and General Manager of Eni	2005	3	62

Stefano Cao	General Manager of the Exploration & Production Division	2000	32	57

Domenico Dispenza	General Manager of the Gas & Power Division	2005	34	62

Angelo Caridi	General Manager of the Refining & Marketing Division (*)	2007	38	61

Marco Mangiagalli	Chief Financial Officer	2006	29	58

Massimo Mantovani	The Group Senior Vice President for Legal Affairs	2006	15	45

Stefano Lucchini	The Group Senior Vice President for Public Affairs and Communication	2005	3	46

Leonardo Maugeri	The Group Senior Vice President for Strategies and International Relations	2000	13	43

Salvatore Sardo	The Group Senior Vice President for Human Resources & Business Services	2005	3	56

Roberto Ulissi	The Group Senior Vice President for Corporate Affairs and Governance	2006	2	46

Raffaella Leone	Executive Assistant to the Chief Executive Officer	2005	3	46

(*)	Appointed by the Board of Directors on August 3, 2007.

The biographies of Eni’s directors and senior managers are set out below.

Roberto Poli was appointed Chairman of Eni SpA in May 2002. He is currently President of Poli e Associati SpA, a consulting firm for corporate finance, mergers, acquisitions and reorganizations. From 1966 to 1998 he was Professor of Business Finance at the Università Cattolica of Milan. He is a partner of a leading firm for corporate finance and legal affairs. He is director in important companies such as Fininvest SpA, Mondadori SpA, Merloni Termosanitari SpA, Coesia SpA, Maire Technimont SpA and Perennius Capital Partners SGR SpA. He has been an advisor for extraordinary finance operations for some of the most important companies in Italy. He has also been Chairman of Rizzoli-Corriere della Sera SpA and Publitalia SpA.

Paolo Scaroni was appointed CEO of Eni SpA in June 2005. He obtained an economics degree from Milan’s Bocconi University in 1969 and an MBA from Columbia Business School in 1973. For a year following business school, he was an associate at McKinsey & Co. From 1973 until 1985, he held a series of positions with Saint Gobain, culminating with his appointment as President of the Saint Gobain flat glass division. In 1985, Paolo Scaroni became CEO of Techint. During his time at Techint, he was also Vice President of Falck and executive Vice President of SIV, a joint venture between Techint and Pilkington plc. He joined Pilkington in 1996 and was group CEO until May 2002. From May 2002 to May 2005 he was CEO of Enel, Italy’s leading electricity utility. Paolo Scaroni is a member of the Board of Assicurazioni Generali SpA, of LSEG plc (London Stock Exchange Group), of Veolia Environment (Paris), of the Board of Overseers of Columbia Business School (New York) and of the Board of Fondazione Teatro alla Scala. He was Chairman of Alliance Unichem plc (UK) from 2005 to July 2006. In November 2007 he was made a member of the prestigious Légion d’honneur of France.

Alberto Clô graduated in Political Science. He is Associate Professor of Industrial Economics at the University of Bologna and was Minister of Industry and Minister of Foreign Trade ad interim in 1995 and 1996. During the Italian presidency of the European Union he was chairman of the Council of Ministers of Industry and Energy of the European Union. In 1996 he was awarded the title of Cavaliere di Gran Croce al Merito of the Republic of Italy. Until December 31, 2007 he was director of ASM Brescia SpA. Currently he is non-executive director of Atlantia SpA, Italcementi SpA and De Longhi SpA. He has been an independent director of Eni SpA since May 1999.

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

Dario Fruscio is a chartered accountant, public auditor and consultant; he is Professor of Economics and Management at the University of Pavia and has taught at the Accademia Nazionale della Guardia di Finanza of Bergamo. He has been Chairman of Italia Turismo SpA since May 2004. He has been an independent director of Eni SpA since 2002. On January 30, 2008, he resigned from Eni’s Board of Directors.

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

Marco Reboa has a degree in Business Administration from the Bocconi University, Milan. He is a chartered accountant and public auditor. He is Professor of law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza and author of essays on corporate governance, economic and legal issues. He is the editor of "Rivista dei Dottori Commercialisti" and is a professional advisor in Milan. He is a member of the Board of Directors of Seat PG SpA, Interpump Group SpA, IMMSI SpA and Intesa Private Banking SpA. He is Chairman of the Board of Statutory Auditors of Luxottica Group SpA. He has been an independent director of Eni SpA since May 2005.

Mario Resca has a degree in economics from the Bocconi University, Milan. He is Chairman of Italia Zuccheri SpA (formerly Eridania SpA), Casinò di Campione SpA and Confimprese. He is Director of Mondadori SpA, ARFIN SpA (insurances) and Finance Leasing SpA. He is Vice Chairman and venture partner of McDonald’s Development Italia, Inc. As a graduate he worked for the Chase Manhattan Bank. In 1974 he was appointed director of Biondi Finanziaria (Fiat Group) and from 1976 to 1991 he was partner of Egon Zehnder. In this period the was appointed director of Lancôme Italia and of companies belonging to the Rizzoli-Corriere della Sera Group and Versace Group. He is Chairman of the American Chamber of Commerce. He also served as Chairman of Sambonet SpA, Kenwood Italia SpA and was a founding partner of Eric Salmon & Partners. He has been an independent director of Eni SpA since 2002.

Pierluigi Scibetta is a graduate in economics from the University La Sapienza, Rome. He is a chartered accountant and auditor and has been appointed director and auditor of a number of public bodies and companies. In 2003 he was appointed director of the Istituto Superiore per la Previdenza e la Sicurezza sul Lavoro - ISPESL (the State Agency for Employee Safety) and of Gestore del Mercato Elettrico SpA. He is a professor of Environmental Economics at the University of Perugia. He has been an independent director of Eni SpA since May 2005.

Stefano Cao graduated in Mechanical Engineering. He joined the Eni Group in 1976 as a technical engineer active mainly in offshore construction. He then became general manager, managing director and chairman of Saipem SpA, and is at present General Manager of Eni’s Exploration & Production Division. In 2007, he has been appointed independent director of Telecom SpA.

Domenico Dispenza graduated in Aeronautical Sciences and obtained a Master’s Degree in Advanced Technologies. He joined Snam’s study department in 1974. He served in various managing positions in Eni Group companies engaged in natural gas activities. In 2004 he was elected Chairman of Snam Rete Gas SpA and in 2006 he was appointed General Manager of Eni’s Gas & Power Division.

Angelo Caridi graduated in civil engineering. He joined Snamprogetti in 1970. He served in various managing positions within Eni’s Group companies. In 2002 he was appointed Managing Director of Snamprogetti. In August 2007 he was appointed General Manager of Eni’s Refining & Marketing Division. He is non-executive director of Saipem SpA.

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

Board Practices

Eni’s organizational structure follows the traditional model of companies in which the Board of Directors is entrusted with the fullest power to manage the company for the purpose of implementing the company’s purpose, thus representing the central element of Eni’s corporate governance system.

Monitoring functions are entrusted to the Board of Statutory Auditors and accounting control is entrusted to external auditors appointed by the Shareholders’ Meeting.

According to Article 25 of Eni’s By-laws, the Chairman and the CEO represent the company. The Board of Directors established committees with consulting and proposing functions. The Board of Directors also appointed three General Managers responsible for the three operational divisions of Eni SpA.

Duties and Responsibilities

A review of the Board’s duties and responsibilities is represented below. The following duties and responsibilities are in addition to those that cannot be delegated under applicable laws.

1.	Establishes the Company and Group Corporate Governance system and rules. In particular, after consulting the Internal Control Committee, the Board approves the rules that ensure the substantial and procedural transparency and correctness of the transactions carried out with related parties and those in which a director holds an interest, on his behalf or on behalf of third parties. The Board adopts a procedure for the management and disclosure to third parties of documents and information concerning the Company, having special regard to price sensitive information.
2.	Establishes among its members one or more committees with proposing and consulting functions, appoints their members, establishes their responsibilities, determines their compensation and approves their regulations.
3.	Appoints and revokes the powers of the Chief Executive Officer and the Chairman; establishes the terms, limits and operating methods of the exercise of such powers and determines the compensation related to the powers, on the basis of proposals from the Compensation Committee and after consulting the Board of Statutory Auditors. The Board may issue instructions to the Chief Executive Officer and the Chairman and reserves to itself any operations that pertain to its powers.
4.	Establishes the guidelines of the organizational, administrative and accounting structure of the parent company, of the most important subsidiaries and of the Group; evaluates the adequacy of the organizational, administrative and accounting structure set up by the Chief Executive Officer in particular with regard to the management of conflicts of interest.
5.	Establishes, in particular, based on the recommendations of the Internal Control Committee, the guidelines of the internal control system, in order to ensure the identification, measurement, management and monitoring of the main risks faced by the Company and its subsidiaries. Evaluates the adequacy, effectiveness and effective functioning of the internal control system managed by the Chief Executive Officer on an annual basis.
6.	Establishes, based on the recommendation of the Chief Executive Officer, Company and Group strategies and objectives, including Sustainability policies. Examines and approves the Company’s and Group’s strategic, operational and financial plans and the strategic agreements to be signed by the Company.
7.	Examines and approves annual budgets for Eni’s Divisions and the Company, as well as the Group’s consolidated budget.
8.	Evaluates and approves interim quarterly and half-yearly reports, as per current regulations. Evaluates and approves the sustainability report, submitted also to the Shareholders’ Meeting.
9.	Receives from Board members with powers, at every Board meeting or at least every two months, reports informing the Board of activities carried out in exercising the powers attributed as well as updates on activities carried out by the Group and on atypical or unusual transactions or transactions with related parties that were not previously submitted to the evaluation and approval of the Board.
10.	Receives half-year updates on the Board Committees’ activities.
11.	Evaluates the general performance of the Company and the Group, on the basis of information received from Board members with powers, with particular attention to situations of conflicts of interest and compares results achieved – as contained in the annual report and interim financial statements, as per current regulations – with the budget.
12.	Evaluates and approves any transaction executed by the Company and its subsidiaries that have a significant impact on the company’s results of operations and liquidity. Particular attention is paid to situations in which Board members hold an interest on their own behalf or on behalf of third parties, and to related parties transactions. The Board ensures the principle of operational autonomy with specific regard to the listed companies of the Eni Group. It also ensures the confidentiality of trade relations between said subsidiaries and Eni or third parties for the protection of the subsidiaries’ interests.
Transactions with a significant impact on the company’s results of operations and liquidity include the following:
a)	acquisition and disposal of shareholdings, investments, businesses and individual properties, contributions in kind, mergers and de-mergers exceeding euro 50 million, notwithstanding Article 23.2 of the By-laws;
b)	investments in fixed assets exceeding euro 200 million, or less if of particular strategic importance or particularly risky;
c)	any exploration initiatives and portfolio operations in the E&P sector in new areas;
d)	sale and purchase contracts relating to goods and services other than investments, for an amount exceeding euro 1 billion or a duration exceeding twenty years;
e)	financing to entities other than subsidiaries: (i) for amounts exceeding euro 50 million or, (ii) in any case, if the amount is not proportionate to the interest held; and
f)	issuing by the Company of personal and real guarantees to entities other than subsidiaries: (i) for amounts exceeding euro 200 million, if in the interest of the Company or of Eni subsidiaries, or (ii) in any case, if the guarantees are issued in the interest of non-controlled companies and the amount is not proportionate to the interest held. In order to issue the guarantees indicated in section (i) of letter f), if the amount is between euro 100 million and euro 200 million, the Board confers powers to the Chief Executive Officer and the Chairman, to be exercised jointly in case of urgency.
13.	Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, the General Managers of Divisions and attributes powers to them.
14.	Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, and with the approval of the Board of Statutory Auditors, the Manager charged with preparing the Company’s financial reports as per Legislative Decree No. 58/1998 delegating to him adequate powers and resources.
15.	Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, after consulting the Internal Control Committee, the person in charge of internal control and determines his/her compensation in line with the Company’s remuneration policies.
16.	Ensures a person is identified as responsible for handling the relationships with the Shareholders.
17.	Establishes, on the basis of the proposals received from the Compensation Committee, the criteria for top management compensation and implements the stock incentive plans approved by the Shareholders’ Meeting.
18.	Examines and decides on proposals submitted by the Chief Executive Officer with respect to voting powers and to the appointment of members of the management and control bodies of the most important controlled subsidiaries. With specific regard to the shareholders’ meetings of listed companies of the Eni Group, the Board ensures the observance of the Corporate Governance Rules regarding the shareholders’ meetings.
19.	Prepares the proposals to be submitted to the Shareholders’ Meeting.
20.	Examines and resolves on other matters that the Chief Executive Officer deems appropriate to submit to the Board because of their importance and sensitivity.

On July 4, 2007 the Board of Directors determined the criteria under which the Board of Directors approves for a second time certain projects the terms and conditions of which have significantly changed with respect to the first approval.

Pursuant to Article 23.2 of the By-laws, the Board resolves on: mergers by incorporation and proportional demergers of at least 90% directly owned subsidiaries; establishment and winding up of branches; amendments to the By-laws in order to comply with applicable legislation.

In accordance with Article 27 of Eni’s By-laws, the Chairman chairs Shareholders’ Meeting and oversees the implementation of decisions made by it.

Appointment

See "Item 10 – Limitations on Voting and Shareholdings – Minority protection provisions".

Directors’ independence, honorability and obligations

Legislative Decree No. 58 of February 24, 1998 (TUF), as amended by Legislative Decree No. 303 of December 29, 2006 states that at least one member, or two members if the Board is composed by more than seven members must possess the independence requirements provided for Statutory Auditors of listed companies.

Article 17.3 of Eni’s By-laws states that at least one member, if the Board is made up by up to five members, or three Board members, in case the Board is made up by more than five members, shall have the independence requirement. This rule actually increases the number of independent directors in Eni’s Board, as compared to what is required by the law. In addition Eni’s By-laws provides for a substitution mechanism that guarantees in any case the presence of the minimum number of independent directors in the Board.

Eni’s Code contemplates further independence requirements, in line with those provided by the Borsa Italiana Code. The TUF, as implemented by Article 17.3 of Eni’s By-laws, requires that the persons acting as directors and managers of listed companies possess the honorability requirements prescribed for a member of control entities of listed companies. Directors must comply with additional specific requirements.

In accordance with Article 17.3 of Eni’s By-laws, the Board periodically evaluates independence and honorability of directors and the absence of reasons for ineligibility and incompatibility. Eni Code also provides for the Board of Statutory Auditors to verify the proper application of criteria and procedures adopted by the Board to evaluate the independence of its members.

In accordance with Article 17.3 of Eni’s By-laws, should the independence and honorability requirements be impaired or cease or the minimum number of independent directors decrease below the threshold set by Eni’s By-laws, the Board must declare the termination of office of the member lacking said requirements and provides for his substitution. Board members are expected to inform the company if they lose their independence and honorability requirements or any reasons for ineligibility or incompatibility that might arise.

On February 15, 2008, Eni’s Board of Directors, in accordance with the provisions of Eni’s By-laws and Code, determined that five out of its eight members are independent, specifically: non-executive directors Alberto Clô, Renzo Costi, Marco Reboa, Mario Resca and Pierluigi Scibetta.

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

In the same meeting, based on the statements received, the Board of Directors verified that all its members possess the honorability requirements.

In its meeting of December 13, 2006, the Board of Directors expressed its opinion on the matter of the admissible number of positions held by directors in other companies, as required by Eni’s Code, and following the resolution of the meeting held on June 20, 2007:

•	an executive director should not hold: (i) the position of executive director in any other Italian or foreign listed company, or in any finance, banking or insurance company or any company with a net equity exceeding euro 10 billion; and (ii) the position of non executive director or statutory auditor (or member of any other advisory committee) in more than three of said companies;

•	a non-executive director, should not hold further positions than the one held in Eni, as: (i) executive director in more than one of the companies mentioned above and non-executive director or statutory auditor (or member of any other control body) in more than three of the mentioned companies, or as (ii) non-executive director or statutory auditor in more than six of the mentioned companies.

All the positions held in Eni’s subsidiaries are excluded for the purposes described above.

In case a director exceeds said limits in terms of positions held, he shall timely inform the Board, who shall judge the situation taking into account the interest of the Company and call upon the interested director to make a decision on the matter. In any case, before accepting the office of director or statutory auditor (or member of any other control entity) of a company not related to Eni, the executive director informs the Board of Directors that evaluates its compatibility with his office at Eni and the interests of Eni. This rule applies also to the General Managers of Eni’s divisions.

Based on information available, in its meeting of February 15, 2008, the Board of Directors verified that the number of positions held in other companies complies with these limits.

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

Preparation of a procedure regarding transactions with related parties is underway; however its finalization is stalling due to the circumstance that Italian listed companies are awaiting the emission on part of Consob of certain guidelines as provided for by Article 2391-bis of the Civil Code. Pending the emission of such guidelines, transactions with related parties are submitted to the Board of Directors, even though their amounts are lower than the materiality threshold set for the transactions to be approved by the Board.

Functioning

In its meeting of June 1, 2005, the Board of Directors defined the rules for the calling of its meetings. In particular, the Chairman convenes Board meetings, and, in agreement with the CEO, defines agenda items. Notice is sent to the Directors, Statutory Auditors and the Magistrate of the Court of Accountants within five days of the meeting’s date, at least 24 hours in advance in case of urgency. Eni’s By-laws allow meetings to be held by video or teleconference.

Board members, Statutory Auditors and the Magistrate of the Court of Accountant receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions, except when confidentiality is deemed necessary.

During meetings, directors can meet managers of Eni and its subsidiaries in order to obtain information on specific matters of the agenda items.

In 2007, the Board of Directors met 25 times (of which 17 ordinary meetings and 8 extraordinary meetings). The average attendance rate to Board meetings was 91%, the attendance rate of independent non-executive Board members was 87%. The agendas for these meetings included, among others, the followings issues:

i)	Group strategy and the industrial plan for the four-year period 2007-2010;
ii)	2007 budget;
iii)	review of quarterly accounts for the first, second and third quarter of 2007, and of preliminary full year results for 2006;
iv)	approval of 2006 consolidated financial statements and 2007 semi-annual consolidated accounts;
v)	approval of an interim dividend pertaining to fiscal year 2007 and of the full-year dividend proposal for 2006 to be submitted to the Annual Ordinary Shareholders’ Meeting;
vi)	evaluation of the independence of the Directors and evaluation of Board practices; and
vii)	approval of the most significant transactions of the parent company and of Group companies in the year.

Board self evaluation

The Board of Directors performed its self assessment with respect to size, composition and functioning for the second year, in accordance with Eni’s and Borsa Italiana Codes.

In accordance with Eni’s Code, the Board of Directors has been supported by a specialized consulting firm, Egon Zehnder, the same company as in the preceding year, to guarantee not only the maximum objectivity of its assessment, but also continuity and homogeneity of analyses.

Egon Zehnder’s work was focused on:

a)	the level of functioning and efficiency of the Board;
b)	identifying areas of improvement or weakness in the functionality and efficacy of the Board;
c)	efficiency of improvement actions decided after the previous board review and the related level of satisfaction of Board members; and
d)	assessing Eni’s Board efficiency by benchmarking it against national companies of comparable size, complexity and scope.

Consultants performed an in-depth interview of each member and presented the results to the Board of Directors, that discussed and confirmed them in its meeting of February 28, 2008. The review was substantially positive, even better than that of the previous year.

As concerns the Board, whose size was considered adequate, the main items highlighted were: greater engagement of members; the satisfying level of quantity and quality of information provided even in the periods between meetings; the transparency in presenting issues to the Board.

These factors and a proper and constructive climate contributed to a more active participation and higher quality of interventions.

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

The composition of the Board’s Committees is as follows:

Internal Control Committee: Marco Reboa (Chairman, independent), Alberto Clô (independent), Renzo Costi (independent) and Pierluigi Scibetta (independent). On June 7, 2007 the number of directors in the Internal Control Committee declined from five to four due to the resignation of Marco Pinto, non executive director, in accordance with the provisions of Eni’s Code. All members of this committee are currently independent and the chairman is a director elected by minority shareholders.

Compensation Committee: Mario Resca (Chairman, independent), Renzo Costi (independent), Marco Pinto (non-executive) and Pierluigi Scibetta (independent).

International Oil Committee: Alberto Clô (Chairman, independent), Paolo Scaroni (CEO), Dario Fruscio (independent, until January 30, 2008) and Marco Reboa (independent).

The Code, in line with the Borsa Italiana Code, suggests the creation of a "Nominating Committee". The Board of Directors has not formed this Committee due to the significant presence of the Italian State in Eni’s shareholding (see "Item 7 – Major Shareholders").

Internal Control Committee

The Internal Control Committee is entrusted with advisory and consulting tasks in respect of the Board in the area of monitoring general management issues. The Committee consists of three to four non-executive directors, the majority of whom must meet the independence requirements set out in the By-laws. Where such members are included in the Board of Directors, at least two members of the Committee shall be adequately experienced in accounting and financial matters as per the assessment made by the Board of Directors at the time of their appointment.

The Committee shall:

a)	assess, jointly with the head of the office in charge of drawing up corporate accounting documents and the external auditors, the appropriate implementation of accounting principles and their homogeneity with a view to drawing up the consolidated financial statements;
b)	upon the CEO’s request, issue opinions on specific matters related to the identification of the main business risks as well as to planning, implementing, and managing the internal control system;
c)	evaluate the audit plan prepared by the Internal Audit Manager and the activity reports that the latter shall draw up at least quarterly;
d)	carry out such additional tasks as are committed to it by the Board of Directors, and in particular issue opinions on the rules relating to substantive and procedural transparency and fairness of the operations with related parties as well as of the operations in which a director has a vested interest whether on his own or on behalf of third parties;
e)	report to the Board, at least every six months, on the occasion of approving the financial statement and the half year report, on its activities and the adequacy of the internal control system;
f)	issue an opinion on the proposals to the Board for appointment and removal of the Internal Audit Manager as put forward by the Chief Executive Officer in agreement with the Chairman as well as on the proposals concerning the Internal Audit Manager’s salary in line with corporate policies; and
g)	assess the findings from the internal audit reports, the communications from the Board of Statutory Auditors and the individual members thereof, the reports and management letters by external auditors, the annual report by the Guarantor for the Code of Ethics, the reports of the Watch Structure, and the enquiries and reviews carried out by third parties.

Additionally, the Committee shall assist the Board of Directors with a view to:

•	set out the main principles for the internal control system so as to appropriately identify and adequately evaluate, manage, and monitor the main risks related to the Company and its subsidiaries, by laying down the compatibility criteria between said risks and sound corporate management; and
•	assess, at least annually, the adequacy, effectiveness, and actual operations of the internal control system.

In 2007, the Internal Control Committee convened 14 times, with an average attendance rate of 77%, and reviewed the following items: (i) the 2006 activities report (operational audit, Watch Structure activity as required by Legislative Decree No. 231/2001, implementation of SOA activities and other non recurring activities) and the 2007 audit plan and its progress; (ii) the 2006 activities report and 2007 audit plan prepared by Saipem and Snam Rete Gas functions; (iii) outcomes of planned and unplanned Eni’s internal audit activities, as well as results of monitoring activities on progresses made by operating units in implementing planned remedial actions in order to eliminate deficiencies highlighted by internal audit activities; (iv) outcomes from Eni’s internal auditing interventions as required by Eni’s control bodies; (v) the periodic reports concerning complaints collected; (vi) the Eni Internal Audit operating handbook and the new procedure for evaluating auditing activities (Risk Scoring Index); (vii) the new organization structure of Eni Internal Audit department; (viii) the proposal to entrust the Internal Audit Manager as manager delegated for internal control; (ix) disclosures on certain inquiries conducted by both judicial and administrative authorities belonging to Italy and foreign states related to crimes which were allegedly committed by Eni or its subsidiaries and their managers; (x) the essential features of the 2006 financial statements, through meetings with top level representatives of administrative functions of main Eni subsidiaries, Chairmen of Boards of Statutory auditors and responsible partners from independent audit companies for each subsidiary; the draft 2007 half year report and the report on interim dividends; Eni’s policies regarding risk management; (xi) change in the methodology for assessing the recoverability of the carrying amounts of tangible and intangible assets; (xii) the report on the progress of implementation of SOA activities; (xiii) the essential features of Eni’s Annual Report on Form 20-F, updating on programs and controls to prevent and detect frauds and review of information furnished by management in response to SEC comment letters; (xiv) the report on the administrative and accounting setup of the parent company and the proposal to appoint the Chief Financial Officer as manager responsible for the preparation of the company’s financial report, in accordance with Italian listing standards, the verification of the adequacy of his powers and means for the fulfillment of this task; (xv) the recommendations on the company’s internal control over financial reporting presented by Eni’s independent auditors in coincidence with the auditing activity regarding 2005 financial statements; (xvi) the report on the Internal Control System, to be included in the Corporate Governance section of the 2006 Annual Report; (xvii) reporting on the team work on the fulfillment as Article18-ter and 18-sexies of Consob Regulation No. 11971; (xviii) the situation of appointments of external auditors as per December 31, 2006 filed with Consob; (xix) the report on audit reports for 2006 prepared by external auditors, their costs and the final report on the fees paid in 2006 to external auditors and companies in their network; (xx) the report presented by the Watch Structure established as required by Legislative Decree No. 231/2001; (xxi) Eni’s policy on managing exposure to market risks; (xxii) the main aspects of the reorganization of the Group procurement activities and the procedures for reviewing suppliers selection following detection of illegal behaviors; (xxiii) the procedure for the "Ascertainment of alleged illicit behavior on the part of Eni employees"; and (xxiv) the issue of the recruiting of personnel outside Italy in the E&P division.

The Internal Audit Manager is the secretary of the Committee. In its meeting of March 16, 2007, the Board of Directors, as proposed by the CEO, in agreement with the Chairman and after asking the Internal Control Committee for its opinion, entrusted the Internal Audit Manager as manager delegated for the internal control.

Compensation Committee

The Committee, established in 1996, is entrusted with proposing tasks on the matters of compensation of the Chairman and CEO as well as of the Board Committees members, and following the indications of the CEO, on the following: (i) long-term incentive plans including stock-based compensation; (ii) criteria for the compensation of top managers of the Group; and (iii) the setting of objectives and the assessment of results of performance and incentive plans.

The Committee is composed of four Directors, the majority of them being non-executive independent directors. The Committee reports to the Board of Directors on activities performed at least twice a year.

In 2007, the Compensation Committee met four times with an average attendance of 88%, and accomplished the following: (i) reviewed the chart of the Committee, in accordance with the Self Discipline code for listed companies approved by Borsa Italiana and the Eni Code. This new chart was approved by the Board of Directors in March 2007 (available on Eni’s website); (ii) examined the 2006 results and the objectives for 2007 in view of defining annual and long-term incentives; (iii) reviewed the bonuses of the Chairman and CEO based on 2006 performance; (iv) reviewed the benchmarks for top management remuneration and the criteria of the annual remuneration policy; and (v) the implementation of the long-term incentive plans for the year 2007 and relevant grants to the CEO.

International Oil Committee

The International Oil Committee established by the Board of Directors in 2002, is entrusted with the monitoring of trends in oil markets and the study of their aspects.

In 2007, the International Oil Committee met 4 times with a 75% participation of its members.

In their meetings the members discussed Eni’s 2008-2020 Master Plan – a key document in the planning process defining Eni industrial strategies. The first meeting concerned the analysis of worldwide energy market prospects to 2020, in particular world demand of oil and the evolution of the world’s refining system (as a conclusion of the work started in late 2006). The other meetings concerned the main challenges of the energy industry, Eni’s position in this industry, Eni’s vision and long-term strategy and the possible strategic options to respond to these challenges.

Board of Statutory Auditors

The Italian legislation requires Italian listed corporations to have a board of statutory auditors composed of independent experts in accounting matters and in matters specified in such corporations’ By-laws. Eni SpA’s Board of Statutory Auditors were appointed by the same shareholders meeting, that also appointed the Chairman of the Board.

Eni SpA’s By-laws currently provide that the Board of Statutory Auditors consists of five effective statutory auditors and two alternate auditors (each of them automatically substitutes an effective auditor who resigns or is otherwise unable to serve as an auditor elected in the same list).

The following table sets forth the names, positions and year of appointment of the members of the Board of Statutory Auditors of Eni. Each current member was appointed by the Ordinary Shareholders’ Meeting held on May 27, 2005 for a three year period. A new Board of Statutory Auditors will be appointed at the date of the Shareholders’ Meeting renewing Eni’s corporate bodies, convened on June 9 and 10, 2008.

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

The Board of Statutory Auditors, in accordance with Legislative Decree No. 58/1998 (TUF), monitors: (i) the respect of laws and of Eni’s memorandum of association; (ii) the respect of the principles of fair administration; (iii) the adequacy of the company’s organizational structure, for the parts covered by the Board’s responsibility, of its internal control system and financial reporting system as well as the reliability of the latter in fairly representing the Company’s transactions; (iv) the actual implementation of corporate governance rules foreseen by codes prepared by market regulators and company associations to which the company publicly declares to adhere; and (v) the adequacy of instructions conveyed by the parent company to its subsidiaries according to Article 114, paragraph 2 of the above mentioned decree.

In accordance with the Eni Code, in line with the Borsa Italiana Code, the Board of Statutory Auditors monitors the independence of the principal external auditors, verifying both the compliance with the provisions of applicable laws and regulations governing the matter, and the nature and extent of services other than the audit services provided to Eni by the auditing firm and the entities belonging to its network. According to the TUF, the Board of Statutory Auditors drafts a proposal regarding the appointment of the principal external auditors and their fee to be submitted to the Shareholders’ Meeting for approval.

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

Statutory Auditors are appointed in accordance with Eni’s By-laws with a list vote; at least two auditors and one substitute are elected from minority candidates. According to Article 28.2 of Eni’s By-laws, as revised by the Shareholders’ Meeting of May 25, 2006, to implement the provision of Law No. 262 of December 28, 2005 (law on the protection of savings), the Shareholders’ Meeting shall elect Chairman of the Board of Statutory Auditors a member elected from a list other than the one obtaining the majority of votes. The lists of candidates include declarations made by the candidates on the possession of honorability, expertise and independence requirements prescribed by applicable regulation and a professional resume of each candidate, must be filed at the company’s headquarters at least 10 days before the date of the Shareholders’ Meeting on first call and are published in three national newspapers, two of which shall be economic newspapers. Lists are also filed with Borsa Italiana and published on Eni’s website.

In accordance with the TUF, Statutory Auditors shall possess specific requirements of independence, and the professional and honorability requirements as prescribed by a regulation of the Minister of Justice. As for professional qualifications of the candidates, Article 28 of Eni’s By-laws, in line with the said Decree of the Minister of Justice, foresees that the professional requirements can also be acquired with at least three years of professional experience or by teaching business law, business administration and finance, as well as at least a three year experience in a managerial position in geological or engineering businesses. Eni’s auditors are all chartered auditors. Article 28 of Eni’s By-laws also allows statutory auditors to assume other appointments in control entities according to the limits set by Consob coming in force on June 30, 2008. Until that date Eni’s By-laws prohibits the appointment as statutory auditor of persons that are statutory auditors or members of the supervisory board or members of the management control committee of at least five companies with registered securities in regulated markets not subsidiaries of Eni SpA.

Statutory Auditors declared to possess independence and honorability requirements as foreseen by the law.

In its meeting of March 12, 2008 the Board of Statutory Auditors verified that all its members comply with the independence criteria prescribed.

In 2007, the Board met 18 times with an average participation of 89% of its members.

External Auditors

As provided for by Italian law, external auditors must be a chartered company appointed by the Shareholders’ Meeting, up to a maximum of three engagements, each with a three year term. Eni’s external auditors, PricewaterhouseCoopers SpA, were appointed by the Ordinary Shareholders’ Meeting on May 24, 2007, for the three financial years ending December 31, 2007, 2008 and 2009 in accordance with Italian law. At the end of this engagement, PricewaterhouseCoopers SpA will cease to act as Eni’s external auditors.

In 2007, Eni’s External Auditors met with Eni Statutory Auditors in order to discuss: (i) critical accounting policies and practices applied for the purpose of a proper representation of Eni’s results of operations and financial condition; (ii) alternative accounting treatments provided for by generally accepted accounting principles concerning material items discussed with management, including ramifications of the use of, the impact deriving from the application of said alternative disclosures and treatments and relevant information, as well as the treatments preferred by external auditors; and (iii) the contents of any other material written communication between external auditors, and management.

For a description of the special powers of the State, see "Item 10 – Memorandum and Articles of Association – Limitations on Voting and Shareholdings – Special Powers of the State" below.

Significant Differences in Corporate Governance Practices as per Section 303A.11 of the New York Stock Exchange Listed Company Manual

Corporate governance. As discussed above, Eni’s organizational structure follows the traditional Italian model of companies which provides for two main separate corporate bodies, the Board of Directors and the Board of Statutory Auditors to whom management and monitoring duties are respectively entrusted.

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

INDEPENDENT DIRECTORS
NYSE standards. Under NYSE standards listed U.S. companies’ Boards must have a majority of independent directors. A director qualifies as independent when the Board affirmatively determines that such director does not have a material relationship with the listed company (and its subsidiaries), either directly, or indirectly. In particular, a director may not be deemed independent if he/she or an immediate family member has a certain specific relationship with the issuer, its auditors or companies that have material business relationships with the issuer (e.g. he/she is an employee of the issuer or a partner of the auditor). In addition, a director cannot be considered independent in the three-year "cooling-off" period following the termination of any relationship that compromised a director’s independence.

Eni standards. In Italy, the law for listed companies states that at least one member, or two members if the Board is composed by more than seven members, must possess the independence requirements provided for Statutory Auditors of listed companies. In particular, a director may not be deemed independent if he/she or an immediate family member has relationships with the issuer that could influence their autonomous judgment, with its directors or with the companies in the same group of the issuer. Eni’s By-laws increases the number and states that at least one member, if the Board is made up by up to five members, or three Board members, in case the Board is made up by more than five members, shall have the independence requirement. Eni’s Code foresees further independence requirements, in line with the ones provided by the Code on Corporate Governance issued by the Italian authority for exchange (Borsa Italiana Code), that recommends that the Board of Directors includes an adequate number of independent non-executive directors in the sense that they do not maintain, nor have recently maintained, directly or indirectly, any business relationships with the issuer or persons linked to the issuer, of such a significance as to influence their autonomous judgment.

In accordance with Eni’s By-laws, the Board of Directors periodically evaluates independence of directors. Eni’s Code also provides for the Board of Statutory Auditors to verify the proper application of criteria and procedures adopted by the Board of Directors to evaluate the independence of its members.

The results of the assessments of the Board shall be communicated to the market.

In accordance with Eni’s By-laws, should the independence requirements be impaired or cease or the minimum number of independent directors diminish below the threshold set by Eni’s By-laws, the Board declares the termination of office of the member lacking said requirements and provides for his substitution. Board members are expected to inform the company if they lose their independence requirements or any reasons for ineligibility or incompatibility that might arise.

MEETINGS OF NON EXECUTIVE DIRECTORS
NYSE standards. Non-executive directors, including those who are not independent, must meet at regularly scheduled executive sessions without management. In addition, if the group of non-executive directors includes directors who are not independent, independent directors should meet separately at least once a year.

Eni standards. Neither Eni’s non-executive Directors nor Eni’s independent Directors must meet separately, under the Code’s corporate governance rules.

AUDIT COMMITTEE
NYSE standards. Listed U.S. companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and that complies with the further provisions of the Sarbanes-Oxley Act and of Section 303A.07 of the NYSE Listed Company Manual.

Eni standards. In its meeting of March 22, 2005, Eni’s Board of Directors, making use of the exemption provided by Rule 10A-3 for non-U.S. private issuers, has identified the Board of Statutory Auditors as the body that, starting from June 1, 2005, is performing the functions required by the SEC rules and the Sarbanes-Oxley Act to be performed by the audit committees of non-U.S. companies listed on the NYSE (see paragraph "Board of Statutory Auditors" earlier). Under Section 303A.07 of the NYSE listed Company Manual audit committees of U.S. companies have further functions and responsibilities which are not mandatory for non-U.S. private issuers and which therefore are not included in the list of functions shown in the paragraph referenced above.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE
NYSE standards. U.S. listed companies must have a nominating/corporate governance committee (or equivalent body) composed entirely of independent directors that are entrusted, among others, with the responsibility to identify individuals qualified to become board members and to select or recommend director nominees for submission to the Shareholders’ Meeting, as well as to develop and recommend to the Board of Directors a set of corporate governance guidelines.

Eni standards. This provision is not applicable to non-U.S. private issuers. The Corporate Governance Code backed by Borsa Italiana allows listed companies to have within the Board of Directors a committee for directors’ nominees proposals, above all when the Board of Directors detects difficulties in the shareholders’ submission of nominees proposals, as could happen in publicly owned companies. Eni has not set up a nominating committee, considering the nature of its shareholding as well as the circumstance that, under Eni’s By-laws, directors are appointed by the Shareholders’ Meeting based on lists presented by shareholders or by the Board of Directors.

Compensation

Board members’ emoluments are determined by the Shareholders’ Meeting, while the emoluments of the Chairman and CEO, in relation to the powers entrusted to them, are determined by the Board of Directors considering relevant proposals made by the Compensation Committee and after consultation with the Board of Statutory Auditors.

Main elements of the compensation of the Chairman, the CEO, other Board members and Eni’s three General Managers are described below.

CHAIRMAN
The compensation of the Chairman of the Board of Directors has been resolved by Eni’s Shareholders’ Meeting on May 27, 2005 and includes:

a)	a base salary of euro 265,000 and reimbursement of out of pocket expenses; and
b)	a bonus which amount is determined in accordance with the performance of Eni shares in the reference year as compared with the performance of the seven largest international oil companies for market capitalization, taking account of the dividend paid. This bonus will amount to euro 80,000 or euro 40,000, depending on whether the performance of Eni shares is rated first or second, or third or fourth in the reference year, respectively. No bonus is paid in case Eni scores a position lower than the fourth one. In 2006, Eni rated third and in 2007 a bonus of euro 40,000 was paid.

With regard to the powers delegated to the Chairman, the Board of Directors determined further compensation, as follows:

a)	an annual emolument of euro 500,000; and
b)	an annual performance bonus based on the achievements of the Company’s target determined in the same way as for the CEO (see below). In 2007, based on 2006 Eni’s results, a bonus equal to 116% of the target level was determined, within an interval ranging from 85% to 130% of said target level. The target level of the bonus is 60% of the annual emolument. In 2007, this bonus amounted to euro 348,000.

Compensation of the Chairman also includes an insurance against death or permanent inability caused by injury or sickness in the exercise of his duties or under certain other circumstances as stipulated collectively for all managers of Italian companies producing goods and services. In particular, a specific insurance policy has been underwritten which guarantees euro 500,000 to survivors with an annual charge for Eni of euro 16,000.

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

The CEO compensation includes the following items:

a)	an annual fixed amount of euro 1,430,000, including a base salary of euro 1,000,000 for the services as General Manager and an emolument of euro 430,000 for the services as CEO;
b)	an annual performance bonus based on the achievement of the Company targets. These targets are approved by the Board of Directors on proposal of the Compensation Committee and defined consistently with the targets of the strategic plan and yearly budget. In 2006, said targets included a set level of cash flow from operations (with a 40% weight), divisional operating performances (30%), strategic projects (20%) and corporate efficiency (10%). Results achieved have been assessed assuming a constant trading environment and have been verified by the Compensation Committee and approved by the Board of Directors. The maximum amount of this bonus corresponds to 100% of the fixed amount under a) above. In 2007, based on 2006 Eni’s results, a bonus equal to 116% of the target level was determined, within an interval ranging from 85% to 130% and a bonus of euro 1,277,000 was paid;
c)	a long-term incentive under a new incentive scheme as approved in March 2006 by the Board of Directors as proposed by the Compensation Committee. This new incentive scheme provides: (i) a deferred monetary incentive, linked to the achievement of certain Company’s financial performance annual targets; and (ii) stock option awards linked to the achievement of certain performance targets of the Eni share measured in terms of total shareholder return that considers both the stock appreciation and the dividend (see below for a more detailed description of Eni’s long-term incentive schemes applicable to top and senior managers). Under this scheme the CEO received:
i)	an annual award of a deferred monetary bonus for the period 2006-2008. The target level of this deferred bonus corresponds to 55% of the fixed amount under a) above. In 2007, this award amounted to euro 786,500 that will be paid after three years in connection with the achievement of certain preset Company annual targets in terms of EBITDA (earnings before interest, taxes, depreciation and amortization); and
ii)	an annual award of stock options for the period 2005-2007 for a face value corresponding to 11 times the fixed amounts under section a) above. In 2007, a total of 573,000 options were awarded with a vesting period of three years and an exercise price of euro 27.451 corresponding to the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding the award. The 2007 award also includes a deferred bonus linked to the market performance of the Eni share and corresponding to 80,500 options with a strike price of euro 27.451 and a vesting period of three years;
d)	severance payments as regulated by Italian laws, which consist of a lump sum to be paid to the employee upon retirement. To this end, the Company recognizes yearly accruals computed by dividing the total remuneration earned as General Manager (base salary, bonuses and stock compensation) by 13.5. The amounts accrued are revaluated yearly at a fixed rate of 1.5% plus the 75% of the yearly official consumer price index increase;
e)	as an integration to the severance payment described above, should the employment contract of Mr. Scaroni as General Manager of Eni SpA be terminated upon expiry of the term of his office as CEO or upon earlier termination of such office, he will be entitled to receive a payment of euro 7 million in lieu of notice thus waiving both parties from any obligation related to notice. This amount will not be paid if the termination of office meets the requirement of due cause as per Article 2119 of the Italian Civil Code, in case of death and in case of resignation from office other than as the result of a reduction in the powers currently attributed to the CEO. Furthermore, upon expiry of the contract as employee of Eni, the CEO in his quality of General Manager of the parent company is entitled to receive an indemnity that is accrued along the service period with an annual provision of euro 204,738. This provision is determined by taking into account social security contribution rates and post-retirement benefit computations applied to the CEO annual emolument and 50% of the bonuses earned as a Director;
f)	competition clause: the CEO agrees not to be engaged, on his own account and directly, in any business that may be in competition with the businesses of Eni, as per its By-laws, in Italy, Europe and North America for a year after termination of office. Based on this arrangement, Eni will pay a fee corresponding to the yearly fixed amounts under a) section above. As a consequence of any breach of this clause, the CEO would loose the right to such fee and reimburse any amount already paid, and shall pay to Eni damages in an amount agreed among the parties to correspond to twice such non-competition fee;
g)	the pension scheme corresponds to the scheme applied to Eni managers and provided by INPS (the Italian state social security entity) to all Italian workers. In addition, the CEO is included in an additional pension scheme under the form of an Eni Group pension fund agreed collectively by Eni and Eni managers which provides integration, in the form of a lump sum payment or perpetuity, to the pension paid by the State. This integration is proportional to contributions to the fund made by both the manager and the Company in equal amounts. The integration is awarded to the manager when eligible for the payment of the pension from the State, provided that a minimum time period has elapsed according to the Fund By-laws. An agreement signed on March 20, 2006, established that the Company’s and the manager’s payment to this Fund amounts to 3.5% of total emoluments earned by the CEO in his position as General Manager (i.e. the aggregate of the annual salary and bonuses up to a maximum of euro 200,000);
h)	like all other Eni managers, Mr. Scaroni is entitled to participate in a health insurance fund financed by Eni managers and Eni which provides reimbursement of certain medical expenses on the basis of rules and parameters as provided by the Fund’s By-laws; and
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

MEMBERS OF THE BOARD OF DIRECTORS
The compensation of members of the Board of Directors has been determined by Eni’s Shareholders’ Meeting of May 27, 2005 and includes:

a)	an annual emolument of euro 115,000 and reimbursement of out of pocket expenses; and
b)	a bonus determined in accordance with the performance of the Eni share in a given year as compared with the performance of the seven largest international oil companies for market capitalization, taking account of the dividend paid. Said bonus amounts to euro 20,000 or euro 10,000 depending on whether the performance of Eni shares is rated first or second, or third or fourth in the reference year, respectively. In 2006, Eni rated third and in 2007 a bonus of euro 10,000 was paid.

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

GENERAL MANAGERS
The terms of employment of the General Managers of Eni’s Divisions are regulated by the "Contratto collettivo nazionale di lavoro per i dirigenti di aziende produttrici di beni e servizi" (the Italian national collective contract for managers of companies producing goods and services), as well as by any internal agreement stipulated by the representatives of managers and Eni SpA. The General Managers of Divisions may be appointed as members of the Board of Directors of Eni subsidiaries and affiliates; compensation deriving from such appointments as provided for by Article 2389 of the Italian Civil Code is to be repaid to Eni as it is included in their remuneration under section a) below.

Their remuneration includes:

a)	a base salary, defined considering the position held and their specific responsibilities, with reference to appropriate market levels as benchmarked against national and international companies of comparable size, complexity and scope in the oil and gas, industrial and service sectors. Base salaries are reviewed and adjusted on a yearly basis considering individual performance and career progression;
b)	a performance bonus paid yearly, based on the achievement of specific financial, operational and strategic targets and of individual performance goals pertaining to each business units defined consistently with the Company’s targets in the strategic plan and yearly budget. The target level of the bonus corresponds to 60% of the base salary;
c)	long-term incentives in the form of a deferred monetary bonus and stock options according to the same scheme as the CEO. Under this scheme the three General Managers have received:
i)	a yearly award of a deferred monetary bonus at target level of 40% of the base salary. In 2007, based on 2006 Eni results, the basic deferred bonus awarded was equal to 100% of the target level, within an interval ranging from 70% to 130%; and
ii)	a yearly award of stock options for a face value corresponding to 4.5 times the base salary. Options awarded in 2007 have a vesting period of three years and an exercise price of euro 27.451 corresponding to the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding the award;
d)	a severance payment as regulated by Italian laws, which consists of a lump sum to be paid to the employee upon retirement. To this end, the Company recognizes yearly accruals computed by dividing the yearly remuneration (base salary, bonuses and stock compensation) by 13.5. These amounts are revaluated yearly at the rate of 1.5% plus the 75% of the official yearly consumer price index increase;
e)	the pension scheme corresponds to the scheme applied to Eni managers and provided by INPS to all Italian workers. In addition, the General Managers are included in the additional pension scheme of Eni managers which provides an integration to the public pension. For further details see section g) of the description of compensation of the CEO;
f)	like all other Eni managers, they are entitled to participate in a health insurance Fund financed by Eni managers and Eni which provides reimbursement of certain medical expenses on the basis of rules and parameters as provided for by the Fund’s By-laws. For further details see section h) of the description of compensation of the CEO; and
g)	an insurance against death or permanent inability caused by injury or disease in the exercise of his duties or under certain other circumstances as stipulated collectively for all managers of Italian manufacturing companies.

With the exception of the CEO as described above, none of the Directors of Eni has service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment.

Remuneration earned for 2007 by members of the Board of Directors, including the CEO and the Chairman, the three General Managers and Eni’s senior managers attending on a permanent basis the meetings of the Steering Committee of Eni (total amount) is reported in the table below. Emoluments earned by the Statutory Auditors of Eni are also included.

Follows a description of each column of the following table:

•	"Emoluments for service at Eni SpA" include emoluments paid to non-executive and executive directors for service rendered, fixed fees paid to Directors attending the Board’s Committees, and fees paid to Statutory Auditors. Emoluments earned by the Chairman and the CEO include also the portion awarded for the powers entrusted to them by the Board;
•	"Non cash benefits" comprise amounts referring to all fringe benefits, including insurance policies;
•	"Bonuses and other incentives" include: (i) performance bonuses awarded in the year to Directors and the Chairman of the Board based on the performance of the Eni share; (ii) performance bonuses awarded in the year to both the Chairman and the CEO in connection with the power entrusted to them by the Board, based on the achievement of specific company targets; and (iii) performance bonuses awarded in the year to the CEO, in his position as General Manager of the parent company, the General Managers of Eni’s divisions and other Eni’s senior managers based on the achievement of specific financial, operational and strategic targets and individual performance targets pertaining to their respective business or functional units; and
•	"Salaries and other elements" report base salaries earned by the CEO in his position as General Manager of the parent company, the General Mangers of Eni’s divisions and other Eni’s senior managers, and indemnities paid upon termination of the employment contract.

Name	Position	Emoluments for service at Eni SpA	Non-cash benefits	Bonus and other incentives (1)	Salaries and other elements		Total

		(thousand euro)
Board of Directors
Roberto Poli	Chairman	765	16	388			1,169
Paolo Scaroni	CEO	430	62	1,277	1,016		2,785
Alberto Clô	Director	138		10			148
Renzo Costi	Director	134		10			144
Dario Fruscio (2)	Director	126		10			136
Marco Pinto	Director	133		10			143
Mario Resca	Director	130		10			140
Marco Reboa	Director	148		10			158
Pierluigi Scibetta	Director	134		10			144
Board of Statutory Auditors
Paolo Andrea Colombo	Chairman	115			88	(3)	203
Filippo Duodo	Auditor	80			72	(4)	152
Edoardo Grisolia (5)	Auditor	80					80
Riccardo Perotta	Auditor	80			38	(6)	118
Giorgio Silva	Auditor	80			45	(7)	125
General Managers
Stefano Cao	Exploration & Production		1	551	935		1,487
Domenico Dispenza	Gas & Power		1	457	654		1,112
Angelo Taraborrelli (8)	Refining & Marketing		1	386	340		727
Angelo Caridi (9)	Refining & Marketing		1		210		211

		2,573	82	3,129	3,398		9,182

Senior managers (10)			10	2,570	3,529		6,109

(1)	Based on performance achieved in 2006.
(2)	On January 30, 2008, Dario Fruscio resigned from the Board of Directors.
(3)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Saipem and EniServizi.
(4)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA and in Polimeri Europa and as Chairman of the Board of Statutory Auditors of CEPAV Uno and CEPAV Due.
(5)	Compensation for the service is paid to the Ministry of Economy and Finance.
(6)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Snam Rete Gas SpA until April 26, 2007 and as Statutory Auditor in Snam Rete Gas SpA for the following months.
(7)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA and as Chairman of the Board of Statutory Auditors of TSKJ Italia Srl.
(8)	In office until August 2, 2007.
(9)	Appointed by the Board of Directors on August 3, 2007.
(10)	Managers, who during the year with the CEO and the General Managers of Eni divisions, have been member of the Eni Directors Committee (seven managers).

For the year ended December 31, 2007, the overall compensation of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive directors, General Managers and Eni’s senior managers amounted to euro 25 million. The break-down is as follows:

2007

(million euro)
Fees and salaries	17
Post employment benefits	1
Other long-term benefits	3
Fair value stock grants/options	4
25

The above amounts include salaries, annual emoluments, lump-sum amounts paid in lieu of expense reimbursements, stock-based compensation and other deferred incentive bonuses, health and pension contributions and amounts accrued to the reserve for employee termination indemnities, which is used to pay severance pay as required by Italian law to employees upon termination of employment. The members of the Board of Directors in their capacity as such are not entitled to receive such severance pay. At December 31, 2007, the total amount accrued to the reserve for employee termination indemnities with respect to members of the Board of Directors who were also employees of Eni, the three general managers and Eni’s senior managers was euro 2,780 thousand. The break-down of this amount is presented in the table below:

Name	(thousand euro)

Paolo Scaroni	CEO and General Manager of Eni	159
Stefano Cao	General Manager of the E&P Division	641
Domenico Dispenza	General Manager of the G&P Division	407
Angelo Taraborrelli	General Manager of the R&M Division (1)	424
Angelo Caridi	General Manager of the R&M Division (2)	144
Senior Managers (3)		1,004

2,780

(1)	Position held until August 2, 2007.
(2)	Appointed on August 3, 2007.
(3)	No. 7 managers.

Long-term Incentive Schemes

In March 2006, the Board of Directors approved a new long-term incentive scheme for the managers of Eni and its subsidiaries (excluding listed subsidiaries), as proposed by the Compensation Committee. This new scheme is designed to motivate more effectively and retain managers, linking incentives to targets and performance achieved in a tighter way than previous incentives schemes. This new incentive scheme applies to the 2006-2008 three year period and is composed of a deferred monetary bonus, linked to the achievement of certain business growth and operating efficiency targets, and stock option awards based on the achievement of certain targets in terms of total shareholder return. This scheme has a structure intended to balance monetary and stock-based components of the remuneration, as well as to link financial and operating performance to share performance in the long-term.

Deferred monetary bonus

This leg of the long-term incentive scheme provides a basic bonus paid after three years from the award according to a variable amount equal to a percentage ranging from 0 to 170% of the amount established for the target performance in relation to the performances achieved in a three-year period as approved by the Board of Directors. Performances are measured in terms of achievement of preset annual EBITDA targets, as assessed by comparing actual results with set targets under a constant trading environment.

The following table sets out the basic bonus awarded in the year 2007 to the CEO and to the General Managers of Eni’s Divisions, and the total amount awarded to Eni’s senior managers.

Name	Deferred bonus awarded

(thousand euro)
Paolo Scaroni	CEO and General Manager of Eni	787
Stefano Cao	General Manager of the E&P Division	380
Domenico Dispenza	General Manager of the G&P Division	268
Angelo Taraborrelli	General Manager of the R&M Division (1)	236
Angelo Caridi	General Manager of the R&M Division (2)	140	(3)
Senior managers (4)		1,126

(1)	Position held until August 2, 2007.
(2)	Appointed on August 3, 2007.
(3)	Assigned by Saipem on July 25, 2007, to Angelo Caridi who held the position of CEO of Snamprogetti until August 2, 2007.
(4)	No. 7 managers.

Stock Options

Eni can award share options to managers holding strategic positions or positions of significant responsibility for the achievement of the Company’s results. This incentive scheme is designed to ensure that managers’ interests are aligned with those of shareholders and to stimulate entrepreneurial behavior on part of managers. Differently from previous schemes, the 2006-2008 stock option plan introduced a performance condition upon which grants can be exercised. The Board of Directors determines the number of options to be exercised after a three-year vesting period upon verification of performances achieved. The amount of options is determined in a percentage ranging from 0% to 100% of the amount underlying each year of the plan, depending on the performance of Eni shares measured in terms of annual Total Shareholders Return as compared to that achieved by a panel of major international oil companies in terms of market capitalization. Options can be exercised along a three year period. Under this plan, the Board resolved to award to Eni’s managers 6,128,500 options pertaining to 2007 with a strike price equal to euro 27.451 and 7,050,000 options at a strike price of euro 23.119 pertaining to 2006.

At December 31, 2007, a total of 17,699,625 options were outstanding for the purchase of an equal amount of ordinary shares nominal value euro 1 each, carrying an average strike price of euro 23.822. The weighted average remaining contractual life of options outstanding at December 31, 2006 and 2007 was 4 years and 7 months and 5 years and 7 months respectively.

The following is a summary of stock option activity for the years 2006 and 2007:

2006	2007

Number of shares	Weighted average exercise price (euro)	Market price (a) (euro)	Number of shares	Weighted average exercise price (euro)	Market price (a) (euro)

Options as of January 1	13,379,600	17.705	23.460	15,290,400	21.022	25.520
New options granted	7,050,000	23.119	23.119	6,128,500	27.451	27.447
Options exercised in the period	(4,943,200)	15.111	23.511	(3,028,200)	16.906	25.338
Options cancelled in the period	(196,000)	19.119	23.797	(691,075)	24.346	24.790
Options outstanding as of December 31	15,290,400	21.022	25.520	17,699,625	23.822	25.120
of which exercisable at December 31	1,622,900	16.190	25.520	2,292,125	18.440	25.120

(a)	Market price relating to new rights assigned, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of assignment; (ii) the date of the recording in the securities account of the managers to whom the options have been assigned; (iii) the date of the unilateral termination of employment for rights cancelled). Market price of shares referring to options as of the beginning and the end of the year, is the price recorded at December 31.

The fair value of stock options granted during the years ended December 31, 2006 and 2007 of euro 2.89 and euro 2.98, respectively, was calculated applying the Black-Scholes method and using the following assumptions:

2006	2007

Risk-free interest rate	(%)	4.0	4.7
Expected life	(year)	6	6
Expected volatility	(%)	16.8	16.3
Expected dividends	(%)	5.3	4.9

The following table presents the amount of stock options awarded to Eni’s CEO, the three General Managers and Eni’s senior managers.

CEO and General Manager of Eni	General Manager E&P Division	General Manager G&P Division	General Manager R&M Division	General Manager R&M Division	Senior managers (1)

Paolo Scaroni (2)	Stefano Cao	Domenico Dispenza	Angelo Taraborrelli (3)	Angelo Caridi (4)

Options outstanding at the beginning of the period:
- number of options		1,380,000	314,500	137,000	269,500	(5)	238,000	54,500	73,500	(6)	926,500
- average exercise price	(euro)	22.801	21.641	22.244	3.988		20.624	19.896	17.519		21.709
- average maturity in months		73	70	65	73		68	74	67		69
Options granted during the period:
- number of options		573,000	155,500	110,000	-		96,500	-	48,500	(6)	472,500
- average exercise price	(euro)	27.451	27.451	27.451	-		27.451	-	26.521		27.451
- average maturity in months		72	72	72	-		72	-	72		72
Options exercised at the end of the period:
- number of options		-	63,500	14,500	-		73,000	24,000	-		46,000
- average exercise price	(euro)	-	16.576	15.013	-		15.431	16.576	-		13.743
- average market price at date of exercise	(euro)	-	27.529	24.721	-		25.774	25.306	-		24.756
Options outstanding at the end of the period:
- number of options		1,953,000	406,500	232,500	269,500	(5)	261,500	30,500	122,000	(6)	1,353,000
- average exercise price	(euro)	24.165	24.655	25.159	3.988		24.593	22.509	21.098		23.985
- average maturity in months		63	62	60	61		62	67	60		61

(1)	No. 7 managers.
(2)	The award to the CEO has been integrated by a monetary incentive to be paid after three-year in relation to the performance of Eni shares, and is equal to 96,000 options granted in 2006, with a strike price of euro 23.100 and 80,500 options granted in 2007, with a strike price of euro 27.451.
(3)	In office until August 2, 2007.
(4)	Appointed on August 3, 2007.
(5)	Options on Snam Rete Gas shares: awarded by the company to Domenico Dispenza who held the position of Chairman of Snam Rete Gas until December 23, 2005.
(6)	Options on Saipem shares: awarded by the company to Angelo Caridi who held the position of CEO of Snamprogetti until August 2, 2007.

Stock Grants

In 2003 Eni implemented a stock-based incentive scheme based on the awards of treasury shares for no consideration to those managers of Eni who achieved corporate and individual targets. This scheme applied to the three-year period 2003-2005. Grants vested within 45 days after the end of the third year from the date of the award. This incentive scheme was discontinued in 2006.

Under this plan, as of December 31, 2007, a total of 902,800 grants were outstanding for the award of an equal amount of treasury shares (equal to 0.05% of capital stock) pertaining to 2003, 2004 and 2005 assignments as follows: (i) a total of 2,500 grants (fair value euro 11.20 per share) related to 2003, (ii) a total of 798,700 grants (fair value euro 14.57 per share) related to 2004 and (iii) a total of 1,072,400 grants (fair value euro 20.08 per share) related to 2005. The following is a summary of stock grant activity for the years 2006 and 2007:

2006	2007

Number of shares	Market price in euro (a)	Number of shares	Market price in euro (a)

Stock grants as of January 1	3,127,200	23.460	1,873,600	25.520
New rights granted	-	-	-	-
Rights exercised in the period	(1,236,400)	23.933	(966,000)	24.652
Rights cancelled in the period	(17,200)	23.338	(4,800)	26.972
Stock grants outstanding as of December 31	1,873,600	25.520	902,800	25.120
of which exercisable at December 31	156,700	25.520	68,100	25.120

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the resolution of the Board of Directors regarding the stock grant assignment; (ii) the date of the recording in the grantee’s securities account of the emission/transfer of the shares granted; (iii) the date of the unilateral termination of employment for rights cancelled) weighted with the number of shares. Market price of stock grants at the beginning and at the end of the year is the price recorded at December 31.

The following table presents the amount of stock grants awarded to Eni’s CEO, General Managers and Eni’s senior managers.

Grants outstanding at beginning of the period	Grants exercised during the period	Grants expired during the period	Grants outstanding at end of the period

Number of grants	Average maturity in months	Number of grants	Average market price at date of exercise (euro)	Number of grants	Number of grants	Average maturity in months

Paolo Scaroni
CEO and General Manager of Eni	-		-	-	-		-	-
Stefano Cao
General Manager of the E&P Division	29,000		15	13,000	24.447		16,000	8
Domenico Dispenza	5,800		8	5,800	24.447		-	-
General Manager of the G&P Division	53,900	(1)	13	15,300	4.554	10,200	28,400	7
Angelo Taraborrelli (2)
General Manager of the R&M Division	21,800		17	5,800	24.447		16,000	8
Angelo Caridi (3)
General Manager of the R&M Division	12,700		15	5,800	24.447		6,900	8
Senior managers (4)	50,900		15	22,400	24.447		28,500	8

(1)	Snam Rete Gas’ shares. These grants have been assigned by Snam Rete Gas to Domenico Dispenza who held the Snam Rete Gas’ Chairman position till December 23, 2005.
(2)	Position held until August 2, 2007
(3)	Appointed on August 3, 2007.
(4)	No. 3 managers.

Employees

At December 31, 2007, Eni’s employees numbered 75,862 representing an increase of 2,290 employees from December 31, 2006, or 3.1%, reflecting a 2,628 increase in employees hired and working outside Italy and a 338 decline in employees hired in Italy. Eni seeks to maintain constructive relationships with the labor unions.

Employees hired in Italy were 39,427 (52% of all Group employees). Of these, 36,300 were working in Italy, 2,940 outside Italy and 187 on board of vessels, with a 338 unit decline from 2006; of these 40 persons left the group due to changes in consolidation.

The process of improvement in the quality mix of employees continued in 2007 with the hiring of 2,632 persons, of which 726 with open-end contracts. A total of 1,906 persons were hired with this type of contract and with apprenticeship contracts, most of them with university qualifications (1,117 persons of which 759 are engineers) and 733 persons with a high school diploma. During the year 2,943 persons left their job at Eni, of these 2,189 had an open-end contract and 754 a fixed-term contract.

Employees hired and working outside Italy at December 31, 2007 were 36,435 (48% of all Group employees), with a 2,628 persons increase due to the positive balance of new hires with fixed-term contracts and persons leaving their job in the Engineering & Construction segment (approximately 1,800 employees) due mainly to new contracts in Saudi Arabia and the sale of Camom SA and 736 persons in the Exploration & Production segment, of these approximately 400 following the purchase of Dominion and Maurel & Prom.

Employees at year end	2005	2006	2007

(units)
Exploration & Production	8,030	8,336	9,334
Gas & Power	12,324	12,074	11,582
Refining & Marketing	8,894	9,437	9,428
Petrochemicals	6,462	6,025	6,534
Engineering & Construction	28,684	30,902	33,111
Other activities	2,636	2,219	1,172
Corporate and financial companies	5,228	4,579	4,701

	72,258	73,572	75,862

The table below sets forth Eni’s employees at December 31, 2005, 2006 and 2007 in Italy and outside Italy:

Employees at year end	2005	2006	2007

(units)
Exploration & Production	Italy	5,027	5,273	5,535
	Outside Italy	3,003	3,063	3,799
		8,030	8,336	9,334
Gas & Power	Italy	9,733	9,602	9,114
	Outside Italy	2,591	2,472	2,468
		12,324	12,074	11,582
Refining & Marketing	Italy	6,680	7,196	7,101
	Outside Italy	2,214	2,241	2,327
		8,894	9,437	9,428
Petrochemicals	Italy	5,164	4,948	5,476
	Outside Italy	1,298	1,077	1,058
		6,462	6,025	6,534
Engineering & Construction	Italy	5,799	6,164	6,618
	Outside Italy	22,885	24,738	26,493
		28,684	30,902	33,111
Other activities	Italy	2,636	2,219	1,172
	Outside Italy	-	-	-
		2,636	2,219	1,172
Corporate and financial companies	Italy	5,153	4,363	4,411
	Outside Italy	75	216	290
		5,228	4,579	4,701
Total	Italy	40,192	39,765	39,427
Total	Outside Italy	32,066	33,807	36,435
		72,258	73,572	75,862
of which senior managers		1,748	1,604	1,585

Share Ownership

As of April 30, 2008, the cumulative number of shares owned by the Eni’s directors, statutory auditors and senior managers, including the three General Managers, was 414,531 equal to approximately 0.01% of Eni’s share capital outstanding as of the same data. In this time frame, no further options to purchase Eni shares were granted by the Company to those persons as compared to grants existing as of December 31, 2007 (see tables in the section "Stock Option Plans"). Eni issues only ordinary shares, each bearing one-vote right; therefore shares held by those persons have no different voting rights. The break-down of share ownership for each of those persons is provided below.

Name	Position	Number of shares owned

Board of Directors
Roberto Poli	Chairman	-
Paolo Scaroni	CEO and General Manager of Eni	42,299
Alberto Clô	Director	-
Renzo Costi	Director	1,422
Marco Pinto	Director	-
Marco Reboa	Director	-
Mario Resca	Director	-
Pierluigi Scibetta	Director	-
General Managers
Stefano Cao	General Manager of the E&P Division	121,925
Domenico Dispenza	General Manager of the G&P Division	99,715
Angelo Caridi	General Manager of the R&M Division	31,695
Board of Statutory Auditors		3,850
Senior managers		113,625

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of May 9, 2008, the Ministry of Economy and Finance and Cassa Depositi e Prestiti SpA were the only persons known by Eni to own more than 2% of any class of Eni SpA’s voting securities. At such date, the total amount of Eni SpA’s voting securities owned by these shareholders was:

Title of class	Number of shares owned	Percent of class

Ministry of Economy and Finance	813,443,277	20.3%
Cassa Depositi e Prestiti	400,288,338	10.0%

The Ministry of Economy and Finance, in agreement with the Ministry of Economic Development, retains certain special powers over Eni. See "Item 10 – Additional Information – Memorandum and Articles of Association – Limitations on Voting and Shareholdings – Special Powers of the State". For a discussion of the Eni share buy-back program see "Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers". As of May 9, 2008 there were 43,128,072 ADRs, each representing two Eni ordinary shares outstanding corresponding to 2.1% of Eni’s share capital. See "Item 9 – The Offer and the Listing".

Related Party Transactions

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties and their impact on consolidated earnings and cash flow, and on the Group’s assets and financial condition are reported in Note 36 to the Consolidated Financial Statements.

Item 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 – Financial Statements.

Legal Proceedings

Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements. The following is a description of the most significant proceedings currently pending. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

Environment

Criminal proceedings

ENI SPA
Subsidence. The Court of Rovigo conducted investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration and extraction activities in the Ravenna and North Adriatic area both on land and in the sea. Eni appointed an independent and interdisciplinary scientific commission, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration and extraction activities, with the aim of verifying the magnitude and effects and any actions appropriate to reduce or to neutralize any subsidence phenomenon in the area. This commission produced a study which excludes the possibility of any risk to human health or damage to the environment. The study also states that worldwide there are no instances of accidents of harm to public safety caused by subsidence induced by hydrocarbon production. It also shows that Eni employs the most advanced techniques for monitoring, measuring and controlling the soil. This proceeding is in the first level hearing stage. The Veneto Region, other local bodies and two private entities have been acting as plaintiffs. Eni was admitted as a defendant. The Court decided that the proceeding must be heard by the Court of Ravenna.

Alleged damage. In 2002, the public prosecutor of Gela commenced a criminal investigation to ascertain alleged damage caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (formerly EniChem SpA) and Raffineria di Gela SpA. The judge for the preliminary hearing dismissed the accusation of adulteration of food products, while the proceeding for the other allegations regarding pollution and environmental damage remains underway.

Alleged negligent fire in the refinery of Gela. In June 2002, in connection with a fire at the refinery of Gela, a criminal investigation began concerning alleged negligent fire, environmental crimes and crimes against natural beauty. First degree proceedings ended with an acquittal sentence. In November 2007, the public prosecutors of Gela and of Caltanissetta filed an appeal against this decision.

Investigation of the quality of ground water in the area of the refinery of Gela. In 2002, the public prosecutor of Gela commenced a criminal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. Eni is charged of having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials. The preliminary hearing phase was closed for one employee who would stand trial, while for the other plaintiffs the preliminary hearing phase is not yet completed.

Alleged negligent fire (Priolo). The public prosecutor of Siracusa commenced an investigation regarding certain Eni managers who were previously in charge of conducting operations at the Priolo refinery (Eni divested this asset in 2002) to ascertain whether they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. After preliminary investigations the public prosecutor requested the opening of a proceeding against the mentioned managers for negligent behavior.

ENIPOWER SPA
Alleged unauthorized waste management activities. In 2004, the public prosecutor of Rovigo commenced an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to the samples of soil used during the construction of the new EniPower power station in Mantova. The prosecutor requested the CEO of EniPower and the managing director of the Mantova plant at the time of the alleged crime to stand trial.

Air emissions. The public prosecutor of Mantova commenced an investigation against two managers of the Mantova plant in connection with air emissions by the new power plant.

SYNDIAL SPA (FORMER ENICHEM SPA)
Criminal action commenced by the public prosecutor of Brindisi. In 2000, the public prosecutor of Brindisi commenced a criminal action against 68 persons who are employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation the public prosecutor asked for the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions, but the prosecutor confirmed the request to dismiss the case.

Civil and administrative proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)
Alleged pollution caused by the activity of the Mantova plant. In 1992, the Ministry of Environment summoned EniChem SpA (now Syndial SpA) and Edison SpA before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. Edison agreed on a settlement with the Ministry whereby Edison quantified compensation for environmental damage freeing from any obligation Syndial, which purchased the plant in 1989. Syndial failed to settle this dispute with the Ministry. The proceeding is still pending.

Summon before the Court of Venice for environmental damages allegedly caused to the lagoon of Venice by the Porto Marghera plants. On December 13, 2002, EniChem SpA (now Syndial SpA), jointly with Ambiente SpA (now merged into Syndial SpA) and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages that were not quantified, allegedly caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous criminal proceedings against employees and managers of the defendants. EVC Italia and Ineos presented an action to be indemnified by Eni’s Group companies in case the alleged pollution is proved. The environmental damage is being assessed by an independent consultant.

Claim of environmental damages, allegedly caused by industrial activities in the area of Crotone, commenced by the President of the Regional Council of Calabria. On April 14, 2003, the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, commenced an action against EniChem SpA (now Syndial SpA) with reference to environmental damages for approximately euro 129 million and damages for euro 250 million (plus interest and compensation) in connection with loss of income and damage to property allegedly caused by industrial activities in the area of Crotone. In addition, the Province of Crotone is acting as plaintiff, claiming damage for euro 300 million. With a decision in May 2007, the Court of Milan declared the invalidity of the power of proxy conferred to the Delegated Commissioner to act on behalf of the Calabria Region with the notice served to Syndial SpA and decided the liquidation of expenses born by the defendant. The Province of Crotone appealed this decision. The second instance court accepted this appeal and Syndial repealed this determination. On October 21, 2004, Syndial was convened before the Court of Milan by the Calabria Region which is seeking to obtain a condemnation of Syndial for a damage payment, should the office of the Delegated Commissioner for Environmental Emergency in the Calabria Region cease during this proceeding. The Calabria Region requested a damage payment amounting to euro 800 million as already requested by the Delegated Commissioner for Environmental Emergency in the Calabria Region in the proceeding commenced in 2003. This new proceeding is in the preliminary investigation stage. This proceeding was unified with the one opened by the Ministry of the Environment. In 2006, the Council of Ministers, Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan to obtain the ascertainment, quantification and payment of damage (in the form of land, air and water pollution and therefore of the general condition of the population) caused by the operations of Pertusola Sud SpA in the Municipality of Crotone and in surrounding municipalities. The local authorities requested the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same matter and damage claim as the proceedings commenced by the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region against Syndial in 2003 and 2004, respectively.

Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore. A proceeding is pending before the Court of Turin by which the Minister of the Environment summoned Syndial SpA and requested environmental damage for euro 3,237 million as well as the additional expenditures needed for the reclamation and remediation of the site in relation to alleged DDT pollution at Lake Maggiore allegedly caused by the Pieve Vergonte plant. An independent consultant estimated the environmental damage and related reclamation expenditures to amount to euro 1,273 million. This estimate has been filed with the court. Syndial opposed this estimate. Parties are waiting for a final determination by the court. The Italian Ministry enacted a ministerial decree providing for the: (i) upgrading of a hydraulic barrier to protect the site; and (ii) presentation of a project for the environmental remediation of Lake Maggiore. The administrative court of Piemonte rejected Syndial’s opposition against the outlined environmental measures requested by the Ministry of the Environment. Syndial expects to repeal this decision.

Action commenced by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of environmental damage. The Municipality of Carrara commenced an action before the Court of Genova requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of certain environmental damage which cannot be cleaned up as well as further damages of various types (e.g. damage to the natural beauty of this site). This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry of the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. Syndial summoned Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who ran the plant in previous years, in order to be guaranteed. A report produced by an independent expert charged by the judge was filed with the Court. The findings of this report quantify the residual environmental damage at euro 15 million. With a sentence of March 2008, the Court of Genova rejected all claims made by the Municipality of Carrara.

Ministry for the Environment Augusta harbor. The Italian Ministry for the Environment with various administrative acts ordered companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Polimeri Europa and Syndial. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. Polimeri Europa opposed said administrative actions, objecting in particular to the way in which remediation works have been designed and information on concentration of pollutants has been gathered. The Regional Administrative Court of Catania with its decision of July 2007 annulled the decision made by the Service Conference of the Ministry of the Environment concerning Priolo and the Augusta harbor. The Ministry and the municipalities of Augusta and Melilli filed a claim with an Administrative Court of the Sicily Region which accepted the claim In January 2008 the Regional Court of Catania accepted two further claims on this matter, while the decision of the Administrative Court of Lazio is still pending.

Other judicial or arbitration proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)
Serfactoring: disposal of receivables. In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA and which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment on the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004; the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed this partial decision, requesting in particular the annulment of the first step judgment, the reimbursement of euro 180 million from Serfactoring along with the rejection of all its claims and the payment of all proceeding expenses. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura, decided on May 18, 2005 to suspend this determination until the publication of the decision of the court hearing the appeals. On argument, Serfactoring and Syndial requested that the final decision Court return the case to its original court. The Court of Cassation accepted the appeal and the return of the case to its original court.

ENI SPA
Fintermica. Fintermica presented a claim against Eni concerning the management of the Jacorossi joint venture with reference to an alleged abuse of key roles played by Eni SpA in the joint venture, thus damaging the other partner’s interest and the alleged dilatory behavior of Syndial in selling its interest in the joint venture to Fintermica. The parties decided to commence arbitration on the matter. The examining phase is ongoing and an independent assessment of this matter is being executed.

SNAMPROGETTI SPA
CEPAV Uno and CEPAV Due. Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA for the construction of two railway tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase). With regard to the project for the construction of the line from Milan to Bologna, an Addendum to the contract between CEPAV Uno and TAV was signed on June 27, 2003, redefining certain terms and conditions of the contract. Subsequently, the CEPAV Uno consortium requested a time extension for the completion of works and a claim amounting to euro 800 million. CEPAV Uno and TAV failed to solve this dispute amicably. CEPAV Uno opened an arbitration procedure as provided for under terms of the contract on April 27, 2006.

With regard to the project for the construction of a high-speed railway from Milan to Verona, in December 2004, CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by an Italian governmental authority (CIPE). As concerns the arbitration procedure requested by CEPAV Due against TAV for the recognition of costs incurred by the Consortium in the 1991-2000 ten-year period plus suffered damage, in January 2007, the arbitration committee determined the Consortium’s right to recover the costs incurred in connection with the design activities performed. A technical independent survey is underway to assess the amount of compensation to be awarded to the Consortium as requested by the arbitration committee. TAV appealed the arbitration committee’s determination. In April 2007, the Consortium filed with the second instance court of Rome an appeal against Law Decree No. 7 of December 31, 2007 revoking the concessions awarded to TAV which resulted in the annulment of arrangements signed between TAV and the Consortium to build the high-speed railway section from Milan to Verona. The European Court of Justice was requested to judge on this matter. In the meantime, TAV decided to not request the reimbursement of advances paid to the Consortium.

Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

Antitrust

ENI SPA
Abuse of dominant position of Snam alleged by the Italian Antitrust Authority. In March 1999, the Italian Antitrust Authority concluded its investigation started in 1997 and: (i) found that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam for euro 2 million; and (iii) ordered a review of the practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Authority did not appeal this decision. The decision on the merit of this dispute is still pending before the same Administrative Court.

Formal assessment commenced by the Commission of the European Communities for the evaluation of alleged participation to activities limiting competition in the field of paraffin. On April 28, 2005, the Commission of the European Communities commenced a formal assessment to evaluate the alleged participation of Eni and its subsidiaries in activities limiting competition in the field of paraffin. The alleged violation of competition is for: (i) the determination of and increase in prices; (ii) the subdivision of customers; and (iii) exchange of trade secrets, such as production capacity and sales volumes. After, the Commission requested information on Eni’s activities in the field of paraffin and certain documentation acquired by the Commission during an inspection. Eni filed the requested information. This proceeding is at the preliminary investigation stage following the communication of a statement of objections by the European Commission. Eni accrued a provision against this proceeding. The final hearing was held in December 2007.

Ascertainment by the European Commission of the level of competition in the European natural gas market. As part of its activities to ascertain the level of competition in the European natural gas market, with Decision No. C(2006)1920/1 of May 5, 2006, the European Commission informed Eni on May 16, 2006 that Eni and its subsidiaries were subject to an investigation under Article 20, paragraph 4 of the European Regulation No. 1/2003 of the Council in order to verify the possible existence of any business activities breaching European rules in terms of competition and intention to prevent access to the Italian natural gas wholesale market and to subdivide the market among a few operators in the activity of supply and transport of natural gas. Officials from the European Commission conducted inspections at the headquarters of Eni and of certain Eni subsidiaries and collected documents. Similar actions have been performed by the Commission also against the main operators in natural gas in Germany, France, Austria and Belgium. In April 2007, the European Commission made known its decision to start a further stage of inquiry, and stated that elements collected so far induced in the Commission the suspicion that Eni adopted behaviors leading to "capacity hoarding and strategic underinvestment in the transmission system leading to the foreclosure of competitors and harm to competition and customers in one or more supply markets in Italy". In the same document, the Commission states that "It is important to note that the initiation of proceedings does not imply that the Commission has conclusive proof of an infringement. It only signifies that the Commission will conduct an in-depth investigation of the case as a matter of priority".

TTPC. In April 2006, Eni filed a claim before the Regional Administrative Court of Lazio against the decision of the Italian Antitrust Authority of February 15, 2006 stating that Eni’s behavior pertaining to implementations of plans for the upgrading of the TTPC pipeline for importing natural gas from Algeria represented an abuse of dominant position under Article 82 of the European Treaty and fined Eni. The initial fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition including the upgrade of the gasline. Eni accrued a provision with respect to this proceeding. With a decision filed on November 29, 2006, the Regional Administrative Court of Lazio partially accepted Eni’s claim, annulling such part of the Authority’s decision where the fine was quantified. Eni is waiting for the filing of the motivations of the Court decision to ascertain the impact of said decision. Pending this development, the payment of the fine has been voluntarily suspended. In 2007, the Regional Administrative Court of Lazio accepted in part Eni’s claim and cancelled the quantification of the fine based on the Antitrust Authority’s inadequate evaluation of the circumstances presented by Eni. Eni filed an appeal with the Council of State, as did the Antitrust Authority and TTPC. Pending the final outcome, Eni awaits for the determination of the amount of the fine to be paid.

POLIMERI EUROPA SPA AND SYNDIAL SPA
Inquiries in relation to alleged anti-competitive agreements in the area of elastomers. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the field of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. At present, proceedings are pending before the European Commission regarding the CR and NBR products. In March 2007, the Commission sent to Eni, Polimeri Europa and Syndial a statement of objections, thus opening the second phase of this proceeding. In December 2007, the European Commission dismissed Syndial’s position on CR and imposed on Eni and Polimeri a fine amounting to euro 132.160 million. The two companies have filed an appeal with the EU Court of First Instance against this decision and, at the same time, paid the fine in March 2008. Investigations relating to other elastomers products resulted in the ascertainment of Eni having infringed European competition laws in the field of synthetic rubber production (BR and ESBR). On November 29, 2006, the Commission fined Eni and its subsidiary Polimeri Europa for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance in February 2007. The Commission filed a counterappeal. Pending the outcome, Polimeri Europa presented a bank guarantee for euro 200 million and paid the residual amount of the fine. In August 2007, Eni submitted a request for a negative ascertainment with the Court of Milan aimed at proving the non-existence of alleged damages suffered by tire manufacturers. With regard to NBR, an inquiry is underway also in the U.S., where class actions have also been commenced. On the federal level, the class action was abandoned by the plaintiffs. However, the federal judge has yet to acknowledge this abandonment. With regard to other products under investigation in the U.S., settlements were reached with both relevant U.S. antitrust authorities and the plaintiffs acting through a class action. Eni recorded a provision for these matters.

Regulation

Inquiry of the Italian Authority for Electricity and Gas regarding information to clients about the right to pay amounts due for natural gas sales in installments. With Decision No. 228/2007, the Italian Authority for Electricity and Gas commenced a formal inquiry regarding information to clients about the right to pay amounts due for the natural gas sales in installments in order to possibly put a stop to the alleged infringement of the clients’ rights and to impose a fine. In April 2008, the Authority concluded its inquiry and fined the Company by euro 3.2 million.

Toscana Energia Clienti SpA. Eni’s subsidiary Toscana Energia Clienti started an action against a customer regarding alleged lack of measurement of gas consumption due to inability to access a measurement facility at the customer’s site, also in connection with the application of Resolution No. 229/2001 of the Italian Authority for Electricity and Gas. This customer has annual consumption in excess of 5,000 CM. The defendant has filed a counter-claim in relation to this proceeding. This proceeding is in a preliminary stage.

DISTRIBUIDORA DE GAS CUYANA SA
Formal investigation of the agency entrusted with the regulations for the natural gas market in Argentina. Enargas started a formal investigation on some operators, among them Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company improperly applied conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. In April 2004 the company filed a defensive memorandum. On April 28, 2006, the company formally requested the acquisition of documents from Enargas in order to have access to the documents on which the allegations are based.

Tax Proceedings

ENI SPA
ICI Pineto. With a formal assessment presented by the Municipality of Pineto (Teramo) in December 1999, Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea which constitute territorial waters in front of the coast of Pineto. Eni was requested to pay a total of approximately euro 17 million including interest and a fine. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. However, the Court overturned both judgments, declaring that a municipality can consider requesting a tax on real estate in the sea facing its territory and with the decision of February 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the matters of the proceeding. On February 22, 2007 the Commission held the hearing, and the filing of the judgment is pending. On December 28, 2005, the Municipality of Pineto presented the same request for the same platforms for the years 1999 to 2004. The total amount requested from Eni is euro 24 million including interest and penalties. Eni filed a claim against this request which was accepted by the first degree judge with a decision of December 4, 2007.

AGIP KARACHAGANAK BV
Claims concerning unpaid taxes and relevant payment of interest and penalties. In July 2004, the relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, on the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of $43 million, net to Eni, and the anticipated offsetting of value added tax (VAT) credits for $140 million, net to Eni, as well as the payment of interest and penalties for a total of $128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to $26 million net to Eni that includes taxes, surcharges and interest. Meetings continue regarding the residual matters. Eni recorded a provision for this matter.

AGIP KCO NV
In December 2007 the Kazakh tax authority filed a notice of tax assessment for fiscal years 2004 to 2006 to Agip KCO, operator of the Kashagan contract. Allegedly unpaid taxes, including interest and penalties, amount to approximately $235 million net to Eni and relate to unpaid amounts and inapplicable deductions on value added tax and the default in applying certain withholding taxes on payments to foreign suppliers. The same notice also informs the companies which are parties to the Kashagan contract that further assessments are pending on undeductible costs for $188 million net to Eni and higher taxable income of Kazakh organizations for $48 million net to Eni. The company filed an appeal. Eni recorded a provision on this matters.

Court Inquiries

EniPower. In June 2004, the Milan Public Prosecutor commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. These inquiries were widely covered by the media. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the aforementioned situation and Eni’s CEO approved the creation of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to cooperate fully in every respect with the Court. From the inquiries performed, no default in the organization emerged, nor deficiency in internal control systems. External experts have performed inquiries with regard to certain specific aspects. In accordance with its transparency and firmness guidelines, Eni will take the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing.

Trading. An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties to favor the closing of certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the public prosecutor of Rome notified Eni of two judicial measures for the seizure of documentation concerning Eni’s transactions with the said companies. Eni is acting as plaintiff in this proceeding. In spite of the fact that the Public Prosecutor filed a request for dismissing this proceeding, the judge for preliminary investigations ordered to start the penal action.

TSKJ Consortium Investigations of the SEC and other Authorities. The U.S. Securities and Exchange Commission (SEC) is currently investigating alleged improper payments made by the TSKJ consortium to certain public officials in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. The TSKJ consortium is formed by Eni’s subsidiary Snamprogetti (Eni’s interest being 43.41%) with a 25% interest and, for the remaining part, by subsidiaries of Halliburton/KBR, Technip and JGC. Eni and its subsidiary Snamprogetti adhered to a request for voluntary collaboration notified by the SEC in June 2004. The SEC request aimed at obtaining information regarding the TSKJ consortium. Eni and Snamprogetti also adhered to other requests for voluntary collaboration made by other authorities which are currently investigating this matter.

Gas Metering. On May 28, 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Courts of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian criminal law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, interalia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the commencement of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. The Group companies are cooperating with the Supervising Authorities in the investigations.

Agip KCO NV. In November 2007, the public prosecutor of Kazakhstan informed Agip KCO of the start of an inquiry for an alleged fraud in the award of a contract to the Overseas International Constructors GmbH in 2005.

Settled Proceedings

ENI SPA
Inquiry of the Italian Authority for Electricity and Gas regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. With Decision No. 37 of February 23, 2006, the Italian Authority for Electricity and Gas commenced an inquiry on the activities of natural gas selling companies, including Eni, in order to potentially impose a fine or an administrative sanction regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. For the 2004-2005 thermal year and for the period from October 1, 2005 to December 31, 2005, the Authority for Electricity and Gas supposed that given the weather of the period, the use of modulation storage capacity was featured by a higher volume of off takes with respect to the volume which would have been necessary to satisfy the commercial requirements for which the storage company entitled Eni to a priority in the conferral of storage capacity. According to the Authority for Electricity and Gas, such situation was in contrast with applicable regulation. With Decision No. 281/2006 of December 6, 2006, the Authority for Electricity and Gas closed said inquiry and fined Eni by euro 90 million of which euro 45 million pertaining to thermal year 2004-2005 and euro 45 million to thermal year 2005-2006 as a consequence of Eni having violated regulation in force pertaining to the priorities in the conferral of storage capacity. Eni settled the matter pertaining to thermal year 2004-2005 by paying a fractional amount of the fine imposed in accordance with Law No. 689/1981 and filed an appeal before the Regional Administrative Court of Lombardy requesting the annulment of the fine pertaining to thermal year 2005-2006. On June 19, 2007, the Regional Administrative Court of Lombardy ruled in favor of Eni and annulled that section of Decision No. 281/2006 of the Authority for Electricity and Gas imposing a fine on Eni for thermal year 2005-2006. Among other things, the Court’s ruling established that the elements collected by the Authority to fine Eni were lacking a sufficient degree of proof. The terms for appealing this decision on part of the Authority expired. Consequently this proceeding closed without any further liability for the Company. Unutilized provisions that were accrued for this proceeding in 2006 were reversed in 2007.

Inquiry of the Italian Antitrust Authority in relation to collusive mechanisms for the pricing of automotive fuels distributed on the retail market. With Decision of January 18, 2007, the Italian Antitrust Authority opened an inquiry to ascertain the existence of a possible agreement limit competition in the field of pricing of automotive fuels distributed on the retail market in Italy in violation of Article 81 of the EC Treaty. This inquiry concerns eight oil companies, including Eni. According to the Authority, said companies would have been putting in place collusive mechanisms intended to influence the pricing of automotive fuels distributed on the retail market by way of a continuing exchange of informative flows since 2004. In April 2007, Eni filed with the Italian Antitrust Authority a proposal of initiatives, based on certain rules established by the same Authority, enabling companies to reach the closure of a proceeding without sanctions or fines when they present counteractive measures designed to eliminate an infringing behavior. In December 2007, the Antitrust Authority approved the initiatives proposed by Eni and decided to close the inquiry without ascertaining any violation and imposing any fine. In particular, Eni is engaged in initiatives designed to contain and possibly reduce the retail prices of fuels in the hyper-self selling mode until they are in line with European averages. It also committed itself to pursue agreements with large chain stores.

STOCCAGGI GAS ITALIA SPA
Tariffs. With Decision No. 26 of February 27, 2002, the Italian Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period from April 1, 2002 to March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority for Electricity and Gas repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both decisions with the Regional Administrative Court of Lombardy requesting their cancellation. With a decision dated September

29, 2003, that court rejected the appeal presented by Stogit. Stogit filed an appeal to the Council of State against the sentence, which was rejected by the Council of State on January 6, 2006.

POLIMERI EUROPA SPA
Violation of environmental regulations on waste management. Before the Court of Gela a criminal action took place relating to the alleged violation of environmental regulations on waste management concerning the ACN plant and the disposal of FOK residue deriving from the steam cracking process. Defendants were found guilty and a damage payment in first instance to an environmental association acting as plaintiff was required to be made. The amount of said damage payment is immaterial. The sentence was passed to the Civil Court for the quantification of any further damage and claim. Eni appealed this sentence and was acquitted by the Court of Appeal of Caltanissetta for non-existence of the crime.

RAFFINERIA DI GELA SPA
Soil and sea pollution. In 1999, the public prosecutor of Gela commenced an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni’s Gela refinery. Three environmental organizations are acting as plaintiffs and have requested damage payment for euro 551 million. With a Decision of February 20, 2007, the Court of Gela dismissed these allegations.

SYNDIAL SPA
Summon for the ascertainment of responsibility in the pollution of soil of Paderno Dugnano. In 2004, Sitindustrie SpA, which in 1996 purchased a plant in Paderno Dugnano from Enirisorse (now merged into Syndial SpA), summoned Syndial SpA before the Court of Milan, requesting to establish the Syndial SpA’s responsibility in the alleged pollution of soil around the plant and to require it to pay environmental damage necessary for remediation. The Tribunal of Milan rejected the plaintiff’s request with a sentence released on June 10, 2006. The deadline to appeal the Tribunal sentence expired on November 1, 2007.

ENI SPA
Notification to Eni Petroleum Co Inc of a subpoena by the Department of Justice of the United States of America Antitrust Division and request of information and documents relating to activities in the field of wax and of a deposition. On April 28, 2005, the Department of Justice of the United States of America - Antitrust Division, notified Eni Petroleum Co Inc of a subpoena requesting information and documents relating to activities in the field of wax to be filed before June 20, 2005 and a deposition on the same date. The Company informed the department that it does not produce nor import wax in the United States of America.

ENI SPA
Decree of the Lombardy Region. With a decree dated December 6, 2000, the Lombardy Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation was requested from the Ministry of Finance and Economy. With a Decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative Court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardy Region decided with Regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of taxes due before that date. The action for the recognition of such taxes bears a five-year term. Consequently, the exercise of such action has expired.

SNAM RETE GAS
Environmental tax of Sicilia Region upon the owners of primary pipelines. With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (e.g. pipelines operating at a maximum pressure of over 24 bar). Snam Rete Gas paid eight installments for a total of euro 86.1 million and suspended payments in December 2002 based on a decision of the Regional Administrative Court of Lombardy. At the same time, Snam Rete Gas promoted all actions required to protect its interests with Italian and European Authorities. On June 21, 2007, the European Court of Justice declared the regional law to be contrary to European rules and to the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria, under which certain products (including natural gas) imported from this country could not be subjected to customs or other duties. Following this ruling, the Sicilia Region cancelled the law introducing the tax with Regional Law No. 15 of August 21, 2007. With various the Regional Tax Commission and the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is contrary to European rules and condemned the Region to repay the cashed amounts. In its budget law for 2008, the Region accrued the necessary provisions for repaying Snam Rete Gas. On February 17, 2007 the Region and Snam Rete Gas signed an agreement that provides for the repayment in six annual installments starting from the first quarter of 2008. On March 1, 2008 Snam Rete Gas received the first payment.

ENI SPA
Inquiry of the Italian Antitrust Authority on jet fuel. With a Decision of December 9, 2004, the Italian Antitrust Authority commenced an inquiry on the distribution of jet fuel against six oil companies operating in Italy, including Eni and certain entities jointly controlled by said oil companies engaged in the storing and loading jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged restrictions to competition as said oil companies would agree to divide among themselves the supplies to airlines. On December 22, 2005, the Authority notified the preliminary results of the inquiry concerning: (i) information flows to said oil companies related to the functioning of the jointly-controlled entities engaging in the storage and uploading of jet fuel; (ii) barriers to the entrance of new competitors in the capital of such entities operating the activities of storing and loading; and (iii) the price of jet fuel which is deemed to be higher than on other European markets. On June 20, 2006, the Authority notified the final decision of this proceeding to Eni and fined Eni by an amount of euro 117 million. The Authority fined other oil companies involved in this matter. Eni filed an opposition against this decision before an administrative court and suspended the payment of this fine. On January 29, 2007, the Regional Administrative Court of Lazio accepted only partially the opposition made by Eni and annulled part of the decision of the Authority. In particular, a measure providing for the involved oil companies to cease their joint participation in the capital of the entities operating the activities of storing and loading jet fuel was annulled. Eni accrued a provision with respect to this proceeding. As a consequence of this decision, Eni paid a fine amounting to euro 117 million. Eni also decided to appoint independent directors in the boards of those joint ventures, replacing Eni managers acting as board members. Eni filed an appeal against this decision before an higher administrative court requesting for its rejection or a reduction of the fine.

Inquiry commenced by the Italian Antitrust Authority concerning an alleged abuse of dominant position in the use of the total continuous regasification capacity of GNL. On November 18, 2005, the Italian Antitrust Authority notified Eni and its subsidiary GNL Italia of the opening of an inquiry, in accordance with Article 14 of Law No. 287/1990, concerning an alleged abuse of dominant position in the assignment and use of the total continuous regasification capacity of the Panigaglia terminal (owned by GNL Italia) during thermal years 2002-2003 and 2003-2004, as already reported by an inquiry of the Italian Authority for Electricity and Gas on the same matter. The Authority for Electricity and Gas concluded its inquiry by signaling the fact to the Antitrust Authority. In a later communication Eni was informed that the inquiry has been extended also to thermal year 2004-2005 and to Snam Rete Gas which is the parent company of GNL Italia SpA. On September 25, 2006, the Antitrust Authority sent Eni the findings of its inquiry. Eni then presented the Antitrust Authority certain commitments based on Article 14-ter of Law No. 287/1990. On November 23, 2006, the Antitrust Authority resolved to publish such commitments effective the following day. On March 9, 2007, the Antitrust Authority resolved to accept Eni’s commitments and to close the inquiry without charging or fining Eni. Eni is committed to perform a gas release amounting to 4 BCM in a two-year period, starting on October 1, 2007. Eni is implementing its obligations under the gas release agreement and providing timely information to the Antitrust Authority on this activity.

Alleged intentional poisoning (Priolo). In March 2002, the public prosecutor of Siracusa commenced an investigation concerning the activity of the refinery of Priolo to ascertain whether infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area had occurred. In September 2007, the judge for the preliminary investigation filed a request to dismiss this proceeding.

Dividends

Eni’s dividend policy in future periods, and the sustainability of the current amount of dividends over the next four-year period, will depend upon a number of factors including future levels of profitability and cash flow provided by operating activities, a sound balance sheet structure, capital expenditures and development plans, in light of the "Risk Factors" set out in Item 3. The parent Company’s net profit and, therefore, the amounts of earnings available for the payment of dividends will also depend on the level of dividends received from Eni’s subsidiaries. However, subject to such factors, in the next four-year period management plans to pay to shareholders yearly amounts of dividends in line with the level of fiscal year 2007 in real terms. On April 29, 2008, Eni’s shareholders’ meeting approved a dividend, for fiscal year 2007, of euro 1.30 per share, of which euro 0.60 per share was paid in October 2007 as an interim dividend with the balance of euro 0.70 per share to be paid late in May 2008. Total cash outlay for the 2007 dividend is expected at euro 4.58 billion (including the euro 2.20 billion already paid in October 2007). In future years, management expects to continue paying interim dividends for each fiscal year, with the balance to the full year dividend to be paid in each following year.

Significant Changes

See "Item 5 – Recent developments" for a discussion of significant events occurred after 2007 year-end up to the latest practicable date, including a review of Eni’s performance in the first quarter of 2008, an agreement regarding the Kashagan project and settlement of the Company’s dispute with the Venezuelan authorities regarding the Dación expropriation.

Item 9. THE OFFER AND THE LISTING

Offer and Listing Details

The principal trading market for the ordinary shares of Eni SpA, of a nominal value of euro 1.00 each (the "Shares"), is the Mercato Telematico Azionario or MTA ("Telematico"), the Italian screen-based dealer market, which is the principal trading market for shares in Italy. The Shares are traded on the Blue Chip segment of Telematico, which includes shares of the companies whose market capitalization amounts to more than euro 1,000 million. American Depositary Receipts ("ADRs"), each representing two shares, are listed on the New York Stock Exchange. The ratio has changed from one ADR per five Shares to one ADR per two Shares, effective January 10, 2006.

The table below sets forth the reported high and low reference prices of Shares on Telematico and of ADRs on the New York Stock Exchange, respectively. Due to the ratio change, the historical prices of ADRs have been adjusted by an adjustment factor of 2.5. See "Item 3 – Key Information – Exchange Rates" regarding applicable exchange rates during the periods indicated below.

Telematico	New York Stock Exchange

High	Low	High	Low

(euro per share)	(U.S. $ per ADR)
2002	17.145	12.938	32.844	24.360
2003	15.746	11.881	37.992	26.460
2004	18.748	14.723	50.580	36.940
2005	24.960	17.930	60.540	47.400
2006	25.730	21.820	67.690	54.650
2007	28.330	22.760	78.290	60.220

2006
First quarter	24.880	23.050	60.650	55.170
Second quarter	24.810	21.820	62.630	54.650
Third quarter	24.430	22.590	62.900	57.080
Fourth quarter	25.730	23.050	67.690	58.400

2007
First quarter	25.720	22.760	66.720	60.220
Second quarter	27.150	24.130	72.840	64.710
Third quarter	28.330	23.310	78.290	63.160
Fourth quarter	26.680	23.320	75.660	67.220

2008
First quarter	25.580	20.870	75.130	61.790
January 2008	25.580	20.880	75.130	62.840
February 2008	23.340	21.140	70.700	61.790
March 2008	23.350	20.870	71.630	65.000
April 2008	24.770	21.820	77.160	68.570
May 2008 (through May 9, 2008)	25.660	25.110	79.410	75.950

JPMorgan Chase Bank. N.A. (the "Depositary") functions as a depositary bank issuing ADRs pursuant to the Deposit Agreement between Eni, the Depositary and the beneficial owners ("Beneficial Owners") and sometimes registered holders of ADRs issued thereunder.

At May 9, 2008 there were 43,128,072 ADRs outstanding, representing 86,256,144 ordinary shares, or 2.1% of all Eni’s shares outstanding, held by 91 holders of record (including the Depository Trust Company) in the United States of America, 88 of which are U.S. residents. Since certain of such ADRs are held by nominees, the number of holders may not be representative of the number of Beneficial Owners in the United States or elsewhere.

The Shares are included in the S&P/MIB, the primary Italian stock exchange index that measures the performance of the 40 leading companies in leading industries listed on the markets organized and managed by

Borsa Italiana SpA ("Borsa Italiana"). The constituents of the S&P/MIB are selected according to the following criteria: sector representation, market capitalization of free-float shares and liquidity. Since September 20, 2004 S&P/MIB is the principal indicator used to track the performance of the Italian stock market and is the basis for future and option contracts traded in the Italian Derivatives Market ("IDEM") managed by Borsa Italiana. Eni’s Shares are the largest component of the S&P/MIB, with a weighting of approximately 14.6%. as established by Standard & Poor’s and Borsa Italiana after reviewing the composition of the S&P/MIB on March 25, 2008. In addition, future and option contracts on the Shares are traded on IDEM and securitized derivatives based on the Shares are traded on the Italian securitized Derivatives Market ("SeDeX"). IDEM facilitates the trading of future and option contracts on index and shares issued by companies that meet certain required capitalization and liquidity thresholds. SeDeX is the Borsa Italiana electronic regulated market where it is possible to trade securitized derivatives (covered warrants and certificates).

Since January 14, 2002, the rule imposing a minimum lot of shares for transactions on the Telematico has been abolished. Outside Telematico, block trading is permitted for orders that meet certain minimum size requirements and must be notified to Consob and Borsa Italiana. Starting from May 15, 2000, the Shares have been also trading on a special market, named After Hours trading market or TAH ("After Hours"), after the closing of the day time of Telematico under special rules. Since March 28, 2000, a three-day rolling cash settlement has been applied to all trades of equity securities in Italy, instead of the previous five-day settlement.

Markets

Telematico is organized and administered by Borsa Italiana which is subject to the supervision and control of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange or "Consob"), the public authority charged, interalia, with regulating investment companies, securities markets and public offerings of securities in Italy to ensure the transparency and regularity of the dealings and protect investors. Borsa Italiana is a joint-stock company (Società per Azioni) that was established to manage the Italian regulated financial markets (including Telematico) as part of the implementation in Italy of the EU Investment Services Directive ("ISD"). Borsa Italiana has issued rules governing the organization and the administration of the markets it regulates, which are Telematico (shares, convertible bonds, pre-emptive rights, warrants, and Funds), After Hours, Mercato Expandi (small companies), ETFplus (Exchange Traded Funds and Exchange Traded Commodities market), IDEM (index and stock derivatives market), SeDeX (covered warrants and certificates), and MOT (bond market), as well as the admission to listing on and trading on these markets.

If the opening price of a security (established each trading day prior to the commencement of continuous trading based on bids received) differs by more than 10% (or such other amount established by Borsa Italiana) from the previous day’s reference price, trading in that security will not be permitted until it is authorized by Borsa Italiana. The reference price is calculated for each security as a weighted average of the last 10% of volumes traded in a single day. If in the course of a trading day the price of a security fluctuates by more than 5% from the last reported sale price (or 10% from the opening price), trading in that security will be automatically suspended for a certain period of time. In the event of such a suspension, effect is not given to trades agreed but not confirmed before the suspension.

Effective November 1, 2007, following the national implementation of the EU Markets in Financial Instruments Directive (2004/39/EC) ("MiFID"), the so called ‘concentration rule’ has been superseded. The MiFID, that replaces the ISD, establishes the legal framework governing investment services and financial markets in Europe. With the new regulatory regime of MiFID, orders can be routed not only to Regulated Markets but also to either Multilateral Trading Facilities ("MTF"s) or Systematic Internalisers. An MTF is a multilateral system, operated by an investment firm or a market operator, which brings together multiple third-party buying and selling interests in financial instruments – in the system and in accordance with non-discretionary rules – in a way that results in a contract. A Systematic Internaliser is an investment firm or a bank which deals on own account by executing client orders outside a Regulated Market or an MTF. Italian exchanges and securities are primarily regulated by Legislative Decree No. 58 of February 24, 1998 ("Decree No. 58"). This decree requires that the provision of investment services and activities to the public on a professional basis is reserved to banks and investment firms, which are firms authorized to provide investment services or activities. In addition, banks and investment firms organized in a member nation of the EU are permitted to operate in Italy provided that the intent of the bank or investment firm to operate in Italy is communicated to Consob by the competent authority of the member state. Non-EU banks and non-EU investment firms may operate in Italy subject to the specific authorization of Consob, in agreement with the Bank of Italy. Pursuant to Decree No. 58 the Bank of Italy, in agreement with Consob, is responsible for regulation, clearing and settlement of transactions involving financial instruments. The regulations and measures of general application adopted by the Bank of Italy and Consob are published in the Gazzetta Ufficiale.

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The full text of the memorandum and articles of association of Eni as amended by Eni’s Extraordinary Shareholders’ Meeting held on May 24, 2007, is attached as an exhibit to this annual report. See "Exhibit 1".

Eni is incorporated under the name "Eni SpA" resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law No. 136 of February 10, 1953. The company’s purpose is the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapors, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilization and trade of hydrocarbons and natural vapors, all in compliance with concessions required by law.

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

Special Powers of the State

Under Italian laws, the State, acting through the Minister of Economy and Finance in agreement with the Minister of Economic Development (the "Ministers"), holds certain special powers in connection with any transfer of a controlling interest in certain State-owned companies operating in public service sectors, including Eni SpA. The law places no limit on the duration of such special powers. Such powers are to be exercised in accordance with EU principles.

Regarding the Special Powers of the State, Eni’s By-laws acknowledge in Article 6.2 that the Italian State holds certain special powers pursuant to Law No. 474 of July 30, 1994:

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
d)	appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance, in agreement with the Minister of Economic Development, will appoint his substitute.

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

In accordance with past decisions, the Court analyzed Italian legislation in force at the expiration of the terms defined in the European Commission’s informed opinion. Therefore the Court did not take into account DPCM of May 4, 1999, Article 66 of Law No. 488/1999 and DPCM of June 10, 2004 and Law No. 350 of December 24, 2003 which included provisions limiting those "special powers" of the Minister of Economy and Finance and the Minister of the Economic Development. These are currently being analyzed by the European Commission.

Furthermore Law No. 266 of December 23, 2005 (Budget Law) in Article 1, paragraphs from 381 to 384, in order to favor the process of privatization and the diffusion among the public of shareholdings in companies in which the State holds significant stakes, introduced the option to include in the By-laws of listed companies formerly entirely owned by the State, as in the case of Eni SpA, provisions for the issuance of shares and securities bearing the same characteristics as shares which give to the special meeting of relevant holders the right to request the issuance on their behalf of new shares, also at par value, or securities bearing the right to vote at both ordinary and extraordinary meetings. The introduction of these norms in Eni’s By-laws would entail the cancellation of the 3% threshold to individual shareholdings, except for the State, as contained in Article 6.1 of Eni’s By-laws. To date Eni’s By-laws have not been modified to adopt this provision.

Minority protection provisions

Under Italian laws, the By-laws of companies such as Eni SpA, that impose a maximum limit on the number of shares that may be held by any shareholder must provide for the election of directors and statutory auditors through the voto di lista (voting list) system, to ensure that minority shareholders of a company are represented on its Board of Directors and Board of Statutory Auditors. Accordingly, Eni’s By-laws require that the members of the Board of Directors and the Board of Statutory Auditors of Eni SpA not directly appointed by the Ministers (see "– Special Powers of the State") be elected on the basis of candidate lists presented either by the Board of Directors or by one or more shareholders (including the Minister of Economy and Finance) representing in the aggregate at least 1% of the share capital of Eni SpA having the right to vote at ordinary shareholders’ meetings. Such candidate lists must be deposited at the registered office of Eni SpA and published in at least three Italian newspapers having general circulation in Italy (two of which must be business dailies). Publication of the candidate list presented by the Board of Directors shall occur at least 20 days before the first call (as defined below) of the Shareholders’ Meeting. Such term is reduced to 10 days in the case of candidate lists proposed by shareholders. Each shareholder may present or participate in the presentation of only one candidate list and each candidate may appear on only one list.

According to Article 17.3 of Eni’s By-laws Board members are elected in the following manner:

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

Article 17.3 of Eni’s By-laws also provides that companies that are controlling entities or under common control, as defined by Article 2359, first paragraph, of the Civil Code, or companies controlled by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list.

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

These provisions are implemented in Eni’s By-laws. The provisions regarding the presentation, deposit and publication of list of candidates for the office of director or statutory auditor do not apply to Eni as, for the Company, the matter is disciplined by the special legislation contained in Law No. 474 issued on July 30, 1994, regarding the so called "privatized companies".

Legislative Decree No. 303/2006 introduced changes to this law on protection of savings; in particular:

•	at least one Board member, if their number is not higher than seven, or two Board members, if their number is higher than seven, shall have the independence requirements set forth by the current legislation and the By-laws. If these requirements elapse the Board member will be removed (Article 147-ter); and
•	the professional requirements of the "Manager responsible for the preparation of financial reporting documents" (Article 154-bis).

Eni’s By-laws was already in compliance with the above mentioned provisions regarding the appointment of directors and statutory auditors and the qualification of the directors. In particular, Eni By-laws sets at three the number of independent Directors if the Directors are more than five.

In accordance with Article 24 of Eni’s By-laws, as provided for by the TUF, the Board of Directors under proposal of the CEO in agreement with the Chairman and with the approval of the Board of Statutory Auditors appoints a manager in charge of the preparation of financial reports. The appointed person must be chosen among persons who for at least three years:

a)	have been in charge of financial reporting or control activities or business administration for listed Italian or European or OECD companies with share capital of at least one million euro, or
b)	have acted as external auditors of the same companies described above, or
c)	have performed professional activities or teaching at university level in accounting and finance, or
d)	have held managerial positions in private or public entities engaged in finance, accounting and control.

The Board of Directors verifies the adequacy of his powers and means in order to fulfill this task and the respect of relevant administrative and accounting procedures.

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

The relevant thresholds noted above shall be calculated including: (i) shares registered in the name of the relevant reporting person whose underlying voting rights are attributed to third parties, and vice versa; and (ii) shares held through third parties and shares whose voting rights are attributable to such third parties, excluding shares registered in the name of, or endorsed to, fiduciaries, as well as shares whose voting rights are attributed to intermediaries for purposes of the management of mutual or individual savings.

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

In addition to the rules of Article 2359-bis of the Italian civil code governing the acquisition of shares of the parent company by a controlled subsidiary, Decree No. 58/1998 regulates additional cross-ownership matters as follows.

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

According to the Italian tax law as reflected in the Deposit Agreement, the Company is not involved: (i) in withholding amounts due by holders of ADRs to relevant taxing authorities in connection with any distributions relating to ADRs; or (ii) in the procedures through which certain holders of ADRs may obtain tax rebates, credits, refunds or other similar benefits. Pursuant to the Deposit Agreement, the custodian and the Depositary have undertaken to use reasonable efforts to make and maintain arrangements to enable persons that are considered to be resident in United States for purposes of applicable law to receive any rebates or tax credits (pursuant to treaty or otherwise) relating to distributions on the ADRs to which such persons are entitled. In addition, the Depositary has agreed to establish procedures to enable all holders to take advantage of any rebates or tax credits (pursuant to treaty or otherwise) relating to distributions on the ADRs to which such holders are entitled and to provide, at least annually, a written notice, in a form previously agreed to by the Company, to the holders of ADRs of any necessary actions to be undertaken by such Holders.

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

Item 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the possibility that the exposure to fluctuations in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. Eni’s financial performance is particularly sensitive to changes in the price of crude oil and movements in the euro/U.S.$ exchange rate. Overall, a rise in the price of crude oil has a positive effect on Eni’s results from operations and liquidity due to increased revenues from oil and gas production. Conversely, a decline in crude oil prices reduces Eni’s results from operations and liquidity.

The impact of changes in crude oil prices on the Company’s downstream gas and refining and marketing businesses and petrochemical operations depends upon the speed at which the prices of finished products adjust to reflect changes in crude oil prices. In addition, the Group’s activities are, to various degrees, sensitive to fluctuations in the euro/U.S.$ exchange rate as commodities are generally priced internationally in U.S. dollars or linked to dollar denominated products as in the case of gas prices. Overall, an appreciation of the euro against the dollar reduces the Group’s results from operations and liquidity, and vice versa.

Please refer to Note 28 to the Consolidated Financial Statements for a qualitative and quantitative discussion of the Company’s exposure to market risks. Please also refer to Notes 7 and 20 to the Consolidated Financial Statements for details of the different derivatives owned by the Company in these markets.

As part of its financing and cash management activities, the Company uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are principally interest rate and currency swaps. The Company also enters commodity derivatives as part of its ordinary commercial and trading activities and, from time to time, to hedge the exposure to variability in future cash flows due to movements in commodity prices, in view of pursuing acquisitions of oil and gas reserves as part of the Company’s ordinary asset portfolio management or other strategic initiatives. These instruments and their accounting treatment are detailed in Notes 7 and 25 to the Financial Statements.

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

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers SpA, an independent registered public accounting firm, as stated in its report that is included on pages F-1 and F-2 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

There have not been changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Board of Statutory Auditors Financial Expert

Eni’s Board of Statutory Auditors has determined that four members of Eni’s Board of Statutory Auditors qualify as "audit committee financial expert", as defined in Item 16A of Form 20-F. These four members are: Paolo Andrea Colombo, who is the Chairman of the Board, and Filippo Duodo, Riccardo Perotta and Giorgio Silva. All members are independent.

Item 16B. Code of Ethics

Eni adopted a code of ethics that applies to Eni’s Board of Directors and Board of Statutory Auditors, as well as all Eni’s employees including Eni’s principal executive officer, principal financial officer and principal accounting officer. The Company’s code of ethics is published on Eni’s website. It is accessible at www.eni.it, under the section "Sustainability – Corporate Governance and Corporate Ethics – Code of Ethics". A copy of this code of ethics is included as an exhibit to this Annual Report on Form 20-F.

Eni’s code of ethics contains ethical guidelines, describes corporate values and requires standards of business conduct and moral integrity. The ethical guidelines are designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws and regulations and internal reporting of violations of the guidelines. The code affirms the principles of accounting transparency and internal control and endorses human rights and the issue of the sustainability of the business model.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers SpA has served as Eni principal independent public auditor for fiscal years 2005, 2006 and 2007 for which audited Consolidated Financial Statements appear in this Annual Report on Form 20-F.

The following table shows total fees paid by Eni, its consolidated and unconsolidated subsidiaries and Eni’s share of fees incurred by joint ventures for services provided by Eni public auditor PricewaterhouseCoopers and its member firms, with respect to the years indicated:

Year ended December 31,
2005	2006	2007

(thousand euro)
Audit Fees	12,591	22,240	26,383
Audit-Related Fees	190	166	169
Tax Fees	246	303	81
All Other Fees	38	6	120
Total	13,065	22,715	26,753

Audit Fees include professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, including, from 2006, the audit on the Company’s internal control over financial reporting.

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

Pre-approval policies and procedures of the Internal Control Committee

The Board of Statutory Auditors has adopted a pre-approval policy for audit and non-audit services that set forth the procedures and the conditions pursuant to which services proposed to be performed by the principal auditors may be pre-approved. Such policy is applied to entities within the Eni Group which are either controlled or jointly-controlled (directly or indirectly) by Eni SpA. According to this policy, permissible services within the other audit services category are pre-approved by the Board of Statutory Auditors. The Board of Statutory Auditors’ approval is required on a case by case basis for those requests regarding: (i) audit-related services; and (ii) non-audit services to be performed by the external auditors which are permissible under applicable rules and regulations. In such cases, the Company’s internal audit department is charged with performing an initial assessment of each request to be submitted to the Board of Statutory Auditors for approval. The internal audit department periodically reports to Eni’s Board of Statutory Auditors on the status of both pre-approved services and services approved on a case-by-case basis rendered by the external auditors.

During 2007, no Audit-Related Fees, Tax Fees or Other Non-Audit Fees were approved by the Board of Statutory Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i) (c) of Rule 2-01 of Regulation S-X.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables present purchases of own shares by Eni from the beginning of the program through May 9, 2008:

Period	Number of shares (million)	Average price (euro per share)	Total cost (million euro)	Share capital %

2000 (since September 1)	44.38	12.92	574	1.11
2001	110.00	13.58	1,494	2.75
2002	52.26	14.74	771	1.30
2003	23.94	13.76	329	0.60
2004	4.23	16.60	70	0.10
2005	47.06	21.97	1,034	1.18
2006	53.13	23.35	1,241	1.33
2007	27.56	24.69	680	0.68
2008, through May 9, 2008	11.76	22.61	266	0.28
Total purchased as of May 9, 2008	374.32	17.26	6,459	9.35
minus:
- stock options exercised and shares granted pursuant to stock option and stock grant plans	(14.32)
Total shares held in treasury	360.00			8.99

Total number of shares purchased	Average price paid per share (euro)	Total number of shares purchased, as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs.(2)

At December 31, 2006 (1)	335,002,779	16.46	335,002,779	75,040,134
January 2007	2,172,700	24.71	337,175,479	73,246,534
February 2007	2,241,350	24.08	339,416,829	71,090,284
March 2007	4,103,431	23.26	343,520,260	67,174,803
April 2007	1,739,600	24.43	345,259,860	65,528,803
May 2007	1,229,950	25.52	346,489,810	64,682,203
June 2007	2,344,600	26.42	348,834,410	62,629,203
July 2007	1,239,070	26.61	350,073,480	61,605,133
August 2007	2,333,300	24.85	352,406,780	59,387,133
September 2007	2,214,800	25.34	354,621,580	58,578,533
October 2007	2,881,625	25.15	357,503,205	56,472,408
November 2007	3,895,400	23.99	361,398,605	52,592,508
December 2007	1,163,513	24.60	362,562,118	51,474,995
January 2008	2,709,130	22.13	365,271,248	48,873,565
February 2008	3,380,161	22.25	368,651,409	45,504,204
March 2008	2,606,938	22.01	371,258,347	42,908,766
April 2008 (3)	2,242,200	23.41	373,500,547	40,678,566
May 2008 (through May 9, 2008)	819,500	25.48	374,320,047	39,859,066

(1)	From May 2000, Eni’s Ordinary Shareholders’ Meeting has authorized Eni’s Board of Directors to carry out a program for the repurchase of own shares within such limits as established by the Shareholders’ Meeting itself. The shares are to be purchased on the Telematico at a price no lower than their nominal value and no higher than 5% over the reference price recorded on the business day preceding each purchase. According to applicable regulations, the nominal value of shares so purchased, including shares held by subsidiaries cannot exceed 10% of a company’s share capital. Shares purchased in excess of such 10% limit must be resold within one year from the date of their purchase.
(2)	Based on the authorized purchase ceiling, deducting the total number of shares purchased and adding back the number of stock options exercised by and shares granted to Eni’s managers pursuant to stock option and stock grant plans.
(3)	On April 29, 2008, Eni’s Ordinary Shareholders’ Meeting authorized the continuation of the program for the repurchase of own shares for a further 18-month period and up to 400 million ordinary shares, nominal value euro 1 each, corresponding approximately to 10% of Eni’s share capital, for an aggregate amount not exceeding euro 7.4 billion. The 400 million shares and the euro 7.4 billion thresholds take into account the number and amount of Eni shares held in treasury as of April 29, 2008. As of April 29, 2008, Eni held in treasury 359.08 million own shares at a cost of euro 6,236 million.

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

Date: May 21, 2008

Eni SpA

/s/FABRIZIO COSCO

Fabrizio Cosco
Title: Deputy Corporate Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eni SpA

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Eni SpA and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 Controls and Procedures of the 2007 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers SpA

Rome, 21 May 2008

CONSOLIDATED BALANCE SHEET
(million euro)

Dec. 31, 2006	Dec. 31, 2007

Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents	(1)	3,985		2,114
Other financial assets held for trading or available for sale:	(2)
- equity instruments				2,476
- other securities		972		433
		972		2,909
Trade and other receivables	(3)	18,799	1,027	20,676	1,616
Inventories	(4)	4,752		5,499
Current tax assets	(5)	116		703
Other current tax assets	(6)	542		833
Other current assets	(7)	855		1,080
Total current assets		30,021		33,814
Non-current assets
Property, plant and equipment	(8)	44,312		50,137
Other assets	(9)	629		563
Inventory - compulsory stock	(10)	1,827		2,171
Intangible assets	(11)	3,753		4,333
Equity-accounted investments	(12)	3,886		5,639
Other investments	(12)	360		472
Other financial assets	(13)	805	136	923	87
Deferred tax assets	(14)	1,725		1,915
Other non-current receivables	(15)	994		1,110
Total non-current assets		58,291		67,263
Assets classified as held for sale	(26)			383
TOTAL ASSETS		88,312		101,460
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	(16)	3,400	92	7,763	131
Current portion of long-term debt	(21)	890		737
Trade and other payables	(17)	15,995	961	17,116	1,021
Income taxes payable	(18)	1,640		1,688
Other taxes payable	(19)	1,190		1,383
Other current liabilities	(20)	634		1,556
Total current liabilities		23,749		30,243
Non-current liabilities
Long-term debt	(21)	7,409		11,330
Provisions for contingencies	(22)	8,614		8,486
Provisions for employee benefits	(23)	1,071		935
Deferred tax liabilities	(24)	5,852		5,471
Other non-current liabilities	(25)	418	56	2,031	57
Total non-current liabilities		23,364		28,253
Liabilities directly associated with the assets classified as held for sale	(26)			97
TOTAL LIABILITIES		47,113		58,593
SHAREHOLDERS’ EQUITY	(27)
Minority interest		2,170		2,439
Eni shareholders’ equity
Share capital		4,005		4,005
Reserves		33,391		34,610
Treasury shares		(5,374)		(5,999)
Interim dividend		(2,210)		(2,199)
Net profit		9,217		10,011
Total Eni shareholders’ equity		39,029		40,428
TOTAL SHAREHOLDERS’ EQUITY		41,199		42,867
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		88,312		101,460

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(million euro except as otherwise stated)

2005	2006	2007

Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES	(29)
Net sales from operations		73,728	4,535	86,105	3,974	87,256	4,198
Other income and revenues		798		783		827
Total revenues		74,526		86,888		88,083
OPERATING EXPENSES	(30)
Purchases, services and other		48,567	3,429	57,490	2,720	58,179	3,777
- of which non-recurring charge		290		239		91
Payroll and related costs		3,351		3,650		3,800
- of which non-recurring income						(83)
Depreciation, depletion, amortization and impairments		5,781		6,421		7,236
OPERATING PROFIT		16,827		19,327		18,868
FINANCE INCOME (EXPENSE)	(31)
Finance income		3,131	72	4,132	58	4,600	98
Finance expense		(3,497)		(3,971)		(4,683)	59
		(366)		161		(83)
INCOME FROM INVESTMENTS	(32)
Share of profit (loss) of equity-accounted investments		737		795		773
Other gain (loss) from investments		177		108		470
		914		903		1,243
PROFIT BEFORE INCOME TAXES		17,375		20,391		20,028
Income taxes	(33)	(8,128)		(10,568)		(9,219)
Net profit		9,247		9,823		10,809
Attributable to
Eni		8,788		9,217		10,011
Minority interest	(27)	459		606		798
		9,247		9,823		10,809
Earnings per share attributable to Eni (euro per share)	(34)
Basic		2.34		2.49		2.73
Diluted		2.34		2.49		2.73

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(million euro)

Eni shareholders’ equity

Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2004	4,004	959	5,392	3,965	(687)	(3,229)	14,911		7,059	32,374	3,166	35,540
Effect of change in accounting policy - adoption of IAS 32 and IAS 39				13			(40)			(27)	12	(15)
Adjusted balance at January 1, 2005	4,004	959	5,392	3,978	(687)	(3,229)	14,871		7,059	32,347	3,178	35,525
Net profit for the year									8,788	8,788	459	9,247
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities				6						6		6
Change in the fair value of cash flow hedge derivatives				16						16		16
Foreign currency translation differences					1,497					1,497	15	1,512
				22	1,497					1,519	15	1,534
Total recognized income and (expense) for the year				22	1,497				8,788	10,307	474	10,781
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.90 per share)									(3,384)	(3,384)		(3,384)
Interim dividend (euro 0.45 per share)								(1,686)		(1,686)		(1,686)
Dividend distribution of other companies											(1,218)	(1,218)
Allocation of 2004 net profit				1,300			2,375		(3,675)
Shares repurchased						(1,034)				(1,034)		(1,034)
Shares issued under stock grant plans	1			(1)
Treasury shares sold under incentive plans for Eni managers			(47)	47		47				47		47
	1		(47)	1,346		(987)	2,375	(1,686)	(7,059)	(6,057)	(1,218)	(7,275)
Other changes in shareholders’ equity
Cost related to stock options				5						5		5
Sale of consolidated subsidiaries											(40)	(40)
Foreign currency translation differences on the distribution of dividends and other changes					131		135			266	(45)	221
				5	131		135			271	(85)	186

Balance at December 31, 2005 (Note 27)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY continued
(million euro)

Eni shareholders’ equity

Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2005 (Note 27)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217
Net profit for the year (Note 27)									9,217	9,217	606	9,823
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities (Note 27)				(13)						(13)		(13)
Change in the fair value of cash flow hedge derivatives (Note 27)				(15)						(15)		(15)
Foreign currency translation differences					(1,266)					(1,266)	(29)	(1,295)
				(28)	(1,266)					(1,294)	(29)	(1,323)
Total recognized income and (expense) for the year				(28)	(1,266)				9,217	7,923	577	8,500
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share) in settlement of 2005) interim dividend of euro 0.45 per share (Note 27)								1,686	(4,086)	(2,400)		(2,400)
Dividend distribution of Eni SpA (euro 0.60 per share) (Note 27)								(2,210)		(2,210)		(2,210)
Dividend distribution of other companies											(222)	(222)
Payments by minority shareholders											22	22
Allocation of 2005 net profit							4,702		(4,702)
Authorization of shares repurchase (Note 27)			2,000				(2,000)
Shares repurchased (Note 27)						(1,241)				(1,241)		(1,241)
Treasury shares sold under incentive plans for Eni managers (Note 27)			(85)	54		85	21			75		75
Difference between the carrying amount and strike price of stock options exercised by Eni managers							7			7		7
			1,915	54		(1,156)	2,730	(524)	(8,788)	(5,769)	(200)	(5,969)
Other changes in shareholders’ equity
Sale to Saipem Projects SpA of Snamprogetti SpA (Note 27)				247						247	(247)
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(306)	(306)
Purchase and sale to third parties of consolidated subsidiaries											(5)	(5)
Cost related to stock options							14			14		14
Reclassification of reserves of Eni SpA			2	(5,224)		(2)	5,224
Foreign currency translation differences on the distribution of dividends and other changes					(73)		(181)			(254)	2	(252)
			2	(4,977)	(73)	(2)	5,057			7	(556)	(549)

Balance at December 31, 2006 (Note 27)	4,005	959	7,262	400	(398)	(5,374)	25,168	(2,210)	9,217	39,029	2,170	41,199

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY continued
(million euro)

Eni shareholders’ equity

Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2006 (Note 27)	4,005	959	7,262	400	(398)	(5,374)	25,168	(2,210)	9,217	39,029	2,170	41,199
Net profit for the year (Note 27)									10,011	10,011	798	10,809
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities (Note 27)				(4)						(4)		(4)
Change in the fair value of cash flow hedge derivatives (Note 27)				(1,370)						(1,370)		(1,370)
Foreign currency translation differences				25	(1,954)					(1,929)	(51)	(1,980)
				(1,349)	(1,954)					(3,303)	(51)	(3,354)
Total recognized income and (expense) for the year				(1,349)	(1,954)				10,011	6,708	747	7,455
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share) in settlement of 2006 interim dividend of euro 0.60 per share (Note 27)								2,210	(4,594)	(2,384)		(2,384)
Dividend distribution of Eni SpA (euro 0.60 per share) (Note 27)								(2,199)		(2,199)		(2,199)
Dividend distribution of other companies											(289)	(289)
Payments by minority shareholders											1	1
Allocation of 2006 net profit							4,623		(4,623)
Shares repurchased (Note 27)						(680)				(680)		(680)
Treasury shares sold under incentive plans for Eni managers (Note 27)			(55)	35		55	11			46		46
Difference between the carrying amount and strike price of stock options exercised by Eni managers							9			9		9
			(55)	35		(625)	4,643	11	(9,217)	(5,208)	(288)	(5,496)
Other changes in shareholders’ equity
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(201)	(201)
Cost related to stock options							18			18		18
Foreign currency translation differences on the distribution of dividends and other changes					119		(238)			(119)	11	(108)
					119		(220)			(101)	(190)	(291)

Balance at December 31, 2007 (Note 27)	4,005	959	7,207	(914)	(2,233)	(5,999)	29,591	(2,199)	10,011	40,428	2,439	42,867

CONSOLIDATED STATEMENT OF CASH FLOWS
(million euro)

Note	2005	2006	2007

Net profit of the year		9,247	9,823	10,809
Depreciation, depletion and amortization	(30)	5,509	6,153	7,029
Revaluations, net		(288)	(386)	(494)
Net change in provisions for contingencies		1,279	(86)	(122)
Net change in the provisions for employee benefits		18	72	(67)
Gain on disposal of assets, net		(220)	(59)	(309)
Dividend income	(32)	(33)	(98)	(170)
Interest income		(214)	(387)	(603)
Interest expense		654	346	523
Exchange differences		(64)	6	(119)
Income taxes	(33)	8,128	10,568	9,219
Cash generated from operating profit before changes in working capital		24,016	25,952	25,696
(Increase) decrease:
- inventories		(1,402)	(953)	(1,117)
- trade and other receivables		(4,413)	(1,952)	(655)
- other assets		351	(315)	(362)
- trade and other payables		3,030	2,146	360
- other liabilities		12	50	107
Cash from operations		21,594	24,928	24,029
Dividends received		366	848	658
Interest received		214	395	333
Interest paid		(619)	(294)	(555)
Income taxes paid		(6,619)	(8,876)	(8,948)
Net cash provided from operating activities		14,936	17,001	15,517
- of which with related parties	(36)	1,230	2,206	549
Investing activities:
- tangible assets	(8)	(6,558)	(6,138)	(8,532)
- intangible assets	(11)	(856)	(1,695)	(2,061)
- consolidated subsidiaries and businesses		(73)	(46)	(4,759)
- investments	(12)	(54)	(42)	(4,890)
- securities		(464)	(49)	(76)
- financing receivables		(683)	(516)	(1,646)
- change in payables and receivables in relation to investments and capitalized depreciation		149	(26)	185
Cash flow from investments		(8,539)	(8,512)	(21,779)
Disposals:
- tangible assets		99	237	172
- intangible assets		13	12	28
- consolidated subsidiaries and businesses		252	8	56
- investments		178	36	403
- securities		369	382	491
- financing receivables		804	794	545
- change in payables and receivables in relation to disposals		9	(8)	(13)
Cash flow from disposals		1,724	1,461	1,682
Net cash used in investing activities (*)		(6,815)	(7,051)	(20,097)
- of which with related parties	(36)	(160)	(686)	(822)

CONSOLIDATED STATEMENT OF CASH FLOWS continued
(million euro)

Note	2005	2006	2007

Proceeds from long-term debt		2,755	2,888	6,589
Repayments of long-term debt		(2,978)	(2,621)	(2,295)
Increase (decrease) in short-term debt		(317)	(949)	4,467
		(540)	(682)	8,761
Net capital contributions by minority shareholders		24	22	1
Net acquisition of treasury shares different from Eni SpA		(30)	(477)	(340)
Acquisition of additional interests in consolidated subsidiaries		(3)	(7)	(16)
Sale of additional interests in consolidated subsidiaries			35
Dividends paid to:
Eni’s shareholders		(5,070)	(4,610)	(4,583)
Minority interest		(1,218)	(222)	(289)
Net purchase of treasury shares		(987)	(1,156)	(625)
Net cash used in financing activities		(7,824)	(7,097)	2,909
- of which with related parties	(36)	23	(57)	20
Changes in cash and cash equivalents not related to inflows/outflows from operating, investing or financing activities
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(38)	(4)	(40)
Effect of exchange rate changes on cash and cash equivalents		71	(197)	(160)
Net cash flow for the period		330	2,652	(1,871)
Cash and cash equivalents - beginning of year	(1)	1,003	1,333	3,985
Cash and cash equivalents - end of year	(1)	1,333	3,985	2,114

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. For the definition of net borrowings, see "Item 5 – Operating and Financial Review and Prospects".
Cash flows of such investments were as follows:

(million euro)	2005	2006	2007

Financing investments:
- securities	(186)	(44)	(75)
- financing receivables	(45)	(134)	(970)
	(231)	(178)	(1,045)
Disposal of financing investments:
- securities	60	340	419
- financing receivables	62	54	147
	122	394	566
Net cash flows from financing activities	(109)	216	(479)

SUPPLEMENTAL CASH FLOW INFORMATION
(million euro)

2005	2006	2007

Effect of investment of companies included in consolidation and businesses
Current assets		68	398
Non-current assets	122	130	5,590
Net borrowings	(19)	53	1
Current and non-current liabilities	(22)	(92)	(972)
Net effect of investments	81	159	5,017
Sale of unconsolidated entities controlled by Eni		(60)
Fair value of investments held before the acquisition of control	(8)		(13)
Purchase price	73	99	5,004
less:
Cash and cash equivalents		(53)	(245)
Cash flow on investments	73	46	4,759
Effect of disposal of consolidated subsidiaries and businesses
Current assets	204	9	73
Non-current assets	189	1	20
Net borrowings	42	(1)	26
Current and non-current liabilities	(217)	(4)	(94)
Net effect of disposals	218	5	25
Gain on disposal	140	3	33
Minority interest	(43)
Selling price	315	8	58
less:
Cash and cash equivalents	(63)		(2)
Cash flow on disposals	252	8	56

Transactions that did not produce cash flows
Acquisition of equity investments in exchange of businesses contribution:

(million euro)	2005	2006	2007

Effect of the businesses contribution
Current assets	2	23
Non-current assets	17	213	38
Net borrowings		(44)	(4)
Long-term and short-term liabilities	(1)	(53)
Net effect of contribution	18	139	34
Minority interest		(36)
Gain on contribution		18
Acquisition of investments	18	121	34

The Consolidated Financial Statements of Eni Group for the year ended December 31, 2007 were authorized for issuance by the Board of Directors on March 14, 2008.

Basis of presentation

The Consolidated Financial Statements of Eni Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union (EU) pursuant to Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005. Differences in certain respects between IFRS as endorsed by the EU and IFRS as issued by IASB are on matters that do not relate to Eni. On this basis, Eni’s financial statements are fully in compliance with IFRS as issued by the IASB.

Oil and natural gas exploration and production activity is accounted for in conformity with internationally accepted accounting principles. Specifically, this concerns the determination of the amortization expenses using the unit-of-production method and the recognition of the production-sharing agreements and buy-back contracts. The Consolidated Financial Statements have been prepared on a historical cost basis except for certain items that under IFRS must be recognized at fair value as described in the summary of significant accounting policies paragraph.

The Consolidated Financial Statements include the statutory accounts of Eni SpA and the accounts of controlled subsidiary companies where the company holds the right to directly or indirectly exercise control, determine financial and management decisions and obtain economic and financial benefits.

Immaterial1 subsidiaries are not consolidated. A subsidiary is generally considered to be immaterial when it does not exceed two of the following three limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues: euro 6,250 thousand; and (iii) average number of employees: 50 units. Moreover, companies for which consolidation does not produce significant economic and financial effects are not consolidated. These are usually entities acting as sole-operator in the management of oil and gas contracts on behalf of companies participating in a joint venture. These are financed proportionately based on a budget approved by the participating companies upon presentation periodical reports of proceeds and expenses. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the financial statements of the companies involved. The effects of these exclusions are immaterial.

Immaterial subsidiaries excluded from consolidation, jointly controlled entities, associates and other interests are accounted for as described below under the item "Financial fixed assets".

2007 Consolidated Financial Statements approved by Eni’s Board of Directors on March 14, 2008 were audited by the independent auditor PricewaterhouseCoopers SpA (PwC) who reviewed disclosed information. The independent auditor of Eni SpA, as the main auditor of the Group, is in charge of the auditing activities of the subsidiaries, unless this is incompatible with local laws, and, to the extent allowed under Italian legislation, of the work of other independent auditors.

Amounts in the notes to these financial statements are expressed in millions of euros (euro million).

Principles of consolidation

Interest in consolidated companies
Assets and liabilities, revenues and expenses related to fully consolidated subsidiaries are wholly incorporated in the Consolidated Financial Statements; the book value of interests in these subsidiaries is eliminated against the corresponding share of the shareholders’ equity by attributing to each of the balance sheet items its fair value at the acquisition date.

When acquired, the net equity of controlled subsidiaries is initially recognized at fair value. The excess of the purchase price of an acquired entity over the total fair value assigned to assets acquired and liabilities assumed is recognized as goodwill; negative goodwill is recognized in profit and loss account.

The purchase of additional ownership interests in subsidiaries from minority shareholders is recognised as goodwill and represents the excess of the amount paid over the carrying value of the minority interest acquired.

(1)	According to the requirements of the framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.

Gains or losses associated with the sale of interests in consolidated subsidiaries are reflected in profit and loss account for the difference between proceeds from the sale and the divested portion of net equity.

Equity and net profit of minority shareholders are included in specific lines of the financial statements; this share of equity is determined using the value of assets and liabilities, excluding any related goodwill, at the time when control is acquired.

Inter-company transactions
Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are not eliminated since they are considered an impairment indicator of the asset transferred.

Foreign currency translation
Financial statements of foreign companies having a functional currency other than euro are translated into the presentation currency using closing exchange rates for assets and liabilities, historical exchange rates for equity accounts and average rates for the period for the profit and loss account (source: Bank of Italy).

Cumulative exchange differences resulting from this translation are recognized in shareholders’ equity under “Other reserves” in proportion to the group’s interest and under “Minority interest” for the portion related to minority shareholders. Cumulative exchange differences are charged to the profit and loss account when the investments are sold or the capital employed is repaid.

Financial statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the countries where the entities operate. The U.S. dollar is the prevalent functional currency for the entities that do not adopt euro.

Summary of significant accounting policies

The most significant accounting policies used in the preparation of the Consolidated Financial Statements are described below.

Current assets
Held for trading financial assets and available-for-sale financial assets are measured at fair value with gains or losses recognized in the profit and loss account under "Financial income (expense)" and as a component of equity within "Other reserves", respectively.

In the latter case, changes in fair value recognized under shareholders’ equity are charged to the profit and loss account when they are impaired or realized. The objective evidence that an impairment loss has occurred is verified considering, interalia, significant breaches of contracts, serious financial difficulties or the high probability of insolvency of the counterparty.

Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, held for trading financial assets, held-to-maturity financial assets and investments associated with a derivative financial instrument. The latter are stated at fair value with effects of changes in fair value recognized to the profit and loss account rather than shareholders’ equity, the so-called "fair value option", in order to ensure a match with the recognition in the profit and loss account of the changes in fair value of the derivative instrument.

The fair value of financial instruments is determined by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by market operators and prices obtained in similar recent transactions in the market. Interest and dividends on financial assets stated at fair value with gains or losses reflected in profit and loss account are accounted for on an accrual basis as "Financial income (expense)" and "Income (expense) from investments", respectively.

When the purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market place concerned, the transaction is accounted for on the settlement date.

Receivables are carried at amortized cost (see item "Financial fixed assets" below).

Transferred financial assets are derecognized when the contractual rights to receive the cash flows of the financial assets are transferred together with the risks and rewards of the ownership.

Inventories, including compulsory stocks and excluding contract work in progress, are stated at the lower of purchase or production cost and net realizable value. Net realizable value is the estimated selling price less the costs to sell.

The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.

Contract work in progress is measured using the cost-to-cost method whereby contract revenue is recognized based on the stage of completion as determined by the cost sustained. Advances are deducted from inventories within the limits of contractual considerations; any excess of such advances over the value of the inventories is recorded as a liability. Losses related to construction contracts are accrued for once the company becomes aware of such losses. Contract work in progress not yet invoiced, whose payment will be made in a foreign currency, is translated to euro using the current exchange rates at year end and the effect of rate changes is reflected in profit and loss account.

Hedging instruments are described in the section “Derivative Instruments”.

Non-current assets

Property, plant and equipment2
Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or self-construction cost including any costs directly attributable to bringing the asset into operation. In addition, when a substantial period of time is required to make the asset ready for use, the purchase price or self-construction cost includes the borrowing costs incurred that could have otherwise been saved had the investment not been made.

In the case of a present obligation for the dismantling and removal of assets and the restoration of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Changes in estimate of the carrying amounts of provisions due to the passage of time and changes in discount rates are recognized under “Provisions for contingencies”.

The company recognizes material provisions for the retirement of assets in the Exploration & Production business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as undetermined settlement dates for asset retirements do not allow a reasonable estimate of the fair value of the associated retirement obligation. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

Property, plant and equipment is not revalued for financial reporting purposes.

Assets carried under financial leasing or concerning arrangements that do not take the legal form of a finance lease but substantially transfer all the risks and rewards of ownership of the leased asset are recognized at fair value, net of taxes due from the lessor or, if lower, at the present value of the minimum lease payments. Leased assets are included within property, plant and equipment. A corresponding financial debt payable to the lessor is recognized as financial liability. These assets are depreciated using the criteria described below.

When the renewal is not reasonably certain, leased assets are depreciated over the shorter of the lease term and the estimated useful life of the asset. Expenditures on renewals, improvements and transformations that extend the useful lives of the related asset are capitalized to property, plant and equipment.

Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life which is an estimate of the period over which the assets will be used by the company. When tangible assets are composed of more than one significant element with different useful lives, each component is depreciated separately. The amount to be depreciated is represented by the book value reduced

(2)	Recognition and evaluation criteria of exploration and production activities are described in the section “Exploration and production activities” below.

by the estimated net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even when purchased with a building. Tangible assets held for sale are not depreciated but are valued at the lower of book value and fair value less costs of disposal.

Assets that can be used free of charge by third parties are depreciated over the shorter term of the duration of the concession and the useful life of the asset.

Replacement costs of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Expenditures for ordinary maintenance and repairs are expensed as incurred.

The carrying value of property, plant and equipment is reviewed for impairment whenever events indicate that the carrying amounts for those assets may not be recoverable. The recoverability of an asset is assessed by comparing its carrying value with the recoverable amount represented by the higher of fair value less costs to sell and value in use.

If there is no binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of the asset.

Value in use is the present value of the future cash flows expected to be derived from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Oil, natural gas and petroleum products prices (and to prices for products which derive therefrom) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter.

Discounting is carried out at a rate that takes into account the implicit risk in the sectors where the entity operates. Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so-called "cash generating unit". When the reasons for their impairment cease to exist, Eni makes a reversal that is recognized in profit or loss account as income from asset revaluation. This reversed amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Intangible assets
Intangible assets are assets without physical substance, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from contractual or legal rights, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits generated by the underlying asset and to restrict the access of others to those cash flows.

Intangible assets are initially stated at cost as determined by the criteria used for tangible assets and they are not revalued for financial reporting purposes.

Intangible assets with a definite useful life are amortized systematically over their useful life estimated as the period over which the assets will be used by the company; the recoverability of their carrying amount is verified in accordance with the criteria described in the section “Property, plant and equipment”.

Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure to which goodwill relates. When the carrying amount of the cash generating unit, including goodwill allocated thereto, exceeds the cash generating unit’s recoverable amount, the excess is recognized as impairment. The impairment loss is first allocated to reduce the carrying amount of goodwill; any remaining excess to be allocated to the assets of the unit is applied pro-rata on the basis of the carrying amount of each asset in the unit. Impairment charges against goodwill are not reversed3. Negative goodwill is recognized in the profit and loss account.

Costs of technological development activities are capitalized when: (i) the cost attributable to the development activity can be reasonably determined; (ii) there is the intention, availability of funding and technical capacity to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate future economic benefits.

Exploration and production activities4

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

Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under “Intangible assets” and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account.

Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets. Costs associated with proved reserves are amortized on a UOP basis, as detailed in the section “Development”, considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

Exploration
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are initially capitalized in order to reflect their nature as an investment and subsequently amortized in full when incurred.

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas. They are then capitalized within property, plant and equipment and amortized generally on a UOP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs at the end of each quarter to be amortized at a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between investments and proved developed reserves.

Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal.

Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

Production
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

Production-sharing agreements and buy-back contracts
Oil and gas reserves related to production-sharing agreements and buy-back contracts are determined on the basis of contractual clauses related to the repayment of costs incurred for the exploration, development and production activities executed through the use of company’s technologies and financing (cost oil) and the company’s share of production volumes not destined to cost recovery (profit oil).Revenues from the sale of the

(3)	Impairment charges are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.
(4)	IFRS do not establish specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation assets previously applied before the introduction of IFRS 6 “Exploration for and evaluation of mineral resources”.

production entitlements against both cost oil and profit oil are accounted for on an accrual basis whilst exploration, development and production costs are accounted for according to the policies mentioned above.

Retirement
Costs expected to be incurred with respect to the retirement of a well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized and amortized on a UOP basis, consistent with the policy described under “Property, plant and equipment”.

Grants
Grants related to assets are recorded as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with government entities, have been met. Grants not related to capital expenditure are recognized in the profit and loss account.

Financial fixed assets

Investments
Investments in subsidiaries excluded from consolidation, jointly controlled entities and associates may be accounted for using the equity method5. Subsidiaries, joint ventures and associates excluded from consolidation may be accounted for at cost, adjusted for impairment losses if this does not result in a misrepresentation of the company’s financial condition. When the reasons for their impairment cease to exist, investments accounted for at cost are re-valued within the limit of the impairment made and their effects are included in “Other income (expense) from investments”.

Other investments, included in non current assets, are recognized at their fair value and their effects are included in shareholders’ equity under “Other reserves”; this reserve is charged to the profit and loss account when it is impaired or realized. When fair value cannot be reasonably determined, investments are accounted for at cost, adjusted for impairment losses; impairment losses may not be reversed6.

The risk deriving from losses exceeding shareholders’ equity is recognized in a specific provision to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

Receivables and financial assets to be held to maturity
Receivables and financial assets to be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then adjusted to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value. Amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). Any impairment is recognized by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate defined at the initial recognition. Changes to the carrying amount of receivables or financial assets in accordance with the amortized cost method are recognized as “Financial income (expense)”.

Financial liabilities
Debt is carried at amortized cost (see item “Financial fixed assets” above).

Provisions for contingencies
Provisions for contingencies are liabilities for risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the timing or amount of future expenditure is uncertain. Provisions are recognized when: (i) there is a current obligation (legal or constructive), as a result of a past event; (ii) it is probable that the settlement of that obligation will result in an outflow of resources embodying economic benefits; and

(5)	In the case of step acquisition of a significant influence (or joint control), the investment is recognized at the acquisition date of significant influence (joint control) at the amount deriving from the use of the equity method assuming the adoption of this method since initial acquisition; the "step-up" of the carrying amount of interests owned before the acquisition of significant influence (joint control) is taken to equity.
(6)	Impairment charges are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.

(iii) the amount of the obligation can be reliably estimated. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to third parties at that time.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expenditures expected to be required to settle the obligation at a discount rate that reflects the company’s average borrowing rate taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as "Financial income (expense)". When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers; profit and loss account charge is made with the amortization process. Costs that the company expects to bear in order to carry out restructuring plans are recognized when the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen. Provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimated revisions to the provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) with a corresponding entry to the assets to which they refer. In the notes to the consolidated financial statements the following potential liabilities are described: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company’s control occur; and (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably not result in an outflow of resources embodying economic benefits.

Employee benefits
Post-employment benefit plans, including constructive obligations, are classified as either defined contribution plans or defined benefit plans depending on the economic substance of the plan as derived from its principal terms and conditions. In the first case, the company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due. The liabilities related to defined benefit plans7, net of any plan assets, are determined on the basis of actuarial assumptions8 and charged on an accrual basis during the employment period required to obtain the benefits. The actuarial gains and losses of defined benefit plans are recognized pro-rata on service, in the profit and loss account using the corridor method, if and to the extent that net cumulative actuarial gains and losses unrecognized at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of the plan assets, over the expected average remaining working lives of the employees participating to the plan. Such actuarial gains and losses derive from changes in the actuarial assumptions used or from a change in the conditions of the plan. Obligations for long-term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Treasury shares
Treasury shares are recorded at cost and as a reduction of equity. Gains resulting from subsequent sales are recorded in equity.

Revenues and costs
Revenues associated with sales of products and services are recorded when significant risks and rewards of ownership pass to the customer or when the transaction can be considered settled and associated revenue can be reliably measured. In particular, revenues are recognized for the sale of:

  crude oil, generally upon shipment;
  natural gas, upon delivery to the customer;
  petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment;
  chemical products and other products, generally upon shipment.

Revenues are recognized upon shipment when, at that date, significant risks are transferred to the buyer. Revenues from crude oil and natural gas production from properties in which Eni has an interest together with other

(7)	Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.
(8)	Actuarial assumptions relate to, interalia, the following variables: (i) future salary levels; (ii) the mortality rate of employees; (iii) personnel turnover; (iv) the percentage of plan participants with dependents who are eligible to receive benefits (e.g. spouses and dependent children); (v) for medical plans, the frequency of claims and future medical costs; and (vi) interest rates.

producers are recognized on the basis of Eni’s net working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at period end.

Income related to partially rendered services is recognized in the measurement of accrued income if the stage of completion can be reliably determined and there is no significant uncertainty as to the collectibility of the amount and the related costs. When the outcome of the transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Revenues accrued in the period related to construction contracts are recognized on the basis of contractual revenues with reference to the stage of completion of a contract measured on the cost-to-cost basis. Requests of additional revenues, deriving from a change in the scope of work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.

Revenues are stated net of returns, discounts, rebates, bonuses and direct taxation. The exchange of goods and services of a similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.

Costs are recorded when the related goods and services are sold, consumed or allocated, or when their future benefits cannot be determined. Costs associated with emission quotas, determined on the basis of the average prices of the main European markets at period end, are reported in relation to the amount of the carbon dioxide emissions that exceed the amount assigned; related revenues are recognized upon sale.

Operating lease payments are recognized in the profit and loss account over the length of the contract.

Labor costs include stock grants and stock options granted to managers, consistent with their actual remunerative nature. The instruments granted are recorded at fair value on the vesting date and are not subject to subsequent adjustments; the current portion is calculated pro-rata over the vesting period9. The fair value of stock grants is represented by the current value of the shares on the vesting date, reduced by the current value of the expected dividends in the vesting period.

Fair value of stock options is determined using valuation techniques which consider conditions related to the exercise of options, current share prices, expected volatility and the risk-free interest rate. The fair value of the stock grants and stock options is recorded as a counter-balance of “Other reserves”.

The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development, which cannot be capitalized, are included in profit and loss account.

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

Eni accounts for buy/sell transactions in the consolidated profit and loss account on a net basis, regardless of whether terms of the buy/sell agreements were established jointly, in a single contract, or separately, in individual contracts that are entered into concurrently or in contemplation of one another with a single counterparty. This accounting is consistent with the most recent guidance of the SEC staff who considers that the accounting for buy/sell contracts should be shown net in the profit and loss account.

The topic was under deliberation by the Emerging Issues Task Force (EITF) of the FASB as Issue No. 04-13, "Accounting for Purchases and Sales Inventory with the Same Counterparty". At its September 2005 meeting, the EITF reached consensus that two or more legally separate exchange transactions with the same counterparty,

(9)	For stock grants, the period between the date of the award and the date of assignation of stock; for stock options, the period between the date of the award and the date at which the option can be exercised.

including buy/sell transactions, should be combined and considered as a single arrangement when the transactions were entered into "in contemplation" of one another. EITF 04-13 was ratified by the FASB in September 2005 and is effective for new arrangements, or modifications or renewals of existing arrangements, entered into beginning on or after April 1, 2006, which was the effective date for the company’s adoption of this standard. Upon adoption, the company reported the net effect of buy/sell transactions in its Consolidated profit and loss account as "Purchased crude oil and products" instead of reporting the revenues associated with these arrangements as "Sales and other operating revenues" and the costs as "Purchased crude oil and products." While this issue was under deliberation, the SEC staff directed Eni and other oil companies in a comment letter to disclose on the face of the profit and loss account the amounts associated with buy/sell contracts and to discuss in a footnote to the Consolidated Financial Statements the basis for the underlying accounting.

In Eni’s consolidated profit and loss account, "Net sales from operations" and "Purchases, services and other" for the December 31, 2005, 2006 and 2007 were netted of euro 2,595 million, euro 2,877 million and euro 2,849 million respectively, for the above described buy/sell contracts.

Exchange rate differences
Revenues and costs associated with transactions in currencies other than the functional currency are translated into the functional currency by applying the exchange rate at the date of the transaction.

Monetary assets and liabilities in currencies other than functional currency are converted by applying the year end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities in currencies other than the functional currency valued at cost are translated at the initial exchange rate; non-monetary assets that are remeasured to fair value, recoverable amount or realizable value, are translated at the exchange rate applicable to the date of remeasurement.

Dividends
Dividends are recognized at the date of the general shareholders’ meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes
Current income taxes are determined on the basis of estimated taxable income. The estimated liability is included in “Income tax payables”. Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using tax laws that have been enacted or substantively enacted at the balance sheet date and the tax rates estimated on annual basis. Deferred tax assets or liabilities are provided on temporary differences arising between the carrying amounts of the assets and liabilities and their tax bases, based on tax rates (tax laws) that have been enacted or substantively enacted for future years. Deferred tax assets are recognized when their realization is considered probable. Deferred tax assets and liabilities are included in non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item “Deferred tax assets”; if negative, in the item “Deferred tax liabilities”. When the results of transactions are recognized directly in shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognized at their fair value which is estimated by using the criteria described in the section "Current assets".

Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge, e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities) the derivatives are stated at fair value and the effects charged to the profit and loss account. Hedged items are consistently adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge, e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives, considered effective are initially stated in equity and then recognized in the profit and loss account consistent with the economic effects produced by the hedged transaction.

The changes in the fair value of derivatives that do not meet the conditions required to qualify for hedge accounting are shown in the profit and loss account.

Economic effects of transactions, which relate to purchase or sales contracts for commodities entered into to meet the entity’s normal operating requirements and for which the settlement is provided with the delivery of the goods, are recognized on an accrual basis (the so-called normal sale and normal purchase exemption or own use exemption).

Financial statements
Assets and liabilities of the balance sheet are classified as current10 and non-current. Items of the profit and loss account are presented by nature11.

The statement of changes in shareholders’ equity includes profit and loss for the year, transactions with shareholders and other changes in shareholders’ equity.

The statement of cash flows is presented using the indirect method, whereby net profit is adjusted for the effects of noncash transactions.

Use of accounting estimates

The company’s Consolidated Financial Statements are prepared in accordance with IFRS. These require the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments and past experience of other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used. A summary of significant estimates follows.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate can be produced with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that must be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.

Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage, all booked reserves will be classified as proved undeveloped. Volumes will subsequently be reclassified from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production-sharing agreements and buy-back contracts, the share of

(10)	Starting from 2007, current tax receivable/payable has been grouped into the item “current tax receivable/payable on income” and other current tax receivable/payable. Comparative data for 2006 data has been restated accordingly. In prior years information on current tax receivable/payable on income and other current taxes was given in the Notes on financial statements.
(11)	Further information on financial instruments as classified in accordance with IFRS is provided in Note 28 - Guarantees, commitments and risks "Other information about financial instruments".

production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.

Oil and natural gas reserves have a direct impact on certain amounts reported in the Consolidated Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter.

Assuming all other variables are held constant, an increase in estimated proved developed reserves for each field decreases depreciation, depletion and amortization expense. Conversely, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether or not property impairment is to be carried out. The larger the volumes of estimated reserves, the lower is the likelihood of asset impairment.

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

For oil and natural gas properties, the expected future cash flows are estimated principally based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions concerning: future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

Oil, natural gas and petroleum products prices used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. Previously, our expected future cash flow estimates were entirely based upon management’s planning assumptions.

Goodwill and other intangible assets with an indefinite useful life are not subject to amortization. The company tests such assets at the cash-generating unit level for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In particular, goodwill impairment is based on the determination of the fair value of each cash-generating unit to which goodwill can be attributed on a reasonable and consistent basis.

A cash generating unit is the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

Asset retirement obligations
Obligations to remove tangible equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded presently in the consolidated financial statements. Estimating future asset retirement obligations is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal.

In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the countries where Eni operates, as do political, environmental, safety and public expectations.

The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligation in the period when it is incurred (typically, at the time the asset is installed at the production location).

When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (i.e. interest accretion) and any change in the estimates following the modification of future cash flows and discount rate adopted.

The recognized asset retirement obligations are based on future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business combinations
Accounting for business combinations requires the allocation of the purchase price to the various assets and liabilities of the acquired business at their respective fair values. Any positive residual difference is recognized as "Goodwill". Negative residual differences are credited to the profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislations that implement international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.

Management, considering the actions already taken, insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations. However, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of an unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effects of future environmental legislations and rules; (iv) the effects of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigations and the possible insurance recoveries.

Employee benefits
Defined benefit plans and other long-term benefits are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trends, estimated retirement dates and mortality rates. The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows:

(i)	discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indicators used in selecting the discount rate include rates of annuity contracts and rates of return on high quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country;
(ii)	the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion;

(iii)	healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants;
(iv)	demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for individual employees involved, based principally on available actuarial data; and
(v)	determination of the expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific average expected rate of return is taken into account. Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.

Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period that exceed 10% of the greater of: (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Contingencies
In addition to accruing the estimated costs for environmental liabilities, asset retirement obligation and employee benefits, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue recognition in the Engineering & Construction segment
Revenue recognition in the Engineering & Construction segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducting costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process that includes identification of risks related to the geographical region, market conditions in that region and any assessment that is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Requests of additional income, deriving from a change in the scope of work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterparty will accept them.

Recent accounting principles

Accounting standards and interpretations issued by IASB /IFRIC and endorsed by EU
By Commission Regulation No. 1358/2007 of November 21, 2007, IFRS 8 “Operating Segments” replaced IAS 14 “Segment Reporting”. IFRS 8 sets out requirements for disclosure of information about the group segments that management uses to make decisions about operating matters. The identification of operating segments is based on internal reports that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and assess their performances. IFRS 8 shall be applied for annual periods beginning on or after January 1, 2009.

By Commission Regulation No. 611/2007 of June 1, 2007, IFRIC interpretation 11 “IFRS 2 - Group and Treasury Share Transactions” was issued. This interpretation gives guidance, interalia, on how the share-based payment arrangements involving parent company equity instruments should be accounted for in the separate financial statements of each group subsidiary. IFRIC 11 shall be applied for annual periods beginning on or after March 1, 2007 (for Eni: 2008 financial statements).

Accounting standards and interpretations issued by IASB/IFRIC and not yet been endorsed by EU
On March 29, 2007, IASB issued a revised IAS 23 “Borrowing Costs”. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset that take a substantial period of time to get ready for use or sale. The Company is required to capitalize such borrowing costs as part of the cost of the asset. The revised Standard shall be applied for annual periods beginning on or after January 1, 2009.

On September 6, 2007, IASB issued a revised IAS 1 “Presentation of Financial Statements”. The revisions require, among other things, a statement of comprehensive income that begins with the amount of net profit for the year adjusted with all items of income and expense directly recognized in equity, but excluded from net income, in accordance with IFRS. The revised standard will come into effect for annual periods beginning on or after January 1, 2009.

On January 10, 2008, IASB issued a revised IFRS 3 “Business Combinations” and an amended version of IAS 27 “Consolidated and Separate Financial Statements”. The revisions to IFRS 3 require, among other things, the acquisition-related costs to be accounted for separately from the business combination and then recognized as expenses rather than included in goodwill. The revised IFRS 3 also allows the choice of the full goodwill method which means to treat the full value of the goodwill of the business combination including the share attributable to minority interest. In the case of step acquisitions, the revisions also relate to the recognition in the profit and loss account of the difference between the fair value at the acquisition date of the net assets previously held and their carrying amounts.

The amendments of IAS 27 require, among other things, that acquisitions or disposals of non-controlling interests in a subsidiary that do not result in the loss of control, shall be accounted for as equity transactions.

By contrast, disposal of any interests that the parent retains in a former subsidiary may result in a loss of control. In this case, at the date when control is lost the remaining investment retained is increased/decreased to fair value with gains or losses arising from the difference between the fair value and carrying amount of the held investment recognized in the profit or loss account. The revised Standards shall be applied for annual periods beginning on or after July 1, 2009 (for Eni: 2010 financial statements).

On January 17, 2008, IASB issued a revised IFRS 2 “Share-based payment”. The amendment specifies the accounting treatment of all cancellations of a grant of equity instruments to employees. It also imposes that vesting conditions are only service and performance conditions required in return for the equity instruments issued.

The amendment shall be applied for annual periods beginning on or after January 1, 2009.

On November 30, 2006, IFRIC issued IFRIC 12 “Service Concession Arrangements” which provides guidance on the accounting by operators for public-to-private service concession arrangements. An arrangement within the scope of this interpretation involves for a specified period of time an operator constructing, upgrading, operating and maintaining the infrastructure used to provide the public service. This interpretation shall be applied for annual periods beginning on or after January 1, 2008.

On June 28, 2007, IFRIC issued IFRIC 13 “Customer Loyalty Programmes” which addresses how companies, which grant their customers loyalty, award credits when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the credits. In particular IFRIC 13 requires companies to allocate some of the consideration received from the sales transaction to the award credits and their recognition at fair value. This interpretation shall be applied for annual periods beginning on or after July 1, 2008 (for Eni: 2009 financial statements).

On July 5, 2007, IFRIC issued IFRIC 14 “The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” which provides guidance on how companies should determine the limit on the amount of a surplus in an employee benefit plan that they can recognize as an asset. The interpretation also gives guidance on the amounts that companies can recover from the plan, either as refunds or reductions in contribution. The interpretation shall be applied for annual periods beginning on or after January 1, 2008.

Eni is currently reviewing these new IFRS and interpretations to determine the likely impact on the Group’s results.

Notes to the Consolidated Financial Statements

Current activities

1 Cash and cash equivalents
Cash and cash equivalents of euro 2,114 million (euro 3,985 million at December 31, 2006) included financing receivables originally due within 90 days for euro 415 million (euro 240 million at December 31, 2006). The latter were related to amounts on deposit with financial institutions accessible only on a 48-hour notice. The decrease of euro 1,871 million primarily related to Eni Coordination Center SA (euro 2,686 million) and was partially offset by the increase of Banque Eni SA (euro 526 million).

2 Other financial assets held for trading or available for sale
Other financial assets held for trading or available for sale are set out below:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Investments		2,476
Securities held for operating purposes
Listed Italian treasury bonds	329	229
Listed securities issued by Italian and foreign financial institutions	80	27
Non-quoted securities	11	3
	420	259
Securities held for non-operating purposes
Listed Italian treasury bonds	508	168
Listed securities issued by Italian and foreign financial institutions	40	5
Non-quoted securities	4	1
	552	174
Total securities	972	433
	972	2,909

Equity instruments of euro 2,476 million included the carrying amount of a 20% interest in OAO Gazprom Neft which is listed on the London Stock Exchange and was acquired on April 4, 2007 through a bid on the liquidation of the second lot of ex-Yukos assets. The classification of this transaction in this line reflects the call option granted by Eni to Gazprom on the entire ownership interest. This option is exercisable within 24 months starting on the date of acquisition. If exercised, the price of the ownership interest will be set at the acquisition price of euro 3.7 billion, less dividends, plus share capital increases, contractually agreed financial remuneration and additional financing costs. In application of the IAS 39 fair value option, the OAO Gazprom Neft investment was carried at fair value and changes were reflected in the profit and loss account rather than in a reserve of shareholders’ equity so as to maintain alignment with the inclusion in profit and loss of the derivative call option. Consequently, the carrying amount of this equity instrument was equal to its fair value as quoted on the stock market, less the fair value of the call option; this was the equivalent of the option strike price at December 31, 2007.

Available-for-sale securities decreased by euro 539 million to euro 433 million (euro 972 million at December 31, 2006) because securities owned by Eni SpA (euro 235 million) and the group insurance company Padana Assicurazioni SpA (euro 213 million) reached maturity. In addition, a euro 125 million amount of securities owned by Padana Assicurazioni SpA was classified within assets held for sale. At December 31, 2006 and December 31, 2007, Eni did not own financial assets held for trading.

The effects of the valuation at fair value of securities are set out below:

(million euro)	Value at Dec. 31, 2006	Realization to the profit and loss account	Value at Dec. 31, 2007

Fair value	8	(6)	2
Deferred tax liabilities	2	(2)
Other reserves of shareholders’ equity	6	(4)	2

On disposal of securities owned primarily by Eni SpA, the cumulative changes in fair value of euro 6 million deriving from the recognition of such assets at fair value and the related deferred tax liabilities of euro 2 million, have been recognized in the profit and loss account as finance income and income taxes, respectively (see Note 27 - Shareholders’ equity).

Securities held for operating purposes of euro 259 million (euro 420 million at December 31, 2006) were designed to provide coverage of technical reserves of Eni’s insurance companies for euro 256 million (euro 417 million at December 31, 2006). The fair value of securities was determined by reference to quoted market prices.

3 Trade and other receivables
Trade and other receivables were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Trade receivables	15,230	15,609
Financing receivables:
- for operating purposes - short-term	242	357
- for operating purposes - current portion of long-term receivables	4	27
- for non-operating purposes	143	990
	389	1,374
Other receivables:
- from disposals	100	125
- other	3,080	3,568
	3,180	3,693
	18,799	20,676

Receivables are stated net of the allowance for impairment losses of euro 935 million (euro 874 million at December 31, 2006):

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Other changes	Value at Dec. 31, 2007

Trade receivables	587	98	(38)	(52)	595
Other receivables	287	109	(7)	(49)	340
	874	207	(45)	(101)	935

Included in 2007 trade receivables was the contractually agreed set off of trade payables and receivables between Eni North Africa BV and the National Oil Co (the Libyan state company) for euro 1,798 million.

Advances of euro 156 million (euro 70 million at December 31, 2006) were paid as a guarantee of contract work in progress.

Trade receivables included euro 1,844 million of receivables not impaired that became due but were not provided for. Of these, euro 999 million were 1-90 days overdue, euro 145 million were 3-6 months overdue, euro 329 million were 6-12 months overdue and euro 371 million were overdue for more than 12 months. These receivables were primarily due from high credit quality public administrations and other highly reliable counterparties for oil, natural gas and chemicals products supplies.

Receivables for financing operating activities of euro 384 million (euro 246 million at December 31, 2006) included euro 246 million due from unconsolidated entities under Eni’s control, joint ventures and affiliates (euro 241 million at December 31, 2006) and a euro 112 million cash deposit to provide coverage of Eni Insurance Ltd technical reserves.

Receivables for financing non-operating activities amounted to euro 990 million (euro 143 million at December 31, 2006) of which euro 898 million related to a collateral cash deposit made by Eni SpA to guarantee certain cash flow hedging derivatives. Further information is provided in Note 20 - Other current liabilities and 25 - Other non-current liabilities.

Other receivables were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Accounts receivable from:
- joint venture operators in exploration and production	1,376	1,699
- Italian government entities	266	386
- insurance companies	223	253
	1,865	2,338
Prepayments for services	440	194
Receivables relating to factoring operations	191	182
Other receivables	684	979
	3,180	3,693

Receivables deriving from factoring operations of euro 182 million (euro 191 million at December 31, 2006) were related to Serfactoring SpA and consisted primarily of advances for factoring operations with recourse and receivables for factoring operations without recourse.

Other receivables included euro 537 million of receivables not impaired that became due but were not provided for. Of these, euro 160 million were 1-90 days overdue, euro 19 million were 3-6 months overdue, euro 97 million were 6-12 months overdue and euro 261 million were overdue for more than 12 months. These receivables were mainly due from public administrations.

Receivables with related parties are described in Note 36 - Transactions with related parties.

Because of the short-term maturity of trade receivables, the fair value approximated their carrying amount.

4 Inventories
Inventories were as follows:

Dec. 31, 2006	Dec. 31, 2007

(million euro)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	436	258		682	1,376	861	299		809	1,969
Products being processed and semi finished products	43	20		8	71	74	27		15	116
Work in progress			353		353			553		553
Finished products and goods	2,063	536		62	2,661	1,962	703		17	2,682
Advances	1		287	3	291			179		179
	2,543	814	640	755	4,752	2,897	1,029	732	841	5,499

Inventories are stated net of the valuation allowance of euro 75 million (euro 92 million at December 31, 2006):

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Other changes	Value at Dec. 31, 2007

92	9	(23)	(3)	75

5 Current tax assets
Current tax assets were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Italian subsidiaries	44	634
Foreign subsidiaries	72	69
	116	703

The euro 590 million increase in the current income tax assets of Italian subsidiaries primarily related to receivables for interim tax payments exceeding full-year taxation payable (euro 557 million) made by Eni SpA.

6 Other current tax assets
Other current tax assets were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

VAT	303	376
Excise and customs duties	86	316
Other taxes and duties	153	141
	542	833

The euro 230 million increase in excise and custom duties primarily related to receivables for interim tax payments exceeding full-year taxation payable (euro 235 million) made by Eni SpA.

7 Other assets
Other assets were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Fair value of non-hedging derivatives	569	629
Fair value of cash flow hedge derivatives	37	10
Fair value of fair value hedge derivatives	1
Other assets	248	441
	855	1,080

The fair value of derivative contracts which do not meet the criteria to be classified as hedges under IFRS was as follows:

Dec. 31, 2006	Dec. 31, 2007

(million euro)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Non-hedging derivatives on exchange rate
Interest Currency Swap	137	1,075	325	170	821	291
Currency swap	46	4,068	1,434	69	1,596	2,881
Other		38	4	3	18	11
	183	5,181	1,763	242	2,435	3,183
Non-hedging derivatives on interest rate
Interest rate swap	66	127	3,266	91	248	3,466
	66	127	3,266	91	248	3,466
Non-hedging derivatives on commodities
Over the counter	35	85	177	12	75	22
Other	285	1	850	284	2	1,218
	320	86	1,027	296	77	1,240
	569	5,394	6,056	629	2,760	7,889

The fair value of these derivative contracts was determined using an appropriate valuation method based on market data at year-end.

At December 31, 2007 cash flow hedging derivatives with a fair value of euro 10 million were entered into to manage foreign currency exposures of the Engineering & Construction segment. The nominal value of euro 48 million and euro 132 million referred to purchase and sale commitments, respectively. At December 31, 2006 cash flow hedging derivatives with a fair value of euro 37 million were related to the future marketing of certain crude volumes produced by the Exploration & Production segment. The nominal value of euro 421 million was related to sale commitments (further information is given in Note 20 - Other current liabilities and Note 25 - Other non-current liabilities). Changes in fair value of the effective hedging instruments were recognized in equity for euro 27 million.

Information on the hedged risks and the hedging policies is given in Note 28 - Guarantees, commitments and risks.

Other assets amounted to euro 441 million (euro 248 million at December 31, 2006) and included prepayments and accrued income for euro 297 million (euro 65 million at December 31, 2006), rentals for euro 21 million (euro 20 million at December 31, 2006), and insurance premiums for euro 10 million (same amount at December 31, 2006).

Non-current assets

8 Property, plant and equipment
Analysis of tangible assets is set out below:

(million euro)	Net value at the beginning of the year	Investments	Depreciation	Impairments	Currency translation differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and impairments

Dec. 31, 2006
Land	373	16		(3)		57	443	483	40
Buildings	1,453	81	(113)	(12)	(5)	38	1,442	3,236	1,794
Plant and machinery	36,568	1,858	(4,510)	(197)	(1,586)	3,240	35,373	79,873	44,500
Industrial and commercial equipment	372	130	(120)		(6)	50	426	1,659	1,233
Other assets	318	82	(78)	(1)	(9)	16	328	1,382	1,054
Tangible assets in progress and advances	5,929	3,971		(18)	(364)	(3,218)	6,300	6,822	522
	45,013	6,138	(4,821)	(231)	(1,970)	183	44,312	93,455	49,143
Dec. 31, 2007
Land	443	4				151	598	628	30
Buildings	1,442	76	(99)	(3)	(3)	(37)	1,376	3,203	1,827
Plant and machinery	35,373	1,882	(4,724)	(41)	(1,535)	4,925	35,880	83,123	47,243
Industrial and commercial equipment	426	185	(125)	(1)	(8)	73	550	1,884	1,334
Other assets	328	86	(83)	(3)	(11)	24	341	1,361	1,020
Tangible assets in progress and advances	6,300	6,299		(97)	(646)	(464)	11,392	12,044	652
	44,312	8,532	(5,031)	(145)	(2,203)	4,672	50,137	102,243	52,106

Capital expenditures of euro 8,532 million (euro 6,138 million at December 31, 2006) primarily related to the Exploration & Production segment (euro 4,925 million), the Engineering & Construction segment (euro 1,401 million), the Gas & Power segment (euro 1,084 million) and the Refining & Marketing segment (euro 944 million). Capital expenditures included capitalized finance expenses of euro 180 million (euro 116 million at December 31, 2006) essentially related to the Exploration & Production segment (euro 105 million), the Gas & Power segment (euro 30 million) and the Refining & Marketing segment (euro 26 million). The interest rate used for the capitalization of finance expense ranged from 4.4% to 5.2% (3.3% and 5.4% at December 31, 2006).

The depreciation rates used were as follows:

		(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

Impairments of euro 145 million were primarily related to producing oil and gas properties of the Exploration & Production segment (euro 86 million) and a refining plant of the Refining & Marketing segment (euro 52 million). The recoverable amount used in assessing the impairments charges was determined by discounting the expected future cash flows before taxation at discount rates ranging from 11.2% to 12.2% derived from the weighted average cost of capital and that took into account the sector-specific risk.

Foreign currency translation differences of euro 2,203 million were primarily related to translation of entities accounts denominated in U.S. dollar (euro 2,125 million).

Other changes in the net book value of tangible assets (euro 4,672 million) were primarily due to the acquisition of oil and gas upstream properties in the Gulf of Mexico (euro 3,050 million) from the U.S. Company Dominion Resources and in Congo (euro 1,464 million) from the French company Maurel & Prom. The change from prior year was also due to the consolidation of Frigstad Discover Invest Ltd acquired by the Engineering & Construction segment (euro 232 million) and the initial recognition and changes in the estimated decommissioning and restoration costs of euro 158 million related to the Exploration & Production segment.

These increases were partially offset by asset disposals of euro 172 million, of which euro 141 million related to the Exploration & Production segment. The accumulated impairments amounted to euro 3,295 million and euro 3,328 million at December 31, 2006 and 2007, respectively.

At December 31, 2007, Eni pledged tangible assets of euro 54 million primarily as collateral against certain borrowings (same amount at December 31, 2006).

Government grants recorded as a decrease of property, plant and equipment amounted to euro 1,195 million (euro 1,067 million at December 31, 2006).

Assets acquired under financial lease agreements amounted to euro 42 million, of which euro 29 million related to FPSO ships used by the Exploration & Production segment to support oil production and treatment activities and euro 13 million related to service stations in the Refining & Marketing segment.

Property, plant and equipment by segment

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Property, plant and equipment, gross
Exploration & Production	49,002	54,284
Gas & Power	22,277	23,137
Refining & Marketing	11,273	12,421
Petrochemicals	4,380	4,918
Engineering & Construction	4,363	5,823
Other activities	1,967	1,543
Corporate and financial companies	321	344
Elimination of intra-group profits	(128)	(227)
	93,455	102,243
Accumulated depreciation, amortization and impairment losses
Exploration & Production	26,000	27,806
Gas & Power	8,210	8,660
Refining & Marketing	7,482	7,926
Petrochemicals	3,308	3,819
Engineering & Construction	2,138	2,310
Other activities	1,874	1,461
Corporate and financial companies	145	148
Elimination of intra-group profits	(14)	(24)
	49,143	52,106
Property, plant and equipment, net
Exploration & Production	23,002	26,478
Gas & Power	14,067	14,477
Refining & Marketing	3,791	4,495
Petrochemicals	1,072	1,099
Engineering & Construction	2,225	3,513
Other activities	93	82
Corporate and financial companies	176	196
Elimination of intra-group profits	(114)	(203)
	44,312	50,137

9 Other assets
Other assets of euro 563 million related to the service contract governing mineral activities in the Dación area owned by the Venezuelan branch of the Eni Dación BV subsidiary. Effective April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor. Since then operations at the Dación oil field are conducted by PDVSA. In February 2008 Eni reached a settlement agreement with the Republic of Venezuela thus terminating the dispute for the Dación field. Under the terms of the settlement agreement, Eni will receive a cash compensation to be paid in seven annual installments. This cash compensation is not subject to taxation and yields interest income from the date of the settlement. The net present value of the compensation corresponds to the carrying value of expropriated assets, net of provisions. Consequently, Eni dropped the international arbitration proceeding commenced in 2006 against PDVSA.

10 Inventory - compulsory stock
Inventory - compulsory stock was as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Crude oil and petroleum products	1,670	2,015
Natural gas	157	156
	1,827	2,171

Compulsory stock was primarily held by Italian companies (euro 1,688 million and euro 2,008 million at December 31, 2006 and 2007, respectively) in accordance with minimum stock requirements set forth by applicable laws.

11 Intangible assets
Intangible assets were as follows:

(million euro)	Net value at the beginning of the year	Investments	Amortization	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and writedowns

Dec. 31, 2006
Intangible assets with finite useful lives
Exploration expenditures	164	1,337	(1,102)	10	409	1,290	881
Industrial patents and intellectual property rights	137	31	(97)	41	112	1,113	1,001
Concessions, licenses, trademarks and similar items	746	168	(110)	52	856	2,417	1,561
Intangible assets in progress and advances	76	146		(71)	151	156	5
Other intangible assets	157	13	(26)	(3)	141	457	316
	1,280	1,695	(1,335)	29	1,669	5,433	3,764
Intangible assets with indefinite useful lives
Goodwill	1,914			170	2,084
	3,194	1,695	(1,335)	199	3,753
Dec. 31, 2007
Intangible assets with finite useful lives
Exploration expenditures	409	1,682	(1,812)	470	749	1,509	760
Industrial patents and intellectual property rights	112	40	(81)	77	148	1,179	1,031
Concessions, licenses, trademarks and similar items	856	12	(83)	1	786	2,449	1,663
Intangible assets in progress and advances	151	312		(86)	377	381	4
Other intangible assets	141	15	(24)	26	158	572	414
	1,669	2,061	(2,000)	488	2,218	6,090	3,872
Intangible assets with indefinite useful lives
Goodwill	2,084			31	2,115
	3,753	2,061	(2,000)	519	4,333

Exploration expenditures of euro 749 million related to acquisition costs of unproved reserves included in business combinations and the purchase of mining rights. Main additions in the year included exploration drilling expenditures which were fully amortized as incurred for euro 1,610 million included within “investments” (euro 1,028 million at December 31, 2006).

Concessions, licenses, trademarks and similar items for euro 786 million primarily comprised transmission rights for natural gas imported from Algeria (euro 544 million) and concessions for mineral exploration (euro 204 million).

Other intangible assets with finite useful lives of euro 158 million included royalties for the use of licenses by Polimeri Europa SpA (euro 76 million) and estimated costs for Eni’s social responsibility projects in relation to mineral development programs in Val d’Agri (euro 22 million) following commitments made with the Basilicata Region.

The depreciation rates used were as follows:

		(%)
Exploration expenditures	10	-	33
Industrial patents and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	7	-	33
Other intangible assets	4	-	25

Other changes in intangible assets with finite useful lives amounted to euro 488 million primarily related to the acquisition of unproved reserves in the Gulf of Mexico from the U.S. company Dominion Resources (euro 470 million) and in Congo from the French company Maurel & Prom (euro 58 million). This increase was partially offset by negative exchange differences of euro 71 million.

Goodwill of euro 2,115 million primarily related to the Gas & Power segment (euro 1,125 million, of which euro 756 million related to the purchase of minorities in Italgas SpA in 2003 through a public offering), the Engineering & Construction segment (euro 746 million, of which euro 711 million was in respect of the purchase of Bouygues Offshore SA, now Saipem SA), the Exploration & Production segment (euro 158 million, of which euro 153 million was in respect of the purchase of Lasmo Plc, now Eni Lasmo Plc) and the Refining & Marketing segment (euro 86 million).

For impairment purposes, goodwill related to the acquisition of Bouygues Offshore SA and Italgas SpA has been allocated to the following cash-generating units:

(million euro)	Dec. 31, 2007

Italgas SpA
Domestic gas market	706
Foreign gas market	50
756
Bouygues Offshore SA
Onshore constructions	296
Offshore constructions	415
711

Goodwill is assessed by comparing the carrying amount of each cash-generating unit (comprehensive of goodwill) with its fair value. In the absence of data allowing the determination of the fair value of a unit, the recoverable amount is the value-in-use. Value-in-use was determined by computing, for the first four years, the discounted cash flows expected assuming current market assessments, and management’s long-term planning assumptions thereafter.

The expected future cash flows before taxation have been discounted at rates ranging from 4.9% to 13.1% derived from the weighted average cost of capital for the Group and that take into account the sector-specific risk. Thereafter, Eni has used growth rate assumptions ranging from 0% to 2%. Key assumptions are based on past experience and reflect current market assessment of the time value of money.

Other changes in goodwill of euro 31 million included the difference between the cost of acquisition of own shares by Snam Rete Gas SpA over the corresponding share of net equity (euro 139 million). Such increase was partially offset by the classification of the associated goodwill allocated on Gaztransport et Technigaz SA (euro 81 million) as asset held for sale and the derecognition upon disposal of the associated goodwill allocated on Camom SA (euro 13 million). Goodwill allocated to these investments derived from the acquisition of Bouygues Offshore SA. Negative foreign currency translation differences amounted to euro 14 million.

12 Investments

Investments accounted for using the equity method
Equity-accounted investments were as follows:

(million euro)	Value at the beginning of the year	Acquisitions and subscriptions	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Currency translation differences	Other changes	Value at the end of the year

Dec. 31, 2006
Investments in unconsolidated entities controlled by Eni	146	4	15	(8)	(8)	(6)	1	144
Investments in joint ventures	2,322	33	516	(26)	(302)	(79)	42	2,506
Investments in affiliates	1,422	1	356	(2)	(440)	(31)	(70)	1,236
	3,890	38	887	(36)	(750)	(116)	(27)	3,886
Dec. 31, 2007
Investments in unconsolidated entities controlled by Eni	144	4	10	(2)	(9)	(6)		141
Investments in joint ventures	2,506	1,109	481	(130)	(351)	(173)	(132)	3,310
Investments in affiliates	1,236	813	415	(3)	(220)	(42)	(11)	2,188
	3,886	1,926	906	(135)	(580)	(221)	(143)	5,639

Acquisitions and subscriptions for euro 1,926 million mainly related to the: (i) subscription of capital increase of Artic Russia BV (euro 1,041 million; Eni 60%) following the acquisition of the three Russian gas companies – OAO Arctic Gas, OAO Urengoil and OAO Neftegaztechnologia – by OOO SeverEnergia (Artic Russia BV 100%) as part of a bid procedure for assets of bankrupt Yukos; (ii) acquisition of 24.9% of Burren Energy Plc (euro 601 million); (iii) acquisition of 16.1% of Ceska Rafinerska AS (euro 211 million), and (iv) subscription of capital increase of Enirepsa Gas Ltd (euro 42 million).

Share of profit of equity-accounted investments of euro 906 million primarily related to Galp Energia SGPS SA (euro 255 million), Unión Fenosa Gas SA (euro 181 million), United Gas Derivatives Co (euro 79 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 64 million), Trans Austria Gasleitung GmbH (euro 43 million), Blue Stream Pipeline Co BV (euro 39 million), Supermetanol CA (euro 34 million) and Gaztransport et Technigaz SAS (euro 31 million).

Share of loss of equity-accounted investments of euro 135 million primarily related to Artic Russia BV (euro 63 million), Enirepsa Gas Ltd (euro 35 million) and Starstroi Llc (euro 15 million).

Deduction following the distribution of dividends of euro 580 million primarily related to Unión Fenosa Gas SA (euro 173 million), Galp Energia SGPS SA (euro 126 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 42 million), United Gas Derivatives Co (euro 40 million), Supermetanol CA (euro 36 million), Trans Austria Gasleitung GmbH (euro 28 million), Gaztransport et Technigaz SAS (euro 28 million) and Azienda Energia e Servizi Torino SpA (euro 17 million).

Other changes of euro 143 million were primarily related to: (i) the exclusion from the scope of consolidation of Haldor Topsøe AS (euro 69 million); (ii) the classification as held for sale of interests in Fertlizantes Nitrogenados de Oriente (euro 89 million) and Gaztransport et Technigaz SAS (euro 33 million).

The following table sets out the net carrying amount of euro 5,639 million relating to equity-accounted investments (euro 3,886 million at December 31, 2006):

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Net carrying amount	Eni’s interest %	Net carrying amount	Eni’s interest %

Unconsolidated entities controlled by Eni:
- Eni Btc Ltd	46	100.00	42	100.00
- Others (*)	98		99
	144		141
Joint ventures:
- Artic Russia BV			925	60.00
- Unión Fenosa Gas SA	503	50.00	507	50.00
- Blue Stream Pipeline Co BV	293	50.00	298	50.00
- EnBW - Eni Verwaltungsgesellschaft mbH	234	50.00	256	50.00
- Azienda Energia e Servizi Torino SpA	165	49.00	162	49.00
- Eteria Parohis Aeriou Thessalonikis AE	157	49.00	154	49.00
- Toscana Energia SpA	111	48.72	133	49.38
- Raffineria di Milazzo ScpA	171	50.00	126	50.00
- Trans Austria Gasleitung GmbH	81	89.00	96	89.00
- Super Octanos CA	97	49.00	90	49.00
- Lipardiz - Construçao de Estruturas Maritimas Lda	97	50.00	88	50.00
- Supermetanol CA	90	34.51	78	34.51
- Unimar Llc	70	50.00	71	50.00
- FPSO Mystras - Produçao de Petroleo Lda	63	50.00	58	50.00
- Transmediterranean Pipeline Co Ltd	50	50.00	47	50.00
- Eteria Parohis Aeriou Thessalias AE	46	49.00	41	49.00
- Transitgas AG	31	46.00	30	46.00
- CMS&A Wll	27	20.00	22	20.00
- Altergaz SA			18	27.80
- Saibos Akogep Snc	38	70.00	5	70.00
- Haldor Topsøe AS	71	50.00
- Others (*)	111		105
	2,506		3,310
Affiliates:
- Galp Energia SGPS SA	782	33.34	911	33.34
- Burren Energy Plc			592	24.90
- Ceska Rafinerska AS			325	32.44
- United Gas Derivatives Co	117	33.33	140	33.33
- ACAM Gas SpA	45	49.00	45	49.00
- Distribuidora de Gas del Centro SA	37	31.35	33	31.35
- Fertlizantes Nitrogenados de Oriente CEC	88	20.00
- Gaztransport et Technigaz SAS	29	30.00
- Others (*)	138		142
	1,236		2,188
	3,886		5,639

(*)	Each individual amount included herein did not exceed euro 25 million.

The net carrying amount of investments in unconsolidated entities controlled by Eni, joint ventures and affiliates included the differences between purchase price and Eni’s equity in investments of euro 661 million. Such differences primarily related to Unión Fenosa Gas SA (euro 195 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 193 million), Galp Energia SGPS SA (euro 106 million), Ceska Rafinerska AS (euro 97 million) and Azienda Energia e Servizi Torino SpA (euro 69 million).

The fair value of listed investments was as follows:

Shares	Ownership (%)	Price per share (euro)	Fair value (million euro)

Galp Energia SGPS SA	276,472,160	33.34	18.39	5,084
Burren Energy Plc	35,136,033	24.90	16.60	583
Altergaz SA	750,892	27.80	24.00	18

The table below sets out the provisions for losses included in the provisions for contingencies of euro 135 million (euro 154 million at December 31, 2006), primarily related to the following equity-accounted investments:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Polimeri Europa Elastomères France SA (under liquidation)	50	50
Charville - Consultores e Serviços Lda	37	31
Industria Siciliana Acido Fosforico - ISAF - SpA (under liquidation)	31	28
Southern Gas Constructors Ltd	9	14
Geopromtrans Llc	19
Others	8	12
	154	135

Other investments
Other investments were as follows:

(million euro)	Net value at the beginning of the year	Acquisition and subscriptions	Currency translation differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Accumulated impairment charges

Dec. 31, 2006
Investments in unconsolidated entities controlled by Eni	41			(20)	21	49	28
Investments in affiliates	9				9	10	1
Other investments	371	4	(31)	(14)	330	332	2
	421	4	(31)	(34)	360	391	31
Dec. 31, 2007
Investments in unconsolidated entities controlled by Eni	21	3	(1)	2	25	36	11
Investments in affiliates	9			1	10	11	1
Other investments	330	190	(36)	(47)	437	443	6
	360	193	(37)	(44)	472	490	18

Investments in unconsolidated entities controlled by Eni and affiliates are stated at cost net of impairment losses. Other investments, for which fair value cannot be reliably determined, were recognized at cost and adjusted for impairment losses.

Acquisitions and subscriptions for euro 193 million mainly related to the acquisition of 13.6% of Angola LNG Ltd and Angola LNG Supply Services Llc (euro 190 million).

The net carrying amount of other investments of euro 472 million (euro 360 million at December 31, 2006) was related to the following entities:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Net carrying amount	Eni’s interest %	Net carrying amount	Eni’s interest %

Investments in unconsolidated entities controlled by Eni	21		25
Affiliates	9		10
Other investments:
- Angola LNG Ltd			175	13.60
- Darwin LNG Pty Ltd	108	12.04	87	10.99
- Nigeria LNG Ltd	90	10.40	80	10.40
- Ceska Rafinerska AS	31	16.33
- Others (*)	101		95
	330		437
	360		472

(*)	Each individual amount included herein did not exceed euro 25 million.

Provisions for losses related to other investments, included within the provisions for contingencies, amounted to euro 28 million (euro 30 million at December 31, 2006) and were primarily in relation to the following entities:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Caspian Pipeline Consortium R - Closed Joint Stock Co	27	25
Other investments	3	3
	30	28

Other information about investments
The following table summarizes key financial data, net to Eni, as disclosed in the latest available financial statements of unconsolidated entities controlled by Eni, joint ventures and affiliates:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Unconsolidated entities controlled by Eni	Joint ventures	Affiliates	Unconsolidated entities controlled by Eni	Joint ventures	Affiliates

Total assets	1,315	7,906	2,998	1,247	7,781	4,252
Total liabilities	1,182	5,466	1,753	1,111	4,526	2,061
Net sales from operations	71	5,536	4,905	99	4,667	5,134
Operating profit	(1)	790	454	14	674	502
Net profit	3	465	351	14	318	410

The total assets and liabilities of unconsolidated controlled entities of euro 1,247 million and euro 1,111 million respectively, (euro 1,315 million and euro 1,182 million at December 31, 2006) concerned for euro 873 million and euro 873 million (euro 900 million and euro 900 million at December 31, 2006) entities for which the consolidation does not produce significant effects.

13 Other financial assets
Other financing receivables were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Financing receivables:
- receivables for financing operating activities	532	677
- receivables for financing non-operating activities	252	225
	784	902
Securities:
- securities held for operating purposes	21	21
	21	21
	805	923

Financing receivables are presented net of the allowance for impairment losses of euro 24 million (same amount at December 31, 2006).

Operating financing receivables of euro 677 million (euro 532 million at December 31, 2006) primarily concerned loans made by the Exploration & Production segment (euro 512 million) and Gas & Power segment (euro 87 million). The euro 145 million increase was primarily related to the Exploration & Production segment for euro 157 million and was offset by negative exchange differences of euro 82 million.

Non-operating financing receivables of euro 225 million (euro 252 million at December 31, 2006) concerned a restricted deposit held by Eni Lasmo Plc as a guarantee of a debenture (euro 246 million at December 31, 2006).

Receivables in currencies other than euro amounted to euro 821 million (euro 693 million at December 31, 2006).

Receivables due beyond five years amounted to euro 509 million (euro 396 million at December 31, 2006).

Securities euro 21 million (same amount as at December 31, 2006) designated as held-to-maturity investments were issued by the Italian Government.

Securities have a maturity beyond five years.

The fair value of financing receivables has been determined based on the present value of expected future cash flows discounted at rates ranging from 3.8% to 6.0% (3.6% and 5.6% at December 31, 2006).

The fair value of securities was derived from quoted market prices. The fair value of financing receivables and securities did not differ significantly from their carrying amount.

14 Deferred tax assets
Deferred tax assets were recognized net of offsettable deferred tax liabilities for euro 3,526 million (euro 4,028 million at December 31, 2006).

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Currency translation differences	Other changes	Value at Dec. 31, 2007

1,725	1,273	(1,724)	(219)	860	1,915

Other changes of euro 860 million were primarily related to additions reflecting: (i) a limited right for each subsidiaries to offset deferred tax assets against deferred tax liabilities (euro 502 million); (ii) the recognition of the deferred tax effect against equity on the fair value valuation of derivatives designated as cash flow hedge for euro 378 million.

Further information is provided in Note 20 - Other current liabilities and Note 25 - Other non-current liabilities.

Deferred tax assets are described in Note 24 - Deferred tax liabilities.

15 Other non-current receivables
The following table provides an analysis of other non-current receivables:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Tax receivables from:
- Italian tax authorities
. income tax	501	486
. interest on tax credits	322	325
. Value Added Tax (VAT)	37	42
. other	13	11
	873	864
- foreign tax authorities	30	30
	903	894
Other receivables:
- in relation to disposals	2	7
- others	83	197
	85	204
Other non-current receivables	6	12
	994	1,110

Current liabilities

16 Short-term debt
Short-term debt was as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Banks	3,178	4,070
Ordinary bonds		3,176
Other financial institutions	222	517
	3,400	7,763

Short-term debt increased by euro 4,363 million primarily due to the balance of repayments and new proceeds (euro 4,850 million) and to changes in the scope of consolidation (euro 98 million), offset by negative currency translation differences (euro 583 million). Debt comprised commercial paper of euro 3,176 million mainly issued by the financial company Eni Coordination Center SA.

Short-term debt per currency is shown in the table below:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Euro	3,119	5,453
U.S. dollar	161	1,591
Other currencies	120	719
	3,400	7,763

In 2007, the weighted average interest rate on short-term debt was 4.9% (3.9% in 2006).

At December 31, 2007 Eni had undrawn committed and uncommitted borrowing facilities available of euro 5,006 million and euro 6,298 million, respectively (euro 5,896 million and euro 6,523 million at December 31, 2006).

These facilities were under interest rates that reflected market conditions. Charges in unutilized facilities were not significant.

17 Trade and other payables
Trade and other payables were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Trade payables	10,528	11,092
Advances	1,362	1,483
Other payables:
- in relation to investments	1,166	1,301
- others	2,939	3,240
	4,105	4,541
	15,995	17,116

Included in 2007 trade payables was the contractually agreed set off of receivables and payables between Eni North Africa BV and the National Oil Company (the Libyan state company) for euro 1,798 million.

Advances of euro 1,483 million (euro 1,362 million at December 31, 2006) were related to payments received in excess of the value of the work in progress performed for euro 772 million (euro 884 million at December 31, 2006), advances on contract work in progress for euro 324 million (euro 197 million at December 31, 2006) and other advances for euro 487 million (euro 281 million at December 31, 2006). Advances on contract work in progress were in respect of the Engineering & Construction segment.

Other payables were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Payables due to:
- joint venture operators in exploration and production activities	1,146	1,624
- suppliers in relation to investments	923	1,015
- non-financial government entities	274	397
- employees	336	257
- social security entities	339	226
	3,018	3,519
Other payables	1,087	1,022
	4,105	4,541

Payables with related parties are described in Note 36 - Transactions with related parties.

The fair value of trade and other payables did not differ significantly from their carrying amount considering the short-term maturity of trade payables.

18 Income taxes payable
Income taxes payable were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Italian subsidiaries	158	247
Foreign subsidiaries	1,482	1,441
	1,640	1,688

Income taxes payable of Italian subsidiaries were positively affected by the fair value valuation of cash flow hedging derivatives (euro 492 million). This effect was recorded in the relevant provision within equity. Further information is provided in Note 20 - Other current liabilities and Note 25 - Other non-current liabilities.

19 Other taxes payable
Other taxes payable were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Excise and customs duties	683	804
Other taxes and duties	507	579
	1,190	1,383

20 Other current liabilities
Other current liabilities were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Fair value of non-hedging derivatives	395	412
Fair value of cash flow hedge derivatives	40	911
Other liabilities	199	233
	634	1,556

Fair value of derivative contracts which do not meet the formal criteria to be recognized as hedges in accordance with IFRS was as follows:

Dec. 31, 2006	Dec. 31, 2007

(million euro)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Non-hedging derivatives on exchange rate
Currency swap	11	928	363	63	2,096	296
Interest currency swap	19	133	124	5	140
Other	2	69	1	7	76	1
	32	1,130	488	75	2,312	297
Non-hedging derivatives on interest rate
Interest rate swap	30	1,077	1,045	24	722	401
	30	1,077	1,045	24	722	401
Non-hedging derivatives on commodities
Over the counter	52	568	67	12	49	58
Other	281	855	75	301	1,187	28
	333	1,423	142	313	1,236	86
	395	3,630	1,675	412	4,270	784

The fair value of these derivative contracts was determined using an appropriate valuation method based on market data at year-end. The fair value of cash flow hedging derivatives amounted to euro 911 million (euro 40 million at December 31, 2006) related to contracts expiring in 2008 entered into by the Exploration & Production segment in order to hedge the exposure to variability in future cash flows expected in the 2008-2011 period deriving from marketing an amount of Eni’s proved hydrocarbon reserves equal to 2% of proved reserves as of December 31, 2006 in connection with the acquisition in 2007 of production, development and exploration upstream properties onshore Congo from the French company Maurel & Prom and in the Gulf of Mexico from the U.S. company Dominion Resources. Change in fair value (euro 871 million) of the hedging instrument directly recognized in equity was euro 878 million for the effective portion whilst the ineffective portion of euro 16 million was recognized in the profit and loss as finance expense (the time value component). Cumulative currency translation differences increased by euro 23 million. Further information on the fair value recognition in the consolidated balance sheet and profit and loss account of contracts with a maturity in 2009-2011 is given in Note 25 - Other liabilities under the section other non-current liabilities. The nominal value of these cash flow hedging derivatives referred to purchase and sale commitments for euro 1,399 million and euro 1,977 million, respectively (euro 4 million and euro 525 million at December 31, 2006). Information on the hedged risks and the hedging policies is given in Note 28 - Guarantees, commitments and risks.

Non-current liabilities

21 Long-term debt and current maturities of long-term debt
Long-term debt included the current portion maturing during the year following the balance sheet date (current maturity). The table below analyzes debt by year of forecast repayment:

(million euro)	December 31,	Long-term maturity

Type of debt instrument	Maturity range	2006	2007	Current maturity 2008	2009	2010	2011	2012	After	Total

Bank loans	2008-2022	2,298	6,073	159	607	423	121	4,106	657	5,914
Other bank loans at favorable rates	2008-2013	13	9	2	1	2	2	1	1	7
		2,311	6,082	161	608	425	123	4,107	658	5,921
Ordinary bonds	2008-2037	5,097	5,386	263	324	919	167	30	3,683	5,123
Other financial institutions	2008-2020	891	599	313	118	12	28	12	116	286
		8,299	12,067	737	1,050	1,356	318	4,149	4,457	11,330

Long-term debt, including the current portion of long-term debt, increased by euro 3,768 million to euro 12,067 million (euro 8,299 million at December 31, 2006). Such increase was due to the balance of payments and new proceeds of euro 3,885 million as well as the consolidation of Frigstad Discover Invest Ltd that accounts for euro 170 million. This was offset by: (i) the negative impact of foreign currency translation differences; (ii) translation differences arising on debt taken on by euro-reporting subsidiaries denominated in foreign currency which are translated into euro at year-end exchange rates (euro 312 million).

Debt from other financial institutions of euro 599 million included euro 37 million of finance lease transactions. The following table shows residual debt by maturity date, which was obtained by summing future lease payments discounted at the effective interest rate, interest and the nominal value of future lease payments:

Maturity range

(million euro)	Within 12 months	Between one and five years	Beyond five years	Total

Residual debt	7	25	5	37
Interests	4	7	4	15
Undiscounted value of future lease payments	11	32	9	52

Eni entered into long-term borrowing facilities with the European Investment Bank which were subordinated to the maintenance of certain performance indicators based on Eni’s consolidated financial statements or a rating not inferior to A- (S&P) and A3 (Moody’s). At December 31, 2006 and 2007, the amount of short and long-term debt subject to restrictive covenants was euro 1,131 million and euro 1,429 million, respectively. Furthermore, Saipem SpA and Saipem SA entered into certain borrowing facilities for euro 75 million and euro 34 million, respectively, with a number of financial institutions subordinated to the maintenance of certain performance indicators based on the consolidated financial statements of Saipem and separate financial statements of Saipem SA. Eni and Saipem are in compliance with the covenants contained in their respective financing arrangements.

Bonds of euro 5,386 million consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 4,916 million and other bonds for a total of euro 470 million.

The following table analyses bonds per issuing entity, maturity date, interest rate and currency as at December 31, 2007:

Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	% rate

(million euro)	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	43	1,543	Euro		2013		4.625
- Eni SpA	1,000	(3)	997	Euro		2017		4.750
- Eni Coordination Center SA	683	4	687	British pound	2010	2019	4.875	5.125
- Eni SpA	500	16	516	Euro		2010		6.125
- Eni Coordination Center SA	367	8	375	Euro	2008	2015		variable
- Eni Coordination Center SA	277	5	282	Euro	2008	2024	2.876	5.050
- Eni Coordination Center SA	277	2	279	Japanese yen	2008	2037	0.810	2.810
- Eni Coordination Center SA	173	2	175	U.S. dollar	2013	2015	4.450	4.800
- Eni Coordination Center SA	31		31	U.S. dollar		2013		variable
- Eni Coordination Center SA	30	1	31	Swiss franc		2010		2.043
	4,838	78	4,916
Other bonds:
- Eni USA Inc	271	3	274	U.S. dollar		2027		7.300
- Eni Lasmo Plc (*)	205	(9)	196	British pound		2009		10.375
	476	(6)	470
	5,314	72	5,386

(*)	The bond is guaranteed by a restricted cash deposit recorded under non-current financial assets (euro 225 million).

As at December 31, 2007 bonds maturing within 18 months (euro 584 million) were issued by Eni Coordination Center SA for euro 388 million and by Eni Lasmo Plc for euro 196 million. During 2007, Eni SpA and Eni Coordination Center SA issued bonds for euro 997 million and euro 121 million, respectively.

The following table analyses the currency composition of long-term debt and its current portion, and the related weighted average interest rates on total borrowings:

Dec. 31, 2006 (million euro)	Average rate (%)	Dec. 31, 2007 (million euro)	Average rate (%)

Euro	5,566	4.0	9,973	4.4
U.S. dollar	1,261	7.8	900	8.6
British pound	1,259	5.9	882	6.2
Japanese yen	167	1.4	281	1.9
Swiss franc	46	2.0	31	2.0
	8,299		12,067

At December 31, 2007 Eni had undrawn committed long-term borrowing facilities of euro 1,400 million (euro 520 million at December 31, 2006). Interest rates on these contracts were at market conditions. Charges for unutilized facilities were not significant.

Fair value of long-term debt, including the current portion of long-term debt, consisted of the following:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Ordinary bonds	5,239	5,523
Banks	2,311	6,148
Other financial institutions	865	719
	8,415	12,390

Fair value was calculated by discounting the expected future cash flows at rates ranging from 3.8% to 6.0% (3.6% and 5.6% at December 31, 2006).

At December 31, 2007 Eni mortgaged certain tangible assets and pledged restricted deposits as collateral against its borrowings for euro 198 million (euro 231 million at December 31, 2006).

Analysis of net borrowings, as defined in the “Item 5 – Operating and Financial Review and Prospects”, was as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Current	Non-current	Total	Current	Non-current	Total

A. Cash	3,745		3,745	1,699		1,699
B. Cash equivalents	240		240	415		415
C. Available-for-sale securities	552		552	174		174
D. Liquidity (A+B+C)	4,537		4,537	2,288		2,288
E. Financing receivables	143	252	395	990	225	1,215
F. Short-term debt towards banks	3,178		3,178	4,070		4,070
G. Long-term debt towards banks	131	2,180	2,311	161	5,921	6,082
H. Bonds	685	4,412	5,097	263	5,123	5,386
I. Short-term debt towards related parties	92		92	131		131
L. Long-term debt towards related parties		16	16		16	16
M. Other short-term debt	130		130	3,562		3,562
N. Other long-term debt	74	801	875	313	270	583
O. Total borrowings (F+G+H+I+L+M+N)	4,290	7,409	11,699	8,500	11,330	19,830
P. Net borrowings (O-D-E)	(390)	7,157	6,767	5,222	11,105	16,327

Available-for-sale securities of euro 174 million (euro 552 million at December 31, 2006) are held for non-operating purposes. Not included in the calculation above were held-to-maturity and available-for-sale securities held for operating purposes amounting to euro 280 million (euro 441 million at December 31, 2006), of which euro 256 million (euro 417 million at December 31, 2006) were held to provide coverage of technical reserves for Eni’s insurance companies.

Financing receivables of euro 1,215 million (euro 395 million at December 31, 2006) were held for non-operating purposes. Not included in the calculation above were financing receivables held for operating purposes amounting to euro 384 million (euro 246 million at December 31, 2006), of which euro 246 million (euro 241 million at December 31, 2006) were in respect of securities granted to unconsolidated entities controlled by Eni, joint ventures and affiliates primarily in relation to the implementation of certain capital projects and a euro 112 million cash deposit to provide coverage of Eni Insurance Ltd technical reserves.

Non current financial receivables of euro 225 million (euro 252 million at December 31, 2006) were related to a restricted deposit held by Eni Lasmo Plc as a guarantee of a debenture (euro 246 million at December 31, 2006).

22 Provisions for contingencies
Provisions for contingencies were as follows:

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Other change	Value at Dec. 31, 2007

Provision for site restoration and abandonment	3,724	550	(315)	15	3,974
Provision for environmental risks	1,905	356	(353)	(50)	1,858
Provision for legal and other proceedings	654	146	(77)	(7)	716
Loss adjustments and actuarial provisions for Eni’s insurance companies	565		(81)	(66)	418
Provision for taxes	221	37	(20)	(25)	213
Provision for losses on investments	184	13	(20)	(14)	163
Provision for restructuring or decommissioning	157	17	(18)	(26)	130
Provision for OIL insurance	108		(27)	(1)	80
Provision for marketing and promotion initiatives	50	62	(47)		65
Provision for onerous contracts	100		(50)		50
Provision for revision of selling prices	172	24	(172)		24
Other (*)	774	408	(359)	(28)	795
	8,614	1,613	(1,539)	(202)	8,486

(*)	Each individual amount included herein does not exceed euro 50 million.

The provision for site restoration and abandonment of euro 3,974 million, is mainly composed of provisions for the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration (euro 3,884 million). The increases in the provision for the year amounted to euro 550 million due to the initial recognition and changes in the present value of estimated expenditures creating a corresponding item of property, plant and equipment of an amount equivalent to the provision or change in estimates (euro 60 million and euro 317 million, respectively) and the passage of time recognized in the profit and loss account as finance expense (euro 173 million). The discount rates used ranged from 4.2% to 6.2%. Decreases in the provision amounted to euro 315 million, of which euro 207 million in connection with lowered estimated expenditures and euro 108 million related to the reversal of utilized provisions. Other changes of euro 15 million related to acquired oil & gas properties in Congo and in the Gulf of Mexico (euro 130 million). Offsetting these effects were negative foreign currency translation differences for euro 155 million.

Provision for environmental risks of euro 1,858 million primarily related to the estimated costs of remediation in accordance with existing laws and regulations recognized by Syndial SpA (euro 1,362 million), the Refining & Marketing segment (euro 339 million) and the Gas & Power segment (euro 92 million). The increases in the provision of euro 356 million were primarily related to Syndial SpA (euro 223 million) and the Refining & Marketing segment (euro 95 million) including the effect due to the passage of time for euro 11 million recognized as finance expense. Decreases for euro 353 million were related to the reversal of utilized provisions primarily by Syndial SpA (euro 211 million) and the Refining & Marketing segment (euro 100 million) including the reversal of unutilized provisions of euro 18 million no longer required.

Provision for legal and other proceedings of euro 716 million primarily included charges expected on failure to perform certain contractual obligations and proceeding on legal and administrative matters. These provisions are stated on the basis of Eni’s best estimate of the expected probable liability. The increase in the provision of euro 146 million was primarily related to Syndial SpA (euro 79 million). Decreases in the provision of euro 77 million included the reversal of unutilized provisions of euro 67 million, of which euro 46 million related to the cancellation by the Regional Administrative Court of Lombardy of a fine imposed by the Authority for Electricity and Gas.

Loss adjustments and actuarial provisions for Eni’s insurance companies of euro 418 million represented the liabilities accrued for claims on insurance policies underwritten by Eni’s insurance companies. Changes in the provision of euro 66 million were primarily in respect of liabilities directly associated with assets classified as held for sale of Eni’s insurance subsidiary Padana Assicurazioni SpA for euro 64 million.

Provision for taxes of euro 213 million primarily included charges for unsettled tax claims in connection with uncertain applications of the tax regulation for foreign subsidiaries of the Exploration & Production segment (euro 158 million).

Provision for losses on investments of euro 163 million was made with respect of losses from investments in entities incurred to date, where the losses exceeded the carrying amount of the investments.

Provision for restructuring or decommissioning unused production facilities of euro 130 million was primarily made for the estimated future costs for site restoration and remediation in connection with divestments and facilities closures of the Refining & Marketing segment (euro 124 million). Decreases in the provision of euro 18 million included the reversal of unutilized provisions of euro 2 million.

Provision for OIL insurance cover of euro 80 million included mutual insurance provision related to future increase of insurance charges that will be paid in the next 5 years by Eni for participating in the mutual insurance of Oil Insurance Ltd, following the increased number of accidents that occurred in 2004 and 2005.

Provision for marketing and promotional initiatives amounted to euro 65 million and was made in respect of marketing initiatives envisaging awards and prizes to clients in the Refining & Marketing segment. Decreases in the provision of euro 47 million included the reversal of unutilized provisions for euro 3 million.

Provision for onerous contracts of euro 50 million primarily related to Syndial SpA and contracts for which the termination or execution costs exceed the relevant benefits.

Provision for the revision of selling prices of euro 24 million primarily related to the Gas & Power segment. Decreases in the provision of euro 172 million included the reversal of unutilized provisions of euro 122 million primarily related to the adoption of the new tariffs’ regime introduced by Decision 134/2006 by the Italian Authority for Electricity and Gas.

Utilization of other provisions of euro 359 million included the reversal of unutilized provisions for euro 159 million no longer required.

23 Provisions for employee benefits
Provisions for employee benefits were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

TFR	608	499
Foreign pension plans	268	219
Supplementary medical reserve for Eni managers (FISDE) and other foreign medical plans	100	99
Other benefits	95	118
	1,071	935

Provisions for indemnities upon termination of employment primarily related to the provisions accrued by Italian companies for employee termination indemnities ("TFR"), determined using actuarial techniques and regulated by Article 2120 of the Italian Civil Code. The indemnity is paid upon retirement as a lump sum payment the amount of which corresponds to the total of the provisions accrued during the employees’ service period based on payroll costs as revalued until retirement according to the Italian legal scheme. Provisions for Italian post-retirement indemnities, considered for the determination of relevant liabilities and expenses, are reduced by the amounts drawn by employees and funded to pension funds.

Following the enactment of the Italian Budget Law for 2007, employees had until June 30, 2007 to decide whether to transfer their future provisions and any amounts accrued from January 1, 2007 for post-retirement indemnities under the Italian TFR regime to pension funds or the treasury fund held by the Italian administration for post-retirement benefits (INPS). Companies with less than 50 employees were allowed to continue recognizing the provision as in previous years. The choice applied retrospectively from January 1, 2007. Therefore, the allocation of future TFR provisions to pension funds or the INPS treasury fund determines that these amounts will be classified as costs to provide benefits under a defined contribution plan. Past provisions accrued for post-retirement indemnities under the Italian TFR regime continue to represent costs to provide benefits under a defined benefit plan and must be assessed based on actuarial assumptions.

Following this change in regime, the existing provision for Italian employees was reassessed to take account of the curtailment due to reduced future obligations reflecting the exclusion of future salaries and relevant increases from actuarial calculations. As a result of this a non-recurring gain of euro 83 million was recognized in profit or loss.

Pension funds are defined benefit plans provided by foreign subsidiaries located mainly in the United Kingdom, Nigeria and Germany. Benefits under these plans consisted of payments based on seniority and the salary paid in the last year of service, or alternatively, the average annual salary over a defined period prior to retirement. Group companies provide healthcare benefits to retired managers. Liability to these plans and the current cost are limited to the contributions made by the company. Other benefits primarily related for a deferred cash incentive scheme to managers and certain Jubilee awards. The provision for the deferred cash incentive scheme is assessed based on the probability of the company reaching planned targets and employee reaching individual performance goals. Jubilee awards are benefits due following the attainment of a minimum period of service and, for the Italian companies, consist of an in-kind remuneration.

The value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

Foreign pension plans

(million euro)	TFR	Gross liability	Plan assets	FISDE and other foreign medical plans	Other benefits	Total

2006
Current value of benefit liabilities and plan assets at beginning of year	653	757	(359)	96	37	1,184
Current cost	99	18		2	48	167
Interest cost	22	28		3	6	59
Expected return on plan assets			(24)			(24)
Employees contributions		(3)	(88)			(91)
Actuarial gains (losses)	(67)	(2)	(3)	(5)	6	(71)
Benefits paid	(94)	(16)	12	(5)	(2)	(105)
Amendments		2				2
Curtailments and settlements		(7)	6			(1)
Currency translation differences	1	(6)	16			11
Current value of benefit liabilities and plan assets at end of year	614	771	(440)	91	95	1,131
2007
Current value of benefit liabilities and plan assets at beginning of year	614	771	(440)	91	95	1,131
Current cost	13	13		1	38	65
Interest cost	23	32		4	2	61
Expected return on plan assets			(23)			(23)
Employees contributions			(126)			(126)
Actuarial gains (losses)	(52)	3	12	1	(1)	(37)
Benefits paid	(64)	(35)	18	(6)	(7)	(94)
Amendments	1	2				3
Curtailments and settlements	(62)	(201)	201			(62)
Currency translation differences	3	36	(4)	1	(9)	27
Current value of benefit liabilities and plan assets at end of year	476	621	(362)	92	118	945

The gross liability for foreign employee pension plans of euro 621 million (euro 771 million at December 31, 2006) included the liabilities related to joint ventures operating in exploration and production activities for euro 112 million and euro 67 million at December 31, 2006 and 2007, respectively. A receivable of an amount equivalent to such liability was recorded. Other benefits of euro 118 million (euro 95 million at December 31, 2006) primarily concerned the deferred monetary incentive plan for euro 69 million (euro 37 million at December 31, 2006) and jubilee awards for euro 40 million (euro 44 million at December 31, 2006).

The reconciliation analysis of benefit obligations and plan assets was as follows:

TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

(million euro)	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007

Present value of benefit obligations with plan assets			605	439
Present value of plan assets			(440)	(362)
Net present value of benefit obligations with plan assets			165	77
Present value of benefit obligations without plan assets	614	476	166	182	91	92	95	118
Actuarial gains (losses) not recognized	(6)	23	(63)	(33)	9	7
Past service cost not recognized				(7)
Net liabilities recognized in provisions for employee benefits	608	499	268	219	100	99	95	118

Costs charged to the profit and loss account were as follows:

(million euro)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits	Total

2006
Current cost	99	18	2	48	167
Interest cost	22	28	3	6	59
Expected return on plan assets		(24)			(24)
Amortization of actuarial gains (losses)	2	21		5	28
Effect of curtailments and settlements		(1)			(1)
Other costs	1				1
	124	42	5	59	230
2007
Current cost	13	13	1	38	65
Interest cost	23	32	4	2	61
Expected return on plan assets		(23)			(23)
Amortization of actuarial gains (losses)	1	3			4
Effect of curtailments and settlements	(83)	41			(42)
	(46)	66	5	40	65

The main actuarial assumptions used in the evaluation of post-retirement benefit obligations at end of year and in the estimate of costs expected for 2008 were as follows:

(%)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

2006
Discount rate	4.3	3.0-13.0	4.5	4.0-4.3
Expected return rate on plan assets		3.5-13.0
Rate of compensation increase	2.7-4.0	2.0-12.0		2.7-4.5
Rate of price inflation	2.0	1.0-10.0	2.0	2.0-2.5
2007
Discount rate	5.35	3.5-13.0	5.5	4.8-5.4
Expected return rate on plan assets		4.0-13.0
Rate of compensation increase	2.7-3.0	2.0-12.0		2.7-4.0
Rate of price inflation	2.0	1.0-10.0	2.0	2.0

With regards to Italian plans, demographic tables prepared by Ragioneria Generale dello Stato (RG48) were used. Expected return rate by plan assets has been determined by reference to quoted prices expressed in regulated markets.

Plan assets consisted of the following:

(%)	Plan assets	Expected return

Securities	23.3	6.8-8.4
Bonds	27.1	3.1-10.0
Real estate	1.7	5.8-15.0
Other	47.9	2.8-13.0
	100.0

The effective return of the plan assets amounted to euro 11 million (euro 27 million at December 31, 2006).

With reference to healthcare plans, the effects deriving from a 1% change of the actuarial assumptions of medical costs were as follows:

(million euro)	1% Increase	1% Decrease

Impact on the current costs and interest costs	1	(1)
Impact on net benefit obligation	11	(9)

The amount expected to be accrued to defined benefit plans for 2008 amounted to euro 48 million.

The analysis of changes in the actuarial valuation of the net liability with respect to prior year deriving from the non-correspondence of actuarial assumptions with actual values recorded at year-end was as follows:

(million euro)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

2006
Impact on net benefit obligation	(19)	13	(4)	4
Impact on plan assets		3
2007
Impact on net benefit obligation	(8)	6
Impact on plan assets		3

24 Deferred tax liabilities
Deferred tax liabilities were recognized net of offsettable deferred tax assets for euro 3,526 million (euro 4,028 million at December 31, 2006).

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Currency translation differences	Other changes	Value at Dec. 31, 2007

5,852	1,210	(1,999)	(490)	898	5,471

Other changes of euro 898 million were primarily in respect of: (i) the deferred tax effect of the valuation at fair value of certain oil assets acquired by the Exploration & Production segment in Congo (euro 507 million); (ii) a limited right of subsidiaries to offset deferred tax assets against deferred tax liabilities (euro 502 million); (iii) the recognition of the deferred tax effect against equity on the fair value evaluation of derivatives designated as cash flow hedge for euro 3 million.

Deferred tax liabilities consisted of the following:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Deferred income taxes	9,880	8,997
Deferred income taxes available for offset	(4,028)	(3,526)
	5,852	5,471
Deferred income taxes not available for offset	(1,725)	(1,915)
	4,127	3,556

The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Currency translation differences	Other changes	Value at Dec. 31, 2007

Deferred tax liabilities:
- accelerated tax depreciation	6,851	582	(1,246)	(423)	493	6,257
- application of the weighted average cost method in evaluation of inventories	649	263	(177)		(4)	731
- site restoration and abandonment (tangible assets)	683	40	(115)	(14)	(55)	539
- capitalized interest expense	232	3	(51)		(7)	177
- other	1,465	322	(410)	(53)	(31)	1,293
	9,880	1,210	(1,999)	(490)	396	8,997
Deferred tax assets:
- assets revaluation as per Laws No. 342/2000 and No. 448/2001	(1,017)		218		11	(788)
- site restoration and abandonment (provisions for contingencies)	(1,496)	(176)	129	72	108	(1,363)
- depreciation and amortization	(744)	(129)	236	62	(47)	(622)
- accruals for impairment losses and provisions for contingencies	(1,000)	(396)	522	1	(40)	(913)
- carry-forward tax losses	(83)	(44)	41	6	1	(79)
- other	(1,413)	(528)	578	78	(391)	(1,676)
	(5,753)	(1,273)	1,724	219	(358)	(5,441)
Net deferred tax liabilities	4,127	(63)	(275)	(271)	38	3,556

Deferred tax assets are recognized for deductible temporary differences to the extent that is probable that sufficient taxable profit will be available against which part or all of the deductible temporary differences can be utilized. In the case future taxable profit is no longer deemed to be sufficient to absorb all existing deferred tax assets, any surplus is written off.

In May 2007 the Government of Libya issued an amended tax law regarding profit taxation for foreign oil companies operating under PSA scheme. In line with past practice the Libya’s National Oil Co (NOC) was designated as the tax agent on behalf of foreign oil companies operating under PSA. The new tax regime is expected to become effective from 2008, after having agreed beforehand with NOC the recognized tax base of the assets at January 1, 2008, and the consequent possibility to re-determine deferred taxation and the detailed recognition criteria applied. Pending the issuance of the new guidance, deferred taxation was determined by using the recognition criteria applied in prior years. The adoption of the new legislation is not expected to have any significant impact on the agreed oil profit share under PSA currently existing between the Libyan state company and Eni. Italian taxation law allows the carry-forward of tax losses over the five subsequent years. Losses suffered in the first three years of the company’s life can however be, for most part, carried forward indefinitely. The tax rate applied by the Italian subsidiaries to determine the portion of carry-forwards tax losses to be utilized equalled 27.5%; this rate equalled on average to 29.8% for foreign entities.

Carry-forward tax losses of euro 1,261 million can be used in the following periods:

(million euro)	Italian subsidiaries	Foreign subsidiaries

2008	9	2
2009	3	22
2010		14
2011		36
2012	72	3
Beyond 2012		2
Without limit		1,098
	84	1,177

Carry-forward tax losses of euro 270 million expected to be offset against future taxable profit and were in respect of foreign subsidiaries for euro 198 million. At the end of 2007, euro 79 million of deferred tax assets were recognized on these losses, of which euro 59 million were in respect of foreign subsidiaries.

No deferred tax liabilities have been recognized in relation to certain taxable reserves of unconsolidated entities under Eni’s control because such reserves are not expected to be distributed (euro 135 million).

25 Other non-current liabilities
Other non-current liabilities were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Fair value of cash flow hedge derivatives		1,340
Current income tax liabilities		215
Payables related to capital expenditures	26	22
Other payables	207	295
Other liabilities	185	159
	418	2,031

The fair value of cash flow hedge derivatives amounted to euro 1,340 million related to contracts expiring within 2009-2011 entered into by the Exploration & Production segment in order to hedge the exposure to variability in future cash flows expected in the 2008-2011 period deriving from marketing an amount of Eni’s proved hydrocarbon reserves equal to 2% of proved reserves as of December 31, 2006 in connection with the acquisition in 2007 of production, development and exploration assets upstream properties onshore Congo from the French company Maurel & Prom and in the Gulf of Mexico from the U.S. company Dominion Resources. The effective portion of the change in fair value of the hedging instrument directly recognized in equity was euro 1,332 million whilst the ineffective portion of euro 36 million was recognized in the profit and loss as finance expenses (the time value component). Cumulative currency translation differences increased by euro 28 million. Further information on the fair value recognition in the consolidated balance sheet and profit and loss account of contracts with a maturity in 2008 is given in Note 20 - Other current liabilities.

The nominal value of these derivatives referred to purchase and sale commitments for euro 2,804 million and euro 3,404 million, respectively.

The fair value of derivative contracts was determined by using valuation models that take into account relevant market data at the balance sheet date.

Information on the hedged risks and the hedging policies is shown in Note 28 - Guarantees, commitments and risks.

The group’s liability for current income taxes of euro 215 million was due as special tax (with a rate lower than the statutory tax rate), relating to the option to increase the deductible tax bases of certain tangible and other assets to their carrying amounts as permitted by the 2008 Budget Law.

26 Assets held for sale and liabilities directly associated with assets held for sale
Non-current assets held for sale and liabilities directly associated with non-current assets held for sale of euro 383 million and euro 97 million related to the disposal of Padana Assicurazioni SpA (the related assets and liabilities amounted to euro 180 million and euro 97 million, respectively) and in Gaztransport et Technigaz SAS (the investment amounted to euro 114 million) and in Fertlizantes Nitrogenados de Oriente (the investment amounted to euro 89 million). Gaztransport et Technigaz SAS is a company owning a patent for the construction of tanks to transport LNG. Fertlizantes Nitrogenados de Oriente is specialized in the production of fertilizers.

27 Shareholders’ equity

Minority interest
Profit attributable to minority interest and the minority interest in certain consolidated subsidiaries related to:

(million euro)	Net profit	Shareholders’ equity

2006	2007	Dec. 31, 2006	Dec. 31, 2007

Saipem SpA	303	514	879	1,299
Snam Rete Gas SpA	287	268	1,004	865
Tigáz Tiszántúli Gázszolgáltató Részvénytársaság		1	79	79
Others	16	15	208	196
	606	798	2,170	2,439

Eni shareholders’ equity
Eni’s net equity at December 31 was as follows:

(million euro)	Value at Dec. 31, 2006	Value at Dec. 31, 2007

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	7,262	7,207
Cumulative foreign currency translation differences	(398)	(2,233)
Other reserves	400	(914)
Retained earnings	25,168	29,591
Treasury shares	(5,374)	(5,999)
Interim dividend	(2,210)	(2,199)
Net profit for the period	9,217	10,011
	39,029	40,428

Share capital
At December 31, 2007 the parent company’s issued share capital consisted of 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (the same amount at December 31, 2006).

On May 24, 2007 Eni’s Shareholders’ Meeting declared a dividend distribution of euro 0.65 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2006 dividend of euro 1.25 per share, of which euro 0.60 per share paid as interim dividend in October 2006. The balance was payable on June 21, 2007 to shareholders on the register on June 18, 2007.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code.

Reserve for treasury shares
The reserve for treasury shares represents the reserve destined to purchase own shares in accordance with the decisions of Eni’s Shareholders’ Meetings. The amount of euro 7,207 million (euro 7,262 million at December 31, 2006) included treasury shares purchased. The decrease of euro 55 million primarily concerned the sale and grant of treasury shares to Group managers following stock option and stock grants incentive schemes.

Cumulative foreign currency translation differences
The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.

Other reserves
Other reserves of negative amount were euro 914 million (at December 31, 2006 other reserves of positive amount were euro 400 million) and included:

  a reserve of euro 247 million constituted following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA (same amount at December 31, 2006);
  a reserve of euro 181 million (euro 146 million at December 31, 2006) deriving from Eni SpA’s equity;
  a reserve of euro 1,342 million (euro 7 million at December 31, 2006) including the related tax, for the valuation at fair value of available-for-sale securities and cash flow hedge derivatives. Further information is given in Note 2 - Other financial assets held for trading or available for sale, Note 7 - Other assets, Note 20 - Other current liabilities and Note 25 - Other non current liabilities.

The valuation at fair value of securities available for sale and cash flow hedge derivatives, net of the related tax effect, consisted of the following:

Available-for-sale securities	Cash flow hedge derivatives	Total

(million euro)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of December 31, 2005	27	(8)	19	27	(11)	16	54	(19)	35
Changes of the year 2006	2		2	1		1	3		3
Amount recognized in the profit and loss account	(21)	6	(15)	(27)	11	(16)	(48)	17	(31)
Reserve as of December 31, 2006	8	(2)	6	1		1	9	(2)	7
Changes of the year 2007				(2,237)	867	(1,370)	(2,237)	867	(1,370)
Foreign currency translation differences				51	(26)	25	51	(26)	25
Amount recognized in the profit and loss account	(6)	2	(4)				(6)	2	(4)
Reserve as of December 31, 2007	2		2	(2,185)	841	(1,344)	(2,183)	841	(1,342)

Treasury shares purchased
A total of 348,525,005 ordinary shares (324,959,866 at December 31, 2006) with nominal value of euro 1 each, were held in treasury, for a total cost of euro 5,999 million (euro 5,374 million at December 31, 2006). 35,423,925 treasury shares (40,114,000 at December 31, 2006) at a cost of euro 768 million (euro 839 million at December 31, 2006) were available for 2002-2005 and 2006-2008 stock option plans (34,521,125 shares) and 2003-2005 stock grant plans (902,800 shares).

The decrease of 4,690,075 shares consisted of the following:

Stock option	Stock grant	Total

Number of shares at December 31, 2006	38,240,400	1,873,600	40,114,000
Rights exercised	(3,028,200)	(966,000)	(3,994,200)
Rights cancelled	(691,075)	(4,800)	(695,875)
	(3,719,275)	(970,800)	(4,690,075)
Number of shares at December 31, 2007	34,521,125	902,800	35,423,925

At December 31, 2007, options and grants outstanding were 17,699,625 shares and 902,800 shares, respectively. Options refer to the 2002 stock plan for 107,500 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 281,400 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 1,124,000 shares with an exercise price of euro 16.576 per share, to the 2005 stock plan for 3,812,000 shares with an exercise price of euro 22.512 per share, to the 2006 stock plan for 6,467,775 shares with an weighted average exercise price of euro 23.119 per share and to the 2007 stock plan for 5,906,950 with an weighted average exercise price of euro 27.451 per share.

Information about commitments related to stock grant and stock option plans is included in Note 30 - Operating expenses.

Interim dividend
Interim dividend for the year 2007 amounted of euro 2,199 million corresponding to euro 0.60 per share, as decided by the Board of Directors on September 20, 2007 in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on October 25, 2007.

Distributable reserves
At December 31, 2007 Eni shareholders’ equity included distributable reserves for euro 34,000 million, a portion of which was subject to taxation upon distribution. Deferred tax liabilities have been recorded in relation to the share of profit recognized on equity-accounted affiliates and joint ventures (euro 32 million).

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(million euro)	2006	2007	Dec. 31, 2006	Dec. 31, 2007

As recorded in Eni SpA’s Financial Statements	5,821	6,600	26,935	28,926
Difference between the equity value of individual accounts of consolidated subsidiaries with respect to the corresponding carrying amount in the statutory accounts of the parent company	3,823	4,122	16,136	16,320
Consolidation adjustments:
- difference between cost and underlying value of equity	(52)	(1)	1,138	1,245
- elimination of tax adjustments and compliance with accounting policies	627	649	(1,435)	(1,235)
- elimination of unrealized intercompany profits	(237)	(435)	(2,907)	(3,383)
- deferred taxation	(195)	(97)	1,244	711
- other adjustments	36	(29)	88	283
	9,823	10,809	41,199	42,867
Minority interest	(606)	(798)	(2,170)	(2,439)
As recorded in Consolidated Financial Statements	9,217	10,011	39,029	40,428

28 Guarantees, commitments and risks

Guarantees
Guarantees were as follows:

Dec. 31, 2006	Dec. 31, 2007

(million euro)	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total

Consolidated subsidiaries		6,539	6,539		6,388	6,388
Unconsolidated entities controlled by Eni	3	294	297		150	150
Affiliates and joint ventures	5,682	1,735	7,417	5,896	1,099	6,995
Others	79	52	131	12	279	291
	5,764	8,620	14,384	5,908	7,916	13,824

Other guarantees issued on behalf of consolidated subsidiaries of euro 6,388 million (euro 6,539 million at December 31, 2006) primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 3,244 million (euro 3,467 million at December 31, 2006), of which euro 2,351 million related to the Engineering & Construction segment (euro 2,726 million at December 31, 2006); (ii) VAT recoverable from tax authorities for euro 1,286 million (euro 1,393 million at December 31, 2006); (iii) insurance risk for euro 259 million reinsured by Eni (euro 246 million at December 31, 2006). At December 31, 2007 the underlying commitment covered by such guarantees was euro 6,050 million (euro 6,160 million at December 31, 2006).

Other guarantees issued on behalf of unconsolidated subsidiaries of euro 150 million (euro 297 million at December 31, 2006) consisted of letters of patronage and other guarantees issued to commissioning entities relating to bid bonds and performance bonds for euro 144 million (euro 288 million at December 31, 2006). At December 31, 2007, the underlying commitment covered by such guarantees was euro 19 million (euro 204 million at December 31, 2006).

Unsecured guarantees and other guarantees issued on behalf of joint ventures and affiliated companies of euro 6,995 million (euro 7,417 million at December 31, 2006) primarily concerned: (i) an unsecured guarantee of euro 5,870 million (euro 5,654 million at December 31, 2006) given by Eni SpA to Treno Alta Velocità - TAV - SpA for the proper and timely completion of a project relating to the Milan-Bologna train link by CEPAV (Consorzio Eni per l’Alta Velocità) Uno; consortium members, excluding unconsolidated entities controlled by Eni, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 824 million (euro 1,214 million at December 31, 2006), of which euro 677 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financial institutions (euro 756 million at December 31, 2006); (iii) unsecured guarantees and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 119 million (euro 251 million at December 31, 2006).

At December 31, 2007, the underlying commitment covered by such guarantees was euro 1,562 million (euro 2,470 million at December 31, 2006).

Unsecured and other guarantees given on behalf of third parties of euro 291 million (euro 131 million at December 31, 2006) consisted primarily of: (i) guarantees issued on behalf of Gulf LNG Energy and Gulf LNG Pipeline and on behalf of Angola LNG Supply Service Llc (Eni 13.6%) as security against payment commitments of fees in connection with the regasification activity for euro 204 million; (ii) guarantees issued by Eni SpA to banks and other financial institutions in relation to loans and lines of credit for euro 20 million on behalf of minor investments or companies sold (euro 87 million at December 31, 2006). At December 31, 2007 the underlying commitment covered by such guarantees was euro 281 million (euro 121 million at December 31, 2006).

Commitments and contingencies
Commitments and contingencies were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Commitments
Purchase of assets	9
Other	207	200
	216	200
Risks	1,329	1,520
	1,545	1,720

Other commitments of euro 200 million (euro 207 million at December 31, 2006) were essentially related to a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest euro 177 million in the future, also on account of Shell Italia E&P SpA, in connection with Eni’s development plan of oil fields in Val d’Agri (euro 181 million at December 31, 2006).

Risks of euro 1,520 million (euro 1,329 million at December 31, 2006) primarily concerned potential risks associated with the value of assets of third parties under the custody of Eni for euro 1,126 million (euro 918 million at December 31, 2006) and contractual assurances given to acquirers of certain investments and businesses of Eni for euro 376 million (euro 393 million at December 31, 2006).

Risk factors
The main company risks identified, monitored and, as described below, managed by Eni are the following: (i) the market risk deriving from the exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s business activities may not be available; (iv) the country risk in oil & gas activities; (v) the operational risk; (vi) the possible evolution of the Italian gas market; (vii) the specific risks deriving from the exploration and production activities.

In 2007 Eni’s management reviewed and revised policies and guidelines regarding standards to identify, assess, control and manage market risks of significance to Eni. The purpose was to issue a reference book on policies to be handily consulted and updated as appropriate. In 2007 risk policies have been revised to take account of changes in the group’s organizational structure (following the merger with Enifin on January 1, 2007 and the establishment of Eni Trading & Shipping) as well as needs to further integrate risk management.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows. Eni’s market risk management activities is performed in accordance with standards prescribed by policies and guidelines mentioned above, providing for a centralized model of conducting finance, treasury and risk management operations based in three separate entities: the parent company’s (Eni SpA) finance department, Eni Coordination Center; Banque Eni subject to certain Bank regulatory restrictions preventing the group’s exposure to concentrations of credit risk.

Additionally, in 2007, Eni Trading & Shipping was established and has the mandate to manage and monitor solely commodity derivative contracts.

In particular Eni SpA and Eni Coordination Center manage subsidiaries’ financing requirements in and outside of Italy, respectively, covering borrowing requirements and employing available surpluses.

All the transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of trading certificates according to the European Union Emission Trading Scheme. The commodity risk is managed by each business unit with Eni Trading & Shipping ensuring the negotiation of hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity price fluctuations. Eni does not enter derivative transactions on a speculative basis. The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk are to be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates, pooling Group companies’ risk positions. Calculation and measurement techniques for interest rate and foreign currency exchange rate risks followed by Eni are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni’s group companies minimize such kinds of market risks.

With regard to commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at the optimization of core activities and the pursuing of preset targets of industrial margins. The maximum tolerable level of risk exposure is pre-defined in terms of value at risk in connection with trading and commercial activities, while the strategic risk exposure to commodity prices fluctuations – i.e. the impact on the Group’s business results deriving from changes in commodity price – is monitored in terms of value-at-risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve growth targets or ordinary asset portfolio management. The group controls commodity risk with a maximum value-at-risk limit authorized for each business unit. Hedging needs from business units are pooled by Eni Trading & Shipping which also manages its own risk exposure.

The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly in the U.S. dollar). In particular revenues and costs denominated in foreign currencies maybe significantly affected by fluctuations in exchange rates typically due to conversion differences on specific transactions arising from the time lag existing between the execution of a given transaction and the definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated commercial and financial payables and receivables (transaction risk). Exchange rate fluctuations affect the group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk).

Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa.

Eni’s foreign exchange risk management policy is to minimize economic and transaction exposures arising from foreign currency movements. Eni does not undertake any hedging activity for risks deriving from translation of foreign currency denominated profits or investments except for single transactions to be evaluated on a case-by-case basis.

Effective management of exchange rate risk is performed within Eni’s central finance departments which match opposite positions within Group companies, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized sources. Changes in fair value of those derivatives are normally recognized in the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VAR techniques are based on variance/covariance simulation models and monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in management’s plans. Borrowing requirements of the group’s companies are pooled by the group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits.

Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are valued at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of products and services sold. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa. Eni manages the exposure to commodity price risk by optimizing core activities in order to achieve stable margins. In order to manage commodity risk in connection with its trading and commercial activities, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are valued at fair value on the basis of market prices provided from specialized sources or absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized in the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.

The following table shows values in terms of value at risk, recorded during 2007 (compared with year 2006) referring to interest rate risk and exchange rate in the first section, and to commodity risk in the second section.

(Value-at-risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2006	2007

(million euro)	High	Low	Average	At period end	High	Low	Average	At period end

Interest rate	5.15	0.45	2.01	1.10	7.36	0.47	1.39	4.35
Exchange rate	2.02	0.02	0.24	0.21	1.25	0.03	0.21	0.43

(Value-at-risk - historic simulation method; holding period: 1 day; confidence level: 95%)

2006	2007

(million dollar)	High	Low	Average	At period end	High	Low	Average	At period end

Hydrocarbons	35.69	5.40	17.80	8.59	44.59	4.39	20.17	12.68
Gas & power	46.63	18.36	31.01	22.82	54.11	20.12	34.56	25.57

Credit risk
Credit risk is the potential exposure of the Group to losses that would be recognized if counterparties failed to perform or failed to pay amounts due. The maximum exposure to credit risk is given by the carrying amount of financial assets. The credit risk arising from the Group’s normal commercial operations is controlled by each operating unit within Group-approved procedures for evaluating the reliability and solvency of each counterparty, including receivable collection and the managing of commercial litigation. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques to quantify and monitor counterparty risk. In particular, credit risk exposure to large clients and multi-business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni’ s has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and its rating. Eni has never experienced material non-performance by any counterparty. As of December 31, 2006 and 2007, Eni has no significant exposure to concentrations of credit risk.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the group may not be available, or the group is unable to sell its assets in the marketplace as to be unable to meet short-term finance requirements and settle obligations causing material financial losses in the case the group is required to incur additional expenses to meet its obligations or under the worst of conditions a default. Eni manages liquidity risk by targeting an optimal ratio between equity and total debt consistent with management plans and business objectives, including prescribed limits in terms of maximum indebtedness rate and of minimum debt ratio between medium/long-term debt and total debt as well as between fixed rate debt and total medium/long-term debt. This enables Eni to maintain an appropriate level of liquidity and financial capacity as to minimize borrowing expenses and to achieve an optimal profile of composition and duration of indebtedness. The Group has access to a wide range of funding at competitive rates through the capital markets and banks and coordinates relationships with banks centrally. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.

Effective management of liquidity risk has the objective of ensuring both availability of adequate funding to meet short-term requirements and due obligations, and a sufficient level of flexibility in order to fund the development plans of the Group businesses, maintaining an adequate finance structure in terms of debt composition and maturity.

This implies the adoption of a strategy for pursuing an adequate structure of borrowing facilities (particularly availability of committed borrowings facilities) and the maintenance of cash reserves.

Undiscounted long-term debt by maturity date, comprehensive of the current portion and contractual interest payments at December 31, 2007, was as follows:

Maturity

(million euro)	2008	2009	2010	2011	2012	Thereafter	Total

Long-term debt including the current portion of long-term debt	1,342	1,606	1,884	786	4,514	5,253	15,385

Country risk
Substantial portions of Eni’s hydrocarbon reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American. At December 31, 2007, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2007, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Developments in the political framework, economic crisis and social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such countries, and to have access to oil and gas reserves. Further risks related to the activity undertaken in these countries, are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets relating to an important oil field in Venezuela which occurred in 2006, following the unilateral cancellation of the contract regulating oil activities in this field by the Venezuelan state oil company PDVSA; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 countries where it has invested or with regard to upstream projects evaluation where Eni is planning to invest, in order to assess returns of single projects based also on the evaluation of each country’s risk profile. Country risk is mitigated in accordance with guidelines on risk management defined in the procedure “Project risk assessment and management”.

Operational risk
Eni’s business activities conducted in and outside of Italy are subject to a broad range of legislation and regulations, including specific rules concerning oil and gas activities currently in force in countries in which it operates.

In particular, these laws and regulations require the acquisition of a license before exploratory drilling may commence and the compliance with health, safety and environment rules. These environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water.

In particular Eni is required to follow strict operating practices and standards to protect biodiversity when it conducts exploration, drilling and production activities in certain ecologically sensitive locations (protected areas).

Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations and the expenses and liabilities that Eni may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the group’s results of operations or financial position.

For this purpose, Eni adopted guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions.

The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity is performed through the adoption of procedures and effective pollution management systems tailored on the peculiarities of each business and industrial site and on steady enhancement of plants and process.

Additionally, coding activities and procedures on operating phases allow to reduce the human component in the plant risk management. Operating emergencies that may have an adverse impact on the assets, people and the environment are managed by the operating (business) units for each site. These units manage the HSE risk through a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that minimize damage in the event of an incident. In the case of a major crisis, Divisions/Entities are assisted by the Eni Crisis Unit to deal with the emergency through a team which has the necessary training and skills to coordinate in a timely and efficient manner resources and facilities.

The integrated management system on health, safety and environmental matters is supported by the adoption of Eni’s Model of HSE operations in all the Divisions and companies of Eni Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle, also subject to audits by internal and independent experts. Eni has major facilities certified to international environmental standards, such as ISO14001, OHSAS 18001 and EMAS particularly in the Petrochemicals and Refining & Marketing divisions.

Eni provides a program of specific training and development for HSE staff in order to:

•	promote the execution of behaviors consistent with guidelines;
•	drive people’s learning growth process by developing professionalism, management and corporate culture;
•	support management knowledge and control of HSE risks.

Possible evolution of the Italian gas market
Legislative Decree No. 164/2000 opened the Italian natural gas market to competition, impacting on Eni’s activities, as the company is engaged in all the phases of the natural gas chain. The opening to competition was achieved through the enactment of certain antitrust thresholds on volumes input into the national transport network and on volumes sold to final customers. These enabled new competitors to enter the Italian gas market, resulting in declining selling margins on gas. Other material aspects regarding the Italian gas sector regulation are the regulated access to natural gas infrastructure (transport backbones, storage fields, distribution networks and LNG terminals), and the circumstance that the Authority for Electricity and Gas is entrusted with certain powers in the matters of natural gas pricing and in establishing tariffs for the use of natural gas infrastructures. Particularly, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for supply of natural gas to residential and commercial users consuming less than 200,000 cubic meters per year (qualified as non eligible customers at December 31, 2002 as defined by Legislative Decree No. 164/2000) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the cost of fuels onto final consumers of natural gas. As a matter of fact, following a complex and lengthy administrative procedure started in 2004 and finalized in March 2007 with Resolution No. 79/2007, the Authority finally established a new indexation mechanism for updating the raw material cost component in supplies to residential and commercial users consuming less than 200,000 cubic meters per year, establishing, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred to residential and commercial users of natural gas in case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate wholesale supply contracts in order to take account of this new indexation mechanism.

In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. These contracts which contain take-or-pay clauses, will ensure total supply volumes of approximately 62.4 bcm/y of natural gas to Eni by 2010. Despite the fact that an increasing portion of natural gas volumes purchased under said contracts is planned to be sold outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new import infrastructure (backbone upgrading and new LNG terminals), and possible evolution of Italian regulatory framework, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts. Particularly, should natural gas demand in Italy grow at a lower pace than management expectations, also in view of expected developments in the supply of natural gas to Italy, Eni could face a further increase in competitive pressure on the Italian gas market resulting in a negative impact on its selling margins, taking account of Eni’s gas availability under take-or-pay supply contracts and execution risks in increasing its sales volumes in European markets.

Specific risks associated with the exploration and production of oil and natural gas
The exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its marketability, sanctioning a development project and building and commissioning related facilities. As a consequence, rates of return of such long-lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep water and hostile environments, where the majority of Eni’s planned and ongoing projects is located.

Managing sources of funds
Eni management makes use of the leverage as a financial measure to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. Leverage is a measure of the company’s level of indebtedness, calculated as the ratio between net borrowings and shareholders’ equity, including minority interests. In the medium term, management plans to target a level of leverage up to 0.4 which is intended to provide an efficient capital structure and the appropriate level of financial flexibility.

Other information about financial instruments
The book value of financial instruments and relevant economic effect for the year 2007 consisted of the following:

Finance income (expense) recognized in:

(million euro)	carrying amount	profit and loss account	equity

Held-for-trading financial instruments
Non-hedging derivatives (a)	217	78
Held-to-maturity financial instruments
Securities	21
Available-for-sale financial instruments
Securities (a)	433	39	(6)
Receivables and payables and other assets/liabilities valued at amortized cost
Trade and receivables and other (b)	19,606	(242)
Financing receivables (a)	2,276	112
Trade payables and other (c)	17,533	3
Financing payables (a)	19,830	(558)
Assets at fair value through profit or loss (fair value option)
Investments (a)	2,476	188
Net liabilities for hedging derivatives (a)	2,241	(52)	(2,237)

(a)	Gains or losses were recognized in the profit and loss account within "Finance income (expense)".
(b)	In the profit and loss account, impairments and losses on receivables were recognized within "Purchase, services and other" for euro 177 million whilst negative exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were recognized within "Finance income (expense)" for euro 6 million.
(c)	Positive exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were recognized in the profit and loss account within "Finance income (expense)".

Legal Proceedings

Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements. The following is a description of the most significant proceedings currently pending. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

1.1 Criminal proceedings

ENI SPA

(i)	Subsidence. The Court of Rovigo conducted investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration and extraction activities in the Ravenna and North Adriatic area both on land and in the sea. Eni appointed an independent and interdisciplinary scientific commission, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration and extraction activities, with the aim of verifying the magnitude and effects and any actions appropriate to reduce or to neutralize any subsidence phenomenon in the area. This commission produced a study which excludes the possibility of any risk to human health or damage to the environment. The study also states that worldwide there are no instances of accidents of harm to public safety caused by subsidence induced by hydrocarbon production. It also shows that Eni employs the most advanced techniques for monitoring, measuring and controlling the soil. This proceeding is in the first level hearing stage. The Veneto Region, other local bodies and two private entities have been acting as plaintiffs. Eni was admitted as a defendant. The Court decided that the proceeding must be heard by the Court of Ravenna.
(ii)	Alleged damage. In 2002, the public prosecutor of Gela commenced a criminal investigation to ascertain alleged damage caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (formerly EniChem SpA) and Raffineria di Gela SpA. The judge for the preliminary hearing dismissed the accusation of adulteration of food products, while the proceeding for the other allegations regarding pollution and environmental damage remains underway.
(iii)	Alleged negligent fire in the refinery of Gela. In June 2002, in connection with a fire at the refinery of Gela, a criminal investigation began concerning alleged negligent fire, environmental crimes and crimes against natural beauty. First degree proceedings ended with an acquittal sentence. In November 2007, the public prosecutors of Gela and of Caltanissetta filed an appeal against this decision.
(iv)	Investigation of the quality of ground water in the area of the refinery of Gela. In 2002, the public prosecutor of Gela commenced a criminal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. Eni is charged of having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials. The preliminary hearing phase was closed for one employee who would stand trial, while for the other plaintiffs the preliminary hearing phase is not yet completed.
(v)	Alleged negligent fire (Priolo). The public prosecutor of Siracusa commenced an investigation regarding certain Eni managers who were previously in charge of conducting operations at the Priolo refinery (Eni divested this asset in 2002) to ascertain whether they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. After preliminary investigations the public prosecutor requested the opening of a proceeding against the mentioned managers for negligent behavior.

ENIPOWER SPA

(i)	Alleged unauthorized waste management activities. In 2004, the public prosecutor of Rovigo commenced an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to the samples of soil used during the construction of the new EniPower power station in Mantova. The prosecutor requested the CEO of EniPower and the managing director of the Mantova plant at the time of the alleged crime to stand trial.
(ii)	Air emissions. The public prosecutor of Mantova commenced an investigation against two managers of the Mantova plant in connection with air emissions by the new power plant.

SYNDIAL SPA (FORMER ENICHEM SPA)

Criminal action commenced by the public prosecutor of Brindisi. In 2000, the public prosecutor of Brindisi commenced a criminal action against 68 persons who are employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation the public prosecutor asked for the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions, but the prosecutor confirmed the request to dismiss the case.

1.2 Civil and administrative proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)

(i)	Alleged pollution caused by the activity of the Mantova plant. In 1992, the Ministry of Environment summoned EniChem SpA (now Syndial SpA) and Edison SpA before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. Edison agreed on a settlement with the Ministry whereby Edison quantified compensation for environmental damage freeing from any obligation Syndial, which purchased the plant in 1989. Syndial failed to settle this dispute with the Ministry. The proceeding is still pending.
(ii)	Summon before the Court of Venice for environmental damages allegedly caused to the lagoon of Venice by the Porto Marghera plants. On December 13, 2002, EniChem SpA (now Syndial SpA), jointly with Ambiente SpA (now merged into Syndial SpA) and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages that were not quantified, allegedly caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous criminal proceedings against employees and managers of the defendants. EVC Italia and Ineos presented an action to be indemnified by Eni’s Group companies in case the alleged pollution is proved. The environmental damage is being assessed by an independent consultant.
(iii)	Claim of environmental damages, allegedly caused by industrial activities in the area of Crotone, commenced by the President of the Regional Council of Calabria. On April 14, 2003, the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, commenced an action against EniChem SpA (now Syndial SpA) with reference to environmental damages for approximately euro 129 million and damages for euro 250 million (plus interest and compensation) in connection with loss of income and damage to property allegedly caused by industrial activities in the area of Crotone. In addition, the Province of Crotone is acting as plaintiff, claiming damage for euro 300 million. With a decision in May 2007, the Court of Milan declared the invalidity of the power of proxy conferred to the Delegated Commissioner to act on behalf of the Calabria Region with the notice served to Syndial SpA and decided the liquidation of expenses born by the defendant. The Province of Crotone appealed this decision. The second instance court accepted this appeal and Syndial repealed this determination. On October 21, 2004, Syndial was convened before the Court of Milan by the Calabria Region which is seeking to obtain a condemnation of Syndial for a damage payment, should the office of the Delegated Commissioner for Environmental Emergency in the Calabria Region cease during this proceeding. The Calabria Region requested a damage payment amounting to euro 800 million as already requested by the Delegated Commissioner for Environmental Emergency in the Calabria Region in the proceeding commenced in 2003. This new proceeding is in the preliminary investigation stage. This proceeding was unified with the one opened by the Ministry of the Environment. In 2006, the Council of Ministers, Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan to obtain the ascertainment, quantification and payment of damage (in the form of land, air and water pollution and therefore of the general condition of the population) caused by the operations of Pertusola Sud SpA in the Municipality of Crotone and in surrounding municipalities. The local authorities requested the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same matter and damage claim as the proceedings commenced by the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region against Syndial in 2003 and 2004, respectively.
(iv)	Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore. A proceeding is pending before the Court of Turin by which the Minister of the Environment summoned Syndial SpA and requested environmental damage for euro 3,237 million as well as the additional expenditures needed for the reclamation and remediation of the site in relation to alleged DDT pollution at Lake Maggiore allegedly caused by the Pieve Vergonte plant. An independent consultant estimated the environmental damage and related reclamation expenditures to amount to euro 1,273 million. This estimate has been filed with the court. Syndial opposed this estimate. Parties are waiting for a final determination by the court. The Italian Ministry enacted a ministerial decree providing for the: (i) upgrading of a hydraulic barrier to protect the site; and (ii) presentation of a project for the environmental remediation of Lake Maggiore. The administrative court of Piemonte rejected Syndial’s opposition against the outlined environmental measures requested by the Ministry of the Environment. Syndial expects to repeal this decision.
(v)	Action commenced by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of environmental damage. The Municipality of Carrara commenced an action before the Court of Genova requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of certain environmental damage which cannot be cleaned up as well as further damages of various types (e.g. damage to the natural beauty of this site). This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry of the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. Syndial summoned Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who ran the plant in previous years, in order to be guaranteed. A report produced by an independent expert charged by the judge was filed with the Court. The findings of this report quantify the residual environmental damage at euro 15 million. With a sentence of March 2008, the Court of Genova rejected all claims made by the Municipality of Carrara.
(vi)	Ministry for the Environment Augusta harbor. The Italian Ministry for the Environment with various administrative acts ordered companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Polimeri Europa and Syndial. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. Polimeri Europa opposed said administrative actions, objecting in particular to the way in which remediation works have been designed and information on concentration of pollutants has been gathered. The Regional Administrative Court of Catania with its decision of July 2007 annulled the decision made by the Service Conference of the Ministry of the Environment concerning Priolo and the Augusta harbor. The Ministry and the municipalities of Augusta and Melilli filed a claim with an Administrative Court of the Sicily Region which accepted the claim. In January 2008 the Regional Court of Catania accepted two further claims on this matter, while the decision of the Administrative Court of Lazio is still pending.

2. Other judicial or arbitration proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)

(i)	Serfactoring: disposal of receivables. In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA and which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment on the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004; the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed this partial decision, requesting in particular the annulment of the first step judgment, the reimbursement of euro 180 million from Serfactoring along with the rejection of all its claims and the payment of all proceeding expenses. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura, decided on May 18, 2005 to suspend this determination until the publication of the decision of the court hearing the appeals. On argument, Serfactoring and Syndial requested that the final decision Court return the case to its original court. The Court of Cassation accepted the appeal and the return of the case to its original court.

ENI SPA

(i)	Fintermica. Fintermica presented a claim against Eni concerning the management of the Jacorossi joint venture with reference to an alleged abuse of key roles played by Eni SpA in the joint venture, thus damaging the other partner’s interest and the alleged dilatory behavior of Syndial in selling its interest in the joint venture to Fintermica. The parties decided to commence arbitration on the matter. The examining phase is ongoing and an independent assessment of this matter is being executed.

SNAMPROGETTI SPA

(i)	CEPAV Uno and CEPAV Due. Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA for the construction of two railway tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase). With regard to the project for the construction of the line from Milan to Bologna, an Addendum to the contract between CEPAV Uno and TAV was signed on June 27, 2003, redefining certain terms and conditions of the contract. Subsequently, the CEPAV Uno consortium requested a time extension for the completion of works and a claim amounting to euro 800 million. CEPAV Uno and TAV failed to solve this dispute amicably. CEPAV Uno opened an arbitration procedure as provided for under terms of the contract on April 27, 2006.
With regard to the project for the construction of a high-speed railway from Milan to Verona, in December 2004, CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by an Italian governmental authority (CIPE). As concerns the arbitration procedure requested by CEPAV Due against TAV for the recognition of costs incurred by the Consortium in the 1991-2000 ten-year period plus suffered damage, in January 2007, the arbitration committee determined the Consortium’s right to recover the costs incurred in connection with the design activities performed. A technical independent survey is underway to assess the amount of compensation to be awarded to the Consortium as requested by the arbitration committee. TAV appealed the arbitration committee’s determination. In April 2007, the Consortium filed with the second instance court of Rome an appeal against Law Decree No. 7 of December 31, 2007 revoking the concessions awarded to TAV which resulted in the annulment of arrangements signed between TAV and the Consortium to build the high-speed railway section from Milan to Verona. The European Court of Justice was requested to judge on this matter. In the meantime, TAV decided to not request the reimbursement of advances paid to the Consortium.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

3.1 Antitrust

ENI SPA

(i)	Abuse of dominant position of Snam alleged by the Italian Antitrust Authority. In March 1999, the Italian Antitrust Authority concluded its investigation started in 1997 and: (i) found that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam for euro 2 million; and (iii) ordered a review of the practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Authority did not appeal this decision. The decision on the merit of this dispute is still pending before the same Administrative Court.
(ii)	Formal assessment commenced by the Commission of the European Communities for the evaluation of alleged participation to activities limiting competition in the field of paraffin. On April 28, 2005, the Commission of the European Communities commenced a formal assessment to evaluate the alleged participation of Eni and its subsidiaries in activities limiting competition in the field of paraffin. The alleged violation of competition is for: (i) the determination of and increase in prices; (ii) the subdivision of customers; and (iii) exchange of trade secrets, such as production capacity and sales volumes. After, the Commission requested information on Eni’s activities in the field of paraffin and certain documentation acquired by the Commission during an inspection. Eni filed the requested information. This proceeding is at the preliminary investigation stage following the communication of a statement of objections by the European Commission. Eni accrued a provision against this proceeding. The final hearing was held in December 2007.

(iii)	Ascertainment by the European Commission of the level of competition in the European natural gas market. As part of its activities to ascertain the level of competition in the European natural gas market, with Decision No. C(2006)1920/1 of May 5, 2006, the European Commission informed Eni on May 16, 2006 that Eni and its subsidiaries were subject to an investigation under Article 20, paragraph 4 of the European Regulation No. 1/2003 of the Council in order to verify the possible existence of any business activities breaching European rules in terms of competition and intention to prevent access to the Italian natural gas wholesale market and to subdivide the market among a few operators in the activity of supply and transport of natural gas. Officials from the European Commission conducted inspections at the headquarters of Eni and of certain Eni subsidiaries and collected documents. Similar actions have been performed by the Commission also against the main operators in natural gas in Germany, France, Austria and Belgium. In April 2007, the European Commission made known its decision to start a further stage of inquiry, and stated that elements collected so far induced in the Commission the suspicion that Eni adopted behaviors leading to "capacity hoarding and strategic underinvestment in the transmission system leading to the foreclosure of competitors and harm to competition and customers in one or more supply markets in Italy". In the same document, the Commission states that "It is important to note that the initiation of proceedings does not imply that the Commission has conclusive proof of an infringement. It only signifies that the Commission will conduct an in-depth investigation of the case as a matter of priority".
(iv)	TTPC. In April 2006, Eni filed a claim before the Regional Administrative Court of Lazio against the decision of the Italian Antitrust Authority of February 15, 2006 stating that Eni’s behavior pertaining to implementations of plans for the upgrading of the TTPC pipeline for importing natural gas from Algeria represented an abuse of dominant position under Article 82 of the European Treaty and fined Eni. The initial fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition including the upgrade of the gasline. Eni accrued a provision with respect to this proceeding. With a decision filed on November 29, 2006, the Regional Administrative Court of Lazio partially accepted Eni’s claim, annulling such part of the Authority’s decision where the fine was quantified. Eni is waiting for the filing of the motivations of the Court decision to ascertain the impact of said decision. Pending this development, the payment of the fine has been voluntarily suspended. In 2007, the Regional Administrative Court of Lazio accepted in part Eni’s claim and cancelled the quantification of the fine based on the Antitrust Authority’s inadequate evaluation of the circumstances presented by Eni. Eni filed an appeal with the Council of State, as did the Antitrust Authority and TTPC. Pending the final outcome, Eni awaits for the determination of the amount of the fine to be paid.

POLIMERI EUROPA SPA AND SYNDIAL SPA

(i)	Inquiries in relation to alleged anti-competitive agreements in the area of elastomers. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the field of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. At present, proceedings are pending before the European Commission regarding the CR and NBR products. In March 2007, the Commission sent to Eni, Polimeri Europa and Syndial a statement of objections, thus opening the second phase of this proceeding. In December 2007, the European Commission dismissed Syndial’s position on CR and imposed on Eni and Polimeri a fine amounting to euro 132.160 million. The two companies have filed an appeal with the EU Court of First Instance against this decision and, at the same time, paid the fine in March 2008. Investigations relating to other elastomers products resulted in the ascertainment of Eni having infringed European competition laws in the field of synthetic rubber production (BR and ESBR). On November 29, 2006, the Commission fined Eni and its subsidiary Polimeri Europa for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance in February 2007. The Commission filed a counterappeal. Pending the outcome, Polimeri Europa presented a bank guarantee for euro 200 million and paid the residual amount of the fine. In August 2007, Eni submitted a request for a negative ascertainment with the Court of Milan aimed at proving the non-existence of alleged damages suffered by tire manufacturers. With regard to NBR, an inquiry is underway also in the U.S., where class actions have also been commenced. On the federal level, the class action was abandoned by the plaintiffs. However, the federal judge has yet to acknowledge this abandonment. With regard to other products under investigation in the U.S., settlements were reached with both relevant U.S. antitrust authorities and the plaintiffs acting through a class action. Eni recorded a provision for these matters.

3.2 Regulation

(i)	Inquiry of the Italian Authority for Electricity and Gas regarding information to clients about the right to pay amounts due for natural gas sales in installments. With Decision No. 228/2007, the

Italian Authority for Electricity and Gas commenced a formal inquiry regarding information to clients about the right to pay amounts due for the natural gas sales in installments in order to possibly put a stop to the alleged infringement of the clients’ rights and to impose a fine. In April 2008, the Authority concluded its inquiry and fined the Company by euro 3.2 million.
(ii)	Toscana Energia Clienti SpA. Eni’s subsidiary Toscana Energia Clienti started an action against a customer regarding alleged lack of measurement of gas consumption due to inability to access a measurement facility at the customer’s site, also in connection with the application of Resolution No. 229/2001 of the Italian Authority for Electricity and Gas. This customer has annual consumption in excess of 5,000 CM. The defendant has filed a counter-claim in relation to this proceeding. This proceeding is in a preliminary stage.

DISTRIBUDORA DE GAS CUYANA SA
Formal investigation of the agency entrusted with the regulations for the natural gas market in Argentina. Enargas started a formal investigation on some operators, among them Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company improperly applied conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. In April 2004 the company filed a defensive memorandum. On April 28, 2006, the company formally requested the acquisition of documents from Enargas in order to have access to the documents on which the allegations are based.

4. Tax Proceedings

ENI SPA
ICI Pineto. With a formal assessment presented by the Municipality of Pineto (Teramo) in December 1999, Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea which constitute territorial waters in front of the coast of Pineto. Eni was requested to pay a total of approximately euro 17 million including interest and a fine. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. However, the Court overturned both judgments, declaring that a municipality can consider requesting a tax on real estate in the sea facing its territory and with the decision of February 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the matters of the proceeding. On February 22, 2007 the Commission held the hearing, and the filing of the judgment is pending. On December 28, 2005, the Municipality of Pineto presented the same request for the same platforms for the years 1999 to 2004. The total amount requested from Eni is euro 24 million including interest and penalties. Eni filed a claim against this request which was accepted by the first degree judge with a decision of December 4, 2007.

AGIP KARACHAGANAK BV
Claims concerning unpaid taxes and relevant payment of interest and penalties. In July 2004, the relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, on the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of $43 million, net to Eni, and the anticipated offsetting of value added tax (VAT) credits for $140 million, net to Eni, as well as the payment of interest and penalties for a total of $128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to $26 million net to Eni that includes taxes, surcharges and interest. Meetings continue regarding the residual matters. Eni recorded a provision for this matter.

AGIP KCO NV
In December 2007 the Kazakh tax authority filed a notice of tax assessment for fiscal years 2004 to 2006 to Agip KCO, operator of the Kashagan contract. Allegedly unpaid taxes, including interest and penalties, amount to approximately $235 million net to Eni and relate to unpaid amounts and inapplicable deductions on value added tax and the default in applying certain withholding taxes on payments to foreign suppliers. The same notice also informs the companies which are parties to the Kashagan contract that further assessments are pending on undeductible costs for $188 million net to Eni and higher taxable income of Kazakh organizations for $48 million net to Eni. The company filed an appeal. Eni recorded a provision on this matters.

5. Court Inquiries

(i)	EniPower. In June 2004, the Milan Public Prosecutor commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. These inquiries were widely covered by the media. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the aforementioned situation and Eni’s CEO approved the creation of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to cooperate fully in every respect with the Court. From the inquiries performed, no default in the organization emerged, nor deficiency in internal control systems. External experts have performed inquiries with regard to certain specific aspects. In accordance with its transparency and firmness guidelines, Eni will take the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing.
(ii)	Trading. An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties to favor the closing of certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the public prosecutor of Rome notified Eni of two judicial measures for the seizure of documentation concerning Eni’s transactions with the said companies. Eni is acting as plaintiff in this proceeding. In spite of the fact that the Public Prosecutor filed a request for dismissing this proceeding, the judge for preliminary investigations ordered to start the penal action.
(iii)	TSKJ Consortium Investigations of the SEC and other Authorities. The U.S. Securities and Exchange Commission (SEC) is currently investigating alleged improper payments made by the TSKJ consortium to certain public officials in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. The TSKJ consortium is formed by Eni’s subsidiary Snamprogetti (Eni’s interest being 43.41%) with a 25% interest and, for the remaining part, by subsidiaries of Halliburton/KBR, Technip and JGC. Eni and its subsidiary Snamprogetti adhered to a request for voluntary collaboration notified by the SEC in June 2004. The SEC request aimed at obtaining information regarding the TSKJ consortium. Eni and Snamprogetti also adhered to other requests for voluntary collaboration made by other authorities which are currently investigating this matter.
(iv)	Gas Metering. On May 28, 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Courts of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian criminal law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, interalia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the commencement of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. The Group companies are cooperating with the Supervising Authorities in the investigations.
(v)	Agip KCO NV. In November 2007, the public prosecutor of Kazakhstan informed Agip KCO of the start of an inquiry for an alleged fraud in the award of a contract to the Overseas International Constructors GmbH in 2005.

6. Settled Proceedings

ENI SPA
Inquiry of the Italian Authority for Electricity and Gas regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. With Decision No. 37 of February 23, 2006, the Italian Authority for Electricity and Gas commenced an inquiry on the activities of natural gas selling companies, including Eni, in order to potentially impose a fine or an administrative sanction regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. For the 2004-2005 thermal year and for the period from October 1, 2005 to December 31, 2005, the Authority for Electricity and Gas supposed that given the weather of the period, the use of modulation storage capacity was featured by a higher volume of off takes with respect to the volume which would have been necessary to satisfy the commercial requirements for which the storage company entitled Eni to a priority in the conferral of storage capacity. According to the Authority for Electricity and Gas, such situation was in contrast with applicable regulation. With Decision No. 281/2006 of December 6, 2006, the Authority for Electricity and Gas closed said inquiry and fined Eni by euro 90 million of which euro 45 million pertaining to thermal year 2004-2005 and euro 45 million to thermal year 2005-2006 as a consequence of Eni having violated regulation in force pertaining to the priorities in the conferral of storage capacity. Eni settled the matter pertaining to thermal year 2004-2005 by paying a fractional amount of the fine imposed in accordance with Law No. 689/1981 and filed an appeal before the Regional Administrative Court of Lombardy requesting the annulment of the fine pertaining to thermal year 2005-2006. On June 19, 2007, the Regional Administrative Court of Lombardy ruled in favor of Eni and annulled that section of Decision No. 281/2006 of the Authority for Electricity and Gas imposing a fine on Eni for thermal year 2005-2006. Among other things, the Court’s ruling established that the elements collected by the Authority to fine Eni were lacking a sufficient degree of proof. The terms for appealing this decision on part of the Authority expired. Consequently this proceeding closed without any further liability for the Company. Unutilized provisions that were accrued for this proceeding in 2006 were reversed in 2007.

Inquiry of the Italian Antitrust Authority in relation to collusive mechanisms for the pricing of automotive fuels distributed on the retail market. With Decision of January 18, 2007, the Italian Antitrust Authority opened an inquiry to ascertain the existence of a possible agreement limit competition in the field of pricing of automotive fuels distributed on the retail market in Italy in violation of Article 81 of the EC Treaty. This inquiry concerns eight oil companies, including Eni. According to the Authority, said companies would have been putting in place collusive mechanisms intended to influence the pricing of automotive fuels distributed on the retail market by way of a continuing exchange of informative flows since 2004. In April 2007, Eni filed with the Italian Antitrust Authority a proposal of initiatives, based on certain rules established by the same Authority, enabling companies to reach the closure of a proceeding without sanctions or fines when they present counteractive measures designed to eliminate an infringing behavior. In December 2007, the Antitrust Authority approved the initiatives proposed by Eni and decided to close the inquiry without ascertaining any violation and imposing any fine. In particular, Eni is engaged in initiatives designed to contain and possibly reduce the retail prices of fuels in the hyper-self selling mode until they are in line with European averages. It also committed itself to pursue agreements with large chain stores.

STOCCAGGI GAS ITALIA SPA
Tariffs. With Decision No. 26 of February 27, 2002, the Italian Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period from April 1, 2002 to March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority for Electricity and Gas repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both decisions with the Regional Administrative Court of Lombardy requesting their cancellation. With a decision dated September 29, 2003, that court rejected the appeal presented by Stogit. Stogit filed an appeal to the Council of State against the sentence, which was rejected by the Council of State on January 6, 2006.

POLIMERI EUROPA SPA
Violation of environmental regulations on waste management. Before the Court of Gela a criminal action took place relating to the alleged violation of environmental regulations on waste management concerning the ACN plant and the disposal of FOK residue deriving from the steam cracking process. Defendants were found guilty and a damage payment in first instance to an environmental association acting as plaintiff was required to be made. The amount of said damage payment is immaterial. The sentence was passed to the Civil Court for the quantification of any further damage and claim. Eni appealed this sentence and was acquitted by the Court of Appeal of Caltanissetta for non-existence of the crime.

RAFFINERIA DI GELA SPA
Soil and sea pollution. In 1999, the public prosecutor of Gela commenced an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni’s Gela refinery. Three environmental organizations are acting as plaintiffs and have requested damage payment for euro 551 million. With a Decision of February 20, 2007, the Court of Gela dismissed these allegations.

SYNDIAL SPA
Summon for the ascertainment of responsibility in the pollution of soil of Paderno Dugnano. In 2004, Sitindustrie SpA, which in 1996 purchased a plant in Paderno Dugnano from Enirisorse (now merged into Syndial SpA), summoned Syndial SpA before the Court of Milan, requesting to establish the Syndial SpA’s responsibility in the alleged pollution of soil around the plant and to require it to pay environmental damage necessary for remediation. The Tribunal of Milan rejected the plaintiff’s request with a sentence released on June 10, 2006. The deadline to appeal the Tribunal sentence expired on November 1, 2007.

ENI SPA
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

Decree of the Lombardy Region. With a decree dated December 6, 2000, the Lombardy Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation was requested from the Ministry of Finance and Economy. With a Decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative Court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardy Region decided with Regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of taxes due before that date. The action for the recognition of such taxes bears a five-year term. Consequently, the exercise of such action has expired.

SNAM RETE GAS
Environmental tax of Sicilia Region upon the owners of primary pipelines. With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (e.g. pipelines operating at a maximum pressure of over 24 bar). Snam Rete Gas paid eight installments for a total of euro 86.1 million and suspended payments in December 2002 based on a decision of the Regional Administrative Court of Lombardy. At the same time, Snam Rete Gas promoted all actions required to protect its interests with Italian and European Authorities. On June 21, 2007, the European Court of Justice declared the regional law to be contrary to European rules and to the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria, under which certain products (including natural gas) imported from this country could not be subjected to customs or other duties. Following this ruling, the Sicilia Region cancelled the law introducing the tax with Regional Law No. 15 of August 21, 2007. With various the Regional Tax Commission and the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is contrary to European rules and condemned the Region to repay the cashed amounts. In its budget law for 2008, the Region accrued the necessary provisions for repaying Snam Rete Gas. On February 17, 2007 the Region and Snam Rete Gas signed an agreement that provides for the repayment in six annual installments starting from the first quarter of 2008. On March 1, 2008 Snam Rete Gas received the first payment.

ENI SPA

(i)	Inquiry of the Italian Antitrust Authority on jet fuel. With a Decision of December 9, 2004, the Italian Antitrust Authority commenced an inquiry on the distribution of jet fuel against six oil companies operating in Italy, including Eni and certain entities jointly controlled by said oil companies engaged in the storing and loading jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged restrictions to competition as said oil companies would agree to divide among themselves the supplies to airlines. On December 22, 2005, the Authority notified the preliminary results of the inquiry concerning: (i) information flows to said oil companies related to the functioning of the jointly-controlled entities engaging in the storage and uploading of jet fuel; (ii) barriers to the entrance of new competitors in the capital of such entities operating the activities of storing and loading; and (iii) the price of jet fuel which is deemed to be higher than on other European markets. On June 20, 2006, the Authority notified the final decision of this proceeding to Eni and fined Eni by an amount of euro 117 million. The Authority fined other oil companies involved in this matter. Eni filed an opposition against this decision before an administrative court and suspended the payment of this fine. On January 29, 2007, the Regional Administrative Court of Lazio accepted only partially the opposition made by Eni and annulled part of the decision of the Authority. In particular, a measure providing for the involved oil companies to cease their joint participation in the capital of the entities operating the activities of storing and loading jet fuel was annulled. Eni accrued a provision with respect to this proceeding. As a consequence of this decision, Eni paid a fine amounting to euro 117 million. Eni also decided to appoint independent directors in the boards of those joint ventures, replacing Eni managers acting as board members. Eni filed an appeal against this decision before an higher administrative court requesting for its rejection or a reduction of the fine.
(ii)	Inquiry commenced by the Italian Antitrust Authority concerning an alleged abuse of dominant position in the use of the total continuous regasification capacity of GNL. On November 18, 2005, the Italian Antitrust Authority notified Eni and its subsidiary GNL Italia of the opening of an inquiry, in accordance with Article 14 of Law No. 287/1990, concerning an alleged abuse of dominant position in the assignment and use of the total continuous regasification capacity of the Panigaglia terminal (owned by GNL Italia) during thermal years 2002-2003 and 2003-2004, as already reported by an inquiry of the Italian Authority for Electricity and Gas on the same matter. The Authority for Electricity and Gas concluded its inquiry by signaling the fact to the Antitrust Authority. In a later communication Eni was informed that the inquiry has been extended also to thermal year 2004-2005 and to Snam Rete Gas which is the parent company of GNL Italia SpA. On September 25, 2006, the Antitrust Authority sent Eni the findings of its inquiry. Eni then presented the Antitrust Authority certain commitments based on Article 14-ter of Law No. 287/1990. On November 23, 2006, the Antitrust Authority resolved to publish such commitments effective the following day. On March 9, 2007, the Antitrust Authority resolved to accept Eni’s commitments and to close the inquiry without charging or fining Eni. Eni is committed to perform a gas release amounting to 4 BCM in a two-year period, starting on October 1, 2007. Eni is implementing its obligations under the gas release agreement and providing timely information to the Antitrust Authority on this activity.
(iii)	Alleged intentional poisoning (Priolo). In March 2002, the public prosecutor of Siracusa commenced an investigation concerning the activity of the refinery of Priolo to ascertain whether infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area had occurred. In September 2007, the judge for the preliminary investigation filed a request to dismiss this proceeding.

Other risks and commitments
Parent company guarantees amounted to euro 11,110 million (euro 4,911 million at December 31, 2006) were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities, quantified on the basis of the capital expenditures to be incurred. The increase of euro 6,199 million primarily related to commitments that Agip Caspian Sea BV in Kazakhstan had entered into for euro 5,605 million.

Under the convention signed on October 15, 1991 by Treno Alta Velocità - TAV SpA and CEPAV (Consorzio Eni per l’Alta Velocità) Due, Eni committed to guarantee the execution of design and construction of the works assigned to the CEPAV Consortium (to which it is party) and guaranteed to TAV the correct and timely execution of all obligations indicated in the convention in a subsequent integration deed and in any further addendum or change or integration to the same. The regulation of CEPAV Due contains the same obligations and guarantees contained in the CEPAV Uno Agreement.

A commitment entered into by Eni USA Gas Marketing Llc on behalf of Cameron LNG for fulfilling certain obligations in connection with a regasification contract signed on August 1, 2005. This commitment is subject to a suspension clause and will come into force when the regasification service starts in a period included between October 1, 2008 and June 30, 2009 for an estimated total consideration of euro 226 million.

A commitment entered into by Eni USA Gas Marketing Llc on behalf of Gulf LNG Energy for the acquisition of unused regasification capacity (5.78 bcm/y) over a twenty-year period (2011-2031) for an estimated total consideration as high as $1,400 million equal to euro 951 million.

A commitment entered into by Eni USA Gas Marketing Llc on behalf of Angola LNG Supply Service for the acquisition of regasified gas at the Pascagoula plant in the United States that will come into force when the regasification service starts in a period included between 2011-2031.

Eni is liable for certain non-quantifiable risks related to contractual assurances given to acquirers of certain of Eni’s assets, including businesses and investments, against certain contingent liabilities deriving from tax, social security contributions, environmental issues and other matters applicable to periods during which such assets were operated by Eni. Eni believes such matters will not have a material adverse effect on the Company’s results of operations and liquidity.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and in some activities of the Gas & Power segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the production and development activities and it is entitled to the productions realized. In Product Sharing Agreement and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recover of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). With reference to natural gas storage in Italy, the activity is conducted on the basis of concessions with a duration that does not exceed a twenty year duration and it is granted by the Ministry of Productive Activities to persons that are consistent with legislation requirements and that can demonstrate to be able to conduct a storage program that meets the public interest in accordance with the laws. In the Gas & Power segment the gas distribution activity is primarily conducted on the basis of concessions granted by local public entities. At the expiry date of the concession, a compensation is paid, defined by using criteria of business appraisal, to the outgoing operator following the sale of its own gas distribution network. Service tariffs for distribution are defined on the basis of a method established by the Authority for Electricity and Gas. Legislative Decree No. 164/2000 provides the grant of distribution service exclusively by tender, with a maximum length of 12 years. In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, all non-removable assets are transferred to the grantor of the concession.

Environmental regulations
Risks associated with the footprint of Eni’s activities on the environment, health and safety are described in the risk section above, under the paragraph “Operational risks”. Regarding the environmental risk, management does not currently expect any material adverse effect upon Eni’s consolidated financial statements, taking account of ongoing remedial actions, existing insurance policies to cover environmental risks and the environmental risk provision accrued in the consolidated financial statements. However, management believes that it is possible that Eni may incur material losses and liabilities in future years in connection with environmental matters due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) new developments in environmental regulation; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
Legislative Decree No. 216 of April 4, 2006 implemented the Emission Trading Directive 2003/87/EC concerning greenhouse gas emissions and Directive 2004/101/EC concerning the use of carbon credits deriving from projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol. This European emission trading scheme has been in force since January 1, 2005, and on this matter, on February 24, 2006, the Ministry of the Environment published a decree defining emission permits for the 2005-2007 period. In particular, Eni was assigned permits corresponding to 65.6 million tonnes of carbon dioxide (of which 22.4 for 2005, 22.4 for 2006 and 20.8 for 2007) in addition to approximately 11.7 million of permits assigned with respect to new plants in the three-year period 2005-2007. Following the realization of projects for the reduction of emissions, in particular related to the cogeneration of electricity and steam through high efficiency combined cycles in refineries and petrochemical sites, emissions of carbon dioxide from Eni’s plants were lower than permits assigned in 2007. In 2007 emissions of carbon dioxide amounted to approximately 24 millions of tonnes.

29 Revenues
The following is a summary of the main components of "Revenues". For more information about changes in revenues, see “Item 5 – Operating and Financial Review and Prospects”.

Net sales from operations were as follows:

(million euro)	2005	2006	2007

Net sales from operations	73,679	85,957	87,103
Change in contract work in progress	49	148	153
	73,728	86,105	87,256

Net sales from operations were net of the following items:

(million euro)	2005	2006	2007

Excise taxes	14,140	13,762	13,292
Exchanges of oil sales (excluding excise taxes)	2,487	2,750	2,728
Services billed to joint venture partners	1,331	1,385	1,554
Sales to service station managers for sales billed to holders of credit card	1,326	1,453	1,480
Exchanges of other products	108	127	121
	19,392	19,477	19,175

Net sales from operations by business segment and geographic area of destination are presented in Note 35 - Information by business segment and geographic financial information.

Other income and revenues
Other income and revenues were as follows:

(million euro)	2005	2006	2007

Contract penalties and other trade revenues	114	61	181
Lease and rental income	102	98	95
Compensation for damages	89	40	87
Gains from sale of assets	71	100	66
Other proceeds (*)	422	484	398
	798	783	827

(*)	Each individual amount included herein does not exceed euro 25 million.

30 Operating expenses
The following is a summary of the main components of "Operating expenses". For more information about changes in operating expenses, see “Item 5 – Operating and Financial Review and Prospects”.

Purchases, services and other
Purchases, services and other included the following:

(million euro)	2005	2006	2007

Production costs - raw, ancillary and consumable materials and goods	35,318	44,661	44,884
Production costs - services	9,405	10,015	10,828
Operating leases and other	1,929	1,903	2,276
Net provisions for contingencies	1,643	767	591
Other expenses	1,100	1,089	1,095
	49,395	58,435	59,674
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(704)	(809)	(1,357)
- capitalized direct costs associated with self-constructed assets - intangible assets	(124)	(136)	(138)
	48,567	57,490	58,179

Production costs - services include brokerage fees for euro 37 million (euro 24 million and euro 39 million in 2005 and 2006, respectively).

Costs incurred in connection with research and development activity recognized in profit and loss amounted to euro 189 million (euro 202 million and euro 219 million in 2005 and 2006, respectively) as they do not meet the requirements to be capitalized.

The item "Operating leases and other" included operating leases for euro 1,081 million (euro 777 million and euro 860 million in 2005 and 2006, respectively) and royalties on hydrocarbons extracted for euro 772 million (euro 965 million and euro 823 million in 2005 and 2006, respectively). Future minimum lease payments expected to be paid under non-cancelable operating leases were as follows:

(million euro)	2005	2006	2007

To be paid within 1 year	363	594	588
Between 2 and 5 years	799	1,474	1,401
Beyond 5 years	418	762	942
	1,580	2,830	2,931

Operating leases primarily concerned time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of Eni to pay dividends, use assets or to take on new borrowings.

Increase of provisions for contingencies net of reversal of unutilized provisions amounted to euro 591 million (euro 1,643 million and euro 767 million in 2005 and 2006, respectively) and mainly regarded environmental risks for euro 327 million (euro 515 million and euro 248 million in 2005 and 2006, respectively), contract penalties and legal or administrative proceedings for euro 79 million (euro 336 million and euro 149 million in 2005 and 2006, respectively), and marketing initiatives awarding prizes to clients for euro 59 million (euro 50 million and euro 44 million in 2005 and 2006, respectively). More information is included in Note 22 - Provisions for contingencies.

Payroll and related costs
Payroll and related costs were as follows:

(million euro)	2005	2006	2007

Wages and salaries	2,484	2,630	2,906
Social security contributions	662	691	690
Cost related to defined benefits plans and defined contributions plans	126	230	161
Other costs	255	305	275
	3,527	3,856	4,032
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(143)	(161)	(184)
- capitalized direct costs associated with self-constructed assets - intangible assets	(33)	(45)	(48)
	3,351	3,650	3,800

Provisions for post-retirement benefits of euro 161 million included a gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities ("TFR") following the changes introduced by the Italian Budget Law for 2007 and related decrees (euro 83 million). More information is included in Note 23 - Provisions for employee benefits.

Average number of employees
The average number and break-down of employees by category of Eni’s subsidiaries were as follows:

(number)	2005	2006	2007

Senior managers	1,754	1,676	1,594
Junior managers	10,747	11,142	11,816
Employees	34,457	34,671	35,725
Workers	24,345	25,426	25,582
	71,303	72,915	74,717

The average number of employees was calculated as the average between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

Stock-based compensation
Stock-based compensation schemes are designed to improve motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code12, by linking compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value.

Stock grants
Stock grants schemes provide for granting treasury shares for no consideration to those managers who have achieved corporate and individual objectives. The Company used this scheme for the 2003, 2004 and 2005 years. Grants vest within 45 days after the end of the third year from the date of the engagement.

At December 31, 2007, 902,800 grants were outstanding for assigning an equal number of treasury shares with a nominal value of euro 1 per share. These grants regarded the 2003 plan for a total of 2,500 shares with a fair value of euro 11.20 per share, the 2004 plan for a total of 1,700 shares with a fair value of euro 14.57 per share and the 2005 plan for a total of 898,600 shares with a fair value of euro 20.08 per share.

Changes in the 2005, 2006 and 2007 stock grant plans consisted of the following:

2005	2006	2007

Number of shares	Market price (a) (euro)	Number of shares	Market price (a) (euro)	Number of shares	Market price (a) (euro)

Stock grants as of January 1	3,112,200	18.461	3,127,200	23.460	1,873,600	25.520
New rights granted	1,303,400	21.336
Rights exercised in the period	(1,273,500)	23.097	(1,236,400)	23.933	(966,000)	24.652
Rights cancelled in the period	(14,900)	22.390	(17,200)	23.338	(4,800)	26.972
Stock grants outstanding as of December 31	3,127,200	23.460	1,873,600	25.520	902,800	25.120
of which exercisable at December 31	38,700	23.460	156,700	25.520	68,100	25.120

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grant assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; and (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock at the beginning and end of the year is the price recorded at December 31.

Stock options
2002-2004 and 2005 plans
Stock options plans provide the right for the assignee to purchase treasury shares with a 1 to 1 ratio after the end of the third year from the date of the grant (vesting period) and for a maximum period of five years. The strike price was determined to be the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding the grant date or, from 2003 onwards, the average carrying amount of treasury shares as of the day preceding the assignment, if greater.

2006-2008 plan
The 2006-2008 stock option plan has introduced a performance condition for the exercise of the options. At the end of each three-year period (vesting period) from the assignment, the Board of Directors determines the percentage of exercisable options, from 0 to 100, in relation to the Total Shareholders’ Return (TSR) of Eni’s shares as benchmarked against the TSR delivered by a panel of the six largest international oil companies for market capitalization. Options can be exercised for a maximum period of three years. The strike price is calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignment.

The arithmetic average of such prices, weighted with the number of shares assigned, amounts to euro 23.119 and euro 27.451 per share for 2006 and 2007, respectively.

At December 31, 2007, 17,699,625 options were outstanding for the purchase of 17,699,625 ordinary shares.

(12)	Did not include listed subsidiaries, which have their own stock grant plans.

The break-down of outstanding options was the following:

  2002 stock plan for 107,500 shares with an exercise price of euro 15.216 per share;
  2003 stock plan for 281,400 shares with an exercise price of euro 13.743 per share;
  2004 stock plan for 1,124,000 shares with an exercise price of euro 16.576 per share;
  2005 stock plan for 3,812,000 shares with an exercise price of euro 22.512 per share;
  2006 stock plan for 6,467,775 shares with an exercise price of euro 23.119 per share;
  2007 stock plan for 5,906,950 shares with an exercise price of euro 27.451 per share.

At December 31, 2007 the weighted-average remaining contractual life of the plans at December 2002, 2003, 2004, 2005, 2006 and 2007 was 2 years and 7 months, 3 years and 7 months, 4 years and 7 months, 5 years and 7 months, 4 years and 7 months and 5 years and 7 months, respectively.

Changes of stock option plans in 2005, 2006 and 2007 consisted of the following:

2005	2006	2007

Number of shares	Weighted average (euro)	Market price (a) (euro)	Number of shares	Weighted average (euro)	Market price (a) (euro)	Number of shares	Weighted average (euro)	Market price (a) (euro)

Options as of January 1	11,789,000	15.111	18.461	13,379,600	17.705	23.460	15,290,400	21.022	25.520
New options granted	4,818,500	22.512	22.512	7,050,000	23.119	23.119	6,128,500	27.451	27.447
Options exercised in the period	(3,106,400)	15.364	22.485	(4,943,200)	15.111	23.511	(3,028,200)	16.906	25.338
Options cancelled in the period	(121,500)	16.530	23.100	(196,000)	19.119	23.797	(691,075)	24.346	24.790
Options outstanding as of December 31	13,379,600	17.705	23.460	15,290,400	21.022	25.520	17,699,625	23.822	25.120
of which exercisable at December 31	1,540,600	16.104	23.460	1,622,900	16.190	25.520	2,292,125	18.440	25.120

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grants assignment; (ii) the date in which the emission/transfer of the shares granted was recorded in the grantee’s securities account; and (iii) the date in which the unilateral termination of employment for rights was cancelled), weighted with the number of shares. Market price of stock at the beginning and end of the year is the price recorded at December 31.

The fair value of stock options granted during the years 2002, 2003, 2004 and 2005 was euro 5.39, euro 1.50, euro 2.01, euro 3.33 per share respectively. For 2006 and 2007 the weighted average was euro 2.89 and euro 2.98 per share, respectively. The fair value was determined by applying the following assumptions:

		2002	2003	2004	2005	2006	2007

Risk-free interest rate	(%)	3.5	3.2	3.2	2.5	4.0	4.7
Expected life	(years)	8	8	8	8	6	6
Expected volatility	(%)	43.0	22.0	19.0	21.0	16.8	16.3
Expected dividends	(%)	4.5	5.4	4.5	4.0	5.3	4.9

Costs of the year related to stock grant and stock option plans amounted to euro 27 million (euro 35 million and euro 20 million in 2005 and 2006, respectively).

Compensation of key management
Compensation of persons responsible for key positions in planning, direction and control functions of Eni Group, including executive and non-executive officers, general managers and managers with strategic responsibility (key management) amount to euro 15 million, euro 23 million and euro 25 million for 2005, 2006 and 2007 respectively, and consisted of the following:

(million euro)	2005	2006	2007

Wages and salaries	11	16	17
Post-employment benefits	1	1	1
Other long-term benefits		3	3
Indemnities due upon termination of employment	1
Stock grant/option	2	3	4
	15	23	25

Compensation of Directors and Statutory Auditors
Compensation of Directors amounted to euro 19.2 million, euro 8.7 million and euro 8.9 million for 2005, 2006 and 2007, respectively. Compensation of Statutory Auditors amounted to euro 0.785, euro 0.686 million and euro 0.678 million in 2005, 2006 and 2007, respectively. Compensation included emoluments and all other retributive and social security compensations due for the function of directors or statutory auditor assumed by Eni SpA or other companies included in the scope of consolidation, representing a cost for Eni.

Depreciation, depletion, amortization and impairments
Depreciation, depletion, amortization and impairments charges consisted of the following:

(million euro)	2005	2006	2007

Depreciation, depletion and amortization:
- tangible assets	4,576	4,821	5,031
- intangible assets	936	1,335	2,000
	5,512	6,156	7,031
Impairments:
- tangible assets	264	231	145
- intangible assets	8	54	62
	272	285	207
less:
- direct costs associated with self-constructed assets		(17)
- capitalized direct costs associated with self-constructed assets - tangible assets	(2)	(2)	(2)
- capitalized direct costs associated with self-constructed assets - intangible assets	(1)	(1)
	5,781	6,421	7,236

31 Finance income (expense)
Finance income (expense) consisted of the following:

(million euro)	2005	2006	2007

Income from equity instruments			188
Capitalized finance expense	159	116	180
Net income from financing receivables	95	130	112
Net income from securities	36	51	39
Interest on tax credits	17	17	31
Gain (loss) on derivative financial instruments	(386)	383	26
Exchange differences, net	169	(152)	(51)
Net interest due to banks	(38)	79	(80)
Net interest due to other financial institutions	(56)	(101)	(129)
Finance expense due to passage of time (accretion discount) (a)	(109)	(116)	(186)
Interest and other finance expense on ordinary bonds	(265)	(247)	(258)
Other finance income (expense), net	12	1	45
	(366)	161	(83)

(a)	The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

The fair value gain (loss) on derivative financial instruments consisted of the following:

(million euro)	2005	2006	2007

Derivatives on exchange rate	(85)	313	120
Derivatives on interest rate	(138)	61	35
Derivatives on commodities	(163)	9	(129)
	(386)	383	26

Net gain from derivatives of euro 26 million (euro 386 million of net loss and euro 383 million of net gain in 2005 and 2006, respectively) was primarily due to the recognition in the profit and loss account of the change in fair value of derivatives that cannot be qualified as hedging instruments under IFRS. In fact, since these derivatives are entered for amounts corresponding to the net exposure to exchange rate risk, interest rate risk or commodity risk, they cannot be referred to specific trade or financing transactions. The lack of these formal requirements in order to assess these derivatives as hedging instruments under IFRS provides also the recognition in profit or loss of negative exchange translation differences on assets and liabilities denominated in currencies other than functional currency, as these translation effects cannot be offset by changes in fair value of derivative contracts.

Losses on commodity derivatives amounted to euro 129 million, of which euro 52 million related to the ineffective portion of the negative change in fair value of cash flow hedging derivatives entered into by the Exploration & Production segment in order to hedge the exposure to variability in future cash flows expected in the 2008-2011 period deriving from marketing an amount of Eni’s hydrocarbon proved reserves equal to 2% of proved reserves as of December 31, 2006 in connection with the acquisition in 2007 of production, development and exploration upstream properties onshore Congo from the French company. Maurel & Prom and in the Gulf of Mexico from the U.S. company Dominion Resources. Further information is given in Note 20 - Other current liabilities and Note 25 - Other non-current liabilities.

Income from equity instruments of euro 188 million regarded the valuation at fair value of the 20% interest in OAO Gazprom Neft and the related call option granted by Eni to Gazprom (more information is included in Note 2 - Other financial assets held for trading or available for sale).

32 Income (expense) from investments

Share of profit (loss) of equity-accounted investments
Share of profit (loss) of equity-accounted investments consisted of the following:

(million euro)	2005	2006	2007

Share of profit of equity-accounted investments	770	887	906
Share of loss of equity-accounted investments	(33)	(36)	(135)
Decreases (increases) in the provision for losses on investments		(56)	2
	737	795	773

More information is provided in Note 12 - Equity-accounted investments.

Other gain (loss) from investments
Other gain (loss) from investments consisted of the following:

(million euro)	2005	2006	2007

Gains on disposals	179	25	301
Dividends	33	98	170
Losses on disposals	(8)	(7)	(1)
Other income (expense), net	(27)	(8)
	177	108	470

Gains on disposals of euro 301 million primarily related to the sale of Haldor Topsøe AS (euro 265 million) and Camom SA (euro 25 million). Gains on disposals for 2006 of euro 25 million primarily related to the sale of Fiorentina Gas SpA and Toscana Gas SpA (euro 16 million).

Gains on disposal for 2005 of euro 179 million primarily related to the sale of Italiana Petroli SpA (euro 132 million). Dividends of euro 170 million primarily related to Nigeria LNG Ltd (euro 131 million) and Saudi European Petrochemical Co - IBN ZAHR (euro 19 million).

33 Income tax expense
Income tax expense consisted of the following:

(million euro)	2005	2006	2007

Current taxes:
- Italian subsidiaries	1,872	2,007	2,380
- foreign subsidiaries of the Exploration & Production segment	5,116	6,740	6,695
- foreign subsidiaries	373	529	482
	7,361	9,276	9,557
less:
- tax credits on dividend distributions not offset with current tax payment	(34)
	7,327	9,276	9,557
Net deferred taxes:
- Italian subsidiaries	334	230	(582)
- foreign subsidiaries of the Exploration & Production segment	464	1,095	246
- foreign subsidiaries	3	(33)	(2)
	801	1,292	(338)
	8,128	10,568	9,219

Current income taxes of euro 2,380 million were in respect of Italian subsidiaries for Ires (euro 1,964 million) and Irap (euro 346 million) and of foreign taxes (euro 70 million).

The effective tax rate was 46% (46.8% and 51.8% in 2005 and 2006, respectively) compared with a statutory tax rate of 37.9% (38.1% and 37.9% in 2005 and 2006, respectively) and calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws. Statutory tax rates of Ires and Irap that were reduced to 27.5% and 3.9%, respectively are effective from January 1, 2008.

The difference between the statutory and effective tax rate was due to the following factors:

(%)	2005	2006	2007

Statutory tax rate	38.1	37.9	37.9
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	8.8	13.6	10.2
- changes in Italian statutory tax rate and adjustment of tax base of amortizable assets for Italian subsidiaries			(2.0)
- permanent differences and other adjustments	(0.1)	0.3	(0.1)
	8.7	13.9	8.1
	46.8	51.8	46.0

In 2007 the increase in the tax rate of foreign subsidiaries primarily related to a 15 percentage points increase in the Exploration & Production segment (12.7% and 17.2% in 2005 and 2006, respectively). In 2006 the increase in the tax rate of foreign subsidiaries relating the Exploration & Production segment (4.5 percentage points) mainly derived from the application of a windfall tax introduced by the Algerian government with effect starting from August 1, 2006 (1.6 percentage points) and a supplemental tax rate introduced by the government of the United Kingdom relating to the North Sea productions with effect starting from January 1, 2006 (1 percentage point).

The adjustment to deferred tax assets and liabilities for Italian subsidiaries were recognized in connection with certain amendments to the Italian tax regime enacted by the 2008 Budget Law. These included an option regarding the increase of the tax bases of certain tangible and other assets to their carrying amounts (euro 773 million) by paying a special tax (euro 325 million) and a lower statutory tax rate (Ires from 33% to 27.5%, Irap from 4.25% to 3.9%, euro 54 million) effective January 1, 2008.

In 2006 and 2005 permanent differences mainly arose from certain charges that are not deductible because taken in connection with risk provisions arising from proceedings against the Italian Antitrust and other regulatory Authorities (0.4 and 0.6 percentage points, respectively).

34 Earnings per share
Basic earnings per ordinary share are calculated by dividing net profit for the year attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the year, excluding treasury shares.

The average number of ordinary shares used for the calculation of the basic earnings per share outstanding at December 31, 2005, 2006 and 2007, was 3,758,519,603, 3,698,201,896 and 3,668,305,807 respectively.

Diluted earnings per share is calculated by dividing net profit for the year attributable to Eni’s shareholders by the weighted average number of shares fully-diluted which includes issued and outstanding shares during the year, excluding treasury shares and including the number of shares that could be issued potentially in connection with stock-based compensation plans.

The average number of shares fully diluted used in the calculation of diluted earnings was 3,763,375,140, 3,701,262,557 and 3,669,172,762 for the years ending December 31, 2005, 2006 and 2007 respectively.

Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

2005	2006	2007

Average number of shares used for the calculation of the basic earnings per share		3,758,519,603	3,698,201,896	3,668,305,807
Number of potential shares following stock grant plans		2,268,265	1,070,676	302,092
Number of potential shares following stock options plans		2,587,272	1,989,985	564,863
Average number of shares used for the calculation of the diluted earnings per share		3,763,375,140	3,701,262,557	3,669,172,762
Eni’s net profit	(million euro)	8,788	9,217	10,011
Basic earning per share	(euro per share)	2.34	2.49	2.73
Diluted earning per share	(euro per share)	2.34	2.49	2.73

35 Information by industry segment and geographic financial information

Information by industry segment13

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Elimination	Total

2005
Net sales from operations (a)	22,531	22,969	33,732	6,255	5,733	863	1,239
Less: intersegment sales	(14,761)	(572)	(1,092)	(683)	(925)	(546)	(1,015)
Net sales to customers	7,770	22,397	32,640	5,572	4,808	317	224		73,728
Operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Provisions for contingencies	50	703	420	47	32	284	107		1,643
Depreciation, amortization and writedowns	4,101	685	467	147	180	91	114	(4)	5,781
Share of profit (loss) of equity-accounted investments	14	359	221	3	140				737
Identifiable assets (b)	29,010	21,928	11,787	2,905	5,248	438	1,523	(534)	72,305
Unallocated assets									11,545
Equity-accounted investments	292	2,155	936	19	457	31			3,890
Identifiable liabilities (c)	6,785	5,097	4,542	702	3,204	2,070	2,131		24,531
Unallocated liabilities									20,102
Capital expenditures	4,965	1,152	656	112	349	48	132		7,414
2006
Net sales from operations (a)	27,173	28,368	38,210	6,823	6,979	823	1,174
Less: intersegment sales	(18,445)	(751)	(1,300)	(667)	(771)	(520)	(991)
Net sales to customers	8,728	27,617	36,910	6,156	6,208	303	183		86,105
Operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Provisions for contingencies	153	197	264	30	(13)	236	(100)		767
Depreciation, amortization and writedowns	4,776	738	447	174	196	28	71	(9)	6,421
Share of profit (loss) of equity-accounted investments	28	509	194	2	66	(4)			795
Identifiable assets (b)	29,720	23,500	11,359	2,984	6,362	344	1,023	(666)	74,626
Unallocated assets									13,686
Investments accounted for using the equity method	258	2,214	874	11	483	46			3,886
Identifiable liabilities (c)	9,119	5,284	4,712	806	3,869	1,940	1,619		27,349
Unallocated liabilities									19,764
Capital expenditures	5,203	1,174	645	99	591	72	88	(39)	7,833
2007
Net sales from operations (a)	27,278	27,633	36,401	6,934	8,678	205	1,313
Less: intersegment sales	(16,475)	(760)	(1,276)	(363)	(1,182)	(31)	(1,099)
Net sales to customers	10,803	26,873	35,125	6,571	7,496	174	214		87,256
Operating profit	13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Provisions for contingencies	5	37	256	15	11	264	3		591
Depreciation, amortization and writedowns	5,626	687	491	116	248	10	68	(10)	7,236
Share of profit (loss) of equity-accounted investments	23	449	216		79	6			773
Identifiable assets (b)	33,435	24,530	13,767	3,427	8,017	275	854	(692)	83,613
Unallocated assets									17,847
Equity-accounted investments	1,926	2,152	1,267	15	230	49			5,639
Identifiable liabilities (c)	11,480	5,390	5,420	939	4,349	1,827	1,380		30,785
Unallocated liabilities									27,808
Capital expenditures	6,625	1,366	979	145	1,410	59	108	(99)	10,593

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly associated with the generation of operating profit.
(c)	Includes liabilities directly associated with the generation of operating profit.

(13)	Operating profit (loss) by industry segment for 2005 has been reclassified on the basis of the new subdivision within segments. This reclassification concerns the Exploration & Production, Other activities and Corporate and financial companies segments.

Inter-segment sales were conducted on an arm’s length basis.

Geographic financial information

Assets and investments by geographic area of origin

(million euro)	Italy	Other EU	Rest of Europe	Americas	Asia	Africa	Other areas	Total

2005
Identifiable assets (a)	38,229	8,768	3,085	2,670	5,864	13,445	244	72,305
Capital expenditures	2,442	545	415	507	1,181	2,233	91	7,414
2006
Identifiable assets (a)	37,339	10,037	3,200	2,987	6,341	14,190	532	74,626
Capital expenditures	2,529	713	436	572	1,032	2,419	132	7,833
2007
Identifiable assets (a)	39,742	11,071	3,917	6,260	6,733	15,368	522	83,613
Capital expenditures	3,246	1,246	469	1,004	1,253	3,152	223	10,593

(a)	Includes assets directly related to the generation of operating profit.

Sales from operations by geographic area of destination

(million euro)	2005	2006	2007

Italy	32,846	36,343	37,346
Other European Union	19,601	23,949	23,074
Rest of Europe	5,123	6,975	5,507
Americas	6,103	6,250	6,447
Asia	4,399	5,595	5,840
Africa	5,259	5,949	8,010
Other areas	397	1,044	1,032
	73,728	86,105	87,256

36 Transactions with related parties
In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with joint ventures, affiliated companies and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government. All such transactions are mainly conducted on an arm’s length basis on behalf of Eni companies.

The following is a description of trade and financing transactions with related parties.

Trade and other transactions
Trade and other transactions in the 2005 consisted of the following:

(million euro)	Dec. 31, 2005	2005

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliates
ASG Scarl	13	66	72		173		6
Azienda Energia e Servizi Torino SpA	2	24			56		2
Bayernoil Raffineriegesellshaft mbH		49	1		814
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10					172
Blue Stream Pipeline Co BV	45	12			177		4
Bronberger & Kessler Und Gilg & Schweiger GmbH	12					207
Cam Petroli Srl	85					593
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	105	107	4,894				411
Eni Oil Co Ltd		84			50
Fox Energy SpA	22			4		240
Gruppo Distribuzione Petroli Srl	22					89
Karachaganak Petroleum Operating BV	13	46		6	99		4
Mellitah Gas BV (ex Eni Gas BV)	16	149			47
Mangrove Gas Netherlands BV			55
Modena Scarl	2	12	61		56	1	1
Petrobel Belayim Petroleum Co		138			248
Promgas SpA	44	45		307		355
Raffineria di Milazzo ScpA	10	10			204	94
Rodano Consortile Scarl	2	20			80		2
RPCO Enterprises Ltd			55
Supermetanol CA		8		65
Super Octanos CA	1	14		265
Toscana Energia Clienti SpA	46					118
Trans Austria Gasleitung GmbH	43	55		43	143		47
Transitgas AG		7			64
Transmediterranean Pipeline Co Ltd		4			88		1
Unión Fenosa Gas SA	4	4	62	79		16	2
Other (*)	101	86	112	69	157	147	67
	598	940	5,312	838	2,456	2,032	547
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	4	152		5	19		28
Eni BTC Ltd			165
Other (*)	44	48	8	1	31	15	9
	48	200	173	6	50	15	37
	646	1,140	5,485	844	2,506	2,047	584
Entities owned or controlled by the Government
Alitalia	20					276
Enel	187	5		12	10	1,180	333
Other (*)	20	19			57	103	12
	227	24		12	67	1,559	345
	873	1,164	5,485	856	2,573	3,606	929

(*)	Each individual amount included herein does not exceed euro 50 million.

Trade and other transactions for the year 2006 consisted of the following:

(million euro)	Dec. 31, 2006	2006

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliates
ASG Scarl	7	40	80		88	1	1
Azienda Energia e Servizi Torino SpA	1	22			64	1	1
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10					96
Blue Stream Pipeline Co BV	34	19			193		1
Bronberger & Kessler Und Gilg & Schweiger GmbH	11					113
Cam Petroli Srl	103					310
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	87	87	5,654	16	2		304
Charville - Consultores e Serviços Lda	7		85			4	11
Eni Oil Co Ltd	5	96			59
Fox Energy SpA	35					125
Gasversorgung Süddeutschland GmbH	14				1	123	19
Gruppo Distribuzione Petroli Srl	19					54
Karachaganak Petroleum Operating BV	23	70		29	129		7
Mangrove Gas Netherlands BV		1	52
Mellitah Gas BV (ex Eni Gas BV)	28	90		7	72	8	2
Petrobel Belayim Petroleum Co		3			181
Promgas SpA	44	39		375		419
Raffineria di Milazzo ScpA	9	12			237	109
Rodano Consortile Scarl	3	14			54		1
RPCO Enterprises Ltd	13		104				12
Supermetanol CA		13		91
Super Octanos CA		13		257
Trans Austria Gasleitung GmbH	7	78		53	138		56
Transitgas AG		8			64
Transmediterranean Pipeline Co Ltd		7			80
Unión Fenosa Gas SA	1	7	61	93	7
Other (*)	72	169	168	75	188	119	66
	533	788	6,204	996	1,557	1,482	481
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	27	132		18	16		57
Eni BTC Ltd			185
Eni Timor Leste SpA			102
Other (*)	20	30	8	1	4	8	4
	47	162	295	19	20	8	61
	580	950	6,499	1,015	1,577	1,490	542
Entities owned or controlled by the Government
Alitalia	12					354
Enel	162	42		47	33	1,068	383
Other (*)	42	29		4	44	136	1
	216	71		51	77	1,558	384
	796	1,021	6,499	1,066	1,654	3,048	926

(*)	Each individual amount included herein does not exceed euro 50 million.

Trade and other transactions in 2007 consisted of the following:

(million euro)	Dec. 31, 2007	2007

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliates
ASG Scarl	6	43	121		108		3
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	11					86
Blue Stream Pipeline Co BV	19				183		1
Bronberger & Kessler und Gill & Schweiger GmbH	18					106
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	84	70	5,870				263
CEPAV (Consorzio Eni per l’Alta Velocità) Due	1	1	64		1		1
Eni Oil Co Ltd	7	60			141	1
Fox Energy Srl	49					139
Gasversorgung Süddeutschland GmbH	54					195	4
Gruppo Distribuzione Petroli Srl	26					50
Karachaganak Petroleum Operating BV	43	102		24	301		7
Mellitah Gas BV	10	137			105	1	6
OOO "EniNeftegaz"	215						1
Petrobel Belayim Petroleum Co		60			211
Raffineria di Milazzo ScpA	17	21			245	118	5
Supermetanol CA		11		78			1
Super Octanos CA		18		201			1
Trans Austria Gasleitung GmbH	6	80		43	147		47
Transitgas AG		8			64
Transmediterranean Pipeline Co Ltd		6			70		1
Unión Fenosa Gas SA	1		61			193
Other (*)	120	127	56	76	374	122	118
	687	744	6,172	422	1,950	1,011	459
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	49	111		11	534		52
Eni BTC Ltd			138				1
Other (*)	23	8	11	2	18	5	18
	72	119	149	13	552	5	71
	759	863	6,321	435	2,502	1,016	530
Entities owned or controlled by the Government
Alitalia	4					363	1
Enel	384	8			245	894	408
GSE - Gestore Servizi Elettrici	124	63		239	37	870	7
Terna SpA	19	69		106	105		31
Other (*)	45	79		19	89	75	3
	576	219		364	476	2,202	450
	1,335	1,082	6,321	799	2,978	3,218	980

(*)	Each individual amount included herein does not exceed euro 50 million.

Certain engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors. Relevant transactions which were executed on an arm's length basis amounted to approximately euro 18 million, euro 13 million and euro 18 million in 2005, 2006 and 2007, respectively.

Most significant transactions concerned:

  transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with ASG Scarl, CEPAV (Consorzio Eni per l’Alta Velocità) Uno, and related guarantees;
  supply of oil products to Bernhard Rosa Inh. Ingerborg Plöchinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH, Fox Energy Srl, Gruppo Distribuzione Petroli Srl and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;
  acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV, Trans Austria Gasleitung GmbH and Transitgas AG;
  guarantees issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due in relation to contractual commitments related to the execution of project planning and realization;

  provision of specialized services in upstream activities and payables for investment activities from Agip Kazakhstan North Caspian Operating Co NV, Mellitah Gas BV, Eni Oil Co Ltd, Karachaganak Petroleum Operating BV and Petrobel Belayim Petroleum Co; services are invoiced on the basis of incurred costs;
  receivable for dividends from OOO “EniNeftegaz”;
  sale of natural gas with Gasversorgung Süddeutschland GmbH;
  acquisition of refining services from Raffineria di Milazzo ScpA in relation to incurred costs;
  acquisition of petrochemical products from Supermetanol CA and Super Octanos CA on the basis of prices referred to the quotations on international markets of the main products;
  acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs which ensure a return on invested capital;
  performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
  guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
  sale of oil products with Alitalia;
  sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity and the acquisition of electricity transmission service with Enel;
  sale and purchase of electricity with GSE - Gestore Servizi Elettrici;
  sale and purchase of electricity and the acquisition of domestic electricity transmission service jointly with Terna SpA.

Financing transactions
Financing transactions in 2005 were as follows:

(million euro)	Dec. 31, 2005	2005

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliates
Blue Stream Pipeline Co BV		15	887
Raffineria di Milazzo ScpA			72
Spanish Egyptian Gas Co SAE			360
Trans Austria Gasleitung GmbH	386				12
Transmediterranean Pipeline Co Ltd	190				11
Other (*)	74	125	81	27	47
	650	140	1,400	27	70
Unconsolidated entities controlled by Eni
Other (*)	79	30	34	1	2
	79	30	34	1	2
	729	170	1,434	28	72

(*)	Each individual amount included herein does not exceed euro 50 million.

Financing transactions in 2006 were as follows:

(million euro)	Dec. 31, 2006	2006

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliates
Blue Stream Pipeline Co BV		3	794	4	26
Raffineria di Milazzo ScpA			57
Spanish Egyptian Gas Co SAE			323		6
Trans Austria Gasleitung GmbH	41
Transmediterranean Pipeline Co Ltd	147				11
Other (*)	88	81	39	13	11
	276	84	1,213	17	54
Unconsolidated entities controlled by Eni
Other (*)	95	25	2	1	4
	95	25	2	1	4
	371	109	1,215	18	58

(*)	Each individual amount included herein does not exceed euro 50 million.

Financing transactions in 2007 were as follows:

(million euro)	Dec. 31, 2007	2007

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliates
Blue Stream Pipeline Co BV		1	711		20
Raffineria di Milazzo ScpA			60
Trans Austria Gasleitung GmbH	65				3
Transmediterranean Pipeline Co Ltd	97				9
Other (*)	108	120	52	19	11
	270	121	823	19	43
Unconsolidated entities controlled by Eni
Other (*)	114	26	1	1	6
	114	26	1	1	6
Entities owned or controlled by the Government
Other (*)				39	49
				39	49
	384	147	824	59	98

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions in 2007 included:

  bank debt guarantee issued on behalf of Blue Stream Pipeline Co BV and cash deposit at Eni’s financial companies;
  bank debt guarantee issued on behalf of Raffineria di Milazzo ScpA;
  the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

Impact of transactions and positions with related parties on the balance sheet, net profit and cash flows
The impact of transactions and positions with related parties on the balance sheet, net profit and cash flows consisted of the following:

Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	17,902	1,344	7.51	18,799	1,027	5.46	20,676	1,616	7.82
Other current assets	369			855	4	0.47	1,080
Other non-current financial assets	1,050	258	24.57	805	136	16.89	923	87	9.43
Other non-current assets	995			994			1,110	16	1.44
Current financial liabilities	4,612	152	3.30	3,400	92	2.71	7,763	131	1.69
Trade and other payables	13,095	1,164	8.89	15,995	961	6.01	17,116	1,021	5.97
Other liabilities	613			634	4	0.63	1,556	4	0.26
Long-term debt and current portion of long-term debt	8,386	18	0.21	8,299	17	0.20	12,067	16	0.13
Other non-current liabilities	897			418	56	13.40	2,031	57	2.81

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

2005	2006	2007

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	73,728	4,535	6.15	86,105	3,974	4.62	87,256	4,198	4.81
Purchases, services and other	48,567	3,429	7.06	57,490	2,720	4.73	58,179	3,777	6.49
Financial income	3,131	72	2.30	4,132	58	1.40	4,600	98	2.13
Financial expense	3,497	28	0.80	3,971	18	0.45	4,683	59	1.26

Transactions with related parties concerned the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.

Main cash flows with related parties were as follows:

(million euro)	2005	2006	2007

Revenues and other income	4,535	3,974	4,198
Costs and other expenses	(3,429)	(2,720)	(3,777)
Net change in trade and other receivables and liabilities	(221)	162	(492)
Dividends and net interests	345	790	620
Net cash provided from operating activities	1,230	2,206	549
Capital expenditures in tangible and intangible assets	(474)	(733)	(779)
Investments	(30)	(20)	8
Change in accounts payable in relation to investments	342	(276)	(8)
Change in financial receivables	2	343	(43)
Net cash used in investing activities	(160)	(686)	(822)
Change in financial liabilities	23	(57)	20
Net cash used in financing activities	23	(57)	20
Total financial flows to related parties	1,093	1,463	(253)

The impact of cash flows with related parties consisted of the following:

2005	2006	2007

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	14,936	1,230	8.24	17,001	2,206	12.98	15,517	549	3.54
Cash used in investing activities	(6,815)	(160)	2.35	(7,051)	(686)	9.73	(20,097)	(822)	4.09
Cash used in financing activities	(7,824)	23		(7,097)	(57)	0.80	2,909	20	0.69

37 Significant non-recurring events and operations
Non-recurring income (charges) consisted of the following:

(million euro)	2005	2006	2007

Curtailment of post-retirement benefits for Italian employees			83
Risk provisions for proceedings against Antitrust authorities	(290)	(184)	(130)
Risk provisions for proceedings against the Italian Authority for Electricity and Gas		(55)	39
	(290)	(239)	(8)

Non-recurring income related to a gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities (“TFR”) following the changes introduced by Italian Budget Law for 2007 and related decrees (euro 83 million), more information is provided in the Note 23 - Provisions for employee benefits.

Non recurring charges concerned risk provisions related to ongoing antitrust proceedings against the European Antitrust authorities (euro 130 million) in the fields of paraffin and elastomers. The euro 39 million gain relating to proceeding before the Italian Authority for Electricity and Gas mainly related to the annulment of a fine imposed in 2006 for the allegedly improper use of storage capacity in the Italian natural gas sector (euro 45 million).

In 2006 a risk provision was made in connection with a proceeding against the Italian Antitrust authority regarding the field of supplies of jet fuel (euro 109 million). In addition a risk provision was made for an inquiry before the European Antitrust authorities in the field of elastomers (euro 75 million). In 2006 certain fines were imposed by the Authority for Electricity and Gas regarding an inquiry relating to the use of storage capacity in thermal year 2006-2007 (euro 45 million) and an inquiry relating to an information requirement on natural gas supplying prices (euro 10 million).

In 2005 a risk provision was made in connection with a proceeding against the Italian Antitrust authority relating to an abuse of dominant position in the natural gas sector.

More information on these proceedings is included in Note 28 - Guarantees, commitments and risks - Legal Proceedings.

38 Positions or transactions deriving from atypical and/or unusual operations
In 2005, 2006 and in 2007 no transactions deriving from atypical and/or unusual operations were reported.

39 Supplementary oil and gas information (unaudited)
The following information pursuant to “International Financial Reporting Standards” (IFRS) is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil & Gas Producing Activities”. Amounts related to minority interest are not significant.

Capitalized costs
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consisted of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and affiliates (2)

December 31, 2006
Proved mineral interests	10,267	8,273	8,004	8,333	1,570	6,447	42,894	427
Unproved mineral interests	33	143	402	382	39	964	1,963	35
Support equipment and facilities	276	1,238	451	33	37	60	2,095	8
Incomplete wells and other	582	399	612	110	1,342	564	3,609	31
Gross capitalized costs	11,158	10,053	9,469	8,858	2,988	8,035	50,561	501
Accumulated depreciation, depletion and amortization	(6,958)	(4,738)	(5,231)	(5,185)	(413)	(4,387)	(26,912)	(300)
Net capitalized costs (a) (b)	4,200	5,315	4,238	3,673	2,575	3,648	23,649	201
December 31, 2007
Proved mineral interests	10,571	8,118	8,506	8,672	1,447	7,718	45,032	790
Unproved mineral interests	32	120	1,030	330	35	2,582	4,129	1,089
Support equipment and facilities	279	1,125	443	16	41	59	1,963	10
Incomplete wells and other	726	562	1,078	75	1,852	808	5,101	112
Gross capitalized costs	11,608	9,925	11,057	9,093	3,375	11,167	56,225	2,001
Accumulated depreciation, depletion and amortization	(7,440)	(4,960)	(5,340)	(5,670)	(445)	(4,909)	(28,764)	(345)
Net capitalized costs (a) (b)	4,168	4,965	5,717	3,423	2,930	6,258	27,461	1,656

(a)	The amounts included net capitalized financial charges totaling euro 420 million in 2006 and euro 441 million in 2007.
(b)	The amounts did not include costs associated with exploration activities which were capitalized in order to reflect their investment nature and amortized in full when incurred. The “Successful Effort Method” application would have led to an increase in net capitalized costs of euro 2,179 million in 2006 and euro 2,547 million in 2007 for the consolidated companies and of euro 24 million in 2006 and euro 94 million in 2007 for joint ventures affiliates.
(1)	Eni’s capitalized costs of the Kashagan field were determined based on Eni share of 18.52%.
(2)	The amounts of joint ventures and affiliates as at December 31, 2007 included 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

Costs incurred
Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Costs incurred by geographical area consisted of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and affiliates (2)

2005
Proved property acquisitions	19		16		88	11	134
Unproved property acquisitions	13		44		42	57	156
Exploration	45	153	75	127	15	249	664	18
Development (a)	644	960	910	522	646	745	4,427	31
Total costs incurred	721	1,113	1,045	649	791	1,062	5,381	49
2006
Proved property acquisitions	139	10					149
Unproved property acquisitions						3	3
Exploration	128	270	471	174	25	280	1,348	26
Development (a)	1,120	892	956	478	595	766	4,807	31
Total costs incurred	1,387	1,172	1,427	652	620	1,049	6,307	57
2007
Proved property acquisitions (b1)		11	451			1,395	1,857	187
Unproved property acquisitions (b2)			510			1,417	1,927	1,086
Exploration (b3)	104	380	298	193	36	1,181	2,192	42
Development (a) (b4)	320	1,047	1,425	518	744	1,185	5,239	156
Total costs incurred	424	1,438	2,684	711	780	5,178	11,215	1,471

(a)	Included the abandonment costs of the assets for euro 578 million in 2005, euro 1,170 million in 2006 and euro 173 million in 2007.
(b1)	Included business combinations in West Africa amounting to euro 451 million, euro 1,395 million in Rest of World and euro 187 million in joint ventures and affiliates.
(b2)	Included business combinations in West Africa amounting to euro 510 million, euro 1,334 million in Rest of World and euro 1,086 million in joint ventures and affiliates.
(b3)	Included business combinations in West Africa amounting to euro 59 million and euro 474 million in Rest of World.
(b4)	Included business combinations in West Africa amounting to euro 10 million, euro 345 million in Rest of World and euro 101 million in joint ventures and affiliates.
(1)	Eni’s costs incurred of the Kashagan field were determined based on Eni share of 18.52%.
(2)	The amounts of joint ventures and affiliates for 2007 included 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

Results of operations from oil and gas producing activities
Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs), whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

Results of operations from oil and gas producing activities by geographical area consisted of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and affiliates (2)

2005
Revenues
Sales to consolidated entities	3,133	2,813	4,252	2,707	209	619	13,733
Sales to third parties	161	2,579	394	889	586	2,297	6,906	106
Total revenues	3,294	5,392	4,646	3,596	795	2,916	20,639	106
Operations costs	(261)	(390)	(363)	(417)	(123)	(215)	(1,769)	(16)
Production taxes	(157)	(98)	(513)	(15)		(207)	(990)	(3)
Exploration expenses	(38)	(137)	(74)	(158)	(15)	(196)	(618)	(32)
D.D. & A. and provision for abandonment (a)	(512)	(634)	(598)	(668)	(90)	(929)	(3,431)	(50)
Other income and (expenses)	(224)	(463)	(201)	17	(53)	(216)	(1,140)	10
Pretax income from producing activities	2,102	3,670	2,897	2,355	514	1,153	12,691	15
Income taxes	(780)	(1,976)	(1,717)	(1,387)	(195)	(321)	(6,376)	(25)
Results of operations from E&P activities (b)	1,322	1,694	1,180	968	319	832	6,315	(10)
2006
Revenues
Sales to consolidated entities	3,601	4,185	4,817	3,295	261	712	16,871
Sales to third parties	184	3,012	967	983	721	1,873	7,740	120
Total revenues	3,785	7,197	5,784	4,278	982	2,585	24,611	120
Operations costs	(249)	(496)	(475)	(481)	(147)	(191)	(2,039)	(18)
Production taxes	(181)	(95)	(475)			(82)	(833)	(3)
Exploration expenses	(137)	(273)	(186)	(160)	(25)	(293)	(1,074)	(26)
D.D. & A. and provision for abandonment (a)	(457)	(795)	(737)	(684)	(80)	(895)	(3,648)	(43)
Other income and (expenses)	(315)	(569)	(190)	57	(89)	(283)	(1,389)	8
Pretax income from producing activities	2,446	4,969	3,721	3,010	641	841	15,628	38
Income taxes	(909)	(2,980)	(2,133)	(1,840)	(223)	(381)	(8,466)	(31)
Total results of operations from E&P activities (b)	1,537	1,989	1,588	1,170	418	460	7,162	7
2007
Revenues
Sales to consolidated entities	3,171	3,000	4,439	3,125	296	512	14,543
Sales to third parties	163	4,793	693	755	833	2,260	9,497	176
Total revenues	3,334	7,793	5,132	3,880	1,129	2,772	24,040	176
Operations costs	(248)	(542)	(499)	(579)	(142)	(271)	(2,281)	(27)
Production taxes	(188)	(91)	(473)			(28)	(780)	(6)
Exploration expenses	(108)	(385)	(291)	(193)	(36)	(764)	(1,777)	(42)
D.D. & A. and provision for abandonment (a)	(499)	(768)	(685)	(729)	(76)	(989)	(3,746)	(51)
Other income and (expenses)	(283)	(627)	(297)	(45)	(72)	(243)	(1,567)	(18)
Pretax income from producing activities	2,008	5,380	2,887	2,334	803	477	13,889	32
Income taxes	(746)	(3,102)	(1,820)	(1,419)	(284)	(241)	(7,612)	(49)
Results of operations from E&P activities (b)	1,262	2,278	1,067	915	519	236	6,277	(17)

(a)	Included asset impairments amounting to euro 130 million in 2005, euro 156 million in 2006 and euro 91 million in 2007.
(b)	The “Successful Effort Method” application would have led to an increase of result of operations of euro 21 million in 2005, euro 220 million in 2006 and euro 438 million in 2007 for the consolidated companies and of euro 1 million in 2005, euro 15 million in 2006 and euro 26 million in 2007 for joint ventures and affiliates.
(1)	Eni’s costs incurred of the Kashagan field were determined based on Eni share of 18.52%.
(2)	The amounts of joint ventures and affiliates for 2007 included 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

Average sale prices and production costs per unit of production

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area	Rest of World	Total

2005
Average sales prices
Oil and condensates, per BBL	($)	45.50	50.11	51.45	51.68	41.78	44.50	49.09
Natural gas, per KCF		6.32	3.37	0.79	5.26	0.35	4.97	4.49
Average production costs, per BOE		5.58	3.66	8.90	5.32	4.21	5.60	5.59
2006
Average sales prices
Oil and condensates, per BBL	($)	55.22	60.99	61.55	62.18	53.18	57.15	60.09
Natural gas, per KCF		8.23	4.17	1.05	6.89	0.39	5.09	5.29
Average production costs, per BOE		6.36	3.87	9.02	6.03	5.02	4.52	5.79
2007
Average sales prices
Oil and condensates, per BBL	($)	62.47	67.86	69.77	69.40	59.34	68.63	67.70
Natural gas, per KCF		8.58	4.60	1.21	6.53	0.41	5.53	5.42
Average production costs, per BOE		7.89	4.22	11.53	8.56	4.90	5.33	6.90

Oil and natural gas reserves
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.

Net proved reserves exclude royalties and interests owned by others.

Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells, equipment and operating methods.

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

Eni’s proved reserves have been estimated on the basis of the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped for years ended December 31, 2004, 2005, 2006 and 2007 are based on data prepared by Eni. Since 1991 Eni has requested qualified independent oil engineering companies to carry out an independent evaluation14 of its proved reserves on a rotation basis. Eni believes these independent evaluators to be experienced and qualified in the marketplace. In the preparation of their reports, these independent evaluators relied, without independent verification, upon information furnished by Eni with respect to property interest, production, current cost of operation and development, agreements relating to future operations and sale, prices and other factual information and data that were accepted as represented by the independent evaluators. This information was used by Eni in determining its proved reserves and included log, directional surveys, core and PVT analysis, maps, oil/gas/water monthly production/injection data of wells, reservoirs and fields; field studies, reservoir studies; engineers' comments relevant to field performance, reservoir performance, development programs, work programs etc.; budget data for each field, long range development plans, future capital and operating costs, actual prices received from hydrocarbon sales, instructions on future prices, and other pertinent information to calculate NPV for the fields required to undertake an independent evaluation. Accordingly, the work performed by the independent evaluators is an evaluation of Eni’s proved reserves carried out concurrently with the internal one. Notwithstanding the above, the circumstance that the independent evaluations achieved the same results as those of the Company for the vast majority of fields support management’s confidence that the company’s booked reserves meet the regulatory definition of proved reserves and are reasonably certain to be produced in the future. Additionally, for those fields

(14)	From 1991 to 2002 by DeGolyer and MacNaughton, from 2003 also by Ryder Scott Company.

where a discrepancy arose, the Company has adopted the most conservative reserve estimate. In any case, those differences were not significant.

In particular a total of 2.4 BBOE of proved reserves, or about 37% of Eni’s total proved reserves at December 31, 2007, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as in previous years. In the 2005-2007 three-year period, 67% of Eni’s total proved reserves were subject to independent evaluations. In the last three years, the most important Eni properties as at December 31, 2007 which were not subject to an independent evaluation were: Kashagan (Kazakhstan), Bayu Undan (Australia), Cerro Falcone and Monte Alpi-Monte Enoc (Italy).

Eni operates under Production Sharing Agreements, PSAs, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.

Proved oil and gas reserves associated with PSAs represented 48%, 53% and 46% of total proved reserves as of year-end 2005, 2006 and 2007, respectively, on an oil-equivalent basis.

Similar effects as PSAs apply to Service and “Buy-Back” contracts; proved reserves associated with such contracts represented 2%, 2% and 1% of total proved reserves on an oil-equivalent basis as of year-end 2005, 2006 and 2007, respectively.

Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. In accordance with SFAS 69, paragraph 13, reserve volumes associated with such oil and gas quantities represented 1.7%,1.1% and 1.8% of total proved reserves as of year-end 2005, 2006 and 2007, respectively, on an oil-equivalent basis; (ii) volumes of natural gas used for own consumption and (iii) volumes of natural gas held in certain Eni’s storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when sold.

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revision. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Reserve estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.

The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2005, 2006 and 2007.

Crude oil (including condensate and natural gas liquids)

(mmBBL)

Proved oil reserves	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and affiliates (2)

Reserves at December 31, 2004	225	967	1,047	450	799	484	3,972	36
Purchase of Minerals in Place	2		6		46	1	55
Revisions of Previous Estimates	33	36	(47)	27	(73)	(15)	(39)	(9)
Improved Recovery		43	29		15		87
Extensions and Discoveries		26	14	21	14	2	77
Production	(32)	(111)	(113)	(65)	(23)	(60)	(404)	(2)
Sales of Minerals in Place
Reserves at December 31, 2005	228	961	936	433	778	412	3,748	25
Purchase of Minerals in Place
Revisions of Previous Estimates (a)	15	61	(85)	20	72	(19)	64	1
Improved Recovery		49	41		14		104	1
Extensions and Discoveries		30	11		52	10	103
Production	(28)	(119)	(117)	(65)	(23)	(38)	(390)	(3)
Sales of Minerals in Place (b)				(2)		(170)	(172)
Reserves at December 31, 2006	215	982	786	386	893	195	3,457	24
Purchase of Minerals in Place			32			54	86	101
Revisions of Previous Estimates	28	(35)	(26)	14	(114)	(31)	(164)	20
Improved Recovery		9	12	1			22	1
Extensions and Discoveries		43	22	1		29	95	1
Production	(28)	(121)	(101)	(57)	(26)	(36)	(369)	(5)
Sales of Minerals in Place
Reserves at December 31, 2007	215	878	725	345	753	211	3,127	142

(mmBBL)

Proved developed oil reserves	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and affiliates (2)

Reserves at December 31, 2004	174	655	588	386	323	345	2,471
Reserves at December 31, 2005	149	697	568	353	266	298	2,331	19
Reserves at December 31, 2006	136	713	546	329	262	140	2,126	18
Reserves at December 31, 2007	133	649	511	299	219	142	1,953	26

(a)	Included the effect of Eni share redetermination in the Val d’Agri concession in Italy.
(b)	Included 170 mmBBL related to unilateral termination of OSA for Dación field by PDVSA.
(1)	Eni’s proved reserves of the Kashagan field were determined based on Eni share of 18.52%.
(2)	Reserves of joint ventures and affiliates as at December 31, 2007 included 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

Natural gas

(BCF)

Proved natural gas reserves	Italy (a)	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and affiliates (2)

Reserves at December 31, 2004	3,818	6,432	1,727	2,051	2,124	2,126	18,278	157
Purchase of Minerals in Place	63		8		14	208	293
Revisions of Previous Estimates	159	(6)	(9)	(18)	(284)	(84)	(242)	(47)
Improved Recovery		11					11
Extensions and Discoveries	1	37	309	50		56	453	(20)
Production	(365)	(357)	(70)	(219)	(80)	(201)	(1,292)
Sales of Minerals in Place
Reserves at December 31, 2005	3,676	6,117	1,965	1,864	1,774	2,105	17,501	90
Purchase of Minerals in Place				4			4
Revisions of Previous Estimates	36	154	31	53	183	47	504	(7)
Improved Recovery
Extensions and Discoveries	19	146	34	1		132	332
Production	(340)	(471)	(103)	(218)	(83)	(222)	(1,437)	(15)
Sales of Minerals in Place				(7)			(7)
Reserves at December 31, 2006	3,391	5,946	1,927	1,697	1,874	2,062	16,897	68
Purchase of Minerals in Place			5			395	400	2,963
Revisions of Previous Estimates	(53)	250	74	67	(222)	6	122	5
Improved Recovery				3			3
Extensions and Discoveries	4	89	213	7	205	89	607
Production	(285)	(534)	(97)	(216)	(87)	(261)	(1,480)	(14)
Sales of Minerals in Place
Reserves at December 31, 2007	3,057	5,751	2,122	1,558	1,770	2,291	16,549	3,022

(BCF)

Proved developed natural gas reserves	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and affiliates (2)

Reserves at December 31, 2004	2,850	1,760	924	1,845	1,998	1,124	10,501
Reserves at December 31, 2005	2,704	3,060	1,289	1,484	1,618	1,004	11,159	70
Reserves at December 31, 2006	2,449	3,042	1,447	1,395	1,511	1,105	10,949	48
Reserves at December 31, 2007	2,304	3,065	1,469	1,293	1,580	1,256	10,967	428

(a)	Including approximately 737, 760 754 and 749 billion of cubic feet of natural gas held in storage at December 31, 2004, 2005, 2006 and 2007, respectively.
(1)	Eni’s proved reserves of the Kashagan field were determined based on Eni share of 18.52%.
(2)	Reserves of joint ventures and affiliates as at December 31, 2007 included 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

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

Future cash flows as of December 31, 2005, 2006 and 2007 include amounts that Eni’s Gas & Power segment and other gas companies pay for storage services, required to support market demand flexibility needs.

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

The standardized measure of discounted future net cash flows by geographical area consisted of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint ventures and affiliates (2)

At December 31, 2005
Future cash inflows	36,203	66,100	45,952	30,835	30,339	20,251	229,680	1,055
Future production costs	(4,609)	(10,030)	(9,604)	(5,632)	(3,848)	(2,551)	(36,274)	(226)
Future development and abandonment costs	(2,936)	(3,960)	(2,594)	(1,774)	(2,562)	(1,497)	(15,323)	(89)
Future income tax	(9,890)	(22,744)	(21,056)	(15,225)	(6,973)	(5,124)	(81,012)	(187)
Future net cash flows	18,768	29,366	12,698	8,204	16,956	11,079	97,071	553
10% discount factor	(7,643)	(12,095)	(4,122)	(2,155)	(11,934)	(3,771)	(41,720)	(182)
Standardized measure of discounted future net cash flows	11,125	17,271	8,576	6,049	5,022	7,308	55,351	371
At December 31, 2006
Future cash inflows	43,495	64,381	34,935	24,821	33,825	14,766	216,223	1,038
Future production costs	(6,086)	(9,707)	(8,028)	(6,426)	(4,162)	(1,753)	(36,162)	(224)
Future development and abandonment costs	(6,739)	(5,383)	(2,865)	(2,265)	(3,103)	(1,473)	(21,828)	(79)
Future income tax	(10,838)	(24,639)	(14,141)	(10,901)	(7,649)	(3,824)	(71,992)	(227)
Future net cash flows	19,832	24,652	9,901	5,229	18,911	7,716	86,241	508
10% discount factor	(11,493)	(10,631)	(2,994)	(1,392)	(13,878)	(2,626)	(43,014)	(154)
Standardized measure of discounted future net cash flows	8,339	14,021	6,907	3,837	5,033	5,090	43,227	354
At December 31, 2007
Future cash inflows	47,243	73,456	48,283	29,610	42,710	20,359	261,661	7,135
Future production costs	(5,926)	(11,754)	(9,875)	(6,670)	(4,997)	(2,782)	(42,004)	(1,249)
Future development and abandonment costs	(7,218)	(4,643)	(3,013)	(2,461)	(3,374)	(2,459)	(23,168)	(1,721)
Future income tax	(10,778)	(29,083)	(23,083)	(14,375)	(9,977)	(5,397)	(92,693)	(2,009)
Future net cash flows	23,321	27,976	12,312	6,104	24,362	9,721	103,796	2,156
10% discount factor	(13,262)	(11,143)	(3,953)	(1,600)	(17,480)	(3,356)	(50,794)	(1,265)
Standardized measure of discounted future net cash flows	10,059	16,833	8,359	4,504	6,882	6,365	53,002	891

(1)	Eni’s standardized measure of discounted future of net cash flows of the Kashagan field is determined based on Eni share of 18.52%.
(2)	The amounts of joint ventures and affiliates for 2007 included 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

Changes in standardized measure of discounted future net cash flows
Changes in standardized measure of discounted future net cash flows for the years 2005, 2006 and 2007.

(million euro)	2005	2006	2007

Beginning of year for consolidated subsidiaries	36,901	55,351	43,227
Increase (decrease):
- sales, net of production costs	(17,880)	(21,739)	(20,979)
- net changes in sales and transfer prices, net of production costs	33,372	4,097	34,999
- extensions, discoveries and improved recovery, net of future production and development costs	3,527	3,629	3,982
- changes in estimated future development and abandonment costs	(3,654)	(6,964)	(4,000)
- development costs incurred during the period that reduced future development costs	3,865	3,558	4,682
- revisions of quantity estimates	47	383	(2,995)
- accretion of discount	6,573	9,489	7,968
- net change in income taxes	(17,327)	3,060	(17,916)
- purchase of reserves in-place	977	10	3,521
- sale of reserves in-place		(1,252)
- changes in production rates (timing) and other	8,950	(6,395)	513
Net increase (decrease)	18,450	(12,124)	9,775
Standardized measure of discounted future net cash flows for consolidated subsidiaries	55,351	43,227	53,002
Standardized measure of discounted future net cash flows for joint ventures and affiliates	371	354	891

EXHIBIT 1

Eni SpA By-laws

Part I - Establishment - Name - Registered Office and Duration of the Company

ARTICLE 1

1.1	"Eni SpA" resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1	The registered head office of the company is located in Rome, Italy and the company’s two branches in San Donato Milanese (MI).
2.2	Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1	The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders’ meeting.

Part II - Company Objects

ARTICLE 4

4.1	The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.
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
Shares not entitled to vote are included in the determination of the quorum at shareholders’ meetings.
6.2	Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, paragraph 227, of Law December 24, 2003 No. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of the Economic Development and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:
a)	opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders’ meeting. The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders’ Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;
b)	opposition with respect to the subscription of Shareholders’ pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders’ meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;
c)	veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company’s registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;

d)	appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of the Economic Development will appoint his substitute.

ARTICLE 7

7.1	When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice versa. Conversion operations are performed at the Shareholder’s expense.

ARTICLE 8

8.1	In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1	The shareholders’ meeting may resolve to increase the company capital and establish terms, conditions and means thereof.
9.2	The shareholders’ meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1	Payments on shares are requested by the Board of Directors in one or more times.
10.2	Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1	The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

Part IV - Shareholders’ meeting

ARTICLE 12

12.1	Ordinary and extraordinary shareholders’ meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.
12.2	Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

ARTICLE 13

13.1	Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or the following newspapers: "Il Sole 24 Ore", "Corriere della Sera" and "Financial Times", according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.
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
13.2	Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the communication issued by financial intermediaries at least two labour days before the date of the shareholders’ meeting on first call.

ARTICLE 14

14.1	Each Shareholder entitled to attend the meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.
14.2	The Chairman of the meeting has to assure the regularity of written proxies and, in general, the right to attend the meeting.
14.3	The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.
14.4	Eni SpA shareholders’ meetings are disciplined by Eni SpA’s shareholders’ meeting Regulation approved by the ordinary shareholders’ meeting.

ARTICLE 15

15.1	The meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Chief Executive Officer; in absence of both, by another person, duly delegated by the Board of Directors, failing which the meeting may elect its own Chairman.
15.2	The Chairman of the meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1	The ordinary shareholders’ meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.
16.2	Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.
16.3	Resolutions of the meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.
16.4	The minutes of ordinary meetings must be signed by the Chairman and the Secretary.
16.5	The minutes of extraordinary meetings must be drawn up by a notary public.

Part V - The Board of Directors

ARTICLE 17

17.1	The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders’ meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of the Economic Development may appoint another member, with no voting rights, pursuant to Article 6, second paragraph, letter d), of the by-laws.
17.2	The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders’ meeting convened to approve the financial statements of the last year of their office. They may be reappointed.
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
Until those provisions do not come in force, those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni SpA subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.
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

Part VII - Financial Statements and Profits

ARTICLE 29

29.1	The business year ends on December 31 every year.

29.2	At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.
29.3	The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1	Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

Part VIII - Winding Up and Liquidation of the Company

ARTICLE 31

31.1	In the event the company is wound up, the shareholders’ meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

Part IX - General Provisions

ARTICLE 32

32.1	For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.
32.2	The Ministry of Economy and Finance may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1	The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.

EXHIBIT 8

List of Eni’s subsidiaries for year 2007

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)

EXPLORATION & PRODUCTION

Eni Angola SpA	Italy	100.00
Eni East Africa SpA	Italy	100.00
Eni Mediterranea Idrocarburi SpA	Italy	100.00
Eni Timor Leste SpA	Italy	100.00
Ieoc SpA	Italy	100.00
Società Oleodotti Meridionali - SOM SpA	Italy	70.00
Società Petrolifera Italiana SpA	Italy	99.96
Stoccaggi Gas Italia SpA - Stogit SpA	Italy	100.00
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Italy	100.00
Agip Caspian Sea BV	Netherlands	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	Nigeria	100.00
Agip Karachaganak BV	Netherlands	100.00
Agip Oil Ecuador BV	Netherlands	100.00
Eni AEP Ltd	UK	100.00
Eni Algeria Exploration BV	Netherlands	100.00
Eni Algeria Ltd Sàrl	Luxembourg	100.00
Eni Algeria Production BV	Netherlands	100.00
Eni Ambalat Ltd	UK	100.00
Eni America Ltd	USA	0.07
Eni Angola Exploration BV	Netherlands	100.00
Eni Angola Production BV	Netherlands	100.00
Eni Australia BV	Netherlands	100.00
Eni Australia Ltd	UK	100.00
Eni BB Petroleum Inc	USA	100.00
Eni Bukat Ltd	UK	100.00
Eni Bulungan BV	Netherlands	100.00
Eni China BV	Netherlands	100.00
Eni Congo Holding BV	Netherlands	100.00
Eni Congo SA	Congo	99.99
Eni Croatia BV	Netherlands	100.00
Eni Dación BV	Netherlands	100.00
Eni Denmark BV	Netherlands	100.00
Eni Elgin/Franklin Ltd	UK	100.00
Eni Energy Ltd (in liquidation)	UK	100.00
Eni Energy Russia BV	Netherlands	100.00
Eni Ganal Ltd	UK	100.00
Eni Gas & Power LNG	Netherlands	100.00
Eni Grand Maghreb BV	Netherlands	100.00
Eni India Ltd	UK	100.00
Eni Indonesia Ltd	UK	100.00
Eni International NA NV Sàrl	Luxembourg	100.00
Eni Investments Plc	UK	100.00
Eni Iran BV	Netherlands	100.00
Eni Ireland BV	Netherlands	100.00
Eni JPDA 03-13 Ltd	UK	100.00
Eni JPDA 06-105 Pty Ltd	Australia	100.00
Eni Krueng Mane Ltd	UK	100.00
Eni Lasmo Plc	UK	99.99
Eni LNS Ltd	UK	100.00
Eni Mali BV	Netherlands	100.00
Eni Marketing Inc	USA	100.00
Eni MHH Ltd (in liquidation)	UK	100.00
Eni Middle East BV	Netherlands	100.00
Eni Middle East Ltd	UK	100.00

Eni MOG Ltd (in liquidation)	UK	100.00
Eni Morocco BV	Netherlands	100.00
Eni Muara Bakau BV	Netherlands	100.00
Eni Norge AS	Norway	100.00
Eni North Africa BV	Netherlands	100.00
Eni Oil Algeria Ltd	UK	100.00
Eni Oil do Brasil SA	Brazil	100.00
Eni Oil & Gas Inc	USA	100.00
Eni Oil Holdings BV	Netherlands	100.00
Eni Pakistan Ltd	UK	100.00
Eni Pakistan (M) Ltd Sàrl	Luxembourg	100.00
Eni Papalang Ltd	UK	100.00
Eni Petroleum Co Inc	USA	100.00
Eni Petroleum US Llc	USA	100.00
Eni PetroRussia BV	Netherlands	100.00
Eni Popodi Ltd	UK	100.00
Eni Rapak Ltd	UK	100.00
Eni Resources Ltd (in liquidation)	UK	100.00
Eni Securities Ltd	UK	100.00
Eni TNS Ltd	UK	100.00
Eni Trading BV	Netherlands	100.00
Eni Transportation Ltd	UK	100.00
Eni Trinidad and Tobago Exploration BV	Netherlands	100.00
Eni Trinidad and Tobago Ltd	Trinidad & Tobago	100.00
Eni TTO Ltd	UK	100.00
Eni Tunisia BEK BV	Netherlands	100.00
Eni Tunisia BV	Netherlands	100.00
Eni UFL Ltd (in liquidation)	UK	100.00
Eni UHL Ltd	UK	100.00
Eni UKCS Ltd	UK	100.00
Eni UK Holding Plc	UK	100.00
Eni UK Ltd	UK	100.00
Eni ULT Ltd	UK	100.00
Eni ULX Ltd	UK	100.00
Eni USA Gas Marketing Llc	USA	100.00
Eni USA Inc	USA	100.00
Eni US Operating Co Inc	USA	100.00
Eni Venezuela BV	Netherlands	100.00
Ieoc Exploration BV	Netherlands	100.00
Ieoc Production BV	Netherlands	100.00
Lasmo Sanga Sanga Ltd	Bermuda	100.00
Nigerian Agip Exploration Ltd	Nigeria	100.00
Nigerian Agip Oil Co Ltd	Nigeria	100.00
OOO ’Eni Energhia’	Russia	100.00

GAS & POWER

Acqua Campania SpA	Italy	47.61
Compagnia Napoletana di Illuminazione e Scaldamento col Gas SpA	Italy	99.69
Eni Gas Transport Deutschland SpA	Italy	100.00
Eni Hellas SpA	Italy	100.00
EniPower Mantova SpA	Italy	86.50
EniPower SpA	Italy	100.00
EniPower Trasmissione SpA	Italy	100.00
GNL Italia SpA	Italy	55.59
LNG Shipping SpA	Italy	100.00
Siciliana Gas SpA	Italy	100.00
Snam Rete Gas SpA	Italy	55.59
Società EniPower Ferrara Srl	Italy	51.00
Società Italiana per il Gas pA	Italy	100.00
Toscana Energia Clienti SpA	Italy	79.22
Adriaplin Podjetje za distribucijo zemeljskegaplina doo Ljubljana	Slovenia	51.00

Distribuidora de Gas Cuyana SA	Argentina	45.60
Eni Gas & Power GmbH	Germany	100.00
Eni Gas Transport International SA (ex Eni Gas & Power CH SA)	Switzerland	100.00
Eni G&P France BV	Netherlands	100.00
Eni G&P Trading BV	Netherlands	100.00
Gas Brasiliano Distribuidora SA	Netherlands	100.00
GreenStream BV	Netherlands	75.00
Inversora de Gas Cuyana SA	Argentina	76.00
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisia	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisia	100.00
Tigáz-Dso Földgázelosztó kft	Hungary	50.08
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hungary	50.08
Trans Tunisian Pipeline Co Ltd	Channel Islands	100.00

REFINING & MARKETING

AgipFuel Nord SpA (ex CAM Petroli Srl)	Italy	100.00
AgipFuel SpA	Italy	100.00
Agip Rete SpA	Italy	100.00
Costiero Gas Livorno SpA	Italy	65.00
Ecofuel SpA	Italy	100.00
Eni Trading & Shipping SpA	Italy	100.00
Petrolig Srl	Italy	70.00
Petroven Srl	Italy	68.00
Praoil Oleodotti Italiani SpA	Italy	100.00
Raffineria di Gela SpA	Italy	100.00
Agip Austria GmbH	Austria	75.00
Agip Benelux BV	Netherlands	100.00
Agip Ceská Republika Sro	Czech Republic	100.00
Agip Deutschland GmbH	Germany	100.00
Agip Ecuador SA	Ecuador	100.00
Agip España SA	Spain	100.00
Agip France Sàrl	France	100.00
Agip Hungaria Zrt	Hungary	99.40
Agip Lubricantes SA	Argentina	100.00
Agip Oil Ceská Republika Sro	Czech Republic	100.00
Agip Oil Slovensko Spol Sro	Slovakia	100.00
Agip Olaj Magyarország Kft	Hungary	100.00
Agip Portugal Combustiveis SA	Portugal	100.00
Agip Romania Srl	Romania	100.00
Agip Schmiertechnik GmbH	Germany	100.00
Agip Slovenija doo	Slovenia	100.00
Agip Slovensko Spol Sro	Slovakia	100.00
Agip Suisse SA	Switzerland	100.00
American Agip Co Inc	USA	100.00
Esain SA	Ecuador	100.00

PETROCHEMICALS

Polimeri Europa SpA	Italy	100.00
Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság	Hungary	100.00
Polimeri Europa Benelux SA	Belgium	100.00
Polimeri Europa France SAS	France	100.00
Polimeri Europa GmbH	Germany	100.00
Polimeri Europa Ibérica SA	Spain	100.00
Polimeri Europa UK Ltd	UK	100.00

ENGINEERING & CONSTRUCTION

Saipem SpA	Italy	43.42
Energy Maintenance Services SpA	Italy	43.42
Engineering & Management Services SpA	Italy	43.42
Intermare Sarda SpA	Italy	43.42
Saipem Energy International SpA	Italy	43.42
Saipem FPSO SpA	Italy	43.42
Saipem Projects SpA	Italy	43.42
Snamprogetti SpA	Italy	43.42
Snamprogetti Sud SpA	Italy	43.42
Andromeda Consultoria Tecnica e Representações Ltda	Brazil	43.42
BOSCONGO SA	Congo	43.42
BOS Investment Ltd	UK	43.42
BOS - UIE Ltd	UK	43.42
Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	Portugal	43.42
Entreprise Nouvelle Marcellin SA	France	43.42
ER SAI Caspian Contractor Llc	Kazakhstan	43.42
ERS - Equipment Rental & Services BV	Netherlands	21.71
European Marine Contractors Ltd	UK	43.42
European Marine Investments Ltd	UK	43.42
European Maritime Commerce BV	Netherlands	43.42
Frigstad Discoverer Invest Ltd	British Virgin Islands	43.42
Frigstad Discoverer Invest (S) Pte Ltd	Singapore	43.42
Global Petroprojects Services AG	Switzerland	43.42
Hazira Cryogenic Engineering & Construction Management Private Ltd	India	23.83
Hazira Marine Engineering & Construction Management Private Ltd	India	43.42
Katran-K Llc	Russia	43.42
Moss Arctic Offshore AS	Norway	43.42
Moss Maritime AS	Norway	43.42
Moss Maritime Inc	USA	43.42
Moss Offshore AS	Norway	43.42
North Caspian Service Co	Kazakhstan	43.42
Petrex SA	Peru	43.42
Petromar Lda	Angola	30.40
PT Saipem Indonesia	Indonesia	43.42
Saibos Construções Maritimas Ltda	Portugal	43.42
Saigut SA De Cv	Mexico	43.42
Saimexicana SA De Cv	Mexico	43.42
Saipem America Inc	USA	43.42
Saipem Asia Sdn Bhd	Malaysia	43.42
Saipem Contracting Algerie SpA	Algeria	43.42
Saipem Contracting (Nigeria) Ltd	Nigeria	42.53
Saipem do Brasil Serviçõs de Petroleo Ltda	Brazil	43.42
Saipem Holding France SAS	France	43.42
Saipem India Project Services Ltd	India	43.42
Saipem International BV	Netherlands	43.42
Saipem Logistics Services Ltd	Nigeria	43.42
Saipem Luxembourg SA	Luxembourg	43.42
Saipem (Malaysia) Sdn Bhd	Malaysia	17.97
Saipem Mediteran Usluge doo	Croatia	43.42
Saipem Misr for Petroleum Services SAE	Egypt	43.42
Saipem (Nigeria) Ltd	Nigeria	38.83
Saipem Perfuraçoes e Construçoes Petroliferas Lda	Portugal	43.42
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Portugal	43.42
Saipem (Portugal) - Gestão de Participações SGPS Sociedade Unipessoal SA	Portugal	43.42
Saipem SA	France	43.42
Saipem Services México SA De Cv	Mexico	43.42
Saipem Services SA	Belgium	43.42
Saipem Singapore Pte Ltd	Singapore	43.42

Saipem UK Ltd	UK	43.42
SAS Port de Tanger	France	43.42
Saudi Arabian Saipem Ltd	Saudi Arabia	26.05
Services et Equipements Gaziers et Petroliers SA	France	43.42
Snamprogetti Canada Inc	Canada	43.42
Snamprogetti France Sàrl	France	43.42
Snamprogetti Ltd	UK	43.42
Snamprogetti Lummus Gas Ltd	Malta	42.99
Snamprogetti Management Services SA	Switzerland	43.42
Snamprogetti Netherlands BV	Netherlands	43.42
Snamprogetti Romania Srl	Romania	43.42
Snamprogetti Saudi Arabia Ltd	Saudi Arabia	43.42
Snamprogetti USA Inc	USA	43.42
Société de Construction d’Oleoducs Snc	France	43.42
Sofresid Engineering SA	France	43.42
Sofresid SA	France	43.42
Sonsub AS	Norway	43.42
Sonsub International Pty Ltd	Australia	43.42
Sonsub Ltd (in liquidation) (ex Sonsub Ltd)	UK	43.42
Star Gulf FZ Co	United Arab Emirates	43.42
Varisal - Serviços De Consultadoria e Marketing Lda	Portugal	21.71

OTHER ACTIVITIES

Syndial SpA - Attività Diversificate	Italy	100.00
Ing. Luigi Conti Vecchi SpA	Italy	100.00

CORPORATE AND FINANCIAL COMPANIES

Agenzia Giornalistica Italia SpA	Italy	100.00
Eni Corporate University SpA	Italy	100.00
EniServizi SpA	Italy	100.00
Padana Assicurazioni SpA	Italy	99.72
Serfactoring SpA	Italy	48.81
Servizi Aerei SpA	Italy	100.00
Società Finanziamenti Idrocarburi - Sofid - SpA	Italy	99.61
Banque Eni SA	Belgium	100.00
Eni Coordination Center SA	Belgium	100.00
Eni Insurance Ltd	Ireland	100.00
Eni International Bank Ltd (in liquidation) (ex Eni International Bank Ltd)	Bahamas	100.00
Eni International BV	Netherlands	100.00
Eni International Resources Ltd	UK	100.00

EXHIBIT 11

Code of Ethics

Approved by the Board of Directors of Eni SpA on March 14, 2008
The English text is a translation of the Italian official "Code of Ethics"
For any conflict or discrepancies between the two texts the Italian text shall prevail

Foreword

I. GENERAL PRINCIPLES: SUSTAINABILITY AND CORPORATE RESPONSIBILITY

II. BEHAVIOUR RULES AND RELATIONS WITH STAKEHOLDERS
1. Ethics, transparency, fairness, professionalism
2. Relations with shareholders and with the Market
2.1. Value for shareholders, efficiency, transparency
2.2. Self-Regulatory Code
2.3. Company information
2.4. Privileged information
2.5. Media
3. Relations with institutions, associations, local communities
3.1. Authorities and Public Institutions
3.2. Political organizations and trade unions
3.3. Development of local Communities
3.4. Promotion of "non profit" activities
4. Relations with customers and suppliers
4.1. Customers and consumers
4.2. Suppliers and external collaborators
5. Eni’s management, employees, collaborators
5.1. Development and protection of Human Resources
5.2. Knowledge Management
5.3. Corporate security
5.4. Harassment or mobbing in the workplace
5.5. Abuse of alcohol or drugs and no smoking

III. TOOLS FOR IMPLEMENTING THE CODE OF ETHICS
1. System of internal control
1.1. Conflicts of interest
1.2. Transparency of accounting records
2. Health, safety, environment and public safety protection
3. Research, innovation and intellectual property protection
4. Confidentiality
4.1. Protection of business secret
4.2. Protection of privacy
4.3. Membership in associations, participation in initiatives, events or external meetings

IV. CODE OF ETHICS SCOPE OF APPLICATION AND REFERENCE STRUCTURES
1. Obligation to know the Code and to report any possible violation thereof
2. Reference structures and supervision
2.1. Guarantor of the Code of Ethics
2.2. Code Promotion Team
3. Code review
4. Contractual value of the Code

FOREWORD

Eni1 is an internationally oriented industrial group which, because of its size and the importance of its activities, plays a significant role in the marketplace and in the economic development and welfare of the individuals who work or collaborate with Eni and of the communities where it is present.

The complexity of the situations in which Eni operates, the challenges of sustainable development and the need to take into consideration the interests of all people having a legitimate interest in the corporate business ("Stakeholders"), strengthen the importance to clearly define the values that Eni accepts, acknowledges and shares as well as the responsibilities it assumes, contributing to a better future for everybody.

For this reason the new Eni’s Code of Ethics ("Code" or "Code of Ethics") has been devised.

Compliance with the Code by Eni’s directors, statutory auditors, management and employees as well as by all those who operate in Italy and abroad for achieving Eni’s objectives ("Eni’s People"), each within their own functions and responsibilities, is of paramount importance – also pursuant to legal and contractual provisions governing the relationship with Eni – for Eni’s efficiency, reliability and reputation, which are all crucial factors for its success and for improving the social situation in which Eni operates.

Eni undertakes to promote knowledge of the Code among Eni’s People and the other Stakeholders, and to accept their constructive contribution to the Code’s principles and contents. Eni undertakes to take into consideration any suggestions and remarks of Stakeholders, with the objective of confirming or integrating the Code.

Eni carefully checks for compliance with the Code by providing suitable information, prevention and control tools and ensuring transparency in all transactions and behaviours by taking corrective measures if and as required.

The Watch Structure of each Eni company performs the functions of guarantor of the Code of Ethics ("Guarantor").

The Code is brought to the attention of every person or body having business relations with Eni.

(1)	In the present Code "Eni" or "Group" mean Eni SpA and its subsidiaries as defined in Article 2359 of the Italian Civil Code as well as other subsidiaries as defined in Article 26 of Legislative Decree No. 127 of April 9, 1991.

I. GENERAL PRINCIPLES: SUSTAINABILITY AND CORPORATE RESPONSIBILITY

Compliance with the law, regulations, statutory provisions, self-regulatory codes, ethical integrity and fairness, is a constant commitment and duty of all Eni’s People, and characterizes the conduct of Eni’s entire organization.
Eni’s business and corporate activities has to be carried out in a transparent, honest and fair way, in good faith, and in full compliance with competition protection rules.
Eni undertakes to maintain and strengthen a governance system in line with international best practice standards, able to deal with the complex situations in which Eni operates, and with the challenges to face for sustainable development.
Systematic methods for involving Stakeholders are adopted, fostering dialogue on sustainability and corporate responsibility.
In conducting both its activities as an international company and those with its partners, Eni stands up for the protection and promotion of human rights – inalienable and fundamental prerogatives of human beings and basis for the establishment of societies founded on principles of equality, solidarity, repudiation of war, and for the protection of civil and political rights, of social, economic and cultural rights and the so-called third generation rights (selfdetermination right, right to peace, right to development and protection of the environment).
Any form of discrimination, corruption, forced or child labor is rejected. Particular attention is paid to the acknowledgement and safeguarding of the dignity, freedom and equality of human beings, to protection of labor and of the freedom of trade union association, of health, safety, the environment and biodiversity, as well as the set of values and principles concerning transparency, energy efficiency and sustainable development, in accordance with International Institutions and Conventions.
In this respect Eni operates within the reference framework of the United Nations Universal Declaration of Human Rights, the Fundamental Conventions of the ILO – International Labor Organization – and the OECD Guidelines on Multinational Enterprises.
All Eni’s People, without any distinction or exception whatsoever, respect the principles and contents of the Code in their actions and behaviours while performing their functions and according to their responsibilities, because compliance with the Code is fundamental for the quality of their working and professional performance. Relationships among Eni’s People, at all levels, must be characterized by honesty, fairness, cooperation, loyalty and mutual respect.
The belief that one is acting in favor or to the advantage of Eni can never, in any way, justify – not even in part – any behaviours that conflict with the principles and contents of the Code.

II. BEHAVIOUR RULES AND RELATIONS WITH STAKEHOLDERS

1. ETHICS, TRANSPARENCY, FAIRNESS, PROFESSIONALISM

In conducting its business, Eni is inspired by and complies with the principles of loyalty, fairness, transparency, efficiency and an open market, regardless of the importance level of the transaction in question.
Any action, transaction and negotiation performed and, generally, the conduct of Eni’s People in the performance of their duties is inspired by the highest principles of fairness, completeness and transparency of information and legitimacy, both in form and substance, as well as clarity and truthfulness of all accounting documents, in compliance with the applicable laws in force and internal regulations.
All Eni’s activities have to be performed with the utmost care and professional skill, with the duty to provide skills and expertise adequate to the tasks assigned, and to act in a way capable to protect Eni’s image and reputation. Corporate objectives, as well as the proposal and implementation of projects, investments and actions, have to be aimed at improving the company’s assets, management, technological and information level in the long term, and at creating value and welfare for all Stakeholders.
Bribes, illegitimate favours, collusion, requests for personal benefits for oneself or others, either directly or through third parties, are prohibited without any exception.
It is prohibited to pay or offer, directly or indirectly, money and material benefits and other advantages of any kind to third parties, whether representatives of governments, public officers and public servants or private employees, in order to influence or remunerate the actions of their office.
Commercial courtesy, such as small gifts or forms of hospitality, is only allowed when its value is small and it does not compromise the integrity and reputation of either party, and cannot be construed by an impartial observer as aimed at obtaining undue advantages. In any case, these expenses must always be authorized by the designated managers as per existing internal rules, and be accompanied by appropriate documentation.
It is forbidden to accept money from individuals or companies that have or intend to have business relations with Eni. Anyone who receives proposals of gifts or special or hospitality treatment that cannot be considered as commercial courtesy of small value, or requests therefore by third parties, shall reject them and immediately inform their superior, or the body they belong to, as well as the Guarantor.
Eni shall properly inform all third parties about the commitments and obligations provided for in the Code, require third parties to respect the principles of the Code relevant to their activities and take proper internal actions and, if the matter is within its own competence, external actions in the event that any third party should fail to comply with the Code.

2. RELATIONS WITH SHAREHOLDERS AND WITH THE MARKET

2.1.Value for shareholders, efficiency, transparency
The internal structure of Eni and the relations with the parties directly and indirectly taking part in its activities are organized according to rules able to ensure management reliability and a fair balance between the management’s powers and the interests of shareholders and of the other Stakeholders in general as well as transparency and market traceability of management decisions and general corporate events which may considerably influence the market value of the financial instruments issued.
Within the framework of the initiatives aimed at maximizing the value for shareholders and at guaranteeing transparency of the management’s work, Eni defines, implements and progressively adjusts a coordinated and homogeneous set of behaviour rules concerning both its internal organizational structure and relations with shareholders and third parties, in compliance with the highest corporate governance standards at national and international level, based on the awareness that the company’s capacity to impose efficient and effective functioning rules upon itself is a fundamental tool for strengthening its reputation in terms of reliability and transparency as well as Stakeholders’ trust.
Eni deems it necessary that shareholders are enabled to participate in decisions which come within the limits of their competence and make informed choices. Therefore, Eni undertakes to ensure maximum transparency and timeliness of information communicated to shareholders and to the market – by means of the corporate internet site, too – in compliance with the laws and regulations applicable to listed companies. Moreover, Eni undertakes to keep in due consideration the legitimate remarks expressed by shareholders whenever they are entitled to do so.

2.2. Self-Regulatory Code
The main corporate governance rules of Eni are contained in the Self-Regulatory Code of Eni SpA, adopted in compliance with the Code promoted by Borsa Italiana SpA, which is referred to herein as far as applicable.

2.3. Company information
Eni ensures the correct management of company information, by means of suitable procedures for in-house management and communication to the outside.

2.4. Privileged information
All Eni’s People are required, while performing the tasks entrusted to them, to properly manage privileged information such as to know and comply with corporate procedures referring to market abuse. Insider trading and any behaviour that may promote insider trading are expressly forbidden. In any case, the purchase or sale of shares of Eni or of companies outside Eni shall always be based on absolute and transparent fairness.

2.5. Media
Eni undertakes to provide outside parties with true, prompt, transparent and accurate information.
Relations with the media are exclusively dealt with by the departments and managers specifically appointed to do so; information to be supplied to media representatives, as well as the undertaking to provide such information, have to be agreed upon beforehand by Eni’s People with the relevant Eni Corporate structure.

3. RELATIONS WITH INSTITUTIONS, ASSOCIATIONS, LOCAL COMMUNITIES

Eni encourages dialogue with Institutions and with organized associations of civil society in all the countries where it operates.

3.1. Authorities and Public Institutions
Eni, through its People, actively and fully cooperates with Authorities.
Eni’s People, as well as external collaborators whose actions may somehow be referred to Eni, must have behaviours towards the Public Administration characterized by fairness, transparency and traceability. These relations have to be exclusively dealt with by the departments and individuals specifically appointed to do so, in compliance with approved plans and corporate procedures.
The departments of the subsidiaries concerned shall coordinate with the relevant Eni Corporate structure for assessing the quality of the interventions to be carried out and for the sharing, implementing and monitoring of their actions.
It is forbidden to make, induce or encourage false statements to Authorities.

3.2. Political organizations and trade unions
Eni does not make any direct or indirect contributions in whatever form to political parties, movements, committees, political organizations and trade unions, nor to their representatives and candidates, except those specifically contemplated by applicable laws and regulations.

3.3. Development of local Communities
Eni is committed to actively contribute to promoting the quality of life, the socio-economic development of the communities where Eni operates and to the development of their human resources and capabilities, while conducting its business activities according to standards that are compatible with fair commercial practices.
Eni’s activities are carried out in the awareness of the social responsibility that Eni has towards all of its Stakeholders and in particular the local communities in which it operates, in the belief that the capacity for dialogue and interaction with civil society constitutes an important asset for the company. Eni respects the cultural, economic and social rights of the local communities in which it operates and undertakes to contribute, as far as possible, to their exercise, with particular reference to the right to adequate nutrition, drinking water, the highest achievable level of physical and mental health, decent dwellings, education, abstaining from actions that may hinder or prevent the exercise of such rights.
Eni promotes transparency of the information addressed to local communities, with particular reference to the topics that they are most interested in. Forms of continuous and informed consultancy are either promoted, through the relevant Eni structures, in order to take into due consideration the legitimate expectations of local communities in conceiving and conducting corporate activities and in order to promote a proper redistribution of the profits deriving from such activities.
Eni, therefore, undertakes to promote the knowledge of its corporate values and principles, at every level of its organization, also through adequate control procedures, and to protect the rights of local communities, with particular reference to their culture, institutions, ties and life styles.
Within the framework of their respective responsibilities, Eni’s People are required to participate in the definition of single initiatives in compliance with Eni’s policies and intervention programs, to implement them according to criteria of absolute transparency and support them as an integral part of Eni’s objectives.

3.4. Promotion of "non profit" activities
The philanthropic activity of Eni is in line with its vision and attention to sustainable development.
Therefore, Eni undertakes to foster and support, as well as to promote among its People, its "non profit" activities which demonstrate the company’s commitment to help meet the needs of those communities where it operates.

4. RELATIONS WITH CUSTOMERS AND SUPPLIERS

4.1 Customers and consumers
Eni pursues its business success on markets by offering quality products and services under competitive conditions while respecting the rules protecting fair competition.
Eni undertakes to respect the right of consumers not to receive products harmful to their health and physical integrity and to get complete information on the products offered to them.
Eni acknowledges that the esteem of those requesting products or services is of primary importance for success in business. Business policies are aimed at ensuring the quality of goods and services, safety and compliance with the precautionary principle. Therefore, Eni’s People shall:

•	comply with in-house procedures concerning the management of relations with customers and consumers;
•	supply, with efficiency and courtesy, within the limits set by the contractual conditions, high quality products meeting the reasonable expectations and needs of customers and consumers;
•	supply accurate and exhaustive information on products and services and be truthful in advertisements or other kind of communication, so that customers and consumers can make informed decisions.

4.2. Suppliers and external collaborators
Eni undertakes to look for suppliers and external collaborators with suitable professionalism and committed to sharing the principles and contents of the Code and promotes the establishment of long-lasting relations for the progressive improvement of performances while protecting and promoting the principles and contents of the Code.
In relationships regarding tenders, procurement and, generally, the supply of goods and/or services and of external collaborations (including consultants, agents, etc.), Eni’s People shall:

•	follow internal procedures concerning selection and relations with suppliers and external collaborators and abstain from excluding any supplier meeting requirements from bidding for Eni’s orders; adopt appropriate and objective selection methods, based on established, transparent criteria;
•	secure the cooperation of suppliers and external collaborators in guaranteeing the continuous satisfaction of Eni’s customers and consumers, to an extent adequate to that legitimately expected by them, in terms of quality, costs and delivery times;
•	use as much as possible, in compliance with the laws in force and the criteria for legality of transactions with related parties, products and services supplied by Eni companies at arm’s length and market conditions;
•	state in contracts the Code acknowledgement and the obligation to comply with the principles contained therein;
•	comply with, and demand compliance with, the conditions contained in contracts;
•	maintain a frank and open dialogue with suppliers and external collaborators in line with good commercial practice; promptly inform superiors, and the Guarantor, about any possible violations of the Code;

•	inform the relevant Eni Corporate structure about any serious problems that may arise with a particular supplier or external collaborator, in order to evaluate possible consequences for Eni.

The remuneration to be paid shall be exclusively proportionate to the services to be rendered and described in the contract and payments shall not be allowed to any party different from the contract party nor in a third Country different from the one of the parties or where the contract has to be performed.

5. ENI’S MANAGEMENT, EMPLOYEES, COLLABORATORS

5.1. Development and protection of Human Resources
People are basic components in the company’s life. The dedication and professionalism of management and employees represent fundamental values and conditions for achieving Eni’s objectives.
Eni is committed to developing the abilities and skills of management and employees so that their energy and creativity can have full expression for the fulfilment of their potential in their working performance, such as to protect working conditions as regards both mental and physical health and dignity. Undue pressure or discomfort is not allowed, while appropriate working conditions promoting development of personality and professionalism are fostered.
Eni undertakes to offer, in full compliance with applicable legal and contractual provisions, equal opportunities to all its employees, making sure that each of them receives a fair statutory and wage treatment exclusively based on merit and expertise, without discrimination of any kind. Competent departments shall:

•	adopt in any situation criteria of merit and ability (and anyhow strictly professional) in all decisions concerning human resources;
•	select, hire, train, compensate and manage human resources without discrimination of any kind;
•	create a working environment where personal characteristics or beliefs do not give rise to discrimination and which allows the serenity of all Eni’s People.

Eni wishes that Eni’s People, at every level, cooperate in maintaining a climate of common respect for a person’s dignity, honour and reputation. Eni shall do its best to prevent attitudes that can be considered as offensive, discriminatory or abusive. In this regard, any behaviours outside the working place which are particularly offensive to public sensitivity are also deemed relevant.
In any case, any behaviours constituting physical or moral violence are forbidden without any exception.

5.2. Knowledge Management
Eni promotes culture and the initiatives aimed at disseminating knowledge within its structures, and at pointing out the values, principles, behaviours and contributions in terms of innovation of professional families in connection with the development of business activities and to the company’s sustainable growth.
Eni undertakes to offer tools for interaction among the members of professional families, working groups and communities of practice, as well as for coordination and access to know how, and shall promote initiatives for the growth, dissemination and systematization of knowledge relating to the core competences of its structures and aimed at defining a reference framework suitable for guaranteeing operating consistency.
All Eni’s People shall actively contribute to Knowledge Management as regards the activities that they are in charge of, in order to optimize the system for knowledge sharing and distribution among individuals.

5.3. Corporate security
Eni engages in the study, development and implementation of strategies, policies and operational plans aimed at preventing and overcoming any intentional or non-intentional behaviour which may cause direct or indirect damage to Eni’s People and/or to the tangible and intangible resources of the company. Preventive and defensive measures, aimed at minimizing the need for an active response – always in proportion to the attack – to threats to people and assets, are favored.
All Eni’s People shall actively contribute to maintaining an optimal corporate security standard, abstaining from unlawful or dangerous behaviours, and reporting any possible activities carried out by third parties to the detriment of Eni’s assets or human resources to superiors or to the body they belong to, as well as to the relevant Eni Corporate structure.
In any case requiring particular attention to personal safety, it is compulsory to strictly follow the indications in this regard supplied by Eni, abstaining from behaviours which may endanger one’s own safety or the safety of others, promptly reporting any danger for one’s own safety, or the safety of third parties, to one’s superior.

5.4. Harassment or mobbing in the workplace
Eni supports any initiatives aimed at implementing working methods for the achievement of a better organization.
Eni demands that there shall be no harassment or mobbing behaviours in personal working relationships either inside or outside the company. Such behaviours are all forbidden, without exceptions, and are:

•	the creation of an intimidating, hostile, isolating or in any case discriminatory environment for individual employees or groups of employees;
•	unjustified interference in the work performed by others;
•	the placing of obstacles in the way of the work prospects and expectations of others merely for reasons of personal competitiveness or because of other employees.

Any form of violence or harassment, either sexual harassment or harassment based on personal and cultural diversity, is forbidden. Such harassment is for instance:

•	subordinating decisions on someone’s working life to the acceptance of sexual attentions, or personal and cultural diversity;
•	obtaining sexual attentions using the influence of one’s role;
•	proposing private interpersonal relations despite the recipient’s explicit or reasonably clear distaste;
•	alluding to disabilities and physical or psychic impairment, or to forms of cultural, religious or sexual diversity.

5.5. Abuse of alcohol or drugs and no smoking
All Eni’s People shall personally contribute to promoting and maintaining a climate of common respect in the workplace; particular attention is paid to respect of the feelings of others.
Eni will therefore consider individuals who work under the effect of alcohol or drugs, or substances with similar effect, during the performance of their work activities and in the workplace, as being aware of the risk they cause. Chronic addiction to such substances, when it affects work performance, shall be considered similar to the above mentioned events in terms of contractual consequences; Eni is committed to favour social action in this field as provided for by employment contracts.
It is forbidden to:

•	hold, consume, offer or give for whatever reason, drugs or substances with similar effect, at work and in the workplace;
•	smoke in the workplace. Eni supports voluntary initiatives addressed to People to help them quit smoking and, in identifying possible smoking areas, shall take into particular consideration the condition of those suffering physical discomfort from exposure to smoke in the workplace shared with smokers and requesting to be protected from "passive smoking" in their place of work.

III. TOOLS FOR IMPLEMENTING THE CODE OF ETHICS

1. SYSTEM OF INTERNAL CONTROL

Eni undertakes to promote and maintain an adequate system of internal control, i.e. all the necessary or useful tools for addressing, managing and checking activities in the company, aimed at ensuring compliance with corporate laws and procedures, at protecting corporate assets, efficiently managing activities and providing precise and complete accounting and financial information.
The responsibility for implementing an effective system of internal control is shared at every level of Eni’s organizational structure; therefore, all Eni’s People, according to their functions and responsibilities, shall define and actively participate in the correct functioning of the system of internal control.
Eni promotes the dissemination, at every level of its organization, of policies and procedures characterized by awareness of the existence of controls and by an informed and voluntary control oriented mentality; consequently, Eni’s management in the first place and all Eni’s People in any case shall contribute to and participate in Eni’s system of internal control and, with a positive attitude, involve its collaborators in this respect.
Each employee shall be held responsible for the corporate tangible and intangible assets relevant to his/her job. No employee can make, or let others make, improper use of assets and equipment belonging to Eni.
Any practices and attitudes linked to the perpetration or to the participation in the perpetration of frauds are forbidden without any exception.
Control and supervisory bodies, Eni Internal Audit department and appointed auditing companies shall have full access to all data, documents and information necessary to perform their own relevant activities.

1.1. Conflicts of interest
Eni acknowledges and respects the right of its People to take part in investments, business and other kinds of activities other than the activity performed in the interest of Eni, provided that such activities are permitted by law and are compatible with the obligations assumed towards Eni. The Self-Regulatory Code of Eni SpA governs any possible conflict of interest of directors and statutory auditors of Eni SpA.
Eni’s management and employees shall avoid and report any conflicts of interest between personal and family economic activities and their tasks within the company. In particular, everyone shall point out any specific situations and activities of economic or financial interest (owner or member) to them or, as far as they know, of economic or financial interest to relatives of theirs or relatives by marriage within the 2nd degree of kinship, or to persons actually living with them, also involving suppliers, customers, competitors, third parties, or the relevant controlling companies or subsidiaries, and shall point whether they perform corporate administration or control or management functions therein.
Moreover, conflicts of interest are determined by the following situations:

•	use of one’s position in the company, or of information, or of business opportunities acquired during one’s work, to one’s undue benefit or to the undue benefit of third parties;

•	the performing of any type of work for suppliers, sub-suppliers and competitors by employees and/or their relatives.

In any case, Eni’s management and employees shall avoid any situation and activity where a conflict with the Company’s interests may arise, or which can interfere with their ability to make impartial decisions in the best interests of Eni and in full accordance with the principles and contents of the Code, or in general with their ability to fully comply with their functions and responsibilities. Any situation that may constitute or give rise to a conflict of interest shall be immediately reported to one’s superior within management, or to the body one belongs to, and to the Guarantor. Furthermore, the party concerned shall abstain from taking part in the operational/decision-making process, and the relevant superior within management, or the relevant body, shall:

•	identify the operational solutions suitable for ensuring, in the specific case, transparency and fairness of behaviours in the performance of activities;
•	transmit to the parties concerned – and for information to one’s superior, as well as to the Guarantor – the necessary written instructions;
•	file the received and transmitted documentation.

1.2.Transparency of accounting records
Accounting transparency is grounded on the use of true, accurate and complete information which form the basis for the entries in the books of accounts. Each member of company bodies, of management or employee shall cooperate, within their own field of competence, in order to have operational events properly and timely registered in the books of accounts.
It is forbidden to behave in a way that may adversely affect transparency and traceability of the information within financial statements.
For each transaction, the proper supporting evidence has to be maintained in order to allow:

•	easy and punctual accounting entries;
•	identification of different levels of responsibility, as well as of task distribution and segregation;
•	accurate representation of the transaction so as to avoid the probability of any material or interpretative error.

Each record shall reflect exactly what is shown by the supporting evidence. All Eni’s People shall cause that the documentation can be easily traced and filed according to logical criteria.
Eni’s People who become aware of any omissions, forgery, negligence in accounting or in the documents on which accounting is based, shall bring the facts to the attention of their superior, or to the body they belong to, and to the Guarantor.

2. HEALTH, SAFETY, ENVIRONMENT AND PUBLIC SAFETY PROTECTION

Eni’s activities shall be carried out in compliance with applicable worker health and safety, environmental and public safety protection agreements, international standards and laws, regulations, administrative practices and national policies of the Countries where it operates.
Eni actively contributes as appropriate to the promotion of scientific and technological development aimed at protecting the environment and natural resources. The operative management of such activities shall be carried out according to advanced criteria for the protection of the environment and energy efficiency, with the aim of creating better working conditions and protecting the health and safety of employees as well as the environment.
Eni’s People shall, within their areas of responsibility, actively participate in the process of risk prevention as well as environmental, public safety and health protection for themselves, their colleagues and third parties.

3. RESEARCH, INNOVATION AND INTELLECTUAL PROPERTY PROTECTION

Eni promotes research and innovation activities by management and employees, within their functions and responsibilities. Any intellectual assets generated by such activities are an important and fundamental heritage of Eni.
Research and innovation focus in particular on the promotion of products, tools, processes and behaviours supporting energy efficiency, reduction of environmental impact, attention to health and safety of employees, of customers and of the local communities where Eni operates, and in general sustainability of business activities.
Eni’s People shall actively contribute, within their functions and responsibilities, to managing intellectual property in order to allow its development, protection and enhancement.

4. CONFIDENTIALITY

4.1. Protection of business secret
Eni’s activities constantly require the acquisition, storing, processing, communication and dissemination of information, documents and other data regarding negotiations, administrative proceedings, financial transactions, and know-how (contracts, deeds, reports, notes, studies, drawings, pictures, software, etc.) that may not be disclosed to the outside pursuant to contractual agreements, or whose inopportune or untimely disclosure may be detrimental to corporate interest.
Without prejudice to the transparency of the activities carried out and to the information obligations imposed by the provisions in force, Eni’s People shall ensure the confidentiality required by the circumstances for each piece of news they have got to know of because of their working function.
Any information, knowledge and data acquired or processed during one’s work or because of one’s tasks at Eni, belong to Eni and may not be used, communicated or disclosed without specific authorization of one’s superior within management in compliance with specific procedures.

4.2. Protection of privacy
Eni is committed to protecting information concerning its People and third parties, whether generated or obtained inside Eni or in the conduct of Eni’s business, and to avoiding improper use of any such information.
Eni intends to guarantee that processing of personal data within its structures respects fundamental rights and freedoms, as well as the dignity of the parties concerned, as contemplated by the legal provisions in force.
Personal data must be processed in a lawful and fair way and, in any case, the data collected and stored is only that which is necessary for certain, explicit and lawful purposes. Data shall be stored for a period of time no longer than necessary for the purposes of collection.
Eni undertakes moreover to adopt suitable preventive safety measures for all databases storing and keeping personal data, in order to avoid any risks of destruction and losses or of unauthorized access or unallowed processing.
Eni’s People shall:

•	obtain and process only data that are necessary and adequate to the aims of their work and responsibilities;
•	obtain and process such data only within specified procedures, and store said data in a way that prevents unauthorized parties from having access to it;
•	represent and order data in a way ensuring that any party with access authorization may easily get an outline thereof which is as accurate, exhausting and truthful as possible;
•	disclose such data pursuant to specific procedures or subject to the express authorization by their superior and, in any case, only after having checked that such data may be disclosed, also making reference to absolute or relative constraints concerning third parties bound to Eni by a relation of whatever nature and, if applicable, after having obtained their consent.

4.3. Membership in associations, participation in initiatives, events or external meetings
Membership in associations, participation in initiatives, events or external meetings is supported by Eni if compatible with the working or professional activity provided. Membership and participation considered as such are:

•	membership in associations, participation in conferences, workshops, seminars, courses;
•	drawing up of articles, papers and publications in general;
•	participation in public events in general.

In this regard, Eni’s management and employees in charge of illustrating, or providing to the outside data or news concerning Eni’s objectives, aims, results and points of view, shall not only comply with corporate procedures relating to market abuse, but also obtain the necessary authorization from their superior within management for the lines of action to follow and the texts as well as reports drawn up, such as to agree on contents with the relevant Eni Corporate structure.

IV. CODE OF ETHICS SCOPE OF APPLICATION AND REFERENCE STRUCTURES

The principles and contents of the Code apply to Eni’s People and activities.
Any listed subsidiaries and power & gas sector subsidiaries subject to unbundling shall receive the Code and adopt it, adjusting it – if necessary – to the characteristics of their company, consistently with their management independence.
The representatives indicated by Eni in the company bodies of partially owned companies, in consortia and in joint ventures shall promote the principles and contents of the Code within their own respective areas of competence.
Directors and management must be the first to give concrete form to the principles and contents of the Code, by assuming responsibility for them both towards the inside and the outside and by enhancing trust, cohesion and a sense of team-work, as well as providing a behaviour model for their collaborators in order to have them comply with the Code and make questions and suggestions on specific provisions.
To achieve full compliance with the Code, each of Eni’s People may even apply directly to the Guarantor.

1. OBLIGATION TO KNOW THE CODE AND TO REPORT ANY POSSIBLE VIOLATION THEREOF

Each of Eni’s People is expected to know the principles and contents of the Code as well as the reference procedures governing own functions and responsibilities.
Each of Eni’s People shall:

•	refrain from all conduct contrary to such principles, contents and procedures;

•	carefully select, as long as within their field of competence, their collaborators, and have them fully comply with the Code;
•	require any third parties having relations with Eni to confirm that they know the Code;
•	immediately report to their superiors or the body they belong to, and to the Guarantor, any remarks of theirs or information supplied by Stakeholders concerning a possible violation or any request to violate the Code; reports of possible violations shall be sent in compliance with conditions provided for by the specific procedures established by the Board of Statutory Auditors and by the Watch Structure of Eni SpA;
•	cooperate with the Guarantor and with the relevant departments according to the applicable specific procedures in ascertaining any violations;
•	adopt prompt corrective measures whenever necessary, and in any case prevent any type of retaliation.

Eni’s People are not allowed to conduct personal investigations, nor to exchange information, except to their superiors, or to the body that they belong to, and to the Guarantor. If, after notifying a supposed violation any of Eni’s People feels that he or she has been subject to retaliation, then he or she may directly apply to the Guarantor.

2. REFERENCE STRUCTURES AND SUPERVISION

Eni is committed to ensuring, even through the Guarantor’s appointment:

•	the widest dissemination of the principles and contents of the Code among Eni’s People and the other Stakeholders, providing any possible tools for understanding and clarifying the interpretation and the implementation of the Code, as well as for updating the Code as required to meet evolving civil sensibility and relevant laws;
•	the execution of checks on any notice of violation of the Code principles and contents or of reference procedures; an objective evaluation of the facts and, if necessary, the adoption of appropriate sanctions; that no one may suffer any retaliation whatsoever for having provided information regarding possible violations of the Code or of reference procedures.

2.1. Guarantor of the Code of Ethics
The Code of Ethics is, among other things, a compulsory general principle of the Organizational, Management and Control Model adopted by Eni SpA according to the Italian provision on the "administrative liability of legal entities deriving from offences" contained in Legislative Decree No. 231 of June 8, 2001.
Eni SpA assigns the functions of Guarantor to the Watch Structure established pursuant to the above-mentioned Model. Each direct or indirect subsidiary, in Italy and abroad, entrusts the function of Guarantor to its own Watch Structure by formal deed of the relevant corporate body.
The Guarantor is entrusted with the task of:

•	promoting the implementation of the Code and the issue of reference procedures; reporting and proposing to the CEO of the company the useful initiatives for a greater dissemination and knowledge of the Code, also in order to prevent any recurrences of violations;
•	promoting specific communication and training programs for Eni’s management and employees;
•	investigating reports of any violation of the Code by initiating proper inquiry procedures; taking action at the request of Eni’s People in the event of receiving reports that violations of the Code have not been properly dealt with or in the event of being informed of any retaliation against Eni’s people for having reported violations;
•	notifying relevant structures of the results of investigations relevant to the adoption of possible penalties; informing the relevant line/area structures about the results of investigations relevant to the adoption of the necessary measures.

Moreover, the Guarantor of Eni SpA submits to the Internal Control Committee and to the Board of Statutory Auditors as well as to the Chairman and to the Chief Executive Officer, which report about it to the Board of Directors, a six-monthly report on the implementation and possible need for updating the Code.
For the performance of its tasks, the Guarantor of Eni SpA avails itself of "Technical Secretariat of the Watch Structure 231 of Eni SpA" that reports thereto and is supported by the relevant Structures of Eni SpA. The Technical Secretariat is responsible for starting and maintaining an adequate reporting and communication flow to and from the Guarantors of subsidiaries.
Each information flow is to be sent to the following email address:
organismo_di_vigilanza@eni.it

2.2. Code Promotion Team
The Code is made available to Eni’s People in compliance with applicable standards, and is also available on the internet and intranet sites of Eni SpA and of subsidiaries.
In order to promote the knowledge and facilitate the implementation of the Code, a Code Promotion Team reporting to the Guarantor of Eni SpA has been established. The Team makes available within Eni all possible tools for understanding and clarifying the interpretation and the implementation of the Code.
The members of the Team are chosen by the Chief Executive Officer of Eni SpA upon proposal of the Guarantor of Eni SpA.

3. CODE REVIEW

The Code review is approved by the Board of Directors of Eni SpA, upon proposal of the Chief Executive Officer with the agreement of the Chairman, after hearing the opinion of the Board of Statutory Auditors.
The proposal is made taking into consideration the Stakeholders’ evaluation with reference to the principles and contents of the Code, promoting active contribution and notification of possible deficiencies by Stakeholders themselves.

4. CONTRACTUAL VALUE OF THE CODE

Respect of the Code’s rules is an essential part of the contractual obligations of all Eni’s People pursuant to and in accordance with applicable law.
Any violation of the Code’s principles and contents may be considered as a violation of primary obligations under labour relations or of the rules of discipline and can entail the consequences provided for by law, including termination of the work contract and compensation for damages arising out of any violation.

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

Date: May 21, 2008

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

Date: May 21, 2008

/s/MARCO MANGIAGALLI

Marco Mangiagalli Title: Chief Financial Officer

EXHIBIT 13.1

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2007 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 21, 2008

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

EXHIBIT 13.2

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2007 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 21, 2008

/s/MARCO MANGIAGALLI

Marco Mangiagalli Title: Chief Financial Officer

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.