Form 20-F/A
period 2008-12-31
ENI SPA
filed 2009-09-01
CIK 1002242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
————————————————————
Form 20-F /A
(Amendment No. 1)

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
00144 Rome
Italy
(Address of principal executive offices)
Alessandro Bernini
Eni SpA
1, piazza Ezio Vanoni
San Donato Milanese
20097 Milan
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

EXPLANATORY NOTE

Eni SpA is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on May 14, 2009 ("Original Form 20-F") in order to include the earlier year of activities in the Company’s consolidated statements of changes in shareholders’ equity, which was inadvertently omitted in the Original Form 20-F.

Accordingly, this Amendment amends Item 18 of the Original Form 20-F to provide the 2006 consolidated statement of changes in shareholders’ equity appearing on page F-5 of this Amendment.

This Amendment should be read in conjunction with the Original Form 20-F, which continues to speak as of the date that the Original Form 20-F was filed. Except as specifically noted above, this Amendment does not modify or update any disclosures in the Original Form 20-F. Accordingly, this Amendment does not reflect events occurring after the filing of the Original Form 20-F or modify or update any disclosures that may have been affected by subsequent events, including the results of operations, financial condition, cash flows or any forward-looking statements made in the Original Form 20-F.

PART I

Omissis

PART II

Omissis

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

i

Item 19. EXHIBITS

Certifications:

12.1. Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

12.2. Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act

13.1. Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act)

13.2. Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act)

ii

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

PricewaterhouseCoopers SpA

Rome, Italy
May 14, 2009

CONSOLIDATED BALANCE SHEET
(euro million)

Dec. 31, 2007	Dec. 31, 2008

Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents	(1)	2,114		1,939
Other financial assets held for trading or available for sale:	(2)
- equity instruments		2,476		2,741
- other securities		433		495
		2,909		3,236
Trade and other receivables	(3)	20,676	1,616	22,222	1,539
Inventories	(4)	5,499		6,082
Current tax assets	(5)	703		170
Other current tax assets	(6)	833		1,130
Other current assets	(7)	1,080		2,349	59
Total current assets		33,814		37,128
Non-current assets
Property, plant and equipment	(8)	46,919		55,833
Other assets	(9)	563
Inventory - compulsory stock	(10)	2,171		1,196
Intangible assets	(11)	7,551		11,037
Equity-accounted investments	(12)	5,639		5,471
Other investments	(12)	472		410
Other financial assets	(13)	923	87	1,134	356
Deferred tax assets	(14)	1,915		2,912
Other non-current receivables	(15)	1,110	16	1,401	21
Total non-current assets		67,263		79,394
Assets classified as held for sale	(26)	383		68
TOTAL ASSETS		101,460		116,590
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	(16)	7,763	131	6,359	153
Current portion of long-term debt	(21)	737		549
Trade and other payables	(17)	17,116	1,021	20,515	1,253
Income taxes payable	(18)	1,688		1,949
Other taxes payable	(19)	1,383		1,660
Other current liabilities	(20)	1,556	4	4,319	4
Total current liabilities		30,243		35,351
Non-current liabilities
Long-term debt	(21)	11,330	16	13,929	9
Provisions for contingencies	(22)	8,486		9,573
Provisions for employee benefits	(23)	935		947
Deferred tax liabilities	(24)	5,471		5,742
Other non-current liabilities	(25)	2,031	57	2,538	53
Total non-current liabilities		28,253		32,729
Liabilities directly associated with the assets classified as held for sale	(26)	97
TOTAL LIABILITIES		58,593		68,080
SHAREHOLDERS’ EQUITY	(27)
Minority interest		2,439		4,074
Eni shareholders’ equity
Share capital		4,005		4,005
Reserves		34,610		40,722
Treasury shares		(5,999)		(6,757)
Interim dividend		(2,199)		(2,359)
Net profit		10,011		8,825
Total Eni shareholders’ equity		40,428		44,436
TOTAL SHAREHOLDERS’ EQUITY		42,867		48,510
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		101,460		116,590

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(euro million except as otherwise stated)

2006	2007	2008

Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(30)	86,105	3,974	87,256	4,198	108,148	5,048
Other income and revenues		783		827		720	39
Total revenues		86,888		88,083		108,868
OPERATING EXPENSES	(31)
Purchases, services and other		57,490	2,720	58,179	3,777	76,408	6,298
- of which non-recurring charge		239		91		(21)
Payroll and related costs		3,650		3,800		4,004
- of which non-recurring income				(83)
Depreciation, depletion, amortization and impairments		6,421		7,236		9,815
OPERATING PROFIT		19,327		18,868		18,641
FINANCE INCOME (EXPENSE)	(32)
Finance income		3,749	58	4,445	49	7,985	42
Finance expense		(3,971)	(18)	(4,554)	(20)	(8,198)	(17)
Derivative financial instruments		383		26	10	(551)	58
		161		(83)		(764)
INCOME FROM INVESTMENTS	(33)
Share of profit (loss) of equity-accounted investments		795		773		640
Other gain (loss) from investments		108		470		733
		903		1,243		1,373
PROFIT BEFORE INCOME TAXES		20,391		20,028		19,250
Income taxes	(34)	(10,568)		(9,219)		(9,692)
Net profit		9,823		10,809		9,558
Attributable to
Eni		9,217		10,011		8,825
Minority interest	(27)	606		798		733
		9,823		10,809		9,558
Earnings per share attributable to Eni (euro per share)	(35)
Basic		2.49		2.73		2.43
Diluted		2.49		2.73		2.43

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(euro million)

Eni shareholders’ equity

Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2005	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217
Net profit for the year									9,217	9,217	606	9,823
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities				(13)						(13)		(13)
Change in the fair value of cash flow hedge derivatives				(15)						(15)		(15)
Foreign currency translation differences					(1,266)					(1,266)	(29)	(1,295)
				(28)	(1,266)					(1,294)	(29)	(1,323)
Total recognized income and (expense) for the year				(28)	(1,266)				9,217	7,923	577	8,500
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share) in settlement of 2005 interim dividend of euro 0.45 per share								1,686	(4,086)	(2,400)		(2,400)
Dividend distribution of Eni SpA (euro 0.60 per share)								(2,210)		(2,210)		(2,210)
Dividend distribution of other companies											(222)	(222)
Payments by minority shareholders											22	22
Allocation of 2005 net profit							4,702		(4,702)
Authorization of shares repurchase			2,000				(2,000)
Shares repurchased						(1,241)				(1,241)		(1,241)
Treasury shares sold under incentive plans for Eni managers			(85)	54		85	21			75		75
Difference between the carrying amount and strike price of stock options exercised by Eni managers							7			7		7
			1,915	54		(1,156)	2,730	(524)	(8,788)	(5,769)	(200)	(5,969)
Other changes in shareholders’ equity
Sale to Saipem Projects SpA of Snamprogetti SpA				247						247	(247)
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(306)	(306)
Purchase and sale to third parties of consolidated subsidiaries											(5)	(5)
Cost related to stock options							14			14		14
Reclassification of reserves of Eni SpA			2	(5,224)		(2)	5,224
Foreign currency translation differences on the distribution of dividends and other changes					(73)		(181)			(254)	2	(252)
			2	(4,977)	(73)	(2)	5,057			7	(556)	(549)

Balance at December 31, 2006	4,005	959	7,262	400	(398)	(5,374)	25,168	(2,210)	9,217	39,029	2,170	41,199

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY continued
(euro million)

Eni shareholders’ equity

Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2006	4,005	959	7,262	400	(398)	(5,374)	25,168	(2,210)	9,217	39,029	2,170	41,199
Net profit for the year									10,011	10,011	798	10,809
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities				(4)						(4)		(4)
Change in the fair value of cash flow hedge derivatives				(1,370)						(1,370)		(1,370)
Foreign currency translation differences				25	(1,954)					(1,929)	(51)	(1,980)
				(1,349)	(1,954)					(3,303)	(51)	(3,354)
Total recognized income and (expense) for the year				(1,349)	(1,954)				10,011	6,708	747	7,455
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share) in settlement of 2006 interim dividend of euro 0.60 per share								2,210	(4,594)	(2,384)		(2,384)
Interim dividend distribution of Eni SpA (euro 0.60 per share)								(2,199)		(2,199)		(2,199)
Dividend distribution of other companies											(289)	(289)
Payments by minority shareholders											1	1
Allocation of 2006 net profit							4,623		(4,623)
Shares repurchased						(680)				(680)		(680)
Treasury shares sold under incentive plans for Eni managers			(55)	35		55	11			46		46
Difference between the carrying amount and strike price of stock options exercised by Eni managers							9			9		9
			(55)	35		(625)	4,643	11	(9,217)	(5,208)	(288)	(5,496)
Other changes in shareholders’ equity
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(201)	(201)
Cost related to stock option and stock grant							18			18		18
Foreign currency translation differences on the distribution of dividends and other changes					119		(238)			(119)	11	(108)
					119		(220)			(101)	(190)	(291)
Balance at December 31, 2007	4,005	959	7,207	(914)	(2,233)	(5,999)	29,591	(2,199)	10,011	40,428	2,439	42,867

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY continued
(euro million)

Eni shareholders’ equity

Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2007	4,005	959	7,207	(914)	(2,233)	(5,999)	29,591	(2,199)	10,011	40,428	2,439	42,867
Net profit for the year									8,825	8,825	733	9,558
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities (Note 27)				2						2		2
Change in the fair value of cash flow hedge derivatives (Note 27)				1,255						1,255	(52)	1,203
Foreign currency translation differences					1,066					1,066	11	1,077
				1,257	1,066					2,323	(41)	2,282
Total recognized income and (expense) for the year				1,257	1,066				8,825	11,148	692	11,840
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.70 per share) in settlement of 2007 interim dividend of euro 0.60 per share								2,199	(4,750)	(2,551)		(2,551)
Interim dividend distribution of Eni SpA (euro 0.65 per share)								(2,359)		(2,359)		(2,359)
Dividend distribution of other companies											(297)	(297)
Payments by minority shareholders											20	20
Allocation of 2007 net profit							5,261		(5,261)
Shares repurchased						(778)				(778)		(778)
Treasury shares sold under incentive plans for Eni managers			(20)	13		20	(1)			12		12
Difference between the carrying amount and strike price of stock options exercised by Eni managers							2			2		2
			(20)	13		(758)	5,262	(160)	(10,011)	(5,674)	(277)	(5,951)
Other changes in shareholders’ equity
Net effect related to the purchase of treasury shares by Saipem SpA											(31)	(31)
Cost related to stock option and stock grant							18			18		18
Put option granted to Publigaz (the Distrigas minority shareholder)				(1,495)						(1,495)		(1,495)
Minority interest recognized following the acquisition of Distrigas NV and Hindustan Oil Exploration Co Ltd											1,261	1,261
Foreign currency translation differences on the distribution of dividends and other changes				(1)	198		(186)			11	(10)	1
				(1,496)	198		(168)			(1,466)	1,220	(246)
Balance at December 31, 2008 (Note 27)	4,005	959	7,187	(1,140)	(969)	(6,757)	34,685	(2,359)	8,825	44,436	4,074	48,510

CONSOLIDATED STATEMENT OF CASH FLOWS
(euro million)

Note	2006	2007	2008

Net profit of the year		9,823	10,809	9,558
Depreciation, depletion and amortization	(31)	6,153	7,029	8,422
Revaluations, net		(386)	(494)	2,560
Net change in provisions for contingencies		(86)	(122)	414
Net change in the provisions for employee benefits		72	(67)	(8)
Gain on disposal of assets, net		(59)	(309)	(219)
Dividend income	(33)	(98)	(170)	(510)
Interest income		(387)	(603)	(592)
Interest expense		346	523	809
Exchange differences		6	(119)	(319)
Income taxes	(34)	10,568	9,219	9,692
Cash generated from operating profit before changes in working capital		25,952	25,696	29,807
(Increase) decrease:
- inventories		(953)	(1,117)	(801)
- trade and other receivables		(1,952)	(655)	(974)
- other assets		(315)	(362)	162
- trade and other payables		2,146	360	2,318
- other liabilities		50	107	1,507
Cash from operations		24,928	24,029	32,019
Dividends received		848	658	1,150
Interest received		395	333	266
Interest paid		(294)	(555)	(852)
Income taxes paid, net of tax receivables received		(8,876)	(8,948)	(10,782)
Net cash provided from operating activities		17,001	15,517	21,801
- of which with related parties	(37)	2,206	549	(62)
Investing activities:
- tangible assets	(8)	(5,963)	(8,364)	(12,082)
- intangible assets	(11)	(1,870)	(2,229)	(2,480)
- consolidated subsidiaries and businesses		(46)	(4,759)	(3,634)
- investments	(12)	(42)	(4,890)	(385)
- securities		(49)	(76)	(152)
- financing receivables		(516)	(1,646)	(710)
- change in payables and receivables in relation to capital expenditures and capitalized depreciation		(26)	185	367
Cash flow from investments		(8,512)	(21,779)	(19,076)
Disposals:
- tangible assets		231	165	318
- intangible assets		18	35	2
- consolidated subsidiaries and businesses		8	56	149
- investments		36	403	510
- securities		382	491	145
- financing receivables		794	545	1,293
- change in payables and receivables in relation to disposals		(8)	(13)	(299)
Cash flow from disposals		1,461	1,682	2,118
Net cash used in investing activities (*)		(7,051)	(20,097)	(16,958)
- of which with related parties	(37)	(686)	(822)	(1,598)

CONSOLIDATED STATEMENT OF CASH FLOWS continued
(euro million)

Note	2006	2007	2008

Proceeds from long-term debt		2,888	6,589	3,774
Repayments of long-term debt		(2,621)	(2,295)	(2,104)
Increase (decrease) in short-term debt		(949)	4,467	(690)
		(682)	8,761	980
Net capital contributions by minority shareholders		22	1	20
Net acquisition of treasury shares different from Eni SpA		(477)	(340)	(50)
Acquisition of additional interests in consolidated subsidiaries		(7)	(16)
Sale of additional interests in consolidated subsidiaries		35
Dividends paid to Eni’s shareholders		(4,610)	(4,583)	(4,910)
Dividends paid to minority interest		(222)	(289)	(297)
Net purchase of treasury shares		(1,156)	(625)	(768)
Net cash used in financing activities		(7,097)	2,909	(5,025)
- of which with related parties	(37)	(57)	20	14
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(4)	(40)	(1)
Effect of exchange rate changes on cash and cash equivalents		(197)	(160)	8
Net cash flow for the period		2,652	(1,871)	(175)
Cash and cash equivalents - beginning of year	(1)	1,333	3,985	2,114
Cash and cash equivalents - end of year	(1)	3,985	2,114	1,939

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. For the definition of net borrowings, see "Item 5 – Operating and Financial Review and Prospects".
Cash flows of such investments were as follows:

(euro million)	2006	2007	2008

Financing investments:
- securities	(44)	(75)	(74)
- financing receivables	(134)	(970)	(99)
	(178)	(1,045)	(173)
Disposal of financing investments:
- securities	340	419	145
- financing receivables	54	147	939
	394	566	1,084
Net cash flows from financing activities	216	(479)	216

SUPPLEMENTAL CASH FLOW INFORMATION
(euro million)

2006	2007	2008

Effect of investment of companies included in consolidation and businesses
Current assets	68	398	1,938
Non-current assets	130	5,590	7,442
Net borrowings	53	1	1,543
Current and non-current liabilities	(92)	(972)	(3,598)
Net effect of investments	159	5,017	7,325
Minority interests			(1,261)
Fair value of investments held before the acquisition of control		(13)	(601)
Sale of unconsolidated entities controlled by Eni	(60)
Purchase price	99	5,004	5,463
less:
Cash and cash equivalents	(53)	(245)	(1,829)
Cash flow on investments	46	4,759	3,634
Effect of disposal of consolidated subsidiaries and businesses
Current assets	9	73	277
Non-current assets	1	20	299
Net borrowings	(1)	26	(118)
Current and non-current liabilities	(4)	(94)	(270)
Net effect of disposals	5	25	188
Gain on disposal	3	33	25
Minority interest			(1)
Selling price	8	58	212
less:
Cash and cash equivalents		(2)	(63)
Cash flow on disposals	8	56	149

Transactions that did not produce cash flows
Acquisition of equity investments in exchange of businesses contribution:

(euro million)	2006	2007	2008

Current assets	23
Non-current assets	213	38
Net borrowings	(44)	(4)
Long-term and short-term liabilities	(53)
Net effect of contribution	139	34
Minority interest	(36)
Gain on contribution	18
Acquisition of investments	121	34

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

The evaluation of the specific country risk to be included in the discount rate is provided by external parties. WACC differs considering the risk associated with individual operating segments; in particular for the assets belonging to the Gas & Power and Engineering & Construction segments, taking into account the different risk compared with Eni, specific WACC rates have been defined (for Gas & Power segment on the basis of a sample of companies operating in the same segment; for Engineering & Construction segment on the basis of the market quotation); WACC used for impairments in the Gas & Power segment is adjusted to take into consideration the risk premium of the specific country of the activity while WACC used for impairments in the Engineering & Construction segment is not adjusted for country risk as most of the company assets are not located in a specific country. For the regulated activities, the discount rate to use for the measurement of value in use is equal to the rate of return defined by the Regulator. For the other segments, a single WACC is used considering that the risk is the same to that of Eni as a whole. Value in use is calculated net of the tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate deriving, through an iteration process, from a post-tax valuation. Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so-called "cash generating unit". When the reasons for their impairment cease to exist, Eni makes a reversal that is recognized in profit and loss account as income from asset revaluation. This reversed amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

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

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislation that implements international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.

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

"Improvements to IFRS", defined in the context of the annual process of "Improvements to IFRS" regards only changes to the existing standards with a technical and editorial nature. The provisions come into effect starting on January 1, 2009.

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

Service concession arrangements primarily refer to the Italian gas distribution activity (euro 3,111 million and euro 3,205 million at December 31, 2007 and 2008, respectively). Such activity is conducted on the basis of concessions granted by local public entities. At the expiry date of the concession, compensation is paid, defined by using criteria of business appraisal, to the outgoing operator following the sale of its own gas distribution network. Service tariffs for distribution are defined on the basis of a method established by the Authority for Electricity and Gas. Legislative Decree No. 164/2000 provides the grant of distribution service exclusively by tender, with a maximum length of 12 years. Government grants recorded as a decrease in service concession arrangements amounted to euro 657 million (euro 513 million at December 31, 2007).

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

The discount rates adopted ranged from 3.3% to 6.2% (from 4.2% to 6.2% at December 31, 2007). Other changes of euro 116 million related to negative currency translation differences which arose from the translation of financial statements denominated in currencies other than the euro (euro 157 million). Offsetting this effect was the acquisition of Eni Hewett Ltd by the Exploration & Production segment (euro 52 million).

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

Carry-forward tax losses of euro 171 million were expected to be offset against future taxable profit and were in respect of Italian subsidiaries for euro 88 million and of foreign subsidiaries for euro 83 million. Deferred tax assets recognized on these losses amounted to euro 29 million and euro 28 million, respectively.

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

With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the

Company’s Board of Directors taking into account the credit ratings provided by the primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions. Those are the sole Group entities entitled to be party to financial transactions due to the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have been also selected on more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period. Eni has not experienced material non-performance by any counterparty. As of December 31, 2007 and 2008, Eni had no significant concentrations of credit risk.

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

The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

Expected payments by period under contractual obligations and commercial commitments

Maturity year

(euro million)	2009	2010	2011	2012	2013	2014 and thereafter	Total

Operating lease obligations (1)	618	1,025	697	468	395	1,084	4,287
Decommissioning liabilities (2)	269	35	61	18	256	8,830	9,469
Environmental liabilities	396	421	284	223	221	443	1,988
Purchase obligations (3)	17,938	13,777	14,326	14,405	14,112	185,415	259,973
Gas
- Natural gas to be purchased in connection with take-or-pay contracts	15,694	13,041	13,574	13,610	13,343	179,067	248,329
- Natural gas to be transported in connection with ship-or-pay contracts	539	537	545	549	528	3,151	5,849
Other take-or-pay and ship-or-pay obligations	139	135	126	111	106	838	1,455
Other purchase obligations (4)	1,566	64	81	135	135	2,359	4,340
Other obligations	8	5	5	5	5	152	180
of which:
- Memorandum of intent relating to Val d’Agri	8	5	5	5	5	152	180
	19,229	15,263	15,373	15,119	14,989	195,924	275,897

(1)	Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(4)	Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the U.S.

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

Country risk
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American. At December 31, 2008, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2008, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such countries, and to have access to oil and gas reserves. Further risks related to the activity undertaken in these countries, are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; and (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each country’s risk profile. Country risk is mitigated in accordance with guidelines on risk management defined in the procedure "Project risk assessment and management". In the most recent years, unfavorable developments in the regulatory framework, mainly regarding tax issues, have been implemented or announced also in EU countries and in North America.

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

Other information about financial instruments
The carrying amount of financial instruments and relevant economic effect for the year 2008 consisted of the following:

Finance income (expense) recognized in

(euro million)	Carrying amount	Profit and loss account	Equity

Held-for-trading financial instruments
Non-hedging derivatives (a)	(374)	(558)
Held-to-maturity financial instruments
Securities	50	2	3
Available-for-sale financial instruments
Securities (a)	495	19
Receivables and payables and other assets/liabilities valued at amortized cost
Trade receivables and other (b)	22,446	(254)
Financing receivables (a)	1,908	117
Trade payables and other (c)	20,570	(53)
Financing payables (a)	20,837	(607)
Assets at fair value through profit or loss (fair value option)
Investments (a)	2,741	241
Net liabilities for hedging derivatives (d)	280	1,012	964

(a)	Gains or losses were recognized in the profit and loss account within "Finance income (expense)".
(b)	In the profit and loss account, impairments and losses on receivables were recognized within "Purchase, services and other" for euro 385 million whilst negative exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were recognized within "Finance income (expense)" for euro 100 million.
(c)	Positive exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were recognized in the profit and loss account within "Finance income (expense)".
(d)	Gains or losses were recognized in the profit and loss account within "Net sales from operations" and "Purchase, services and other" for euro 1,005 million within "Finance income (expense)" for euro 7 million (time value component).

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

Assets under concession arrangements

Eni operates under concession arrangements mainly in the Exploration & Production segment and in some activities of the Gas & Power segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the production and development activities and it is entitled to the productions realized. In Product Sharing Agreement and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recovery of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). With reference to natural gas storage in Italy, the activity is conducted on the basis of concessions with a duration that does not exceed a twenty year duration and it is granted by the Ministry of Productive Activities to persons that are consistent with legislation requirements and that can demonstrate to be able to conduct a storage program that meets the public interest in accordance with the laws. In the Gas & Power segment the gas distribution activity is primarily conducted on the basis of concessions granted by local public entities. At the expiry date of the concession, compensation is paid, defined by using criteria of business appraisal, to the outgoing operator following the sale of its own gas distribution network. Service tariffs for distribution are defined on the basis of a method established by the Authority for Electricity and Gas. Legislative Decree No. 164/2000 provides the grant of distribution service exclusively by tender, with a maximum length of 12 years.

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

Stock-based compensation

Stock grant
In 2008 residual rights for stock grant were exercised by managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code as eligible to this compensation plan. Therefore at the balance sheet date there are no residual rights granted. Changes in the 2006, 2007 and 2008 stock grant plans consisted of the following:

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to this annual report on its behalf.

Date: September 1, 2009

Eni SpA

/s/ANTONIO CRISTODORO

Antonio Cristodoro
Title: Deputy Corporate Secretary

Certifications as separate documents filed as exhibits

EXHIBIT 12.1

Certification

I, Paolo Scaroni, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Eni SpA;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date: September 1, 2009

/s/PAOLO SCARONI

Paolo Scaroni Title: Chief Executive Officer

EXHIBIT 12.2

Certification

I, Alessandro Bernini, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Eni SpA;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date: September 1, 2009

/s/ALESSANDRO BERNINI

Alessandro Bernini Title: Chief Financial Officer

EXHIBIT 13.1

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F/A of the Company for the year ended December 31, 2008 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 1, 2009

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

EXHIBIT 13.2

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F/A of the Company for the year ended December 31, 2008 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 1, 2009

/s/ALESSANDRO BERNINI

Alessandro Bernini Title: Chief Financial Officer

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.