Form 20-F
period 2012-12-31
ENI SPA
filed 2013-04-09
CIK 1002242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
————————————————————
Form 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
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
Massimo Mondazzi
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
                                        Ordinary shares                                                                                                                                                                 3,634,185,330

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	No
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
* This requirement does not apply to the registrants in respect of this filing.

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

GLOSSARY

A glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

Leverage	A non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including minority interest. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure which in the case of the Company refers to IFRS, see "Item 5 – Financial Condition".

Net borrowings	Eni evaluates its financial condition by reference to "net borrowings", which is a non-GAAP measure. Eni calculates net borrowings as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure which in the case of the Company refers to IFRS, see "Item 5 – Financial Condition".

TSR (Total Shareholder Return)	Management uses this measure to asses the total return of the Eni share. It is calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

Business terms

AEEG (Authority for Electricity and Gas)	The Regulatory Authority for Electricity and Gas is the Italian independent body which regulates, controls and monitors the electricity and gas sectors and markets in Italy. The Authority’s role and purpose is to protect the interests of users and consumers, promote competition and ensure efficient, cost-effective and profitable nationwide services with satisfactory quality levels.

Associated gas	Associated gas is a natural gas found in contact with or dissolved in crude oil in the reservoir. It can be further categorized as Gas-Cap Gas or Solution Gas.

Average reserve life index	Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel/BBL	Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

BOE	Barrel of Oil Equivalent. It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a certain coefficient (see "Conversion Table").

Concession contracts	Contracts currently applied mainly in Western countries regulating relationships between states and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on exploration, development and production activities and for this reason it acquires a right to hydrocarbons extracted against the payment of royalties on production and taxes on oil revenues to the state.

Condensates	Condensates is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

Conversion capacity	Maximum amount of feedstock that can be processed in certain dedicated facilities of a refinery to obtain finished products. Conversion facilities include catalytic crackers, hydrocrackers, visbreaking units, and coking units. Balanced conversion capacity of a refinery is a measure of a refinery capacity to process raw materials averaging both capacity at topping and capacity at conversion plants that normally have smaller capacity.

Conversion index	Ratio of capacity of conversion facilities to primary distillation capacity. The higher the ratio, the higher is the capacity of a refinery to obtain high value products from the heavy residue of primary distillation.

Deep waters	Waters deeper than 200 meters.

Development	Drilling and other post-exploration activities aimed at the production of oil and gas.

Enhanced recovery	Techniques used to increase or stretch over time the production of wells.

EPC	Engineering, Procurement and Construction.

EPIC	Engineering, Procurement, Installation and Construction.

Exploration	Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis and well drilling.

FPSO	Floating Production Storage and Offloading System.

FSO	Floating Storage and Offloading System.

Infilling wells	Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG	Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed back into its natural gaseous state and consumed. One tonne of LNG corresponds to 1,400 cubic meters of gas.

LPG	Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Margin	The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemical products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Mineral Potential	(Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage	According to Legislative Decree No. 164/2000, these are volumes required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons. The purpose is to ensure production flexibility as required by long-term purchase contracts as well as to cover technical risks associated with production.

Modulation Storage	According to Legislative Decree No. 164/2000, these are volumes required for meeting hourly, daily and seasonal swings in demand.

Natural gas liquids (NGL)	Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that were previously defined as natural gasoline, are natural gas liquids.

Network Code	A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Over/Under lifting	Agreements stipulated between partners which regulate the right of each to its share in the production for a set period of time. Amounts lifted by a partner different from the agreed amounts determine temporary Over/Under lifting situations.

Possible reserves	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

Probable reserves	Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

Primary balanced refining capacity	Maximum amount of feedstock that can be processed in a refinery to obtain finished products measured in BBL/d.

Production Sharing Agreement ("PSA")	Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, among others, regulating relationships between states and oil companies with regard to the exploration and production of hydrocarbons. The mineral right is awarded to the national oil company jointly with the foreign oil company that has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing

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

Proved reserves	Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Reserves are classified as either developed and undeveloped. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well, and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Reserves	Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserve life index	Ratio between the amount of proved reserves at the end of the year and total production for the year.

Reserve replacement ratio	Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the amount of reserves – in PSAs – due to changes in international oil prices.

Ship-or-pay	Clause included in natural gas transportation contracts according to which the customer is requested to pay for the transportation of gas whether or not the gas is actually transported.

Strategic Storage	According to Legislative Decree No. 164/2000, these are volumes required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Take-or-pay	Clause included in natural gas supply contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of gas set in the contract whether or not the gas is collected by the purchaser. The purchaser has the option of collecting the gas paid for and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream	The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil and gas sector that are downstream of exploration and production activities.

v

ABBREVIATIONS

mmCF	=	million cubic feet	ktonnes	=	thousand tonnes

BCF	=	billion cubic feet	mmtonnes	=	million tonnes

mmCM	=	million cubic meters	MW	=	megawatt

BCM	=	billion cubic meters	GWh	=	gigawatthour

BOE	=	barrel of oil equivalent	TWh	=	terawatthour

kBOE	=	thousand barrel of oil equivalent	/d	=	per day

mmBOE	=	million barrel of oil equivalent	/y	=	per year

BBOE	=	billion barrel of oil equivalent	E&P	=	the Exploration & Production segment

BBL	=	barrels	G&P	=	the Gas & Power segment

kBBL	=	thousand barrels	R&M	=	the Refining & Marketing segment

mmBBL	=	million barrels	E&C	=	the Engineering & Construction segment

BBBL	=	billion barrels

CONVERSION TABLE

1 acre	=	0.405 hectares

1 barrel	=	42 U.S. gallons

1 BOE	=	1 barrel of crude oil	=	5,492 cubic feet of natural gas*

1 barrel of crude oil per day	=	approximately 50 tonnes of crude oil per year

1 cubic meter of natural gas	=	35.3147 cubic feet of natural gas

1 cubic meter of natural gas	=	approximately 0.00643 barrels of oil equivalent

1 kilometer	=	approximately 0.62 miles

1 short ton	=	0.907 tonnes	=	2,000 pounds

1 long ton	=	1.016 tonnes	=	2,240 pounds

1 tonne	=	1 metric ton	=	1,000 kilograms
			=	approximately 2,205 pounds

1 tonne of crude oil	=	1 metric ton of crude oil	=	approximately 7.3 barrels of crude oil (assuming an API gravity of 34 degrees)

(*)	In presenting data on production volumes and reserves for total hydrocarbons, natural gas volumes have been converted to oil-equivalent barrels on the basis of a certain equivalency. From July 1, 2012, as part of an ongoing review of the yields at the Company’s gas fields currently in production, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5,550 cubic feet of gas per barrel in previous reporting periods). The effect of this update on production expressed in BOE was 9 kBOE/d for the full year 2012 and the change in the initial reserves balance as of January 1, 2012 amounted to 40 mmBOE. Prior-year converted amounts were left unchanged. Other per-BOE indicators were only marginally affected by the update (e.g. realization prices, costs per BOE) and also negligible was the impact on depreciation and depletion charges. Other oil companies may use different conversion rates.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
NOT APPLICABLE

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
NOT APPLICABLE

Item 3. KEY INFORMATION

Selected financial information

The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB). The tables below present Eni selected historical financial data prepared in accordance with IFRS as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. In accordance with the guidelines of IFRS 5, results of Snam SpA and its subsidiaries (Snam) which manage the Italian regulated businesses of gas infrastructures have been reported as discontinued operations due to Eni’s plan to divest the business. Eni lost control over the entity in October 2012 as part of a transaction to divest 30% interest less one share in Snam to an Italian entity, Cassa Depositi e Prestiti which is a related party of Eni as both entities are under the common control of the Italian Ministry for Economy and Finance. The divestment took place in accordance to Law No. 27 of March 24, 2012 which mandated the ownership unbundling of Snam from Eni. Prior year data have been reclassified in accordance with guidelines of IFRS 5. The residual interest of Eni in Snam equal to 20.2% of the share capital of the investee as of the balance sheet date was accounted as a financial asset because Eni is forbidden from exercising the underlying voting rights by applicable laws and therefore cannot influence the financial and operating policy decisions of the investee. Furthermore, under applicable rules, Eni is mandated to divest any residual interest in the entity. See Item 5 and Item 7 – Related party transactions for more information on the transaction.

The selected historical financial data presented herein are derived from Eni’s Consolidated Financial Statements included in Item 18.

All such data should be read in connection with the Consolidated Financial Statements and the related notes thereto included in Item 18.

Year ended December 31,

2008	2009	2010	2011	2012

(euro million except data per share and per ADR)
CONSOLIDATED PROFIT STATEMENT DATA
Net sales from continuing operations	106,978	81,932	96,617	107,690	127,220
Operating profit by segment from continuing operations
Exploration & Production	16,239	9,120	13,866	15,887	18,451
Gas & Power (1)	2,330	1,914	896	(326)	(3,221)
Refining & Marketing	(988)	(102)	149	(273)	(1,303)
Chemicals	(845)	(675)	(86)	(424)	(683)
Engineering & Construction	1,045	881	1,302	1,422	1,433
Other activities	(466)	(436)	(1,384)	(427)	(302)
Corporate and financial companies	(623)	(420)	(361)	(319)	(345)
Impact of unrealized intragroup profit elimination and other consolidation adjustments (2) (3)	1,690	1,513	1,100	1,263	996
Operating profit from continuing operations	18,382	11,795	15,482	16,803	15,026
Net profit attributable to Eni from continuing operations	8,996	4,488	6,252	6,902	4,198
Net profit (loss) attributable to Eni from discontinued operations (4)	(171)	(121)	66	(42)	3,590
Net profit attributable to Eni	8,825	4,367	6,318	6,860	7,788
Data per ordinary share (euro) (5)
Operating profit:
- basic	5.05	3.26	4.27	4.64	4.15
- diluted	5.05	3.26	4.27	4.64	4.15
Net profit attributable to Eni basic and diluted from continuing operations	2.47	1.24	1.72	1.90	1.16
Net profit (loss) attributable to Eni basic and diluted from discontinued operations	(0.05)	(0.03)	0.02	(0.01)	0.99
Net profit attributable to Eni basic and diluted	2.43	1.21	1.74	1.89	2.15
Data per ADR ($) (5) (6)
Operating profit:
- basic	14.86	9.08	11.33	12.92	10.67
- diluted	14.86	9.08	11.33	12.92	10.67
Net profit attributable to Eni basic and diluted from continuing operations	7.27	3.45	4.59	5.32	2.98
Net profit (loss) attributable to Eni basic and diluted from discontinued operations	(0.15)	(0.08)	0.05	(0.03)	2.54
Net profit attributable to Eni basic and diluted	7.14	3.36	4.62	5.26	5.53

(1)	Following the divestment of a significant stake in Snam and its deconsolidation closed in 2012, results of the G&P business segment include Marketing and International transport activities. To allow a homogeneous comparison, the presentation of prior year data has been modified accordingly.
(2)	This item mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(3)	In the circumstances of discontinued operations, the International Financial Reporting Standards require that the profits earned by continuing and discontinued operations are those deriving from transactions external to the Group. Therefore, profits earned by the discontinued operations, in this case Snam operations, on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing and Snam operations, as if they were stand alone entities, for past periods or likely to be earned in future periods. Results attributable to individual segments are not affected by this representation.
(4)	In 2012, net profit attributable to Eni from discontinued operations includes post-tax gains on the disposal of a 30% stake and the revaluation of the residual interest in Snam.
(5)	Euro per share or U.S. dollars per American Depositary Receipt (ADR), as the case may be. One ADR represents two Eni shares. The dividend amount for 2012 is based on the proposal of Eni’s management which is submitted to approval at the Annual General Shareholders’ Meeting scheduled on May 10, 2013.
(6)	Eni’s financial statements are stated in euro. The translations of certain euro amounts into U.S. dollars are included solely for the convenience of the reader. The convenient translations should not be construed as representations that the amounts in euro have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange. Data per ADR, with the exception of dividends, were translated at the EUR/USD average exchange rate as recorded by in the Federal Reserve Board official statistics for each year presented (see the table on page 5). Dividends per ADR for the years 2008 through 2011 were translated into U.S. dollars for each year presented using the Noon Buying Rate on payment dates, as recorded on the payment date of the interim dividend and of the balance to the full-year dividend, respectively.
The dividend for 2012 based on the management’s proposal to the General Shareholders’ Meeting and subject to approval was translated as per the portion related to the interim dividend (euro 1.08 per ADR) at the Noon Buying Rate recorded on the payment date on October 11, 2012, while the balance of euro 1.08 per ADR was translated at the Noon Buying Rate as recorded on December 31, 2012. The balance dividend for 2012 once the full-year dividend is approved by the Annual General Shareholders’ Meeting is payable on May 23, 2013 to holders of Eni shares, being the ex-dividend date May 20, while ADRs holders will be paid late on June 7, 2013.

As of December 31,

2008	2009	2010	2011	2012

(euro million except data per share and per ADR)
CONSOLIDATED BALANCE SHEET DATA
Total assets	116,673	117,529	131,860	142,945	139,641
Short-term and long-term debt	20,837	24,800	27,783	29,597	24,463
Capital stock issued	4,005	4,005	4,005	4,005	4,005
Minority interest	4,074	3,978	4,522	4,921	3,514
Shareholders’ equity - Eni share	44,436	46,073	51,206	55,472	59,199
Capital expenditures from continuing operations	12,935	12,216	12,450	11,909	12,761
Weighted average number of ordinary shares outstanding (fully diluted - shares million)	3,639	3,622	3,623	3,623	3,623
Dividend per share (euro) (1)	1.30	1.00	1.00	1.04	1.08
Dividend per ADR ($) (1) (2)	3.72	2.91	2.64	2.73	2.82

(1)	Euro per share or U.S. dollars per American Depositary Receipt (ADR), as the case may be. One ADR represents two Eni shares. The dividend amount for 2012 is based on the proposal of Eni’s management which is submitted to approval at the Annual General Shareholders’ Meeting scheduled on May 10, 2013.
(2)	Eni’s financial statements are stated in euro. The translations of certain euro amounts into U.S. dollars are included solely for the convenience of the reader. The convenient translations should not be construed as representations that the amounts in euro have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange. Data per ADR, with the exception of dividends, were translated at the EUR/USD average exchange rate as recorded by in the Federal Reserve Board official statistics for each year presented (see the table on page 5). Dividends per ADR for the years 2008 through 2011 were translated into U.S. dollars for each year presented using the Noon Buying Rate on payment dates, as recorded on the payment date of the interim dividend and of the balance to the full-year dividend, respectively.
The dividend for 2012 based on the management’s proposal to the General Shareholders’ Meeting and subject to approval was translated as per the portion related to the interim dividend (euro 1.08 per ADR) at the Noon Buying Rate recorded on the payment date on October 11, 2012, while the balance of euro 1.08 per ADR was translated at the Noon Buying Rate as recorded on December 31, 2012. The balance dividend for 2012 once the full-year dividend is approved by the Annual General Shareholders’ Meeting is payable on May 23, 2013 to holders of Eni shares, being the ex-dividend date May 20, while ADRs holders will be paid late on June 7, 2013.

Selected operating information

The tables below set forth selected operating information with respect to Eni’s proved reserves, developed and undeveloped, of crude oil (including condensates and natural gas liquids) and natural gas, as well as other data as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. Data on production of oil and natural gas and hydrocarbon production sold includes Eni’s share of production of affiliates and joint ventures accounted for under the equity method. In presenting data on production volumes and reserves for total hydrocarbons, natural gas volumes have been converted to oil-equivalent barrels on the basis of a certain equivalency. From July 1, 2012, as part of an ongoing review of the yields at the Company’s gas fields currently in production, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5,550 cubic feet of gas per barrel in previous reporting periods). The effect of this update on production expressed in BOE was 9 kBOE/d for the full year 2012 and the change in the initial reserves balance as of January 1, 2012 amounted to 40 mmBOE. Prior-year converted amounts were left unchanged. Other per-BOE indicators were only marginally affected by the update (e.g. realization prices, costs per BOE) and also negligible was the impact on depreciation and depletion charges. Other oil companies may use different conversion rates.

Year ended December 31,

2008	2009	2010	2011	2012

Proved reserves of liquids of consolidated subsidiaries at period end (mmBBL)	3,243	3,377	3,415	3,134	3,084
of which developed	2,009	2,001	1,951	1,850	1,762
Proved reserves of liquids of equity-accounted entities at period end (mmBBL)	142	86	208	300	266
of which developed	33	34	52	45	44
Proved reserves of natural gas of consolidated subsidiaries at period end (BCF) (1)	17,214	16,262	16,198	15,582	14,190
of which developed	11,138	11,650	10,965	10,363	8,965
Proved reserves of natural gas of equity-accounted entities at period end (BCF)	3,015	1,588	1,684	4,700	6,767
of which developed	420	234	246	53	424
Proved reserves of hydrocarbons of consolidated subsidiaries in mmBOE at period end (1)	6,242	6,209	6,332	5,940	5,667
of which developed	3,948	4,030	3,926	3,716	3,394
Proved reserves of hydrocarbons of equity-accounted entities in mmBOE at period end	666	362	511	1,146	1,499
of which developed	107	74	96	54	122
Reserves replacement ratio (2)	135	96	125	142	107
Average daily production of liquids (kBBL/d) (3)	1,026	1,007	997	845	882
Average daily production of natural gas available for sale (mmCF/d) (3)	4,143	4,074	4,222	3,763	4,118
Average daily production of hydrocarbons available for sale (kBOE/d) (3)	1,748	1,716	1,757	1,523	1,631
Hydrocarbon production sold (mmBOE)	632.0	622.8	638.0	548.5	598.7
Oil and gas production costs per BOE (4)	7.65	7.41	8.89	10.86	10.82
Profit per barrel of oil equivalent (5)	16.00	8.14	11.91	16.98	15.95

(1)	Includes approximately 746, 769, 767 and 767 BCF of natural gas held in storage in Italy as of December 31, 2008, 2009, 2010 and 2011, respectively.
(2)	Referred to Eni’s subsidiaries and its equity-accounted entities. Consists of: (i) the increase in proved reserves of consolidated subsidiaries attributable to: (a) purchases of minerals in place; (b) revisions of previous estimates; (c) improved recovery; and (d) extensions and discoveries, less sales of minerals in place; divided by (ii) production during the year as set forth in the reserve tables, in each case prepared in accordance with Topic 932. See the unaudited supplemental oil and gas information in "Item 18 – Notes to the Consolidated Financial Statements". Expressed as a percentage.
(3)	Referred to Eni’s subsidiaries and its equity-accounted entities. Natural gas production volumes exclude gas consumed in operations (281, 300, 318, 321 and 383 mmCF/d in 2008, 2009, 2010, 2011 and 2012, respectively).
(4)	Expressed in U.S. dollars. Consists of production costs of consolidated subsidiaries (costs incurred to operate and maintain wells and field equipment including also royalties) prepared in accordance with IFRS divided by production on an available-for-sale basis, expressed in barrels of oil equivalent. See the unaudited supplemental oil and gas information in "Item 18 – Notes to the Consolidated Financial Statements".
(5)	Expressed in U.S. dollars. Results of operations from oil and gas producing activities of consolidated subsidiaries, divided by actual sold production, in each case prepared in accordance with IFRS to meet ongoing U.S. reporting obligations under Topic 932. See the unaudited supplemental oil and gas information in "Item 18 – Notes to the Consolidated Financial Statements" for a calculation of results of operations from oil and gas producing activities.

Selected operating information continued

Year ended December 31,

2008	2009	2010	2011	2012

Sales of natural gas to third parties (1)	83.69	83.79	75.81	78.16	78.24
Natural gas consumed by Eni (1)	5.63	5.81	6.19	6.21	6.43
Sales of natural gas of affiliates (Eni’s share) (1)	8.91	7.95	9.41	9.53	7.92
Total sales and own consumption of natural gas of the Gas & Power segment (1)	98.23	97.55	91.41	93.90	92.59
E&P natural gas sales in Europe and in the Gulf of Mexico (1)	6.00	6.17	5.65	2.86	2.73
Worldwide natural gas sales (1)	104.23	103.72	97.06	96.76	95.32
Electricity sold (2)	29.93	33.96	39.54	40.28	42.58
Refinery throughputs (3)	35.84	34.55	34.80	31.96	30.01
Balanced capacity of wholly-owned refineries (4)	544	554	564	574	767
Retail sales (in Italy and rest of Europe) (3)	12.03	12.02	11.73	11.37	10.87
Number of service stations at period end (in Italy and rest of Europe)	5,956	5,986	6,167	6,287	6,384
Average throughput per service station (in Italy and rest of Europe) (5)	2,502	2,477	2,353	2,206	2,064
Chemical production (3)	7.37	6.52	7.22	6.25	6.09
Engineering & Construction order backlog at period end (6)	19,105	18,730	20,505	20,417	19,739
Employees at period end (units) (7)	71,741	71,461	73,768	72,574	77,838

(1)	i	Expressed in BCM.
(2)	i	Expressed in TWh.
(3)	i	Expressed in mmtonnes.
(4)	i	Expressed in kBBL/d.
(5)	i	Expressed in thousand liters per day.
(6)	i	Expressed in euro million.
(7)	i	Relating to continuing operations for all periods presented.

Exchange rates

The following tables set forth, for the periods indicated, certain information regarding the Noon Buying Rate in U.S. dollars per euro, rounded to the second decimal (Source: The Federal Reserve Board).

High	Low	Average (1)	At period end

(U.S. dollars per euro)
Year ended December 31,
2008	1.60	1.24	1.47	1.39
2009	1.51	1.25	1.39	1.44
2010	1.46	1.19	1.33	1.34
2011	1.49	1.29	1.39	1.29
2012	1.35	1.21	1.29	1.32

(1)	Average of the Noon Buying Rates for the last business day of each month in the period.

High	Low	At period end

(U.S. dollars per euro)
October 2012	1.31	1.29	1.30
November 2012	1.30	1.27	1.30
December 2012	1.33	1.29	1.32
January 2013	1.36	1.31	1.36
February 2013	1.37	1.31	1.31
March 2013	1.31	1.28	1.28

Fluctuations in the exchange rate between the euro and the dollar affect the dollar equivalent of the euro price of the Shares on the Telematico and the dollar price of the ADRs on the NYSE. Exchange rate fluctuations also affect the dollar amounts received by owners of ADRs upon conversion by the Depository of cash dividends paid in euro on the underlying Shares. The Noon Buying Rate on April 5, 2013 was $1.3027 per euro 1.00.

Risk factors

Competition

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy to the industrial, commercial and residential energy markets

Eni faces strong competition in each of its business segments.

In the current uncertain financial and economic environment, we expect that prices of energy commodities, in particular oil and gas, will be very volatile, with average prices and margins influenced by changes in the global supply and demand for energy and market dynamics. This is likely to increase competition in all our businesses, which may impact costs and margins.

•	In the Exploration & Production segment Eni faces competition from both international oil companies and state-owned oil companies for obtaining exploration and development rights, and developing and applying new technologies to maximize hydrocarbon recovery. Furthermore, Eni may face a competitive disadvantage because of its relatively smaller size compared to other international oil companies, particularly when bidding for large scale or capital intensive projects, and may be exposed to industry-wide cost increases to a greater extent compared to its larger competitors given its potentially smaller market power with respect to suppliers. If, as a result of those competitive pressures, Eni fails to obtain new exploration and development acreage, to apply and develop new technologies, and to control cost increases, its growth prospects and future results of operations and cash flows may be adversely affected.
•	In the Gas & Power segment, Eni is facing increasingly strong competition on both the Italian market and the European market due to continuing slowdown in demand and macroeconomic uncertainties in the face of large gas availability on the marketplace which has driven the development of very liquid continental hubs to trade spot gas. Gas supplies to Europe were fuelled by material additions to global LNG availability by upstream producers and large upgrades of existing pipelines and construction of new backbones on several European routes over the latest few years to expand the import capacity from Russia and Algeria. Those developments were compounded by very significant increases in the production of shale gas in the United States which reduced the Country’s dependence on imported gas and resulted in diversion of important LNG volumes to Europe. In 2012, those fundamental shifts in market dynamics coupled with a demand downturn triggered intense pricing competition among gas operators which negatively affected profitability. Additionally, gas marketing operators, including Eni, were hit by diverging trends in the cost of gas supplies compared to selling prices. In fact, procurement costs of those operators were mainly indexed to the price of oil and its derivatives as provided by pricing formulas in long-term supply contracts, whereas selling prices were determined on the basis of spot prices at continental hubs which were pressured by weak demands, oversupplies and competition. Those trends resulted in the Company’s Gas & Power segment reporting sharply higher operating losses in 2012 (down to euro 3,221 million compared to a loss of euro 326 million in 2011). We believe that the outlook for our gas marketing business will remain weak in the short to medium term as the ongoing trends affecting the sector will take time to be reversed. Management forecasts that a better balance between demand and supply on the European market is unlikely to be achieved before 2014 or 2015. The described trends may negatively affect the Company’s future results of operations and cash flows in its natural gas business, also taking into account the Company’s contractual obligations to off-take minimum annual volumes of natural gas in accordance to its long-term gas supply contracts that include take-or-pay clauses. See the sector-specific risk section below.

•	Eni also faces competition from large, well-established European utilities and other international oil and gas companies in growing its market share and acquiring or retaining clients. A number of large clients, particularly electricity producers and large industrial buyers, in both the domestic market and other European markets have entered the wholesale market of natural gas by directly purchasing gas from producers or sourcing it at the continental spot markets adding further pressures on the economics of gas operators, including Eni. Management believes that this trend will continue in the future. At the same time, a number of national gas producers from countries with large gas reserves are planning to sell natural gas directly to final clients, which would threaten the market position of companies like Eni which resell gas purchased from producing countries to final customers. These developments may increase the level of competition in both the Italian and other European markets and reduce Eni’s expected operating profit and cash flows in the gas business. Finally, following a law decree enacted in March 2012 from the Italian Government to spur competition in the Italian gas sector, management expects that the Company’s selling margins will likely come under pressure on sales at the regulated residential and service segments due to the implementation of a less favorable indexation mechanism of the raw material cost in supplies to such customers than in the past. This will be achieved by progressively introducing a spot-based indexation mechanism of the cost of gas replacing the current oil-linked formula which mirrors a basket of long-term supply contracts. We expect that similar measures will be introduced by other market regulators in European countries where Eni engages in selling gas to residential clients (see sector-specific risk factors below).
•	In its domestic electricity business, Eni competes with other producers and traders from Italy or outside of Italy who sell electricity on the Italian market. Going forward, the Company expects continuing competition due to the projections of weak economic growth in Italy and Europe over the foreseeable future, also causing outside players to place excess production on the Italian market.
•	In the retail marketing of refined products both in Italy and abroad, Eni competes with third parties (including international oil companies and local operators such as supermarket chains) to obtain concessions to establish and operate service stations. Eni’s service stations compete primarily on the basis of pricing, services and availability of non-petroleum products. In Italy, there is an ongoing pressure from political and administrative entities, including the Italian Antitrust Authority, to increase the level of competition in the retail marketing of fuels. The above mentioned law decree of March 2012 targeted the Italian fuel retail market, by relaxing commercial ties between independent operators of service stations and oil companies, enlarging options to build and operate fully-automated service stations, and opening up the merchandising of various kinds of goods and services at service stations. Eni expects developments in this field to further increase pressure on selling margins in the retail marketing of fuels and to reduce opportunities of increasing market share in Italy. Furthermore, the ongoing demand downturn in the Italian fuel market is expected to exacerbate competition among oil companies and other retail operators due to large product availability on the marketplace.
•	In the Chemical segment, we are facing strong competition from well-established international players and state-owned petrochemical companies, particularly in the most commoditized market segments such as production of basic petrochemicals products and plastics. Many of those competitors based in the Far East and Middle East are able to benefit from cost advantages due to larger scale, looser environmental regulations, availability of cheaper feedstock, and more favorable location and proximity to end-markets. Excess capacity and sluggish economic growth may exacerbate competitive pressures. Furthermore, we expect that petrochemicals producers based in the U.S. will regain market share in the next future leveraging on a competitive cost structure due to the increasing availability of cheap feedstock deriving from the production of domestic shale gas. The Company expects continuing margin pressures in the foreseeable future as a result of those trends.
•	Competition in the oil field services, construction and engineering industries is primarily based on technical expertise, quality and number of services and availability of technologically advanced facilities (for example, vessels for offshore construction). Lower oil prices could result in lower margins and lower demand for oil services.

The Company’s failure or inability to respond effectively to competition could adversely impact the Company’s growth prospects, future results of operations and cash flows.

Safety, security, environmental and other operational risks

The Group engages in the exploration and production of oil and natural gas, processing, transportation, and refining of crude oil, storage and distribution of petroleum products, production of base chemicals and special products. By their nature the Group’s operation expose us to a wide range of significant health, safety, security and environmental risks. The magnitude of these risks is influenced by the geographic range, operational diversity and technical complexity of our activities. Eni’s future results from operations and liquidity depend on our ability to identify and mitigate the risks and hazards inherent to operating in those industries.

In exploration and production, we face natural hazards and other operational risks including those relating to the physical characteristics of oil and natural gas fields. These include the risks of eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks that can harm the environment and risks of fire or explosion. Accidents at a single well can lead to loss of life, damage or destruction to property, environmental damage and consequently potential economic losses that could have a material and adverse effect on the business, results of operation, liquidity, reputation and prospects of the Group.

Eni’s activities in the Refining & Marketing and Chemical segments also entail health, safety and environmental risks related to the overall life cycle of the products manufactured, and to raw materials used in the manufacturing process, such as catalysts, additives and monomer feedstock. These risks can arise from the intrinsic characteristics of the products involved (flammability, toxicity, or long-term environmental impacts such as greenhouse gas emissions), their use, emissions and discharges resulting from their manufacturing process, and from recycling or disposing of materials and wastes at the end of their useful life.

In the transportation area, the type of risk depends not only on the hazardous nature of the products transported, but also on the transportation methods used (mainly pipelines, maritime, river-maritime, rail, road, gas distribution networks), the volumes involved and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations). All modes of transportation of hydrocarbons are particularly susceptible to a loss of containment of hydrocarbons and other hazardous materials, and, given the high volumes involved, could present a significant risk to people and the environment.

The Company dedicates a great deal of efforts and attention to safety, health, the environment and the prevention of risks; in pursuing compliance with applicable laws and policies; and in responding and learning from unexpected incidents. We seek to minimize these operational risks by carefully designing and building our facilities, including wells, industrial complexes, plants and equipment, pipelines, storage sites and distribution networks, and managing its operations in a safe, compliant and reliable manner. Failure to manage these risks effectively could result in unexpected incidents, including releases, oil spills, explosions, fire, mechanical failures and other incidents resulting in personal injury, loss of life, environmental damage, legal liabilities and/or damage claims, destruction of crude oil or natural gas wells as well as equipment and other property, all of which could lead to a disruption in operations. Our operations are often conducted in difficult or environmentally sensitive locations such as the Gulf of Mexico, the Caspian Sea and the Arctic, in which the consequences of any incident could be greater than in other locations. We also face risks once production is discontinued, because our activities require environmental site remediation.

Furthermore, in certain situations where Eni is not the operator, the Company may have limited influence and control over third parties, which may limit its ability to manage and control such risks. Eni maintains insurance coverage that include coverage for physical damage to our assets, third party liability, workers’ compensation, pollution and other damage to the environment and other coverage. Our insurance is subject to caps, exclusion and limitation, and there is no assurance that such coverage will adequately protect us against liabilities from all potential consequences and damages. In light of the accident at the Macondo well in the Gulf of Mexico, we may not be able to secure similar coverage for the same costs. Future insurance coverage for our industry could increase in cost and may include higher retentions. Also, some forms of insurance may become unavailable in the future or unavailable on terms that we believe are economically acceptable.

The occurrence of the above mentioned events could have a material adverse impact on the Group business, competitive position, cash flow, results of operations, liquidity, future growth prospects, shareholders’ return and damage to the Group reputation.

Risks associated with the exploration and production of oil and natural gas

The exploration and production of oil and natural gas requires high levels of capital expenditures and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of our oil and gas fields. A description of the main risks facing our business in the exploration and production of oil and gas is provided below.

i) Our oil and natural gas offshore operations are particularly exposed to health, safety, security and environmental risks

We have material operations relating to the exploration and production of hydrocarbons located offshore. In 2012, approximately 52% of our total oil and gas production for the year derived from offshore fields, mainly in Egypt, Libya, Norway, Italy, Angola, the Gulf of Mexico, Congo, UK and Nigeria. Offshore operations in the oil and gas industry are inherently riskier than onshore activities. As the Macondo accident occurred in the Gulf of Mexico has shown, the potential impacts of offshore accidents and spills to health, safety, security and the environment can be catastrophic due to the objective difficulties in handling hydrocarbons containment and other factors. Also offshore operations are subject to marine perils, including severe storms and other adverse weather conditions and vessel collisions, as well as interruptions or termination by governmental authorities based on safety, environmental and other considerations. Failure to manage these risks could result in injury or loss of life, damage to property, environmental damage, and could result in regulatory action, legal liability, loss of revenues and damage to our reputation and could have a material adverse effect on our operations or financial condition. In 2012, a gas leak following a well operation occurred at a wellhead platform of the Elgin/Franklin gas field, located in the UK North Sea. The field was operated by an international oil company with Eni holding 21.87% interest in the field. We incurred costs to restart the platform operations and reported a significant loss of production for the year (down by 7 mmBBL). We may also incur environmental liabilities which may arise from the incident.

ii) Exploratory drilling efforts may be unsuccessful

Exploration drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling, completing and operating wells have margins of uncertainty, and drilling operations may be unsuccessful as a result of a variety of factors, including unexpected drilling conditions, pressure or heterogeneities in formations, equipment failures, blow-outs and other forms of accidents, marine risks such as collisions and adverse weather conditions and shortages or delays in the delivery of equipment. Exploration drilling in offshore areas, particularly in deep waters, is generally more challenging and riskier than in onshore areas; the same is true for exploratory activity in remote areas or in challenging environmental conditions in environmentally-sensitive locations such as those we are experiencing in the Barents Sea. Failure to discover commercial quantities of oil and natural gas could have an adverse impact on Eni’s future growth prospects, results of operations and liquidity. Because Eni plans to make significant investments in executing high-risk exploration projects, it is likely that Eni will incur significant exploration and dry hole expenses in future years. Eni plans to explore for oil and gas onshore and offshore. A number of exploration projects are planned in deep and ultra-deep waters or at deep drilling depths, where operations are more challenging and costly than in other areas. Deep water operations generally may require significant time before commercial production of reserves can commence, increasing both the operational and financial risks associated with these activities. The Company plans to conduct exploration projects offshore West Africa (Angola, Nigeria, Congo, Liberia, Ghana and Gabon), East Africa (Mozambique), the South-East Asia (Indonesia, Vietnam and other locations), Australia, the Barents Sea and the Black Sea. In 2012, the Company spent approximately euro 1.8 billion to conduct exploration projects and it plans to spend approximately euro 1.4 billion on average in the next four-year plan on exploration activities.

Unsuccessful exploration activities and failure to find additional commercial reserves could reduce future production of oil and natural gas which is highly dependent on the rate of success of exploratory activity.

iii) Development projects bear significant operational risks which may adversely affect actual returns

Eni is conducting several development projects to produce and market hydrocarbon reserves. Certain projects target to develop reserves in high-risk areas, particularly offshore and in remote and hostile environments or environmentally sensitive locations. Eni’s future results of operations and liquidity depend heavily on our ability to implement, develop and operate major projects as planned. Key factors that may affect the economics of these projects include:
•	the outcome of negotiations with co-venturers, governments and state-owned companies, suppliers, customers or others, including, for example, Eni’s ability to negotiate favorable long-term contracts to market gas reserves;
•	the development of reliable spot markets that may be necessary to support the development of particular production projects, or commercial arrangements for pipelines and related equipment to transport and market hydrocarbons;
•	timely issuance of permits and licenses by government agencies;
•	the Company’s relative size compared to its main competitors which may prevent it from participating in large-scale projects or affect its ability to reap benefits associated with economies of scale, for example by obtaining more favorable contractual terms by suppliers of goods and services;
•	the ability to design development projects so as to prevent the occurrence of technical inconvenience;
•	delays in manufacturing and delivery of critical equipment, or shortages in the availability of such equipment, causing cost overruns and delays;
•	risks associated with the use of new technologies and the inability to develop advanced technologies to maximize the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;
•	poor performance at project execution on the part of international contractors who are awarded project construction activities generally based on the EPC (engineering, procurement, construction) – turn key contractual scheme. We believe that this is mainly due to lack of contractual flexibility, poor quality of front-end design engineering and commissioning delays;
•	changes in operating conditions and cost overruns. In recent years, the industry has been impacted by escalating costs of certain critical productive factors including specialized workforce, procurement costs and costs for leasing third party equipment or purchase services such as drilling rigs as a result of industry-wide cost inflation, bottlenecks and other constraints in the worldwide production capacity available to build critical equipment and facilities and growing complexity and scale of projects, including environmental and safety costs. Furthermore, there has been an evolution in the location of our projects, as we have been discovering increasingly important volumes of reserves in remote and harsh locations or environmentally sensitive locations (i.e. the Barents Sea, Alaska, the Jamal Peninsula, the Caspian Sea) where we are experiencing significantly higher operating costs and environmental, safety and other costs than in other locations. The Company expects that costs in its upstream operations will continue to rise in the foreseeable future;
•	the actual performance of the reservoir and natural field decline; and
•	the ability and time necessary to build suitable transport infrastructures to export production to final markets.

Poor project execution, delays in the achievement of critical events and production start-up, differences between scheduled and actual timing, as well as cost overruns may adversely affect the economic returns of our development projects. Failure to deliver major projects successfully could negatively impact our results of operations, cash flow and short-term targets of production growth. Finally, developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commercial potential, sanctioning a development project and building and commissioning related facilities. As a consequence, rates of return for such long-lead-time projects are exposed to the volatility of oil and gas prices and costs which may be substantially different from the prices and costs assumed when the investment decision was actually made, leading to lower rates of return. In addition, projects executed with partners and co-venturers reduce the ability of the Company to manage risks and cost, and Eni could have limited influence over and control of the operations, behaviors and performance of its partners. Furthermore, Eni may not have full operation control of the joint ventures in which participates and may have exposure to counterparty credit risk and disruption of operation and strategic objectives due to the nature of its relationships.

We have incurred material cost overruns and substantial delay in the scheduling of production start-up at the Kashagan oilfield, where development is ongoing. These negative trends were driven by a number of factors including depreciation of the U.S. dollar versus the euro and other currencies; cost escalation of goods and services required to execute the project; an original underestimation of the costs and complexity to operate in the North Caspian Sea due to lack of benchmarks; design changes to enhance the operability and safety standards of the offshore facilities. The partners of the venture are currently targeting the achievement of the first commercial production by the first half of 2013 in accordance to the updated development plan covering Phase 1 of the field development which was agreed with the Kazakh Authorities in the course of 2012. See "Item 4 – Exploration & Production – Caspian Sea" for a full description of the material terms of the Kashagan project.

We have also experienced a few delays at a number of development projects located mainly in Algeria, the UK, Angola and Norway. Those delays were attributable to execution issues and delivery of critical equipment reflecting capacity constraints. These events will impact the timing profile of our planned production growth in the short term.

In case the Company is unable to develop and operate major projects as planned, particularly if the Company fails to accomplish budgeted costs and time schedules, it could incur significant impairment charges associated with reduced future cash flows of those projects on capitalized costs.

iv) Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition

Eni’s results of operations and financial condition are substantially dependent on its ability to develop and sell oil and natural gas. Unless the Company is able to replace produced oil and natural gas, its reserves will decline. In addition to being a function of production, revisions and new discoveries, the Company’s reserve replacement is also affected by the entitlement mechanism in its Production Sharing Agreements ("PSAs") and similar contractual schemes. In accordance to such contracts, Eni is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditures. In 2012, the Company’s reserve replacement was negatively affected by lower entitlements in its PSAs and in the economics of marginal productions for an estimated amount of 62 mmBOE, which however did not impair the Company’s ability to fully replace reserves produced in the year. See "Item 4 – Business overview – Exploration & Production" and "Item 5 – Management’s expectations of operations". Future oil and gas production is dependent on the Company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiation with countries and other owners of known reserves and acquisitions. In a number of reserve-rich countries, national oil companies control a large portion of oil and gas reserves that remain to be developed. To the extent that national oil companies decide to develop those reserve without the participation of international oil companies or if our Company fails to establish partnership with national oil companies, our ability to access or develop additional reserves will be limited.

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

v) Changes in crude oil and natural gas prices may adversely affect Eni’s results of operations

The exploration and production of oil and gas is a commodity business with a history of price volatility. The single largest variable that affects the Company’s results of operations and financial condition is crude oil prices. Lower crude oil prices have an adverse impact on Eni’s results of operations and cash flows. Eni generally does not hedge exposure of the Group reserves to fluctuations in future cash flows due to crude oil price movements. As a consequence, Eni’s profitability depends heavily on crude oil and natural gas prices. Crude oil and natural gas prices are subject to international supply and demand and other factors that are beyond Eni’s control, including among other things:
(i)	the control on production exerted by the Organization of the Petroleum Exporting Countries ("OPEC") member countries which control a significant portion of the world’s supply of oil and can exercise substantial influence on price levels;
(ii)	global geopolitical and economic developments, including sanctions imposed on certain oil-producing countries on the basis of resolutions of the United Nations or bilateral sanctions;
(iii)	global and regional dynamics of demand and supply of oil and gas; we believe that the current economic slowdown may have affected global demand for oil. In 2012, gas demand in Europe and Italy fell sharply due to the economic downturn. This trend negatively affected gas prices at our North Sea fields;
(iv)	prices and availability of alternative sources of energy. We believe that gas demand in Europe has been impacted by a shift to the use of coal in firing power plants due to cost advantages compared to gas, as well as the rising contribution of renewable energies in satisfying energy requirements. We expect those trends to continue in the future;
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

vi) We expect that tightening regulation in oil and gas activities following the Macondo accident will lead to rising compliance costs and other restrictions

The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production interests, the imposition of specific drilling and other work obligations, income taxes and taxes on production, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. Following the Macondo accident in the Gulf of Mexico, we expect that governments throughout the world will implement stricter regulation on environmental protection, risk prevention and other forms of restrictions to drilling and other well operations. These new regulations and legislation, as well as evolving practices, could increase the cost of compliance and may also require changes to our drilling operations and exploration and development plans and may lead to higher royalties and taxes.

vii) Uncertainties in estimates of oil and natural gas reserves

Several uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are the following:
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

viii) Oil and gas activity may be subject to increasingly high levels of income taxes

The oil and gas industry is subject to the payment of royalties and income taxes which tend to be higher than those payable in many other commercial activities. In addition, in recent years, Eni has experienced adverse changes in the tax regimes applicable to oil and gas operations in a number of countries where the Company conducts its upstream operations. As a result of these trends, management estimates that the tax rate applicable to the Company’s oil and gas operations is materially higher than the Italian statutory tax rate for corporate profit which currently stands at 44%. The tax rate of the Company’s Exploration & Production segment for the fiscal year 2012 was approximately 60%.

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

In the current uncertain financial and economic environment, governments are facing greater pressure on public finances, which may increase their motivation to intervene in the fiscal framework for the oil and gas industry, including the risk of increased taxation, nationalization and expropriations.

Eni’s results depend on its ability to identify and mitigate the above mentioned risks and hazards which are inherent to Eni’s operation.

Political considerations

A substantial portion of our oil and gas reserves and gas supplies are located in countries which are politically, socially and economically less stable than OECD countries. Therefore we are exposed to risks of material disruptions to our operations in those less stable countries. As of December 31, 2012, approximately 80% of Eni’s proved hydrocarbon reserves were located in such countries and 59% of Eni’s supplies of natural gas came from countries outside OECD countries. See "Item 4 – Exploration & Production and Gas & Power" for more information about the Group reserve locations and natural gas supplies.

Adverse political, social and economic developments in any of those less stable countries may negatively affect Eni’s ability to continue operating in an economic way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves. In particular, Eni faces risks in connection with the following issues:
(i)	lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights;
(ii)	unfavorable developments in laws, regulations and contractual arrangements leading, for example, to expropriations or forced divestitures of assets and unilateral cancellation or modification of contractual terms.
Eni is facing increasing competition from state-owned oil companies who are partnering with Eni in a number of oil and gas projects and properties in the host countries where Eni conducts its upstream operations. These state-owned oil companies can change contractual terms and other conditions of oil and gas projects in order to obtain a larger profit share from a given project, thereby reducing Eni’s profit share. Furthermore, as of the balance sheet date receivables for euro 481 million relating to cost recovery under a petroleum contract in a non-OECD country were the subject of an arbitration proceeding;
(iii)	restrictions on exploration, production, imports and exports;
(iv)	tax or royalty increases (including retroactive claims); and

(v)	civil and social unrest leading to sabotages, acts of violence and incidents. For example, we experienced continuing acts of sabotage and theft in Nigeria which caused significant production losses and negatively affected our results of operations in the Country for the year 2012.

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

Risks associated with continuing political instability in North Africa and Middle East

As of end of 2012, approximately 30% of the Company’s proved oil and gas reserves were located in North Africa and Middle East. In 2011, several North African and Middle Eastern oil producing countries experienced an extreme level of political instability that has resulted in changes in governments, unrest and violence and consequential economic disruptions. This instability is currently continuing to affect the region. The 2011 situation was particularly serious in Libya where the political instability escalated to turn out into an internal revolution and conflict which caused material disruptions to our operations in the country for a period of eight months. After the end of the conflict in late 2011, Eni was able to restart its all fields, producing facilities and gas exports through the GreenStream pipeline. In the course of 2012, the Company has progressively built up production volumes and achieved a level of approximately 258 kBOE/d on average for the year. However, we were unable to restore the full production plateau at our fields contrary to our initial planning assumptions, due to the complexity of the transition period which the Country is currently undergoing.

We believe that the political outlook in North Africa and Middle East remains an area of risks for our operations, results and strategic development.

Risks associated with our presence in sanction targets

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

With regard to the trading of crude oil, the above mentioned measures (in particular, the Iran Threat Reduction and Syrian Human Rights Acts of August 10, 2012, and the National Defense Authorization Acts 2012) provide for a ban on carrying out transactions associated with the purchase of crude oil and a ban on owning, operating or insuring any vessels used to transport Iranian crude. Both bans may be granted a waiver by the U.S. State Department (based on the National Defense Authorization Act for the Fiscal Year 2012) covering the home-country of an entity or the country of destination of the crude oil. A waiver granted to Italy and other EU Member States in March 2012 and lastly renewed on March 13, 2013 for a further 180-day period.

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

On March 23, 2012 the Council of the European Union enacted regulation prohibiting the import, transport and purchase of Iranian crude oil and petroleum products. The rules allow for the performance of contracts, entered into before January 23, 2012, whereby the supply of Iranian crude oil and petroleum products is intended to reimburse outstanding receivables due to entities under the jurisdiction of EU Member States.

In the last months of 2012, the Council of the European Union adopted new measures providing for additional restrictive measures against Iran including:
•	export prohibition on key naval equipment and technology for ship-building, maintenance or refit;
•	prohibition in trade in graphite, raw or semi-finished metals, such as aluminum and steel, and software for certain industrial processes;
•	ban on the import, purchase or transport of Iranian natural gas;
•	prohibitions on the provision of flagging and classification services to Iranian oil tankers and cargo vessels; and
•	prohibition on the supply of vessels designed for the transport or storage of Iranian oil and petrochemical products.

The new measures also prohibit transactions between the European Union and Iranian banks and financial institutions, unless an authorization is granted in advance by the relevant Member State and include an embargo on the supply to Iran and use in Iran of key equipment or technology which could be used in the sectors of the oil, natural gas and petrochemical industries, starting from April 15, 2013.

Furthermore, the new measures designate new Iranian entities as subject to the asset freeze, including the Iranian oil gas industry companies (the National Iranian Oil Co and its subsidiary operating companies).

The European measures provide a waiver of certain prohibitions (i.e. embargo on oil and gas key technologies, prohibition to supply of vessels for the purpose of transporting Iranian oil, asset freeze of the National Iranian Corp and its subsidiaries) in order to perform obligations under contracts entered into before January 23, 2012, which provide for the supply of Iranian crude oil and petroleum products as a reimbursement of outstanding receivables due to entities under the jurisdictions of EU member states by Iranian counterparties (such as the case of Eni service contracts described therein). Under this waiver Eni is allowed to carry out its upstream and oil import activities. In this respect, Eni is in close contact with the competent European authorities in order to obtain the relevant authorizations, certain of which have already been received.

Eni Exploration & Production segment has been operating in Iran for several years under four Service Contracts (South Pars, Darquain, Dorood and Balal, these latter two projects being operated by another international oil company)

entered into with the National Iranian Oil Co (NIOC) between 1999 and 2001, and no other exploration and development contracts have been entered into since then. Under such Service Contracts, Eni has carried out development operations in respect of certain oil fields, and is entitled to recovery of expenditures made, as well as a service fee. The service contracts do not provide for payments to be made by Eni, as contractor, to the Iranian Government (e.g. leasing fees, bonuses, significant amounts of local taxes); all material future cash flows relate to the payment to Eni of its dues. All projects mentioned above have been completed or substantially completed; the Darquain project, is in the process of final commissioning and is being handed over to the NIOC. In this respect, we expect to incur operating costs in the range of approximately $10 to $20 million per year over the next few years for contractual support activities and services. In 2012, we incurred $22 million to provide such activities and services.

Eni Exploration & Production projects in Iran are currently in the cost recovery phase. Therefore, Eni has ceased making any further investment in the country and is not planning to make additional capital expenditures in Iran in future years.

In 2012, Eni’s production in Iran averaged 3 kBOE/d, representing less than 1% of the Eni Group’s total production for the year. Eni’s entitlement in 2012 represented less than 3% of the overall production from the oil and gas fields that we have developed in Iran. Eni believes that the results from its Iranian exploration and production are immaterial to the Group’s results.

After passage of CISADA, Eni engaged in discussions with officials of the U.S. State Department, which administers the ISA, regarding Eni’s activities in Iran. On September 30, 2010, the U.S. State Department announced that the U.S. Government, pursuant to a provision of the ISA added by CISADA that allows it to avoid making a determination of sanctionability under the ISA with respect to any party that provides certain assurances, would not make such a determination with respect to Eni based on Eni’s commitment to end its investments in Iran’s energy sector and not to undertake new energy-related activity. The U.S. State Department further indicated at that time that, as long as Eni acts in accordance with these commitments, we will not be regarded as a company of concern for our past Iran related activities.

Between the end of 2011 and the beginning of 2013, the United States adopted new measures designed to intensify the scope of U.S. sanctions against Iran, in particular related to the Iran’s energy and financial sectors.

Such restrictive measures are: the Executive Orders 13590 of November 21, 2011 and 13622 of July 31, 2012 and the Iran Threat Reduction and Syrian Human Rights Acts of August 10, 2012 ("ITRSHRA"), which expanded the ISA/CISADA scope by increasing from three to five the minimum number of sanctions to be imposed in case of violations of the energy sector restrictions; the National Defense Authorization Acts - 2012, related to transactions with the Iranian Central Bank and transactions for the acquisition of Iranian crude oil and the National Defense Authorization Acts - 2013, which, inter alia, adds the shipbuilding sector among those subject to sanctions.

The new provisions impose, inter alia, sanctions on persons that are determined to have engaged in certain activities in support of Iran’s energy and petrochemicals sector that are not specifically targeted by the ISA, as amended by CISADA.

Those activities include:
•	the provision of goods, services, technology or support that have a fair market value above certain monetary thresholds and that could directly and significantly contribute to the maintenance or enhancement of Iran’s ability to develop its petroleum resources or to the maintenance or expansion of Iran’s domestic production of petrochemical products;
•	the purchase of petrochemical products from Iran, and the supply of financial, material, technological support for, or goods or services in support of the National Iranian Oil Co (NIOC); and
•	the participation in a joint oil and gas development venture with Iran, outside Iran, if that venture was established after January 1, 2002.

As discussed above, pursuant to the Darquain service contract, entered into prior to the date of these measures, Eni is providing services in advance of the hand over of the oilfield to NIOC and retains certain technical assistance and service obligations, and an obligation to provide, upon request, spare parts and supplies for field maintenance and operations. We do not believe that Eni’s activities in Iran (the completion of existing contracts which has already been notified to the U.S. administration when the Special Rule was applied) are sanctionable under the mentioned measures. However, Eni has no formal assurances that the U.S. State Department’s 2010 determination of non-sanctionability under the ISA would similarly extend to sanctions under such measures. If sanctions were imposed, their impact could be material and adverse to Eni.

Our Refining & Marketing segment has historically purchased amounts of Iranian crude oil under a term contract with the NIOC and on a spot basis. We purchased 1.63 mmtonnes, 976 ktonnes and 498 ktonnes in 2010, 2011 and 2012, respectively. We paid NIOC $888 million in 2010, $742 million in 2011 and $396 million in 2012, for those purchases.

In addition, in 2010 we purchased crude oil from international traders and oil companies who, based on bills of loading and shipping documentation available to us, we believe purchased the crude oil from Iranian companies. Purchases were mainly on spot basis. In 2010, we purchased 2.09 mmtonnes of crude oil amounting to $1.1 billion.

Also as a consequence of EU restrictive measures, in June 2012 Eni ceased to import Iranian crude oil with the exception of those volumes necessary to collect outstanding receivables towards Iranian counterparties, as allowed by the European Union sanctions regime.

Eni has no involvement in Iran’s refined petroleum sector and does not export refined petroleum to Iran.

Finally, our Chemical segment licensed a number of technologies in Iran in past years, relating to plastics/elastomers and relevant raw materials, but it never supplied equipment or materials for plant construction. Eni plans to suspend all contracts by April 2013 to comply with EU restrictions.

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

We purchased 321 ktonnes and 243 ktonnes in 2010 and 2011, respectively. We paid Syrian Petrol Co $163 million in 2010 and $175 million in 2011, for those purchases. No crude oil purchases were made in 2012.

We also purchased small amounts of crude oil from international traders who, based on bills of lading and shipping documentation available to us, we believe purchased those raw materials from Syrian companies.

In 2010, our Engineering & Construction segment was awarded by Dijla Petroleum Co, an affiliate of the Syrian National Oil Co, a contract for the central processing facility to be installed at the Khurbet East oil field, on Block 26.

Other than as described above, Eni is not currently investing in the country, and it has no contractual arrangements in place to invest in the Country.

We have a limited presence in the Democratic Republic of Congo

In August 2010, we signed a farm-in agreement with the UK-based Surestream Petroleum to acquire the 55% interest and the operatorship in the Ndunda Block in the Democratic Republic of Congo. Currently we are not conducting any activity in this Country.

Cyclicality of the petrochemical industry

The petrochemical industry is subject to fluctuations in demand in response to macroeconomic cycles, leading to volatile results of operations and cash flow. It is a highly competitive industry due to lack of entry barriers, product commoditization and excess capacity, which may exacerbate the impact of any demand downturns on the results reported by our Chemicals business. Eni’s chemical operations have been facing increasing competition from Asian companies and the petrochemical arm of national oil companies based in the Middle East which can leverage on long-term competitive advantages in terms of lower operating costs and cheaper feedstock costs. In particular, Eni’s competitors based in the Middle East are benefiting from the large availability of gas-based feedstock which provides a cost advantage compared to the oil-based feedstock used at Eni’s operations. Management also expects that U.S.-based petrochemical companies will regain competitiveness in the medium term leveraging on the large domestic availability of raw materials which can be extracted from shale gas.

Our chemical operations are located mainly in Italy and Western Europe where the expenses to comply with environmental, safety and security rules may be higher than in most Asian countries due to an established regulatory framework and public environmental sensitivity. Additionally, our petrochemical operations lack sufficient scale and competitiveness at a number of sites owing also to geographic location and other structural weaknesses. Due to poor industry fundamentals, intense competitive pressures, high feedstock costs, coupled with company-specific factors, our chemical operations incurred substantial operating losses in recent years. In 2012, our chemicals operations reported sharply higher operating losses compared to the year earlier, down to euro 683 million (down by 61%) driven by unprofitable product margins particularly in the basic petrochemicals and polyethylene businesses which were impaired by high oil-based feedstock costs, and lower sales volumes amidst a demand downturn. Looking forward, management expects that in the foreseeable future results and cash flow at our chemical business could be adversely affected by a weak economic outlook in Italy and Europe. Furthermore, rising costs of oil-based feedstock represent a risk to the profitability of the Company’s petrochemical operations as it may be difficult to preserve products margins due to the high level of competition in the industry and the commoditized nature of many of Eni’s products.

Risks in the Company Gas & Power business

i) Risks associated with the trading environment and competition in the industry

In 2012, the Company’s gas marketing business reported sharply lower operating losses due to a demand downturn and increasing competitive pressures arising from large gas availability in the marketplace. We expect negative market conditions to affect results and liquidity in 2013 and beyond

The Company’s gas marketing business has reported operating losses and negative cash flow in 2012 and 2011 due to a demand downturn and changed competitive dynamics in the European gas sector. Gas demand has been severely hit by the economic slowdown and lower consumption in the thermoelectric sector. The latter trend was affected by an ongoing expansion of renewable sources of electricity and a shift away from gas to the use of coal in firing power plants due to cost advantages. In the face of weak demand, supplies on the marketplace have continued to increase fuelled by pipeline upgrades, growing availability of LNG and the fact that the U.S. have reduced their dependence on LNG imports due to large development of domestic production of shale gas further adding to global LNG supplies. Those trends have driven the expansion of very liquid continental hubs where spot prices have become the prevailing benchmark of sale contracts, particularly in the industrial and thermoelectric segments. Spot prices have been on a downtrend over the latest few years reflecting oversupplies and weak demand. This trend has hit the profitability at European gas marketing operators, including Eni. Those operators procured their gas supplies under long-term contracts with producing countries whereby the cost of gas is generally indexed to the price of crude oil and other derivatives and margins were squeezed due to a decoupling between spot prices and the oil-linked costs of purchased gas. Adding to the pressure was the circumstance that reduced sales opportunities forced operators to aggressively compete on pricing to limit the financial risks associated with the take-or-pay clause provided by the long-term supply contracts. On their part, large clients adopted opportunistic supply patterns, in order to take advantage of the large availability of spot gas. Finally governmental administrations in several European countries have commenced to review the indexation mechanism of supply tariffs in the retail sector in order to make residential customers benefit from the ongoing trend in gas spot markets. Against this backdrop, our gas marketing business reported sharply higher operating losses down to euro 3,221 million due also to material impairment charges to align the asset book values to their lower values-in-use to reflect a reduced profitability outlook.

Management expects industrial conditions in the gas sector in Italy and Europe to remain unfavorable over the short to the medium term due to continuing market imbalances and strong competition. We forecasts that weak gas demand due to the current economic downturn and uncertainties, the persistence of oversupplies and strong competition will represent risk factors to the profitability outlook of the Company gas marketing business over the next two to three years. Short-term perspectives are anticipated to be highly adverse in Italy where the economic recovery is feeble, the price of gas to industrial and other large clients is likely to align to the pricing level at the continental hubs and finally gas margins are expected to be affected by the liberalization measures enacted by the Italian Government intended to reduce the cost of gas to residential users (see below). We believe that those trends will negatively impact the gas marketing business future results of operations and cash flows by reducing gas selling prices and margins, also considering Eni’s obligations under its take-or-pay supply contracts (see below).

We are seeking to improve our cost competitiveness by renegotiating more favorable contractual terms with our long-term suppliers. If we fail to achieve this our profitability could be adversely affected

Our long-term supply contracts provide clauses whereby the parties are entitled to renegotiate pricing terms and other contractual conditions from time to time to reflect in a changed market environment. We are seeking to renegotiate better terms and pricing of our long-term supply contracts in the next future years to align our cost structure to prices prevailing in the marketplace in order to preserve the profitability of our gas operations. If we fail to obtain the planned benefits, our future results and cash flow could be adversely affected. Furthermore, we believe that our results will become more volatile and unpredictable in future years as contractual renegotiations take time to define, possibly leading to large one-off price adjustments recorded in the reporting period when the new terms are agreed upon. In addition, in case the parties are entitled to fail to arrange renewed contractual terms, both of them may seek an arbitration ruling, which increases the uncertainty regarding a final outcome of the renegotiation process. Similarly, we expect that a number of our clients whom we supply to on long-term basis, will request price revisions and other contractual changes.

We expect that current imbalances between demand and supply in the European gas market will persist for sometime

In 2012, gas demand fell by 2% in Europe and by 4% in Italy due to the economic downturn and sharply lower gas consumptions in the thermoelectric sector. Management estimates that gas demand will grow at an average rate of approximately 1.7% in Italy and Europe until 2020. Those estimates have been revised downward from previous management projections to factor in the risks associated with a number of ongoing trends:
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

The projected moderate dynamics in demand will not be enough to balance current oversupplies on the marketplace over the next two to three years according to management’s estimates. Gas oversupplies have been increasing in recent years as new, large investments to upgrade import pipelines to Europe have come online from Russia and Algeria, and large availability of LNG on a worldwide scale has found an outlet at the European continental hubs driving the development of very liquid spot gas markets. Furthermore, in the near future management expects the start-up of new infrastructures in various European entry points which will add large amounts of new import capacity over the next few years. Those include a new line of the Nord Stream pipeline connecting Russia to Germany through the Baltic Sea as well as new LNG facilities. In Italy, the gas offered will increase moderately in the next future as a new LNG plant is expected to start operations at Livorno with a 4 BCM treatment capacity and effects are in place of Law Decree No. 130/2010 about storage capacity which is expected to increase by 4 BCM by 2015.

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

Current, negative trends in gas demands and supplies may impair the Company’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market, Eni has signed a number of long-term gas supply contracts with key producing countries that supply the European gas markets. These contracts have been ensuring approximately 80 BCM of gas availability from 2010 (including the Distrigas portfolio of supplies and excluding Eni’s other subsidiaries and affiliates) with a residual life of approximately 16 years and a pricing mechanism that indexes the cost of gas to the price of crude oil and its products (gasoil, fuel oil, etc.). These contracts include take-or-pay clauses whereby the Company is required to off-take minimum pre-determined volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. The take-or-pay clause entitles the Company to off-take pre-paid volumes of gas in later years during the period of contract execution. Amounts of cash prepayments and time schedules for off-taking pre-paid gas vary from contract to contract. Generally, cash prepayments are calculated on the basis of the energy prices current in the year when the Company is scheduled to purchase the gas, with the balance due in the year when the gas is actually purchased. Amounts of pre-payments range from 10 to 100 percent of the full price.

The right to off-take pre-paid gas expires within a ten-year term in some contracts or remains in place until contract expiration in other arrangements. In addition, the right to off-take the pre-paid gas can be exercised in future years provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity. In this case, Eni will pay the residual price calculating it as the percentage that complements 100%, based on the arithmetical average of monthly base prices current in the year of the off-take. Similar considerations apply to ship-or-pay contractual obligations.

Management believes that the current outlook pointing to weak gas demand growth and large gas availability on the marketplace, the possible evolution of sector-specific regulation, as well as strong competitive pressures on the marketplace represent risk factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts.

Since the beginning of the downturn in the European gas market late in 2009, Eni has triggered the take-or-pay clause as the Company collected lower volumes than its minimum take obligations in each of those years accumulating deferred costs amounting to euro 2.37 billion and has paid almost the whole of the relevant cash advances.

Considering ongoing market trends and the Company’s outlook for its sales volumes which are anticipated to remain stable in 2013 and to increase at a moderate pace in subsequent years, as well as the expected benefit associated with contract renegotiations which may temporarily reduce the annual minimum take and other commercial initiatives, management believes that the Company’s exposure to take-or-pay contracts will need continuing monitoring and will continue to give rise to financial risk in future years.

In addition to the financial risk, failure to off-take the contractual minimum amounts exposes the Company to a price risk, because the purchase price Eni will ultimately be required to pay is based on future energy prices which may be higher than the energy prices prevailing when the off-take obligation arose. In addition, Eni is subject to the risk of not being able to dispose of pre-paid volumes should the total addressable market be smaller than the Company’s gas availability in the relevant period. Finally, the Company expects to incur financing costs considering the cash advances already paid to its suppliers. As a result, the Company’s selling margins, results of operations and cash flow may be negatively affected. For further information on the Company’s take-or-pay contracts see "Item 4 – Gas & Power – Purchases".

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

ii) Risks associated with sector-specific regulations in Italy

Risks associated with the regulatory powers entrusted to the Italian Authority for Electricity and Gas in the matter of pricing to residential customers

The Authority for Electricity and Gas is entrusted with certain powers in the matters of natural gas pricing. Specifically, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users consuming less than 50,000 CM/y (as provided for by Resolution ARG/gas No. 64/2009) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the Authority for Electricity and Gas on these matters may limit the ability of Eni to pass an increase in the cost of the raw material onto final consumers of natural gas. The indexation mechanism set by the Authority for Electricity and Gas basically provides that the cost of the raw material in the pricing formula to the residential sector be indexed to movements in a basket of hydrocarbons. The Authority for Electricity and Gas modified in a few occasions that indexation mechanism by introducing price adjustments to benefit the residential customers.

Finally, the Italian law decree on liberalizations enacted in March 2012 entrusted the AEEG with the task to gradually introduce reference to the price of certain benchmarks quoted at continental hubs in the indexation mechanism of the cost of gas in the pricing of sales to the above mentioned customers. In compliance with the recently enacted law, the AEEG published a consultation document regarding the reform of the gas retail prices proposing, starting from April 2013, 20% of the retail gas price raw material component shall be linked to spot prices (up from current 5%). Starting from October 2013, the raw material component is planned to be 100% spot based; this should be partially offset by the introduction of new tariff components, applicable for the next two thermal years, in order to grant a gradual transition from oil-linked prices to spot market determined prices, to cover the costs of the transition to new supply formulas and to favor an effective renegotiation of long-term contracts for importing gas. Management believes that this development will negatively affect the profitability of the Company sales in the residential market in Italy because we expect that trends in spot prices will be less favorable than the oil-linked cost of gas supplies to the Group, thus limiting our ability to pass cost increases to our clients. This will adversely affect our future results and cash flow.

Recent liberalization measures in the gas storage sector

At the beginning of 2013, the Minister of Economic Development and the Italian Authority for Electricity and Gas introduced new criteria for the allocation of gas storage capacities pursuant to Article 14 of Law Decree No. 1/2012. In particular:
•	the natural gas storage capacity which becomes available as a result of the decreased amount of strategic storage and of new methods for calculating the modulation storage obligations is assigned to industrial companies and regasifiers; and
•	the modulation storage capacity for the needs of "vulnerable customers" is assigned partly with competitive bidding procedures, and partly under existing procedures.

The Italian Government has taken steps to increase competition in the Italian natural gas market. Further regulatory developments are possible in the future which may adversely affect Eni’s results of operations and cash flows

The Italian Government has long supported a higher degree of competition in the Italian natural gas market and this may produce significant developments in this area.

In March 2012, a law decree on liberalizations was enacted which established new measures to enhance competition in the Italian natural gas market. Among those measures, there was a provision that required Eni to divest its shareholding in Snam, the Italian dominant player in the field of gas transportation, distribution and storage. The divestiture of a significant stake in Snam was made to an entity controlled by the Italian State, effective October 15, 2012; as part of the transaction Eni lost control over the investee.

Management believes the institutional debate on the degree of competition in the Italian natural gas market and the regulatory activity to be areas of concern and cannot exclude negative impacts deriving from developments on these matters on Eni’s future results of operations and cash flows.

For more information on these issues see "Item 4 – Regulation of Eni’s businesses – Gas & Power".

Antitrust and competition law

The Group’s activities are subject to antitrust and competition laws and regulations in many countries of operations, especially in Europe. It is possible that the Group may incur significant loss provisions in future years relating to ongoing antitrust proceedings or new proceedings that may possibly arise. The Group is particularly exposed to this risk in its natural gas, refining and marketing and petrochemicals activities due to the fact that Eni is the incumbent operator in those markets in Italy and a large European player. See "Item 18 – note 34 of the Notes to the Consolidated Financial Statements" for a full description of Eni’s main pending antitrust proceedings. Furthermore, based on the findings of antitrust proceedings, plaintiffs could seek payment to compensate for any alleged damages as a result of antitrust business practices on part of Eni. Both these risks could adversely affect the Group’s future results of operations and cash flows.

Environmental, health and safety regulation

Eni has incurred in the past and will incur material operating expenses and expenditures in relation to compliance with applicable environmental, health and safety regulations in future years

Eni is subject to numerous EU, international, national, regional and local environmental, health and safety laws and regulations concerning its oil and gas operations, products and other activities. Generally, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, as well as refining, petrochemicals and other Group operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plug-in once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace and health of communities involved by the Company’s activities, and impose criminal or civil liabilities for polluting the environment or harming employees’ or communities’ health and safety resulting from oil, natural gas, refining, petrochemical and other Group’s operations.

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

Breach of environmental, health and safety laws exposes the Company’s employees to criminal and civil liability and the Company to the incurrence of liabilities associated with compensation for environmental, health or safety damage as well as damage to its reputation. Additionally, in the case of violation of certain rules regarding the safeguard of the environment and safety in the workplace, the Company can be liable due to negligent or willful conduct on part of its employees as per Law Decree No. 231/2001.

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

Eni has incurred in the past and may incur in the future material environmental liabilities in connection to the environmental impact of its past and present industrial activities. Also plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution

Risks of environmental, health and safety incidences and liabilities are inherent in many of Eni’s operations and products. Notwithstanding management’s beliefs that Eni adopts high operational standards to ensure safety of its operations and to protect the environment and health of people and employees, it is possible that incidents like blow-outs, oil spills, contaminations and similar events could occur that would result in damage to the environment, employees and communities. The occurrence of any such events could have a material adverse impact on the Group business, competitive position, cash flow, results of operations, liquidity, future growth prospects, shareholders’ return and damage to the Group reputation.

Environmental laws also require the Company to remediate and clean-up the environmental impacts of prior disposals or releases of chemicals or petroleum substances and pollutants by the Company. Such contingent liabilities may exist at various sites that the Company disposed of, closed or shut down in prior years where the Group products have been produced, processed, stored, distributed or sold, such as chemicals plants, mineral-metallurgic plants, refineries and other facilities. The Company is particularly exposed to the risk of environmental liabilities in Italy where several industrial installations operated by Eni were located which were subsequently divested, closed, liquidated or shut down. At those industrial locations Eni has commenced a number of initiatives to restore and clean-up proprietary or concession areas that were allegedly contaminated and polluted by the Group’s industrial activities. Notwithstanding the Group claimed that it cannot be held liable for such past contaminations as permitted by applicable regulations in case of declaration rendered by a guiltless owner – particularly regulations that enacted into Italian legislation the Directive No. 2004/35/EC – plaintiffs and several public administrations have been acting against Eni to claim both the environmental damage and measures to perform additional clean-up and remediation projects in a number of civil and administrative proceedings. Remedial and clean-up activities with respect to the Company’s sites are expected to continue in the foreseeable future, impacting our liquidity as with reference to the balance sheet date the Group has accrued risk provisions to cope with all existing environmental liabilities whereby both a legal or constructive obligation to perform a clean-up or other remedial actions is in place and the associated costs can be reasonably estimated. The accrued amounts represent the management’s best estimates of the Company’s liability.

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

Legal Proceedings

Eni is defendant in a number of civil actions and administrative proceedings arising in the ordinary course of business. In addition to existing provisions accrued as of the balance sheet date to account for ongoing proceedings, it is possible that in future years Eni may incur significant losses in addition to amounts already accrued in connection with pending legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate. For more information see disclosure of pending litigation in "Item 18 – note 34 of the Notes to the Consolidated Financial Statements".

Risks related to changes in the price of oil, natural gas, refined products and chemicals

Operating results in Eni’s Exploration & Production, Refining & Marketing, and Chemical segments are affected by changes in the price of crude oil and by the impacts of movements in crude oil prices on margins of refined and petrochemical products.

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

The favorable impact of higher oil prices on Eni’s results of operations may be offset in part by opposite trends in margins for Eni’s downstream businesses

The impact of changes in crude oil prices on Eni’s downstream businesses, including the Gas & Power, the Refining & Marketing and the Chemicals businesses, depends upon the speed at which the prices of gas and products adjust to reflect movements in oil prices.

In the Gas & Power segment, increases in oil price represent a risk to the profitability of the Company sales as gas supplies are mainly indexed to the cost of oil and certain refined products, while selling prices, particularly outside Italy, are increasingly benchmarked to gas spot prices quoted at continental hubs. In the current trading environment, spot prices at those hubs are particularly depressed due to oversupply conditions. In 2012, the de-coupling between trends in the oil-linked costs of supplies and spot prices of gas sales was the main driver of the operating loss incurred by our gas marketing business. We expect that such unfavorable trend will continue in 2013 and beyond due to ongoing rising trends in crude oil prices and weak spot prices pressured by sluggish industry fundamentals and competition.

In addition, the Italian Authority for Electricity and Gas and other European regulatory authorities may limit the ability of the Company to pass cost increases linked to higher oil prices onto selling prices in supplies to residential customers and small businesses as we expect a shift to spot prices in the indexation mechanism of the raw material cost which may replace the oil-linked indexation in selling formulas to those customers. See the paragraph "Risks in the Company’s gas business" above for more information.

In addition, in light of the changed European gas market environment, Eni has adopted new risk management policies. These policies contemplate the use of derivative contracts to mitigate the exposure of Eni’s future cash flows to future changes in gas prices; such exposure had been exacerbated in recent years by the fact that spot prices at European gas hubs have ceased to track the oil prices to which Eni’s long-term supply contracts are linked.

These policies also contemplate the use of derivative contracts for speculative purposes whereby Eni is seeking to profit from opportunities available in the gas market based, among other things, on its expectations regarding future prices. These contracts may lead to gains as well as losses, which, in each case, may be significant. All derivative contracts that are not entered into for hedging purposes in accordance with IFRS will be accounted through profit and loss, resulting in higher volatility of the gas business’ operating profit. Please see "Item 5 – Financial review – Management’s expectations of operations" and "Item 11 – Quantitative and qualitative disclosures about market risk".

In the Refining & Marketing and Chemicals businesses a time lag exists between movements in oil prices and in prices of finished products.

Eni’s results of operations are affected by changes in European refining margins

Results of operations at Eni’s Refining & Marketing segment are substantially affected by changes in European refining margins which reflect changes in relative prices of crude oil and refined products. The prices of refined products depend on global and regional supply/demand balances, inventory levels, refinery operations, import/export balances and weather. Furthermore, Eni’s realized margins are also affected by relative price movements of heavy or sour crude qualities versus light or sweet crude qualities, taking into account the ability of Eni’s refineries to process complex crudes that represent a cost advantage when market prices of heavy crudes are relatively cheaper than the marker Brent price.

In 2012, Eni’s refining margins were unprofitable as the high cost of oil was only partially transferred to final prices of fuels pressured by weak demand, high worldwide and regional inventory levels and excess refining capacity particularly in the Mediterranean area. Furthermore, the profitability of complex cycles was impaired due to shrinking price differentials between heavy crudes versus light ones. Management does not expect any significant recovery in industry fundamentals over the short to medium term. The sector as a whole will continue to suffer from weak demand and excess capacity, while the cost of oil feedstock may continue rising and price differentials may remain compressed.

In this context, management expects that the Company’s refining margins will remain at unprofitable levels in 2013 and possibly beyond. In addition, due to a reduced outlook for refining margins and the persistence of weak industry fundamentals, management took substantial impairment charges amounting to euro 846 million before tax to align the book value of the Company’s refining plants to their lower values-in-use which impacted 2012 results of operations.

Eni’s results of operations are affected by changes in petrochemical margins

Eni’s margins on petrochemical products are affected by trends in demand for petrochemical products and movements in crude oil prices to which purchase costs of petroleum-based feedstock are indexed. Given the commoditized nature of Eni petrochemical products, it is difficult for the Company to transfer higher purchase costs for oil-based feedstock to selling prices to customers. In 2012, Eni’s petrochemicals business reported sharply higher operating losses down to euro 683 million due to unprofitable margins on basic petrochemicals products, mainly the margin on cracker, reflecting high oil-based feedstock costs and as demand for petrochemicals commodities plunged due to the economic downturn. A weak demand outlook and rising oil-based feedstock costs will continue to adversely affect Eni’s results of operations and liquidity in this business segment in 2013 and possibly beyond.

Risks from acquisitions

Eni constantly monitors the oil and gas market in search of opportunities to acquire individual assets or companies in order to achieve its growth targets or complement its asset portfolio. Acquisitions entail an execution risk – a significant risk, among other matters, that the acquirer will not be able to effectively integrate the purchased assets so as to achieve expected synergies. In addition, acquisitions entail a financial risk – the risk of not being able to recover the purchase costs of acquired assets, in case a prolonged decline in the market prices of oil and natural gas occurs. We also may incur unanticipated costs or assume unexpected liabilities and losses in connection with companies or assets we acquire. If the integration and financial risks connected to acquisitions materialize, our financial performance and shareholders’ returns may be adversely affected.

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

Exposure to financial risk

Eni’s business activities are inherently exposed to financial risk. This includes exposure to the market risk, including commodity price risk, interest rate risk and foreign currency risk, as well as liquidity risk, and credit risk.

Our primary source of exposure to financial risk is the volatility in commodity prices. Generally, the Group does not hedge its strategic exposure to the commodity risk associated with its plans to find and develop oil and gas reserves, volume of gas purchased under its long-term gas purchase contracts which are not covered by contracted sales, its refining margins and other activities. The Group’s risk management objectives in addressing commodity risk are to optimize the risk profile of its commercial activities by effectively managing economic margins and safeguarding the value of Eni assets. To achieve this, we execute risk management activities seeking both to hedge Group’s exposures and to profit from short-term market opportunities and trading. The Group’s risk management has evolved particularly in response to the deep changes occurred in the competitive landscape of the gas marketing business, gas volatile margins and development of liquid gas spot markets.

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

The Group’s approach to risk management includes identifying, evaluating and managing the financial risk using a top-down approach whereby the Board of Directors is responsible for establishing the Group risk management strategy and setting the maximum tolerable amounts of risk exposure. The Group’s chief executive officer is responsible for implementing the Group risk management strategy, while the Group’s chief financial officer is in charge of defining policies and tools to manage the Group’s exposure to financial risk, as well as monitoring and reporting activities. Various Groups’ committees are in charge of defining internal criteria, guidelines and targets of risk management activities consistent with the strategy and limits defined at Eni’s top level, to be used by the Group’s business units, including monitoring and controlling activities. Although we believe we have established sound risk management procedures, trading activities involve elements of forecasting and Eni is exposed to the risks of market movements, of incurring significant losses if prices develop contrary to management expectations and of default of counterparties.

Commodity risk

Commodity risk is the risk associated with fluctuations in the price of commodities which may impact the Group’s results of operations and cash flow. Exposure to commodity risk is both of a strategic and commercial nature. Generally, the Group does not hedge its strategic exposure to commodity risk. For further discussion on this issues see paragraph "Changes in crude oil and natural gas prices may adversely affect Eni’s results of operations" above and "Item 11 – Quantitative and qualitative disclosures about market risk".

On the other hand, the Group actively manages its exposure to commercial risk which arises when a contractual sale of a commodity has occurred or it is highly probable that it will occur and the Group aims at locking in the associated commercial margin. The Group’s risk management objectives are to optimize the risk profile of its commercial activities by effectively managing economic margins and safeguarding the value of Eni assets. Also, as part of its risk management activities the Group enters trading activities in order to seek to profit from short-term market opportunities. The Group’s risk management has evolved particularly in response to the deep changes occurred in the competitive landscape of the gas marketing business, gas volatile margins and development of liquid markets to trade spot gas. To achieve those targets, Eni enters into commodity derivatives transactions in both commodity and financial markets:
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

Furthermore, the Company is implementing strategies of asset-backed trading in order to maximize the economic value of the flexibilities associated with its assets. Price risks related to asset backed trading activities are mitigated by the natural hedge granted by the assets’ availability.

These derivative contracts entered to for trading purposes may lead to gains as well as losses, which, in each case, may be significant. Those derivatives are accounted for through profit and loss, resulting in higher volatility in Eni’s operating profit, particularly in the gas marketing business.

Exchange rate risk

Movements in the exchange rate of the euro against the U.S. dollar can have a material impact on Eni’s results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, U.S. dollars, while a significant portion of Eni’s expenses are denominated in euros. Similarly, prices of Eni’s petrochemical products are generally denominated in, or linked to, the euro, whereas expenses in the Chemical segment are denominated both in euros and U.S. dollars. Accordingly, a depreciation of the U.S. dollar against the euro generally has an adverse impact on Eni’s results of operations and liquidity because it reduces booked revenues by an amount greater than the decrease in U.S. dollar-denominated expenses and may also result in significant translation adjustments that impact Eni’s shareholders’ equity. The Exploration & Production segment is particularly affected by movements in the U.S. dollar versus the euro exchange rates as the U.S. dollar is the functional currency of a large part of its foreign subsidiaries and therefore movements in the U.S. dollar versus the euro exchange rate affect year-on-year comparability of results of operations.

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

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term financial requirements and to settle obligations. Such a situation would negatively impact the Group results of operations and cash flows as it would result in Eni incurring higher borrowing expenses to meet its obligations or, under the worst conditions, the inability of Eni to continue as a going concern. European and global financial markets are currently subject to volatility amid concerns over the European sovereign debt crisis and weak macroeconomic growth, particularly in the Euro-zone. If there are extended periods of constraints in the financial markets, or if we are unable to access the financial markets, including due to our financial position or market sentiment as to our prospects, at a time when cash flows from our business operations may be under pressure, our ability to maintain our long-term investment program may be impacted with a consequent effect on our growth rate, and may impact shareholder returns, including dividends or share price.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay due amounts. Credit risks arise from both commercial partners and financial ones. In recent years, the Group has experienced a higher than normal level of counterparty failure due to the severity of the economic and financial downturn. In Eni’s 2012 Consolidated Financial Statements, Eni accrued an allowance against doubtful accounts amounting to euro 164 million, mainly relating to the Gas & Power business. Management believes that this business is particularly exposed to credit risks due to its large and diversified customer base which include a large number of middle and small businesses and retail customers who are particularly impacted by the current global financial and economic downturn.

Critical accounting estimates

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments and past experience and other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and other risk provisions, and recognition of revenues in the oilfield services construction and engineering businesses. Although management believes these estimates to represent the best outcome of the estimation process, actual results could differ from such estimates, due to, among other things, the following factors: uncertainty, lack or limited availability of information, availability of new informative elements, variations in economic conditions such as prices, costs, and other significant factors including evolution in technologies, industrial practices and standards (e.g. removal technologies) and the final outcome of legal, environmental or regulatory proceedings. See "Item 5 – Critical accounting estimates".

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

Our auditor, like all other independent registered public accounting firms operating in Italy, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and accordingly, investors may be deprived of the benefits of such inspection

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditor of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with SEC rules and PCAOB professional standards.

Because our auditor is a registered public accounting firm in Italy, a jurisdiction where the PCAOB is currently unable under Italian law to conduct inspections pending the mutual agreement between the PCAOB and the Italian authorities, our auditor, like all other independent registered public accounting firms in Italy, is currently not inspected by the PCAOB. Inspections of audit firms that the PCAOB has conducted where allowed have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in Italy prevents the PCAOB from regularly evaluating our auditor’s audits and quality control procedures. As a result, the inability of the PCAOB to conduct inspections of auditors in Italy may deprive investors of the benefits of PCAOB inspections.

Item 4. INFORMATION ON THE COMPANY

History and development of the Company

Eni SpA with its consolidated subsidiaries engages in the oil and gas exploration and production, gas marketing operations, power generation, chemicals, oilfield services and engineering industries. Eni has operations in 90 countries and 77,838 employees as of December 31, 2012.

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
Internet address: eni.com

The name of the agent of Eni in the United States is Stefano Lucchini, 485 Madison Avenue, New York, NY 10002.

Eni’s principal segments of operations are described below.

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as LNG operations in 43 countries, including Italy, Libya, Egypt, Norway, the UK, Angola, Congo, the United States, Kazakhstan, Russia, Algeria, Australia, Venezuela, Iraq and Mozambique. In 2012, Eni average daily production amounted to 1,631 kBOE/d on an available-for-sale basis. As of December 31, 2012, Eni’s total proved reserves amounted to 7,166 mmBOE; proved reserves of subsidiaries totaled 5,667 mmBOE; Eni’s share of reserves of equity-accounted entities was 1,499 mmBOE. In 2012, Eni’s Exploration & Production segment reported net sales from operations (including inter-segment sales) of euro 35,881 million and operating profit of euro 18,451 million.

Eni’s Gas & Power segment engages in supply, trading and marketing of gas and electricity, international gas transport activities, and LNG supply and marketing. This segment also includes the activity of electricity generation that is ancillary to the marketing of electricity. Following the divestment of a stake of 30% less one share in Snam and deconsolidation of the regulated business of gas infrastructures in Italy effective in 2012, the Gas & Power segment includes only results and activities of the Marketing of gas and the International transport activity. In 2012, Eni’s worldwide sales of natural gas amounted to 95.32 BCM, including 2.73 BCM of gas sales made directly by Eni’s Exploration & Production segment in Europe and in the United States. Sales in Italy amounted to 34.78 BCM, while sales in European markets were 51.02 BCM that included 2.73 BCM of gas sold to certain importers to Italy.

Eni produces power and steam at a number of operated sites in Italy with a total installed capacity of 5.3 GW as of December 31, 2012. In 2012, sales of power totaled 42.58 TWh. In 2012, Eni’s Gas & Power segment reported net sales from operations (including inter-segment sales) of euro 36,200 million and operating loss of euro 3,221 million.

Eni’s Refining & Marketing segment engages in crude oil supply, refining and marketing of petroleum products mainly in Italy and in the rest of Europe. In 2012, processed volumes of crude oil and other feedstock amounted to 30.01 mmtonnes and sales of refined products were 48.33 mmtonnes, of which 23.79 mmtonnes in Italy. Retail sales of refined products at operated service stations amounted to 10.87 mmtonnes including Italy and the rest of Europe. In 2012, Eni’s retail market share in Italy through its "Eni" and "Agip" branded network of service stations was 31.2%. In 2012, Eni’s Refining & Marketing segment reported net sales from operations (including inter-segment sales) of euro 62,656 million and operating loss of euro 1,303 million.

Eni also engages in commodity risk management and asset backed trading activities. Through the Trading department of the parent company and its wholly-owned subsidiary Eni Trading & Shipping SpA, the Group engages in derivative activities targeting the full spectrum of energy commodities on both the physical and financial trading venues. The objective of this activity is both to hedge part of the Group exposure to the commodity risk and to optimize commercial margins by entering speculative derivative transactions. Eni Trading & Shipping SpA and its subsidiaries also provide Group companies with crude oil and products supply, trading and shipping services. The results of this entity are reported within the Gas & Power segment with regard to the results recorded on commodity risk management activities relating to gas and electricity; while the portion of results which pertains to oil and products trading derivatives and supply and shipping services are reported within the Refining & Marketing segment.

Eni’s chemical activities include production of olefins and aromatics, basic intermediate products, polyethylene, polystyrenes, and elastomers. Eni’s chemical operations are concentrated in Italy and Western Europe. In 2012, Eni sold 3.95 mmtonnes of chemical products. In 2012, Eni’s Chemical segment reported net sales from operations (including inter-segment sales) of euro 6,418 million and operating loss of euro 683 million.

Eni engages in oilfield services, construction and engineering activities through its partially-owned subsidiary Saipem and Saipem’s controlled entities (Eni’s interest being 42.91%). Saipem provides a full range of engineering, drilling and construction services to the oil and gas industry and downstream refining and petrochemicals sectors, mainly in the field of performing large EPC (engineering, procurement and construction) contracts offshore and onshore for the construction and installation of fixed platforms, sub-sea pipe laying and floating production systems and onshore industrial complexes. In 2012, Eni’s Engineering & Construction segment reported net sales from operations (including intra-group sales) of euro 12,771 million and operating profit of euro 1,433 million.

A list of Eni’s subsidiaries is included as an exhibit to this Annual Report on Form 20-F.

Strategy

Eni’s strategy is to grow the Company’s main businesses over both the medium and the long term, with improving profitability.

•	In the Exploration & Production business we plan to grow profitably oil and gas production and to fully replace produced reserves. We intend to boost returns by focusing on delivering the planned projects on time and on budget as well as increasing the share of operated production in the Company’s portfolio. Project operatorship enables the Company to better schedule and control project execution, expenditures and timely achievement of project milestones. In addition, the Company plans to seek cost efficiencies through greater deployment of proprietary technologies designed to maximize the rate of hydrocarbon recovery from reservoirs, the reduction of drilling costs and ongoing operational improvement. This growth strategy will be underpinned by continuing risk mitigation as we are exposed to political risks and operational risks relating to increasingly high complexity of our projects and environmental challenges. See "Item 3 – Risk factors – Risks associated with the exploration and production of oil and natural gas";
•	We intend to improve the profitability of our operations in the Gas & Power segment by renegotiating our long-term supply contracts in order to enhance the competitiveness of the Company’s gas offer and to mitigate the take-or-pay risk to our liquidity as we manage through the downturn. We plan to retain our market share in Italy and Europe by leveraging the expected improved costs in procurement and logistics and effective commercial actions. The return to profitability will be helped by developing LNG sales in international markets and optimizing margins by means of our trading activities;
•	Our priority in the Refining & Marketing segment is to restore profitability against the backdrop of weak industry fundamentals and an unfavorable trading environment. We plan to steep up cost reduction initiatives, energy saving and optimization of plant operations, in order to drive margin expansions. Management plans to implement selective capital projects for upgrading refinery complexity and securing the safety and reliability of our assets. In the marketing business in Italy we plan to enhance profitability through a number of initiatives for improving service quality and client retention and non-oil profit contribution taking into account a weak outlook for fuel consumption. Outside Italy, Eni plans to grow selectively in target European markets and divest marginal assets;
•	Our Engineering & Construction segment is expected to be adversely impacted by a slowdown in activities due to macroeconomic headwinds and lower profitability at newly acquired orders. However we believe that the business remains well positioned to return to revenue and profitability growth in the medium term leveraging on technologically-advanced assets and competencies in engineering and project management and execution of large and complex oil and gas developments;
•	In the Chemical segment, we plan to recover profitability by progressively reducing the exposure to loss-making commodity chemicals while at the same time developing innovative and niche productions. We intend to grow the green chemistry business leveraging on the ongoing project of converting the Porto Torres site in a modern plant for the manufacture of eco-compatible chemical products and to expand operations in international markets leveraging our technologies and know-how in the field of elastomers.

In executing this strategy, management intends to pursue integration opportunities among segments and within each segment to strongly focus on efficiency improvement through technology upgrading, cost efficiencies, commercial and supply optimization and continuing process streamlining across all segments. Over the next four years, Eni plans to execute a capital expenditure program amounting to euro 56.8 billion to support continuing organic growth in its segments, mainly the Exploration & Production which will absorb 83% of planned expenditures. That amount includes funds destined to joint venture projects and associates.

For the full year 2013, management expects a capital budget in line with 2012 (in 2012 capital expenditure from continuing operations amounted to euro 12.76 billion, while expenditures incurred in joint venture initiatives and other investments amounted to euro 0.57 billion).

Eni plans to focus on preserving a balanced and well established financial structure. In 2012, following the divestment of a significant stake in Snam, which resulted in the exclusion of Snam’s net indebtedness from the Group’s consolidated financial statements, and the sale of part of the Group interest in Galp, Eni achieved a stronger balance sheet than in 2011, in line with the Company’s new business profile, more exposed to the Exploration & Production business. Looking forward, management will seek to maintain the ratio of net borrowings to total equity within a target range of 0.1-0.3 under the assumption of a Brent price scenario of 90 $/BBL flat in the next four year period and other trading assumptions, as well as the commitments of funding capital expenditure plans and implementing the Company’s progressive dividend policy (see "Item 5 – Operating and financial review and prospects – Management’s expectations of operations" and "Item 3 – Risk factors").

For fiscal year 2012, management plans to distribute a dividend of euro 1.08 a share subject to approval from the General Shareholders’ Meeting scheduled on May 10, 2013; the 2012 dividend represents a 4% increase from the previous year.

Further details on each business segment strategy are discussed throughout this item. For a description of risks and uncertainties associated with the Company’s outlook, and the capital expenditure program see "Item 5 – Operating and financial review and prospects – Management’s expectations of operations".

In the next four-year period, Eni plans to make expenditures dedicated to technological research and innovation activities amounting to euro 1.1 billion. Management believes that technological developments may secure long-term competitive advantages to the Company. For more information on Research and Development activity see page 84.

Significant business and portfolio developments

The significant business and portfolio developments that occurred in 2012 and to date in 2013 were the following:
•	On October 15, 2012, following the satisfaction of certain conditions precedent, including, in particular, antitrust approval, we finalized the sale to Cassa Depositi e Prestiti SpA ("CDP"), an entity controlled by the Italian Ministry of Economy and Finance, of 1,013,619,522 ordinary shares of Snam SpA, corresponding to 30% less 1 share of the voting shares at a price of euro 3.47 per share, as provided for by the sale and purchase agreement dated June 15, 2012. The total consideration of euro 3,517 million was paid for 75% within the balance sheet date. The remaining 25% amounting to euro 879 million has been paid on February 28, 2013. The exclusion of Snam from the Group’s scope of consolidation effective from the last quarter of 2012 resulted in a reduction of financial debt by euro 12.45 billion. Prior to the divestment, Snam had already reimbursed intercompany loans via third-party financing. The transaction implements the provisions of Law No. 27/2012, pursuant to which Eni was mandated to divest the control in Snam in accordance with Legislative Decree No. 93/2011. Including the sale of a further 5% interest in Snam to institutional investors in July 2012, the residual interest of Eni in Snam equal to 20.2% of the share capital was accounted as a financial instrument because Eni cannot exercise the underlying voting rights pursuant to applicable laws and therefore cannot influence the financial and operating policy decisions of Snam. Furthermore, under applicable rules, Eni was mandated to divest any residual interest in Snam following loss of control on the entity. In January 2013, Eni finalized the divestment of a further portion of its interest in Snam with the placement of euro 1,250 million aggregate principal amount of senior, unsecured bonds, exchangeable into ordinary shares of Snam. The bonds have a maturity of 3 years and pay a coupon of 0.625% per year. The bonds will be exchangeable into Snam ordinary shares at an exchange price of euro 4.33 per Snam ordinary share, up to a maximum of approximately 288.7 million ordinary shares of Snam, corresponding to approximately 8.54% of the currently outstanding share capital of Snam.
•	On July 20, 2012, as part of the agreements signed on March 29, 2012 by Eni and the other relevant shareholders of the Portuguese company Galp Energia, Amorim Energia and Caixa Geral de Depòsitos SA, we sold a 5% interest in Galp Energia to Amorim Energia. The transaction covered 41.5 million shares at the price of euro 14.25 a share, for a total consideration of euro 582 million and a capital gain registered in profit of euro 288 million. Following the sale we ceased to be a party to the existing shareholders’ agreement governing Galp Energia and our residual interest of 28.34% was stated as a financial instrument.
•	The exploration campaign carried out in 2012 in the operated Area 4 offshore the Rovuma basin in Mozambique resulted in a significant discovery at the Mamba Gas complex. A total of 7 exploration and appraisal wells were drilled in the area and new, very large exploration opportunities have been identified at the Coral and Mamba North-East prospects, which are independent from Mamba’s structure. In December 2012, Eni signed an agreement with Anadarko Petroleum Corp establishing basic principles for the coordinated development of common offshore activities in Area 4, operated by Eni and Area 1, operated by Anadarko. Furthermore, we will jointly plan and construct onshore LNG liquefaction facilities in Northern Mozambique.

•	On June 28, 2012, the international contractor companies of the final production sharing agreement of the giant Karachaganak gas-condensate field and the Republic of Kazakhstan closed a settlement agreement to all pending claims relating to the recovery of costs incurred to develop the field as well as minor tax issues. The contractor companies divested 10% of their rights and interest in the project to Kazakhstan’s KazMunaiGas for a $1 billion net cash consideration ($325 million being Eni’s share). From the effective date, Eni’s interest in the Karachaganak project has been reduced to 29.25% from the 32.5% previously held.
•	In 2012, Eni has launched a reorganization to integrate the supply activities of the Gas & Power and Refining & Marketing segments together with the trading, risk management and the wholesale activities of gas and LNG. This integration will allow Eni to capture opportunities from market trends and synergies in commodity risk management.
•	Eni signed a trilateral agreement with Korea Gas Corp and the Japanese company Chubu Electric Power Co for the sale of 28 loads of LNG corresponding to 1.7 mmtonnes of LNG in the 2013-2017 period.
•	In October 2012, the Green Refinery project was launched, which targets the conversion of the Venice plant into a "bio-refinery" to produce bio-fuels. The project will involve an estimated investment of approximately euro 100 million leveraging the Ecofining technology developed and licensed by Eni. Bio-fuel production will start from January 1, 2014 and will grow progressively as new facilities enter into operation. The new facilities to be built under the project will be completed in the first half of 2015.
•	In October 2012, Versalis, Eni’s chemical subsidiary, signed agreements to establish two joint ventures with major chemicals operators in South Korea and Malaysia to build and operate facilities for the production of elastomers incorporating Versalis proprietary technologies and know-how. These initiatives are part of Versalis strategy of international expansion in Asian markets with interesting growth prospect where Versalis can leverage on its technological and industrial leadership in elastomers.
•	In January 2013, Versalis signed a strategic partnership with Yulex for the manufacture of bio-rubber materials for consumer, medical and industrial markets and the construction of an industrial production complex in Southern Europe. The partnership will leverage on Yulex’s agronomical competencies and bio-rubber extraction technologies to boost Versalis’ green products portfolio.
•	In March 2013, Eni signed a Memorandum of Understanding with Pirelli related to a joint research project for the use of guayule-based natural rubber in tire production. On an exclusivity basis, Versalis will provide an innovative range of guayule-based natural rubber materials, while Pirelli will carry out trial tests to validate the performance of the materials for tire production on industrial basis.

In addition, Eni closed the following transactions:
•	In January 2013, Exploration and Production Sharing Contracts were signed with the Republic of Cyprus, for Blocks 2, 3 and 9 located in the Cypriot deep offshore portion of the Levantine Basin, which encompass an area of around 12,530 square kilometers, thus marking the entry of Eni in the Country. Eni was awarded the three blocks whilst leading the consortium with an 80% interest.
•	In December 2012, Eni signed an agreement with the Pakistani Authorities and the state oil and gas company OGDCL for the acquisition of 25% and the operatorship of the Indus Block G exploration license. The contractual area is located offshore in ultra-deep waters and covers approximately 7,500 square kilometers.
•	In August 2012, Eni and its partner Vitol signed a Memorandum of Understanding with the Government of Ghana and Ghana National Petroleum Corp for the development and marketing of gas reserves discovered in the Offshore Cape Three Points Block in the Tano Basin operated by Eni (47.22% interest).
•	In August 2012, Eni acquired a 25% interest in three blocks offshore Liberia covering an area of 8,145 square kilometers at a maximum water depth of 3,000 meters. The joint venture is operated by another international oil company. This operation marks Eni’s entry into Liberia.
•	In July 2012, Eni was awarded three product sharing contracts by the Government of Kenya. The contracts relate to the L-21, L-23 and L-24 exploration blocks which are located in the deep and ultra-deep waters of the Lamu Basin covering an area of approximately 36,000 square kilometers.
•	In June and July 2012, Eni acquired the operatorship (50% interest) of three exploration blocks located offshore Vietnam, in the Song Hong and Phu Khanh basins. The three blocks cover approximately 21,000 square kilometers of acreage. These basins are estimated to contain 10% of Vietnam’s hydrocarbon resources, mainly gas. In January 2013, Eni and the Vietnamese national oil company PetroVietnam signed a Memorandum of Understanding for the development of business opportunities in Vietnam and abroad.
•	In June 2012, Eni signed a Share Purchase Agreement with Ukrainian state-owned National Joint Stock Co, Nak Nadra Ukrayny, and Cadogan Petroleum Plc to acquire a 50.01% interest and operatorship of the Ukrainian company Westgasinvest Llc which currently holds subsoil rights to nine unconventional (shale) gas license areas in the Lviv Basin of Ukraine. These licenses cover approximately 3,800 square kilometers of acreage.

In 2012, capital expenditures of continuing operations amounted to euro 12,761 million, of which 89% related to Exploration & Production, Gas & Power and Refining & Marketing businesses, and primarily related to: (i) development of oil and gas reserves (euro 8,304 million) deployed mainly in Norway, the United States, Congo, Italy, Kazakhstan, Angola and Algeria, and exploration projects (euro 1,850 million) carried out mainly in Mozambique, Liberia, Ghana, Indonesia, Nigeria, Angola and Australia; (ii) upgrading of the fleet used in the Engineering & Construction segment (euro 1,011 million); (iii) refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries (euro 622 million), in particular at the Sannazzaro refinery, as well as upgrading and rebranding of the refined product retail network (euro 220 million); and (iv) initiatives to improve flexibility of the combined cycle power plants (euro 131 million). There were no significant acquisitions in the year.

In 2011, capital expenditures of continuing operations amounted to euro 11,909 million, of which 88% related to Exploration & Production, Gas & Power and Refining & Marketing businesses, and primarily regarded: (i) the development of oil and gas reserves (euro 7,357 million) deployed mainly in Norway, Kazakhstan, Algeria, United States, Congo and Egypt, and exploration projects (euro 1,210 million) carried out mainly in Australia, Angola, Mozambique, Indonesia, Ghana, Egypt, Nigeria and Norway; (ii) projects aimed at improving the conversion capacity and flexibility of refineries, and at building and upgrading service stations in Italy and outside Italy (totaling euro 629 million); and (iii) the upgrading of the fleet used in the Engineering & Construction segment (euro 1,090 million). There were no significant acquisitions in the year.

In 2010, capital expenditures of continuing operations amounted to euro 12,450 million, of which 78% related to Exploration & Production, Gas & Power and Refining & Marketing businesses, and primarily related to: (i) the development of oil and gas reserves (euro 8,578 million) deployed mainly in Egypt, Kazakhstan, Congo, United States and Algeria, and exploration projects (euro 1,012 million) carried out mainly in Angola, Nigeria, United States, Indonesia and Norway; (ii) projects aimed at improving the conversion capacity and flexibility of refineries, and at building and upgrading service stations in Italy and outside Italy (totaling euro 692 million); and (iii) the upgrading of the fleet used in the Engineering & Construction segment (euro 1,552 million). There were no significant acquisitions in the year.

BUSINESS OVERVIEW

Exploration & Production

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as LNG operations, in 43 countries, including Italy, Libya, Egypt, Norway, the UK, Angola, Congo, the United States, Kazakhstan, Russia, Algeria, Australia, Venezuela, Iraq and Mozambique. In 2012, Eni average daily production amounted to 1,631 kBOE/d on an available-for-sale basis. As of December 31, 2012, Eni’s total proved reserves amounted to 7,166 mmBOE; proved reserves of subsidiaries totaled 5,667 mmBOE; Eni’s share of reserves of equity-accounted entities stood to 1,499 mmBOE.

Eni’s strategy in its Exploration & Production operations is to pursue profitable production growth leveraging on its strong asset base and market position in a number of core mineral basins. We plan to achieve a production growth rate of more than 4% on average in the 2013-2016 period, based on our long-term Brent price assumptions of 90 $/BBL and certain other trading environment assumptions, including an indication of Eni’s production volume sensitivity to oil prices which are disclosed under "Item 5 – Management’s expectations of operations".

Management plans to achieve the target production growth rate by continuing development activities and new project start-ups in the main areas of operations including North Africa, Sub-Saharan Africa, Venezuela, the Barents Sea, the Yamal Peninsula, Kazakhstan, Iraq and the Far East, leveraging Eni’s vast knowledge of reservoirs and geological basins, as well as technical and producing synergies. 65% of these new projects have already been sanctioned and management plans to reach 90% by the end of 2013.

Management plans to maximize the production recovery rate at our current fields by counteracting natural field depletion. This will require intense development activities of work-over and infilling. We expect that continuing technological innovation and competence build-up will drive increasing rates of reserve recovery.

Management plans to invest euro 39.9 billion to develop reserves over the next four years. An important share of these expenditures will be allocated to certain development projects which will support the Company’s long-term production plateau, in particular we plan to start developing the recent gas discovery offshore Mozambique and to progress large and complex projects in the Barents Sea, Nigeria and Indonesia. We are also planning to maintain a prevailing share of projects regulated by production sharing agreements in our portfolio; this will shorten the cost recovery in an environment of high crude oil prices.

Approximately euro 1.8 billion will be spent to execute development projects through equity-accounted entities.

Exploration projects will attract some euro 5.5 billion to appraise the latest discoveries made by the Company and to support continuing reserve replacement over the next four years. The most important amounts of exploration expenses will be incurred in Angola, Russia, United States, Nigeria, Egypt, Norway and Indonesia; important resources will be dedicated to explore new areas (Kenya, Vietnam, Ukraine and Cyprus) and on unconventional plays. Management plans to achieve a balance between exploration projects in conventional fields versus projects in high risk/high reward basins.

Management believes that in the 2013-2016 period Eni’s exploration and production activities will retain significant risks relating to our strong presence in countries which we believe to be politically less stable than OECD Countries and our exposure to complex projects because they are conducted in harsh, remote and environmentally-sensitive areas (Arctic, Gulf of Mexico, deep offshore, etc.). Management plans to mitigate those risks by expanding the geographic reach of our operations and continuing deployment of the Eni cooperation model with host countries based on the commitment to maximize the benefits delivered to local communities by our upstream activities and invest in initiatives that improve socio-economic standards over the long term (access to energy, education, health). Furthermore Eni intends to minimize financial exposure in countries with political risk through well-designed agreements and a selected plan of cash-outs for each project.

Management intends to implement a number of initiatives to support profitability in its upstream operations by exercising tight control on project time schedules and costs and reducing the time span which is necessary to develop and market reserves. We acknowledge that our results of operations and production levels for the year have been adversely impacted by delays and cost overruns at a number of projects. We plan to mitigate those risks in the future by: (i) in-sourcing critical engineering and project management activities also redeploying to other areas key competences which will be freed with the start-up of certain strategic projects and increase direct control and governance on construction activities; and (ii) signing framework agreements with major suppliers, using standardized specifications to speed up pre-award process for critical equipment and plants, increasing focus on supply chain programming to optimize order flows. We expect that costs to develop and operate fields will increase in the next years due to sector-specific inflation, and growing complexity of new projects. We plan to counteract those cost increases by leveraging on cost efficiencies associated with: (i) increasing the scale of our operations as we concentrate our resources on larger fields than in the past where we plan to achieve economies of scale; (ii) expanding projects where we serve as operator. We believe operatorship will enable the Company to exercise better cost control, effectively manage reservoir and production operations, and deploy our safety standards and procedures to minimize risks; and (iii) applying our technologies which we believe can reduce drilling and completion costs.

We plan to mitigate the operational risk relating to drilling activities by applying Eni’s rigorous procedures throughout the engineering and execution stages, by leveraging on proprietary drilling technologies, excellent skills and know-how, increased control of operations and by deploying technologies which we believe to be able to reduce blow-out risks and to enable the Company to respond quickly and effectively in case of emergencies.

Eni will pursue further growth options by developing unconventional plays, gas-to-LNG projects and integrated gas projects. Finally, we intend to optimize our portfolio of development properties by focusing on areas where our presence is well established, and divesting non-strategic or marginal assets.

For the year 2013, management plans to spend approximately euro 11 billion in reserves development and exploration projects.

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

Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the previous booking of reserves due to analysis of new information.

Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right. Proved reserves to which Eni is entitled under PSAs are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (Cost Oil) and recognize the Profit Oil set contractually (Profit Oil). A similar scheme applies to buy-back and service contracts.

Reserves governance

Eni retains rigorous control over the process of booking proved reserves, through a centralized model of reserves governance. The Reserves Department of the Exploration & Production Division is entrusted with the task of: (i) ensuring the periodic certification process of proved reserves; (ii) continuously updating the Company’s guidelines on reserves evaluation and classification and the internal procedures; and (iii) providing training of staff involved in the process of reserves estimation.

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

The process for estimating reserves, as described in the internal procedure, involves the following roles and responsibilities: (i) the business unit managers (geographic units) and Local Reserves Evaluators (LRE) are in charge with estimating and classifying gross reserves including assessing production profiles, capital expenditure, operating expenses and costs related to asset retirement obligations; (ii) the petroleum engineering department at the head office verifies the production profiles of such properties where significant changes have occurred; (iii) geographic area managers verify the commercial conditions and the progress of the projects; (iv) the Planning and Control Department provides the economic evaluation of reserves; and (v) the Reserves Department, through the Division Reserves Evaluators (DRE), provides independent reviews of fairness and correctness of classifications carried out by the above mentioned units and aggregates worldwide reserves data.

The head of the Reserves Department attended the "Politecnico di Torino" and received a Master of Science degree in Mining Engineering in 1985. She has more than 25 years of experience in the oil and gas industry and more than 15 years of experience in evaluating reserves.

Staff involved in the reserves evaluation process fulfils the professional qualifications requested and maintains the highest level of independence, objectivity and confidentiality in accordance with professional ethics. Reserves Evaluators qualifications comply with international standards defined by the Society of Petroleum Engineers.

Reserves independent evaluation

Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation2 of part of its proved reserves on a rotational basis. The description of qualifications of the persons primarily responsible for the reserves audit is included in the third party audit report3. In the preparation of their reports, independent evaluators rely upon information furnished by Eni, without independent verification, with respect to property interests, production, current costs of operations and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies, technical analysis relevant to field performance, long-term development plans, future capital and operating costs.

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

to third party evaluators. In 2012, Ryder Scott Co and DeGolyer and MacNaughton provided an independent evaluation of approximately 33% of Eni’s total proved reserves at December 31, 20124, confirming, as in previous years, the reasonableness of Eni internal evaluation5.

In the 2010-2012 period, 92% of Eni total proved reserves were subject to an independent evaluation. As at December 31, 2012, the principal Eni properties not subjected to independent evaluation in the last three years were Bouri and Bu Attifel (Libya) and M’Boundi (Congo).

Summary of proved oil and gas reserves

The tables below provide a summary of proved oil and gas reserves of the Group companies and its equity-accounted entities by geographic area for the three years ended December 31, 2012, 2011 and 2010. Net proved reserves are set out in more detail under the heading "Supplemental oil and gas information" on page F-116.

HYDROCARBONS (mmBOE)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves

Consolidated subsidiaries
Year ended Dec. 31, 2010	724	601	2,096	1,133	1,126	295	230	127	6,332
Developed	554	405	1,215	812	543	139	141	117	3,926
Undeveloped	170	196	881	321	583	156	89	10	2,406
Year ended Dec. 31, 2011	707	630	2,031	1,021	950	230	238	133	5,940
Developed	540	374	1,175	742	482	129	162	112	3,716
Undeveloped	167	256	856	279	468	101	76	21	2,224
Year ended Dec. 31, 2012	524	591	1,915	1,048	1,041	184	236	128	5,667
Developed	406	349	1,080	716	458	108	170	107	3,394
Undeveloped	118	242	835	332	583	76	66	21	2,273

Equity-accounted entities
Year ended Dec. 31, 2010			23	28		317	143		511
Developed			22	5		43	26		96
Undeveloped			1	23		274	117		415
Year ended Dec. 31, 2011			21	83		656	386		1,146
Developed			19	4		5	26		54
Undeveloped			2	79		651	360		1,092
Year ended Dec. 31, 2012			20	81		668	730		1,499
Developed			20			82	20		122
Undeveloped				81		586	710		1,377

Consolidated subsidiaries
and equity-accounted entities
Year ended Dec. 31, 2010	724	601	2,119	1,161	1,126	612	373	127	6,843
Developed	554	405	1,237	817	543	182	167	117	4,022
Undeveloped	170	196	882	344	583	430	206	10	2,821
Year ended Dec. 31, 2011	707	630	2,052	1,104	950	886	624	133	7,086
Developed	540	374	1,194	746	482	134	188	112	3,770
Undeveloped	167	256	858	358	468	752	436	21	3,316
Year ended Dec. 31, 2012	524	591	1,935	1,129	1,041	852	966	128	7,166
Developed	406	349	1,100	716	458	190	190	107	3,516
Undeveloped	118	242	835	413	583	662	776	21	3,650

(4)	i	Includes Eni’s share of proved reserves of equity-accounted entities.
(5)	i	See "Item 19 – Exhibits".

LIQUIDS (mmBBL)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves

Consolidated subsidiaries
Year ended Dec. 31, 2010	248	349	978	750	788	139	134	29	3,415
Developed	183	207	656	533	251	39	62	20	1,951
Undeveloped	65	142	322	217	537	100	72	9	1,464
Year ended Dec. 31, 2011	259	372	917	670	653	106	132	25	3,134
Developed	184	195	622	483	215	34	92	25	1,850
Undeveloped	75	177	295	187	438	72	40		1,284
Year ended Dec. 31, 2012	227	351	904	672	670	82	154	24	3,084
Developed	165	180	584	456	203	41	109	24	1,762
Undeveloped	62	171	320	216	467	41	45		1,322

Equity-accounted entities
Year ended Dec. 31, 2010			19	6		44	139		208
Developed			18	4		5	25		52
Undeveloped			1	2		39	114		156
Year ended Dec. 31, 2011			17	22		110	151		300
Developed			16	4			25		45
Undeveloped			1	18		110	126		255
Year ended Dec. 31, 2012			17	16		114	119		266
Developed			17			8	19		44
Undeveloped				16		106	100		222

Consolidated subsidiaries
and equity-accounted entities
Year ended Dec. 31, 2010	248	349	997	756	788	183	273	29	3,623
Developed	183	207	674	537	251	44	87	20	2,003
Undeveloped	65	142	323	219	537	139	186	9	1,620
Year ended Dec. 31, 2011	259	372	934	692	653	216	283	25	3,434
Developed	184	195	638	487	215	34	117	25	1,895
Undeveloped	75	177	296	205	438	182	166		1,539
Year ended Dec. 31, 2012	227	351	921	688	670	196	273	24	3,350
Developed	165	180	601	456	203	49	128	24	1,806
Undeveloped	62	171	320	232	467	147	145		1,544

NATURAL GAS (BCF)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves

Consolidated subsidiaries
Year ended Dec. 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198
Developed	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965
Undeveloped	583	298	3,107	577	253	311	99	5	5,233
Year ended Dec. 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
Developed	1,977	995	3,070	1,437	1,480	528	385	491	10,363
Undeveloped	514	430	3,120	512	168	157	205	113	5,219
Year ended Dec. 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
Developed	1,325	925	2,720	1,429	1,401	372	334	459	8,965
Undeveloped	308	392	2,838	632	637	190	115	113	5,225

Equity-accounted entities
Year ended Dec. 31, 2010			24	118		1,520	22		1,684
Developed			22	4		214	6		246
Undeveloped			2	114		1,306	16		1,438
Year ended Dec. 31, 2011		2	20	338		3,033	1,307		4,700
Developed			17	4		24	8		53
Undeveloped		2	3	334		3,009	1,299		4,647
Year ended Dec. 31, 2012			16	353		3,043	3,355		6,767
Developed			16			402	6		424
Undeveloped				353		2,641	3,349		6,343

Consolidated subsidiaries
and equity-accounted entities
Year ended Dec. 31, 2010	2,644	1,401	6,231	2,245	1,874	2,391	552	544	17,882
Developed	2,061	1,103	3,122	1,554	1,621	774	437	539	11,211
Undeveloped	583	298	3,109	691	253	1,617	115	5	6,671
Year ended Dec. 31, 2011	2,491	1,427	6,210	2,287	1,648	3,718	1,897	604	20,282
Developed	1,977	995	3,087	1,441	1,480	552	393	491	10,416
Undeveloped	514	432	3,123	846	168	3,166	1,504	113	9,866
Year ended Dec. 31, 2012	1,633	1,317	5,574	2,414	2,038	3,605	3,804	572	20,957
Developed	1,325	925	2,736	1,429	1,401	774	340	459	9,389
Undeveloped	308	392	2,838	985	637	2,831	3,464	113	11,568

Volumes of oil and natural gas applicable to long-term supply agreements with foreign governments in mineral assets where Eni is operator totaled 648 mmBOE as of December 31, 2012 (647 and 683 mmBOE as of December 31, 2011 and 2010, respectively). Said volumes are not included in reserves volumes shown in the table herein.

Subsidiaries	Equity-accounted entities

2010	2011	2012	2010	2011	2012

(mmBOE)
Additions to proved reserves	776	176	337	158	644	366
of which purchases and sales of reserves-in-place	(12)	(7)	(212)			(38)
Production for the year	(653)	(568)	(610)	(9)	(9)	(13)

Subsidiaries and equity-accounted entities

2010	2011	2012

(%)
Proved reserves replacement ratio of subsidiaries and equity-accounted entities	125	142	107

Eni’s proved reserves as of December 31, 2012 totaled 7,166 mmBOE (liquids 3,350 mmBBL; natural gas 20,957 BCF) and included the impact of the gas conversion factor update (40 mmBOE). Eni’s proved reserves reported an increase of 80 mmBOE, or 1.1%, from December 31, 2011. All sources additions to proved reserves booked in 2012 were 703 mmBOE, of which 337 mmBOE came from Eni’s subsidiaries and 366 mmBOE from Eni’s share of equity-accounted entities.

In spite of stable Brent prices at $111 per barrel in 2012 (also $111 in 2011), all sources additions were adversely affected by the unfavorable movements in oil and gas prices on reserves entitlements in certain PSAs and service contracts and in the economics of marginal productions (down 62 mmBOE).

The methods (or technologies) used in the Eni’s proved reserves assessment depend on stage of development, quality and completeness of data, and production history availability. The methods include volumetric estimates, analogies, reservoir modeling, decline curve analysis or a combination of such methods. The data considered for these analyses are obtained from a combination of reliable technologies that produce consistent and repeatable results including well or field measurements (i.e. logs, core samples, pressure information, fluid samples, production test data and performance data) and indirect measurements (i.e. seismic data). However for each reservoir assessment the most suitable combination of technologies and methods is applied providing a high degree of confidence in establishing reliable reserves estimates.

The reserves replacement ratio achieved by Eni’s subsidiaries and equity-accounted entities was 107% in 2012 (142% in 2011 and 125% in 2010). The ratio did not include the impact associated with adoption of a new conversion factor of natural gas to barrel-of-oil equivalent on the initial balances of proved reserves as of January 1, 2012 estimated at 40 mmBOE as management believes that change did not pertain to the Company’s reserve performance for the year. The reserves replacement ratio was calculated by dividing additions to proved reserves by total production, each as derived from the tables of changes in proved reserves prepared in accordance with FASB Extractive Activities - Oil & Gas (Topic 932) (see the supplemental oil and gas information in "Item 18 – Financial Statements"). The reserves replacement ratio is a measure used by management to assess the extent to which produced reserves in the year are replaced by booked reserves additions. Management considers the reserves replacement ratio to be an important indicator of the Company’s ability to sustain its growth perspectives. However, this ratio measures past performances and is not an indicator of future production because the ultimate recovery of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructures, as well as changes in oil and gas prices, political risks and geological and environmental risks. Specifically, in recent years Eni’s reserves replacement ratio has been affected by the impact of changes in hydrocarbon prices on reserves entitlements in the Company’s Production Sharing Agreements and similar contractual schemes. In accordance with such contracts, Eni is entitled to a portion of field reserves, the sale of which should cover expenditures incurred by the Company to develop and operate the field. The higher the reference hydrocarbon prices used to determine year-end amounts of Eni’s proved reserves, the lower the number of barrels necessary to cover the same amount of expenditures. See "Item 3 – Risks associated with the exploration and production of oil and natural gas - Uncertainties in estimates of oil and natural gas reserves".

The average reserves life index of Eni’s proved reserves was 11.5 years as of December 31, 2012 (12.3 years as of December 31, 2011) which included reserves of both subsidiaries and equity-accounted entities.

Eni’s subsidiaries

Eni’s subsidiaries added 337 mmBOE of proved oil and gas reserves in 2012 (176 mmBOE in 2011). This comprised 266 mmBBL of liquids and 224 BCF of natural gas. Additions to proved reserves derived from: (i) revisions of previous estimates were 321 mmBOE mainly reported in Kazakhstan, Nigeria and Egypt; (ii) extensions, discoveries and others were 200 mmBOE, with major increases booked in Kazakhstan and Angola; (iii) improved recovery were 28 mmBOE mainly reported in Algeria and Nigeria; and (iv) sales of mineral-in-place were 213 mmBOE and resulted from the disposals of Snam (in particular the divestment of 139 mmBOE of gas storage in Italy) and other non-strategic assets as well as the change of the working interest in the Karachaganak field (48 mmBOE).

Eni’s share of equity-accounted entities

Eni reported an increase of 366 mmBOE in its share of equity-accounted entities’ proved oil and gas reserves in 2012 (644 mmBOE in 2011). This comprised mainly 2,100 BCF of natural gas. Additions to proved reserves derived from: (i) revisions of previous estimates were 254 mmBOE mainly reported in Venezuela; (ii) extensions, discoveries and other factors were 149 mmBOE, with major increases booked in Venezuela and Russia; and (iii) sales of mineral-in-place were 38 mmBOE resulting from the divestment of Galp.

Proved undeveloped reserves

Proved undeveloped reserves as of December 31, 2012 totaled 3,650 mmBOE (including the impact of the gas conversion factor update equal to 20 mmBOE). At year end, proved undeveloped reserves of liquids amounted to 1,544 mmBBL, mainly concentrated in Africa and Kazakhstan. Proved undeveloped reserves of natural gas amounted to

11,568 BCF, mainly located in Africa, Russia and Venezuela. Proved undeveloped reserves of consolidated subsidiaries amounted to 1,322 mmBBL of liquids and 5,225 BCF of natural gas.

In 2012, total proved undeveloped reserves increased by 334 mmBOE due to new projects sanctions mainly in Venezuela, Angola and Congo (approximately 438 mmBOE) as well as due to upwards and downwards revisions mainly related to contractual and technical revisions, price effect and portfolio operations.

During 2012, Eni converted 227 mmBOE of proved undeveloped reserves to proved developed reserves due to development activities, production start-ups and revisions. The main reclassifications to proved developed reserves are related to the following fields/projects: Samburgskoye (Russia), CAFC and MLE (Algeria), Seth (Egypt), Marulk and Tyrihans (Norway), M’Boundi (Congo), Clochas (Angola), Zubair (Iraq) and Nikaitchuq (USA).

In 2012, capital expenditure amounted to approximately euro 1.9 billion and was made to progress the development of proved undeveloped reserves.

Reserves that remain proved undeveloped for five or more years are a result of several factors that affect the timing of the projects development and execution, such as the complex nature of the development project in adverse and remote locations, physical limitations of infrastructures or plant capacity and contractual limitations that establish production levels. The Company estimates that approximately 1.1 BBOE of proved undeveloped reserves have remained undeveloped for five years or more with respect to the balance sheet date, mainly related to: (i) the Kashagan project in Kazakhstan (approximately 0.6 BBOE) where development activities are progressing and production start-up is targeted by the end of the first half 2013. Such PUD reserves will be produced within the limits of the oil processing capacity that is planned to be available at end of the ongoing developing phase (Phase 1 or Experimental Program). For more details regarding this project please refer to part 1, Item 4, page 54, where the project is disclosed; (ii) some Libyan gas fields (0.27 BBOE) where development completion and production start-up are planned according to the delivery obligations set forth in a long-term gas supply agreement currently in force. In order to secure fulfillment of the contractual delivery quantities, Eni will implement phased production start-up from the relevant fields, which are expected to be put in production over the next several years; and (iii) other projects including a gas asset located in Siberia where development activities are progressing and we are targeting production start-up in the short-to-medium term (see also our discussion under the "Item 3 – Risk factors" section about risks associated with oil and gas development projects on page 9).

Eni remains strongly committed to put these projects into production over the next few years. The length of the development period is a function of a range of external factors, such as for example the type of development, the location and physical operating environment of the field or the absence of infrastructure, considering that the majority of our projects are infrastructure-driven, and not a function of internal factors, such as an insufficient devotion of resources by Eni or a diminished commitment on the part of Eni to complete the project.

Delivery commitments

Eni sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Some of these contracts, mostly relating to natural gas, specify the delivery of fixed and determinable quantities.

Eni is contractually committed under existing contracts or agreements to deliver in the next three years mainly natural gas to third parties for a total of approximately 431 mmBOE from producing assets located mainly in Australia, Egypt, Libya, Nigeria, Norway and Russia.

The sales contracts contain a mix of fixed and variable pricing formulas that are generally referenced to the market price for crude oil, natural gas or other petroleum products.

Management believes it can satisfy these contracts from quantities available from production of the Company’s proved developed reserves and supplies from third parties based on existing contracts. Production will account for approximately 72% of delivery commitments.

Eni has met all contractual delivery commitments as of December 31, 2012.

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

In 2012, oil and natural gas production available for sale averaged 1,631 kBOE/d (1,523 kBOE/d in 2011). Production for the year expressed in barrel-of-oil equivalent was calculated assuming a natural gas conversion factor which was updated to 5,492 CF of gas equaling 1 barrel of oil. On a comparable basis, i.e. when excluding the effect of updating the gas conversion factor, production reported an increase of 7% for the full year. The performance was driven by an ongoing recovery in Libyan production and continuing field start-up and ramp-up mainly in Russia and Australia as well as increased production in Iraq. These positives were partly offset by the temporary shutdown of the Elgin/Franklin field (Eni’s interest 21.87%) in the UK due to a gas leak, losses in Nigeria due to force majeure and mature field declines.

Liquids production (882 kBBL/d) increased by 37 kBBL/d, or 4.4%, due the ramp-up of Libyan production and growth registered mainly in: (i) Australia, due to the ramp-up of the Kitan field (Eni operator with a 40% interest); and (ii) Iraq, due to increased production at the Zubair field (Eni’s interest 32.8%). Production declined in the United Kingdom and Nigeria following the driver described above and mature field declines, mainly in Angola.

Natural gas production (4,118 mmCF/d) increased by 355 mmCF/d, or 9.4%. The performance was driven by the ramp-up of Libyan production and start-ups in: (i) Samburgskoye field (Eni’s interest 29.4%) in Russia, by means of start-up of the first and the second train with an expected production level of 95 kBOE/d (28 kBOE/d net to Eni); and (ii) Seth field in the Ras el Barr offshore concession (Eni’s interest 50%) in Egypt. Production plateau is expected at approximately 170 mmCF/d (approximately 11 kBOE/d net to Eni). These positives were partly offset by lower production in the United Kingdom and facilities downtime in the United States.

Oil and gas production sold amounted to 598.7 mmBOE. The 23.9 mmBOE difference over production (622.6 mmBOE) reflected mainly volumes of natural gas consumed in operations (25.5 mmBOE).

Approximately 57% of liquids production sold (325.4 mmBBL) was destined to Eni’s Refining & Marketing Division (of which 25% was processed in Eni’s refineries); about 29% of natural gas production sold (1,501 BCF) was destined to Eni’s Gas & Power Division.

The tables below provide Eni subsidiaries and its equity-accounted entities’ production, by final product sold of liquids and natural gas by geographical area of each of the last three fiscal years.

LIQUIDS PRODUCTION

2010	2011	2012

(kBBL/d)	Eni consolidated subsidiaries	Eni share of equity-accounted entities	Eni consolidated subsidiaries	Eni share of equity-accounted entities	Eni consolidated subsidiaries	Eni share of equity-accounted entities

Italy	61		64		63
Rest of Europe	121		120		95
North Africa	297	4	204	5	267	4
Sub-Saharan Africa	318	3	275	3	245	2
Kazakhstan	65		64		61
Rest of Asia	47	1	33	1	41	3
Americas	60	11	55	10	72	11
Australia and Oceania	9		11		18
	978	19	826	19	862	20

NATURAL GAS PRODUCTION AVAILABLE FOR SALE (1)

2010	2011	2012

(mmCF/d)	Eni consolidated subsidiaries	Eni share of equity-accounted entities	Eni consolidated subsidiaries	Eni share of equity-accounted entities	Eni consolidated subsidiaries	Eni share of equity-accounted entities

Italy	648		648		667
Rest of Europe	517		498		421
North Africa	1,556	3	1,165	4	1,589	3
Sub-Saharan Africa	365		422		444
Kazakhstan	221		212		202
Rest of Asia	412	24	378	20	355	68
Americas	385		323		273
Australia and Oceania	91		93		96
	4,195	27	3,739	24	4,047	71

(1)	It excludes production volumes of natural gas consumed in operations. Said volumes were 383, 321 and 318 mmCF/d in 2012, 2011 and 2010, respectively.

Volumes of oil and natural gas purchased under long-term supply contracts with foreign governments or similar entities in properties where Eni acts as producer totaled 78 kBOE/d, 28 kBOE/d and 105 kBOE/d in 2012, 2011 and 2010, respectively.

The tables below provide Eni subsidiaries and its equity-accounted entities’ average sales prices per unit of liquids and natural gas by geographical area for each of the last three fiscal years. Also Eni subsidiaries and its equity-accounted entities’ average production cost per unit of production are provided. The average production cost does not include any ad valorem or severance taxes.

AVERAGE SALES PRICES AND PRODUCTION COST PER UNIT OF PRODUCTION

($)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2010
Consolidated subsidiaries
Oil and condensate, per BBL	72.19	67.26	70.96	78.23	66.74	75.20	72.84	73.00	72.95
Natural gas, per kCF	8.71	7.40	6.87	1.87	0.49	4.35	4.70	7.40	6.01
Average production cost, per BOE	9.42	9.42	5.63	15.19	6.40	5.62	8.15	9.75	8.89
Equity-accounted entities
Oil and condensates, per BBL			16.09	77.78		57.05	71.70		58.86
Natural gas, per kCF						9.87			8.73
Average production cost, per BOE			13.53	9.73		5.05	27.78		17.45
2011
Consolidated subsidiaries
Oil and condensates, per BBL	101.20	97.56	97.63	110.09	98.68	101.09	101.15	98.05	102.47
Natural gas, per kCF	11.56	9.72	5.95	1.97	0.57	5.27	4.02	7.38	6.44
Average production cost, per BOE	11.17	10.31	5.96	18.32	6.37	8.28	12.38	12.14	10.86
Equity-accounted entities
Oil and condensates, per BBL		97.18	17.98	108.92		74.98	93.03		84.78
Natural gas, per kCF		10.65	5.39			15.68			13.89
Average production cost, per BOE		26.91	10.82	11.43		7.68	46.77		26.76
2012
Consolidated subsidiaries
Oil and condensates, per BBL	100.52	100.67	103.63	108.34	102.25	103.44	85.94	102.06	103.06
Natural gas, per kCF	10.68	10.13	8.13	2.16	0.67	5.94	2.90	7.73	7.14
Average production cost, per BOE	11.60	13.43	6.28	18.65	6.73	8.37	10.46	13.23	10.82
Equity-accounted entities
Oil and condensates, per BBL		93.11	17.93	112.28		40.36	93.45		77.94
Natural gas, per kCF		11.64	4.91			6.17			6.16
Average production cost, per BOE		30.10	10.35	10.60		4.37	46.01		20.21

Development activities

In 2012, a total of 351 development wells were drilled (163.6 of which represented Eni’s share) as compared to 407 development wells drilled in 2011 (186.1 of which represented Eni’s share) and 399 development wells drilled in 2010 (178 of which represented Eni’s share). The drilling of 109 wells (36.9 of which represented Eni’s share) is currently underway.

The table below summarizes the number of the Company’s net interests in productive and dry development wells completed in each of the past three years and the status of the Company’s development wells in the process of being drilled as of December 31, 2012. A dry well is one found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

DEVELOPMENT WELL ACTIVITY

Net wells completed	Wells in progress at Dec. 31

2010	2011	2012	2012

(units)	Productive	Dry	Productive	Dry	Productive	Dry	Gross	Net

Italy	23.9	1.0	25.3		18.0	1.0	3.0	2.6
Rest of Europe	2.9	0.2	3.3	0.3	2.9	0.6	9.0	1.8
North Africa	44.3	0.3	55.9	1.1	46.0	1.6	19.0	8.1
Sub-Saharan Africa	28.0	2.5	28.2	1.0	27.4	0.3	19.0	4.4
Kazakhstan	1.8		1.3		1.4		16.0	2.9
Rest of Asia	41.7	1.8	39.2	2.5	41.2	0.1	36.0	14.2
Americas	27.6	0.5	27.6		23.1		7.0	2.9
Australia and Oceania	1.5		0.4
Total including equity-accounted entities	171.7	6.3	181.2	4.9	160.0	3.6	109.0	36.9

Exploration activities

In 2012, a total of 60 new exploratory wells were drilled (34.1 of which represented Eni’s share), which includes drilled exploratory wells that have been suspended pending further evaluation, as compared to 56 exploratory wells drilled in 2011 (28 of which represented Eni’s share) and 47 exploratory wells drilled in 2010 (23.8 of which represented Eni’s share).

The overall commercial success rate was 40% (40.8% net to Eni) as compared to 42% (38.6% net to Eni) and 41% (39% net to Eni) in 2011 and 2010, respectively.

The following table summarizes the Company’s net interests in productive and dry exploratory wells completed in each of the last three fiscal years and the number of exploratory wells in the process of being drilled and evaluated as of December 31, 2012. A dry well is one found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

EXPLORATORY WELL ACTIVITY

Net wells completed	Wells in progress at Dec. 31 (a)

2010	2011	2012	2012

(units)	Productive	Dry	Productive	Dry	Productive	Dry	Gross	Net

Italy		0.5			1.0		5.0	3.4
Rest of Europe	1.7	1.1	0.3	0.7	1.0	1.0	19.0	7.2
North Africa	9.3	8.1	6.2	3.4	6.3	11.3	17.0	11.7
Sub-Saharan Africa	2.3	4.7	0.6	2.6	4.5	5.1	57.0	24.2
Kazakhstan						0.8	8.0	1.4
Rest of Asia	1.0	2.8	0.2	7.6	0.5	0.6	27.0	11.2
Americas		6.3	2.5			0.1	10.0	2.4
Australia and Oceania	1.0	0.4		1.4		0.4	1.0	0.5
Total including equity-accounted entities	15.3	23.9	9.8	15.7	13.3	19.3	144.0	62.0

(a)	Includes temporary suspended wells pending further evaluation.

Oil and gas properties, operations and acreage

As of December 31, 2012, Eni’s mineral right portfolio consisted of 1,072 exclusive or shared rights for exploration and development in 43 countries on five continents for a total acreage of 251,170 square kilometers net to Eni of which developed acreage of 40,939 square kilometers and undeveloped acreage of 210,231 square kilometers.

In 2012, changes in total net acreage mainly derived from: (i) new leases mainly in China, Indonesia, Kenya, Liberia, Norway, Pakistan and Ukraine for a total acreage of approximately 51,000 square kilometers; (ii) partial relinquishment or interest reduction in Algeria, Australia, Egypt, India, Ireland, Nigeria, Timor Leste, the United States, the United Kingdom and Pakistan covering an acreage of approximately 22,000 square kilometers; and (iii) the total relinquishment of leases in Brazil and Mali for a total acreage of approximately 22,000 square kilometers.

The table below provides certain information about the Company’s oil and gas properties. It provides the total gross and net developed and undeveloped oil and natural gas acreage in which the Group and its equity-accounted entities had interest as of December 31, 2012. A gross acreage is one in which Eni owns a working interest.

December 31, 2011	December 31, 2012

Total net acreage (a)	Number of interests	Gross developed (b) acreage (a)	Gross undeveloped acreage (a)	Total gross acreage (a)	Net developed (b) acreage (a)	Net undeveloped acreage (a)	Total net acreage (a)

EUROPE	26,023	288	17,191	27,199	44,390	11,150	16,273	27,423
Italy	16,872	151	10,847	11,438	22,285	9,011	8,545	17,556
Rest of Europe	9,151	137	6,344	15,761	22,105	2,139	7,728	9,867
Croatia	987	2	1,975		1,975	987		987
Norway	2,335	52	2,264	6,226	8,490	346	2,330	2,676
Poland	1,968	3		1,968	1,968		1,968	1,968
United Kingdom	1,014	65	2,055	647	2,702	776	138	914
Ukraine	45	12	50	3,840	3,890	30	1,911	1,941
Other Countries	2,802	3		3,080	3,080		1,381	1,381
AFRICA	137,220	287	64,075	192,079	256,154	19,891	122,905	142,796
North Africa	30,532	119	31,988	17,691	49,679	14,066	7,324	21,390
Algeria	9,065	41	2,640	1,158	3,798	1,071	161	1,232
Egypt	5,898	57	4,937	7,845	12,782	1,771	2,819	4,590
Libya	13,295	10	17,947	8,688	26,635	8,950	4,344	13,294
Tunisia	2,274	11	6,464		6,464	2,274		2,274
Sub-Saharan Africa	106,688	168	32,087	174,388	206,475	5,825	115,581	121,406
Angola	6,218	78	4,804	20,037	24,841	636	5,443	6,079
Congo	5,020	26	1,835	7,681	9,516	1,027	4,008	5,035
Democratic Republic of Congo	263	1		478	478		263	263
Gabon	7,615	6		7,615	7,615		7,615	7,615
Ghana	1,885	2		5,144	5,144		1,885	1,885
Kenya		3		35,724	35,724		35,724	35,724
Liberia		3		8,145	8,145		2,036	2,036
Mozambique	9,502	1		12,956	12,956		9,069	9,069
Nigeria	8,491	41	25,448	10,838	36,286	4,162	3,484	7,646
Togo	6,192	2		6,192	6,192		6,192	6,192
Other Countries	61,502	5		59,578	59,578		39,862	39,862
ASIA	55,284	73	17,126	101,554	118,680	5,778	52,264	58,042
Kazakhstan	880	6	324	4,609	4,933	95	774	869
Rest of Asia	54,404	67	16,802	96,945	113,747	5,683	51,490	57,173
China	5,365	11	200	10,456	10,656	39	10,456	10,495
India	9,206	11	206	16,546	16,752	109	6,099	6,208
Indonesia	17,719	13	1,735	28,490	30,225	656	19,078	19,734
Iran	820	4	1,456		1,456	820		820
Iraq	352	1	1,074		1,074	352		352
Pakistan	9,289	19	8,430	20,210	28,640	2,478	8,055	10,533
Russia	1,469	4	3,501	1,495	4,996	1,029	440	1,469
Timor Leste	6,740	2		5,148	5,148		4,118	4,118
Turkmenistan	200	1	200		200	200		200
Other Countries	3,244	1		14,600	14,600		3,244	3,244
AMERICAS	10,209	409	4,571	14,180	18,751	3,074	6,001	9,075
Brazil	795
Ecuador	1,985	1	1,985		1,985	1,985		1,985
Trinidad & Tobago	66	1	382		382	66		66
United States	5,123	393	1,826	6,206	8,032	925	3,707	4,632
Venezuela	914	6	378	2,427	2,805	98	968	1,066
Other Countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	25,685	15	1,980	23,102	25,082	1,046	12,788	13,834
Australia	25,647	14	1,980	22,338	24,318	1,046	12,750	13,796
Other Countries	38	1		764	764		38	38
Total	254,421	1,072	104,943	358,114	463,057	40,939	210,231	251,170

(a)	Square kilometers.
(b)	Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

The table below provides the number of gross and net productive oil and natural gas wells in which the Group companies and its equity-accounted entities had an interest as of December 31, 2012. A gross well is a well in which Eni owns a working interest. The number of gross wells is the total number of wells in which Eni owns a whole or fractional working interest. The number of net wells is the sum of the whole or fractional working interests in a gross well. One or more completions in the same bore hole are counted as one well. Productive wells are producing wells and wells capable of production. The total number of oil and natural gas productive wells is 8,512 (3,213.1 of which represent Eni’s share).

Productive oil and gas wells at Dec. 31, 2012 (a)

Oil wells	Natural gas wells

(units)	Gross	Net	Gross	Net

Italy	242.0	196.1	621.0	536.6
Rest of Europe	460.0	69.7	180.0	89.2
North Africa	1,447.0	702.3	154.0	59.2
Sub-Saharan Africa	2,858.0	542.2	383.0	27.6
Kazakhstan	102.0	29.1
Rest of Asia	642.0	404.1	889.0	336.6
Americas	169.0	90.5	344.0	122.8
Australia and Oceania	7.0	3.8	14.0	3.3
Total including equity-accounted entities	5,927.0	2,037.8	2,585.0	1,175.3

(a)	Multiple completion wells included above: approximately 2,203 (747.7 net to Eni).

Eni’s principal oil and gas properties are described below. In the discussion that follows, references to hydrocarbon production are intended to represent hydrocarbon production available for sale.

Italy

Eni has been operating in Italy since 1926. In 2012, Eni’s oil and gas production amounted to 184 kBOE/d. Eni’s activities in Italy are deployed in the Adriatic and Ionian Sea, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley. Eni’s exploration and development activities in Italy are regulated by concession contracts (54 operated onshore and 61 operated offshore).

ITALY
SLOVENIA
CROATIA
Adriatic Sea
Ligurian Sea
S. MARINO
Belluno
Trento
Pordenone
Trieste
Treviso
Vicenza
Venezia
Padova
Verona
Brescia
Bergamo
Lecco
Como
Varese
Biella
Novara
Vercelli
Milano
Lodi
Pavia
Piacenza
Mantova
Rovigo
Ferrara
Asti
Alessandria
Parma
Reggio Emilia
Modena
Bologna
Ravenna
Forlì
Rimini
Pesaro
Genova
Savona
La Spezia
Massa Carrara
Lucca
Pistoia
0
25 km
50
Exploration Permit
Dev./Prod. Area
Oil Field
Oil&Gas Field
Oil Pipeline
Gas Field
Gas Pipeline

S.MARINO
Pesaro
Pistoia
Lucca
Firenze
Pisa
Ancona
CROATIA
Adriatic Sea
Arezzo
Siena
Perugia
ITALY
Grosseto
Terni
Viterbo
Rieti
L'Aquila
Pescara
ROMA
Tyrrhenian Sea
Frosinone
Latina
Caserta
Benevento
Avellino
Napoli
Salerno
AA
CA
CB
CC
AB
CD
CE
A
B
BA
AC
CF
D
E
AD
AE
CG
CH
3
F
CQ
4
AF
AG
6
7
AH
CJ
AI
CK
8
AJ
CL
AK
CI
CM
CP
AL
AM
AN
AO
CN
0
25 km
50
Exploration Permit
Dev./Prod. Area
Oil Field
Oil&Gas Field
Oil Pipeline
Gas Field
Gas Pipeline

The Adriatic and Ionian Sea represents Eni’s main production area for gas, accounting for 50% of Eni’s domestic production in 2012. Main operated fields are Barbara, Annamaria, Angela-Angelina, Porto Garibaldi, Cervia, Bonaccia, Luna and Hera Lacinia.

Eni is the operator of the Val d’Agri concession (Eni’s interest 60.77%) in the Basilicata Region in Southern Italy. Production from the Monte Alpi, Monte Enoc and Cerro Falcone fields is fed by 26 production wells representing 30% of Eni’s production in Italy and is treated by the Viggiano oil center. Oil produced is carried to Eni’s refinery in Taranto via a 136-kilometer long pipeline. Gas produced is delivered to the national grid system.

Other main fields are Gela, Ragusa, Tresauro, Giaurone, Fiumetto and Prezioso in Sicily, which in 2012 accounted for approximately 10% of Eni’s production in Italy.

The development activity for the year was focused on maintenance and optimization of producing fields and existing facilities.

In the Val d’Agri concession the development plan is ongoing as agreed with the Basilicata Region in 1998. The construction of a new gas treatment unit started at the end of 2012, targeting a production capacity of 104 kBBL/d.

Other development activities concerned: (i) production optimization at the Antonella, Barbara, Basil, Brenda, Gela, Naomi & Pandora and Porto Corsini

fields; (ii) upgrading of compression and hydrocarbon treatment facilities at the production platform of the Barbara field; and (iii) linkage to the existing production facilities of the Colle Sciarra well (Eni’s interest 50%).

In the medium-term, management expects a stable production plateau driven by continuing ramp-up at the Val d’Agri fields, new field projects and production optimization activities offsetting mature field declines.

Rest of Europe

Eni’s operations in the Rest of Europe are conducted mainly in Croatia, Norway and the UK. In 2012, the Rest of Europe accounted for 11% of Eni’s total worldwide production of oil and natural gas.

Croatia. Eni has been present in Croatia since 1996. In 2012, Eni’s production of natural gas averaged 23 mmCF/d. Activities are deployed in the Adriatic Sea near the city of Pula.

Exploration and production activities in Croatia are regulated by PSAs.

The main producing gas fields are Annamaria, Ivana, Ika & Ida, Ana, Vesna, Irina, Marica and Katarina and are operated by Eni through a 50/50 joint operating company with the Croatian oil company INA.

Cyprus. In January 2013, Exploration and Production Sharing Contracts were signed with the Republic of Cyprus, for Blocks 2, 3 and 9 located in the Cypriot deep offshore portion of the Levantine Basin. The new acreage encompasses an area of around 12,530 square kilometers, and marks the entry of Eni in the Country. Eni was awarded the three blocks as operator with an 80% interest.

Norway. Eni has been operating in Norway since 1965. Eni’s activities are performed in the Norwegian Sea, in the Norwegian section of the North Sea and in the Barents Sea. Eni’s production in Norway amounted to 123 kBOE/d in 2012.

Exploration and production activities in Norway are regulated by Production Licenses (PL). According to a PL, the holder is entitled to perform seismic surveys and drilling and production activities for a given number of years with possible extensions.

Eni currently holds interests in 10 production areas in the Norwegian Sea. The principal producing fields are Åsgard (Eni’s interest 14.82%), Kristin (Eni’s interest 8.25%), Heidrun (Eni’s interest 5.17%), Mikkel (Eni’s interest

8
10
Barents Sea
11
1
6
5
9
7
4
Hammerfest
3
3
Goliat
12
2
Tromso
NORWAY
Narvik
FINLAND
SWEDEN
0
75 km
150

License

Oil Field
Oil&Gas Field
Gas Field

Molde
2
6
Hermansverk
Lillehammer
NORWAY
Brage
Shetland Isl.
Bergen
OSLO
Moss
Skien
Stavanger
North Sea
Albuskjell
1
Tjalve
5
Tor
W. Ekofisk
Edda
Ekofisk
A
Cod
3
Eldfisk
4
E. Eldfisk
Embla
DENMARK
GERMANY
UK
50 km
100

License
Dev./Prod. Area

Oil Field
Oil&Gas Field
Oil Pipeline
Gas Field
Gas Pipeline

14.9%), Tyrihans (Eni’s interest 6.2%), Marulk (Eni operator with a 20% interest) and Morvin (Eni’s interest 30%) which in 2012 accounted for 78% of Eni’s production in Norway.

Eni holds interests in 5 production licenses in the Norwegian section of the North Sea. The main producing field is Ekofisk (Eni’s interest 12.39%) in PL 018, which in 2012 produced approximately 27 kBOE/d net to Eni and accounted for 22% of Eni’s production in Norway. The license expires in 2028, and negotiations are ongoing to grant an extension. Activities were performed during the year to maintain and optimize the production rate by means of infilling wells, the development of the South Area extension, upgrading of existing facilities and optimization of water injection.

Eni is currently performing exploration and development activities in the Barents Sea. Operations have been focused on developing the Goliat discovery made in 2000 at a water depth of 370 meters in PL 229 (Eni operator with a 65% interest). The license expires in 2042. The project is progressing; the production start-up is expected in 2014 with the production plateau of 100 kBBL/d.

In April 2012, Eni signed with Solveig Gas Norway AS an agreement for the sale of its 1.43% interest in the Gassled JV, a network of gas pipelines and terminals for natural gas transportation. The sale was closed at the end of 2012 with a consideration amount of approximately euro 130 million.

Eni was awarded four exploration licenses: (i) the PL091D license (Eni’s interest 7.9%) in the Norwegian Sea; and (ii) PL697 (Eni operator with a 65% interest), the PL657 (Eni operator with an 80% interest) and the PL696 license (Eni’s interest 30%) in the Barents Sea.

Exploration activities yielded positive results in the: (i) PL532 license (Eni’s interest 30%) with the appraisal campaign for the assessment of mineral potential of the oil and gas Skrugard discovery and the new Havis oil and gas discovery. Both fields are planned to be put in production by means of a fast-track synergic development; and (ii) PL 533 license (Eni’s interest 40%) with the gas and condensate Salina discovery.

Ukraine. In June 2012, Eni signed a Share Purchase Agreement with Ukrainian state-owned National Joint Stock Co, Nak Nadra Ukrayny, and Cadogan Petroleum Plc to acquire a 50.01% interest and operatorship of the Ukrainian company Westgasinvest Llc which currently holds subsoil rights to nine unconventional (shale) gas license areas in the Lviv Basin of Ukraine. These licenses cover approximately 3,800 square kilometers of acreage.

United Kingdom. Eni has been present in the UK since 1964. Eni’s activities are carried out in the British section of the North Sea and the Irish Sea. In 2012, Eni’s net production of oil and gas averaged 44 kBOE/d.

Exploration and production activities in the UK are regulated by concession contracts.

Eni holds interests in 13 production areas; in 1 of these, the Hewett Area, Eni is operator with an 89% interest. The other main fields are Elgin/Franklin (Eni’s interest 21.87%), West Franklin (Eni’s interest 21.87%), Liverpool Bay (Eni’s interest 53.9%), J Block Area (Eni’s interest 33%), Flotta Catchment Area (Eni’s interest 20%) and MacCulloch (Eni’s interest 40%), which in 2012 accounted for 91% of Eni’s production in the UK.

In 2012, Eni signed an agreement for the divestment of the following development/production assets: Mariner (Eni’s interest 20%), Andrew (Eni’s interest 16.21%), Kinnoul (Eni’s interest 16.67%), Flotta Catchment Area (Eni’s interest 20%) and a few minor ones. At the end of the year the sale of Mariner was completed. The completion date for the other assets is expected in 2013.

Main development activities in 2012 were: (i) the construction of production and treatment facilities for the gas and liquids Jasmine field (Eni’s interest 33%). Start-up is expected in 2013; and (ii) the construction of production platforms and linkage to nearby treatment facilities for the West Franklin field (Eni’s interest 21.9%).

During 2012, a gas leak occurred on a well at the Elgin/Franklin field. Production for the field operated by an international oil company was stopped at the end of March.

Production resumed during the first quarter of 2013. The impact on 2012 production was estimated at approximately 7 mmBBL.

North Africa

Eni’s operations in North Africa are conducted in Algeria, Egypt, Libya and Tunisia. In 2012, North Africa accounted for 34% of Eni’s total worldwide production of oil and natural gas.

Algeria. Eni has been present in Algeria since 1981. In 2012, Eni’s oil and gas production averaged 71 kBOE/d.

Operated and participated activities are located in the Bir Rebaa area in the South-Eastern Desert: (i) Blocks 403a/d (Eni’s interest 100%); (ii) Block Rom North (Eni’s interest 35%); (iii) Blocks 401a/402a (Eni’s interest 55%); (iv) Blocks 403 (Eni’s interest 50%) and 404 (Eni’s interest 12.25%, non operated); (v) Block 212 (Eni’s interest 22.38%) with discoveries already made; and (vi) Blocks 208 (Eni’s interest 12.25%, non operated) and 405b (Eni’s interest 75%) with ongoing development activities.

Exploration and production activities in Algeria are regulated by Production Sharing Agreements and concession contracts.

Production in Block 403a/d and Rom North comes mainly from the HBN and Rom and satellite fields and represented approximately 21% of Eni’s production in Algeria in 2012. Zero gas flaring, in compliance with applicable country law, had been achieved in 2012.

Production in Blocks 401a/402a comes mainly from the ROD/SFNE and satellite fields and accounted for approximately 24% of Eni’s production in Algeria in 2012.

The main fields in Block 403 are BRN, BRW and BRSW which accounted for approximately 18% of Eni’s production in Algeria in 2012.

The main fields in Block 404 are HBN and HBNS and satellites which accounted for approximately 37% of Eni’s production in Algeria in 2012.

In 2013, production started at the MLE field part of the MLE-CAFC integrated project in Block 405b (Eni’s interest 75%). A natural gas treatment plant started operations with a gross production and export capacity of approximately 320 mmCF/d of gas, 15 kBBL/d of oil and condensates and 12 kBBL/d of GPL. Four export pipelines link it to the national grid system. Development activities progressed at the CAFC oil project. The project includes the construction of an oil treatment plant and synergies with the MLE production facilities. Production start-up is expected in 2015. The MLE-CAFC integrated project targets a production plateau of approximately 33 kBOE/d net to Eni by 2016.

Block 208 is located South of Bir Rebaa where the El Merk project is progressing. The development program provides for the construction of a gas treatment plant for the liquid extraction with a gross capacity of approximately 600 mmCF/d, two oil trains with a gross capacity of 65 kBBL/d each and three export pipelines targeting a production plateau at approximately 18 kBBL/d net to Eni in 2015. Start-up is expected in 2013.

Egypt. Eni has been present in Egypt since 1954. In 2012, Eni’s share of production in this Country amounted to 223 kBOE/d and accounted for 14% of Eni’s total annual hydrocarbon production. Eni’s main producing liquid fields are located in the Gulf of Suez, primarily the Belayim field (Eni’s interest 100%), and in the Western Desert mainly the Melehia (Eni’s interest 56%) and the Ras Qattara (Eni’s interest 75%) concessions. Gas production mainly comes from the operated or participated concession of North Port Said (Eni’s interest 100%), El Temsah (Eni’s interest 50%), Baltim (Eni’s interest 50%) and Ras el Barr (Eni’s interest 50%, non operated), located offshore the Nile Delta. In 2012, production from these large concessions accounted for approximately 94% of Eni’s production in Egypt.

Exploration and production activities in Egypt are regulated by Production Sharing Agreements.

In 2012, Eni started-up the gas offshore Seth field located in the Ras el Barr concession (Eni’s interest 50%). Production is processed at the El Gamil onshore plant. Production plateau is expected at approximately 170 mmCF/d (approximately 11 kBOE/d net to Eni).

Other activities for the year concerned the upgrading of the El Gamil and Abu Madi plants by adding new compression capacity to support production.

Through its affiliate Unión Fenosa Gas, Eni has an indirect interest in the Damietta natural gas liquefaction plant with a producing capacity of 5.1 mmtonnes/y of LNG corresponding to approximately 268 BCF/y of feed gas. Eni, together with other international oil company, have entered into an agreement to supply 310 mmCF/d for 17-year period. Natural gas supplies derived from the Taurt and Denise fields with 17 kBOE/d net to Eni of feed gas.

Exploration activities yielded positive results in the: (i) Belayim concession with the BLNE-2 and BMSW-1 oil discoveries that were linked to the existing facilities; (ii) Nile Delta offshore with the gas discoveries of Ha’py-12, Taurt North-1, Seth South-1, Plio-1C and Nile Delta onshore with the El Qara N-2 gas discovery; (iii) Meleiha development lease with the Rosa North-1X, Emry Deep 1X and 4X oil discoveries. The Emry Deep field started-up with approximately 18 kBBL/d (approximately 6 kBBL/d net to Eni); and (iv) West Razzak development lease with the Aghar NN-1X oil discovery.

Libya. Eni started operations in Libya in 1959. In 2012, Eni’s oil and gas production averaged 252 kBOE/d.

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

In the exploration phase, Eni is operator of four onshore blocks in the Kufra area (186/1, 2, 3 & 4) and in the contract Areas A, B and D.

Exploration and production activities in Libya are regulated by six Exploration and Production Sharing contracts (EPSA). The licenses of Eni’s assets in Libya expire in 2042 and 2047 for oil and gas properties, respectively.

In the Offshore Area D, Eni was the first IOC to restart exploration activity after revolution, with the acquisition of about 2,600 square kilometers of 3D seismic survey from February to April 2012.

The onshore exploration activity was resumed in December 2012 by drilling the A1-108/4 exploration well that will reach a total depth of approximately 4,420 meters. This is the first well of an onshore exploration campaign that will continue in 2013 marking a relevant step in the full recovery of Eni’s upstream activity in Libya.

Management plans to complete the recovery of the full production plateau at its Libyan assets in the short term and then to assess possible options to upgrade certain projects.

Tunisia. Eni has been present in Tunisia since 1961. In 2012, Eni’s production amounted to 15 kBOE/d.

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

Production optimization was carried out at the Baraka, Oued Zar, MLD and Adam fields.

Sub-Saharan Africa

Eni’s operations in Sub-Saharan Africa are conducted mainly in Angola, Congo and Nigeria. In 2012, Sub-Saharan Africa accounted for 20% of Eni’s total worldwide production of oil and natural gas.

Angola. Eni has been present in Angola since 1980. In 2012, Eni’s production averaged 80 kBOE/d. Eni’s activities are concentrated in the conventional and deep offshore.

The main producing blocks with Eni’s participation are: (i) Block 0 in Cabinda (Eni’s interest 9.8%) in the North of the Angolan coast; (ii) Development Areas in the former Block 3 (Eni’s interest ranging from 12% to 15%) in the offshore of the Congo Basin; (iii) Development Areas in the former Block 14 (Eni’s interest 20%) in the deep offshore west of Block 0; and (iv) Development Areas in the former Block 15 (Eni’s interest 20%) in the deep offshore of the Congo Basin.

Eni retains interests in other non-producing concessions, particularly the Lianzi Development Area (Block 14K/A IMI Unit Area - Eni’s interest 10%), Block 35/11 (Eni operator with a 35% interest) and in Block 3/05-A (Eni’s interest 12%), onshore Cabinda North (Eni’s interest 15%) and the Open Areas of Block 2 awarded to the Gas Project (Eni’s interest 20%).

In the exploration and development phase, Eni operates Block 15/06 (Eni’s interest 35%), where development is ongoing at the West Hub project. Project start-up is expected by mid 2014 with production peaking at 84 kBBL/d (25 kBBL/d net to Eni) in 2016.

Exploration and production activities in Angola are regulated by concessions and PSAs.

Production started at the satellites Kizomba Phase 1 project in the Development Areas of former Block 15 with peak production at 72 kBBL/d (12 kBBL/d net to Eni) expected in 2013.

In 2012, three development projects have been sanctioned: (i) the second phase of Kizomba satellites. The project includes the linkage of three additional discoveries to the existing FPSO. Start-up is expected in 2015; (ii) the Mafumeira field in Area A of Block 0. Development activities are in progress and start-up is expected in 2015; and (iii) the Lianzi discovery.

As part of the activities designed to reduce gas flaring in Block 0, activity progressed at the Nemba field in Area B, with completion expected in 2014. Once completed flared gas is expected to decrease by approximately 85% from current level. Other ongoing projects include the installation of a second compression unit at the Nemba platform.

Eni holds a 13.6% interest in the Angola LNG Ltd (A-LNG), consortium responsible for the construction of an LNG plant with a processing capacity of approximately 1.1 BCF/d of natural gas, producing 5.2 mmtonnes/y of LNG and over 50 kBBL/d of condensates and LPG. The project has been sanctioned by the relevant Angolan Authorities. It envisages the development of 10,594 BCF of gas in 30 years. Exports start-up is expected in 2013. In the year a new agreement has been reached by the partners and local authorities for the sale of LNG on Asian and European markets.

In addition, Eni is part of the Gas Project, a second gas consortium with the Angolan national company and other partners that will explore further potential gas discoveries to support the feasibility of a second LNG train or other marketing projects to monetize gas and associated liquids.

Exploration activities yielded positive results in: (i) Block 15/06 with the oil Vandumbu 1 discovery, first commitment well of the second exploration period; and (ii) Block 2 with the Etele Tampa 7 well containing gas and condensates.

In the medium term, management expects to increase Eni’s production to approximately 160 kBBL/d reflecting additions from ongoing development projects.

Congo. Eni has been present in Congo since 1968. In 2012, production averaged 98 kBOE/d net to Eni. Eni’s activities are concentrated in the conventional and deep offshore facing Pointe-Noire and onshore.

Eni’s main operated oil producing interests in Congo are the Zatchi (Eni’s interest 65%), Loango (Eni’s interest 50%), Ikalou (Eni’s interest 100%), Djambala, Foukanda and Mwafi (Eni’s interest 65%), Kitina (Eni’s interest 35.75%), Awa Paloukou (Eni’s interest 90%), M’Boundi (Eni’s interest 83%), Kouakouala (Eni’s interest 75%), Zingali and Loufika (Eni’s interest 85%) fields.

Other relevant producing areas are a 35% interest in the Pointe-Noire Grand Fond, PEX and Likouala permits.

In the exploration phase, Eni also holds interests in the Mer Très Profonde Sud deep offshore block (Eni’s interest 30%), the Noumbi onshore permit (Eni’s interest 37%) and the Marine XII offshore permit (Eni operator with a 65% interest).

Exploration and production activities in Congo are regulated by Production Sharing Agreements.

Activities on the M’Boundi field moved forward with the application of Eni advanced recovery techniques and a design to monetize associated gas within the activities aimed at zero gas flaring by 2013. Gas is sold under long-term contracts to power plants in the area including the CEC Centrale Electrique du Congo (Eni’s interest 20%) a 300 MW generation capacity. These facilities will also receive in the future gas from the offshore discoveries of the Marine XII permit. In 2012, M’Boundi contractual supplies were approximately 106 mmCF/d (approximately 17 kBOE/d net to Eni).

In 2012, the development project for the gas and condensates Litchendjili field in Block Marine XII has been sanctioned. The project provides for the installation of a production platform, the construction of transport facilities and of an onshore treatment plant. Production will also feed the CEC power station.

Other activities in the area concerned the optimization of producing fields of Foukanda and Mwafi by means of Eni’s enhanced recovery technology.

Exploration activities yielded positive results in offshore Block Marine XII with the Nene Marine 1 gas discovery.

In the medium term, management expects to increase Eni’s production in Congo due to the integration and development of recently acquired assets as well as projects underway, targeting a level in excess of 120 kBOE/d by 2016.

Democratic Republic of Congo. Eni has been present in the Democratic Republic of Congo since 2010 where it retains a 55% interest and operatorship in Ndunda Block. At present no relevant activities are conducted in this Country.

Ghana. Eni has been present in Ghana since 2009 and currently is the operator of the Offshore Cape Three Points (Eni’s interest 47.22%) and Offshore Keta Contract Area (Eni’s interest 35%) exploration permits.

Exploration activities yielded positive results in the Offshore Cape Three Points license with the: (i) Sankofa East-1X well, the first commercial oil discovery in the area that flowed at approximately 5 kBBL/d of high quality oil in test production; and (ii) the Sankofa East-2A appraisal well that confirmed the high mineral potential of the western area. Studies for a fast track commercial development are underway.

In July 2012, Eni and its partners in the OCPT license, signed a Memorandum of Understanding with the Ministry of Energy of Ghana for the development and marketing of discovered gas resources.

Kenya. In July 2012, Eni was awarded three product sharing contracts by the Government of Kenya. The contracts relate to the L-21, L-23 and L-24 exploration blocks which are located in the deep and ultra-deep waters of the Lamu Basin covering an area of approximately 36,000 square kilometers.

Liberia. In August 2012, Eni acquired a 25% interest in three blocks offshore Liberia covering an area of 8,145 square kilometers at a maximum water depth of 3,000 meters. The joint venture is operated by another international oil company. This operation marks Eni’s entry into Liberia.

Mozambique. Eni has been present in Mozambique since 2006, following the acquisition of the Area 4 block located in the offshore Rovuma Basin. The Exploration Period expires in 2015, and a 30 years duration is awarded in respect of any approved Development and Production Area.

In 2011, Eni made the important Mamba gas discovery.

On March 13, 2013, Eni signed an agreement with CNPC/Petrochina to sell 28.57% of the share capital of the subsidiary Eni East Africa SpA, which currently owns 70% interest in Area 4 for an agreed price equal to $4,210 million. The deal is subject to approval by relevant authorities. Once finalized, CNPC indirectly acquires, through its 28.57% equity investment in Eni East Africa, a 20% interest in Area 4, while Eni will retain the 50% interest through the remaining controlling stake in Eni East Africa.

In 2012, exploration and appraisal campaigns achieved new exploration successes in Area 4 with the Mamba South 2, Mamba North 1, Mamba North East 1 and 2 as well as Coral 1 and 2 gas discoveries. The latest Mamba North East and Coral discoveries are particularly significant since they confirm a new exploration play in Area 4, which is independent from Mamba’s new discovery structure. Management believes that this exploration area contains a large amount of gas resources. The final investment decision is expected in 2014.

In early 2013, a new exploration success was achieved with the delineation of the Coral 3 gas well that is estimated to improve the mineral potential of the area operated by Eni. The wells, drilled at the Coral prospect, showed excellent results during the production test.

Eni plans to drill a further delineation well, Mamba South 3 before moving back to exploration drilling in the Southern sector of Area 4.

In December 2012, Eni signed an agreement with Anadarko Petroleum Corp establishing basic principles for the coordinated development of common offshore activities in Area 4, operated by Eni and Area 1, operated by Anadarko. Furthermore, the two companies plan to jointly design and construct onshore LNG liquefaction facilities in Northern Mozambique.

Nigeria. Eni has been present in Nigeria since 1962. In 2012, Eni’s oil and gas production averaged 149 kBOE/d located mainly onshore and offshore the Niger Delta.

In 2012, Eni completed the divestment of a 5% stake in Blocks OMLs 30, 34 and 40.

In the development/production phase Eni operates onshore Oil Mining Leases (OML) 60, 61, 62 and 63 (Eni’s interest 20%) and offshore OPL 245 (Eni’s interest 50%), OML 125 (Eni’s interest 85%), holding interests in OML 118 (Eni’s interest 12.5%) and in OML 119 and 116 Service Contracts. As partners of SPDC JV, the largest joint venture in the Country, Eni also holds a 5% interest in 25 onshore blocks and a 12.86% interest in 5 conventional offshore blocks.

In the exploration phase Eni operates offshore Oil Prospecting Leases (OPL) 244 (Eni’s interest 60%), OML 134 (Eni’s interest 85%) and OPL 2009 (Eni’s interest 49%); and onshore OPL 282 (Eni’s interest 90%) and OPL 135 (Eni’s interest 48%). Eni also holds a 12.5% interest in OML 135.

NIGERIA
CAMEROON
Gulf of Guinea
Benin City
Enugu
Asaba
Awka
Owerri
Umuahia
Uyo
Calabar
Port Harcourt
Bonny
Brass
OPL 135 (2)
OML 125 (B)
OML 43 (A)
OML 45 (A)
OML 62 (C)
OML 46 (A)
OML 79 (A)
OPL 282 (1)
OML 134 (G)
OML 118 (D)
OML 31 (A)
OML 35 (A)
OML 32 (A)
OML 36 (A)
OML 61 (C)
OML 60 (C)
OML 20 (L)
OML 21 (A)
OML 16 (A)
OML 17 (A)
OML 28 (A)
OML 22 (A)
OML 23 (A)
OML 18 (A)
OML 24 (A)
OML 63 (C)
OML 29 (A)
OML 33 (A)
OML 25 (A)
OML 11 (A)
OML 13 (L)
OML 77 (E)
OML 74 (E)
OML 72 (E)
OML 71 (E)
OPL 2009 (3)
OML 116 (F)
OML 119 (I)
OML 135 (H)
OPL 245 (4)
Gulf of Guinea
0 20 km 40
Exploration Permit
Dev./Prod. Area
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline

Exploration and production activities in Nigeria are regulated mainly by Production Sharing Agreements and concession contracts as well as service contracts, in two blocks, where Eni acts as contractor for the state-owned company.

Starting from March 21, 2013, the oil production of the onshore Swamp area mainly in the Bayelsa State in Nigeria has been temporarily shut down due to the increasing bunkering and sabotage acts on the oil trunk lines. Currently, the area produces from 9 fields through 4 flow stations (Ogbainbiri, Tebidaba, Clough Creek, Obama). A detailed survey of the lines affected by the bunkering is in progress in order to identify and repair the damages suffered.

In service contract OML 119, Phase 2A achieved production start-up and is expected to peak at 15 kBBL/d.

In Blocks OMLs 60, 61, 62 and 63, activities progressed to support gas production to feed the Bonny liquefaction plant. Development activities concerned the Tuomo gas field aimed at supplying 170 mmCF/d net to Eni of feed gas to the sixth train for 20 years. The flowstation at Ogbainbiri is nearing completion. This facility will ensure approximately 310 mmCF/d of feed gas to the fourth and the fifth trains. Flaring down program continued with the upgrading of the flowstation at the Idu field with a decline in flared gas of 45 mmCF/d NAOC JV share.

In Block OML 28 (Eni’s interest 5%) the integrated oil and natural gas project in the Gbaran-Ubie area is underway. The development plan provides for the construction of a Central Processing Facility (CPF) with treatment capacity of approximately 1 BCF/d of gas and 120 kBBL/d of liquids in order to feed gas the Bonny liquefaction plant.

Activities progressed at the Abo Phase 3 project in Block OML 125. Start-up is expected in 2013.

Eni holds a 10.4% interest in the Nigeria LNG Ltd which runs the Bonny liquefaction plant, located in the Eastern Niger Delta. The plant has a design treatment capacity of approximately 1,236 BCF/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on six trains. The seventh unit is being engineered as it is in the planning phase. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 BCF/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC joint venture (Eni’s interest 5%) and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 blocks with an overall amount of 2,825 mmCF/d (268 mmCF/d net to Eni corresponding to approximately 49 kBOE/d). LNG production is sold under long-term contracts and exported to European and American markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co.

Eni holds a 17% interest in Brass LNG Ltd Co for the construction of a natural gas liquefaction plant to be built near the existing Brass terminal, 100-kilometer west of Bonny. This plant is expected to start operating in 2017 with a production capacity of 10 mmtonnes/y of LNG corresponding to 590 BCF/y (approximately 45 net to Eni) of feed gas on two trains for twenty years. Supply to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas reserves in the onshore OMLs 60 and 61.

Exploration activities yielded positive results in: (i) Block OPL 282 with the Tinpa 1 well containing oil; and (ii) Block OPL 2009 with the Afiando 1 and 2 oil wells.

In the medium term, management expects to increase Eni’s production in Nigeria to approximately 190 kBOE/d, reflecting the development of gas reserves.

Kazakhstan

Eni has been present in Kazakhstan since 1992. Eni is co-operator of the Karachaganak field and partner in the North Caspian Sea Production Sharing Agreement (NCSPSA). In 2012, Eni’s operations in Kazakhstan accounted for 6% of its total worldwide production of oil and natural gas.

Kashagan. Eni holds a 16.81% working interest in the North Caspian Sea Production Sharing Agreement (NCSPSA). The NCSPSA defines terms and conditions for the exploration and development of the Kashagan field which was discovered in the Northern section of the contractual area in the year 2000 over an undeveloped area extending for 4,600 square kilometers. Management believes this field contains a large amount of hydrocarbon resources which will eventually be developed in phases. Development activities are ongoing at the Kashagan field, targeting the production start-up by mid-2013. The NCSPSA will expire at the end of 2041.

The participating interest in the NCSPSA has been redefined, effective as of January 1, 2008, in line with an agreement signed in October 2008 with Kazakh Authorities which proportionally diluted the participating interest of the international companies by transferring a 10% stake in the project to the Kazakh national oil company, KazMunaiGas. In addition to Eni, the partners of the consortium are the Kazakh national oil company, KazMunaiGas, and the international oil companies Total, Shell and ExxonMobil, each with a participating interest currently of 16.81%, ConocoPhillips with 8.40%, and Inpex with 7.56%.

The exploration and development activities of the Kashagan field and the other discoveries made in the contractual area are executed through an operating model which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in executing the subsequent development phases of the project once they are sanctioned. The North Caspian Operating Co (NCOC) BV, participated by the seven partners of the consortium has taken over the operatorship of the project. Subsequently development, drilling and production activities have been delegated by NCOC BV to the main partners of the Consortium: Eni has retained the responsibility for the development of Phase 1 of the project (the so-called "Experimental Program") and, when sanctioned, the onshore part of Phase 2.

On May 23, 2012, the Consortium partners and the Authority of the Republic of Kazakhstan signed an agreement to amend the sanctioned development plan at the Experimental Program of the Kashagan field (Amendment 4) which included an update to the project schedule, a revision of investment estimates and a settlement agreement of all pending claims relating to recoverable costs and other tax matters. The amendment also included a commercial framework to supply a share of the natural gas produced from Kashagan to the domestic market and an agreement whereby the international partners of the Consortium shall finance the share of project cost to be borne by the Kazakh KMG partner, in excess to the amounts sanctioned in the original budget costs (Amendment 3).

In 2012, the Experimental Program progressed at the last phase of mechanical completion while commissioning and pre-start up activities achieved an advanced stage. Production plants are planned to be handed over to the production organization and tested. Start-up and commercial production is expected by the end of the first half of 2013, as agreed with the Republic of Kazakhstan.

The Phase 1 (Experimental Program) is targeting an initial production capacity of 150 kBBL/d; by 2014 a second treatment train and compression facilities for gas reinjection will be completed and put online enabling to increase the production capacity up to 370 kBBL/d. The partners are planning to further increase available production capacity up to 450 kBBL/d by installing additional gas compression capacity for re-injection in the reservoir. The partners submitted the scheme of this additional phase to the relevant Kazakh Authorities and sanction is expected in 2013 to start-up with the FEED phase.

Management believes that significant capital expenditures will be required in case the partners of the venture would sanction a second development phase and possibly other additional phases. Eni will fund those investments in proportion to its participating interest of 16.81%. However, taking into account that future development expenditures will be incurred over a long time horizon and subsequent to the production start-up, management does not expect any material impact on the Company’s liquidity or its ability to fund these capital expenditures. In addition to the expenditures for developing the field, further capital expenditures will be required to build the infrastructures needed for exporting the production to international markets.

As of December 31, 2012, Eni’s proved reserves booked at the Kashagan field amounted to 568 mmBOE, recording an increase compared to 2012 reflecting the settlement agreement signed with Kazakh Authority whereby Eni will be able to produce and market volumes of natural gas from Kashagan.

As of December 31, 2011, Eni’s proved reserves booked for the Kashagan field amounted to 449 mmBOE, recording a decrease of 120 mmBOE compared to 2010 mainly due to a higher Brent marker price and downward revisions.

As of December 31, 2010, Eni’s proved reserves booked for the Kashagan field amounted to 569 mmBOE, recording a decrease of 19 mmBOE with respect 2009 mainly due to price effect.

As of December 31, 2012, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $7.5 billion (euro 5.7 billion at the EUR/USD exchange rate of December 31, 2012). This capitalized amount included: (i) $5.7 billion relating to expenditure incurred by Eni for the development of the oilfield; and (ii) $1.8 billion relating primarily to accrue finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA Consortium from exiting partners upon exercise of pre-emption rights in previous years.

As of December 31, 2011, the aggregate costs incurred by Eni for the Kashagan project capitalized in the Consolidated Financial Statements amounted to $6.7 billion (euro 5.2 billion at the EUR/USD exchange rate of December 31, 2011). This capitalized amount included: (i) $5.1 billion relating to expenditure incurred by Eni for the development of the oil field; and (ii) $1.6 billion relating primarily to accrue finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA Consortium from exiting partners upon exercise of pre-emption rights in previous years.

Karachaganak. Located onshore in West Kazakhstan, Karachaganak is a liquid and gas field. Operations are conducted by the Karachaganak Petroleum Operating Consortium (KPO) and are regulated by a PSA lasting 40 years, until 2037. Eni and British Gas are co-operators of the venture. On June 28, 2012, the international Contracting Companies of the Final Production Sharing Agreement (FPSA) of the giant Karachaganak gas-condensate field and the Republic of Kazakhstan closed a settlement agreement of all pending claims relating to the recovery of costs incurred to develop the field and certain tax matters. The contracting companies transferred 10% of their rights and interest in the project to Kazakhstan’s KazMunaiGas for $1 billion net cash consideration ($325 million being Eni’s share). From the effective date of June 28, 2012, Eni’s interest in the Karachaganak project has been reduced to 29.25% from the 32.5% previously held. The agreement also includes the allocation of an additional 2 mmtonnes/y capacity in the Caspian Pipeline.

In 2012, production of the Karachaganak field averaged 239 kBBL/d of liquids (61 net to Eni) and 788 mmCF/d of natural gas (202 net to Eni). This field is developed by producing liquids from the deeper layers of the reservoir and re-injecting the associated gas in the higher layers. Approximately 90% of liquid production are stabilized at the Karachaganak Processing Complex (KPC) with a capacity of approximately 250 kBBL/d and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline. The remaining volumes of non-stabilized liquid production and associated raw gas not re-injected in the reservoir are marketed at the Russian terminal in Orenburg.

Phase 3 of the Karachaganak project is currently under study. The project is aimed at further developing gas and condensates reserves by means of the installation, in stages, of gas treatment plants and re-injection facilities to increase gas sales and liquids production. The development plan is currently in the phase of technical and marketing definition to be presented to the relevant Authorities.

As of December 31, 2012, Eni’s proved reserves booked for the Karachaganak field amounted to 473 mmBOE, reporting a slightly decrease from 2011 deriving mainly from the divestment of Eni’s stake in the project, partly offset by upwards revisions.

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

Rest of Asia

In 2012, Eni’s operations in the rest of Asia accounted for 8% of its total worldwide production of oil and natural gas.

China. Eni has been present in China since 1984 and its activities are located in the South China Sea. In 2012, Eni’s production amounted to 9 kBOE/d.

Exploration and production activities in China are regulated by Production Sharing Agreements.

In March 2013, Eni and CNPC signed a joint study agreement for the development of the Rongchang Block with shale gas resources, over an area of approximately 2,000 square kilometers, located in the Sichuan Basin, in China.

Hydrocarbons are produced from the offshore Blocks 16/08 and 16/19 through eight platforms connected to an FPSO. Natural gas production from the HZ21-1 field is delivered through a sealine to the Zhuhai Terminal and sold to the Chinese National Co CNOOC. Oil is mainly produced from HZ25-4 field (Eni’s interest 49%). Activity is operated by the CACT-Operating Group (Eni’s interest 16.33%).

In April 2012, Eni and CNOOC signed a Production Sharing Contract for the exploration of offshore Block 30/27, located in the South China Sea. The exploration commitment provides for the acquisition of a 3D seismic survey and the drilling of one well to be performed during the first exploration period. Eni will be the Operator of the project, with a 100% interest. In the case of a discovery, CNOOC has a back-in right up to 51%.

India. Eni has been present in India since 2005 and its activities are located in the offshore Cauvery Basin near the South-Eastern coast. In 2012, Eni’s production amounted to 2 kBOE/d.

Production mainly comes from the PY-1 gas field which is operated by Eni’s subsidiary Hindustan Oil Exploration Co Ltd (Eni’s interest 47.18%). Gas production is sold to the National oil company.

Indonesia. Eni has been present in Indonesia since 2001. In 2012, Eni’s production mainly composed of gas, amounted to 14 kBOE/d. Activities are concentrated in the Eastern offshore and onshore of East Kalimantan, offshore Sumatra, and offshore and onshore of West Timor and West Papua; in total, Eni holds interests in 13 blocks.

Exploration and production activities in Indonesia are regulated by PSAs.

In May 2012, Eni was awarded the East Sepinggan Block (Eni’s interest 100%), located offshore in Kutei Basin supported by the nearby Bontang LNG processing facility. The commitment activity foresees performing of geological and geophysical studies, acquisition of seismic data and the drilling of one well over the next three years.

The development plan of the operated Jangkrik (Eni’s interest 55%) and Jau (Eni’s interest 85%) offshore fields progressed. The Jangkrik project includes linkage of production wells to a Floating Production Unit for gas and condensate treatment and the construction of a transportation facility to the Bontang liquefaction plant. Start-up is expected in 2016 with a production peak of 80 kBOE/d (41 kBOE/d net to Eni). The Jau project provides for the drilling of production wells and the linkage to onshore plants via pipeline.

Appraisal activities related to a coal bed methane project progressed at the Sanga Sanga PSC (Eni’s interest 37.8%). Predevelopment activities are underway leveraging on the synergy opportunities provided by the existing production and treatment facilities also including the Bontang LNG plant.

Development activities are underway at the Indonesia Deepwater Development project (Eni’s interest 20%), located in East Kalimantan, to ensure gas supplies to the Bontang plant. The project initially provides for the linkage of the Bangka field to existing facilities, then for the integrated development of four fields through a first Hub serving Gendalo, Gandang, Maha and a second Hub for Gehem.

Iran. Eni has been operating in Iran for several years under four Service Contracts (South Pars, Darquain, Dorood and Balal, the latter two projects being operated by another international oil company) entered into with the National Iranian Oil Co (NIOC) between 1999 and 2001, and no other exploration and development contracts have been entered into since then. All the above mentioned projects have been completed or substantially completed; the last one, the Darquain project, is being handed over to NIOC. Operatorship has already been transferred to a NIOC affiliate. When the final hand over of operations will be completed, Eni’s involvement will essentially consist of being reimbursed for its past investments. In 2012, Eni’s contractual reimbursement were equivalent to a production of 3 kBOE/d, lower than 1% of the Group’s worldwide production. Eni does not believe that its activities in Iran have a material impact on the Group’s results. See "Item 3 – Risk factors – Political consideration – Iran" for a full discussion of risks involved by our presence in Iran.

Iraq. Eni has been present in Iraq since 2009. Eni, leading a consortium of partners including international companies and the national oil company Missan Oil, holds 32.8% interests in Zubair oil field.

Development and production activities in Iraq are regulated by a Technical Service Contract. This contractual term establishes an oil entitlement mechanism and associated risk profile similar to those applicable in Production Sharing Contracts.

In 2012, production of the Zubair field averaged 262 kBBL/d (18 kBBL/d net to Eni).

Development activities progressed at the Zubair oil field. The contracts have been awarded for the first expansion of the actual production capacity to double the current production level in 2014.

Pakistan. Eni has been present in Pakistan since 2000. In 2012, Eni’s production mainly composed of gas amounted to 55 kBOE/d.

Exploration and production activities in Pakistan are regulated by concessions (onshore) and PSAs (offshore).

Eni’s main permits in the Country are Bhit (Eni operator with a 40% interest), Sawan (Eni’s interest 23.68%) and Zamzama (Eni’s interest 17.75%), which in 2012 accounted for 76% of Eni’s production in Pakistan.

In December 2012, Eni signed an agreement with the Pakistani Authorities and the state oil and gas company OGDCL for the acquisition of a 25% stake and the operatorship of exploration license Indus Block G, located in ultra deep water offshore of the Indus Basin over an area of approximately 7,500 square kilometers.

Exploration activity yielded positive results with a relevant gas discovery in the onshore concession Badhra Area B. A further outline of the discovery will require additional wells.

In 2012, the Badhra B North-1 well has been linked to the Bhit plant and started-up in October 2012, flowing at approximately 14 mmCF/d of gas net to Eni.

Russia. Eni has been present in Russia since 2007 following the acquisition of Lot 2 in the liquidation procedure of bankrupt Russian company Yukos. Eni acquired a 29.4% interest in the joint venture Severenergia which currently owns important amounts of proved undeveloped gas reserves in the Yamal Peninsula in Siberia.

In 2012, Eni’s production mainly composed of gas amounted to 11 kBOE/d. Following start-up of the first and the second train of the Samburgskoye field, a production level is expected at 95 kBOE/d (28 kBOE/d net to Eni). Development activities progressed with completion expected in 2015 and production peak of 146 kBOE/d (43 kBOE/d net to Eni) in 2016. The gas production is sold to Gazprom under an agreement signed in September 2011 while the condensate production is sold to Novatek under the relevant agreement signed in 2012. Eni retains the right to lift its share of natural gas and sell it to any third parties in the domestic market.

Planned activities progressed at the sanctioned Urengoiskoye field (Eni’s interest 29.4%). Start-up is expected in 2014.

In April 2012, Eni and Rosneft signed an agreement related to a strategic cooperation whereby the two companies will set up joint ventures (Eni 33.33%) for the exploration and development of the Fedynsky and Tsentralno-Barentsevsky licenses, located offshore Russia in the Barents Sea, and Zapadno-Cernomorsky, located offshore Russia in the Black Sea. Finalization is expected in 2013.

Turkmenistan. Eni started its activities in Turkmenistan with the purchase of the British company Burren Energy plc in 2008. Activities are focused in the Western part of the Country. In 2012, Eni’s production averaged 10 kBOE/d.

Exploration and production activities in Turkmenistan are regulated by PSAs.

Eni is operator of the Nebit Dag producing block (with a 100% interest). Production derives mainly from the Burun oil field. Oil production is shipped to the Turkmenbashi refinery plant. Eni receives, by means of a swap with the Turkmen Authorities, an equivalent amount of oil at the Okarem terminal, close to the South coast of the Caspian Sea. Eni’s entitlement is sold FOB. Associated natural gas is used for own consumption and gas lift system. The remaining amount is delivered to Turkmenneft, via national grid.

Vietnam. In June and July 2012, Eni acquired the operatorship (50% interest) of three exploration blocks located offshore Vietnam, in the Song Hong and Phu Khanh basins. The three blocks cover approximately 21,000 square kilometers of acreage. These basins are estimated to contain 10% of Vietnam’s hydrocarbon resources, mainly gas. The

Company plans to make significant investment to explore for hydrocarbons in the acquired acreage by drilling four wells.

In January 2013, Eni and the Vietnamese national oil company PetroVietnam signed a Memorandum of Understanding for the development of business opportunities in Vietnam and abroad.

Americas

In 2012, Eni’s operations in the Americas accounted for 8% of its total worldwide production of oil and natural gas.

Ecuador. Eni has been present in Ecuador since 1988. Operations are performed in Block 10 (Eni’s interest 100%) located in the Oriente Basin, in the Amazon forest. In 2012, Eni’s production averaged 25 kBBL/d.

Exploration and production activities in Ecuador are regulated by a service contract, due to expire in 2023.

Production deriving solely from the Villano field is processed by means of a Central Production Facility and transported via a pipeline network to the Pacific Coast.

Trinidad and Tobago. Eni has been present in Trinidad and Tobago since 1970. In 2012, Eni’s production averaged 59 mmCF/d and its activity is concentrated offshore North of Trinidad.

Exploration and production activities in Trinidad and Tobago are regulated by PSAs.

Production is provided by the Chaconia, Ixora, Hibiscus, Poinsettia, Bougainvillea and Heliconia gas fields in the North Coast Marine Area 1 Block (Eni’s interest 17.3%). Production is supported by two fixed platforms linked to the Hibiscus processing facility. Natural gas is used to feed trains 2, 3 and 4 of the Atlantic LNG liquefaction plant on Trinidad’s cost and sold under long-term contracts. LNG production is manly sold in the United States. Additional cargoes are sent to alternative destinations on a spot basis.

United States. Eni has been present in the United States since 1968. Activities are performed in the conventional and deep offshore in the Gulf of Mexico and more recently onshore and offshore in Alaska.

In 2012, Eni’s oil and gas production mainly derived from the Gulf of Mexico with an average of 86 kBOE/d.

Exploration and production activities in the United States are regulated by concessions.

Eni holds interests in 281 exploration and production blocks in the Gulf of Mexico of which 172 are operated by Eni.

The main fields operated by Eni are Allegheny, Appaloosa and Morpeth (Eni’s interest 100%), Longhorn-Leo, Devils Towers and Triton (Eni’s interest 75%) as well as Pegasus (Eni’s interest 58%). Eni also holds interests in the Medusa (Eni’s interest 25%), Europa (Eni’s interest 32%) and Thunderhawk (Eni’s interest 25%) fields.

Development activities mainly concerned: (i) drilling activities at the Allegheny, Appaloosa and Devils Towers operated fields; (ii) production optimization of the Front Runner (Eni’s interest 37.5%), Europa, Popeye (Eni’s interest 50%) and Thunderhawk fields; and (iii) the start-up of drilling programs at the Hadrian South (Eni’s interest 30%) and St. Malo (Eni’s interest 1.25%) fields.

Exploration outlining activity of the Heidelberg oil discovery (Eni’s interest 12.5%) in the Gulf of Mexico yielded positive results. Studies are underway for a fast track development.

In order to achieve the highest security standards of operations, Eni entered the HWGC consortium of Gulf of Mexico operators. The HWGC provides resources, coordination and performs certain activities associated with underwater containment of erupting wells, evacuation of hydrocarbon on the sea surface, storage and transport to the coastline. For further information on this matter see "Item 3 – Risk factors".

Development activity progressed at the Alliance area (Eni’s interest 27.5%), in the Fort Worth Basin in Texas. This area, including gas shale reserves, was acquired following a strategic partnership between Eni and Quicksilver. In particular, 12 new wells entered in production and contributed to a total production of approximately 10 kBOE/d net to Eni in the year.

In March 2013, Eni was awarded five offshore blocks located in Mississippi Canyon and Desoto Canyon, in the Gulf of Mexico.

USA
Baton Rouge
Lafayette
Mobile
Pensacola
Biloxi
Lake Pontchartrain
New Orleans
Sabine Pass
Galveston
Venice
Port Fourchon
Breton Sound
West Cameron
East Cameron
Vermilion
South Marsh Island
Eugene Island
Ship Shoal
South Pelto
South Timbalier
Grand Isle
West Delta
South Pass
Mississippi Canyon
Main Pass
Chandeleur
Viosca Knoll
Destin Dome
De Soto Canyon
High Island
Galveston
East Breaks
Garden Banks
Green Canyon
Ewing Bank
Atwater Valley
Lloyd Ridge
Keathley Canyon
Alaminos Canyon
Walker Ridge
Amery Terrace
Sigsbee Escarpment
Lund
Lund South
Henderson
Florida Plain
Macaroni
Allegheny
King Kong
Morpheth
Europa
Cognac
WESTERN PLANNING AREA
CENTRAL PLANNING AREA
Gulf of Mexico
0 50 km 100
Exploration Permit
Dev./Prod. Area
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline
Planning Area boundary

Eni holds interests in 111 exploration and development blocks in Alaska, with interests ranging from 10 to 100% and for 54 of these blocks, Eni is the operator.

The main fields are Nikaitchuq (Eni operator with a 100% interest) and Oooguruk (Eni’s interest 30%) with an overall production of 9 kBBL/d net to Eni in 2012.

Development activities mainly concerned drilling activities at the Nikaitchuq and Oooguruk fields.

Venezuela. Eni has been present in Venezuela since 1998. In 2012, Eni’s production averaged 9 kBBL/d.

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

In March 2013, production started-up at the giant Junin 5 field (Eni’s interest 40%) with 35 BBBL of certified heavy oil in place, located in the Orinoco oil belt. Early production of the first phase is expected at plateau of 75 kBBL/d in 2015, targeting a long-term production plateau of 240 kBBL/d to be reached by 2018. The project provides also for the construction of a refinery with a capacity of approximately 350 kBBL/d. The drilling activity started during the year. Eni agreed to finance part of PDVSA’s development costs for the early production phase and engineering activity of refinery plant up to $1.74 billion. Eni signed a loan agreement in the fourth quarter 2012.

Venezuelan relevant Authority sanctioned the development plan of the Perla gas discovery, located in the Cardón IV Block (Eni’s interest 50%), in the Gulf of Venezuela. PDVSA exercised its 35% back-in right in 2012 and the completion of the stake transfer is expected in 2013. Eni retains a 32.5% joint controlled interest in the company.

The early production phase includes the utilization of the already successfully drilled discovery/appraisal wells and the installation of production platforms linked by pipelines to the onshore treatment plant. Target production of approximately 300 mmCF/d is expected in 2015. The development program will continue with the drilling of additional wells and the upgrading of treatment facilities to reach a production plateau of approximately 1,200 mmCF/d. In 2012, the FIDs of the further phases were sanctioned.

Activity progressed at the Corocoro producing field (Eni’s interest 26%), in the Gulfo de Paria. In 2012, the start-up of the Central Production Facility (CPF) allowed to achieve a production peak of approximately 42 kBBL/d (approximately 11 kBBL/d net to Eni).

Eni is also participating with a 19.5% interest in the Gulfo de Paria Centrale offshore oil exploration block, where the Punta Sur oil discovery is located and with a 40% interest in Punta Pescador and Gulfo de Paria Ovest, the latter coinciding with the Corocoro oil field area.

Australia and Oceania

Eni’s operations in Australia and Oceania area are conducted mainly in Australia. In 2012, the area of Australia and Oceania accounted for 2% of Eni’s total worldwide production of oil and natural gas.

Australia. Eni has been present in Australia since 2001. In 2012, Eni’s production of oil and natural gas averaged 36 kBOE/d. Activities are focused on conventional and deep offshore fields.

Exploration and production activities in Australia are regulated by concession agreements, whereas in the cooperation zone between Timor Leste and Australia (Joint Petroleum Development Area - JPDA) they are regulated by PSAs.

The main production blocks in which Eni holds interests are WA-33-L (Eni’s interest 100%), JPDA 03-13 (Eni’s interest 10.99%) and JPDA 06-105 (Eni operator with a 40% interest). In the appraisal and development phase Eni holds interests in NT/P68 (Eni’s interest 50%) and NT/P48 (Eni’s interest 32.5%). In addition, Eni holds interest in 9 exploration licenses.

Capital expenditures

See "Item 5 – Liquidity and capital resources – Capital expenditures by segment".

Disclosure pursuant to Section 13(r) of the Exchange Act

The Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) created a new subsection (r) in Section 13 of the Exchange Act which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Disclosure responsive to this requirement is presented under “Item 3 – Political considerations – Risks associated with our presence in sanction targets” and below in this section.

In accordance with our general business principles and Code of Ethics, Eni seeks to comply with all applicable international trade laws including applicable sanctions and embargoes.

The activities referred to below have been conducted outside the U.S. by non-U.S. Eni subsidiaries. For purposes of the disclosure below, amounts have been converted into U.S. dollars at the average or spot exchange rate, as appropriate. We do not believe that any of the transactions or activities listed below violated U.S. sanctions also considering the waiver that we were granted by relevant U.S. Authorities, including the U.S. Department of State, in relation to certain Iran-related activities. For more information please refer to “Item 3 – Risk factors – Political considerations – Risks associated with our presence in sanction targets”.

As described in more detail under “Item 3 – Risk factors – Political considerations – Risks associated with our presence in sanction targets”, in 2012 Eni carried out support activities and services in respect of certain oil fields in Iran pursuant to certain legacy Service Contracts. Eni’s operating expenses pursuant to those contracts in 2012 amounted to approximately $22 million. In addition, in connection with its remaining Iranian operations, in 2012 Eni paid approximately $6 million for social security, withholding tax, corporate tax and rental tax.

In 2012, Eni’s production in Iran averaged 3 kBOE/d, representing less than 1% of the Eni’s total production for the year. We booked revenues of $128 million in 2012 in connection with our share of equity production and we reported a net loss of $69 million at our Iranian operations. As of the balance sheet date Eni had outstanding trade receivables amounting to euro 270 million towards Iranian oil national companies which were recorded in connection with revenues recognized in 2012 and in previous reporting periods. In 2012, we collected cash payments for a total of $107 million. Those revenues and trade receivables related to the recovery of the costs incurred by Eni in its performance of petroleum projects, mainly pertaining to the ongoing Darquain project as disclosed under “Item 3 – Risk factors – Political considerations – Risks associated with our presence in sanction targets”. We had no payables towards Iranian national oil companies as of the balance sheet date. We had a payable amounting to $44 million relating to health and social security insurance due to the Iranian Social Security Organization, which will be settled upon termination of our oil projects.

Eni Exploration & Production projects in Iran are currently in the cost recovery phase. Therefore, Eni has ceased making any further investment in the country and is not planning to make additional capital expenditures in Iran in future years. In addition, in 2012 we purchased 498 ktonnes of Iranian crude oil from NIOC and we paid NIOC $396 million in 2012, for those purchases. We believe that we made no profits on those purchases as our refining margins for the year 2012 were unprofitable on average. Those purchase transactions were entered into pursuant to a waiver granted by the U.S. Department of State as disclosed under “Item 3 – Risk factors – Political considerations – Risks associated with our presence in sanction targets”. Also as a consequence of EU restrictive measures, in June 2012 Eni ceased to import Iranian crude oil with the exception of those volumes necessary to collect outstanding receivables towards Iranian counterparties, as allowed by the European Union sanctions regime.

Gas & Power

Eni’s Gas & Power segment engages in supply, trading and marketing of gas and electricity, international transport, and LNG supply and marketing. This segment also includes the activities of electricity generation. In 2012, Eni’s worldwide sales of natural gas amounted to 95.32 BCM, including 2.73 BCM of gas sales made directly by Eni’s Exploration & Production segment. Sales in Italy amounted to 34.78 BCM, while sales in European markets were 51.02 BCM that included 2.73 BCM of gas sold to certain importers to Italy.

In 2012, following the divestment of a significant interest in Snam, Eni lost control on activities related to the transport, regasification, storage and distribution of natural gas in Italy.

Marketing of natural gas

The outlook in the Europe on gas sector remains challenging as the current economic downturn will weigh on the prospects of a solid recovery in gas demand, while we expect strong competitive pressure fuelled by a supply overhang.

Management expects that continuing margin pressures will erode the business’s profitability in 2013 and beyond, particularly in the Italian market. A weaker-than-anticipated demand growth over the short term and rising competitive pressures fuelled by ongoing oversupplies in the European market will reduce sales opportunities and trigger pricing competition also fuelled by rigidities at long-term supply contracts with take-or-pay clauses. In fact, we expect that minimum off-take obligations in connection with take-or-pay, long-term gas supply contracts and the necessity to minimize the associated financial exposure will force gas operators to compete more aggressively on pricing in consideration of lower selling opportunities, with negative effects on selling prices and profitability. Unit margins are expected to remain under pressure due to depressed spot prices at continental hubs which have become the contractual benchmark in selling formulas outside Italy. In addition, as long as the cost of gas supplies to the Group remains indexed to oil prices, the Company will be exposed to the risk of rising oil prices.

In Italy we expect that gas margins will weaken too, due to a number of negative catalysts including competitive pressure, an ongoing shift to index selling prices to hub benchmarks at large client segments, the current level of minimum take volumes at Italian operators which are well above market dimension, and finally the expected measures to be implemented by the Italian administration to cut the gas tariffs to residential customers. See also the other risk factors described in Item 3. These drivers will substantially reduce spot prices in the Italian market and negatively impact the profitability at our Italian operations.

Against this scenario the Company set the following priorities: preserve the operating cash flow during the worst phase of the downturn which is expected to continue well in 2013 and recover the profitability in subsequent years leveraging contract renegotiations, an expected realignment of actual market imbalances and a gradual recovery in the spreads between the oil-linked cost of gas supplies and selling prices at spot markets.

The main driver to recover profitability in the Company’s gas marketing business is the renegotiation of pricing and other conditions of our supply contracts. In fact, take-or-pay supply contracts include revisions clauses allowing the counterparties to renegotiate the economic terms and other conditions periodically, in relation to ongoing changes in the gas scenario. Currently management is seeking to renegotiate about 80% of the Company’s supplies in order to reduce the purchase costs by aligning them to the spot prices at continental hub and improve contractual flexibility targeting to mitigate the take-or-pay risk.

In a scenario of continuing weak demand and strong competition, management plans to retain the Company’s market share in Italy and Europe by leveraging improved costs in procurement and logistics, and effective commercial actions.

The Company intends to boost sales to business clients, including utilities, large industrial accounts and medium and small enterprises, leveraging the Company’s multiple presence across various markets and expertise in delivering innovative and tailor-made offering structures to best suit customers’ needs by providing complex pricing formulas with flexibility on volumes and different ways to manage pricing.

The other leg of the Company’s marketing effort will address retail customers across Europe targeting to enhance the ongoing strong customer base. The drivers to achieve this will be a strategy of customer retention centered on brand identity, a distinctive offer and competitive cost to serve; a wide range of sale channels and continuing innovation in processes, promotion and customer care and post-sale assistance. The international expansion in the LNG business is expected to continue by boosting the Company’s presence in the more lucrative Far East markets.

Based on the above outlined trends and industrial actions, management believes that profitability in the Company’s gas marketing business will gradually recover along the plan period, albeit the visibility into future results of operations is constrained by the ongoing volatility in marketing margins. Our profitability outlook factors in the expected benefits of ongoing renegotiations at the Company long-term supply contracts, as well as the other risk factors described in Item 3.

For a description of uncertainties and risks associated with this strategy see "Item 3 – Risk factors" and "Item 5 – Operating and financial review and prospects".

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

Demand and supply outlook

In 2012, gas demand in Europe declined by 2% (down by 4% in Italy) due to declining consumption in all market segments on the back of the economic downturn. The power generation segment recorded the steepest fall, hit by an ongoing expansion in the use of renewable sources and a shift to coal as feedstock for power plants due to cost advantages. Due to the severity of the contraction in European gas demand and ongoing uncertainties in the macroeconomic outlook, management has revised down its projections of gas demand over the medium to long term to factor in a number of trends:
•	uncertainties and volatility in the current macroeconomic cycle;
•	growing adoption of consumption patterns and life-styles characterized by wider sensitivity to energy efficiency; and
•	EU policies intended to reduce GHG emissions and promoting renewable energy sources, following prescriptions set by the Climate Change and Renewable Energy package (the so-called PEE 20-20-20). The package includes a commitment to reduce greenhouse gas (GHG) emissions by 20% by 2020 compared to emission levels recorded in 1990 (the target being 30% if an international agreement is reached), as well as improved energy efficiency within the EU Member States of 20% by 2020 and a 20% renewable energy target by 2020. Furthermore, the Energy Roadmap to 2050 set a target of reducing the level of carbon emissions made in 1990 by 80 to 95%.

Management now expects EU demand to increase from around 478 BCM in 2012 to around 526 BCM by 2016, and to close to 552 BCM in 2020, corresponding to an average growth rate of approximately 1.8% along the period. Gas demand in Italy is expected to grow with an average rate of approximately 1.7% in the same period. The projected level of gas demand in 2016 is significantly below the level recorded in the pre-crisis years.

On the plus side, the ongoing changes in the energy policies of the Euro-zone and other important countries like Japan and Taiwan, also as a result of the nuclear accident at the Fukushima plant in Japan, could accelerate a recovery in gas consumption. In addition, the fiscal policies of the EU Member States could affect the composition of the energy mix through the introduction of penalties on the use of the most inefficient and pollutant sources in energy production. Examples of these trends are a proposed European directive to enact a carbon tax to be levied on those sectors which do not participate in the ETS mechanism as well as a proposal to enact certain fiscal adjustments to put a floor to the price of carbon dioxide emissions in the UK.

On the supply-side, gas availability remains abundant as large investments to upgrade import pipelines to Europe have come online from Russia and Algeria. These include the Medgaz pipeline connecting Algeria to the Iberian Peninsula, the North Stream pipeline connecting Russia to Germany through the Baltic Sea as well as new LNG facilities. Further 27 BCM of new supplies will be secured by a second line of the North Stream in the next future and new storage capacity will come online. In Italy, the gas offer will grow moderately in the next future as a new LNG plant is expected to start operations at Livorno with a 4 BCM treatment capacity and effects are in force of Law Decree No. 130/2010 concerning storage capacity (see below) which is expected to increase by 4 BCM by 2015. Large availability of LNG on a worldwide scale has found an outlet at the European continental hubs driving the development of very liquid spot gas markets driven by the ramp-up of important upstream projects which added an estimated 65 BCM of liquefaction capacity in the 2008-2010 period. Adding to the supply overhang, the United States has reduced the Country’s dependence on LNG imports due to commercial development of large non-conventional gas resources. As a result of those drivers, we expect that current market imbalances will continue over the next two to three years. Looking beyond, however, we expect the European market to rebalance due to a growing energy demand coming from the developing economies in China, India and other emerging countries in East Asia, Middle East and South America where, between now and 2015, we expect that consumption will increase significantly mainly driven by robust rates of economic development. This will help absorb part of worldwide LNG supplies which are currently being delivered to Europe. Additionally we expect that gas production in Europe will progressively decline due to mature field depletion. However there are also some risks in the demand scenario. In fact, management believes that it is possible that the U.S. Administration might speed up the process to monetize the Country’s large reserve base of shale gas by giving permission to reconvert re-gasification plants into LNG export facilities. Furthermore, new upstream projects might be started up in the long run adding to global LNG supplies (particularly the projects to develop gas reserves in Mozambique). Finally, it is difficult to estimate the long-term impact of the current European economic slowdown on gas demand, the effectiveness of EU Member States initiatives to achieve the committed targets in reducing energy intensity and the evolution of the role of renewables in the production of electricity.

Planned actions in marketing of natural gas

Over the 2013-2016 period, Eni’s strategy will focus on certain distinct commercial objectives to recover profitability in a difficult market:
•	to maintain its leadership in the Italian market mainly by strengthening the customer base in the valuable segments of retail consumers and small and medium businesses;
•	to consolidate Eni’s position in Europe in the business gas market, where the Company has a well balanced portfolio in terms of geographies, customer segments and contract duration;
•	to focus on more profitable segments;
•	to increase LNG sales in profitable markets outside Europe; and
•	maximize sales volumes in order to mitigate the take-or-pay risk.

In particular management plans to regain market share in Italy and to expand sales in European target markets by leveraging first of all on the improved competitiveness of the Company’s cost position reflecting the benefit of the renegotiation of its supply contracts, the quality of its offer, including risk management and transport and storage contracts, pricing formulas and commercial options that are designed to suit customers’ needs. In particular, in the retail segment in Italy Eni’s campaign will focus on a combined commercial offer "luce, gas, carburanti" (electricity, gas and fuels) and the adoption of lean marketing procedures to facilitate customers’ tasks and optimization of commercial channels (such as agencies, remote selling, energy stores) with a strong focus on web channels.

In order to increase exposure to the retail segment, management plans to expand its customer base in Italy and outside Italy, by almost 3 million clients in the next four years to reach a total of 14 million customers by 2016, strengthening Eni’s position in this segment in particular in Italy, through our distinctive offer "eni 3" (gas, electricity and fuels) and innovative sales channels. To retain more sophisticated customers in both the large and medium to small enterprises segment across Europe, the Company is ready to launch new innovative commercial offers based on multiple pricing options and volume flexibility.

Supply of natural gas

In 2012, Eni’s consolidated subsidiaries supplied 86.74 BCM of natural gas, representing an increase of 3.36 BCM, or 4% from 2011.

Gas volumes supplied outside Italy (79.19 BCM from consolidated companies), imported in Italy or sold outside Italy, represented approximately 91% of total supplies, an increase of 3.03 BCM, or 4%, from 2011, mainly reflecting higher volumes purchased from Libya (up 4.23 BCM), almost tripled from 2011 when the GreenStream gas pipeline had been shutdown.

Increased volumes were purchased also from the Netherlands (up 0.95 BCM), and from Algeria (up 0.51 BCM). Declines were recorded in gas purchases from Russia (down 1.17 BCM) due to the recovery of Libyan supplies, the UK (down 0.37 BCM) and Norway (down 0.17 BCM). Supplies in Italy (7.55 BCM) increased slightly from 2011 also due to higher domestic production that offset the decline of mature fields. In 2012, main gas volumes from equity production derived from: (i) Italian gas fields (6.7 BCM); (ii) certain Eni fields located in the British and Norwegian sections of the North Sea (1.9 BCM); (iii) Libyan fields (1.8 BCM) increasing by almost 1.2 BCM due to the effect of force majeure registered in 2011; (iv) the United States (1.6 BCM); and (v) other European areas (Croatia with 0.2 BCM).

Considering also direct sales of the Exploration & Production Division and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 18 BCM representing 18% of total volumes available for sale.

The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

Natural gas supply	2010	2011	2012

(BCM)
Italy	7.29	7.22	7.55
Outside Italy	75.20	76.16	79.19
Russia	14.29	21.00	19.83
Algeria (including LNG)	16.23	13.94	14.45
Libya	9.36	2.32	6.55
the Netherlands	10.16	11.02	11.97
Norway	11.48	12.30	12.13
the United Kingdom	4.14	3.57	3.20
Hungary	0.66	0.61	0.61
Qatar (LNG)	2.90	2.90	2.88
Other supplies of natural gas	4.42	6.16	5.43
Other supplies of LNG	1.56	2.34	2.14
Total supplies of subsidiaries	82.49	83.38	86.74
Withdrawals from (input to) storage	(0.20)	1.79	(1.35)
Network losses, measurement differences and other changes	(0.11)	(0.21)	(0.28)
Volumes available for sale of Eni’s subsidiaries	82.18	84.96	85.11
Volumes available for sale of Eni’s affiliates	9.23	8.94	7.48
E&P volumes	5.65	2.86	2.73

Total volumes available for sale	97.06	96.76	95.32

In order to secure long-term access to gas availability, particularly with a view to supplying the Italian gas market, Eni has signed a number of long-term gas supply contracts with key producing countries that supply the European gas markets. These contracts have been ensuring approximately 80 BCM of gas availability from 2010 (including the Distrigas portfolio of supplies and excluding Eni’s other subsidiaries and affiliates) with a residual life of approximately 16 years and a pricing mechanism that indexed to the cost of gas to the price of crude oil and its derivatives (gasoil, fuel oil, etc.). These contracts provide take-or-pay clauses whereby the Company is required to collect minimum pre-determined volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, applied to uncollected volumes up to the minimum contractual quantity. The take-or-pay clause entitles the Company to collect pre-paid volumes of gas in later years during the period of contract execution. In the current industry downturn, the Company has failed to off-takes the annual minimum quantities of gas provided by the contractual take-or-pay clause, being forced to pre-pay the underlying gas volumes.

Management believes that the weak industry outlook weighed down by declining demand and large gas availability on the marketplace, the possible evolution of sector-specific regulation and strong competitive pressures represent risk factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts. From the beginning of the downturn in the European gas market up to date, Eni has incurred the take-or-pay clause as the Company off-took lower volumes than its minimum take obligations accumulating deferred costs for an amount of euro 2.37 billion (net of limited amounts of volume make-up) paying the associated cash advances to its gas suppliers. Considering the Company’s outlook for its sales volumes which are anticipated to remain stable in 2013 and to grow at a moderate pace in subsequent years, management intends to adopt adequate initiatives to mitigate the financial exposure related to take-or-pay obligations mainly in the domestic market where the expected volume of demand is lower in comparison with the minimum contracted supplies which Italian gas intermediaries are obliged to fulfill. The initiatives to mitigate the take-or-pay risk include contract renegotiations which may temporarily reduce the annual minimum take, more flexible off-take conditions such as change in the delivery point or the possibility to replace supplies via pipeline with equivalent volumes of LNG. Based on the Company’s selling programs and higher flexibility already achieved or to be achieved through the above mentioned renegotiations, management believes that it is likely that in the 2013-2016 period Eni will manage to fulfill its minimum take obligations associated with its supply contracts thus minimizing the risk on liquidity.

These projections could be subject to the risks of further contraction in demand or total addressable market. As to the deferred costs stated in the balance sheet, based on management’s outlook for gas demand and offer in Europe, and projections for sales volumes and unit margins in future years, the Company believes that the pre-paid volumes of gas due to the incurrence of the take-or-pay clause will be off-taken in the long term in accordance to contractual term thus recovering the cash advances paid to suppliers.

This forecast is subject to the risk factors described in "Item 3 – Risk factors" and in our outlook in "Item 5 – Operating and financial review and prospects".

Sales of natural gas

In 2012, sales of natural gas were 95.32 BCM, down 1.44 BCM or 1.5% from 2011. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and E&P sales in Europe and in the Gulf of Mexico.

Despite a 4% decline in natural gas demand, sales volumes on the Italian market were substantially stable at 34.78 BCM (up 0.10 BCM, or 0.3% from 2011). Lower sales to the power generation segment (down 1.76 BCM), industrial customers (down 0.28 BCM) and wholesalers (down 0.51 BCM), due to the negative scenario and increasing competitive pressure, were offset by higher sales on the Italian exchange for gas and spot markets (up 2.28 BCM) and at a lower extent to the residential segment (up 0.22 BCM) reflecting efficient commercial initiatives.

Sales to shippers were down 0.51 BCM, or 15.7%, due to the release of certain supply contracts despite the recovery of Libyan supplies.

Sales on target markets in Europe of 48.29 BCM showed a slight decline from 2011 (down 2.9%). This decline was mainly due to a decline in sales in Benelux (down 3.53 BCM) and in the Iberian Peninsula (down 1.19 BCM) due to the exclusion of Galp sales after the loss of control offset only in part by increases recorded in France (up 1.35 BCM) also and Germany/Austria (up 1.31 BCM) due commercial initiatives.

Sales to markets outside Europe increased by 0.55 BCM due to higher LNG sales in the Far East, in particular in Japan.

E&P sales in Northern Europe and in the United States (2.73 BCM) declined by 0.13 BCM due to lower sales in the North Sea.

The tables below set forth Eni’s sales of natural gas by principal market for the periods indicated.

Natural gas sales by entities	2010	2011	2012

(BCM)
Total sales of subsidiaries	82.00	84.37	84.67
Italy (including own consumption)	34.23	34.60	34.66
Rest of Europe	46.74	45.16	44.94
Outside Europe	1.03	4.61	5.07
Total sales of Eni’s affiliates (Eni’s share)	9.41	9.53	7.92
Italy	0.06	0.08	0.12
Rest of Europe	7.78	7.82	6.08
Outside Europe	1.57	1.63	1.72
Total sales of G&P	91.41	93.90	92.59
E&P in Europe and in the Gulf of Mexico (a)	5.65	2.86	2.73
Worldwide gas sales	97.06	96.76	95.32

(a)	E&P sales include volumes marketed by the Exploration & Production division in Europe (2.33, 2.29 and 2.06 BCM in 2010, 2011 and 2012, respectively) and in the Gulf of Mexico (3.32, 0.57 and 0.67 BCM in 2010, 2011 and 2012, respectively).

Natural gas sales by market	2010	2011	2012

(BCM)
ITALY	34.29	34.68	34.78
Wholesalers	4.84	5.16	4.65
Gas release	0.68
Italian gas exchange and spot markets	4.65	5.24	7.52
Industries	6.41	7.21	6.93
Medium-sized enterprises and services	1.09	0.88	0.81
Power generation	4.04	4.31	2.55
Residential	6.39	5.67	5.89
Own consumption	6.19	6.21	6.43
INTERNATIONAL SALES	62.77	62.08	60.54
Rest of Europe	54.52	52.98	51.02
Importers in Italy	8.44	3.24	2.73
European markets	46.08	49.74	48.29
Iberian Peninsula	7.11	7.48	6.29
Germany-Austria	5.67	6.47	7.78
Benelux	15.64	13.84	10.31
Hungary	2.36	2.24	2.02
UK-Northern Europe	4.45	4.21	4.75
Turkey	3.95	6.86	7.22
France	6.09	7.01	8.36
Other	0.81	1.63	1.56
Extra European markets	2.60	6.24	6.79
E&P in Europe and in the Gulf of Mexico	5.65	2.86	2.73
WORLDWIDE GAS SALES	97.06	96.76	95.32

European markets

A review of Eni’s presence in the key European markets is presented below.

Benelux. Eni’s holds a leadership position in the Benelux countries (Belgium, the Netherlands and Luxembourg) granted by a direct presence, the integration with Distrigas’ operations, the presence in the retail and middle market and its significant exposure to spot markets in Western Europe. In 2012, sales in Benelux were mainly directed to industrial companies, power generation and wholesalers and amounted to 10.31 BCM (13.84 BCM in 2011), down by 3.53 BCM, or 25.5%, due to rising competitive pressure, in particular in the wholesalers segment. In 2012, Eni launched its brand in the business and retail gas and power market in Belgium. The Eni brand substituted that of local operators acquired in the past few years with the aim of consolidating its leadership on the market.

France. Eni sells natural gas to industrial clients, wholesalers and power generation as well as to the segments of retail and middle market. Eni is present in the French market through its direct commercial activities and through its subsidiary. Management plans to expand sales in France over the plan period growing volumes supplied to the business segments and increasing retail customers. In 2012, sales in France amounted to 8.36 BCM (7.01 BCM in 2011), an increase of 1.35 BCM, or 19.3%, from a year ago. In 2012, Eni launched its brand in France, substituting the local operators acquired in the past few years with the aim of becoming one of the major retail operators in the Country.

Germany-Austria. Eni is present in the natural gas market through a direct marketing structure which sold in 2012 approximately 4.40 BCM in Germany and 0.94 BCM in Austria through its associate GVS (GasVersorgung Süddeutschland GmbH - Eni 50%) which sold approximately 4.48 BCM in 2012 (2.24 BCM being Eni’s share). Management plans to drive growth in direct sales leveraging on the quality of its commercial offer, a projected expansion in its business customer base and the enhancement of direct presence on the market. In 2012, total sales in the Germany/Austria market amounted to 7.78 BCM, an increase of 1.31 BCM, or 20.2%, from a year ago.

Iberian Peninsula

Portugal. From the second half of 2012 due to the divestment of a stake in Galp and exit from the shareholders’ pact, Eni ceased reporting the share of gas volumes marketed by Galp in the Portuguese market due to the loss of significant influence on the investee.

Spain. Eni operates in the Spanish gas market through a direct marketing structure that markets its portfolio of LNG and through Unión Fenosa Gas (UFG) (Eni’s interest 50%) which mainly supplies natural gas to industrial clients, wholesalers and power generation utilities. In 2012, UFG gas sales in Europe amounted to 4.82 BCM (2.41 BCM Eni’s share). UFG holds an 80% interest in the Damietta liquefaction plant, on the Egyptian coast (see below), and a 7.36%

interest in a liquefaction plant in Oman. In addition, it holds interests in the Sagunto (Valencia) and El Ferrol (Galicia) re-gasification plants (42.5% and 18.9%, respectively). In 2012, Eni sales in Spain amounted to 5.24 BCM decreasing from a year ago. In 2012, total sales in the Iberian Peninsula amounted to 6.29 BCM, a decrease of 1.19 BCM, or 15.9%, from a year ago.

Turkey. Eni sells gas supplied from Russia and transported via the Blue Stream pipeline. In 2012, sales amounted to 7.22 BCM, an increase of 0.36 BCM, or 5.2% from a year ago.

UK-Northern Europe. Eni through its subsidiary ETS markets in the UK the equity gas produced at Eni’s fields in the North Sea and operates in the main continental natural gas hubs (NBP, Zeebrugge, TTF). In 2012, sales amounted to 4.75 BCM, an increase of 12.8% from a year ago.
The Deborah Gas Storage Project (DGSP) is a seasonal gas storage development planned for the Deborah reservoir (located in UKCS Block 48/30a) which will be connected to the National Transmission System at Bacton, via the Company’s existing production terminal.

FEED activities, as well as site activities (i.e. onshore surveys) were carried out throughout 2010-2011. Concerning the permits and consents, an agreement to lease the offshore field has been reached with The Crown Estate and a Gas Storage License has been granted by DECC while the North Norfolk District Council (NNDC) has approved the Deborah Project planning application subject to conditions. Appraisal works on the Deborah reservoir were also progressed throughout 2010, including the drilling and completion of an appraisal well and the related tests. An approved equity sales process to dilute the Eni stake was conducted throughout 2011, as well as a market based long term capacity allocation process in 2010. Ongoing work with UK government ministries and regulatory agencies continued in 2011 and across 2012 in order to promote the continued role of natural gas within the UK energy mix and support the economic case for the DGSP. The aim being to secure a support mechanism guaranteeing reasonable revenues to underwrite the DGSP investment. At the end of 2012 the Department of Energy and Climate Change published its Gas Generation Strategy and received Ofgem’s Security of Supply report. It has now launched its own deep analysis of the costs and benefits of an intervention to support Gas Storage investment aiming to deliver its recommendations in Spring 2013.

However, Government legislation is not expected to come into force until 2014, Eni therefore targets a possible FID in 2014-2015.

The LNG business

Eni operates in all phases of the LNG business: gas feeding, liquefaction, shipping, re-gasification and sale through operated activities or interests in joint ventures and associates. Eni’s presence in the business is tied to the Company’s plans to develop its large gas reserve base in Africa and elsewhere in the world. The LNG business has not been impacted by the economic downturn and oversupply affecting the European gas market, as well as by structural modifications in the U.S. market. LNG flexibility allowed to adapt the business model to the new scenario and to increase the value of the commodity entering in new markets.

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

USA

Cameron. The Cameron LNG terminal is located on the coastline of Louisiana. The facility where Eni owns a capacity entitlement to treat LNG was completed in the third quarter of 2009. In consideration of a changed demand outlook, on March 1, 2010, Eni renegotiated certain terms of the contract with the U.S. company Cameron LNG, relating to the farming out of a share of re-gasification capacity resulting in an entitlement to Eni of a daily send-out of 572,000 mmbtu (approximately 5.7 BCM/y). Considering current oversupply conditions in the U.S. gas market, the Brass project (West Africa) for developing gas reserves to fuel the Cameron plant has been rescheduled with start-up in 2017.

Pascagoula. This project is part of an upstream development project related to the construction of an LNG plant in Angola designed to produce 5.2 mmtonnes of LNG (approximately 7.3 BCM/y) destined to the North American market in order to monetize part of the Company’s gas reserves. As part of the downstream leg of the project, Eni signed a 20-year contract with Gulf LNG to buy 5.8 BCM/y of the re-gasification capacity of the plant under construction near Pascagoula in Mississippi. The re-gasification facility is in operation from the last quarter of 2012.

Eni USA Gas Marketing Llc also signed a 20-year contract to purchase approximately 0.9 BCM/y of re-gasified gas downstream the terminal owned by Angola Supply Services, a company whose partners also own Angola LNG. In 2012, the partners and local authorities reached an agreement for the sale of LNG on Asian and European markets due to the changed gas demand outlook in the U.S. market.

LNG sales	2010	2011	2012

(BCM)
G&P sales	11.2	11.8	10.5

Italy	0.2
Rest of Europe	9.8	9.8	7.6
Extra European markets	1.2	2.0	2.9
E&P sales	3.8	3.9	4.1

Liquefaction plants:
- Bontang (Indonesia)	0.7	0.6	0.6
- Point Fortin (Trinidad and Tobago)	0.6	0.4	0.5
- Bonny (Nigeria)	2.2	2.5	2.7
- Darwin (Australia)	0.3	0.4	0.3

	15.0	15.7	14.6

Electricity sales and power generation

Electricity sales

As part of its marketing activities in Italy, Eni engages in selling electricity on the Italian market principally on the open market, at industrial sites and on the Italian Exchange for electricity. Supplies of electricity include both own production volumes through gas-fired, combined-cycle facilities and purchases on the open market. This activity has been developed in order to capture further value along the gas value-chain leveraging on the Company’s large gas availability. In addition, with the aim of developing and retaining valuable customers in the residential space and middle to large industrial users, the Company has been developing a commercial offer that provides the combined supply of gas, power and fuels.

In 2012, the program for upgrading and improving flexibility of the combined cycle power plants progressed in accordance with the Company’s developing plans.

In 2012, electricity sales (42.58 TWh) were directed to the free market (75%), the Italian power exchange (14%), industrial sites (8%) and others (3%). In 2012, electricity sales increased by 5.7% due to an increased client base thanks to effective marketing policies in spite of weak domestic demand.

Power availability	2010	2011	2012

(TWh)
Power generation sold	25.63	25.23	25.67
Trading of electricity (a)	13.91	15.05	16.91

	39.54	40.28	42.58

Power sales by market
Free market (b)	27.84	27.25	31.84
Italian Exchange for electricity	7.13	8.67	6.10
Industrial plants	3.21	3.23	3.30
Other (a) (b)	1.36	1.13	1.34

	39.54	40.28	42.58

(a)	Include positive and negative imbalances.
(b)	Network losses have been restated from other to free market.

Power generation

Eni’s main power generation plants are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and in various photovoltaic parks.

In 2012, power production was 25.67 TWh, down 0.44 TWh, or 1.7% from 2011, mainly due to increased production at the Ferrara plant, offset in part by decreases at the Ferrera Erbognone and Ravenna plants.

As of December 31, 2012, installed operational capacity was 5.3 GW (5.3 GW as of December 31, 2011).

Power availability in 2012 was supported by the growth in electricity trading activities (up 1.86 TWh, or 12.4%) due to higher volumes traded on the Italian power exchange benefiting from lower purchase prices.

By 2015, Eni expects to complete its plans for capacity expansion targeting an installed capacity of 5.4 GW. In the medium term, Eni intends to consolidate operations at its power generation plants and to enhance the flexibility of assets in order to better meet market needs. Furthermore Eni intends to develop the production from renewable sources focusing on photovoltaic power plants, and on the Company’s "Green Chemistry" project for the remediation of the Porto Torres site, where it will be also build a bio-mass power plant. Development activities are currently underway at the Bolgiano (Eni 100%) plant.

Supplies of natural gas are expected to amount to approximately 6 BCM/y from Eni’s diversified supply portfolio.

New installed generation capacity uses the combined cycle gas fired technology (CCGT) and produces electricity combined with heat ("cogeneration") used to feed industrial processes and district heating networks, ensuring a high level of efficiency and low environmental impact. In particular, management estimates that for a given amount of energy (electricity and heat) produced, using the CCGT technology instead of conventional power generation technology, the emission of carbon dioxide reduces by approximately 5 mmtonnes, on an energy production of 26.5 TWh.

The electricity acknowledged as produced in cogeneration benefits from the exemption from the legal provision of buying green certificates. According to this legal provision, power producers has to input a certain percentage of energy from renewable sources in proportion to the energy produced from fossil-fuel or, as an alternate measure, to purchase green certificates. The recently enacted Legislative Decree No. 28/2011 provides for a gradual reduction of the share of electricity production currently covered by obligation of buying green certificates, until it is completely cancelled in 2015. Eni and other cogeneration producers are involved in a legal argument with the Italian state-owned company promoting and supporting renewable energy resources (GSE - Gestore Servizi Elettrici), which is in charge of controlling the compliance of obligation, concerning the way of assessing energy acknowledged as produced in cogeneration. Position supported by GSE implies that producers have to buy a greater amount of green certificates because they are not allowed to assess the amount of electricity from cogeneration according to the AEEG’s decision 42/02.

With a further administrative measure, the electricity produced from cogeneration has been considered eligible to be awarded with "white certificates", in proportion to primary energy saving granted to the system. Power plants built before 2007 will be entitled to gain white certificates in a measure equivalent to 30% of the amount awarded to a new project.

In spite of these incentives, we believe that in the next four years our expenses to comply with environmental regulation will trend higher as a result of stricter rules that will apply to the award of emission allowances in the EU emission trading mechanism, causing the Company to increase its purchases of allowance on the free market.

The main assets of Eni power generation activities in Italy are provided in the table below.

Site	Total installed capacity in 2012 (a) (MW)	Technology	Fuel

Brindisi	1,321	CCGT	gas
Ferrera Erbognone	1,030	CCGT	gas/syngas
Livorno	199	Power station	gas/fuel oil
Mantova	836	CCGT	gas
Ravenna	972	CCGT	gas
Taranto	75	Power station	gas/fuel oil
Ferrara	841	CCGT	gas
Bolgiano	30	Power station	gas
Photovoltaic parks	4	Power station	photovoltaic energy

	5,308

(a)	Capacity available after completion of dismantling of obsolete plants.

Power generation	2010	2011	2012

Purchases
Natural gas	(mmCM)	5,154	5,008	5,206
Other fuels	(ktoe)	547	528	462
- of which steam cracking		103	99	98
Production
Electricity	(TWh)	25.63	25.23	25.67
Steam	(ktonnes)	10,983	14,401	12,603
Installed generation capacity	(GW)	5.3	5.3	5.3

Infrastructures

Eni has transport rights on a large European network of integrated infrastructure for transporting natural gas, which links key consumption basins with the main producing areas (Russia, Algeria, Libya and the North Sea).

The main assets of Eni transport activities are provided in the table below.

International transport infrastructure

Route	Lines	Total length	Diameter	Transport capacity (1)	Transit capacity (2)	Compression stations

	(units)	(km)	(inch)	(BCM/y)	(BCM/y)	(No.)
TTPC (Oued Saf Saf-Cap Bon)	2 lines of km 370	740	48	34.0	33.2	5
TMPC (Cap Bon-Mazara del Vallo)	5 lines of km 155	775	20/26	33.5	33.5
GreenStream (Mellitah-Gela)	1 line of km 520	520	32	8.0	8.0	1
Blue Stream (Beregovaya-Samsun)	2 lines of km 387	774	24	16.0	16.0	1

(1)	i	Includes both transit capacity and volumes of natural gas destined to local markets and withdrawn at various points along the pipeline.
(2)	i	The maximum volume of natural gas which is input at various entry points along the pipeline and transported to the next pipeline.

International transport activities

Eni owns capacity entitlements in an extensive network of international high pressure enabling the Company to import natural gas produced in Russia, Algeria, the North Sea, including the Netherlands and Norway, and Libya to Italy. The Company participates to both entities which own and operate the pipelines, the pipeline owners, and entities which manage transport rights, the carriers. For financial reporting purposes, such entities are either fully-consolidated or equity-accounted depending on the Company’s interest or agreements with other shareholders.

The structure of the Company’s interests in those entities has significantly changed in 2011 following the divestment of Eni’s interests in importing pipelines of natural gas from Northern Europe (TENP and Transitgas) and Russia (TAG) and related carrier companies, as part of the agreements signed on September 29, 2010 with the European Commission to settle an antitrust proceeding related to alleged anti-competitive behavior in the natural gas market. In light of the strategic importance of the Austrian TAG pipeline to the supply of the Italian system, which transports gas from Russia to Italy, Eni divested its stake to an entity controlled by the Italian State. However, Eni retained its gas transport rights in the divested assets.

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

The GreenStream pipeline, jointly-owned with the Libyan National Oil Co, started operations in October 2004 for the import of Libyan gas produced at Eni operated fields Bahr Essalam and Wafa. It is 520-kilometer long with a transport capacity of 11 BCM/y and crosses underwater in the Mediterranean Sea from Mellitah on the Libyan coast to Gela in Sicily, the point of entry into the Italian natural gas transport system.

Eni holds a 50% interest in the Blue Stream underwater pipeline (water depth greater than 2,150 meters) linking the Russian coast to the Turkish coast of the Black Sea. This pipeline is 774-kilometer long on two lines and has transport capacity of 16 BCM/y. It is part of a joint venture to sell gas produced in Russia on the Turkish market.

The South Stream project

Eni and Gazprom are jointly assessing the technical and economic feasibility of a project to build a new import route to Europe to market gas produced in Russia (the so-called South Stream project).

The South Stream pipeline will provide transport capacity of 63 BCM/y and is expected to be composed by two sections: (i) an offshore section crossing the Black Sea from the Russian coast at Anapa (in the same Southern Russian area of Beregovaya, the starting point of the Blue Stream pipeline) to the Bulgarian coast at Varna; and (ii) an onshore section crossing Bulgaria for which two options are currently being evaluated: one pointing North West and another one pointing South West.

Eni is involved only in the offshore section of the project.

In September 2011, Eni and Gazprom in the context of their strategic partnership signed a series of agreements in areas of common interest including the development of the offshore section of the South Stream project through the definition of terms for the participation to the project of gas operators Wintershall and EDF, each with a 15% stake; Gazprom and Eni hold 50% and 20% interests, respectively.

On November 14, 2012, in accordance with the shareholders agreement the partners confirmed that South Stream project will proceed according to the agreed schedule aiming at transporting the first gas through the Black Sea by the end of 2015. Pursuant the shareholder agreement the minority shareholders including Eni have the right to leave the project in case certain future conditions are not satisfied.

Capital expenditures

See "Item 5 – Liquidity and capital resources – Capital expenditures by segment".

Refining & Marketing

Eni’s Refining & Marketing segment engages in the supply of crude oil, refining and marketing of refined products, trading and shipping of crude oil and refined products primarily in Italy and in Central-Eastern Europe. In Italy, Eni is the largest refining and marketing operator in terms of capacity and market share. The Company’s operations are fully integrated through refining, supply, trading, logistics and marketing so as to maximize cost efficiencies and effectiveness of operations.

The outlook in the Refining & Marketing segment remains a depressed one as management does not expect any meaningful improvement in the trading environment over the next four years of the industrial plan. The ongoing economic downturn is anticipated to weigh on the recovery of demand for fuels, while high costs of the crude oil feedstock and energy utilities will continue squeezing refining margins. On the supply side, it is unlikely that ongoing capacity rationalization will help absorb product surpluses on the short term. Also retail and wholesale marketing activities of refined products will be affected by sluggish demand and product oversupply that is expected to trigger pricing competition. See "Item 3 – Risk factors" and "Regulation" below.

Due to the challenging market environment and industry downturn, we plan to implement all available levers to improve operations efficiency and profitability. The main planned initiatives in our refining operations are:
•	to pursue better integration of refineries and logistic assets and seek synergies with the Exploration & Production segment to monetize equity crudes and proprietary technologies;
•	to maximize refinery flexibility and conversion to extract value from heavy crudes;
•	to convert the Venice plant into a "bio-refinery" to produce bio-fuels;
•	to achieve energy efficiency initiatives and ensure higher rates of plant reliability;
•	to rationalize logistic costs and implement other cost-saving measures;
•	to strictly select capital expenditures; and
•	to boost margins leveraging on risk management activities.

In the marketing activity, we plan to preserve our profitability by:
•	strengthening our leadership in the Italian retail market leveraging on opportunities deriving from the liberalization process (i.e. rationalizing stations with low throughput, boosting full "iperself" mode and development of non-oil activities);
•	preserving our customer base by effective marketing actions, rolling out our "eni" brand and service excellence;
•	boosting margins by increasing the number of fully automated outlets and the contribution from non-oil products and services; and
•	selectively growing our market share in European markets.

In the 2013-2016 period, we plan to make capital expenditures amounting to euro 2.4 billion carefully selecting capital projects. Management plans to invest approximately euro 1.7 billion to convert the Venice plant into a bio-refinery, upgrade the Company’s best refineries mainly by completing and starting-up the EST (Eni Slurry Technology) project at the Sannazzaro unit which will upgrade the conversion capacity of the refinery, as well as improving plant efficiency and reliability. Retail activities will attract some 25% of the planned expenditure which will be mainly directed to upgrade and modernize our service stations in Italy and in selected European countries, and to complete the network rebranding.

Based on the planned initiatives, management expects Eni’s refining and marketing operations to break-even in the next four-year period assuming a constant trading environment.

The matters regarding future plans discussed in this section and elsewhere herein are forward-looking statements that involve risks and uncertainties that could cause the actual results to differ materially from those in such forward looking statements. Such risks and uncertainties include difficulties in obtaining approvals from relevant Antitrust Authorities and developments in the relevant market.

Supply

In 2012, a total of 62.21 mmtonnes of crude were purchased by the Refining & Marketing segment (59.02 mmtonnes in 2011), of which 26.92 mmtonnes from Eni’s Exploration & Production segment, 24.95 mmtonnes on the spot market and 10.34 mmtonnes were purchased under long-term supply contracts with producing countries. Approximately 25% of crude purchased in 2012 came from Russia, 19% from West Africa, 12% from the North Sea, 10% from North Africa, 8% from the Middle East, 6% from Italy and 20% from other areas. In 2012, some 36.56 mmtonnes of crude purchased were marketed (down 4.46 mmtonnes from 2011, or 13.9%). In addition, 4.53 mmtonnes of intermediate products were purchased (4.26 mmtonnes in 2011) to be used as feedstock in conversion plants and 20.52 mmtonnes of refined products (15.85 mmtonnes in 2011) were purchased to be sold on markets outside Italy (17.24 mmtonnes) and on the domestic market (3.28 mmtonnes) as a complement to available production.

Refining

In 2012, Eni’s refining system had total refinery capacity (balanced with conversion capacity) of approximately 38.3 mmtonnes (equal to 767 kBBL/d) and a conversion index of 61%. Conversion index let to evaluate refinery complexity. The higher the index, the wider the spectrum of crude qualities and feedstock that a refinery is able to process thus enabling it to benefit from the cost economies which the Company generally expects to achieve as certain qualities of crude (particularly the heavy ones) may trade at discount with reference to the light crude Brent benchmark. Eni’s five 100% owned refineries have balanced capacity of 28.7 mmtonnes (equal to 574 kBBL/d), with a 64% conversion index. In 2012, Eni’s refineries throughputs in Italy and outside Italy was 30.01 mmtonnes.

The table below sets forth certain statistics regarding Eni’s refineries as of December 31, 2012.

Refining system in 2012

Ownership share (%)	Distillation capacity (total) (kBBL/d)	Distillation capacity (Eni’s share) (kBBL/d)	Primary balanced refining capacity (Eni’s share) (kBBL/d)	Conversion index (1) (%)	Fluid catalytic cracking - FCC (2) (kBBL/d)	Residue conversion (kBBL/d)	Go-Finer (kBBL/d)	Mild Hydro- cracking/ Hydro- cracking (kBBL/d)	Visbreaking/ thermal cracking (kBBL/d)	Coking (kBBL/d)	Distillation capacity utilization rate (Eni’s share) (%)	Balanced refining capacity utilization rate (Eni’s share) (%)

Wholly owned refineries		685	685	574	64	69	42	37	29	89	46	61	73
Italy
Sannazzaro	100	223	223	190	59	34	12		29	29		75	88
Gela	100	129	129	100	142	35		37			46	33	42
Taranto	100	120	120	120	72		30			38		66	66
Livorno	100	106	106	84	11							76	96
Porto Marghera	100	107	107	80	20					22		44	59
Partially owned refineries (3)		874	245	193	51	167	25		99	27		79	100
Italy
Milazzo	50	248	124	80	76	45	25		32			73	113
Germany
Vohburg/Neustadt (Bayernoil)	20	215	43	41	36	49			43			92	96
Schwedt	8.33	231	19	19	42	49				27		101	104
Czech Republic
Kralupy e Litvinov	32.4	180	58	53	30	24			24			75	83
Total refineries		1,559	930	767	61	236	67	37	128	116	46	72	80

(1)	Stated in fluid catalytic cracking equivalent/topping (% by weight), based on 100% of balanced primary distillation capacity.
(2)	Conversion plant where vacuum feedstock undergoes cracking at high pressure and moderate temperature thus producing mostly high quality gasoline. This kind of plant guarantees high operating flexibility to the refinery.
(3)	Capacity of conversion plant is 100%.

Italy

Eni’s refining system in Italy is composed of five wholly owned refineries and a 50% share in the Milazzo refinery in Sicily. Eni’s refineries in Italy operate and plan in order to maximize asset value according to the markets and the integration with Eni’s other activities.

Sannazzaro refinery has balanced refining capacity of 190 kBBL/d and a conversion index of 59%. Management believes that this site is one of the most efficient refineries in Europe. Located in the Po Valley, it mainly supplies markets in North-Western Italy and Switzerland. The high flexibility and conversion capacity of this refinery allows it to process a wide range of feedstock. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genoa terminal with French speaking Switzerland. This refinery contains two primary distillation plants and relevant facilities, including three desulphurization units. Conversion is obtained through a fluid catalytic cracker (FCC), two hydrocrackers (HdC), the last unit entered into operations in June 2009, which enable middle distillate conversion and a visbreaking thermal conversion unit with a gasification facility loaded with heavy residue from visbreaking unit (tar) to produce syn-gas to feed the nearby EniPower power plant at Ferrera Erbognone. The most important currently underway project is EST (Eni Slurry Technology) a conversion plant with a 23 kBBL/d capacity in order to process extra heavy crude with high sulphur content increasing middle distillates, reducing fuel oil. Start-up of this facility is scheduled by 2013. Therefore, Eni is developing conversion technology of Slurry Dual Catalyst (an evolution of EST), based on a combination of two nano-catalysts, could lead to a relevant breakthrough in the EST process, increasing its productivity and improving product quality, reducing expenditure and operating costs.

A further project is the proprietary process for hydrogen production, Hydrogen SCT-CPO (Short Contact Time-Catalytic Partial Oxidation) and the design is nearly over. This reforming technology transforms gaseous and liquid hydrocarbons (also derived from bio-mass) into synthetic gas (carbon monoxide and hydrogen) at competitive costs.

Taranto refinery has balanced refining capacity of 120 kBBL/d and a conversion index of 72%. This refinery process most of oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2012 a total of 2.26 mmtonnes of this oil were processed). It principally produces fuels for automotive use and residential heating purposes for the Southern Italian markets.

The complexity is achieved through a Residue Hydroconversion Unit (RHU) - Hydrocracking process and a "Two Stage" Visbreaking-Thermal Cracking unit.

Gela refinery has balanced refining capacity of 100 kBBL/d and a conversion index of 142%. Located on the Southern coast of Sicily, it is integrated with upstream operations processing heavy crude produced from Eni’s nearby offshore and onshore fields. Its high conversion level is ensured by an FCC unit with go-finer for feedstocks upgrading and two coking plants enabling conversion of heavy residues topping or vacuum residues. In order to achieve full compliance with the tightest environmental standards, in the power station there is SNOx plant to remove suphur dioxide, nitrogen oxides and particulates from flue gases. An underway refurbishment of the Gela power plant, substantially renewing pet-coke boilers, will increase profitability maximizing synergies from refining and power generation.

Livorno refinery, with balanced refining capacity of 84 kBBL/d and a conversion index of 11%, manufactures mainly gasoline, fuel oil for bunkering and lubricant bases. Besides its primary distillation plants, this refinery contains two lubricant manufacturing lines. Its infrastructures including highways, railways and pipeline connecting the site with the local harbor and with the Florence storage sites through two pipelines optimizing intake, handling and distribution of products.

Porto Marghera refinery, with balanced refining capacity of 80 kBBL/d and a conversion index of 20%, supplies mainly markets in North-Eastern Italy and Austria. Besides its primary distillation plants, this refinery contains a two-stage thermal conversion plant (visbreaking/thermal cracking) to increase yields of valuable products.

Eni will turn the refinery into a "bio-refinery" based on proprietary technology for the production of bio-diesel based on its Ecofining technology. The conversion to a Green Refinery will begin in the second quarter of 2013 and start bio-fuel production in 2014 and will be associated with a logistics center.

Outside Italy

In Germany, Eni’s share in the Schwedt refinery is 8.3% and 20% in Bayernoil, an integrated industrial hub that includes Vohburg and Neustadt refineries. Eni’s refining capacity in Germany is approximately 60 kBBL/d mainly to supply Eni’s distribution network in Bavaria and Eastern Germany. In Czech Republic, Eni’s share is 32.4% in Ceska Rafinerska, that includes two refineries, Kralupy and Litvinov. Eni’s refining capacity amounts to about 53 kBBL/d to supply Eastern Europe.

Table below sets forth Eni’s products availability figures for the periods indicated.

Availability of refined products	2010	2011	2012

(mmtonnes)
ITALY
Refinery throughputs
At wholly-owned refineries	25.70	22.75	20.84
Less input on account of third parties	(0.50)	(0.49)	(0.47)
At affiliated refineries	4.36	4.74	4.52
Refinery throughputs on own account	29.56	27.00	24.89
Consumption and losses	(1.69)	(1.55)	(1.34)
Products available for sale	27.87	25.45	23.55
Purchases of refined products and change in inventories	4.24	3.22	3.35
Products transferred to operations outside Italy	(4.18)	(1.77)	(2.36)
Consumption for power generation	(0.92)	(0.89)	(0.75)
Sales of products	27.01	26.01	23.79
OUTSIDE ITALY
Refinery throughputs on own account	5.24	4.96	5.12
Consumption and losses	(0.24)	(0.23)	(0.23)
Products available for sale	5.00	4.73	4.89
Purchases of finished products and change in inventories	10.61	12.51	17.29
Products transferred from Italian operations	4.18	1.77	2.36
Sales of products	19.79	19.01	24.54

Refinery throughputs on own account	34.80	31.96	30.01
of which: refinery throughputs of equity crude on own account	5.02	6.54	6.39

Total sales of refined products	46.80	45.02	48.33
Crude oil sales	36.17	32.10	36.56

TOTAL SALES	82.97	77.12	84.89

In 2012, refining throughput was 30.01 mmtonnes, decreased of 1.95 mmtonnes, or 6.1% versus 2011. Processed volumes in Italy, decreased of 7.8% compared to 2011, due to scheduled shutdowns in order to mitigate negative scenario impact mainly in Gela (shutdown of two production lines since June 2012) and Taranto (TSTC shutdown). Throughput reduction is partly offset by higher volumes processed in Venice ( shutdown from November 2011 to April 2012). Outside Italy, Eni’s refining throughputs increased by 3.2% (approximately 160 ktonnes) in particular in CRC for the Litvinov refinery shutdown in 2011. Wholly-owned refineries throughput is 20.84 mmtonnes, decreased of 1.91 mmtonnes (down 8.4%) versus 2011 with a refinery utilization rate of 73%, in reduction versus 2011 according to negative scenario. Approximately 22.8% was supplied by segment representing a 0.5 percentage point increase from 2011 (22.3%).

Eni’s Exploration & Production segment supplied approximately 22.8% of crudes, up 0.5% versus 2011.

Logistics

Eni is a primary operator in storage and transport of petroleum products in Italy with its logistical integrated infrastructure consisting of 20 directly managed storage sites and a network of petroleum product pipelines for products sale and storage of LPG and crude. Located in the Vado Ligure-Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) sites, they reduce logistic costs, and increase efficiency.

Eni’s logistic model is based on a hub structure covering five main areas. These hubs monitor and centralize products flows in order to lower collection and delivery costs. Eni holds five partnerships with major Italian operators.

Eni operates in oil and refined products transport: (i) by sea through spot and long-term contracts of tanker ships; and (ii) through an owned pipeline network extending approximately 1,447-kilometer long.

Secondary distribution to retail and wholesale markets is carried out through outsourcing to little tanker owners and represent leading market positions in their own geographical area.

Marketing

Eni markets a wide range of refined petroleum products, primarily in Italy, through an extensive operated network of service stations, franchises and other distribution systems.

The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Oil products sales in Italy and outside Italy	2010	2011	2012

(mmtonnes)
Italy
Retail	8.63	8.36	7.83
Wholesale	9.45	9.36	8.62
	18.08	17.72	16.45
Petrochemicals	1.72	1.71	1.26
Other sales	7.21	6.58	6.08
Total	27.01	26.01	23.79
Outside Italy
Retail	3.10	3.01	3.04
Wholesale	4.30	4.27	4.38
	7.40	7.28	7.42
Other sales	12.39	11.73	17.12
Total	19.79	19.01	24.54

TOTAL SALES	46.80	45.02	48.33

In 2012, sales volumes of refined products (48.33 mmtonnes) increased by 3.31 mmtonnes from 2011, up 7.4%, due mainly to increased volumes sold to oil companies and traders outside Italy.

Retail sales in Italy

In 2012, retail sales in Italy of 7.83 mmtonnes decreased by approximately 530 ktonnes, down 6.3%, from 2011 driven by lower consumption of gasoil and gasoline, in particular in highway service stations related to the decline in freight transportation. Average gasoline and gasoil throughput (1,976 kliters) decreased by approximately 197 kliters from 2011. Eni’s retail market share for 2012 was 31.2%, up 0.7 percentage points from 2011.

At December 31, 2012, Eni’s retail network in Italy consisted of 4,780 service stations, 79 more than at December 31, 2011 (4,701 service stations), resulting from the positive balance of acquisitions/releases of lease concessions (92 units) and the opening of new service stations (10 units), partly offset by the closing of service stations with low throughput (23 units).

In 2012, sales of premium fuels (fuels of the "Eni Blu+" line with high performance and lower environmental impact) were also affected by the decline in domestic consumption and were lower than the previous year. In particular, sales of Eni bludiesel+ amounted to approximately 292 ktonnes (approximately 350 mmliters) with a decline of approximately 201 ktonnes from 2011 and represented 6% of volumes of gasoil marketed by Eni’s retail network. At December 31, 2012, service stations marketing BluDiesel+ totaled 4,123 units (4,130 at 2011 year-end) covering approximately 86% of Eni’s network. Retail sales of BluSuper+ amounted to 35 ktonnes (approximately 47 mmliters), decreasing by 27 ktonnes from 2011, and covered 1.5% of gasoline sales on Eni’s retail network (down 0.9% from a year ago). At December 31, 2012, service stations marketing BluSuper+ totaled 2,505 units (2,703 at December 31, 2011), covering approximately 52% of Eni’s network.

Within the initiatives aimed to spur consumption in a negative economic scenario and create sounder customer relationships, Eni launched two relevant campaigns: (i) in the summer of 2012 for twelve weekends in Eni stations the "riparti con eni" initiative provided customers in the hyperself mode of service an exceptionally lower price equal all over the Country; and (ii) the launch of a new "loyalty card", consisting in reloadable, prepaid and credit card versions, through which customers can accumulate many more points in the Eni and Agip branded service stations that can be used for all daily purchases made outside of the Eni network in over 30 million stores.

Retail sales in the rest of Europe

Eni’s strategy in the rest of Europe is focused on selectively growing its market share, particularly in Germany, Austria and Eastern Europe (e.g. Czech Republic) leveraging on the synergies ensured by the proximity of these markets to Eni’s production and logistic facilities.

In 2012, retail sales of refined products marketed in the rest of Europe (3.04 mmtonnes) were basically stable (up 1%). Volume additions in Austria and Switzerland reflecting successful commercial policies were almost completely offset by lower sales in Eastern Europe due to declining demand.

At December 31, 2012, Eni’s retail network in the rest of Europe consisted of 1,604 service stations, an increase of 18 units from December 31, 2011 (1,586 service stations). The network evolution was as follows: (i) the closing of 28 low throughput service stations mainly in Austria and France; (ii) the positive balance of acquisitions/releases of lease concessions (33 units) in particular in Austria; (iii) the purchase of 11 service stations, in particular in Austria; and (iv) the opening of 2 new outlets. Average throughput (2,319 kliters) increased by 20 kliters from 2011 (2,299 kliters).

The key markets of Eni’s presence are: Austria with a 11.7% market share, Hungary with 11.9%, Czech Republic with 10.8%, Slovakia with 9.7%, Switzerland with 7.1% and Germany with a 3.2% on national base. These market shares were calculated by Eni based on public data on national consumption and Eni’s sales volumes. Non-oil activities in the rest of Europe are present in 1,083 service stations (Eni owned network), of which 320 are in Germany, 208 in Austria and 135 in France, with a virtually complete of owned stations.

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

In 2012, sales volumes on wholesale markets in Italy (8.62 mmtonnes) declined by approximately 740 ktonnes, down 7.9%, mainly due declining sales of gasoline and gasoil related to a decline in demand from transports and industrial customers due to a generalized slowdown and lower jet fuel sales related to declining demand. Bitumen sales increased due increased product availability of Eni products related to downtime in competing refineries, in particular in the final part of the year. Average market share in 2012 was 29.5% (28.6% in 2011). Supplies of feedstock to the petrochemical industry (1.26 mmtonnes) dropped from 2011 (down 450 ktonnes) due to lower demand from industrial customers. Wholesale sales in the rest of Europe of approximately 3.96 mmtonnes increased by 3.1% from 2011 due to increased sales in Switzerland, the Czech Republic, Slovenia and France. Sales declined in Hungary, Austria and Germany. Other sales (23.20 mmtonnes) increased by 4.89 mmtonnes, or 27%, mainly due to higher sales volumes to oil companies.

Eni also markets jet fuel directly at 45 airports, of which 26 are in Italy. In 2012, these sales amounted to 2.0 mmtonnes (of which 1.6 mmtonnes are in Italy). Eni is also active in the international market of bunkering, marketing marine fuel mainly in 106 ports, of which 72 are in Italy. In 2012, marine fuel sales were 1.75 mmtonnes (1.67 mmtonnes in Italy).

LPG

In Italy, Eni is leader in LPG production, marketing and sale with 614 ktonnes sold for heating and automotive use equal to a 19.8% market share. An additional 206 ktonnes of LPG were marketed through other channels mainly to oil companies and traders. LPG activities in Italy are supported by direct production, availability from 5 bottling plants and 4 owned storage sites, in addition to products imported at coastal storage sites located in Livorno, Naples and Ravenna.

Outside Italy, LPG sales in 2012 amounted to 515 ktonnes of which 389 ktonnes in Ecuador where LPG market share is around 37.8%.

Lubricants

Eni operates six (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East. With a wide range of products composed of over 650 different blends Eni masters international state-of-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing). In Italy, Eni is leader in the manufacture and sale of lubricant bases. Base oils are manufactured primarily at Eni’s refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero. In 2012, retail and wholesale sales in Italy amounted to 96 ktonnes with a 24.3% market share. Eni also sold approximately 4 ktonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 140 ktonnes, of these about 60% were registered in Europe (mainly Spain, Germany, Austria and France).

Oxygenates

Eni, through its subsidiary Ecofuel (100% Eni’s share), sells approximately 1.10 mmtonnes/y of oxygenates, mainly ethers (approximately 3.1% of world demand) and methanol (approximately 0.6% of world demand). About 76% of oxygenates are produced in Eni’s plants in Italy (Ravenna), in Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic) and the remaining 24% is bought and resold. Eni distributes bio-ETBE in the Italian market in compliance with the new legislation indicating minimum content of bio-fuels. Bio-ETBE like MTBE is an octane booster gained a relevant position in the formulation of gasoline in European Union, because it is produced from ethanol from agricultural crops and qualified as bio-component in European directive on bio-fuels. Starting from March 1, 2010, Italian regulation on bio-fuels minimum content changed from 3% to 3.5%.

From January 1, 2012, the compulsory content of bio-fuels increases to 4.5% from 2011 4% and through Bio-ETBE and bio-diesel (of 1st and 2nd generation) blending into fossil fuels Eni covered the compliance within 109.6% in 2012.

Eni plans to cover compliance through Bio-ETBE, FAME, green diesel from Porto Marghera site, and direct blending of ethanol in gasoline in particular in some extents of Sannazzaro refinery inland.

Capital expenditures

See "Item 5 – Liquidity and capital resources – Capital expenditures by segment".

Engineering & Construction

Eni engages in engineering, construction and drilling both offshore and onshore for the oil&gas industry through Saipem, a subsidiary listed on the Italian Stock Exchange (Eni’s interest is 43%), and Saipem’s controlled entities. Saipem boasts a strong competitive position in the market for services to the oil industry, particularly in executing large, complex EPC contracts for the construction of offshore and onshore facilities and systems to develop hydrocarbons reserves as well as LNG, refining and petrochemicals plants, pipeline laying and offshore and onshore drilling services. The Company owes its market position to technological and operational skills which we believe are acknowledged in the marketplace due to its capabilities to operate in frontier areas and complex ecosystems, efficiently and effectively managing large projects, engineering competencies and availability of technologically-advanced vessels and rigs which have been upgraded in recent years through a large capital expenditure plan. Despite the above mentioned factors, in the short term the profitability prospects of this business are expected to be adversely affected by the conclusion of highly-profitable projects, an anticipated slowdown in order acquisitions and the start of lower margin projects in the Onshore and Offshore Engineering & Construction businesses.

Management expects a weak profitability outlook in 2013 due to the completion of highly-profitable orders, a slowdown in activities at the Onshore and Offshore construction business units as well as the start-up of low-margin works.

However management believes that medium to long-term prospects of the business remains sound.

Management expects to preserve Saipem’s competitive position in the medium term, leveraging on its business model articulated across various market sectors combined with a strong competitive position in frontier areas, which are traditionally less exposed to the cyclical nature of this market. In particular Saipem plans to implement the following strategic guidelines: (i) to maximize efficiency in all business areas at the same time maintaining top execution and security standards, preserve competitive supply costs, optimize the utilization rate of the fleet, increase structure flexibility in order to mitigate the effects of negative business cycles as well as develop and promote a company culture that will permit identification and management of risks and business opportunities; (ii) to continue focusing on the more complex and difficult projects in the strategic segments of deepwater, FPSO, heavy crude and LNG (offshore and onshore, for the gas monetization) upgrading; (iii) to promote local content in terms of employment of local contractors and assets in strategic countries where large projects are carried out supporting the development of delocalized logistic hubs and construction yards when requested by clients in order to achieve a long-term consolidation of its market position in those countries; (iv) to leverage on the capacity to execute internally more phases of large projects on an EPC and EPIC basis, pursuing better control of costs and terms of execution adapting with flexibility to clients’ needs, thus expanding the Company’s value proposition; and (v) to complete the expansion and revamping program of its construction and drilling fleet in consideration of the future needs of the oil&gas industry, in order to confirm the Company’s leading position in the segment of complex projects with high profitability.

Saipem expects to invest approximately euro 2.8 billion over the next four years to complete the upgrading program of its fleet of vessels and rigs, further expanding the operational features, the dimension and the geographical reach and of its fleet as well as to support the activities related to the execution of projects in portfolio and the acquisition of new orders.

Orders acquired amounted to euro 13,391 million as of December 31, 2012 (euro 12,505 million as of December 31, 2011), of these projects to be carried out outside Italy represented 96%, while orders from Eni companies amounted to 5% of the total. Order backlog amounted to euro 19,739 million at December 31, 2012 (euro 20,417 million at December 31, 2011), of these projects to be carried out outside Italy represented 91%, while orders from Eni companies amounted to 13% of the total.

2010	2011	2012

Orders acquired	(euro million)	12,935	12,505	13,391
Engineering & construction offshore		4,600	6,131	7,477
Engineering & construction onshore		7,744	5,006	3,972
Offshore drilling		326	780	1,025
Onshore drilling		265	588	917
Originated by Eni companies	(%)	7	7	5
To be carried out outside Italy	(%)	94	91	96
Order backlog and breakdown by business	(euro million)	20,505	20,417	19,739
Engineering & construction offshore		5,544	6,600	8,721
Engineering & construction onshore		10,543	9,604	6,701
Offshore drilling		3,354	3,301	3,238
Onshore drilling		1,064	912	1,079
Originated by Eni companies	(%)	16	14	13
To be carried out outside Italy	(%)	94	91	91

Engineering & Construction offshore

Saipem is well positioned in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a technologically-advanced fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the marketplace over recent years. Saipem intends to consolidate its market share strengthening its EPIC oriented business model and leveraging on its satisfactory long-term relationships with the major oil companies and National Oil Companies ("NOCs"). Higher levels of efficiency and flexibility are expected to be achieved by reaching the technological excellence and the highest economies of scale in its engineering hubs employing local resources in contexts where this represents a competitive advantage, integrating in its own business model the direct management of construction process through the creation of a large construction yard in South-East Asia and revamping/upgrading its construction fleet. Over the next years, Saipem will invest in the upgrading of its fleet, the construction of a large construction yard in Brazil and the acquisition of new rigs in the drilling segments.

Saipem’s offshore construction fleet is made up 35 vessels and a large number of robotized vehicles able to perform advanced sub-sea operations. Its major vessels are: (i) the Saipem 7000 semi-submersible dynamic positioned vessel, with 14 ktonnes of lift capacity, capable to lay pipelines using the J-lay technique to the maximum depth of 3,000 meters; (ii) the Field Development Ship for the development of underwater fields in dynamic positioning, provided with cranes lifting up to 600 tonnes and a system for J-lay pipe laying to a depth of 2,000 meters; (iii) the Castoro 6 semi-submersible vessel, capable of laying pipes in waters up to 1,000 meters deep; (iv) the Saipem 3000 self-propelled dynamically positioned derrick crane ship, capable of laying flexible pipes and umbilicals in deep waters and of lifting structures weighing up to 2,200 tonnes; and (v) the Semac semi-submersible vessel used for large diameter underwater pipe laying. The fleet also includes remotely operated vehicles (ROV), highly sophisticated and advanced underwater robots capable of performing complex interventions in deep waters.

The most significant orders awarded in 2012 in Engineering & Construction offshore construction were: (i) the EPCI contract with INPEX for the installation of an underwater pipeline 889-kilometer long linking the offshore Ichthys field with the onshore shut-off valves in the area of Darwin, Australia; (ii) an EPCI contract with Lukoil for the installation of two underwater pipelines linking the offshore Vladimir Filanovsky block in the northern area of the Caspian Sea, with the onshore facility 20 kilometers inland in the Russian Republic of Kalmyk. Works offshore will be performed mainly by the pipelaying barge Castoro 12 and the trenching vessel Castoro 16; and (iii) an EPIC contract with Petrobras for the project Sapinhoa Norte and Cernambi Sul, within the development of the Pre-Salt Risers in the Santos Basin, approximately 300-kilometer off the coasts of the Rio de Janeiro and Sao Paulo states, Brazil, in water depths of 2,200 meters.

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

The most significant orders awarded in 2012 in Engineering & Construction onshore were: (i) a turn-key contract for Shell concerning the SSAGS (Southern Swamp Associated Gas) project related to the construction of four compression stations and new production facilities for the treatment of collected gas in various areas of the Delta State in Nigeria; (ii) an EPC contract for Saudi Aramco and Sumitomo Chemical for the Naphtha and Aromatics Package (RP2) of the Rabigh II project which provides for the expansion of the integrated petrochemical and refining complex of Rabigh, a city located on the western coast of Saudi Arabia; and (iii) an EPC contract for Transportadora de Gas Natural Norte-Noroeste (a wholly-owned Transcanada subsidiary) for a 30 inches in diameter and approximately 550-kilometer long pipeline between El Encino, located in the Chihuahua State, to Topolobampo, in the Sinaloa State on the western coast of Mexico.

Offshore drilling

Saipem is the only engineering and construction contractor that provides also offshore and onshore drilling services to oil companies. In the offshore drilling segment Saipem mainly operates in West Africa, the North Sea, Mediterranean Sea and the Middle East and boasts significant market positions in the most complex segments of deep and ultra-deep offshore, leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling exploration and development wells at a maximum depth of 9,200 meters. In order to better meet industry demands, Saipem is finalizing an upgrading program of its drilling fleet providing it with state-of-art rigs to enhance its role as high quality player capable of operating also in complex and harsh environments. In parallel, investments are ongoing to renew and to keep up the production capacity of other fleet equipment (upgrade equipment to the characteristics of projects or to clients’ needs and purchase of support equipment).

Saipem’s offshore drilling fleet consists of 18 vessels fully equipped for its primary operations and some drilling plants installed on board of fixed offshore platforms. Its major vessels are: the Saipem 12000 and Saipem 10000, designed to explore and develop hydrocarbon reservoirs operating in excess of 3,600 and 3,000 meter water depth, respectively in full dynamic positioning. In 2010, those vessels operated in West Africa and Far East. Other relevant vessels are Scarabeo 8 and 9, sixth generation semi-submersible rigs able to operate at depths of 3,000 and 3,600 meters of water, respectively. Average utilization of drilling vessels in 2012 stood at 100% (100% in 2011).

The most significant orders awarded in 2012 in Offshore drilling were: (i) the 15-month extension of the drilling contract of the Scarabeo 7 operating offshore Indonesia; (ii) the 24-month extension of the contract of the Perro Negro jack-up operating offshore Italy; and (iii) the 36-month lease contract of Scarabeo 5 operating in the Northern Sea.

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

Average utilization of rigs in 2012 stood at 97.2% (96.1% in 2011). The 92 rigs (in addition to 5 rigs under completion) owned by Saipem at year end were located as follows: 28 in Venezuela, 18 in Peru, 12 in Saudi Arabia, 7 in Colombia, 6 in Algeria, 5 in Kazakhstan, 4 in Bolivia, 4 in Ecuador, 3 in Brazil, 2 in Congo, 1 in Italy, 1 in Ukraine and 1 in Mauritania and Saipem also used rigs owned by third parties (6 in Peru, 3 in Kazakhstan and 1 in Congo) as well as rigs owned by the joint company Saipar.

The most significant orders awarded in 2012 in Onshore drilling were: (i) a contract on behalf of Saudi Aramco for the lease of 15 facilities for a term ranging from three to five years in Saudi Arabia; and (ii) the contracts for 8 facilities to be employed in South America, Saudi Arabia, Kazakhstan, Algeria, Mauritania and Italy for periods ranging from 2 months to two years.

Capital expenditures

See "Item 5 – Liquidity and capital resources – Capital expenditures by segment".

Chemicals

Eni operates in the businesses of olefins and aromatics, basic and intermediate products, polystyrene, elastomers and polyethylene. Its major production sites are located in Italy and Western Europe.

Eni’s strategy in its chemical business is to effectively and efficiently manage operations in order to lower the break-even considering the volatility of costs of oil-based feedstock, cyclicality in demand, strong competitive pressures from operators with lower cost structure especially in the Middle and Far East, taking into account the commoditized nature of many of Eni’s products.

In fact, Eni’s profitability in the petrochemical businesses is particularly sensitive to movements in product margins that are mainly affected by changes in oil-based feedstock costs and the speed at which product prices adjust to higher oil prices. See "Item 3 – Risk factors".

In 2012, the Chemical segment reported sharply higher operating losses from 2011 mainly reflecting the fall in commodities demand due to the economic downturn and the unprofitable product margins of oil-based commodities which were squeezed by high crude oil costs.

Management expects that a weak macroeconomic outlook for 2013 which will weigh on a rebound in demand for petrochemical products while ongoing trends in crude oil prices could pressure unit margins of commodities. In light of this, management is planning to implement a strategy intended to refocusing the chemical business, reducing the exposure to loss-making commodity chemicals while at the same time developing innovative and niche productions which are expected to yield better returns such as elastomers and the expansion of the specialties segment.

We intend to grow the green chemistry business leveraging on the ongoing project of converting our Porto Torres site in a modern plant for the manufacture of eco-compatible chemical products. This will allow us to: (i) diversify its petrochemical core business in the direction of an innovative sector with very high potential, supplying products with low environmental impact; and (ii) settle the issues at critical industrial sites, re-qualifying and restructuring them.

In 2012 Matrìca SpA, a new 50-50 joint venture with Novamont, started the construction of the first two plants of the Green Pole project (bio-monomers and bio-lubricants). When fully operational in 2016-2017, the pole will include 7 plants and one research centre, with a total expenditure of approximately euro 500 million (including interventions on local infrastructure). New research lines have been activated in the area of products from renewable sources. In this field, Eni signed an agreement with Genomatica, a company active in bio-technologies.

Management expects sales of higher value added and bio-based products to improve consistently, with a contribution on total sales amounting to 50% in a long-term scenario.

The Company will also leverage on international expansion especially in Asia and Latin America trough licensing activities, product alliances and joint ventures. In 2012, Versalis signed strategic alliances in Asia, supported by our technological know-how and the enhancement of Eni’s proprietary technology platform.

The Company’s strategy will also continue to leverage on efficiency actions to reduce operating costs and on the rationalization program of our plants in order to improve yields and efficiency, restructuring our unprofitable sites, in particular cutting the Company’s ethylene and polyethylene capacity.

Based on the planned initiatives, management expects its chemical operations to break-even in the next four-year period.

To target those objectives, management plans to make selective capital expenditures amounting to approximately euro 1.9 billion over the next four year. The main investment will target the conversion of the Porto Torres unit in Sardinia, Italy, into an innovative bio-based chemical complex to produce bio-plastics and other bio-based chemical products. In addition, the Company plans to develop the product line in the elastomers and intermediates businesses, upgrade and revamp the Company’s cracking units as well as complying with all applicable regulations on environment, health and safety issues.

In 2012, sales of chemical products (3,953 ktonnes) decreased by 87 ktonnes (down 2.1%) from 2011 mainly due to a substantial decrease in demand reflecting the current economic downturn in the main reference markets. Average unit sales prices increased slightly (up 1.3%) from 2011, in particular aromatics (up 12%), phenol derivatives (up 10%) and styrene (up 6%). Elastomer average unit prices declined (down 1.3%).

Chemical production (6,090 ktonnes) decreased by 155 ktonnes from 2011, or 2.5%. Main decreases were registered in styrenes and elastomers (down 10.3% and 9.4%, respectively). Excluding the shutdown of the Porto Torres plant (except for nytrilic rubber) for the start of the green chemistry project and the divestment of the Feluy plant, volumes increased by approximately 2%.

Outside Italy, production increased at the Dunkerque site (up 20%) that in 2011 had been affected by a slow start of the new EVA/LDPE swing line. Nominal capacity of plants declined from the previous year due to the mentioned divestment of the Feluy plant and the shutdown of the Porto Torres plant, while the average plant utilization rate, calculated on nominal capacity, was 66.7% (65.3% in 2011).

The table below sets forth Eni’s main chemical products availability for the periods indicated.

Year ended December 31,

2010	2011	2012

(ktonnes)
Itermediates	4,860	4,101	4,112
Polymers	2,360	2,144	1,978

Total production	7,220	6,245	6,090

Consumption and losses	(2,912)	(2,631)	(2,545)
Purchases and change in inventories	423	426	408
	4,731	4,040	3,953

The table below sets forth Eni’s main petrochemical products revenues for the periods indicated.

Year ended December 31,

2010	2011	2012

(euro million)
Itermediates	2,833	2,987	3,110
Polymers	3,126	3,299	3,128
Other revenues	182	205	180

Total revenues	6,141	6,491	6,418

Intermediate

Intermediate revenues (euro 3,110 million) increased by euro 123 million from 2011 (up 4%) due to the positive performance of derivatives, reflecting increased sales volumes (up 21%) and average unit prices (up 10%) due to a more dynamic market and product availability. Sales volumes of olefins and aromatics declined (down 2% and 4.5%, respectively) due to the shutdown of the polyethylene line in the Sicilian plants due to their lack of profitability and demand decline. Average unit prices of olefins were stable, while aromatics prices increased by 12% driven by the price of benzene (up 18.7%).

Intermediates production (4,112 ktonnes) was in line with last year (up 0.3%). An increase was registered in derivatives (up 12%) for phenol derivatives and styrene monomer that last year had been affected by the planned facility downtimes at the Mantova plant.

Production of olefins and aromatics declined (down 2.7% and 5.4%, respectively). The latter were affected by the planned facility downtime at the Sarroch plant and the decline in activity at the Priolo plant aimed at countering the negative scenario.

Polymers

Polymer revenues (euro 3,128 million) decreased by euro 171 million from 2011 (down 5.2%) due to decreased sales volumes (down 5.8%) resulting from a steep decline in demand in particular on Italian and European markets, offset in part by slight increases in the markets of Eastern Europe.

Unit prices of elastomers declined (down 1.3%) due to lower unit prices for SBR rubbers, affected by the downturn of the automotive industry and of polyethylene (down 0.4%), despite an improvement in the second part of the year. Average styrene prices increased by 6%, driven by the price of expandable polystyrene.

Polymer production (1,978 ktonnes) decreased by 167 ktonnes from 2011 (down 7.8%), due mainly to a decline in elastomer production (down 9.4%) at Ravenna and Ferrara for the downturn of the automotive industry and of polyethylene (down 6%). At the beginning of the year production at the Sicilian plants was shutdown, including the cracker, due to the sharp decline in demand for polyethylene.

The decline in styrene production (down 10.3%) was due to the divestment of compact and expandable polystyrene plant of Feluy (Belgium) at the end of 2011.

Capital expenditures

See "Item 5 – Liquidity and capital resources – Capital expenditures by segment".

Corporate and Other activities

These activities include the following businesses:
•	the "Other activities" segment comprises results of operations of Eni’s subsidiary Syndial which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited, divested or shut down in past years; and
•	the "Corporate and financial companies" segment comprises results of operations of Eni’s headquarters and certain Eni subsidiaries engaged in treasury, finance and other general and business support services. Eni’s headquarters is a department of the parent company Eni SpA and performs Group strategic planning, human resources management, finance, administration, information technology, legal affairs, international affairs and corporate research and development functions. Through Eni’s subsidiaries Eni Adfin SpA, Eni Finance International SA, Banque Eni SA, Eni International BV, Eni Finance USA Inc and Eni Insurance Ltd, Eni carries out cash management activities lending, factoring, leasing, financing Eni’s projects around the world and insurance activities, principally on an inter-company basis. EniServizi, Eni Corporate University, AGI and other minor subsidiaries are engaged in providing Group companies with diversified services (mainly services including training, business support, real estate and general purposes services to Group companies). Management does not consider Eni’s activities in these areas to be material to its overall operations.

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

The Company believes that the oil industry has to face a number of challenges in the near future and that technology will play a vital role in helping it to effectively manage them. In particular:
•	continuing uncertainty about the future evolution of prices and demand for oil&gas;
•	limited access to new hydrocarbon resources, with the consequent problems for production growth and reserve replacement; increasing role for unconventional oil&gas resources and basins;
•	a growing importance of renewable sources in satisfying energy need; and
•	greater attention to operations safety and energy efficiency increase in the industry.

Eni has identified a number of key technological guidelines:
•	improving the ability to describe the subsoil and to estimate the amount and quality of fluids contained in sedimentary fields, with special focus on the most complex areas;
•	targeting operating excellence, in particular in frontier fields, in terms of operational safety and reduced environmental impact;
•	increasing the hydrocarbon recovery factor, both in conventional and unconventional oil reservoirs;
•	exploiting unconventional and marginal gas reservoirs, as well as allowing the up-grading of poor gas (for example with high CO2 content);
•	allowing the upgrading of unconventional oil (extra-heavy crude and bitumen), increasing the yield and quality of the distillates and at the same time eliminating the production of fuel oil and by-products;
•	producing high quality fuels with low environmental impact, as well as developing bio-fuels that do not compete with the food supply chain;
•	reducing the polluting potential of the hydrocarbon operating activities both locally (e.g. treatment of production water and industrial waste, sludge management) and globally (reduction of CO2 emissions);
•	efficiently and effectively converting renewable energy sources, especially solar and bio-mass energy, into electrical energy or energy vectors; and
•	promoting the Sustainable Chemistry business, for example by introducing bio-components into the pool of petrochemical products.

In 2012, Eni filed 74 patent applications (79 in 2011), 44 of these coming from Eni’s segments and Eni Corporate, 17 from Versalis and 13 from the Engineering & Construction activities of Saipem.

In 2012, Eni’s overall expenditure in R&D amounted to euro 211 million which were almost entirely expensed as incurred (euro 190 million in 2011 and euro 218 million in 2010).

The overall expenditure toward academic institutions and research centers amounted to euro 30 million in 2012. In 2011, Eni signed a new agreement with Stanford University which will develop a research program focused on oil&gas technologies and environmental issues for an overall expenditure of $10 million over the next four years. At the beginning of 2013, the agreement between Eni and MIT was renewed for 4 years and a total amount of $20 million.

At December 31, 2012, a total of 975 persons were employed in research and development activities. Below, we describe the main results achieved in the development and application of innovative technologies in 2012.

Exploration & Production

- Eni Common Reflection Surface Stack (e-crs™). The proprietary seismic processing technology enhances the signal/noise ratio in challenging imaging areas. In 2012, its application in Pakistan allowed the successful placement of the discovery well Badhra B North-1.

- Reverse Time Migration (RTM)@60Hz. The Eni proprietary technology for seismic data processing was enhanced to process high frequency seismic data. This technology allowed the reconstruction of the subsoil image in highly complex areas, where the potentially mineralogical structure is "hidden" by layers of salt, faults, or overlying channels. In 2012, the new version was successfully applied in Angola and Ghana.

- Coastal Oil Spill Preparedness Improvement Program in the Barents Sea and sub-Arctic areas. The emergency plan developed for the Goliat field in the Barents Sea was completed and tested, verifying all the operative phases needed to contain an oil spill. The test involved the operator Eni, the partner, and the Norwegian Clean Seas Association for Operating Companies (NOFO) as well as other staff and resources of the private and public sectors. In particular, coast cleaning methods were tested and new methodologies for a rapid response were implemented by using vessels normally dedicated to fishing activities. The Norwegian Authorities appointed the Goliath project as a reference standard for future initiatives in the area.

- Pump power supply in desert locations using photovoltaic systems. The realization of a hybrid fossil/solar plant, located in the Aghar field (Egypt), was completed for the power supply of artificial lift systems (Sucker Rod Pumps). This technology allows fuel savings during the production phase through the parallel use of photovoltaic panels and traditional power generator.

Gas & Power

- Eni Kassandra Meteo Forecast (e-km™). Since 2009, Eni has been developing a short-long term proprietary meteorological forecast system in collaboration with EPSON Meteo, which can be used for managing energy resources and improving the power generation process. This system for forecasting temperatures trend on global and regional scale, from 1 to 90 days, provides an innovative solution towards statistical systems. In 2012, the system was further developed to expand the geographical coverage in Europe, and it was used by all EniPower’s power plants and the gas market selling in Italy.

- Eni Vibroacoustic Pipeline Monitoring System (e-vpms™). The Eni proprietary technology allows a continuous detection of third-party intrusions and leaks in fluid filled pipelines by a remote control station. In 2012, the technology has been successfully tested in Italy on transportation pipelines for crude oil, products and natural gas.

Refining & Marketing

- Green Refinery. The project Green Refinery was launched for the conversion of the Venice plant into a "bio-refinery", using the EcofiningTM technology, (co-patented by Eni and UOP), aimed at the production of innovative and high quality bio-fuels by the conversion of various organic feedstock (such as vegetable oils, animal fats, cooking oils, oils from algae). The project, which investment is estimated in euro 100 million, is the first case in the world for the conversion of a conventional refinery into a bio-refinery.

- Zero Waste. The technology is based on a thermal process for the treatment of industrial oily and biological residues generated by the petroleum industry production activities. The process was validated on a pilot scale plant. The main environmental benefits obtained are: (i) a reduction of the waste to be disposed >90%; and (ii) a production of a syngas capable both to thermally self-support the process and (in case of surplus with respect to the self-sustaining) to recover hydrocarbons from the sludge.

Versalis

Joint venture Genomatica-Novamont. In June 2012, a Memorandum of Understanding was signed with Genomatica and Novamont, for the creation of a joint venture based in Italy. The joint research program, which will last four years, focuses on the development of a new technology for the production of butadiene from renewable sources. The joint venture will also hold exclusive rights for the industrial exploitation of research results including the licensing activities of the technology to a third party.

Eni Corporate

- Photoactive materials. A Luminescent Solar Concentrator consists of a slab of transparent material (acrylic or glassy) to which fluorescent molecules, patented by Eni, are added acting as microscopic light emitters. The emitted radiation is partially confined within the slab by total internal reflections and is waveguided and concentrated toward its edges where PV cells are placed. The positive results obtained at lab level allowed the construction of the first demonstration unit, which consists in a photovoltaic shelter to park and re-charge electrical bicycles.

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

We believe that the Company will continue incurring significant amounts of expenses to comply with pending regulations in the matter of environmental, health an safety protection and safeguard, particularly to achieve any mandatory or voluntary reduction in the emission of greenhouse gases in the atmosphere and cope with climate change.

A brief description of major environmental, health and safety laws impacting Eni’s activities located in Italy and European Union is outlined below.

Italy

The majority of Italian environmental legislation is contained in the Environmental Code approved by Legislative Decree No. 152 of April 3, 2006 (Environmental Code). The Environmental Code sets up rules that refer to: Environmental Impact Assessment (EIAs), the Integrated Prevention and Pollution Control (IPPC), procedures for Strategic Environment Assessment (SEA), soil and water protection, air pollution and reduction of emissions, waste management and remediation of contaminated sites, environmental liability and sustainable development. The Environmental Code has been subject to a number of amendments. The most important changes introduced regarded reclamation and remediation activities as this Decree provided a site-specific risk-based approach to determine objectives of reclamation and remediation projects, cost-effective analysis required to evaluate remediation solutions, and criteria for waste classification. In 2012 the application of the Integrated Environmental permit under IPPC regulation was extended to all off-shore Italian platforms. Furthermore, by the end of 2013, the environmental law will be updated again in order to transpose the Directive on industrial emissions No. 2010/75/UE (IED directive).

In 2012, Law No. 35 of April 4, 2012, was enacted to introduce certain innovations in the environmental regulation regarding administrative procedures (with particular reference to Integrated Environmental Authorization and Environmental Impact Assessment). The law delegates the Government to approve a regulation on the unique environmental authorization to simplify procedures and reduce costs for small and medium-sized enterprises. In fact such a regulation was approved in February 2013, and a Unique Environmental Authorization (AUA) is now in force. AUA is dedicated to environmental businesses and installations not subject to integrated environmental authorization and greatly simplifies the administrative burden, in particular for small and medium-sized enterprises; the new authorization replaces up to seven different procedures.

Other significant legislation includes Criminal offences relating to the environment – Legislative Decree No. 231 of June 8, 2001, as recently amended by Legislative Decree No. 121 of July 7, 2011, which provides for monetary sanctions for legal entities in cases of criminal offences concerning the environment. This decree introduced into Italian law the liability of legal entities in relation to the crimes committed by employees against the environment. Particularly, the Italian legislator broadened the scope of corporations’ liabilities for the crimes committed by employees to include crimes relating the illicit discharge of industrial waste water, violations in reporting, record keeping and other omitted evidence in the matter of waste, unauthorized waste management, illegal trafficking of waste, as well as crimes relating the application in Italy of the Convention on International Trade in animal and plant species threatened with extinction, violations of measures intended to protect stratospheric ozone and the environment and pollution caused by ships.

Decree No. 155/2010 adopted in the Italian law the European prescriptions on ambient air quality, established by the Directive No. 2008/50/EC. Its main innovation is the definition of monitoring criteria and emission limits for fine particulate substances (PM 2.5), to be achieved by January 1, 2015. On February 12, 2013, Legislative Decree No. 250/2012 amending Legislative Decree No. 155/2010 transposing Directive No. 250/2008/EC on air quality entered in force. The changes introduced by the new decree were necessary to overcome some critical points appeared in the first phase of application of the new discipline and to better regulate the relations with local governments and to better define the role of the Institute for Environmental Protection and Research (ISPRA).

Italy has regulated the Emission Trading System by Legislative Decree No. 216 of April 4, 2006, amended by Legislative Decree No. 257 of December 30, 2010, transposing requirements of Directive No. 2008/101/EC. In 2012, a pattern of legislative decree implementing Directive No. 2009/29/EC (amending Directive No. 2003/87/EC to extend the Community trading system of CO2 emission) was prepared and is expected to be approved by the Government. Moreover on November 13, 2012, the National Committee on implementation of the Directive No. 2003/87/EC has approved the Deliberation No. 27 on monitoring and communication of GHG according to Commission Regulation No. 601/2012.

Decree No. 205/2010 implemented the Directive No. 2008/98/EC about waste and adopted SISTRI (an automated tracking system of special and hazardous waste). This new system aimed at real time monitoring of the route of waste from production through disposal/recycling, also prosecuting any unlawful act in waste management, and was expected to be fully implemented by June 2012. Law No. 234/2012 extended the application of the previous documental tracking system, in order to check the adequacy of the implemented choices, forwarding the start-up of the new system up to June 30, 2013.

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

Moreover, during 2012 some specific decrees were published to implement the Legislative Decree No. 81/2008:
•	Ministerial Decree of November 30, 2012 implementing Article 29 of Legislative Decree No. 81/2008, on standardization of the evaluation methods for health and safety risk assessment;
•	Ministerial Decree of August 6, 2012 which replaces the previous Annex XXXVIII to Legislative Decree No. 81/2008, on limit values of professional exposure to some substances; and
•	Ministerial Decree of February 16, 2012, No. 51, implementing Article 3 of Legislative Decree No. 81/2008 on health and safety protection at the workplace abroad.

Furthermore, as to Legislative Decree No. 81/2008, at the end of 2011 a specific Italian national agreement (between different government bodies) on training on health and safety at work entered into force. As a consequence, in 2012 Eni has defined a dedicated compulsory training model and started the related training activities, which were dedicated to the various Company’s roles (e.g. Safety managers – as defined by the Italian legislation – managers and employees) and differentiated according to the levels of risk of Company’s activities.

Moreover, it is important to note that at regional level Italian local authorities are appealing more often to Health Impact Assessment (HIA) and are integrating this procedure with Environmental Impact Assessment (EIA) and Strategic Impact Assessment (SIA). During 2012, a strong correlation has been observed between health issues and environmental aspects. In fact, various HIA, SIA and EIA methodologies are being developed as a unique regulation (e.g. "Cervellera Law" in Puglia Region). Eni is involved in an internal multidisciplinary project on health and environmental assessment of plants impacts.

The complexity and scale of situations and contexts where Eni is operating requires the adoption of business processes, guidelines and principles for improving its performance in health and prevention. To this end Eni upholds:
•	clear policies;
•	an ethical code;
•	endorsement of international conventions and principles;
•	guidelines and procedures; and
•	sharing of knowledge.

European Union

Since January 2012, according to the Directive No. 2008/101/EC, emissions from international aviation are included in the EU Emission Trading System (EU ETS). Like industrial installations covered by the EU ETS, airlines receive tradable allowances covering a certain level of CO2 emissions from their flights per year.

On June 21, 2012, the Commission adopted two Regulations on monitoring and reporting of greenhouse gas emissions and on verification and accreditation of verifiers under the EU Emissions Trading System. Both Regulations form part of the set of implementing rules for the third trading period of the EU ETS and entered in force in January 2013.

On July 20, 2012, Regulation EU No. 530/2012 on the accelerated phasing-in of double-hull or equivalent design requirements for single-hull oil tankers entered in force. The new Regulation prohibits the transport to or from EU ports of heavy grades of oil in single-hull oil tankers as decided by the Marpol Convention 73/78.

On October 26, 2012, the Commission adopted a proposal for a new directive on EIA (Environmental Impact Assessment) that would amend the current Directive. The proposal is intended to facilitate the assessment of potential impacts, without weakening existing environmental safeguards and to reinforce the decision-making process and improve current levels of environmental protection. Moreover a new proposal updates EIA with emerging challenges in areas like resource efficiency, climate change, biodiversity and disaster prevention that will be reflected in the assessment process.

On December 17, 2012, the Directive No. 2012/33/EC on sulphur content in marine fuels has entered into force. The directive modifies the Directive No. 1999/32/EC and brings EU regulations in line with current International Maritime Organization (IMO) regulations for sulphur emissions from ships under Marpol Annex VI. The new directive has not only updated with IMO limits for sulphur in emission control areas (ECA), but it also promotes a stronger monitoring and enforcement regime to improve compliance, possibly with stricter penalties, along with a reference to IMO procedures for sulphur verification that opens the door to a stricter interpretation of what is common in the EU at present.

According to the new directive, the sulphur limit in ECAs is now 1.00%, falling to 0.10% in 2015 (before it was 1.5%) and marine fuels used in the EU must meet the global 3.50% sulphur limit, except for on ships using an exhaust gas cleaning system (EGCS) operating in closed mode.

Member States have time until June 18, 2014 to bring into force the laws, regulations and administrative provisions necessary to comply with the revised sulphur directive.

On November 15, 2012, European Commission presented a Blueprint to Safeguard Europe’s Water Resources that outlines actions that concentrate on better implementation of current water legislation, integration of water policy objectives into other policies, and filling the gaps in particular as regards water quantity and efficiency.

In November 2012, the European Parliament rejected the proposal for a moratorium on shale gas and endorsed two reports: on the environmental impacts of shale gas extraction and on its industrial and energy aspects. Studies carried out indicate that there are a number of uncertainties or gaps in current EU legislation and the Commission intends to deliver next year a framework to manage risks, address regulatory shortcomings, and to provide maximum clarity and predictability to market operators and citizens across the EU.

On October 25, 2012, the EU adopted the Directive No. 2012/27/EU on energy efficiency which establishes a common framework of measures for the promotion of energy efficiency within the Union in order to ensure the achievement of the EU’s 20-20-20 headline target on energy efficiency. The directive is a game-changer for energy companies, which are now required to achieve 1.5% energy savings every year among their final clients. The EU law is also expected to trigger the largest revamp of Europe’s existing building stock to date and set new standards for public procurement and energy audits. EU countries are requested to draw up a roadmap to make the entire buildings sector more energy efficient by 2050 (commercial, public and private households included). In the first half of 2014, the Commission will review the progress towards the 20% energy-efficiency target, report on it and assess whether further measures are needed.

On June 1, 2007, the REACH regulation of the European Union (EC No. 1907/2006 of December 18, 2006) entered into force. REACH stands for Registration, Evaluation, Authorization and Restriction of Chemical and was adopted to improve the protection of human health, safety and the environment from the risks that can be posed by chemicals, while enhancing the competitiveness of the EU chemicals industry. It also promotes alternative methods for the assessment of hazardous substances in order to reduce the number of tests on animals. REACH places the burden of proof on companies. To comply with the regulation, companies must identify and manage the risks linked to the substances they manufacture and market in the EU. They have to demonstrate to European Chemicals Agency (ECHA) how the substance can be safely used and they must communicate the risk management measures to the users. If the risks cannot be managed, authorities can restrict the use of substances in different ways. Over time, the hazardous substances should be substituted with less dangerous ones. The deadline of REACH registration depends on the tonnage band of a substance and the classification of a substance; next deadline is 2013 and the last one 2018. Eni recognizes the importance of the Regulation REACH (CE) 1907/2006, the general principles of which are already an intrinsic part of the Company’s commitment to sustainability and are an integral part of the culture and history of the Company. The compliance with the REACH requirements and the involvement of all the interested parties in the Company are coordinated and supervised by the HSEQ function. In particular, Eni is involved in the registration of substances and compounds to ECHA that regards a complex series of information about the characteristics of such substances and their uses and in another fundamental aspects that concerns the exchange of information between producers and importers, as well as the users of chemical substances ("downstream users").

The CLP Regulation (Classification, Labeling and Packaging) entered into force in January 2009 (Regulation EC No. 1272/2008 on the classification, labeling and packaging of substances and mixtures), and the method of classifying and labeling chemicals introduced is based on the United Nations’ Globally Harmonized System (GHS). The Regulation will replace two previous pieces of legislation, the Dangerous Substances Directive and the Dangerous Preparations Directive. There is a transition period until 2015. The CLP Regulation ensures that the hazards presented by chemicals are clearly communicated to workers and consumers in the European Union through classification and labeling of chemicals. Before placing chemicals on the market, the industry must establish the potential risks to human health and the environment of such substances and mixtures, classifying them in line with the identified hazards. The hazardous chemicals also have to be labeled according to a standardized system so that workers and consumers know about their effects before they handle them.

The European Commission has put forward its new Energy Policy for Europe - EPE, so-called "20-20 by 2020", a far-reaching package of proposals that will deliver on the European Union’s ambitious commitments to fight climate change, promote renewable energy and increase energy security. The following regulations were published in order to define the criteria for cutting emissions cost-effectively by 2020 compared with levels recorded in 2005:

•	Directive No. 2009/28/EC: fixing target of 20% share of energy from renewable sources in 2020. It creates cooperation mechanisms so that the EU can achieve the targets in a cost effective way. It also includes a flat 10% target for renewables in transport (bio-fuels, "green" electricity, etc.); this legislation also sets out sustainability criteria that bio-fuels should meet to ensure they deliver real environmental benefits.
•	Directive No. 2009/29/EC: improves and extends to the third phase (2013-2020) the greenhouse gas emission allowance trading scheme of the European Community to provide for a more efficient, homogeneous and fair system. It defines criteria and targets for cutting GHG emissions from the sectors covered by the system (energy and manufacturing industries) by 21% by 2020 compared with levels in 2005. The Auctioning Regulation contains a set of rules for the auctioning processes that should be undertaken for the auction of allowances from 2013. On December 14, 2010, Climate Change Committee voted the benchmark decision, which describes the rules for the free allocation from 2013.
•	Directive No. 2009/30/EC: defines the fuel quality and places an obligation on suppliers to reduce greenhouse gases from the entire fuel life cycle of 6% by 2020, mostly by an increased use of bio-fuels.
•	Decision 2011/278/EU: implements transitional Union-wide rules for harmonized free allocation of emission allowances pursuant to Article 10a of Directive No. 2003/87/EC: legislation that set the benchmark for the quantification of the free allowances allocated to the industry. For industry and heating sectors, allowances will be allocated for free based on ambitious (greenhouse gas performance-based) benchmarks. Installations that meet the benchmarks (and thus are among the most efficient installations in the EU) will in principle receive all allowances they need.
•	Directive No. 2009/31/EC: defines a scenario in order to promote the development and safe use of Carbon Capture & Storage (CCS), a suite of technologies that allows the carbon dioxide emitted by industrial processes to be captured and stored underground.
•	Regulation 443/2009/EC: sets emissions standards for new passenger cars and targets a reduction to an average of 120 g CO2/km by 2015, decreasing to a stringent long-term target of 95 g CO2/km by 2020.
•	Decision 406/2009/EC: defines, for sectors not included in the EU ETS, such as transport, housing, agriculture and waste, emissions reduction target of 10% from 2005 levels by 2020 (the Italian reduction target is fixed at 13%).
•	Decision 540/2011/EC: amending Decision 2007/589/EC as regards the inclusion of monitoring and reporting guidelines for greenhouse gas emissions from new activities and gases.
•	Decision 2012/432/EC: on recognition of the "REDcert" scheme for demonstrating compliance with the sustainability of bio-fuels.

On December 17, 2010, the Directive No. 2010/75/EC on industrial emissions (IED) was published in the Official Journal of the European Union No. 334. The objective of the new directive is to avoid or to minimize polluting emissions in the atmosphere, water and soil, as well as waste from industrial and agricultural installations, and to achieve a high level of environmental and health protection. The Directive brings together the IPPC Directive (Directive No. 2008/1/EC) and six other sector-specific Directives (Large Combustion Plants, VOC – Volatile Organic Compounds – emissions, incineration of waste and titanium industry). The Directive contains special provisions for the combustion plants with thermal input below 50 MW. Any industrial installation which carries out the activities listed in Annex I must meet certain obligations, as preventive measures taken against pollution, minimum emission values, apply the best available techniques (BAT), monitoring rules and permit and reporting conditions. The Article 14 of the new Directive defines the permit necessary measures (as emission limit values for polluting substances, rules guaranteeing protecting of soil, water and air, suitable emission monitoring measures, waste monitoring and management measures, communication of monitoring results to the competent national authorities, requirements concerning the maintenance and surveillance of soil and groundwater, measures relating to exceptional circumstances as leaks, malfunctions, momentary or definitive stoppages, etc.). The Directive defines more restricting emission limits to be observed by the end of 2012, although includes some derogation, as the TNP Transitional National Plan and the option Opt-Out for those installations that are going to shut down their operations by 2023. On February 28, 2011, the European IPPC Bureau (EIPPCB) started the review process of the Reference Documents on Best Available Techniques for Large Combustion Plants "BREF-LCP" and in 2012 the consultation process was completed. On February 10, 2012, the Commission approved a implementing Decision 2012/119/EU laying down rules concerning guidance on the collection of data and on the drawing up of BAT reference documents and on their quality assurance referred to in Directive No. 2010/75/EU. Also on February 2012, the Commission implementing decision laying down rules concerning the transitional national plans referred to in Directive No. 2010/75/EU was published. Moreover in 2012, the EIPPCB published the Draft 2 Refining Bref and related BAT conclusion, which will be completed by the end of 2013 with the BAT conclusion. The Member States have to transpose the IED Directive into national legislation by December 2012. The Italian Government will adopt the IED directive into the Legislative Decree No. 152/2006 "Environment Regulation".

With the aim of taking the lead in the negotiations on the Climate Agreement after 2012, on March 15, 2011, the European Commission presented a Roadmap for transforming the European Union into the worldwide forerunner of low carbon economy by 2050. The Roadmap objective is cutting greenhouse gas emissions by 80-95% versus 1990 levels within 2050, by implementing cost effective measures aiming mostly at improving energy efficiency. The analysis takes into consideration costs and savings related to potential measures such as sector policies, national and regional low carbon strategies and long-term investments. On December 15, 2011, the European Commission adopted the Communication "Energy Roadmap 2050". This Communication takes into account "decarbonization scenarios":

•	energy efficiency scenario;
•	diversified supply technologies scenario;
•	high renewable energy scenario;
•	delayed carbon capture and storage (CCS) scenario (a "high nuclear" pathway); and
•	low nuclear scenario (a "high CCS" pathway).

Following the incident at the Macondo well in the Gulf of Mexico the U.S. Government and other governments have adopted more stringent regulations targeting safety and reliable oil and gas operations in the United States and elsewhere, particularly relating to environmental and health and safety protection controls and oversight of drilling operations, as well as access to new drilling areas. Italian Authorities as well have passed legislation with Law Decree No. 128 on June 29, 2010 that introduces certain restrictions to activities for exploring and producing hydrocarbons, that are still in place.

Also the European institutions have increased their activities in the area of environmental protection in the field of hydrocarbon extraction.

Following a resolution of the European Parliament of one year earlier, rejecting a moratorium on new oil platforms and requiring a single European system for prevention and response to intra-community oil spills, on October 27, 2011, the European Parliament proposed a new law which will ensure that European offshore oil and gas production will respect the world’s highest safety, health and environmental standards everywhere in the EU. On February 21, 2013, the European Union reached preliminary agreement on a Directive specifying toughened rules for offshore oil and gas operations. The proposed directive is expected to be formally approved in coming months (first 2013 semester) by EU member countries and the European Parliament, and implemented within 2 years after being approved. The main elements of the preliminary EU directive are the following:
•	The directive introduces licensing rules for effective prevention of and response to a major accident. The licensing authority in Member States will have to make sure that only operators with proven technical and financial capacities are allowed to explore and produce oil and gas in EU waters. Public participation is expected before exploratory drilling starts in previously un-drilled areas.
•	Independent national competent authorities, responsible for the safety of installations, will verify the provisions for safety, environmental protection, and emergency preparedness of rigs and platforms and the operations conducted on them. Enforcement actions and penalties will be implemented if companies do not respect the minimum standards.
•	Obligatory emergency planning calls for companies to prepare reports on major hazards, containing an individual risk assessment and risk-control measures, and an emergency response plan before exploration or production begins. These plans will need to be submitted to national authorities.
•	Technical solutions presented by the operator need to be verified independently prior to and periodically after the installation is taken into operation.
•	Companies will publish on their websites information about standards of performance of the industry and the activities of the national competent authorities. The confidentiality of whistle-blowers will be protected. Operators will be requested to submit reports of incidents overseas to enable key safety lessons to be studied.
•	Companies will prepare emergency response plans based on their rig or platform risk assessments and keep resources at hand to be able to put them into operation when necessary. EU member states will likewise take full account of these plans when they compile national emergency plans. The plans will be periodically tested by the industry and national authorities.
•	Oil and gas companies will be fully liable for environmental damage caused to the protected marine species and natural habitats. For damage to waters, the geographical zone will be extended to cover all EU waters including the exclusive economic zone (about 370 km from the coast) and the continental shelf, where the coastal Member States exercise jurisdiction. For water damage, the present EU legal framework for environmental liability is restricted to territorial waters (about 22 km offshore).
•	Offshore inspectors from Member States will work together to ensure effective sharing of best practices and contribute to developing and improving safety standards.
•	The EU Commission will work with its international partners to promote the implementation of the highest safety standards across the world. Operators working in the EU will be expected to demonstrate they apply the same accident-prevention policies overseas as they apply in their EU operations.

Adoption of stricter regulation both at national and European or international level and the expected evolution in industrial practices could trigger cost increases to comply with new HSE standards. Eni exploration and development plans to produce hydrocarbons reserves and drilling programs could also be affected by changing HSE regulations and industrial practices. Lastly, the Company expects that production royalties and income taxes in the oil&gas industry will likely increase in future years.

Moreover, in order to achieve the highest safety standards of our operations in the Gulf of Mexico, eni entered into a consortium led by Helix that worked at the containment of the oil spill at the Macondo well. The Helix Fast Response System (HFRS) performs certain activities associated with underwater containment of erupting wells, evacuation of hydrocarbon on the sea surface, storage and transport to the coastline.

As to major accidents, the Seveso III (Directive No. 2012/18/EU) was adopted on July 4, 2012 and entered into force on August 13, 2012. Member States have to transpose and implement the Directive by June 1, 2015.

The main changes in comparison to the previous Seveso Directive are:
•	technical updates to take into account the changes in EU chemicals classification, mainly regarding the 2008 European Regulation on the Classification, Labeling and Packaging (CLP) of substances and mixtures;
•	expanded public information about risks resulting from Company activities;
•	modified rules in participation by the public in land-use planning projects related to Seveso plants; and
•	stricter standards for inspections of Seveso establishments.

Eni is starting the initial activities aimed at guaranteeing the compliance of its own industrial sites.

HSE activity for the year 2012

Eni is committed to continuously improve its model for managing health, safety and environment issues across all its businesses in order to minimize risks associated with its industrial activities, ensure reliability of its industrial operations and comply with all applicable rules and regulations.

In 2012, Eni’s business units continued to obtain certifications of their management systems, industrial installations and operating units according to the most stringent international standards. The total number of certifications achieved was 330 (303 in 2011), of which 106 certifications according to the ISO 14001 standard, 10 registrations according to the EMAS regulation (EMAS is the Environmental Management and Audit Scheme recognized by the European Union) and 97 according to the OHSAS 18001 standard (Occupational Health and Safety management Systems - requirements).

In 2012, Eni total HSE expenses (including cross-cutting issues such as HSE management systems implementation and certification, etc.) amounted to euro 1,486 million, in line with the 2011 figure.

Environment. In 2012, Eni incurred total expenditures amounting to euro 743.6 million for the protection of the environment (with a reduction of 17% with respect to 2011). Current environmental expenses decreased by approximately 16% from 2011, and mainly related to costs incurred with respect to remediation and reclamation activities, carried out mainly in Italy. Capitalized environmental expenditure decreased by 19.5% and mainly related to remediation and reclamation activities and energy efficiency and climate change. Eni expects to continue incurring amount of environmental expenditures and expenses in line with or above 2012 levels in future years.

Safety. Eni is committed to safeguard the safety of our employees and contractors as well as of all people living in the areas where our activities are conducted and our assets located. In 2012, the new legislation didn’t have significant impact on the procedures already in place for safety in the workplace.

The improvement and dissemination of safety awareness through all levels of the Company’s organization continued in 2012; this is one of the foundations of Eni’s safety strategy, through a large communication campaign, launched in 2012, with the target of improving the conduct of employees/workers in the specific field of safety in the workplace. The campaign, will span over three years involving progressively the enterprise top management, the managers of operating sites and all the Eni’s employees. Moreover, in 2012 Eni has started its safety roadshow, a series of meetings of the Company’s top management with the industrial sites personnel (employees and contractors), dedicated to the sharing of the Company’s safety targets and commitment, focusing also on the HSE aspects of the new process of qualification of vendors.

Results of efforts to achieve a better safety in all activities has brought an improvement of Eni employee lost time injury frequency to 0.57 and of the severity rate to 0.026, the first one decreasing by 12% and the second one slightly increasing (4%) from 2011.

As to emergency preparedness, Eni has joint the Oil Spill Response Joint Industry Project (OSR-JIP) launched in December 2011 by OGP (International Association of oil&gas Producers) and IPIECA (International Petroleum Industry Environmental Conservation Association). This JIP will execute, over a three-year period, the outstanding recommendations from the report produced by the Global Industry Response Group (GIRG) set up after the Macondo accident. The existence of a JIP makes it easier for national administrations, intergovernmental organizations and willing third parties to participate in the studies and therefore to build their confidence in the results of the commissioned investigations and research. The OSR JIP carries out specific projects dealing with exercise planning, in situ burning, dispersants advocacy-subsea efficacy-post spill monitoring, upstream risk assessment and response capability, etc.

Costs incurred in 2012 to support the safety levels of operations and to comply with applicable rules and regulations were euro 371 million, up 12% from 2011. Eni expects to continue incurring amounts of expenses for safety which will be in line with 2012 levels in future years.

Health. Eni’s activities for protecting health aim at the continuous improvement of work conditions. Results have been achieved, as in the past years, through:
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

To protect the health and safety of its employees, Eni relies on a network of more than 424 health care centers located in its main operating areas. A set of international agreements with the best local and international health centers ensures efficient services and timely responses to emergencies.

Eni is engaged to the elaboration of Health Impact Assessment (HIA) and relative standards to be applied to all new projects of evaluation of working exposure to environment, in Italy and abroad. The main aim of Health Impact Assessment is to avoid any negative impacts and maximize any positive impacts of the project on the host community and it is usually carried out as part of or in conjunction with the Environmental and a Social Impact Assessment process. Its results are used to develop appropriate mitigation measures and an improvement plan with the host community.

In 2012, Eni incurred a total expense of euro 48.3 million, down 39% from 2011, to protect the health of its employees. The 2012, figure is in line with the level of expenditure of 2010. Eni expects to continue incurring amounts of expenses for health which will be in line with 2012 levels in future years.

Managing GHG emissions and implementation of the Kyoto Protocol

In December 2012 in Doha, the 18th Conference of the Parties to UNFCCC has achieved an agreement on the second commitment of the Kyoto Protocol, thus extending the former international agreement after 2012 and until 2020.

Only some industrialized parties to the Kyoto Protocol have extended their commitments and, in particular, the EU will reduce in 2020 its GHG emissions by 20% compared to 1990 levels. Parties should define a new regime for post 2020 by 2015.

Regarding GHG emissions mitigation, Eni’s management believes that the best solutions for mitigating GHG emissions are the use of low emission energy sources and the adoption of highly efficient technologies. Therefore Eni has carried out a detailed analysis and identified a number of projects aiming at energy saving and emission reductions from its plants. In particular, significant projects are being implemented in order to economically exploit gas associated with the production of liquids and reduce gas flaring. The Company plans to invest approximately euro 470 million over the next four years in Libya, Congo and Nigeria, to execute projects intended to monetize the reserves of associated gas and cut volumes of flared gas. Particularly in the period 2013-2016, Eni plans to cut by 71% the volumes of gas flaring compared to 2007 levels. Moreover, Eni is implementing measures targeting energy efficiency in various installations and facilities including refineries, petrochemicals plants and electricity plants, and actions to better manage gas emissions in transport and distribution activities.

Italy is subject to the European Union Emission Trading Scheme (EU-ETS) that was established by Directive No. 2003/87/EC. Effective from January 1, 2005, EU-ETS is the largest carbon market in the world for exchanging emission allowances targeting industrial installations with high carbon dioxide emissions.

As required by the Directive, Italy has approved two National Allocation Plans (NAP) covering the periods 2005-2007 and 2008-2012 which set out the allowances issued to each sector and installation. The EU-ETS Directive provides that each Member State shall ensure that any operator, who produces GHG emissions in excess of the amounts allowed on the base of national allocation plan, is required to acquire allowances on the market to cover the excess emissions or to pay a penalty. The excess emissions penalty for the period 2008-2012 amounts to euro 100 for each tonne of carbon dioxide equivalent produced in excess of the allowances acquired on the market. The payment of the penalty shall not release the operator from the obligation to surrender an amount of allowances equal to those excess emissions when surrendering allowances in relation to the following calendar year. All companies are expected to identify and carry out projects for emission reductions.

Eni participates in the ETS scheme with 36 plants in Italy and 3 outside Italy, which collectively represent more than 40% of all greenhouse gas emissions generated by Eni’s plants worldwide. In the period 2008-2012 Eni was entitled to allowances equal to 122.9 mmtonnes of carbon dioxide for existing installations and further 3.3 mmtonnes in relation to new installations for the 2008-2012 period. Based on the implementation of projects designed to reduce emissions, particularly the start-up of high efficiency combined cycles for the cogeneration of electricity and steam, the amount of carbon dioxide emitted by Eni’s plants has complied with mandatory limits in each of the reported periods up to 2012.

Due to stricter allocation rules in the third phase (2013-2020) of the Emissions Trading Scheme, Eni shall receive a lower amount of free allowances. As a consequence, in the next four-year period (2013-2016), Eni shall buy on the market an higher amount of allowances to cover GHG emissions of its industrial plants. The majority of the deficit (over 85%) is concentrated in the power sector, because electricity producers will not receive any free allowances in the third phase. Nevertheless, current wholesale power prices are incorporating CO2 cost, and Eni has a very modern and efficient fleet, so the expectation is to be able to reflect the cost of CO2 in the price of electricity sold. On the other hand, the remaining Eni sectors will incur in a higher CO2 cost. This cost will be mainly incurred in the period 2014-2016, because in 2013 Eni’s installations can benefit from the allowances in banking coming from the 2012. The total cost in 2014-2016 can be estimated in euro 80 million6.

To ensure comprehensive, transparent and accurate reporting for GHG emissions, Eni introduced in 2005 its own Protocol for accounting and reporting greenhouse gas emissions (GHG Accounting and Reporting Protocol), which is an essential requirement for emission certification. Indeed, accurate reporting supports the strategic management of risks and opportunities related to greenhouse gases, the definition of objectives and the assessment of progress. Eni GHG Protocol has been updated in 2012 to be in compliance with the new Monitoring and Reporting Guideline (European Regulation No. 601/2012) and with the best practices reference document (American Petroleum Industry Compendium - August 2009). For safer and more accurate management of GHG emissions and with a view to supporting effective reporting, Eni provided all its business units with a dedicated database, in order to gather and report GHG emissions according to the Protocol and to ensure completeness, accuracy, transparency and consistency of GHG accounting as required by certification needs. To improve the Eni accounting and reporting process, in 2012 Eni provided independent verification of its 2011 equivalent CO2 emissions data, as submitted to the Carbon Disclosure Project, and obtain the verification statement in accordance with ISO 14063-3.

In the medium term, work is underway on the separation of carbon dioxide and its permanent storage in geologic reservoirs, a part of the CO2 Capture Project, an international R&D program carried out in conjunction with other oil companies. Eni is currently implementing Italy’s first CO2 injection project in Cortemaggiore.

In both the medium and long term, management believes that compliance with changes in laws, regulations and obligations relating to climate change could result in substantial capital expenditure, taxes, reduced profitability from changes in operating costs, and revenue generation and strategic growth opportunities being impacted. Eni’s commitment to the transition to a lower-carbon economy may create expectations for our activities and related liabilities, and the level of participation in alternative energies carries reputational, economic and technology risks.

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

(6)	Total deficit 2015-2016 (excluding power sector): euro 5.7 million allowances. Average price CO2 2014-2016: 14 euro/t (Eni scenario - October 2012).

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

In general, Eni is required to pay income tax on income generated from production activities (whether under a license or PSA). The taxes imposed upon oil and gas production profits and activities may be substantially higher than those imposed on other businesses.

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

Royalties. The Hydrocarbons Laws require the payment of royalties for hydrocarbon production. As per Legislative Decree No. 625 of November 25, 1996 and subsequent modifications and integrations, royalties are equal to 10% onshore and 7% offshore both for gas and oil production; particularly in 2012 the royalties for offshore production have been increased from 4% to 7%.

Gas & Power

Natural gas market in Italy

Legislative Decree No. 130 of August 13, 2010 containing measures for increasing competition in the natural gas market and transferring the ensuing benefits to final customers according to Article 30, lines 6 and 7, of Law July 23, 2009, No. 99

In 2011, Legislative Decree No. 130 of August 13, 2010 titled "New measures to improve competitiveness in the natural gas market and to ensure the transfer of economic benefits to final customers" became effective. This new regulation replaced the previous system of gas antitrust thresholds defined by Legislative Decree No. 164 of May 23, 2000 by introducing a 40% ceiling to the wholesale market share of each Italian gas operator who inputs gas into the

Italian backbone network. In the frame of Legislative Decree No. 130/2010 Eni has committed itself to build new storage capacity for 4 BCM within five years from the enactment of the decree; as a consequence the cap provided by the Legislative Decree No. 130/2010 to its market share in Italy rises from 40% to 55%. In the case of violations of the mandatory threshold, Eni will be obliged to execute gas release measures at regulated prices up to 4 BCM over a two-year period following the ascertainment of the breach. Access to the new storage capacity is reserved to industrial customers and their consortium (3 BCM, already allocated) and to gas fired power plants (1 BCM). Furthermore, the decree establishes that upon request, industrial customers are granted, for the new storage capacity which is not yet at their disposal:
•	up to March 2012, a financial anticipation of the benefit they will have once disposing of the new storage capacity (i.e. the gap between summer and winter gas prices minus the cost of storage services); and
•	starting from April 2012 a "virtual storage service", which consists of the possibility to deliver gas in summer to a "virtual storage operator" at a European hub – TTF, Zeebrugge or PSV – and to be re-delivered equivalent gas quantities in winter at the Italian PSV, paying for the service a fee equivalent to the cost of storage plus transmission costs, if any. The Italian Gestore of Servizi Energetici has elected certain virtual storage operators to be the providers of those services. Industrial investors will then benefit from the price differentials due to the seasonal swings of gas demand. Eni, in compliance with Legislative Decree No. 130/2010 provisions, participated to the tender procedure for the selection of "virtual storage operators" for 50% of the requested quantities, bidding a price fixed by the Italian Regulator (AEEG).

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

Law Decree No. 1 of January 24, 2012 for new liberalization measures in Italy

Law Decree No. 1 enacted by the Italian Government on January 24, 2012, the so called Liberalization Decree was converted to Law No. 20 on March 24, 2012.

This Law aimed to:
•	enhance competitiveness in gas tariffs to residential customers and in the distribution of refined products. The Italian Regulator (AEEG), in charge with setting pricing mechanisms for supplies to users starting from the second quarter of 2012, updated the indexation mechanism by increasing the weight of spot prices in the indexation of the supply costs of gas. In particular, spot prices have represented a share of 3 and 4% of the cost of gas in the second and third quarter 2012, respectively, and 5% in the period October 2012-March 2013, with the remaining part indexed to the supply cost provided by a panel of oil-linked long-term contracts. The AEEG also intends to progressively align the cost component relating to the raw material to spot prices, granting to operators with long-term contracts a component of price related to the security of supply. Similarly other regulatory authorities in European countries where Eni operates are planning to issue a regulation aimed at introducing a hub component in the pricing formulas related to retail clients as well as measures to boost liquidity and competitiveness in the gas market; and
•	reduce the cost of natural gas for industrial customers by giving them direct access to storage capacity. This will be possible with a redefinition of the binding modulation for residential customers in case of rigid winter conditions and by freeing up a percentage of strategic storage volumes. For this purpose, the Ministry for Economic Development enacted a Law Decree on February 15, 2013, introducing changes to the criteria of assignment of storage capacity in application of Article 14 of Law Decree No. 1, 2012 setting forth that:
-	the storage capacity that would be available as a result of new mechanisms for determining the volumes of strategic storage, as well as new modalities of calculation of obligation limitations based on the criteria issued by the Ministry for the Economic Development, are assigned, for a space determined by the Ministry itself, for the offer to industrial sector, integrated transportation services through International pipelines and re-gasification, including natural gas storage, allowing the supplies of natural gas from abroad, in accordance with security criteria requested, as well as by re-gasification companies, as a guaranty for the respect of re-gasification programs of their customers when non predictable events occur; and
-	is determined part of the space of modulation storage devoted to the needs of "vulnerable events", to be assigned, for the needs of the clients themselves, with procedure of competitive bid, and the part of the same space of storage modulation to be assigned with ongoing allocation procedures.

Based on the principles described above, at the beginning of 2013 the Minister of Economic Development and the Italian Authority for Electricity and Gas introduced new criteria for the allocation of gas storage capacities for the thermal year 2013-2014. In particular, the decree on gas storage capacity allocation rules that, starting from the period April 1, 2013 to March 31, 2014, 4.2 BCM of storage is to be allocated through auction, of which 2.5 BCM is reserved to domestic users and 1.7 BCM for other users, including those without domestic consumers in their portfolios.

A further 4.2 BCM of storage capacity reserved to domestic users would still be allocated through the current system, which assigns pro-rata storage volumes to operators based on the size of the market they cover.

Mandatory disposal of Eni’s interest in Snam

On October 15, 2012, following the satisfaction of certain conditions precedent, including, in particular, antitrust approval, Eni finalized the divestment to Cassa Depositi e Prestiti SpA ("CDP"), an entity controlled by the Italian Ministry of Economy and Finance, of 1,013,619,522 ordinary shares of Snam SpA, corresponding to 30% less 1 share of the voting shares at a price of euro 3.47 a share, as provided for by the sale and purchase contract of June 15, 2012.

The transaction implemented the provisions of Article 15 of Law Decree No. 1 of January 24, 2012 (enacted into Law No. 27 of March 24, 2012), pursuant to which Eni divested its shareholding in Snam in accordance with the model of ownership unbundling set out in Article 19 of Legislative Decree No. 93 of June 1, 2011, and in accordance with the criteria, terms and conditions defined in the Decree of the President of the Council of Ministers issued on May 25, 2012 (the "DPCM") and designed to ensure the complete independence of Snam from the largest gas production and sale Company in Italy.

Furthermore, the DPCM provided the divestment of the residual shareholding of Eni in Snam through transparent and non-discriminatory sales procedures targeted to both retail and institutional investors. On July 18, 2012, Eni finalized the sale of a further 5% interest in Snam (178,559,406 ordinary shares) through an accelerated book-building procedure reserved to Italian and foreign institutional investors.

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

The pricing mechanism established by the AEEG indexes the cost of gas to a predetermined basket of hydrocarbons for the purpose of setting tariffs to customers. Also a floor has been established in the form of a fixed amount that applies only at certain low level of international prices of hydrocarbons. Law Decree No. 1 enacted by the Italian Government on January 24, 2012 (the so-called Liberalization Decree), converted to Law No. 20 on March 24, 2012, has put the AEEG in charge with the task of gradually introducing reference to the price of certain benchmarks quoted at continental hubs in the indexation mechanism of the cost of gas in the pricing of sales to the above mentioned customers from the second quarter of 2012. The AEEG has updated the indexation mechanism by increasing the weight of spot prices in the indexation of the supply costs of gas whereby spot prices have represented a share of 3% and 4% of the cost of gas in the second and third quarter of 2012, respectively, and 5% in the period October 2012-March 2013, with the remaining part indexed to the supply cost provided by a panel of oil-linked long-term contracts. Furthermore, the AEEG is planning to progressively align the cost component relating to the raw material to spot prices, granting to operators with long-term contracts a component of price related to the security of supply. Similarly other regulatory authorities in European countries where Eni is present are planning to issue a regulation aimed at introducing a hub component in the pricing formulas related to retail clients as well as measures to boost liquidity and competitiveness in the gas market.

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

Marketing. Following the enactment of the above mentioned Law Decree No. 1 on January 24, 2012, certain measures are expected to be introduced in order to increase levels of competition in the retail marketing of fuels. The rules regulating relations between oil companies and managers of service stations have been changed introducing the difference between principal and non-principal of a service station. Starting from June 30, 2012 principals will be allowed to supply freely up to 50% of their requirements. In such case the distributing company will have the option to renegotiate terms and conditions of supplies and brand name use. As for non-principals, the law allows the parties to renegotiate terms and conditions at the expiration of existing contracts and new contractual forms can be introduced in addition to the only one allowed so far, i.e. exclusive supply. The law also provides for an expansion of non-oil sales. Eni expects developments on this issue to further increase pressure on selling margins in the retail marketing of fuels and to reduce opportunities of increasing Eni’s market share in Italy.

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

The Legislative Decree No. 249/2012, entered into force on February 10, 2013 to implement the Directive No. 2009/119/EC (imposing an obligation on Member States to maintain minimum stocks of crude oil and/or petroleum products), sets forth in particular: (a) that a high level of oil security of supply through a reliable mechanism to assure the physical access to oil emergency and specific stocks shall be kept; and (b) the institution of a Central Stockholding Entity under the control of the Ministry for Economic Development that should be in charge of: (i) the purchase, holding, sell and transportation of specific stocks of products; (ii) the stocktaking; (iii) the statistics on emergency, specific and commercial stocks; and, eventually (iv) the storage and transportation service of emergency and commercial stocks in favor of sellers of petroleum products not vertically integrated in the oil chain.

As of December 31, 2012, Eni owned 6.2 mmtonnes of oil products inventories, of which 4.2 mmtonnes as "compulsory stocks", 1.6 mmtonnes related to operating inventories in refineries and depots (including 0.2 mmtonnes of oil products contained in facilities and pipelines) and 0.4 mmtonnes related to specialty products.

Eni’s compulsory stocks (as of December 31, 2012) were held in term of crude oil (31.5%), light and medium distillates (47%), fuel oil (17%) and other products (4.5%) and they were located throughout the Italian territory both in refineries (79%) and in storage sites (21%).

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

Property, plant and equipment

Eni has freehold and leasehold interests in real estate in numerous countries throughout the world. Management believes that certain individual petroleum properties are of major significance to Eni as a whole. Management regards an individual petroleum property as material to the Group in case it contains 10% or more of the Company’ worldwide proved oil and gas reserves and management is committed to invest material amounts of expenditures in developing it in the future. See "Exploration & Production" above for a description of Eni’s both material and other properties and reserves and sources of crude oil and natural gas.

Organizational structure

Eni SpA is the parent company of the Eni Group. As of December 31, 2012, there were 252 fully consolidated subsidiaries and 62 associates that were accounted for under the equity or cost method. For a list of subsidiaries of the Company, see "Exhibit 8. List of Eni’s fully consolidated subsidiaries for year 2012".

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

In the Group’s 2012 financial statements the Italian regulated businesses managed by Snam SpA and its subsidiaries (Snam) have been reported as discontinued operations because they represented a major line of business and Eni was mandated to divest the control over and any residual interest in the investee to comply with provisions of the Italian Law on Liberalizations No. 27/2012 requiring the ownership unbundling of Eni from Snam. On October 15, 2012 Eni divested a 30% interest less one share in Snam to an Italian entity "Cassa Depositi e Prestiti" and relinquished control over the entity as part of the transaction. The residual interest of Eni in Snam was equal to 20.2% of the share capital of the investee as of the balance sheet date. Eni is forbidden from exercising the underlying voting rights by applicable laws and therefore cannot influence the financial and operating policy decisions of the investee. The Company also has the intention to dispose of the residual 20.2% interest and as a result this was accounted for as a financial instrument at December 31, 2012, as described in "Item 18 – note 17 – Financial instrument – Investments – Other investments – of the Notes to the Consolidated Financial Statements".

This section contains forward-looking statements which are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see the cautionary statement concerning forward-looking statements on page ii.

Executive summary

Eni reported net profit from continuing operations of euro 4,198 million for the year ended December 31, 2012, representing a decrease of 39.2% from 2011. That amount represented net profit from continuing operations attributable to Eni’s shareholders.

The Group’s operating profit from continuing operations for the year ended December 31, 2012 amounted to euro 15,026 million, down 10.6% from 2011 mainly due to sharply higher operating losses reported by the Gas & Power, Refining & Marketing and Chemical segments. Those losses were driven by the economic downturn in Europe and continuing margin decline due to rising costs of oil-based raw materials, oversupplies and ongoing tough competition. Additionally, the reduced profitability outlook in those businesses led management to recognize material amounts of asset impairments in the region of euro 4 billion to align the book values of goodwill and other intangible commercial assets in the gas business and refineries to their lower values-in-use. Also, operating profit was impacted by the recognition of a lower inventory holding gain amounting to euro 17 million (euro 1,113 million in 2011). Further information on inventory holding gains and losses is provided on page 117.

These negative factors were partly offset by higher operating profit reported by the Exploration & Production segment, up by 16.1% due to an ongoing recovery in Libyan activities and the appreciation of the dollar over the euro.

Eni’s net profit from continuing operations for 2012 benefited from gains in the range of euro 2 billion which were recorded with respect to its Galp shareholding reflecting the divestment of part of Eni’s interest in the investee, the revaluation at fair market value of the residual stake and other transactions. In 2011, Eni recorded significant gains on the divestment of certain international gas pipelines (euro 1,044 million).

Finally, income taxes increased by euro 1,756 million driven by higher taxes currently payable recorded by the Exploration & Production segment reflecting increased taxable profit and a write down of deferred tax assets (euro 1,030 million) incurred at Italian subsidiaries. This impairment was recognized to reflect a lower likelihood that deferred tax assets of Italian subsidiaries can be recovered in future periods due to an expected reduction in taxable income generated in Italy, and as Eni has lost the availability of Snam taxable profit against which Italian tax assets can be utilized following the deconsolidation of Snam.

Management also evaluated the Company’s performance of continuing operations in 2012 by excluding certain losses, mainly asset impairments, risk and other provisions and the above mentioned write down of deferred tax assets, capital and revaluation gains on the interest in Galp and other capital gains on the divestment of minor assets from net profit. Under this assumption, net profit would have been slightly better than the previous year.

Net cash provided by operating activities from continuing operations amounted to euro 12,356 million for the year ended December 31, 2012 and proceeds from divestments amounted to euro 6,014 million. Those cash inflows funded cash outflows relating to capital expenditure totaling euro 12,761 million and investments (euro 569 million) relating to the acquisition of Nuon in Belgium and joint venture projects, as well as dividend payments amounting to euro 4,379 million (of which euro 1,956 million relating to the 2012 interim dividend, euro 1,884 million to the balance of the dividend for fiscal year 2011 to Eni’s shareholders and the remaining part related to other dividend payments mainly relating Saipem and Snam).

Disposals of assets primarily related to the divestment of a 30% interest less one share in Snam to Cassa Depositi e Prestiti (euro 3,517 million), two tranches of the interest in Galp for an overall amount of euro 963 million (a 5% interest sold to Amorim BV and a 4% sold through an accelerated book-building procedure), a 10% interest in the Karachaganak field (euro 500 million) and other non-strategic assets in the Exploration & Production segment (euro 695 million). The proceeds on the sale of a 5% interest in Snam to institutional investors (euro 612 million) before loss of control over the investee, were recognized as an equity transaction, without impact on the profit and loss.

As of December 31, 2012 net borrowings amounted to euro 15,511 million, a decrease of euro 12,521 million from December 31, 2011, reflecting the divestment of a 30% interest in Snam to Cassa Depositi e Prestiti (euro 3,517 million) and, following the loss of control in this entity, the deconsolidation of Snam net borrowings of euro 12,448 million.

In 2012, oil and natural gas production available for sale averaged 1,631 kBOE/d. Production for the year expressed in barrel-of-oil equivalent was computed assuming a natural gas conversion factor which was updated to 5,492 cubic feet of gas equals 1 barrel of oil. See disclosure in the footnote to the "Conversion Table" on page vi. On a comparable basis, i.e. when excluding the effect of updating the gas conversion factor, production showed an increase of 7% for the full year. Production growth was driven by an ongoing recovery in Libyan production and continuing production start-up and ramp-up particularly in Russia, Australia and Iraq. Those additions were partly offset by unplanned downtime at the Elgin/Franklin field (Eni’s interest 21.87%) in the UK due to a gas leak, losses in Nigeria due to force majeure and mature field declines.

Worldwide gas sales in 2012 amounted to 95.32 BCM, a decrease of 1.44 BCM from 2011 or 1.5%, reflecting an ongoing demand downturn. Natural gas sales in Italy were substantially unchanged from 2011, while lower volumes were recorded in a number of European markets (down by 1.96 BCM, or 3.7%) such as Benelux and the Iberian Peninsula due to the exclusion of Galp sales after loss of significant influence on the investee (for more detailed information see "Item 4 – Portfolio developments"). Sales increased in France, Germany/Austria, and in the LNG business in Extra-European Markets.

In 2012, capital expenditures of continuing operations amounted to euro 12,761 million (euro 11,909 million in 2011) and mainly related to:
•	oil and gas development activities (euro 8,304 million) deployed mainly in Norway, the United States, Congo, Italy, Kazakhstan, Angola and Algeria;
•	exploration projects (euro 1,850 million) of which 98% was spent outside Italy, primarily in Mozambique, Liberia, Ghana, Indonesia, Nigeria, Angola and Australia;
•	upgrading the fleet used in the Engineering & Construction segment (euro 1,011 million); and
•	refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries (euro 622 million), in particular at the Sannazzaro refinery, as well as upgrading and rebranding of the refined product retail network (euro 220 million).

During the 2013-2016 four-year period, Eni expects to invest approximately euro 56.8 billion in capital expenditures and exploration projects to implement its growth strategy, based on the assumptions discussed below under "Management’s expectation of operations".

Trading environment

2010	2011	2012

Average price of Brent dated crude oil in U.S. dollars (1)	79.47	111.27	111.58
Average price of Brent dated crude oil in euro (2)	59.89	79.94	86.83
Average EUR/USD exchange rate (3)	1.327	1.392	1.285
Average European refining margin in U.S. dollars (4)	2.66	2.06	4.83
Euribor - three month euro rate % (3)	0.8	1.4	0.6

(1)	i	Price per barrel. Source: Platt’s Oilgram.
(2)	i	Price per barrel. Source: Eni’s calculations based on Platt’s Oilgram data for Brent prices and the EUR/USD exchange rate reported by the European Central Bank (ECB).
(3)	i	Source: ECB.
(4)	i	Price per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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

In 2012, Eni’s results were achieved in a trading environment characterized by a marker Brent price of $111.58 per barrel, almost in line with 2011. The gas market was influenced by weak demand as a consequence of the European economic slowdown. At the same time, the marketplace was well supplied, with very liquid continental hubs for spot transactions. Price competition among operators has been stiff taking into account minimum off-take obligations provided by gas purchase take-or-pay contracts and reduced sales opportunities. Spot prices in Europe increased by 5% from 2011, although this was not reflected in gas margins because of higher oil-linked supply costs and increasing competitive pressure. Refining margins showed a recovery from the depressed levels in 2011 (the benchmark margin on Brent crude averaged $4.83 per barrel, up $2.77 per barrel). However the margins remained unprofitable due to the volatility of the trading environment and weak fuel demand on the back of the economic downturn, excess capacity, competitive pressures and high costs of oil feedstock and oil-linked energy utilities. Furthermore, Eni’s complex refineries were impacted by narrowing price differentials between light and heavy crudes. Results were helped by the appreciation of the U.S. dollar over the euro (up 7.7%).

Key consolidated financial data

2010	2011	2012

(euro million)
Net sales from operations from continuing operations		96,617	107,690	127,220
Operating profit from continuing operations		15,482	16,803	15,026
Net profit attributable to Eni from continuing operations		6,252	6,902	4,198
Net profit attributable to Eni from discontinued operations		66	(42)	3,590
Net profit attributable to Eni		6,318	6,860	7,788
Net cash provided by operating activities - continuing operations		14,140	13,763	12,356
Capital expenditures - continuing operations		12,450	11,909	12,761
Acquisitions of investments and businesses		410	360	569
Shareholders’ equity including non-controlling interest at year end		55,728	60,393	62,713
Net borrowings at year end		26,119	28,032	15,511
Net profit attributable to Eni basic and diluted from continuing operations	(euro per share)	1.72	1.90	1.16
Net profit attributable to Eni basic and diluted from discontinued operations		0.02	(0.01)	0.99
Net profit attributable to Eni basic and diluted		1.74	1.89	2.15
Dividend per share	(euro per share)	1.00	1.04	1.08
Ratio of net borrowings to total shareholders’ equity including non-controlling interest (leverage) (1)		0.47	0.46	0.25

(1)	For a discussion of the usefulness of and a reconciliation of these non-GAAP financial measures with the most directly comparable GAAP financial measures see - "Liquidity and capital resources - Financial conditions" below.

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

Impairment of assets

Assets, including goodwill, are impaired when there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such impairment indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance, a reduced utilization of the plants and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities or significant increase of the estimated development costs. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain and complex matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products. Similar remarks are valid for the physical recoverability of assets recognized in the balance sheet (deferred costs – see also item "Current assets") related to natural gas volumes not collected under long-term purchase contracts with take-or-pay clauses as well as in order to test the recoverability of deferred tax assets. The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal cost or the value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment analyses are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved. For oil and natural gas properties, the expected future cash flows are estimated principally based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. Oil, natural gas and petroleum product prices (and prices from products which are derived there from) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. The estimate of the future amount of production is based on assumptions related to the commodity future prices, lifting and development costs, field decline rates, market demand and other factors. The discount rate reflects the current market valuation of the time value of money and of the specific risks of the asset not reflected in the estimate of the future cash flows. Goodwill and other intangible assets with an indefinite useful life are not subject to amortization. The Company tests for impairment such assets at the cash generating unit level on an annual basis and whenever there is an indication that they may be impaired. In particular, goodwill impairment is based on the lowest level (cash generating unit) to which goodwill can be allocated on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the Company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired pro-rata on the basis of their carrying amount for the residual difference.

Asset retirement obligations

Obligations to remove tangible equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded presently in the Consolidated Financial Statements. Estimating future asset retirement obligations is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the countries where Eni operates, as do political, environmental, safety and public expectations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligation in the period when it is incurred (typically, at the time the asset is installed at the production location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are updated with the passage of time (i.e. interest accretion) and any change in the estimates following the modification of future cash flows and discount rate adopted. The recognized asset retirement obligations are based on future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

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

Environmental liabilities

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislations that implement international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated. Management, considering the actions already taken, insurance policies obtained to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations. However, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of an unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by applicable laws; (iii) the possible effects of future environmental legislations and rules; (iv) the effects of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, against other potentially responsible parties with respect to such litigations and the possible insurance recoveries.

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

2010-2012 Group results of operations

Overview of the profit and loss account for three years ended December 31, 2010, 2011 and 2012

The table below sets forth a summary of Eni’s profit and loss account for the periods indicated. All line items included in the table below are derived from the Consolidated Financial Statements prepared in accordance with IFRS. Eni’s financial statements include Snam Group in the manner discussed above. Previous periods have been restated accordingly.

Year ended December 31,

2010	2011	2012

(euro million)
Net sales from operations	96,617	107,690	127,220
Other income and revenues (1)	967	926	1,546

Total revenues	97,584	108,616	128,766
Operating expenses	(73,202)	(83,199)	(100,021)
Other operating (expense) income	131	171	(158)
Depreciation, depletion, amortization and impairments	(9,031)	(8,785)	(13,561)

OPERATING PROFIT	15,482	16,803	15,026
Finance income (expense)	(749)	(1,146)	(1,307)
Income (expense) from investments	1,112	2,123	2,881

PROFIT BEFORE INCOME TAXES	15,845	17,780	16,600
Income taxes	(8,581)	(9,903)	(11,659)

Net profit - continuing operations	7,264	7,877	4,941
Net profit - discontinued operations	119	(74)	3,732

Net profit	7,383	7,803	8,673
Attributable to:
Eni’s shareholders:	6,318	6,860	7,788
- continuing operations	6,252	6,902	4,198
- discontinued operations	66	(42)	3,590
Non-controlling interest:	1,065	943	885
- continuing operations	1,012	975	743
- discontinued operations	53	(32)	142

(1)	Includes, among other things, contract penalties, income from contract cancellations, gains on disposal of mineral rights and other fixed assets, compensation for damages and indemnities and other income.

The table below sets forth certain income statement items as a percentage of net sales from operations for the periods indicated.

Year ended December 31,

2010	2011	2012

(%)
Operating expenses	75.8	77.3	78.6
Depreciation, depletion, amortization and impairments	9.3	8.2	10.7
OPERATING PROFIT	16.0	15.6	11.8

2012 compared to 2011. Net profit attributable to Eni’s shareholders from continuing operations in 2012 was euro 4,198 million, a decrease of euro 2,704 million from 2011, or 39.2%. This decrease was driven by:
(i)	a lower operating performance (down by euro 1,777 million, or 10.6% from 2011) which was mainly reported by the Gas & Power, Refining & Marketing and Chemical segments due to a downturn in demand, competitive pressure and unprofitable unit margins. Results also reflected higher impairments of property, plant and equipment and intangible assets, mostly in the gas marketing and refining businesses due to a reduced profitability outlook on the back of the ongoing European downturn. The negative factors were partly offset by better results reported by the Exploration & Production segment (up by 16.1%);
(ii)	the lower operating performance was also affected by the recognition of lower inventory holding gains in particular in the Refining & Marketing and, to a minor extent, Gas & Power segments (down euro 1,096 million from a year ago). Further information on inventory holding gains and losses is provided on page 117; and
(iii)	higher income taxes (up euro 1,756 million compared to 2011 full year) currently payable by subsidiaries in the Exploration & Production segment operating outside Italy due to higher taxable profit. The Company also recognized a write down of euro 1,030 million to reflect a lower likelihood that certain deferred tax assets of Italian subsidiaries can be recovered in future periods due to an expected reduction in taxable income generated in Italy, and as Eni has lost the availability of Snam taxable profit against which Italian tax assets can be utilized following the deconsolidation of Snam.

These decreases were partly offset by higher profits reported from equity-accounted and cost-accounted entities and financial assets, mainly reflecting the recording of gains on disposal and revaluation of interests relating to the divestment of part of Eni’s interest in Galp (an overall gain of approximately euro 2 billion). These gains were partly offset by the fact that in 2011 Eni benefited from gains recorded on the divestment of Eni’s interests in international gas pipelines (euro 1,044 million).

2011 compared to 2010. Net profit attributable to Eni’s shareholders from continuing operations in 2011 was euro 6,902 million, an increase of euro 650 million from 2010, or 10.4%. This increase was driven by:
(i)	an improved operating performance (up by 8.5% from 2010) which was mainly related to the results reported by the Exploration & Production segment (up by 14.6%), reflecting a favorable trading environment and by the Engineering & Construction segment due to strong business trends. These positive factors were partly offset by sharply lower results reported by the Gas & Power, the Chemical and the Refining & Marketing segments due to a downturn in demand and unprofitable unit margins;
(ii)	recognition of higher inventory holding gains in particular in the Refining & Marketing segment; and
(iii)	higher profits reported from equity-accounted and cost-accounted entities, mainly reflecting the gains recorded on the divestment of international pipelines (euro 1,044 million).

These increases were partly offset by higher income taxes (up euro 1,322 million compared to 2010 full year) currently payable by subsidiaries in the Exploration & Production segment operating outside Italy due to higher taxable profit. The Company also recognized an adjustment to deferred taxation (euro 573 million) due to a changed tax rate applicable to a production sharing agreement in the Exploration and Production segment.

The table below sets forth, for the periods indicated, details of certain gains and charges included in net profit attributable to Eni’s shareholders from continuing operations.

Year ended December 31,

Eni Group	2010	2011	2012

(euro million)
Profit (loss) on stock	881	1,113	17
Provisions for Antitrust and other Authorities proceedings	246	(69)
Environmental provisions	(1,360)	(176)	(63)
Impairment losses	(692)	(1,031)	(4,029)
Net gains on disposal of assets	252	57	548
Risk provisions	(95)	(88)	(945)
Provision for redundancy incentives	(400)	(203)	(64)
Fair value gains/losses on commodity derivatives	2	(15)	1
Other	19	(100)	(271)

Net (charges) gains in operating profit	(1,147)	(512)	(4,806)

Capital gains and revaluation gains on Galp			2,011
Other capital gains/write downs on investments	324	879	(73)
Write down of deferred tax assets/recognition of deferred tax liabilities		(552)	(803)
Tax effects on the above listed items	340	151	864
Other	(35)	(2)	(123)

Net (charges) gains in net profit	(518)	(36)	(2,930)

Discontinued operations

In accordance with IFRS 5, results of the Italian regulated businesses managed by Snam have been reported as discontinued operations throughout the whole of 2012 until loss of control on the entity which occurred in October 2012 as part of a transaction to divest a 30% interest less one share in Snam to an Italian entity, Cassa Depositi e Prestiti. The divestment took place in accordance with Article 15 of Law Decree No. 1 of January 24, 2012, enacted into Law No. 27 of March 24, 2012 which mandated the ownership unbundling of Snam. Prior year data have been modified accordingly.

In accordance with the guidelines of IFRS 5, assets and liabilities, results of operations and cash flow of the discontinued operations are reported separately from the Group’s continuing operations, including gains on the disposal and the revaluation of the residual interest. IFRS also requires that the profits earned by the discontinued operations, in this case the Snam operations, on sales to the continuing operations be eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing or discontinued operations, as if they were standalone entities. To allow a like-for-like comparison, results of the previous reporting periods have been modified accordingly.

The table below sets forth net profit from discontinued operations for the periods indicated.

Year ended December 31,

2010	2011	2012

(euro million)
Net profit - discontinued operations	119	(74)	3,732
attributable to:
- Eni	66	(42)	3,590
- non-controlling interest	53	(32)	142

In 2012, discontinued operations earned net profit of euro 3,732 million which mainly comprised the capital gain on the divestment of a 30% interest less one share in Snam to Cassa Depositi e Prestiti for euro 2,019 million and a revaluation gain of euro 1,451 million on the residual interest; both gains were subject to a limited tax under current Italian tax rules.

Profit earned by discontinued operations in previous reporting periods reflected the fact that Snam and its subsidiaries derived a large part of their revenues from intercompany transactions which profit margins were eliminated upon consolidation. As a result, the underlying profit or loss earned by the discontinued operations represented only profit or loss earned by the Group on transactions with third parties.

Analysis of the line items of the profit and loss account of continuing operations

a) Total revenues

Eni’s revenues from continuing operations were euro 128,766 million, euro 108,616 million and euro 97,584 million for the year ended December 31, 2012, 2011 and 2010, respectively. Total revenues consist of net sales from operations and other income and revenues. Eni’s net sales from operations from continuing operations amounted to euro 127,220 million, euro 107,690 million and euro 96,617 million for the year ended December 31, 2012, 2011 and 2010, respectively, and its other income and revenues totaled euro 1,546 million, euro 926 million and euro 967 million, respectively, in these periods.

Net sales from operations from continuing operations

The table below sets forth, for the periods indicated, the net sales from operations from continuing operations generated by each of Eni’s business segments including intra-group sales, together with consolidated net sales from operations.

Year ended December 31,

2010	2011	2012

(euro million)
Exploration & Production	29,497	29,121	35,881
Gas & Power (1)	27,806	33,093	36,200
Refining & Marketing	43,190	51,219	62,656
Chemicals	6,141	6,491	6,418
Engineering & Construction	10,581	11,834	12,771
Other activities	105	85	119
Corporate and financial companies	1,386	1,365	1,369
Impact of unrealized intragroup profit elimination (2)	100	(54)	(75)
Consolidation adjustment (3)	(22,189)	(25,464)	(28,119)

NET SALES FROM OPERATIONS	96,617	107,690	127,220

(1)	Following the deconsolidation of Snam in 2012, the Gas & Power segment only includes the results of the Marketing and the International transport activities for all periods presented.
(2)	This item mainly concerned intra-group sales of goods, services and capital assets recorded at period end in the assets of the purchasing business segment.
(3)	Intragroup sales are included in net sales from operations in order to give a more meaningful indication as to the volume of the activities to which sales from operations by segment may be related. The most substantial intragroup sales are recorded by the Exploration & Production segment. See "Item 18 – note 35 of the Notes to the Consolidated Financial Statements" for a breakdown of intragroup sales by segment for the reported years.

2012 compared to 2011. Eni’s net sales from operations (revenues) from continuing operations for 2012 (euro 127,220 million) increased by euro 19,530 million from 2011 (or up 18.1%) primarily reflecting higher realizations on oil, products and natural gas in dollar terms and the positive impact of the appreciation of the U.S. dollar against the euro.

Revenues generated by the Exploration & Production segment (euro 35,881 million) increased by euro 6,760 million (or up 23.2%) due to higher volumes of production sold following a production recovery in Libya, higher realizations in dollar terms (oil up 0.5%; natural gas up 9.9%) as well as currency translation effects.

Revenues generated by the Gas & Power segment (euro 36,200 million) increased by euro 3,107 million (or up 9.4%) due to trends in energy parameters which are reflected in gas prices to the retail segment mainly in Italy where retail prices are linked to the price of oil and certain refined products with certain time lags. Also a slight recovery in spot prices recorded at European continental hubs benefited revenues in this segment.

Revenues generated by the Refining & Marketing segment (euro 62,656 million) increased by euro 11,437 million (or up 22.3%) mainly reflecting higher average selling prices of refined products and the positive impact of the appreciation of the U.S. dollar against the euro, as well as higher sales volumes (up 3.31 mmtonnes, or 7.4%).

Revenues generated by the Chemical segment (euro 6,418 million) decreased by euro 73 million (or down 1.1%) from 2011 mainly due to a decline in volumes sold (down 2.1%) reflecting continuing weakness in commodity demand, which was partly offset by slightly better average sale prices.

Revenues generated by the Engineering & Construction segment (euro 12,771 million) increased by euro 937 million, or 7.9%, as a result of increased activities in the Engineering & Construction business, mainly in the Middle and Far East.

2011 compared to 2010. Eni’s net sales from operations (revenues) from continuing operations for 2011 (euro 107,690 million) increased by euro 11,073 million from 2010 (or up 11.5%) primarily reflecting higher realizations on oil, products and natural gas in dollar terms.

Revenues generated by the Exploration & Production segment (euro 29,121 million) were down by euro 376 million (down by 1.3%) due to a disruption in production flows from Eni’s activities in Libya. This negative was partly offset by higher realizations in dollar terms (oil up 40.3%; natural gas up 7.7%). The settlement of certain commodity derivatives relating to the sale of 9 mmBBL in 2011 lowered Eni’s average liquid realizations by 1.50 $/BBL to 102.11 $/BBL.

Revenues generated by the Gas & Power segment (euro 33,093 million) increased by euro 5,287 million (or up 19%) mainly due to higher spot and oil-linked gas prices which are reflected in Eni’s revenues and increased volumes sold in Italy (up 0.39 BCM, or 1.1%) and in key European markets (up 3.66 BCM, or 7.9%).

Revenues generated by the Refining & Marketing segment (euro 51,219 million) increased by euro 8,029 million (or up 18.6%) mainly reflecting higher average selling prices of refined products partly offset by lower sales volumes (down by 1.78 mmtonnes, or 3.8%).

Revenues generated by the Chemical segment (euro 6,491 million) increased by euro 350 million (up 5.7%) due to an average 20% increase in prices of petrochemical commodities which were partly offset by a decline in volumes sold (down 15%, in particular polyethylene) due to weak demand.

Revenues generated by the Engineering & Construction business (euro 11,834 million) increased by euro 1,253 million, or 11.8%, from 2010, as a result of increased activities in the Onshore and Offshore Engineering & Construction businesses.

b) Operating expenses

The table below sets forth the components of Eni’s operating expenses for the periods indicated.

Year ended December 31,

2010	2011	2012

(euro million)
Purchases, services and other	68,774	78,795	95,363
Payroll and related costs	4,428	4,404	4,658

Operating expenses	73,202	83,199	100,021

2012 compared to 2011. Operating expenses from continuing operations for the year (euro 100,021 million) increased by euro 16,822 million from 2011, up 20.2%, primarily reflecting higher supply costs of purchased gas, and refinery and petrochemical feedstock reflecting trends in the oil environment and the appreciation of the dollar against the euro.

Purchases, services and other costs included risk provisions amounting to euro 945 million incurred in connection with price revisions at long-term gas purchase contracts relating to gas volumes purchased in previous reporting periods, including the provision relating to the settlement of an arbitration proceeding with GasTerra (for detailed information see "Item 4 – Gas & Power"), as well as environmental and other risk provisions. The unfavorable ruling in the arbitration proceeding with GasTerra also impacted the cost of gas volumes purchased in the year, as well as the cost that the Company expects to incur in future reporting periods unless Eni is successful in renegotiating pricing terms.

Payroll and related costs (euro 4,658 million) increased by euro 254 million, or 5.8%, from 2011 due to a higher average number of employees outside Italy (following higher activity levels in the Engineering & Construction and Exploration & Production segments) and higher unit labor cost outside Italy and the appreciation of the dollar against the euro. These increases were partly offset by a reduction in the average number of employees in Italy and a lower provision for redundancy incentives.

2011 compared to 2010. Operating expenses from continuing operations for the year (euro 83,199 million) increased by euro 9,997 million from 2010, up 13.7%, reflecting primarily higher supply costs of purchased gas, and refinery and petrochemical feedstock reflecting trends in the oil environment.

Purchases, services and other costs included environmental and other risk provisions amounting to euro 344 million. Particularly, the Group took a provision of euro 69 million relating to an antitrust proceeding in the area of elastomers based on an adverse ruling of the European Court of Justice which is disclosed in more detail in "Item 18 – note 34 - Guarantees, commitments and risks - Legal Proceedings – of the Notes to the Consolidated Financial Statements".

Payroll and related costs (euro 4,404 million) were substantially in line with the previous year (down by 0.5%). Higher per-employee labor costs in Italy and outside Italy (mitigated by the positive impact of exchange rates), and an increased average number of employees outside Italy (following higher activity levels in the Engineering

& Construction segment), were partly offset by a reduction in the average number of employees in Italy and a lower provision for redundancy incentives.

c) Depreciation, depletion, amortization and impairments

The table below sets forth a breakdown of depreciation, amortization and impairments by business segment for the periods indicated.

Year ended December 31,

2010	2011	2012

(euro million)
Exploration & Production (1)	6,928	6,251	7,988
Gas & Power (2)	425	413	405
Refining & Marketing	333	351	331
Chemicals	83	90	90
Engineering & Construction	513	596	683
Other activities	2	2	1
Corporate and financial companies	79	75	65
Impact of unrealized intragroup profit elimination (3)	(20)	(23)	(25)

Total depreciation, depletion and amortization	8,343	7,755	9,538
Impairments	688	1,030	4,023

	9,031	8,785	13,561

(1)	Exploration expenditures of euro 1,835 million, euro 1,165 million and euro 1,199 million are included in these amounts relating to the years 2012, 2011 and 2010, respectively.
(2)	Following the deconsolidation of Snam in 2012, the Gas & Power segment only includes the results of the Marketing and the International transport activities for all periods presented.
(3)	This item concerned mainly intragroup sales of capital goods which were recorded at period end in the assets of the purchasing business segment.

2012 compared to 2011. In 2012, depreciation, depletion and amortization charges (euro 9,538 million) increased by euro 1,783 million from 2011, or 23%, mainly in the Exploration & Production segment (up euro 1,737 million) reflecting higher output levels in Libya, following an ongoing recovery in activities, rising capitalized expenses incurred in connection with ongoing exploration activities, the start-up of new fields and the appreciation of the U.S. dollar against the euro (up 7.7%). The increase recorded in the Engineering & Construction business (up euro 87 million, or 14.6%) was due to new vessels and rigs which were brought into operations.

In 2012, impairments charges of euro 4,023 million mainly related to goodwill and other intangible assets in the gas Marketing activity (euro 2,494 million) and impairment losses of refining plants (euro 843 million). In performing the impairment review, management assumed a reduced profitability outlook in those businesses driven by a deteriorating European macroeconomic environment, volatility in commodity prices and margins, and rising competitive pressures. Other impairment losses were incurred at a number of proved and unproved properties in the Exploration & Production segment (euro 547 million) reflecting downward reserves revisions, price changes and revised profitability outlook mainly at certain oil and gas assets in the United States, a gas asset in India and an oil asset in Turkmenistan as well as marginal lines of business in the Chemical segment (euro 112 million) due to lack of profitability prospects.

2011 compared to 2010. In 2011, depreciation, depletion and amortization charges (euro 7,755 million) decreased by euro 588 million from 2010, or 7%, mainly in the Exploration & Production segment (down euro 677 million) reflecting a lowered output in Libya and negative currency translation differences due to the appreciation of the euro over the dollar (up 4.9%). The Engineering & Construction business recorded higher charges (up euro 83 million) as new vessels and rigs were brought into operations.

In 2011, impairments charges of euro 1,030 million mainly regarded impairment losses of refining plants (euro 488 million) based on management’s medium term forecast that points to continuing weak fundamentals and unprofitable margins resulting in the projection of lower future cash flows of those assets. Impairment charges of oil and gas properties in the Exploration & Production segment (euro 189 million) were triggered by a changed pricing environment and downward reserve revisions. An impairment charge amounting to euro 149 million was recognized on the goodwill allocated to the European Market cash generating unit in the Gas & Power Marketing business segment. In performing the impairment review of the business, management revised downwardly the profitability expectations driven by continuing margin pressure and declining sales opportunities against the backdrop of weak fundamentals. Minor impairment losses related to marginal lines of business in the Chemical segment.

d) Operating profit by segment

The table below sets forth Eni’s operating profit from continuing operations by business segment for the periods indicated.

Year ended December 31,

2010	2011	2012

(euro million)
Exploration & Production	13,866	15,887	18,451
Gas & Power (1)	896	(326)	(3,221)
Refining & Marketing	149	(273)	(1,303)
Chemicals	(86)	(424)	(683)
Engineering & Construction	1,302	1,422	1,433
Other activities	(1,384)	(427)	(302)
Corporate and financial companies	(361)	(319)	(345)
Impact of unrealized intragroup profit elimination	1,100	1,263	996

Operating profit	15,482	16,803	15,026

(1)	Following the deconsolidation of Snam in 2012, the Gas & Power segment only include the results of the Marketing and the International transport activities for all periods presented.

The table below sets forth operating profit from continuing operations for each of Eni’s business segments as a percentage of each segment’s net sales from operations from continuing operations (including intragroup sales) for the periods presented.

Year ended December 31,

2010	2011	2012

(%)
Exploration & Production	47.0	54.6	51.4
Gas & Power	3.2	(1.0)	(8.9)
Refining & Marketing	0.3	(0.5)	(2.1)
Chemicals	(1.4)	(6.5)	(10.6)
Engineering & Construction	12.3	12.0	11.2
Other activities
Corporate and financial companies	(26.0)	(23.4)	(25.2)

Group	16.0	15.6	11.8

Exploration & Production. Operating profit in 2012 amounted to euro 18,451 million, up euro 2,564 million from 2011, or 16.1%, due to an ongoing recovery in Libyan activities which came almost to a halt in 2011. In fact the 2011 production performance was negatively impacted by disruptions in the Company’s output from Libya fields due to the internal conflict that occurred in 2011 and the consequent declaration of force majeure on the execution of the petroleum contracts in Country throughout the duration of the internal crisis.

The 2012 result of the Exploration & Production segment also benefited from the appreciation of the dollar over the euro for an estimated amount of approximately euro 1,100 million. These positives were partly offset by higher exploration costs incurred due to increased activities as well as higher operating costs and depreciation charges in connection with new field start-ups/ramp-ups.

In 2012, the Company’s liquids and gas realizations increased on average by 1.6% in dollar terms, driven by oil prices for market benchmarks (Brent crude price increased by 0.3%). Eni’s average oil realizations increased on average by 0.5%. Eni’s average gas realizations increased by 9.9%, due to time lags in oil-linked pricing formulas which were recorded in certain geographic areas, whereas gas spot prices declined in other areas, mainly in the U.S. market.

Operating profit in 2011 amounted to euro 15,887 million, up euro 2,021 million from 2010, or 14.6%. The increase in operating profit was driven by higher liquids and gas realizations in dollar terms (up by 40.3% and 7.7%, respectively). The negative drivers were: (i) a disruption in the Company’s output from Libya due to the conflict that occurred in that Country in 2011 (an estimated loss of production of 200 kBOE/d); and (ii) the appreciation of the euro against the U.S. dollar for an estimated amount of euro 490 million. The impact on operating profit of higher oil and gas dollar realizations outweighed the negative drivers; however revenues for the year were mainly impacted by those negative factors and the Company reported a decline compared to the prior year (down by 1.3%).

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

The operating profit of Exploration & Production segment included the following gains and charges:

Exploration & Production	Year ended December 31,

2010	2011	2012

(euro million)
Environmental provisions	(30)
Impairment losses	(127)	(190)	(550)
Risk provisions			(7)
Net gains on disposal of assets	241	63	542
Provision for redundancy incentives	(97)	(44)	(6)
Fair value gains/losses on commodity derivatives		(1)	(1)
Other	(5)	(18)	(54)

	(18)	(190)	(76)

In reviewing the performance of the Company’s business segments, management generally excludes the gains and losses listed above in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods.

Gas & Power. Following the divestment and deconsolidation of Snam, from 2012 the Gas & Power segment includes results of operations of the gas marketing business and the international transport business. Prior year results have been presented on a comparable basis, i.e. excluding the performance of the regulated gas business in Italy managed by Snam and its subsidiaries.

In 2012, the Gas & Power segment reported an operating loss of euro 3,221 million, materially down from 2011 when this segment reported an operating loss of euro 326 million. Those sharply higher losses were mainly incurred by the Marketing business, while the International Transport business remained profitable albeit reporting a lower profits compared to 2011 due to the divestment of Eni’s interests in the entities engaged in the transport of gas from Northern Europe and Russia which was completed in 2011.

The negative performance in the Marketing business was driven by a demand downturn and escalating competitive pressures fuelled by oversupplies in the marketplace which impacted our operations both in Italy and outside Italy. The reduced profitability outlook in this business due to changed underlying fundamentals also resulted in the write down of goodwill and other intangibles which were recognized as part of certain business combinations, among which Distrigas in 2008 and other minor European gas marketing companies in later years (Altergaz in France). Operating profit was also impacted by the negative effects of price revisions at certain long-term gas suppliers and customers; this was also due to the settlement of a number of arbitration proceedings, including settlement of an arbitration proceeding with GasTerra.

However, excluding impairment losses and the risk provisions accrued in connection with the above mentioned arbitration proceedings involving price revisions for gas volumes purchased in previous reporting periods, the Gas Marketing business underlying results improved compared to 2011. Those trends benefited from the renegotiation of better economic terms for certain supply contracts, including the recognition of better supply costs retroactive to the beginning of 2011, and an ongoing recovery in Libyan supplies which improved the average costs of gas supplies to the Company compared to the 2011 performance.

In 2011, the Gas & Power segment reported an operating loss of euro 326 million, materially lower than 2010 when this segment reported an operating profit of euro 896 million, due to an operating loss of euro 710 million incurred by the Marketing business compared to the prior-year profit of euro 555 million (down by euro 1,265 million). This negative was partly offset by a better performance achieved by the International Transport business (up by 12.6%).

The negative performance in the Marketing business was driven by a demand downturn and escalating competitive pressures fueled by oversupplies in the marketplace which impacted our operations both in Italy and outside Italy. Those trends contributed to the very strong contraction reported in selling margins due to rising costs of gas supplies indexed to the price of oil and certain refined products, which increases were only in part absorbed by selling prices at continental spot markets capped by competition. Another important factor which influenced the loss was the disruption in the supplies of Libyan gas, which negatively impacted both the supply mix and sales to shippers. Finally, there were negative trends in the energy parameters and exchange rates to which gas purchase costs and selling prices are indexed considering the time lags of contractual formulas and unusual winter weather conditions impacting seasonal sales, as well as a tariff freeze to residential customers in certain European countries. The results of the Marketing business did not fully benefit from the ongoing renegotiation of gas supply contracts as certain renegotiations were rescheduled, thus postponing the recognition of the economic effect. An agreement on such renegotiations was reached early in 2012 leading to recognition of the benefit retroactive by from the beginning of 2011, in 2012 profit.

The table below sets forth the break-down of operating profit (loss) by businesses in the Gas & Power segment:

Year ended December 31,

2010	2011	2012

(euro million)
Marketing	555	(710)	(3,531)
International transport	341	384	310

Operating profit of the Gas & Power segment	896	(326)	(3,221)

The operating profit of the Gas & Power segment included the following gains and charges:

Gas & Power	Year ended December 31,

2010	2011	2012

(euro million)
Profit (loss) on stock	117	166	(163)
Settlement/payments on Antitrust and other Authorities proceedings	270
Environmental provisions	(16)		2
Impairment losses	(426)	(154)	(2,494)
Net gains on disposal of assets			3
Risk provisions	(78)	(77)	(831)
Provision for redundancy incentives	(52)	(34)	(5)
Fair value gains/losses on commodity derivatives	(30)	(45)
Other	38	(17)	(138)

	(177)	(161)	(3,626)

In reviewing the performance of the Company’s business segments, management generally excludes the gains and losses listed above in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods. We note the unprecedented amount of impairment losses of euro 2,494 million which were recorded at the Company’s cash generating unit European market impacting goodwill and other intangibles which were recognized upon prior years’ business combinations. The driver of those losses were a reduced profitability outlook in the business due to continuing demand weakness, strong competitive pressures and ongoing oversupplies which are expected to hurt the Company’s prices and selling margins for the foreseeable future. Also, in evaluating the terminal value of the cash generating unit management adopted a cyclical view of the business leading to a reduction in the commercial margins of the perpetual cash flow. For further information see "Item 18 – note 16 – Intangible assets – of the Notes to the Consolidated Financial Statements". Risk provisions presented in the table above mainly related to price revisions on the renegotiation of certain long-term supply contracts which contractual time span for price revisions expired in previous periods and within limits of volumes purchased in prior reporting periods, also due to the settlement of arbitration proceedings.

Refining & Marketing. In 2012, the Refining & Marketing segment reported an operating loss of euro 1,303 million, down by euro 1,030 million, compared to a loss of euro 273 million in 2011. The loss was driven by unprofitable refining margins due to an ongoing demand downturn for refined products, particularly in Italy, and excess capacity which prevented product prices from fully absorbing high supply costs of oil-based feedstock and oil-linked plant utilities. The 2012 operating loss in the Refining & Marketing segment was also affected by material impairment losses (down by euro 846 million) which were recorded at refining plants due to management’s business outlook that points to continuing weak fundamentals and unprofitable margins resulting in the projection of lower future cash flows. Furthermore, the segment reported a much lower inventory holding gain (stock profit) from 2011, down to euro 29 million from euro 907 million. However, excluding asset impairments and a negative change in the inventory holding gain, the segment underlying results of operations improved compared to 2011. That trend reflected a slightly more favorable refining scenario as the benchmark margin on 2012 Brent crude rose by 2.77 $/BBL from 2011 and as management continued to focus on achieving efficiency gains, optimization measures and reduced refinery downtime. The Marketing activity reported lower results, due to lower retail and wholesale demand for gasoline and gasoil, and other products impacted by the economic downturn and high competitive pressure. Results were also affected by increased expenses associated with certain marketing initiatives including a special discount on prices at the pump during the summer week-ends in Italy.

Inventory holding gains or losses represent the difference between the cost of sales of the volumes sold during the period calculated using the cost of supplies incurred during the same period and the cost of sales calculated using the weighted average cost method. Under the weighted average cost method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a weighted average cost method basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a quarterly or monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

In 2011, the Refining & Marketing segment reported an operating loss of euro 273 million, reversing a prior-year profit of euro 149 million. The segment suffered from unprofitable refining margins due to rising costs of oil-based feedstock and energy utilities that could not be transferred to final prices pressured by weak demand and excess capacity in the Mediterranean Basin. In addition, Eni’s complex refineries were hit by shrinking price differentials between light and heavy crudes which reduced the conversion premium. These negatives were offset in part by efficiency enhancement measures, the optimization of supply activities and lower throughputs at the weakest refineries. The Marketing results albeit positive, declined due to lower retail and wholesale demand for gasoline and gasoil, and other products destined to industries affected by the economic downturn, and competitive pressures. The operating profit of the Refining & Marketing segment included the following gains and charges:

Refining & Marketing	Year ended December 31,

2010	2011	2012

(euro million)
Profit (loss) on stock	659	907	29
Environmental provisions	(169)	(34)	(40)
Impairment losses	(76)	(488)	(846)
Net gains on disposal of assets	16	(10)	(5)
Risk provisions	(2)	(8)	(49)
Provision for redundancy incentives	(113)	(81)	(19)
Fair value gains/losses on commodity derivatives	10	3
Other	(5)	(27)	(53)

	320	262	(983)

In reviewing the performance of the Company’s business segments, management generally excludes the gains and losses listed above in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods. We note that losses listed above include material impairment losses of refining plants due to the management’s business outlook that points to continuing weak fundamentals and unprofitable margins resulting in the projection of lower future cash flows. Furthermore, we regard the inventory holding gain as lacking correlation to the underlying business performance which we track by matching revenues with current costs of supplies.

Chemicals. In 2012, the Chemical segment incurred a larger operating loss, down by euro 259 million, or 61.1%, compared to 2011 (from a loss of euro 424 million in 2011 to a loss of euro 683 million in 2012). This negative performance was driven by falling commodity demand due to the economic downturn and unprofitable product margins of oil-based commodities which were squeezed by high crude oil costs, as signaled by a negative benchmark margin of cracking. Sales volumes decreased by 2.1%.

In 2011, the Chemical segment incurred a deeper operating loss, down by euro 338 million from a year-earlier (from a loss of euro 86 million in 2010 to a loss of euro 424 million in 2011). This trend was negatively impacted by falling product margins, with the cracker margin severely hit by higher supply costs of oil-based feedstock which were not recovered in sales prices on end markets pressured by weak demand for commodities particularly in the final quarter of the year as the economic activity registered a sharp contraction. Also sale volumes were lower (down 14.6% compared to 2010).

Chemicals	Year ended December 31,

2010	2011	2012

(euro million)
Profit (loss) on stock	105	40	(63)
Settlement/payments on Antitrust and other Authorities proceedings		(10)
Environmental provisions		(1)
Impairment losses	(52)	(160)	(112)
Risk provisions			(18)
Net gains on disposal of assets			(1)
Provision for redundancy incentives	(26)	(17)	(14)
Fair value gains/losses on commodity derivatives			(1)
Other		(3)

	27	(151)	(209)

In reviewing the performance of the Company’s business segments, management generally excludes the gains and losses listed above in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods.

Engineering & Construction. Operating profit in 2012 amounted to euro 1,433 million, substantially in line with the previous year result (up euro 11 million, or 0.8% compared to 2011). This result reflected higher revenues and better margins on the works executed, mainly in the third quarter of 2012, in the Engineering & Construction business unit, in the Middle and Far East, as well as in Offshore Drilling, where the Scarabeo 8 and Scarabeo 9 activity compensated the negative impact of the upgrade shutdown of the semi-submersible platforms Scarabeo 3 and Scarabeo 6. However, from the second half of 2012, business trends commenced to reverse due to reduced activity and a slowdown in new orders acquisitions mainly in the onshore and offshore construction businesses, leading the Company to negatively revise the profitability outlook for 2013.

Operating profit in 2011 amounted to euro 1,422 million, an increase of euro 120 million, or 9.2% compared to 2010. This improvement was driven by revenue growth and a higher profitability of acquired orders, primarily in the Onshore and Offshore Engineering & Construction businesses, reflecting higher level of activities in Middle East, Canada and Australia, and in the Offshore Drilling business due to the full operation of the drillships Saipem 10000 and 12000 and of the Perro Negro 8, which partly offset the negative impact of the Scarabeo 5 planned maintenance.

The operating profit of Engineering & Construction segment included the following gains and charges:

Engineering & Construction	Year ended December 31,

2010	2011	2012

(euro million)
Loss provisions on Antitrust and other Authorities proceedings	(24)
Impairment losses	(3)	(35)	(25)
Net gains on disposal of assets	(5)	(4)	(3)
Provision for redundancy incentives	(14)	(10)	(7)
Fair value gains/losses on commodity derivatives	22	28	3

	(24)	(21)	(32)

Other activities. This reporting segment includes the results of operations of Eni’s subsidiary Syndial which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited, divested or liquidated in past years.

This subsidiary reported operating losses of euro 302 million for 2012, euro 427 million for 2011 and euro 1,384 million for 2010. The magnitude of losses was mainly influenced by the recognition of risk provisions mainly related to environmental issues and litigation whose break-down is provided below. See "Item 4 – Environmental regulation" for further details.

Other activities	Year ended December 31,

2010	2011	2012

(euro million)
Loss provisions on Antitrust and other Authorities proceedings		(59)
Environmental provisions	(1,145)	(141)	(25)
Impairment losses	(8)	(4)	(2)
Net gains on disposal of assets		7	12
Risk provisions	(7)	(9)	(35)
Provision for redundancy incentives	(10)	(8)	(2)
Other	(9)	13	(26)

	(1,179)	(201)	(78)

In addition to the above listed charges, losses for the reporting periods presented derived from a marginal line of business that the Company is planning to shut down.

Corporate and financial companies. These activities are mainly cost centers which comprise corporate activities and central treasury departments and financial and other subsidiaries that provide a range of financial and business support services to Group companies, including financing of Eni’s projects around the world, information technology, employee selection, training and retention, real estate and other general purpose services.

The aggregate Corporate and financial companies reported an operating loss of euro 345 million for 2012, representing an increase of euro 26 million, compared to the loss recorded in 2011 (euro 319 million), mainly reflecting the recognition of other risk provisions which were partly offset by the implementation of cost efficiency measures.

The aggregate Corporate and financial companies reported an operating loss of euro 319 million for 2011, representing a reduction of euro 42 million, compared to the loss recorded in 2010 (euro 361 million), mainly reflecting the implementation of cost efficiency measures.

e) Net finance expense

The table below sets forth a breakdown of Eni’s net financial expense for the periods indicated:

Year ended December 31,

2010	2011	2012

(euro million)
Gains (losses) on derivative financial instruments	(131)	(112)	(251)
Exchange differences, net	92	(111)	131
Interest income	17	22	27
Finance expense on short and long-term debt	(765)	(922)	(980)
Finance expense due to the passage of time	(236)	(235)	(308)
Other finance income and expense, net	124	100	(76)
	(899)	(1,258)	(1,457)
Finance expense capitalized	150	112	150

	(749)	(1,146)	(1,307)

2012 compared to 2011. In 2012, net finance expense was euro 1,307 million, up by euro 161 million compared to 2011 due to negative estimate revisions of certain discounted provisions due to a changed interest rate environment recorded in the line item "Finance expense due to the passage of time" (down by euro 73 million), higher finance charges (down by euro 58 million) and other finance expense (down by euro 176 million) reflecting finance charges accrued on amounts due to certain gas suppliers following the definition of contractual price revisions. The higher balance of gains and losses due to exchange differences (up by euro 242 million) was partly offset by losses on exchange rate derivatives (down euro 166 million, from a gain of euro 29 million to a loss of euro 137 million)

recognized through profit as lacking the formal criteria for hedge accounting. Finally, a loss of euro 26 million was recognized on the fair value evaluation of a call option embedded in a convertible bond whose underlying shares were represented by a stake in Galp equaling to 8% of the share capital of the investee. This loss was matched by a market fair value gain through profit which was recorded on the Galp shares underlying the convertible bond and reported in the line item "Income on investments". More information on this transaction is reported in "Item 4 – Significant business and portfolio developments".

2011 compared to 2010. In 2011, net finance expense was euro 1,146 million, up by euro 397 million compared to 2010. Higher finance charges (up by euro 157 million) were recorded, driven by the increased level of average net borrowings and higher borrowing costs driven by movements in both key market benchmarks and spreads applicable to the Company, particularly on euro-denominated loans (the Euribor rate was up by 0.6 percentage points). Higher losses were recognized in connection with the fair value valuation through profit and loss of certain derivative instruments on interest rates (down by euro 102 million) which did not meet all formal criteria to be designated as hedges under IFRS. Lower negative exchange differences net (down by euro 203 million) were partly offset by gains on exchange rate derivatives (from a loss of euro 111 million to a gain of euro 29 million) recognized through profit and loss as lacking the formal criteria for hedge accounting.

f) Net income from investments

2012 compared to 2011. Net income from investments in 2012 was a net gain of euro 2,881 million and mainly related to: (i) Eni’s share of profit of entities accounted for under the equity-accounting method (euro 278 million) mainly in the Gas & Power segment; (ii) dividends received by entities accounted for at cost (euro 431 million); (iii) gains on disposal of assets (euro 349 million) mainly relating to the divestment of a 9% interest in Galp (euro 311 million) in two tranches (a 5% interest sold to Amorim BV and a 4% sold to institutional investors through an accelerated book-building procedure in November 2012); and (iv) other net income (euro 1,823 million) which reflected revaluation gains recorded on the Company’s interest in Galp. Those gains are further explained in "Item 18 – note 17 – Investments – of the Notes to the Consolidated Financial Statements".

2011 compared to 2010. Net income from investments in 2011 was a net gain of euro 2,123 million and mainly related to: (i) gains on disposal of assets (euro 1,121 million) mainly related to a gain of euro 1,044 million recorded on the divestment of Eni’s interests in the international pipelines which transport gas from Northern Europe and Russia and in Gas Brasiliano Distribuidora (euro 50 million); (ii) dividends received by entities accounted for at cost (euro 659 million), mainly relating to Nigeria LNG Ltd; (iii) Eni’s share of profit of entities accounted for with the equity method (euro 500 million), mainly in the Gas & Power, Exploration & Production and Refining & Marketing segments; and (iv) an impairment loss of an interest in a refinery plant in Eastern Europe reflecting a reduced profitability outlook (euro 157 million).

g) Taxes

2012 compared to 2011. In 2012, income taxes amounted to euro 11,659 million, up by euro 1,756 million compared to 2011, or 17.7%, mainly reflecting higher income taxes currently payable by subsidiaries in the Exploration & Production segment operating outside Italy due to higher taxable profit and a write down of euro 1,030 million which was recorded at deferred tax assets of Italian subsidiaries.

The Group’s consolidated tax rate increased compared to 2011, up from 55.7% to 70.2% (up 14.5 percentage points). This increase was due to:
(i)	a write down of euro 1,030 million which was recognized to reflect a lower likelihood that certain deferred tax assets of Italian subsidiaries can be recovered in future periods due to an expected reduction in taxable income generated in Italy, and as Eni has lost the availability of Snam taxable profit against which Italian tax assets can be utilized following the deconsolidation of Snam;
(ii)	a shift from profit earned by associates to increased taxable income reported by the Exploration & Production segment, subject to higher tax rates; and
(iii)	the significant amount of non-deductible charges (mainly the goodwill impairment of the European market cash generating unit).

These negatives were partly offset by the non-taxable gains which were recorded on the Galp interest and the fact that based on the accounting provided by IFRS 5 the Group taxable income from continuing operations benefited from Snam’s margins on intercompany transactions which are deprived of any tax impact.

Excluding the deferred tax assets write down which was a non-recurring item, as well as capital and revaluation gains on investments and goodwill impairments which are non-taxable, non-deductible items, management estimated that the Group underlying tax rate increased in 2012 compared to 2011 due to a higher share of taxable profit earned by the Exploration & Production segment which normally incurs an above-average rate of taxes compared to the rest of the Group operations. We expect that in the short-to-medium term the Group underlying tax rate will continue trending higher due to an increasing share of taxable profit earned by the Exploration & Production segment. Subsequently, we expect that improved profitability at other Group segments will partly rebalance that trend.

2011 compared to 2010. In 2011, income taxes amounted to euro 9,903 million, up by euro 1,322 million from a year ago, or 15.4%, mainly reflecting higher income taxes currently payable by subsidiaries in the Exploration & Production segment operating outside Italy due to higher taxable profit.

The Group consolidated tax rate increased compared to 2010, up from 54.2% to 55.7% (up 1.5 percentage points). This increase was due to the recognition of higher deferred taxes (euro 573 million) due to a changed tax rate applicable to a production sharing agreement, including an adjustment to deferred taxation which was recognized upon allocation of the purchase price as part of a business combination when the mineral interest was acquired by Eni.

These negatives were partly offset by the above mentioned gains on international transport interests (euro 1,044 million) which were non-taxable items, as well as lower non-deductible tax charges (in particular impairment of goodwill).

h) Non-controlling interest

2012 compared to 2011. Net profit pertaining to non-controlling interest was euro 743 million and concerned primarily Saipem SpA (euro 627 million).

2011 compared to 2010. Net profit pertaining to non-controlling interest was euro 975 million and concerned primarily Saipem SpA (euro 552 million).

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

Year ended December 31,

2010	2011	2012

(euro million)
Net profit - continuing operations	7,264	7,877	4,941
Adjustments to reconcile net profit to net cash provided by operating activities:
- amortization and depreciation charges, impairment losses and other non monetary items	8,521	8,606	11,354
- net gains on disposal of assets	(558)	(1,176)	(875)
- dividends, interest, taxes and other changes	8,829	9,918	11,923
Changes in working capital related to operations	(1,158)	(1,696)	(3,373)
Dividends received, taxes paid, interest (paid) received during the period	(8,758)	(9,766)	(11,614)
Net cash provided by operating activities - continuing operations	14,140	13,763	12,356

Net cash provided by operating activities - discontinued operations	554	619	15
Net cash provided by operating activities	14,694	14,382	12,371

Capital expenditures - continuing operations	(12,450)	(11,909)	(12,761)
Capital expenditures - discontinued operations	(1,420)	(1,529)	(756)
Capital expenditures	(13,870)	(13,438)	(13,517)
Investments and purchases of consolidated subsidiaries and businesses	(410)	(360)	(569)
Disposals	1,113	1,912	6,014
Other cash flow related to investing activities (*)	202	668	(219)
Changes in short and long-term finance debt	2,272	1,104	5,947
Dividends paid and changes in non-controlling interests and reserves	(4,099)	(4,327)	(3,746)
Effect of changes in consolidation and exchange differences	39	10	(16)

Change in cash and cash equivalent for the year	(59)	(49)	6,265

Cash and cash equivalent at the beginning of the year	1,608	1,549	1,500
Cash and cash equivalent at year end	1,549	1,500	7,765

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. For the definition of net borrowings, see "Financial condition" below. Cash flows of such investments were as follows:

(euro million)	2010	2011	2012

Financing investments:
- securities	(50)	(21)
- financing receivables	(13)	(26)	(1,131)
	(63)	(47)	(1,131)
Disposal of financing investments:
- securities	5	71	4
- financing receivables	32	17	1,044
	37	88	1,048
Net cash flows from financing activities	(26)	41	(83)

The table below sets forth the principal components of Eni’s change in net borrowings (1) for the periods indicated.

Year ended December 31,

2010	2011	2012

(euro million)
Net cash provided by operating activities	14,694	14,382	12,371
Capital expenditures	(13,870)	(13,438)	(13,517)
Acquisitions of investments and businesses	(410)	(360)	(569)
Disposals	1,113	1,912	6,014
Other cash flow related to capital expenditures, investments and divestments	228	627	(136)
Net borrowings (1) of acquired companies	(33)		(2)
Net borrowings (1) of divested companies		(192)	12,446
Exchange differences on net borrowings and other changes	(687)	(517)	(340)
Dividends paid and changes in minority interest and reserves	(4,099)	(4,327)	(3,746)

Change in net borrowings (1)	(3,064)	(1,913)	12,521

Net borrowings (1) at the beginning of the year	23,055	26,119	28,032
Net borrowings (1) at year end	26,119	28,032	15,511

(1)	Net borrowings is a non-GAAP financial measure. For a discussion of the usefulness of net borrowings and its reconciliation with the most directly comparable GAAP financial measures see "Financial condition" below.

Analysis of certain components of Eni’s change in net borrowings

In 2012, adjustments to reconcile net profit from continuing operations to net cash provided by operating activities from continuing operations mainly related to non-monetary charges and gains amounting to euro 11,354 million, which primarily related to depreciation, depletion amortization and impairment charges of tangible and intangible assets (euro 13,561 million). Adjustments to net profit from continuing operations also included gains on disposals (euro 875 million) and movements in net working capital (euro 3,373 million), while the difference between accrued amounts of income taxes, interest expenses and other items as opposed to amounts actually disbursed was immaterial.

In 2011, adjustments to reconcile net profit from continuing operations to net cash provided by operating activities from continuing operations mainly related to non-monetary charges and gains amounting to euro 8,606 million, which primarily regarded depreciation, depletion amortization and impairment charges of tangible and intangible assets (euro 8,785 million). Adjustments to net profit also included gains on disposals (euro 1,176 million), movements in net working capital (euro 1,696 million), income taxes (euro 9,893 million) and interest expenses (euro 927 million) accrued in the year as opposed to amounts actually paid.

a) Changes in working capital related to operations

In 2012, changes in working capital absorbed cash flows amounting to a negative euro 3,373 million as a result of: (i) increasing inventories (up euro 1,395 million) mainly related to higher contract work in progress in the Engineering & Construction segment due to the fact that clients at certain important contracts have yet to formally accept the work in progress due to project complexity and, in certain other projects, important changes in work orders have been recognized but formal acceptance by the client remains pending; (ii) increased trade receivables net of increased trade payables (up by euro 1,155 million) which were mainly recorded in the Gas & Power segment due to a deteriorating credit environment; and (iii) and cash pre-payments amounting to approximately euro 500 million made to the Company’s gas suppliers which were recorded on the take-or-pay position accrued in 2012 including payment of outstanding receivables at the beginning of the year. For further details on that asset see "Item 18 – note 14 - Other non current assets – of the Notes to the Consolidated Financial Statements".

In 2011, changes in working capital absorbed cash flows amounting to a negative euro 2,176 million as a result of: (i) increasing oil, gas and petroleum products inventories (up euro 1,422 million) due to the impact of rising oil prices on inventories stated at the weighted average cost; (ii) cash pre-payments amounting to euro 324 million made to the Company’s suppliers of gas under long-term gas supply contracts whereby the Company has the contractual obligation to lift minimum annual quantities of gas or in case of failure, pre-pay the whole price or a fraction of those quantities as provided by the so-called take-or-pay clause. The amount was net of certain limited volumes make-up in the year. For further details on that asset see "Item 18 – note 14 - Other non current assets – of the Notes to the Consolidated Financial Statements"; and (iii) an increasing balance of trade receivables versus payables towards certain joint venture partners in the Exploration & Production segment.

These negatives were partly offset by a reduced balance between trade payables and receivables also resulting from a higher volume of trade receivables due beyond the balance sheet date which were transferred without recourse to factoring institutions, amounting to euro 1,779 million in 2011 compared to euro 1,279 million at December 31, 2010.

b) Investing activities

Year ended December 31,

2010	2011	2012

(euro million)
Exploration & Production	9,690	9,435	10,307
Gas & Power	265	192	225
Refining & Marketing	711	866	842
Chemicals	251	216	172
Engineering & Construction	1,552	1,090	1,011
Other activities	22	10	14
Corporate and financial companies	109	128	152
Impact of unrealized intragroup profit elimination	(150)	(28)	38

Capital expenditures - continuing operations	12,450	11,909	12,761
Capital expenditures - discontinued operations	1,420	1,529	756
Capital expenditures	13,870	13,438	13,517
Acquisitions of investments and businesses	410	360	569

	14,280	13,798	14,086

Disposals	(1,113)	(1,912)	(6,014)

Capital expenditures totaled euro 13,517 million and euro 13,438 million, respectively in 2012 and in 2011.

For a discussion of capital expenditures by business segment and a description of year-on-year changes see "Capital expenditures by segment".

Acquisitions of investments and businesses totaled euro 569 million in 2012 and euro 360 million in 2011.

In 2012, disposals amounted to euro 6,014 million and mainly related to: (i) the divestment of 30% interest less one share in Snam to Cassa Depositi e Prestiti (euro 3,517 million); (ii) the sale in two tranches of the interest in Galp for an overall amount of euro 963 million (a 5% interest sold to Amorim BV and a 4% sold through an accelerated book-building procedure); (iii) the disposal of a 10% interest in the Karachaganak field (euro 500 million); (iv) the disposal of a 1.43% interest in the Gassled JV, a network of gas pipelines and terminals for natural gas transportation (euro 130 million); and (v) the disposal of other non-strategic assets in the Exploration & Production segment (euro 565 million). The proceeds on the divestment of an interest of 5% in Snam before loss of control to institutional investors (euro 612 million) were recognized as an equity transaction.

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

c) Dividends paid and changes in non-controlling interests and reserves

In 2012, dividends paid and changes in non-controlling interests and reserves (euro 3,746 million) mainly related to: (i) cash dividends to Eni shareholders (euro 3,695 million, which euro 1,956 million relating to 2012 interim dividend and euro 1,884 million to the balance dividend for fiscal year 2011 to Eni’s shareholders); and (ii) the distribution of dividends to non-controlling interests by Snam SpA and Saipem SpA (euro 486 million) and other consolidated subsidiaries (euro 53 million). Those outflows were partly absorbed by an equity transaction involving 5% of the share capital of Snam which was divested to third-party investors before loss of control for euro 612 million.

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

Management believes that net borrowings is a useful measure of Eni’s financial condition as it provides insight on the soundness of Eni’s capital structure and the ways in which Eni’s operating assets are financed. In addition, management utilizes the ratio of net borrowings to total shareholders’ equity including non-controlling interest (leverage) to assess Eni’s capital structure, to analyze whether the ratio between finance debt and shareholders’ equity is well balanced according to industry standards and to track management’s short-term and medium-term targets. Management continuously monitors trends in net borrowings and trends in leverage in order to optimize the use of internally-generated funds versus funds from third parties. The measure calculated in accordance with IFRS that is most directly comparable to net borrowings is total debt (short-term and long-term debt). The most directly comparable measure, derived from IFRS reported amounts, to leverage is the ratio of total debt to shareholders’ equity (including non-controlling interest). Eni’s presentation and calculation of net borrowings and leverage may not be comparable to that of other companies.

The tables below set forth the calculations of net borrowings and leverage for the periods indicated and their reconciliation to the most directly comparable GAAP measure.

As of December 31,

2010	2011	2012

Short-term	Long-term	Total	Short-term	Long-term	Total	Short-term	Long-term	Total

(euro million)
Total debt (short-term and long-term debt)	7,478	20,305	27,783	6,495	23,102	29,597	5,184	19,279	24,463
Cash and cash equivalents	(1,549)		(1,549)	(1,500)		(1,500)	(7,765)		(7,765)
Securities not related to operations	(109)		(109)	(37)		(37)	(34)		(34)
Non-operating financing receivables	(6)		(6)	(28)		(28)	(1,153)		(1,153)

Net borrowings	5,814	20,305	26,119	4,930	23,102	28,032	(3,768)	19,279	15,511

As of December 31,

2010	2011	2012

Shareholders’ equity including non-controlling interest as per Eni’s Consolidated Financial Statements prepared in accordance with IFRS	(euro million)	55,728	60,393	62,713
Ratio of total debt to total shareholders’ equity including non-controlling interest		0.50	0.49	0.39
Less: ratio of cash, cash equivalents and certain liquid investments not related to operations to total shareholders’ equity including non-controlling interest		(0.04)	(0.03)	(0.14)
Ratio of net borrowing to total shareholders’ equity including non-controlling interest (leverage)		0.46	0.46	0.25

In 2012, net borrowings amounted to euro 15,511 million, representing a euro 12,521 million decrease from 2011. This decrease was mainly due to the divestment of a 30% interest in Snam to Cassa Depositi e Prestiti (euro 3,517 million) and, following the loss of control in this entity, the deconsolidation of Snam net borrowings of euro 12,448 million, which entered finance arrangements with third-party lenders to reimburse intercompany loans.

Non-operating financing receivables related to a short-term financing granted to Cassa Depositi e Prestiti as part of a transaction to divest a 30% stake in Snam and related agreements to defer part of the cash consideration. The financing was reimbursed early in 2013.

Net cash provided by operating activities of continuing operations (euro 12,356 million) and proceeds from disposals of euro 6,014 million funded cash outflows relating to capital expenditures totaling euro 12,761 million and investments (euro 569 million) relating to the acquisition of Nuon in Belgium and joint venture projects, as well as dividend payments to shareholders.

The Group leverage was 0.25 at December 31, 2012 declining from 0.46 as of end of 2011 due to the lower level of net borrowings. The Group total equity increased due to net profit for the year, the revaluation of Eni’s residual interests in Galp and Snam at fair market value through equity at period end (up euro 133 million and euro 8 million, respectively) as they were classified as a financial instrument excluding those portions of interest revaluation that were recognized through profit because management elected the fair value option for the shares underlying convertible bonds in accordance with IFRS. Total equity also increased due to the divestment of a 5% non-controlling interest in Snam to institutional investors that occurred in July 2012, i.e. before loss of control which also determined an increase in the Group’s equity as the transaction consideration was higher than the corresponding book value disposed of (euro 371 million). On the negative side, shareholders’ equity was impacted by foreign currency translation differences (euro 713 million) in translating to euro amounts the net equity of subsidiaries whose functional currency is the U.S. dollar due to the dollar revaluation in exchange rates recorded at year end (up by 2% due to the exchange rate recorded on December 31, 2012 at euro 1= $1.32 compared to euro 1= $1.294 at December 31, 2011).

Total debt of euro 24,463 million consisted of euro 5,184 million of short-term debt (including the portion of long-term debt due within twelve months equal to euro 2,961 million) and euro 19,279 million of long-term debt.

Total debt included bonds for euro 16,824 million (including accrued interest and discount on issuance). Bonds maturing in the next 18 months amounted to euro 3,051 million (including accrued interest and discount). Bonds issued in 2012 amounted to euro 1,864 million (including accrued interest and discount). Total debt was denominated in the following currencies: euro (87%), U.S. dollar (9%), pound sterling (3%) and 1% in other currencies.

In 2011, net borrowings amounted to euro 28,032 million, representing a euro 1,913 million increase from 2010. This increase was mainly due to the large amount of capital expenditures made in the year and dividend payments to shareholders. These outflows were partially funded with cash flows from operations and divestments. However, the Group leverage was 0.46 at December 31, 2011 declining from 0.47 as of end of 2010 due to the fact that the higher level of net borrowings was balanced by a greater total equity. The Group total equity increased due to net profit for the year and currency translation differences recorded in translating to euro amounts the net equity of subsidiaries whose functional currency is the U.S. dollar due to the dollar revaluation in exchange rates recorded at year end (up by 3.1% due to the exchange rate recorded on December 31, 2011 at euro 1= $1.294 compared to euro 1= $1.336 at December 31, 2010).

Capital expenditures by segment

Exploration & Production. In 2012, capital expenditures of the Exploration & Production segment amounted to euro 10,307 million, representing an increase of euro 872 million, or 9.2%, from 2011 mainly related to the development of oil and gas reserves (euro 8,304 million). Significant expenditures were directed mainly outside Italy, in particular Norway, the United States, Congo, Kazakhstan, Angola and Algeria. Development expenditures in Italy concerned the well drilling program and facility upgrading in Val d’Agri as well as sidetrack and infilling activities in mature fields. About 98% of exploration expenditures that amounted to euro 1,850 million were directed outside Italy in particular in Mozambique, Liberia, Ghana, Indonesia, Nigeria, Angola and Australia.

In 2011, capital expenditures of the Exploration & Production segment amounted to euro 9,435 million, representing a decrease of euro 255 million, or 2.6%, from 2010 mainly due to the development of oil and gas reserves (euro 7,357 million). Significant expenditures were directed mainly outside Italy, in particular Norway, Kazakhstan, Algeria, the United States, Congo and Egypt as well as blocks and interests in licenses awarded amounting to euro 754 million, mainly in Nigeria. Development expenditures in Italy concerned well drilling program and facility upgrading in Val d’Agri as well as sidetrack and infilling activities in mature fields. About 97% of exploration expenditures that amounted to euro 1,210 million were directed outside Italy in particular in Australia, Angola, Mozambique, Indonesia, Ghana, Egypt, Nigeria and Norway.

Gas & Power. In 2012, capital expenditures in the Gas & Power segment totaled euro 225 million and mainly related to initiatives to improve flexibility of the combined cycle power plants (euro 131 million) and to develop the gas marketing activity (euro 81 million).

In 2011, capital expenditures in the Gas & Power segment totaled euro 192 million and mainly related to initiatives to improve flexibility of the combined cycle power plants (euro 87 million) and to develop the gas marketing activity (euro 97 million).

Refining & Marketing. In 2012, capital expenditures in the Refining & Marketing segment amounted to euro 842 million and mainly related to: (i) refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries (euro 622 million), in particular at the Sannazzaro refinery; and (ii) upgrading and rebranding of the refined product retail network (euro 220 million).

In 2011, capital expenditures in the Refining & Marketing segment amounted to euro 866 million and mainly related to: (i) refining, supply and logistics in Italy and outside Italy (euro 629 million), with projects designed to improve the conversion rate and flexibility of refineries, in particular the Sannazzaro refinery, as well as expenditures on health, safety and environmental upgrades; and (ii) upgrade and rebranding of the refined product retail network in Italy (euro 168 million) and in the rest of Europe (euro 60 million).

Chemicals. In 2012, capital expenditures in the Chemical segment amounted to euro 172 million and mainly related to: (i) plant upgrades (euro 53 million) in particular in Ravenna; (ii) energy recovery (euro 41 million), mainly related to energy savings projects aimed at reducing CO2 emissions; (iii) environmental protection, safety and environmental regulation (euro 38 million), relating primarily to the optimization of discharge water treatment; and (iv) upkeep of plants (euro 25 million).

In 2011, capital expenditures in the Chemical segment amounted to euro 216 million and mainly related to: (i) upkeep (euro 59 million); (ii) plant upgrades (euro 53 million), mainly regarding the project "Management of fugitive emissions" aimed at identifying the number of sites of potential emissions where the Company operates, putting Polimeri Europa in a leading position at international level; (iii) environmental protection, safety and environmental regulation (euro 46 million); and (iv) energy recovery project (euro 42 million), mainly related to energy savings projects aimed at reducing CO2 emissions.

Engineering & Construction. In 2012, capital expenditures in the Engineering & Construction segment (euro 1,011 million) mainly related to: (i) construction of a new pipelayer, the construction of a new fabrication yard in Indonesia, the construction of a new fabrication yard in Brazil and upkeep works in the Engineering & Construction Offshore business; (ii) activities for the completion of the construction of the Scarabeo 8 and the upgrading of the Scarabeo 6 to make it capable of drilling up into 1,100 meters of water; (iii) realization/development of operating structures in the Offshore Drilling business unit; and (iv) purchase of materials and equipment and planned upkeep of the current asset base in the Onshore Drilling business.

In 2011, capital expenditures in the Engineering & Construction segment (euro 1,090 million) mainly related to: (i) construction of a new pipelayer, the ultra-deep Field Development Ship FDS 2, activities for the conversion of a tanker into an FPSO and the construction of a new fabrication yard in Indonesia; (ii) activities for the completion of Saipem 12000, a new ultra-deep water drilling ship, construction of the Scarabeo 8 and 9 semi-submersible rigs and of the Perro Negro 6 jack-up; and (iii) realization/development of operating structures in the Onshore Drilling business unit.

Recent developments

The table below sets forth certain indicators of the trading environment for the periods indicated:

Three months ended March 31,

2012	2013

Average price of Brent dated crude oil in U.S. dollars (1)	118.49	112.60
Average price of Brent dated crude oil in euro (2)	90.38	84.66
Average EUR/USD exchange rate (3)	1.311	1.330
Average European refining margin in U.S. dollars (4)	2.92	3.92
EURIBOR - three month euro rate % (3)	1.0	0.2

(1)	Price per barrel. Source: Platt’s Oilgram.
(2)	Price per barrel. Source: Eni’s calculations based on Platt’s Oilgram data for Brent prices and the EUR/USD exchange rate reported by the European Central Bank (ECB).
(3)	Source: ECB.
(4)	Price per barrel. FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Significant transactions

On March 13, 2013, Eni signed an agreement with CNPC/Petrochina to sell 28.57% of the share capital of the subsidiary Eni East Africa, which currently owns 70% interest in Area 4 for an agreed price equal to $4,210 million. The deal is subject to approval by relevant authorities. Once finalized, CNPC will indirectly acquire, through its 28.57% equity investment in Eni East Africa, a 20% interest in Area 4, while Eni will retain the 50% interest through the remaining controlling stake in Eni East Africa.

The Company’s Annual General Shareholders Meeting scheduled on May 10, 2013, is due to approve the full year dividend proposal. Eni expects to pay the balance of the dividend for fiscal year 2012 amounting to euro 0.54 per share in May 2013. The total cash-out is estimated at euro 1.96 billion.

Management’s expectations of operations

Management expects an uncertain macroeconomic outlook in 2013, particularly in the Euro-zone where businesses and households are cautious about investments and consumption decisions. We expect that a number of factors will support the price of crude oil including ongoing geopolitical risks as well as an improved balance between world demand and supplies of crude oil. For investment evaluation purposes and short-term financial projections, Eni assumes a full-year average price of $90 a barrel for the Brent crude benchmark. Management expects continuing weak conditions in the European gas, refining and marketing of fuels and chemical sectors. Demand for energy commodities is anticipated to remain sluggish due to the ongoing economic stagnation; unit margins are exposed to competitive pressures and the risk of new increases in the costs of oil-based raw materials in an extremely volatile environment. In this scenario, the recovery of profitability in the Gas & Power, Refining & Marketing and Chemical segments will depend greatly on management actions to optimize operations and improve the cost position.

Management expects that year-on-year comparability of results from continuing operations in 2013 will be affected by the fact that in 2012 Snam margins on intra-group transactions relating to the supply of gas transport and other services have been eliminated upon consolidation, while in 2013 those transactions will be accounted as third-party transactions, thus affecting the Group operating costs and profits.

Exploration & Production

The outlook of the production of liquids and natural gas is positive in 2013. Management expects to grow production by ramping-up fields started in 2012 and major project start-ups in 2013, mainly Kashagan in Kazakhstan, Angola LNG and the gas assets in Algeria. Based on those ongoing trends, we expect that oil and gas production will grow in 2013 compared to 2012.

According to management’s plans, production growth will continue in the coming years as the Company is targeting an annual growth rate higher than 4% on average in the next 2013-2016 four-year period, based on our long-term Brent price assumptions of 90 $/BBL. Oil price assumptions are particularly significant when it comes to assessing the Company’s future production performance considering the entitlement mechanism under Eni’s PSAs and similar contractual schemes. The Company estimates that production entitlements in its PSAs will decrease on average by approximately 1,000 BBL/d for a $1 increase in oil prices compared to current Eni’s assumptions for oil prices. Our production growth target factors in an average decline rate of 4% per annum at our currently producing fields throughout the plan period. To achieve that decline rate, we plan to carry out effective reservoir management and intense production optimization activities. The main driver of future growth will be the start-up of new fields which we estimate to add more than 700 kBOE/d of new production by the end of the plan horizon. We have a good level of visibility on those new projects as we have already sanctioned 65% of these projects and we expect to arrive at 90% by the end of 2013.

Management will focus on delivering the planned projects on time and on budget. We acknowledge that most of our projects are complex due to scale and reach of operations, environmentally-sensitive or remote locations, harsh external conditions, industry limits and other considerations including the risk factors described in Item 3. We plan to mitigate those risks in the future by continuing deployment of our capabilities and operational excellence and managing the industry constraints by means of: (i) in-sourcing critical engineering and project management activities and redeploying to other areas key competences which will be freed with the start-up of certain strategic projects and increasing direct control and governance on construction activities; and (ii) entering into framework agreements with major suppliers, using standardized specifications to speed up pre-award process for critical equipment and plants and increasing focus on supply chain programming to optimize order flows.

Management expects that a number of factors will drive cost increase in the Exploration & Production operations over future years. Those factors include: (i) the growing complexity and scale of the Company’s planned development projects due to the circumstance that several planned or ongoing projects will be executed offshore or in remote/hostile environments where the Company has been experiencing above-average cost increases; (ii) increasing investing activities that are necessary to support production plateaus at existing fields and counteract natural depletion; and (iii) steady trends in costs for purchasing upstream goods and services. Due to those trends, operating costs and depreciation and amortization charges might trend higher in future years. We believe that a number of actions will help the Company absorb inflationary and cost pressures including tighter cost control, operation efficiency and increasing exposure to large fields which enable the Company to benefit from economies due to scale of operations. Management also plans to increase the share of operated production in the Company’s portfolio. Project operatorship enables the Company to better schedule and control project execution, expenditures and timely achievement of project milestones. In addition, the Company plans to seek cost efficiencies due to greater deployment of proprietary technologies designed to maximize the rate of hydrocarbon recovery from reservoirs and reduce drilling costs as well as continuing operational improvement.

Gas & Power

The outlook for natural gas sales is uncertain in 2013 due to macroeconomic headwinds, weak demand growth, continuing oversupplies and strong competition. Against this backdrop, management expects to achieve stable natural gas sales in 2013 compared to 2012 on a homogeneous basis, i.e. excluding the impact of the Galp divestment whereby Eni ceased reporting its share of Galp sales by mid-2012, having lost significant influence over the investee and other changes (91.46 BCM in 2012, including consolidated sales and Eni share of the joint ventures).

Management expects that continuing margin pressures will erode the business’s profitability in 2013 and beyond, particularly in the Italian market. A weaker-than-anticipated demand growth over the short-term and rising competitive pressures fuelled by ongoing oversupplies in the European market will reduce sales opportunities and trigger pricing competition also fuelled by rigidities at long-term supply contracts with take-or-pay clauses. We expect that minimum off-take obligations in connection with take-or-pay, long-term gas supply contracts and the necessity to minimize the associated financial exposure will force gas operators to compete more aggressively on pricing in consideration of lower selling opportunities, with negative effects on selling prices and profitability. Unit margins are expected to remain under pressure due to depressed spot prices at continental hubs which have become the contractual benchmark in selling formulas outside Italy. In addition, as long as the cost of gas supplies to the Group remains indexed to oil prices, the Company will be exposed to the risk of rising oil prices.

In Italy we expect that gas margins will also weaken, due to a number of negative catalysts including competitive pressure, an ongoing shift to index selling prices to hub benchmarks at large client segments, the current level of minimum take volumes at Italian operators which are well above market dimension, and finally the expected measures to be implemented by the Italian administration to cut the gas tariffs to residential customers. See also the other risk factors described in Item 3. These drivers will substantially reduce spot prices in the Italian market and negatively impact the profitability at our Italian operations.

Against this scenario the Company has set the following priorities: preserve the operating cash flow during the worst phase of the downturn which is expected to continue well into 2013 and recover profitability in subsequent years as a result of contract renegotiations and an expected realignment of actual market imbalances.

The main driver to recover profitability in the Company’s gas marketing business is the renegotiation of pricing and other conditions of our supply contracts. In fact, take-or-pay supply contracts include revisions clauses allowing the counterparties to renegotiate the economic terms and other conditions periodically, in relation to ongoing changes in the gas scenario. Currently management is seeking to renegotiate approximately 80% of the Company’s supplies in order to reduce the purchase costs by aligning them to the spot prices at continental hubs. This can be achieved by increasing the exposure to spot gas in the indexation mechanism in the pricing formulas of gas supplied.

The outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately achieved and the timing of recognition in profit. Furthermore in case counterparties fail to arrange revised contractual terms, ongoing supply contracts provide a chance to each of them to recur to an arbitration proceeding for a definition of a commercial transaction. This adds to the level of uncertainty surrounding the outcome of those renegotiations. Considering also ongoing price renegotiations with Eni long-term clients, results of Gas Marketing activities are subject to an increasing rate of volatility and unpredictability.

Difficult market conditions in the European gas sector are expected to continue at least over the next two years. Looking beyond, management expects that a number of positive trends might help rebalance the European market. European gas demand is expected to recover in the long run driven by continuing expansion in the use of gas in electricity production, also benefiting from possible tighter European regulations on GHG emissions and the use of coal in firing power plants; in addition macroeconomic stability will help demand. Possible reductions in the role of nuclear energy in crucial countries like Japan, Taiwan and in Europe might support long-term trends in gas demand. In addition, excess supplies of LNG will be absorbed by continuing growing energy needs from the developing economies of China, India and other emerging countries in East Asia, the Middle East and South America. On the supply side, production rates at European fields are projected to decline, thus increasing the need for gas import requirements. However, there exist a number of downside risks to this outlook, particularly the possible long-term impacts on gas demand associated with the current economic downturn, an ongoing shift to renewable sources in the production of electricity and home heating and the other risk factors described in Item 3. Also it is possible that the United States government might accelerate the process to monetize the country’s large reserve base of shale gas by giving permission to reconvert existing re-gasification plants into LNG export facilities. Finally, new upstream projects might be started up in the long run adding to global LNG supplies (particularly the projects to develop gas reserves in Mozambique).

In a scenario of continuing weak demand and strong competition, management plans to seek to retain the Company’s market share in Italy and Europe by leveraging on improved costs in procurement and logistics, and effective commercial actions.

The Company intends to increase sales to business clients, including thermoelectric utilities, large industrial accounts and medium and small enterprises, leveraging on the Company’s multiple presence across various markets and expertise in delivering innovative and tailor-made offering structures to best suit customers’ needs by providing complex pricing formulas and flexibility in volumes off-takes (see "Item 4 – Gas & Power"). The second leg of the Company’s marketing effort will address retail customers across Europe with a view to enhancing the existing customer base. The drivers to achieve this will be a strategy of customer retention centered on brand identity, a distinctive offer and competitive cost to serve; a wide range of sale channels and continuing innovation in processes, promotion and customer care and post-sale assistance. Thirdly we are targeting continuing expansion in the LNG international business by boosting the Company’s presence in the more profitable markets of the Far East and South America. Finally, the Gas & Power segment will continue to benefit from the stable profit stream coming from the semi-regulated international, transport activity.

Based on the above outlined trends and industrial actions, management believes that profitability in the Company’s gas marketing business will gradually recover along the plan period, however the visibility into future results of operations is constrained by the ongoing volatility in marketing margins. Our profitability outlook factors in the expected benefits of ongoing renegotiations at the Company long-term supply contracts which the Company is seeking to finalize over time during the plan period, as well as other circumstances subject to risks and uncertainties described in Item 3. Management will also seek to improve profitability by means of cost efficiencies, streamlining business support activities and reducing marketing and general and administrative costs. In addition, the Company intends to capture margins improvements by means of trading activities by entering derivative contracts both in the commodity and the financial trading venues in order to capture possible favorable trends in market prices, within the limits set by internal policies and guidelines that define the maximum tolerable level of market risk. As part of this strategy, the Company intends to improve results of operations by effectively managing the flexibilities associated with the Company’s assets (gas supply contracts, transportation rights, customer base and market position). This can be achieved through strategies of asset-backed trading by entering into arbitrage contracts to leverage on commodity price volatility exploiting the flexibility provided by the Company’s assets. For further information on the market risk and how the

Company manages it see "Item 11 – Quantitative and qualitative disclosures about market risk" and "Item 18 – note 34 of the Notes to the Consolidated Financial Statements".

Management believes that the weak industry outlook adversely affected by declining demand and large gas availability on the marketplace, the possible evolution of sector-specific regulation and strong competitive pressures represent risk factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts. From the beginning of the downturn in the European gas market to date, Eni has triggered the take-or-pay clause as the Company off-took lower volumes than its minimum take obligations accumulating deferred costs for an amount of euro 2.37 billion (net of limited amounts of volume make-up) paying the associated cash advances to its gas suppliers. Considering the Company’s outlook for its sales volumes which are expected to remain stable in 2013 and to grow at a moderate pace in the subsequent years, management intends to adopt the necessary initiatives to mitigate the financial risk related to take-or-pay obligations mainly in the domestic market where the expected volume of demand is lower in comparison with the minimum contracted supplies which Eni and other Italian gas importers are obliged to fulfill. The initiatives to mitigate the take-or-pay risk include the benefits expected from contract renegotiations which may temporarily reduce the annual minimum take, and provide more flexible off-take conditions such as changes in the delivery point or the possibility to replace supplies via pipeline with equivalent volumes of LNG. Based on the Company’s selling programs and higher flexibility already achieved or to be achieved through the above mentioned renegotiations, management believes that it is likely that in the next four year plan 2013-2016 Eni will manage to fulfill its minimum take obligations associated with its supply contracts thus minimizing the risk to liquidity.

These projections could be subject to the risks of further contraction in demand or the total addressable market. As to the deferred costs stated in the balance sheet, based on management’s outlook for gas demand and offer in Europe, and projections for sales volumes and unit margins in future years, the Company believes that the pre-paid volumes of gas due to the incurrence of the take-or-pay clause will be off-taken in the long term in accordance with contractual terms thus recovering the cash advances paid to suppliers. For more information see the specific risk paragraph in "Item 3 – Risk factors".

For a discussion of certain risks relating to the impact of the evolution of Italian regulation of the natural gas sector on Eni’s take-or-pay contracts see "Item 3 – Risk factors – Natural gas market".

Refining & Marketing

Management expects that the trading environment will show limited improvement throughout the next four years covered by the industrial plan. This business segment will continue facing a challenging refining outlook due to an anticipated weak demand, excess capacity and risks of margin pressure in case of upward trends in oil-linked raw material costs. As a result of those trends, we expect refining margins to remain at unprofitable levels in the foreseeable future. Furthermore, compressed differentials between heavy and light crudes will continue eroding Eni’s advantage of having complex refining capacity in place.

In the refining activity Eni will seek to mitigate the expected impacts of a negative scenario by stepping up efforts to: (i) optimize plant set-up and logistics operations by means of higher flexibility and process integration; (ii) improve efficiency by cutting fixed and logistics costs and pursue energy savings; (iii) make selective capital expenditure mainly aimed at upgrading conversion capacity and improving asset integrity. In particular we expect that the coming online of the EST (Eni Slurry Technology) plant in the Sannazzaro refinery aimed at the full conversion of the barrel will improve the competitiveness of our refining system; and (iv) implement a project to convert the Venice plant into a "bio-refinery" to produce bio-fuels and a logistic hub, as well as licensing proprietary technologies.

In Marketing activities, we expect a gradual improvement in results of operations leveraging effective marketing initiatives to retain customers by product innovation and a continuing focus on the quality of service and attractive promotional campaigns, the strength of the Eni brand targeting to complete the rebranding of the network, the automation of petrol stations and the expansion of non-oil activities. Management plans to improve the efficiency of the retail network by closing low-throughput outlets and other rationalizations. Our aim is to maintain the current market share in the Italian network market along the plan period. Retail operations abroad will be developed selectively.

With respect to short-term targets, management expects refining throughputs on Eni’s account to remain substantially in line with those processed in 2012 (30.01 mmtonnes in 2012). This projection assumes the restart of the Gela plant in June 2013 and the start-up of the new EST technology conversion plant at Sannazzaro, as well as the shut-down of the Venice plant to start the Green Refinery project. Retail sales of refined products in Italy and the Rest of Europe are expected to be in line with those of 2012 (10.87 mmtonnes, 2012 total), net of the effect of the "riparti con Eni" marketing campaign which was executed in the summer of 2012. Management expects a fall in domestic retail volumes due to an anticipated contraction in domestic demand, the effect of which will be absorbed by the expected increase in sales in the Rest of Europe.

Based on the planned industrial actions, management expects the Refining & Marketing business to break even by 2014, assuming the same trading environment as in 2012.

Engineering & Construction

The Engineering & Construction segment is expected to face a declining profitability in 2013 compared to 2012. This trend will be negatively affected by the conclusion of highly-profitable projects, an anticipated slowdown in order acquisitions and the start of lower-margin projects in the Onshore and Offshore Engineering & Construction businesses.

Over the four year plan we confirm the segment’s target of consolidating the global competitive position achieved in the offshore and onshore businesses and its role as high-quality niche player in the deepwater drilling business. Saipem will leverage on the enhancement of the EPC(I)-oriented business model, its world-class technology, engineering and delivering skills, its strong local presence and established relationships with other major oil companies and national oil companies to regain profitability. In this light, Saipem aims to strengthen its construction ability particularly in large, highly-complex projects, in harsh environments, keeping a selective commercial approach.

Chemicals

Eni’s petrochemical operations are exposed to volatile costs of oil-based feedstock and the cyclicality of demand due to the commoditized nature of Eni’s product portfolio and underlying weaknesses in the industry. In 2012, Eni’s chemicals business reported wider operating losses of euro 485 million due to falling commodity demand due to the economic downturn and unprofitable product margins.

Short-to-medium term prospects of the business remain uncertain due to a weak macroeconomic outlook which will hamper a sustainable recovery in demand and ongoing trends in crude oil prices. Against this backdrop management intends to recover profitability by progressively reducing the exposure to loss-making commodity chemicals while at the same time developing innovative and niche productions which are expected to yield better returns, such as elastomers, with targeted production growth of over 60% to 2016 and the expansion of the specialties segment including bio-chemicals. Particularly, Eni intends to grow the latter business leveraging on the ongoing project of converting its Porto Torres site into a modern plant for the manufacture of eco-compatible chemical products. Management plans to continue efficiency actions and rationalization initiatives involving loss-making plants.

Eni is committed to expand its best production lines in emerging markets through strategic partnerships to which the Company plans to contribute technological know-how and Eni’s proprietary technologies. Management expects to achieve the break-even in the chemical business by end of the plan period also assuming the trading environment to be as unfavorable as in 2012.

Capital expenditure plan

Over the next four years, the Company plans to invest euro 56.8 billion in its businesses to support continued organic growth; approximately 83%, 2%, 4%, 6% and 4% of planned capital expenditures is expected to be directed to the Exploration & Production, Gas & Power, Refining & Marketing, Engineering & Construction and Chemical segments, respectively. The planned amounts of expenditures also include capital allocation to joint venture projects and associates.

We plan to allocate the largest portion of resources amounting to some euro 39.9 billion to continuing development activities in our Exploration & Production segment to fuel production growth.

Project start-ups and plateau enhancement at existing fields will be geographically diversified and executed mainly in Nigeria, Angola, Norway, Venezuela, Mozambique, Indonesia and Iraq.

Exploration projects will be allocated approximately euro 5.5 billion, which are intended to pursue finding projects in well-established basins and in high potential frontier areas including in Angola, Russia, the United States, Nigeria, Egypt, Norway, Indonesia and Libya.

In the Gas & Power business the main investment projects will target the improvement of combined cycle power plants’ flexibility and initiatives in marketing activities in Italy and abroad.

In the Refining & Marketing segment we plan to make selective capital expenditure mainly targeted to refinery upgrade of conversion capacity and flexibility as well as plant reliability and security. We plan to finalize the project to convert the Venice plant into a "bio-refinery" to produce bio-fuels. Other capital projects will be directed to network upgrading and the completion of the rebranding of service stations to the "Eni" logo.

In the Chemical business we plan to selectively expand capacity in the best positioned lines of business (namely elastomers), while targeting plant efficiency, reliability and energy savings in other areas, including the restructuring and upgrading of the loss-making sites. We plan to finalize the project to convert the Porto Torres plant into a bio-chemical complex and to develop strategic initiatives in the field of elastomers in emerging markets.

Finally, in the Engineering & Construction business segment we plan to complete the construction of certain rigs and vessels and continuously enhance our fleet and logistic centers.

Eni’s capital expenditure program is expected to be in line with the previous industrial plan. Excluding the impact of the assumption of a stronger U.S. dollar exchange rate versus the euro compared to the previous industrial plan, the capital expenditure program shows an increase of euro 1.6 billion, or less than 3%. The increase is due to the pursuing of new growth opportunities in the Exploration & Production segment, including cash-outs dedicated to projects which will contribute beyond the plan horizon.

In the year 2013, management expects a capital budget in line with 2012 (euro 12.76 billion in capital expenditure and euro 0.57 billion in financial investments in 2012, relating to continuing operations). In 2013, management plans to focus on the development of hydrocarbons reserves in West and North Africa, Norway, Iraq and Venezuela, the exploration projects in West Africa, Egypt, the United States and emerging areas, as well as optimization and selective growth initiatives in other sectors, the start-up of the Green Refinery works in Venice, and elastomers and green businesses in the Chemical sector.

Management expects to pursue strict capital discipline when assessing individual capital projects. Management assumed an oil price of 90 $/BBL in the next four-year period; longer-term management assumed an oil price of 90 $/BBL that is adjusted to take account of expected inflation from 2017 onwards. The internal rate of return of each project is compared to the relevant hurdle rate, differentiated by business segment and country of operation.

These hurdle rates are calculated taking into account: (i) the weighted average cost of capital to the Group. In 2012, management assessed that the cost of capital to the Group marginally decreased from the previous year reflecting a reduction in the financial parameters used for assessing the cost of capital: cost of borrowings to Eni determined by expected trends for borrowing spreads and management’s estimates about the composition of the Company’s financial debt and reduced risk-free yields reflecting an expected decline in the risk premium of Italy. Those positive factors were partially absorbed by the increased weight of net equity in the determination of the cost of capital to the Group as the Board of Directors has reassessed the optimal mix between internally-generated funds versus third parties borrowings following the divestment of Snam. Management notes that the increased equity risk of Eni shares due to the divestment of a business with low volatility had no impact on the assessment of the cost of capital used for the capital evaluations in the Exploration & Production, Refining & Marketing and Chemical segments. This conclusion is supported by the fact that in the past management adopted discount rates which excluded the mitigating effect of the lower volatility of Snam in the Eni’s portfolio; (ii) an appreciation of the country risk which factors in the perceived level of risk associated with each country of operations in terms of current trends and conditions in the macroeconomic, business, regulatory and socio-political framework as well as the consensus outlook; and (iii) a premium for the business risk.

Liquidity and leverage

In the foreseeable future, management is focused on preserving a solid balance sheet and strengthening the Company’s financial structure. Following the divestment of a significant interest in Snam and deconsolidation of the investee’s net borrowings as well as the transaction involving Eni’s interest in Galp, the Group achieved a substantial improvement in its leverage at 2012 year end down to 0.25. Management believes that this improved financial position is consistent with the Company’s new business profile, which features greater exposure to the Exploration & Production segment. See "Item 4 – Business developments".

For planning purposes, management projected the Company’s expected cash flows assuming a scenario of Brent prices at 90 $/BBL for the years 2013-2016 to assess the financial compatibility of its capital expenditure programs and dividend policy with internal targets of ratio of total equity to net borrowing. Under that assumption, in 2013 the ratio of net borrowings to total equity is projected to be substantially in line with the level achieved at the end of 2012 leveraging on cash flows from operations and portfolio management.

Going forward, management currently expects to seek to maintain this ratio within a target range of 0.1-0.3. This range will allow us to absorb temporary fluctuations in oil prices, the market environment and business results. The projected future cash flow from operations are estimated to fully fund capital expenditure plans. Furthermore management expects to deliver more than euro 10 billion of additional cash flows from asset disposal, mainly the divestment of the residual interest of Eni in Snam and Galp, the announced divestment of the 28.57% interest in Eni

East Africa and other marginal assets in the Exploration & Production segment. See "Item 5 – Material developments". Our cash flow projections are based on our Brent scenario of 90 $/BBL flat in the next four years. We note that the Brent price in the period January 1 to March 28, 2013 was 112.60 $/BBL on average. We estimated that our cash flow from operations may improve by around euro 120 million for each dollar increase in Brent prices on a yearly basis.

For planning purposes, management assumed an average exchange rate of approximately 1.30 U.S. dollars per euro in the 2013-2016 period. Given the sensitivity of Eni’s results of operations to movements in the euro versus the U.S. dollar exchange rate, trends in the currency market represent a factor of risk and uncertainty. See "Item 3 – Risk factors".

Dividend policy

Management plans to pay a dividend of euro 1.08 a share for fiscal year 2012 subject to approval from the General Shareholders’ Meeting scheduled for May 10, 2013. Of this, euro 0.54 per share was paid in September 2012 as an interim dividend with the balance of euro 0.54 per share expected to be paid in late May 2013. The dividend for fiscal year 2012 represents an increase of 4% compared to the 2011 dividend.

Given the Company’s changed business profile which entails both more growth options and more volatile results, as well as an improved balance sheet, management plans to distribute cash to shareholders by means of a revised dividend policy and share repurchases.

The new dividend policy contemplates a progressive, growing dividend at a rate which is expected to be determined year-to-year taking into account Eni’s underlying earnings and cash flow growth as well as capital expenditure requirements and the targeted financial structure. Management will also evaluate the achievement of the targeted production levels in the Exploration & Production segment, the status of renegotiations at gas long-term supply contracts in the Gas & Power segment and the delivery on efficiency gains in the downstream businesses. This dividend policy is based on management’s planning assumptions for oil prices at 90 $/BBL in the 2013-2016 period and a gradual European demand recovery.

In future years, management expects to continue paying interim dividends for each fiscal year, with the balance for the full-year dividend paid in the following year.

Management plans to commence a new buyback program, which has been authorized by the Shareholders Meeting for a total amount of euro 6 billion, at management’s sole discretion and when a number of conditions are met. These include, but are not limited to, a level of leverage which management assesses to be sound enough given market conditions and well within our target range limit of 0.3, and full funding of capital expenditure requirements and dividends throughout the plan period. In 2013, management would consider the activation of the buyback program, provided oil prices remain at current levels and Eni makes good progress on its business and cash flow targets.

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

Off-balance sheet arrangements

Eni has entered into certain off-balance sheet arrangements, including guarantees, commitments and risks, as described in "Item 18 – note 34 of the Notes to the Consolidated Financial Statements". Eni’s principal contractual obligations, including commitments under take-or-pay or ship-or-pay contracts in the gas business, are described under "Contractual Obligations" below. See the Glossary for a definition of take-or-pay or ship-or-pay clauses.

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

Eni has provided various forms of guarantees on behalf of unconsolidated subsidiaries and affiliated companies, mainly relating to guarantees for loans, lines of credit and performance under contracts. In addition, Eni has provided guarantees on the behalf of consolidated companies, primarily relating to performance under contracts. These arrangements are described in "Item 18 – note 34 - Guarantees, commitments and risks – of the Notes to the Consolidated Financial Statements".

Contractual obligations

Amounts in the table refer to expected payments, undiscounted, by period under existing contractual obligations commitments.

Maturity year

Total	2013	2014	2015	2016	2017	2018 and thereafter

(euro million)
Total debt	25,429	5,703	2,222	4,030	2,182	2,967	8,325
Long-term finance debt	21,997	2,555	2,090	3,941	2,180	2,956	8,275
Short-term finance debt	2,223	2,223
Fair value of derivative instruments	1,209	925	132	89	2	11	50
Interest on finance debt	4,693	840	725	622	550	465	1,491
Guarantees to banks	212	212
Non-cancelable operating lease obligations (1)	2,571	722	515	323	250	201	560
Decommissioning liabilities (2)	15,048	174	198	85	259	555	13,777
Environmental liabilities (3)	1,777	362	375	260	160	69	551
Purchase obligations (4)	263,753	20,761	19,486	19,394	17,815	16,482	169,815
Natural gas to be purchased in connection with take-or-pay contracts (5)	247,324	18,463	17,763	17,840	16,377	15,094	161,787
Natural gas to be transported in connection with ship-or-pay contracts (5)	12,105	1,746	1,303	1,263	1,159	1,119	5,515
Other take-or-pay and ship-or-pay obligations	1,715	171	170	163	156	146	909
Other purchase obligations (6)	2,609	381	250	128	123	123	1,604
Other obligations (7)	139	4	3	3	3	3	123
of which:
- Memorandum of intent relating to Val d’Agri	139	4	3	3	3	3	123

Total	313,622	28,778	23,524	24,717	21,219	20,742	194,642

(1)	Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividends, use assets or to take on new borrowings.
(2)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3)	Environmental liabilities do not include the environmental charge amounting to euro 1,109 million for the proposal to the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment cannot be reasonably estimated.
(4)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(5)	Such arrangements include non-cancelable, long-term contractual obligations to secure access to supply and transport of natural gas, which include take-or-pay clauses whereby the Company obligations consist of offtaking minimum quantities of product or service or paying the corresponding cash amount that entitles the Company to off-take the product in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors and on the basis of the long-term market scenarios used by Eni for planning purposes to minimum take and minimum ship quantities. See "Item 4 – Gas & Power – Natural gas purchases" and "Item 3 – Risk factors – Liberalization of the Italian natural gas market" for a discussion of nature and importance of Eni’s take-or-pay contracts and the related risks from the evolving regulatory environment that could negatively impact Eni’s results.
(6)	Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the United States of euro 2,113 million.
(7)	In addition to these amounts, Eni has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see "Item 18 – note 22 of the Notes to the Consolidated Financial Statements").

The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment as of December 31, 2012. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. Such costs are included in the amounts shown.

Total	2013	2014	2015	2016	2017 and thereafter

(euro million)
Committed on major projects	37,125	6,718	7,680	6,897	3,991	11,839
Other committed projects	21,902	6,940	3,782	1,584	1,100	8,496

Total	59,027	13,658	11,462	8,481	5,091	20,335

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements. For a description of how the Company manages the liquidity risk see "Item 18 – note 34 of the Notes to the Consolidated Financial Statements".

At December 31, 2012, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 12,173 million, of which euro 1,241 million were committed, and long-term committed unused borrowing facilities of euro 6,928 million. These facilities bore interest rates that reflected prevailing market conditions. Fees charged for unused facilities were immaterial. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 12.3 billion were drawn as of December 31, 2012.

Working capital

Management believes that, taking into account unutilized credit facilities, Eni’s credit rating and access to capital markets, Eni has sufficient working capital for its foreseeable requirements.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due.

For a description of how the Company manages the credit risk see "Item 18 – note 34 of the Notes to the Consolidated Financial Statements".

For information about credit losses in 2012 and the allowance for doubtful accounts see "Item 18 – note 9 of the Notes to the Consolidated Financial Statements".

Market risk

In the normal course of its operations, Eni is exposed to market risks deriving from fluctuations in commodity prices and changes in the euro versus other currencies exchange rates, particularly the U.S. dollar, and in interest rates. For a description of how the Company manages the Market risk see "Item 18 – note 34 of the Notes to the Consolidated Financial Statements".

Research and development

For a description of Eni’s research and development operations in 2012, see "Item 4 – Research and development".

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists the Company’s Board of Directors as at April 2013:

Name	Position	Year elected or appointed	Age

Giuseppe Recchi	Chairman	2011	49
Paolo Scaroni	CEO	2005	66
Mario Resca	Director	2002	67
Paolo Marchioni	Director	2008	43
Francesco Taranto	Director	2008	72
Carlo Cesare Gatto	Director	2011	71
Alessandro Lorenzi	Director	2011	64
Roberto Petri	Director	2011	63
Alessandro Profumo	Director	2011	56

In accordance with Article 17.1 of Eni’s By-laws, the Board of Directors is made up of 3 to 9 members.

The current Board of Directors was elected by the ordinary Shareholders’ Meeting held on May 5, 2011, which also established the number of Directors at nine for a term of three financial years. The Board’s term will therefore expire with the Shareholders’ Meeting called to approve the financial statements for the year ending December 31, 2013.

The Board of Directors is appointed by means of a slate voting system: slates may be presented by the shareholders representing at least 0.5% of share capital. One third of the Board is appointed from among the candidates of the non-controlling shareholders.

Giuseppe Recchi, Paolo Scaroni, Carlo Cesare Gatto, Paolo Marchioni, Roberto Petri and Mario Resca were candidates of the Ministry of the Economy and Finance. Alessandro Lorenzi, Alessandro Profumo and Francesco Taranto were candidates of institutional investors (non-controlling shareholders).

The Shareholders’ Meeting appointed Giuseppe Recchi as the Chairman of the Board of Directors and, on May 6, 2011, the Board appointed Paolo Scaroni as the Chief Executive Officer of the Company.

On the basis of Italian laws regulating the special powers of the State (see "Item 10 – Stock ownership limitation and voting rights restrictions"), the Minister of the Economy and Finance, in agreement with the Minister for Economic Development, may appoint another member of the Board of Directors, without voting rights, in addition to those appointed by the Shareholders’ Meeting. On the occasion of the last Board appointment, the Minister of the Economy and Finance opted not to exercise that power. Law Decree No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012, modified Italian legislation governing the special powers of the State to comply with European rules. The previous provisions (Article 2 of Law Decree No. 332/1994 ratified by Law No. 474/1994 and its implementing decrees), as well as the provisions of the By-laws which are inconsistent with the new rules, will be repealed by the last of the implementing ministerial regulations in the areas of energy, transport and communications. At the date of the filing of the present Form, the ministerial regulations had not been issued. Among the provisions to be repealed, those governing enforcement of Law No. 474/1994 related to Eni have been expressly identified. Albeit with some amendments, the provisions regarding the stock ownership limitations and voting rights restrictions pursuant to Article 3 of Law No. 474/1994 are still in force.

The following provides details on the personal and professional profiles of the Directors.

Giuseppe Recchi was born in 1964 and has been Chairman of the Board of Eni since May 2011. He is also Vice Chairman of GE Capital Interbanca SpA; a member of the board of directors and of the audit committee of Exor SpA; a member of the European Advisory Board of Blackstone and a member of the Massachusetts Institute of Technology E.I. External Advisory Board. He is also a member of the Italian Corporate Governance Committee, of the executive committees of Confindustria (where he chairs the Foreign Investment Committee), Assonime (Association of Italian Joint Stock Companies), Aspen Institute Italia; a member of the board of directors of FEEM-Eni Enrico Mattei Foundation, of the Italian Institute of Technology and of the LUISS Business School Advisory Board. He is co-Chair of the B20 Task Force on Improving Transparency and Anti-Corruption and director of the World Economic Forum Partnering Against Corruption Initiative. He holds a degree in Engineering from the Polytechnic of Turin. In 1989 he started his career as entrepreneur at Recchi SpA, a general contractor active in 25 countries in the construction of high-tech public infrastructure. Since 1994 he has served as Executive Chairman of Recchi America Inc., the U.S. branch of Recchi Group. In 1999 he joined General Electric, where he held several management positions in Europe and in the United States. He served as Director of GE Capital Structure Finance Group; Managing Director for Industrial M&A and Business Development for GE EMEA; President & CEO of GE Italy. Until May 2011 he was President & CEO of GE South Europe. Mr. Recchi was a member of the Organizing Committee for the Rome Candidacy for the 2020 Olympic Games, a member of the board of Permasteelisa SpA a member of the Advisory Board of Invest Industrial (private equity) and visiting professor in Structured Finance at Turin University.

Paolo Scaroni has been Chief Executive Officer of Eni since June 2005. He is currently a Non-Executive Director of Assicurazioni Generali, Non-Executive Deputy Chairman of the London Stock Exchange Group and a Non-Executive Director of Veolia Environnement. He also sits on the Board of Overseers of Columbia Business School and of Fondazione Teatro alla Scala. After receiving a degree in economics and business from Luigi Bocconi University in Milan in 1969, he worked for three years at Chevron, before obtaining an MBA from Columbia University, New York, and continuing his career at McKinsey. In 1973 he joined Saint Gobain, where he held a series of management positions in Italy and abroad, until his appointment as head of the glass division in Paris in 1984. From 1985 to 1996 he was deputy chairman and CEO of Techint. In 1996 he moved to the UK and served as CEO of Pilkington until May 2002. From May 2002 to May 2005 he served as Chief Executive Officer and General Manager of Enel. From 2005 to July 2006 he was Chairman of Alliance Unichem. In May 2004 he was decorated as Cavaliere del Lavoro of the Italian Republic. In November 2007 he was decorated as an Officier of the French Légion d’Honneur.

Mario Resca was born in 1945 and has been a Director of Eni since May 2002. He graduated from the Università Luigi Bocconi of Milan with a degree in Economics and Business. He is also Chairman of Confimprese, Deputy Chairman of Sesto Immobiliare SpA and Director of Mondadori SpA. After graduating he joined Chase Manhattan Bank. In 1974 he was appointed manager of Saifi Finanziaria (Fiat Group) and from 1976 to 1991 he was a partner at Egon Zehnder. In this period he was appointed Director of Lancôme Italia and of companies belonging to the RCS Corriere della Sera Group and the Versace Group. From 1995 to 2007 he was Chairman and Chief Executive Officer of McDonald’s Italia. He was also Chairman of Sambonet SpA and Kenwood Italia SpA, a founding partner of Eric Salmon & Partners, Chairman of the American Chamber of Commerce, General Director of Italian Heritage and Antiquities in the Ministry of Cultural Heritage and Activities and Chairman of Convention Bureau Italia SpA. He was decorated as a Cavaliere del Lavoro in June 2002.

Paolo Marchioni was born in 1969 and has been a Director of Eni since June 2008. He is a lawyer specializing in criminal and administrative law, and has been admitted to argue before the Supreme Court and the higher Courts. He has been Chairman of the Board of Directors of Finpiemonte partecipazioni SpA since August 2010. He serves as a consultant to government agencies and business organizations on business, corporate, administrative and local government law. He was Mayor of Baveno (Verbania) from April 1995 to June 2004 and Chairman of the Assembly of Mayors of Con.Ser.Vco from September 1995 to June 1999. Until June 2004 he was a member of the Assembly of Mayors of the Asl 14 health authority, the steering committee of the Verbania health district, the Assembly of Mayors of the Valle Ossola waste water consortium, the Assembly of Mayors of the Verbania social services consortium. From April 2005 to January 2008 he was a member of the Stresa (VB) city council. From October 2001 to April 2004 he was a Director of CIM SpA of Novara (merchandise interport centre) and from December 2002 to December 2005 a Director and executive committee member of Finpiemonte SpA. From June 2005 to June 2008 he was a Director of Consip SpA. He was Vice President and Provincial Councillor in charge of the budget, financial reporting, property, legal affairs and productive activities of the Province of Verbano-Cusio-Ossola from June 2009 to October 2011. He was Director of the Provincial Board of the Province of Verbano-Cusio-Ossola from October 2011 to November 2012.

Francesco Taranto was born in 1940 and has been a Director of Eni since June 2008. He is currently Vice Chairman of Banca CR Firenze SpA (Cassa di Risparmio di Firenze SpA). He is also a Director and member of the Executive Committee of Rimorchiatori Riuniti SpA. He started working in 1959 in a stock brokerage in Milan. From 1965 to 1982, he worked at Banco di Napoli as deputy manager of the stock market and securities department. He held a series of management positions in the asset management field, notably as manager of securities funds at Eurogest from 1982 to 1984, and General Manager of Interbancaria Gestioni from 1984 to 1987. After moving to the Prime group (1987 to 2000), he was Chief Executive Officer of the parent company for an extended period of time. He was Director of ERSEL S.I.M., member of the steering council of Assogestioni and of the Committee for the Corporate Governance of listed companies formed by Borsa Italiana. He was a Director of Enel from October 2000 to June 2008.

Carlo Cesare Gatto was born in 1941 and has been a Director of Eni since May 2011. He graduated from the University of Turin with a degree in Economics and Business. He is a certified public auditor. He is currently Chairman of the Board of Statutory Auditors of RAI SpA, Natuzzi SpA, Difesa Servizi SpA, Rainet SpA and Director of Arcese Trasporti SpA. He has taught courses in Finance, Administration and Control at the Isvor Fiat SpA training institute. In 1968 he was hired by Impresit as Chief Accountant, where he managed the finance department of the local branch in Jordan. He joined the Fiat Group in 1969 where over the years he held a series positions of increasing responsibility in the area of finance, administration and control. From 1979 to 1990 he was in charge of Financial Reporting at the Fiat Group and was also responsible for controlling of the transport companies of the Fiat Group operating public transport concessions (Sapav, Sadem, Sita) and oversaw their subsequent sale. In 1990 he was appointed Joint Manager of Finance and Control of the Fiat Group, before becoming, in 1998, Chief Administration Officer (CAO). From 2000 to

2004, he was Chief Executive Officer and Deputy Chairman of Business Solutions, a new sector created by Fiat to provide business services. In 1993 he was the Italian Representative to the European Commission for the fiscal harmonization of the Member States. In 1992 he was decorated as Cavaliere Ordine al Merito of the Italian Republic and, in 1995, an Ufficiale Ordine al Merito of the Italian Republic.

Alessandro Lorenzi was born in 1948 and has been a Director of Eni since May 2011. He is currently a founding partner of Tokos Srl, a securities investment consulting firm, and Chairman of Società Metropolitana Acque Torino SpA, and a Director of Ersel SIM SpA, Millbo SpA and Sicme Motori Srl. He began his career at SAIAG SpA, in the Administration and Control area. In 1975 he joined Fiat Iveco SpA where he held a series of positions: Controller of Fiat V.I. SpA, Head of Administration, Finance and Control, head of Personnel of Orlandi SpA in Modena (1977-1980) and Project Manager (1981-1982). In 1983 he joined the GFT Group, where he was head of Administration, Finance and Control of Cidat SpA, a GFT SpA subsidiary (1983-1984), Central Controller of the GFT Group (1984-1988), Head of Finance and Control of the GFT Group (1989-1994) and Managing Director of GFT SpA, with ordinary and extraordinary powers over all operating activities (1994-1995). In 1995 he was appointed Chief Executive Officer of SCI SpA, where he oversaw the restructuring process. In 1998 he was appointed Central Manager and, subsequently, Director of Ersel SIM SpA, a position he held until June 2000. In 2000 he became Central Manager of Planning and Control at the Ferrero Group and General Manager of Soremartec, the technical research and marketing company of the Ferrero Group. In May 2003 he was appointed CFO of the Coin Group. In 2006 he became Central Corporate Manager at Lavazza SpA, serving as a member of the Board of Directors from 2008 to June 2011.

Roberto Petri was born in 1949 and has been a Director of Eni since May 2011. He graduated with a degree in law from the Università degli Studi "Gabriele D’Annunzio" of Chieti and Pescara. He has been member of the Board of Directors of the Ravenna Festival since 2007 and he has been Chairman of Italimmobili Srl since 2011. In 1976 he was hired by Banca Nazionale del Lavoro (BNL) where he held a series of positions: head of the "Lending Advisory" of BNL in Busto Arsizio (1982), Deputy Manager for the industrial division at the BNL branch in Ravenna (1983-1987), Area Chief of BNL in Venice (1987-1989) and Joint Manager of the central office of BNL in Rome (1989-1990). In 1990 he was appointed commercial manager at Banca Popolare and in 1994 transferred, holding the same position, to Cassa di Risparmio di Ravenna Group (Carisp Ravenna and Banca di Imola). From 2001 to 2006 he was Chief Secretary to the Under-Secretary of Defence, where he was mainly involved in the Defence Ministry’s contacts with industry and international relations. From 2008 to 2011 he was Chief Secretary of the Minister of Defence. From 2003 to 2006 he was a Director of Fintecna SpA and from 2005 to 2008 a Director of Finmeccanica SpA.

Alessandro Profumo was born in 1957 and has been Director of Eni since May 2011. He received a degree in Business Administration from Università Luigi Bocconi of Milan. He is currently Chairman of Banca Monte dei Paschi di Siena, of Appeal Strategy & Finance Srl and member of the Supervisory Board of Sberbank. He is also member of the Board of Directors of the Bocconi University in Milan. He began his career in 1977 at the Banco Lariano, becoming Branch Manager in Milan. In 1987 he joined McKinsey where he was Project Manager in the strategy area for the finance sector. In 1989 he was appointed Head of relations with financial institutions and integrated development projects at Bain, Cuneo e Associati firm (now Bain & Co). In 1991 he left the consulting field to join RAS, Riunione Adriatica di Sicurtà, where he was given responsibility, as General Manager, for the banking and parabanking sectors. He was also in charge of expanding the revenues of that group’s bank and of the other group companies operating in the field of asset management. In 1994 he joined Credito Italiano as Joint Central Manager, with responsibility for Programming and Control, becoming General Manager in 1995. In 1997 he was appointed Chief Executive Officer of Credito Italiano and subsequently of Unicredit, a position he held until September 2010. On an international level he was Chairman of the European Banking Federation in Bruxelles and Chairman of the Internal Monetary Conference Washington. In May 2004 he was decorated as a Cavaliere del Lavoro.

Senior Management

The table below sets forth the composition of Eni’s Senior Management as at December 31, 2012. It includes the CEO, as General Manager of Eni SpA, the Chief Operating Officers, the Chief Financial Officer, the Chief Corporate Operations Officer and the Executives who report directly to the CEO.

Name	Management position	Year first appointed to current position	Total number of years of service at Eni	Age

Paolo Scaroni	General Manager of Eni	2005	8	66

Claudio Descalzi	Exploration & Production Chief Operating Officer	2008	32	57

Angelo Fanelli	Refining & Marketing Chief Operating Officer	2010	32	60

Umberto Vergine (a)	Gas & Power Chief Operating Officer	2012	29	55

Alessandro Bernini (b)	Chief Financial Officer	2008	17	52

Massimo Mondazzi (c)	Chief Financial Officer	2012	21	49

Salvatore Sardo	Chief Corporate Operations Officer	2008	8	60

Stefano Lucchini	International Relations and Communication Senior Executive Vice President	2005	8	50

Massimo Mantovani	General Counsel Legal Affairs Senior Executive Vice President	2006	20	49

Roberto Ulissi	Company Secretary Corporate Affairs and Governance Senior Executive Vice President	2006	7	50

Marco Petracchini	Internal Audit Senior Executive Vice President	2011	14	48

Marco Alverà	Trading Senior Executive Vice President (*)	2012	8	37

Salvatore Meli	Research and Technological Innovation Executive Vice President	2011	31	59

Leonardo Bellodi (d)	Government Affairs Executive Vice President	2012	7	47

Stefano Leofreddi (e)	Integrated Risk Management Senior Vice President	2012	27	52

Raffaella Leone	Executive Assistant to the CEO	2005	8	50

(a)	Since December 5, 2012, Paolo Scaroni has been Gas & Power Chief Operating Officer ad interim.
(b)	Until December 5, 2012.
(c)	As of December 5, 2012.
(d)	As of July 2, 2012.
(e)	As of April 10, 2012.
(*)	As of March 15, 2013, the Department has been renamed "Optimization & Trading".

The Chief Operating Officers, the Chief Financial Officer, the Chief Corporate Operations Officer and the Executive Assistant to the CEO, the Senior Executive Vice Presidents and the Government Affairs Executive Vice President and the Chief Executive Officer of Versalis SpA7 are permanent members of the Management Committee8, which advises and supports the CEO. The Chief Operating Officers, the Chief Financial Officer and the Senior Executive Vice President of the Internal Audit Department are appointed by the Board of Directors, acting upon a proposal of the CEO in agreement with the Chairman. Other members of Eni’s senior management are appointed by Eni’s CEO and may be removed without cause, except for the Senior Executive Vice President of the Internal Audit Department and the Company Secretary, who are appointed by the Board of Directors, the latter upon a proposal of the Chairman.

(7)	In May 2012, Polimeri Europa SpA changed its company name to Versalis SpA.
(8)	The Internal Audit Senior Executive Vice President attends the meeting of the Management Committee only for matters that lie within his competence.

Senior Managers

Claudio Descalzi was born in Milan in 1955. He received a degree in Physics in 1979 from the Politecnico University of Milan. He joined the Eni in 1981 as an Oil-Gas field petroleum engineering and project manager, following the development of the North Sea, Libya, Nigeria, and Congo. In 1990 he was appointed head of reservoir and operating activities for Italy. In 1994 he was named Managing Director of the Eni subsidiary in Congo and in 1998 became Vice Chairman and Managing Director of Naoc, Eni’s subsidiary in Nigeria. From 2000 to 2001 he held the position of Executive Vice President for Africa, Middle East and China. From 2002 to 2005 he was Executive Vice President for Italy, Africa, Middle East while also covering the role of Chairman of the Board of several Eni subsidiaries in the area. In 2006 he was appointed Deputy Chief Operating Officer of the Eni Exploration & Production Division. In 2012 he was awarded the "Charles F. Rand Memorial Gold Medal 2012" award by the Society of Petroleum Engineers and the American Institute of Mining Engineers. Since 2006 he has been President of Assomineraria and Vice President of Confindustria Energy. Since July 30, 2008 he has been Chief Operating Officer of Eni Exploration & Production Division.

Angelo Fanelli was born in Rome in 1952. He has a degree in mechanical engineering from the University La Sapienza in Rome. After gaining experience at other companies, he joined the Eni Group in 1981, and in the first seven years held "field" positions in the Extra-network and Network markets as Technical Assistant, Lubricants and Sales Promoter on the Motorway Network. From 1988 to 1993 he was Head of the Bologna and Florence sales areas. From 1994 to 2004 he held a number of positions in the Network sector. He was appointed Head of Road Network Management, Head of the Ordinary Network and subsequently Head of Business Network Italy and Head of the Agip Road Transport Division, before becoming Head of Retail Business at the R&M Division. From 2003 to 2004 he was Chairman and Managing Director of AgipRete SpA. In 2004 he was appointed Commercial Director Italy, a job he held until 2005 when he took up the position of Head of Logistics at the Genoa headquarters. In 2006 he was appointed Commercial Director (Executive Vice President) of the Refining & Marketing Division. Since 2008 he has been a member of the board of Europia in Brussels. Since April 2010 he has been Chairman of Eni Trading & Shipping SpA. Since June 2012 he has been member of the steering council of AISCAT. On April 6, 2010 he was appointed Chief Operating Officer of Eni SpA - Refining & Marketing.

Umberto Vergine was born in Milan in 1957. He is a Chartered Civil Engineer from Politecnico University of Milan and joined Eni in 1984. Having started his career at Agip as a Petroleum Engineer, he worked between 1985 and 1991 in Norway on the Ekofisk field, in Angola in Cabinda and in Libya in Tripoli. He then took the position of Production Manager of the Crema District in the North of Italy. Between 1993 and 2001, he held various leading positions overseas, managing different Eni E&P companies: District Manager of Agip UK in Aberdeen, District General Manager of Nigerian Agip Oil Co (NAOC) in Port Harcourt and General Manager of Petrobel Co in Egypt. In 2001 he was Managing Director of Lasmo Venezuela in Caracas. At the end of 2002 he was appointed Managing Director of Ieoc in Cairo. Returning to Italy in 2004, he held the following positions in the Eni E&P Division: Regional Vice President West Africa and Egypt; Senior Vice President for North Sea, Americas, Russia, Far East and Pacific; Senior Vice President Technologies & Services and Executive Vice President for South Europe, Central Asia, Far East and Pacific. In 2010 he was appointed Eni SpA Senior Executive Vice President for Studies and Research. He has been member of the Board of Directors of Saipem SpA, of Eni Trading and Shipping, of Eni Foundation and Eni’s representative on the Board of the Fondazione Politecnico of Milan. From January 2012 until December 5, 2012 was been Chief Operating Officer of the Gas & Power Division9. On December 5, 2012 he was appointed Chief Executive Officer and non-independent executive Director of the Board of Directors of Saipem SpA.

Alessandro Bernini was born in 1960 in Borgonuovo Val Tidone, in the province of Piacenza, Italy. He started his career in 1979 at Neutra Revisioni Sas, based in Milan, first as Junior Accountant in the Auditing Activities Department then as Accountant in Charge. In 1981, he joined Ernst & Young thereafter becoming Senior, Supervisor and Manager. On January 1, 1995 he was appointed Partner of the Company and Chartered Accountant Manager for the Areas of Piacenza, Parma and Cremona and Technical Manager for the branch based in Brescia. In the same period he was also engaged as a Lecturer for post-graduate Master’s Degree courses at the Universities of Pavia and Parma. On September 1, 1996 he joined the Eni Group as Administration Department Manager for Saipem SpA. In 2006 he was appointed Group Chief Financial Officer for Saipem SpA. He has held executive management roles in many important companies of the Saipem Group. From August 1, 2008 until December 5, 2012 he was Chief Financial Officer of the Eni Group.

Massimo Mondazzi was born in Monza in 1963. He received a degree in Business Administration from the University L. Bocconi in Milan in 1987. Before joining Eni in 1992, his early career was spent gaining professional experience in industrial and consulting firms. He worked in the Administration and Control area of the Eni Exploration and Production Division until 2006, where he reached the level of Director. From 2006 to 2009, he was the Director of Planning and Control for the Eni Group, before returning to the Exploration & Production Division as the Executive Vice President for Central Asia, Far East and Pacific Region. In the last three years of his tenure as Executive Vice President for Central Asia, Far East and Pacific Region, he contributed to the consolidation of Eni’s activities in the Exploration and Production Division, to the launch of new development projects and to Eni’s entry into new countries.

(9)	Since December 5, 2012, Paolo Scaroni has been Chief Operating Officer of Eni Gas & Power Division ad interim.

Since December 5, 2012 he has been Chief Financial Officer of the Eni Group and the officer responsible for preparing financial reporting documents pursuant to Article 154-bis of Italian Legislative Decree No. 58/1998.

Salvatore Sardo was born in Turin in 1952. He has been Chief Corporate Operations Officer of Eni SpA since November 2008, reporting directly to the Chief Executive Officer with responsibility for policies and control of procurement, the department of human resources and organization, the department of Information & Communication Technology, Health, Safety, Environment & Quality, Security, Compensation & Benefits and the subsidiary EniServizi. Since April 8, 2009, he has also been the Chairman of Eni Corporate University. From April 27, 2010 to October 15, 2012 he was also Chairman of Snam SpA10. He graduated with a degree in Economics from the University of Turin. He is also a Chartered Accountant and Auditor. From 1976 to 1981 he worked with Coopers & Lybrand as auditor, rising the position of supervisor. From 1981, he served at Stet as Head of Control for manufacturing. In 1991 he was appointed to the position of co-central director and, from 1992 to 1996, central director of Planning and Control. He was appointed in 1997 as deputy general manager of finance, administration and control at Telecom Italia. From 1998 to June 2001, he was Chairman of Seat Pagine Gialle SpA. From October 1999 he served as operational head of the Real Estate Department of Telecom Italia. He has been Chairman of EMSA, Chairman and CEO of EMSA Servizi and Chairman and CEO of IMMSI, a company listed on the Milan Stock Exchange, as well as operational Chairman of TELIMM, IMSER and Telemaco, companies operating in the same sector. From November 2000, he served as head of the Real Estate and Services business unit of Telecom Italia. From October 2001 he was head of the Real Estate and General Services operating unit, reporting to the Chief Executive Officer of Telecom Italia. From February 2003 he worked as group head of Procurement, Services and Security of Enel SpA, reporting directly to the Chief Executive Officer, with a volume of procurement of over euro 3 billion. In 2005, he was appointed Senior Executive Vice President Human Resources and Business Services of Eni SpA, reporting to the Chief Executive Officer, with responsibility for policies and control of the Information & Communication Technology department and the subsidiary EniServizi. In July 2011 he was decorated as Grande Ufficiale dell’Ordine al merito of the Italian Republic. On June 2008 he was decorated as Commendatore dell’Ordine al merito of the Italian Republic. From April 2008 to April 2011 he was a member of the Board of Directors and the Remuneration Committee of Saipem. He has also served as a standing statutory auditor of Italtel, Finsiel and Telecom Italia.

Stefano Lucchini was born in Rome in 1962. He is married with two children and has a degree in Economics from the LUISS University of Rome. His first job was in the research department at Montedison. After a period as assistant to the Chairman of the Energy and Commerce Committee of the U.S. Congress in Washington D.C., he served as director of communications at Montedison USA in New York. Returning to Italy in 1993, he was responsible for financial communications and investor relations for the Montedison Group. He joined Enel in 1997 as Head of corporate communications, and investor relations (where he oversaw the company’s IPO) and subsequently as the Group’s head of external relations. He has also been the head of external relations for Confindustria, the Italian employers’ federation. In June 2002 he was appointed head of external relations for the Banca Intesa Group. In July 2005 he was appointed as Eni’s Senior Executive Vice President of public affairs and corporate communication and, since July 2012, he has been Senior Executive Vice President of international relations and communication and chairman of Eni USA Inc. He teaches at the Advanced School of Journalism at the Catholic University of Milan, of which he is also a member of the evaluation committee. Since 2007 he has been a member of the Supervisory Board of Confindustria and of the executive board of UPA. He is also a member of the boards of Censis, Fondazione Eni Enrico Mattei (FEEM) and Eni Foundation. Since 2005 he has been a member of the Board of Directors of AGI. He is a Grand Officer of Order of Merit of the Italian Republic and was awarded the Silver Cross Medal by the Italian Red Cross. He is a Member of the Advisory Board LUISS MBA Program and member of the Board of Directors both of the American Chamber of Commerce in Italy and Unindustria and a director of the Energy Foundation. He is a visiting fellow at Oxford University.

Massimo Mantovani was born in Milan in 1963. He has a degree in Law from the Università Statale di Milano and a Master in Law (LLM) from the University of London. He is registered to practice law in Italy and in England as solicitor. For around 5 years he worked for a number of law firms in Milan and London before joining the legal department of Snam SpA in 1993. In October 2005 he was appointed as Legal Affairs Senior Executive Vice President of Eni SpA after a period in which he was legal director of the Gas & Power Division of Eni. Since 2005 he has been a member of the Board of Directors of Snam Rete Gas SpA11 and is a member of the Watch Structure of Eni SpA.

Roberto Ulissi was born in Rome in 1962. He is qualified as a lawyer. After a number of years spent as a lawyer at the Bank of Italy, in 1998 he was appointed General Manager at the Ministry of the Economy and Finance, head of the Banking and Financial System and Legal Affairs Department. He was a director of Telecom Italia, Ferrovie dello Stato, Alitalia, Fincantieri and a government representative on the Governing Council of the Bank of Italy. He was also a member of numerous Italian and European commissions representing the Ministry of the Economy, including, at a national level, the Commission for the Reform of Corporate Law and, at the EU level, the Financial Services Policy Group, the Banking Advisory Committee, the European Banking Committee, the European Securities Committee, and the Financial Services Committee. He was also special professor of banking law at the University of Cassino. He is a

(10)	Until January 1, 2012 the company name was Snam Rete Gas SpA.
(11)	From January 1, 2012 Snam Rete Gas changed its company name in Snam SpA.

Grande Ufficiale of the Italian Republic. Since 2006 he has been Senior Executive Vice President Corporate Affairs and Governance and Company Secretary of Eni. He is also a director of Eni International BV.

Marco Petracchini was born in Rome in 1964. He graduated cum laude in economics from the University La Sapienza in Rome in 1989. After graduation, he was hired by Esso Italiana where he held a number of positions in the IT, Finance and Auditing sectors. He joined Eni in 1999, where he was rapidly promoted in the Internal Audit Department. He is currently Senior Executive Vice President of the Internal Auditing Department and supervisor of the Internal Control function. He is also a member of the Control Body and Secretary of the Internal Control Committee of Eni SpA. He holds international qualifications, including that of Certified Internal Auditor (CIA), awarded by the Institute of Internal Auditors with which he also gained an honorable mention, and Certified Fraud Examiner (CFE), awarded by the Association of Certified Fraud Examiners.

Marco Alverà graduated from the London School of Economics in 1997 with a degree in Philosophy and Economics. He is currently an Associate Fellow at the Oxford University Centre for Corporate Reputation, where he specializes in developing and teaching case studies on doing business in Africa. He started his career at Goldman Sachs in London in 1997 in M&A and Private Equity. In 2000 he co-founded Netesi, Italy’s first broadband ADSL company. From 2002 to 2005 he joined Enel as Head of Group Corporate Strategy before becoming in 2004 Chief Financial Officer of Wind Telecom, overseeing the sale of Wind to Orascom. He joined Eni in 2005 as Assistant to the CEO for special initiatives. In 2006 he was appointed Director of Supply & Portfolio Development at Eni Gas & Power Division and Chief Executive Officer of Bluestream and Promgas. In 2008 he moved to Eni Exploration & Production Division where he was appointed Executive Vice President for Russia, North Europe and Americas. In these countries he managed operations and led negotiations with governments and other international oil companies. Since 2010 he has been Chief Executive Officer of Eni Trading and Shipping SpA, which manages all the commodity trading and shipping activities for Eni. As of January 16, 2012 he is also Senior Executive Vice President of Eni Trading Business Unit12. He has served on the Board of Gazprom Neft and is Chairman of the Board of Eni’s Russian subsidiaries.

Salvatore Meli was born in Torre del Greco in 1953. After earning his degree in Chemical Engineering, in 1980 he began his career as a researcher, gradually taking on positions of greater responsibility until 1992, when he became Head of Applied Research in Engineering at Eni Research. In 1998 he became Head of Research of Eni Technologies and took over responsibility for the entire Department of Engineering, Modeling and Pilot Systems, a position he retained until 2003. In January 2004 he was appointed Head of Planning Technology and Development at Eni Corporate, and then, in August 2006, he took the position of Director of Research and Technological Innovation of the E&P Division, with the aim of enhancing the role of technological innovation as a lever in strengthening the competitive position of the E&P business. On January 1, 2008 he was appointed Head of Technologies in Strategic Management and Research at Eni Corporate, with responsibility for monitoring the development of technologies of interest to Eni’s activities and for identifying development opportunities for new technologies and new energy sources. In this position, particular emphasis was placed on activities enhancing intellectual property through a significant increase in the number and quality of patents filed. On June 10, 2009, as part of Eni Corporate Management Studies and Research, he was appointed Executive Vice President of Research & Technological Innovation; since August 2, 2011 he has been reporting directly to the Chief Executive Officer under the aegis of the Research & Technological Innovation Department.

Leonardo Bellodi was born in Venice in 1965. After graduating with a degree in law, he worked at the United Nations and for international law firms. He is the author of numerous publications and has taught international and EU law. In 1998 he was hired as Head of the Eni Delegation to the European Union. Since his return from Brussels in 2006, he has held positions of increasing responsibility at Eni’s Department of Public Affairs and Communication, and in 2011 he was appointed as Public Affairs Executive Vice President. Since July 2012 he has been Executive Vice President of Government Affairs, reporting directly to the Chief Executive Officer of Eni SpA. Since 2009 he has also been Chairman of the Board of Directors of Syndial SpA.

Stefano Leofreddi was born in Rome in 1960. He graduated with a degree in economics and, after experience as a researcher at the International Trade Centre (UN/WTO) in Geneva, he joined Eni in 1986, working in planning and control at EniChem, where he remained until 1998, in positions of increasing responsibility. Then, at Eni Corporate, he was in charge of major innovation projects in the administration and control area until 2001, when he was appointed Head of Administration and Control at Stogit, where he contributed to the company’s start up. Returning to Eni Corporate in 2007, he coordinated the Eni gas infrastructure functional unbundling program (Snam13, Italgas, Stogit). In 2009 he was appointed Head of Risk Control and Financial Systems. He is currently Senior Vice President of Integrated Risk Management, reporting directly to the Chief Executive Officer.

Raffaella Leone with Eni since 2005, she is the Executive Assistant to the CEO of Eni. She is President of Servizi Aerei SpA, Vice President of Eni Foundation, member of the Board of Directors of the news agency AGI (Agenzia Giornalistica Italia) and of the Board of Directors of Fondazione Eni Enrico Mattei. Previously, she was the Executive Assistant to the CEOs of Enel (from May 2002 to 2005) and of Pilkington (from 1996 to May 2002).

(12)	As of March 15, 2013, the Department has been renamed "Optimization & Trading".
(13)	As of January 1, 2012, the company name was Snam Rete Gas SpA.

Compensation

Board members’ emoluments are determined by the Shareholders’ Meeting, while the emoluments of the Chairman and CEO, in relation to the powers entrusted to them, are determined by the Board of Directors considering relevant proposals made by the Compensation Committee and after consultation with the Board of Statutory Auditors.

Moreover, in accordance with the applicable legal and regulatory duties (Article 123-ter of Legislative Decree No. 58 of February 24, 1998 and Article 84-quater of Consob Decision No. 11971 of May 14, 1999, and subsequent modifications) and in line with the Corporate Governance Code recommendations, the Board of Directors approves and submits to the annual Shareholders’ Meeting, the guidelines for the remuneration of Directors, Chief Operating Officers of Eni Division and other Managers with strategic responsibilities.

Main elements of the remuneration policy defined for 2013 and of the 2012 compensation of the Chairman, the CEO, other Board members and Eni’s three General Managers are described below.

CHAIRMAN OF THE BOARD OF DIRECTORS

Shareholder established remuneration
The Shareholders’ Meeting of May 5, 2011, set remuneration of the Chairman of the Board of Directors, envisaging a fixed gross annual compensation for the mandate equal to euro 265,000, unchanged with respect to the previous mandate. In addition, the Shareholders’ Meeting resolved as for the other Directors, an annual bonus connected to the Eni’s performance in terms of total return to shareholders, as benchmarked to that achieved by the other seven largest international oil companies in terms of market capitalization (Exxon, Shell, Chevron, British Petroleum, Total, Conoco, and Statoil). The incentive is paid in the amount of euro 80,000 or euro 40,000, unchanged with respect to the previous mandate, in case Eni ranks first or second, or third or fourth, respectively in a given year. In the absence of such results, the bonus is not paid. In 2012, the Company did not meet the performance conditions to award the bonus.

Remuneration for powers delegated
On June 1, 2011, the Board of Directors defined an additional remuneration for the powers delegated to the Chairman in conformity with the Company’s By-laws. To that end, a fixed annual emolument in the amount of euro 500,000 gross was established, unchanged from the previous mandate, as well as a variable annual component with a minimum, target and a maximum incentive level respectively set at 51%, 60% and 78% of the fixed emolument established for the delegated powers. The objectives for the incentives that will be paid in 2013 are focused on Eni’s economic/financial and operational/industrial performance results achieved by Eni during the year prior to that of the payment and on the implementation of the strategic and sustainability guidelines defined in the Strategic Plan. Studies are in progress regarding the introduction of specific objectives on the activities carried out by the Chairman to ensure the effective functioning of the Board of Directors, for the incentive that will be paid in 2014.

Treatments established in the event of termination of office or employment
No specific treatments are envisaged upon the termination of the office of the Chairman or agreements that envisage indemnities in the case of early termination of the mandate. In any case, the Committee is entitled to propose to the Board the possible payment of an indemnity, upon completion of the mandate, commensurate with the compensation received and with the achievement of performance of particular relevance to Eni.

Benefits
Insurance related benefit, including the case of risk of death and disability, are envisaged for the Chairman.

NON-EXECUTIVE DIRECTORS

Shareholder established remuneration
The Shareholders’ Meeting of May 5, 2011, set remuneration of the Directors for the 2011-2014 mandate, envisaging a fixed gross annual compensation for the mandate equal to euro 115,000, unchanged from the previous mandate. In addition, the Shareholders’ Meeting resolved an annual bonus connected to Eni’s performance in terms of total return to shareholders, as benchmarked to that achieved by the other seven largest international oil companies in terms of market capitalization (Exxon, Shell, Chevron, British Petroleum, Total, Conoco and Statoil). The incentive is paid in the amount of euro 20,000 or euro 10,000, unchanged with respect to the previous mandate, in case Eni ranks first or second, or third or fourth, respectively in a given year. Absent such results, the bonus is not paid. In 2012, the Company did not meet the performance conditions to award the bonus.

Compensation for participation in Board committees
For non-executive and/or independent Directors, it is confirmed the payment of additional annual compensation for participation in Board committees, as follows:
•	for the Control and Risk Committee, compensation equal to euro 45,000 for the Chairman and euro 35,000 for other members was envisaged, with regards to the more significant role played by the Committee in supervising company risk;
•	for the Compensation Committee and the Oil-Gas Energy Committee compensation, equal to euro 30,000 for the Chairman and euro 20,000 for other members, already envisaged in the previous mandate; and
•	for participation on the Nominating Committee, established in July 2011, no compensation is paid.

In the case of participation on more than one Committee (with the exception of the Nominating Committee), a 10% reduction will apply.

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

In addition, in his role as Eni Executive, the General Manager is also entitled to receive the indemnities due for travel, both in Italy and abroad. This is in line with applicable provisions in the relevant national collective labor agreement for managers and in the complementary company level agreements.

Annual variable incentives
The annual variable incentive plan envisages compensation determined with reference to a minimum (performance = 85), a target (performance = 100) and a maximum incentive level (performance = 130), set at 87.5%, 110% and 155% of the total fixed remuneration, respectively, based on the results achieved by Eni in the previous year, as measured according to a performance scale 70÷130, in relation to the weight assigned to each (below 70 points the performance of each objective is considered zero and the minimum overall performance is set at 85 points).

The objectives set for the incentives which will be paid in 2013, are focused on: (i) the implementation of strategic, financial and sustainability policies (30%) in terms of reserve allocation, increase in exploration resources, optimization of business activities, financial leverage, maintenance of Eni's presence in the "Ftse4good" index and the "Dow Jones Sustainability Index"; (ii) the operating performance of the Divisions (30%); (iii) adjusted EBIT (30%); and (iv) the efficiency program (weight 10%).

The Company’s Compensation Committee is entitled to propose to the Board of Directors extra compensation to the Chief Executive Officer and General Manager in the case of achievement of strategic transactions or arrangements that strengthen the Company’s competitive position over the medium-long term.

Long-term variable incentives The long-term variable component consists of two distinct plans:
•	Deferred Monetary Incentive Plan (DMI), also envisaged for managers of the Company, with three annual assignments, starting in 2012 based on Company performance measured in terms of EBITDA (Earnings before interest, tax, depreciation and amortization). This parameter is generally used in the oil&gas sector as an indicator of performance and is in line with Eni's growth and consolidation strategy for the Company's current placement in business areas. The assignment and payment of the incentive after a three-year vesting period, are subject to the following conditions: (i) the incentive to be assigned each year is determined in relation to the EBITDA results carried out by the Company during the previous year, measured on a performance scale 70÷130, with a minimum, target and maximum value of 38.5%, 55% and 71.5%, respectively of total fixed remuneration. Where results are below the minimum performance level, no assignment is made; and (ii) the incentive to be paid at the end of the three-year vesting period is determined on the basis of the average annual EBITDA results achieved during the vesting period, as a percentage between zero and 170% of the assigned value. The annual performance is evaluated on a scale between 70% and 170% (below the minimum threshold of 70%, performance is assumed to be zero). Should the current office not be renewed, the payment of each incentive assigned will occur at the natural expiry of the relative vesting period, in accordance with the performance conditions defined in the Plan.
•	Long-Term Monetary Incentive Plan (LTMI) linked to the results of profitability achieved by the Company in connection with its main international competitors, and extended to all critical managerial resources to the business. This Plan, adopted in the previous mandate in place of the Stock Option Plan which has not been operational since 2009, was confirmed by the Board of Directors on June 1, 2011, at the last renewal of the company's bodies. For the Chief Executive Officer and General Manager three annual assignments are envisaged, as of 2011, subject to the following conditions: (i) the target incentive to be assigned each year is determined on the basis of a valorization process of the previous Stock Option Plan, performed by specialized external companies on the basis of procedures and criteria established by the Board, taking into account the value of Eni share; and (ii) the incentive to be paid at the end of the three-year vesting period is determined in relation to the results achieved in terms of variation of the Adjusted Net Profit + Depletion Depreciation & Amortization (DD&A) parameter recorded in the three-year period, in relative terms, with respect to other major international companies, based on capitalization (Exxon, Shell, Chevron, British Petroleum, Total, Conoco). This incentive is defined as a percentage of the amount assigned according to the average annual placements achieved in the vesting period of the companies in the peer group according to the following scale: 1st place = 130%; 2nd place = 115%, 3rd place = 100%; 4th place = 85%; 5th place = 70%; 6th and 7th place = 0%. Should the current office not be renewed, the payment of each incentive assigned will occur at the natural expiry of the relative vesting period, in accordance with the performance conditions defined in the Plan.

Treatments established in the event of termination of office or employment
The following is envisaged for the Chief Executive Officer and General Manager, in accordance with the practices of the reference market and unchanged from the previous mandate, also considering the entitlements already accrued within the employment relationship, established before March 31, 2010, and due to which, in accordance with the Corporate Governance Code, the recommendations pursuant to criteria 6.C.1, letter f) of the same Code results not applicable:
•	upon termination of the employment relationship, in connection with the expiry or early termination of the current mandate, an indemnity is envisaged, in addition to the severance pay due upon termination of employment and in lieu of any obligations regarding prior notice, defined as a fixed component of euro 3,200,000 and a variable component based on the value of the annual variable incentive calculated with respect to the average of Eni performance in the three-year period 2011-2013; the indemnity is undue should the termination of the employment relationship meets the requirements of due cause, in case of death and of resignation from office for reasons other than an essential reduction of the powers currently attributed;
•	at the end of the mandate, it is recognized a treatment which, in relation to fixed remuneration and to the 50% of the maximum variable remuneration earned for the administrative role alone, guarantees a social security contribution and severance pay equal to that paid by Eni for the management employment relationship; and
•	in relation to the obligation assumed by the Chief Executive Officer and General Manager to not carry out any type of activities that could be in competition with that performed by Eni for a period of one year after termination of the employment relationship, in all of Italy, Europe, and North America, the payment of a fee equal to euro 2,219,000 is envisaged.

In any case, the Committee is entitled to propose to the Board, upon the conclusion of the mandate, a possible increase to the amounts due upon termination of office, in the case that, over the course of the three-year period, notable results were obtained.

Benefits
For the Chief Executive Officer and General Manager, unchanged from the previous mandate and the policy enacted in 2012, insurance related benefits, also in the case of risk of death or disability, are envisaged, and, in respect of the provisions of the relevant national collective labor agreement and the complementary Company level agreement for Eni senior managers ("Dirigenti"), enrolment in the supplementary pension plan (FOPDIRE) as well as in the supplementary health plan (FISDE) is envisaged, together with the use of a company car.

CHIEF OPERATING OFFICERS OF DIVISIONS
AND OTHER MANAGERS WITH STRATEGIC RESPONSIBILITIES

Fixed remuneration
Fixed remuneration is determined on the basis of the role and the responsibilities assigned, considering the average compensation levels seen in the market of large national and international companies for roles of a similar level of responsibility and complexity and that may be updated periodically, in the context of the annual salary review process that involves all managerial staff. The Guidelines for 2013, in consideration of the reference context and current market trends, envisage selective criteria, while in any case maintaining appropriate levels for competitiveness and motivation. In particular, the actions proposed regard: (i) interventions to update the fixed amount aimed at holders of roles that increased their area of responsibility or with positioning below the average of the reference market; and (ii) one-time extraordinary interventions connected to achieving results or projects or particular importance during the year.

In addition, like all other senior managers, the Chief Operating Officers of Divisions and other Managers with strategic responsibilities are also entitled to receive the indemnities due for travel, both in Italy and abroad, in line with the applicable provisions in the relevant national collective labor contract for senior managers and in the complementary company level agreements.

Annual variable incentives
The annual variable incentive plan envisages compensation determined with reference to the Eni, business area, and individual performance results for the previous year and measured in accordance with a performance scale of 70÷130 with a minimum incentive level equal to 85 points, below which no incentive is due, as already described for the Chief Executive Officer and General Manager. The target incentive level (performance = 100) is differentiated based on the role held, up to a maximum equal to 60% of the fixed remuneration.

With regards to the Chief Operating Officers and other Managers with strategic responsibilities, the objectives are determined on the basis of those assigned to the Chief Executive Officer and General Managers, and are focused, for each business area, on economic/financial, operational and industrial performance, on internal efficiency, and issues of sustainability (in terms of health and safety, environmental protection, relations with stakeholders) as well as on individual objectives assigned in relation to the area of responsibility for the role held, in accordance with the Company’s Strategic Plan.

Long-term variable incentives
Chief Operating Officers and other Managers with strategic responsibilities, in line with that envisaged for the Chief Executive Officer and General Manager, participate in the Long-Term Incentive Plans approved by the Board of Directors on March 15, 2012, with the following characteristics:
•	Deferred Monetary Incentive Plan (DMI), designed for the managerial resources who have delivered performance results envisaged within the annual variable incentive plan. The 2012-2014 Plan envisages three annual assignments, as of 2012 with the same performance conditions and characteristics as described above for the Plan of the Chief Executive Officer and General Manager. For Chief Operating Managers and other Managers with strategic responsibilities, the incentive to be assigned each year is determined in relation to the EBITDA results achieved by the Company in the previous year, measured on a performance scale of 70-130. The target incentive level is differentiated based on the role up to a maximum of 40% of the fixed remuneration. The incentive to be paid at the end of the three-year vesting period is determined on the basis of the average annual EBITDA results achieved during the three-year period as a percentage between zero and 170% of the assigned value; and
•	Long-Term Monetary Incentive Plan (LTMI), designed for critical managerial resources. The 2012-2014 envisages three annual assignments, as of 2012, with the same performance conditions and characteristics as envisaged in the Plan of the Chief Executive Officer and General Manager. For Chief Operating Officers and other Managers with strategic responsibilities, the incentive to be assigned at target level is differentiated by role, up to a maximum of 50% of the fixed remuneration. The incentive to be paid at the end of the three-year period in question is determined as a percentage of the amount assigned on the basis of the average annual placement in the three-year period with respect to other companies of the peer group, between zero and 130% of the assigned value.

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

Treatments established in the event of termination of office or employment
For Chief Operating Officers and other Managers with strategic responsibilities, the employment termination treatments established in the relevant national collective labor contract are provided, together with any other additional severance indemnity agreed on an individual basis upon termination, according to the criteria established by Eni for cases of early resolutions and/or retirement; these criteria take into account the retirement age and actual age of the manager at the time of termination of employment and the remuneration received annually. Specific compensation for cases in which it is necessary to stipulate non-competition agreements may also be envisaged.

Benefits
For the Chief Operating Officers of Eni Divisions and other Managers with strategic responsibilities, unchanged from the policy enacted in 2012, and in respect of the provisions of the relevant national collective labor agreement and the complementary company level agreements for Eni senior managers, insurance related benefits, also in case of death and disability, and the enrolment in the supplementary pension plan (FOPDIRE) as well as in the supplementary health plan (FISDE) are envisaged, together with the use of a company car.

MARKET REFERENCES AND PAY MIX

The remuneration benchmarks used for the various types of roles, are indicated as follows: (i) for the Chairman and non-executive Directors, references relative to similar roles in the largest national listed companies by capitalization; (ii) for the Chief Executive Officer and General Manager, benchmarks relative to similar roles in national and European largest listed companies by capitalization and in the main international companies in the Oil sector; and (iii) for Chief Operating Officers of Divisions and Managers with strategic responsibilities, benchmarks relative to roles with the same level of responsibility and managerial complexity in large national and international industrial companies.

The 2013 remuneration policy guidelines lead to a remuneration mix in line with the management positions held, with greater weight given to the variable component, in particular over the long term, for those position having a greater impact on Company results.

With the exception of the CEO as described above, none of the Directors of Eni has service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Pursuant to Article 84-quater of Consob Decision No. 11971 of May 14, 1999, and subsequent modifications, the table below reports individual remuneration earned in 2012 by each Member of the Board of Directors, Statutory Auditors, and Chief Operating Officers. The overall amount earned by other Managers with strategic responsibilities is reported too.

Following the mentioned amendment, the table reports the total amount of emoluments paid during the year 2012.

(euro thousand)

Variable non-equity remuneration

Name	Notes	Office	Term of office	Office expiry (*)	Fixed remuneration	Committee membership remuneration	Bonuses and other incentives	Profit sharing	Non-monetary benefits	Other remuneration	Total 2012	Fair value of equity remuneration	Severance indemnity for end of office or termination of employment

Giuseppe Recchi	(1)	Chairman	01.01-12.31	04.2014	765	(a)			245	(b)	4	1,014
Paolo Scaroni	(2)	CEO and General Manager	01.01-12.31	04.2014	1,430	(a)			4,952	(b)	15	6,397
Carlo Cesare Gatto	(3)	Director	01.01-12.31	04.2014	115	(a)	50	(b)				165
Alessandro Lorenzi	(4)	Director	01.01-12.31	04.2014	115	(a)	59	(b)				174
Paolo Marchioni	(5)	Director	01.01-12.31	04.2014	115	(a)	50	(b)				165
Roberto Petri	(6)	Director	01.01-12.31	04.2014	115	(a)	36	(b)				151
Alessandro Profumo	(7)	Director	01.01-12.31	04.2014	115	(a)	45	(b)				160
Mario Resca	(8)	Director	01.01-12.31	04.2014	115	(a)	45	(b)				160
Francesco Taranto	(9)	Director	01.01-12.31	04.2014	115	(a)	50	(b)				165

Board of Statutory Auditors
Ugo Marinelli	(10)	Chairman	01.01-12.31	04.2014	115	(a)	115
Roberto Ferranti	(11)	Auditor	01.01-12.31	04.2014	80	(a)	80
Paolo Fumagalli	(12)	Auditor	01.01-12.31	04.2014	80	(a)	80
Renato Righetti	(13)	Auditor	01.01-12.31	04.2014	80	(a)	80
Giorgio Silva	(14)	Auditor	01.01-12.31	04.2014	80	(a)	80

Chief Operating Officers
Claudio Descalzi	(15)	E&P Division	01.01-12.31
Remuneration in the company preparing the financial statements	773	(a)	1,171	(b)	13			1,957
Remuneration from subsidiaries and associates						599	(c)	599
				Total	773		1,171		13	599	2,556
Umberto Vergine	(16)	G&P Division	01.01-12.04		372	(a)	335	(b)	10		717
Angelo Fanelli	(17)	R&M Division	01.01-12.31		559	(a)	533	(b)	14		1,106

Other Managers with strategic responsibilities (**)	(18)	Remuneration in the company preparing the financial statements	4,613		6,189		124	120		11,046	2,917
		Remuneration from subsidiaries and associates	819		408		9	25		1,261
		Total	5,432	(a)	6,597	(b)	133	145	(c)	12,307	2,917	(d)

10,571	335	13,833	189	744	25,672	2,917

Notes
(*)	The term of office expires with the Shareholders' Meeting approving the financial statements for the year ending December 31, 2013.
(**)	Managers who, during the course of the year and with the Chief Executive Officer and Chief Operating Officers of Eni’s Divisions, were permanent members of the Company Management Committee and the ones who report directly to the Chief Executive Officer (thirteen managers).
(1)	Giuseppe Recchi - Chairman of the Board of Directors
(a) The amount includes the fixed remuneration of euro 265 thousand established by the Shareholders' Meeting of May 5, 2011 and the fixed remuneration of euro 500 thousand for the powers granted by the Board of Directors on June 1, 2011.
(b) The amount refers to the annual variable incentive paid pro-rata from May 6, 2011.
(2)	Paolo Scaroni - CEO and General Manager
(a) The amount includes the fixed remuneration of euro 430 thousand for the role of Chief Executive Officer (which incorporates the remuneration established by the Shareholders' Meeting of May 5, 2011 as Director) and the fixed remuneration of euro 1 million as General Manager; indemnities owed for travel, in Italy and abroad, in line with the provisions of the relevant national collective labor agreement for senior managers and of the other Company's agreements are added to this amount for a total of euro 139 thousand.

(b) The amount includes variable annual incentive of euro 2,110 thousand, deferred monetary incentive of euro 1,022 thousand assigned in 2009 and paid in 2012, and long-term monetary incentive of euro 1,820 thousand assigned in 2009 and paid in 2012.
(3)	Carlo Cesare Gatto - Director
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes euro 31.5 thousand for participation in the Control and Risk Committee, and euro 18 thousand for the Compensation Committee.
(4)	Alessandro Lorenzi - Director
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes euro 40.5 thousand for participation in the Control and Risk Committee, and euro 18 thousand for the Oil-Gas Energy Committee.
(5)	Paolo Marchioni - Director
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes euro 31.5 thousand for participation in the Control and Risk Committee, and euro 18 thousand for the Oil-Gas Energy Committee.
(6)	Roberto Petri - Director
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes euro 18 thousand for participation in the Compensation Committee, and euro 18 thousand for the Oil-Gas Energy Committee.
(7)	Alessandro Profumo - Director
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes euro 18 thousand for participation in the Compensation Committee, and euro 27 thousand for the Oil-Gas Energy Committee.
(8)	Mario Resca - Director
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes euro 27 thousand for participation in the Compensation Committee, and euro 18 thousand for the Oil-Gas Energy Committee.
(9)	Francesco Taranto - Director
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes euro 31.5 thousand for participation in the Control and Risk Committee, and euro 18 thousand for the Oil-Gas Energy Committee.
(10)	Ugo Marinelli - Chairman of the Board of Statutory Auditors
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011.
(11)	Roberto Ferranti - Auditor
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011, entirely paid to the Ministry for Economy and Finance.
(12)	Paolo Fumagalli - Auditor
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011.
(13)	Renato Righetti - Auditor
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011.
(14)	Giorgio Silva - Auditor
(a) The amount corresponds with the fixed annual remuneration which was not changed by the Shareholders’ Meeting of May 5, 2011.
(15)	Claudio Descalzi - Chief Operating Officer E&P Division
(a) To the amount of euro 773 thousand as Gross Annual Salary are added the indemnities owed for the travel performed, in Italy and abroad, in line with the provisions of the relevant national collective labor agreement for senior managers and by the Company’s additional agreements, for a total amount of euro 153 thousand.
(b) The amount includes the payment of euro 442 thousand relating the deferred monetary incentive assigned in 2009.
(c) Amount relative to remuneration for the position as Chairman of Eni UK.
(16)	Umberto Vergine - Chief Operating Officer G&P Division
(a) To the amount of euro 372 thousand as Gross Annual Salary up to December 4, 2012, are added the indemnities owed for the travel performed, in Italy and abroad, in line with the provisions of the relevant national collective labor agreement for senior managers and by the Company’s additional agreements, for a total amount of euro 9,000.
(b) The amount includes the payment of euro 144 thousand relating the deferred monetary incentive granted in 2009.
(17)	Angelo Fanelli - Chief Operating Officer R&M Division
(a) To the amount of euro 559 thousand as Gross Annual Salary are added the indemnities owed for the travel performed, in Italy and abroad, in line with the provisions of the relevant national collective labor agreement for senior managers and by the Company’s additional agreements, for a total amount of euro 3.000.
(b) The amount includes the payment of euro 164 thousand relating the deferred monetary incentive assigned in 2009.
(18)	Other Managers with strategic responsibilities
(a) To the amount of euro 5,432 thousand as Gross Annual Salary, as indemnities owed for the travel performed, in Italy and abroad, in line with the provisions of the relevant national collective labor agreement for senior managers and by the Company’s additional agreements as well as other indemnities related to the employment contract, for a total amount of euro 622 thousand.
(b) The amount includes euro 2,866 thousand relating to deferred monetary incentive assigned in 2009 as well as the pro-rata amounts of the Long Term Incentive Plans (DMI and LTMI) paid upon termination of the employment relationship, in relation to the vesting period expired as defined in the respective Plan Regulations.
(c) Amounts related to the roles held by Managers with strategic responsibilities in the Watch Structure established pursuant to the Company's Model 231, to the role of Manager responsible for the preparation of the company's financial statements and to the compensation received for positions held in subsidiaries or associated companies of Eni.
(d) The amount includes severance amounts and early resolution indemnities paid in relation to the termination of the employment relationship.

In particular:
•	the column "Fixed remuneration" reports, following the criteria of competence, fixed remuneration and fixed salary from employment due for the year, gross of social security and tax expenses to be paid by the employee; it excludes attendance fees, as they are not envisaged. Details on compensation are provided in the notes, as well as separate indication of any indemnities or payments referred to the employment relationship;
•	the column "Committee membership remuneration" reports, following the criteria of competence, the compensation due to the Directors for participation in the Committees established by the Board. In the notes, compensation for each Committee on which each Director participates is indicated separately;
•	the column "Variable non-equity remuneration - Bonuses and other incentives" reports the incentives paid during the year due to rights vested following the assessment and approval of the relative performance results by the relevant company bodies, in accordance with that specified, in greater detail, in the Table of page 151 on monetary incentive plans for Directors, Chief Operating Officers, and other Managers with strategic responsibilities;
•	the column "Profit sharing", does not include any figures, as no form of profit-sharing is envisaged;
•	the column "Non-monetary benefits" reports, in accordance with competence and taxability criteria, the value of fringe benefits awarded;
•	the column "Other remuneration" reports, in accordance with the criteria of competence, any other remuneration deriving from other services provided;
•	the column "Total" reports the sum of the amounts of all the previous items;
•	the column "Fair value of equity remuneration" reports the fair value of competence of the year related to the existing stock option plans, estimated in accordance with international accounting standards which assign the relevant cost in the vesting period; and
•	the column "Severance indemnities for end of office or termination of employment" reports the indemnities accrued, even if not yet paid, for the terminations which occurred during the course of financial year considered or in relation to the end of the office and/or employment.

2012 performance variable incentives of the CEO and other top managers

Annual variable incentives
The incentive for the 2012 annual plan was paid, with regards to the top management positions, in the face of evaluation of the Company performance in relation to verification of results regarding the objectives defined for 2011 in accordance with the Strategic Plan and the annual budget, in terms of: (i) implementation of strategic and financial guidelines, taking into account the evaluation expressed by the Compensation Committee; (ii) operational performance of Eni Divisions; (iii) EBIT adjusted; and (iv) reduction of costs. Eni results in 2011, evaluated using a constant scenario approved by the Board at the meeting of March 15, 2012 and following a proposal by the Compensation Committee, led to a performance score of 125 points in the measurement scale used which envisaged a target and maximum performance level of 100 and 130 points, respectively. With regards to the Chief Operating Officers of the Divisions, the incentive was paid on the basis of the economic and operational performance obtained in their respective business sectors, including evaluation of the achievement of specific sustainability objectives (in terms of health and safety, environmental protection and relation with stakeholders). With regards to other Managers with strategic responsibilities, the variable incentive paid in 2012 was connected to Company results and a series of individual objectives assigned in relation to the area of responsibility for the role held, in line with that envisaged in the Eni 2011 performance Plan.

For the purposes of the variable remuneration to be paid in 2012, the performance score determined:
•	for the Chairman, the payment of a bonus equal to 75% of the fixed remuneration, taking into account the target (60%) and maximum (78%) incentive levels assigned (bonus paid pro-rata with respect to the period for which the office was held in 2011);
•	for the Chief Executive Officer, the payment of a bonus equal to 147.5% of the fixed remuneration taking into account the target (110%) and maximum (155%) incentive levels assigned; and
•	for the Chief Operating Officers of Divisions and Managers with strategic responsibilities, the payment of bonuses determined in relation to the specific performance achieved, in accordance with incentive levels differentiated on the basis of the role held.

Deferred Monetary Incentive Plan
At its meeting of March 15, 2012, the Board of Directors, following the review and proposal of the Compensation Committee, determined achievement of a 2011 EBITDA result (evaluated using a constant scenario) at the target level.

Therefore, for the Chief Executive Officer and Chief Operating Officer General Manager, the Board determined the assignment of the 2012 base incentive in the amount of euro 786,500 (55% of the fixed remuneration). For Chief Operating Officers of Eni Divisions and other Managers with strategic responsibilities, the incentive amounts defined as "target" were assigned, differentiated by the level of the role up to a maximum equal to 40% of the fixed remuneration.

In addition, in 2012 the deferred monetary incentive assigned in 2009 to the Chief Executive Officer and Chief Operating Officer, to the Chief Operating Officers of the Divisions, and to other Managers with strategic responsibilities reached maturity. At its meeting of March 15, 2012, the Board of Directors, on the basis of Eni’s EBITDA results during the 2009-2011 period, approved, based on a proposal from the Compensation Committee, the multiplier to be applied to the base incentive assigned for the purposes of calculating the amount to be paid, in the amount of 130%.

Specifically, an incentive equal to euro 1,022,450 was paid to the Chief Executive Officer (equal to 130% of the base incentive of euro 786,500 assigned in 2009).

Long-Term Monetary Incentive Plan
At its meeting of September 20, 2012, for the Chief Executive Officer and General Manager, the Board of Directors, in accordance with the verification and proposal of the Compensation Committee, approved the assignment of the 2012 base incentive from the Long-Term Monetary Incentive Plan envisaged in the Board resolution of June 1, 2011, replacing the previous stock option plan, which was not implemented after 2009. The incentive assigned was defined at euro 2,363,013 in accordance with the criteria and the methods of valorization approved by the Board itself and with the assistance of specialized external providers.

For Chief Operating Officers of Eni Divisions and other Managers with strategic responsibilities, the amounts were determined in accordance with the target incentive level, differentiated by the level of the role, up to a maximum equal to 50% of the fixed remuneration.

In addition, in 2012 the long-term monetary incentive assigned in 2009 to the Chief Executive Officer and the General Manager reached maturity. At its meeting on March 15, 2012, the Board of Directors, on the basis of Eni’s results relating to the variation of the Adjusted Net Profit + DD&A recorded in the period 2009-2011 and the corresponding annual placement with the reference peer group, approved, based on a proposal by the Compensation Committee, the multiplier to be applied to the amount awarded for the purposes of calculating the amount to be paid, in the amount of 67%. As a result, an incentive of euro 1,819,982 was paid to the Chief Executive Officer (equal to 67% of the base incentive of euro 2,716,319 awarded in 2009).

The table below indicates, by name, the variable monetary incentives, both short and long term, envisaged for the Directors, the Chief Operating Officers of the Divisions and, at an aggregate level, for other Managers with strategic responsibilities (including all those individuals who, during the course of the period, filled said roles, even if for only a fraction of the year).

Monetary incentive plans for Directors, Chief Operating Officers, and other Managers with strategic responsibilities

(euro thousand)	Bonuses of the year	Bonuses of previous years

Name	Office	Plan	payable/paid	deferred	deferral period	no longer payable	payable/paid (1)	still deferred	Other bonuses

Giuseppe Recchi	Chairman	Annual Monetary Incentive Plan 2012 BoD March 15, 2012	245

Total			245

Paolo Scaroni	CEO and General Manager	Annual Monetary Incentive Plan 2012 BoD March 15, 2012	2,110
		Deferred Monetary Incentive Plan 2012 BoD March 15, 2012		787	three-year
		Long-Term Monetary Incentive Plan 2012 BoD September 20, 2012		2,363	three-year
		Deferred Monetary Incentive Plan 2011 BoD March 10, 2011						787
		Long-Term Monetary Incentive Plan 2011 BoD October 27, 2011						2,447
		Deferred Monetary Incentive Plan 2010 BoD July 28, 2010						787
		Long-Term Monetary Incentive Plan 2010 BoD September 9, 2010						2,501
		Deferred Monetary Incentive Plan 2009 Award: BoD July 30, 2009 Payment: BoD March 15, 2012					1,022
		Long-Term Monetary Incentive Plan 2009 Award: BoD November 18, 2009 Payment: BoD March 15, 2012				896	1,820

Total			2,110	3,150		896	2,842	6,522

Claudio Descalzi	Chief Operating Officer E&P Division	Annual Monetary Incentive Plan 2012	579
		Deferred Monetary Incentive Plan 2012 BoD March 15, 2012		387	three-year
		Long-Term Monetary Incentive Plan 2012 BoD September 20, 2012		356	three-year
		Deferred Monetary Incentive Plan 2011 BoD March 10, 2011						309
		Long-Term Monetary Incentive Plan 2011 BoD October 27, 2011						363
		Deferred Monetary Incentive Plan 2010 BoD July 28, 2010						275
		Long-Term Monetary Incentive Plan 2010 BoD September 9, 2010						347
		Deferred Monetary Incentive Plan 2009 Award: BoD July 30, 2009 Payment: BoD March 15, 2012					442

Total			579	743			442	1,294	150

Umberto Vergine	Chief Operating Officer G&P Division (2)	Annual Monetary Incentive Plan 2012	191
		Deferred Monetary Incentive Plan 2012 BoD March 15, 2012		180	three-year
		Long-Term Monetary Incentive Plan 2012 BoD September 20, 2012		207	three-year
		Deferred Monetary Incentive Plan 2011 BoD March 10, 2011						100
		Long-Term Monetary Incentive Plan 2011 BoD October 27, 2011						124
		Deferred Monetary Incentive Plan 2010 BoD July 28, 2010						95
		Long-Term Monetary Incentive Plan 2010 BoD September 9, 2010						128
		Deferred Monetary Incentive Plan 2009 Award: BoD July 30, 2009 Payment: BoD March 15, 2012					144

Total			191	387			144	447

(1)	Payment relative to deferred monetary incentive assigned in 2009.
(2)	Chief Operating Officer G&P Division until December 4, 2012.

Monetary incentive plans for Directors, Chief Operating Officers, and other Managers with strategic responsibilities continued

(euro thousand)	Bonuses of the year	Bonuses of previous years

Name	Office	Plan	payable/paid	deferred	deferral period	no longer payable	payable/paid (1)	still deferred	Other bonuses

Angelo Fanelli	Chief Operating Officer R&M Division	Annual Monetary Incentive Plan 2012	369
		Deferred Monetary Incentive Plan 2012 BoD March 15, 2012		224	three-year
		Long-Term Monetary Incentive Plan 2012 BoD September 20, 2012		257	three-year
		Deferred Monetary Incentive Plan 2011 BoD March 10, 2011					224
		Long-Term Monetary Incentive Plan 2011 BoD October 27, 2011					263
		Deferred Monetary Incentive Plan 2010 BoD July 28, 2010					194
		Long-Term Monetary Incentive Plan 2010 BoD September 9, 2010					244
		Deferred Monetary Incentive Plan 2009 Award: BoD July 30, 2009 Payment: BoD March 15, 2012				164

Total	369	481	164	925

Other Managers with strategic responsibilities (2)	Annual Monetary Incentive Plan 2012	3,281
Deferred Monetary Incentive Plan 2012 BoD March 15, 2012	1,326	three-year	210	(3)	90	(4)
Long-Term Monetary Incentive Plan 2012 BoD September 20, 2012	1,590	three-year	242	(3)	104	(4)
Deferred Monetary Incentive Plan 2011 BoD March 10, 2011			150	(3)	150	(4)	1,291
Long-Term Monetary Incentive Plan 2011 BoD October 27, 2011			229	(3)	123	(4)	1,567
Deferred Monetary Incentive Plan 2010 BoD July 28, 2010			80	(3)	187	(4)	1,018
Long-Term Monetary Incentive Plan 2010 BoD September 9, 2010			203	(3)	135	(4)	1,340
Deferred Monetary Incentive Plan 2009 Award: BoD July 30, 2009 Payment: BoD March 15, 2012					2,077

Total	3,281	2,916	1,114	2,866	5,216	450

6,775	7,677	2,010	6,458	14,404	600

(1)	Payment relative to deferred monetary incentive assigned in 2009.
(2)	Managers who, during the course of the year and with the Chief Executive Officer and Chief Operating Officers of Eni’s Divisions, were permanent members of the Company Management Committee and the ones who report directly to the Chief Executive Officer (thirteen managers).
(3)	Pro-rata amount no longer payable, following the termination of the employment relationship, in relation to the vesting period expired, as foreseen in the Plan Regulations.
(4)	Pro-rata amount paid, following the termination of the employment relationship, in relation to the vesting period expired, as foreseen in the Plan Regulations.

In particular:
•	the column "Bonuses of the year - payable/paid" reports the short-term variable incentive paid during the year on the basis of the verification of the performance carried out by the relevant company bodies relative to the objectives defined for the previous year;
•	the column "Bonuses of the year - deferred" reports the amount of the base incentive assigned during the year in implementation of the long-term monetary incentive plans;
•	the column "Bonuses of the year - Deferral period" reports the duration of the period of the vesting for the long-term incentives assigned during the year;
•	the column "Bonuses of previous years - no longer payable" indicates the long-term incentives no longer payable in relation to the verified performance conditions for the vesting period, or the incentives that expired due to events pertaining to the employment relationships as foreseen by the Regulations of the Plans;
•	the column "Bonuses of previous years - payable/paid" indicates the long-term incentives paid during the year, matured on the basis of verification of the performance conditions for the vesting period, or the incentive options disbursed due to events pertaining to the employment relationships as foreseen by the Regulations of the Plans;
•	the column "Bonuses of previous years - still deferred" reports incentives assigned in previous years, in implementation of long-term Plans, which have not yet vested; and
•	the column "Other bonuses" includes incentives paid on a one-time extraordinary basis, connected to the achievement of particularly important results of projects during the year.

The Total of the columns "Bonuses of the year - payable/paid", "Bonuses of previous years - payable/paid" and "Other bonuses" is the same as that indicated in the column "Bonuses and other incentives" in the Compensation table.

Severance indemnity for end of office or termination of employment
In the course of 2012, severance indemnity for the end of office were not approved and/or paid in favor of the Directors and/or Chief Operating Officers of Eni's Divisions. With regards to other Managers with strategic responsibilities, amounts were paid as defined in accordance with Company policy for early resolutions in addition to contractual and legal obligations.

Accrued compensation
Total compensation accrued in the year 2012 pertaining to all the Board members amounted to euro 13.2 million; it amounted to euro 467,000 in the case of the Statutory Auditors. Such amounts include, in addition to each item of emolument reported in the table above, amounts accrued in the year for pension benefits, social security contributions and other elements of the remuneration associated with roles performed, which represent a cost for the Company.

For the year ended December 31, 2012, remuneration of persons in key positions in planning, direction and control functions of Eni Group Companies, including executive and non-executive Directors, Chief Operating Officers and other Managers with strategic responsibilities amounted to euro 33 million and was accrued in Eni’s Consolidated Financial Statements for the year ended December 31, 2012. The break-down is as follow:

2012

(euro million)
Fees and salaries	21
Post employment benefits	1
Other long-term benefits	11
Indemnity upon termination of the office
33

The above amounts include salaries, fees for attending meetings, lump-sum amounts paid in lieu of expense reimbursements, stock-based compensation and other deferred incentive bonuses, health and pension contributions and amounts accrued to the reserve for employee termination indemnities, which is used to pay severance pay as required by Italian law to employees upon termination of employment. The members of the Board of Directors in their capacity as such are not entitled to receive such severance pay. As of December 31, 2012, the total amount accrued to the reserve for employee termination indemnities with respect to members of the Board of Directors who were also employees of Eni, the three Divisional Chief Operating Officers and Eni’s senior managers was euro 1,536 thousand.

Name	(euro thousand)

Paolo Scaroni	CEO and General Manager of Eni	182
Claudio Descalzi	Chief Operating Officer of the E&P Division	333
Angelo Fanelli	Chief Operating Officer of the R&M Division	240
Senior managers (a)		781

		1,536

(a)	No. 12 managers.

Stock options

At December 31, 2012, a total of 8,259,520 options were outstanding for the purchase of an equal amount of Eni ordinary shares without nominal value. The Company discontinued any stock-based compensation scheme in 2009; as such, options outstanding as of the end of the year pertained to stock options schemes adopted in previous reporting periods.

The following table shows the evolution of stock option activity in 2011 and 2012.

2011	2012

Number of shares	Weighted average exercise price (euro)	Market price (euro)	Number of shares	Weighted average exercise price (euro)	Market price (euro)

Options as of January 1	15,737,120	23.005	16.398	11,873,205	23.101	15.941
Options exercised in the period	(208,900)	14.333	16.623	(93,000)	16.576	16.873
Options cancelled in the period	(3,655,015)	23.187	17.474	(3,520,685)	22.233	16.637
Options outstanding as of December 31	11,873,205	23.101	15.941	8,259,520	23.545	18.457
of which exercisable as of December 31	11,863,335	23.101	15.941	8,243,205	23.544	18.457

Pursuant to Article 84-quater of Consob Decision No. 11971 of May 14, 1999, and subsequent modifications, the table below indicates, by name, the stock options assigned to the Chief Executive Officer and General Manager, to the Chief Operating Officers of the Divisions and, at an aggregate level, to other Managers with strategic responsibilities (including all those individuals who, during the course of the 2012 period, filled said roles, even if for only a fraction of the year).

In particular, the purchase rights (options) for Eni shares or for subsidiaries, which can be exercised after three years from the date granted are indicated, in relation to the existing stock incentive plans, the last of which was granted in 2008. The data are shown in accordance with the criteria of aggregate representation, as these are incentive plans which are now only residual.

Stock options granted to Directors, Chief Operating Officers, and other Managers with strategic responsibilities

Name		Paolo Scaroni	Claudio Descalzi	Umberto Vergine	Angelo Fanelli	Other Managers with strategic responsibilities (2)

Office		CEO and General Manager	Chief Operating Officer of E&P Division	Chief Operating Officer of G&P Division (1)	Chief Operating Officer of R&M Division

Plan		Eni Stock Option Plans	Eni Stock Option Plans	Eni Stock Option Plans	Eni Stock Option Plans	Eni Stock Option Plans

Options held at the start of the year
Number of options		1,608,705	144,355	53,290	71,595	858,335
Average exercise price	(euro)	23.373	23.679	23.741	23.688	23.595
Average maturity	(months)	19	20	22	21	21
Options granted during the year
Number of options
Exercise price	(euro)
Period of possible exercise	(from-to)
Fair value on grant date	(euro)
Grant date
Market price of underlying shares upon granting of options	(euro)
Options exercised during the year
Number of options
Exercise price	(euro)
Market price of underlying shares on exercise date	(euro)
Options expired during the year
Number of options		320,070	35,720	9,870	16,685	200,850
Options held at the end of the year
Number of options		1,288,635	108,635	43,420	54,910	657,485
Options relevant to the year
Fair value	(euro thousand)

(1)	Chief Operating Officer of G&P Division until December 4, 2012.
(2)	Managers who, during the course of the year and with the Chief Executive Officer and Chief Operating Officers of Eni’s Divisions, were permanent members of the Company Management Committee and the ones who report directly to the Chief Executive Officer (thirteen managers).

Board practices

Corporate Governance
The corporate governance structure of Eni SpA follows the Italian traditional management and control model, whereby corporate management is the responsibility of the Board of Directors, which is the core of the organizational system, while supervisory control functions are allocated to the Board of Statutory Auditors. The Company's accounts are also independently audited by an accredited Audit Firm appointed by the Shareholders’ Meeting. On April 26, 2012,

Eni completed the adoption of the recommendations of the new Corporate Governance Code for listed companies (on the Italian Stock Exchange) of December 2011 (hereinafter "Corporate Governance Code"), which replaced the previous 2006 edition of the Corporate Governance Code.

The names of Eni’s Directors, their positions, the year when each of them was initially appointed as a Director and their ages are reported in the related table above.

Board of Directors’ duties and responsibilities
The Board of Directors has the widest powers for the ordinary and extraordinary administration of the Company in relation to its purpose. In a resolution dated May 6, 2011, the Board, while exclusively reserving to itself the most important strategic, operational and organizational powers in addition to those that cannot be delegated by law, appointed Paolo Scaroni as CEO and General Manager, entrusting him with the widest powers for the ordinary and extraordinary administration of the Company. In the same resolution, the Board delegated to the Chairman, Giuseppe Recchi, powers to identify and promote integrated projects and international agreements of strategic importance, in accordance with Article 24 of the By-laws.

In particular, exercising the powers as set out in the Corporate Governance Code – and in consultation with the relevant committees, the CEO, and/or the Chairman where applicable – the Board, among other tasks: defines the system of corporate governance of the Company and the Group; establishes the internal committees of the Board; assigns and revokes powers granted to the CEO and to the Chairman and defines the limits and procedures for exercising such powers; establishes the fundamental guidelines for the organizational, administrative and accounting structure of the Company and the internal control system and risk management; examines and approves the Company and Group’s strategic, industrial and financial plans and agreements, annual budgets and the semi-annual financial report and the interim reports, as well as the Sustainability Report; receives information from Directors with proxies relative to activities implemented during the exercising of their powers and receives periodic half-year information from the internal committees of the Board; assesses the general management trends of the Company and of the Group paying particular attention to conflicts of interest; examines and approves the operations of the Company and its subsidiaries which are significant from a strategic, economic and financial perspective, particularly with regards to situations in which one or more Directors retain personal or third party interests as well as related parties transactions14; appoints and dismisses the Chief Operating Officers, the Officer in charge of preparing financial reports and a Senior Executive Vice President of Internal Audit; defines a remuneration plan for top management of the Company and the Group; resolves on the exercise of voting rights and on the appointment of members of corporate bodies of the primary subsidiaries; formulates the proposals to present to the Shareholders’ Meeting; and examines and decides on other issues which Directors with delegated powers believe it is appropriate to present to the Board due to their particular relevance or sensitivity. In accordance with Article 23.2 of the By-laws, the Board also decides on: mergers and proportional demergers of companies in which Eni holds an equity interest of more than 90%; on the establishment and closing of branches; and on the amendment of the By-laws to comply with the provisions of law.

In accordance with the By-laws, the Chairman and the Chief Executive Officer retain representative powers for the Company.

Directors’ independence
During its meeting of May 6, 2011 and, after an investigation by the Nomination Committee, at its meeting of February 14, 2012, the Board of Directors determined that the non-executive Directors Gatto, Lorenzi, Marchioni, Petri, Profumo, Resca and Taranto were independent.

These determinations were made by the Board on the basis of statements made by the Directors and other information available to the Company, and taking into account the criteria of independence established in Italian regulations and the Corporate Governance Code in force at that time. Director Resca was confirmed as being independent under the terms of the Corporate Governance Code in force at that time as well, even though he has held the position for over nine years in the last twelve years15, because of his recognized independence of judgment. With reference to the marital relationship of the Director Profumo with an employee of the Company, the Board believes that this relationship does not compromise the independence requirements requested by Corporate Governance Code in force at that time, in view of his ethical and professional integrity of this Director and his international reputation. Director Gatto was confirmed as being independent even though he was appointed Chairman of the Board of the Statutory Auditors of RAI SpA, company under common control with Eni by the Ministry of the Economy and Finance, because of the independence required to the Board of Statutory Auditors and also for the particular discipline applicable to RAI which limits the power of control of the Ministry of the Economy and Finance.

(14)	The Board of Directors, on November 18, 2010, approved the Management System Guideline (MSG) "Transactions involving interests of directors and statutory auditors and transactions with related parties", which has been applied since January 1, 2011, to ensure transparency and substantial and procedural fairness of transactions with related parties. The Board modified this MSG on January 19, 2012.
(15)	Resca was appointed Director of the Board for the first time in 2002.

After the evaluation of the Board at the meeting of February 14, 2012, in compliance with the independence requirements contained in the Corporate Governance Code (Article 3C4) which establishes that the Board of Directors shall assess the independence of a Director every time a material circumstance occurs, the Nomination Committee investigated, in its meetings of September 20, 2012 and October 18, 2012, the independence of Director Profumo, who was appointed Chairman of the Board of Directors of Monte dei Paschi di Siena on April 27, 2012, taking into account the business relations between Eni and that Bank. The Nomination Committee acquired documentation concerning the financial relationships between Eni and Monte dei Paschi di Siena and the other information available to the Company, and confirmed16 the independence of Director Profumo, determining that these business relations were not sufficient to undermine the independence requirements set out in the Corporate Governance Code. The Board of Directors, on the basis of the investigation of the Nomination Committee, confirmed, on October 29, 2012, that Director Profumo was independent.

The Board of Statutory Auditors has always monitored the correct application of the criteria and procedures adopted by the Board for assessing the independence of its members. Those independence criteria may not be equivalent to the independence criteria set forth by the NYSE listing standards applicable to a U.S. domestic company.

Board Committees
The Board of Directors has established four internal committees to provide it with recommendations and advice: (a) the Control and Risk Committee17; (b) the Compensation Committee; (c) the Nomination Committee; and (d) the Oil-Gas Energy Committee. The Control and Risk Committee, the Compensation Committee and the Nomination Committee are recommended by the Corporate Governance Code. The composition, duties and operational procedures of these committees are governed by their rules, which are approved by the Board, in compliance with the criteria outlined in the Corporate Governance Code.

The committees provided for by the Corporate Governance Code (Control and Risk Committee, Nomination Committee and Compensation Committee) are composed of no fewer than three members and, in any case, less than a majority of members of the Board. The Control and Risk Committee, the Compensation Committee and the Oil-Gas Energy Committee are made up of non-executive, independent Directors. The Nomination Committee is made up of non-executive Directors, a majority of whom are independent in compliance with the Corporate Governance Code. In the exercise of their functions, the committees have the right to access any information and Company functions necessary to perform their duties. They are also provided with adequate financial resources, in accordance with the terms established by the Board of Directors, and can avail themselves of external advisers.

The Chairman of the Board of Statutory Auditors or a Statutory Auditor designated by him, may participate in Control and Risk Committee meetings. The Chairman of the Board, the CEO, the other standing Statutory Auditors and the Magistrate of the Italian Court of Auditors may also attend the Control and Risk Committee meetings. Furthermore, the Committee may, through its Chairman, invite other persons, including other member of the Board of Directors or the Company structure, to attend the meetings in relation to individual items on the agenda.

The Chairman of the Board of Statutory Auditors, or a standing Statutory Auditor designated by him, are invited to participate in Compensation Committee meetings. Other Statutory Auditors may also attend meetings in which the Committee is addressing issues about which the Board of Directors is required to obtain an opinion from the Board of Statutory Auditors. Company managers or other persons who, at the invitation of the Chairman of the Committee, are called to provide information and or opinions based on their expertise on specific items on the agenda may also attend the meetings. No Director may take part in meetings of the Committee during which Board proposals regarding his compensation are being discussed.

The Chairman of the Board of Directors and the CEO are invited to attend Oil-Gas Energy Committee meetings and other Directors may also participate. The Chairman of the Board of Statutory Auditors – or another standing Statutory Auditor designated by the former – may also participate as well as other individuals, who need not be affiliated with Eni, at the invitation of the Committee with regard to the specific items in the agenda.

The CEO attends the Nomination Committee meetings. The Chairman of the Board of Statutory Auditors, or a Statutory Auditor designated by him, may participate in Committee meetings for matters within the competence of the Board of Statutory Auditors as well as other persons who, at the invitation of the Committee itself, are called to provide information and or opinions based on their expertise on specific items in the agenda.

Minutes of all committee meetings are drafted by the respective secretaries. The current members of the Control and Risk Committee, Compensation Committee, Oil-Gas Energy Committee were appointed by the Board of Directors on May 6, 2011. The current members of the Nomination Committee were appointed by the Board of Directors on July 28, 2011.

(16)	The Director involved in the investigation performed by the Nomination Committee did not take part in the meeting.
(17)	The Internal Control Committee, created within the Board of Directors for the first time on February 9, 1994, changed its name to the "Control and Risk Committee" with a Resolution dated July 31, 2012.

Compensation Committee
Members: Mario Resca (Chairman), Carlo Cesare Gatto, Roberto Petri and Alessandro Profumo.

Established by the Board of Directors for the first time in 1996, in accordance with the By-laws, the Committee provides recommendations and advice to the Board of Directors. More specifically, the Committee: a) submits to the Board of Directors for its approval the Remuneration Report and, in particular, the remuneration policy for Directors and managers with strategic responsibilities to be presented to the Shareholders’ Meeting called to approve the financial statements, as provided for by applicable law; b) presents proposals for the remuneration of the Chairman of the Board and the Chief Executive Officer, covering the various forms of compensation and benefits awarded; c) presents proposals for the remuneration of members of the Board’s internal committees; d) examines the CEO’s indications and presents proposals for: (i) general criteria for compensation of the managers with strategic responsibilities; (ii) annual and long-term incentive plans, including equity-based plans; (iii) establishing performance targets and assessing results for performance plans in connection with the determination of the variable portion of the compensation for Directors with delegated powers and with the implementation of incentive plans; e) monitors the execution of Board resolutions regarding remuneration matters; f) periodically evaluates the adequacy, overall consistency and actual implementation of the adopted policy, as described in letter a) above, formulating proposals on the topic for the Board of Directors; g) performs the tasks required under the Company’s procedures for handling related party transactions; h) reports to the Board, at least once every six months and no later than the deadline for the approval of the annual financial statements and the semi-annual financial report, on its activities at the Board meeting indicated by the Chairman of the Board of Directors; and i) reports through its Chairman or another Committee member designated by the Chairman on its operational procedures to the Shareholders’ Meeting called to approve the financial statements.

During 2012, the Compensation Committee met four times, with an attendance rate of 100% of its members and the main topics discussed in the first part of the year were: (i) periodical evaluation of the remuneration policy carried out in 2011, even for the definition of the proposal guidelines of remuneration policy 2012; (ii) evaluation of the attainment of Eni’s 2011 management objectives and definition of 2012 performance objectives for the purposes of variable Incentive Plans; (iii) establishment of the proposal regarding the 2012 Deferred Monetary Incentive Plan for the CEO and General Manager and for other executives; and (iv) examination of the remuneration report 2012. During the second part of the year, the Committee examined the results of the vote of the Shareholder’s Meeting on the remuneration policy for 2012 and the planned guidelines for the preparation of the 2013 Remuneration Report. The Committee also formulated the proposal concerning the fulfillment of the Long-Term Monetary Incentive Plan for the CEO and General Manager and for critical management personnel.

The composition and appointment, as well as duties and operational rules, of the Committee are governed by rules approved by the Board of Directors on June 1, 2011, and amended on December 15, 2011 and on October 29, 2012.

Control and Risk Committee18
Members: Alessandro Lorenzi (Chairman), Carlo Cesare Gatto, Paolo Marchioni and Francesco Taranto.

The Control and Risk Committee is entrusted with supporting, on the basis of an appropriate control process, the Board of Directors in evaluating and making decisions concerning the internal control and risk management system and in approving the periodic financial reports. It is entirely made up of non-executive and independent Directors19 who possess the necessary expertise consistent with the duties they are required to perform20.

The Committee advises the Board of Directors and specifically issues its prior opinion: a) and drafts recommendations concerning the guidelines for the internal control and risk management system so that the main risks faced by the Company and its subsidiaries can be correctly identified and appropriately measured, managed and monitored, and determines the degree of compatibility of such risks with the management of the Company in a manner consistent with its stated strategic objectives; b) on the evaluation, performed at least once a year, of the adequacy of the internal control and risk management system, taking account of the characteristics of the Company and its risk profile, as well as its effectiveness. To this end, at least once every six months it reports to the Board of Directors, on the occasion of the approval of the annual and semi-annual financial reports, on its activities and on the adequacy of the internal control and risk management system at the meeting of the Board of Directors indicated by the Chairman of the Board of Directors; c) on the approval, at least once a year, of the Audit Plan prepared by the Senior Executive Vice President of the Internal Audit Department; d) on the description, in the annual Corporate Governance Report, of the main features of the internal control and risk management system, providing its evaluation of the overall adequacy of

(18)	The Internal Control Committee, created within the Board of Directors for the first time on February 9, 1994, changed its name to "Control and Risk Committee" on July 31, 2012.
(19)	In accordance with the rules of the Control and Risk Committee, the Committee is made up of three to four non-executive Directors, all of whom are independent. Alternatively, the Committee may be made up of non-executive Directors a majority of whom shall be independent. In the latter case, the Chairman of the Committee shall be chosen from among the independent Directors. In any case, the number of members shall be fewer than the number representing a majority on the Board.
(20)	The governance system put in place by Eni establishes that at least two members of the Committee – and not just one as recommend by the Corporate Governance Code for listed companies – must possess adequate experience on financial and accounting matters, as assessed by the Board of Directors at the time of their appointment.

the system itself; e) on the evaluation of the findings reported by the Audit Firm in the recommendations letter it may issue and in the latter’s report on the main issues arising during the audit; g) on specific aspects concerning the identification of the main risks faced by the Company as well as on the design, implementation and management of the internal control and risk management system; and h) on the adoption and amendment of the rules on the transparency and the substantive and procedural fairness of transactions with related parties and those in which a Director or Statutory Auditor holds a personal interest or an interest on behalf of a third party, while performing the additional duties assigned it by the Board of Directors, including examining and issuing an evaluation on specific types of transactions, except for those relating to compensation.

In addition, the Committee, in assisting the Board of Directors: (i) evaluates, together with the officer in charge of preparing financial reports and after having consulted the Audit Firm and the Board of Statutory Auditors, the proper application of accounting standards and their consistency in preparing the consolidated financial statements, prior to their approval by the Board of Directors; (ii) examines and evaluates the appropriateness of the powers and resources assigned to the officer in charge of preparing financial reports and, also for the purposes of overseeing the proper application of accounting standards and their consistency, performs the duties assigned it under the MSG on "Eni’s internal control system over financial reporting", including examining the report on the internal control system for financial reporting prepared by the officer in charge of preparing financial reports at the time of the approval of the consolidated annual and semi-annual financial statements; and (iii) monitors the independence, adequacy, efficiency and effectiveness of the Internal Audit Department and oversees its activities with respect to the Board of Directors’ duties in this area, ensuring that they are performed with the necessary independence and required level of objectivity, competence and professional diligence, in accordance with the Code of Ethics of Eni SpA and international standards. Among its other duties, the Committee examines: a) the periodic report prepared by the Senior Executive Vice President of the Internal Audit Department containing adequate information on the activities carried out, on the manner in which risk management is conducted and on compliance with risk containment plans, as well as the assessment of the appropriateness of the internal control and risk management system; b) the reports prepared promptly by the Senior Executive Vice President of the Internal Audit Department on events of particular importance; and c) the information received from the Senior Executive Vice President of the Internal Audit Department and promptly reports its assessment to the Board of Directors in the case of significant deficiencies in the system for preventing irregularities and fraudulent acts, and irregularities or fraudulent acts committed by management personnel or by employees that perform important roles in the design or operation of the internal control and risk management system.

The Committee may also ask the Internal Audit Department to perform audits of specific operational areas, providing simultaneous notice to the Chairman of the Board of Statutory Auditors. The Committee also examines and assesses: (i) communications and information received from the Board of Statutory Auditors and its members regarding the internal control and risk management system, including those concerning the findings of enquiries conducted by the Internal Audit Department in connection with reports received (whistleblowing), including anonymous reports; (ii) periodic reports issued by Eni’s Watch Structure, including in its capacity as Guarantor of the Code of Ethics; (iii) information on the internal control and risk management system, including that provided in the course of periodic meetings with the competent Company structures; and (iv) enquiries and reviews concerning the internal control and risk management system carried out by third parties.

The composition and appointment, as well as duties and operational procedures of the Committee, are governed by rules approved by the Board of Directors on June 1, 2011 and amended on July 31, 2012.

Nomination Committee
Members: Giuseppe Recchi (Chairman), Alessandro Lorenzi, Alessandro Profumo and Mario Resca.

On July 28, 2011, the Board of Directors of Eni established the Nomination Committee, chaired by the Chairman of the Board of Directors. The Committee is made up of three to four Directors, a majority of whom are independent.

The Committee provides the Board of Directors with recommendations and advice. In particular the Committee: a) assists the Board of Directors in formulating the criteria for the appointment of persons indicated in following letter b) and of members of the other boards and bodies of Eni’s subsidiaries and associated companies; b) provides evaluations to the Board of Directors on the appointment of executives and members of the boards and bodies of the Company and of its subsidiaries, proposed by the Chief Executive Officer, whose appointment fall under the Boards’ responsibility and oversees the associated succession plans. Where possible and appropriate, in relation with the shareholders’ structure, the Committee proposes to the Board of Directors the succession plan concerning the Chief Executive Officer; c) acting upon proposal of the Chief Executive Officer, examines and evaluates criteria governing the succession plan for the Company’s key management personnel; d) proposes candidates to serve as Directors on the Board of Directors in the event one or more positions need to be filled during the course of the financial year (Article 2386, first paragraph, of the Italian Civil Code), ensuring compliance with the requirements on the minimum number of independent Directors and of the percentage reserved for the less represented gender; e) proposes to the Board of Directors candidates for the position of Director to be submitted to the Shareholders’ Meeting of the Company, taking account of any recommendation received from shareholders, in the event it is not possible to draw the required number of Directors from the slates presented by shareholders; f) oversees the annual self-assessment program on the performance of the Board of Directors and its Committees, in compliance with the Corporate Governance Code, and on the basis of the results of the self-assessment, provides its opinions to the Board of Directors regarding the size and composition of the Board or its Committees as well as the skills and professional qualifications it feels should be represented on the same, so that the Board itself can give its opinion to the shareholders prior to the appointment of the new Board; g) proposes to the Board of Directors the slate of candidates for the position of Director, to be submitted to the Shareholders’ Meeting if the Board decides to opt for the process envisaged in Article 17.3 of the By-laws; h) in compliance with the Corporate Governance Code, proposes to the Board of Directors guidelines regarding the maximum number of positions of Director or statutory auditor that a Company Director may hold and performs the associated periodic checks and evaluations to be submitted to the Board; i) periodically verifies that the Directors satisfy the independence and integrity requirements and ascertains the absence of circumstances that would render them incompatible or ineligible; j) provides its opinion to the Board of Directors on any activities carried out by the Directors in competition with the Company; and k) reports to the Board of Directors, at least once every six months and not later than the deadline for the approval of the Annual Financial Statements and of the semi-annual Financial Report, on the activity carried out, as well as on the adequacy of the appointment system, at the Board meeting indicated by the Chairman of the Board of Directors.

The composition, appointment, duties and operational procedures of the Nomination Committee are governed by rules approved by the Board of Directors on September 29, 2011 and amended on October 29, 2012.

Board of Statutory Auditors
The current Board of Statutory Auditors was appointed by the Ordinary Shareholders’ Meeting of May 5, 2011 for a term of three financial years. The Board’s term will therefore expire with the Shareholders’ Meeting called to approve the Financial Statements for the year ending December 31, 2013.

Name	Position	Year first appointed to Board of Statutory Auditors

Ugo Marinelli	Chairman	2008
Roberto Ferranti	Auditor	2008
Paolo Fumagalli	Auditor	2011
Renato Righetti	Auditor	2011
Giorgio Silva	Auditor	2005
Francesco Bilotti	Alternate Auditor	2005
Maurizio Lauri	Alternate Auditor	2011

Roberto Ferranti, Paolo Fumagalli, Renato Righetti and Francesco Bilotti were candidates in the list presented by the Ministry of the Economy and Finance; Ugo Marinelli, Giorgio Silva and Maurizio Lauri were candidates in the list presented by non-controlling shareholders (institutional investors).

The Auditors are appointed by means of a slate voting system: the lists are presented by shareholders representing at least 0.5% of the share capital. Two standing Statutory Auditors and one Alternate Auditor are selected from among the candidates of the non-controlling shareholders. The Chairman of the Board of Statutory Auditors is appointed by the Shareholders’ Meeting from among the Auditors elected by the non-controlling shareholders.

The Auditors must satisfy the independence, professional and integrity requirements established by Italian regulations. Article 28 of the By-laws specifies that the professionalism requirements may be fulfilled by having at least three years in: (i) professional or teaching activities pertaining to commercial law, business economics and corporate finance, or (ii) experience in executive positions in the fields of engineering and geology. U.S. regulations for Audit Committees require that at least one member of the Board of Statutory Auditors shall be a financial expert and have adequate knowledge of the functions of the Audit Committee and experience in the analysis and application of generally accepted accounting standards, preparation and auditing of financial statements and internal control processes.

Pursuant to the Consolidated Law on Financial Intermediation, the Board of Statutory Auditors monitors: (i) compliance with the law and the Company’s By-laws; (ii) observance of the principles of sound administration; (iii) the appropriateness of the Company’s organizational structure for matters within the scope of the Board’s authority, the adequacy of the internal control system and the administrative and accounting system and the reliability of the latter in accurately representing the Company’s transactions; (iv) the procedures for implementing the corporate governance rules provided for in the Corporate Governance Code, which the Company has adopted; and (v) the adequacy of the instructions imparted by the Company to its subsidiaries, in order to guarantee full compliance with legal reporting requirements.

In addition, pursuant to Article 19 of Legislative Decree No. 39/2010, in its role as the "internal control and financial auditing committee" the Board of Statutory Auditors oversees the following: a) the financial reporting process; b) the efficacy of internal control, internal audit (where applicable) and risk management systems; c) the auditing of the annual financial statements and consolidated financial statements; and d) the independence of the external auditor or the Audit Firm, in particular with regard to the provision of non-audit services to the entity subject to financial auditing.

The responsibilities assigned under the Decree to the "internal control and financial auditing committee" are consistent and substantively in line with the duties already assigned to the Board of Statutory Auditors of Eni, with specific consideration of its role as Audit Committee pursuant to the "U.S. Sarbanes-Oxley Act" (discussed in greater detail below).

As already set forth in the Consolidated Law on Financial Intermediation and currently regulated by Article 13 of Legislative Decree No. 39/2010, the Board of Statutory Auditors submits a reasoned opinion to the Shareholders’ Meeting on the selection of the external auditors and the determination of the associated fees.

Furthermore, pursuant to Article 19, paragraph 1, letters c) and d) of Legislative Decree No. 39/2010, the Board of Statutory Auditors supervises the auditing activities and the independence of the Audit Firm, verifying compliance with all applicable regulations as well as the nature and scale of any services other than financial auditing services provided to the Eni Group, either directly or through companies belonging to its network. In accordance with Article 153 of the Consolidated Law on Finance, the Board of Statutory Auditors presents the results of its supervisory activity in a report. This report is made available in its entirety to the public within the time limits applicable to the financial statements. On March 22, 2005, the Board of Directors, electing the exemption granted by the U.S. Securities and Exchange Commission (SEC) applicable to foreign issuers listed on the regulated U.S. markets, designated the Board of Statutory Auditors as the body that, as from June 1, 2005, performs, to the extent permitted under Italian regulations, the functions attributed to the Audit Committee of foreign issuers by the Sarbanes-Oxley Act and SEC rules. On June 15, 2005, the Board of Statutory Auditors approved the internal rules concerning its performance of the duties assigned to it under that U.S. legislation, the text of which is available on Eni’s website. The key functions performed by the Board of Statutory Auditors acting as an audit committee as provided for by SEC rules are as follows:
•	evaluating the offers submitted by external auditors for their engagement and providing a reasoned recommendation to the Shareholders’ Meeting concerning the engagement or removal of the external auditor;
•	overseeing the work of the external auditor engaged to audit the account or performing other audit, review or certification services;
•	making recommendations to the Board of Directors on the resolution of disagreements between management and the auditor regarding financial reporting;
•	approving the procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
•	approving the procedures for the pre-approval of specifically identified admissible non-audit services and examining the disclosures on the execution of the authorized services;
•	evaluating requests to use the external auditor firm engaged to perform audit services for admissible non-audit services and providing its opinion to the Board of Directors;
•	examining the periodical reports from the external auditor relating to: (a) all critical accounting policies and practices to be used; (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and (c) other material written communication between the external auditor and management;
•	examining reports from the CEO and the CFO concerning any significant deficiency in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and any material weakness in internal controls; and
•	examining reports from the CEO and the CFO concerning any fraud that involves management or other employees who have a significant role in the Company’s internal controls.

The Board of Statutory Auditors, in the execution of its functions, is supported by Company’s departments, in particular the Internal Audit Department and the Administrative and Financial Statement Department.

Eni Watch Structure and Model 231
In accordance with the Italian regulations concerning the "administrative liability of legal entities deriving from criminal offences", contained in Legislative Decree No. 231 of June 8, 2001 (henceforth, "Legislative Decree No. 231/2001"), legal entities, including corporations, may be held liable – and consequently fined or subject to prohibitions – in relation to certain crimes attempted or committed in Italy or abroad in the interest or for the benefit of the Company by individuals in high-ranking positions and/or persons managed or supervised by an individual in an high-ranking position. The companies may, in any case, adopt organizational, management and control models designed to prevent these crimes. With regards to this issue, Eni SpA’s Board of Directors – in its meetings of December 15, 2003 and

January 28, 2004 – approved an organizational, managerial and control model pursuant to Legislative Decree No. 231 of 2001 ("Model 231") and created the associated Watch Structure. Moreover, as a result of changes in the Italian legislation governing the matter and of the Company organizational structures, on March 14, 2008, the Board of Director updated Model 231 and adopted Eni’s Code of Ethics – replacing the previous version of the Eni Code of Conduct of 1998 – which represents a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes internally and externally in order to ensure that all business activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of all stakeholders with which Eni relates on an ongoing basis: shareholders, employees, suppliers, customers, commercial and financial partners, and the local communities and institutions of the countries where Eni operates. The synergies between the Code of Ethics – an integral part and essential general principle of Model 231 – and Model 231 are highlighted by the assignment to the Eni Watch Structure established by Model 231 the function of Guarantor of the Code of Ethics. The composition of the Eni Watch Structure, initially composed of only three members, was modified in 2007 with the inclusion of two external members, one of whom was appointed as Chairman of the Eni Watch Structure selected from among academics, professionals of proven authority and expertise in economic and business management issues. The internal members are the Senior Executive Vice President Legal Affairs, Executive Vice President Human Resources and Organization and Senior Executive Vice President Internal Audit of the Company. On May 19, 2011, the Board of Directors, with the favorable opinion of the Board of Statutory Auditors, appointed the current members of the Watch Structure.

Audit Firm
The auditing of the Company’s accounts is entrusted, in accordance with the law, to an independent Audit Firm appointed by the Shareholders’ Meeting on the basis of a reasoned recommendation of the Board of Statutory Auditors.

In addition to the obligations set forth in national auditing regulations, Eni’s listing on the New York Stock Exchange requires that the Audit Firm issue a report on the Annual Report on Form 20-F, in compliance with the auditing principles generally accepted in the United States. Moreover, the Audit Firm is required to issue an opinion on the efficacy of the internal control system applied to financial reporting.

For the most part, the subsidiaries’ financial statements are subject to auditing by Eni’s Audit Firm. Moreover, Eni’s Audit Firm, for the purpose of issuing an opinion on the consolidated financial statements, assumes responsibility for the auditing activities performed by other audit firms with respect to subsidiaries’ financial statements, which, taken together, account for an immaterial share of consolidated assets and revenues.

Acting on the Board of Statutory Auditors’ reasoned proposal, the Shareholders’ Meeting of April 29, 2010 appointed Reconta Ernst & Young SpA for the financial years 2010-2018.

Court of Auditors ("Corte dei conti")
The financial management of Eni is subject to the control of the Court of Auditors ("Corte dei conti") in order to preserve the integrity of the public finances. This work is performed by the magistrate of the Court of Auditors, Raffaele Squitieri (whose alternate is Amedeo Federici), on the basis of the resolution approved on October 28, 2009 by the Presidential Council of the Court of Auditors. Magistrate of the Court attends the meetings of the Board of Directors, of the Board of Statutory Auditors and of the Control and Risk Committee.

Employees

As of December 31, 2012, Eni had a total of 77,838 employees, an increase of 5,264 employees, or up 7.3% from December 31, 2011, which reflects an increase of 5,518 employees working outside Italy and a decrease of 254 employees hired in Italy.

During the year, 1,599 persons left their job at Eni in Italy (2.1% of all Group employees), of these 937 had an open-end contract and 662 a fixed-term contract. Declines were registered in all business Divisions due to efficiency actions.

The process of improvement in the quality mix of employees continued in 2012 with the hiring of 1,601 persons, of which 605 had fixed-term contracts. A total of 996 persons were hired with open-ended and apprenticeship contracts, most of them with university qualifications (697 persons).

Employees hired and working outside Italy were 51,034 (65.6% of all Group employees), an increase of 5,518 persons, mainly in the Engineering & Construction segment due to new contracts, in Exploration & Production segment due to the expansion of some operating units and in sourcing of contract people, and in Belgium in the Gas & Power segment (Nuon Belgium).

2010	2011	2012

(units)
Exploration & Production	10,276	10,425	11,304
Gas & Power (1)	5,072	4,795	4,752
Refining & Marketing	8,022	7,591	7,125
Chemicals	5,972	5,804	5,668
Engineering & Construction	38,826	38,561	43,387
Other activities	939	880	871
Corporate and financial companies	4,661	4,518	4,731

	73,768	72,574	77,838

(1)	Following the divestment of a significant stake in Snam and its deconsolidation closed in 2012, employees of the G&P business segment include Marketing and International transport activities. To allow a homogeneous comparison, the presentation of prior year date has been modified accordingly.

The table below sets forth Eni’s employees as of December 31, 2010, 2011 and 2012 in Italy and outside Italy:

2010	2011	2012

(units)
Exploration & Production	Italy	3,906	3,797	3,933
	Outside Italy	6,370	6,628	7,371

		10,276	10,425	11,304

Gas & Power (1)	Italy	2,479	2,310	2,126
	Outside Italy	2,593	2,485	2,626

		5,072	4,795	4,752

Refining & Marketing	Italy	6,162	5,790	5,505
	Outside Italy	1,860	1,801	1,620

		8,022	7,591	7,125

Chemicals	Italy	4,903	4,750	4,606
	Outside Italy	1,069	1,054	1,062

		5,972	5,804	5,668

Engineering & Construction	Italy	4,915	5,197	5,186
	Outside Italy	33,911	33,364	38,201

		38,826	38,561	43,387

Other activities	Italy	939	880	871
	Outside Italy	-	-	-

		939	880	871

Corporate and financial companies	Italy	4,497	4,334	4,577
	Outside Italy	164	184	154

		4,661	4,518	4,731

Total	Italy	27,801	27,058	26,804
	Outside Italy	45,967	45,516	51,034

		73,768	72,574	77,838

of which senior managers		1,454	1,468	1,474

(1)	Following the divestment of a significant stake in Snam and its deconsolidation closed in 2012, employees of the G&P business segment include Marketing and International transport activities. To allow a homogeneous comparison, the presentation of prior year date has been modified accordingly.

Share ownership

As of February 28, 2013, the cumulative number of shares owned by Eni’s directors, statutory auditors and senior managers, including the three Chief Operating Officers, was 305,696 less than 0.1% of Eni’s share capital outstanding as of the same data. Eni issues only ordinary shares, each bearing one-vote right; therefore shares held by those persons have no different voting rights. The break-down of share ownership for each of those persons is provided below.

Name	Position	Number of shares owned	Options granted

Board of Directors
Giuseppe Recchi	Chairman	42,000
Paolo Scaroni	CEO and COO of Eni	91,250	1,288,635
Carlo Cesare Gatto	Director	6,800
Paolo Marchioni	Director	1,500
Alessandro Profumo	Director		7,195
Mario Resca	Director	3,900
Francesco Taranto	Director	500
Chief Executive Officers
Claudio Descalzi	Chief Operating Officer of the E&P Division	39,455	108,635
Angelo Fanelli	Chief Operating Officer of the R&M Division	30,800	4,910
Umberto Vergine (*)	Chief Operating Officer of the G&P Division	13,764	43,420
Board of Statutory Auditors		7,454
Senior managers		68,273	657,485

(*)	i	In charge until December 5, 2012.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Ministry of Economy and Finance controls Eni as a result of shares held directly and indirectly through Cassa Depositi e Prestiti SpA ("CDP"), in which the Ministry of Economy and Finance holds a 70% stake. As of March 18, 2013, the total amount of Eni SpA’s voting securities owned by these shareholders was:

Title of class	Number of shares owned	Percent of class

Ministry of Economy and Finance	157,552,137	4.34
Cassa Depositi e Prestiti SpA	936,179,478	25.76

The following table shows the percentage of Eni’s share capital owned directly or indirectly by subjects that as of March 18, 2013 have notified that their holding exceeds the threshold of 2% pursuant to Article 120 of Italian Consolidated Law on Financial Intermediation and to Consob Resolution No. 11971/99 (Consob Regulations on Issuers). Holdings notified before July 16, 2012 have been recalculated (see figures in italics) based on No. 3,634,185,330 shares representing Eni’s current share capital following the cancellation of treasury shares approved by the Eni Shareholders’ Meeting of July 16, 2012.

Title of class	Number of shares owned	Percent of class

BNP Paribas Group	91,529,423	2.52	(a)

(a)	i	Direct and indirect holdings, of which 0.42% without voting rights.

The Ministry of Economy and Finance, in agreement with the Ministry of Economic Development, pursuant to Article 6.2 of the By-laws and to the special rules set out in Law No. 474/1994, retains certain special powers over Eni. See "Item 10 – Additional information – Limitations on changes in control of the Company (Special Powers of the Italian State)". As of March 18, 2013 there were 35,890,018 ADRs, each representing two Eni ordinary shares outstanding corresponding to approximately 2.0% of Eni’s share capital. See "Item 9 – The offer and the listing".

Related party transactions

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non-consolidated subsidiaries and affiliates as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties and their impact on consolidated earnings and cash flow, and on the Group’s assets and financial condition are reported in "Item 18 – note 42 of the Notes to the Consolidated Financial Statements".

On October 15, 2012, Eni divested a stake of 30% less one share of the voting capital in its Snam subsidiary to Cassa Depositi e Prestiti SpA (CDP), an entity controlled by the Italian Ministry of Economy and Finance. At the date of the transaction, the counterparty CDP held a stake in Eni that gave CDP a significant influence over the Company and was under common control of the Italian Ministry for Economy and Finance’s. Consequently, the transaction qualified as material transaction with a related party. Furthermore, because the value of the transaction was above certain established thresholds applicable to transactions with related parties pursuant to Italian listing standards provided by the Consob Regulation (No. 17221 of March 12, 2010 as updated by Regulation No. 17389 of June 23, 2012), the transaction was reviewed in accordance to the internal procedures that the Company has adopted to ensure fairness, transparency and correctness for similar transactions in line with Consob guidelines. That procedure is retrievable at the Company website eni.com in the section "Corporate Governance". For a full description of the transaction with CDP see "Item 4 – Significant transactions".

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

For a description of legal proceedings in which Eni is involved and which may affect Eni’s financial position and results of operations see "Item 18 – note 34 of the Notes to the Consolidated Financial Statements".

Dividends

Eni’s dividend policy in future periods, and the sustainability of the current amount of dividends over the next four-year period, will depend upon a number of factors including future levels of profitability and cash flow provided by operating activities, a sound balance sheet structure, capital expenditures and development plans, in light of the "Risk factors" set out in Item 3. The parent company’s net profit and, therefore, the amounts of earnings available for the payment of dividends will also depend on the level of dividends received from Eni’s subsidiaries. However, given the Company’s changed business profile which entails both more growth options and more volatile results, as well as and improved balance sheet, management plans to implement a new dividend police. The new dividend policy contemplates a progressive, growing dividend at a rate which is expected to be set taking into account Eni’s underlying earnings and cash flow growth as well as capital expenditure requirements and the targeted financial structure. Management will also evaluate the achievement of the targeted production levels in the Exploration & Production segment, the status of renegotiations at gas long-term supply contracts in the Gas & Power segment and the delivery on efficiency gains in the downstream businesses. This dividend policy is based on management’s planning assumptions for oil prices at 90 $/BBL in the 2013-2016 period and a gradual European demand recovery.

Management intends to propose to the Annual Shareholders’ Meeting scheduled on May 10, 2013, the distribution of a dividend of euro 1.08 per share for fiscal year 2012, of which euro 0.54 was already paid as interim dividend in September 2012. Total cash outlay for the 2012 dividend is expected at approximately euro 3.9 billion (including euro 1.96 billion already paid in September 2012) in case the Annual Shareholders’ Meeting approves the annual dividend. In future years, management expects to continue paying interim dividends for each fiscal year, with the balance to the full-year dividend to be paid in each following year. For further information about the Company’s dividend policy see "Item 5 – Management’s expectations of operations".

Significant changes

See "Item 5 – Recent developments" for a discussion of significant events occurred after 2012 year end up to the latest practicable date.

Item 9. THE OFFER AND THE LISTING

Offer and listing details

The principal trading market for the ordinary shares of Eni SpA ("Eni"), without indication of par value (the "Shares"), is the Mercato Telematico Azionario (Electronic Share Market or "MTA"). MTA, which is the principal trading market for shares in Italy, is a regulated market organized and managed by Borsa Italiana SpA ("Borsa Italiana"). Eni’s American Depositary Receipts ("ADRs"), each representing two Shares, are listed on the New York Stock Exchange. The ratio has changed from one ADR per five Shares to one ADR per two Shares, effective January 10, 2006.

The table below sets forth the reported high and low reference prices of Shares on MTA and of ADRs on the New York Stock Exchange, respectively. See "Item 3 – Key information - Exchange rates" regarding applicable exchange rates during the periods indicated below.

MTA	New York Stock Exchange

High	Low	High	Low

(euro per share)	($ per ADR)
2008	26.930	13.798	84.140	37.220
2009	18.350	12.300	54.450	31.070
2010	18.560	14.610	53.890	35.370
2011	18.420	12.170	53.740	32.980
2012	18.700	15.250	49.440	36.850
2011
First quarter	18.420	16.420	50.300	43.990
Second quarter	18.050	15.580	53.740	44.040
Third quarter	16.550	12.170	48.120	32.980
Fourth quarter	16.670	12.950	47.420	33.790
2012
First quarter	18.670	16.200	49.440	41.420
Second quarter	17.570	15.340	46.960	37.920
Third quarter	18.700	15.250	48.970	36.850
Fourth quarter	18.540	17.020	49.220	43.890
2013
First quarter
January 2013	19.480	18.400	52.120	49.270
February 2013	18.490	17.010	50.660	44.360
March 2013 (through March 18, 2013)	18.490	17.230	47.930	45.060

Until January 17, 2012, JPMorgan Chase Bank NA has functioned as depositary banking issuing ADRs pursuant to a deposit agreement among Eni, the depositary bank and the beneficial owners and registered holders from time of ADRs issued hereunder.

Effective January 18, 2012, The Bank of New York Mellon (the "Depositary") functions as depositary bank issuing ADRs pursuant to a deposit agreement (the "Deposit Agreement") among Eni, the Depositary and the beneficial owners ("Beneficial Owners") and registered holders from time to time of ADRs issued hereunder.

As of March 18, 2013 there were 35,890,018 ADRs outstanding, representing 71,780,036 ordinary shares or approximately 2% of all Eni’s shares outstanding, held by 112 holders of record (including the Depository Trust Company) in the United States, 109 of which are U.S. residents. Since certain of such ADRs are held by nominees, the number of holders may not be representative of the number of Beneficial Owners in the United States or elsewhere.

The Shares are included in the FTSE MIB Index (the "FTSE MIB"), the primary benchmark index for the Italian stock market. Capturing approximately 80% of the domestic market capitalization, the FTSE MIB measures the performance of 40 highly liquid, leading companies across leading industries listed on MTA and the Investment Vehicles Market ("MIV") and seeks to replicate the broad sector weights of the Italian stock market. The constituents of the FTSE MIB are selected according to the following criteria: market capitalization of free-float Shares and liquidity. The FTSE MIB is market cap-weighted after adjusting constituents for float. Since June 1, 2009 the FTSE MIB (previously S&P/MIB Index) is the principal indicator used to track the performance of the Italian stock market and is the basis for future and option contracts traded in the Italian Derivatives Market ("IDEM") managed by Borsa Italiana. The Shares are the first largest component of the FTSE MIB, with a weighting of approximately 15%, as established by FTSE after the quarterly rebalancing for FTSE MIB effective March 18, 2013.

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

Borsa Italiana disseminates daily market data and news for each listed security, including volume traded and high and low prices. At the end of each trading day an "official price", calculated as the weighted average price of the total volume of each security traded in the market during the session, and a "reference price", calculated as the closing auction price, are reported by Borsa Italiana. For the purposes of the automatic control of the regularity of trading on MTA, the following price variation limits shall apply to contracts concluded on shares making up the FTSE MIB, effective March 18, 2013: (i) ± 5.0% (or such other amount established by Borsa Italiana in the "Guide to the Parameters" for trading on the regulated markets organized and managed by Borsa Italiana) with respect to the static price (the static price shall be the previous day’s reference price, in the opening auction, or the auction price, in the continuous trading phase); and (ii) ± 3.5% (or such other amount established by Borsa Italiana in the "Guide to the Parameters") with respect to the dynamic price (the price of the last contract concluded during the continuous trading phase). Where the price of a contract that is being concluded exceeds one of the price variation limits referred to above, trading in that security will be automatically suspended and a volatility auction phase begun for a certain period of time.

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

According to Consob Regulations, Borsa Italiana has issued rules governing the organization and management of the Italian Regulated Markets it is responsible for, which are MTA (shares, convertible bonds, pre-emptive rights, warrants and Funds), ETFplus (Exchange Traded Funds and Exchange Traded Commodities market), IDEM (index and stock derivatives market), SeDeX (covered warrants and certificates), MOT (bond market) and MIV, as well as the admission to listing on and trading on these markets.

According to EU Markets in Financial Instruments Directive (No. 2004/39/EC) ("MiFID") and Consob Regulations, orders can be routed not only to Regulated Markets but also to either Multilateral Trading Facilities ("MTF"s) or Systematic Internalisers. A MTF is a multilateral system, operated by an investment firm or a market operator, which brings together multiple third-party buying and selling interests in financial instruments – in the system and in accordance with non-discretionary rules – in a way that results in a contract. A Systematic Internaliser is an investment firm or a bank which deals on own account by executing client orders outside a Regulated Market or a MTF. Outside Regulated Markets, block trading is also permitted for orders that meet certain minimum size requirements and must be notified to Consob and Borsa Italiana.

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

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Register office

"Eni SpA" results from the privatization of Ente Nazionale Idrocarburi, a public agency, established by Law No. 136 of February 10, 1953 and it is registered in the Rome Companies Register, with identification number (and tax number) 00484960588, and VAT number 0090581106. The Company’s registered office is located in Rome, Italy, and the Company has two branch offices in San Donato Milanese (Milan).

The full text of Eni’s By-laws is attached as an exhibit to this annual report (last amended on February 14, 2013). See "Exhibit 1".

Company objects and purpose
In accordance with Article 4 of Eni’s By-laws, the Company purpose includes the direct and/or indirect exercise, through equity holdings in companies or other entities of: activities in the field of hydrocarbons and natural gases, in compliance with the terms of concessions provided for by law; activities in the field of chemicals, nuclear fuels, geothermal energy, renewable energy sources and energy in general, in the design and construction of industrial plants in the mining industry, in the metallurgy industry, in the textile machinery industry, in the water sector, including water diversion, potabilization, purification, distribution and reuse; in the environmental protection sector and in the treatment and disposal of waste, as well as any other economic activity that is instrumental, ancillary or complementary to the afore mentioned activities. The Company performs and manages the technical and financial coordination of subsidiaries and associated companies and provides financial assistance to them. Moreover, the Company may acquire equity holdings and interests in other companies or enterprises with corporate purposes that are similar, related or complementary to its own or those of companies in which it has equity holdings, either in Italy or abroad, and it may provide secured and/or unsecured guarantees for its own and others’ obligations, including, in particular, sureties.

Directors’ issues

The Eni’s Board of Directors is invested with the fullest powers for the ordinary and extraordinary management of the Company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the corporate purpose, with the sole exception of acts that the law or Eni’s By-laws reserve to the Shareholders’ Meeting.

If the Shareholders’ Meeting has not appointed a Chairman of the Board, the Board shall elect one from among its members.

The Board of Directors appoints a Chief Executive Officer and delegates to him all necessary powers for the management of the Company, with the exception of those powers that cannot be delegated in accordance with current legislation and those retained exclusively by the Board of Directors on matters regarding major strategic, operational and organizational decisions.

According to Eni’s By-laws, the Board of Directors may delegate powers to the Chairman to identify and promote integrated projects and international agreements of strategic importance.

The Board of Directors may at any time revoke the powers delegated, proceeding, in the case of revocation of the powers delegated to the Chief Executive Officer, to appoint another Chief Executive Officer at the same time.

The Board of Directors, acting upon a proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for individual acts or categories of acts on other members of the Board of Directors.

In accordance with Eni’s By-laws, for a Board meeting to be valid, a majority of serving Directors with voting rights must be present. Resolutions shall be approved by a majority of the votes of the Directors with voting rights present; in the event of a tie, the person who chairs the meeting shall have a casting vote.

Interests in Company’s transactions
As provided by the Italian Civil Code, when a Director retains a personal interest or an interest on behalf of third parties in Company transactions, he shall disclose it to the Board of Directors and to the Board of Statutory Auditors, specifying the nature, terms, origin and extent of such interest. Based on this provision and in compliance with the Consob Regulation on transactions with related parties, the Board of Directors – on November 18, 2010 – unanimously approved the Management System Guidelines (MSG) "Transactions involving interests of directors and statutory auditors and transactions with related parties"21, which has been in effect from January 1, 201122 to ensure the transparency and substantial and procedural fairness of transactions with related parties and with parties that are of interest to Eni’s Directors and Statutory Auditors, carried out by Eni itself or its subsidiaries. This MSG and the subsequent amendments received the preliminary favorable opinion, expressed unanimously, of the Control and Risk Committee, composed entirely of independent Directors as per the requirements set out in the Corporate Governance Code, which Eni has adopted, and in accordance with the Consob Regulation. The MSG sets out monitoring and evaluation requirements for the preliminary phase and for carrying out a transaction with a party in which a Director or Statutory Auditor has an interest. In this regard, both in the preliminary and deliberation phase, a thorough, documented examination of the reasons for the transaction, highlighting the Company’s interest in carrying it out and the soundness and fairness of the underlying terms, is required. Directors involved in matters subject to Board resolution normally shall not participate in the relevant discussion and decision and must leave the room during these procedures. If the person involved is the Chief Executive Officer and the transaction falls under his duties, he shall in any case abstain from taking part in the transaction and shall entrust the matter to the Board of Directors (as provided by Article 2391 of the Italian Civil Code). In any case, if the transaction is the responsibility of the Board of Directors of Eni, a non-binding opinion from the Control and Risk Committee is required.

Moreover, to ensure compliance with the investigation and resolution procedures envisaged by the above mentioned MSG, Directors and Statutory Auditors issue a declaration, every six months and/or when there is any change, in which they explain their potential interests related to Eni and its subsidiaries, and in any case they inform the CEO (or the Chairman, in the case the CEO holds an interest) about individual transactions that Eni intends to carry out in which they have an interest; the CEO (or Chairman) will then inform the other Directors and the Board of Statutory Auditors.

Compensation
Directors’ compensation shall be determined by the Shareholders’ Meeting, as required by Italian law, while the compensation of Directors assigned particular duties in accordance with the By-laws (such as the Board Chairman and the CEO), or that participate in Board Committees, shall be determined by the Board of Directors, upon the proposal of the Compensation Committee, after consultation with the Board of Statutory Auditors (for more details about the compensation policy in 2012, see "Item 6 – Compensation").

Borrowing powers
The Company purpose includes the power to borrow. Moreover, in accordance with Article 11 of the By-laws, the Company may issue bonds, including convertibles bonds and warrants, in compliance with the law.

Retirement and shareholdings
There are no provisions in the By-laws relating to either retirement based on age-limit requirements and the number of shares required for a Director to qualify.

Company’s shares

In accordance with Article 5 of the By-laws, the Company’s share capital amounts to euro 4,005,358,876.00, fully-paid, and is represented by 3,634,185,330 ordinary registered shares without indication of par value. As required by the Italian law on the dematerialization of financial instruments, Eni’s shares must be held with "Monte Titoli SpA" (the Italian Central Depository for financial instruments) and their beneficial owners may exercise their rights through special deposit accounts opened with authorized intermediaries, such as banks, brokers and securities dealers.

Shares are indivisible and each share is entitled to one vote. Shareholders are allowed to vote at ordinary and extraordinary Shareholders’ Meeting, including by proxy or by mail or, if envisaged in the notice calling the meeting, by electronic means.

Moreover, in accordance with Article 9 of the By-laws, the Shareholders’ Meeting may resolve to increase the Company share capital by issuing shares, including shares of different classes, to be granted for no consideration to Eni employees, pursuant to Article 2349 of the Italian Civil Code. This power has not been exercised.

(21)	The Board of Directors modified this Management System Guideline on January 19, 2012.
(22)	This MSG replaced the previous regulation issued by the Board of Directors on the matter on February 12, 2009. The new provisions regarding information to be provided to the public, under both the Consob Regulation and the MSG, are applicable from December 1, 2010.

In 1995, Eni established a sponsored ADR (American Depositary Receipts) program directed at U.S. investors.

Each Eni ADR is equal to two Eni ordinary shares; Eni ADRs are listed on the New York Stock Exchange.

Dividend rights
Shareholders have the right to participate in profits and any other rights as provided by the law and subject to any applicable legal limitations: specifically, the ordinary Shareholders’ Meeting called to approve the annual financial statements may allocate the net income resulting after allotment to the legal reserve to the payment of a final dividend per share. In addition, during the course of the financial year, the Board of Directors may distribute, as allowed by the By-laws, interim dividends to the shareholders. Entitlement to dividends not collected within five years of the day on which they become payable shall lapse in favor of the Company and such dividends shall be allocated to reserves.

Voting rights
The general provisions on share "voting rights" are described at the paragraph "Shareholders’ Meeting" below. In relation to the appointment of the Board of Directors (Eni’s Board is not a "staggered board") and the Board of Statutory Auditors (see Item 6), Eni’s By-laws provide for a slate voting system. In particular, pursuant to Article 17 of the By-laws and in accordance with applicable law, slates may be presented both by shareholders, either severally or jointly, representing at least 1% of the share capital, or any other threshold established by Consob (the public authority responsible for regulating the Italian securities market) in its regulation, or by the Board of Directors. Each shareholder may, severally or jointly, submit and vote on a single slate only.

There are no provisions in Eni’s By-laws relating to: rights to share in Company profits; redemption provisions; sinking fund provisions; liability to further capital calls by the Company.

Liquidation rights
In the event the Company is wound up, the Shareholders’ Meeting shall decide the manner of its liquidation and appoint one or more liquidators, establishing their powers and remuneration. In accordance with Italian law, shareholders would be entitled to the distribution of the remaining liquidated assets of the Company in proportion to their shareholdings, only after payment of all the Company’s liabilities and satisfaction of all other creditors.

Change in shareholders’ rights

A shareholders’ resolution is required to make changes in shareholders’ rights. Italian law gives shareholders the right to withdraw in the event of an amendment of the provisions of the By-laws relating to, among other matters, voting and dividend rights, approved by resolution of the Shareholders’ Meeting with the attendance and decision-making quorum established by law for extraordinary meetings.

Shareholders’ Meeting

The Shareholders’ Meeting resolves on the issues set forth by applicable law and Eni’s By-laws, in "ordinary" or "extraordinary" form. Resolutions of ordinary and extraordinary Shareholders’ Meetings in first, second or third call must be passed with the majorities required by law in each case. The Board of Directors may, if deemed necessary, establish that both the ordinary and the extraordinary Shareholders’ Meeting be held after a single call. In the case of a single call, the majorities required by law in this case shall apply.

Shareholders’ Meetings shall normally be held at the Company’s registered office, unless otherwise decided by the Board of Directors, provided however they are held in Italy.

The Shareholders’ Meeting shall be called by way of a notice published on the Company website, as well as in accordance with the procedures specified in Consob regulations, by the statutory deadlines and in accordance with applicable law. The notice calling the meeting, which content is defined by the law and Eni’s By-laws, contains all the information for attending and voting at the meeting, including information on proxy voting and voting by correspondence (the information is also available on the Company’s website) and, if envisaged, it may include instructions for participating in the Shareholders’ Meeting by means of telecommunication systems and exercise the right to vote by electronic means. By the same date of the publication of the notice calling the meeting, the Board of Directors shall make a report on each of the items on the agenda available to the public at the Company's registered office, on the Company website and by other means envisaged by Consob regulation. Specific legal provisions may require other terms of publication of the Board of Directors report (i.e. in case of extraordinary transactions). An ordinary Shareholders’ Meeting shall be called at least once a year, within 180 days of the end of the Company’s financial year (on December 31), to approve the financial statements, since the Company is required to draw up consolidated financial statements.

Entitlement to attend and cast a vote at the Shareholders’ Meeting shall be certified by a statement submitted by an authorized intermediary on the basis of its accounting records to the Company on behalf of the person entitled to vote. The statement shall be issued by the intermediary on the basis of the balances on the accounts recorded at the end of the seventh trading day prior to the date of the Shareholders’ Meeting. Credit and debit records entered on the accounts after this deadline shall not be considered for the purpose of determining entitlement to exercise voting rights at the Shareholders’ Meeting. The statement issued by the authorized intermediary must reach the Company by the end of the third trading day prior to the date of the Shareholders’ Meeting, or by any other deadline established by Consob regulations issued in agreement with the Bank of Italy. Shareholders shall nevertheless be entitled to attend the meeting and cast a vote if the statements are received by the Company after the deadlines indicated above, provided they are received before the start of proceedings of the given call. For the purposes of these provisions, reference is made to the date of first call, provided that the dates of any subsequent calls are indicated in the notice calling the meeting; otherwise, the date of each call is deemed the reference date.

Those persons who are entitled to vote may appoint a party to represent themselves at the Shareholders’ Meeting by means of a written proxy or in electronic form in the manner set forth by current law. Electronic notification of the proxy may be made through a special section of the Company website as indicated in the notice calling the meeting. In order to simplify proxy voting by shareholders who are employees of the Company or of its subsidiaries and belong to shareholders’ associations that meet applicable statutory requirements, locations for communications and collecting proxies shall be made available to said associations in accordance with the terms and conditions agreed from time to time with the legal representatives of said associations.

The right to vote may also be exercised by correspondence in accordance with the applicable provisions of laws and regulations. If envisaged in the notice calling the meeting, those persons entitled to vote may participate in the Shareholders’ Meeting by means of telecommunication systems and exercise their right to vote by electronic means in accordance with the provisions of the law, applicable regulations and the Shareholders’ Meeting Rules.

The Company may designate a person for each Shareholders’ Meeting to whom the shareholders may confer a proxy with voting instructions on all or some of the items on the agenda, as provided for by law and regulations, by the end of the second trading day preceding the date set for the Shareholders’ Meeting including for calls subsequent to the first. Such proxy shall not be valid for items in respect of which no voting instructions have been provided.

The Chairman of the meeting shall verify the validity of proxies and, in general, entitlement to participate in the Meeting.

The Shareholders’ Meetings are governed by the Shareholders’ Meeting Rules as approved by resolution of the ordinary Shareholders’ Meeting on December 4, 1998, in order to guarantee an efficient conduct of meetings and the right of each shareholder to express his/her opinion on the items on the agenda.

During Shareholders’ Meetings, the Board of Directors provides broad disclosure on items examined and shareholders can request information on issues in the agenda. Information is provided taking into account applicable rules on inside information.

Stock ownership limitation and voting rights restrictions

There are no limitations imposed by Italian law or by Eni’s By-laws on the rights of non-residents in Italy or foreign people to hold shares or vote other than the limitations described below (which are equally applicable to residents and non-residents in Italy).

In accordance with Article 6 of the By-laws, and applying the special rules pursuant to Article 323 of Decree Law No. 332 of May 31, 1994, ratified with amendments by Law No. 474 of July 30, 1994 (Law No. 474/1994), no shareholder may hold, in any capacity, directly or indirectly, more than 3% of the Company’s share capital. Any voting rights and any other non-financial rights attached to shares held in excess of the maximum limit indicated above may not be exercised and the voting rights of each shareholder to whom such limit applies shall be reduced in proportion, unless otherwise jointly specified in advance by the parties involved.

(23)	This provision has been modified by the Decree Law No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012. For more details see the paragraph "Limitation on changes in control of the Company (Special Powers of the Italian State)" below.

Pursuant to Article 32 of the By-laws and the above mentioned provision of law, shareholdings owned by the Ministry of the Economy and Finance, public entities or organization controlled by them are exempt from this ban.

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

Limitation on changes in control of the Company (Special Powers of the Italian State)

Pursuant to Article 6.2 of the By-laws and to the special rules set out in Law No. 474/1994, the Minister of the Economy and Finance, in agreement with the Minister of Economic Development, retains special powers that can be exercised in accordance with the criteria set out in the Decree issued by the President of the Council of Ministers on June 10, 2004.

These special powers are briefly the following:
(a)	power of opposition to the acquisition of material shareholdings (i.e. shareholdings that represent, directly and indirectly, at least 3% of the share capital and consist of shares with the right to vote in ordinary Shareholders’ Meetings). The opposition, duly justified, must be expressed if the transaction is deemed to be prejudicial to the vital interests of the State, within ten days of the date of the notice to be filed by the Directors at the time request is made for registration in the shareholders’ register. Pending expiry of the ten-day term, the voting rights and other rights, except for the right to participate in profits, attached to the shares that represent the material shareholding may not be exercised. In the event the right of opposition is exercised, by means of a duly justified decision based on the actual prejudicial effect caused by the transaction to the vital interests of the State, the transferee may not exercise the voting rights or any other non-financial rights attached to the shares representing the material shareholding, and must dispose of said shares within one year. In the event of a failure to comply, the Court, upon appeal of the Minister of the Economy and Finance, shall order the disposal of the shares representing the material shareholding in accordance with the procedures set out in Article 2359-ter of the Italian Civil Code;
(b)	power of opposition to the conclusion of shareholders’ agreements, as referred to in Article 122 of the Consolidated Law on Finance, involving at least 3% of the share capital with voting rights at the ordinary Shareholders’ Meetings. For the purpose of exercising said power of opposition, Consob shall notify the Minister of the Economy and Finance of any such agreements notified to it pursuant to Article 122 of the Consolidated Law on Finance. The power of opposition shall be exercised within ten days of the date of the notice from Consob. Pending expiry of the ten-day term, the voting rights and other non-financial rights attached to the shares held by the shareholders who have entered into such shareholders’ agreements may not be exercised. If the power of opposition is exercised, with a measure duly explicating the prejudice that the aforesaid agreements may cause to the vital interests of the Italian State, the shareholders’ agreement shall be null and void. If the conduct during the Shareholders’ Meeting of the shareholders bound by the agreement reveals that the undertakings given under an agreement pursuant to the aforesaid Article 122 of the Consolidated Law on Finance have been maintained, any resolutions passed with the casting vote of these same shareholders may be challenged;
(c)	power of veto, duly justified by the effective prejudice to the vital interests of the Italian State, with respect to resolutions to wind up the Company, to transfer the business, to merge, to demerge, to transfer the Company’s registered office abroad, to change the Company purpose or to amend the By-laws so as to eliminate or modify the powers set out in letters (a), (b), (c) and in the subsequent letter (d); and
(d)	power of appointment of one non-voting Director.

The decisions for exercising the powers detailed in letters (a), (b) and (c) may be challenged, within sixty days, by the parties entitled to do so, before the Regional Administrative Court of Lazio.

The special powers shall be exercisable with regard to significant and binding cases of general interest (public order, public security, public health and defense) in an appropriate way and measure and proportionally to the safeguarding of these interests, even by means of necessary time limits, without prejudice to compliance with national and European principles and, in particular, with the non-discrimination principle.

The Decree of the Italian Prime Minister of May 20, 2010, following on certain decisions of the European Court of Justice, repealed Article 1, paragraph 2 of the Decree issued by the Italian Prime Minister on June 10, 2004, related to the specific circumstances in which the special powers may be exercised.

The Law Decree No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012, modified Italian legislation governing the special powers of the State to comply with European rules. The previous provisions (Article 2 of Law Decree No. 332/1994 ratified by Law No. 474/1994 and its implementing decrees), as well as the provisions of the By-laws which are inconsistent with the new rules, will be repealed by the last of the implementing ministerial regulations in the areas of energy, transport and communications. At the date of the filing of the present Form, the ministerial regulations had not been issued. Among the provisions to be repealed, those governing enforcement of Law No. 474/1994 related to Eni have been expressly identified. Albeit with some amendments, the provisions regarding the stock ownership limitations and voting rights restrictions pursuant to Article 3 of Law No. 474/1994 are still in force.

In order to "promote privatization and the spread of investment in shares" of companies in which the Italian State has a significant shareholding, Article 1, paragraphs 381 to 384 of Law No. 266 of 2005 (2006 Financial Law) introduced the power to add provisions to the By-laws of privatized companies primarily controlled by the Italian State, like Eni, which allow shares or participating financial instruments to be issued that grant the special meeting of its holders the right to request that new shares, even at par value, or new financial instruments be issued to them with the right to vote in ordinary and extraordinary Shareholders’ Meetings. Making this amendment to the By-laws would lead to the shareholding limit referred to in Article 6.1 of the By-laws being removed. At the present time, however, Eni’s By-laws do not contain such any provision.

Shareholder ownership thresholds

There are no By-law provisions governing the disclosure of the ownership threshold because the matter is regulated by Italian law. Pursuant to the Consolidated Law on Finance24 and Consob Regulation25, any direct or indirect holding in the voting shares of an Italian listed company in excess of 2%26, 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6%, 90% and 95% must be notified to the investee company and to Consob. The same disclosure requirements refer to holdings that drop below one of the specified thresholds. Due declarations shall be made within five trading days of the date of the transaction triggering the obligation to notify, regardless of the date on which it is carried out, using the forms established in Annex 4A to the above mentioned Regulation.

The relevant thresholds noted above shall be calculated including: (i) shares owned by the reporting person, even if the voting rights belong or are assigned to third parties, or are suspended, as well as shares in which the voting rights belong or are assigned to him; and (ii) shares held through third parties (and shares whose voting rights are assigned to such third parties) such as nominees, trustees or subsidiary companies. The obligation to notify also applies to any direct or indirect holding owned through ADRs. Specific disclosure requirements (with partially different thresholds) are connected to so-called "potential holdings" (such as holdings of derivatives or other equity-linked securities).

Voting rights attached to listed shares which have not been notified pursuant to the above mentioned disclosure requirements may not be exercised. Any resolution or act adopted in violation of such limitation, with the contribution of those undisclosed shares, could be voided if challenged in Court, under the Italian Civil Code.

The Consolidated Law on Finance regulates cross-ownership matters as follows.

Cross-ownership between listed companies may not exceed 2% of the shares. The company that last exceeds the limit of 2% may not exercise the voting rights attached to the shares held in excess of such threshold and must sell such shares within the following 12 months. In the event of failure to dispose of the shares by such time limit, the voting rights shall be suspended with respect to the entire shareholding, and any resolution or act adopted with the contribution of the relevant shares may be challenged under the Italian Civil Code. If a person holds an interest exceeding 2% of the share capital of a listed company, such listed company or any entity controlling such listed company may not acquire an interest exceeding 2% of the share capital of a listed company controlled by the former. If the foregoing limit is exceeded, the person who last exceeded the foregoing limit (or both holders, if it is not possible to ascertain which of the two persons was the last to exceed the limit) may not exercise the voting rights attached to the shares exceeding the foregoing limit. In the event of non-compliance, the voting rights attached to the shares held in excess of the limit specified shall be suspended and any resolution or act adopted with the contribution of the relevant shares may be challenged under the Italian Civil Code. The limitations described above are not applicable in the case of a takeover bid or exchange tender offer to acquire at least 60% of the ordinary shares of a listed company.

Under the Consolidated Law on Finance, any agreement, in whatever form, regarding the exercise of voting rights in a listed company or in its parent company, must be, within five days of stipulation: (i) notified to Consob; (ii) published in abstract form, in the Italian daily press; (iii) filed in the Register of Companies in which the listed company is registered; and (iv) notified to the company with listed shares. In the event of non-compliance with these requirements, the agreements shall be null and void and the voting rights attached to the relevant shares may not be exercised and any resolution or act adopted with the contribution of such shares may be challenged under the Italian Civil Code.

(24)	Legislative Decree No. 58 of February 24, 1998, with specific reference to Articles 120-122.
(25)	Article 117 of Consob Decision No. 11971/1999 and subsequently amendments.
(26)	Moreover, Consob may, by means of measures justified by the need to protect investors, as well as corporate control market and capital market efficiency and transparency, envisage – for a limited period of time – thresholds lower than 2% by its decree for companies with an elevated current market value and, particularly, extensive shareholding structure.

The same provisions also apply to agreements, in whatever form, that: (a) create obligations of consultation prior to the exercise of voting rights in a listed company and in its controlling companies; (b) set limits on the transfer of the related shares or of other financial instruments that entitle holders to buy or subscribe them; (c) provide for the purchase of the shares or of above mentioned financial instruments; (d) have as their object or effect the exercise, jointly or otherwise, of dominant influence on such companies; and (d-bis) which aim to encourage or frustrate a takeover bid or an exchange tender offer, including commitments relating to non-participation in a takeover bid.

Moreover, under the Italian Civil Code (Article 2359-bis), a subsidiary may acquire shares of the parent company only within the limits of distributable profits and available reserves as resulting from the last approved balance sheet. Only fully-paid shares can be purchased. The purchase must be approved by the Shareholders’ Meeting and, in any case, the nominal value of shares purchased may not exceed one-fifth of the capital of the parent company – if the latter is a listed company – taking into account for this purpose the shares held by the same parent company or its subsidiaries.

Finally, in accordance with Law No. 287 of October 10, 1990, any merger or acquisition of sole or joint control over a company that would create or strengthen a dominant position in the domestic market in a manner that eliminates or significantly reduces competition is prohibited and mergers and acquisition of specified dimension must be subject to the prior authorization of the Italian Antitrust Authority27. However, if the acquiring party and the company to be acquired operate in more than one EU Member State and together exceed certain revenue thresholds, the antitrust approval for the acquisition falls under the exclusive jurisdiction of the European Commission.

Changes in share capital

Eni’s By-laws do not provide for more stringent conditions than are required by law.

Share capital increases are resolved by a shareholders’ resolution at an extraordinary Shareholders’ Meeting. Under Italian law, shareholders have a pre-emptive right to subscribe new issues of shares and corporate bonds convertible into shares in proportion to their respective shareholdings. If the Company’s interest so requires, the pre-emptive right may be waived or limited by the shareholders’ resolution authorizing the share capital increase. The shareholders’ pre-emptive right is also waived if the shareholders’ resolution authorizing the share capital increase provides for the subscription of new issues of shares in the form of contributions in-kind.

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

(27)	Autorità garante per la concorrenza ed il mercato (AGCM - www.agcm.it).

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

Gains realized by non-residents from non-substantial interest in listed companies are deemed not to be realized in Italy and consequently are not subject to the capital gains tax.

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

Financial Transactions Tax
Italian Law No. 228 of December 24, 2012, has introduced a Tax on Financial Transactions which applies to the transfer of shares, ADR and other financial instruments issued by companies resident in Italy. The tax rate applicable for financial year 2013 is 0.12% for ADR negotiated in regulated markets (like NYSE). For further years tax rate will be reduced to 0.10%. Tax applies to transactions realized from March 1, 2013.

Non-Italian intermediaries, involved in the transactions of Eni ADR, must withhold and pay the Tax on Financial Transactions. For this purpose, non-Italian intermediaries can appoint an Italian Tax Representative, according to the Italian tax law.

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

Dividends
Subject to the passive foreign investment company, or PFIC, rules discussed below, distributions paid on the shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of Eni SpA’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes, but will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. To the extent that a distribution exceeds Eni SpA’s earnings and profits, it will be treated, first, as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the Shares or ADSs, and thereafter as capital gain. A U.S. Holder will be subject to U.S. federal taxation, on the date of actual or constructive receipt by the U.S. Holder (in the case of Shares) or by the Depositary (in the case of ADSs) with respect to the gross amount of any dividends, including any Italian tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. Holder by the Italian tax Authorities. If you are a non-corporate U.S. Holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Shares or ADSs generally will be qualified dividend income. The amount of the dividend distribution that you must include in your income as a U.S. Holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/$ rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain conditions and limitations, Italian tax withheld from dividends will be treated as a foreign income tax eligible for credit against the U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential rates. To the extent a refund of the tax withheld is available to a U.S. Holder under Italian law or under the income tax convention between the United States and Italy, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability. See "Italian taxation – Income tax" above, for the procedures for obtaining a tax refund. For foreign tax credit purposes, dividends paid on the shares will be income from sources outside the United States and will, depending on your circumstances, be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to you.

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

PFIC rules
Eni SpA believes that Shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Eni SpA were to be treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the Shares or ADSs, gain realized on the sale or other disposition of your Shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your Shares or ADSs will be treated as stock in a PFIC if Eni SpA were a PFIC at any time during your holding period in your Shares or ADSs. Dividends that you receive from Eni SpA will not be eligible for the preferential tax rates applicable to qualified dividend income if Eni SpA is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the possibility that the exposure to fluctuations in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. Eni’s financial performance is particularly sensitive to changes in the price of crude oil and movements in the euro/$ exchange rate. Overall, a rise in the price of crude oil has a positive effect on Eni’s results from operations and liquidity due to increased revenues from oil and gas production. Conversely, a decline in crude oil prices reduces Eni’s results from operations and liquidity.

The impact of changes in crude oil prices on the Company’s downstream gas and refining and marketing businesses and petrochemical operations depends upon the speed at which the prices of finished products adjust to reflect changes in crude oil prices. In addition, the Group’s activities are, to various degrees, sensitive to fluctuations in the euro/$ exchange rate as commodities are generally priced internationally in U.S. dollars or linked to dollar denominated products as in the case of gas prices. Overall, an appreciation of the euro against the dollar reduces the Group’s results from operations and liquidity, and vice versa.

As part of its financing and cash management activities, the Company uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are principally interest rate and currency swaps. The Company also enters into commodity derivatives as part of its ordinary commercial, trading activities and risk management and optimization activities as well as, from time to time, to hedge the exposure to variability in future cash flows due to movements in commodity prices, in view of pursuing acquisitions of oil and gas reserves as part of the Company’s ordinary asset portfolio management or other strategic initiatives.

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
(ii)	on the other hand, management enters purchase/sale commodity contracts for speculative purposes in order to alter the risk profile associated with a portfolio of assets (purchase contracts, transport entitlements, storage capacity) or leverage any price differences in the marketplace, seeking to increase margins on existing assets in case of favorable trends in the commodity pricing environment or seeking a potential profit based on expectations of future trends in prices. These contracts may lead to gains as well as losses, which, in each case, may be significant. Those derivatives will be accounted through profit and loss, resulting in higher volatility in the gas business’ operating profit. These trading activities are executed within limits set by internal policies and guidelines that define the maximum tolerable level of market risk. Furthermore the Company intends to optimize the value of its assets (gas supply contracts, storage sites, transportation rights, customer base, and market position) by effectively managing the flexibilities associated with them. This can be achieved through strategies of asset-backed trading where the underlying items are represented by the Company’s assets. We believe that the risk associated with asset backed trading activities is mitigated by the natural hedge granted by the assets’ availability. In 2012, Eni’s risk management activities helped reduce the Group exposure to the commodity risk: Furthermore trading activities including asset-backed activities reported positive contribution to the Group results of operations. We are planning to expand those trading activities both in the Gas & Power and the Refining & Marketing businesses. In fact, in 2012 the Company started a reorganization to integrate the supply activities of the Gas & Power and Refining & Marketing segments together with our trading, risk management and the wholesale activities of gas and LNG. This integration will allow us to capture opportunities from market trends and synergies in commodity risk management.

Please refer to "Item 18 – note 34 of the Notes to the Consolidated Financial Statements" for a qualitative and quantitative discussion of the Company’s exposure to market risks. Please also refer to "Item 18 – notes 13, 20, 25 and 30 of the Notes to the Consolidated Financial Statements" for details of the different derivatives owned by the Company in these markets.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12A. Debt securities

Not applicable.

Item 12B. Warrants and rights

Not applicable.

Item 12C. Other securities

Not applicable.

Item 12D. American Depositary Shares

In the United States, Eni’s securities are traded in the form of ADSs (American Depositary Shares) which are listed on the New York Stock Exchange. ADSs are evidenced by American Depositary Receipts (ADRs), and each ADR represents two Eni ordinary shares. Since January 18, 2012, Eni’s ADRs are issued, cancelled and exchanged at the office of Bank of New York Mellon, PO Box 358516 Pittsburgh, PA 15252-8516, as depositary (the "Depositary") under the Deposit Agreement between Eni, the Depositary and the holders of ADRs.

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

Type of service	Amount of fees or charges (1)	Depositary Actions

(a) Depositing or substituting the underlying shares	$5.00 (or less) for each 100 ADSs (or portion of 100 ADSs)	Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:
• Share distributions, stock split, rights, merger.
• Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities.

(b) Selling or exercising rights	$5.00 (or less) for each 100 ADSs (or portion of 100 ADSs)	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

(c) Withdrawing an underlying security	$5.00 (or less) for each 100 ADSs (or portion of 100 ADSs)	Acceptance of ADRs surrendered for withdrawal of deposited securities.

(d) Transferring, splitting or grouping receipts	Registration or transfer fees	Transfers, combining or grouping of depositary receipts.

(e) Expenses of the depositary	Varied charges	Expenses incurred on behalf of holders in connection with:
• The depositary’s or its custodian’s compliance with applicable law, rule or regulation.
• Stock transfer or other taxes and other governmental charges.
• Cable, telex, facsimile transmission/delivery.
• Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).
• Any other charge payable by Depositary or its agents.

(f) Distribution of cash	$0.02 (or less) per ADS	Any cash distribution to ADS registered holders.

(g) Depositary services	$0.02 (or less) per ADS per calendar year	Depositary services.

(1)	All fees and charges are paid by ADR holders to Bank of New York Mellon as Depositary and Transfer agent.

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

For the year 2012, as agreed in the Deposit Agreement with the previous depositary bank, JPMorgan Chase Bank of New York, and subsequent amendments, the Depositary will reimburse to Eni up to $1,500,000 in connection with above mentioned expenditures.

Expenses waived or paid directly to third parties by the Depositary
For the year 2012, the depositary has agreed to waive fees for standard costs associated with the administration of the ads program and has paid certain expenses directly to third parties on behalf of Eni SpA. These waived fees amounted to $117,487.39.

2012

($)
Fees paid to third parties	7,487.39
BNYMellon Products and Services	110,000.00
Total	117,487.39

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

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, has been audited by Reconta Ernst & Young SpA, an independent registered public accounting firm, as stated in its report that is included on page F-2 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting
There have not been changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Board of Statutory Auditors financial expert

Eni’s Board of Statutory Auditors has determined that the five members of Eni’s Board of Statutory Auditors are "audit committee financial expert". These five members are: Ugo Marinelli, who is the Chairman of the Board, Roberto Ferranti, Paolo Fumagalli, Renato Righetti and Giorgio Silva. All members are independent.

Item 16B. Code of Ethics

Eni adopted a Code of Ethics that applies to all Eni’s employees including Eni’s principal executive officer, principal financial officer and principal accounting officer. Eni published its Code of Ethics on Eni’s website. It is accessible at www.eni.com, under the section Corporate Governance. A copy of this Code of Ethics is included as an exhibit to this Annual Report on Form 20-F.

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

Item 16C. Principal accountant fees and services

Reconta Ernst & Young SpA has served as Eni’s principal independent public auditor for fiscal years 2012 and 2011 for which audited Consolidated Financial Statements appear in this Annual Report on Form 20-F.

The following table shows total fees paid by Eni, its consolidated and non-consolidated subsidiaries and Eni’s share of fees incurred by joint ventures for services provided by Eni to its public auditors Reconta Ernst & Young SpA and its respective member firms, for the years ended December 31, 2012 and 2011, respectively:

Year ended December 31,

2011	2012

(euro thousand)
Audit fees	22,031	23,042
Audit-related fees	1,113	1,351
Tax fees	323	25
All other fees	-	3
Total	23,467	24,421

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

During 2012, no audit-related fees, tax fees or other non-audit fees were approved by the Board of Statutory Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i) (c) of Rule 2-01 of Regulation S-X.

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

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers

The issuer and its affiliated purchasers have not executed any purchase of equity securities of the issuer since the beginning of 2009 up as of the date of the 20-F filing for the year ended December 31, 2012.

On July 16, 2012, the Extraordinary and Ordinary Shareholders’ meeting resolved to authorize the Board of Directors to purchase – in one or more transactions and in any case within 18 months from the date of the resolution – up to a maximum number of 363,000,000 ordinary Eni shares on the Mercato Telematico Azionario and up to a total amount of euro 6,000 million. The Board of Directors resolved to propose to the annual Shareholders’ Meeting scheduled on May 10, 2013 to grant a proxy to the Board of Directors to continue the purchase program of treasury shares for a period of 18 months beginning from the date of the grant.

As of December 31, 2012, Eni’s treasury shares in portfolio amounted to No. 11,388,287 corresponding to 0.31% of share capital of Eni, for a total book value of euro 201 million. The decrease of No. 371,266,546 shares held in treasury from December 31, 2011 (No. 382,654,833 shares) related to the cancellation of No. 371,173,546 shares, as resolved by the Extraordinary and Ordinary Shareholders’ meeting held on July 16, 2012 and to the sale of No. 93,000 shares following 2004 stock option plan.

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

This model differs from the U.S. one-tier model in which the Board of Directors is the sole corporate body responsible for management, with an Audit Committee established within the Board performing monitoring activities.

The following offers a description of the most significant differences between corporate governance practices adopted by U.S. domestic companies under the NYSE standards and those followed by Eni, also with reference to Corporate Governance Code for listed companies, which Eni has adopted (hereinafter the Corporate Governance Code).

Independent Directors

NYSE standards. In accordance with NYSE standards, the majority of the members on the Boards of Directors of U.S. companies must be independent. A Director qualifies as independent when the Board affirmatively determines that such Director does not have a material relationship with the listed company (and its subsidiaries), either directly, or indirectly. In particular, a Director may not be deemed independent if he/she or an immediate family member has a certain specific relationship with the issuer, its auditors or companies that have material business relationships with the issuer (e.g. he/she is an employee of the issuer or a partner of the auditor).

In addition, a Director cannot be considered independent in the three-year "cooling-off" period following the termination of any relationship that compromised a Director’s independence.

Eni standards. In Italy, the Consolidated Law on Financial Intermediation states that at least one of the Directors or two, if the Board is composed of more than seven members, must meet the independence requirements for Statutory Auditors of listed companies.

In particular, a Director may not be deemed independent if he/she or an immediate family member has relationships with the issuer, with its Directors or with the companies in the same group of the issuer that could influence the independence of their judgment.

Eni’s By-laws require that at least one Director – if the Board has no more than five members – or at least three Directors – if the Board is composed of more than five members – must satisfy the independence requirements.

Corporate Governance Code provides for additional independence requirements, recommending that the Board of Directors includes an adequate number of independent non-executive Directors. In particular, for issuers belonging to FTSE-Mib index of the Italian Stock Market, like Eni, the Corporate Governance Code recommends that at least one third of the members of the Board of Directors shall be independent Directors. In any event, independent Directors shall not be fewer than two. Independence is defined as not being currently or recently involved in any direct or indirect relationship with the issuer or other parties associated with the issuer and which may influence his/her independent judgment.

After the appointment of a Director who qualifies himself/herself as independent and subsequently, upon the occurrence of circumstances affecting the independence requirements and in any case at least once a year, the Board of Directors assesses the independence of the Director. The Board of Statutory Auditors verifies the correct application of the criteria and procedures adopted by the Board of Directors to evaluate the independence of its members.

The Board of Directors shall disclose the result of its evaluations, after the appointment, through a press release to the market and, subsequently, in the Annual Corporate Governance Report.

In accordance with Eni’s By-laws, if a Director does not or no longer satisfies the independence requirements or the minimum number of independent Directors fall below the threshold set by Eni’s By-laws, the Board declares the

Director disqualified and provides for his/her substitution. Directors shall notify the Company if they should no longer satisfy the independence and integrity requirements or if cause for ineligibility or incompatibility should arise.

Meetings of non-executive Directors

NYSE standards. Non-executive Directors, including those who are not independent, must meet on a regular basis without the executive Directors.

In addition, if the group of non-executive Directors includes Directors who are not independent, independent Directors should meet separately at least once a year.

Eni standards. Pursuant to Corporate Governance Code, independent Directors shall meet at least once a year without the other Directors. During 2012, Eni’s independent Directors had numerous opportunities to meet, formally and informally, to hold discussions and exchange opinions.

Audit Committee

NYSE standards. Listed U.S. companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and that complies with the provisions of the Sarbanes-Oxley Act and of Section 303A.07 of the NYSE Listed Company Manual.

Eni standards. At its Meeting of March 22, 2005, the Board of Directors, as permitted by the rules of the U.S. Securities and Exchange Commission applicable to foreign issuers listed on regulated U.S. markets, assigned the Board of Statutory Auditors, effective from June 1, 2005 and within the limits set by Italian law, the functions specified and the responsibilities assigned to the Audit Committee of such foreign issuers by the Sarbanes-Oxley Act and the SEC rules (see "Item 6 – Board of Statutory Auditors" earlier).

Under Section 303A.07 of the NYSE Listed Company Manual, audit committees of U.S. companies have additional functions and duties which are not mandatory for non-U.S. private issuers and which are therefore not included in the list of functions reported in "Item 6 – Board of Statutory Auditors".

Nominating/Corporate Governance Committee

NYSE standards. U.S. listed companies must have a nominating/corporate governance committee (or equivalent body) composed entirely of independent Directors whose functions include, but are not limited to, selecting qualified candidates for the office of Director for submission to the Shareholders’ Meeting, as well as developing and recommending corporate governance guidelines to the Board of Directors. This provision is not binding for non-U.S. private issuers.

Eni standards. Pursuant to the Corporate Governance Code, the Board of Directors shall establish among its members a nomination committee the majority of whose member shall be independent Directors.

On July 28, 2011, the Board of Directors of Eni established the Nomination Committee, chaired by the Chairman of the Board of Directors, Giuseppe Recchi, and composed of the Chairmen of the other Board Committees: Alessandro Lorenzi (Chairman of the Control and Risk Committee), Alessandro Profumo (Chairman of the Oil-Gas Energy Committee) and Mario Resca (Chairman of the Compensation Committee). The Nomination Committee is made up of three to four Directors, a majority of whom are independent in accordance with the recommendations of the Corporate Governance Code28. Further details on this Committee are reported in the Item 6.

Code of Business Conduct and Ethics

NYSE standards. The NYSE listing standards require each U.S. listed company to adopt a code of business conduct and ethics for its Directors, officers and employees, and to promptly disclose any waivers of the code for Directors or executive officers.

(28)	The Committee is currently made up of four Directors, three of whom are independent. The Chairman is not independent pursuant to the Corporate Governance Code which provides that the Chairman of the Board of Directors shall not be considered independent being a "significant representative" of the Company.

Eni standards. At its meetings of December 15, 2003, and January 28, 2004, the Board of Directors of Eni approved an organizational, management and control model pursuant to Italian Legislative Decree No. 231 of 2001 (hereinafter "Model 231") and established the associated Eni Watch Structure. Moreover, after subsequent approvals of the updates to Model 231 in response to changes in the Italian legislation governing the matter and in the Company organizational structures, on March 14, 2008, the Board of Directors approved the overall revision of Model 231 and adopted Eni’s Code of Ethics – replacing the previous version of Eni’s Code of Conduct of 1998. Eni’s Code of Ethics, which is an integral part of Model 231, sets out a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes internally and externally in order to ensure that all its business activities are conducted in compliance with the law, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of all the stakeholders with whom Eni interacts on ongoing basis: shareholders, employees, suppliers, customers, commercial and financial partners, and the local communities and institutions of the countries where Eni operates. All the people working for Eni, without exception or distinction, starting with Directors, senior management and members of the Company’s bodies, as also required under SEC rules and the Sarbanes-Oxley Act, are committed to observing and enforcing the principles set out in the Code of Ethics in the performance of their functions and duties. The synergies between the Code of Ethics and Model 231 are underscored by the designation of the Eni Watch Structure, established under Model 231, as the Guarantor of the Code of Ethics. The Guarantor of the Code of Ethics acts to ensure the protection and promotion of the above principles. Every six months, it presents a report on the implementation of the Code to the Control and Risk Committee, to the Board of Statutory Auditors and to the Chairman and the CEO, who in turn reports on this to the Board of Directors. The composition of the Model 231 Watch Structure – initially formed of only three members – was modified in 2007 with the inclusion of two external members, one of whom was appointed the Chairman of the Watch Structure itself, selected from among academics and professionals with proven experience in economic and business management matters. The internal members are the Senior Executive Vice President Legal Affairs, Executive Vice President Human Resources and Organization and Senior Executive Vice President Internal Audit of the Company. On May 19, 2011, the Board of Directors, with the favorable opinion of the Board of Statutory Auditors, appointed the current members of the Watch Structure.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eni S.p.A.

We have audited the accompanying consolidated balance sheets of Eni S.p.A. as of December 31, 2012 and 2011, and the related consolidated profit and loss account and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eni S.p.A. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eni S.p.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2013 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Rome, Italy

April 9, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eni S.p.A.

We have audited Eni S.p.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eni S.p.A. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting on page 185. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Eni S.p.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eni S.p.A. as of December 31, 2012 and 2011, and the related consolidated profit and loss account and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated April 9, 2013 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Rome, Italy

April 9, 2013

CONSOLIDATED BALANCE SHEET
(euro million)

Dec. 31, 2011	Dec. 31, 2012

Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents	(7)	1,500		7,765
Other financial assets available for sale	(8)	262		235
Trade and other receivables	(9)	24,595	1,496	28,621	2,714
Inventories	(10)	7,575		8,496
Current tax assets	(11)	549		771
Other current tax assets	(12)	1,388		1,230
Other current assets	(13)	2,326	2	1,624	8
		38,195		48,742
Non-current assets
Property, plant and equipment	(14)	73,578		63,466
Inventory - compulsory stock	(15)	2,433		2,538
Intangible assets	(16)	10,950		4,487
Equity-accounted investments	(17)	5,843		4,265
Other investments	(17)	399		5,085
Other financial assets	(18)	1,578	704	1,229	642
Deferred tax assets	(19)	5,514		4,913
Other non-current receivables	(20)	4,225	3	4,400	43
		104,520		90,383
Assets held for sale	(31)	230		516
TOTAL ASSETS		142,945		139,641
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	(21)	4,459	503	2,223	403
Current portion of long-term debt	(26)	2,036		2,961
Trade and other payables	(22)	22,912	1,446	23,581	1,616
Income taxes payable	(23)	2,092		1,622
Other taxes payable	(24)	1,896		2,162
Other current liabilities	(25)	2,237		1,437	6
		35,632		33,986
Non-current liabilities
Long-term debt	(26)	23,102		19,279
Provisions for contingencies	(27)	12,735		13,603
Provisions for employee benefits	(28)	1,039		982
Deferred tax liabilities	(29)	7,120		6,740
Other non-current liabilities	(30)	2,900		1,977	16
		46,896		42,581
Liabilities directly associated with assets held for sale	(31)	24		361
TOTAL LIABILITIES		82,552		76,928
SHAREHOLDERS’ EQUITY	(32)
Non-controlling interest		4,921		3,514
Eni shareholders’ equity
Share capital		4,005		4,005
Reserve related to cash flow hedging derivatives net of tax effect		49		(16)
Other reserves		53,195		49,579
Treasury shares		(6,753)		(201)
Interim dividend		(1,884)		(1,956)
Net profit		6,860		7,788
Total Eni shareholders’ equity		55,472		59,199
TOTAL SHAREHOLDERS’ EQUITY		60,393		62,713
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		142,945		139,641

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(euro million except as otherwise stated)

2010	2011	2012

Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES	(35)
Net sales from operations		96,617	2,905	107,690	3,477	127,220	3,783
Other income and revenues		967	57	926	41	1,546	56
		97,584		108,616		128,766
OPERATING EXPENSES	(36)
Purchases, services and other		68,774	5,820	78,795	5,880	95,363	6,604
- of which non-recurring charge (income)	(43)	(246)		69
Payroll and related costs		4,428	28	4,404	33	4,658	21
OTHER OPERATING (EXPENSE) INCOME	(36)	131	41	171	32	(158)	10
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(36)	9,031		8,785		13,561
OPERATING PROFIT		15,482		16,803		15,026
FINANCE INCOME (EXPENSE)	(37)
Finance income		6,109	41	6,376	49	7,218	53
Finance expense		(6,727)		(7,410)	(1)	(8,274)	(4)
Derivative financial instruments		(131)		(112)		(251)
		(749)		(1,146)		(1,307)
INCOME (EXPENSE) FROM INVESTMENTS	(38)
Share of profit (loss) of equity-accounted investments		493		500		278
Other gain (loss) from investments		619		1,623	338	2,603
		1,112		2,123		2,881
PROFIT BEFORE INCOME TAXES		15,845		17,780		16,600
Income taxes	(39)	(8,581)		(9,903)		(11,659)
Net profit for the year - Continuing operations		7,264		7,877		4,941
Net profit (loss) for the year - Discontinued operations	(31)	119	365	(74)	400	3,732	2,234
Net profit for the year		7,383		7,803		8,673
Attributable to Eni
Continuing operations		6,252		6,902		4,198
Discontinued operations	(31)	66		(42)		3,590
		6,318		6,860		7,788
Attributable to non-controlling interest	(32)
Continuing operations		1,012		975		743
Discontinued operations	(31)	53		(32)		142
		1,065		943		885
Earnings per share attributable to Eni (euro per share)	(40)
Basic		1.74		1.89		2.15
Diluted		1.74		1.89		2.15
Earnings per share attributable to Eni
- Continuing operations (euro per share)	(40)
Basic		1.72		1.90		1.16
Diluted		1.72		1.90		1.16

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(euro million)

Note	2010	2011	2012

Net profit		7,383	7,803	8,673
Other items of comprehensive income
Foreign currency translation differences	(32)	2,169	1,031	(717)
Change in the fair value of investments	(32)			141
Change in the fair value of other available-for-sale financial instruments	(32)	(9)	(6)	16
Change in the fair value of cash flow hedging derivatives	(32)	443	352	(102)
Share of "Other comprehensive income" on equity-accounted entities	(32)	(10)	(13)	7
Taxation	(32)	(175)	(128)	32
Total other items of comprehensive income		2,418	1,236	(623)
Total comprehensive income		9,801	9,039	8,050
Attributable to:
Eni		8,699	8,097	7,183
Non-controlling interest		1,102	942	867
		9,801	9,039	8,050

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(euro million)

Eni shareholders’ equity

Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale financial instruments net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2009	4,005	959	6,757	(439)	5	1,492	(1,665)	(6,757)	39,160	(1,811)	4,367	46,073	3,978	50,051
Net profit of the year											6,318	6,318	1,065	7,383
Other items of comprehensive income
Foreign currency translation differences				(2)			2,204		(75)			2,127	42	2,169
Change in the fair value of cash flow hedging derivatives net of tax effect				267								267		267
Change in the fair value of other available-for-sale financial instruments net of tax effect					(8)							(8)		(8)
Share of "Other comprehensive income" on equity-accounted entities						(5)						(5)	(5)	(10)
				265	(8)	(5)	2,204		(75)			2,381	37	2,418
Total comprehensive income of the year				265	(8)	(5)	2,204		(75)		6,318	8,699	1,102	9,801
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.50 per share in settlement of 2009 interim dividend of euro 0.50 per share)										1,811	(3,622)	(1,811)		(1,811)
Interim dividend distribution of Eni SpA (euro 0.50 per share)										(1,811)		(1,811)		(1,811)
Dividend distribution of other companies													(514)	(514)
Allocation of 2009 net profit									745		(745)
Effect related to the purchase of Italgas SpA and Stogit SpA by Snam SpA						56						56	(56)
Treasury shares sold following the exercise of stock options by Eni managers			(1)					1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem and Snam managers									10			10	27	37
Non-controlling interest recognized following the acquisition of the control stake in the share capital of Altergaz SA													7	7
Non-controlling interest excluded following the divestment of the control stake in the share capital of GreenStream BV													(37)	(37)
			(1)			56		1	756		(4,367)	(3,555)	(573)	(4,128)
Other changes in shareholders’ equity
Cost related to stock options									7			7		7
Stock options expired									(6)			(6)		(6)
Stock warrants on Altergaz SA						(25)						(25)		(25)
Other changes									13			13	15	28
						(25)			14			(11)	15	4
Balance at December 31, 2010	4,005	959	6,756	(174)	(3)	1,518	539	(6,756)	39,855	(1,811)	6,318	51,206	4,522	55,728

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY continued
(euro million)

Eni shareholders’ equity

Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale financial instruments net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2010		4,005	959	6,756	(174)	(3)	1,518	539	(6,756)	39,855	(1,811)	6,318	51,206	4,522	55,728
Net profit of the year												6,860	6,860	943	7,803
Other items of comprehensive income
Foreign currency translation differences	(32)							1,000		31			1,031		1,031
Change in the fair value of cash flow hedging derivatives net of tax effect	(32)				223								223		223
Change in the fair value of other available-for-sale financial instruments net of tax effect	(32)					(5)							(5)		(5)
Share of "Other comprehensive income" on equity-accounted entities	(32)						(12)						(12)	(1)	(13)
					223	(5)	(12)	1,000		31			1,237	(1)	1,236
Total comprehensive income of the year					223	(5)	(12)	1,000		31		6,860	8,097	942	9,039
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.50 per share in settlement of 2010 interim dividend of euro 0.50 per share)											1,811	(3,622)	(1,811)		(1,811)
Interim dividend distribution of Eni SpA (euro 0.52 per share)	(32)										(1,884)		(1,884)		(1,884)
Dividend distribution of other companies														(571)	(571)
Allocation of 2010 net profit										2,696		(2,696)
Payments by minority shareholders														26	26
Acquisition of non-controlling interest relating to Altergaz SA and Tigáz Zrt	(32)						(94)			(25)			(119)	(7)	(126)
Effect related to the purchase of Italgas SpA by Snam SpA	(32)						(5)						(5)	5
Treasury shares sold following the exercise of stock options exercised by Eni managers	(32)			(3)					3	3			3		3
Treasury shares sold following the exercise of stock options by Saipem and Snam managers	(32)						14			(10)			4	13	17
Non-controlling interest excluded following the sale of Acqua Campania SpA and the divestment of the control stake in the share capital of Petromar Lda														(10)	(10)
				(3)			(85)		3	2,664	(73)	(6,318)	(3,812)	(544)	(4,356)
Other changes in shareholders’ equity
Cost related to stock options										2			2		2
Stock options expired										(7)			(7)		(7)
Other changes										(14)			(14)	1	(13)
										(19)			(19)	1	(18)
Balance at December 31, 2011	(32)	4,005	959	6,753	49	(8)	1,421	1,539	(6,753)	42,531	(1,884)	6,860	55,472	4,921	60,393

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY continued
(euro million)

Eni shareholders’ equity

Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale financial instruments net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2011	(32)	4,005	959	6,753	49	(8)	1,421	1,539	(6,753)	42,531	(1,884)	6,860	55,472	4,921	60,393
Net profit of the year												7,788	7,788	885	8,673
Other items of comprehensive income
Foreign currency translation differences	(32)							(596)		(104)			(700)	(17)	(717)
Change in the fair value of investments	(32)					138							138		138
Change in the fair value of other available-for-sale financial instruments net of tax effect	(32)					14							14		14
Change in the fair value of cash flow hedging derivatives net of tax effect	(32)				(65)								(65)		(65)
Share of "Other comprehensive income" on equity-accounted entities	(32)						8						8	(1)	7
					(65)	152	8	(596)		(104)			(605)	(18)	(623)
Total comprehensive income of the year					(65)	152	8	(596)		(104)		7,788	7,183	867	8,050
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.52 per share in settlement of 2011 interim dividend of euro 0.52 per share)	(32)										1,884	(3,768)	(1,884)		(1,884)
Interim dividend distribution of Eni SpA (euro 0.54 per share)	(32)										(1,956)		(1,956)		(1,956)
Dividend distribution of other companies														(686)	(686)
Allocation of 2011 net profit										3,092		(3,092)
Effect related to the sale of Snam SpA										371			371	(1,602)	(1,231)
Acquisition of non-controlling interest relating to Altergaz SA and Tigáz Zrt	(32)						(4)						(4)	(3)	(7)
Treasury shares sold following the exercise of stock options exercised by Eni managers	(32)			(1)					1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem managers	(32)						7						7	22	29
				(1)			3		1	3,464	(72)	(6,860)	(3,465)	(2,269)	(5,734)
Other changes in shareholders’ equity
Elimination of treasury shares				(6,551)					6,551
Reconstitution of the reserve for treasury share				6,000						(6,000)
Stock options expired										(7)			(7)		(7)
Other changes							(1,140)			1,156			16	(5)	11
				(551)			(1,140)		6,551	(4,851)			9	(5)	4
Balance at December 31, 2012	(32)	4,005	959	6,201	(16)	144	292	943	(201)	41,040	(1,956)	7,788	59,199	3,514	62,713

CONSOLIDATED STATEMENT OF CASH FLOWS
(euro million)

Note	2010	2011	2012

Net profit of the year - Continuing operations		7,264	7,877	4,941
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and amortization	(36)	8,343	7,755	9,538
Impairments of tangible and intangible assets, net	(36)	688	1,030	4,023
Share of (profit) loss of equity-accounted investments	(38)	(493)	(500)	(278)
Gain on disposal of assets, net		(558)	(1,176)	(875)
Dividend income	(38)	(264)	(659)	(431)
Interest income		(95)	(99)	(108)
Interest expense		607	773	803
Income taxes	(39)	8,581	9,903	11,659
Other changes		(39)	331	(1,945)
Changes in working capital:
- inventories	(1,141)	(1,400)	(1,395)
- trade receivables	(1,923)	218	(3,184)
- trade payables	2,811	34	2,029
- provisions for contingencies	575	109	338
- other assets and liabilities	(1,480)	(657)	(1,161)
Cash flow from changes in working capital		(1,158)	(1,696)	(3,373)
Net change in the provisions for employee benefits		22	(10)	16
Dividends received		766	955	988
Interest received		124	99	91
Interest paid		(630)	(927)	(825)
Income taxes paid, net of tax receivables received		(9,018)	(9,893)	(11,868)
Net cash provided by operating activities - Continuing operations		14,140	13,763	12,356
Net cash provided by operating activities - Discontinued operations	(31)	554	619	15
Net cash provided by operating activities		14,694	14,382	12,371
- of which with related parties	(42)	(2,229)	(639)	(1,542)
Investing activities:
- tangible assets	(14)	(12,308)	(11,658)	(11,222)
- intangible assets	(16)	(1,562)	(1,780)	(2,295)
- consolidated subsidiaries and businesses	(33)	(143)	(115)	(178)
- investments	(17)	(267)	(245)	(391)
- securities		(50)	(62)	(17)
- financing receivables		(866)	(715)	(1,634)
- change in payables and receivables in relation to investing activities and capitalized depreciation		261	379	54
Cash flow from investing activities		(14,935)	(14,196)	(15,683)
Disposals:
- tangible assets		272	154	1,229
- intangible assets		57	41	61
- consolidated subsidiaries and businesses	(33)	215	1,006	3,521
- investments		569	711	1,203
- securities		14	128	52
- financing receivables		841	695	1,578
- change in payables and receivables in relation to disposals		2	243	(252)
Cash flow from disposals		1,970	2,978	7,392
Net cash used in investing activities		(12,965)	(11,218)	(8,291)
- of which with related parties	(42)	(1,626)	(800)	1,535

CONSOLIDATED STATEMENT OF CASH FLOWS continued
(euro million)

Note	2010	2011	2012

Proceeds from long-term debt	(26)	2,953	4,474	10,484
Repayments of long-term debt	(26)	(3,327)	(889)	(3,784)
Increase (decrease) in short-term debt	(21)	2,646	(2,481)	(753)
		2,272	1,104	5,947
Net capital contributions by non-controlling interest			26
Sale of treasury shares			3
Net acquisition of treasury shares different from Eni SpA		37	17	29
Acquisition of additional interests in consolidated subsidiaries			(126)	604
Dividends paid to Eni’s shareholders		(3,622)	(3,695)	(3,840)
Dividends paid to non-controlling interest		(514)	(552)	(539)
Net cash used in financing activities		(1,827)	(3,223)	2,201
- of which with related parties	(42)	(23)	348	(94)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)			(7)	(4)
Effect of exchange rate changes on cash and cash equivalents and other changes		39	17	(12)
Net cash flow of the year		(59)	(49)	6,265
Cash and cash equivalents - beginning of the year	(7)	1,608	1,549	1,500
Cash and cash equivalents - end of the year	(7)	1,549	1,500	7,765

Notes to the Consolidated Financial Statements

1 Basis of presentation

The Consolidated Financial Statements of Eni Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IAS B). Oil and natural gas exploration and production activity is accounted for in conformity with internationally accepted accounting principles. Specifically, this concerns the determination of the amortization expenses using the unit-of-production method and the recognition of the production-sharing agreement and buy-back contracts. The Consolidated Financial Statements have been prepared on a historical cost basis, taking into account where appropriate of any value adjustments, except for certain items that under IFRS must be recognized at fair value as described in the summary of significant accounting policies paragraph.

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

Subsidiaries’ financial statements are audited by the independent auditors who examine and certify also the information required for the preparation of the Consolidated Financial Statements. The 2012 Consolidated Financial Statements approved by Eni’s Board of Directors on March 14, 2013, were audited by the independent auditor Reconta Ernst & Young SpA. The independent auditor of Eni SpA, as the main auditor, is wholly in charge of the auditing activities of the Consolidated Financial Statements; when there are other independent auditors, it takes the responsibility of their work. Amounts in the financial statements and in the notes are expressed in millions of euros (euro million).

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

Business combination transactions are recognized by applying the acquisition method. The consideration transferred in a business combination is measured at the acquisition date and is the sum of the fair value of the assets transferred, the liabilities assumed or incurred, as well as any equity instruments issued by the acquirer. Acquisition-related costs are recognized in profit and loss account when they are incurred.

When acquired, the equity of subsidiaries is initially recognized at fair value. The excess of the purchase price of an acquired entity over the total fair value assigned to assets acquired and liabilities assumed is recognized as goodwill; negative goodwill is recognized in the profit and loss account.

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

In a business combination achieved in stages, the purchase price is determined by summing the fair value of previously held equity interest in the acquiree and the consideration transferred for the acquisition of control; the previously held equity interest is remeasured at its acquisition date fair value and the resulting gain or loss is recognized in profit and loss account; furthermore, on acquisition of control, any component of the acquiree previously recognized in other comprehensive income is charged to the profit and loss account.

The purchase of additional equity interests in subsidiaries from non-controlling interests is recognized in the Group shareholders’ equity and represents the excess of the amount paid over the carrying value of the non-controlling interests acquired; similarly, the effects of the sale of non-controlling interests in subsidiaries without loss of control are recognized in equity. Conversely, the sale of equity interests with loss of control determines the recognition in the profit and loss account: (i) of any gain/loss calculated as the difference between the consideration received and the corresponding transferred share of equity; (ii) of the amount of any gain or loss recognized as a result of remeasuring to fair value any investment retained in the former subsidiary; and (iii) of any component related to the former subsidiary previously recognized in other comprehensive income. The retained investment is remeasured to its fair value at the date when control is lost and shall be accounted for in accordance with the applicable measurement criteria3.

Intercompany transactions
Intercompany transactions and balances, including unrealized profits arising from intragroup transactions have been eliminated. Unrealized profits with companies accounted for using the equity method are eliminated for the share of the Group shareholders’ equity. In both cases, unrealized losses are not eliminated as evidence of an impairment of the asset transferred.

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

The main foreign exchange rates used to translate the financial statements adopting a different functional currency are indicated below:

(currency amount for euro 1)	Annual average exchange rate 2010	Exchange rate at Dec. 31, 2010	Annual average exchange rate 2011	Exchange rate at Dec. 31, 2011	Annual average exchange rate 2012	Exchange rate at Dec. 31, 2012

U.S. dollar	1.33	1.34	1.39	1.29	1.28	1.32
Pound sterling	0.86	0.86	0.87	0.84	0.81	0.82
Norwegian Krone	8.00	7.80	7.79	7.75	7.48	7.35
Australian dollar	1.44	1.31	1.35	1.27	1.24	1.27
Hungarian forint	275.48	277.95	279.37	314.58	289.25	292.30

(2)	The choice between partial goodwill and full goodwill method is available also for business combinations resulting in the recognition of a "negative goodwill" in profit or loss account (gain on bargain purchase).
(3)	Same criteria are applicable to sales implying the loss of joint control or significant influence over an investee.

3 Summary of significant accounting policies

The most significant accounting policies used in the preparation of the Consolidated Financial Statements are described below.

Current assets
Cash and cash equivalents include cash on hand, demand deposits, as well as financial assets originally due within 90 days, readily convertible to known amount of cash and subject to an insignificant risk of changes in value.

Held for trading financial assets and available-for-sale financial assets are measured at fair value with gains or losses recognized in the profit and loss account under "Financial income (expense)" and to the equity reserve related to other comprehensive income, respectively. Changes in fair value of available-for-sale financial assets recognized in equity are charged to the profit and loss account when the assets are derecognized or impaired. The objective evidence that an impairment loss has occurred is verified considering, interalia, significant breaches of contracts, serious financial difficulties or the risk of insolvency of the counterparty; asset write downs are included in the carrying amount. Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, held for trading financial assets and held-to-maturity financial assets. The fair value of financial instruments is determined by market quotations or, where there is no active market, it is estimated adopting suitable financial valuation models which take into account all the factors adopted by market operators and prices obtained in similar recent transactions in the market.

Interests and dividends on available-for-sale financial assets are accounted for on an accrual basis in "Financial income (expense)" and "Other gain (loss) from investments", respectively. When the purchase or sale of a financial asset is under a contract whose terms require delivery of the asset within the time frame generally established by regulation or convention in the market place concerned, the transaction is accounted for on the settlement date. Receivables are measured at amortized cost (see item "Financial fixed assets" below). Transferred financial assets are derecognized when the contractual rights to receive the cash flows of the financial assets are transferred together with the risks and rewards of the ownership. Inventories, including compulsory stocks and excluding construction contracts, are stated at the lower of purchase or production cost and net realizable value. Net realizable value is the net amount expected to be realized from the sale of inventories in the normal course of business, or, with reference to inventories of crude oil and petroleum products already included in binding sale contracts, the contractual sale price. Inventories of natural gas which are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price are measured at fair value less costs to sell.

The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis, or monthly, when it is justified by the use and the turnover of inventories of crude oil and petroleum products; the cost for inventories of the Chemical segment is determined by applying the weighted-average cost on an annual basis.

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

Expenditures on renewals, improvements and transformations which provide additional economic benefits are recognized as items of property, plant and equipment when it is probable that they will increase the expected future economic benefits of the asset. Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life which is an estimate of the period over which the assets will be used by the Company. When tangible assets are composed of more than one significant element with different useful lives, each component is depreciated separately. The amount to be depreciated is the book value less the estimated net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even when purchased with a building. Tangible assets held for sale are not depreciated (see item "Assets held for sale and discontinued operations" below). Any change to the depreciation plan, deriving from changes in the asset’s useful life, in its residual value or in the pattern of consumption of the economic benefits embodied in the asset, shall be recognized prospectively.

Assets that can be used free of charge by third parties are depreciated over the shorter term of the duration of the concession or the asset’s useful life. Replacement costs of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Expenditures for ordinary maintenance and repairs are expensed as incurred. The carrying value of property, plant and equipment is reviewed for impairment whenever events indicate that the carrying amounts for those assets may not be recoverable. The recoverability of an asset is assessed by comparing its carrying value with the recoverable amount, which is the higher of fair value less costs to sell or its value in use. If there is no binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the Company could reasonably expect to collect from the disposal of the asset. Value in use is the present value of the future cash flows expected to be derived from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Expected cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Oil, natural gas and petroleum products prices (and to prices for products which derive there from) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. Discounting is carried out at a rate that reflects a current market valuation of the time value of money and of those specific risks of the asset that are not reflected in the estimate of the future cash flows. In particular, the discount rate used is the Weighted Average Cost of Capital (WACC) adjusted for the specific Country risk of the activity. The evaluation of the specific Country risk to be included in the discount rate is provided by external parties. The WACC differs considering the risk associated with

(4)	Recognition and evaluation criteria of exploration and production activities are described in the section "Exploration and production activities" below.
(5)	The Company recognizes material provisions for the retirement of assets in the Exploration & Production segment. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as undetermined settlement dates for asset retirements do not allow a reasonable estimate of the fair value of the associated retirement obligation. The Company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

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

Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the lowest level within the entity at which it is monitored for internal management purposes. When the carrying amount of the cash generating unit, including goodwill allocated thereto, calculated considering any impairment loss of the non-current assets belonging to the cash generating unit, exceeds its recoverable amount6, the excess is recognized as an impairment loss. The impairment loss is first allocated to reduce the carrying amount of goodwill; any remaining excess to be allocated to the assets of the unit is applied pro-rata on the basis of the carrying amount of each asset in the unit. Impairment charges against goodwill are not reversed7. Costs of technological development activities are capitalized when: (i) the cost attributable to the development activity can be reliably determined; (ii) there is the intention, availability of financial and technical resources to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate future economic benefits.

Intangible assets also include public to private service concession arrangements concerning the development, financing, operation and maintenance of infrastructures under concession, in which the grantor: (i) controls or regulates what services the operator must provide with the infrastructure, and at what price; and (ii) controls – by the ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the concession arrangement. According to the agreements, the operator has the right to operate the infrastructure, controlled by the grantor, in order to provide the public service8.

(6)	For the definition of recoverable amount see item "Property, plant and equipment".
(7)	Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.
(8)	When the operator has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor, considerations received or receivable by the operator for construction or upgrade of infrastructure are recognized as a financial asset.

Exploration and production activities9 10

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

(9)	IFRS does not have specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation of assets previously applied before the introduction of IFRS 6 "Exploration for and evaluation of mineral resources".
(10)	With reference to the preparation of the 2012 Consolidated Financial Statements, prospectively starting from July 1, 2012, Eni has updated the conversion rate of natural gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5,550 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in the last three years and was assessed by collecting data on the heating power of gas in all Eni’s gas fields currently on stream. The effect of this update on production expressed in BOE was 9 kBOE/d for the full year 2012. Other per-BOE indicators were only marginally affected by the update (e.g. realization prices, costs per BOE) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

Grants
Grants related to assets are recognized as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with government entities, have been met. Grants not related to capital expenditure are recognized in the profit and loss account on an accrual basis matching the related costs when incurred.

Financial fixed assets

Investments
Investments in subsidiaries excluded from consolidation, jointly controlled entities and associates are accounted for using the equity method11. Under the equity method, investments are initially recognized at cost and subsequently adjusted to reflect: (i) the investor’s share of the post-acquisition profit or loss of the investee; and (ii) the investor’s share of the investee’s other comprehensive income. The changes in the equity of investees accounted for using the equity method, not arising from the profit or loss or from the other comprehensive income, are recognized in the investor’s profit and loss account, as they represent, basically, a gain or loss from a disposal of an interest of the investee’s equity. Distributions received from an investee are recorded as a reduction of the carrying amount of the investment. In applying the equity method, consolidations adjustments are considered (see also "Principles of consolidation" paragraph). When there is objective evidence of impairment (see also section "Current assets"), the recoverability is tested by comparing the carrying amount and the related recoverable amount determined by adopting the criteria indicated in the section "Property, plant and equipment". Subsidiaries excluded from consolidation, jointly controlled entities and associates are accounted for at cost, adjusted for impairment losses if this does not result in a misrepresentation of the Company’s financial condition. When the reasons for their impairment cease to exist, investments are revalued within the limit of the impairment made and their effects are included in "Other gain (loss) from investments". Other investments, included in non-current assets, are recognized at their fair value and their effects are included in the equity reserve related to other comprehensive income; the changes in fair value recognized in equity are charged to the profit and loss account when it is impaired or realized. Galp and Snam shares related to convertible bonds are measured at fair value through profit and loss account, under the fair value option, in order to significantly reduce the accounting mismatch with the recognition of the option embedded in the convertible bond, measured at fair value through profit and loss account.

When investments are not traded in a public market and their fair value cannot be reasonably determined, they are accounted for at cost, adjusted for impairment losses; impairment losses shall not be reversed12.

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

The initial carrying value is then adjusted to take into account principal repayments, reductions for impairment or uncollectibility and amortization of any difference between the maturity amount and the initial amount. Amortization is carried out on the basis of the effective interest rate of return represented by the rate that equalizes, at the moment of the initial recognition, the present value of expected cash flows to the initial carrying amount (so called "amortized cost method"). Receivables for finance leases are recognized at an amount equal to the present value of the lease payments and the purchase option price or any residual value; the amount is discounted at the interest rate implicit in the lease. If there is objective evidence that an impairment loss has been incurred (see also point "Current assets"), the impairment loss is measured by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate as defined at initial recognition, or at the moment of its updating to reflect re-pricings contractually established. Receivables and financial assets to be held to maturity are recognized net of the allowance for impairment losses; when the impairment loss is definite the allowance for impairment losses is reversed for charges, otherwise for excess. Changes to the carrying amount of receivables or financial assets in accordance with the amortized cost method are recognized as "Financial income (expense)".

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

Assets held for sale and discontinued operations
Non-current assets and current and non-current assets included within disposal groups, are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through their continuing use. For this to be the case, the sale must be highly probable and the asset or the disposal group must be available for immediate sale in its present condition.

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

Non-current assets and current and non-current assets included within disposal groups, classified as held for sale, are considered a discontinued operation if, alternatively: (i) represent a separate major line of business or geographical area of operations; (ii) are part of a disposal program of a separate major line of business or geographical area of operations; or (iii) are a subsidiary acquired exclusively with a view to resale. The results of discontinued operations, as well as any gain or loss recognized on the disposal, are indicated in a separate profit and loss account item, net of the related tax effects.

When there is a sale plan involving loss of control of a subsidiary, all the assets and liabilities of that subsidiary are classified as held for sale, regardless of whether a non-controlling interest in its former subsidiary will be retain after the sale.

Financial liabilities
Debt is measured at amortized cost (see item "Financial fixed assets" above). Financial liabilities are derecognized when they are extinguished, or when the obligation specified in the contract is discharged or cancelled or expires.

Provisions for contingencies
Provisions for contingencies are liabilities for expenses and charges of a definite nature and whose existence is certain or probable but for which at year end the timing or amount of future expenditure is uncertain. Provisions are recognized when: (i) there is a present obligation, legal or constructive, as a result of a past event; (ii) it is probable that the settlement of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to third parties at that time. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill these obligations. If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expenditures expected to be required to settle the obligation at a discount rate that reflects the Company’s average borrowing rate taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as "Financial income (expense)". When the liability regards a tangible asset (e.g. site dismantling and restoration), the provision is stated with a corresponding entry to the asset to which it refers. Charges to the profit and loss account are made with the amortization process. Costs that the Company expects to bear in order to carry out restructuring plans are recognized when the Company has a detailed formal plan for the restructuring and has raised a valid expectation in the affected parties that it will carry out the restructuring. Provisions are periodically reviewed and adjusted to reflect changes in the estimates of costs, timing and discount rates. Changes in provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site dismantling and restoration), changes in the provision are recognized with a corresponding entry to the assets to which they refer, to the extent of the assets’ carrying amounts; any excess amount is recognized to the profit and loss account.

In note 27, the following contingent liabilities are described: (i) possible, but not probable obligations arising from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; and (ii) present obligations arising from past events whose amount cannot be reliably measured or whose settlement will probably not result in an outflow of resources embodying economic benefits.

Provisions for employee benefits
Post-employment benefit plans, including informal arrangements, are classified as either defined contribution plans or defined benefit plans depending on the economic substance of the plan as derived from its principal terms and conditions. In the first case, the Company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due. The liabilities related to defined benefit plans, net of any plan assets, are determined on the basis of actuarial assumptions and charged on an accrual basis during the employment period required to obtain the benefits. The actuarial gains and losses of defined benefit plans are recognized pro-rata on service, in the profit and loss account using the corridor method, if and to the extent that net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of the plan assets, over the expected average remaining working lives of the employees participating in the plan. Such actuarial gains and losses derive from changes in the actuarial assumptions used or from a change in the conditions of the plan. Obligations for long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit is taken to the profit or loss in its entirety.

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

Revenues and costs
Revenues associated with sales of products and services are recognized when significant risks and rewards of ownership have passed to the customer or when the transaction can be considered settled and the associated revenue can be reliably measured. In particular, revenues are recognized for the sale of:
•	crude oil, generally upon shipment;
•	natural gas, upon delivery to the customer;
•	petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales of petroleum products are generally recognized upon shipment; and
•	chemical products and other products, generally upon shipment.

Revenues are recognized upon shipment when, at that date, significant risks are transferred to the buyer. Revenues from crude oil and natural gas production from properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s net working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at year end. Income related to partially rendered services is recognized in the measurement of accrued income if the stage of completion can be reliably determined and there is no significant uncertainty as to the collectability of the amount and the related costs. When the outcome of the transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. Revenues accrued during the year related to construction contracts are recognized on the basis of contractual revenues with reference to the stage of completion of a contract measured on the cost-to-cost basis. For service concession arrangements (see item "Intangible assets" above) in which customers fees do not provide a reliable distinction between the compensation for construction/update of the infrastructure and the compensation for operating it and in the absence of external benchmarks, revenues recognized during the construction/update phase are limited to the amount of the costs incurred. Additional revenues, derived from a change in the scope of work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the customer are included in the total amount of revenues when it is probable that the counterparty will accept them. Tangible assets, different from an infrastructure used in service concession arrangements, transferred from customers (or constructed using cash transferred from customers) and used to connect them to a network to supply goods and services, are recognized at their fair value as an offset to revenues. When more than one separately identifiable service is provided (for example, connection to a network and supply of goods) the entity shall assess for which one service it receives the transferred asset from the customer and it shall consistently recognize a revenue when the connection is delivered or over the lesser period between the length of the supply and the useful life of the transferred asset. Revenues are measured at the fair value of the consideration received or receivable net of returns, discounts, rebates, bonuses and direct taxation. Award credits, related to customer loyalty programs, are recognized as a separate component of the sales transaction which grant the right to customers. Therefore, the portion of revenues related to the fair value of award credits granted is recognized as an offset to the item "Other liabilities". The liability is charged to the profit and loss account in the period in which the award credits are redeemed by customers or the related right is lost. The exchange of goods and services of a similar nature and value do not give rise to revenues and costs as they do not represent sale transactions. Costs are recorded when the related goods and services are sold or consumed during the year or systematically allocated or when their future economic benefits cannot be identified. Costs associated with emission quotas, determined on the basis of the market prices, are recognized in relation to the amount of the carbon dioxide emissions that exceed the amount assigned. Costs related to the purchase of the emission rights are recorded as intangible assets net of any negative difference between the amount of emissions and the quotas assigned. Revenues related to emission quotas are recognized when they are realized through a sale transaction. In case of sale, if applicable, the acquired emission rights are considered as the first to be sold. Monetary receivables granted as a substitution of emission rights awarded free of charge are recognized as an offset to item "Other income" of the profit and loss account. Operating lease payments are recognized in the profit and loss account over the length of the contract. Labor costs include stock options granted to managers, consistent with their actual remunerative nature. The instruments granted are recorded at fair value on the vesting date and are not subject to subsequent adjustments; the current portion is calculated pro-rata over the vesting period13. The fair value of stock options is determined using valuation techniques which consider conditions related to the exercise of options, current share prices, expected volatility and the risk-free interest rate. The fair value of stock options is recorded as a charge to "Other reserves". The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs incurred for other scientific research activities or technological development, which cannot be capitalized (see item "Intangible assets" above), are included in the profit and loss account.

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

Income taxes
Current income taxes are determined on the basis of estimated taxable income. The estimated liability is included in "Income taxes payable". Current income tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using tax rates and the tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets or liabilities are recognized for temporary differences arising between the carrying amounts of the assets and liabilities and their tax bases, based on tax rates and tax laws that have been enacted or substantively enacted for future years. Deferred tax assets are recognized when their recoverability is considered probable; in particular, deferred tax assets are recoverable when it is probable that taxable income will be available in the same year as the reversal of the deductible temporary difference. Similarly, deferred tax assets for the carryforward of unused tax credits and unused tax losses are recognized to the extent that the recoverability is probable. Relating to the temporary differences associated with investments in subsidiaries, jointly controlled entities and associates, the related deferred tax liabilities are not recognized if the investor is able to control the timing of reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets and liabilities are included in non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item "Deferred tax assets"; if negative, in the item "Deferred tax

(13)	The period between the date of the award and the date at which the option can be exercised.

liabilities". When the results of transactions are recognized directly in shareholders’ equity, the related current and deferred taxes are also charged to the shareholders’ equity.

Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities measured at their fair value which is estimated by using the criteria described in the item "Current assets". When there is objective evidence that an impairment loss has occurred for reasons different from fair value decreases (see item "Current assets"), derivative are recognized net of the allowance for impairment losses.

Derivatives are designated as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the hedge is highly effective and regularly reviewed. When hedging instruments hedge the risk of changes of the fair value of the hedged item (fair value hedge, e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are measured at fair value through profit and loss account. Hedged items are consistently adjusted to reflect, in the profit and loss account, the changes of fair value associated with the hedged risk; this applies even if the hedged item should be otherwise measured.

When derivatives hedge the cash flow variability risk of the hedged item (cash flow hedge, e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), the changes in the fair value of the derivatives, considered an effective hedge, are initially recognized in the equity reserve related to other comprehensive income and then reclassifies to profit and loss account in the same period during which the hedged transaction affects the profit and loss account.

The changes in the fair value of derivatives that do not meet the conditions required to qualify for hedge accounting are recognized in the profit and loss account. In particular, the changes in the fair value of non-hedging derivatives on interest rates and exchange rates are recognized in the profit and loss account item "Financial income (expense)"; conversely, the changes in the fair value of non-hedging derivatives on commodities are recognized in the profit and loss account item "Other operating (expense) income". Economic effects of transactions to buy or sell commodities entered into to meet the entity’s normal operating requirements and for which the settlement is provided with the delivery of the underlying, are recognized on an accrual basis (the so-called normal sale and normal purchase exemption or own use exemption).

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

(14)	The financial statements are the same reported in the Annual Report 2011, except for the presentation of Snam Group as discontinued operations due to the sale of 30% less one share of the outstanding shares of Snam SpA to Gruppo Cassa Depositi e Prestiti. After the disposal, Eni exits the regulated businesses in Italy. The effects of the presentation as discontinued operations are indicated in note 31 – "Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale".
(15)	Further information on financial instruments as classified in accordance with IFRS is provided in note 34 – "Guarantees, commitments and risks - Other information about financial instruments".

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

Impairment of assets
Assets are impaired when there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such impairment indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance, a reduced utilization of the plants and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities or significant increase of the estimated development costs. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain and complex matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products. Similar remarks are valid for the physical recoverability of assets recognized in the balance sheet (deferred costs – see also item "Current assets") related to natural gas volumes not collected under long-term purchase contracts with take-or-pay clauses as well as for the recoverability of deferred tax assets. The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal cost or the value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment analyses are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved. For oil and natural gas properties, the expected future cash flows are estimated principally based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. Oil, natural gas and petroleum product prices (and prices from products which are derived there from) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. The estimate of the future amount of production is based on assumptions related to the commodity future prices, lifting and development costs, field decline rates, market demand and other factors. The discount rate reflects the current market valuation of the time value of money and of the specific risks of the asset not reflected in the estimate of the future cash flows. Goodwill and other intangible assets with an indefinite useful life are not subject to amortization. The Company tests for impairment such assets at the cash-generating unit level on an annual basis and whenever there is an indication that they may be impaired. In particular, goodwill impairment is based on the lowest level (cash generating unit) to which goodwill can be allocated on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the Company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired pro-rata on the basis of their carrying amount for the residual difference.

Asset retirement obligations
Obligations to remove tangible equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded presently in the Consolidated Financial Statements. Estimating future asset retirement obligations is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the Countries where Eni operates, as do political, environmental, safety and public expectations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligation in the period when it is incurred (typically, at the time the asset is installed at the production location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are updated with the passage of time (i.e. interest accretion) and any change in the estimates following the modification of future cash flows and discount rate adopted. The recognized asset retirement obligations are based on future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

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

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislations that implement international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated. Management, considering the actions already taken, insurance policies obtained to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations. However, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of an unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by applicable laws; (iii) the possible effects of future environmental legislations and rules; (iv) the effects of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, against other potentially responsible parties with respect to such litigations and the possible insurance recoveries.

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

6 Recent accounting principles

Accounting standards and interpretations issued by the IASB/IFRIC and endorsed by the EU
By Commission Regulation (EU) No. 475/2012 of June 5, 2012, the Amendments to IAS 1 "Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income" (hereinafter "Amendments to IAS 1") have been endorsed. The Amendments to IAS 1 require, interalia, entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to the profit and loss account subsequently, according to applicable IFRSs (reclassification adjustments). The Amendments to IAS 1 shall be applied for annual periods beginning on or after July 1, 2012 (for Eni: 2013 financial statements).

By Commission Regulation (EU) No. 475/2012 of June 5, 2012, the revised IAS 19 "Employee Benefits" (hereinafter "IAS 19") has been endorsed. The document requires, interalia: (i) to recognize actuarial gains and losses in other comprehensive income, eliminating the possibility to adopt the corridor approach. Actuarial gains and losses recognized in other comprehensive income will not be recycled through profit and loss account in subsequent periods; and (ii) to replace the separate presentation of the expected return on plan assets and the interest cost, with a single "net interest expense or income". This aggregate is determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability. The new provisions require, interalia, additional disclosures with reference to defined benefit plans. IAS 19 shall be applied for annual periods beginning on or after January 1, 201316.

By Commission Regulation (EU) No. 1254/2012 of December 11, 2012, IFRS 10 "Consolidated Financial Statements" (hereinafter "IFRS 10") and the revised IAS 27 "Separate Financial Statements" (hereinafter "revised IAS 27") have been endorsed. The documents state, respectively, the provisions for the presentation and the preparation of consolidated and separate financial statements. IFRS 10 provide, interalia, a new definition of control to be consistently applied to all entities (included vehicles). According to this definition, an entity controls an investee when it is exposed, or has rights, to its (positive and negative) returns from its involvement and has the ability to affect those returns through its power over the investee. The standard provides some indicators to be considered in assessing control which include, interalia, potential voting rights, protective rights, the presence of agency relationships and franchise agreements. Furthermore, the new provisions acknowledge the existence of control of an investee even if the investor holds less than majority of voting rights due to shareholding dispersion or passive attitude of other shareholders. IFRS 10 and the revised IAS 27 shall be applied for annual periods beginning on or after January 1, 2014.

By Commission Regulation (EU) No. 1254/2012 of December 11, 2012, IFRS 11 "Joint Arrangements" (hereinafter "IFRS 11") and the revised IAS 28 "Investments in Associates and Joint Ventures" (hereinafter "revised IAS 28") have been endorsed. Depending on the rights and obligations of the parties arising from arrangements, IFRS 11 classifies joint arrangements into two types – joint operations and joint ventures – and states the required accounting treatment. With reference to joint ventures, the new provisions require to account for them using the equity method, eliminating proportionate consolidation. A joint operator accounts for assets/liabilities and expenses/revenues relating to the joint operation on the basis of its rights and obligations determined and specified in the contractual arrangements, rather than basing on its ownership interest in the joint operation. The revised IAS 28 defines, interalia, the accounting treatment to be adopted on disposal of an equity interest, or a portion of an equity interest, in a joint venture or an associate. IFRS 11 and the revised IAS 28 shall be applied for annual periods beginning on or after January 1, 2014.

By Commission Regulation (EU) No. 1254/2012 of December 11, 2012, IFRS 12 "Disclosure of Interests in Other Entities" (hereinafter "IFRS 12") has been endorsed. The standard combines all the disclosures to be provided in financial statements regarding subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 shall be applied for annual periods beginning on or after January 1, 2014.

By Commission Regulation (EU) No. 1255/2012 of December 11, 2012, IFRS 13 "Fair Value Measurement" (hereinafter "IFRS 13") has been endorsed. The standard defines a framework for fair value measurements, required or permitted by other IFRSs, and the required disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date. IFRS 13 shall be applied for annual periods beginning on or after January 1, 2013.

By Commission Regulation (EU) No. 1256/2012 of December 13, 2012, the Amendments to IAS 32 "Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities" (hereinafter "the Amendments to IAS 32") and the Amendments to IFRS 7 "Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities" (hereinafter "the Amendments to IFRS 7") have been endorsed. The documents state, respectively, the requirements for offsetting financial assets and financial liabilities and the related disclosures. In particular, the Amendments to IAS 32 state that: (i) in order to set off financial assets and liabilities, the right of set-off must be legally enforceable in all circumstances, such as in the normal course of business, in the event of default or in the event of insolvency or bankruptcy, of one or all of the counterparties; and (ii) in presence of specific characteristics, the gross simultaneous settlement of financial assets and liabilities, that eliminate or result in insignificant credit and liquidity risk, may be considered equivalent to net settlement. The Amendments to IFRS 7 relating to disclosures shall be applied for annual periods beginning on or after January 1, 2013. Conversely, the Amendments to IAS 32 shall be applied for annual periods beginning on or after January 1, 2014.

(16)	Under the transition requirements of IAS 19, the new provisions shall be applied retrospectively starting from January 1, 2013, by adjusting the opening balance sheet as of January 1, 2012 and the 2012 profit and loss account as if the new provisions of IAS 19 had always been applied. Currently, Eni estimates that the application of the new provisions leads a pre-tax and post-tax effect amounting to, respectively: (i) a decrease of equity as of January 1, 2012 of euro 123 and euro 61 million; and (ii) a decrease of equity as of December 31, 2012 of euro 269 and euro 155 million, whose euro 149 and euro 96 million, related to the 2012 actuarial gains and losses recognized in other comprehensive income. The effect on the 2012 profit and loss account is not material.

Accounting standards and interpretations issued by the IASB/IFRIC and not yet endorsed by the EU
On November 12, 2009, the IASB issued IFRS 9 "Financial Instruments" (hereinafter "IFRS 9") which changes recognition and measurement criteria of financial assets and their classification in the financial statements. In particular, the new provisions require, interalia, a classification and measurement model of financial assets based exclusively on the following categories: (i) financial assets measured at amortized cost; and (ii) financial assets measured at fair value. The new provisions also require that investments in equity instruments, other than subsidiaries, joint ventures or associates, shall be measured at fair value with effects taken to the profit and loss account. If these investments are not held for trading purposes, subsequent changes in the fair value can be recognized in other comprehensive income, even if dividends are taken to the profit and loss account. Amounts taken to other comprehensive income shall not be subsequently transferred to the profit or loss account even at disposal. In addition, on October 28, 2010, the IASB updated IFRS 9 by incorporating the recognition and measurement criteria of financial liabilities. In particular, the new provisions require, interalia, that if a financial liability is measured at fair value through profit or loss, subsequent changes in the fair value attributable to changes in the own credit risk shall be presented in other comprehensive income; the component related to own credit risk is recognized in profit and loss account if the treatment of the changes in own credit risk would create or enlarge an accounting mismatch. On December 16, 2011, the IASB issued the document "Mandatory effective date and transition disclosures" which defer the effective date of IFRS 9 provisions to annual periods beginning on or after January 1, 2015 (previously January 1, 2013).

On June 28, 2012, the IASB issued the document "Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)", which provides some clarifications and relieves on the transition requirements of IFRS 10, IFRS 11 and IFRS 12. The provisions shall be applied for annual periods beginning on or after January 1, 2013.

On May 17, 2012, the IASB issued the document "Annual Improvements to IFRSs 2009-2011 Cycle", which includes, basically, technical and editorial changes to existing standards. The provisions shall be applied for annual periods beginning on or after January 1, 2013.

Eni is currently reviewing these new IFRS to determine the likely impact on the Group’s results.

Current assets

7 Cash and cash equivalents

Cash and cash equivalents of euro 7,765 million (euro 1,500 million at December 31, 2011) included financing receivables originally due within 90 days amounting to euro 5,861 million (euro 323 million at December 31, 2011). Cash and cash equivalents increased as a consequence of the reimbursement of intercompany loans mainly made by Snam prior to the divestment. The latter were related to amounts on deposit with financial institutions accessible only on a 48-hour notice. Restricted cash amounted to euro 84 million and referred to the Saipem segment as a consequence of judicial investigations and commercial proceedings. More information about the judicial investigations is disclosed in note 34 – Guarantees, commitments and risks – Algeria – Corruption investigation. The average maturity of financing receivables due within 90 days was 23 days and the effective average interest rate amounted to 0.5% (1.1% at December 31, 2011).

8 Other financial assets available for sale

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Securities held for operating purposes
Listed bonds issued by sovereign states	173	174
Listed securities issued by financial institutions	47	22
Non-quoted securities	5	5
	225	201
Securities held for non-operating purposes
Listed bonds issued by sovereign states	16	13
Listed securities issued by financial institutions	21	21
	37	34
	262	235

At December 31, 2011 and December 31, 2012, no financial assets were held for trading.

At December 31, 2012, bonds issued by sovereign states amounted to euro 187 million (euro 189 million at December 31, 2011). A break-down by country is presented below:

Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody’s	Rating - S&P

Sovereign states
Fixed rate bonds
Belgium	28	31	from 2.35 to 4.38	from 2014 to 2021	Aa3	AA
Italy	23	23	from 2.50 to 5.25	from 2013 to 2034	Baa2	BBB+
Austria	17	17	from 1.57 to 3.15	from 2013 to 2015	Aaa	AA+
Portugal	24	23	from 2.73 to 3.83	from 2013 to 2019	Ba3	BB
Spain	14	14	from 3.00 to 3.83	from 2014 to 2018	Baa3	BBB-
Netherlands	12	13	from 2.46 to 3.02	from 2013 to 2016	Aaa	AAA
Germany	10	10	from 2.67 to 2.78	from 2014 to 2015	Aaa	AAA
France	10	10	from 2.20 to 3.01	from 2013 to 2014	Aa1	AA+
Finland	2	1	1.60	2015	Aaa	AAA
Slovakia	14	15	from 0.34 to 4.81	from 2013 to 2017	A2	A
Ireland	13	13	from 4.61 to 4.68	from 2019 to 2020	Ba1	BBB+
United States of America	15	12	from 2.54 to 3.54	from 2014 to 2019	Aaa	AA+
Floating rate bonds
Italy	5	5		2013	Baa2	BBB+
Total sovereign states	187	187

Securities amounting to euro 48 million were issued by financial institutions with a rating ranging from Aaa to Baa3 (Moody’s) and from AAA to BBB- (S&P).

The effects of fair value evaluation of securities are set out below:

(euro million)	Carrying amount at Dec. 31, 2011	Changes recognized in equity	Carrying amount at Dec. 31, 2012

Fair value	(9)	16	7
Deferred tax liabilities	1	(2)	(1)
Other reserves of shareholders’ equity	(8)	14	6

Securities held for operating purposes of euro 201 million (euro 225 million at December 31, 2011) were designed to hedge the loss provisions of the Group’s insurance company Eni Insurance Ltd for euro 196 million (euro 220 million at December 31, 2011).

The break-down by currency of other financial assets held for trading or available for sale is presented below:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Euro	193	179
U.S. Dollar	51	38
Indian Rupee	18	18
	262	235

The fair value of securities was calculated basing on quoted market prices.

9 Trade and other receivables

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Trade receivables	17,709	19,966
Financing receivables:
- for operating purposes - short-term	468	440
- for operating purposes - current portion of long-term receivables	162	228
- for non-operating purposes	28	1,153
	658	1,821
Other receivables:
- from disposals	169	209
- other	6,059	6,625
	6,228	6,834
	24,595	28,621

Receivables are stated net of the valuation allowance for doubtful accounts of euro 1,636 million (euro 1,651 million at December 31, 2011):

(euro million)	Carrying amount at Dec. 31, 2011	Additions	Deductions	Other changes	Carrying amount at Dec. 31, 2012

Trade receivables	1,067	164	(169)	(6)	1,056
Financing receivables	6				6
Other receivables	578	7	(11)		574
	1,651	171	(180)	(6)	1,636

At the balance sheet date, Eni had in place transactions to transfer to factoring institutions certain trade receivables without recourse due in 2013 for euro 2,054 million of which without notification for euro 1,709 million (euro 1,779 million at December 31, 2011 without notification, due in 2012). Transferred receivables mainly related to the Refining & Marketing segment (euro 1,225 million), the Gas & Power segment (euro 754 million) and the Chemical segment (euro 75 million). Following the contractual arrangements with the financing institutions relating to receivables without notification, Eni collects the transferred receivables and transfers the collected amounts to those institutions. Furthermore, Engineering & Construction transferred without notification certain trade receivables without recourse due in 2013 for euro 149 million through Eni’s subsidiary Serfactoring SpA (euro 188 million at December 31, 2011, due in 2012).

The increase in trade receivables from the prior year balance sheet date of euro 2,257 million mainly related to increases in the Gas & Power segment (euro 2,843 million) and the Exploration & Production segment (euro 482 million) and a decrease of euro 976 million as a consequence of the deconsolidation of Snam and its subsidiaries.

Trade and other receivables were as follows:

Dec. 31, 2011	Dec. 31, 2012

(euro million)	Trade receivables	Other receivables	Total	Trade receivables	Other receivables	Total

Neither impaired nor past due	14,505	5,062	19,567	16,859	5,714	22,573
Impaired (net of the valuation allowance)	977	221	1,198	1,257	204	1,461
Not impaired and past due in the following periods:
- within 90 days	953	86	1,039	1,295	84	1,379
- 3 to 6 months	360	61	421	216	22	238
- 6 to 12 months	441	190	631	159	239	398
- over 12 months	473	608	1,081	180	571	751
	2,227	945	3,172	1,850	916	2,766
	17,709	6,228	23,937	19,966	6,834	26,800

Trade receivables not impaired and past due primarily pertained to high-credit-rating public administrations and other highly-reliable counterparties for oil, natural gas and chemical products supplies.

Additions to the allowance reserve for doubtful trade receivable accounts amounted to euro 164 million (euro 167 million in 2011) and primarily related to the Gas & Power segment (euro 118 million), the Refining & Marketing segment (euro 18 million) and Chemical segment (euro 17 million). Deductions amounted to euro 169 million (euro 52 million in 2011) and related to the Gas & Power segment (euro 132 million) and the Refining & Marketing segment (euro 26 million).

Trade receivables included amounts withheld to guarantee certain contract work in progress for euro 178 million (euro 103 million at December 31, 2011).

Trade receivables in currencies other than euro amounted to euro 7,236 million.

Receivables related to divesting activities of euro 209 million (euro 169 million at December 31, 2011) included the current portion of receivables relating to the divestment of a 1.71% interest in the Kashagan project for euro 114 million and to the divestment of a 3.25% interest in the Karachaganak project (equal to Eni’s 10% interest) to the Kazakh partner KazMunaiGas for euro 82 million. A description of both transactions is reported in note 20 – Other non-current receivables.

Other receivables of euro 6,625 million (euro 6,059 million at December 31, 2011) included receivables for euro 481 million (euro 504 million at December 31, 2011) relating to the recovery of costs incurred to develop an oil&gas project in the Exploration & Production segment that is currently undergoing arbitration procedure and for euro 333 million amounts of gas to be delivered to gas customers which off-took lower gas volumes than the contractual minimum take thus triggering the take-or-pay clause provided for by the relevant long-term sales contracts. Deferred revenues amounting to euro 522 million are stated among other current and non-current liabilities.

Financing receivables associated with financing operating activities of euro 668 million (euro 630 million at December 31, 2011) included loans made to unconsolidated subsidiaries, joint ventures and associates for executing industrial project for euro 351 million (euro 345 million at December 31, 2011), cash deposits to hedge the loss provision made by Eni Insurance Ltd for euro 280 million (euro 250 million at December 31, 2011) and receivables for financial leasing for euro 26 million (euro 31 million at December 31, 2011). More information about receivables for financial leasing is disclosed in note 18 – Other financial assets.

Financing receivables not related to operating activities amounted to euro 1,153 million (euro 28 million at December 31, 2011) and primarily related to: (i) receivables from Cassa Depositi e Prestiti for euro 883 million, of which euro 879 million as settlement of the total consideration of euro 3,517 million relating to the divestment of 1,013,619,522 ordinary shares of Snam SpA and euro 4 million of interests on delay in payment; (ii) residual receivables from Snam SpA for euro 141 million; (iii) restricted deposits in escrow for euro 93 million of Eni Trading & Shipping SpA of which euro 72 million with Citigroup Global Markets Ltd and euro 21 million with commercial counterparts relating to derivatives; and (iv) restricted deposits in escrow of receivables of the Engineering & Construction segment for euro 25 million (euro 28 million at December 31, 2011).

Financing receivables in currencies other than euro amounted to euro 331 million.

Other receivables were as follows:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Receivables originated from divestments	169	209
Accounts receivable from:
- joint venture operators in exploration and production	3,827	4,217
- non-financial government entities	62	33
- insurance companies	171	176
- prepayments for services	837	616
- from factoring arrangements	150	130
- other receivables	1,012	1,453
	6,059	6,625
	6,228	6,834

Receivables deriving from factoring arrangements of euro 130 million (euro 150 million at December 31, 2011) related to Serfactoring SpA and consisted primarily of advances for factoring arrangements with recourse and receivables for factoring arrangements without recourse.

Other receivables in currencies other than euro amounted to euro 5,737 million.

Receivables with related parties are described in note 42 – Transactions with related parties.

Because of the short-term maturity of trade receivables, the fair value approximated their carrying amount.

10 Inventories

Dec. 31, 2011	Dec. 31, 2012

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	892	172		1,722	2,786	948	190		1,748	2,886
Products being processed and semi-finished products	127	25		1	153	133	15		1	149
Work in progress			869		869			1,595		1,595
Finished products and goods	2,892	804		71	3,767	2,912	891		63	3,866
	3,911	1,001	869	1,794	7,575	3,993	1,096	1,595	1,812	8,496

Work in progress increased by euro 726 million since the amount of work done was higher than the amount invoiced according to contractual terms.

Contract works in progress for euro 1,595 million (euro 869 million at December 31, 2011) are stated net of prepayments for euro 7 million (euro 11 million at December 31, 2011) which corresponded to the amount of the works executed and accepted by customers.

Changes in inventories and in the loss provision were as follows:

(euro million)	Carrying amount at the beginning of the year	Additions	New or increased provisions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Carrying amount at the end of the year

December 31, 2011
Gross carrying amount	6,694	1,091			(20)	38	(42)	7,761
Loss provision	(105)		(94)	20		(2)	(5)	(186)
Net carrying amount	6,589	1,091	(94)	20	(20)	36	(47)	7,575
December 31, 2012
Gross carrying amount	7,761	1,158			(226)	(18)	(9)	8,666
Loss provision	(186)		(58)	64	10	1	(1)	(170)
Net carrying amount	7,575	1,158	(58)	64	(216)	(17)	(10)	8,496

Additions for the year amounting to euro 1,158 million were recorded in the Engineering & Construction segment (euro 762 million) and the Refining & Marketing segment (euro 252 million). Changes in the scope of consolidation of euro 216 million related for euro 215 million to the deconsolidation of Snam and its subsidiaries as a consequence of the loss of control.

11 Current income tax assets

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Italian subsidiaries	399	487
Foreign subsidiaries	150	284
	549	771

Income taxes are described in note 39 – Income tax expense.

12 Other current tax assets

(euro million)	Dec. 31, 2011	Dec. 31, 2012

VAT	581	862
Excise and customs duties	239	197
Other taxes and duties	568	171
	1,388	1,230

The decrease in other taxes and duties amounting to euro 397 million was mainly related to foreign subsidiaries of the Exploration & Production segment (euro 323 million).

13 Other current assets

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Fair value of non-hedging and trading derivatives	1,562	916
Fair value of cash flow hedge derivatives	157	31
Other current assets	607	677
	2,326	1,624

The fair value of non-hedging derivative contracts and derivatives contracts held for trading is presented below:

Dec. 31, 2011	Dec. 31, 2012

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Derivatives on exchange rate
Interest currency swap	16	50		8	44
Currency swap	204	5,819	833	158	3,349	4,597
Outright	2	116		3	215	8
	222	5,985	833	169	3,608	4,605
Derivatives on interest rate
Interest rate swap	6		1,885	1	23
	6		1,885	1	23
Derivatives on commodities
Over the counter	1,181	5,644	4,378	713	3,648	9,505
Future	68	452	438	26	825	9
Other	85		581	7	30	1
	1,334	6,096	5,397	746	4,503	9,515
	1,562	12,081	8,115	916	8,134	14,120

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation methods commonly used on the marketplace.

Fair values of non-hedging and trading derivatives of euro 916 million (euro 1,562 million at December 31, 2011) consisted of: (i) euro 564 million (euro 1,450 million at December 31, 2011) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; and (ii) euro 352 million (euro 112 million at December 31, 2011) of commodity and trading derivatives entered by the Gas & Power segment in order to optimize the economic margin and by Eni Trading & Shipping SpA for trading purposes.

Fair value of cash flow hedge derivatives of euro 31 million (euro 157 million at December 31, 2011) pertained to the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated to highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. Negative fair value of contracts expiring by 2013 is disclosed in note 25 – Other current liabilities; positive and negative fair value of contracts expiring beyond 2013 is disclosed in note 20 – Other non-current receivables and in note 30 – Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in note 32 – Shareholders’ equity and in note 36 – Operating expenses.

Purchase and sale commitments of cash flow hedge derivatives amounted to euro 31 million and euro 510 million, respectively (purchase and sale commitments of euro 3,297 million and euro 610 million, respectively, at December 31, 2011).

Information on hedged risks and hedging policies is disclosed in note 34 – Guarantees, commitments and risks - Risk factors.

Other assets amounted to euro 677 million (euro 607 million at December 31, 2011) and included: (i) prepayments and accrued income for euro 146 million (euro 260 million at December 31, 2011); (ii) prepayments of euro 129 million that were made to gas suppliers upon triggering the take-or-pay clause provided by the relevant long-term supply arrangements to be collected within 2013; (iii) rentals for euro 51 million (euro 18 million at December 31, 2011); and (iv) insurance premiums for euro 49 million (euro 64 million at December 31, 2011).

Transactions with related parties are described in note 42 – Transactions with related parties.

Non-current assets

14 Property, plant and equipment

(euro million)	Net book amount at the beginning of the year	Additions	Depreciation	Impairments	Changes in the scope of consolidation	Currency translation differences	Reclassification to assets held for sale	Other changes	Net book amount at the end of the year	Gross book amount at the end of the year	Provisions for depreciation and impairments

December 31, 2011
Land	665	9			100	(9)	(2)	8	771	799	28
Buildings	832	305	(131)	(40)		12)	(9)	458	1,427	3,544	2,117
Plant and machinery	42,991	3,704	(6,094)	(601)	16	866	(209)	6,821	47,494	121,166	73,672
Industrial and commercial equipment	991	383	(206)	(2)		(5)		(702)	459	1,789	1,330
Other assets	1,172	117	(113)	(5)	(116)	6	(1)	(231)	829	2,308	1,479
Tangible assets in progress and advances	20,753	7,140		(243)		523		(5,575)	22,598	24,257	1,659
	67,404	11,658	(6,544)	(891)		1,393	(221)	779	73,578	153,863	80,285
December 31, 2012
Land	771	5			(109)	(8)	(8)	4	655	678	23
Buildings	1,427	61	(108)	(45)	(316)	(2)	(7)	148	1,158	3,150	1,992
Plant and machinery	47,494	1,546	(7,012)	(1,079)	(9,719)	(313)	(304)	8,283	38,896	112,170	73,274
Industrial and commercial equipment	459	74	(112)	(3)	(62)	3		3	362	1,660	1,298
Other assets	829	89	(103)	(75)	(12)	(7)		5	726	2,239	1,513
Tangible assets in progress and advances	22,598	9,447		(407)	(2,207)	(187)	(130)	(7,445)	21,669	23,400	1,731
	73,578	11,222	(7,335)	(1,609)	(12,425)	(514)	(449)	998	63,466	143,297	79,831

Capital expenditures by segment were the following:

(euro million)	2011	2012

Capital expenditures
Exploration & Production	8,162	8,407
Gas & Power	128	156
Refining & Marketing	860	836
Chemicals	216	163
Engineering & Construction	1,084	998
Corporate and financial companies	73	71
Other activities - Snam (a)	1,153	539
Other activities	10	14
Elimination of intra-group profits	(28)	38
	11,658	11,222

(a)	Capital expenditures for 2011 pertaining to the segment Other activities - Snam has been reclassified from the Gas & Power segment.

Capital expenditures included capitalized finance expenses of euro 173 million, of which euro 26 million relating to discontinued operations (euro 147 million in 2011, of which euro 36 million relating to discontinued operations) and related to the Exploration & Production segment (euro 105 million), the Refining & Marketing segment (euro 39 million) and the Chemical segment (euro 3 million). The interest rates used for capitalizing finance expense ranged from 2.1% to 5.1% (1.0% and 3.7% at December 31, 2011).

The main depreciation rates used ranged as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

The break-down of impairments losses recorded in 2012 amounting to euro 1,609 million (euro 891 million in 2011) and the associated tax effect is provided below:

(euro million)	2011	2012

Impairment losses
Refining & Marketing	484	843
Exploration & Production	189	547
Chemicals	174	112
Gas & Power	5	80
Other segments	39	27
	891	1,609
Tax effects
Refining & Marketing	194	96
Exploration & Production	65	154
Chemicals	47	33
Gas & Power	2	21
Other segments	1	2
	309	306
Impairments net of the relevant tax effects
Refining & Marketing	290	747
Exploration & Production	124	393
Chemicals	127	79
Gas & Power	3	59
Other segments	38	25
	582	1,303

In assessing whether impairment is required, the carrying values of property, plant and equipment are compared with their recoverable amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. Given the nature of Eni’s activities, information on asset fair value is usually difficult to obtain unless negotiations with a potential buyer are ongoing. Therefore, the recoverability is verified by using the value-in-use which is calculated by discounting the estimated cash flows arising from the continuing use of an asset. The valuation is carried out for individual asset or for the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit - CGU). The Group has identified its main CGUs: (i) in the Exploration & Production segment, individual oilfields or pools of oilfields whereby technical, economic or contractual features make underlying cash flows interdependent; (ii) in the Refining & Marketing segment, refining plants, warehouses and commercial facilities relating to each distribution channels and by Country (ordinary network, high-ways network, and wholesale activities); (iii) in the Chemical segment, production plants by business and related facilities; and (iv) in the Engineering & Construction segment, the business units Offshore E&C and Onshore E&C, onshore drilling facilities and individual rigs for offshore operations. The recoverable amount is calculated by discounting the estimated cash flows deriving from the continuing use of the CGU and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life. Cash flows are determined on the basis of the best information available at the moment of the assessment deriving: (i) for the first four years of each projection, from the Company’s four-year plan adopted by the top management which provides information on expected oil and gas production volumes, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates; (ii) beyond the four-year plan horizon, cash flow projections are estimated based on management’s long-term assumptions regarding the main macroeconomic variables (inflation rates, commodity prices, etc.) and along a time horizon which considers the following factors: (a) for the oil&gas CGUs, the residual life of the reserves and the associated projections of operating costs and development expenditures; (b) for the CGUs of the Refining & Marketing segment and the Chemical segment, the economical and technical life of the plants and associated projections of operating costs, expenditures to support plant efficiency, refining and marketing margins and, in the case of chemical plants their normalized operating results before depreciation, interest and taxes; and (c) for the CGUs of the gas market and the Engineering & Construction segment, the perpetuity method of the last-year-plan by using a nominal growth rate ranging from 0% to 2% considering possible adjustments to reflect any cyclicality observed in the business; and (iii) commodity prices are estimated on the basis of the forward prices prevailing in the marketplace as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes and capital budget allocation (see note 3 – Summary of significant accounting policies). In particular, the long-term price of oil adopted for assessing the future cash flows of the oil&gas CGUs was $90 per barrel which is adjusted to take into account the expected inflationary rate from 2016 onwards.

Values-in-use are estimated by discounting post-tax cash flows at a rate which corresponds for the Exploration & Production, Refining & Marketing and Chemical segments to the Company’s weighted average cost of capital net of the risk factors attributable to Saipem and the G&P segment which are assessed on a stand alone basis. Then the discount rates are adjusted to factor in risks specific to each Country of activity (adjusted post-tax WACC). In 2012, the adjusted post-tax rates used for assessing values-in-use marginally decreased from the previous year reflecting a reduction in the financial parameters used for assessing the cost of capital: cost of borrowings to Eni determined by expected trends for borrowing spreads and management’s estimates about the composition of the Company’s finance debt and risk-free yields reflecting an expected decline in the risk premium of Italy. Those positive factors were partially absorbed by the increased weight of net equity in the determination of the cost of capital to the Group as the Board of Directors has reassessed the optimal mix between internally-generated funds versus third parties borrowings following the divestment of Snam. It is worth mentioning that the increased equity risk of the Eni share due to the divestment of a business with low volatility had no impact on the assessment of the cost of capital used for the impairment evaluations in the Exploration & Production, Refining & Marketing and Chemical segments. This conclusion is underpinned by the fact that in the past management adopted discount rates which excluded the mitigating effect of the lower volatility of Snam in the Eni’s portfolio. In 2012, the adjusted WACC used for impairment test purposes ranged from 7.2% to 13.0%.

Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.

The amount of impairment losses recorded in the Refining & Marketing segment of euro 843 million reflected management’s expectations of a reduced profitability outlook due to continuing weak trading conditions in the refining business negatively affected by rising feedstock costs, higher costs for energy utilities which are indexed to the price of crude oil, excess capacity in the Mediterranean area and anticipated poor demand for fuels on the back of the economic downturn. Based on these drivers, management recognized impairment losses at the Company’s refining plants by adjusting their book value to their lower values-in-use considering expectations of unprofitable margins in the long term. Other minor impairments were recorded at a retail network, marginal lines of business and certain safety and maintenance expenditures incurred in the period that were written-off because they related to assets previously impaired. The largest impairment losses were recorded at two refineries which were tested for impairment using a post-tax discount rate of 7.6%, corresponding to a pre-tax discount rate of 10.2% and 9.0%, respectively.

The Exploration & Production segment recorded asset impairments amounting to euro 547 million of which euro 350 million related to proved properties and euro 197 million to unproved properties. The main drivers were downward reserve revisions and decreasing prices of oil and gas properties located in USA, of a gas property located in India and changed economics of an oil property located in Turkmenistan. These impairment losses were assessed using a post-tax discount rate of: (i) 7.3%, corresponding to a pre-tax discount rate of 10.9%, for an asset located in USA; (ii) 8.2%, corresponding to a pre-tax discount rate of 13.6%, for an asset located in India; and (iii) 8.3%, corresponding to a pre-tax discount rate of 15.7%, for an asset located in Turkmenistan.

In the Chemical segment impairment losses amounted to euro 112 million and related to loss-making business lines producing olefins and polyethylene at the Brindisi (Italy) and Dunkerque (France) plants and expenditures incurred in the period that were written-off because they related to assets previously impaired.

The Gas & Power segment recorded impairment losses of euro 80 million relating for euro 71 million to the tangible assets existing at an offshore storage field in the British section of the North Sea which development project has been suspended in the light of continuing weakness in the gas scenario.

Change in the scope of consolidation of euro 12,425 million comprised the deconsolidation of Snam following the sale to Cassa Depositi e Prestiti SpA of a 30% stake and loss of control therein (euro 12,432 million) and the inclusion in the scope of consolidation following the finalization of the 100% acquisition of Nuon Belgium NV (now merged in Eni Gas & Power NV) and Nuon Power Generation Walloon NV (now Eni Power Generation NV) which markets gas and electricity mainly to residential and business customers in Belgium (euro 7 million).

Foreign currency translation differences of euro 514 million were primarily related to translations of entities accounts denominated in U.S. dollar (euro 759 million), partially offset by translations of entities accounts denominated in Norwegian krone (euro 207 million).

The reclassification to assets held for sale of euro 449 million comprised certain non-strategic assets of the Exploration & Production segment (euro 434 million).

Other changes of euro 998 million related to the initial recognition and change in estimates of the costs for dismantling and site restoration of euro 1,418 million, of which euro 1,351 million regarded the Exploration & Production segment. Such increase was partially offset by sales for a book value of euro 515 million and by depreciations related to the discontinued operations for euro 194 million. Sales of euro 515 million related to certain non-strategic assets of the Exploration & Production segment for euro 467 million, of which euro 163 million relating to the sale of the 3.25% interest in the Karachaganak project (equal to the Eni’s 10% interest). More information is disclosed in note 20 – Other non-current receivables.

Unproved mineral interests included in tangible assets in progress and advances are presented below:

(euro million)	Book amount at the beginning of the year	Acquisitions	Impairment losses	Transfers to proved mineral interest	Other changes and currency translation differences	Book amount at the end of the year

December 31, 2011
Congo	1,248			(8)	40	1,280
Nigeria		697			61	758
Turkmenistan	688			(70)	17	635
Algeria	446	57		(34)	16	485
USA	718		(64)	(458)	21	217
India	55				(7)	48
Other countries	106			(34)	1	73
	3,261	754	(64)	(604)	149	3,496
December 31, 2012
Congo	1,280			(2)	(24)	1,254
Nigeria	758				(15)	743
Turkmenistan	635		(109)	(1)	(9)	516
Algeria	485			(124)	(6)	355
USA	217		(62)	(51)	42	146
India	48		(26)			22
Other countries	73			(44)		29
	3,496		(197)	(222)	(12)	3,065

Impairment losses of euro 197 million are discussed in the previous paragraph.

Accumulated provisions for impairments amounted to euro 6,816 million and euro 8,058 million at December 31, 2011 and 2012, respectively.

At December 31, 2012, Eni pledged property, plant and equipment for euro 21 million primarily as collateral against certain borrowings (euro 27 million as of December 31, 2011).

Government grants recorded as a decrease of property, plant and equipment amounted to euro 132 million (euro 724 million at December 31, 2011). The decrease of euro 592 million related for euro 524 million to the deconsolidation of Snam.

Assets acquired under financial lease agreements amounted to euro 39 million (euro 19 million at December 31, 2011), of which euro 29 million related to service stations in the Refining & Marketing segment and euro 10 million related to FPSO ships used by the Exploration & Production segment to support oil production and treatment activities.

Contractual commitments related to the purchase of property, plant and equipment are disclosed in note 34 – Guarantees, commitments and risks - Liquidity risk.

Property, plant and equipment under concession arrangements are described in note 34 – Guarantees, commitments and risks - Asset under concession arrangements.

Property, plant and equipment by segment

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Property, plant and equipment, gross
Exploration & Production	96,561	103,369
Gas & Power	4,206	4,373
Refining & Marketing	14,884	15,744
Chemicals	5,438	5,589
Engineering & Construction	11,809	12,621
Corporate and financial companies	422	470
Other activities - Snam (a)	19,449
Other activities	1,617	1,617
Elimination of intra-group profits	(523)	(486)
	153,863	143,297
Accumulated depreciation, amortization and impairment losses
Exploration & Production	51,034	55,836
Gas & Power	1,705	1,961
Refining & Marketing	10,126	11,305
Chemicals	4,478	4,661
Engineering & Construction	3,840	4,408
Corporate and financial companies	226	243
Other activities - Snam (a)	7,433
Other activities	1,541	1,541
Elimination of intra-group profits	(98)	(124)
	80,285	79,831
Property, plant and equipment, net
Exploration & Production	45,527	47,533
Gas & Power	2,501	2,412
Refining & Marketing	4,758	4,439
Chemicals	960	928
Engineering & Construction	7,969	8,213
Corporate and financial companies	196	227
Other activities - Snam (a)	12,016
Other activities	76	76
Elimination of intra-group profits	(425)	(362)
	73,578	63,466

(a)	Property, plant and equipment as of December 31, 2011, pertaining to the segment Other activities - Snam has been reclassified from the Gas & Power segment.

15 Inventory - compulsory stock

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Crude oil and petroleum products	2,284	2,538
Natural gas	149
	2,433	2,538

Compulsory inventories were primarily held by Italian subsidiaries (euro 2,418 million and euro 2,525 million at December 31, 2011 and 2012, respectively) in accordance with minimum stock requirements of oil, petroleum products and natural gas set forth by applicable laws. Compulsory stock of natural gas went to zero at period-end as a consequence of the deconsolidation of Snam.

16 Intangible assets

(euro million)	Net book amount at the beginning of the year	Additions	Amortization	Impairment losses	Changes in the scope of consolidation	Currency translation differences	Other changes	Net book amount at the end of the year	Gross book amount at the end of the year	Provisions for depreciation and impairments

December 31, 2011
Intangible assets with finite useful lives
Exploration expenditures	538	1,245	(1,244)			17	8	564	2,634	2,070
Industrial patents and intellectual property rights	150	37	(85)	(2)		(1)	57	156	1,474	1,318
Concessions, licenses, trademarks and similar items	575	10	(159)				421	847	2,827	1,980
Service concession arrangements	3,562	308	(142)			(13)	(25)	3,690	6,361	2,671
Intangible assets in progress and advances	658	171					(581)	248	254	6
Other intangible assets	1,514	9	(128)			7	20	1,422	2,074	652
	6,997	1,780	(1,758)	(2)		10	(100)	6,927	15,624	8,697
Intangible assets with indefinite useful lives
Goodwill	4,175			(152)		2	(2)	4,023
	11,172	1,780	(1,758)	(154)		12	(102)	10,950
December 31, 2012
Intangible assets with finite useful lives
Exploration expenditures	564	1,871	(1,886)			(10)	9	548	2,653	2,105
Industrial patents and intellectual property rights	156	59	(58)	(1)	(74)	1	55	138	1,197	1,059
Concessions, licenses, trademarks and similar items	847	18	(134)	(1)	(46)		(1)	683	2,516	1,833
Service concession arrangements	3,690	170	(3)	(37)	(3,716)	(2)	(70)	32	101	69
Intangible assets in progress and advances	248	159		(1)	(57)		(86)	263	269	6
Other intangible assets	1,422	18	(127)	(1,030)	40	7	32	362	2,144	1,782
	6,927	2,295	(2,208)	(1,070)	(3,853)	(4)	(61)	2,026	8,880	6,854
Intangible assets with indefinite useful lives
Goodwill	4,023			(1,347)	(216)	2	(1)	2,461
	10,950	2,295	(2,208)	(2,417)	(4,069)	(2)	(62)	4,487

Capitalized exploration expenditures at the end of the year of euro 548 million mainly related to the residual book value of license acquisition costs that are amortized on a straight-line basis over the contractual term of the exploration lease or fully written off against profit and loss upon expiration of terms or management’s decision to cease any exploration activities. Additions for the year of euro 1,871 million included exploration drilling expenditures which are fully capitalized to reflect their investment nature and then entirely amortized for euro 1,650 million (euro 973 million in 2011) and license acquisition costs of euro 221 million (euro 270 million in 2011) primarily related to the acquisition of new exploration acreage in Liberia, Indonesia and Kenya.

Concessions, licenses, trademarks and similar items for euro 683 million primarily comprised transmission rights for natural gas imported from Algeria (euro 614 million) and concessions for mineral exploration (euro 47 million).

Service concession arrangements of euro 32 million primarily pertained to foreign gas distribution activities (euro 3,690 million, of which euro 3,618 million in Italy at December 31, 2011). The decrease of euro 3,658 million was essentially a consequence of the deconsolidation of Snam (euro 3,716 million).

Other intangible assets with finite useful lives of euro 362 million decreased by euro 1,060 million due to impairment losses recorded at intangible assets in the Gas & Power segment. A loss of euro 774 million (euro 511 million net of tax effect) was recorded on the customer relationship which was recognized upon the business combination of Distrigas NV (now Eni Gas & Power NV) and then allocated to the European market CGU. The impairment review to test the recoverability of the book value of such CGU brought to a lower value-in-use which was partly attributed to said customer relationship. In particular, the driver of the impairments was affected by a continuing loss of customers in Benelux, primarily in the wholesaler segment, considering the reduced profitability outlook in the light of continuing demand weakness, rising competitive pressure and oversupplies, as described below in the commentary about the impairment loss attributed to the European market CGU. The residual book value of the customer relationship amounted to euro 168 million (euro 111 million net of taxes) at the balance sheet date and will continue being amortized in accordance to the supply contract having the longest term (19 years at inception). An impairment loss of euro 256 million was recorded to write off the book value of an option to develop an offshore storage facility for commercial modulation of gas in the British North Sea, which was recognized upon the acquisition of Eni Hewett Ltd, driven by continuing weakness in the European gas scenario.

Other intangible assets also comprised: (i) royalties for the use of licenses by Versalis SpA amounting to euro 56 million (euro 60 million at December 31, 2011); and (ii) estimated costs for Eni’s social responsibility projects in relation to oil development programs in Val d’Agri and in North Adriatic area connected to mineral rights under concession for euro 44 million (euro 50 million at December 31, 2011) following commitments made with the Basilicata Region, the Emilia Romagna Region and the Province and Municipality of Ravenna.

The main amortization rates used were as follows:

(%)
Exploration expenditures	14	-	33
Industrial patents and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	3	-	33
Service concession arrangements	2	-	4
Other intangible assets	4	-	25

Impairment losses of intangible assets with indefinite useful life (goodwill) amounted to euro 1,347 million and pertained to the Gas & Power segment.

Changes in the scope of consolidation of intangible assets with indefinite useful life (goodwill) of euro 216 million comprised the deconsolidation of Snam Group following the loss of control (euro 314 million) and the inclusion of Nuon Belgium NV (now merged in Eni Gas & Power NV) and Nuon Power Generation Walloon NV (now Eni Power Generation NV) following the 100% acquisition (euro 98 million).

The carrying amount of goodwill at the end of the year was euro 2,461 million (euro 4,023 million at December 31, 2011) net of cumulative impairments amounting to euro 2,075 million (euro 726 million at December 31, 2011). The break-down of goodwill by operating segment is as follows:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Gas & Power	2,531	1,286
Engineering & Construction	749	750
Exploration & Production	270	265
Refining & Marketing	159	160
Other activities - Snam (a)	314
	4,023	2,461

(a)	Goodwill as of December 31, 2011, pertaining to the segment Other activities - Snam has been reclassified from the Gas & Power segment.

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition. The CGUs of the Gas & Power segment are represented by such commercial business units whose cash flows are largely interdependent and therefore benefit from acquisition synergies. The recoverable amounts of the CGUs are determined by discounting the future cash flows deriving from the continuing use of the CGUs and, if significant and reasonably determinable, the cash flows deriving from their disposal at the end of the useful life. For the determination of the cash flows see note 14 – Property, plant and equipment.

Values-in-use are determined by discounting post-tax cash flows at a rate which corresponds: (i) in Exploration & Production, Refining & Marketing and Chemical segments to the Company’s weighted average cost of capital net of the risk factors attributable to Saipem and the Gas & Power segment which are assessed on a stand alone basis. Then the discount rates are adjusted to factor in risks specific to each Country of activity (adjusted post-tax WACC). In 2012, the adjusted post-tax rates used for assessing values-in-use marginally decreased from the previous year reflecting a reduction in the financial parameters used for assessing the cost of capital: cost of borrowings to Eni determined by expected trends for borrowing spreads and management’s estimates about the composition of the Company’s finance debt and reduced risk-free yields reflecting an expected decline in the risk premium of Italy.

Those positive factors were partially absorbed by the increased weight of net equity in the determination of the cost of capital to the Group as the Board of Directors has reassessed the optimal mix between internally-generated funds versus third parties borrowings following the divestment of Snam. It is worth mentioning that the increased equity risk of the Eni share due to the divestment of a business with low volatility had no impact on the assessment of the cost of capital used for the impairment evaluations in the Exploration & Production, Refining & Marketing and Chemical segments. This conclusion is underpinned by the fact that in the past management adopted discount rates which excluded the mitigating effect of the lower volatility of Snam in the Eni’s portfolio. In 2012, the adjusted WACC used for impairment test purposes ranged from 7.2% to 13.0%; and (ii) the impairment test rate for the Gas & Power segment was estimated on the basis of a sample of comparable companies in the utility industry. The impairment test rate for the Engineering & Construction segment was derived from market data. Rates used in the Gas & Power segment were adjusted to take into consideration risks specific to each Country of activity, while rates used in the Engineering & Construction segment did not reflect any Country risks as most of the Company assets are not permanently located in a specific Country. Rates for the Gas & Power segment ranged from 6.9% to 8.5%, substantially unchanged from the previous year. In the Engineering & Construction segment, the discount rate was 7.8%, with a decrease of 0.7 percentage points from the previous year due to a lower equity risk.

Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.

Goodwill has been allocated to the following CGUs:

Gas & Power segment

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Domestic gas market	767	767
Foreign gas market	1,763	519
- of which European market	1,668	511
Other	1
	2,531	1,286

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

Goodwill allocated to the CGU European Market was mainly recognized upon the purchase price allocations in the business combinations mainly of Distrigas NV (now Eni Gas & Power NV) in Belgium and other smaller entities (Altergaz SA, now Eni Gas & Power France SA in France) in previous years and, in January 2012, the 100% acquisition of Nuon Belgium NV (now merged in Eni Gas & Power NV) and Nuon Power Generation Walloon NV (now Eni Power Generation NV), companies marketing gas and electricity mainly to residential and professional customers in Belgium (euro 98 million). The CGU European Market comprises gas marketing activities managed by the companies acquired and gas marketing activities managed directly or indirectly by the Gas & Power Division of the parent company Eni SpA (North-West Europe area, France, Germany, Benelux, United Kingdom, Switzerland and Austria). Those business units jointly benefited from the business combination synergies. In performing the impairment review of the recoverability of the CGU carrying amount at the balance sheet date, management recognized an impairment loss amounting to euro 1,255 million considering a reduced profitability outlook and fundamental modifications pointing to a higher cyclicality of the gas business.

The key assumptions adopted in assessing future cash flow projections of both the CGUs Domestic Market and European Market included marketing margins, forecast sales volumes, the discount rate and the growth rates adopted to determine the terminal value. Information on these drivers was derived from the four-year plan approved by the Company’s top management which reduced with respect to past reviews the projected returns and cash flows particularly in the European Market, driven by expectations for continuing demand weakness on the back of the current economic downturn and rising competitive pressures. The European Market CGU is expected to be negatively affected by declining marketing margins due to continuing weak trends in spot prices of gas against which selling prices in the European markets are benchmarked, and the projections in 2013 of negative spreads towards the oil-linked costs of gas supplies. Other elements of risk are tied with ongoing development in pricing regulation in the retail segment across several European countries driven by growing pressure by administrative authorities. In the light of the expected trends in the gas market, management planned to renegotiate the economic terms and flexibility conditions at the Company’s main long-term supply contracts. The expected results of these renegotiations are factored in the economic and financial projections of the four-year plan adopted by the management for the gas business. For the European market CGU, management is now assuming in the updated plan with respect to the previous plan: (i) a reduction of 33% on average in unit marketing margins used to assess the European market CGU in the four-year period of the plan and a one-third reduction in unit marketing margins used in the perpetuity to assess the terminal value of the CGU on the basis of the business cyclicality; (ii) a decline of 3% in sales volumes over the plan period; (iii) a slightly lower discount rate; and (iv) to assess the terminal value, a growth rate for the long period of the perpetuity of the last-year equal to zero, unchanged from previous assumptions.

Value in use of the CGU European Market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7.3% corresponding to the pre-tax rate of 12.0% (7.5% and 9.3%, respectively in 2011). Value-in-use of the CGU Italian Market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 6.9% corresponding to the pre-tax rate of 14.0% (7.0% and 13.1%, respectively in 2011).

The excess of the recoverable amount of the CGU domestic gas market over its carrying amount including the allocated portion of goodwill (headroom) amounting to euro 549 million would be reduced to zero under each of the following alternative hypothesis: (i) a decrease of 32.3% on average in the projected commercial margins; (ii) a decrease of 32.3% on average in the projected sales volumes; (iii) an increase of 8.2 percentage points in the discount rate; and (iv) a negative nominal growth rate of 13.2%. The recoverable amount of the CGU and the relevant sensitivity analysis were calculated solely on the basis of retail margins, thus excluding wholesale and business client margins (industrial, thermoelectric and others).

Furthermore, Eni recorded impairments of the goodwill allocated to marginal activities of the gas segment (Tigáz in Hungary, Adriaplin in Slovenia and other subsidiaries in Argentina) as a consequence of the lack of profitability prospects in the relevant local markets due to tariff revisions and other factors (euro 44 million) and, as well, of the Hewett project in the North Sea due to the drivers described above (euro 48 million).

Engineering & Construction segment

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Offshore E&C	415	415
Onshore E&C	315	316
Other	19	19
	749	750

The segment goodwill of euro 750 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million) and allocated to the CGUs Offshore E&C and Onshore E&C. The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amounts of both those CGUs, including the allocated portions of goodwill.

The key assumptions adopted for assessing the recoverable amounts of those two CGUs which exceeded their respective carrying amounts related to operating results, the discount rate and the growth rates adopted to determine the terminal value. Information on those drivers were collected from the four-year-plan approved by the Company’s top management, while the terminal value was estimated by using a perpetual nominal growth rate of 2% applied to the cash flow of the last year in the four-year plan normalized. Value in use of both CGUs was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7.8% (8.5% in 2011) which corresponds to the pre-tax rate of 9.9% and 10.7% for the Offshore E&C business unit and the Onshore E&C one, respectively (11.1% and 12.1%, respectively in 2011). The headroom of the Offshore E&C business unit of euro 3,224 million would be reduced to zero under each of the following alternative changes in the above mentioned assumptions: (i) a decrease of 44% in the operating result of the four-year plan; (ii) an increase of about 4 percentage points in the discount rate; and (iii) negative real growth rate. Changes in each of the assumptions that would cause the headroom of the Onshore E&C business unit to be reduced to zero are greater than those applicable to the Offshore E&C construction CGU described above.

The Exploration & Production and the Refining & Marketing segments tested their goodwill, yielding the following results: (i) in the Exploration & Production segment with goodwill amounting to euro 265 million, management believes that there are no reasonably possible changes in the pricing environment and production/cost profiles that would cause the headroom of the relevant CGUs to be reduced to zero. Goodwill mainly refers to the portion of the purchase price that was not allocated to proved or unproved properties in the business combinations Lasmo, Burren Energy (Congo) and First Calgary executed in previous reporting periods; and (ii) in the Refining

& Marketing segment goodwill amounted to euro 160 million at the balance sheet date. Goodwill amounting to euro 141 million pertained to retail networks acquired in previous years in Austria, Czech Republic, Hungary and Slovakia for which profitability expectations have remained unchanged from the previous-year impairment review and marginal lines of business in Italy and Europe for euro 19 million.

17 Investments

Investments accounted for using the equity method

(euro million)	Book amount at the beginning of the year	Additions	Divestments and reimbursements	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Changes in the scope of consolidation	Currency translation differences	Other changes	Book amount at the end of the year

December 31, 2011
Investments in unconsolidated entities controlled by Eni	256	8	(19)	35	(7)	(39)		4	(16)	222
Joint ventures	2,735	93	(35)	376	(68)	(276)		45	(268)	2,602
Associates	2,677	134	(34)	267	(31)	(138)		45	99	3,019
	5,668	235	(88)	678	(106)	(453)		94	(185)	5,843
December 31, 2012
Investments in unconsolidated entities controlled by Eni	222	6	(11)	37	(4)	(36)	29	(2)	(26)	215
Joint ventures	2,602	185	(1)	319	(78)	(265)	(473)	(23)	(19)	2,247
Associates	3,019	139	(321)	170	(151)	(129)	(48)	(32)	(844)	1,803
	5,843	330	(333)	526	(233)	(430)	(492)	(57)	(889)	4,265

Additions of euro 330 million mainly related to a capital contribution made to Angola LNG Ltd (euro 108 million) which is currently engaged in building a liquefaction plant in order to monetize Eni’s gas reserves in that Country (Eni’s interest in the project being 13.6%). Other capital contributions related to the subscription of the new companies Gas Bridge 1 BV and Gas Bridge 2 BV by Snam SpA for a total amount of euro 133 million.

Divestments and reimbursements of euro 333 million related to the sale of 5% of the share capital of Galp Energia SGPS SA to Amorim Energia BV with a book value of euro 294 million. Further information about this transaction is disclosed in the commentary of other changes.

Eni’s share of profit of equity-accounted investments and dividend decrease pertained to the following entities:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest (%)	Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest (%)

Unión Fenosa Gas SA	152	148	50.00	149	108	50.00
Galp Energia SGPS SA (a)	144	39	33.34	80	55	24.34
United Gas Derivatives Co	49	44	33.33	68	60	33.33
Blue Stream Pipeline Co BV	34	9	50.00	39	44	50.00
Unimar Llc	32		50.00	38	78	50.00
Eni BTC Ltd	28	34	100.00	30	31	100.00
Supermetanol CA	17	25	34.51	18	15	34.51
Saipon Snc	31		60.00	10		60.00
PetroSucre SA	37		26.00	3		26.00
Azienda Energia e Servizi Torino SpA	23	26	49.00
Other investments	131	128		91	39
	678	453		526	430

(a)	The investment was accounted for under the equity method until the date of loss of significant influence.

Eni’s share of losses of equity-accounted investments related to the following entities:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Share of loss of equity-accounted investments	Eni’s interest (%)	Share of loss of equity-accounted investments	Eni’s interest (%)

EnBW Eni Verwaltungsgesellschaft mbH	30	50.00	82	50.00
Zagoryanska Petroleum BV			50	60.00
Angola LNG Ltd			35	13.60
Distribuidora de Gas del Centro SA			12	31.35
Pokrovskoe Petroleum BV	9	30.00	8	30.00
Artic Russia BV	7	60.00	7	60.00
Enirepsa Gas Ltd	14	50.00	6	50.00
Inversora de Gas del Centro SA			5	25.00
PetroJunin SA			5	40.00
South Stream Transport BV			5	20.00
GreenStream BV	23	50.00	1	50.00
CARDÓN IV SA	12	50.00
Other investments	11		17
	106		233

Losses at equity-accounted investments were driven by: (i) a reduced profitability outlook at EnBW Eni Verwaltungsgesellschaft mbH which led to write down the expected synergies deriving from the business combination (euro 82 million); (ii) a downward reserve revision of a joint project in the Ukraine at Zagoryanska Petroleum BV (euro 50 million); (iii) non-capitalizable exploration and pre-production expenses at Angola LNG Ltd (euro 35 million); and (iv) reduced expectations for a tariff increase in local markets driving down future cash flows at Distribuidora de Gas del Centro SA (euro 12 million) and Inversora de Gas del Centro SA (euro 5 million).

Changes in the scope of consolidation of equity-accounted investments of euro 521 million related to deconsolidation of Snam.

Other changes of euro 889 million mainly related to the fact that the book value of Galp Energia SGPS SA amounting to euro 1,669 million was reclassified to other investments due to loss of significant influence on the investees as a consequence of the sale of 5% of the share capital of the entities to Amorim Energia BV, thus sanctioning Eni’s exit from the current shareholders’ agreement governing Galp. The transaction was executed on July 20, 2012 and involved the sale of 41.5 million shares of Galp at a price of euro 14.25 a share, for a total consideration of euro 582 million that correspond to a book value of euro 294 million. Eni’s interest in Galp Energia decreased to 28.34% and was stated as an available-for-sale financial asset. On the other hand, prior to the described transaction, Eni had recorded an increase in the book value of Galp amounting to euro 835 million driven by a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder subscribed for its share of the capital increase by contributing a cash amount which was fairly in excess of the net book value of the interest acquired.

List of equity-accounted investments:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Net carrying amount	Number of shares held	Eni’s interest (%)	Net carrying amount	Number of shares held	Eni’s interest (%)

Investments in unconsolidated entities controlled by Eni
Eni BTC Ltd	100	34,000,000	100.00	97	34,000,000	100.00
Other investments (*)	122			118
	222			215
Joint ventures
Unión Fenosa Gas SA	465	273,100	50.00	507	273,100	50.00
Blue Stream Pipeline Co BV	476	1,000	50.00	461	1,000	50.00
Artic Russia BV	428	12,000	60.00	436	12,000	60.00
Raffineria di Milazzo ScpA	130	175,000	50.00	132	175,000	50.00
Eteria Parohis Aeriou Thessalonikis AE	130	116,546,500	49.00	131	116,546,500	49.00
GreenStream BV	128	100,000,000	50.00	125	100,000,000	50.00
CARDÓN IV SA	74	6,455	50.00	73	6,455	50.00
Unimar Llc	111	50	50.00	70	50	50.00
Supermetanol CA	59	49,000	34.51	62	49,000	34.51
Eteria Parohis Aeriou Thessalias AE	45	38,445,008	49.00	46	38,445,008	49.00
Petromar Lda	23	1	70.00	42	1	70.00
Est Reti Elettriche SpA (ex Est PiÓ SpA)	30	2,940,000	70.00	12	1,221,500	70.00
Saipon Snc	30	12,000	60.00	9	12,000	60.00
Azienda Energia e Servizi Torino SpA	169	54,150,000	49.00
Toscana Energia SpA	159	70,304,854	48.08
Zagoryanska Petroleum BV	32	10,800	60.00		10,800	60.00
Other investments (*)	113			141
	2,602			2,247
Associates
Angola LNG Ltd	1,008	1,141,284,004	13.60	1,060	1,279,887,652	13.60
PetroSucre SA	244	5,727,800	26.00	242	5,727,800	26.00
EnBW Eni Verwaltungsgesellschaft mbH	237	1	50.00	163	1	50.00
United Gas Derivatives Co	102	950,000	33.33	106	950,000	33.33
Fertilizantes Nitrogenados de Oriente CEC	68	1,933,662,121	20.00	68	1,933,662,121	20.00
Rosetti Marino SpA	25	800,000	20.00	29	800,000	20.00
Termica di Milazzo Srl	26	9,296,400	40.00	23	9,296,400	40.00
Distribuidora de Gas del Centro SA	31	50,303,329	31.35	14	50,303,329	31.35
Galp Energia SGPS SA	1,103	276,472,161	33.34
ACAM Gas SpA	48	3,336,410	49.00
Gaz de Bordeaux SAS	26	257,576	34.00
Other investments (*)	101			98
	3,019			1,803
	5,843			4,265

(*)	Each individual amount included herein was lower than euro 25 million.

Carrying amounts of investments in unconsolidated entities controlled by Eni, joint ventures and associates, included differences between the purchase price and the corresponding net equity amounting to euro 275 million, of which euro 195 million referred to Unión Fenosa Gas SA (goodwill) and euro 80 million to EnBW Eni Verwaltungsgesellschaft mbH (of which goodwill euro 16 million).

The table below sets out the provisions for losses included in the provisions for contingencies of euro 176 million (euro 151 million at December 31, 2011), primarily related to the following equity-accounted investments:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	100	102
Société Centrale Electrique du Congo SA		19
Southern Gas Constructors Ltd	11	10
Charville - Consultores e Serviços Lda	7	7
Other investments	33	38
	151	176

Other investments

(euro million)	Net book amount at the beginning of the year	Additions	Divestments	Valuation at fair value	Currency translation differences	Other changes	Value at the end of the year	Gross book amount at the end of the year	Accumulated impairment charges

December 31, 2011
Investments in unconsolidated entities controlled by Eni	29	2			(1)	(27)	3	3
Associates	10				(10)	13	13	21	8
Other investments	383	8			7	(15)	383	390	7
	422	10			(4)	(29)	399	414	15
December 31, 2012
Investments in unconsolidated entities controlled by Eni	3	12					15	16	1
Associates	13		(13)			12	12	12
Other investments	383	49	(503)	2,528	(3)	2,604	5,058	5,059	1
	399	61	(516)	2,528	(3)	2,616	5,085	5,087	2

Investments in unconsolidated entities controlled by Eni and associates are stated at cost net of impairment losses. Other investments, for which fair value cannot be reliably determined, were recognized at cost and adjusted for impairment losses.

Additions of euro 61 million mainly related to the acquisition of a 15% interest in the share capital of Novamont SpA for euro 35 million and of the 5.2% of the share capital of Genomatica Inc for euro 12 million and to a capital contribution made to Servizio Fondo Bombole Metano SpA for euro 12 million.

Divestments of euro 516 million related for euro 358 million to the sale through an accelerated book-building procedure with institutional investors of 4% of the share capital of Galp Energia SGPS SA for a total consideration of euro 381 million and a gain on divestment of euro 23 million (further information is disclosed in the next paragraph) and to the sale of Interconnector (UK) Ltd for euro 136 million.

Valuation at fair value of euro 2,528 million related to the initial recognition and subsequent measurement at market prices of the interests in Snam SpA (euro 1,465 million) and Galp Energia SGPS SA (euro 1,063 million) that, as a consequence of the loss of control on Snam following the transaction with Cassa Depositi e Prestiti (see note 31 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale) and the loss of significant influence on Galp following Eni’s exit from the shareholders’ pact, were stated as financial investment in the item "Other investments". The initial recognition corresponded to the market prices recorded on the date of sale of control/significant influence which occurred on October 15, 2012 and July 20, 2012, respectively. The difference between the initial measurement at market prices and the book value of the underlying interests was reported through profit. The subsequent changes in the market prices of the share from the initial recognition to the balance sheet date were reported in comprehensive income, with the exception of the shares underlying convertible bonds which changes in market prices were reported through profit as management elected to apply the fair value option provided by IAS 39 in order to eliminate an accounting mismatch deriving from the measurement at fair value through profit of the options embedded in the convertible bonds. More explicitly: (i) at the date of loss of control the residual interest in Snam amounted to 683.9 million of shares equal to 20.23% of the share capital which were initially recognized at a market fair value of euro 2,394 million, calculated at the price of euro 3.5 a share current at the date of loss of control which resulted in a revaluation gain of euro 1,451 million reported as discontinued operation. The fair value option was applied to 288.7 million shares underlying a convertible bond issued on January 15, 2013 which resulted in a fair value gain through the income statement of euro 6 million reported as continuing operation following the re-measurement at market fair value at the balance sheet date; positive changes in fair value of the residual interest in Snam of euro 8 million was recorded in other components of comprehensive income. At December 31, 2012, the residual interest in Snam, equal to 20.23% of the share capital, was stated at a fair value of euro 2,408 million at the current market price of euro 3.52 a share; and (ii) at the date of loss of Eni’s significant influence the residual interest in Galp amounted to 235 million of shares equal to 28.34% of the share capital which were initially recognized at a market fair value of euro 2,534 million, measured at the market price of euro 10.78 a share current at the date of loss of significance influence which brought to profit a revaluation gain of euro 865 million. On November 27, 2012, through an accelerated book-building procedure, Eni sold 33.2 million shares of Galp Energia, corresponding to 4% of its share capital at a price of euro 11.48 a share with a gain of euro 23 million. The fair value option was applied to 66.3 million shares, equal to the 8% of share capital of Galp, which were underlying a convertible bond issued at the same time as the 4% sale. At December 31, 2012, the residual interest in Galp of 201.84 million of shares equal to 24.34% of the share capital was stated at a market value of euro 2,374 million at the market price of euro 11.76 a share. The fair value option on part of the interest in Galp brought profit a gain of euro 65 million relating to the share underlying the convertible bond; a positive change in market value at the residual interest in Galp was brought to other components of comprehensive income (euro 133 million).

Other changes of euro 2,616 million related to the reclassification from investments accounted for using the equity method of Galp Energia SGPS SA for euro 1,669 million and the book value of Snam SpA before fair value valuation for euro 943 million.

The net carrying amount of other investments of euro 5,085 million (euro 399 million at December 31, 2011) was related to the following entities:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Net carrying amount	Number of shares held	Eni’s interest (%)	Net carrying amount	Number of shares held	Eni’s interest (%)

Investments in unconsolidated entities controlled by Eni (*)	3			15
Associates	13			12
Other investments:
- Snam SpA				2,408	683,936,947	20.23
- Galp Energia SGPS SA				2,374	201,839,604	24.34
- Nigeria LNG Ltd	91	118,373	10.40	90	118,373	10.40
- Darwin LNG Pty Ltd	73	213,995,164	10.99	65	213,995,164	10.99
- Novamont SpA				35	3,530	15.00
- Interconnector (UK) Ltd	136	2,050,017	16.07
- other (*)	83			86
	383			5,058
	399			5,085

(*)	Each individual amount included herein was lower than euro 25 million.

Provisions for losses related to other investments, included within the provisions for contingencies, amounted to euro 18 million (euro 21 million at December 31, 2011) and were primarily in relation to the following entities:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Caspian Pipeline Consortium R - Closed Joint Stock Co	16	14
Other investments	5	4
	21	18

Other information about investments
The following table summarizes key financial data, net to Eni, as disclosed in the latest available financial statements of unconsolidated entities controlled by Eni, joint ventures and associates:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Unconsolidated entities controlled by Eni	Joint ventures	Associates	Unconsolidated entities controlled by Eni	Joint ventures	Associates

Total assets	2,393	5,655	6,165	1,604	5,032	3,223
Total liabilities	2,279	3,085	3,144	1,497	2,827	1,429
Net sales from operations	86	3,011	6,347	97	2,971	1,889
Operating profit	(2)	484	316	5	475	259
Net profit	41	299	234	39	237	170

Total assets and liabilities of unconsolidated controlled entities of euro 1,604 million and euro 1,497 million, respectively (euro 2,393 million and euro 2,279 million at December 31, 2011) pertained to entities acting as sole operator in the management of oil and gas contracts for euro 1,249 million and euro 1,249 million (euro 2,027 million and euro 2,027 million at December 31, 2011). The residual amount pertained to not significant entities that were excluded from the scope of consolidation for the reasons described in note 1 – Basis of presentation.

18 Other financial assets

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Receivables for financing operating activities	1,516	1,160
Securities held for operating purposes	62	69
	1,578	1,229

Receivables for financing operating activities are stated net of the valuation allowance for doubtful accounts of euro 30 million (euro 32 million at December 31, 2011).

Operating financing receivables of euro 1,160 million (euro 1,516 million at December 31, 2011) primarily pertained to loans granted by the Exploration & Production segment (euro 567 million), the Gas & Power segment (euro 429 million) and the Refining & Marketing segment (euro 98 million) and receivables for financial leasing for euro 21 million (euro 47 million at December 31, 2011). Financing receivables granted to unconsolidated subsidiaries, joint ventures and associates amounted to euro 642 million.

Receivables for financial leasing pertained to the disposal of the Belgian gas network by Finpipe GIE.

The following table shows principal receivable by maturity date, which was obtained by summing future lease payment receivables discounted at the effective interest rate, interest and the nominal value of future lease receivables:

(euro million)	Maturity range

Within 12 months	Between one and five years	Total

Principal receivable	26	21	47
Interests		3	3
Undiscounted value of future lease payments	26	24	50

Receivables with a maturity date within one year is disclosed among current assets in the item trade receivables for operating purposes - current portion of long-term receivables in note 9 – Trade and other receivables.

Receivables for financing operating activities in currencies other than euro amounted to euro 999 million (euro 1,338 million at December 31, 2011).

Receivables for financing operating activities due beyond five years amounted to euro 624 million (euro 896 million at December 31, 2011).

The valuation at fair value of financing receivables of euro 1,217 million has been determined based on the present value of expected future cash flows discounted at rates ranging from 0.4% to 3.3% (0.7% and 3.1% at December 31, 2011).

Securities of euro 69 million (euro 62 million at December 31, 2011), designated as held-to-maturity investments, are listed bonds issued by sovereign states (euro 65 million) and by the European Investment Bank (euro 4 million).

The following table analyses securities per issuing entity:

Amortized cost (euro million)	Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody’s	Rating - S&P

Sovereign states
Fixed rate bonds
Italy	20	21	21	from 3.75 to 4.75	from 2013 to 2021	Baa2	BBB+
Slovenia	9	9	9	from 3.42 to 4.88	from 2013 to 2014	Baa2	A-
Floating rate bonds
Italy	12	12	12		from 2014 to 2016	Baa2	BBB+
Belgium	7	7	7		2016	Aa3	AA
France	5	5	5		2014	Aa1	AA+
Spain	10	9	9		from 2014 to 2015	Baa3	BBB-
Slovakia	2	2	2		2015	A2	A
Total sovereign states	65	65	65
European Investment Bank	4	4	4		2018	Aaa	AAA
	69	69	69

Securities with a maturity beyond five years amounted to euro 12 million.

The valuation at fair value of financial securities has resulted in marginal effects. The fair value of securities was derived from quoted market prices.

Receivables with related parties are described in note 42 – Transactions with related parties.

19 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for euro 3,630 million (euro 4,045 million at December 31, 2011).

(euro million)	Amount at Dec. 31, 2011	Additions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Amount at Dec. 31, 2012

5,514	1,642	(1,326)	(1,208)	(58)	349	4,913

The deductions of euro 1,326 million comprised a write down of euro 1,030 million that was recognized on deferred tax assets recorded by the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes. Management recorded a write down on those deferred tax assets to reflect a lower likelihood that those deferred tax assets can be recovered in future periods due to an expected reduction in taxable income generated in Italy, and as Eni has lost the availability of Snam taxable profit against which Italian tax assets can be utilized following the deconsolidation of Snam.

Deferred tax assets are described in note 29 – Deferred tax liabilities.

Income taxes are described in note 39 – Income tax expense.

20 Other non-current receivables

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Tax receivables from:
- Italian tax authorities
. income tax	16	113
. interest on tax credits	66	62
	82	175
- foreign tax authorities	72	118
	154	293
Other receivables:
- related to divestments	535	752
- other non-current	258	361
	793	1,113
Fair value of non-hedging derivatives	714	429
Fair value of cash flow hedge derivative instruments	33	2
Other asset	2,531	2,563
	4,225	4,400

The increase in income tax receivables from Italian tax authorities of euro 97 million related to Eni SpA for euro 85 million and comprised the tax relief provided for by Article 2, paragraph 1, of the Law Decree No. 201/2011 that allow to refund of tax payments of Ires made in excess in fiscal years prior to 2012 as a consequence of the non-deductibility of payroll costs relating to Irap.

Receivables originated from divestments amounted to euro 752 million (euro 535 million at December 31, 2011) and comprised: (i) the residual outstanding amount of euro 236 million recognized following the compensation agreed with the Republic of Venezuela for the expropriated Dación oilfield in 2006. The receivable accrues interests at market conditions as the collection has been fractionated in installments. As agreed by the parties, the reimbursement can be made in kind through equivalent assignment of volumes of crude oil. In 2012, the reimbursement amounted to euro 71 million ($92 million). Negotiations for further compensations are ongoing; (ii) the long-term portion of a receivable of euro 229 million related to the divestment of the 1.71% interest in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea SpA and the Kashagan government, which became effective from January 1, 2008. The reimbursement of the receivable is provided for in three annual installments commencing from the date of the production start-up which is planned within June 2013. The receivable accrues interest income at market rates. The short-term portion is disclosed in note 9 – Trade and other receivables; and (iii) the long-term portion of a receivable of euro 130 million related to the divestment of the 3.25% interest in the Karachaganak project (equal to the Eni’s 10% interest) to the Kazakh partner KazMunaiGas as part of an agreement reached in December 2011 between the Contracting Companies of the Final Production Sharing Agreement (FPSA) and Kazakh Authorities which settled disputes on the recovery of the costs incurred by the International Consortium to develop the field, as well as a certain tax claims. The agreement, effective from June 28, 2012, entailed a net cash consideration to Eni, to be paid in cash in three years through monthly installments starting from July 2012. The receivable accrues interest income at market rates. In the second half of 2012, reimbursements amounted to euro 41 million. The short-term portion is disclosed in note 9 – Trade and other receivables.

Receivables with related parties are described in note 42 – Transactions with related parties.

The fair value of non-hedging derivative contracts was as follows:

Dec. 31, 2011	Dec. 31, 2012

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Derivatives on exchange rate
Interest currency swap	277	948	219	235	868	284
Currency swap	16	197		29	714	645
	293	1,145	219	264	1,582	929
Derivatives on interest rate
Interest rate swap	82	713	300	80	736	2
	82	713	300	80	736	2
Derivatives on commodities
Over the counter	326	3,010	922	80	581	547
Future	2	120		5	147	4
Other	11		116
	339	3,130	1,038	85	728	551
	714	4,988	1,557	429	3,046	1,482

Derivative fair values are calculated basing on market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques generally adopted in the marketplace.

Fair values of non-hedging derivatives of euro 429 million (euro 714 million at December 31, 2011) consisted of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives did not related to specific trade or financing transactions.

Fair value of cash flow hedge derivatives of euro 2 million (euro 33 million at December 31, 2011) related to the Gas & Power segment. Further information is disclosed in note 13 – Other current assets. Fair value related to the contracts expiring beyond 2013 is disclosed in note 30 – Other non-current liabilities; fair value related to the contracts expiring in 2013 is disclosed in note 13 – Other current assets and in note 25 – Other current liabilities. The effects of fair value evaluation of cash flow hedges are disclosed in note 32 – Shareholders’ equity and note 36 – Operating expenses.

The nominal values of cash flow hedge derivatives for purchase and sale commitments were euro 21 million and euro 60 million, respectively (euro 204 million and euro 379 million at December 31, 2011, respectively).

Information on the hedged risks and the hedging policies is disclosed in note 34 – Guarantees, commitments and risks - Risk factors.

Other non-current asset amounted to euro 2,563 million (euro 2,531 million at December 31, 2011), of which euro 2,367 million (euro 2,227 million at December 31, 2011) were deferred costs relating to gas quantities which, although not off-taken, the Company has obligation to prepay by disbursing the whole contractual price of a fraction of it in order to fulfill the take-or-pay clauses provided by the relevant long-term supply contracts (see "Other payables" of note 22 – Trade and other payables). In accordance to those arrangements, the Company is contractually required to off-take minimum annual quantities of gas, or in case of failure is held to pay the whole price or a fraction of it for the uncollected volumes up to the minimum annual quantity. The Company is entitled to off-take the pre-paid volumes in future years alongside the contract execution, for its entire duration or a shorter term as the case may be. Those prepayments were classified as non-current assets, as the Company plans to off-take the prepaid quantities beyond the term of 12 months. The increase of euro 140 million from December 31, 2011 was due to the gas volumes for which the take-or-pay obligation has been triggered in 2012; such increase was partially offset by the renegotiation of certain contracts which were finalized in 2012 with effects retroactive to the beginning of 2011 and provided for a reduction in the contractual minimum take. Those deferred costs, which are equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-years impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. The amount of pre-paid volumes reflects ongoing weak market conditions in the European gas sector due to declining demand and strong competitive pressures fuelled by oversupplies. Those trends prevented Eni from fulfilling its minimum take obligations associated with its gas supply contracts. Management plans to recover those pre-paid volumes over the long-term leveraging on: (i) the expected developing trends in long-term gas demand; (ii) a projected sales expansion in target European markets and Italy supported by the Company’s strengthening market leadership and an improved competitiveness of the Company’s cost position considering the expected benefits of ongoing and planned contract renegotiations; and (iii) the expected benefits associated with the reduction of minimum take quantities in future years and other operating flexibilities (i.e. changes in delivery points and LNG supplies in place of those by pipeline) which the Company has already achieved or plans to achieve as a result of ongoing and planned contract renegotiations, including the no renewal of expiring contracts.

Current liabilities

21 Short-term debt

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Banks	786	253
Commercial papers	2,997	1,481
Other financial institutions	676	489
	4,459	2,223

The decrease in short-term debt of euro 2,236 million included net repayments for euro 753 million and the deconsolidation of the financial debts pertaining to Snam (more information is provided in note 26 – Long-term debt and current maturities of long-term debt – Information on net borrowings). Commercial papers of euro 1,481 million (euro 2,997 million at December 31, 2011) were issued by the Group’s financial subsidiaries Eni Finance USA Inc (euro 1,357 million) and Eni Finance International SA (euro 124 million).

The break-down by currency of short-term debt is provided below:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Euro	2,896	219
U.S. dollar	1,430	1,815
Other currencies	133	189
	4,459	2,223

In 2012, the weighted average interest rate on short-term debt was 1.5% (1.1% in 2011).

At December 31, 2012, Eni had undrawn committed and uncommitted borrowing facilities amounting to euro 1,241 million and euro 10,932 million, respectively (euro 2,551 million and euro 9,346 million at December 31, 2011). Those facilities bore interest rates reflecting prevailing conditions on the marketplace. Charges for unutilized facilities were immaterial.

Payables due to related parties are described in note 42 – Transactions with related parties.

At December 31, 2012, Eni did not report any default on covenants or other contractual provisions in relation to borrowing facilities.

The fair value of short-term debts matched their respective carrying amounts considering the short-term maturity.

22 Trade and other payables

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Trade payables	13,436	14,993
Advances	2,313	2,247
Other payables:
- related to capital expenditures	2,280	2,103
- others	4,883	4,238
	7,163	6,341
	22,912	23,581

Increased trade receivables amounting to euro 1,557 million primarily related to the Gas & Power segment (euro 1,252 million), Exploration & Production (euro 374 million), Refining & Marketing (euro 306 million) and, as decrease, to the change in the scope of consolidation following the deconsolidation of Snam (euro 446 million).

Advances of euro 2,247 million (euro 2,313 million at December 31, 2011) related to prepayments and advances on contract work in progress for euro 865 million and for euro 814 million, respectively (euro 795 million and euro 1,037 million at December 31, 2011, respectively) and other advances for euro 568 million (euro 481 million at December 31, 2011). Advances on contract work in progress were in respect of the Engineering & Construction segment.

Other payables were as follows:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Payables related to capital expenditures due to
Suppliers in relation to investing activities	1,544	1,626
Joint venture operators in exploration and production activities	468	440
Other	268	37
	2,280	2,103
Other payables due to
Joint venture operators in exploration and production activities	2,356	2,375
Employees	589	372
Social security entities	269	223
Non-financial government entities	137	243
Other	1,532	1,025
	4,883	4,238
	7,163	6,341

Other payables decreased of euro 822 million following the deconsolidation of Snam (euro 638 million).

Other payables due to others of euro 1,025 million (euro 1,532 million at December 31, 2011) included payables due to gas suppliers for euro 542 million (euro 719 million at December 31, 2011) relating to the triggering of the take-or-pay clause, net of the amounts paid by Eni for the year. Payments to gas suppliers decreased by euro 177 million reflecting the economic benefits associated with the renegotiations of certain take-or-pay contracts which were finalized in 2012 which effects were retroactive to the beginning of 2011 and provided for a reduction in the contractual minimum take. The decrease was partially offset by increased receivables due to the take-or-pay volumes accrued in 2012, net of amounts paid in the course of the year. For further information see note 20 – Other non-current receivables.

Payables to related parties are described in note 42 – Transactions with related parties.

The fair value of trade and other payables matched their respective carrying amounts considering the short-term maturity of trade payables.

23 Income taxes payable

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Italian subsidiaries	390	156
Foreign subsidiaries	1,702	1,466
	2,092	1,622

Income taxes are described in note 39 – Income tax expense.

24 Other taxes payable

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Excise and customs duties	1,049	1,286
Other taxes and duties	847	876
	1,896	2,162

25 Other current liabilities

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Fair value of non-hedging and trading derivatives	1,668	888
Fair value of cash flow hedge derivatives	121	32
Fair value of fair value hedge derivatives		5
Other liabilities	448	512
	2,237	1,437

The fair value of non-hedging derivative contracts and derivatives contracts held for trading is presented below:

Dec. 31, 2011	Dec. 31, 2012

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Derivatives on exchange rate
Currency swap	448	3,979	8,076	180	7,531	1,291
Interest currency swap	6	116
Other	1		23	1	102
	455	4,095	8,099	181	7,633	1,291
Derivatives on interest rate
Interest rate swap	3		735	1		88
	3		735	1		88
Derivatives on commodities
Over the counter	1,066	3,829	4,620	684	8,311	2,969
Future	63	418	173	11	382	43
Other	81		548	11		2
	1,210	4,247	5,341	706	8,693	3,014
	1,668	8,342	14,175	888	16,326	4,393

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques commonly used on the marketplace.

Fair values of non-hedging and trading derivatives of euro 888 million (euro 1,668 million at December 31, 2011) consisted of: (i) euro 538 million (euro 1,587 million at December 31, 2011) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 349 million (euro 80 million at December 31, 2011), of commodity and trading derivatives entered by the Gas & Power segment in order to optimize the economic margin and by Eni Trading & Shipping SpA for trading purposes; and (iii) euro 1 million (same amount as of December 31, 2011), of derivatives embedded in the pricing formulas of certain long-term supply contracts of gas in the Exploration & Production segment.

The fair value of cash flow hedge derivatives amounted to euro 32 million (euro 121 million at December 31, 2011) and essentially pertained to the Gas & Power segment. Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 13 – Other current assets. Fair value of contracts expiring by end of 2013 is disclosed in note 13 – Other current assets; fair value of contracts expiring beyond 2013 is disclosed in note 30 – Other non-current liabilities and in note 20 – Other non-current receivables. The effects of the evaluation at fair value of cash flow hedge derivatives are disclosed in note 32 – Shareholders’ equity and in note 36 – Operating expenses.

The nominal value of cash flow hedge derivatives referred to purchase and sale commitments for euro 341 million and euro 271 million, respectively (euro 3,409 million and euro 452 million at December 31, 2011, respectively).

The fair value of fair value hedge derivatives amounted to euro 5 million and pertained to derivatives entered into during the 2012 in order to hedge certain contracts for the sale and purchase of oil products.

The nominal value of fair value hedge derivatives referred to purchase and sale commitments for euro 24 million while sale commitments were not recorded.

Information on hedged risks and hedging policies is disclosed in note 34 – Guarantees, commitments and risks - Risk factors.

Other current liabilities of euro 512 million (euro 448 million at December 31, 2011) included advances cashed in from gas customers (euro 142 million) who off-took lower volumes than the contractual minimum take provided by the relevant long-term supply contract with the Company. The classification reflects the Company’s belief that the underlying volumes will be off-taken the next year.

Non-current liabilities

26 Long-term debt and current maturities of long-term debt

(euro million)	At December 31,	Long-term maturity

Maturity range	2011	2012	Current maturity 2013	2014	2015	2016	2017	After	Total

Banks	2013-2027	9,654	4,016	913	694	621	622	227	939	3,103
Ordinary bonds	2013-2040	15,049	16,824	2,006	1,331	2,222	1,494	2,650	7,121	14,818
Convertible bonds	2015		990			990				990
Other financial institutions	2013-2025	435	410	42	53	47	50	50	168	368
		25,138	22,240	2,961	2,078	3,880	2,166	2,927	8,228	19,279

The decrease in long-term debt, including the current portion of long-term debt, of euro 2,898 million included new issuances for euro 10,484 million and repayments for euro 3,784 million and the deconsolidation of Snam as described in the following paragraph "Information on net borrowings".

Debt due to banks of euro 4,016 million (euro 9,654 million at December 31, 2011) included amounts against committed borrowing facilities for euro 5 million.

Debt due to other financial institutions of euro 410 million (euro 435 million at December 31, 2011) comprised euro 31 million of finance lease transactions (euro 15 million at December 31, 2011).

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of certain financial ratios based on Eni’s Consolidated Financial Statements or a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees would be required to be agreed upon with the European Investment Bank. In addition, Eni entered into long and medium term facilities with Citibank Europe Plc providing for conditions similar to those applied by the European Investment Bank. At December 31, 2012 and 2011, debts subjected to restrictive covenants amounted to euro 1,994 million and euro 2,316 million, respectively. A possible non-compliance with those covenants would be immaterial to the Company’s ability to finance its operations. As of the balance sheet date, Eni was in compliance with those covenants.

Bonds of euro 16,824 million (euro 15,049 million at December 31, 2011) consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 12,579 million and other bonds for a total of euro 4,245 million.

The following table provides a break-down of bonds by issuing entity, maturity date, interest rate and currency as of December 31, 2012:

Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	% rate

(euro million)	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	63	1,563	EUR		2016		5.000
- Eni SpA	1,500	46	1,546	EUR		2013		4.625
- Eni SpA	1,500	10	1,510	EUR		2019		4.125
- Eni SpA	1,250	69	1,319	EUR		2014		5.875
- Eni SpA	1,250		1,250	EUR		2017		4.750
- Eni SpA	1,000	33	1,033	EUR		2020		4.250
- Eni SpA	1,000	28	1,028	EUR		2018		3.500
- Eni SpA	1,000	18	1,018	EUR		2020		4.000
- Eni SpA	750	10	760	EUR		2019		3.750
- Eni Finance International SA	551	12	563	GBP	2018	2021	4.750	6.125
- Eni Finance International SA	370	9	379	EUR	2017	2032	3.750	5.600
- Eni Finance International SA	361	2	363	YEN	2013	2037	1.150	2.810
- Eni Finance International SA	193	4	197	USD	2013	2015	4.450	4.800
- Eni Finance International SA	34		34	USD		2013		variable
- Eni Finance International SA	16		16	EUR		2015		variable
	12,275	304	12,579
Other bonds:
- Eni SpA	1,109	(2)	1,107	EUR		2017		4.875
- Eni SpA	1,000	13	1,013	EUR		2015		4.000
- Eni SpA	1,000	3	1,003	EUR		2015		variable
- Eni SpA	341	2	343	USD		2020		4.150
- Eni SpA	265		265	USD		2040		5.700
- Eni SpA	215	(1)	214	EUR		2017		variable
- Eni USA Inc	303	(3)	300	USD		2027		7.300
	4,233	12	4,245
	16,508	316	16,824

As of December 31, 2012, ordinary bonds maturing within 18 months (euro 3,051 million) were issued by Eni SpA (euro 2,865 million), Eni Finance International SA (euro 186 million). During 2012, new bonds of euro 1,864 million were issued by Eni SpA and Eni Finance International SA (euro 1,793 million and euro 71 million, respectively).

Convertible bonds of euro 990 million comprised unsecured bonds exchangeable into ordinary Galp Energia SGPS SA shares for euro 1,028 million. The bonds have maturity of 3 years and pay a coupon of 0.25 per cent per annum. Underlying the exchangeable bonds are approximately 66.3 million ordinary shares of Galp, corresponding to approximately 8% of the current outstanding share capital of Galp. The bonds will be exchangeable into Galp ordinary shares at a strike price of approximately euro 15.50 a share, representing a 35% premium to market prices current at the date of the issuance. The bonds are stated at amortized cost, while the call option embedded in the bonds is measured at fair value through profit. Changes in fair value of the shares underlying the bonds were reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception (for more information see note 17 – Investments).

The following table provides a break-down by currency of long-term debt and its current portion and the related weighted average interest rates.

Dec. 31, 2011 (euro million)	Average rate (%)	Dec. 31, 2012 (euro million)	Average rate (%)

Euro	22,196	3.2	19,413	3.6
U.S. dollar	1,926	5.0	1,899	5.3
British pound	551	5.3	564	5.3
Japanese yen	462	2.0	363	2.1
Other currencies	3	6.3	1	6.7
	25,138		22,240

As of December 31, 2012, Eni had undrawn long-term committed borrowing facilities of euro 6,928 million (euro 3,201 million at December 31, 2011). Those facilities bore interest rates and charges for unutilized facilities reflecting prevailing conditions on the marketplace.

Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 12.3 billion were drawn as of December 31, 2012. The Group has credit ratings of A and A-1, respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 for long and short-term debt assigned by Moody’s; the outlook is negative in both ratings.

Fair value of long-term debt, including the current portion of long-term debt amounted to euro 24,937 million (euro 27,103 million at December 31, 2011):

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Ordinary bonds	16,895	19,239
Banks	9,727	4,171
Convertible bonds		1,059
Other financial institutions	481	468
	27,103	24,937

Fair value was calculated by discounting the expected future cash flows at discount rates ranging from 0.4% to 3.3% (0.7% and 3.1% at December 31, 2011). The fair value of convertible bonds was determined on the basis of the market quotation.

At December 31, 2012, Eni did not pledge restricted deposits as collateral against its borrowings.

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

Management believes that net borrowings is an useful measure of Eni’s financial condition as it provides insight about the soundness of Eni’s capital structure and the ways by which Eni’s operating assets are financed. In addition, management utilizes the ratio of net borrowings to total shareholders’ equity including non-controlling interest (leverage) to assess Eni’s capital structure, to analyze whether the ratio between finance debt and shareholders’ equity is well balanced according to industry standards and to track management’s short-term and medium-term targets. Management continuously monitors trends in net borrowings and trends in leverage in order to optimize the use of internally-generated funds versus funds from third parties. The measure calculated in accordance with IFRS that is most directly comparable to net borrowings is total debt (short-term and long-term debt). The most directly comparable measure, derived from IFRS reported amounts, to calculate leverage is the ratio of total debt to shareholders’ equity (including non-controlling interest). Eni’s presentation and calculation of net borrowings and leverage may not be comparable to that of other companies.

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Current	Non-current	Total	Current	Non-current	Total

A.	Cash and cash equivalents	1,500		1,500	7,765		7,765
B.	Available-for-sale securities	37		37	34		34
C.	Liquidity (A+B)	1,537		1,537	7,799		7,799
D.	Financing receivables	28		28	1,153		1,153
E.	Short-term debt towards banks	786		786	253		253
F.	Long-term debt towards banks	1,601	8,053	9,654	913	3,103	4,016
G.	Bonds	397	14,652	15,049	2,006	15,808	17,814
H.	Short-term debt towards related parties	503		503	403		403
I.	Other short-term debt	3,170		3,170	1,567		1,567
L.	Other long-term debt	38	397	435	42	368	410
M.	Total borrowings (E+F+G+H+I+L)	6,495	23,102	29,597	5,184	19,279	24,463
N.	Net borrowings (M-C-D)	4,930	23,102	28,032	(3,768)	19,279	15,511

The decrease in consolidated net borrowings of euro 12,521 million comprised the effects of the deconsolidation of the finance debt held by Snam amounting to euro 12,448 million, following Eni’s loss of control on the investee. Snam arranged financing with third-party lenders in order to reimburse intercompany loans.

Available-for-sale securities of euro 34 million (euro 37 million at December 31, 2011) were held for non-operating purposes. The Company held at the reporting date certain held-to-maturity and available-for-sale securities which were destined to operating purposes amounting to euro 270 million (euro 287 million at December 31, 2011), of which euro 196 million (euro 220 million at December 31, 2011) were held to hedge the loss reserve of Eni Insurance Ltd. Those securities are excluded from the calculation above.

Financing receivables of euro 1,153 million (euro 28 million at December 31, 2011) were held for non-operating purposes and comprised euro 883 million of Cassa Depositi e Prestiti SpA of which euro 879 million relating to the residual amount of the total consideration (euro 3,517 million) for the transaction covering 1,013.6 million ordinary shares of Snam and euro 4 million of relevant accrued interests. The Company held at the reporting date certain financing receivables which were destined for operating purposes amounting to euro 668 million (euro 630 million at December 31, 2011), of which euro 351 million (euro 345 million at December 31, 2011) were in respect of financing granted to unconsolidated entities which executed capital projects and investments on behalf of Eni’s Group companies and a euro 280 million cash deposit (euro 250 million at December 31, 2011) to hedge the loss reserve of Eni Insurance Ltd. Those financing receivables are excluded from the calculation above.

27 Provisions for contingencies

(euro million)	Carrying amount at Dec. 31, 2011	New or increased provisions	Initial recognition and changes in estimates	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Changes in the scope of consolidation	Other changes	Carrying amount at Dec. 31, 2012

Provision for site restoration, abandonment and social projects	6,780		1,451	263	(300)	(4)	(14)	(378)	(391)	7,407
Provision for environmental risks	3,084	91		22	(195)	(24)		(140)	90	2,928
Provision for legal and other proceedings	1,074	669			(247)	(173)	(1)	(72)	(9)	1,241
Provision for taxes	344	91			(33)		(5)		(2)	395
Loss adjustments and actuarial provisions for Eni’s insurance companies	343	136			(142)				6	343
Provision for redundancy incentives	163	24		22	(5)	(1)			(1)	202
Provision for losses on investments	172	30				(18)	(1)		11	194
Provision for sale price revisions	22	195			(29)	(3)	(1)		(6)	178
Provision for OIL insurance cover	98	10				(1)		(1)		106
Provision for onerous contracts	125	1			(71)				(1)	54
Provision for long-term construction contracts	60	27			(33)	(2)				52
Provision for the supply of goods	28	24			(27)	(1)				24
Provision for coverage of unaccounted-for gas	54							(54)
Other (*)	388	256		1	(117)	(28)	(1)	(28)	8	479
	12,735	1,554	1,451	308	(1,199)	(255)	(23)	(673)	(295)	13,603

(*)	Each individual amount included herein was lower than euro 50 million.

Provisions for site restoration, abandonment and social projects amounted to euro 7,407 million. Those provisions comprised the discounted estimated costs that the Company expects to incur for decommissioning oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration (euro 7,026 million). Initial recognition and changes in estimates amounted to euro 1,451 million and were primarily due to estimates revisions of decommissioning costs in the Exploration & Production segment for euro 1,381 million and costs associated with certain social projects agreed with the Basilicata Italian region as part of the oil development plans in that region for euro 3 million. Changes in the scope of consolidation of euro 378 million related to the deconsolidation of Snam. Other changes of euro 391 million comprised the reclassification to liabilities directly associated with assets held for sale of provisions for decommissioning relating to Exploration & Production assets (euro 361 million). An amount of euro 263 million was recognized through profit and loss as unwinding of discount of the year. The discount rates adopted ranged from 0.7% to 9.4% (from 1.4% to 9.3% at December 31, 2011). Main expenditures associated with site restoration and decommissioning operations are expected to be incurred over a 30-year period starting from 2017.

Provisions for environmental risks amounted to euro 2,928 million. Those provisions comprised the estimated costs for environmental clean-up and restoration of certain industrial sites which were owned or held in concession by the Company, and subsequently divested, shut-down or liquidated. Those environmental provisions are recognized when an environmental project is approved by or filed with the relevant administrative authorities or a constructive obligation has arisen whereby the Company commits itself to perform certain cleaning-up and restoration projects and reliable cost estimation is available. At December 31, 2012, provisions for environmental risks primarily related to Syndial SpA (euro 2,423 million) and the Refining & Marketing segment (euro 373 million). Additions of euro 91 million primarily related to Syndial SpA (euro 41 million) and the Refining & Marketing segment (euro 38 million). Reversal of utilized provisions of euro 195 million primarily related to Syndial SpA (euro 109 million) and the Refining & Marketing segment (euro 67 million). Changes in the scope of consolidation of euro 140 million related to the deconsolidation of Snam. Other changes of euro 90 million comprised the economic effects relating to discontinued operations (euro 69 million).

Provisions for legal and other proceedings of euro 1,241 million comprised the expected liabilities due to failure to perform certain contractual obligations and estimated future losses on pending litigation including legal, antitrust, administrative matters and arbitration proceedings. These provisions represented the Company’s best estimate of the expected probable liabilities associated with pending litigation and primarily related to the Gas & Power segment (euro 661 million) and Syndial SpA (euro 294 million). Additions and reversal of utilized provisions of euro 669 million and euro 247 million, respectively, mainly related to the Gas & Power segment and were recognized to take account of gas price revisions at both purchase and sale contracts, also including the settlement of few arbitrations. Reversals of unutilized provision of euro 173 million were primarily made by the Gas & Power segment due to lower than anticipated charges for price revisions at certain long-term gas purchase contracts. Changes in the scope of consolidation of euro 72 million related to the deconsolidation of Snam.

Provisions for taxes of euro 395 million included the estimated charges that the Company expects to incur for unsettled tax claims in connection with uncertainties in the application of tax rules at certain Italian and foreign subsidiaries in the Exploration & Production segment (euro 322 million) and the Engineering & Construction segment (euro 44 million).

Loss adjustments and actuarial provisions of Eni’s insurance company Eni Insurance Ltd of euro 343 million represented the expected liabilities accrued on the basis for third parties claims. Against such liability was recorded a receivable of euro 124 million recognized towards insurance companies for reinsurance contracts.

Provisions for redundancy incentives of euro 202 million were recognized due to a restructuring program involving the Italian personnel for the period 2010-2011 in compliance with Law No. 223/1991 and further provisions provided for by Law No. 228/2012 which provided a scheme for early retirement.

Provisions for losses on investments of euro 194 million were made with respect to certain investees for which expected or incurred losses exceeded carrying amounts.

Provisions for the OIL mutual insurance scheme of euro 106 million included the estimated future increase of insurance charges, as a result of accidents that occurred in past periods that will be recognized to the mutual insures over the next 5 years by Eni.

Provisions for onerous contracts of euro 54 million related to the execution of contracts where the expected costs exceed the relevant benefits. In particular, the provision comprised the estimated expected losses on a re-gasification project in the United States.

Provisions for long-term construction contracts of euro 52 million related to the Engineering & Construction segment.

Provisions for the supply of goods in the amount of euro 24 million included the estimated costs of supply contract revisions made by Eni SpA.

28 Provisions for employee benefits

(euro million)	Dec. 31, 2011	Dec. 31, 2012

TFR	394	294
Foreign pension plans	334	400
Supplementary medical reserve for Eni managers (FISDE) and other foreign medical plans	104	99
Other benefits	207	189
	1,039	982

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

Present value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

Foreign pension plans

(euro million)	TFR	Gross liability	Plan assets	FISDE and other foreign medical plans	Other benefits	Total

2011
Present value of benefit liabilities and plan assets at beginning of year	433	1,109	(468)	120	206	1,400
Current cost		41		2	53	96
Interest cost	20	39		6	4	69
Amendments		6				6
Expected return on plan assets			(17)			(17)
Employee contributions			(36)			(36)
Actuarial gains/losses	(13)	(24)	(7)	3		(41)
Benefits paid	(50)	(26)	15	(12)	(55)	(128)
Currency translation differences and other changes	1	(35)	(57)	(1)	(1)	(93)
Present value of benefit liabilities and plan assets at end of year	391	1,110	(570)	118	207	1,256
2012
Present value of benefit liabilities and plan assets at beginning of year	391	1,110	(570)	118	207	1,256
Current cost		43		1	53	97
Interest cost	15	41		5	5	66
Expected return on plan assets			(22)			(22)
Employee contributions			(27)			(27)
Actuarial gains/losses	63	63	(2)	22	(2)	144
Benefits paid	(34)	(35)	20	(7)	(47)	(103)
Curtailments and settlements		(3)				(3)
Currency translation differences and other changes	(81)	74	(18)	(4)	(27)	(56)
Present value of benefit liabilities and plan assets at end of year	354	1,293	(619)	135	189	1,352

Negative currency translation differences and other changes for euro 56 million included the deconsolidation of Snam for euro 113 million.

Other benefits of euro 189 million (euro 207 million at December 31, 2011) primarily concerned the deferred monetary incentive plan for euro 107 million (euro 118 million at December 31, 2011), Jubilee awards for euro 56 million (euro 61 million at December 31, 2011) and the long-term incentive plan for euro 11 million (euro 7 million at December 31, 2011).

The reconciliation analysis of benefit obligations and plan assets was as follows:

TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

(euro million)	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012

Present value of benefit obligations with plan assets			877	1,009
Present value of plan assets			(570)	(619)
Net present value of benefit obligations with plan assets			307	390
Present value of benefit obligations without plan assets	391	354	233	284	118	135	207	189
Actuarial gains (losses) not recognized	3	(60)	(139)	(212)	(11)	(34)
Past service cost not recognized			(67)	(62)	(3)	(2)
Net liabilities recognized in provisions for employee benefits	394	294	334	400	104	99	207	189

The net liability for foreign employee pension plans of euro 400 million (euro 334 million at December 31, 2011) included the liabilities related to joint ventures operating in exploration and production activities for euro 149 million and euro 182 million at December 31, 2011 and 2012, respectively. A receivable of an amount equivalent to such liability was recorded.

Costs charged to the profit and loss account net of discontinued operations were as follows:

(euro million)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits	Total

2011
Current cost		41	2	48	91
Interest cost	16	39	6	4	65
Expected return on plan assets		(17)			(17)
Amortization of actuarial gains/losses		8		(1)	7
Effect of curtailments and settlements		2			2
	16	73	8	51	148
2012
Current cost		43	1	53	97
Interest cost	15	41	5	5	66
Expected return on plan assets		(22)			(22)
Amortization of actuarial gains/losses		11	1	(2)	10
Effect of curtailments and settlements		(3)			(3)
	15	70	7	56	148

The main actuarial assumptions used in the evaluation of post-retirement benefit obligations at year end and in the estimate of costs expected for 2013 were as follows:

(%)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

2011
Discount rate	4.8	2.6-15.5	4.8	3.6-4.8
Weighted average expected return rate on plan assets		3.2-12.3
Rate of compensation increase	3.0	2.0-12.3
Rate of price inflation	2.0	0.1-13.8	2.0	2.0
2012
Discount rate	3.0	1.9-15.5	3.0	1.2-3.0
Weighted average expected return rate on plan assets		2.9-10.6
Rate of compensation increase	3.0	2.0-14.0
Rate of price inflation	2.0	0.5-13.8	2.0	2.0

Italian plans were based on mortality tables prepared by Ragioneria Generale dello Stato (RG48), with the exception of the medical plan FISDE for which were adopted mortality tables prepared by Istat (Istat Proiettate e Selezionate - IPS55). Expected return rates by plan assets have been determined by reference to quoted prices expressed in regulated markets.

Plan assets consisted of the following:

(%)	Plan assets	Expected return

Securities	11.3	4.5-13.0
Bonds	56.4	1.5-11.0
Real estate	4.7	5.2-5.7
Other	27.6	0.5-10.0
	100.0

The actual return of the plan assets amounted to euro 24 million (the same amount as of December 31, 2011).

With reference to healthcare plans, the effects deriving from a 1% change of the actuarial assumptions of medical costs were as follows:

(euro million)	1% Increase	1% Decrease

Impact on current costs and interest costs	1	(1)
Impact on net benefit obligation	19	(16)

The amount expected to be accrued to employee benefit plans for 2013 amounted to euro 114 million, of which euro 66 million referred to defined benefit plans.

The break-down of changes in the actuarial estimates of the net liability with respect to prior year amounts due to the difference between actual data at the end of the reporting period and the corresponding prior year actuarial assumptions is provided below:

(euro million)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

2008
Impact on net benefit obligation	7	15	3	1
Impact on plan assets		(62)
2009
Impact on net benefit obligation	(7)	4	3	2
Impact on plan assets		(16)
2010
Impact on net benefit obligation	(1)	(31)	1	4
Impact on plan assets		3
2011
Impact on net benefit obligation	3	(21)	2
Impact on plan assets		10
2012
Impact on net benefit obligation	3	16	(3)	(5)
Impact on plan assets		(2)

The present value of liabilities for employee benefit plans and the fair value of plan assets consisted of the following:

(euro million)	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012

Present value of liabilities
TFR	443	447	433	391	354
Foreign pension plans	802	1,146	1,109	1,110	1,293
FISDE and other foreign medical plans	94	115	120	118	135
Other benefits	168	188	206	207	189
	1,507	1,896	1,868	1,826	1,971
Fair value of plan assets
Foreign pension plans	(453)	(500)	(468)	(570)	(619)
	(453)	(500)	(468)	(570)	(619)
Present value of net liabilities
TFR	443	447	433	391	354
Foreign pension plans	349	646	641	540	674
FISDE and other foreign medical plans	94	115	120	118	135
Other benefits	168	188	206	207	189
	1,054	1,396	1,400	1,256	1,352

29 Deferred tax liabilities

Deferred tax liabilities were recognized net of the amounts of deferred tax assets which can be offset for euro 3,630 million (euro 4,045 million at December 31, 2011).

(euro million)	Amount at Dec. 31, 2011	Additions	Deductions	Currency translation differences	Changes in the scope of consolidation	Other changes	Amount at Dec. 31, 2012

7,120	1,656	(1,105)	(67)	(1,270)	406	6,740

Deferred tax assets and liabilities consisted of the following:

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Deferred tax liabilities	11,165	10,370
Deferred tax assets available for offset	(4,045)	(3,630)
	7,120	6,740
Deferred tax assets not available for offset	(5,514)	(4,913)
	1,606	1,827

Net deferred tax liabilities of euro 6,740 million (euro 7,120 million at December 31, 2011) comprised the recognition of the deferred tax effect against equity on the fair value evaluation of derivatives designated as cash flow hedge amounting to euro 9 million of deferred tax assets.

The most significant temporary differences giving rise to net deferred tax liabilities are disclosed below:

(euro million)	Carrying amount at Dec. 31, 2011	Additions	Deductions	Currency translation differences	Changes in the scope of consolidation	Other changes	Carrying amount at Dec. 31, 2012

Deferred tax liabilities
Accelerated tax depreciation	7,225	1,116	(172)	(58)	(668)	(37)	7,406
Difference between the fair value and the carrying amount of assets acquired following business combinations	1,306	84	(191)	(21)	(17)		1,161
Site restoration and abandonment (tangible assets)	444	178	(29)	11	(18)	(49)	537
Application of the weighted average cost method in evaluation of inventories	213	7	(68)		(66)	3	89
Capitalized interest expense	158		(11)		(120)	(3)	24
Other	1,819	271	(634)	1	(381)	77	1,153
	11,165	1,656	(1,105)	(67)	(1,270)	(9)	10,370
Deferred tax assets
Site restoration and abandonment (provisions for contingencies)	(1,979)	(320)	67	4	106	(31)	(2,153)
Depreciation and amortization	(2,033)	(336)	27	36	66	222	(2,018)
Accruals for impairment losses and provisions for contingencies	(1,796)	(714)	538		102	(14)	(1,884)
Unrealized intercompany profits	(777)	(135)	178	4	33	4	(693)
Assets revaluation as per Laws No. 342/2000 and No. 448/2001	(621)				617	3	(1)
Carry-forward tax losses	(600)	(799)	273	10	11	(2)	(1,107)
Other	(2,286)	(520)	262	15	284	(69)	(2,314)
	(10,092)	(2,824)	1,345	69	1,219	113	(10,170)
Impairments of deferred tax assets	533	1,182	(19)	(11)	(11)	(47)	1,627
	(9,559)	(1,642)	1,326	58	1,208	66	(8,543)
Net deferred tax liabilities	1,606	14	221	(9)	(62)	57	1,827

Italian taxation law, modified by Article 23 of Law Decree No. 98/2011, allows the carry-forward of tax losses indefinitely. Foreign taxation laws generally allow the carry-forward of tax losses over a period longer than the five subsequent years, and in many cases, indefinitely. The tax rate applied to determine the portion of carry-forwards tax losses to be utilized equaled to an average rate of 25.2% for Italian companies, by considering the different taxation for energy companies and companies included in the consolidation statement for fiscal purposes, and an average rate of 34.2% for foreign companies.

Carry-forward tax losses amounted to euro 3,222 million and can be used indefinitely for euro 3,171 million. Carry-forward tax losses regarded Italian companies for euro 1,596 million and foreign companies euro 1,626 million. Carry-forward tax losses amounted to euro 2,739 million which are likely to be utilized against future taxable profit and were in respect of Italian companies for euro 1,503 million and foreign subsidiaries for euro 1,236 million. Deferred tax assets recognized on these losses amounted to euro 379 million and euro 423 million, respectively.

30 Other non-current liabilities

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Fair value of non-hedging derivatives	591	271
Fair value of cash flow hedging derivatives	37	13
Other payables due to tax authorities		1
Other payables	70	57
Other liabilities	2,202	1,635
	2,900	1,977

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques commonly used on the marketplace.

The fair value of non-hedging derivative contracts is presented below:

Dec. 31, 2011	Dec. 31, 2012

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Derivatives on exchange rate
Currency swap	1		3	42	2,055	420
Other				1	3
	1		3	43	2,058	420
Derivatives on interest rate
Interest rate swap	255	50	4,136	65		530
	255	50	4,136	65		530
Derivatives on commodities
Over the counter	310	3,760	416	89	405	952
Future	3	14		1	66	9
Other	22		126	13		33
	335	3,774	542	103	471	994
Options embedded in convertible bonds				60
	591	3,824	4,681	271	2,529	1,944

Fair values of non-hedging derivatives of euro 271 million (euro 591 million at December 31, 2011) consisted of: (i) euro 198 million (euro 577 million at December 31, 2011) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net business exposures to foreign currency exchange rates, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 60 million related to the call option embedded in the bonds exchangeable into Galp Energia SGPS SA ordinary shares (further information is disclosed in note 26 – Long-term debt and current portion of long-term debt.); and (iii) euro 13 million (euro 14 million at December 31, 2011) related to derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment.

Fair value of cash flow hedge derivatives amounted to euro 13 million (euro 37 million at December 31, 2011) and pertained to the Gas & Power segment. Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 13 – Other current assets. Fair value of contracts expiring beyond 2013 is disclosed in note 20 – Other non-current receivables; fair value of contracts expiring by 2013 is disclosed in note 25 – Other current liabilities and in note 13 – Other current assets. The effects of fair value evaluation of cash flow hedge derivatives are disclosed in note 32 – Shareholders’ equity and in note 36 – Operating expenses.

The nominal value of these derivatives referred to purchase and sale commitments for euro 24 million and euro 223 million, respectively (euro 340 million and euro 310 million at December 31, 2011, respectively).

Information on the hedged risks and the hedging policies is shown in note 34 – Guarantees, commitments and risks - Risk factors.

Other liabilities of euro 1,635 million (euro 2,202 million at December 31, 2011) comprised advances received from Suez following a long-term agreement for supplying natural gas and electricity of euro 968 million (euro 1,061 million at December 31, 2011) and advances relating to amounts of gas of euro 380 million (euro 299 million at

December 31, 2011) which were off-taken below the minimum take for the year by certain of Eni’s clients, reflecting take-or-pay clauses contained in the long-term sale contracts. Management believes that the underlying gas volumes will be off-taken beyond the twelve-month time horizon.

31 Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale

Discontinued operations

Snam
On October 15, 2012, after the occurrence of conditions precedent, including in particular, the Antitrust Authority approval, Eni finalized the sale to Cassa Depositi e Prestiti SpA ("CDP") of a stake of 30% less one share in the voting share capital of Snam and as part of the transaction lost control over the investee. The transaction implemented the provisions of Law No. 27/2012, pursuant to which Eni was mandated to divest its controlling shareholding in Snam in accordance with the model of ownership unbundling and required to fully divest its residual interests in Snam with no time limits. The transaction involved 1,013,619,522 ordinary shares of Snam at a price of euro 3.47 a share yielding a capital gain through profit of euro 2,019 million. Total consideration of the sale amounted to euro 3,517 million. The exclusion of Snam from consolidation reduced financial debt by euro 12,448 million. Prior to the divestment, Snam had already reimbursed intercompany loans via third-party financing. Including the sale of a further 5% interest in Snam made to institutional investors in July, after the transaction with CDP, the residual interest of Eni in Snam is equal to 20.23% at the balance sheet date. The remaining interest was classified as an available-for-sale financial instrument and measured at fair value also considering the sterilization of the voting rights as provided for by the Decree of the President of the Council of Ministers issued on May 25, 2012 (further information is disclosed in note 17 – Investments).

Snam through its wholly-owned subsidiaries Snam Rete Gas SpA, GNL Italia SpA, Stoccaggi Gas Italia SpA and Italgas SpA, operates the natural gas transport activity by means of large backbones, the distribution of gas to residential and commercial users and small enterprises located in urban areas through low-pressures networks, re-gasification services of LNG and storage services through depleted fields designed to support strategic storage of gas and modulation needs of selling companies considering the seasonality in gas demand. As the Company considers those activities to be a major line of business, management recorded results of operations of Snam and its subsidiaries as discontinued operations.

As provided for by International Financial Reporting Standards (IFRS 5), the Snam Group was excluded from the scope of consolidation of Eni from the date of loss of control. Therefore, the economic amounts represented as discontinued operations included intragroup eliminations. In particular: (i) in the profit and loss account, results relating to discontinued operations including the gain on disposal and the fair value revaluation of the residual interest at the date of loss of control, net of tax effects, are presented in a specific line item before net profit of the year; and (ii) in the statement of cash flows, net cash provided by operating activities relating to discontinued operations are separately indicated.

The amounts relating to discontinued operations comprised in the profit and loss account and the statement of cash flows present the relevant comparisons.

The main line items of profit and loss and cash flow statement of the discontinued operations net of intra-group transactions are provided below:

(euro million)	2010	2011	2012

Revenues		1,895	1,906	1,886
Operating expenses		1,266	1,274	998
Operating profit		629	632	888
Finance income (expense)		22	17	(51)
Income (expense) from investments		44	48	3,508
Profit before income taxes		695	697	4,345
Income taxes		(576)	(771)	(613)
Net profit		119	(74)	3,732
- attributable to Eni		66	(42)	3,590
- attributable to non-controlling interest		53	(32)	142
Earnings per share	(euro per share)	0.02	(0.01)	0.99
Net cash provided by operating activities		554	619	15
Net cash flow from investing activities		(1,411)	(1,516)	(1,004)
Net cash used in financing activities		(356)	(356)	11,172
Capital expenditures		1,420	1,529	756

Income (expense) from investments of euro 3,508 million comprised the gain on divestment to Cassa Depositi e Prestiti SpA for euro 2,019 million and the fair value revaluation of the residual interest at the date of loss of control for euro 1,451 million.

Income taxes of euro 613 million comprised the tax effect on the gain on divestment to Cassa Depositi e Prestiti SpA for euro 27 million and on the fair value revaluation of the residual interest at the date of loss of control for euro 18 million.

Profits earned by Snam as discontinued operations do not represent Snam as if it was a standalone entity, since the profits on transactions with Eni Group are included in continuing operations as provided for by the guidelines of IFRS 5. For further information about the transaction see the Information Statement published in application of the Consob Regulation No. 17221/2010 and later additions and modifications and Article 71 of the Consob regulation on issuers (available at the Eni website eni.com).

Assets held for sale and liabilities directly associated
As of December 31, 2012, non-current assets held for sale and liabilities directly associated with non-current assets held for sale of euro 516 million and euro 361 million pertained to marginal assets in the Exploration & Production segment (euro 434 million and euro 361 million, respectively) and to Super Octanos SA in the Refining & Marketing segment (euro 52 million).

32 Shareholders’ equity

Non-controlling interest

(euro million)	Net profit	Shareholders’ equity

2011	2012	Dec. 31, 2011	Dec. 31, 2012

Saipem SpA	552	627	2,802	3,232
Snam SpA	385	356	1,730
Hindustan Oil Exploration Co Ltd	(6)	(55)	123	65
Tigáz Zrt		(47)	74	33
Others	12	4	192	184
	943	885	4,921	3,514

Eni shareholders’ equity

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,753	6,201
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	49	(16)
Reserve related to the fair value of available-for-sale securities net of the tax effect	(8)	144
Other reserves	1,421	292
Cumulative currency translation differences	1,539	943
Treasury shares	(6,753)	(201)
Retained earnings	42,531	41,040
Interim dividend	(1,884)	(1,956)
Net profit for the year	6,860	7,788
	55,472	59,199

Share capital
At December 31, 2012 the parent company’s issued share capital consisted of euro 4,005,358,876 represented by 3,634,185,330 ordinary shares without nominal value (4,005,358,876 ordinary shares at December 31, 2011, nominal value euro 1 each).

On May 8, 2012, Eni’s Shareholders’ Meeting declared a dividend distribution of euro 0.52 a share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2011 dividend of euro 1.04 a share, of which euro 0.52 a share paid as interim dividend. The balance was payable on May 24, 2012, to shareholders on the register on May 21, 2012.

On July 16, 2012, the Extraordinary and Ordinary Shareholders’ Meeting resolved: (i) to eliminate the par value of all the ordinary shares representing the share capital; (ii) to cancel 371,173,546 treasury shares without par value without changing the amount of the share capital and reducing the "Reserve for the purchase of treasury shares" by euro 6,551 million, equal to the book value of the cancelled shares; (iii) to authorize the Board of Directors to purchase, within 18 months from the date of the resolution, up to a 363,000,000 ordinary Eni shares on the Mercato Telematico Azionario for a total amount up to euro 6,000 million; and (iv) to attribute the total amount of euro 6,000 million to a specific reserve destined to the purchase of own shares, formed by using equal amounts from available reserves.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Reserve for treasury shares
The reserve for treasury shares represents the reserve which was established in previous reporting period to repurchase the Company shares in accordance with resolutions at Eni’s Shareholders’ Meetings. The amount of euro 6,201 million (euro 6,753 million at December 31, 2011) included treasury shares purchased. Changes in the amount of the reserve reflected the resolution adopted by Eni Shareholders’ Meeting as described under the item "Share capital".

Reserve for available-for-sale financial instruments and cash flow hedging derivatives net of the related tax effect
The valuation at fair value of available-for-sale financial instruments and cash flow hedging derivatives, net of the related tax effect, consisted of the following:

Available-for-sale financial instruments	Cash flow hedge derivatives	Total

(euro million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of December 31, 2010	(3)		(3)	(275)	101	(174)	(278)	101	(177)
Changes of the year 2011	(6)	1	(5)	76	(7)	69	70	(6)	64
Amount recognized in the profit and loss account				276	(122)	154	276	(122)	154
Reserve as of December 31, 2011	(9)	1	(8)	77	(28)	49	68	(27)	41
Changes of the year 2012	157	(5)	152	(24)	9	(15)	133	4	137
Amount recognized in the profit and loss account				(78)	28	(50)	(78)	28	(50)
Reserve as of December 31, 2012	148	(4)	144	(25)	9	(16)	123	5	128

Reserve for available-for-sale financial instruments of euro 144 million, net of the related tax effect, comprised the fair value valuation of the investments for euro 138 million (Galp Energia SGPS SA for euro 130 million and Snam SpA for euro 8 million), and other securities for euro 6 million.

Other reserves Other reserves amounted to euro 292 million (euro 1,421 million at December 31, 2011) and related to:
•	a reserve of euro 247 million represented an increase in Eni’s shareholders’ equity associated with a business combination under common control, whereby the parent company Eni SpA divested its subsidiary Snamprogetti SpA to Saipem Project SpA, both merged into Saipem SpA, at a price higher than the book value of the interest transferred thus decreasing for an equal amount the non-controlling interest (the same amount as of December 31, 2011);
•	a reserve of euro 157 million deriving from Eni SpA’s equity (the same amount as of December 31, 2011);
•	a reserve of euro 18 million related to the sale of treasury shares to Saipem managers upon exercise of stock options (euro 11 million at December 31, 2011);
•	a negative reserve of euro 124 million represented the impact on Eni’s shareholders’ equity associated with the acquisition of a non-controlling interest of 45.86% in the subsidiary Altergaz SA, now Eni Gas & Power France SA (a negative reserve of euro 119 million at December 31, 2011);
•	a negative reserve of euro 7 million related to the share of "Other comprehensive income" on equity-accounted entities (negative for euro 15 million at December 31, 2011);
•	others for euro 1 million.

As a consequence of the deconsolidation of Snam, the reserves recognized following the sale of Italgas SpA and Stoccaggi Gas Italia SpA to Snam SpA and the sale of treasury shares following the exercise of stock options by Snam managers were reclassified to retained earnings (euro 1,140 million).

Cumulative foreign currency translation differences
The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.

Treasury shares
A total of 11,388,287 Eni’s ordinary shares (382,654,833 at December 31, 2011) were held in treasury for a total cost of euro 201 million (euro 6,753 million at December 31, 2011). The decrease of 371,266,546 in treasury shares reflected the resolution by Eni Shareholders’ Meeting to cancel 371,173,546 shares as described in the item "Share capital". In addition, 93,000 treasury shares were sold to eligible Eni managers who exercised stock options under stock-base compensation scheme granted in previous years. Outstanding treasury shares, amounting to euro 161 million (euro 240 million at December 31, 2011) and represented by 8,259,520 ordinary shares (11,873,205 ordinary shares at December 31, 2011), were available for the 200517 and 2007-200818 stock option plans.

The number of shares underlying those plans decreased by 3,613,685 shares as described below:

(number)	Stock option

Number of shares as of December 31, 2011	11,873,205
Rights exercised	(93,000)
Rights cancelled	(3,520,685)
(3,613,685)
Number of shares as of December 31, 2012	8,259,520

More information about stock option plans is disclosed in note 36 – Operating expenses.

Interim dividend
The interim dividend for the year 2012 amounted to euro 1,956 million corresponding to euro 0.54 per share, as resolved by the Board of Directors on September 20, 2012, in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on September 27, 2012.

Distributable reserves
At December 31, 2012, Eni shareholders’ equity included distributable reserves of approximately euro 48,200 million.

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(euro million)	2011	2012	Dec. 31, 2011	Dec. 31, 2012

As recorded in Eni SpA’s Financial Statements	4,213	9,078	35,255	40,577
Excess of net equity in individual accounts of consolidated subsidiaries over their corresponding carrying amounts in the statutory accounts of the parent company	3,972	258	24,355	21,663
Consolidation adjustments:
- difference between purchase cost and underlying carrying amounts of net equity	(320)	(2,683)	4,400	1,503
- elimination of tax adjustments and compliance with Group account policies	(248)	1,222	(673)	739
- elimination of unrealized intercompany profits	115	638	(4,291)	(2,652)
- deferred taxation	71	160	1,337	873
- other adjustments			10	10
	7,803	8,673	60,393	62,713
Non-controlling interest	(943)	(885)	(4,921)	(3,514)
As recorded in Consolidated Financial Statements	6,860	7,788	55,472	59,199

(17)	The vesting period for the 2002, 2003 and 2004 assignments expired on July 31, 2010, July 31, 2011 and July 29, 2012, respectively.
(18)	The vesting period for the 2006 assignment expired on July 27, 2012.

33 Other information

Main acquisitions

Nuon Belgium NV and Nuon Power Generation Walloon NV
In January 2012, Eni finalized the purchase of a 100% interest in Nuon Belgium NV (now merged in Eni Gas & Power NV) that provide gas and electricity to the Belgian retail and business market and of a 100% interest in Nuon Power Generation Walloon NV (now Eni Power Generation NV) that owns lands and all the rights and permits for the construction of an electric power plant. The allocation of the cost to assets and liabilities of euro 214 million was made on a definitive basis.

The final allocation of the purchase costs is disclosed below:

(euro million)	Nuon Belgium NV and Nuon Power Generation Wallon NV

Carrying value	Fair value

Current assets	206	206
Property, plant and equipment	7	7
Intangible assets	5	49
Goodwill	5	98
Other non-current assets	25	25
Assets acquired	248	385
Current liabilities	150	150
Net deferred tax liabilities		15
Provisions for contingencies	4	4
Other non-current liabilities	2	2
Liabilities acquired	156	171
Eni’s shareholders equity	92	214

Net sales from operations and the net profit for the 2011 were as follows:

(euro million)	Nuon Belgium NV and Nuon Power Generation Wallon NV

2011

Net sales from operations	741
Net profit	11

Supplemental cash flow information

(euro million)	2010	2011	2012

Effect of investment of companies included in consolidationand businesses
Current assets	409		108
Non-current assets	316	122	171
Net borrowings	13		46
Current and non-current liabilities	(457)	(4)	(99)
Net effect of investments	281	118	226
Non-controlling interests	(7)	(3)
Fair value of investments held before the acquisition of control	(76)
Purchase price	198	115	226
less:
Cash and cash equivalents	(55)		(48)
Cash flow on investments	143	115	178
Effect of disposal of consolidated subsidiaries and businesses
Current assets	82	618	2,112
Non-current assets	855	136	18,740
Net borrowings	(267)	257	(12,443)
Current and non-current liabilities	(302)	(662)	(4,123)
Net effect of disposals	368	349	4,286
Fair value of share capital held after the sale of control	(149)		(943)
Gain on disposal	309	727	2,021
Non-controlling interest	(46)	(5)	(1,840)
Selling price	482	1,071	3,524
less:
Cash and cash equivalents	(267)	(65)	(3)
Cash flow on disposals	215	1,006	3,521

34 Guarantees, commitments and risks

Guarantees

Dec. 31, 2011	Dec. 31, 2012

(euro million)	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total

Consolidated subsidiaries		10,953	10,953		11,350	11,350
Unconsolidated entities controlled by Eni		164	164		161	161
Joint ventures and associates	6,159	1,135	7,294	6,208	892	7,100
Others	1	269	270	2	289	291
	6,160	12,521	18,681	6,210	12,692	18,902

Other guarantees issued on behalf of consolidated subsidiaries of euro 11,350 million (euro 10,953 million at December 31, 2011) primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 7,511 million (euro 7,396 million at December 31, 2011), of which euro 5,491 million related to the Engineering & Construction segment (euro 5,065 million at December 31, 2011); (ii) VAT recoverable from tax authorities for euro 1,370 million (euro 1,097 million at December 31, 2011); and (iii) insurance risk for euro 298 million reinsured by Eni (euro 319 million at December 31, 2011). At December 31, 2012, the underlying commitment covered by such guarantees was euro 11,266 million (euro 10,577 million at December 31, 2011).

Other guarantees issued on behalf of unconsolidated subsidiaries of euro 161 million (euro 164 million at December 31, 2011) consisted of letters of patronage and other guarantees issued to commissioning entities relating to bid bonds and performance bonds for euro 154 million (euro 157 million at December 31, 2011). At December 31, 2012, the underlying commitment covered by such guarantees was euro 34 million (euro 45 million at December 31, 2011).

Unsecured guarantees and other guarantees issued on behalf of joint ventures and associates of euro 7,100 million (euro 7,294 million at December 31, 2011) primarily consisted of: (i) an unsecured guarantee of euro 6,122 million (euro 6,074 million at December 31, 2011) given by Eni SpA to Treno Alta Velocità - TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) for the proper and timely completion of a project relating to the Milan-Bologna fast-track railway by CEPAV (Consorzio Eni per l’Alta Velocità) Uno; consortium members, excluding entities controlled by Eni, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 828 million (euro 1,051 million at December 31, 2011), of which euro 657 million related to a contract released by Eni SpA on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financial institutions (euro 669 million at December 31, 2011); and (iii) unsecured guarantees and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 91 million (euro 108 million at December 31, 2011). At December 31, 2012, the underlying commitment covered by such guarantees was euro 456 million (euro 810 million at December 31, 2011).

Unsecured and other guarantees given on behalf of third parties of euro 291 million (euro 270 million at December 31, 2011) primarily consisted of: (i) guarantees issued on behalf of Gulf LNG Energy and Gulf LNG Pipeline and on behalf of Angola LNG Supply Service Llc (Eni 13.6%) as security against payment commitments of fees in connection with the re-gasification activity (euro 227 million). The expected commitment has been valued at euro 159 million (euro 224 million at December 31, 2011); and (ii) guarantees issued by Eni SpA to banks and other financial institutions in relation to loans and lines of credit for euro 10 million on behalf of minor investments or companies sold (euro 33 million at December 31, 2011). At December 31, 2012, the underlying commitment covered by such guarantees was euro 278 million (euro 252 million at December 31, 2011).

Commitments and risks

(euro million)	Dec. 31, 2011	Dec. 31, 2012

Commitments	15,992	16,247
Risks	2,165	431
	18,157	16,678

Other commitments of euro 16,247 million (euro 15,992 million at December 31, 2011) related to: (i) parent company guarantees that were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities and quantified, on the basis of the capital expenditures to be incurred, to euro 11,260 million (euro 9,710 million at December 31, 2011). The increase of euro 1,550 million related to the closing of a settlement agreement approving the development and future capital expenditures in the Karachaganak project; (ii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Angola LNG Supply Service for the acquisition of re-gasified gas at the Pascagoula plant (USA). The expected commitment has been estimated at euro 2,613 million (euro 3,267 million at December 31, 2011) and it has included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk"; (iii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Gulf LNG Energy for the acquisition of re-gasification capacity at the Pascagoula terminal (6 BCM/y) over a twenty-year period (2011-2031). The expected commitment has been estimated at euro 1,167 million (euro 1,252 million at December 31, 2011) and it has been included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk"; (iv) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Cameron LNG Llc for the acquisition of re-gasification capacity at the Cameron plant (USA) (6 BCM/y) over a twenty-year period (until 2029). The expected commitment has been estimated at euro 946 million (euro 1,274 million at December 31, 2011) and it has been included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk"; (v) a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest euro 139 million in the future, also on account of Shell Italia E&P SpA, in connection with Eni’s development plan of oil fields in Val d’Agri (euro 142 million at December 31, 2011). The commitment has been included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk"; and (vi) a commitment entered into by Eni USA Gas Marketing Llc for the contract of gas transportation from the Cameron plant (USA) to the American network. The expected commitment has been estimated at euro 100 million (euro 108 million at December 31, 2011) and it has been included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk".

Risks of euro 431 million (euro 2,165 million at December 31, 2011) primarily concerned potential risks associated with: (i) the value of assets of third parties under the custody of Eni for euro 123 million (euro 1,867 million at December 31, 2011). The decrease of euro 1,744 million related for euro 1,714 million to the deconsolidation of Snam; and (ii) contractual assurances given to acquirers of certain investments and businesses of Eni for euro 308 million (euro 298 million at December 31, 2011).

Non-quantifiable commitments
A parent company guarantee was issued on behalf of CARDÓN IV (Eni’s interest 50%), a joint venture operating in the Perla oilfield located in Venezuela, for the supplying to PDVSA GAS of gas quantities until 2036 (end of the concession agreement). At December 31, 2012, the commitment amounted to a maximum of $800 million corresponding for Eni to the maximum amount of the penalty clause provided for in case of an unilateral and anticipated resolution of the supply contract. Eni replaced such guarantee in March 2013, as a consequence of ongoing contract renegotiations. In particular, the penalty clause for unilateral anticipated resolution and, consequently, the maximum value of the guarantee will be determined by applying the local legislation in case of non-fulfillment. The valorization of the gas to be provided for by Eni amounted to a total of $11 billion. As well as not corresponding to an effective reference for evaluating the guarantee issued, such amount represents the maximum exposure risk for Eni. A similar guarantee was issued to Eni by PDVSA relating to the fulfillment of the commitments relating to the gas quantities to be collected by PDVSA GAS.

Following the integration signed on April 19, 2011, Eni confirmed to RFI - Rete Ferroviaria Italiana SpA its commitment, previously assumed under the convention signed with Treno Alta Velocità - TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) on October 15, 1991, to guarantee a correct and timely execution of the section Milano-Brescia of the high-speed railway from Milan to Verona. Such integration provides for CEPAV (Consorzio Eni per l’Alta Velocità) Due to act as General Contractor. In order to pledge the guarantee given, the regulation of CEPAV Due binds the associates to give proper sureties and guarantees on behalf of Eni.

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

Risk factors

FOREWORD
The main risks that the Company is facing and actively monitoring and managing are: (i) financial risks mainly related to market risk deriving from exposure to fluctuations in commodity prices, interest rates, foreign currency exchange rates and the credit risk deriving from the possible default of a counterparty as well as the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (ii) the Country risk in the upstream business; (iii) risks arising from any possible development in the regulatory framework; (iv) operational risks (in particular risks deriving from exploration and production activities and those relating to HSE issues); and (v) the strategic risks, mainly those related to the exposure to a set of market variables which the Company has opted to retain based on strategic considerations, trends in the competitive environment, particularly in the natural gas market, and cyclicality of the oil and gas sector.

In 2012, Eni issued the Management System Guidelines "Integrated Risk Management" (IRM) aimed at providing the principles for the integrated risk management as well as for regulating each phase of the RMI process, individuating roles and responsibilities of the main actors involved (for further information see the "Risk management" paragraph below).

Financial risks
Financial risks are those connected with market, credit and liquidity. Management of financial risks is based on guidelines issued centrally aiming at adapting and coordinating Eni policies on financial risks matters ("Guidelines financial risks management and control"). The basis of this policy is the pooled and integrated management of commodity risks and the development of asset backed trading activities for optimizing Eni’s exposure to such risks.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International, Eni Finance USA and

Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular, Eni SpA and Eni Finance International manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies are managed by the parent company, including the negotiation of emission trading certificates. The commodity risk of each business unit (Eni’s divisions or subsidiaries) is pooled and managed by Eni Trading business unit, with Eni Trading & Shipping executing the negotiation of commodity derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni does not enter into derivative transactions on interest rates or exchange rates on a speculative basis.

The optimization in managing the commodity risk involves a whole set of transactions in commodity derivatives with the aim of:
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
d)	proprietary trading. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting to earn an uncertain profit based on expected trends in the commodity pricing environment; and
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

Furthermore, the Company may enter derivative contracts on commodities as part of origination activities. Under this scheme, the Company acting as the originator may combine a number of derivative contracts in order to manage a given risk exposure of a third party or a business unit, normally in the wholesale market of commodities. Such trading activities may be naturally hedged by the existing assets of the originator, or, in case of absence of a suitable asset, they are managed by either trading the associated price or volume risk exposure or hedging each price or volume component of the base contract.

The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, or in accordance with value at risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e. potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of value at risk, pooling Group companies’ risk positions.

Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department.

With regard to commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of value at risk and stop loss in connection with exposure deriving from commercial activities and from Asset Backed Trading activities as well as exposure deriving from proprietary trading executed by the subsidiary Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools Group companies requests for negotiating commodity derivatives, ensuring execution services to the Trading Business Unit. The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance department which pools Group companies’ positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

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

The following table shows amounts in terms of value at risk, recorded in 2012 (compared with 2011) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section. VaR values are stated in euro as stated in the revision of "Eni Guidelines on Management and Control of Financial Risks" approved by the Board of Directors on December 15, 2011.

(Interest and exchange rate risk - Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2011	2012

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end

Interest rate	5.34	1.07	2.65	2.92	8.69	1.41	3.13	1.88
Exchange rate	0.85	0.15	0.44	0.34	1.31	0.12	0.44	0.19

(Commodity risk - Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2011	2012

(U.S. $ million) (a)	High	Low	Average	At year end	High	Low	Average	At year end

Area oil, products (b)	44.28	9.05	25.60	9.05	35.70	5.66	18.02	10.88
Area Gas & Power (c)	77.83	24.57	44.77	51.41	67.41	30.89	44.39	31.35

(a)	From January 2012, the value at risk is expressed in euro terms, following a review of "Eni Guidelines on Management and Control of Financial Risks" approved by the Board of Directors on December 15, 2011. The value at risk, previously, has been expressed in dollars. 2011 values have been restated accordingly and converted at the average exchange rate published by ECB for the period.
(b)	Area oil, products refers to the Eni SpA Trading Department (risk exposure from Refining & Marketing Division), Versalis SpA and Eni Trading & Shipping SpA.
(c)	The Gas & Power area refers to the Eni SpA Trading Department (risk exposure from Gas & Power Division) and Tigáz Zrt.

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance department, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterpart on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover.

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

The actions implemented as part of 2012 Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities. The minimization of liquidity risks is a strategic driver of the next 4-year Financial Plan. In particular in 2012, Eni issued three bonds addressed to institutional investors for a total amount of euro 1.82 billion, all at fixed rate with maturity of approximately 8 years. In November, as part of the divestment process of its interest in Galp, Eni also issued a convertible bond with underlying Galp shares equal to 8% of the share capital of the investee for a total amount of euro 1.028 billion at fixed rate with a maturity of three years.

Eni’s financial policies are designed to achieve the following targets: (i) ensuring adequate funds to cover short-term obligations and reimbursement of long-term debt due; (ii) maintaining an adequate level of financial flexibility to support Eni’s development plans; (iii) attaining a balance between duration and composition of the finance debt; and (iv) maintaining a cash reserve following the great flow of liquidity achieved from the divestment of 2012, particularly the disposition of Snam. The cash reserve will be commeasured in order to: (i) reduce the refinancing with maturity of one year, allowing the Company to be financially independent also in case of negative trends in the trading environment; (ii) increase the level of liquidity to face possible extraordinary needs; and (iii) increase the flexibility of the Company’s financial structure considering lingering uncertainties in the credit markets, in a similar way as the policies adopted by the peer group companies and with a view of improving the Company’s financial rating assessment. Cash stock will be available only for short-term operations, with a very low risk profile.

At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.

At December 31, 2012, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 12,173 million, of which euro 1,241 million were committed, and long-term committed borrowing facilities of euro 6,928 million which were completely drawn at the balance sheet date. These facilities bore interest rates that reflected prevailing market conditions. Fees charged for unused facilities were immaterial.

Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 12.3 billion were drawn as of December 31, 2012. The Group has credit ratings of A and A-1, respectively, for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 assigned by Moody’s; the outlook is negative in both ratings.

Eni’s credit ratings are potentially exposed to risk of further downgrading of the sovereign credit rating of Italy in addition to a possible deterioration in the global macroeconomic outlook, particularly the risks of a break-up of the Euro-zone. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may have a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the notes or other debt instruments issued by the Company could be downgraded. Eni, through the constant monitoring of the international economic environment and continuing dialogue with financial investors and rating agencies, believes to be ready to perceive emerging critical issues screened by the financial community and to be able to react quickly to any changes in the financial and the global macroeconomic environment and implement the necessary actions to mitigate such risks, coherently with Company strategies.

Finance debt repayments including expected payments for interest charges and derivatives
The tables below summarize the Group main contractual obligations for finance debt repayments, including expected payments for interest charges and derivatives.

(euro million)	Maturity year

2012	2013	2014	2015	2016	2017 and thereafter	Total

December 31, 2011
Non-current financial liabilities	1,635	3,010	5,076	2,936	2,840	9,378	24,875
Current financial liabilities	4,459						4,459
Fair value of derivative instruments	1,789	303	74	87	52	112	2,417
	7,883	3,313	5,150	3,023	2,892	9,490	31,751
Interest on finance debt	832	761	664	553	485	1,595	4,890
Guarantees to banks	576						576

(euro million)	Maturity year

2013	2014	2015	2016	2017	2018 and thereafter	Total

December 31, 2012
Non-current financial liabilities	2,555	2,090	3,941	2,180	2,956	8,275	21,997
Current financial liabilities	2,223						2,223
Fair value of derivative instruments	925	132	89	2	11	50	1,209
	5,703	2,222	4,030	2,182	2,967	8,325	25,429
Interest on finance debt	840	725	622	550	465	1,491	4,693
Guarantees to banks	212						212

Trade and other payables
The tables below summarize the Group trade and other payables by maturity.

(euro million)	Maturity year

2012	2013-2016	2017 and thereafter	Total

December 31, 2011
Trade payables	13,436			13,436
Advances, other payables	9,476	32	38	9,546
	22,912	32	38	22,982

(euro million)	Maturity year

2013	2014-2017	2018 and thereafter	Total

December 31, 2012
Trade payables	14,993			14,993
Advances, other payables	8,588	19	38	8,645
	23,581	19	38	23,638

Expected payments by period under contractual obligations and commercial commitments
The Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to off-take the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors. The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

(euro million)	Maturity year

2013	2014	2015	2016	2017	2018 and thereafter	Total

Operating lease obligations (a)	722	515	323	250	201	560	2,571
Decommissioning liabilities (b)	174	198	85	259	555	13,777	15,048
Environmental liabilities (c)	362	375	260	160	69	551	1,777
Purchase obligations (d)	20,761	19,486	19,394	17,815	16,482	169,815	263,753
- Gas
. take-or-pay contracts	18,463	17,763	17,840	16,377	15,094	161,787	247,324
. ship-or-pay contracts	1,746	1,303	1,263	1,159	1,119	5,515	12,105
- Other take-or-pay or ship-or-pay obligations	171	170	163	156	146	909	1,715
- Other purchase obligations (e)	381	250	128	123	123	1,604	2,609
Other obligations	4	3	3	3	3	123	139
- Memorandum of intent relating Val d’Agri	4	3	3	3	3	123	139
	22,023	20,577	20,065	18,487	17,310	184,826	283,288

(a)	Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(b)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(c)	Environmental liabilities do not include the environmental charge of 2010 amounting to euro 1,109 million for the proposal to the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment are not reasonably estimable.
(d)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(e)	Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the USA (euro 2,113 million).

Capital expenditure commitments
In the next four years Eni plans to make capital expenditures of euro 56.8 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects. At December 31, 2012, capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.

The amounts shown in the table below include euro 600 million of committed expenditures to execute certain environmental projects.

Maturity year

(euro million)	2013	2014	2015	2016	2017 and thereafter	Total

Committed on major projects	6,718	7,680	6,897	3,991	11,839	37,125
Other committed projects	6,940	3,782	1,584	1,100	8,496	21,902
	13,658	11,462	8,481	5,091	20,335	59,027

Other information about financial instruments
The carrying amount of financial instruments and relevant economic effect as of and for the years ended December 31, 2011 and 2012 consisted of the following:

2011	2012

Finance income (expense) recognized in	Finance income (expense) recognized in

(euro million)	Carrying amount	Profit and loss account	Other comprehensive income	Carrying amount	Profit and loss account	Other comprehensive income

Held-for-trading financial instruments
Non-hedging and trading derivatives (a)	17	76		186	(408)
Held-to-maturity financial instruments
Securities (b)	62	1		69	1
Available-for-sale financial instruments
Securities (b)	262	8	(6)	235	8	16
Investments valued at fair value
Other non-current investments (c)				4,782	4,717	141
Receivables and payables and other assets/liabilities valued at amortized cost
Trade receivables and other (d)	24,730	(65)		27,913	(54)
Financing receivables (b)	2,174	112		2,981	70
Trade payables and other (e)	22,982	(123)		23,638	104
Financing payables (b)	29,597	(851)		24,463	(831)
Net assets (liabilities) for hedging derivatives (f)	32	(309)	76	(17)	(290)

(a)		In the profit and loss account, economic effects were recognized as loss within "Other operating income (loss)" for euro 157 million (income for euro 188 million in 2011) and as expense within "Finance income (expense)" for euro 251 million (expense for euro 112 million in 2011).
(b)	i	Income or expense were recognized in the profit and loss account within "Finance income (expense)".
(c)		Income were recognized in the profit and loss account within "Income (expense) from investments" for euro 1,247 million and within "Net profit (loss) for the period - Discontinued operations" for euro 3,470 million.
(d)		In the profit and loss account, economic effects were essentially recognized as expense within "Purchase, services and other" for euro 25 million (expense for euro 138 million in 2011) (impairments net of reversal) and as expense for euro 31 million within "Finance income (expense)" (income for euro 77 million in 2011) (positive exchange rate differences at year-end and amortized cost).
(e)		In the profit and loss account, exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were primarily recognized within "Finance income (expense)".
(f)	i	In the profit and loss account, income or expense were recognized within "Net sales from operations" and "Purchase, services and other" as expense for euro 289 million (expense for euro 292 million in 2011) and within "Other operating income (loss)" as expense for euro 1 million (expense for euro 17 million in 2011) (time value component).

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

Financial instruments measured at fair value in the balance sheet as of at December 31, 2012, were classified as follows: (i) level 1, "Other financial assets available for sale", "Non-hedging derivatives - Future" and "Other investments" valued at fair value; and (ii) level 2, derivative instruments different from "Future" included in "Other current assets", "Other non-current assets", "Other current liabilities" and "Other non-current liabilities". During the 2012, no transfers were done between the different hierarchy levels of fair value.

The table below summarizes the amount of financial instruments valued at fair value:

(euro million)	Note	Dec. 31, 2011	Dec. 31, 2012

Current assets
Other financial assets available for sale	(8)	262	235
Non-hedging derivatives - Future	(13)	68	26
Other non-hedging and trading derivatives	(13)	1,494	890
Cash flow hedge derivatives	(13)	157	31
Non-current assets
Other investments valued at fair value	(17)		4,782
Non-hedging derivatives - Future	(20)	2	5
Other non-hedging derivatives	(20)	712	424
Cash flow hedge derivatives	(20)	33	2
Current liabilities
Non-hedging derivatives - Future	(25)	63	11
Other non-hedging and trading derivatives	(25)	1,605	877
Cash flow hedge derivatives	(25)	121	32
Fair value hedge derivatives	(25)		5
Non-current liabilities
Non-hedging derivatives - Future	(30)	3	1
Other non-hedging derivatives	(30)	588	270
Cash flow hedge derivatives	(30)	37	13

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

1. Environment

1.1 Criminal proceedings

(i) Investigation of the quality of groundwater in the area of the refinery of Gela. A criminal proceeding is pending before the Public Prosecutor of Gela relating to an alleged breach of environmental rules concerning the pollution of water and soil and illegal disposal of liquid and solid waste materials within the activity of the Gela refinery. Both a first degree Court at Gela and a second degree court dismissed the case because the statute of limitations expired.

(ii) Alleged negligent fire (Priolo). The Public Prosecutor of Siracusa commenced an investigation relating to certain Eni managers who were in charge of conducting operations at the refinery of Priolo prior to divesting the refinery to Erg Raffinerie Mediterranee SpA in July 31, 2002. The investigation aimed at ascertaining whether Eni managers acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. Upon conclusion of the preliminary investigations the Public Prosecutor requested the mentioned managers would stand trial for negligent behavior. The Ministry for the Environment has been acting as plaintiff. The proceeding is pending.

(iii) Groundwater at the Priolo site – Prosecuting body: Public Prosecutor of Siracusa. The Public Prosecutor of Siracusa (Sicily) has started an investigation in order to ascertain the level of contamination of the groundwater at the Priolo site. The Company has been notified that a number of its executive officers in charge at the time of the events subject to probe, including chief executive officers and plant general managers of the Company’s subsidiaries AgipPetroli SpA (now merged into the parent company Eni SpA in the Refining & Marketing Division), Syndial and Polimeri Europa (now Versalis SpA) are being investigated. According to the technical surveys the ground and the groundwater at the Priolo site should be considered polluted according to Legislative Decree No. 152/2006. This contamination was caused by a spill-over made in the period prior to 2001 and not subsequent to 2005; the equipment still operating on the site represent another source of risk, in particular the ones owned by ISAB Srl (ERG). According to the findings, the Public Prosecutor requested the dismissal of the proceeding. The decision of the Judge on the dismissal of the proceeding is still pending.

(iv) Fatal accident Truck Center Molfetta – Prosecuting body: Public Prosecutor of Trani. On May 11, 2010, Eni SpA, eight employees of the Company and a former employee were notified of closing of the investigation into alleged manslaughter, grievous bodily harm and illegal disposal of waste materials in relation to a fatal accident occurred in March 2008 that caused the death of four workers deputed to the cleaning of a tank owned by a company part of the Italian Railways Group. The tank was used for the transportation of liquid sulphur produced by Eni in the refinery of Taranto. The Public Prosecutor has removed three defendants and transmitted evidence to the Judge for the Preliminary Investigations requesting to dismiss the proceeding. The Judge for the Preliminary Investigations accepted the above mentioned request. In the hearing of April 19, 2011, the Judge admitted as plaintiffs against the above mentioned individuals all the parts, excluding the relatives of one of the victims, whose position has been declared inadmissible because of lack of a cause of action. The Judge declared inadmissible all the requests brought by other parties to act as plaintiffs against Eni. On December 5, 2011, the Judge pronounced an acquittal sentence for the individuals involved and for Eni SpA, as the indictments are groundless. On July 3, 2012, the Public Prosecutor filed an appeal against this decision.

(v) Syndial SpA (company incorporating EniChem Agricoltura SpA - Agricoltura SpA in liquidation - EniChem Augusta Industriale Srl - Fosfotec Srl) – Proceeding about the industrial site of Crotone. A criminal proceeding is pending before the Public Prosecutor of Crotone relating to allegations of environmental disaster, poisoning of substances used in the food chain and omitted cleanup due to the activity at a landfill site which was taken over by Eni’s subsidiary in 1991 following the divestment of an industrial complex by Montedison (now Edison SpA). The landfill site had been filled with industrial waste from Montedison activities till 1989 and then no additional waste was discharged there. Eni’s subsidiary carried out the cleanup of the landfill in 1999 through 2000. The defendants are certain managers at Eni’s subsidiaries which have owned and managed the landfill since 1991. A technical assessment of the circumstances is pending.

(vi) Eni SpA - Gas & Power Division – Industrial site of Praia a Mare. Based on complaints filed by certain offended persons, the Public Prosecutor of Paola started an enquiry about alleged diseases related to tumors which those persons contracted on the workplace. Those persons were employees at an industrial complex owned by a Group subsidiary many years ago. On the basis of the findings of independent appraisal reports, in the course of 2009 the Public Prosecutor resolved that a number of ex-manager of that industrial complex would stand trial. In the preliminary hearing held in November 2010, 189 persons entered the trial as plaintiff; while 107 persons were declared as having been offended by the alleged crime. The plaintiffs have requested that both Eni and Marzotto SpA would bear civil liability. However, compensation for damages suffered by the offended persons has yet to be determined. Upon conclusion of the preliminary hearing, the Public Prosecutor resolved that all defendants would stand trial for culpable manslaughter, culpable injuries, environmental disaster and negligent conduct about safety measures on the workplace. The proceeding is pending.

(vii) Syndial SpA and Versalis SpA - Porto Torres – Prosecuting body: Public Prosecutor of Sassari. The Public Prosecutor of Sassari (Sardinia) resolved that a number of officers and senior managers of companies engaging in petrochemicals operations at the site of Porto Torres, including the manager responsible for plant operations of the Company’s fully-owned subsidiary Syndial, would stand trial due to allegations of environmental damage and poisoning of water and crops. The Province of Sassari, the Municipality of Porto Torres and other entities have been acting as plaintiffs. The Judge for the Preliminary Hearing admitted as plaintiffs the above mentioned parts, but based on the exceptions issued by Syndial on the lack of connection between the action as plaintiff and the charge, denied that the claimants would act as plaintiff with regard to the serious pathologies related to the existence of poisoning agents in the marine fauna of the industrial port of Porto Torres. The trial before a jurisdictional body of the Italian criminal law which is charged with judging the most serious crimes, was annulled as that jurisdictional body did not recognize the gravity elements justifying its judgment due to a different crime allegation in the notice of conclusion of the preliminary investigation with respect to the crime allegation presented in the request of trial filed by the Public Prosecutor. Thus the proceeding was returned before the Public Prosecutor. The proceeding is pending.

(viii) Syndial SpA and Versalis SpA - Porto Torres dock – Prosecuting body: Public Prosecutor of Sassari. In July 2012, the Judge for the Preliminary Hearing, following a request of the Public Prosecutor of Sassari, requested the performance of a probationary evidence relating to the functioning of the hydraulic barrier of Porto Torres site (ran by Syndial SpA) and its capacity to avoid the dispersion of contamination released by the site in the near portion of sea. Syndial SpA and Versalis SpA have been notified that its chief executive officers and other managers are being investigated.

(ix) Syndial SpA – Public Prosecutor of Gela. An investigation before the Public Prosecutor of Gela is pending regarding a number of former Eni employees. In particular the proceeding involves 17 former managers of the companies ANIC SpA, EniChem SpA, EniChem Anic SpA, Anic Agricoltura SpA, Agip Petroli SpA, and Praoil Aromatici e Raffinazione Srl who were previously in charge of conducting operations and granting security at Clorosoda plant in Gela. The proceeding regards the crimes of culpable manslaughter and grievous bodily harm related to the death of 12 former employees and alleged diseases which those persons may have contracted at the above mentioned plant. Alleged crimes relate to the period from 1969, when operations on Clorosoda plant have commenced, to 1998, when the clean-up activities have terminated. The Public Prosecutor requested the performance of a medico-legal appraisal on over 100 people employed on the above mentioned plant to verify the relation of causality between the deaths occurred and the eventual pathologies affecting these individuals, and the exposures related to the work performed and missing implementation by the relevant company functions of the measures necessary for ensuring the employee health and security in relation to the risks connected with the mentioned working activities.

(x) Seizure of areas located in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria – Prosecuting body: Public Prosecutor of Castrovillari. Certain areas owned by Eni in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria have been seized by the Judicial authority pending an investigation about an alleged improper handling of industrial waste from the processing of zinc ferrites at the industrial site of Pertusola Sud, which was subsequently shut down, and illegal storing in the seized areas. The circumstances under investigation are the same considered in a criminal action for alleged omitted clean-up which was concluded in 2008 without any negative outcome on part of Eni’s employees. Eni’s subsidiary Syndial SpA has removed any waste materials from the landfills Syndial entered a transaction agreement with the Municipality of Cerchiara to settle all damages caused by the unauthorized landfills to the territory of the Municipality. The Municipality of Cerchiara renounced to all claims in relation to the circumstances investigated in the criminal proceeding. Eni’s subsidiary has also arranged a similar transaction with the Municipality of Cassano. The criminal proceeding is still pending.

1.2 Civil and administrative proceeding

Syndial SpA (former EniChem SpA)
(i) Claim of environmental damages, allegedly caused by industrial activities in the area of Crotone – Prosecuting Bodies: the Council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region. The Council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region summoned Syndial before the Civil Court of Milan to obtain a sentence condemning the Eni subsidiary to compensate the environmental damage and clean-up and remediation costs caused by the operations of Pertusola Sud SpA (merged in EniChem, now Syndial) at the Crotone site. This first degree proceeding was generated in January 2008, by the unification of two different actions, the first brought by Calabria Region in October 2004, the second one by the Council of Ministers, the Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the Calabria Region commenced in February 2006. The environmental claims and clean-up costs amounted to euro 2,720 million which comprised both the Calabria Region claims and the Ministry for the Environment claims. In order to settle the whole matter, in 2008 Syndial decided to take over the remediation activities in the area and on December 5, 2008 filed a comprehensive clean-up project. This project, which was approved in almost its element by the Ministry for the Environment and the Calabria Region, has been considered substantially adequate also by the Court. On February 24, 2012, the Court sentenced Syndial to correctly execute the environmental clean-up of the site and to pay to the Presidency of the Council of Ministers and the Ministry for Environment the sum of euro 56.2 million plus interest charges accrued from the plaintiffs’ claims. Eni accrued an environmental risk provision that is progressively utilized for the clean-up activities.

(ii) Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore – Prosecuting body: Ministry for the Environment. In May 2003, the Ministry for the Environment summoned Syndial to obtain a sentence condemning the Eni subsidiary to compensate an alleged environmental damage caused by the activity of the Pieve Vergonte plant in the years 1990 through 1996. With a temporarily executive sentence dated July 3, 2008, the District Court of Turin sentenced the subsidiary Syndial SpA (former EniChem) to compensate environmental damages amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely wholly groundless as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. In July 2009, Syndial filed an appeal against the above mentioned sentence, and consequently the proceeding would continue before a Second Degree Court. In the hearing of June 15, 2012 before the Second Degree Court of Turin, the Minister for the Environment, formalized trough the Board of State Lawyers its decision to not execute the sentence until a final verdict on the whole matter is reached. The Second Degree Court requested a technical appraisal of the matter which is due to be filed no later than November 15, 2013. Furthermore an administrative proceeding is ongoing regarding certain environmental works to clean-up and make safe the Pieve Vergonte site. Syndial filed an appeal against certain prescriptions of the Ministry for the Environment relating to the modes of executing the clean-up of soil and groundwater and extension of the scope of work to other nearby areas. The Administrative Court of the Piemonte Region rejected part of the Syndial appeal. A Syndial filed a counterclaim before a higher degree administrative court.

(iii) Action commenced by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of environmental damage. The Municipality of Carrara commenced an action before the Court of Genova requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of environmental damage (amounting to euro 139 million), further damages of various types (e.g. damage to the natural beauty of this site) amounting to euro 80 million as well as damages relating to loss of profit and property amounting to approximately euro 16 million. This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry for the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. With a sentence of March 2008, the Court of Genova rejected all claims made by the Municipality of Carrara and the Ministry for the Environment. The Second Instance Court too confirmed the decision issued in the first judgment and rejected all the claims made by the plaintiffs. The Ministry for the Environment filed an appeal before a third instance court on the belief that Syndial is to be held responsible for the environmental damage as the Eni subsidiary took over the site form the previous owners assuming all existing liabilities; it was responsible for managing the plant and inadequately remediating the site after the occurrence of an incident in 1984 and for omitted clean-up. Syndial established itself as defendant.

(iv) Ministry for the Environment - Augusta harbor. The Italian Ministry for the Environment with various administrative acts prescribed companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Versalis, Syndial and Eni Refining & Marketing Division. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. The above mentioned companies opposed said administrative actions, objecting in particular to the way in which remediation works have been designed and modes whereby information on pollutants concentration has been gathered. A number of administrative proceedings were started on this matter, which were reunified before the Regional Administrative Court of Catania. In October 2012, said Court sentenced in favor of the recourses filed by Eni’s subsidiaries against the Ministry prescriptions about the removal of pollutants and the construction of a physical barrier. The Court ruling was based on a sentence filed by the Court of Justice of the European Community. Specifically, the European Court confirmed the EU principle of the liability associated with the environmental damage, while at the same time reaffirming the necessity to ascertain the relation between cause and effect and identify the entity that is actually liable for polluting. It must be noted that the Public Prosecutor of Siracusa commenced a criminal action against unknown persons in order to verify the effective contamination of the Augusta harbor and the risks relating to the execution of the clean-up project proposed by the Ministry. The technical assessment disposed by the Public Prosecutor generated the following outcomes: (a) no public health risk in the Augusta harbor; (b) absence of any involvement on part of Eni companies in the contamination; and (c) drainages dangerousness. Based on those findings, the Public Prosecutor decided to dismiss the proceeding.

(v) Claim for preventive technical inquiry – Court of Gela. In February 2012, Eni’s subsidiaries Raffineria di Gela SpA and Syndial SpA and the parent company Eni SpA (involved in this matter through the operations of the Refining & Marketing Division) were notified a claim issued by 18 parents of child born malformed in the Municipality of Gela between 1992 and 2007. The claim for preventive technical inquiry aims at verifying the relation of causality between the malformation pathologies suffered by the children of the plantiffs and the environmental pollution caused by the Gela site (pollution deriving from the existence and activities at the industrial plants of the Gela refinery and Syndial SpA), quantifying the alleged damages suffered and eventually identifying the terms and conditions to settle the claim. The examination of the claims filed by the plaintiffs confirmed the lack of probatory evidences in the relation of causality. In any case, the same issue was the subject of previous inquiries in a number of proceedings, all resolved without the ascertainment of any illicit behavior on part of Eni or its subsidiaries. A technical appraisal of the matter is pending. Furthermore, 15 more claims were notified to Eni’s subsidiaries on the same matter. Those proceedings are ongoing.

(vi) Environmental claim relating to the Municipality of Cengio – Plaintiffs: the Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio. The Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio summoned Eni’s subsidiary Syndial before a Civil Court to obtain a sentence condemning the Eni subsidiary to compensate the environmental damage relating to the site of Cengio. The plaintiffs accused Syndial of negligence in performing the clean-up and remediation of the site. On the contrary, Syndial believes to have executed properly and efficiently the clean-up work in accordance with the framework agreement signed with the involved administrations including the Ministry for the Environment in 2000. On February 6, 2013, a court in Genoa sentenced the resumption of the proceeding and established a technical appraisal to verify the existence of the environmental damage.

(vii) Eni SpA – Reorganization procedure of the airlines companies Volare Group, Volare Airlines and Air Europe – Prosecuting body: Delegated Commissioner. In March 2009, Eni and its subsidiary Sofid (now Eni Adfin) were notified of a bankruptcy claw back as part of a reorganization procedure filed by the airlines companies Volare Group, Volare Airlines and Air Europe which commenced under the provisions of Ministry of Production Activities, on November 30, 2004. The request regarded the override of all the payments made by those entities to Eni and Eni Adfin, as Eni agent for the receivables collection, in the year previous to the insolvency declaration from November 30, 2003 to November 29, 2004, for a total estimated amount of euro 46 million plus interest. Eni and Eni Adfin were admitted as defendants. After the conclusion of the investigation, a court ruled against the claims made by the commissioners of the reorganization procedures. The relevant sentence was filed on March 1, 2012. The commissioners filed a counterclaim against the first degree sentence.

(viii) Reorganization procedure of Alitalia Linee Aeree Italiane SpA under extraordinary administration. On January 23, 2013, the Italian airline company Alitalia undergoing a reorganization procedure summoned before the Court of Rome Eni, Exxon Italia and Kuwait Petroleum Italia SpA to obtain a compensation for alleged damages caused by a presumed anticompetitive behavior on part of the three petroleum companies in the supply of jet fuel in the years 1998 through 2009. The claim was based on a deliberation filed by the Italian Antitrust Authority on June 14, 2006. The antitrust deliberation accused Eni and other five petroleum companies of anticompetitive agreements designed to split the market for jet fuel supplies and blocking the entrance of new players in the years 1998 through 2006. The antitrust findings were substantially endorsed by an administrative court. Alitalia has made a claim against the three petroleum companies jointly and severally presenting two alternative ways to assess the alleged damages. A first assessment of the overall damages amounted to euro 908 million. This was based on the presumption that the anticompetitive agreements among the defendants would have prevented Alitalia from autonomously purchasing supplies of jet fuel in the years when the existence of the anticompetitive agreements were ascertained by the Italian Antitrust Authority and in subsequent years until Alitalia ceased to operate airline activity. Alitalia asserts the incurrence of higher supply costs of jet fuel of euro 777 million excluding interest accrued and other items which add to the lower profitability caused by a reduced competitive position in the marketplace estimated at euro 131 million. An alternative assessment of the overall damage made by Alitalia stands at euro 395 million of which euro 334 million of higher purchase costs for jet fuel and euro 61 million of lower profitability due to the reduced competitive position on the marketplace.

2. Other judicial or arbitration proceedings

(i) Saipem SpA – CEPAV Uno. Saipem holds an interest in the CEPAV Uno Consortium (50.36%) which in 1991 signed a contract with TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) for the construction of a fast-track railway infrastructure for high speed/high capacity trains from Milan to Bologna. An arbitration proceeding has arisen to define certain amounts claimed by the Consortium against the buyer for alleged changes in the scope of work, as the counterparties failed to reach an amicable settlement of the issues. The Arbitration Committee awarded the Consortium an amount of euro 54.253 million that was disbursed by RFI on February 7, 2013. Then, the Consortium filed three further claims amounting to euro 2,108 million to take into account alleged damages, higher costs incurred for changes in the scope of work and other factors in addition to interest accrued and revaluation. In February 2013, the Court of Rome rejected a recourse filed by RFI against the establishment of the relevant arbitration committees in charge of defining the new claims made by the Consortium.

(ii) Fos Cavaou. An arbitration proceeding before the International Chamber of Commerce of Paris between the client company Société du Terminal Méthanier Fos Cavaou (now FOSMAX LNG) and the contractor STS – a French consortium participated by Saipem SA (50%), Technimont SpA (49%) and Sofregaz SA (1%) – is pending. The memorandum filed by FOSMAX LNG supporting the arbitration proceeding claimed the payment of euro 264 million for damage payment, delay penalties and costs incurred for the termination of the works. Approximately euro 142 million of the total amount requested related to loss of profit, which is an item that cannot be compensated based on the existing contractual provisions with the exception of fraudulent and serious culpable behavior. STS filed counterclaim for a total amount of approximately euro 338 million as damage repayment due to the alleged excessive interference of FOSMAX LNG in the execution of the works and payment of extra works not recognized by the client. Both parties filed their memoranda. Management expects the arbitration proceeding to end the review of the issued by end of 2013 with a final arbitration as early as in 2014.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

(i) Inquiries in relation to alleged anticompetitive agreements in the area of elastomers – Prosecuting Body: European Commission. On November 29, 2006, the European Commission ascertaining anticompetitive agreements in the field of BR and ESBR elastomers fined Eni and its subsidiary Polimeri Europa (actually Versalis) for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance in February 2007. The hearings took place in October 2009. On July 13, 2011, the First Instance Court filed the decision to reduce the above mentioned fine to the amount of euro 181.5 million. In particular, the Court annulled the increase of the fine related to the aggravating circumstance of recidivism. The companies involved in the decision and the European Commission filed a claim before the European Court of Justice. In addition the European Commission communicated to the decision to start an inquiry for the determination of a new sanction. The Company filed an appeal against this decision. The Commission communicated to Eni and Versalis the commencement of a new proceeding for a new evaluation of the existence of the requirement for the application of an increased fine based on the aggravating circumstance of recidivism. In August 2007, with respect to the above mentioned decision of the European Commission, Eni submitted a request for a negative ascertainment with the Court of Milan aimed at proving the non-existence of alleged damages suffered by tire BR/SBR manufacturers. The Court of Milan declared the appeal inadmissible. Eni appealed against the Court’s sentence. This appeal is still pending. In December 2012, the First Instance Court of the European Union reduced to euro 106 million the fine imposed to Eni and its subsidiary Polimeri Europa from the original amount of euro 132.16 million sanctioned on December 5, 2007 relating to alleged anticompetitive practices in the in CR elastomers sector, with other chemical companies, in violation of Article 81 of EC Treaty and of Article 53 of SEE agreement. Eni and Versalis have appealed against this decision before the EU Court of Justice in order to obtain the complete annulment of the economic sanction. Also the European Commission has appealed against the decision.

(ii) Inquiry in relation to gas transportation. In March 2012, the Italian Antitrust Authority started an inquiry targeting alleged anticompetitive behavior charged to Eni in connection with the refusal to dispose of secondary transport capacity on the Transitgas and TAG pipelines to third parties. On June 1, 2012, Eni filed a proposal of commitments pursuant to Article 14-ter of Law No. 287/1990, aiming at settling the proceeding without the ascertainment of any illicit behavior. On September 6, 2012, the Authority accepted Eni proposal and stated that the commitments were binding.

(iii) Consob investigation - Saipem SpA. Following the issue by Saipem SpA of its press release of January 29, 2013, in which it revised its 2012 earnings guidance and its outlook for 2013, Saipem received a communication from Consob dated January 31, 2013 asking it to describe the process of evaluation and the considerations that led to the decision to issue the press release in question, to describe the information and data used to arrive at the revision of its guidance for 2012 profits and 2013 revenues and profits and of its forecasts for 2014, and to provide a list of persons included in the register maintained pursuant to Article 115-bis of the Consolidated Finance Act who had access to the data and information referred to in the press release. Subsequently, in a letter dated February 1, 2013, Consob announced the commencement of an inspection of Saipem pursuant to Article 187-octies, paragraph 3 of Legislative Decree No. 58 of February 24, 1998 with the purpose of gathering documents and information regarding the preparation of the press release, the management of privileged information, and compliance with legislation concerning transactions by relevant parties. Subsequently, Consob requested additional information from Saipem in communications of February 8 and 25, 2013, including information concerning the variations between the last business plan approved prior to January 29, 2013 and the new 2013-2016 business plan. Saipem promptly responded to the above communications supplying the documentation and information requested.

4. Court inquiries

(i) EniPower SpA. In June 2004, the Milan Public Prosecutor commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. These inquiries were widely covered by the media. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (now Saipem SpA) (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In accordance with its transparency and integrity guidelines, Eni took the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing. In the preliminary hearing related to the main proceeding on April 27, 2009, the Judge for the Preliminary Hearing requested all the parties that have not requested the plea-bargain to stand in trial, excluding certain defendants as a result of the statute of limitations. During the hearing on March 2, 2010, the Court confirmed the admission as plaintiffs of Eni SpA, EniPower SpA and Saipem SpA against the inquired parts under the provisions of Legislative Decree No. 231/2001. Further employees of the companies involved were identified as defendants to account for their civil responsibility. After the filing of the pleadings occurred in the hearing of July 12, 2011, the proceeding was postponed to September 20, 2011. In that date the Court of Milan concluded that nine persons were guilty for the above mentioned crimes. In addition, they were condemned jointly and severally to the payment of all damages to be assessed through a dedicated proceeding and to the reimbursement of the proceeding expenses incurred by the plaintiffs. The Court also resolved to dismiss all the criminal indictments for 7 employees, representing some companies involved as a result of the statute of limitations while the trial ended with an acquittal or 15 individuals. In relation to the companies involved in the proceeding, the Court found that 7 companies are liable based on the provisions of Legislative Decree No. 231/2001, imposing a fine and the disgorgement of profit. Eni SpA and its subsidiaries, EniPower and Saipem which took over Snamprogetti, acted as plaintiffs in the proceeding also against the mentioned companies. The Court rejected the position as plaintiffs of the Eni Group companies, reversing a prior decision made by the Court. This decision may have been made probably on the basis of a pronouncement made by a Supreme Court which stated the illegitimacy of the constitution as plaintiffs made against any legal entity which is indicted under the provisions of Legislative Decree No. 231/2001. The Court filed the ground of the judgment on December 19, 2011. The condemned parties filed an appeal against the above mentioned decision.

(ii) Trading. An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties in connection with entering into certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the Public Prosecutor of Rome notified Eni of two judicial measures for the seizure of documentation concerning Eni’s transactions with the said companies. Eni is acting as plaintiff in this proceeding. The Judge for the Preliminary Hearing rejected most of the dismissal requests issued by the Public Prosecutor. Basing on the decision of the Judge for the Preliminary Hearing, the Public Prosecutor of Rome notified Eni, as injured part, the summon against two former managers of the Company charged of aggravated fraud related to the relevant patrimonial damage caused to the injured part through the abuse of working relations and activities. The First Judge dismissed the accusation for all the other defendants as a result of the statute of limitations.

(iii) TSKJ Consortium Investigations by U.S., Italian, and other Authorities. Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by KBR, Technip, and JGC. Beginning in 1994, the TSKJ Consortium was involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti to Saipem SpA and Snamprogetti was merged into Saipem as of October 1, 2008. Eni holds a 43% participation in Saipem. In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for a variety of matters, including potential losses and charges resulting from the investigations into the TSKJ matter referred to below, even in relation to Snamprogetti subsidiaries. In recent years the proceeding was settled with the U.S. Authorities and certain Nigerian Authorities, which had been investing into the matter. The proceeding is still pending before Italian judicial Authorities.
The proceedings in the U.S.: following an investigation that lasted several years, in 2010 the Department of Justice and the SEC entered into settlements with each of the TSKJ consortium members. In particular, in July 2010, Snamprogetti Netherlands BV entered into a deferred prosecution agreement with the DoJ, consented to the filing of a criminal information, and agreed to pay a fine of $240 million. In addition, Snamprogetti Netherlands BV and Eni reached an agreement with the SEC to resolve the investigation and jointly agreed to pay disgorgement to the SEC of $125 million. All amounts due to the U.S. Authorities were paid by Eni in accordance with the indemnity granted by Eni in connection with its sale of Snamprogetti to Saipem. Following the two-year period set out in the deferred prosecution agreement, in September 2012 the DoJ dismissed the criminal information filed against Snamprogetti Netherlands BV, thereby dismissing the criminal proceeding against Snamprogetti Netherlands BV.
The proceedings in Italy: beginning in 2004, the TSKJ matter has prompted investigations by the Public Prosecutor’s office of Milan against unknown persons. Since March 10, 2009, the Company has received requests of exhibition of documents from the Public Prosecutor’s office of Milan. The events under investigation cover the period since 1994 and also concern the period of time subsequent to the June 8, 2001, enactment of Italian Legislative Decree No. 231 concerning the liability of legal entities. On August 12, 2009, a decree issued by the Judge for the Preliminary Investigations at the Court of Milan was served on Eni (and on July 31, 2009 on Saipem SpA, as legal entity incorporating Snamprogetti SpA). The decree set a hearing in Court in relation to a proceeding ex Legislative Decree No. 231 of June 8, 2001 whereby the Public Prosecutor of Milan is investigating Eni SpA and Saipem SpA for liability of legal entities arising from offences involving international corruption charged to former managers of Snamprogetti SpA. The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corp and its subsidiaries. The events referred to the request of precautionary measures of the Public Prosecutor of Milan cover TSKJ Consortium practices during the period from 1995 to 2004. In this regard, the Public Prosecutor claimed the inadequacy and violation of the organizational, management and control model adopted to prevent those offences charged to people subject to direction and supervision. On November 17, 2009, the Judge for the Preliminary Investigations rejected the request of precautionary measures of disqualification filed by the Public Prosecutor of Milan against Eni and Saipem. The Public Prosecutor of Milan appealed the above mentioned decision before the Third Instance Court. The Court decided that the request of precautionary measures be admissible according to Legislative Decree No. 231/2001 even in the case of international corruption. The issue would be subsequently examined by the Appeal Court of Milan. On February 18, 2011, the Public Prosecutor of Milan, with respect to the guarantee payment amounting to euro 24,530,580, even in the interest of Saipem SpA, renounced to contest the decision of rejection of precautionary measures of disqualification for Eni SpA and Saipem SpA issued by the Judge for the Preliminary Hearing. In the hearing of February 22, 2011, the Re-examination Court, taking note of the above mentioned renounce, declared inadmissible the appeal of the Public Prosecutor of Milan and closed the proceeding related to the request of precautionary measures of disqualification for Eni SpA and Saipem SpA. On November 3, 2010, the defense of Saipem was notified the conclusion of the investigations relating to the proceeding pending before the Court of Milan trough a deed by which the Court evidenced the alleged violations made by the five former Snamprogetti SpA (now Saipem SpA) and Saipem SpA being the parent company of Snamprogetti. The deed does not involve the Eni Group parent company Eni SpA. The charged crimes involve alleged corruptive events that have occurred in Nigeria after July 31, 2004. It is also stated the aggravating circumstance that Snamprogetti SpA reported a relevant profit (estimated at approximately $65 million). On December 3, 2010, the defense of Saipem was notified the opening of a proceeding with the first hearing scheduled for December 20, 2010. In the hearing of January 26, 2011, the Public Prosecutor requested five former employees of Snamprogetti SpA (now Saipem) and Saipem SpA (as legal entity incorporating Snamprogetti) to stand trial in the hearing scheduled for April 2011. In the hearing of February 2, 2012, although the term for the occurrence of the statute of limitations for the individuals who are acting as plaintiffs was expired, the Public Prosecutor raised an issue of constitutional legitimacy for the incompatibility between the internal and international legislation on the statute of limitation, in particular the OECD convention on the fight against the international corruption. The Court dismissed the case with respect to the position of the individuals who were acting as plaintiffs for the expiration of the statute of limitations while the proceeding continues for Saipem SpA. In the hearing of July 12, 2012, the Judge reviewed the technical consultants of the defendant and the appraiser reports were filed. After a number of postponements at the final hearing held on February 5, 2013 Saipem defense raised an issue of constitutional legitimacy in relation to certain provisions of Legislative Decree No. 231/2001 relating to the alleged crimes under investigation. In the subsequent hearing of March 26, 2013, the Court of Milan rejected the issues of constitutional legitimacy raised by the Company as they were considered groundless. In the same hearing the Public Prosecutor required Saipem SpA to pay a fine amounting to euro 900,000 and the disgorgement of the guarantee payment of euro 24,530,580, made by Snamprogetti Netherlands BV to the Public Prosecutor of Milan in February 2011. The hearing was postponed to May 21, 2013 when the Company will present its defensive memorandum. It is worth mentioning that the Board of Directors of Eni and Saipem in 2009 and 2010, respectively, approved new guidelines and anti-corruption policies regulating Eni and Saipem management of the business. The guidelines integrated anti-corruption policies of the Company, aligning them to the international best practices, optimizing the compliance system and granting the highest respect of Eni, Saipem and their workers of the Code of Ethics, 231 Model and national and international anti-corruption policies.

(iv) Gas metering. In May 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Court of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian Criminal Law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, inter alia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the commencement of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. In relation to this proceeding, the Public Prosecutor of Milan requested the dismissal for certain people indicted, including a top manager as the Prosecutor did not find sufficient elements to support the indictment in a possible trial. The request was preceded by a request of dismissal from the principal proceeding of the dismissed people. On January 24, 2012, the Judge for the Preliminary Hearing disposed the dismissal of these people.

Croatian gas metering: this was a new proceeding part of the principal proceeding describe above. On November 26, 2009, a notice of conclusion of the preliminary investigation was served to Eni’s Group companies whereby 12 Eni employees, also including former employees, are under investigation. The exceptions filed in the notice include: (i) violations pertaining to recognition and payment of the excise on natural gas amounting to euro 20.2 billion; (ii) violations or failure in submitting the annual statement of gas consumption and/or in the annual declarations to be filed with the Duty Authority or the Authority for Electricity and Gas; and (iii) a related obstacle which has been allegedly posed to the monitoring functions performed by the Authority for Electricity and Gas. In the subsequent hearing of January 24, 2012, the Judge resolved to dismiss the proceeding against all defendants. The Public Prosecutor filed an appeal against this decision before the Third Instance Court. The appeal did not refer to all the defendants but only to some of them. On February 11, 2013, the Court rejected the appeal referred to Eni and its subsidiaries positions in particular: (i) declaring its inadmissibility in relation to one of the defendants; and (ii) dismissing it for all the other alleged crimes. The decision filed by the Judge for Preliminary Hearing is therefore irrevocable.
Gas metering excise: on December 20, 2010, as a result of a further dismissal of judicial position from the main proceeding, the Public Prosecutor of Milan notified to nine employees and former employees of Eni (in particular belonging to the Gas & Power Division) the conclusion of the investigation related to the crime under the provisions of Article 40 (violations pertaining to recognition and payment of the excise on mineral oils) of Legislative Decree No. 504 of October 26, 1995. The deed also disputed certain violations pertaining to subtraction of taxable amounts and missed payments of excise taxes on natural gas amounting to euro 0.47 billion and euro 1.3 billion, respectively. The Duty Authority of Milan, responsible for the collection of dodged taxes, considering the documentation filed by Eni, reduced the amount initially claimed by the Public Prosecutor to euro 114 million of dodged taxes. The Duty Authority also stated that it would reassess that amount considering further evidence arising from the criminal proceeding. The Judge resolved to dismiss the proceeding against all defendants because the fact did not constitute an offence. The Public Prosecutor filed an appeal against this decision before the Third Instance Court.

(v) Algeria – Corruption investigation. Authorities in Italy and in other countries are investigating allegations of corrupt payments that would have occurred in Algeria in connection with the award of certain contracts to Saipem. On February 4, 2011, Eni received from the Public Prosecutor of Milan an information request pursuant to Article 248 of the Italian Code of Criminal Procedure. The notification was then forwarded to Eni’s subsidiary Saipem SpA since this matter is primarily in its area of responsibility. The request related to allegations of international corruption and pertained to certain activities performed by Saipem Group companies in Algeria (in particular the contract between Saipem and Sonatrach relating to the construction of the GK3 gas pipeline and the contract between Galsi, Saipem and Technip relating to the engineering of the ground section of a gas pipeline). The crime of international corruption is among the offenses contemplated by Legislative Decree of June 8, 2001, No. 231, relating to corporate responsibility for crimes committed by employees. Saipem promptly began to collect documentation in response to the requests of the Public Prosecutor. The documents were produced on February 16, 2011. Eni also filed documentation relating to the MLE project (in which the Eni’s Exploration & Production Division participates), with respect to which investigations in Algeria are ongoing. On November 22, 2012, the Public Prosecutor of Milan served Saipem a notice stating that it had commenced an investigation for alleged liability of the Company for international corruption in accordance to Article 25, second and third paragraph of Legislative Decree No. 231/2001. Furthermore the prosecutor requested the production of certain documents relating to certain activities in Algeria. Subsequently, on November 30, 2012, Saipem was served a notice of seizure, then, on December 18, 2012, a request for documentation and finally, on January 16, 2013, a search warrant was issued, in order to acquire further documentation. On February 7, 2013, on mandate from the Public Prosecutor of Milan, the Italian financial police visited Eni’s headquarters in Rome and San Donato Milanese and executed searches and seized documents relating to Saipem’s activity in Algeria. On the same occasion, Eni was served a notice that an investigation had commenced in accordance with Article 25, third and fourth paragraph of Legislative Decree No. 231/2001 with respect to Eni, Eni’s CEO, Eni’s former CFO, and another senior manager. The investigation relates to alleged corruption which, according to the Public Prosecutor, had occurred with regard to certain contracts awarded to Saipem in Algeria up until March 2010. The former CEO and the former COO of the business unit Engineering & Construction of Saipem, as well as other Saipem employees and former employees are under investigation. Saipem has promptly undertaken management and administrative changes, irrespective of any liability that might result from the investigations. Saipem has commenced an internal investigation in relation to the contracts in question with the support of external advisors; such internal investigation is conducted in agreement with the statutory bodies deputed to the Company’s control and the Italian Public Prosecutor has been informed of this internal investigation. In addition, Saipem has commenced a review aiming at verifying the correct application of internal procedures and controls relating to anti-corruption and prevention of illicit activities, with the assistance of external consultants. The evaluation is ongoing. Saipem is cooperating with the Italian Judicial Authority. Eni has commenced its own evaluation which is ongoing.

The above mentioned proceeding has been unitized in Italy with another proceeding relating to certain Eni’s activities performed in Iraq and Kazakhstan (see below). Investigations are also ongoing in Algeria where the bank accounts of a Saipem’s subsidiary, Saipem Contracting Algérie SpA, have been blocked by the Algerian Authorities. Currently two bank accounts with a balance equivalent to euro 79 million are blocked as of January 25, 2013. In September 2012, a notice of investigation was served to Saipem Contracting Algérie SpA. Saipem Contracting Algérie SpA is alleged to have taken advantage of the authority or influence of representatives of a government owned industrial and trading company in order to inflate prices in relation to contracts awarded by said company. On January 30, 2013, the Judicial Authority in Algeria ordered Saipem’s Algerian subsidiary to stand trial and reaffirmed the blockage of the above mentioned bank accounts. Saipem Contracting Algérie SpA has lodged an appeal against this decision before the Supreme Court. On March 24, 2013, relevant authorities executed searches on Saipem Contracting Algérie SpA headquarters.

(vi) Libya. On June 10, 2011, Eni received by the U.S. SEC a formal judicial request of collection and presentation of documents (subpoena) related to Eni’ s activity in Libya from 2008 until now. The subpoena is related to an ongoing investigation without further clarifications nor specific alleged violations in connection to "certain illicit payments to Libyan officials" possibly violating the U.S. Foreign Corruption Practice Act. At the end of December 2011, Eni received a request for the collection of further documentation aiming at integrating the subpoena previously received. Documentation and information requested have been collected by the relevant company functions and then forwarded to the U.S. SEC. Following a number of contacts with the U.S. SEC, in a meeting on October 16, 2012, Eni legal team provided additional documentations and clarifications.

(vii) Iraq – Kazakhstan. A criminal proceeding is pending before the Public Prosecutor of Milan in relation to alleged crimes of international corruption involving Eni’s activities in Kazakhstan regarding the management of the Karachaganak plant and the Kashagan project, as well as handling of assignment procedures of work contracts by Agip KCO. The crime of "international corruption" is sanctioned, in accordance to the Italian criminal code, by Legislative Decree of June 8, 2001, No. 231, which holds legal entities liable for the crimes committed by their employees on their behalf. The Company has filed the documents collected and is fully collaborating with the Public Prosecutor. A number of managers and a former manager are involved in the investigation. The above mentioned proceeding has been reunified with another (the so-called "Iraq proceeding") regarding a parallel proceeding related to Eni’s activities in Iraq, disclosed in the following paragraphs. On June 21, 2011, Eni Zubair SpA and Saipem SpA in Fano (Italy) were notified that a search warrant had been issued to search the offices and homes of certain employees of the Group and of certain third parties. In particular the homes and offices of an employee of Eni Zubair and a manager of Saipem were searched by the authorities. The accusation is of criminal conspiracy and corruption in relation with the activity of Eni Zubair in Iraq and of Saipem in the "Jurassic" project in Kuwait. The Public Prosecutor of Milan has associated Eni Zubair, Eni and Saipem with the accusations as a result of the alleged illicit actions of their employees. Eni considers those employees to have breached the Company's Code of Ethics. The Eni Zubair employee resigned and the Company, accepting the resignation, reserved the right to take action against the individual to defend its interests and subsequently commenced a legal action against the other persons mentioned in the seizure act. Notwithstanding that the Eni Group companies appear to be offended parties in respect of the illicit conduct under investigation, Eni SpA and Saipem SpA also received, at the same time the search warrant was issued, a notification pursuant to the Legislative Decree No. 231/2001. Eni SpA was notified by the Public Prosecutor of a request of extension of the preliminary investigations that has led up to the involvement of another employee as well as other suppliers in the proceeding. Eni performed a review of the whole matter also with the support of an external consulting firm which issued its final appraisal report on July 25, 2012. According to the opinion of its legal team, the Company’s watch structure and Internal Control Committee, Saipem too commenced through its Internal Audit department, an internal review about the project with the support of an external consultant. The Public Prosecutor of Milan requested Eni SpA to be debarred for one year and six months from performing any industrial activities involving the production sharing contract of 1997 with the Republic of Kazakhstan and in the subsequent administrative or commercial arrangements, or the prosecution of the mentioned activities under the supervision of a commissioner pursuant to Article 15 of the Legislative Decree No. 231/2001. In the hearing of May 29, 2012, Eni legal team have filed a defensive memorandum; on August 1, 2012, the Public Prosecutor filed further documentation supporting the request of precautionary measures. After the hearing of November 14, 2012, the decision of the Judge for Preliminary Investigation is still pending.

5. Tax Proceedings

ITALY

(i) Eni SpA. Dispute for the omitted payment of a municipal tax related to oil platforms located in territorial waters in the Adriatic Sea. With a formal assessment presented in December 1999, the Municipality of Pineto (Teramo) claimed Eni SpA to have omitted payment of a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea which constitute municipal waters. Eni was requested to pay a total of approximately euro 17 million including interest and a fine. Eni filed a counterclaim stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. However, the Supreme Degree Court overturned both judgments, declaring that a municipality can consider requesting a tax on real estate in the sea facing its territory and with the decision of February 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the matters of the proceeding. This commission requested an independent consultant to assessing the tax and technical aspects of the matter. The independent consultant confirmed that Eni’s offshore installations lack any ground to be subject to the municipal tax that was claimed by the local municipality. Those findings were accepted by the Regional Tax Commission with a ruling made on January 19, 2009. On January 25, 2011, the Municipality notified to Eni an appeal to the Supreme Degree Court for the cancellation of the above mentioned sentence. Also on December 28, 2005, the Municipality of Pineto presented similar claims relating to the same Eni platforms for the years 1999 to 2004. The total amount requested was euro 25 million including interest and penalties. Eni filed a claim against this claim which was accepted by the First Degree Judge with a decision of December 4, 2007. Also a second degree court ruled in favor of Eni’s recourses with a sentence filed in June 2012. Terms are pending to file a counterclaim before a third degree court.

Similar formal assessments related to Eni oil and gas offshore platforms were presented by the Municipalities of Falconara Marittima, Tortoreto, Pedaso, and also from 2009 the Gela Municipality. The total amounts of those claims were approximately euro 7.5 million. The Company filed appeal against all those claims. A tax commission in Sicily ruled in favor of Eni accepting the recourse against the tax claims presented by the Municipality of Gela.

OUTSIDE ITALY

(i) Eni Angola Production BV. In 2009, the Ministry of the Finance of Angola, following a fiscal audit, filed a notice of tax assessment for fiscal years 2002 to 2007 in which it claimed the improper deductibility of amortization charges recognized on assets in progress related to the payment of the Petroleum Income Tax that was made by Eni Angola Production BV as co-operator of the Cabinda concession. The Company filed an appeal against this decision. The judgment is still pending before the Supreme Court. Eni accrued a provision with respect to this proceeding.

(ii) Eni’s subsidiary in Indonesia. A tax proceeding is pending against Eni’s subsidiary Lasmo Sanga Sanga Ltd as the Tax Administration of Indonesia has questioned the application of a tax rate of 10% on the profit earned by the local branch of Eni’s subsidiary for fiscal years 2002 through 2009. Eni’s subsidiary, which is resident in the UK for tax purposes, believes that the 10% tax rate is warranted by the current treaty for the avoidance of double taxation. On the contrary, the Tax Administration of Indonesia has claimed the application of the local tax rate of 20%. The greater taxes due in accordance to the latter rate have been disbursed amounting to $130 million including interest expense. Eni’s subsidiary has filed an appeal claiming the opening of an amicable procedure to settle the matter and avoid bearing a tax regime not in compliance with the UK/Indonesia treaty.

6. Settled legal proceedings

(i) Summon before the Court of Venice for environmental damages allegedly caused to the lagoon of Venice by the Porto Marghera plants. The proceeding was settled due to the transaction agreement incurred between Syndial and the Province of Venice. The amount paid for the settlement of the proceeding is immaterial.

(ii) Syndial SpA (former EniChem SpA). Alleged pollution caused by the activity of the Mantova plant. Following the transaction agreement incurred in July 2012, between the Ministry for the Environment and Syndial for the repayment of the environmental damage related to the contamination caused by the water discharges of the Mantova plant, the proceeding could be considered virtually settled. The amount paid for the settlement of the proceeding is immaterial.

(iii) Karachaganak. On December 14, 2011, the international companies operating the Karachaganak field, including Eni which co-operates the field, and the Republic of Kazakhstan signed a settlement agreement of a contractual claim on cost recovery, including certain tax disputes. In particular, the Kazakh Tax Authorities claimed that Agip Karachaganak BV and Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, omitted payment of income taxes and other tax items for the period 2000-2009. Then, Kazakh Authorities notified a claim on the recovery of expenditures incurred by the operating company in the period 2003-2009. The agreement became effective on June 28, 2012.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each Country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the exploration and development activities and it is entitled to the productions realized. In Production Sharing Agreement and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recovery of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, all non-removable assets are transferred to the grantor of the concession. Assets under concessions relating to natural gas storage in Italy and to the gas distribution of the Gas & Power segment pertained to Snam Group that was deconsolidated following the sale of control.

Environmental regulations
Risks associated with the footprint of Eni’s activities on the environment, health and safety are described in "Financial Review", paragraph "Risk factors and uncertainties". In the future, Eni will sustain significant expenses in relation to compliance with environmental, health and safety laws and regulations and for reclaiming, safety and remediation works of areas previously used for industrial production and dismantled sites. In particular, regarding the environmental risk, management does not currently expect any material adverse effect upon Eni’s consolidated financial statements, taking account of ongoing remedial actions, existing insurance policies and the environmental risk provision accrued in the consolidated financial statements. However, management believes that it is possible that Eni may incur material losses and liabilities in future years in connection with environmental matters due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys and the other possible effects of statements required by Legislative Decree No. 152/2006 of the Ministry for the Environment; (iii) new developments in environmental regulation; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
Legislative Decree No. 216 of April 4, 2006 implemented the Emission Trading Directive 2003/87/EC concerning greenhouse gas emissions and Directive 2004/101/EC concerning the use of carbon credits deriving from projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol. This European emission trading scheme has been in force since January 1, 2005, and on this matter, on November 27, 2008, the National Committee for Emissions Trading Scheme (Ministry for the Environment-Mse) published the Resolution No. 20/2008 defining emission permits for the 2008-2012 period. Eni was assigned permits corresponding to 122.9 mmtonnes of carbon dioxide (of which, 24.9 in 2008, 24.9 in 2009, 24.6 in 2010, 24.4 in 2011, 24.1 in 2012) and in addition to approximately 3.3 million of permits expected to be assigned with respect to new plants in the five-year period 2008-2012. Emission quotas of new plants include only those physically assigned and recorded in the emissions registry. Emissions of carbon dioxide from Eni’s plants were lower than permits assigned in 2012. Against emissions of carbon dioxide amounted to approximately 22.1 mmtonnes, emission permits amounting to 25.0 million tonnes were assigned (including the permits assigned with respect to new plants), determining a 2.9 mmtonnes surplus not recognized as asset in the balance sheet.

35 Revenues

Net sales from operations

(euro million)	2010	2011	2012

Net sales from operations	96,958	107,248	126,482
Change in contract work in progress	(341)	442	738
	96,617	107,690	127,220

Net sales from operations were stated net of the following items:

(euro million)	2010	2011	2012

Excise taxes	11,785	11,863	13,308
Exchanges of oil sales (excluding excise taxes)	1,868	2,470	2,177
Services billed to joint venture partners	2,996	3,375	4,422
Sales to service station managers for sales billed to holders of credit cards	2,150	1,810	2,010
Exchanges of other products	79	9
	18,878	19,527	21,917

Net sales from operations of euro 126,482 million included revenues recognized in connection with contract works in the Engineering & Construction segment for euro 10,914 million (euro 8,779 million and euro 10,510 million in 2010 and 2011, respectively).

Net sales from operations by industry segment and geographic area of destination are disclosed in note 41 – Information by industry segment and geographic financial information.

Net sales from operations with related parties are disclosed in note 42 – Transactions with related parties.

Other income and revenues

(euro million)	2010	2011	2012

Gains from sale of assets	262	97	701
Lease and rental income	83	96	94
Contract penalties and other trade revenues	43	21	69
Gains on price adjustments under overlifting/underlifting transactions	50	99	67
Compensation for damages	46	66	56
Other proceeds (*)	483	547	559
	967	926	1,546

(*)	Each individual amount included herein was lower than euro 50 million.

Gains from the sale of assets of euro 701 million included euro 678 million of gains relating to the Exploration & Production segment.

Other income and revenues with related parties are disclosed in note 42 – Transactions with related parties.

36 Operating expenses

Purchase, services and other

(euro million)	2010	2011	2012

Production costs - raw, ancillary and consumable materials and goods	48,407	60,826	74,767
Production costs - services	14,939	13,551	15,354
Operating leases and other	2,997	3,045	3,434
Net provisions for contingencies	1,401	527	871
Other expenses	1,252	1,140	1,342
	68,996	79,089	95,768
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(159)	(226)	(326)
- capitalized direct costs associated with self-constructed assets - intangible assets	(63)	(68)	(79)
	68,774	78,795	95,363

Services included brokerage fees related to the Engineering & Construction segment for euro 6 million (euro 26 million and euro 12 million in 2010 and 2011, respectively).

Costs incurred in connection with research and development activity recognized in profit and loss amounted to euro 211 million (euro 218 million and euro 190 million in 2010 and 2011, respectively) as they did not meet the requirements to be recognized as long-lived assets.

Operating leases and other comprised operating leases for euro 1,432 million (euro 1,388 million and euro 1,295 million in 2010 and 2011, respectively) and royalties on the extraction of hydrocarbons for euro 1,555 million (euro 1,214 million and euro 1,295 million in 2010 and 2011, respectively).

Other expenses of euro 1,342 million included losses on disposal of tangible and intangible assets for euro 158 million.

Future minimum lease payments expected to be paid under non-cancelable operating leases are provided below:

(euro million)	2010	2011	2012

To be paid within 1 year	1,022	838	722
Between 2 and 5 years	2,276	1,380	1,289
Beyond 5 years	751	254	560
	4,049	2,472	2,571

Operating leases primarily regarded drilling rigs, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which may limit the ability of Eni to pay dividends, use assets or take on new borrowings.

Risk provisions net of reversal of unused provisions amounted to euro 871 million (euro 1,401 million and euro 527 million in 2010 and 2011, respectively) and mainly related to price revisions at certain gas purchase and sale long-term contracts also subjected to arbitration procedures of euro 496 million (net reversals of euro 182 million in 2010 and net provisions of euro 144 million in 2011) and environmental liabilities amounting to euro 67 million (net provisions of euro 1,344 million and euro 174 million in 2010 and 2011, respectively). More information is provided in note 27 – Provisions for contingencies.

Payroll and related costs

(euro million)	2010	2011	2012

Wages and salaries	3,299	3,435	3,886
Social security contributions	631	675	674
Cost related to employee benefits plans	154	148	148
Other costs	557	334	187
	4,641	4,592	4,895
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(168)	(144)	(182)
- capitalized direct costs associated with self-constructed assets - intangible assets	(45)	(44)	(55)
	4,428	4,404	4,658

Other costs of euro 187 million (euro 557 million and euro 334 million in 2010 and 2011, respectively) comprised costs for defined contribution plans of euro 100 million (euro 95 million and euro 94 million in 2010 and 2011, respectively) and provisions for redundancy incentives of euro 64 million (euro 400 million and euro 203 million in 2010 and 2011, respectively).

Cost related to employee benefit plans are described in note 28 – Provisions for employee benefits.

Average number of employees
The Group average number and break-down of employees by category is reported below:

(number)	2010	2011	2012

Senior managers	1,446	1,461	1,471
Junior managers	12,616	12,796	12,976
Employees	34,265	35,309	37,258
Workers	24,288	23,605	23,501
	72,615	73,171	75,206

The average number of employees was calculated as average between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign subsidiaries, whose responsibility and position are comparable to those of a senior manager.

Stock-based compensation
In 2009, Eni terminated any stock-based incentive schemes. Information provided below is about the residual activity of past stock incentive schemes.

Stock options plans outstanding as of December 31, 2012 entitled Eni’s Group companies top managers and managers with strategic responsibilities (excluding Group listed subsidiaries) to no consideration grants to purchase treasury shares with a 1 to 1 ratio. The strike price was determined as arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding the grant date or the average carrying amount of treasury shares as of the day preceding the grant, if greater.

At December 31, 2012, 8,259,520 options were outstanding for the purchase of 8,259,520 Eni ordinary shares (no par value). The break-down of outstanding options was the following:

Rights outstanding as of Dec. 31, 2012 (number)	Weighted-average strike price of rights outstanding as of Dec. 31, 2012 (euro)

Stock option plan 2005	3,281,500	22.514
Stock option plan 2007	1,707,720	27.451
Stock option plan 2008	3,270,300	22.540
	8,259,520

At December 31, 2012, the residual life of the stock option plans were 7 months for the 2005 plan, 7 months for the 2007 plan and 1 year and 7 months for the 2008 plan.

The scheme evolution is provided below:

2010	2011	2012

Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)

Rights outstanding as of January 1	19,482,330	23.576	17.811	15,737,120	23.005	16.398	11,873,205	23.101	15.941
Rights exercised in the period	(88,500)	14.941	16.048	(208,900)	14.333	16.623	(93,000)	16.576	16.873
Rights cancelled in the period	(3,656,710)	26.242	16.918	(3,655,015)	23.187	17.474	(3,520,685)	22.233	16.637
Rights outstanding as of December 31	15,737,120	23.005	16.398	11,873,205	23.101	15.941	8,259,520	23.545	18.457
of which exercisable as of December 31	8,896,125	23.362	16.398	11,863,335	23.101	15.941	8,243,205	23.544	18.457

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock option assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; and (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock at the beginning and end of the year is the price recorded at December 31.

The fair value of stock options granted during the year 2005 was euro 3.33 per share. For 2007 and 2008 the average fair value weighted with the number of options granted was euro 2.98 and euro 2.60 per share, respectively.

The fair value was determined by applying the following assumptions:

2005	2007	2008

Risk-free interest rate	(%)	2.5	4.7	4.9
Expected life	(years)	8	6	6
Expected volatility	(%)	21.0	16.3	19.2
Expected dividends	(%)	4.0	4.9	6.1

Costs of the year related to stock option plans amounted to euro 12 million and euro 3 million in 2010 and 2011, respectively, and no costs in 2012.

Compensation of key management personnel
Compensation of personnel holding key positions in planning, directing and controlling the Eni Group subsidiaries, including executive and non-executive officers, general managers and managers with strategic responsibilities in office at end of each year amounted (including contributions and ancillary costs) to euro 33 million, euro 34 million and euro 33 million for 2010, 2011 and 2012, respectively, and consisted of the following:

(euro million)	2010	2011	2012

Wages and salaries	20	21	21
Post-employment benefits	1	1	1
Other long-term benefits	10	10	11
Indemnities upon termination of employment		2
Stock options	2
	33	34	33

Compensation of Directors and Statutory Auditors
Compensation of Directors amounted to euro 9.7 million, euro 8.4 million and euro 13.2 million for 2010, 2011 and 2012, respectively. Compensation of Statutory Auditors amounted to euro 0.511 million, euro 0.513 million and euro 0.467 million in 2010, 2011 and 2012, respectively.

Compensations included emoluments and social security benefits due for the office as director or statutory auditor held at the parent company Eni SpA or other Group subsidiaries, which was recognized as cost to the Group, even if not subjected to personal income tax.

Other operating income (loss)

(euro million)	2010	2011	2012

Net gains (losses) on non-hedging and trading derivatives	118	188	(153)
Net gains (losses) on fair value hedging derivatives			(4)
Net gains (losses) on cash flow hedging derivatives	13	(17)	(1)
	131	171	(158)

Net losses on trading and non-hedging derivatives related to: (i) gains and losses on fair value measurement and settlement of commodity derivatives entered into by the Gas & Power segment to optimize commercial margins and by Eni Trading & Shipping SpA for trading activities (net loss of euro 13 million); (ii) gains and losses on fair value measurement and settlement of commodity derivatives which could not be elected for hedge accounting under IFRS because they related to net exposure to commodity risk (net loss of euro 141 million); and (iii) fair value evaluation at certain derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment (net gain of euro 1 million).

Net losses on fair value hedging derivatives related to hedging operations entered into during the 2012 for the pricing of future oil purchase and sale contracts.

Net losses on cash flow hedging derivatives related to the ineffective portion of the hedging relationship which was recognized through profit and loss in the Gas & Power segment.

Operating costs are disclosed in note 42 – Transactions with related parties.

Depreciation, depletion, amortization and impairments

(euro million)	2010	2011	2012

Depreciation, depletion and amortization:
- tangible assets	6,775	6,178	7,335
- intangible assets	1,572	1,582	2,208
	8,347	7,760	9,543
Impairments:
- tangible assets	257	891	1,609
- intangible assets	431	154	2,417
	688	1,045	4,026
less:
- reversal of impairments - tangible assets		(15)	(3)
- capitalized direct costs associated with self-constructed assets - tangible assets	(2)	(3)	(1)
- capitalized direct costs associated with self-constructed assets - intangible assets	(2)	(2)	(4)
	9,031	8,785	13,561

Depreciation, depletion, amortization and impairments by industry segment are disclosed in note 41 – Information by industry segment and geographic financial information.

37 Finance income (expense)

(euro million)	2010	2011	2012

Finance income (expense)
Finance income	6,109	6,376	7,218
Finance expense	(6,727)	(7,410)	(8,274)
	(618)	(1,034)	(1,056)
Gain (loss) on derivative financial instruments	(131)	(112)	(251)
	(749)	(1,146)	(1,307)

The break-down by lenders or type of net finance gains or losses is provided below:

(euro million)	2010	2011	2012

Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(551)	(610)	(729)
Interest due to banks and other financial institutions	(214)	(312)	(251)
Interest from banks	17	22	27
Interest and other income on financing receivables and securities held for non-operating purposes	18	19	24
	(730)	(881)	(929)
Exchange differences
Positive exchange differences	5,897	6,191	7,010
Negative exchange differences	(5,805)	(6,302)	(6,879)
	92	(111)	131
Other finance income (expense)
Capitalized finance expense	150	112	150
Interest and other income on financing receivables and securities held for operating purposes	73	75	69
Finance expense due to passage of time (accretion discount) (a)	(236)	(235)	(308)
Other finance income (expense), net	33	6	(169)
	20	(42)	(258)
	(618)	(1,034)	(1,056)

(a)	The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Derivative financial instruments consisted of the following:

(euro million)	2010	2011	2012

Derivatives on exchange rate	(111)	29	(137)
Derivatives on interest rate	(39)	(141)	(88)
Options	19		(26)
	(131)	(112)	(251)

Net losses from derivatives of euro 251 million (a net loss of euro 131 million and euro 112 million in 2010 and 2011, respectively) were recognized in connection with fair value valuation of certain derivatives which lacked the formal criteria to be treated in accordance with hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. Exchange rate derivatives were entered into in order to manage exposures to foreign currency exchange rates arising from the pricing formulas of commodities in the Gas & Power segment. The lack of formal requirements to qualify these derivatives as hedges under IFRS also entailed the recognition in profit or loss of currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments. Loss on options of euro 26 million related to the measurement at fair value of the options embedded in the bonds convertible into ordinary shares of Galp Energia SGPS SA (more information is provided in note 26 – Long-term debt and current maturities of long-term debt).

More information is provided in note 42 – Transactions with related parties.

38 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(euro million)	2010	2011	2012

Share of profit of equity-accounted investments	673	634	526
Share of loss of equity-accounted investments	(149)	(106)	(233)
Decreases (increases) in the provision for losses on investments	(31)	(28)	(15)
	493	500	278

More information is provided in note 17 – Equity-accounted investments.

Share of profit (loss) of equity-accounted investments by industry segment is disclosed in note 41 – Information by industry segment and geographic financial information.

Other gain (loss) from investments

(euro million)	2010	2011	2012

Dividends	264	659	431
Gains on disposals, net	332	1,121	349
Other income (expense), net	23	(157)	1,823
	619	1,623	2,603

Dividend income for euro 431 million primarily related to the Nigeria LNG Ltd (euro 331 million).

Net gains on disposals for 2012 amounted to euro 349 million and related for euro 311 million to Galp Energia SGPS SA as Eni divested 5% of the share capital of the investee to Amorim Energia BV and a further 4% through an accelerated book-building procedure to institutional investors. Net gains on disposals for 2011 amounted to euro 1,121 million and pertained to the divestment of the 100% interest in Eni Gas Transport International SA (euro 647 million), the 89% interest (entire stake own) in Trans Austria Gasleitung GmbH (euro 338 million), the 100% interest in Gas Brasiliano Distribuidora SA (euro 50 million) and the 46% interest (entire stake own) in Transitgas AG (euro 34 million). Gains on disposals for 2010 of euro 332 million essentially pertained to the divestment of the 100% interest in Società Padana Energia SpA (euro 169 million), the 25% stake in GreenStream BV (euro 93 million) and the 100% interest in Distri RE SA (euro 47 million).

In 2012, other net income of euro 1,823 million included: (i) an extraordinary income of euro 835 million recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder subscribed its share by contributing a cash amount fairly in excess of the net book value of the interest acquired; (ii) a revaluation gain of euro 865 million of the interest in Galp Energia SGPS SA (28.34%) measured at fair value at the price current at the date when Eni ceased to retain a significant influence over the investee and a gain on the re-measurement at market fair value at the balance sheet date of euro 65 million of part of residual interest in Galp Energia SGPS SA (8%) which was underlying a convertible bond based on the fair value option provided by IAS 39; and (iii) the re-measurement at market fair value at the balance sheet date of 288.7 million shares of Snam SpA underlying a convertible bond issued on January 15, 2013 for which was applied the fair value option (income for euro 6 million). In 2011, other net expense of euro 157 million included the full write down of the book value of the Ceska Rafinerska AS due to management’s expectations of incurring future losses driven by a negative outlook in the refining segment (euro 157 million).

39 Income taxes

(euro million)	2010	2011	2012

Current taxes:
- Italian subsidiaries	696	620	755
- foreign subsidiaries of the Exploration & Production segment	7,893	8,286	10,214
- foreign subsidiaries	521	635	455
	9,110	9,541	11,424
Net deferred taxes:
- Italian subsidiaries	(431)	(418)	376
- foreign subsidiaries of the Exploration & Production segment	(97)	936	127
- foreign subsidiaries	(1)	(156)	(268)
	(529)	362	235
	8,581	9,903	11,659

Income taxes currently payable by Italian subsidiaries amounted to euro 755 million and were in respect of the Italian corporate taxation (Ires for euro 525 million and Irap for euro 142 million) and foreign taxes on the share of profit earned outside Italy for euro 88 million.

The effective tax rate was 70.2% (54.2% and 55.7% in 2010 and 2011, respectively) compared with a statutory tax rate of 43.9% (39.6% and 43.1% in 2010 and 2011, respectively). This was calculated by applying the Italian statutory tax rate on corporate profit of 38.0%19 and a 3.9% corporate tax rate applicable to the net value of production as provided for by Italian laws.

The difference between the statutory and effective tax rate was due to the following factors:

(%)	2010	2011	2012

Statutory tax rate	39.6	43.1	43.9
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	15.6	12.7	16.9
- impact pursuant to the write down of deferred tax assets of Italian subsidiaries			7.7
- impact pursuant to the Italian Windfall Corporate tax as per Law No. 7/2009	1.5	1.0	1.5
- permanent differences and other adjustments	(2.5)	(1.1)	0.2
	14.6	12.6	26.3
	54.2	55.7	70.2

The increased tax rate at foreign subsidiaries primarily related to 17.8 percentage points increase in the Exploration & Production segment (16.8 and 17.2 percentage points in 2010 and 2011, respectively).

A write down of deferred tax assets impacted the Group tax rate by 7.7 percentage points and was recorded by the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes. Such write down reflected a lower likelihood that those deferred tax assets can be recovered in future periods due to an expected reduction in taxable income generated in Italy, and as Eni has lost the availability of Snam taxable profit against which Italian tax assets can be utilized following the deconsolidation of Snam.

In 2012, the increase in permanent differences and other adjustments of 0.2 percentage points comprised an effect of 3.3 percentage points due to a non-deductible impairment of the goodwill allocated to the European gas market CGU and a negative effect of 4.5 percentage points due to non-taxable gains on the sale and revaluation relating to the transactions at Galp Energia SGPS SA. In 2011, the decrease for permanent differences and other adjustments of 1.1 percentage points were due to a non-deductible provision accrued to reflect the expected loss deriving from an antitrust proceeding in the European sector of rubbers (0.2 percentage points). In 2010, the

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

decrease for permanent differences and other adjustments of 2.5 percentage points was due to a gain which was excluded from taxable profit relating a favorable outcome of an antitrust proceeding of 0.7 percentage points.

Income tax expense related to discontinued operations, included in the item "Net profit (loss)" of the profit and loss account, consisted of the following:

(euro million)	2010	2011	2012

Current taxes:
- Italian subsidiaries	619	788	489
	619	788	489
Net deferred taxes:
- Italian subsidiaries	(43)	(17)	124
	(43)	(17)	124
	576	771	613

Discontinued operations are disclosed in note 31 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.

40 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

The average number of ordinary shares used for the calculation of the basic earnings per share outstanding at December 31, 2010, 2011 and 2012, was 3,622,454,738, 3,622,616,182 and 3,622,764,007, respectively.

Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of shares fully-diluted including shares outstanding in the year including the number of potential shares outstanding in connection with stock-based compensation plans.

At December 31, 2010, 2011 and 2012 the number of potential shares outstanding related to stock options plans. The average number of fully-diluted shares used in the calculation of diluted earnings was 3,622,469,713, 3,622,616,182 and 3,622,764,007 for the years ending December 31, 2010, 2011 and 2012, respectively.

Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

2010	2011	2012

Average number of shares used for the calculation of the basic earnings per share		3,622,454,738	3,622,616,182	3,622,764,007
Number of potential shares following stock options plans		14,975
Average number of shares used for the calculation of the diluted earnings per share		3,622,469,713	3,622,616,182	3,622,764,007
Eni’s net profit	(euro million)	6,318	6,860	7,788
Basic earning per share	(euro per share)	1.74	1.89	2.15
Diluted earning per share	(euro per share)	1.74	1.89	2.15
Eni’s net profit - Continuing operations	(euro million)	6,252	6,902	4,198
Basic earning per share	(euro per share)	1.72	1.90	1.16
Diluted earning per share	(euro per share)	1.72	1.90	1.16
Eni’s net profit - Discontinued operations	(euro million)	66	(42)	3,590
Basic earning per share	(euro per share)	0.02	(0.01)	0.99
Diluted earning per share	(euro per share)	0.02	(0.01)	0.99

41 Information by industry segment and geographic financial information

Information by industry segment

Other activities (d)	Discontinued operations (d)

(euro million)	Exploration & Production	Gas & Power (d)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Others	Intragroup profits	Total	Snam	Intragroup eliminations	Continuing operations

2010
Net sales from operations (a)	29,497	27,806	43,190	6,141	10,581	1,386	3,526	105	100
Less: intersegment sales	(16,550)	(969)	(1,345)	(243)	(1,802)	(1,255)	(1,620)	(25)
Net sales to customers	12,947	26,837	41,845	5,898	8,779	131	1,906	80	100	98,523	(1,906)		96,617
Operating profit	13,866	896	149	(86)	1,302	(361)	2,000	(1,384)	(271)	16,111	(2,000)	1,371	15,482
Net provisions for contingencies	33	(64)	199	2	35	50	6	1,146		1,407	(6)		1,401
Depreciation, depletion, amortization and impairments	7,051	851	409	135	516	79	548	10	(20)	9,579	(548)		9,031
Share of profit (loss) of equity-accounted investments	92	344	68	1		(10)	44	(2)		537	(44)		493
Identifiable assets (b)	49,573	18,300	14,356	3,076	12,715	754	16,643	362	(917)	114,862
Unallocated assets										16,998
Equity-accounted investments	1,974	1,988	1,058	30	174	8	382	54		5,668
Identifiable liabilities (c)	12,330	7,593	6,197	874	5,760	1,307	2,455	2,898	(101)	39,313
Unallocated liabilities										36,819
Capital expenditures	9,690	265	711	251	1,552	109	1,420	22	(150)	13,870
2011
Net sales from operations (a)	29,121	33,093	51,219	6,491	11,834	1,365	3,591	85	(54)
Less: intersegment sales	(18,444)	(1,344)	(2,791)	(289)	(1,324)	(1,249)	(1,692)	(23)
Net sales to customers	10,677	31,749	48,428	6,202	10,510	116	1,899	62	(54)	109,589	(1,899)		107,690
Operating profit	15,887	(326)	(273)	(424)	1,422	(319)	2,084	(427)	(189)	17,435	(2,084)	1,452	16,803
Net provisions for contingencies	53	113	57	11	79	13	24	201		551	(24)		527
Depreciation, depletion, amortization and impairments	6,440	567	839	250	631	75	533	6	(23)	9,318	(533)		8,785
Share of profit (loss) of equity-accounted investments	119	232	100		95	(1)	44	(45)		544	(44)		500
Identifiable assets (b)	56,139	18,708	15,031	3,066	13,521	810	17,649	378	(1,060)	124,242
Unallocated assets										18,703
Equity-accounted investments	2,317	1,990	890	38	179	7	385	37		5,843
Identifiable liabilities (c)	13,844	8,428	5,972	761	5,437	1,095	2,465	3,020	(54)	40,968
Unallocated liabilities										41,584
Capital expenditures	9,435	192	866	216	1,090	128	1,529	10	(28)	13,438
2012
Net sales from operations (a)	35,881	36,200	62,656	6,418	12,771	1,369	2,646	119	(75)
Less: intersegment sales	(20,322)	(2,031)	(2,966)	(411)	(1,107)	(1,242)	(1,274)	(40)
Net sales to customers	15,559	34,169	59,690	6,007	11,664	127	1,372	79	(75)	128,592	(1,372)		127,220
Operating profit	18,451	(3,221)	(1,303)	(683)	1,433	(345)	1,676	(302)	208	15,914	(1,676)	788	15,026
Net provisions for contingencies	41	471	93	22	36	140	72	68		943	(72)		871
Depreciation, depletion, amortization and impairments	8,535	2,899	1,174	202	708	65	284	3	(25)	13,845	(284)		13,561
Share of profit (loss) of equity-accounted investments	39	144	40	2	55	(1)	38	(1)		316	(38)		278
Identifiable assets (b)	59,128	19,736	14,818	3,151	14,430	966		474	(776)	111,927
Unallocated assets										27,714
Equity-accounted investments	2,162	1,550	274	50	187	6		36		4,265
Identifiable liabilities (c)	15,921	10,195	6,203	733	5,169	1,161		2,946	21	42,349
Unallocated liabilities										34,579
Capital expenditures	10,307	225	842	172	1,011	152	756	14	38	13,517

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly associated with the generation of operating profit.
(c)	Includes liabilities directly associated with the generation of operating profit.
(d)	The results of Snam has been reclassified from the "Gas & Power" segment to the "Other activities" segment and presented in the discontinued operations.

Environmental provisions incurred by Eni SpA due to intercompany guarantees on behalf of Syndial have been reported within the segment reporting unit "Other activities".

Intersegment revenues are conducted on arm’s length basis.

Geographic financial information

Identifiable assets and investments by geographic area of origin

(euro million)	Italy	Other European Union	Rest of Europe	Americas	Asia	Africa	Other areas	Total

2010
Identifiable assets (a)	45,342	16,322	5,091	6,837	12,459	27,322	1,489	114,862
Capital expenditures	3,044	1,710	724	1,156	1,941	5,083	212	13,870
2011
Identifiable assets (a)	47,908	16,196	6,763	7,465	14,077	29,942	1,891	124,242
Capital expenditures	3,587	1,337	1,174	978	1,608	4,369	385	13,438
2012
Identifiable assets (a)	31,406	15,013	10,479	7,167	14,828	31,224	1,810	111,927
Capital expenditures	2,886	1,255	1,630	1,184	1,663	4,725	174	13,517

(a)	Includes assets directly associated with the generation of operating profit.

Sales from operations by geographic area of destination

(euro million)	2010	2011	2012

Italy	45,896	31,906	33,998
Other European Union	21,125	35,536	35,578
Rest of Europe	4,172	7,537	9,940
Americas	6,282	9,612	15,282
Asia	5,785	10,258	16,394
Africa	13,068	11,333	14,681
Other areas	289	1,508	1,347
	96,617	107,690	127,220

42 Transactions with related parties

In the course of 2012, Eni finalized a single transaction of major importance with related parties, as defined by Eni’s internal procedure and in application of the Consob Regulation No. 17221 of March 12, 2010, later modified by Decision No. 17389 of June 2010. Such transaction referred to the sale of 30% less one share of the outstanding shares of Snam SpA to Cassa Depositi e Prestiti SpA formalized on October 15, 2012. Complete information about the transaction is disclosed in the Information Statement, published on June 6, 2012 (and available at the Eni website eni.com) in application of the Consob Regulation No. 11971 of May 14, 1999 and later additions and modifications. More information is disclosed in note 17 – Investments.

In the ordinary course of its business Eni enters into transactions regarding:
(a)	exchanges of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b)	exchanges of goods and provision of services with entities controlled by the Italian Government; and
(c)	contributions to Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level. Transactions with Enrico Mattei Foundation were not material.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on an arm’s length basis.

Related-party trade and other transactions
Trade and other transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities controlled by the Italian Government in the 2010, 2011 and 2012, respectively, consisted of the following:

2010 (euro million)	Dec. 31, 2010	2010

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Continuing operations
Joint ventures and associates
ACAM Clienti SpA	14	2		1	5		56
Agiba Petroleum Co	2	5			95
Azienda Energia e Servizi Torino SpA	1	65			78
Bayernoil Raffineriegesellschaft mbH		32	1	19	51		2
Blue Stream Pipeline Co BV	13	14	37		152			2
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	20						121
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	28	12	6,054		5			37
CEPAV (Consorzio Eni per l’Alta Velocità) Due	6	3	76		3			6
Eni Gas & Power France SA (former Altergaz SA)							262
GasVersorgung Süddeutschland GmbH	3						62
GreenStream BV	4	13			95		1	2
Karachaganak Petroleum Operating BV	39	253		821	346	28	8	7
KWANDA - Suporte Logistico Lda	51	1						17
Mellitah Oil & Gas BV	30	137			225			33
Petrobel Belayim Petroleum Co	8	34			714			3	2
Raffineria di Milazzo ScpA	21	20			266		157	7	1
Rosa GmbH	7						50
Saipon Snc	2		53					29
Super Octanos CA		23		58			2
Supermetanol CA		13		57					1
Trans Austria Gasleitung GmbH	8	69		32	149		1	37
Transitgas AG		8			70
Unión Fenosa Gas SA	11		58				60		1
Other (*)	138	51	11	27	232	50	35	86	11
	406	755	6,290	1,015	2,486	78	817	266	16
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	177	285		2	894	5		917	7
Eni BTC Ltd			152
Other (*)	22	22	3	4	48	2	5	23	4
	199	307	155	6	942	7	5	940	11
	605	1,062	6,445	1,021	3,428	85	822	1,206	27
Entities controlled by the Government
Gruppo Enel	83	44		20	316	1	124	114
Gruppo Finmeccanica	44	44		50	36		22	9
GSE - Gestore Servizi Energetici	94	104		466		81	462	16		3
Gruppo Terna	35	41		115	71	31	55	28	9	38
Other (*)	62	44			74	2	44	3	21
	318	277		651	497	115	707	170	30	41
	923	1,339	6,445	1,672	3,925	200	1,529	1,376	57	41
Discontinued operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA								1
Other (*)								5	1
								6	1
Entities controlled by the Government
Gruppo Enel					2		4	357
Gruppo Finmeccanica					1
Other (*)						2		2
					3	2	4	359
					3	2	4	365	1
	923	1,339	6,445	1,672	3,928	202	1,533	1,741	58	41

(*)	Each individual amount included herein was lower than euro 50 million.

2011 (euro million)	Dec. 31, 2011	2011

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Continuing operations
Joint ventures and associates
ACAM Clienti SpA	14		2		6		60
Agiba Petroleum Co	3	5			86
Azienda Energia e Servizi Torino SpA	1	63			43
Bayernoil Raffineriegesellschaft mbH		33	1	25	59		2
Blue Stream Pipeline Co BV	8	12			146			2
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	16						147
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	42	10	6,074		4			21
CEPAV (Consorzio Eni per l’Alta Velocità) Due	24	91			84			38
GasVersorgung Süddeutschland GmbH	29						201
Gaz de Bordeaux SAS	11						69
Karachaganak Petroleum Operating BV	38	205		1,108	256	23	8	5
KWANDA - Suporte Logistico Lda	54	2			2			13
Mellitah Oil & Gas BV	28	141			71			3
Petrobel Belayim Petroleum Co	25	46			576			69
Petromar Lda	74	6	57		7			68
Raffineria di Milazzo ScpA	29	31			322		232	16	1
Saipon Snc	21		48					5
Super Octanos CA	6	35		58				7	1
Supermetanol CA		10		72					1
Trans Austria Gasleitung GmbH				33	160		3	54
Unión Fenosa Gas SA			58				130		1
Other (*)	181	100	3	37	310	70	131	89	7
	604	790	6,243	1,333	2,132	93	983	390	11
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	149	238			781	7		1,182	7
Eni BTC Ltd			157
Other (*)	53	68	6	11	51	3	11	11	8
	202	306	163	11	832	10	11	1,193	15
	806	1,096	6,406	1,344	2,964	103	994	1,583	26
Entities controlled by the Government
Gruppo Enel	83	48		5	429	1	33	85
Gruppo Finmeccanica	48	51		14	53		22	12
GSE - Gestore Servizi Energetici	149	158		615		54	607	10
Gruppo Terna	19	52		119	110	23	56	26	11	32
Other (*)	61	41		1	77	1	49		4
	360	350		754	669	79	767	133	15	32
	1,166	1,446	6,406	2,098	3,633	182	1,761	1,716	41	32
Discontinued operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA								1
Other (*)					1			4	1
					1			5	1
Entities controlled by the Government
Gruppo Enel						1		397	1
Gruppo Finmeccanica					1
Other (*)						4		3
					1	5		400	1
					2	5		405	2
	1,166	1,446	6,406	2,098	3,635	187	1,761	2,121	43	32

(*)	Each individual amount included herein was lower than euro 50 million.

2012 (euro million)	Dec. 31, 2012	2012

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Continuing operations
Joint ventures and associates
ACAM Clienti SpA	19	1	2				65	1
Agiba Petroleum Co	3	67			96
Azienda Energia e Servizi Torino SpA					86
Bayernoil Raffineriegesellschaft mbH		38	2	30	56		1
Blue Stream Pipeline Co BV	3	11			155			1
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	9						84
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	66	19	6,122		5			16
CEPAV (Consorzio Eni per l’Alta Velocità) Due	51	51			51			85
EnBW Eni Verwaltungsgesellschaft mbH	60						287
Gaz de Bordeaux SAS							56
GreenStream BV	9	21			121	1		1
InAgip doo	54	10			24		53	1
Karachaganak Petroleum Operating BV	28	56		1,331	244	14	5	8
KWANDA - Suporte Logistico Lda	54	1			2			7
Mellitah Oil & Gas BV	7	47			166		5	12
Petrobel Belayim Petroleum Co	31	328			585			79
Raffineria di Milazzo ScpA	20	9			365	4	218	7	1
Saipon Snc	112		42					25
Supermetanol CA		16		74					1
Toscana Energia SpA					86				1
Unión Fenosa Gas SA	2	3	57			6	120		1
Other (*)	155	30	47	15	145	8	149	100	5
	683	708	6,272	1,450	2,187	33	1,043	343	9
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	236	172			605	2		1,064	5
Eni BTC Ltd			154
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	54	3						7	7
Other (*)	14	59	6	7	50	4	17	3	7
	304	234	160	7	655	6	17	1,074	19
	987	942	6,432	1,457	2,842	39	1,060	1,417	28
Entities controlled by the Government
Gruppo Enel	16	8		4	554		55	90	1	(7)
Gruppo Finmeccanica	30	50		14	70		17	1
Gruppo Snam	182	482	46	13	558	2	102	26	1
GSE - Gestore Servizi Energetici	86	66		627		58	777	18	12
Gruppo Terna	47	61		166	126	12	95	67	14	17
Other (*)	42	29			59	24	57	1
	403	696	46	824	1,367	96	1,103	203	28	10
	1,390	1,638	6,478	2,281	4,209	135	2,163	1,620	56	10
Discontinued operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA								1	1
Toscana Energia SpA								1
Other (*)								1
								3	1
Entities controlled by the Government
Gruppo Enel					87			295
Other (*)						1		3	1
					87	1		298	1
					87	1		301	2
	1,390	1,638	6,478	2,281	4,296	136	2,163	1,921	58	10

(*)	Each individual amount included herein was lower than euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
•	sale of natural gas and electricity to ACAM Clienti SpA;
•	sale of natural gas to EnBW Eni Verwaltungsgesellschaft mbH and Gaz de Bordeaux SAS;

•	provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only for Karachaganak Petroleum Operating BV, purchase of oil products and to Agip Kazakhstan North Caspian Operating Co NV, provisions of services by the Engineering & Construction segment; services charged to Eni’s associates are invoiced on the basis of incurred costs;
•	gas and electricity transportation and distribution services from Azienda Energia e Servizi Torino SpA and Toscana Energia SpA;
•	payments of refining services to Bayernoil Raffineriegesellschaft mbH and Raffineria di Milazzo ScpA in relation to incurred costs;
•	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and GreenStream BV;
•	supply of oil products to Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;
•	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno and related guarantees;
•	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Verona with CEPAV (Consorzio Eni per l’Alta Velocità) Due;
•	transactions with InAgip doo related to the redetermination of the interest in an offshore field located in the Adriatic Sea;
•	guarantees issued on behalf Saipon Snc in relation to contractual commitments related to the execution of project planning and realization;
•	planning, construction and technical assistance to support by KWANDA - Suporte Logistico Lda;
•	acquisition of petrochemical products from Supermetanol CA on the basis of prices referred to the quotations on international markets of the main products;
•	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;
•	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd; and
•	services for the environmental restoration to Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:
•	sales and transportation services of natural gas, the sale of fuel oil and the sale and purchase of electricity, the acquisition of electricity transmission service and the fair value of derivative financial instruments with Gruppo Enel;
•	a long-term contract for the maintenance at the Group’s combined-cycle power plants with Gruppo Finmeccanica;
•	acquisition of natural gas transportation, distribution and storage services from Gruppo Snam on the basis of tariffs set by the Authority for Electricity and Gas;
•	gas transportation and distribution services from Gruppo Snam on the basis of tariffs set by the Authority for Electricity and Gas;
•	supply of natural gas to Gruppo Snam on the basis of prices referred to the quotations of the main energy commodities, as they would be conducted on an arm’s length basis;
•	sale and purchase of electricity and green certificates with GSE - Gestore Servizi Energetici; and
•	sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in prices of electricity related to sale/purchase transactions with Gruppo Terna.

Related-party financing transactions
Financing transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities controlled by the Government in the 2010, 2011 and 2012, respectively, consisted of the following:

2010 (euro million)	Dec. 31, 2010	2010

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments

Joint ventures and associates
Artic Russia BV	104	3		1
Bayernoil Raffineriegesellschaft mbH	119
Blue Stream Pipeline Co BV		8	648	9
GreenStream BV	459	2		19
Raffineria di Milazzo ScpA			120
Trans Austria Gasleitung GmbH	144			6
Transmediterranean Pipeline Co Ltd	141			5
Other (*)	105	75	24
	1,072	88	792	40
Unconsolidated entities controlled by Eni
Other (*)	53	39	1	1
	53	39	1	1
	1,125	127	793	41

(*)	Each individual amount included herein was lower than euro 50 million.

2011 (euro million)	Dec. 31, 2011	2011

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments

Joint ventures and associates
Artic Russia BV		3	204
Bayernoil Raffineriegesellschaft mbH	107
Blue Stream Pipeline Co BV		291	669		6
CEPAV (Consorzio Eni per l’Alta Velocità) Due			84
GreenStream BV	503	1			26
Raffineria di Milazzo ScpA	60		88		1
Société Centrale Electrique du Congo SA	93		6
Transmediterranean Pipeline Co Ltd	115				4
Unión Fenosa Gas SA		85
Other (*)	104	64		1	9
	982	444	1,051	1	46
Unconsolidated entities controlled by Eni
Other (*)	57	59	1		3
	57	59	1		3
Entities controlled by the Government
Gruppo Cassa Depositi e Prestiti						338
						338
	1,039	503	1,052	1	49	338

(*)	Each individual amount included herein was lower than euro 50 million.

2012 (euro million)	Dec. 31, 2012	2012

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments

Continuing operations
Joint ventures and associates
Bayernoil Raffineriegesellschaft mbH	94				1
Blue Stream Pipeline Co BV		291	657	2	3
CARDÓN IV SA	80				3
CEPAV (Consorzio Eni per l’Alta Velocità) Due			84
GreenStream BV	453				29
Raffineria di Milazzo ScpA	40		75		2
Société Centrale Electrique du Congo SA	92
Transmediterranean Pipeline Co Ltd	82				6
Other (*)	94	63	12	1	2
	935	354	828	3	46
Unconsolidated entities controlled by Eni
Other (*)	58	49	1	1
	58	49	1	1
Entities controlled by the Government
Gruppo Cassa Depositi e Prestiti	883				6
Gruppo Snam	141				1
	1,024				7
	2,017	403	829	4	53
Discontinued operations
Entities controlled by the Government
Gruppo Cassa Depositi e Prestiti						2,019
						2,019
	2,017	403	829	4	53	2,019

(*)	Each individual amount included herein was lower than euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
•	bank debt guarantee issued on behalf of Blue Stream Pipeline Co BV, CEPAV (Consorzio Eni per l’Alta Velocità) Due and Raffineria di Milazzo ScpA;
•	financing loans granted to Bayernoil Raffineriegesellschaft mbH for capital expenditures in refining plants, to CARDÓN IV SA for the exploration and development activities of an oil field and to Société Electrique Centrale du Congo SA for the construction of an electric plant in Congo;
•	the financing of the construction of natural gas transmission facilities and transport services with GreenStream BV and Transmediterranean Pipeline Co Ltd; and
•	a cash deposit at Eni’s financial companies on behalf of Blue Stream Pipeline Co BV.

Financing receivables and income from investments with Gruppo Cassa Depositi e Prestiti related to the sale of Snam SpA (divestment of a 30% stake) (more information is provided in note 17 – Investments). Financial receivables with Snam SpA related to the settlement of financial derivative transactions.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flow
The impact of transactions and positions with related parties on the balance sheet consisted of the following:

Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012

(euro million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)

Trade and other receivables	23,636	1,356	5.74	24,595	1,496	6.08	28,621	2,714	9.48
Other current assets	1,350	9	0.67	2,326	2	0.09	1,624	8	0.49
Other non-current financial assets	1,523	668	43.86	1,578	704	44.61	1,229	642	52.24
Other non-current assets	3,355	16	0.48	4,225	3	0.07	4,400	43	0.98
Current financial liabilities	6,515	127	1.95	4,459	503	11.28	2,223	403	18.13
Trade and other payables	22,575	1,297	5.75	22,912	1,446	6.31	23,581	1,616	6.85
Other current liabilities	1,620	5	0.31	2,237			1,437	6	0.42
Other non-current liabilities	2,194	45	2.05	2,900			1,977	16	0.81

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

2010	2011	2012

(euro million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)

Continuing operations
Net sales from operations	96,617	2,905	3.01	107,690	3,477	3.23	127,220	3,783	2.97
Other income and revenues	967	57	5.89	926	41	4.43	1,546	56	3.62
Purchases, services and other	68,774	5,820	8.46	78,795	5,880	7.46	95,363	6,604	6.93
Payroll and related costs	4,428	28	0.63	4,404	33	0.75	4,658	21	0.45
Other operating income (expense)	131	41	31.30	171	32	18.71	(158)	10	..
Financial income	6,109	41	0.67	6,376	49	0.77	7,218	53	0.73
Financial expense	(6,727)			(7,410)	(1)	0.01	(8,274)	(4)	0.05
Other gain (loss) from investments	619			1,623	338	20.83	2,603
Discontinued operations
Net sales from operations	1,895	370	19.53	1,906	407	21.35	1,886	303	16.07
Operating expenses	1,266	5	0.39	1,274	7	0.55	998	88	8.82
Income (expense) from investments	44			48			3,508	2,019	57.55

Transactions with related parties were part of the ordinary course of Eni’s business and were mainly conducted on arm’s length basis.

The main cash flows with related parties are provided below:

(euro million)	2010	2011	2012

Revenues and other income	2,962	3,518	3,839
Costs and other expenses	(5,820)	(4,497)	(5,375)
Other operating income (expense)	41	32	10
Net change in trade and other receivables and liabilities	182	(140)	(280)
Net interests	41	48	49
Net cash provided from operating activities - Continuing operations	(2,594)	(1,039)	(1,757)
Net cash provided from operating activities - Discontinued operations	365	400	215
Net cash provided from operating activities	(2,229)	(639)	(1,542)
Capital expenditures in tangible and intangible assets	(1,764)	(1,416)	(1,250)
Disposal of investments		533	3,517
Change in accounts payable and receivables in relation to investments	10	(21)	261
Change in financial receivables	128	104	(993)
Net cash used in investing activities	(1,626)	(800)	1,535
Change in financial liabilities	(23)	348	(94)
Net cash used in financing activities	(23)	348	(94)
Total financial flows to related parties	(3,878)	(1,091)	(101)

The impact of cash flows with related parties consisted of the following:

2010	2011	2012

(euro million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)

Net cash provided from operating activities	14,694	(2,229)	..	14,382	(639)	..	12,371	(1,542)	..
Net cash used in investing activities	(12,965)	(1,626)	12.54	(11,218)	(800)	7.13	(8,291)	1,535	..
Net cash used in financing activities	(1,827)	(23)	1.26	(3,223)	348	..	2,201	(94)	..

43 Significant non-recurring events and operations

(euro million)	2010	2011	2012

Estimate of the charge from the possible resolution of the TSKJ matter	24
Fines sanctioned by Antitrust Authorities	(270)	69
	(246)	69

In 2012, no non-recurring events and operations were reported.

In 2011, a non-recurring provision was made amounting to euro 69 million to reflect the expected liabilities on an antitrust proceeding in the European sector of rubbers taking into account an unfavorable sentence issued by the Court of Justice of the European Community on the matter.

In 2010, a non-recurring gain amounting to euro 270 million related to the favorable settlement of an antitrust proceedings concerning alleged anticompetitive behavior charged to Eni regarding third party access to the import pipeline from Algeria in 2003. This resulted in a significantly lower fine imposed on the Company than the one sanctioned by the Antitrust Authority in 2003 and then accrued to profit and loss. Also in 2010, a charge of euro 24 million related to a fine of $30 million for the TSKJ matter following the agreement with the Federal Government of Nigeria for the settling of the legal proceeding.

44 Positions or transactions deriving from atypical and/or unusual operations

In 2010, 2011 and 2012 no transactions deriving from atypical and/or unusual operations were reported.

45 Subsequent events

In January 2013, Eni continued the divestment of part of its interest in Snam with the placement of euro 1,250 million aggregate principal amount of senior, unsecured bonds, exchangeable into ordinary shares of Snam. The bonds have maturity of 3 years and pay a coupon of 0.625% per annum. The bonds will be exchangeable into Snam ordinary shares at an exchange price of euro 4.33 per Snam ordinary share, representing approximately a 20% premium to the Snam current reference price. Underlying the bonds are approximately 288.7 million ordinary shares of Snam, corresponding to approximately 8.54% of the currently outstanding share capital of Snam. Changes in fair value of those shares will be reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception, i.e. the transaction date with CDP. Those changes were immaterial at the balance sheet date. At the maturity date, if the strike price is lower than the exercise price, Eni will be enabled to reimburse the bond holders with Snam ordinary shares at the current market price recognized at the date of the reimbursement.

On March 13, 2013, Eni signed an agreement with CNPC/Petrochina to sell 28.57% of the share capital of the subsidiary Eni East Africa SpA, which currently owns 70% interest in Area 4 for an agreed price equal to $4,210 million. The deal is subject to approval by relevant authorities. Once finalized, CNPC indirectly acquires, through its 28.57% equity investment in Eni East Africa SpA, a 20% interest in Area 4, while Eni will retain the 50% interest through the remaining controlling stake in Eni East Africa SpA.

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

Capitalized costs
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

December 31, 2011
Consolidated subsidiaries
Proved mineral interests	11,356	11,481	15,519	19,539	2,523	6,136	8,976	1,889	77,419
Unproved mineral interests	31	325	582	2,893	40	1,543	1,409	204	7,027
Support equipment and facilities	285	34	1,442	923	85	41	61	13	2,884
Incomplete wells and other	956	1,778	2,755	898	5,333	136	1,029		12,885
Gross capitalized costs	12,628	13,618	20,298	24,253	7,981	7,856	11,475	2,106	100,215
Accumulated depreciation, depletion and amortization	(8,633)	(8,582)	(9,750)	(13,069)	(906)	(5,411)	(6,806)	(650)	(53,807)
Net capitalized costs consolidated subsidiaries (a) (b)	3,995	5,036	10,548	11,184	7,075	2,445	4,669	1,456	46,408
Equity-accounted entities
Proved mineral interests		2	80	240		698	330		1,350
Unproved mineral interests		44				271			315
Support equipment and facilities			8			6	3		17
Incomplete wells and other		2	1	1,011		185	223		1,422
Gross capitalized costs		48	89	1,251		1,160	556		3,104
Accumulated depreciation, depletion and amortization		(2)	(74)	(131)		(388)	(89)		(684)
Net capitalized costs equity-accounted entities (a) (b)		46	15	1,120		772	467		2,420
December 31, 2010
Consolidated subsidiaries
Proved mineral interests	12,579	12,428	16,240	20,875	2,451	6,477	10,018	1,894	82,962
Unproved mineral interests	31	324	411	3,047	39	1,467	1,249	200	6,768
Support equipment and facilities	267	39	1,421	961	75	78	59	12	2,912
Incomplete wells and other	732	3,347	3,181	974	5,746	358	876	1	15,215
Gross capitalized costs	13,609	16,138	21,253	25,857	8,311	8,380	12,202	2,107	107,857
Accumulated depreciation, depletion and amortization	(9,364)	(9,346)	(10,671)	(14,225)	(928)	(6,002)	(7,879)	(832)	(59,247)
Net capitalized costs consolidated subsidiaries (a) (b)	4,245	6,792	10,582	11,632	7,383	2,378	4,323	1,275	48,610
Equity-accounted entities
Proved mineral interests		1	83	52		964	322		1,422
Unproved mineral interests		54				279			333
Support equipment and facilities			7			6	3		16
Incomplete wells and other		22	1	1,052		114	200		1,389
Gross capitalized costs		77	91	1,104		1,363	525		3,160
Accumulated depreciation, depletion and amortization		(55)	(72)			(421)	(111)		(659)
Net capitalized costs equity-accounted entities (a) (b)		22	19	1,104		942	414		2,501

(a)	The amounts include net capitalized financial charges totaling euro 614 million in 2011 and euro 672 million in 2012 for the consolidated subsidiaries and euro 11 million in 2011 and euro 24 million in 2012 for equity-accounted entities.
(b)	The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The "Successful Effort Method" application would have led to an increase in net capitalized costs of euro 3,608 million in 2011 e euro 4,071 million in 2012 for the consolidated subsidiaries and of euro 101 million in 2011 and euro 74 million in 2012 for equity-accounted entities.

Costs incurred
Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Costs incurred by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2010
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions
Exploration	34	114	84	406	6	223	119	26	1,012
Development (a)	579	890	2,674	1,909	1,031	359	1,309	160	8,911
Total costs incurred consolidated subsidiaries	613	1,004	2,758	2,315	1,037	582	1,428	186	9,923
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration			4	2		4	35		45
Development (b)			7	200		46	114		367
Total costs incurred equity-accounted entities			11	202		50	149		412
2011
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions			57	697					754
Exploration	38	100	128	482	6	156	60	240	1,210
Development (a)	815	1,921	1,487	1,698	935	385	971	70	8,282
Total costs incurred consolidated subsidiaries	853	2,021	1,672	2,877	941	541	1,031	310	10,246
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		5		5		8	9		27
Development (b)		2	3	659		68	154		886
Total costs incurred equity-accounted entities		7	3	664		76	163		913
2012
Consolidated subsidiaries
Proved property acquisitions			14	27			2		43
Unproved property acquisitions
Exploration	32	151	153	1,142	3	193	80	96	1,850
Development (a)	1,045	2,485	1,441	2,246	762	702	1,071	16	9,768
Total costs incurred consolidated subsidiaries	1,077	2,636	1,608	3,415	765	895	1,153	112	11,661
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		13	2	11		4			30
Development (b)		19	7	117		188	154		485
Total costs incurred equity-accounted entities		32	9	128		192	154		515

(a)	Includes the abandonment costs of the assets for euro 269 million in 2010, euro 918 million in 2011 and euro 1,381 million in 2012.
(b)	Includes the abandonment costs of the assets for euro -3 million in 2010, euro 15 million in 2011 and euro 63 million in 2012.

Results of operations from oil and gas producing activities
Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs), whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

Results of operations from oil and gas producing activities by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2010
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	2,725	3,006	2,094	5,314	324	34	1,139	69	14,705
- sales to third parties		263	6,604	1,696	890	1,429	562	289	11,733
Total revenues	2,725	3,269	8,698	7,010	1,214	1,463	1,701	358	26,438
Operations costs	(278)	(555)	(593)	(902)	(184)	(150)	(292)	(69)	(3,023)
Production taxes	(184)		(300)	(700)		(37)			(1,221)
Exploration expenses	(35)	(116)	(85)	(465)	(6)	(263)	(204)	(25)	(1,199)
D.D. & A. and provision for abandonment (a)	(621)	(615)	(1,063)	(1,739)	(84)	(696)	(872)	(84)	(5,774)
Other income (expense)	(560)	254	(392)	(219)	(161)	(138)	(45)	(25)	(1,286)
Pretax income from producing activities	1,047	2,237	6,265	2,985	779	179	288	155	13,935
Income taxes	(382)	(1,296)	(4,037)	(1,962)	(291)	(119)	(154)	(36)	(8,277)
Results of operations from E&P activities of consolidated subsidiaries (b)	665	941	2,228	1,023	488	60	134	119	5,658
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			16	65		69	206		356
Total revenues			16	65		69	206		356
Operations costs			(16)	(9)		(7)	(9)		(41)
Production taxes			(3)				(69)		(72)
Exploration expenses			(4)	(2)		(4)	(35)		(45)
D.D. & A. and provision for abandonment			(4)	(26)		(25)	(17)		(72)
Other income (expense)			6	12		(10)	(67)		(59)
Pretax income from producing activities			(5)	40		23	9		67
Income taxes			4	(20)		(17)	(33)		(66)
Results of operations from E&P activities of equity-accounted entities (b)			(1)	20		6	(24)		1
2011
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,583	3,695	1,956	5,945	411	178	1,634	93	17,495
- sales to third parties		514	5,090	1,937	1,268	1,233	132	344	10,518
Total revenues	3,583	4,209	7,046	7,882	1,679	1,411	1,766	437	28,013
Operations costs	(284)	(566)	(483)	(830)	(171)	(183)	(364)	(88)	(2,969)
Production taxes	(245)		(165)	(853)		(37)			(1,300)
Exploration expenses	(38)	(113)	(128)	(509)	(6)	(177)	(136)	(58)	(1,165)
D.D. & A. and provision for abandonment (a)	(606)	(704)	(843)	(1,435)	(112)	(486)	(901)	(103)	(5,190)
Other income (expense)	(562)	142	(508)	(314)	(160)	(151)	125	8	(1,420)
Pretax income from producing activities	1,848	2,968	4,919	3,941	1,230	377	490	196	15,969
Income taxes	(761)	(2,043)	(3,013)	(2,680)	(413)	(157)	(184)	(120)	(9,371)
Results of operations from E&P activities of consolidated subsidiaries (b)	1,087	925	1,906	1,261	817	220	306	76	6,598
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties		2	19	93		89	262		465
Total revenues		2	19	93		89	262		465
Operations costs			(11)	(10)		(9)	(17)		(47)
Production taxes		(1)	(4)				(113)		(118)
Exploration expenses		(6)		(5)		(8)	(9)		(28)
D.D. & A. and provision for abandonment			(1)	(24)		(23)	(21)		(69)
Other income (expense)		(4)	6	11		(20)	(51)		(58)
Pretax income from producing activities		(9)	9	65		29	51		145
Income taxes			(4)	(35)		(32)	(4)		(75)
Results of operations from E&P activities of equity-accounted entities (b)		(9)	5	30		(3)	47		70

(a)	Includes asset impairments amounting to euro 123 million in 2010 and euro 189 million in 2011.
(b)	The "Successful Effort Method" application would have led to an decrease of result of operations of euro 385 million in 2010 and an increase of euro 118 million in 2011 for the consolidated subsidiaries and a decrease of euro 5 million in 2010 and an increase of euro 20 million in 2011 for equity-accounted entities.

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2012
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,712	3,177	2,338	6,040	459	425	1,614	425	18,190
- sales to third parties	50	715	9,129	2,243	1,368	1,387	106	333	15,331
Total revenues	3,762	3,892	11,467	8,283	1,827	1,812	1,720	758	33,521
Operations costs	(302)	(655)	(606)	(913)	(188)	(209)	(361)	(134)	(3,368)
Production taxes	(307)		(390)	(818)		(43)			(1,558)
Exploration expenses	(32)	(154)	(153)	(993)	(3)	(230)	(147)	(123)	(1,835)
D.D. & A. and provision for abandonment (a)	(779)	(683)	(1,137)	(1,750)	(120)	(720)	(1,256)	(167)	(6,612)
Other income (expense)	(202)	(120)	(937)	(447)	206	(151)	74	(42)	(1,619)
Pretax income from producing activities	2,140	2,280	8,244	3,362	1,722	459	30	292	18,529
Income taxes	(918)	(1,524)	(5,194)	(2,508)	(736)	(176)	(14)	(164)	(11,234)
Results of operations from E&P activities of consolidated subsidiaries (b)	1,222	756	3,050	854	986	283	16	128	7,295
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties		2	20	44		144	300		510
Total revenues		2	20	44		144	300		510
Operations costs			(10)	(5)		(14)	(20)		(49)
Production taxes		(1)	(3)			(4)	(128)		(136)
Exploration expenses		(5)	(2)	(11)		(4)			(22)
D.D. & A. and provision for abandonment		(50)	(2)	(13)		(41)	(35)		(141)
Other income (expense)		(7)	2	(48)		(6)	(55)		(114)
Pretax income from producing activities		(61)	5	(33)		75	62		48
Income taxes			(3)	4		(36)	(38)		(73)
Results of operations from E&P activities of equity-accounted entities (b)		(61)	2	(29)		39	24		(25)

(a)	Includes asset impairments amounting to euro 547 million in 2012.
(b)	The "Successful Effort Method" application would have led to a decrease of result of operations of euro 189 million in 2012 for the consolidated subsidiaries and a decrease of euro 2 million in 2012 for equity-accounted entities.

Oil and natural gas reserves
Eni’s criteria concerning evaluation and classification of proved developed and undeveloped reserves follow Regulation S-X 4-10 of the U.S. Securities and Exchange Commission and have been disclosed in accordance with FASB Extractive Activities - Oil & Gas (Topic 932).

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. In 2012, the average price for the marker Brent crude oil was $111 per barrel. Net proved reserves exclude interests and royalties owned by others. Proved reserves are classified as either developed or undeveloped. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation20 of part of its proved reserves on a rotational basis. The description of qualifications of the person primarily responsible of the reserve audit is included in the third party audit report.

In the preparation of their reports, independent evaluators rely, without independent verification, upon data furnished by Eni with respect to property interest, production, current cost of operation and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies and technical analysis relevant to field performance, long-term development plans, future capital and operating costs. In order to calculate the economic value of Eni equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements, and other pertinent information are provided. In 2012, Ryder Scott Company and DeGolyer and MacNaughton21 provided an independent evaluation of almost 33% of Eni’s total proved reserves as of December 31, 201222, confirming, as in previous years, the reasonableness of Eni’s internal evaluations. In the three year period from 2010 to 2012, 92% of Eni’s total proved reserves were subject to independent evaluation. As of December 31, 2012, the principal properties not subjected to independent evaluation in the last three years are Bouri and Bu Attifel (Libya) and M’Boundi (Congo).

Eni operates under Production Sharing Agreements, PSAs, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represented 55%, 49% and 47% of total proved reserves as of December 31, 2010, 2011 and 2012, respectively, on an oil-equivalent basis. Similar effects as PSAs apply to service and "buy-back" contracts; proved reserves associated with such contracts represented 3%, 1% and 2% of total proved reserves on an oil-equivalent basis as of December 31, 2010, 2011 and 2012, respectively.

Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess of cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the Company serves as producer of reserves. Reserve volumes associated with oil and gas deriving from such obligation represent 0.6%, 0.8% and 1.1% of total proved reserves as of December 31, 2010, 2011 and 2012, respectively, on an oil equivalent basis; (ii) volumes of natural gas used for own consumption; (iii) and the quantities of hydrocarbons related to the Angola LNG plant.

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

The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas as of December 31, 2010, 2011 and 2012.

(20)	i	From 1991 to 2002 DeGolyer and McNaughton, from 2003 also Ryder Scott.
(21)	i	The reports of independent engineers are available on Eni website eni.com, section Publications/Annual Report 2012.
(22)	i	Including reserves of equity-accounted entities.

Crude oil (including condensate and natural gas liquids)

(mmBBL)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2010
Reserves of consolidated subsidiaries at December 31, 2009	233	351	895	770	849	94	153	32	3,377
of which: developed	141	218	659	544	291	45	80	23	2,001
of which: undeveloped	92	133	236	226	558	49	73	9	1,376
Purchase of minerals in place
Revisions of minerals in place	38	17	178	75	(37)	62	2		335
Improved recovery			1	1					2
Extensions and discoveries		25	13	22			1		61
Production	(23)	(44)	(108)	(116)	(24)	(17)	(22)	(3)	(357)
Sales of minerals in place			(1)	(2)					(3)
Reserves of consolidated subsidiaries at December 31, 2010	248	349	978	750	788	139	134	29	3,415
Reserves of equity-accounted entities at December 31, 2009			13	7		50	16		86
of which: developed			10	4		7	13		34
of which: undeveloped			3	3		43	3		52
Purchase of minerals in place
Revisions of minerals in place			8			(6)	(2)
Improved recovery							12		12
Extensions and discoveries							117		117
Production			(2)	(1)			(4)		(7)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2010			19	6		44	139		208
Reserves at December 31, 2010	248	349	997	756	788	183	273	29	3,623
Developed	183	207	674	537	251	44	87	20	2,003
Consolidated subsidiaries	183	207	656	533	251	39	62	20	1,951
Equity-accounted entities			18	4		5	25		52
Undeveloped	65	142	323	219	537	139	186	9	1,620
Consolidated subsidiaries	65	142	322	217	537	100	72	9	1,464
Equity-accounted entities			1	2		39	114		156
2011
Reserves of consolidated subsidiaries at December 31, 2010	248	349	978	750	788	139	134	29	3,415
of which: developed	183	207	656	533	251	39	62	20	1,951
of which: undeveloped	65	142	322	217	537	100	72	9	1,464
Purchase of minerals in place
Revisions of minerals in place	34	58	10	14	(112)	(20)	1		(15)
Improved recovery		2	2	2					6
Extensions and discoveries		9	2	11			17		39
Production	(23)	(44)	(75)	(100)	(23)	(13)	(20)	(4)	(302)
Sales of minerals in place		(2)		(7)					(9)
Reserves of consolidated subsidiaries at December 31, 2011	259	372	917	670	653	106	132	25	3,134
Reserves of equity-accounted entities at December 31, 2010			19	6		44	139		208
of which: developed			18	4		5	25		52
of which: undeveloped			1	2		39	114		156
Purchase of minerals in place
Revisions of previous estimates				11		6	11		28
Improved recovery							1		1
Extensions and discoveries				6		60	4		70
Production			(2)	(1)			(4)		(7)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2011			17	22		110	151		300
Reserves at December 31, 2011	259	372	934	692	653	216	283	25	3,434
Developed	184	195	638	487	215	34	117	25	1,895
Consolidated subsidiaries	184	195	622	483	215	34	92	25	1,850
Equity-accounted entities			16	4			25		45
Undeveloped	75	177	296	205	438	182	166		1,539
Consolidated subsidiaries	75	177	295	187	438	72	40		1,284
Equity-accounted entities			1	18		110	126		255

(mmBBL)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2012
Reserves of consolidated subsidiaries at December 31, 2011	259	372	917	670	653	106	132	25	3,134
of which: developed	184	195	622	483	215	34	92	25	1,850
of which: undeveloped	75	177	295	187	438	72	40		1,284
Purchase of minerals in place
Revisions of previous estimates	(9)	10	55	26	62	(9)	40	6	181
Improved recovery		1	20	7					28
Extensions and discoveries		3	10	65			8		86
Production	(23)	(35)	(98)	(90)	(22)	(15)	(26)	(7)	(316)
Sales of minerals in place				(6)	(23)				(29)
Reserves of consolidated subsidiaries at December 31, 2012	227	351	904	672	670	82	154	24	3,084
Reserves of equity-accounted entities at December 31, 2011			17	22		110	151		300
of which: developed			16	4			25		45
of which: undeveloped			1	18		110	126		255
Purchase of minerals in place
Revisions of previous estimates				(1)		2			1
Improved recovery
Extensions and discoveries			1			3			4
Production			(1)	(1)		(1)	(4)		(7)
Sales of minerals in place				(4)			(28)		(32)
Reserves of equity-accounted entities at December 31, 2012			17	16		114	119		266
Reserves at December 31, 2012	227	351	921	688	670	196	273	24	3,350
Developed	165	180	601	456	203	49	128	24	1,806
Consolidated subsidiaries	165	180	584	456	203	41	109	24	1,762
Equity-accounted entities			17			8	19		44
Undeveloped	62	171	320	232	467	147	145		1,544
Consolidated subsidiaries	62	171	320	216	467	41	45		1,322
Equity-accounted entities				16		106	100		222

Natural gas (a)
(BCF)	Italy (b)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2010
Reserves of consolidated subsidiaries at December 31, 2009	2,704	1,380	5,894	2,127	2,139	814	629	575	16,262
of which: developed	2,001	1,231	3,486	1,463	1,859	539	506	565	11,650
of which: undeveloped	703	149	2,408	664	280	275	123	10	4,612
Purchase of minerals in place
Revisions of previous estimates	234	48	778	161	(179)	211	41	(18)	1,276
Improved recovery
Extensions and discoveries		177	146			4	5	22	354
Production	(246)	(204)	(609)	(161)	(86)	(158)	(145)	(35)	(1,644)
Sales of minerals in place	(48)		(2)						(50)
Reserves of consolidated subsidiaries at December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198
Reserves of equity-accounted entities at December 31, 2009			14	85		1,487	2		1,588
of which: developed			12	5		217			234
of which: undeveloped			2	80		1,270	2		1,354
Purchase of minerals in place
Revisions of previous estimates			6	(1)		44	2		51
Improved recovery
Extensions and discoveries			6	34			18		58
Production			(2)			(11)			(13)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2010			24	118		1,520	22		1,684
Reserves at December 31, 2010	2,644	1,401	6,231	2,245	1,874	2,391	552	544	17,882
Developed	2,061	1,103	3,122	1,554	1,621	774	437	539	11,211
Consolidated subsidiaries	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965
Equity-accounted entities			22	4		214	6		246
Undeveloped	583	298	3,109	691	253	1,617	115	5	6,671
Consolidated subsidiaries	583	298	3,107	577	253	311	99	5	5,233
Equity-accounted entities			2	114		1,306	16		1,438

(a)	Values lower than 1 BCF are not disclosed in this table.
(b)	Including, approximately 769 and 767 BCF of natural gas held in storage at December 31, 2009 and 2010, respectively.

(BCF)	Italy (b)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2011
Reserves of consolidated subsidiaries at December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198
of which: developed	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965
of which: undeveloped	583	298	3,107	577	253	311	99	5	5,233
Purchase of minerals in place	9								9
Revisions of previous estimates	80	199	436	(11)	(142)	(38)	51	96	671
Improved recovery		3							3
Extensions and discoveries	4	18	9	18			131		180
Production	(246)	(196)	(462)	(185)	(84)	(148)	(122)	(36)	(1,479)
Sales of minerals in place
Reserves of consolidated subsidiaries at December 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
Reserves of equity-accounted entities at December 31, 2010			24	118		1,520	22		1,684
of which: developed			22	4		214	6		246
of which: undeveloped			2	114		1,306	16		1,438
Purchase of minerals in place		2							2
Revisions of previous estimates			(2)	147		372	11		528
Improved recovery
Extensions and discoveries				74		1,150	1,274		2,498
Production			(2)	(1)		(9)			(12)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2011		2	20	338		3,033	1,307		4,700
Reserves at December 31, 2011	2,491	1,427	6,210	2,287	1,648	3,718	1,897	604	20,282
Developed	1,977	995	3,087	1,441	1,480	552	393	491	10,416
Consolidated subsidiaries	1,977	995	3,070	1,437	1,480	528	385	491	10,363
Equity-accounted entities			17	4		24	8		53
Undeveloped	514	432	3,123	846	168	3,166	1,504	113	9,866
Consolidated subsidiaries	514	430	3,120	512	168	157	205	113	5,219
Equity-accounted entities		2	3	334		3,009	1,299		4,647
2012
Reserves of consolidated subsidiaries at December 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
of which: developed	1,977	995	3,070	1,437	1,480	528	385	491	10,363
of which: undeveloped	514	430	3,120	512	168	157	205	113	5,219
Purchase of minerals in place
Revisions of previous estimates	154	45		284	141	18	(41)	5	606
Improved recovery
Extensions and discoveries	24	15	1	113	469	2	4		628
Production	(254)	(168)	(633)	(196)	(81)	(143)	(104)	(37)	(1,616)
Sales of minerals in place	(782)			(89)	(139)				(1,010)
Reserves of consolidated subsidiaries at December 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
Reserves of equity-accounted entities at December 31, 2011		2	20	338		3,033	1,307		4,700
of which: developed			17	4		24	8		53
of which: undeveloped		2	3	334		3,009	1,299		4,647
Purchase of minerals in place
Revisions of previous estimates		(2)	(2)	3		1	1,340		1,340
Improved recovery
Extensions and discoveries				17		38	739		794
Production			(2)	(2)		(29)			(33)
Sales of minerals in place				(3)			(31)		(34)
Reserves of equity-accounted entities at December 31, 2012			16	353		3,043	3,355		6,767
Reserves at December 31, 2012	1,633	1,317	5,574	2,414	2,038	3,605	3,804	572	20,957
Developed	1,325	925	2,736	1,429	1,401	774	340	459	9,389
Consolidated subsidiaries	1,325	925	2,720	1,429	1,401	372	334	459	8,965
Equity-accounted entities			16			402	6		424
Undeveloped	308	392	2,838	985	637	2,831	3,464	113	11,568
Consolidated subsidiaries	308	392	2,838	632	637	190	115	113	5,225
Equity-accounted entities				353		2,641	3,349		6,343

(b)	Including, approximately 767 and 767 BCF of natural gas held in storage at December 31, 2010 and 2011, respectively.

Standardized measure of discounted future net cash flows
Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year end the average prices during the years ended.

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

The standardized measure of discounted future net cash flows by geographical area consists of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

December 31, 2010
Consolidated subsidiaries
Future cash inflows	30,047	27,973	86,728	45,790	41,053	9,701	8,546	3,846	253,684
Future production costs	(4,865)	(7,201)	(12,896)	(13,605)	(6,686)	(3,201)	(2,250)	(611)	(51,315)
Future development and abandonment costs	(4,499)	(6,491)	(8,827)	(5,310)	(5,192)	(3,489)	(1,713)	(221)	(35,742)
Future net inflow before income tax	20,683	14,281	65,005	26,875	29,175	3,011	4,583	3,014	166,627
Future income tax	(6,289)	(9,562)	(37,108)	(14,468)	(7,213)	(872)	(910)	(805)	(77,227)
Future net cash flows	14,394	4,719	27,897	12,407	21,962	2,139	3,673	2,209	89,400
10% discount factor	(7,224)	(1,608)	(13,117)	(3,884)	(14,829)	(419)	(1,392)	(850)	(43,323)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2010	7,170	3,111	14,780	8,523	7,133	1,720	2,281	1,359	46,077
Equity-accounted entities
Future cash inflows			498	750		2,893	7,363		11,504
Future production costs			(251)	(98)		(972)	(2,676)		(3,997)
Future development and abandonment costs			(35)	(128)		(879)	(1,188)		(2,230)
Future net inflow before income tax			212	524		1,042	3,499		5,277
Future income tax			(2)	(69)		(338)	(2,145)		(2,554)
Future net cash flows			210	455		704	1,354		2,723
10% discount factor			(113)	(160)		(515)	(852)		(1,640)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2010			97	295		189	502		1,083
Total consolidated subsidiaries and equity-accounted entities at December 31, 2010	7,170	3,111	14,877	8,818	7,133	1,909	2,783	1,359	47,160

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

December 31, 2011
Consolidated subsidiaries
Future cash inflows	38,200	37,974	109,825	59,263	50,443	10,403	11,980	5,185	323,273
Future production costs	(5,740)	(7,666)	(17,627)	(15,191)	(7,845)	(3,852)	(2,687)	(813)	(61,421)
Future development and abandonment costs	(4,712)	(7,059)	(9,639)	(5,734)	(3,705)	(2,842)	(1,836)	(224)	(35,751)
Future net inflow before income tax	27,748	23,249	82,559	38,338	38,893	3,709	7,457	4,148	226,101
Future income tax	(9,000)	(15,912)	(46,676)	(23,075)	(9,866)	(1,124)	(2,474)	(1,254)	(109,381)
Future net cash flows	18,748	7,337	35,883	15,263	29,027	2,585	4,983	2,894	116,720
10% discount factor	(9,692)	(2,572)	(16,191)	(4,833)	(17,599)	(559)	(1,914)	(1,122)	(54,482)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2011	9,056	4,765	19,692	10,430	11,428	2,026	3,069	1,772	62,238
Equity-accounted entities
Future cash inflows		21	649	1,866		6,141	15,067		23,744
Future production costs		(5)	(259)	(471)		(1,540)	(4,598)		(6,873)
Future development and abandonment costs		(2)	(36)	(147)		(1,247)	(1,754)		(3,186)
Future net inflow before income tax		14	354	1,248		3,354	8,715		13,685
Future income tax		(3)	(3)	(189)		(824)	(5,368)		(6,387)
Future net cash flows		11	351	1,059		2,530	3,347		7,298
10% discount factor			(183)	(475)		(1,825)	(2,155)		(4,638)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2011		11	168	584		705	1,192		2,660
Total consolidated subsidiaries and equity-accounted entities at December 31, 2011	9,056	4,776	19,860	11,014	11,428	2,731	4,261	1,772	64,898
December 31, 2012
Consolidated subsidiaries
Future cash inflows	30,308	38,912	108,343	56,978	53,504	7,881	11,008	4,957	311,891
Future production costs	(5,900)	(8,190)	(18,555)	(14,844)	(9,561)	(2,854)	(2,520)	(921)	(63,345)
Future development and abandonment costs	(3,652)	(7,511)	(8,412)	(6,873)	(3,802)	(1,974)	(1,502)	(197)	(33,923)
Future net inflow before income tax	20,756	23,211	81,376	35,261	40,141	3,053	6,986	3,839	214,623
Future income tax	(6,911)	(15,063)	(44,256)	(21,348)	(10,293)	(903)	(2,906)	(1,181)	(102,861)
Future net cash flows	13,845	8,148	37,120	13,913	29,848	2,150	4,080	2,658	111,762
10% discount factor	(5,519)	(2,630)	(16,539)	(4,976)	(17,943)	(496)	(1,337)	(1,030)	(50,470)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2012	8,326	5,518	20,581	8,937	11,905	1,654	2,743	1,628	61,292
Equity-accounted entities
Future cash inflows		1	658	3,594		6,689	18,132		29,074
Future production costs			(203)	(576)		(2,216)	(5,003)		(7,998)
Future development and abandonment costs		(1)	(17)	(101)		(1,061)	(2,563)		(3,743)
Future net inflow before income tax			438	2,917		3,412	10,566		17,333
Future income tax			(36)	(1,291)		(795)	(5,729)		(7,851)
Future net cash flows			402	1,626		2,617	4,837		9,482
10% discount factor			(206)	(962)		(1,747)	(3,621)		(6,536)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2012			196	664		870	1,216		2,946
Total consolidated subsidiaries and equity-accounted entities at December 31, 2012	8,326	5,518	20,777	9,601	11,905	2,524	3,959	1,628	64,238

Changes in standardized measure of discounted future net cash flows
Changes in standardized measure of discounted future net cash flows for the years ended December 31, 2010, 2011 and 2012, are as follows:

(euro million)	Consolidated subsidiaries	Equity-accounted entities	Total

Standardized measure of discounted future net cash flows at December 31, 2009	31,500	257	31,757
Increase (Decrease):
- sales, net of production costs	(22,194)	(243)	(22,437)
- net changes in sales and transfer prices, net of production costs	24,415	406	24,821
- extensions, discoveries and improved recovery, net of future production and development costs	1,926	1,409	3,335
- changes in estimated future development and abandonment costs	(6,464)	(386)	(6,850)
- development costs incurred during the period that reduced future development costs	8,520	368	8,888
- revisions of quantity estimates	12,600	143	12,743
- accretion of discount	6,519	53	6,572
- net change in income taxes	(11,802)	(1,115)	(12,917)
- purchase of reserves in-place
- sale of reserves in-place	(177)		(177)
- changes in production rates (timing) and other	1,234	191	1,425
Net increase (decrease)	14,577	826	15,403
Standardized measure of discounted future net cash flows at December 31, 2010	46,077	1,083	47,160
Increase (Decrease):
- sales, net of production costs	(23,744)	(300)	(24,044)
- net changes in sales and transfer prices, net of production costs	40,961	442	41,403
- extensions, discoveries and improved recovery, net of future production and development costs	1,580	2,457	4,037
- changes in estimated future development and abandonment costs	(3,890)	(392)	(4,282)
- development costs incurred during the period that reduced future development costs	7,301	866	8,167
- revisions of quantity estimates	1,337	(87)	1,250
- accretion of discount	8,640	235	8,875
- net change in income taxes	(17,067)	(1,678)	(18,745)
- purchase of reserves in-place	37	10	47
- sale of reserves in-place	(146)		(146)
- changes in production rates (timing) and other	1,152	24	1,176
Net increase (decrease)	16,161	1,577	17,738
Standardized measure of discounted future net cash flows at December 31, 2011	62,238	2,660	64,898
Increase (Decrease):
- sales, net of production costs	(28,595)	(325)	(28,920)
- net changes in sales and transfer prices, net of production costs	2,264	(56)	2,208
- extensions, discoveries and improved recovery, net of future production and development costs	4,868	812	5,680
- changes in estimated future development and abandonment costs	(3,802)	(357)	(4,159)
- development costs incurred during the period that reduced future development costs	8,199	409	8,608
- revisions of quantity estimates	3,725	824	4,549
- accretion of discount	12,527	477	13,004
- net change in income taxes	2,207	(830)	1,377
- purchase of reserves in-place
- sale of reserves in-place	(1,509)	(615)	(2,124)
- changes in production rates (timing) and other	(830)	(53)	(883)
Net increase (decrease)	(946)	286	(660)
Standardized measure of discounted future net cash flows at December 31, 2012	61,292	2,946	64,238

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2013

Eni SpA

/s/ANTONIO CRISTODORO

Antonio Cristodoro
Title: Head of Corporate Secretary's Staff Office

EXHIBIT 1

By-laws of Eni SpA1

Part I – Formation – Name – Registered Office and Duration of the Company

ARTICLE 1
1.1	Eni SpA, formed as a result of the transformation of Ente Nazionale Idrocarburi, a public agency, pursuant to Law No. 136 of February 10, 1953, is governed by these By-laws.
1.2	The first letter of the Company’s name may be written in either upper or lower case.

ARTICLE 2
2.1	The Company’s registered office is located in Rome, and it has two branch offices in San Donato Milanese (Milan).
2.2	The Company may establish and/or close offices, representative offices, affiliates and branch offices either in Italy or abroad, in the manner provided for by law.

ARTICLE 3
3.1	The duration of the Company shall expire on December 31, 2100. Its duration may be extended one or more times by resolution of the Shareholders’ Meeting.

Part II – Corporate Purpose

ARTICLE 4
4.1	The corporate purpose is the direct and/or indirect exercise, through equity holdings in companies or other entities of activities in the field of hydrocarbons and natural gases, such as exploration and development of hydrocarbon fields, the construction and operation of pipelines for transporting the same, the processing, transformation, storage, use and sale of hydrocarbons and natural gases, in compliance with the terms of concessions provided for by law.
The corporate purpose also includes the direct and/or indirect exercise, through equity holdings in companies or other enterprises, of activities in the fields of chemicals, nuclear fuels, geothermal energy, other renewable energy sources and energy in general, in the design and construction of industrial plants, in the mining industry, in the metallurgy industry, in the textile machinery industry, in the water sector, including water diversion, potabilization, purification, distribution and reuse; in the environmental protection sector and the treatment and disposal of waste, as well as any other economic activity that is instrumental, ancillary or complementary to the aforementioned activities.
The corporate purpose also comprises performing and managing the technical and financial coordination of subsidiaries and associated companies and providing financial assistance to them.
The Company may undertake any transactions necessary or useful for the achievement of the corporate purpose; by way of example, it may undertake transactions involving real estate or moveable assets, commercial and industrial transactions, financial and banking transactions of any sort, and any other act that is in any way connected with the corporate purpose with the exception of fundraising on a public basis and the performance of investment services as defined by Legislative Decree No. 58 of February 24, 1998.
The Company may, finally, acquire equity holdings and interests in other companies or enterprises with corporate purposes that are similar, related or complementary to its own or those of companies in which it has equity holdings, either in Italy or abroad, and it may provide secured and/or unsecured guarantees for its own and others’ obligations, including, in particular, sureties.

Part III – Share capital – Shares – Bonds

ARTICLE 5
5.1	The Company’s share capital is equal to euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six), represented by 3,634,185,330 (three billion six hundred and thirty four million one hundred and eighty five thousand three hundred and thirty) ordinary shares without indication of par value.
5.2	Shares may not be split and each share gives entitlement to one vote.
5.3	The status of shareholder in itself constitutes approval of these By-laws.

ARTICLE 6
6.1	Pursuant to Article 3 of Decree Law No. 332 of May 31, 1994, ratified with amendments by Law No. 474 of July 30, 1994, no shareholder may hold, in any capacity, more than 3% of the Company’s share capital.
The calculation of such maximum shareholding limit also takes account of the aggregate shareholding held by the controlling party, whether a natural or legal person or company; subsidiaries under direct or indirect control, as

(1)	The English text is a translation of the Italian official "By-laws of Eni SpA". For any conflict or discrepancies between the two texts the Italian text shall prevail.

well as entities controlled by the same controlling party; linked entities and persons related to the second degree by blood or marriage, with the exception of legally separated spouses.
A relationship of control, including with reference to entities other than companies, exists in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Italian Civil Code.
A link exists in the case set forth in Article 2359, paragraph 3, of the Italian Civil Code as well as between entities that directly or indirectly, by way of subsidiaries other than those managing investment funds, participate, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or other equity holdings in third-party companies or, in any event, in agreements as referred to in Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third-party companies if said agreements involve least 10% of voting share capital if they are listed companies or 20% if they are unlisted companies.
The calculation of the aforementioned shareholding limit (3%) also takes account of shares held by any fiduciary and/or nominee.
Any voting rights and any other non-financial rights attached to shares held in excess of the maximum limit indicated above may not be exercised and the voting rights of each shareholder to whom such limit applies shall be reduced in proportion, unless otherwise jointly specified in advance by the parties involved. If the voting rights of shares exceeding this limit are exercised, any shareholders’ resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Italian Civil Code if the required majority would not have been reached without the votes exceeding the aforementioned maximum limit.
Shares for which voting rights may not be exercised shall nevertheless be included in the determination of the quorum at Shareholders’ Meetings.
6.2	Pursuant to Article 2, paragraph 1, of Decree-Law No. 332 of May 31, 1994, ratified with amendments by Law No. 474 of July 30, 1994, as amended by Article 4, paragraph 227, of Law No. 350 of December 24, 2003, the Minister of the Economy and Finance retains the following special powers to be exercised in agreement with the Minister of Economic Development and in accordance with the criteria set out in the Decree issued by the President of the Council of Ministers on June 10, 2004:
	a)	power of opposition to the acquisition of material shareholdings, which pursuant to the Decree issued by the Minister of Treasury on October 16, 1995 are shareholdings of at least 3% of share capital with voting rights at the ordinary Shareholders’ Meeting, by parties subject to the shareholding limit as set forth in Article 3 of Decree-Law No. 332 of May 31, 1994, ratified with amendments by Law No. 474 of July 30, 1994. Such opposition shall be expressed within ten days of the date of the notice to be filed by the directors at the time request is made for registration in the shareholders’ register if the Minister determines that such an acquisition may prejudice the vital interests of the Italian State. Pending expiry of the ten-day term, the voting rights and other non-financial rights attached to the shares representing a material shareholding may not be exercised. If the power of opposition is exercised, with a measure duly explicating the prejudice that the transaction may cause to the vital interests of the Italian State, the transferee may not exercise the voting rights or any other non-financial rights attached to the shares representing a material shareholding and must dispose of said shares within one year. In the event of failure to comply, the court, upon a request from the Minister of the Economy and Finance, shall order the disposal of the shares representing a material shareholding in accordance with the procedures set forth in Article 2359-ter of the Italian Civil Code. The measure exercising the right of opposition may be challenged by the transferee before the Lazio Regional Administrative Court within sixty days;
	b)	power of opposition to the conclusion of shareholders’ agreements as referred to in Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as provided for in the Treasury Minister’s Decree of October 16, 1995 – at least 3% of share capital with voting rights at the ordinary Shareholders’ Meeting. For the purposes of exercising said power of opposition, Consob shall notify the Minister of the Economy and Finance of any such agreements notified to it pursuant to Article 122 of Legislative Decree 58 of February 24, 1998. The power of opposition shall be exercised within ten days of the date of the notice from Consob. Pending expiry of the ten-day term, the voting rights and other non-financial rights attached to the shares held by the shareholders who have entered into such shareholders’ agreements may not be exercised. If the power of opposition is exercised, with a measure duly explicating the prejudice that the shareholders’ agreements may cause to the vital interests of the Italian State, the shareholders’ agreements shall be null and void. If the actions at Shareholders’ Meetings of the shareholders who had entered into the shareholders’ agreements referred to in Article 122 of Legislative Decree No. 58 of February 24, 1998 should suggest that they were continuing to abide by the undertakings given in such agreements, any resolutions approved with their vote, if decisive for approval, may be challenged. The measure exercising the right of opposition may be challenged by the shareholders party to the above-mentioned agreements before the Lazio Regional Administrative Court within sixty days;
	c)	power of veto, duly supported by explication of the effective prejudice to the vital interests of the Italian State, with respect to resolutions to wind up the Company, to transfer the business, to merge, to demerge, to transfer the Company’s registered office abroad, to change the corporate purpose or to amend the By-laws so as to eliminate or modify the powers set out in this Article. The measure exercising the right of opposition may be challenged by the dissenting shareholders before the Lazio Regional Administrative Court within sixty days;

d)	power of appointment of one non-voting director. Should the office of said director be vacated, the Minister of the Economy and Finance, in agreement with the Minister of Economic Development, shall appoint a replacement.

ARTICLE 7
7.1	When shares are fully paid up, and if the law so allows, they may be issued to bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations shall be carried out at the shareholder’s expense.

ARTICLE 8
8.1	If for whatever reason a share should belong to more than one person, the rights attaching to said share may be exercised by only one person or by a proxy acting for all co-holders.

ARTICLE 9
9.1	The Shareholders’ Meeting may resolve to increase the Company share capital and set the terms, conditions and means thereof.
9.2	The Shareholders’ Meeting may resolve to increase the Company share capital by issuing shares, including shares of different classes, to be granted for no consideration pursuant to Article 2349 of the Italian Civil Code.

ARTICLE 10
10.1	Payments in respect of shares may be called by the Board of Directors in one or more installments.
10.2	Shareholders who are late in payment shall be charged interest calculated at the official discount rate established by the Bank of Italy, without prejudice to the provisions of Article 2344 of the Italian Civil Code.

ARTICLE 11
11.1	The Company may issue bonds, including convertible bonds and warrants, in compliance with the provisions of law.

Part IV – Shareholders’ Meetings

ARTICLE 12
12.1	Ordinary and extraordinary Shareholders’ Meetings shall normally be held at the Company’s registered office unless otherwise decided by the Board of Directors, provided however they are held in Italy.
12.2	The ordinary Shareholders’ Meeting shall be called at least once a year, within 180 days of the end of the Company’s financial year, to approve the financial statements, since the Company is required to draw up consolidated financial statements.
12.3	The directors shall call a Shareholders’ Meeting without delay when shareholders representing at least one twentieth of the share capital so request. Shareholders’ Meetings may not be called upon the request of the shareholders for matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the directors or on the basis of a project or report of the directors themselves. The shareholders who request a meeting to be convened shall prepare a report on the proposals relating to the matters to be discussed. The Board of Directors shall make the report available to the public, together with its own evaluations, if any, at the Company’s registered office, on the Company’s website and in any other manner established in Consob regulations at the time the notice calling the meeting is published.
12.4	The Board of Directors shall make a report on each of the items on the agenda available to the public as provided for in the previous paragraph by the deadlines for publication of the notice calling the Shareholders’ Meeting for each of the items on the agenda.

ARTICLE 13
13.1	The Shareholders’ Meeting shall be called by way of a notice published on the Company’s website, as well as in accordance with the procedures specified in Consob regulations, by the statutory deadlines and in accordance with applicable law.
Shareholders who severally or jointly represent at least one fortieth of the Company’s share capital may ask for items to be added to the agenda by submitting a request within ten days of publication of the notice calling the meeting, unless a different term is provided for by law, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Requests, together with the certificate attesting ownership of the shares, are submitted in writing, by mail or electronically in the manners provided for in the notice calling the meeting. These proposed resolutions may be presented individually at the Shareholders’ Meeting by persons entitled to vote. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the directors other than the report on the items in the agenda, may not be added to the agenda. The Board of Directors shall give notice of the additions to the agenda or the proposed resolutions approved in the same manner prescribed for the publication of the notice calling the meeting at least fifteen days before the date set for the Shareholders’ Meeting, unless a different term is required by law. The proposed resolutions on items already on the agenda are made available to the public as prescribed by Article 12.3 of these By-laws, simultaneous with publication of the announcement of their presentation. The requesting or proposing shareholders shall send, by the final deadline for the submission of requests for additions to the agenda or of proposed resolutions, a report to the Board of Directors, explaining the reasons for the addition or the proposed resolution. The Board of Directors shall make the report available to the public, together with its own evaluations, if any, at the same time as the publication of the notice of the additions to the agenda or of the presentation of proposed resolutions in the manner set out in Article 12.3 of these By-laws.
13.2	Entitlement to attend and cast a vote at the Shareholders’ Meeting shall be certified by a statement submitted by an authorized intermediary on the basis of its accounting records to the Company on behalf of the person entitled to vote. The statement shall be issued by the intermediary on the basis of the balances on the accounts recorded at the end of the seventh trading day prior to the date of the Shareholders’ Meeting. Credit or debit records entered on the accounts after this deadline shall not be considered for the purpose of determining entitlement to exercise voting rights at the Shareholders’ Meeting. The statement issued by the authorized intermediary must reach the Company by the end of the third trading day prior to the date of the Shareholders’ Meeting, or by any other deadline established by Consob regulations issued in agreement with the Bank of Italy. Shareholders shall nevertheless be entitled to attend the meeting and cast a vote if the statements are received by the Company after the deadlines indicated above, provided they are received before the start of proceedings of the given call. For the purposes of this Article, reference is made to the date of first call, provided that the dates of any subsequent calls are indicated in the notice calling the meeting; otherwise, the date of each call is deemed the reference date.

ARTICLE 14
14.1	Those persons who are entitled to vote may appoint a party to represent themselves at the Shareholders’ Meeting by means of a written proxy or in electronic form in the manner set forth by current laws. Electronic notification of the proxy may be made through a special section of the Company’s website as indicated in the notice calling the meeting. In order to simplify proxy voting by shareholders who are employees of the Company or of its subsidiaries and belong to shareholders associations that meet applicable statutory requirements, locations for communications and collecting proxies shall be made available to said associations in accordance with the terms and conditions agreed from time to time with the legal representatives of said associations.
14.2	The Chairman of the meeting shall verify the validity of proxies and, in general, entitlement to participate in the Meeting.
14.3	The right to vote may also be exercised by correspondence in accordance with the applicable provisions of law and regulations. If envisaged in the notice calling the meeting, those persons entitled to vote may participate in the Shareholders’ Meeting by means of telecommunication systems and exercise their right to vote by electronic means in accordance with the provisions of law, applicable regulations and the Shareholders’ Meeting Rules.
14.4	The Shareholders’ Meetings are governed by the Shareholders’ Meeting Rules as approved with a resolution of the ordinary Shareholders’ Meeting.
14.5	The Company may designate a person for each Shareholders’ Meeting to whom the shareholders may confer a proxy with voting instructions on all or some of the items on the agenda, as provided for by law and regulations, by the end of the second trading day preceding the date set for the Shareholders’ Meeting including for calls subsequent to the first. Such proxy shall not be valid for items in respect of which no voting instructions have been provided.

ARTICLE 15
15.1	The Shareholders’ Meeting is chaired by the Chairman of the Board of Directors, or in the event of the Chairman’s absence or impediment, by the Chief Executive Officer; in their absence, the Shareholders’ Meeting shall elect its own Chairman.
15.2	The Chairman of the meeting is assisted by a Secretary, who need not be a shareholder, to be designated by the participants in the meeting, and may appoint one or more scrutineers.

ARTICLE 16
16.1	The ordinary Shareholders’ Meeting decides on all matters for which it is legally responsible and authorizes the transfer of the business.
16.2	The ordinary and extraordinary Shareholders’ Meetings are normally held after more than one call, as provided for in these By-laws; their resolutions in first, second or third call must be passed with the majorities required by law in each case. The Board of Directors may, if deemed necessary, establish that both the ordinary and the extraordinary Shareholders’ Meetings shall be held after a single call. In case of a single call, the majorities required by law in this case shall apply.
16.3	The resolutions of the Shareholders’ Meeting, approved in accordance with the law and these By-laws, shall be binding on all shareholders, including those dissenting or not present.
16.4	The minutes of ordinary meetings shall be signed by the Chairman and the Secretary.
16.5	The minutes of extraordinary meetings shall be drawn up by a notary public.

Part V – The Board of Directors

ARTICLE 17
17.1	The Company is governed by a Board of Directors consisting of no fewer than three and no more than nine members. The Shareholders’ Meeting shall determine the number within these limits.
The Minister of the Economy and Finance in agreement with the Minister of Economic Development may appoint an additional non-voting director, pursuant to Article 6.2, letter d), of the By-laws.
17.2	The directors shall be appointed for a period of up to three financial years; this term shall lapse on the date of the Shareholders’ Meeting convened to approve the financial statements for their last year in office. They may be re-elected.
17.3	The Board of Directors, except for the member appointed pursuant to Article 6.2, letter d) of these By-laws, shall be elected by the Shareholders’ Meeting on the basis of slates presented by shareholders and by the Board of Directors. The candidates shall be listed on the slates in numerical order.
The slates shall be filed with the Company’s registered office, including remotely in the manner indicated in the notice calling the meeting, by the twenty-fifth day before the date of the Shareholders’ Meeting at first or single call convened to appoint the members of the Board of Directors. They shall be made available to the public as provided for by law and Consob regulations at least twenty-one days before the date set for the Shareholders’ Meeting at first or single call. Each shareholder may, severally or jointly, submit and vote on a single slate only. Controlling persons, subsidiaries and companies under common control may not submit or participate in the submission of other slates, nor can they vote on them, either directly or through nominees or trustees. As used herein, subsidiaries are those companies referred to in Article 93 of Legislative Decree No. 58 of February 24, 1998. Each candidate may stand on a single slate, on penalty of disqualification. Only those shareholders who, severally or jointly, represent at least 1% of share capital or any other threshold established by Consob regulations shall be entitled to submit a slate. Ownership of the minimum holding needed to submit slates shall be determined with regard to the shares registered to the shareholder on the day on which the slates are filed with the Company. Related certification may be submitted after the filing, provided that submission takes place by the deadline set for the publication of the slates by the Company.
At least one director, if there are no more than five directors, or at least three directors, if there are more than five, shall satisfy the independence requirements established for the members of the board of statutory auditors of listed companies.
The candidates meeting such independence requirements shall be expressly identified in each slate.
All candidates shall also satisfy the integrity requirements established by applicable law.
Slates that contain three or more candidates shall include candidates of both genders, as specified in the notice calling the Meeting, in order to comply with the applicable gender-balance legislation. When the number of members of the less-represented gender must, by law, be at least three, the slates competing to appoint the majority of the members of the Board of Directors must include at least two candidates of the less-represented gender.
Together with the filing of each slate, on penalty of inadmissibility, the following shall also be filed: the curriculum vitae of each candidate, statements of each candidate accepting his/her nomination and affirming, under his/her personal responsibility, the absence of any grounds making him/her ineligible or incompatible for such position and that he/she satisfies the aforementioned requirements of integrity and independence (where applicable).
The appointed directors shall notify the Company if they should no longer satisfy the independence and integrity requirements or if cause for ineligibility or incompatibility should arise.
The Board of Directors shall periodically evaluate the independence and integrity of its members and whether cause for ineligibility or incompatibility has arisen. If the integrity or independence requirements established by applicable legislation should no longer be met by a director or if cause for ineligibility or incompatibility should have arisen, the Board of Directors shall declare the director disqualified and replace him/her or shall invite him/her to rectify the situation of incompatibility by a deadline set by the Board itself, on penalty of disqualification.
Directors shall be elected in the following manner:
a)	seven-tenths of the directors to be elected shall be drawn from the slate that receives the most votes of the shareholders in the order in which they appear on the slate, rounded off in the event of a decimal number to the next lowest whole number;
b)	the remaining directors shall be drawn from the other slates. Said slates shall not be connected in any way, directly or indirectly, to the shareholders who have submitted or voted the slate that receives the largest number of votes. For this purpose, the votes received by each slate shall be divided by one or two or three depending upon the number of directors to be elected. The quotients, or points, thus obtained shall be assigned progressively to candidates of each slate in the order given in the slates themselves. The candidates of all the slates shall be ranked by the points assigned in single list in descending order. Those who receive the most points shall be elected. In the event that more than one candidate receives the same number of points, the candidate elected shall be the person from the slate that has not hitherto had a director elected or that has elected the least number of directors. In the event that none of the slates has yet had a director elected or that all of them have had the same number of directors elected, the candidate among all such slates who has received the highest number of votes shall be elected. In the event of equal slate votes and equal points, the entire Shareholders’ Meeting shall vote again and the candidate elected shall be the person who receives a simple majority of the votes;
c)	if the minimum number of independent directors required under these By-laws has not been elected following the above procedure, the points to be assigned to the candidates draw from the slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidates who do not meet the requirements of independence with the fewest points from among the candidates drawn from all of the slates shall be replaced, starting from the last, by the independent candidates, from the same slate as the replaced candidate (following the order in which they are listed), otherwise by persons meeting the independence requirements appointed in accordance with the procedure set out in letter d). In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the lowest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;
c-bis)	if the application of the procedure set out in letters a) and b) does not permit compliance with the gender-balance rules, the points to attribute to each candidate drawn from the slate shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced, without prejudice to the compliance with the required minimum number of independent directors, by the member of the less-represented gender who may be listed (with the next highest ordinal number) on the same slate as the candidate to be replaced, otherwise by a person to be appointed following the procedure set out in letter d). In cases where candidates from different lists have received the same minimum number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;
d)	to appoint directors who for any reason were not appointed pursuant to the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, to ensure that the composition of the Board of Directors complies with applicable law and the By-laws.
The slate voting procedure shall apply only to the election of the entire Board of Directors.
17.4	The Shareholders’ Meeting may, during the Board’s term of office, change the number of members of the Board of Directors, within the limits established in the first paragraph of this Article, and make the related appointments. The terms of directors so elected shall expire at the same time as those of the directors already in office.
17.5	If, during the year, the office of one or more directors should be vacated, he/she shall be replaced in accordance with Article 2386 of the Italian Civil Code (with exception of the director appointed pursuant to Article 6.2 letter d) of these By-laws). In any case, compliance with the required minimum number of independent directors and the applicable rules concerning gender balance shall not be affected.
If a majority of the directors should vacate their offices, the entire Board shall be considered to have resigned, and the Board shall promptly call a Shareholders’ Meeting to elect a new Board.
17.6	The Board may establish internal committees to provide advice and proposals on specific issues.

ARTICLE 18
18.1	If the Shareholders’ Meeting has not appointed a Chairman, the Board shall elect one from among its members. The director appointed pursuant to Article 6.2, letter d) of the By-laws cannot be appointed as Chairman.
18.2	The Board, acting upon a proposal of the Chairman, shall appoint a Secretary, who need not be affiliated with the Company.

ARTICLE 19
19.1	The Board shall meet in the place indicated in the meeting notice whenever the Chairman or, in the event of his absence or impediment, the Chief Executive Officer deems necessary, or when a written request has been made by the majority of its members. The Board of Directors may also be convened pursuant to Article 28.4 of these By-laws. The meetings of the Board of Directors may be held by video or teleconference on the condition that all of the participants in the meeting can be identified and that all can follow and participate in real time in the discussion of the matters being addressed. The meeting shall be considered duly held in the place where the Chairman and the Secretary are present.
19.2	Notice shall normally be given at least five days in advance of the meeting. In urgent circumstances, the period of notice may be shorter. The Board of Directors shall decide how its meetings are to be convened.
19.3	The Board of Directors shall also be convened when so requested by at least two directors or by one director if the Board consists of three directors, to decide on a specific matter deemed to be of particular importance regarding the management of the Company. Said matter shall be specified in the request.

ARTICLE 20
20.1	The Chairman of the Board or, in his absence, the eldest director in attendance shall chair the meeting.

ARTICLE 21
21.1	For a Board meeting to be valid, a majority of serving directors with voting rights must be present.
21.2	Resolutions shall be approved by a majority of the votes of the directors with voting rights present; in the event of a tie, the person who chairs the meeting shall have a casting vote.

ARTICLE 22
22.1	The resolutions of the Board of Directors shall be registered in the minutes, which shall be recorded in a book kept for that purpose pursuant to the provisions of law, and said minutes shall signed by the Chairman of the meeting and by the Secretary.
22.2	Copies of the minutes shall be considered bona fide if they are signed by the Chairman or the person acting in place of the Chairman and countersigned by the Secretary.

ARTICLE 23
23.1	The Board of Directors is invested with the fullest powers for the ordinary and extraordinary management of the Company and, in particular, has the power to perform all acts it deems advisable for the implementation and achievement of the corporate purpose, with the sole exception of acts that the law or these By-laws reserve to the Shareholders’ Meeting.
23.2	The Board of Directors shall decide the following matters:
-	the merger and proportional demerger of companies in which the Company owns shares or other equity holdings representing at least 90% of the share capital;
-	the establishment and closing of branches;
-	the amendment of the By-laws to comply with the provisions of law.
23.3	The Board of Directors and the Chief Executive Officer shall promptly report to the Board of Statutory Auditors at least every three months and in any event at the time of the meetings of the Board of Directors, on the activity carried out and on the transactions with the most significant impact on performance and the financial position carried out by the Company and its subsidiaries. In particular they shall report to the Board of Statutory Auditors those transactions in which they have an interest, either on their own behalf or on behalf of third parties.

ARTICLE 24
24.1	The Board of Directors may delegate its powers to one of its members with the exception of the director appointed pursuant to Article 6.2, letter d) of these By-laws, within the limits set forth in Article 2381 of the Italian Civil Code. The Board may, in addition, delegate powers to the Chairman to identify and promote integrated projects and international agreements of strategic importance. The Board of Directors may revoke delegated powers at any time, proceeding, in the case of revocation of the powers delegated to the Chief Executive Officer, to appoint another Chief Executive Officer at the same time. The Board of Directors, acting upon a proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for individual acts or categories of acts on other members of the Board of Directors with the exception of the director appointed pursuant to Article 6.2, letter d) of these By-laws. The Chairman and the Chief Executive Officer, within the limits of the authority attributed to them, may delegate and empower Company employees or third parties to represent the Company for individual acts or specific categories of acts.
Further, acting upon proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers (Chief Operating Officers) and determine the powers to be conferred on them, once it has been ascertained that they fulfill the integrity requirements set by law. The Board of Directors shall periodically check the continuing compliance with integrity requirements of the General Managers (Chief Operating Officers). Failure to satisfy these requirements shall result in disqualification from the position.
Acting upon a proposal of the Chief Executive Officer, in agreement with the Chairman and with the approval of the Board of Statutory Auditors, the Board of Directors shall appoint the Officer responsible for preparing financial reporting documents.
The Officer responsible for preparing financial reporting documents shall be selected from among those persons who, for at least three years, have performed:
a)	administration, control or management activities in companies listed on regulated stock exchanges in Italy or other European Union countries or other OECD countries with a share capital of no less than euro 2 million; or
b)	statutory audit activities in companies indicated in letter a) above; or
c)	professional activities or university teaching activities in the financial or accounting sectors; or
d)	management functions in public or private entities with financial, accounting or control expertise.
The Board of Directors shall ensure that the Officer responsible for preparing the financial reporting documents has adequate powers and means to perform the duties of the position and that administrative and accounting procedures are being followed.

ARTICLE 25
25.1	The Chairman and the Chief Executive Officer are severally vested with powers of legal representation of the Company before any judicial or administrative authority and with respect to third parties and exercise signature powers on behalf of the Company.

ARTICLE 26
26.1	The Chairman and the members of the Board of Directors shall be entitled to compensation to be determined by the ordinary Shareholders’ Meeting. Said resolution, once taken, shall remain valid for subsequent financial years until the Shareholders’ Meeting should decide otherwise.

ARTICLE 27
27.1	The Chairman:
a)	represents the Company pursuant to Article 25.1;
b)	chairs the Shareholders’ Meeting pursuant to Article 15.1;
c)	calls and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;
d)	verifies that Board resolutions are implemented;
e)	exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1.

Part VI – The Board of Statutory Auditors

ARTICLE 28
28.1	The Board of Statutory Auditors shall consist of five standing members and two alternate members, chosen from among persons who satisfy the professional and integrity requirements established by the Ministry of Justice Decree No. 162 of March 30, 2000.
Pursuant to the aforementioned decree, the fields closely connected with the business of the Company are: commercial law, business economics and corporate finance.
Similarly, the sectors closely connected with the business of the Company are engineering and geology.
The Statutory Auditors may be appointed as members of the administrative and control bodies of other companies within the limits set by Consob regulations.
28.2	The Board of Statutory Auditors shall be appointed by the Shareholders’ Meeting on the basis of slates presented by shareholders. The candidates shall be listed on the slates in numerical order in a number no greater than the number of members of the body to be appointed.
The procedures set out in Article 17.3 and the provisions issued in Consob regulations shall apply to the submission, filing and publication of candidate slates.
Slates shall be divided into two sections: the first containing candidates for appointment as standing Statutory Auditors and the second containing candidates for appointment as alternate Statutory Auditors. At least the first candidate in each section must be entered in the register of auditors and have carried out statutory audit activities for no less than three years.
Slates that, considering both sections together, contain three or more candidates shall include, in the section for standing Statutory Auditors, candidates of both genders, as specified in the notice calling the Shareholders’ Meeting, in order to comply with the applicable gender-balance legislation. If the section for alternate Statutory Auditors on these slates contains two candidates, they must be of different genders. When the number of members of the less-represented gender must, by law, be at least one, such requirement shall apply only to slates competing to appoint the majority of the members of the Board of Statutory Auditors.
Three standing Statutory Auditors and one alternate Statutory Auditor shall be drawn from the slate that receives the majority of votes. The other two standing Statutory Auditors and the other alternate Statutory Auditor shall be appointed using the procedures set out in Article 17.3, letter b) of the By-laws. Said procedures shall be applied separately to each section of the other slates.
The Shareholders’ Meeting shall appoint the Chairman of the Board of Statutory Auditors from among the standing Statutory Auditors appointed in accordance with Article 17.3 letter b) of these By-laws.
Where the application of the procedure set out above does not permit compliance with the gender-balance rules for standing Statutory Auditors, the points to attribute to each candidate drawn from the standing Statutory Auditor sections of the various slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced by the member of the less-represented gender who may be listed (with the next highest ordinal number) in the standing Statutory Auditor section on the same slate as the candidate to be replaced or, subordinately, in the alternate Statutory Auditor section of the same slate as the candidate to be replaced (in such case, the latter shall take the position of the alternate candidate that replaces him/her). If this does not permit compliance with the gender-balance rules, he/she shall be replaced by a person chosen by the Shareholders’ Meeting with the majority required by law, so as to ensure that the membership of the Board of Statutory Auditors complies with the law and the By-laws. In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of Statutory Auditors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced.
For the appointment of Statutory Auditors who, for any reason, are not appointed using the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, in such a manner as to ensure that the membership of the Board of Statutory Auditors complies with the law and the By-laws.
The slate voting procedure shall apply only in case of appointment of the entire Board of Statutory Auditors.
Should a standing Statutory Auditor from the slate that received a majority of the votes be replaced, the replacement shall be the alternate Statutory Auditor from the same slate; should a standing Statutory Auditor from other slates be replaced, the replacement shall be the alternate Statutory Auditor from those other slates. If the replacement results in non-compliance with gender-balance rules, the Shareholders’ Meeting shall be called as soon as possible to approve the necessary resolutions to ensure compliance.
28.3	Statutory Auditors may be re-elected.
28.4	Subject to prior notification of the Chairman of the Board of Directors, the Board of Statutory Auditors may call Shareholders’ Meetings and meetings of the Board of Directors. The power to call a meeting of the Board of Directors may be exercised individually by each member of the Board of Statutory Auditors; at least two Statutory Auditors are required to call Shareholders’ Meetings.
The meetings of the Board of Statutory Auditors may be held by video or teleconference on the condition that all of the participants in the meetings can be identified and that all can follow and participate in real time in the discussion of the matters being addressed. The meeting shall be considered duly held in the place where the Chairman and the Secretary are present.

Part VII – Financial Statements and Profits

ARTICLE 29
29.1	The Company’s financial year ends on December 31 of each year.
29.2	At the end of each financial year, the Board of Directors shall prepare the Company financial statements in compliance with the provisions of law.
29.3	The Board of Directors may distribute interim dividends to the shareholders during the financial year.

ARTICLE 30
30.1	Entitlement to dividends not collected within five years of the day on which they become payable shall lapse in favor of the Company and such dividends shall be allocated to reserves.

Part VIII – Winding Up and Liquidation of the Company

ARTICLE 31
31.1	In the event the Company is wound up, the Shareholders’ Meeting shall decide the manner of its liquidation and appoint one or more liquidators, establishing their powers and remuneration.

Part IX – General Provisions

ARTICLE 32
32.1	For all matters not expressly governed by these By-laws, the Italian Civil Code and applicable special laws shall apply.
32.2	Pursuant to Article 3, paragraph 2, of Decree Law No. 332 of May 31, 1994, ratified with amendments by Law No. 474 of July 30, 1994, Article 6.1, sixth paragraph, of these By-laws shall not apply to the shareholdings owned by the Ministry of the Economy and Finance, public entities or entities they control.

ARTICLE 33
33.1	The Company retains all legal relationships in respect of assets and liabilities held by the public agency Ente Nazionale Idrocarburi before its transformation.

ARTICLE 34
34.1	The provisions of Articles 17.3, 17.5 and 28.2 directed to ensure compliance with applicable gender-balance legislation shall apply to the first three elections of the Board of Directors and Board of Statutory Auditors after August 12, 2012.

EXHIBIT 8

List of Eni’s subsidiaries for the 2012

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)

EXPLORATION & PRODUCTION

Eni Angola SpA	Italy	100.00
Eni East Africa SpA	Italy	100.00
Eni Mediterranea Idrocarburi SpA	Italy	100.00
Eni Timor Leste SpA	Italy	100.00
Eni West Africa SpA	Italy	100.00
Eni Zubair SpA	Italy	100.00
Ieoc SpA	Italy	100.00
Società Adriatica Idrocarburi SpA	Italy	100.00
Società Ionica Gas SpA	Italy	100.00
Società Oleodotti Meridionali - SOM SpA	Italy	70.00
Società Petrolifera Italiana SpA	Italy	99.96
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Italy	100.00

Agip Caspian Sea BV	Netherlands	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	Nigeria	100.00
Agip Karachaganak BV	Netherlands	100.00
Agip Oil Ecuador BV	Netherlands	100.00
Burren Energy (Bermuda) Ltd	Bermuda	100.00
Burren Energy Congo Ltd	British Virgin Islands	100.00
Burren Energy India Ltd	United Kingdom	100.00
Burren Energy Ltd	Cyprus	100.00
Burren Energy Plc	United Kingdom	100.00
Burren Energy (Services) Ltd	United Kingdom	100.00
Burren Resources Petroleum Ltd	Bermuda	100.00
Burren Shakti Ltd	Bermuda	100.00
Eni AEP Ltd	United Kingdom	100.00
Eni Algeria Exploration BV	Netherlands	100.00
Eni Algeria Ltd Sàrl	Luxembourg	100.00
Eni Algeria Production BV	Netherlands	100.00
Eni Ambalat Ltd	United Kingdom	100.00
Eni America Ltd	United States of America	100.00
Eni Angola Exploration BV	Netherlands	100.00
Eni Angola Production BV	Netherlands	100.00
Eni Arguni I Ltd	United Kingdom	100.00
Eni Australia BV	Netherlands	100.00
Eni Australia Ltd	United Kingdom	100.00
Eni BB Petroleum Inc	United States of America	100.00
Eni Bukat Ltd	United Kingdom	100.00
Eni Bulungan BV	Netherlands	100.00
Eni Canada Holding Ltd	Canada	100.00
Eni CBM Ltd	United Kingdom	100.00
Eni China BV	Netherlands	100.00
Eni Congo SA	Republic of the Congo	100.00
Eni Croatia BV	Netherlands	100.00
Eni Dación BV	Netherlands	100.00
Eni Denmark BV	Netherlands	100.00
Eni East Sepinggan Ltd	United Kingdom	100.00
Eni Elgin/Franklin Ltd	United Kingdom	100.00
Eni Energy Russia BV	Netherlands	100.00
Eni Exploration & Production Holding BV	Netherlands	100.00
Eni Gabon SA	Gabon	99.96
Eni Ganal Ltd	United Kingdom	100.00
Eni Gas & Power LNG Australia BV	Netherlands	100.00

Eni Ghana Exploration and Production Ltd	Ghana	100.00
Eni Hewett Ltd	United Kingdom	100.00
Eni India Ltd	United Kingdom	100.00
Eni Indonesia Ltd	United Kingdom	100.00
Eni International NA NV Sàrl	Luxembourg	100.00
Eni International Resources Ltd	United Kingdom	100.00
Eni Investments Plc	United Kingdom	100.00
Eni Iran BV	Netherlands	100.00
Eni Iraq BV	Netherlands	100.00
Eni Ireland BV	Netherlands	100.00
Eni JPDA 03-13 Ltd	United Kingdom	100.00
Eni JPDA 06-105 Pty Ltd	Australia	100.00
Eni JPDA 11-106 BV	Netherlands	100.00
Eni Krueng Mane Ltd	United Kingdom	100.00
Eni Lasmo Plc	United Kingdom	100.00
Eni Liberia BV	Netherlands	100.00
Eni LNS Ltd	United Kingdom	100.00
Eni Mali BV	Netherlands	100.00
Eni Marketing Inc	United States of America	100.00
Eni Middle East BV	Netherlands	100.00
Eni Middle East Ltd	United Kingdom	100.00
Eni MOG Ltd (in liquidation)	United Kingdom	100.00
Eni Muara Bakau BV	Netherlands	100.00
Eni Norge AS	Norway	100.00
Eni North Africa BV	Netherlands	100.00
Eni North Ganal Ltd	United Kingdom	100.00
Eni Oil Algeria Ltd	United Kingdom	100.00
Eni Oil & Gas Inc	United States of America	100.00
Eni Oil Holdings BV	Netherlands	100.00
Eni Pakistan Ltd	United Kingdom	100.00
Eni Pakistan (M) Ltd Sàrl	Luxembourg	100.00
Eni Papalang Ltd	United Kingdom	100.00
Eni Petroleum Co Inc	United States of America	100.00
Eni Petroleum US Llc	United States of America	100.00
Eni Polska spólka z ograniczona odpowiedzialnoscia	Poland	100.00
Eni Popodi Ltd	United Kingdom	100.00
Eni Rapak Ltd	United Kingdom	100.00
Eni RD Congo SPRL	Democratic Republic of the Congo	100.00
Eni South Salawati Ltd	United Kingdom	100.00
Eni TNS Ltd	United Kingdom	100.00
Eni Togo BV	Netherlands	100.00
Eni Transportation Ltd	United Kingdom	100.00
Eni Trinidad and Tobago Ltd	Trinidad & Tobago	100.00
Eni Tunisia BV	Netherlands	100.00
Eni UHL Ltd	United Kingdom	100.00
Eni UKCS Ltd	United Kingdom	100.00
Eni UK Holding Plc	United Kingdom	100.00
Eni UK Ltd	United Kingdom	100.00
Eni Ukraine Holdings BV	Netherlands	100.00
Eni Ukraine Llc	Ukraine	100.00
Eni ULT Ltd	United Kingdom	100.00
Eni ULX Ltd	United Kingdom	100.00
Eni USA Gas Marketing Llc	United States of America	100.00
Eni USA Inc	United States of America	100.00
Eni US Operating Co Inc	United States of America	100.00
Eni Venezuela BV	Netherlands	100.00
Eni West Timor Ltd	United Kingdom	100.00
First Calgary Petroleums LP	United States of America	100.00
First Calgary Petroleums Partner Co ULC	Canada	100.00
Hindustan Oil Exploration Co Ltd	India	47.18
Ieoc Exploration BV	Netherlands	100.00
Ieoc Production BV	Netherlands	100.00
Lasmo Sanga Sanga Ltd	Bermuda	100.00

Nigerian Agip Exploration Ltd	Nigeria	100.00
Nigerian Agip Oil Co Ltd	Nigeria	100.00
OOO 'Eni Energhia'	Russia	100.00

GAS & POWER

EniPower Mantova SpA	Italy	86.50
EniPower SpA	Italy	100.00
LNG Shipping SpA	Italy	100.00
Società EniPower Ferrara Srl	Italy	51.00
Trans Tunisian Pipeline Co SpA (former Trans Tunisian Pipeline Co Ltd)	Italy	100.00

Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Slovenia	51.00
Distribuidora de Gas Cuyana SA	Argentina	45.60
Distrigas LNG Shipping SA	Belgium	100.00
Eni G&P France BV	Netherlands	100.00
Eni G&P Trading BV	Netherlands	100.00
Eni Gas & Power France SA (former Altergaz SA)	France	99.74
Eni Gas & Power GmbH	Germany	100.00
Eni Gas & Power NV (former Distrigas NV)	Belgium	100.00
Eni Gas Transport Services SA	Switzerland	100.00
Eni Power Generation NV	Belgium	100.00
Eni Wind Belgium NV	Belgium	100.00
Finpipe GIE	Belgium	63.33
Inversora de Gas Cuyana SA	Argentina	76.00
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisia	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisia	100.00
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hungary	52.77
Tigáz-Dso Földgázelosztó kft	Hungary	52.77

REFINING & MARKETING

Costiero Gas Livorno SpA	Italy	65.00
Ecofuel SpA	Italy	100.00
Eni Fuel Centrosud SpA	Italy	100.00
Eni Fuel Nord SpA	Italy	100.00
Eni Rete oil&nonoil SpA	Italy	100.00
Eni trading&shipping SpA	Italy	100.00
Petrolig Srl	Italy	70.00
Petroven Srl	Italy	68.00
Raffineria di Gela SpA	Italy	100.00

Eni Austria GmbH	Austria	100.00
Eni Benelux BV	Netherlands	100.00
Eni Ceská Republika Sro	Czech Republic	100.00
Eni Deutschland GmbH	Germany	100.00
Eni Ecuador SA	Ecuador	100.00
Eni France Sàrl	France	100.00
Eni Hungaria Zrt	Hungary	100.00
Eni Iberia SLU	Spain	100.00
Eni Marketing Austria GmbH	Austria	100.00
Eni Mineralölhandel GmbH	Austria	100.00
Eni Romania Srl	Romania	100.00
Eni Schmiertechnik GmbH	Germany	100.00
Eni Slovenija doo	Slovenia	100.00
Eni Slovensko Spol Sro	Slovakia	100.00
Eni Suisse SA	Switzerland	100.00
Eni Trading & Shipping BV	Netherlands	100.00
Eni trading&shipping Inc	United States of America	100.00
Eni USA R&M Co Inc	United States of America	100.00
Esain SA	Ecuador	100.00

CHEMICALS

Versalis SpA (former Polimeri Europa SpA)	Italy	100.00

Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság	Hungary	100.00
Eni Chemicals Trading (Shanghai) Co Ltd	China	100.00
Polimeri Europa France SAS	France	100.00
Polimeri Europa GmbH	Germany	100.00
Polimeri Europa Ibérica SA	Spain	100.00
Polimeri Europa UK Ltd	United Kingdom	100.00
Versalis International SA (former Polimeri Europa Benelux SA)	Belgium	100.00
Versalis Pacific Trading (Shanghai) Co Ltd	China	100.00

ENGINEERING & CONSTRUCTION

Saipem SpA	Italy	43.12
Denuke Scarl	Italy	23.72
Servizi Energia Italia SpA	Italy	43.12
SnamprogettiChiyoda SAS di Saipem SpA	Italy	43.08

Andromeda Consultoria Tecnica e Representações Ltda	Brazil	43.12
Boscongo SA	Republic of the Congo	43.12
Construction Saipem Canada Inc	Canada	43.12
ER SAI Caspian Contractor Llc	Kazakhstan	21.56
ERS - Equipment Rental & Services BV	Netherlands	43.12
ERSAI Marine Llc	Kazakhstan	21.56
Global Petroprojects Services AG	Switzerland	43.12
Moss Maritime AS	Norway	43.12
Moss Maritime Inc	United States of America	43.12
North Caspian Service Co	Kazakhstan	43.12
Petrex SA	Peru	43.12
Professional Training Center Llc	Kazakhstan	21.56
PT Saipem Indonesia	Indonesia	43.12
Saigut SA de Cv	Mexico	43.12
Saimexicana SA de Cv	Mexico	43.12
Saipem (Beijing) Technical Services Co Ltd	China	43.12
Saipem (Malaysia) Sdn Bhd	Malaysia	17.84
Saipem (Nigeria) Ltd	Nigeria	38.55
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Portugal	43.12
Saipem America Inc	United States of America	43.12
Saipem Asia Sdn Bhd	Malaysia	43.12
Saipem Australia Pty Ltd	Australia	43.12
Saipem Contracting (Nigeria) Ltd	Nigeria	42.23
Saipem Contracting Algérie SpA	Algeria	43.12
Saipem Contracting Netherlands BV	Netherlands	43.12
Saipem do Brasil Serviçõs de Petroleo Ltda	Brazil	43.12
Saipem Drilling Co Private Ltd	India	43.12
Saipem Drilling Norway AS	Norway	43.12
Saipem India Projects Ltd	India	43.12
Saipem International BV	Netherlands	43.12
Saipem Libya Llc - SA.LI.CO. Llc	Libya	43.12
Saipem Ltd	United Kingdom	43.12
Saipem Luxembourg SA	Luxembourg	43.12
Saipem Maritime Asset Management Luxembourg Sàrl	Luxembourg	43.12
Saipem Mediteran Usluge doo (in liquidation)	Croatia	43.12
Saipem Misr for Petroleum Services SAE	Egypt	43.12
Saipem Norge AS	Norway	43.12
Saipem Offshore Norway AS	Norway	43.12
Saipem SA	France	43.12
Saipem Services México SA de Cv	Mexico	43.12
Saipem Services SA	Belgium	43.12
Saipem Singapore Pte Ltd	Singapore	43.12

Saipem UK Ltd (in liquidation)	United Kingdom	43.12
Saipem Ukraine Llc	Ukraine	43.12
Sajer Iraq Co for Petroleum Services Trading General Contracting & Transport Llc	Iraq	25.87
Saudi Arabian Saipem Ltd	Saudi Arabia	25.87
Sigurd Rück AG	Switzerland	43.12
Snamprogetti Canada Inc	Canada	43.12
Snamprogetti Engineering BV	Netherlands	43.12
Snamprogetti Ltd (in liquidation)	United Kingdom	43.12
Snamprogetti Lummus Gas Ltd	Malta	42.69
Snamprogetti Netherlands BV	Netherlands	43.12
Snamprogetti Romania Srl	Romania	43.12
Snamprogetti Saudi Arabia Co Ltd Llc	Saudi Arabia	43.12
Sofresid Engineering SA	France	43.12
Sofresid SA	France	43.12
Sonsub International Pty Ltd	Australia	43.12
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda	Portugal	43.12

OTHER ACTIVITIES

Syndial SpA - Attività Diversificate	Italy	100.00
Ing. Luigi Conti Vecchi SpA	Italy	100.00

CORPORATE AND FINANCIAL COMPANIES

Agenzia Giornalistica Italia SpA	Italy	100.00
Eni Adfin SpA (former Eni Administration & Financial Service SpA)	Italy	99.63
Eni Corporate University SpA	Italy	100.00
EniServizi SpA	Italy	100.00
Serfactoring SpA	Italy	48.82
Servizi Aerei SpA	Italy	100.00

Banque Eni SA	Belgium	100.00
Eni Finance International SA	Belgium	100.00
Eni Finance USA Inc	United States of America	100.00
Eni Insurance Ltd	Ireland	100.00
Eni International BV	Netherlands	100.00

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

Date: April 9, 2013

/s/PAOLO SCARONI

Paolo Scaroni Title: Chief Executive Officer

EXHIBIT 12.2

Certification

I, Massimo Mondazzi, certify that:

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

Date: April 9, 2013

/s/MASSIMO MONDAZZI

Massimo Mondazzi Title: Chief Financial Officer

EXHIBIT 13.1

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2012 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 9, 2013

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

EXHIBIT 13.2

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2012 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 9, 2013

/s/MASSIMO MONDAZZI

Massimo Mondazzi Title: Chief Financial Officer

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.

EXHIBIT 15.a(i)

DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

February 28, 2013

Eni S.p.A.
E&P Division
Ms. Manuela Feudaroli
Vice President, Reserves
Via Emilia 1
20097 San Donato Milanese
Milano, Italy

Dear Ms. Feudaroli:

Pursuant to your request, we have conducted an independent evaluation to serve as a reserves audit of the net proved crude oil, condensate, liquefied petroleum gas (LPG), and natural gas reserves, as of December 31, 2012, of certain properties in Africa, Asia, and Europe owned by Eni S.p.A. (Eni). This evaluation was completed on February 28, 2013. Eni has represented that these properties account for 11.7 percent, on a net equivalent barrel basis, of Eni’s net proved reserves as of December 31, 2012, and that Eni’s net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Eni that it represents to be Eni’s estimates of the net reserves, as of December 31, 2012, for the same properties as those which we have independently evaluated. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Eni.

Reserves included herein are expressed as net reserves as represented by Eni. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2012. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Eni after deducting interests owned by others.

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

DEGOLYER AND MACNAUGHTON	3

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

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production decline curves, reserves were estimated only to the limits of economic production or to the limit of production licenses as appropriate.

Eni has represented that its estimates of condensate and LPG are reported only in combination, since there is no material economic effect in separating the quantities.

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

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and

DEGOLYER AND MACNAUGHTON	4

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

DEGOLYER AND MACNAUGHTON	5

the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12 month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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

DEGOLYER AND MACNAUGHTON	6

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

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil, Condensate, and LPG Prices

Eni has represented that the oil, LPG, and condensate prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. A Brent oil price of 111 United States dollars (U.S.$) per barrel (U.S.$/bbl) was the resulting reference price. Where appropriate, Eni supplied differentials by field to the relevant reference price, and the prices were held constant thereafter. Eni has represented that LPG and condensate are not separately considered. The volume-weighted average prices in this report were as follows:

DEGOLYER AND MACNAUGHTON	7

Oil (U.S.$/bbl)	Condensate and LPG (U.S.$/bbl)

Africa	106.66	93.21
Asia	116.44	-
Europe	-	60.54

Average for Total	106.72	92.71

Natural Gas Prices

Eni has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. A significant quantity of the gas sold by Eni is subject to contract prices, and the range of such prices is varied. A reference price is the United Kingdom National Balancing Point Index, which was U.S.$9.50 per million British thermal units. Where appropriate, Eni supplied differentials by field to the relevant reference price and the prices were held constant thereafter. The volume-weighted average gas prices in this report were as follows, expressed in United States dollars per thousand cubic feet (U.S.$/Mcf):

Gas (U.S.$/Mcf)

Africa	4.03
Asia	-
Europe	10.52

Average for Total	6.73

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Eni, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used

DEGOLYER AND MACNAUGHTON	8

because of anticipated changes in operating conditions. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil, condensate, LPG, and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the oil, condensate, LPG, and gas reserves as of December 31, 2012, estimated herein. The reserves estimated in this report can be produced under current regulatory guidelines.

Eni has represented that its estimated net proved reserves attributable to the reviewed properties in Africa, Asia, and Europe are based on the definitions of proved reserves of the SEC. Eni represents that its estimates of the net proved reserves attributable to these properties, which represent 11.7 percent of Eni’s reserves on a net equivalent basis, are as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

Estimated by Eni Net Proved Reserves as of December 31, 2012

	Oil (MMbbl)	Condensate and LPG (MMbbl)	Marketable Gas (Bcf)	Oil Equivalent (MMboe)

Properties reviewed by DeGolyer and MacNaughton
Total Proved	428	20	2,163	841

Note: Gas is converted to oil equivalent using a factor of 5,492 cubic feet of gas per 1 barrel of oil equivalent.

In our opinion, the information relating to estimated proved reserves of oil, condensate, LPG, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S–K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

DEGOLYER AND MACNAUGHTON	9

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
DeGolyer and MacNaughton

DEGOLYER AND MACNAUGHTON

CERTIFICATE of QUALIFICATION

I, Lloyd W. Cade Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Eni dated February 28, 2013, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.	That I attended Kansas State University, and that I graduated with a Bachelor of Science degree in Mechanical Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have approximately 30 years of experience in oil and gas reservoir studies and reserves evaluations.

SIGNED: February 28, 2013

/s/ LLOYD W. CADE, P.E.

Lloyd W. Cade, P.E.
[SEAL]
Senior Vice President
DeGolyer and MacNaughton

EXHIBIT 15.a(ii)

Eni S.p.A.

Estimated

Future Reserves and Income

Attributable to Certain

Interests

SEC Parameters

As of

December 31, 2012

\s\ Herman Acuña	\s\ Gabrielle Guerre
Herman G. Acuña, P.E.	Gabrielle Guerre, P.E.
TBPE License No. 92254	TBPE License No. 109935
Managing Senior Vice President – International	Petroleum Engineer

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

[SEAL]	[SEAL]

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

February 15, 2013

Eni S.p.A
E&P Division
Ms. Manuela Feudaroli
Vice President Reserves
Via Emilia 1
20097 San Donato Milanese
Milano, Italy

Dear Ms. Feudaroli:

At the request of Eni S.p.A. (Eni), Ryder Scott Company, L.P (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves as prepared by Eni’s engineering and geological staff as of December 31, 2012 based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party reserves audit, completed on February 14, 2013 and presented herein, was prepared for public disclosure by Eni in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. Eni has indicated that the proved net reserves attributable to the properties that we reviewed account for 22 percent of their total net proved remaining hydrocarbon reserves. The subject properties are located in the following geographic locations:

• Africa
• Asia
• Americas

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

Based on our review, including the data, technical processes and interpretations presented by Eni, it is our opinion that the overall procedures and methodologies utilized by Eni in preparing their estimates of the proved reserves as of December 31, 2012 comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by Eni are, in the aggregate, reasonable within 5 percent of Ryder Scott’s estimates which is less than the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

SUITE 600, 1015 4TH STREET, S.W.	CALGARY, ALBERTA T2R 1J4	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

Eni S.p.A. – Third Party
February 15, 2013

The conclusions discussed in this report, as of December 31, 2012, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered may differ significantly from the estimated quantities audited by Ryder Scott.

Reserves Included in This Report

In our opinion, the proved reserves discussed herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled "Petroleum Reserves Definitions" is included as an attachment to this report. The various proved reserve status categories are defined under the attachment entitled "Petroleum Reserves Status Definitions and Guidelines" in this report.

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

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party
February 15, 2013

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

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party
February 15, 2013

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

The proved reserves for the properties included herein were estimated by performance methods, analogy methods, the volumetric method, or a combination of performance and volumetric methods. These performance methods include, but may not be limited to, decline curve analysis and analogy which utilized extrapolations of historical production and pressure data available through December 2012 in those cases where such data were considered to be definitive. The data utilized in this analysis were supplied to Ryder Scott by Eni and were considered sufficient for the purpose thereof. The volumetric method was used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The volumetric analysis utilized pertinent well and seismic data supplied to Ryder Scott by Eni that were available through December 2012. The data utilized from the well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

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

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party
February 15, 2013

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

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party
February 15, 2013

Eni furnished us with the above mentioned average prices in effect on December 31, 2012. Eni has assured us that these initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. The average dated Brent oil price of $111/bbl was used by Eni. Eni also provided us with the gas prices based on their gas sales agreements. All gas prices shown below are in dollars per thousand cubic meters ($/kmc). The average realized prices provided by Eni and used in our evaluation are as follows:

Geographic Area	Product	Average Realized Prices

Africa
Gas	$353.60/kmc
Oil & Condensate	$106.80/bbl

Asia
Gas	$112.49/kmc
Oil	$101.53/bbl

Americas
Gas	$136.77/kmc
Oil & Condensate	$105.22/bbl
NGL	$43.24/bbl

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

The proved developed and undeveloped reserves in this report have been incorporated herein in accordance with Eni’s plans to develop these reserves as of December 31, 2012. The implementation of Eni’s development plans as presented to us and incorporated herein is subject to the approval process adopted by Eni’s management. As the result of our inquires during the course of

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party
February 15, 2013

preparing this report, Eni has informed us that the development activities included herein have been subjected to and received the internal approvals required by Eni’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Eni. Additionally, Eni has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

Current costs used by Eni were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy-five years. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

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

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party
February 15, 2013

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

Very truly yours,

RYDER SCOTT COMPANY, L. P.
TBPE Firm Registration No. F-1580

/s/ HERMAN G. ACUÑA, P.E.

Herman G. Acuna, P.E.
Texas P.E. License No. 92254
[SEAL]	Managing Senior Vice President – International

\s\ GABRIELLE GUERRE

Gabrielle Guerre, P.E.
TBPE License No. 109935
Petroleum Engineer

[SEAL]
HGA(DPR)/pl

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Herman G. Acuña was the primary technical person responsible for overseeing the independent estimation of the reserves, future production and income to render the audit conclusions of the report.

Mr. Acuña, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 1997, is a Managing Senior International Vice President and Board Member. He serves as an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Acuña served in a number of engineering positions with Exxon. For more information regarding Mr. Acuña’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com.

Mr. Acuña earned a Bachelor (Cum Laude) and a Masters (Magna Cum Laude) of Science degree in Petroleum Engineering from The University of Tulsa in 1987 and 1989 respectively. He is a registered Professional Engineer in the State of Texas, a member of the Association of International Petroleum Negotiators (AIPN) and the Society of Petroleum Engineers (SPE).

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Acuña fulfills. Mr. Acuña has attended formalized training and conferences including dedicated to the subject of the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Mr. Acuña has recently taught various company reserves evaluation schools in Argentina, China, Denmark, Spain and the U.S.A. Mr. Acuña has participated in various capacities in reserves conferences such as being a panelist at Trinidad and Tobago’s Petroleum Conference, delivering the reserves evaluation seminar during IAPG convention in Mendoza, Argentina and chairing the first Reserves Evaluation Conference in the Middle East in Dubai, U.A.E.

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

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

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

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

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