Form 20-F
period 2014-12-31
ENI SPA
filed 2015-04-02
CIK 1002242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
————————————————————
Form 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
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
                                        Ordinary shares of euro 1.00 each                                                                                                                                                                3,634,185,330

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	No
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

Unless otherwise specified or the context otherwise requires, references herein to "dollars", "$", "U.S. dollars", "US$" and "USD" are to the currency of the United States, and references to "euro", "€" and "EUR" are to the currency of the European Monetary Union.

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

GLOSSARY

A glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

Leverage	A non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure which in the case of the Company refers to IFRS, see "Item 5 – Financial Condition".

Net borrowings	Eni evaluates its financial condition by reference to "net borrowings", which is a non-GAAP measure. Eni calculates net borrowings as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure which in the case of the Company refers to IFRS, see "Item 5 – Financial condition".

TSR (Total Shareholder Return)	Management uses this measure to asses the total return of the Eni share. It is calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

Business terms

AEEGSI (Authority for Electricity Gas and Water) formerly AEEG (Authority for Electricity and Gas)	The Regulatory Authority for Electricity Gas and Water is the Italian independent body which regulates, controls and monitors the electricity, gas and water sectors and markets in Italy. The Authority’s role and purpose is to protect the interests of users and consumers, promote competition and ensure efficient, cost-effective and profitable nationwide services with satisfactory quality levels.

Associated gas	Associated gas is a natural gas found in contact with or dissolved in crude oil in the reservoir. It can be further categorized as Gas-Cap Gas or Solution Gas.

Average reserve life index	Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel/BBL	Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

BOE	Barrel of Oil Equivalent. It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a certain coefficient (see "Conversion Table").

Concession contracts	Contracts currently applied mainly in Western countries regulating relationships between states and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on exploration, development and production activities and for this reason it acquires a right to hydrocarbons extracted against the payment of royalties on production and taxes on oil revenues to the state.

Condensates	Condensates is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

Consob	The National Commission for listed companies and the stock exchange of Italy.

Contingent resources	Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, but the applied project(s) are not yet considered mature enough for commercial development due to one or more contingencies.

Conversion capacity	Maximum amount of feedstock that can be processed in certain dedicated facilities of a refinery to obtain finished products. Conversion facilities include catalytic crackers, hydrocrackers, visbreaking units, and coking units.

Conversion index	Ratio of capacity of conversion facilities to primary distillation capacity. The higher the ratio, the higher is the capacity of a refinery to obtain high value products from the heavy residue of primary distillation.

Deep waters	Waters deeper than 200 meters.

Development	Drilling and other post-exploration activities aimed at the production of oil and gas.

Enhanced recovery	Techniques used to increase or stretch over time the production of wells.

EPC	Engineering, Procurement and Construction.

EPCI	Engineering, Procurement, Construction and Installation.

Exploration	Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis and well drilling.

FPSO	Floating Production Storage and Offloading System.

FSO	Floating Storage and Offloading System.

Infilling wells	Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG	Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed back into its natural gaseous state and consumed. One tonne of LNG corresponds to 1,400 cubic meters of gas.

LPG	Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Margin	The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemical products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Mineral Potential	(Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage	According to Legislative Decree No. 164/2000, these are volumes required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons. The purpose is to ensure production flexibility as required by long-term purchase contracts as well as to cover technical risks associated with production.

Modulation Storage	According to Legislative Decree No. 164/2000, these are volumes required for meeting hourly, daily and seasonal swings in demand.

Natural gas liquids (NGL)	Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that were previously defined as natural gasoline, are natural gas liquids.

Network Code	A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Over/Under lifting	Agreements stipulated between partners which regulate the right of each to its share in the production for a set period of time. Amounts lifted by a partner different from the agreed amounts determine temporary Over/Under lifting situations.

Possible reserves	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

Probable reserves	Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

Primary balanced refining capacity	Maximum amount of feedstock that can be processed in a refinery to obtain finished products measured in BBL/d.

Production Sharing Agreement (PSA)	Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, among others, regulating relationships between states and oil companies with regard to the exploration and production of hydrocarbons. The mineral right is awarded to the national oil company jointly with the foreign oil company that has an exclusive right to

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
NOT APPLICABLE

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
NOT APPLICABLE

Item 3. KEY INFORMATION

Selected Financial Information

The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The tables below present Eni selected historical financial data prepared in accordance with IFRS as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014.

The selected historical financial data presented herein are derived from Eni’s Consolidated Financial Statements included in Item 18.

All such data should be read in connection with the Consolidated Financial Statements and the related notes thereto included in Item 18.

Year ended December 31,

2010	2011	2012	2013	2014

(euro million except data per share and per ADR)
CONSOLIDATED PROFIT STATEMENT DATA
Net sales from continuing operations	96,617	107,690	127,109	114,697	109,847
Operating profit by segment from continuing operations
Exploration & Production	13,866	15,887	18,470	14,868	10,766
Gas & Power	896	(326)	(3,125)	(2,967)	186
Refining & Marketing	149	(273)	(1,264)	(1,492)	(2,229)
Chemicals	(86)	(424)	(681)	(725)	(704)
Engineering & Construction	1,302	1,422	1,453	(98)	18
Other activities	(1,384)	(427)	(300)	(337)	(272)
Corporate and financial companies	(361)	(319)	(341)	(399)	(246)
Impact of unrealized intragroup profit elimination and other consolidation adjustments (1)	1,100	1,263	996	38	398
Operating profit from continuing operations	15,482	16,803	15,208	8,888	7,917
Net profit attributable to Eni from continuing operations	6,252	6,902	4,200	5,160	1,291
Net profit (loss) attributable to Eni from discontinued operations	66	(42)	3,590
Net profit attributable to Eni	6,318	6,860	7,790	5,160	1,291
Data per ordinary share (euro) (2)
Operating profit:
- basic	4.27	4.64	4.20	2.45	2.19
- diluted	4.27	4.64	4.20	2.45	2.19
Net profit attributable to Eni basic and diluted from continuing operations	1.72	1.90	1.16	1.42	0.36
Net profit attributable to Eni basic and diluted from discontinued operations	0.02	(0.01)	0.99
Net profit attributable to Eni basic and diluted	1.74	1.89	2.15	1.42	0.36
Data per ADR ($) (2) (3)
Operating profit:
- basic	11.33	12.92	10.79	6.51	5.82
- diluted	11.33	12.92	10.79	6.51	5.82
Net profit attributable to Eni basic and diluted from continuing operations	4.56	5.32	2.98	3.77	0.96
Net profit attributable to Eni basic and diluted from discontinued operations	0.05	(0.03)	2.54
Net profit attributable to Eni basic and diluted	4.62	5.26	5.53	3.77	0.96

(1)	This item pertains to intragroup sales of commodities and capital goods recorded in the assets of the purchasing business segment as of the end of the reporting period.
(2)	Euro per share or U.S. dollars per American Depositary Receipt (ADR), as the case may be. One ADR represents two Eni shares. The dividend amount for 2014 is based on the proposal of Eni’s management which is submitted to approval at the Annual General Shareholders’ Meeting scheduled on May 13, 2015.
(3)	Eni’s financial statements are stated in euro. The translations of certain euro amounts into U.S. dollars are included solely for the convenience of the reader. The convenient translations should not be construed as representations that the amounts in euro have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange. Data per ADR, with the exception of dividends, were translated at the EUR/US$ average exchange rate as recorded by in the Federal Reserve Board official statistics for each year presented (see the table on page 5). Dividends per ADR for the years 2010 through 2013 were translated into U.S. dollars for each year presented using the Noon Buying Rate on payment dates, as recorded on the payment date of the interim dividend and of the balance to the full-year dividend, respectively.
The dividend for 2014 based on the management’s proposal to the General Shareholders’ Meeting and subject to approval was translated as per the portion related to the interim dividend (euro 1.12 per ADR) at the Noon Buying Rate recorded on the payment date on September 22, 2014, while the balance of euro 1.12 per ADR was translated at the Noon Buying Rate as recorded on December 31, 2014. The balance dividend for 2014 once the full-year dividend is approved by the Annual General Shareholders’ Meeting is payable on May 20, 2015 to holders of Eni shares, being the ex-dividend date May 18, 2015, while ADRs holders will be paid on June 5, 2015.

As of December 31,

2010	2011	2012	2013	2014

(euro million except data per share and per ADR)
CONSOLIDATED BALANCE SHEET DATA
Total assets	131,860	142,945	140,192	138,341	146,207
Short-term and long-term debt	27,783	29,597	24,192	25,560	25,891
Capital stock issued	4,005	4,005	4,005	4,005	4,005
Non-controlling interest	4,522	4,921	3,357	2,839	2,455
Shareholders’ equity - Eni share	51,206	55,472	59,060	58,210	59,754
Capital expenditures from continuing operations	12,450	11,909	12,805	12,800	12,240
Weighted average number of ordinary shares outstanding (fully diluted - shares million)	3,622	3,623	3,623	3,623	3,610
Dividend per share (euro) (1)	1.00	1.04	1.08	1.10	1.12
Dividend per ADR ($) (1) (2)	2.64	2.73	2.82	3.00	2.79

(1)	Euro per share or U.S. dollars per American Depositary Receipt (ADR), as the case may be. One ADR represents two Eni shares. The dividend amount for 2014 is based on the proposal of Eni’s management which is submitted to approval at the Annual General Shareholders’ Meeting scheduled on May 13, 2015.
(2)	Eni’s financial statements are stated in euro. The translations of certain euro amounts into U.S. dollars are included solely for the convenience of the reader. The convenient translations should not be construed as representations that the amounts in euro have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange. Data per ADR, with the exception of dividends, were translated at the EUR/US$ average exchange rate as recorded by in the Federal Reserve Board official statistics for each year presented (see the table on page 5). Dividends per ADR for the years 2010 through 2013 were translated into U.S. dollars for each year presented using the Noon Buying Rate on payment dates, as recorded on the payment date of the interim dividend and of the balance to the full-year dividend, respectively.
The dividend for 2014 based on the management’s proposal to the General Shareholders’ Meeting and subject to approval was translated as per the portion related to the interim dividend (euro 1.12 per ADR) at the Noon Buying Rate recorded on the payment date on September 22, 2014, while the balance of euro 1.12 per ADR was translated at the Noon Buying Rate as recorded on December 31, 2014. The balance dividend for 2014 once the full-year dividend is approved by the Annual General Shareholders’ Meeting is payable on May 20, 2015 to holders of Eni shares, being the ex-dividend date May 18, 2015, while ADRs holders will be paid on June 5, 2015.

Selected Operating Information

The tables below set forth selected operating information with respect to Eni’s proved reserves, developed and undeveloped, of crude oil (including condensates and natural gas liquids) and natural gas, as well as other data as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014.

Year ended December 31,

2010	2011	2012	2013	2014

Proved reserves of liquids of consolidated subsidiaries at period end (mmBBL)	3,415	3,134	3,084	3,079	3,077
of which developed	1,951	1,850	1,762	1,831	1,847
Proved reserves of liquids of equity-accounted entities at period end (mmBBL)	208	300	266	148	149
of which developed	52	45	44	35	46
Proved reserves of natural gas of consolidated subsidiaries at period end (BCF) (1)	16,198	15,582	14,190	14,442	14,808
of which developed	10,965	10,363	8,965	8,542	8,342
Proved reserves of natural gas of equity-accounted entities at period end (BCF)	1,684	4,700	6,767	3,726	3,737
of which developed	246	53	424	34	120
Proved reserves of hydrocarbons of consolidated subsidiaries at period end (mmBOE) (1)	6,332	5,940	5,667	5,708	5,772
of which developed	3,926	3,716	3,394	3,387	3,366
Proved reserves of hydrocarbons of equity-accounted entities at period end (mmBOE)	511	1,146	1,499	827	830
of which developed	96	54	122	40	67
Average daily production of liquids (KBBL/d)	997	845	882	833	828
Average daily production of natural gas available for sale (mmCF/d) (2)	4,222	3,763	4,118	3,868	3,782
Average daily production of hydrocarbons available for sale (KBOE/d) (2)	1,757	1,523	1,631	1,537	1,517
Hydrocarbon production sold (mmBOE)	638.0	548.5	598.7	555.3	549.5
Oil and gas production costs per BOE (3)	8.89	10.86	10.82	12.19	12.00
Profit per barrel of oil equivalent (4)	11.91	16.98	15.95	15.46	9.90

(1)	Includes approximately 767 BCF of natural gas held in storage in Italy as of December 31, 2010 and 2011.
(2)	Referred to Eni’s subsidiaries and its equity-accounted entities. Natural gas production volumes exclude gas consumed in operations (318, 321, 383, 451 and 442 mmCF/d in 2010, 2011, 2012, 2013 and 2014, respectively).
(3)	Expressed in U.S. dollars. Consists of production costs of consolidated subsidiaries (costs incurred to operate and maintain wells and field equipment including also royalties) prepared in accordance with IFRS divided by production on an available-for-sale basis, expressed in barrels of oil equivalent. See the unaudited supplemental oil and gas information in "Item 18 – Notes on Consolidated Financial Statements".
(4)	Expressed in U.S. dollars. Results of operations from oil and gas producing activities of consolidated subsidiaries, divided by actual sold production, in each case prepared in accordance with IFRS to meet ongoing U.S. reporting obligations under Topic 932. See the unaudited supplemental oil and gas information in "Item 18 – Notes on Consolidated Financial Statements" for a calculation of results of operations from oil and gas producing activities.

Selected Operating Information continued

Year ended December 31,

2010	2011	2012	2013	2014

Sales of natural gas to third parties (1)	75.81	77.84	77.87	77.67	76.11
Natural gas consumed by Eni (1)	6.19	6.21	6.43	5.93	5.62
Sales of natural gas of affiliates (Eni’s share) (1)	9.41	9.85	8.29	6.96	4.38
Total sales and own consumption of natural gas of the Gas & Power segment (1)	91.41	93.90	92.59	90.56	86.11
E&P natural gas sales in Europe and in the Gulf of Mexico (1)	5.65	2.86	2.73	2.61	3.06
Worldwide natural gas sales (1)	97.06	96.76	95.32	93.17	89.17
Electricity sold (2)	39.54	40.28	42.58	35.05	33.58
Refinery throughputs (3)	34.80	31.96	30.01	27.38	25.03
Balanced capacity of wholly-owned refineries (4)	564	574	574	574	404
Retail sales (in Italy and rest of Europe) (3)	11.73	11.37	10.87	9.69	9.21
Number of service stations at period end (in Italy and rest of Europe)	6,167	6,287	6,384	6,386	6,220
Average throughput per service station (in Italy and rest of Europe) (5)	2,353	2,206	2,064	1,828	1,725
Chemical production (3)	7.22	6.25	6.09	5.82	5.28
Engineering & Construction order backlog at period end (6)	20,505	20,417	19,739	17,065	22,147
Employees at period end (number) (7)	73,768	72,574	79,405	83,887	84,405

(1)	i	Expressed in BCM.
(2)	i	Expressed in TWh.
(3)	i	Expressed in mmtonnes.
(4)	i	Expressed in KBBL/d.
(5)	i	Expressed in thousand liters per day.
(6)	i	Expressed in euro million.
(7)	i	Relating to continuing operations for all periods presented.

Exchange Rates

The following tables set forth, for the periods indicated, certain information regarding the Noon Buying Rate in U.S. dollars per euro, rounded to the second decimal (Source: The Federal Reserve Board)..

High	Low	Average (1)	At period end

(U.S. dollars per euro)
Year ended December 31,
2010	1.46	1.19	1.33	1.34
2011	1.49	1.29	1.39	1.29
2012	1.35	1.21	1.29	1.32
2013	1.38	1.28	1.33	1.38
2014	1.39	1.21	1.33	1.21

(1)	Average of the Noon Buying Rates for the last business day of each month in the period.

High	Low	At period end

(U.S. dollars per euro)
October 2014	1.28	1.25	1.25
November 2014	1.26	1.24	1.24
December 2014	1.25	1.21	1.21
January 2015	1.20	1.13	1.13
February 2015	1.15	1.12	1.12
March 2015	1.12	1.05	1.08

Fluctuations in the exchange rate between the euro and the dollar affect the dollar equivalent of the euro price of the Shares on the Telematico and the dollar price of the ADRs on the NYSE. Exchange rate fluctuations also affect the dollar amounts received by owners of ADRs upon conversion by the Depository of cash dividends paid in euro on the underlying Shares. The Noon Buying Rate on March 31, 2015 was $1.08 per euro 1.00.

Risk factors

The risks described below may have a material adverse effect on our operational and financial performance. We invite our investors to consider these risks carefully.

Our operating results and cash flow and future rate of growth are exposed to the effects of fluctuating prices of crude oil, natural gas, oil products and chemicals

Prices of oil and natural gas have a history of volatility due to many factors that are beyond Eni’s control. These factors include among other things:
(i)	global and regional dynamics of oil and gas supply and demand. The price of crude oil dropped significantly in the last part of 2014 with oil prices falling from the level of approximately 110 $/BBL by mid-year down to below the 50-dollar mark. This decline was driven by surging crude oil output mainly in non-Opec countries, like the United States, Russia, Brazil and Canada, in the face of a continuing slowdown in global demand. Eni believes that global oil demand will grow at a moderate pace in the short to medium term due to sluggish economic activity in Europe and other macroeconomic uncertainties, and more efficient use of fuels and energy in OECD countries whereas crude oil production is forecast to grow at a higher pace than demand. We currently forecast 55 $/BBL for the full year 2015 which is lower than the average level achieved in 2014 of approximately 100 $/BBL. See "Item 5 – Management’s expectations of operations";
(ii)	global political developments, including sanctions imposed on certain producing countries and conflict situations;
(iii)	global economic and financial market conditions;
(iv)	the influence of the Organization of the Petroleum Exporting Countries ("OPEC") over world supply and therefore oil prices;
(v)	prices and availability of alternative sources of energy (e.g., nuclear, coal and renewables);
(vi)	weather conditions;
(vii)	operational issues;
(viii)	governmental regulations and actions;
(ix)	success in development and deployment of new technologies for the recovery of crude oil and natural gas reserves and technological advances affecting energy consumption; and
(x)	the effect of worldwide energy conservation and environmental protection efforts.

All these factors can affect the global balance between demand and supply for oil and prices of oil. Price fluctuations may have a material effect on the Group’s results of operations and cash flow. Generally speaking, lower oil prices from one year to another reduce the Group consolidated results of operations and cash flow and vice versa. The effect of changes in oil prices on Eni’s average realization for produced oil and therefore its revenues in the Exploration & Production segment is immediate. We estimate that our consolidated net profit and cash flow vary by approximately euro 0.15 billion for each one-dollar change in the price of the Brent crude oil benchmark with respect to our pricing scenario for the year 2015. See "Item 5 – Management’s expectations of operations – Outlook". In addition to the adverse effect on revenues, profitability and cash flow, lower oil and gas prices could result in debooking of proved reserves, if they become uneconomic in this type of environment, and asset impairments. Depending on the materiality and rapidity of a decrease in crude oil prices, we may also need to review investment decisions and the viability of development projects.

Lower oil and gas prices over prolonged periods may also adversely affect Eni’s results of operations and cash flows and hence the funds available to finance expansion projects, further reducing the Company’s ability to grow future production and revenues. In addition, they may reduce returns at development projects either planned or being implemented forcing the Company to reschedule, postpone or cancel development projects. Finally, lower oil prices over prolonged periods may trigger a review of the future recoverability of the Company’s carrying amounts of oil and gas properties, resulting in the recognition of significant impairment charges, and may impact shareholders returns, including dividends and share buybacks, or share price.

Eni estimates that movements in oil prices impact approximately 50% of Eni’s current production. A further 35% of Eni’s current production which derives from production sharing contracts is unaffected by crude oil price movements which instead impact the Company’s volume entitlements (see disclosure below). Finally, Eni estimates that exposure to changes in crude oil prices of approximately 5-10% of Eni’s production is offset by equivalent and contrary movements in the procurement costs of gas in Eni’s long-term supply contracts which index the cost of gas to crude oil prices, reflecting Eni’s decision late in 2013 to fully exploit the benefits of the natural hedging occurring between Eni’s Exploration & Production and Gas & Power segments. In previous reporting periods Eni entered into commodity derivatives to protect margins on gas sales in Eni’s gas & power business from exposure to crude oil changes and late in 2013 Eni discontinued this policy with a view to exploiting the natural hedge provided by Eni’s production of crude oil. This development influenced Eni’s results of operations in 2014 and will affect the Group’s consolidated results going forward.

However, high oil and gas prices can adversely impact the demand for our products and consequently our profitability, especially in the refining & marketing businesses. Furthermore, a high price scenario may imply increase of costs and taxes and may negatively impact the share of production and reserve to which Eni is entitled under some Production Sharing Agreements (PSAs) (See the specific risks of the Exploration & Production segment below).

In gas markets, price volatility reflected the dynamics of demand and supply for natural gas. In 2014, gas demand in Europe dropped on average by approximately 12% in the 28-EU countries compared to the previous year driven by exceptionally mild weather conditions in the first part of the year and competition from coal and a growing share of electricity generation from renewables. Despite falling demand, gas supply has continued to increase due to a number of factors, mainly increased availability of liquefied natural gas ("LNG") on global scale, take-or-pay obligations provided by long-term supply contracts held by European gas wholesalers and the other trends described in the specific risk-factors section of our gas & power business below. The increased liquidity of European hubs put significant downward pressure on spot prices. We expect those trends to continue in the foreseeable future due to a weak outlook for gas demand and continued oversupplies. In case we fail to renegotiate our long-term gas supply contract in order to make our gas competitive as market conditions evolve, our profitability and cash flow in the Gas & Power segment would be significantly impacted by current downward trends in gas prices.

The Refining & Marketing segment is substantially affected by changes in European refining margins, which reflect changes in prices of crude oil and refined products. The prices of refined products depend on global and regional supply/demand balances, inventory levels, refinery operations, import/export balances and weather conditions. Furthermore, Eni’s realized margins are also affected by price differentials between heavy crudes versus light ones, taking into account the ability of Eni’s refineries to process complex crudes. This may represent a cost advantage for Eni when light-heavy differential widens. Finally, it is worth noting that the impact of changes in crude oil prices on Eni’s refining businesses depends on the speed at which the prices of refined products adjust to reflect movements in oil prices, as a time lag exists between movements in oil prices and in prices of finished products. Generally speaking, when oil prices decline, depending also on the rapidity and materiality of the decline, our refining margins improve on the short term, and vice versa. However, we believe that in the current depressed environment for refining margins, lower costs of the crude oil feedstock could represent only a temporary boost to our refining margins due to the structural headwinds existing in the European industry. Those headwinds include excess capacity and the competitive pressure from oil products having a cheaper cost structure than ours. See "Competition" below.

Also our Chemical segment is subject to fluctuations in supply and demand for petrochemical products and movements in crude oil prices, to which costs of feedstock are indexed, with a consequent effect on prices and profitability. Similarly to our Refining & Marketing segment, our Chemical segment has been negatively impacted by structural headwinds tied to excess capacity, weak commodity demand in Europe and the competition from cheaper products coming from Asia and the United States. See "Competition" below. Based on these negative trends, we believe that any improvement in the oil-linked costs of the petrochemical feedstock will represent only a temporary boost to our margins of petrochemical products.

Competition

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy to the industrial, commercial and residential energy markets

Eni faces strong competition in each of its business segments.

In the current uncertain financial and economic environment, Eni expects that prices of energy commodities, in particular oil and gas, will be very volatile, with average prices and margins influenced by changes in the global supply and demand for energy, as well as in the market dynamics. This is likely to increase competition in all of Eni’s businesses, which may impact costs and margins. Competition affects license costs and product prices, with a consequent effect on our margins and our market shares. Eni’s ability to remain competitive requires continuous focus on technological innovation, reducing unit costs and improving efficiency. It is also depends on our ability to get an access to new investment opportunities, both in Europe and worldwide.
•	In the Exploration & Production segment, Eni faces competition from both international and state-owned oil companies for obtaining exploration and development rights, and developing and applying new technologies to maximize hydrocarbon recovery. Furthermore, Eni may face a competitive disadvantage because of its relatively smaller size compared to other international oil companies, particularly when bidding for large scale or capital intensive projects, and may be exposed to industry-wide cost increases to a greater extent compared to its larger competitors given its potentially smaller market power with respect to suppliers. If, as a result of those competitive pressures, Eni fails to obtain new exploration and development acreage, to apply and develop new technologies, and to control costs, its growth prospects and future results of operations and cash flows may be adversely affected.
•	In the Gas & Power segment, Eni faces strong competition from gas and energy players to sell gas to the industrial segment, the thermoelectric sector and the retail customers both in the Italian market and in markets across Europe. Competition has been fuelled by ongoing weak trends in demand due to the downturn and macroeconomic uncertainties, oversupplies which have been supported by large availability of liquefied natural gas ("LNG") on global scale, and inter-fuel competition due to rising use of coal in firing power plants due to cost advantages and a dramatic growth in the adoption of renewable sources of energy (photovoltaic and solar) which have materially impacted the use of gas in the production of electricity and hence sales of gas to the thermoelectric industry. The extensive development of shale gas in the United States was another fundamental trend that aggravated the oversupply situation in Europe. The continuing growth in the production of shale gas in the United States increased global gas supplies.
These market imbalances in Europe were exacerbated by the fact that throughout the last decade and up to a few years ago the market consensus projected that gas demand in the continent would grow steadily till 2020 and beyond driven by economic growth and increased use of gas in firing power production. European gas wholesalers including Eni committed well in advance to purchasing large amounts of gas under long-term supply contracts with so-called "take-or-pay" clauses from the main producing countries bordering Europe (namely Russia and Algeria) and invested heavily to upgrade existing pipelines and to build new infrastructure along several European routes in order to expand gas import capacity to continental markets. Long-term gas supply contracts with take-or-pay clauses expose gas wholesalers to a volume risk as they are contractually required to purchase minimum annual amounts of gas or, in case of failure, to pay the underlying price. Due to the trends described above of the prolonged economic downturn and inter-fuel competition, the projected increases in gas demand failed to materialize, resulting in a situation of oversupply and pricing pressure. As demand contracted across Europe, gas supplies built, thus driving the development of very liquid continental hubs to trade spot gas. Spot prices at continental hubs became the main benchmarks to which selling prices are indexed in supplies to large industrial customers and thermoelectric utilities. The profitability of gas operators was negatively impacted by falling sales prices at those hubs, where prices have been pressured by intense competition among gas operators in the face of weak demand, oversupplies and the constraint to dispose of minimum annual volumes of gas to be purchased under long-tem supply contracts. We believe that those headwinds have become structural ones and therefore we do not expect any meaningful improvement in the European gas sector for the foreseeable future. Gas demand will remain weak due to macroeconomic uncertainties and unclear EU policies regarding how to satisfy energy demand in Europe and the energetic mix. Supplies at continental hubs will continue building up also in view of a possible ramp-up of LNG exports from the United States due to steady growth in gas production and ongoing projects to reconvert LNG re-gasification facilities into liquefaction export units and the start of several LNG projects in the Pacific Region and elsewhere.
We believe that these ongoing negative trends may adversely affect the Company’s future results of operations and cash flows, also taking into account the Company’s contractual obligations to off-take minimum annual volumes of gas in accordance to its long-term gas supply contracts with take-or-pay clauses.
•	In its Gas & Power segment, Eni is vertically integrated in the production of electricity via its gas-fired power plants which currently use the combined-cycle technology. In the electricity business, Eni competes with other producers and traders from Italy or outside of Italy who sell electricity on the Italian market. Going forward, the Company expects continuing competition due to the projections of weak economic growth in Italy and Europe over the foreseeable future, also causing outside players to place excess production in the Italian market. The economics of the gas-fired electricity business have dramatically changed over the last few years due to ongoing competitive trends. Spot prices of electricity in the wholesale market across Europe decreased due to excess supplies driven by the growing production of electricity from renewable sources, which also benefited from governmental subsides, and a recovery in the production of coal-fired electricity generation which was helped by a substantial reduction in the price of this fuel on the back of a massive oversupply of coal which occurred on a global scale. As a result of falling electricity prices, margins on the production of gas-fired electricity went into negative territory. Eni believes that the profitability outlook in this business will remain weak in the foreseeable future.
•	Our Refining & Marketing business faces strong competition in the marketing of refined products to final customers in the retail and wholesale markets in Italy and in certain countries in Europe where we have an established presence. The economics of this business have progressively deteriorated over the latest years due to structural headwinds in the industry. Refining and distribution margins have been negatively impacted by a combination of drivers, including weak demand for fuels due to the economic downturn particularly in Italy, high crude oil feedstock costs, trends in oil-linked costs of energy and other plant utilities, excess refining capacity across Europe and increasing competition of products streams coming from Russia, the Middle East, East Asia and the United States. This latter trend is particularly worrisome as refiners in those areas can leverage on cost advantages due to plans scale and availability of cheap raw materials. The United States for example, have become a net exporter of refined products, particularly gasoline and middle distillates, due to the tight oil revolution which has improved the competitiveness of U.S.-based refiners as prices of U.S. crudes are generally lower than the Brent crude to which crude oil purchases of European refiners are mainly indexed. Instead, Eni’s margins of refined products were affected by cost disadvantages due to unfavorable geographic location and lack of scale of Eni’s refineries. Furthermore, narrowing price differentials between the Brent benchmark and heavy crude qualities hit Eni’s profitability of complex cycles which depends upon the availability of cheaper crude qualities than the Brent crude in order to remunerate the higher operating costs of complex plants. This latter trend reflected reduced supplies of heavy crudes in the Mediterranean area, reversing the pattern observed historically whereby heavy crude qualities traded at a discount vs. the Brent benchmark due to their relatively smaller yield of valuable products. These trends negatively affected Eni’s integrated refining and marketing results of operations and cash flows in recent years. This segment reported losses at the operating level and negative cash flows for several consecutive years. In 2014, operating losses amounted to euro 2.23 billion. We believe that these competitive headwinds have become structural trends and looking forward we do not expect any reversal of those trends in the foreseeable future, thus negatively impacting the profitability outlook in our Refining & Marketing segment over the foreseeable future.
In the retail marketing of refined products both in Italy and abroad, Eni competes with oil companies and non-oil operators (such as supermarket chains and other commercial operators) to obtain concessions to establish and operate service stations. Eni’s service stations compete primarily on the basis of pricing, services and availability of non-petroleum products. Eni expects that competitive pressures will continue in the foreseeable future.
•	In the Chemical segment, Eni faces strong competition from well-established international players and state-owned petrochemical companies, particularly in the most commoditized segments such as the production of basic petrochemical products and plastics. Many of those competitors based in the Far East and the Middle East are able to benefit from cost advantages due to scale, favorable environmental regulations, availability of cheap feedstock and proximity to end-markets. Excess capacity and sluggish economic growth in Europe have exacerbated competitive pressures with negative impacts on profitability. Furthermore, petrochemical producers based in the United States have regained market share, as their cost structure has become competitive due to the availability of cheap feedstock deriving from the production of domestic shale gas. The Company expects continuing margin pressures in its petrochemical segment in the foreseeable future as a result of those trends which we believe have become structural headwinds. This segment has reported losses at the operating level and negative cash flows for several consecutive years, driven by the trends in the industry described above. In 2014, operating losses amounted to euro 704 million. Management believes that the profitability outlook in Eni’s petrochemical segment will remain negative over the foreseeable future due to anticipated weak trends in European demand for petrochemical commodities, strong competitive pressures and overcapacity.
•	Competition in the oil field services, construction and engineering industries is primarily based on technical expertise, quality and number of services and availability of technologically advanced facilities (for example, vessels for offshore construction). Lower oil prices could result in lower margins and lower demand for oil services. Failure or inability to respond effectively to competition could adversely impact the Company’s growth prospects, future results of operations and cash flows in this business. In 2014, the Company’s Engineering & Construction segment returned to profit following the sizeable losses incurred in the previous year. However the level of profitability in 2014 was below management’s own targets and initial guidance as the execution of legacy, low-margin contracts dragged down profitability. Furthermore, there was a slow ramp-up of activities at newly acquired orders due to market uncertainties and a continuing deterioration in the competitive environment. The business outlook remains challenging due to a number of headwinds. These include strong competitive pressures and risks and uncertainties relating to the acceptance by customers of the works done in the execution of certain legacy contracts which are still in progress. Finally a slowdown in oil prices may force oil companies to revise their capital budget plans and postpone investment decision. This trend may hurt profitability of our oilfield services and engineering segment in the next future years.

Safety, security, environmental and other operational risks

The Group engages in the exploration and production of oil and natural gas, processing, transportation, and refining of crude oil, transport of natural gas, storage and distribution of petroleum products, production of base chemicals, plastics and elastomers. By their nature the Group’s operations expose Eni to a wide range of significant health, safety, security and environmental risks. The magnitude of these risks is influenced by the geographic range, operational diversity and technical complexity of Eni’s activities. Eni’s future results from operations and liquidity depend on its ability to identify and mitigate the risks and hazards inherent to operating in those industries.

In Exploration & Production, Eni faces natural hazards and other operational risks including those relating to the physical characteristics of oil and natural gas fields. These include the risks of eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks that can harm the environment and the security of Eni’s personnel and risks of blowout, fire or explosion. Accidents at a single well can lead to loss of life, damage or destruction to property, environmental damage and consequently potential economic losses that could have a material and adverse effect on the business, results of operation, liquidity, reputation and prospects of the Group.

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

All of Eni’s segments of operations involve, to varying degrees, the transportation of hydrocarbons. Risks in transportation activities depend both on the hazardous nature of the products transported, and on the transportation methods used (mainly pipelines, maritime, river-maritime, rail, road, gas distribution networks), the volumes involved and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations). All modes of transportation of hydrocarbons are particularly susceptible to a loss of containment of hydrocarbons and other hazardous materials, and, given the high volumes involved, could present a significant risk to people and the environment.

The Company invests significant resources in order to upgrade the methods and systems for safeguarding the safety and health of employees, contractors and communities, and the environment; to prevent risks; to comply with applicable laws and policies; and to respond to and learn from unexpected incidents. Eni seeks to minimize these operational risks by carefully designing and building facilities, including wells, industrial complexes, plants and equipment, pipelines, storage sites and distribution networks, and managing its operations in a safe, compliant and reliable manner. Failure to manage these risks could effectively result in unexpected incidents, including releases or oil spills, blowouts, fire, mechanical failures and other incidents resulting in personal injury, loss of life, environmental damage, legal liabilities and/or damage claims, destruction of crude oil or natural gas wells, as well as damage to equipment and other property, all of which could lead to a disruption in operations. Eni’s operations are often conducted in difficult and/or environmentally sensitive locations such as the Gulf of Mexico, the Caspian Sea and the Arctic. In such locations, the consequences of any incident could be greater than in other locations. Eni also faces risks once production is discontinued, because Eni’s activities require decommissioning of productive infrastructure and environmental site remediation.

Furthermore, in certain situations where Eni is not the operator, the Company may have limited influence and control over third parties, which may limit its ability to manage and control such risks.

Eni’s insurance subsidiary provides insurance coverage to Eni’s entities, generally up to $1.1 billion in case of offshore incident and $1.5 billion in case of incident at onshore facilities (refineries). In addition, the Company also maintains worldwide third-party liability insurance coverage for all of its subsidiaries. Management believes that its insurance coverage is in line with industry practice and sufficient to cover normal risks in its operations. However, the Company is not insured against all potential risks. In the event of a major environmental disaster like BP Deepwater Horizon, for example, Eni’s third-party liability insurance would not provide any material coverage and thus the Company’s liability would far exceed the maximum coverage provided by its insurance. The loss Eni could suffer in the event of such a disaster would depend on all the facts and circumstances of the event and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster.

The occurrence of the events mentioned above could have a material adverse impact on the Group’s business, competitive position, cash flow, results of operations, liquidity, future growth prospects, shareholders’ return and damage the Group’s reputation.

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

(i) Eni’s oil and natural gas offshore operations are particularly exposed to health, safety, security and environmental risks

Eni has material operations relating to the exploration and production of hydrocarbons located offshore. In 2014, approximately 55% of Eni’s total oil and gas production for the year derived from offshore fields, mainly in Egypt, Libya, Norway, Italy, Angola, the Gulf of Mexico, Congo, United Kingdom and Nigeria. Offshore operations in the oil and gas industry are inherently riskier than onshore activities. As the Macondo accident in the Gulf of Mexico has shown, the potential impacts of offshore accidents and spills to health, safety, security and the environment can be catastrophic due to the objective difficulties in handling hydrocarbons containment and other factors. Further, offshore operations are subject to marine risks, including severe storms and other adverse weather conditions and vessel collisions, as well as interruptions or termination by governmental authorities based on safety, environmental and other considerations. Failure to manage these risks could result in injury or loss of life, damage to property, environmental damage, and could result in regulatory action, legal liability, loss of revenues and damage to Eni’s reputation and could have a material adverse effect on Eni’s operations, results, liquidity, reputation and prospects.

(ii) Exploratory drilling efforts may be unsuccessful

Exploration drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling, completing and operating wells have margins of uncertainty, and drilling operations may be unsuccessful as a result of a large variety of factors, including geological play failure, unexpected drilling conditions, pressure or heterogeneities in formations, equipment failures, well control (blowouts) and other forms of accidents, and shortages or delays in the delivery of equipment. The Company also engages in exploration drilling activities offshore, also in deep and ultra-deep waters, in remote areas and in environmentally sensitive locations (such as the Barents Sea). In these locations, the Company generally experiences more challenging conditions and incurs higher exploration costs than onshore or in shallow waters. Failure to discover commercial quantities of oil and natural gas could have an adverse impact on Eni’s future growth prospects, results of operations and liquidity. Because Eni plans to make investments in executing exploration projects, it is likely that the Company will incur significant amounts of dry hole expenses in future years. Some of these activities are high-risk high reward projects that generally involve sizeable plays located in deep and ultra-deep waters or at higher depths where operations are more challenging and costly than in other areas. Furthermore, deep and ultra-deep water operations will require significant time before commercial production of discovered reserves can commence, increasing both the operational and financial risks associated with these activities. The Company plans to conduct exploration projects offshore West Africa (Angola, Nigeria, Congo, and Gabon), East Africa (Mozambique, Kenya and South Africa), South-East Asia (Indonesia, Vietnam, Myanmar and other locations), Australia, the Norwegian Barents Sea, the Mediterranean and offshore Gulf of Mexico. In 2014, the Company spent euro 1.4 billion to conduct exploration projects and plans to spend approximately euro 1.2 billion on average in the next four-year plan on exploration activities. Unsuccessful exploration activities and failure to discover additional commercial reserves could reduce future production of oil and natural gas which is highly dependent on the rate of success of exploratory program.

(iii) Development projects bear significant operational risks which may adversely affect actual returns

Eni is executing several development projects to produce and market hydrocarbon reserves. Certain projects target the development of reserves in high-risk areas, particularly deep offshore and in remote and hostile environments or environmentally sensitive locations. Eni’s future results of operations and liquidity depend heavily on its ability to implement, develop and operate major projects as planned. Key factors that may affect the economics of these projects include:

•	the outcome of negotiations with co-venturers, governments and state-owned companies, suppliers, customers or others, including, for example, Eni’s ability to negotiate favorable long-term contracts to market gas reserves;
•	the development of reliable spot markets that may be necessary to support the development of particular production projects, or commercial arrangements for pipelines and related equipment to transport and market hydrocarbons;
•	timely issuance of permits and licenses by government agencies;
•	the Company’s relative size compared to its main competitors which may prevent it from participating in large-scale projects or affect its ability to reap benefits associated with economies of scale, for example by obtaining more favorable contractual terms by suppliers of equipment and services;
•	the ability to carefully carry out front-end engineering design so as to prevent the occurrence of technical inconvenience during the execution phase;
•	timely manufacturing and delivery of critical equipment by contractors, shortages in the availability of such equipment or lack of shipping yards where complex offshore units such as FPSO and platforms are built; these events may cause cost overruns and delays impacting the time-to-market of the reserves;
•	risks associated with the use of new technologies and the inability to develop advanced technologies to maximize the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;
•	poor performance in project execution on the part of contractors who are awarded project construction activities generally based on the EPC (Engineering, Procurement and Construction) – turn key contractual scheme. Eni believes this kind of risk may be due to lack of contractual flexibility, poor quality of front-end engineering design and commissioning delays;
•	changes in operating conditions and cost overruns. In recent years, the industry has been adversely impacted by the growing complexity and scale of projects which drove cost increases and delays, including higher environmental and safety costs. Due to the recent downtrend in crude oil prices, the Company will seek to renegotiate construction contracts, daily rates for rigs and other field services and costs for materials and other productive factors to preserve margins at its development projects. In case it fail to obtaining the planned cost reductions, its profitability in the Exploration & Production segment could be adversely affected;
•	the actual performance of the reservoir and natural field decline; and
•	the ability and time necessary to build suitable transport infrastructures to export production to final markets.

Events such as the ones described above of poor project execution, inadequate front-end engineering design, delays in the achievement of critical events and project milestones, delays in the delivery of production facilities and other equipment by third parties, differences between scheduled and actual timing of the first oil, as well as cost overruns may adversely affect the economic returns of Eni’s development projects. Failure to successfully deliver major projects on time and on budget could negatively impact results of operations, cash flow and the achievement of short-term targets of production growth. Finally, development and marketing of hydrocarbons reserves typically require several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commercial potential, sanctioning a development project and building and commissioning related facilities. As a consequence, rates of return for such long-lead-time projects are exposed to the volatility of oil and gas prices and costs which may be substantially different from the prices and costs assumed when the investment decision was actually made, leading to lower rates of return. In addition, projects executed with partners and co-venturers reduce the ability of the Company to manage risks and costs, and Eni could have limited influence over and control of the operations and performance of its partners. Furthermore, Eni may not have full operation control of the joint ventures in which it participates and may have exposure to counterparty credit risk and disruption of operation and strategic objectives due to the nature of its relationships.

For example in the Kashagan offshore field, in the Kazakh section of the Caspian Sea, the latest issue related to the downtime of a pipeline which forced the consortium to shut down production after the start-up. The damaged pipeline needs to the replaced with the consequence of additional costs to the project and the production will resume in late 2016.

Finally, in case the Company is unable to develop and operate major projects as planned, particularly if the Company fails to accomplish budgeted costs and time schedules, it could incur significant impairment charges of capitalized costs associated with reduced future cash flows of those projects.

(iv) Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition

Eni’s results of operations and financial condition are substantially dependent on its ability to develop and sell oil and natural gas. Unless the Company is able to replace produced oil and natural gas, its reserves will decline. In addition to being a function of production, revisions and new discoveries, the Company’s reserve replacement is also affected by the entitlement mechanism in its PSAs and similar contractual schemes. Pursuant to these contracts, Eni is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditures. The opposite occurs incase of lower oil prices. Future oil and gas production is dependent on the Company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiation with national oil companies and other entities owners of known reserves and acquisitions. In a number of reserve-rich countries, national oil companies decide to develop portion of oil and gas reserves that remain to be developed. To the extent that national oil companies decide to develop those reserves without the participation of international oil companies or if the Company fails to establish partnership with national oil companies, Eni’s ability to access or develop additional reserves will be limited.

An inability to replace produced reserves by finding, acquiring and developing additional reserves could adversely impact future production levels and growth prospects. If Eni is unsuccessful in meeting its long-term targets of production growth and reserve replacement, Eni’s future total proved reserves and production will decline and this will negatively affect future results of operations and liquidity.

(v) Eni expects that tightening regulation in oil and gas activities following the Macondo accident will lead to rising compliance costs and other restrictions

The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production leases, the imposition of specific drilling and other work obligations, income taxes and taxes on production, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. Following the Macondo accident in the Gulf of Mexico, governments throughout the world have enacted stricter regulations on environmental protection, risk prevention and other forms of restrictions to drilling and other well operations. These new regulations and legislation, as well as evolving practices, increase the burden of compliance costs by requiring industry participants to adopt new security and risk prevention measures and procedures. They may also require changes to Eni’s drilling operations and exploration and development plans and may lead to higher royalties and taxes.

(vi) Uncertainties in estimates of oil and natural gas reserves

Several uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of proved reserve estimates depend on a number of factors, assumptions and variables, among which the most important are the following:
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

The prices used in calculating our estimated proved reserves are, in accordance with U.S. SEC requirements, calculated by determining the unweighted arithmetic average of the first-day-of-the-month commodity prices for the preceding 12 months. For the 12-months ended December 31, 2014, average prices used to calculate our estimated proved reserves were based on 101 $/BBL for the Brent crude oil. Commodity prices declined significantly in the fourth quarter of 2014 and if such prices do not increase significantly, our future calculations of estimated proved reserves will be based on lower commodity prices which could result in our having to remove non-economic reserves from our proved reserves in future periods. This effect will be partially counterbalanced by an increase of reserves corresponding to the additional production entitlement under the PSA relating to cost oil: i.e. because of lower oil and gas prices the reimbursement of expenditures incurred by the Company requires additional volumes of reserves.

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

(vii) Oil and gas activity may be subject to increasingly high levels of income taxes

The oil and gas industry is subject to the payment of royalties and income taxes which tend to be higher than those payable in many other commercial activities. In addition, in recent years, Eni has experienced adverse changes in the tax regimes applicable to oil and gas operations in a number of countries where the Company conducts its upstream operations. As a result of these trends, management estimates that the tax rate applicable to the Company’s oil and gas operations is materially higher than the Italian statutory tax rate for corporate profit which currently stands at 38 per cent.

The tax rate of the Company’s Exploration & Production segment for the fiscal year 2014 was estimated at approximately 60 per cent. Eni believes that the tax rate in the Company’s Exploration & Production segment for the fiscal year 2015 will trend higher due to a projected higher share of taxable profit which will be reported in countries with higher taxation than this segment average.

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

In the current uncertain financial and economic environment also due to falling oil prices, governments are facing greater pressure on public finances, which may increase their motivation to intervene in the fiscal framework for the oil and gas industry, including the risk of increased taxation, windfall taxes, nationalization and expropriations.

Eni’s results depend on its ability to identify and mitigate the above mentioned risks and hazards which are inherent to Eni’s operation.

(viii) The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated crude oil and natural gas reserves and, in particular, may be reduced due to the recent significant decline in commodity prices

Investors should not assume the present value of future net revenues from our proved reserves is the current market value of our estimated crude oil and natural gas reserves. In accordance with U.S. SEC rules, we base the estimated discounted future net revenues from proved reserves on the 12-month unweighted arithmetic average of the first-day-of-the-month commodity prices for the preceding twelve months. Actual future prices may be materially higher or lower than the U.S. SEC pricing used in the calculations. Actual future net revenues from crude oil and natural gas properties will be affected by factors such as:
•	the actual prices we receive for sales of crude oil and natural gas;
•	the actual cost and timing of development and production expenditures;
•	the timing and amount of actual production; and
•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of crude oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net revenues may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with our reserves or the crude oil and natural gas industry in general.

At December 31, 2014, the net present value of our proved reserves totaled approximately euro 59.6 billion. The average prices used to estimate our proved reserves and the net present value at December 31, 2014, as calculated in accordance with U.S. SEC rules, were 101 $/BBL for the Brent crude oil. Actual future prices may materially differ from those used in our year-end estimates.

Commodity prices have decreased significantly in recent months. Holding all other factors constant, if commodity prices used in our year-end reserve estimates were in line with the pricing environment existing in the first quarter of 2015, our PV-10 at December 31, 2014 could decrease significantly.

Political considerations

A substantial portion of Eni’s oil and gas reserves and gas supplies are located in countries where the socio-political framework and macroeconomic outlook is less stable than those of the OECD countries. In those less stable countries Eni is exposed to a wide range of risks and uncertainties which could materially impact the ability of the Company to conduct its operations in a safe, reliable and profitable manner. As of December 31, 2014, approximately 79% of Eni’s proved hydrocarbon reserves were located in such countries and 60% of Eni’s supplies of natural gas derived from non-OECD countries.

Adverse political, social and economic developments, such as internal conflicts, revolutions, establishment of non-democratic regimes, protests, strikes and other forms of civil disorder, contraction of economic activity and financial difficulties of the local governments with repercussions on the solvency of state institutions, inflation levels, exchange rates and similar events in any of those less stable countries may negatively affect Eni’s ability to continue operating in an economic way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves. In particular, Eni faces risks in connection with the following, possible issues:
(i)	lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights;
(ii)	unfavorable enforcement of laws, regulations and contractual arrangements leading, for example, to expropriations, nationalizations or forced divestitures of assets and unilateral cancellation or modification of contractual terms. Eni is facing increasing competition from state-owned oil companies who are partnering Eni in a number of oil and gas projects and properties in the host countries where Eni conducts its upstream operations. These state-owned oil companies can change contractual terms and other conditions of oil and gas projects in order to obtain a larger profit share from a given project, thereby reducing Eni’s profit share. Furthermore, as of the balance sheet date receivables for euro 663 million relating to cost recovery under certain petroleum contracts in a non-OECD country were the subject of an arbitration proceeding;
(iii)	restrictions on exploration, production, imports and exports;
(iv)	tax or royalty increases (including retroactive claims); and
(v)	political and social instability which could result in civil and social unrest, internal conflicts and other forms of protest and disorder such as strikes, riots, sabotage, acts of violence and similar incidents. These risks could result in disruptions in economic activity, loss of output, plant closures and shutdowns, project delays, the loss of personnel or assets. They may force Eni to evacuate personnel for security reasons and to increase spending on security worldwide. They may disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographic areas in which Eni operates. Areas where Eni operates where the Company is exposed to the political risk include, but are not limited to: Libya, Egypt, Algeria, Nigeria, Angola, Indonesia, Kazakhstan, Venezuela, Iraq, Iran and Russia. In addition, any possible reprisals as a consequence of military or other action, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on Eni’s business, consolidated results of operations, and consolidated financial condition. In recent years, Eni’s production levels in Libya were negatively impacted by acts of local conflict, social unrest, protests, strikes, which forced Eni to temporarily interrupt or reduce its producing activities, negatively affecting Eni’s results of operations and cash flow. Also Eni’s activities in Nigeria have been impacted in recent years by continuing episodes of theft, acts of sabotage and other similar disruptions which have jeopardized the Company’s ability to conduct operations in full security, particularly in the onshore area of the Niger Delta. Looking forward, Eni expects that those risks will continue to affect Eni’s operations in those countries. Particularly, the uncertain socio-political outlook in Libya and unsafe operational conditions onshore Nigeria were factored in the Company’s projections of future production levels in these two countries. For more information about the status of Eni’s operations in Libya see “Risks associated with continuing political instability in North Africa and the Middle East” below.

In the current low oil price environment, the financial outlook of few countries where Eni’s hydrocarbons reserves are located has significantly deteriorated due to a contraction in the proceeds associated with the exploitation of hydrocarbons resources. This may increase the risk of default which may lead to higher political and macroeconomic instability. Furthermore in few cases, Eni is partnering with the national oil companies of such countries in executing oil&gas development projects. A possible sovereign default might jeopardize the financial feasibility of ongoing projects or increase the financial exposure of Eni which would be forced to finance the share of development expenditures of the first party.

There are certain instances where Eni is contractually obligated to finance the share of costs of the first party. This risk is mitigated by the customary default clause which states that in case of a default, the non-defaulting party is entitled to compensate its claims with the share of production of the defaulting party.

While the occurrence of those events is unpredictable, it is likely that the occurrence of such events could adversely impact Eni financial exposure.

Risks associated with continuing political instability in North Africa and the Middle East

As of the end of 2014, approximately 27% of the Company’s proved oil and gas reserves were located in North Africa and the Middle East. Since 2011, several North African and Middle Eastern oil producing countries have been experiencing an extreme level of political instability that has resulted in changes of governments, internal conflict, unrest and violence which led to economic disruptions and shutdowns in industrial activities.

The instability of the socio-political framework in those countries still represents an area of concern involving risks and uncertainties for the foreseeable future. Particularly, the internal situation in Libya continues to represent an issue to Eni’s management. Following the internal conflict of 2011 and the fall of the regime which forced the Company to shutdown almost all its producing facilities including gas exports for a period of about 8 months, a period of social and political instability began which turned into disorders, strikes, protests and a resurgence of the internal conflict. These events jeopardized Eni’s ability to perform its industrial activity in safety, forcing the Company to interrupt its operations on certain occasions as precautionary measure. These events were fairly frequent in 2013 and more sporadic in 2014. In 2014, Eni’s facilities in Libya produced on average 233 KBOE/d, registering a small increase compared to 2013.

The political instability in Egypt hindered the Country’s access to the financial markets, and resulted in continued difficulties for the local oil and gas companies to fulfill financial obligations towards international oil companies including trade payables due to Eni which supplies its oil and gas entitlements to local companies. Eni has not experienced any disruptions at its producing activities in the Country to date.

The Company believes that the political outlook in North Africa and the Middle East remains an area of risk for the Company’s operations, results, liquidity and prospects. In light of the recent developments in Libya, management decided to strengthen security measures at the Company’s production installations and facilities in the Country. However, we did not suffer any significant production shutdowns in the first part of 2015 up to the filing date.

Risks associated with Eni’s presence in sanction targets

Eni is currently engaging in residual oil and gas operations in Iran. The legislation and other regulations in the United States and the European Union that target Iran and persons who have certain dealings with Iran may lead to the imposition of sanctions on any persons doing business in Iran or with Iranian counterparties, unless specific authorizations, exceptions and assurances apply, as is currently the case for Eni. With reference to recent sanctions imposed on Russia, see "An escalation of the political crisis in Russia and Ukraine could affect Eni’s business in particular and the global energy supply generally" below.

United States measures towards Iran

The United States enacted the Iran Sanctions Act of 1996 (ISA), which required the President of the United States to impose sanctions against any entity that is determined to have engaged in certain activities, including investing in Iran’s petroleum sector. The ISA was amended in July 2010 by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (CISADA) which targets activities that either: (i) support the maintenance or expansion of Iran’s domestic production of refined petroleum products, or (ii) contribute to the enhancement of Iran’s ability to import refined petroleum products.

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

After the passage of CISADA, Eni engaged in discussions with officials of the U.S. State Department, which administers the ISA, regarding Eni’s activities in Iran. On September 30, 2010, the U.S. State Department announced that the U.S. Government, pursuant to a provision of the ISA added by CISADA that allows it to avoid making a determination of sanctionability under the ISA with respect to any party that provides certain assurances, would not make such a determination with respect to Eni based on Eni’s commitment to end its investments in Iran’s energy sector and not to undertake any new energy-related activity. The U.S. State Department further indicated at that time that, as long as Eni acts in accordance with these commitments, it will not be regarded as a company of concern for its past Iran-related activities.

The United States maintains, however, broad and comprehensive economic sanctions targeting Iran that are administrated by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC sanctions”). These sanctions generally restrict the dealings of U.S. citizens and persons subject to the jurisdiction of the United States. In addition, Eni is aware of initiatives by certain U.S. states and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies requiring divestment from, or reporting of interests in, companies that do business with countries designated as states sponsoring terrorism. CISADA specifically authorized certain state and local Iran-related divestment initiatives. If Eni’s operations in Iran are determined to fall within the scope of divestment laws or policies, sales resulting from such divestment laws and policies, if significant, could have an adverse effect on the value of Eni’s shares. Even if Eni’s activities in and with respect to Iran do not expose it to sanctions or divestment, companies with investments in the oil and gas sectors in Iran may suffer reputational harm as a result of increased international scrutiny.

Between the end of 2011 and 2013, the United States adopted new measures designed to intensify the scope of U.S. sanctions against Iran, in particular related to Iran’s energy and financial sectors.

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

European Union restrictive measures towards Iran

On March 23, 2012, the Council of the European Union enacted a regulation which prohibits the supply, import and transport of Iranian crude oil and petroleum products. The rules waive the execution of contracts entered into force before January 23, 2012, whereby the supply of Iranian crude oil and petroleum products is intended to reimburse outstanding receivables due to entities under the jurisdiction of EU Member States. According to these waivers, Eni received by the empowered European Member States’ Authorities the relevant authorizations in order to carry out its oil import activities from Iran. This waiver is renewed from time to time.

In 2012, the Council of the European Union adopted a new round restrictive measures against Iran including among others: prohibition of transactions between the European Union and Iranian banks and financial institutions, unless an authorization is granted in advance by the relevant Member State, an embargo on the supply to Iran and use in Iran of key equipment or technology which could be used in the sectors of the oil, natural gas and petrochemical industries from April 15, 2013.

Furthermore, the new measures designate new Iranian entities as subject to asset freeze, including the Iranian oil and gas industry companies (the National Iranian Oil Co - NIOC and its subsidiary operating companies).

Eni has been operating in Iran for several years under four service contracts (South Pars, Darquain, Dorood and Balal, these latter two projects being operated by another international oil company) entered into with the NIOC between 1999 and 2001, and no other exploration and development contracts have been entered into since then. Under such service contracts, Eni has carried out development operations in respect of certain oilfields, and is entitled to recovery of expenditures made, as well as a service fee. All projects mentioned above have been completed: the Darquain project was handed over to NIOC in the final months of 2014 and as such Eni’s obligations to provide technical assistance, commissioning services and spare parts and supplies for field maintenance and operations have been winded down. In 2014, Eni incurred operating expenses of $1 million to provide such activities and services and does not expect to incur further operating costs in this respect. Therefore, Eni’s only involvement in the Country will be the recovery of its past investments.

Eni’s projects in Iran are currently in the cost recovery phase. Therefore, Eni has ceased making any further investment in the Country and is not planning to make additional capital expenditures in Iran in future years. In 2014, Eni’s production in Iran averaged less than 1 KBOE/d, and is negligible in comparison with Eni Group’s total production. Eni’s entitlement in 2014 represented approximately 1 per cent of the overall production from the oil and gas fields that Eni has developed in Iran. Eni believes that the results from its Iranian activities are immaterial to the Group’s results of operations and cash flow.

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

An escalation of the political crisis in Russia and Ukraine could affect Eni’s business in particular and the global energy supply generally

The political crisis in Ukraine and the Crimean Peninsula unfolded in February 2014 and led to the impeachment of the President of Ukraine Viktor Yanukovych and the subsequent reaction by the Russian Federation. In March 2014, the announcement of the Supreme Council of Crimea and the City Council of Sevastopol of their intention to declare Crimea’s independence from Ukraine as a single united nation with the possibility of joining the Russian Federation as a federal subject was followed by a referendum where 96 per cent of those who voted in Crimea supported joining Russia. The Russian Federation annexed Crimea immediately after the result of the referendum. The Ukrainian Parliament, the United States and the European Union consider the referendum to be illegal and unconstitutional. Sanctions were imposed by the EU and the United States on officials and politicians from Russia and Crimea. Subsequently, allegations that the Russian Government has provided military and other support to separatists in Ukraine have led to further EU and U.S. sanctions.

Eni is closely monitoring developments to the political situation in Russia, Ukraine and the Crimea Region, is adapting its business activities to the sanctions already adopted by the relevant authorities and will adapt to any further related regulations and/or economic sanctions that could be adopted by the authorities.

Among other activities, Eni is currently part of a strategic co-operation agreement for exploration activities in the Russian sections of the Barents Sea and the Black Sea. Contracts pertaining to this exploration were entered into before enactment of the restrictive measures. Eni also holds a 50% interest in the Blue Stream pipeline which links the Russian and Turkish coasts and transport volumes of gas which are jointly supplied by Eni and is Russian partner to Turkish companies.

The EU and U.S.-enacted sanctions are mainly target the financial sector and the energy sector in Russia. The EU sanctions relating to the upstream sector in Russia may negatively impact our ongoing activities, mainly in the exploration sector, unless the Company obtains a waiver from the relevant EU Authorities for projects entered into before enactment of restrictions. Eni started the required authorization procedure before the relevant EU Authorities. However, the outcome is uncertain and we cannot exclude major delays in certain ongoing upstream projects in Russia.

It is possible that wider sanctions covering the Russian energy, banking and/or finance industries may be implemented, which may be targeted at specific individuals or companies or more generally. Further sanctions imposed on Russia, Russian individuals or Russian companies by the international community, such as sanctions enacting restrictions on purchases of Russian gas by European companies or restricting dealings with Russian counterparties could adversely impact Eni’s business, results of operations and cash flow. In addition, an escalation of the crisis and of imposed sanctions could result in a significant disruption of energy supply and trade flows globally, which could have a material adverse effect on the Group’s business, financial conditions, results of operations and future prospects.

Risks in the Company Gas & Power business

(i) Risks associated with the trading environment and competition in the industry

The Company expects that the profitability outlook in its Gas & Power segment will be negatively affected by a projected weak demand recovery, strong competitive pressures and oversupplies. We believe that these downtrends have become structural headwinds. Gas demand was severely hit by the economic slowdown in Europe and, more importantly, a steep fall in consumption in the thermoelectric sector. The latter trend was affected by an ongoing expansion of renewable sources of electricity which have benefited from governmental subsides across Europe, whilst coal has displaced gas on a large scale in firing power plants due to cost advantages and lowering rates for obtaining emission allowances in Europe due to the economic downturn. Coal prices have seen a dramatic fall in recent years due to a massive glut of coal on a global scale. We do not expect any meaningful recovery in demand for the foreseeable future. In the face of weak demand, supplies on the European marketplace have continued to increase due to a number of factors. First of all, before the beginning of the downturn, gas wholesaler operators in Europe (overestimating the projected growth rates in demand) were committed to purchase large amounts of gas under long-term supply contracts with producing countries also bearing the volume risk as a result of the take-or-pay clause of those contracts. They also built large pipeline upgrades to import gas to Europe. Secondly, several LNG projects came on stream, which improved the liquidity of spot markets. Finally, production of shale gas in the United States continued to ramp-up forcing LNG exporters from the Gulf Region and other areas to redirect their LNG supplies to other markets, contributing to increase global gas supplies. Besides certain operators in the United States are planning to build or are actually building LNG export facilities. Those trends drove the expansion of very liquid European hubs where spot prices have become the prevailing benchmark of sale contracts, particularly in the industrial and thermoelectric segments. Spot prices have been on a downtrend over the last few years pressured by oversupplies and weak demand. This trend hit the profitability of European gas marketing operators, including Eni. In particular, Eni’s results of operations were adversely impacted by a faster than anticipated alignment between continental benchmarks and spot prices at Italian hubs leading to sharply lower price realizations in the Italian wholesale market, which is the main market to the Company Gas & Power segment. Adding to the pressure, reduced sales opportunities due to weak demand forced operators to compete even more aggressively on pricing to limit the financial risks associated with the take-or-pay clause provided by the long term supply contracts. Eni forecasts that market conditions will remain unfavorable in the gas sector in Italy and Europe for the foreseeable future due to the structural headwinds described above, volatile commodity prices and lack of visibility. Eni anticipates a number of risk factors to the profitability outlook of the Company’s gas marketing business over the next two to three years. Those include weak demand growth due to a projected slow recovery in the Euro-zone and macroeconomic uncertainties, declining thermoelectric consumption due to inter-fuel competition, continuing oversupplies and strong competition. Eni believes that those trends will negatively impact the gas marketing business future results of operations and cash flows by reducing gas selling prices and margins, also considering Eni’s obligations under its take-or-pay supply contracts.

The Company is seeking to improve its cost competitiveness by renegotiating more favorable contractual terms with Eni’s long-term suppliers. If it fails to achieve this its profitability could be adversely affected

The Company’s long-term supply contracts provide clauses whereby the parties are entitled to renegotiate pricing terms and other contractual conditions from time to time to reflect a changed market environment. The Company plans to renegotiate better terms and pricing of Eni’s long-term supply contracts in the coming years to align its cost structure which comprise the raw material purchase cost and the associated logistic costs to prices prevailing in the marketplace in order to preserve the profitability of its gas operations and to fulfill the contractual obligation of off-taking the annual minimum take in its long-term supply contracts. If it fails to obtain the planned benefits, future results and cash flow could be adversely affected.

The outcome of the planned renegotiations is uncertain in respect of both the amount of the economic benefits which will be ultimately achieved and the timing of recognition in profit. Should we fail to obtain revised contractual terms, we will evaluate whether to commence arbitration proceedings to satisfy our claims. However, arbitration proceedings may require complex and lengthy processes in order to reach a ruling, thus adding to the uncertainty about the final outcome of those renegotiations. Considering also ongoing price renegotiations with Eni long-term buyers, results of gas marketing activities are subject to an increasing rate of volatility and unpredictability.

Current, negative trends in gas demands and supplies may impair the Company’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market and anticipating certain trends in gas demand which actually failed to materialize, Eni has signed a number of long-term gas supply contracts with national operators of key producing countries that supply the European gas markets. These contracts have a residual life of approximately 13 years. These contracts include take-or-pay clauses whereby the Company is required to off-take minimum, pre-set volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. The take-or-pay clause entitles the Company to off-take pre-paid volumes of gas in later years. Amounts of cash pre-payments and time schedules for off-taking pre-paid gas vary from contract to contract. Generally, cash pre-payments are calculated on the basis of the energy prices current in the year when the Company is scheduled to purchase the gas, with the balance due in the year when the gas is actually purchased. Amounts of prepayments range from 10 to 100 per cent of the full price.

The right to off-take pre-paid gas expires within a ten-year term in some contracts or remains in place until contract expiration in other arrangements. In addition, the right to off-take the pre-paid gas can be exercised in future years provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity. In this case, Eni will pay the residual price calculating it as the percentage that complements

100 per cent, based on the arithmetical average of monthly base prices current in the year of the off-take. Similar considerations apply to ship-or-pay contractual obligations.

Although during the recent supply contract round of renegotiations the minimum pre-set volumes of gas that the Company is required to off-take has been significantly reduced, management believes that the current market outlook which will be driven by a weak recovery in gas demand and large gas availability, as well as strong competitive pressures in the marketplace and the possible changes in the sector specific regulation represent a risk factor to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts, considering also the Company’s plans for its sales volumes which are anticipated to remain flat or to decrease slightly in 2015 and in the subsequent years.

This risk materialized during the sector downturn in 2009 through 2012 when the Company accumulated deferred costs amounting to euro 1.9 billion paying the related cash advances to its gas suppliers due to the incurrence of the take-or-pay clause. This amount was substantially reduced in the subsequent years by approximately 50% due to the benefits of contract renegotiations and other commercial initiatives.

(ii) Risks associated with sector-specific regulations in Italy

Risks associated with the regulatory powers entrusted to the Italian Authority for Electricity Gas and Water in the matter of pricing to residential customers

The Authority for Electricity Gas and Water (the “AEEGSI”) is entrusted with certain powers in the matter of natural gas pricing. Specifically, the AEEG has general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users (as provided for by Resolution ARG/gas No. 64/2009) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the AEEGSI on these matters may limit the ability of Eni to pass an increase in the cost of the raw material onto final consumers of natural gas.

Effective on October 1, 2013, AEEGSI with Resolution No. 196 reformulated the pricing mechanism of gas supplies to retail customers by introducing a full indexation of the raw material cost component of the tariff to spot prices which replaced an oil-linked indexation. The new regulatory regime negatively impacted the Gas & Power results of operations and cash flow in 2014 compared to 2013 due to unfavorable trends in hub-based pricing to residential compared to the previous oil-linked tariff.

Furthermore, this new regulation provides a mechanism of compensation which addresses the wholesaler operators, as in the case of Eni, who have long-term procurement contracts to supply the Italian market and is designed to promote effective renegotiations of these contracts. The compensation mechanism covers a three-year period and is intended to indemnify wholesalers of possible unfavorable spreads between the oil-linked average prices of gas imported to Italy and the spot prices of gas in sales to residential customers. Vice versa, in case of favorable trends in the above mentioned spreads, the wholesalers have an obligation to refund residential customers. Wholesalers are free to adhere to this compensation mechanism. Eni elected to adhere to it. In 2014, due to unfavorable trends in the cost of oil-linked supplies with respect to spot prices to which gas selling prices are indexed, based on the Authority’s index of procurement costs the Company recognized a gain of euro 60 million. However, due to the current downturn in crude oil prices, Eni is projecting that the oil-linked index of the procurement costs set by the Authority could determine a loss to Eni up to euro 480 million. This contingent liability reflects the fact that the Authority index is not reflective of the current setup of Eni’s portfolio of gas supply costs which due to the renegotiations achieved in 2014 is largely indexed to hub prices and therefore Eni’s procurement costs are not expected to benefit from a fall in oil-linked gas procurement costs. It is still possible that the Authority updates its index of procurement costs to better reflect the status of the gas portfolio of those wholesalers who achieved new pricing terms for their gas supplies. Alternatively, Eni might file an administrative appeal against any deliberations of the Authority on this matter which might possibly lead to unfair results to Eni.

Due to a structurally adverse competitive environment in our Refining & Marketing and Chemicals segments, our prospects to recover profitability depends on our ability to restructure those businesses

Our Refining & Marketing and Chemical segments have been unprofitable for many years to date. Those trends reflected (in addition to movements in the cost of crude oil), competitive disadvantages of our businesses due to industry excess capacity, lack of efficient scale at our refining and chemicals plants and competition from cheaper oil products and commodities coming from Asia, Russia and the United States. We believe that these trends will not reverse in the foreseeable future. We plan on rightsizing our production capacity in those businesses through plant closure, divestments, restructuring and plant conversion to production based on renewable feedstock. If we fail to implement capacity restructuring and rationalization as planned, our business, results of operations and financial condition and cash flow could be negatively impacted.

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

Environmental, health and safety regulations

Eni has incurred in the past and will incur material operating expenses and expenditures in relation to compliance with applicable environmental, health and safety regulations in future years

Eni is subject to numerous EU, international, national, regional and local environmental, health and safety laws and regulations concerning its oil and gas operations, refining, chemicals, hydrocarbons transportation and other activities. Generally, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, as well as refining, petrochemical and other Group’s operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plug-in once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace and health of communities involved by the Company’s activities, and impose criminal or civil liabilities for polluting the environment or harming employees’ or communities’ health and safety resulting from oil, natural gas, refining, petrochemical and other Group’s operations.

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

Breach of environmental, health and safety laws expose the Company’s employees to criminal and civil liability and the Company to the incurrence of liabilities associated with compensation for environmental, health or safety damage, as well as damage to its reputation. Additionally, in the case of violation of certain rules regarding the safeguard of the environment and safety in the workplace, the Company can be liable for negligent or willful conduct on part of its employees as per Law Decree No. 231/2001.

Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations. Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures in the foreseeable future to comply with laws and regulations addressing the safeguard of the environment, safety on the workplace, health of employees, contractors and communities involved by the Company operations, including:
•	costs to prevent, control, eliminate or reduce certain types of air and water emissions and handle waste and other hazardous materials, including the costs incurred in connection with government action to address climate change;
•	remedial and clean-up measures related to environmental contamination or accidents at various sites, including those owned by third parties (see discussion below);
•	damage compensation claimed by individuals and entities, including local, regional or state administrations, in case Eni causes any kind of accident, pollution, contamination or other environmental liability involving its operations or the Company is found guilty of violating environmental laws and regulations; and
•	costs in connection with the decommissioning and removal of drilling platforms and other facilities, and well plugging.

Furthermore, in the countries where Eni operates or expects to operate in the near future, new laws and regulations, the imposition of tougher license requirements, increasingly strict enforcement or new interpretations of existing laws and regulations or the discovery of previously unknown contamination may also cause Eni to incur material costs resulting from actions taken to comply with such laws and regulations, including:
•	modifying operations;

•	installing pollution control equipment;
•	implementing additional safety measures; and
•	performing site clean-ups.

As a further result of any new laws and regulations or other factors, Eni may also have to curtail, modify or cease certain operations or implement temporary shutdowns of facilities, which could diminish Eni’s productivity and materially and adversely impact Eni’s results of operations, including profits. Security threats require continuous assessment and response measures. Acts of terrorism against Eni’s plants and offices, pipelines, transportation or computer systems could severely disrupt businesses and operations and could cause harm to people.

Existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change could have a negative impact on Eni’s business and may result in additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could have a material adverse effect on Eni’s liquidity, consolidated results of operations, and consolidated financial condition.

Changes in environmental requirements related to greenhouse gases and climate change may negatively impact demand for oil and natural gas and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). State, national, and international governments and agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which Eni conducts business. Because Eni’s business depends on the global demand for oil and natural gas, existing or future laws, regulations, treaties, or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on Eni’s business if such laws, regulations, treaties, or international agreements reduce the worldwide demand for oil and natural gas. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture, sequestration, and use of carbon dioxide that could have a material adverse effect on Eni’s liquidity, consolidated results of operations, and consolidated financial condition.

Risks of environmental, health and safety incidents and liabilities are inherent in many of Eni’s operations and products. Notwithstanding management’s belief that Eni adopts high operational standards to ensure the safety of its operations and the protection of the environment and the health of people and employees, it is possible that incidents like blowouts, oil spills, contaminations, pollution, release in the air, soil and ground water of pollutants and other dangerous materials, liquids or gases, and similar events could occur that would result in damage to the environment, employees and communities. The occurrence of any such events could have a material adverse impact on the Group business, competitive position, cash flow, results of operations, liquidity, future growth prospects, shareholders’ return and damage to the Group reputation.

Eni has incurred in the past and may incur in the future material environmental provisions in connection with the environmental impact of its past and present industrial activities. Eni is also exposed to claims under environmental requirements and, from time to time, such claims have been made against us. In Italy, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations Eni could be exposed to liability for clean-up and remediation costs, natural resource damages, and other damages as a result of Eni’s conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. Also plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution or in case the Company is found guilty of having violated any environmental laws or regulations.

Eni is periodically notified of potential liabilities at Italian sites. These potential liabilities may arise from both historical Eni operations and the historical operations of companies that Eni has acquired. Many of those potential liabilities relate to certain industrial sites that the Company disposed of, liquidated, closed or shut down in prior years where Group products were produced, processed, stored, distributed or sold, such as chemical plants, mineral-metallurgic plants, refineries and other facilities. At those industrial locations Eni has commenced a number of initiatives to restore and clean-up proprietary or concession areas that were allegedly contaminated and polluted by the Group’s industrial activities. Notwithstanding the Group’s position that it cannot be held liable for contaminations occurred in past years or (as permitted by applicable regulations in case of declaration rendered by a guiltless owner i.e. as a result of Eni’s conduct that was lawful at the time it occurred) or because Eni took over operations from third parties, nonetheless several public administrations used Eni for environmental and other damages and for clean-up and remediation measures in addition to those which were performed by the Company.

Eni expects remedial and clean-up activities at Eni’s sites to continue in the foreseeable future impacting Eni’s liquidity. As of December 31, 2014, the Group has accrued risk provisions to cope with all existing environmental liabilities whereby both a legal or constructive obligation to perform a clean-up or other remedial actions is in place and the associated costs can be reasonably estimated. The accrued amounts represent the management’s best estimates of the Company’s liability.

Management believes that it is possible that in the future Eni may incur significant environmental expenses and liabilities in addition to the amounts already accrued due to: (i) the likelihood of as yet unknown contamination; (ii) the results of ongoing surveys or surveys to be carried out on the environmental status of certain of Eni’s industrial sites as required by the applicable regulations on contaminated sites; (iii) unfavorable developments in ongoing litigation on the environmental status of certain of the Company’s sites where a number of public administrations and the Italian Ministry of the Environment act as plaintiffs; (iv) the possibility that new litigation might arise; (v) the probability that new and stricter environmental laws might be implemented; and (vi) the circumstance that the extent and cost of environmental restoration and remediation programs are often inherently difficult to estimate leading to underestimation of the future costs of remediation and restoration, as well as unforeseen adverse developments both in the final remediation costs and with respect to the final liability allocation among the various parties involved at the sites.

As a result of those risks, environmental liabilities could be substantial and could have a material adverse effect on Eni’s liquidity, consolidated results of operations, and consolidated financial condition.

Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil actions and administrative proceedings arising in the ordinary course of business. In addition to existing provisions accrued as of December 31, 2014 to account for ongoing proceedings, it is possible that in future years Eni may incur significant losses in addition to the amounts already accrued in connection with pending legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate.

Certain legal proceedings where Eni or its subsidiaries or its officers are parties involve the alleged breach of anti-corruption laws and regulations and ethical misconduct. Ethical misconduct and non-compliance with applicable laws and regulations, including non-compliance with anti-bribery and anti-corruption laws, by Eni, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

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

Risks deriving from Eni’s exposure to weather conditions

Significant changes in weather conditions in Italy and in the rest of Europe from year to year may affect demand for natural gas and some refined products. In colder years, demand for such products is higher. Accordingly, the results of operations of the Gas & Power segment and, to a lesser extent, the Refining & Marketing segment, as well as the comparability of results over different periods may be affected by such changes in weather conditions. In general, the effects of climate change could result in less stable weather patterns, resulting in more severe storms and other weather conditions that could interfere with Eni’s operations and damage Eni’s facilities. Furthermore, Eni’s operations, particularly offshore production of oil and natural gas, are exposed to extreme weather phenomena that can result in material disruption to Eni’s operations and consequent loss or damage of properties and facilities.

Eni’s crisis management systems may be ineffective and Eni may be the target of cyber attacks

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

Eni’s primary source of exposure to financial risk is the volatility in commodity prices. Generally, the Group does not hedge its strategic exposure to the commodity risk associated with its plans to find and develop oil and gas reserves, volume of gas purchased under its long-term gas purchase contracts which are not covered by contracted sales, its refining margins and other activities. The Group’s risk management objectives in addressing commodity risk are to optimize the risk profile of its commercial activities by effectively managing economic margins and safeguarding the value of Eni assets. To achieve this, Eni engages in risk management activities seeking both to hedge Group’s exposures and to profit from short-term market opportunities and trading. The Group’s risk management has evolved particularly in response to the major changes which have occurred in the competitive landscape of the gas marketing business, gas volatile margins and development of liquid gas spot markets.

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

The Group’s approach to risk management includes identifying, evaluating and managing the financial risk using a top-down approach whereby the Board of Directors is responsible for establishing the Group risk management strategy and setting the maximum tolerable amounts of risk exposure. The Group’s Chief Executive Officer is responsible for implementing the Group risk management strategy, while the Group’s Chief Financial and Risk Management Officer is in charge of defining policies and tools to manage the Group’s exposure to financial risk, as well as monitoring and reporting activities.

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

Commodity risk

Commodity risk is the risk associated with fluctuations in the price of commodities which may impact the Group’s results of operations and cash flow. Exposure to commodity risk is both of a strategic and commercial nature. Generally, the Group does not hedge its strategic exposure to commodity risk. However, the Group actively manages its exposure to commercial risk arising when a contractual sale of a commodity has occurred or it is highly probable that it will occur and the Group aims to lock in the associated commercial margin.

The Group’s risk management policies have evolved particularly in response to the deep changes occurred in the competitive landscape of the gas marketing business, volatile gas margins and development of liquid markets to trade spot gas. These policies also contemplate the use of derivative contracts for speculative purposes whereby Eni is seeking to profit from opportunities available in the gas market based, among other things, on its expectations regarding trends in future prices.

As part of those trading activities, the Company is implementing strategies of asset-backed trading in order to maximize the economic value of the flexibilities associated with its assets. Management believes that the price risks related to asset-backed trading activities are mitigated by the natural hedge granted by the assets’ availability.

These derivative contracts entered into for trading purposes may lead to gains, as well as losses, which, in each case, may be significant. Those derivatives are accounted for through profit and loss, resulting in higher volatility in Eni’s earnings.

Exchange rate risk

Movements in the exchange rate of the euro against the U.S. dollar can have a material impact on Eni’s results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, U.S. dollars, while a significant portion of Eni’s expenses are denominated in euros. Similarly, prices of Eni’s petrochemical products are generally denominated in, or linked to, the euro, whereas expenses in the Chemical segment are denominated both in euros and U.S. dollars. Accordingly, a depreciation of the U.S. dollar against the euro generally has an adverse impact on Eni’s results of operations and liquidity because it reduces booked revenues by an amount greater than the decrease in U.S. dollar-denominated expenses and may also result in significant translation adjustments that impact Eni’s shareholders’ equity. The Exploration & Production segment is particularly affected by movements in the U.S. dollar versus the euro exchange rates as the U.S. dollar is the functional currency of a large part of its foreign subsidiaries and therefore movements in the U.S. dollar versus the euro exchange rate affect year-on-year comparability of results of operations. In 2014, the Exploration & Production results of operations were marginally affected by trends in exchange rate of the euro against the U.S. dollar as the average exchange rate for the full year was substantially flat at 1 EUR = 1.33 US$. However, the decline of the euro against the U.S. dollar in the fourth quarter 2014 resulted in a appreciation of approximately 12% of the U.S. dollar at the closing rate on December 31, 2014 with respect to the closing rate at December 31, 2013 which movements boosted the Group net equity by approximately euro 5 billion as a result of the translation differences of the net assets of dollar-denominated subsidiaries. This trend has continued in the first quarter of 2015.

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

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term financial requirements and to settle obligations. Such a situation would negatively impact the Group results of operations and cash flows as it would result in Eni incurring higher borrowing expenses to meet its obligations or, under the worst conditions, the inability of Eni to continue as a going concern. European and global financial markets are currently subject to volatility amid concerns over the European sovereign debt crisis and weak macroeconomic growth, particularly in the Euro-zone. If there are extended periods of constraints in the financial markets, or if Eni is unable to access the financial markets (including cases where this is due to Eni’s financial position or market sentiment as to Eni’s prospects) at a time when cash flows from Eni’s business operations may be under pressure, Eni’s ability to maintain Eni’s long-term investment program may be impacted with a consequent effect on Eni’s growth rate, and may impact shareholder returns, including dividends or share price.

The oil and gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business for the exploration, development, exploitation and production of oil and natural gas reserves.

Historically, our capital expenditures have been financed with cash generated by operations, proceeds from asset disposal, borrowings under our credit facility and proceeds from the issuance of debt and bonds. The actual amount and timing of future capital expenditures may differ materially from our estimates as a result of, among others, changes in commodity prices, available cash flows, lack of access to capital, unbudgeted acquisitions, actual drilling results, the availability of drilling rigs and other services and equipment, the availability of transportation capacity, and regulatory, technological and competitive developments.

Our cash flows from operations and access to capital markets are subject to a number of variables, including but not limited to:
•	the amount of our proved reserves;
•	the volume of crude oil and natural gas we are able to produce and sell from existing wells;
•	the prices at which crude oil and natural gas are sold;
•	our ability to acquire, find and produce new reserves; and

•	the ability and willingness of our lenders to extend credit or of participants in the capital markets to invest in our bonds.

If revenues or our ability to borrow decrease significantly due to factors like a prolonged decline in crude oil and natural gas prices, we might have limited ability to obtain the capital necessary to sustain our planned capital expenditures. If cash generated by operations, cash from asset disposal, or cash available under our liquidity reserve or our credit facilities is not sufficient to meet capital requirements, the failure to obtain additional financing could result in a curtailment of operations relating to development of our reserves, which in turn could adversely affect our business, financial condition, results of operations, and cash flows and our ability to achieve our growth plans.

In addition, funding our capital expenditures with additional debt will increase our leverage and the issuance of additional debt will require a portion of our cash flows from operations to be used for the payment of interest and principal on our debt, thereby reducing our ability to use cash flows to fund capital expenditures and dividends.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay due amounts. Credit risks arise from both commercial partners and financial ones. In recent years, the Group has experienced a higher than normal level of counterparty default due to the severity of the economic and financial downturn and the amount of trade receivables overdue at the balance sheet date has increased significantly. In Eni’s 2014 Consolidated Financial Statements, Eni accrued an allowance against doubtful accounts amounting to euro 531 million (compared to euro 384 million), mainly relating to the Gas & Power business. Management believes that this business is particularly exposed to credit risks due to its large and diversified customer base which include a large number of medium and small sized businesses and retail customers who have been particularly impacted by the financial and economic downturn. However, trade receivable amounts due at the balance sheet date have also increased in relation to supplies of the Group’s products to state-owned companies, public administrations and other governmental agencies in Italy and abroad. Eni believes that the management of doubtful accounts represents an issue to the Company which will require management focus and commitment going forward. In the future we cannot exclude the recognition of significant provisions for doubtful accounts.

Critical accounting estimates

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments and past experience and other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and other risk provisions and recognition of revenues in the oilfield services construction and engineering businesses. Although management believes these estimates to represent the best outcome of the estimation process, actual results could differ from such estimates, due to, among other things, the following factors: uncertainty, lack or limited availability of information, availability of new informative elements, variations in economic conditions such as prices, costs, other significant factors including evolution in technologies, industrial practices and standards (e.g. removal technologies) and the final outcome of legal, environmental or regulatory proceedings.

Digital infrastructure is an important part of maintaining Eni’s operations, and a breach of Eni’s digital security could result in serious damage to business operations, personal injury, damage to assets, harm to the environment, breaches of regulations, litigation, legal liabilities and reparation costs

The reliability and security of Eni’s digital infrastructure is critical to maintaining the availability of Eni’s business applications, including the reliable operation of technology in Eni’s various business operations and the collection and processing of financial and operational data, as well as the confidentiality of certain third-party information. If Eni’s systems for protecting Eni’s digital security prove not to be sufficient, either due to intentional actions such as cyber attacks or due to negligence, Eni could be adversely affected by, among other things, loss or damage of intellectual property, proprietary information, or customer data, having Eni’s business operations interrupted, and increased costs to prevent, respond to, or mitigate potential risks to Eni’s digital infrastructure; also, in some circumstances, failures to protect digital infrastructure could result in injury to people, damage to assets, harm to the environment, breaches of regulations, litigation, legal liabilities and reparation costs.

The Company’s auditors, like all other independent registered public accounting firms operating in Italy, are not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and accordingly, investors may be deprived of the benefits of such inspection

The independent registered public accounting firm that issues the audit reports included in Eni’s annual reports filed with the U.S. Securities and Exchange Commission (the U.S. SEC), as auditor of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with U.S. SEC rules and PCAOB professional standards.

Because Eni’s auditor is a registered public accounting firm in Italy, a jurisdiction where the PCAOB is currently unable under Italian law to conduct inspections pending the mutual agreement between the PCAOB and the Italian Authorities, Eni’s auditor, like all other independent registered public accounting firms in Italy, is currently not inspected by the PCAOB. Inspections of audit firms that the PCAOB has conducted where allowed have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in Italy prevents the PCAOB from regularly evaluating Eni’s auditor’s audits and quality control procedures. As a result, the inability of the PCAOB to conduct inspections of auditors in Italy may deprive investors of the benefits of PCAOB inspections.

Item 4. INFORMATION ON THE COMPANY

History and development of the Company

Eni SpA with its consolidated subsidiaries engages in oil and gas exploration, development and production, marketing of gas, electricity and LNG, power generation, refining and marketing of petroleum products, production and marketing of petrochemical products, commodity trading and oilfield services and engineering industries. Eni has operations in 83 countries and 84,405 employees as of December 31, 2014.

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
Internet address: eni.com

The name of the agent of Eni in the United States is Pasquale Salzano, 485 Madison Avenue, New York, NY 10002.

Eni’s principal segments of operations are described below.

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as LNG operations in 40 countries, including Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, the United States, Kazakhstan, Russia, Algeria, Australia, Venezuela, Iraq, Ghana and Mozambique. In 2014, Eni average daily production amounted to 1,517 KBOE/d on an available-for-sale basis. As of December 31, 2014, Eni’s total proved reserves amounted to 6,602 mmBOE; proved reserves of subsidiaries totaled 5,772 mmBOE; Eni’s share of reserves of equity-accounted entities was 830 mmBOE. In 2014, Eni’s Exploration & Production segment reported net sales from operations (including inter-segment sales) of euro 28,488 million and operating profit of euro 10,766 million.

Eni’s Gas & Power segment engages in supply, trading and marketing of gas and electricity, international gas transport activities, and LNG supply and marketing. This segment also includes the activity of electricity generation that is ancillary to the marketing of electricity. In 2014, Eni’s worldwide sales of natural gas amounted to 89.17 BCM. Sales in Italy amounted to 34.04 BCM, while sales in European markets were 55.13 BCM which included 4.01 BCM of gas sold to certain importers to Italy. Eni produces power at a number of operated sites in Italy with a total installed capacity of 4.9 GW as of December 31, 2014. In 2014, sales of power totaled 33.58 TWh. In 2014, Eni’s Gas & Power segment reported net sales from operations (including inter-segment sales) of euro 28,250 million and operating profit of euro 186 million.

Eni’s Refining & Marketing segment engages in crude oil supply and refining and marketing of petroleum products at retail and wholesale markets mainly in Italy and in the rest of Europe. In 2014, processed volumes of crude oil and other feedstock amounted to 25.03 mmtonnes and sales of refined products were 44.41 mmtonnes, of which 22.76 mmtonnes in Italy. Retail sales of refined products at Eni’s service stations amounted to 9.21 mmtonnes in Italy and in the rest of Europe. In 2014, Eni’s retail market share in Italy through its "Eni" and "Agip" branded network of service stations was 25.5%. In 2014, Eni’s Refining & Marketing segment reported net sales from operations (including inter-segment sales) of euro 56,153 million and operating loss of euro 2,229 million.

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

Eni’s chemical activities include production of olefins and aromatics, basic intermediate products, polyethylene, polystyrenes, and elastomers. Eni’s chemical operations are concentrated in Italy and Western Europe. In 2014, Eni sold 3.46 mmtonnes of chemical products. In 2014, Eni’s Chemical segment reported net sales from operations (including inter-segment sales) of euro 5,284 million and operating loss of euro 704 million.

Eni engages in oilfield services, construction and engineering activities through its partially-owned subsidiary Saipem and Saipem’s controlled entities (Eni’s interest being 42.91%). Saipem provides a full range of engineering, drilling and construction services to the oil and gas industry and downstream refining and petrochemical sectors, mainly in the field of performing large EPC contracts offshore and onshore for the construction and installation of fixed platforms, sub-sea pipe laying and floating production systems and onshore industrial complexes. In 2014, Eni’s Engineering & Construction segment reported net sales from operations (including intragroup sales) of euro 12,873 million and operating profit of euro 18 million.

A list of Eni’s subsidiaries is included as an exhibit to this Annual Report on Form 20-F.

Strategy

In order to manage a radically changed price environment, the Company outlined for the next four-year period an action plan which comprises a number of rigorous initiatives and objectives in order to mitigate the impact of lower oil prices and to preserve a robust financial structure, particularly in the short to medium term. Our oil price assumptions for the Brent benchmark are $55 per barrel in 2015 and we expect a gradual recovery in the subsequent years up to our long term case of $90 per barrel. Against the backdrop of a low price environment in the short to medium term, our primary target remains cash generation which will be underpinned by well-designed industrial actions, capital discipline, focus on Exploration & Production activities and a large disposal plan. In approving the capital expenditure plan the Company selected high-return projects with short pay-back periods; this optimization will result in a euro 48 billion capital expenditures in the next four years, down by approximately 17% compared to the previous plan, net of exchange rate effects. The disposal plan, amounting to more than euro 8 billion in the 2015-2018 period, is based on the anticipated monetization of exploratory discoveries, optimization of the upstream portfolio, rationalization of midstream and downstream portfolio, and the divestment of residual interests in Snam and Galp. The Company forecasts that the planned industrial actions, the selective approach to capital expenditure and the disposal plan will enable Eni to preserve a robust financial structure and we plan to maintain the leverage below the threshold of 0.3 throughout the oil cycle. As part of its effort to preserve liquidity and the balance sheet, the Company decided to rebase the dividend as it is planning to pay a dividend of euro 0.8 per share for fiscal year 2015. In the subsequent years, management will re asses its progressive dividend policy against the backdrop of an expected improvement in the oil price scenario and the planned growth in our cash generation as our value-generation strategy in Exploration & Production and our turnaround of Gas & Power, Refining & Marketing and Chemicals progress towards our goals. See “Item 5 – Management’s expectations of operations”.
•	In the Exploration & Production segment we plan to preserve cash generation in a low oil price environment. To achieve this objective we plan the following strategic actions: (i) focus on near-field exploration reducing expenditures; (ii) fast track development of discovered resources through the optimization of the time-to-market and strict control of project execution; (iii) monetization of interests in discoveries made; (iv) production growth at an average rate of 3.5% across the plan period, maintaining a solid base of long plateau/long-term cash flow projects; (v) modular approach and phased project development in order to reduce the financial exposure and fasten production start-up; and (vi) increased efficiency through a wide range of actions aimed at reducing operating costs, pursued also through the renegotiations of supply contracts.
•	In the Gas & Power segment we are seeking to preserve the economic and financial sustainability in the long term against the backdrop of structural headwinds in the European gas sector where we do not expect significant improvement in the trading environment due to continued weak demand, strong competition and oversupplies which will affect sale prices and margins.
Our turnaround strategy will be driven by the renegotiation of our entire portfolio of long-term supply contracts in order to align our cost position to prevailing market conditions. The consolidation of profitability and cash generation will be helped by the streamlining of operations and optimization of logistic costs, focusing on the development and growth in value added segments.
•	Our priority in the Refining & Marketing segment is to recover profitability and positive cash generation in a short time frame against the backdrop of weak industry fundamentals and an unfavorable trading environment. We plan to complete our target of up to 50% refining capacity reduction also through process reconversion in Italy and to implement a number of efficiency and cost reduction initiatives, energy saving and optimization of plant operations, in order to drive margin expansions. In the marketing business in Italy we plan to enhance profitability by closing down marginal outlets and continuing upgrading our modern and most efficient service stations, also improving service quality and client retention and non-oil profit contribution taking into account a weak outlook for fuel consumption. Outside Italy, Eni plans to grow selectively in target European markets and divest marginal assets.

•	Our Engineering & Construction segment is expected to strength profitability and reinforce the financial structure. Management plans to focus on working capital optimization and selective capital expenditure. In the next four-year plan we will leverage on our competitive advantages in ultra-deep projects, in the lying of large-diameter pipelines in harsh environments and complex onshore projects. We intend to complete legacy projects with low profitability with the aim to focus on certain projects leveraging on our technologically-advanced assets and our skills in engineering and project management, as well as by strengthening the EPC model.
•	In the Chemical segment, management intends to recover profitability by progressively reducing the exposure to loss-making commodity business lines. This will be achieved by restructuring production capacity by plant closure, divestment or reconversion, and by refocusing the chemical business on more profitable market segments. Our return to profitability will be underpinned by a progressive growth in the production of chemicals based on green technologies and in niche productions such as elastomers where we have the competitive advantage granted by proprietary technologies. We also plan to expand our elastomers and other niche productions internationally to seek to capture opportunities for growth and returns in the fast-growing Asian markets leveraging our technologies and know-how in those fields.

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

Significant business and portfolio developments

The significant business and portfolio developments that occurred in 2014 and to date in 2015 were the following:
•	In April 2015, Versalis and the South Korean petrochemical company LOTTE Chemical extended their cooperation in the elastomers business under a technology license agreement regarding, in particular, the Styrene-Isoprene-Styrene and Styrene-Butadiene-Styrene (SIS/SBS) product lines to target the specialty hot-melt adhesives market and additional market segments such as technical and sports articles, bitumen and plastics.
•	In March 2015, Eni signed, within the framework of Egyptian Economic Development Conference (EEDC), a framework agreement for the development of Egypt’s oil and gas resources by investing approximately $5 billion. The investments to be implemented in the next 4 years are directed to the development of significant oil and gas reserves.
•	In March 2015, Eni made a significant discovery of gas and condensates offshore Libya, in the Bahr Essalam South exploration prospect. The proximity to the Bahr Essalam infrastructures will allow a quick development of this new discovery.
•	On January 15, 2014, Eni sold to certain Gazprom subsidiaries its 60% interest in Artic Russia which is the parent company with a 49% stake of Severenergia, which holds four licenses for the exploration and production of hydrocarbons in the Region of Yamal Nenets (Siberia), including in particular the on stream field of Samburgskoye, Eni’s first development in the Russian upstream. The cash consideration for the disposal amounted to euro 2.16 billion ($2,940 million).
•	In December 2014, Eni divested to Gazprom its 20% stake in South Stream Transport BV engaged in the economic feasibility, procurement and construction of the offshore section of the South Stream pipeline. Pursuant to the shareholders’ agreement, Eni exercised a put option of its stake whereby the Company will recover the capital invested to date in the project, determined in accordance with existing agreements.
•	At the end of December 2014, Versalis signed an agreement to divest the Sarroch plant to the refining company Saras, which owns a refinery close to Eni’s petrochemical site. The agreement includes the disposal of the Versalis plants connected with the production cycle of the refinery, in particular the reforming unit, the propylene splitter unit and other related services, including the logistics system. Versalis will continue to operate on the site with the planned HSE activities and environmental remediation activities, not included in the transaction.
•	The exploration campaign carried out in 2014 achieved success with: (i) the Ochigufu well, in the deep waters of Block 15/06 (Eni operator with a 35% interest). This discovery is located near the West Hub oil project, which started up at the end of 2014. In January 2015, Eni obtained from the Angolan authorities a three-year extension of the exploration period of the above mentioned block; (ii) Congo: in the conventional waters of Block Marine XII, the Minsala well marked the third oil discovery in the last two, with characteristics similar to the previous discoveries of Litchendjili and Nené, the latter started up early production in quick time; (iii) Ecuador: the Oglan well in Block 10 (Eni operator with a 100% interest), located near the processing facilities of the operated Villano oilfield; (iv) Indonesia: the Merakes gas discovery in East Sepinggan offshore Block (Eni operator with a 85% interest). This discovery is located in proximity of the operated field of Jangkrik, which is currently under development and will supply additional gas volumes to the Bontang

LNG plant; and (v) Mozambique: the appraisal gas wells Agulha 2 at Mamba and Coral 4 DIR confirmed the extension of their respective discoveries in Area 4 (Eni operator with a 50% interest).
•	In November 2014, Eni defined with the Ministry for Economic Development, the Region of Sicily and interested stakeholders (including trade unions and local communities) a plan to restore the profitability of the Gela refinery. Key to the agreement is the reconversion of the Gela site into a bio-refinery. This will follow the model adopted in the Venice green refinery scheme, where green diesel will be produced from raw vegetable materials by using the proprietary EcofiningTM technology. The agreement also defines terms for building a modern logistic pole and new initiatives in the upstream sector in Sicily. Eni will also perform environmental remediation and cleanup activities and institute a competence center for safety. The investment plan for such initiatives amounts to euro 2.2 billion, mainly relating to upstream projects in the Sicily Region.
•	In August 2014, Eni divested its stake in EnBW Eni Verwaltungsgesellschaft (EEV), a joint venture which controls the companies Gasversorgung Süddeutschland (GVS) and Terranets BW, to its current partner EnBW (Energie Baden-Württemberg). In 2013, Eni’s share of the sales volumes made by the joint venture amounted to 2.62 BCM.
•	In June 2014, the start-up of the bio-refinery of Porto Marghera was achieved, with green diesel capacity of approximately 300 ktonnes/y, from refined vegetable oil, utilizing the proprietary EcofiningTM technology. The production will fulfill half of Eni’s annual requirement of green diesel, thus ensuring new perspectives for the industrial site of Venice and allowing economic and environmental benefits.
•	In June 2014, the green chemical project of Matrìca, a 50/50 joint venture between Eni’s subsidiary Versalis and Novamont, started operations marking the full conversion of the Porto Torres site. Matrìca’s plant is currently leveraging on innovative technology to transform vegetable oils into monomers and intermediates that are feedstock for the production of complex bio-products destined for a number of industries such as the tyre industry, bio-lubricants and plastic production. The overall production capacity of approximately 70 ktonnes per year will come gradually online during 2015. Cracking production line was closed definitively.
•	In the first half of 2014, Eni completed the divestment of Galp through the sale of approximately 8% of the share capital of the investee for a cash consideration of euro 824 million. Following the sale, Eni holds approximately 8% of Galp’s share capital, entirely underlying the approximately euro 1,028 million exchangeable bond issued on November 30, 2012 and due on November 30, 2015.
•	In May 2014, Eni signed a preliminary agreement for the divestment of Eni’s marketing activities of fuels located in Czech Republic, Slovakia and Romania to the Hungarian Company MOL. The agreement also comprises the refinery capacity to supply the marketing network through a 32.445% interest in the joint refining asset Ceská Rafinérská as (CRC). The latter will be ultimately purchased by another partner in the venture, Unipetrol, which exercised the relevant preemption rights according to the conditions agreed by Eni and MOL. All these agreements are subject to the approval of the relevant European Antitrust Authorities.

In addition, Eni closed the following transactions:
•	In March 2015, following its participation in the competitive International Bid Round launched by the Republic of the Union of Myanmar, Eni signed two Production Sharing Contracts (PSC) for offshore blocks MD-02 and MD-04. These contracts foresee a study period of two years, followed by a 3-phases exploration period lasting six years.
•	In January 2015, Eni and the relevant authorities of Ghana sanctioned the OCTP integrated oil and gas project (Eni 47.22%, operator). First oil is expected in 2017, first gas in 2018 and production is expected to peak at 80,000 BOE/d.
•	In June 2014, Eni signed a strategic agreement with the Kazakh national company KazMunaiGas (KMG) for the exploitation of exploration and production rights in the Isatay area, located in the North Caspian Sea, through a joint operating company.
•	In October 2014, a Memorandum of Understanding and Cooperation was signed with the National Company Petroleos Mexicanos (Pemex) establishing the basis for future cooperation in the upstream and other business segments and areas.
•	In November 2014, Eni and the State oil company Turkmenneft agreed to extend up to 2032 the production sharing agreement regulating exploration and production activities at the onshore Nebit Dag Block. The agreements also establish the transfer of a 10% stake out of the contractor share to Turkmenneft.
•	In July 2014, a cooperation agreement was signed with the relevant authorities to extend existing oil permits and to develop new initiatives in the Country’s coastal basin, which extends from onshore Mayombe to frontage deep waters. At the end of December 2014, Eni started production at the recent Nené discovery in Block Marine XII (Eni’s interest 65%, operator) just eight months after obtaining the production permit. The early production phase is yielding 7,500 BOE/d and the fast-track development of the field has leveraged on the synergies with the front-end loading and the infrastructures of the fields located in the area. The full-field development will take place in several stages and will include the installation of production platforms and the drilling of over 30 wells, with a plateau of over 120,000 BOE/d.

In 2014, capital expenditures amounted to euro 12,240 million, of which 92% related to Exploration & Production, Gas & Power and Refining & Marketing segments, and primarily related to: (i) development of oil and gas reserves (euro 9,021 million) deployed mainly in Norway, Angola, Congo, the United States, Italy, Nigeria, Egypt, Indonesia and Kazakhstan and exploratory projects (euro 1,398 million) carried out primarily in Libya, Mozambique, the United States, Nigeria, Angola, Indonesia, Cyprus, Norway and Gabon; (ii) upgrading of the fleet used in the Engineering

& Construction segment (euro 694 million); (iii) refining, supply and logistics in Italy and outside Italy (euro 362 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade of the refined product retail network in Italy and in the rest of Europe (euro 175 million); and (iv) initiatives to improve flexibility of the combined-cycle power plants (euro 98 million).

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

BUSINESS OVERVIEW

Exploration & Production

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as LNG operations, in 40 countries, including Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, the United States, Kazakhstan, Algeria, Australia, Venezuela, Iraq, Ghana and Mozambique. In 2014, Eni average daily production amounted to 1,517 KBOE/d on an available-for-sale basis. As of December 31, 2014, Eni’s total proved reserves amounted to 6,602 mmBOE; proved reserves of subsidiaries totaled 5,772 mmBOE; Eni’s share of reserves of equity-accounted entities stood to 830 mmBOE.

Eni’s strategy in its Exploration & Production operations is to pursue profitable production growth by developing its portfolio of projects underway and by optimizing its current producing fields. We plan to achieve a production growth rate of 3.5% on average in the next 2015-2018 four-year period, based on our long-term Brent price assumptions of 90 $/BBL and certain other trading environment assumptions including an indication of Eni’s production volume sensitivity to oil prices which are disclosed under "Item 5 – Management’s expectations of operations".

Management plans to achieve the target production growth by continuing development activities and new project start-ups in the main areas of operations, including North Africa, Sub-Saharan Africa, Barents Sea, Kazakhstan, Venezuela and the Far East, leveraging Eni’s vast knowledge of reservoirs and geological basins, as well as technical and producing synergies. We plan to start 16 new large fields over the next four years which will contribute more with than 650 KBOE/d of new production by 2018; about 90% of these new projects have already been sanctioned and 84% operated.

Management plans to maximize the production recovery rate at our current fields by counteracting natural field depletion and reducing facilities downtime. This will require intense development activities of work-over and infilling and careful planning of maintenance activities. We expect that continuing technological innovation and competence build-up will drive increasing rates of reserve recovery.

Management plans to invest some euro 36 billion to develop reserves over the next four years, with a decrease of 12% net of exchange rate effects versus the previous four-year plan to mitigate the impact of a low oil price environment. We plan to prioritize lower intensity projects, brown-field developments and infilling wells mainly in Congo, Angola and Egypt, while we plan to re-schedule spending in some large projects. This re-scheduling will account for half of the overall reduction, while the remaining will be determined by contracts renegotiations.

Exploration projects will attract some euro 5 billion with a reduction of 35% net of exchange rate effects in 2015 and 25% over the plan period. Exploration expenditure will be focused on proven plays and near-field exploration, where we plan to drill 70% of our scheduled wells. The most important amounts of exploration expenses will be incurred in Norway, Nigeria, the United States and Italy.

Management intends to implement a number of initiatives to support profitability in its upstream operations by exercising tight control on project time schedules and costs and reducing the time span which is necessary to develop and market reserves. We plan to achieve efficient development of our reserves by: (i) in-sourcing critical engineering and project management activities also redeploying to other areas key competences which will be freed with the start-up of certain strategic projects and increase direct control and governance on construction and commissioning activities; and (ii) signing framework agreements with major suppliers, using standardized specifications to speed up pre-award process for critical equipment and plants, increasing focus on supply chain programming to optimize order flows. Based on these initiatives we believe that almost all of our project which we are currently developing over the next four-year plan will be completed on time and on cost schedule.

Finally we plan to achieve further cost efficiencies by: (i) increasing the scale of our operations as we concentrate our resources on larger fields than in the past where we plan to achieve economies of scale; (ii) expanding projects where we serve as operator. We believe operatorship will enable the Company to exercise better cost control, effectively manage reservoir and production operations, and deploy our safety standards and procedures to minimize risks; (iii) applying our technologies which we believe can reduce drilling and completion costs; and (iv) renegotiating contracts for oilfield services and other items to reap the benefits of the deflationary trend in the industry.

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

For the year 2015, management plans to spend over euro 10 billion in reserves development and exploration projects.

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

Reserves governance

Eni retains rigorous control over the process of booking proved reserves, through a centralized model of reserves governance. The Reserves Department of the Exploration & Production segment is entrusted with the tasks of: (i) ensuring the periodic certification process of proved reserves; (ii) continuously updating the Company’s guidelines on reserves evaluation and classification and the internal procedures; and (iii) providing training of staff involved in the process of reserves estimation.

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

The process for estimating reserves, as described in the internal procedure, involves the following roles and responsibilities: (i) the business unit managers (geographic units) and Local Reserves Evaluators (LRE) are in charge with estimating and classifying gross reserves including assessing production profiles, capital expenditures, operating expenses and costs related to asset retirement obligations; (ii) the Petroleum Engineering Department at the head office verifies the production profiles of such properties where significant changes have occurred; (iii) geographic area managers verify the commercial conditions and the progress of the projects; (iv) the Planning and Control Department provides the economic evaluation of reserves; and (v) the Reserves Department, through the Headquarter Reserves Evaluators (HRE), provides independent reviews of fairness and correctness of classifications carried out by the above mentioned units and aggregates worldwide reserves data.

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

In order to calculate the economic value of Eni’s equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements and other pertinent information are provided by Eni to third-party evaluators. In 2014, Ryder Scott Company and DeGolyer and MacNaughton provided an independent evaluation of approximately 27% of Eni’s total proved reserves at December 31, 20144, confirming, as in previous years, the reasonableness of Eni internal evaluation5.

In the 2012-2014 three-year period, 94% of Eni total proved reserves were subject to an independent evaluation. As at December 31, 2014, the main Eni properties not subjected to independent evaluation in the last three years were M’Boundi (Congo) and Junin 5 (Venezuela).

(1)	i	See "Item 19 – Exhibits" in the Annual Report on Form 20-F 2009.
(2)	i	From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott.
(3)	i	See "Item 19 – Exhibits".
(4)	i	Includes Eni’s share of proved reserves of equity-accounted entities.
(5)	i	See "Item 19 – Exhibits".

Summary of proved oil and gas reserves

The tables below provide a summary of proved oil and gas reserves of the Group companies and its equity-accounted entities by geographic area for the three years ended December 31, 2014, 2013 and 2012. Net proved reserves are set out in more detail under the heading "Supplemental oil and gas information" on page F-138.

HYDROCARBONS (mmBOE)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves

Consolidated subsidiaries
Year ended Dec. 31, 2012	524	591	1,915	1,048	1,041	184	236	128	5,667
developed	406	349	1,080	716	458	108	170	107	3,394
undeveloped	118	242	835	332	583	76	66	21	2,273
Year ended Dec. 31, 2013	499	557	1,783	1,155	1,035	263	240	176	5,708
developed	408	343	1,003	701	566	90	153	123	3,387
undeveloped	91	214	780	454	469	173	87	53	2,321
Year ended Dec. 31, 2014	503	544	1,740	1,239	1,069	285	232	160	5,772
developed	401	335	904	702	589	112	188	135	3,366
undeveloped	102	209	836	537	480	173	44	25	2,406
Equity-accounted entities
Year ended Dec. 31, 2012			20	81		668	730		1,499
developed			20			82	20		122
undeveloped				81		586	710		1,377
Year ended Dec. 31, 2013			19	75		7	726		827
developed			19			3	18		40
undeveloped				75		4	708		787
Year ended Dec. 31, 2014			16	81		5	728		830
developed			15	23		3	26		67
undeveloped			1	58		2	702		763
Consolidated subsidiaries and equity-accounted entities
Year ended Dec. 31, 2012	524	591	1,935	1,129	1,041	852	966	128	7,166
developed	406	349	1,100	716	458	190	190	107	3,516
undeveloped	118	242	835	413	583	662	776	21	3,650
Year ended Dec. 31, 2013	499	557	1,802	1,230	1,035	270	966	176	6,535
developed	408	343	1,022	701	566	93	171	123	3,427
undeveloped	91	214	780	529	469	177	795	53	3,108
Year ended Dec. 31, 2014	503	544	1,756	1,320	1,069	290	960	160	6,602
developed	401	335	919	725	589	115	214	135	3,433
undeveloped	102	209	837	595	480	175	746	25	3,169

LIQUIDS (mmBBL)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves

Consolidated subsidiaries
Year ended Dec. 31, 2012	227	351	904	672	670	82	154	24	3,084
developed	165	180	584	456	203	41	109	24	1,762
undeveloped	62	171	320	216	467	41	45		1,322
Year ended Dec. 31, 2013	220	330	830	723	679	128	147	22	3,079
developed	177	179	561	465	295	38	96	20	1,831
undeveloped	43	151	269	258	384	90	51	2	1,248
Year ended Dec. 31, 2014	243	331	776	739	697	131	147	13	3,077
developed	184	174	521	470	306	64	116	12	1,847
undeveloped	59	157	255	269	391	67	31	1	1,230
Equity-accounted entities
Year ended Dec. 31, 2012			17	16		114	119		266
developed			17			8	19		44
undeveloped				16		106	100		222
Year ended Dec. 31, 2013			16	15		1	116		148
developed			16				19		35
undeveloped				15		1	97		113
Year ended Dec. 31, 2014			14	17		1	117		149
developed			13	7			26		46
undeveloped			1	10		1	91		103
Consolidated subsidiaries and equity-accounted entities
Year ended Dec. 31, 2012	227	351	921	688	670	196	273	24	3,350
developed	165	180	601	456	203	49	128	24	1,806
undeveloped	62	171	320	232	467	147	145		1,544
Year ended Dec. 31, 2013	220	330	846	738	679	129	263	22	3,227
developed	177	179	577	465	295	38	115	20	1,866
undeveloped	43	151	269	273	384	91	148	2	1,361
Year ended Dec. 31, 2014	243	331	790	756	697	132	264	13	3,226
developed	184	174	534	477	306	64	142	12	1,893
undeveloped	59	157	256	279	391	68	122	1	1,333

NATURAL GAS (BCF)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves

Consolidated subsidiaries
Year ended Dec. 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
developed	1,325	925	2,720	1,429	1,401	372	334	459	8,965
undeveloped	308	392	2,838	632	637	190	115	113	5,225
Year ended Dec. 31, 2013	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
developed	1,266	904	2,432	1,295	1,488	286	310	561	8,542
undeveloped	266	343	2,799	1,079	469	458	199	287	5,900
Year ended Dec. 31, 2014	1,432	1,171	5,291	2,744	2,049	846	468	807	14,808
developed	1,192	887	2,110	1,271	1,553	261	393	675	8,342
undeveloped	240	284	3,181	1,473	496	585	75	132	6,466
Equity-accounted entities
Year ended Dec. 31, 2012			16	353		3,043	3,355		6,767
developed			16			402	6		424
undeveloped				353		2,641	3,349		6,343
Year ended Dec. 31, 2013			15	330		28	3,353		3,726
developed			15			14	5		34
undeveloped				330		14	3,348		3,692
Year ended Dec. 31, 2014			15	351		18	3,353		3,737
developed			15	89		10	6		120
undeveloped				262		8	3,347		3,617
Consolidated subsidiaries and equity-accounted entities
Year ended Dec. 31, 2012	1,633	1,317	5,574	2,414	2,038	3,605	3,804	572	20,957
developed	1,325	925	2,736	1,429	1,401	774	340	459	9,389
undeveloped	308	392	2,838	985	637	2,831	3,464	113	11,568
Year ended Dec. 31, 2013	1,532	1,247	5,246	2,704	1,957	772	3,862	848	18,168
developed	1,266	904	2,447	1,295	1,488	300	315	561	8,576
undeveloped	266	343	2,799	1,409	469	472	3,547	287	9,592
Year ended Dec. 31, 2014	1,432	1,171	5,306	3,095	2,049	864	3,821	807	18,545
developed	1,192	887	2,125	1,360	1,553	271	399	675	8,462
undeveloped	240	284	3,181	1,735	496	593	3,422	132	10,083

Volumes of oil and natural gas applicable to long-term supply agreements with foreign governments in mineral assets where Eni is operator totaled 282 mmBOE as of December 31, 2014 (536 and 648 mmBOE as of December 31, 2013 and 2012, respectively). Said volumes are not included in reserves volumes shown in the table herein.

Subsidiaries	Equity-accounted entities

2012	2013	2014	2012	2013	2014

(mmBOE)
Additions to proved reserves	549	621	643	404		11
Purchases of minerals-in-place		4	4
Sales of minerals-in-place	(212)	(13)	(8)	(38)	(652)
Production for the year (a)	(610)	(571)	(575)	(13)	(20)	(8)

(a)	The difference over production sold of 549.5 mmBOE (598.7 mmBOE in 2012 and 555.3 mmBOE in 2013) reflected natural gas volumes of 29.4 mmBOE consumed in operations (25.5 mmBOE in 2012 and 30 mmBOE in 2013), changes in inventories and other factors.

Subsidiaries and equity-accounted entities

2012	2013	2014

(%)
Proved reserves replacement ratio of subsidiaries and equity-accounted entities, all sources	113	(7)	112

Eni’s proved reserves as of December 31, 2014 totaled 6,602 mmBOE (liquids 3,226 mmBBL; natural gas 18,545 BCF). Eni’s proved reserves reported an increase of 67 mmBOE, or 1%, from December 31, 2013. All sources additions to proved reserves booked in 2014 were 654 mmBOE of which 643 mmBOE came from Eni’s subsidiaries and 11 mmBOE from Eni’s share of equity-accounted entities.

Price effects were negligible, leading to an upward revision of 33 mmBOE, due to a lowered Brent price used in the reserve estimation process down to 101 $/BBL in 2014 compared to 108 $/BBL in 2013. Further information about how to determine year-end amounts of proved reserves and the relevant net present value is provided in “Item 3 – Risk factors – Risks associated with the exploration and production of oil and natural gas”.

The methods (or technologies) used in the Eni’s proved reserves assessment in 2014 depend on stage of development, quality and completeness of data, and production history availability. The methods include volumetric estimates, analogies, reservoir modeling, decline curve analysis or a combination of such methods. The data considered for these analyses are obtained from a combination of reliable technologies that produce consistent and repeatable results including well or field measurements (i.e. logs, core samples, pressure information, fluid samples, production test data and performance data) and indirect measurements (i.e. seismic data). However, for each reservoir assessment the most suitable combination of technologies and methods is applied providing a high degree of confidence in establishing reliable reserves estimates.

The all sources reserves replacement ratio achieved by Eni’s subsidiaries and equity-accounted entities was 112% in 2014 (negative in 2013 and 113% in 2012). The all sources reserves replacement ratio was calculated by dividing additions to proved reserves including sales and purchases of mineral-in-place by total production, each as derived from the tables of changes in proved reserves prepared in accordance with FASB Extractive Activities - Oil & Gas (Topic 932) (see "Item 18 – Supplemental oil and gas information – of the Notes on Consolidated Financial Statements"). The reserves replacement ratio is a measure used by management to assess the extent to which produced reserves in the year are replaced by booked reserves total additions. Management considers the reserves replacement ratio to be an important indicator of the Company’s ability to sustain its growth prospects. However, this ratio measures past performances and is not an indicator of future production because the ultimate recovery of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructures, as well as changes in oil and gas prices, political risks, geological, reservoir performance and environmental risks. See "Item 3 – Risks associated with the exploration and production of oil and natural gas and Uncertainties in estimates of oil and natural gas reserves".

The average reserves life index of Eni’s proved reserves was 11.3 years as of December 31, 2014 which included reserves of both subsidiaries and equity-accounted entities.

Eni’s subsidiaries

Eni’s subsidiaries added 643 mmBOE of proved oil and gas reserves in 2014. This comprised 302 mmBBL of liquids and 1,872 BCF of natural gas. Additions to proved reserves derived from: (i) revisions of previous estimates were 513 mmBOE mainly reported in Libya, Italy, Kazakhstan and Congo due to contractual revisions, continuous development activities and field performances; (ii) extensions and discoveries were 124 mmBOE, with major increases booked in Ghana, Indonesia, the United States and Congo, following new project sanctions and proved area extensions; (iii) improved recovery were 6 mmBOE mainly reported in Algeria and Kazakhstan; (iv) sales of mineral-in-place related to the divestment of assets in Nigeria (7 mmBOE) and the United Kingdom (1 mmBOE); and (v) purchase of mineral-in-place referred to interests in assets located in the United Kingdom (4 mmBOE).

Eni’s share of equity-accounted entities

Additions in Eni’s share of equity-accounted entities’ proved oil and gas reserves amounted to 11 mmBOE in 2014 and derived from revisions of previous estimates reported mainly in Angola and Venezuela.

Proved undeveloped reserves

Proved undeveloped reserves as of December 31, 2014 totaled 3,169 mmBOE. At year end, proved undeveloped reserves of liquids amounted to 1,333 mmBBL, mainly concentrated in Africa and Kazakhstan. Proved undeveloped reserves of natural gas amounted to 10,083 BCF, mainly located in Africa and Venezuela. Proved undeveloped reserves of consolidated subsidiaries amounted to 1,230 mmBBL of liquids and 6,466 BCF of natural gas.

In 2014, total proved undeveloped reserves increased by 61 mmBOE mainly due to: (i) discoveries and extensions (up by 109 mmBOE) in particular in Ghana and Indonesia associated to new project sanctions and proved area extensions; (ii) revisions of previous estimates (up by 173 mmBOE) mainly reported in Libya, Nigeria, Angola, Italy and Norway due to contractual revisions, development activities and field performances; (iii) divestments (down by 4 mmBOE) in Nigeria; and (iv) reclassification to proved developed reserves (down by 217 mmBOE).

During 2014, Eni converted 217 mmBOE of proved undeveloped reserves to proved developed reserves due to the progress of development activities and production start-ups. The main reclassifications to proved developed reserves related to the following fields/projects: Hadrian South and Nikaitchuq (United States), A-LNG and Sangos (Angola) and Karachaganak (Kazakhstan).

In 2014, capital expenditure amounted to approximately euro 2.3 billion and was made to progress the development of proved undeveloped reserves.

Reserves that remain proved undeveloped for five or more years are a result of several factors that affect the timing of the projects development and execution, such as the complex nature of the development project in adverse and remote locations, physical limitations of infrastructures or plant capacity and contractual limitations that establish production levels. The Company estimates that approximately 1 BBOE of proved undeveloped reserves have remained undeveloped for five years or more with respect to the balance sheet date, mainly related to: (i) the Kashagan project in Kazakhstan (approximately 0.5 BBOE), which will be progressively reclassified to proved developed as a result of hooking-up new producing wells which are currently being drilled and plant capacity expansion as part of the completion of the sanctioned Phase 1 of the global development plan of the Kashagan field (the so-called Experimental Program); (ii) certain Libyan gas fields (0.4 BBOE) where development completion and production start-ups are planned according to the delivery obligations set forth in a long-term gas supply agreement currently in force. In order to secure fulfillment of the contractual delivery quantities, Eni will implement phased production start-up from the relevant fields which are expected to be put in production over the next several years; and (iii) the Goliat project in Norway and other minor projects where development activities are progressing. See also our discussion under the "Risk factors" section about risks associated with oil and gas development projects on page 6.

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

Eni is contractually committed under existing contracts or agreements to deliver in the next three years mainly natural gas to third parties for a total of approximately 331 mmBOE from producing assets located mainly in Algeria, Australia, Egypt, Libya, Nigeria and Norway.

The sales contracts contain a mix of fixed and variable pricing formulas that are generally referenced to the market price for crude oil, natural gas or other petroleum products. Management believes it can satisfy these contracts from quantities available from production of the Company’s proved developed reserves and supplies from third parties based on existing contracts. Production will account for approximately 77% of delivery commitments.

Eni has met all contractual delivery commitments as of December 31, 2014.

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

In 2014, oil and natural gas production available for sale averaged 1,517 KBOE/d (1,537 KBOE/d in 2013) declined by 1.3% from 2013. On a homogeneous basis i.e. excluding the impact of the divestment of Eni’s interest in Siberian assets (29 KBOE/d, or 11 mmBOE in 2013), hydrocarbon production for the full year 2014 was up by 0.6%.

The main production increases were reported in the United Kingdom, Algeria, the United States and Angola. These additions more than offset mature fields’ declines. New fields’ start-ups and production ramp-ups at fields started up in 2013 contributed 126 KBOE/d of production.

Liquids production (828 KBBL/d) was barely unchanged from 2013 (down by 0.6%) with major increases reported in: (i) the United Kingdom due to the ramp-up of the Jasmine field (Eni’s interest 33%); (ii) Algeria with the ramp-up of the El Merk field (Eni’s interest 12.25%); (iii) the United States due to ramp-ups following development activities and optimization of operated projects of Nikaitchuq (Eni 100%), Pegasus (Eni 58%) and Appaloosa (Eni 100%); and (iv) Angola with the start-up of the West Hub project (Eni operator with a 35% interest). These increases were offset by mature field decline and other factors, including unplanned facility downtime in the United Kingdom, Norway and the United States.

Natural gas production (3,782 mmCF/d) reported a slight increase from 2013, excluding the impact of the divestment of Eni’s interest in Siberian assets (up by 1.3%). Mature fields’ declines were more than offset by the contribution of new fields’ start-ups and ramp-ups.

Oil and gas production sold amounted to 549.5 mmBOE. The 4.3 mmBOE difference over production on an available-for-sale basis (553.8 mmBOE) reflected mainly changes in inventories and other factors. Approximately 62% of liquids production sold (299.8 mmBBL) was destined to Eni’s Refining & Marketing segment (of which 23% was processed in Eni’s refineries). About 27% of natural gas production sold (1,371 BCF) was destined to Eni’s Gas & Power segment.

The tables below provide Eni subsidiaries and its equity-accounted entities’ production (annual volumes and daily averaged), by final product marketed of liquids and natural gas by geographical area of each of the last three fiscal years.

2012 Production available for sale (a)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

Hydrocarbons production
Eni consolidated subsidiaries	(KBOE/d)	184	171	556	326	98	106	122	35	1,598
	(mmBOE)	67	63	203	119	36	39	45	13	585
Eni share of equity-accounted entities	(KBOE/d)			5	2		15	11		33
	(mmBOE)			2	1		5	4		12
Liquids production
Eni consolidated subsidiaries	(KBBL/d)	63	95	267	245	61	41	72	18	862
	(mmBBL)	23	35	98	90	22	15	26	7	316
Eni share of equity-accounted entities	(KBBL/d)			4	2		3	11		20
	(mmBBL)			1	1		1	4		7
Natural gas production
Eni consolidated subsidiaries	(mmCF/d)	667	421	1,589	444	202	355	273	96	4,047
	(BCF)	244	154	582	162	74	130	100	35	1,481
Eni share of equity-accounted entities	(mmCF/d)			3			68			71
	(BCF)			1			25			26

(a)	It excludes production volumes of natural gas consumed in operations. Said volumes were 383 mmCF/d, or 25.5 mmBOE.

2013 Production available for sale (a)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

Hydrocarbons production
Eni consolidated subsidiaries	(KBOE/d)	179	149	523	305	96	101	104	29	1,486
	(mmBOE)	65	54	191	111	35	36	38	11	541
Eni share of equity-accounted entities	(KBOE/d)			5	2		34	10		51
	(mmBOE)			2	1		13	4		20
Liquids production
Eni consolidated subsidiaries	(KBBL/d)	71	77	248	242	61	43	61	10	813
	(mmBBL)	26	28	91	88	22	16	22	4	297
Eni share of equity-accounted entities	(KBBL/d)			4			6	10		20
	(mmBBL)			1			2	4		7
Natural gas production
Eni consolidated subsidiaries	(mmCF/d)	593	395	1,510	349	195	322	234	105	3,703
	(BCF)	217	144	551	127	71	118	85	38	1,351
Eni share of equity-accounted entities	(mmCF/d)			4	7		154			165
	(BCF)			2	3		56			61

(a)	It excludes production volumes of natural gas consumed in operations. Said volumes were 451 mmCF/d, or 30 mmBOE.

2014 Production available for sale (a)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

Hydrocarbons production
Eni consolidated subsidiaries	(KBOE/d)	171	184	528	305	85	87	112	25	1,497
	(mmBOE)	63	67	193	111	31	31	41	9	546
Eni share of equity-accounted entities	(KBOE/d)			4	2		4	10		20
	(mmBOE)			1	1		2	4		8
Liquids production
Eni consolidated subsidiaries	(KBBL/d)	73	93	249	230	52	36	74	6	813
	(mmBBL)	27	34	91	84	19	13	27	2	297
Eni share of equity-accounted entities	(KBBL/d)			4			1	10		15
	(mmBBL)			1				4		5
Natural gas production
Eni consolidated subsidiaries	(mmCF/d)	541	498	1,533	411	181	279	205	106	3,754
	(BCF)	198	182	559	150	66	102	75	39	1,371
Eni share of equity-accounted entities	(mmCF/d)			3	7		18			28
	(BCF)			1	3		6			10

(a)	It excludes production volumes of natural gas consumed in operations. Said volumes were 442 mmCF/d, or 29.4 mmBOE.

Volumes of oil and natural gas purchased under long-term supply contracts with foreign governments or similar entities in properties where Eni acts as producer totaled 78 KBOE/d, 67 KBOE/d and 78 KBOE/d in 2014, 2013 and 2012, respectively.

The tables below provide Eni subsidiaries and its equity-accounted entities’ average sales prices per unit of liquids and natural gas by geographical area for each of the last three fiscal years, as well as Eni subsidiaries and its equity-accounted entities’ average production cost per unit of production are provided. The average production cost does not include any ad valorem or severance taxes.

AVERAGE SALES PRICES AND PRODUCTION COST PER UNIT OF PRODUCTION

($)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2012
Consolidated subsidiaries
Oil and condensates, per BBL	100.52	100.67	103.63	108.34	102.25	103.44	85.94	102.06	103.06
Natural gas, per KCF	10.68	10.13	8.13	2.16	0.67	5.94	2.90	7.73	7.14
Average production cost, per BOE	11.60	13.43	6.28	18.65	6.73	8.37	10.46	13.23	10.82
Equity-accounted entities
Oil and condensates, per BBL		93.11	17.93	112.28		40.36	93.45		77.94
Natural gas, per KCF		11.64	4.91			6.17			6.16
Average production cost, per BOE		30.10	10.35	10.60		4.37	46.01		20.21
2013
Consolidated subsidiaries
Oil and condensates, per BBL	98.50	98.97	100.42	105.13	99.37	99.69	85.27	98.72	100.20
Natural gas, per KCF	11.65	10.62	7.96	2.16	0.64	5.83	3.37	7.80	7.41
Average production cost, per BOE	14.58	17.49	6.72	19.60	7.23	9.32	12.08	18.17	12.19
Equity-accounted entities
Oil and condensates, per BBL			17.96			33.87	93.32		64.92
Natural gas, per KCF			6.29			3.49			4.00
Average production cost, per BOE			11.87			3.48	50.57		16.68
2014
Consolidated subsidiaries
Oil and condensates, per BBL	87.80	88.80	88.99	93.45	91.86	77.99	79.13	91.61	88.90
Natural gas, per KCF	8.74	8.49	8.08	2.12	0.62	6.18	3.96	7.46	6.83
Average production cost, per BOE	15.19	13.61	6.79	18.88	8.94	10.70	11.75	20.14	12.00
Equity-accounted entities
Oil and condensates, per BBL			17.94			65.90	81.48		70.56
Natural gas, per KCF			6.08			15.64			14.13
Average production cost, per BOE			12.50			9.79	42.27		26.18

Development activities

In 2014, a total of 440 development wells were drilled (191 of which represented Eni’s share) as compared to 463 development wells drilled in 2013 (187.2 of which represented Eni’s share) and 351 development wells drilled in 2012 (163.6 of which represented Eni’s share). The drilling of 142 wells (46.5 of which represented Eni’s share) is currently underway.

The table below summarizes the number of the Company’s net interests in productive and dry development wells completed in each of the past three years and the status of the Company’s development wells in the process of being drilled as of December 31, 2014. A dry well is one found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

DEVELOPMENT WELL ACTIVITY

Net wells completed	Wells in progress at Dec. 31,

2012	2013	2014	2014

(units)	Productive	Dry	Productive	Dry	Productive	Dry	Gross	Net

Italy	18.0	1.0	7.4	1.0	12.5		5.0	4.6
Rest of Europe	2.9	0.6	6.3		9.8	1.0	36.0	7.9
North Africa	46.0	1.6	61.6	3.3	54.5	1.0	15.0	7.4
Sub-Saharan Africa	27.4	0.3	26.3	1.2	31.6		23.0	7.5
Kazakhstan	1.4		0.3		1.5		22.0	3.9
Rest of Asia	41.2	0.1	61.7	4.3	54.2	1.6	19.0	8.2
Americas	23.1		13.8		22.1	0.7	20.0	6.5
Australia and Oceania					0.1	0.4	2.0	0.5
Total including equity-accounted entities	160.0	3.6	177.4	9.8	186.3	4.7	142.0	46.5

Exploration activities

In 2014, a total of 44 new exploratory wells were drilled (25.8 of which represented Eni’s share), as compared to 53 exploratory wells drilled in 2013 (27.8 of which represented Eni’s share) and 60 exploratory wells drilled in 2012 (34.1 of which represented Eni’s share).

The overall commercial success rate was 31.3% (38.0% net to Eni) as compared to 36.9% (38.5% net to Eni) and 40% (40.8% net to Eni) in 2013 and 2012, respectively.

The following table summarizes the Company’s net interests in productive and dry exploratory wells completed in each of the last three fiscal years and the number of exploratory wells in the process of being drilled and evaluated as of December 31, 2014. A dry well is one found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

EXPLORATORY WELL ACTIVITY

Net wells completed	Wells in progress at Dec. 31, (1)

2012	2013	2014	2014

(units)	Productive	Dry	Productive	Dry	Productive	Dry	Gross	Net

Italy	1.0					0.6	4.0	2.8
Rest of Europe	1.0	1.0		3.4		4.3	12.0	3.3
North Africa	6.3	11.3	4.9	5.4	3.5	4.3	13.0	10.3
Sub-Saharan Africa	4.5	5.1	3.2	6.6	7.3	7.3	49.0	16.9
Kazakhstan		0.8		0.4			6.0	1.1
Rest of Asia	0.5	0.6	4.3	2.7	1.3	4.3	12.0	5.0
Americas		0.1	0.2	1.2	2.0	1.4	4.0	2.5
Australia and Oceania		0.4		0.5		0.9	1.0	0.3
Total including equity-accounted entities	13.3	19.3	12.6	20.2	14.1	23.1	101.0	42.2

(1)	Includes temporary suspended wells pending further evaluation.

Oil and gas properties, operations and acreage

In 2014, Eni performed its operations in 40 countries located in five continents. As of December 31, 2014, Eni’s mineral right portfolio consisted of 938 exclusive or shared rights of exploration and development activities for a total acreage of 334,739 square kilometers net to Eni of which developed acreage of 40,771 square kilometers and undeveloped acreage of 293,968 square kilometers net to Eni. In 2014, changes in total net acreage mainly derived from: (i) new leases mainly in South Africa, Indonesia, Vietnam, Myanmar, Portugal, China, Egypt, Greenland, Australia and Kenya for a total acreage of approximately 76,000 square kilometers; (ii) interest increase in Indonesia and Ireland for a total acreage of approximately 2,100 square kilometers; (iii) the total relinquishment of licenses mainly in Togo, Pakistan, Australia, Poland, Democratic Republic of Congo, covering an acreage of approximately 12,000 square kilometers; and (iv) partial relinquishment or interest reduction in Indonesia, Norway, Congo and Angola for approximately 6,000 square kilometers.

In addition, Eni has been granted three prospection permits in Algeria for a net acreage of approximately 23,000 square kilometers.

The table below provides certain information about the Company’s oil and gas properties. It provides the total gross and net developed and undeveloped oil and natural gas acreage in which the Group and its equity-accounted entities had interest as of December 31, 2014. A gross acreage is one in which Eni owns a working interest.

December 31, 2013	December 31, 2014

Total net acreage (a)	Number of interests	Gross developed acreage (a) (b)	Gross undeveloped acreage (a)	Total gross acreage (a)	Net developed acreage (a) (b)	Net undeveloped acreage (a)	Total net acreage (a)

EUROPE	37,938	265	15,883	53,444	69,327	10,948	33,894	44,842
Italy	17,282	151	10,712	10,751	21,463	8,989	8,308	17,297
Rest of Europe	20,656	114	5,171	42,693	47,864	1,959	25,586	27,545
Croatia	987	2	1,975		1,975	987		987
Cyprus	10,018	3		12,523	12,523		10,018	10,018
Greenland	920	2		4,890	4,890		1,909	1,909
Norway	3,779	56	2,255	9,149	11,404	345	3,327	3,672
Poland	969
Portugal		3		9,099	9,099		6,370	6,370
United Kingdom	638	35	941	343	1,284	627	117	744
Other countries	3,345	13		6,689	6,689		3,845	3,845
AFRICA	137,096	282	66,114	263,572	329,686	20,032	139,309	159,341
North Africa	20,412	117	32,559	15,675	48,234	14,144	7,549	21,693
Algeria	1,179	42	3,222	187	3,409	1,148	31	1,179
Egypt	3,665	54	4,926	6,800	11,726	1,772	3,174	4,946
Libya	13,294	10	17,947	8,688	26,635	8,950	4,344	13,294
Tunisia	2,274	11	6,464		6,464	2,274		2,274
Sub-Saharan Africa	116,684	165	33,555	247,897	281,452	5,888	131,760	137,648
Angola	4,443	72	6,555	14,605	21,160	813	3,514	4,327
Congo	3,125	28	1,714	2,649	4,363	921	1,962	2,883
Democratic Republic of Congo	263
Gabon	7,615	6		7,615	7,615		7,615	7,615
Ghana	1,664	3		4,676	4,676		1,664	1,664
Kenya	38,930	7		61,363	61,363		40,426	40,426
Liberia	1,841	3		7,365	7,365		1,841	1,841
Mozambique	5,103	1		10,207	10,207		5,103	5,103
Nigeria	7,646	40	25,286	10,837	36,123	4,154	3,484	7,638
South Africa		1		82,117	82,117		32,847	32,847
Togo	6,192
Other countries	39,862	4		46,463	46,463		33,304	33,304
ASIA	79,314	71	17,556	199,150	216,706	5,809	103,428	109,237
Kazakhstan	869	6	2,391	2,542	4,933	442	427	869
Rest of Asia	78,445	65	15,165	196,608	211,773	5,367	103,001	108,368
China	5,149	8	77	7,056	7,133	19	7,056	7,075
India	6,167	11	206	16,546	16,752	109	6,058	6,167
Indonesia	19,209	14	3,218	31,608	34,826	1,217	25,031	26,248
Iran	820
Iraq	446	1	1,074		1,074	446		446
Myanmar		2		7,850	7,850		7,065	7,065
Pakistan	10,335	17	10,390	15,249	25,639	3,396	6,071	9,467
Russia	20,862	3		62,592	62,592		20,862	20,862
Timor Leste	1,230	1		1,538	1,538		1,230	1,230
Turkmenistan	200	1	200		200	180		180
Vietnam	10,783	6		39,569	39,569		26,384	26,384
Other countries	3,244	1		14,600	14,600		3,244	3,244
AMERICAS	8,286	306	5,064	11,746	16,810	3,273	4,670	7,943
Ecuador	1,985	1	1,985		1,985	1,985		1,985
Trinidad & Tobago	66	1	382		382	66		66
United States	3,843	290	1,895	4,197	6,092	954	2,546	3,500
Venezuela	1,066	6	802	2,002	2,804	268	798	1,066
Other countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	13,622	14	1,140	21,679	22,819	709	12,667	13,376
Australia	13,622	14	1,140	21,679	22,819	709	12,667	13,376
Total	276,256	938	105,757	549,591	655,348	40,771	293,968	334,739

(a)	Square kilometers.
(b)	Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

The table below provides the number of gross and net productive oil and natural gas wells in which the Group companies and its equity-accounted entities had an interest as of December 31, 2014. A gross well is a well in which Eni owns a working interest. The number of gross wells is the total number of wells in which Eni owns a whole or fractional working interest. The number of net wells is the sum of the whole or fractional working interests in a gross well. One or more completions in the same bore hole are counted as one well. Productive wells are producing wells and wells capable of production. The total number of oil and natural gas productive wells is 8,777 (3,518.1 of which represent Eni’s share).

Productive oil and gas wells at Dec. 31, 2014 (a)

Oil wells	Natural gas wells

(units)	Gross	Net	Gross	Net

Italy	241.0	195.1	615.0	532.4
Rest of Europe	354.0	60.6	188.0	102.9
North Africa	1,710.0	907.0	210.0	89.0
Sub-Saharan Africa	2,950.0	589.8	341.0	25.7
Kazakhstan	149.0	41.1
Rest of Asia	475.0	363.0	956.0	364.9
Americas	201.0	112.0	366.0	127.5
Australia and Oceania	7.0	3.8	14.0	3.3
Total including equity-accounted entities	6,087.0	2,272.4	2,690.0	1,245.7

(a)	Multiple completion wells included above: approximately 2,234 (799.1 net to Eni).

Eni’s principal oil and gas properties are described below. In the discussion that follows, references to hydrocarbon production are intended to represent hydrocarbon production available for sale.

Italy

Eni has been operating in Italy since 1926. In 2014, Eni’s oil and gas production amounted to 171 KBOE/d. Eni’s activities in Italy are deployed in the Adriatic and Ionian Sea, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley. Eni’s exploration and development activities in Italy are regulated by concession contracts (54 operated onshore and 64 operated offshore) and exploration licenses (12 onshore and 9 offshore).

The Adriatic and Ionian Seas represent Eni’s main production area, accounting for 46% of Eni’s domestic production in 2014. Main operated fields are Barbara, Annamaria, Angela-Angelina, Porto Garibaldi, Cervia, Bonaccia, Luna and Hera Lacinia.

Eni is the operator of the Val d’Agri concession (Eni’s interest 60.77%) in the Basilicata Region in Southern Italy. Production from the Monte Alpi, Monte Enoc and Cerro Falcone fields is treated by the Viggiano oil center. In 2014, the Val d’Agri concession produced 40% of Eni’s production in Italy.

ITALY
SLOVENIA
CROATIA
Adriatic Sea
Ligurian Sea
S. MARINO
Belluno
Trento
Pordenone
Trieste
Treviso
Vicenza
Venezia
Padova
Verona
Brescia
Bergamo
Lecco
Como
Varese
Biella
Novara
Vercelli
Milano
Lodi
Pavia
Piacenza
Mantova
Rovigo
Ferrara
Asti
Alessandria
Parma
Reggio Emilia
Modena
Bologna
Ravenna
Forlì
Rimini
Pesaro
Genova
Savona
La Spezia
Massa Carrara
Lucca
Pistoia
0
25 km
50
Exploration Permit
Dev./Prod. Area
Oil Field
Oil&Gas Field
Oil Pipeline
Gas Field
Gas Pipeline

Tyrrhenian Sea
Eolie Isl.
Palermo
Messina
Reggio Calabria
Trapani
Sicily Channel
ITALY
Enna
Catania
Caltanissetta
Ionian Sea
Agrigento
Siracusa
Ragusa
Transmed gas line to Italy
Mediterranean Sea
MALTA
TUNISIA
Lampedusa Isl.
0 25 km 50
Exploration Permit
Dev./Prod. Area
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline

Eni operates 12 production concessions onshore and 3 offshore Sicily. The main fields are Gela, Ragusa, Tresauro, Giaurone, Fiumetto and Prezioso, which in 2014 accounted for approximately 11% of Eni’s production in Italy.

Development activities concerned: (i) the construction of a new gas treatment unit to improve the environmental performance of the treatment centre at the Val d’Agri concession; and (ii) the completion of development activities to achieve the start-up of the Fauzia and Elettra fields located in the Adriatic Sea.

In the medium term, management expects to achieve stable production level driven by continuing ramp-up at the Val d’Agri fields, new field projects and production optimization activities offsetting mature field declines.

Rest of Europe

Eni’s operations in the Rest of Europe are conducted mainly in Croatia, Norway and the United Kingdom. In 2014, the Rest of Europe accounted for 12% of Eni’s total worldwide production of oil and natural gas.

Croatia. Eni has been present in Croatia since 1996. In 2014, Eni’s production of natural gas averaged 36 mmCF/d. Activities are deployed in the Adriatic Sea near the city of Pula.

Exploration and production activities in Croatia are regulated by PSAs.

During 2014, production start-up of a new offshore Ika JZ field was achieved.

The main producing gas fields are Annamaria, Ivana, Ika & Ida, Ana, Vesna, Irina, Marica and Katarina and are operated by Eni through a 50/50 joint operating company with the Croatian oil company INA.

Norway. Eni has been operating in Norway since 1965. Eni’s activities are performed in the Norwegian Sea, in the Norwegian section of the North Sea and in the Barents Sea. Eni’s production in Norway amounted to 109 KBOE/d in 2014.

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

Eni currently holds interests in 10 production areas in the Norwegian Sea. The principal producing fields are Åsgard (Eni’s interest 14.82%), Kristin (Eni’s interest 8.25%), Heidrun (Eni’s interest 5.17%), Mikkel (Eni’s interest 14.9%), Tyrihans (Eni’s interest 6.2%), Marulk (Eni operator with a 20% interest) and Morvin (Eni’s interest 30%) which in 2014 accounted for 74% of Eni’s production in Norway.

Eni holds interests in 2 production licenses in the Norwegian section of the North Sea. The main producing field is Ekofisk (Eni’s interest 12.39%) in PL 018, which in 2014 produced approximately 24 KBOE/d net to Eni and accounted for 21% of Eni’s production in Norway. The license expires in 2028, and negotiations are ongoing to grant an extension.

Eni is currently performing exploration and development activities in the Barents Sea. Operations have been focused on developing the Goliat discovery made in 2000 at a water depth of 370 meters in PL 229 (Eni operator with a 65% interest). The license expires in 2042. Start-up is expected in the second half of 2015, with a production plateau at approximately 65 KBOE/d net to Eni in 2016.

Development activities progressed to: (i) maintain and optimize production at the Ekofisk field by installing a new platform, drilling of infilling wells, upgrading of existing facilities and water injection optimization; and (ii) optimize production activities at the Midgard (Eni’s interest 14.9%) and Mikkel fields.

In January 2015, Eni was awarded: (i) the operatorship and a 40% interest in the PL 806 license located in the Barents Sea; and (ii) a 13.12% interest in the PL 044C license located in the North Sea.

Exploration activities yielded positive results with the oil and gas Drivis discovery made at the offshore license PL 532 (Eni 30%). The discovery will be put into production with the recent oil and gas discoveries of Skrugard, Havis and Skavl by means of the development of the integrated Johan Castberg Hub.

United Kingdom. Eni has been present in the United Kingdom since 1964. Eni’s activities are carried out in the British section of the North Sea, the Irish Sea and Atlantic Ocean. In 2014, Eni’s net production of oil and gas averaged 68 KBOE/d. Exploration and production activities in the United Kingdom are regulated by concession contracts.

During the year Eni was awarded the operatorship of the 22/19c (Eni’s interest 50%), 22/19e (Eni’s interest 57.14%) and 30/1b (Eni’s interest 100%) exploration blocks in the North Sea. In April 2014, Eni completed the acquisition of the Liverpool Bay assets (Eni’s interest 100%).

Eni currently holds interests in 5 production areas of which the Liverpool Bay is operated by Eni with a 100% interest and Hewett Area is operated with an 89.3% interest. The other fields are Elgin/Franklin (Eni’s interest 21.87%), J Block and Jasmine (Eni’s interest 33%), Jade (Eni’s interest 7%) and MacCulloch (Eni’s interest 40%), which in 2014 accounted for 66% of Eni’s production in the United Kingdom.

Development activities mainly concerned: (i) production start-up of the West Franklin field (Eni’s interest 21.87%) with the completion of the Phase 2 development program by means of the installation of production platform and pipeline connection to the treatment facility in the area; and (ii) production ramp-up of the Jasmine project with the completion of commissioning and start-up of 4 additional production wells.

Exploration activities yielded positive results with the Romeo North discovery, already linked to the production platform of the Jade field.

North Africa

Eni’s operations in North Africa are conducted in Algeria, Egypt, Libya and Tunisia. In 2014, North Africa accounted for 35% of Eni’s total worldwide production of oil and natural gas.

Algeria. Eni has been present in Algeria since 1981. In 2014, Eni’s oil and gas production averaged 93 KBOE/d.

Operated and participated activities are located in the Bir Rebaa desert, in the Central-Eastern area of the Country: (i) blocks 403a/d (Eni’s interest from 65% to 100%); (ii) block Rom North (Eni’s interest 35%); (iii) blocks 401a/402a (Eni’s interest 55%); (iv) blocks 403 (Eni’s interest 50%); (v) block 405b (Eni’s interest 75%); and (vi) block 212 (Eni’s interest 22.38%) with discoveries already made. In addition Eni holds interest in the non-operated block 404 and block 208 with a 12.25% stake.

Exploration and production activities in Algeria are regulated by PSAs and concession contracts.

Production in blocks 403a/d and Rom North comes mainly from the HBN and Rom and satellites fields and represented approximately 20% of Eni’s production in Algeria in 2014.

Production in blocks 401a/402a comes mainly from the ROD/SFNE and satellite fields and accounted for approximately 14% of Eni’s production in Algeria in 2014.

The main fields in block 403 are BRN, BRW and BRSW which accounted for approximately 11% of Eni’s production in Algeria in 2014.

The main fields in block 404 are HBN and HBNS and satellites which accounted for approximately 25% of Eni’s production in Algeria in 2014.

Production in block 405b comes mainly from MLE-CAFC project and accounted for approximately 15% of Eni’s production in the Country in 2014. Development and optimization activities progressed at the MLE-CAFC project. Activities include an additional oil phase with start-up expected in 2017, targeting a production plateau of approximately 33 KBOE/d net to Eni.

The El-Merk field is the main production project in the block 208 and accounted for approximately 15% of Eni’s production in Algeria in 2014. Production ramp-up was completed in the year with a production plateau target of approximately 18 KBOE/d net to Eni.

Eni was granted three prospection permits in the Timimoun and Oued Mya areas, in Southern onshore Algeria. The agreements expire in two years and cover a total acreage of 46,837 square kilometers. The program includes studies and drilling of prospection wells to assess the mineral potential.

Egypt. Eni has been present in Egypt since 1954. In 2014, Eni’s share of production in this Country amounted to 195 KBOE/d and accounted for 13% of Eni’s total annual hydrocarbon production. Eni’s main producing liquid fields are located in the Gulf of Suez, primarily the Belayim field (Eni’s interest 100%), and in the Western Desert mainly the Meleiha (Eni’s interest 76%) and the Ras Qattara (Eni’s interest 75%) concessions. Gas production mainly comes from the operated or participated concession of North Port Said (Eni’s interest 100%), El Temsah (Eni’s interest 50%), Baltim (Eni’s interest 50%) and Ras el Barr (Eni’s interest 50%, non operated), located offshore the Nile Delta. In 2014, production from these large concessions accounted for approximately 94% of Eni’s production in Egypt.

Exploration and production activities in Egypt are regulated by PSAs.

In March 2015, Eni and the Egyptian Ministry of Petroleum and Mineral Resources signed a framework agreement to develop the oil and gas resources in the Country with an estimated investment of $5 billion at 100%. The investments, which will be utilized through the realization of projects to be implemented in the next 4 years, are directed to the development of 200 mm/BBL of oil and 1.3 TCF of gas.

In 2014, Eni was awarded: (i) the operatorship of the South-West Meleiha onshore exploration licenses (Eni’s interest 100%), nearby the Meleiha concession, and the Block 9 (Eni’s interest 100%) and Block 8 (Eni’s interest 50%) located in the deep offshore of the Mediterranean Sea. The closing was achieved in the early 2015 with the ratification of the relevant concession agreements; and (ii) the Shorouk concession (Eni’s interest 100%) in the deep offshore of the Mediterranean Sea.

In August 2014, the DEKA project (Eni operator with a 50% interest) started up with a production of approximately 64 mmCF/d of gas and 800 BBL/d of associated condensates. Produced gas is being processed at the onshore El Gamil plant. Peak production of approximately 230 mmCF/d net to Eni is expected by the first quarter of 2015.

Development activities concerned: (i) infilling activities at the Belayim, Ha’py (Eni’s interest 50%), El Temsah and Pourt Fouad (Eni’s interest 100%) fields to optimize the mineral potential recovery factor; and (ii) start-up of the END Phase 3 sub-sea project (Eni’s interest 50%).

Exploration activities yielded positive results with: (i) the oil discovery ARM-14 in the Abu Rudeis license (Eni’s interest 100%) in the Gulf of Suez. The discovery was linked to the nearby production facilities; and (ii) the oil discovery West Deep in the Meleiha concession (Eni’s interest 76%) that flowed at approximately 2 KBBL/d in test production.

Libya. Eni started operations in Libya in 1959.

The internal situation in Libya continues to represent an issue to Eni’s management. Following the internal conflict of 2011 and the fall of the regime, which forced the Company to shut down almost all its producing facilities including gas exports for a period of about 8 months, a period of social and political instability began which turned into disorders, strikes, protests and a resurgence of the internal conflict. These events jeopardized Eni’s ability to perform its industrial activity in safety, forcing the Company to interrupt its operations on certain occasions as precautionary measure. These events were fairly frequent in 2013 and sporadic in 2014. In 2014, Eni’s facilities in Libya produced on average 233 KBOE/d, registering a small increase compared to 2013. For further information on this matter, see "Item 3 – Risk factors".

Production activity is carried out in the Mediterranean Sea near Tripoli and in the Libyan Desert area and includes six contract areas. Onshore contract areas are: (i) Area A consisting in the former concession 82 (Eni’s interest 50%); (ii) Area B, former concessions 100 (Bu Attifel field) and the NC 125 Block (Eni’s interest 50%); (iii) Area E with El Feel (Elephant) field (Eni’s interest 33.3%); and (iv) Area F with Block 118 (Eni’s interest 50%). Offshore contract areas are: (i) Area C with the Bouri oilfield (Eni’s interest 50%); and (ii) Area D with Blocks NC 41 and NC 169 (onshore) that feed the Western Libyan Gas Project (Eni’s interest 50%).

In the exploration phase, Eni is operator of four onshore blocks in the Kufra area (186/1, 2, 3 & 4) and in the onshore contract Areas A, B and offshore Area D.

Exploration and production activities in Libya are regulated by six Exploration and Production Sharing contracts (EPSA). The licenses of Eni’s assets in Libya expire in 2042 and 2047 for oil and gas properties, respectively.

Looking forward, management is prudently assuming a production level in line with 2014.

Exploration activities yielded positive results with the B1-16/4 well in the Bahr Essalam South prospects in the offshore Area D that flowed at approximately 35 mmCF/d of natural gas and over 600 BBL/d of condensates in test production.

Tunisia. Eni has been present in Tunisia since 1961. In 2014, Eni’s production amounted to 12 KBOE/d.

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

Sub-Saharan Africa

Eni’s operations in Sub-Saharan Africa are conducted mainly in Angola, Congo, Ghana, Mozambique and Nigeria. In 2014, Sub-Saharan Africa accounted for 20% of Eni’s total worldwide production of oil and natural gas.

Angola. Eni has been present in Angola since 1980. In 2014, Eni’s production averaged 76 KBOE/d. Eni’s activities are concentrated in the conventional and deep offshore.

The main Eni’s asset in Angola is the Block 15/06 (Eni operator with a 35% interest) where the West Hub project started up in 2014 and other development projects are underway. Eni participates in other producing blocks: (i) Block 0 in Cabinda (Eni’s interest 9.8%) North of the Angolan coast; (ii) Development Areas in the former Block 3 (Eni’s interest 12%) offshore the Congo Basin; (iii) Development Areas in the Block 14 (Eni’s interest 20%) in the deep offshore west of Block 0; and (iv) Development Areas in the former Block 15 (Eni’s interest 20%) in the deep offshore of the Congo Basin.

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

In November 2014, Eni signed with the national oil company Sonangol a strategic agreement on future co-operation activities. In particular, the agreement includes the studies to analyze the potential of the non-associated gas present in the Lower Congo Basin and offshore Angola. The project scope is to analyze the different options both internationally and in the domestic market, also in order to sustain the local economy. In addition, the companies will asses possible projects on the mid-downstream business to be carried out in Angola.

In December 2014, first oil was achieved at the West Hub development project in Block 15/06 in the deep offshore. This first Eni-operated producing project in the Country is currently producing 45 KBOE/d through the N’Goma FPSO, with a production ramp-up expected to reach a plateau up to 100 KBOE/d in the coming months. The start-up was achieved in 44 months following the announcement of the commercial discovery. The N’Goma FPSO is currently producing from the Sangos discovery; future production will leverage the progressive hooking up of the Block’s discoveries.

The main development activities performed in the year concerned: (i) the Mafumeira Sul field (Eni’s interest 9.8%) with start-up expected in 2016; (ii) the Lianzi project in the Block 14K/A Imi Unit Area (Eni’s interest 10%), with start-up expected in the second half of 2015 and production plateau of 35 KBOE/d; and (iii) the Kizomba satellites Phase 2 project (Eni’s interest 20%). The project provides to put into production three additional discoveries that will be linked to the existing FPSO. Start-up is expected in 2015, with a production plateau of 70 KBOE /d in 2016.

Exploration activities yielded positive results with: (i) the Ochigufu 1 NFW discovery in the deep water of the Block 15/06. In January 2015, Eni obtained from the Angolan Authorities a three-year extension of the exploration period of the above mentioned block; and (ii) the appraisal of the Pinda FM discovery in the Block 0 (Eni’s interest 9.8%).

In the medium term, management expects to increase Eni’s production to approximately 150 KBOE/d reflecting additions from ongoing development projects.

Congo. Eni has been present in Congo since 1968. In 2014, production averaged 100 KBOE/d net to Eni. Eni’s activities are concentrated in the conventional and deep offshore facing Pointe-Noire and onshore.

Eni’s main operated oil producing interests in Congo are the Zatchi (Eni’s interest 56%), Loango (Eni’s interest 42.5%), Ikalou (Eni’s interest 100%), Djambala (Eni’s interest 50%), Foukanda and Mwafi (Eni’s interest 58%), Kitina (Eni’s interest 52%), Awa Paloukou (Eni’s interest 90%), M’Boundi (Eni’s interest 83%), Kouakouala (Eni’s interest 75%), Nené Marine (Eni 65%), Zingali and Loufika (Eni’s interest 100%) fields.

Other relevant producing areas are a 35% interest in the Pointe-Noire Grand Fond, PEX and Likouala permits.

Exploration and production activities in Congo are regulated by production sharing agreements.

In July 2014, a cooperation agreement was signed with the relevant authorities and ratified by law to extend existing oil permits and to develop new initiatives in the Country’s coastal basin, which extends from onshore Mayombe to frontage deep waters.

At the end of December 2014 was achieved the start-up of the recent Nené Marine discovery in block Marine XII just 8 months after obtaining the production permit. The early production phase is yielding 7,500 BOE/d and the fast-track development of the field has leveraged on the synergies with the front-end loading and the infrastructures of the fields located in the area. The full-field development will take place in several stages and will include the installation of production platforms and the drilling of approximately 30 wells, with a plateau of over 120 KBOE/d.

Development of the Litchendjili sanctioned project progressed in the Marine XII Block. The project provides for the installation of a production platform, the construction of transport facilities and onshore treatment plant. Start-up is expected in the second half of 2015 with a peak production of 12 KBOE/d net to Eni.

Exploration activities yielded positive results in the Marine XII offshore Block (Eni operator with a 65% interest) with: (i) the Nené Marine 3 appraisal well confirming the oil and gas mineral potential of the area; and (ii) the Minsala Marine oil discovery.

In the medium term, management expects to increase Eni’s production in Congo, with a level of approximately 120 KBOE/d in 2018.

Ghana. Eni has been present in Ghana since 2009 and currently is the operator of the Offshore Cape Three Points (Eni’s interest 47.22%) and Offshore Keta Contract Area (Eni’s interest 35%) exploration permits.

In January 2015, Eni and the relevant authorities of the Country sanctioned the Offshore Cape Three Points integrated oil and gas project. First oil is expected in 2017, first gas in 2018 and production is expected to peak at 80 KBOE/d.

Mozambique. Eni has been present in Mozambique since 2006, following the acquisition of the Area 4 Block (Eni operator with a 50% interest) located in the offshore Rovuma Basin. The exploration period expires in 2015, and a term of 30 years is awarded in respect of any approved Development and Production Area.

In 2011, Eni made the important gas discovery of Mamba. The Mamba reservoir extends through Area 4 and the adjacent Area 1 operated by another oil company. In 2012, Eni made the Coral discovery which falls entirely in Area 4.

Exploration activities for the year yielded positive results with the appraisal gas wells Agulha 2 and Coral 4 DIR, confirming the extension of their respective discoveries.

The Company is planning to develop as first target the Coral discovery and a portion of the Mamba straddling resources. As part of the Mamba plan, based on the enactment of a law decree which defines the fiscal and contractual regime applicable to onshore liquefaction projects, Eni expects to obtain the necessary authorizations to develop and produce up to 12 TCF from the straddling reservoir via an independent industrial plan which needs to be coordinated with the operator of Area 1.

An Unitization Agreement for the straddling resources of Mamba has to be agreed among concessionaries of the straddling reservoirs and submitted to the Mozambique Government within six months dating back to the enactment of the special law on onshore projects which occurred in December 2014.

The Coral project scheme comprises construction of a floating unit for the treatment, liquefaction and storage of natural gas (Floating LNG - FLNG) fed by subsea wells. The development plan was formally submitted to the local authorities at the end of 2014. The FID is expected in the second half of 2015. The award of the relevant EPCIC contracts for the construction, installation and commissioning of the floating unit is expected by the end of 2015. Production start-up is expected for the end of 2019.

The development plan of the first stage of the Mamba project contemplates construction and commissioning of two onshore LNG trains and the drilling of 16 subsea wells, with start-up in 2022. The scheduled activities comprise: (i) the submission of the Declaration of Commerciality to the Government by the third quarter of 2015; (ii) the filing of the development plan by the end of 2015; and (iii) the finalization of the commercial agreements and the project financing by the first quarter of 2016. The FID is expected in 2016-2017.

In October 2014, Eni signed with the South Korean company KOGAS a cooperation agreement for joint development opportunities in the upstream and LNG areas, in particular in the Area 4 in Mozambique.

Nigeria. Eni has been present in Nigeria since 1962. In 2014, Eni’s oil and gas production averaged 130 KBOE/d located mainly onshore and offshore the Niger Delta.

In the development/production phase Eni operates onshore Oil Mining Leases (OML) 60, 61, 62 and 63 (Eni’s interest 20%) and offshore OML 125 (Eni’s interest 85%) and OPL 245 (Eni’s interest 50%), holding interests in OML 118 (Eni’s interest 12.5%) and in OML 119 and 116 Service Contracts. As partners of SPDC JV, the largest joint venture in the Country, Eni also holds a 5% interest in 21 onshore blocks and in 5 conventional offshore blocks.

In the exploration phase Eni operates offshore OML 134 (Eni’s interest 85%) and OPL 2009 (Eni’s interest 49%); onshore OPL 282 (Eni’s interest 90%) and OPL 135 (Eni’s interest 48%). Eni also holds a 12.5% interest in OML 135.

Exploration and production activities in Nigeria are regulated mainly by production sharing agreements and concession contracts, as well as service contracts, in two blocks, where Eni acts as contractor for state-owned company.

NIGERIA
CAMEROON
Benin City
Port Harcourt
Forcados
Bonny
Calabar
Gulf of Guinea
Exploration Permit
Dev./Prod. Area
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline

In the year production start-up was achieved at the Bonga NW field in the OML 118 Block with the drilling and completion of 4 production and 2 injection wells.

Development activities progressed at the OML 28 Block (Eni’s interest 5%) with: (i) the drilling campaign within the integrated oil and natural gas project in the Gbaran-Ubie area. The development plan provides for the supply of natural gas to the Bonny liquefaction plant by means of the construction of a Central Processing Facility (CPF) with a treatment capacity of approximately 1 BCF/d of gas and 120 KBBL/d of liquids; and (ii) the development plan of the Forkados-Yokri field including the drilling of 24 producing wells, the upgrading of existing flow stations and the construction of transport facilities is expected to start-up by 2015.

Eni holds a 10.4% interest in the Nigeria LNG Ltd which runs the Bonny liquefaction plant, located in the Eastern Niger Delta. The plant has a design treatment capacity of approximately 1,236 BCF/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on six trains. The seventh unit is being engineered as it is in the planning phase. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 BCF/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC joint venture and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 blocks with an overall amount of 2,825 mmCF/d (268 mmCF/d net to Eni corresponding to approximately 49 KBOE/d). LNG production is sold under long-term contracts and exported to European, Asian and American markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co.

In the medium term, management expects to increase Eni’s production in Nigeria to approximately 150 KBOE/d.

Kazakhstan

Eni has been present in Kazakhstan since 1992. Eni is co-operator of the Karachaganak field and partner in the North Caspian Sea Production Sharing Agreement (NCSPSA). In 2014, Eni’s operations in Kazakhstan accounted for 6% of its total worldwide production of oil and natural gas.

Kashagan. Eni holds a 16.81% working interest in the NCSPSA. The NCSPSA defines terms and conditions for the exploration and development of the Kashagan field which was discovered in the Northern section of the contractual area in the year 2000 over an undeveloped area extending for 4,600 square kilometers. Management believes this field contains a large amount of hydrocarbon resources which will eventually be developed in phases. The NCSPSA expires at the end of 2041.

The participating interest in the NCSPSA has been redefined, effective as of January 1, 2008, in line with an agreement signed in October 2008 with Kazakh Authorities which proportionally diluted the participating interest of the international companies by transferring a 10% stake in the project to the Kazakh national oil company, KazMunaiGas. In addition to Eni, the partners of the consortium are the Kazakh national oil company, KazMunaiGas, with a participating interest of 16.88%, the international oil companies Total, Shell and ExxonMobil, each with a participating interest currently of 16.81%, CNPC with 8.33% and Inpex with 7.56%.

Under the operating model agreed in 2008, Agip Kazakhstan North Caspian Operating Co NV (AKCO), a wholly-owned affiliate of Eni, was assigned the responsibility of executing the development of Phase 1 of the project (the so-called "Experimental Program") acting as agent of the operator North Caspian Operating Co BV (NCOC) owned by all the partners of the Consortium.

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

In 2014, the Consortium agreed a new setup of the operating model to execute the development of the project, targeting to streamline decision-making process, to increase efficiency in operations and to reduce costs. This new operating model provides that a company, participated by the seven partners of the consortium, acts as the sole operator of all exploration, development and production activities at the Kashagan field. As part of this process, in October 2014 the shareholding in AKCO NV (Eni’s interest 100%) was transferred to NCOC BV. The activities needed to set up the new operating model will be completed by the first half of 2015.

In December 2014, the Consortium and the Kazakh Government signed an agreement which settled a number of pending issues relating to financial, environmental and operational matters.

During the course of 2014, the Consortium performed an assessment of the technical issues which forced the operator to shut down the production at the Kashagan field soon after the production start-up with the effective completion of Phase 1 of the development plan (the Experimental Program). The issue regarded a gas leak at a support pipeline. The findings of the assessment confirmed the necessity to fully replace the damaged pipelines. The Consortium recently finalized the contracts for the replacement of both oil and gas lines. The Consortium expects to complete the installation works in the second half of 2016 with production re-start by the end of 2016. The planned production rate will be achieved during 2017.

The Phase 1 is targeting an initial production capacity of 180 KBBL/d; when a second offshore treatment train comes online and compression facilities for gas reinjection are operational production capacity will ramp up to 370 KBBL/d. The partners are planning to further increase available production capacity up to 450 KBBL/d by installing additional gas compression capacity for reinjection in the reservoir. The partners submitted the scheme of this additional phase to the relevant Kazakh Authorities.

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

As of December 31, 2014, Eni’s proved reserves booked for the Kashagan field amounted to 580 mmBOE, barely unchanged compared to 2013. The major part of these reserves are classified proved undeveloped. See the discussion on "Proved Undeveloped Reserves" section.

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

As of December 31, 2014, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $8.5 billion (euro 7.0 billion at the EUR/USD exchange rate of December 31, 2014). This capitalized amount included: (i) $6.2 billion relating to expenditure incurred by Eni for the development of the oilfield; and (ii) $2.3 billion relating primarily to accrue finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA consortium from exiting partners upon exercise of pre-emption rights in previous years.

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

In 2014, production of the Karachaganak field averaged 242 KBBL/d of liquids (52 net to Eni) and 842 mmCF/d of natural gas (181 net to Eni). This field is developed by producing liquids from the deeper layers of the reservoir. The gas is marketed (about 50%) at the Russian gas plant in Orenburg and the remaining volumes is utilized for re-injecting in the higher layers and the production of fuel gas. Approximately 90% of liquid production are stabilized at the Karachaganak Processing Complex (KPC) with a capacity of approximately 250 KBBL/d and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline. The remaining volumes of non-stabilized liquid production (approximately 16 KBBL/d) are marketed at the Russian terminal in Orenburg.

The expansion project is currently being assessed by the Consortium by means of the installation, in stages, of gas treatment plants and re-injection facilities to support liquids production plateau and increase gas marketable volumes. Phase-one development to increase injection and treatment capacity of natural gas are under economical and technical assessment. Further development projects to support liquids production plateau are under study.

As of December 31, 2014, Eni’s proved reserves booked for the Karachaganak field amounted to 489 mmBOE, barely unchanged compared to 2013.

As of December 31, 2013, Eni’s proved reserves booked for the Karachaganak field amounted to 470 mmBOE, barely unchanged from 2012.

As of December 31, 2012, Eni’s proved reserves booked for the Karachaganak field amounted to 473 mmBOE, reporting a slight decrease from 2011 deriving mainly from the divestment of Eni’s stake in the project, partly offset by upwards revisions.

Rest of Asia

In 2014, Eni’s operations in the rest of Asia accounted for 6% of its total worldwide production of oil and natural gas.

China. Eni has been present in China since 1984 with activities located in the South China Sea. In 2014, Eni’s production amounted to 4 KBOE/d.

Exploration and production activities in China are regulated by PSAs.

In 2014, hydrocarbons were produced from the offshore Blocks 16/08 through 3 platforms connected to an FPSO. Production comes mainly from the HZ25-4 field (Eni’s interest 49%).

In June 2014, Eni signed with CNOOC the PSC for exploration activity of the Block 50/34, located in the shallow water of the South China Sea.

Indonesia. Eni has been present in Indonesia since 2001. In 2014, Eni’s production mainly composed of gas, amounted to 13 KBOE/d. Activities are concentrated in the Eastern offshore and onshore of East Kalimantan, offshore Sumatra, and offshore and onshore of West Timor and West Papua; in total, Eni holds interests in 14 blocks.

Exploration and production activities in Indonesia are regulated by PSAs.

Main ongoing activities to feed the Bontang plant concerned: (i) the Jangkrik field (Eni operator with an 55% interest) in the Kalimantan offshore. The project includes drilling of production wells linked to a Floating Production Unit for gas and condensate treatment, as well as construction of a transportation facility. Start-up is expected in 2017; and (ii) the Bangka project (Eni’s interest 20%) in the Eastern Kalimantan, with start-up expected in 2016.

Exploration activities yielded positive results with a gas discovery through the Merakes 1 NFW exploration well in the East Sepinggan offshore block (Eni operator with an

85% interest). This discovery is located in proximity of the operated field of Jangkrik, and will supply additional gas volumes to the Bontang LNG plant.

Iran. Eni has been operating in Iran for several years under four Service Contracts (South Pars, Darquain, Dorood and Balal, these latter two projects being operated by another international oil company) entered into with the NIOC between 1999 and 2001, and no other exploration and development contracts have been entered into since then. All above mentioned projects have been completed or substantially completed. The formal hand over of operations to local partners at the Darquain project was completed in the course of 2014, marking termination of Eni’s direct operations in the Country. Going forward, Eni’s involvements will consist of finalizing the reimbursement of its past investments. In 2014, Eni’s contractual reimbursements were equivalent to a production of 1 KBOE/d, lower than 1% of the Group’s worldwide production. Eni believes that its activities in Iran are marginal to the Group’s results of operations and cash flow. For further information on this matter, see "Item 3 – Risk factors".

Iraq. Eni has been present in Iraq since 2009. Eni, leading a consortium of partners including international companies and the national oil company Missan Oil, holds a 41.6% interests in the Zubair oilfield.

Development and production activities at the Zubair field are regulated by a technical service contract. This contractual scheme establishes an oil entitlement mechanism and an associated risk profile similar to those applicable to production sharing contracts.

In 2014, production of the Zubair field averaged 21 KBBL/d net to Eni.

In 2014, phase one of the Rehabilitation Plan of the Zubair field progressed. The project includes the construction of an oil treatment plant for a capacity of 300 KBBL/d, the revamping of existing treatment facilities and the drilling of production and water injection wells.

In March 2014, the national oil company South Oil Company sanctioned the Enhanced Redevelopment Plan to achieve a production plateau of 850 KBBL/d. The main contracts to build new facilities were awarded in the first half of 2014.

Pakistan. Eni has been present in Pakistan since 2000. In 2014, Eni’s production mainly composed of gas amounted to 43 KBOE/d.

Exploration and production activities in Pakistan are regulated by concessions (onshore) and PSAs (offshore).

Eni’s main permits in the Country are Bhit/Bhadra (Eni operator with a 40% interest), Sawan (Eni’s interest 23.68%) and Zamzama (Eni’s interest 17.75%), which in 2013 accounted for 75% of Eni’s production in Pakistan.

Russia. The drilling exploration program was halted due to the sanctions enacted by European Union and the United States. Eni is closely monitoring developments of the situation and has required all relevant authorizations to continue the exploration activities in compliance with the current sanction regime against Russia. For further information on this matter, see "Item 3 – Risk factors".

Turkmenistan. Eni started its activities in Turkmenistan with the purchase of the British company Burren Energy plc in 2008. Activities are focused on the onshore Nebit Dag Area in the Western part of the Country. In 2014, Eni’s production averaged 9 KBOE/d.

Exploration and production activities in Turkmenistan are regulated by PSA.

In November 2014, Eni and the State Agency for Management and Use of Hydrocarbon Resources signed an addendum to the production sharing agreement which extends the duration of the PSA to 2032. The agreement also establishes the transfer of a 10% stake out of the contractor share to the State oil company Turkmenneft (Eni retains a 90% interest stake).

In addition, Eni and Turkmen State Agency signed a Memorandum of Understanding to evaluate the extension of Eni’s activities also in the Turkmenistan’s offshore section of the Caspian Sea.

Production derives mainly from the Burun oilfield. Oil production is shipped to the Turkmenbashi refinery plant. Eni receives, by means of a swap arrangement with the Turkmen Authorities, an equivalent amount of oil at the Okarem terminal, close to the South coast of the Caspian Sea. Eni’s entitlement is sold FOB. Associated natural gas is used for own consumption and gas lift system. The remaining amount is delivered to the national oil company Turkmenneft, via national grid.

Development activities include: (i) a program to mitigate the natural field production decline; and (ii) the completion of the revamping of the treatment oil plant at the Burun field in order to increase treatment capacity.

Americas

In 2014, Eni’s operations in America area accounted for 8% of its total worldwide production of oil and natural gas.

Ecuador. Eni has been present in Ecuador since 1988. Operations are performed in Block 10 (Eni’s interest 100%) located in the Oriente Basin, in the Amazon forest. In 2014, Eni’s production averaged 12 KBBL/d.

Exploration and production activities in Ecuador are regulated by a service contract that expires in 2023.

Block 10 production is processed by a Central Production Facility and transported to the Pacific Coast through a pipeline network.

In the year, the following projects were sanctioned: (i) Villano field Phase VI (infilling), with a production start-up expected in 2016; and (ii) Oglan discovery development, with start-up expected in 2017.

Exploration activities yielded positive results with the Oglan-2 exploration well in Block 10, located near the processing facilities of the Villano field.

Trinidad & Tobago. Eni has been present in Trinidad & Tobago since 1970. In 2014, Eni’s production averaged 60 mmCF/d. Eni owns a 17.3% interest in the North Coast Marine Area 1 Block located offshore North of Trinidad.

Exploration and production activities in Trinidad & Tobago are regulated by PSAs.

Production is provided by the Chaconia, Ixora, Hibiscus, Ponsettia, Bougainvillea and Heliconia gas fields. Production is supported by two fixed platforms linked to the Hibiscus processing facility. Natural gas is used to feed trains 2, 3 and 4 of the Atlantic LNG liquefaction plant on Trinidad’s coast and it is sold under long-term contracts in the United States, as well as alternative destinations on a spot basis.

United States. Eni has been present in the United States since 1968. Activities are performed in the shallow and deep offshore of the Gulf of Mexico, onshore and offshore in Alaska and in Texas onshore.

In 2014, Eni’s oil and gas production was 88 KBOE/d, mainly from the Gulf of Mexico and Alaska fields.

Exploration and production activities in the United States are regulated by concessions.

South Marsh Island
Eugene Island
Ship Shoal
South Timbalier
Ewing Bank
Morphet
Garden Banks
Green Canyon
Allegheny
King Kong
Atwater Valley
Keathley Canyon
Walker Ridge
Lund
Amery Terrace
Lund South
Gulf of Mexico
0 25 km 50

Biloxi
Mobile Bay
Lake Pontchartrain
Lake Borgne
New Orleans
Mobile
Chandeleur
Vioska Knoll
Mississippi River
Breton Sound
Main Pass
Venice
Vioska Knoll
Grand Isle
West Delta
South Pass
Cognac
Mississippi Canyon
De Soto Canyon
Ewing Bank
Europa
Green Canyon
Atwater Valley
0 25 km 50

Exploration Permit
Dev./Prod. Area
Oil Field
Gas Field
Planning Area boundary

Eni holds interests in 188 exploration and production blocks in the Gulf of Mexico of which 122 are operated by Eni.

Eni was awarded the operatorship of exploration licenses MC246 and MC290 (Eni’s interest 100%) in the Gulf of Mexico and in the Leon Valley (Western Texas) with a 50% interest for exploring and developing an area with shale oil reservoirs.

The main operated fields are Allegheny and Appaloosa (Eni’s interest 100%), Pegasus (Eni’s interest 85%), Longhorn, Devils Towers and Triton (Eni’s interest 75%). Eni also holds interests in Europa (Eni’s interest 32%), Medusa (Eni’s interest 25%) and Thunder Hawk (Eni’s interest 25%) fields.

Production start-up was achieved at the St. Malo (Eni’s interest 1.25%) and Lucius (Eni 8.5%) fields, the latter started up in January 2015. The start-up of Hadrian South (Eni’s interest 30%) is achieved in March 2015. In the Greater Hadrian Area (Lucius and Hadrian South fields) Eni plans to achieve an expected net production peak of 22 KBOE/d.

Development activities concerned: (i) the Heidelberg project (Eni’s interest 12.5%) in the deep offshore of the Gulf of Mexico. Activities include the drilling of 5 production wells and the installation of a production platform. Start-up is expected at the end of 2016 with a production of 9 KBOE/d net to Eni; (ii) the drilling of development wells at the operated Devils Tower and Pegasus fields, as well as non-operated Europa and K2 (Eni’s interest 13.39%) fields; and (iii) the development of shale gas reserves in the Alliance area (Eni’s interest 27.5%) with start-up of additional 21 production wells.

To achieve the highest safety standards of operations, Eni became a member of the HWCG consortium of Gulf of Mexico operators. The HWGC provides resources, coordination and performs certain activities associated with underwater containment of erupting wells, evacuation of hydrocarbon on the sea surface, storage and transport to the coastline. For further information on this matter see "Item 3 – Risk factors".

Eni holds interests in 99 exploration and development blocks in Alaska, with interests ranging from 10 to 100%; Eni is the operator in 46 of these blocks.

Eni’s production is provided by Nikaitchuq (Eni operator with a 100% interest) and Oooguruk (Eni’s interest 30%) with a 2014 overall net production of approximately 21 KBBL/d.

During 2014, drilling activities progressed at the Nikaitchuq and Oooguruk fields.

In June 2014, the Nikaitchuq field achieved the production milestone of 25 KBOE/d.

Exploration activities yielded positive results with the Stallings 1H and Mitchell 1H exploratory wells, under the agreement with Quicksilver Resources signed at the end of 2013 providing for joint evaluation, exploration and development of shale oil reservoirs in the Southern part of the Delaware Basin in West Texas. The wells were already connected to existing production facilities with an initial flow of 1,500 BBL/d.

Venezuela. Eni has been present in Venezuela since 1998. In 2014, Eni’s production averaged 10 KBBL/d.

Activity is concentrated both offshore (Gulf of Venezuela and Gulf of Paria) and onshore in the Orinoco Oil Belt.

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

Eni’s production comes from the Corocoro field (Eni’s interest 26%), in the Gulfo de Paria, and the Junin 5 field (Eni’s interest 40%), located in the Orinoco Oil Belt which contains 35 BBBL of certified heavy oil in place.

Drilling activities progressed at the Junin 5 field with the drilling of 22 wells. The early production of the first phase started up in 2013 with a target plateau of 75 KBBL/d. The full field development phase includes a long-term production plateau of 240 KBBL/d.

Ongoing development activities progressed at the Perla gas field in the Cardon IV Block (Eni’s interest 50%), located in the Gulf of Venezuela. The early production start-up is expected by the second quarter of 2015 with a target production of approximately 450 mmCF/d. The full project includes the utilization of 4 existing wells, the drilling of 17 additional wells and the installation of production platforms linked by pipelines to an onshore treatment plant. Production ramp-up is expected in 2017 with a target of approximately 800 mmCF/d. The development plan targets a long-term production plateau of approximately 1,200 mmCF/d from 2020.

Eni is also participating with a 19.5% interest in Petrolera Güiria for oil exploration and with a 40% interest in Punta Pescador and Gulfo de Paria Ovest for gas exploration, both located offshore in the Eastern Venezuela.

Australia and Oceania

Eni’s operations in this region area are conducted mainly in Australia. In 2014, the area of Australia and Oceania accounted for 2% of Eni’s total worldwide production of oil and natural gas.

Australia. Eni has been present in Australia since 2001. In 2014, Eni’s production of oil and natural gas averaged 25 KBOE/d. Activities are focused on conventional and deep offshore fields.

Exploration and production activities in Australia are regulated by concession agreements, whereas in the cooperation zone between Timor Leste and Australia (Joint Petroleum Development Area - JPDA) they are regulated by PSAs.

The main production blocks in which Eni holds interests are WA-33-L (Eni’s interest 100%), JPDA 03-13 (Eni’s interest 10.99%) and JPDA 06-105 (Eni operator with a 40% interest). In the appraisal and development phase Eni holds interests in NT/P68 (Eni’s interest 50%) and NT/RL7 (Eni’s interest 32.5%). In addition Eni holds interest in 6 exploration licenses, of which 1 in the JPDA.

Ongoing development activities concerned: (i) Phase 3 project of Bayu Undan field in the JPDA 03-13 Block in order to increase liquids and LNG production; and (ii) drilling development activities at the Kitan producing field in the JPDA 06-105 Block in order to increase liquids production.

Capital expenditures

See "Item 5 – Liquidity and capital resources – Capital expenditures by segment".

Disclosure pursuant to Section 13(r) of the Exchange Act

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) created a new subsection (r) in Section 13 of the Exchange Act which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Disclosure responsive to this requirement is presented under "Item 3 – Political considerations – Risks associated with our presence in sanction targets" and below in this section.

In accordance with our general business principles and Code of Ethics, Eni seeks to comply with all applicable international trade laws including applicable sanctions and embargoes.

The activities referred to below have been conducted outside the U.S. by non-U.S. Eni subsidiaries. For purposes of the disclosure below, amounts have been converted into U.S. dollars at the average or spot exchange rate, as appropriate. We do not believe that any of the transactions or activities listed below violated U.S. sanctions also considering the waiver that we were granted by relevant U.S. Authorities, including the U.S. Department of State, in relation to certain Iran-related activities. For more information please refer to "Item 3 – Risk factors – Political considerations – Risks associated with our presence in sanction targets".

As described in more detail under "Item 3 – Risk factors – Political considerations – Risks associated with our presence in sanction targets", in 2014, Eni carried out support activities and services in respect of certain oilfields in Iran pursuant to certain legacy Service Contracts. Eni’s operating expenses pursuant to those contracts in 2014 amounted to approximately $1 million. In addition, in connection with its remaining Iranian operations, in 2014, Eni paid approximately $3 million for social security, withholding tax, corporate tax and rental tax.

In 2014, Eni’s production in Iran averaged 1 KBOE/d, and is negligible in comparison with Eni Group’s total production for the year. We booked revenues of $26 million in 2014 in connection with our share of equity production and we reported a net loss of $16 million at our Iranian operations. As of the balance sheet date Eni had outstanding trade receivables amounting to $76 million towards Iranian oil national companies which were recorded in connection with revenues recognized in 2014 and in previous reporting periods. In 2014, we collected cash payments for a total of $275 million. Those revenues and trade receivables related to the recovery of the costs incurred by Eni in its performance of petroleum projects, mainly pertaining to the ongoing Darquain project as disclosed under "Item 3 – Risk factors – Political considerations – Risks associated with our presence in sanction targets". We had no payables towards Iranian national oil companies as of the balance sheet date. We had a payable amounting to $23 million relating to health and social security insurance due to the Iranian Social Security Organization, which will be settled upon termination of our oil projects.

Eni Exploration & Production projects in Iran are currently in the cost recovery phase. Therefore, Eni has ceased making any further investment in the Country and is not planning to make additional capital expenditures in Iran in future years.

Gas & Power

Eni’s Gas & Power segment engages in supply, trading and marketing of gas and electricity, international transport, and LNG supply and marketing. This segment also includes the activities of electricity generation. In 2014, Eni’s worldwide sales of natural gas amounted to 89.17 BCM, including 3.06 BCM of gas sales made directly by Eni’s Exploration & Production segment. Sales in Italy amounted to 34.04 BCM, while sales in European markets were 46.22 BCM that included 4.01 BCM of gas sold to certain importers to Italy.

In the Gas & Power segment we expect a weak outlook for natural gas sales and prices due to structural headwinds in the industry as we forecast demand stagnation, oversupplies and strong competition across all of our main markets in Europe, including Italy. Management does not expect any improvements in this scenario in the next four-year plan. Management expects gas sales to be flat to down over the next four years and gas prices to continue falling.

Going forward we believe that reduced sales opportunities and continued pricing competition will be caused by weaker-than-anticipated demand growth. This is expected to be further exacerbated by macroeconomic uncertainties and the current downturn in the thermoelectric sector which will be penalized by the competition from coal which is cheaper than gas in firing power plants and the development of renewable sources of energy (photovoltaic, solar to name the most important). The absolute level of gas consumption in Europe contracted by approximately 12% in the time span from 2008 to 2013 and in 2014 gas consumption fell dramatically by 12% in Italy and in Europe. According to our projections gas consumption will return back to 2013 levels sometime in 2020. Against this backdrop, European markets remains well supplied thanks to the fast development of liquid hubs where operators can trade spot gas. In 2013, approximately 62% of gas volumes supplied were traded at continental hubs. These trends will drive continuing competition and pricing pressure, which are expected to be exacerbated by the constraints of the long-term supply contracts with take-or-pay clauses whereby wholesaler operators are forced to compete aggressively on pricing in order to limit the financial exposure dictated by the contracts in case of volumes off-taken below the minimum take.

Against this backdrop, Eni’s main focus is on profitability and sustainable cash flow generation, according to the following guidelines: (i) alignment of the supply portfolio to market conditions starting from 2016, leveraging on further renegotiations; (ii) the full streamlining of operations and optimization of logistic costs; and (iii) development and growth in the value added segments, in particular in the retail segment, developing the client base also through the sale of extra-commodity products, as well as in the LNG segment, leveraging on the marketing opportunities in premium markets and upstream integration.

Supply of natural gas

In 2014, Eni’s consolidated subsidiaries supplied 82.91 BCM of natural gas, down by 2.76 BCM, or 3.2% from 2013. Gas volumes supplied outside Italy (75.99 BCM from consolidated companies), imported in Italy or sold outside Italy, represented approximately 92% of total supplies, down by 2.53 BCM, or 3.2% compared to the previous year, due to lower volumes purchased in Russia (down 2.91 BCM), Algeria (down 1.80 BCM), Norway (down 0.73 BCM) and the United Kingdom (down 0.40 BCM), partly offset by higher volumes purchased in Libya (up 0.88 BCM) and the Netherlands (up 0.40 BCM). Supplies in Italy (6.92 BCM) registered a slight decrease from 2013 (down 0.23 BCM) due to mature fields’ decline. In 2014, main gas volumes from equity production derived from: (i) Italian gas fields (5.6 BCM); (ii) certain Eni fields located in the British and Norwegian sections of the North Sea (2.1 BCM); (iii) Libyan fields (2 BCM); (iv) the United States (0.5 BCM); and (v) other European areas (Croatia with 0.3 BCM). Considering also direct sales of the Exploration & Production Division and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 16 BCM representing 18% of total volumes available for sale.

The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

Natural gas supply	2012	2013	2014

(BCM)
Italy	7.55	7.15	6.92
Outside Italy	79.14	78.52	75.99
Russia	19.83	29.59	26.68
Algeria (including LNG)	14.45	9.31	7.51
Libya	6.55	5.78	6.66
the Netherlands	11.97	13.06	13.46
Norway	12.13	9.16	8.43
the United Kingdom	3.20	3.04	2.64
Hungary	0.61	0.48	0.38
Qatar (LNG)	2.88	2.89	2.98
Other supplies of natural gas	5.43	3.63	5.56
Other supplies of LNG	2.09	1.58	1.69
Total supplies of subsidiaries	86.69	85.67	82.91
Withdrawals from (input to) storage	(1.35)	(0.58)	(0.20)
Network losses, measurement differences and other changes	(0.28)	(0.31)	(0.25)
Volumes available for sale of Eni’s subsidiaries	85.06	84.78	82.46
Volumes available for sale of Eni’s affiliates	7.53	5.78	3.65
E&P volumes	2.73	2.61	3.06
Total volumes available for sale	95.32	93.17	89.17

Sales of natural gas

In 2014, natural gas sales amounted to 89.17 BCM (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico), representing a decrease of 4 BCM, or 4.3% from the previous year. Sales in Italy decreased to 34.04 BCM, down by 5.1%. Lower sales were reported in the industrial, residential and thermoelectric segments due to decreased consumption, unusual winter weather conditions and a further deterioration of the trading environment for electricity sales reflecting higher use of hydroelectric and renewable sources, as well as lower demand. These negative trends were partially offset by higher spot volumes. Sales in Europe of 42.21 BCM decreased by 1.1% driven mainly by lower volumes marketed in Germany-Austria, France and the United Kingdom due to competitive pressure, partially offset by higher sales in Benelux and the Iberian Peninsula. Direct sales of Exploration & Production in Northern Europe and the United States

(3.06 BCM) increased by 0.45 BCM due to higher volumes sold in the North Sea. Sales to importers to Italy decreased by 14.1% compared to the previous year, due to lower availability of Libyan output and lower sales to Extra European markets (down 20.4%) driven by lower volumes marketed in the United States and Argentina.

The tables below set forth Eni’s sales of natural gas by principal market for the periods indicated.

Natural gas sales by entity	2012	2013	2014

(BCM)
Total sales of subsidiaries	84.30	83.60	81.73
Italy (including own consumption)	34.66	35.76	34.04
Rest of Europe	44.57	42.30	43.07
Outside Europe	5.07	5.54	4.62
Total sales of Eni’s affiliates (Eni’s share)	8.29	6.96	4.38
Italy	0.12	0.10
Rest of Europe	6.45	5.05	3.15
Outside Europe	1.72	1.81	1.23
Total sales of G&P	92.59	90.56	86.11
E&P in Europe and in the Gulf of Mexico (a)	2.73	2.61	3.06
Worldwide gas sales	95.32	93.17	89.17

(a)	E&P sales include volumes marketed by the Exploration & Production Division in Europe (2.06, 2.08 and 2.60 BCM in 2012, 2013 and 2014, respectively) and in the Gulf of Mexico (0.67, 0.53 and 0.46 BCM in 2012, 2013 and 2014, respectively).

Natural gas sales by market	2012	2013	2014

(BCM)
ITALY	34.78	35.86	34.04
Wholesalers	4.65	4.58	4.05
Italian gas exchange and spot markets	7.52	10.68	11.96
Industries	6.93	6.07	4.93
Medium-sized enterprises and services	0.81	1.12	1.60
Power generation	2.55	2.11	1.42
Residential	5.89	5.37	4.46
Own consumption	6.43	5.93	5.62
INTERNATIONAL SALES	60.54	57.31	55.13
Rest of Europe	51.02	47.35	46.22
Importers in Italy	2.73	4.67	4.01
European markets	48.29	42.68	42.21
Iberian Peninsula	6.29	4.90	5.31
Germany-Austria	7.78	8.31	7.44
Benelux	10.31	8.68	10.36
Hungary	2.02	1.84	1.55
UK/Northern Europe	4.75	3.51	2.94
Turkey	7.22	6.73	7.12
France	8.36	7.73	7.05
Other	1.56	0.98	0.44
Extra European markets	6.79	7.35	5.85
E&P in Europe and in the Gulf of Mexico	2.73	2.61	3.06
WORLDWIDE GAS SALES	95.32	93.17	89.17

European markets

A review of Eni’s presence in the key European markets is presented below.

Benelux. Eni holds a leadership position in the Benelux countries (Belgium, the Netherlands and Luxembourg) granted by a direct presence, through the Belgium Gas & Power branch, in the retail and middle market and its significant exposure to spot markets in Western Europe. In 2014, sales in Benelux were mainly directed to industrial companies, power generation and wholesalers and amounted to 10.36 BCM (8.68 BCM in 2013), up by 1.68 BCM, or 19.4%, due to higher spot sales. In 2012, Eni launched its brand in the business and retail gas and power market in Belgium. The Eni brand replaced that of local operators acquired in the past few years with the aim of consolidating its leadership in the market.

France. Eni sells natural gas to industrial clients, wholesalers and power generation, as well as to the segments of retail and middle market. Eni is present in the French market through its direct commercial activities and through its subsidiary. In 2014, sales in France amounted to 7.05 BCM (7.73 BCM in 2013), a decrease of 0.68 BCM, or 8.8%, from a year ago. In 2013, Eni launched its brand in France, replacing those of the local operators acquired in the past few years with the aim of becoming one of the major retail operators in the Country.

Germany-Austria. Eni operates in Germany-Austria through Gas & Power branches. In 2014, Eni divested its 50% stake in EnBW Eni Verwaltungsgesellschaft (EEV), a joint venture which controls the companies Gasversorgung Süddeutschland (GVS) and Terranets BW operating in the gas marketing and transport, to the partner EnBW. Currently, sales in this market are ensured by Eni’s direct sales force. In 2014, total sales in Germany-Austria amounted to 7.44 BCM, a decrease of 0.87 BCM, or 10.5%.

Spain. Eni operates in the Spanish gas market through a direct marketing structure that markets its portfolio of LNG and through Unión Fenosa Gas (UFG) (Eni’s interest 50%) which mainly supplies natural gas to industrial clients, wholesalers and power generation utilities. In 2014, UFG gas sales amounted to 3.92 BCM (1.96 BCM Eni’s share). UFG holds an 80% interest in the Damietta liquefaction plant, on the Egyptian coast (see below), and a 7.36% interest in a liquefaction plant in Oman. In addition, it holds interests in the Sagunto (Valencia) and El Ferrol (Galicia) re-gasification plants (42.5% and 18.9%, respectively). In 2014, total sales in the Iberian Peninsula amounted to 5.31 BCM, an increase of 0.41 BCM, or 8.4%.

Turkey. Eni sells gas supplied from Russia and transported via the Blue Stream pipeline. In 2014, sales amounted to 7.12 BCM, an increase of 0.39 BCM, or 5.8% from a year ago.

United Kingdom. Eni through its subsidiary ETS markets in the United Kingdom the equity gas produced at Eni’s fields in the North Sea and operates in the main continental natural gas hubs (NBP, Zeebrugge, TTF). In 2014, sales amounted to 2.94 BCM, a decrease of 16.2% from a year ago.

The LNG business

Eni is implementing its fully-integrated worldwide commercial LNG Strategy leveraging on Eni’s:
•	technological and operational involvement in all phases of the LNG value chain: provide feed gas, liquefaction, shipping, re-gasification and sales both through direct activities and interests in joint ventures;
•	portfolio of long-term LNG supply contracts mainly from Qatar, Algeria and Nigeria;
•	medium-term LNG sales contracts with buyers all over the world; and
•	LNG portfolio management and operations activities targeting value creation by optimizing Eni’s supply and sales portfolio in close operation with Eni’s trading activities and Eni’s European pipeline gas businesses.

Eni’s LNG development strategy is based upon Eni’s world scale gas reserves in Mozambique combined with the existing LNG activities in Nigeria, Angola, Australia, Trinidad & Tobago and Indonesia.

In 2014, Eni could successfully continue its value creation in both the Atlantic and Pacific Basin LNG markets notwithstanding the context of a European Gas Market still impacted by the economic downturn and oversupply and structural modifications caused by the shale gas development in the U.S. market.

However, the significant drop in oil prices from which the gas prices in markets in the Pacific Basin and South America are derived and which has not been reflected in spot gas prices in Europe has substantially reduced the potential optimization margin by the end of 2014 and 2015.

LNG sales	2012	2013	2014

(BCM)
G&P sales	10.5	8.4	8.9
Rest of Europe	7.6	4.6	5.0
Extra European markets	2.9	3.8	3.9
E&P sales	4.1	4.0	4.4
Liquefaction plants:
- Soyo (Angola)		0.1	0.1
- Bontang (Indonesia)	0.6	0.5	0.5
- Point Fortin (Trinidad & Tobago)	0.5	0.6	0.6
- Bonny (Nigeria)	2.7	2.4	2.8
- Darwin (Australia)	0.3	0.4	0.4
	14.6	12.4	13.3

Electricity sales and power generation

Electricity sales

As part of its marketing activities in Italy, Eni engages in selling electricity on the Italian market principally on the open market, at industrial sites and on the Italian Stock Exchange for electricity. Supplies of electricity include both own production volumes through gas-fired, combined-cycle facilities and purchases on the open market. This activity has been developed in order to capture further value along the gas value chain leveraging on the Company’s large gas availability. In addition, with the aim of developing and retaining valuable customers in the residential space and middle to large industrial users, the Company has been developing a commercial offer that provides the combined supply of gas, power and fuels. In 2014, power sales (33.58 TWh) were directed to the free market (74%), the Italian Power Exchange (14%), industrial sites (9%) and others (3%). Compared with 2013, electricity sales were down by 4.2%, due to lower sales to large clients and wholesalers partially offset by higher volumes traded on the Italian Power Exchange.

Power availability	2012	2013	2014

(TWh)
Power generation sold	23.58	21.38	19.55
Trading of electricity (a)	19.00	13.67	14.03
	42.58	35.05	33.58
Power sales by market
Free market (a)	31.84	28.73	24.86
Italian Exchange for electricity	6.10	1.96	4.71
Industrial plants	3.30	3.31	3.17
Other (a)	1.34	1.05	0.84
	42.58	35.05	33.58

(a)	Include positive and negative imbalances.

Power generation

Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Mantova, Brindisi, Ferrara and Bolgiano. In 2014, power generation was 19.55 TWh, down by 1.83 TWh, or 8.6% from 2013, mainly due to lower production at Ravenna and Brindisi plants due to decreasing demand. As of December 31, 2014, installed operational capacity was 4.9 GW (4.8 GW as of December 31, 2013). Electricity trading reported a slight increase (up 2.6% to 14.03 TWh) due to higher purchases on the spot market.

Site	Total installed capacity in 2014 (a) (MW)	Technology	Fuel

Brindisi	1.3	CCGT	gas
Ferrera Erbognone	1.0	CCGT	gas/syngas
Livorno	0.2	Power station	gas/fuel oil
Mantova	0.9	CCGT	gas
Ravenna	1.0	CCGT	gas
Ferrara (b)	0.8	CCGT	gas
Bolgiano	0.1	Power station	gas
	5.3

(a)	Capacity available after completion of dismantling of obsolete plants.
(b)	Eni’s share of capacity.

Power generation	2012	2013	2014

Purchases
Natural gas	(mmCM)	4,792	4,295	4,074
Other fuels	(ktoe)	462	449	338
- of which steam cracking		98	99	104
Production
Electricity	(TWh)	23.58	21.38	19.55
Steam	(ktonnes)	12,603	9,907	9,010
Installed generation capacity	(GW)	5.3	4.8	4.9

International transport

Eni has transport rights on a large European network of integrated infrastructures for transporting natural gas, which links key consumption markets with the main producing areas (Russia, Algeria, Libya and the North Sea). Eni pays the transport capacity under ship-or-pay contracts which are similar to take-or-pay contracts.

Eni also retains ownership interests in certain pipeline companies which run and operate the facility by selling transportation capacity to long-term ship-or-pay contracts to both shareholders and third party shippers. The main assets of Eni transport activities are provided in the table below.

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

The TMPC pipeline for the import of Algerian gas is 775-kilometer long and consists of five lines that are each 155-kilometer long with a transport capacity of 33.5 BCM/y. It crosses the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system.

The GreenStream pipeline, jointly-owned with the Libyan National Oil Co, started operations in October 2004 for the import of Libyan gas produced at the Eni operated fields of Bahr Essalam and Wafa. It is 520-kilometer long with a transport capacity of 8 BCM/y crossing the Mediterranean Sea from Mellitah on the Libyan coast to Gela in Sicily, the point of entry into the Italian natural gas transport system.

Eni holds a 50% interest in the Blue Stream underwater pipeline (water depth greater than 2,150 meters) linking the Russian coast to the Turkish coast of the Black Sea. This pipeline is 774-kilometer long on two lines and has transport capacity of 16 BCM/y. It is part of a joint venture to sell gas produced in Russia on the Turkish market.

The South Stream project

In December 2014, Eni divested its 20% stake in South Stream Transport BV to Gazprom. The company is engaged in the economic feasibility, procurement and construction of the offshore section of the South Stream pipeline. Pursuant to the shareholders’ agreement, Eni exercised a put option of its stake whereby the Company will recover the capital invested to date in the project, determined in accordance with existing agreements.

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

For the next four years, the priority of our Refining & Marketing segment is to return to profitability in the context of weak fundamentals of the European refining market, affected by weak demand, structural overcapacity and competitive pressure from streams of cheaper products from Asia, Russia and the United States. Eni intends to reduce its exposure to the refining segment and implement a number of restructuring initiatives, as well as cost efficiencies and process optimization. The reduction of refining exposure, up to 50% (base 2012) will be achieved through the reconversion of productive processes and adoption of production cycles based on feedstock derived from agriculture and other renewable sources, as well as initiatives which are designed to restructure or shut down unprofitable production lines. As part of this strategy we shut down the obsolete, gasoline-designed refinery at Venice and started up the production of green diesel and we also signed a framework agreement with Italian Authorities and stakeholders for the restructuring of the loss-making Gela refinery which was shut down and will undergo an upgrading initiative to produce bio-fuels. We also signed a preliminary agreement for the divestment of our interest in a refinery located in the Czech Republic. We believe that those actions will significantly reduce our breakeven in the refining business going forward. The refineries in the Eni circuit are in a better position to face competition and will be further strengthened in order to enhance their flexibility and efficiency. In the marketing segment, the strategy is focused on simplifying the commercial offer, the launch of a new loyalty campaign, the operating efficiency, as well as the reorganization of commercial network and the closure of marginal sale points. The main economic and financial targets of the Refining & Marketing segment are the achievement of the break even level of adjusted operating profit and return to the positive cash flow from 2015.

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

Supply

In 2014, a total of 70.14 mmtonnes of crude were purchased by the Refining & Marketing segment (65.96 mmtonnes in 2013), of which 27.47 mmtonnes from Eni’s Exploration & Production segment, 25.60 mmtonnes on the spot market and 17.07 mmtonnes were purchased under long-term supply contracts with producing countries. The subdivision by geographic area was as follows: approximately 35% of crude purchased in 2014 came from Russia, 18% from West Africa, 11% from the North Sea, 8% from the Middle East, 7% from North Africa, 6% from Italy and 15% from other areas. In 2014, a total of 49.99 mmtonnes of crude purchased were marketed, up by 6.03 mmtonnes or 13.7% from 2013. In addition, 4.94 mmtonnes of intermediate products were purchased (5.31 mmtonnes in 2013) to be used as feedstock in conversion plants and 20.87 mmtonnes of refined products (17.79 mmtonnes in 2013) were purchased to be sold on markets outside Italy (16.13 mmtonnes) and on the Italian market (4.74 mmtonnes) as a complement to available production.

Refining

In 2014, Eni’s refining system had total refinery capacity (balanced with conversion capacity) of approximately 30.8 mmtonnes (equal to 617 KBBL/d) and a conversion index of 51%. Conversion index is a measure of refinery complexity. The higher the index, the wider the spectrum of crude qualities and feedstock that a refinery is able to process thus enabling it to benefit from the cost economies which the Company generally expects to achieve as certain qualities of crude (particularly the heavy ones) may trade at discount with reference to the light crude Brent benchmark. Eni’s five 100% owned refineries have balanced capacity of 20.2 mmtonnes (equal to 404 KBBL/d), with a 54% conversion index. In 2014, Eni’s refineries throughputs in Italy and outside Italy was 25.03 mmtonnes.

The table below sets forth certain statistics regarding Eni’s refineries as of December 31, 2014.

Refining system in 2014

Ownership share (%)	Distillation capacity (total) (KBBL/d)	Distillation capacity (Eni’s share) (KBBL/d)	Primary balanced refining capacity (1)(Eni’s share) (KBBL/d)	Conversion index (%)	Fluid catalytic cracking - FCC (KBBL/d)	Residue conversion (KBBL/d)	Go-Finer/ Mild Hydro- cracking/ (KBBL/d)	Mild Hydro- cracking/ Hydro- cracking (KBBL/d)	Visbreaking/ thermal cracking (KBBL/d)	Coking (KBBL/d)	Distillation capacity utilization rate (Eni’s share) (%)	Balanced refining capacity utilization rate (Eni’s share) (%)

Wholly-owned refineries		449	449	404	54	34	35	0	66	67	0	72	78
Italy
Sannazzaro	100	223	223	200	70	34	13		51	29		75	83
Gela	100
Taranto	100	120	120	120	56		22		15	38		62	62
Livorno	100	106	106	84	11							71	90
Porto Marghera	100
Partially-owned refineries (2)		874	245	213	47	167	25		99	27		85	88
Italy
Milazzo	50	248	124	100	60	45	25		32			80	85
Germany
Vohburg/Neustadt (Bayernoil)	20	215	43	41	36	49			43			91	91
Schwedt	8.33	231	19	19	42	49				27		102	102
Czech Republic
Kralupy and Litvinov (Céska Rafinérská)	32.4	180	58	53	30	24			24			87	87
Total refineries		1,323	694	617	51	201	60	0	165	94	0	75	82

(1)	Actual production capacity: Venice working as "Green Refinery", Gela shutdown in HUB crudes asset.
(2)	Capacity of conversion plant is 100%.

Italy

Eni’s refining system in Italy is composed of five wholly-owned refineries and a 50% share in the Milazzo refinery in Sicily. Eni’s refineries in Italy operate and plan in order to maximize asset value according to the markets and the integration with Eni’s other activities.

Sannazzaro refinery has balanced refining capacity of 200 KBBL/d and a conversion index of 70.2%. Management believes that this site is one of the most efficient refineries in Europe. Located in the Po Valley, it mainly supplies markets in North-Western Italy and Switzerland. The high flexibility and conversion capacity of this refinery allows it to process a wide range of feedstock. From a logistical standpoint this refinery is located along the route of the

Central Europe pipeline, which links the Genoa terminal with French speaking Switzerland. This refinery contains two primary distillation plants and relevant facilities, including three desulphurization units. Conversion is obtained through a fluid catalytic cracker (FCC), two hydrocrackers (HdC), the last unit entered into operations in June 2009, which enable middle distillate conversion and a visbreaking thermal conversion unit with a gasification facility loaded with heavy residue from visbreaking unit (tar) to produce syn-gas to feed the nearby EniPower power plant at Ferrera Erbognone. In 2013, the Eni Slurry Technology (EST) project was started up. The conversion plant with a 23 KBBL/d capacity is designed to process extra heavy crude with high sulphur content increasing yields in middle distillates and reducing that of fuel oil. Eni is also developing an upgrading of its conversion technology called Slurry Dual Catalyst (an evolution of EST), which is based on a combination of two nano-catalysts and aims at increasing productivity and improving product quality, reducing expenditure and operating costs. A further project underway is the proprietary process for hydrogen production, Hydrogen SCT-CPO (Short Contact Time-Catalytic Partial Oxidation). This reforming technology transforms gaseous and liquid hydrocarbons (also derived from bio-mass) into synthetic gas (carbon monoxide and hydrogen) at competitive costs.

Taranto refinery has balanced refining capacity of 120 KBBL/d and a conversion index of 56%. This refinery process most of oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2014 a total of 2.91 mmtonnes of this oil were processed). It principally produces fuels for automotive use and residential heating purposes for the Southern Italian markets. The complexity is achieved through a Residue Hydroconversion Unit (RHU)-Hydrocracking process and a "Two Stage" Visbreaking-Thermal Cracking unit.

Gela refinery is located on the Southern coast of Sicily. In November 2014, Eni defined with the Ministry for Economic Development, the Region of Sicily and interested stakeholders a plan to restore the profitability of the plant through its reconversion into a bio-refinery. The reconversion will follow the model adopted for the Venice green refinery, where green diesel is produced from raw vegetable materials by using the proprietary EcofiningTM technology. The agreement also defines terms for building a modern logistic hub and new initiatives in the upstream sector in Sicily, including offshore. Eni will also perform environmental remediation and cleanup activities and institute the Safety Competence Center (SCC), a center of excellence in the security field.

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

Porto Marghera bio-refinery. The process of reconversion of the traditional plant to bio-refinery was completed in June 2014 with the start-up of operations. The green diesel is produced from refined vegetable oil utilizing the proprietary EcofiningTM technology. The production will fulfill half of the Eni’s annual requirement of green diesel, thus ensuring new perspectives for the industrial site of Venice and allowing economic and environmental benefits.

Outside Italy

In Germany, Eni’s share in the Schwedt refinery is 8.3% and 20% in Bayernoil, an integrated industrial hub that includes Vohburg and Neustadt refineries. Eni’s refining capacity in Germany is approximately 60 KBBL/d mainly to supply Eni’s distribution network in Bavaria and Eastern Germany.

In the Czech Republic, Eni owns a share of 32.4% in the Céska Rafinerska that includes two refineries, Kralupy and Litvinov. Eni’s refining capacity amounts to about 53 KBBL/d to supply Eastern Europe networks.

In May 2014, Eni signed a preliminary agreement for the divestment of its interest in the Ceská Rafinérská and of the marketing activities of fuels located in Czech Republic, Slovakia and Romania which are supplied by the above mentioned refinery. The closing of the transaction is still pending. Eni plans to continue the marketing of lubricants in the wholesale segment in Czech Republic, Slovakia and Romania.

Table below sets forth Eni’s products availability figures for the periods indicated.

Availability of refined products	2012	2013	2014

(mmtonnes)
ITALY
Refinery throughputs
At wholly-owned refineries	20.84	18.99	16.24
Less input on account of third parties	(0.47)	(0.57)	(0.58)
At affiliated refineries	4.52	4.14	4.26
Refinery throughputs on own account	24.89	22.56	19.92
Consumption and losses	(1.34)	(1.23)	(1.33)
Products available for sale	23.55	21.33	18.59
Purchases of refined products and change in inventories	3.35	4.42	5.38
Products transferred to operations outside Italy	(2.36)	(1.85)	(0.64)
Consumption for power generation	(0.75)	(0.55)	(0.57)
Sales of products	23.79	23.35	22.76
OUTSIDE ITALY
Refinery throughputs on own account	5.12	4.82	5.11
Consumption and losses	(0.23)	(0.22)	(0.21)
Products available for sale	4.89	4.60	4.90
Purchases of finished products and change in inventories	17.29	13.69	16.11
Products transferred from Italian operations	2.36	1.85	0.64
Sales of products	24.54	20.14	21.65
Refinery throughputs on own account	30.01	27.38	25.03
of which: refinery throughputs of equity crude on own account	6.39	5.93	5.81
Total sales of refined products	48.33	43.49	44.41
Crude oil sales	36.56	43.96	49.99
TOTAL SALES	84.89	87.45	94.39

In 2014, refining throughputs were 25.03 mmtonnes, down by 2.35 mmtonnes, or 8.6% from 2013. In Italy, processed volumes decreased by 11.7% from 2013, mainly due to the unfavorable refinery scenario registered in the first part of the year, as well as the shutdown of the Gela and Venice refineries. A slight increase was registered in processed volumes at Milazzo plant (up 3%). Outside Italy, Eni’s refining throughputs (5.11 mmtonnes) increased by 6% (up approximately 300 ktonnes) mainly in the Czech Republic at Kralupy refinery, which in 2013 was object of to the planned shutdown.

Total throughputs in wholly-owned refineries were 16.24 mmtonnes, down by 2.75 mmtonnes (down 14.5%) from 2013 determining a refinery utilization rate of 78%.

Approximately 25.2% of processed crude was supplied by Eni’s Exploration & Production segment, representing a 1.6 percentage point increase from 2013 (23.7%).

Logistics

Eni is a primary operator in storage and transport of petroleum products in Italy with its logistical integrated infrastructure consisting of 18 directly managed storage sites and a network of petroleum product pipelines for products sale and storage of LPG and crude. Eni’s logistic model is based on a hub structure covering five main areas. These hubs monitor and centralize product flows in order to lower collection and delivery costs. Eni holds five partnerships with major Italian operators located in the Vado Ligure-Genoa (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) sites, they reduce logistic costs, and increase efficiency.

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

The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Oil products sales in Italy and outside Italy	2012	2013	2014

(mmtonnes)
Italy
Retail	7.83	6.64	6.14
Wholesale	8.62	8.37	7.57
	16.45	15.01	13.71
Petrochemicals	1.26	1.32	0.97
Other sales	6.08	7.01	8.08
	23.79	23.34	22.76
Outside Italy
Retail	3.04	3.05	3.07
Wholesale	4.38	4.66	5.03
	7.42	7.71	8.10
Other sales	17.12	12.44	13.55
	24.54	20.15	21.65
TOTAL SALES	48.33	43.49	44.41

In 2014, sales volumes of refined products (44.41 mmtonnes) increased by 0.92 mmtonnes from 2013, up 2.1%, due mainly to higher volumes sold to oil companies and traders outside Italy.

Retail sales in Italy

In 2014, retail sales in Italy of 6.14 mmtonnes decreased by approximately 0.50 mmtonnes, or by 7.5% compared to 2013, driven by lower consumption of all products amidst weak demand and competitive pressures. Average gasoline and gasoil throughput (1,534 kliters) decreased by approximately 124 kliters from 2013. Eni’s retail market share for 2013 was 25.5%, down by two percentage points from 2013.

At December 31, 2014, Eni’s retail network in Italy consisted of 4,592 service stations, 170 stations less compared to December 31, 2013 (4,762 service stations), resulting from the negative balance of the closing of service stations with low throughput (97 units), lack of renewal of two motorway concessions and a negative balance of acquisitions/releases of lease concessions (71 units).

Retail sales in the rest of Europe

Eni’s strategy in the rest of Europe is focused on selectively growing its market share, particularly in Germany and Austria leveraging on the synergies ensured by the proximity of these markets to Eni’s production and logistic facilities and to divest from the marginal area with weak growth prospects.

In 2014, retail sales of refined products marketed in the rest of Europe (3.07 mmtonnes) were essentially stable (up 0.7%). Higher volumes marketed in Germany and Austria were offset by lower sales in France and in the Czech Republic.

At December 31, 2014, Eni’s retail network in the rest of Europe consisted of 1,628 service stations, with an increase of 4 units from December 31, 2013 (1,624 service stations). The network evolution was as follows: (i) the closing of 15 low throughput service stations mainly in France; (ii) the positive balance of acquisitions/releases of lease concessions (10 units), in particular in Germany and Switzerland; (iii) the purchase of 8 service stations, mainly in Germany; and (iv) the opening of 1 new outlet. Average throughput (2,258 kliters) decreased by 64 kliters compared to a year ago (2,322 kliters in 2013).

In May 2014, Eni signed a preliminary agreement for the divestment of the marketing activities of fuels located in Czech Republic, Slovakia and Romania, the closing of the transaction is still pending.

The key markets of Eni’s presence are: Austria with a 12.1% market share, Hungary with 11.9%, Czech Republic with 8.9%, Slovakia with 9.5%, Switzerland with 7.3% and Germany with a 3.2% on national base. These market shares were calculated by Eni based on public data on national consumption and Eni’s sales volumes. Non-oil activities in the rest of Europe are present in 944 service stations (Eni owned network), of which 323 are in Germany, 184 in Austria and 94 in France, with a virtually complete of owned stations.

Other businesses

Wholesale

Eni markets gasoline and other fuels on the wholesale market in Italy, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels and fuel oil. Major customers are resellers, agricultural users, manufacturing industries, public utilities and transports, as well as final users (transporters, condominiums, farmers, fishers, etc.). Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the Eni’s high quality standards, there is also an innovative low environmental impact line, which includes AdvanceDiesel especially targeted for heavy duty public and private transports. Customer care and product distribution is supported by a widespread commercial and logistical organization presence throughout Italy and articulated in local marketing offices and a network of agents and concessionaires.

In 2014, sales volumes on wholesale markets in Italy (7.57 mmtonnes) declined by approximately 800 ktonnes, down 9.6%, mainly due to lower sales of all products, in particular gasoil for heating reflecting the mild climate registered in the period, as well as fuel oil and bunkering due to declining demand. Average market share in 2014 was 26.7% (28.8% in 2013). Supplies to the petrochemical industry (0.97 mmtonnes) decreased from 2013 (down 354 ktonnes) due to lower feedstock supplies. Wholesale sales in the Rest of Europe of approximately 4.60 mmtonnes increased by 8.7% from 2013 due to increased sales in Czech Republic, Hungary and France. Other sales (21.63 mmtonnes) increased by 2.18 mmtonnes, or 11.2%, mainly due to higher sales to the other oil companies.

Eni also markets jet fuel directly at 51 airports, of which 30 are in Italy. In 2014, these sales amounted to 2.1 mmtonnes (of which 1.6 mmtonnes are in Italy). Eni is also active in the international market of bunkering, marketing marine fuel, mainly in 115 ports, of which 65 are in Italy. In 2014, marine fuel sales were 1.38 mmtonnes (1.26 mmtonnes in Italy).

LPG

In Italy, Eni is leader in LPG production, marketing and sale with 590 ktonnes sold for heating and automotive use equal to a 20% market share. An additional 289 ktonnes of LPG were marketed through other channels mainly to oil companies and traders. LPG activities in Italy are supported by direct production, availability from 5 bottling plants and 1 owned storage site, in addition to products imported at coastal storage sites located in Livorno, Naples and Ravenna.

Outside Italy, LPG sales in 2014 amounted to 549 ktonnes of which 410 ktonnes in Ecuador where LPG market share is around 37.9%.

Lubricants

Eni operates six (owned and co-owned) blending plants, in Italy, Europe, North and South America and the Far East. With a wide range of products composed of over 650 different blends Eni masters international state of art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing). In Italy, Eni is leader in the manufacture and sale of lubricant bases. Base oils are manufactured primarily at Eni’s refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero. In 2014, retail and wholesale sales in Italy amounted to 90 ktonnes with a 23.4% market share. Eni also sold approximately 3 ktonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 100 ktonnes, of these about 92% were registered in Europe.

Oxygenates

Eni, through its subsidiary Ecofuel (100% Eni’s share), sells approximately 1 mmtonnes/y of oxygenates, mainly ethers (approximately 2.9% of world demand) and methanol (approximately 0.1% of world demand). About 81% of oxygenates are produced in Eni’s plants in Italy (Ravenna), Saudi Arabia (in joint venture with Sabic) and the remaining 19% is bought and resold. Eni distributes bio-ETBE in the Italian market in compliance with the new legislation indicating minimum content of bio-fuels. Bio-ETBE like MTBE is an octane booster gained a relevant position in the formulation of gasoline in European Union, because it is produced from ethanol from agricultural crops and qualified as bio-component in European directive on bio-fuels. In Italy from January 2014, the mandatory minimum content of bio-components in the fuels has been kept constant to 4.5 and Eni covered this bio-regulation request through the blending of Bio ETBE and bio-diesel of 1st and 2nd generation (FAME and Green Diesel from Porto Marghera site).

Capital expenditures

See "Item 5 – Liquidity and capital resources – Capital expenditures by segment".

Chemicals

Eni operates in the businesses of olefins and aromatics, basic and intermediate products, polystyrene, elastomers and polyethylene. Its major production sites are located in Italy and Western Europe. These are predominantly oil-based businesses with a history of losses and poor growth prospects. We face structural headwinds in our legacy basic petrochemical and plastic businesses due to the commoditized nature of our products, low entry barriers, lack of scale, exposure to the volatility in the costs of oil-based feedstock, cyclicality in demand, and strong competitive pressures from operators with lower cost structure especially from the Middle and Far East and other weaknesses. Eni’s profitability in the petrochemical businesses is particularly sensitive to movements in product margins that are mainly affected by changes in oil-based feedstock costs and the speed at which product prices adjust to higher oil prices. See "Item 3 – Risk factors".

Against this backdrop, our priority is the economic and financial sustainability of our Chemical segment in the medium and long term. The break-even at operating profit and operating cash flow is expected to be achieved starting from 2016. This target will be driven by performing and completing the following strategic guidelines: (i) downsizing our installed capacity in commoditized and loss-making businesses through the reconversions of inefficient units and plant shutdown and/or divestment and consolidation of the other businesses; (ii) refocusing our chemical portfolio on high value-added productions (i.e. specialties) also through the development of green chemistry; and (iii) upgrading of our production platform by means of the internationalization of the business to serve global clients and markets featured by high demand growth, also through strategic alliances with industrial partners. This strategy achieved significant results in 2014 thanks to the restructuring of our loss-making sites in Sardinia through the conversion of the Porto Torres plant into a green chemistry unit and the divestment of our Sarroch business line to the adjacent refinery operated by a third party. We also signed a framework agreement with relevant Italian Authorities and stakeholders for the shutdown of the Porto Marghera cracker and its reconversion into a business for the production of green specialties. We believe that going forward these actions will reduce our breakeven in this segment.

In 2014, sales of chemical products amounted to 3,463 ktonnes, down by 322 ktonnes, or 8.5% from 2013, mainly due to the weakness of demand. The steepest declines were registered in olefins (down by 19%) and aromatics (down by 14%) following the shutdown of cracking and aromatics site of Porto Marghera occurred in the end of February. Polymers sales were barely unchanged from 2013.

Chemical production amounted to 5,283 ktonnes, with a decrease of 534 ktonnes, or 9.2% from 2013. This was mainly due to a decrease in intermediates (down 14%) due to the Porto Marghera cracker shutdown and elastomers (down 8%) due to lower demand. Lower decreases were registered in styrene (down by 4%). These reductions were partly offset by higher production of polyethylene (up by 2%) due to a partial recovery in sales volumes from the depressed levels registered in 2013. The main decreases in production were registered at Porto Marghera (down by 85%) due to the standstill of cracking and aromatics lines from the end of February 2014 until the end of the year and Sarroch (down by 23%) due to the lower production as a result of the challenging competitive environment. Priolo and Dunkerque crackers registered an increase in production, since they were fully operating to compensate the lower production at Porto Marghera site. Outside Italy, the rubber and latex plant of Hythe was definitely closed at the end of March. Nominal capacity of plants declined from the previous year due to rationalization measures, with an average plant utilization rate calculated on nominal capacity of 71.3% (65.3% in 2013).

The table below sets forth Eni’s main chemical products availability for the periods indicated.

Year ended December 31,

2012	2013	2014

(ktonnes)
Intermediates	3,595	3,462	2,972
Polymers	2,495	2,355	2,311
Total production	6,090	5,817	5,283
Consumption and losses	(2,545)	(2,394)	(2,292)
Purchases and change in inventories	408	362	472
	3,953	3,785	3,463

The table below sets forth Eni’s main petrochemical products revenues for the periods indicated.

Year ended December 31,

2012	2013	2014

(euro million)
Intermediates	3,050	2,709	2,310
Polymers	3,188	2,933	2,800
Other revenues	180	217	174
Total revenues	6,418	5,859	5,284

Intermediates

Intermediates revenues (euro 2,310 million) decreased by euro 399 million from 2013 (down by 14.7%) reflecting the shutdown of Porto Marghera cracker, with an effect on sold volumes of aromatics and derivatives. Lower butadiene sales (down by 31%) and xylene (down by 34%) were attributable to market weakness and production overcapacity in Europe. Average unit prices decreased by 2%, with aromatics price lowered by 7% (in particular xylene prices decreased by 15% due to demand weakness), olefins prices by 1% due to lower ethylene and butadiene prices, almost completely offset by higher prices of propylene.

Intermediates production (2,972 ktonnes) registered a decrease from the last year (down by 490 ktonnes or 14.2%) due to reductions in olefins (down 11%) and in aromatics (down 31%) driven by the shutdown of Porto Marghera plant from February until the end of the year, as well as lower productions in Sarroch plant. In addition, derivatives productions decreased by 10% due to disruptions and maintenance standstills registered in the second part of the year.

Polymers

Polymers revenues (euro 2,800 million) decreased by euro 133 million, or by 4.5% from 2013 due to average unit prices and volumes of elastomers decreasing by 8% and 5%, respectively, driven by continuing weakness of automotive sectored demand and low price of Asian producers. These negatives were further exacerbated by the decrease of average styrenics prices (down 4%) and sold volumes down by 4%, also due to new import flows coming from North Africa. Polyethylene prices were barely unchanged.

Polymers production (2,311 ktonnes) decreased by 1.9% from 2013, mainly in elastomers segment (down 8%), due to the definitive closing of Hythe with lower production of lattices and SBR rubbers, and of BR rubbers due to declining demand. Styrene productions decreased by 4% with lower volumes of styrol (down by 5%) due to the planned shutdown of the second half of 2014 and compact polystyrene (down by 6%), partly offset by higher productions of ABS/San (up by 11%) for short-term production rescheduling. Polyethylene sales increased by 2%, due to higher production at Brindisi site (HDPE up by 5%) due to the planned standstill of olefin production lines, and Eva in the Oberhausen site (up by 53%).

Capital expenditures

See "Item 5 – Liquidity and capital resources – Capital expenditures by segment".

Engineering & Construction

Eni engages in engineering, construction and drilling both offshore and onshore for the oil&gas industry through Saipem, a subsidiary listed on the Italian Stock Exchange (Eni’s interest is 42.91%), and Saipem’s controlled entities. We believe that Saipem is well positioned in the market for services to the oil industry, particularly in executing large, complex EPC contracts for the construction of offshore and onshore facilities and systems to develop hydrocarbons reserves, as well as LNG, refining and petrochemical plants, pipeline laying and offshore and onshore drilling services. 2014 was characterized by the return to profitability of the Engineering & Construction segment with a the reduction of net debt and significant results in terms of new orders. The Company has a large and diversified order backlog with good exposure to ultra-deep water projects, laying of trunk line in extreme conditions, large and complex onshore projects, where we retain competitive advantages in terms of availability of technologically advanced vessels and contractor competences.

Orders acquired amounted to euro 17,971 million as of December 31, 2014 (euro 10,062 million as of December 31, 2013), of these projects to be carried out outside Italy represented 97%, while orders from Eni companies amounted to 8% of the total. Order backlog amounted to euro 22,147 million at December 31, 2014 (euro 17,065 million at December 31, 2013), of these projects to be carried out outside Italy represented 97%, while orders from Eni companies amounted to 11% of the total.

2012	2013	2014

Orders acquired	(euro million)	13,391	10,062	17,971
Offshore Engineering & Construction		7,477	5,581	10,043
Onshore Engineering & Construction		3,972	2,193	6,354
Offshore Drilling		1,025	1,401	722
Onshore Drilling		917	887	852
Originated by Eni companies	(%)	5	15	8
To be carried out outside Italy	(%)	96	95	97
Order backlog and breakdown by business	(euro million)	19,739	17,065	22,147
Offshore Engineering & Construction		8,721	8,320	11,161
Onshore Engineering & Construction		6,701	4,114	6,703
Offshore Drilling		3,238	3,390	2,920
Onshore Drilling		1,079	1,241	1,363
Originated by Eni companies	(%)	13	13	11
To be carried out outside Italy	(%)	91	95	97

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

Saipem’s offshore construction fleet is made up 34 vessels and a large number of robotized vehicles able to perform advanced sub-sea operations. Its major vessels are: (i) the Saipem 7000 semi-submersible dynamically positioned vessel, with 14 ktonnes of lift capacity, capable to lay pipelines using the J-lay technique to the maximum depth of 3,000 meters; (ii) the Field Development Ship for the development of underwater fields in dynamic positioning, provided with cranes lifting up to 600 tonnes and a system for J-lay pipe laying to a depth of 2,000 meters; (iii) the Castoro 6 semi-submersible vessel, capable of laying pipes in waters up to 1,000 meters deep; (iv) the Saipem 3000 self-propelled dynamically positioned derrick crane ship, capable of laying flexible pipes and umbilicals in deep waters and of lifting structures weighing up to 2,200 tonnes; and (v) the Semac semi-submersible vessel used for large diameter underwater pipe laying. The fleet also includes remotely operated vehicles (ROV), highly sophisticated and advanced underwater robots capable of performing complex interventions in deep waters.

The most significant orders awarded in 2014 in Offshore Engineering & Construction were: (i) an EPCI contract on behalf of Total concerning conversion of the two FPSO units, with an oil capacity of 115,000 BBL/d and a storage capacity of 1.7 mmBOE. The two converted FPSO units will be utilized to support the development of Kaombo field, located in Block 32 offshore Angola; (ii) a transportation and installation contract on behalf of BP for the Phase 2 of the Shah Deniz field development, offshore Azerbaijan; and (iii) an EPCI contract on behalf of Pemex, in Mexico, for the development of the Lakach field. The scope of work of the contract involves the engineering, procurement, construction and installation of the system connecting the offshore field with the onshore gas conditioning plant.

Onshore Engineering & Construction

In the Onshore Engineering & Construction business, Saipem is one of the largest operators on turnkey contract base at a worldwide level in the oil&gas segment Saipem operates in the construction of plants for hydrocarbon production (extraction, separation, stabilization, collection of hydrocarbons, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals). Saipem preserves its own competitiveness through the technological excellence of its engineering hubs, its distinctive know-how in the construction of projects in the high-tech market of LNG and the management of large parts of engineering activities in cost efficient areas. In the medium term, underpinning upward trends in the oil service market, Saipem will be focused on taking advantage of the opportunities arising from the market in the plant and pipeline segments leveraging on its solid competitive position in the realization of complex projects in the strategic areas of Middle-East, Caspian Sea, Northern and Western Africa and Russia.

The most significant orders awarded in 2014 in Onshore Engineering & Construction were: (i) contracts on behalf of Saudi Aramco relating to the Integrated Gasification Combined Cycle project (Jazan) as a part of the activities related to the construction of the largest power plant in the world to be located near the namesake city of Jizan. Furthermore, Saudi Aramco awarded to Saipem an EPC contract for the Loops 4 & 5 of the Shedgum-Yanbu’ Gas Pipeline; (ii) a contract on behalf of Saudi Aramco relating to the expansion of the onshore production centers at the Khurais, Mazajili and Abu Jifan fields in Saudi Arabia. The construction of new facilities will allow to process additional 500,000 BBL/d from the above mentioned fields; and (iii) a contract in the Caspian Region regarding engineering, fabrication and pre-commissioning activities, as well as the load-out of pipe racks.

Offshore Drilling

Saipem is the only engineering and construction contractor that also provides also offshore and onshore drilling services to oil companies. In the Offshore Drilling segment Saipem mainly operates in West Africa, the North Sea, Mediterranean Sea and the Middle East and boasts significant market positions in the most complex segments of deep and ultra-deep offshore, leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling exploration and development wells at a maximum depth of 9,200 meters. In parallel, investments are ongoing to renew and to keep up the production capacity of other fleet equipment (upgrade equipment to the characteristics of projects or to clients’ needs and purchase of support equipment).

Saipem’s Offshore Drilling fleet consists of 17 vessels fully equipped for its primary operations and some drilling plants installed on board of fixed offshore platforms. Its major vessels are: the Saipem 12000 and Saipem 10000, designed to explore and develop hydrocarbon reservoirs operating in excess of 3,600 and 3,000-meter water depth, respectively in full dynamic positioning. Other relevant vessels are Scarabeo 8 and 9, sixth generation semi-submersible rigs able to operate at depths of 3,000 and 3,600-meter water depth, respectively. Average utilization of drilling vessels in 2014 stood at 100% (100% in 2013).

The most significant orders awarded in 2014 in Offshore Drilling were: (i) a contract for the lease of the semi-submersible rig Scarabeo 7, for the drilling of twelve wells, to be carried out by the first quarter of 2017, for Eni Muara Bakau BV in Indonesia; (ii) a one-year extension of the contract on behalf of Saudi Aramco for the lease of the jack-up Perro Negro 7, for operations in Saudi Arabia; and (iii) a two-year extension of the contract on behalf of NDC (National Drilling Company) for the lease of the jack-up Perro Negro 2 for operations in the Persian Gulf starting in January 2015.

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

Average utilization of rigs in 2014 stood at 96.5% (96.0% in 2013). The 98 rigs (in addition to 2 rigs under completion) owned by Saipem at year end were located as follows: 28 in Venezuela, 19 in Peru, 25 in Saudi Arabia, 7 in Colombia, 4 in Kazakhstan, 4 in Bolivia, 3 in Ecuador, 1 in Chile, 1 in Congo, 2 in Italy, 1 in Ukraine, 1 in Tunisia, 1 in Turkmenistan and 1 in Mauritania and Saipem also used rigs owned by third parties (5 in Peru, 1 in Chile and 1 in Congo).

The most significant orders awarded in 2014 in Onshore Drilling were: (i) for various clients in Latin America (mainly in Venezuela and Peru), new contracts for the lease of 31 rigs; and (ii) a one-year extension of the charter for operations in Saudi Arabia, on behalf of Saudi Aramco, for three rigs already operating in the Country plus the award of a five year contract for a further three rigs.

Capital expenditures

See "Item 5 – Liquidity and capital resources – Capital expenditures by segment".

Corporate and Other activities

These activities include the following businesses:
•	the "Other activities" segment comprises results of operations of Eni’s subsidiary Syndial which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited, divested or shut down in past years; and
•	the "Corporate and financial companies" segment comprises results of operations of Eni’s headquarters and certain Eni subsidiaries engaged in treasury, finance and other general and business support services. Eni’s headquarters is a department of the parent company Eni SpA and performs Group strategic planning, human resources management, finance, administration, information technology, legal affairs, international affairs and corporate research and development functions. Through Eni’s subsidiaries Eni Finance International SA, Banque Eni SA, Eni International BV, Eni Finance USA Inc and Eni Insurance Ltd, Eni carries out cash management activities, administrative services to its foreign subsidiaries, lending, factoring, leasing, financing Eni’s projects around the world and insurance activities, principally on an intercompany basis. EniServizi, Eni Corporate University, AGI and other minor subsidiaries are engaged in providing Group companies with diversified services (mainly services including training, business support, real estate and general purposes services to Group companies). Management does not consider Eni’s activities in these areas to be material to its overall operations.

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

Research and development

Technology research and development (R&D) and continuous innovation are key factors in successfully implementing Eni’s business strategies as they support mid and long-term competitive performances.

The Company believes that the oil&gas industry will have to face several challenges:
•	uncertainty about oil&gas prices and demand;
•	limited access to new hydrocarbon resources, with increasing role of frontier oil&gas basins;
•	need of a more efficient exploitation of conventional fossil sources and of viable solutions for energy production from renewable and lower greenhouse gas emission sources; and
•	safety of operations as a crucial point for business success.

In order to address the above challenges, Eni will pursue the following technological targets in the next future:
•	strengthening technological leadership in exploration by continuously developing proprietary tools;
•	reducing operational risk and maximizing operational efficiency by development of new tools for prevention and response to blow outs (mechanical barriers and equipment for the capture of subsea oil eruption) and development of tools for vessel maintenance and restoring clogged pipes;
•	increasing capability to exploit frontier regions (water deeper than 3,000 meters, as well as Arctic regions);
•	defining and pursuing new research activities aimed at monetizing stranded and low value gas;
•	further development of Eni’s Green Refinery process with innovative solution for the conversion of conventional refineries into bio-refineries, and of formulations of innovative fuels, lubricants and bitumen based on 2nd generation and waste biomass;
•	commitment to the transfer to pilot and industrial scale of relevant results obtained from research and development with particular care in the downstream and renewable business;
•	development of innovative processes for the production of high performance polymers, elastomers and other chemicals form renewable feed stocks; and
•	development of innovative environmental technologies for in situ monitoring and remediation.

In 2014, Eni filed 84 patent applications (59 in 2013), 49 of these coming from Eni, 14 from Versalis, 20 from Saipem and 1 from Syndial.

In 2014, Eni’s overall expenditure in R&D amounted to euro 186 million which were almost entirely expensed as incurred (euro 197 million in 2013 and euro 211 million in 2012).

At December 31, 2014, a total of 961 persons were employed in research and development activities.

Exploration & Production

• Clean Sea. The robotic proprietary technology is based on the use of AUVs (Autonomous Underwater Vehicles) able to move around installations around without physical connection with the surface minimal logistical support and in harsh offshore scenarios (e.g. Arctic). During 2014, the first two field campaigns were carried out: a demonstration of Clean Sea technology capability in monitoring the trunk line of Kashagan and an environmental monitoring in the Strait of Sicily near Perla and Prezioso platforms and along the sea-line to the Gela plant.

• e-cube™ (Eni Containment of Underwater Blow Out Events). The proprietary device is designed to contain and capture spills caused by any subsea blowout when a capping system is not a viable solution. A prototype was successfully tested at sea in 2014 with a simulation of a blowout with water and gas, confirming its ability to collect and convey to the surface the fluids leaving a subsea well.

• 3D virtual and augmented reality display. This technology allows to conduct simulations on real plants both on stream or still in phase of construction, in order to perform training of plant operators and increasing safety and improving efficiency of operations. In 2014, a new 3D room was set-up and commissioned in the R&D laboratories in San Donato Milanese.

• e-dva™ (Eni Depth Velocity Analysis). The discoveries of Nené Marine and Minsala was supported by the application of proprietary technologies for seismic imaging e-dva™ which have been running in the High Performance Computing system in the Green Data Center in Ferrera Erbognone since 2014. These technologies improved the image of the exploratory targets laying below a thick layer of salt.

• e-vpms™ (Eni Vibroacoustic Pipeline Monitoring System). The proprietary technology allows a remote and continuous detection of third-party intrusions and leaks in fluid-filled pipelines. In 2014, the technology successfully installed in 2013 in Akri-Kwale pipe (17 km crossing the Niger River), was fine-tuned and handed over to NAOC.

• Chemical EOR. The polymer EOR pilot plant with injection capacity of 1,000 BBL/d in Aghar field (Egypt Western Desert) was started. The pilot, operating throughout 2014 and 2015, has to confirm the increase in the recovery factor in line with the pilot sector area simulations.

Refining & Marketing

• Green Refinery. In the summer of 2014 the Green Refinery project was completed converting the Venice Refinery into a bio-refinery, which is the world’s first case. A pillar of this project was the Ecofining technology, developed by Eni in partnership with UOP (Honeywell).

• Green diesel. In 2014, diesel fuel with extremely high concentration (50%) of bio-mass derived components (Green Diesel produced by the Eni/UOP’s Ecofining process) was produced for Italian Navy and NATO ships. Different concentrations of Green Diesel were also successfully mixed in regular and top quality diesel fuels.

• e-vpms™ (Eni Vibroacoustic Pipeline Monitoring System; see Exploration & Production for the description of the technology). In 2014, the technology successfully installed in the 113-km long Gaeta-Pomezia pipe, allowed to locate in real time the numerous fraudulent attacks which took place, greatly reducing the fuel spills.

Versalis

• High value chemicals from vegetable oils. In February 2014, Versalis signed a partnership with Elevance Renewable Sciences Inc aimed at the development and industrialization of an innovative technology for the production of chemicals from plant oils. This joint venture is part of the project to upgrade the Versalis Porto Marghera plant into a world-scale industrial plant which will integrate bio feedstocks and fossil ones into Versalis innovative products, namely high added value such as: personal care, detergents and bio-lubricants.

• Bio-oilfield chemicals. Versalis is developing new green products for oilfield operations and is strongly committed to develop and commercialize additives for high performance drilling fluids from renewable sources. In this scenario Versalis signed a partnership with Solazyme – a company producing oil from renewable sources and bioproducts – for developing and commercializing green additives globally.

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

Eni enters into insurance arrangements through its shareholding in the Oil Insurance Ltd (OIL) and with other insurance partners in order to limit possible economic impacts associated with damages to both third parties and the environment occurring in case of both onshore and offshore accidents. The main part of this insurance portfolio is related to operating risks associated with oil&gas operations which are insured making use of insurance policies provided by the OIL, a mutual insurance and re-insurance company that provides its members with a broad coverage of insurance services tailored to the specific requirements of oil and energy companies. In addition, Eni uses insurance companies who it believes are established in the marketplace. Insured liabilities vary depending on the nature and type of circumstances; however underlying amounts represent significant shares of the plafond granted by insuring companies. In particular, in the case of oil spills and other environmental damage, current insurance policies cover costs of cleaning-up and remediating polluted sites, damage to third parties and containment of physical damage up to $1.1 billion for offshore events and $1.5 billion for onshore plants (refineries). These are complemented by insurance policies that cover owners, operators and renters of vessels with the following maximum amounts: $1 billion for the fleet owned by the subsidiary LNG Shipping in the Gas & Power segment and FPSOs used by the Exploration & Production segment for developing offshore fields; $500 million for time charters.

Management believes that the level of insurance maintained by Eni is generally appropriate for the risks of its businesses. However, considering the limited capacity of the insurance market, we believe that Eni could be exposed to material uninsured losses in case of catastrophic incidents, like the one occurred in the Gulf of Mexico in 2010 which could have a material impact on our results, liquidity prospects, share price and reputation. See "Item 3 – Risk factors – Risk associated with the exploration & production of oil and natural gas".

Environmental matters

Environmental regulation

Eni is subject to numerous EU, international, national, regional and local environmental, health and safety laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, provide for measures to be taken to protect health and safety at workplace and health of communities that could be affected by the Company’s activities, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemical plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in certain operations and products of Eni, and there can be no assurance that material costs and liabilities will not be incurred. See "Item 3 – Risk factors".

We believe that the Company will continue incurring significant amounts of expenses to comply with pending regulations in the matter of environmental, health and safety protection and safeguard, particularly to achieve any mandatory or voluntary reduction in the emission of greenhouse gases (GHG) in the atmosphere and cope with climate change and water quality of discharges, as well as availability.

A brief description of major environmental, health and safety laws impacting Eni’s activities located in Italy and European Union is outlined below.

Italy

The majority of Italian environmental legislation is contained in the Environmental Code approved by Legislative Decree No. 152 of April 3, 2006 (as amended) (Environmental Code). The Environmental Code has been subject to a number of amendments in the last year, including in relation to the extraction of fossil fuels and waste provisions. The Environmental Code sets up the basic rules for environmental protection regulating: the Environmental Impact Assessment (EIAs), the Integrated Prevention and Pollution Control (IPPC), procedures for Strategic Environment Assessment, soil and water protection, air pollution and reduction of emissions, waste management and remediation of contaminated sites, environmental liability and sustainable development. The Environmental Code requires that reclamation and remediation activities be performed on the basis of a site-specific risk-based approach to determine objectives of reclamation and remediation projects, cost-effective analysis to evaluate remediation solutions, and criteria for waste classification. Moreover the Law No. 116 of August 11, 2014 "Conversion in law, with modifications of Legislative Decree No. 91 of June 24, 2014" (so-called Decreto Competitività) was published in the Official Gazette of the Italian Republic (Official Gazette No. 192 dated August 20, 2014 - Ordinary Appendix No. 72). The law introduces numerous news in the environmental protection (in particular in the air quality, new standards for marine waters and waste) and energy efficiency.

Legislative Decree No. 231 of June 8, 2001, as amended by Legislative Decree No. 121 of July 7, 2011, which provides for monetary sanctions for legal entities in cases of criminal offences concerning the environment. This decree introduced into Italian law the liability of legal entities in relation to the crimes committed by employees against the environment.

On April 11, 2014, the Decree of March 3, 2014, No. 46 implementing Industrial Emission Directive (IED) entered into force. The Decree updates permit conditions, control system and environmental sanctions for the industrial activities with a major pollution potential, including, for example, chemical installations, smelting operations and power generation facilities. For these activities, an operator must obtain an IPPC permit.

In November 2014, the Ministerial Decree dated November 13, 2014, No. 272 of the Minister for the Environment entered into force. The Decree defines the minimum requirements for the baseline report which must be presented by the operator in the case the given activity involves the use, production or release of relevant hazardous substances and including the possibility of soil and groundwater contamination at the site of the installation.

On July 19, 2014, with the publication of Decree No. 102/2014, Italy implemented the EU Directive No. 2012/27/EU on energy efficiency. This Decree defines a set of measures for promoting and improvement energy efficiency to follow the Italian national target of energy savings. Moreover, the Decree identifies some management tools, including the Energy Audit and the Energy Management Systems. The air emissions regime is set out in Part V of the Environmental Code. Moreover, the Decree No. 155/2010 adopted in the Italian law the European prescriptions on ambient air quality, established by the Directive No. 2008/50/EC. Its main innovation is the definition of monitoring criteria and emission limits for fine particulate substances (PM 2.5), to be achieved by January 1, 2015. On August 27, 2014, Legislative Decree No. 112 of July 16, 2014 implementing Directive No. 2012/33/CE on emissions from maritime transport entered into force. The Directive sets the new limits for the sulphur content in the maritime fuels.

The Law Decree No. 133 issued September 12, 2014 introduces some important changes in the procedure for site remediation. This procedure could be simplified, following the Law Decree No. 91/2014, that introduces a new Article 242-bis in the Environmental Code, if the operator chooses to reduce the soil contamination below the Contamination Threshold Concentration (CSC).

As an EU member state, Italy is taking part in the EU Emission Trading Scheme (ETS) and is in the third phase of the compliance system. Phase III of the ETS commenced in 2013 and will operate until 2020. During this period approximately half of Phase III EU Allowances (EUAs) will be sold through regular auctions on exchanges such as ICE Futures Europe, in accordance with Commission Regulation (EU) No. 1031/2010 (the "Auctioning Regulation"). Italy has regulated the Emission Trading System by Legislative Decree No. 30 of March 13, 2013, transposing requirements of Directive No. 2009/29/EC (amending Directive No. 2003/87/EC to extend the Community trading system of CO2 emission). The cited Decree replaces the former Decree No. 216/2006.

The Decree of the Ministry of the Development No. 116 on refunding allowances to the plants of new entrants of the II Phase of EU-ETS was published in the Official Gazette of the Italian Republic on May 21, 2014.

The legislative framework on SISTRI, an automated tracking system of hazardous waste, was updated by Ministerial Decree April 24, 2014, which provided new rules about intermodal transport and communication with the administration service of SISTRI. While SISTRI obligation are currently mandatory, the sanctions, according to Decree No. 192/2014 and Law No. 11/2015, shall be applied only from January 1, 2016, except the ones for obligations about signing up and payment of annual contributions, which enter in force by April 1, 2015. Legislative Decree No. 81/2008 concerned the protection of health and safety in the workplace and was designed to regulate the work environments, equipments and individual protection devices, physical agents (noise, mechanical vibrations, electromagnetic fields, optical radiations, etc.), dangerous substances (chemical agents, carcinogenic substances, etc.), biological agents and explosive atmosphere, the system of signs, video terminals. Eni worked on the implementation of the general framework regulations on health and safety concerning prevention and protection of workers at national and European level to be applied to all kinds of workers and employees.

Italian local authorities are appealing more often to Health Impact Assessment (HIA) and are integrating this procedure with Environmental Impact Assessment and Strategic Impact Assessment (SIA). During 2012, a strong correlation has been observed between health issues and environmental aspects. Various HIA, SIA and EIA methodologies are being developed as a unique regulation (e.g. "Cervellera Law" in Puglia Region). In August 2013, has been published in the official journal, April 24, 2013 Decree establishing the methodological criteria for preparing the reports of health damage assessment (VDS) in implementation of Decree ILVA (Law Decree No. 207/2012 converted Law No. 231/2012). Eni is involved in an internal multidisciplinary project on health and environmental assessment of plants impacts:
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

On April 14, 2014, a new Environmental Impact Assessment Directive 2014/52/EU (EIA Directive) entered into force. The EIA Directive should simplify the rules for assessing the potential effects of projects on the environment and boarders scope of the EIA covering new issues such as climate change, biodiversity, resource efficiency and risks prevention.

On May 6, 2014, the Commission published on the Official Journal C 136 "Guidance concerning baseline reports under Article 22(2) of Directive 2010/75/EU on industrial emissions". The baseline report contains information on the contamination conditions of the soil and the groundwater. The document represents the key tool for a comparison with the state of contamination upon definitive cessation of activities.

On July 31, 2014, the European Commission Regulation No. 749/2014 of June 30, 2014 entered into force. The regulation decides information on structure, format, submission processes and review of information reported by Member States pursuant to Regulation (EU) No. 525/2013 of the European Parliament and of the Council.

In October 2014, the European Commission has adopted a list of sectors and subsectors which are deemed to be exposed to a significant risk of carbon leakage, for the period 2015 to 2019. The decision, Regulation No. 746/2014 has entered into force the January 1, 2015. Industry sectors and sub-sectors deemed to be exposed to a significant risk of "carbon leakage" receive a higher share of free allowances because they face competition from industries in third countries which are not subject to comparable greenhouse gas emissions restrictions.

On July 23, 2014, the European Commission published the Communication COM(2014)520 "Energy Efficiency and its contribution to energy security and the 2030 Framework for climate and energy policy". In its communication, the Commission assesses whether the EU is on track to reach its 2020 target to increase energy efficiency by 20% and proposes a new energy saving target of 30% by 2030.

By June 1, 2015, the Decision 2014/955/EU shall substitute the Decision 2000/532/CE and the Regulation 1357/2014/EU shall set new rules for the classification of hazardous waste, rewriting the annex III of the European Directive on Wastes (2008/98/EC). The Regulation 1357/2014/EU aims to get the classification of wastes closer to the classification of hazardous substances (CLP regulation), requiring significant efforts in order to assess (and review, if necessary) the classification of the wastes which are currently produced in the industrial processes.

The original F-gas Regulation (Regulation No. 842/2006) was replaced by a new Regulation (No. 517/2014) adopted in 2014 which applies from January 1, 2015. A new Regulation strengthens the existing measures and introduces a number of far-reaching changes. By 2030, it will cut the EU’s F-gas emissions by two-thirds compared with 2014 levels.

This represents a fair and cost-efficient contribution by the F-gas sector to the EU’s objective of cutting its overall greenhouse gas emissions by 80-95% of 1990 levels by 2050.

On January 22, 2014, following the stakeholders’ responses to the public consultation on Green Paper, the European Commission adopted the White Paper on a policy framework for climate and energy "COM(2014) 15" in the period from 2020 to 2030. The current proposal contains a GHG domestic reduction target of -40% versus 1990 level, an objective of increasing the share of renewable energy to at least 27% of the EU’s energy consumption by 2030 and qualitative targets on energy efficiency. In the same package the European Commission proposes to establish (beginning in 2021) a so-called Market Stability Reserve "COM(2014) 20" on the Emission Trading Scheme, to address the surplus that has built up in recent years.

On January 25, 2014, in the context of Emission Trading Scheme, Regulation No. 176/2014 was adopted, which postpones the auctioning of 900 million allowances until 2019-2020. In 2014, the total European auction volume was reduced by 400 million allowances, in 2015 by 300 million, and in 2016 by 200 million. This short-term measure is aimed at rebalancing the supply and the demand of the European carbon market. This measure was made possible after the amendment of the ETS Directive approved in December 2013 (Decision No. 1359/2013/EU), which clarifies that the timing of allowances auctions may be changed to ensure the orderly functioning of the carbon market.

The Directive is a game-changer for energy distributors or all retail energy sales companies, which are now required to achieve 1.5% energy savings every year among their final clients. The Directive is in the process of being enacted in Italy.

On June 1, 2007, the REACH regulation of the European Union (EC No. 1907/2006 of December 18, 2006) entered into force. REACH stands for Registration, Evaluation, Authorization and Restriction of Chemicals and was adopted to improve the protection of human health, safety and the environment from the risks that can be posed caused by chemicals, while enhancing the competitiveness of the EU chemical industry. It also promotes alternative methods for the assessment of hazardous substances in order to reduce the number of tests on animals. REACH places the burden of proof on companies. To comply with the regulation, companies must identify and manage the risks linked to the substances they manufacture and market in the EU. They have to demonstrate to European Chemicals Agency (ECHA) how the substance can be safely used and they must communicate the risk management measures to the users. If the risks cannot be managed, authorities can restrict the use of substances in different ways. Over time, the hazardous substances should be substituted with less dangerous ones. The deadline of REACH registration depends on the tonnage band of a substance and the classification of a substance; next and last deadline is 2018. Eni recognizes the importance of the Regulation CE 1907/2006 (REACH), the general principles of which are already an intrinsic part of the Company’s commitment to sustainability and are an integral part of the culture and history of the Company. The compliance with the REACH requirements and the involvement of all the interested parties in the Company are coordinated and supervised by the HSEQ function. In particular, Eni is involved in the registration of substances to ECHA that regards a complex series of information about the characteristics of such substances and their uses and in another fundamental aspects that concerns the exchange of information between producers and importers, as well as the users of chemical substances ("downstream users").

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

On November 28, 2014, the decision of the European Commission establishing new Best Available Techniques (BAT) conclusions for the refining of mineral oil and gas the gas was published in the Official Journal of the European Union No. 307. The BAT conclusions were revised accordingly to Article 75 of the Industrial Emissions Directive (IED) 2010/75/EU which regulates emissions to air, water and soil of about 50,000 industrial installations across the EU. BAT conclusions are the technical basis for national authorities in EU countries to set permit conditions for producers in the relevant field, as stipulated by the IED Directive. Best available techniques conclusions aim at achieving a high level of protection of the environment under economically and technically viable conditions. BAT cover both the technology used and the way in which the installation is designed, built, maintained, operated and decommissioned. A specific look into the emission levels and other environmental performance of several techniques is also included. Compared to the previous BREF adopted in 2003, the BAT conclusions include emission levels of various individual metal compounds to water; set stricter levels for total suspended solids emissions to water; distinguish emissions to air of NOx and SO2 depending on the combustion mode of the fluid catalytic cracking process; set emission standards for non-methane volatile organic compounds (NMVOC) and benzene for storage and handling processes. The BAT conclusions also include the use of integrated emission management to achieve a cost-effective overall reduction of NOx and SO2 from several process and combustion units.

Following the incident at the Macondo well in the Gulf of Mexico, the U.S. Government and other governments have adopted more stringent regulations targeting safety and reliable oil and gas operations in the United States and elsewhere, particularly relating to environmental and health and safety protection controls and oversight of drilling operations, as well as access to new drilling areas. Italian Authorities as well have passed legislation with Law Decree No. 128 on June 29, 2010 that introduces certain restrictions to activities for exploring and producing hydrocarbons, that have been confirmed and further geographically limited by the successive Law Decree No. 134 of August 7, 2012 and by the Ministerial Decree of September 4, 2013.

European institutions have also increased their activities in the area of environmental protection in the field of hydrocarbon extraction.

At the European level on June 12, 2013, the Directive No. 2013/30/EU was issued with the aim of replacing the existing National Legislations and uniform the legislative approach at European level. The main elements of the EU directive are the following:
•	The Directive introduces licensing rules for effective prevention of and response to a major accident. The licensing authority in Member States will have to make sure that only operators with proven technical and financial capacities are allowed to explore and produce oil and gas in EU waters. Public participation is expected before exploratory drilling starts in previously un-drilled areas.
•	Independent national competent authorities, responsible for the safety of installations, are in charge to verify the provisions for safety, environmental protection, and emergency preparedness of rigs and platforms and the operations conducted on them. Enforcement actions and penalties applies in case of non-compliance with the minimum set standards.
•	Obligatory emergency planning calls for companies to prepare reports on major hazards, containing an individual risk assessment and risk-control measures, and an emergency response plan before exploration or production begins. These plans need be submitted to national authorities.
•	Technical solutions presented by the operator need to be verified independently prior to and periodically after the installation is taken into operation.
•	Companies are required publish on their websites information about standards of performance of the industry and the activities of the national competent authorities, as well as reports of offshore incidents.

•	Companies are required prepare emergency response plans based on their rig or platform risk assessments and keep resources at hand to be able to put them into operation when necessary. These plans are periodically tested by the industry and national authorities.
•	Oil and gas companies are fully liable for environmental damage caused to the protected marine species and natural habitats. For damage to waters, the geographical zone is extended to cover all EU waters including the exclusive economic zone (about 370 km from the coast) and the continental shelf, where the coastal Member States exercise jurisdiction. For water damage, the present EU legal framework for environmental liability is restricted to territorial waters (about 22 km offshore).
•	Operators working in the EU are required to demonstrate they apply the same accident-prevention policies overseas as they apply in their EU operations.

We believe that Eni operations are currently in compliance with all those regulations in each European country whose they have been enacted.

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

HSE activity for the year 2014

Eni is committed to continuously improving its model for managing health, safety and environment issues across all its businesses in order to minimize risks associated with its industrial activities, ensure reliability of its industrial operations and comply with all applicable rules and regulations.

In 2014, Eni’s business units continued to obtain certifications of their management systems, industrial installations and operating units according to the most stringent international standards. The total number of certifications achieved was 341 (down from 2013 because of amalgamations of different site certificates into a single certificate), of which 113 certifications according to the ISO 14001 standard, 10 registrations according to the EMAS regulation (EMAS is the Environmental Management and Audit Scheme recognized by the European Union), 11 certifications according to the ISO 50001 standard (certification for an energy management system) and 119 according to the OHSAS 18001 standard (Occupational Health and Safety management Systems - requirements).

In 2014, total HSE expenses (including cross-cutting issues such as HSE management systems implementation and certification, etc.) amounted to euro 1,269 million, down 12.2% from 2013.

Environment. In 2014, Eni incurred total expenditures of euro 686.5 million for the protection of the environment (with a reduction of 6.4% with respect to 2013). Current environmental expenses amounted to euro 516.9 million, up by 5.4% from 2013, and mainly related to costs incurred with respect to remediation and reclamation activities, carried out mainly in Italy. Capitalized environmental expenditure decreased by 30.3% and mainly related to energy efficiency and climate change (particularly flaring down), air protection and spill prevention. Eni expects to continue incurring amount of capital environmental expenditures and current expenses in line with or above 2014 levels in future years.

Safety. Eni is committed to safeguarding the safety of our employees, contractors and all people living in the areas where our activities are conducted and our assets located. In 2014, the new legislation didn’t have significant impact on the procedures already in place for safety in the workplace.

The improvement and dissemination of safety culture throughout all levels of the Company’s organization continued in 2014. This is one of the foundations of Eni’s safety strategy, through a large communication campaign, launched in 2012, with the target of improving the safety culture and to make it accepted and familiar for all employees/workers in the specific field of safety in the workplace. The campaign will span over three years involving progressively the enterprise top management, the managers of operating sites and all the Eni’s employees. Moreover, in 2013, Eni has continued its safety roadshow initiative, a series of meetings of the Company’s top management with the industrial sites personnel (employees and contractors), dedicated to the sharing of the Company’s safety targets and commitment, focusing also on the HSE aspects of the new process of qualification of vendors. In 2013, Eni has conceived an initiative aimed at issuing work permits in electronic form for standardizing and improving the related risk assessment process. The initiative will consist of implementing by 2014 the project on three pilot sites, with a gradual extension of the project to the other Eni sites in the course of the following years.

Results of efforts to achieve a better safety in all activities has brought an improvement of Eni workforce lost time injury frequency rate to 0.30 and of the severity rate to 0.014, decreasing by 13.1% and by 3% from 2013, respectively. The total recordable injury rate (0.89) decreased by 14.7% compared to 2013.

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

Costs incurred in 2014 to support the safety levels of operations and to comply with applicable rules and regulations were euro 361.2 million, down by 9.8% from 2013. Eni expects to continue incurring amounts of expenses for safety which will be in line with 2014 levels in future years.

Health. Eni’s activities for protecting health aim to continuously improve work conditions. We believe that we achieved a good performance in this area due to:
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

In 2014, Eni incurred total expenses of euro 49.4 million, down by 2.8% from 2013, to protect the health of its employees. Eni expects to continue incurring amounts of expenses for health which will be in line or above with 2014 levels in future years.

Managing GHG emissions

In 2015 the UN negotiations on climate change are expected to deliver a global agreement for the post 2020 regime at the 21st Conference of the Parties (COP21) that will be held in Paris in December 2015. In this context United States and China have also reached an agreement on the reduction of the greenhouse gases, and the European Union has defined its Climate and Energy strategy up to 2030. As a major international energy company Eni is involved in this political debate. Furthermore, within 2014 Eni has joined three major voluntary initiatives related to climate change: the "Oil&Gas Climate initiative" (aimed at promoting collaboration on climate issues among Oil&Gas companies), the "Clean Air and Climate initiative" (aimed at reducing methane emissions) and the "zero routine gas flaring at 2030" statement of the World Bank’s "Global Gas Flaring reduction partnership".

Regarding Eni’s own GHG emissions management, with the aim of ensuring a comprehensive, transparent and accurate reporting for GHG emissions, Eni introduced in 2005 its own Protocol for accounting and reporting greenhouse gas emissions (GHG Accounting and Reporting Protocol), integrated by a procedure on reporting and accounting methodologies on indirect emissions scope 3 types update in 2014; both documents are an essential requirement for emissions certification. Indeed, accurate reporting supports the strategic management of risks and opportunities related to greenhouse gases, the definition of objectives and the assessment of progress. Eni GHG Protocol has been updated in 2014 to be in compliance with the National and European Guidelines (Regulation No. 601/2012) and with the best practices reference document (American Petroleum Industry Compendium). For safer and more accurate management of GHG emissions and more effective reporting, Eni provided all its business units with a dedicated database, in order to gather and report GHG emissions according to the Protocol and to ensure completeness, accuracy, transparency and consistency of GHG accounting as required by certification needs. In order to improve the Eni accounting and reporting process, Eni confirmed independent verification of its 2013 equivalent CO2 emissions data (scope 1, 2 and 3 emissions), as submitted to the Carbon Disclosure Project, and obtained the verification statement in accordance with ISO 14063-3.

With the aim of mitigating its impacts on climate change and reduce risks related to climate regulation evolution Eni has been implementing for years actions to diminish the carbon intensity of its operations and promote the use of low emission energy sources such as natural gas. In the downstream Eni has developed meaningful projects aimed at energy saving and emission reductions from its plants. A major project on energy efficiency has been recently started in the upstream too. This activity will integrate the flaring down program that, since early 2000s in Africa has foreseen many projects implemented to reduce GHGs and exploit natural gas associated with the production of liquids and reduce emissions.

In Europe, Eni is subject to the European Union Emission Trading Scheme (EU-ETS) that was established by Directive No. 2003/87/EC. Effective from January 1, 2005, EU-ETS is the largest carbon market in the world for exchanging emission allowances targeting industrial installations with high carbon dioxide emissions. The EU-ETS Directive states that any operator, who produces GHG emissions in excess of the amounts allowed on the base of national allocation plan, is required to acquire allowances on the market to cover the excess emissions or to pay a penalty. On January 1, 2013 the third phase (2013-2020) of EU-ETS has started. In this period the main instrument for allowances allocation is represented by sales auctioning and no more by the historical emissions. During this phase no more free allowances will be given to power plants (exception on few particular cases). Conversely, for all the other industrial sectors, the free allocation has been determined with the adoption of European benchmarks linked to the carbon intensity of each industrial process.

Currently, Eni participates in the ETS scheme with 37 plants in Italy and 7 outside Italy, which collectively represent 45% of all direct GHG emissions generated by Eni’s plants worldwide. Due to stricter allocation rules in the third phase (2013-2020) of the Emissions Trading Scheme, Eni is been receiving a lower amount of free allowances in comparison with the second phase (2008-2012). As a consequence, in the next four-year period (2015-2018), Eni shall buy on the market an amount of allowances to cover GHG emissions of its industrial plants. The large majority of the deficit is concentrated in the power sector.

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

Exploration permits and production concessions. Pursuant to the Hydrocarbons Laws, all hydrocarbons existing in their natural condition in strata in Italy or beneath its territorial waters (including its continental shelf) are the property of the State. Exploration activities require an exploration permit, while production activities require an exploiting concession, in each case granted by the Minister of Economic Development. The initial duration of an exploration permit is six years, with the possibility of obtaining two three-year extensions and an additional one-year extension to complete activities underway. Upon each of the three-year extensions, 25% of the area under exploration must be relinquished to the State (only for initial acreages larger than 300 square kilometers). The initial duration of a production concession is 20 years, with the possibility of obtaining a ten-year extension and additional five-year extensions until the field depletes.

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

Gas & Power

Natural gas market in Italy

Legislative Decree No. 130 of August 13, 2010 containing measures for increasing competition in the natural gas market and transferring the ensuing benefits to final customers and Law Decree of December 23, 2013 containing measures to promote gas market liquidity

In 2011, Legislative Decree No. 130 of August 13, 2010 titled "New measures to improve competitiveness in the natural gas market and to ensure the transfer of economic benefits to final customers" became effective. This new regulation replaced the previous system of gas antitrust thresholds defined by Legislative Decree No. 164 of May 23, 2000 by introducing a 40% ceiling to the wholesale market share of each Italian gas operator who inputs gas into the Italian backbone network. In the frame of Legislative Decree No. 130/2010 Eni has committed itself to build new storage capacity for 4 BCM within five years from the enactment of the Decree; as a consequence the above mentioned cap to its market share in Italy rises from 40% to 55%. In the case of violations of the mandatory threshold, Eni is obliged to execute gas release measures at regulated prices up to 4 BCM over a two-year period following the ascertainment of the breach. Access to the new storage capacity was reserved to industrial customers and their consortium (3 BCM) and to gas-fired power plants (1 BCM).

Law Decree of December 23, 2013 converted to Law on February 21, 2014 establishes that any operator with a wholesale market share higher than 10% is obliged to offer on the natural gas future market a volume of natural gas corresponding to 5% of the annual imported volumes. The obligation should be combined with a corresponding buy request on the same market; the spread between bid and ask prices has to be lower than an amount defined by the Minister of Economic Development, based on a proposal by the AEEGSI. AEEGSI also defines the modalities for the fulfillment of the above mentioned obligation.

Eni’s management is monitoring these issues with a view of assessing any possible financial or economic impact associated with the enacted measures and their evolution. Management also believes that these regulations will increase competition in the wholesale natural gas market in Italy leading to further margin pressures.

Law Decree No. 1 of January 24, 2012 for new liberalization measures in Italy

Law Decree No. 1 enacted by the Italian Government on January 24, 2012, the so-called Liberalization Decree was converted to Law No. 20 on March 24, 2012. This Law aimed to:
•	enhance competitiveness in gas tariffs to residential customers and in the distribution of refined products. The AEEGSI, in charge with setting pricing mechanisms for supplies to users, starting from the second quarter of 2012 updated the indexation mechanism by increasing the weight of spot prices in the indexation of the supply costs of gas. In particular, spot prices have represented a share of 3% and 4% of the cost of gas in the second and third quarter 2012, respectively, and 5% in the period October 2012-March 2013, with the remaining part indexed to the supply cost provided by a panel of oil-linked long-term contracts; and
•	reform the storage system introducing market-based mechanisms for the allocation of storage capacity, moving away from the traditional "pro-rata"/tariff system, and with the aim to reduce the cost of natural gas for industrial customers. In particular:
-	for a space determined by the Ministry itself, storage capacity is reserved for the offer to industrial sector of an integrated service (international transport, re-gasification and storage) allowing them to supply of natural gas from abroad; and
-	every year is determined the space of storage devoted to the needs of modulation assigned with auction procedures.

Based on the principles described above, the Minister of Economic Development and the AEEGSI establish every year the criteria for the allocation of gas storage capacities.

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

Management believes that these measures have increased the level of liquidity in the Italian spot market of gas.

Natural gas prices

Following the liberalization of the natural gas sector introduced in 2000 by Decree No. 164, prices of natural gas in the wholesale market which includes industrial and power generation customers are freely negotiated. However, the AEEGSI holds a power of surveillance on this matter (see below) under Law No. 481/1995 (establishing the AEEGSI) and Legislative Decree No. 164/2000. Furthermore, the AEEGSI is still entrusted (as per the Presidential Decree dated October 31, 2002) with the power of regulating natural gas prices to residential customers, also with a view of containing inflationary pressure deriving from increasing energy costs. Consistently with those provisions, companies which sell natural gas to residential customers are currently required to offer to those customers the regulated tariffs set by AEEGSI beside their own price proposals.

In 2013, a new tariff regime was enacted for Italian residential clients who are entitled to be safeguarded in accordance with current regulations. Clients who are eligible for the tariff mechanism set by the AEEGSI are residential clients (including residential buildings consuming less than 200,000 CM/y). With Resolution No. 196 effective from October 1, 2013, the AEEGSI reformulated the pricing mechanism of gas supplies to those customers by providing a full indexation of the raw material cost component of the tariff to spot prices versus the previous regime that provided a mix between an oil-based indexation and spot prices. This new tariff mechanism negatively affected Eni’s results of operations in the Gas & Power segment in 2014 due to the fact that Eni was unable to pass onto to the residential customers the cost increases in the oil-linked supply contracts still present in its portfolio. The new tariff regime intends to partially offset the negative impact born by wholesalers by introducing a pricing component intended to cover the risks and costs of the supplies to wholesalers. Furthermore, it has been provided a stability mechanism whereby a wholesaler part of a long-term, take-or-pay gas supply contract may opt for being reimbursed of the negative difference between the oil-linked costs of gas supplies and spot prices in the two thermal years following the new regime implementation. Conversely, in case spot prices fall below the oil-linked cost of gas supplies in the following two thermal years, the same wholesaler is obliged to refund customers of the difference. Based on this compensation mechanism Eni recognized a gain of euro 60 million in its 2014 results of operations. However, due to the current downturn in crude oil prices, Eni is projecting that the oil-linked index of the procurement costs set by the Authority could determine a loss to Eni up to euro 480 million next year. This contingent liability reflects the fact that the Authority index is not reflective of the current setup of Eni’s portfolio of gas supply costs which due to the renegotiations achieved in 2014 is largely indexed to hub prices and therefore Eni’s procurement costs are not expected to benefit from a fall in oil-linked gas procurement costs. It is still possible that the AEEGSI updates its index of procurement costs to better reflect the status of the gas portfolio of those wholesalers who achieved new pricing terms for their gas supplies. Alternatively, Eni might file an administrative appeal against any deliberations of the AEEGSI on this matter which might possibly lead to unfair results to Eni.

The new tariff regime reduced the tariff components intended to cover storage and transportation costs. Finally, it also increased the specific pricing component intended to remunerate certain marketing costs incurred by retail operators, including administrative and retention costs, losses incurred due to customer default and a return on capital employed.

Similarly other regulatory authorities in European countries where Eni is present have issued regulations introducing a hub component in the pricing formulas related to retail clients, as well as measures to boost liquidity and competitiveness in the gas market.

Refining and marketing of petroleum products

Refining. The regulations introduced with Law No. 9/1991 and No. 239/2004 (Article 1, paragraphs 56, 57 and 58) significantly changed the norms introduced in the 1930’s which required any refining activity be handled under a concession from the State. Today an authorization is required to set up new processing and storage plants and for any change in the capacity of mineral processing plants, while all other changes that do not affect capacity can be freely implemented. Another simplification measure has been introduced by Law Decree No. 5/2012 that defined mineral oil processing and storage plants as "strategic settlements" that need authorization from the State, in agreement with the relevant Region, and imposes a single process of authorization that must be closed within 180 days. Management expects no material delays in obtaining relevant concessions for the upgrading of the Sannazzaro and Taranto refineries as planned in the medium term.

Marketing. Following the enactment of the above mentioned Law Decree No. 1 of January 24, 2012, as converted in Law No. 27 of March 24, 2012, certain measures are expected to be introduced in order to increase levels of competition in the retail marketing of fuels. The rules regulating relations between oil companies and managers of service stations have been changed introducing the difference between principal and non-principal of a service station. Starting from June 30, 2012 principals will be allowed to supply freely up to 50% of their requirements. In such case the distributing company will have the option to renegotiate terms and conditions of supplies and brand name use. As for non-principals, the law allows the parties to renegotiate terms and conditions at the expiration of existing contracts and new contractual forms can be introduced in addition to the only one allowed so far, i.e. exclusive supply. The law also provides for an expansion of non-oil sales. Eni expects developments on this issue to further increase pressure on selling margins in the retail marketing of fuels and to reduce opportunities of increasing Eni’s market share in Italy.

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

Compulsory stocks. According to Legislative Decree of December 31, 2012, No. 249, enacting Directive No. 2009/119/EC (which regulates the obligation of Member States to keep a minimum amount of stocks of crude oil and/or petroleum products) compulsory stocks, must be at least equal to the quantities required by 90 days of consumption of net import, including 10% deduction for minimum operational requirements. Decree No. 249/2012 states that compulsory stocks are determined each year by a decree of the Minister of Economic Development based on domestic consumption data of the previous year, defining also the amounts to be held by each oil company.

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

Under this regulatory framework, the Italian Central Stockholding Entity ("OCSIT") has been instituted, whose activities and functions have been attributed to Acquirente Unico SpA, an entire state-owned company, under the Italian Ministry of Economic Development control. The main purpose of OCSIT shall be to hold oil stocks within Italian territory.

As of December 31, 2014, Eni owned 5.5 mmtonnes of oil products inventories, of which 4.1 mmtonnes as "compulsory stocks", 1.2 mmtonnes related to operating inventories in refineries and deposits (including 0.2 mmtonnes of oil products contained in facilities and pipelines) and 0.2 mmtonnes related to specialty products. Eni’s compulsory stocks were held in term of crude oil (37%), light and medium distillates (40%), refinery feedstocks (16%), fuel oil (4%) and other products (3%) were located throughout the Italian territory both in refineries (75%) and in storage sites (25%).

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

Organizational structure

Eni SpA is the parent company of the Eni Group. As of December 31, 2014, there were 252 fully-consolidated subsidiaries and 51 associates, joint ventures and joint operations that were accounted for under the equity or cost method or in accordance to Eni’s share of revenues, costs and assets of the joint operations calculated based on Eni’s working interest. For a list of subsidiaries of the Company, see “Exhibit 8. List of Eni’s fully-consolidated subsidiaries for year 2014”.

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

Executive summary

Eni reported net profit from continuing operations attributable to its shareholders of euro 1,291 million for the year ending December 31, 2014, representing a decrease of 75% from 2013, down by euro 3,869 million. The year-on-year comparison is greatly affected by the recognition in 2013 profit of gains of euro 4.86 billion due to the implementation of the disposal program of the Company which related to the divestment of a 20% stake in our exploration lease in Mozambique which comprises a gas discovery, a fair value revaluation of our interest in Artic Russia due to the progress in the divestment to Gazprom whereby Eni ceased to exercise significant influence over the investee by 2013 year end, as well as gains on the divestment of certain oil&gas properties. In 2014, gains on divestments regarded the disposal of an 8% stake in Galp, of our interests in South Stream and in EnBw in the Gas & Power segment, as well as non-strategic assets in Exploration & Production for a total gain of approximately euro 0.2 billion.

Beyond that factor, the 2014 decline was driven by lower revenues in the Exploration & Production segment (down by euro 2,776 million from 2013) due to a decline in oil prices (down by 8.9%), which determined a reduction of euro 4,102 million in the segment operating profit also impacted by higher depreciation, amortization and impairment charges, an inventory write down to align the book value of crude oil and products to their net realizable values (a post-tax charge of euro 1,008 million), and finally the recognition of net, post-tax charges amounting to euro 1,408 million. These charges comprised impairments of oil&gas properties and offshore drilling rigs and vessels reflecting a lower oil price environment in the near to medium term, and a write-off of deferred tax assets of Italian subsidiaries due to the projections of lower future taxable profit and prospective abrogation of the additional income tax for energy companies resulting in the redetermination of the deferred tax assets with a statutory tax rate of 27.5% instead of the previous 34%. These charges were partly offset by a tax gain due to the favorable outcome of a proceeding with Italian Tax Authorities regarding the determination of the taxable basis of the additional income tax called Libyan tax.

These negative trends were partly offset by an improved operating profit reported by the Gas & Power segment (up by euro 3,153 million) which reflected the renegotiation of long-term gas supply contracts and lower impairments, whilst charges were incurred in 2013 amounting to euro 3,946 million post tax.

The table below sets forth for the reported periods details of certain, identified gains and charges included in net profit. These gains and charges mainly related to inventory holding gains and losses, asset impairments, risk and other provisions, write downs of deferred tax assets, capital and revaluation gains on investments and other tangible assets.

Eni Group	Year ended December 31,

2012	2013	2014

(euro million)
Profit (loss) on stock	17	(716)	(1,460)
Environmental charges	(63)	(205)	(179)
Impairment losses	(3,978)	(2,400)	(1,531)
Net gains on disposal of assets	548	187	28
Risk provisions	(945)	(334)	10
Provision for redundancy incentives	(64)	(270)	(9)
Fair value gains/losses on commodity derivatives	1	(315)	16
Fair value gains/losses on currency derivatives and translation effects of trade receivables and payables	80	195	(229)
Other	(271)	96	(303)

Net (charges) gains in operating profit	(4,675)	(3,762)	(3,657)

Capital and revaluation gains on Galp	2,011	98	96
Capital gain on 28.75% of Eni East Africa		3,359
Revaluation gain on Artic Russia		1,682
Capital gain on South Stream			54
Other capital gains/write downs on investments	(108)
Write down of deferred tax assets/recognition of deferred tax liabilities	(803)	(1,444)	(1,045)
Tax gain on the tax dispute on Libyan Tax			824
Tax effects on the above listed items	848	945	825
Other	(203)	(143)	(46)
Net (charges) gains in net profit	(2,930)	735	(2,949)
Net (charges) gains attributable to non-controlling interest		5	(533)
Net (charges) gains attributable to Eni	(2,930)	730	(2,416)

In evaluating the Company’s underlying performance, management also considers a measure of profit that excludes the above listed gains and charges, as well as an inventory holding post-tax loss (for euro 1,008 million and euro 438 million in 2014 and 2013, respectively). On that basis, 2014 net profit would have increased by euro 2,416 million and the comparative 2013 result would have reduced by euro 730 million; on that basis the 2014 performance would decline by 16.3% from 2013. The underlying trends comprised a lowered performance in Exploration & Production driven by lower crude oil prices, which effects were partly offset by improved results recorded by Gas & Power and Saipem which reverted to profit due to contract renegotiations and better execution, whilst the Refining & Marketing and Chemical segments reduced operating losses thanks to a less unfavorable trading environment and restructuring initiatives.

Net cash provided by operating activities from continuing operations amounted to euro 15,110 million for the year ended December 31, 2014 and proceeds from divestments amounted to euro 3,684 million. Those cash inflows funded cash outflows relating to capital expenditures totaling euro 12,240 million and investments (euro 408 million), as well as dividend payments amounting to euro 4,434 million (of which euro 2,020 million relating to the 2014 interim dividend, euro 1,956 million to the balance of the dividend for fiscal year 2013 to Eni’s shareholders and euro 380 million for share repurchases).

Disposals of assets (euro 3,684 million) primarily related to the divestment of Eni’s share in Artic Russia (euro 2,160 million), an 8% interest in Galp Energia (euro 824 million), Eni’s interest in the EnBW Eni joint venture in Germany, as well as the divestment of Eni’s stake in the South Stream project and other minor assets.

As of December 31, 2014, net borrowings amounted to euro 13,685 million, a decrease of euro 1,278 million from December 31, 2013. The decline reflected the surplus cash generated by operating activities and disposals of the year.

In 2014, oil and natural gas production available for sale averaged 1,517 KBOE/d (1,537 KBOE/d in 2013). On a homogeneous basis i.e. excluding the impact of the divestment of Eni’s interest in Artic Russia which produced 29 KBOE/d, or 11 mmBOE in 2013 net to Eni, hydrocarbon production for the full year 2014 was up 0.6%. The main production increases were reported in the United Kingdom, Algeria, the United States and Angola.

Worldwide gas sales in 2014 amounted to 89.17 BCM, a decrease of 4.00 BCM from 2013, or 4.3% . The decrease was mainly driven by lower sales in Italy which were down by 5.1% to 34.04 BCM due to mild winter weather, weak demand, a downturn in the thermoelectric segment and strong competitive pressures. Lower sales in Italy were reported in the industrial, residential and thermoelectric segments. Sales in Europe of 42.21 BCM decreased by 1.1% driven by lower volumes marketed in Germany/Austria, France and the United Kingdom, partially offset by higher sales in Benelux and the Iberian Peninsula.

In 2014, capital expenditures of continuing operations amounted to euro 12,240 million (euro 12,800 million in 2013) and mainly related to:
•	development activities amounting to euro 9,021 million which were deployed mainly in Norway, Angola, Congo, the United States, Italy, Nigeria, Egypt, Indonesia, Kazakhstan and exploratory activities (euro 1,398 million) spent almost entirely outside Italy (98%), primarily in Libya, Mozambique, the United States, Nigeria, Angola, Indonesia, Cyprus, Norway and Gabon;
•	upgrading of the fleet used in the Engineering & Construction segment (euro 694 million);
•	refining, supply and logistics in Italy and outside Italy (euro 362 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade of the refined product retail network in Italy and in the rest of Europe (euro 175 million); and
•	initiatives to improve flexibility of the combined cycle power plants (euro 98 million).

During the 2015-2018 four-year period, Eni expects to invest approximately euro 48 billion in capital expenditures and exploration projects to implement its growth strategy, based on the assumptions discussed below under "Management’s expectation of operations". This capital budget represents a decrease of 17% from the previous plan which management considered to be appropriate to the current weak oil price environment. We plan to be more selective in exploration projects and to re-schedule certain large development projects, while prioritizing low-intensity projects, sanctioned developments and initiatives to support production plateaus at producing fields. Further expenditure reductions will be sought through the renegotiation of contracts for the supply of oilfield services and other goods related to Exploration & Production activities.

We also plan to preserve our liquidity by leveraging on the timely development of capital projects in the Exploration & Production in order to achieve the scheduled time-to-market of our reserves, on cost efficiencies across all businesses and on completing the turnaround process of our Gas & Power, Refining & Marketing and Chemical segments. We plan to generate additional euro 8 billion of funds through our asset disposal program which will mainly comprise the divestment of participating interest in certain of our exploratory leases.

Finally, we also decided to rebase the dividend and we are planning to pay a floor dividend of euro 0.8 per share for fiscal year 2015 in order to achieve a balance between internal-generated funds, including disposals, and fund requirements for capital expenditures and shareholder remuneration at our price assumption of 55 $/BBL for the Brent benchmark in 2015. From 2016, we intend to assess our progressive distribution policy also taking into account an expected improvement in the oil price scenario.

Trading environment

2012	2013	2014

Average price of Brent dated crude oil in U.S. dollars (1)	111.58	108.66	98.99
Average price of Brent dated crude oil in euro (2)	86.83	81.82	74.48
Average EUR/USD exchange rate (3)	1.285	1.328	1.329
Standard Eni Refining Margin (SERM) (4)	n.a.	2.43	3.21
Euribor - three-month euro rate % (3)	0.6	0.2	0.2

(1)	i	Price per barrel. Source: Platt’s Oilgram.
(2)	i	Price per barrel. Source: Eni’s calculations based on Platt’s Oilgram data for Brent prices and the EUR/USD exchange rate reported by the European Central Bank (ECB).
(3)	i	Source: ECB.
(4)	i	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni’s refining system in consideration of material balances and refineries’ product yields.

When the term margin is used in the following discussion, it refers to the difference between the average selling price and reflect the trading environment and are, to a certain extent, a gauge of industry profitability.

Eni’s results of operations and the year-to-year comparability of its financial results are affected by a number of external factors which exist in the industry environment, including changes in oil, natural gas and refined products prices, industry-wide movements in refining and petrochemical margins and fluctuations in exchange rates and interest rates. Changes in weather conditions from year to year can influence demand for natural gas and some petroleum products, thus affecting results of operations of the natural gas business and, to a lesser extent, of the refining and marketing business. See “Item 3 – Risk factors”.

In 2014, the Group faced strong headwinds in any of its reference markets. Oil and gas realizations in dollar terms declined due to a lower Brent crude oil price, down by 8.9% from 2013, and lower gas benchmarks. Eni’s refining margins (Standard Eni Refining Margin - SERM) that gauge the profitability of Eni’s refineries were up by 32.1% from the particularly depressed level of 2013, due to a fall in the cost of crude oil feedstock. However, the European refining business continued to be affected by structural headwinds due to lower demand, overcapacity and increasing competitive pressure from streams of cheaper refined products imported from Russia, Asia and the United States. The European gas market was adversely affected by weak demand, competitive pressures and oversupply. Price competition was tough taking into account minimum off-take obligations provided by gas purchase take-or-pay contracts and reduced sales opportunities. Spot prices in Europe reported a decrease of 22.7% from 2013. Electricity sales reported negative margins due to oversupply and increasing competition from more competitive sources (photovoltaic and coal-fired plants).

In the first quarter of 2015, the downtrend in crude oil prices continued as the price of the Brent benchmark averaged approximately 54 $/BBL, down by approximately 50% compared to the first quarter of 2014. This trend reflected current imbalances in world oil demand and supplies. This will negatively impact Group’s results of operations and cash flow going forward. Refining margins increased to an average of 7.5 $/BBL with reference to the Eni’s indicator, representing an increase of approximately 550% year on year, which will improve our results in the Refining & Marketing segment. The euro vs. U.S. dollar exchange rate decreased by 17% year on year. This trend will improve the Group’s results of operations and operating cash flow.

Key consolidated financial data

2012	2013	2014

(euro million)
Net sales from operations from continuing operations		127,109	114,697	109,847
Operating profit from continuing operations		15,208	8,888	7,917
Net profit attributable to Eni from continuing operations		4,200	5,160	1,291
Net profit attributable to Eni from discontinued operations		3,590
Net profit attributable to Eni		7,790	5,160	1,291
Net cash provided by operating activities - Continuing operations		12,552	11,026	15,110
Capital expenditures - Continuing operations		12,805	12,800	12,240
Acquisitions of investments and businesses		569	317	408
Shareholders’ equity including non-controlling interest at year end		62,417	61,049	62,209
Net borrowings at year end (1)		15,069	14,963	13,685
Net profit attributable to Eni basic and diluted from continuing operations	(euro per share)	1.16	1.42	0.36
Net profit attributable to Eni basic and diluted from discontinued operations		0.99
Net profit attributable to Eni basic and diluted		2.15	1.42	0.36
Dividend per share	(euro per share)	1.08	1.10	1.12
Ratio of net borrowings to total shareholders’ equity including non-controlling interest (leverage) (1)		0.24	0.25	0.22

(1)	For a discussion of the usefulness of and a reconciliation of these non-GAAP financial measures with the most directly comparable GAAP financial measures see "Liquidity and capital resources – Financial conditions" below.

Critical accounting estimates

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments and past experience of other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, decommissioning and restoration liabilities, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the Company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used. A summary of significant estimates follows.

Oil and gas activities

Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate that can be economically producible with reasonable certainty from known reservoirs under existing economic conditions and operating methods. Although there are authoritative guidelines regarding the engineering and geological criteria that must be met before estimated oil and gas reserves can be categorized as "proved", the accuracy of any reserve estimate depends on the quality of available data, the engineering and geological interpretation of such data and management’s judgment. Field reserves will be categorized as proved only when all the criteria for attribution of proved status have been met. Initially, all booked reserves are classified as proved undeveloped. Subsequently, volumes are reclassified from proved undeveloped to proved developed as a consequence of development activity. Generally, reserves are booked as proved developed when the first oil or gas is produced. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future revision. Upward or downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves in regards to the initial estimate and, in the case of production sharing agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered. Oil and natural gas reserves have a direct impact on certain amounts reported in the Consolidated Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation and depletion rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter. Assuming all other variables are held constant, an increase in estimated proved developed reserves for each field decreases depreciation and depletion expense. Conversely, a decrease in estimated proved developed reserves increases depreciation and depletion expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which are used to assess any impairment loss. The larger is the volume of estimated reserves, the lower is the likelihood of asset impairment.

Impairment of assets

Assets are impaired when there are events or changes in circumstances that indicate that carrying values of the assets are not recoverable. Such impairment indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance, a reduced utilization of the plants and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities or significant increase of the estimated development costs. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain and complex matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions. Similar remarks are valid for the physical recoverability of assets recognized in the balance sheet (deferred costs - see also the accounting policy for "Inventories") related to natural gas volumes not withdrawn under long-term supply contracts with take-or-pay clauses, as well as for the recoverability of deferred tax assets. The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal cost or the value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment analyses are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate which considers the risks specific to the asset. For oil and natural gas properties, the expected future cash flows are estimated principally based on developed and undeveloped proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimate of the future amount of production is based on assumptions related to the commodity future prices, lifting and development costs, field decline rates, market demand and other factors. The cash flows associated to oil and gas commodities are estimated on the basis of forward market information, if there is a sufficient liquidity and reliability level, on the consensus of independent specialized analysts and on management’s forecasts about the evolution of the supply and demand fundamentals. The discount rate reflects the current market valuation of the time value of money and of the specific risks of the asset not reflected in the estimate of the future cash flows. Goodwill and other intangible assets with indefinite useful lives are not subject to amortization. The Company tests for impairment such assets at the cash generating unit level on an annual basis and whenever there is an indication that they may be impaired In particular, goodwill impairment is based on the lowest level (cash generating unit) to which goodwill can be allocated on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the Company, directly or indirectly, evaluates the return on the capital expenditures. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is lower than the amount of the impairment loss, the assets of the cash generating unit are impaired pro-rata on the basis of their carrying amount for the residual difference, up to the recoverable amount of assets with finite useful lives.

Decommissioning and restoration liabilities

Obligations to dismantle and remove items of property plant and equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded presently in the Consolidated Financial Statements. Estimating obligations to dismantle, remove and restore items of property, plant and equipment is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the countries where Eni operates, as do political, environmental, safety and public expectations. The complexity of these estimates is also due to the accounting that requires the initial recognition of the present value of the decommissioning and restoration liabilities as a part of the cost of property, plant and equipment. Then the carrying amount of decommissioning and restoration liabilities is adjusted to reflect the passage of time and any change in the estimates following the modification of amount and timing of future cash flows and discount rates adopted. The discount rate used to determine the provision is based on managerial judgments.

Business combinations

Accounting for business combinations requires the allocation of the purchase price to the identifiable assets and liabilities of the acquired business generally at their fair values. Any positive residual difference is recognized as goodwill. Any negative residual difference is recognized in the profit and loss account. Management uses all available information to make these fair value measurements and, for major business combinations, engages independent external advisors.

Environmental liabilities

As other oil and gas companies, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislations that implement international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability will be incurred and the liability can be reliably estimated. Management, considering the actions already taken, insurance policies obtained to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations. However, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of an unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by applicable laws; (iii) the possible effects of future environmental legislations and rules; (iv) the effects of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, against other potentially responsible parties with respect to such litigations and the possible reimbursements.

Employee benefits

Defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions including, among others, discount rates, expected rates of salary increases, medical cost trends, estimated retirement dates and mortality rates. The significant assumptions used to account for defined benefit plans are determined as follows: (i) discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indicators used in selecting the discount rate include market yields on high quality corporate bonds (or, in the absence of a deep market of these bonds, on the market yields on government bonds). The inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends, including healthcare inflation, changes in healthcare utilization and changes in health status of the participants; and (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for individual employees involved. Differences in the amount of the net defined benefit liability (asset), deriving from the remeasurements, comprising, among others, changes in the current actuarial assumptions, differences in the previous actuarial assumptions and what has actually occurred and differences in the return on plan assets, excluding amounts included in net interest, usually occur. Remeasurements are recognized within statement of comprehensive income for defined benefit plans and within profit and loss account for long-term plans.

Provisions

In addition to environmental liabilities, decommissioning and restoration liabilities and employee benefits, Eni recognizes provisions primarily related to litigations, tax issues and doubtful trade receivables. The estimate of these provisions is based on managerial judgments.

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

Revenues from the sale of electricity and gas to retail customers include allocations for the not yet billed supplies, occurred between the date of the last meters reading and the year end. These estimates are based on the difference between the volumes allocated by the grid managers and the billed volumes, as well as on other factors, considered by the management, which can impact on them.

2012-2014 Group results of operations

Overview of the profit and loss account for three years ended December 31, 2012, 2013 and 2014

The table below sets forth a summary of Eni’s profit and loss account for the periods indicated. All line items included in the table below are derived from the Consolidated Financial Statements prepared in accordance with IFRS.

Year ended December 31,

2012	2013	2014

(euro million)
Net sales from operations	127,109	114,697	109,847
Other income and revenues (1)	1,548	1,387	1,101
Total revenues	128,657	116,084	110,948
Operating expenses	(99,674)	(95,304)	(91,677)
Other operating (expense) income	(158)	(71)	145
Depreciation, depletion, amortization and impairments	(13,617)	(11,821)	(11,499)
OPERATING PROFIT	15,208	8,888	7,917
Finance income (expense)	(1,371)	(1,009)	(1,065)
Income (expense) from investments	2,789	6,085	490
PROFIT BEFORE INCOME TAXES	16,626	13,964	7,342
Income taxes	(11,679)	(9,005)	(6,492)
Net profit - continuing operations	4,947	4,959	850
Net profit - discontinued operations	3,732
Net profit	8,679	4,959	850
Attributable to:
Eni’s shareholders:	7,790	5,160	1,291
- continuing operations	4,200	5,160	1,291
- discontinued operations	3,590
Non-controlling interest:	889	(201)	(441)
- continuing operations	747	(201)	(441)
- discontinued operations	142

(1)	Includes, among other things, contract penalties, income from contract cancellations, gains on disposal of mineral rights and other fixed assets, compensation for damages and indemnities and other income.

The table below sets forth certain income statement items as a percentage of net sales from operations for the periods indicated.

Year ended December 31,

2012	2013	2014

(%)
Operating expenses	78.4	83.1	83.5
Depreciation, depletion, amortization and impairments	10.7	10.3	10.5
OPERATING PROFIT	12.0	7.7	7.2

2014 compared to 2013. Net profit attributable to Eni’s shareholders from continuing operations in 2014 was euro 1,291 million, a decrease of euro 3,869 million from 2013, or 75%. The decrease is explained by several factors. First of all in 2013 Eni recognized significant gains on the implementation of its divestment program. We divested a 20% stake in the Area 4 exploration lease in Mozambique where important gas discoveries were made and we recognized an euro 2,994 million gain (net of taxes) and we ceased to exercise significant influence on Artic Russia which operates gas assets in Siberia, leading us to recognize a fair value gain of euro 1,682 million pending the disposal of our interest to Gazprom. The other factors affecting of 2014 results and year on year changes were as follows:
(i)	a lower operating profit was recorded in the Exploration & Production segment (down by euro 4,102 million, or 27.6%) which was adversely impacted by declining oil prices and increased charges for depreciation, amortization and impairment, and in the Refining & Marketing segment (down euro 737 million, or 49.4%) due to the recognition of an inventory charge of euro 1,576 million (before tax) which reflected the alignment of inventories of oil and refined products to their lower net realizable values at the end of the reporting period; and

(ii)	a euro 280 million net loss on the fair-valued interests in Galp and Snam which are currently underlying two convertible bonds with embedded options measured at fair value through profit. Particularly, we recognized in the line item net income from investments a loss on our fair-valued interests in Galp and Snam amounting to euro 221 million compared to a gain of euro 158 million in 2013 (down by euro 389 million), which was partly offset by the reduced negative fair value of the options embedded in the relevant convertible bond (a gain of euro 109 million) which was recognized in the line item net financial expense.

These decreases were partly offset by:
(i)	a recovery in the Gas & Power operating performance (up euro 3,153 million from 2013) due to the renegotiation of a substantial portion of the long-term gas supply portfolio, including one-off effects related to the purchase costs of volumes supplied in previous reporting periods which were larger than in the full year 2013. The benefits of contract renegotiations helped this segment rebalance its cost position and to recoup part of huge losses incurred in the previous year which were also due to large impairment losses and other charges; and
(ii)	lower income taxes (down by euro 2,513 million) mainly due to a reduction of taxable profit in the Exploration & Production segment.

2013 compared to 2012. Net profit attributable to Eni’s shareholders from continuing operations in 2013 was euro 5,160 million, an increase of euro 960 million from 2012, or 22.9%. This increase was financially driven by:
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

These increases were partly offset by:
(i)	a lower operating performance (down by euro 6,320 million, or 41.6% from 2012) which was mainly reported by the Exploration & Production segment reflecting lower production sold impacted by geopolitical issues, as well as by the Engineering & Construction segment due to a worsening trading environment, as well as customer relationship and management issues that began to emerge late in 2012 and fully materialized in the first half of 2013 resulting in a significant revision of margin estimates at certain large contracts for the construction of onshore industrial complexes. Also the Refining & Marketing and Chemical segments reported larger operating losses due to a demand downturn, competitive pressure driven by overcapacity and oversupplies and unprofitable unit margins. The Gas & Power segment reported slightly better results in spite of a continuing deterioration in the trading environment which can be explained by lower impairment losses; and
(ii)	the lower operating performance was also affected by the recognition of inventory holding losses in particular in the Gas & Power, Refining & Marketing and Chemical segments (down euro 733 million from a year ago). Further information on inventory holding gains and losses is provided on page 93.

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

The table below sets forth net profit from discontinued operations for the periods indicated.

Year ended December 31,

2012	2013	2014

(euro million)
Net profit - discontinued operations	3,732
attributable to:
- Eni	3,590
- non-controlling interest	142

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

Year-on-year comparability of results from continuing operations in 2013 was affected by the fact that in 2012 Snam margins on intragroup transactions relating to the supply of gas transport and other services have been eliminated upon consolidation, while in 2013 those transactions were accounted as third-party transactions, thus affecting the Group operating costs and profits. This trend did not occurred in 2014.

Analysis of the line items of the profit and loss account of continuing operations

a) Total revenues

Eni’s revenues from continuing operations were euro 110,948 million, euro 116,084 million and euro 128,657 million for the year ended December 31, 2014, 2013 and 2012, respectively. Total revenues consist of net sales from operations and other income and revenues. Eni’s net sales from operations from continuing operations amounted to euro 109,847 million, euro 114,697 million and euro 127,109 million for the year ended December 31, 2014, 2013 and 2012, respectively, and its other income and revenues totaled euro 1,101 million, euro 1,387 million and euro 1,548 million, respectively, in these periods.

Net sales from operations from continuing operations

The table below sets forth, for the periods indicated, the net sales from operations from continuing operations generated by each of Eni’s business segments including intragroup sales, together with consolidated net sales from operations.

Year ended December 31,

2012	2013	2014

(euro million)
Exploration & Production	35,874	31,264	28,488
Gas & Power	36,198	32,212	28,250
Refining & Marketing	62,531	57,238	56,153
Chemicals	6,418	5,859	5,284
Engineering & Construction	12,799	11,598	12,873
Other activities	119	80	78
Corporate and financial companies	1,369	1,453	1,378
Impact of unrealized intragroup profit elimination (1)	(75)	18	54
Consolidation adjustment (2)	(28,124)	(25,025)	(22,711)
NET SALES FROM OPERATIONS	127,109	114,697	109,847

(1)	This item mainly concerned intragroup sales of goods, services and capital assets recorded at period end in the assets of the purchasing business segment.
(2)	Intragroup sales are included in net sales from operations in order to give a more meaningful indication as to the volume of the activities to which sales from operations by segment may be related. The largest intragroup sales are recorded by the Exploration & Production segment. See note 43 to the Consolidated Financial Statements for a breakdown of intragroup sales by segment for the reported years.

2014 compared to 2013. Eni’s net sales from operations (revenues) from continuing operations for 2014 (euro 109,847 million) decreased by euro 4,850 million from 2013 (or down 4.2%) primarily reflecting lower realizations on oil, products and natural gas in dollar terms, decreased sales volumes in the Gas & Power, Refining & Marketing and Chemical segments, partly offset by an increase recorded in the Engineering & Construction segment. Exchange rates movements did not impact reported revenues as the average euro vs. U.S. dollar exchange rate was unchanged year on year.

Revenues generated by the Exploration & Production segment (euro 28,488 million) decreased by euro 2,776 million (or down 8.9%) due to lower oil and gas realizations in dollar terms (down by 8.9% on average).

Revenues generated by the Gas & Power segment (euro 28,250 million) decreased by euro 3,962 million (or down 12.3%) due to a continued deterioration in selling prices reflecting weak gas demand and increasing competitive pressure. Finally, the segment recorded lower sales volumes which were down by 4.3%.

Revenues generated by the Refining & Marketing segment (euro 56,153 million) decreased by euro 1,085 million (or down 1.9%) mainly reflecting lower average sales prices and lower volumes of refined products (down 480 mmtonnes, or 5%, from 2013) due to lower demand and lower product availability due to refinery downtime as the Venice refinery underwent a plant reconfiguration and the Gela unit was shut down.

Revenues generated by the Chemical segment (euro 5,284 million) decreased by euro 575 million (down 9.8%) from 2013 mainly due to lower commodity prices (down 3%), as well as a decline in volumes sold (down by 8.5%) against the backdrop of continuing weak commodity demand, also reflecting plant restructuring.

Revenues generated by the Engineering & Construction segment (euro 12,873 million) increased by euro 1,275 million, or 11%, as a result of an increase in operating activity in the Offshore Engineering & Construction.

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

b) Operating expenses

The table below sets forth the components of Eni’s operating expenses for the periods indicated.

.

Year ended December 31,

2012	2013	2014

(euro million)
Purchases, services and other	95,034	90,003	86,340
Payroll and related costs	4,640	5,301	5,337
Operating expenses	99,674	95,304	91,677

2014 compared to 2013. Operating expenses from continuing operations for the year (euro 91,677 million) decreased by euro 3,627 million from 2013, down 3.8%, primarily reflecting lower supply costs of raw materials (gas, refinery and chemical feedstock) due to underlying trends in the energy scenario and gas contract renegotiations. The latter included one-off effects relating to the purchase costs of gas volumes supplied in previous reporting periods which impact was greater than that recorded in 2013.

Purchases, services and other costs included environmental and onerous contracts risk provisions, net of reversal of unused provisions, amounting to euro 171 million (for more information see "Item 18 – note 36 – Guarantees, commitments and risks – of the Notes on Consolidated Financial Statements"). These charges were lower than in 2013.

Payroll and related costs (euro 5,337 million) were almost unchanged from 2013, up by euro 36 million, or 0.7%, due to a higher average number of employees outside Italy particularly in the Engineering & Construction segment, offset by lower provision for redundancy incentives.

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

Purchases, services and other costs included environmental and onerous contracts risk provisions, net of reversal of unused provisions, amounting to euro 539 million, a large part of which related to the expected losses of an onerous contract in a re-gasification project (for more information see "Item 18 – note 36 – Guarantees, commitments and risks – of the Notes on Consolidated Financial Statements"). The reduction reflected also the circumstance that in 2012 a risk provision amounting to euro 945 million was incurred in connection with price revisions at long-term gas purchase contracts relating to gas volumes purchased in previous reporting periods, including the provision relating to the settlement of an arbitration proceeding with GasTerra.

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

c) Depreciation, depletion, amortization and impairments

The table below sets forth a breakdown of depreciation, depletion, amortization and impairments by business segment for the periods indicated.

Year ended December 31,

2012	2013	2014

(euro million)
Exploration & Production (1)	7,985	7,810	8,473
Gas & Power	480	413	334
Refining & Marketing	366	345	283
Chemicals	90	95	99
Engineering & Construction	683	721	737
Other activities	1	1	1
Corporate and financial companies	65	61	69
Impact of unrealized intragroup profit elimination (2)	(25)	(25)	(26)
Total depreciation, depletion and amortization	9,645	9,421	9,970
Impairments	3,972	2,400	1,529
	13,617	11,821	11,499

(1)	Exploration expenditures of euro 1,589 million, euro 1,736 million and euro 1,835 million are included in these amounts relative to the years 2014, 2013 and 2012, respectively.
(2)	This item concerned mainly intragroup sales of goods and capital, recorded at period end in the assets of the purchasing business segment.

2014 compared to 2013. In 2014, depreciation, depletion and amortization charges (euro 9,970 million) increased by euro 549 million from 2013, or 5.8%, mainly in the Exploration & Production segment (euro 663 million) reflecting the start-up of new fields mainly in the second half of 2013.

In 2014, impairments charges of euro 1,529 million related to: (i) oil&gas properties mainly driven by the impact of a lower price environment in the near to medium term (euro 692 million); (ii) rigs and construction vessels of Saipem reflecting expected reduced utilization rates driven by the outlook of low crude oil prices (euro 420 million); and (iii) the retail networks in the Czech Republic and Slovakia to align their book value to the expected sale price. Investments made for compliance and stay-in-business purposes which were completely written-off as they related to certain cash generating units that were impaired in previous reporting periods and confirmed to lack any prospect of profitability (euro 196 million). Other impairment losses were incurred in the Gas & Power (euro 25 million) and Chemical (euro 96 million) segments at certain marginal lines of business due to lack of profitability.

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

In 2013, impairments charges of euro 2,400 million mainly related to the Gas & Power and the Refining & Marketing segments. In the Gas & Power segment, goodwill and other intangible assets allocated to the gas marketing activity in Europe were impaired for euro 480 million which completely wrote down the carrying amounts of goodwill and other intangibles which were recognized upon the Eni Gas & Power NV (former Distrigas) acquisition in 2008. Power generation plants were impaired for euro 919 million and refineries for euro 633 million. Those impairments losses were driven by a reduced profitability outlook which was impacted by structural headwinds in the gas and petroleum products industries due to weak demand prospects, excess supplies and overcapacity and continued competitive pressure which have resulted in the projections of lower values-in-use than the carrying amounts of the impaired assets. Other impairment losses were incurred at a number of oil&gas properties in the Exploration & Production segment (euro 19 million, net of reversal of previous impairment losses) reflecting mainly downward reserve revisions, as well as marginal lines of business in the Chemical segment (euro 44 million) due to lack of profitability perspectives.

d) Operating profit by segment

The table below sets forth Eni’s operating profit from continuing operations by business segment for the periods indicated.

Year ended December 31,

2012	2013	2014

(euro million)
Exploration & Production	18,470	14,868	10,766
Gas & Power	(3,125)	(2,967)	186
Refining & Marketing	(1,264)	(1,492)	(2,229)
Chemicals	(681)	(725)	(704)
Engineering & Construction	1,453	(98)	18
Other activities	(300)	(337)	(272)
Corporate and financial companies	(341)	(399)	(246)
Impact of unrealized intragroup profit elimination	996	38	398
Operating profit	15,208	8,888	7,917

The table below sets forth operating profit from continuing operations for each of Eni’s business segments as a percentage of each segment’s net sales from operations from continuing operations (including intragroup sales) for the periods presented.

Year ended December 31,

2012	2013	2014

(%)
Exploration & Production	51.5	47.6	37.8
Gas & Power	(8.6)	(9.2)	0.7
Refining & Marketing	(2.0)	(2.6)	(4.0)
Chemicals	(10.6)	(12.4)	(13.3)
Engineering & Construction	11.4	(0.8)	0.1
Other activities	(252.1)	(421.3)	(348.7)
Corporate and financial companies	(24.9)	(27.5)	(17.9)
Group	12.0	7.7	7.2

Exploration & Production. Operating profit in 2014 amounted to euro 10,766 million, down by euro 4,102 million from 2013, or 27.6%. The decline was principally due to reduced oil and gas realizations in dollar terms (down 8.9% on average), higher depreciation charges taken in connection with the start-up of new fields mainly in the second half of 2013, as well as increased impairment charges (up by euro 673 million) and lower gains in divestments (down by euro 207 million).

In 2014, the Company’s liquids and gas realizations decreased on average by 8.9% in dollar terms, driven by a decline in international oil prices for market benchmarks (Brent crude price decreased by 8.9%). Eni’s average oil realizations decreased on average by 10.8%. Eni’s average gas realizations decreased by 5.4%.

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

The operating profit of Exploration & Production segment included the following gains and charges:

Year ended December 31,

2012	2013	2014

Exploration & Production	(euro million)
Impairment losses	(550)	(19)	(692)
Risk provisions	(7)	(7)	5
Net gains on disposal of assets	542	283	76
Provision for redundancy incentives	(6)	(52)	(24)
Fair value gains/losses on commodity derivatives	(1)	2	28
Fair value gains/losses on currency derivatives and translation effects to management measure of business performance	9	2	(6)
Equipment write down			(121)
Other	(54)	16	(51)
	(67)	225	(785)

In reviewing the performance of the Company’s business segments, management generally excludes the gains and losses listed above in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods. Excluding the above mentioned charges, the operating profit would reduce by approximately 21.1% from 2013 (from euro 14,643 million in 2013 to euro 11,551 million in 2014).

Gas & Power. In 2014, the Gas & Power segment reported an operating profit of euro 186 million, with an improvement of euro 3,153 million from 2013 when this segment reported an operating loss of euro 2,967 million.

The 2014 results were driven by better competitiveness due to the renegotiation of a substantial portion of the long-term gas supply portfolio, including one-off effects related to the purchase costs of volumes supplied in previous reporting periods which were larger than in 2013. The result also reflected a positive contribution of international LNG sales. These positives were partially offset by a continued decline in sale prices of gas and electricity, driven by weak demand and continuing competitive pressure, exacerbated by oversupply and market liquidity, as well as a different tariff regime for supplying gas to the regulated residential market in Italy. Finally, the year-on-year comparison was affected by the circumstance that 2013 results were impacted by extraordinary charges amounting to euro 2,329 million mainly driven by euro 1,685 million of impairment losses (euro 25 million in 2014).

In 2013, the Gas & Power segment reported an operating loss of euro 2,967 million, which reflected impairment losses of euro 1,685 million and unprofitable gas selling margins for the remaining amount, particularly in the Italian market. The Gas & Power operating loss improved by euro 158 million from 2012, when this segment reported an operating loss of euro 3,125 million. The 2012 loss was restated by a positive euro 94 million amount due to the adoption in 2013 of the new accounting standard IFRS 11 whereby Eni recognizes, on a line-by-line basis in the Consolidated Financial Statements, its share of the assets, liabilities and expenses of joint operations incurred jointly with the other partners, along with the Group’s income from the sale of its share of the output and any liabilities and expenses that the Group has incurred in relation to the joint operation. See "Item 18 – note 2 – Principles of consolidation – of the Notes on Consolidated Financial Statements". Prior year data have not been restated.

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

The loss recorded by the Marketing business in 2013 was driven by a demand downturn and escalating competitive pressures fuelled by oversupplies in the marketplace, the effects of which were exacerbated by minimum obligations provided by long-term supply contracts, which impacted our operations both in Italy and outside Italy. Based on these trends, Eni’s gas business in Italy was impacted by plummeting prices realized on short-term selling contracts to large Italian clients because those prices were benchmarked to Italian spot prices which swiftly aligned to continental hubs determining negative margins in comparison with oil-linked supply costs. The decline in spot prices was transferred to long-term selling contracts to certain Italian buyers, whereby Eni had those buyers agreed to revise the contractual price of the suppliers to align to spot prices. Furthermore, Eni’s results were impacted by sharply lower margins in the production and sale of gas-fired electricity due to oversupply and increasing competition from more competitive sources such as coal-fired electricity and renewables. The reduced profitability outlook in this business due to changed underlying fundamentals also resulted in the write down of power plants (euro 919 million); in addition goodwill and other intangibles which were recognized as part of certain business combinations in the gas marketing business were impaired due to a reduced profitability outlook. These negative trends were partly offset by the positive effects of price revisions at certain long-term gas suppliers, some of which were retroactive to the previous reporting period.

The table below sets forth the breakdown of operating profit (loss) by businesses in the Gas & Power segment:

Year ended December 31,

2012	2013	2014

(euro million)
Marketing	(3,457)	(3,155)	27
International transport	332	188	159
Operating profit of the Gas & Power segment	(3,125)	(2,967)	186

The operating profit of the Gas & Power segment included the following gains and charges for the years presented:

Year ended December 31,

2012	2013	2014

Gas & Power	(euro million)
Profit (loss) on stock	(163)	(191)	119
Environmental charges	2	1
Impairment losses	(2,443)	(1,685)	(25)
Net gains on disposal of assets	3	(1)
Risk provisions	(831)	(292)	42
Provision for redundancy incentives	(5)	(10)	(11)
Fair value gains/losses on commodity derivatives		(314)	43
Fair value gains/losses on currency derivatives and translation effects of trade receivables and payables	52	186	(228)
Other	(138)	(23)	(64)
	(3,523)	(2,329)	(124)

In reviewing the performance of the Company’s business segments, management generally excludes the gains and losses listed above in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods. Particularly, we enter into commodity and currency derivatives to reduce our exposure to the commodity risk due to different indexation between the purchase cost and the selling price of gas and power or to lock a commercial margin once a sale contract has been signed or it is highly probable, as well as the underlying exchange rate risk due to the fact that our selling prices are indexed to the euro and our supply costs are denominated in dollars. These derivatives normally hedge net Group exposure to commodities and exchange rates and as such they are not accounted as hedges in accordance to IFRS. Therefore in evaluating the business performance management believes that is appropriate to identify the fair value of commodity derivatives because they relate to transactions that will close in subsequent reporting periods. Furthermore, albeit the Group classifies within net financial expense those gains and losses on currency derivatives, as well as on the alignment of trade receivable and payables denominated in dollar into the accounts of euro subsidiaries at the closing rate, we believe that is appropriate to consider those gains and losses on currency derivatives and alignment differences of our trade payables and receivables as part of the underlying business performance. Excluding the above mentioned charges and the inventory evaluation profit of euro 119 million, the operating profit would increase by approximately euro 948 million from 2013 (from an operating loss of euro 638 million in 2013 to an operating profit of euro 310 million in 2014).

We note significant amounts of impairment losses which were recorded both in 2013 and 2012 with euro 1,685 million and euro 2,443 million, respectively. Those impairment losses were recorded at the Company’s cash generating unit European market impacting goodwill and other intangibles which were recognized upon prior-year business combinations and power generation plants. The drivers of those losses were a reduced profitability outlook in the business due to continuing demand weakness, strong competitive pressures and ongoing oversupplies which are expected to hurt the Company’s prices and selling margins for the foreseeable future. Risk provisions presented in the table above mainly related to the expected future losses related to an onerous contract for a LNG re-gasification project due to the fact that the Company and its partner discontinued the project, while in 2012 they related to price revisions on the renegotiation of certain long-term supply contracts with respect to which a contractual time span for price revisions expired in previous periods and within limits of volumes purchased in prior reporting periods, also due to the settlement of arbitration proceedings.

Refining & Marketing. In 2014, the Refining & Marketing segment reported an operating loss of euro 2,229 million, down by euro 737 million, or 49.4%, from 2013 when a loss of euro 1,492 million was incurred. The 2014 loss was impacted by an inventory write down of euro 1,576 million (pre-tax) compared to a loss of euro 221 million in 2013.

The result of this segment reflected structural weaknesses in the European refining industry which was negatively impacted by falling demand for fuels, overcapacity and increasing competition from streams of cheaper refined products coming from Russia, Asia and the United States. These negatives were partly offset by a recovery in refining margins compared with the particularly depressed scenario of 2013, reflecting a fall in oil prices. Eni’s refining margin (Standard Eni Refining Margin - SERM) that gauges the profitability of Eni’s refineries considering Eni’s refinery setup and yields was up by 32.1% from 2013.

In addition, 2014 results were supported by efficiency initiatives, particularly those aimed at reducing refining capacity through plant reconversion (i.e. the start-up of the green refinery project in Venice), cost efficiencies particularly through energy and operating costs and optimizing refinery utilization rates by reducing the throughput of less competitive plants. Marketing results were sustained by the decline in oil prices, despite rising competitive pressure and lower consumption in the retail market. The 2014 operating loss in the Refining & Marketing segment was also affected by impairment losses (down by euro 284 million) which were recorded mainly at the retail networks in the Czech Republic and Slovakia to align their book value to the expected sale price, and investments made for compliance and stay-in-business purposes which were completely written-off as they related to certain cash generating units that were impaired in previous reporting periods.

Inventory holding gains or losses represent the difference between the cost of sales of the volumes sold during the period calculated using the cost of supplies incurred during the same period and the cost of sales calculated using the weighted average cost method. Under the weighted average cost method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant impact on reported income thereby affecting comparability. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a weighted average cost method basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a quarterly or monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

In 2013, the Refining & Marketing segment reported an operating loss of euro 1,492 million, down by euro 228 million, or 18%, from 2012 when a loss of euro 1,264 million was incurred. The 2012 loss was restated by a positive euro 32 million amount due to the adoption in 2013 of the new accounting standard IFRS 11 whereby Eni recognizes, on a line-by-line basis in the Consolidated Financial Statements, its share of the assets, liabilities and expenses of joint operations incurred jointly with the other partners, along with the Group’s income from the sale of its share of the output and any liabilities and expenses that the Group has incurred in relation to the joint operation. See "Item 18 – note 2 – Principles of consolidation – of the Notes on Consolidated Financial Statements". Prior year data have not been restated.

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

The operating profit of the Refining & Marketing segment included the following gains and charges:

Year ended December 31,

2012	2013	2014

Refining & Marketing	(euro million)
Profit (loss) on stock	29	(221)	(1,576)
Environmental charges	(40)	(93)	(111)
Impairment losses	(846)	(633)	(284)
Net gains on disposal of assets	(5)	9	2
Risk provisions	(49)
Provision for redundancy incentives	(19)	(91)	6
Fair value gains/losses on commodity derivatives		(5)	(42)
Fair value gains/losses on currency derivatives and translation effects to management measure of business performance	8	2	9
Other	(53)	(3)	(25)
	(975)	(1,035)	(2,021)

In reviewing the performance of the Company’s business segments, management generally excludes the gains and losses listed above in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods. We note that losses listed above include material impairment losses of refining plants due to the management’s business outlook that points to continuing weak fundamentals and unprofitable margins resulting in the projection of lower future cash flows. Furthermore, we regard the inventory holding gain or loss as lacking correlation to the underlying business performance which we track by matching revenues with current costs of supplies. Excluding the above mentioned charges and the inventory evaluation loss, the operating loss would reduce by approximately 55% from 2013 (from an operating loss of euro 457 million in 2013 to an operating loss of euro 208 million in 2014).

Chemicals. In 2014, the Chemical segment reported a slightly lower operating loss, with an improvement of euro 21 million, or 2.9%, compared to 2013 (from a loss of euro 725 million in 2013 to a loss of euro 704 million in 2014). This positive performance was driven by a recovery in margins, mainly in intermediates and polyethylene, against the backdrop of continued weakness in commodity demand and increasing competition from non-EU producers. Results reflected efficiency initiatives and restructuring programs, mainly relating to the start-up of the Porto Torres green chemical project and the shutdown of certain unprofitable production units. Furthermore, the segment reported a lower inventory holding loss (stock loss) from 2013, down to euro 170 million from euro 213 million.

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

The operating profit of the Chemical segment included the following gains and charges:

Year ended December 31,

2012	2013	2014

Chemicals	(euro million)
Profit (loss) on stock	(63)	(213)	(170)
Environmental charges		(61)	(27)
Impairment losses	(112)	(44)	(96)
Risk provisions	(18)	(4)
Net gains on disposal of assets	(1)		(45)
Provision for redundancy incentives	(14)	(23)
Fair value gains/losses on commodity derivatives	(1)	1	(4)
Fair value gains/losses on currency derivatives and translation effects to management measure of business performance	11	5	(4)
Other			(12)
	(198)	(339)	(358)

In reviewing the performance of the Company’s business segments, management generally excludes the gains and losses listed above in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods. Excluding the above mentioned charges and the inventory evaluation loss which amounted to euro 170 million in 2014, the operating loss would reduce by approximately 10% from 2013 (from an operating loss of euro 386 million in 2013 to an operating loss of euro 346 million in 2014).

Engineering & Construction. In 2014, the Engineering & Construction segment recorded operating profit of euro 18 million compared to an operating loss of euro 98 million in 2013 (up euro 116 million). This result reflected a difficult competitive environment and lower profitability of certain contracts acquired in previous years. The 2014 result also comprised impairment losses at rigs and construction vessels reflecting expected reduced utilization rates driven by the outlook of low crude prices for a total amount of euro 420 million. The 2013 loss was affected by revision of margin estimates at certain large contracts for the construction of onshore industrial complexes.

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

The operating profit of Engineering & Construction segment included the following gains and charges:

Year ended December 31,

2012	2013	2014

Engineering & Construction	(euro million)
Impairment losses	(25)		(420)
Risk provisions			(25)
Net gains on disposal of assets	(3)	(107)	(2)
Provision for redundancy incentives	(7)	(2)	(5)
Fair value gains/losses on commodity derivatives	3	1	(9)
Other		109
	(32)	1	(461)

In reviewing the performance of the Company’s business segments, management generally excludes the gains and losses listed above in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods. Excluding the above mentioned charges the operating profit would increase by euro 578 million from 2013 (from an operating loss of euro 99 million in 2013 to an operating profit of euro 479 million in 2014).

Other activities. This reporting segment includes the results of operations of Eni’s subsidiary Syndial which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited, divested or liquidated in past years.

This subsidiary reported operating losses of euro 272 million for 2014, euro 337 million for 2013 and euro 300 million for 2012. The magnitude of losses was mainly influenced by costs incurred for clean-up and remediation activities which accrue yearly and the recognition of risk provisions mainly related to environmental issues and litigation whose breakdown is provided below. See "Item 4 – Environmental regulation" for further details.

Year ended December 31,

2012	2013	2014

(euro million)
Environmental charges	(25)	(52)	(41)
Impairment losses	(2)	(19)	(14)
Net gains on disposal of assets	12	3	(3)
Risk provisions	(35)	(31)	(7)
Provision for redundancy incentives	(2)	(20)	3
Other	(26)	(8)	(32)
	(78)	(127)	(94)

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

The aggregate Corporate and financial companies reported an operating loss of euro 246 million in 2014 representing a decrease of euro 153 million, compared to the loss recorded in 2013 (euro 399 million), mainly reflecting the recognition of other risk provisions which were partly offset by the implementation of cost efficiency measures.

The aggregate Corporate and financial companies reported an operating loss of euro 399 million for 2013, representing an increase of euro 58 million, compared to the loss recorded in 2012 (euro 341 million), mainly reflecting the recognition of other risk provisions.

e) Net finance expense

The table below sets forth a breakdown of Eni’s net financial expense for the periods indicated:

Year ended December 31,

2012	2013	2014

(euro million)
Gain (loss) on derivative financial instruments	(252)	(92)	162
Exchange differences, net	131	37	(250)
Net income from financial activities held for trading		4	24
Interest income	28	43	26
Finance expense on short and long-term debt	(986)	(923)	(922)
Finance expense due to the passage of time	(308)	(240)	(293)
Other finance income and expense, net	(134)	(8)	25
	(1,521)	(1,179)	(1,228)
Finance expense capitalized	150	170	163
	(1,371)	(1,009)	(1,065)

2014 compared to 2013. In 2014, net finance expense were euro 1,065 million, up by euro 56 million compared to 2013 reflecting negative change in exchange rate differences amounting to euro 287 million, partly offset by gains on the fair value evaluation on certain derivative instruments (euro 162 million gains in 2014, compared to euro 92 million loss in 2013) which did not meet the formal criteria to be designated as hedges under IFRS mainly related to the exchange rate derivatives (up euro 139 million) and the positive effect of the reduction in the liability relating to the fair-valued options (euro 109 million) that are embedded in the convertible bonds relating to Snam’s and Galp’s shares, due to the closer maturity and because options were out-of-money at the balance sheet date.

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

f) Net income from investments

2014 compared to 2013. Net income from investments in 2014 was a net gain of euro 490 million and mainly related to: (i) gains on disposal of investments (euro 163 million) which related to a gain recorded on the sale of an 8% interest in Galp (euro 96 million), as well as gains on the divestment of Eni’s interest in the EnBW Eni joint venture in Germany and of Eni’s stake in the South Stream project; (ii) Eni’s share of profit of entities accounted for under the equity-accounting method (euro 121 million), mainly in the Exploration & Production and Gas & Power segments; and (iii) dividends received from entities accounted for at cost (euro 385 million), relating to Nigeria LNG Ltd (euro 247 million). These gains are further explained in “Item 18 – note 19 – Investments – of the Notes on Consolidated Financial Statements”.

Those gains were partly offset by a fair value loss recorded at interests in Galp and Snam which are underlying the convertible bonds as of December 31, 2014 (for a total loss of euro 221 million compared to profit of euro 158 million in 2013). These interests are valued at fair value through profit in accordance to the fair value option provided by IFRS 39 in order to match the corresponding fair value evaluation of the options embedded in the convertible bonds. The net impact on profit was a negative change year on year of euro 280 million loss due to the opposite change in the negative fair value of options embedded in the convertible bonds.

2013 compared to 2012. Net income from investments in 2013 was a net gain of euro 6,085 million and mainly related to: (i) gains on disposal of assets, in particular the gain recorded on the sale of a 28.57% interest in Eni East Africa, which is the operator of Area 4 in Mozambique, to China National Petroleum Corp (euro 3,359 million), and the fair-value revaluation of Eni’s interest in Artic Russia (euro 1,682 million) due to the fact that joint control was lost over the investee following the satisfaction, before year end, of all conditions precedent to the Sale and Purchase Agreement signed with Gazprom in November 2013. The consideration for the disposal was received in January 2014; (ii) Eni’s share of profit of entities accounted for under the equity-accounting method (euro 222 million), mainly in the Exploration & Production and Gas & Power segments; and (iii) dividends received from entities accounted for at cost

(euro 400 million), relating to Nigeria LNG Ltd (euro 224 million), Snam SpA (euro 72 million) and Galp Energia SGPS SA (euro 43 million). These gains are further explained in “Item 18 – note 19 – Investments – of the Notes on Consolidated Financial Statements”.

g) Taxes

2014 compared to 2013. In 2014, income taxes amounted to euro 6,492 million, down by euro 2,513 million compared to 2013, or 27.9%, mainly reflecting lower income taxes currently payable by subsidiaries in the Exploration & Production segment operating outside Italy due to a declining taxable profit. In addition, there was an extraordinary tax gain of euro 824 million due to the settlement of a tax dispute with the Italian Fiscal Authorities regarding how to determine a tax surcharge of 4% due by the parent company Eni SpA as provided by Law No. 7/2009 (the so-called Libyan tax), since 2009. Particularly, Italian Tax Authorities agreed on excluding EU dividends perceived by the parent company Eni SpA from the determination of the taxable profit for the purpose of this surcharge tax, with retroactive effects. This proceeding is described in "Item 18 – note 36 – Tax disputes – of the Notes on Consolidated Financial Statements".

These declines were partly offset by the write-off of certain deferred tax assets (euro 500 million) due to projections of lower future taxable profit at Italian subsidiaries. Furthermore, euro 476 million of deferred tax assets were cancelled which related to a windfall tax levied on Italian energy companies (the so-called Robin Tax) provided by Article 81 of the Legislative Decree No. 112/2008 which at that time established an increase of 6.5 percentage points of the statutory tax rate on corporate profits for energy companies. Those deferred tax assets were assessed to be no more recoverable as, on February 11, 2015, the Italian Constitutional Court stated the illegitimacy of this tax, thus resulting in the redetermination of the deferred tax assets with a statutory tax rate of 27.5% instead of 34%. For the first time, a sentence states the illegitimacy of a tax rule prospectively, denying any reimbursement right. The effect was considered to be an adjusting event of 2014 results, on the basis of the best review of the matter currently available, considering the recent pronouncement of the sentence.

The Group’s consolidated tax rate increased to 88.4% in 2014 compared to 64.5% in 2013, up 23.9 percentage points. The increase in the Group tax rate was due essentially to the significant divestment and revaluation gains on investments recognized in 2013 which were not subject to taxes. The reported tax rate of 88.4% was higher than the Group statutory tax rate of 33.4%, which corresponds to the Italian tax rate for corporation profit, due to the fact the Group profit before taxation was mainly earned by the Group foreign subsidiaries in the Exploration & Production segment which are taxed at rates that are much higher than the Italian statutory tax rate.

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

The Group’s consolidated tax rate decreased to 64.5% in 2013 compared to 70.2% in 2012, down 5.7 percentage points. This was mainly due to the recognition of gains which were non-taxable items for tax purposes or subject to a rate lower than the Group statutory tax rate. These gains were mainly recorded on the sale of a 28.57% interest in Eni East Africa SpA and the fair-value revaluation of Eni’s interest in Artic Russia. The reported tax rate of 64.5% was higher than the Group statutory tax rate of 43%, which corresponds to the Italian tax rate for corporation profit, due to the fact the Group profit before taxation was mainly earned by the Group foreign subsidiaries in the Exploration & Production segment which are taxed at rates that are much higher than the Italian statutory tax rate.

h) Non-controlling interest

2014 compared to 2013. Net loss pertaining to non-controlling interest was euro 441 million and concerned primarily Saipem SpA (euro 345 million).

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

Year ended December 31,

2012	2013	2014

(euro million)
Net profit - continuing operations	4,947	4,959	850
Adjustments to reconcile net profit to net cash provided by operating activities:
- amortization and depreciation charges, impairment losses and other non-monetary items	11,501	9,723	12,131
- net gains on disposal of assets	(875)	(3,770)	(95)
- dividends, interest, taxes and other changes	11,962	9,174	6,655
Changes in working capital related to operations	(3,281)	456	2,668
Dividends received, taxes paid, interest (paid) received during the period	(11,702)	(9,516)	(7,099)
Net cash provided by operating activities - continuing operations	12,552	11,026	15,110
Net cash provided by operating activities - discontinued operations	15
Net cash provided by operating activities	12,567	11,026	15,110
Capital expenditures - continuing operations	(12,805)	(12,800)	(12,240)
Capital expenditures - discontinued operations	(756)
Capital expenditures	(13,561)	(12,800)	(12,240)
Investments and purchases of consolidated subsidiaries and businesses	(569)	(317)	(408)
Disposals	6,025	6,360	3,684
Other cash flow related to investing activities (*)	(272)	(4,224)	21
Changes in short and long-term finance debt	5,814	1,715	(628)
Dividends paid and changes in non-controlling interests and reserves	(3,743)	(4,225)	(4,434)
Effect of changes in consolidation and exchange differences	(16)	(40)	78
Change in cash and cash equivalent for the year	6,245	(2,505)	1,183
Cash and cash equivalent at the beginning of the year	1,691	7,936	5,431
Cash and cash equivalent at year end	7,936	5,431	6,614

(*)	Net cash used in investing activities included investments in certain financial assets (mainly short-term deposits) to absorb temporary surpluses of cash or as part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. In addition, from 2013 the Company has been maintaining a cash reserve comprised of very liquid investments (mainly sovereign and corporate securities) by investing part of the proceeds from the disposal plan which was executed in 2012 and 2013 and the proceeds from the reimbursement of certain financing receivables towards the former subsidiary Snam which was divested at the end of 2012. These investments are held-for-trading financial assets and are also netted against net borrowings. For more information on their composition see “Item 18 – note 9 – of the Notes on Consolidated Financial Statements”. For the definition of net borrowings, see “Financial Condition” below. Cash flows of such investments were as follows:

(euro million)	2012	2013	2014

Financing investments:
- securities		(5,029)	(19)
- financing receivables	(1,172)	(105)	(519)
	(1,172)	(5,134)	(538)
Disposal of financing investments:
- securities	6	28	32
- financing receivables	1,087	1,125	92
	1,093	1,153	124
Net cash flows from financing activities	(79)	(3,981)	(414)

The table below sets forth the principal components of Eni’s change in net borrowings (1) for the periods indicated.

Year ended December 31,

2012	2013	2014

(euro million)
Net cash provided by operating activities	12,567	11,026	15,110
Capital expenditures	(13,561)	(12,800)	(12,240)
Acquisitions of investments and businesses	(569)	(317)	(408)
Disposals	6,025	6,360	3,684
Other cash flow related to capital expenditures, investments and divestments	(193)	(243)	435
Net borrowings (1) of acquired companies	(2)	(21)	(19)
Net borrowings (1) of divested companies	12,446	(23)
Exchange differences on net borrowings and other changes	(345)	349	(850)
Dividends paid and changes in non-controlling interest and reserves	(3,743)	(4,225)	(4,434)
Change in net borrowings (1)	12,625	106	1,278
Net borrowings (1) at the beginning of the year	27,694	15,069	14,963
Net borrowings (1) at year end	15,069	14,963	13,685

(1)	Net borrowings is a non-GAAP financial measure. For a discussion of the usefulness of net borrowings and its reconciliation with the most directly comparable GAAP financial measures see "Financial Condition" below.

Analysis of certain components of Eni’s change in net borrowings

In 2014, adjustments to reconcile net profit from continuing operations to net cash provided by operating activities from continuing operations mainly related to non-monetary charges and gains, which primarily regarded depreciation, depletion, amortization and impairment charges of tangible and intangible assets (euro 11,499 million). Adjustments to net profit also included gains on disposals (euro 95 million) relating mainly to the divestment of Eni’s stake in Galp and the South Stream project, income taxes (euro 6,492 million) and interest expense (euro 719 million) net of the dividends and interest income accrued in the year as opposed to amounts actually paid.

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

a) Changes in working capital related to operations

In 2014, changes in working capital generated cash flows amounting to a positive euro 2,668 million as a result of: (i) decreasing inventories (a positive euro 1,524 million) as a result of the alignment of the book value of crude oil and products to market prices (this item being an adjustment of the inventory loss recorded in net profit and as such is not a cash item); (ii) net cash generated by a positive balance between trade receivables collected and trade payables paid (a net inflow of euro 1,091 million). This was driven by a reduced exposure in the Exploration & Production segment towards certain state-owned oil companies and other local agencies mainly in Egypt where the Company cashed in significant amounts of overdue trade payables thanks to finalization of industrial and commercial agreements with the counterparties. Also the Engineering & Construction segment recorded a reduction in trade receivables; and (iii) a positive inflow related to other current assets and liabilities (up by euro 240 million) which mainly reflected a net positive inflow in the Gas & Power segment due to the collection of pre-paid volumes of gas under take-or-pay contracts and the collection of receivables from supplied long-term customers.

In 2013, changes in working capital generated cash flows amounting to a positive euro 456 million as a result of: (i) decreasing gas and petroleum products inventories (a positive euro 350 million) as a result of destocking oil and products inventories, the effect of which were partly offset by higher contract work in progress in the Engineering & Construction segment albeit of a lower magnitude than in 2012; and (ii) a positive balance of other current assets and liabilities (up by euro 723 million) which mainly reflected a net positive inflow in the Gas & Power segment due to the collection of pre-paid volumes of gas under take-or-pay contracts and the collection of receivables from supplied long-term customers which were partly offset by payments made to long term, gas suppliers for the lower volumes of gas collected in 2012 with respect to minimum take obligations. Also the Engineering & Construction segment benefited from cash inflows from contract advances; the effects of which were partly offset by net cash absorbed by the balance between trade receivables and payables (down by euro 676 million) due to a deteriorated credit environment, particularly in the Gas & Power segment, which caused a slowdown in the collection of trading receivables; and increased exposure to joint venture partners in the Exploration & Production segment in the execution of capital projects and due to under-lifting with respect to the Company’s own share of production.

b) Investing activities

Year ended December 31,

2012	2013	2014

(euro million)
Exploration & Production	10,307	10,475	10,524
Gas & Power	213	229	172
Refining & Marketing	898	672	537
Chemicals	172	314	282
Engineering & Construction	1,011	902	694
Other activities	14	21	30
Corporate and financial companies	152	190	83
Impact of unrealized intragroup profit elimination	38	(3)	(82)
Capital expenditures - continuing operations	12,805	12,800	12,240
Capital expenditures - discontinued operations	756
Capital expenditures	13,561	12,800	12,240
Acquisition of investments and businesses	569	317	408
	14,130	13,117	12,648
Disposals	(6,025)	(6,360)	(3,684)

Capital expenditures totaled euro 12,240 million and euro 12,800 million, respectively in 2014 and in 2013.

For a discussion of capital expenditures by business segment and a description of year-on-year changes see below "Capital expenditures by segment".

Acquisition of investments and businesses totaled euro 408 million in 2014 and euro 317 million in 2013. In 2014, they comprised the purchase of a small company which markets gas in Italy, the farm-in of an oil property in the United Kingdom and capital expenditures made through joint ventures and associates.

In 2014, disposals amounted to euro 3,684 million and mainly related to: (i) the divestment of Eni’s share in Artic Russia (euro 2,160 million); and (ii) the divestment of an 8% interest in Galp Energia (euro 824 million). Eni’s stake in the South Stream project, as well as other non-strategic assets in the Gas & Power segment.

In 2013, disposals amounted to euro 6,360 million and mainly related to: (i) the divestment of a 28.57% interest in Eni East Africa, currently retaining an interest of 70% in the Area 4 mineral property in Mozambique to China National Petroleum Corp (euro 3,386 million); (ii) the divestment of the 11.69% interest in the share capital of Snam (euro 1,459 million); (iii) the sale of a 8.19% interest in the share capital of Galp (euro 830 million); and (iv) other non-strategic assets in the Exploration & Production segment.

c) Dividends paid and changes in non-controlling interests and reserves

In 2014, dividends paid and changes in non-controlling interests and reserves (euro 4,434 million) mainly related to: (i) cash dividends to Eni shareholders (euro 4,006 million, of which euro 2,020 million relating to 2014 interim dividend and euro 1,986 million to the balance dividend for fiscal year 2013); (ii) the distribution of dividends to non-controlling interests by other consolidated subsidiaries (euro 49 million); and (iii) share repurchases (euro 380 million).

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

Financial condition

Management assesses the Group capital structure and capital condition by tracking net borrowings, which is a non GAAP financial measure. Eni calculates net borrowings as total finance debt (short-term and long-term debt) derived from its Consolidated Financial Statements prepared in accordance with IFRS less: cash, cash equivalents and certain highly liquid investments not related to operations including, among others, non-operating financing receivables and securities not related to operations. From 2013, the Company has been maintaining a cash reserve comprised of very liquid investments (mainly sovereign and corporate securities which management has selected based on their creditworthiness) by investing part of the proceeds from the disposal plan carried out in 2012 and 2013 and the proceeds from the reimbursement of certain financing receivables towards the former subsidiary Snam which was divested at the end of 2012. Those securities amounted to euro 5,037 million as of end of 2014 and were accounted as mark-to-market financial instruments. For further information see “Item 18 – note 9 – Financial assets held for trading – of the Notes on Consolidated Financial Statements”. Non-operating financing receivables consist mainly of deposits with banks and other financing institutions and deposits in escrow.

Management believes that net borrowings is a useful measure of Eni’s financial condition as it provides insight about the soundness of Eni’s capital structure and the ways in which Eni’s operating assets are financed. In addition, management utilizes the ratio of net borrowings to total shareholders’ equity including non-controlling interest (leverage) to assess Eni’s capital structure, to analyze whether the ratio between finance debt and shareholders’ equity is well balanced compared to industry standards and to track management’s short-term and medium-term targets. Management continuously monitors trends in net borrowings and trends in leverage in order to optimize the use of internally-generated funds versus funds from third parties. The measure calculated in accordance with IFRS that is most directly comparable to net borrowings is total debt (short-term and long-term debt). The most directly comparable measure, derived from IFRS reported amounts, to leverage is the ratio of total debt to shareholders’ equity (including non-controlling interest). Eni’s presentation and calculation of net borrowings and leverage may not be comparable to that of other companies.

The tables below set forth the calculations of net borrowings and leverage for the periods indicated and their reconciliation to the most directly comparable GAAP measure.

As of December 31,

2012	2013	2014

Short-term	Long-term	Total	Short-term	Long-term	Total	Short-term	Long-term	Total

(euro million)
Total debt (short-term and long-term debt)	5,047	19,145	24,192	4,685	20,875	25,560	6,575	19,316	25,891
Cash and cash equivalents	(7,936)		(7,936)	(5,431)		(5,431)	(6,614)		(6,614)
Securities held for trading and other securities held for non-operating purposes	(36)		(36)	(5,037)		(5,037)	(5,037)		(5,037)
Non-operating financing receivables	(1,151)		(1,151)	(129)		(129)	(555)		(555)
Net borrowings	(4,076)	19,145	15,069	(5,912)	20,875	14,963	(5,631)	19,316	13,685

As of December 31,

2012	2013	2014

Shareholders’ equity including non-controlling interest as per Eni’s Consolidated Financial Statements prepared in accordance with IFRS	(euro million)	62,417	61,049	62,209
Ratio of total debt to total shareholders’ equity including non-controlling interest		0.39	0.42	0.42
Less: ratio of cash, cash equivalents and certain liquid investments not related to operations to total shareholders’ equity including non-controlling interest		(0.15)	(0.17)	(0.20)
Ratio of net borrowing to total shareholders’ equity including non-controlling interest (leverage)		0.24	0.25	0.22

In 2014, net borrowings amounted to euro 13,685 million, representing a euro 1,278 million decrease from 2013 as a result of net cash provided by operating activities of continuing operations (euro 15,110 million) and proceeds from disposals of euro 3,684 million which funded cash outflows relating to capital expenditures totaling euro 12,240 million and investments (euro 408 million) and dividend payments and other changes amounting to euro 4,434 million, and currency translation differences which amounted to a positive euro 137 million.

The Group leverage was 0.22 at December 31, 2014 reporting a decrease from 0.25 as of the end of 2013.

Total equity increased by euro 1,160 million from December 31, 2013. This was due to comprehensive income for the year (euro 5,598 million) as a result of net profit (euro 850 million), positive foreign currency translation differences (euro 5,008 million) in translating to euro amounts the net equity of subsidiaries whose functional currency is the U.S. dollar due to the euro depreciation in exchange rates recorded at year end (down by 12.3% due to the exchange rate recorded on December 31, 2014 at 1.210 euro compared to 1 euro = 1.378 US$ at December 31, 2013). This addition to equity was almost completely offset by dividend payments to Eni’s shareholders and other changes for euro 4,438 million.

Total debt of euro 25,891 million consisted of euro 6,575 million of short-term debt (including the portion of long-term debt due within twelve months equal to euro 3,859 million) and euro 19,316 million of long-term debt.

Total debt included ordinary bonds for euro 17,924 million (including accrued interest and discount on issuance). Bonds maturing in the next 18 months amounted to euro 3,816 million (including accrued interest and discount). Bonds issued in 2014 amounted to euro 1,025 million (including accrued interest and discount). Total debt was denominated in the following currencies: euro (89%), U.S. dollar (8%), pound sterling (2%) and 1% in other currencies.

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

Capital expenditures by segment

Exploration & Production. In 2014, capital expenditures of the Exploration & Production segment amounted to euro 10,524 million, representing a slight increase of euro 49 million, or 0.5%, from 2013 mainly due to the development of oil and gas reserves (euro 9,021 million). Significant expenditures were directed mainly outside Italy, in particular Norway, Angola, Congo, the United States, Nigeria, Egypt, Indonesia and Kazakhstan. Development expenditures in Italy concerned the well drilling program and facility upgrading in Val d’Agri, as well as sidetrack and infilling activities in mature fields. About 98% of exploration expenditures that amounted to euro 1,398 million were directed outside Italy, in particular in Libya, Mozambique, the United States, Nigeria, Angola, Indonesia, Cyprus, Norway and Gabon.

In 2013, capital expenditures of the Exploration & Production segment amounted to euro 10,475 million, representing an increase of euro 168 million, or 1.6%, from 2012 mainly due to the development of oil and gas reserves (euro 8,580 million). Significant expenditures were directed mainly outside Italy, in particular Norway, the United States, Angola, Congo, Nigeria, Kazakhstan, Egypt and the United Kingdom. Development expenditures in Italy concerned the well drilling program and facility upgrading in Val d’Agri, as well as sidetrack and infilling activities in mature fields. About 98% of exploration expenditures that amounted to euro 1,850 million were directed outside Italy, in particular in Mozambique, Norway, Congo, Togo, Nigeria, the United States and Angola, as well as the acquisition of new licenses in the Republic of Cyprus and in Vietnam.

Gas & Power. In 2014, capital expenditures in the Gas & Power segment totaled euro 172 million and mainly related to initiatives to improve flexibility of the combined-cycle power plants (euro 98 million) and to develop the gas marketing activity (euro 66 million).

In 2013, capital expenditures in the Gas & Power segment totaled euro 229 million and mainly related to initiatives to improve flexibility of the combined-cycle power plants (euro 119 million) and to develop the gas marketing activity (euro 87 million).

Refining & Marketing. In 2014, capital expenditures in the Refining & Marketing segment amounted to euro 537 million and regarded mainly: (i) refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries (euro 362 million), in particular at the Sannazzaro refinery; and (ii) upgrading of the refined product retail network (euro 175 million).

In 2013, capital expenditures in the Refining & Marketing segment amounted to euro 672 million and regarded mainly: (i) refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries (euro 497 million), in particular at the Sannazzaro refinery; and (ii) upgrading and rebranding of the refined product retail network (euro 175 million).

Chemicals. In 2014, capital expenditures in the Chemical segment amounted to euro 282 million and regarded mainly: (i) improvement of plants’ efficiency (euro 161 million) and other upgradings (euro 28 million); (ii) environmental protection, safety and environmental regulation (euro 30 million); and (iii) maintenance and savings (euro 26 million).

In 2013, capital expenditures in the Chemical segment amounted to euro 314 million and regarded mainly: (i) improvement of plants’ efficiency (euro 170 million) and other upgradings (euro 66 million); (ii) environmental protection, safety and environmental regulation (euro 52 million); and (iii) maintenance and savings (euro 14 million).

Engineering & Construction. In 2014, capital expenditures in the Engineering & Construction segment (euro 694 million) mainly regarded: (i) the Engineering & Construction Offshore business unit, the continuation of the construction activity for a realization of a new base in Brazil, as well as maintenance and upgrading of already existing assets; (ii) in the Engineering & Construction Onshore business unit, the acquisition of equipment and maintenance of existing assets facilities; (iii) in the Offshore Drilling business unit, maintenance of drilling rig Perro Negro 7 and semi-submersible platform Scarabeo 7, as well as maintenance and upgrading of exiting assets; and (iv) in the Onshore Drilling business unit, the preparation work for two new rigs in Saudi Arabia and upgrading of the asset base.

In 2013, capital expenditures in the Engineering & Construction segment (euro 902 million) mainly regarded: (i) completion of the preparation work for a new pipelayer, in continuation of the construction activity of a new base in Brazil, as well as maintenance and upgrading of existing assets in the Offshore Engineering & Construction business; (ii) acquisition of equipment and facilities for the base in Canada, as well as maintenance of the asset base in the Onshore Engineering & Construction business; (iii) upgrading of the works on the semi-submersible rig Scarabeo 5 and Scarabeo 7, as well as jack-up Perro Negro 3, in the Offshore Drilling business unit; and (iv) purchase of materials and equipment and planned upkeep of the current asset base in the Onshore Drilling business.

Recent developments

The table below sets forth certain indicators of the trading environment for the periods indicated:

Three months ended March 31,

2014	2015

Average price of Brent dated crude oil in U.S. dollars (1)	108.21	53.94
Average price of Brent dated crude oil in euro (2)	78.96	47.90
Average EUR/USD exchange rate (3)	1.371	1.126
Average European Refining Margin (4)	1.17	7.56
EURIBOR - three month euro rate % (3)	0.3	0.1

(1)	Price per barrel. Source: Platt’s Oilgram.
(2)	Price per barrel. Source: Eni’s calculations based on Platt’s Oilgram data for Brent prices and the EUR/USD exchange rate reported by the European Central Bank (ECB).
(3)	Source: ECB.
(4)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni’s refining system in consideration of material balances and refineries’ product yields.

Significant transactions

The Company’s Annual General Shareholders Meeting scheduled on May 13, 2015, is due to approve the full year dividend proposal of euro 1.12 per share. Eni expects to pay the balance of the dividend for fiscal year 2014 amounting to euro 0.56 per share in May 2015. The total cash out is estimated at euro 2 billion.

Management’s expectations of operations

The Company is forecasting a moderate strengthening in global economic growth in 2015, driven by the United States. However, certain risks may affect: uncertainty remains around the strength of the Euro-zone recovery, the extent of the slowdown of the Chinese economy and of other emerging economies, as well as financial stability. Oil prices are forecast to be significantly lower than last years, due to an oversupplied global market. In the Exploration & Production segment, management’s main operating targets include efficiency initiatives, investment optimization, as well as a strong focus on project execution and time-to-market, in order to cope with the negative impact of a lower oil price scenario. Looking at the other Company’s business segments, mainly exposed to the European economic outlook, Eni’s management anticipates challenging market conditions reflecting structural headwinds due to weak commodity demand, oversupply/overcapacity and competitive pressure from more efficient producers. The fall in oil prices may only lessen the negative impact of such trends. The preservation of profitability in these sectors will leverage on the continued renegotiation of gas supply contracts, restructuring/reconversion of the production capacity tied to the oil cycle, cost efficiencies and margin optimization.

Exploration & Production

In the next few years, our priority in our Exploration & Production segment will be to preserve and grow cash generation in a low oil price environment. To achieve this objective we plan to leverage on production growth, strict capital and cost discipline, focused exploration activity, as well as the monetization of our excess stakes in recent material discoveries, in line with our "dual exploration model", and the sale of non strategic assets.We expect the outlook for the production of liquids and natural gas to be favorable in 2015 with growth that will be driven by new field start-ups, mainly in Norway and Venezuela, and the continuing ramp-up of fields started in 2014 mainly in Angola, Congo, and the United States. This forecast includes assumptions relating to production levels in Libya and Nigeria which are exposed to risks of disruptions and political instability. Overall, we plan to grow production at an average rate of 3.5% across the plan period 2015-2018, driven by the start-ups of new fields and production ramp up that will add more than 650 KBOE/d in 2018. This new production has a good level of visibility since it is mostly related to projects that have been sanctioned and are operated. The main start ups include Goliat in the Barents Sea and Perla in Venezuela in 2015, the re-start of the Kashagan field late in 2016, the oil and gas project of Offshore Cape Three Points in Ghana and the Jangkrik project in Indonesia in 2017. Our production plans are based on our Brent price scenario of 63 $/BBL on average in 2015-2016 and on a gradual recovery in the following years up to 90 $/BBL in 2018 which is confirmed in the long term (on constant monetary term compared to 2018, i.e. from 2019 onwards crude oil prices will grow in line with a projected inflationary rate). See “Item 4 – Exploration & Production”.

Oil price assumptions are particularly significant when it comes to assessing the Company’s future production performance considering the entitlement mechanism under Eni’s PSAs and similar contractual schemes. The Company estimates that production entitlements in its current portfolio of PSAs will increase on average by approximately 1,000 BBL/d for each $1 decrease in oil prices compared to current Eni’s assumptions for oil prices. We note that in case oil prices differ significantly from our own forecasts, the result of the above mentioned sensitivity of production to oil price changes may be significantly different.

Management will focus on delivering the planned projects on time. Some of our projects are complex due to scale and reach of operations, environmentally-sensitive or remote locations, harsh external conditions, industry limits and other considerations including the risk factors described in Item 3. These constraints and factors might cause delays and cost overruns. Furthermore, we have experienced delays and cost overruns at certain projects which were caused by poor execution by our EPC contractors. We plan to mitigate those risks in the future by continuing deployment of our capabilities and by means of: (i) in-sourcing critical engineering and project management activities; (ii) increasing direct control and governance on construction activities; (iii) deploying our employees and competences to manage hook-up and commissioning; and (iv) entering into framework agreements with major suppliers, using standardized specifications to speed up pre-award process for critical equipment and plants and increasing focus on supply chain programming to optimize order flows.

Management also plans to increase the share of operated production in the Company’s portfolio. We expect to operate 84% of the planned new field start-ups in the plan period. Project operatorship enables the Company to better schedule and control project execution, expenditures and timely achievement of project milestones and to mitigate the operational risk associated with drilling activities at high pressure-high temperature wells and at deep waters well by deploying our technologies and competences. Eni estimates that risky wells will represent approximately 24% of the planned wells to be drilled in 2015.

In order to mitigate the expected negative impact of lower oil prices in the short to medium term, the Company is planning to implement a number of initiatives of rationalization and optimization in order to reduce expenditures. The main target is to reduce the capital budget compared to the previous four-year plan by 13% at constant exchange rate, while at the same time achieving an equivalent rate of production growth. In order to reduce spending we will leverage on the renegotiation of contractual terms with contractors to align costs of field services and capital goods to the changed market conditions. In addition, we will take a modular and phased approach to project development by postponing certain development phases and slowing down projects that still need to be sanctioned and by focusing on those developments with shorter time to market. This will enable the Company to reduce financial exposure and to accelerate production start-ups. Finally, we will be more selective in exploration initiatives by prioritizing projects near fields and in proven areas and in appraisal activities in order to ensure fast reserve replacement. In 2015, Eni plans a decrease of 13% of capital expenditures in Exploration & Production from 2014 at constant exchange rate, due to a reduction in exploration expenditures, project re-phasing and contract renegotiations. In addition, Eni intend to reduce unitary operating costs by 7% by means of efficiency initiatives including contract revisions, rescheduling of non-mandatory activities and an expected reduction in energy costs and logistics.

Finally, the Company plans to seek cost efficiencies due to greater deployment of proprietary technologies designed to maximize the rate of hydrocarbon recovery from reservoirs and reduce drilling costs, as well as continuing operational improvement.

Gas & Power

We expect a weak outlook for natural gas sales and prices due to structural headwinds in the industry as we forecast demand stagnation, oversupplies and strong competition across all of our main markets in Europe, including Italy. Management does not expect any improvements in this scenario in the next four-year plan. Management expects gas sales to be flat or decreasing over the next four years and gas prices to continue falling.

We believe that going forward reduced sales opportunities and continued pricing competition will be caused by weaker-than-anticipated demand growth which is expected to be dragged down by macroeconomic uncertainties and by the current downturn in the thermoelectric sector which will be penalized by the competition from coal which is cheaper than gas in firing power plants and the development of renewable sources of energy (photovoltaic, solar to name the most important). The absolute level of gas consumption in Europe contracted by approximately 12% in the time span from 2008 to 2013 and in 2014 gas consumption fell dramatically by a further 12%. According to our projections gas consumption will return back to 2013 levels somewhere in 2020. Against this backdrop, European markets remains well supplied thanks to the fast development of liquid hubs where operators can trade spot gas. In 2013, approximately 62% of gas volumes supplied were traded at continental hubs. These trends will drive continuing competition and pricing pressure, which are expected to be exacerbated by the constraints of the long-term supply contracts with take-or-pay clauses whereby wholesaler operators are forced to compete aggressively on pricing in order to limit the financial exposure dictated by the contracts in case of volumes off-taken below the minimum take.

In Italy we expect that gas prices in the wholesale market will remain under pressure due to a number of negative factors including competitive pressure and the current level of minimum take volumes of Italian operators which are well above the absolute dimension of the Italian market. In the retail market, the regulated tariffs to residential and commercial users are currently indexed to spot prices of gas quoted at continental hubs. See also the risk factors described in “Item 3 – Risks in the Company Gas & Power business – Risks associated with sector-specific regulations in Italy”. Finally, our margins in the production of electricity at our gas-fired plants have significantly deteriorated due to the increasing pressure of cheaper electricity from coal and renewables and we expect a slow recovery in electricity margins along the plan period.

Against this scenario the Company priority in its Gas & Power business is to preserve the economic and financial sustainability in the long term. In order to achieve this goal, our strategy in the Gas & Power sector will leverage on the renegotiations of our long-term gas supply contracts in order to align pricing and volume terms to current market conditions, the development of highly profitable segments and cost efficiencies and operational streamlining.

Our take-or-pay, long-term supply contracts include revisions clauses whereby each counterparties has right to renegotiate the economic terms and other conditions periodically, in relation to ongoing changes in the gas scenario. Right to renegotiate derives from the contractual principle which states a fair sharing of the economic benefits of the contracts between the counterparties. In 2014, we substantially completed a round of renegotiations and achieved an indexation to hub benchmarks for around 70% of our supply portfolio. This new indexation mechanism replaced the oil linked formula adopted in previous periods, thus mitigating the risk of mismatch between our procurement costs and the hub prices to which selling prices are benchmarked. We expect to complete the alignment of the remainder of our supply portfolio to market conditions by 2016. Subsequently we will seek to align our procurement costs to prices prevailing in the wholesale market which includes sales to large industrial and power companies and resellers.

Once we have completed contract renegotiations in accordance with our plans, we will be able to fully compete on the marketplace and to support our long-term profitability and cash generation.

However, management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will ultimately be achieved and the timing of recognition in profit. Furthermore in case Eni and the gas suppliers fail to agree on revised contractual terms, an arbitration procedure could be started to solve the commercial dispute. This potentially adds to the level of uncertainty surrounding the outcome of those renegotiations. Considering also ongoing price renegotiations with Eni long-term customers, future results of the Gas Marketing activities are subject to increasing volatility and unpredictability.

In addition to contract renegotiation, the Company intends to grow its presence in market segments where margins can be sustained in the long run. As part of this plan, we intend to strengthen our role as a global player in LNG trading where we plan to achieve steady profitability in line with our past performance. In the long run, we will leverage integration with our upstream operations by marketing equity gas, particularly with the start of the gas projects in Mozambique. We will seek to preserve margins on sales to large accounts by leveraging on the Company’s multiple presence across various markets and expertise in delivering innovative and tailor-made offering structures to best suit customers’ needs by providing complex pricing formulas and flexibility in volumes collection (see “Item 4 – Gas & Power”). The second leg of the Company’s marketing effort will address retail customers across Europe with a view to enhancing the existing customer base. The drivers to achieve this will be a strategy of customer retention centered on brand identity, the administrative advantages of the dual offer of gas and electricity and a competitive cost to serve; a wide range of sale channels and continuing innovation in processes, promotion and customer care and post-sale assistance. We believe that offering a wide range of valuable services with the selling of the commodity will underpin the profitability of our retail operations considering that the regulatory modifications to the indexation of the raw material cost have substantially flatten the margin on the commodity. Management will also seek to improve profitability by means of cost efficiencies particularly by streamlining business support activities and reducing marketing and general and administrative costs. Finally, the Company intends to capture margins improvements by means of trading activities by entering derivative contracts both in the commodity and the financial trading venues in order to capture possible favorable trends in market prices, within the limits set by internal policies and guidelines that define the maximum tolerable level of market risk. As part of this strategy, the Company intends to improve results of operations by effectively managing the flexibilities associated with the Company’s assets (gas supply contracts, transportation rights, storage capacities). This can be achieved through strategies of asset-backed trading by entering into derivative contracts to leverage on commodity price volatility, the risks of which might be absorbed in part or entirely by the natural hedge granted by the asset availability. By this way, the Company also intends to rationalize its logistic cost structure by better exploiting available transport capacity. Asset-backed activities may lead to gains, as well as losses the amount of which could be significant. For further information on the market risk and how the Company manages it see “Item 11 – Quantitative and Qualitative Disclosures about Market Risk”.

Based on the above outlined trends and industrial actions, management expects that we will retain profitable, cash-positive operations in the Company’s gas marketing business over the plan period. Our profitability outlook factors in the expected benefits of ongoing renegotiations of the Company long-term supply contracts which the Company is seeking to finalize during the plan period, as well as other circumstances subject to risks and uncertainties described in Item 3. As part of the risks which management considered in its profitability outlook, there is also a regulatory risk relating to the Italian market as disclosed in "Item 3 – Risk factors" in the section "Risk in the Company’s Gas & Power business", under the heading "Risks associated with sector-specific regulations in Italy".

Management believes that a weak industry outlook adversely affected by sluggish demand growth and large gas availability on the marketplace, the possible evolution of sector-specific regulation and strong competitive pressures represent risk factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts. The Company exposure to take-or-pay obligations improved significantly in 2014 due to contract renegotiations and effective selling activities. Thanks to these levers, in 2014, the Company achieved a 50% reduction in its deferred costs recorded in the balance sheet (from euro 1.9 billion at the beginning of 2014 down to approximately euro 0.9 billion at year end) as the Company lifted the underlying volumes, the purchase cost of which the Company advanced to its gas supplies in previous years due to the incurrence of the take-or-pay clause. We plan to substantially finalize the recovery of the residual amounts of gas paid in advance by the plan period leveraging on contract renegotiations, which may reduce the annual minimum take and provide more flexible conditions for gas off-takes, and optimization of our sales programs.

These projections could be subject to the risks of further contraction in demand or the total addressable market and the risks related to the outcome of contract renegotiations. For more information see the specific risk paragraph in "Item 3 – Risk factors".

Refining & Marketing

Management expects that the trading environment will show limited improvement throughout the four-year period covered by the industrial plan. We expect a challenging business outlook due to structural headwinds in the industry which will continue to be negatively affected by anticipated weak demand trends, excess capacity and rising competitive pressure from cheaper product streams imported from Asia, Russia, the Middle East and the United States. We consider an ongoing recovery in refining margins driven by lower crude oil prices to be a temporary trend.

Against this scenario the Company priority in its Refining & Marketing business is to recover the economic and financial sustainability in a short timeframe, targeting to break even at both operating profit excluding charges which management is not planning for and cash generation before investment in 2015, then to stabilize profitability and cash generation in the long run. In order to achieve this goal, our strategy in the Refining & Marketing sector will leverage on reducing and rationalizing refining capacity in order to limit the Company’s exposure to volatile refining margins, and on efficiency initiatives.

We are planning for a 50% capacity cut (2012 base) which, once implemented, will bring our installed capacity in line with our targeted exposure to the refining business considering our view of industry trends and fundamentals. Till 2014, we have delivered a 30% capacity downsizing, including the shutdown of the Venice refinery, which underwent a restructuring process to be converted into a plant for the production of bio-fuels based on a proprietary technology, and of the Gela refinery, which will be converted into a unit for the manufacturing of bio-fuels like the Venice site and into a logistic hub. Finally we signed a preliminary agreement to divest our interest in a refining asset located in the Czech Republic and we expect to close the transaction by mid 2015. We believe that the restructuring initiatives implemented so far have reduced the refining break-even margin. Going forward, we plan to divest our interest in certain refining assets abroad and to downsize our less competitive Italian refineries. We intend to make selective capital expenditures expecting to invest approximately euro 1 billion to improve efficiency and optimize existing plant, to complete the bio refinery at the Venice site and to implement the Gela project. We have defined other initiatives designed to which will provide for: (i) optimize plant set-up and logistics operations by means of higher flexibility and process integration; and (ii) deliver cost efficiencies, particularly in refinery fixed expenses and energy savings.

In Marketing activities, where we expect continuing competitive pressure due to weak demand trends and oversupplies in our core domestic market, we are planning to achieve a gradual improvement in results of operations mainly by focusing on margin preservation and cost efficiencies. We will try to do this by means of effective marketing initiatives to retain customers, product and service innovation and a continuing focus on the quality of service, as well as the expansion of non-oil activities. Management plans to improve the efficiency of the Italian retail network by closing low-throughput outlets and other rationalizations. Retail operations abroad will be focused on those areas and markets where we expect attractive profitability due to an improving scenario for consumption, while we plan to divest our presence in marginal areas, mainly in East Europe.

With respect to short-term targets, refining throughputs on Eni’s account are expected to be slightly higher than those processed in 2014 in light of a moderately improved scenario compared to the previous year. The production of bio-fuels is foreseen to increase following an expected production ramp-up at the Venice refinery.

Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to remain stable compared to 2014. While we anticipate weak demand trends and strong competitive pressure, we plan to leverage on marketing initiatives, as well as customer retention efforts to drive sales and maintain the Company’s market share.

Chemicals

Eni’s chemical operations are exposed to volatile costs of oil-based feedstock and the cyclicality of demand due to the commoditized nature of Eni’s product portfolio and underlying weaknesses in the industry. Our commodity chemical businesses have been unprofitable in recent years and we expect only limited improvements in the scenario in the foreseeable future due to structural cost disadvantages with respect to Asian and Middle East players and also U.S. players, as well as a weak macroeconomic outlook which will hamper a sustainable recovery in demand. We believe that the current improvement in the cost of oil-based feedstock will provide only limited upside to the weak underlying fundamentals of the petrochemical sector in Europe. Against this backdrop, management’s strategy will consist of progressively reducing the exposure to loss-making commodity chemicals, by restructuring production capacity thanks to the closure, divestment or plant reconversion of our unprofitable production lines, and of refocusing on more profitable market segments. In 2014, we completed the reconversion of the Porto Torres obsolete cracking unit into a plant for the production of specialties based on green feedstock in partnership with Novamont and we also divested our loss-making unit at Sarroch, thus finalizing the restructuring of our operations in Sardinia. We also defined a plan which targets the long-term sustainability of the Porto Marghera cracking unit. This plan comprises the development of an innovative green chemical project and the definitive closure of the oil-based cracking plant. We believe that the restructuring initiatives implemented in 2014 will lower the business breakeven going forward. Our return to profitability will be underpinned by a progressive growth in the production of chemicals based on green technologies and in niche productions such as elastomers where we have the competitive advantage granted by proprietary technologies. This will be also driven by the start-up in the plan period of certain projects to jointly product and market elastomers with Asian partners in Malaysia and South Korea. Management plans to continue efficiency actions, cost savings and rationalization initiatives at loss-making plants.

Based on the planned industrial actions, management expects the Chemical business to break even in 2016 at both operating profit excluding charges which management is not planning for (i.e. impairment losses and other extraordinary items) and cash flow from operations.

Engineering & Construction

We expect a challenging trading environment in the oilfield services sector due to lower crude oil prices. In spite of this, we forecast that the execution of recently-acquired projects will support operating results.

Over the four-year plan Saipem intends to improve profitability by leveraging on a growth in those market segments where it owns competitive advantages, like ultra-deep projects, trunkline segment, harsh environments and complex onshore projects. Saipem will also leverage on the enhancement of the EPC(I)-oriented business model its world-class technology, engineering and delivering skills, its strong local presence and established relationships with other major oil companies and national oil companies. The profitability and cash generation over the plan period will be sustained by selective capital expenditures, efficiency actions, working capital optimization.

Capital expenditure plans

Over the next four years, the Company plans to invest euro 47.8 billion to support continued organic growth; approximately 90% of planned capital expenditures is expected to be directed to the Exploration & Production.

Some euro 36 billion will be devoted to development activities in our Exploration & Production segment to fuel production growth. Project start-ups and plateau enhancement at existing fields will be geographically diversified and executed mainly in Angola, Indonesia, Congo, Norway, Kazakhstan, Venezuela, Libya and Egypt and the start of development activities in Mozambique which will target production growth beyond the plan period.

Exploration capex will amount to approximately euro 5 billion, intended to pursue finding projects in well-established basins, proven areas and in near-field activities to ensure fast reserve replacement.

In the Refining & Marketing segment we plan to make selective capital expenditures, mainly targeting refinery efficiency and flexibility, as well as plant reliability and security. We plan to complete the conversion of the Venice plant into a "bio-refinery" to produce bio-fuels and to execute the Gela project for the reconversion of the local refinery into a bio-plant and the building of a logistic hub. Other capital projects will be directed to network upgrading.

In the Chemical business we plan to selectively expand capacity in the best-positioned lines of business (namely elastomers), while targeting plant efficiency, reliability and energy savings in other areas, including the restructuring and upgrading of the loss-making sites. We plan to finalize the project to convert the Porto Torres plant into a bio-chemical complex, to execute the project of restructuring the Porto Marghera plant by building new plants based on green and renewable feedstock, and to develop strategic initiatives in the field of elastomers in emerging markets.

Eni’s capital expenditure program is reflective of a lower oil price environment and will be more selective by focusing the more profitable projects in portfolio, projects with fast pay-back and by rephasing certain large oil and gas projects which are planned to be developed along a number of stages. These optimizations and other measures including contract renegotiations will drive a 17% reduction in capital expenditure, with respect to the previous plan at constant exchange rates (down by 11% excluding the impact of a changed assumption about the euro vs. the U.S. dollar exchange rate).

For the year 2015, we are planning euro 12 billion of capital expenditure, down by 14% at costant exchange rates (down by 7% excluding new exchange rate assumptions).

Management expects to pursue strict capital discipline when assessing individual capital projects. Management is assuming a long-term oil price of 90 $/BBL for the Brent benchmark, which is adjusted to take account of expected inflation rates from 2019 onwards. The internal rate of return of each project is compared to the relevant hurdle rate, differentiated by business segment and country of operation. These hurdle rates are calculated taking into account: (i) the weighted average cost of capital to the Group. In 2014, management assessed that the cost of capital to the Group decreased from the previous year mainly reflecting a reduction in the premium for the sovereign risk incorporated into the yields on Italian ten-year bonds, and, to a lower extent, a reduced market risk premium of the Eni share. The other financial parameters used for assessing the cost of capital: the cost of borrowings to Eni determined by expected trends in borrowing spreads and management’s estimates about the composition of the Company’s financial debt and ratio of net borrowings to equity, were substantially unchanged from the previous reporting period; (ii) an appreciation of the country risk which factors in the perceived level of risk associated with each country of operations in terms of current trends and conditions in the macroeconomic, business, regulatory and socio-political framework, as well as the consensus outlook; in 2014, our average premium for the country risk was substantially in line with 2013; and (iii) a premium for the business risk.

Liquidity and leverage

In the current weak oil price environment, management’s priority remains to preserve a solid balance sheet and to avoid deterioration in the Company’s financial structure, seeking to maintain its key ratio of net borrowings to equity – leverage – within the range of 0.1-0.3. At the end of 2014, leverage stood at 0.22 which represented a 0.03 points improvement from the previous reporting period. Management believes that this target range in leverage is consistent with the Company’s business profile, which features an increasing exposure to the Exploration & Production segment. See "Item 4 – Business developments".

For planning purposes, management assumes a declining scenario of Brent crude oil prices from approximately 100 $/BBL in 2014 to 63 $/BBL on average in the years 2015-2016, and expects a recovery in the years 2017-2018 up to the Company’s long-term Brent price of 90 $/BBL. Our recovery assumption is supported by the industry reaction to the current weak oil price. Based on the announcement and plans declared by other oil companies which point to spending reductions, we believe that an oil shortage could emerge sometime in the medium to long term, assuming a 5% per annum declining rate at existing fields, whereas oil demand could be stimulated by low oil prices and then could start growing again.

In the short to medium term, management plans to mitigate the effects of projected lower revenues in the Exploration & Production segment on the expected cash flows from operation by reducing capital expenditures, the level of which was reset at euro 12 billion per year, and by achieving efficiencies in the Exploration & Production operating costs and in corporate general and administrative costs. The planned reduction in capital expenditures, which will foresee a 17% reduction versus the previous plan at constant exchange rate assumptions, will leverage on:
•	a reduction in exploration expenditures which will be mainly focused on low-risk activities, particularly on replacing produced reserves in proven areas and nearby producing assets;
•	a reduction in development expenditures by rescheduling the activities at certain large projects without jeopardizing the achievement of the Company’s targets of production growth;
•	a reduction of capital expenditures in refining and chemicals due to the shutdown of certain plants which will require fewer investments than in the past and the disposal of certain assets under development like the divestment of our interest in the South Stream project which was defined at the end of 2014; and
•	renegotiations of contracts for oilfields services and other supplies in our Exploration & Production segment.

We expect that in the years 2015-2016 our cash flow from operations will be able on average to fund our projected capital expenditures. In the subsequent years, under our planning assumption of a recovery in crude oil prices and considering our industrial actions, we will able to increase our cash flow from operations by 40% thus generating a significant surplus over the projected level of capital expenditures. Furthermore, management expects to deliver approximately euro 8 billion of additional cash flows from asset disposals, the main part of which will comprise the divestment of excess stakes in our exploration assets. We believe that the market value of our discoveries has only been impacted by the current weak price environment and that many operators may be interested in acquiring stakes in certain of our assets thanks to their robustness in terms of size, location, cost structure and other industry parameters. These additional cash flows will put the Company in the position to retain degrees of flexibility in order to achieve certain Company’s corporate purposes including support to a high credit rating and payment of dividends to shareholders. In addition, we expect that our disposals will be completed in large part within 2015-2016. Overall, we believe that the Group leverage will remain within the 0.30 ceiling across the weakest years of our financial plans and then improve in line with the expected trends in the price scenario and our planned improvement in cash generation. This forecast factors in our pricing assumptions and considers the planned actions in terms of capital discipline, cost control, restructuring of our Gas & Power, Refining & Marketing and Chemical businesses which will turn cash positive in the plan period due to contract renegotiations, expansion in profitable market segments and reduced exposure to the commodity risk, as well as asset disposal.

Our cash flow projections are exposed to the risks of further deterioration in the oil price environment. Currently, based on our portfolio of oil&gas properties, we estimates that, holding all other factors constant, our net profit and cash flow changes by approximately euro 0.15 billion for each dollar variation in Brent prices on a yearly basis compared to our price forecasts. We note that the Brent price in the period January 1 to March 31, 2015 was 54 $/BBL on average. We retain additional levels of flexibility that we may use in case the current decline in oil prices may result sharper or more prolonged than our assumptions. Particularly, approximately half of the investment in the four-year plan have been allocated to projects yet to be sanctioned. In addition, we retain cash reserves and committed and uncommitted borrowing facilities.

For planning purposes, management assumed an average exchange rate of 1.185 U.S. dollars per euro in the 2015-2018 period. Given the sensitivity of Eni’s results of operations to movements in the euro versus the U.S. dollar exchange rate, trends in the currency market represent a factor of risk and uncertainty, as well as a potential positive driver of the Group results of operations, cash flow and balance sheet in case the current appreciation of the U.S. dollar versus the euro continues. We note that in the first quarter of 2015 the euro vs. the U.S. dollar exchange rate was 1.13. This trend will favorably impact the reported amounts of operating profit and operating cash flow in our Exploration & Production segment. However, the net impact of the U.S. dollar appreciation on the Group liquidity and net borrowings is uncertain as our capital expenditures are mainly denominated in U.S. dollars. See "Item 3 – Risk factors".

Dividend policy

Management plans to pay a dividend of euro 1.12 per share for fiscal year 2014 subject to approval from the General Shareholders’ Meeting scheduled in May 2015. Of this, euro 0.56 per share was paid in September 2014 as an interim dividend with the balance of euro 0.56 per share expected to be paid in late May 2015.

Considering the current weak oil price scenario, the Company decided to rebase the annual dividend at euro 0.8 per share in relation to 2015 fiscal year, while confirming in the following years a progressive distribution policy taking into account our expected underlying earnings growth.

The dividend is based on management’s planning assumptions of a declining Brent scenario down from 100 $/BBL in 2014 to 55 $/BBL in 2015 and of a recovery in the subsequent years up to the long-term price of 90 $/BBL.

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

Off-balance sheet arrangements

Eni has entered into certain off-balance sheet arrangements, including guarantees, commitments and risks, as described in "Item 18 – note 36 – Guarantees, commitments and risks – of the Notes on Consolidated Financial Statements". Eni’s principal contractual obligations, including commitments under take-or-pay or ship-or-pay contracts in the gas business, are described under "Contractual Obligations" below. See the Glossary for a definition of take-or-pay or ship-or-pay clauses.

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

Eni has provided various forms of guarantees on behalf of unconsolidated subsidiaries and affiliated companies, mainly relating to guarantees for loans, lines of credit and performance under contracts. In addition, Eni has provided guarantees on the behalf of consolidated companies, primarily relating to performance under contracts. These arrangements are described in "Item 18 – note 36 – Guarantees, commitments and risks – of the Notes on Consolidated Financial Statements".

Contractual obligations

Amounts in the table refer to expected payments, undiscounted, by period under existing contractual obligations commitments.

Maturity year

Total	2015	2016	2017	2018	2018	2020 and thereafter

(euro million)
Total debt	29,912	10,360	3,327	3,234	1,462	2,820	8,709
Long-term finance debt	22,942	3,533	3,226	3,217	1,462	2,795	8,709
Short-term finance debt	2,716	2,716
Fair value of derivative instruments	4,254	4,111	101	17		25
Interest on finance debt	4,775	792	702	609	478	413	1,781
Guarantees to banks	173	173
Non-cancelable operating lease obligations (1)	2,985	606	468	398	314	242	957
Decommissioning liabilities (2)	16,570	217	191	194	326	264	15,378
Environmental liabilities (3)	1,665	300	283	234	298	177	373
Purchase obligations (4)	223,926	19,317	16,346	15,622	15,201	14,645	142,795
Natural gas to be purchased in connection with take-or-pay contracts (5)	210,798	16,479	14,725	14,034	14,078	13,616	137,866
Natural gas to be transported in connection with ship-or-pay contracts (5)	9,562	1,771	1,212	1,184	934	843	3,618
Other take-or-pay and ship-or-pay obligations	965	123	118	106	98	97	423
Other purchase obligations (6)	2,601	944	291	298	91	89	888
Other obligations (7)	130	3	3	3	3	2	116
of which:
- Memorandum of intent relating to Val d’Agri	130	3	3	3	3	2	116
Total	280,136	31,768	21,320	20,294	18,082	18,563	170,109

(1)	Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3)	Environmental liabilities do not include the environmental charge amounting to euro 1,109 million for the proposal to the Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment cannot be reasonably estimated.
(4)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(5)	Such arrangements include non-cancelable, long-term contractual obligations to secure access to supply and transport of natural gas, which include take-or-pay clauses whereby the Company obligations consist of offtaking minimum quantities of product or service or paying the corresponding cash amount that entitles the Company to off-take the product in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors and on the basis of the long-term market scenarios used by Eni for planning purposes to minimum take and minimum ship quantities. See “Item 4 – Gas & Power – Natural gas purchases” and “Item 3 – Risk factors – Liberalization of the Italian natural gas market” for a discussion of nature and importance of Eni’s take-or-pay contracts and the related risks from the evolving regulatory environment that could negatively impact Eni’s results.
(6)	Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the United States of euro 1,317 million.
(7)	In addition to these amounts, Eni has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans; see “Item 18 – note 30 – of the Notes on Consolidated Financial Statements”.

The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment as of December 31, 2014. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. Such costs are included in the amounts shown.

Total	2015	2016	2017	2018	2019 and thereafter

(euro million)
Committed projects	32,126	10,376	8,188	5,039	3,103	5,420

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace as to be unable to meet short-term finance requirements and to settle obligations.

Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements. The Group has also established a cash reserve which consists of cash on hand and very liquid financial assets (short-term deposits and securities) the amount of which according to management plans can alternatively be used to absorb temporary swings in cash flows from operations, to provide financial flexibility to pursue the Group development programs or ensure the funding of the Group contractual obligations with respect to the repayment of financing debt at maturity over a 24-month horizon. For a description of how the Company manages the liquidity risk see “Item 18 – note 36 of the Notes on Consolidated Financial Statements”.

As of December 31, 2014, Eni maintained short-term unused borrowing facilities of euro 12,698 million, of which euro 41 million committed. Long-term committed borrowing facilities amounted to euro 6,598 million, of which euro 647 million were due within 12 months, which were completely undrawn at the balance sheet date. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 13.3 billion were drawn as of December 31, 2014.

Working capital

Management believes that, taking into account unutilized credit facilities, Eni’s credit rating and access to capital markets, Eni has sufficient working capital for its foreseeable requirements.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amount due. For a description of how the Company manages the credit risk see "Item 18 – note 36 of the Notes on Consolidated Financial Statements".

For information about credit losses in 2014 and the allowance for doubtful accounts see "Item 18 – note 11 of the Notes on Consolidated Financial Statements".

Market risk

In the normal course of its operations, Eni is exposed to market risks deriving from fluctuations in commodity prices and changes in the euro versus other currencies exchange rates, particularly the U.S. dollar, and in interest rates. For a description of how the Company manages the Market risk see "Item 18 – note 36 of the Notes on Consolidated Financial Statements".

Research and development

For a description of Eni’s research and development operations in 2014, see "Item 4 – Research and development".

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists the Company’s Board of Directors as at April 20156:

Name	Position	Year elected or appointed	Age

Emma Marcegaglia	Chairman	2014	49
Claudio Descalzi	CEO	2014	60
Andrea Gemma	Director	2014	41
Pietro A. Guindani	Director	2014	57
Karina A. Litvack	Director	2014	52
Alessandro Lorenzi	Director	2011	66
Diva Moriani	Director	2014	46
Fabrizio Pagani	Director	2014	48
Luigi Zingales	Director	2014	52

In accordance with Article 17.1 of Eni’s By-laws, the Board of Directors is made up of 3 to 9 members.

The current Board of Directors was elected by the ordinary Shareholders’ Meeting held on May 8, 2014, which also established the number of Directors at nine for a term of three financial years. The Board’s term will therefore expire with the Shareholders’ Meeting called to approve the financial statements for the year ending December 31, 2016.

The Board of Directors is appointed by means of a slate voting system: slates may be presented by the shareholders representing at least 0.5% of share capital. According to the Eni By-laws, three out of nine Directors are appointed from among the candidates of the non-controlling shareholders.

Emma Marcegaglia, Claudio Descalzi, Andrea Gemma, Diva Moriani, Fabrizio Pagani and Luigi Zingales were the candidates of the Ministry of the Economy and Finance. Pietro A. Guindani, Karina Litvack and Alessandro Lorenzi were the candidates of institutional investors (non-controlling shareholders). The Shareholders’ Meeting appointed Emma Marcegaglia as the Chairman of the Board of Directors and, on May 9, 2014, the Board appointed Claudio Descalzi as the Chief Executive Officer of the Company.

The provisions designed to ensure gender balance were applied for the first time in the afore mentioned elections. Three Directors out of nine, including the Chairman, were drawn from the less represented gender, thereby already reaching the ratio of one-third of the Directors, instead of the ratio of one-fifth as provided by the law for the first relevant election of the Board. The ratio of one-third of the Directors belonging to the less represented gender shall also apply to the next two subsequent terms of the Board of Directors.

The following provides details on the personal and professional profiles of the Directors.

Emma Marcegaglia has been Chairman of Eni since May 2014. She was born in Mantua in 1965. She graduated in Business Economics at the Bocconi University in Milan and attended a Master in Business Administration at New York University. She is President of Businesseurope and Luiss Guido Carli University, Deputy Chairman and CEO of Marcegaglia SpA, Member of the Board of Directors of Bracco SpA, Italcementi SpA and Gabetti Property Solutions SpA. She is Chairman of Fondazione Eni Enrico Mattei, appointed in November 2014. From May 2008 to May 2012, she was President of Confindustria. She was also a Member of the Management Board of Banco Popolare and Director of FinecoBank SpA. From May 2004 to May 2008, she was appointed as Deputy Vice President of Confindustria for infrastructures, energy, transport and environment, also acting as the Italian Representative for the High Level Group established by the European Commission for energy, competitiveness and environment. From 2000 to 2002, she was Vice President of Confindustria for Europe; from 1996 to 2000, President of the Young Italian Entrepreneurs Association of Confindustria; from 1997 to 2000, President of the European Confederation of the Young Entrepreneurs (YES) and from 1994 to 1996, she was National Vice President of the Young Italian Entrepreneurs Association of Confindustria.

Claudio Descalzi has been CEO of Eni since May 2014. He was born in Milan in 1955 and he graduated in physics in 1979 from the University of Milan. He is currently Vice President of Confindustria Energia and Director of Fondazione Teatro alla Scala. He joined Eni in 1981 as oil&gas field petroleum engineering and project manager, for the development of North Sea, Libya, Nigeria and Congo. In 1990, he was appointed Head of reservoir and operating

(6)	Until May 8, 2014, the members of the Board of Directors were: Giuseppe Recchi (Chairman), Paolo Scaroni (CEO), Carlo Cesare Gatto, Alessandro Lorenzi, Paolo Marchioni, Roberto Petri, Alessandro Profumo, Mario Resca and Francesco Taranto.

activities for Italy. In 1994, he was named Managing Director of Eni subsidiary in Congo and in 1998 Vice Chairman & Managing Director of Naoc, Eni subsidiary in Nigeria. From 2000 to 2001, he held the position of Executive Vice President for Africa, Middle East and China. From 2002 to 2005, he was Executive Vice President for Italy, Africa, Middle East covering also the role of Chairman of the board of several Eni subsidiaries in the area. In 2005, he was appointed Deputy Chief Operating Officer of Eni - Exploration & Production Division. From 2006 to 2014, he was President of Assomineraria. From 2008 to 2014, he was Chief Operating Officer of Eni - Exploration & Production Division. From 2010 to 2014, he held the position of Chairman of Eni UK. In 2012, Claudio Descalzi was the first European in the field of oil&gas to receive the prestigious "Charles F. Rand Memorial Gold Medal 2012" award by the Society of Petroleum Engineers and the American Institute of Mining Engineers.

Andrea Gemma has been Director of Eni since May 2014. He was born in Rome in 1973. He is Professor of Private Law at The Third University of Rome, Department of Law, Member of the Strategic Board of the American University of Rome. Cassationist Lawyer and Partner of the Law and Tax Firm Gemma & Partners. He is a Member of the Banking and Financial Ombudsman (ABF) at the Rome College appointed by Bank of Italy, Member of the Studies Centre of the Chamber of Arbitration of Rome, Arbitrator at the Chamber of Arbitration of Public Works. He is Chairman of Immobiliare Strasburgo Srl, Deputy Chairman of Serenissima SGR SpA and Chairman of the Watch Structure of Sorgent-e SpA. He is also Official Receiver of Valtur SpA, Liquidator of Novit Assicurazioni SpA, Sequoia Partecipazioni SpA, Suditalia Compagnia di Assicurazioni e Riassicurazione SpA and Alpi Assicurazioni SpA, Liquidator of Corit SpA and Sigrec SpA (Unicredit Group). He was Official Receiver of Dima Costruzioni SpA and Progress Assicurazioni SpA. In 2012, he was Member of the Ministerial Commission for the reform of the bankruptcy proceedings and extraordinary administration procedures. In 2010-2012, he was appointed by the Minister of Justice as implementer of the Prison Plan and, in 2008-2009, Expert of the working group of the Commission appointed by the Premiership and officiated by the Minister for the European policies for the implementing of the European legislation.

Pietro A. Guindani has been Director of Eni since May 2014. He was born in Milan in 1958. He graduated in Business at the Bocconi University in Milan. From 1982 to 1986, he was Relationship Banker of Citibank N.A. Subsequently, he became Director International Finance Department of Montedison SpA (Enimont SpA) until 1992. He was Group Finance, Budget and Reporting Manager of European Vinyls Corporation SA/NV (1992-1993). In 1993, he became International Finance Director of Olivetti SpA. From 1995 to 2004, he was Chief Financial Officer of Vodafone Italy and of Vodafone South Europe, Middle East & Africa Region. From 2004 to 2008, he was Chief Executive Officer of Vodafone Omnitel NV. Currently, he is Chairman of the Board of Directors of Vodafone Omnitel BV, Board Member of FINECOBank SpA, of Salini-Impregilo SpA and of the Italian Institute of Technology, President of the Bocconi University Alumni Association, Board Member of Civita Foundation, Assonime and Confindustria, Vice President for Universities, Innovation and Human Capital of Assolombarda. He was also Director of Pirelli & C SpA (2011-2014), Carraro SpA (2009-2012) and Sorin SpA (2009-2012).

Karina A. Litvack has been Director of Eni since May 2014. She was born in Montreal in 1962. She graduated in Political Economy at the University of Toronto. She is currently a Member of the Global Advisory Council of Cornerstone Capital Inc, a Member of the Advisory Board of Bridges Ventures Llc, a Member of the CEO Sustainability Advisory Panel of SAP AG, a Member of Business for Social Responsibility and of Yachad, and a Member of the Advisory Council of Transparency International UK. From 1986 to 1988, she was a member of the Corporate Finance team of PaineWebber Inc. From 1991 to 1993, she was a Project Manager of the New York City Economic Development Corp. In 1998, she joined F&C Asset Management plc where she held the position of Analyst Ethical Research, Director Ethical Research and Director Head of Governance and Sustainable Investments (2001-2012). She was also a Member of the Board of the Extractive Industries Transparency Initiative (2003-2009) and of the Primary Markets Group of the London Stock Exchange Primary Markets Group (2006-2012).

Alessandro Lorenzi has been a Director of Eni since May 2011. He was born in Turin in 1948. He is currently a founding partner of Tokos Srl, consulting firm for securities investment, Chairman of Società Metropolitana Acque Torino SpA, Director of Ersel SIM SpA and Millbo SpA. He began his career at SAIAG SpA, in the Administration and Control area. In 1975, he joined Fiat Iveco SpA where he held a series of positions: Controller of Fiat VI SpA, Head of Administration, Finance and Control, Head of Personnel of Orlandi SpA in Modena (1977-1980) and Project Manager (1981-1982). In 1983, he joined the GFT Group, where he was Head of Administration, Finance and Control of Cidat SpA, a GFT SpA subsidiary (1983-1984), Central Controller of the GFT Group (1984-1988), Head of Finance and Control of the GFT Group (1989-1994) and Managing Director of GFT SpA, with ordinary and extraordinary powers over all operating activities (1994-1995). In 1995, he was appointed Chief Executive Officer of SCI SpA, where he oversaw the restructuring process. In 1998, he was appointed Central Manager and subsequently, Director of Ersel SIM SpA until June 2000. In 2000, he became Central Manager of Planning and Control at the Ferrero Group and General Manager of Soremartec, the technical research and marketing company of the Ferrero Group. In May 2003, he was appointed CFO of Coin Group. In 2006, he became Central Corporate Manager at Lavazza SpA, becoming member of the Board of Directors from 2008 to June 2011.

Diva Moriani has been Director of Eni since May 2014. She was born in Arezzo in 1968. She graduated in Economics at the University of Florence. She is actually Executive Vice Chairman of Intek Group SpA, CEO of KME AG Vorstand, German holding company of KME Group, Member of the Supervisory Board of KME Germany GmbH and Director of Moncler SpA, Ergycapital SpA, Dynamo Academy, KME Srl, Dynamo Foundation and Associazione

Dynamo. From 2007 to 2012, she was CEO of I2Capital Partners, private equity fund sponsored by Intek SpA, with an investment strategy focused on Special Situation.

Fabrizio Pagani has been Director of Eni since May 2014. He was born in Pisa in 1967. He graduated in International Studies at the Scuola Superiore Sant’Anna, Pisa, and received a Master from the European University Institute, Florence. He has been visiting scholar at the Columbia University, New York. Currently, he is the Head of the Office of the Minister of Finance. He has been Senior Economic Counsellor of the Prime Minister and G20 Sherpa from 2013 to 2014; Director of the G8/G20 Office at the OECD from 2011 to 2013; Political Counsellor of the OECD General Secretary from 2009 to 2011; Director of SACE from 2007 to 2008; Head of the Office of the State Undersecretary, within the Prime Minister Office; Senior Advisor at the OECD from 2002 to 2006; Counsellor for International Affairs of the Minister of Industry and Foreign Trade from 1999 to 2001; Deputy Chief of the Legislative Office at the Department of European Affairs from 1998 to 1999; Professor of International Law at the School of Political Science at the University of Pisa from 1993 to 2001; Deputy Director of the International Training Programme for Conflict Management at the School S. Anna of Pisa, from 1995 to 1998; he has been NATO Fellow.

Luigi Zingales has been Director of Eni since May 2014. He was born in Padua in 1963. He graduated in Economics at the Bocconi University in Milan and earned a doctorate in Economics at the Massachusetts Institutes of Technology of Cambridge. He is actually “Robert C. McCormack Professor of Entrepreneurship and Finance” at the University of Chicago Booth School of Business. He is also Research Associate at the National Bureau of Economic Research, Research Fellow at the Center for Economic Policy Research, Fellow at the European Corporate Governance Institute, Member of the Committee on Capital Market Regulation, Member of the American Academy of Arts and Sciences and Past President of the American Finance Association. He was Taussig Research Professor at the Harvard University of Cambridge from 2005 to 2006 and from 2014 to 2015; Assistant, Associate and Full Professor of Finance “Robert C. McCormack Professor of Entrepreneurship and Finance” at the University of Chicago Booth School of Business from 1992 to 2005; Director of the American Finance Association from 2005 to 2008; Member of the United Nation Commission on Microfinance from 2006 to 2007; Director of Telecom Italia SpA from 2007 to 2014 and Lead Independent Director of Telecom Italia SpA from 2011 to 2014. He is also author of many publications in economic and financial matters.

Senior Management

The table below sets forth the composition of Eni’s Senior Management as at December 31, 2014. It includes the CEO, as General Manager of Eni SpA, as well as the Chief Officers and the Executives who report directly to the CEO and to the Board, and on its behalf, to the Chairman in compliance with the new organizational structure, approved by the Board of Directors on May 28, 2014 and in effect as from July 1, 2014.

Name	Management position	Year first appointed to current position	Total number of years of service at Eni	Age

Claudio Descalzi	General Manager of Eni	2014	34	60
Marco Alverà	Chief Midstream Officer (1)	2013	10	39
Luca Bertelli	Chief Exploration Officer	2014	30	56
Roberto Casula	Chief Development, Operations & Technology Officer	2014	26	52
Claudio Granata	Chief Services and Stakeholder Relations Officer	2014	31	54
Massimo Mantovani	Chief Legal & Regulatory Affairs (2)	2005	21	51
Massimo Mondazzi	Chief Financial and Risk Management Officer (3)	2012	23	51
Salvatore Sardo	Chief Downstream & Industrial Operations Officer (4)	2014	10	62
Antonio Vella	Chief Upstream Officer	2014	31	57
Marco Petracchini	Internal Audit Department (5) Senior Executive Vice President	2011	16	50
Roberto Ulissi	Board Secretary and Corporate Governance Counsel (6) Corporate Affairs and Governance Department Senior Executive Vice President	2006	9	52
Angelo Zaccari	Retail Market G&P Department Senior Executive Vice President	2014	6	61
Rita Marino (7)	Procurement Department Executive Vice President	2014	9	50
Camilla Alessandra Palladino (8)	Media Relations Senior Vice President	2014	8	36
Pasquale Salzano	Government Affairs Department Senior Vice President (9)	2014	3	41

(1)	Since February 19, 2015, he has been Chief Midstream Gas & Power Officer.
(2)	Prior to July 1, 2014, he was General Counsel Legal Affairs Senior Executive Vice President.
(3)	Prior to July 1, 2014, he was Chief Financial Officer.
(4)	Since February 19, 2015, he has been Chief Refining & Marketing and Chemicals Officer.
(5)	The Senior Executive Vice President of the Internal Audit Department reports hierarchically and functionally to the Board of Directors and, on its behalf, to the Chairman, without prejudice to its functional dependence on the Control and Risk Committee and on the Chief Executive Officer (in his capacity as Director in charge of the Internal Control and Risk Management System).
(6)	Since 2006, he has been the Board Secretary and since 2014, he has also served as Corporate Governance Counsel. The Board Secretary reports hierarchically and functionally to the Board of Directors and, on its behalf, to the Chairman.
(7)	Prior to July 1, 2014, she was Executive Vice President of the Procurement Department, but she did not report to the Chief Executive Officer.
(8)	Until February 19, 2015. Since February 19, 2015, Marco Bardazzi has been assigned the position of External Communication Department Executive Vice President and the Media Relations function was abolished.
(9)	Since February 19, 2015, he has been Eni’s Executive Vice President Government Affairs Department.

The Chief Exploration Officer, the Chief Development, Operations & Technology Officer, the Chief Upstream Officer, the Chief Midstream Officer7, the Chief Downstream & Industrial Operations Officer8, the Senior Executive Vice President Retail Market G&P Department, the Chief Financial and Risk Management Officer, the Chief Services & Stakeholder Relations Officer, the Chief Legal & Regulatory Affairs, the Senior Executive Vice President Internal Audit Department, the Senior Executive Vice President Corporate Affairs and Governance Department, as well as the Executive Vice President Procurement Department, the Senior Vice President Media Relations9, the Senior Vice President Government Affairs10 and the Chief Executive Officer of Versalis SpA are members of the Management Committee, which provides advice and support to the Chief Executive Officer. Other managers may be invited to attend

(7)	Since February 19, 2015, he has been Chief Midstream Gas & Power Officer.
(8)	Since February 19, 2015, he has been Chief Refining & Marketing and Chemicals Officer.
(9)	Since February 19, 2015, the membership has been assigned to External Communication Department Executive Vice President also in consideration of the fact that Media Relation function was abolished.
(10)	Since February 19, 2015, he has been Eni’s Executive Vice President Government Affairs Department.

meetings based on the agenda. The Chairman of the Board is invited to attend meetings. The duties of Committee Secretary are performed by the Senior Executive Vice President Corporate Affairs and Governance.

The Chief Financial and Risk Management Officer has been appointed as Officer in charge of preparing Company’s financial reports pursuant to Italian law by the Board of Directors, acting upon a proposal of the CEO in agreement with the Chairman, following consultation with the Nomination Committee and with the approval of the Board of Statutory Auditors.

The Senior Executive Vice President of the Internal Audit Department is appointed by the Board of Directors, acting upon a proposal of the Chairman in agreement with the Chief Executive Officer (in his capacity as Director in charge of the internal control and risk management system), following consultation with the Board of Statutory Auditors and the Nomination Committee and with the favorable opinion of the Control and Risk Committee.

The Board Secretary and Corporate Governance Counsel is appointed by the Board of Directors upon a proposal of the Chairman.

Other members of Eni’s senior management are appointed by Eni’s CEO and may be removed without cause.

Senior Managers

Marco Alverà was born in New York in 1975. Graduated in Philosophy and Economics from the London School of Economics in 1997, he is currently an Associate Fellow at the Oxford University Centre for Corporate Reputation. He began his career at Goldman Sachs in London in 1996, working in M&A and Private Equity. In 2000, he founded Netesi, Italy’s first broadband ADSL company. From 2002 to 2005, he worked at Enel as Director of Group Corporate Strategy, becoming Chief Financial Officer of Wind Telecom in 2004 and overseeing the sale of Wind to Orascom. He joined Eni in 2005 as Assistant to the Chief Executive Officer for special projects. In 2006, he was appointed Director of Supply & Portfolio Development at Eni’s Gas & Power Division and Chief Executive Officer of Bluestream and Promgas. In 2008, he moved to Eni’s Exploration & Production Division as Executive Vice President for Russia, North Europe and North and South America. In these countries he managed operations and led negotiations with governments and other international oil companies. Since 2010, he has been Chief Executive Officer of Eni Trading and Shipping SpA, which manages all the commodity Trading and Shipping activities for Eni. In January 2012, he was appointed Senior Executive Vice President of Eni Trading and, in March 2013, Senior Executive Vice President of Optimization and Trading. In July 2013, in his role as Senior Executive Vice President, he took on responsibility for the business unit Midstream, which brings together all of the commodity supply and trading activities, the development and optimization of the assets portfolio, the integrated management of commodity risks, the commercial development of the LNG portfolio and large gas & power accounts, the management and development of gas transport assets and primary logistics. He has also been a Board member of Gazprom Neft and since July 2014, a Board member of Eni Foundation. Since July 1, 2014, he has been Eni’s Chief Midstream Officer. Since February 19, 2015, he has been Chief Midstream Gas & Power Officer.

Luca Bertelli was born in Sesto Fiorentino in 1958. He graduated cum laude in geology in 1983 from the University of Florence. In 1984, joined Eni’s geophysics division where he worked first as a researcher in the development of 3D seismic prospecting technology and subsequently as a manager of 3D seismic prospecting programs, and specializing in seismic-stratigraphy. In 1994, he was appointed Manager of seismic-stratigraphy applications and in 1999 expanded the technical-managerial scope of his activities becoming Eni’s Manager of geological and geophysical services. At the end of 2001, his career took a new international turn with roles of increasing managerial complexity over a period of eight years, starting in Norway where he was Technical Director and Deputy Managing Director of Norsk Agip. In 2003, he was appointed Managing Director of Eni Indonesia and in 2006, moved to Egypt as General Manager and Managing Director, a role he covered also at Eni Angola in 2007. In 2009, he returned to Eni’s headquarters as Senior Vice President Global Exploration. At the beginning of 2010, he was appointed Executive Vice President of Exploration and Unconventional. Since July 1, 2014, he has been Eni’s Chief Exploration Officer.

Roberto Casula was born in Cagliari in 1962. He graduated in mining engineering from the University of Cagliari and joined Eni in 1988 as a reservoir engineer. He spent the first years of his professional life working at oilfields in Italy before moving to west Africa where he was appointed Chief Development Engineer. He returned to headquarters in 1997 as coordinator business development activities for Africa and the Middle East, contributing to a number of new initiatives and portfolio activities. In 2000, he became Project Technical Services Manager and in 2001, moved to the Middle East as Project Director on a giant gas production project. From 2004 to 2005, he held a number of managerial positions in the Exploration & Production Division, becoming Chief Executive Officer of Eni Mediterranea Idrocarburi SpA, engaged in oil and gas exploration and production in Sicily. At the end of 2005, he was appointed Managing Director of Eni’s activities in Libya, where he remained for two years and concluded the renegotiation of oil contracts and launched an important program of social projects. In October 2007, he became head of operational and business activities in Sub-Saharan Africa as Senior Vice President, based in Nigeria. In December 2011, he was appointed

Executive Vice President of Eni’s Exploration & Production Division and extended his responsibilities to include the whole of Africa and the Middle East and coordinating the Mozambique program for the development of the Mamba and Coral discoveries. Since July 2014, he has been a Board member of Eni Foundation. Since July 1, 2014, he has been Eni’s Chief Development, Operations & Technology Officer.

Claudio Granata was born in Rome in 1960. Graduated in economics, he joined the Eni Group in 1983. From 1983 to 1994, he worked as a labor market and social welfare expert with ASAP (the trade union association for Eni Companies). From 1994 to 1999, he continued his experience with Eni Corporate as an expert in industrial relations. In 2000, he was given responsibility for Staff and Organization within Eni Servizi Amministrativi, a company that was set up to centralize Eni’s administrative activities. In 2001, he took over the management of Eni’s territorial divisions, for which he structured the management of the staff by geographical area and, in 2003, he took on the role of Business HR for Eni Corporate, ensuring support for Departments in the management and development of Eni Corporate’s managerial resources during a period of profound change (2002-2004), characterized by the mergers by incorporation of Snam and AgipPetroli and the redefinition of the organizational structures for the staff. In the same year he was also appointed as director of personnel and organization of Sofid (Eni’s financial services company). In 2006, he was appointed Human Resources Director of the Exploration & Production Division, where he oversaw the Planning, Management, Development and Compensation processes for the human resources and organization activities. He also collaborated with the top management in the reorganization of macro processes for the Division and promoted Change Management initiatives. From 2006, he has been a Board member of Eni International Resources Ltd, and from 2012 to 2013, he has been appointed as Chairman of the board of Eni International Resources Ltd. From 2012 to March 2015, he has been a Board member of Eni UK Ltd. Since 2013, he has been Executive Vice President Sustainable Development, Safety, Environment and Quality at Exploration & Production Division, with responsibility for overseeing safety, environment and quality processes to promote integration with operational processes and contribute to improvements in time to market and efficiency. Since July 2014, he has been a Board member of Eni Foundation. Since November 2014, he has been Chairman of the Board of Eni Corporate University. Since July 1, 2014, he has been Eni’s Chief Services & Stakeholder Relations Officer.

Massimo Mantovani was born in Milan in 1963. He graduated in Law from the University of Milan and has a Master in Law (LLM) from the University of London. He was admitted to practice law in Italy as Avvocato and in England as Solicitor. He practiced law at a number of Legal offices in Milan and London for around 5 years and joined Eni’s Legal Department in 1993 where he was mostly involved in international issues. In October 2005, he was appointed Eni’s Senior Executive Vice President Legal Affairs, since when he has also been a member of the Company’s Supervisory Board. He is a member of the ICC Paris corporate responsibility and anti-corruption commission and, since 2011, he has been involved in the work of the B20 anti-corruption group. He was a member of the Board of Snam SpA11 from 2005 to 2012 and of University of Bologna from 2011 to 2012. He is the author of numerous publications and he also carries out teaching activities. Since July 1, 2014, he has been Eni’s Chief of Legal and Regulatory Affairs.

Massimo Mondazzi was born in Monza in 1963. He graduated in Economics and Business Administration from Bocconi University in 1987 and he joined Eni in 1992, after a number positions in industrial companies as a management consultant. He worked in the Administration and Control area of the Exploration & Production Division until 2006, where he reached the level of Director. From 2006 to 2009, he was the Director of Planning and Control for the Eni Group, before returning to the Exploration & Production Division as the Executive Vice President for the Central Asia, Far East and Pacific Region business areas. In this role he contributed to the consolidation of Eni’s activities in the Exploration & Production Division, to the launch of new development projects and to Eni’s entry into new countries. On December 5, 2012, he was appointed Chief Financial Officer of Eni and Manager charged with preparing Company’s financial reports pursuant to Article 154-bis of Italian Legislative Decree No. 58/1998. Since July 1, 2014, he has been Eni’s Chief Financial and Risk Management Officer.

Salvatore Sardo was born in Turin in 1952. He graduated in economics from the University of Turin. He is also a chartered Auditor. From September 1976 to 1981, he worked for Coopers & Lybrand as an auditor, rising to the level of supervisor. In 1981, he moved to Stet where he was initially responsible for management control for manufacturing activities, becoming central co-director in 1992 and, from 1996, Central Director of Planning & Control. In 1997, he joined Telecom Italia as Deputy General Manager of Administration & Control and from 1998 to June 2001, he was chairman of Seat Pagine Gialle SpA. From October 1999, he was operational head of Telecom Italia’s Real Estate Department, Chairman of EMSA, Chairman and Managing Director of EMSA Servizi and Chairman and Managing Director of IMMSI, a company listed on the Milan stock exchange, as well as Operating Chairman of TELIMM, IMSER and Telemaco, companies in the same sector. From October 1, 2001, he was head of the Real Estate and General Services unit of the Telecom Italia Group, reporting directly to the Chief Executive, and from November 2000, he was head of the Telecom Italia Real Estate and Service BU. In February 2003, he joined Enel as Head of Group Procurement, Services and Security, reporting directly to the Chief Executive. He joined Eni in 2005 as Director of Human Resources and Business Services, reporting directly to the Chief Executive, and also overseeing the operational guidelines and control of the Information & Communication Technology unit and the EniServizi subsidiary. From November 2008 to June 2014, he was appointed Eni’s chief corporate operations officer, reporting directly to the Chief

(11)	Until January 1, 2012, the company name was Snam Rete Gas SpA.

Executive, overseeing the operational guidelines and control of procurement, Human Resources and Organization, Information & Communication Technology, Health, Safety, Environment & Quality, Security, Compensation & Benefits and the EniServizi subsidiary. From April 2009 to November 25, 2014, he was also appointed Chairman of Eni Corporate University. From April 2010 to October 2012, he was Chairman of Snam. From April 2013 to July 2014, he was a member of the Board of the Eni Foundation. In April 2013, he was appointed Chairman of Versalis From April 2008 to April 2011, he was a member of the Board and member of the Remuneration Committee of Saipem. On June 2, 2008, he was made a Commendatore dell’Ordine al Merito della Repubblica Italiana and on July 8, 2011, a Grande Ufficiale dell’Ordine al merito della Repubblica Italiana, two of the Country’s highest institutional honors. He has also been a standing statutory auditor of Italtel, Finsiel and Telecom Italia. From July 2014 to February 2015, he was Eni’s Chief Downstream & Industrial Operations Officer, reporting directly to the Chief Executive Officer. Versalis, Syndial and EniPower report to the Chief Downstream & Industrial Operations Officer. Since February 19, 2015, he has been Chief Refining & Marketing and Chemicals Officer.

Antonio Vella was born in 1957. He is currently Chief Upstream Officer of Eni SpA. From December 2012 to May 2014, Antonio Vella held the position of Eni Exploration & Production Division Executive Vice President Central Asia, Far East and Pacific Area. In 2009, he was appointed Executive Vice President Operations of Eni Exploration & Production Division. From 2006 to 2009, he was Regional Senior Vice President North Africa and Middle East Area (Algeria, Tunisia, Egypt, Libya, Mali, Morocco, Iran, Iraq and Saudi Arabia) of Eni Exploration & Production Division. From 2002, he was Regional Vice President for Australasia, Russia, Azerbaijan and then in 2005 Board Member & Managing Director of Eni Algeria. In 1999, he held the position of District General Manager of Nigerian Agip Oil Co (NAOC), and in 2000, he became Vice Chairman and Managing Director of NAOC, NAE (Nigerian Agip Exploration) and AENR (Agip Energy), Eni’s affiliated companies in Nigeria. In 1991, he was appointed Project Manager for the development of the Libyan fields, and in 1993, he moved to Egypt first as Operations Manager and then as General Manager and Managing Director of Petrobel in charge of all Eni upstream operations in Egypt. From 1988 to 1991, he worked as Project Manager in EniChem’s petrochemical plants and refineries in Italy. Antonio Vella joined the Eni Group in 1983, where he started his professional career as Petroleum Engineer in Agip Name, a subsidiary of the Eni Group in Libya, in onshore and offshore upstream operations. Antonio Vella graduated in Petroleum Engineering from the Polytechnic of Turin in 1982.

Marco Petracchini was born in Rome in 1964. He graduated Cum Laude in Economics from La Sapienza University in Rome in 1989. After graduation, he was hired by Esso Italiana where he held various positions in the IT, Finance and Auditing sectors. He joined Eni in 1999 in the Internal Audit Department, gradually taking on positions of increasing responsibilities: Head of Downstream Audit activities and Head of Support Process Audit activities (in particular IT and Fraud Audit). He is also a member of the Watch Structure of Eni SpA and Secretary of the Control and Risk Committee of Eni SpA. He holds international qualifications as well, in detail: Certified Internal Auditor (CIA), Certified Fraud Examiner (CFE), Certified Risk Management Assurance (CRMA). He is currently a Board member of AiiA (Italian Internal Auditors Association). He is Eni’s Senior Executive Vice President Internal Audit Department.

Roberto Ulissi was born in Rome in 1962. Lawyer. After a number of years spent as a lawyer at the Bank of Italy, in 1998 he was appointed General Manager at the Ministry of the Economy and Finance, head of the Banking and financial System and Legal Affairs Department. He has been a Board member of Telecom Italia (and Chairman of the Audit Committee), Ferrovie dello Stato, Alitalia, Fincantieri and a government representative on the Governing Council of the Bank of Italy. He is a Board member of Banor SIM. He was also a member of numerous Italian and European committees representing the Ministry of the Economy, including, at a national level, the Commission for the Reform of Corporate Law (Commission "Vietti") and, at EU level, the Financial Services Policy Group, the Banking Advisory Committee, the European Banking Committee, the European Securities Committee, and the Financial Services Committee. He was also Special Professor of banking law at the University of Cassino. He is Grande Ufficiale della Repubblica Italiana. Since 2006, he has been Senior Executive Vice President Corporate Affairs and Governance and a Board member of Eni International BV. He is currently Board Secretary of Eni and, since 2014, Corporate Governance Counsel.

Angelo Zaccari was born in Naples in 1953. He has a degree in political science and after extensive experience in the oil business, in refining, supply, sales and international trading at Mobil Oil, from December 2003 to September 2006, he was marketing and sales Director and Chief Executive of Edison Energia, with responsibility for sales of natural gas and electricity. From October 2006 to April 2007, he was head of fuel procurement at Alitalia, with responsibility for a new Business Unit reporting directly to the Chairman and Chief Executive. From May 2007 to August 2008, he was Director of the market division and Chief Executive of Enìa Energia, with responsibility for sales, marketing, procurement, risk management and development of the company formerly own by the municipalities of Piacenza, Parma and Reggio Emilia. In September 2008, he was hired by Eni in the Gas & Power Division as Director of the Retail and Power Department, with responsibility for the management and development of Gas & Power sales activities for the Italian retail market and marketing. Since 2009, he continued his experience in the Gas & Power sector as market director for Italy, with responsibility for the management and development of all commercial activities and, from March 2013, as Executive Vice President of the Gas & Power Retail and Mid Market Europe Department. Since July 1, 2014, he has been Eni’s Senior Executive Vice President Retail Market Gas & Power Department.

Rita Marino was born in Salerno in 1964. Graduated with honors in Economics from LUISS Guido Carli University in Rome in 1987, she gained twenty-five years of experience in major national industrial groups. In 2011, she was appointed Head of Procurement at Eni, after having served, since 2005, as Internal Audit Director, Internal Control Officer and Secretary of the Internal Control Committee. From 1987 to 2002, she held various positions in the Telecom Italia group, in the Planning and Management Control and Mergers & Acquisitions departments. Appointed Director in 1997, that same year she served on the team working on the privatization of Telecom Italia, and in 1999 she was the team’s M&A point of reference to counter the takeover bid for Telecom Italia launched by Olivetti. From 2003 to 2005, she worked in Enel as Manager of the Strategies, Control and Procurement Processes Department, as well as Chief Operating Officer of a company in the group. Between 2000 and 2005, she served as a member of the Board of Directors of various Telecom Italia and Enel group companies. From 2005 to 2010, she served on the Supervisory Board of Eni, and from 2009 to 2010, she was also a Board member of Associazione Italiana Internal Auditor (AIIA). Since April 2013, she is a Board member of Syndial. In 2010, she won the Bellisario "Woman Manager" prize, and since 2011, she has been on the list of "Ready For Board Women". Since July 1, 2014, she has been Eni’s Executive Vice President Procurement Department.

Camilla Alessandra Palladino was born in Milan in 1978. Graduated in modern history and English at the University of Oxford in 1999. From 2001 to 2006, she was a journalist in London at Breakingviews.com, a financial comment and analysis service syndicated across a number of European newspapers, including the Wall Street Journal Europe and La Repubblica. She joined Eni in 2006 as head of Internal Communications. From November 2010 to September 2013, she was Senior Vice President Investor Relations, with responsibility for providing mandatory financial information and relations with investors. Since October 1, 2013, she has been Eni’s Senior Vice President Media Relations.

Pasquale Salzano was born in Pomigliano d’Arco (Naples) in 1973. In 1996, he graduated with Honors in Law from the University “Federico II” in Naples and in 2000 obtained a PhD in international law from the University of Siena. From 1996 to 1999, he collaborated with Prof. Benedetto Conforti at the Chair of International Law at the University of Naples and in 2000, qualified as a Lawyer at the Naples Court of Appeals. He began his career as a diplomat in December 1999 and from January 2000 to July 2001, worked on legal and institutional issues regarding the European Union at the General Directorate for European Integration of the Italian Ministry of Foreign Affairs. In 2001, in the aftermath of the Balkan conflict, Pasquale Salzano was appointed Chief of Staff of the international OSCE Mission in Belgrade and the following year was posted by the Italian Government to Pristina to establish and manage the Italian Liaison Office at the Special Representative of the Secretary-General of the United Nations in Kosovo, which subsequently became the Italian Embassy. From 2005, he was in New York at the Permanent Mission of Italy to the United Nations and, after about two years, was posted to Rome to the Office of the Diplomatic Adviser to the Prime Minister where, in view of the Italian Presidency of the G8, was appointed by the Prime Minister as Head of the Sherpa Office for the G8/G20. In 2009, he was selected by the OECD Secretary-General as Director of the Heiligendamm/L’Aquila Process in Paris. From January 2011, he was seconded by the Ministry of Foreign Affairs to Eni, where he was appointed Vice President, International Institutional Relations in the Department of Institutional Relations and Communications and Vice President of Eni USA’s Representative office. From July 2012, he was Vice President, International Institutional Relations within the Office for Institutional and Regulatory Affairs. He is a Young Global Leader of the World Economic Forum, is a member of the Board of the European Council on Foreign Relations (ECFR) Italy, the Scientific Committee of the Rome-Mediterranean Foundation and the National Assembly of UNICEF Italy. He is a member of the Institute for International Affairs (IAI) and the Institute for International Political Studies (ISPI). From July 1, 2014, he was Eni’s Senior Vice President Government Affairs. Since February 19, 2015, he has been Eni’s Executive Vice President Government Affairs Department.

Compensation

Board members’ emoluments are determined by the Shareholders’ Meeting, while the emoluments of the Chairman and CEO, in relation to the powers entrusted to them, are determined by the Board of Directors considering relevant proposals made by the Compensation Committee and after consultation with the Board of Statutory Auditors.

Moreover, in accordance with the applicable Italian laws and regulations (Article 123-ter of Legislative Decree No. 58 of February 24, 1998 and Article 84-quater of Consob Decision No. 11971 of May 14, 1999, and subsequent modifications) and in line with the Corporate Governance Code recommendations for Italian listed companies, the Board of Directors approves and submits to the annual Shareholders’ Meeting advisory vote, the first section of the Remuneration Report which describes the Remuneration Policy Guidelines adopted for Directors and other Managers with strategic responsibilities12.

(12)	Those persons who have the power and responsibility, directly or indirectly, for planning, directing and controlling Eni fall under the definition of "Managers with strategic responsibilities", pursuant to Consob regulations. Eni Managers with strategic responsibilities, other than Directors and Statutory Auditors, are those who sit on the Management Committee and, in any case, those who report directly to the Chief Executive Officer.

The main elements of the 2015 remuneration policy and of the compensation paid in 2014 to the Chairman, the CEO, other Board members and Eni’s Chief Operating Officer and of other Managers with strategic responsibilities, are described below.

2015 Remuneration Policy Guidelines

The guidelines for the 2015 Remuneration Policy for Executive Directors reflect the decisions made by the Board of Directors on May 28, 2014 following the renewal of the corporate bodies, based on the shareholders’ resolutions of May 8, 2014 reducing remuneration under Article 84-ter of Law No. 98/2013 and approving the 2014-2016 Long-Term Monetary Incentive Plan under Article 114-bis of Legislative Decree No. 58/1998.

For Managers with strategic responsibilities, the 2015 Guidelines provide for the same instruments used in 2014 and in particular the short and long-term incentive plans strictly in line with those of Chief Executive Officer and General Manager, to better guide and align managerial actions with the targets defined in the Company’s Strategic Plan.

Market references

The market references used for remuneration benchmarks are: (i) for the Chairman, Non-executive Directors and the Chief Executive Officer and General Manager, similar roles in the main international companies in the Oil sector, as well as in the national and European listed companies of greatest capitalization; and (ii) for Managers with strategic responsibilities, the roles with the same level of responsibility and managerial complexity in large national and international industrial companies.

General principle of clawback

A clawback mechanism will be adopted, through a specific regulation, allowing to reclaim the variable remuneration components already paid, or to withhold those subject to deferral, whose achievement took place on the basis of data that subsequently proved to be manifestly misstated, or allowing the recoupment of all the incentives of the year (or the years) for which fraudulent alteration was detected in the results data used in order to achieve the right to incentives, and/or the commission of serious and deliberate violations of the law and/or regulations, the Code of Ethics or the Company rules, if relevant to the employment and trust relationship, without prejudice to any other action permitted by law and regulations to protect the interests of the Company.

CHAIRMAN OF THE BOARD OF DIRECTORS AND NON-EXECUTIVE DIRECTORS

Chairman of the Board of Directors

Remuneration of the Chairman for the delegated powers
The Policy Guidelines for the Chairman of the Board of Directors reflect the decisions taken by the Board of Directors on May 28, 2014, which defined a fixed remuneration for the delegated powers amounting to euro 148,000, in addition to remuneration for the position determined by the Shareholders’ Meeting on May 8, 2014, amounting to euro 90,000, in compliance with the maximum of euro 238,000 defined by the same Shareholders’ Meeting. These Guidelines do not provide for variable remuneration.

Payments due in the event of termination of office or employment
No specific term end payments are envisaged for the Chairman, nor do any agreements exist for indemnities in the case of early termination of the mandate.

Benefits
For the Chairman, the Remuneration Policy Guidelines provide, in line with the decisions taken by the Board of Directors on May 28, 2014, insurance coverage for the risk of death and permanent disability.

Non-executive Directors

Remuneration for participation in Board Committees
The Board of Directors Meeting of May 9, 2014 confirmed the maintenance of an additional annual remuneration[13] for Non-executive and/or Independent Directors for participating in Board Committees, to the following extent:
•	for the Control and Risk Committee, the remuneration amounts to euro 45,000 for the Chairman and euro 35,000 for the other members; and
•	for the Compensation Committee, the Sustainability and Scenario Committee and the Nomination Committee the remunerations amount to euro 30,000 for the Chairman and euro 20,000 for the other members.

The Policy Guidelines subsequently approved by the Board on March 12, 2015 provide for, in relation to the growing and significant commitment required of Committee members and to the results of the remuneration benchmarks, the increase in remuneration for participation in the Control and Risk Committee, proposing a remuneration of euro 60,000 for the Chairman and euro 40,000 for the other members, and the elimination, starting in 2015, of the criterion of remuneration reduction by 10% set forth in the 2014 Policy in the case of participation in several Committees, a reduction that was not objectively justified by the mode of performance of multiple roles.

Payments due in the event of termination of office or employment
No specific payments are provided for the term end of non-executive Directors nor do any agreements exist that provide for indemnities in the case of early termination of the mandate.

CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER

For the Chief Executive Officer and General Manager, the remuneration structure in 2015 defined by the Board of Directors for a full term takes into account the specific powers delegated in accordance with the Articles of Association, and with principles and general purposes of Eni Remuneration Policy, as well as the 25% reduction of the maximum payable overall remuneration of the previous mandate, in accordance with the Shareholder’s resolution of May 8, 2014. The remuneration envisaged by the Board in relation to the delegated powers includes both the compensation for Directors determined by the Shareholders’ Meeting on the May 8, 2011, as well as any compensation that may be due for participating in the Board of Directors of Eni’s subsidiaries or associated companies.

Fixed remuneration
The total fixed remuneration is set at a gross annual amount equal to euro 1,350,000, of which euro 550,000 for the position of Chief Executive Officer and euro 800,000 for the position of General Manager.

In his capacity as Eni Senior Manager, the General Manager is also entitled to receive an indemnity for travel, in Italy and abroad, in line with the applicable provisions provided by the relevant national collective labor agreement for senior managers and complementary Company level agreements.

Annual variable incentives
The 2015 annual variable incentive Plan is linked to the achievement of the predefined targets for 2014 as described in the 2014 Remuneration Report, measured according to a performance scale 70÷130, in relation to the weight assigned to each target (below 70 points, the performance of each target is considered to be zero). For the purposes of the incentive, the minimum overall performance is 85 points. This Plan provides for remuneration calculated pro-rata based on the time in office in 2014, with reference to a minimum incentive level (performance = 85), target (performance = 100) and maximum (performance = 130), respectively equal to 85%, 100% and 130% of the total fixed remuneration, in connection to the results achieved by Eni in the previous year.

The 2015 targets approved by the Board Meeting of March 12, 2015 for the 2016 annual variable incentive Plan provide for a structure focused on the essential goals, consistent with the strategies outlined for the new term and balanced against the prospects of interest to the various stakeholders, in terms of: economic and financial results (25%), operating results and sustainability of the economic performance (25%), environmental sustainability and human capital (25%), efficiency and financial strength (25%).

(13)	This remuneration supplements the one established by the Shareholders’ Meeting of May 8, 2014, for the remuneration of Non-executive Directors, amounting to euro 80,000 annual gross.

Long-term variable incentives
The long-term variable component consists of two distinct plans:
•	Deferred Monetary Incentive Plan (DMI), also envisaged for all the managers of the Company, with three annual assignments, starting in 2015 and linked to the Company performance measured in terms of Earnings Before Taxes (EBT). The conditions of the Plan include in particular: (i) incentive to be given each year based on the EBT results achieved by the Company in the previous year, measured on a performance scale 70÷130, for a minimum, target and maximum value, respectively equal to 34.4%, 49.2% and 64% of the total fixed remuneration. If the results are below the minimum level of performance, no assignment is made; and (ii) the incentive to be paid at the end of the three-year vesting period set on the basis of the average annual EBT results achieved during the vesting period, as a percentage between zero and 170% of the assigned value, according to a scale between 70% and 170%. Where results are below the minimum level of 70%, the performance is considered to be zero.
•	Long-Term Monetary Incentive Plan (IMLT), approved by the Shareholders’ Meeting of May 8, 2014, also provided for managerial resources critical to the business, with three annual assignments from 2014 and linked to the performance parameters measured in relative terms compared to the peer group of reference. These parameters, in line with international best practices, are designed to ensure greater alignment with the interests of shareholders in the medium to long term, through the use of the "Total Shareholder Return"[14], and a more sustainable value creation in the medium to long term, through the use of the "Net Present Value" of proved reserves. The conditions of the Plan include, in particular: (i) incentive to be given every year equal to 100% of the overall fixed remuneration; and (ii) incentive to be paid at the end of the three-year vesting period determined in relation to the results achieved in terms of variation of the identified parameters (TSR with a weighting of 60% and NPV of proved reserves[15] with a weighting of 40%) in the three-year period in question in relative terms compared to a peer group consisting of the following international oil companies: Exxon, Chevron, Shell, BP, Total and Repsol. The amount to be paid is defined as a percentage of the amount assigned according to the average annual placements achieved during the vesting period, compared with those achieved by the companies in the peer group according to the following scale: 1st place = 130%; 2nd place = 115%, 3rd place = 100%; 4th place = 85%; 5th place = 70%; 6th and 7th place = 0%. The minimum incentive threshold involves reaching 5th place for both indicators in at least one year of the three-year vesting period.

Both Plans envisage that, should the current office not be renewed, the payment of each incentive assigned will occur at the natural expiry of the related vesting period, in accordance with the performance conditions defined in the Plan.

Treatments established in the event of termination of office or employment
For the Chief Executive Officer and General Manager, in line with the practices of reference and with the provisions of the European Commission Recommendation No. 385 of April 30, 2009, as well as to protect the Company from potential competitive risks, the following payments are provided for:
•	upon termination of the management employment relationship, due to non-renewal or early termination of the 2014-2017 administrative mandate, even for resignations caused by a reduction of delegated powers, there is a provision to pay an indemnity supplementing the severance pay, with mutual exemption from notice, of two years of total fixed remuneration (equal to euro 1,350,000), for a total gross amount equal to euro 2,700,000. Also with reference to the recommendation in criterion 6.C.1 subparagraph g) of the Corporate Governance Code, it is stated that, in relation to the applicable contractual provisions, such compensation is not paid in case of dismissal for "just cause" under Article 2119 of the Italian Civil Code or in cases of resignations as Chief Executive Officer before the expiry of the mandate, not justified by an essential reduction of delegated powers, as well as in the event of death governed by Article 2122 of the Italian Civil Code; and
•	non-competition agreement that can be activated by the Board of Directors through an option right, to be exercised within a possible second administrative term, against a specific consideration of euro 500,000 gross to be paid in three annual installments. If the option is exercised by the Board and the agreement is implemented, the consideration is paid against a commitment undertaken by the Chief Executive Officer and General Manager not to perform, for the twelve months following the expiry of the mandate, any activities of Exploration & Production that could be in competition with Eni in key markets worldwide. This amount will be set by the Board of Directors to a linearly varying degree from euro 1,500,000 to a maximum of euro 2,250,000 based on the performance of the previous three years, making reference to the total annual remuneration, and will be paid at the expiry of the term of the agreement. Any violation of the non-competition agreement will involve the non-payment of the consideration (or its restitution, where the violation has come to Eni’s awareness after the payment), and the obligation to pay damages consensually and conventionally set at an amount equal to twice the amount of the non-competition agreement, without prejudice to Eni’s right to seek fulfillment in specific form.

(14)	The Total Shareholder Return (TSR) is an indicator that measures the overall return of a stock investment, taking into consideration both the price change and the dividends paid and reinvested in the same stock, in a specific period.
(15)	The Net Present Value is an indicator that represents the present value of the future cash flows of proved hydrocarbon reserves, net of future production and development costs and related taxes. It is calculated on the basis of standard references defined by the Securities Exchange Commission on the basis of the data published by the oil companies in the official documentation (Form 10-K and Form 20-F).

Benefits
For the Chief Executive Officer and General Manager, the Policy Guidelines provide for insurance coverage for the risk of death or permanent disability, and in compliance with what is provided for in the national collective labor agreement and the supplementary corporate agreements for Eni senior managers, enrolment in the complementary pension plan (FOPDIRE), as well as in the supplementary health plan (FISDE) are also provided, together with a company car for business and personal use.

OTHER MANAGERS WITH STRATEGIC RESPONSIBILITIES

Fixed remuneration
The fixed remuneration is based on the assigned role and responsibilities, taking into consideration a graduated and possibly inferior positioning compared to the limits set by the median references of the national and international executive markets for roles with similar levels of managerial responsibility and complexity, and it may be updated periodically during the annual salary review that involves all managerial resources.

The 2015 Guidelines, in consideration of the context of reference and current market trends, provide for selective criteria, while maintaining appropriate levels for competitiveness and motivation. In particular, the proposed actions will cover measures to adapt the selective fixed/one-off for holders of positions that have increased the scope of responsibility or the level of coverage of the role, and in consideration of retention needs and excellent quality performance.

In addition, as Eni officers, the Managers with strategic responsibilities are entitled to receive the indemnities due for travel in Italy and abroad, in line with the applicable provisions of the relevant national collective labor agreement for senior managers and in the corporate complementary agreements.

Annual variable incentives
The annual variable incentive Plan provides for remuneration to be awarded in 2015, calculated with reference to Eni performance results, for the business areas and individuals, achieved in the previous year and measured in accordance with a performance scale of 70÷130 with a minimum incentive level equal to 85 points, below which no incentive is due, as already described for the Chief Executive Officer and General Manager. The target incentive level (performance = 100) differs by up to a maximum of 60% of the fixed remuneration, based on the role.

The targets of the Managers with strategic responsibilities are based on those assigned to the Senior Management and are focused for each business area on the economic/financial, operational and industrial performance, on internal efficiency and on sustainability issues (in terms of health and safety, environmental protection, stakeholder relations), as well as on individual targets assigned in relation to the scope of responsibilities of the role, consistent with the provisions of the Company’s Strategic Plan.

Long-term variable incentives
The Managers with strategic responsibilities, in line with the provisions for the Chief Executive Officer, participate in the 2015-2017 Deferred Monetary Incentive Plan (IMD) approved by the Board of Directors on March 12, 2015 and in the 2014-2016 Long-Term Monetary Incentive Plan ( IMLT) approved by the Board of Directors on February 12, 2014 and by the Shareholders’ Meeting on May 8, 2014. In particular, the Plans have the following characteristics:
•	2015-2017 Deferred Monetary Incentive Plan, designed solely for the managerial resources who have delivered the performance results established in the annual Variable Incentive Plan (threshold target). The Plan provides for three annual assignments, starting in 2015, with the same performance conditions and characteristics as those described above for the Chief Executive Officer and General Manager. For the Managers with strategic responsibilities, the incentive to be assigned each year is set in relation to the EBT results achieved by the Company in the previous year, measured on a performance scale of 70÷130. The target incentive level differs, based on the role, by up to a maximum of 40% of the fixed remuneration. The incentive to be paid at the end of the three-year vesting period is determined on the basis of the average annual EBT results achieved during the three-year period, as a percentage between zero and 170% of the assigned value; and
•	2014-2016 Long-Term Monetary Incentive Plan, scheduled for the managerial resources critical for the business with three annual assignments, starting in 2014, with the same performance conditions and characteristics already described for the Chief Executive Officer and General Manager. For the Managers with strategic responsibilities, the incentive to be assigned each year differs depending upon the level of the role up to a maximum of 75% of the fixed remuneration. The incentive to be paid at the end of the three-year vesting period is set in relation to the results of the identified parameters (TSR with a weighting of 60% and

NPV of proved reserves with a weighting of 40%) in the three-year period in question in relative terms compared to the peer group, as a percentage between zero and 130% of the assigned value.

Both Plans include clauses aimed at promoting employee retention, envisaging, in the case of consensual contract termination or transfer and/or loss of control on the part of Eni of the company of which the individual in question is an employee during the course of the vesting period, that the employee in question maintains the right to the incentive in a smaller measure based on the period between the assignment of the incentive and the occurrence of these events and in relation to the actual results for the period; no payment is envisaged in the case of unilateral termination of employment.

Payment due in the event of termination of employment
For Managers with strategic responsibilities, as for Eni Senior Managers, the payment due for employment termination as per the relevant national collective labor agreement is envisaged, together with any other additional severance indemnity agreed upon on an individual basis upon termination, according to the criteria established by Eni for cases of early resolution and/or retirement. These criteria take into account the retirement age and the actual age of the manager at the time when the employment is terminated and the annual remuneration received. For cases of termination that present high competitive risks relating to the criticality of the position held by the Manager, non-competition agreements may also be entered into with payments defined in relation to the remuneration received and the conditions of duration and efficacy of the agreement.

Benefits
For Managers with strategic responsibilities, in line with the policy implemented in 2014 and in line with what is provided for in the national collective labor agreement and the complementary company level agreements for Eni managers, the Policy Guidelines provide for enrolment in the supplementary pension plan (FOPDIRE), as well as in the complementary health plan (FISDE), insurance coverage for the risk of death or disability, together with a company car for business and personal use, and the possible assignment of housing based on operational and mobility requirements.

PAY MIX

The 2015 Remuneration Policy Guidelines lead to a remuneration mix in line with the managerial role held, with greater weight placed upon the variable component, in particular in the long term, for roles characterized by a greater impact on Company results, as highlighted in the pay-mix diagram below, calculated by considering the value of short and long-term incentives offered for results within the target values.

COMPENSATION AND OTHER INFORMATION

Implementation of the 2014 remuneration policies

There follows a description of the remuneration decisions taken in 2014 for the Chairman of the Board of Directors, Non-executive Directors, Chief Executive Officer and General Manager, Chief Operating Officers of Eni’s Divisions, and other Managers with strategic responsibilities, in relation to their time in office.

The implementation of the 2014 Remuneration Policy, as verified by the Compensation Committee at the regular assessment required by the Corporate Governance Code, was found to be consistent with the 2014 Remuneration Policy, approved by the Board of Directors on March 17, 2014, as further provided for by the resolutions passed by the Board of Directors on May 9 and 28, 2014 on the remuneration of Non-executive Directors called to be part of the Board Committees and on the definition of the remuneration of Executive Directors, in accordance with the resolutions passed at the Shareholders’ Meeting in accordance with Law No. 98/2013.

Directors in office until May 8, 2014

Chairman of the Board of Directors - Giuseppe Recchi

Fixed compensations
The Chairman Giuseppe Recchi was paid a fixed remuneration, pro-rated until May 8, 2014, approved, for the office and in relation to the delegated powers, respectively by the Shareholders’ Meeting of May 5, 2011 and by the Board of Directors Meeting of June 1, 2011.

Variable compensation set by shareholders
In 2014, according to what was verified by the Board of Directors on March 17, 2014 as proposed by the Compensation Committee, the conditions required to pay the variable component of the remuneration approved by the Shareholders’ Meeting of May 5, 2011 to the Chairman were not met.

Annual variable incentives
In 2014, as verified by the Board of Directors on March 17, 2014 as proposed by the Compensation Committee, an actual performance of 114 points earned the outgoing Chairman Giuseppe Recchi the payment of a bonus equal to 68.4% of the fixed remuneration, equal to a gross amount of euro 342,000, taking into account the target (60%) and maximum (78%) levels of incentive assigned.

Severance indemnity for end of office or termination of employment
No severance indemnities for end of office were resolved in favor of the Chairman.

Benefits
Forms of welfare insurance coverage, including for risk of death and permanent disability were recognized in favor of the Chairman Giuseppe Recchi, in office until May 8, 2014.

Non-executive Directors

Outgoing Directors were paid the pro-rated fixed remunerations resolved by the Shareholders’ Meeting on May 5, 2011, as well as additional remunerations payable for participation in the Board Committees, as resolved by the Board of Directors on June 1, 2011.

According to that which was verified by the Board of Directors on March 17, 2014 as proposed by the Compensation Committee, the conditions required to pay the variable component of the remuneration approved by the Shareholders’ Meeting of May 5, 2011 were not met.

Chief Executive Officer and General Manager - Paolo Scaroni

Fixed compensations
The Chief Executive Officer and General Manager Paolo Scaroni, in office until May 8, 2014, was paid the pro rated fixed remunerations approved by the Board of Directors Meeting of June 1, 2011, which absorb the remunerations approved by the Shareholders’ Meeting for the Directors.

Annual variable incentives
The 2014 annual incentive was paid, based on the actual results regarding the targets set for 2013 in line with the Strategic Plan and the annual budget, assessed on a constant basis and approved by the Board, as proposed by the Compensation Committee, at its meeting on March 17, 2014. The approved figures led to determining a performance score of 112 points in the measurement scale used, which provides for target and maximum performance levels of 100 and 130 points, respectively.

For the purposes of the variable remuneration, the actual performance determined for the Chief Executive Officer and General Manager Paolo Scaroni the payment of a bonus equal to 128% of the gross annual fixed remuneration, amounting to euro 1,430,000, given the target (110%) and maximum (155%) incentive levels assigned, for a gross amount of euro 1,831,000.

Deferred Monetary Incentive Plan
The Board of Directors, at its meeting of March 17, 2014, based on verification and a proposal made by the Compensation Committee, resolved the achievement of a 2013 EBITDA result (measured on a constant basis) below the target level, which determines for the 2014 assignment the application of a 70% multiplier to the defined target percentage (55% of the fixed remuneration).

For the outgoing Chief Executive Officer and General Manager Paolo Scaroni, the Board ruled to assign a 2014 incentive (third and last assignment) equal to euro 550,500.

The deferred monetary incentive assigned in 2011 therefore reached maturity in 2014, based on Eni’s actual EBITDA results during the 2011-2013 period, and as proposed by the Compensation Committee, the Board of Directors at its Meeting of March 17, 2014 approved the multiplier to be applied to the amount assigned, for the purposes of calculating the amount to be paid. This was set at 110%. As a result, an incentive of euro 865,000 was paid to the Chief Executive Officer (equal to 110% of the base incentive of euro 786,500 assigned in 2011).

Long-Term Monetary Incentive Plan
In 2014, the Long-Term Monetary Incentive assigned in 2011 to the Chief Executive Officer and General Manager reached maturity. The Board of Directors, at its meeting of March 17, 2014, on the basis of the results related to the change in adjusted net profit + DD&A actually achieved in the period 2011-2013 and the annual placements with the peer group of reference, verified, as proposed by the Compensation Committee, the absence of the conditions for granting such an incentive.

Stock option Plans
Eni has not approved any stock option Plans since 2009. For more details on the existing Plans, please refer to the documents published in the “Governance” section of the Eni website and the information contained in the “Notes to the Financial Statements” in the 2014 Annual Report. The stock options assigned in 2008, the last assignment performed, were not exercised and expired on July 31, 2014 in relation to the end of the exercise period set in the Plan.

Severance indemnity for end of office or termination of employment
In connection with the expiry of the administrative term of office and at the time of the consequent consensual termination of the executive employment of Mr. Paolo Scaroni, the Board of Directors Meeting of April 28, 2014 reviewed the indemnities set to supplement the remuneration and entitlements by law (severance pay) and by contract, resolving upon, in accordance with the provisions of the 2014 Remuneration Policy, the payment of the following indemnities:
•	Additional indemnity to the severance pay with exemption from any notice obligation: total gross amount set at euro 5,202,000, as the sum of the fixed component amounting to euro 3,200,000 and the variable component linked to the average performance of the 2011-2013 period (average score of 120 points), calculated with reference to an amount of euro 2,002,000.
•	Term-end severance indemnity: gross amount equal to euro 748,376 set with reference to the fixed remuneration and 50% of the maximum variable remuneration provided for administrative employment to guarantee social security contributions and severance pay equal to that paid by Eni for management employment.

As for the non-competition agreement, any payment of the related gross consideration, set at euro 2,219,000, will be made only at the end of the term of the agreement, after verification of compliance with the relevant conditions.

As for the long-term incentives assigned during the term of office and still outstanding, in accordance with the provisions of the resolution of the Board of Directors on June 1, 2011, their disbursement will take place at the natural expiry, according to the general and performance conditions set for each Plan and on the basis of the related actual results that will from time to time be resolved by the Board of Directors on the basis of a verification and proposal of the Compensation Committee.

Based on a proposal by the Compensation Committee, the Board ordered the formalization of the consensual termination of the executive employment of Mr. Paolo Scaroni at the standard terms and conditions set forth in the employment resolutions for Eni executives.

Benefits
For the outgoing Chief Executive Officer and General Manager, the Policy Guidelines provide for insurance coverage for the risk of death or permanent disability, and in compliance with what is provided for in the national collective labor agreement and the supplementary company level agreements for Eni Senior Managers, enrolment in the complementary pension plan (FOPDIRE), as well as in the supplementary health plan (FISDE) are also provided, together with a company car for business and personal use.

Directors appointed on May 8, 2014

Chairman of the Board of Directors - Emma Marcegaglia

Fixed compensations
The Chairman Emma Marcegaglia, appointed on May 8, 2014, was paid the pro-rated fixed remuneration approved for the office and in relation to the delegated powers, respectively by the Shareholders’ Meeting of May 8, 2014 and by the Board of Directors Meeting of May 28, 2014.

Benefits
The Chairman Emma Marcegaglia, appointed on May 8, 2014, was recognized forms of insurance coverage against the risk of death and permanent disability, in accordance with the resolutions of the Board of Directors Meeting of May 28, 2014.

Non-executive Directors

The new Directors were paid pro-rated fixed remuneration resolved strictly as a fixed amount by the Shareholders’ Meeting of May 8, 2014. Additional remuneration was also paid for participation in the Board Committees, as resolved by the Board of Directors Meeting of May 9, 2014, which confirmed the remuneration already set for the Control and Risk Committee and the other Board Committees, including the Nomination Committee, supplementing the provisions of the 2014 Remuneration Policy.

Chief Executive Officer and General Manager - Claudio Descalzi

Fixed compensations
The Chief Executive Officer and General Manager Claudio Descalzi, appointed on May 9, 2014, was paid the pro-rated fixed remunerations approved by the Board of Directors Meeting of May 28, 2014, which also absorb the remunerations approved by the Shareholders’ Meeting for all the Directors16.

Annual variable incentives
To Claudio Descalzi, solely in relation to the previous role as COO of the Exploration & Production Division, the Company paid an annual monetary incentive determined in accordance with the Remuneration Policy defined for Chief Operating Officers of Eni’s Divisions and other Managers with strategic responsibilities and with the actual performance for 2013 of the Exploration & Production Division.

Deferred Monetary Incentive Plan
Claudio Descalzi, solely in relation to the previous role as COO of the Exploration & Production Division, was assigned the 2014 deferred monetary incentive, determined in accordance with the Remuneration Policy defined for Chief Operating Officers of Eni’s Divisions and other Managers With Strategic Responsibilities, as well as on the basis of the 2013 EBITDA results resolved by the Board of Directors. Furthermore, in 2014 the Deferred Monetary Incentive assigned in 2011 to Claudio Descalzi, as COO of the Exploration & Production Division, reached maturity.

Long-Term Monetary Incentive Plan
For the Chief Executive Officer and General Manager Claudio Descalzi, the Board of Directors at its meeting of September 17, 2014, as proposed by the Compensation Committee, approved the assignment of the 2014 incentive of the 2014-2016 Long-Term Monetary Incentive Plan equal to euro 1,350,000 (100% of the fixed remuneration).

In 2014, the Long Term Monetary Incentive assigned in 2011 to Claudio Descalzi also reached maturity, as COO of the Exploration & Production Division, for which, according to the figure approved by the Board of Directors, the performance conditions for payment have not been met.

(16)	Claudio Descalzi was also paid, until taking on the office of Chief Executive Officer of the Company, the fixed remuneration payable as COO of the Exploration & Production Division.

Stock option Plans
The stock options assigned in 2008 to Claudio Descalzi, the last assignment performed, were not exercised and expired on July 31, 2014 in relation to the end of the exercise period envisaged by the Plan.

Consideration for the emption right of the Board of Directors for the activation of the non-competition agreement
In 2014, the first tranche was disbursed, amounting to euro 167,000 gross out of the euro 500,000 gross for the emption right at activation of the Agreement reserved for the Board of Directors.

Benefits
For the Chief Executive Officer and General Manager Claudio Descalzi appointed on May 9, 2014, in line with the resolution of the Board of Directors Meeting on May 28, 2014, insurance coverage was also recognized for the risk of death or permanent disability, and in compliance with what is provided for in the national collective labor agreement and the supplementary corporate agreements for Eni Senior Managers, enrolment in the complementary pension plan (FOPDIRE), as well as in the supplementary health plan (FISDE) are also provided, together with a company car for business and personal use.

Chief Operating Officers of Eni’s Divisions and other Managers with strategic responsibilities

Fixed compensations
For the current Managers with strategic responsibilities, within the context of the annual salary review process envisaged for all managers, in 2014 selective adjustments were made to fixed remuneration, in cases of promotion to more senior levels, or in relation to the necessity to adjust remuneration levels with respect to the market references identified.

Annual variable incentives
In March 2014, annual monetary incentives were paid to the Division Chief Operating Officers and the other Managers with strategic responsibilities, as determined in accordance with the defined Remuneration Policy, with reference to the actual performance of 2013. In particular, the incentive is linked to business performance and a number of individual targets in relation to the scope of responsibilities of the role, consistent with the provisions of the 2013 Eni Performance Plan, and on the basis of economic and operational performance achieved by the respective business sectors, also considering the achievement of specific targets of sustainability (in terms of health and safety, environmental protection, and stakeholder relations).

Deferred Monetary Incentive Plan
For Division Chief Operating Officers and other Managers with strategic responsibilities, the assignment of the 2014 deferred monetary incentive was made, determined in line with the defined Remuneration Policy, and based on the 2013 EBITDA results approved by the Board of Directors that determined an assignment multiplier of 70% to be applied to the target incentive to be assigned (differentiated by role level up to a maximum of 40% of the fixed remuneration).

In 2014, the Deferred Monetary Incentive assigned in 2011 also reached maturity.

Long-Term Monetary Incentive Plan
For Chief Operating Officers of Eni’s Divisions and the other Managers with strategic responsibilities, the assigned amounts were determined in accordance with the target incentive level, differentiated by role level up to a maximum of 75% of the fixed remuneration. In 2014, the Long Term Monetary Incentive assigned in 2011 also reached maturity, for which, according to the figure approved by the Board of Directors, the performance conditions for payment have not been met.

Stock option Plans
The stock options assigned in 2008, the last assignment performed, were not exercised and expired on July 31, 2014 in relation to the end of the exercise period set in the Plan.

Severance indemnity for end of office or termination of employment
During 2014, the Managers with strategic responsibilities who terminated their employment were paid, in order to supplement the legal and contractual dues, the amounts defined in line with the Company policy on early retirement incentives.

Benefits
For Managers with strategic responsibilities, in line with that which is provided for in the national collective labor agreement and the complementary corporate agreements for Eni Managers, the Policy Guidelines provide for enrolment in the supplementary pension plan (FOPDIRE), as well as in the complementary health plan (FISDE), insurance coverage for the risk of death or disability, together with a company car for business and personal use.

COMPENSATION PAID IN 2014

The individual amounts of compensation paid in 2014 to each member of the Board of Directors, to Chief Operating Officers and to each member of the Board of Statutory Auditors, as well as the overall amounts paid to other Managers with strategic responsibilities, are reported in the table below, pursuant to Article 84-quater of Consob Decision No. 11971 of May 14, 1999, and subsequent modifications. The remunerations received from subsidiaries and/or affiliates, except those waived or paid to the Company, are shown separately. All parties who filled these roles during the period are included, even if they only held office for a fraction of the year.

In particular:
•	based on the criteria of competence, the column "Fixed remuneration" reports the fixed remuneration and fixed salary from employment due for the year, gross of the social security contribution and tax expenses to be paid by the employee; it excludes attendance fees, as these are not provided for. Details of the compensation are provided in the notes, and any indemnities or payments with reference to the employment relationship are indicated separately;
•	based on the criteria of competence, the "Committee membership remuneration" column reports the compensation due to the Directors for participation in the Committees established by the Board. In the notes, compensation for each Committee on which each Director participates is indicated separately;
•	the column "Variable non-equity remuneration" under the item "Bonuses and other incentives" shows the incentives paid during the year due to rights vested following the assessment and approval of the related performance results by the relevant corporate bodies, in accordance with that specified, in greater detail, in the Table "Monetary incentive Plans for Directors, General Managers, and other Managers with strategic responsibilities"; the column "Profit sharing" does not show any figures since there are no provisions for profit sharing;
•	based on the criteria of competence and taxability, the "Non-monetary benefits" column reports the value of the fringe benefits awarded;
•	based on the criteria of competence, the "Other remuneration" column reports any other remuneration deriving from other services provided;
•	the "Total" column details the sum of the amounts of all the previous items;
•	the "Fair value of equity remuneration" column reports the relevant fair value for the year related to the existing stock option Plans, estimated in accordance with international accounting standards, which assign the related cost in the vesting period; and
•	the "Severance indemnity for end of office or termination of employment" column reports the indemnities accrued, even if not yet paid, for the terminations which occurred during the course of the financial year in question, or in relation to the end of the mandate and/or employment.

Remuneration paid to Directors, Statutory Auditors, Chief Operating Officers and other Managers with strategic responsibilities

(euro thousand)

Name	Notes	Office	Term of office	Office expiry (*)	Fixed remuneration	Committee membership remuneration	Bonuses and other incentives	Variable non-equity remuneration		Other remuneration	Total 2014	Fair value of equity remuneration	Severance indemnity for end of office or termination of employment

								Profit sharing	Non-monetary benefits

Board of Directors
Giuseppe Recchi	(1)	Chairman	01.01-05.08	05.2014	272	(a)	342	(b)	4			618
Emma Marcegaglia	(2)	Chairman	05.08-12.31	05.2017	154	(a)						154
Paolo Scaroni	(3)	CEO and General Manager	01.01-05.08	05.2014	505	(a)	2,696	(b)	8			3,209	8,361	(c)
Claudio Descalzi	(4)	CEO and General Manager	05.09-12.31	05.2017	874	(a)			9	500	(b)	1,383
		COO E&P Division (**)	01.01-05.08
Remuneration in the company that prepares the Financial Statements	273	(c)	1,218	(d)	4			1,495
Remuneration from subsidiaries and associates						479	(e)	479
Total	1,147	1,218	13	979	3,357
Carlo Cesare Gatto	(5)	Director	01.01-05.08	05.2014	41	(a)	18	(b)	59
Paolo Marchioni	(6)	Director	01.01-05.08	05.2014	41	(a)	17	(b)	58
Roberto Petri	(7)	Director	01.01-05.08	05.2014	41	(a)	13	(b)	54
Alessandro Profumo	(8)	Director	01.01-05.08	05.2014	41	(a)	16	(b)	57
Mario Resca	(9)	Director	01.01-05.08	05.2014	41	(a)	16	(b)	57
Francesco Taranto	(10)	Director	01.01-05.08	05.2014	41	(a)	18	(b)	59
Andrea Gemma	(11)	Director	05.08-12.31	05.2017	52	(a)	49	(b)	101
Pietro Angelo Guindani	(12)	Director	05.08-12.31	05.2017	52	(a)	29	(b)	81
Karina A. Litvack	(13)	Director	05.08-12.31	05.2017	52	(a)	44	(b)	96
Alessandro Lorenzi	(14)	Director	01.01-12.31	05.2017	92	(a)	59	(b)	151
Diva Moriani	(15)	Director	05.08-12.31	05.2017	52	(a)	23	(b)	75
Fabrizio Pagani	(16)	Director	05.08-12.31	05.2017	52	(a)	29	(b)	81
Luigi Zingales	(17)	Director	05.08-12.31	05.2017	52	(a)	32	(b)	84
Board of Statutory Auditors
Ugo Marinelli	(18)	Chairman	01.01-05.08	05.2014	40	(a)	40
Francesco Bilotti	(19)	Statutory Auditor	01.01-05.08	05.2014	28	(a)	28
Paolo Fumagalli	(20)	Statutory Auditor	01.01-05.08	05.2014	28	(a)	28
Renato Righetti	(21)	Statutory Auditor	01.01-05.08	05.2014	28	(a)	28
Giorgio Silva	(22)	Statutory Auditor	01.01-05.08	05.2014	28	(a)	28
Matteo Caratozzolo	(23)	Chairman	05.08-12.31	05.2017	52	(a)	52
Paola Camagni	(24)	Statutory Auditor	05.08-12.31	05.2017	45	(a)	45
Alberto Falini	(25)	Statutory Auditor	05.08-12.31	05.2017	45	(a)	45
Marco Lacchini	(26)	Statutory Auditor	05.08-12.31	05.2017	45	(a)	45
Marco Seracini	(27)	Statutory Auditor	05.08-12.31	05.2017	45	(a)	45
Chief Operating Officers
Angelo Fanelli	(28)	R&M Division	01.01-06.30	300	(a)	396	(b)	7	703
Other Managers with strategic responsibilities (***)	(29)	Remuneration in the company that prepares the Financial Statements	5,945		5,777		161		120		12,003	4,990
		Remuneration from subsidiaries and associates	737		115		261		47		1,160
		Total	6,682	(a)	5,892	(b)	422	(c)	167	(d)	13,163	4,990	(e)
10,094	363	10,544	454	1,146	22,601	13,351

Notes
(*)	The term of office expires with the Shareholders’ Meeting approving the Financial Statements for the year ending December 31, 2016.
(**)	The position of COO E&P Division has been covered ad interim from May 9 to June 30, 2014 without any remuneration.
(***)	Managers who were permanent members of the Company’s Management Committee, during the course of the year together with the Chief Executive Officer and Division Chief Operating Officers, or who reported directly to the Chief Executive Officer (twenty managers).
(1)	Giuseppe Recchi - Chairman of the Board of Directors
(a) The amount includes the pro-rata until May 8, 2014, respectively of the fixed remuneration of euro 265 thousand set by the Shareholders’ Meeting on May 5, 2011 (euro 94 thousand) and the fixed remuneration for the delegated powers of euro 500 thousand approved by the Board on June 1, 2011 (euro 178 thousand).
(b) The amount corresponds to the annual variable incentive.
(2)	Emma Marcegaglia - Chairman of the Board of Directors
(a) The amount includes the pro-rata from May 8, 2014, respectively of the fixed remuneration of euro 90 thousand set by the Shareholders’ Meeting on May 8, 2014 (euro 58 thousand) and from May 9, 2014 of the fixed remuneration for the delegated powers of euro 148 thousand approved by the Board on May 28, 2014 (euro 96 thousand).
(3)	Paolo Scaroni - Chief Executive Officer and General Manager
(a) The amount includes the pro-rata until May 8, 2014, respectively of the fixed remuneration of euro 430 thousand for the position of Chief Executive Officer (euro 153 thousand), which incorporates the remuneration set by the Shareholders’ Meeting on May 5, 2011 for the position of Director, and the fixed remuneration of euro 1 million for the position of General Manager (euro 352 thousand); indemnities due for transfers, in Italy and abroad, in line with the provisions of the relevant national collective labor agreement for senior managers and of the Company’s complementary agreements and other fees attributable to the employment for the period 2011-2014 are added to this amount for a total of euro 255 thousand.
(b) The amount includes the variable annual incentive of euro 1,831 thousand, the deferred monetary incentive of euro 865 thousand awarded in 2011 and paid in 2014.
(c) Amount approved by the Board of Directors Meeting on April 28, 2014, including the additional severance indemnity (euro 5,202 thousand), the economic treatment for the term of office end (euro 748 thousand), the non-competition agreement to be paid in May 2015 on the expiry of the term of the agreement (euro 2,219 thousand), the severance indemnity provided for the applicable Italian laws (euro 187 thousand), as well as the amount of euro 5 thousand for the novation transaction.

(4)	Claudio Descalzi - Chief Executive Officer and General Manager
(a) The amount includes the pro-rata from May 9, 2014, respectively of the fixed remuneration of euro 550 thousand for the position of Chief Executive Officer (euro 355 thousand), which incorporates the remuneration set by the Shareholders’ Meeting on May 8, 2014 for the position of Director, and the fixed remuneration of euro 800 thousand for the position of General Manager (euro 519 thousand); to this amount are added the indemnities owed for the travel performed, in Italy and abroad, in line with the provisions of the relevant national collective labor agreement for senior managers and by the Company’s additional agreements, for a total amount of euro 9 thousand.
(b) Amount relating to the consideration provided for the option right of the Board of Directors for the activation of the non-competition agreement. This amount, although quoted in full in the table, is paid in three annual installments starting in 2014.
(c) The amount includes the pro-rata until May 8, 2014 of the fixed gross remuneration of the COO of the E&P Division; to this amount are added the indemnities due for the travel performed, in Italy and abroad, in line with the provisions of the relevant national collective labor agreement for senior managers and by the Company’s additional agreements, for a total amount of euro 5 thousand.
(d) The amount includes the payment of euro 879 thousand for the variable annual incentive and of euro 339 thousand for the deferred monetary incentive assigned in 2011 and paid in 2014.
(e) The amount corresponds to the pro-rata until May 8, 2014 of the remuneration for the position of Chairman of Eni UK.
(5)	Carlo Cesare Gatto - Director
(a) The amount corresponds to the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes the pro-rata until May 8, 2014, respectively of euro 11.2 thousand for participating in the Control and Risk Committee and euro 6.4 thousand for the Compensation Committee.
(6)	Paolo Marchioni - Director
(a) The amount corresponds to the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes the pro-rata until May 8, 2014, respectively of euro 11 thousand for participating in the Control and Risk Committee and euro 6.3 thousand for the Oil-Gas Energy Committee.
(7)	Roberto Petri - Director
(a) The amount corresponds to the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes the pro-rata until May 8, 2014, respectively of euro 6.4 thousand for participating in the Compensation Committee and euro 6.4 thousand for the Oil-Gas Energy Committee.
(8)	Alessandro Profumo - Director
(a) The amount corresponds to the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes the pro-rata until May 8, 2014, respectively of euro 6.4 thousand for participating in the Compensation Committee and euro 9.6 thousand for the Oil-Gas Energy Committee.
(9)	Mario Resca – Director
(a) The amount corresponds to the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes the pro-rata until May 8, 2014, respectively of euro 9.6 thousand for participating in the Compensation Committee and euro 6.4 thousand for the Oil-Gas Energy Committee.
(10)	Francesco Taranto - Director
(a) The amount corresponds to the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 5, 2011.
(b) The amount includes the pro-rata until May 8, 2014, respectively of euro 11.2 thousand for participating in the Control and Risk Committee and euro 6.4 thousand for the Oil-Gas Energy Committee.
(11)	Andrea Gemma - Director
(a) The amount corresponds to the pro-rata from May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 8, 2014.
(b) The amount includes the pro-rata from May 9, 2014, respectively of euro 20.3 thousand for participating in the Control and Risk Committee, euro 11.6 thousand for the Sustainability and Scenario Committee and euro 17.4 thousand for the Appointment Committee.
(12)	Pietro Angelo Guindani - Director
(a) The amount corresponds to the pro-rata from May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 8, 2014.
(b) The amount includes the pro-rata from May 9, 2014, respectively of euro 17.4 thousand for participating in the Compensation Committee and euro 11.6 thousand for the Sustainability and Scenario Committee.
(13)	Karina A. Litvack - Director
(a) The amount corresponds to the pro-rata from May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 8, 2014.
(b) The amount includes the pro-rata from May 9, 2014, respectively of euro 20.3 thousand for participating in the Control and Risk Committee, euro 11.6 thousand for participating in the Compensation Committee and euro 11.6 thousand for the Sustainability and Scenario Committee.
(14)	Alessandro Lorenzi - Director
(a) The amount includes the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting on May 5, 2011 (euro 41 thousand) and from May 9, 2014 for the fixed annual remuneration set by the Shareholders’ Meeting on May 8, 2014 (euro 51 thousand).
(b) The amount includes euro 40.5 thousand for participating in the Audit and Risk Committee and the pro-rata until May 8, 2014 of euro 6.4 thousand for the Oil-Gas Energy Committee and from May 9, 2014 of euro 11.6 thousand for the Compensation Committee.
(15)	Diva Moriani - Director
(a) The amount corresponds to the pro-rata from May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 8, 2014.
(b) The amount includes the pro-rata from May 9, 2014, respectively of euro 11.6 thousand for participating in the Compensation Committee and euro 11.6 thousand for the Appointment Committee.
(16)	Fabrizio Pagani - Director
(a) The amount corresponds to the pro-rata from May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 8, 2014.
(b) The amount includes the pro-rata from May 9, 2014, respectively of euro 17.4 thousand for the Sustainability and Scenario Committee and euro 11.6 thousand for the Appointment Committee.
(17)	Luigi Zingales - Director
(a) The amount corresponds to the pro-rata from May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 8, 2014.
(b) The amount includes the pro-rata from May 9, 2014, respectively of euro 20.3 thousand for participating in the Control and Risk Committee and euro 11.6 thousand for the Appointment Committee.
(18)	Ugo Marinelli - Chairman of the Board of Statutory Auditors
(a) The amount corresponds to the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 5, 2011.
(19)	Francesco Bilotti - Statutory Auditor
(a) The amount corresponds to the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 5, 2011.
(20)	Paolo Fumagalli - Statutory Auditor
(a) The amount corresponds to the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 5, 2011.
(21)	Renato Righetti - Statutory Auditor
(a) The amount corresponds to the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 5, 2011.
(22)	Giorgio Silva - Statutory Auditor
(a) The amount corresponds to the pro-rata until May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 5, 2011.
(23)	Matteo Caratozzolo - Chairman of the Board of Statutory Auditors
(a) The amount corresponds to the pro-rata from May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 8, 2014.
(24)	Paola Camagni - Permanent Auditor
(a) The amount corresponds to the pro-rata from May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 8, 2014.
(25)	Alberto Falini - Permanent Auditor
(a) The amount corresponds to the pro-rata from May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 8, 2014.
(26)	Marco Lacchini - Permanent Auditor
(a) The amount corresponds to the pro-rata from May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 8, 2014.
(27)	Marco Seracini - Permanent Auditor
(a) The amount corresponds to the pro-rata from May 8, 2014 of the fixed annual remuneration set by the Shareholders’ Meeting of May 8, 2014.
(28)	Angelo Fanelli - Chief Operating Officer R&M Division
(a) The amount corresponds to the pro-rata until June 30, 2014 of the Gross Annual Salary (euro 300 thousand) to which are added the indemnities due for the travel performed, in Italy and abroad, in line with the provisions of the relevant national collective labor agreement for senior managers and the Company’s additional agreements, as well as other indemnities related to the employment contract, for a total amount of euro 850.
(b) The amount corresponds to the annual variable incentive.
(29)	Other Managers with strategic responsibilities
(a) To the amount of euro 6,682 thousand as Gross Annual Salary, as the indemnities owed for the transfers performed, in Italy and abroad, in line with the provisions of the relevant national collective labor agreement for senior managers and with the Company’s additional agreements, as well as other indemnities related to the employment contract for a total amount of euro 456 thousand.
(b) The amount includes the payment of euro 2,464 thousand relating to the deferred monetary incentive assigned in 2011 and the pro-rata amounts of the Long-Term Incentive Plans (DMI and LTMI) paid upon consensual employment contract resolution, for the vesting period expired as defined in the respective Plan Regulations.
(c) The amount includes the taxable value of insurance and welfare coverage, complementary pensions, the car for business and personal use, as well as the housing provided for senior managers in international mobility assignment.
(d) Amounts due for the positions held by Managers with strategic responsibilities in the Supervisory Body established under the Company’s Model 231, to the role of Manager responsible for the preparation of the Company’s Financial Statements and to the remuneration received for positions held in subsidiaries or associated companies of Eni.
(e) The amount includes the severance indemnity and early retirement incentives paid in relation to the termination of the employment.

OTHER INFORMATION

Accrued compensation
Total compensation accrued in the year 2014 pertaining to all the Board members amounted to euro 10.1 million; it amounted to euro 0.419 million in the case of the Statutory Auditors. Such amounts include, in addition to each item of emolument reported in the table above, amounts accrued in the year for pension benefits, social security contributions and other elements of the remuneration associated with roles performed, which represent a cost for the Company.

For the year ended December 31, 2014, remuneration of persons in key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive Directors, Chief Operating Officers and other Managers with strategic responsibilities (with reference to all those individuals who, during the course of the 2014 period, filled said roles, even if only for a fraction of the year) amounted to euro 43 million and was accrued in Eni’s Consolidated Financial Statements for the year ended December 31, 2014. The breakdown is as follow:

2014

(euro million)
Fees and salaries	25
Post-employment benefits	2
Other long-term benefits	10
Indemnity upon termination of the office	6
43

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

As of December 31, 2014, the total amount accrued to the reserve for employee termination indemnities with respect to Chief Executive Officer and General Manager, Chief Operating Officers and other Managers with strategic responsibilities (with reference to the employed ones who, during the course of the 2014 period, filled said roles, even if only for a fraction of the year), was euro 1,648 thousand.

Name		(euro thousand)

Claudio Descalzi	Chief Executive Officer	343
Angelo Fanelli	Chief Operating Officer of the R&M Division	248
Senior managers (a)		1,057
		1,648

(a)	No. 18 managers.

Stock options

The Company discontinued any stock-based compensation scheme in 2009; as such, options outstanding as of the end of the year pertained to stock options schemes adopted in previous reporting periods. At December 31, 2014, no options were outstanding for the purchase of an equal amount of Eni ordinary shares without nominal value.

The following table shows the evolution of stock option activity in 2013 and 2014.

2013	2014

Number of shares	Weighted average exercise price (euro)	Market price (euro)	Number of shares	Weighted average exercise price (euro)	Market price (euro)

Options as of January 1	8,259,520	23.545	18.457	2,980,725	22.540	17.533
Options exercised in the period
Options cancelled in the period	(5,278,795)	24.112	16.278	(2,980,725)	22.540	19.766
Options outstanding as of December 31	2,980,725	22.540	17.533
of which exercisable as of December 31	2,969,450	22.540	17.533

Pursuant to Article 84-quater of Consob Decision No. 11971 of May 14, 1999, and subsequent modifications, the table below indicates, by name, the stock options assigned to the Chief Executive Officer and General Manager, to the Chief Operating Officers of the Divisions and, at an aggregate level, to other Managers with strategic responsibilities (including all those individuals who, during the course of the 2014 period, filled said roles, even if only for a fraction of the year).

In particular, the purchase rights (options) for Eni shares or for subsidiaries, which can be exercised after three years from the date granted are indicated, in relation to the existing stock incentive plans, the last of which was granted in 2008. The data are shown in accordance with the criteria of aggregate representation, as there are no options outstanding at December 31, 2014.

Stock options granted to Directors, Chief Operating Officers and other Managers with strategic responsibilities

Name	Paolo Scaroni	Claudio Descalzi	Angelo Fanelli	Other Managers with strategic responsibilities (1)

Office	CEO and General Manager	Chief Operating Officer of E&P Division	Chief Operating Officer of R&M Division

Plan	Eni Stock Option Plans	Eni Stock Option Plans	Eni Stock Option Plans	Eni Stock Option Plans

Options held at the start of the year
Number of options		348,975	47,025	27,500	377,300
Average exercise price	(euro)	22.540	22.540	22.540	22.540
Average maturity	(months)	7	7	7	7
Options granted during the year
Number of options
Exercise price	(euro)
Period of possible exercise	(from-to)
Fair value on grant date	(euro)
Grant date
Market price of underlying shares upon granting of options	(euro)
Options exercised during the year
Number of options
Exercise price	(euro)
Market price of underlying shares on exercise date	(euro)
Options expired during the year
Number of options		348,975	47,025	27,500	377,300
Options held at the end of the year
Number of options
Options relevant to the year
Fair value	(euro thousand)

(1)	Managers who, during the course of the year and with the Chief Executive Officer and Chief Operating Officers of Eni’s Divisions, were permanent members of the Company Management Committee and the ones who report directly to the Chief Executive Officer (No. 20 managers).

Board practices

Corporate Governance
The Corporate Governance structure of Eni SpA follows the Italian traditional management and control model, whereby corporate management is the responsibility of the Board of Directors, which is the core of the organizational system, while supervisory functions are allocated to the Board of Statutory Auditors. The Company’s accounts are independently audited by an accredited Audit Firm appointed by the Shareholders’ Meeting. Eni complies with the Corporate Governance Code for listed companies (on the Italian Stock Exchange) of December 2011 (hereinafter "Corporate Governance Code" or "Code"). On July 14, 2014, the Italian Corporate Governance Committee approved a few amendments to the Corporate Governance Code. At its Meeting held on December 11, 2014, the Board adopted the new recommendations of the Code, acknowledging that Eni’s Corporate Governance model was already broadly compliant with the new recommendations. Some of the solutions previously adopted by Eni have been updated to include and specify the role assigned by the Board of Directors to the Chairman of the Board on May 9, 2014, regarding the Internal Audit function.

The names of Eni’s Directors, their positions, the year in which each of them was initially appointed as a Director and their ages are reported in the related table above.

Board of Directors’ duties and responsibilities
The Board of Directors has the fullest powers for the ordinary and extraordinary management of the Company in relation to its purpose. In a resolution dated May 9, 2014, the Board, while exclusively reserving to itself the most important strategic, operational and organizational powers, in addition to those that cannot be delegated by law, appointed Claudio Descalzi as CEO and General Manager, entrusting him with the fullest powers for the ordinary and extraordinary management of the Company, with the exception of those powers that cannot be delegated under current law and those retained by the Board.

In the same resolution, the Board of Directors resolved to attribute to the Chairman a role as guarantor and not operational functions. In particular, with reference to Internal Audit, the Board of Directors resolved that, in accordance with the Corporate Governance Code, the Senior Executive Vice President of the Internal Audit Department reports to the Board, and on its behalf, to the Chairman. In addition, the Chairman carries out her statutory functions as legal representative, managing institutional relationships in Italy, together with the Chief Executive Officer.

Finally, the Board of Directors entrusted the Board Secretary with the role of Corporate Governance Counsel, who reports hierarchically to the Chairman. He lends assistance and independent legal advice (regarding the management) to the Board and the Directors and presents annually to the Board of Directors a report on the functioning of Eni’s Corporate Governance system.

On May 9, 2014, the Board reserved to itself the following strategic, operational and organizational powers:
•	defines the system and rules of Corporate Governance for the Company and the Group;
•	establishes the Board’s internal committees, appoints their members and chairmen, determines their duties and compensation, and approves their procedural rules and annual budgets;
•	expresses the general criteria for determining the maximum number of offices that a Company Director may hold in other companies;
•	delegates and revokes the powers of the CEO and the Chairman, establishing the limits and procedures for exercising those powers and determining the compensation associated with these duties;
•	establishes the basic structure of the organizational, administrative and accounting arrangements of the Company (including the internal control and risk management system), of its strategically important subsidiaries and of the Group as a whole. It evaluates the adequacy of these arrangements;
•	establishes the guidelines for the internal control and risk management system, so that the main risks facing the Company and its subsidiaries are correctly identified and adequately measured, managed and monitored, determining the degree of compatibility of such risks with the management of the Company in a manner consistent with its stated strategic objectives. It sets the financial risk limits of the Company. It also examines the main business risks, which are identified taking into account the characteristics of the activities carried out by the Company and its subsidiaries and which are reported by the Chief Executive Officer at least quarterly. Moreover, it evaluates, every six months, the adequacy of the internal control and risk management system with respect to the characteristics of the Company and its risk profile, as well as the system’s effectiveness;
•	approves at least annually the Audit Plan drawn up by the Senior Executive Vice President of the Internal Audit Department. It also evaluates the findings contained in the recommendation letter, if any, of the Audit Firm and in its statement on the key issues that arose during the statutory audit;
•	defines the strategic guidelines and objectives of the Company and the Group, including sustainability policies. It examines and approves the budgets and strategic, industrial and financial plans of the Group, periodically monitoring their implementation, as well as agreements of a strategic nature for the Company;
•	examines and approves the annual financial report including the individual and Consolidated Financial Statements and the semi-annual and quarterly financial reports required by applicable law. It reviews and approves the Sustainability Reporting when it is not already contained in the financial report;
•	receives reports from Directors with delegated powers at Board meetings, or on at least a bi-monthly basis, on the actions taken in exercising their delegated powers;
•	receives a report from the Board’s internal committees on at least a semi-annual basis;
•	assesses general developments in the operations of the Company and of the Group, paying particular attention to conflicts of interest and comparing the results with budget forecasts;
•	evaluates and approves transactions of the Company and its subsidiaries with related parties[17], as well as transactions in which the CEO has an interest;
•	evaluates and approves any transaction executed by the Company and its subsidiaries that has a significant strategic, economic, financial or asset impact on the Company;
•	appoints and removes the Chief Operating Officers, the Officer in charge of preparing financial reports, the Senior Executive Vice President of the Internal Audit Department and the Eni Watch Structure. It ensures the designation of a manager responsible for shareholder relations;
•	examines and approves the Remuneration Report and, in particular, the Remuneration Policy for Directors and Managers with strategic responsibilities to be presented to the Shareholders’ Meeting. It also defines the criteria for remunerating the senior executives of the Company and of the Group and takes steps to implement compensation plans based on shares or other financial instruments approved by the Shareholders’ Meeting;

(17)	The Board of Directors, on November 18, 2010, approved the Management System Guideline (MSG) "Transactions involving interests of Directors and Statutory Auditors and transactions with related parties", which has been applied since January 1, 2011, to ensure transparency and substantial and procedural fairness of transactions with related parties. The Board modified this MSG on January 19, 2012.

•	resolves on the exercise of voting rights and on the appointment of members of corporate bodies of the strategically important subsidiaries;
•	formulates the proposals to present to the Shareholders’ Meeting; and
•	examines and resolves on other issues that Directors with delegated powers believe should be presented to the Board due to their particular importance or sensitivity.

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

Directors’ independence
On the basis of statements made by the Directors and other information available to the Company, during its meeting of May 9, 2014 and, after an investigation by the Nomination Committee, at its meeting of February 17, 2015, the Board of Directors determined that Chairman Marcegaglia and Directors Gemma, Guindani, Litvack, Lorenzi, Moriani and Zingales satisfy the independence requirements established by law, as referenced in Eni’s By-laws. Furthermore, Directors Gemma, Guindani, Litvack, Lorenzi, Moriani and Zingales have been deemed independent by the Board pursuant to the criteria and parameters recommended by the Corporate Governance Code. Chairman Marcegaglia, in compliance with the Corporate Governance Code, could not be deemed independent as she is a significant representative of the Company. During its meeting of February 26, 2015, the Board of Statutory Auditors ascertained that the Board of Directors correctly applied the assessment criteria and procedures for evaluating the independence of its members.

The independence criteria may not be equivalent to the independence criteria set forth in the NYSE listing standards applicable to a U.S. domestic company.

Board Committees
The Board of Directors has established four internal Committees to provide it with recommendations and advice: (a) the Control and Risk Committee; (b) the Compensation Committee; (c) the Nomination Committee; and (d) the Sustainability and Scenarios Committee, which replaced the Oil-Gas Energy Committee. Committees under letters (a), (b) and (c) are recommended by the Corporate Governance Code. The composition, duties and operational procedures of these committees are governed by their own rules, which are approved by the Board, in compliance with the criteria outlined in the Corporate Governance Code.

The Committees are composed of no fewer than three members and, in any case, less than a majority of members of the Board. The composition is described in the following sections pertaining each committee.

All Board Committees report to the Board of Directors, at least once every six months, on activities carried out. In the exercise of their functions, the Committees have the right to access any information and Company functions necessary to perform their duties. They are also provided with adequate financial resources, in accordance with the terms established by the Board of Directors, and can avail themselves of external advisers.

The Chairman of the Board of Statutory Auditors or a Statutory Auditor designated by him, participates in Control and Risk Committee meetings and may participate in other Committees’ meetings. Furthermore, Committees may invite other persons to attend the meetings in relation to individual items on the agenda.

The CEO and the Chairman can attend the meetings of the Nomination Committee and of the Sustainability and Scenarios Committee. Furthermore, they can attend Control and Risk Committee meetings, except when the meetings are addressing issues regarding them. Finally, they can attend Compensation Committee meetings upon the invitation of its Chairman, except when the meetings are examining proposals regarding their remuneration.

The Board Secretary and Corporate Governance Counsel coordinates the secretaries of the Board Committees, receiving at this end information on the items in the Committees’ agendas, the notices of the meetings, as well as their signed minutes.

Minutes of all committee meetings are drafted by their respective secretaries. The current members of the Control and Risk Committee, Compensation Committee, Nomination Committee and Sustainability and Scenarios Committee were appointed by the Board of Directors on May 9, 2014.

Compensation Committee
Members: Pietro A. Guindani (Chairman), Karina Litvack, Alessandro Lorenzi and Diva Moriani.

The Compensation Committee is made up of non-executive, independent Directors. All the members possess adequate professional requirements and expertise for carrying out the duties assigned to the Committee. In particular, at his appointment, the Director Guindani was identified by the Board as the member with "adequate knowledge and experience in finance or remuneration policies" as recommended by the Corporate Governance Code.

Established by the Board of Directors for the first time in 1996, in accordance with the By-laws, the Committee provides recommendations and advice to the Board of Directors. More specifically, the Committee: a) submits to the Board of Directors for its approval the Remuneration Report and, in particular, the Remuneration Policy for Directors and Managers with strategic responsibilities to be presented to the Shareholders’ Meeting called to approve the financial statements, as provided for by applicable law; b) presents proposals for the remuneration of the Chairman of the Board and the Chief Executive Officer, covering the various forms of compensation and benefits awarded; c) presents proposals for the remuneration of members of the Board’s internal committees; d) examines the CEO’s indications and presents proposals for: (i) general criteria for the compensation of Managers with strategic responsibilities; (ii) annual and long-term incentive plans, including equity-based plans; and (iii) establishing performance targets and assessing results for performance plans in connection with the determination of the variable portion of the compensation for Directors with delegated powers and with the implementation of incentive plans; e) monitors the execution of Board resolutions regarding remuneration matters; f) periodically evaluates the adequacy, overall consistency and actual implementation of the adopted policy, as described in letter a) above, formulating proposals on the topic for the Board of Directors; g) performs the tasks required under the Company’s procedures for handling related party transactions; h) reports to the Board, at least once every six months and no later than the deadline for the approval of the annual financial statements and the semi-annual financial report, on its activities at the Board Meeting indicated by the Chairman of the Board of Directors; and i) reports through its Chairman or another Committee member designated by the Chairman on its operational procedures to the Shareholders’ Meeting called to approve the financial statements.

During 2014, the Compensation Committee met twelve times, with an attendance rate: (i) of 94% of its members in the four meetings held before the expiration date of the previous Board of Directors (May 8, 2014); and (ii) of 97% of its members in the eight meetings held after the appointment of the current Committee.

In 2014, the main topics discussed during the first part of the year were: (i) the periodical evaluation of the Remuneration Policy conducted in 2013, including defining the proposal guidelines for the 2014 Remuneration Policy; (ii) the definition of the proposal for reviewing the Long-Term Monetary Incentive Plan; (iii) the evaluation of Eni’s 2013 results and determination of the 2014 performance targets for the purposes of the variable Incentive Plans; (iv) the establishment of the proposals regarding the Deferred Monetary Incentive Plan for the CEO and General Manager and for other executives; (v) the examination of the 2014 Remuneration Report; and (vi) the recognition of compensation for retiring Directors with delegated powers at the end of their terms.

Following the renewal of the Board of Directors, on May 28, 2014 the Committee submitted to the Board of Directors a proposal for amending its operating rules. In the same meeting the Committee also submitted to the Board proposals on compensation for Directors with delegated powers for the 2014-2017 term, taking into account the principles and criteria set out in the 2014 Remuneration Report, the resolution approved by the Shareholders’ Meeting for reducing the compensation of Directors with delegated powers in compliance with law, as well as domestic and international market benchmarks for similar positions or roles, while complying with provisions on related parties transactions.

During the second part of the year, the Committee examined the results of the vote of the Shareholder’s Meeting on the 2014 Remuneration Policy, comparing Eni with major Italian listed companies and its peer companies, as well as looking at the Company’s practice of handling relations with shareholders and investors, with emphasis on communication pertaining to compensation issues. The Committee also formulated the proposal concerning the fulfillment ("2014 attribution") of the Long-Term Monetary Incentive Plan for the CEO and General Manager and for critical management personnel. Furthermore, the Committee examined the proposals for the adoption of the new Corporate Governance Code recommendations (July 14, 2014) on compensation and proposed to the Board of Directors that they be fully adopted. The Board resolved to adopt them in December 2014. It also completed an extensive analysis of the system of objectives relating to Eni’s incentive Plans, sharing in particular the criteria for identifying annual and long-term performance indicators (for the Long Term Monetary Incentive Plan) for the purposes of the proposed 2015 Remuneration Policy. Finally, the Committee examined the regulatory framework, Company practices and market practices concerning "clawback" for the purposes of defining the proposed guidelines for the 2015 Remuneration Policy.

The composition and appointment, as well as the duties and operating procedures, of the Committee are governed by the rules approved by the Board of Directors on July 30, 2014, available to the public on the Company’s website.

Control and Risk Committee
Members: Alessandro Lorenzi (Chairman), Andrea Gemma, Karina Litvack and Luigi Zingales.

The Control and Risk Committee is entrusted with supporting, on the basis of an appropriate control process, the Board of Directors in evaluating and making decisions concerning the internal control and risk management system and in approving the annual and semi-annual financial reports. It is entirely made up of non-executive and independent Directors18 who possess the necessary expertise consistent with the duties they are required to perform19.

In particular, at their appointment, the Directors Lorenzi, Litvack and Zingales were identified by the Board as members with "adequate experience in the area of accounting and finance or risk management", as recommended by the Corporate Governance Code.

The Committee advises the Board of Directors and specifically issues its prior opinion: a) and drafts recommendations concerning the guidelines for the internal control and risk management system so that the main risks faced by the Company and its subsidiaries can be correctly identified and appropriately measured, managed and monitored and also supports the Board in determining the degree of compatibility of such risks with the management of the Company in a manner consistent with its stated strategic objectives; b) on the evaluation, performed at least every six months, of the adequacy of the internal control and risk management system, taking account of the characteristics of the Company and its risk profile, as well as its effectiveness. To this end, at least once every six months it reports to the Board of Directors, on the occasion of the approval of the annual and semi-annual financial reports, on its activities and on the adequacy of the internal control and risk management system at the meeting of the Board of Directors indicated by the Chairman of the Board of Directors; c) on the approval, at least once a year, of the Audit Plan prepared by the Senior Executive Vice President of the Internal Audit Department; d) on the description, in the annual Corporate Governance Report, of the main features of the internal control and risk management system, providing its evaluation of the overall adequacy of the system itself; e) on the evaluation of the findings reported by the Audit Firm in any recommendations letter it may issue and in the latter’s report on the main issues arising during the audit; f) on specific aspects concerning the identification of the main risks faced by the Company, as well as on the design, implementation and management of the internal control and risk management system; and g) on the adoption and amendment of the rules on the transparency and the substantive and procedural fairness of transactions with related parties and those in which a Director or Statutory Auditor holds a personal interest or an interest on behalf of a third party, while performing additional duties assigned it by the Board of Directors, including examining and issuing an evaluation on specific types of transactions, except for those relating to compensation.

In addition, the Committee, in assisting the Board of Directors: a) evaluates, together with the officer in charge of preparing financial reports and after having consulted the Audit Firm and the Board of Statutory Auditors, the proper application of accounting standards and their consistency in preparing the Consolidated Financial Statements, prior to their approval by the Board of Directors; b) examines and evaluates the appropriateness of the powers and resources assigned to the officer in charge of preparing financial reports and, as well as for the purposes of overseeing the proper application of accounting standards and their consistency, performs the duties assigned it under the MSG on "Eni’s internal control system over financial reporting", including examining the report on the internal control system for financial reporting prepared by the officer in charge of preparing financial reports at the time of the approval of the consolidated annual and semi-annual financial statements; and c) monitors the independence, adequacy, efficiency and effectiveness of the Internal Audit Department and oversees its activities with respect to the duties of the Board of Directors in this area, and on its behalf, of the Chairman, ensuring that they are performed with the necessary independence and required level of objectivity, competence and professional diligence, in accordance with the Code of Ethics of Eni SpA and international standards.

A favorable opinion of the Committee is required for the approval to the Board on proposals by the Chairman in agreement with the CEO concerning the appointment, the removal and, consistent with the Company’s policies, the structure of the fixed and variable compensation of the Senior Executive Vice President of the Internal Audit Department, as well as on the adequacy of the resources provided to the latter to perform his duties.

The Committee also: a) evaluates, on the occasion of his appointment, whether the Senior Executive Vice President of the Internal Audit Department meets the integrity, professionalism, competence and experience requirements and, on an annual basis, assesses whether they continue to be met; b) examines the results of the audit activities performed by the Internal Audit Department; c) examines the periodic reports prepared by the Senior Executive Vice President of the Internal Audit Department as to whether it contains adequate information on the activities carried out, on the manner in which risk management is conducted and on compliance with risk containment plans, as well as assesses the appropriateness of the internal control and risk management system. It also examines the reports prepared promptly by the Senior Executive Vice President of the Internal Audit Department on events of

(18)	In accordance with the rules of the Control and Risk Committee, the Committee is made up of three to four non-executive Directors, all of whom are independent. Alternatively, the Committee may be made up of non-executive Directors, a majority of whom shall be independent. In the latter case, the Chairman of the Committee shall be chosen from among the independent Directors. In any case, the number of members shall be fewer than the number representing a majority on the Board.
(19)	The Governance system put in place by Eni establishes that at least two members of the Committee – and not just one as recommend by the Corporate Governance Code for listed companies – must possess adequate experience in financial and accounting matters or in risk management, as assessed by the Board of Directors at the time of their appointment.

particular importance; and d) examines the information received from the Senior Executive Vice President of the Internal Audit Department and promptly reports its assessment to the Board of Directors in the case of: (i) significant deficiencies in the system for preventing irregularities and fraudulent acts, and irregularities or fraudulent acts committed by management personnel or by employees that perform important roles in the design or operation of the internal control and risk management system; and (ii) circumstances that may affect the maintenance of the independence of the Internal Audit Department and of auditing activities.

The Committee may also ask the Internal Audit Department to perform audits of specific operational areas, providing simultaneous notice to the Chairman of the Board of Statutory Auditors. The Committee also examines and assesses: (a) communications and information received from the Board of Statutory Auditors and its members regarding the internal control and risk management system, including those concerning the findings of enquiries conducted by the Internal Audit Department in connection with reports received (whistleblowing), including anonymous reports; (b) half yearly reports issued by Eni’s Watch Structure, including in its capacity as Guarantor of the Code of Ethics, as well as the timely updates provided by the Structure, after the updates have been given to the Chairman of the Board and to the CEO, about any particular material or significant situation detected in the performance of its duty; (c) information on the internal control and risk management system, including that provided in the course of periodic meetings with the competent Company structures; and (d) enquiries and reviews concerning the internal control and risk management system carried out by third parties.

Furthermore, the Committee oversees the activities of the Legal Affairs Department in case of judicial inquiries, carried out in Italy and/or abroad, in relation to which the CEO and/or the Chairman of the Company and/or a member of the Board of Directors and/or an Executive reporting directly to the CEO, even if no longer in office, have received a notice of investigation for crimes against the Public Administration and/or corporate crimes and/or environmental crimes, related to their mandate and their scope of responsibility.

The composition and appointment, as well as duties and operational procedures of the Committee, are governed by rules approved by the Board of Directors on July 30, 2014, available to the public at the Company’s website.

Nomination Committee
Members: Andrea Gemma (Chairman), Diva Moriani, Fabrizio Pagani and Luigi Zingales.

The Nomination Committee is made up of non-executive Directors, a majority of whom are independent.

The Committee provides the Board of Directors with recommendations and advice. In particular, the Committee: (a) assists the Board of Directors in formulating any criteria for the appointment of persons indicated in the following letter and of members of the other boards and bodies of Eni’s subsidiaries and associated companies; (b) provides evaluations to the Board of Directors on the appointment of executives and members of the boards and bodies of the Company and of its subsidiaries, proposed by the Chief Executive Officer, whose appointment fall under the Boards’ responsibility and oversees the associated succession plans. Where possible and appropriate, in relation to the shareholding structure, the Committee proposes to the Board of Directors the succession plan for the Chief Executive Officer; (c) acting upon proposal of the Chief Executive Officer, examines and evaluates criteria governing the succession plan for the Company’s key management personnel; (d) proposes candidates to serve as Directors on the Board of Directors in the event one or more positions need to be filled during the course of the financial year (Article 2386, first paragraph, of the Italian Civil Code), ensuring compliance with the requirements on the minimum number of independent Directors and of the percentage reserved for the less represented gender; (e) proposes to the Board of Directors candidates for the position of Director to be submitted to the Shareholders’ Meeting of the Company, taking account of any recommendation received from shareholders, in the event it is not possible to draw the required number of Directors from the slates presented by shareholders; (f) oversees the annual self-assessment program on the performance of the Board of Directors and its Committees, in compliance with the Corporate Governance Code, and on the basis of the results of the self-assessment, provides its opinions to the Board of Directors regarding the size and composition of the Board or its Committees, as well as the skills and professional qualifications it feels should be represented on the same, so that the Board itself can give its opinion to the shareholders prior to the appointment of the new Board; (g) proposes to the Board of Directors the slate of candidates for the position of Director, to be submitted to the Shareholders’ Meeting if the Board decides to opt for the process envisaged in Article 17.3 of the By-laws; (h) in compliance with the Corporate Governance Code, proposes to the Board of Directors guidelines regarding the maximum number of positions of Director or statutory auditor that a Company Director may hold and performs the associated periodic checks and evaluations to be submitted to the Board; (i) periodically verifies that the Directors satisfy the independence and integrity requirements and ascertains the absence of circumstances that would render them incompatible or ineligible; (j) provides its opinion to the Board of Directors on any activities carried out by the Directors in competition with the Company; and (k) reports to the Board of Directors, at least once every six months and no later than the deadline for the approval of the annual financial statements and of the semi-annual financial report, on the activity carried out, as well as on the adequacy of the appointment system, at the Board Meeting indicated by the Chairman of the Board of Directors.

The composition, appointment, duties and operational procedures of the Nomination Committee are governed by rules approved by the Board of Directors on July 30, 2014, available to the public at the Company’s website.

Sustainability and Scenarios Committee
Members: Fabrizio Pagani (Chairman), Andrea Gemma, Pietro A. Guindani and Karina Litvack.

The Sustainability and Scenarios Committee is made up of non-executive Directors, a majority of whom are independent.

The Sustainability and Scenarios Committee provides recommendations and proposals to the Board of Directors on scenarios and sustainability, i.e. the processes, projects and activities aimed at ensuring the Company’s commitment to sustainable development along the value chain, particularly with regard to: the health, well-being and safety of people and communities; the protection of rights; local development; access to energy, energy sustainability and climate change; the environment and efficient use of resources; integrity and transparency; and innovation.

Board of Statutory Auditors
The current Board of Statutory Auditors was appointed by the Ordinary Shareholders’ Meeting of May 8, 2014 for a term of three financial years20. The Board’s term will therefore expire with the Shareholders’ Meeting called to approve the financial statements for the year ending December 31, 2016.

Name	Position	Year first appointed to Board of Statutory Auditors

Matteo Caratozzolo	Chairman	2014
Paola Camagni	Auditor	2014
Alberto Falini	Auditor	2014
Marco Lacchini	Auditor	2014
Marco Seracini	Auditor	2014
Stefania Bettoni	Alternate	2014
Mauro Lonardo	Alternate	2014

Paola Camagni, Alberto Falini, Marco Seracini and Stefania Bettoni (Alternate) were candidates listed in the slate presented by the Ministry of the Economy and Finance; Matteo Caratozzolo (Chairman), Marco Lacchini and Mauro Lonardo (Alternate) were candidates listed in the slate presented by non-controlling shareholders (institutional investors).

The Auditors are appointed by means of a slate voting system: the lists are presented by shareholders representing at least 0.5% of the share capital. Two standing Statutory Auditors and one Alternate Auditor are selected from among the candidates of the non-controlling shareholders. The Chairman of the Board of Statutory Auditors is appointed by the Shareholders’ Meeting from among the Auditors chosen by the non-controlling shareholders.

In accordance with the provisions designed to ensure gender balance, which were applied for the first time in the elections of the Board of Directors and the Board of Statutory Auditors at the Shareholders’ Meeting held on May 8, 2014, one Statutory Auditor and one Alternate Statutory Auditor were drawn from the less represented gender. For the next two elections, one third of the statutory auditors will be drawn from the less represented gender.

The Auditors must satisfy the independence, professional and integrity requirements established by Italian regulations. Article 28 of the By-laws specifies that the professionalism requirements may be fulfilled by having at least three years’ experience in: (i) professional or teaching activities pertaining to commercial law, business economics and corporate finance, or (ii) experience in executive positions in the fields of engineering and geology. U.S. Regulations for Audit Committees require that at least one member of the Board of Statutory Auditors be a financial expert and have adequate knowledge of the functions of the Audit Committee and experience in the analysis and application of generally accepted accounting standards, the preparation and auditing of financial statements and internal control processes.

Pursuant to the Consolidated Law on Financial Intermediation, the Board of Statutory Auditors monitors: (i) compliance with the law and the Company’s By-laws; (ii) observance of the principles of sound administration; (iii) the appropriateness of the Company’s organizational structure for matters within the scope of the Board’s

(20)	Until May 8, 2014 the members of the Board of Statutory Auditors were: Ugo Marinelli (Chairman); Roberto Ferranti (until September 5, 2013); Francesco Bilotti (as of September 5, 2013, Alternate Auditor since 2005); Paolo Fumagalli; Renato Righetti; Giorgio Silva and Maurizio Lauri (Alternate Auditor).

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

In addition, pursuant to Article 19 of Legislative Decree No. 39/2010, in its role as the "internal control and financial auditing committee" the Board of Statutory Auditors oversees the following: (a) the financial reporting process; (b) the efficacy of internal control, internal audit (where applicable) and risk management systems; (c) the auditing of the annual financial statements and Consolidated Financial Statements; and (d) the independence of the external auditor or the Audit Firm, in particular with regard to the provision of non-audit services to the entity subject to financial auditing.

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

In particular, pursuant to Article 19, paragraph 1, letters c) and d) of Legislative Decree No. 39/2010, the Board of Statutory Auditors supervises the auditing activities and the independence of the Audit Firm, verifying compliance with all applicable regulations, as well as the nature and scale of any services other than financial auditing services provided to the Eni Group, either directly or through companies belonging to its network.

In accordance with law, the Board of Statutory Auditors presents the results of its supervisory activity in a report to the Shareholders Meeting. This report is made available in its entirety to the public within the time limits applicable to the financial statements.

On March 22, 2005, the Board of Directors, electing the exemption granted by the U.S. Securities and Exchange Commission applicable to foreign issuers listed on the regulated U.S. markets, designated the Board of Statutory Auditors as the body that, as of June 1, 2005, would perform, to the extent permitted under Italian regulations, the functions attributed to the Audit Committee of foreign issuers by the Sarbanes-Oxley Act and U.S. SEC rules. On June 15, 2005, the Board of Statutory Auditors approved the internal rules concerning its performance of the duties assigned to it under that U.S. legislation, the text of which is available on Eni’s website. The key functions performed by the Board of Statutory Auditors acting as an audit committee as provided for by U.S. SEC rules are as follows:
•	evaluating the offers submitted by external Auditors for their engagement and providing a reasoned recommendation to the Shareholders’ Meeting concerning the engagement or removal of the external Auditor;
•	overseeing the work of the external Auditor engaged to audit the accounts or performing other audit, review or certification services;
•	making recommendations to the Board of Directors on the resolution of disagreements between management and the auditor regarding financial reporting;
•	approving the procedures for: a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
•	approving the procedures for the pre-approval of specifically identified admissible non-audit services and examining the disclosures on the execution of the authorized services;
•	evaluating requests to use the external auditor firm engaged to perform audit services for admissible non-audit services and providing its opinion to the Board of Directors;
•	examining the periodical reports from the external auditor relating to: a) all critical accounting policies and practices to be used; b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and c) other material written communication between the external auditor and management;
•	examining reports from the CEO and the CFO concerning any significant deficiency in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and any material weakness in internal controls; and
•	examining reports from the CEO and the CFO concerning any fraud that involves management or other employees who have a significant role in the Company’s internal controls.

The Board of Statutory Auditors, in the performance of its duties, is supported by Company’s departments, in particular the Internal Audit Department and the Administrative and Financial Statement Department.

Eni Watch Structure and Model 231
In accordance with the Italian regulations concerning the "administrative liability of legal entities deriving from criminal offences", contained in Legislative Decree No. 231 of June 8, 2001 (henceforth, "Legislative Decree No. 231/2001"), legal entities, including corporations, may be held liable – and consequently fined or subject to prohibitions – in relation to certain crimes attempted or committed in Italy or abroad in the interest or for the benefit of the Company by individuals in high-ranking positions and/or persons managed or supervised by an individual in a high-ranking position. The companies may, in any case, adopt organizational, management and control models designed to prevent these crimes. With respect to this issue, Eni SpA’s Board of Directors – in its Meetings of December 15, 2003 and January 28, 2004 – approved an organizational, management and control model pursuant to Legislative Decree No. 231 of 2001 (Model 231) and created the Watch Structure. Moreover, as a result of changes in the Italian legislation governing the matter and of the Company’s organizational structures, on March 14, 2008, the Board of Directors updated Model 231 and adopted Eni’s Code of Ethics – replacing the previous version of the Eni Code of Conduct of 1998 – which represents a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes internally and externally in order to ensure that all business activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of all stakeholders with which Eni relates on an ongoing basis. These include shareholders, employees, suppliers, customers, commercial and financial partners, and the local communities and institutions of the countries where Eni operates. Most recently, the Board of Directors, in its meetings of April 10 and May 28, 2014, updated the Model 231 to incorporate all the types of crimes relevant to the Company pursuant to Legislative Decree No. 231 of 2001.

The synergies between the Code of Ethics – an integral part and essential general principle of Model 231 – and Model 231 are highlighted by the assignment, to the Eni Watch Structure, of the function of Guarantor of the Code of Ethics. The composition of the Eni Watch Structure, initially composed of only three members, was modified in 2007 with the inclusion of two external members, one of whom was appointed as Chairman of the Eni Watch Structure selected among academics and professionals of proven authority and expertise in economic and business management issues. At present, the Watch Structure of Eni SpA is composed of three external members and three internal members. The internal members are the Chief Legal & Regulatory Officer; the Senior Vice President Relations with Entrepreneurial Associations Coordination and the Senior Executive Vice President Internal Audit of the Company. On May 28, 2014, the Board of Directors, with the favorable opinion of the Board of Statutory Auditors, appointed the current members of the Watch Structure.

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

Court of Auditors (Corte dei conti)
The financial management of Eni is subject to the control of the Court of Auditors in order to preserve the integrity of the public finances. Until December 22, 2014 this task was carried out by the Magistrate of the Court of Auditors, Raffaele Squitieri, on the basis of the resolution approved on October 28, 2009 by the Presidential Council of the Court of Auditors. On the basis of the resolution approved on December 22, 2014, the Presidential Council of the Court of Auditors appointed Adolfo Teobaldo De Girolamo. The Magistrate of the Court attends the meetings of the Board of Directors, of the Board of Statutory Auditors and of the Control and Risk Committee.

Employees

As of December 31, 2014, Eni had a total of 84,405 employees, with an increase of 518 employees, or up by 0.6% from December 31, 2013, which reflects an increase of 1,673 employees working outside Italy and a decrease of 1,155 employees in Italy.

2012 (1)	2013	2014

(number)
Exploration & Production	11,304	12,352	12,777
Gas & Power (2)	4,836	4,616	4,228
Refining & Marketing	8,608	8,438	6,774
Chemicals	5,668	5,708	5,443
Engineering & Construction	43,387	47,209	49,559
Other activities	871	818	726
Corporate and financial companies	4,731	4,746	4,898
	79,405	83,887	84,405

(1)	The numbers for 2012 have been restated following the adoption of IFRS 11.
(2)	Following the deconsolidation of Snam in 2012, employees of the Gas & Power business segment include Marketing and International transport activities.

The table below sets forth Eni’s employees as of December 31, 2012, 2013 and 2014 in Italy and outside Italy:

2012 (1)	2013	2014

(number)
Exploration & Production	Italy	3,933	4,133	4,534
	Outside Italy	7,371	8,219	8,243
		11,304	12,352	12,777
Gas & Power (2)	Italy	2,126	2,178	1,980
	Outside Italy	2,710	2,438	2,248
		4,836	4,616	4,228
Refining & Marketing	Italy	6,098	5,909	4,897
	Outside Italy	2,510	2,529	1,877
		8,608	8,438	6,774
Chemicals	Italy	4,606	4,615	4,476
	Outside Italy	1,062	1,093	967
		5,668	5,708	5,443
Engineering & Construction	Italy	5,186	5,136	5,016
	Outside Italy	38,201	42,073	44,543
		43,387	47,209	49,559
Other activities	Italy	871	818	726
	Outside Italy
		871	818	726
Corporate and financial companies	Italy	4,577	4,589	4,594
	Outside Italy	154	157	304
		4,731	4,746	4,898
Total	Italy	27,397	27,378	26,223
	Outside Italy	52,008	56,509	58,182
		79,405	83,887	84,405
of which senior managers		1,504	1,505	1,503

(1)	The numbers for 2012 have been restated following the adoption of IFRS 11.
(2)	Following the deconsolidation of Snam in 2012, employees of the Gas & Power business segment include Marketing and International transport activities.

Share ownership

As of February 28, 2015, the cumulative number of shares owned by Eni’s Directors, Statutory Auditors and Senior Managers was 258,462 less than 0.1% of Eni’s share capital outstanding as of the same date. Eni issues only ordinary shares, each bearing one-vote right; therefore shares held by those persons have no different voting rights. The breakdown of share ownership for each of those persons is provided below.

Name	Position	Number of shares owned

Board of Directors
Emma Marcegaglia	Chairman	53,894
Claudio Descalzi	CEO	39,455
Luigi Zingales	Director	2,000
Board of Statutory Auditors		5,000
Senior Managers		158,113

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Ministry of Economy and Finance controls Eni as a result of shares held directly and indirectly through Cassa Depositi e Prestiti SpA (CDP), in which the Ministry of Economy and Finance holds a 80.10% stake.

As of March 16, 2015, the total amount of Eni SpA’s voting securities owned by these shareholders was:

Title of class	Number of shares owned	Percent of class

Ministry of Economy and Finance	157,552,137	4.34
Cassa Depositi e Prestiti SpA	936,179,478	25.76

The following table shows the percentage of Eni’s share capital owned directly or indirectly by subjects that as of March 16, 2015, have notified that their holding exceeds the threshold of 2% pursuant to Article 120 of Italian Consolidated Law on Financial Intermediation and to Consob Resolution No. 11971/99 (Consob Regulations on Issuers).

Title of class	Percent of class

People’s Bank of China	2.102

Decree Law No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012, modified Italian legislation governing the special powers of the Italian State to comply with European rules. The prior provisions (Article 2 of Decree Law No. 332/1994 ratified by Law No. 474/1994 and its implementing decrees), as well as the provisions of the By-laws which were inconsistent with the new rules, were repealed by the last of the implementing ministerial regulations in the areas of energy, transport and communications, which have been in force since June 7, 2014. Consequently, provisions of Article 6.2 of Eni’s By-laws concerning the special powers of the Italian State have ceased to be in effect. See “Item 10 – Additional information – Limitations on changes in control of the Company (Special Powers of the Italian State)”. As of March 27, 2015, there were 28,264,329 ADRs outstanding, each representing two Eni ordinary shares, corresponding to approximately 1.6% of Eni’s share capital. See “Item 9 – The offer and the listing”.

Related party transactions

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non-consolidated subsidiaries and affiliates, as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties and their impact on consolidated earnings and cash flow, and on the Group’s assets and financial condition are reported in “Item 18 – note 44 of the Notes on Consolidated Financial Statements”.

Item 8. FINANCIAL INFORMATION

Consolidated Statements and other financial information

See "Item 18 – Financial Statements".

Legal proceedings

Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will likely not have a material adverse effect on Eni’s consolidated financial statements.

For a description of legal proceedings in which Eni is involved and which may affect Eni’s financial position and results of operations see "Item 18 – note 36 of the Notes on Consolidated Financial Statements".

Dividends

Eni’s future dividend policy, as well as the sustainability of the dividends that the Company is planning to distribute over the next four years, will depend upon a number of factors including future levels of profitability and cash flow provided by operating activities, a sound balance sheet structure, capital expenditures and development plans, in light of the "Risk factors" set out in Item 3 and the oil price scenario adopted by management described in "Item 5 – Management’s expectations of operations". The parent company’s net profit and, therefore, the amounts of earnings available for the payment of dividends will also depend on the level of dividends received from Eni’s subsidiaries. Due to a deeply changed oil price environment and in order to preserve the Group balance sheet, management decided to rebase the dividend and is planning to pay a dividend of euro 0.8 per share for fiscal year 2015. From 2016 onwards taking into account an expected improvement in the oil price scenario and the planned improvements in the Group cash flow due to the implementation of our value-generation strategy in Exploration & Production and the turnaround of our Gas & Power, Refining & Marketing and Chemical segments, management intends to assess its progressive dividend policy which contemplates an increasing dividend at a rate which is expected to be set taking into account Eni’s underlying earnings and cash flow growth, as well as capital expenditure requirements and the targeted financial structure. This dividend policy is based on management’s planning assumptions for oil prices at 55 $/BBL in 2015 and a gradual recovery in the subsequent years up to our long-term case of 90 $/BBL in 2018, as well as the risk factors described in Item 3 and the other planning assumptions and initiatives described in "Item 5 – Management’s expectations of operations".

At the Annual Shareholders’ Meeting scheduled on May 13, 2015, management intend to propose the distribution of a dividend of euro 1.12 per share for fiscal year 2014, of which euro 0.56 was paid as interim dividend in September 2014. Total cash outlay for the 2014 balance dividend is expected at approximately euro 2 billion (whereas euro 2 billion were distributed in September 2014) if the Annual Shareholders’ Meeting approves the annual dividend. In future years, management expects to continue paying interim dividends for each fiscal year, with the balance to the full-year dividend to be paid in each following year. For further information about the Company’s dividend policy see "Item 5 – Management’s expectations of operations".

Significant changes

See "Item 5 – Recent developments" for a discussion of significant events occurred after 2014 year end up to the latest practicable date.

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

MTA	New York Stock Exchange

High	Low	High	Low

(euro per share)	(US$ per ADR)
Year ended December 31,
2010	18.560	14.610	53.890	35.370
2011	18.420	12.170	53.740	32.980
2012	18.700	15.250	49.440	36.850
2013	19.480	15.290	52.120	40.390
2014	20.410	13.290	55.300	32.810
2013
First quarter	19.480	17.010	52.120	44.360
Second quarter	18.980	15.290	48.960	40.390
Third quarter	17.950	15.710	48.500	40.660
Fourth quarter	18.650	16.300	50.800	44.920
2014
First quarter	18.210	16.250	50.170	43.790
Second quarter	20.040	17.970	54.900	49.210
Third quarter	20.410	18.070	55.300	46.750
Fourth quarter	18.610	13.290	46.480	32.810
2015
First quarter (to March 27, 2015)	16.680	13.370	37.690	31.960
Month of
October 2014	18.610	15.860	46.480	40.760
November 2014	17.200	16.070	42.640	39.190
December 2014	15.870	13.290	39.220	32.810
January 2015	15.220	13.370	34.980	31.960
February 2015	16.680	15.090	37.690	34.080
March 2015 (through March 27, 2015)	16.580	15.240	37.020	32.190

Since January 18, 2012, the Bank of New York Mellon (the "Depositary") functions as depositary bank issuing ADRs pursuant to a deposit agreement (the "Deposit Agreement") among Eni, the Depositary and the beneficial owners ("Beneficial Owners") and registered holders from time to time of the ADRs issued hereunder.

As of March 27, 2015, there were 28,264,329 ADRs outstanding, representing 56,528,658 ordinary shares or approximately 1.6% of all Eni’s shares outstanding, held by 118 holders of record (including the Depository Trust Company) in the United States, 116 of which are U.S. residents. Since certain of such ADRs are held by nominees, the number of holders may not be representative of the number of Beneficial Owners in the United States or elsewhere.

The Shares are included in the FTSE MIB Index (the "FTSE MIB"), the primary benchmark index for the Italian stock market. Capturing approximately 80% of the domestic market capitalization, the FTSE MIB measures the performance of 40 highly liquid, leading companies across leading industries listed on MTA and the Investment Vehicles Market (MIV) and seeks to replicate the broad sector weights of the Italian stock market. The constituents of the FTSE MIB are selected based on market capitalization of free-float shares and liquidity. The FTSE MIB is market cap-weighted after adjusting constituents for float. Since June 1, 2009, the FTSE MIB (previously S&P/MIB Index) is the principal indicator used to track the performance of the Italian stock market and is the basis for future and option contracts traded on the Italian Derivatives Market (IDEM) managed by Borsa Italiana. The Shares are the first largest component of the FTSE MIB, with a weighting of approximately 13%, as established by FTSE after the quarterly rebalancing for FTSE MIB effective March 23, 2015.

Trading in the MTA is allowed in any quantity of the Shares, as well as other financial instruments. Where necessary, Borsa Italiana may specify a minimum lot for each financial instrument. Since March 28, 2000, a three-day rolling cash settlement applied to all trades of equity securities in Italy. Beginning from October 6, 2014, a two-day rolling cash settlement applies to all trades of equity securities in Italy. In addition, futures and options contracts on the Shares are traded on IDEM and securitized derivatives based on the Shares are traded on the Italian Securitized Derivatives Market (SeDeX). IDEM facilitates the trading of futures and options contracts on index and shares issued by companies that meet certain required capitalization and liquidity thresholds. SeDeX is the Borsa Italiana electronic regulated market where it is possible to trade securitized derivatives (for instance, covered warrants and certificates).

Borsa Italiana disseminates daily market data and news for each listed security, including volume traded and high and low prices. At the end of each trading day an "official price", calculated as the weighted average price of the total volume of each security traded in the market during the session without taking into account the contracts concluded with cross trades and block trades, and a "reference price", calculated as the closing auction price, are reported by Borsa Italiana. For the purposes of the automatic control of the regularity of trading on MTA, the following price variation limits shall apply to contracts concluded on shares making up the FTSE MIB, effective December 22, 2014: (i) ± 5.0% (or such other amount established by Borsa Italiana in the "Guide to the Parameters" for trading on the regulated markets organized and managed by Borsa Italiana) with respect to the static price (the static price shall be the previous day’s reference price, in the opening auction, or the auction price, in the continuous trading phase); and (ii) ± 3.5% (or such other amount established by Borsa Italiana in the "Guide to the Parameters") with respect to the dynamic price (the price of the last contract concluded during the continuous trading phase). Where the price of a contract that is being concluded exceeds one of the price variation limits referred to above, trading in that security will be automatically suspended and a volatility auction phase begun for a certain period of time.

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

The full text of Eni’s By-laws is attached as an exhibit to this Annual Report (last amended on November 20, 2014). See "Exhibit 1".

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

For further information on Directors’ duties and responsibilities and, in particular, the role of the Chairman see "Item 6 – Board of Directors’ duties and responsibilities".

Interests in Company’s transactions
As provided by the Italian Civil Code, when a Director retains a personal interest or an interest on behalf of third parties in Company transactions, he shall disclose it to the Board of Directors and to the Board of Statutory Auditors, specifying the nature, terms, origin and extent of such interest. Based on this provision and in compliance with the Consob ("Commissione Nazionale per le Società e la Borsa" is the public authority responsible for regulating the Italian financial markets) regulation on transactions with related parties (the "Consob Regulation"), the Board of Directors – on November 18, 2010 – unanimously approved the Management System Guidelines "Transactions involving interests of Directors and Statutory Auditors and transactions with related parties"21 ("MSG"), which has been in effect from January 1, 201122 to ensure the transparency and substantial and procedural fairness of transactions with related parties and with parties that are of interest to Eni’s Directors and Statutory Auditors, carried out by Eni itself or its subsidiaries. This MSG and the subsequent amendments received the preliminary favorable opinion, expressed unanimously, of the Control and Risk Committee, composed entirely of independent Directors as per the requirements set out in the Corporate Governance Code, which Eni has adopted, and in accordance with the Consob Regulation. The MSG sets out monitoring and evaluation requirements for the preliminary phase and for carrying out a transaction with a party in which a Director or Statutory Auditor has an interest. In this regard, both in the preliminary and deliberation phase, a thorough, documented examination of the reasons for the transaction, highlighting the Company’s interest in carrying it out and the soundness and fairness of the underlying terms, is required. Directors involved in matters subject to Board resolution normally shall not participate in the relevant discussion and decision and must leave the room during these procedures. If the person involved is the Chief Executive Officer and the transaction falls under his duties, he shall in any case abstain from taking part in the transaction and shall entrust the matter to the Board of Directors (as provided by Article 2391 of the Italian Civil Code). In any case, if the transaction is the responsibility of the Board of Directors of Eni, a non-binding opinion from the Control and Risk Committee is required.

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

Compensation
Directors’ compensation shall be determined by the Shareholders’ Meeting, as required by Italian law, while the compensation of Directors assigned particular duties in accordance with the By-laws (such as the Board Chairman and the CEO), or that participate in Board Committees, shall be determined by the Board of Directors, upon the proposal of the Compensation Committee, after consultation with the Board of Statutory Auditors (for more details about the compensation policy in 2014, see "Item 6 – Compensation").

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

(21)	The Board of Directors modified this Management System Guideline on January 19, 2012.
(22)	This MSG replaced the previous regulation issued by the Board of Directors on the matter on February 12, 2009. The new provisions regarding information to be provided to the public, under both the Consob Regulation and the MSG, have been applied since December 1, 2010.

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

Voting rights
The general provisions on share "voting rights" are described at the paragraph "Shareholders’ Meeting" below. In relation to the appointment of the Board of Directors (Eni’s Board is not a "staggered board") and the Board of Statutory Auditors (see Item 6), Eni’s By-laws provide for a slate voting system. In particular, pursuant to Article 17 of the By-laws and in accordance with applicable law, slates may be presented both by shareholders, either severally or jointly, representing at least 1% of the share capital, or any other threshold established by Consob in its regulation (at January 2014 Consob established a threshold of 0.5%), or by the Board of Directors. Each shareholder may, severally or jointly, submit and vote on a single slate only.

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

Shareholders’ Meeting

The Shareholders’ Meeting resolves on the issues set forth by applicable law and Eni’s By-laws, in "ordinary" or "extraordinary" form. Resolutions of ordinary and extraordinary Shareholders’ Meetings in first, second or third call must be passed with the majorities required by law in each case. The ordinary and the extraordinary Shareholders’ Meeting are normally held after a single call, with the majorities required by law in this case.

Shareholders’ Meetings shall normally be held at the Company’s registered office, unless otherwise decided by the Board of Directors, provided however they are held in Italy.

The Shareholders’ Meeting shall be called by way of a notice published on the Company website, as well as in accordance with the procedures specified in Consob regulations, by the statutory deadlines and in accordance with applicable law. The notice calling the meeting, the content of which is defined by the law and Eni’s By-laws, contains all the information for attending and voting at the meeting, including information on proxy voting and voting by correspondence (the information is also available on the Company’s website) and, if envisaged, it may include instructions for participating in the Shareholders’ Meeting by means of telecommunication systems, as well as exercising the right to vote by electronic means. By the same date of the publication of the notice calling the Meeting, the Board of Directors shall make a report on each of the items on the agenda available to the public at the Company’s registered office, on the Company’s website and by other means envisaged by Consob regulations. Specific legal provisions may require other terms of publication of the Board of Directors report (i.e. in case of extraordinary transactions). An ordinary Shareholders’ Meeting shall be called at least once a year, within 180 days of the end of the Company’s financial year (on December 31), to approve the financial statements, since the Company is required to draw up Consolidated Financial Statements.

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

Those persons who are entitled to vote may appoint a party to represent themselves at the Shareholders’ Meeting by means of a written proxy or in electronic form in the manner set forth by current law. Electronic notification of the proxy may be made through a special section of the Company website as indicated in the notice calling the Meeting. In order to simplify proxy voting by shareholders who are employees of the Company or of its subsidiaries and belong to shareholders’ associations that meet applicable statutory requirements, locations for communications and collection of proxies shall be made available in accordance with the terms and conditions agreed from time to time with the legal representatives of said associations.

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

In accordance with Article 6 of the By-laws, and in application of the special rules pursuant to Article 323 of Decree Law No. 332 of May 31, 1994, ratified with amendments by Law No. 474 of July 30, 1994 (Law No. 474/1994), no shareholder may hold, in any capacity, directly or indirectly, more than 3% of the Company’s share capital. Any voting rights and any other non-financial rights attached to shares held in excess of the maximum limit indicated above may not be exercised and the voting rights of each shareholder to whom such limit applies shall be reduced in proportion, unless otherwise jointly specified in advance by the parties involved.

Pursuant to Article 32 of the By-laws and the above mentioned provision of law, shareholdings owned by the Ministry of the Economy and Finance, public entities or organizations controlled by them are exempt from this ban.

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

Limitation on changes in control of the Company (Special Powers of the Italian State)

Decree Law No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012, modified Italian legislation governing the special powers of the Italian State to comply with European rules. The prior provisions (Article 2 of Decree Law No. 332/1994, ratified by Law No. 474/1994 and its implementing decrees), as well as the provisions of the By-laws which were inconsistent with the new rules, were repealed by the last of the implementing ministerial regulations in the areas of energy, transport and communications. These ministerial regulations (Decree of the President of the Italian Republic No. 85 of March 25, 2014), identifying strategic assets in the energy, transportation and communications sectors, have been in force since June 7, 2014. Consequently, provisions of Article 6.2 of Eni’s By-laws concerning the special powers of the Italian State have ceased to be in effect. The Board of Directors, at its meeting of November 20, 2014, amended the By-laws by deleting clauses on the special powers.

The new special powers no longer apply to specific State-controlled companies, identified by name, but to companies that hold strategic assets vital to the interests of the Italian State as defined by the above mentioned ministerial regulations. The new special powers briefly include: (a) veto power (or the power of imposing conditions or requirements) over transactions involving strategic assets that could result in a situation, not regulated by Italian or EU laws, that threatens serious injury to interests regarding networks and systems security, as well as continuity of supply; and (b) power of attaching conditions or opposing the acquisition of control of a company that holds strategic assets by an entity outside of the EU, when such an acquisition may result in a threat of serious injury to the above mentioned essential interests of the Italian State.

The legislation governing the new special powers of the Italian State provides for a general rule that the acquisition, for any reason, by an entity outside of the EU of stock of company that holds strategic assets be allowed on condition of reciprocity, in compliance with international agreements signed by Italy or the EU. These powers are exercised exclusively on the basis of objective and non-discriminatory criteria.

Albeit with some amendments, the provisions regarding the stock ownership limitations and voting rights restrictions pursuant to Article 3 of Law No. 474/1994 are still in force.

In order to “promote privatization and the spread of investment in shares” of companies in which the Italian State has a significant shareholding, Article 1, paragraphs 381 to 384 of Law No. 266 of 2005 (2006 Financial Law) introduced the power to add provisions to the By-laws of privatized companies primarily controlled by the Italian State, like Eni, which allow shares or participating financial instruments to be issued that grant the special meeting of its holders the right to request that new shares, even at par value, or new financial instruments be issued to them with the right to vote in ordinary and extraordinary Shareholders’ Meetings. Making this amendment to the By-laws would lead to the shareholding limit referred to in Article 6.1 of the By-laws being removed. At the present time, however, Eni’s By-laws do not contain any of such provisions.

Shareholder ownership thresholds

There are no By-law provisions governing the disclosure of the ownership threshold because the matter is regulated by Italian law. Pursuant to the Consolidated Law on Finance24 and Consob Regulation25, any direct or indirect

(23)	This provision has been modified by the Decree Law No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012. For more details see the paragraph "Limitation on changes in control of the Company (Special Powers of the Italian State)" below.
(24)	Legislative Decree No. 58 of February 24, 1998, with specific reference to Articles 120-122.
(25)	Article 117 of Consob Decision No. 11971/1999 and subsequent amendments.

holding in the voting shares of an Italian listed company in excess of 2%26, 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6%, 90% and 95% must be notified to the investee company and to Consob. The same disclosure requirements refer to holdings that drop below one of the specified thresholds. Such declarations shall be made within five trading days of the date of the transaction triggering the obligation to notify, regardless of the date on which it is carried out, using the forms contained in Annex 4A to the above mentioned Regulation.

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

The limit referred to as 2% is increased to 5% (or to 10% if the issuer is a small or medium enterprise as per Article 1, letter w-quater.1 of the Consolidated Law on Finance) if the threshold is exceeded by both companies subsequent to an agreement authorized in advance by the ordinary shareholders’ meetings of the companies concerned.

If a person holds an interest exceeding the afore mentioned threshold of a listed company, such listed company or any entity controlling such listed company may not acquire an interest exceeding such a limit in a listed company controlled by the former. If the foregoing limit is exceeded, the person who last exceeded the foregoing limit (or both holders, if it is not possible to ascertain which of the two persons was the last to exceed the limit) may not exercise the voting rights attached to the shares exceeding the foregoing limit. In the event of non-compliance, the voting rights attached to the shares held in excess of the limit specified shall be suspended and any resolution or act adopted with the contribution of the relevant shares may be challenged under the Italian Civil Code. The limitations described above are not applicable in the case of a takeover bid or exchange tender offer to acquire at least 60% of the ordinary shares of a listed company.

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

Share capital increases are resolved by a shareholders’ resolution at an extraordinary Shareholders’ Meeting. Under Italian law, shareholders have a pre-emptive right to subscribe newly issued shares and corporate bonds convertible into shares in proportion to their respective shareholdings. If the Company’s interest so requires, the pre-emptive right may be waived or limited by the shareholders’ resolution authorizing the share capital increase. The shareholders’ pre-emptive right is also waived if the shareholders’ resolution authorizing the share capital increase provides for the subscription of new issues of shares in the form of contributions in-kind.

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

(27)	Autorità garante per la concorrenza e il mercato (AGCM - www.agcm.it).

Income tax
Dividends received by Italian resident individuals in relation to interest exceeding 2% of the voting rights or 5% of the share capital ("substantial interest") are included in the taxable income subject to personal income tax to the extent of 49.72% of their amount. Personal income tax applies at progressive rates ranging from 23% to 43% plus local surtaxes. Dividends received by Italian resident individuals in relation to non-substantial interest not related to the conduct of a business are subject to a substitute tax of 26% withheld at the source by the dividend paying agent. This being the case, the dividend is not to be included in the individual’s tax return. If the non-substantial interest is related to the conduct of a business, dividends received in respect of 2014 profits are included in the taxable business income for 49.72% of their amount.

Despite the above statement, dividends are included in the taxable income at 40% to the extent they relate to un distributed profit of 2007 and previous years.

Dividends received by Italian investment funds, foreign open-ended investment funds authorized to market their securities in Italy pursuant to the Law Decree June 6, 1956, No. 476, converted into Law July 25, 1956, No. 786, and società di investimento a capitale variabile (SICAV) are not subject to substitute tax but are included in the aggregate income of the investment fund or SICAV. The investment fund or SICAV will not be subject to tax on the dividends. A withholding tax of 26% may apply on income of the investment fund or SICAV derived by unitholders or shareholders through distribution and/or upon redemption or disposal of the units and shares.

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

Dividends received by a pension fund (subject to the regime provided for by Article 17 of the Italian Legislative Decree No. 252 of December 5, 2005) and deposited with an authorized intermediary, will not be subject to substitute tax, but must be included in the result of the relevant portfolio accrued at the end of the tax period, to be subject to a 20% substitute tax.

Dividends paid to non-Italian residents are subject to the same substitute tax levied at source by the dividend paying agent at the rate of 26%, provided that the interest is not connected to an Italian permanent establishment.

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

Under the tax treaty between the United States and Italy, dividends derived and beneficially owned by a U.S. resident who holds less than 25% of the Company’s shares are subject to an Italian withholding or substitute tax at a reduced rate of 15%, provided that the interest is not effectively connected with a permanent establishment in Italy through which the U.S. resident carries on a business or a fixed establishment in Italy through which such U.S. resident performs independent personal services (for further details please refer to the relevant provisions set forth in the Italy U.S. Tax Treaty). In the absence of such conditions, the dividend paying agent will deduct from the gross amount of the dividend the substitute tax at the statutory rate of 26%. Based on the certification procedure required by the Italian Tax Authorities, to benefit from the direct application of the 15% substitute tax the U.S. shareholder must provide the dividend paying agent with a certificate obtained from the U.S. Internal Revenue Service (the IRS) with respect to each dividend payment. The request for this certificate must include a statement, signed under penalty of perjury, attesting that the shareholder is a U.S. resident individual or corporation, and does not maintain a permanent establishment in Italy, and must set forth other required information. The normal time for processing requests for certification by the IRS is normally about six to eight weeks.

Where the Beneficial Owner has not provided the above mentioned documentation, the dividend paying agent will deduct from the gross amount of the dividend the substitute tax at the statutory rate of 26%. The U.S. recipient will then be entitled to claim from the Italian Tax Authorities the difference (treaty refund) between the domestic rate and the treaty one by filing specific forms (certificate) with the Italian Tax Authorities.

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

Profits gained by Italian resident individuals upon the sale of a substantial interest are included in the taxable base subject to personal income tax for 49.72% of their amount, while gains realized upon the sale of non-substantial interest is subject to a substitute tax at a 26% rate.

For gains deriving from the sale of non-substantial interest, two different systems may be applied at the option of the shareholder as an alternative to the filing of the tax return:
•	the so-called "administered savings" tax regime (risparmio amministrato), based on which intermediaries acting as shares depositaries shall apply a substitute tax (26%) on each gain, on a cash basis. If the sale of shares generated a loss, said loss may be carried forward up to the fourth following year; and
•	the so-called "portfolio management" tax regime (risparmio gestito) which is applicable when the shares form part of a portfolio managed by an Italian asset management company. The accrued net profit of the portfolio is subject to a 26% substitute tax to be applied by the portfolio.

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

Financial Transactions Tax
Italian Law No. 228 of December 24, 2012 has introduced a Financial Transactions Tax which applies to the transfer of shares, ADR and other financial instruments issued by companies resident in Italy. The tax rate applicable is 0.10% for ADR negotiated in regulated markets (like the NYSE).

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
(c)	6 per cent: if the transfer is made to relatives up to the fourth degree, to persons related by direct affinity, as well as to persons related by collateral affinity up to the third degree; and
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

Documents on display

Eni’s Annual Report and Accounts and any other document concerning the Company are also available online on the Company website at: http://www.eni.com/en_IT/documentation/documentation.page?type=bil-rap.

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

During 2013, the above mentioned centralized model for the execution of financial derivatives has been ring-fenced in light of the relevant new financial regulations which became effective (EMIR/Dodd Frank). Eni’s activities are in compliance with regulatory requirements for execution of financial derivatives on European and non European Regulated Markets, on Multilateral Trading Facilities, on Organized Trading Facilities or bilaterally with OTC counterparties.

In addition to the reinforcement of the centralized execution model, as required by the new financial regulation, in 2013 the EMIR concepts of "risk reducing" and "non-risk reducing" derivatives were introduced. Activities in financial derivatives were thus classified in order to clearly: (a) isolate ex ante non-risk reducing activities; (b) define a priori the types of OTC derivative contracts included in the hedging portfolios and the eligibility criteria, and stating that the transactions in contracts included in the hedging portfolios are limited to covering risks directly related to commercial or treasury financing activities; and (c) provide for a sufficiently disaggregate view of the hedging portfolios in terms of for example asset class, product and time horizon, in order to establish the direct link between the portfolio of hedging transactions and the risks that this portfolio seeks to hedge. A derivative can be qualified a risk reducing instrument when, by itself or in combination with other derivative contracts (so-called macro or portfolio hedging) it: (i) directly or through closely correlated instruments (so-called proxy hedging) covers the risks arising from potential changes in value, direct or caused by fluctuation of interest rates, inflation rates, foreign exchange rates or credit risk, of different assets under Eni control or that Eni will have under its controls in the normal course of business or; (ii) qualifies as a hedging contract pursuant to IFRS.

Use of financial derivatives (in euro or currencies different from euro) is allowed with the following risk reducing purposes:
•	Back to back: includes market risk-free instruments that are negotiated in accordance to an execution criteria and normally settled with an intermediation fee. They normally comply with hedge accounting requirements or own use exemption. These are transaction-based activities characterized by a substantial absence of market risk. A hedging instrument can be considered back to back when the financial derivative is structured as to match as much as possible asset class, size and maturity of the hedged position. As a result the combination of the hedged item, normally a single asset/contract or an order received by mean of an internal derivative, and the hedging instrument, i.e. the financial derivative, is substantially market risk free or is exposed only to a basic risk related to the ineffective portion of the hedging item. In addition, the hedging item may entail counterparty risk and operational risk. These derivatives are normally accounted for as hedges for financial statement purposes.
•	Flow hedging: flow hedging seeks to optimize Group hedging requirements by pooling different positions retained by the business units and then by entering derivative instruments to hedge net exposures, in accordance to a portfolio basis. A central department processes a continuous flow of orders from the Group various business units and then acts as a single broker on financial markets. Flow hedging is characterized by the lack of direct control by the central broker entity on the received orders, which are normally related to assets managed by the business units. The central broker entity can normally rely on a continuous flow of hedging orders that can be predictable to a large extent, on the basis of the regular hedging programs made by the Group’s business units. The central entity is therefore in the position to net opposite orders, by retaining the level of risk necessary to cover timing, volume and asset class mismatch among orders. The benefits are the maximization of integration across the whole of the Group assets portfolio and the related netting potential, avoiding unnecessary derivatives, thus reducing costs and aggregated notional amounts of hedging programs. Flow hedging is managed on a portfolio basis and is dynamic by nature, since resulting net position is normally adjusted in order to take into account new orders received and maximum allowed exposure, related to timing, volume and asset classes mismatch. Those derivatives are accounted to profit and loss as the hedging of net exposures does not qualify as hedges under IFRS.
•	Asset-backed hedging: is a portfolio-based activity performed to protect assets extrinsic value which is the fair value that a third party would potentially pay to buy the flexibility associated to assets available to the Group. It is normally characterized by a maximum level of market risk related to the size of managed assets and the volatility of underlying commodities. The more flexible is an asset the higher is its extrinsic value that can be normally quantified as an option premium, linked to the price of an underlying commodity, volatility, time, interest rate. In order to protect the value of asset flexibility a business unit may transfer to a central entity part or the whole of asset flexibility or a portfolio of flexibilities and the central entity will hedge such flexibility on financial markets so to lock its value by monetizing it via derivatives. Hedging strategies adopted for asset-backed hedging are normally portfolio based, very dynamic and entail large use of proxies. Depending on the optimization model such strategies are continuously adjusting relevant hedging ratios buying and selling same financial products several times, since the underlying asset flexibility to be hedged is changing depending on price level, price volatility, time to delivery, etc. These derivatives may lead to gains as well as losses which in each case may be significant are accounted through profit and loss as they lack the hedge requirements provided by IFRS. However, we believe that the risks associated with those derivatives are mitigated by the natural hedge granted by the asset availability.
•	Portfolio management: is a portfolio based activity performed on a combination of underlying positions, such as physical assets (production plants, transmission infrastructures, storages, etc.), commercial assets (spot and forward short/medium/long term supply and sale contracts with physical delivery) and related financial derivatives. Normally, the target of a portfolio management activity is to optimize managed assets’ base by running quantitative models which, given production/consumption forecasts, prices scenarios and logistic flexibility/constraints, determine the optimal configuration in term of volume, price and flexibility for physical and commercial assets in the portfolio. Financial derivatives are then used in the portfolio management activity in order to manage the overall risk level associated to such optimal configuration within a set tolerance or to balance the combined risk-reward profile of the portfolio in line with company’s targets. Market risk associated to portfolio management is proportional to assets size and maturity and volatility/correlation of underlying markets. Financial derivatives are normally used to hedge the resulting net position, but they might hedge also single physical/commercial assets included in the portfolio. The activity is dynamic by nature, since optimization models are run periodically, even on a daily and infra-daily timescale, in order to rebalance optimal configuration in view of actual or forecast changes in volumes, prices and flexibility. As a consequence financial Derivatives are also managed dynamically, with a continuous adjustment that might lead to buy and sell the same financial product several times. These derivatives may lead to gains, as well as losses which in each case may be significant and are accounted through profit as they lack the hedge requirements provided by IFRS.

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

Please refer to "Item 18 – note 36 of the Notes on Consolidated Financial Statements" for a qualitative and quantitative discussion of the Company’s exposure to market risks. Please also refer to "Item 18 – notes 15, 22, 27 and 32 of the Notes on Consolidated Financial Statements" for details of the different derivatives owned by the Company in these markets.

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

Société Générale Securities Services SpA is the custodian (the "Custodian") on behalf of the holders of Eni’s ADRs, and their principal office is located in Milan, Italy.

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

For the year 2014, as agreed in the Deposit Agreement with the previous depositary bank, JPMorgan Chase Bank of New York, and subsequent amendments, the Depositary will reimburse to Eni up to $1,100,000 in connection with above mentioned expenditures.

Expenses waived or paid directly to third parties by the Depositary
The Depositary reimbursed to the company, or paid amounts on the company’s behalf to third parties, or waived its fees and expenses, of $240,392.52 for the year ended December 31, 2014.

Category of expense reimbursed, waived or paid directly to third parties	Amount reimbursed, waived or paid directly to third parties for the year ended December 31, 2014

(US$)
BNY Mellon products and services	120,000.00
BNY Mellon related to servicing registered shareholders	1,280.82
BNY Mellon paid to third-party vendors (1)	119,111.70
Total	240,392.52

(1)	Includes payments for AGM and related ADR Program services.

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

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (CoSO) in 2013. Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, has been audited by Reconta Ernst & Young SpA, an independent registered public accounting firm, as stated in its report that is included on page F-2 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting
There have not been changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Board of Statutory Auditors financial expert

Eni’s Board of Statutory Auditors has determined that the five members of Eni’s Board of Statutory Auditors are "audit committee financial expert": Matteo Caratozzolo, who is the Chairman of the Board, Paola Camagni, Alberto Falini, Marco Lacchini and Marco Seracini. All members are independent.

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

Item 16C. Principal accountant fees and services

Reconta Ernst & Young SpA has served as Eni principal independent public auditor for fiscal years 2014 and 2013 for which audited Consolidated Financial Statements appear in this Annual Report on Form 20-F.

The following table shows total fees paid by Eni, its consolidated and non-consolidated subsidiaries and Eni’s share of fees incurred by joint ventures for services provided by Eni to its public auditors Reconta Ernst & Young SpA and its respective member firms, for the years ended December 31, 2014 and 2013, respectively:

Year ended December 31,

2013	2014

(euro thousand)
Audit fees	28,023	27,607
Audit-related fees	1,574	1,287
Tax fees	21	11
All other fees	-	-
Total	29,618	28,905

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

During 2014, no audit-related fees, tax fees or other non-audit fees were approved by the Board of Statutory Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i) (c) of Rule 2-01 of Regulation S-X.

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

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers

On May 8, 2014, the Ordinary and Extraordinary Shareholders’ meeting revoked, for the part that had not been accomplished by the date of the meeting, the authorization to purchase ordinary Eni shares, as resolved on May 10, 2013 by the Board of Directors. Besides that, the Ordinary and Extraordinary Shareholders’ meeting resolved to authorize the Board of Directors to purchase Eni’s shares on the MTA – in one or more transactions and in any case within 18 months from the date of the resolution – up to a maximum number of 363,000,000 ordinary Eni’s shares, for a total amount of no more than euro 6,000,000,000.00, including, respectively, the number and the value of treasury shares purchased subsequent to the Shareholders Meeting of July 16, 2012 authorizing the share buy-back, at a unit price of no less than euro 1.102 and not more than the official price reported by Borsa Italiana for the shares on the trading day prior to each individual transaction, increased by 5%, according to the operational procedures established by the rules that govern the organization and management of Borsa Italiana.

As of December 31, 2014, Eni’s treasury shares amounted to No. 33,045,197, corresponding to 0.91% of share capital of Eni for a total book value of euro 581 million. Compared to December 31, 2013, there was an increase of 21,656,910 Eni’s treasury shares (0.60% of share capital of Eni), purchased from January 6, 2014 (beginning of Eni’s share buyback program, pursuant to the resolution passed by the Shareholders’ Meeting of May 10, 2013) through December 9, 2014. Share repurchases have been suspended since then.

Period	Numbers of shares (million)	Average price (euro per share)	Total cost (euro million)	Share capital (%)	Share capital (No. of shares)

2014 (From January 6 to December 9)	21.66	17.55	380.07	0.60
Total purchased as of December 31, 2014	21.66	17.55	380	0.60	3,634,185,330
minus:
- stock option exercised and shares granted pursuant to stock option and stock grant plans
Total shares held in treasury	21.66			0.60	3,634,185,330

Period	Total numbers of shares purchased	Average price paid per share (euro)	Total number of shares purchased, as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs

At January 6, 2014	-		-	363,000,000
January 2014	3,545,000	17.23	3,545,000	359,455,000
February 2014	3,075,916	16.93	6,620,916	356,379,084
March 2014	2,229,084	17.30	8,850,000	354,150,000
April 2014	2,150,000	18.46	11,000,000	352,000,000
May 2014	-		-	352,000,000
June 2014	530,350	19.96	11,530,350	351,469,650
July 2014	2,062,000	19.63	13,592,350	349,407,650
August 2014	2,382,700	18.56	15,975,050	347,024,950
September 2014	236,860	19.02	16,211,910	346,788,090
October 2014	2,056,633	16.52	18,268,543	344,731,457
November 2014	2,266,794	16.48	20,535,337	342,464,663
December 2014	1,121,573	15.46	21,656,910	341,343,090
December 2014 (through December 9, 2014)			21,656,910	363,000,000
January 2015	-		-
February 2015	-		-
March 2015	-		-

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

The following offers a description of the most significant differences between corporate governance practices adopted by U.S. domestic companies under the NYSE standards and those followed by Eni, including with reference to Corporate Governance Code for Italian listed companies, which Eni has adopted (hereinafter the Corporate Governance Code).

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

In particular, a Director may not be deemed independent if he/she or an immediate family member has a relationship with the issuer, with its Directors or with the companies in the same group of the issuer that could influence the independence of their judgment.

Eni’s By-laws require that at least one Director – if the Board has no more than five members – or at least three Directors – if the Board is composed of more than five members – must satisfy the independence requirements.

The Corporate Governance Code provides for additional independence requirements, recommending that the Board of Directors includes an adequate number of independent non-executive Directors. In particular, for issuers belonging to FTSE-MIB index of the Italian Stock Market, like Eni, the Corporate Governance Code recommends that at least one-third of the members of the Board of Directors shall be independent Directors. In any event, independent Directors shall not be fewer than two. Independence is defined as not being currently or recently involved in any direct or indirect relationship with the issuer or other parties associated with the issuer and that may influence his/her independent judgment.

After the appointment of a Director who qualifies as independent and subsequently, upon the occurrence of circumstances affecting the independence requirements and in any case at least once a year, the Board of Directors assesses the independence of the Director. The Board of Statutory Auditors verifies the correct application of the criteria and procedures adopted by the Board of Directors to evaluate the independence of its members.

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

Eni standards. Pursuant to Corporate Governance Code, independent Directors shall meet at least once a year without the other Directors. During 2014, Eni’s independent Directors had numerous opportunities to meet, formally and informally, to hold discussions and exchange opinions.

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

On May 9, 2014, the Board of Directors of Eni established the Nomination Committee, chaired by Andrea Gemma (independent Director) and composed of Diva Moriani (independent Director), Fabrizio Pagani (non-executive Director) and Luigi Zingales (independent Director). The Nomination Committee is made up of three to four Directors, a majority of whom are independent in accordance with the recommendations of the Corporate Governance Code28. Further details on this Committee are reported in the Item 6.

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

First established by the Board of Directors in 1996, the Compensation Committee is currently chaired by Director Pietro A. Guindani. The other members include directors Karina A. Litvack, Alessandro Lorenzi and Diva Moriani. Further details on this Committee are reported in the Item 6.

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

adopted Eni’s Code of Ethics – replacing the previous version of Eni’s Code of Conduct of 1998. Most recently, the Board of Directors of Eni SpA, in its meetings of April 10 and May 28, 2014, updated Model 231 to incorporate all the types of crimes relevant to the Company pursuant to Legislative Decree No. 231 of 2001. The CEO is responsible for updating Model 231. The CEO is supported in this activity by the "Technical Committee 231", consisting of Units of Chief Legal & Regulatory Affairs, Human Resources and Organization and Internal Audit of the Company.

Eni’s Code of Ethics, which is an integral part of Model 231, sets out a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes internally and externally in order to ensure that all its business activities are conducted in compliance with the law, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of all the stakeholders with whom Eni interacts on an ongoing basis. These include shareholders, employees, suppliers, customers, commercial and financial partners, and the local communities and institutions of the countries where Eni operates. All Eni personnel, without exception or distinction, starting with Directors, senior management and members of the Company’s bodies, as also required under U.S. SEC rules and the Sarbanes-Oxley Act, are committed to observing and enforcing the principles set out in the Code of Ethics in the performance of their functions and duties. The synergies between the Code of Ethics and Model 231 are underscored by the designation of the Eni Watch Structure, established under Model 231, as the Guarantor of the Code of Ethics. The Guarantor of the Code of Ethics acts to ensure the protection and promotion of the above principles. Every six months, it presents a report on the implementation of the Code to the Control and Risk Committee, to the Board of Statutory Auditors and to the Chairman and the CEO, who in turn reports on this to the Board of Directors. The composition of the Model 231 Watch Structure – initially formed of only three members – was modified in 2007 with the inclusion of two external members, one of whom was appointed the Chairman of the Watch Structure itself, selected from among academics and professionals with proven experience in economic and business management matters. At present, the Watch Structure of Eni SpA is composed of three external members and three internal members. The internal members are the Chief Legal & Regulatory Officer, the Senior Vice President Relations with Entrepreneurial Associations Coordination and the Senior Executive Vice President Internal Audit of the Company.

On May 28, 2014, the Board of Directors, with the favorable opinion of the Board of Statutory Auditors, appointed the current members of the Watch Structure.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eni SpA

We have audited the accompanying consolidated balance sheets of Eni SpA as of December 31, 2014 and 2013, and the related consolidated profit and loss account and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eni SpA at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eni SpA’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 framework") and our report dated April 2, 2015 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young SpA

Rome, Italy

April 2, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eni SpA

We have audited Eni SpA’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission "2013 framework" (the COSO criteria). Eni SpA management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting on page 183. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Eni SpA maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eni SpA as of December 31, 2014 and 2013, and the related consolidated profit and loss account and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 2, 2015 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young SpA

Rome, Italy

April 2, 2015

CONSOLIDATED BALANCE SHEET
(euro million)

Dec. 31, 2013	Dec. 31, 2014

Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents	(8)	5,431		6,614
Financial assets held for trading	(9)	5,004		5,024
Financial assets available for sale	(10)	235		257
Trade and other receivables	(11)	28,890	1,869	28,601	1,973
Inventories	(12)	7,939		7,555
Current tax assets	(13)	802		762
Other current tax assets	(14)	835		1,209
Other current assets	(15)	1,325	15	4,385	43
		50,461		54,407
Non-current assets
Property, plant and equipment	(16)	63,763		71,962
Inventory - compulsory stock	(17)	2,573		1,581
Intangible assets	(18)	3,876		3,645
Equity-accounted investments	(19)	3,153		3,115
Other investments	(19)	3,027		2,015
Other financial assets	(20)	858	320	1,022	239
Deferred tax assets	(21)	4,658		5,231
Other non-current assets	(22)	3,676	42	2,773	12
		85,584		91,344
Assets held for sale	(33)	2,296		456
TOTAL ASSETS		138,341		146,207
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	(23)	2,553	264	2,716	181
Current portion of long-term debt	(28)	2,132		3,859
Trade and other payables	(24)	23,701	2,160	23,703	1,954
Income taxes payable	(25)	755		534
Other taxes payable	(26)	2,291		1,873
Other current liabilities	(27)	1,437	17	4,489	58
		32,869		37,174
Non-current liabilities
Long-term debt	(28)	20,875		19,316
Provisions for contingencies	(29)	13,120		15,898
Provisions for employee benefits	(30)	1,279		1,313
Deferred tax liabilities	(31)	6,750		7,847
Other non-current liabilities	(32)	2,259		2,285	20
		44,283		46,659
Liabilities directly associated with assets held for sale	(33)	140		165
TOTAL LIABILITIES		77,292		83,998
SHAREHOLDERS' EQUITY	(34)
Non-controlling interest		2,839		2,455
Eni shareholders' equity
Share capital		4,005		4,005
Reserve related to cash flow hedging derivatives net of tax effect		(154)		(284)
Other reserves		51,393		57,343
Treasury shares		(201)		(581)
Interim dividend		(1,993)		(2,020)
Net profit		5,160		1,291
Total Eni shareholders' equity		58,210		59,754
TOTAL SHAREHOLDERS' EQUITY		61,049		62,209
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		138,341		146,207

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(euro million except as otherwise stated)

2012	2013	2014

Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(37)	127,109	3,622	114,697	3,184	109,847	2,604
Other income and revenues		1,548	57	1,387	33	1,101	69
		128,657		116,084		110,948
OPERATING EXPENSES	(38)
Purchases, services and other		95,034	6,093	90,003	7,897	86,340	7,382
Payroll and related costs		4,640	21	5,301	41	5,337	61
OTHER OPERATING (EXPENSE) INCOME	(38)	(158)	10	(71)	68	145	208
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(38)	13,617		11,821		11,499
OPERATING PROFIT		15,208		8,888		7,917
FINANCE INCOME (EXPENSE)	(39)
Finance income		7,208	28	5,732	41	6,459	46
Finance expense		(8,327)	(2)	(6,653)	(85)	(7,710)	(55)
Finance income from financial assets held for trading, net				4		24
Derivative financial instruments		(252)		(92)		162
		(1,371)		(1,009)		(1,065)
INCOME (EXPENSE) FROM INVESTMENTS	(40)
Share of profit (loss) from equity-accounted investments		186		222		121
Other gain (loss) from investments		2,603		5,863		369
- of which gain on disposals of the 28.57% of Eni East Africa				3,359
		2,789		6,085		490
PROFIT BEFORE INCOME TAXES		16,626		13,964		7,342
Income taxes	(41)	(11,679)		(9,005)		(6,492)
Net profit for the year - Continuing operations		4,947		4,959		850
Net profit (loss) for the year - Discontinued operations		3,732	2,234
Net profit for the year		8,679		4,959		850
Attributable to Eni
Continuing operations		4,200		5,160		1,291
Discontinued operations		3,590
		7,790		5,160		1,291
Attributable to non-controlling interest	(34)
Continuing operations		747		(201)		(441)
Discontinued operations		142
		889		(201)		(441)
Earnings per share attributable to Eni (euro per share)	(42)
Basic		2.15		1.42		0.36
Diluted		2.15		1.42		0.36
Earnings per share attributable to Eni - Continuing operations (euro per share)	(42)
Basic		1.16		1.42		0.36
Diluted		1.16		1.42		0.36

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(euro million)

Note	2012	2013	2014

Net profit		8,679	4,959	850
Other items of comprehensive income
Items not to be reclassified to profit or loss in subsequent periods
Remeasurements of defined benefit plans	(34)	(151)	65	(82)
Share of other comprehensive income on equity-accounted entities in relation to remeasurements of defined benefit plans	(34)	2	(3)	3
Tax effect related to other comprehensive income to be reclassified to profit or loss in subsequent periods	(34)	53	(40)	22
		(96)	22	(57)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(34)	(716)	(1,871)	5,008
Change in the fair value of available-for-sale investments	(34)	141	(64)	(77)
Change in the fair value of other available-for-sale financial instruments	(34)	16	(1)	7
Change in the fair value of cash flow hedging derivatives	(34)	(103)	(198)	(167)
Share of other comprehensive income on equity-accounted entities	(34)	8		4
Tax effect related to other comprehensive income not to be reclassified to profit or loss in subsequent periods	(34)	32	63	30
		(622)	(2,071)	4,805
Total other items of comprehensive income		(718)	(2,049)	4,748
Total comprehensive income		7,961	2,910	5,598
Attributable to:
Eni		7,096	3,164	5,996
Non-controlling interest		865	(254)	(398)
		7,961	2,910	5,598

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (euro million)
Eni shareholders’ equity

Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2011	4,005	959	6,753	49	(8)		1,421	1,539	(6,753)	42,531	(1,884)	6,860	55,472	4,921	60,393
Changes in accounting principles (IFRS 10 and 11)														(151)	(151)
Changes in accounting principles (IAS 19)										(52)			(52)	(9)	(61)
Balance at January 1, 2012	4,005	959	6,753	49	(8)		1,421	1,539	(6,753)	42,479	(1,884)	6,860	55,420	4,761	60,181
Net profit of the year												7,790	7,790	889	8,679
Other items of comprehensive income
Items not to be reclassified to profit or loss in subsequent periods
Remeasurements of defined benefit plans net of tax effect						(88)							(88)	(10)	(98)
Share of "Other comprehensive income" on equity-accounted entities in relation to remeasurements of defined benefit plans net of tax effect														2	2
						(88)							(88)	(8)	(96)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences								(597)		(104)			(701)	(15)	(716)
Change and reversal of the fair value of investments net of tax effect					138								138		138
Change and reversal of the fair value of other available-for-sale financial instruments net of tax effect					14								14		14
Change and reversal of the fair value of cash flow hedge derivatives net of tax effect				(65)									(65)	(1)	(66)
Share of "Other comprehensive income" on equity-accounted investments							8						8		8
				(65)	152		8	(597)		(104)			(606)	(16)	(622)
Total comprehensive income of the year				(65)	152	(88)	8	(597)		(104)		7,790	7,096	865	7,961
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.52 per share in settlement of 2011 interim dividend of euro 0.52 per share)											1,884	(3,768)	(1,884)		(1,884)
Interim dividend distribution of Eni SpA (euro 0.54 per share)											(1,956)		(1,956)		(1,956)
Dividend distribution of other companies														(681)	(681)
Allocation of 2011 net profit										3,092		(3,092)
Effect related to the sale of Snam SpA										371			371	(1,602)	(1,231)
Acquisition of non-controlling interest relating to Altergaz SA and Tigáz Zrt							(4)						(4)	(3)	(7)
Treasury shares sold following the exercise of stock options exercised by Eni managers			(1)						1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem managers							7						7	22	29
			(1)				3		1	3,464	(72)	(6,860)	(3,465)	(2,264)	(5,729)
Other changes in shareholders’ equity
Elimination of treasury shares			(6,551)						6,551
Reconstitution of the reserve for treasury share			6,000							(6,000)
Stock options expired										(7)			(7)		(7)
Other changes							(1,140)			1,156			16	(5)	11
			(551)				(1,140)		6,551	(4,851)			9	(5)	4
Balance at December 31, 2012	4,005	959	6,201	(16)	144	(88)	292	942	(201)	40,988	(1,956)	7,790	59,060	3,357	62,417

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY continued (euro million)
Eni shareholders’ equity

Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2012		4,005	959	6,201	(16)	144	(88)	292	942	(201)	40,988	(1,956)	7,790	59,060	3,357	62,417
Net profit of the year													5,160	5,160	(201)	4,959
Other items of comprehensive income
Items not to be reclassified to profit or loss in subsequent periods
Remeasurements of defined benefit plans net of tax effect	(34)						18							18	7	25
Share of "Other comprehensive income" on equity-accounted entities in relation to remeasurements of defined benefit plans net of tax effect	(34)						(1)							(1)	(2)	(3)
							17							17	5	22
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(34)						(1)		(1,640)		(171)			(1,812)	(59)	(1,871)
Change and reversal of the fair value of investments net of tax effect	(34)					(62)								(62)		(62)
Change and reversal of the fair value of other available-for-sale financial instruments net of tax effect	(34)					(1)								(1)		(1)
Change and reversal of the fair value of cash flow hedge derivatives net of tax effect	(34)				(138)									(138)	1	(137)
					(138)	(63)	(1)		(1,640)		(171)			(2,013)	(58)	(2,071)
Total comprehensive income of the year					(138)	(63)	16		(1,640)		(171)		5,160	3,164	(254)	2,910
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.54 per share in settlement of 2012 interim dividend of euro 0.54 per share)	(34)										(829)	1,956	(3,083)	(1,956)		(1,956)
Interim dividend distribution of Eni SpA (euro 0.55 per share)	(34)											(1,993)		(1,993)		(1,993)
Dividend distribution of other companies															(250)	(250)
Allocation of 2012 net profit											4,707		(4,707)
Acquisition of non-controlling interest relating to Tigáz Zrt	(34)							4						4	(32)	(28)
Payments and reimbursements by/to minority shareholders	(34)														1	1
Treasury shares sold following the exercise of stock options by Saipem managers	(34)														1	1
								4			3,878	(37)	(7,790)	(3,945)	(280)	(4,225)
Other changes in shareholders’ equity
Elimination of intercompany profit between companies with different Group interest											(32)			(32)	32
Stock options expired											(13)			(13)		(13)
Other changes											(24)			(24)	(16)	(40)
											(69)			(69)	16	(53)
Balance at December 31, 2013	(34)	4,005	959	6,201	(154)	81	(72)	296	(698)	(201)	44,626	(1,993)	5,160	58,210	2,839	61,049

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY continued (euro million)
Eni shareholders’ equity

Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2013	(34)	4,005	959	6,201	(154)	81	(72)	296	(698)	(201)	44,626	(1,993)	5,160	58,210	2,839	61,049
Net profit of the year													1,291	1,291	(441)	850
Other items of comprehensive income
Items not to be reclassified to profit or loss in subsequent periods
Revaluations of defined benefit plans net of tax effect	(34)						(51)							(51)	(9)	(60)
Share of "Other comprehensive income" on equity-accounted entities in relation to revaluations of defined benefit plans net of tax effect	(34)						2							2	1	3
							(49)							(49)	(8)	(57)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(34)						(1)		4,718		232			4,949	59	5,008
Change and reversal of the fair value of investments net of tax effect	(34)					(76)								(76)		(76)
Change and reversal of the fair value of other available-for-sale financial instruments net of tax effect	(34)					6								6		6
Change and reversal the fair value of cash flow hedge derivatives net of tax effect	(34)				(130)									(130)	(7)	(137)
Share of "Other comprehensive income" on equity-accounted entities	(34)							5						5	(1)	4
					(130)	(70)	(1)	5	4,718		232			4,754	51	4,805
Total comprehensive income of the year					(130)	(70)	(50)	5	4,718		232		1,291	5,996	(398)	5,598
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.55 per share in settlement of 2013 interim dividend of euro 0.55 per share)	(34)											1,993	(3,979)	(1,986)		(1,986)
Interim dividend distribution of Eni SpA (euro 0.56 per share)	(34)											(2,020)		(2,020)		(2,020)
Dividend distribution of other companies															(49)	(49)
Allocation of 2013 net profit											1,181		(1,181)
Acquisition of treasury shares	(34)									(380)				(380)		(380)
Payments and reimbursements by/to minority shareholders	(34)														1	1
										(380)	1,181	(27)	(5,160)	(4,386)	(48)	(4,434)
Other changes in shareholders’ equity
Elimination of intercompany profit between companies with different Group interest											(62)			(62)	62
Stock options expired											(7)			(7)		(7)
Other changes								(94)			97			3		3
								(94)			28			(66)	62	(4)
Balance at December 31, 2014	(34)	4,005	959	6,201	(284)	11	(122)	207	4,020	(581)	46,067	(2,020)	1,291	59,754	2,455	62,209

CONSOLIDATED STATEMENT OF CASH FLOWS
(euro million)

Note	2012	2013	2014

Net profit of the year - Continuing operations			4,947		4,959		850
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and amortization	(38)		9,645		9,421		9,970
Impairments of tangible and intangible assets, net	(38)		3,972		2,400		1,529
Share of (profit) loss of equity-accounted investments	(40)		(186)		(222)		(121)
Gain on disposal of assets, net			(875)		(3,770)		(95)
Dividend income	(40)		(431)		(400)		(385)
Interest income			(94)		(142)		(171)
Interest expense			808		711		719
Income taxes	(41)		11,679		9,005		6,492
Other changes			(1,947)		(1,882)		744
Changes in working capital:
- inventories		(1,402)		350		1,524
- trade receivables		(3,161)		(1,379)		2,344
- trade payables		2,014		703		(1,253)
- provisions for contingencies		329		59		(187)
- other assets and liabilities		(1,061)		723		240
Cash flow from changes in working capital			(3,281)		456		2,668
Net change in the provisions for employee benefits			17		6		9
Dividends received			930		630		612
Interest received			79		97		112
Interest paid			(829)		(942)		(882)
Income taxes paid, net of tax receivables received			(11,882)		(9,301)		(6,941)
Net cash provided by operating activities - Continuing operations			12,552		11,026		15,110
Net cash provided by operating activities - Discontinued operations			15
Net cash provided by operating activities			12,567		11,026		15,110
- of which with related parties	(44)		(1,117)		(2,911)		(3,203)
Investing activities:
- tangible assets	(16)		(11,267)		(10,913)		(10,685)
- intangible assets	(18)		(2,294)		(1,887)		(1,555)
- consolidated subsidiaries and businesses	(35)		(178)		(25)		(36)
- investments	(19)		(391)		(292)		(372)
- securities			(17)		(5,048)		(77)
- financing receivables			(1,542)		(978)		(1,289)
- change in payables and receivables in relation to investing activities and capitalized depreciation			54		50		669
Cash flow from investing activities			(15,635)		(19,093)		(13,345)
Disposals:
- tangible assets			1,240		514		97
- intangible assets			61		16		8
- consolidated subsidiaries and businesses	(35)		3,521		3,401
- investments			1,203		2,429		3,579
- securities			54		36		57
- financing receivables			1,431		1,561		506
- change in payables and receivables in relation to disposals			(252)		155		155
Cash flow from disposals			7,258		8,112		4,402
Net cash used in investing activities			(8,377)		(10,981)		(8,943)
- of which with related parties	(44)		1,485		(390)		(1,458)

CONSOLIDATED STATEMENT OF CASH FLOWS continued
(euro million)

Note	2012	2013	2014

Proceeds from long-term debt	(28)	10,506	5,418	1,916
Repayments of long-term debt	(28)	(3,961)	(4,720)	(2,751)
Increase (decrease) in short-term debt	(23)	(731)	1,017	207
		5,814	1,715	(628)
Net capital contributions by non-controlling interest			1	1
Sale of treasury shares different from Eni SpA		29	1
Sale (acquisition) of additional interests in consolidated subsidiaries		604	(28)
Dividends paid to Eni's shareholders		(3,840)	(3,949)	(4,006)
Dividends paid to non-controlling interest		(536)	(250)	(49)
Acquisition of treasury shares				(380)
Net cash used in financing activities		2,071	(2,510)	(5,062)
- of which with related parties	(44)	(93)	119	(99)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(4)	2	2
Effect of exchange rate changes on cash and cash equivalents and other changes		(12)	(42)	76
Net cash flow of the year		6,245	(2,505)	1,183
Cash and cash equivalents - beginning of the year	(8)	1,691	7,936	5,431
Cash and cash equivalents - end of the year	(8)	7,936	5,431	6,614

Notes on Consolidated Financial Statements

1 Basis of presentation

The Consolidated Financial Statements of Eni Group have been prepared in accordance with the International Financial Reporting Standards (IFRS)1 as issued by the International Accounting Standards Board (IASB). Oil and natural gas exploration and production activity is accounted for in conformity with internationally accepted accounting standards. Specifically, this concerns the determination of the amortization expenses using the unit-of-production method and the recognition of the production sharing agreement and buy-back contracts. The Consolidated Financial Statements have been prepared on a historical cost basis, taking into account, where appropriate, value adjustments, except for certain items that under IFRS must be measured at fair value as described in the paragraph "Summary of significant accounting policies".

The 2014 Consolidated Financial Statements approved by Eni’s Board of Directors on April 2, 2015, were audited by the independent auditor Reconta Ernst & Young SpA. The independent auditor of Eni SpA, as the main auditor, is wholly in charge of the auditing activities of the Consolidated Financial Statements; when there are other independent auditors, he takes the responsibility of their work.

Amounts in the financial statements and in the notes are expressed in millions of euros (euro million).

2 Principles of consolidation

Subsidiaries
The Consolidated Financial Statements include the financial statements of the parent company Eni SpA and those of its subsidiaries. Control of an investee exists when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To have power over an investee, the investor must have existing rights that give it the current ability to direct the relevant activities of the investee, i.e. the activities that significantly affect the investee’s returns.

For entities acting as sole-operator in the management of oil and gas contracts on behalf of companies participating in a joint project, the activities are financed proportionally based on a budget approved by the participating companies upon presentation of periodical reports of proceeds and expenses. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the related obligations arising from the project, are recognized proportionally directly in the financial statements of the companies involved. Some subsidiaries are not consolidated because they are immaterial, either individually or in the aggregate; this exclusion has not produced significant2 effects on the Consolidated Financial Statements.

The income and expense of a subsidiary are included in the Consolidated Financial Statements from the acquisition date until the date when the parent ceases to control the subsidiary. 100% of assets, liabilities, income and expenses of consolidated subsidiaries are combined with those of the parent in the Consolidated Financial Statements; the book value of these subsidiaries is eliminated against the corresponding share of the shareholders’ equity. Equity and net profit of non-controlling interests are included in specific lines of equity and profit and loss account.

The purchase of additional equity interests in subsidiaries from non-controlling interests is recognized in the Group shareholders’ equity and represents the excess of the amount paid over the carrying value of the non-controlling interests acquired; similarly, the effects of the sale of non-controlling interests in subsidiaries without loss of control are recognized in equity. Conversely, the sale of equity interests with loss of control determines the recognition in the profit and loss account of: (i) any gain/loss calculated as the difference between the consideration received and the corresponding transferred share of equity; (ii) any gain or loss recognized as a result of remeasuring to fair value any investment retained in the former subsidiary; and (iii) any amount related to the former subsidiary previously recognized in other comprehensive income which can be reclassified subsequently to profit and loss account3. Any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost and shall be accounted for in accordance with the applicable measurement criteria.

(1)	IFRSs include also International Accounting Standards (IAS), currently effective, as well as the interpretations issued by the IFRS Interpretations Committee, previously named International Financial Reporting Interpretations Committee (IFRIC) and initially Standing Interpretations Committee (SIC).
(2)	According to the requirements of the Conceptual Framework of IFRS, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.
(3)	Conversely, any component related to the former subsidiary previously recognized in other comprehensive income, which can not be reclassified subsequently to profit and loss account, are reclassified within retained earnings.

Interests in joint arrangements
A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in joint ventures are accounted for using the equity method as described in the accounting policy for "The equity method of accounting".

A joint operation is a joint arrangement whereby the parties have enforceable rights to the assets, and enforceable obligations for the liabilities, relating to the arrangement. In the Consolidated Financial Statements the Eni’s share of the assets/liabilities and revenues/expenses of the joint operations is recognized upon rights and obligations to the arrangements.

After the initial recognition, the assets/liabilities and revenues/expenses of the joint operations are measured in accordance with the measurement criteria applicable to each case. Immaterial joint operations are measured under the equity method or, if this does not result in a misrepresentation of the Company’s financial position and performance, at cost net of impairment losses.

Interests in associates
An associate is an entity over which Eni has significant influence, that is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control of those policies; investments in associates are accounted for using the equity method as described in the accounting policy for "The equity method of accounting".

Consolidated companies’ financial statements are audited by external auditors who audit also the information required for the preparation of the Consolidated Financial Statements.

The equity method of accounting
Investments in unconsolidated subsidiaries, joint ventures and associates are accounted for using the equity method4.

Under the equity method, investments are initially recognized at cost, allocating any difference between the cost of the investment and the investor’s share of the net fair value of the investee’s identifiable net assets similarly to the recognition principles of business combination. Subsequently, the carrying amount is adjusted to reflect: (i) the investor’s share of the post-acquisition profit or loss of the investee; and (ii) the investor’s share of the investee’s other comprehensive income. Changes in the net assets of an equity-accounted investee, not arising from the investee’s profit or loss or other comprehensive income, are recognized in the investor’s profit and loss account, as they basically represent a gain or loss from a disposal of an interest in the investee’s equity. Distributions received from an investee are recorded as a reduction of the carrying amount of the investment. In applying the equity method, consolidation adjustments are considered (see also paragraph "Principles of consolidation"). When there is objective evidence of impairment (see also the accounting policy for "Current financial assets"), the recoverability is tested by comparing the carrying amount and the related recoverable amount determined by adopting the criteria indicated in the accounting policy for "Property, plant and equipment". Unconsolidated subsidiaries, joint ventures and associates are accounted for at cost, net of impairment losses if this does not result in a misrepresentation of the Company’s financial position and performance. When an impairment loss no longer exists, a reversal of the impairment loss is recognized in profit and loss account within "Other gain (loss) from investments". The reversal cannot exceed the previously recognized impairment losses.

The sale of equity interests with loss of joint control or significant influence over the investee determines the recognition in the profit and loss account of: (i) any gain/loss calculated as the difference between the consideration received and the corresponding transferred share; (ii) any gain or loss recognized as a result of remeasuring to fair value any investment retained in the former joint venture/associate5; and (iii) any amount related to the former joint venture/associate previously recognized in other comprehensive income which can be reclassified subsequently to profit and loss account6. Any investment retained in the former joint venture/associate is recognized at its fair value

(4)	In the case of step acquisition of significant influence (or joint control), the investment is recognized, at the acquisition date of significant influence (joint control), at the amount deriving from the use of the equity method assuming the adoption of this method since initial acquisition; the "step-up" of the carrying amount of interests owned before the acquisition of significant influence (joint control) is taken to equity.
(5)	If the retained investment continues to be accounted for using the equity method, no remeasurement to fair value is recognized in profit and loss account.
(6)	Conversely, any component related to the former joint venture/associate previously recognized in other comprehensive income, which cannot be reclassified subsequently to profit and loss account, are reclassified within retained earnings.

at the date when joint control or significant influence are lost and shall be accounted for in accordance with the applicable measurement criteria.

The investor’s share of losses of an investee, that exceeds its interest in the investee, is recognized in a specific provision only to the extent the investor is required to fulfill legal or constructive obligations of the investee or to fund its losses.

Business combinations
Business combination transactions are recognized by applying the acquisition method. The consideration transferred in a business combination is measured at the acquisition date and is the sum of the fair value of the assets transferred, the liabilities incurred, as well as any equity instruments issued by the acquirer. Acquisition-related costs are recognized in profit and loss account when they are incurred. At the acquisition date, the acquirer shall measure the identifiable assets acquired and liabilities assumed at their acquisition-date fair values7, unless IFRSs provide exceptions to this measurement principle. The surplus of the cost of investment over the Group’s share of the net fair value of the identifiable assets and liabilities is recognized as goodwill; a gain from a bargain purchase is recognized in the profit and loss account.

Any non-controlling interest is measured as the proportionate share of the recognized amounts of the acquiree’s identifiable net assets at the acquisition date (partial goodwill method); as an alternative, it is allowed the recognition of the entire amount of goodwill deriving from the acquisition, including also the goodwill attributable to non-controlling interests (full goodwill method). In the last case, non-controlling interests are measured at their fair value which therefore includes the goodwill attributable to them8. The choice of measurement basis of goodwill (partial goodwill method vs. full goodwill method) is made on a transaction-by-transaction basis.

In a business combination achieved in stages, the purchase price is determined by summing the fair value of previously held equity interest in the acquiree and the consideration transferred for the acquisition of control; the previously held equity interest is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit and loss account. Furthermore, on acquisition of control, any amount of the acquiree previously recognized in other comprehensive income is charged to profit and loss account or in another item of equity, when the amount cannot be reclassified to profit and loss account. If it is gained control over a business formerly classified as joint operation, the previously held portion of the net assets is not re-measured to its fair value.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the provisional amounts recognized at the acquisition date shall be retrospectively adjusted within one year from the acquisition date, to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

Intragroup transactions
All balances and transactions between consolidated companies, including unrealized profits arising from such transactions, have been eliminated.

Unrealized profits from transactions between the Group and its equity-accounted entities are eliminated to the extent of the Group’s interest in the equity-accounted entity. In both cases, unrealized losses are not eliminated when provide evidence of impairment loss of the asset transferred.

Foreign currency translation
Financial statements of foreign investees having a functional currency other than the euro, that represents the Group’s functional currency, are translated into euro using the rates of exchange ruling at the balance sheet date for assets and liabilities, historical exchange rates for equity and average exchange rates for the profit and loss account (source: Bank of Italy). The cumulative amount of exchange rate differences is presented in the separate component of the Group shareholders’ equity "Cumulative currency translation differences"9. Cumulative exchange rate differences are reclassified to the profit and loss account when the entity disposes the entire interest in a foreign operation or when the partial disposal involves the loss of control, joint control or significant influence of a foreign operation. In these cases, cumulative exchange rate differences are recognized in the profit and loss account’s item

(7)	Fair value measurement principles are described below in the accounting policy for "Fair value measurements".
(8)	The choice between partial goodwill and full goodwill method is made also for business combinations resulting in the recognition of a gain on bargain purchase in profit and loss account.
(9)	When the foreign subsidiary is partially owned, the cumulative exchange rate differences, that are attributable to non-controlling interests, are allocated to and recognized as part of "Non-controlling interest".

"Other gain (loss) from investments". On a partial disposal that does not involve loss of control of a subsidiary that includes a foreign operation, the proportionate share of the cumulative exchange rate differences is reattributed to the non-controlling interests in that foreign operation. On a partial disposal that does not involve loss of joint control or significant influence, the proportionate share of the cumulative exchange rate differences is reclassified to the profit and loss account.

Financial statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the countries where the entities operate. The U.S. dollar is the prevalent functional currency for the entities that do not use the euro.

The main foreign exchange rates used to translate the financial statements adopting a different functional currency are indicated below:

(currency amount for euro 1)	Annual average exchange rate 2012	Exchange rate at Dec. 31, 2012	Annual average exchange rate 2013	Exchange rate at Dec. 31, 2013	Annual average exchange rate 2014	Exchange rate at Dec. 31, 2014

U.S. dollar	1.28	1.32	1.33	1.38	1.33	1.21
Pound sterling	0.81	0.82	0.85	0.83	0.81	0.78
Norwegian krone	7.48	7.35	7.81	8.36	8.35	9.04
Australian dollar	1.24	1.27	1.38	1.54	1.47	1.48
Hungarian forint	289.25	292.30	296.87	297.04	308.71	315.54

3 Summary of significant accounting policies

The most significant accounting policies used in the preparation of the Consolidated Financial Statements are described below.

Exploration and production activities10

Acquisition of mineral rights
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (such as exploratory potential, probable and possible reserves and proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the expected discounted cash flows. Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration rights or for the extension of existing exploration rights, is recognized under "Intangible assets" and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account. Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets. Costs associated with proved reserves are amortized on a unit-of-production (UOP) basis, as detailed in the accounting policy for "Development expenditure", considering both developed and undeveloped reserves. Expenditure associated with possible and probable reserves (unproved mineral interests) is not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

Exploration expenditures
Costs associated with exploration activities incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are initially capitalized in order to reflect their nature as an investment and subsequently fully amortized when incurred.

Development expenditures
Development expenditures are costs incurred to obtain access to proved reserves and to provide facilities to extract, gather and store the oil and gas. They are then capitalized within property, plant and equipment and amortized generally on a UOP basis, as their useful life is closely related to the availability of economically

(10)	IFRSs do not have specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation of assets previously applied before the introduction of IFRS 6 "Exploration for and evaluation of mineral resources".

producible reserves. This method provides for residual costs at the end of each quarter to be amortized at a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between development expenditures and proved developed reserves. Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal. Development costs are tested for impairment in accordance with the criteria described in the accounting policy for "Property, plant and equipment".

Production costs
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

Production sharing agreements and buy-back contracts
Oil and gas reserves related to production sharing agreements and buy-back contracts are determined on the basis of contractual clauses related to the repayment of costs incurred for the exploration, development and production activities executed through the use of Company’s technologies and financing (Cost Oil) and the Company’s share of production volumes not destined to cost recovery (Profit Oil). Revenues from the sale of the production entitlements against both Cost Oil and Profit Oil are accounted for on an accrual basis whilst exploration, development and production costs are accounted for according to the policies mentioned above. The Company’s share of production volumes and reserves representing the Profit Oil includes the share of hydrocarbons which corresponds to the taxes to be paid, according to the contractual agreement, by the national government on behalf of the Company. As a consequence, the Company has to recognize at the same time an increase in the taxable profit, through the increase of the revenues, and a tax expense.

Decommissioning and restoration liabilities
Costs expected to be incurred with respect to the plugging and abandonment of a well, including costs associated with dismantlement and removal of production facilities, as well as site restoration, are capitalized, consistently with the accounting policy described under "Property, plant and equipment", and then amortized on a UOP basis.

Property, plant and equipment
Property, plant and equipment, including investment properties, are recognized using the cost model and stated at their purchase or construction cost including any costs directly attributable to bringing the asset capable of operating. In addition, when a substantial period of time is required to make the asset ready for use, the purchase price or construction cost includes the borrowing costs incurred that could have otherwise been avoided if the expenditure had not been made. In the case of a present obligation for dismantling and removal of assets and restoration of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be incurred at the moment the asset is retired. Changes in estimate of the carrying amounts of provisions due to the passage of time and changes in discount rates are recognized as described in the accounting policy for "Provisions"11. Property, plant and equipment are not revalued for financial reporting purposes.

Assets carried under financial leasing or concerning arrangements that do not take the legal form of a finance lease but substantially transfer all the risks and rewards of ownership of the leased asset are recognized at fair value, net of grants attributable to the lessee or, if lower, at the present value of the minimum lease payments. Leased assets are included within property, plant and equipment. A corresponding financial debt payable to the lessor is recognized as a financial liability. These assets are depreciated using the criteria described below. When the renewal is not reasonably certain, leased assets are depreciated over the shorter of the lease term or the estimated useful life of the asset. Expenditures on upgrading, revamping and reconversion which provide additional economic benefits are recognized as items of property, plant and equipment when it is probable that they will increase the expected future economic benefits of the asset. Property, plant and equipment are depreciated systematically, from the moment they begin or should begin to be used, using a straight-line method over their useful life. The useful life is the estimated period over which the assets will be used by the Company. When tangible assets are composed of

(11)	Obligations to dismantle, remove and restore relate essentially to assets in the Exploration & Production segment. Decommissioning and restoration liabilities associated with refining, marketing and transportation (downstream) and chemical tangible assets are not generally recognized, as undetermined settlement dates for assets dismantlement and restoration do not allow a reasonable estimate of the obligation. The Company performs periodic reviews of its downstream and chemical tangible assets for any changes in facts and circumstances that might require recognition of a decommissioning and restoration liability.

more than one significant element with different useful lives, each component is depreciated separately. The amount to be depreciated is the book value less the residual value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even when purchased with a building. Tangible assets held for sale are not depreciated (see the accounting policy for "Assets held for sale and discontinued operations" below). A change in the depreciation method, deriving from changes in the asset’s useful life, in its residual value or in the pattern of consumption of the economic benefits embodied in the asset, shall be recognized prospectively. Assets that can be used free of charge by third parties are depreciated over the shorter term of the duration of the concession or the asset’s useful life. Replacement costs of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Expenditures for ordinary maintenance and repairs are expensed as incurred. The carrying value of property, plant and equipment is reviewed for impairment whenever events indicate that the carrying amounts of those assets may not be recoverable. The recoverability of an asset is assessed by comparing its carrying value with the recoverable amount, which is the higher of fair value less costs to sell or its value in use. Value in use is the present value of the future cash flows expected to be derived from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Expected cash flows are determined on the basis of reasonable and supportable assumptions that represent management’s best estimate of the range of economic conditions that will exist over the remaining useful life of the asset, giving greater weight to external evidence. With reference to commodity prices, management assumes the price scenario adopted for economic and financial projections and for whole life appraisal for capital expenditures. In particular, for the cash flows associated to oil, natural gas and petroleum products prices (and prices of their derivatives), the price scenario is approved by the Board of Directors and, under normal market conditions, is based on the forward prices prevailing in the marketplace for the next four years, if there is a sufficient liquidity and reliability level, and on management’s long-term planning assumptions thereafter. If high price discontinuities occur, as in the last months of 2014, to adjust the short-term volatility, market references are measured based on the entire plan period, considering the most updated variables available; in particular, for 2014, management adopted a price scenario which includes the most recent trends of forward curves observed in January 2015, the consensus of a significant sample of independent analysts and internal estimates about the evolution of the supply and demand fundamentals. Discounting is carried out at a rate that reflects a current market valuation of the time value of money and of those specific risks of the asset that are not reflected in the estimate of the future cash flows. In particular, the discount rate used is the Weighted Average Cost of Capital (WACC) adjusted for the specific country risk of the activity. The measurement of the specific country risk to be included in the discount rate is provided by external parties. WACC differs considering the risk associated with each operating segments; in particular for the assets belonging to the Gas & Power and Engineering & Construction segments, taking into account their different risk compared with Eni as a whole, specific WACC rates have been defined (for Gas & Power segment on the basis of a sample of companies operating in the same segment; for Engineering & Construction segment on the basis of the market quotation); WACC used for impairment reviews in the Gas & Power segment is adjusted to take into consideration the risk premium of the specific country of the activity while WACC used for impairment reviews in the Engineering & Construction segment is not adjusted for country risk as most of the assets are not located in a specific country. For the other segments, a single WACC is used considering that the risk is the same to that of Eni as a whole. Value in use is calculated net of the tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate deriving, through an iteration process, from a post-tax valuation. Valuation is carried out for each single asset or, if the recoverable amount of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so-called "cash generating unit". When an impairment loss no longer exists, a reversal of the impairment loss is recognized in the profit and loss account. The reversal cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Intangible assets
Intangible assets are identifiable assets without physical substance, controlled by the Company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from contractual or legal rights, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or together with other assets. An entity controls an intangible asset if it has the power to obtain the future economic benefits flowing from the underlying asset and to restrict the access of others to those benefits. Intangible assets are initially stated at cost as determined by the criteria used for tangible assets and they are not revalued for financial reporting purposes. Intangible assets with finite useful lives are amortized systematically over their useful life estimated as the period over which the assets will be used by the Company; the amount to be amortized and the recoverability of the carrying amount are determined in accordance with the criteria described in the accounting policy for "Property, plant and equipment". Goodwill and other intangible assets with indefinite useful lives are not amortized. Their carrying values are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is tested for impairment at the lowest level within the entity at which it is monitored for internal management purposes. When the carrying amount of the cash generating unit, including goodwill allocated thereto, calculated considering any impairment loss of the non-current assets belonging to the cash generating unit, exceeds its recoverable amount12, the excess is recognized as an impairment loss. The impairment loss is first allocated to reduce the carrying amount of goodwill; any remaining excess to be allocated to the assets of the unit is applied pro-rata on the basis of the carrying amount of each asset in the unit, up to the recoverable amount of assets with finite useful lives. Impairment charges against goodwill are not reversed13.

Directly attributable customer acquisition costs are capitalized when the following conditions are met: (i) the capitalized costs can be measured reliably; (ii) there is a contract binding the customer for a specific period of time; and (iii) it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the sales, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

Costs of technological development activities are capitalized when: (i) the cost attributable to the development activity can be reliably determined; (ii) there is the intention, availability of financial and technical resources to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate future economic benefits. Intangible assets also include public to private service concession arrangements concerning the development, financing, operation and maintenance of infrastructures under concession, in which the grantor: (i) controls or regulates what services the operator must provide with the infrastructure, and at what price; and (ii) controls – by the ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the concession arrangement. According to the agreements, the operator has the right to operate the infrastructure, controlled by the grantor, in order to provide the public service14.

Grants related to assets
Grants related to assets are recognized as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that the conditions attaching to them, agreed upon with the grantor government, have been fulfilled.

Inventories
Inventories, including compulsory stock and excluding construction contracts in progress, are stated at the lower of purchase or production cost and net realizable value. Net realizable value is the net amount expected to be realized from the sale of inventories in the normal course of business, or, with reference to inventories of crude oil and petroleum products already included in binding sale contracts, the contractual sale price. Inventories which are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price are measured at fair value less costs to sell. Materials and other supplies held for use in production are not written down below cost if the finished products in which they will be incorporated are expected to be sold at a price sufficient to enable recovery of the costs incurred.

The cost of inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted average cost method on a three-month basis, or monthly, when it is justified by the use and the turnover of inventories of crude oil and petroleum products; the cost of inventories of the Chemical segment is determined by applying the weighted average cost on an annual basis.

When take-or-pay clauses are included in long-term gas purchase contracts, pre-paid gas volumes that are not withdrawn to fulfill minimum annual take obligations, are measured using the pricing formulas contractually defined. They are recognized under "Other assets" as "Deferred costs" as a contra to "Other payables" or, after the settlement, to "Cash and cash equivalents". The allocated deferred costs are charged to the profit and loss account: (i) when natural gas is actually withdrawn – the related cost is included in the determination of the weighted average cost of inventories; and (ii) for the portion which is not recoverable, when it is not possible to withdraw the previously pre-paid gas within the contractually defined deadlines. Furthermore, the allocated deferred costs are tested for economic recoverability by comparing the related carrying amount and their net realizable value, determined adopting the same criteria described for inventories.

(12)	For the definition of recoverable amount see the accounting policy for "Property, plant and equipment".
(13)	Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.
(14)	When the operator has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor, considerations received or receivable by the operator for construction or upgrade of infrastructure are recognized as a financial asset.

Construction contracts in progress
Construction contracts in progress are measured using the cost-to-cost method, whereby contract revenue is recognized by reference to the stage of completion of the contract matching it with the contract costs incurred in reaching that stage of completion. Advances are deducted from inventories within the limits of accrued contractual considerations; any excess of such advances over the value of the inventories is recorded as a liability. Losses related to construction contracts in progress are recognized immediately as an expense when it is probable that total contract costs will exceed total contract revenues.

Construction contracts in progress not yet invoiced, whose payment will be made in a foreign currency, are translated into euro using the rates of exchange ruling at the balance sheet date and the effect of rate changes is reflected in the profit and loss account.

Financial instruments

Current financial assets
Cash and cash equivalents include cash on hand, demand deposits, as well as financial assets originally due within 90 days, readily convertible to known amount of cash and subject to an insignificant risk of change in value.

Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, held for trading financial assets and held-to-maturity financial assets.

Held for trading financial assets and available-for-sale financial assets are measured at fair value with gains or losses recognized in the profit and loss account under "Finance income (expense)" and in the equity reserve15 related to other comprehensive income, respectively. Changes in fair value of available-for-sale financial assets recognized in equity are charged to the profit and loss account when the assets are derecognized or impaired. The objective evidence that an impairment loss has occurred is verified considering, inter alia, significant breaches of contracts, serious financial difficulties or the risk of bankruptcy and other financial reorganization of the counterparty; impairment losses of available-for-sale financial assets are included in the carrying amount. Interests and dividends on financial assets measured at fair value are accounted for on an accrual basis in "Finance income (expense)"16 and "Other gain (loss) from investments", respectively.

When the purchase or sale of a financial asset is under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market place concerned, the transaction is accounted for on the settlement date.

Receivables are measured at amortized cost (see below the accounting policy for "Non-current financial assets").

Non-current financial assets

Investments
Investments in equity instruments are measured at fair values, with gains or losses recognized in the equity reserve related to other comprehensive income; the amounts recognized in equity are reclassified to the profit and loss account when the investment is impaired or realized. Galp and Snam shares related to convertible bonds are measured at fair value through profit and loss account, under the fair value option, in order to reduce the accounting mismatch with the recognition of the option embedded in the convertible bond, measured at fair value through profit and loss account. When investments are not traded in a public market and their fair value cannot be reasonably determined, they are accounted for at cost, net of impairment losses; impairment losses shall not be reversed17.

Receivables and held-to-maturity financial assets
Receivables and held-to-maturity financial assets are recognized initially at their fair values plus transaction costs (e.g. fees of agents or consultants, etc.). The initial carrying amount is then adjusted to take into account principal repayments, plus or minus the cumulative amortization of any difference between the initial amount and the maturity amount and minus any reductions for impairment or uncollectibility. Amortization is carried out on the basis of the effective interest rate represented by the rate that equalizes, at the moment of the initial recognition, the

(15)	Changes in the carrying amount of available-for-sale financial assets relating to changes in a foreign exchange rates are recognized in the profit and loss account.
(16)	Interests accrued on financial assets held for trading impact the total fair value measurement of the instrument and are recognized, within the item "Finance income (expense)", in the sub-item "Net finance income on financial assets held for trading". Conversely, interests accrued on financial assets available-for-sale are recognized, within the item "Finance income (expense)", in the sub-item "Finance income".
(17)	Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.

present value of expected cash flows to the initial carrying amount (so-called "amortized cost method"). Receivables for finance leases are recognized at an amount equal to the present value of the lease payments and the purchase option price or any residual value; the amount is discounted at the interest rate implicit in the lease. If there is objective evidence that an impairment loss has been incurred (see also the accounting policy for "Current financial assets"), the impairment loss is measured by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate as defined at initial recognition, or at the moment of its updating to reflect re-pricings contractually established. Receivables and held-to-maturity financial assets are presented net of the allowance for impairment losses; when the impairment loss is definite the allowance for impairment losses is reversed for charges, otherwise for excess. Changes to the carrying amount of receivables or financial assets in accordance with the amortized cost method are recognized as "Finance income (expense)".

Financial liabilities
Debt is measured at amortized cost (see above the accounting policy for "Non-current financial assets").

Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities measured at their fair value. Derivatives are designated as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the hedge is highly effective and regularly reviewed. When hedging instruments hedge the risk of changes of the fair value of the hedged item (fair value hedge, e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are measured at fair value through profit and loss account. Hedged items are consistently adjusted to reflect, in the profit and loss account, the changes of fair value associated with the hedged risk; this applies even if the hedged item should be otherwise measured. When derivatives hedge the cash flow variability risk of the hedged item (cash flow hedge, e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), the changes in the fair value of the derivatives, considered an effective hedge, are initially recognized in the equity reserve related to other comprehensive income and then reclassified to profit and loss account in the same period during which the hedged transaction affects the profit and loss account. The changes in the fair value of derivatives that do not meet the conditions required to qualify for hedge accounting are recognized in the profit and loss account. In particular, the changes in the fair value of non-hedging derivatives on interest rates and exchange rates are recognized in the profit and loss account item "Finance income (expense)"; conversely, the changes in the fair value of non-hedging derivatives on commodities are recognized in the profit and loss account item "Other operating (expense) income". Economic effects of transactions to buy or sell commodities entered into to meet the entity’s normal operating requirements and for which the settlement is provided with the delivery of the underlying, are recognized on an accrual basis (the so-called normal sale and normal purchase exemption or own use exemption).

Derecognition of financial assets and liabilities
Transferred financial assets are derecognized when the contractual rights to receive the cash flows from the financial assets are realized, expired or transferred. Financial liabilities are derecognized when they are extinguished, or when the obligation specified in the contract is discharged, cancelled or expired.

Provisions
A provision is a liability of uncertain timing or amount at the balance sheet date. Provisions are recognized when: (i) there is a present obligation, legal or constructive, as a result of a past event; (ii) it is probable that the settlement of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation or to transfer it to third parties at the balance sheet date. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill these obligations. If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expenditures expected to be required to settle the obligation at a discount rate that reflects the Company’s average borrowing rate taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as "Finance income (expense)". When the liability regards a tangible asset (e.g. site dismantling and restoration), the provision is stated with a corresponding entry to the asset to which it refers. Charges to the profit and loss account are made with the amortization process. A provision for restructuring costs is recognized only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation in the affected parties that it will carry out the restructuring. Provisions are periodically reviewed and adjusted to reflect changes in the estimates of costs, timing and discount rates. Changes in provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (e.g. site dismantling and restoration), changes in the provision are recognized with a corresponding entry to the assets to which they refer, to the extent of the assets’ carrying amounts; any excess amount is recognized to the profit and loss account. A contingent liability is: (i) a possible, but not probable obligation arising from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or (ii) a present obligation arising from past events, whose amount cannot be reliably measured or whose settlement will probably not result in an outflow of resources embodying economic benefits. Information about Group’s contingent liabilities is provided in note 28.

Employee benefits
Post-employment benefit plans, including informal arrangements, are classified as either defined contribution plans or defined benefit plans depending on the economic substance of the plan as derived from its principal terms and conditions. For defined contribution plans, the Company’s obligation, which consists in making payments to the State or to a trust or a fund, is determined on the basis of contributions due. The liabilities related to defined benefit plans, net of any plan assets, are determined on the basis of actuarial assumptions and charged on an accrual basis during the employment period required to obtain the benefits. Net interest includes the return on plan assets and the interests cost to be recognized in the profit and loss account. Net interest is measured by applying to the liability, net of any plan assets, the discount rate used to calculate the present value of the liability; net interest of defined benefit plans is recognized in “Finance income (expense)”. Remeasurements of the net defined benefit liability, comprising actuarial gains and losses, resulting from changes in the actuarial assumptions used or from changes arising from experience adjustments, and the return on plan assets excluding amounts included in net interest, are recognized within statement of comprehensive income. Furthermore, in presence of net assets, changes in their value different from those included in net interest are recognized within statement of comprehensive income. Remeasurements of the net defined benefit liability, recognized in the statement of comprehensive income, are not reclassified to profit and loss account in a subsequent period.

Obligations for long-term benefits are determined by adopting actuarial assumptions. The effects of remeasurements are taken to profit and loss account in their entirety.

Treasury shares
Treasury shares are recognized as deductions from equity at cost. Gains or losses resulting from subsequent sales are recognized in equity.

Revenues and costs
Revenues associated with sales of products and rendering services are recognized when significant risks and rewards of ownership have passed to the customer or when the transaction can be considered settled and the associated revenue can be reliably measured. In particular, revenues are recognized for the sale of:
•	crude oil, generally upon shipment;
•	natural gas, upon delivery to the customer;
•	petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales of petroleum products are generally recognized upon shipment; and
•	chemical products and other products, generally upon shipment.

Revenues are recognized upon shipment when, at that date, significant risks are transferred to the buyer. Revenues from crude oil and natural gas production from properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s net working interest in those properties (entitlement method). Higher/lower production volume withdrawn as compared to Eni’s net working interest volume is recognized at current prices at the balance sheet date. Revenues related to partially rendered services are recognized by reference to the stage of completion, provided that: (i) the amount of revenues can be measured reliably; (ii) it is probable that the economic benefits associated with the transaction will flow to the entity; (iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and (iv) the related costs can be measured reliably. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. Revenues accrued during the year related to construction contracts in progress are recognized on the basis of contractual revenues with reference to the stage of completion of a contract measured on the cost-to-cost basis. For service concession arrangements (see above the accounting policy for "Intangible assets") in which customers fees do not provide a reliable distinction between the compensation for construction/update of the infrastructure and the compensation for operating it and in the absence of external benchmarks, revenues recognized during the construction/update phase are limited to the amount of the costs incurred. Additional revenues, derived from a change in the scope of work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the customer are included in the total amount of revenues when it is probable that the counterparty will accept them. Tangible assets, different from an infrastructure used in service concession arrangements, transferred from customers (or constructed using cash transferred from customers) and used to connect them to a network to supply goods and services, are recognized at their fair value as an offset to revenues. When more than one separately identifiable service is provided (for example, connection to a network and supply of goods) the entity shall assess for which one service it receives the transferred asset from the customer and it shall consistently recognize a revenue when the connection is delivered or over the lesser period between the length of the supply and the useful life of the transferred asset. Revenues are measured at the fair value of the consideration received or receivable net of returns, discounts, rebates, bonuses and related taxation. Award credits, related to customer loyalty programs, are recognized as a separate component of the sales transaction which grants the right to customers. Therefore, the portion of revenues related to the fair value of award credits granted is recognized as an offset to the item "Other liabilities". The liability is charged to the profit and loss account in the period in which the award credits are redeemed by customers or the related right is lost. The exchange of goods and services of similar nature and value does not give rise to revenues and costs as they do not represent sale transactions. Costs are recognized when the related goods and services are sold or consumed during the year, they are systematically allocated or when their future economic benefits cannot be identified. Costs associated with emission quotas, determined on the basis of the market prices, are recognized in relation to the amount of the carbon dioxide emissions that exceed free allowances. Costs related to the purchase of the emission rights are recognized as intangible assets net of any negative difference between the amount of emissions and the free allowances. Revenues related to emission quotas are recognized when they are sold. In case of sale, if applicable, the acquired emission rights are considered as the first to be sold. Monetary receivables granted to replace the free award emission rights are recognized as a contra to the item "Other income and revenues" of the profit and loss account. Operating lease payments are recognized in the profit and loss account over the contract term. The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs incurred for other scientific research activities or technological development, which cannot be capitalized (see above the accounting policy for "Intangible assets"), are included in the profit and loss account when they are incurred.

Grants not related to assets are recognized in the profit and loss account on an accrual basis matching the related costs when incurred.

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

Income taxes
Current income taxes are determined on the basis of estimated taxable income. The estimated liability is included in "Income taxes payable". Current income tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using tax rates and the tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets or liabilities are recognized for temporary differences arising between the carrying amounts of the assets and liabilities and their tax bases, based on tax rates and tax laws that have been enacted or substantively enacted for future years. Deferred tax assets are recognized when their recoverability is considered probable; in particular, deferred tax assets are recoverable when it is probable that taxable income will be available in the same year as the reversal of the deductible temporary difference. Similarly, deferred tax assets for the carryforward of unused tax credits and unused tax losses are recognized to the extent that the recoverability is probable. Income tax assets that are uncertain in the amount to be recovered are recognized according to the probability criterion.

Relating to the temporary differences associated with investments in subsidiaries and associates, and interests in joint arrangements, the related deferred tax liabilities are not recognized if the investor is able to control the timing of reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets and liabilities are included in non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item "Deferred tax assets"; if negative, in the item "Deferred tax liabilities". When the results of transactions are recognized directly in shareholders’ equity, the related current and deferred taxes are also charged to the shareholders’ equity.

Assets held for sale and discontinued operations
Non-current assets and current and non-current assets included within disposal groups, are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through their continuing use. For this to be the case, the sale must be highly probable and the asset or the disposal group must be available for immediate sale in its present condition. Non-current assets held for sale, current and non-current assets included within disposal groups that have been classified as held for sale and the liabilities directly associated with them are recognized in the balance sheet separately from other assets and liabilities. Non-current assets held for sale are not depreciated and they are measured at the lower of the fair value less costs to sell and their carrying amount. After the classification as held for sale of equity-accounted investments, the investment, or the portion of the investment, that meets the criteria to be classified as held for sale, is no longer accounted for using the equity method; therefore, in this case, the book value of the investment in accordance with the equity method represents the carrying amount for the measurement as non-current assets held for sale. Any retained portion of the equity-accounted investment that has not been classified as held for sale is accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, any retained investment is measured in accordance with the measurement criteria indicated in the accounting policy for "Non-current financial assets - Investments", unless the retained interest continues to be an equity-accounted investment.

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

4 Financial statements18

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

5 Changes in accounting policies

The adoption of the IFRSs effective from January 1, 2014 did not have a significant impact on the financial statements.

6 Use of accounting estimates

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments and past experience of other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, decommissioning and restoration liabilities, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the Company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used. A summary of significant estimates follows.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate that can be economically producible with reasonable certainty from known reservoirs under existing economic conditions and operating methods. Although there are authoritative guidelines regarding the engineering and geological criteria that must be met before estimated oil and gas reserves can be categorized as "proved", the accuracy of any reserve estimate depends on the quality of available data, the engineering and geological interpretation of such data and management’s judgment. Field reserves will be categorized as proved only when all the criteria for attribution of proved status have been met. Initially, all booked reserves are classified as proved undeveloped. Subsequently, volumes are reclassified from proved undeveloped to proved developed as a consequence of development activity. Generally, reserves are booked as proved developed when the first oil or gas is produced. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future revision. Upward or downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and

(18)	The financial statements are the same reported in the Annual Report on Form 20-F 2013.
(19)	Further information on financial instruments as classified in accordance with IFRS is provided in note 36 – Guarantees, commitments and risks - Other information about financial instruments.

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

Impairment of assets
Assets are impaired when there are events or changes in circumstances that indicate that carrying values of the assets are not recoverable. Such impairment indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance, a reduced utilization of the plants and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities or significant increase of the estimated development costs. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain and complex matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions. Similar remarks are valid for the physical recoverability of assets recognized in the balance sheet (deferred costs - see also the accounting policy for "Inventories") related to natural gas volumes not withdrawn under long-term supply contracts with take-or-pay clauses, as well as for the recoverability of deferred tax assets. The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal cost or the value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment analyses are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate which considers the risks specific to the asset. For oil and natural gas properties, the expected future cash flows are estimated principally based on developed and undeveloped proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimate of the future amount of production is based on assumptions related to the commodity future prices, lifting and development costs, field decline rates, market demand and other factors. The cash flows associated to oil and gas commodities are estimated on the basis of forward market information, if there is a sufficient liquidity and reliability level, on the consensus of independent specialized analysts and on management’s forecasts about the evolution of the supply and demand fundamentals. The discount rate reflects the current market valuation of the time value of money and of the specific risks of the asset not reflected in the estimate of the future cash flows. Goodwill and other intangible assets with indefinite useful lives are not subject to amortization. The Company tests for impairment such assets at the cash generating unit level on an annual basis and whenever there is an indication that they may be impaired. In particular, goodwill impairment is based on the lowest level (cash generating unit) to which goodwill can be allocated on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the Company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is lower than the amount of the impairment loss, the assets of the cash generating unit are impaired pro-rata on the basis of their carrying amount for the residual difference, up to the recoverable amount of assets with finite useful lives.

Decommissioning and restoration liabilities
Obligations to dismantle and remove items of property plant and equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded presently in the Consolidated Financial Statements. Estimating obligations to dismantle, remove and restore items of property, plant and equipment is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the countries where Eni operates, as do political, environmental, safety and public expectations. The complexity of these estimates is also due to the accounting that requires the initial recognition of the present value of the decommissioning and restoration liabilities as a part of the cost of property, plant and equipment. Then the carrying amount of decommissioning and restoration liabilities is adjusted to reflect the passage of time and any change in the estimates following the modification of amount and timing of future cash flows and discount rates adopted. The discount rate used to determine the provision is based on managerial judgments.

Business combinations
Accounting for business combinations requires the allocation of the purchase price to the identifiable assets and liabilities of the acquired business generally at their fair values. Any positive residual difference is recognized as goodwill. Any negative residual difference is recognized in the profit and loss account. Management uses all available information to make these fair value measurements and, for major business combinations, engages independent external advisors.

Environmental liabilities
As other oil and gas companies, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislations that implement international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability will be incurred and the liability can be reliably estimated. Management, considering the actions already taken, insurance policies obtained to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations. However, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of an unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by applicable laws; (iii) the possible effects of future environmental legislations and rules; (iv) the effects of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, against other potentially responsible parties with respect to such litigations and the possible reimbursements.

Employee benefits
Defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions including, among others, discount rates, expected rates of salary increases, medical cost trends, estimated retirement dates and mortality rates. The significant assumptions used to account for defined benefit plans are determined as follows: (i) discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indicators used in selecting the discount rate include market yields on high quality corporate bonds (or, in the absence of a deep market of these bonds, on the market yields on government bonds). The inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends, including healthcare inflation, changes in healthcare utilization and changes in health status of the participants; and (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for individual employees involved. Differences in the amount of the net defined benefit liability (asset), deriving from the remeasurements, comprising, among others, changes in the current actuarial assumptions, differences in the previous actuarial assumptions and what has actually occurred and differences in the return on plan assets, excluding amounts included in net interest, usually occur. Remeasurements are recognized within statement of comprehensive income for defined benefit plans and within profit and loss account for long-term plans.

Provisions
In addition to environmental liabilities, decommissioning and restoration liabilities and employee benefits, Eni recognizes provisions primarily related to litigations, tax issues and doubtful trade receivables. The estimate of these provisions is based on managerial judgments.

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

Revenues from the sale of electricity and gas to retail customers include allocations for the not yet billed supplies, occurred between the date of the last meters reading and the year end. These estimates are based on the difference between the volumes allocated by the grid managers and the billed volumes, as well as on other factors, considered by the management, which can impact on them.

7 Recent accounting standards

On November 21, 2013, the IASB issued the amendments to IAS 19 "Defined Benefit Plans: Employee Contributions" (hereinafter the amendments to IAS 19), which allow the recognition of contributions to defined benefit plans from employees or third parties as a reduction of service cost in the period in which the related service is received, provided that the contributions: (i) are set out in the formal conditions of the plan; (ii) are linked to service; and (iii) are independent of number of years of service (e.g. the contributions are a fixed percentage of the employee’s salary or a fixed amount throughout the service period or dependent on the employee’s age). The amendments to IAS 19 shall be applied for annual periods beginning on or after July 1, 2014 (for Eni: Annual report on Form 20-F 2015).

On May 6, 2014, the IASB issued the amendments to IFRS 11 "Accounting for Acquisitions of Interests in Joint Operations" (hereinafter the amendments to IFRS 11), which define the accounting treatment to be applied to the acquisition of both the initial interest or additional interests in a joint operation (without changing the status of joint operation) whose activity constitutes a business, as defined in IFRS 3. In these cases, the acquired interests in a joint operation shall be recognized in accordance with all the applicable principles on business combination accounting, which include but are not limited to: (i) measuring the identifiable assets and liabilities at fair value, other than items for which exceptions are given in IFRSs; (ii) recognizing acquisition-related costs as expenses in the periods in which the costs are incurred; (iii) recognizing deferred tax assets and liabilities that arise from the initial recognition of assets (except for goodwill) or liabilities in respect of deductible or taxable temporary differences; (iv) recognizing the excess of the consideration transferred over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed, if any, as goodwill; and (v) testing for impairment a cash generating unit to which goodwill has been allocated at least annually, or whenever there is an impairment indicator. The amendments to IFRS 11 shall be applied for annual periods beginning on or after January 1, 2016.

On May 12, 2014, the IASB issued the amendments to IAS 16 and IAS 38 "Clarification of Acceptable Methods of Depreciation and Amortization" (hereinafter the amendments to IAS 16 and IAS 38), which consider inappropriate a depreciation or amortization method that is based on revenue that is generated by an activity that includes the use of an asset. For intangible assets, this indication represents a rebuttable presumption which can be overcome only in the following limited circumstances: (i) the right over the use of an intangible asset is set out as a fixed total amount of revenue to be generated; or (ii) when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible assets are highly correlated. The amendments to IAS 16 and IAS 38 shall be applied for annual periods beginning on or after January 1, 2016.

On May 28, 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers" (hereinafter IFRS 15), which establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognize; it applies to all the contracts with the customers, including construction contracts. In particular, IFRS 15 requires that, to recognize revenue, a company shall apply the following five steps: (i) identify the contract with the customer; (ii) identify the performance obligations (that are promises in a contract to transfer to a customer goods and/or services); (iii) determine the transaction price; (iv) allocate the transaction price to each performance obligation on the basis of the relative stand-alone selling prices of each good or service promised in the contract; and (v) recognize revenue when a performance obligation is satisfied. Moreover, IFRS 15 includes more disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 shall be applied for annual periods beginning on or after January 1, 2017.

On July 24, 2014, the IASB completed its project to replace IAS 39 by issuing the final version of IFRS 9 "Financial Instruments" (hereinafter IFRS 9). In particular, IFRS 9: (i) changes the classification and measurement approach for financial assets; (ii) introduces a new impairment model for financial assets, which considers the expected credit losses; and (iii) includes an improved hedge accounting model. IFRS 9 shall be applied for annual periods beginning on or after January 1, 2018.

On August 12, 2014, the IASB issued the amendment to IAS 27 "Equity Method in Separate Financial Statements", which introduces the possibility to account for investments in subsidiaries, joint ventures and associates using the equity method in the separate financial statements. The amendment to IAS 27 shall be applied for annual periods beginning on or after January 1, 2016.

On September 11, 2014, the IASB issued the amendments to IFRS 10 and IAS 28 "Sale or Contribution of Assets between an Investor and its Associate or Joint Venture" (hereinafter the amendments to IFRS 10 and IAS 28), which define the recognition criteria of the economic effects mainly related to the loss of control of an investment as a consequence of its transfer to an associate or a joint venture. The amendments to IFRS 10 and IAS 28 shall be applied for annual periods beginning on or after January 1, 2016.

On December 18, 2014, the IASB issued the amendments to IAS 1 "Disclosure Initiative", which include essentially explanations about the presentation of the financial statements, highlighting the use of the concept of materiality. The amendments to IAS 1 shall be applied for annual periods beginning on or after January 1, 2016.

On December 12, 2013, the IASB issued the documents "Annual Improvements to IFRSs 2010-2012 Cycle" and "Annual Improvements to IFRSs 2011-2013 Cycle", which include, basically, technical and editorial changes to existing standards. The amendments to the standards shall be applied for annual periods beginning on or after July 1, 2014 (for Eni: Annual report on Form 20-F 2015).

On September 25, 2014, the IASB issued the document "Annual Improvements to IFRSs 2012-2014 Cycle", which include, basically, technical and editorial changes to existing standards. The amendments to the standards shall be applied for annual periods beginning on or after January 1, 2016.

Eni is currently reviewing these new IFRS to determine the likely impact on the Group’s results.

Current assets

8 Cash and cash equivalents

Cash and cash equivalents of euro 6,614 million (euro 5,431 million at December 31, 2013) included financial assets that have a maturity of three months or less at the date of acquisition amounting to euro 3,373 million (euro 3,086 million at December 31, 2013) and mainly included short-term deposits having notice of more than 48 hours.

Restricted cash amounted to euro 90 million and related to key money in connection with a judicial investigation in the Engineering & Construction. More information about the judicial investigation is disclosed in note 36 – Guarantees, commitments and risks - Corruption investigations.

The average maturity of short-term deposit was 9 days and the average interest rate amounted to 0.15% (0.30% at December 31, 2013).

9 Financial assets held for trading

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Quoted bonds issued by sovereign states	1,961	1,325
Other	3,043	3,699
	5,004	5,024

The breakdown by issuing entity of financial assets held for trading is presented below:

Nominal value (euro million)	Fair value (euro million)	Rating - Moody’s	Rating - S&P

Quoted bonds issued by sovereign states
Fixed rate bonds
Italy	691	700	Baa2	BBB-
Spain	190	202	Baa2	BBB
France	70	73	Aa1	AA
European Union	48	51	Aaa	AA+
Canada	31	32	Aaa	AAA
Germany	9	9	Aaa	AAA
	1,039	1,067
Floating rate bonds
Germany	181	181	Aaa	AAA
France	77	77	Aa1	AA
	258	258
Total quoted bonds issued by sovereign states	1,297	1,325
Other bonds
Fixed rate bonds
Quoted bonds issued by industrial companies	1,949	2,056	from Aaa to Baa3	from AAA to BBB-
Quoted bonds issued by financial and insurance companies	1,033	1,082	from Aaa to Baa3	from AAA to BBB-
	2,982	3,138
Floating rate bonds
Quoted bonds issued by industrial companies	86	87	from Aaa to Baa3	from AAA to BBB-
Quoted bonds issued by financial and insurance companies	474	474	from Aaa to Baa3	from AAA to BBB-
	560	561
Total other bonds	3,542	3,699
Total other financial assets held for trading	4,839	5,024

The breakdown by currency is provided below:

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Euro	4,954	4,996
British pound	37	16
Swiss franc	13	12
	5,004	5,024

The fair value was estimated on the basis of market quotations.

10 Financial assets available for sale

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Securities held for operating purposes
Quoted bonds issued by sovereign states	165	204
Quoted securities issued by financial institutions	37	40
	202	244
Securities held for non-operating purposes
Quoted bonds issued by sovereign states		6
Quoted securities issued by financial institutions	7	7
Quoted securities	26
	33	13
	235	257

The breakdown by currency is provided below:

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Euro	173	216
U.S. dollar	58	39
Indian rupee	4	2
	235	257

At December 31, 2014, bonds issued by sovereign states amounted to euro 210 million (euro 165 million at December 31, 2013). A breakdown by Country is presented below:

Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody’s	Rating - S&P

Fixed rate bonds
Belgium	27	33	from 3.75 to 4.25	from 2019 to 2021	Aa3	AA
Italy	29	30	from 1.50 to 5.75	from 2015 to 2018	Baa2	BBB-
Portugal	22	25	from 3.35 to 4.75	from 2015 to 2019	Ba1	BB
Spain	21	24	from 3.15 to 4.85	from 2016 to 2020	Baa2	BBB
France	16	17	from 1.00 to 3.25	from 2018 to 2021	Aa1	AA
Slovakia	15	16	from 1.50 to 4.20	from 2016 to 2018	A2	A
Ireland	13	16	from 4.40 to 4.50	from 2019 to 2020	Baa1	A
Finland	9	9	from 1.13 to 1.75	from 2015 to 2019	Aaa	AA+
Czech Republic	7	8	3.63	2021	A1	AA-
Netherlands	6	7	4.00	from 2016 to 2018	Aaa	AA+
Poland	5	6	6.38	2019	A2	A-
Austria	5	5	3.50	2015	Aaa	AA+
Germany	5	5	3.25	2015	Aaa	AAA
Canada	5	5	1.63	2019	Aaa	AAA
United States	4	4	3.13	2019	Aaa	AA+
	189	210

Quoted securities amounting to euro 47 million (euro 44 million at December 31, 2013) were issued by financial institutions with a rating ranging from Aaa to A2 (Moody’s) and from AAA to A+ (S&P).

Securities held for operating purposes of euro 244 million (euro 202 million at December 31, 2013) were designated to hedge the loss provisions of the Group’s insurance company Eni Insurance.

The effects of fair value measurement of securities are set out below:

(euro million)	Carrying amount at Dec. 31, 2013	Changes recognized in equity	Carrying amount at Dec. 31, 2014

Fair value	6	7	13
Deferred tax liabilities	(1)	(1)	(2)
Other reserves of shareholders' equity	5	6	11

The fair value was estimated on the basis of market quotations.

11 Trade and other receivables

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Trade receivables	21,212	19,709
Financing receivables:
- for operating purposes - short-term	403	423
- for operating purposes - current portion of long-term receivables	481	839
- for non-operating purposes	129	555
	1,013	1,817
Other receivables:
- from disposals	88	86
- other	6,577	6,989
	6,665	7,075
	28,890	28,601

The decrease in trade and other receivables of euro 1,503 million primarily related to the Gas & Power segment (euro 726 million) and to the Exploration & Production segment (euro 594 million).

Receivables are stated net of the valuation allowance for doubtful accounts of euro 2,353 million (euro 1,877 million at December 31, 2013):

(euro million)	Carrying amount at Dec. 31, 2013	Additions	Deductions	Other changes	Carrying amount at Dec. 31, 2014

Trade receivables	1,291	518	(154)	19	1,674
Financing receivables	52			7	59
Other receivables	534	48	(9)	47	620
	1,877	566	(163)	73	2,353

Additions to the allowance reserve for doubtful accounts amounted to euro 518 million (euro 384 million in 2013) and primarily related to the Gas & Power segment (euro 380 million), particularly in respect of continuing difficulties in the collection of receivables due by Italian retail customers who were hit by the economic and financial downturn. Eni is implementing all the necessary steps to reduce the receivables past due through a revision of their management process and through factoring arrangements.

Deductions amounted to euro 154 million (euro 158 million in 2013) and related to the Gas & Power segment for euro 55 million and to the Engineering & Construction for euro 53 million.

At the balance sheet date, Eni had in place transactions to transfer to factoring institutions certain trade receivables without recourse for euro 1,375 million, due in 2015 (euro 2,533 million at December 31, 2013, due in 2014). Transferred receivables related to the Gas & Power segment (euro 1,099 million), the Refining & Marketing segment (euro 147 million), the Engineering & Construction segment (euro 92 million) and Versalis (euro 37 million). Furthermore, the Engineering & Construction segment transferred certain trade receivables without recourse due in 2015 for euro 419 million through Eni’s subsidiary Serfactoring SpA (euro 222 million at December 31, 2013, due in 2014).

Trade receivables amounting to euro 763 million were overdue in the Exploration & Production segment at the balance sheet date and related to hydrocarbons supplies to Egyptian State-owned companies. This amount was fairly reduced from after peaking at (euro 1,195 million) at June 30, 2014, thanks to a stream of reimbursements received during 2014 pursuant to the finalization of certain commercial agreements with the counterparties. In 2015, negotiations will continue with those state-owned companies and other local governmental authorities for the reduction of overdue amounts leveraging on the established relationships with Egyptian counterparties.

The ageing of trade and other receivables is presented below:

Dec. 31, 2013	Dec. 31, 2014

(euro million)	Trade receivables	Other receivables	Total	Trade receivables	Other receivables	Total

Neither impaired nor past due	16,625	5,432	22,057	15,575	5,713	21,288
Impaired (net of the valuation for doubtful accounts)	1,056	172	1,228	1,804	196	2,000
Not impaired and past due in the following periods:
- within 90 days	1,702	325	2,027	1,088	232	1,320
- 3 to 6 months	709	50	759	550	105	655
- 6 to 12 months	606	185	791	244	10	254
- over 12 months	514	501	1,015	448	819	1,267
	3,531	1,061	4,592	2,330	1,166	3,496
	21,212	6,665	27,877	19,709	7,075	26,784

Trade and other receivables overdue but not impaired primarily pertained to high-credit-rating public administrations, to other highly-reliable counterparties for supplies of oil, natural gas, refined and chemical products and to retail customers of the Gas & Power segment. In the course of 2014, factoring transactions were executed in connection with overdue receivables of certain public administrations. In particular, in December 2014 overdue receivables for about euro 104 million were factored relating to middle and large clients in the Gas & Power segment.

The increase of euro 772 million of receivables impaired net of the valuation for doubtful accounts related to the Gas & Power segment for euro 494 million and the Refining & Marketing segment for euro 255 million. The decrease in receivables not impaired and past due of euro 1,096 million related to the Gas & Power segment for euro 1,026 million.

Trade receivables included amounts withheld to guarantee certain contract work in progress for euro 153 million (euro 209 million at December 31, 2013).

Trade receivables in currencies other than euro amounted to euro 8,066 million (euro 7,611 million at December 31, 2013).

Financing receivables associated with operating purposes of euro 1,262 million (euro 884 million at December 31, 2013) included loans granted to unconsolidated subsidiaries, joint ventures and associates to fund the execution of capital projects for euro 811 million (euro 481 million at December 31, 2013) and cash deposits to hedge the loss provision made by Eni Insurance Ltd for euro 332 million (euro 321 million at December 31, 2013).

Financing receivables not associated with operating activities amounted to euro 555 million (euro 129 million at December 31, 2013) and related to: (i) restricted deposits in escrow for euro 287 million of Eni Trading & Shipping SpA (euro 92 million at December 31, 2013) of which euro 183 million with Citigroup Global Markets Ltd, euro 96 million with BNP Paribas and euro 8 million with ABN AMRO relating to derivatives; (ii) to receivables relating margins on derivatives of Eni Trading & Shipping SpA for euro 203 million (financing debts of euro 15 million at December 31, 2013); and (iii) restricted deposits in escrow of receivables of the Engineering & Construction segment for euro 25 million (same amount as of December 31, 2013).

Financing receivables in currencies other than euro amounted to euro 1,063 million (euro 529 million as of December 31, 2013).

Receivables related to divesting activities of euro 86 million (euro 88 million at December 31, 2013) related for euro 52 million (euro 79 million at December 31, 2013) to the divestment finalized in June 2012 of a 3.25% interest in the Karachaganak project (equal to Eni’s 10% interest) to the Kazakh partner KazMunaiGas as part of an agreement between the Contracting Companies of the Final Production Sharing Agreement (FPSA) and Kazakh

Authorities which settled disputes on the recovery of the costs incurred by the International Consortium to develop the field, as well as a certain tax claims. Eni agreed to collect the cash consideration in monthly installments starting from July 2012. The receivable accrues interest income at market rates.

Other receivables of euro 6,989 million (euro 6,577 million at December 31, 2013) included: (i) euro 663 million of receivables related to the recovery of costs incurred for two oil projects in the Exploration & Production segment. In the recent years Eni commenced two arbitration proceedings that led to the issuance of a partial award and a favorable final award in the first one and the issuance of a partial award in the second one. For the second proceeding, the final award could be issued by the Arbitration Committee on the condition that the restrictive measure issued by a local court that prevents the continuation of this arbitration will be revoked; (ii) euro 91 million to be paid by gas customers for amounts of gas to be delivered following the triggering of the take-or-pay clause provided for by the relevant long-term contracts; and (iii) euro 1 million relating to receivables for the settlement of tax positions with unconsolidated subsidiaries which are part of the consolidated accounts for Italian tax purposes (euro 8 million at December 31, 2013).

Other receivables were as follows:

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Receivables originated from divestments	88	86
Accounts receivable from:
- joint venture partners in exploration and production	4,771	4,837
- prepayments for services	613	857
- insurance companies	171	164
- from factoring arrangements	121	140
- non-Italian oil entities for oil tax refunds	69	47
- non-financial government entities	17	18
- other receivables	815	926
	6,577	6,989
	6,665	7,075

Receivables from joint venture partners in exploration and production activities of euro 207 million (euro 264 million at December 31, 2013) included the liability for defined-benefit plans (see note 30 – Provisions for employee benefits).

Receivables from factoring arrangements of euro 140 million (euro 121 million at December 31, 2013) related to Serfactoring SpA and consisted of advances for factoring arrangements with recourse and receivables for factoring arrangements without recourse.

Other receivables in currencies other than euro amounted to euro 6,004 million (euro 5,674 million at December 31, 2013).

Because of the short-term maturity and conditions of remuneration of trade receivables, the fair value approximated the carrying amount.

Receivables with related parties are described in note 44 – Transactions with related parties.

12 Inventories

Dec. 31, 2013	Dec. 31, 2014

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	714	209		1,848	2,771	468	210		2,177	2,855
Products being processed and semi-finished products	114	14		1	129	34	11		1	46
Work in progress			1,627		1,627			1,768		1,768
Finished products and goods	2,496	801		93	3,390	2,022	699		131	2,852
Certificates and emission rights				22	22				34	34
	3,324	1,024	1,627	1,964	7,939	2,524	920	1,768	2,343	7,555

Contract work in progress for euro 1,768 million (euro 1,627 million at December 31, 2013) related to the Engineering & Construction segment for euro 1,757 million (euro 1,607 million at December 31, 2013) and included additional payments under negotiation (change orders and claims) for euro 801 million (euro 1,018 million at December 31, 2013). More information is provided in note 37 – Revenues. As of December 31, 2014 there were no prepayments from customers offsetting the related contracts work in progress (euro 6 million at December 31, 2013 corresponding to the amount of the works executed and accepted by customers). Certificates and emission rights of euro 34 million (euro 22 million at December 31, 2013) are evaluated at fair value on the basis of market prices.

Inventories of euro 213 million (euro 105 million at December 31, 2013) were pledged as a guarantee for the payment of storage services.

Changes in inventories and in the loss provision were as follows:

(euro million)	Carrying amount at the beginning of the year	Changes	New or increased provisions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Carrying amount at the end of the year

December 31, 2013
Gross carrying amount	8,749	(373)			(3)	(181)	(66)	8,126
Loss provision	(171)		(168)	149		3		(187)
Net carrying amount	8,578	(373)	(168)	149	(3)	(178)	(66)	7,939
December 31, 2014
Gross carrying amount	8,126	(185)			26	271	(211)	8,027
Loss provision	(187)		(371)	57		(8)	37	(472)
Net carrying amount	7,939	(185)	(371)	57	26	263	(174)	7,555

Negative changes of the year amounting to euro 185 million related to the Refining & Marketing segment for euro 414 million, partially offset by the increase of the Exploration & Production segment for euro 203 million and the Engineering & Construction segment for euro 97 million. Additions of euro 371 million and deductions of euro 57 million of the loss provision related to the Refining & Marketing segment for euro 298 million and euro 17 million, respectively, and related, in particular, to the alignment of the book value of inventories of crude oil and refined products to their net realizable values at year end or to the reduction of refinery throughputs as a result of plant closures.

Other changes of euro 174 million included a reclassification of euro 104 million to assets held for sale.

13 Current tax assets

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Italian subsidiaries	555	472
Subsidiaries outside Italy	247	290
	802	762

Income taxes are described in note 41 – Income tax expense.

14 Other current tax assets

(euro million)	Dec. 31, 2013	Dec. 31, 2014

VAT	596	817
Excise and customs duties	88	200
Other taxes and duties	151	192
	835	1,209

15 Other current assets

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Fair value of cash flow hedge derivatives	14	41
Fair value of other derivatives	718	3,258
Other current assets	593	1,086
	1,325	4,385

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or alternatively, appropriate valuation methods commonly used in the marketplace.

Fair value of cash flow hedge derivatives of euro 41 million (euro 14 million at December 31, 2013) related to the hedges entered by the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated with highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. Negative fair value of contracts expiring by 2015 is disclosed in note 27 – Other current liabilities; positive and negative fair value of contracts expiring beyond 2015 is disclosed in note 22 – Other non-current receivables and in note 32 – Other non-current liabilities. The effects of the measurement at fair value of cash flow hedge derivatives are given in note 34 – Shareholders’ equity and in note 38 – Operating expenses. Purchase and sale commitments of cash flow hedge derivatives amounted to euro 1 million and to euro 543 million, respectively (sale commitments of euro 505 million at December 31, 2013). Information on hedged risks and hedging policies is disclosed in note 36 – Guarantees, commitments and risks - Risk factors.

The fair value of other derivative contracts is presented below:

Dec. 31, 2013	Dec. 31, 2014

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Derivatives on exchange rate
Interest currency swap	6	35
Currency swap	250	2,320	6,426	339	6,530	973
Other	1	68	73	83	966	45
	257	2,423	6,499	422	7,496	1,018
Derivatives on interest rate
Interest rate swap	2	36		5	144
	2	36		5	144
Derivatives on commodities
Over the counter	395	6,558	9,231	2,671	321	14,058
Options				122	1,031
Future	64	7,666	6,340	4	41
Other				34
	459	14,224	15,571	2,831	1,393	14,058
	718	16,683	22,070	3,258	9,033	15,076

Fair value of other derivatives of euro 3,258 million (euro 718 million at December 31, 2013) consisted of: (i) euro 978 million (euro 369 million at December 31, 2013) of derivatives that lacked the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 2,246 million (euro 344 million at December 31, 2013) of commodity derivatives entered by the Gas & Power segment for trading purposes and proprietary trading; (iii) euro 34 million of derivatives embedded in the pricing formulas of certain long-term supply contracts of gas in the Exploration & Production segment; and (iv) euro 5 million as of December 31, 2013 of derivatives related to net settlement agreements, of which euro 7 million of negative fair value hedge derivatives.

Other assets amounted to euro 1,086 million (euro 593 million at December 31, 2013) and included: (i) gas volumes prepayments of euro 496 million that were made in previous reporting period due to the take-or-pay obligations in the Company’s long-term supply contracts, as the Company is forecasting to make-up the underlying gas volumes in the next twelve months based on its sales plans and the benefits of the latest renegotiations which have been achieved at the closing date. The portion that Eni expects to recover beyond 12 months is provided in note 22 – Other non-current assets; (ii) prepayments and accrued income for euro 124 million (euro 107 million at December 31, 2013); (ii) pre-paid rentals for euro 51 million (euro 63 million at December 31, 2013); and (iii) pre-paid insurance premiums for euro 36 million (euro 53 million at December 31, 2013).

Transactions with related parties are described in note 44 – Transactions with related parties.

Non-current assets

16 Property, plant and equipment

(euro million)	Net book amount at the beginning of the year	Additions	Depreciation	Impairment losses	Changes in the scope of consolidation	Currency translation differences	Reclassification to assets held for sale	Other changes	Net book amount at the end of the year	Gross book amount at the end of the year	Provisions for depreciation and impairments

December 31, 2013
Land	677	10		(8)		(19)	(3)	10	667	693	26
Buildings	1,170	72	(116)	(37)	18	(29)	(7)	197	1,268	3,404	2,136
Plant and machinery	40,047	3,825	(7,071)	(1,847)		(1,570)	(145)	8,334	41,573	121,429	79,856
Industrial and commercial equipment	425	142	(125)	(4)		(19)		31	450	1,865	1,415
Other assets	731	80	(142)	(1)	1	(10)		(294)	365	1,953	1,588
Tangible assets in progress and advances	21,748	6,784		(219)		(996)		(7,877)	19,440	21,424	1,984
	64,798	10,913	(7,454)	(2,116)	19	(2,643)	(155)	401	63,763	150,768	87,005
December 31, 2014
Land	667	7		(1)		2	(51)	(9)	615	642	27
Buildings	1,268	129	(126)	(20)		40	(80)	422	1,633	4,463	2,830
Plant and machinery	41,573	3,763	(7,850)	(1,141)	245	3,363	(3)	6,795	46,745	140,353	93,608
Industrial and commercial equipment	450	129	(121)	(15)	(1)	21		127	590	2,099	1,509
Other assets	365	70	(90)	(1)		17	(3)	100	458	2,159	1,701
Tangible assets in progress and advances	19,440	6,587		(362)		1,652	(1)	(5,395)	21,921	24,311	2,390
	63,763	10,685	(8,187)	(1,540)	244	5,095	(138)	2,040	71,962	174,027	102,065

Capital expenditures by segment was the following:

(euro million)	2013	2014

Capital expenditures
Exploration & Production	8,754	9,081
Gas & Power	149	114
Refining & Marketing	664	527
Versalis	311	277
Engineering & Construction	887	682
Corporate and financial companies	130	56
Other activities	21	30
Elimination of intragroup profits	(3)	(82)
	10,913	10,685

Capital expenditures included capitalized finance expenses of euro 161 million (euro 167 million in 2013) and related to the Exploration & Production segment (euro 133 million), the Refining & Marketing segment (euro 22 million) and the Versalis segment (euro 6 million). The interest rates used for capitalizing finance expense ranged from 2.7% to 5.3% (2.6% and 5.3% at December 31, 2013).

The main depreciation rates used were substantially unchanged from the previous year and ranged as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

A breakdown of impairments losses recorded in 2014 and the associated tax effect is provided below:

(euro million)	2013	2014

Impairment losses
Exploration & Production	209	695
Gas & Power	1,200	79
Refining & Marketing	633	234
Versalis	55	98
Engineering & Construction		420
Other segments	19	14
	2,116	1,540
Tax effects
Exploration & Production	71	134
Gas & Power	355	27
Refining & Marketing	223	69
Versalis	15	33
Engineering & Construction
Other segments	5	4
	669	267
Impairments net of the relevant tax effects
Exploration & Production	138	561
Gas & Power	845	52
Refining & Marketing	410	165
Versalis	40	65
Engineering & Construction		420
Other segments	14	10
	1,447	1,273

In order to verify the recoverability of the book value of tangible and intangible assets, management assesses whether there are any indications that assets may be impaired including external impairment indicators, such as the carrying amount of the net assets of Eni is more than its market capitalization at year end, expectations about future trends in the prices and margins of commodities, forecast trends in monetary variables (interest rates, exchange rates, inflation), country risk or changes in the regulatory/contractual framework, and internal impairment indicators, such as underperformance of the reservoir, increase in costs/investments, obsolescence and other factors. In assessing whether impairment is required, the carrying amounts of property, plant and equipment are compared with their recoverable amounts.

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. Given the nature of Eni’s activities, information on asset fair value is usually difficult to obtain unless negotiations with a potential buyer are ongoing. Therefore, the recoverability is verified by using the value-in-use which is calculated by discounting the estimated cash flows arising from the continuing use of an asset. The valuation is carried out for individual asset or for the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit - CGU). The Group has identified its CGUs: (i) in the Exploration & Production segment, individual oilfields or pools of oilfields whereby technical, economic or contractual features make underlying cash flows interdependent; (ii) in the Gas & Power segment, in addition to the CGUs to which the goodwill arisen from acquisitions was allocated (see note 18 – Intangible assets), electricity generation plants, international pipelines and minor CGUs have been identified as being individual cash generating units; (iii) in the Refining & Marketing segment, refining plants, retail networks and other distribution facilities itemized by country of operations and type of network (retail outlets located along ordinary routes and, high-ways, and wholesale facilities); (iv) in the Versalis segment, production plants by business/plant and related facilities; and (v) in the Engineering & Construction segment, the business units Offshore E&C, with independent assessment of two floating production units (Leased FPSO), Onshore E&C, Onshore Drilling and each of the rigs employed in the business unit Offshore Drilling.

Recoverable amounts are calculated by discounting the estimated cash flows deriving from the continuing use of the CGUs and, if significant and reasonably determinable, the cash flows deriving from disposal at the end of their useful lives.

Cash flows are determined on the basis of the best information available at the time of the assessment deriving: (i) for the first four years of each projection, from the Company’s four-year plan adopted by the top management which provides information on expected oil and gas production volumes, sales volumes, capital expenditure, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates; (ii) beyond the four-year plan horizon, cash flow projections are estimated based on management’s long-term assumptions regarding the main macroeconomic variables (inflation rates, commodity prices, etc.) and along a time horizon which considers the following factors: (a) for the oil&gas CGUs, the residual life of the reserves and the associated projections of operating costs and development expenditures; (b) for the CGUs of the Refining & Marketing segment, Versalis and the power plants, the economical and technical life of the plants and the associated projections of operating costs, expenditures to support plant efficiency, refining and selling margins and, in the case of chemical plants, operating results before depreciation, interest and taxes, with the adoption of a normalization factor in order to reflect the structural capacity to generate profitability of these CGUs; (c) for the CGUs of the gas market and the Engineering & Construction segment, to which amounts of goodwill have been allocated, management uses the perpetuity method of the last year-plan assuming nominal growth rates ranging from 0% to 2% (which results to a real growth rate negative or equal to zero) also applying a normalization factor of the perpetuity to reflect any cyclicality observed in the business; and d) for each single vessel of Saipem (leased FPSO units and offshore drilling rigs) on the basis of their residual economic and technical life and, in relation to the subsequent years of the plan, on the basis of the projections of utilization of the vessels and daily rates considering existing contracts, or reasonable projections of use and daily rates in line with the management’s expectations about the market trends of client companies (oil companies), normalized days of use and the relevant projections of operating and maintenance costs; and (iii) for the commodity prices, management assumed the price scenario adopted for the economic and financial projections of the Company’s four year industrial plans and for the assessment of the profitability of capital projects. In particular, in order to assess future cash flows associated with the production of crude oil and natural gas and production and marketing of refined products, the price scenario is subject to the approval of the Board of Directors and, under normal market conditions, is based on the observation of forward prices of commodities for future delivery in the next four years in case the level of liquidity and reliability of future contracts is deemed to be fair, and on assumptions about trends in market fundamentals of demand and supply of crude oil and other commodities for the long term. Considering the strong discontinuity in the markets recorded at the end of 2014, with the aim of fairly weighting short-term volatility, market price benchmarks were assessed over the entire plan horizon, considering the most recent trends observed in forward prices; particularly with reference to the year 2014, management adopted a price scenario which incorporated the latest trends in the forward curves recorded in January 2015, price forecasts made by specialized independent sources and internal forecasts on the evolution of the fundamentals for supply and demand. The scenario adopted for planning purposes and in order to assess the recoverability of the carrying amounts of the Company’s assets in the this annual report 2014 confirmed a long-term price for the Brent crude oil of 90 $/BBL (in real terms in 2018), assuming a gradual recovery in the price over the next four years from the expected value of 55 U.S. dollars in 2015 up to the long-term case (70 U.S. dollars in 2016, 80 U.S. dollars in 2017).

Values in use are estimated by discounting post-tax cash flows at a rate which corresponds for the Exploration & Production, Refining & Marketing and Versalis to the Company’s weighted average cost of capital net of the risk factors attributable to Saipem and the Gas & Power segment which are assessed on a stand alone basis. Then the discount rates are adjusted to factor in risks specific to each country of activity (adjusted post-tax WACC). In 2014, the adjusted post-tax WACC of Eni, which is the driver for calculating each business segment WACC to assess the value-in-use of their respective CGUs, decreased by 110 basis points compared to 2013 driven by a reduced sovereign risk premium incorporated into the yields of Italian bonds with a maturity of ten years, and, to a lesser extent, to a reduction in the beta of the Eni share. The other drivers used in determining the cost of capital – cost of borrowings to Eni, the average premium for country risk, debt-to-equity ratio – were assessed to record only marginal variations. In 2014, the adjusted WACC rates used for impairment test purposes ranged from 5.8% to 10.5% for the Exploration & Production segment, the Refining & Marketing segment and Versalis; 5.7% for the Gas & Power segment; 6.9% for Saipem.

Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.

In 2014, Eni recognized impairment losses for euro 1,540 million and write-off of equipment for euro 138 million, primarily in the Exploration & Production segment.

In Exploration & Production, oil&gas properties were impaired to the amount of euro 695 million mainly driven by the impact of lower price environment in the short to medium term. There were no single large amounts; impaired properties were located mainly in the United States, Congo, Australia, Angola and Italy.

The Engineering & Construction segment recognized impairment losses for a total amount of euro 420 million primarily related to offshore drilling rigs and construction and FPSO vessels driven by expectations of reduced utilization rates against the backdrop of low crude oil prices.

Impairment losses recognized in the Refining & Marketing of euro 234 million related to investments executed in the year for compliance and stay-in-business related to cash generating unit fully impaired in previous reporting periods which were confirmed to lack any profitability prospects, while the book values of the distribution networks in the Czech Republic and Slovakia were aligned to their lower expected fair values (more information is disclosed in note 33 – Assets held for sale and liabilities directly associated with assets held for sale).

In the Versalis segment impairment losses amounted to euro 98 million and related to the write-off of the book values of marginal production lines which were shut down and to the write-off of expenditures incurred for safety and plant reliability at assets which were fully impaired in previous reporting periods.

Considering the volatility in the oil scenario and the uncertainty about a recovery in crude oil prices, management assessed the fairness of its assumptions and the outcome of the impairment review through different sensitivity analyses. This additional assessment was considered appropriate because at the reporting date the book value of the net assets of Eni, amounting to approximately euro 60 billion, exceeded by approximately 15% Eni’s market capitalization at the same date. In order to determine the value-in-use of Eni, management selected those CGUs which carrying amounts were not reflective of the underlying fair values; those CGUs related to oil&gas properties; the other CGUs in the Gas & Power, Refining & Marketing and Chemical segments were assessed to have fair values in line with the carrying amounts considering the regular adoption of the impairment test by Eni. The fair values of the oil&gas CGUs which were determined utilizing the impairment test methodology under Eni’s price assumptions at the reporting date, showed a significant headroom over the corresponding book values. It is worth noting that such headroom does not correspond to the one that could be obtained in a hypothetical sale process of the oil&gas CGUs which would comprise the valuation of additional types of resources (contingent, exploration, etc.) that are normally excluded when assessing the recoverability of the carrying amounts of oil&gas properties. In addition, the alignment to the market price of Eni’s interest in Saipem at the end of 2014 did not produce significant effects compared to the underlying book value recognized in the consolidated accounts of Eni. On the basis of this review which showed that the recoverable amount of the Group exceeds the book value of the net assets, management concluded that the undervaluation of Eni at the market price current at the reporting date was attributable to the strong pressure suffered by the oil sector in the financial markets at the end of 2014, coinciding with a bottom in the current oil price downturn and considering a context of sharp volatility. These trends have been progressively absorbed in the first months of 2015. For those reasons, management also performed a sensitivity analysis of the global headroom of Eni’s oil&gas properties by selecting a sample that provided a significant coverage of the global headroom and by considering a 10% reduction in the Brent price over all the plan period and until reservoir depletion, holding all other operating conditions unchanged. Management concluded about the resilience of the headroom of Eni. Even the country risk was subject to a sensitivity analysis for the determination of the discount rate of future cash flows of oil&gas properties by reassessing the country risk score of those countries particularly exposed to the financial risk following the collapse in the oil prices and a worsening of local geopolitical crisis. In particular, the oil&gas properties of Eni in Libya were tested with a discount rate greater than 100 bp compared to the base case (9.2%) and substantially confirmed the headroom. Finally, for some large oil and gas projects the headroom was tested by assuming hypothesis of delay in the start up or in the restart of production, such as the Kashagan project, without significant effects in the dimension of the headroom.

The change in the scope of consolidation of euro 244 million essentially related to the purchase of a 100% interest in Liverpool Bay Ltd.

Foreign currency translation differences of euro 5,095 million primarily related to translations of entities accounts denominated in U.S. dollar (euro 5,351 million) and Pound sterling (euro 137 million), partially offset by translations of entities accounts denominated in Norwegian krone (euro 477 million).

The reclassification to assets held for sale of euro 138 million mainly referred to Eni Ceská Republika Sro, Eni Slovensko Spol Sro and Eni Romania Srl (euro 129 million).

Other changes of euro 2,040 million related to: (i) the initial recognition of assets and change in estimates of costs for dismantling and site restoration of the Exploration & Production segment amounting to euro 2,112 million, primarily as a consequence of changes in the discount rates; and (ii) reversals amounting to euro 64 million.

Unproved mineral interests included in tangible assets in progress and advances are presented below:

(euro million)	Book amount at the beginning of the year	Acquisitions	Impairment losses	Reclassification to proved mineral interest	Other changes and currency translation differences	Book amount at the end of the year

December 31, 2013
Congo	1,254			(84)	(51)	1,119
Nigeria	743				(32)	711
Turkmenistan	516			(4)	(22)	490
Algeria	355			(9)	(15)	331
United States	146			(3)	(6)	137
Egypt		45			(1)	44
Other countries	51		(7)	(6)	(3)	35
	3,065	45	(7)	(106)	(130)	2,867
December 31, 2014
Congo	1,119		(52)		147	1,214
Nigeria	711				112	823
Turkmenistan	490			(30)	64	524
Algeria	331			(3)	45	373
United States	137			(30)	16	123
Egypt	44			(13)	4	35
Other countries	35		(21)	(1)	(13)
	2,867		(73)	(77)	375	3,092

Accumulated provisions for impairments amounted to euro 11,684 million (euro 9,885 million at December 31, 2013).

At December 31, 2014, Eni pledged property, plant and equipment for euro 21 million primarily as collateral against certain borrowings (same amount as of December 31, 2013).

Government grants recorded as a decrease of property, plant and equipment amounted to euro 105 million (euro 114 million at December 31, 2013).

Assets acquired under financial lease agreements amounted to euro 58 million (euro 30 million at December 31, 2013) and related to onshore drilling rigs of the Engineering & Construction segment (euro 31 million) and service stations of the Refining & Marketing segment (euro 27 million).

Contractual commitments related to the purchase of property, plant and equipment are disclosed in note 36 – Guarantees, commitments and risks - Liquidity risk.

Property, plant and equipment under concession arrangements are described in note 36 – Guarantees, commitments and risks - Asset under concession arrangements.

Property, plant and equipment by segment

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Property, plant and equipment, gross
Exploration & Production	107,329	129,331
Gas & Power	5,763	5,982
Refining & Marketing	17,383	17,358
Versalis	5,898	6,070
Engineering & Construction	12,774	13,657
Corporate and financial companies	589	653
Other activities	1,522	1,548
Elimination of intragroup profits	(490)	(572)
	150,768	174,027
Accumulated depreciation, amortization and impairment losses
Exploration & Production	59,195	72,677
Gas & Power	3,794	3,998
Refining & Marketing	12,808	12,897
Versalis	4,793	4,877
Engineering & Construction	4,846	6,041
Corporate and financial companies	267	275
Other activities	1,450	1,474
Elimination of intragroup profits	(148)	(174)
	87,005	102,065
Property, plant and equipment, net
Exploration & Production	48,134	56,654
Gas & Power	1,969	1,984
Refining & Marketing	4,575	4,461
Versalis	1,105	1,193
Engineering & Construction	7,928	7,616
Corporate and financial companies	322	378
Other activities	72	74
Elimination of intragroup profits	(342)	(398)
	63,763	71,962

17 Inventory - compulsory stock

Compulsory inventories of euro 1,581 million (euro 2,573 million at December 31, 2013) were net of accumulated provisions for impairments of euro 453 million and were primarily held by Italian subsidiaries for euro 1,566 million (euro 2,550 million at December 31, 2013) in accordance with minimum stock requirements for oil and petroleum products set forth by applicable laws.

18 Intangible assets

(euro million)	Net book amount at the beginning of the year	Additions	Amortization	Impairment losses	Changes in the scope of consolidation	Currency translation differences	Other changes	Net book amount at the end of the year	Gross book amount at the end of the year	Provisions for depreciation and impairments

December 31, 2013
Intangible assets with finite useful lives
Exploration expenditures	548	1,697	(1,764)			(19)		462	2,712	2,250
Industrial patents and intellectual property rights	138	31	(55)	(2)		(1)	20	131	1,250	1,119
Concessions, licenses, trademarks and similar items	684	17	(115)	(15)			5	576	2,497	1,921
Service concession arrangements	32		(2)				2	32	48	16
Intangible assets in progress and advances	262	124					(26)	360	365	5
Other intangible assets	362	18	(40)	(157)		(1)	(13)	169	2,112	1,943
	2,026	1,887	(1,976)	(174)		(21)	(12)	1,730	8,984	7,254
Intangible assets with indefinite useful lives
Goodwill	2,461			(333)	34	(17)	1	2,146
	4,487	1,887	(1,976)	(507)	34	(38)	(11)	3,876
December 31, 2014
Intangible assets with finite useful lives
Exploration expenditures	462	1,422	(1,564)			37	(50)	307	2,950	2,643
Industrial patents and intellectual property rights	131	31	(75)			1	197	285	1,479	1,194
Concessions, licenses, trademarks and similar items	576	17	(117)	(2)			5	479	2,516	2,037
Service concession arrangements	32	1	(1)					32	49	17
Intangible assets in progress and advances	360	69					(250)	179	184	5
Other intangible assets	169	15	(32)			2	12	166	2,299	2,133
	1,730	1,555	(1,789)	(2)		40	(86)	1,448	9,477	8,029
Intangible assets with indefinite useful lives
Goodwill	2,146			(51)	67	36	(1)	2,197
	3,876	1,555	(1,789)	(53)	67	76	(87)	3,645

Capitalized exploration expenditures of euro 307 million (euro 462 million at December 31, 2013) mainly related to the residual book value of license acquisition costs that are amortized on a straight-line basis over the contractual term of the exploration lease or fully written off against profit and loss upon expiration of terms or management’s decision to cease any exploration activities. Additions of the year of euro 1,422 million (euro 1,697 million in 2013) included exploration drilling expenditures which are fully capitalized to reflect their investment nature and then entirely amortized for euro 1,354 million (euro 1,509 million in 2013) and license acquisition costs of euro 68 million (euro 188 million in 2013) primarily related to the acquisition of new exploration acreage in Egypt, United States and South Africa. Amortizations of euro 1,564 million (euro 1,764 million in 2013) included amortizations of license acquisition costs for euro 260 million (euro 255 million in 2013).

Industrial patents and intellectual property rights of euro 285 million (euro 131 million at December 31, 2013) related to Eni SpA for euro 236 million (euro 87 million at December 31, 2013) and essentially concerned costs for the acquisition and internal development of software and rights for the use of production processes and software.

Concessions, licenses, trademarks and similar items for euro 479 million (euro 576 million at December 31, 2013) primarily comprised transmission rights for natural gas imported from Algeria of euro 423 million (euro 523 million at December 31, 2013) and concessions for mineral exploration of euro 18 million (euro 20 million at December 31, 2013).

Service concession arrangements of euro 32 million primarily pertained to gas distribution activities outside Italy (same amount as of December 31, 2013).

Intangible assets in progress and advances of euro 179 million (euro 360 million at December 31, 2013) related to Eni SpA for euro 79 million (euro 268 million at December 31, 2013) and primarily concerned cost for software development.

Other intangible assets with finite useful lives of euro 166 million (euro 169 million at December 31, 2013) comprised: (i) royalties for the use of licenses by Versalis SpA amounting to euro 48 million (euro 52 million at December 31, 2013); and (ii) the estimated costs of Eni’s social responsibility projects in relation to oil development programs in Val d’Agri and in the North Adriatic area connected to mineral rights under concession for euro 31 million (euro 35 million at December 31, 2013) following commitments made with the Basilicata Region, the Emilia Romagna Region and the Province and Municipality of Ravenna.

The main depreciation rates used were substantially unchanged from the previous year and ranged as follows:

(%)
Exploration expenditures	14	-	33
Industrial patents and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	3	-	33
Service concession arrangements	2	-	4
Other intangible assets	4	-	25

Impairment losses of intangible assets with indefinite useful lives (goodwill) amounted to euro 51 million (euro 333 million in 2013) and related to the alignment to the expected sale price of the fuel distribution networks in the Czech Republic and Slovakia (see note 16 – Property, plant and equipment).

Changes in the scope of consolidation of intangible assets with indefinite useful lives (goodwill) of euro 67 million comprised included the 51% acquisition of Acam Clienti SpA (euro 32 million), a company that operates in the distribution and commercialization of natural gas in a focused territory in Italy and the 100% acquisition of Liverpool Bay Ltd (euro 35 million) which owns a 46.1% interest in the Liverpool Bay oil and gas field. Following the acquisition Eni, which already owned a 53.9% of the field, now owns the 100% of the field and acquired the operatorship.

The carrying amount of goodwill at the end of the year was euro 2,197 million (euro 2,146 million at December 31, 2013) net of cumulative impairments amounting to euro 2,353 million (euro 2,396 million at December 31, 2013); the decrease related to a reclassification to assets held for sale.

The breakdown of goodwill by operating segment is as follows:

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Gas & Power	991	1,025
Engineering & Construction	748	747
Exploration & Production	250	323
Refining & Marketing	157	102
	2,146	2,197

Goodwill acquired through business combinations has been allocated to the CGUs that are expected to benefit from the synergies of the acquisition. The recoverable amounts of the CGUs are determined by discounting the future cash flows derived from the continuing use of the CGUs by applying the perpetuity method to assess the terminal value. For the determination of the cash flows see note 16 – Property, plant and equipment. In the Gas & Power segment the adjusted WACC discount rates ranged from 5.3% to 6.3% as the WACC of the segment was adjusted to take into account the specific risks of the countries in which the business is performed. In the Engineering & Construction segment, the rate used was 6.9% and was not adjusted to factor in any specific country risk as the invested capital of the Company mainly refers to movable properties. Both the segments registered a reduction of 90-70 basis points due to the lower risk premium for Italy.

Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.

Goodwill has been allocated to the following CGUs.

Gas & Power segment

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Domestic gas market	801	835
Foreign gas market	190	190
- of which European market	188	188
	991	1,025

In the Gas & Power segment, the goodwill allocated to the CGU domestic gas market was recognized upon the buy-out of the former Italgas SpA minorities in 2003 through a public offering (euro 706 million). The Company engaged in the retail sale of gas to the residential sector. In addition, further goodwill amounts have been allocated over the years following business combinations with small, local companies selling gas to residential customers in focused territorial reach and municipalities synergic to Eni’s activities, the latest acquisition of which was Acam Clienti SpA finalized in 2014 (with an allocated goodwill of euro 32 million). The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amount of this CGU including the goodwill allocated.

Goodwill allocated to the CGU European gas market, amounting to euro 188 million, was recorded following the business combinations of Altergaz SA (now Eni Gas & Power France SA) in France, Nuon Belgium NV (now merged in Eni Gas & Power NV) in Belgium, which represent two stand-alone CGUs. Also in these cases, the impairment review performed at the balance sheet date confirmed the recoverability of the carrying amount of both CGUs including the goodwill allocated.

The assessment of the gas market CGUs was performed discounting to the specific WACC the cash flows of the four-year plan approved by management and incorporating the perpetuity of the last year of the plan to determine the terminal value by assuming a nominal long-term growth rate equal to zero, unchanged from the previous reporting period.

The excess of the recoverable amount of the CGU Domestic gas market over its carrying amount including the allocated portion of goodwill (headroom) amounting to euro 971 million would be reduced to zero under each of the following alternative hypothesis: (i) a decrease of 52% on average in the projected commercial margins; (ii) an increase of 8.4 percentage points in the discount rate; and (iii) a negative nominal growth rate of 14%.

Engineering & Construction segment

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Offshore E&C	415	415
Onshore E&C	314	313
Other	19	19
	748	747

The segment goodwill of euro 747 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million) and allocated to the CGUs Offshore E&C and Onshore E&C. The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amounts of both those CGUs, including the allocated portions of goodwill.

The key assumptions adopted for assessing the recoverable amounts of those two CGUs which exceeded their respective carrying amounts related to operating results, the discount rate, the growth rates of the perpetuity adopted to determine the terminal value and cash flows from working capital. Information on those drivers were collected from the four-year plan approved by the Company’s management, while the terminal value was estimated by using a perpetual nominal growth rate of 2% applied to the normalized cash flow of the last year of the four-year plan. The value-in-use of both CGUs was assessed by discounting the associated post-tax cash flows at a post-tax rate of 6.9% (7.6% in 2013) which corresponds to pre-tax rates of 9.0% and 11.6% for the Offshore E&C business unit and the Onshore E&C business unit, respectively (10.0% and 11.0%, respectively in 2013). The headroom of the Offshore E&C business unit of euro 5,186 million would be reduced to zero under each of the following alternative changes in the above mentioned assumptions: (i) a decrease of 71% in the operating result flat over all the years of the plan and the terminal value; (ii) an increase of 9.8 percentage points in the discount rate; (iii) negative real growth rate; and (iv) negative cash flows from working capital. The headroom of the CGU E&C Onshore of euro 695 million, including the allocated goodwill, is reduced to zero under either of the following assumptions: (i) a 54% reduction in operating profit flat over all the years of the plan and the long-term operating profit of the perpetuity; (ii) an increase of 4.2 percentage points in the discount rate; (iii) a negative real growth rate; and (iv) a negative cash flow from working capital.

The Exploration & Production and the Refining & Marketing segments tested their goodwill, yielding the following results: (i) in the Exploration & Production segment with goodwill amounting to euro 323 million, management believes that there are no reasonably possible changes in the pricing environment and production/cost profiles that would cause the headroom of the relevant CGUs to be reduced to zero. Goodwill mainly refers to the portion of the purchase price that was not allocated to proved or unproved properties in the business combinations Lasmo, Burren Energy (Congo), First Calgary and Liverpool Bay; and (ii) in the Refining & Marketing segment goodwill amounted to euro 102 million at the balance sheet date. Goodwill amounting to euro 86 million pertained to retail networks acquired in previous years in Austria and Hungary for which profitability expectations have remained unchanged from the previous-year impairment review.

19 Investments

Equity-accounted investments

(euro million)	Book amount at the beginning of the year	Additions	Divestments and reimbursements	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Changes in the scope of consolidation	Currency translation differences	Other changes	Book amount at the end of the year

December 31, 2013
Investments in unconsolidated entities controlled by Eni	215	9		37	(9)	(24)	(19)	(6)	(2)	201
Joint ventures	1,445	50	(11)	145	(31)	(47)		(94)	(389)	1,068
Associates	1,793	230	(1)	131	(65)	(195)		(73)	64	1,884
	3,453	289	(12)	313	(105)	(266)	(19)	(173)	(327)	3,153
December 31, 2014
Investments in unconsolidated entities controlled by Eni	201	5	(2)	27	(10)	(19)	3	18	(27)	196
Joint ventures	1,068	51	(20)	133	(18)	(98)		38	61	1,215
Associates	1,884	316	(461)	55	(58)	(78)		189	(143)	1,704
	3,153	372	(483)	215	(86)	(195)	3	245	(109)	3,115

In 2014, additions of euro 372 million mainly related to capital contributions to joint ventures and associates engaged in the realization of projects in the interest of Eni: Angola LNG Ltd (euro 46 million) which is currently upgrading a liquefaction plant in order to monetize Eni’s gas reserves in that Country (Eni’s interest in the project being 13.6%); South Stream Transport BV (euro 268 million) which is engaged in the economic feasibility, procurement and construction of the offshore section of the South Stream pipeline. The company was sold to Gazprom in December 2014; PetroJunin SA (euro 29 million) which is developing gas and crude oil fields in Venezuela.

Divestments and reimbursements of euro 483 million are stated net of gains on disposals (euro 67 million). In December 2014, Eni divested its 20% stake in South Stream Transport BV to Gazprom. Pursuant to the shareholders agreement, Eni exercised a put option of its stake whereby the Company would recover the capital invested in the project, determined in accordance with existing agreements. In August 2014, Eni divested a 50% stake in EnBW Eni Verwaltungsgesellschaft mbH, a joint venture which controls the companies Gasversorgung Süddeutschland GmbH and Terranets BW operating in the marketing and transport of gas in Germany, to the partner EnBW Energie Baden-Württemberg AG.

Eni’s share of profit of equity-accounted investments and dividend decrease pertained to the following entities:

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest (%)	Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest (%)

Unión Fenosa Gas SA	38		50.00	42	23	50.00
United Gas Derivatives Co	56	60	33.33	32	36	33.33
CARDÓN IV SA	21		50.00	28		50.00
Eni BTC Ltd	25	22	100.00	22	17	100.00
Unimar Llc	30	19	50.00	19	46	50.00
Petromar Lda				14		70.00
Eteria Parohis Aeriou Thessalonikis AE	11	11	49.00	9	10	49.00
PetroSucre SA	44	105	26.00	6	29	26.00
Other investments	88	49		43	34
	313	266		215	195

Eni’s share of losses of equity-accounted investments related to the following entities:

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Share of loss of equity-accounted investments	Eni’s interest (%)	Share of loss of equity-accounted investments	Eni’s interest (%)

Angola LNG Ltd	42	13.60	34	13.60
South Stream Transport BV	7	20.00	20
Westgasinvest Llc	3	50.01	6	50.01
Petromar Lda	18	70.00
Société Centrale Eletrique du Congo SA	14	20.00
Zagoryanska Petroleum BV	5	60.00
Other investments	16		26
	105		86

Losses at the equity-accounted investment in Angola LNG Ltd (euro 34 million) related to pre-production expenses and operating costs associated with the start-up of a liquefaction plant.

Currency translation differences of euro 245 million were essentially related to translation of entities accounts denominated in U.S. dollar.

Other changes of euro 109 million comprised the reclassification to assets held for sale of Ceská Rafinérská AS, Inversora de Gas Cuyana SA, Distribuidora de Gas Cuyana SA, Inversora de Gas del Centro SA, Distribuidora de Gas del Centro SA and Fertilizantes Nitrogenados de Oriente CEC for euro 104 million.

List of equity-accounted investments:

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Net carrying amount	Number of shares held	Eni’s interest (%)	Net carrying amount	Number of shares held	Eni’s interest (%)

Investments in unconsolidated entities controlled by Eni
Eni BTC Ltd	96	34,000,000	100.00	115	34,000,000	100.00
Other investments (*)	105			81
	201			196
Joint ventures
Unión Fenosa Gas SA	547	273,100	50.00	577	273,100	50.00
CARDÓN IV SA	102	8,605	50.00	146	8,605	50.00
Eteria Parohis Aeriou Thessalonikis AE	130	116,546,500	49.00	111	99,396,500	49.00
PetroJunin SA				93	44,424,000	40.00
Unimar Llc	76	50	50.00	58	50	50.00
Eteria Parohis Aeriou Thessalias AE	45	38,445,008	49.00	44	38,445,008	49.00
Petromar Lda	22	1	70.00	42	1	70.00
Lotte Versalis Elastomers Co Ltd	21	6,020,000	50.00	31	8,720,000	50.00
Other investments (*)	125			113
	1,068			1,215
Associates
Angola LNG Ltd	1,067	1,410,127,664	13.60	1,226	1,471,803,666	13.60
PetroSucre SA	173	5,727,800	26.00	171	5,727,800	26.00
United Gas Derivatives Co	96	950,000	33.33	102	950,000	33.33
Novamont SpA	77	6,667	25.00	77	6,667	25.00
Rosetti Marino SpA	32	800,000	20.00	31	800,000	20.00
EnBW Eni Verwaltungsgesellschaft mbH	179	1	50.00
Fertilizantes Nitrogenados de Oriente CEC	68	1,933,565,443	20.00
PetroJunin SA	51	44,424,000	40.00
South Stream Transport BV	51	82,396	20.00
Other investments (*)	90			97
	1,884			1,704
	3,153			3,115

(*)	Each individual amount included herein was lower than euro 25 million.

Carrying amounts of equity-accounted investments included differences between the purchase price of the interest acquired and the book value of the corresponding fraction of net equity amounting to euro 238 million which pertained to Unión Fenosa Gas SA (goodwill) for euro 195 million and to Novamont SpA (goodwill) for euro 43 million.

The table below sets out the provisions for losses included in the provisions for contingencies of euro 158 million (euro 151 million at December 31, 2013), primarily related to the following equity-accounted investments:

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	92	90
VIC CBM Ltd	18	25
Société Centrale Eletrique du Congo SA	9	9
Other investments	32	34
	151	158

Other investments

(euro million)	Net book amount at the beginning of the year	Additions	Divestments and reimbursement	Valuation at fair value	Currency translation differences	Other changes	Value at the end of the year	Gross book amount at the end of the year	Accumulated impairment charges

December 31, 2013
Investments in unconsolidated entities controlled by Eni	15					(1)	14	15	1
Associates	12					1	13	13
Other investments:
- valued at fair value	4,782		(2,191)	179			2,770	2,770
- valued at cost	276	3	(5)		(8)	(36)	230	233	3
	5,085	3	(2,196)	179	(8)	(36)	3,027	3,031	4
December 31, 2014
Investments in unconsolidated entities controlled by Eni	14						14	14
Associates	13		(2)		3	(2)	12	12
Other investments
- valued at fair value	2,770		(805)	(221)			1,744	1,744
- valued at cost	230		(5)		22	(2)	245	248	3
	3,027		(812)	(221)	25	(4)	2,015	2,018	3

Investments in unconsolidated entities controlled by Eni and associates are stated at cost net of impairment losses. Other investments, for which fair value cannot be reliably determined, were recognized at cost and adjusted for impairment losses.

Divestments and reimbursements of euro 812 million are stated net of gains on disposals (euro 19 million) and related to the sale of an interest of 8.15% in Galp Energia SGPS SA for euro 805 million. This disposal was carried out according to two different transactions: (i) a private placement of 58,051,000 ordinary shares, corresponding to approximately 7% of the share capital through an accelerated book-building procedure aimed at qualified institutional investors on March 28, 2014, for a total consideration of euro 702 million, at a price of euro 12.10 per share. A gain of euro 11 million and a reversal of the fair value measurement reserve for euro 66 million was recognized in the profit and loss account; and (ii) spot sales and private placements of approximately 1.15% of the share capital for a total consideration of euro 122 million corresponding to an average price of euro 12.83 per share. A gain of euro 8 million and a reversal of the fair value measurement reserve for euro 11 million was recognized in the profit and loss account.

A fair value adjustment was recognized for euro 221 million relating to a loss of euro 231 million on the interest held in Galp Energia SGPS SA and a gain of euro 10 million on the interest in Snam SpA. Such amounts were reported through profit in application of the fair value option provided by IAS 39 in order to eliminate an accounting mismatch derived from the measurement at fair value through profit of the options embedded in the convertible bonds which led to the recognition of a gain of euro 68 million. More information is provided in note 39 – Finance income (expense).

The net carrying amount of other investments of euro 2,015 million (euro 3,027 million at December 31, 2013) was related to the following entities:

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Net carrying amount	Number of shares held	Eni’s interest (%)	Net carrying amount	Number of shares held	Eni’s interest (%)

Investments in unconsolidated entities controlled by Eni (*)	14			14
Associates	13			12
Other investments:
- Snam SpA	1,174	288,683,602	8.54	1,184	288,683,602	8.25
- Galp Energia SGPS SA	1,596	133,945,630	16.15	560	66,337,592	8.00
- Nigeria LNG Ltd	86	118,373	10.40	97	118,373	10.40
- Darwin LNG Pty Ltd	58	213,995,164	10.99	60	213,995,164	10.99
- other (*)	86			88
	3,000			1,989
	3,027			2,015

(*)	Each individual amount included herein was lower than euro 25 million.

At December 31, 2014, Eni holds 288,683,602 shares equal to 8.25% of the outstanding share capital of Snam which are underlying a euro 1,250 million convertible bond, issued on January 18, 2013 due on January 18, 2016. At December 31, 2014, the retained interest in Snam was stated at fair value for euro 1,184 million determined at a market price of euro 4.1 per share.

At December 31, 2014, Eni holds 66,337,592 shares equal to approximately 8% of Galp’s outstanding share capital which are underlying a euro 1,028 million convertible bond, issued on November 30, 2012 due on November 30, 2015. At December 31, 2014, the retained interest in Galp was stated at fair value for euro 560 million determined at a market price of euro 8.43 per share.

The additional information required is included in note 45 – Other information about investments.

20 Other financial assets

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Receivables held for operating purposes	778	946
Securities held for operating purposes	80	76
	858	1,022

Financing receivables held for operating purposes are stated net of the valuation allowance for doubtful accounts of euro 134 million (euro 66 million at December 31, 2013).

Financing receivables held for operating purposes of euro 946 million (euro 778 million at December 31, 2013) primarily pertained to loans granted by the Exploration & Production segment (euro 632 million), the Gas & Power segment (euro 157 million) and Versalis (euro 70 million). Financing receivables granted to unconsolidated subsidiaries, joint ventures and associates amounted to euro 239 million.

Financing receivables held for operating purposes in currencies other than euro amounted to euro 791 million (euro 729 million at December 31, 2013).

Financing receivables held for operating purposes due beyond five years amounted to euro 516 million (euro 474 million at December 31, 2013).

The valuation at fair value of financing receivables of euro 978 million has been estimated based on the present value of expected future cash flows discounted at rates ranging from 0.2% to 2.7% (0.5% and 4.2% at December 31, 2013). The fair value hierarchy is level 2.

Securities of euro 76 million (euro 80 million at December 31, 2013) were designated as held-to-maturity and related to listed bonds issued by sovereign states for euro 69 million (same amount as of December 31, 2013) and by the European Investment Bank for euro 7 million (euro 8 million at December 31, 2013) and, as of December 31, 2013, by financial institution euro 3 million.

Securities amounting to euro 20 million (same amount as of December 31, 2013) were pledged as guarantee of the deposit for gas cylinders as provided for by the Italian law.

The following table analyses securities per issuing entity:

Amortized cost (euro million)	Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody’s	Rating - S&P

Sovereign states
Fixed rate bonds
Italy	24	24	26	from 1.50 to 5.75	from 2015 to 2021	Baa2	BBB-
Ireland	9	8	9	from 4.40 to 4.50	from 2018 to 2019	Baa1	A
Spain	6	5	6	from 3.00 to 4.30	from 2015 to 2019	Baa2	BBB
Belgium	2	2	2	1.25	2018	Aa3	AA
Floating rate bonds
Italy	12	13	13		from 2015 to 2016	Baa2	BBB-
Belgium	7	7	7		2016	Aa3	AA
Spain	7	7	7		2015	Baa2	BBB
Slovakia	2	2	2		2015	A2	A
Total sovereign states	69	68	72
Floating rate bonds
European Investment Bank	7	7	7		from 2016 to 2018	Aaa	AAA
	76	75	79

Securities with a maturity beyond five years amounted to euro 4 million.

The fair value of securities was derived from market prices.

Receivables with related parties are described in note 44 – Transactions with related parties.

21 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for euro 3,915 million (euro 3,562 million at December 31, 2013).

(euro million)	Amount at Dec. 31, 2013	Additions	Deductions	Currency translation differences	Other changes	Amount at Dec. 31, 2014

4,658	1,585	(1,253)	540	(299)	5,231

Deferred tax assets related to the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes for euro 2,929 million (euro 2,653 million at December 31, 2013) were recognized on the operating losses recorded in the year and upon the recognition of expenses which are deductible in future years. Deferred tax assets were recognized within the limits of the amounts expected to be recovered in future years based on the expected future profit before income taxes.

The decrease of euro 1,253 million in the Group deferred tax assets mainly comprised a write-off recognized by Italian subsidiaries for euro 976 million due to: (i) the projections of lower future taxable profit (euro 500 million) determined on the basis of the four-year plan approved by the Board of Directors and, for the subsequent years, and on the projections of future taxable profit only in the Italian Exploration & Production activities; and (ii) the prospective abrogation of an Italian windfall tax (euro 476 million) which was levied on Italian energy companies (the so-called Robin Tax) in 2008 as provided by Article 81 of the Legislative Decree No. 112, resulting in the redetermination of the deferred tax assets on future deductible costs and tax loss carryforwards with a statutory tax rate of 27.5% instead of 34%. The abrogation is the consequence of the statement of illegitimacy of this tax issued by the Italian Constitutional Court in February 2015. For the first time, a sentence has stated the illegitimacy of a tax rule prospectively, denying any reimbursement right. The effect was considered to be an adjusting event of 2014 results, on the basis of the best review of the matter currently available, considering the recent pronouncement of the sentence.

Deferred tax assets are further described in note 31 – Deferred tax liabilities.

Income taxes are described in note 41 – Income tax expense.

22 Other non-current receivables

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Tax receivables from:
- Italian Tax Authorities
. income tax	133	864
. interest on tax credits	65	94
	198	958
- foreign tax authorities	267	265
	465	1,223
Other receivables:
- related to divestments	702	636
- other non-current	148	153
	850	789
Fair value of non-hedging derivatives	256	196
Fair value of cash flow hedge derivative instruments	6
Other asset	2,099	565
	3,676	2,773

The increase in tax receivables from Italian Fiscal Authorities of euro 731 million include the recognition of a tax gain of euro 824 million due to the settlement of a tax dispute with the Italian Fiscal Authorities regarding how to determine a tax surcharge of 4% due by the parent company Eni SpA as provided by Law No. 7/2009 (the so-called Libyan tax) since 2009.

Receivables originated from divestments amounted to euro 636 million (euro 702 million at December 31, 2013) and included: (i) the long-term portion of a receivable of euro 401 million related to the divestment of the 1.71% interest in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kazakh Government, which became effective from January 1, 2008. The reimbursement of the receivable is provided for in three annual installments starting from the date when the production will reach a commercial level. The receivable accrues interest income at market rates; and (ii) the residual outstanding amount of euro 123 million recognized following the compensation agreed with the Republic of Venezuela for the expropriated Dación oilfield in 2006. The receivable accrues interests at market conditions as the collection has been fractionated in installments. In 2014, reimbursements amounted to euro 64 million (US$ 86 million). Negotiations are ongoing to define further repayments of the outstanding receivable.

Receivables with related parties are described in note 44 – Transactions with related parties.

The fair value of non-hedging derivative contracts was as follows:

Dec. 31, 2013	Dec. 31, 2014

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Derivatives on exchange rate
Interest currency swap	138	754	271	139	594	392
Currency swap	47	194	509	10	324
	185	948	780	149	918	392
Derivatives on interest rate
Interest rate swap	58	642	6	47	550
	58	642	6	47	550
Derivatives on commodities
Over the counter	13	94	46
	13	94	46
	256	1,684	832	196	1,468	392

Derivative fair values are calculated basing on market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques generally adopted in the marketplace.

Fair values of non-hedging derivatives of euro 196 million (euro 256 million at December 31, 2013) consisted of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives did not relate to specific trade or financing transactions.

Fair value of cash flow hedge derivatives of euro 6 million at December 31, 2013 related to hedges entered by the Gas & Power segment. Further information is disclosed in note 15 – Other current assets. Fair value related to the contracts expiring beyond 2015 is disclosed in note 32 – Other non-current liabilities; fair value related to the contracts expiring in 2015 is disclosed in note 15 – Other current assets and in note 27 – Other current liabilities. The effects of fair value measurement of cash flow hedges are disclosed in note 34 – Shareholders’ equity and note 38 – Operating expenses.

Nominal values of cash flow hedge derivatives for sale commitments amounted to euro 132 million at December 31, 2013.

Information on the hedged risks and the hedging policies is disclosed in note 36 – Guarantees, commitments and risks - Risk factors.

Other non-current assets amounted to euro 565 million (euro 2,099 million at December 31, 2013), of which euro 395 million (euro 1,892 million at December 31, 2013) were deferred costs relating to the obligation to pay in advance the contractual price of the volumes of gas which the Company failed to collect up to the minimum contractual take in previous reporting periods in order to fulfill the take-or-pay clause provided by the relevant long-term supply contracts. In accordance with those arrangements, the Company is contractually required to collect minimum annual quantities of gas, or in case of failure, is contractually obliged to pay the whole price or a fraction of it for the uncollected volumes up to the minimum annual quantity. The Company is entitled to off-take the prepaid volumes in future years alongside contract execution, up to contract expiration or in a shorter term as the case may be. Those deferred costs, which are equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-years impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. In 2014, based on this accounting principle was recorded an impairment loss of euro 54 million. The reduction of approximately euro 1.5 billion from the previous year is due to the make-up of part of the pre-paid gas volumes as a result of the renegotiation of certain long-term contracts and other optimizations performed during the period. A portion of these deferred costs were reclassified as current assets, as the Company plans to lift the prepaid quantities in 2015 (euro 496 million). The residual deferred costs were classified as non-current assets, as the Company plans to lift the prepaid quantities beyond the term of 12 months. Despite the weak market conditions in the European gas sector due to declining demand and strong competitive pressures fuelled by oversupplies, management plans to recover those prepaid volumes within the plan horizon by leveraging on an improved competitiveness of the Company in the gas market, the renegotiations whereby the Company achieved a reduction in annual minimum quantities and other actions of commercial optimizations as a result of the Company’s simultaneous presence in different markets and the availability of assets (logistics capacity, transportation rights).

Current liabilities

23 Short-term debt

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Commercial papers	1,767	1,926
Banks	306	435
Other financial institutions	480	355
	2,553	2,716

The increase in short-term debt of euro 163 million included net assumptions for euro 207 million, partially offset by foreign currency translation differences of euro 36 million. Commercial papers of euro 1,926 million (euro 1,767 million at December 31, 2013) were issued by the Group’s financial subsidiaries Eni Finance USA Inc (euro 1,749 million) and Eni Finance International SA (euro 177 million).

The breakdown by currency of short-term debt is provided below:

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Euro	485	453
U.S. dollar	1,845	1,987
Other currencies	223	276
	2,553	2,716

As of December 31, 2014, the weighted average interest rate on short-term debt was 1.5% (1.1% as of December 31, 2013).

As of December 31, 2014, Eni had undrawn committed and uncommitted borrowing facilities amounting to euro 41 million and euro 12,657 million, respectively (euro 2,141 million and euro 12,187 million at December 31, 2013, respectively). Those facilities bore interest rates reflecting prevailing conditions in the marketplace. Charges for unutilized facilities were immaterial.

As of December 31, 2014, Eni was in compliance with covenants and other contractual provisions in relation to borrowing facilities.

The fair value of short-term debt and loans matched their respective carrying amounts considering the short term maturity and conditions of remuneration.

Payables due to related parties are described in note 44 – Transactions with related parties.

24 Trade and other payables

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Trade payables	15,584	15,015
Advances	2,462	2,278
Other payables:
- related to capital expenditures	2,045	2,693
- others	3,610	3,717
	5,655	6,410
	23,701	23,703

The decrease in trade payables amounting to euro 569 million primarily related to the decrease in the Refining & Marketing segment (euro 796 million) and the Gas & Power segment (euro 444 million) partially offset by the increase in the Engineering & Construction segment (euro 560 million).

Down payments and advances20 for euro 2,278 million (euro 2,462 million at December 31, 2013) related to contract work in progress in the Engineering & Construction segment for euro 1,314 million and euro 620 million, respectively (euro 1,231 million and euro 825 million at December 31, 2013, respectively).

Other payables were as follows

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Payables related to capital expenditures due to
Suppliers in relation to investing activities	1,479	2,301
Joint venture operators in exploration and production activities	479	252
Other	87	140
	2,045	2,693
Other payables
Joint venture operators in exploration and production activities	2,160	2,117
Employees	391	485
Social security entities	179	182
Non-financial government entities	229	238
Other	651	695
	3,610	3,717
	5,655	6,410

Other payables of euro 3,717 million (euro 3,610 million at December 31, 2013) included euro 12 million (the same amount as of December 31, 2013) relating to debt for the settlement of tax positions with unconsolidated subsidiaries which are part of the consolidated accounts for Italian tax purposes.

The fair value of trade and other payables matched their respective carrying amounts considering the short-term maturity of trade payables.

Payables to related parties are described in note 44 – Transactions with related parties.

25 Income taxes payable

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Italian subsidiaries	69	73
Subsidiaries outside Italy	686	461
	755	534

Income tax expenses are described in note 41 – Income taxes.

26 Other taxes payable

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Excise and customs duties	1,256	971
Other taxes and duties	1,035	902
	2,291	1,873

(20)	Down payments received for long-term contracts in progress correspond to the amounts invoiced to customers in excess of the work accrued at the end of the reporting period based on the percentage of completion. Advances on long-term contracts in progress include advanced payments made by customers and contractually agreed; these advanced payments are used during the contract execution in connection with the invoicing of the works performed.

27 Other current liabilities

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Fair value of cash flow hedge derivatives	213	510
Fair value of other derivatives	782	3,601
Other liabilities	442	378
	1,437	4,489

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or alternatively, appropriate valuation techniques commonly used on the marketplace.

The fair value of cash flow hedge derivatives amounted to euro 510 million (euro 213 million at December 31, 2013) and essentially pertained to hedges entered by the Gas & Power segment for euro 502 million. Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 15 – Other current assets. Fair value of contracts expiring by end of 2015 is disclosed in note 15 – Other current assets; fair value of contracts expiring beyond 2015 is disclosed in note 32 – Other non-current liabilities and in note 22 – Other non-current receivables. The effects of the measurement at fair value of cash flow hedge derivatives are disclosed in note 34 – Shareholders’ equity and in note 38 – Operating expenses. The nominal value of cash flow hedge derivatives referred to purchase and sale commitments for euro 3,686 million and euro 29 million, respectively (euro 3,689 million and euro 1,393 million at December 31, 2013, respectively).

The fair value of other derivative contracts is presented below:

Dec. 31, 2013	Dec. 31, 2014

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Derivatives on exchange rate
Currency swap	177	6,963	893	715	1,424	11,410
Outright	102	1,983		12	48	130
Interest currency swap				6	69
	279	8,946	893	733	1,541	11,540
Derivatives on interest rate
Interest rate swap	1		121	1	16	5
	1		121	1	16	5
Derivatives on commodities
Over the counter	488	6,187	995	2,663	18,744	1,631
Future	12	181	37	81	11,276	13,018
Options	2		2	123		1,264
	502	6,368	1,034	2,867	30,020	15,913
	782	15,314	2,048	3,601	31,577	27,458

Fair values of other derivatives of euro 3,601 million (euro 782 million at December 31, 2013) consisted of: (i) euro 792 million (euro 376 million at December 31, 2013) of derivatives that lacked the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices; (ii) euro 2,670 million (euro 405 million at December 31, 2013) of commodity derivatives entered for trading purposes and proprietary trading; (iii) derivative financial instruments subject to net settlement agreements amounted to euro 138 million, of which euro 81 million related to non-hedging derivatives and euro 57 million related to trading derivatives; and (iv) euro 1 million (same amount as of December 31, 2013) related to fair value hedge derivatives.

Information on hedged risks and hedging policies is disclosed in note 36 – Guarantees, commitments and risks – Risk factors.

Other current liabilities of euro 378 million (euro 442 million at December 31, 2013) included advances recovered from gas customers who off-took lower volumes than the contractual minimum take provided by the relevant long-term supply contract (euro 31 million) and the current portion of advances received from Suez following a long-term agreement for supplying natural gas and electricity for euro 78 million (euro 111 million at December 31, 2013). The non-current portion is disclosed in note 32 – Other non-current liabilities.

Transactions with related parties are described in note 44 – Transactions with related parties.

Non-current liabilities

28 Long-term debt and current portion of long-term debt

(euro million)	At December 31,	Long-term maturity

Maturity range	2013	2014	Current maturity 2015	2016	2017	2018	2019	After	Total

Banks	2015-2032	2,390	2,772	236	429	498	226	223	1,160	2,536
Ordinary bonds	2015-2043	18,151	17,924	2,565	1,498	2,660	1,190	2,514	7,497	15,359
Convertible bonds	2015-2016	2,240	2,263	1,024	1,239					1,239
Other financial institutions	2015-2028	226	216	34	38	40	41	44	19	182
		23,007	23,175	3,859	3,204	3,198	1,457	2,781	8,676	19,316

Long-term debt and current portion of long-term debt of euro 23,175 million (euro 23,007 million at December 31, 2013) increased by euro 168 million. The increase comprised new issuance of euro 1,916 million net of repayments made for euro 2,751 million and currency translation differences relating foreign subsidiaries and debt denominated in foreign currency recorded by euro-reporting subsidiaries for euro 752 million.

Debt due to banks of euro 2,772 million (euro 2,390 million at December 31, 2013) included amounts against committed borrowing facilities for euro 1 million (euro 3 million at December 31, 2013).

Debt due to other financial institutions of euro 216 million (euro 226 million at December 31, 2013) included euro 28 million of finance lease transactions (euro 31 million at December 31, 2013).

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of certain financial ratios based on the Consolidated Financial Statements of Eni or a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees would be required to be agreed upon with the European Investment Bank. In addition, Eni entered into long and medium-term facilities with Citibank Europe Plc providing for conditions similar to those applied by the European Investment Bank. At December 31, 2014 debts subjected to restrictive covenants amounted to euro 2,314 million (euro 1,782 million at December 31, 2013). A possible non-compliance with those covenants would be immaterial to the Company’s ability to finance its operations. Eni was in compliance with those covenants. Furthermore, Saipem entered into borrowing facilities for euro 250 million which are subject to the maintenance of certain financial ratios based on the Consolidated Financial Statements of Saipem. The compliance with the agreed conditions is verified starting from the interim financial report 2015.

Ordinary bonds of euro 17,924 million (euro 18,151 million at December 31, 2013) consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 13,591 million and other bonds for a total of euro 4,333 million.

The following table provides a breakdown of bonds by issuing entity, maturity date, interest rate and currency as of December 31, 2014:

Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %

(euro million)	from	to	from	to

Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	67	1,567	EUR		2016		5.000
Eni SpA	1,500	12	1,512	EUR		2019		4.125
Eni SpA	1,250	3	1,253	EUR		2017		4.750
Eni SpA	1,200	18	1,218	EUR		2025		3.750
Eni SpA	1,000	34	1,034	EUR		2020		4.250
Eni SpA	1,000	30	1,030	EUR		2018		3.500
Eni SpA	1,000	25	1,025	EUR		2029		3.625
Eni SpA	1,000	18	1,018	EUR		2020		4.000
Eni SpA	1,000	4	1,004	EUR		2023		3.250
Eni SpA	800	1	801	EUR		2021		2.625
Eni SpA	750	11	761	EUR		2019		3.750
Eni Finance International SA	578	14	592	GBP	2018	2021	4.750	6.125
Eni Finance International SA	395	5	400	EUR	2017	2043	3.750	5.441
Eni Finance International SA	213	1	214	YEN	2015	2037	1.530	2.810
Eni Finance International SA	144	2	146	USD		2015	4.450	4.800
Eni Finance International SA	16		16	EUR		2015		variable
	13,346	245	13,591
Other bonds
Eni SpA	1,109	3	1,112	EUR		2017		4.875
Eni SpA	1,000	19	1,019	EUR		2015		4.000
Eni SpA	1,000	(1)	999	EUR		2015		variable
Eni SpA	371	2	373	USD		2020		4.150
Eni SpA	289	(1)	288	USD		2040		5.700
Eni SpA	215		215	EUR		2017		variable
Eni USA Inc	329	(2)	327	USD		2027		7.300
	4,313	20	4,333
	17,659	265	17,924

As of December 31, 2014, ordinary bonds maturing within 18 months (euro 3,816 million) were issued by Eni SpA (euro 3,585 million) and Eni Finance International SA (euro 231 million). During 2014, new bonds for euro 1,025 million were issued by Eni SpA.

The following table provides a breakdown of convertible bonds by issuing entity, maturity date, interest rate and currency as of December 31, 2014:

(euro million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %

Issuing entity
Eni SpA	1,250	(3)	1,247	EUR	2016	0.625
Eni SpA	1,028	(12)	1,016	EUR	2015	0.250
	2,278	(15)	2,263

A bond amounting to euro 1,247 million (nominal value of euro 1,250 million) is convertible into ordinary shares of Snam SpA. The underlying shares are 288.7 million ordinary shares, corresponding to the 8.25% of the current outstanding share capital of Snam at a strike price of approximately euro 4.33 a share. As of the balance sheet date, the call option was out of the money.

A bond amounting to euro 1,016 million (nominal value of euro 1,028 million) is convertible into ordinary shares of Galp Energia SGPS SA. The underlying share are approximately 66.3 million ordinary shares of Galp, corresponding to the 8% of the current outstanding share capital of Galp at a strike price of approximately euro 15.50 a share. As of the balance sheet date, the call option was out of the money.

Those convertible bonds are stated at amortized cost, while the call option embedded in the bonds is measured at fair value through profit. Changes in fair value of the shares underlying the bonds were reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception.

The following table provides a breakdown by currency of long-term debt and its current portion and the related weighted average interest rates.

Dec. 31, 2013 (euro million)	Average rate (%)	Dec. 31, 2014 (euro million)	Average rate (%)

Euro	20,537	3.4	20,625	3.2
U.S. dollar	1,668	5.4	1,744	5.4
British pound	552	5.3	592	5.3
Japanese yen	250	2.2	214	2.3
	23,007		23,175

As of December 31, 2014, Eni had undrawn long-term committed borrowing facilities of euro 6,598 million (euro 4,719 million at December 31, 2013). Those facilities bore interest rates and charges for unutilized facilities reflecting prevailing conditions on the marketplace.

Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which euro 13.3 billion were drawn as of December 31, 2014.

The Group has the following credit ratings: (i) A and A-1, respectively for long and short-term debt assigned by Standard & Poor’s, such rating is currently under review for possible downgrade (Credit Watch Negative); and (ii) A3 and P-2 for long and short-term debt assigned by Moody’s, outlook stable. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the notes or other debt instruments issued by the Company could be downgraded.

Fair value of long-term debt, including the current portion of long-term debt amounted to euro 25,364 million (euro 22,891 million at December 31, 2013):

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Ordinary bonds	18,071	19,910
Convertible bonds	2,188	2,344
Banks	2,382	2,864
Other financial institutions	250	246
	22,891	25,364

Fair value was estimated by discounting the expected future cash flows at discount rates ranging from 0.2% to 2.7% (0.5% to 4.2% at December 31, 2013). The fair value hierarchy is level 2.

At December 31, 2014, Eni did not pledge restricted deposits as collateral against its borrowings.

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

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Current	Non-current	Total	Current	Non-current	Total

A.	Cash and cash equivalents	5,431		5,431	6,614		6,614
B.	Held-for-trading financial assets	5,004		5,004	5,024		5,024
C.	Available-for-sale financial assets	33		33	13		13
D.	Liquidity (A+B+C)	10,468		10,468	11,651		11,651
E.	Financing receivables	129		129	555		555
F.	Short-term debt towards banks	306		306	435		435
G.	Long-term debt towards banks	397	1,993	2,390	236	2,536	2,772
H.	Bonds	1,706	18,685	20,391	3,589	16,598	20,187
I.	Short-term debt towards related parties	264		264	181		181
L.	Other short-term liabilities	1,983		1,983	2,100		2,100
M.	Other long-term liabilities	29	197	226	34	182	216
N.	Total borrowings (F+G+H+I+L+M)	4,685	20,875	25,560	6,575	19,316	25,891
O.	Net borrowings (N-D-E)	(5,912)	20,875	14,963	(5,631)	19,316	13,685

Financial assets held for trading of euro 5,024 million (euro 5,004 million at December 31, 2013) were maintained by Eni SpA. For further information see note 9 – Financial assets held for trading.

Available-for-sale securities of euro 13 million (euro 33 million at December 31, 2013) were held for non-operating purposes. The Company held at the reporting date certain held-to-maturity and available-for-sale securities which were destined to operating purposes amounting to euro 320 million (euro 282 million at December 31, 2013), of which euro 244 million (euro 202 million at December 31, 2013) were held to hedge the loss reserve of Eni Insurance Ltd. Those securities are excluded from the calculation above.

Financing receivables of euro 555 million (euro 129 million at December 31, 2013) were held for non-operating purposes. The Company held at the reporting date certain financing receivables which were destined to operating purposes amounting to euro 1,262 million (euro 884 million at December 31, 2013), of which euro 811 million (euro 481 million at December 31, 2013) were in respect of financing granted to unconsolidated entities which executed capital projects and investments on behalf of Eni’s Group companies and a euro 332 million cash deposit (euro 321 million at December 31, 2013) to hedge the loss reserve of Eni Insurance Ltd. Those financing receivables are excluded from the calculation above.

29 Provisions for contingencies

(euro million)	Carrying amount at Dec. 31, 2013	New or increased provisions	Initial recognition and changes in estimates	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Other changes	Carrying amount at Dec. 31, 2014

Provision for site restoration, abandonment and social projects	6,899		2,087	258	(358)	(1)	466	114	9,465
Environmental provision	2,862	206		22	(242)	(29)	(1)	(7)	2,811
Provision for legal and other proceedings	858	607			(137)	(71)	68	10	1,335
Provision for taxes	477	63			(50)	(12)	50	(40)	488
Loss adjustments and actuarial provisions for Eni's insurance companies	358	134			(148)			24	368
Provision for onerous contracts	372	12			(87)	(49)	28	51	327
Provision for redundancy incentives	407	12		13	(110)	(85)		(2)	235
Provision for green certificates	255	44			(73)				226
Provision for losses on investments	163	11				(6)	6	(7)	167
Provision for long-term construction contracts	83	63			(48)		3		101
Provision for disposal and restructuring	96	20			(27)		3	1	93
Provision for OIL insurance cover	93	1				(11)	1	(7)	77
Other (*)	197	86			(158)	(23)	10	93	205
	13,120	1,259	2,087	293	(1,438)	(287)	634	230	15,898

(*)	Each individual amount included herein was lower than euro 50 million.

Provisions for site restoration, abandonment and social projects amounted to euro 9,465 million. Those provisions comprised the discounted estimated costs that the Company expects to incur for decommissioning oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration (euro 9,106 million). Initial recognition and changes in estimates amounted to euro 2,087 million and were primarily due to changes in discount rates, secondly to estimates’ revisions of decommissioning costs, and new liabilities of the year for abandonment and social projects in the Exploration & Production segment. The accretion discount recognized in the profit and loss account for euro 258 million was determined by adopting discount rates ranging from 0.6% to 5.3% (from 0.7% to 9.4% at December 31, 2013). Main expenditures associated with site restoration and decommissioning operations are expected to be incurred over a 40-year period.

Provisions for environmental risks of euro 2,811 million included the estimated costs for environmental remediation and restoration of the soil and the groundwater areas owned or under concession mostly abandoned or under renovation for which at balance sheet date there is a legal or constructive obligation for Eni to carry out the operations, including charges for strict liability related to the obligations of restoring the contaminated sites that met the parameters set by the law at the time when the pollution occurred or because Eni assumed the liability of third operators when took over the ownership of the site. The provision includes the estimation of the so-called “environmental damage” related to the loss of value of the areas caused by the pollution. Those environmental provisions are recognized when an environmental project is approved by or filed with the relevant administrative authorities or a constructive obligation has arisen whereby the Company commits itself to perform certain cleaning up and restoration projects and reliable cost estimation is available. At December 31, 2014, environmental provision primarily related to Syndial SpA (euro 2,300 million) and the Refining & Marketing segment (euro 385 million). Additions of euro 206 million primarily related to the Refining & Marketing segment (euro 113 million) and Syndial SpA (euro 66 million). Utilizations of euro 242 million primarily related to Refining & Marketing segment (euro 111 million) and Syndial SpA (euro 104 million).

Provisions for legal and other proceedings of euro 1,335 million comprised the expected liabilities due to failure to perform certain contractual obligations and estimated future losses on pending litigation including legal risks of liability, antitrust proceedings, administrative matters and commercial arbitration proceedings. These provisions represented the Company’s best estimate of the expected probable liabilities associated with pending litigation and commercial proceedings and primarily related to the Gas & Power segment (euro 853 million) and Syndial SpA (euro 133 million). Additions and utilizations of euro 607 million and euro 137 million, respectively, mainly related to the Gas & Power segment and were recognized to take account of gas price revisions at both long-term supply and sale contracts, including the settlement of certain arbitrations. Reversals of unutilized provision of euro 71 million were primarily made by the Gas & Power segment.

Provisions for taxes of euro 488 million included the estimated charges that the Company expects to incur for unsettled tax claims in connection with uncertainties in the application of tax rules at certain Italian and foreign subsidiaries in the Exploration & Production segment (euro 423 million) and the Engineering & Construction segment (euro 48 million).

Loss adjustments and actuarial provisions of Eni’s insurance company Eni Insurance Ltd of euro 368 million represented the estimated liabilities accrued on the basis for third parties claims. Against such liability was recorded a receivable of euro 135 million recognized towards insurance companies for reinsurance contracts.

Provisions for onerous contracts of euro 327 million related to the execution of contracts where the expected costs exceed the relevant benefits. In particular, the provision comprised the estimated expected losses on a re-gasification project and on an unutilized infrastructure for gas transportation.

Provisions for redundancy incentives of euro 235 million were recognized due to a restructuring program involving the Italian personnel for the period 2010-2011 and 2013-2014 in compliance with Law No. 223/1991. Reversals of unutilized provision were mainly due to lower costs incurred as a consequence of the personnel who joined the program 2013-2014 and the revision of the estimates for the program 2010-2011.

Provisions for green certificates of euro 226 million included additional charges that electric power producers must sustain for using non-renewable sources of energy.

Provisions for losses on investments of euro 167 million were made with respect to certain investees for which expected or incurred losses exceeded carrying amounts.

Provisions for long-term construction contracts of euro 101 million related to the Engineering & Construction segment.

Provisions for disposal and restructuring of euro 93 million essentially related to the Versalis segment (euro 59 million) and Syndial SpA (euro 22 million).

Provisions for the OIL mutual insurance scheme of euro 77 million included the estimated future increase of insurance premiums which will be charged to Eni in the next five years and that accrued at the reporting date because of the effective accident rate occurred in past reporting periods.

30 Provisions for employee benefits

(euro million)	Dec. 31, 2013	Dec. 31, 2014

TFR	350	376
Foreign defined benefit plans	615	572
Supplementary medical reserve for Eni managers (FISDE) and other foreign medical plans	136	174
Other long-term benefit plans	178	191
	1,279	1,313

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

Pension funds are defined benefit plans provided by foreign subsidiaries located mainly in Nigeria, Germany and the United Kingdom. Benefits under these plans consist of payments based on seniority and the salary paid in the last year of service, or alternatively, the average annual salary over a defined period prior to the retirement.

Group companies provide healthcare benefits. Liability to these plans (FISDE and other foreign healthcare plans) and the current cost are limited to the contributions made by the Company for retired managers.

Other benefits primarily consisted of monetary and long-term incentive schemes to Group managers and jubilee awards. Provisions for the monetary incentive scheme are assessed based on the estimated bonuses which will be granted to those managers who will achieve certain individual performance goals weighted with the likelihood that the Company delivers the planned profitability targets. The benefit has a three-year vesting period and incurs when the commitment arises towards Eni’s management, based on the achievement of corporate goals. The estimate is subject to adjustments in subsequent years based on the results achieved and the update of the result forecasted (above or below the target). This benefit is applied pro rata temporis over the three-year period depending on the results of the performance parameters. Provisions for the long-term incentive scheme are assessed on the basis of the estimated trends of a performance indicator as benchmarked against a group of international oil companies. Both of these incentive schemes normally vest over a three-year period. Jubilee awards are benefits due following the attainment of a minimum period of service and, for the Italian companies, consist of an in-kind remuneration.

Present value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

Dec. 31, 2013	Dec. 31, 2014

(euro million)	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Other long-term benefit plans	Total	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Other long-term benefit plans	Total

Present value of benefit liabilities at beginning of year	357	1,320	143	206	2,026	350	1,257	136	178	1,921
Current cost		58	3	48	109		52	3	47	102
Interest cost	11	46	4	3	64	10	47	5	3	65
Remeasurements:	(5)	(51)	(7)	(25)	(88)	36	48	16	(1)	99
- actuarial (gains) losses due to changes in demographic assumptions	(3)	6	(4)	1			1			1
- actuarial (gains) losses due to changes in financial assumptions		(45)	(2)	(21)	(68)	43	57	18	5	123
- experience (gains) losses	(2)	(12)	(1)	(5)	(20)	(7)	(10)	(2)	(6)	(25)
Past service cost and (gains) losses settlements		5		(2)	3		(4)		3	(1)
Plan contributions:		1			1		1			1
- employee contributions		1			1		1			1
Benefits paid	(14)	(34)	(7)	(48)	(103)	(19)	(46)	(7)	(51)	(123)
Changes in the scope of consolidation	1				1	1				1
Currency translation differences and other changes		(88)		(4)	(92)	(2)	(73)	21	12	(42)
Present value of benefit liabilities at end of year (a)	350	1,257	136	178	1,921	376	1,282	174	191	2,023
Plan assets at beginning of year		619			619		642			642
Interest income		22			22		26			26
Return on plan assets		2			2		18			18
Past service cost and (gains) losses settlements		(1)			(1)
Administration expenses paid		(1)			(1)		(1)			(1)
Plan contributions:		39			39		35			35
- employee contributions		1			1		1			1
- employer contributions		38			38		34			34
Benefits paid		(16)			(16)		(25)			(25)
Currency translation differences and other changes		(22)			(22)		15			15
Plan assets at end of year (b)		642			642		710			710
Net liability recognized at end of year (a-b)	350	615	136	178	1,279	376	572	174	191	1,313

Foreign defined benefit plans amounting to euro 572 million (euro 615 million at December 31, 2013) primarily related to pension plans for euro 381 million (euro 424 million at December 31, 2013).

Net liability relating to foreign defined benefit plans included the liability attributable to joint venture partners operating in exploration and production activities of euro 207 million (euro 264 million at December 31, 2013). Eni recorded a receivable for an amount equivalent to such liability.

Other long-term employee benefit plans of euro 191 million (euro 178 million at December 31, 2013) related to deferred monetary incentive plans for euro 83 million (euro 86 million at December 31, 2013), jubilee awards for euro 47 million (euro 48 million at December 31, 2013), the long-term incentive plan for euro 12 million (euro 8 million at December 31, 2013) and other foreign long-term plans for euro 49 million (euro 36 million at December 31, 2013).

Costs charged to the profit and loss account consisted of the following:

(euro million)	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Other long-term benefit plans	Total

2013
Current cost		58	3	48	109
Past service cost and (gains) losses on settlements		6		(2)	4
Interest cost (income), net:
- interest cost on liabilities	11	46	4	3	64
- interest income on plan assets		(22)			(22)
Total interest cost (income), net	11	24	4	3	42
- of which recognized in "Payroll and related cost"				3	3
- of which recognized in "Financial income (expense)"	11	24	4		39
Remeasurements for long-term plans				(25)	(25)
Other costs/Administration expenses paid		1			1
Total	11	89	7	24	131
- of which recognized in "Payroll and related cost"		65	3	24	92
- of which recognized in "Financial income (expense)"	11	24	4		39
2014
Current cost		52	3	47	102
Past service cost and (gains) losses on settlements		(4)		3	(1)
Interest cost (income), net:
- interest cost on liabilities	10	47	5	3	65
- interest income on plan assets		(26)			(26)
Total interest cost (income), net	10	21	5	3	39
- of which recognized in "Payroll and related cost"				3	3
- of which recognized in "Financial income (expense)"	10	21	5		36
Remeasurements for long-term plans				(1)	(1)
Other costs/Administration expenses paid		1			1
Total	10	70	8	52	140
- of which recognized in "Payroll and related cost"		49	3	52	104
- of which recognized in "Financial income (expense)"	10	21	5		36
Costs recognized in other comprehensive income consisted of the following:

2013	2014

(euro million)	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Total	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Total

Remeasurements
Actuarial (gains)/losses due to changes in demographic assumptions	(3)	6	(4)	(1)		1		1
Actuarial (gains)/losses due to changes in financial assumptions		(45)	(2)	(47)	43	57	18	118
Experience (gains) losses	(2)	(12)	(1)	(15)	(7)	(10)	(2)	(19)
Return on plan assets		(2)		(2)		(18)		(18)
	(5)	(53)	(7)	(65)	36	30	16	82

Plan assets consisted of the following:

(euro million)	Cash and cash equivalents	Equity securities	Debt securities	Real estate	Derivatives	Investment funds	Assets held by insurance company	Other	Total

December 31, 2013
Plan assets with a quoted market price	20	88	412	9	5	2	1	85	622
Plan assets without a quoted market price	2		7	2		1	5	3	20
	22	88	419	11	5	3	6	88	642
December 31, 2014
Plan assets with a quoted market price	114	98	393	9	1	3	8	70	696
Plan assets without a quoted market price	2		1	1			7	3	14
	116	98	394	10	1	3	15	73	710

Plan assets are generally managed by external asset managers pursuing investment strategies, defined by Eni’s companies, with the aim of ensuring that assets are sufficient to pay the benefits. For this purpose, the investments are aimed at maximizing the expected return and limit the risk level through proper diversification.

The main actuarial assumptions used in the measurement of the liabilities at year end and in the estimate of costs expected for 2015 consisted of the following:

TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Other long-term benefit plans

2013
Discount rate	(%)	3.0	2.1-13.5	3.0	1.1-3.0
Rate of compensation increase	(%)	3.0	2.0-14.0
Rate of price inflation	(%)	2.0	0.6-11.0	2.0	2.0
Life expectations on retirement at age 65	(years)		15-24	24
2014
Discount rate	(%)	2.0	1.2-15.0	2.0	0.5-2.0
Rate of compensation increase	(%)	3.0	2.0-14.0
Rate of price inflation	(%)	2.0	0.6-11.1	2.0	2.0
Life expectations on retirement at age 65	(years)		13-24	24

The following is an analysis by geographical area related to the main actuarial assumptions used in the valuation of the principal foreign defined benefit plans:

Euro area	Rest of Europe	Africa	Other areas	Foreign defined benefit plans

2013
Discount rate	(%)	2.9-3.3	2.1-4.4	3.5-13.5	2.5-7.8	2.1-13.5
Rate of compensation increase	(%)	2.0-3.1	2.5-4.9	5.0-14.0	5.0-10.0	2.0-14.0
Rate of price inflation	(%)	2.0	0.6-3.4	3.5-11.0	3.0-5.5	0.6-11.0
Life expectations on retirement at age 65	(years)	21	22-24	15		15-24
2014
Discount rate	(%)	2.0	1.2-3.6	3.5-15.0	2.6-13.0	1.2-15.0
Rate of compensation increase	(%)	2.0-3.2	2.5-4.6	5.0-14.0	5.0-13.0	2.0-14.0
Rate of price inflation	(%)	2.0	0.6-3.0	3.5-11.1	3.0-8.2	0.6-11.1
Life expectations on retirement at age 65	(years)	21	22-24	13-15		13-24

The discount rate used was determined on the base of corporate bond yields (rating AA) in countries with a significant market, or in the absence, of government bond yields. The demographic tables adopted are those used by each country for the assessments of IAS 19. The inflation rate was determined by considering the long-term forecasts issued by national or international banks.

The effects of a possible change in the main actuarial assumptions at the end of the year are listed below:

(euro million)	Discount rate	Rate of price inflation	Rate of increases in pensionable salaries	Healthcare cost trend rate	Rate of increases to pensions in payment

0.5% increase	0.5% decrease	0.5% increase	0.5% increase	0.5% increase	0.5% increase

December 31, 2013
Effect on DBO
TFR	(20)	23	15
Foreign defined benefit plans	(79)	80	38	26		28
FISDE and other foreign medical plans	(8)	9			9
Other long-term benefit plans	(3)	3	1
December 31, 2014
Effect on DBO
TFR	(22)	24	16
Foreign defined benefit plans	(83)	88	42	32		48
FISDE and other foreign medical plans	(10)	11			11
Other long-term benefit plans	(4)	4	3

The sensitivity analysis was performed on the basis of the results for each plan through assessments calculated considering modified parameters.

The amount of contributions expected to be paid for employee benefit plans in the next year amounted to euro 119 million, of which euro 67 million related to defined benefit plans.

The following is an analysis by maturity date of the liabilities for employee benefit plans:

(euro million)	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Other long-term benefits

December 31, 2013
2014	7	36	7	44
2015	6	40	7	46
2016	7	44	7	49
2017	9	41	7	5
2018	12	59	7	3
2019 and thereafter	309	395	101	54
December 31, 2014
2015	6	46	7	52
2016	6	42	7	42
2017	9	45	7	48
2018	12	56	7	4
2019	15	50	7	4
2020 and thereafter	328	335	138	67

The weighted average duration of the liabilities for employee benefit plans was the following:

(years)	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Other long-term benefits

2013
Weighted average duration	12.7	18.6	13.1	4.4
2014
Weighted average duration	13.3	18.1	14.3	4.6

Transactions with related parties are described in note 44 – Transactions with related parties.

31 Deferred tax liabilities

Deferred tax liabilities were recognized net of the amounts of deferred tax assets which can be offset for euro 3,915 million (euro 3,562 million at December 31, 2013).

(euro million)	Amount at Dec. 31, 2013	Additions	Deductions	Currency translation differences	Other changes	Amount at Dec. 31, 2014

6,750	1,309	(769)	918	(361)	7,847

Deferred tax assets and liabilities consisted of the following:

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Deferred tax liabilities	10,312	11,762
Deferred tax assets available for offset	(3,562)	(3,915)
	6,750	7,847
Deferred tax assets not available for offset	(4,658)	(5,231)
Net deferred tax liabilities	2,092	2,616

Net deferred tax liabilities of euro 2,616 million (euro 2,092 million at December 31, 2013) included the recognition of the deferred tax effect against equity of: (i) the fair value measurement of derivatives designated as cash flow hedge (deferred tax assets for euro 100 million); (ii) the revaluation of defined benefit plans (deferred tax assets for euro 36 million); and (iii) the fair value measurement of available-for-sale securities (deferred tax liabilities for euro 2 million).

The most significant temporary differences giving rise to net deferred tax liabilities are disclosed below:

(euro million)	Carrying amount at Dec. 31, 2013	Additions	Deductions	Currency translation differences	Other changes	Carrying amount at Dec. 31, 2014

Deferred tax liabilities
Accelerated tax depreciation	7,625	339	(214)	725	(155)	8,320
Difference between the fair value and the carrying amount of assets acquired following business combinations	1,295	7	(38)	166	50	1,480
Site restoration and abandonment (tangible assets)	387	416	(40)	(30)	80	813
Application of the weighted average cost method in evaluation of inventories	111	3	(92)	3	28	53
Capitalized interest expense	14		(13)	1		2
Other	880	544	(372)	53	(11)	1,094
	10,312	1,309	(769)	918	(8)	11,762
Deferred tax assets, gross
Carry-forward tax losses	(2,346)	(687)	141	(104)	74	(2,922)
Site restoration and abandonment (provisions for contingencies)	(1,896)	(238)	25	(170)	(93)	(2,372)
Accruals for impairment losses and provisions for contingencies	(1,692)	(295)	288	(2)	10	(1,691)
Timing differences on depreciation and amortization	(1,623)	(334)	70	(205)	(11)	(2,103)
Impairment losses	(1,190)	(59)	181	2	4	(1,062)
Unrealized intercompany profits	(468)	15	129	(3)	18	(309)
Other	(1,575)	(664)	421	(112)	(57)	(1,987)
	(10,790)	(2,262)	1,255	(594)	(55)	(12,446)
Impairments of deferred tax assets	2,570	677	(2)	54	1	3,300
Deferred tax assets, net	(8,220)	(1,585)	1,253	(540)	(54)	(9,146)
Net deferred tax liabilities	2,092	(276)	484	378	(62)	2,616

Italian taxation law allows the carry-forward tax losses indefinitely. Foreign taxation laws generally allow the carry-forward tax losses over a period longer than five years, and in many cases, indefinitely. An average tax rate of 27.5% was applied to tax losses of Italian subsidiaries to determine the portion of the carry-forwards tax losses which will be used in future years to offset the expected taxable profit. The corresponding rate for foreign subsidiaries was 30.7%.

Carry-forward tax losses amounted to euro 10,294 million and can be used indefinitely for euro 8,875 million. Carry-forward tax losses regarded Italian companies for euro 6,140 million and foreign companies for euro 4,154 million. Carry-forward tax losses amounted to euro 8,305 million which are likely to be utilized against future taxable profit and were in respect of Italian companies for euro 5,682 million and foreign subsidiaries for euro 2,623 million. Deferred tax assets recognized on these losses amounted to euro 1,563 million and euro 804 million, respectively.

32 Other non-current liabilities

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Fair value of non-hedging derivatives	282	143
Fair value of cash flow hedge derivatives	1
Current income tax liabilities	20	20
Other payables towards tax authorities	2	5
Other payables	74	104
Other liabilities	1,880	2,013
	2,259	2,285

Derivative fair values were estimated on the basis of market prices provided by primary info-provider, or alternatively, appropriate valuation techniques commonly used in the marketplace.

The fair value of non-hedging derivative contracts and is presented below:

Dec. 31, 2013	Dec. 31, 2014

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Derivatives on exchange rate
Currency swap	53	1,075	130	55	49	608
Outright	36	878
Interest currency swap	3		74	1	128
	92	1,953	204	56	177	608
Derivatives on interest rate
Interest rate swap	40	50	390	28		272
	40	50	390	28		272
Derivatives on commodities
Over the counter	23	31	159
	23	31	159
Options embedded in convertible bonds	127			59
	282	2,034	753	143	177	880

Fair value of non-hedging derivatives of euro 143 million (euro 282 million at December 31, 2013) consisted of: (i) euro 84 million (euro 155 million at December 31, 2013) of derivatives that lacked the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net business exposures to foreign currency exchange rates, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 59 million related to the call option embedded in the bonds convertible into Snam SpA ordinary shares (euro 127 million at December 31, 2013, of which euro 81 million related to Snam SpA and euro 46 million related to Galp Energia SGPS SA) (further information is disclosed in note 28 – Long-term debt and current portion of long-term debt).

Fair value of cash flow hedge derivatives amounting to euro 1 million at December 31, 2013 pertained to hedges entered by the Gas & Power segment. Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 15 – Other current assets. Fair value of contracts expiring beyond 2015 is disclosed in note 22 – Other non-current receivables; fair value of contracts expiring by 2015 is disclosed in note 27 – Other current liabilities and in note 15 – Other current assets. The effects of fair value measurement of cash flow hedge derivatives are disclosed in note 34 – Shareholders’ equity and in note 38 – Operating expenses. The nominal value of these derivatives referred to purchase and sale commitments at December 31, 2013 amounted to euro 1 million and euro 24 million, respectively.

Information on the hedged risks and the hedging policies is shown in note 36 – Guarantees, commitments and risks - Risk factors.

Other liabilities of euro 2,013 million (euro 1,880 million at December 31, 2013) included: (i) advances received from Suez following a long-term agreement for supplying natural gas and electricity of euro 812 million (euro 876 million at December 31, 2013), the current portion is indicated in note 27 – Other current liabilities; and (ii) advances relating to amounts of gas of euro 281 million (euro 149 million at December 31, 2013) which were collected for amounts lower than the minimum take for the year by certain of Eni’s clients, reflecting take-or-pay clauses contained in the long-term sale contracts. Management believes that the underlying gas volumes will be collected beyond the twelve-month time horizon.

Transactions with related parties are described in note 44 – Transactions with related parties.

33 Assets held for sale and liabilities directly associated with assets held for sale

Assets held for sale and liabilities directly associated with assets held for sale of euro 456 million and euro 165 million, respectively, related to: (i) the sale of 100% stake of the subsidiaries Eni Ceská Republika Sro, Eni Slovensko Spol Sro and Eni Romania Srl, companies operating in the Refining & Marketing segment, with activities in Czech Republic, Slovakia and Romania, respectively and the sale of 32.445% stake (entire stake own) in Ceská Rafinérská AS (CRC), a refining company in the Czech Republic. These three subsidiaries and the investment in CRC were classified as assets held for sale following a preliminary agreement signed by Eni with MOL Group, a Hungarian oil&gas company in May 2014. The other partner of CRC, Unipetrol, exercised its pre-emptive right at the same conditions as agreed with MOL. The completion of these agreements is subject to certain conditions, including prior approval by the competent European Antitrust Authorities. The carrying amount of assets held for sale and liabilities directly associated with assets held for sale was aligned at the lower between the book value and the expected sale price and amounted to euro 367 million (of which euro 207 million of current assets) and euro 165 million (of which euro 148 million of current liabilities), respectively. Eni will continue to operate in those countries through the wholesale marketing of lubricants; (ii) the sale of a 20% stake (matching Eni’s entire stake) in Fertilizantes Nitrogenados de Oriente CEC and Fertilizantes Nitrogenados de Oriente SA, companies operating in the production of fertilizers in Venezuela. The carrying amount of the investments amounted to euro 69 million; and (iii) the sale of a 76% stake in Inversora de Gas Cuyana SA (entire stake owned), a 6.84% stake in Distribudora de Gas Cuyana SA (matching Eni’s entire stake), a 25% stake in Inversora de Gas del Centro SA (entire stake owned) and a 31.35% stake in Distribudora de Gas del Centro SA (entire stake owned), companies operating in the distribution and commercialization of natural gas in Argentina. The carrying amount of the investments amounted to euro 10 million.

During the course of 2014, Eni closed the sale of its interest in Artic Russia BV for a carrying amount of euro 2,131 million.

34 Shareholders’ equity

Non-controlling interest

(euro million)	Net profit	Shareholders’ equity

2013	2014	Dec. 31, 2013	Dec. 31, 2014

Saipem SpA	(190)	(345)	2,748	2,398
Others	(11)	(96)	91	57
	(201)	(441)	2,839	2,455

Eni shareholders’ equity

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,201	6,201
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(154)	(284)
Reserve related to the fair value of available-for-sale securities net of the tax effect	81	11
Reserve related to the defined benefit plans net of tax effect	(72)	(122)
Other reserves	296	207
Cumulative currency translation differences	(698)	4,020
Treasury shares	(201)	(581)
Retained earnings	44,626	46,067
Interim dividend	(1,993)	(2,020)
Net profit for the year	5,160	1,291
	58,210	59,754

Share capital
At December 31, 2014, the parent company’s issued share capital consisted of euro 4,005,358,876 represented by 3,634,185,330 ordinary shares without nominal value (same amounts as of December 31, 2013).

On May 8, 2014, Eni’s Shareholders’ Meeting declared: (i) to distribute a dividend of euro 0.55 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2013 dividend of euro 1.10 per share, of which euro 0.55 per share paid as interim dividend. The balance was paid on May 22, 2014, to shareholders on the register on May 19, 2014, record date on May 21, 2014; (ii) to cancel, for the portion not yet implemented as of the date of the Shareholders’ Meeting, the authorization for the Board of Directors to acquire treasury shares as resolved at the Shareholders’ Meeting of May 10, 2013; and (iii) to authorize the Board of Directors to purchase on the Mercato Telematico Azionario – in one or more transactions and in any case within 18 months from the date of the resolution – up to a maximum number of 363,000,000 ordinary Eni shares, for a price of no less than euro 1.102 and not more than the official price reported by the Borsa Italiana for the shares on the trading day prior to each individual transaction, plus 5%, and in any case up to a total amount of euro 6,000 million, in accordance with the procedures established in the Rules of the Markets organized and managed by Borsa Italiana SpA. In order to respect the limit envisaged in the third paragraph of Article 2357 of the Italian Civil Code, the number of shares to be acquired and the relative amount shall take into account the number and amount of Eni shares already held in the portfolio.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Reserve for treasury shares
The reserve for treasury shares represents the reserve which was established in previous reporting period to repurchase the Company shares in accordance with resolutions at Eni’s Shareholders’ Meetings. The amount of euro 6,201 million (same amount as of December 31, 2013) included the book value of treasury shares purchased of euro 581 million.

Reserves related to the fair value measurement of cash flow hedging derivatives, available-for-sale financial assets and defined benefit plans
The measurement at fair value of cash flow hedging derivatives, available-for-sale financial instruments and defined benefit plans, net of the related tax effect, consisted of the following:

Cash flow hedge derivatives	Available-for-sale financial instruments	Defined benefit plans	Total

(euro million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of December 31, 2012	(25)	9	(16)	148	(4)	144	(138)	50	(88)	(15)	55	40
Changes of the year 2013	(301)	93	(208)	9		9	55	(38)	17	(237)	55	(182)
Foreign currency translation differences							(2)	1	(1)	(2)	1	(1)
Amount recognized in the profit and loss account	102	(32)	70	(74)	2	(72)				28	(30)	(2)
Reserve as of December 31, 2013	(224)	70	(154)	83	(2)	81	(85)	13	(72)	(226)	81	(145)
Changes of the year 2014	(69)	12	(57)	7	(1)	6	(68)	19	(49)	(130)	30	(100)
Foreign currency translation differences							(1)		(1)	(1)		(1)
Amount recognized in the profit and loss account	(91)	18	(73)	(77)	1	(76)				(168)	19	(149)
Reserve as of December 31, 2014	(384)	100	(284)	13	(2)	11	(154)	32	(122)	(525)	130	(395)

Reserve for available-for-sale financial instruments net of tax effect of euro 11 million (euro 5 million at December 31, 2013) related to the fair value measurement of securities. The amount of the reserve as of December 31, 2013 of euro 76 million relating to the fair value measurement of Galp Energia SGPS SA was reversed in 2014 to the profit and loss account following the sale of 8.15% share capital (further information is disclosed in note 19 – Investments).

Negative reserve for defined-benefit plans of euro 122 million (negative for euro 72 million at December 31, 2013), net of the related tax effect, related to investments accounted for under the equity method for euro 1 million (negative for euro 1 million at December 31, 2013).

Other reserves Other reserves amounted to euro 207 million (euro 296 million at December 31, 2013) and related to:
•	a reserve of euro 247 million represented the increase in Eni shareholders’ equity associated with a business combination under common control, whereby the parent company Eni SpA divested its subsidiary Snamprogetti SpA to Saipem Projects SpA (both merged into Saipem SpA) at a price higher than the book value of the interest transferred (same amount as of December 31, 2013);
•	a reserve of euro 63 million deriving from Eni SpA’s equity (euro 157 million at December 31, 2013);
•	a reserve of euro 18 million related to the sale of treasury shares to Saipem managers upon exercise of stock options (same amount as of December 31, 2013);
•	a reserve of euro 5 million represented the impact on Eni shareholders’ equity associated with the acquisition of a non-controlling interest of 47.60% in the subsidiary Tigáz Zrt (same amount as of December 31, 2013);
•	a negative reserve of euro 2 million related to the share of "Other comprehensive income" on equity-accounted entities (a negative reserve of euro 7 million at December 31, 2013); and
•	a negative reserve of euro 124 million represented the impact on Eni shareholders’ equity associated with the acquisition of a non-controlling interest of 45.97% in the subsidiary Altergaz SA, now Eni Gas & Power France SA (same amount as of December 31, 2013).

Cumulative foreign currency translation differences
The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.

Treasury shares
A total of 33,045,197 Eni’s ordinary shares (11,388,287 at December 31, 2013) were held in treasury for a total cost of euro 581 million (euro 201 million at December 31, 2013).

Interim dividend
The interim dividend for the year 2014 amounted to euro 2,020 million corresponding to euro 0.56 per share, as resolved by the Board of Directors on September 17, 2014, in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on September 22, 2014.

Distributable reserves
At December 31, 2014, Eni shareholders’ equity included distributable reserves of approximately euro 49.3 billion.

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(euro million)	2013	2014	Dec. 31, 2013	Dec. 31, 2014

As recorded in Eni SpA's Financial Statements	4,414	4,455	40,743	40,529
Excess of net equity stated in the separate accounts of consolidated subsidiaries over the corresponding carrying amounts of the parent company	1,519	(3,548)	21,093	22,913
Consolidation adjustments:
- difference between purchase cost and underlying carrying amounts of net equity	(499)	(16)	324	383
- adjustments to comply with Group account policies	(256)	(573)	948	(44)
- elimination of unrealized intercompany profits	218	770	(2,366)	(1,604)
- deferred taxation	(440)	(238)	295	18
- other adjustments	3		12	14
	4,959	850	61,049	62,209
Non-controlling interest	201	441	(2,839)	(2,455)
As recorded in Consolidated Financial Statements	5,160	1,291	58,210	59,754

35 Other information

Main acquisitions

Acam Clienti SpA
In 2014, Eni purchased a 51% share in the company Acam Clienti SpA. The company operates in the distribution and commercialization of natural gas primarily in the province of La Spezia. Following the acquisition, Eni now owns the 100% stake of the company. The allocation to assets and liabilities of the total value of the investment for euro 30 million was made on a definitive basis.

Liverpool Bay Ltd
In 2014, Eni purchased a 100% share in the company Liverpool Bay Ltd which owns a 46.1% interest in the Liverpool Bay oil and gas field. This acquisition does not represent a step acquisition as Eni, already owned a 53.9% of the field through the companies Eni ULX Ltd and Eni AEP Ltd. Following the acquisition Eni now owns the 100% of the field and acquired the operatorship. The allocation to assets and liabilities of the total value of the investment for euro 21 million was made on a definitive basis.

The final allocation of the purchase costs is disclosed below:

Acam Clienti SpA	Liverpool Bay Ltd

(euro million)	Carrying value	Fair value	Carrying value	Fair value

Current assets	60	60	36	36
Goodwill	8	32		35
Other non-current assets			320	320
Assets acquired	68	92	356	391
Current liabilities	61	61	34	34
Net deferred tax liabilities			48	48
Provisions for contingencies			288	288
Other non-current liabilities	1	1
Liabilities acquired	62	62	370	370
Fair value of the investment held before the acquisition of control	(3)	(15)
Eni's shareholders equity	3	15	(14)	21

Supplemental cash flow information

(euro million)	2012	2013	2014

Effect of investment of companies included in consolidation and businesses
Current assets	108	51	96
Non-current assets	171	39	265
Net borrowings	46	(12)	(19)
Current and non-current liabilities	(99)	(36)	(291)
Net effect of investments	226	42	51
Fair value of investments held before the acquisition of control		(8)	(15)
Purchase price	226	34	36
less:
Cash and cash equivalents	(48)	(9)
Cash flow on investments	178	25	36
Effect of disposal of consolidated subsidiaries and businesses
Current assets	2,112	47	5
Non-current assets	18,740	41	2
Net borrowings	(12,443)	23
Current and non-current liabilities	(4,123)	(69)	(2)
Net effect of disposals	4,286	42	5
Fair value of share capital held after the sale of control	(943)
Gain on disposal	2,021	3,359	(5)
Non-controlling interest	(1,840)
Selling price	3,524	3,401
less:
Cash and cash equivalents	(3)
Cash flow on disposals	3,521	3,401

Investments of 2014 related to the acquisition of 51% stake in Acam Clienti SpA and 100% stake of Liverpool Bay Ltd. Divestments of 2014 related to the sale of a business.

36 Guarantees, commitments and risks

Guarantees

Dec. 31, 2013	Dec. 31, 2014

(euro million)	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total

Consolidated subsidiaries		11,930	11,930		13,214	13,214
Unconsolidated subsidiaries		160	160		180	180
Consolidated joint operations		48	48		14	14
Joint ventures and associates	6,272	124	6,396	6,272	99	6,371
Others	2	174	176	2	197	199
	6,274	12,436	18,710	6,274	13,704	19,978

Other guarantees issued on behalf of consolidated subsidiaries of euro 13,214 million (euro 11,930 million at December 31, 2013) primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 9,074 million (euro 7,858 million at December 31, 2013), of which euro 5,945 million related to the Engineering & Construction segment (euro 4,920 million at December 31, 2013); (ii) VAT recoverable from tax authorities for euro 1,567 million (euro 1,387 million at December 31, 2013); and (iii) insurance risk for euro 179 million reinsured by Eni (euro 293 million at December 31, 2013). At December 31, 2014, the underlying commitment covered by such guarantees was euro 13,162 million (euro 11,749 million at December 31, 2013).

Other guarantees issued on behalf of unconsolidated subsidiaries of euro 180 million (euro 160 million at December 31, 2013) consisted of letters of patronage and other guarantees issued to commissioning entities relating to bid bonds and performance bonds for euro 167 million (euro 147 million at December 31, 2013). At December 31, 2014, the underlying commitment covered by such guarantees was euro 21 million (euro 29 million at December 31, 2013).

Other guarantees issued on behalf of consolidated joint operations of euro 14 million (euro 48 million at December 31, 2013) primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 5 million (euro 31 million at December 31, 2013) related to the Engineering & Construction segment; and (ii) VAT recoverable from tax authorities for euro 3 million (euro 11 million at December 31, 2013). At December 31, 2014, the underlying commitment covered by such guarantees was euro 14 million (euro 48 million at December 31, 2013).

Unsecured guarantees and other guarantees issued on behalf of joint ventures and associates of euro 6,371 million (euro 6,396 million at December 31, 2013) primarily consisted of: (i) an unsecured guarantee of euro 6,122 million (same amount as of December 31, 2013) given by Eni SpA to Treno Alta Velocità - TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) for the proper and timely completion of a project relating to the Milan-Bologna fast-track railway by CEPAV (Consorzio Eni per l’Alta Velocità) Uno; consortium members, excluding entities controlled by Eni, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees and other guarantees given to banks in relation to loans and lines of credit received for euro 171 million (euro 170 million at December 31, 2013); and (iii) unsecured guarantees and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 21 million (euro 31 million at December 31, 2013). At December 31, 2014, the underlying commitment covered by such guarantees was euro 247 million (euro 284 million at December 31, 2013).

Unsecured and other guarantees given on behalf of third parties of euro 199 million (euro 176 million at December 31, 2013) primarily consisted of: (i) guarantees issued on behalf of Gulf LNG Energy and Gulf LNG Pipeline and on behalf of Angola LNG Supply Service Llc (Eni 13.6%) as security against payment commitments of fees in connection with the re-gasification activity for euro 168 million (euro 147 million at December 31, 2013); and (ii) guarantees issued by Eni SpA to banks and other financial institutions in relation to loans and lines of credit for euro 8 million on behalf of minor investments or companies sold (euro 10 million at December 31, 2013). At December 31, 2014, the underlying commitment covered by such guarantees was euro 186 million (euro 162 million at December 31, 2013).

Commitments and risks

(euro million)	Dec. 31, 2013	Dec. 31, 2014

Commitments	14,200	15,276
Risks	377	415
	14,577	15,691

Other commitments of euro 15,276 million (euro 14,200 million at December 31, 2013) related to: (i) parent company guarantees that were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities and quantified, on the basis of the capital expenditures to be incurred, to euro 11,112 million (euro 9,804 million at December 31, 2013); (ii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Angola LNG Supply Service for the acquisition of re-gasified gas at the Pascagoula plant (United States) over a twenty-year period (until 2031). The expected commitment has been estimated at euro 2,431 million (euro 2,228 million at December 31, 2013) and it has included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk"; (iii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Gulf LNG Energy for the acquisition of re-gasification capacity at the Pascagoula terminal (5.8 BCM/y) over a twenty-year period (until 2031). The expected commitment has been estimated at euro 1,137 million (euro 1,059 million at December 31, 2013) and it has been included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk"; (iv) purchase and sale commitments of financial derivatives on currency with a fair value equal to zero at December 31, 2014 for euro 120 million and euro 116 million, respectively; (v) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Cameron LNG Llc, a company belonging to Sempra Group, for the acquisition of re-gasification capacity at the Cameron plant (United States) for 6 BCM/y until 2017. The future expected commitment has been estimated at euro 200 million (euro 942 million at December 31, 2013) and it has been included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk". The reduction of the commitment was due to the revision of the contractual agreements with Cameron LNG Llc that determined the early termination from 2029 to 2017 of the commitment of Eni’s following approval in 2014 by the U.S. Authorities to Cameron LNG Llc to export LNG and the conversion of the regasification plant into a liquefaction plant. Based on the new agreements with Sempra, the provision for risks on expected contractual losses was partially utilized for redundancy; and (vi) a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest euro 130 million in the future, also on account of Shell Italia E&P SpA, in connection with Eni’s development plan of oilfields in Val d’Agri (euro 138 million at December 31, 2013). The commitment has been included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk".

Risks of euro 415 million (euro 377 million at December 31, 2013) primarily concerned potential risks associated with contractual assurances given to acquirers of certain investments and businesses of Eni for euro 351 million (euro 287 million at December 31, 2013) and the value of assets of third parties under the custody of Eni for euro 64 million (euro 90 million at December 31, 2013).

Non-quantifiable commitments
A parent company guarantee was issued on behalf of CARDÓN IV (Eni’s interest 50%), a joint venture operating in the Perla oilfield located in Venezuela, for the supplying to PDVSA GAS of gas quantities until 2036 (end of the concession agreement). This guarantee can not be quantified because the penalty clause for unilateral anticipated resolution originally set for Eni and the relevant quantification became ineffective as a result of the revision of the contractual agreements. In case of non-fulfillment the maximum value of the guarantee will be determined by applying the local legislation. Gas expected to be provided for by Eni amounted to a total of $10 billion. As well as not corresponding to an effective valuation of the guarantee issued, such amount represents the maximum exposure risk for Eni. A similar guarantee was issued to Eni by PDVSA relating to the fulfillment of the commitments relating to the gas quantities to be collected by PDVSA GAS.

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

Risk factors

Financial risks
Financial risks are managed in respect of guidelines issued by the Board of Directors of Eni SpA in its role of directing and setting of the risk limits, targeting to align and centrally coordinate Group companies’ policies on financial risks ("Guidelines on financial risks management and control"). The "Guidelines" define for each financial risk the key components of the management and control process, such as the aim of the risk management, the valuation methodology, the structure of limits, the relation model and the hedging and mitigation instruments.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International SA, Eni Finance USA Inc and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular, Eni’s finance department and Eni Finance International SA manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies different from commodities are managed by the parent company. The commodity risk associated with commercial exposures of each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by the Midstream Department which manages the market risk component in a view of portfolio, while Eni Trading & Shipping SpA executes the negotiation of commodity derivatives over the market. Eni SpA and Eni Trading & Shipping SpA (also through its subsidiary Eni Trading & Shipping Inc) perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF), Organized Trading Facility (OTF), or similar and brokerage platforms (i.e. SEF), and over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these operations through Eni Trading & Shipping and Eni SpA on the basis of the relevant asset class expertises. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni monitors every activity in derivatives classified as risk-reducing (in particular, back to back activities, flow hedging activities, asset-backed hedging activities and portfolio management activities) directly or indirectly related to covered industrial assets, so as to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows those derivatives should not be considered as risk-reducing, these derivatives are reclassified in proprietary trading. As the proprietary trading is considered separately from the other activities in specific portfolios of Eni Trading & Shipping, its exposure is subject to specific controls, both in terms of Value at Risk (VaR) and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards. The framework defined by Eni’s policies and guidelines provides that the valuation and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of: (i) limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon; (ii) limits of revision strategy, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given; (iii) VaR which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account of the correlation among the different positions held in the portfolio. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of Value at Risk, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and valuation techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department. Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of Value at Risk, limits of revision strategy, stop loss and volumes in connection with exposure deriving from commercial activities, centrally managed by the Midstream Department, as well as exposure deriving from proprietary trading, exclusively managed by Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools the Midstream Department requests for negotiating commodity derivatives and executes them on the marketplace. According to the targets of financial structure included in the financial plan approved by the Board of Directors, Eni has decided to retain a cash reserve to face any extraordinary requirement. Such reserve is managed by Eni’s finance department with the aim of optimizing the efficiency and ensuring maximum protection of the capital and its immediate liquidity within the limits assigned. The management of strategic cash is part of the asset management pursued through transactions on own risk in view of optimizing financial returns, while respecting authorized risk levels, safeguarding the Company’s assets and retaining quick access to liquidity.

The four different market risks, whose management and control have been summarized above, are described below.

Market risk - Exchange rate
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

Market risk - Interest rate
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

Market risk - Commodity
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa, and may jeopardize the achievement of the financial targets preset in the Company’s four-year plans and budget. The commodity price risk arises in connection with the following exposures: (i) strategic exposure: exposures directly identified by the Board of Directors as a result of strategic investment decisions or outside the planning horizon of risk. These exposures include those associated with the program for the production of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by ongoing or highly probable sale contracts, refining margins identified by the Board of Directors as of strategic nature (the remaining volumes can be allocated to the active management of the margin or to asset backed hedging activities) and minimum compulsory stocks; (ii) commercial exposure: includes the exposures related to the components underlying the contractual arrangements of industrial and commercial activities and, if related to take-or-pay commitments, to the components related to the time horizon of the four-year plan and budget and the relevant activities of risk management. Commercial exposures are characterized by a systematic risk management activity conducted on the basis of risk/return assumptions by implementing one or more strategies and subjected to specific risk limits (VaR, stop loss). In particular, the commercial exposures include exposures subjected to asset-backed hedging activities, arising from the flexibility/optionality of assets; and (iii) proprietary trading exposure: includes operations independently conducted for profit purposes in the short term, and normally not finalized to the delivery, both within the commodity and financial markets, with the aim to obtain a profit upon the occurrence of a favorable result in the market, in accordance with specific limits of authorized risk (VaR, Thresholds of strategy review, Stop loss). In the proprietary trading exposures are included the origination activities, if not connected to contractual or physical assets.

Strategic risk is not subject to systematic activity of management/coverage that is eventually carried out only in case of specific market or business conditions. Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management. Strategic risk is subject to measuring and monitoring but is not subject to specific risk limits. If previously authorized by the Board of Directors, exposures related to strategic risk can be used in combination with other commercial exposures in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of derivatives (by activating logics of internal market). Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable economic results. The commodity risk and the exposure to commodity prices fluctuations embedded in commodities quoted in currencies other than the euro at each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by the Portfolio Management unit of the Midstream Department for commodities, and by Eni’s finance department for exchange rate requirements. The Midstream Department manages business units’ risk exposures to commodities, pooling and optimizing Group companies’ exposures and hedging net exposures on the trading venues through the trading unit of Eni Trading & Shipping. In order to manage commodity price risk, Eni uses derivatives traded on the organized markets MTF, OTF and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products, electricity or emission certificates. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable valuation techniques. Value at Risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.

Market risk - Strategic liquidity
Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) would impact the value of these instruments when evaluated at fair value. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as Governance guidelines regulating management and control systems. The setting up and maintenance of the reserve of strategic liquidity is mainly aimed to: (i) guarantee of financial flexibility. Liquidity should allow Eni Group to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions); and (ii) ensure a full coverage of short-term debts and a coverage of medium and long-term financial debts due within a time horizon of 24 months, even in case of restrictions to credit.

Strategic liquidity management is regulated in terms of Value at Risk (measured on the basis of a parametrical methodology with a one-day holding period and a 99% confidence level), stop loss and other operating limits in terms of concentration, duration, ratings, liquidity and instruments to invest on. Financial leverage or short selling is not allowed. Activities in terms of strategic liquidity management started in the second half of the year 2013 and throughout the course of the year 2014, the investment portfolio has maintained an average credit rating of A/A-, in line with the rating of Eni.

The following table shows amounts in terms of Value at Risk, recorded in 2014 (compared with 2013) relating to interest rate and exchange rate risks in the first section and commodity risk.

Regarding the management of strategic liquidity, the sensitivity to change of interest rates is expressed by the values of "Dollar Value per Basis Point" (DVBP).

(Value at risk - Parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2013	2014

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end

Interest rate (a)	3.67	1.49	2.07	2.15	4.42	1.29	2.05	2.49
Exchange rate (a)	0.37	0.07	0.14	0.24	0.23	0.03	0.09	0.12

(a)	Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Treasury Department, Eni Finance International SA, Banque Eni SA and Eni Finance USA Inc.

(Value at risk - Historic simulation weighted method; holding period: 1 day; confidence level: 95%)

2013	2014

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end

Commercial exposures - Management Portfolio (a)	108.13	36.59	59.92	66.44	44.20	4.02	21.46	4.02
Trading (b)	7.50	1.36	4.11	2.93	5.57	0.46	3.04	0.87

(a)	Refers to the Midstream Department (risk exposure from Refining & Marketing Division and Gas & Power Division), Versalis, Eni Trading & Shipping and the subsidiaries outside Italy pertaining to the Division. For the Midstream Department starting from 2014, following the approval of the Eni’s Board of Directors on December 12, 2013, VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, in the year the VaR pertaining to the Midstream Department presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.
(b)	Cross-commodity proprietary trading, both for commodity contracts and financial derivatives, refers to Eni Trading & Shipping SpA (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

2013	2014

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end

Strategic liquidity (a)	0.12	0.02	0.10	0.11	0.28	0.09	0.14	0.26

(a)	The management of the strategic liquidity portfolio started from July 2013.

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties deriving from current and strategic use of liquidity, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group operating finance department, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations.

Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt (in terms of: (i) maximum ratio between net financial debt and net equity (leverage); (ii) minimum incidence of medium and long-term debts over the total amount of financial debts; (iii) minimum amount of fixed-rate debts over the total amount of medium and long-term debts; and (iv) minimum level of liquidity reserve). For this purpose, Eni holds a significant amount of liquidity reserve (financial assets plus committed credit lines), which aims to: (a) deal with identified risk factors that could significantly affect the cash flow expected in the Financial Plan (i.e. changes in the scenario and/or production volumes, delays in disposals, limitations in profitable acquisitions); (b) ensure a full coverage of short-term debt and the coverage of medium and long-term debts with a maturity of 24 months, even in case of restrictions to the credit access; (c) ensuring the availability of an adequate level of financial flexibility to support the Group’s development plans; and (d) maintaining/improving the current credit rating. The financial asset reserve is employed in short-term marketable financial instruments, favoring investments with very low risk profile. At present, the Group believes to have access to sufficient funding to meet the current foreseeable borrowing requirements as a consequence of the availability of financial assets and lines of credit and the access to a wide range of funding at competitive costs through the credit system and capital markets. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 13.3 billion were drawn as of December 31, 2014.

The Group has credit ratings of A and A-1, respectively for long and short-term debt, under review for possible downgrade (Credit Watch Negative), assigned by Standard & Poor’s and A3 and P-2, respectively for long and short-term debt, outlook stable, assigned by Moody’s. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni. The Company, through a constant monitoring of the international economic environment and continuing dialogue with financial investors and rating agencies, believes to be ready to perceive emerging critical issues screened by the financial community and to be able to react quickly to any changes in the financial and the global macroeconomic environment and implement the necessary actions to mitigate such risks, coherently with Company strategies.

In the course of the 2014, Eni issued a bond amounting to euro 1 billion related to the Euro Medium Term Notes Program.

As of December 31, 2014, Eni maintained short-term unused borrowing facilities of euro 12,698 million, of which euro 41 million committed. Long-term committed borrowing facilities amounted to euro 6,598 million, of which euro 647 million were due within 12 months, which were completely undrawn at the balance sheet date. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.

The tables below summarize the Group main contractual obligations (undiscounted) for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities outstanding at period end.

Finance debt repayments including expected payments for interest charges and derivatives
The tables below summarize the Group main contractual obligations for finance liability repayments, including expected payments for interest charges and derivatives.

(euro million)	Maturity year

2014	2015	2016	2017	2018	2019 and thereafter	Total

December 31, 2013
Non-current liabilities	1,737	3,700	3,211	2,937	1,392	9,781	22,758
Current financial liabilities	2,553						2,553
Fair value of derivative instruments	995	243	1	5		34	1,278
	5,285	3,943	3,212	2,942	1,392	9,815	26,589
Interest on finance debt	818	710	650	557	429	1,695	4,859
Financial guarantees	172						172

(euro million)	Maturity year

2015	2016	2017	2018	2019	2020 and thereafter	Total

December 31, 2014
Non-current liabilities	3,533	3,226	3,217	1,462	2,795	8,709	22,942
Current financial liabilities	2,716						2,716
Fair value of derivative instruments	4,111	101	17		25		4,254
	10,360	3,327	3,234	1,462	2,820	8,709	29,912
Interest on finance debt	792	702	609	478	413	1,781	4,775
Financial guarantees	173						173

Trade and other payables
The tables below summarize the Group trade and other payables by maturity.

(euro million)	Maturity year

2014	2015-2018	2019 and thereafter	Total

December 31, 2013
Trade payables	15,584			15,584
Other payables and advances	8,117	18	56	8,191
	23,701	18	56	23,775

(euro million)	Maturity year

2015	2016-2019	2020 and thereafter	Total

December 31, 2014
Trade payables	15,015			15,015
Other payables and advances	8,688	82	22	8,792
	23,703	82	22	23,807

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

The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

(euro million)	Maturity year

2015	2016	2017	2018	2019	2020 and thereafter	Total

Operating lease obligations (a)	606	468	398	314	242	957	2,985
Decommissioning liabilities (b)	217	191	194	326	264	15,378	16,570
Environmental liabilities (c)	300	283	234	298	177	373	1,665
Purchase obligations (d)	19,317	16,346	15,622	15,201	14,645	142,795	223,926
- Gas
. take-or-pay contracts	16,479	14,725	14,034	14,078	13,616	137,866	210,798
. ship-or-pay contracts	1,771	1,212	1,184	934	843	3,618	9,562
- Other take-or-pay or ship-or-pay obligations	123	118	106	98	97	423	965
- Other purchase obligations (e)	944	291	298	91	89	888	2,601
Other obligations	3	3	3	3	2	116	130
- Memorandum of intent relating Val d’Agri	3	3	3	3	2	116	130
	20,443	17,291	16,451	16,142	15,330	159,619	245,276

(a)	Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(b)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(c)	Environmental liabilities do not include the environmental charge of 2010 amounting to euro 1,109 million for the proposal to the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment are not reasonably estimable.
(d)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(e)	Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the United States (euro 1,317 million).

Capital investment and capital expenditure commitments
In the next four years Eni expects capital investments and capital expenditures of euro 47.8 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects. Capital expenditure is considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.

The amounts shown in the table below include committed expenditures to execute certain environmental projects.

Maturity year

(euro million)	2015	2016	2017	2018	2019 and thereafter	Total

Committed projects	10,376	8,188	5,039	3,103	5,420	32,126

Other information about financial instruments
The carrying amount of financial instruments and relevant economic and equity effect as of and for the years ended December 31, 2013 and 2014 consisted of the following:

2013	2014

Finance income (expense) recognized in	Finance income (expense) recognized in

(euro million)	Carrying amount	Profit and loss account	Other comprehensive income	Carrying amount	Profit and loss account	Other comprehensive income

Held-for-trading financial instruments
Securities (a)	5,004	4		5,024	24
Non-hedging derivatives (b)	(21)	(180)		192	421
Trading derivatives (b)	(61)	(8)		(481)	27
Held-to-maturity financial instruments
Securities (a)	80	1		76	1
Available-for-sale financial instruments
Securities (a)	235	7	(1)	257	7	7
Investments valued at fair value
Other non-current investments (c)	2,770	456	(64)	1,744	(60)	(77)
Other non-current investments - held-for-sale investments (c)	2,131	1,702
Receivables and payables and other assets/liabilities valued at amortized cost
Trade receivables and other (d)	28,727	(277)		27,573	(116)
Financing receivables (a)	1,791	1		2,763	108
Trade payables and other (e)	23,775	28		23,807	(188)
Financing payables (a)	25,560	(844)		25,891	(1,201)
Net assets (liabilities) for hedging derivatives (f)	(202)	(501)	(198)	(470)	(497)	(167)

(a)		Income or expense were recognized in the profit and loss account within "Finance income (expense)".
(b)	i	In the profit and loss account, economic effects were recognized as income within "Other operating income (loss)" for euro 286 million (loss for euro 96 million in 2013) and as income within "Finance income (expense)" for euro 162 million (expense for euro 92 million in 2013).
(c)		Income was recognized as expense in the profit and loss account within "Income (expense) from investments" for euro 60 million (income for euro 2,158 million in 2013).
(d)		In the profit and loss account, economic effects were essentially recognized as expense within "Purchase, services and other" for euro 464 million (expense for euro 311 million in 2013) (impairments net of reversal) and as income for euro 348 million within "Finance income (expense)" (income for euro 34 million in 2013) (exchange rate differences at year-end and amortized cost).
(e)		In the profit and loss account, exchange differences arising from accounts denominated in foreign currency and translated into euro at year end were primarily recognized within "Finance income (expense)".
(f)	i	In the profit and loss account, income or expense were recognized within "Net sales from operations" and "Purchase, services and other" as expense for euro 356 million (expense for euro 526 million at December 31, 2013) and as expense within "Finance income (expense)" for euro 141 million (income for euro 25 million in 2013) (time value component).

Disclosures about the offsetting of financial instruments
The table below summarizes the disclosures about the offsetting of financial instruments.

(euro million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities

December 31, 2013
Financial assets
Trade and other receivables	30,285	1,395	28,890
Other current assets	1,620	295	1,325
Other non-current assets	3,711	35	3,676
Financial liabilities
Trade and other liabilities	25,096	1,395	23,701
Other current liabilities	1,741	304	1,437
Other non-current liabilities	2,285	26	2,259
December 31, 2014
Financial assets
Trade and other receivables	29,667	1,066	28,601
Other current assets	7,639	3,254	4,385
Other non-current assets	3,329	556	2,773
Financial liabilities
Trade and other liabilities	24,769	1,066	23,703
Other current liabilities	7,926	3,437	4,489
Other non-current liabilities	2,658	373	2,285

The offsetting of financial assets and liabilities of euro 4,876 million (euro 1,725 million at December 31, 2013) related to assets and liabilities for financial derivatives pertaining to Eni Trading & Shipping SpA for euro 3,810 million (euro 641 million at December 31, 2013) and to the offsetting of receivables and debts pertaining to the Exploration & Production segment towards state entities for euro 1,066 million (euro 1,084 million at December 31, 2013).

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

Financial instruments measured at fair value in the balance sheet as of at December 31, 2014, were classified as follows: (i) level 1 “Quoted financial assets held for trading”, “Financial assets available for sale”, “Inventories - Certificates and emission rights”, “Derivatives - Futures” and “Other investments” measured at fair value; and (ii) level 2 “Non-quoted financial assets held for trading”, “Derivative financial instruments other than futures” included in “Other current assets”, “Other non-current assets”, “Other current liabilities” and “Other non-current liabilities”.

During the 2014, there were no transfers between the different hierarchy levels of fair value.

The table below summarizes the amount of financial instruments measured at fair value:

(euro million)	Note	Dec. 31, 2013	Dec. 31, 2014

Level 1	Level 2	Level 1	Level 2

Current assets
Quoted financial assets held for trading	(9)	4,461		5,024
Non-quoted financial assets held for trading	(9)		543
Financial assets available for sale	(10)	235		257
Inventories - Certificates and emission rights	(12)	22		34
Derivatives - Future	(15)	64		4
Cash flow hedge derivatives	(15)		14		41
Non-hedging and trading derivatives	(15)		654		3,254
Non-current assets
Other investments valued at fair value	(19)	2,770		1,744
Other investments valued at fair value held for sale	(33)		2,131
Cash flow hedge derivatives	(22)		6
Non-hedging derivatives	(22)		256		196
Current liabilities
Derivatives - Futures	(27)	12		81
Cash flow hedge derivatives	(27)		213		510
Non-hedging and trading derivatives	(27)		770		3,520
Non-current liabilities
Cash flow hedge derivatives	(32)		1
Non-hedging derivatives	(32)		282		143

Legal Proceedings

Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will likely not have a material adverse effect on Eni’s Consolidated Financial Statements.

A description of the most significant proceedings currently pending is provided in the following paragraph. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment, health and safety

1.1 Criminal proceedings in the matters of environment, health and safety

(i) Fatal accident Truck Center Molfetta - Prosecuting body: Public Prosecutor of Trani. On May 11, 2010, Eni SpA, eight employees of the Company and a former employee were notified of closing of the investigation into alleged manslaughter, grievous bodily harm and illegal disposal of waste materials in relation to a fatal accident occurred in March 2008 that caused the death of four workers deputed to the cleaning of a tank car owned by a company part of the Italian Railways Group. The tank was used for the transportation of liquid sulphur produced by Eni in the Refinery of Taranto. On December 5, 2011, the Judge pronounced an acquittal sentence for the individuals involved and for Eni SpA, as the indictment is groundless. The first hearing of the appeal filed by the Public Prosecutor has yet to be scheduled.

(ii) Syndial SpA (company incorporating EniChem Agricoltura SpA - Agricoltura SpA in liquidation - EniChem Augusta Industriale Srl - Fosfotec Srl) - Proceeding about the industrial site of Crotone. A criminal proceeding is pending before the Public Prosecutor of Crotone relating to allegations of environmental disaster, poisoning of substances used in the food chain and omitted clean-up due to the activity at a landfill site which was taken over by Eni’s subsidiary in 1991 following the divestment of an industrial complex by Montedison (now Edison SpA). The landfill site had been filled with industrial waste from Montedison activities till 1989 and then no additional waste was discharged there. Eni’s subsidiary carried out the clean-up of the landfill in 1999 through 2000. The defendants are certain managers at Eni’s subsidiaries which have owned and managed the landfill since 1991. An assessment was performed by independent consultants and the proceeding is still pending.

(iii) Eni SpA - Gas & Power Division - Industrial site of Praia a Mare. Based on complaints filed by certain offended persons, the Public Prosecutor of Paola started an enquiry about alleged diseases related to tumors which those persons contracted on the workplace. Those persons were employees at an industrial complex owned by a Group subsidiary many years ago. On the basis of the findings of independent appraisal reports, in the course of 2009 the Public Prosecutor resolved that a number of ex-manager of that industrial complex would stand trial. In the preliminary hearing held in November 2010, 189 persons entered the trial as plaintiff; while 107 persons were declared as having been offended by the alleged crime. The plaintiffs have requested that both Eni and Marzotto SpA would bear civil liability. However, compensation for damages suffered by the offended persons has yet to be determined. Upon conclusion of the preliminary hearing, the Public Prosecutor resolved that all defendants would stand trial for culpable manslaughter, culpable injuries, environmental disaster and negligent conduct about safety measures on the workplace. Following a settlement agreement with Eni, Marzotto SpA entered settlement agreements with all plaintiffs, except for the local administrations. On December 19, 2014, the Tribunal issued an acquittal sentence for all defendants, as the indictment was found groundless. The next step will be the filing of the outcomes of the judgment.

(iv) Syndial SpA and Versalis SpA - Porto Torres dock - Prosecuting body: Public Prosecutor of Sassari. In July 2012, the Judge for the Preliminary Hearing, following a request of the Public Prosecutor of Sassari, requested the performance of a probationary evidence relating to the functioning of the hydraulic barrier of Porto Torres site (ran by Syndial SpA) and its capacity to avoid the dispersion of contamination released by the site in the near portion of sea. Syndial SpA and Versalis SpA have been notified that its chief executive officers and other managers are being investigated. The Public Prosecutor of the Municipality of Sassari requested that the above mentioned individuals would stand trial. The Judge for preliminary investigation authorized that the two Eni’s subsidiaries would be arraigned to compensate any possible damage in connection with the proceeding. The proceeding is still pending.

(v) Syndial SpA - Public Prosecutor of Gela. An investigation before the Public Prosecutor of Gela is pending regarding a number of former Eni employees. In particular, the proceeding involves 17 former managers of the companies ANIC SpA, EniChem SpA, EniChem Anic SpA, Anic Agricoltura SpA, Agip Petroli SpA and Praoil Aromatici e Raffinazione Srl who were previously in charge of conducting operations and granting security at a plant for the production of chlorine and caustic soda in Gela. The proceeding regards alleged crimes of culpable manslaughter and grievous bodily harm related to the death of 12 former employees and alleged diseases which those persons may have contracted at the above mentioned plant. Alleged crimes relate to the period from 1969, when the plant commenced operations till 1998 when the plant was shut down and clean-up activities were performed. The Public Prosecutor requested the performance of a medico-legal appraisal on over 100 people that were employed at the above mentioned plant. This appraisal was performed by independent consultants designated by the Judge for preliminary investigation and did not find any evidence that the various diseases which underwent the medical appraisal could be directly linked to the exposure to emissions related to the production of chlorine and caustic soda. The consultants also found that production activities were in compliance with applicable laws and regulations on health and safety. The outcomes of the assessment are being assessed by the Public Prosecutor.

(vi) Seizure of areas located in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria - Prosecuting body: Public Prosecutor of Castrovillari. Certain areas owned by Eni in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria have been seized by the Judicial Authority pending an investigation about an alleged improper handling of industrial waste from the processing of zinc ferrites at the industrial site of Pertusola Sud, alleged illegally stored. The circumstances under investigation are the same considered in a criminal action for alleged omitted clean-up which was concluded in 2008 without any negative outcome on part of Eni’s employees. Eni’s subsidiary Syndial SpA has removed any waste materials from the landfills and Syndial entered into an agreement with the Municipality of Cerchiara to settle all damages caused by the unauthorized waste disposal in the landfills to the territory of the Municipality. The Municipality of Cerchiara renounced all claims in relation to the circumstances investigated in the criminal proceeding. Eni’s subsidiary has also arranged a similar transaction with the Municipality of Cassano. Syndial is performing clean-up and remediation activities. The criminal proceeding is still pending.

(vii) Syndial SpA - Proceeding on the asbestos at the Ravenna site. A criminal proceeding is pending before the Tribunal of Ravenna about the crimes of culpable manslaughter, injuries and environmental disaster which would have been allegedly committed by former Syndial employees at the site of Ravenna. The site was taken over by Syndial following a number of corporate mergers and acquisitions. The alleged crimes date back to 1991. In the proceeding there are 75 affected victims. The plaintiffs include relatives of the alleged victims and various local administrations and other institutional bodies, including local trade unions. The advocacy of Syndial claimed the statute of limitation about the instance of environmental disaster for certain instances of diseases and deaths. On February 6, 2014 the Judge for the Preliminary Hearing at Ravenna decided that all defendants would stand trial and ascertained the statute of limitation only with reference to certain instances of crime of culpable injury. The proceeding is entering the hearing phase.

1.2 Civil and administrative proceedings in the matters of environment, health and safety

(i) Syndial SpA (former EniChem SpA) - Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore - Prosecuting body: Ministry of the Environment. In May 2003, the Ministry of the Environment summoned Syndial (former EniChem) to obtain a sentence condemning the Eni subsidiary to compensate an alleged environmental damage caused by the activity of the Pieve Vergonte plant in the years 1990 through 1996. With a temporarily executive sentence dated July 3, 2008, the District Court of Turin sentenced the subsidiary Syndial SpA to compensate environmental damages amounting to euro 1,833.5 million, plus legal costs that accrued from the filing of the decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely groundless as the sentence lacks sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. Based on these technical-legal advices which is also supported by external accounting consultants, no provisions have been made with respect to the proceeding. In July 2009, Syndial filed an appeal against the above mentioned sentence, and consequently the proceeding continued before a second degree court. In the hearing of June 15, 2012, before the Second Degree Court of Turin, the Minister of the Environment, formalized trough the Board of State Lawyers its decision to not enforce the sentence until a final verdict on the matter is reached. The Second Degree Court requested Syndial to stand as defendant and then requested a technical appraisal of the matter. This technical appraisal was favorable to Syndial; however such outcome was questioned by the Board of State Lawyers. The Appeal court of Turin summoned the parties and indicated in the subpoena an interpretation of the environmental damage which seemed to mirror the position of the Eni’s subsidiary.

(ii) Action commenced by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of environmental damage. The Municipality of Carrara commenced an action before the Court of Genoa requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of environmental damage (amounting to euro 139 million), further damages of various types (e.g. damage to the natural beauty of this site) amounting to euro 80 million, as well as damages relating to loss of profit and property amounting to approximately euro 16 million. This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry for the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. With a sentence of March 2008, the Court of Genoa rejected all claims made by the Municipality of Carrara and the Ministry for the Environment. The Second Instance Court also confirmed the decision issued in the first judgment and rejected all the claims made by the plaintiffs. The Ministry for the Environment filed an appeal before a third instance court on the belief that Syndial is to be held responsible for the environmental damage as the Eni subsidiary took over the site from the previous owners assuming all existing liabilities; it was responsible for managing the plant and inadequately remediating the site after the occurrence of an incident in 1984 and for omitted clean-up. Syndial established itself as defendant.

(iii) Ministry for the Environment - Augusta harbor. The Italian Ministry for the Environment with various administrative acts required companies that were running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Versalis, Syndial and Eni Refining & Marketing Division. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. The above mentioned companies opposed said administrative actions, objecting in particular to the way in which remediation works have been designed and modes whereby information on pollutants concentration has been gathered. A number of administrative proceedings were started on this matter, which were reunified before the Regional Administrative Court of Catania. In October 2012, said Court ruled in favor of Eni’s subsidiaries against the Ministry prescriptions about the removal of pollutants and the construction of a physical barrier. The proceeding is still pending.

(iv) Claim for preventive technical inquiry - Court of Gela. In February 2012, Eni’s subsidiaries Raffineria di Gela SpA and Syndial SpA and the parent company Eni SpA (involved in this matter through the operations of the Refining & Marketing Division) were notified of a claim issued by 18 parents of children born malformed in the Municipality of Gela between 1992 and 2007. The claim for preventive technical inquiry aims at verifying the relation of causality between the malformation pathologies suffered by the children of the plaintiffs and the environmental pollution caused by the Gela site (pollution deriving from the existence and activities at the industrial plants of the Gela Refinery and Syndial SpA), quantifying the alleged damages suffered and eventually identifying the terms and conditions to settle the claim. In any case, the same issue was the subject of previous criminal proceedings, of which one closed without ascertainment of any illicit behavior on part of Eni or its subsidiaries, while a further criminal proceeding is still pending. A technical appraisal of the matter is pending.

(v) Environmental claim relating to the Municipality of Cengio - Plaintiffs: the Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio. The Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio summoned Eni’s subsidiary Syndial before a Civil Court and sentenced the Eni’s subsidiary to compensate for the environmental damage relating to the site of Cengio. The plaintiffs accused Syndial of negligence in performing the clean-up and remediation of the site. On the contrary, Syndial believes they have executed the clean-up work properly and efficiently in accordance with the framework agreement signed with the involved administrations including the Ministry of the Environment in 2000. On February 6, 2013, a Court in Genoa ruled the resumption of the proceeding and established a technical appraisal to verify the existence of the environmental damage. Following failed attempts to define a settlement agreement of the matter among the involved parties, the Judge resumed the trial.

(vi) Syndial SpA and Versalis SpA - Porto Torres - Prosecuting body: Public Prosecutor of Sassari. The Public Prosecutor of Sassari (Sardinia) resolved that a number of officers and senior managers of companies engaging in petrochemical operations at the site of Porto Torres, including the manager responsible for plant operations of the Company’s fully-owned subsidiary Syndial, would stand trial due to allegations of environmental damage and poisoning of water and crops. The Province of Sassari, the Municipality of Porto Torres and other entities have been acting as plaintiffs. The Judge for the Preliminary Hearing admitted as plaintiffs the above mentioned parts, but based on the exceptions issued by Syndial on the lack of connection between the action as plaintiff and the charge, denied that the claimants would act as plaintiff with regard to the serious pathologies related to the existence of poisoning agents in the marine fauna of the industrial port of Porto Torres. The trial before a jurisdictional body of the Italian criminal law which is charged with judging the most serious crimes, was annulled as that jurisdictional body did not recognize the gravity elements justifying its judgment due to a different crime allegation in the notice of conclusion of the preliminary investigation with respect to the crime allegation presented in the request of trial filed by the Public Prosecutor. In February 2013, the Prosecutor of Sassari has notified the conclusion of preliminary investigations and requested a new imputation for negligent behavior instead of illicit conduct. In the conclusions of the preliminary hearing, the GUP of Sassari dismissed the accusation as a result of the statute of limitations. The Public Prosecutor filed an appeal before a Third Instance Court.

(vii) Kashagan. On March 7, 2014, the Atyrau Region Environmental Department (ARED) launched a series of civil claims against the Consortium developing the Kashagan field. These proceedings allege to certain emissions associated with gas flaring occurring during commissioning have resulted in infringements of environmental laws and environmental damages. The aggregate value of the civil claims is approximately $730 million (KZT 134 billion), of which Eni’s share would be approximately $123 million (KZT 22.5 billion). The Kashagan project’s consortium disputes these allegations. In 2014, the Consortium paid part of the claim amounting to $55 million (KZT 8.5 billion), $9 million being Eni’s share (KZT 1.4 billion) and commenced a legal dispute before a Kazakh court. Also considering a settlement agreement defined between the Consortium and the Kazakh Republic in December 2014, the Consortium is expecting that the amount of the claim will be significantly reduced and will not be higher than the amount already paid in 2014.

(viii) Syndial SpA and Versalis SpA - Summon for alleged environmental damage caused by illegal waste disposal in the municipality of Melilli (Sicily). In May 2014, the Municipality of Melilli summoned Eni’s subsidiaries Syndial, Versalis and SMA.RI Srl for the environmental damage allegedly caused by carrying out illegal waste disposal activities and unauthorized landfill. In particular, the arraignment concerns the responsibilities of Syndial and Versalis for the production of waste, acting in quality of commissioners, because the source of the dangerous waste (in particular, the waste with high mercury concentration and railway sleepers no longer in use) would have been allegedly traced back to the Priolo and Gela industrial sites that are managed by the above mentioned Eni’s subsidiaries. This proceeding is part of a larger criminal procedure which took place in 2001-2003 with regard to the so-called “the Red Sea case”. Such waste would have been illegally disposed at the SMA.RI’s unauthorized landfill (this landfill is located about 2 kilometers from the town of Melilli). The damage is estimated at euro 500 million or another amount which will be defined during the trial. The proceeding is still pending.

2. Court inquiries and of other Regulatory Authorities

(i) Fos Cavaou. An arbitration proceeding before the International Chamber of Commerce of Paris between the client company Société du Terminal Méthanier Fos Cavaou (now FOSMAX LNG) and the contractor STS – a French consortium participated by Saipem SA (50%), Technimont SpA (49%) and Sofregaz SA (1%) – is pending. The memorandum filed by FOSMAX LNG supporting the arbitration proceeding claimed the payment of euro 264 million for damage payment, delay penalties and costs incurred for the termination of the works. Approximately euro 142 million of the total amount requested related to loss of profit, which is an item that cannot be compensated based on the existing contractual provisions with the exception of fraudulent and serious culpable behavior. STS filed counterclaim for a total amount of approximately euro 338 million as damage repayment due to the alleged excessive interference of FOSMAX LNG in the execution of the works and payment of extra works not recognized by the client. Both parties filed their memoranda. The arbitrators issued a final ruling on February 13, 2015 and established that FOSMAX LNG would pay an amount of euro 69.8 million to the STS consortium, including interest accrued over the period. Saipem’s share of the award is 50%.

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

(iii) Reorganization procedure of Alitalia Linee Aeree Italiane SpA under extraordinary administration. On January 23, 2013, the Italian airline company Alitalia which was undergoing a reorganization procedure, summoned Eni, Exxon Italia and Kuwait Petroleum Italia SpA before the Court of Rome, to obtain a compensation for alleged damages caused by a presumed anti competitive behavior on part of the three petroleum companies in the supply of jet fuel in the years 1998 through 2009. The claim was based on a deliberation filed by the Italian Antitrust Authority on June 14, 2006. The antitrust deliberation accused Eni and other five petroleum companies of anti competitive agreements designed to split the market for jet fuel supplies and blocking the entrance of new players in the years 1998 through 2006. The antitrust findings were substantially endorsed by an administrative court. Alitalia has made a claim against the three petroleum companies jointly and severally presenting two alternative ways to assess the alleged damages. A first assessment of the overall damages amounted to euro 908 million. This was based on the presumption that the anti competitive agreements among the defendants would have prevented Alitalia from autonomously purchasing supplies of jet fuel in the years when the existence of the anti competitive agreements were ascertained by the Italian Antitrust Authority and in subsequent years until Alitalia ceased to operate airline activity. Alitalia asserts the incurrence of higher supply costs of jet fuel of euro 777 million excluding interest accrued and other items which add to the lower profitability caused by a reduced competitive position in the marketplace estimated at euro 131 million. An alternative assessment of the overall damage made by Alitalia stands at euro 395 million of which euro 334 million of higher purchase costs for jet fuel and euro 61 million of lower profitability due to the reduced competitive position on the marketplace. The proceeding of first instance is at a preliminary stage, as a number of pre-trial issues have caused a substantial delay.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity Gas and Water and of other Regulatory Authorities

(i) Investigation by the Italian Antitrust about Eni’s determination of Italian market share of the Italian gas wholesale market. On August 1, 2014, the Italian Antitrust commenced an investigation to review Eni’s determination about its share of Italian gas wholesaler market. This market share must comply with certain limits set by the Italian Law Decree No. 130/2010 and the relevant determination was filed with the Antitrust in May 2014. In case Eni filed an unfair determination of the market share it might be fined. In addition, in case Eni’s market share in the Italian wholesaler gas sector exceeds the regulatory thresholds, the Italian Antitrust might open a competitive procedure whereby the Company is obliged to dispose of certain gas volumes (the so-called gas release) in accordance with terms and conditions established by the Italian Ministry for Economic Development and the Italian Authority for Electricity Gas and Water.

(ii) Consob decision No. 18949 of June 18, 2014. With decision No. 18949 of June 14, 2014 the Italian commission for securities and exchange (Consob) fined Eni’s subsidiary Saipem by an amount of euro 80,000 in connection with alleged delay in issuing the profit warning which was disseminated by Saipem on January 29, 2013. A second degree court in Milan confirmed Consob decision. Saipem is planning to file recourse before a third degree court. In connection with those allegations of delay in issuing a profit warning, certain shareholders and former shareholders expressed their intention to file a complaint seeking possible damages. Saipem believes that those claims are groundless.

4. Court inquiries

(i) EniPower SpA. In June 2004, the Milan Public Prosecutor commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court served EniPower (the commissioning entity) and Snamprogetti (now Saipem SpA) (contractor of engineering and procurement services) with notices of investigation in accordance with Legislative Decree No. 231/2001 that establishes that companies are liable for the crimes committed by their employees who acted on behalf of the employer. In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing. In the preliminary hearing related to the main proceeding on April 27, 2009, the Judge for the Preliminary Hearings requested all the parties that have not requested the plea-bargain to stand in trial, excluding certain defendants as a result of the statute of limitations. During the hearing on March 2, 2010, the Court confirmed the admission as plaintiffs of Eni SpA, EniPower SpA and Saipem SpA against the inquired parts under the provisions of Legislative Decree No. 231/2001. Further employees of the companies involved were identified as defendants to account for their civil responsibility. In September 2011, the Court of Milan found that nine persons were guilty for the above mentioned crimes. In addition, they were sentenced jointly and severally to the payment of all damages to be assessed through a dedicated proceeding and to the reimbursement of the proceeding expenses incurred by the plaintiffs. The Court also resolved to dismiss all the criminal indictments for 7 employees, representing some companies involved as a result of the statute of limitations while the trial ended with an acquittal of 15 individuals. In relation to the companies involved in the proceeding, the Court found that 7 companies are liable based on the provisions of Legislative Decree No. 231/2001, imposing a fine and the disgorgement of profit. Eni SpA and its subsidiaries, EniPower and Saipem which took over Snamprogetti, acted as plaintiffs in the proceeding also against the mentioned companies. The Court rejected the position as plaintiffs of the Eni Group companies, reversing a prior decision made by the Court. This decision may have been made on the basis of a pronouncement made by a Supreme Court which stated the illegitimacy of the constitution as plaintiffs made against any legal entity which is indicted under the provisions of Legislative Decree No. 231/2001. The Court filed the ground of the judgment in December 19, 2011. The condemned parties filed an appeal against the above mentioned decision. The Appeal Court issued a ruling which substantially confirmed the first-degree judgment except for the fact that it ascertained the statute of limitation with regard to certain defendants. An appeal is still pending before a third degree court.

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

The proceedings in the United States: following an investigation that lasted several years, in 2010 the Department of Justice and the SEC entered into settlements with each of the TSKJ Consortium members. In particular, in July 2010, Snamprogetti Netherlands BV entered into a deferred prosecution agreement with the DoJ, consented to the filing of criminal information, and agreed to pay a fine of $240 million. In addition, Snamprogetti Netherlands BV and Eni reached an agreement with the SEC to resolve the investigation and jointly agreed to pay disgorgement to the SEC of $125 million. All amounts due to the U.S. Authorities were paid by Eni in accordance with the indemnity granted by Eni in connection with its sale of Snamprogetti to Saipem. Following the two-year period set out in the deferred prosecution agreement, in September 2012, the DoJ dismissed the criminal information filed against Snamprogetti Netherlands BV, thereby dismissing the criminal proceeding against Snamprogetti Netherlands BV.

The proceedings in Italy: the events under investigation covered the period since 1994 and also concerned the period of time subsequent to the June 8, 2001, enactment of Italian Legislative Decree No. 231 concerning the liability of legal entities. The proceeding set by the Public Prosecutor of Milan investigated Eni SpA and Saipem SpA for liability of legal entities arising from offences involving alleged international corruption charged to former managers of Snamprogetti SpA. The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corp and its subsidiaries. Subsequently, the Public Prosecutor of Milan, with respect to the guarantee payment amounting to euro 24,530,580 even in the interest of Saipem SpA, renounced to contest the decision of rejection of precautionary measures of disqualification for Eni SpA and Saipem SpA. The charged crimes involved alleged corruptive events that have occurred in Nigeria after July 31, 2004. It is also stated the aggravating circumstance that Snamprogetti SpA reported a relevant profit (estimated at approximately $65 million). The Public Prosecutor requested five former employees of Snamprogetti SpA (now Saipem) and Saipem SpA (as legal entity incorporating Snamprogetti) to stand trial. In the course of the proceeding, the Court dismissed the case with respect to the position of the individuals who were acting as defendants for the expiration of the statute of limitations while the proceeding continued for Saipem SpA. Afterwards, the Court condemned Saipem SpA to pay a fine amounting to euro 600,000 and the disgorgement of the guarantee payment of euro 24,530,580, made by Snamprogetti Netherlands BV. Saipem filed an appeal against the sentence issued by the First Instance Court. The Appeal Court confirmed the first degree sentence on February 19, 2015. The Eni’s subsidiary is planning to file recourse with a third degree court. Eni accrued a provision in respect to this proceeding.

(iii) Algeria - Corruption investigation. Authorities in Italy and in other countries are investigating allegations of corrupt payments in connection with the award of certain contracts to Saipem. On February 4, 2011, Eni received from the Public Prosecutor of Milan an information request pursuant to Article 248 of the Italian Code of Criminal Procedure. The request related to allegations of international corruption and pertained to certain activities performed by Saipem Group companies in Algeria (in particular the contract between Saipem and Sonatrach relating to the construction of the GK3 gas pipeline and the contract between Galsi, Saipem and Technip relating to the engineering of the ground section of a gas pipeline). For that reason, the notification was forwarded by Eni to Saipem. The crime of international corruption is among the offenses contemplated by Legislative Decree of June 8, 2001, No. 231, relating to corporate responsibility for crimes committed by employees which provides fines and interdictions to the company and the disgorgement of profit. Saipem promptly began to collect documentation in response to the requests of the Public Prosecutor. The documents were produced on February 16, 2011. Eni also filed documentation relating to the MLE project (in which the Eni’s Exploration & Production Division participates) even if not required, with respect to which investigations in Algeria are ongoing. On November 22, 2012, the Public Prosecutor of Milan served Saipem a notice stating that it had commenced an investigation for alleged liability of the company for international corruption in accordance to Article 25, second and third paragraph of Legislative Decree No. 231/2001. Furthermore, the Prosecutor requested the production of certain documents relating to certain activities in Algeria. Subsequently, on November 30, 2012, Saipem was served a notice of seizure, then, on December 18, 2012, a request for documentation and finally, on January 16, 2013, a search warrant was issued, in order to acquire further documentation in particular relating to certain intermediary contracts and sub-contracts entered into by Saipem in connection with its Algerian business. The investigation relates to alleged corruption which, according to the Public Prosecutor, had occurred with regard to certain contracts awarded to Saipem in Algeria up until March 2010. The former CEO of Saipem, who was resigned from the office at the end of 2012, and the former COO of the business unit Engineering & Construction of Saipem, who was fired at the beginning of 2013, as well as other Saipem employees and former employees are under investigation. On February 7, 2013, on mandate from the Public Prosecutor of Milan, the Italian financial police visited Eni’s headquarters in Rome and San Donato Milanese and executed searches and seized documents relating to Saipem’s activity in Algeria. On the same occasion, Eni was served a notice that an investigation had commenced in accordance with Article 25, third and fourth paragraph of Legislative Decree No. 231/2001 with respect to Eni, Eni’s former CEO, Eni’s former CFO, and another senior manager. Eni’s former CFO had previously served as Saipem’s CFO including during the period in which alleged corruption took place and before being appointed as CFO of Eni. He departed from Eni in connection with the bribery investigation. Saipem, which is fully cooperating with the Judicial Authority since the beginning of the investigation, has also promptly undertaken management and administrative changes. Saipem has commenced an internal investigation in relation to the contracts in question with the support of external advisors; such internal investigation is conducted in agreement with the statutory bodies deputed to the Company’s control. In addition, in the course of 2013, Saipem has completed a review aimed at verifying the correct application of internal procedures and controls relating to anti-corruption and prevention of illicit activities, with the assistance of external consultants. Saipem provided the Judicial Authority and Eni with the findings of its internal review; Eni was informed in view of exercising its control and coordination with respect to the subsidiary. Moreover, Saipem’s Board resolved to initiate legal action to protect the interests of the Company against certain former employees and suppliers, reserving any further action if additional factors emerge. Eni, albeit denying any involvement in the matter, has commenced an internal investigation with the assistance of external consultants, in addition to the review activities performed by its audit and internal control departments and a dedicated team to the Algerian matters. To date, subject further investigation if necessary, the following preliminary results have been reached: (i) the review of the documents seized by the Milan prosecutors and the examination of internal records held by Eni’s global procurement department have not found any evidence that Eni entered into intermediary or any other contractual arrangements with the third parties involved in the prosecutors’ investigation; the brokerage contracts, that have identified, were signed by Saipem or its subsidiaries or predecessor companies; and (ii) the internal review made on a voluntary basis of the MLE project, the only project that Eni understands to be under the prosecutors’ investigation where the client is an Eni Group company. That review has not found evidence that any Eni employee engaged in wrongdoing in connection with the award to Saipem of two main contracts to execute the project (EPC and Drilling). The findings of Eni’s internal review have been provided to the Judicial Authority in order to reaffirm Eni’s willingness to fully cooperate. Furthermore, with the assistance of external consultants, Eni has been reviewing the extent of its operating control over Saipem with regard to both legal and accounting and administrative issues. The findings of the review performed have confirmed the autonomy of Saipem from the parent company. On October 24, 2014, Eni SpA and Saipem SpA received a request of probationary evidence by the Prosecutor of Milan relating to for the examination of two defendants: the former Chief Operating Officer of the Business Unit Engineering & Construction of Saipem and the former President and General Manager of Saipem Contracting Algérie. The hearing for admitting the evidence to be used in the trial was held in December 2014. On January 14, 2015, the Public Prosecutor of Milan notified the conclusion of preliminary investigations towards Eni, Saipem and eight persons (including, the former CEO and CFO of Eni and the Chief Upstream Officer of Eni who was responsible for Eni Exploration & Production activities in North Africa at the time of the events under investigation). The Public Prosecutor of Milan has issued a notice for alleged international corruption against all defendants (including Eni and Saipem on the base of the provisions of Legislative Decree No. 231/2001) in connection with the entry into intermediary contracts by Saipem in Algeria. Furthermore, some of the defendants (including the former CEO and CFO of Eni and the Chief Upstream Officer of Eni) were accused of tax offense for fraudulent misrepresentation in relation to the accounting treatment of these contracts for the fiscal years 2009 and 2010. Having acquired the actions of the court filed in relation to the request of probationary evidence, the minutes of the hearing and the documents filed for the conclusion of the preliminary investigation, Eni has requested its consultants to perform additional analysis and investigation, the results of which will be provided to the competent Judicial Authorities. On February 5, 2015, the Investigative Tax Police of Milan started a tax audit against Saipem in relation to: (i) matters arising the relevant aspects resulted from the criminal proceeding with respect to the tax years from January 1, 2008 to December 31, 2010; and (ii) economic transactions with non-EU companies operating in countries with privileged tax regimes for to the tax year 2010. The prosecutor has filed the request for trial for all the defendants of the crimes listed above. Eni has contacted the U.S. Authorities – the DoJ and the U.S. SEC – in order to voluntary inform them about this matter, considering the developments in the Italian prosecutors’ investigations since the end of 2012. Following this informal contact between Eni and the U.S. Authorities, both the U.S. SEC and the DoJ have started their own investigations regarding this matter. Eni has furnished various information and documents, including the findings of its internal reviews, in response to formal and informal requests. Investigations are also ongoing in Algeria in relation to the assignment of the contract GK3 from Sonatrach (the so-called “Sonatrach 1” investigation) where the bank accounts of a Saipem’s subsidiary, Saipem Contracting Algérie SpA, have been blocked by the Algerian Authorities with a balance equivalent to about euro 90 million at current exchange rates. Those bank accounts related to two ongoing projects in Algeria. In 2012, a notice of investigation was served to Saipem Contracting Algérie SpA. The company is alleged to have taken advantage of the Authority or influence of representatives of a government owned industrial and trading company in order to inflate prices in relation to a contract (GK3) awarded by said company. In January 2013, the Judicial Authority in Algeria ordered Saipem’s Algerian subsidiary to stand trial and reaffirmed the blockage of the above mentioned bank accounts. Saipem Contracting Algérie SpA has lodged an appeal against this decision before the Supreme Court which reaffirmed the blockage of the bank accounts. The proceeding started on March 15, 2015 and should be concluded in the course of 2015. Furthermore, also the parent company Saipem is being investigated by the Judicial Authority in Algeria for alleged corrupt payments (the so-called “Sonatrach 2” investigation).

(iv) Iraq - Kazakhstan. A criminal proceeding is pending before the Public Prosecutor of Milan in relation to alleged crimes of international corruption involving Eni’s activities in Kazakhstan regarding the management of the Karachaganak plant and the Kashagan project, as well as handling of assignment procedures of work contracts by Agip KCO. The Company has filed the documents collected and is fully collaborating with the Public Prosecutor. A number of managers and a former manager are involved in the investigation. The above mentioned proceeding has been combined with another (the so-called “Iraq proceeding”) regarding a parallel proceeding related to Eni’s activities in Iraq, disclosed in the following paragraphs. On June 21, 2011, Eni Zubair SpA and Saipem SpA in Fano (Italy) were searched by the Judicial Authorities. The search involved the offices of certain Group employees and of certain third parties in connection with alleged crimes of conspiracy and corruption as part of the “Jurassic” project in Kuwait. Particularly, the alleged crimes would have been committed in order to illicitly influence the award of a construction contract outside Italy where Eni was the commissioning entity. Considering the claims of the Public Prosecutor, Eni and Saipem believed that they were damaged by the crimes committed by their employees. Eni considered those employees to have breached the Company’s Code of Ethics. In spite of this, Eni SpA and Saipem SpA were notified of being under investigation pursuant to the Legislative Decree No. 231/2001 which establishes the liability of entities for the crimes committed by their employees. Eni SpA was notified by the Public Prosecutor of a request of extension of the preliminary investigations that has led up to the involvement of another employee, as well as other suppliers in the proceeding. The Public Prosecutor of Milan requested Eni SpA to be debarred for one year and six months from performing any industrial activities involving the production sharing contract of 1997 with the Republic of Kazakhstan and in the subsequent administrative or commercial arrangements, or the prosecution of the mentioned activities under the supervision of a commissioner pursuant to Article 15 of the Legislative Decree No. 231 of 2001. On July 16, 2013, the Judge for Preliminary Investigation rejected the request for precautionary measures requested by the Public Prosecutor of Milan, because it considered the request groundless. The Public Prosecutor promptly appealed the decision before a higher degree court. After the appeal hearing, on October 21, 2013 such court rejected the appeal filed by the Public Prosecutor. The Re-examination Court rejected the appeal with judgment upon the merits due to the lack of serious evidence against Eni, accepting the defense arguments for which Eni suffered severe damages as a consequence of poor performances of some suppliers involved in the Kashagan project. In addition, the Court declared the lack of precautionary requirements considering the reorganization of the activities in Kazakhstan and taking into account of the initiatives of internal audit and control promptly adopted by Eni. The Public Prosecutor’s office did not appeal against the sentence of the Re-examination

Court. Also based on this decision, on March 13, 2014, the Eni legal team requested to the Public Prosecutor to dismiss the proceeding.

(v) Alleged international corruption in the acquisition of Block OPL 245 Nigeria - Prosecuting body: Public Prosecutor in Milan. On July 2, 2014, the Italian Public Prosecutor in Milan served Eni with a notice of investigation relating to potential liability on the part of Eni arising from alleged international corruption, pursuant to Italian Legislative Decree No. 231/2001 whereby companies are liable for the crimes committed by their employees when performing their tasks. According to the notice, the Prosecutor has commenced investigations involving a third party external to the Group and other unidentified persons. As part of the proceeding, Eni was also subpoenaed for documents and other evidence. According to the subpoena, the proceeding was commenced following a claim filed by ReCommon NGO relating to alleged corruptive practices which according to the Prosecutor would have allegedly involved the Resolution Agreement made on April 29, 2011 relating to the Oil Prospecting license of the offshore oilfield that was discovered in Block 245 in Nigeria. Eni is fully cooperating with the Prosecutor and has promptly filed the requested documentation. Furthermore, Eni has reported the matter to the U.S. Department of Justice and the U.S. SEC. Finally, the Eni’s Board of Statutory Auditors jointly with the Eni Watch Structure resolved to engage outside consultants, experts in anti-corruption, to conduct a forensic, independent review of the matter, upon informing the Judicial Authorities. The findings of this review which is ongoing will be promptly provided to the Judicial Authorities. On September 10, 2014, the Public Prosecutor notified Eni of a restraining order issued by a British judge who ruled the seizure of a bank account domiciled at a British bank following a request from the Italian Public Prosecutor. The order was also communicated to certain individuals, including Eni’s CEO and the Chief Development, Operations and Technological Officer, as well as Eni’s former CEO. From the available documents, it was deduced that such Eni’s officers and former officers are under investigation by the Italian Public Prosecutor. During a hearing before a British court, Eni and its current executive officers gave evidence of their non-involvement in this matter regarding the seized bank account. Following the hearing, the Court issued a variation order regarding certain formal issues and reaffirmed its ruling.

(vi) Eni SpA Refining & Marketing Division - Criminal proceedings on fuel excise tax (Criminal proceeding N. 6159/10 RGNR the Italian Public Prosecutor in Frosinone and criminal proceeding No. 7320/14 RGNR the Italian Public Prosecutor in Rome). Two criminal proceedings are currently pending, relating to alleged evasion of excise taxes in the context of the retail sales at the fuel market. In particular, the claim states that the quantity of oil products marketed by Eni was larger than the quantity subjected to the excise tax. The first proceeding, opened by the Public Prosecutor’s Office of Frosinone against a third company (Turrizziani Petroli) purchaser of Eni’s fuel, is still pending in the phase of the preliminary investigation. This investigation was subsequently extended to Eni. The Company has cooperated fully with the proceeding and provided all data and information concerning the performance of the excise tax obligations for the quantities of fuel coming from the storage sites of Gaeta, Naples and Livorno. Eni ensured the best possible collaboration, handing in all the required documentation with promptness. Such proceeding referred to quantities of oil products sold by Eni, allegedly larger than the quantity subjected to the excise tax. After the ending of the investigation, the Fiscal Police from Frosinone, along with the local Customs Agency, in November 2013 issued a claim related to the evasion of the payment of excise taxes in the 2007-2012 periods for euro 1.55 million. In May 2014, the Customs Agency of Rome issued a payment notice relating to the above mentioned claim which was filed by the Fiscal Police and Customs Agency of Frosinone. The Company immediately appealed to the Tributary Commission. The second proceeding, opened by the Public Prosecutor’s Office of Rome, regarded alleged evasion of excise tax payment on the surplus of the unloading products, as quantity of such products was larger than the quantity reported in the supporting fiscal documents. This proceeding represents a development of the first proceeding mentioned above, and substantially concerns similar facts, with however some differences with regard to both the nature of the alleged crimes and the responsibility subjected to verification. In fact, the Public Prosecutor’s Office of Rome has alleged the existence of a criminal conspiracy aimed at the habitual subtraction of oil products at all of the 22 storage sites which are operated by Eni over the national territory. Eni is cooperating with prosecutor in order to defend the correctness of its operation. Moreover, at the Company’s request, the national association of refiners asked the Italian Customs Agency to provide its advice on the correctness of the operating models adopted by Eni. On September 30, 2014, a search was conducted at the office of the former chief operating officer of Eni’s Refining & Marketing Division as ordered by the Rome’s Public Prosecutor. The motivations of the search are the same as the above mentioned proceeding as the ongoing investigations also relates to a period of time when he was in charge of that Eni’s Division. On March 5, 2015, the Prosecutor of Rome ordered a search at all the storage sites of Eni’s network in Italy as part of the same proceeding. The search was intended to verify the existence of fraudulent practices aimed at tampering with measuring systems functional to the tax compliance of excise duties in relation to fuel handling at the storage sites.

5. Tax Proceedings

Italy

(i) Eni SpA - Dispute for the omitted payment of a municipal tax related to oil platforms located in territorial waters in the Adriatic Sea. With a formal assessment presented in December 1999, the Municipality of Pineto (Teramo) claimed Eni SpA omitted payment of a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea which constitute municipal waters. Eni was requested to pay a total of approximately euro 17 million including interest and a fine. Eni filed a counterclaim stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the Municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. However, the Supreme Degree Court overturned both judgments, declaring that a Municipality can consider requesting a tax on real estate in the sea facing its territory and with the decision of February 2005 sent the proceeding to another section of the Regional Tax Commission in order to rule on the matters of the proceeding. This commission requested an independent consultant to assess the tax and technical aspects of the matter. The independent consultant confirmed that Eni’s offshore installations lack any ground to be subject to the municipal tax that was claimed by the local Municipality. Those findings were accepted by the Regional Tax Commission with a ruling made on January 19, 2009. On January 25, 2011, the Municipality notified Eni of an appeal to the Supreme Degree Court for the cancellation of the above mentioned ruling. Also on December 28, 2005, the Municipality of Pineto presented similar claims relating to the same Eni platforms for the years 1999 to 2004. The total amount requested was euro 25 million including interest and penalties. Eni filed a counterclaim which was accepted by the First Degree Judge with a decision of December 4, 2007. Also a second degree court ruled in favor of Eni’s recourses with a sentence filed on June 2012. Terms are pending to file a counterclaim before a third degree court. Similar formal assessments related to Eni oil and gas offshore platforms were presented by the Municipalities of Pedaso, Cupra Marittima and also from 2009 the Gela Municipality.

(ii) Refund of tax surcharge as provided for by Article 3 of the Law No. 7 enacted on February 6, 2009. With the aim of financing infrastructure projects, as provided for by the Treaty of Friendship, Partnership and Cooperation between Italy and Libya signed in 2008, the Law No. 7/2009 introduced a tax surcharge of 4% applicable to the pre-tax profit should the effective tax role is lower than 19%. This tax is payable for the years 2009-2028. In 2009, Eni requested the recognition of the right for tax refund to the relevant courts by objecting to, in particular, an effect of double taxation on the dividends distributed by subsidiaries located in the European Union in contrast to the so-called parent-subsidiary directive. In December 2013, the Second Degree Court recognized the right to Eni to be refunded. The Italian Tax Authority did not appeal against this sentence which, consequently, became final in June 2014. The sentence concerned the right to reimbursement of the first tax installment relating to 2009 for an amount of euro 75 million, approximately. Eni filed an instance to the Italian Revenue Agency requesting the confirmation that for the determination of the tax surcharge, the taxable amount is to be decreased by an amount equal to 95% of the dividends distributed by subsidiaries located in EU. On September 26, 2014, the Italian Revenue Agency confirmed the exclusion of the above mentioned amount of dividends from the taxable base relating to the tax surcharge for the tax declaration yet submitted. Given the positive outcome of the Ruling request, Eni redetermined the tax due for the year 2012 by submitting a supplementary tax statement and the tax surcharge due for the year 2013 according to the new method of calculation. The correctness of the claims already submitted was confirmed for the second tax installment for the year 2009 and for the years 2010 and 2011. The effect through profit and loss was a tax gain of euro 824 million (and interests for approximately euro 40 million) which also includes higher taxes paid in previous years for which the recoverability was assessed in accordance with the international accounting standard IAS 12. In December 2014, the Italian Tax Authority paid the amount requested by Eni for the year 2009.

Outside Italy

(i) Eni Angola Production BV. The tax Authorities of Angola filed a notice of tax assessment in which it claimed the improper deductibility of amortization charges recognized on assets in progress related to the payment of the Petroleum Income Tax that was made by Eni Angola Production BV as partner of the Cabinda concession. The company paid the higher taxes under contestation for the years 2002-2006, requiring the recognition of its position for subsequent years and, accordingly, filed an appeal against this decision. The judgment is still pending before the Supreme Court. Eni accrued a provision with respect to this proceeding.

(ii) Eni’s subsidiary in Indonesia. A tax proceeding is pending against Eni’s subsidiary Lasmo Sanga Sanga Ltd as the Tax Administration of Indonesia has questioned the application of a tax rate of 10% on the profit earned by the local branch. Eni’s subsidiary, which is resident in the United Kingdom for tax purposes, believes that the 10% tax rate is warranted by the current treaty for the avoidance of double taxation. On the contrary, the Tax Administration of Indonesia has claimed the application of the local tax rate of 20%. The greater taxes due in accordance to the latter rate have been disbursed amounting to $148 million including interest expense. Eni’s subsidiary has filed an appeal to the relevant tax authorities and accrued a provision with respect of this proceeding.

6. Settled legal proceedings

(i) Inquiries in relation to alleged anti competitive agreements in the area of elastomers. On November 29, 2006, the European Commission claimed alleged anti competitive agreements in the field of BR and ESBR elastomers and fined Eni and its subsidiary Versalis SpA (former Polimeri Europa SpA) for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance which reduced the above mentioned fine to the amount of euro 181.5 million. This amount was accrued in Eni’s Consolidated Financial Statements in a previous reporting period and subsequently paid to the European Commission. The proceeding has been terminated. With regard to the alleged anti competitive practices in the sector of CR elastomers, in December 2012, the First Instance Court of the European Union reduced to euro 106 million the fine imposed to Eni and its subsidiary Polimeri Europa from the original amount of euro 132.16 million sanctioned on December 5, 2007. A recent sentence of the European Justice Court reaffirmed the reduced amount of the fine thus terminating this proceeding. The amount was accrued in Eni’s Consolidated Financial Statements in a previous reporting period.

(ii) Eni SpA - Investigation of the Italian Authority for Electricity Gas and Water (AEEGSI ) about the invoicing to retail clients of gas and electricity. With the resolution 477/2013/S/Com of October 31, 2013, the Italian AEEGSI resolved to commence a preliminary investigation to ascertain whether Eni violated certain administrative provisions that regulate the periodical invoicing in the retail selling of gas and electricity. The investigation also includes alleged delays in the invoice of certain documentation which is required in case of change of supplier. Eni filed certain proposals of commitments with the AEEGSI . In case the AEEGSI accepts those commitments, the AEEGSI would close the investigation without ascertaining any wrongdoing on part of Eni and without imposing any fine on the Company. The AEEGSI requested a market test and Eni modified its commitments in response to the AEEGSI review and suggestions from market participants. In 2014, the AEEGSI accepted Eni’s commitments and closed the investigation without formulating any charge against Eni.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. Pursuant to the assignment of mineral concession, Eni sustains all the operational risks and costs related to the exploration and development activities and it is entitled to the productions realized. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. In production sharing agreement and service contracts, realized productions are defined on the basis of contractual agreements with State oil companies which hold the concessions. Such contractual agreements regulate the recovery of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, all non removable assets are transferred to the grantor of the concession for no consideration.

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

Emission trading
In 2013, the third phase of the European Union Emissions Trading Scheme (EU-ETS) came in force. Phase three sees a turn in the main method of assignment of the permits that change from allocation for no consideration on the base of historical emissions to allocation through auctioning. For the period 2013-2020, the assignment for no consideration of the permits is done using European benchmarks specific to each industrial segment, except for the thermoelectric sector which is not eligible for allocations for no consideration. This new regulatory scheme implies for Eni’s plants subjected to emission trading a lower assignment of emission permits respect to the emissions recorded in the relevant year and, consequently, the necessity of covering the amounts in excess through the market. In 2014, the emissions of carbon dioxide from Eni’s plants were higher than the permits assigned. Against emissions of carbon dioxide amounting to approximately 19.16 million tonnes were assigned to Eni emission permits for a total amount of 8.80 million tonnes, determining a deficit of 10.36 million tonnes. This deficit was entirely offset through acquisitions in the emission market.

37 Revenues

Following is a summary of the main components of "Revenues".

Net sales from operations

(euro million)	2012	2013	2014

Revenues from sales and services	126,364	114,549	109,760
Change in contract work in progress	745	148	87
	127,109	114,697	109,847

Revenues from sales and services were stated net of the following items:

(euro million)	2012	2013	2014

Excise taxes	13,823	12,650	12,289
Exchanges of oil sales (excluding excise taxes)	2,177	2,018	1,586
Services billed to joint venture partners	4,422	5,459	5,191
Sales to service station managers for sales billed to holders of credit cards	2,010	1,909	1,804
	22,432	22,036	20,870

Revenues from sales and services of euro 109,760 million (euro 126,364 million and euro 114,549 million in 2012 and 2013, respectively) included project income the Engineering & Construction segment for euro 11,504 million (euro 10,935 million and euro 10,427 million in 2012 and 2013, respectively), related to additional payments under negotiation (change orders and claims). The cumulative amount of additional payments based on project progress totaled euro 1,018 million and euro 801 million at December 31, 2013 and December 31, 2014, respectively. Saipem SpA also acquired technical and legal opinions of independent experts for the evaluation of projects having additional income exceeding euro 50 million.

Net sales from operations by industry segment and geographical area of destination are disclosed in note 43 – Information by industry segment and by geographical area.

Net sales from operations with related parties are disclosed in note 44 – Transactions with related parties.

Other income and revenues

(euro million)	2012	2013	2014

Gains on price adjustments under overlifting/underlifting transactions	67	44	390
Gains from sale of assets	701	370	92
Lease and rental income	95	88	92
Compensation for damages	56	65	44
Contract penalties and other trade revenues	69	35	37
Other proceeds (*)	560	785	446
	1,548	1,387	1,101

(*)	Each individual amount included herein was lower than euro 50 million.

Gains from sale of assets of euro 92 million related for euro 83 million to the Exploration & Production segment.

Other income and revenues with related parties are disclosed in note 44 – Transactions with related parties.

38 Operating expenses

Following is a summary of the main components of "Operating expenses".

Purchase, services and other

(euro million)	2012	2013	2014

Production costs - raw, ancillary and consumable materials and goods	74,643	67,004	63,605
Production costs - services	15,142	17,711	16,979
Operating leases and other	3,440	3,678	4,080
Net provisions for contingencies	856	850	494
Other expenses	1,358	1,147	1,516
	95,439	90,390	86,674
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(326)	(311)	(253)
- capitalized direct costs associated with self-constructed assets - intangible assets	(79)	(76)	(81)
	95,034	90,003	86,340

Services included brokerage fees related to the Engineering & Construction segment for euro 4 million (euro 6 million and euro 5 million in 2012 and 2013, respectively).

Costs incurred in connection with research and development activity recognized in profit and loss, as they did not meet the requirements to be recognized as long-lived assets, amounted to euro 186 million (euro 211 million and euro 197 million in 2012 and 2013, respectively).

Operating leases and other comprised operating leases for euro 1,965 million (euro 1,432 million and euro 1,592 million in 2012 and 2013, respectively) and royalties on the extraction of hydrocarbons for euro 1,278 million (euro 1,555 million and euro 1,413 million in 2012 and 2013, respectively).

Other expenses of euro 1,516 million included: (i) expenses for changes in selling prices for overlifting and underlifting operations for euro 409 million (euro 57 million and euro 50 million in 2012 and 2013, respectively); and (ii) losses on disposal of tangible and intangible assets for euro 160 million, of which euro 144 million related to the Exploration & Production segment.

Future minimum lease payments expected to be paid under non-cancelable operating leases are provided below:

(euro million)	2012	2013	2014

To be paid:
- within 1 year	722	706	606
- between 2 and 5 years	1,289	1,212	1,422
- beyond 5 years	560	349	957
	2,571	2,267	2,985

Operating leases primarily regarded drilling rigs, time charter and long-term rentals of vessels, land, service stations and office buildings. Such leases generally did not include renewal options. There are no significant restrictions provided by these operating leases which may limit the ability of Eni to pay dividends, use assets or take on new borrowings.

Risk provisions net of reversal of unused provisions amounted to euro 494 million (euro 856 million and euro 850 million in 2012 and 2013, respectively) and mainly related to provisions for legal and other proceedings amounting to euro 536 million (net provisions of euro 688 million and euro 222 million in 2012 and 2013, respectively) and to environmental liabilities amounting to euro 177 million (net provisions of euro 67 million and euro 127 million in 2012 and 2013, respectively). More information is provided in note 29 – Provisions for contingencies.

Payroll and related costs

(euro million)	2012	2013	2014

Wages and salaries	3,904	4,395	4,645
Social security contributions	679	657	709
Cost related to employee benefits plans	110	92	104
Other costs	184	411	235
	4,877	5,555	5,693
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(182)	(194)	(295)
- capitalized direct costs associated with self-constructed assets - intangible assets	(55)	(60)	(61)
	4,640	5,301	5,337

Other costs of euro 235 million (euro 184 million and euro 411 million in 2012 and 2013, respectively) comprised provisions for redundancy incentives of euro 10 million (euro 64 million and euro 279 million in 2012 and 2013, respectively) and costs for defined contribution plans of euro 110 million (euro 100 million and euro 109 million in 2012 and 2013, respectively).

Cost related to employee benefit plans are described in note 30 – Provisions for employee benefits.

Average number of employees
The Group average number and breakdown of employees by category is reported below:

(number)	2012	2013	2014

Subsidiaries	Joint operations	Subsidiaries	Joint operations	Subsidiaries	Joint operations

Senior managers	1,463	37	1,466	38	1,467	27
Junior managers	12,936	143	13,368	156	13,727	136
Employees	37,135	824	39,067	860	40,052	633
Workers	23,427	805	25,882	809	27,545	559
	74,961	1,809	79,783	1,863	82,791	1,355

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

Following the expiring of the options relating to the assignment 2008 of the Stock Option Plan 2006-2008, at December 31, 2014, there are no stock option plans still outstanding.

The scheme evolution is provided below:

2012	2013	2014

Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)

Rights outstanding as of January 1	11,873,205	23.101	15.941	8,259,520	23.545	18.457	2,980,725	22.540	17.533
Rights exercised in the period	(93,000)	16.576	16.873
Rights cancelled in the period	(3,520,685)	22.233	16.637	(5,278,795)	24.112	16.278	(2,980,725)	22.540	19.766
Rights outstanding as of December 31	8,259,520	23.545	18.457	2,980,725	22.540	17.533
of which exercisable as of December 31	8,243,205	23.544	18.457	2,969,450	22.540	17.533

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock option assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; and (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock at the beginning and end of the year is the price recorded at December 31.

In 2012, 2013 and 2014, no costs were recognized relating to the relevant stock option plans.

Compensation of key management personnel
Compensation of personnel holding key positions in planning, directing and controlling the Eni Group subsidiaries, including executive and non-executive officers, general managers and managers with strategic responsibilities in office during the year amounted (including contributions and ancillary costs) to euro 40 million, euro 38 million and euro 43 million for 2012, 2013 and 2014, respectively, and consisted of the following:

(euro million)	2012	2013	2014

Wages and salaries	24	25	25
Post-employment benefits	1	2	2
Other long-term benefits	12	11	10
Indemnities upon termination of employment	3		6
	40	38	43

Compensation of Directors and Statutory Auditors
Compensation of Directors amounted to euro 13.2 million, euro 11.4 million and euro 10.1 million for 2012, 2013 and 2014, respectively.

Compensation of Statutory Auditors amounted to euro 0.467 million, euro 0.474 million and euro 0.419 million in 2012, 2013 and 2014, respectively.

Compensations included emoluments and social security benefits due for the office as Director or Statutory Auditor held at the parent company Eni SpA or other Group subsidiaries, which was recognized as cost to the Group, even if not subjected to personal income tax.

Other operating income (loss)
The analysis of net income (loss) on financial derivatives was as follows:

(euro million)	2012	2013	2014

Net income (loss) on cash flow hedging derivatives	(1)	25	(133)
Net income (loss) on other derivatives	(157)	(96)	278
	(158)	(71)	145

Net losses on cash flow hedging derivatives related to the ineffective portion of the hedging relationship of commodity derivatives which was recognized through profit and loss in the Gas & Power segment.

Net income (loss) on other derivatives related to: (i) gains and losses on fair value measurement and settlement of commodity derivatives entered into by the Gas & Power segment to optimize commercial margins and for proprietary trading (net income of euro 27 million in 2014, net loss of euro 17 million and euro 8 million in 2012 and 2013, respectively); (ii) gains and losses on fair value measurement and settlement of commodity derivatives which could not be elected for hedge accounting under IFRS because they related to net exposure to commodity risk (net income of euro 220 million in 2014, net loss of euro 141 million and euro 91 million in 2012 and 2013, respectively); and (iii) fair value measurement at certain derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment (net income of euro 1 million, euro 3 million and euro 31 million in 2012, 2013 and 2014, respectively).

Operating costs are disclosed in note 44 – Transactions with related parties.

Depreciation, depletion, amortization and impairments

(euro million)	2012	2013	2014

Depreciation, depletion and amortization:
- tangible assets	7,443	7,454	8,187
- intangible assets	2,207	1,976	1,789
	9,650	9,430	9,976
Impairments:
- tangible assets	1,600	2,116	1,540
- intangible assets	2,375	507	53
	3,975	2,623	1,593
less:
- reversal of impairments - tangible assets	(3)	(223)	(64)
- capitalized direct costs associated with self-constructed assets - tangible assets	(1)	(3)	(2)
- capitalized direct costs associated with self-constructed assets - intangible assets	(4)	(6)	(4)
	13,617	11,821	11,499

Depreciation, depletion, amortization and impairments by industry segment are disclosed in note 43 – Information by industry segment and by geographical area.

39 Finance income (expense)

(euro million)	2012	2013	2014

Finance income (expense)
Finance income	7,208	5,732	6,459
Finance expense	(8,327)	(6,653)	(7,710)
Net finance income from financial assets held for trading		4	24
	(1,119)	(917)	(1,227)
Income (expense) from derivative financial instruments	(252)	(92)	162
	(1,371)	(1,009)	(1,065)

The breakdown by lenders or type of net finance income or expense is provided below:

(euro million)	2012	2013	2014

Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(729)	(742)	(759)
Interest due to banks and other financial institutions	(257)	(181)	(163)
Interest and other income from financial receivables and securities held for non-operating purposes	24	49	28
Interest from banks	28	43	26
Net finance income from financial assets held for trading		4	24
	(934)	(827)	(844)
Exchange differences
Positive exchange differences	7,015	5,485	6,177
Negative exchange differences	(6,884)	(5,448)	(6,427)
	131	37	(250)
Other finance income (expense)
Capitalized finance expense	150	170	163
Interest and other income on financing receivables and securities held for operating purposes	54	61	74
Finance expense due to the passage of time (accretion discount) (a)	(308)	(240)	(293)
Other finance income (expense)	(212)	(118)	(77)
	(316)	(127)	(133)
	(1,119)	(917)	(1,227)

(a)	The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Derivative financial instruments consisted of the following:

(euro million)	2012	2013	2014

Options	(26)	(41)	68
Derivatives on exchange rate	(138)	(91)	48
Derivatives on interest rate	(88)	40	46
	(252)	(92)	162

Net profit from derivatives of euro 162 million (a net loss of euro 252 million and euro 92 million in 2012 and 2013, respectively) were recognized in connection with fair value valuation of certain derivatives which lacked the formal criteria to be treated in accordance with hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. Exchange rate derivatives were entered into in order to manage exposures to foreign currency exchange rates arising from the pricing formulas of commodities in the Gas & Power segment. The lack of formal requirements to qualify these derivatives as hedges under IFRS also entailed the recognition in profit or loss of currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments. Income on options of euro 68 million (loss of euro 26 million and euro 41 million in 2012 and 2013, respectively) related to the measurement at fair value of the options embedded in the bonds convertible into ordinary shares of Galp Energia SGPS SA for euro 45 million (loss for euro 26 million in 2012 and income for euro 14 million in 2013) and Snam SpA for euro 23 million (net loss for euro 55 million in 2013) following the reduction of the liability recognized in the previous year that was due because the options are reaching their deadline and the market price of the shares is making the options out-of-the-money.

More information is provided in note 44 – Transactions with related parties.

40 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(euro million)	2012	2013	2014

Share of profit from equity-accounted investments	451	313	215
Share of loss from equity-accounted investments	(250)	(105)	(86)
Decreases (increases) in the provision for losses on investments	(15)	14	(8)
	186	222	121

More information is provided in note 19 – Investments.

Share of profit (loss) of equity accounted investments by industry segment is disclosed in note 43 – Information by industry segment and by geographical area.

Other gain (loss) from investments

(euro million)	2012	2013	2014

Dividends	431	400	385
Net gains on disposals	349	3,598	163
Other net income (expense)	1,823	1,865	(179)
	2,603	5,863	369

In 2014, dividend income for euro 385 million related to the Nigeria LNG Ltd (euro 247 million), Snam SpA (euro 43 million) and Galp Energia SGPS SA (euro 22 million). In 2013, dividend income for euro 400 million primarily related to the Nigeria LNG Ltd (euro 224 million), Snam SpA (euro 72 million) and Galp Energia SGPS SA (euro 43 million). In 2012, dividend income for euro 431 million primarily related to the Nigeria LNG Ltd (euro 331 million).

Net gains on disposals for 2014 amounted to euro 163 million and related: (i) for euro 96 million to the sale of a 8.15% of the share capital of Galp Energia SGPS SA, of which euro 77 million related to the reversal of the reserve for fair value measurement; (ii) for euro 54 million to the sale of a 20% (entire stake owned) of the share capital of South Stream Transport BV to Gazprom; and (iii) for euro 9 million to the sale of a 50% (entire stake own) of the share capital of EnBW Eni Verwaltungsgesellschaft mbH to EnBW Energie Baden-Württemberg AG. Net gains on disposals for 2013 amounted to euro 3,598 million and related: (i) for euro 3,359 million to the sale of a 28.57% interest in the share capital of Eni East Africa SpA to China National Petroleum Corp (CNPC). Eni East Africa is the operator of the discovery Area 4 in Mozambique. Through its equity investment in Eni East Africa, CNPC indirectly acquired a 20% interest in Area 4, while Eni retained the 50% interest through the remaining controlling stake in Eni East Africa SpA; (ii) for euro 98 million to the sale of a 8.19% of the share capital of Galp Energia SGPS SA, of which euro 67 million related to the reversal of the reserve for fair value measurement; (iii) for euro 75 million to the sale of a 11.69% of the share capital of Snam SpA, of which euro 8 million related to the reversal of the reserve for fair value measurement; and (iv) for euro 63 million to the sale of a 49% (entire stake own) of the share capital of Super Octanos CA. Net gains on disposals for 2012 amounted to euro 349 million and related for euro 311 million to Galp Energia SGPS SA as Eni divested 5% of the share capital of the investee to Amorim Energia BV and a further 4% through an accelerated book-building procedure to institutional investors. More information is provided in note 19 – Investments.

In 2014, other net expense of euro 179 million included the re-measurement at market fair value at the balance sheet date of 66.3 million of Galp Energia SGPS SA (loss for euro 231 million at the price of euro 8.43 per share) and of 288.7 million shares of Snam SpA (income for euro 10 million at the price of euro 4.1 per share underlying two convertible bonds). The valuation of these bonds was based on the fair value option provided by IAS 39. In 2013, other net income of euro 1,865 million included: (i) the revaluation of the 60% stake in Artic Russia BV (entire stake owned). At the balance sheet date, Eni’s interest in Artic Russia was classified as an asset held for sale and measured at fair value due to the loss of joint control over the investee following the satisfaction, before year end, of all conditions precedent to the Sale and Purchase Agreement signed with Gazprom in November 2013. The re-measurement at fair value recorded to profit amounted to euro 1,682 million. The consideration for the disposal was cashed in on January 2014; and (ii) the re-measurement at market fair value of 288.7 million shares of Snam SpA and of 66.3 million of Galp Energia SGPS SA underlying two convertible bonds issued on January 18, 2013 and on November 30, 2012, respectively, for which was applied the fair value option (income for euro 158 million and euro 10 million, respectively). In 2012, other net income of euro 1,823 million included: (i) an extraordinary income of euro 835 million recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder subscribed its share by contributing a cash amount fairly in excess of the net book value of the interest acquired; (ii) a revaluation gain of euro 865 million of the interest in Galp Energia SGPS SA (28.34%) measured at fair value at the price current at the date when Eni ceased to retain a significant influence over the investee and a gain on the re-measurement at market fair value at the balance sheet date of euro 65 million of part of residual interest in Galp Energia SGPS SA (8%) which was underlying a convertible bond based on the fair value option provided by IAS 39; and (iii) the re-measurement at market fair value at the balance sheet date of 288.7 million shares of Snam SpA underlying a convertible bond issued on January 18, 2013 for which was applied the fair value option (income for euro 6 million). More information is provided in note 19 – Investments.

41 Income taxes

(euro million)	2012	2013	2014

Current taxes:
- Italian subsidiaries	751	806	(541)
- subsidiaries of the Exploration & Production segment - outside Italy	10,214	7,602	6,512
- other subsidiaries - outside Italy	464	312	313
	11,429	8,720	6,284
Net deferred taxes:
- Italian subsidiaries	373	(198)	314
- subsidiaries of the Exploration & Production segment - outside Italy	129	756	128
- other subsidiaries - outside Italy	(252)	(273)	(234)
	250	285	208
	11,679	9,005	6,492

Tax gain on income taxes currently payable by Italian subsidiaries of euro 541 million were in respect of the Italian corporate taxation (tax gain for IRES of euro 735 million and tax loss for IRAP of euro 37 million) and foreign taxes on the share of profit earned outside Italy (tax loss of euro 157 million). The tax gain for IRES of euro 735 million includes a tax gain of euro 824 million due to the settlement of a tax dispute with the Italian Fiscal Authorities regarding how to determine a tax surcharge of 4% due by the parent company Eni SpA as provided by Law No. 7/2009 (the so-called Libyan tax) since 2009.

The effective tax rate was 88.4% (70.2% and 64.5% in 2012 and 2013, respectively) compared with a statutory tax rate of 33.4% (44.0% and 43.2% in 2012 and 2013, respectively). This was calculated by applying the Italian statutory tax rate on corporate profit of 27.5% (38.0%21 in 2012 and 2013, respectively) and a 3.9% (same rate in 2012 and 2013) corporate tax rate applicable to the net value of production as provided for by Italian laws.

(21)	Includes a 5.5% supplemental tax rate on taxable profit of energy companies in Italy effective from January 1, 2008 and further increases of 1% effective from January 1, 2009, pursuant to the Law Decree No. 112/2008 (converted into Law No. 133/2008) and 4% effective from January 1, 2011, pursuant the Law Decree No. 138/2011 (converted into Law No. 148/2011) which enlarged the scope of application to include renewable energy companies and gas transport and distribution companies. These supplemental tax rates are not applicable to Eni SpA in 2014. The Robin Tax was assessed to be no more recoverable as, on February 2015, the Italian Constitutional Court stated the illegitimacy of this tax prospectively, denying any reimbursement right.

The difference between the statutory and effective tax rate was due to the following factors:

(%)	2012	2013	2014

Statutory tax rate	44.0	43.2	33.4
Items increasing (decreasing) statutory tax rate:
- higher tax rate related to subsidiaries outside Italy	16.8	16.0	50.7
- impact pursuant to the write-off of deferred tax assets and recalculation of tax rates	7.6	8.9	13.7
- impact pursuant to the application of the Italian Windfall Corporate tax as per Law No. 7/2009	1.5	1.3
- impact pursuant to redetermination of the Italian Windfall Corporate tax as per Law No. 7/2009			(11.2)
- permanent differences and other adjustments	0.3	(4.9)	1.8
	26.2	21.3	55.0
	70.2	64.5	88.4

In 2014, the increased tax rate at foreign subsidiaries primarily related to 49.2 percentage points in the Exploration & Production segment (17.8 and 14.9 percentage points in 2012 and 2013, respectively).

A write down of deferred tax assets impacted the Group tax rate by 13.7 percentage points related to the write-off of deferred tax assets of Italian subsidiaries which were assessed to be no more recoverable due to the projections of lower future taxable profit (euro 500 million equal to 6.8 percentage points) and to a lower prospective tax rate in relation to the windfall tax (the so-called Robin Tax) provided by Article 81 of the Legislative Decree No. 112/2008 which was assessed to be no more recoverable as, on February 2015, the Italian Court stated the illegitimacy of this tax (euro 476 million, equal to 6.5 percentage points). Such sentence stated the illegitimacy of a tax rule prospectively, denying any reimbursement right.

In 2014, the increase due to permanent differences and other adjustments of 1.8 percentage points comprised the effect of 0.7 percentage points due to the taxation of intragroup dividends. In 2013, the decrease due to permanent differences and other adjustments of 4.9 percentage points comprised an effect of 6.6 percentage points due to non-taxable gains on sale relating to the transactions of the 28.57% at Eni East Africa SpA and an effect of 0.9 percentage points due to non-taxable gains on sale and revaluation relating to the transactions at Galp Energia SGPS SA and Snam SpA. Such decrease was partially offset by an effect of 1.0 percentage points due to a non-deductible impairment of the goodwill allocated to the European gas market CGU and an effect of 0.8 percentage points due to the tax regime provided for intercompany dividends. In 2012, the increase due to permanent differences and other adjustments of 0.3 percentage points comprised an effect of 3.3 percentage points due to a non-deductible impairment of the goodwill allocated to the European gas market CGU and a negative effect of 4.5 percentage points due to non-taxable gains on the sale and revaluation relating to the transactions at Galp Energia SGPS SA.

42 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

The average number of ordinary shares used for the calculation of the basic earnings per share outstanding at December 31, 2012, 2013 and 2014 was 3,622,764,007, 3,622,797,043 and 3,610,387,582, respectively.

Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of shares fully diluted including shares outstanding in the year, excluding treasury shares, including the number of potential shares outstanding in connection with stock-based compensation plans.

As of December 31, 2012, 2013 and 2014, there were no shares that could be potentially issued and, therefore, the weighted average number of shares used in the calculation of the basic earnings coincides to the weighted average number of shares used in the calculation of diluted earnings.

2012	2013	2014

Average number of shares used for the calculation of the basic and diluted earnings per share		3,622,764,007	3,622,797,043	3,610,387,582
Eni’s net profit	(euro million)	7,790	5,160	1,291
Basic and diluted earning per share	(euro per share)	2.15	1.42	0.36
Eni’s net profit - Continuing operations	(euro million)	4,200	5,160	1,291
Basic and diluted earning per share	(euro per share)	1.16	1.42	0.36
Eni’s net profit - Discontinued operations	(euro million)	3,590
Basic and diluted earning per share	(euro per share)	0.99

43 Information by industry segment and by geographical area

Information by industry segment

Other activities (d)	Discontinued operations (d)

(euro million)	Exploration & Production	Gas & Power (d)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Others	Intragroup profits	Total	Snam	Intragroup eliminations	Continuing operations

2012
Net sales from operations (a)	35,874	36,198	62,531	6,418	12,799	1,369	2,646	119	(75)
Less: intersegment sales	(20,322)	(2,038)	(2,962)	(411)	(1,109)	(1,242)	(1,274)	(40)
Net sales to customers	15,552	34,160	59,569	6,007	11,690	127	1,372	79	(75)	128,481	(1,372)		127,109
Operating profit	18,470	(3,125)	(1,264)	(681)	1,453	(341)	1,679	(300)	208	16,099	(1,679)	788	15,208
Provisions for contingencies	40	457	93	22	36	140	72	68		928	(72)		856
Depreciation, amortization and impairments	8,532	2,923	1,209	202	708	65	284	3	(25)	13,901	(284)		13,617
Share of profit (loss) of equity-accounted investments	39	81	20	2	46	(1)	38	(1)		224	(38)		186
Identifiable assets (b)	59,225	20,696	15,266	3,151	14,402	966		474	(776)	113,404
Unallocated assets										26,788
Equity-accounted investments	2,159	951	72	50	179	6		36		3,453
Identifiable liabilities (c)	16,147	10,802	6,361	750	5,229	1,187		2,954	21	43,451
Unallocated liabilities										34,324
Capital expenditures	10,307	213	898	172	1,011	152	756	14	38	13,561
2013
Net sales from operations (a)	31,264	32,212	57,238	5,859	11,598	1,453		80	18
Less: intersegment sales	(18,218)	(1,225)	(2,897)	(289)	(1,018)	(1,339)		(39)
Net sales to customers	13,046	30,987	54,341	5,570	10,580	114		41	18	114,697
Operating profit	14,868	(2,967)	(1,492)	(725)	(98)	(399)		(337)	38	8,888
Provisions for contingencies	61	314	100	65	76	178		77	(21)	850
Depreciation, amortization and impairments	7,829	2,098	978	139	721	61		20	(25)	11,821
Share of profit (loss) of equity-accounted investments	129	71	5		2	7		8		222
Identifiable assets (b)	59,784	18,205	15,013	3,169	14,208	968		255	(793)	110,809
Unallocated assets										27,532
Equity-accounted investments	1,730	999	74	148	166			36		3,153
Identifiable liabilities (c)	15,608	10,182	6,079	844	5,517	1,606		2,740	(86)	42,490
Unallocated liabilities										34,802
Capital expenditures	10,475	229	672	314	902	190		21	(3)	12,800
2014
Net sales from operations (a)	28,488	28,250	56,153	5,284	12,873	1,378		78	54
Less: intersegment sales	(16,618)	(1,103)	(2,196)	(253)	(1,244)	(1,250)		(47)
Net sales to customers	11,870	27,147	53,957	5,031	11,629	128		31	54	109,847
Operating profit	10,766	186	(2,229)	(704)	18	(246)		(272)	398	7,917
Provisions for contingencies	29	(26)	124	28	154	138		50	(3)	494
Depreciation, amortization and impairments	9,163	359	567	195	1,157	69		15	(26)	11,499
Share of profit (loss) of equity-accounted investments	52	42	8	(4)	21			2		121
Identifiable assets (b)	68,113	16,603	12,993	3,059	14,210	1,042		258	(486)	115,792
Unallocated assets										30,415
Equity-accounted investments	1,959	772	73	155	120			36		3,115
Identifiable liabilities (c)	19,152	10,267	5,269	698	6,171	1,243		2,660	(165)	45,295
Unallocated liabilities										38,703
Capital expenditures	10,524	172	537	282	694	83		30	(82)	12,240

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly associated with the generation of operating profit.
(c)	Includes liabilities directly associated with the generation of operating profit.
(d)	The results of Snam has been reclassified from the "Gas & Power" segment to the "Other activities" segment and presented in the discontinued operations.

The new provisions of IAS 19, IFRS 10 and IFRS 11 were applied retrospectively by adjusting the opening balance sheet as of January 1, 2012 and the 2012 profit and loss account.

Environmental provisions incurred by Eni SpA due to intercompany guarantees on behalf of Syndial have been reported within the segment reporting unit "Other activities".

Intersegment revenues are conducted on an arm’s length basis.

Financial information by geographical area
Identifiable assets and investments by geographical area of origin

(euro million)	Italy	Other European Union	Rest of Europe	Americas	Asia	Africa	Other areas	Total

2012
Identifiable assets (a)	31,424	15,288	11,084	7,207	14,828	31,699	1,874	113,404
Capital expenditures in tangible and intangible assets	2,926	1,263	1,626	1,184	1,663	4,725	174	13,561
2013
Identifiable assets (a)	28,619	14,513	7,992	8,683	17,921	31,300	1,781	110,809
Capital expenditures in tangible and intangible assets	2,044	1,089	1,553	1,506	1,799	4,556	253	12,800
2014
Identifiable assets (a)	26,516	15,086	8,703	8,456	20,424	34,868	1,739	115,792
Capital expenditures in tangible and intangible assets	1,785	853	1,407	1,196	1,974	4,864	161	12,240

(a)	Includes assets directly associated with the generation of operating profit.

Sales from operations by geographic area of destination

(euro million)	2012	2013	2014

Italy	33,860	31,949	29,621
Other European Union	35,909	31,629	29,933
Rest of Europe	9,645	11,462	12,434
Americas	15,244	7,752	8,944
Asia	16,394	18,608	16,257
Africa	14,710	12,073	11,640
Other areas	1,347	1,224	1,018
	127,109	114,697	109,847

44 Transactions with related parties In the ordinary course of its business Eni enters into transactions regarding:
(a)	exchanges of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b)	exchanges of goods and provision of services with entities controlled by the Italian Government;
(c)	relations with Vodafone Omnitel BV related to Eni SpA through a member of the Board of Directors pursuant to Consob Regulation dated March 12, 2010 concerning transactions with related parties and the internal procedure of Eni "Transactions involving interests of Directors and Statutory Auditors and transactions with related parties". These transactions, regulated at market conditions, mainly involve costs for mobile communication services for euro 16 million and business collaboration agreements relating to the loyalty program you&eni; and
(d)	contributions to entities with a non-company form with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment, as well as research and development; and (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on arm’s length basis.

Trade and other transactions with related parties

(euro million)	Dec. 31, 2012	2012

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Continuing operations
Joint ventures and associates
ACAM Clienti SpA	19	1	2				65	1
Agiba Petroleum Co	3	67			96
Azienda Energia e Servizi Torino SpA					86
Bronberger & Kessler und
Gilg & Schweiger GmbH & Co KG	9						84
CEPAV (Consorzio Eni per l'Alta Velocità) Due	51	51			51			85
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	66	19	6,122		5			16
EnBW Eni Verwaltungsgesellschaft mbH	60						287
Gaz de Bordeaux SAS							56
InAgip doo	54	10			24		53	1
Karachaganak Petroleum Operating BV	28	56		1,331	244	14	5	8
KWANDA - Suporte Logistico Lda	54	1			2			7
Mellitah Oil & Gas BV	7	47			166		5	12
Petrobel Belayim Petroleum Co	31	328			585			79
Toscana Energia SpA					86				1
Unión Fenosa Gas SA	2	3	57			6	120		1
Other (*)	239	94	73	45	420	11	229	121	8
	623	677	6,254	1,376	1,765	31	904	330	10
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	236	172			605	2		1,064	5
Eni BTC Ltd			154
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	54	3	4					7	7
Other (*)	14	59	2	7	50	4	17	3	7
	304	234	160	7	655	6	17	1,074	19
	927	911	6,414	1,383	2,420	37	921	1,404	29
Entities controlled by the Government
Enel Group	16	8		4	554		55	90	1	(7)
Finmeccanica Group	22	47		13	68		17
Snam Group	182	482	46	13	558	2	102	26	1
GSE - Gestore Servizi Energetici	86	66		627		58	777	18	12
Terna Group	45	61		156	126	12	87	67	14	17
Other (*)	42	29			59	3	57	1
	393	693	46	813	1,365	75	1,095	202	28	10
Pension funds and foundations		1				21
	1,320	1,605	6,460	2,196	3,785	133	2,016	1,606	57	10
Discontinued operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA								1	1
Toscana Energia SpA								1
Other (*)								1
								3	1
Entities controlled by the Government
Enel Group					87			295
Other (*)						1		3	1
					87	1		298	1
					87	1		301	2
	1,320	1,605	6,460	2,196	3,872	134	2,016	1,907	59	10

(*)	Each individual amount included herein was lower than euro 50 million.

(euro million)	Dec. 31, 2013	2013

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Continuing operations
Joint ventures and associates
Agiba Petroleum Co	1	69			132
CEPAV (Consorzio Eni per l'Alta Velocità) Due	78	165			127			168
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	42	16	6,122		2			44
EnBW Eni Verwaltungsgesellschaft mbH	33						165	1
InAgip doo	57	22			63			34
Karachaganak Petroleum Operating BV	26	220		1,218	275	4		19
KWANDA - Suporte Logistico Lda	55	5			2	1		6
Mellitah Oil & Gas BV	7	61		16	215			3
Petrobel Belayim Petroleum Co	32	360			570			47
Petromar Lda	71	7	29		6	1		69
PetroSucre SA	57							1
Unión Fenosa Gas Comercializadora SA	23	1			1		254
Unión Fenosa Gas SA	2	1	57			32	17	2	1
Other (*)	123	182	18	79	314	7	150	80	9
	607	1,109	6,226	1,313	1,707	45	586	474	10
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	115	153			506	16		541	4
Eni BTC Ltd			147
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	62	1	10					2
Other (*)	14	56	2	6	45	4	13	8	5
	191	210	159	6	551	20	13	551	9
	798	1,319	6,385	1,319	2,258	65	599	1,025	19
Entities controlled by the Government
Enel Group	134	29		2	848		78	109	2	49
Snam Group	337	564	13	38	2,038	4	792	87	1
Terna Group	43	58		124	149	13	118	38	2	19
GSE - Gestore Servizi Energetici	86	135		811		96	265	21	9
Other (*)	47	70		7	107	4	48	4
	647	856	13	982	3,142	117	1,301	259	14	68
Pension funds and foundations		2			4	51
	1,445	2,177	6,398	2,301	5,404	233	1,900	1,284	33	68

(*)	Each individual amount included herein was lower than euro 50 million.

(euro million)	Dec. 31, 2014	2014

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Joint ventures and associates
Agiba Petroleum Co	2	60			169
CEPAV (Consorzio Eni per l'Alta Velocità) Due	120	152			159			216
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	23	12	6,122		3			14
EnBW Eni Verwaltungsgesellschaft mbH							134	2
InAgip doo	52	11			44		1	7
Karachaganak Petroleum Operating BV	43	233		1,246	320	22		20
KWANDA - Suporte Logistico Lda	68	15			10			9
Mellitah Oil & Gas BV	98	58		10	235			7
Petrobel Belayim Petroleum Co	32	375			603			85
Petromar Lda	93	4	21		1	1		61
South Stream Transport BV								495	1
Unión Fenosa Gas Comercializadora SA	15	1					157
Unión Fenosa Gas SA			57		1	1
Other (*)	122	67		17	182	18	95	92	15
	668	988	6,200	1,273	1,727	42	387	1,008	16
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV					342	7		187	2
Eni BTC Ltd			167
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	61	1	10					3
Other (*)	13	52	1		13		4	2	4
	74	53	178		355	7	4	192	6
	742	1,041	6,378	1,273	2,082	49	391	1,200	22
Entities controlled by the Government
Enel Group	156	122			933		181	133	1	183
Snam Group	147	585	7	155	1,867	5	235	72		13
Terna Group	33	65		89	154	7	120	35	44	12
GSE - Gestore Servizi Energetici	88	124		580	2	60	172	14
Other (*)	44	93		8	111	3	45	6	2
	468	989	7	832	3,067	75	753	260	47	208
Pension funds and foundations		2			4	61
	1,210	2,032	6,385	2,105	5,153	185	1,144	1,460	69	208

(*)	Each individual amount included herein was lower than euro 50 million.

Most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:
•	provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only with Karachaganak Petroleum Operating BV, purchase of oil products and with Agip Kazakhstan North Caspian Operating Co NV, provisions of services by the Engineering & Construction segment; services charged to Eni’s associates are invoiced on the basis of incurred costs;
•	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno and related guarantees;
•	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Verona with CEPAV (Consorzio Eni per l’Alta Velocità) Due;
•	sale of gas outside Italy to EnBW Eni Verwaltungsgesellschaft mbH and Unión Fenosa Gas Comercializadora SA. Transactions with EnBW Eni Verwaltungsgesellschaft mbH are reported until the date of the sale occurred on August 5, 2014;
•	transactions with InAgip doo related to the redetermination of the interest in an offshore field located in the Adriatic Sea;
•	planning, construction and technical assistance to support by KWANDA - Suporte Logistico Lda and Petromar Lda and, only for Petromar Lda, guarantees issued in relation to contractual commitments related to the execution of project planning and realization;
•	engineering and technical assistance to South Stream Transport BV in relation to the construction of the first line of the submarine gas pipeline South Stream;
•	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;

•	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd; and
•	services for the environmental restoration to Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:
•	sale of fuel oil, sale and purchase of gas, environmental certificates, transmission services and fair value of derivative financial instruments with Enel Group;
•	acquisition of natural gas transportation, distribution and storage services on the basis of tariffs set by the Italian Regulatory Authority for Electricity, Gas and Water and purchase and sale of natural gas for granting the balancing of the system on the basis of prices referred to the quotations of the main energy commodities, as they would be conducted on an arm’s length basis with Snam Group;
•	sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in the prices of electricity related to sale/purchase transactions with Terna Group; and
•	sale and purchase of electricity with GSE - Gestore Servizi Energetici.

Transactions with pension funds and foundation concerned:
•	provisions to pension funds for euro 61 million; and
•	contributions to Eni Enrico Mattei Foundation for euro 4 million.

Financing transactions with related parties

(euro million)	Dec. 31, 2012	2012

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments

Continuing operations
Joint ventures and associates
CARDÓN IV SA	80				3
CEPAV (Consorzio Eni per l'Alta Velocità) Due			84
Société Centrale Electrique du Congo SA	92		5
Other (*)	405	105	7	1	18
	577	105	96	1	21
Unconsolidated entities controlled by Eni
Other (*)	58	49	1	1
	58	49	1	1
Entities controlled by the Government
Cassa Depositi e Prestiti Group	883				6
Snam Group	141				1
	1,024				7
	1,659	154	97	2	28
Discontinued operations
Entities controlled by the Government
Cassa Depositi e Prestiti Group						2,019
						2,019
	1,659	154	97	2	28	2,019

(*)	Each individual amount included herein was lower than euro 50 million.

(euro million)	Dec. 31, 2013	2013

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments

Joint ventures and associates
CARDÓN IV SA	236				10
CEPAV (Consorzio Eni per l'Alta Velocità) Due			150
Matrìca SpA	100				4
Shatskmorneftegaz Sarl	51			13
Société Centrale Electrique du Congo SA	74		5
Unión Fenosa Gas SA		120
Other (*)	281	86	15	72	23
	742	206	170	85	37
Unconsolidated entities controlled by Eni
Other (*)	59	57	1		1
	59	57	1		1
Entities controlled by the Government
Other (*)		1			3
		1			3
	801	264	171	85	41

(*)	Each individual amount included herein was lower than euro 50 million.

(euro million)	Dec. 31, 2014	2014

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments

Joint ventures and associates
CARDÓN IV SA	621				29
CEPAV (Consorzio Eni per l'Alta Velocità) Due			150		6
Matrìca SpA	200				5
Société Centrale Electrique du Congo SA	84		2
Unión Fenosa Gas SA		90
Other (*)	84	13	19	55	4
	989	103	171	55	44
Unconsolidated entities controlled by Eni
Other (*)	68	73	2		1
	68	73	2		1
Entities controlled by the Government
Other (*)		5			1
		5			1
	1,057	181	173	55	46

(*)	Each individual amount included herein was lower than euro 50 million.

Most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:
•	a cash deposit at Eni’s financial companies on behalf of Unión Fenosa Gas SA;
•	financing loans granted to CARDÓN IV SA for the exploration and development activities of a gas field and to Société Centrale Electrique du Congo SA for the construction of an electric plant in Congo;
•	a bank debt guarantee issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due;
•	financing loans granted to Matrìca SpA in relation to the "Green Chemistry" project at the Porto Torres plant.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows
The impact of transactions and positions with related parties on the balance sheet consisted of the following:

Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014

(euro million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)

Trade and other receivables	28,618	2,594	9.06	28,890	1,869	6.47	28,601	1,973	6.90
Other current assets	1,617	8	0.49	1,325	15	1.13	4,385	43	0.98
Other non-current financial assets	913	334	36.58	858	320	37.30	1,022	239	23.39
Other non-current assets	4,398	43	0.98	3,676	42	1.14	2,773	12	0.43
Current financial liabilities	2,032	154	7.58	2,553	264	10.34	2,716	181	6.66
Trade and other payables	23,666	1,583	6.69	23,701	2,160	9.11	23,703	1,954	8.24
Other liabilities	1,418	6	0.42	1,437	17	1.18	4,489	58	1.29
Other non-current liabilities	2,598	16	0.62	2,259			2,285	20	0.88

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

2012	2013	2014

(euro million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)

Continuing operations
Net sales from operations	127,109	3,622	2.85	114,697	3,184	2.78	109,847	2,604	2.37
Other income and revenues	1,548	57	3.68	1,387	33	2.38	1,101	69	6.27
Purchases, services and other	95,034	6,093	6.41	90,003	7,897	8.77	86,340	7,382	8.55
Payroll and related costs	4,640	21	0.45	5,301	41	0.77	5,337	61	1.14
Other operating income (expense)	(158)	10	..	(71)	68	..	145	208	..
Financial income	7,208	28	0.39	5,732	41	0.72	6,459	46	0.71
Financial expense	8,327	2	0.02	6,653	85	1.28	7,710	55	0.71
Discontinued operations
Net sales from operations	1,886	303	16.07
Operating expenses	995	88	8.84
Income (expense) from investments	3,508	2,019	57.55

Transactions with related parties were part of the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.

Main cash flows with related parties are provided below:

(euro million)	2012	2013	2014

Revenues and other income	3,679	3,217	2,673
Costs and other expenses	(4,864)	(6,731)	(6,262)
Other operating income (loss)	10	68	208
Net change in trade and other receivables and liabilities	(183)	495	132
Net interests	26	40	46
Net cash provided from operating activities - Continuing operations	(1,332)	(2,911)	(3,203)
Net cash provided from operating activities - Discontinued operations	215
Net cash provided from operating activities	(1,117)	(2,911)	(3,203)
Capital expenditures in tangible and intangible assets	(1,250)	(1,207)	(1,181)
Disposal of investments	3,517
Net change in accounts payable and receivable in relation to investments	261	(13)	(114)
Change in financial receivables	(1,043)	830	(163)
Net cash used in investing activities	1,485	(390)	(1,458)
Change in financial liabilities	(93)	119	(99)
Net cash used in financing activities	(93)	119	(99)
Total financial flows to related parties	275	(3,182)	(4,760)

The impact of cash flows with related parties consisted of the following:

2012	2013	2014

(euro million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)

Cash provided from operating activities	12,567	(1,117)	..	11,026	(2,911)	..	15,110	(3,203)	..
Cash used in investing activities	(8,377)	1,485	..	(10,981)	(390)	3.55	(8,943)	(1,458)	16.30
Cash used in financing activities	2,071	(93)	..	(2,510)	119	..	(5,062)	(99)	1.96

45 Other information about investments

Information on Eni’s investments as of December 31, 2014
The following section provides the information about Eni’s subsidiaries, joint arrangements, associates and other significant investments as of December 31, 2014. Unless otherwise indicated, the share capital is represented by the ordinary shares directly held by the Group, while the ownership interest corresponds to the voting rights.

Parent company

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA Ministero dell’Economia e delle Finanze Eni SpA Others	25.76 4.34 0.91 68.99
Subsidiaries
Exploration & Production
In Italy

Eni Angola SpA	San Donato Milanese (MI)	Angola	EUR	20,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mozambico SpA	San Donato Milanese (MI)	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
Eni Timor Leste SpA	San Donato Milanese (MI)	Timor Leste	EUR	6,841,517	Eni SpA	100.00	100.00	F.C.
Eni West Africa SpA	San Donato Milanese (MI)	Angola	EUR	10,000,000	Eni SpA	100.00	100.00	F.C.
Eni Zubair SpA	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA Third parties	99.99 (..)	100.00	F.C.
Floaters SpA	San Donato Milanese (MI)	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
Ieoc SpA	San Donato Milanese (MI)	Egypt	EUR	18,331,000	Eni SpA	100.00	100.00	F.C.
Società Adriatica Idrocarburi SpA	San Giovanni Teatino (CH)	Italy	EUR	14,738,000	Eni SpA	100.00	100.00	F.C.
Società Ionica Gas SpA	San Giovanni Teatino (CH)	Italy	EUR	11,452,500	Eni SpA	100.00	100.00	F.C.
Società Petrolifera Italiana SpA	San Donato Milanese (MI)	Italy	EUR	24,103,200	Eni SpA Third parties	99.96 0.04	99.96	F.C.
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Venezia Marghera (VE)	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.

Outside Italy

Agip Caspian Sea BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Energy and Natural Resources (Nigeria) Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV Eni Oil Holdings BV	95.00 5.00	100.00	F.C.
Agip Karachaganak BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Oil Ecuador BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Agip Oleoducto de Crudos Pesados BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00		Eq.
Burren (Cyprus) Holdings Ltd	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren En. (Berm) Ltd	100.00		Co.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Burren Energy (Bermuda) Ltd	Hamilton (Bermuda)	United Kingdom	USD	62,342,955	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Congo Ltd	Tortola (British Virgin Islands)	Republic of the Congo	USD	50,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Burren Energy (Egypt) Ltd	London (United Kingdom)	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
Burren Energy India Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Ltd	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Burren Energy Plc	London (United Kingdom)	United Kingdom	GBP	28,819,023	Eni UK Holding Plc Eni UK Ltd	99.99 (..)	100.00	F.C.
Burren Energy (Services) Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Ship Management Ltd	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren (Cyp) Hold. Ltd	100.00
Burren Energy Shipping and Transportation Ltd	Nicosia (Cyprus)	Cyprus	EUR	3,420	Burren (Cyp) Hold. Ltd Burren En. (Berm) Ltd	50.00 50.00		Co.
Burren Shakti Ltd	Hamilton (Bermuda)	United Kingdom	USD	65,300,000	Burren En. India Ltd	100.00	100.00	F.C.
Eni Abu Dhabi BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni AEP Ltd	London (United Kingdom)	Pakistan	GBP	73,471,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Algeria Exploration BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Algeria Ltd Sàrl	Luxembourg (Luxembourg)	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Algeria Production BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ambalat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni America Ltd	Dover, Delaware (USA)	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
Eni Angola Exploration BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Angola Production BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Argentina Exploración y Explotación SA	Buenos Aires (Argentina)	Argentina	ARS	24,136,336	Eni International BV Eni Oil Holdings BV	95.00 5.00		Eq.
Eni Arguni I Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Australia BV	Amsterdam (Netherlands)	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Australia Ltd	London (United Kingdom)	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
Eni BB Petroleum Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni BTC Ltd	London (United Kingdom)	United Kingdom	GBP	34,000,000	Eni International BV	100.00		Eq.
Eni Bukat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Bulungan BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Canada Holding Ltd	Calgary (Canada)	Canada	USD	1,453,200,001	Eni International BV	100.00	100.00	F.C.
Eni CBM Ltd	London (United Kingdom)	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00	100.00	F.C.
Eni China BV	Amsterdam (Netherlands)	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Congo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	USD	17,000,000	Eni E&P Holding BV Eni Int. NA NV Sàrl Eni International BV	99.99 (..) (..)	100.00	F.C.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Croatia BV	Amsterdam (Netherlands)	Croatia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Cyprus Ltd	Nicosia (Cyprus)	Cyprus	EUR	2,002	Eni International BV	100.00	100.00	F.C.
Eni Dación BV	Amsterdam (Netherlands)	Netherlands	EUR	90,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Denmark BV	Amsterdam (Netherlands)	Greenland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni do Brasil Investimentos em Exploração e Produção de Petróleo Ltda (former Eni Oil do Brasil SA)	Rio de Janeiro (Brazil)	Brazil	BRL	1,579,800,000	Eni International BV Eni Oil Holdings BV	99.99 (..)		Eq.
Eni East Sepinggan Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Elgin/Franklin Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Energy Russia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Engineering E&P Ltd	London (United Kingdom)	United Kingdom	GBP	40,000,001	Eni UK Ltd	100.00	100.00	F.C.
Eni Exploration & Production Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
Eni Gabon SA	Libreville (Gabon)	Gabon	XAF	7,400,000,000	Eni International BV Third parties	99.96 0.04	99.96	F.C.
Eni Ganal Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Gas & Power LNG Australia BV	Amsterdam (Netherlands)	Australia	EUR	10,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ghana Exploration and Production Ltd	Accra (Ghana)	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Eni Hewett Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Hydrocarbons Venezuela Ltd	London (United Kingdom)	United Kingdom	GBP	11,000	Eni Lasmo Plc	100.00		Eq.
Eni India Ltd	London (United Kingdom)	India	GBP	44,000,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Indonesia Ltd	London (United Kingdom)	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
Eni Indonesia Ots 1 Ltd	George Town (Cayman Islands)	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni International NA NV Sàrl	Luxembourg (Luxembourg)	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
Eni Investments Plc	London (United Kingdom)	United Kingdom	GBP	750,050,000	Eni SpA Eni UK Ltd	99.99 (..)	100.00	F.C.
Eni Iran BV	Amsterdam (Netherlands)	Iran	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Iraq BV	Amsterdam (Netherlands)	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ireland BV	Amsterdam (Netherlands)	Ireland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Isatay BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Ivory Coast Ltd (former Eni BBI Ltd)	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00		Eq.
Eni JPDA 03-13 Ltd	London (United Kingdom)	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 06-105 Pty Ltd	Perth (Australia)	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
Eni JPDA 11-106 BV	Amsterdam (Netherlands)	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
Eni Kenya BV	Amsterdam (Netherlands)	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Krueng Mane Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Lasmo Plc	London (United Kingdom)	United Kingdom	GBP	337,638,724.25	Eni Investments Plc Eni UK Ltd	99.99 (..)	100.00	F.C.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Liberia BV	Amsterdam (Netherlands)	Liberia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Liverpool Bay Operating Co Ltd	London (United Kingdom)	United Kingdom	GBP	5,001,000	Eni UK Ltd	100.00	100.00	F.C.
Eni LNS Ltd	London (United Kingdom)	United Kingdom	GBP	80,400,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Mali BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Marketing Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Middle East BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Middle East Ltd	London (United Kingdom)	United Kingdom	GBP	5,000,002	Eni ULT Ltd	100.00	100.00	F.C.
Eni MOG Ltd (in liquidation)	London (United Kingdom)	United Kingdom	GBP	220,711,147.50	Eni Lasmo Plc Eni LNS Ltd	99.99 (..)	100.00	F.C.
Eni Mozambique Engineering Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00		Eq.
Eni Mozambique LNG Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Muara Bakau BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Myanmar BV	Amsterdam (Netherlands)	Myanmar	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Norge AS	Forus (Norway)	Norway	NOK	278,000,000	Eni International BV	100.00	100.00	F.C.
Eni North Africa BV	Amsterdam (Netherlands)	Libya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni North Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Oil & Gas Inc	Dover, Delaware (USA)	USA	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
Eni Oil Algeria Ltd	London (United Kingdom)	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Oil Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
Eni Pakistan Ltd	London (United Kingdom)	Pakistan	GBP	90,087	Eni ULX Ltd	100.00	100.00	F.C.
Eni Pakistan (M) Ltd Sàrl	Luxembourg (Luxembourg)	Pakistan	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Papalang Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Petroleum Co Inc	Dover, Delaware (USA)	USA	USD	156,600,000	Eni SpA Eni International BV	63.86 36.14	100.00	F.C.
Eni Petroleum US Llc	Dover, Delaware (USA)	USA	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
Eni PNG Ltd (in liquidation)	Port Moresby (Papua New Guinea)	Papua New Guinea	PGK	15,400,274	Eni International BV	100.00		Co.
Eni Polska s. z. o. (in liquidation)	Warsaw (Poland)	Poland	PLN	4,100,000	Eni International BV	100.00	100.00	F.C.
Eni Popodi Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Portugal BV	Amsterdam (Netherlands)	Portugal	EUR	20,000	Eni International BV	100.00		Eq.
Eni Rapak Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni RD Congo SA	Kinshasa (Democratic Republic of the Congo)	Democratic Republic of the Congo	CDF	10,000,000,000	Eni International BV Eni Oil Holdings BV	99.99 (..)	100.00	F.C.
Eni South Africa BV	Amsterdam (Netherlands)	Republic of South Africa	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni South China Sea Ltd Sàrl	Luxembourg (Luxembourg)	China	USD	20,000	Eni International BV	100.00		Eq.
Eni South Salawati Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni TNS Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Togo BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Trinidad and Tobago Ltd	Port of Spain (Trinidad & Tobago)	Trinidad & Tobago	TTD	1,181,880	Eni International BV	100.00	100.00	F.C.
Eni Tunisia BV	Amsterdam (Netherlands)	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Turkmenistan Ltd (former Burren Resources Petroleum Ltd)	Hamilton (Bermuda)	Turkmenistan	USD	20,000	Burren Energy (Bermuda) Ltd	100.00	100.00	F.C.
Eni UHL Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
Eni UKCS Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni UK Holding Plc	London (United Kingdom)	United Kingdom	GBP	424,050,000	Eni Lasmo Plc Eni UK Ltd	99.99 (..)	100.00	F.C.
Eni UK Ltd	London (United Kingdom)	United Kingdom	GBP	250,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ukraine Deep Waters BV	Amsterdam (Netherlands)	Ukraine	EUR	20,000	Eni Ukraine Hold. BV	100.00		Eq.
Eni Ukraine Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ukraine Llc	Kiev (Ukraine)	Ukraine	UAH	42,004,757.64	Eni Ukraine Hold. BV Eni International BV	99.99 0.01	100.00	F.C.
Eni Ukraine Shallow Waters BV	Amsterdam (Netherlands)	Ukraine	EUR	20,000	Eni Ukraine Hold. BV	100.00		Eq.
Eni ULT Ltd	London (United Kingdom)	United Kingdom	GBP	93,215,492.25	Eni Lasmo Plc	100.00	100.00	F.C.
Eni ULX Ltd	London (United Kingdom)	United Kingdom	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
Eni USA Gas Marketing Llc	Dover, Delaware (USA)	USA	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
Eni USA Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
Eni US Operating Co Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Venezuela BV	Amsterdam (Netherlands)	Venezuela	EUR	20,000	Eni Venezuela E&P Holding SA	100.00	100.00	F.C.
Eni Venezuela E&P Holding SA	Bruxelles (Belgium)	Belgium	USD	963,800,000	Eni International BV Eni Oil Holdings BV	99.97 0.03	100.00	F.C.
Eni Ventures Plc (in liquidation)	London (United Kingdom)	United Kingdom	GBP	278,050,000	Eni International BV Eni Oil Holdings BV	99.99 (..)		Co.
Eni Vietnam BV	Amsterdam (Netherlands)	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Western Asia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni West Timor Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Yemen Ltd	London (United Kingdom)	United Kingdom	GBP	1,000	Burren Energy Plc	100.00		Eq.
Eurl Eni Algérie	Algeri (Algeria)	Algeria	DZD	1,000,000	Eni Algeria Ltd Sàrl	100.00		Eq.
First Calgary Petroleums LP	Wilmington (USA)	Algeria	USD	1	Eni Canada Hold. Ltd FCP Partner Co ULC	99.90 0.10	100.00	F.C.
First Calgary Petroleums Partner Co ULC	Calgary (Canada)	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
Hindustan Oil Exploration Co Ltd (**)	Vadodara (India)	India	INR	1,304,932,890	Burren Shakti Ltd Eni UK Holding Plc Burren En. India Ltd Third parties	27.16 20.01 0.01 52.82	47.18	F.C.
HOEC Bardahl India Ltd	Vadodara (India)	India	INR	5,000,200	Hindus. Oil E. Co Ltd	100.00		Eq.
Ieoc Exploration BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Ieoc Production BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Lasmo Sanga Sanga Ltd	Hamilton (Bermuda)	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(**)	The company is de facto controlled due to a wide dispersion of the other shareholdings.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Liverpool Bay Ltd	London (United Kingdom)	United Kingdom	USD	29,075,343	Eni ULX Ltd	100.00	100.00	F.C.
Nigerian Agip CPFA Ltd	Lagos (Nigeria)	Nigeria	NGN	1,262,500	NAOC Ltd Agip En Nat Res.Ltd Nigerian Agip E. Ltd	98.02 0.99 0.99		Co.
Nigerian Agip Exploration Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV Eni Oil Holdings BV	99.99 0.01	100.00	F.C.
Nigerian Agip Oil Co Ltd	Abuja (Nigeria)	Nigeria	NGN	1,800,000	Eni International BV Eni Oil Holdings BV	99.89 0.11	100.00	F.C.
OOO ‘Eni Energhia’	Moscow (Russia)	Russia	RUB	2,000,000	Eni Energy Russia BV Eni Oil Holdings BV	99.90 0.10	100.00	F.C.
Tecnomare Egypt Ltd	Cairo (Egypt)	Egypt	EGP	50,000	Tecnomare SpA Soc. Ionica Gas SpA	99.00 1.00		Eq.
Zetah Congo Ltd	Nassau (Bahamas)	Republic of the Congo	USD	300	Eni Congo SA Burren En. Congo Ltd	66.67 33.33		Co.
Zetah Kouilou Ltd	Nassau (Bahamas)	Republic of the Congo	USD	2,000	Eni Congo SA Burren En. Congo Ltd Third parties	54.50 37.00 8.50		Co.

Gas & Power

In Italy

ACAM Clienti SpA	La Spezia	Italy	EUR	120,000	Eni SpA	100.00	100.00	F.C.
Eni Gas Transport Services Srl	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
Eni Medio Oriente SpA	San Donato Milanese (MI)	Italy	EUR	6,655,992	Eni SpA	100.00		Eq.
EniPower Mantova SpA	San Donato Milanese (MI)	Italy	EUR	144,000,000	EniPower SpA Third parties	86.50 13.50	86.50	F.C.
EniPower SpA	San Donato Milanese (MI)	Italy	EUR	944,947,849	Eni SpA	100.00	100.00	F.C.
Est Più SpA	Gorizia	Italy	EUR	7,100,000	Eni SpA	100.00	100.00	F.C.
LNG Shipping SpA	San Donato Milanese (MI)	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
Servizi Fondo Bombole Metano SpA	Rome	Italy	EUR	13,580,000.20	Eni SpA	100.00		Co.
Trans Tunisian Pipeline Co SpA	San Donato Milanese (MI)	Tunisia	EUR	1,098,000	Eni SpA	100.00	100.00	F.C.

Outside Italy

Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Ljubljana (Slovenia)	Slovenia	EUR	12,956,935	Eni SpA Third parties	51.00 49.00	51.00	F.C.
Distrigas LNG Shipping SA	Bruxelles (Belgium)	Belgium	EUR	788,579.55	LNG Shipping SpA Eni Gas & Power NV	99.99 (..)	100.00	F.C.
Eni G&P France BV	Amsterdam (Netherlands)	France	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni G&P Trading BV	Amsterdam (Netherlands)	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
Eni Gas & Power France SA	Levallois Perret (France)	France	EUR	29,937,600	Eni G&P France BV Third parties	99.85 0.15	99.85	F.C.
Eni Gas & Power NV	Bruxelles (Belgium)	Belgium	EUR	413,248,823.14	Eni SpA Eni International BV	99.99 (..)	100.00	F.C.
Eni Gas Transport Services SA (in liquidation)	Lugano (Switzerland)	Switzerland	CHF	100,000	Eni International BV	100.00	100.00	F.C.
Eni Power Generation NV	Bruxelles (Belgium)	Belgium	EUR	5,161,500	Eni SpA Eni Gas & Power NV	99.99 (..)	100.00	F.C.
Eni Wind Belgium NV	Bruxelles (Belgium)	Belgium	EUR	333,000	Eni Gas & Power NV Eni International BV	99.70 0.30	100.00	F.C.
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisi (Tunisia)	Tunisia	TND	99,000	Eni International BV Third parties	66.67 33.33	66.67	F.C.
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisi (Tunisia)	Tunisia	TND	200,000	Eni International BV Eni Gas & Power NV Eni SpA Trans Tunis. P. Co SpA	99.85 0.05 0.05 0.05	100.00	F.C.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Tigáz Gepa Kft	Hajdúszoboszló (Hungary)	Hungary	HUF	52,780,000	Tigáz Zrt	100.00			Eq.
Tigáz-Dso Földgázelosztó kft	Hajdúszoboszló (Hungary)	Hungary	HUF	62,066,000	Tigáz Zrt	100.00		98.04	F.C.
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hajdúszoboszló (Hungary)	Hungary	HUF	17,000,000,000	Eni SpA Tigáz Zrt Third parties	97.88 0.16 1.96	(a)	98.04	F.C.

Refining & Marketing

In Italy

Consorzio AgipGas Sabina (in liquidation)	Cittaducale (RI)	Italy	EUR	5,160	Eni Rete o&no SpA	100.00			Co.
Consorzio Condeco Santapalomba (in liquidation)	Rome	Italy	EUR	125,507	Eni SpA Third parties	92.66 7.34			Eq.
Consorzio Movimentazioni Petrolifere nel Porto di Livorno	Stagno (LI)	Italy	EUR	1,000	Ecofuel SpA Costiero Gas L. SpA Third parties	49.90 11.00 39.10			Co.
Ecofuel SpA	San Donato Milanese (MI)	Italy	EUR	52,000,000	Eni SpA	100.00		100.00	F.C.
Eni Fuel Centrosud SpA	Rome	Italy	EUR	21,000,000	Eni SpA	100.00		100.00	F.C.
Eni Fuel Nord SpA	San Donato Milanese (MI)	Italy	EUR	9,670,000	Eni SpA	100.00		100.00	F.C.
Eni Rete oil&nonoil SpA	Rome	Italy	EUR	27,480,000	Eni SpA	100.00		100.00	F.C.
Eni Trading & Shipping SpA	Rome	Italy	EUR	60,036,650	Eni SpA Eni Gas & Power NV	94.73 5.27		100.00	F.C.
Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni SpA	100.00		100.00	F.C.

Outside Italy

Agip Lubricantes SA (in liquidation)	Buenos Aires (Argentina)	Argentina	ARS	1,500,000	Eni International BV Eni Oil Holdings BV	97.00 3.00			Eq.
Eni Austria GmbH	Vienna (Austria)	Austria	EUR	78,500,000	Eni International BV Eni Deutsch. GmbH	75.00 25.00		100.00	F.C.
Eni Benelux BV	Rotterdam (Netherlands)	Netherlands	EUR	1,934,040	Eni International BV	100.00		100.00	F.C.
Eni Ceská Republika Sro	Prague (Czech Republic)	Czech Republic	CZK	359,000,000	Eni International BV Eni Oil Holdings BV	99.99 0.01		100.00	F.C.
Eni Deutschland GmbH	Munich (Germany)	Germany	EUR	90,000,000	Eni International BV Eni Oil Holdings BV	89.00 11.00		100.00	F.C.
Eni Ecuador SA	Quito (Ecuador)	Ecuador	USD	103,142.08	Eni International BV Esain SA	99.93 0.07		100.00	F.C.
Eni France Sàrl	Lyon (France)	France	EUR	56,800,000	Eni International BV	100.00		100.00	F.C.
Eni Hungaria Zrt	Budaörs (Hungary)	Hungary	HUF	15,441,600,000	Eni International BV	100.00		100.00	F.C.
Eni Iberia SLU	Alcobendas (Spain)	Spain	EUR	17,299,100	Eni International BV	100.00		100.00	F.C.
Eni Lubricants Trading (Shanghai) Co Ltd	Shanghai (China)	China	EUR	5,000,000	Eni International BV	100.00			Eq.
Eni Marketing Austria GmbH	Vienna (Austria)	Austria	EUR	19,621,665.23	Eni Mineralölh. GmbH Eni International BV	99.99 (..)		100.00	F.C.
Eni Mineralölhandel GmbH	Vienna (Austria)	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00		100.00	F.C.
Eni Romania Srl	Bucharest (Romania)	Romania	RON	23,876,310	Eni International BV Eni Oil Holdings BV	99.00 1.00		100.00	F.C.
Eni Schmiertechnik GmbH	Wurzburg (Germany)	Germany	EUR	2,000,000	Eni Deutsch. GmbH	100.00		100.00	F.C.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(a)	Controlling interest:	Eni SpA	98.04
		Third parties	1.96

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Eni Slovenija doo	Ljubljana (Slovenia)	Slovenia	EUR	3,795,528.29	Eni International BV	100.00	100.00	F.C.
Eni Slovensko Spol Sro	Bratislava (Slovakia)	Slovakia	EUR	36,845,251	Eni International BV Eni Oil Holdings BV	99.99 0.01	100.00	F.C.
Eni Suisse SA	Lausanne (Switzerland)	Switzerland	CHF	102,500,000	Eni International BV Third parties	99.99 (..)	100.00	F.C.
Eni Trading & Shipping Inc	Dover, Delaware (USA)	USA	USD	36,000,000	Ets SpA	100.00	100.00	F.C.
Eni USA R&M Co Inc	Wilmington (USA)	USA	USD	11,000,000	Eni International BV	100.00	100.00	F.C.
Esacontrol SA	Quito (Ecuador)	Ecuador	USD	60,000	Eni Ecuador SA Third parties	87.00 13.00		Eq.
Esain SA	Quito (Ecuador)	Ecuador	USD	30,000	Eni Ecuador SA Tecnoesa SA	99.99 (..)	100.00	F.C.
Oléoduc du Rhône SA	Valais (Switzerland)	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
OOO ‘‘Eni-Nefto’’	Moscow (Russia)	Russia	RUB	1,010,000	Eni International BV Eni Oil Holdings BV	99.01 0.99		Eq.
Tecnoesa SA	Quito (Ecuador)	Ecuador	USD	36,000	Eni Ecuador SA Esain SA	99.99 (..)		Eq.

Versalis

In Italy

Versalis SpA	San Donato Milanese (MI)	Italy	EUR	1,553,400,000	Eni SpA	100.00	100.00	F.C.
Consorzio Industriale Gas Naturale	San Donato Milanese (MI)	Italy	EUR	124,000	Versalis SpA Raff. di Gela SpA Eni SpA Syndial SpA Raff. Milazzo ScpA	53.55 18.74 15.37 0.76 11.58		Eq.

Outside Italy

Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság	Budapest (Hungary)	Hungary	HUF	8,092,160,000	Versalis SpA Versalis Deutsch. GmbH Versalis International SA	96.34 1.83 1.83	100.00	F.C.
Eni Chemicals Trading (Shanghai) Co Ltd	Shanghai (China)	China	USD	5,000,000	Versalis SpA	100.00	100.00	F.C.
Polimeri Europa Elastomeres France SA (in liquidation)	Champagnier (France)	France	EUR	13,011,904	Versalis SpA	100.00		Eq.
Versalis Deutschland GmbH (former Polimeri Europa GmbH)	Eschborn (Germany)	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
Versalis France SAS (former Polimeri Europa France SAS)	Mardyck (France)	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
Versalis International SA	Bruxelles (Belgium)	Belgium	EUR	15,449,173.88	Versalis SpA Versalis Deutsch. GmbH Dunastyr Zrt Versalis France	59.00 23.71 14.43 2.86	100.00	F.C.
Versalis Kimya Ticaret Limited Sirketi	Istanbul (Turkey)	Turkey	TRY	20,000	Versalis International SA	100.00		Eq.
Versalis Pacific (India) Private Ltd	Mumbai (India)	India	INR	100,000	Versalis Pacific Trading Third parties	99.99 0.01		Eq.
Versalis Pacific Trading (Shanghai) Co Ltd	Shanghai (China)	China	CNY	1,000,000	Eni Chem. Trad. Co Ltd	100.00	100.00	F.C.
Versalis UK Ltd (former Polimeri Europa UK Ltd)	Hythe (United Kingdom)	United Kingdom	GBP	4,004,041	Versalis SpA	100.00	100.00	F.C.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Engineering & Construction

In Italy

Saipem SpA (#)	San Donato Milanese (MI)	Italy	EUR	441,410,900	Eni SpA Saipem SpA Third parties	42.91 0.44 56.65	(a)	43.11	F.C.
Denuke Scarl	San Donato Milanese (MI)	Italy	EUR	10,000	Saipem SpA Third parties	55.00 45.00		23.71	F.C.
Servizi Energia Italia SpA	San Donato Milanese (MI)	Italy	EUR	291,000	Saipem SpA	100.00		43.11	F.C.
Smacemex Scarl	San Donato Milanese (MI)	Italy	EUR	10,000	Saipem SpA Third parties	60.00 40.00		25.87	F.C.
SnamprogettiChiyoda SAS di Saipem SpA	San Donato Milanese (MI)	Algeria	EUR	10,000	Saipem SpA Third parties	99.90 0.10		43.07	F.C.

Outside Italy

Andromeda Consultoria Tecnica e Representações Ltda	Rio de Janeiro (Brazil)	Brazil	BRL	5,494,210	Saipem SpA Snamprog. Netherl. BV	99.00 1.00		43.11	F.C.
Boscongo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	XAF	1,597,805,000	Saipem SA	100.00		43.11	F.C.
Construction Saipem Canada Inc	Montréal (Canada)	Canada	CAD	1,000	Saipem Canada Inc	100.00		43.11	F.C.
ER SAI Caspian Contractor Llc	Almaty (Kazakhstan)	Kazakhstan	KZT	1,105,930,000	Saipem Intern. BV Third parties	50.00 50.00		21.56	F.C.
ERS - Equipment Rental & Services BV	Amsterdam (Netherlands)	Netherlands	EUR	90,760	Saipem Intern. BV	100.00		43.11	F.C.
Global Petroprojects Services AG	Zurich (Switzerland)	Switzerland	CHF	5,000,000	Saipem Intern. BV	100.00		43.11	F.C.
Moss Maritime AS	Lysaker (Norway)	Norway	NOK	40,000,000	Saipem Intern. BV	100.00		43.11	F.C.
Moss Maritime Inc	Houston (USA)	USA	USD	145,000	Moss Maritime AS	100.00		43.11	F.C.
North Caspian Service Co Llp	Almaty (Kazakhstan)	Kazakhstan	KZT	1,910,000,000	Saipem Intern. BV	100.00		43.11	F.C.
Petrex SA	Iquitos (Peru)	Peru	PEN	762,729,045	Saipem Intern. BV Snamprog. Netherl. BV	99.99 (..)		43.11	F.C.
Professional Training Center Llc	Karakiyan (Kazakhstan)	Kazakhstan	KZT	1,000,000	ER SAI Caspian Llc	100.00		21.56	F.C.
PT Saipem Indonesia	Jakarta Selatan (Indonesia)	Indonesia	USD	152,778,100	Saipem Intern. BV Saipem Asia Sdn Bhd	68.55 31.45		43.11	F.C.
SAGIO Companhia Angolana de Gestão de Instalação Offshore Ltda	Luanda (Angola)	Angola	AOA	1,600,000	Saipem Intern. BV Third parties	60.00 40.00			Eq.
Saigut SA de CV	Delegacion Cuauhtemoc (Mexico)	Mexico	MXN	90,050,000	Saimexicana SA Saipem Serv. M. SA CV	99.99 (..)		43.11	F.C.
Saimep Limitada	Maputo (Mozambico)	Mozambique	MZN	70,000,000	Saipem SA Saipem Intern. BV	99.98 0.02		43.11	F.C.
Saimexicana SA de CV	Delegacion Cuauhtemoc (Mexico)	Mexico	MXN	1,528,188,000	Saipem SA Sofresid SA	99.99 (..)		43.11	F.C.
Saipem America Inc	Wilmington (USA)	USA	USD	50,000,000	Saipem Intern. BV	100.00		43.11	F.C.
Saipem Argentina de Perforaciones, Montajes Y Proyectos Sociedad Anónima, Minera, Industrial, Comercial y Financiera (in liquidation)	Buenos Aires (Argentina)	Argentina	ARS	1,805,300	Saipem Intern. BV Third parties	99.90 0.10			Eq.
Saipem Asia Sdn Bhd	Kuala Lumpur (Malaysia)	Malaysia	MYR	8,116,500	Saipem Intern. BV	100.00		43.11	F.C.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.
(a)	Controlling interest:	Eni SpA	43.11
		Third parties	56.89

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Saipem Australia Pty Ltd	West Perth (Australia)	Australia	AUD	10,661,000	Saipem Intern. BV	100.00		43.11	F.C.
Saipem (Beijing) Technical Services Co Ltd	Beijing (China)	China	USD	1,750,000	Saipem Intern. BV	100.00		43.11	F.C.
Saipem Canada Inc	Montréal (Canada)	Canada	CAD	100,100	Saipem Intern. BV	100.00		43.11	F.C.
Saipem Contracting Algérie SpA	Algeri (Algeria)	Algeria	DZD	1,556,435,000	Sofresid SA Saipem SA	99.99 (..)		43.11	F.C.
Saipem Contracting Netherlands BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Saipem Intern. BV	100.00		43.11	F.C.
Saipem Contracting (Nigeria) Ltd	Lagos (Nigeria)	Nigeria	NGN	827,000,000	Saipem Intern. BV Third parties	97.94 2.06		42.23	F.C.
Saipem do Brasil Serviçõs de Petroleo Ltda	Rio de Janeiro (Brazil)	Brazil	BRL	854,796,299	Saipem Intern. BV	100.00		43.11	F.C.
Saipem Drilling Co Private Ltd	Mumbai (India)	India	INR	50,273,400	Saipem SA Saipem Intern. BV	50.27 49.73		43.11	F.C.
Saipem Drilling Norway AS	Sola (Norway)	Norway	NOK	100,000	Saipem Intern. BV	100.00		43.11	F.C.
Saipem East Africa Ltd	Kampala (Uganda)	Uganda	UGX	50,000,000	Saipem Intern. BV Third parties	51.00 49.00			Eq.
Saipem India Projects Private Ltd (former Saipem India Projects Ltd)	Chennai (India)	India	INR	407,000,000	Saipem SA	100.00		43.11	F.C.
Saipem Ingenieria y Construcciones SLU	Madrid (Spain)	Spain	EUR	80,000	Saipem Intern. BV	100.00		43.11	F.C.
Saipem International BV	Amsterdam (Netherlands)	Netherlands	EUR	172,444,000	Saipem SpA	100.00		43.11	F.C.
Saipem Libya Llc - SA.LI.CO. Llc	Tripoli (Libya)	Libya	LYD	10,000,000	Saipem Intern. BV Snamprog. Netherl. BV	60.00 40.00		43.11	F.C.
Saipem Ltd	Kingston Upon Thames - Surrey (United Kingdom)	United Kingdom	EUR	7,500,000	Saipem Intern. BV	100.00		43.11	F.C.
Saipem Luxembourg SA	Luxembourg (Luxembourg)	Luxembourg	EUR	31,002	Saipem Maritime Sàrl Saipem Portugal Lda	99.99 (..)		43.11	F.C.
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur (Malaysia)	Malaysia	MYR	1,033,500	Saipem Intern. BV Third parties	41.94 58.06	(a)	17.84	F.C.
Saipem Maritime Asset Management Luxembourg Sàrl	Luxembourg (Luxembourg)	Luxembourg	USD	378,000	Saipem SpA	100.00		43.11	F.C.
Saipem Misr for Petroleum Services SAE	Port Said (Egypt)	Egypt	EUR	2,000,000	Saipem Intern. BV ERS BV Saipem Portugal Lda	99.92 0.04 0.04		43.11	F.C.
Saipem (Nigeria) Ltd	Lagos (Nigeria)	Nigeria	NGN	259,200,000	Saipem Intern. BV Third parties	89.41 10.59		38.55	F.C.
Saipem Norge AS	Sola (Norway)	Norway	NOK	100,000	Saipem Intern. BV	100.00		43.11	F.C.
Saipem Offshore Norway AS	Sola (Norway)	Norway	NOK	120,000	Saipem SpA	100.00		43.11	F.C.
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Caniçal (Portugal)	Portugal	EUR	299,278,738.24	Saipem Intern. BV	100.00		43.11	F.C.
Saipem SA	Montigny-le-Bretonneux (France)	France	EUR	26,488,694.96	Saipem SpA	100.00		43.11	F.C.
Saipem Services México SA de CV	Delegacion Cuauhtemoc (Mexico)	Mexico	MXN	50,000	Saimexicana SA Saipem America Inc	99.99 (..)		43.11	F.C.
Saipem Singapore Pte Ltd	Singapore (Singapore)	Singapore	SGD	28,890,000	Saipem SA	100.00		43.11	F.C.
Saipem UK Ltd (in liquidation)	London (United Kingdom)	United Kingdom	GBP	9,705	Saipem Intern. BV	100.00		43.11	F.C.
Saipem Ukraine Llc	Kiev (Ukraine)	Ukraine	EUR	106,060.61	Saipem Intern. BV Saipem Luxemb. SA	99.00 1.00		43.11	F.C.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(a)	Controlling interest:	Saipem International BV	41.38
		Third parties	58.62

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Sajer Iraq Co for Petroleum Services Trading General Contracting & Transport Llc	Baghdad (Iraq)	Iraq	IQD	300,000,000	Saipem Intern. BV Third parties	60.00 40.00	25.87	F.C.
Saudi Arabian Saipem Ltd	Al Khobar (Saudi Arabia)	Saudi Arabia	SAR	5,000,000	Saipem Intern. BV Third parties	60.00 40.00	25.87	F.C.
Sigurd Rück AG	Zurich (Switzerland)	Switzerland	CHF	25,000,000	Saipem Intern. BV	100.00	43.11	F.C.
Snamprogetti Engineering & Contracting Co Ltd	Al Khobar (Saudi Arabia)	Saudi Arabia	SAR	10,000,000	Snamprog. Netherl. BV Third parties	70.00 30.00	30.18	F.C.
Snamprogetti Engineering BV	Amsterdam (Netherlands)	Netherlands	EUR	18,151.20	Saipem Maritime Sàrl	100.00	43.11	F.C.
Snamprogetti Ltd (in liquidation)	London (United Kingdom)	United Kingdom	GBP	9,900	Snamprog. Netherl. BV	100.00	43.11	F.C.
Snamprogetti Lummus Gas Ltd	Sliema (Malta)	Malta	EUR	50,000	Snamprog. Netherl. BV Third parties	99.00 1.00	42.68	F.C.
Snamprogetti Netherlands BV	Amsterdam (Netherlands)	Netherlands	EUR	92,117,340	Saipem SpA	100.00	43.11	F.C.
Snamprogetti Romania Srl	Bucharest (Romania)	Romania	RON	5,034,100	Snamprog. Netherl. BV Saipem Intern. BV	99.00 1.00	43.11	F.C.
Snamprogetti Saudi Arabia Co Ltd Llc	Al Khobar (Saudi Arabia)	Saudi Arabia	SAR	10,000,000	Saipem Intern. BV Snamprog. Netherl. BV	95.00 5.00	43.11	F.C.
Sofresid Engineering SA	Montigny-le-Bretonneux (France)	France	EUR	1,267,142.80	Sofresid SA Third parties	99.99 0.01	43.11	F.C.
Sofresid SA	Montigny-le-Bretonneux (France)	France	EUR	8,253,840	Saipem SA Third parties	99.99 (..)	43.11	F.C.
Sonsub International Pty Ltd	Sydney (Australia)	Australia	AUD	13,157,570	Saipem Intern. BV	100.00	43.11	F.C.

Other activities

In Italy

Syndial SpA - Attività Diversificate	San Donato Milanese (MI)	Italy	EUR	409,936,364.07	Eni SpA Third parties	99.99 (..)	100.00	F.C.
Anic Partecipazioni SpA (in liquidation)	Gela (CL)	Italy	EUR	23,519,847.16	Syndial SpA Third parties	99.96 0.04		Eq.
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	Gela (CL)	Italy	EUR	1,300,000	Syndial SpA Third parties	52.00 48.00		Eq.
Ing. Luigi Conti Vecchi SpA	Assemini (CA)	Italy	EUR	130,000	Syndial SpA	100.00	100.00	F.C.

Outside Italy

Oleodotto del Reno SA	Coira (Switzerland)	Switzerland	CHF	1,550,000	Syndial SpA	100.00		Eq.

Corporate and financial companies

In Italy

Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	4,000,000	Eni SpA	100.00	100.00	F.C.
Eni Adfin SpA	Rome	Italy	EUR	85,537,498.80	Eni SpA Third parties	99.63 0.37	99.63	F.C.
Eni Corporate University SpA	San Donato Milanese (MI)	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
EniServizi SpA	San Donato Milanese (MI)	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
Serfactoring SpA	San Donato Milanese (MI)	Italy	EUR	5,160,000	Eni Adfin SpA Third parties	49.00 51.00	48.82	F.C.
Servizi Aerei SpA	San Donato Milanese (MI)	Italy	EUR	79,817,238	Eni SpA	100.00	100.00	F.C.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Outside Italy

Banque Eni SA	Bruxelles (Belgium)	Belgium	EUR	50,000,000	Eni International BV Eni Oil Holdings BV	99.90 0.10	100.00	F.C.
Eni Finance International SA	Bruxelles (Belgium)	Belgium	USD	3,475,036,000	Eni International BV Eni SpA	66.39 33.61	100.00	F.C.
Eni Finance USA Inc	Dover, Delaware (USA)	USA	USD	15,000,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Insurance Ltd	Dublin (Ireland)	Ireland	EUR	100,000,000	Eni SpA	100.00	100.00	F.C.
Eni International BV	Amsterdam (Netherlands)	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
Eni International Resources Ltd	London (United Kingdom)	United Kingdom	GBP	50,000	Eni SpA Eni UK Ltd	99.99 (..)	100.00	F.C.

Joint arrangements and associates

Exploration & Production

In Italy

Eni East Africa SpA (†)	San Donato Milanese (MI)	Mozambique	EUR	20,000,000	Eni SpA Third parties	71.43 28.57	71.43	J.O.
Società Oleodotti Meridionali - SOM SpA (†)	San Donato Milanese (MI)	Italy	EUR	3,085,000	Eni SpA Third parties	70.00 30.00	70.00	J.O.
Venezia Tecnologie SpA (†)	Porto Marghera (VE)	Italy	EUR	150,000	Eni SpA Third parties	50.00 50.00		Eq.

Outside Italy

Agiba Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	50.00 50.00		Co.
Al-Fayrouz Petroleum Co (†) (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV Third parties	50.00 50.00		Co.
Angola LNG Ltd	Hamilton (Bermuda)	Angola	USD	10,822,085,779	Eni Angola Prod. BV Third parties	13.60 86.40		Eq.
Ashrafi Island Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	25.00 75.00		Co.
Barentsmorneftegaz Sàrl (†)	Luxembourg (Luxembourg)	Russia	USD	20,000	Eni Energy Russia BV Third parties	33.33 66.67		Eq.
Cabo Delgado Development Limitada (†)	Maputo (Mozambique)	Mozambique	USD	40,000	Eni Mozambique LNG Third parties	50.00 50.00		Co.
CARDÓN IV SA (†)	Caracas (Venezuela)	Venezuela	VEF	17,210,000	Eni Venezuela BV Third parties	50.00 50.00		Eq.
Compañia Agua Plana SA	Caracas (Venezuela)	Venezuela	VEF	100	Eni Venezuela BV Third parties	26.00 74.00		Co.
East Delta Gas Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	37.50 62.50		Co.
East Kanayis Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	50.00 50.00		Co.
East Obaiyed Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc SpA Third parties	50.00 50.00		Co.
El Temsah Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	25.00 75.00		Co.
EniRepSa Gas Ltd (†) (in liquidation)	Al-Khobar (Saudi Arabia)	Saudi Arabia	SAR	11,250,000	Eni Middle East BV Third parties	50.00 50.00		Co.
Enstar Petroleum Ltd	Calgary (Canada)	Canada	CAD	0.10	Unimar Llc	100.00
Fedynskmorneftegaz Sàrl (†)	Luxembourg (Luxembourg)	Russia	USD	20,000	Eni Energy Russia BV Third parties	33.33 66.67		Eq.
InAgip doo (†)	Zagreb (Croatia)	Croatia	HRK	54,000	Eni Croatia BV Third parties	50.00 50.00		Co.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Karachaganak Petroleum Operating BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000	Agip Karachaganak BV Third parties	29.25 70.75	Co.
Karachaganak Project Development Ltd (KPD)	Reading, Berkshire (United Kingdom)	United Kingdom	GBP	100	Agip Karachaganak BV Third parties	38.00 62.00	Eq.
Khaleej Petroleum Co Wll	Safat (Kuwait)	Kuwait	KWD	250,000	Eni Middle E. Ltd Third parties	49.00 51.00	Eq.
Liberty National Development Co Llc	Wilmington (USA)	USA	USD	0 (a)	Eni Oil & Gas Inc Third parties	32.50 67.50	Eq.
Llc Astroinvest-Energy	Zinkiv (Ukraine)	Ukraine	UAH	457,860,000	Zagoryanska P BV	100.00
Llc Industrial Company Gazvydobuvannya	Poltava (Ukraine)	Ukraine	UAH	315,000,000	Pokrovskoe P BV	100.00
Llc ‘Westgasinvest’ (†)	Lviv (Ukraine)	Ukraine	UAH	2,000,000	Eni Ukraine Hold.BV Third parties	50.01 49.99	Eq.
Mediterranean Gas Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	25.00 75.00	Co.
Mellitah Oil & Gas BV (†)	Amsterdam (Netherlands)	Libya	EUR	20,000	Eni North Africa BV Third parties	50.00 50.00	Co.
Nile Delta Oil Co Nidoco	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	37.50 62.50	Co.
North Bardawil Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV Third parties	30.00 70.00	Co.
Petrobel Belayim Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	50.00 50.00	Co.
PetroBicentenario SA (†)	Caracas (Venezuela)	Venezuela	VEF	64,000,000	Eni Lasmo Plc Third parties	40.00 60.00	Eq.
PetroJunín SA (†)	Caracas (Venezuela)	Venezuela	VEF	2,150,100,000	Eni Lasmo Plc Third parties	40.00 60.00	Eq.
PetroSucre SA	Caracas (Venezuela)	Venezuela	VEF	220,300,000	Eni Venezuela BV Third parties	26.00 74.00	Eq.
Pharaonic Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	25.00 75.00	Co.
Pokrovskoe Petroleum BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	25,715	Eni Ukraine Hold. BV Third parties	30.00 70.00	Eq.
Port Said Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	50.00 50.00	Co.
Raml Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	22.50 77.50	Co.
Ras Qattara Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	37.50 62.50	Co.
Rovuma Basin LNG Land Limitada (†)	Maputo (Mozambique)	Mozambique	MZN	140,000	Eni East Africa SpA Third parties	33.33 66.67	Co.
Shatskmorneftegaz Sàrl (†)	Luxembourg (Luxembourg)	Russia	USD	20,000	Eni Energy Russia BV Third parties	33.33 66.67	Eq.
Société Centrale Electrique du Congo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	XAF	44,732,000,000	Eni Congo SA Third parties	20.00 80.00	Eq.
Société Italo Tunisienne d’Exploitation Pétrolière SA (†)	Tunisi (Tunisia)	Tunisia	TND	5,000,000	Eni Tunisia BV Third parties	50.00 50.00	Eq.
Sodeps - Société de Développement et d’Exploitation du Permis du Sud SA (†)	Tunisi (Tunisia)	Tunisia	TND	100,000	Eni Tunisia BV Third parties	50.00 50.00	Co.
Tapco Petrol Boru Hatti Sanayi ve Ticaret AS (†)	Istanbul (Turkey)	Turkey	TRY	7,500,000	Eni International BV Third parties	50.00 50.00	Eq.
Tecninco Engineering Contractors Llp (†)	Aksai (Kazakhstan)	Kazakhstan	KZT	29,478,445	Tecnomare SpA Third parties	49.00 51.00	Eq.
Thekah Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV Third parties	25.00 75.00	Co.
Unimar Llc (†)	Houston (USA)	USA	USD	0 (a)	Eni America Ltd Third parties	50.00 50.00	Eq.
United Gas Derivatives Co	Cairo (Egypt)	Egypt	USD	285,000,000	Eni International BV Third parties	33.33 66.67	Eq.
VIC CBM Ltd (†)	London (United Kingdom)	Indonesia	USD	1,315,912	Eni Lasmo Plc Third parties	50.00 50.00	Eq.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.
(a)	Shares without nominal value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Virginia Indonesia Co CBM Ltd (†)	London (United Kingdom)	Indonesia	USD	631,640	Eni Lasmo Plc Third parties	50.00 50.00		Eq.
Virginia Indonesia Co Llc	Wilmington (USA)	Indonesia	USD	10	Unimar Llc	100.00
Virginia International Co Llc	Wilmington (USA)	Indonesia	USD	10	Unimar Llc	100.00
West Ashrafi Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV Third parties	50.00 50.00		Co.
Zagoryanska Petroleum BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	18,000	Eni Ukraine Hold.BV Third parties	60.00 40.00		Eq.
Zetah Noumbi Ltd	Nassau (Bahamas)	Republic of the Congo	USD	100	Burren En. Congo Ltd Third parties	37.00 63.00		Co.

Gas & Power

In Italy

Mariconsult SpA (†)	Milan	Italy	EUR	120,000	Eni SpA Third parties	50.00 50.00		Eq.
Società EniPower Ferrara Srl (†)	San Donato Milanese (MI)	Italy	EUR	170,000,000	EniPower SpA Third parties	51.00 49.00	51.00	J.O.
Termica Milazzo Srl	Milan	Italy	EUR	23,241,000	EniPower SpA Third parties	40.00 60.00		Eq.
Transmed SpA (†)	Milan	Italy	EUR	240,000	Eni SpA Third parties	50.00 50.00		Eq.

Outside Italy

Blue Stream Pipeline Co BV (†)	Amsterdam (Netherlands)	Russia	EUR	20,000	Eni International BV Third parties	50.00 50.00	50.00	J.O.
Distribuidora de Gas Cuyana SA (†)	Buenos Aires (Argentina)	Argentina	ARS	202,351,288	Eni SpA Inv. Gas Cuyana SA Third parties	6.84 51.00 42.16		Co.
Distribuidora de Gas del Centro SA (†)	Buenos Aires (Argentina)	Argentina	ARS	160,457,190	Eni SpA Inv. Gas Centro SA Third parties	31.35 51.00 17.65		Co.
Egyptian International Gas Technology Co	Cairo (Egypt)	Egypt	EGP	100,000,000	Eni International BV Third parties	40.00 60.00		Co.
Eteria Parohis Aeriou Thessalias AE (†)	Larissa (Greece)	Greece	EUR	78,459,200	Eni SpA Third parties	49.00 51.00		Eq.
Eteria Parohis Aeriou Thessalonikis AE (†)	Ampelokipi-Menemeni (Greece)	Greece	EUR	202,850,000	Eni SpA Third parties	49.00 51.00		Eq.
Gas Directo SA	Madrid (Spain)	Spain	EUR	6,716,400	U. Fenosa Gas SA Third parties	60.00 40.00
Gasifica SA	Madrid (Spain)	Spain	EUR	2,000,200	U. Fenosa Gas SA Third parties	90.00 10.00
GreenStream BV (†)	Amsterdam (Netherlands)	Libya	EUR	200,000,000	Eni North Africa BV Third parties	50.00 50.00	50.00	J.O.
Infraestructuras de Gas SA	Madrid (Spain)	Spain	EUR	340,000	U. Fenosa Gas SA Third parties	85.00 15.00
Inversora de Gas Cuyana SA (†)	Buenos Aires (Argentina)	Argentina	ARS	60,012,000	Eni SpA Third parties	76.00 24.00		Co.
Inversora de Gas del Centro SA (†)	Buenos Aires (Argentina)	Argentina	ARS	68,012,000	Eni SpA Third parties	25.00 75.00		Co.
Nueva Electricidad del Gas SA	Seville (Spain)	Spain	EUR	294,272	U. Fenosa Gas SA	100.00
Premium Multiservices SA	Tunisi (Tunisia)	Tunisia	TND	200,000	Sergaz SA Third parties	50.00 50.00		Eq.
SAMCO Sagl	Lugano (Switzerland)	Switzerland	CHF	20,000	Eni International BV Transmed. Pip. Co Ltd Third parties	5.00 90.00 5.00		Eq.
Spanish Egyptian Gas Co SAE	Damietta (Egypt)	Egypt	USD	375,000,000	U. Fenosa Gas SA Third parties	80.00 20.00
Transmediterranean Pipeline Co Ltd (†)	St. Helier (Jersey)	Jersey	USD	10,310,000	Eni SpA Third parties	50.00 50.00	50.00	J.O.
Turul Gázvezeték Építõ es Vagyonkezelõ Részvénytársaság (†)	Tatabànya (Hungary)	Hungary	HUF	404,000,000	Tigáz Zrt Third parties	58.42 41.58		Eq.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Unión Fenosa Gas Comercializadora SA	Madrid (Spain)	Spain	EUR	2,340,240	U. Fenosa Gas SA Third parties	99.99 (..)
Unión Fenosa Gas Infrastructures BV	Amsterdam (Netherlands)	Netherlands	EUR	90,000	U. Fenosa Gas SA	100.00
Unión Fenosa Gas Exploración y Produccion SA	Logroño (Spain)	Spain	EUR	1,060,110	U. Fenosa Gas SA	100.00
Unión Fenosa Gas SA (†)	Madrid (Spain)	Spain	EUR	32,772,000	Eni SpA Third parties	50.00 50.00	Eq.

Refining & Marketing

In Italy

Arezzo Gas SpA (†)	Arezzo	Italy	EUR	394,000	Eni Rete o&no SpA Third parties	50.00 50.00		Eq.
CePIM Centro Padano Interscambio Merci SpA	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA Third parties	34.93 65.07		Eq.
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Eni Rete o&no SpA Third parties	25.00 75.00		Co.
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Eni Rete o&no SpA Third parties	65.00 35.00	65.00	J.O.
Depositi Costieri Trieste SpA (†)	Trieste	Italy	EUR	1,560,000	Ecofuel SpA Third parties	50.00 50.00		Eq.
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Eni Rete o&no SpA Third parties	25.00 75.00		Eq.
PETRA SpA (†)	Ravenna	Italy	EUR	723,100	Ecofuel SpA Third parties	50.00 50.00		Eq.
Petrolig Srl (†)	Genova	Italy	EUR	104,000	Ecofuel SpA Third parties	70.00 30.00	70.00	J.O.
Petroven Srl (†)	Genova	Italy	EUR	156,000	Ecofuel SpA Third parties	68.00 32.00	68.00	J.O.
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA Third parties	40.50 59.50		Eq.
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA Third parties	50.00 50.00	50.00	J.O.
SeaPad SpA (†)	Genova	Italy	EUR	12,400,000	Ecofuel SpA Third parties	80.00 20.00		Eq.
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA Third parties	25.00 75.00		Co.
Servizi Milazzo Srl (†)	Milazzo (ME)	Italy	EUR	100,000	Raff. Milazzo ScpA	100.00	50.00	J.O.
Sigea Sistema Integrato Genova Arquata SpA	Genova	Italy	EUR	3,326,900	Ecofuel SpA Third parties	35.00 65.00		Eq.

Outside Italy

AET - Raffineriebeteiligungsgesellschaft mbH	Schwedt (Germany)	Germany	EUR	27,000	Eni Deutsch.GmbH Third parties	33.33 66.67		Eq.
Area di Servizio City Moesa SA	San Vittore (Switzerland)	Switzerland	CHF	1,800,000	City Carburoil SA Third parties	58.00 42.00
Bayernoil Raffineriegesellschaft mbH (†)	Vohburg (Germany)	Germany	EUR	10,226,000	Eni Deutsch.GmbH Third parties	20.00 80.00	20.00	J.O.
Ceská Rafinérská AS	Litvinov (Czech Republic)	Czech Republic	CZK	9,348,240,000	Eni International BV Third parties	32.44 67.56		Co.
City Carburoil SA (†)	Rivera (Switzerland)	Switzerland	CHF	6,000,000	Eni Suisse SA Third parties	49.91 50.09		Eq.
ENEOS Italsing Pte Ltd	Singapore (Singapore)	Singapore	SGD	12,000,000	Eni International BV Third parties	22.50 77.50		Eq.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

FSH Flughafen Schwechat Hydranten-Gesellschaft OG	Vien (Austria)	Austria	EUR	8,694,844.47	Eni Mineralölh. GmbH Eni Marketing A. GmbH Eni Austria GmbH Third parties	14.29 14.29 14.28 57.14			Co.
Fuelling Aviation Services GIE	Tremblay en France (France)	France	EUR	1	Eni France Sàrl Third parties	25.00 75.00			Co.
Mediterranée Bitumes SA	Tunisi (Tunisia)	Tunisia	TND	1,000,000	Eni International BV Third parties	34.00 66.00			Eq.
Prague Fuelling Services Sro (†)	Prague (Czech Republic)	Czech Republic	CZK	39,984,000	Eni Ceská R. Sro Third parties	50.00 50.00			Eq.
Rosa GmbH	Zirndorf (Germany)	Germany	EUR	2,100,000	Eni Deutsch. GmbH Third parties	24.80 75.20			Co.
Routex BV	Amsterdam (Netherlands)	Netherlands	EUR	67,500	Eni International BV Third parties	20.00 80.00			Eq.
Saraco SA	Meyrin (Switzerland)	Switzerland	CHF	420,000	Eni Suisse SA Third parties	20.00 80.00			Co.
Supermetanol CA (†)	Jose Puerto La Cruz (Venezuela)	Venezuela	VEF	12,086,744.85	Ecofuel SpA Supermetanol CA Third parties	34.51 30.07 35.42	(a)	50.00	J.O.
TBG Tanklager Betriebsgesellschaft GmbH (†)	Salzburg (Austria)	Austria	EUR	43,603.70	Eni Marketing A. GmbH Third parties	50.00 50.00			Eq.
Weat Electronic Datenservice GmbH	Düsseldorf (Germany)	Germany	EUR	409,034	Eni Deutsch. GmbH Third parties	20.00 80.00			Eq.

Versalis

In Italy

Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA Syndial SpA EniPower SpA Third parties	49.00 20.20 8.90 21.90			Eq.
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,270,466	Versalis SpA Syndial SpA S.E.F. Srl Third parties	19.74 11.58 10.70 57.98			Eq.
Matrìca SpA (†)	Porto Torres (SS)	Italy	EUR	37,500,000	Versalis SpA Third parties	50.00 50.00			Eq.
Newco Tech SpA (†)	Novara	Italy	EUR	300,000	Versalis SpA Genomatica Inc	83.03 16.97			Eq.
Novamont SpA	Novara	Italy	EUR	13,333,500	Versalis SpA Third parties	25.00 75.00			Eq.
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	25,600,000	Versalis SpA Syndial SpA Third parties	33.16 4.38 62.46			Eq.
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA EniPower SpA Ecofuel SpA Third parties	42.13 30.37 1.85 25.65			Eq.
Servizi Porto Marghera Scarl	Porto Marghera (VE)	Italy	EUR	8,751,500	Versalis SpA Syndial SpA Third parties	48.13 38.14 13.73			Eq.

Outside Italy

Lotte Versalis Elastomers Co Ltd (†)	Yeosu (South Korea)	South Korea	KRW	87,200,010,000	Versalis SpA Third parties	50.00 50.00			Eq.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.
(a)	Controlling interest:	Ecofuel SpA	50.00
		Third parties	50.00

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Engineering & Construction

In Italy

ASG Scarl	San Donato Milanese (MI)	Italy	EUR	50,864	Saipem SpA Third parties	55.41 44.59			Eq.
Baltica Scarl (†)	Rome	Italy	EUR	10,000	Saipem SpA Third parties	50.00 50.00			Eq.
CEPAV (Consorzio Eni per l’Alta Velocità) Due	San Donato Milanese (MI)	Italy	EUR	51,645.69	Saipem SpA Third parties	52.00 48.00			Eq.
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	San Donato Milanese (MI)	Italy	EUR	51,645.69	Saipem SpA Third parties	50.36 49.64			Eq.
Consorzio F.S.B. (†)	Marghera (VE)	Italy	EUR	15,000	Saipem SpA Third parties	28.00 72.00			Co.
Consorzio Sapro (†)	San Giovanni Teatino (CH)	Italy	EUR	10,329.14	Saipem SpA Third parties	51.00 49.00			Co.
Modena Scarl (in liquidation)	San Donato Milanese (MI)	Italy	EUR	400,000	Saipem SpA Third parties	59.33 40.67			Eq.
PLNG 9 Snc di Chiyoda Corporation e Servizi Energia Italia SpA (†) (in liquidation)	San Donato Milanese (MI)	Malaysia	EUR	1,000	SEI SpA Third parties	50.00 50.00			Eq.
Rodano Consortile Scarl	San Donato Milanese (MI)	Italy	EUR	250,000	Saipem SpA Third parties	53.57 46.43			Eq.
Rosetti Marino SpA	Ravenna	Italy	EUR	4,000,000	Saipem SA Third parties	20.00 80.00			Eq.
Ship Recycling Scarl (†)	Genova	Italy	EUR	10,000	Saipem SpA Third parties	51.00 49.00		21.99	J.O.

Outside Italy

02 PEARL Snc (†)	Montigny-le-Bretonneux (France)	France	EUR	1,000	Saipem SA Third parties	50.00 50.00		21.56	J.O.
Barber Moss Ship Management AS (†)	Lysaker (Norway)	Norway	NOK	1,000,000	Moss Maritime AS Third parties	50.00 50.00			Eq.
CCS Netherlands BV (†) (former CSC Netherlands BV)	Amsterdam (Netherlands)	Netherlands	EUR	300,000	Saipem Intern. BV Third parties	33.33 66.67			Eq.
Charville - Consultores e Serviços Lda (†)	Funchal (Portugal)	Portugal	EUR	5,000	Saipem Intern. BV Third parties	50.00 50.00			Eq.
CMS&A Wll (†)	Doha (Qatar)	Qatar	QAR	500,000	Snamprog. Netherl. BV Third parties	20.00 80.00			Eq.
CSC Japan Godo Kaisha	Yokohama (Japan)	Japan	JPY	3,000,000	CCS Netherlands BV	100.00
CSFLNG Netherlands BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	600,000	Saipem SA Third parties	50.00 50.00			Eq.
Fertilizantes Nitrogenados de Oriente CEC	Caracas (Venezuela)	Venezuela	VEB	9,667,827,216	Snamprog. Netherl. BV Fertiliz. N. Orien. SA Third parties	20.00 (..) 79.99			Co.
Fertilizantes Nitrogenados de Oriente SA	Caracas (Venezuela)	Venezuela	VEB	286,549	Snamprog. Netherl. BV Third parties	20.00 80.00			Co.
FPSO Mystras (Nigeria) Ltd	Victoria Island (Nigeria)	Nigeria	NGN	15,000,000	FPSO Mystras Lda	100.00
FPSO Mystras - Produção de Petròleo Lda (†)	Funchal (Portugal)	Portugal	EUR	50,000	Saipem Intern. BV Third parties	50.00 50.00			Eq.
Hazira Cryogenic Engineering & Construction Management Private Ltd (†)	Mumbai (India)	India	INR	500,000	Saipem SA Third parties	55.00 45.00			Eq.
KWANDA - Suporte Logistico Lda	Luanda (Angola)	Angola	AOA	25,510,204	Saipem SA Third parties	49.00 51.00	(a)		Eq.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.
(a)	Controlling interest:	Saipem SA	40.00
		Third parties	60.00

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

LNG - Serviços e Gestao de Projectos Lda	Funchal (Portugal)	Portugal	EUR	5,000	Snamprog. Netherl. BV Third parties	25.00 75.00			Eq.
Mangrove Gas Netherlands BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	2,000,000	Saipem Intern. BV Third parties	50.00 50.00			Eq.
Petromar Lda (†)	Luanda (Angola)	Angola	USD	357,142.85	Saipem SA Third parties	70.00 30.00			Eq.
Sabella SAS	Quimper (France)	France	EUR	5,263,495	Sofresid Engine. SA Third parties	22.04 77.96			Eq.
Saidel Ltd (†)	Victoria Island, Lagos (Nigeria)	Nigeria	NGN	236,650,000	Saipem Intern. BV Third parties	49.00 51.00			Eq.
Saipar Drilling Co BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Saipem Intern. BV Third parties	50.00 50.00			Eq.
Saipem Taqa Al Rushaid Fabricators Co Ltd	Dammam (Saudi Arabia)	Saudi Arabia	SAR	40,000,000	Saipem Intern. BV Third parties	40.00 60.00			Eq.
Saipon Snc (†)	Montigny-le-Bretonneux (France)	France	EUR	20,000	Saipem SA Third parties	60.00 40.00		25.87	J.O.
Sairus Llc (†)	Krasnodar (Russia)	Russia	RUB	83,603,800	Saipem Intern. BV Third parties	50.00 50.00			Eq.
Société pour la Réalisation du Port de Tanger Méditerranée (†)	Anjra (Morocco)	Morocco	EUR	33,000	Saipem SA Third parties	33.33 66.67			Eq.
Southern Gas Constructors Ltd (†)	Lagos (Nigeria)	Nigeria	NGN	10,000,000	Saipem Intern. BV Third parties	50.00 50.00			Eq.
SPF - TKP Omifpro Snc (†)	Paris (France)	France	EUR	50,000	Saipem SA Third parties	50.00 50.00		21.56	J.O.
Sud-Soyo Urban Development Lda (†)	Soyo (Angola)	Angola	AOA	20,000,000	Saipem SA Third parties	49.00 51.00			Eq.
Tchad Cameroon Maintenance BV (†)	Rotterdam (Netherlands)	Cameroon	EUR	18,000	Saipem SA Third parties	40.00 60.00			Eq.
T.C.P.I. Angola Tecnoprojecto Internacional SA	Luanda (Angola)	Angola	AOA	9,000,000	Petromar Lda Third parties	35.00 65.00
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Porto Salvo Concelho De Oeiras (Portugal)	Portugal	EUR	700,000	Saipem SA Third parties	42.50 57.50			Eq.
TMBYS SAS (†)	Guyancourt (France)	Morocco	EUR	30,000	Saipem SA Third parties	33.33 66.67			Eq.
TSGI Muhendislik Insaat Ltd Sirketi (†)	Istanbul (Turkey)	Turkey	TRY	600,000	Saipem Ing y C. SLU Third parties	30.00 70.00			Eq.
TSKJ - Serviços de Engenharia Lda	Funchal (Portugal)	Portugal	EUR	5,000	Snamprog. Netherl. BV Third parties	25.00 75.00			Eq.
Xodus Subsea Ltd (†)	London (United Kingdom)	United Kingdom	GBP	1,000,000	Saipem Intern. BV Third parties	50.00 50.00			Eq.

Other activities

In Italy

Cengio Sviluppo ScpA (in liquidation)	Genova	Italy	EUR	120,255.03	Syndial SpA Third parties	40.00 60.00			Eq.
Filatura Tessile Nazionale Italiana - FILTENI SpA (in liquidation)	Ferrandina (MT)	Italy	EUR	4,644,000	Syndial SpA Third parties	59.56 40.44	(a)		Co.
Ottana Sviluppo ScpA (in liquidation)	Nuoro	Italy	EUR	516,000	Syndial SpA Third parties	30.00 70.00			Eq.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.
(a)	Controlling interest:	Syndial SpA	48.00
		Third parties	52.00

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Other significant investments

Exploration & Production

In Italy

Consorzio Universitario in Ingegneria per la Qualità e l’Innovazione	Pisa	Italy	EUR	135,000	Eni SpA Third parties	16.67 83.33	Co.

Outside Italy

Administradora del Golfo de Paria Este SA	Caracas (Venezuela)	Venezuela	VEF	100	Eni Venezuela BV Third parties	19.50 80.50	Co.
Brass LNG Ltd	Lagos (Nigeria)	Nigeria	USD	1,000,000	Eni Int. NA NV Sàrl Third parties	20.48 79.52	Co.
Darwin LNG Pty Ltd	West Perth (Australia)	Australia	AUD	1,111,019,258	Eni G&P LNG Aus BV Third parties	10.99 89.01	Co.
New Liberty Residential Co Llc	West Trenton (USA)	USA	USD	0 (a)	Eni Oil & Gas Inc Third parties	17.50 82.50	Co.
Nigeria LNG Ltd	Port Harcourt (Nigeria)	Nigeria	USD	1,138,207,000	Eni Int. NA NV Sàrl Third parties	10.40 89.60	Co.
Norsea Pipeline Ltd	Woking Surrey (United Kingdom)	United Kingdom	GBP	7,614,062	Eni SpA Third parties	10.32 89.68	Co.
North Caspian Operating Co BV	The Hague (Netherlands)	Netherlands	EUR	128,520	Agip Caspian Sea BV Third parties	16.81 83.19	Co.
North Caspian Transportation Manager Co BV	Amsterdam (Netherlands)	Kazakhstan	EUR	100,010	Agip Caspian Sea BV Third parties	16.81 83.19	Co.
OPCO - Sociedade Operacional Angola LNG SA	Luanda (Angola)	Angola	AOA	7,400,000	Eni Angola Prod.BV Third parties	13.60 86.40	Co.
Petrolera Güiria SA	Caracas (Venezuela)	Venezuela	VEF	1,000,000	Eni Venezuela BV Third parties	19.50 80.50	Co.
Point Fortin LNG Exports Ltd	Port of Spain (Trinidad & Tobago)	Trinidad & Tobago	USD	10,000	Eni T&T Ltd Third parties	17.31 82.69	Co.
SOMG - Sociedade de Operações e Manutenção de Gasodutos SA	Luanda (Angola)	Angola	AOA	7,400,000	Eni Angola Prod. BV Third parties	13.60 86.40	Co.
Torsina Oil Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	12.50 87.50	Co.

Gas & Power

Outside Italy

Angola LNG Supply Services Llc	Wilmington (USA)	USA	USD	19,278,782	Eni USA Gas M. Llc Third parties	13.60 86.40	Co.
Norsea Gas GmbH	Emden (Germany)	Germany	EUR	1,533,875.64	Eni International BV Third parties	13.04 86.96	Co.

Refining & Marketing

In Italy

Consorzio Obbligatorio degli Oli Usati	Rome	Italy	EUR	36,149	Eni SpA Third parties	14.41 85.59	Co.
Società Italiana Oleodotti di Gaeta SpA (1)	Rome	Italy	ITL	360,000,000	Eni SpA Third parties	72.48 27.52	Co.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.
(a)	Shares without nominal value.
(1)	Company under extraordinary administration procedure pursuant to Law No. 95 of April 3, 1979.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	(*)

Outside Italy

BFS Berlin Fuelling Services GbR	Hamburg (Germany)	Germany	EUR	150,511	Eni Deutsch. GmbH Third parties	12.50 87.50	Co.
Compania de Economia Mixta ‘Austrogas’	Cuenca (Ecuador)	Ecuador	USD	3,028,749	Eni Ecuador SA Third parties	13.31 86.69	Co.
Dépot Pétrolier de Fos SA	Fos-sur-Mer (France)	France	EUR	3,954,196.40	Eni France Sàrl Third parties	16.81 83.19	Co.
Dépôt Pétrolier de la Côte d’Azur SAS	Nanterre (France)	France	EUR	207,500	Eni France Sàrl Third parties	18.00 82.00	Co.
Joint Inspection Group Ltd	London (United Kingdom)	United Kingdom	GBP	0 (a)	Eni SpA Third parties	12.50 87.50	Co.
S.I.P.G. Société Immobilier Pétrolier de Gestion Snc	Tremblay en France (France)	France	EUR	40,000	Eni France Sàrl Third parties	12.50 87.50	Co.
Sistema Integrado de Gestion de Aceites Usados	Madrid (Spain)	Spain	EUR	181,427	Eni Iberia SLU Third parties	14.96 85.04	Co.
Tanklager - Gesellschaft Tegel (TGT) GbR	Hamburg (Germany)	Germany	EUR	23	Eni Deutsch. GmbH Third parties	12.50 87.50	Co.
TAR - Tankanlage Ruemlang AG	Ruemlang (Switzerland)	Switzerland	CHF	3,259,500	Eni Suisse SA Third parties	16.27 83.73	Co.
Tema Lube Oil Co Ltd	Accra (Ghana)	Ghana	GHS	258,309	Eni International BV Third parties	12.00 88.00	Co.

Corporate and financial companies

In Italy

Consorzio per l’Innovazione nella Gestione delle Imprese e della Pubblica Amministrazione	Milan	Italy	EUR	150,000	Eni Corporate U. SpA Third parties	10.67 89.33	Co.
Emittenti Titoli SpA	Milan	Italy	EUR	4,264,000	Eni SpA Emittenti Titoli SpA Third parties	10.00 0.78 89.22	Co.
Snam SpA (#)	San Donato Milanese (MI)	Italy	EUR	3,696,851,994	Eni SpA Snam SpA Third parties	8.25 0.08 91.67	F.V.

Outside Italy

Galp Energia SGPS SA (#)	Lisbon (Portugal)	Portugal	EUR	829,250,635	Eni SpA Third parties	8.00 92.00	F.V.

(*)	Consolidation or valuation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value
(†)	Jointly controlled entity.
(a)	Shares without nominal value.

Information on Eni’s consolidated subsidiaries with significant non-controlling interest
The following table sets forth the main line items of profit and loss, balance sheet and cash flow statement including intragroup transactions related to Saipem Group, de facto controlled by Eni due to a wide dispersion of the other shareholdings of the parent company Saipem SpA. The ownership interest of the non-controlling interest corresponds to the voting rights.

2013	2014

(euro million)	Saipem Group	Saipem Group

Non-controlling interest (%)	56.89	56.89
Current assets	7,763	8,632
Non-current assets	9,129	8,996
Current liabilities	8,769	9,605
Non-current liabilities	3,349	3,828
Revenues	11,598	12,873
Net profit (loss) for the year	(349)	(621)
Total comprehensive income (loss) for the year	(435)	(555)
Net cash provided by operating activities	455	1,198
Net cash used in investing activities	(506)	(699)
Net cash used in financing activities	153	(214)
Net cash flow of the year	60	305
Net profit (loss) for the year attributable to non-controlling interest	(190)	(345)
Dividends paid to non-controlling interest	245	45

Total shareholders’ equity attributable to non-controlling interest amounted to euro 2,455 million, of which euro 2,398 million pertaining to the Saipem Group (euro 2,839 million at December 31, 2013, of which euro 2,748 million pertaining to the Saipem Group).

Changes in the ownership interest without loss of control
In 2014, Eni did not report any Changes in the ownership interest without loss or acquisition of control.

In 2013, Eni acquired the 45.27% of its subsidiary Tigáz Zrt for a total consideration of euro 28 million. The book value of the shareholders’ equity acquired was euro 32 million with a corresponding negative goodwill amounting to euro 4 million.

Principal joint ventures, joint operations and associates as of December 31, 2014

Company name	Registered office	Operating office	Business segment	% ownership interest	% voting rights

Joint venture
CARDÓN IV SA	Caracas (Venezuela)	Venezuela	Exploration & Production	50.00	50.00
Eteria Parohis AeriouThessalonikis AE	Ampelokipi-Menemeni (Greece)	Greece	Gas & Power	49.00	49.00
Unión Fenosa Gas SA	Madrid (Spain)	Spain	Gas & Power	50.00	50.00
Joint operation
Blue Stream Pipeline Co BV	Amsterdam (Netherlands)	Russia	Gas & Power	50.00	50.00
Eni East Africa SpA	San Donato Milanese (MI) (Italy)	Mozambique	Exploration & Production	71.43	71.43
GreenStream BV	Amsterdam (Netherlands)	Libya	Gas & Power	50.00	50.00
Raffineria di Milazzo ScpA	Milazzo (ME) (Italy)	Italy	Refining & Marketing	50.00	50.00
Associates
Angola LNG Ltd	Hamilton (Bermuda)	Angola	Exploration & Production	13.60	13.60
PetroSucre SA	Caracas (Venezuela)	Venezuela	Exploration & Production	26.00	26.00
United Gas Derivatives Co	Cairo (Egypt)	Egypt	Exploration & Production	33.33	33.33

The main line items of profit and loss and balance sheet related to the principal joint ventures, represented by the amounts included in the reports accounted under IFRS of each company, are provided in the table below:

2013	2014

(euro million)	CARDÓN IV SA	Eteria Parohis Aeriou Thessalonikis AE	Unión Fenosa Gas SA	Other joint ventures	CARDÓN IV SA	Eteria Parohis Aeriou Thessalonikis AE	Unión Fenosa Gas SA	Other joint ventures

Current assets	341	61	751	1,740	871	43	715	939
- of which cash and cash equivalent	32	31	92	258	43	25	87	361
Non-current assets	916	213	1,352	880	1,674	208	1,246	1,439
Total assets	1,257	274	2,103	2,620	2,545	251	1,961	2,378
Current liabilities	907	8	304	1,968	2,089	24	270	1,469
- current financial liabilities	492		78	290	1,248		62	408
Non-current liabilities	146		900	93	164		732	188
- non-current financial liabilities			803	25			647	31
Total liabilities	1,053	8	1,204	2,061	2,253	24	1,002	1,657
Net equity	204	266	899	559	292	227	959	721
Eni’s ownership interest (%)	50.00	49.00	50.00		50.00	49.00	50.00
Book value of the investment	102	130	547	262	146	111	577	346
Revenues and other operating income		130	1,586	1,899		117	1,619	1,174
Operating expense	(9)	(88)	(1,413)	(1,759)	(7)	(80)	(1,463)	(918)
Depreciation, depletion, amortization and impairments	(1)	(13)	(55)	(241)	(2)	(14)	(50)	(284)
Operating profit	(10)	29	118	(101)	(9)	23	106	(28)
Finance (expense) income	(16)	1	(28)	267	63	1	(34)	14
Income (expense) from investments			12	(9)			26	(20)
Profit before income taxes	(26)	30	102	157	54	24	98	(34)
Income taxes	68	(7)	(26)	(108)	2	(6)	(14)	(97)
Net profit	42	23	76	49	56	18	84	(131)
Other comprehensive income	(9)		4	(49)	33		22	45
Total other comprehensive income	33	23	80		89	18	106	(86)
Net profit attributable to Eni	21	11	38	31	28	9	42	26
Dividends received by the joint ventures		11		36		10	23	65

The main line items of profit and loss and balance sheet related to the principal associates represented by the amounts included in the reports accounted under IFRS of each company are provided in the table below:

2013	2014

(euro million)	Angola LNG Ltd	EnBW Eni Verwaltungs gesellschaft mbH	PetroSucre SA	United Gas Derivatives Co	Other associates	Angola LNG Ltd	PetroSucre SA	United Gas Derivatives Co	Other associates

Current assets	241	328	883	255	973	318	1,503	361	1,232
- of which cash and cash equivalent	108	68	59	83	274	167	5	171	124
Non-current assets	8,109	414	788	144	1,629	9,389	736	137	635
Total assets	8,350	742	1,671	399	2,602	9,707	2,239	498	1,867
Current liabilities	234	263	935	92	983	484	1,515	167	1,118
- current financial liabilities		254			125				86
Non-current liabilities	269	137	71	20	318	210	67	24	202
- non-current financial liabilities					21				46
Total liabilities	503	400	1,006	112	1,301	694	1,582	191	1,320
Net equity	7,847	342	665	287	1,301	9,013	657	307	547
Eni’s ownership interest (%)	13.60	50.00	26.00	33.33		13.60	26.00	33.33
Book value of the investment	1,067	179	173	96	373	1,226	171	102	208
Revenues and other operating income	194	1,678	911	312	1,272		824	229	1,391
Operating expense	(413)	(1,619)	(621)	(54)	(1,191)	(237)	(554)	(64)	(1,333)
Depreciation, depletion, amortization and impairments		(24)	(148)	(32)	(79)		(214)	(23)	(63)
Operating profit	(219)	35	142	226	2	(237)	56	142	(5)
Finance (expense) income	(16)		46		7	(14)	(6)	3	(2)
Income (expense) from investments					1				7
Profit before income taxes	(235)	35	188	226	10	(251)	50	145
Income taxes	(76)	(7)	(20)	(58)	(12)		(27)	(50)	(14)
Net profit	(311)	28	168	168	(2)	(251)	23	95	(14)
Other comprehensive income	(352)		(32)	(13)	(10)	1,075	82	37	3
Total other comprehensive income	(663)	28	136	155	(12)	824	105	132	(11)
Net profit attributable to Eni	(42)	14	44	56	25	(34)	6	32	(6)
Dividends received by associates			105	60	30		29	36	13

46 Significant non-recurring events and operations

In 2012, in 2013 and 2014, Eni did not report any non-recurring events and operations.

47 Positions or transactions deriving from atypical and/or unusual operations

In 2012, 2013 and 2014 no transactions deriving from atypical and/or unusual operations were reported.

48 Subsequent events

No significant events were reported after December 31, 2014.

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

Capitalized costs
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Proved mineral interests	13,465	12,497	18,237	21,854	2,351	6,604	10,652	1,662	87,322
Unproved mineral interests	31	385	428	2,835	37	1,441	1,419	190	6,766
Support equipment and facilities	269	37	1,370	992	78	90	57	12	2,905
Incomplete wells and other	799	2,803	1,105	1,851	6,069	634	669	24	13,954
Gross capitalized costs	14,564	15,722	21,140	27,532	8,535	8,769	12,797	1,888	110,947
Accumulated depreciation, depletion and amortization	(10,241)	(8,581)	(11,370)	(15,562)	(1,000)	(6,269)	(8,406)	(723)	(62,152)
Net capitalized costs consolidated subsidiaries (a) (b)	4,323	7,141	9,770	11,970	7,535	2,500	4,391	1,165	48,795
Equity-accounted entities
Proved mineral interests		2	77	34		438	429		980
Unproved mineral interests		52				74			126
Support equipment and facilities			7			1	3		11
Incomplete wells and other		20	4	1,059			378		1,461
Gross capitalized costs		74	88	1,093		513	810		2,578
Accumulated depreciation, depletion and amortization		(56)	(67)			(405)	(145)		(673)
Net capitalized costs equity-accounted entities (a) (b)		18	21	1,093		108	665		1,905
2014
Consolidated subsidiaries
Proved mineral interests	14,862	13,754	21,549	27,697	2,917	8,827	13,050	1,825	104,481
Unproved mineral interests	31	399	493	3,263	43	1,590	1,588	214	7,621
Support equipment and facilities	346	42	1,569	1,164	94	35	66	13	3,329
Incomplete wells and other	816	3,527	1,411	2,988	7,140	690	819	120	17,511
Gross capitalized costs	16,055	17,722	25,022	35,112	10,194	11,142	15,523	2,172	132,942
Accumulated depreciation, depletion and amortization	(11,154)	(9,519)	(14,335)	(20,039)	(1,241)	(8,042)	(10,605)	(1,009)	(75,944)
Net capitalized costs consolidated subsidiaries (a) (b)	4,901	8,203	10,687	15,073	8,953	3,100	4,918	1,163	56,998
Equity-accounted entities
Proved mineral interests		2	77	24		539	549		1,191
Unproved mineral interests		31				84			115
Support equipment and facilities			7			1	4		12
Incomplete wells and other		12	5	1,241			776		2,034
Gross capitalized costs		45	89	1,265		624	1,329		3,352
Accumulated depreciation, depletion and amortization		(39)	(69)			(522)	(230)		(860)
Net capitalized costs equity-accounted entities (a) (b)		6	20	1,265		102	1,099		2,492

(a)	The amounts include net capitalized financial charges totaling euro 715 million in 2013 and euro 868 million in 2014 for the consolidated subsidiaries and euro 12 million in 2013 and euro 46 million in 2014 for equity-accounted entities.
(b)	The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The "Successful Effort Method" application according to Eni accounting policy would have led to an increase in net capitalized costs, mainly in relation to exploration costs, of euro 4,378 million in 2013 and euro 4,786 million in 2014 for the consolidated subsidiaries and euro 86 million in 2013 and euro 123 million in 2014 for equity-accounted entities.

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
2014
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions
Exploration	29	188	227	635		160	139	20	1,398
Development (a)	1,382	2,395	955	3,479	572	1,118	1,169	122	11,192
Total costs incurred consolidated subsidiaries	1,411	2,583	1,182	4,114	572	1,278	1,308	142	12,590
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		2				33	1		36
Development (b)		0	1	22		38	375		436
Total costs incurred equity-accounted entities		2	1	22		71	376		472

(a)	Includes the abandonment costs of the assets for euro 1,381 million in 2012, negative for euro 191 million in 2013 and euro 2,062 million in 2014.
(b)	Includes the abandonment costs of the assets for euro 63 million in 2012, for euro 10 million in 2013 and negative for euro 47 million in 2014.

Results of operations from oil and gas producing activities
Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain production sharing agreements, whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

Results of operations from oil and gas producing activities by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2012
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,712	3,177	2,338	6,040	459	425	1,614	425	18,190
- sales to third parties	50	715	9,129	2,243	1,368	1,387	106	333	15,331
Total revenues	3,762	3,892	11,467	8,283	1,827	1,812	1,720	758	33,521
Operations costs	(302)	(655)	(606)	(913)	(188)	(209)	(361)	(134)	(3,368)
Production taxes	(307)		(390)	(818)		(43)			(1,558)
Exploration expenses	(32)	(154)	(153)	(993)	(3)	(230)	(147)	(123)	(1,835)
D.D. & A. and provision for abandonment (a)	(777)	(683)	(1,137)	(1,750)	(120)	(720)	(1,256)	(167)	(6,610)
Other income (expense)	(201)	(122)	(934)	(435)	206	(149)	74	(42)	(1,603)
Pre-tax income from producing activities	2,143	2,278	8,247	3,374	1,722	461	30	292	18,547
Income taxes	(919)	(1,524)	(5,194)	(2,508)	(736)	(176)	(14)	(164)	(11,235)
Results of operations from E&P activities of consolidated subsidiaries (b)	1,224	754	3,053	866	986	285	16	128	7,312
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties		2	20	44		144	300		510
Total revenues		2	20	44		144	300		510
Operations costs			(10)	(5)		(14)	(20)		(49)
Production taxes		(1)	(3)			(4)	(128)		(136)
Exploration expenses		(5)	(2)	(11)		(4)			(22)
D.D. & A. and provision for abandonment		(50)	(2)	(13)		(41)	(35)		(141)
Other income (expense)		(7)	2	(48)		(6)	(55)		(114)
Pre-tax income from producing activities		(61)	5	(33)		75	62		48
Income taxes			(3)	4		(36)	(38)		(73)
Results of operations from E&P activities of equity-accounted entities (b)		(61)	2	(29)		39	24		(25)

(a)	Includes asset impairments amounting to euro 547 million in 2012.
(b)	The "Successful Effort Method" application according to accounting Eni policy would have led to an increase of euro 610 million in 2012 for the consolidated subsidiaries; a decrease of euro 10 million in 2012 for equity-accounted entities.

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,784	2,468	2,341	5,264	396	870	1,537	146	16,806
- sales to third parties		704	7,723	1,855	1,175	864	93	338	12,752
Total revenues	3,784	3,172	10,064	7,119	1,571	1,734	1,630	484	29,558
Operations costs	(391)	(717)	(649)	(932)	(192)	(224)	(342)	(119)	(3,566)
Production taxes	(326)		(317)	(710)		(38)		(25)	(1,416)
Exploration expenses	(32)	(288)	(95)	(869)	(1)	(205)	(136)	(110)	(1,736)
D.D. & A. and provision for abandonment (a)	(907)	(573)	(1,192)	(1,882)	(111)	(524)	(848)	43	(5,994)
Other income (expense)	(277)	161	(1,009)	(519)	(105)	(140)	20	(11)	(1,880)
Pre-tax income from producing activities	1,851	1,755	6,802	2,207	1,162	603	324	262	14,966
Income taxes	(872)	(1,006)	(4,281)	(1,702)	(396)	(178)	(117)	(149)	(8,701)
Results of operations from E&P activities of consolidated subsidiaries (b)	979	749	2,521	505	766	425	207	113	6,265
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			20	26		199	243		488
Total revenues			20	26		199	243		488
Operations costs			(11)	(44)		(18)	(23)		(96)
Production taxes			(4)			(14)	(113)		(131)
Exploration expenses		(8)	(3)			(25)	(1)		(37)
D.D. & A. and provision for abandonment		(1)	(1)			(65)	(40)		(107)
Other income (expense)		(4)	5	(12)		(13)	(38)		(62)
Pre-tax income from producing activities		(13)	6	(30)		64	28		55
Income taxes			(4)	(10)		(35)	30		(19)
Results of operations from E&P activities of equity-accounted entities (b)		(13)	2	(40)		29	58		36
2014
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,028	2,721	2,010	4,716	346	589	1,691	67	15,168
- sales to third parties		596	7,415	1,369	976	774	129	299	11,558
Total revenues	3,028	3,317	9,425	6,085	1,322	1,363	1,820	366	26,726
Operations costs	(423)	(687)	(694)	(935)	(208)	(223)	(357)	(124)	(3,651)
Production taxes	(293)		(291)	(648)		(33)		(15)	(1,280)
Exploration expenses	(29)	(227)	(207)	(706)		(185)	(189)	(46)	(1,589)
D.D. & A. and provision for abandonment (a)	(818)	(1,083)	(1,288)	(2,010)	(91)	(850)	(1,181)	(172)	(7,493)
Other income (expense)	(184)	(96)	(773)	(358)	(251)	(117)	(78)	(30)	(1,887)
Pre-tax income from producing activities	1,281	1,224	6,172	1,428	772	(45)	15	(21)	10,826
Income taxes	(351)	(803)	(3,928)	(1,273)	(291)	(112)	(6)	(16)	(6,780)
Results of operations from E&P activities of consolidated subsidiaries (b)	930	421	2,244	155	481	(157)	9	(37)	4,046
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			19			87	232		338
Total revenues			19			87	232		338
Operations costs			(11)			(11)	(27)		(49)
Production taxes			(3)				(94)		(97)
Exploration expenses		(8)				(45)	(1)		(54)
D.D. & A. and provision for abandonment		(1)	(1)			(44)	(60)		(106)
Other income (expense)		(1)	1	(32)		(3)	(42)		(77)
Pre-tax income from producing activities		(10)	5	(32)		(16)	8		(45)
Income taxes			(4)			(23)	(17)		(44)
Results of operations from E&P activities of equity-accounted entities (b)		(10)	1	(32)		(39)	(9)		(89)

(a)	Includes asset impairments amounting to euro 15 million in 2013 and euro 690 million in 2014.
(b)	The "Successful Effort Method" application according to accounting Eni policy would have led to an increase of euro 295 million in 2013 and euro 5 million in 2014 for the consolidated subsidiaries; a decrease of euro 6 million in 2013 and an increase of euro 24 million in 2014 for equity-accounted entities.

Oil and natural gas reserves
Eni’s criteria concerning evaluation and classification of proved developed and undeveloped reserves follow Regulation S-X 4-10 of the U.S. Securities and Exchange Commission and have been disclosed in accordance with FASB Extractive Activities - Oil & Gas (Topic 932).

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. In 2014, the average price for the marker Brent crude oil was $101 per barrel. Net proved reserves exclude interests and royalties owned by others. Proved reserves are classified as either developed or undeveloped. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation22 of part of its proved reserves on a rotational basis. The description of qualifications of the person primarily responsible of the reserves audit is included in the third party audit report23. In the preparation of their reports, independent evaluators rely, without independent verification, upon data furnished by Eni with respect to property interest, production, current costs of operation and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies and technical analysis relevant to field performance, long-term development plans, future capital and operating costs. In order to calculate the economic value of Eni equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements, and other pertinent information are provided. In 2014, Ryder Scott Company and DeGolyer and MacNaughton23 provided an independent evaluation of about 27% of Eni’s total proved reserves as of December 31, 201424, confirming, as in previous years, the reasonableness of Eni’s internal evaluations. In the three-year period from 2012 to 2014, 94% of Eni’s total proved reserves were subject to independent evaluation. As of December 31, 2014, the principal properties not subjected to independent evaluation in the last three years are M’Boundi (Congo) and Junin (Venezuela). Eni operates under production sharing agreements, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represented 47%, 51% and 50% of total proved reserves as of December 31, 2012, 2013 and 2014, respectively, on an oil-equivalent basis. Similar effects as PSAs apply to service and "buy-back" contracts; proved reserves associated with such contracts represented 2%, 3% and 3% of total proved reserves on an oil-equivalent basis as of December 31, 2012, 2013 and 2014, respectively. Oil and gas reserves quantities include: (i) oil and natural gas quantities in excess of cost recovery which the Company has an obligation to purchase under certain PSAs with governments or authorities, whereby the Company serves as producer of reserves. Reserves volumes associated with oil and gas deriving from such obligation represent 1.1%, 1% and 0.6% of total proved reserves as of December 31, 2012, 2013 and 2014, respectively, on an oil equivalent basis; (ii) volumes of natural gas used for own consumption; and (iii) the quantities of hydrocarbons related to the Angola LNG plant.

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

(22)	i	From 1991 to 2002 DeGolyer and McNaughton, from 2003 also Ryder Scott.
(23)	i	The reports of independent engineers are available on Eni website eni.com, section Publications/Annual Report 2014.
(24)	i	Including reserves of equity-accounted entities.

The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas as of December 31, 2012, 2013 and 2014.

Crude oil (including condensate and natural gas liquids)

(mmBBL)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2012
Consolidated subsidiaries
Reserves at December 31, 2011	259	372	917	670	653	106	132	25	3,134
of which: developed	184	195	622	483	215	34	92	25	1,850
of which: undeveloped	75	177	295	187	438	72	40		1,284
Purchase of minerals in place
Revisions of previous estimates	(9)	10	55	26	62	(9)	40	6	181
Improved recovery		1	20	7					28
Extensions and discoveries		3	10	65			8		86
Production	(23)	(35)	(98)	(90)	(22)	(15)	(26)	(7)	(316)
Sales of minerals in place				(6)	(23)				(29)
Reserves at December 31, 2012	227	351	904	672	670	82	154	24	3,084
Equity-accounted entities
Reserves at December 31, 2011			17	22		110	151		300
of which: developed			16	4			25		45
of which: undeveloped			1	18		110	126		255
Purchase of minerals in place
Revisions of previous estimates				(1)		2			1
Improved recovery
Extensions and discoveries			1			3			4
Production			(1)	(1)		(1)	(4)		(7)
Sales of minerals in place				(4)			(28)		(32)
Reserves at December 31, 2012			17	16		114	119		266
Reserves at December 31, 2012	227	351	921	688	670	196	273	24	3,350
Developed	165	180	601	456	203	49	128	24	1,806
Consolidated subsidiaries	165	180	584	456	203	41	109	24	1,762
Equity-accounted entities			17			8	19		44
Undeveloped	62	171	320	232	467	147	145		1,544
Consolidated subsidiaries	62	171	320	216	467	41	45		1,322
Equity-accounted entities				16		106	100		222
2013
Consolidated subsidiaries
Reserves at December 31, 2012	227	351	904	672	670	82	154	24	3,084
of which: developed	165	180	584	456	203	41	109	24	1,762
of which: undeveloped	62	171	320	216	467	41	45		1,322
Purchase of minerals in place			3						3
Revisions of previous estimates	19	16	12	83	31	62	11	2	236
Improved recovery				5					5
Extensions and discoveries		1	2	51			4		58
Production	(26)	(28)	(91)	(88)	(22)	(16)	(22)	(4)	(297)
Sales of minerals in place		(10)							(10)
Reserves at December 31, 2013	220	330	830	723	679	128	147	22	3,079
Equity-accounted entities
Reserves at December 31, 2012			17	16		114	119		266
of which: developed			17			8	19		44
of which: undeveloped				16		106	100		222
Purchase of minerals in place
Revisions of previous estimates				(1)			1
Improved recovery
Extensions and discoveries
Production			(1)			(2)	(4)		(7)
Sales of minerals in place						(111)			(111)
Reserves at December 31, 2013			16	15		1	116		148
Reserves at December 31, 2013	220	330	846	738	679	129	263	22	3,227
Developed	177	179	577	465	295	38	115	20	1,866
Consolidated subsidiaries	177	179	561	465	295	38	96	20	1,831
Equity-accounted entities			16				19		35
Undeveloped	43	151	269	273	384	91	148	2	1,361
Consolidated subsidiaries	43	151	269	258	384	90	51	2	1,248
Equity-accounted entities				15		1	97		113

(mmBBL)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2014
Consolidated subsidiaries
Reserves at December 31, 2013	220	330	830	723	679	128	147	22	3,079
of which: developed	177	179	561	465	295	38	96	20	1,831
of which: undeveloped	43	151	269	258	384	90	51	2	1,248
Purchase of minerals in place		1							1
Revisions of previous estimates	49	35	32	70	35	16	22	(7)	252
Improved recovery			3	1	2				6
Extensions and discoveries	1		2	36			5		44
Production	(27)	(34)	(91)	(84)	(19)	(13)	(27)	(2)	(297)
Sales of minerals in place		(1)		(7)					(8)
Reserves at December 31, 2014	243	331	776	739	697	131	147	13	3,077
Equity-accounted entities
Reserves at December 31, 2013			16	15		1	116		148
of which: developed			16				19		35
of which: undeveloped				15		1	97		113
Purchase of minerals in place
Revisions of previous estimates			(1)	3			5		7
Improved recovery
Extensions and discoveries
Production			(1)	(1)			(4)		(6)
Sales of minerals in place
Reserves at December 31, 2014			14	17		1	117		149
Reserves at December 31, 2014	243	331	790	756	697	132	264	13	3,226
Developed	184	174	534	477	306	64	142	12	1,893
Consolidated subsidiaries	184	174	521	470	306	64	116	12	1,847
Equity-accounted entities			13	7			26		46
Undeveloped	59	157	256	279	391	68	122	1	1,333
Consolidated subsidiaries	59	157	255	269	391	67	31	1	1,230
Equity-accounted entities			1	10		1	91		103

Natural gas (a)

(BCF)	Italy (b)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2012
Consolidated subsidiaries
Reserves at December 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
of which: developed	1,977	995	3,070	1,437	1,480	528	385	491	10,363
of which: undeveloped	514	430	3,120	512	168	157	205	113	5,219
Purchase of minerals in place
Revisions of previous estimates	154	45		284	141	18	(41)	5	606
Improved recovery
Extensions and discoveries	24	15	1	113	469	2	4		628
Production	(254)	(168)	(633)	(196)	(81)	(143)	(104)	(37)	(1,616)
Sales of minerals in place	(782)			(89)	(139)				(1,010)
Reserves at December 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
Equity-accounted entities
Reserves at December 31, 2011		2	20	338		3,033	1,307		4,700
of which: developed			17	4		24	8		53
of which: undeveloped		2	3	334		3,009	1,299		4,647
Purchase of minerals in place
Revisions of previous estimates		(2)	(2)	3		1	1,340		1,340
Improved recovery
Extensions and discoveries				17		38	739		794
Production			(2)	(2)		(29)			(33)
Sales of minerals in place				(3)			(31)		(34)
Reserves at December 31, 2012			16	353		3,043	3,355		6,767
Reserves at December 31, 2012	1,633	1,317	5,574	2,414	2,038	3,605	3,804	572	20,957
Developed	1,325	925	2,736	1,429	1,401	774	340	459	9,389
Consolidated subsidiaries	1,325	925	2,720	1,429	1,401	372	334	459	8,965
Equity-accounted entities			16			402	6		424
Undeveloped	308	392	2,838	985	637	2,831	3,464	113	11,568
Consolidated subsidiaries	308	392	2,838	632	637	190	115	113	5,225
Equity-accounted entities				353		2,641	3,349		6,343
2013
Consolidated subsidiaries
Reserves at December 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
of which: developed	1,325	925	2,720	1,429	1,401	372	334	459	8,965
of which: undeveloped	308	392	2,838	632	637	190	115	113	5,225
Purchase of minerals in place			5						5
Revisions of previous estimates	105	103	253	475	(3)	104	142	316	1,495
Improved recovery
Extensions and discoveries	24	1	24	14		208	7		278
Production	(230)	(157)	(609)	(176)	(78)	(130)	(89)	(40)	(1,509)
Sales of minerals in place		(17)							(17)
Reserves at December 31, 2013	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
Equity-accounted entities
Reserves at December 31, 2012			16	353		3,043	3,355		6,767
of which: developed			16			402	6		424
of which: undeveloped				353		2,641	3,349		6,343
Purchase of minerals in place
Revisions of previous estimates			1	(18)		16	(2)		(3)
Improved recovery
Extensions and discoveries
Production			(2)	(5)		(60)			(67)
Sales of minerals in place						(2,971)			(2,971)
Reserves at December 31, 2013			15	330		28	3,353		3,726
Reserves at December 31, 2013	1,532	1,247	5,246	2,704	1,957	772	3,862	848	18,168
Developed	1,266	904	2,447	1,295	1,488	300	315	561	8,576
Consolidated subsidiaries	1,266	904	2,432	1,295	1,488	286	310	561	8,542
Equity-accounted entities			15			14	5		34
Undeveloped	266	343	2,799	1,409	469	472	3,547	287	9,592
Consolidated subsidiaries	266	343	2,799	1,079	469	458	199	287	5,900
Equity-accounted entities				330		14	3,348		3,692

(a)	Values lower than 1 BCF are not disclosed in this table.
(b)	Including approximately 767 BCF of natural gas at December 31, 2011.

Natural gas (a) continued

(BCF)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2014
Consolidated subsidiaries
Reserves at December 31, 2013	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
of which: developed	1,266	904	2,432	1,295	1,488	286	310	561	8,542
of which: undeveloped	266	343	2,799	1,079	469	458	199	287	5,900
Purchase of minerals in place		21							21
Revisions of previous estimates	113	99	668	214	165	156	23	(1)	1,437
Improved recovery
Extensions and discoveries			19	341		59	16		435
Production	(213)	(195)	(627)	(185)	(73)	(113)	(80)	(40)	(1,526)
Sales of minerals in place		(1)							(1)
Reserves at December 31, 2014	1,432	1,171	5,291	2,744	2,049	846	468	807	14,808
Equity-accounted entities
Reserves at December 31, 2013			15	330		28	3,353		3,726
of which: developed			15			14	5		34
of which: undeveloped				330		14	3,348		3,692
Purchase of minerals in place
Revisions of previous estimates			2	25		(2)			25
Improved recovery
Extensions and discoveries
Production			(2)	(4)		(8)			(14)
Sales of minerals in place
Reserves at December 31, 2014			15	351		18	3,353		3,737
Reserves at December 31, 2014	1,432	1,171	5,306	3,095	2,049	864	3,821	807	18,545
Developed	1,192	887	2,125	1,360	1,553	271	399	675	8,462
Consolidated subsidiaries	1,192	887	2,110	1,271	1,553	261	393	675	8,342
Equity-accounted entities			15	89		10	6		120
Undeveloped	240	284	3,181	1,735	496	593	3,422	132	10,083
Consolidated subsidiaries	240	284	3,181	1,473	496	585	75	132	6,466
Equity-accounted entities				262		8	3,347		3,617

(a)	Values lower than 1 BCF are not disclosed in this table.

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

The standardized measure of discounted future net cash flows by geographical area consists of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

December 31, 2012
Consolidated subsidiaries
Future cash inflows	30,308	38,912	108,343	56,978	53,504	7,881	11,008	4,957	311,891
Future production costs	(5,900)	(8,190)	(18,555)	(14,844)	(9,561)	(2,854)	(2,520)	(921)	(63,345)
Future development and abandonment costs	(3,652)	(7,511)	(8,412)	(6,873)	(3,802)	(1,974)	(1,502)	(197)	(33,923)
Future net inflow before income tax	20,756	23,211	81,376	35,261	40,141	3,053	6,986	3,839	214,623
Future income tax	(6,911)	(15,063)	(44,256)	(21,348)	(10,293)	(903)	(2,906)	(1,181)	(102,861)
Future net cash flows	13,845	8,148	37,120	13,913	29,848	2,150	4,080	2,658	111,762
10 % discount factor	(5,519)	(2,630)	(16,539)	(4,976)	(17,943)	(496)	(1,337)	(1,030)	(50,470)
Standardized measure of discounted future net cash flows	8,326	5,518	20,581	8,937	11,905	1,654	2,743	1,628	61,292
Equity-accounted entities
Future cash inflows		1	658	3,594		6,689	18,132		29,074
Future production costs			(203)	(576)		(2,216)	(5,003)		(7,998)
Future development and abandonment costs		(1)	(17)	(101)		(1,061)	(2,563)		(3,743)
Future net inflow before income tax			438	2,917		3,412	10,566		17,333
Future income tax			(36)	(1,291)		(795)	(5,729)		(7,851)
Future net cash flows			402	1,626		2,617	4,837		9,482
10 % discount factor			(206)	(962)		(1,747)	(3,621)		(6,536)
Standardized measure of discounted future net cash flows			196	664		870	1,216		2,946
Total consolidated subsidiaries and equity-accounted entities	8,326	5,518	20,777	9,601	11,905	2,524	3,959	1,628	64,238
December 31, 2013
Consolidated subsidiaries
Future cash inflows	28,829	33,319	92,661	58,252	50,754	12,487	10,227	5,294	291,823
Future production costs	(6,250)	(6,836)	(16,611)	(15,986)	(9,072)	(3,876)	(2,379)	(1,417)	(62,427)
Future development and abandonment costs	(4,593)	(6,202)	(8,083)	(7,061)	(3,445)	(3,960)	(1,561)	(279)	(35,184)
Future net inflow before income tax	17,986	20,281	67,967	35,205	38,237	4,651	6,287	3,598	194,212
Future income tax	(5,776)	(12,746)	(35,887)	(20,491)	(9,939)	(1,391)	(2,387)	(1,093)	(89,710)
Future net cash flows	12,210	7,535	32,080	14,714	28,298	3,260	3,900	2,505	104,502
10 % discount factor	(5,048)	(2,110)	(14,327)	(5,619)	(16,984)	(1,683)	(1,353)	(1,201)	(48,325)
Standardized measure of discounted future net cash flows	7,162	5,425	17,753	9,095	11,314	1,577	2,547	1,304	56,177
Equity-accounted entities
Future cash inflows			524	4,041		262	17,239		22,066
Future production costs			(164)	(1,465)		(38)	(5,467)		(7,134)
Future development and abandonment costs			(17)	(85)		(73)	(2,299)		(2,474)
Future net inflow before income tax			343	2,491		151	9,473		12,458
Future income tax			(20)	(1,617)		(61)	(4,156)		(5,854)
Future net cash flows			323	874		90	5,317		6,604
10 % discount factor			(175)	(401)		(20)	(3,681)		(4,277)
Standardized measure of discounted future net cash flows			148	473		70	1,636		2,327
Total consolidated subsidiaries and equity-accounted entities	7,162	5,425	17,901	9,568	11,314	1,647	4,183	1,304	58,504

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

December 31, 2014
Consolidated subsidiaries
Future cash inflows	24,951	29,140	96,372	65,853	55,740	13,664	10,955	4,849	301,524
Future production costs	(6,374)	(6,856)	(19,906)	(18,236)	(9,878)	(4,158)	(2,680)	(1,092)	(69,180)
Future development and abandonment costs	(4,698)	(5,292)	(9,673)	(9,139)	(4,576)	(4,600)	(1,892)	(356)	(40,226)
Future net inflow before income tax	13,879	16,992	66,793	38,478	41,286	4,906	6,383	3,401	192,118
Future income tax	(3,583)	(10,595)	(35,484)	(20,514)	(10,400)	(1,462)	(2,401)	(989)	(85,428)
Future net cash flows	10,296	6,397	31,309	17,964	30,886	3,444	3,982	2,412	106,690
10 % discount factor	(4,064)	(1,464)	(13,905)	(7,164)	(19,699)	(1,900)	(1,353)	(1,106)	(50,655)
Standardized measure of discounted future net cash flows	6,232	4,933	17,404	10,800	11,187	1,544	2,629	1,306	56,035
Equity-accounted entities
Future cash inflows			485	3,861		200	18,871		23,417
Future production costs			(165)	(692)		(33)	(5,724)		(6,614)
Future development and abandonment costs			(18)	(104)		(51)	(2,032)		(2,205)
Future net inflow before income tax			302	3,065		116	11,115		14,598
Future income tax			(23)	(426)		(45)	(4,608)		(5,102)
Future net cash flows			279	2,639		71	6,507		9,496
10 % discount factor			(158)	(1,442)		(11)	(4,327)		(5,938)
Standardized measure of discounted future net cash flows			121	1,197		60	2,180		3,558
Total consolidated subsidiaries and equity-accounted entities	6,232	4,933	17,525	11,997	11,187	1,604	4,809	1,306	59,593

Changes in standardized measure of discounted future net cash flows
Changes in standardized measure of discounted future net cash flows for the years ended December 31, 2012, 2013 and 2014, are as follows:

(euro million)	Consolidated subsidiaries	Equity-accounted entities	Total

Standardized measure of discounted future net cash flows at December 31, 2011	62,238	2,660	64,898
Increase (Decrease):
- sales, net of production costs	(28,595)	(325)	(28,920)
- net changes in sales and transfer prices, net of production costs	2,264	(56)	2,208
- extensions, discoveries and improved recovery, net of future production and development costs	4,868	812	5,680
- changes in estimated future development and abandonment costs	(3,802)	(357)	(4,159)
- development costs incurred during the period that reduced future development costs	8,199	409	8,608
- revisions of quantity estimates	3,725	824	4,549
- accretion of discount	12,527	477	13,004
- net change in income taxes	2,207	(830)	1,377
- purchase of reserves-in-place
- sale of reserves-in-place	(1,509)	(615)	(2,124)
- changes in production rates (timing) and other	(830)	(53)	(883)
Net increase (decrease)	(946)	286	(660)
Standardized measure of discounted future net cash flows at December 31, 2012	61,292	2,946	64,238
Increase (Decrease):
- sales, net of production costs	(24,576)	(261)	(24,837)
- net changes in sales and transfer prices, net of production costs	(3,632)	(223)	(3,855)
- extensions, discoveries and improved recovery, net of future production and development costs	1,699	3	1,702
- changes in estimated future development and abandonment costs	(6,821)	(427)	(7,248)
- development costs incurred during the period that reduced future development costs	8,456	665	9,121
- revisions of quantity estimates	6,385	(298)	6,087
- accretion of discount	11,937	521	12,458
- net change in income taxes	5,587	379	5,966
- purchase of reserves-in-place	74		74
- sale of reserves-in-place	(252)	(770)	(1,022)
- changes in production rates (timing) and other	(3,972)	(208)	(4,180)
Net increase (decrease)	(5,115)	(619)	(5,734)
Standardized measure of discounted future net cash flows at December 31, 2013	56,177	2,327	58,504
Increase (Decrease):
- sales, net of production costs	(21,795)	(192)	(21,987)
- net changes in sales and transfer prices, net of production costs	(12,053)	(500)	(12,553)
- extensions, discoveries and improved recovery, net of future production and development costs	1,667		1,667
- changes in estimated future development and abandonment costs	(6,047)	223	(5,824)
- development costs incurred during the period that reduced future development costs	8,745	451	9,196
- revisions of quantity estimates	8,085	(325)	7,760
- accretion of discount	11,064	512	11,576
- net change in income taxes	7,049	704	7,753
- purchase of reserves-in-place	67		67
- sale of reserves-in-place	(271)		(271)
- changes in production rates (timing) and other	3,347	358	3,705
Net increase (decrease)	(142)	1,231	1,089
Standardized measure of discounted future net cash flows at December 31, 2014	56,035	3,558	59,593

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2015

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

Part III – Share capital – Shares – Bonds

ARTICLE 5
5.1	The Company’s share capital is equal to euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six), represented by 3,634,185,330 (three billion six hundred and thirty four million one hundred and eighty-five thousand three hundred and thirty) ordinary shares without indication of par value.
5.2	Shares may not be split and each share gives entitlement to one vote.
5.3	The status of shareholder in itself constitutes approval of these By-laws.

ARTICLE 6
6.1	Pursuant to Article 3 of Decree Law No. 332 of May 31, 1994, ratified with amendments by Law No. 474 of July 30, 1994, no shareholder may hold, in any capacity, more than 3% of the Company’s share capital.

(1)	The English text is a translation of the Italian official "By-laws of Eni SpA". For any conflict or discrepancies between the two texts the Italian text shall prevail.

The calculation of such maximum shareholding limit also takes account of the aggregate shareholding held by the controlling party, whether a natural or legal person or company; subsidiaries under direct or indirect control, as well as entities controlled by the same controlling party; linked entities and persons related to the second degree by blood or marriage, with the exception of legally separated spouses.
A relationship of control, including with reference to entities other than companies, exists in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Italian Civil Code.
A link exists in the case set forth in Article 2359, paragraph 3, of the Italian Civil Code, as well as between entities that directly or indirectly, by way of subsidiaries other than those managing investment funds, participate, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or other equity holdings in third-party companies or, in any event, in agreements as referred to in Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third-party companies if said agreements involve least 10% of voting share capital if they are listed companies or 20% if they are unlisted companies.
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
13.2	Entitlement to attend and cast a vote at the Shareholders’ Meeting shall be certified by a statement submitted by an authorized intermediary on the basis of its accounting records to the Company on behalf of the person entitled to vote. The statement shall be issued by the intermediary on the basis of the balances on the accounts recorded at the end of the seventh trading day prior to the date of the Shareholders’ Meeting. Credit or debit records entered on the accounts after this deadline shall not be considered for the purpose of determining entitlement to exercise voting rights at the Shareholders’ Meeting. The statement issued by the authorized intermediary must reach the Company by the end of the third trading day prior to the date of the Shareholders’ Meeting, or by any other deadline established by Consob regulations issued in agreement with the Bank of Italy. Shareholders shall nevertheless be entitled to attend the meeting and cast a vote if the statements are received by the Company after the deadlines indicated above, provided they are received before the start of proceedings of the given call. For the purposes of this Article, reference is made to the date of first call, provided that the dates of any subsequent calls are indicated in the notice calling the meeting; otherwise, the date of each call is deemed the reference date.

ARTICLE 14
14.1	Those persons who are entitled to vote may appoint a party to represent themselves at the Shareholders’ Meeting by means of a written proxy or in electronic form in the manner set forth by current laws. Electronic notification of the proxy may be made through a special section of the Company’s website as indicated in the notice calling the meeting. In order to simplify proxy voting by shareholders who are employees of the Company or of its subsidiaries and belong to shareholders associations that meet applicable statutory requirements, locations for communications and collecting proxies shall be made available to said associations in accordance with the terms and conditions agreed from time to time with the legal representatives of said associations.
14.2	The Chairman of the meeting shall verify the validity of proxies and, in general, entitlement to participate in the meeting.
14.3	The right to vote may also be exercised by correspondence in accordance with the applicable provisions of law and regulations. If envisaged in the notice calling the meeting, those persons entitled to vote may participate in the Shareholders’ Meeting by means of telecommunication systems and exercise their right to vote by electronic means in accordance with the provisions of law, applicable regulations and the Shareholders’ Meeting Rules.
14.4	The Shareholders’ Meetings are governed by the Shareholders’ Meeting Rules as approved with a resolution of the ordinary Shareholders’ Meeting.
14.5	The Company may designate a person for each Shareholders’ Meeting to whom the shareholders may confer a proxy with voting instructions on all or some of the items on the agenda, as provided for by law and regulations, by the end of the second trading day preceding the date set for the Shareholders’ Meeting including for calls subsequent to the first. Such proxy shall not be valid for items in respect of which no voting instructions have been provided.

ARTICLE 15
15.1	The Shareholders’ Meeting is chaired by the Chairman of the Board of Directors, or in the event of the Chairman’s absence or impediment, by the Chief Executive Officer; in their absence, the Shareholders’ Meeting shall elect its own Chairman.
15.2	The Chairman of the meeting is assisted by a Secretary, who need not be a shareholder, to be designated by the participants in the meeting, and may appoint one or more scrutineers.

ARTICLE 16
16.1	The ordinary Shareholders’ Meeting decides on all matters for which it is legally responsible and authorizes the transfer of the business.
16.2	The ordinary and extraordinary Shareholders’ Meetings, are normally held on single call; in such case the majorities required by law shall apply. The Board of Directors may, if deemed necessary, establish that both the ordinary and the extraordinary Shareholders’ Meetings shall be held after more than one call; their resolutions in first, second or third call must be passed with the majorities required by law in each case.
16.3	The resolutions of the Shareholders’ Meeting, approved in accordance with the law and these By-laws, shall be binding on all shareholders, including those dissenting or not present.
16.4	The minutes of ordinary meetings shall be signed by the Chairman and the Secretary.
16.5	The minutes of extraordinary meetings shall be drawn up by a notary public.

Part V – The Board of Directors

ARTICLE 17
17.1	The Company is governed by a Board of Directors consisting of no fewer than three and no more than nine members. The Shareholders’ Meeting shall determine the number within these limits.
17.2	The directors shall be appointed for a period of up to three financial years; this term shall lapse on the date of the Shareholders’ Meeting convened to approve the financial statements for their last year in office. They may be re-elected.
17.3	The Board of Directors shall be elected by the Shareholders’ Meeting on the basis of slates presented by shareholders and by the Board of Directors. The candidates shall be listed on the slates in numerical order.
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
a)	seven-tenths of the directors to be elected shall be drawn from the slate that receives the most votes of the shareholders in the order in which they appear on the slate, rounded off in the event of a decimal number to the next lowest whole number;
b)	the remaining directors shall be drawn from the other slates. Said slates shall not be connected in any way, directly or indirectly, to the shareholders who have submitted or voted the slate that receives the largest number of votes. For this purpose, the votes received by each slate shall be divided by one or two or three depending upon the number of directors to be elected. The quotients, or points, thus obtained shall be assigned progressively to candidates of each slate in the order given in the slates themselves. The candidates of all the slates shall be ranked by the points assigned in single list in descending order. Those who receive the most points shall be elected. In the event that more than one candidate receives the same number of points, the candidate elected shall be the person from the slate that has not hitherto had a director elected or that has elected the least number of directors. In the event that none of the slates has yet had a director elected or that all of them have had the same number of directors elected, the candidate among all such slates who has received the highest number of votes shall be elected. In the event of equal slate votes and equal points, the entire Shareholders’ Meeting shall vote again and the candidate elected shall be the person who receives a simple majority of the votes;
c)	if the minimum number of independent directors required under these By-laws has not been elected following the above procedure, the points to be assigned to the candidates draw from the slates shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidates who do not meet the requirements of independence with the fewest points from among the candidates drawn from all of the slates shall be replaced, starting from the last, by the independent candidates, from the same slate as the replaced candidate (following the order in which they are listed), otherwise by persons meeting the independence requirements appointed in accordance with the procedure set out in letter d). In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the lowest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;
c-bis)	if the application of the procedure set out in letters a) and b) does not permit compliance with the gender-balance rules, the points to attribute to each candidate drawn from the slate shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced, without prejudice to the compliance with the required minimum number of independent directors, by the member of the less-represented gender who may be listed (with the next highest ordinal number) on the same slate as the candidate to be replaced, otherwise by a person to be appointed following the procedure set out in letter d). In cases where candidates from different lists have received the same minimum number of points, the candidate from the slate from which the largest number of directors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced; and
d)	to appoint directors who for any reason were not appointed pursuant to the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, to ensure that the composition of the Board of Directors complies with applicable law and the By-laws.
The slate voting procedure shall apply only to the election of the entire Board of Directors.
17.4	The Shareholders’ Meeting may, during the Board’s term of office, change the number of members of the Board of Directors, within the limits established in the first paragraph of this Article, and make the related appointments. The terms of directors so elected shall expire at the same time as those of the directors already in office.
17.5	If, during the year, the office of one or more directors should be vacated, he/she shall be replaced in accordance with Article 2386 of the Italian Civil Code. In any case, compliance with the required minimum number of independent directors and the applicable rules concerning gender-balance shall not be affected.
If a majority of the directors should vacate their offices, the entire Board shall be considered to have resigned, and the Board shall promptly call a Shareholders’ Meeting to elect a new Board.
17.6	The Board may establish internal committees to provide advice and proposals on specific issues.

ARTICLE 18
18.1	If the Shareholders’ Meeting has not appointed a Chairman, the Board shall elect one from among its members.
18.2	The Board, acting upon a proposal of the Chairman, shall appoint a Secretary, who need not be affiliated with the Company.

ARTICLE 19
19.1	The Board shall meet in the place indicated in the meeting notice whenever the Chairman or, in the event of his absence or impediment, the Chief Executive Officer deems necessary, or when a written request has been made by the majority of its members. The Board of Directors may also be convened pursuant to Article 28.4 of these By-laws. The meetings of the Board of Directors may be held by video or teleconference on the condition that all of the participants in the meeting can be identified and that all can follow and participate in real time in the discussion of the matters being addressed. The meeting shall be considered duly held in the place where the Chairman and the Secretary are present.
19.2	Notice shall normally be given at least five days in advance of the meeting. In urgent circumstances, the period of notice may be shorter. The Board of Directors shall decide how its meetings are to be convened.
19.3	The Board of Directors shall also be convened when so requested by at least two directors or by one director if the Board consists of three directors, to decide on a specific matter deemed to be of particular importance regarding the management of the Company. Said matter shall be specified in the request.
ARTICLE 20
20.1	TThe Chairman of the Board or, in his absence, the eldest director in attendance shall chair the meeting.

ARTICLE 21
21.1	For a Board meeting to be valid, a majority of serving directors must be present.
21.2	Resolutions shall be approved by a majority of the votes of the directors present; in the event of a tie, the person who chairs the meeting shall have a casting vote.

ARTICLE 22
22.1	The resolutions of the Board of Directors shall be registered in the minutes, which shall be recorded in a book kept for that purpose pursuant to the provisions of law, and said minutes shall signed by the Chairman of the meeting and by the Secretary.
22.2	Copies of the minutes shall be considered bona fide if they are signed by the Chairman or the person acting in place of the Chairman and countersigned by the Secretary.

ARTICLE 23
23.1	The Board of Directors is invested with the fullest powers for the ordinary and extraordinary management of the Company and, in particular, has the power to perform all acts it deems advisable for the implementation and achievement of the corporate purpose, with the sole exception of acts that the law or these By-laws reserve to the Shareholders’ Meeting.
23.2	The Board of Directors shall decide the following matters:
-	the merger and proportional demerger of companies in which the Company owns shares or other equity holdings representing at least 90% of the share capital;
-	the establishment and closing of branches; and
-	the amendment of the By-laws to comply with the provisions of law.
23.3	The Board of Directors and the Chief Executive Officer shall promptly report to the Board of Statutory Auditors at least every three months and in any event at the time of the meetings of the Board of Directors, on the activity carried out and on the transactions with the most significant impact on performance and the financial position carried out by the Company and its subsidiaries. In particular, they shall report to the Board of Statutory Auditors those transactions in which they have an interest, either on their own behalf or on behalf of third parties.

ARTICLE 24
24.1	The Board of Directors may delegate its powers to one of its members, within the limits set forth in Article 2381 of the Italian Civil Code. The Board may, in addition, delegate powers to the Chairman to identify and promote integrated projects and international agreements of strategic importance. The Board of Directors may revoke delegated powers at any time, proceeding, in the case of revocation of the powers delegated to the Chief Executive Officer, to appoint another Chief Executive Officer at the same time. The Board of Directors, acting upon a proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for individual acts or categories of acts on other members of the Board of Directors. The Chairman and the Chief Executive Officer, within the limits of the authority attributed to them, may delegate and empower Company employees or third parties to represent the Company for individual acts or specific categories of acts.
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
The Shareholders’ Meeting shall appoint the Chairman of the Board of Statutory Auditors from among the standing Statutory Auditors appointed in accordance with Article 17.3, letter b) of these By-laws.
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

EXHIBIT 8

See "Item 18 – note 45 – Other information about investments – Information on Eni’s investments as of December 31, 2014 – of the Notes on Consolidated Financial Statements".

EXHIBIT 11

Code of Ethics

Approved by the Board of Directors of Eni SpA on April 10, 2014
The English text is a translation of the Italian official "Code of Ethics"
For any conflict or discrepancies between the two texts the Italian text shall prevail

Introduction

I. GENERAL PRINCIPLES: SUSTAINABILITY AND CORPORATE RESPONSIBILITY

II. BEHAVIOUR RULES AND RELATIONS WITH STAKEHOLDERS

1. Ethics, transparency, fairness, professionalism
2. Relations with shareholders and with the Market
2.1. Value for shareholders, efficiency, transparency
2.2. Self-Regulatory Code
2.3. Company information
2.4. Privileged information
2.5. Information means
3. Relations with institutions, associations, local communities
3.1. Authorities and Public Institutions
3.2. Political organizations and trade unions
3.3. Development of local communities
3.4. Promotion of "non-profit" activities
4. Relations with customers and suppliers
4.1. Customers and consumers
4.2. Suppliers and external collaborators
5. The management, employees and collaborators of eni
5.1. Development and protection of Human Resources
5.2. Knowledge Management
5.3. Corporate security
5.4. Harassment or mobbing in the workplace
5.5. Abuse of alcohol or drugs and no smoking

III. TOOLS FOR IMPLEMENTING THE CODE OF ETHICS
1. Internal Control and Risk Management System
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

INTRODUCTION

eni1 is an internationally oriented industrial group which, because of its size and the importance of its activities, plays a significant role in the marketplace and in the economic development and welfare of the individuals who work or collaborate with eni and of the communities where it is present.

The complexity of the situations in which eni operates, the challenges of sustainable development and the need to take into consideration the interests of all people having a legitimate interest in the corporate business ("Stakeholders"), strengthen the importance to clearly define the values that eni accepts, acknowledges and shares, as well as the responsibilities it assumes, contributing to a better future for everybody.

For this reason the new eni Code of Ethics ("Code" or "Code of Ethics") has been devised. Compliance with the Code by eni’s directors, statutory auditors, management and employees, as well as by all those who operate in Italy and abroad for achieving eni’s objectives ("eni’s People"), each within their own functions and responsibilities, is of paramount importance – also pursuant to legal and contractual provisions governing the relationship with eni – for eni’s efficiency, reliability and reputation, which are all crucial factors for its success and for improving the social situation in which eni operates.

eni undertakes to promote awareness of the Code among eni’s People and the other Stakeholders and their constructive contribution to its principles eni undertakes to take into account any suggestions and observations by the Stakeholders, with the aim of confirming or supplementing the Code.

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

I. GENERAL PRINCIPLES: SUSTAINABILITY AND CORPORATE RESPONSIBILITY

Compliance with the law, regulations, statutory provisions, self-regulatory codes, ethical integrity and fairness, is a constant commitment and duty of all eni’s People, and characterizes the conduct of its entire organization.
eni’s business and corporate activities have to be carried out in a transparent, honest and fair way, in good faith, and in full compliance with competition protection rules.
eni undertakes to maintain and strengthen a governance system in line with international best practice standards, able to deal with the complex situations in which eni operates, and with the challenges to face for sustainable development.
Systematic methods for involving Stakeholders are adopted, fostering dialogue on sustainability and corporate responsibility.
In conducting both its activities as an international company and those with its partners, eni stands up for the protection and promotion of human rights, inalienable and fundamental prerogatives of human beings and basis for the establishment of societies founded on principles of equality, solidarity, repudiation of war, and for the protection of civil and political rights, of social, economic and cultural rights and the so-called third generation rights (self-determination right, right to peace, right to development and protection of the environment).
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
The belief that one is acting in favour or to the advantage of eni can never, in any way, justify, not even in part, any behaviours that conflict with the principles and contents of the Code.

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
All eni’s activities have to be performed with the utmost care and professional skill, with the duty to provide skills and expertise adequate to the tasks assigned, and to act in a way capable to protect eni’s image and reputation. Subject to compliance with applicable laws and obligations arising under the principles contained in the Code of Conduct, the corporate objectives, as well as the proposal and implementation of projects, investments and actions, have to be aimed at improving the Company’s assets, management, technological and information level in the long term, and at creating value and welfare for all Stakeholders.
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

2. RELATIONS WITH SHAREHOLDERS AND WITH THE MARKET
2.1.Value for shareholders, efficiency, transparency
The internal structure of eni and the relations with the parties directly and indirectly taking part in its activities are organized according to rules able to ensure management reliability and a fair balance between the management’s powers and the interests of shareholders and of the other Stakeholders in general, as well as transparency and market traceability of management decisions and general corporate events which may considerably influence the market value of the financial instruments issued.
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
eni deems it necessary that shareholders are enabled to participate in decisions which come within the limits of their competence and make informed choices. Therefore, eni undertakes to ensure maximum transparency and timeliness of information communicated to shareholders and to the market, by means of the corporate internet site, too, in compliance with the laws and regulations applicable to listed companies.
eni also undertakes to keep in due consideration the legitimate remarks expressed by shareholders whenever they are entitled to do so.

2.2. Self-Regulatory Code
The main corporate governance rules of eni are contained in the Corporate Governance Code for listed companies, to which eni adheres and which is referred to herein as may be required.

2.3. Company information
eni ensures the correct management of Company information, by means of suitable procedures for in-house management and communication to the outside, with particular reference to privileged information.

2.4. Privileged information
All eni’s People are required, while performing the tasks entrusted to them, to properly manage privileged information such as to know and comply with corporate procedures referring to market abuse. Any conduct liable to constitute market abuse or facilitate its commission is specifically prohibited. In any case, the purchase or sale of shares of eni or of companies outside eni shall always be based on absolute and transparent fairness.

2.5. Information means
eni undertakes to provide outside parties with true, prompt, transparent and accurate information.
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

3.2. Political organizations and trade unions
eni does not make any direct or indirect contributions in whatever form to political parties, movements, committees, political organizations and trade unions, nor to their representatives and candidates.

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
eni therefore undertakes to promote the knowledge of its corporate values and principles, at every level of its organization, also through adequate control procedures, and to protect the rights of local communities, with particular reference to their culture, institutions, ties and life styles.
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
eni therefore undertakes to foster and support, as well as to promote among its People, its "non-profit" activities which demonstrate the Company’s commitment to help meet the needs of those communities where it operates.

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
In relationships regarding tenders, procurement and, generally, the supply of goods and/or services and of external collaborations (including consultants, agents, etc.), eni’s People shall:
•	follow internal procedures concerning selection and relations with suppliers and external collaborators and abstain from excluding any supplier meeting requirements from bidding for eni’s orders; adopt appropriate and objective selection methods, based on established, transparent criteria;
•	secure the cooperation of suppliers and external collaborators in guaranteeing the continuous satisfaction of customers and consumers, to an extent adequate to that legitimately expected by them, in terms of quality, costs and delivery times;
•	use as much as possible, in compliance with the laws in force and the criteria for legality of transactions with related parties, products and services supplied by eni companies at arm’s length and market conditions;

•	state in contracts the Code acknowledgement and the obligation to comply with the principles contained therein;
•	comply with, and demand compliance with, the conditions contained in contracts;
•	maintain a frank and open dialogue with suppliers and external collaborators in line with good commercial practice; promptly inform superiors, and the Guarantor, about any possible violations of the Code; and
•	inform the relevant eni Corporate structure about any serious problems that may arise with a particular supplier or external collaborator, in order to evaluate possible consequences for eni.
The remuneration to be paid shall be exclusively proportionate to the services to be rendered and described in the contract and payments shall not be allowed to any party different from the contract party nor in a third country different from the one of the parties or where the contract has to be performed[2].

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

5.3. Corporate security
eni engages in the study, development and implementation of strategies, policies and operational plans aimed at preventing and overcoming any intentional or non-intentional behaviour which may cause direct or indirect damage to eni’s People and/or to the tangible and intangible resources of the Company. Preventive and defensive measures, aimed at minimizing the need for an active response – always in proportion to the attack – to threats to people and assets, are favoured.
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

(2)	For the purposes of application of the ban, third countries do not include States where a company/entity, counter-party of eni, has established its centralized cash management system and/or where the same has established, in whole or in part, its headquarters, offices or business units functional and necessary for the execution of the contract, in each case subject to all the additional control tools provided by internal regulatory instruments concerning the selection of counter-parties and payments.

5.4. Harassment or mobbing in the workplace
eni supports any initiatives aimed at implementing working methods for the achievement of a better organization.
eni demands that there shall be no harassment or mobbing behaviours in personal working relationships either inside or outside the Company. Such behaviours are all forbidden, without exceptions. Such harassment is for instance:
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
Any form of violence or harassment, either sexual harassment or harassment based on personal and cultural diversity, is forbidden. Such harassment is for instance:
•	subordinating decisions on someone’s working life to the acceptance of sexual attentions, or personal and cultural diversity;
•	encouraging employees to sexual favours through the influence of a role;
•	proposing private interpersonal relations, despite express or reasonably obvious non-acceptance; and
•	alluding to disabilities and physical or psychic impairment, or to forms of cultural, religious or sexual diversity.

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

III. TOOLS FOR IMPLEMENTING THE CODE OF ETHICS

1. SYSTEM OF INTERNAL CONTROL

eni is committed to promoting and maintaining an adequate internal control and risk management system, by adopting and implementing all the instruments to direct, manage and monitor business activities with the aim of ensuring compliance with laws and Company procedures, protecting corporate assets, efficiently and effectively managing activities and providing accurate and complete accounting and financial data, and ensuring a proper process of identification, measurement, management and monitoring of key business risks.
The responsibility for implementing an effective system of internal control and risk management is shared at every level of eni’s organizational structure; therefore, all eni’s People, according to their functions and responsibilities, shall define and actively participate in the correct functioning of the system of internal control and risk management.
eni promotes the dissemination, at every level of its organization, of policies and procedures characterized by awareness of the existence of controls and by an informed and voluntary control oriented mentality; consequently, eni’s management in the first place and all eni’s People in any case shall contribute to and participate in eni’s system of internal control and risk management and, with a positive attitude, involve its collaborators in this respect.
Each employee shall be held responsible for the corporate tangible and intangible assets relevant to his/her job. No employee can make, or let others make, improper use of assets and equipment belonging to eni.
Any practices and attitudes linked to the perpetration or to the participation in the perpetration of frauds are forbidden without any exception.
Control and watch structures, eni Internal Audit department and appointed auditing companies shall have full access to all data, documents and information necessary to perform their own relevant activities.

1.1. Conflicts of interest
eni acknowledges and respects the right of its People to take part in investments, business and other kinds of activities other than the activity performed in the interest of eni, provided that such activities are permitted by law and are compatible with the obligations assumed towards eni. eni adopts internal regulatory instruments that ensure transparency and fairness, substantive and procedural, of the transactions involving interests of directors and auditors and transactions with related parties.

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
Moreover, conflicts of interest are determined by the following situations:
•	using one’s position in the Company or the information or business opportunities acquired during one’s work, to undue personal advantage or to that of third parties; and
•	carrying out of work activities by employees and/or their family members at suppliers, subcontractors, competitors.
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

1.2. Transparency of accounting records
Accounting transparency is grounded on the use of true, accurate and complete information which form the basis for the entries in the books of accounts. Each member of Company bodies, of management or employee shall cooperate, within their own field of competence, in order to have operational events properly and timely registered in the books of accounts.
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
eni actively contributes as appropriate to the promotion of scientific and technological development aimed at protecting the environment and natural resources. The operative management of such activities shall be carried out according to advanced criteria for the protection of the environment and energy efficiency, with the aim of creating better working conditions and protecting the health and safety of employees, as well as the environment.
eni’s People shall, within their areas of responsibility, actively participate in the process of risk prevention, as well as environmental, public safety and health protection for themselves, their colleagues and third parties.

3. RESEARCH, INNOVATION AND INTELLECTUAL PROPERTY PROTECTION

eni promotes research and innovation activities by management and employees, within their functions and responsibilities. Any intellectual assets generated by such activities are an important and fundamental heritage of eni.
Research and innovation focus in particular on the promotion of products, instruments, processes and behaviours supporting energy efficiency, reduction of environmental impact, attention to health and safety of employees, of customers and of the local communities where eni operates, and in general sustainability of business activities.

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
•	membership in associations, conferences, congresses, seminars, courses;
•	drawing up of articles, essays and publications in general; and
•	participation in public events in general.
In this regard, eni’s management and employees in charge of illustrating, or providing to the outside data or news concerning eni’s objectives, aims, results and points of view, shall not only comply with corporate procedures relating to market abuse, but also obtain the necessary authorization from their superior within management for the lines of action to follow and the texts, as well as reports drawn up, such as to agree on contents with the relevant eni Corporate structure.

IV. CODE OF ETHICS SCOPE OF APPLICATION AND REFERENCE STRUCTURES

The principles and contents of the Code apply to eni’s People and activities.
Subsidiaries listed on the Stock Exchange receive the Code and adopt it, adjusting it – where necessary – to the characteristics of their company in accordance with their management independence.
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
Each of eni’s People is expected to know the principles and contents of the Code, as well as the reference procedures governing own functions and responsibilities.
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
eni’s People are not allowed to conduct personal investigations, nor to exchange information, except to their superiors, or to the body that they belong to, and to the Guarantor. If, after notifying a supposed violation, any of eni’s People feels that he or she has been subject to retaliation, then he or she may directly apply to the Guarantor.

2. REFERENCE STRUCTURES AND SUPERVISION

eni is committed to ensuring, even through the Guarantor’s appointment:
•	the widest dissemination of the principles and contents of the Code among eni’s People and the other Stakeholders, providing any possible instruments for understanding and clarifying the interpretation and the implementation of the Code, as well as for updating the Code as required to meet evolving civil sensibility and relevant laws; and
•	the execution of checks on any notice of violation of the Code principles and contents or of reference procedures; an objective evaluation of the facts and, if necessary, the adoption of appropriate sanctions; that no one may suffer any retaliation whatsoever for having provided information regarding possible violations of the Code or of reference procedures.

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
The Guarantor is entrusted with the task of:
•	promoting and facilitating the implementation of the Code of Ethics and the issue of reference procedures; reporting and proposing to the CEO of the Company the useful initiatives for a greater dissemination and knowledge of the Code, also in order to prevent any recurrences of violations;
•	promoting awareness of the Code of Ethics also through communication programs and specific training of management and employees of eni;
•	investigating reports of any violation of the Code by initiating proper inquiry procedures; taking action at the request of eni’s People in the event of receiving reports that violations of the Code have not been properly dealt with or in the event of being informed of any retaliation against eni’s People for having reported violations; and
•	notifying relevant structures of the results of investigations relevant to the adoption of possible penalties; informing the relevant line/area structures about the results of investigations relevant to the adoption of the necessary measures.
Moreover, the Guarantor of eni spa submits to the Control and Risk Committee and to the Board of Statutory Auditors, as well as to the Chairman and to the Chief Executive Officer, which report about it to the Board of Directors, a six-monthly report on the implementation and possible need for updating the Code.
In carrying out its tasks, the Guarantor of eni spa avails itself of the "Technical Secretariat of the Watch Structure 231 of eni spa", which reports to it. The Technical Secretariat is supported by the competent structures of eni spa and also activates and maintains an adequate flow of reporting and communication with the Guarantors of the subsidiaries.

Each information flow to the Guarantor may be sent to the following email address:
organismo_di_vigilanza@eni.com.

2.2. Code Promotion Team
The Code is made available to eni’s People in compliance with applicable standards, and is also available on the internet and intranet sites of eni spa and of subsidiaries.
In order to promote awareness and facilitate the implementation of the Code, the Promotion Team of the Code reports to the Guarantor of eni spa. The Team promotes in eni the provision of every possible instrument for understanding and clarifying the interpretation and implementation of the Code.
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

I, Claudio Descalzi, certify that:

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

Date: April 2, 2015

/s/ CLAUDIO DESCALZI

Claudio Descalzi Title: Chief Executive Officer

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

Date: April 2, 2015

/s/MASSIMO MONDAZZI

Massimo Mondazzi Title: Chief Financial and Risk Management Officer

EXHIBIT 13.1

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2014 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 2, 2015

/s/CLAUDIO DESCALZI

Claudio Descalzi Title: Chief Executive Officer

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

EXHIBIT 13.2

Certification Pursuant to 18 U.S.C. Section 1350

For purposes of 18 U.S.C. Section 1350, the undersigned officer of Eni SpA, a company incorporated under the laws of Italy (the "Company"), hereby certifies, to such officer’s knowledge, that:

(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2014 (the "Report") fully complies with the requirements of section 13(a) or 15(d) as applicable, of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 2, 2015

/s/MASSIMO MONDAZZI

Massimo Mondazzi Title: Chief Financial and Risk Management Officer

The foregoing certification is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act.

EXHIBIT 15.a(i)

DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

February 28, 2015

Eni S.p.A.
E&P Division
Ms. Manuela Feudaroli
Vice President, Reserves
Via Emilia 1
20097 San Donato Milanese
Milano, Italy

Dear Ms. Feudaroli:

Pursuant to your request, we have conducted an independent evaluation to serve as a reserves audit of the net proved crude oil, condensate, liquefied petroleum gas (LPG), and natural gas reserves, as of December 31, 2014, of certain properties in Africa, Asia, Australia and Oceania, and Europe in which Eni S.p.A. (Eni) has represented that it owns an interest. This evaluation was completed on February 28, 2015. Eni has represented that these properties account for 23.7 percent, on a net equivalent barrel basis, of Eni’s net proved reserves as of December 31, 2014, and that Eni’s net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Eni that it represents to be Eni’s estimates of the net reserves, as of December 31, 2014, for the same properties as those which we have independently evaluated. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Eni.

Reserves included herein are expressed as net reserves as represented by Eni. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2014. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Eni after deducting interests owned by others.

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

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs related to our estimates of reserves:

Oil, Condensate, and LPG Prices

Eni provided all pricing information, and it has represented that the provided oil, LPG, and condensate prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. A Brent oil price of 101.00 United States dollars (U.S.$) per barrel (U.S.$/bbl) was the resulting reference price (rounded to nearest dollar). Where appropriate, Eni supplied differentials by field to the relevant reference price, and the prices were held constant thereafter. The volume-weighted average prices in this report were as follows:

DEGOLYER AND MACNAUGHTON	7

Oil (U.S.$/bbl)	Condensate and LPG (U.S.$/bbl)

Africa	101.88	81.04
Asia	NA	93.14
Australia and Oceania	98.44	94.48
Europe	98.45	58.06

Average for Total	98.95	86.04

NA = Not Applicable

Natural Gas Prices

Eni has represented that the provided natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. A significant quantity of the gas sold by Eni is subject to contract prices, and the range of such prices is varied. A reference price is the United Kingdom National Balancing Point Index, which was U.S.$8.35 per thousand cubic feet. Where appropriate, Eni supplied differentials by field to the relevant reference price and the prices were held constant thereafter. The volume-weighted average gas prices in this report were as follows, expressed in United States dollars per thousand cubic feet (U.S.$/Mcf):

Gas (U.S.$/Mcf)

Africa	NA
Asia	0.49
Australia and Oceania	6.22
Europe	9.12
Average for Total	5.38

NA = Not Applicable

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

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil, condensate, LPG, and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the oil, condensate, LPG, and gas reserves as of December 31, 2014, estimated herein.

Eni has represented that its estimated net proved reserves attributable to the reviewed properties in Africa, Asia, Australia and Oceania, and Europe are based on the definitions of proved reserves of the SEC. Eni represents that its estimates of the net proved reserves attributable to these properties, which represent 23.7 percent of Eni’s reserves on a net equivalent basis, are as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

Estimated by Eni Net Proved Reserves as of December 31, 2014

	Oil, Condensate, and LPG (MMbbl)	Natural Gas (Bcf)	Oil Equivalent (MMboe)

Properties reviewed by DeGolyer and MacNaughton
Total Proved	904	3,636	1,566

Note:	Gas is converted to oil equivalent using a factor of 5,492 cubic feet of gas per 1 barrel of oil equivalent based on energy equivalency.

In our opinion, the information relating to estimated proved reserves of oil, condensate, LPG, and natural gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S–K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

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
DeGolyer and MacNaughton

DEGOLYER AND MACNAUGHTON

CERTIFICATE of QUALIFICATION

I, Lloyd W. Cade Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Eni dated February 28, 2015, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.	That I attended the Kansas State University, and that I graduated with a Bachelor of Science degree in Mechanical Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have in excess of 32 years of experience in oil and gas reservoir studies and reserves evaluations.

SIGNED: February 28, 2015

/s/ LLOYD W. CADE, P.E.

Lloyd W. Cade, P.E.
[SEAL]
Senior Vice President
DeGolyer and MacNaughton

EXHIBIT 15.a(ii)

Eni S.p.A.

Estimated

Future Reserves and Income

Attributable to Certain

Interests

SEC Parameters

As of

December 31, 2014

\s\ HERMAN G. ACUÑA	\s\ GABRIELLE GUERRE
Herman G. Acuña, P.E.	Gabrielle Guerre, P.E.
TBPE License No. 92254	TBPE License No. 109935
Managing Senior Vice President-International	Senior Petroleum Engineer

[SEAL]	[SEAL]

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

February 17, 2015

Eni S.p.A
E&P Division
Ms. Manuela Feudaroli
Vice President Reserves
Via Emilia 1
20097 San Donato Milanese
Milano, Italy

Dear Ms. Feudaroli:

At the request of Eni S.p.A. (Eni), Ryder Scott Company, L.P (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves as prepared by Eni’s engineering and geological staff as of December 31, 2014 based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party reserves audit, completed on February 6, 2015 and presented herein, was prepared for public disclosure by Eni in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. Eni has indicated that the proved net reserves attributable to the properties that we reviewed account for 3.5 percent of their total net proved remaining hydrocarbon reserves. The subject properties are located in the following geographic locations:

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

Based on our review, including the data, technical processes and interpretations presented by Eni, it is our opinion that the overall procedures and methodologies utilized by Eni in preparing their estimates of the proved reserves as of December 31, 2014 comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by Eni are, in the aggregate, reasonable within 5 percent of Ryder Scott’s estimates which is less than the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

SUITE 600, 1015 4TH STREET, S.W.	CALGARY, ALBERTA T2R 1J4	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

Eni S.p.A. – Third Party
February 17, 2015

The conclusions discussed in this report, as of December 31, 2014, are related to hydrocarbon prices. Eni has informed us the hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the "as of date" of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered may differ significantly from the estimated quantities audited by Ryder Scott.

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
February 17, 2015

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
February 17, 2015

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

The proved reserves for the properties included herein were estimated by performance methods, analogy methods, the volumetric method, or a combination of performance and volumetric methods. These performance methods include, but may not be limited to, decline curve analysis and analogy which utilized extrapolations of historical production and pressure data available through December 2014 in those cases where such data were considered to be definitive. The data utilized in this analysis were supplied to Ryder Scott by Eni and were considered sufficient for the purpose thereof. The volumetric method was used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The volumetric analysis utilized pertinent well and seismic data supplied to Ryder Scott by Eni that were available through December 2014. The data utilized from the well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

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
February 17, 2015

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

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the "as of date" of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party
February 17, 2015

Eni furnished us with the above mentioned average prices in effect on December 31, 2014. Eni has assured us that these initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. The average dated Brent oil price of $101/bbl was used by Eni. Eni also provided us with the gas prices based on their gas sales agreements. All gas prices shown below are in dollars per thousand cubic meters ($/km3). The average realized prices provided by Eni and used in our evaluation are as follows:

Geographic Area	Product	Average Proved Realized Prices
Africa	Gas	$402.54/km3
	Oil	$101.02/bbl
	Condensate	$59.00/bbl
Americas	Oil	$85.39/bbl
Asia	Gas	$156.84/km3
	Condensate	$96.16/bbl

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

The proved developed and undeveloped reserves in this report have been incorporated herein in accordance with Eni’s plans to develop these reserves as of December 31, 2014. The implementation of Eni’s development plans as presented to us and incorporated herein is subject to the approval process adopted by Eni’s management. As the result of our inquires during the course of preparing this report, Eni has informed us that the development activities included herein have been subjected to and received the internal approvals required by Eni’s management at the appropriate local,

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party
February 17, 2015

regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Eni. Additionally, Eni has informed us that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans. While these plans could change from those under existing economic conditions as of December 31, 2014, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by Eni were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

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

We are independent petroleum engineers with respect to Eni. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party audit, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Eni.

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party
February 17, 2015

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

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

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