Form 20-F
period 2018-12-31
ENI SPA
filed 2019-04-05
CIK 1002242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☑
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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
Yes      ☐                              No      ☑

i

Certain disclosures contained herein including, without limitation, certain information appearing in “Item 4 – Information on the Company”, and in particular “Item 4 – Exploration & Production”, “Item 5 – Operating and Financial Review and Prospects” and “Item 11 – Quantitative and Qualitative Disclosures about Market Risk” contain forward-looking statements regarding future events and the future results of Eni that are based on current expectations, estimates, forecasts, and projections about the industries in which Eni operates and the beliefs and assumptions of the management of Eni. Eni may also make forward-looking statements in other written materials, including other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). In addition, Eni’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements with regard to management objectives, trends in results of operations, margins, costs, return on capital, risk management and competition are forward looking in nature. Words such as ‘expects’, ‘anticipates’, ‘targets’, ‘goals’, ‘projects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 20-F under the section entitled “Risk factors” and elsewhere. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the SEC.
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
References to Versalis or Chemical are to Eni’s chemical activities which are managed through its fully-owned subsidiary Versalis and Versalis’ controlled entities.
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
Production Sharing Agreement (PSA)
Contract regulates relationships between states and oil companies with regard to the exploration and production of hydrocarbons. The mineral right is awarded to the national oil company jointly with the foreign oil company that has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “Cost Oil” is used to recover costs borne by the contractor and “Profit Oil” is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country.

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

ABBREVIATIONS
mmCF	= million cubic feet
BCF	= billion cubic feet
mmCM	= million cubic meters
BCM	= billion cubic meters
BOE	= barrel of oil equivalent
KBOE	= thousand barrel of oil equivalent
mmBOE	= million barrel of oil equivalent
BBOE	= billion barrel of oil equivalent
BBL	= barrel
KBBL	= thousand barrels
mmBBL	= million barrels
BBBL	= billion barrels
ktonnes	= thousand tonnes
mmtonnes	= million tonnes
MW	= megawatt
GWh	= gigawatthour
TWh	= terawatthour
/d	= per day
/y	= per year
E&P	= the Exploration & Production segment
G&P	= the Gas & Power segment
R&M & C	= the Refining & Marketing and Chemicals segment
E&C	= the Engineering & Construction segment

CONVERSION TABLE
1 acre	= 0.405 hectares
1 barrel	= 42 U.S. gallons
1 BOE	= barrel of crude oil	= 5,458 cubic feet of natural gas
1 barrel of crude oil per day	= approximately 50 tonnes of crude oil per year
1 cubic meter of natural gas	= 35.3147 cubic feet of natural gas
1 cubic meter of natural gas	= approximately 0.00647 barrels of oil equivalent
1 kilometer	= approximately 0.62 miles
1 short ton	= 0.907 tonnes	= 2,000 pounds
1 long ton	= 1.016 tonnes	= 2,240 pounds
1 tonne	= 1 metric ton	= 1,000 kilograms
= approximately 2,205 pounds
1 tonne of crude oil	= 1 metric ton of crude oil	= approximately 7.3 barrels of crude oil (assuming an API gravity of 34 degrees)

PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
NOT APPLICABLE
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
NOT APPLICABLE
Item 3. KEY INFORMATION
Selected Financial Information
The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The tables below present Eni selected historical financial data prepared in accordance with IFRS as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018. Eni has adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’ with effect from 1 January 2018. Information on the implementation of new accounting standards is included in the Financial statements – Note 3 Changes in accounting policies. As permitted by IFRS 9 comparatives have not been restated; while with regard to IFRS 16, Eni has elected to apply the ‘modified retrospective’ approach to transition permitted by IFRS 15 under which comparative financial information is not restated. The adoption of the new standards did not have a material effect on the group’s financial statements as at January 1, 2018. In 2015, the business segment Engineering & Construction (E&C), operated by Eni’s former subsidiary Saipem, was classified as discontinued operations based on the guidelines of IFRS 5. On January 26, 2016 Eni divested part of its interest in Saipem; this transaction triggered the loss of control on the former subsidiary. The retained interest in Saipem (31%) was classified as an investment in a joint venture, accounted for under the equity method. Also in the financial data for 2014 the E&C segment is presented as discontinued operations. All such data should be read in connection with the Consolidated Financial Statements and the related notes thereto included in Item 18.
	Year ended December 31,
	2018	2017	2016	2015	2014
	(€ million except data per share and per ADR)
CONSOLIDATED PROFIT STATEMENT DATA
Net sales from continuing operations	75,822	66,919	55,762	72,286	98,218
Operating profit (loss) by segment from continuing operations
Exploration & Production	10,214	7,651	2,567	(959)	10,727
Gas & Power	629	75	(391)	(1,258)	64
Refining & Marketing and Chemicals	(380)	981	723	(1,567)	(2,811)
Corporate and Other activities	(691)	(668)	(681)	(497)	(518)
Impact of unrealized intragroup profit elimination and other consolidation adjustments(1)	211	(27)	(61)	1,205	1,503
Operating profit (loss) from continuing operations	9,983	8,012	2,157	(3,076)	8,965
Net profit (loss) attributable to Eni from continuing operations	4,126	3,374	(1,051)	(7,952)	1,720
Net profit (loss) attributable to Eni from discontinued operations			(413)	(826)	(413)
Net profit (loss) attributable to Eni	4,126	3,374	(1,464)	(8,778)	1,307
Data per ordinary share (euro)(2)
Operating profit (loss):
– basic	2.77	2.22	0.60	(0.85)	2.48
– diluted	2.77	2.22	0.60	(0.85)	2.48
Net profit (loss) attributable to Eni basic and diluted from continuing operations	1.15	0.94	(0.29)	(2.21)	0.48
Net profit (loss) attributable to Eni basic and diluted from discontinued operations	0.00	0.00	(0.12)	(0.23)	(0.12)
Net profit (loss) attributable to Eni basic and diluted	1.15	0.94	(0.41)	(2.44)	0.36
Data per ADR ($)(2)(3)
Operating profit (loss):
– basic	6.55	5.03	1.33	(1.90)	6.59
– diluted	6.55	5.03	1.33	(1.90)	6.59
Net profit (loss) attributable to Eni basic and diluted from continuing operations	2.72	2.12	(0.65)	(4.90)	1.27
Net profit (loss) attributable to Eni basic and diluted from discontinued operations	0.00	0.00	(0.25)	(0.51)	(0.31)
Net profit (loss) attributable to Eni basic and diluted	2.72	2.12	(0.90)	(5.41)	0.96

(1)
This item pertains to intragroup sales of commodities and capital goods recorded in the assets of the purchasing business segment as of the end of the reporting period.

(2)
Euro per share or U.S. dollars per American Depositary Receipt (ADR), as the case may be. One ADR represents two Eni shares. The dividend amount for 2018 is based on the proposal of Eni’s management which is submitted to approval at the Annual General Shareholders’ Meeting scheduled on May 14, 2019.

(3)
Eni’s financial statements are stated in euro. The translations of certain euro amounts into U.S. dollars are included solely for the convenience of the reader. The convenient translations should not be construed as representations that the amounts in euro have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange. Data per ADR, with the exception of dividends, were translated at the EUR/U.S.$ average exchange rate as recorded by in the Federal Reserve Board official statistics for each year presented (see the table on page 5). Dividends per ADR for the years 2014 through 2017 were translated into U.S. dollars for each year presented using the Noon Buying Rate on payment dates, as recorded on the payment date of the interim dividend and of the balance to the full-year dividend, respectively. The dividend for 2018 based on the management’s proposal to the General Shareholders’ Meeting and subject to approval was translated as per the portion related to the interim dividend (€0.84 per ADR) at the Noon Buying Rate recorded on the payment date on September 26, 2018, while the balance of  €0.82 per ADR was translated at the Noon Buying Rate as recorded on December 31, 2018. The balance dividend for 2018 once the full-year dividend is approved by the Annual General Shareholders’ Meeting is payable on May 22, 2019 to holders of Eni shares, being the ex-dividend date May 20, 2019 while ADRs holders will be paid on June 06, 2019.

	As of December 31,
	2018	2017	2016	2015	2014
	(€ million except data per share and per ADR)
CONSOLIDATED BALANCE SHEET DATA
Total assets	118,373	114,928	124,545	139,001	150,366
Short-term and long-term debt	25,865	24,707	27,239	27,793	25,891
Capital stock issued	4,005	4,005	4,005	4,005	4,005
Non-controlling interest	57	49	49	1,916	2,455
Shareholders’ equity – Eni share	51,016	48,030	53,037	55,493	63,186
Capital expenditures from continuing operations	9,119	8,681	9,180	10,741	11,178
Weighted average number of ordinary shares outstanding (fully diluted – shares million)	3,601	3,601	3,601	3,601	3,610
Dividend per share (euro)(1)	0.83	0.80	0.80	0.80	1.12
Dividend per ADR ($)(1)(2)	1.96	1.81	1.77	1.77	2.65

(1)
Euro per share or U.S. dollars per American Depositary Receipt (ADR), as the case may be. One ADR represents two Eni shares. The dividend amount for 2018 is based on the proposal of Eni’s management which is submitted to approval at the Annual General Shareholders’ Meeting scheduled on May 14, 2019.

(2)
Eni’s financial statements are stated in euro. The translations of certain euro amounts into U.S. dollars are included solely for the convenience of the reader. The convenient translations should not be construed as representations that the amounts in euro have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange. Data per ADR, with the exception of dividends, were translated at the EUR/U.S.$ average exchange rate as recorded by in the Federal Reserve Board official statistics for each year presented (see the table on page 5). Dividends per ADR for the years 2013 through 2017 were translated into U.S. dollars for each year presented using the Noon Buying Rate on payment dates, as recorded on the payment date of the interim dividend and of the balance to the full-year dividend, respectively. The dividend for 2018 based on the management’s proposal to the General Shareholders’ Meeting and subject to approval was translated as per the portion related to the interim dividend (€0.84 per ADR) at the Noon Buying Rate recorded on the payment date on September 26, 2018, while the balance of  €0.82 per ADR was translated at the Noon Buying Rate as recorded on December 31, 2018. The balance dividend for 2018 once the full-year dividend is approved by the Annual General Shareholders’ Meeting is payable on May 22, 2019 to holders of Eni shares, being the ex-dividend date May 20, 2019 while ADRs holders will be paid on June 06, 2019

Selected Operating Information
The tables below set forth selected operating information with respect to Eni’s proved reserves, developed and undeveloped, of crude oil (including condensates and natural gas liquids) and natural gas, as well as other data as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018.
	Year ended December 31,
	2018	2017	2016	2015	2014
Proved reserves of liquids of consolidated subsidiaries at period end (mmBBL)	3,183	3,262	3,230	3,372	3,077
of which developed	2,208	2,220	2,190	2,100	1,847
Proved reserves of liquids of equity-accounted entities at period end (mmBBL)	357	160	168	187	149
of which developed	205	43	43	48	46
Proved reserves of natural gas of consolidated subsidiaries at period end (BCF)	17,324	17,290	18,462	14,302	14,808
of which developed	11,203	9,535	9,244	8,899	8,342
Proved reserves of natural gas of equity-accounted entities at period end (BCF)	2,400	2,182	3,871	3,993	3,737
of which developed	2,063	1,916	1,905	1,402	120
Proved reserves of hydrocarbons of consolidated subsidiaries in mmBOE at period end	6,356	6,430	6,613	5,975	5,772
of which developed	4,261	3,967	3,884	3,720	3,366
Proved reserves of hydrocarbons of equity-accounted entities in mmBOE at period end	797	560	877	915	830
of which developed	583	394	391	303	67
Average daily production of liquids (KBBL/d)(1)	884	852	878	908	828
Average daily production of natural gas available for sale (mmCF/d)(1)	4,630	4,734	4,329	4,284	3,782
Average daily production of hydrocarbons available for sale (KBOE/d)(1)	1,732	1,719	1,671	1,688	1,517
Hydrocarbon production sold (mmBOE)	625.0	622.3	608.6	614.1	549.5
Oil and gas production costs per BOE(2)	6.50	6.33	5.90	9.18	12.00
Profit per barrel of oil equivalent(3)	9.27	8.72	1.98	(3.83)	9.86

(1)
Referred to Eni’s subsidiaries and its equity-accounted entities. It excludes production volumes of hydrocarbon consumed in operation (119, 97, 88, 73 and 81 KBOE/d in 2018, 2017, 2016, 2015 and 2014 respectively).

(2)
Expressed in U.S. dollars. Consists of production costs of consolidated subsidiaries (costs incurred to operate and maintain wells and field equipment) prepared in accordance with IFRS divided by production on an available-for-sale basis, expressed in barrels of oil equivalent. See the unaudited supplemental oil and gas information in “Item 18 – Notes to the Consolidated Financial Statements”. With effect from January 1, 2018, with a view to conforming to customary industry practice, Eni has changed the method for calculating the average production cost per barrel-of-oil equivalent. Oil and gas production costs per BOE for prior periods have been recomputed in the table above for comparability. Average production costs no longer include the following items which have previously been included: (i) Royalties and other production taxes; and (ii) Transportation costs relating to the export of the saleable volumes of oil and gas produced, other than the costs incurred to deliver hydrocarbons to a main pipeline, a common carrier, a refinery or a maritime terminal, when unusual physical or operational circumstances exist. If calculated under the previous method, the average production cost for the year 2018 would be $9.33 per boe. Production costs per boe for the comparative periods 2017 and 2016 as previously published and calculated under the previous method were $8.45 and $7.79 respectively. A full reconciliation between recomputed average production costs and originally-published amounts is provided in Item 4 in the “Oil and gas production, production prices and production costs” paragraph of the Exploration & Production section. Prior year data have not been recomputed.

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

Selected Operating Information continued
	Year ended December 31,
	2018	2017	2016	2015	2014
Worldwide natural gas sales(1)	76.71	80.83	86.31	87.72	86.11
Electricity sold(2)	37.07	35.33	37.05	34.88	33.58
Refinery throughputs(3)	23.23	24.02	24.52	26.41	25.03
Balanced capacity of wholly-owned refineries(4)	388	388	388	388	404
Retail sales (in Italy and rest of Europe)(3)	8.39	8.54	8.59	8.89	9.21
Number of service stations at period end (in Italy and rest of Europe)	5,448	5,544	5,622	5,846	6,220
Chemical production(3)	9.48	8.96	8.81	8.67	7.93
Average throughput per service station (in Italy and rest of Europe)(5)	1,776	1,783	1,742	1,754	1,725
Employees at period end (number)	31,701	32,934	33,536	34,196	34,846

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
•
global and regional dynamics of oil and gas supply and demand and global level of inventories. In 2018, the oil market environment was a volatile one. Until October 2018, crude oil prices continued the upward trend commenced in the second half of 2017 driven by economic growth, effectiveness of the production cuts implemented by OPEC Countries and other producers agreed at the end of November 2016 and normalizing inventory level. Geopolitical risks also played a role including production disruption in Venezuela, renewed internal tensions in Libya and worsening relations between USA and Iran. Oil prices peaked in October 2018, touching a four-year high around 85 $/BBL for the Brent crude oil benchmark. Then in November 2018, a sharp downturn, one of the steepest on record, followed driving crude oil prices as low as 60 $/BBL, a correction of about 30%. This downturn was driven by emerging trends pointing to an economic slowdown, uncertainties relating to the developments of the USA-China trade dispute and of the Brexit, and building oversupplies due to rising production levels in USA, OPEC and Russia also in anticipation of the enactment of US sanctions against Iran, which would happen to be less severe than expected. In December 2018, OPEC and Russia agreed to cut again production quotas by 1.2 million bbl/d, effective from January 2019, in an effort to curb a supply glut. In spite of this development, crude oil prices continued to slide throughout December 2018 to the year’s lows of 50 $/bbl, extending the correction from the highs to 40%. On average, in 2018 the price for the Brent crude oil benchmark increased by 31% y-o-y at about 71 $/BBL.

In early 2019, oil prices regained the sixty-dollar mark thanks to better-than-expected gauges of economic activity and implementation of the production cuts. In the first quarter of 2019, the Brent crude oil price averaged approximately 63 $/BBL pointing to renewed strength;
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

•
rising commitment of the world nations and the civil society to addressing the issue of global warming and climate change by reducing the release in the atmosphere of greenhouse gases (“GHG”) produced by the consumption of hydrocarbons in human activities.

All these factors can affect the global balance between demand and supply for hydrocarbons and hence prices of crude oil, natural gas, and other energy commodities.
Management expects global oil demand to grow by approximately 1.4 mmBBL/d in 2019, more or less in line with 2018, and global oil demand and supplies to be balanced overall. Considering the risks of an economic slowdown, geopolitical factors, uncertainties associated with possible developments in the USA-China trade dispute and with the Brexit, management is assuming a Brent price of 62 $/BBL in 2019, gradually increasing over the following three year period to reach 70$/BBL in 2022. After 2022, management is assuming a price growing in line with inflation (e.g. 71.4 $/BBL in 2023 assuming a long-term inflationary rate of 2%) based on its view of market fundamentals and oil price projections made by specialized agencies and financial analysts, substantially in line with the previous planning assumptions. Management’s oil price forecast was utilized to elaborate the Group financial projections and the level of Group’s capital expenditures for the 2019 – 2022 industrial plan and to estimate recoverability of the carrying amounts of the Group’s oil and gas assets as of December 31, 2018.
Fluctuations in oil and natural gas prices materially affect the Group’s results of operations and business prospects. Lower prices from one year to another negatively affect the Group’s consolidated results of operations and cash flow. This is because lower prices translate into lower revenues recognized in the Company’s Exploration & Production segment at the time of the price change, whereas expenses in this segment are either fixed or less sensitive to changes in crude oil prices than revenues. Based on the current portfolio of oil and gas assets, Eni’s management estimates that the Company’s consolidated net cash provided by operating activities would vary by approximately €190 million for each one-dollar change in the price of the Brent crude oil benchmark with respect to the price case assumed in Eni’s financial projections for 2019 at 62 $/BBL. Furthermore, a structural decline in commodity prices may have material effects on Eni’s business outlook and may limit the Group’s funds available to finance expansion projects and certain contractual commitments. This because lower oil and gas prices over prolonged periods may adversely affect the funds available to finance expansion projects, further reducing the Company’s ability to grow future production and revenues. In addition, in a weak scenario the Company may also need to review investment decisions and the viability of development projects and capex plans and as a result of this review the Company could reschedule, postpone or curtail development projects.
In case of a structural decline in hydrocarbon prices, the Company may review the carrying amounts of oil and gas properties and this could result in recording material asset impairments. Finally, lower oil and gas prices could result in the de-booking of proved reserves, if they become uneconomic in this type of environment. These risks may adversely impact the Group’s results of operations, cash flow, liquidity, business prospects and shareholder returns, including dividends and the share prices.
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
Eni is estimating that approximately 50 per cent of its current production is exposed to fluctuations in hydrocarbons prices. Exposure to this strategic risk is not subject to economic hedging, except for some specific market conditions or transactions. The remaining portion of Eni’s current production is largely unaffected by crude oil price movements considering that the Company’s property portfolio is characterized by a sizeable presence of production sharing contracts, whereby, due to the cost recovery mechanism, the Company is entitled to a larger number of barrels in the event of a fall in crude oil prices. (See the specific risks of the Exploration & Production segment in “Risks associated with the exploration and production of oil and natural gas” below).
The Group’s results from its Refining & Marketing and Chemicals businesses are primarily dependent upon the supply and demand for refined and chemical products and the associated margins on refined products and chemical products sales, with the impact of changes in oil prices on results of these segments being dependent upon the speed at which the prices of products adjust to reflect movements in oil prices.
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
The current competitive environment in which Eni operates is characterized by volatile prices and margins of energy commodities, limited product differentiation and complex relationships with state-owned companies and national agencies of the countries where hydrocarbons reserves are located to obtain mineral rights. As commodity prices are beyond the Company’s control, Eni’s ability to remain competitive and profitable in this environment requires continuous focus on technological innovation, the achievement of efficiencies in operating cost, efficient management of capital resources and the ability to provide valuable services to the energy buyers. It also depends on Eni’s ability to gain access to new investment opportunities, both in Europe and worldwide.
•
In the Exploration & Production segment, Eni faces competition from both international and state-owned oil companies for obtaining exploration and development rights, and developing and applying new technologies to maximize hydrocarbon recovery. Furthermore, Eni may face a competitive disadvantage because of its smaller size relative to other international oil companies, particularly when bidding for large scale or capital intensive projects, and it may be exposed to the risk of obtaining lower cost savings in a deflationary environment compared to its larger competitors given its potentially smaller market power with respect to suppliers. If, because of those competitive pressures, Eni fails to obtain new exploration and development acreage, to apply and develop new technologies, and to control costs, its growth prospects and future results of operations and cash flow in this business may be adversely affected.

•
In the Gas & Power segment, Eni is facing strong competition in the European wholesale gas markets to sell gas to industrial customers, the thermoelectric sector and retailer companies from other gas wholesalers, upstream companies, traders and other players both in the Italian market and in markets across Europe. In recent years, competition has been fueled by muted demand growth, oversupplies and the development of very liquid European spot markets where large volumes of gas are traded daily. Players are competing mainly in terms of pricing and to a lesser extent on the ability to offer additional services to the buyers of the commodity, like volume flexibilities, different pricing options, the possibility to change the delivery point and other optionality. Management believes that competition in the European wholesale gas market will continue to negatively affect the results of operations and cash flow of Eni’s Gas & Power segment in future reporting periods. Eni’s Gas & Power segment also engages in the supply of gas and electricity to customers in the retail markets mainly in Italy, France and other areas in Europe. Customers include households, large residential accounts (hospitals, schools, public administration buildings, offices) and small and medium-sized businesses located in urban areas. The retail market is characterized by strong competition among local selling companies which mainly compete in term of pricing and the ability to bundle valuable services with the supply of the energy commodity. In this segment competition has intensified in recent years due to the progressive liberalization of the market and the option on part of residential customers to switch smoothly from one supplier to another. Management believes that competition will represent a risk factor to the Company’s results of operations and cash flow in this business unit.
•
Eni is facing strong competitive pressure in its business of gas-fired electricity generation which is largely sold at wholesale markets in Italy. Margins on the sale of electricity have declined in recent years due to oversupplies, weak economic growth and inter-fuel competition. This latter was due to the fact that power produced from renewable sources and coal-fired power generation are cheaper than gas-fired electricity, although coal-fired plants are expected to be progressively phased-out due to environmental issues. Management believes that these negative factors will continue to negatively affect crack-spread margins on electricity at Italian wholesale markets and the profitability of this business unit in the foreseeable future.

•
In the Refining & Marketing segment, Eni faces strong competition both in the wholesale markets and in the retail marketing activity. Margins of European refiners are facing structural headwinds due to muted trends in the European demand for fuels and continued competitive pressures from players in the Middle East, the USA and Asia, who can leverage on larger plant scale and cost economies, availability of cheaper feedstock, lower energy expenses and fewer environmental obligations. Eni believes that the competitive environment will remain challenging in the foreseeable future, also considering refining overcapacity in the European area and expectations of a new investment cycle driven by capacity expansion plans announced in Asia and the Middle East, potentially leading to a situation of global oversupplies of refinery products. In 2018 Eni’s gauge of profitability in the refining business fell by approximately 26% to 3.7 $/BBL driven by rising costs of oil-based feedstock that the Company was unable to transfer to final products prices pressured by the weak market fundamentals described above. This decline negatively affected the performance of the Company’s refining activity. Management believes that in the long-term the trading environment will not recover meaningfully with refining margins seen in a 4-5 $/BBL range. Furthermore, Eni’s refining margins are exposed to the volatility in the spreads between crudes with high sulfur content or sour crudes vs. the Brent crude benchmark, which is a low-content sulfur crude. Eni complex refineries are able to process sour crudes which typically trade at a discount over the Brent crude. However, in 2019 a shortfall in supplies of sour crudes is expected in the market due to the production cuts implemented by OPEC, lower exports from Venezuela and the USA sanctions against Iran. Those developments could result in an appreciation of the relative prices of sour crudes vs. the Brent, which would negatively affect the results of our refining business. Against this backdrop, management has designed an action plan intended to reduce the Company’s breakeven margin in its refining business to about 3 $/BBL in 2019 by means of plant and feedstock optimization, energy savings and other cost efficiencies. Additionally, management expects to close by year-end the acquisition of a 20%-stake in a large refining asset in Abu Dhabi, which will de-risk Eni’s refining business due to the fact that the asset being acquired is more profitable than Eni’s legacy refineries due to larger scale, efficiency, geographic reach and proximity to raw materials sources. In case management fails to execute on this plan, the profitability of Eni’s refining business may be negatively affected considering management’s expectations for a weak trading environment. In marketing, Eni faces competition from other oil companies and newcomers such as low-scale operators and large retailers, who tend to adopt aggressive pricing policies. All these operators compete with each other primarily in terms of pricing and, to a lesser extent, service quality.

•
In the Chemicals business, Eni faces strong competition from well-established international players and state-owned petrochemical companies, particularly in the most commoditized market segments such as the production of basic petrochemical products (like ethylene and polyethylene), which demand is a function of macroeconomic growth. Many of those competitors based in the Far East and the Middle East are able to benefit from cost economies due to larger plant scale, wide geographic moat, availability of cheap feedstock and proximity to end-markets. Excess capacity across Europe has also fueled competition in this business. Furthermore, petrochemical producers based in the United States have regained market share, as their cost structure has become competitive due to the availability of cheap feedstock deriving from the production of domestic shale gas from which ethane is derived which is a cheaper raw material for the production of ethylene than the oil-based feedstock utilized by Eni’s petrochemicals subsidiaries. In 2018 the operating profit of our Chemicals business fell sharply due to increased expenses for oil-based feedstock, which the Company was not able to pass to final products prices pressured by competition. The Company does not expect any meaningful improvement in the trading environment in the short to the medium-term due to competitive headwinds described above.

Management intends to execute an action plan designated to diversify the product portfolio away from the more commoditized products which are exposed to crude oil prices fluctuations and cyclical market dynamics and to focus on higher-value added products, particularly in the green chemicals business and in specialty niche markets, which we believe are less exposed to the economic cycle and to the volatility of crude oil prices. If the Company fails to reduce its exposure to commodity plastics and to gain critical mass in the green chemicals business and in the specialty markets, its future results of operations and cash flows may remain cyclical and exposed to any demand or cost downturn.
Safety, security, environmental and other operational risks
The Group engages in the exploration and production of oil and natural gas, processing, transportation and refining of crude oil, transport of natural gas, storage and distribution of petroleum products and the production of base chemicals, plastics and elastomers. By their nature, the Group’s operations expose Eni to a wide range of significant health, safety, security and environmental risks. Technical faults, malfunction of plants, equipment and facilities, control systems failure, human errors, acts of sabotage, loss of containment and adverse weather events can trigger damaging events such as explosions, fires, oil and gas spills from wells, pipeline and tankers, release of contaminants, toxic emissions and other negative events.
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
Eni’s activities in the Refining & Marketing and Chemical segment entail health, safety and environmental risks related to the handling, transformation and distribution of oil, oil products and certain petrochemical products. These risks can arise from the intrinsic characteristics and the overall life cycle of the products manufactured and the raw materials used in the manufacturing process, such as oil-based feedstock, catalysts, additives and monomer feedstock. These risks comprise flammability, toxicity, long-term environmental impact such as greenhouse gas emissions and risks of various forms of pollution and contamination of the soil and the groundwater, emissions and discharges resulting from their use and from recycling or disposing of materials and wastes at the end of their useful life.
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
The Company has invested and will continue to invest significant resources in order to upgrade the methods and systems for safeguarding safety and health of employees, contractors and communities, and the environment; to prevent risks; to comply with applicable laws and policies and to respond to and learn from unforeseen incidents. Eni seeks to minimize these operational risks by carefully designing and building facilities, including wells, industrial complexes, plants and equipment, pipelines, storage sites and other facilities, and managing its operations in a safe and reliable manner and in compliance with all applicable rules and regulations. These measures may not ultimately be completely successful in protecting against those risks. Failure to manage these risks could cause unforeseen incidents, including releases or oil spills, blowouts, fire, mechanical failures and other incidents resulting in personal injury, loss of life, environmental damage, legal liabilities and/or damage claims, destruction of crude oil or natural gas wells, as well as damage to equipment and other property, all of which could lead to a disruption in operations and to negatively affect results and cash flow and the Company’s business prospects.
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
Eni retains worldwide third-party liability insurance coverage, which is designed to hedge part of the liabilities associated with damage to third parties, loss of value to the Group’s assets related to unfavorable events and in connection with environmental clean-up and remediation. Maximum compensation is $1.2 billion in case of offshore incident and $1.4 billion in case of incident at onshore facilities (refineries). Additionally, the Company may also activate further insurance coverage in case of specific capital projects and other industrial initiatives. Management believes that its insurance coverage is in line with industry practice and is sufficient to cover normal risks in its operations. However, the Company is not insured against all potential risks. In the event of a major environmental disaster, such as the incident which occurred at the Macondo well in the Gulf of Mexico several years ago, for example, Eni’s third-party liability insurance would not provide any material coverage and thus the Company’s liability would far exceed the maximum coverage provided by its insurance. The loss Eni could suffer in the event of such a disaster would depend on all the facts and circumstances of the event and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster.
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
Risks associated with the exploration and production of oil and natural gas
The exploration and production of oil and natural gas require high levels of capital expenditures and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of oil and gas fields. The exploration and production activities are subject to the mining risk and the risks of cost overruns and delayed start-up at the projects to develop and produce hydrocarbons reserves. Those risks could have an adverse, significant impact on Eni’s future growth prospects, results of operations, cash flows, liquidity and shareholders’ returns.
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
Eni’s oil and natural gas offshore operations are particularly exposed to health, safety, security and environmental risks
Eni has material offshore operations relating to the exploration and production of hydrocarbons. In 2018, approximately 56% of Eni’s total oil and gas production for the year derived from offshore fields, mainly in, Libya, Norway, Angola, Egypt, the Gulf of Mexico, Italy, Congo, Indonesia, Venezuela, the

United Arab Emirates, the United Kingdom and Nigeria. Offshore operations in the oil and gas industry are inherently riskier than onshore activities. Offshore accidents and spills could cause damage of catastrophic proportions to the ecosystem and health and security of people due to objective difficulties in handling hydrocarbons containment, pollution, poisoning of water and organisms, length and complexity of cleaning operations and other factors. Furthermore, offshore operations are subject to marine risks, including storms and other adverse weather conditions and vessel collisions, as well as interruptions or termination by governmental authorities based on safety, environmental and other considerations. Failure to manage these risks could result in injury or loss of life, damage to property or environmental damage, and could result in regulatory action, legal liability, loss of revenues and damage to Eni’s reputation and could have a material adverse effect on Eni’s future growth prospects, results of operations, cash flows, liquidity, reputation and shareholders’ returns.
Exploratory drilling efforts may be unsuccessful
Exploration drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling and completing wells have margins of uncertainty, and drilling operations may be unsuccessful because of a large variety of factors, including geological failure, unexpected drilling conditions, pressure or heterogeneities in formations, equipment failures, well control (blowouts) and other forms of accidents. A large part of the Company exploratory drilling operations is located offshore, including in deep and ultra-deep waters, in remote areas and in environmentally sensitive locations (such as the Barents Sea, the Gulf of Mexico and the Caspian Sea). In these locations, the Company generally experiences higher operational risks and more challenging conditions and incurs higher exploration costs than onshore. Furthermore, deep and ultra-deep water operations require significant time before commercial production of discovered reserves can commence, increasing both the financial risks associated with these activities. Because Eni plans to make significant investments in executing exploration projects, it is likely that the Company will incur significant amounts of dry hole expenses in future years. Unsuccessful exploration activities and failure to discover additional commercial reserves could reduce future production of oil and natural gas, which is highly dependent on the rate of success of exploration projects, and could have an adverse impact on Eni’s future growth prospects, results of operations, cash flows and liquidity.
Development projects bear significant operational risks which may adversely affect actual returns
Eni is executing or is planning to execute several development projects to produce and market hydrocarbon reserves. Certain projects target the development of reserves in high-risk areas, particularly deep offshore and in remote and hostile environments or in environmentally-sensitive locations. Eni’s future results of operations and business prospects depend heavily on its ability to implement, develop and operate major projects as planned. Key factors that may affect the economics of these projects include:
•
the outcome of negotiations with joint venture partners, governments and state-owned companies, suppliers, customers or others to define project terms and conditions, including, for example, Eni’s ability to negotiate favorable long-term contracts to market gas reserves;

•
commercial arrangements for pipelines and related equipment to transport and market hydrocarbons;

•
timely issuance of permits and licenses by government agencies;

•
the ability to make the front-end engineering design in order to prevent the occurrence of technical inconvenience during the execution phase; timely manufacturing and delivery of critical equipment by contractors, shortages in the availability of such equipment or lack of shipping yards where complex offshore units such as FPSO and platforms are built; these events may cause cost overruns and delays impacting the time-to-market of the reserves;

•
risks associated with the use of new technologies and the inability to develop advanced technologies to maximize the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;

•
performance in project execution on the part of contractors who are awarded project construction activities generally based on the EPC (Engineering, Procurement and Construction) contractual scheme;

•
changes in operating conditions and cost overruns;

•
the actual performance of the reservoir and natural field decline; and

•
the ability and time necessary to build suitable transport infrastructures to export production to final markets.

As previously described, events such as poor project execution, inadequate front-end engineering design, delays in the achievement of critical phases and project milestones, delays in the delivery of production facilities and other equipment by third parties, differences between scheduled and actual timing of the first oil, as well as cost overruns may adversely affect the economic returns of Eni’s development projects. Failure to deliver major projects on time and on budget could negatively affect results of operations, cash flow and the achievement of short-term targets of production growth. Lastly, the development and marketing of hydrocarbon reserves typically require several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate the technical and economic feasibility of the development project, project final investment decision and building and commissioning the related plants and facilities. As a consequence, rates of return for such long lead time projects are exposed to the volatility of oil and gas prices and costs which may be substantially different from those estimated when the investment decision was made, thereby leading to lower return rates. Moreover, projects executed with partners and joint venture partners reduce the ability of the Company to manage risks and costs, and Eni could have limited influence over and control of the operations and performance of its partners. Furthermore, Eni may not have full operational control of the joint ventures in which it participates and may have exposure to counterparty credit risk and disruption of operations and strategic objectives due to the nature of its relationships.
Finally, if the Company is unable to develop and operate major projects as planned, particularly if the Company fails to accomplish budgeted costs and time schedules, it could incur significant impairment losses of capitalised costs associated with reduced future cash flows of those projects.
Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition
Unless the Company is able to replace produced oil and natural gas, its reserves will decline. In addition to being a function of production, revisions and new discoveries, the Company’s reserve replacement is also affected by the entitlement mechanism in its production sharing agreements (“PSAs”), whereby the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure, and vice versa. Based on the current portfolio of oil and gas assets, Eni’s management estimates that production entitlements vary on average by approximately 600 BBL/d for each $1 change in oil prices based on current Eni’s assumptions for oil prices. This led to negative reserves revisions of 38 mmBOE in 2018, due to the oil price increase previously described. In case oil prices differ significantly from Eni’s own forecasts, the result of the above mentioned sensitivity of production to oil price changes may be significantly different.
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
The prices used in calculating Eni’s estimated proved reserves are, in accordance with the U.S. Securities and Exchange Commission (the “U.S. SEC”) requirements, calculated by determining the unweighted arithmetic average of the first-day-of-the-month commodity prices for the preceding 12 months. For the 12-months ending December 31, 2018, average prices were based on 71.4 $/BBL for the Brent crude oil.
Brent prices have declined significantly since they reached a peak at 85 $/BBL in October of 2018 and in the first quarter of 2019 have recovered only partially. If such prices do not increase significantly in the coming months, our future calculations of estimated proved reserves will be based on lower commodity prices which could result in our having to remove non-economic reserves from our proved reserves in future periods. This effect could be counterbalanced in full or in part by increased reserves corresponding to the additional volume entitlements under Eni’s PSAs relating to cost oil: i.e. because of lower oil and gas prices, the reimbursement of expenditures incurred by the Company requires additional volumes of reserves.
Accordingly, the estimated reserves reported as of the end of 2018 could be significantly different from the quantities of oil and natural gas that will be ultimately recovered. Any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes, which could adversely impact Eni’s business prospects, results of operations, cash flows and liquidity.
The development of the Group’s proved undeveloped reserves may take longer and may require higher levels of capital expenditures than it currently anticipates or the Group’s proved undeveloped reserves may not ultimately be developed or produced.
At December 31, 2018, approximately 32% of the Group’s total estimated proved reserves (by volume) were undeveloped and may not be ultimately developed or produced. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The Group’s reserve estimates assume it can and will make these expenditures and conduct these operations successfully. These assumptions may not prove to be accurate. The Group’s reserve report at December 31, 2018 includes estimates of total future development and decomissioning costs associated with the Group’s proved total reserves of approximately €35.3 billion (undiscounted, including consolidated subsidiaries and equity-accounted entities). It cannot be certain that estimated costs of the development of these reserves will prove correct, development will occur as scheduled, or the results of such development will be as estimated. In case of change in the Company’s plans to develop those reserves, or if it is not otherwise able to successfully develop these reserves as a result of the Group’s inability to fund necessary capital expenditures or otherwise, it will be required to remove the associated volumes from the Group’s reported proved reserves.
Oil and gas activity may be subject to increasingly high levels of income taxes and royalties
Oil and gas operations are subject to the payment of royalties and income taxes, which tend to be higher than those payable in many other commercial activities. Furthermore, in recent years, Eni has experienced adverse changes in the tax regimes applicable to oil and gas operations in a number of countries where the Company conducts its upstream operations. As a result of these trends, management estimates that the tax rate applicable to the Company’s oil and gas operations is materially higher than the Italian statutory tax rate for corporate profit, which currently stands at 24%.

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
In the current uncertain financial and economic environment, governments are facing greater pressure on public finances, which may induce them to intervene in the fiscal framework for the oil and gas industry, including the risk of increased taxation, windfall taxes, and even nationalizations and expropriations.
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

The timing of both Eni’s production and its incurrence of expenses in connection with the development and production of crude oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. Additionally, the 10% discount factor Eni uses when calculating discounted future net revenues may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Eni’s reserves or the crude oil and natural gas industry in general. At December 31, 2018, the net present value of Eni’s proved reserves totaled approximately €57.6 billion. The average prices used to estimate Eni’s proved reserves and the net present value at December 31, 2018, as calculated in accordance with U.S. SEC rules, were 71.4 $/BBL for the Brent crude oil. Actual future prices may materially differ from those used in our year-end estimates. Commodity prices have decreased significantly in recent months. Holding all other factors constant, if commodity prices used in Eni’s year-end reserve estimates were in line with the pricing environment existing in the first quarter of 2019, Eni’s PV-10 at December 31, 2019 could decrease significantly.
Oil and gas activity may be subject to increasingly high levels of regulations throughout the world, which may impact our extraction activities and the recoverability of reserves
The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production leases, the imposition of specific drilling and other work obligations, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. These risks can limit the Group access to hydrocarbons reserves or may have the Group to redesign, curtail or cease its oil&gas operation with significant effects on the Group business prospects, results of operations and cash flow.
In Italy, a new law has been enacted effective February 12, 2019, which requires certain Italian administrative bodies to adopt within eighteen months a plan intended to identify areas that are suitable for carrying out exploration, development and production of hydrocarbons in the national territory, including the territorial seawaters. Until approval of such a plan, it is established a moratorium on exploration activities, including the award of new exploration leases. Following the plan approval, exploration permits resume their efficacy in areas that have been identified as suitable; on the contrary, in unsuitable areas, exploration permits are repealed.
As far as development and production concessions are concerned, pending the national plan approval, ongoing concessions retain their efficacy and administrative procedures underway to grant extension to expired concession remain unaffected; instead no applications to obtain new concession can be filed. Once the above mentioned national plan is adopted, development and production concessions that fall in suitable areas can be granted further extensions and applications for new concessions can be filed; on the contrary development and production concessions current at the approval of the national plan that fall in unsuitable areas are repealed at their expiration and no further extensions can be granted, nor new concession applications can be filed.
In case Italian administrative bodies fail to adopt the national plan for suitable areas within two years from the law enactment, the general moratorium on exploration activities is revoked and application for new concession permits can be filed. According to the statute, areas that are suitable to the activities of exploring and developing hydrocarbons must conform to a number of criteria including morphological characteristics and social, urbanistic and industrial constraints, with particular bias for the hydrogeological balance, current territorial planning and with regard to marine areas for externalities on the ecosystem, reviews of marine routes, fishing and any possible impacts on the coastline.
Our largest development project in Italy is operated under a concession that will expire in 2019; the application for renewal is underway and the renewal process is unaffected by the new law; assuming it is renewed as expected, this concession will expire in 2029, unless renewed at that time. Production at those sites is currently scheduled to continue until 2045.
Management believes the criteria laid out in the law for identified unsuitable areas to be high-level principles, which make it difficult identifying in a reliable and objective manner areas that might be suitable or unsuitable to hydrocarbons activities before the plan adoption by Italian authorities. Therefore, management is not currently in the position to make a reliable and fair estimation of future impacts of the new law provisions on the recoverability of the volumes of proved reserves booked in Italy and the associated future cash flows. However, based on the review of all facts and circumstances and on the current knowledge of the matter, management does not expects any material impacts on the Group future results of operations and cash flow.
Political considerations
The large majority of Eni’s oil and gas reserves are located in countries outside Europe and North America, mainly in Africa, Central Asia and Central-Southern America, where the socio-political framework, the financial system and the macroeconomic outlook are less stable than in the OECD countries. In those non-OECD countries, Eni is exposed to a wide range of additional risks and uncertainties in addition to the material risks described above, which could materially impact the ability of the Company to conduct its oil&gas operations in a safe, reliable and profitable manner.
As of December 31, 2018, approximately 82% of Eni’s proved hydrocarbon reserves were located in such countries. Adverse political, social and economic developments, such as internal conflicts, revolutions, establishment of non-democratic regimes, protests, strikes and other forms of civil disorder, contraction of economic activity and financial difficulties of the local governments with repercussions on the solvency of state institutions, inflation levels, exchange rates and similar events in those non-OECD countries may impair Eni’s ability to continue operating in an economically viable way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves. In particular, Eni faces risks in connection with the following, possible issues:
•
lack of well-established and reliable legal systems and uncertainties surrounding the enforcement of contractual rights;

•
unfavorable enforcement of laws, regulations and contractual arrangements leading, for example, to expropriation, nationalization or forced divestiture of assets and unilateral cancellation or modification of contractual terms. Eni is facing increasing competition from state-owned oil companies that are partnering Eni in a number of oil and gas projects and properties in the host countries where Eni conducts its upstream operations. These state-owned oil companies can unilaterally change contractual terms and other conditions of oil and gas projects in order to obtain a larger share of profit from a given project, thereby reducing Eni’s profit share. They can also enforce different interpretations of contractual clauses relating to the recovery of certain expenses incurred by the Company to produce hydrocarbons reserves in any given project;
•
sovereign default or financial instability due to the fact that those Countries rely heavily on petroleum revenues to sustain public finance and petroleum revenues have dramatically contracted during the recent, three-year long oil downturn which ended by mid of 2017. Financial difficulties at country level often translate into failure on part of state-owned companies and agencies to fulfill their financial obligations towards Eni relating to funding capital commitments in projects operated by Eni or to timely paying supplies of equity oil and gas volumes;

•
restrictions on exploration, production, imports and exports;

•
tax or royalty increases (including retroactive claims);

•
political and social instability which could result in civil and social unrest, internal conflicts and other forms of protest and disorder such as strikes, riots, sabotage, acts of violence and similar events. These risks could result in disruptions to economic activity, loss of output, plant closures and shutdowns, project delays, the loss of assets and threat to the security of personnel. They may disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographical areas in which Eni operates;

•
difficulties in finding qualified suppliers in critical operating environments; and

•
complex processes of granting authorizations or licences affecting time-to-market of certain development projects.

Areas where Eni operates and where the Company is particularly exposed to political risk include, but are not limited to: Libya, Egypt, Algeria, Nigeria, Angola, Kazakhstan, Venezuela and Iraq. Additionally, any possible reprisals because of military or other action, such as acts of terrorism in Europe, the United States or elsewhere, could have a material adverse effect on Eni’s business, results of operations and financial condition.
In recent years, Eni’s operations in Libya were materially affected by the revolution of 2011 and a change of regime, which caused a prolonged period of political and social instability, still ongoing. In 2011 Eni’s operations in the country experienced an almost one-year long shutdown due to security issues amidst a civil war, causing a material impact on the Group results of operation and cash flow of the year. In subsequent years Eni has experienced frequent disruptions at its operations albeit of a smaller scale than in 2011 due to security threats to its installations and personnel. In the second half of 2018 a resurgence of socio-political instability coupled with internal clashes reduced the Country economic activity and gas demand which negatively affected the Company’s levels of production for the year. Management is closely monitoring the situation and is evaluating any possible measure to safeguard safety of Eni’s local personnel and security of plants and production infrastructures. Going forward, management believes that Libya’s geopolitical situation will continue to represent a source of risk and uncertainty to Eni’s operations in the Country. Currently, Libya represents approximately 16% of the Group’s total production; this proportion is forecasted to decrease in the medium term. In the event of major adverse events such as the resumption of internal conflict, acts of war, sabotage, social unrest, clashes and other forms of civil disorder, Eni could be forced to interrupt or reduce its producing activities at the Libyan plants, negatively affecting Eni’s results of operations, cash flow and business prospects.
Venezuela is currently experiencing a situation of financial stress amidst an economic downturn due to lack of resources to support the development of the country’s hydrocarbons reserves, which have negatively affected the Country production levels and hence petroleum revenues. The situation has been made worse by certain international sanctions targeting the country’s financial system and its ability to export crude oil to the USA market, which is the main outlet of Venezuelan production, which are described below. Eni expects the financial and political outlook of Venezuela to negatively affect its ability to recover the investments made in the Country to develop two petroleum projects and the overdue trade receivables owned to us by the Venezuelan national oil company – PDVSA – and its affiliates for the gas supplies of the Cardon IV gas project, a 50 per cent. – held joint venture. In 2018, this venture was able to collect a certain percentage of the sales of the equity gas produced in the year to PDVSA. The venture is systematically accounting a loss provision on the uncollected revenues based on management’s appreciation of the counterparty risk which was estimated based on the findings of a review of the past experience of sovereign defaults. Furthermore, due to a worsening operating environment, management decided to de-book the proved undeveloped reserves (down 106 million BBL) at one of the Company’s projects in the Country, recognizing an impairment loss of around €200 million.
Nigeria is also undergoing a situation of financial stress, which has translated into continuing delays in collecting overdue trade receivables and credits for the carry of the expenditures of the Nigerian joint operators at projects operated by Eni and the incurrence of credit losses. Further, Eni’s activities in Nigeria have been impacted in recent years by continuing incidences of theft, acts of sabotage and other similar disruptions, which have jeopardized the Company’s ability to conduct operations in full security, particularly in the onshore area of the Niger Delta. Eni expects that those risks will continue to affect Eni’s operations in Nigeria and other countries.
It is possible that the Group may incur further asset impairments or credit losses in future reporting periods depending on the evolution of the financial outlook of the Countries where the Group is conducting its oil&gas operations.
In Egypt, Eni plans to invest significantly in the next four-year plan to sustain the production plateau at the Zohr offshore gas field and to develop existing gas reserves at other projects. Since our gas production is entirely sold to local state-owned oil companies, we expect a significant increase in the credit risk exposure in Egypt, where we experienced some issues at collecting overdue trade receivables during the downturn. Eni will continue monitoring the counterparty risk in future years considering the significant volumes of gas expected to be supplied to Egypt’s national oil companies.
Eni closely monitors political, social and economic risks of the countries in which it has invested or intends to invest, in order to evaluate the economic and financial return of certain projects and to selectively evaluate projects. While the occurrence of those events is unpredictable, the occurrence of any such events could adversely affect Eni’s results from operations, cash flow and business prospects, also including the counterparty risk arising from the financing exposure of Eni in case state-owned entities, which are party to Eni’s upstream projects for developing hydrocarbons, fail to reimburse due amounts.
Sanction targets
In response to the Russia-Ukraine crisis, the European Union and the United States have enacted sanctions targeting, inter alia, the financial and energy sectors in Russia by restricting the supply of certain oil and gas items and services to Russia and certain forms of financing. Eni has adapted its activities to the applicable sanctions and will adapt its business to any further restrictive measures that could be adopted by the relevant authorities. Recently, the US government has tightened the sanction regime against Russia by enacting the “Countering America’s Adversaries Through Sanctions Act”. In response to these new measures, the Company could possibly refrain from pursuing business opportunities in Russia, while currently the Company is not engaged in any upstream projects in Russia.
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
In 2017, the US Administration enacted certain financing sanctions against Venezuela, which prohibit any US person to be involved in all transactions related to, provision of financing for, and other dealings in, among other things, any debt owed to the Government of Venezuela that is pledged as collateral after the effective date, including accounts receivable. Recently the US administration has resolved to impose an embargo on the import of crude oil from Venezuela state-owned oil company, PDVSA and has restricted the ability of US dealers to trade bonds issued by the Government of Venezuela and its affiliates. These sanctions do not affect directly Eni’s activities, which however are affected by the worsening financial, political and operating outlook of the country which could limit the ability of Eni to recover its investments.

Risks in the Company’s Gas & Power business
Risks associated with the trading environment and competition in the gas market
Until 2018, our Gas & Power segment has recorded a history of weak profitability and losses due to the changed fundamentals of the wholesale gas markets in Europe following the gas downturn of 2013 – 2014. Competition escalated driven by muted demand growth, oversupplies and the increasing weigh in the European energy mix of governmental-subsided renewable energy sources (particularly the photovoltaic). The large-scale development of shale gas in the United States was another factor contributing to the oversupply situation in Europe, because many LNG projects worldwide that originally targeted the US market were redirected to an already saturated European market. Furthermore, a number of re-gasification terminals in the US have been upgraded to gas liquefaction facilities with the aim of exporting the US gas surplus. Large gas supplies to Europe led to the development of liquid spot markets where gas is traded daily. Prices at those hubs became the main indexation parameter of selling prices, replacing prices contractually agreed in bilateral negotiations between gas buyers and gas wholesalers. Increased competition, market liquidity and indexation mismatch between gas purchase prices and selling prices determined a squeeze of margins on gas sales. These trends were exacerbated by the contractual commitments taken by the Company to supply gas to end-markets in Europe. A few years ago, before the onset of the European gas downturn, the Company signed with the main countries supplying gas to Europe (Russia, Algeria, the Netherlands, Libya and Norway) long-term gas supply contracts with take-or-pay clauses, which would expose us to a volume risk, as the Company was contractually required to purchase minimum annual amounts of gas or, in case of failure, to pay the corresponding price. Additionally, Eni booked the transportation rights along the main gas backbones across Europe to deliver its contracted gas volumes to end-markets. In a weak market, the need to dispose of the minimum off-take of gas negatively affected Eni’s margins. Those market trends have negatively affected the operating performance of our Gas & Power segment from the beginning of the market crisis throughout 2017, when this segment closed at breakeven. However, in 2018 the segment posted a significant recovery in profitability due to the benefits of the renegotiations of its long-term gas supply contracts and other drivers. Furthermore, in 2018 gas demand and supplies in Europe were more balanced due to a certain recovery in demand supported by the phase out of a number of coal-fired power plants and lower production from nuclear plants, a slowdown in the final investment decisions in new liquefaction capacity due to the oil downturn and increasing gas demand from China. Looking forward, the Company expects that a muted demand environment in Europe driven by an ongoing economic slowdown will increase the risks of oversupplies and margin pressure.
Against the backdrop of a challenging competitive environment, Eni anticipates a number of risk factors to the profitability outlook of the Company’s gas marketing business over the four-year planning period, considering the Company’s operational constraints dictated by its long-term supply contracts with take-or-pay clauses and its structure of fixed costs linked to the transportation rights at the main European backbones booked for multi-year periods. Such risk factors include continuing oversupplies, pricing pressures, volatile margins and the risk of deteriorating spreads of Italian spot prices versus continental benchmarks. The results of Eni’s wholesale business are particularly exposed to the volatility of the spreads between spot prices at European hubs and Italian spot prices because the Group’s supply costs are mainly linked to prices at European hubs, whereas a large part of the Group’s selling volumes are linked to Italian spot prices which, historically, have been higher due to the costs of logistics and other factors. This price differential enables the Company to recover its fixed operating expenses in the gas wholesale business. Risks are raising that spot prices in Italy could converge with prices at continental hubs due to the current slowdown of gas demand in Europe and in Italy and the return of LNG spot volumes at European markets and also at Italian regasification terminals. Longer-term there are risks of an oversupply build in the Italian market due to the expected entry into operations of a project to import gas from the Caspian region to Italy and other developments. A reduction of the spread between Italian spot prices and European spot prices for gas could negatively affect the profitability of our business by reducing the total addressable market and the related opportunities to monetize the flexibilities of our gas portfolio, as in the case of the possibility to lift additional gas volumes in addition to the annual minimum quantity at our take-or-pay contracts up the annual contractual quantity in case of favorable market conditions.
Eni’s management is planning to continue its strategy of renegotiating the Company’s long-term gas supply contracts in order to constantly align pricing and volume terms to current market conditions as they evolve, considering the risk factors described above. The revision clauses provided by these contracts state the right of each counterparty to renegotiate the economic terms and other contractual conditions periodically, in relation to ongoing changes in the gas scenario. Management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately obtained and the timing of recognition of profit. Furthermore, in case Eni and the gas suppliers fail to agree on revised contractual terms, the claiming party has the ability to open an arbitration procedure to obtain revised contractual conditions. However, the suppliers might also file counterclaims with the arbitration panel seeking to dismiss Eni’s request for a price review and may also claim an increase in the price of the gas supplied to Eni based on their own view of markets dynamics. All these possible developments within the renegotiation process could increase the level of risks and uncertainties relating the outcome of those renegotiations.
Current, negative trends in gas demands and supplies may impair the Company’s ability to fulfil its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts
In the years preceding the European gas downturn of 2013 – 2014, Eni signed a number of long-term gas supply contracts with national operators of certain key producing countries, from where most of the European gas supplies are sourced (Russia, Algeria, Libya, the Netherlands and Norway). These contracts were intended to secure Eni long-term access to gas supplies, particularly with a view to supplying the Italian gas market and in anticipation of certain pargets of gas demand growth, which however would fall short of industry’s projections.
These contracts include take-or-pay clauses whereby the Company has an obligation to lift minimum, pre-set volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. Similar considerations apply to ship-or-pay contractual obligations. Long-term gas supply contracts with take-or-pay clauses expose the Company to a volume risk, as the Company is obligated to purchase an annual minimum volume of gas, or in case of failure, to pay the underlying price.
Management believes that the current level of market liquidity, the outlook of the European gas sector which is featuring muted demand growth, strong competitive pressures and large supplies, as well as any possible change in sector-specific regulation represent risk factors to the Company’s ongoing ability to fulfil its minimum take obligations associated with its long-term supply contracts.
Risks associated with sector-specific regulations in Italy
Risks associated with the regulatory powers entrusted to the Italian Regulatory Authority for Energy, Networks and Environment in the matter of pricing to residential customers
Eni’s Gas & Power segment is subject to regulatory risks mainly in its domestic market in Italy. The Italian Regulatory Authority for Energy, Networks and Environment (the “Authority”) is entrusted with certain powers in the matter of natural gas pricing. Specifically, the Authority retains a surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users until the market is fully opened.
Developments in the regulatory framework intended to increase the level of market liquidity or of de-regulation, or intended to reduce operators’ ability to transfer to customers cost increases in raw materials may negatively affect future sales margins of gas and electricity, operating results and cash flow.
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
These laws and regulations set limits to the emission of scrap substances and pollutants and discipline the handling of hazardous materials and discharges of water contaminants nad nocive air emissions resulting from the operation of oil and natural gas extraction and processing plants, petrochemical plants, refineries, service stations, vessels, oil carriers, pipeline systems and other facilities owned or operated by Eni. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste.
Breaches of environmental, health and safety laws and regulations as in the case of negligent or willful release of pollutants into the atmosphere, the soil or groundwater or the overcome of concentration threshold of contaminants set by the law expose the Company to the incurrence of liabilities associated with compensation for environmental, health or safety damage and expenses for environmental remediation and clean-up. Furthermore, in the case of violation of certain rules regarding the safeguard of the environment and safety in the workplace and of communities, the Company may be liable for the negligent or willful conduct on part of its employees as per Italian Law Decree No. 231/2001, which assumes that any misconduct of employees in the field of environmental and health matters can be ascribed to the Company.
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

•
damage compensation claimed by individuals and entities, including local, regional or state administrations, should Eni cause any kind of accident, oil spill, well blowouts, pollution, contamination, emission of GHG above permitted levels or of any other hazardous gases, water, ground or air contaminants or pollutants, as a result of its operations or if the Company is found guilty of violating environmental laws and regulations; and

•
costs in connection with the decommissioning and removal of drilling platforms and other facilities, and well plugging at the end of oil&gas field production.

As a further result of any new laws and regulations or other factors, like the actual or alleged occurrence of environmental damage at Eni’s plants and facilities, the Company may be forced to curtail, modify or cease certain operations or implement temporary shutdowns of facilities, which could diminish Eni’s productivity and materially and adversely impact Eni’s results of operations, cash flow and liquidity.
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

Eni has incurred in the past and may incur in the future material environmental liabilities in connection with the environmental impact of its past and present industrial activities. Eni is also exposed to claims under environmental requirements and, from time to time, such claims have been made against us. Furthermore, environmental requirements and regulations in Italy and elsewhere typically impose strict liability. Strict liability means that in some situations Eni could be exposed to liability for clean-up and remediation costs, environmental damage, and other damages as a result of Eni’s conduct of operations that was lawful at the time it occurred or of the conduct of prior operators or other third parties. In addition, plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution or in case the Company is found liable of violations of any environmental laws or regulations.
In Italy, Eni is exposed to the risk of expenses and environmental liabilities in connection with the impact of its past activities at certain industrial hubs where the Group’s products were produced, processed, stored, distributed or sold, such as chemical plants, mineral-metallurgic plants, refineries and other facilities, which were subsequently disposed of, liquidated, closed or shut down. At these industrial hubs, Eni has undertaken a number of initiatives to remediate and to clean-up proprietary or concession areas that were allegedly contaminated and polluted by the Group’s industrial activities. State or local public administrations have sued Eni for environmental and other damages and for clean-up and remediation measures in addition to those which were performed by the Company, or which the Company committed to perform. In some cases, Eni has been sued for alleged breach of criminal laws (for example for alleged environmental crimes such as failure to perform soil or groundwater reclamation, environmental disaster and contamination, discharge of toxic materials, amongst others). Although Eni believes that it may not be held liable for having exceeded in the past pollution thresholds that are unlawful according to current regulations but were allowed by laws then effective, nor because the Group took over operations from third parties, it cannot be excluded that Eni could potentially incur such environmental liabilities.
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
As a result of those risks, environmental liabilities could be substantial and could have a material adverse effect on Eni’s results of operations, cash flow, financial condition, business prospects, reputation and shareholders’ value, including dividends and the share price.
Rising public concern related to climate change has led and could continue to lead to the adoption of national and international laws and regulations which are expected to result in a decrease of demand for hydrocarbons and increased compliance costs for the Company. Eni is also exposed to risks of technological breakthrough in the energy field and risks of unpredictable extreme meteorological events linked to the climate change. All these developments may adversely affect the Group’s profitability, businesses outlook and reputation
Growing worldwide public concern over greenhouse gas (GHG) emissions and climate change, as well as increasingly regulations in this area, could adversely affect the Group’s business and reputation, increase its operating costs and reduce its results of operations, cash flow, financial condition, business prospects and shareholders returns. Those risks may emerge in the short and medium-term, as well as over the long-term.

The scientific community has established a link between climate change and increasing GHG concentration in the atmosphere. International efforts to limit global warming have led, and Eni expects them to continue to lead, to new laws and regulations designed to reduce GHG emissions that are expected to bring about a gradual reduction in the use of fossil fuel over the medium to long-term, notably through the diversification of the energy mix.
Governmental institutions have responded to the issue of climate change on two fronts: on one side, governments can both impose taxes on GHG emissions and incentivize a progressive shift in the energy mix away from fossil fuels, for example, by subsidizing the power generation from renewable sources.
Some governments have already introduced carbon pricing schemes, which can be an effective measure to reduce GHG emissions at the lowest overall cost to society. Today, about half of the GHG direct emissions coming from Eni operated assets are already included in national or supranational Carbon Pricing Mechanisms, such as the European Emission Trading Scheme. Eni expects that more governments will adopt similar schemes and that a growing share of the Group’s GHG emissions will be subject to carbon-pricing and other forms of climate regulation in the short to medium term. Eni expects that governments require companies to apply technical measures to reduce their GHG emissions. Eni is already incurring operating costs related to its participation in the European Emission Trading Scheme, whereby Eni is required to purchase on the open markets emission allowances in case its GHG emissions exceed freely-assigned emission allowances (see Note 27 to the Financial Statements). In 2018 to comply with this carbon emissions scheme, Eni purchased on the open market allowances corresponding to 12.7 million tonnes of CO2 emissions. In certain jurisdictions, Eni is also subject to carbon pricing schemes in Norway. Due to the likelihood of new regulations in this area, Eni expects additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could result in increased investments and higher project costs for Eni and could have a material adverse effect on Eni’s operating costs and results of operations, cash flow, financial condition, business prospects and shareholders’ returns. Eni also expects that governments will also require companies to apply technical measures to reduce their GHG emissions.
Eni expects that the achievement of the Paris Agreement goal of holding the increase in global average temperature to less than 2° C above pre-industrial levels, or the more stringent goal advocated by the Intergovernmental Panel on Climate Change (IPCC) to limit global warming to 1.5°C, will strengthen the global response to the threat of climate change and spur governments to introduce further measures and policies targeting the reduction of GHG emissions, which will reduce local demand for fossil fuels, thus negatively affecting global demand for oil and natural gas. Eni’s business depends on the global demand for oil and natural gas. If existing or future laws, regulations, treaties, or international agreements related to GHG and climate change, including incentives to preserve energy or use alternative energy sources, technological breakthrough in the field of renewable energies or mass-adoption of electric vehicles reduce the worldwide demand for oil and natural gas by a large amount, Eni’s results of operations, cash flow, financial condition, business prospects and shareholders’ returns may be significantly and adversely affected.
The scientific community has concluded that increasing global average temperatures produces significant physical effects, such as the increased frequency and severity of hurricanes, storms, droughts, floods or other extreme climatic events that could interfere with Eni’s operations and damage Eni’s facilities. Extreme and unpredictable weather phenomena can result in material disruption to Eni’s operations, and consequent loss of or damage to properties and facilities, as well as a loss of output, loss of revenues, increasing maintenance and repair expenses and cash flow shortfall.
Finally, there is a reputational risk linked to the fact that oil companies are increasingly perceived by institutions and the general public as the entities responsible of the global warming due to GHG emissions across the value chain and in particular related with the use of energy products. This could possibly make Eni’s shares less attractive to investment funds and individual investors who have been more and more assessing the risk profile of companies against their carbon footprint when making investment decisions. This trend could have a material adverse effect on the price of our securities and our ability to access equity or other capital markets. Additionally, the World Bank has announced plans to stop financing upstream oil and gas projects in 2019. Similarly, according to press reports, other financial institutions also appear to be considering limiting their exposure to certain fossil fuel projects. Accordingly, our ability to use financing for future projects may be adversely impacted. This could also adversely impact our potential partners’ ability to finance their portion of costs, either through equity or debt.

Further, in some countries, governments and regulators have filed lawsuits seeking to hold fossil fuel companies, including Eni, liable for costs associated with climate change. Losing any of these lawsuits could have a material adverse effect on our results of operations, cash flows, liquidity and business prospects.
Risks related to legal proceedings and compliance with anti-corruption legislation
Eni is the defendant in a number of civil and criminal actions and administrative proceedings. In addition to existing provisions accrued as of December  31, 2018 to account for ongoing proceedings, in future years Eni may incur significant losses in addition to the amounts already accrued in connection with pending or future legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate. Certain legal proceedings and investigations in which Eni or its subsidiaries or its officers and employees are defendant involve the alleged breach of anti-bribery and anti-corruption laws and regulations and other ethical misconduct. Such proceedings are described in Note 27 to the 2018 Consolidated financial statements, under the heading “Legal Proceedings”. Ethical misconduct and noncompliance with applicable laws and regulations, including noncompliance with anti-bribery and anti-corruption laws, by Eni, its officers and employees, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.
Risks from acquisitions
Eni is constantly monitoring the oil and gas market in search of opportunities to acquire individual assets or companies with a view of achieving its growth targets or complementing its asset portfolio. Acquisitions entail an execution risk – the risk that the acquirer will not be able to effectively integrate the purchased assets so as to achieve expected synergies. In addition, acquisitions entail a financial risk – the risk of not being able to recover the purchase costs of acquired assets, in case a prolonged decline in the market prices of oil and natural gas occurs. Eni may also incur unanticipated costs or assume unexpected liabilities and losses in connection with companies or assets it acquires. If the integration and financial risks related to acquisitions materialize, expected synergies from acquisition may fall short of management’s targets and Eni’s financial performance and shareholders’ returns may be adversely affected.
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
Exposure to financial risk
Eni’s business activities are exposed to financial risk, which includes exposure to market risk, including commodity price risk, interest rate risk and foreign currency risk, as well as liquidity risk, and credit risk.

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
Exchange rate risk
Movements in the exchange rate of the euro against the U.S. dollar can have a material impact on Eni’s results of operations. Prices of oil, natural gas and refined products generally are denominated in, or linked to, U.S. dollars, while a significant portion of Eni’s expenses are incurred in euros. Accordingly, a depreciation of the U.S. dollar against the euro generally has an adverse impact on Eni’s results of operations and liquidity because it reduces booked revenues by an amount greater than the decrease in U.S. dollar-denominated expenses and may also result in significant translation adjustments that impact Eni’s shareholders’ equity. The Exploration & Production segment is particularly affected by movements in the dollar versus the euro exchange rates as the U.S. dollar is the functional currency of a large part of its foreign subsidiaries and therefore movements in the U.S. dollar versus the euro exchange rate affect year-on-year comparability of results of operations and cash flows.
Susceptibility to variations in sovereign rating risk
Eni’s credit ratings are potentially exposed to risk in reductions of sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may have a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the debt instruments issued by the Company could be downgraded.
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

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term financial requirements and to settle obligations. Such a situation would negatively affect the Group results of operations and cash flows as it would result in Eni incurring higher borrowing expenses to meet its obligations or, under the worst conditions, the inability of Eni to continue as a going concern. Global financial markets are volatile due to a number of macroeconomic risk factors, including the financial situation of certain hydrocarbons-exporting countries whose financial conditions have sharply deteriorated following the protracted downturn in crude oil prices. In the event of extended periods of constraints in the financial markets, or if Eni is unable to access the financial markets (including cases where this is due to Eni’s financial position or market sentiment as to Eni’s prospects) at a time when cash flows from Eni’s business operations may be under pressure, Eni’s ability to maintain Eni’s long-term investment program may be impacted with a consequent effect on Eni’s business prospects, results of operations and cash flows, and may impact shareholder returns, including dividends or share price.
The oil and gas industry is capital intensive. Eni makes and expects to continue to make substantial capital expenditures in its business for the exploration, development and production of oil and natural gas reserves. Over the next four years, the Company plans to invest in the business approximately €33 billion, approximately 50% of capital expenditures at the end of the four-year period refers to uncommitted projects, granting to the Group financial flexibility in case of sudden changes in the trading environment. In 2019, Eni expects to make capital expenditures of approximately €8 billion, in line with 2018. Historically, Eni’s capital expenditures have been financed with cash generated by operations, proceeds from asset disposals, borrowings under its credit facilities and proceeds from the issuance of debt and bonds.
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

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay due amounts. Credit risks arise from both commercial partners and financial ones. In the last few years, the Group has experienced a level of counterparty default higher than in previous years due to the severity of the economic and financial downturn that has negatively affected several Group counterparties, customers and partners and to the fact that Italy, which is still the largest market to Eni’s gas wholesale and retail businesses, has underperformed other OECD countries in terms of GDP growth. Management believes that the Gas&Power segment is particularly exposed to credit risk due to its large and diversified customer base, which includes a large number of medium and small-sized businesses and retail customers who have been particularly hit by the financial and economic downturn. Going forward, we expect that an uncertain macroeconomic outlook in Europe and Italy will pose a risk to the Company’s ability to collect revenues in its retail gas and power business.
Eni’s E&P business is significantly exposed to the credit risk because of the deteriorated financial outlook of many oil-producing countries due to a three-year long downturn in oil prices, which has negatively impacted petroleum revenues and cash reserves. Certain countries where Eni is engaging in oil&gas operations have yet to recover from the oil downturn. The financial difficulties of those countries have extended to state-owned oil companies and other national agencies who are partnering Eni in the execution of development projects of hydrocarbons reserves or who are the buyers of Eni’s equity production in a number of oil&gas projects. These trends have limited Eni’s ability to fully recover or to collect timely its trade or financing receivable or its investments towards those entities. For further information, see the paragraph “Political Considerations” above.
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
Disruption to or breaches of Eni’s critical IT services or information security systems could adversely affect the Group’s activities.
The Group’s activities depend heavily on the reliability and security of its information technology (IT) systems. The Group’s IT systems, some of which are managed by third parties, are susceptible to being compromised, damaged, disrupted or shutdown due to failures during the process of upgrading or replacing software, databases or components, power or network outages, hardware failures, cyber-attacks (viruses, computer intrusions), user errors or natural disasters. The cyber threat is constantly evolving. Attacks are becoming more sophisticated with regularly renewed techniques while the digital transformation amplifies exposure to these cyber threats. The adoption of new technologies, such as the Internet of things (IoT) or the migration to the cloud, as well as the evolution of architectures for increasingly interconnected systems, are all areas where cyber security is a very important issue. The Group and its service providers may not be able to prevent third parties from breaking into the Group’s IT systems, disrupting business operations or communications infrastructure through denial-of-service attacks, or gaining access to confidential or sensitive information held in the system. The Group, like many companies, has been and expects to continue to be the target of attempted cybersecurity attacks. While the Group has not experienced any such attack that has had a material impact on its business, the Group cannot guarantee that its security measures will be sufficient to prevent a material disruption, breach or compromise in the future.
As a result, the Group’s activities and assets could sustain serious damage, services to clients could be interrupted, material intellectual property could be divulged and, in some cases, personal injury, property damage, environmental harm and regulatory violations could occur, potentially having a material adverse effect on the Group’s financial condition, including its operating income and cash flow.

The United Kingdom leaving the European Union may affect the Group’s results
On 23 June 2016, the UK held a referendum to decide on the UK’s membership of the European Union. The UK vote was to leave the European Union. There are a number of uncertainties in connection with the future of the UK and its relationship with the European Union. The negotiation of the UK’s exit terms is likely to take a number of years. Until the terms and timing of the UK’s exit from the European Union are clearer, it is not possible to determine the impact that the referendum, the UK’s departure from the European Union and/or any related matters may have on the business of the Issuer.
As such, no assurance can be given that such matters would not adversely affect the Company’s business prospects, results of operations, cash flows and liquidity.

Item 4. INFORMATION ON THE COMPANY
History and development of the Company
Eni SpA with its consolidated subsidiaries engages in the exploration, development and production of hydrocarbons, in the supply and marketing of gas, LNG and power, in the refining and marketing of petroleum products, in the production and marketing of basic petrochemicals, plastics and elastomers and in commodity trading. Eni has operations in 67 countries and 31,701 employees as of December 31, 2018.
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
Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as LNG operations, in 43 countries, including Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, the United States, Kazakhstan, Algeria, Australia, Iraq, Indonesia, Ghana, Mozambique, Oman and United Arab Emirates. In 2018, Eni average daily production amounted to 1,732 KBOE/d on an available-for-sale basis. As of December 31, 2018, Eni’s total proved reserves amounted to 7,153 mmBOE, which include subsidiary undertakings and Eni’s share of reserves of equity-accounted and proportionally consolidated entities.
Eni’s Gas & Power segment engages in the supply, trading and marketing of gas, LNG and electricity, international gas transport activities and commodity trading and derivatives. This segment also includes the activity of electricity generation that is ancillary to the marketing of electricity. In 2018, Eni’s worldwide sales of natural gas amounted to 76.71 BCM, of which 39.03 BCM in Italy. Eni produces power at a number of operated gas-fired plants in Italy with a total installed capacity of 4.7 GW as of December 31, 2018. In 2018, electricity sold totalled 37.07 TWh. The LNG business includes the purchase and marketing of LNG worldwide, with a large incidence of equity LNG supplies. The Group serves the gas and power wholesale and retail markets in Italy and in a number of European markets. As at December 31, 2018 the Gas & Power segment had 9.2 million retail customers. The Gas & Power segment comprises results of the Group activities intended to manage commodity risk of asset-backed trading activities and proprietary trading. Furthermore, this activity includes the result of crude oil and products supply, trading and shipping.
Eni’s Refining & Marketing and Chemical segment includes the result of the R&M business and of the chemicals business.
The R&M business engages in crude oil supply and refining and marketing of petroleum products in retail and wholesale markets mainly in Italy and in the rest of Europe, as well as in the petrochemical business. In 2018, processed volumes of crude oil and other feedstock, including renewable feedstock, amounted to 23.48 mmtonnes (of which traditional refinery throughputs were 23.23 mmtonnes and green refinery throughputs were 0.25 mmtonnes) and sales of refined products were 32.92 mmtonnes, of which 25.91 mmtonnes in Italy. Retail sales of refined products at Eni’s service stations amounted to 8.39 mmtonnes in Italy and in the rest of Europe. In 2018, Eni’s retail market shares in Italy through its “Eni” branded network of service stations was 24%.
In the Chemical business Eni, through its wholly-owned subsidiary Versalis, engages in the production and marketing of basic petrochemical products, plastics and elastomers. Versalis is developing the business of green chemicals. Activities are concentrated in Italy and in Europe. In 2018, production volumes of petrochemicals amounted to 9,483 ktonnes. The results of Versalis have been aggregated with those of R&M, in the reportable segment “R&M and Chemicals” because the two businesses exhibit similar economic characteristics.

Eni’s registered head office is located at Piazzale Enrico Mattei 1, Rome, Italy (telephone number: +39-0659821).
Eni branches are located in:
•
San Donato Milanese (Milan), Via Emilia, 1; and

•
San Donato Milanese (Milan), Piazza Ezio Vanoni, 1.

Internet address: eni.com
A list of Eni’s subsidiaries is provided in “Item 18 – Note 37 – Other information about investments – of the Notes on Consolidated Financial Statements”.
Strategy
During the downturn in oil prices which lasted from the second half of 2014 to the end of 2017, the Company managed to reduce its cash neutrality – i.e. the level of Brent price at which cash flow from operating activities is able to fund capital expenditure and dividend payments – and to preserve a solid balance sheet. In 2018 we made substantial progress in delivering on our financial targets leveraging on a recovery in crude oil prices, which lasted ten months until October 2018, and on an improved underlying performance. We reported a better cash flow from operating activities and an improvement in the Group financial condition. These achievements were driven by our successful exploration activity which contributed to reserve replacement and cash generation by means of our dual exploration model, cost and capital discipline, reducing the time to market of reserves, growing profitably hydrocarbons production, restructuring our loss-making mid and downstream business that are currently generating structural positive results, pursuing integration across businesses and finally process simplification and streamlining. In 2018 we made substantial progress in enlarging the geographic reach of our asset portfolio and in rebalancing the business along the hydrocarbons “value chain” by making strategic acquisitions in the Middle East which comprised exploration and development properties in the UAE and elsewhere in the region and a deal under completion to acquire a 20% interest in the Ruwais refining complex in the UAE. This deal is expected to be finalized by year end. See the paragraph below for more details about our expansion in the Middle East.
Looking forward we plan to enhance value generation across all our businesses by developing the growth opportunities associated with the purchased assets in the Middle East and by maturing the other grow initiatives under execution. The strategic guidelines going forward are:
•
Growing oil&gas production with improving returns leveraging on the organic developments of our discoveries and full ramp up at our core producing fields and fields started in 2018;

•
Retaining a strong focus on exploration activities to ensure reserve replacement, diversification of geographies and opportunities to deploy our dual exploration model;

•
Strengthening results and cash generation in our mid and downstream businesses through contract renegotiations, selective growth initiatives, improvement of plant reliability, higher flexibility in raw materials and feedstock, innovation in products and services, and cost efficiencies;

•
Pursuing margin and growth opportunities through enhanced business integration;

•
Financial discipline;

•
Increased digitalization to support operations efficiency;

•
Reducing the carbon footprint of the Company by means of increasing efficiency and developing the green businesses and the industrial initiatives intended to promote a circular economy.

Implementation of this strategy will be supported by a capital plan of €33 billion, approximately 77% of which will be destined to finding and developing hydrocarbons reserves.
We believe that the action plan we have designed for the next four-year period 2019 – 2022 at the Company’s Brent scenario of  $62 in 2019 subsequently increasing to our long-term case of  $70 will improve the Company’s profitability and cash generation reducing further our cash neutrality. We remain committed to our progressive distribution policy in line with the expected growth in underlying earnings and cash flow. See Item 5 – Management Expectations of Operation.

Strategy for a low-carbon environment
Our path to decarbonization has four main drivers that concern both our core business activities and new energy perspectives:
•
The first is to retain a portfolio of oil&gas projects that we believe are resilient to a low carbon scenario

•
The second is our action plan to lower CO2 emissions in all our operations, particularly to reduce the energy intensity at our exploration and production activities and improve energy efficiency across all business lines;

•
Thirdly, we intend to grow our business of power generation produced by renewable sources, to develop the forestry business, to increase production of bio-fuels and to execute several industrial projects designed to recycle organic waste and other civil waste aiming at producing energy or raw materials to produce bio-fuels or bio-chemicals as well as to revitalize dismissed or decommissioned industrial sites;

•
Finally, R&D will play a key role in our decarbonization strategy.

Our portfolio of oil and gas properties features a large weight of natural gas, the least GHG-emitting fossil energy source, which represented approximately 49% of Eni’s production in 2018 on an available-for-sale basis; as of 31 December 2018, gas reserves represented approximately 50% of Eni’s total proved reserves of its subsidiary undertakings and joint ventures. The other pillar of our resilient portfolio of oil&gas properties is the high incidence of conventional projects, developed through phases and with low CO2 intensity. We estimate that the new oil&gas projects under execution, which will attract some 45% of the projected development expenditures in the next four-year plan, have a price breakeven of around 25 $ per barrel. We believe that those elements of our portfolio will mitigate the risk of stranded reserves going forward due to risks of lower hydrocarbons demand in response to stricter global environmental constraints and regulations and increasing public sensitivity to the issue of global warming. Eni’s portfolio exposure to those risks is reviewed annually against changing GHG regulatory regimes and physical conditions to identify emerging risks. To test the resilience of new projects, Eni assesses potential costs associated with GHG emissions when evaluating all new capital projects. New projects’ internal rates of return are stress-tested against two sets of assumptions: i) Eni’s management estimation of a cost per ton of carbon dioxide (CO2) equivalent of 40 $/tonnes in real terms 2015, which is applied to the total GHG emissions of each capital project, while retaining the management scenario for hydrocarbons prices; and ii) the hydrocarbon prices and cost of CO2 emissions adopted in the International Energy Agency (IEA) Sustainable Development Scenario “IEA SDS”. This stress test is performed on a regular basis, to monitor the progress of each project. The review performed at the end of 2018 indicated that the internal rates of return of Eni’s ongoing projects in aggregate should not be substantially affected by a carbon pricing mechanism. The project development process features a number of checks that may require the development of detailed GHG and energy management plans. The majority of the projects have GHG intensity targets that allow them under current assumptions to compete in a more CO2 regulated future. These processes can lead to projects being stopped, designs being changed, and potential GHG mitigation investments being identified, in preparation for when the economic conditions imposed by new regulation would make these investments commercially compelling.
Furthermore, management performed a review of the recoverability of the book values of the Company’s oil & gas assets under the assumptions set forth in the IEA SDS. This review covered all of the oil & gas cash generating unit (CGUs) that are regularly tested for impairment in accordance to IAS 36. The IEA SDS sets out an energy pathway consistent with the goal of achieving universal energy access by 2030 and of reducing by a half energy-related CO2 emissions and of reducing air pollution by 2040, compared to projections with no further policy action. The IEA SDS forecasts that demand for oil is going to peak in 2020. The hydrocarbons pricing assumptions of the IEA SDS scenario are more optimistic than Eni’s scenario, particularly the IEA SDS scenario projects crude oil prices to be much higher than Eni’s crude oil pricing assumptions. On the other hand, CO2 emissions costs under the IEA SDS assumptions will show a strong uptrend consistent with the goal of encouraging the adoption of low carbon technologies. Such CO2 emissions costs as estimated by the IEA SDS would reach up to 140 $ per ton in real terms in 2040, which is higher than Eni’s CO2 pricing trends and assumptions for the medium-long term. Nevertheless, the sensitivity test performed at Eni’s oil&gas CGUs under the IEA SDS assumptions indicated the resiliency of Eni’s asset portfolio in terms of carrying amounts and fair value, because the loss of value that would result from the higher CO2 costs assumed by the IEA SDS (in comparison to Eni’s projections) is outweighed by higher assumptions for crude oil prices assumed in the IEA SDS scenario.

In October 2018 the Intergovernmental Panel on Climate Change (IPCC) stated, in a new report, that in order to limit global warming to 1.5°C, the world economy would need to undertake a deeper and complex transformation. We recognize that meeting this challenge in the next decades requires an even more rapid escalation, both in term of size and speed, of changes than were foreseen in the Paris Agreement. Currently, this scenario has yet to be complemented by a full set of pricing and other operating assumptions, which once available from the IPCC or other sources will be deeply analyzed by the Company for the purpose of updating stress-testing models and methodologies.
To strengthen the resiliency of our oil&gas portfolio, we are fully committed to reduce the energy intensity at our oil and gas projects. In 2018 we reduced the energy intensity in our E&P business to 21.44 tonnes of CO2 equivalent per thousand of BOE, down by 6% y-o-y and by 20% from 2014 levels. This measure relates to gross operated production. By 2030 we are targeting to achieve net zero emissions in our upstream business (on equity basis) by:
 –
Increasing efficiency to minimize direct upstream CO2 emissions. As part of this target by 2025 we plan to eliminate gas process flaring and reduce methane emissions by 80%; and

 –
offsetting residual upstream emissions through large forestry projects.

Going forward, our de-carbonization strategy will be underpinned by the development of the business of power generation from renewable sources, growth at our green business lines and implementation of a number of industrial projects designed to promote the circular economy. These projects will attract some €3 billion, or 9% of the Group planned capex for the four-year period 2019 – 2022, including projects designed to reduce gas flaring and improve energy efficiency across all business lines.
The renewable power generation business will comprise an expansion plan of generation capacity fueled by photovoltaic or wind power, targeting a total installed capacity of 1.6 GW by 2022 through the execution of more than sixty projects. The green business involves the production of bio-fuels and bio-chemicals at our green refineries and chemical hubs. This business will be enhanced due to the completion of the second upgrading phase at our Venice bio-refinery and the start-up of the Gela bio-refinery which are designed to process vegetable feedstock to produce high-quality automotive fuels. The two refineries are planned to produce 1 mmtonnes per year of green-diesel by 2021, making Eni one of the top producers in Europe. The green business at our chemical subsidiary Versalis is expected to ramp up due to the integration of assets acquired in 2018. Finally, we plan to implement a number of initiatives intended to promote the circular economy, as in the case of projects to convert organic waste and plastic waste into feedstock for the production of bio-fuels and bio-chemicals. Finally, management has established a long-term ambition of accomplishing the carbon neutrality leveraging on the following lines of action: i) direct emission reduction, maximizing efficiency in operations and promoting a shift in the energy mix; ii) development of wide forestry initiatives to increase carbon offset; iii) a continuing growth in projects designed to promote the circular economy by recycling waste and by revitalizing decommissioned assets; iv) advances in R&D potentially leading to break-through technologies for example in the fields of the sequestration of CO2 and of nuclear fusion.
Significant business and portfolio developments
•
March 2019 – In Italy, Eni has sucessfully installed and started up the Inertial Sea Wawe Energy Converter (ISWEC) production unit to convert energy generated by waves into electricity.

•
March 2019 – Eni announced a new gas discovery, under evaluation, in the Nour exploration license, offshore Egypt.

•
March 2019 – Eni farmed out to Qatar Petroleum a 30% stake in the Tarfaya Area, comprising 12 exploration blocks, offshore Morocco. The agreement is subject to the authorization by the Moroccan authorities.

•
March 2019 – Eni, following the oil discovery in the Afoxé prospect in December 2018, announced a new oil discovery in the Agogo exploration prospect located in the Block 15/06, offshore Angola.

•
March 2019 – Eni farmed out to Qatar Petroleum a 25.5% participating interest in block A5-A, offshore Mozambique. The agreement is subject to the authorization by the Mozambican authorities.. Once the farm-out is completed, Eni will remain operator and its interest in the asset will decrease to 34%.

•
February 2019 – The Egyptian Authorities granted Eni two exploration blocks onshore Egypt, in the Western Desert and onshore Nile Delta: South East Siwa (Eni’s interest 100%) and West Sherbean (Eni’s interest 50%, operator; BP 50%).

•
February 2019 – Finalized the acquisition of a construction-ready solar photovoltaic project near Katherine, in the Northern Territory of the Australia, with an installed capacity of 33.7 MW. The plant will be equipped with a battery storage system and, once into operation, it will avoid around 63,000 tonnes/year of CO2 equivalent emissions.

•
January 2019 – Eni signed with Pertamina, the Indonesian state-owned energy company, two agreements to expand the relationship into green refinery and discuss collaboration opportunities in low carbon products and renewable energies development, in particular in waste transformation processes and biomass valorization processes.

•
January 2019 – Agreement with Abu Dhabi National Oil Company (“ADNOC”) for the acquisition of a 20% interest in the ADNOC Refining company, which owns the refining complexes of Ruwais and Abu Dhabi, with an overall capacity of more than 900 kbbl/d. The total consideration of the deal amounts to $3.3 billion, net of acquired debt and possible price adjustments at the closing date. Additionally, the agreement includes the creation of a joint venture engaged in trading activities, participated by Eni with a 20% interest.

•
January 2019 – Eni started a new production well in the Vandumbu field in Block 15/06, offshore Angola, where production commenced in December 2018. The ramp-up is expected to be completed in 2019.

•
January 2019 – Vår Energi, the newly constituted entity jointly controlled by Eni and HitecVision, in the Norwegian upstream sector, was awarded thirteen exploration licenses. The company will be operator of 4 licenses and partner of 9 licenses. In 2018 Eni finalized the business combination between Eni Norge and Point Resources, fully controlled by Eni and HitecVision respectively, leading to the creation of Vår Energi, an equity-accounted joint venture (Eni’s interest 69.6%) that will develop the activities of the two partners in Norway targeting a production plateau of 250 kboe/d in 2023.

•
January 2019 – Eni was awarded seven exploration licenses in onshore/offshore areas in the Middle East: two licenses in Abu Dhabi, one in Oman, one in the Kingdom of Bahrain and three in the Sharjah Emirate.

•
December 2018 – Signed a preliminary agreement to acquire a 70% interest and the operatorship of the Oooguruk oil field, in Alaska. Eni already owns the remaining 30% interest. The agreement has been finalized in 2019.

•
December 2018 – Significant progress was made towards the final investment decision (FID) of the first phase of the Rovuma LNG project, which contemplates the construction of two LNG trains, each with a capacity of 7.6 mmtonnes/y and obtaining the project financing. After the submission and reviewing of the development plan (PoD) of the project from the authorities, the co-venturers of Area 4 secured long-term agreements for the purchase of LNG volumes. The final investment decision is expected in 2019 and the production is expected to commence in 2024.

•
December 2018 – Started up at the Gela site, in Sicily, a pilot plant for recycling and transforming the organic fraction of solid waste produced by households and civil buildings into bio-oil, through proprietary waste to-fuel technology.

•
December 2018 – Announced the Merakes East Gas discovery, offshore Indonesia.

•
December 2018 – Made the final investment decision at the Merakes Gas Development Project in Indonesia following the approval received by the Minister of Energy of Indonesia. The PoD will leverage the expected synergies with the existing infrastructures of the close Jangkrik gas field producing through a FPU.

•
December 2018 – Signed an agreement with Qatar Petroleum for the divestment of a 35% interest in Area 1 discoveries, offshore Mexico, while retaining the operatorship. The agreement is subject to the authorization by the Mexican authorities. The FID project was made at the same time. The start of the pilot project is expected in 2019.

•
December 2018 – Farmed out of part of Eni’s interest in the Nour license in Egypt to BP (25%) and Mubadala (20%). Eni will retain a 40% interest and the asset operatorship.

•
In 2018 Eni, as part of its commitment in circular economy, launched a number of partnerships with some Italian municipalities, Vatican City and multi-utility companies operating in waste treatment and local public transport (in Taranto, Turin, Venice, Rome and in some municipalities of Emilia Romagna) for the exploitation of civil waste and organic raw materials by using them as feedstock to produce energy resources such as biofuels.

•
November 2018 – Completed the construction of a photovoltaic plant with a capacity of 10 MW (Eni’s share 5 MW), close to the oil field Bir Rebaa Northin Algeria, jointly operated by Sonatrach and Eni.

•
November 2018 – Awarded by the Abu Dhabi National Oil Company (ADNOC) a 25% interest in the Ghasha concession, a large offshore gas project. Eni will retain the technical leadership with expected start-up by the end of 2022 and a projected production plateau at 1.5 bcf/d.

•
November 2018 – Versalis and Mazrui Energy Service signed an agreement to establish a joint venture for the commercialization of innovative chemicals for the Oil & Gas industry in the Middle East.

•
November 2018 – Eni and Sonangol signed an amendment of Block 15/06 Production Sharing Contract which defined a new block extension.

•
November 2018 – Eni and Lukoil signed a farm-out agreement for the transfer of participating interests in three exploration licenses in Mexico’s shallow waters. Eni will give Lukoil a 20% stake in the Production Sharing Contracts (PSC) in both Area 10 and Area 14, and will acquire a 40% stake in Lukoil’s PSC for Area 12. The agreement is subject to the approval by the Mexican authorities.

•
November 2018 – Finalized the acquisition of the Italian Mossi & Ghisolfi Group, engaged in the field of bio-chemicals. The acquired operation includes assets and resources related to development activities, industrialization, licensing of technologies and bio-chemical processes based on the use of renewable resources, especially biomass.

•
October 2018 – Eni, Sonatrach and Total signed two agreements which include an exclusive partnership for offshore exploration in Algeria in a virtually unexplored geological province.

•
October 2018 – Eni and Sonatrach signed an agreement that will see Eni take a 49% stake in three oil concessions in the onshore North Berkine basin, located in the Algerian desert. Production is expected to start by the end of 2020.

•
October 2018 – Eni announced a new oil discovery in the western Barents Sea within license PL 532 in Norway.

•
October 2018 – Eni, BP and NOC signed an agreement to resume exploration in Libya. The aim for Eni is to obtain a 42.5% participating interest and the assignment of the operatorship in two onshore and one offshore contractual areas in Libya.

•
October 2018 – Eni announced the successful drilling of Cape Vulture appraisal well in the license PL128/PL128D in the Norwegian Sea.

•
September 2018 – Eni and GE Renewable Energy signed an agreement for the supply of onshore wind turbines for the Eni-operated Badamsha wind farm project in Kazakhstan, with a target capacity of 50 MW. The FID of the Badamsha project was made in June 2018. The commercial operation date and the connection to the grid is expected by the end of 2019.

•
September 2018 – Started up a new elastomer plant in Ferrara, mainly supplying specialties to the automotive industry;

•
September 2018 – Eni reached 2.1 bcf/d production target at Zohr field, with the start-up of the fifth treatment unit, in just few months since the first gas (December 2017), the second and third production (April 2018 and May 2018, respectively) and one year before the schedule of the PoD. Expected to reach the production plateau (2.7 bcf/d) in 2019.

•
August 2018 – Gas discovery in Egypt at the East Obayed concession, in the Egyptian Western Desert in proximity of producing assets.

•
August 2018 – Eni acquired 124 licenses onshore in the Eastern North Slope of Alaska.

•
August 2018 – Approved a ten-year extension of the Nile Delta Concession Agreement and a five-year extension of the Ras Qattara Concession Agreement in Egypt.

•
August 2018 – Eni was awarded the Nour exploration license in the gas-rich area of the East Nile Delta Basin in the Egyptian territorial waters of the Mediterranean Sea.

•
August 2018 – Approved the PoD for the discoveries of Amoca, Miztón and Tecoalli, located in Area 1 (Eni 100%), in Mexico. Early production phase planned in 2019 and full field production will start in 2021.

•
July 2018 – Announced another oil discovery in the South West Meleiha license, in the Egyptian Western Desert.

•
July 2018 – Started production at the Bahr Essalam Phase 2 project, offshore in Libya.

•
July 2018 – Eni started gas production from OCTP Project, deep offshore Ghana. The field will provide 180 mmscf/d for at least 15 years.

•
June 2018 – Eni announced a new oil discovery in Block 15/06, in the Kalimba exploration prospect, in Angola’s deep offshore.

•
June 2018 – Eni divested to INA its upstream activities offshore Croatia. The transaction closed by year end.

•
June 2018 – Eni finalized the divestment of a 10% stake in the Shorouk concession, offshore Egypt, to Mubadala Petroleum. Expected production plateau of 2.7 bcf/d by the end of 2019 (Eni’s interest 50%, Rosneft 30%, BP 10% and Mubadala Petroleum 10%).

•
May 2018 – Eni announced an oil discovery in the South West Meleiha license, in the Egyptian Western Desert.

•
May 2018 – Eni was awarded a 100% participating interest in the East Ganal Exploration Block in the Kutei Basin in Indonesia.

•
April 2018 – Eni and Sonatrach signed agreements to extend their long-dated partnership and to continue their collaboration in the R&D sector. The key feature of the deal was the launch of a large exploration and development program in the Berkine basin.

•
March 2018 – Eni was awarded an Exploration & Production license in the Block 28 located in the Cuenca Salina Basin, offshore Mexico, with its partner Lukoil (Eni’s interest 75%).

•
March 2018 – Eni and Sonangol started oil production at the Ochigufu project, in Block 15/06 in Angola deep offshore. In May, the production ramp-up at the field was completed, allowing the operated production from the Block to stabilize around 150,000 barrels/d and in line with the goal of adding 54,000 barrels/d to the block’s production by 2019. The field added 25 KBBL to Eni’s current production levels.

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

•
March 2018 – Eni signed agreements with Commonwealth Fusion Systems LLC (CFS) and the Massachusetts Institute of Technology to acquire an equity stake in CFS for the industrial development of the fusion power generation technology. Eni will support CFS to develop the first commercial power plant producing energy by fusion, a safe, sustainable, virtually inexhaustible source without any emission of pollutants and greenhouse gases. Eni acquired a significant share in the company with an initial investment of  $50 million.

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

•
February 2018 – Eni signed two Exploration and Production Agreements (EPA) with the Republic of Lebanon covering Blocks 4 and 9, in the deep waters. Eni will retain a 40% interest in both blocks.

•
February 2018 – Exploration activities yielded positive results with the Calypso 1 gas discovery in Block 6 (Eni operator with a 50% interest), offshore Cyprus.

•
February 2018 – Eni and its partner Qatar Petroleum were awarded rights to Block 24 located in in the deep waters of the Cuenca Salina Basin in Mexico. Eni will retain the operatorship with a 65% working interest.

•
January 2018 – A licensing agreement was signed with Sinopec, a big refining company, for the use of the Eni Slurry proprietary conversion Technology (EST). Eni will provide Sinopec with the basic engineering project related to the construction of a refining plant based on the EST that is able to fully transform refining residues into high-quality light products.

BUSINESS OVERVIEW
Exploration & Production
Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as LNG operations, in 43 countries, including Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, the United States, Kazakhstan, Algeria, Australia, Iraq, Indonesia, Ghana, Mozambique, Oman and the United Arab Emirates. In 2018, Eni average daily production amounted to 1,732 KBOE/d on an available-for-sale basis. As of December 31, 2018, Eni’s total proved reserves amounted to 7,153 mmBOE; proved reserves of subsidiaries totaled 6,356 mmBOE; Eni’s share of reserves of equity-accounted entities was 797 mmBOE.
“Eni’s strategy and short-to-medium term targets in its Exploration & Production segment are disclosed in Item 5 – Management’s expectations of operations.”
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
Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right. Proved reserves to which Eni is entitled under PSAs are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (Cost Oil) and recognize the Profit Oil set contractually (Profit Oil). A similar scheme applies to service contracts.
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

Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which stated that those guidelines comply with the SEC rules1. D&M has also stated that the Company guidelines provide reasonable interpretation of facts and circumstances in line with generally accepted practices in the industry whenever SEC rules may be less precise. When participating in exploration and production activities operated by other entities, Eni estimates its share of proved reserves on the basis of the above guidelines.
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
The head of the Reserves Department attended the “Università degli Studi di Milano” and received a Master of Science degree in Physics in 1988. He has more than 30 years of experience in the oil&gas industry and more than 20 years of experience in evaluating reserves.
Staff involved in the reserves evaluation process fulfils the professional qualifications requested by the role and complies with the required level of independence, objectivity and confidentiality in accordance with professional ethics. Reserves Evaluators qualifications comply with international standards defined by the Society of Petroleum Engineers.
Reserves independent evaluation
Eni has its proved reserves audited on a rotational basis by independent oil engineering companies2. The description of qualifications of the persons primarily responsible for the reserves audit is included in the third-party audit report3. In the preparation of their reports, independent evaluators rely upon information furnished by Eni, without independent verification, with respect to property interests, production, current costs of operations and development, sales agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies, technical analysis relevant to field performance, development plans, future capital and operating costs.
In order to calculate the net present value of Eni’s equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements and other pertinent information are provided by Eni to third-party evaluators. In 2018, Ryder Scott Company, DeGolyer and MacNaughton and Societé Generale de Surveillance (SGS) provided an independent evaluation of approximately 26% of Eni’s total proved reserves at December 31, 20184, confirming, as in previous years, the reasonableness of Eni internal evaluation5.
In the 2016-2018 three-year period, 95% of Eni total proved reserves were subject to an independent evaluation. As at December 31, 2018, the M’Boundi field in Congo was the main Eni property, which did not undergo an independent evaluation in the last three years.

1
See “Item 19 – Exhibits” in the Annual Report on Form 20-F 2009.

2
From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott. In 2018, the SGS company also provided an independent certification.

3
See “Item 19 – Exhibits”.

4
Includes Eni’s share of proved reserves of equity-accounted entities.

5
See “Item 19 – Exhibits”.

Summary of proved oil and gas reserves
The tables below provide a summary of proved oil and gas reserves of the Group companies and its equity-accounted entities by geographic area for the three years ended December 31, 2018, 2017 and 2016.
HYDROCARBONS (mmBOE)	Italy	Rest of Europe	North Africa	Egypt	Sub- Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves
Consolidated subsidiaries1
Dec. 31, 2018	428	106	1,022	1,246	1,361	1,066	700	302	125	6,356
developed	336	99	582	764	895	925	403	170	87	4,261
undeveloped	92	7	440	482	466	141	297	132	38	2,095
Dec. 31, 2017	422	525	1,052	1,078	1,436	1,150	427	203	137	6,430
developed	350	360	532	463	856	891	238	176	101	3,967
undeveloped	72	165	520	615	580	259	189	27	36	2,463
Dec. 31, 2016	354	426	1,139	1,293	1,317	1,221	491	227	145	6,613
developed	287	374	605	352	809	966	175	205	111	3,884
undeveloped	67	52	534	941	508	255	316	22	34	2,729
Equity-accounted entities2
Dec. 31, 2018		363	14		68			352		797
developed		205	14		17			347		583
undeveloped		158			51			5		214
Dec. 31, 2017			14		75		1	470		560
developed			14		20		1	359		394
undeveloped					55			111		166
Dec. 31, 2016			14		82		2	779		877
developed			14		26		2	349		391
undeveloped					56			430		486
Consolidated subsidiaries and equity accounted entities
Dec. 31, 2018	428	469	1,036	1,246	1,429	1,066	700	654	125	7,153
developed	336	304	596	764	912	925	403	517	87	4,844
undeveloped	92	165	440	482	517	141	297	137	38	2,309
Dec. 31, 2017	422	525	1,066	1,078	1,511	1,150	428	673	137	6,990
developed	350	360	546	463	876	891	239	535	101	4,361
undeveloped	72	165	520	615	635	259	189	138	36	2,629
Dec. 31, 2016	354	426	1,153	1,293	1,399	1,221	493	1,006	145	7,490
developed	287	374	619	352	835	966	177	554	111	4,275
undeveloped	67	52	534	941	564	255	316	452	34	3,215

(1)
Include Eni’s share of reserves held by a joint-operation in Mozambique which is proportionally consolidated in the Group consolidated financial statements in accordance to IFRS.

(2)
Reserves volumes of the Rest of Europe area, in 2018, are affected by the merger agreement that provided for the sale of the reserves of the former subsidiary Eni Norge as part of the business combination with Point Resources and the acquisition of Eni’s share of the reserves held by the combined company Vår Energi, an equity-accounted entity participated by Eni with a 69.6% interest.

LIQUIDS (mmBBL)	Italy	Rest of Europe	North Africa	Egypt	Sub- Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves
Consolidated subsidiaries
Dec. 31, 2018	208	48	493	279	718	704	476	252	5	3,183
developed	156	44	317	153	551	587	252	143	5	2,208
undeveloped	52	4	176	126	167	117	224	109		975
Dec. 31, 2017	215	360	476	280	764	766	232	162	7	3,262
developed	169	219	306	203	546	547	81	144	5	2,220
undeveloped	46	141	170	77	218	219	151	18	2	1,042
Dec. 31, 2016	176	264	454	281	809	767	307	163	9	3,230
developed	132	228	287	205	507	556	124	143	8	2,190
undeveloped	44	36	167	76	302	211	183	20	1	1,040
Equity-accounted entities1
Dec. 31, 2018		297	11		12			37		357
developed		154	11		8			32		205
undeveloped		143			4			5		152
Dec. 31, 2017			12		12			136		160
developed			12		6			25		43
undeveloped					6			111		117
Dec. 31, 2016			13		15			140		168
developed			13		8			22		43
undeveloped					7			118		125
Consolidated subsidiaries and equity accounted entities
Dec. 31, 2018	208	345	504	279	730	704	476	289	5	3,540
developed	156	198	328	153	559	587	252	175	5	2,413
undeveloped	52	147	176	126	171	117	224	114		1,127
Dec. 31, 2017	215	360	488	280	776	766	232	298	7	3,422
developed	169	219	318	203	552	547	81	169	5	2,263
undeveloped	46	141	170	77	224	219	151	129	2	1,159
Dec. 31, 2016	176	264	467	281	824	767	307	303	9	3,398
developed	132	228	300	205	515	556	124	165	8	2,233
undeveloped	44	36	167	76	309	211	183	138	1	1,165

(1)
Reserves volumes of the Rest of Europe area, in 2018, are affected by the merger agreement that provided for the sale of the reserves of the former subsidiary Eni Norge as part of the business combination with Point Resources and the acquisition of Eni’s share of the reserves held by the combined company Vår Energi, an equity-accounted entity participated by Eni with a 69.6% interest.

NATURAL GAS (BCF)	Italy	Rest of Europe	North Africa	Egypt	Sub- Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves
Consolidated subsidiaries1
Dec. 31, 2018	1,199	320	2,890	5,275	3,506	1,989	1,217	277	651	17,324
developed	980	300	1,447	3,331	1,871	1,846	822	154	452	11,203
undeveloped	219	20	1,443	1,944	1,635	143	395	123	199	6,121
Dec. 31, 2017	1,131	896	3,145	4,351	3,660	2,108	1,065	225	709	17,290
developed	987	771	1,233	1,421	1,693	1,878	862	171	519	9,535
undeveloped	144	125	1,912	2,930	1,967	230	203	54	190	7,755
Dec. 31, 2016	977	878	3,738	5,520	2,767	2,485	1,003	353	741	18,462
developed	845	801	1,732	799	1,651	2,239	280	338	559	9,244
undeveloped	132	77	2,006	4,721	1,116	246	723	15	182	9,218
Equity-accounted entities2
Dec. 31, 2018		360	14		310			1,716		2,400
developed		276	14		57			1,716		2,063
undeveloped		84			253					337
Dec. 31, 2017			14		349			1,819		2,182
developed			14		83			1,819		1,916
undeveloped					266					266
Dec. 31, 2016			15		368		4	3,484		3,871
developed			15		104		4	1,782		1,905
undeveloped					264			1,702		1,966
Consolidated subsidiaries and equity accounted entities
Dec. 31, 2018	1,199	680	2,904	5,275	3,816	1,989	1,217	1,993	651	19,724
developed	980	576	1,461	3,331	1,928	1,846	822	1,870	452	13,266
undeveloped	219	104	1,443	1,944	1,888	143	395	123	199	6,458
Dec. 31, 2017	1,131	896	3,159	4,351	4,009	2,108	1,065	2,044	709	19,472
developed	987	771	1,247	1,421	1,776	1,878	862	1,990	519	11,451
undeveloped	144	125	1,912	2,930	2,233	230	203	54	190	8,021
Dec. 31, 2016	977	878	3,753	5,520	3,135	2,485	1,007	3,837	741	22,333
developed	845	801	1,747	799	1,755	2,239	284	2,120	559	11,149
undeveloped	132	77	2,006	4,721	1,380	246	723	1,717	182	11,184

(1)
Include Eni’s share of reserves held by a joint-operation in Mozambique which is proportionally consolidated in the Group consolidated financial statements in accordance to IFRS.

(2)
Reserves volumes of the Rest of Europe area, in 2018, are affected the merger agreement that provided for the sale of the reserves of the former subsidiary Eni Norge as part of the business combination with Point Resources and the acquisition of Eni’s share of the reserves held by the combined company Vår Energi, an equity-accounted entity participated by Eni with a 69.6% interest.

Proved reserves of natural gas liquids are immaterial to the Group operations.
Volumes of oil and natural gas applicable to long-term supply agreements with foreign governments in mineral assets where Eni is operator totaled 148 mmBOE as of December 31, 2018 (178 and 212 mmBOE as of December 31, 2017 and 2016, respectively). Said volumes are not included in reserves volumes shown in the table herein.
	Subsidiaries				Equity-accounted entities
(mmBOE)	2018	2017	2016	2018	2017	2016
Additions to proved reserves	772	969	1,254	(99)	(285)	(10)
Purchases of minerals-in-place	332	2		363
Sales of minerals-in-place	(528)	(523)		(1)
Total additions to proved reserves	576	448	1,254	263	(285)	(10)
Production for the year(a)	(650)	(631)	(616)	(26)	(32)	(28)

(a)
The difference compared to production sold of 625.0 mmBOE (608.6 mmboe in 2016 and 622.3 mmboe in 2017) reflected hydrocarbons volumes of 43.5 mmBOE consumed in operations (32.1 mmBOE in 2016 and 35.2 mmBOE in 2017), changes in inventories and other factors.

	Subsidiaries and equity-accounted entities
(%)	2018	2017	2016
Proved reserves replacement ratio of subsidiaries and equity-accounted entities, all sources	124	25	193
Proved reserves replacement ratio of subsidiaries and equity-accounted entities, organic	100	103	193
Eni’s proved reserves as of December 31, 2018 totaled 7,153 mmBOE (liquids 3,540 mmBBL; natural gas 19,724 BCF). Eni’s proved reserves reported an increase of 163 mmBOE, or 2.3%, from December 31, 2017 due to progress made in the year in exploring for and developing new reserves and property acquisitions net of property sales. Portfolio transactions entailed a net addition of 166 mmBOE and comprised: (i) the purchase of interests in the Concessions Agreements of Lower Zakum (Eni’s interest 5%) and Umm Shaif and Nasr (Eni’s interest 10%) currently producing offshore Abu Dhabi; (ii) the disposal of a 10% interest in the Zohr gas field and other minor assets in Croatia, Trinidad and Tobago and Indonesia, while the business combination between Eni Norge and Point Resources, leading to the creation of Vår Energi, an equity-accounted joint venture (Eni’s interest 69.6%) did not produced any meaningful effects as the reserves divested in connection with the loss of control over the former subsidiary Eni Norge were offset by the acquisition of Eni’s interest in the reserves of the equity-accounted combined entity. These net increases were partly offset by production of the year and the de-booking of 106 mmBOE of proved undeveloped reserves at an oil project in Venezuela driven by a deteriorated operational environment in accordance with the applicable SEC rules (for further information see Item 3 – Risk Factor).
All sources additions to proved reserves booked in 2018 were 839 mmBOE; of which 576 mmBOE came from Eni’s subsidiaries, while 263 mmBOE from Eni’s equity-accounted entities, which included a negative revision due to the de-booking reserves in Venezuela as described above.
Price effects were negative, leading to a downward revision of 38 mmBOE, due to an increased Brent price used in the reserves estimation process up to 71.4 $/BBL in 2018 compared to 54.4 $/BBL in 2017. Further information about how to determine year-end amounts of proved reserves and the relevant net present value is provided in “Item 3 – Risk factors – Risks associated with the exploration and production of oil and natural gas”.
The methods (or technologies) used in the Eni’s proved reserves assessment in 2018 depend on stage of development, quality and completeness of data, and production history availability. The methods include volumetric estimates, analogies, reservoir modelling, decline curve analysis or a combination of such methods. The data considered for these analyses are obtained from a combination of reliable technologies that produce consistent and repeatable results including well or field measurements (i.e. logs, core samples, pressure information, fluid samples, production test data and performance data) and indirect measurements (i.e. seismic data). However for each reservoir assessment the most suitable combination of technologies and methods is applied providing a high degree of confidence in establishing reliable reserves estimates.
The all sources reserves replacement ratio reported by Eni’s subsidiaries and equity-accounted entities was 124% in 2018 (25% in 2017 and 193% in 2016). The organic reserves replacement ratio was 100% (103% in 2017 and 193% in 2016) which excluded sales and purchases of minerals-in-place. The de-booking of reserves at an oil project in Venezuela cut 15 percentage points from the reserves replacement ratio.
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
However, this ratio measures past performances and is not an indicator of future production because the ultimate recovery of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructures, reservoir performance, application of new technologies to improve the recovery factor as well as changes in oil&gas prices, political risks and geological and environmental risks. See “Item 3 – Risks associated with the exploration and production of oil and natural gas – Uncertainties in estimates of oil and natural gas reserves”.
The average reserves life index of Eni’s proved reserves was 10.6 years as of December 31, 2018, which included reserves of both subsidiaries and equity-accounted entities.
Eni’s subsidiaries
Eni’s subsidiaries added 576 mmBOE of proved oil and gas reserves in 2018 net of sales and purchase of minerals-in-place. This comprised 239 mmBBL of liquids and 1,838 BCF of natural gas. The breakdown of additions to proved reserves is the following: (i) extensions and discoveries were up by 169 mmBOE mainly due to the final investment decisions made for the operated projects of Area 1 in offshore Mexico, Merakes in Indonesia and Argo and Cassiopea offshore Italy; (ii) revisions of previous estimates were up by 590 mmBOE and mainly derived from progress in development activities at the Zohr and Nidoco NW projects in Egypt and at the Kashagan project in Kazakhstan; (iii) improved recovery were 13 mmBOE mainly reported in Egypt and Iraq; (iv) purchases of mineral-in-place referred to assets in United Arab Emirates as described above; and (v) sales of minerals-in-place referred to the disposal of a 10% stake in the Zohr gas field offshore in Egypt as well as the divest of certain minor assets in Croatia and Trinidad and Tobago. In addition, sales of minerals-in-place included the business combination between Eni Norge AS and Point Resources AS. The merger agreement provided for the sale of the reserves of the former subsidiary Eni Norge as part of the business combination with Point Resources and the acquisition of Eni’s share of the reserves held by the combined company Vår Energi, an equity-accounted entity participated by Eni with a 69.6% interest. Further information is provided in “Oil and gas properties, operations and acreage” in Eni’s principal oil and gas activities described in Egypt, Norway and the United Arab Emirates, respectively.
Eni’s share of equity-accounted entities
All sources additions in Eni’s share of equity-accounted entities’ proved oil and gas were 263 mmBOE in 2018 and derived mainly from: (i) revisions of previous estimates were down by 99 mmBOE due to the de-booking of 106 mmBOE in Venezuela in accordance with the applicable SEC rules; and (ii) the purchase of minerals-in-place due to the business combination in Norway described above.

Proved undeveloped reserves
Proved undeveloped reserves as of December 31, 2018 totaled 2,309 mmBOE. At year-end, proved undeveloped reserves of liquids amounted to 1,127 mmBBL, mainly concentrated in Africa and Asia. Proved undeveloped reserves of natural gas amounted to 6,458 BCF, mainly located in Africa. Proved undeveloped reserves of consolidated subsidiaries amounted to 975 mmBBL of liquids and 6,121 BCF of natural gas. The table below provide a summary of changes in total proved undeveloped reserves for 2018.
Subsidiaries and equity-accounted entities (mmBOE)	2018
Proved undeveloped reserves as of December 31, 2017	2,629
Reclassification to proved developed reserves	(777)
Extensions and discoveries	166
Revisions of previous estimates	278
Improved recovery	6
Purchases of minerals-in-place	280
Sales of minerals-in-place	(273)
Proved undeveloped reserves as of December 31, 2018	2,309

In 2018, total proved undeveloped reserves decreased by 320 mmBOE mainly due to progress made in maturing PUD to proved developed (777 mmBOE). Additions to PUD for the year included: (i) extensions and discoveries (up by 166 mmBOE) due to the final investment decision made for the Area 1 project offshore Mexico and the Merakes project in Indonesia; (ii) revisions of previous estimates (up by 278 mmBOE) mainly reported in Egypt due to the development activity of the Zohr project and included the de-booking of reserves in Venezuela as described above; (iii) improved recovery (up by 6 mmBOE) in particular in Iraq. The net effect of portfolio transactions was negligible.
During 2018, Eni matured 777 mmBOE of proved undeveloped reserves to proved developed reserves due to progress in development activities, production start-ups and project revisions. The main reclassifications to proved developed reserves related to the following fields/projects: Zohr (Egypt), Kashagan (Kazakhstan); Bahr Essalam and Wafa (Libya) and Sankofa (Ghana).
In 2018, capital expenditures amounted to approximately €6.2 billion and was made to progress the development of proved undeveloped reserves.
Reserves that remain proved undeveloped for five or more years are a result of several factors that affect the timing of the projects development and execution, such as the complex nature of the development project in adverse and remote locations, physical limitations of infrastructures or plant capacity and contractual limitations that establish production levels. The Company estimates that approximately 0.6 BBOE of proved undeveloped reserves have remained undeveloped for five years or more at the balance sheet date and decreased 0.4 BBOE from 2017 due to the progress in development activities made in Kazakhstan, Iraq and Libya as well as the de-booking of reserves in Venezuela. The proved undeveloped reserves that have remained undeveloped for five years or more at the balance sheet date mainly related to: (i) the Kashagan project in Kazakhstan (0.1 BBOE) due to the complexity of development activities which took more time than initially planned. The project PUD reserves are part of the initial development phase, the production plants and infrastructures of which have been fully commissioned and will support development of the residual project PUD (for further information see “Item 4 – Oil and gas properties, operations and acreage – Kashagan”); (ii) the Zubair field in Iraq (0.1 BBOE), where development of PUDs has been conditioned by the drilling of additional production and injection wells to be linked to the production facilities, which were already completed to achieve the full field production plateau of 700 KBBL/d; (iii) certain Libyan gas fields (0.4 BBOE) where development completion and production start-ups are planned according to the delivery obligations set forth in a long-term gas supply agreement currently in force. In order to secure fulfillment of the contractual delivery quantities, Eni will implement phased production start-up from the relevant fields, which are expected to be put in production over the next several years. (See also our discussion under the “Risk factors” section about risks associated with oil and gas development projects).

Eni remains strongly committed to put these projects into production in the coming years. The length of the development period depends on a range of external factors, such as for example the type of development, the location and physical operating environment of the field or the absence of infrastructure, considering that the majority of our projects are infrastructure-driven, and not a function of internal factors, such as an insufficient devotion of resources by Eni or a diminished commitment on the part of Eni to complete the project.
Delivery commitments
Eni, through consolidated subsidiaries and equity-accounted entities, sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Some of these contracts, mostly relating to natural gas, specify the delivery of fixed and determinable quantities.
Eni is contractually committed under existing contracts or agreements to deliver in the next three years mainly natural gas to third parties for a total of approximately 536 mmBOE from producing assets located mainly in Algeria, Australia, Egypt, Ghana, Indonesia, Libya, Nigeria, Norway and Venezuela.
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
Eni has met all contractual delivery commitments as of December 31, 2018.
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
In 2018, oil and natural gas production available for sale averaged 1,732 KBOE/d (1,719 KBOE/d in 2017) and increased by approximately 1% from 2017, mainly due to the ramp-ups at fields started up in 2017 mainly in Egypt, Indonesia, Angola, Congo and Ghana, new project start-ups in 2018, higher production at the Kashagan field, Goliat field in Norway and Val d’Agri in Italy, as well as the acquisition of the two Concession Agreements Lower Zakum (5%) and Umm Shaif/Nasr (10%) producing offshore in the United Arab Emirates. These positives were partly offset by negative price effects at PSAs contracts, lower-than-expected produced gas volumes due to the impact of exogenous factors in certain countries, the decline of mature fields as well as certain one-off events (termination of the Intisar contract in Libya and unplanned shutdowns). New field start-ups and ramp-ups of production added an estimated more than 300 KBOE/d of new production.
Liquids production (884 KBBL/d) increased by 32 KBBL/d, or approximately 4% from the full year of 2017. Ramp-ups of the year and the acquisition of two producing concessions in the United Arab Emirates were partly offset by price effect and mature fields decline.
Natural gas production (4,630 mmCF/d) decreased by 104 mmCF/d, or approximately 2% compared to the full year of 2017. Production ramp-ups and start-ups were offset by factors out of management control, particularly a lower-than-expected gas demand in certain geographies.
Sales volumes of oil and gas production sold were 625 mmBOE. The 7 mmBOE difference over production on available-for-sale basis (632 mmBOE in 2018) reflected mainly changes in inventory and other factors. Approximately 70% of liquids production sold (320 mmBBL) was destined to Eni’s mid-downstream sectors. About 20% of natural gas production sold (1,665 BCF) was destined to Eni’s Gas & Power segment.

The tables below provide Eni subsidiaries and its equity-accounted entities’ production (annual volumes and daily averages), by final product marketed of liquids and natural gas by country and geographical area of each of the last three fiscal years.
Average daily production available for sale(a)
	2018			2017			2016
	Liquids (KBBL/d)	Natural gas (mmCF/d)	Hydrocarbons (KBOE/d)	Liquids (KBBL/d)	Natural gas (mmCF/d)	Hydrocarbons (KBOE/d)	Liquids (KBBL/d)	Natural gas (mmCF/d)	Hydrocarbons (KBOE/d)
Eni consolidated subsidiaries
Italy	60	386	130	53	402	127	47	436	127
Rest of Europe	113	410	188	102	443	183	109	468	195
Croatia		10	2		16	3		24	4
Norway	89	225	131	81	250	126	86	244	131
United Kingdom	24	175	55	21	177	54	23	200	60
North Africa	154	1,188	372	158	1,632	457	165	1,486	438
Algeria	65	35	72	68	35	75	77	44	85
Libya	86	1,141	295	87	1,585	377	84	1,429	346
Tunisia	3	12	5	3	12	5	4	13	7
Egypt	77	1,147	287	72	784	216	76	514	170
Sub-Saharan Africa	244	346	308	247	328	305	247	353	312
Angola	111		111	119		119	108		108
Congo	65	104	84	63	68	74	71	112	92
Ghana	15	9	17	8		8
Nigeria	53	233	96	57	260	104	68	241	112
Kazakhstan	91	228	133	83	231	126	65	234	107
Rest of Asia	77	412	152	53	282	105	78	199	115
China	1		1	2		2	2		2
Indonesia	3	315	60	3	161	33	3	39	10
Iraq	28		28	40		40	64		64
Pakistan		97	18		121	22		160	30
Turkmenistan	6		6	8		8	9		9
United Arab Emirates	39		39
Americas	52	108	72	63	181	96	69	243	113
Ecuador	12		12	12		12	10		10
Trinidad & Tobago		36	6		55	10		70	12
United States	40	72	54	51	126	74	59	173	91
Australia and Oceania	2	110	22	2	101	21	3	110	23
Australia	2	110	22	2	101	21	3	110	23
	870	4,335	1,664	833	4,384	1,636	859	4,043	1,600
Eni’s share of equity-accounted entities
Angola	3	75	17	3	72	17	1	16	4
Indonesia		2	1	1	9	2	1	15	4
Tunisia	3	2	3	3	2	3	3	3	3
Venezuela	8	216	47	12	267	61	14	252	60
	14	295	68	19	350	83	19	286	71
Total	884	4,630	1,732	852	4,734	1,719	878	4,329	1,671

(a)
It excludes production volumes of hydrocarbons consumed in operations. Said volumes were 119, 97 and 88 KBOE/d in 2018, 2017 and 2016, respectively.

Annual production available for sale (a)
	2018			2017			2016
	Liquids (mmBBL)	Natural gas (BCF)	Hydrocarbons (mmBOE)	Liquids (mmBBL)	Natural gas (BCF)	Hydrocarbons (mmBOE)	Liquids (mmBBL)	Natural gas (BCF)	Hydrocarbons (mmBOE)
Eni consolidated subsidiaries
Italy	22	141	48	19	147	46	17	159	47
Rest of Europe	41	150	68	37	162	67	40	171	71
Croatia		4	1		6	1		9	1
Norway	33	82	47	29	91	46	31	89	48
United Kingdom	8	64	20	8	65	20	9	73	22
North Africa	56	434	136	58	596	167	60	544	160
Algeria	24	13	26	25	13	27	28	16	31
Libya	31	417	108	32	579	138	31	523	127
Tunisia	1	4	2	1	4	2	1	5	2
Egypt	28	419	105	26	286	79	28	188	62
Sub-Saharan Africa	89	126	112	90	119	111	91	129	114
Angola	41		41	43		43	40		40
Congo	24	38	30	23	24	27	26	41	33
Ghana	5	3	6	3		3
Nigeria	19	85	35	21	95	38	25	88	41
Kazakhstan	34	83	49	30	84	46	24	86	39
Rest of Asia	28	150	55	20	103	38	28	73	42
China	1		1	1		1	1		1
Indonesia	1	115	22	1	59	11	1	14	4
Iraq	10		10	15		15	23		23
Pakistan		35	6		44	8		59	11
Turkmenistan	2		2	3		3	3		3
United Arab Emirates	14		14
Americas	19	40	26	23	66	35	25	89	42
Ecuador	4		4	4		4	4		4
Trinidad & Tobago		13	2		20	4		25	5
United States	15	27	20	19	46	27	21	64	33
Australia and Oceania	1	40	8	1	37	8	1	40	8
Australia	1	40	8	1	37	8	1	40	8
	318	1,583	607	304	1,600	597	314	1,479	585
Eni’s share of equity-accounted entities
Angola	1	27	6	1	27	6		6	2
Indonesia				1	3	1	1	6	2
Tunisia	1	1	1	1	1	1	1	1	1
Venezuela	3	79	18	4	97	22	5	92	22
	5	107	25	7	128	30	7	105	27
Total	323	1,690	632	311	1,728	627	321	1,584	612

(a)
It excludes production volumes of hydrocarbons consumed in operations. Said volumes were 43.5, 35.2 and 32.1 mmBOE in 2018, 2017 and 2016, respectively.

Volumes of oil and natural gas purchased under long-term supply contracts with foreign governments or similar entities in properties where Eni acts as producer totaled 54 KBOE/d, 55 KBOE/d and 56 KBOE/d in 2018, 2017 and 2016, respectively.
The tables below provide Eni subsidiaries and its equity-accounted entities’ average sales prices per unit of liquids and natural gas by geographical area for each of the last three fiscal years. In addition, Eni subsidiaries and its equity-accounted entities’ average production cost per unit of production are provided. With effect from January 1, 2018, with a view to conforming to customary industry practice and in accordance with the applicable SEC rules, Eni has changed the method for calculating the average production cost per barrel-of-oil equivalent. Average production costs no longer include the following items which have previously been included: (i) Royalties and other production taxes; and (ii) Transportation costs relating to the export of the saleable volumes of oil and gas produced, other than the costs incurred to deliver hydrocarbons to a main pipeline, a common carrier, a refinery or a maritime terminal, when unusual physical or operational circumstances exist. A full reconciliation between recomputed average production costs and originally-published amounts by geographic area in 2016 e 2017 is disclosed in the following tables.
Average sales prices and production costs per unit of production
($)	Italy	Rest of Europe	North Africa	Egypt	Sub- Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2016
Consolidated subsidiaries
Oil and condensates, per BBL	33.19	39.97	42.37	33.05	41.92	39.61	36.89	34.86	37.96	39.33
Natural gas, per KCF	4.93	4.49	3.10	3.82	1.41	0.34	3.50	1.94	3.60	3.20
Average production cost, per BOE	7.31	6.77	2.79	6.11	8.99	4.98	5.61	7.00	6.44	5.90
Equity-accounted entities
Oil and condensates, per BBL			17.93				34.95	32.39		30.85
Natural gas, per KCF			1.85				5.92	4.17		4.25
Average production cost, per BOE			5.78				8.19	2.58		2.89
2017
Consolidated subsidiaries
Oil and condensates, per BBL	46.51	47.81	52.68	46.06	53.66	50.62	48.94	44.24	49.36	50.33
Natural gas, per KCF	6.45	5.81	2.96	4.19	1.87	0.58	3.75	2.35	4.05	3.62
Average production cost, per BOE	8.12	8.85	3.08	4.35	9.64	6.68	5.96	8.36	7.11	6.33
Equity-accounted entities
Oil and condensates, per BBL			17.95		38.34		44.43	41.49		38.65
Natural gas, per KCF			2.63		7.34		6.06	4.19		4.64
Average production cost, per BOE			5.94		3.45		11.64	1.99		2.71
2018
Consolidated subsidiaries
Oil and condensates, per BBL	61.58	64.51	65.95	62.97	68.76	66.78	68.35	57.22	68.72	65.79
Natural gas, per KCF	8.37	7.99	4.97	4.85	2.38	0.77	6.11	2.38	4.80	5.17
Average production cost, per BOE	9.97	8.39	3.16	3.87	10.25	6.53	4.68	10.56	7.09	6.50
Equity-accounted entities
Oil and condensates, per BBL			17.92		39.48		49.86	54.86		45.19
Natural gas, per KCF			3.58		9.50		9.32	4.28		5.59
Average production cost, per BOE			6.84		6.53		11.03	2.47		3.76

Full reconciliation between recomputed average production costs and originally-published data
($)	Italy	Rest of Europe	North Africa	Egypt	Sub- Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2017
Consolidated subsidiaries
Average production cost, per BOE (as published)	11.43	11.62	4.76	4.51	13.34	9.78	6.39	10.10	7.77	8.45
less: – Royalties	(3.19)		(1.35)		(3.35)		(0.31)		(0.66)	(1.28)
– Transportation costs	(0.12)	(2.77)	(0.33)	(0.16)	(0.35)	(3.10)	(0.12)	(1.74)		(0.84)
Average production cost, per BOE (as recomputed)	8.12	8.85	3.08	4.35	9.64	6.68	5.96	8.36	7.11	6.33
Equity-accounted entities
Average production cost, per BOE (as published)			10.30		8.05		11.64	9.52		9.31
less: – Royalties			(2.18)		(1.45)			(7.48)		(5.82)
– Transportation costs			(2.18)		(3.15)			(0.05)		(0.78)
Average production cost, per BOE (as recomputed)			5.94		3.45		11.64	1.99		2.71
($)	Italy	Rest of Europe	North Africa	Egypt	Sub- Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2016
Consolidated subsidiaries
Average production cost, per BOE (as published)	9.69	9.31	4.33	6.34	12.09	7.58	6.14	8.70	7.08	7.79
less: – Royalties	(2.28)		(1.21)		(2.73)		(0.45)		(0.64)	(1.09)
– Transportation costs	(0.10)	(2.54)	(0.33)	(0.23)	(0.37)	(2.60)	(0.08)	(1.70)		(0.80)
Average production cost, per BOE (as recomputed)	7.31	6.77	2.79	6.11	8.99	4.98	5.61	7.00	6.44	5.90
Equity-accounted entities
Average production cost, per BOE (as published)			9.74				8.19	8.81		8.34
less: – Royalties			(2.38)					(6.08)		(5.24)
– Transportation costs			(1.58)					(0.15)		(0.21)
Average production cost, per BOE (as recomputed)			5.78				8.19	2.58		2.89
Development well activity
In 2018, a total of 209 development wells were drilled (80.2 of which represented Eni’s share) as compared to 178 development wells drilled in 2017 (90.7 of which represented Eni’s share) and 296 development wells drilled in 2016 (118.7 of which represented Eni’s share).
The drilling of 38 development wells (10.6 of which represented Eni’s share) is currently underway.
The table below summarizes the number of the Company’s net interest in productive and dry development wells completed in each of the past three years and the status of the Company’s development wells in the process of being drilled as of December 31, 2018. A dry well is one found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
	Net wells completed						Wells in progress at 31 Dec.
	2018		2017		2016		2018
(units)	Productive	Dry	Productive	Dry	Productive	Dry	Gross	Net
Italy	3.0		2.6		4.0
Rest of Europe	2.8	0.3	2.7	0.2	5.6		16.0	1.3
North Africa	9.6	0.5	5.1		6.2	0.7	3.0	1.4
Egypt	30.7		49.7	2.3	32.4	0.5	5.0	2.1
Sub-Saharan Africa	7.3	0.1	8.6		21.2	0.2	6.0	2.5
Kazakhstan	0.9		1.2		4.6		1.0	0.3
Rest of Asia	21.9		15.0	0.2	31.6	0.5	7.0	3.0
Americas	2.3		3.1		9.9	1.3
Australia and Oceania	0.8
Total including equity-accounted entities	79.3	0.9	88.0	2.7	115.5	3.2	38.0	10.6

Exploration well activity
In 2018, a total of 24 new exploratory wells were drilled (15.6 of which represented Eni’s share), as compared to 25 exploratory wells drilled in 2017 (15.9 of which represented Eni’s share) and 16 exploratory wells drilled in 2016 (10.2 of which represented Eni’s share).
The overall commercial success rate was 62% (66% net to Eni) as compared to 60% (52% net to Eni) and 50% (50% net to Eni) in 2017 and 2016, respectively.
The following table summarizes the Company’s net interests in productive and dry exploratory wells completed in each of the last three fiscal years and the number of exploratory wells in the process of being drilled and evaluated as of December 31, 2018. A dry well is one found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
	Net wells completed						Wells in progress at Dec. 31(1)
	2018		2017		2016		2018
(units)	Productive	Dry	Productive	Dry	Productive	Dry	Gross	Net
Italy	1.8					1.0	1.0	0.5
Rest of Europe		0.5	1.2	1.3	0.1	0.4	12.0	3.5
North Africa		0.5	0.5		0.5	1.0	8.0	7.0
Egypt	1.7	1.5	2.5	5.4	5.5	0.8	11.0	8.9
Sub-Saharan Africa	0.4		2.9	0.3	0.1	1.1	31.0	15.1
Kazakhstan							6.0	1.0
Rest of Asia	2.2	2.6				0.9	8.0	2.5
Americas	4.0		0.5			1.0	2.0	1.5
Australia and Oceania							1.0	0.3
Total including equity-accounted entities	10.1	5.1	7.6	7.0	6.2	6.2	80.0	40.3

(1)
Includes temporary suspended wells pending further evaluation.

Oil and gas properties, operations and acreage
In 2018, Eni performed its operations in 43 countries located in five continents. As of December 31, 2018, Eni’s mineral right portfolio consisted of 902 exclusive or shared rights of exploration and development activities for a total acreage of 406,505 square kilometers net to Eni (414,918 square kilometers net to Eni as of December 31, 2017). Developed acreage was 28,386 square kilometers and undeveloped acreage was 378,119 square kilometers net to Eni.
In 2018, main changes derived from: (i) new leases mainly in the United Arab Emirates, Indonesia, Lebanon, Morocco, Mexico, Norway and the United States for a total acreage of approximately 31,000 square kilometers; (ii) the total relinquishment of licenses mainly in Australia, China, Egypt, Indonesia, Morocco, Pakistan, Russia, the United Kingdom and Ukraine covering an acreage of approximately 35,000 square kilometers; (iii) interest increase mainly in Angola and Ireland for a total acreage of approximately 2,000 square kilometers; (iv) partial relinquishment in Cyprus, Gabon and Indonesia or interest reduction mainly in Egypt, Norway and Pakistan for approximately 6,400 square kilometers.
In October 2018, Eni submitted to the relevant Authorities of Portugal the documentation required for voluntary release of exploration concessions, with effective date as of January 31, 2019.

The table below provides certain information about the Company’s oil&gas properties. It provides the total gross and net developed and undeveloped oil and natural gas acreage in which the Group and its equity-accounted entities had interest as of December 31, 2018. A gross acreage is one in which Eni owns a working interest.
	December 31, 2017	December 31, 2018
	Total net acreage (a)	Number of interests	Gross developed acreage (a) (b)	Gross undeveloped acreage (a)	Total gross acreage (a)	Net developed acreage (a) (b)	Net undeveloped acreage (a)	Total net acreage (a)
EUROPE	51,206	317	13,757	58,376	72,133	9,409	36,923	46,332
Italy	16,380	140	9,962	8,871	18,833	8,303	6,684	14,987
Rest of Europe	34,826	177	3,795	49,505	53,300	1,106	30,239	31,345
Cyprus	17,967	6		22,790	22,790		17,111	17,111
Croatia	987
Greenland	1,909	2		4,890	4,890		1,909	1,909
Montenegro	614	1		1,228	1,228		614	614
Norway	2,117	106	2,886	9,630	12,516	492	2,136	2,628
Portugal	3,182	3		4,547	4,547		3,182	3,182
United Kingdom	5,805	57	909	3,719	4,628	614	3,404	4,018
Other Countries	2,245	2		2,701	2,701		1,883	1,883
AFRICA	161,981	261	46,263	258,232	304,495	11,844	153,855	165,699
North Africa	25,797	64	8,846	48,760	57,606	3,640	30,292	33,932
Algeria	1,141	42	3,283	187	3,470	1,124	31	1,155
Libya	13,294	11	1,963	24,673	26,636	958	12,336	13,294
Morocco	9,804	1		23,900	23,900		17,925	17,925
Tunisia	1,558	10	3,600		3,600	1,558		1,558
Egypt	9,192	53	5,423	10,480	15,903	2,018	3,230	5,248
Sub-Saharan Africa	126,992	144	31,994	198,992	230,986	6,186	120,333	126,519
Angola	4,367	58	8,200	13,241	21,441	1,064	4,239	5,303
Congo	1,471	25	1,430	1,320	2,750	843	628	1,471
Gabon	5,283	4		4,107	4,107		4,107	4,107
Ghana	579	3	226	1,127	1,353	100	479	579
Ivory Coast	2,905	3		4,010	4,010		2,905	2,905
Kenya	43,948	6		50,677	50,677		43,948	43,948
Liberia	585
Mozambique	978	6		3,911	3,911		978	978
Nigeria	7,370	34	22,138	8,631	30,769	4,179	3,543	7,722
South Africa	26,202	1		65,505	65,505		26,202	26,202
Other Countries	33,304	4		46,463	46,463		33,304	33,304
ASIA	184,029	61	13,024	285,289	298,313	3,368	178,046	181,414
Kazakhstan	1,543	7	2,391	3,890	6,281	442	1,101	1,543
Rest of Asia	182,486	54	10,633	281,399	292,032	2,926	176,945	179,871
China	7,154	7	77	5,215	5,292	13	5,215	5,228
India	5,244	1		13,110	13,110		5,244	5,244
Indonesia	22,889	13	2,943	27,230	30,173	1,198	22,571	23,769
Iraq	446	1	1,074		1,074	446		446
Lebanon		2		3,653			1,461
Myanmar	13,558	4		24,080	24,080		13,558	13,558
Oman	77,146	1		90,760	90,760		77,146	77,146
Pakistan	7,401	12	3,390	11,486	14,876	872	4,914	5,786
Russia	20,862	2		53,930	53,930		17,975	17,975
Timor Leste	1,230	1		1,538	1,538		1,230	1,230
Turkmenistan	180	1	200		200	180		180
United Arab Emirates		3	2,949	5,020	7,969	217	1,255	1,472
Vietnam	23,132	5		30,777	30,777		23,132	23,132
Other Countries	3,244	1		14,600	14,600		3,244	3,244
AMERICAS	6,641	252	4,419	12,543	16,962	3,056	6,247	9,303
Ecuador	1,985	1	1,985		1,985	1,985		1,985
Mexico	1,146	8		4,387	4,387		3,000	3,000
Trinidad & Tobago	66
United States	1,052	230	1,173	1,949	3,122	574	1,617	2,191
Venezuela	1,066	6	1,261	1,543	2,804	497	569	1,066
Other Countries	1,326	7		4,664	4,664		1,061	1,061
AUSTRALIA AND OCEANIA	11,061	11	1,140	4,611	5,751	709	3,048	3,757
Australia	11,061	11	1,140	4,611	5,751	709	3,048	3,757
Total	414,918	902	78,603	619,051	697,654	28,386	378,119	406,505

(a)
Square kilometers.

(b)
Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

The table below sets forth, as of December 31, 2018 and by main producing countries in each geographic area, Eni’s producing assets, the year in which Eni’s activities started, the Eni’s participating interest in each assets and whether Eni is operator of the asset.

ITALY	(1926)	Operated	Adriatic and Ionian Sea: Barbara (100%), Cervia/Arianna (100%), Annamaria (100%), Clara NW (51%), Luna (100%), Angela (100%), Hera Lacinia (100%) and Bonaccia (100%)
			Basilicata Region: Val d’Agri (60.77%)
			Sicily Region: Gela (100%), Tresauro (45%), Giaurone (100%), Fiumetto (100%), Prezioso (100%) and Bronte (100%)
REST OF EUROPE
Norway (a)	(1965)	Operated	Goliat (45.24%), Marulk (13.92%), Balder & Ringhorne (69.6%) and Ringhorne East (53.85%)
		Non-operated	Åsgard (10.31%), Kristin (5.74%), Heidrun (3.60%), Mikkel (10.37%), Tyrihans (4.32%), Morvin (20.88%), Great Ekofisk Area (8.62%), Boyla (13.92%), Brage (8.53%) and Snorre (0.7%)
United Kingdom	(1964)	Operated	Liverpool Bay (100%) and Hewett Area (89.3%)
		Non-operated	Elgin/Franklin (21.87%), Glenelg (8%), J Block (33%), Jasmine (33%) and Jade (7%)
NORTH AFRICA
Algeria (b)	(1981)	Operated	Blocks 403a/d (from 65% to 100%), Block ROM North (35%), Blocks 401a/402a (55%), Block 403 (50%) and Block 405b (75%)
		Non-operated	Block 404 (12.25%) and Block 208 (12.25%)
Libya (b)	(1959)	Non-operated	Onshore contract areas: Area A (former concession 82 – 50%), Area B (former concession 100/Bu-Attifel and Block NC 125 – 50%), Area E (El Feel – 33.3%), Area F (Block 118 – 50%) and Area D (Block NC 169 – 50%)
			Offshore contract areas: Area C (Bouri – 50%) and Area D (Block NC 41 – 50%)
Tunisia	(1961)	Operated	Maamoura (49%), Baraka (49%), Adam (25%), Oued Zar (50%), Djebel Grouz (50%), MLD (50%) and El Borma (50%)
EGYPT (b)(c)	(1954)	Operated	Shorouk (Zohr – 50%), Nile Delta (Abu Madi West/Nidoco – 75%), Sinai (Belayim Land, Belayim Marine and Abu Rudeis – 100%), Melehia (76%), North Port Said (Port Fouad – 100%), Temsah (Tuna, Temsah e Denise – 50%), Baltim (50%), Ras Qattara (El Faras e Zarif – 75%), West Abu Gharadig (Raml – 45%), Ashrafi (50%) and North Razzak (100%)
		Non-operated	Ras el Barr (Ha’py and Seth – 50%) and South Ghara (25%)
SUB-SAHARAN AFRICA
Angola	(1980)	Operated	Blocco 15/06 (36.84%)
		Non-operated	Block 0 (9.8%), Development Areas in the Block 3 and 3/05-A (12%), Development Areas in the Block 14 (20%), Development Area Lianzi in the Blocco 14K/A IMI (10%) and the Development Areas in the Block 15 (20%)
Congo	(1968)	Operated	Nené Marine (65%), Litchendjili (65%), Zatchi (55,25%), Loango (42,5%), Ikalou (100%), Djambala (50%), Foukanda (58%), Mwafi (58%), Kitina (52%), Awa Paloukou (90%), M’Boundi (82%), Kouakouala (74.25%), Zingali (100%) and Loufika (100%)
		Non-operated	Pointe-Noire Grand Fond (35%) and Likouala (35%)
Ghana	(2009)	Operated	Offshore Cape Three Points (44.44%)
Nigeria	(1962)	Operated	OMLs 60, 61, 62 and 63 (20%), OML 125 (100%) and OPL 245 (50%)
		Non-operated (d)	OML 118 (12.5%) and service contract OML 116
KAZAKHSTAN (b)	(1992)	Operated (e)	Karachaganak (29.25%)
		Non-operated	Kashagan (16.81%)
REST OF ASIA
Indonesia	(2001)	Operated	Jangkrik (55%)
Iraq	(2009)	Operated (f)	Zubair (41.6%)
Pakistan	(2000)	Operated	Bhit/Bhadra (40%) and Kadanwari (18.42%)
		Non-operated	Latif (33.3%), Zamzama (17.75%) and Sawan (23.7%)
Turkmenistan	(2008)	Operated	Burun (90%)
United Arab Emirates	(2018)	Non-operated	Lower Zakum (5%) and Umm Shaif and Nasr (10%)
AMERICAS
United States	(1968)	Operated	Gulf of Mexico: Allegheny (100%), Appaloosa (100%), Pegasus (85%), Longhorn (75%), Devils Towers (75%) and Triton (75%)
			Alaska: Nikaitchuq (100%)
		Non-operated	Gulf of Mexico: Europa (32%), Medusa (25%), Lucius (8,5%), K2 (13.4%), Frontrunner (37.5%) and Heidelberg (12.5%)
			Alaska: Oooguruk (30%)
			Texas: Alliance area (27.5%)
Venezuela	(1998)	Non-operated	Perla (50%), Corocoro (26%) and Junin 5 (40%)

(a)
Assets held by the Vår Energi equity-accounted entities (Eni’s interest 69.6%).

(b)
In certain extractive initiatives, Eni and the host Country agree to assign the operatorship of a given initiative to an incorporated joint venture, a so-called operating company. The operating company in its capacity as the operator is responsible of managing extractive operations. Those operating companies are not controlled by Eni.

(c)
Eni’s working interests (and not participating interests) are reported. Those include Eni’s share of costs incurred on behalf of the first party accordingly to the terms of PSAs inforce in the Country.

(d)
As partners of SPDC JV, Eni holds a 5% interest in 17 onshore blocks and in 1 conventional offshore block and with a 12.86% in 2 conventional offshore blocks.

(e)
Eni and Shell are co-operators.

(f)
Eni is leading a consortium of partners including international companies and the national oil company Missan Oil.

The table below provides the number of gross and net productive oil and natural gas wells in which the Group companies and its equity-accounted entities had an interest as of December 31, 2018. A gross well is a well in which Eni owns a working interest. The number of gross wells is the total number of wells in which Eni owns a whole or fractional working interest. The number of net wells is the sum of the whole or fractional working interests in a gross well. One or more completions in the same borehole are counted as one well. Productive wells are producing wells and wells capable of production. The total number of oil and natural gas productive wells is 8,170 (2,836.6 of which represent Eni’s share).
Productive oil and gas wells at Dec. 31, 2018(a)
(units)	Oil Wells		Natural gas Wells
	Gross	Net	Gross	Net
Italy	202.0	157.0	479.0	415.9
Rest of Europe	477.0	86.5	135.0	65.3
North Africa	592.0	242.8	116.0	63.2
Egypt	1,194.0	508.3	147.0	48.3
Sub-Saharan Africa	2,747.0	550.4	181.0	23.0
Kazakhstan	200.0	55.1
Rest of Asia	955.0	336.7	167.0	62.0
Americas	270.0	132.1	284.0	81.7
Australia and Oceania	3.0	1.2	21.0	7.1
Total including equity-accounted entities	6,640.0	2,070.1	1,530.0	766.5

(a)
Multiple completion wells included above: approximateley 1,445 (450.8 net to Eni).

Eni’s exploration and production activities are conducted in many countries and are therefore subject to a broad range of legislation and regulations. These cover virtually all aspects of exploration and production activities, including matters such as license acquisition, production rates, royalties, pricing, environmental protection, export, taxes and foreign exchange. The terms and condition of the leases, licenses and contracts under which these oil&gas interests are held vary from country to country. These leases, licenses and contracts are generally granted by or entered into with a government entity or state company and are sometimes entered into with private property owners. These contractual arrangements usually take the form of concession agreements or production sharing agreements:
- Concession contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production activity. Contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. The company holding the mining concession has an exclusive right on exploration, development and production activities, sustaining all the operational risks and costs related to the exploration and development activities, and it is entitled to the productions realized. As a compensation for mineral concessions, pays royalties on production (which may be in cash or in-kind) and taxes on oil revenues to the state in accordance with local tax legislation. Both exploration and production licenses are granted generally for a specified period of time (except for production licenses in the United States which remain in effect until production ceases): the term of Eni’s licenses and the extent to which these licenses may be renewed vary by area. Proved reserves to which Eni is entitled are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right.
In Particular, Eni’s exploration and production activities are regulated by concession contracts or a similar scheme mainly in Italy, Ghana, Mozambique, Tunisia, the United Arab Emirates, the United Kingdom, the United States, certain assets in Nigeria, Angola and Australia as well as onshore permits in Pakistan. In Norway, Eni’s activities are regulated by Production Licenses (PL). According to a PL, the holder is entitled to perform seismic surveys and drilling and production activities for a given number of years with possible extensions.

- Eni operates under Production Sharing Agreement (PSA) in several of the foreign jurisdictions mainly in African, Middle Eastern, Far Eastern countries. The mineral right is awarded to the national oil company jointly with the foreign oil company that has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract, the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment (technologies) and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “Cost Oil” is used to recover costs borne by the contractor and “Profit Oil” is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country. Pursuant to these contracts, Eni is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The Company’s share of production volumes and reserves representing the Profit Oil includes the share of hydrocarbons which corresponds to the taxes to be paid, according to the contractual agreement, by the national government on behalf of the Company. As a consequence, the Company has to recognize at the same time an increase in the taxable profit, through the increase of the revenues, and a tax expense. Proved reserves to which Eni is entitled under PSAs are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (Cost Oil) and recognize the Profit Oil set contractually (Profit Oil).
A similar scheme applies to some Service contracts.
Eni’s exploration and production activities are regulated by PSA or scheme similar in Algeria, Angola, China, Congo, Egypt, Indonesia, Libya, Mexico, certain assets in Nigeria, Kazakhstan and offshore assets in Pakistan. In addition, Eni’s activities are regulated by service contract in one block in Nigeria and in Ecuador. In Australia, the cooperation zone between Timor Leste and Australia (Joint Petroleum Development Area – JPDA) are regulated by PSAs. Development and production activities in Iraq are regulated by a technical service contract. This contractual scheme establishes an oil entitlement mechanism and an associated risk profile similar to those applicable to PSA.
Eni’s principal oil and gas properties are described below. In the discussion that follows, references to hydrocarbon production are intended to represent hydrocarbon production available for sale.
Italy
Eni’s activities in Italy are deployed in the Adriatic and Ionian Seas, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley. Eni operates 48 onshore and 62 offshore concessions as well as 11 onshore and 9 offshore exploration licenses. In 2018, Italy accounted for 7% of Eni’s total worldwide production of oil and natural gas.
Eni’s domestic production in 2018 was accounted for 40% in the Adriatic and Ionian Seas, 46% in the Central Southern Apennines and 9% in Sicily.
Development activities in 2018 mainly concerned: (i) maintenance and production optimization, mainly at the offshore fields; and (ii) the progress in development activities at the Argo and Cassiopea operated project (Eni’s interest 60%).
In Italy, a new law has been enacted effective February 12, 2019, which requires certain Italian administrative bodies to adopt within eighteen months a plan indented to identify areas that are suitable for carrying out oil and gas activities. See “Risk Factors – Oil and gas activity may be subject to increasingly high levels of regulations throughout the world, which may impact our extraction activities and the recoverability of reserves”. Management is not currently in the position to make a reliable and fair estimation of future impacts of the new law provisions on the recoverability of the volumes of proved reserves booked in Italy and the associated future cash flows. However, based on the review of all facts and circumstances and on the current knowledge of the matter, management does not expects any material impacts on the Group future results of operations and cash flow.
Rest of Europe
Eni’s operations in the Rest of Europe are mainly conducted in Norway and the United Kingdom. In 2018, the Rest of Europe accounted for 11% of Eni’s total worldwide production of oil and natural gas.

Croatia. In 2018, Eni divested exploration and production activities in the Country.
Norway. In December 2018, it was finalized the business combination between Point Resources AS and Eni Norge AS, fully-owned by HitecVision and Eni respectively, with the creation of Vår Energi AS, an equity-accounted joint venture. The exchange rate of shares was established so that Eni and the Point Reources shareholders would retain participation interests of 69.6% and 30.4% respectively, in the combined entity. The governance of the new entity is designed to establish joint control of the two shareholders over the combined entity. Therefore, effective at the closing, Eni derecognized the assets and liabilities of Eni Norge and recognized the fair value of the interest retained in the merged company that will be equity-accounted going forward.
The transaction intends to strengthen Eni’s position in the Country by integrating the asset portfolios of the merged companies and extracting synergies by combining different know-how, skills and resources. Eni gained access to the portfolio of Point Resources, which included producing assets such as the Balder & Ringhorne, Ringhorne East, Boyla, Brage and Snorre fields and a number of development options. The portfolio of the combined company currently comprises seventeen producing oil and gas fields with a wide geographical reach, from the Barents Sea to the North Sea.
Eni retains a first offer right in case the Norwegian private equity funds, managed by HitecVision, decide to divest their interest in the venture.
In 2019, Vår Energi was awarded 13 exploration licenses: (i) the operatorship in two licenses in the North Sea and two licenses in the Barents Sea; and (ii) the interest in five licenses in the North Sea and four licenses in the Norway Sea.
Development activities mainly concerned: (i) the Trestakk project (Eni’s interest 5.5%) with start-up expected in 2019; and (ii) the Johan Castberg project in the PL 532 license (Eni’s interest 20.88%), which was sanctioned in June 2018. Start-up is expected in 2022
Exploration activity yielded positive results with: (i) delineation well of the Cape Vulture oil and gas discovery in the PL 128/128D license (Eni’s interest 8%), nearby to the production facilities of the Norne field (Eni’s interest 4.8%); (ii) an oil discovery in the PL 532 license, nearby the Johan Castberg project; (iii) the Goliat West oil well in the PL 229 (Eni’s interest 45.24%); and (iv) an oil and gas discovery in the PL 869 which is participated by Vår Energi AS with a 20% interest.
United Kingdom. Development activities mainly concerned: ((i) two infilling wells drilled in Elgin Franklin fields (Eni’s interest 21.87%), one in production from September and the second one to be completed in 2019; (ii) two infilling wells in Joanne and Jasmine fields (Eni’s interest 33%), both of them in production since May and September, moreover a workover activity started and was completed at the beginning of 2019.
North Africa
Eni’s operations in North Africa are conducted in Algeria, Libya, Morocco and Tunisia. In 2018, North Africa accounted for 22% of Eni’s total worldwide production of oil and natural gas.
Algeria. In April 2018, Eni signed a framework agreement with Sonatrach to revamp exploration and development activities in the Berkine area. The agreement covered the following items: (i) in July 2018 defined an agreement for upgrading existing facilities of the BRN fields in the Block 403 (Eni operator with a 50% interest) and of the MLE fields in the Block 405b (Eni operator with a 75% interest) leveraging on synergies with the new forthcoming facilities. The agreement also includes the construction of pipeline to link the BRN fields with the MLE assets targeting to transform the area in a gas hub; and (ii) in October 2018 signed an agreement to assign to Eni a 49% interest in the Sif Fatima II, Zemlet El Arbi and Ourhoud II concessions, in the North Berkine area. Management plans an exploration campaign and fast-track development activities. Start-up is expected in the third quarter of 2019 leveraging on the completion of the BRN-MLE pipeline that will link the BRN associated gas as well as associated gas and condensates of the Berkine North development project to the MLE treatment facilities. In addition, Eni and Total signed two partnership agreements for an exploration campaign in the offshore Algeria. In December 2018, two exploration permits were assigned to launch a seismic data acquisition in 2019.

Development activities concerned: (i) production optimization at the ROM North (Eni’s interest 35%) and ROD (Eni’s interest 55%) operated fields as well as in the non-operated Block 404 (Eni’s interest 12.25%); (ii) drilling activities in the Block 405b at the CAFC Oil and MLE projects as well as upgrading activity of existing treatment facilities; and (iii) progress in the development program of the El Merk field in the Block 208 (Eni’s interest 12.25%) with the drilling of production and water injection wells.
Libya. In recent years, Eni’s petroleum activities in Libya have been negatively affected by the unstable political and social framework of the Country. Currently, Libya represents approximately 17% of the Group’s total production; although this proportion is forecasted to decrease in the medium term, the Libya situation remain an area of issue. For further information on this matter, see “Item 3 – Risk factors – Political considerations”.
The rights to produce of Eni’s assets in Libya will expire in 2038 for Contract Area C, in 2041 for Contract Area E, in 2042 for Contract Area A and B as well as in 2043 for Contract Area D production
In 2018, Eni finalized an agreement with NOC oil state company and BP to award a 42.5% interest and the operatorship in the BP contractual areas, in particular in the onshore Area A and Area B and in the offshore Area C. The agreement provides for a revamp exploration and development activities in the Country leveraging on Eni’s facilities existing in the areas.
During the year, development activities concerned: (i) production start-up of the Bahr Essalam Phase 2 offshore project (Eni’s interest 50%) where the planned activities progressed and the completion is expected in the second quarter of 2019. The development plan provided for drilling ten wells, out of which seven were completed and started up in 2018, as well as upgrading the existing facilities to increase production capacity; (ii) upgrading of treatment plants at the Mellitah area (Eni’s interest 50%) and at the Sabratha platform (Eni’s interest 50%); and (iii) a production optimization plan at the Wafa field. The activity provided for drilling additional wells and the construction of new compression units. In particular, the infilling wells campaign started in 2018: a first gas well was completed in November 2018 and a second one in March 2019. The project is expected to be completed in 2019.
Morocco. In March 2019, Eni signed an agreement to divest a 30% interest in the Tarfaya Offshore Shallow exploration license to Qatar Petroleum, retaining the operatorship of the permit with a 45% interest. The agreement is subject to approval by relevant Authorities.
Tunisia. Development activities concerned production optimization at the producing concessions to mitigate mature fields declines.

Egypt
In 2018, Egypt accounted for 16% of Eni’s total worldwide production of oil and natural gas.
In February 2019, Eni was awarded two onshore exploration blocks: (i) a 100% interest in the South East Siwa block in the western desert nearby to the South West Meleiha concession (Eni’s interest 100%); and (ii) the operatorship with a 50% interest in the West Sherbean block in the onshore Nile Delta nearby to the operated Nooros producing fields (Eni’s interest 75%).
In June 2018, Eni completed the disposal of a 10% interest of the Zohr project (Eni’s interest 50%) to Mubadala Petroleum, for a cash consideration of  $934 million.
In August 2018, Egyptian Authority approved the following agreements: (i) Eni was awarded an 85% interest in the Nour exploration license in the eastern offshore Nile Delta. In December 2018, Eni divested a 20% and 25% interest of Nour license to Mubadala Petroleum and BP, respectively. Currently Eni holds 40% interest; (ii) ten years extension from 2021 of the Nile Delta concession (Eni’s interest 75%) which includes Abu Madi West concession with Nooros producing field; (iii) an extension of exploration campaign in the El Qar’a permit (Enis’ interest 75%), which is located in the Great Nooros producing area; (iv) five years extension of the Ras Qattara concession (Eni’s interest 75%) in the western desert; and (v) an extension of the Faramid development lease (Enis’ interest 100%).
In September 2018, the Zohr project achieved the targeted production plateau of 365 KBOE/d (110 KBOE/d net to Eni) with the completion of the drilling activities and the construction and commissioning of the planned four gas treatment units onshore in addition to the one started at the end of 2017, which increased available treatment capacity to more than 2.1 BCF/d. Management plans to step up the production plateau to 3.2 BCF/d during 2019 by building and commissioning other three gas treatment units and by drilling three additional production wells to reach 13 production wells.
As of December 31, 2018, the aggregate development costs incurred by Eni for the Zohr project capitalized in the financial statements amounted to $4.3 billion (€3.8 billion at the EUR/USD exchange rate of December 31, 2018). The planned capital expenditures to support continuing production ramp-up at the Zohr field in the next four-year period will be financed through net cash provided by operating activities at the Eni Brent marker scenario.
As of December 31, 2018, Eni’s proved reserves booked for the Zohr field amounted to 782 mmBOE. The Zohr proved reserves, both developed and undeveloped, are related to the project phase 1 only.
Development activities at other Eni’s fields in Egypt concerned: (i) the Baltim South West project (Eni operator with a 55% interest) in the offshore of the Country. The project sanctioned in 2018 and start-up is expected during 2019; (ii) the completion and start-up of two additional productive wells of the Nooros field (Eni operator with a 75% interest) and the construction of a pipeline for transporting gas to the treatment plan of El Gamil. The completion of the activities is expected in 2019; and (iii) infilling activities and production optimization in the operated Sinai (Eni’s interest 100%), Meleiha (Eni’s interest 76%) and Ras Qattara (Eni’s interest 75%) concessions.

Exploration activities yielded positive results with: (i) the Faramid-S1X gas well in the East Obayed concession (Eni’s interest 100%); (ii) the A-2X and B1-X oil discoveries and the A-1X gas and condensates discovery in the South West Meleiha concession; and (iii) the Nour-1 gas well in the Nour exploration license.
Sub-Saharan Africa
Eni’s operations in Sub-Saharan Africa are conducted mainly in Angola, Congo, Ghana, Mozambique and Nigeria. In 2018, Sub-Saharan Africa accounted for 19% of Eni’s total worldwide production of oil and natural gas.
Angola. In November 2018, Eni signed an amendment of the Block 15/06 PSA contract (Eni operator with a 36.84% interest) that defines an additional exploration acreage in the western area of the block.
Development activities mainly concerned the two producing projects in the Block 15/06. In particular, activity of the West Hub project included: (i) production ramp-up of the Ochigufu field was achieved with a production plateau of 25 KBBL/d; and (ii) production start-up of the Vandumbu field. In the East Hub project development activities concerned: (i) production start-up of UM8 field with the linkage to FPSO exisisting in the area; (ii) upgrading of certain production facilities; and (iii) the Cabaça North & Cabaça South-East UM4/5 projects were sanctioned; the development plan foreseen the drilling of three productive wells, two water injection wells and the connection to the existing production facilities in the area. Start-up is expected in 2021.
Planned drilling activities were completed at the Mafumeira Sul producing field in the Block 0 (Eni’s interest 9.8%).
Eni owns a 13.6% interest of Angola LNG, which runs the plant, located in Soyo, with a treatment capacity of approximately 350 BCF/y of feed gas and a liquefaction capacity of 5.2 mmtonnes/y of LNG. In 2018 production net to Eni averaged approximately 20 KBOE/d.
Exploration activities have given positive results with the Kalimba and Afoxé oil discoveries in the East Hub project area as well as the Agogo oil discovery in the West Hub project area.
Congo. Development activity carried out in 2018 related to: (i) the Nené Marine Phase 2A producing project in the Marine XII block (Eni operator with a 65% interest) with the completion of drilling activities and the installation of a sealine for the connection to the Litchendjili field production platform in the Marine XII block; and (ii) the completion of engineering activities of the Nené Marine phase 2B project. The project was sanctioned in December 2018.
Ghana. In 2018, the non-associated gas production started up at the operated Offshore Cape Three Points (OCTP) project (Eni’s interest 44.44%). The gas production is sent to an onshore treatment plant to feed the national grid.
The Offshore Cape Three Points license expires in 2036.
Eni also operates the offshore exploration license Cape Three Points Block 4 (Eni’s interest 42.47%).
Mozambique. Eni has been present in Mozambique since 2006, following the award of the exploration license relating to gas-rich Area 4 Offshore of the Rovuma Block.
In 2011, Eni made the important gas discovery of Mamba. The Mamba reservoir extends through Area 4 and the adjacent Area 1 operated by Anadarko. In 2012, Eni made the important Coral gas discovery, which falls entirely in Area 4.
During the exploration period, which expired in 2015, six Discovery Areas (DA) were identified. Mozambique Decree Law 02/2014 provides that individual plans of development can be submitted in respect of each DA. Under the Area 4 EPCC (Exploration and Production Concession Contract), each Plan of Development once approved by the Government of Mozambique entitles the Concessionaires to develop and to produce in a term of 30 years, with an extension option pursuant to the terms of the Area 4 EPCC and the applicable Petroleum Law.

Following two separate transactions occurred respectively in 2013 and in 2017, Eni divested to CNPC and Exxon Mobil indirect interests of 20% and 25% respectively in the discoveries of Area 4, by diluting its participating interest in Mozambique Rovuma Venture SpA, the operator of Area 4. Past transactions, Eni retains a 25% indirect interest in the Area 4 concession. The other concessionaires of Area 4 are the state-owned oil company ENH, Galp and Kogas, each with a 10% working interest.
Development activities continued at the Coral South Floating LNG project during 2018, which is operated by Eni. The LNG produced will be sold by the Area 4 Concessionaires to BP under a long-term contract for a period of twenty years, with an option for an additional ten-year term.
Pre-Development activities progressed at the Mamba Complex discoveries where Eni is operator of the upstream development phase and Exxon Mobil leads the construction and operation phase of natural gas liquefaction facilities onshore. The Mozambique authorities expressed their intent to unitize the reservoir that straddles Area 4 and Area 1. In the meantime, pending a final determination of the unitization, the Concessionaires of Area 4 are entitled to develop part of the reserves contained in the reservoir that straddles the two areas on condition that the two operators will coordinate their activities.
In this context, the Area 4 Concessionaire progressed activities to made the final investment decision (FID) for the Rovuma LNG project, which provides the construction of two onshore LNG trains with capacity of approximately 7.6 mmtonnes/y each, feed by 24 subsea wells, the gas treatment, the liquefaction, the storage and the export of LNG. In July 2018, the plan of development (PoD) was submitted to the relevant Authorities for their initial review. The activities progressed with the finalization of the PoD, of preliminary long-term agreements for the purchase of LNG volumes and the project financing. The Final Investment Decision is expected in 2019 with start-up in 2024.
In October 2018 Eni signed the contract for the exploration and development rights of the offshore block A5-A, in the deep offshore of Zambesi. Eni was awarded the operatorship of the block with a 59.5% interest. In March 2019, Eni signed a farm out agreement with Qatar Petroleum to divest a 25.5% interest in the block. The transaction is subjected by approval of the relevant Authority.
Nigeria. Development activities mainly included: (i) workover and rigless activities to support current production as well as maintenance and restoration of damaged facilities due to sabotage and bunkering in the operated OML60, 61, 62 and 63 blocks (Eni’s interest 20%); (ii) drilling activities to increase production and workover activities to mitigate mature field decline in the OML 118 block (Eni’s interest 12.5%) and in the operated OML 125 block in the Abo field (Eni’s interest 100%); and (iii) associated gas program of Forkados Yokri Integrated Project in the OML 43 block (Eni’s interest 5%) as well as Gbaran phase 2A/2B and SSAGS project in the OML 28 block (Eni’s interest 5%). Gas production will be sold to the local market.
Eni holds a 10.4% interest in the Nigeria LNG Ltd joint venture, which runs the Bonny liquefaction plant located in the Eastern Niger Delta. The plant has treatment capacity of approximately 1,236 BCF/y of feed gas and a production capacity of 22 mmtonnes/y of LNG. Natural gas supplies to the plant are currently provided under a gas supply agreements from the SPDC JV (Eni’s interest 5%), TEPNG JV and the NAOC JV (Eni’s interest 20%). In 2018, the Bonny liquefaction plant processed approximately 1,130 BCF. LNG production is sold under long-term contracts and exported to the United States, Asian and European markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG.
Exploration activities yielded positive results with the EPU-05 deep offshore gas discovery in the Gbaran-Kolo Creek-Epu area (Eni’s interest 5%).
In the exploration phase Eni operates offshore OML 134 (Eni’s interest 100%), OPL 2009 (Eni’s interest 49%), and onshore OPL 282 (Eni’s interest 90%) and OPL 135 (Eni’s interest 48%). Eni also holds a 12.5% interest in non-operated OML 135.
The acquisition of the OPL 245 property made by Eni in 2011 is the subject of certain judicial proceedings describe in “Item 18 – consolidated financial statement – Note 27”.

Kazakhstan
Eni’s operations in Kazakhstan mainly regards the Kashagan and the Karachaganak fields. In 2018, Kazakhstan accounted for 8% of Eni’s total worldwide production of oil and natural gas.

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
In 2018, production of the Kashagan field averaged 47 KBBL/d net to Eni of liquids and 58 mmCF/d net to Eni of natural gas. The treated gas is delivered to the national gas marketing and transportation company (KazTransGas), and the remaining volumes is utilized as fuel gas for internal use. The remaining untreated gas volumes (approximately 30%) is re-injected in the reservoir. The liquid production is stabilized at Bolashak facilities and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline.
In 2019, Experimental Program development of the field is expected to lead to plateau oil production capacity of about 370 KBBL/d, on a 100% basis. Additional phases of development are being studied, which contemplate increasing gas injection capacity, the conversion of production wells into injection wells and the upgrading of the existing facilities.
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
As of December 31, 2018, Eni’s proved reserves booked for the Kashagan field amounted to 614 mmBOE, slightly decreased from 620 mmBOE in 2017.
As of December 31, 2018, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $9.9 billion (€8.6 billion at the EUR/USD exchange rate of December 31, 2018). This capitalized amount included: (i) $7.3 billion relating to expenditure incurred by Eni for the development of the oil field; and (ii) $2.6 billion relating primarily to accrued finance charges and expenditures for the acquisition of interests in the Consortium from exiting partners upon exercise of pre-emption rights in previous years.

Karachaganak. Located onshore in West Kazakhstan, Karachaganak is a liquid and gas field. Operations are conducted by the Karachaganak Petroleum Operating consortium (KPO) and are regulated by a PSA lasting 40 years, until 2037. Eni and Shell are co-operators of the venture. Eni’s interest in the Karachaganak project is 29.25%.
In 2018, production of the Karachaganak field averaged 44 KBBL/d net to Eni of liquids and 170 mmCF/d net to Eni of natural gas. This field is developed by producing liquids from the deeper layers of the reservoir. The gas is marketed (about 50%) at the Russian gas plant in Orenburg and the remaining volumes is utilized for re-injecting in the higher layers and the production of fuel gas. Approximately 95% of liquid production are stabilized at the Karachaganak Processing Complex (KPC) and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline. The remaining volumes of non-stabilized liquid production was marketed at the Russian terminal in Orenburg until September 2018, when the purchase agreement expired.
Within the gas treatment expansion projects of the Karachaganak field, the Karachaganak Process Center Debottlenecking project was sanctioned. Activity progressed with completion expected in 2020. Additional re-injection capacity will be ensured by installing a new re-injection facility in addition to the existing ones.
As of December 31, 2018, Eni’s proved reserves booked for the Karachaganak field amounted to 452 mmBOE, reporting a decrease of 78 mmBOE from 2017 mainly due to an increased marker Brent price used in the reserves estimation process.
Rest of Asia
In 2018, Eni’s operations in the Rest of Asia accounted for 9% of its total worldwide production of oil and natural gas.
Bahrain. In January 2019, Eni signed a Memorandum of Understanding with the National Oil and Gas Authority of the Kingdom of Bahrain (NOGA). The agreement includes an exploration program for the offshore Block 1.
China. Eni has been present in China since 1984 with activities located in the South China Sea.
In 2018, hydrocarbons were produced from the offshore Blocks 16/19 through 3 platforms connected to an FPSO.
Indonesia. Activities are concentrated in the offshore of East Kalimantan, offshore Sumatra, and offshore and onshore of West Timor and West Papua; in total, Eni holds interests in 13 blocks.
In May 2018, Eni was awarded a 100% interest in the East Ganal exploration block in the deep offshore Kutei area nearby the operated Muara Bakau block (Eni’s interest 55%).
In 2018, within the portfolio rationalization, Eni divested entire interest in the Sanga Sanga permit.
Development activities concerned the offshore Merakes gas project in the operated East Sepinggan block (Eni’s interest 85%). In December 2018, the development plan was sanctioned by relevant Authorities. The project provides for the drilling of five subsea wells, which will be linked to the Floating Production Unit (FPU) of the Jangkrik producing fields (Eni operator with a 55% interest). Natural gas production is processed by the FPU and then delivered by pipeline to the onshore plant, which is linked to the East Kalimantan transport system to feed Bontang liquefaction plant or will be sold on a spot basis in the domestic market. Start-up is expected in 2020.
Exploration activities yielded positive results with the Merakes East discovery in the operated East Sepinggan block.
Iraq. Development activities concerned the execution of an additional development phase of the ERP (Enhanced Redevelopment Plan) for the Zubair field, to achieve a production plateau of 700 KBBL/d. This phase also contemplates utilization of the associated gas for power generation. The production capacity and relevant facilities to treat the targeted production plateau have been already installed; the field reserves will be progressively put into production by drilling additional productive wells over the next few years.

Lebanon. In February 2018, Eni signed two Exploration and Production Agreements (EPA) with the Republic of Lebanon including Blocks 4 and 9, located in the deep-offshore Lebanon. Eni owns a participating interest of 40% in each block.
Myanmar. Eni has been present in Myanmar since 2014. Eni is operator of four Production Sharing Contracts; two onshore blocks RSF-5 and PSC-K (Eni’s interest 90% in both leases) and two offshore blocks MD-02 and MD-04 (Eni’s interest 40% in both leases).
Oman. Eni has been present in Oman since 2017. Eni operates the Block 52, located offshore Oman. In January 2018, the relevant Authorities of the country approved the farm out agreement signed in 2017 with the Qatar Petroleum oil company. Eni retains the operatorship of the block with a 55% interest.
In January 2019, Eni was awarded the exploration Block 47 and signed a Head of Agreement for the exploration Block 77, located onshore Oman. Eni will operate both blocks with a 90% interest and 50% interest, respectively.
Pakistan. In 2018, development activities concerned production optimization through drilling activities of new wells, optimization of onshore existing facilities and rigless activity of productive wells to mitigate the natural fields production decline.
Russia. Eni is present in Russia through two joint ventures with Rosneft, which retain the exploration licenses relating to the Fedynsky and the Central Barents areas respectively (Eni’s interest 33.33%) in the Russian Barents Sea.
In July 2018, following unsuccessful exploration activity, Eni relinquished the Western Chernomorsky license (Eni’s interest 33.33%) in the Black Sea.
There are no ongoing, nor planned exploration activities in the Country.
The Russia upstream sector is the target of certain international sanctions that are described in “Item 3 – Risk factors”.
Turkmenistan. Activities are focused on the onshore Nebit Dag Area (Eni operator with a 90% interest) in the Western part of the country. The license expires in 2032.
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
Drilling activities of new wells and workover program represent main activities currently performed in the area to mitigate the natural field production declines.
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
In November 2018, Eni was awarded a 25% interest in the Ghasha offshore concession with duration of 40 years. The concession includes the Hail, Ghasha and Dalma gas discoveries and certain offshore fields in the Al Dhafra area. Production start-up is expected in 2022.
In January 2019, Eni was awarded the operatorship of the Block 1 and 2 with a 70% interest, located offshore Abu Dhabi. The exploration commitment for the first phase consists in exploration studies for the Block 1 and the drilling of two exploration wells and two appraisal wells in the Block 2.
In January 2019 Eni was awarded three onshore exploration concessions in the Emirate of Sharjah: (i) the operatorship with a 75% interest in the concession Area A and C; and (ii) a 50% interest in the concession Area B. The exploration commitment of first phase includes the drilling of one exploration well and exploration studies in concessions Area A and B as well as exploration studies in Area C.

Vietnam. Eni has been present in Vietnam since 2012 and is operator of five offshore Production Sharing Contracts, two of which are held with 100% interest (Block 116 and Block 122) and three are in Joint Venture (Block 114 – Eni’s interest 50%, Block 120 – Eni’s interest 66.67%, Block 124 – Eni’s interest 60%).
Americas
In 2018, Eni’s operations in the Americas area accounted for 7% of its total worldwide production of oil and natural gas.
Ecuador. Eni has been present in Ecuador since 1988. Operations are performed in Block 10 (Eni’s interest 100%) located in the Oriente Basin, in the Amazon forest.
Exploration and production activities in Ecuador are regulated by a service contract that expires in 2033.
Block 10 production is processed by a Central Production Facility and transported to the Pacific Coast through a pipeline network. Eni is planning to divest its entire working interest in Block 10.
Mexico. Eni has been present in Mexico since 2015. Eni’s activities are concentrated in the Gulf of Mexico. Eni is operator of: (i) the offshore Area 1 license (Eni’s interest 100%) where the development activities of the Amoca, Miztón and Tecoalli discoveries progressed aiming at starting production in 2019; and (ii) the Area 10 (Eni’s interest 100%), the Area 14 (Eni’s interest 60%) and the Area 7 (Eni’s interest 45%) exploration licenses located in the Sureste basin.
Furthermore, in 2018, Eni was awarded the operatorship with a 65% interest of the Area 24 license and with 75% of the Area 28 license.
Exploration and production activities in Mexico are regulated by PSA and concession contract for the Area 24 license.
In 2018, Eni signed an agreement with Lukoil to swap interests in three exploration licenses. Based on the agreement which approval is to be ratified by local Authorities, Eni will divest its 20% interest in Area 10 and Area 14 licenses and will purchase a 40% interest in Area 12 license operated by Lukoil.
In July 2018 the Plan of Development (PoD) for the Amoca, Mitzón and Tecoalli discoveries was approved by the Mexican Authorities. The phased approach for the development plan includes an early production start-up in 2019 through the installation of a production platform and the realization of facilities to connect the platform to an onshore existing treatment plant, with a production of 8 KBBL/d. The full field development envisages a phased installation of three additional platforms and a FPSO, which will increase the production capacity up to 90 KBBL/d in 2021. In December 2018, Eni agreed to divest its 35% interest of the Area 1 to Qatar Petroleum Company. The agreement is awaiting approval from the local Authorities.
Trinidad and Tobago. In 2018, Eni divested its entire interest of upstream activities in the Country.
United States. Eni holds interests in 62 exploration and production blocks in the Gulf of Mexico, of which 26 are operated by Eni.
Development activities concerned the Lucius Subsequent Development (Eni’s interest 8.5%) with the drilling and completion of three submarine productive wells, which will be linked to the production platform of the Lucius field and upgrading of existing facilities.
To achieve the highest safety standards of its operations, Eni is a member of the HWCG Consortium of Gulf of Mexico operators. The HWCG provides resources, coordination and performs certain activities associated with underwater containment of erupting wells, evacuation of hydrocarbon on the sea surface, storage and transport to the coastline. For further information on this matter, see “Item 3 – Risk factors”.

In August 2018, Eni was awarded a 100% interest of 124 licenses in Alaska. Eni currently performed its activity in 166 exploration and development blocks in Alaska.
In December 2018, Eni signed an agreement to purchase of 70% interest and the operatorship of the Ooguruk field, where Eni already holds 30% interest. The agreement has been finalized in 2019.
Venezuela. Eni’s activity is located in the Gulf of Venezuela and Gulf of Paria and onshore in the Orinoco Oil Belt.
In 2018, Eni’s production of oil and natural gas averaged 47 KBOE/d and accounted for approximately 3% of Eni’s total production.
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
Australia and Oceania
Eni’s operations in Australia and Oceania area are conducted mainly in Australia. In 2018, the area of Australia and Oceania accounted for 1% of Eni’s total worldwide production of oil and natural gas.
Australia. Eni has been present in Australia since 2001. Activities are focused on offshore fields.
The main production blocks in which Eni holds interests are WA-33-L (Eni’s interest 100%) and JPDA 03-13 (Eni’s interest 10.99%). In the appraisal and development phase, Eni holds interests in NT/RL8 (Eni’s interest 100%) and the operatorship of NT/RL7 (Eni’s interest 65%). In addition, Eni holds interest in 4 exploration licenses, of which 1 in the JPDA.
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
In 2017, Eni fully recovered the overdue trade receivable owed by Iranian state-owned companies relating to the cost recovery of past projects due to enactment of the agreements signed in 2016. There were not any outstanding trading receivables towards Iran’s national oil companies as of December 31, 2018. In 2018, Eni made payments in the region of  $0.6 million to the Iranian Social Security Organization in connection to health and social security insurance for which Eni retains at December 31, 2018 a residual payable amounting to approximately $5 million, which will be settled upon de-registration of our local branch.
Gas & Power
Eni’s Gas & Power segment engages in supply, trading and marketing of gas and electricity, international transport, and LNG supply/marketing and trading. This segment also includes the activities of electricity generation. In 2018, Eni’s worldwide sales of natural gas amounted to 76.71 BCM. Sales in Italy amounted to 39.03 BCM, while sales in European markets were 29.42 BCM that included 3.42 BCM of gas sold to certain importers to Italy.
The business results of operations in 2018 and its strategy are described in “Item 5 – 2016 – 2018 Group results of operations” and “Item 5 – Management’s expectations of operations.”
Supply of natural gas
In 2018, Eni’s total supply of natural gas was 74.15 BCM, down by 4.13 BCM, or 5.3% from 2017. Gas volumes supplied outside Italy (68.82 BCM from consolidated companies), imported in Italy or sold outside Italy, represented approximately 93% of total supplies, down by 4.41 BCM, or 6% compared to the previous year, due to lower volumes purchased in Russia (down by 1.85 BCM), in the Netherlands (down by 1.25 BCM) in Algeria (down by 1.16 BCM) and in Norway (down by 0.73) partially offset by higher purchases in Indonesia (up by 2.32 BCM) and in Qatar (up by 0.20 BCM).
Supplies in Italy (5.33 BCM) increased by 5.5% from 2017 due to higher equity production.
In 2018, main gas volumes from equity production derived from: (i) Italian gas fields (3.9 BCM); (ii) certain Eni fields located in the British and Norwegian sections of the North Sea (2.6 BCM); (iii) Indonesia (1.6 BCM); (iv) Libyan fields (1.4 BCM); (v) the United States (0.3 BCM).
Supplied gas volumes from equity production were approximately 9.9 BCM representing 13% of total volumes available for sale.

The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

Natural gas supply	2018	2017	2016
	(BCM)
Italy	5.33	5.05	6.00
Outside Italy	68.82	73.23	76.64
Russia	26.24	28.09	27.99
Algeria (including LNG)	12.02	13.18	12.90
Libya	4.55	4.76	4.87
the Netherlands	3.95	5.20	9.60
Norway	6.75	7.48	8.18
the United Kingdom	2.21	2.36	2.08
Indonesia (LNG)	3.06	0.74
Qatar (LNG)	2.56	2.36	3.28
Other supplies of natural gas	5.52	6.75	5.83
Other supplies of LNG	1.96	2.31	1.91
Total supplies of subsidiaries	74.15	78.28	82.64
Withdrawals from (input to) storage	0.08	0.31	1.40
Network losses, measurement differences and other changes	(0.18)	(0.45)	(0.21)
Volumes available for sale of Eni’s subsidiaries	74.05	78.14	83.83
Volumes available for sale of Eni’s affiliates	2.66	2.69	2.48
Total volumes available for sale	76.71	80.83	86.31

Sales of natural gas
Eni is selling gas to wholesale and retail markets in Italy and in a number of European countries. The wholesale market includes sales to large accounts (industrials and thermoelectric utilities) and on European spot markets. The retail segment includes sales to residential customers (households and larger accounts like hospitals, schools, office buildings) and small and medium-sized businesses located in urban areas. The Company has grown the combined offer of gas and electricity to retail customers to maximize cross-selling opportunities and cost synergies.
In 2018, natural gas sales amounted to 76.71 BCM (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities), representing a decrease of 4.12 BCM, or 5.1% from the previous year. Sales in Italy (39.03 BCM) increased by 4.3% from 2017. Higher sales to spot market and volumes sold to wholesalers and industries were partly offset by lower sales to thermoelectrical and residential segments. Sales in the European markets amounted to 26 BCM, a decrease of 24.3% or 8.34 BCM from 2017.
Sales to long-term buyers were down by 12.1% compared to the previous year due to the shorter availability of Libyan output. Sales in the Extra European markets (8.26 BCM) increased by 3.09 BCM or 59.8% due to higher LNG sales in Japan, Pakistan, China and Taiwan, partly offset by higher volumes sold in South Korea and India.

The tables below set forth Eni’s sales of natural gas by principal market for the periods indicated.

Natural gas sales by entities	2018	2017	2016
	(BCM)
Total sales of subsidiaries	73.70	77.52	83.34
Italy (including own consumption)	39.03	37.43	38.43
Rest of Europe	27.58	36.10	40.52
Outside Europe	7.09	3.99	4.39
Total sales of Eni’s affiliates (Eni’s share)	3.01	3.31	2.97
Italy
Rest of Europe	1.84	2.13	1.91
Outside Europe	1.17	1.18	1.06
Worldwide gas sales	76.71	80.83	86.31

Natural gas sales by market	2018	2017	2016
	(BCM)
ITALY	39.03	37.43	38.43
Wholesalers	9.15	8.36	7.93
Italian gas exchange and spot markets	12.49	10.81	12.98
Industries	4.79	4.42	4.54
Medium-sized enterprises and services	0.79	0.93	1.72
Power generation	1.50	2.22	0.77
Residential	4.20	4.51	4.39
Own consumption	6.11	6.18	6.10
INTERNATIONAL SALES	37.68	43.40	47.88
Rest of Europe	29.42	38.23	42.43
Importers in Italy	3.42	3.89	4.37
European markets	26.00	34.34	38.06
Iberian Peninsula	4.65	5.06	5.28
Germany/Austria	1.83	6.95	7.81
Benelux	5.29	5.06	7.03
Hungary			0.93
United Kingdom/Northern Europe	2.22	2.21	2.01
Turkey	6.53	8.03	6.55
France	4.95	6.38	7.42
Other	0.53	0.65	1.03
Extra European markets	8.26	5.17	5.45
WORLDWIDE GAS SALES	76.71	80.83	86.31

The LNG business
Eni LNG business can count currently on a portfolio of contracted long-term supplies mainly from Indonesia, Qatar, Nigeria, Oman and Algeria. In the plan period, Eni intends to develop its LNG business leveraging on the integration with the E&P segment and the valorization of the equity gas. Final markets of that gas include Europe, China, Japan, Pakistan and Taiwan.The business’s profitability will be also driven by enhancing the commercial presence in premium markets and continuing integration with trading activities.

LNG sales	2018	2017	2016
	(BCM)
G&P sales	10.3	8.3	8.1
Rest of Europe	4.7	5.2	5.2
Extra European markets	5.6	3.1	2.9
Electricity sales and power generation
Electricity sales
As part of its marketing activities in Italy, Eni engages in selling electricity on the Italian market principally on the open market, on the Italian Stock Exchange for electricity and at industrial sites. Supplies of electricity include both own production volumes through gas-fired, combined-cycle facilities and purchases on the open market. This activity has been developed in order to capture further value along the gas value chain leveraging on the Company’s large gas availability. In addition, with the aim of developing and retaining valuable customers in the residential space and small and middle business located in urban area, the Company has developed a commercial offer that provides the combined supply of gas and power to the retail market in Italy and in France.
In 2018, power sales (37.07 TWh) were directed to the free market (70%), the Italian Power Exchange (19%), industrial sites (10%) and others (1%). Compared to 2017, electricity sales in the free market were down by 0.62 TWh or by 2.3%, due to lower volumes sold to large customers, middle market and small and medium-sized enterprises, partially offset by higher volumes sold to the wholesalers segment.

Power availability	2018	2017	2016
	(TWh)
Power generation sold	21.62	22.42	21.78
Trading of electricity(a)	15.45	12.91	15.27
	37.07	35.33	37.05
Power sales by market
Free market(a)	25.91	26.53	27.49
Italian Exchange for electricity	7.17	5.21	5.64
Industrial plants	3.49	3.01	3.11
Other(a)	0.50	0.58	0.81
	37.07	35.33	37.05

(a)
Include positive and negative imbalances (differences between power introduced in the grid and the one planned).

Power generation
Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Mantova, Brindisi, Ferrara and Bolgiano. In 2018, power generation was 21.62 TWh, down by 0.80 TWh or by 3.6% from 2017. As of December 31, 2018, installed operational capacity was 4.7 GW, unchanged compared to December 31, 2017. Electricity trading (15.45 TWh) reported an increase of 19.7% thanks to the optimization of inflows and outflows of power.

Site	Total installed capacity in 2018 (GW)	Technology	Fuel
Brindisi	1.3	CCGT	gas
Ferrera Erbognone	1.0	CCGT	gas/syngas
Mantova	0.8	CCGT	gas
Ravenna	1.0	CCGT	gas
Ferrara(a)	0.4	CCGT	gas
Bolgiano	0.1	Power station	gas
	4.7

(a)
Eni’s share of capacity.

Power generation		2018	2017	2016
Purchases
Natural gas	(mmCM)	4,300	4,359	4,334
Other fuels	(ktoe)	356	392	360
- of which steam cracking		94	104	105
Production
Electricity	(TWh)	21.62	22.42	21.78
Steam	(ktonnes)	7,919	7,551	7,974
Installed generation capacity	(GW)	4.7	4.7	4.7

International transport
Eni has transport rights on a large European network of integrated infrastructures for transporting natural gas, which links key consumption markets with the main producing areas (Algeria, Libya and the North Sea). Eni has contracted the transport capacity under ship-or-pay contracts, which are similar to take-or-pay contracts.
Eni also retains ownership interests in certain pipeline companies, which run and operate the facility by selling transportation capacity under long-term ship-or-pay contracts to both shareholders and third party shippers. The main assets of Eni’s transport activities are provided in the table below.
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
Capital expenditures
See “Item 5 – Liquidity and capital resources – Capital expenditures by segment”.
Refining & Marketing & Chemicals
Refining & Marketing
Eni’s Refining & Marketing business engages in the supply and refining of crude oil to produce a large slate of fuels and other refined products and in the marketing of fuels primarily in Italy and in selected European markets. In Italy, Eni is the largest refining and marketing operator in terms of capacity and market share. The Company operations are fully integrated through refining, supply, logistics and marketing in order to maximize cost efficiencies and operational effectiveness.
The Company also engages in the production of bio-fuels at the Venice refinery, where certain renewable feedstock are processed (palm oil).
The business results depends heavily on trends in refining margins, i.e. the spread between the cost of the oil feedstock and the price of the refined products obtained from the crude processing.
In 2018 refining margins in the Mediterranean area decreased by approximately 26% y-o-y to 3.7 $/BBL driven by the sharp increase of oil prices reported in the first ten months, not recovered in the sale prices of refining products due to competitive pressure in the markets. Management believes that refining margins will remain under pressure in the short-to-medium term due to continuing competition. In the medium-term, spreads between products and crude may find a support as a consequence of the IMO 2020 regulations, which will lead, among other solutions, to the substitution of bunker fuel oil with cleaner fuels (gasoil, ULSFO and LNG) that could be short in the first period of law application, with benefit for high conversion refineries. In the longer term, refinery margins will normalize, as a result of supply-demand re-alignment thanks investments by both refining companies (fuel oil destruction units) as well as ship-owners (scrubbers, retrofitting, new ships/engines).
The business results of operations in 2018 and its strategy are described in “Item 5 – 2016-2018 Group results of operations” and “Item 5 – Management’s expectations of operations”.
Supply
In 2018, a total of 22.62 mmtonnes of crude were purchased (compared with 24.28 mmtonnes in 2017), of which 4.14 mmtonnes by equity crude oil. The breakdown by geographic area was the following: approximately 36% of purchased crude came from the Middle East, 18% from Russia, 14% from Italy, 13% from Central Asia, 10% from North Africa, 3% from West Africa, 2% from North Sea and 4% from other areas.
Refining
In 2018, Eni refinery capacity (balanced with conversion capacity) was approximately 27.4 mmtonnes (equal to 548 KBBL/d), with a conversion index of 54%. Conversion index is a measure of refinery complexity. The higher the index, the wider the range of crude qualities and feedstock that a refinery is able to process thus enabling refineries to benefit from the cost economies arising from the discount – versus the benchmark – at which certain qualities of crude (particularly the heavy ones) may be supplied. Eni’s 100% owned refineries have a balanced capacity of 19.4 mmtonnes (equal to 388 KBBL/d), with a 56% conversion index. In 2018, Eni’s refineries throughputs in Italy and outside Italy were 23.23 mmtonnes. The refinery utilization rate, ratio between throughputs and refinery capacity, is 90,1%.
Refining system in 2018
	Ownership (%)	Balanced refining capacity (Eni’s share) (KBBL/d)	Utilization rate (Eni’s share) (%)	Conversion index(1) (%)	Fluid catalytic cracking (FCC)(2) (KBBL/d)	Residue conversion(2) (KBBL/d)	Hydro- cracking(2) (KBBL/d)	Visbreaking/ Thermal Cracking(2) (KBBL/d)
Wholly-owned refineries		388	90	56	34	40	71	29
Italy
Sannazzaro	100	200	93	74	34	14	51	29
Taranto	100	104	73	56		26	20
Livorno	100	84	100	11
Partially owned refineries		160	94	52	143	25	75	27
Italy
Milazzo	50	100	99	60	45	25	32
Germany
Vohburg/Neustadt (Bayernoil)	20	41	77	36	49
Schwedt	8.33	19	100	42	49		43	27
Total		548	91	54	177	65	146	56

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
The Sannazzaro refinery has a balanced capacity of 200 KBBL/d and a conversion index of 74%. Located in the Po Valley, in the center of the Northern Italy, Sannazzaro is one of the most efficient refineries in Europe. The high flexibility and conversion capacity of this refinery allows it to process a wide range of feedstock. The main equipments in the refinery are: two primary distillation columns and two associated vacuum units, three desulphurization units, a fluid catalytic cracker (FCC), two hydrocrackers (HdC), two reforming units, a visbreaking thermal conversion unit integrated with a gasification producing a syngas used in a combined cycle power generation, and finally the Eni Slurry Technology (EST) plant, started up at the end of 2013. The EST plant exploits a proprietary technology to convert extra heavy crude residues (vacuum and visbreaking tar) into naphtha and middle distillates, with a conversion factor of 95%.
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
Green refineries
	Ownership share (%)	Capacity (2018) (ktonnes/y)	Capacity (at regime) (ktonnes/y)	Throughput (2018) (ktonnes/y)
Wholly-owned
Venezia	100	360	560	253
Gela	100		750
Total green refineries		360	1,310	253

Green Refining
Eni fully owns the green refinery of Venice and the site of Gela, where another green refinery is under construction.
The Venice green refinery started production in June 2014, replacing the old oil-based refinery that was shut down. The refinery, with a production capacity of 360 ktonnes/y, leverages on the EcofiningTM proprietary technology to transform vegetable oil in hydrogenated bio-fuels. A second phase of development is underway. At full capacity, the refinery production will satisfy approximately half of Eni bio-fuels needs required for being compliant with the EU environmental normative aimed at reducing CO2 emissions.
The Gela refinery is located in the Southern coast of Sicily. The refinery was shut-down in March 2014 and in November 2014, Eni signed a Memorandum of Understanding for the reconversion of the plant into a bio-refinery with the Italian Ministry for Economic Development and Local Authorities. In August 2017 the project obtained the environmental impact assessment and authorization (VIA/AIA) by the Italian Ministry of the Environment and the Ministry of Cultural Heritage. Upgrading works have progressed in 2018. The project is expected to come on stream in 2019. The refinery will have a capacity of 750 ktonnes/y. The conversion will leverage on the application of the EcofiningTM proprietary technology, developed and licensed by Eni, to convert unconventional and second generation raw materials into green diesel, a highly sustainable biofuel. The plant properties will allow the production of green diesel in compliance with the last regulatory constraints in terms of reduction of GHG emissions throughout the whole production chain, deploying the full capacity in process second-generation feedstock.

The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Availability of refined products
	2018	2017	2016
	(mmtonnes)
ITALY
Refinery throughputs
At wholly-owned refineries	16.78	16.03	17.37
Less input on account of third parties	(1.03)	(0.34)	(0.27)
At affiliated refineries	4.93	5.46	4.51
Refinery throughputs on own account	20.68	21.15	21.61
Consumption and losses	(1.38)	(1.36)	(1.53)
Products available for sale	19.30	19.79	20.08
Purchases of refined products and change in inventories	7.50	6.74	6.28
Products transferred to operations outside Italy	(0.54)	(0.46)	(0.39)
Consumption for power generation	(0.35)	(0.34)	(0.37)
Sales of products	25.91	25.73	25.60
Green refinery throughputs	0.25	0.24	0.21
OUTSIDE ITALY
Refinery throughputs on own account	2.55	2.87	2.91
Consumption and losses	(0.20)	(0.22)	(0.22)
Products available for sale	2.35	2.65	2.69
Purchases of finished products and change in inventories	4.12	4.36	4.72
Products transferred from Italian operations	0.54	0.46	0.40
Sales of products	7.01	7.47	7.81
Refinery throughputs on own account	23.23	24.02	24.52
of which: refinery throughputs of equity crude on own account	4.14	3.51	3.43
Total sales of refined products	32.92	33.20	33.41
Crude oil sales	0.28	0.86	0.20
TOTAL SALES	33.20	34.06	33.61

In 2018, refining throughputs were 23.23 mmtonnes, down by 3.3% from 2017 due to the lower throughputs at the Taranto plant, reflecting higher crude oil volumes processed on behalf of third parties, at the Milazzo refinery due to maintenance standstills and at the Bayernoil refinery following an event occurred in September. These negatives were partially offset by the better performance at the Sannazzaro and Livorno refineries, with the latter affected in 2017 by a shutdown due to a force majeure event.
Outside Italy, Eni’s refining throughputs were 2.55 mmtonnes, down by 320 ktonnes or 11.1% due to the above-mentioned event occurred at the Bayernoil refinery.
Total throughputs in wholly-owned refineries were 16.78 mmtonnes, up by 0.75 mmtonnes or 4.7% compared with 2017.
Approximately 18.3% of processed crude was equity, increased approximately 3.1 percentage points from 2017 (15.2%).
The volumes of biofuels produced from vegetable oil at the Venice green refinery increased by 4.2% from the corresponding period of 2017.
Logistics
Eni is a leading operator in the Italian oil and refined products storage and transportation business.
It owns an integrated infrastructure consisting of 15 directly managed depots and a network of oil and refined products pipelines. Eni logistic model is organized in three hubs (North, Central and South Italy). These hubs manage the product flows in order to guarantee high safety and technical standards, as well as cost effectiveness. Eni is also in joint venture with other Italian operators to optimize its logistic footprint and increase efficiency. Other depots are operated by seven different joint ventures (Sigemi, Petroven, Seram, Disma, Seapad, Toscopetrol and Sarroch. Eni transports oil and refined products: (i) by sea through spot and long-term contracts of tanker ships; and (ii) through a proprietary pipeline network extending approximately 1.149 kilometers in operation.

Secondary distribution to retail and wholesale markets is outsourced to independent tanker carriers, selected as market leaders in their own field.
Marketing
Eni markets a wide range of refined petroleum products, primarily in Italy, through a widespread operated network of service stations, franchises and other distribution systems.
The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Oil products sales in Italy and outside Italy	2018	2017	2016
	(mmtonnes)
Italy
Retail	5.91	6.01	5.93
Wholesale	7.54	7.64	8.16
	13.45	13.65	14.09
Petrochemicals	0.96	0.86	1.02
Other sales	11.5	11.22	10.49
Total	25.91	25.73	25.60
Outside Italy
Retail	2.48	2.53	2.66
Wholesale	3.29	3.48	3.61
	5.77	6.01	6.27
Other sales	1.24	1.46	1.54
Total	7.01	7.47	7.81
TOTAL SALES	32.92	33.20	33.41

In 2018, sales volumes of refined products (32.92 mmtonnes) were down by 0.28 mmtonnes or by 0.8% from 2017, mainly due to the decrease of retail and wholesale sales in Italy and lower volumes marketed in the wholesalers segment in the rest of Europe.
Retail sales in Italy
In 2018, retail sales in Italy were 5.91 mmtonnes, with a slight decrease compared to 2017 (about 100 ktonnes from 2017 or 1.7%). Average gasoline and gasoil throughput (1,589 kliters) were substantially in line with 2017. Eni’s retail market share of 2018 was 24%, down by 0.3 percentage points from 2017 (24.3%).
As of December 31, 2018, Eni’s retail network in Italy consisted of 4,223 service stations, lower by 87 units from December 31, 2017 (4,310 service stations), resulting from the negative balance of acquisitions/releases of lease concessions (74 units), closure of low throughput stations (10 units) and the reduction in motorway concessions netted by the new opening (3 units).
Retail sales in the rest of Europe
Eni’s strategy in the rest of Europe is focused on selectively growing its presence, particularly in Germany and Austria leveraging on the synergies ensured by the proximity of these markets to Eni’s production and logistic facilities.
In 2018, retail sales of refined products in the rest of Europe (2.48 mmtonnes), recorded a reduction from 2017 (down by 2%). This result reflected mainly lower volumes traded in Germany due to the event occurred at Bayernoil refinery and France.
At December 31, 2018, Eni’s retail network in the rest of Europe consisted of 1,225 units, decreasing by 9 units from December 31, 2017, mainly in Germany. Average throughput (2,391 kliters) decreased by 49 kliters compared to 2017 (2,440 kliters).

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
In 2018, sales volumes on wholesale markets in Italy (7.54 mmtonnes) were in line from the full year of 2017, mainly due to lower volumes marketed of gasoil offset by higher sales of other products.
Wholesale sales in the Rest of Europe were 2.82 mmtonnes, down by 6.9% from 2017 due to lower sold volumes in Germany and France, partly offset by higher volumes in Spain.
Supplies of feedstock to the petrochemical industry (0.96 mmtonnes) increased by 11.6%. Other sales in Italy and outside Italy (12.74 mmtonnes) slightly increased by 0.06 mmtonnes, mainly due to higher volumes sold to oil companies.
LPG
The marketing of LPG in Italy is supported by the refining production and a logistic network made up of five bottling plants, 1 owned storage site and coastal storage sites located in Livorno, Naples and Ravenna.
LPG is used as heating and automotive fuel. In 2018, Eni share of LPG market in Italy was 17.8%.
Outside Italy, the main market of Eni is Ecuador, with a market share of 37.3%.
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
In 2018, Eni’s share of lubricants market in Italy was 19.06%, in Europe 3% and on a worldwide base 1%. Eni operates in more than 80 countries by subsidiaries, licensees and distributors.
Oxygenates
Eni’s, through its subsidiary Ecofuel (100% Eni’s share), sells approximately 0.9 mmtonnes/y of oxygenates, mainly ethers (approximately 3% of world demand, used as a gasoline octane booster) and methanol (mainly for petrochemical use). About 79% of oxygenates are produced in Eni’s plants in Italy (Ravenna), Saudi Arabia (in joint venture with Sabic) and Venezuela (in joint venture with Pequiven) and the remaining 21% is purchased.
Chemicals
Eni operates in the businesses of olefins and aromatics, basic and intermediate products, polystyrene, elastomers and polyethylene. Its major production hubs are located in Italy and Western Europe. At the end of 2017 Eni started operations for the production of elastomers in South Korea in joint venture with a local operator.

The business results of operations in 2018 and its strategy are described in “Item 5 – 2016-2018 Group results of operations” and “Item 5 – Management’s expectations of operations”.
In 2018 sales of chemical products amounted to 4,938 ktonnes, increased from 2017 (up by 292 ktonnes, or 6.3%). The main increases were registered in olefins (up by 14.8%) and derivatives (up by 20.4%), partly offset by lower sales volumes of polyethylene (down by 6.3%) and elastomers (down by 3.2%).
Average unit sales prices of the intermediates business increased by 7.1% from 2017, with olefins and aromatics up by 10.9% and 4,2%, respectively. Despite, the polymers reported a decrease of 2.4% from 2017.
Petrochemical production of 9,483 ktonnes increased by 528 ktonnes (up by 5.9%) mainly due to higher production of intermediates business (up by 8.1%), in particular derivatives up by 17.6%; the polymers productions were substantially in line despite the improvement of styrenics (+8.3%).
The main increases in production were registered at the Porto Marghera site (up by 22.9%), due to a recovery of production capacity for a shutdown in 2017, as well as Szàshalombatta, Mantova and Priolo sites. Decreasing productions at the Ferrara, Brindisi and Oberhausen sites due to unplanned shutdowns of the plants in 2018.
Nominal capacity of plants is in line from the previous year. The average plant utilization rate calculated on nominal capacity was 76.2% increased from 2017 (72.8%).
The table below sets forth Eni’s main chemical products availability for the periods indicated.
	Year ended December 31,
	2018	2017	2016
	(ktonnes)
Intermediates	7,130	6,595	6,580
Polymers	2,353	2,360	2,229
Total production	9,483	8,955	8,809
Consumption and losses	(5,085)	(4,566)	(4,917)
Purchases and change in inventories	540	257	853
	4,938	4,646	4,745

The table below sets forth Eni’s main petrochemical products revenues for the periods indicated.
	Year ended December 31,
	2018	2017	2016
	(€ million)
Intermediates	2,401	1,988	1,688
Polymers	2,589	2,730	2,380
Other revenues	130	133	128
Total revenues	5,120	4,851	4,196

Intermediates
Intermediates revenues (€2,401 million) increased by €413 million from 2017 (up by 20.8%) reflecting the higher commodity prices scenario that influences average intermediates prices of the main product of the business unit. Sales increased by 12.3%, in particular for ethylene business (up by 30.3%) and derivatives (up by 20.4%) driven by higher availability of product following the shutdowns in 2017.
Average unit prices increased by 7.1%, in particular olefins (up by 10.9%) and aromatics (up by 4.1%); decreasing of derivatives (down by 9.3%).
Intermediates production (7,130 ktonnes) registered an increase of 8.1% from the last year. Increasing of derivatives (up by 17.6%), aromatics (up by 8.3%) and olefins (up by 7%).

Polymers
Polymers revenues (€2,589 million) decreased by €141 million or 5.2% from 2017 due to lower sales volumes (down by 2.5%), as well as to the decrease of the average unit prices (down by 2.4%).
The styrenics business benefitted from the high sold volumes (up by 5.8%) for higher product availability; slightly decrease of sold prices (down by 1.4%).
Polyethylene volumes decreased (down by 6.4%) due to oversupply and mounting competitive pressure from cheaper products streams from the Middle-East and the USA; decreasing of average prices (down by 3.9%).
Polymers productions are in line from 2017 (2,353 ktonnes) despite the lower productions of polyethylene (down by 7.3%) and elastomers (down by 2.7%). The styrenics business reported higher production of styrene (up by 12.1%) and HIPS (up by 11.7%).
Versalis also engages in the production of chemicals from renewables sources through a 50%-owned joint venture with Novamont for the production of chemicals from crop and the acquisition in 2018 of the segment of green chemicals of the Mossi & Ghisolfi Group. In particular, the new assets will allow the valorization of biomass and the re-launch of the international licensing of a proprietary technology to produce second generation bio-ethanol, to meet the growing demand and sustainability criteria required for bio-fuels.
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

Research and development
Research and development is a key element in Eni’s transformation into an integrated energy company in a low-carbon future. The availability and development of cutting-edge technological skills at the service of innovation and sustainability and the continuous commitment to multiply the areas of application of the energy solutions identified are the common denominator of our activities.
Research projects cover every aspect of our value chain, with the aim of reducing risks and increasing efficiency, consolidating technological leadership and, in general, achieving greater quality, efficiency and sustainability in products, plants and processes.
Research and Development becomes, therefore, the lever to create value, with the aim of minimizing the time to market that from research leads to the development of technologies and their implementation on an industrial scale.
In 2018, Eni filed 43 patent applications (27 in 2017).
In 2018, Eni’s overall expenditure in R&D amounted to €197 million which were almost entirely expensed as incurred (€185 million in 2017 and €161 million in 2016).
Exploration & Production
Proprietary software for seismic signal processing, petroleum system modeling and flow assurance that confirms and strengthens Eni’s position at the top of the industry, both in terms of operating results and with significant savings on the cost of licenses and code maintenance.
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
Drilling Safety Technologies: to reduce by two orders of magnitude the risk of blowout occurrence compared to the OGP reference. To achieve this goal, new technologies able to improve well integrity both during drilling and well productive life are being developed.
Eni Subsea Hub Technology Solutions: to develop, together with industry partners, technologies to significantly reduce subsea development CAPEX and OPEX by using full subsea architectures, very long step-outs and life-of-field robotics. The program starts from lessons learned from Eni’s most recent subsea development projects (started-up in the last 3 years). The objective is to increase the distance between new subsea production systems and existing floating production facilities, or connect those new subsea assets directly to shore. Cost effective and flexible extra-long subsea architectures prove to efficiently work on a wide range of applications and design basis parameters. Key enabling technologies under development are multicontrol communication, subsea power distribution, subsea boosting and thermal management.
Refining & Marketing and Petrochemicals
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
Renewable Energy & Environment
Concentrated Solar Power. The Eni R&D effort towards the definition and application of improved Concentrated Solar Power (CSP) solutions has led to proprietary technology assemblies with advantageous capital investment and operation costs. A long-term partnership with Massachusetts Institute of Technology and the Politecnico of Milano (that has realized the first proprietary CSP prototype) has allowed the focusing of capabilities for this purpose. The deployment phase is ongoing in the South of Italy, with a pilot plant in Gela (Sicily) and a demo plant of 1MW thermal power.
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
Waste to Fuel. Eni is evaluating a Waste-to-Fuel process able to transform wet domestic waste into bio-oils suitable to feed Eni’s biorefineries to obtain second-generation biofuels. A pilot has been developed in Gela and it started the operations at the end of 2018.

Energy Transition
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
European Union Environmental Laws Framework
In 2018, the main environmental efforts of the European Union continued to focus on the air quality, energy transition, circular economy, clean mobility, energy efficiency and climate change.
On November 4, 2016, the Paris Agreement entered into force, exactly 30 days after the date on which the last of at least 55 Parties to the Convention accounting in total for at least an estimated 55% of the total global greenhouse gas emissions have deposited their instruments of ratification. To date, the 185 Parties have ratified the Convention. This important step in the common international Climate Change strategy sets out a global action plan to put the world on track to avoid dangerous climate change by limiting global warming to well below 2°C. By the ratification of the Convention, the governments agreed to limit the increase to 1.5°C, since this would significantly reduce risks and the impacts of climate change. In 2018, the UN Climate Change Conference (COP 24) had taken place in Katowice (Poland). The COP 24 was the next step for governments to implement the Paris Agreement “rulebook” and accelerate the transformation to sustainable, resilient and climate-safe development. This conference further clarified the enabling frameworks that will make the agreement fully operational and the support needed for all nations to achieve their climate change goals. The participated countries had continued to negotiate the finer details of how the agreement will work from 2020 onwards. In particular, the final Decision of the COP24 defined the guidelines for most of the major mechanisms introduced by the Paris Agreement, such as the financial support for developing countries, the preparation and communication of the Parties emission reduction commitments, the periodic review of the results and the transparency of the information. However, the COP24 did not make any progress on the rules for the carbon offsets development and emission trading between Parties and privates (article 6 of the Paris Agreement). On this topic, the negotiations could not go over the impasse due to a divergence between the Parties on a few crucial points.
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
On November 30, 2016, the following step of this strategy was written down, when the EU Commission presented the Clean Energy for All Europeans (so called “Clean Energy Package”). By this proposal, the EU is consolidating the enabling environment for the transition to a low carbon economy through a wide range of interacting policies and instruments reflected under the Energy Union Strategy. The Package has three main goals: putting energy efficiency first, achieving global leadership in renewable energies and providing a fair deal for consumers. The Package includes the revision of the Directive 2012/27/EU on Energy Efficiency (EED) with the goal to adapt the existing Directive in order to meet EU climate and energy targets for 2030 and align it with other aspects of the Clean Energy package, including a revised Energy Performance of Buildings Directive (EPBD), a recast directive on the Promotion of Renewable Energy Sources – Directive 2009/28/CE (RED II) and a new regulation on Governance of Energy Union.

Negotiations have now been concluded on all aspects of the new Clean Energy Package and all of the new rules will be formally adopted in the 2019. Finalising these changes will mark a significant step towards the creation of the Energy Union and delivering on the EU’s Paris Agreement commitments. The new legislative package strengthens two existing targets for the EU by 2030: a binding renewable energy target of at least 32% and an energy efficiency target of at least 32.5% – with a possible upward revision in 2023. For the electricity market, it confirms the 2030 interconnection target of 15%, following on from the 10% target for 2020. These policies will lead to steeper emission reductions for the whole EU than anticipated – some 45% by 2030 relative to 1990 (compared to the existing target of a 40% reduction). The revised Renewable Energy Directive sets also the target for renewable energy in the transport sector. In particular, Member States must require fuel suppliers to supply a minimum of 14% of the energy consumed in road and rail transport by 2030 as renewable energy. Within the target, the advanced biofuels must be supplied at a minimum of 0.2% of transport energy in 2022, 1% in 2025 and increasing to at least 3.5% by 2030. On the other hand, biofuels produced from food and feed crops will be frozen at 2020 consumption levels plus an additional 1% with a maximum cap of 7% of road and rail transport fuel in each Member State. Lastly, biofuels produced from used cooking oil and animal fats will be capped at 1.7% in 2030, even if Member States may, where justified, modify that limit, taking into account the availability of feedstock. In terms of environmental sustainability, the European Commission set out limits and sustainable criteria on high Indirect Land Use Change-risk feedstocks, such as palm oil. These feedstocks will be capped at 2019 levels until 2023. After that, they will be progressively phased-out up to zero percent by 2030.
The Clean Energy Package also sets up a robust governance system for the Energy Union and each Member State is now required to draft integrated national energy and climate plans for 2021 to 2030 outlining how they will achieve their respective targets. A further part of the package seeks to establish a modern design for the EU electricity market, adapted to the new realities of the more flexible market, better placed to integrate a greater share of renewables.
The Clean Energy Package targets also played an important part in the Commission’s preparation for its long-term vision for a climate neutral Europe by 2050, published on 28 November 2018, before the COP24. The 2050 strategy shows how Europe can lead the way to climate neutrality by investing into realistic technological solutions, empowering citizens and aligning action in key areas such as industrial policy, finance or research – while ensuring social fairness for a just transition. The 2050 strategy will be firstly debated at the European Council on May 9, 2019 in Sibiu and then adopted by the European Council in the second half of 2020.
Under the electricity market reform, a Directive and a Regulation, the European Commission introduced a new limit for power plants eligible to receive subsidies as capacity mechanisms. Subsidies to generation capacity emitting 550gr CO2/kWh or more will be phased out, as of 2020 for new infrastructure and as of 2025 for existing plants. The Commission’s proposal has been approved and emerges as one the main points of the EU climate legislation. The 550gr criterion, used in the European Investment Bank’s policy, is technology neutral and in practice preclude from the subsidies the coal power plants and some inefficient gas plants.
A centerpiece of the EU’s 2030 energy and climate policy framework is the binding target to reduce overall GHG emissions by at least 40% below 1990 levels by 2030. To achieve this cost-effectively, the sectors covered by the EU Emission Trading System (EU ETS) will have to reduce their emissions by 43% compared with 2005, while non-ETS sectors will have to reduce theirs by 30%. The ETS is now in the last years of the III phase (2013 – 2020). In July 2015, the European Commission published its proposal to revise the directive on the EU ETS for the 2021 – 2030 period (Phase IV) and on February 2018, the European Council formally approved the reform of the EU ETS for phase IV to ensure the energy sector and energy intensive industries deliver the emissions reductions needed. To this end, the overall number of emission allowances will decline at an annual rate of 2.2% from 2021 onwards, compared to 1.74%. The new list of carbon leakage sectors has also been published and includes all the Eni’s activity sectors excluding the extraction and production of natural gas. The carbon leakage sectors will receive 100% of the free allowances calculated with the sectorial benchmark, for all the IV phase (2021 – 2030). Currently around 46% of Eni’s direct GHG emissions are included within the Carbon Pricing Scheme by its participation in the EU ETS.
In May 2018, the European institutions adopted the Effort Sharing Regulation (ESR) to ensure further emission reductions in sectors falling outside the scope of the EU emissions trading system (ETS) for the period 2021 – 2030. The ESR maintains existing flexibilities (e.g. banking, borrowing and buying and selling between Member States) and provides two new flexibilities, allowing the use of some EU ETS emissions allowances and credits from land use sector to achieve the final target. This agreement brings the EU closer to fulfilling its Paris climate commitment of an at least 40% cut in greenhouse gas emissions by 2030 compared to 1990 levels. The regulation aims to ensure that the non-ETS sectors emissions reduction target of 30% by 2030 compared to 2005 levels is reached in the effort sharing sectors, including buildings, agriculture (non-CO2 emissions), waste management and transport (excluding aviation and international shipping).
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
On December 31, 2016, the new National Emissions Ceilings (NEC) Directive entered into force. The NEC directive based on a Commission proposal sets stricter limits on the five main pollutants in Europe: sulfur dioxide (SO2), nitrogen oxides (NOx), ammonia (NH3), volatile organic compounds (VOC) and primary particulate matter (PM). The NEC Directive must be transposed by the Member states by June 30, 2018. The new NEC directive repeals and replaces Directive 2001/81/EC. Each EU Member State is required to produce a National Air Pollution Control Program by March 31, 2019 setting out the measures it will take to ensure compliance with the 2020 and 2030 reduction commitments.
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
In August 2017 the Commission Implementing decision 2017/1442 of July 31, 2017 entered in force. The decision establishes the best available techniques (BAT) conclusions, under Directive 2010/75/EU of the European Parliament and of the Council, for large combustion plants (LCP – combustion installations with a rated thermal input exceeding 50 MW). Plants with a thermal input lower than 50 MW are, however, discussed in the LCP BAT where technically relevant because smaller units can potentially be added to a plant to build one larger installation exceeding 50 MW. In December 2017, the Large Combustion Plant Best Available Technique reference document (LCP BREF) was published. The update of both documents was expected under the Emission Directive and will have a significant implication on the Eni’s technologies applied in the power plants. A Technical Working Group has been formed to implement a new Best Available Techniques Guidance Document on the upstream hydrocarbon exploration and production sector. Moreover, in November, Commission has published its implementing decision establishing best available techniques (BAT) conclusions, under Directive 2010/75/EU of the European Parliament and of the Council, for the production of large volume organic chemicals (LVOC BAT). New emissions and efficiency standards will help national authorities to lower the environmental impact of the 3,200 installations that produce Large Volume Organic Chemicals (LVOC) and represent 63% of the EU’s entire chemical industry.
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
Fluorinated gases (‘F-gases’) play an important role in the accomplishment of the Paris Agreement and in the EU environmental policy. These ozone-depleting substances are regulated by F-gas Regulation (No. 517/2014) which applies from January 1, 2015. The new regulation strengthens the previous measures and should cut by 2030 the EU’s F-gas emissions by two-thirds compared with 2014 levels. This represents a fair and cost-efficient contribution by the F-gas sector to the EU’s objective of cutting its overall GHG emissions by 80 – 95% of 1990 levels by 2050. In 2017, the EU continued to shape the F-gases strategy. In October 2017, the Commission Implementing Decision (EU) 2017/1984 was published in the Official Journal. The decision sets a reference values for the period January 1, 2018 to December 31, 2020 for each producer or importer which has lawfully placed on the market hydrofluorocarbons from January 1, 2015 UE of October 24, 2017.
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
HSE activity for the year 2018
Eni is committed to continuously improving its model for managing health, safety and environment issues across all its businesses in order to minimize risks associated with its own industrial activities, ensure reliability of its industrial operations and comply with all applicable rules and regulations.
In 2018, Eni’s business units continued to obtain certifications of their management systems, industrial installations and operating units according to the most stringent international standards. The total number of certifications achieved was 294, of which:
•
88 certifications according to the ISO 14001 standard;

•
10 registrations according to the EMAS regulation (EMAS is the Environmental Management and Audit Scheme recognized by the European Union);

•
22 certifications according to the ISO 50001 standard (certification for an energy management system);

•
95 according to the OHSAS 18001 standard (Occupational Health and Safety management Systems – requirements) and 6 according to the new ISO 45001 standard;

•
40 according to the ISO 9001 standard (certification of the quality management system).

In 2018 the percentage of Eni industrial installations and operating units with a significant HSE risk covered by certification is 94% for the OHSAS 18001/ISO 45001 standard and 93% for the ISO 14001 standard.
In 2018, total HSE expenses (including cross-cutting issues such as HSE management systems implementation and certification, etc.) amounted to €1,254 million (+14% vs 2017).
Environment. In 2018, Eni incurred total expenditures of €914 million for the protection of the environment (with an increase of 21% with respect to 2017). Environmental expenditures are mainly related to remediation and reclamation activities (€374 million), waste management (€224 million), water management (€131 million), air protection (€66 million) and spill prevention (€41 million).
Safety. Eni is committed to safeguarding the safety of its employees, contractors and all people living in the areas where its activities are conducted and its assets located. In 2018, the new legislation didn’t impact significantly procedures already in place for safety in the workplace.
The dissemination of safety culture is a value for Eni. In 2018, in order to increase safety’s culture in the workforce, awareness-raising initiatives continued and a new one was launched.
Below the main initiatives 2018 to strengthen the safety culture:
•
Safety starts @ home: realization of videos, based on safety golden rules, on safe behavior even at home

•
Inside Lesson Learned Project: dissemination and sharing of the most significant lessons learned through video clips in Italy and abroad;

•
Io vivo sicuro: theatrical events or roundtables to raise awareness among top management, contractors and external guests

•
Process safety workshop and newsletter: two workshops were organized on the following topics “Fire prevention” and “Pressure equipment”, aimed at professionals in the safety field, and Eni personnel engaged in technical, technological and plant manager services. Quarterly newsletter on process safety were disseminated at company level.

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
Despite all the initiatives and activities carried out in 2018, the Total Recordable Injury Rate for the workforce worsened by 6% compared to 2017 (0.35 vs 0.33).
Regarding emergency preparedness to oil spill, Eni has joined the Oil Spill Response-Joint Industry Project (OSR-JIP I & II) which was launched in December 2011 by International Association of Oil&Gas Producers (IOGP) and International Petroleum Industry Environmental Conservation Association (IPIECA) and concluded in 2016 set-up after the Macondo accident.
The OSR-JIP aimed at:
•
providing a forum for industry to share knowledge on the science, tools and techniques;

•
representing the industry on approaches for oil spill preparedness and response, working closely with other associations on communications with both national and global regulatory groups;

•
engaging pro-actively in broader outreach and communication.

The OSR-JIP carried out specific projects dealing with exercise planning, in situ burning, dispersants advocacy-subsea, efficacy-post spill monitoring, upstream risk assessment and response capability, etc., publishing 11 Research Reports, 9 Technical Reports and 24 Good Practice Guidance Eni participates at two Global Initiatives jointly led by the IMO and IPIECA: OSPRI (Black Sea, Caspian Sea and Central Eurasia) and WACAF (West, Central and Southern Africa).
Costs incurred in 2018 to support the safety levels of operations and to comply with applicable rules and regulations were €260 million.
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
Information about Eni's strategy and targets in a low-carbon scenario in accordance to standards set by the Task Force on climate-related Financial Disclosures (TCFD) of the Financial Stability Board and other non-financial information about sustainability is provided in the “Non-financial Information report” which is part of Eni’s 2018 Annual Report published in accordance with Italian law and practice. These reports are not incorporated by reference in this Form 20-F.

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
Licenses (or concessions) give the holder the right to explore for and exploit a commercial discovery. Under a license, the holder bears the risk of exploration, development and production activities and provides the financing for these operations. In principle, the license holder is entitled to all production minus any production taxes or royalties, which may be in cash or in-kind. Concession contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production activity. Both exploration and production licenses are generally for a specified period of time (except for production licenses in the United States which remain in effect until production ceases). The term of Eni’s licenses and the extent to which these licenses may be renewed vary by area. Contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. The company holding the mining concession has an exclusive right on exploration, development and production activities, sustaining all the operational risks and costs related to the exploration and development activities, and it is entitled to the productions realized. As a compensation for mineral concessions, pays royalties on production (which may be in cash or in-kind) and taxes on oil revenues to the state in accordance with local tax legislation.
Proved reserves to which Eni is entitled are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right.
Eni operates under Production Sharing Agreement (PSA) in several foreign jurisdictions mainly in African, Middle Eastern and Far Eastern countries. The mineral right is awarded to the national oil company jointly with the foreign oil company that has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract, the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment (technologies) and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “Cost Oil” is used to recover costs borne by the contractor and “Profit Oil” is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country.
Pursuant to these contracts, Eni is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The Company’s share of production volumes and reserves representing the Profit Oil includes the share of hydrocarbons which corresponds to the taxes to be paid, according to the contractual agreement, by the national government on behalf of the Company. Therefore, the Company recognizes at the same time an increase in the taxable profit, through the increase in revenues, and a tax expense. Proved reserves to which Eni is entitled under PSAs are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (Cost Oil) and recognize the Profit Oil set contractually (Profit Oil). A similar scheme to PSA applies to Service contracts.
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
These provisions are to be coordinated with a new law effective as of February 12, 2019, which requires certain Italian administrative bodies to adopt within eighteen months a plan indented to identify areas that are suitable for carrying out exploration, development and production of hydrocarbons in the national territory, including the territorial seawaters. Until approval of such a plan, it is established a moratorium on exploration activities, including the award of new exploration leases. Following the plan approval, exploration permits resume their efficacy in areas that have been identified as suitable; on the contrary, in unsuitable areas, exploration permits are repealed. As far as development and production concessions are concerned, pending the national plan approval ongoing concessions retain their efficacy and administrative procedures underway to grant extension to expired concession remain unaffected; instead no applications to obtain new concession can be filed. Once the above mentioned national plan is adopted, development and production concessions that fall in suitable areas can be granted further extensions and applications for new concessions can be filed; on the contrary development and production concessions current at the approval of the national plan that fall in unsuitable areas are repealed at their expiration and no further extensions can be granted, nor new concession applications can be filed. In case Italian administrative bodies fail to adopt the national plan for suitable areas within two years from the law enactment, the general moratorium on exploration activities is revoked and application for new concession permits can be filed. According to the statute, areas that suitable to the activities of exploring and developing hydrocarbons must conform to a number of criteria including morphological characteristics and social, urbanistic and industrial constraints, with particular bias for the hydrogeological balance, current territorial planning and with regard to marine areas for externalities on the ecosystem, reviews of marine routes, fishing and any possible impacts on the coastline.
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

Decree, was converted to Law No. 20 on March 24, 2012. This law aimed at:
•
enhancing competitiveness in gas tariffs to residential customers. The Italian authority in charge with setting pricing mechanisms for gas supplies to certain categories of end-users (ARERA) started from the second quarter of 2012 a process to revise the indexation mechanism of the raw material component by gradually increasing the weight of spot prices in the indexation of the supply costs of gas thus replacing the oil-linked indexation (see below); and

•
reforming the storage system introducing market-based mechanisms for the allocation of storage capacity, moving away from the traditional “pro-rata”/tariff system, and with the aim to reduce the cost of natural gas for industrial customers. In particular:

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

Based on the principles described above, the Minister of Economic Development and the ARERA are due to establish yearly detailed criteria for the allocation of gas storage capacities.
In 2017, 1.5 BCM of integrated storage and regasification capacity was offered to the industrial sector.
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
Natural gas prices in the retail sector
Following the liberalization of the natural gas sector introduced in the year 2000 by Decree No. 164, prices of natural gas in the wholesale market which includes industrial and power generation customers are freely negotiated. However, the ARERA retains a power of surveillance on this matter as per Law No. 481/1995 (establishing the ARERA) and Legislative Decree No. 164/2000. Furthermore, the ARERA is still entrusted (as per the Presidential Decree dated October 31, 2002) with the power of regulating natural gas prices to residential customers, also with a view of containing inflationary pressure deriving from increasing energy costs. Consistently with those provisions, companies which sell natural gas to residential customers are currently required to offer to those customers the regulated tariffs set by ARERA beside their own price proposals.
In 2013, a new tariff regime was fully enacted by ARERA targeting Italian residential clients who are entitled to be safeguarded in accordance with current regulations. Clients who are eligible for the tariff mechanism set by the ARERA are residential clients (principally households, including residential buildings consuming less than 200,000 CM/y). With Resolution No. 196 effective from October 1, 2013, the ARERA reformulated the pricing mechanism of gas supplies to those customers by providing a full indexation of the raw material cost component of the tariff to spot prices at the TTF (Title Transfer Facility) hub in Northern Europe, replacing the then current regime that provided a mix between an oil-based indexation and spot prices.
The new tariff regime intended to partially offset the negative impact born by wholesalers due to possible indexation mismatches by introducing a pricing component intended to compensate wholesalers for losses that they would incur on those risks. Furthermore, it was provided a stability mechanism whereby a wholesaler part of a long-term, take-or-pay gas supply contract could opt to be reimbursed for the possible negative difference between the oil-linked costs of gas supplies and spot prices in the two thermal years following the implementation of the new regime; conversely, in case spot prices would fall below the oil-linked cost of gas supplies in the following two thermal years, the same wholesaler had to refund customers of the difference. Those provisions explicated their effects in 2014 – 2016.
This tariff regime also reduced the tariff components intended to cover storage and transportation costs. Finally, it also increased the specific pricing component intended to remunerate certain marketing costs incurred by retail operators, including administrative and retention costs, losses incurred due to customer default and a return on capital employed.
This new tariff indexation aiming at safeguarding the purchase-power of households was initially intended to remain effective till July 1, 2019 (as provided by Law 124/17). However, this deadline has been prorogated by one year (as per Law Decree 91/2018). From that point onwards, households in Italy will no longer have access to regulated tariffs for gas supplies. Consumers will have to choose among the different pricing proposals made by gas selling companies. The ARERA has established that gas selling companies comply with certain requirements about the offerings to customers which include at least two pricing indexations (fixed and variable), both complemented with contractual conditions regulated by the ARERA. Management believes that this development will increase competition in the Italian retail market for selling gas.
Other regulatory developments in the gas and electric sector in Italy
The Italian ARERA is currently reviewing gas transport tariffs along the Italian backbones to define tariff criteria intended to allow gas transport operators recover their operating costs for the next three-year time frame. This could potentially open opportunities to gas shippers, like Eni, due to the proposed elimination of long-term, ship-or-pay contracts at the points of access to the Italian national transport system. It is worth mentioning that an administrative measure introduced by ARERA effective from thermal year 2017 – 2018 helped gas shippers to recover part of the sunk costs associated with transport capacities at the points of access to the Italian network, which were booked by the shippers through multi-year arrangements. According to this measure, any unfilled transport capacity at the expiration of those multi-year arrangements may be recovered in the subsequent three-year time frame, with a net benefit to logistic costs.
Refining and marketing of petroleum products
Refining. The current regulations on refining activity in Italy provides that Italian administrative bodies authorize plans filed by refining operators intended to set up new processing and storage plants and to upgrade capacity, while all other changes that do not affect capacity can be freely implemented. This regime was streamlined by Law Decree No. 5/2012 that defined mineral oil processing and storage plants as “strategic installations” that need authorization from the State, in agreement with the local administrations. The Decree introduced a unitized process of authorization that must be finalized within 180 days, subject to compliance with applicable environmental regulations. the company has not experienced any material delays in obtaining relevant concessions for the upgrading of the Sannazzaro underway.
Marketing. Following the enactment of the above-mentioned Law Decree No. 1 on January 24, 2012, certain measures are expected to be introduced in order to increase levels of competition in the retail marketing of fuels. The rules regulating relations between oil companies and managers of service stations have been changed introducing the difference between principal and non-principal of a service station. Starting from June 30, 2012, principals will be allowed to freely supply up to 50% of their requirements. In such case, the distributing company will have the option to renegotiate terms and conditions of supplies and brand name use. As for non-principals, the law allows the parties to renegotiate terms and conditions at the expiration of existing contracts and new contractual forms can be introduced in addition to the only one allowed so far, i.e. exclusive supply. The law also provides for an expansion of non-oil sales.. Furthermore, the law 205/2017 provides some measures for preventing of tax evasion in the sale of oil products that in the past produced anticompetitive effects on the sector. The law requires the advance payment of Value Added Tax (VAT) on oil products before the extraction from deposits or the sale to consumer.
Service stations. Legislative Decree No. 32 of February 11, 1998, as amended by Legislative Decree No. 346 of September 8, 1999 and Law Decree No. 383 of October 29, 1999, as converted in Law No. 496 of December 28, 1999, significantly changed Italian regulation of service stations. Legislative Decree No. 32 replaces the system of concessions granted by the Ministry of Industry, regional and local authorities with an authorization granted by city authorities while the Legislative Decree No. 112 of March 31, 1998 still confirms the system of such concessions for the construction and operation of service stations on highways and confers the power to grant to Regions. Decree No. 32 also provides for: (i) the testing of compatibility of existing service stations with local planning and environmental regulations and with those concerning traffic safety to be performed by city authorities; (ii) the option to extend by 50% the opening hours (currently 52 hours per week) and a generally increased flexibility in scheduling opening hours; (iii) simplification of regulations concerning the sale of non-oil products and the permission to perform simple maintenance and repair operations at service stations; and (iv) the opening up of the logistics segment by permitting third-party access to unused storage capacity for petroleum products. Subsequently, various regulations have been enacted in Italy with the aim of improving network efficiency, modernizing service stations and opening up the market. Currently, all service stations are provided with self-service equipment and the sale of non-oil products has been broadly introduced by local administrative bodies. Law Decree No. 1/2012 also allowed the installation of fully automated service stations with prepayment, but only outside city areas. Law No. 133 of August 6, 2008, by intervening in competition provisions, removes some national and regional regulations, which might limit the liberty of establishment and introduces new provisions particularly concerning the elimination of restrictions concerning distances between service stations, the obligation to undertake non-oil activities and the liberalization of opening hours.
The new regulatory framework provided by the legislative decree No 257/2016 – implementing EU Directive 2014/94/UE on alternative fuel infrastructures – has introduced minimum requirements for the construction of infrastructure for the development of alternative fuels to mitigate the environmental impacts of the transport sector. The legislation established, furthermore, an adequate number of charging stations accessible to the public to be created throughout the country by 2020.

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
In order to support the achievement of the renewables target in the transport sector established by the EU and national laws, the Ministerial Decree of 2 March 2018, provides the legislative framework to incentivize the production of both biomethane and other advanced biofuels to be used in the transport sector.
The Decree provides incentives for plants starting operations between 2018 and 2022 and to plants that are converted to biomethane production.
The incentive consists in an allocation of a Certificate (CIC) for every 10 Gcal of biomethane produced. The certificate has a market value since fossil fuel marketers have to sell a minimum percentage of biofuels annually, for which they receive the same Certificates.
In order to access to incentives, producers must comply with legal and technical regulations governing the quality and certification of the produced biomethane, verified by the competent Authority (Gestore dei Servizi Energetici, GSE).
These measure aims to favor advanced biofuels production through the valorization of waste, notably of agricultural and farm/zoo technical waste.
Petroleum product prices. Petroleum products’ prices were completely deregulated in May 1994 and are now freely established by operators. Oil and gas companies periodically report their recommended prices to the Ministry of Economic Development; such recommendations are considered by service station operators in establishing retail prices for petroleum products.
Compulsory stocks. According to Legislative Decree of January 31, 2001, No. 22 (“Decree 22/2001”) enacting Directive No. 1993/98/EC (which regulates the obligation of Member States to keep a minimum amount of stocks of crude oil and/or petroleum products) compulsory stocks, must be at least equal to the quantities required by 90 days of consumption of the Italian market (net of oil products obtained by domestically produced oil). In order to satisfy the agreement with the International Energy Agency (Law No. 883/1977), Decree No. 22/2001 increased the level of compulsory stocks to reach at least 90 days of net import, including a 10% deduction for minimum operational requirements. Decree No. 22/2001 states that compulsory stocks are determined each year by a decree of the Minister for Economic Development based on domestic consumption data of the previous year, defining also the amounts to be held by each oil company on a site-by-site basis. The Legislative Decree No. 249/2012, entered into force on February 10, 2013 to implement the Directive No. 2009/119/EC (imposing an obligation on Member States to maintain minimum stocks of crude oil and/or petroleum products), sets forth in particular: (a) that a high level of oil security of supply through a reliable mechanism to assure the physical access to oil emergency and specific stocks shall be kept; and (b) the institution of a Central Stockholding Entity under the control of the Ministry for Economic Development that should be in charge of: (i) the purchase, holding, sell and transportation of specific stocks of products; (ii) the stocktaking; (iii) the statistics on emergency, specific and commercial stocks; and, eventually (iv) the storage and transportation service of emergency and commercial stocks in favor of sellers of petroleum products not vertically integrated in the oil chain. As of December 31, 2018, Eni owned 5.1 mmtonnes of oil products inventories, of which 3.4 mmtonnes as “compulsory stocks”, 1.5 mmtonnes related to operating inventories in refineries and deposits (including 0.2 mmtonnes of oil products contained in facilities and pipelines) and 0.2 mmtonnes related to specialty products. Eni’s compulsory stocks were held in term of crude oil (34%), light and medium distillates (36%), refinery feedstock (21%), fuel oil (4%) and other products (5%) were located throughout the Italian territory both in refineries (84%) and in storage sites (16%).
Competition
Like all Italian companies, Eni is subject to Italian and EU competition rules. EU competition rules are set forth in Articles 101 and 102 of the Lisbon Treaty on the Functioning of the European Union entered into force on December 1, 2009 (“Article 101” and “Article 102”, respectively being the result of the new denomination of former Articles 81 and 82 of the Treaty of Rome as amended by the Treaty of Amsterdam dated October 2, 1997 and entered into force on May 1, 1999) and EU Merger Control Regulation No. 139 of 2004 (EU Regulation 139). Article 101 prohibits collusion among competitors that may affect trade among Member States and that has the object or effect of restricting competition within the EU. Article 102 prohibits any abuse of a dominant position within a substantial part of the EU that may affect trade among Member States. EU Regulation 139 sets certain turnover limits for cross-border transactions, above which enforcement authority rests with the European Commission and below which enforcement is carried out by national competition authorities, such as the Antitrust Authority in the case of Italy. On May 1, 2004, a new regulation of the European Council came into force (No. 1/2003) which substitutes Regulation No. 17/1962 on the implementation of the rules on competition laid down in Articles 101 and 102 of the Treaty. In order to simplify the procedures required of undertakings in case of conducts that potentially fall within the scope of Article 101 and 102 of the Treaty, the new regulation substitutes the obligation to inform the Commission with a self-assessment by the undertakings that such conducts do not infringe the Treaty. In addition, the burden of proving an infringement of Article 101(1) or of Article 102 of the Treaty shall rest on the party or the authority alleging the infringement. The undertaking or association of undertakings claiming the benefit of Article 101(3) of the Treaty shall bear the burden of proving that the conditions of that paragraph are fulfilled. The regulation defines the functions of authorities guaranteeing competition in Member States and the powers of the Commission and of national courts. The Competition Authorities of the Member States shall have the power to apply Articles 101 and 102 of the Treaty in individual cases. For this purpose, acting on their own initiative or on a complaint, they may take the following decisions:
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
Property, plant and equipment
Eni has freehold and leasehold interests in real estate in numerous countries throughout the world. The Company enters into operating lease contracts with third parties to hire plant and equipment such as floating production and storage offloading vessels (FPSO), drilling rigs, time charter, service stations and other equipment. Management believes that certain individual petroleum properties are of major significance to Eni as a whole. Management regards an individual petroleum property as material to the Group in case it contains 10% or more of the Company’ worldwide proved oil&gas reserves and management is committed to invest material amounts of expenditures in developing it in the future. See “Exploration & Production” above for a description of Eni’s both material and other properties and reserves and sources of crude oil and natural gas.

Organizational structure
Eni SpA is the parent company of the Eni Group. As of December 31, 2018, there were 213 subsidiaries and 103 associates, joint ventures and joint operations that were accounted for under the equity or cost method or in accordance to Eni’s share of revenues, costs and assets of the joint operations calculated based on Eni’s working interest. Information on Eni’s investments as of December 31, 2018 is provided in the notes to the Consolidated Financial Statements.
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
Executive summary
Key consolidated financial data

		2018	2017	2016
		(€ million)
Net sales from operations from continuing operations		75,822	66,919	55,762
Operating profit (loss) from continuing operations		9,983	8,012	2,157
Net profit (loss) attributable to Eni from continuing operations		4,126	3,374	(1,051)
Net profit (loss) attributable to Eni from discontinued operations				(413)
Net profit (loss) attributable to Eni		4,126	3,374	(1,464)
Net cash provided by operating activities – continuing operations		13,647	10,117	7,673
Capital expenditures – continuing operations		9,119	8,681	9,180
Disposal of assets, consolidated subsidiaries and businesses		1,242	5,455	1,054
Shareholders’ equity including non-controlling interest at year end		51,073	48,079	53,086
Net borrowings at year end		8,289	10,916	14,776
Net profit (loss) attributable to Eni basic and diluted from continuing operations	(€ per share)	1.15	0.94	(0.29)
Dividend per share	(€ per share)	0.83	0.80	0.80
Ratio of net borrowings to total shareholders’ equity including non-controlling interest (leverage)(1)		0.16	0.23	0.28

(1)
For a discussion of the usefulness and a reconciliation of these non-GAAP financial measures with the most directly comparable GAAP financial measures see – “Liquidity and capital resources – Financial Conditions” below.

Reported earnings
In the full year 2018, net profit attributable to Eni’s shareholders was €4,126 million, up by 22.3% vs. the prior-year (€3,374 million); operating profit of  €9,983 million represented a 24.6% increase over 2017 (up by approximately €2 billion).
Eni’s results were supported by a better trading environment with average Brent prices increasing by 31% from 2017 to 71 $/barrel in 2018, in a highly volatile scenario. In the first ten months of the year, oil prices built on gains peaking at 85 $/barrel in October, the highest level in the last four years, due to a global economic recovery and a balanced demand/supply backdrop. Starting from November, alongside a sharp correction in the global financial markets, oil prices entered a downturn losing about 40% from the peak, falling to approximately 50 $/barrel at the end of the year, due to signs of weakening global growth, oversupplies, uncertainties tied to the commercial dispute between the USA and China and the Brexit, as well as geopolitical factors. In December, OPEC and Russia announced a production cut of 1.2 million barrel/d effective from 2019, which helped crude oil prices rebound to the sixty-dollars level in the first months of 2019.
In this scenario, Eni’s E&P segment reported an increase in operating profit of  €2.56 billion, leveraging on better prices and production increases, with the latter boosted by a shift in the production mix towards barrels with higher profitability. Hydrocarbons production rose to 1.73 mmBOE/d, with a 1.3% annual grow at constant prices (1% on reported basis), driven by Eni’s successful strategy of reducing the time-to-market of its reserves as witnessed by five new field start-ups in the year and fast ramp-up at core projects like the Zohr gas field in Egypt. The reserve replacement ratio was 124% on all-sources basis;

when stripping out asset purchases and divestments the ratio was still 100%. The de-booking of proved reserves made at a project in Venezuela negatively affected the reserve replacement ratio by fifteen percentage points and was driven by a deteriorated operating environment.
The all-sources reserve replacement ratio improved significantly from the year-ago ratio of 27% due to the fact that in 2017 the Company divested significant interests in the properties of Zohr and Area 4 in Mozambique.
The G&P segment improved its operating profit by approximately €0.6 billion, driven by the overall restructuring of all the business lines. The Company was able to monetize the flexibilities associated with the portfolio of long-term gas contracts, as in the case of the option to lift additional volumes of gas beyond the minimum contractual take in case of favourable market trends like the ones that occurred in the first nine months of the year with a tighter gas market. Also, optimization in the power business and in logistics, as well as growth in the LNG business leveraging its integration with the E&P segment helped the segment’s results.
The downstream oil and chemical businesses were negatively affected by a challenging trading environment (approximately down by €1.4 billion) because of rapidly-escalating oil-based feedstock costs in the first ten months of the year, which were not fully recovered in the final prices of products due to competitive pressure from more efficient producers and a slowdown in markets for oil and chemicals commodities in the final part of the year. Those market developments caused a squeeze in commodity margins (the SERM benchmark refining margin was down by 26% to 3.7 $/barrel; the cracker margin down by 11% and the polyethylene margin was down by 69%), the effects of which were partly offset by improved margins on retail sales of fuels and efficiency gains.
Adjusted results
Adjusted operating profit and adjusted net profit are determined by excluding from the reported results inventory holding gains or losses and non-core gains and losses (pre and post-tax, respectively).
Adjusted operating profit (or loss) and adjusted net profit (or loss) provide management with an understanding of the results from our underlying operations by excluding the effects of certain disposals and charges or gains that do not reflect the ordinary results of our operations. Adjusted measures of profitability are used to evaluate our period-over-period operating performance, as management believes these provide more comparable measures as they adjust for disposals and special charges or gains not reflective of the underlying trends in our business. These Non-GAAP performance measures may be useful to an investor in evaluating the underlying operating performance of our business, because the items excluded from the calculation of such measures can vary substantially from company to company depending upon accounting methods, management’s judgment, book value of assets, capital structure and the method by which assets were acquired, among other factors.
In 2018, non-core items, including the gain of the initial recognition of Eni’s interest in Vår Energi resulting from the business combination between the fully-owned subsidiary Eni Norge and Point Resources (as difference between the fair value of the investment and the book value of disposed net asset), the gain on the divestment of a 10% interest in the Zohr gas field, impairment losses and other non-core charges were a net negative of  €388 million in net profit and of  €1,161 million in operating profit. Furthermore, an inventory holding loss of  €69 million (€96 million pre-tax) was recorded due to declining crude oil and products prices at end of the year reflected in the alignment of inventories at their net realizable values.
The Group underlying performance – i.e net of the effect of non-core gains and losses and the inventory holding loss – resulted in adjusted net profit for the year of  €4,583 million compared to €2,379 million in 2017, and in adjusted operating profit of  €11,240 million compared to €5,803 million in 2017, almost doubling y-o-y, up by €5.44 billion. The increase in adjusted operating profit was driven by higher results in the E&P segment which doubled its operating profit at €10,850 million, up by €5.68 billion, and by a recover in profitability at the G&P segment with a €0.33 billion gain. Price and margin effects accounted for €4 billion, while improvements in the underlying performance driven by production growth and a better volume mix in the E&P segment accounted for €1.4 billion.
The table below sets forth details of the identified non-core gains and losses included in the net results during the period presented.

	Year ended December 31,
Eni Group	2018	2017	2016
	(€ million)
(Profit) loss on inventory	96	(219)	(175)
Environmental provisions	325	208	193
Impairment losses (impairments reversals), net	866	(221)	(459)
Impairment of exploration projects			7
Net gains on disposal of assets	(452)	(3,283)	(10)
Risk provisions	380	448	151
Provision for redundancy incentives	155	49	47
Reinstatement of Eni Norge amortization charges(1)	(375)
Fair value gains/losses on commodity derivatives	(133)	146	(427)
Reclassification of currency derivatives and exchange effects to management measure of business performance	107	(248)	(19)
Estimate revision of revenues accrued in the gas retail business		64	161
Valuation allowance of doubtful accounts(2)		616	410
Write-off of the damaged units of the EST conversion plant at the Sannazzaro refinery			193
Provision for removal and clean-up of EST conversion plant			24
Compensation gain on part of a third-party insurer relating to the EST plant incident			(217)
Other	288	231	279
Total net non-core items in operating profit	1,257	(2,209)	158
Finance expenses	(85)	502	116
of which: reclassification of currency derivatives and exchange effects to management measure of business performance	(107)	248	19
Capital gains on disposal of investments	(909)	(163)	(57)
Write downs of investments and financing receivables	67	537	483
Write down of deferred tax assets/utilization of deferred tax liabilities	99		170
Tax effects relating to the US tax reform		115
Tax effects on the above listed items and other items	55	160	(214)
Tax effects on (profit) loss on inventory	(27)	63	55
Net non-core items in net profit	457	(995)	711
Net (charges) gains attributable to non-controlling interest
Net non-core items attributable to Eni	457	(995)	711

(1)
Management has evaluated to reinstate correlation between hydrocarbon production and reserve depletion by accruing the underlying UOP-based amortization charges of Eni Norge subsidiary classified in accordance to IFRS 5 due to the business combination with Point Resources. In the GAAP results, assets or disposal group held for sale are not to be depreciated or amortized.

(2)
Includes credit losses in E&P for receivables in Nigeria and Venezuela and in the retail G&P business for the estimate made in accordance with the expected loss accounting model net of the estimate made in accordance to the incurred loss accounting for credit losses.

The table below provides a reconciliation of those Non-GAAP measures to the most comparable performance measures calculated in accordance with IFRS.
	Year ended December 31,
	2018	2017	2016
	(€ million)
GAAP measure of operating profit	9,983	8,012	2,157
Inventory holding (gains) and losses	96	(219)	(175)
Identified net (gains) losses	1,161	(1,990)	333
Total net non-core items in operating profit	1,257	(2,209)	158
Non-GAAP measure of operating profit	11,240	5,803	2,315
GAAP measure of net profit	4,126	3,374	(1,051)
Inventory holding (gains) and losses, post tax	69	(156)	(120)
Identified net (gains) losses, post tax	388	(839)	831
Total net non-core items in net profit	457	(995)	711
Non-GAAP measure of net profit	4,583	2,379	(340)

Cash flow from operating activities amounted to €13,647 million for the full year of 2018 and was up by 35% y-o-y, driven by an improved underlying performance and scenario effects. Cash flow from operating activities was affected by a lower level of receivables due beyond the end of the reporting period being sold to financing institutions, compared to 2017 (approximately €280 million). Other positive cash flows were associated with positive changes in receivables and payables associated with investing activities (mainly including the cash-in of the deferred price of the Zohr disposals made in 2017), which amounted to €0.9 billion. Asset disposals amounted to €1.24 billion. Capital expenditure for the year, including investments, was €9.36 billion. That amount included the following items: entry bonuses paid in connection with the acquisition of interests in two producing Concession Agreements and a third under development in the UAE (€869 million); non-strategic acquisitions in the gas mid-downstream business (approximately €100 million); the expenditures pertaining to a 10% divested interest in the Zohr project (€170 million) incurred from January 1, 2018 to the closing of the transaction (end of June 2018), which were reimbursed to Eni by the buyer.
After having funded capital expenditures and the dividend of  €2.95 billion, the positive cash inflows of 2018 resulted in a significant surplus, which increased the Group’ s cash and cash equivalents on hand.
At December 31, 2018, the Group’s net debt decreased by €2,627 million to €8,289 million. The Group ratio of finance debt to total equity at year-end 2018 was 0.51. However, in assessing the Group financial structure, management is using a measure of indebtedness, which subtracts cash and cash equivalents and other very liquid financial assets from finance debt. This Non-GAAP measure of indebtedness is defined “net borrowings” (see Glossary). The ratio of net borrowings to total equity is defined “Leverage” (see Glossary) and is commonly used by management in assessing the Group financial condition (see paragraph “Financial condition” below). Leverage at year-end 2018 decreased to 0.16 down from 0.23 at the end of 2017.
In 2019, we are projecting a capital expenditure budget of approximately €8 billion of which 80% relating to the E&P segment. That amount does not include the planned expenditures to acquire certain equity investments, particularly the acquisition of a 20% interest in the Ruwais refining complex in UAE with an expected expenditure of approximately €3 billion, which completion is forecast to occur by end of 2019.
We expect a production growth rate of approximately 2.5% compared to 2018 assuming constant crude oil prices and excluding portfolio transactions. Finally, we are projecting a cash dividend for the full year 2019 of  €0.86 per share. See “Management expectations of operations”.

Trading environment

	2018	2017	2016
Average price of Brent dated crude oil in U.S. dollars(1)	71.04	54.27	43.69
Average price of Brent dated crude oil in euro(2)	60.15	48.03	39.47
Average EUR/USD exchange rate(3)	1.181	1.130	1.107
Standard Eni Refining Margin (SERM)(4)	3.7	5.0	4.2
Euribor – three month euro rate %(3)	(0.32)	(0.33)	(0.26)

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

When the term margin is used in the following discussion, it refers to the difference between the average selling prices and reflects the trading environment and is, to a certain extent, a gauge of industry profitability.
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
In the first ten months of the year, oil prices built on gains peaking at 85 $/barrel in October, the highest level in the last four years, due to global economic growth and a balanced demand/supply backdrop. Starting from November, alongside a sharp correction in the global financial markets, oil prices entered a downturn losing about 40% from the peak, falling to approximately 50 $/barrel at the end of the year, due to signs of weakening global growth, oversupplies, uncertainties tied to the commercial dispute between the USA and China and Brexit, as well as geopolitical factors. In December, OPEC and Russia announced a production cut of 1.2 million barrel/d effective from 2019, which helped crude oil prices rebound to the sixty-dollars level in the first months of 2019.
Eni’s refining margins (Standard Eni Refining Margin – SERM) which represents the benchmark for the level of profitability of Eni’s refineries before fixed cash expenses, decreased from a year ago (down by 26%) to 3.7 $/BBL driven by the sharp increase of oil prices reported in the first ten months, not recovered in the sale prices of refining products due to competitive pressure in the markets. Assuming the budget scenario of exchange rates and oil spreads, the breakeven SERM of Eni refineries is in line with our earlier guidance.
The exchange rate of euro against the dollar for 2018 was 1.181, with an appreciation of 4.5% compared to the average exchange rate recorded in 2017.
Critical accounting estimates
The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the carrying amounts of assets and liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments and past experience or other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas assets, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets, equity-accounted investments and goodwill, decommissioning and restoration liabilities, business combinations, pensions and other post-retirement benefits, and recognition of environmental liabilities. Although the Company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used. A review of significant accounting estimates and judgemental areas is provided in “Item 18 – Note 1 to Consolidated Financial Statements”.
2016 – 2018 Group results of operations
Overview of the profit and loss account for three years ended December 31, 2016, 2017 and 2018
The table below sets forth a summary of Eni’s profit and loss account for the periods indicated. All line items included in the table below are derived from the Consolidated Financial Statements prepared in accordance with IFRS.
	Year ended December 31,
	2018	2017	2016
	(€ million)
Net sales from operations	75,822	66,919	55,762
Other income and revenues(1)	1,116	4,058	931
Total revenues	76,938	70,977	56,693
Operating expenses	(59,130)	(55,412)	(47,118)
Other operating (expense) income	129	(32)	16
Depreciation, depletion and amortization	(6,988)	(7,483)	(7,559)
Impairment reversal (impairment losses), net	(866)	225	475
Write-off	(100)	(263)	(350)
OPERATING PROFIT (LOSS)	9,983	8,012	2,157
Finance income (expense)	(971)	(1,236)	(885)
Income (expense) from investments	1,095	68	(380)
PROFIT (LOSS) BEFORE INCOME TAXES	10,107	6,844	892
Income taxes	(5,970)	(3,467)	(1,936)
Net profit (loss) – continuing operations	4,137	3,377	(1,044)
Net profit (loss) – discontinued operations			(413)
Net profit (loss)	4,137	3,377	(1,457)
Attributable to:
Eni’s shareholders:	4,126	3,374	(1,464)
- continuing operations	4,126	3,374	(1,051)
- discontinued operations			(413)
Non-controlling interest:	11	3	7
- continuing operations	11	3	7
- discontinued operations

(1)
Includes, among other things, contract penalties, income from contract cancellations, gains on disposal of mineral rights and other fixed assets, compensation for damages and indemnities and other income.

The table below sets forth certain income statement items as a percentage of net sales from operations for the periods indicated.
	Year ended December 31,
	2018	2017	2016
	(%)
Operating expenses	78.0	82.8	84.5
Depreciation, depletion, amortization, impairment reversal (impairment losses) net, write-off	10.5	11.2	13.3
OPERATING PROFIT	13.2	12.0	3.9

2018 compared to 2017. In the full year 2018, net profit attributable to Eni’s shareholders was €4,126 million, up by 22.3% vs. the previous year result (€3,374 million); operating profit of  €9,983 million represented a 24.6% increase over 2017 (up by approximately €2 billion). Eni’s results benefitted from a better trading environment with average Brent prices increasing by 31% from 2017 to 71 $/barrel, in a highly volatile scenario. For further details see management discussion in the paragraph “Executive summary”.
2017 compared to 2016. Net profit attributable to Eni’s shareholders for the full year of 2017 was €3,374 million, a noticeable improvement over 2016, when a loss of  €1,464 million was incurred from both continuing and discontinued operations, with the latter due to a charge on the Saipem shareholding following the loss of control over the investee. The reported operating profit for the full year of 2017 was €8,012 million, sharply higher than in 2016 (up by €5,855 million). The Eni Group recorded a substantial recovery in profitability across all business segments. This trend benefitted from higher commodity prices and margins and the progress in implementing the Group’s strategy.
Analysis of the line items of the profit and loss account
a) Total revenues
Eni’s revenues were €76,938 million, €70,977 million and €56,693 million for the years ended December 31, 2018, 2017 and 2016, respectively. Total revenues consist of net sales from operations and other income and revenues. Eni’s net sales from operations amounted to €75,822 million, €66,919 million and €55,762 million for the years ended December 31, 2018, 2017 and 2016, respectively, and its other income and revenues totaled €1,116 million, €4,058 million and €931 million, respectively, in these periods.
Net sales from operations
The table below sets forth, for the periods indicated, net sales from operations generated by each of Eni’s business segments including intragroup sales, together with consolidated net sales from operations.
	Year ended December 31,
	2018	2017	2016
	(€ million)
Exploration & Production	25,744	19,525	16,089
Gas & Power	55,690	50,623	40,961
Refining & Marketing and Chemicals	25,216	22,107	18,733
Corporate and other activities	1,589	1,462	1,343
Consolidation adjustments(1)	(32,417)	(26,798)	(21,364)
NET SALES FROM OPERATIONS	75,822	66,919	55,762

(1)
Intragroup sales are included in net sales from operations in order to give a more meaningful indication as to the volume of the activities to which sales from operations by segment may be related. The largest intragroup sales are recorded by the Exploration & Production segment. “Item 18 – Note 35 – of the Notes on Consolidated Financial Statements” for a breakdown of intragroup sales by segment for the reported years.

2018 compared to 2017. Eni’s net sales from operations (revenues) for 2018 (€75,822 million) increased by €8,903 million from 2017 (or up by 13.3%) primarily reflecting the recovery in commodity prices.
Revenues generated by the Exploration & Production segment (€25,744 million) increased by €6,219 million (or up by 31.9%). This was due to higher average realizations on equity hydrocarbons (oil realizations up by 30.8%; gas realizations up by 41% on average in dollar terms) driven by increasing prices for the marker Brent (up by 30.9%) and better gas prices due to tighter gas markets in certain geographies and the ramp-up of production with higher-than-average gas realizations.
Revenues generated by the Gas & Power segment (€55,690 million) increased by €5,067 million (or up by 10%). The increase reflected higher natural gas and power prices, as well as increased revenues from trading activity due to higher oil and products selling prices.
Revenues generated by the Refining & Marketing and Chemical segment (€25,216 million) increased by €3,109 million (or up by 14.1%) mainly in the Refining & Marketing business with an increase of €2,958 million due to higher commodity prices. The average selling prices of gasoline and gasoil reported an increase of 14% and 30%, respectively. Revenues generated in the Chemical segment slightly increased (up by €272 million) boosted by the increase in average selling prices as well as by higher volumes sold (up by 6%).

2017 compared to 2016. Eni’s net sales from operations (revenues) for 2017 (€66,919 million) increased by €11,157 million from 2016 (or up by 20%) primarily reflecting higher realizations on oil, products and natural gas due to the recovery in commodity prices. Changes in sales volumes of products sold were immaterial.
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
Other income and revenues
2018 compared to 2017. Eni’s other income and revenues amounted to €1,116 million in the full year 2018 and mainly related to the gain on the divestment of a 10% interest in the Zohr project. The reduction of  €2,942 million from the full year 2017 is due to the gains on disposals recorded in 2017 on the sale of a 40% interest in the Zohr gas field in Egypt (€1,281 million) and of a 25% interest in natural gas-rich Area 4 offshore Mozambique (€1,985 million).
2017 compared to 2016. Eni’s other income and revenues for 2017 (€4,058 million) increased by €3,127 million from 2016 primarily reflecting gains on the disposal of a 40% interest in the Zohr gas field in Egypt (€1,281 million) and of a 25% interest in natural gas-rich Area 4 offshore Mozambique (€1,985 million).
b) Operating expenses
The table below sets forth the components of Eni’s operating expenses for the periods indicated.
	Year ended December 31,
	2018	2017	2016
	(€ million)
Purchases, services and other	55,622	51,548	43,278
Impairment losses (impairment reversals) of trade and other receivables, net	415	913	846
Payroll and related costs	3,093	2,951	2,994
Operating expenses	59,130	55,412	47,118

2018 compared to 2017. Operating expenses for 2018 (€59,130 million) increased by €3,718 million y-o-y, up by 6.7%, primarily reflecting higher supply costs of raw materials (natural gas under long-term supply contracts, refinery and chemical feedstock and hydrocarbons purchased for resale). Purchases, services and other costs included €705 million relating mainly to environmental provisions and the recognition of losses on certain contractual and commercial disputes. Payroll and related costs (€3,093 million) increased by €142 million from 2017, up by 4.8%, mainly due to the increase in average wages and higher provisions for redundancy incentives relating to an early retirement program in the Eni gas e luce subsidiary. These increases were partly offset by a reduction in the average number of employees outside Italy and the appreciation of the euro against the US dollar.
2017 compared to 2016. Operating expenses for 2017 (€55,412 million) increased by €8,294 million y-o-y, up by 17.6%, primarily reflecting higher supply costs of raw materials (natural gas under long-term supply contracts, refinery and chemical feedstock and hydrocarbons purchased for resale). Purchases, services and other costs included €660 million relating mainly to environmental provisions and the recognition of losses on certain contractual and commercial disputes (€360 million in 2016). Payroll and related costs (€2,951 million) decreased by €43 million from 2016, down by 1.4%, mainly due to the lower average number of employees and the appreciation of euro vs. the dollar and the GBP.
c) Depreciation, depletion, amortization, impairment losses (impairment reversals) net and write-off
The table below sets forth a breakdown of depreciation, depletion, amortization, impairment losses (impairment reversals) net and write-off for the periods indicated.
	Year ended December 31,
	2018	2017	2016
	(€ million)
Exploration & Production	6,152	6,747	6,772
Gas & Power	408	345	354
Refining & Marketing and Chemicals	399	360	389
Corporate and other activities	59	60	72
Impact of unrealized intragroup profit elimination(1)	(30)	(29)	(28)
Total depreciation, depletion and amortization	6,988	7,483	7,559
Impairment losses	1,292	862	1,067
Reversals of impairment losses	(426)	(1,087)	(1,542)
Write-off	100	263	350
Total depreciation, depletion, amortization, impairment losses (impairment reversals), net and write off	7,954	7,521	7,434

(1)
This item concerned mainly intra-group sales of goods and capital, recorded at period end in the assests of the purchasing business segment.

2018 compared to 2017. In 2018, depreciation, depletion and amortization charges (€6,988 million) decreased by €495 million from 2017, or 6.6%, mainly in the Exploration & Production segment (a decrease of  €595 million) due to the classification of Eni Norge subsidiary as held for sale in accordance to IFRS 5 from the second half of 2018 due to the pending business combination with Point Resources. After Eni Norge was classified as held for sale in accordance to IFRS 5, amortization ceased. The total amount of depreciation, depletion and amortization was also positively impacted by the appreciation of the euro, partly offset by fields started-up and new projects ramp-up.
In 2018, the Group recorded impairment losses at property, plant and equipment for a total amount of €1,292 million, mainly relating to: (i) impairment losses of oil&gas assets driven by a lower-than-expected performance at certain fields in Congo and in the USA, and the impairment of a mineral interest reflecting a worsening operating environment (for a total of  €1,025 million), (ii) the write-down of capital expenditure relating to certain Cash Generating Units in the R&M business, which were impaired in previous reporting periods and continued to lack any profitability prospects (€156 million). These negatives were partly offset by the reversal of prior-year impairment losses at certain oil&gas assets driven by an improved outlook for gas prices in Italy and a reduction in the discount rate due to a reduced country-risk premium (for a total amount of  €299 million) and at certain transportation activities outside Italy due to the reduction of the country risk premium factored in the discount rate (€66 million).
The write-off amounting to €100 million, mainly related to the costs of exploratory wells lacking the requisites for continuing capitalization because they did not encounter commercial quantities of hydrocarbons or due to lack of management commitment in pursuing further appraisal activity in Vietnam and Morocco.
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
d) Operating profit (loss) by segment
The table below sets forth Eni’s operating profit by business segment for the periods indicated.
	Year ended December 31,
	2018	2017	2016
	(€ million)
Exploration & Production	10,214	7,651	2,567
Gas & Power	629	75	(391)
Refining & Marketing and Chemicals	(380)	981	723
Corporate and other activities	(691)	(668)	(681)
Impact of unrealized intragroup profit elimination	211	(27)	(61)
Operating profit (loss)	9,983	8,012	2,157

The table below sets forth operating profit (loss) for each of Eni’s business segments as a percentage of each segment’s net sales from operations (including intragroup sales) for the periods presented.
	Year ended December 31,
	2018	2017	2016
	(%)
Exploration & Production	39.7	39.2	16.0
Gas & Power	1.1	0.1	(1.0)
Refining & Marketing and Chemicals	(1.5)	4.4	3.9
Group	13.2	12.0	3.9

Exploration & Production. In 2018, the Exploration & Production segment reported an operating profit of  €10,214 million, with an increase of  €2,563 million compared to the operating profit of €7,651 million reported in 2017. The better performance was driven by higher realized prices on equity hydrocarbons and production increases, with the latter boosted by the increased contribution of barrels with higher-than-average profitability.

The operating result of the Exploration & Production segment included the gain on the disposal of interests in the Shorouk and Nour concessions located offshore Egypt (€339 million, net of assignment bonus and other charges) and benefitted from the suspension for a semester of amortization charges at the held-for-sale subsidiary Eni Norge due to the pending business combination with Point Resources, which closed at year-end. Assets or disposal group held for sale are not to be depreciated or amortized in accordance to IFRS 5.
These positives were partly offset by an allowance for doubtful accounts as part of a dispute to recover credits for investments due by a State counterparty to align the recoverable amount with the expected outcome of an ongoing renegotiation (€158 million), environmental charges and a charge taken in connection with the outcome of an arbitration proceeding relating a long-term contract to purchase regasification services, which resulted in the termination of the contract and of the related annual fees charged to Eni. It also awarded the counterparty equitable compensation of  €289 million. Finally, the result was negatively affected by currency translation effects being the EUR/USD dollar exchange rate up by 4.5% compared to 2017.
In 2018, the Company’s liquids and gas realizations increased on average by 35.4% in dollar terms, driven by a strengthened petroleum environment. Eni’s average oil realizations increased on average by 30.8%, in line with the increase recorded in international oil prices for the Brent market benchmark (up by 31% for the year). Eni’s average gas realizations increased by 41% driven by the ramp-up of production with a higher-than-average sale price.
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
In reviewing the performance of the Company’s business segments and with a view to better explaining year-on-year changes in the segment performance, management generally excludes the non-core gains and losses presented below in order to assess the underlying industrial trends and obtain a better comparison of core business performance across reporting periods. Excluding the below-listed gains and charges, the E&P segment reported a Non-GAAP operating profit of  €10,850 million, with an increase of  €5,677 million from 2017, or 109.7%. The increase was driven by a recovery in the commodity environment which drove increased oil&gas realizations in dollar terms (up by 35.4% on average), production growth and an improved underlying performance driven by a better sales mix on the back of the growth of production with higher-than-average profitability.

	Year ended December 31,
	2018	2017	2016
Exploration & Production	(€ million)
GAAP operating profit (loss)	10,214	7,651	2,567
Net gains on disposal of assets	(442)	(3,269)	(2)
Impairment losses (impairment reversals), net	726	(158)	(677)
Environmental provisions	110	46
Risk provisions	360	366	105
Reclassification of currency derivatives and translation effects to management measure of business performance	(6)	(68)	(3)
Valuation allowance of disputed receivables and others	158	442	410
Reinstatement of Eni Norge amortization charges	(375)
Other	105	163	94
Total gains and charges	636	(2,478)	(73)
Non-GAAP operating profit (loss)	10,850	5,173	2,494

Gas & Power. In 2018, the Gas & Power segment reported an operating profit of  €629 million, an increase of  €554 million compared to the profit of  €75 million of the previous year. This improvement was driven by the overall restructuring of all the business lines, effective management of flexibilities associated with the portfolio of long-term gas contracts, optimization in the power business and in logistics, as well as growth in the LNG business leveraging its integration with the E&P segment.
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
Excluding the below-listed gains and charges, the G&P segment reported a Non-GAAP operating profit of  €543 million, with an increase of  €329 million from 2017, reflecting the strong progress in restructuring all business lines. The main drivers of the operational improvements were the growth in LNG sales and margins as well as power and logistic optimizations. Furthermore, the favorable trends registered in the first nine months in the natural gas wholesale market enabled the Company to extract value from the flexibilities associated with the portfolio of long-term supply contracts, such as the opportunity to sell additional volumes beyond the minimum take at long-term contracts in case of favorable demand trends like those that occurred during the first nine months thanks to a tight gas market (i.e. the flexibility associated with the possibility to lift additional gas volumes from a long-term contract once the minimum annual take has been fulfilled up to the annual contractual quantity). Also the retail business showed an improved performance driven by lower credit losses due to the initiatives designed to de-risk the customer portfolio, as well as efficiency gains.
The items excluded from GAAP operating profit in determining the Non-GAAP measure of profitability include certain commodity fair-valued derivatives and accruals measurements.
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
Therefore, in explaining year-on-year charges and in evaluating the business performance management believes that is appropriate to identify the fair value of commodity derivatives because they relate to transactions that will close in subsequent reporting periods or we estimate the portion of gains and losses on the settlement of certain commodity derivatives where underlying physical transaction has yet to be settled with the delivery of the underlying commodity. Furthermore, although the Group classifies within net finance expense those gains and losses on currency derivatives, as well as on the alignment of trade receivable and payables denominated in dollars into the accounts of euro subsidiaries at the closing rate, we believe that it is appropriate to consider those gains and losses on currency derivatives and currency differences at our dollar-denominated trade payables and receivables as part of the underlying business performance.
From 2017, the recognition of the inventory holding (gains) losses has been discontinued in the Gas & Power segment adjusted result considering that inventory levels have been minimized and the fact that management is leveraging inventories to improve margins.
	Year ended December 31,
	2018	2017	2016
Gas & Power	(€ million)
GAAP operating profit (loss)	629	75	(391)
(Profit) loss on inventory			90
Impairment losses (impairment reversals), net	(71)	(146)	81
Environmental provisions	(1)
Allowance for doubtful accruals in the retail G&P			17
Provision for redundancy incentives	122	38	4
Fair value gains/losses on commodity derivatives	(156)	157	(443)
Reclassification of currency derivatives and translation effects to management measure of business performance	112	(171)	(19)
Estimated revenues accruals in the retail G&P		64	161
Revision of estimated revenues accruals in the retail G&P (difference between incurred loss vs. expected loss model)		223
Other	(92)	(26)	110
Total gains and charges	(86)	139	1
Non-GAAP operating profit (loss)	543	214	(390)

Refining & Marketing. In 2018, the Refining & Marketing and Chemicals segment reported an operating loss of  €380 million, reversing the operating profit of  €981 million reported in 2017, driven by a challenging trading environment because of rapidly-escalating oil-based feedstock costs which were not fully recovered in the final prices of products due to competitive pressure from more efficient producers and a slowdown in end-markets, leading to a squeeze in margins.
Furthermore, due to a sharp decline in crude oil and products prices recorded in the final weeks of 2018, inventories were aligned to their net realizable values recording an estimated loss of  €234 million compared to an inventory profit of  €213 million a year ago. Impairment losses and environmental provisions negatively affected the reported results by approximately €250 million.
The refining activity was negatively affected by a 26% decline in refining margins and by longer plant standstills. The oxygenated business was penalized by downtime at certain assets due to prolonged maintenance activities. These negative trends were offset by plant and supply optimizations, as well as by higher margins on green throughputs. Marketing activities reported an improved performance both in the retail and wholesale segments also leveraging on effective commercial initiatives to support margins and on efficiency actions.
The Chemical business was affected by the worsening trading environment characterized by sharply higher supply costs of oil-based feedstock in the first ten months that were not recovered in sale prices, by competitive pressures and by a demand slowdown in the last part of the year, mainly in the polyethylene segment, which resulted in a strong contraction of the benchmark margin of cracker (down by 11%) and polyethylene margins (down by 69%), as well as, by the fact that the first half of 2017 benefitted from particularly high prices of intermediates (butadiene and benzene) due to contingent factors.
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
In addition to the inventory holding loss, the non-core items of this segment for the year 2018 also comprised the write down of capital expenditures relating to certain Cash Generating Units in the refining business, which were impaired in previous reporting periods and continued to lack any profitability prospects (€156 million) and environmental provisions (€165 million).
In reviewing the performance of the Company’s business segments and with a view to better explaining year-on-year changes in the segment performance, management generally excludes the inventory holding gain (or loss) and the other non-core gains and losses presented below in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods. Excluding the below-listed gains and charges, the R&M and Chemical segment reported a Non-GAAP operating profit of  €380 million, with a decrease of  €611 million from 2017 due to the industrial trends described above.

	Year ended December 31,
	2018	2017	2016
Refining & Marketing and Chemicals	(€ million)
GAAP operating profit (loss)	(380)	981	723
(Profit) loss on inventory	234	(213)	(406)
Environmental provisions ond other costs	243	136	104
Impairment losses (impairment reversals), net	193	54	104
Net gains on disposal of assets	(9)	(13)	(8)
Provision for redundancy incentives	8	(6)	12
Other	91	52	54
Total gains and charges	760	10	(140)
Non-GAAP operating profit (loss)	380	991	583

Corporate and Other activities. These activities are mainly cost centers comprising holdings, financing and treasury activities in support of operating subsidiaries, central functions like information technology, legal counselling, human resources, insurance activitiesm general and administrative support, as well as the Group environmental clean-up and remediation activities performed by the subsidiary Syndial.
The aggregate Corporate and Other activities reported an operating loss of  €691 million in 2018, an increase of  €23 million from 2017, or 3.4%.
The aggregate Corporate and Other activities reported an operating loss of  €668 million in 2017 representing an increase of  €13 million from 2016, or 1.9%, mainly reflecting the recognition of risk provisions related to environmental issues and other, that were partly offset by the implementation of cost efficiency measures.
e) Net finance expenses
The table below sets forth a breakdown of Eni’s net financial expenses for the periods indicated:
	Year ended December 31,
	2018	2017	2016
	(€ million)
Gain (loss) on derivative financial instruments	(307)	837	(482)
of which – Derivatives on exchange rate	(329)	809	(494)
– Derivatives on interest rate	22	28	(12)
Exchange differences, net	341	(905)	676
Net income from financial activities held for trading	32	(111)	(21)
Interest income due to banks	18	12	15
Finance expense from banks on short and long-term debt	(685)	(751)	(757)
Finance expense due to the passage of time (accretion discount)	(249)	(264)	(312)
Other finance income and expense, net	(173)	(127)	(110)
	(1,023)	(1,309)	(991)
Finance expense capitalized	52	73	106
NET FINANCE EXPENSES	(971)	(1,236)	(885)

2018 compared to 2017. In 2018, net finance expenses were €971 million, lower by €265 million than in 2017. This reduction was due to lower interest expense on short and long-term debt, which reflected the €2,627 million decrease in net borrowings. Like in the comparative periods, losses on exchange rate derivatives were offset by gains on currency translation at dollar-denominated payables and receivables accrued by Italian subsidiaries, as the Group normally pools different exposures to the currency risk retained by operating subsidiaries and then hedges the Group net exposure to the risk.
Other net finance income and expense were a loss of  €173 million driven by the impairment of operating financing receivables due by an equity-accounted entity, which engaged in the execution of an exploration projects that was written-off due to an unsuccessful outcome.
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
f) Net income from investments
2018 compared to 2017. In 2018 the Group reported a net profit from investments of  €1,095 million and related to:
i).
dividends of  €231 million paid by minor investments in certain entities which were designated at fair value through OCI under IFRS 9 except for dividends which are recorded through profit. These entities mainly comprised Nigeria LNG Ltd (€187 million, where Eni has an interest of 10.4%) and Saudi European Petrochemical Co (€35 million, where Eni has an interest of 10%);

ii).
other net gains (€910 million) including the net gain on the Vår Energi business combination (approximately €890 million);

iii).
the impairment reversal (€262 million) at the Angola LNG equity-accounted entity due to improved project economics.

These gains were partly offset by Eni’s share of losses incurred by equity-accounted investments (€430 million) driven by losses recorded by the Saipem joint venture due mainly to the incurrence of impairment losses and restructuring charges by the investee, and by an impairment loss of a joint venture which engaged in an oil project due to the downward reserve revision on the back of a deteriorated operating environment.
2017 compared to 2016. In 2017 the Group reported a net profit from investments of  €68 million related to:
i).
dividends received from entities accounted for at cost (€205 million) relating to Nigeria LNG Ltd (€167 million) and Saudi European Petrochemical Co (€21 million);

ii).
net gains on the divestment of interests (€163 million) mainly relating to the disposal of the Gas & Power retail activity in Belgium.

These positives were partly offset by:
i).
a loss of  €267 million recorded on equity-accounted entities, mainly in the E&P segment (€99 million) and in the Chemical business (€61 million). This also included a loss of  €101 million recorded on the equity-accounted interest retained in Saipem, which was driven by the recognition of asset impairment charges and other extraordinary expenses by the investee;

ii).
other net losses mainly relating to an impairment charge recorded in the G&P segment referred to the interest in Unión Fenosa Gas SA (€35 million) due to a reduced profitability outlook.

g) Taxes
2018 compared to 2017. In 2018, income taxes amounted to €5,970 million, up by €2,503 million compared to 2017, or 72,2%. This increase reflected higher income before taxes which was €10,107 million, almost doubling compared to 2017.
Tax rate was approximately 59% compared to 51% reported in 2017, reflecting lower gains free of taxes or subject to a lower tax rate compared to the Group average tax rate. Excluding those non-core effects the Group tax rate was substantially in line with 2017 due to higher contribution of segments other than the E&P, the effect of which offset the increased E&P tax rate due to the recognition of lower deferred tax assets on projects and the fact that the loss incurred at an equity-accounted exploration project was not deductible.
2017 compared to 2016. In 2017, income taxes amounted to €3,467 million, up by €1,531 million compared to 2016, or 79%. This increase reflected higher income before taxes which was up by €5,952 million compared to 2016.
Tax rate was 51% compared to 217% recorded in 2016. This trend was explained by a recovery in profit before taxes at the E&P segment which helped the Company offset against the taxable income a higher share of deductible expenses, including those incurred under PSA contracts, and to dilute the incidence of non-deductible expenses. The reduction also reflected the recognition of deferred taxes in connection with the FID of the Coral project in Mozambique and the production start-up in Ghana.

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
	Year ended December 31,
	2018	2017	2016
	(€ million)
Net profit (loss)	4,137	3,377	(1,044)
Adjustments to reconcile net profit to net cash provided by operating activities:
– amortization and depreciation charges, impairment losses, write-off and other non monetary items	7,657	8,720	7,773
– net gains on disposal of assets	(474)	(3,446)	(48)
– dividends, interest, taxes and other changes	6,168	3,650	2,229
Changes in working capital related to operations	1,632	1,440	2,112
Dividends received, taxes paid, interest (paid)	(5,473)	(3,624)	(3,349)
Net cash provided by operating activities	13,647	10,117	7,673
Capital expenditures	(9,119)	(8,681)	(9,180)
Acquisition of investments and businesses	(244)	(510)	(1,164)
Disposals of consolidated subsidiaries, businesses, tangible and intagible assets and investments	1,242	5,455	1,054
Other cash flow related to investing activities (*) (**)	585	(32)	5,736
Changes in short and long-term finance debt	320	(1,712)	(766)
Dividends paid and changes in non-controlling interests and reserves	(2,957)	(2,883)	(2,885)
Effect of changes in consolidation, exchange differences and cash and cash equivalents	18	(65)	(3)
Change in cash and cash equivalent for the year	3,492	1,689	465
Cash and cash equivalent at the beginning of the year	7,363	5,674	5,209
Cash and cash equivalent at year end	10,855	7,363	5,674

(*)
For 2016, the item also includes the reimbursement of intercompany financing loans owed to Eni by Saipem for € 5,818 million.

(**)
Net cash used in investing activities included investments in and divestments of certain financial assets (mainly bank deposits) to absorb temporary surpluses of cash or as part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Furthermore, due to the Company’s decision to retain a cash reserve composed of held-for-trading securities, net cash used in investing activities also included investments and divestments of those securities. Also these held-for-trading financial assets are netted against finance debt in determining the Group net borrowings. For more information on their composition see Note 6 to the Consolidated Financial Statements. For the definition of net borrowings, see “Financial Condition” below. Cash flows of such investing activity were as follows:

(€ million)	2018	2017	2016
Investing activity:
– securities	(424)	(316)	(1,317)
– financing receivables	(196)	(72)	(272)
	(620)	(388)	(1,589)

(€ million)	2018	2017	2016
Disposal:
– securities	46	223
– financing receivables	217	506	6,860
	263	729	6,860
Net cash flows used in investing activity	(357)	341	5,271

	Year ended December 31,
	2018	2017	2016
	(€ million)
Net cash provided by operating activities	13,647	10,117	7,673
Capital expenditures	(9,119)	(8,681)	(9,180)
Acquisitions of investments and businesses	(244)	(510)	(1,164)
Disposals of consolidated subsidiaries, businesses, tangible and intangible assets and investments	1,242	5,455	1,054
Other cash flow related to capital expenditures, investments and divestments	942	(373)	465
Net borrowings(1) of acquired companies	(18)
Net borrowings(1) of divested companies	(499)	261	5,848
Exchange differences on net borrowings and other changes	(367)	474	284
Dividends paid and changes in minority interest and reserves	(2,957)	(2,883)	(2,885)
Change in net borrowings(1)	2,627	3,860	2,095
Net borrowings(1) at the beginning of the year	10,916	14,776	16,871
Net borrowings(1) at year end	8,289	10,916	14,776

(1)
Net borrowings is a non-GAAP financial measure. For a discussion of the usefulness of net borrowings and its reconciliation with the most directly comparable GAAP financial measures see “Financial Condition” below.

Analysis of the line items of the profit and loss account
In 2018, adjustments to reconcile net profit to net cash provided by operating activities mainly related to non-monetary charges and gains, which primarily regarded depreciation, depletion, amortization, impairment charges and reversals and the write-off of tangible and intangible assets (€7,954 million) and gains on disposals (€474 million). Adjustments to net profit also included accrued income taxes (€5,970 million) and interest expense (€614 million), which were partly offset by amounts actually paid (€5,226 million and €609 million, respectively).
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
a) Changes in working capital related to operations
In 2018, working capital generated an inflow of  €1,632 million. This was mainly due to a positive balance between trade receivables collected and trade payables paid (a net inflow of  €976 million), mainly in the Gas&Power segment and because we collected advances on future supplies of equity gas to our state-owned partners in Egypt in implementation of the agreements designed to provide adequate funding to the reserves development projects ongoing in the Country (€280 million). Other positive working capital adjustments for approximately €0.47 billion related to a risk provisions to settle an arbitration ruling and a positive adjustment relating to an allowance for credit losses in the E&P segment.
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
b) Investing activities
	Year ended December 31,
	2018	2017	2016
	(€ million)
Exploration & Production	7,901	7,739	8,254
Gas & Power	215	142	120
Refining & Marketing and Chemicals	877	729	664
Corporate and other activities	143	87	55
Impact of unrealized intragroup profit elimination	(17)	(16)	87
Capital expenditures	9,119	8,681	9,180
Acquisitions of investments and businesses	244	510	1,164
	9,363	9,191	10,344
Disposals of consolidated subsidiaries, businesses, tangible and intangible assets and investments	(1,242)	(5,455)	(1,054)

Capital expenditures totaled €9,119 million and €8,981 million, respectively in 2018 and in 2017.
For a discussion of capital expenditures by business segment and a description of year-on-year changes see below “Capital expenditures by segment”.
Acquisition of investments and businesses totaled €244 million in 2018 and €510 million in 2017. In 2018, acquisition of investments mainly related to (i) the subscription of a share capital increase at the Coral FLNG SA (€48 million) which is engaged in the development of a floating production and storage unit of LNG in natural gas-rich Area 4 offshore Mozambique; (ii) the 33.72% interest in the Commonwealth Fusion System Llc (CFS) which was set up following the spin-out of the Massachusetts Institute of Technology engaged in the development of technology for the production of nuclear fusion power; (iii) the acquisition of activities and technologies of in the segment of green chemicals based on use of renewable resources, particularly biomass; as well as (iv) the residual interest of the Gas Supply Company Thessaloniki Thessalia SA, involved in the distribution and marketing of natural gas in Greece (€24 million).
In 2018, disposals amounted to €1,242 million and mainly related to: (i) the divestment of a 10% interest in the Zohr field in Egypt to Mubadala Petroleum; (ii) the sale of the consolidated subsidiaries Tigáz Zrt and Tigáz Dso engaged in the gas distribution activity in Hungary; (iii) the sale of Eni’s share in the gas and liquid field in Sanga Sanga; (iv) the divestment of 100% interest of the fully consolidated Eni Croatia BV and of Eni Trinidad and Tobago Ltd. These cash inflows were netted by the cash of Eni Norge disposed of due to the business combination with Point Resources which led to the loss of control over the subsidiary (€258 million).
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
b) Dividends paid and changes in non-controlling interests and reserves
In 2018, dividends paid and changes in non-controlling interests and reserves (€2,957 million) related almost exclusively to Eni shareholders (€2,954 million, of which €1,513 million relating to the 2018 interim dividend and €1,441 million to the final dividend for fiscal year 2017).

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
Those securities amounted to €6,552 million as of end of 2018 and were accounted as mark-to-market financial instruments. For further information, see “Item 18 – Note 6 – Financial assets held for trading – of the Notes on Consolidated Financial Statements”. Non-operating financing receivables consist mainly of deposits with banks and other financing institutions and deposits in escrow.
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
	As of December 31,
	2018			2017
	Short-term	Long-term	Total	Short-term	Long-term	Total
Finance debt (short-term and long-term debt)	5,783	20,082	25,865	4,528	20,179	24,707
Cash and cash equivalents	(10,836)		(10,836)	(7,363)		(7,363)
Securities held for trading and other securities held for non operating purposes	(6,552)		(6,552)	(6,219)		(6,219)
Non operating financing receivables	(188)		(188)	(209)		(209)
Net borrowings	(11,793)	20,082	8,289	(9,263)	20,179	10,916

		As of December 31,
		2018	2017
Shareholders’ equity including non-controlling interest as per Eni’s Consolidated Financial Statements prepared in accordance with IFRS	(€ million)	51,073	48,079
Ratio of finance debt to total shareholders’ equity including non-controlling interest		0.51	0.51
Less: ratio of cash, cash equivalents and certain liquid investments not related to operations to total shareholders’ equity including non-controlling interest		(0.34)	(0.29)
Ratio of net borrowing to total shareholders’ equity including non-controlling interest (leverage)		0.16	0.23

Total debt of  €25,865 million consisted of  €5,783 million of short-term debt (including the portion of long-term debt due within twelve months equal to €3,601 million) and €20,082 million of long-term debt.

Total debt included unsecured bonds for €19,704 million (including accrued interest and discount on issuance). Bonds maturing in the next 18 months amounted to €4,596 million (including accrued interest and discount). Bonds issued in 2018 amounted to €2,844 million (including accrued interest and discount). Total debt was denominated in the following currencies: euro (75%), U.S. dollar (21%) and 4% in other currencies.
In 2018, net borrowings amounted to €8,289 million, representing a €2,627 million decrease from 2017. This reduction was driven by net cash flow from operations amounting to €13,647 million, the disposal of a 10% interest in Zohr in Egypt and of other non-strategic assets for a total of  €1.24 billion and other cash inflows related to investing activities, particularly the collection of two price instalments related to the disposal of interests of 10% and 30% in the Zohr project executed in 2017. As at December 31, 2018 securities held for trading included €5.5 billion of corporate bonds.
The ratio of finance debt to total equity was 0.51 at 2018 year-end.
Total equity increased by €2,994 million from December 31, 2017. This was due to the profit for the year, the positive foreign currency translation differences (€1,787 million) due to a 4.5% appreciation of the euro against the US dollar at year end (the exchange rate recorded on December 31, 2018 at 1.146, compared to 1 euro = 1.202 euro US$ at December 31, 2017), partly offset by dividend distribution of €2,953 million.
The Group Non-GAAP measure of its financial condition “Leverage” was 0.16 at December 31, 2018 reporting a decrease from 0.23 as of the end of 2017. This decline was driven by lower net borrowing, the effects of which were partly offset by an increase in the Group total equity as explained below.
Capital expenditures by segment
Exploration & Production. In 2018, capital expenditures of the Exploration & Production segment amounted to €7,901 million, mainly related to the development of oil&gas reserves (€6,506 million). Significant expenditures were directed mainly outside Italy, in particular in Egypt, Ghana, Norway, Libya, Nigeria, Congo and Iraq. Exploration expenditures (€463 million) were directed in particular in United States, Egypt, Mexico, United Arab Emirates and Indonesia.
In the 2018, the total amount of  €869 million related to the purchase of proved and unproved reserves and included the entry bonus in two producing concessions and in the offshore Ghasha concession in the United Arab Emirates.
Gas & Power. In 2018, capital expenditures in the Gas & Power segment totaled €215 million and mainly related to gas marketing initiatives (€161 million)) due to the purchase of interests in local gas distributors in markets synergic to our core operations and to the capitalization of expenses for the acquisition of new customers, and to the business of power generation (€46 million).
Refining & Marketing and Chemicals. In 2018, capital expenditures in the Refining & Marketing and Chemicals segment amounted to €877 million and regarded mainly: (i) refining activity in Italy and outside Italy (€587 million) aiming fundamentally at reconstruction works of the EST conversion plant at the Sannazzaro refinery, maintain plants’ integrity, as well as initiatives in the field of health, security and environment; (ii) marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€139 million); (iii) upgrading activities (€52 million); maintenance (€32 million), as well as environmental protection, safety and environmental regulation (€26 million) in the Chemicals business (€151 million).

Recent developments
The table below sets forth certain indicators of the trading environment for the periods indicated:
	Three months ended March 31,	Three months ended March 31,
	2018	2019
Average price of Brent dated crude oil in U.S. dollars(1)	67	63
Average EUR/USD exchange rate(2)	1.229	1.136
Standard Eni Refining Margin (SERM)(3)	3.0	3.4

(1)
Price per barrel. Source: Platt’s Oilgram.

(2)
Source: ECB.

(3)
In $/BBL, FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni’s refining system in consideration of material balances and refineries’ product yields.

In the period January 1 – March 31, 2019 the Brent crude oil price was 63 $/BBL on average, 6% lower than in the first quarter of 2018. This trend will negatively affect reported revenues, profitability and cash flow of our Exploration & Production segment, partly offset by the depreciation of the EUR vs. the USD.
Significant transactions
The significant transactions that occurred post-closing are described in item 4.
Management’s expectations of operations
Exploration & Production
Management will seek to boost the cash generation in the E&P segment leveraging on profitable production growth, capital discipline, effective project execution and strict control of operating expenses and working capital.
Exploration will continue driving the Company’s growth in the short and long-term. In the next four years, our exploration activities will focus on supporting the replacement of produced reserves and on contributing to cash generation. Our priorities in exploration will be:
•
Near-field success; i.e. the discovery of reserves in prospects close to producing fields, where we can leverage on existing infrastructures to readily develop the discovered resources, ensuring fast contribution to cash flows;

•
Initiatives in operated licenses with high working interest targeting conventional resources, where in case of material discoveries we can apply our dual exploration model;

•
A resumption of activities in high-risk, high-rewards plays.

Our dual exploration model contemplates the acquisition of high interests in exploration leases and, in case of exploration success, the partial divestiture of the discovered resources with a view of accelerating the conversion of resources into cash or of accomplishing asset swaps.
We are targeting a 3.5% average growth rate in hydrocarbons production up to a plateau of 2.13 million boe/d in the 2019-2022 plan period. In 2019, we expect a production growth of approximately 2.5% at constant Brent prices and excluding the effects of portfolio transactions. This growth is expected to be fueled organically by new fields start-ups and the achievement of full-field production at our main producing fields, including the Zohr gas field in Egypt, Block 15/06 in Angola and the gas project offshore Ghana, as well as continuing production optimization to fight fields natural decline. The main start-ups expected in the plan period include the projects that were sanctioned in 2018, mainly the Area 1 oil project offshore Mexico, the Merakes gas field in Indonesia, phase two of the Nenè Marine field in Congo and other developments in Italy, Egypt and Angola. We estimate that new field start-ups and production ramp-ups will add approximately 660 KBOE/d in 2022. We have good visibility as to the ability to achieve those production targets because they relate to already-sanctioned projects, mostly of which are operated, and to incremental development phases at our existing profit centers. Finally, in 2022 we are planning to start up production at certain very large projects in Mozambique, UAE, Norway and Nigeria which will contribute to our long-term production growth.

Our production plans include assumptions relating to production levels in certain countries that are particularly exposed to risks of disruptions and political instability. To factor in possible risks of unfavorable geopolitical developments in those countries, which may lead to temporary production losses and disruptions in our operations in connection with, among others, acts of war, sabotage, social unrest, clashes and other form of civil disorder, we have applied a haircut to our future production levels based on management’s appreciation of those risks, past experience and other considerations. However, this contingency factor does not cover worst-case developments and extreme events, which could determine prolonged production shutdowns. We note that our strategy of diversifying the geographic reach of our operations will lessen going forward our dependence on less politically stable areas such as North Africa, where we expect to reduce the relative weight of our production.
Our production plans are incorporating our Brent price scenario of 62 $/BBL in 2019 and a gradual ramping in the subsequent years up to our long-term case of 70 $/BBL in 2022 and going forwards (on constant monetary term 2022, i.e. from 2023 onwards crude oil prices will grow in line with a projected inflationary rate). Our pricing assumptions are based on forecast of steady oil demand growth against the backdrop of a moderate pace of expansion in the global economy and continuing support from Opec members and other producing countries to maintain a balance between global oil demand and supplies. We also expect that international oil companies will retain a disciplined approach to capital spending going forward. There are some risks to this outlook, including the role of OPEC and its ability to control global prices, the ability on the part of unconventional oil producers in the US to remain competitive in the current scenario and to continue increasing well productivity, as well as the role of geopolitical factors and any possible developments in the USA-China trade war and in Brexit. We note that following the sharp correction registered in the final months of 2018, crude oil prices have currently stabilized around the level of 62 – 63 $ per barrel in the first quarter of 2019 and volatility has subdued.
Due to those risks and uncertainties, management intends to retain a strong focus on capital and cost discipline and on reducing the time-to-market of our reserves. First, our capital projects will be carefully selected against our scenario assumptions and minimum requirements of internal rates of return. We intend to reduce financial exposure leveraging on a phased approach in developing our projects. Secondly, we plan to deliver our planned projects on time and on budget. Several of our projects are complex due to scale and reach of operations, environmentally-sensitive locations, external conditions, including offshore operations, industry limits and other considerations including the risk factors described in Item 3. These constraints and factors might cause delays and cost overruns. We plan to mitigate those risks in the future by continuing deployment of our skills and by our model of project execution driven by: (i) the execution in parallel of the main project activities, including discovery appraisal and pre-fid activities; (ii) the in-sourcing of critical engineering and project management phases, for example we are exercising strict control over hook-up and commissioning; (iii) the design-to-cost method whereby the Company has redirected its exploration efforts towards mature and low-complexity areas where we can achieve fast time-to-market and cost synergies; (iv) continuing progress in our technologies designed to improve drilling performance and the recovery factor.
Phased project development and strict integration between exploration and development have improved the overall project execution and cost efficiency. Finally, all of our projects undergo a thorough HSE assessment leading to the definition of an integrated plan to reduce blow-out and other well and operational risks and costs. Due to those drivers and our estimation that in recent years our discovery costs have been efficient, we believe that the price breakeven of our ongoing projects has decreased over the latest years, thus reducing the risk of a volatile scenario.
Finally, we plan to seek opportunities for further reductions in our development and operating costs, for example by reducing the downtime at our facilities and other measures.
Management also plans to increase the share of operated production in the Company’s portfolio. We expect operated production to grow at a faster rate than the average production leading to increase to 75% the rate of operated production at the end of the plan vs the current 73%. Project operatorship enables the Company to better schedule and control project execution, expenditures and timely achievement of project milestones and to mitigate project risks.
Gas & Power
We expect a weak outlook in the Gas & Power segment due to structural headwinds in the industry as we forecast sluggish demand growth, oversupplies and strong competition across all of our main markets in Europe, including Italy. Demand growth will be dampened by rising competition from renewables, increasing energy efficiency and an ongoing slowdown in the European economies. We are assuming that after a temporary reduction in supplies due to growing Asian demand and a slowdown in new project-sanctioning during the downturn, LNG supplies will resume adding pressures to the European markets based on expectations of a cooling off in demand from Far East and the coming online of new capacity. LNG cargoes are also expected to be delivered at Italian re-gasification terminals. Finally, new import gas pipelines to European markets are under consideration, which could possibly add to the risks of an oversupplied market. These trends are expected to be exacerbated by the constraints of the long-term supply contracts with take-or-pay clauses, whereby wholesale operators are forced to compete aggressively on pricing in order to limit the financial exposure dictated by the contracts in case of volumes off-taken below the minimum take. These developments are expected to increase market liquidity and to put pressure on the spread between gas spot prices at hubs in the northern Europe, which are the main indexation parameter of our supply contracts, and prices at the spot market in Italy which is the main market to sell our procured gas. Particularly, we expect the spread to decline by the end of the plan period when a new import route to Italy via pipe is anticipated to start operations.
Against this scenario, the Company priority in its Gas & Power business is to strengthen profitability and cash generation. The main drivers to achieve these goals are:
(i)
the renegotiations of our long-term gas supply contracts to align pricing and volume terms to current market conditions and dynamics as they evolve, and the reduction of logistic costs;

(ii)
the development of the LNG marketing business leveraging on the integration with the E&P segment with the aim of maximizing the profitability along the entire gas value-chain and of supporting the achievement of the final investment decisions at large gas upstream projects (for example in Mozambique, Nigeria, Indonesia). We plan to accelerate the growth of our LNG portfolio and we expect to reach 14 million tons of contracted volumes of LNG by 2022, of which 70% deriving from our equity production;

(iii)
leveraging integration with our downstream and upstream operations to extract better margins from the oil trading activity;

(iv)
managing the commodity risk in the power business by means of risk management activities intended to reduce the market risk;

(v)
increasing the profitability of the gas&power retail business, by enhancing the value of the existing customer base against the backdrop of escalating competitive pressures. This will be achieved by growing our customer base, by expanding the offer of new products and services other than the commodity and by continuing innovation in marketing processes including the deployment of digitalization in the acquisition of new customers, a reduction in the cost to serve and effective management of working capital.

Based on the above outlined trends and industrial actions, management expects that we will retain profitable, cash-positive operations in the Company’s gas marketing business over the plan period. Our profitability outlook factors in the expected outcome of ongoing and planned renegotiations of the Company long-term supply contracts which the Company is seeking to finalize during the plan period, as well as other circumstances subject to risks and uncertainties described in Item 3.
Refining & Marketing
The outlook of the European refining sector is challenging due to structural headwinds in the industry pressured by overcapacity, high global stockpiles of gasoline, the impact of energy efficiency on fuel consumptions and rising competition from cheaper products streams from the Middle East and other areas, where large expansion projects in new refineries or in the upgrading of existing plants are anticipated. Furthermore, fuel demand in Europe is projected to stagnate due to an ongoing economic slowdown. Management expects refining margins to hover around the 4-5 $ per barrel range in the next four years and beyond. Further appreciation in the dollar vs. the euro exchange rate could negatively affect this target.
Against this backdrop, the Company priority is to retain profitable and cash-positive operations even in a depressed downstream oil environment. Our priority is to reduce the breakeven margin of Eni refineries, targeting 3 $ per barrel with the full operability of our refining system, particularly with the restart of the EST high-conversion unit at the Sannazzaro refinery and the recovery of the Bayernoil plant. Other measures include optimization of plant setup also in view of minimizing the yield of fuels with high sulfur content considering the enactment of new international rules on the sulfur content of bunkering, and a shift in the supply mix towards a higher quota of heavy crudes which normally trade at a discount over the Brent light crude benchmark. We expect higher contribution from our green refining complexes due to the planned start-up of the Gela revamped refinery and the ramp up of green volumes at the Venice refinery. Finally, we plan to pursue efficiency gains in logistics, to achieve energy savings and to improve plant reliability with the support of the deployment of a digital shift in our operations. We expect the profitability of our refining business will be boosted significantly once we close the acquisition of a 20% interest in the refining complex of Ruwais in UAE. The transaction is expected to close by end of 2019. Our refining capacity will increase by approximately 35% by adding an efficient, large-scale asset with high conversion, ample geographic reach and close to sources of raw materials. We expect this asset to remain profitable even in a depressed trading environment. We expect to implement a capex plan designed to upgrade this refinery and to enhance its profitability, resulting in a reduction of our average breakeven refining margin in the medium term down to 2.7 $/BBL and longer term to 1.5 $/BBL.
In Marketing activities, where we expect competitive pressure to continue due to muted demand trends, we are planning to improve results of operations mainly by focusing on innovation of products and services anticipating customer needs, strengthening our line of premium products, as well as efficiency in the marketing and distribution activities. Further value will be extracted by the development of our initiatives in the segment of sustainable mobility and new fuels (for example the recharging for electric vehicles, hydrogen and compressed natural gas) and selling non-fuel products and services.
Chemical
The outlook in the chemical business is challenging due to an ongoing economic slowdown in Europe, in China and in other emerging economies and rising competitive pressures from cheaper products stream in the main commoditized segments, like polyethylene, from producers in Middle East and in the US which can leverage on larger plant scale and lower feedstock costs (as in the case of ethane-feed crackers). In addition, our petrochemical commodities are exposed to the volatility of the crude oil-based feedstock costs. Over the last few years, we have restructured our business by reducing capacity, divesting or exiting unprofitable lines, plant optimization and other efficiency measures as well as a shift in our product portfolio towards specialties, green chemicals and products with high technology content, which are less exposed to the scenario volatility. Looking forward we believe that further steps are needed to preserve profitable and cash-positive operations. The industrial plan identified the following lines of action intended to improve resiliency to the market volatility: (i) strengthening the productive footprint by means of improved plant integration and reliability as well as by rightsizing our captive ethylene capacity vs internal needs for the production of polyethylene; (ii) improving feedstock flexibility by switching to ethane in feeding our crackers; (iii) upgrading the product mix by developing differentiated products, leveraging on new applications through internal R&D; (iv) developing the international presence of our chemical business leveraging on proprietary technologies targeting markets with growth opportunities and access to competitive feedstock and outlets; and (v) developing our portfolio of green products.
Capital expenditure plans
Over the next four years, the Company plans to invest €33 billion in the business, representing a modest increase from the previous plan. Approximately 77% of planned capital expenditures is expected to support continued organic growth in oil&gas production and exploration for the search of new reserves. Projects to support the Company long-term decarbonization targets and the development of the circular economy and renewables are expected to be assigned 9% of the Group overall budget for capital expenditures. The remaining part will fund selective growth opportunities in the R&M and Chemical segment. The above mentioned amount does not include the planned expenditures to acquire certain equity investments, particularly the acquisition of a 20% interest in the Ruwais refining complex in UAE with an expected expenditure of approximately €3 billion, which completion is forecast to occur by end of 2019. Eni’s capital expenditure program is reflective of uncertainties about future trends in the oil markets and in the global macroeconomic environment. We intend to retain strict financial discipline going forward by focusing the more profitable projects in portfolio and phased approach to our larger projects to reduce our financial exposure.
We expect expenditure on development of oil&gas reserves over the next four years will be some €23 billion, of which approximately 65% directed to new field start-ups and ramp-ups, while the remaining 35% to production optimization and field re-vitalization. Project start-ups and plateau enhancement at existing fields will be geographically diversified and executed mainly in Egypt, with the full field development of the Zohr gas project, ramp up at the Norous complex and new start-ups, Nigeria, Italy, Mozambique to progress the large Coral and Mamba gas offshore fields, Libya, UAE, Iraq, Angola and Congo. Egypt will attract approximately 12% of the Group capital expenditure over the plan period.

Exploration capital expenditures will amount to €2 billion. Our projects will comprise near-field activities designed to recover additional reserves in areas close to existing production facilities and with fast time-to-market, as well as new initiatives targeting conventional prospects with high working interest in order to support Eni’s dual exploration model in case of material discoveries. Finally, we forecast selective initiatives in high-risk, high-reward plays.
We are planning to invest approximately €4.3 billion in R&M and Chemical, which will be directed to selected initiatives of plant upgrading and development and initiatives intended to improve plant reliability and HSE standards.
Finally, we will invest approximately €3 billion in projects intended to reduce GHG emissions including projects designated to cut volumes of flared gas, to grow the green business and to develop the circular economy. Approximately 50% of those expenditures will be directed to build new power generation capacity from renewable sources (mainly photovoltaic cells and to a lesser extent wind power) at our industrial hubs in Italy, or as part of an integrated design with selected E&P initiatives outside Italy, targeting an installed production capacity of 1.6 gigawatt at the end of the plan period.
Management expects to pursue strict capital discipline when assessing individual capital projects. Management is assuming a long-term oil price of 70 $/BBL for the Brent benchmark, which is adjusted to take account of expected inflation rates from 2023 onwards. The internal rate of return of each project is compared to the relevant hurdle rate, differentiated by business segment and country of operation. These hurdle rates are calculated taking into account: (i) the weighted average cost of capital (“WACC”) to the Group. In 2019, management assessed that the cost of capital to the Group increased marginally from 2017 to 7.3%, driven by higher yields on risk-free assets which are benchmarked to Italia ten-year sovereign bonds. A country risk premium is added to the Group WACC, which factors in the perceived level of risk associated with each of our countries of operations in terms of current trends and conditions in the macroeconomic, business, regulatory and socio-political framework, as well as the consensus outlook, and a premium for the business risk in determining the hurdle rates, which are utilized by management in its final investment decisions.
Liquidity and leverage
Considering uncertain future trends in the oil markets and in the global economy and price volatility, management’s priorities remain to maximize cash generation from operating activities and to preserve a solid balance sheet. We believe the initiatives implemented by management during the downturn intended to increase efficiency in operations, to reduce the time-to-market of reserves, to select capital expenditures and to restructure the mid and downstream businesses together with the monetization of part of our recent exploration discoveries have improved the Company’s fundamentals and strengthened its capital structure. We believe that in 2018 we have made further progress in enhancing the competitive position of the Company and its resiliency to the market volatility through a number of strategic deals aimed at rebalancing the asset portfolio along the hydrocarbons value chain and at increasing the geographic reach of our operations. Those deals included the acquisition of certain exploration and development E&P properties in the Middle East and the ongoing acquisition of a 20% interest in the Ruwais refining complex in Abu Dhabi. In future years, we will develop those acquisitions to extract the projected returns, while at the same time we expect to continue pursuing financial discipline and sustainable growth to drive profitable production increases, reserve replacement and margin expansion at our mid and downstream businesses.
Going forward, we plan to increase the Group’s cash generation leveraging on the expected production growth and an improved sales volumes mix with the addition of more valuable barrels, as well as margin expansion in the mid-downstream businesses driven by synergies from integration, the repositioning of the refining activity and a growing customer base in the gas retail operations. These initiatives planned in the next four years are designed to reach a low price of the Brent crude oil at which the Company will be able to fund through cash flow from operations both the planned organic capital expenditures and the dividend.
Specifically, based on these actions and on the planned underlying growth in cash generation, we expect net cash provided by operating activities to fund the planned organic capital expenditure of $8 billion per year and the full dividend at around 50 $/BBL for the Brent crude, at the end of the plan period.
During the downturn, in spite of the sharp contraction in the operating cash flow due to lower oil prices, the Company has managed to hold its key ratio of net borrowings to equity – leverage – below a preset ceiling through a combination of cost cuts, asset disposals, capital expenditure curtailments and working capital optimization. At the end of 2018, our leverage stood at 0.16, down from 0.23 at the end of 2017 due to a stronger cash flow from operations driven by a combination of a better scenario and improved underlying performance. The Company intends to retain a strong control on the evolution of leverage going forward.
Our cash flows from operating activities are exposed to the volatility of the oil price environment. Currently, based on our portfolio of oil&gas properties, we estimate that, holding all other factors constant, our cash flow from operations vary by approximately €0.19 billion for each dollar change in Brent prices on a yearly basis compared to our price forecast of 62 $/BBL for 2019. We note that the Brent price in the period January 1 to March 31, 2019 was approximately 63 $/BBL on average (it was 67 $/BBL on average in the period January 1 to March 31, 2018). We retain some levels of financial flexibility that we may use in case oil prices should take another leg down in the cycle in the remainder of the year or in subsequent years. Particularly, approximately 50% of the planned investment for the years 2021 – 2022 has been allocated to projects yet to be sanctioned. In addition, we retain cash reserves and committed and uncommitted borrowing facilities.
For planning purposes, management assumed a EUR/USD exchange rate in the range of 1.15 – 1.21 U.S. dollars per euro in the 2019-2022 period. Given the sensitivity of Eni’s results of operations to movements in the euro versus the U.S. dollar exchange rate, trends in the currency market represent a factor of risk and uncertainty. We note that in the period January 1 to March 31, 2019 the EUR/USD exchange rate was approximately 1.135 and weakened year-on-year (it was 1 EUR=1.23 USD in the first quarter of 2018). This trend will positively affect the reported amounts of operating profit and operating cash flow in our Exploration & Production segment. See “Item 3 – Risk factors”.
IFRS 16 “Leases” will be applied by Eni with effect from January 1, 2019. Under the new standard, all lease contracts are recognized in the financial statements by way-of-right-of-use assets (ROU) and corresponding lease liabilities. Eni will apply the modified retrospective transition approach without restating comparative information.
The accounting of the new standard is summarized as follows:
-
for each lease contract the Company will recognize an asset representing the right of use and the corresponding lease liability classified as part of finance liabilities. The Company expects to adopt the legal approach for Exploration & Production unincorporated joint operations where Eni is the operator. Under this approach, if, based on the contractual provisions and any other relevant facts and circumstances, Eni has primary responsibility for fulfilling the obligations associated with any lease contract, Eni recognise in the balance sheet: (i) the entire lease liability and (ii) the entire right-of-use asset, unless there is a sublease with the joint operators;

-
in the profit and loss account: the Company will recognize the depreciation of the ROU and interest expense accrued on lease liabilities which are expected to offset the lowered operating expenses as result of lease fees being no longer recognized;

-
in the cash flow statement: (a) the cash flow from operating activities is due to improve because reimbursement of the principal of each lease fee is no longer recognized among operating cash outflows; (b) net cash used in investing activities is due to improve because reimbursement of the principal of certain lease fees which are incurred in relation to the hire of equipment used in connection with a capital project is no longer recognized among cash outflows of investing activities; and (c) net cash used in financing activities will recognize cash payments in connection with reimbursement of the principal portion of each lease fee. However, no impact is expected on net cash for the period.

In summary we expect that in 2019 our statement of financial position will show a meaningful step up in finance liabilities in the range of  €6 billion and a corresponding increase in the Group ratio of net borrowings to total equity – leverage, in the range of ten percentage points.
Further information about the first adoption of accounting standard IFRS 16 Leases is provided in the notes to the consolidated financial statements.

Remuneration policy
Management is committed to a progressive remuneration policy in line with our plans of underlying earnings and cash flow growth and considering the scenario evolution. Dividend growth will be driven by the results that ultimately will be achieved in implementing our strategy and by our ability to achieve the targeted Brent prices at which the Company’s net cash provided from operating activities are able to fund planned capital expenditures and dividend payments. Considering the Company’s outlook of improving results and business performance and the progress achieved so far in delivering on our financial and industrial targets, management is forecasting to increase the dividend expected for fiscal year 2019 to 0.86 €/share compared to 0.83 €/share for fiscal year 2018, up by 3.6%. Furthermore, the Company is contemplating resuming the share repurchase program as a flexible tool to return shareholders the cash in excess of that committed to achieve the targeted range of leverage. The time horizon of our share repurchase program is four years. In 2019, we expect to spend €400 million on share repurchases. In the next three years, provided that the Group leverage is steadily below 20% (before IFRS 16 impacts), management expects to spend €400 million per year in case the price of the Brent is comprised in the 60-65-dollar range, or €800 million in case of Brent prices above that range.
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
Off-balance sheet arrangements
Eni has entered into certain off-balance sheet arrangements, including guarantees, commitments and risks, as described in “Item 18 – Note 27 – Guarantees, commitments and risks – of the Notes on Consolidated Financial Statements”. Eni’s principal contractual obligations, including commitments under take-or-pay or ship-or-pay contracts in the gas business, are described under “Contractual obligations” below. See the Glossary for a definition of take-or-pay or ship-or-pay clauses.
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
Eni has provided various forms of guarantees on behalf of unconsolidated subsidiaries and affiliated companies, mainly relating to guarantees for loans, lines of credit and performance under contracts. In addition, Eni has provided guarantees on the behalf of consolidated companies, primarily relating to performance under contracts. These arrangements are described in “Item 18 – Note 27 – Guarantees, commitments and risks – of the Notes on Consolidated Financial Statements”.

Contractual obligations
The amounts in the table refer to expected payments, undiscounted, by period under existing contractual obligations commitments.
	Total	2019	2020	2021	2022	2023	2024 and thereafter
Total debt	27,157	6,928	2,971	1,542	1,274	2,714	11,728
Long-term finance debt	23,490	3,301	2,958	1,541	1,253	2,714	11,723
Short-term finance debt	2,182	2,182
Fair value of derivative instruments	1,485	1,445	13	1	21		5
Interest on finance debt	3,963	655	545	436	330	320	1,677
Guarantees to banks	668	668
Non-cancelable operating lease obligations(1)	3,953	776	601	481	303	268	1,524
Decommissioning liabilities(2)	13,814	335	294	407	260	124	12,394
Environmental liabilities	2,596	349	321	254	239	188	1,245
Purchase obligations(3)	131,824	14,674	11,258	10,649	9,683	9,546	76,014
Natural gas to be purchased in connection with take-or-pay contracts(4)	125,872	11,886	10,470	9,995	9,276	9,210	75,035
Natural gas to be transported in connection with ship-or-pay contracts(4)	3,851	1,164	558	482	382	324	941
Other purchase obligations	2,101	1,624	230	172	25	12	38
Other obligations(5)	116	8	1	1	1	1	104
of which:
– Memorandum of intent relating to Val d’Agri	116	8	1	1	1	1	104
TOTAL	184,091	24,393	15,991	13,770	12,090	13,161	104,686

(1)
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

(5)
In addition to these amounts, Eni has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (See Note 21 to the Consolidated Financial Statements).

The amount of contractual commitments as of December 31, 2018 increased by approximately €25 billion from the amount stated at year-end 2017 mainly due to the forecast of higher gas prices compared with management’s previous planning assumptions, which are utilized to valorize the gas volumes that the Company is committed to purchase under its current take-or-pay contracts.
The table below summarizes Eni’s capital expenditures commitments for property, plant and equipment as of December 31, 2018. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. Such costs are included in the amounts shown below.
	Total	2019	2020	2021	2022	2023 and subsequent years
	(€ million)
Committed projects	20,406	6,492	4,917	3,458	1,910	3,629

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace as to be unable to meet short-term finance requirements and to settle obligations.
Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements. The Group has also established a cash reserve, which consists of cash on hand and very liquid financial assets (short-term deposits and held-for-trading securities). This cash reserve according to management plans can alternatively be used to absorb temporary swings in cash flows from operations, to provide financial flexibility to pursue the Group development programs or to fund the Group contractual obligations with respect to the repayment of financing debt at maturity over a 24-month horizon. For a description of how the Company manages the liquidity risk see “Item 18 – Note 27 of the Notes on Consolidated Financial Statements”.
Working capital
Management believes that, taking into account unutilized credit facilities, the Company’s liquidity reserves, our credit rating and access to capital markets, Eni has sufficient working capital for its foreseeable requirements.
Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amount due. For a description of how the Company manages the credit risk see “Item 18 – Note 27 of the Notes on Consolidated Financial Statements”.
For information about credit losses in 2018 and the allowance for doubtful accounts see “Item 18 – Note 7 of the Notes on Consolidated Financial Statements”.
Market risk
In the normal course of its operations, Eni is exposed to market risks deriving from fluctuations in commodity prices and changes in the euro versus other currencies exchange rates, particularly the U.S. dollar, and in interest rates. For a description of how the Company manages the Market risk see “Item 18 – Note 27 of the Notes on Consolidated Financial Statements”.
Research and development
For a description of Eni’s research and development operations in 2018, see “Item 4 – Research and development”.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
The following table lists the Company’s Board of Directors as at December 31, 2018:
Name	Position	Year elected or appointed	Age
Emma Marcegaglia	Chairman	2014	53
Claudio Descalzi	CEO	2014	63
Andrea Gemma	Director	2014	45
Pietro A. Guindani	Director	2014	60
Karina A. Litvack	Director	2014	56
Alessandro Lorenzi	Director	2011	70
Diva Moriani	Director	2014	50
Fabrizio Pagani	Director	2014	51
Domenico Livio Trombone	Director	2017	58

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
Emma Marcegaglia was born in Mantua in 1965 and has been Chairman of Eni since May 2014. She has been Chairman of the Fondazione Eni Enrico Mattei since November 2014. She is also Chairman and CEO of Marcegaglia Holding SpA and Deputy Chairman and CEO of the subsidiary companies operating in the processing of steel. She is also Chairman and CEO of Marcegaglia Investments Srl, the holding company of the diversified activities of the group. She is President of the Luiss Guido Carli University and a member of the Board of Directors of Bracco SpA and Gabetti Property Solutions SpA. From 1994 to 1996 she was National Deputy President of Young Entrepreneurs of Confindustria, from 1997 to 2000 she was President of the European Confederation of the Young Entrepreneurs (YES), from 1996 to 2000 President of Young Italian Entrepreneurs of Confindustria and from 2000 to 2002 she was Vice President of Confindustria for Europe. From May 2004 to May 2008 she was Confindustria Vice President for infrastructures, energy, transport and environment and Italian Representative of the top High Level Group for energy, competitiveness and environment set up by the European Commission. From May 2008 to May 2012 she was President of Confindustria. From July 2013 to July 2018 she was President of Businesseurope. She was a member of the Management Board of Banco Popolare and Director of Finecobank SpA and Italcementi SpA. She also held the position of Chairman of the Aretè Onlus Foundation. She graduated in Business Administration at the Bocconi University in Milan and attended a Master in Business Administration at New York University.

Claudio Descalzi was born in Milan and has been Eni’s CEO since May 2014. He is a member of the General Board and of the Advisory Board of Confindustria and Director of Fondazione Teatro alla Scala. He is a member of the National Petroleum Council. He joined Eni in 1981 as Oil & Gas field petroleum engineer and then became project manager for the development of North Sea, Libya, Nigeria and Congo. In 1990 he was appointed Head of Reservoir and operating activities for Italy. In 1994, he was appointed Managing Director of Eni’s subsidiary in Congo and in 1998 he became Vice President & Managing Director of Naoc, a subsidiary of Eni in Nigeria. From 2000 to 2001 he held the position of Executive Vice President for Africa, Middle East and China. From 2002 to 2005 he was Executive Vice President for Italy, Africa, Middle East, covering also the role of member of the board of several Eni subsidiaries in the area. In 2005, he was appointed Deputy Chief Operating Officer of the Exploration & Production Division in Eni. From 2006 to 2014 he was President of Assomineraria and from 2008 to 2014 he was Chief Operating Officer in the Exploration & Production Division of Eni. From 2010 to 2014 he held the position of Chairman of Eni UK. In 2012, Claudio Descalzi was the first European in the field of Oil&Gas to receive the prestigious “Charles F. Rand Memorial Gold Medal 2012” award from the Society of Petroleum Engineers and the American Institute of Mining Engineers. He is a Visiting Fellow at The University of Oxford. In December 2015 he was made a member of the “Global Board of Advisors of the Council on Foreign Relations”. In December 2016 he was awarded an Honorary Degree in Environmental and Territorial Engineering by the Faculty of Engineering of the University of Rome, Tor Vergata. In July 2018 he has joined the mothers2mothers UK Board of Trustees. He graduated in physics in 1979 from the University of Milan.
Andrea Gemma was born in Rome in 1973 and has been Director of Eni since May 2014. He is Professor of Private Law at The Third University of Rome and was visiting professor at European Universities and at Villanova University. He is member of the Strategic Board of the American University of Rome. He is Appeal Court Lawyer. He is President of Board of Statutory Auditors of PS Reti SpA and Sirti SpA. He is also Official Receiver of Valtur SpA, Liquidator of Novit Assicurazioni SpA and Sequoia Partecipazioni SpA.
Pietro A. Guindani was born in Milan in 1958 and has been Director of Eni since May 2014. Since July 2008 he has been Chairman of the Board of Directors of Vodafone Italia SpA, where between 1995-2008 he was Chief Financial Officer and subsequently Chief Executive Officer. He previously held positions in the Finance Departments of Montedison and Olivetti and started his career in Citibank after graduating in Business at the Università Luigi Bocconi in Milan. He is currently also a Board member of the Italian Institute of Technology and Cefriel-Polytechnic of Milan. He is Board Member of Confindustria and Member of the Executive Board of Confindustria Digitale; he is President of Asstel-Assotelecomunicazioni and Vice President responsible for Universities, Innovation and Human Capital of Assolombarda. He was also Director of Société Française du Radiotéléphone – SFR S.A. (2008-2011), Pirelli & C. SpA (2011-2014), Carraro SpA (2009-2012), Sorin SpA (2009-2012), Finecobank SpA (2014-2017) and Salini-Impregilo SpA (2012-2018).
Karina A. Litvack was born in Montreal in 1962 and has been a Director in Eni since May 2014. She is currently a member of the Global Advisory Council in Cornerstone Capital Inc., a member of the Advisory Board in Bridges Ventures LLC, a member of Business for Social Responsibility and of Yachad, a member of the Advisory Council for Transparency International UK and a member of the Senior Advisory Panel of Critical Resource. From 1986 to 1988 she was a member of the Corporate Finance team of PaineWebber Incorporated. From 1991 to 1993 she was a Project Manager of the New York City Economic Development Corporation. In 1998 she joined F&C Asset Management plc where she held the position of Analyst Ethical Research, Director Ethical Research and Director Head of Governance and Sustainable Investments (2001-2012). She was also a member of the Board of the Extractive Industries Transparency Initiative (2003-2009) and of the Primary Markets Group of the London Stock Exchange Primary Markets Group (2006-2012). From January 2010 to November 2017 she was member of the CEO Sustainability Advisory Panel in SAP AG. She graduated in Political Economy at the University of Toronto and in Finance and International Business from Columbia University Graduate School of Business.
Alessandro Lorenzi was born in Turin in 1948 and has been Director of Eni since May 2011. He is Director of Ersel SIM SpA and of Mutti SpA. He began his career at SAIAG SpA in the Administration and Control area. In 1975 he joined Fiat Iveco SpA where he held a series of positions: Controller of Fiat V.I. SpA, Head of Administration, Finance and Control, Head of Personnel of Orlandi SpA in Modena (1977-1980) and Project Manager (1981-1982). In 1983 he joined GFT Group where he was Head of Administration, Finance and Control of Cidat SpA, a GFT SpA subsidiary (1983-1984), Central Controller of GFT Group (1984-1988), Head of Finance and Control of GFT Group (1989-1994) and Managing Director of GFT SpA, with ordinary and extraordinary powers over all operating activities (1994-1995). In 1995 he was appointed Chief Executive Officer of SCI SpA, where he oversaw the restructuring process. In 1998 he was appointed Operating Officer and was subsequently Director of Ersel SIM SpA until June 2000. In 2000 he became Executive Officer of Planning and Control at the Ferrero Group and General Manager of Soremartec, the technical research and marketing company of the Ferrero Group. In May 2003 he was appointed CFO of Coin Group and in 2006 he became Chief Corporate Officer at Lavazza SpA, becoming Board member from 2008 to June 2011. From July 2011 to September 2017 he was Chairman of Società Metropolitana Acque Torino SpA.
Diva Moriani was born in Arezzo in 1968 and has been a Director in Eni since May 2014. She is currently Executive Vice Chairman of Intek Group SpA, Vice Chairman of KME AG, a German holding company of KME Group, Director of KME Srl, Member of the Supervisory Board of KME Germany GmbH and Director of Assicurazioni Generali SpA, Moncler SpA, Dynamo Academy, Dynamo Foundation and Associazione Dynamo. From 2007 to 2012 she was CEO of I2 Capital Partners, a private equity fund sponsored by Intek Group SpA, with an investment strategy focused on “Special Situations” and from 2014 to 2017 CEO of KME AG. She graduated in Economics at the University of Florence.
Fabrizio Pagani was born in Pisa in 1967 and has been a Director in Eni since May 2014. He is Global Head of Economics and Capital Market Strategy of Muzinich & Co. and Board member of Save SpA, Banca Finint SpA, Engineering SpA, Eurosky Holdings Ltd and Eurosky Srl. From 2014 to 2018 he has been Head of the Office of the Minister of Economy and Finance. He was Deputy Director of the International Training Programme for Conflict Management at the High School S. Anna in Pisa from 1995 to 1998, Professor of International Law in the Faculty of Political Science at the University of Pisa from 1993 to 2001, Deputy Chief of the Legislative Office at the Department of European Affairs from 1998 to 1999 and Counsellor for International Affairs in the Ministry of Industry and Foreign Trade from 1999 to 2001. He was Senior Advisor at the OECD from 2002 to 2006, Head of the Office of the State Undersecretary, within the Prime Minister Office from 2006 to 2008, board member of SACE SpA from 2007 to 2008, Political Counsellor of the OECD General Secretary from 2009 to 2011, Director of the G8/G20 Office at the OECD from 2011 to 2013 and Senior Economic Counsellor to the Prime Minister and G20 Sherpa from 2013 to 2014. He was a NATO Fellow and was a visiting scholar at Columbia University, New York. He graduated in International Studies at the Scuola Superiore Sant’Anna, Pisa, and has a Master degree from the European University Institute, Florence.
Domenico Livio Trombone was born in Potenza in 1960 and has been Director of Eni since April 2017. He is a certified chartered accountant and a certified public auditor. He is partner of Studio Trombone Dottori Commercialisti e Associati. He is currently Chairman of the Board of Directors of Consorzio Cooperative Costruzioni-CCC, of Focus Investments SpA and of Società Gestione Crediti Delta SpA. He is, among the others, Director of Aeroporto Guglielmo Marconi di Bologna SpA and of International World Group Srl. Furthermore, he is Chief Executive Officer of Atrikè SpA and Sole Director of FINCCC SpA and of Focus Investment International Srl. He is also Chairman of the Board of Statutory Auditors of Coop Alleanza 3.0 Sc, Unipol Banca SpA, Cooperativa Immobiliare Modenese Soc. Coop., H2I SpA and of Tenute del Cerro SpA. He is standing Statutory Auditor, among the others, of: Arca Assicurazioni SpA, Arca Vita SpA, CCFS Soc. Coop, Cooperare SpA, Il Ponte SpA, PLT Energia SpA, Unipol Finance SpA, Unipol Investment SpA, UnipolPart I SpA and Unisalute SpA. He is Liquidator in Italcarni Sc and in Open.Co S.c. He is technical consultant in legal proceedings, coadjutor in bankruptcy proceedings, liquidator, trustee in bankruptcy and judicial commissioner. Over the years he held positions in banks, in asset management and insurance companies. More in detail, he was standing Statutory Auditor in Carimonte Holding SpA, Unicredit Servizi Informativi SpA, Immobiliare Nettuno Srl and Gespro SpA. From April 2006 to March 2007 he was Director of Aurora Assicurazioni SpA. From October 2007 until the merger of the Company in FonSai SpA, he was Chairman of the Board of Statutory Auditors in Unipol Assicurazioni SpA. Until December 2008 he was Director in Banca Popolare del Materano SpA and BNT Consulting SpA. From April 2010 to October 2011 he was Chairman of the Board of Directors in BAC Fiduciaria SpA. From April 2009 to December 2011 he was Chairman of the Board of Statutory Auditors in Arca Impresa Gestioni SGR SpA. From April 2007 until April 2012 he was Chairman of the Board of Statutory Auditors in Cassa di Risparmio di Cento SpA. From April 2010 to May 2016 he was Chief Executive Officer of Carimonte Holding SpA, becoming Chairman until 26 July 2018. From December 2011 to December 2012 he was independent Director in Serenissima SGR SpA. From

December 2011 to April 2016 he was Director and Vice Chairman in Gradiente SGR SpA. From April 2007 to April 2016 he was Standing Statutory Auditor of Unipol Gruppo Finanziario SpA. He graduated in Economics from the University of Modena.
Senior Management
The table below sets forth the composition of Eni’s Senior Management as of the date of the filing. It includes the CEO, as General Manager of Eni SpA, as well as the Chief Officers and the Executives who report directly to the CEO and to the Board, and on its behalf, to the Chairman.
Name	Management position	Year first appointed to current position	Total number of years of service at Eni	Age
Claudio Descalzi	CEO and General Manager of Eni	2014	37	63
Luca Bertelli	Chief Exploration Officer	2014	34	60
Alessandro Puliti	Chief Development, Operations & Technology Officer	2018	28	55
Claudio Granata	Chief Services and Stakeholder Relations Officer	2014	35	58
Massimo Mantovani	Chief Gas & LNG Marketing and Power Officer	2016	25	55
Massimo Mondazzi	Chief Financial Officer	2014	26	55
Luigino Lusuriello	Chief Digital Officer	2018	30	57
Giuseppe Ricci	Chief Refining & Marketing Officer	2016	33	60
Antonio Vella	Chief Upstream Officer	2014	35	61
Marco Bollini1	Legal Affairs Senior Executive Vice President	2016	21	52
Marco Petracchini	Internal Audit Senior Executive Vice President	2011	19	54
Roberto Ulissi	Corporate Affairs and Governance Senior Executive Vice President and Board Secretary and Corporate Governance Counsel	2006	12	56
Marco Bardazzi	External Communication Executive Vice President	2015	3	51
Luca Cosentino	Energy Solutions Executive Vice President	2015	15	57
Lapo Pistelli	International Affairs Executive Vice President	2017	3	54
Luca Franceschini	Integrated Compliance Executive Vice President	2016	27	52
Jadran Trevisan	Integrated Risk Management Executive Vice President	2016	18	57

The Chief Exploration Officer, the Chief Development, Operations & Technology Officer, the Chief Upstream Officer, the Chief Gas & LNG Marketing and Power Officer, the Chief Refining & Marketing Officer, the Chief Financial Officer, the Chief Services & Stakeholder Relations Officer, Chief Digital Officer, the Senior Executive Vice President Legal Affairs, the Senior Executive Vice President Internal Audit, the Senior Executive Vice President Corporate Affairs and Governance, as well as the Executive Vice President Energy Solutions, the Executive Vice President External Communication, the Executive Vice President International Affairs, the Executive Vice President Integrated Compliance, the Executive Vice President Integrated Risk Management, are members of the Management Committee2, which provides advice and support to the Chief Executive Officer. Other managers may be invited to attend meetings based on the agenda. The Chairman of the Board is invited to attend meetings. The duties of Committee Secretary are performed by the Senior Executive Vice President Corporate Affairs and Governance.
The Chief Financial Officer has been appointed as Officer in charge of preparing Company’s financial reports pursuant to Italian law by the Board of Directors, acting upon a proposal of the CEO in agreement with the Chairman, following consultation with the Nomination Committee and with the approval of the Board of Statutory Auditors.

1
On January 1, 2019 Marco Bollini was appointed Commercial Negotiations Senior Executive Vice President and Stefano Speroni was appointed Legal Affairs Senior Executive Vice President.

2
The Commercial Negotiations Senior Executive Vice President is also member of the Management Committee since January 1, 2019. The Committee includes also the CEOs of certain Eni’s subsidiaries.

The Senior Executive Vice President Internal Audit is appointed by the Board of Directors, acting upon a proposal of the Chairman in agreement with the Chief Executive Officer (in his capacity as Director in charge of the internal control and risk management system), following consultation with the Board of Statutory Auditors and the Nomination Committee and with the favorable opinion of the Control and Risk Committee.
The Board Secretary and Corporate Governance Counsel is appointed by the Board of Directors upon a proposal of the Chairman.
Other members of Eni’s senior management are appointed by Eni’s CEO and may be removed without cause.
Senior Managers
Luca Bertelli was born in Sesto Fiorentino on October 5, 1958. He graduated with honours in geology in 1983 from the University of Florence. In 1984 he joined Eni’s geophysics division, working first as a researcher in the development of 3D seismic prospecting technology and subsequently as a manager of 3D seismic prospecting programmes, specialising in seismic-stratigraphy. In 1994 he was appointed manager of seismic-stratigraphy applications and in 1999 he increased the technical-managerial scope of his activities becoming manager of geological and geophysical services in Eni.
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
Alessandro Puliti was born in Florence on June 23, 1963. He joined Agip SpA’s Reservoir Department in 1990 as a Reservoir Geologist and was involved in the study of reservoirs in Africa and Italy. His international professional career started in 1998, when he moved to Aberdeen to fill the position of Assistant Operated Asset Manager of Agip UK, where he gained operational experience in complex contexts. After returning to Italy in 2002, he was appointed Reservoir and Drilling and Completion Manager in the Val D’Agri project. In 2003 he was posted to Egypt as IEOC’s Development and Operations Manager and subsequently covered increasingly more complex managerial roles, first as General Manager and Managing Director of Petrobel and later as General Manager of IEOC. In 2009 he moved back to Italy to take on the role of Regional Management Russia and North Europe Vice President. In 2010, he moved to Stavanger, where he held the dual role of Eni Norge’s Managing Director and Regional Management Russia and North Europe Vice President. In 2012 he returned to the HQ Operations Department, first as Senior Vice President Petroleum Engineering, Production and Maintenance and then as Senior Vice President Drilling and Completion and Deputy Operations. In October 2015 he was appointed Reservoir & Development Projects Executive Vice President. He graduated with Honors in Geology from the University of Milan and earned the MEDEA Master in Energy and Environmental Management and Economics from “Scuola Mattei”. He is the author of several papers on reservoirs and drilling presented at international conferences. He was appointed as Chief Development, Operations & Technology Officer on September 18, 2018.
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

In 2006 he was appointed Human Resources Director of the E&P Division, where he oversaw the planning, management, development and compensation processes for human resources and organization activities. He also collaborated with the top management in the reorganisation of macro processes for the division and promoted change management initiatives.
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
Massimo Mantovani was born in Milano in 1963. He graduated with a degree in law from the University of Milan and holds a Master’s Degree from the University of London. He is the author of numerous publications. After qualifying to practice law in Italy and UK he worked for few years in private legal practice in Milan and London. In 1993 he joined Eni’s Legal Department, specializing in international negotiations and contracts, specifically on international gas/LNG supplies and projects and joint ventures for the commercialization and transport of gas. In 2001 he was appointed legal Director of Eni’s Gas & Power Division. His main task was participating to the management for Eni of the start-up phase of the liberalization of the gas market in Italy and the unbundling of the national and international network for the transport of gas. In October 2005 he was appointed Senior Executive Vice President of Legal Affairs in Eni SpA.
He has been Chief Legal and Regulatory Affairs in Eni from 2014 to 2016, the department managed all legal and energy regulatory issues of Eni and its non-listed subsidiaries. From October 17, 2016 to August 3, 2017 he has been Chief Midstream Gas & Power Officer.
From 2005 to 2016 he was member of Eni SpA. Watch Structure. He was a member of the Board of Directors in Snam Rete Gas SpA from 2005 to 2012 and of the Board of University of Bologna from 2011 to 2012.
He has been Chairman of Syndial SpA from 2016 to 2017. Since November 2016 Mr. Mantovani seats on behalf of Eni in the Governing Board and in the Executive Committee of Eurogas, the association representing the European gas sectors firms. He is Chairman of Anigas, the Italian association of Gas industry, from December 2017 and member of the Confindustria Energia presidential board.
Between 2011 and 2014 he has been a member of the anticorruption working group for the B20, coordinator for activities relating to the development of an international regulatory framework for the B20 held in Russia in 2013 and leading expert for the 2014 B20 in Australia.
He is Eni’s Chief Gas & Lng Marketing and Power Officer since 4 August 2017.
He is Chairman of Eni Trading & Shipping SpA since November 2016 and from February 2018 he has also been appointed CEO of the company in charge of Gas, LNG and Power activities.
Massimo Mondazzi was born in Monza in 1963. He graduated in Economics and Business Administration from Bocconi University Milan in 1987. He joined Eni in 1992 after acquiring considerable professional experience in industrial companies and also as a management consultant. He worked in the Administration and Control area of the Exploration and Production Division until 2006, becoming Director. From 2006 to 2009 he was Director of Planning and Control for the Eni Group, before returning to E&P as Executive Vice President for the Central Asia, Far East and Pacific Region business areas. In this role he contributed to the consolidation of Eni’s activities in the Exploration and Production division, to the launch of new development projects and to Eni’s entry into new countries. On December 5, 2012 he was appointed Chief Financial Officer of Eni and Officer charged with preparing the company’s financial reports pursuant to Article 154-bis of Legislative Decree No. 58/1998. He is Chairman of Agi SpA since 2013. From 2014 until September 2016, alongside his role as Eni’s Chief Financial Officer, he was also responsible for Eni’s Integrated Risk Management.
Luigino Lusuriello was born in Genoa on August 9, 1961. He joined Agip SpA’s Engineering Department in 1988 as a designer engineer of onshore and offshore structures. In 1994 he was appointed Operating and Maintenance Technologies Manager at Crema District and then he grows in the Production Area up to the role of Production Manager of Ortona District. In 2001 he was appointed Ortona District

Manager and later Val d’ Agri District Manager. From 2004 he began an international career path, initially as Technical Director in Congo, where, the year after, he was appointed Managing Director. In 2007 he took on the role of Managing Director in ENI UK. He returned to Italy in 2009 to take on the role of Vice President for Regional Management of Kazakhstan-Karachaganak activities. From 2011, following the entry of Eni in Iraq, he has been in charge for the development project as Senior Vice President of the Iraq Program. In 2013 he was appointed Executive Vice President Operations. He graduated with 110/110 in Mechanical Engineering from the University of Genoa and completed the course “The Oxford Advanced Management and Leadership Program” at the Said Business School, University of Oxford. He has been Chief Digital officer in Eni since September 18, 2018.
Giuseppe Ricci was born in Casale Monferrato in 1958. He joined Eni in 1985 initially working in the study and development of new refining processes at the Sannazzaro refinery, before becoming involved in the creation and consolidation of the joint venture with Kuwait Petroleum at the Milazzo refinery. In 2000 he returned to head office as where he was responsible for Refining Processes Development and oversaw the performance optimisation at the refining facilities of Agip Petroli. He left central technologies to take over, in 2004, as director of the Gela Refinery, a particularly challenging assignment both from a managerial perspective and in terms of the refining cycle and the complexity of the plant; in 2006 he was appointed managing director of the refinery. In June 2010 he was made Senior Vice President of the Industrial Sector for Refining & Marketing, with responsibility for the refineries, storage deposits, oil pipelines and plant and facilities in Italy, as well as the management of subsidiary and associated companies in Italy and abroad. As Industrial Director he also held a series of additional responsibilities, such as the chairmanship of Gela and Milazzo. In 2012 he took on the delicate role of Eni’s Executive Vice President Health, Safety Environment and Quality with responsibility for providing the guidelines, coordination and control of safety, industrial health, product safety, the environment and quality. He has been President of Confindustria Energia since July 2017 and President of AIDIC (Italian Association Of Chemical Engineering) since 2018. He has a degree in chemical engineering. He was appointed as Chief Refining & Marketing Officer on September 12, 2016.
Antonio Vella. He was born in Tripoli (Libya) in 1957. He has been a board member of Eni Foundation since July 2014. He joined the Eni Group in 1983 beginning his career as an oil engineer at Agip in Libya, where he was involved in upstream onshore and offshore operations. From 1988 to 1991, he was project manager for Enichem’s petrochemical plants and refineries in Italy. In 1991 he was appointed project manager for the development of Libyan oil fields and in 1993 he moved to Egypt, initially as Operations Manager and subsequently as General Manager and Managing Director of Petrobel, where he was responsible for all of Eni’s upstream operations in Egypt. In 1999 he was appointed District General Manager of Nigerian Agip Oil Co (NAOC), and in 2000 became Vice Chairman and Managing Director of the Eni companies in Nigeria NAOC, NAE (Nigerian Agip Exploration) and AENR (Agip Energy). In 2002 he became regional Vice President for Australasia, Russia, Azerbaijan and in 2005 a member of the Board of Directors and Managing Director of Eni Algeria. From 2006 to 2009 he was regional Senior Vice President for North Africa and the Middle East (Algeria, Tunisia, Egypt, Libya, Mali, Morocco, Iran, Iraq, Saudi Arabia) for Eni’s Exploration & Production Division and since 2009, Executive Vice President Operations of the Exploration & Production Division. In December 2012, he was appointed Executive Vice President for Central Asia, the Far East and the Pacific area. He graduated in engineering from Turin Polytechnic in 1982. Since July 1, 2014, he has been Chief Upstream Officer.
Marco Bollini was born in Milan in 1966. He graduated with a degree in law from the University of Milan and he is registered to practice law on the special list of the Ordine degli Avvocati (the Italian Bar Association) of Milan. After graduating, he worked as a lawyer for a few years in a law firm in Milan. He joined Eni in 1997 in the Legal Department of Agip SpA, mainly following international legal projects until 2001 when he took on the responsibility of International Legal Assistance of Exploration and Production Division. In 2005 he was appointed Legal Director of the Gas &Power Division, further diversifying his business knowledge. In 2007, he is back in the Exploration & Production Division as Legal Director. In 2008, following the centralization of the Eni’s legal function into one Legal Department, he took on responsibility for the legal assistance to the company’s activities outside Europe. In 2013 he was appointed Executive Vice President International Business Legal Area and, in 2015, he became Executive Vice

President International and Finance Legal Affairs of Eni, with a strong exposure to international matters, with a particular focus on the Upstream business and management of partnerships and M&A transactions. Since 2016, he has been a Board Member of Eni Foundation. He was appointed Senior Executive Vice President Legal Affairs on October 17, 20163.
Stefano Speroni was born in Milano in 1962. Stefano Speroni has accumulated vast experience in over 30 years of professional activity in the field of corporate affairs, mergers and acquisitions, private equity operations and capital markets. He has given professional support to Italian and International listed companies (in a wide range of sectors including aerospace and defence, oil & gas, telecommunications, transport and infrastructure) in strategic corporate affairs, in share trading, joint ventures and commercial agreements. From January 2016 to December 2018, he was a Managing Partner for Corporate M&A in Dentons’ Italian practice. In 2012, he was one of the founders of the Grimaldi Legal Studio, after having previously been managing partner of Dewey Ballantine’s Rome practice which involved managing its Italian activities for around 10 years. He was also a partner in Studio Gianni, Origoni, Grippo Capelli & Partners (2001 – 2003), in the Simmons and Simmons Italian practice (1991 – 2001), and manager of the European Corporate Department and member of the World-wide Remuneration Committee. He is a member of the scientific committee and contributor to SDA Bocconi’s Private Equity Laboratory and was awarded “Best Lawyer of the Year” 2018 by the Best Lawyers international directory. He graduated in Law at Università degli Studi in Milan and is a registered member of the Italian Bar Association in Milan. Since January 1, 2019, he has been Legal Affairs Senior Executive Vice President.
Marco Petracchini was born in Rome in 1964. He graduated Cum Laude with a degree in economics from La Sapienza University in Rome in 1989. After graduation, he was hired by Esso Italiana where he held various positions in the IT, Finance and Auditing sectors. He joined Eni in 1999 in the Internal Audit Department, gradually taking on positions of increasing responsibilities: Head of Downstream Audit activities and Head of Support Process Audit activities (in particular IT and Fraud Audit). He is also a Member of the Watch Structure of Eni SpA and Secretary of the Control and Risk Committee of Eni SpA. He holds international qualifications as well, in detail: Certified Internal Auditor (CIA), Certified Fraud Examiner (CFE), Certified Risk Management Assurance (CRMA). He is currently a Board Member of AiiA (Italian Internal Auditors Association). He is Eni’s Senior Executive Vice President Internal Audit.
Roberto Ulissi was born in Rome in 1962. He is a lawyer. After a number of years spent as a lawyer at the Bank of Italy, in 1998 he was appointed General Manager at the Ministry of the Economy and Finance head of the Banking and Financial System and Legal Affairs Department. He was a Board member of Telecom Italia (and Chairman of the Audit Committee), Ferrovie dello Stato, Alitalia, Fincantieri and a government representative on the Governing Council of the Bank of Italy. He is a board member and Vice Chairman of Banor SIM. He was also a member of numerous Italian and European committees representing the Ministry of the Economy including, at a national level, the Commission for the Reform of Corporate Law (Commission “Vietti”) and, at EU level, the Financial Services Policy Group, the Banking Advisory Committee, the European Banking Committee, the European Securities Committee, and the Financial Services Committee. He was also special professor of banking law at the University of Cassino. He is Grande Ufficiale della Repubblica Italiana. Since 2006, he has been Senior Executive Vice President Corporate Affairs and Governance and a Board Member of Eni International BV. He is currently Board Secretary of Eni and, since 2014, Corporate Governance Counsel and Company Secretary. Since May 2018, he has been Coordinator of the Corporate Governance Forum of Company Secretaries.
Marco Bardazzi was born in Prato in 1967. He is a professional journalist working in the media world for 28 years before joining Eni in 2015. He has gained extensive experience on foreign policy and digital communications, particularly in Europe and America. Between 2009 and 2015 he was Managing Editor and Digital Editor at “La Stampa”. He was a key member of the team that worked on the transformation of a traditional newspaper to an integrated digital news organization, creating an innovative “concentric circles” multiplatform newsroom. He was one of the co-founders of  “Europa” a partnership between La Stampa, Le Monde, El País, The Guardian, Gazeta Wyborcza and Suddeutsche Zeitung. Before joining “La Stampa”, he was U.S. correspondent for the Italian news agency ANSA between 2000 and 2009, covering every aspect of American life for the Italian media. Among other things, he covered the Bush-Gore electoral race for the White House in 2000, the first international Al Qaeda trial in Manhattan, the September 11 attack on America, the wars in Afghanistan, and Iraq and the 2004 and 2008 presidential campaigns. He has visited and reported on the Guantanamo detention camp at the U.S. Navy Guantanamo Bay base in Cuba. He won the Saint-Vincent Award for Journalism for a series of reports on the death

3
He was appointed Senior Executive Vice President Commercial Negotiations on January 1, 2019.

penalty in the USA. He covered the 2008 financial crisis, and he reported extensively on the American digital, energy and automobile industries.
He holds an Associate of Arts degree in History from American Public University. His latest book is “L’Ultima Notizia” (with Massimo Gaggi, Rizzoli 2010), an essay on digital transformation in the media business. He is an external lecturer in the Masters in Journalism in ALMED-Università Cattolica del Sacro Cuore, Milan. He is a Visiting Fellow at the University of Oxford. In 2017 he was appointed as a Director of Agi SpA and Eni Gas e Luce. Since February 2015, he has been External Communication Executive Vice President.
Luca Cosentino was born in Venice on August 1, 1961. He graduated cum laude with a degree in geology in 1985 from the University of Padua and joined Eni in 1986. He spent the first years of his professional life in the Reservoir Department, within the reservoir modeling group. Between 1992 and 1996, he worked in different operational positions in Italy and abroad in the reservoir sector. From 1996 to 2003, he worked as Project Manager with IFP (Institut Français du Petrol, France), in Venezuela and in the Persian Gulf. In this period, he also taught at the IFP School and published several technical papers, including a book on Integrated Reservoir Studies. Upon his return to Eni in 2003, he was appointed Head of the Reservoir Department and, in 2004, Head of the Reservoir Modeling Department. From 2005 to 2010, he was in Libya, initially as Operation and Asset Manager with Eni North Africa and then as Member of the Management Committee in the operating company Eni Oil, later Mellitah Oil & Gas. From 2010 to 2013, he has been Managing Director of Eni Congo. In 2013, he was appointed Senior Vice President Non Operated Business Performance and Stranded Resources Valorization. Since November 1, 2015, he has been Executive Vice President Energy Solutions.
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
Luca Franceschini was born in Milan in 1966. He is a graduate in Law from the University of Milan and is registered to practice law on the special list of the Ordine degli Avvocati (the Italian Bar Association) in Rome. He first joined in Eni in 1991 in the legal department of Agip SpA, initially involved in disputes and providing legal assistance to the procurement area, before going on to delivering legal support for a range of national and international projects in the Exploration & Production sector. In 2000, in the context of the process for the liberalisation of the natural gas sector, he was involved in the spin-off of the gas storage business and the creation and launch of Sogit SpA, for which he became head of Legal and Corporate Affairs. He made his return to Eni SpA in 2005 as head of Italian Legal Assistance in the Gas & Power division. Following the concentration of all legal functions in Eni’s central Legal Department, he was engaged in providing legal support in the regulatory and antirust areas, gradually extending his responsibilities and becoming, in 2009, head of Legal Assistance for the business and Antitrust issues in Italy, as well as council for legal assistance for the activities of the Refining & Marketing sector. He was also a member of the boards of directors of both Italgas and Stogit. In 2015 he was appointed as Eni’s Executive Vice President for Legal and Regulatory Compliance. He was appointed as Executive Vice President of Integrated Compliance on September 12, 2016.

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
Compensation
The information concerning compensation is provided in the remuneration report prepared in accordance to Italian listing standards, which is incorporated herein by reference.
See the Exhibit 15. a (i).
As of December 31, 2018, the total amount accrued to the reserve for employee termination indemnities with respect to Chief Executive Officer and General Manager, Chief Executive Officers and other Managers with strategic responsibilities (with reference to the employed ones who, during the course of the 2018 period, filled said roles, even if only for a fraction of the year), was €1,612 thousand.
Name		(€ thousand)
Descalzi Claudio	Chief Executive Officer	366
Senior managers(a)		1,246
		1,612

(a)
No. 20 managers.

Board practices
Corporate Governance
The Corporate Governance structure of Eni follows the Italian traditional management and control model, whereby corporate management is the responsibility of the Board of Directors, which is the core of the organizational system, while supervisory functions are allocated to the Board of Statutory Auditors. The Company’s accounts are independently audited by an accredited Audit Firm appointed by the Shareholders’ Meeting. Eni complies with the Corporate Governance Code for listed companies (on the Italian Stock Exchange) approved by Italian Corporate Governance Committee (hereinafter “Corporate Governance Code” or “Code”), lastly amended on July 2018.
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

•
expresses the general criteria for determining the maximum number of offices that a Director may hold in other companies;

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

•
evaluates and approves transactions of the Company and its subsidiaries with related parties provided for in the procedure approved by the Board4, as well as transactions in which the CEO has an interest;

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
Directors’ independence
On the basis of statements made by the Directors and other information available to the Company, during its meeting of April 13, 2017 and, after an investigation by the Nomination Committee, lastly at its meeting of February 14, 2019, the Board of Directors determined that Chairman Marcegaglia and Directors Gemma, Guindani, Litvack, Lorenzi, Moriani and Trombone satisfy the independence requirements established by law, as referenced in Eni’s By-laws. Furthermore, Directors Gemma, Guindani, Litvack, Lorenzi, Moriani and Trombone have been deemed independent by the Board pursuant to the criteria and parameters recommended by the Corporate Governance Code. Chairman Marcegaglia, in compliance with the Corporate Governance Code, could not be deemed independent as she is a significant representative of the Company.5
At the last assessment, the Board of Directors also evaluated that the commercial relationships between Eni and Vodafone Italy, a company of which Director Guindani is a significant representative, and between Eni and companies of the KME Group, companies subject to significant influence, also indirectly, by Director Moriani, are not significant for the purpose of assessing the independence of these Directors, having regard to the nature and the amounts of these relationships. The relationships were evaluated on the basis of statements made by the Directors and other information available to the Company, and taking into account that – due to the nature of the companies mentioned above – transactions between these companies and Eni were subject to related parties’ transactions regulation and reported to the Company’s body.
The Board of Statutory Auditors always verified the proper application of criteria and procedures adopted by the Board of Directors in assessing the independence of its members.
The independence criteria may not be equivalent to the independence criteria set forth in the NYSE listing standards applicable to a U.S. domestic company.

4
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

5
Although the Chairman of the Board of Directors is a non-executive Director, the Code treats her as a significant representative of the Company (Application Criterion 3.C.2 of the Corporate Governance Code).

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
The CEO and the Chairman may attend the meetings of the Nomination Committee and of the Sustainability and Scenarios Committee. Furthermore, they may attend Control and Risk Committee meetings, unless matters relating to them are discussed. Finally, they may attend Remuneration Committee meetings upon the invitation of its Chairman, except when the meetings are examining proposals regarding their remuneration6.
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

6
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
The Committee performs its duties pursuant to an annual plan. In carrying out its duties, the Committee may access the information and Company functions necessary to perform its duties and can avail itself of external advisors who are not in positions that might compromise their independence of judgement, within the terms and budget limits established by the Board of Directors.
The Committee reports on the procedures it adopts in performing its functions to the Shareholders’ Meeting called to approve the financial statements through its Chairman or another Committee member designated by the Chairman, in accordance with the recommendations in the Corporate Governance Code and with the goal of establishing and appropriate channel for dialogue with shareholders and investors.
During 2018, the Remuneration Committee met eight times, with an average attendance of 100% of its members and an average duration of 2 hours and 30 minutes. At least one member of the Board of Statutory Auditors participated in each meeting, whit constant participation of the Chairman of the Board of Statutory Auditors.
Earlier in the year, the Committee focused its activities in particular on the following topics:
i.
periodic evaluation of Remuneration Policy implemented in 2017 in order to prepare the proposed policy guidelines for 2018, providing for keeping the structure and criteria of remuneration of the Directors and Executives with strategic responsibilities defined in 2017 for the entire term, as regards in particular the simplified variable incentive system, as discussed in greater detail in the 2017 Remuneration Report;

ii.
verification of the Company’s 2017 results for the purpose of implementing the Short- and Long-Term variable incentive plans, using a predetermined gap analysis method approved by the Committee in order to neutralize the positive or negative impact of exogenous factors and enable the objective assessment of the performance achieved;

iii.
definition of 2018 performance targets relevant to the variable incentive plans;

iv.
finalizing the proposal for the implementation of the annual variable incentive system for the Chief Executive Officer and General Manager;

v.
review of the 2018 Eni Remuneration Report;

vi.
review of the outcome of the engagement activities held with leading institutional investors and proxy advisors in view of the general meeting, in order to maximize shareholder consensus on the 2018 Remuneration Policy; the Chairman of the Committee also took part in the aforementioned meetings, bearing witness to the importance given by the Committee to dialogue with shareholders;

vii.
risk assessment and scenario analysis, and related voting projections arrived at with the assistance of primary international consulting firm;

viii.
examination of the voting recommendations issued by the main proxy advisors and, following the findings, start of a further intense engagement activity with a large number of investors, to with dispatch of a letter explaining the reasons and the rationale for the choices made.

As regards further relevant activities carried out, the Committee:
i.
examined the 2018 Shareholders’ Meeting vote results, with regard to the Eni Remuneration Report, compared to the results of the main Italian and European listed companies and of the Peer Group;

ii.
finalized the proposal (2018 grant) for the implementation of the 2017 – 2019 Long-Term Share Incentive Plan for the Chief Executive Officer and General Manager and for key management personnel;

iii.
reviewed the general criteria for defining the 2019 engagement plan, through the performance of preliminary analysis and segmentation activities of institutional investors at the 2018 Shareholders’ Meeting;

iv.
carried out a periodic monitoring of developments in the legislative and regulatory environment and in market standards for the representation of information on remuneration issues, with a specific focus, for 2019, on contents of the EU Directive 828/2017 (“SHRD II Directive”);

v.
started the review of 2019 Remuneration Report Policy Guidelines, with the support of the competent Company functions.

The composition and appointment, as well as the duties and operational procedures, of the Committee are governed by the Rules approved by the Board of Directors, available to the public on the Company’s website (https://www.eni.com/docs/en_IT/enicom/company/governance/rules-of-the-remuneration-committee.pdf).
Control and Risk Committee
Members: Alessandro Lorenzi (Chairman), Andrea Gemma, Karina Litvack and Diva Moriani.
The Control and Risk Committee is entrusted with supporting, on the basis of an appropriate control process, the Board of Directors in evaluating and making decisions concerning the internal control and risk management system and in approving the periodical financial reports. It is entirely made up of non-executive and independent Directors7 who possess the necessary expertise consistent with the duties they are required to perform8.
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

7
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

8
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
Furthermore, the Committee oversees the activities of the Legal Affairs Department in case of judicial inquiries and proceedings, carried out in Italy and/or abroad, in relation to the CEO and/or the Chairman of the Company and/or a member of the Board of Directors and/or an Executive reporting directly to the CEO, even if no longer in office, for crimes against the Public Administration and/or corporate crimes and/or environmental crimes, related to their mandate and their scope of responsibility.
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
The composition, appointment, duties and operational procedures of the Nomination Committee are governed by rules approved by the Board of Directors lastly on May 9, 2017, available to the public at the Company’s website.
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

•
making recommendations to the Board of Directors on the resolution of disagreements between management and the auditor regarding financial reporting.

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
Acting on the Board of Statutory Auditors’ reasoned proposal, the Shareholders’ Meeting of April 29, 2010 appointed EY SpA for the financial years 2010-20189.
Court of Auditors (Corte dei conti)
The financial management of Eni is subject to the control of the Court of Auditors in order to preserve the integrity of the public finances. This task has been carried out by the Magistrate of the Court of Auditors, Adolfo Teobaldo De Girolamo, appointed by the Presidential Council of the Court of Auditors on December 22, 2014, until February 28, 2019
As from March 1, 2019 the task is performed by the Magistrate of the Court of Auditors Manuela Arrigucci, on the basis of the resolution approved on December 18-19, 2018 by the Presidential Council of the Court of Auditors.
The Magistrate of the Court of Auditors attends the meetings of the Board of Directors, the Board of Statutory Auditors and the Control and Risk Committee.
Employees
As of December 31, 2018, Eni had a total of 31,701 employees, with a decrease of 1,233 employees, down by 3.7% compared to December 31, 2017, which mainly reflects a decrease of 1,362 employees working outside Italy.
The reduction of personnel headcount is mainly due to slight efficiency actions and other strategic operations. The most significant ones are: the disposal of 98,99% of Tigáz Zrt to MET Holding AG, aimed at the completion of the exit from the gas sector in Hungary in line with its disposals and asset rationalization plan started in 2016 and the deconsolidation of Eni Norge’s assets linked to the Vår Energi operation.

9
On the basis of a reasoned proposal presented by the Board of Statutory Auditors, the Shareholders’ Meeting of May 10, 2018 approved the engagement of PricewaterhouseCoopers SpA to perform the statutory audit of the accounts of Eni SpA and to audit the internal control system over financial reporting pursuant to US law for the period 2019 – 2027.

Employees at year end
	2018	2017	2016
	(number)
Exploration & Production	11,645	11,970	12,494
Gas & Power	3,040	4,313	4,261
Refining & Marketing and Chemicals	11,136	10,916	10,858
Corporate and Other activities	5,880	5,735	5,922
	31,701	32,934	33,536

The table below sets forth Eni’s employees as of December 31, 2016, 2017 and 2018 in Italy and outside Italy:

		2018	2017	2016
		(number)
Exploration & Production	Italy	4,531	4,510	4,608
	Outside Italy	7,114	7,460	7,886
		11,645	11,970	12,494
Gas & Power	Italy	2,089	2,282	2,032
	Outside Italy	951	2,031	2,229
		3,040	4,313	4,261
Refining & Marketing and Chemicals	Italy	8,740	8,580	8,577
	Outside Italy	2,396	2,336	2,281
		11,136	10,916	10,858
Corporate and other activities	Italy	5,642	5,501	5,693
	Outside Italy	238	234	229
		5,880	5,735	5,922
Total	Italy	21,002	20,873	20,910
	Outside Italy	10,699	12,061	12,626
		31,701	32,934	33,536
of which senior managers		1,016	1,012	1,036
We seek to maintain constructive relationship with labor unions.

Share ownership
As of March 9, 2019, the cumulative number of shares owned by Eni’s Directors, Statutory Auditors and Senior Managers was 302,584 less than 0.1% of Eni’s share capital outstanding as of the same date. Eni issues only ordinary shares, each bearing one-vote right; therefore shares held by those persons have no different voting rights. The breakdown of share ownership for each of those persons is provided below.
Name	Position	Number of shares owned
Board of Directors
Emma Marcegaglia	Chairman	87,010(1)
Claudio Descalzi	CEO	39,455
Board of
Statutory Auditors		none
Senior Managers		176,119(2)

(1)
Of which No. 597 shares held under Asset Management, No. 7,143 shares held under Asset Management jointly a third person, and No. 45,000 shares held as maked owner joyntly with a third person.

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
As of March 9, 2019, the total amount of Eni’s voting securities owned by these shareholders was:
Title of class	Number of shares owned	Percent of class
Ministry of Economy and Finance	157,552,137	4.34
Cassa Depositi e Prestiti SpA	936,179,478	25.76

The following table shows the percentage of Eni’s share capital owned, either directly or indirectly, by persons that as of March 9, 2019 have notified that their holding exceeds the threshold of 3% pursuant to Article 120 of the Legislative Decree No. 58/1998 (as amended by article 1 of Legislative Decree No. 25 of February 15, 2016) and to the Consob Regulation No. 11971/1999 (as amended by Consob Resolution No. 19614 of May 26, 2016).
Title of class	Percent of class
none	none

Law Decree No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012, modified Italian legislation governing the special powers of the Italian State to comply with European rules. See “Item 10 – Additional information – Limitations on changes in control of the Company (Special Powers of the Italian State)”. As of March 22, 2019, there were 38,029,686 ADRs outstanding, each representing two Eni ordinary shares, corresponding to approximately 2.1% of Eni’s share capital. See “Item 9 – The offer and the listing”.
Related party transactions
In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with associates, joint ventures, joint operations or other affiliates, as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni Group companies.
Amounts and types of trade and financial transactions with related parties and their impact on consolidated earnings and cash flow, and on the Group’s assets and financial condition are reported in “Item 18 – Note 36 of the Notes on Consolidated Financial Statements”.

Item 8. FINANCIAL INFORMATION
Consolidated Statements and other financial information
See “Item 18 – Financial Statements”.
Legal proceedings
Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions disclosed in Note 20 to the Consolidated Financial Statements and that in some instances it is not possible to make a reliable estimates of contingency losses, Eni believes that these legal proceedings will likely not have a material adverse effect on Eni’s Consolidated Financial Statements.
For a description of legal proceedings in which Eni is involved and which may affect Eni’s financial position and results of operations see “Item 18 – Note 27 of the Notes on Consolidated Financial Statements”.
Dividends
Eni is committed to a progressive dividend policy that is linked to expected future growth in earnings and cash flow. For the year 2019 management is planning to distribute a full-year dividend of €0.86 per share, up by approximately 3.6% vs. 2018. The Company’s dividend policy going forward and the sustainability of the dividends that the Company is planning to distribute over the next four years will depend upon a number of factors including achievement of the Company’s industrial targets, future levels of profitability and cash flow provided by operating activities, a sound balance sheet structure, capital expenditures and development plans, in light of the oil price and exchange rate assumptions adopted by management and other planning assumptions described in “Item 5 – Management’s expectations of operations”. The parent company’s net profit and, therefore, the amounts of earnings available for the payment of dividends will also depend on the level of dividends received from Eni’s subsidiaries. In future years, management expects to continue paying interim dividends for each fiscal year, with the balance for the full-year dividend paid in the following year. For further information on the Company’s dividend policy see “Item 5 – Management’s expectations of operations.”
The expectations described above are subject to risks, uncertainties and assumptions associated with the oil&gas industry, and economic, monetary and political developments in Italy and globally that are difficult to predict. For further details see “Item 3 – Risk factors”.
At the General Shareholders’ Meeting scheduled on May 14, 2019, management intends to propose the distribution of a dividend of €0.83 per share for fiscal year 2018, of which €0.42 paid as interim dividend in September 2018.
Total cash outlay for the 2018 final dividend is expected at approximately €1.48 billion (whereas €1.5 billion were distributed in September 2018) if the General Shareholders’ Meeting approves the annual dividend.
Significant changes
See “Item 5 – Recent developments” for a discussion of significant subsequent business developments and transactions occurred after the closing date up to the latest practicable date.

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
The table below sets forth the reported high and low reference prices of Shares on MTA and of ADRs on the New York Stock Exchange, respectively.
	MTA		New York Stock Exchange
	High	Low	High	Low
	(euro per share)		(U.S.$ per ADR)
Year ended December 31,
2014	20.410	13.290	55.300	32.810
2015	17.430	13.140	39.290	29.280
2016	15.470	10.930	33.330	25.000
2017	15.720	12.960	34.090	29.540
2018	16.764	13.330	40.090	30.000
Year ended December 31,
2017
First quarter	15.720	14.120	33.260	30.070
Second quarter	15.240	13.160	33.900	30.060
Third quarter	14.000	12.960	33.080	29.540
Fourth quarter	14.720	13.690	34.090	31.870
2018
First quarter	14.960	13.330	37.390	33.030
Second quarter	16.764	14.432	40.090	34.740
Third quarter	16.610	15.726	39.060	35.500
Fourth quarter	16.376	13.520	37.890	30.000
2019
First quarter	15.890	13.780	36.170	31.500
Month of
October 2018	16.376	14.722	37.890	33.170
November 2018	15.634	14.060	35.940	31.960
December 2018	14.512	13.520	33.210	30.000
January 2019	14.806	13.780	33.880	31.500
February 2019	15.288	14.516	34.760	33.000
March 2019	15.890	14.968	36.170	33.720

Since June 27, 2017, Citibank N.A. (the “Depositary”) functions as depositary bank issuing ADRs pursuant to a deposit agreement (the “Deposit Agreement”) among Eni, the Depositary and the beneficial owners (“Beneficial Owners”) and registered holders from time to time of the ADRs issued hereunder.
As of March 22, 2019, there were 38,019,686 ADRs outstanding, representing 76,059,372 ordinary shares or approximately 2.1% of all Eni’s shares outstanding, held by 93 holders of record (including the Depository Trust Company) in the United States, 92 of which are U.S. residents. Since certain of such ADRs are held by nominees, the number of holders may not be representative of the number of Beneficial Owners in the United States or elsewhere.
The Shares are included in the FTSE MIB Index (the “FTSE MIB”), the primary benchmark index for the Italian Stock Exchange. Capturing approximately 80% of the domestic market capitalization, the FTSE MIB measures the performance of 40 highly liquid, leading companies across leading industries listed on

MTA and the Investment Vehicles Market (MIV) and seeks to replicate the broad sector weights of the Italian Stock Exchange. The constituents of the FTSE MIB are selected based on market capitalization of free float shares and liquidity. The FTSE MIB is market cap-weighted after adjusting constituents for free float and foreign ownership limits. FTSE MIB is the principal indicator used to track the performance of the Italian Stock Exchange and is the basis for future and option contracts traded on the Italian Derivatives Market (IDEM) managed by Borsa Italiana. The Shares are a component of the FTSE MIB, with a weighting of approximately 12%, as established by FTSE Russel after the quarterly rebalancing for FTSE MIB effective March 18, 2019.
A two-day rolling cash settlement applies to all trades of equity securities on Borsa Italiana. Besides Shares traded on MTA, futures and options contracts on the Shares are traded on IDEM and securitized derivatives based on the Shares are traded on the multilateral trading facility of securitised derivatives financial instruments, organised and managed by Borsa Italiana (SeDeX). IDEM facilitates the trading of futures and options contracts on index and shares issued by companies that meet certain required capitalization and liquidity thresholds. SeDeX is the Borsa Italiana electronic multilateral trading facility where it is possible to trade securitized derivatives (for instance, covered warrants and certificates).
Borsa Italiana disseminates daily market data and news for each listed security, including volume traded and high and low prices. At the end of each trading day an “official price”, calculated as the weighted average price of the total volume of each security traded in the market during the session without taking into account the contracts concluded with cross trades and block trades, and a “reference price”, calculated as the closing auction price, are reported by Borsa Italiana. For the purposes of the automatic control of the regularity of trading on MTA, the following price variation limits shall apply to contracts concluded on shares making up the FTSE MIB, effective March 11, 2019: (i) ± 5.0% (or such other amount established by Borsa Italiana in the “Guide to the Parameters” for trading on the regulated markets organized and managed by Borsa Italiana) with respect to the static price (the static price shall be the previous day’s reference price, in the opening auction, or the auction price, in the continuous trading phase); and (ii) ± 3.5% (or such other amount established by Borsa Italiana in the “Guide to the Parameters”) with respect to the dynamic price (the price of the last contract concluded during the continuous trading phase). Where the price of a contract that is being concluded exceeds one of the price variation limits referred to above, trading in that security will be automatically suspended and a volatility auction phase begun for a certain period of time.
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
According to Consob regulations, Borsa Italiana has issued rules governing the organization and management of the Italian Regulated Markets it is responsible for, which, inter alia, are MTA (for example, shares, convertible bonds, pre-emptive rights, warrants), ETFplus (for example, Exchange Traded Funds, Exchange Traded Commodities, Exchange Traded Notes, Structured ETFs and Actively managed ETFs), IDEM (futures and options contracts whose underlying assets are financial instruments, interest rates, foreign currencies, goods or related indexes),, MOT (bond market) and MIV (market for investment vehicles), as well as the admission to listing on and trading on these markets.
According to the regulatory framework introduced by Markets in Financial Instruments Directive No. 2014/65/EU as amended (“MiFID II”), as implemented in Italy, and Regulation (EU) No. 600/2014 (“MiFIR”), applicable from January 3, 2018, and Consob regulations, orders can be routed not only to Regulated Markets but also to either Multilateral Trading Facilities (MTFs) or Systematic Internalisers. A MTF is a multilateral system, operated by an investment firm or a market operator, which brings together multiple third-party buying and selling interests in financial instruments – in the system and in accordance with non-discretionary rules – in a way that results in a contract. A Systematic Internaliser is an investment firm which, on an organized, frequent systematic and substantial basis, deals on own account when executing client orders outside a Regulated Market, an MTF or an Organized Trading Facility (“OTF”) without operating a multilateral system. Following the transposition in Italy of MiFID II and the application of MiFIR, OTFs are now included among the “trading venues” that are subject to regulation. An OTF is a multilateral system which is not a Regulated Market or an MTF and in which multiple third-party buying and selling interests in bonds, structured finance products, emission allowances or derivatives are able to interact in the system in a way that results in a contract.
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
Compensation
Directors’ compensation shall be determined by the Shareholders’ Meeting, as required by Italian law, while the compensation of Directors with delegated powers in accordance with the By-laws (such as the Board Chairman and the CEO), or that participate in Board Committees, shall be determined by the Board of Directors, upon the proposal of the Remuneration Committee, after examining the opinion of the Board of Statutory Auditors (for more details about the compensation policy in 2018, see the Remuneration Report 2019 incorporated herein by reference).
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
Voting rights
The general provisions on share “voting rights” are described at the paragraph “Shareholders’ Meeting” below. In relation to the appointment of the Board of Directors (Eni’s Board is not a “staggered board”) and the Board of Statutory Auditors (see “Item 6”), Eni’s By-laws provide for a slate voting system. In particular, pursuant to Article 17 of the By-laws and in accordance with applicable law, slates may be presented both by shareholders, either severally or jointly, representing at least 1% of the share capital, or any other threshold established by Consob in its regulation (lastly, on January 24, 2019, Consob confirmed a threshold of 0.5% for Eni, given its market capitalization), or by the Board of Directors. Each shareholder may, severally or jointly, submit and vote on a single slate only.
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
Limitation on changes in control of the Company (Special Powers of the Italian State)
Decree Law No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012 (Law No. 56/2012), modified Italian legislation governing the special powers of the Italian State to comply with European rules4.
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
Under the above mentioned Decree Law No. 148/2017, in the case of the purchase of a stake in quoted issuers equal or above the thresholds of 10%, 20% and 25% of the relevant share capital in listed companies, the investor shall state the objectives it intends to pursue in the following six months. The

(5)
The identification of the high-technology industries is left to one or more implementing government regulations, not yet issued at the date of approval of this Report.

(6)
In order to determine if a foreign investment could impact security or public order, Article 2, paragraph 6, of Law no. 56/2012, as updated by Decree-law no. 148/2017, establishes that it is possible to take into consideration the circumstance of a foreign investor being controlled by the government of another non-EU country, including by way of significant financing.

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
Income tax
Dividends regarding income of financial year 2018 paid in 2019, received by Italian resident individuals, holding the shares or ADRs in connection with entrepreneurial activity, are included in the

(12)
Autorità garante per la concorrenza e il mercato (AGCM – www.agcm.it)

taxable income subject to personal income tax to the extent of 58.14% of their amount. Personal income tax applies at progressive rates ranging from 23% to 43% plus local surtaxes. Dividends received by Italian resident individuals holding the shares or ADRs otherwise than in connection with entrepreneurial activity, are subject to a substitute tax of 26% withheld at the source by the dividend paying agent. This being the case, the dividend is not to be included in the individual’s tax return.
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
Dividends are subject to a 1,20% substitute tax introduced by the Financial Bill for 2008 where the conditions in Article 27, paragraph 3-ter, Presidential Decree No. 600 of 1973 are met, i.e. dividends are paid to companies and entities subject to a corporate income tax in a European Union Member State or in the European Economic Area.
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
Profits gained by Italian resident individuals, not in connection with entrepreneurial activity, in financial year 2019, are subject to substitute tax for 26%.
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
PFIC rules
Eni believes that Shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Eni SpA were to be treated as a PFIC, gain realized on the sale or other disposition of your

Shares or ADSs would in general not be treated as capital gain. Instead, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the Shares or ADSs, the U.S. Holder would be treated as having realized such gains and certain “excess distributions” ratably over the holding period for the Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. Holder’s Shares or ADSs will be treated as stock in a PFIC if Eni SpA were a PFIC at any time during the period the Shares or ADSs were held. Dividends received from Eni SpA will not be eligible for the preferential tax rates applicable to qualified dividend income if Eni SpA is treated as a PFIC with respect to the U.S. Holders either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.
Documents on display
Eni’s Annual Report and Accounts and any other document concerning the Company are also available online on the Company website at: http://www.eni.com/en_IT/documentation/documentation.page?type=bil-rap.
The Company is subject to the information requirements of the U.S. Security Exchange Act of 1934 applicable to foreign private issuers.
In accordance with these requirements, Eni files its Annual Report on Form 20-F and other related documents with the U.S. SEC. It’s possible to read and copy documents that have been filed with the U.S. via commercial document retrieval services, and from the SEC website (www.sec.gov).

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the possibility that the exposure to fluctuations in commodity prices, currency exchange rates, interest rates or other market benchmarks will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. Eni’s financial performance is particularly sensitive to changes in the price of crude oil and movements in the EUR/USD exchange rate. Overall, a rise in the price of crude oil has a positive effect on Eni’s results from operations and liquidity due to increased revenues from oil&gas production. Conversely, a decline in crude oil prices reduces Eni’s results from operations and liquidity.
The impact of changes in crude oil prices on the Company’s refining and marketing and petrochemical businesses depends upon the speed at which the prices of finished products adjust to reflect changes in crude oil prices. In addition, the Group’s activities are, to various degrees, sensitive to fluctuations in the EUR/USD exchange rate as commodities are generally priced internationally in U.S. dollars or linked to dollar denominated products. Overall, an appreciation of the euro against the dollar reduces the Group’s results from operations and liquidity, and vice versa.
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
The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of undertaking finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department and its subsidiaries Eni Finance International, Eni Finance USA and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular, Eni SpA and Eni Finance International manage the Group subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies are managed by the parent company. The commodity risk of each business unit (Eni’s business lines or subsidiaries) is pooled and managed by the parent company Midstream business department, with Eni Trading & Shipping executing the negotiation of commodity derivatives.
During 2013, the above mentioned centralized model for the execution of financial derivatives has been ring fenced in light of the relevant new financial regulations which became effective (EMIR/Dodd Frank act). Eni’s activities are in compliance with regulatory requirements for execution of financial derivatives on European and non-European Regulated Markets, on Multilateral Trading Facilities, on Organized Trading Facilities or bilaterally with OTC counterparties.
In addition to the reinforcement of the centralized execution model, as required by the new financial regulation, in 2013 the EMIR concepts of  “risk reducing” and “non-risk reducing” derivatives were introduced. Company’s activities in financial derivatives were thus classified in order to clearly: a) isolate ex ante non-risk reducing activities; b) define a priori the types of OTC derivative contracts included in the hedging portfolios and the eligibility criteria, and stating that the transactions in contracts included in the hedging portfolios are limited to covering risks directly related to commercial or treasury financing activities; and c) provide for a sufficiently disaggregate view of the hedging portfolios in terms of for example asset class, product and time horizon, in order to establish the direct link between the portfolio of hedging transactions and the risks that this portfolio seeks to hedge. A derivative can be qualified a risk reducing instrument when, by itself or in combination with other derivative contracts (so-called macro or portfolio hedging) it:
(i)
directly or through closely correlated instruments (so-called proxy hedging) covers the risks arising from potential changes in the value of different assets under Eni control or that Eni will have under its controls in the normal course of business driven by fluctuation of interest rates, inflation rates, foreign exchange rates or credit risk; or

(ii)
qualifies as a hedging contract pursuant to IFRS.

Use of financial derivatives (in euro or currencies different from euro) is allowed with the following risk reducing purposes:
•
Back to back: includes market risk-free instruments that are negotiated in accordance to an execution criteria and normally settled with an intermediation fee. They normally comply with hedge accounting requirements or own use exemption. These are transaction-based activities characterized by a substantial absence of market risk. A hedging instrument can be considered back to back when the financial derivative is structured as to match as much as possible asset class, size and maturity of the hedged position. As a result, the combination of the hedged item, normally a single asset/contract or an order received by mean of an internal derivative, and the hedging instrument, i.e. the financial derivative, is substantially market risk free or is exposed only to a basic risk related to the ineffective portion of the hedging item. In addition, the hedging item may entail counterparty risk and operational risk. These derivatives are normally accounted for as hedges for financial statement purposes.

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

•
Asset-backed hedging: is a portfolio-based activity performed to protect assets extrinsic value which is the fair value that a third party would potentially pay to buy the flexibility associated to assets available to the Group. It is normally characterized by a maximum level of market risk related to the size of managed assets and the volatility of underlying commodities. The more flexible the asset, the higher its extrinsic value that can be normally quantified as an option premium, linked to the price of an underlying commodity, volatility, time, interest rate. To protect the value of asset flexibility, a business unit may transfer to a central entity part or the whole of an asset flexibility or a portfolio of flexibilities and the central entity will hedge such flexibility on financial markets so to lock its value by monetizing it via derivatives. Hedging strategies adopted for asset-backed hedging are normally portfolio based, very dynamic and entail large use of proxies. Depending on the optimization model such strategies are continuously adjusting relevant hedging ratios buying and selling same financial products several times, since the underlying asset flexibility to be hedged is changing depending on price level, price volatility, time to delivery, etc. These derivatives may lead to gains as well as losses which in each case may be significant and are accounted through profit and loss as they lack the hedge requirements provided by IFRS. However, we believe that the risks associated with those derivatives are mitigated by the natural hedge granted by the asset availability.

•
Portfolio management: is a portfolio based activity performed on a combination of underlying positions, such as physical assets (production plants, transmission infrastructures, storages, etc.), commercial assets (spot and forward short/medium/long term supply and sale contracts with physical delivery) and related financial derivatives. Normally, the target of a portfolio management activity is to optimize managed assets’ base by running quantitative models which, given production/consumption forecasts, prices scenarios and logistic flexibility/constraints, determine the optimal configuration in terms of volume, price and flexibility for physical and commercial assets in the portfolio. Financial derivatives are then used in the portfolio management activity in order to manage the overall risk level associated to such optimal configuration within a set tolerance or to balance the combined risk-reward profile of the portfolio in line with company’s targets. Market risk associated to portfolio management is proportional to assets size and maturity and volatility/correlation of underlying markets. Financial derivatives are normally used to hedge the resulting net position, but they might hedge also single physical/commercial assets included in the portfolio. The activity is dynamic by nature, since optimization models are run periodically, even on a daily and infra-daily timescale, in order to rebalance optimal configuration in view of actual or forecast changes in volumes, prices and flexibility. As a consequence, financial derivatives are also managed dynamically, with a continuous adjustment that might lead to buy and sell the same financial product several times in a given time frame. These derivatives may lead to gains, as well as losses which in each case may be significant and are accounted through profit as they lack the hedge requirements provided by IFRS.
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
Eni monitors on a daily basis that every activity involving derivatives is correctly classified according to the risk reducing taxonomy (i.e. back to back, flow hedging, asset-backed hedging or portfolio management), is directly or indirectly related to the hedged industrial assets and effectively optimizes the risk profile to which Eni is, or could be, exposed. When some derivatives fail to prove their risk reducing purpose, they are reclassified as Proprietary Trading. Provided that Proprietary Trading is segregated ex ante from other activities, its resulting market risk exposure is subject to specific limits expressed in terms of Stop Loss, VaR and notional amounts. The aggregated notional amounts of non-risk reducing derivatives at Group level are constantly benchmarked with the thresholds required by relevant international financial regulations.
Please refer to “Item 18 – Note 27 of the Notes on Consolidated Financial Statements” for a qualitative and quantitative discussion of the Company’s exposure to market risks.

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
For the year 2018, the Depositary will reimburse to Eni up to $1,800,000 in connection with the above mentioned expenditures.
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
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the

Treadway Commission (CoSO) in 2013. Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2018.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, has been audited by E&Y SpA, an independent registered public accounting firm, as stated in its report that is included on page F-2 of this Annual Report on Form 20-F.
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
Item 16B. Code of Ethics
Eni adopted a Code of Ethics that applies to all Eni’s employees, including Chiefs, Officers, principal Financial and Accounting Officers, Directors and Statutory Auditors. Eni published its Code of Ethics on Eni’s website. It is accessible at www.eni.com, under the section Governance. A copy of this Code of Ethics is included as an exhibit to this Annual Report on Form 20-F.
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
Item 16C. Principal accountant fees and services
EY SpA has served as Eni principal independent public auditor for fiscal years 2018 and 2017 for which audited Consolidated Financial Statements appear in this Annual Report on Form 20-F.

The following table shows total fees paid by Eni, its consolidated and non-consolidated subsidiaries and Eni’s share of fees incurred by joint ventures for services provided by Eni to its public auditors EY SpA and its respective member firms, for the years ended December 31, 2018 and 2017, respectively:
	Year ended December 31,
	2018	2017
	(€ thousand)
Audit fees	25,445	23,193
Audit-related fees	1,628	1,712
Tax fees
All other fees		12
Total	27,073	24,917

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
During 2018, no audit-related fees, tax fees or other non-audit fees were approved by the Board of Statutory Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i) (C) of Rule 2-01 of Regulation S-X.

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
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers
The issuer and its affiliated purchasers have not executed any purchase of equity securities of the issuer since the end of 2014 and up to and as of the date of the filing of our annual report on Form 20-F for the year ended December 31, 2018.
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
Eni standards. Pursuant to Corporate Governance Code, independent Directors shall meet at least once a year without the other Directors. During 2018, Eni’s independent Directors had opportunities to meet, informally, to hold discussions and exchange opinions.
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
Eni standards. At its Meetings of December 15, 2003 and January 28, 2004, the Board of Directors of Eni approved an organizational, management and control model pursuant to Italian Legislative Decree No. 231 of 2001 (hereinafter “Model 231”) and established the associated Eni Watch Structure. Moreover, after subsequent approvals of the updates to Model 231 in response to changes in the Italian legislation governing the matter and in the Company organizational structures, on March 14, 2008, the Board of Directors approved the overall revision of Model 231 and adopted Eni’s Code of Ethics – replacing the previous version of Eni’s Code of Conduct of 1998. Most recently, the Board of Directors, in its meeting held on November 23, 2017, approved the updating of Model 231 and Eni’s Code of Ethics, as defined by the CEO with the support of the “Technical Committee 231”, consisting of members from the Company’s Legal Affairs, Integrated Compliance Department, Human Resources and Organization and Internal Audit units. Eni’s Code of Ethics, which is an integral part of Model 231, sets out a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes internally and externally in order to ensure that all its business activities are conducted in compliance with the law, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of all the stakeholders with whom Eni interacts on an ongoing basis. These include shareholders, employees, suppliers, customers, commercial and financial partners, and the local communities and institutions of the countries where Eni operates. All Eni personnel, without exception or distinction, starting with Directors, senior management and members of the Company’s bodies, as also required under U.S. SEC rules and the Sarbanes-Oxley Act, are committed to observing and enforcing the principles set out in the Code of Ethics in the performance of their functions and duties. The synergies between the Code of Ethics and Model 231 are underscored by the designation of the Eni Watch Structure, established under Model 231, as the Guarantor of the Code of Ethics. The Guarantor of the Code of Ethics acts to ensure the protection and promotion of the above principles. Every six months, it presents a report on the implementation of the Code to the Control and Risk Committee, to the Board of Statutory Auditors and to the Chairman and the CEO, who in turn reports on this to the Board of Directors. At present, the Watch

Structure of Eni SpA is composed of three external members, including the Chairman, and four internal members. The internal members are Company executives in charge of Legal Affairs, labor law matters and disputes, Internal Audit and Integrated Compliance. External members are independent professionals, experts in law and/or economic matters. Also in order to grant the Watch Structure the greatest extent of autonomy and independence, the set of rules adopted by the Watch Structure provide for specific quorum to convene and to pass resolutions so to ensure that all resolutions are effectively adopted with the favourable vote of the majority of the external members.
Item 16H. Mine safety disclosure
Not applicable since Eni does not engage in mining operations.

PART III
Item 17. FINANCIAL STATEMENTS
Not applicable.
Item 18. FINANCIAL STATEMENTS
Item 19. EXHIBITS
1.	By-laws of Eni SpA
8.	List of subsidiaries
11.	Code of Ethics
Certifications:
12.1.	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act
12.2.	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act
13.1.	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act)
13.2.	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act)
15.a(i)	Excerpt of the pages and sections of the remuneration report prepared in accordance to Italian listing standards for the year 2018 incorporated herein by reference
15.a(ii)	Report of DeGolyer and MacNaughton
15.a(iii)	Report of Ryder Scott Co
15.a(iv)	Report of SGS Nederland B. V.
101.a(i)	XBRL Document

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Eni S.p.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Eni S.p.A. (the Company) as of December 31, 2018 and 2017, the related consolidated profit and loss accounts and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 5, 2019 expressed an unqualified opinion thereon.
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
April 5, 2019

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Eni S.p.A.
Opinion on Internal Control over Financial Reporting
We have audited Eni S.p.A.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Eni S.p.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated profit and loss accounts and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 5, 2019 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young S.p.A.
Rome, Italy
April 5, 2019

CONSOLIDATED BALANCE SHEET
(euro million)
		December 31, 2018		December 31, 2017
	Note	Total amount	of which with related parties	Total amount	of which with related parties
ASSETS
Current assets
Cash and cash equivalents	(5)	10,836		7,363
Financial assets held for trading	(6)	6,552		6,012
Financial assets available for sale				207
Other current financial assets	(15)	300	49	316	73
Trade and other receivables	(7)	14,101	633	15,421	834
Inventories	(8)	4,651		4,621
Income tax receivables	(9)	191		191
Other tax receivables	(9)	561		729
Other current assets	(10) (23)	2,258	71	1,573	30
		39,450		36,433
Non-current assets
Property, plant and equipment	(11)	60,302		63,158
Inventories – compulsory stock	(8)	1,217		1,283
Intangible assets	(12)	3,170		2,925
Equity-accounted investments	(14)	7,044		3,511
Other investments	(14)	919		219
Other non-current financial assets	(15)	1,253	915	1,675	1,214
Deferred tax assets	(22)	3,931		4,078
Other non-current assets	(10) (23)	792	160	1,323	46
		78,628		78,172
Assets held for sale	(24)	295		323
TOTAL ASSETS		118,373		114,928
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	(18)	2,182	661	2,242	164
Current portion of long-term debt	(18)	3,601		2,286
Trade and other payables	(16)	16,747	3,664	16,748	2,808
Income tax payables	(9)	440		472
Other tax payables	(9)	1,432		1,472
Other current liabilities	(17) (23)	3,980	63	1,515	60
		28,382		24,735
Non-current liabilities
Long-term debt	(18)	20,082		20,179
Provisions for contingencies	(20)	11,886		13,447
Provisions for employee benefits	(21)	1,117		1,022
Deferred tax liabilities	(22)	4,272		5,900
Other non-current liabilities	(17) (23)	1,502	23	1,479	23
		38,859		42,027
Liabilities directly associated with assets held for sale	(24)	59		87
TOTAL LIABILITIES		67,300		66,849
SHAREHOLDERS’ EQUITY	(25)
Non-controlling interest		57		49
Eni shareholders’ equity
Share capital		4,005		4,005
Retained earnings		36,702		35,966
Cumulative currency translation differences		6,605		4,818
Other reserves		1,672		1,889
Treasury shares		(581)		(581)
Interim dividend		(1,513)		(1,441)
Net profit (loss)		4,126		3,374
Total Eni shareholders’ equity		51,016		48,030
TOTAL SHAREHOLDERS’ EQUITY		51,073		48,079
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		118,373		114,928

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(euro million except as otherwise stated)

		2018		2017		2016
	Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties
REVENUES	(28)
Net sales from operations		75,822	1,383	66,919	1,567	55,762	1,238
Other income and revenues		1,116	8	4,058	41	931	74
		76,938		70,977		56,693
COSTS
Purchases, services and other	(29)	(55,622)	(8,009)	(51,548)	(9,164)	(43,278)	(8,212)
Net (impairment losses) reversals of trade and other receivables	(7)	(415)	26	(913)		(846)
Payroll and related costs	(29)	(3,093)	(22)	(2,951)	(34)	(2,994)	(24)
Other operating income (expense)	(23)	129	319	(32)	331	16	247
Depreciation and amortization	(11)(12)	(6,988)		(7,483)		(7,559)
Net (impairment losses) reversals of tangible and intangible assets	(13)	(866)		225		475
Write-off of tangible and intangible assets	(11)(12)	(100)		(263)		(350)
OPERATING PROFIT (LOSS)		9,983		8,012		2,157
FINANCE INCOME (EXPENSE)
Finance income	(30)	3,967	115	3,924	191	5,850	157
Finance expense	(30)	(4,663)	(283)	(5,886)	(4)	(6,232)	(145)
Net finance income (expense) from financial assets held for trading	(30)	32		(111)		(21)
Derivative financial instruments	(23)	(307)		837		(482)	27
		(971)		(1,236)		(885)
INCOME (EXPENSE) FROM INVESTMENTS	(14)(31)
Share of profit (loss) from equity-accounted investments		(68)		(267)		(326)
Other gain (loss) from investments		1,163		335		(54)
		1,095		68		(380)
PROFIT (LOSS) BEFORE INCOME TAXES		10,107		6,844		892
Income taxes	(32)	(5,970)		(3,467)		(1,936)
Net profit (loss) for the year - continuing operations		4,137		3,377		(1,044)
Net profit (loss) for the year - discontinued operations						(413)
Net profit (loss) for the year		4,137		3,377		(1,457)
Attributable to Eni:
- continuing operations		4,126		3,374		(1,051)
- discontinued operations						(413)
		4,126		3,374		(1,464)
Attributable to non-controlling interest:
- continuing operations		11		3		7
- discontinued operations
		11		3		7
Earnings per share attributable to Eni (€ per share)	(33)
Basic		1.15		0.94		(0.41)
Diluted		1.15		0.94		(0.41)
Earnings per share attributable to Eni – Continuing operations (€ per share)	(33)
Basic		1.15		0.94		(0.29)
Diluted		1.15		0.94		(0.29)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(euro million)

	Note	2018	2017	2016
Net profit (loss)		4,137	3,377	(1,457)
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Remeasurements of defined benefit plans	(25)	(15)	(33)	16
Change in the fair value of minor investments with effects to OCI	(25)	15
Tax effect related to other comprehensive income not to be reclassified to profit or loss in subsequent periods	(25)	(2)	29	(35)
		(2)	(4)	(19)
Items that may be reclassified to profit or loss in later periods
Currency translation differences		1,787	(5,573)	1,198
Change in the fair value of available-for-sale financial instruments	(25)		(5)	(4)
Change in the fair value of cash flow hedging derivatives	(25)	(243)	(6)	883
Share of other comprehensive income on equity-accounted entities	(25)	(24)	69	32
Tax effect related to other comprehensive income to be reclassified to profit or loss in subsequent periods	(25)	58	1	(220)
		1,578	(5,514)	1,889
Total other items of comprehensive income (loss)		1,576	(5,518)	1,870
Total comprehensive income (loss)		5,713	(2,141)	413
Attributable to Eni
- continuing operations		5,702	(2,144)	819
- discontinued operations				(413)
		5,702	(2,144)	406
Attributable to non-controlling interest
- continuing operations		11	3	7
- discontinued operations
		11	3	7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(euro million)
		Eni shareholders’ equity
	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves	Treasury shares	Interim dividend	Net profit (loss) for the year	Total	Non- controlling interest	Total shareholders’ equity
Balance at December 31, 2017	(25)	4,005	35,966	4,818	1,889	(581)	(1,441)	3,374	48,030	49	48,079
Changes in accounting policies (IFRS 9 and 15)	(3)		245						245		245
Balance at January 1, 2018		4,005	36,211	4,818	1,889	(581)	(1,441)	3,374	48,275	49	48,324
Net profit for the year								4,126	4,126	11	4,137
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Remeasurements of defined benefit plans net of tax effect	(25)				(17)				(17)		(17)
Change of minor investments measured at fair value with effects recognised in OCI	(25)				15				15		15
					(2)				(2)		(2)
Items that may be reclassified to profit or loss in later periods
Currency translation differences	(25)			1,787					1,787		1,787
Change in the fair value of cash flow hedge derivatives net of tax effect	(25)				(185)				(185)		(185)
Share of “Other comprehensive income” on equity-accounted entities	(25)				(24)				(24)		(24)
				1,787	(209)				1,578		1,578
Total comprehensive income (loss) of the year				1,787	(211)			4,126	5,702	11	5,713
Transactions with shareholders
Dividend distribution of Eni SpA (€0.40 per share in settlement of 2017 interim dividend of €0.40 per share)	(25)						1,441	(2,881)	(1,440)		(1,440)
Interim dividend distribution of Eni SpA (€0.42 per share)	(25)						(1,513)		(1,513)		(1,513)
Dividend distribution of other companies										(3)	(3)
Allocation of 2017 net income			493					(493)
			493				(72)	(3,374)	(2,953)	(3)	(2,956)
Other changes in shareholders’ equity
Long-term share-based incentive plan			5						5		5
Other changes			(7)		(6)				(13)		(13)
			(2)		(6)				(8)		(8)
Balance at December 31, 2018	(25)	4,005	36,702	6,605	1,672	(581)	(1,513)	4,126	51,016	57	51,073

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(euro million)

		Eni shareholders’ equity
	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves	Treasury shares	Interim dividend	Net profit (loss) for the year	Total	Non- controlling interest	Total shareholders’ equity
Balance at December 31, 2016	(25)	4,005	40,367	10,319	1,832	(581)	(1,441)	(1,464)	53,037	49	53,086
Net profit for the year								3,374	3,374	3	3,377
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Remeasurements of defined benefit plans net of tax effect	(25)				(4)				(4)		(4)
					(4)				(4)		(4)
Items that may be reclassified to profit or loss in later periods
Currency translation differences	(25)			(5,575)	2				(5,573)		(5,573)
Change in the fair value of other available-for-sale financial instruments net of tax effect	(25)				(4)				(4)		(4)
Change in the fair value of cash flow hedge derivatives net of tax effect	(25)				(6)				(6)		(6)
Share of “Other comprehensive income” on equity-accounted entities	(25)				69				69		69
				(5,575)	61				(5,514)		(5,514)
Total comprehensive income (loss) of the year				(5,575)	57			3,374	(2,144)	3	(2,141)
Transactions with shareholders
Dividend distribution of Eni SpA (€0.40 per share in settlement of 2016 interim dividend of €0.40 per share)	(25)						1,441	(2,881)	(1,440)		(1,440)
Interim dividend distribution of Eni SpA (€0.40 per share)	(25)						(1,441)		(1,441)		(1,441)
Dividend distribution of other companies										(3)	(3)
Allocation of 2016 net loss			(4,345)					4,345
			(4,345)					1,464	(2,881)	(3)	(2,884)
Other changes in shareholders’ equity
Other changes			(56)	74					18		18
			(56)	74					18		18
Balance at December 31, 2017	(25)	4,005	35,966	4,818	1,889	(581)	(1,441)	3,374	48,030	49	48,079

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(euro million)

	Eni shareholders’ equity
	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves	Treasury shares	Interim dividend	Net profit for the year	Total	Non- controlling interest	Total shareholders’ equity
Balance at December 31, 2015	4,005	51,985	9,129	1,173	(581)	(1,440)	(8,778)	55,493	1,916	57,409
Net profit (loss) for the year							(1,464)	(1,464)	7	(1,457)
Other items of comprehensive income (loss)
Items that are not reclassified to profit or (loss) in later periods
Remeasurements of defined benefit plans net of tax effect				(19)				(19)		(19)
				(19)				(19)		(19)
Items that may be reclassified to profit or (loss) in later periods
Currency translation differences			1,190	8				1,198		1,198
Change in the fair value of other available-for-sale financial instruments net of tax effect				(4)				(4)		(4)
Change in the fair value of cash flow hedge derivatives net of tax effect				663				663		663
Share of “Other comprehensive income” on equity-accounted entities				32				32		32
			1,190	699				1,889		1,889
Total comprehensive income (loss) of the year			1,190	680			(1,464)	406	7	413
Transactions with shareholders
Dividend distribution of Eni SpA (€0.40 per share in settlement of 2015 interim dividend of €0.40 per share)		(1,028)				1,440	(1,852)	(1,440)		(1,440)
Interim dividend distribution of Eni SpA (€0.40 per share)						(1,441)		(1,441)		(1,441)
Dividend distribution of other companies									(4)	(4)
Allocation of 2015 net loss		(10,630)					10,630
		(11,658)				(1)	8,778	(2,881)	(4)	(2,885)
Other changes in shareholders’ equity
Exclusion from the scope of consolidation of Saipem group following the sale of the control									(1,872)	(1,872)
Reclassification to profit and loss account of amounts previously recognized in other comprehensive income related to Saipem		(8)		(20)				(28)		(28)
Other changes		48		(1)				47	2	49
		40		(21)				19	(1,870)	(1,851)
Balance at December 31, 2016	4,005	40,367	10,319	1,832	(581)	(1,441)	(1,464)	53,037	49	53,086

CONSOLIDATED STATEMENT OF CASH FLOWS
(euro million)

	Note	2018	2017	2016
Net profit (loss) of the year – continuing operations		4,137	3,377	(1,044)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities
Depreciation and amortization	(11) (12)	6,988	7,483	7,559
Net Impairments (reversals) of tangible and intangible assets	(13)	866	(225)	(475)
Write-off of tangible and intangible assets	(11) (12)	100	263	350
Share of (profit) loss of equity-accounted investments	(14) (31)	68	267	326
Gain on disposal of assets, net		(474)	(3,446)	(48)
Dividend income	(31)	(231)	(205)	(143)
Interest income		(185)	(283)	(209)
Interest expense		614	671	645
Income taxes	(32)	5,970	3,467	1,936
Other changes		(474)	894	(9)
Changes in working capital:
- inventories		15	(346)	(273)
- trade receivables		334	657	1,286
- trade payables		642	284	1,495
- provisions for contingencies		(238)	96	(1,043)
- other assets and liabilities		879	749	647
Cash flow from changes in working capital		1,632	1,440	2,112
Net change in the provisions for employee benefits		109	38	22
Dividends received		275	291	212
Interest received		87	104	160
Interest paid		(609)	(582)	(780)
Income taxes paid, net of tax receivables received		(5,226)	(3,437)	(2,941)
Net cash provided by operating activities		13,647	10,117	7,673
- of which with related parties	(36)	(2,707)	(2,843)	(3,749)
Investing activities:
- tangible assets	(11)	(8,778)	(8,490)	(9,067)
- intangible assets	(12)	(341)	(191)	(113)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(26)	(119)
- investments	(14)	(125)	(510)	(1,164)
- securities		(432)	(316)	(1,336)
- financial receivables		(554)	(657)	(1,208)
- change in payables in relation to investing activities and capitalized depreciation		408	152	(8)
Cash flow from investing activities		(9,941)	(10,012)	(12,896)
Disposals:
- tangible assets		1,089	2,745	19
- intangible assets		5	2
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(26)	(47)	2,662	(362)
- tax on disposals			(436)
- investments		195	482	508
- securities		61	224	20
- financial receivables		496	999	8,063
- change in receivables in relation to disposals		606	(434)	205
Cash flow from disposals		2,405	6,244	8,453
Net cash used in investing activities		(7,536)	(3,768)	(4,443)
- of which with related parties	(36)	(3,314)	(3,115)	3,752

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
(euro million)

	Note	2018	2017	2016
Increase in long-term financial debt	(18)	3,790	1,842	4,202
Repayments of long-term financial debt	(18)	(2,757)	(2,973)	(2,323)
Increase (decrease) in short-term financial debt	(18)	(713)	(581)	(2,645)
		320	(1,712)	(766)
Dividends paid to Eni’s shareholders		(2,954)	(2,880)	(2,881)
Dividends paid to non-controlling interest		(3)	(3)	(4)
Net cash used in financing activities		(2,637)	(4,595)	(3,651)
- of which with related parties	(36)	16	(16)	(192)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)			7	(5)
Effect of cash and cash equivalents pertaining to discontinued operations				889
Effect of exchange rate changes and other changes on cash and cash equivalents		18	(72)	2
Net cash flow of the year		3,492	1,689	465
Cash and cash equivalents – beginning of the year	(5)	7,363	5,674	5,209
Cash and cash equivalents – end of the year(a)	(5)	10,855	7,363	5,674

(a)
Cash and cash equivalents as of December 31, 2018, include €19 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item Assets held for sale in the balance sheet

Notes on Consolidated Financial Statements
1 Significant accounting policies, estimates and judgements
Basis of preparation
The Consolidated Financial Statements of the Eni Group have been prepared in accordance with International Financial Reporting Standards (IFRS)1 as issued by the International Accounting Standards Board (IASB). Oil and natural gas exploration and production activity is accounted for in accordance with internationally accepted accounting standards taking into account the applicable IFRS requirements.
The Consolidated Financial Statements have been prepared under the historical cost convention, taking into account, where appropriate, value adjustments, except for certain items that under IFRSs must be measured at fair value as described in the accounting policies that follow.
The 2018 Consolidated Financial Statements included in the Annual Report on Form 20-F, approved by the Eni’s Board of Directors on April 4, 2019, were audited by the external auditor Ernst & Young SpA. The external auditor of Eni SpA, as the main external auditor, is wholly in charge of the auditing activities of the Consolidated Financial Statements; when there are other external auditors, Ernst & Young SpA takes the responsibility of their work.
The Consolidated Financial Statements are presented in euro and all values are rounded to the nearest million euros (€ million), except where otherwise indicated.
Significant accounting estimates and judgements
The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses recognised in the financial statements, as well as amounts included in the notes thereto, including disclosure of contingent assets and contingent liabilities. Estimates made are based on complex judgements and past experience of other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgements and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, decommissioning and restoration liabilities, business combinations, employee benefits and recognition of environmental liabilities. Although the Company uses its best estimates and judgements, actual results could differ from the estimates and assumptions used. The accounting estimates and judgements relevant for the preparation of the Consolidated Financial Statement are described below.
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

(1)
IFRSs include also International Accounting Standards (IAS), currently effective, as well as the interpretations developed by the IFRS Interpretations Committee, previously named International Financial Reporting Interpretations Committee (IFRIC) and initially Standing Interpretations Committee (SIC).

Subsidiaries are consolidated, on the basis of consistent accounting policies, from the date on which control is obtained until the date that control ceases. Assets, liabilities, income and expenses of consolidated subsidiaries are fully recognised with those of the parent in the Consolidated Financial Statements; the parent’s investment in each subsidiary is eliminated against the corresponding parent’s portion of equity of each subsidiary. Non-controlling interests are presented separately in the balance sheet within equity; the profit or loss attributable to non-controlling interests is presented in a specific line item of the profit and loss account.
For entities acting as sole-operator in the management of oil&gas contracts on behalf of companies participating in a joint project, the activities are financed proportionally based on a budget approved by the participating companies upon presentation of periodical reports of proceeds and expenses. Costs and revenue and other operating data (production, reserves, etc.) of the project, as well as the related obligations arising from the project, are recognised directly in the financial statements of the companies involved based on their own share. Some subsidiaries are not consolidated because they are not significant, either individually or in the aggregate; this exclusion has not produced significant2 effects on the Consolidated Financial Statements3.
When the proportion of the equity held by non-controlling interests changes, any difference between the consideration paid/received and the amount by which the non-controlling interests are adjusted is attributed to Eni shareholders’ equity. Conversely, the sale of equity interests with loss of control determines the recognition in the profit and loss account of: (i) any gain or loss calculated as the difference between the consideration received and the corresponding transferred net assets; (ii) any gain or loss recognised as a result of the re-measurement of any investment retained in the former subsidiary at its fair value; and (iii) any amount related to the former subsidiary previously recognised in other comprehensive income which may be reclassified subsequently to the profit and loss account4. Any investment retained in the former subsidiary is recognised at its fair value at the date when control is lost and shall be accounted for in accordance with the applicable measurement criteria.
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
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have enforceable rights to the assets, and enforceable obligations for the liabilities, relating to the arrangement. In the Consolidated Financial Statements, Eni recognises its share of the assets/liabilities and revenue/expenses of joint operations on the basis of its rights and obligations relating to the arrangements.
After the initial recognition, the assets/liabilities and revenue/expenses of the joint operations are measured in accordance with the applicable measurement criteria. Not significant joint operations are accounted for using the equity method or, if this does not result in a misrepresentation of the Company’s financial position and performance, at cost net of any impairment losses.
Investments in associates
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

(4)
Conversely, any amount related to the former subsidiary previously recognised in other comprehensive income, which may not be reclassified subsequently to the profit and loss account, are reclassified in another item of equity.

Consolidated companies’ financial statements are audited by external auditors who audit also the information required for the preparation of the Consolidated Financial Statements.
The equity method of accounting
Investments in joint ventures, associates and not significant unconsolidated subsidiaries, are accounted for using the equity method.5 6
Under the equity method, investments are initially recognised at cost, allocating, similarly to business combinations procedures, the purchase price of the investment to the investee’s assets/liabilities; if this allocation is provisionally recognised at initial recognition, it can be retrospectively adjusted within one year from the date of initial recognition, to reflect new information obtained about facts and circumstances that existed at the date of initial recognition. Subsequently, the carrying amount is adjusted to reflect: (i) the investor’s share of the profit or loss of the investee after the date of acquisition; and (ii) the investor’s share of the investee’s other comprehensive income. Distributions received from an equity-accounted investee reduce the carrying amount of the investment. In applying the equity method, consolidation adjustments are considered (see also the accounting policy for “Subsidiaries”). When there is objective evidence of impairment (e.g. relevant breaches of contracts, significant financial difficulty, probable default of the counterparty, etc.), the recoverability is tested by comparing the carrying amount and the related recoverable amount determined by adopting the criteria indicated in the accounting policy for “Property, plant and equipment”. When an impairment loss no longer exists or has decreased, a reversal of the impairment loss is recognised in the profit and loss account within “Other gain (loss) from investments”. The impairment reversal shall not exceed the previously recognised impairment losses. Losses arising from the application of the equity method in excess of the carrying amount of the investment, recognised in the profit and loss account within “Income (Expense) from investments”, reduce the carrying amount of any financing receivables towards the investee for which settlement is neither planned nor likely to occur in the foreseeable future and which are, in substance, an extension of the investment in the investee (the so-called long-term interests).
The sale of equity interests with loss of joint control or significant influence over the investee determines the recognition in the profit and loss account of: (i) any gain or loss calculated as the difference between the consideration received and the corresponding transferred share; (ii) any gain or loss recognised as a result of the re-measurement of any investment retained in the former joint venture/associate at its fair value7; and (iii) any amount related to the former joint venture/associate previously recognised in other comprehensive income which may be reclassified subsequently to the profit and loss account8. Any investment retained in the former joint venture/associate is recognised at its fair value at the date when joint control or significant influence is lost and shall be accounted for in accordance with the applicable measurement criteria.
The investor’s share of losses of an investee, that exceeds the carrying amount of the investment and any long-term interests, is recognised in a specific provision only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the investee.
Business combinations
Business combinations are accounted for by applying the acquisition method. The consideration transferred in a business combination is the sum of the acquisition-date fair value of the assets transferred, the liabilities incurred and the equity interests issued by the acquirer. Acquisition-related costs are accounted for as expenses when incurred.

(5)
In the case of step acquisition of significant influence (joint control), the investment is recognised, at the acquisition date of significant influence (joint control), at the amount deriving from the use of the equity method assuming the adoption of this method since initial acquisition; the “step-up” of the carrying amount of interests owned before the acquisition of significant influence (joint control) is taken to equity.

(6)
Joint ventures, associates and not significant unconsolidated subsidiaries are accounted for at cost less any accumulated impairment losses, if this does not result in a misrepresentation of the Company's financial position and performance.

(7)
If the retained investment continues to be accounted for using the equity method, no re-measurement at fair value is recognised in the profit and loss account.

(8)
Conversely, any amount related to the former joint venture/associate previously recognised in other comprehensive income, which may not be reclassified subsequently to the profit and loss account, are reclassified in another item of equity.

The acquirer shall measure the identifiable assets acquired and liabilities assumed at their acquisition-date fair values9, unless another measurement basis is required by IFRSs. The excess of the consideration transferred over the Group’s share of the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed is recognised, in the balance sheet, as goodwill; conversely, a gain on a bargain purchase is recognised in the profit and loss account.
Any non-controlling interests are measured as the proportionate share in the recognised amounts of the acquiree’s identifiable net assets at the acquisition date excluding, hence, the portion of goodwill attributable to them (partial goodwill method); as an alternative, non-controlling interests may be measured at fair value, which means that goodwill includes the portion attributable to them (full goodwill method)10. The choice of measurement basis for goodwill (partial goodwill method vs. full goodwill method) is made on a transaction-by-transaction basis.
In a business combination achieved in stages, the purchase price is determined by summing the acquisition-date fair value of previously held equity interests in the acquiree and the consideration transferred for obtaining control; the previously held equity interests are re-measured at their acquisition-date fair value and the resulting gain or loss, if any, is recognised in the profit and loss account. Furthermore, on obtaining control, any amount recognised in other comprehensive income related to the previously held equity interests is reclassified to the profit and loss account, or in another item of equity when such amount may not be reclassified to the profit and loss account.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the provisional amounts recognised at the acquisition date shall be retrospectively adjusted within one year from the acquisition date, to reflect new information obtained about facts and circumstances that existed as of the acquisition date.
The acquisition of interests in a joint operation whose activity constitutes a business is accounted for applying the principles on business combinations accounting.
Significant accounting estimates and judgements: investments and business combinations
The assessment of the existence of control, joint control, significant influence over an investee, as well as for joint operations, the assessment of the existence of enforceable rights and obligations imply that the management makes complex judgements on the basis of the characteristics of the investee’s structure, arrangements between parties and other relevant facts and circumstances. Significant accounting estimates by management are required also for measuring the identifiable assets acquired and the liabilities assumed, in a business combination, at their acquisition-date fair values. For such measurement, to be performed also for the application of the equity method, Eni adopts the valuation techniques generally used by market participants taking into account the available information; for the most significant business combinations, Eni engages external independent evaluators.
Intragroup transactions
All balances and transactions between consolidated companies, and not yet realised with third parties, including unrealised profits arising from such transactions have been eliminated.
Unrealised profits arising from transactions between the Group and its equity-accounted entities are eliminated to the extent of the Group’s interest in the equity-accounted entity. In both cases, unrealised losses are not eliminated unless the transaction provides evidence of an impairment loss of the asset transferred.
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

(9)
Fair value measurement principles are described below in the accounting policy for “Fair value measurements”.

(10)
The choice between partial goodwill and full goodwill method is made also for business combinations resulting in the recognition of a gain on bargain purchase in the profit and loss account.

The cumulative resulting exchange differences are presented in the separate component of Eni shareholders’ equity “Cumulative currency translation differences”11. Cumulative amount of exchange differences relating to a foreign operation are reclassified to the profit and loss account when the entity disposes the entire interest in that foreign operation or when the partial disposal involves the loss of control, joint control or significant influence over the foreign operation. On a partial disposal that does not involve loss of control of a subsidiary that includes a foreign operation, the proportionate share of the cumulative exchange differences is reattributed to the non-controlling interests in that foreign operation. On a partial disposal that does not involve loss of joint control or significant influence, the proportionate share of the cumulative exchange differences is reclassified to the profit and loss account. The repayment of share capital made by a subsidiary having a functional currency other than the euro, without a change in the ownership interest, implies that the proportionate share of the cumulative amount of exchange differences relating to the subsidiary is reclassified to the profit and loss account.
The financial statements of foreign operations which are translated into euro are denominated in the foreign operations’ functional currencies which generally is the U.S. dollar.
The main foreign exchange rates used to translate the financial statements into the parent’s functional currency are indicated below:
(currency amount for €1)	Annual average exchange rate 2018	Exchange rate at December 31, 2018	Annual average exchange rate 2017	Exchange rate at December 31, 2017	Annual average exchange rate 2016	Exchange rate at December 31, 2016
U.S. Dollar	1.18	1.15	1.13	1.20	1.11	1.05
Pound Sterling	0.88	0.89	0.88	0.88	0.82	0.86
Norwegian Krone	9.60	9.94	9.33	9.83	9.29	9.09
Australian Dollar	1.58	1.62	1.47	1.53	1.49	1.46

Significant accounting policies
The most significant accounting policies used in the preparation of the Consolidated Financial Statements are described below.
Oil and natural gas exploration, appraisal, development and production expenditure
Acquisition of exploration rights
Costs incurred for the acquisition of exploration rights (or their extension) are initially capitalised within the line item “Intangible assets” as “exploration rights — unproved” pending determination of whether the exploration and appraisal activities in the reference areas are successful or not. Unproved exploration rights are not amortised, but reviewed to confirm that there is no indication that the carrying amount exceeds the recoverable amount. This review is based on the confirmation of the commitment of the Company to continue the exploration activities and on the analysis of facts and circumstances that can show the existence of uncertainties related to the recoverability of the carrying amount. If no future activity is planned, the carrying amount of the related exploration rights is recognised in the profit and loss account as write-off. Lower value exploration rights are pooled and amortised on a straight-line basis over the estimated period of exploration. In the event of a discovery of proved reserves (i.e. upon recognition of proved reserves and internal approval for development), the carrying amount of the related unproved exploration rights is reclassified to “proved exploration rights”, within the line item “Intangible assets”. Upon reclassification, as well as whether there is any indication of impairment, the carrying amount of exploration rights to reclassify as proved is tested for impairment considering the higher of their value in use and their fair value less costs of disposal. From the commencement of production, proved exploration rights are amortised according to the unit of production method (the so-called UOP method, described in the accounting policy for “UOP depreciation, depletion and amortisation”).

(11)
When the foreign subsidiary is partially owned, the cumulative exchange differences, that are attributable to the non-controlling interests, are allocated to and recognised as part of  “Non-controlling interest”.

Acquisition of mineral interests
Costs incurred for the acquisition of mineral interests are capitalised in connection with the assets acquired (such as exploration potential, possible and probable reserves and proved reserves). When the acquisition is related to a set of exploration potential and reserves, the cost is allocated to the different assets acquired based on their expected discounted cash flows.
Acquired exploration potential is measured in accordance with the criteria illustrated in the accounting policy for “Acquisition of exploration rights”. Costs associated with proved reserves are amortised according to the UOP method (see the accounting policy for “UOP depreciation, depletion and amortisation”). Expenditure associated with possible and probable reserves (unproved mineral interests) is not amortised until classified as proved reserves; in case of a negative result, it is written-off.
Exploration and appraisal expenditure
Geological and geophysical exploration costs are recognised as an expense as incurred.
Costs directly associated with an exploration well are initially recognised within tangible assets in progress, as “exploration and appraisal costs — unproved” (exploration wells in progress) until the drilling of the well is completed and can continue to be capitalised in the following 12-month period pending the evaluation of drilling results (suspended exploration wells). If, at the end of this period, it is ascertained that the result is negative (no hydrocarbon found) or that the discovery is not sufficiently significant to justify the development, the wells are declared dry/unsuccessful and the related costs are written-off. Conversely, these costs continue to be capitalised if and until: (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well, and (ii) the entity is making sufficient progress assessing the reserves and the economic and operating viability of the project; on the contrary, the capitalised costs are recognised in the profit and loss account as write-off. Analogous recognition criteria are adopted for the costs related to the appraisal activity. When proved reserves of oil and/or natural gas are determined, the relevant expenditure recognised as unproved is reclassified to proved exploration and appraisal costs, within tangible assets in progress. Upon reclassification, as well as whether there is any indication of impairment, the carrying amount of the costs to reclassify as proved is tested for impairment considering the higher of their value in use and their fair value less costs of disposal. From the commencement of production, proved exploration and appraisal costs are depreciated according to the UOP method (see the accounting policy for “UOP depreciation, depletion and amortisation”).
Development expenditure
Development expenditure, including the costs related to unsuccessful and damaged development wells, are capitalised as “Tangible asset in progress — proved”. Development costs are incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil&gas. They are amortised, from the commencement of production, generally on a UOP basis. When development projects are unfeasible/not carried on, the related costs are written-off when it is decided to abandon the project. Development costs are tested for impairment in accordance with the criteria described in the accounting policy for “Property, plant and equipment”.
UOP depreciation, depletion and amortisation
Proved oil&gas assets are depreciated generally under the UOP method, as their useful life is closely related to the availability of oil&gas reserves, by applying, to the depreciable amounts at the end of each quarter a rate representing the ratio between the volumes extracted during the quarter and the reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between expenditures to be depreciated and oil&gas reserves. Proved exploration rights and acquired proved mineral interests are amortised over proved reserves; proved exploration and appraisal costs and development expenditure are depreciated over proved developed reserves.
Production costs
Production costs are those costs incurred to operate and maintain wells and field equipment and are recognised as an expense as incurred.

Production Sharing Agreements and buy-back contracts
Oil and gas reserves related to Production Sharing Agreements and buy-back contracts are determined on the basis of contractual terms related to the recovery of the contractor’s costs to undertake and finance exploration, development and production activities at its own risk (Cost Oil) and the Company’s stipulated share of the production remaining after such cost recovery (Profit Oil). Revenues from the sale of the lifted production, against both Cost Oil and Profit Oil, are accounted for on an accrual basis, whilst exploration, development and production costs are accounted for according to the above-mentioned accounting policies. The Company’s share of production volumes and reserves includes the share of hydrocarbons that corresponds to the taxes to be paid, according to the contractual agreement, by the national government on behalf of the Company. As a consequence, the Company has to recognise at the same time an increase in the taxable profit, through the increase of the revenue, and a tax expense.
Decommissioning and restoration liabilities
Costs expected to be incurred with respect to the plugging and abandonment of a well, dismantlement and removal of production facilities, as well as site restoration, are capitalised, consistently with the accounting policy described under “Property, plant and equipment”, and then depreciated on a UOP basis.
Significant accounting estimates and judgements: oil and natural gas activities
Engineering estimates of the Company’s oil&gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate that can be economically producible with reasonable certainty from known reservoirs under existing economic conditions and operating methods. Although there are authoritative guidelines regarding the engineering and geological criteria that must be met before estimated oil&gas reserves can be categorised as “proved”, the accuracy of any reserve estimate depends on the quality of available data, the engineering and geological interpretation of such data and management’s judgement.
The determination of whether potentially economic oil and natural gas reserves have been discovered by an exploration well is made within a year after well completion. The evaluation process of a discovery, which requires performing additional appraisal activities on the potential oil and natural gas field and establishing the optimum development plans, can take longer, in most cases, depending on the complexity of the project and on the size of capital expenditures required. During this period, the costs related to these exploration wells remain suspended on the balance sheet. In any case, all such carried costs are reviewed, at least, on an annual basis to confirm the continued intent to develop, or otherwise to extract value from the discovery.
Field reserves will be categorised as proved only when all the criteria for attribution of proved status have been met. Initially, all booked reserves are classified as proved undeveloped. Subsequently, volumes are reclassified from proved undeveloped to proved developed as a consequence of development activity. Generally, reserves are booked as proved developed when the first oil or gas is produced. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future revision. Upward or downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves in regards to the initial estimate and, in the case of production sharing agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered. Oil and natural gas reserves have a direct impact on certain amounts reported in the Consolidated Financial Statements. Estimated proved reserves are used in determining depreciation, amortisation and depletion charges and impairment charges. Assuming all other variables are held constant, an increase in estimated proved developed reserves for each field decreases depreciation, amortisation and depletion charge using the UOP method. Conversely, a decrease in estimated proved developed reserves increases depreciation, amortisation and depletion charge. Estimated proved reserves are affected, inter alia, by the trend of reference oil and gas commodity prices and by the specific legal agreement for the oil&gas activity.

In addition, estimated proved reserves are used to calculate future cash flows from oil&gas properties, which are used to assess any impairment loss.
Property, plant and equipment
Property, plant and equipment, including investment properties, are recognised using the cost model and stated at their purchase price or construction cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. For assets that necessarily take a substantial period of time to get ready for their intended use, the purchase price or construction cost comprises the borrowing costs incurred in the period to get the asset ready for use that would have been avoided if the expenditure had not been made.
In the case of a present obligation for dismantling and removal of assets and restoration of sites, the initial carrying amount of an item of property, plant and equipment includes the estimated (discounted) costs to be incurred when the removal event occurs (a corresponding amount is recognised as part of a specific provision). Changes resulting from revisions to the timing or the amount of the original estimate of the provision are accounted for as described in the accounting policy for “Provisions, contingent liabilities and contingent assets”12.
Property, plant and equipment are not revalued for financial reporting purposes.
Assets held under finance lease, or under arrangements that do not take the legal form of a finance lease but substantially transfer all the risks and rewards incidental to ownership of the leased asset, are recognised, at the commencement of the lease term, at their fair value, net of grants attributable to the lessee or, if lower, at the present value of the minimum lease payments. Leased assets are included within property, plant and equipment. A corresponding financing payable to the lessor is recognised.
Expenditures on upgrading, revamping and reconversion are recognised as items of property, plant and equipment when it is probable that they will increase the expected future economic benefits of the asset. Assets acquired for safety or environmental reasons, although not directly increasing the future economic benefits of any particular existing item of property, plant and equipment, qualify for recognition as assets when they are necessary for running the business.
Depreciation of tangible assets begins when they are available for use, i.e. when they are in the location and condition necessary for it to be capable of operating as planned. Property, plant and equipment are depreciated on a systematic basis, using a straight-line method over their useful life. The useful life is the period over which an asset is expected to be available for use by the Company. When tangible assets are composed of more than one significant part with different useful lives, each part is depreciated separately. The depreciable amount is the asset’s carrying amount less its residual value at the end of its useful life, if it is significant and can be reasonably determined. Land is not depreciated, even when acquired together with a building. Tangible assets held for sale are not depreciated (see the accounting policy for “Assets held for sale and discontinued operations”). Changes in the asset's useful life, in its residual value or in the pattern of consumption of the future economic benefits embodied in the asset, are accounted for prospectively.
Assets to be handed over for no consideration are depreciated over the shorter term between the duration of the concession or the asset’s useful life.
Replacement costs of identifiable parts in complex assets are capitalised and depreciated over their useful life; the residual carrying amount of the part that has been substituted is charged to the profit and loss account. Leasehold improvement costs are depreciated over the useful life of the improvements or, if lower, over the residual length of the lease, considering any renewal period if renewal depends entirely on the lessee and is virtually certain. Expenditures for ordinary maintenance and repairs are recognised as an expense as incurred.

(12)
These liabilities relate essentially to assets in the Exploration & Production segment. Decommissioning and restoration liabilities associated with tangible assets of Refining & Marketing and Chemical and Gas & Power segments are recognised when the cost is actually incurred and the amount of the liability can be reliably estimated, considering that undetermined settlement dates for assets dismantlement and restoration do not allow a discounting estimate of the obligation. With regard to this, Eni performs periodic reviews of its tangible assets of Refining & Marketing and Chemical and Gas & Power segments for any changes in facts and circumstances that might require recognition of a decommissioning and restoration liability.

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
With reference to commodity prices, management assumes the price scenario adopted for economic and financial projections and for whole life appraisal for capital expenditures. In particular, for the cash flows associated to oil, natural gas and petroleum products prices (and prices derived from them), the price scenario is approved by the Board of Directors and is based on management’s planning assumptions, in the short and medium term, takes into account the projections of market analysts and, if there is a sufficient liquidity and reliability level, on the forward prices prevailing in the marketplace.
Discounting is carried out at a rate that reflects a current market assessment of the time value of money and of the risks specific to the asset that are not reflected in the expected future cash flows. In particular, the discount rate used is the Weighted Average Cost of Capital (WACC) adjusted for the specific country risk of the asset. These adjustments are measured considering information from external parties. WACC differs considering the risk associated with each operating segments where the asset operates. In particular, for the assets belonging to the Gas & Power segment and the Chemical business, taking into account their different risk compared with Eni as a whole, specific WACC rates have been defined on the basis of a sample of companies operating in the same segment/business, adjusted to take into consideration the risk premium of the specific country of the activity. For the other segments/businesses, a single WACC is used considering that the risk is the same to that of Eni as a whole. Value in use is calculated net of the tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate deriving, through an iteration process, from a post-tax valuation. Valuation is carried out for each single asset or, if the recoverable amount of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so-called “cash-generating unit”. When an impairment loss no longer exists or has decreased, a reversal of the impairment loss is recognised in the profit and loss account. The impairment reversal shall not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.
The carrying amount of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or disposal; the arising gain or loss is recognised in the profit and loss account.
Intangible assets
Intangible assets are identifiable non-monetary assets without physical substance, controlled by the Company and able to produce future economic benefits, and goodwill. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from contractual or other legal rights, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or together with other assets. An entity controls an intangible asset if it has the power to obtain the future economic benefits flowing from the underlying asset and to restrict the access of others to those benefits.
Intangible assets are initially recognised at cost as determined by the criteria used for tangible assets and they are not revalued for financial reporting purposes.
Intangible assets with finite useful lives are amortised on a systematic basis over their useful life; the amount to be amortised and the recoverability of the carrying amount are determined in accordance with the criteria described in the accounting policy for “Property, plant and equipment”.
Goodwill and intangible assets with indefinite useful lives are not amortised. Their carrying amounts are tested for impairment at least annually and whenever there is any indication of impairment. Goodwill is tested for impairment at the lowest level within the entity at which it is monitored for internal management purposes. When the carrying amount of the cash-generating unit, including goodwill allocated thereto, calculated considering any impairment loss of the non-current assets belonging to the cash-generating unit, exceeds its recoverable amount13, the excess is recognised as an impairment loss. The impairment loss is allocated first to reduce the carrying amount of goodwill; any remaining excess is allocated to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit, up to the recoverable amount of assets with finite useful lives. An impairment loss recognised for goodwill is not reversed in a subsequent period14.
Costs of obtaining a contract with a customer are recognised in the balance sheet if the Company expects to recover those costs. The intangible asset arising from those costs is amortised on a systematic basis, that is consistent with the transfer to the customer of the goods or services to which the asset relates, and is tested for impairment.15
Costs of technological development activities are capitalised when: (i) the cost attributable to the development activity can be measured reliably; (ii) there is the intention and the availability of financial and technical resources to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate probable future economic benefits.
The carrying amount of intangible assets is derecognised on disposal or when no future economic benefits are expected from its use or disposal; any arising gain or loss is recognised in the profit and loss account.
Grants related to assets
Government grants related to assets are recognised by deducting them in calculating the carrying amount of the related assets when there is reasonable assurance that the Company will comply with the conditions attaching to them and the grants will be received.
Inventories
Inventories, including compulsory stock, are measured at the lower of purchase or production cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale, or, with reference to inventories of crude oil and petroleum products already included in binding sale contracts, the contractual selling price. Inventories which are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price are measured at fair value less costs to sell. Materials and other supplies held for use in production are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.
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
When take-or-pay clauses are included in long-term gas purchase contracts, pre-paid gas volumes that are not withdrawn to fulfill minimum annual take obligations, are measured using the pricing formulas contractually defined. They are recognised under “Other assets” as “Deferred costs” as a contra to “Other payables” or, after the settlement, to “Cash and cash equivalents”. The allocated deferred costs are charged to the profit and loss account: (i) when natural gas is actually withdrawn — the related cost is included in the determination of the weighted average cost of inventories; and (ii) for the portion which is not recoverable, when it is not possible to withdraw the previously pre-paid gas, within the contractually defined deadlines. Furthermore, the allocated deferred costs are tested for economic recoverability by comparing the related carrying amount and their net realisable value, determined adopting the same criteria described for inventories.

(13)
For the definition of recoverable amount see the accounting policy for “Property, plant and equipment”.

(14)
Impairment losses recognised in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognised in a smaller amount or would not have been recognised.

(15)
The previous accounting policies required the capitalisation of directly attributable customer acquisition costs when the following conditions are met: (i) the capitalised costs can be measured reliably; (ii) there is a contract binding the customer for a specified period of time; and (iii) it is probable that the costs will be recovered through the revenue from the sales, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

Significant accounting estimates and judgements: impairment of non-financial assets
Non-financial assets are impaired whenever events or changes in circumstances indicate that carrying amounts of the assets are not recoverable. Such impairment indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance, a reduced capacity utilisation of plants and, for oil&gas properties, significant downward revisions of estimated proved reserve quantities or significant increase of the estimated development costs. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain and complex matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for demand and supply conditions on a global or regional scale. Similar remarks are valid for assessing the physical recoverability of assets recognised in the balance sheet (deferred costs — see also the accounting policy for “Inventories”) related to natural gas volumes not withdrawn under long-term supply contracts with take-or-pay clauses, as well as for assessing the recoverability of deferred tax assets (see also accounting policy for “Income taxes”), which requires complex processes for evaluating the existence of adequate future taxable profit.
The expected future cash flows used for impairment analyses are based on judgemental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate which considers the risks specific to the asset.
For oil and natural gas properties, the expected future cash flows are estimated principally based on developed and undeveloped proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimate of the future amount of production is based on assumptions related to the commodity future prices, lifting and development costs, field decline rates, market demand and other factors. The cash flows associated to oil&gas commodities are estimated on the basis of forward market information, if there is a sufficient liquidity and reliability level, on the consensus of independent specialised analysts and on management’s forecasts about the evolution of the supply and demand fundamentals.
Financial instruments16
Financial assets
Financial assets are classified, on the basis of both contractual cash flow characteristics and the entity’s business model for managing them, in the following categories: (i) financial assets measured at amortised cost; (ii) financial assets measured at fair value through other comprehensive income (hereinafter also OCI); (iii) financial assets measured at fair value through profit or loss.
At initial recognition, a financial asset is measured at its fair value; at initial recognition, trade receivables that do not have a significant financing component are measured at their transaction price.
After initial recognition, financial assets whose contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows (the so-called hold to collect business model). For financial assets measured at amortised cost, interest income determined using the effective interest rate, foreign exchange differences and any impairment losses17 (see the accounting policy for “Impairment of financial assets”) are recognised in the profit and loss account.
Conversely, financial assets that are debt instruments are measured at fair value through OCI (hereinafter also FVTOCI) if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets (the so-called hold to collect and sell business model). In these cases: (i) interest income determined using the effective interest rate, foreign exchange

(16)
The accounting policies related to financial instruments were defined on the basis of IFRS 9 “Financial Instruments” effective from 2018; as required by the standard, the new requirements have been applied starting from January 1, 2018 without restating the prior years under comparison. With reference to the financial instruments held by the Company, the previous accounting policies (see 2017 Annual Report on Form 20-F) required essentially: (i) the classification of financial assets on the basis of the categories under IAS 39; (ii) recognition and measurement of impairment losses if there was objective evidence that an impairment loss had been incurred (the so-called incurred loss model); and (iii) more stringent hedge accounting requirements (mainly referred to the assessment of hedge effectiveness).

(17)
Receivables and other financial assets measured at amortised cost are presented in the balance sheet net of their loss allowance.

differences and any impairment losses (see the accounting policy for “Impairment of financial assets”) are recognised in the profit and loss account; (ii) changes in fair value of the instruments are recognised in equity, within other comprehensive income. The accumulated changes in fair value, recognised in the equity reserve related to other comprehensive income, is reclassified to the profit and loss account when the financial asset is derecognised.
A financial asset represented by a debt instrument that is neither measured at amortised cost nor at FVTOCI, is measured at fair value through profit or loss (hereinafter FVTPL); financial assets held for trading fall into this category. Interest income on assets held for trading contributes to the fair value measurement of the instrument and is recognised in “Finance income (expense)”, within “Net finance income (expense) from financial assets held for trading”.
When the purchase or sale of a financial asset is under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, the transaction is accounted for on the settlement date.
Impairment of financial assets
The expected credit loss model is adopted for the impairment of financial assets that are debt instruments, but are not measured at fair value through profit or loss.
In particular, the expected credit losses are generally measured by multiplying: (i) the exposure to the counterparty’s credit risk net of any collateral held and other credit enhancements (Exposure At Default, EAD); (ii) the probability that the default of the counterparty occurs (Probability of Default, PD); and (iii) the percentage estimate of the exposure that will not be recovered in case of default (LGD), considering the past experiences and the range of recovery tools that can be activated (e.g. extrajudicial and/or legal proceedings, etc.).
With reference to trade and other receivables, Probabilities of Default of counterparties are determined by adopting the internal credit ratings already used for credit worthiness and are periodically reviewed using, inter alia, back-testing analyses; for government entities (e.g. National Oil Companies), the Probability of Default, represented essentially by the probability of a delayed payment, is determined by using, as input data, the country risk premium adopted to determine WACC for the impairment review of non-financial assets.
For customers without internal credit ratings, the expected credit losses are measured by using a provision matrix, defined by grouping, where appropriate, receivables into adequate clusters to which apply expected loss rates defined on the basis of their historical credit loss experiences, adjusted, where appropriate, to take into account forward-looking information on credit risk of the counterparty or clusters of counterparties.18
Considering the characteristics of the reference markets, financial assets with more than 180 days past due or, in any case, with counterparties undergoing litigation, restructuring or renegotiation, are considered to be in default. Counterparties are considered undergoing litigation when judicial/legal proceedings aimed to recover a receivable have been activated or are going to be activated. Impairment losses of trade and other receivables are recognised in the profit and loss account, net of any impairment reversal, within the line item of the profit and loss account “Net (impairment losses) reversals of trade and other receivables”.
The financing receivables held for operating purposes, granted to associates and joint ventures, which in substance form part of the entity’s net investment in these investees, are tested for impairment considering also the underlying industrial operations and the macroeconomic scenarios of the countries where the investees operate.

(18)
For exposures arising from intragroup transactions, the recovery rate is assumed equal to 100% taking into account the possibility to providecapital injections of investees.

Significant accounting estimates and judgements: impairment of financial assets
Measuring impairment losses of financial assets requires management evaluation of complex and highly uncertain elements such as, for example, Probabilities of Default of counterparties, the existence of any collaterals or other credit enhancements, the expected exposure that will not be recovered in case of default, as well as the definition of customers' clusters to be adopted.
Investments in equity instruments
Investments in equity instruments, that are not held for trading, are measured at fair value through other comprehensive income, without subsequent transfer of fair value changes to profit or loss on derecognition of these investments; conversely, dividends from these investments are recognised in the profit and loss account, within the line item “Income (Expense) from investments”. In limited circumstances, an investment in equity instruments can be measured at cost if it is an appropriate estimate of fair value
Financial liabilities
At initial recognition, financial liabilities, other than derivative financial instruments, are measured at their fair value, minus transaction costs that are directly attributable, and are subsequently measured at amortised cost.
Derivative financial instruments and hedge accounting
Derivative financial instruments, including embedded derivatives (see below) that are separated from the host contract, are assets and liabilities measured at their fair value.
With reference to the defined risk management objectives and strategy, the qualifying criteria for hedge accounting requires: (i) the existence of an economic relationship between the hedged item and the hedging instrument in order to offset the related value changes and the effects of counterparty credit risk do not dominate the economic relationship between the hedged item and the hedging instrument; and (ii) the definition of the relationship between the quantity of the hedged item and the quantity of the hedging instrument (the so-called hedge ratio) consistently with the entity’s risk management objectives, under a defined risk management strategy; the hedge ratio is adjusted, where appropriate, after taking into account any adequate rebalancing. A hedging relationship is discontinued prospectively, in its entirety or a part of it, when it no longer meets the risk management objectives on the basis of which it qualified for hedge accounting, it ceases to meet the other qualifying criteria or after rebalancing it.
When derivatives hedge the risk of changes in the fair value of the hedged items (fair value hedge, e.g.hedging of the variability in the fair value of fixed interest rate assets/liabilities), the derivatives are measured at fair value through profit and loss account. Consistently, the carrying amount of the hedged item is adjusted to reflect, in the profit and loss account, the changes in fair value of the hedged item attributable to the hedged risk; this applies even if the hedged item should be otherwise measured.
When derivatives hedge the exposure to variability in cash flows of the hedged items (cash flow hedge, e.g. hedging the variability in the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), the effective changes in the fair value of the derivatives are initially recognised in the equity reserve related to other comprehensive income and then reclassified to the profit and loss account in the same period during which the hedged transaction affects the profit and loss account.
If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the accumulated changes in fair value of hedging derivatives, recognised in equity, are included directly in the carrying amount of the hedged non-financial asset/liability (commonly referred to as a “basis adjustment”).
The changes in the fair value of derivatives, that are not designated as hedging instruments, including any ineffective portion of changes in fair value of hedging derivatives, are recognised in the profit and loss account. In particular, the changes in the fair value of non-hedging derivatives on interest rates and exchange rates are recognised in the profit and loss account line item “Finance income (expense)”; conversely, the changes in the fair value of non-hedging derivatives on commodities are recognised in the profit and loss account line item “Other operating (expense) income”.
Derivatives embedded in financial assets are no longer accounted for separately; in such circumstances, the entire hybrid instrument is classified depending on the contractual cash flow characteristics of the financial instrument and the business model for managing it (see the accounting policy for “Financial assets”). Derivatives embedded in financial liabilities and/or non-financial assets are separated if: (i) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; (ii) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (iii) the entire hybrid contract is not measured at FVTPL.
The entity assesses the existence of embedded derivatives to be separated when it becomes party to the contract and, afterwards, when a change in the terms of the contract that modifies its cash flows occurs.
Contracts to buy or sell commodities entered into and continue to be held for the purpose of their receipt or delivery in accordance with the Group’s expected purchase, sale or usage requirements are recognised on an accrual basis (the so-called normal sale and normal purchase exemption or own use exemption).
Offsetting of financial assets and liabilities
Financial assets and liabilities are set off in the balance sheet if the Group currently has a legally enforceable right to set off and intends to settle on a net basis (or to realise the asset and settle the liability simultaneously).
Derecognition of financial assets and liabilities
Transferred financial assets are derecognised when the contractual rights to receive the cash flows from the financial assets expire or are transferred to another party. Financial liabilities are derecognised when they are extinguished, or when the obligation specified in the contract is discharged, cancelled or expired.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, demand deposits, as well as financial assets originally due, generally, within 90 days, readily convertible to known amount of cash and subject to an insignificant risk of changes in value.
Provisions, contingent liabilities and contingent assets
A provision is a liability of uncertain timing or amount on the balance sheet date. Provisions are recognised when: (i) there is a present obligation, legal or constructive, as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) the amount of the obligation can be reliably estimated. The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation or to transfer it to third parties at the balance sheet date. The amount recognised for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any compensation or penalties arising from failure to fulfill these obligations. Where the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expenditures expected to be required to settle the obligation at a discount rate that reflects the Company’s average borrowing rate taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognised as “Finance income (expense)”.
Where an obligation exists for an item of property, plant and equipment (e.g. site dismantling and restoration), the provision is recognised together with a corresponding amount as part of the related item of property, plant and equipment. The decommissioning portion of the property, plant and equipment is subsequently depreciated at the same rate as the rest of the asset.

A provision for restructuring costs is recognised only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation in the affected parties that it will carry out the restructuring.
Provisions are periodically reviewed and adjusted to reflect changes in the estimates of costs, timing and discount rates. Changes in provisions are recognised in the same profit and loss account line item where the original provision was charged, or, when the liability regards tangible assets (e.g. site dismantling and restoration), changes in the provision are recognised with a corresponding entry to the assets to which they refer, to the extent of the assets’ carrying amounts; any excess amount is recognised in the profit and loss account.
Contingent liabilities are: (i) possible, but not probable obligations arising from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or (ii) present obligations arising from past events, whose amount cannot be reliably measured or whose settlement will probably not result in an outflow of resources embodying economic benefits. Contingent liabilities are not recognised in the financial statements, but are disclosed.
Contingent assets, that are possible assets arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company, are not recognised unless the realisation of economic benefits is virtually certain. Contingent assets are disclosed when an inflow of economic benefits is probable. Contingent assets are assessed periodically to ensure that developments are appropriately reflected in the financial statements; if it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognised in the financial statements of the period in which the change occurs.
Significant accounting estimates and judgements: decommissioning and restoration liabilities, environmental liabilities and other provisions
The Group holds provisions for dismantling and removing items of property, plant and equipment, and restoring land or seabed at the end of the oil and gas production activity. Estimating obligations to dismantle, remove and restore items of property, plant and equipment is complex. It requires management to make estimates and judgements with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the countries where Eni operates, as do political, environmental, safety and public expectations.
Where the effect of the time value of money is material, the amount recognised as provision is the present value of expenditures expected to be required to settle the obligation. After the initial recognition, the carrying amount of decommissioning and restoration liabilities is adjusted to reflect the passage of time and any change in the estimates following the modification of amount and timing of future cash flows and discount rates adopted. The discount rate used to determine the provision is based on complex managerial judgements.
As other oil&gas companies, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil&gas operations, production and other activities. They include legislations that implement international conventions or protocols. Environmental provisions are recognised when it becomes probable that an outflow of resources will be required to settle the obligation and such obligation can be reliably estimated. Management, considering the actions already taken, insurance policies obtained to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations. However, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of an unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by applicable laws; (iii) the possible effects of future environmental legislations and rules; (iv) the effects of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, against other potentially responsible parties with respect to such litigations and the possible reimbursements.

In addition to liabilities related to environmental and decommissioning and restoration liabilities, Eni recognises provisions primarily related to legal, trade and tax proceedings. These provisions are estimated on the basis of complex managerial judgements related to the amounts to be recognised and the timing of future cash outflows. After the initial recognition, provisions are periodically reviewed and adjusted to reflect the current best estimate.
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
Net interest includes the return on plan assets and the interests cost to be recognised in the profit and loss account. Net interest is measured by applying to the liability, net of any plan assets, the discount rate used to calculate the present value of the liability; net interest of defined benefit plans is recognised in “Finance income (expense)”.
Re-measurements of the net defined benefit liability, comprising actuarial gains and losses, resulting from changes in the actuarial assumptions used or from changes arising from experience adjustments, and the return on plan assets excluding amounts included in net interest, are recognised within the statement of comprehensive income. Re-measurements of the net defined benefit liability, recognised whithin other comprehensive income, are not reclassified subsequently to the profit and loss account .
Obligations for long-term benefits are determined by adopting actuarial assumptions. The effects of re-measurements are taken to profit and loss account in their entirety.
Share-based payments
The line item “Payroll and related costs” includes the cost of the share-based incentive plan, consistently with its actual remunerative nature.19 The cost of the share-based incentive plan is measured by reference to the fair value of the equity instruments granted and the estimate of the number of shares that eventually vest; the cost is recognised on an accrual basis pro rata temporis over the vesting period, that is the period between the grant date and the settlement date. The fair value of the shares underlying the incentive plan is measured at the grant date, taking into account the estimate of achievement of market conditions (e.g. Total Shareholder Return), and is not adjusted in subsequent periods; when the achievement is linked also to non-market conditions, the number of shares expected to vest is adjusted during the vesting period to reflect the updated estimate of these conditions. If, at the end of the vesting period, the incentive plan does not vest because of failure to satisfy the performance conditions, the portion of cost related to market conditions is not reversed to the profit and loss account.
Significant accounting estimates and judgements: employee benefits and share-based payments
Defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions including, among others, discount rates, expected rates of salary increases, mortality rates, estimated retirement dates and medical cost trends. The significant assumptions used to account for defined benefit plans are determined as follows: (i) discount and inflation rates are based on the market yields on high quality corporate bonds (or, in the absence of a deep market of these bonds, on the market yields on government bonds) and on the expected inflation rates in the reference currency area; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed

(19)
The current share-based incentive plan, to be settled by treasury shares, was approved by the shareholders’ meeting held on April 13, 2017.

to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends, including healthcare inflation, changes in healthcare utilisation and changes in health status of the participants; and (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for individual employees involved.
Differences in the amount of the net defined benefit liability (asset), deriving from the re-measurements, comprising, among others, changes in the current actuarial assumptions, differences in the previous actuarial assumptions and what has actually occurred and differences in the return on plan assets, excluding amounts included in net interest, usually occur. Similarly to the approach followed for the fair value measurement of financial instruments, the fair value of the shares underlying the incentive plans is measured by using complex valuation techniques and identifying, through structured judgements, the assumptions to be adopted.
Treasury shares
Treasury shares, including shares held to meet the future requirements of the share-based incentive plans, are recognised as deductions from equity at cost. Any gain or loss resulting from subsequent sales is recognised in equity.
Revenue from contracts with customers20
Revenue from contracts with customers is recognised on the basis of the following five steps: (i) identifying the contract with the customer; (ii) identifying the performance obligations, that are promises in a contract to transfer goods and/or services to a customer; (iii) determining the transaction price; (iv) allocating the transaction price to each performance obligation on the basis of the relative stand-alone selling prices of each good or service; and (v) recognising revenue when (or as) a performance obligation is satisfied, that is when a promised good or service is transferred to a customer. A promised good or service is transferred when (or as) the customer obtains control of it. Control can be transferred over time or at a point in time. With reference to the most important products sold by Eni, revenue is generally recognised for:
•
crude oil, upon shipment;

•
natural gas and electricity, upon delivery to the customer;

•
petroleum products sold to retail distribution networks, upon delivery to the service stations, whereas all other sales of petroleum products are recognised upon shipment; and

•
chemical products and other products, upon shipment.

Revenue from crude oil and natural gas production from properties in which Eni has an interest together with other producers is recognised on the basis of the quantities actually lifted and sold (sales method); costs are recognised on the basis of the quantities actually sold.21 Revenue is measured at the fair value of the consideration to which the Company expects to be entitled in exchange for transferring promised goods and/or services to a customer, excluding amounts collected on behalf of third parties. In determining the transaction price, the promised amount of consideration is adjusted for the effects of the time value of money if the timing of payments agreed to by the parties to the contract provides the customer or the entity with a significant benefit of financing the transfer of goods or services to the customer. The promised amount of consideration is not adjusted for the effect of the significant financing component if, at contract inception, it is expected that the period between the transfer of a promised good or service to a customer and when the customer pays for that good or service will be one year or less. If the consideration promised in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods and/or services to a customer; in particular, the amount of consideration can vary because of discounts, refunds, incentives, price concessions, performance bonuses, penalties or if the price is contingent on the occurrence or non-occurrence of future events.

(20)
The previous accounting policies about revenue are described in the 2017 Annual Report on Form 20-F.

(21)
In accordance with the previous accounting policy (entitlement method), revenue from crude oil and natural gas production from properties in which Eni has an interest together with other producers were recognised on the basis of Eni’s net working interest in those properties. In the balance sheet, lifting imbalances were recognised respectively as payables and receivables and measured at current prices at the balance sheet date.

If, in a contract, the Company grants a customer the option to acquire additional goods or services for free or at a discount (for example sales incentives, customer award points, etc.), this option gives rise to a separate performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract.
When goods or services are exchanged for goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue.
Significant accounting estimates and judgements: revenue from contracts with customers
Revenue from sales of electricity and gas to retail customers includes amount accrued for electricity and gas supplied between the date of the last invoiced meter reading (actual or estimated) of volumes consumed and the end of the year. These estimates consider information provided by the grid managers about the volumes allocated among the customers of the secondary distribution network, about the actual and estimated volumes consumed by customers, as well as they rely on other factors, considered by the management, which can impact on them. Therefore, revenue is accrued as a result of a complex estimate based on the volumes distributed and allocated, communicated by third parties, likely to be adjusted, according to applicable regulations, within the fifth year following the one in which they are accrued. Considering the contractual obligations on the supply delivery points, revenue from sales of electricity and gas to retail customers includes costs for transportation and dispatching and in these cases the gross amount of consideration to which the entity is entitled is recognised.
Costs
Costs are recognised when the related goods and services are sold or consumed during the year, when they are allocated on a systematic basis or when their future economic benefits cannot be identified. Costs associated with emission quotas, determined on the basis of the market prices, are recognised in relation to the amounts of the carbon dioxide emissions that exceed free allowances. Costs related to the purchase of the emission rights that exceed the amount necessary to meet regulatory obligations, are recognised as intangible assets. Revenue related to emission quotas is recognised when they are sold and, if applicable, purchased emission rights are considered the first to be sold. Monetary receivables granted to replace the free award emission rights are recognised as a contra to the line item “Other income and revenues”.
Lease payments under an operating lease are recognised as an expense over the lease term. The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs incurred for other scientific research activities or technological development, which cannot be capitalised (see also the accounting policy for “Intangible assets”), are included in the profit and loss account when they are incurred.
Exchange differences
Revenues and costs associated with transactions in foreign currencies are translated into the functional currency by applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate on the balance sheet date and any resulting exchange differences are included in the profit and loss account within “Finance income (expense)” or, if designated as hedging instruments for the foreign currency risk, in the same line item in which the economic effects of the hedged item are recognised. Non-monetary assets and liabilities denominated in foreign currencies, measured at cost, are not retranslated subsequent to initial recognition. Non-monetary items measured at fair value, recoverable amount or net realisable value are retranslated using the exchange rate at the date when the value is determined.
Dividends
Dividends are recognised at the date of the general shareholders’ meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.
Income taxes
Current income taxes are determined on the basis of estimated taxable profit. The estimated liability is included in “Income tax payables”. Current income tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the taxation authorities, using tax rates and the tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are recognised for temporary differences arising between the carrying amounts of the assets and liabilities and their tax bases, based on tax rates and tax laws that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognised when their recoverability is considered probable, i.e. when it is probable that sufficient taxable profit will be available in the same year as the reversal of the deductible temporary difference. Similarly, deferred tax assets for the carry-forward of unused tax credits and unused tax losses are recognised to the extent that their recoverability is probable. The carrying amount of the deferred tax assets is reviewed, at least, on an annual basis. Income tax assets, that are uncertain in the amount to be recovered, are recognised in accordance with the probable threshold.
Relating to the taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint arrangements, the related deferred tax liabilities are not recognised if the investor is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are presented within non-current assets and liabilities and are offset at a single entity level if related to off-settable taxes. The balance of the offset, if positive, is recognised in the line item “Deferred tax assets” and, if negative, in the line item “Deferred tax liabilities”. When the results of transactions are recognised directly in shareholders’ equity, the related current and deferred taxes are also charged to the shareholders’ equity.
Assets held for sale and discontinued operations
Non-current assets and current and non-current assets included within disposal groups, are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through their continuing use. This condition is regarded as met only when the sale is highly probable and the asset or the disposal group is available for immediate sale in its present condition. When there is a sale plan involving loss of control of a subsidiary, all the assets and liabilities of that subsidiary are classified as held for sale, regardless of whether a non-controlling interest in its former subsidiary will be retained after the sale.
Non-current assets held for sale, current and non-current assets included within disposal groups that have been classified as held for sale and the liabilities directly associated with them are recognised in the balance sheet separately from other assets and liabilities.
Immediately before the initial classification of a non-current asset and/or a disposal group as held for sale, the non-current asset and/or the assets and liabilities in the disposal group are measured in accordance with applicable IFRSs. Subsequently, non-current assets held for sale are not depreciated or amortised and they are measured at the lower of the fair value less costs to sell and their carrying amount. If an equity-accounted investment, or a portion of that investment meets the criteria to be classified as held for sale, it is no longer accounted for using the equity method; and is measured at the lower of its carrying amount at the date the equity method is discontinued, and its fair value less costs to sell. Any retained portion of the equity-accounted investment that has not been classified as held for sale is accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, any retained interest in the investee is measured in accordance with the measurement criteria indicated in the accounting policy for “— Investments in equity instruments”, unless the retained interest continues to be an equity-accounted investment.
Any difference between the carrying amount of the non-current assets and the fair value less costs to sell is taken to the profit and loss account as an impairment loss; any subsequent reversal is recognised up to the cumulative impairment losses, including those recognised prior to qualification of the asset as held for sale. Non-current assets classified as held for sale and disposal groups, are considered a discontinued operation if, alternatively: (i) represent a separate major line of business or geographical area of operations; (ii) are part of a disposal program of a separate major line of business or geographical area of operations; or (iii) are a subsidiary acquired exclusively with a view to resale. The results of discontinued operations, as well as any gain or loss recognised on the disposal, are indicated in a separate line item of the profit and loss account, net of the related tax effects; the economic figures of discontinued operations are indicated also for prior periods presented in the financial statements.

If events or circumstances occur that no longer allow to classify a non-current asset or a disposal group as held for sale, the non-current asset or the disposal group is reclassified into the original line items of the balance sheet and measured at the lower of: (i) its carrying amount at the date of classification as held for sale adjusted for any depreciation, amortisations impairment losses and reversals that would have been recognised had the asset or disposal group not been classified as held for sale, and (ii) its recoverable amount at the date of the subsequent decision not to sell. If the interruption of a plan of sale concerns a subsidiary, joint operation, joint venture, associate, or a portion of an interest in a joint venture or an associate, financial statements for the period since classification as held for sale are amended.
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
A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. Highest and best use is determined from the perspective of market participants, even if the entity intends a different use; an entity’s current use of a non-financial asset is presumed to be its highest and best use, unless market or other factors suggest that a different use by market participants would maximise the value of the asset.
The fair value of a liability, both financial and non-financial, or of the Company’s own equity instrument, in the absence of a quoted price, is measured from the perspective of a market participant that holds the identical item as an asset at the measurement date. The fair value of financial instruments takes into account the counterparty’s credit risk for a financial asset (Credit Valuation Adjustment, CVA) and the Company’s own credit risk for a financial liability (Debit Valuation Adjustment, DVA).
In the absence of available market quotation, fair value is measured by using valuation techniques that are appropriate in the circumstances, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.
Significant accounting estimates and judgements: fair value
Fair value measurement, although based on the best available information and on the use of appropriate valuation techniques, is inherently uncertain, requires the use of professional judgement and could result in expected values other than the actual ones.
2 Financial statements22
Assets and liabilities on the balance sheet are classified as current and non-current. Items on the profit and loss account are presented by nature23. Assets and liabilities are classified as current when: (i) they are expected to be realised/settled in the entity’s normal operating cycle or within twelve months after the balance sheet date; (ii) they are cash or cash equivalents unless they are restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date; or (iii) they are held primarily for the purpose of trading. Derivative financial instruments held for trading are classified as current, apart from their maturity date. Non hedging derivative financial instruments, which are entered

(22)
The impacts on the financial statements arising from the adoption, starting from January 1, 2018, of the new IFRSs, as well as the other changes in the financial statements are described in note 3 — Changes in accounting policies

(23)
Further information about classification of financial instruments is provided in note 27 — Guarantees, commitments and risks — Other information about financial instruments.

into to manage risk exposures but do not satisfy the formal requirements to be considered as hedging, and hedging derivative financial instruments are classified as current when they are expected to be realised/settled within twelve months after the balance sheet date; on the contrary they are classified as non-current.
The statement of comprehensive income (loss) shows net profit integrated with income and expenses that are not recognised directly in the profit and loss account according to IFRSs.
The statement of changes in shareholders’ equity includes the total comprehensive income (loss) for the year, transactions with shareholders in their capacity as shareholders and other changes in shareholders’ equity.
The statement of cash flows is presented using the indirect method, whereby net profit (loss) is adjusted for the effects of non-cash transactions.
3 Changes in accounting policies
IFRS 15 “Revenue from Contracts with Customers”, as well as the document “Clarifications to IFRS 15 Revenue from Contracts with Customers”, which set out the requirements for recognising and measuring revenue arising from contracts with customers (hereinafter IFRS 15) have been adopted starting from January 1, 2018, by recognising, in accordance with the transition requirements of the standard, the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity as of January 1, 2018, taking into account the contracts existing at that date, without restating the comparative information. In particular, the adoption of IFRS 15 resulted in a decrease in equity of  €49 million arising from:
(i)
a negative change of  €103 million (€259 million before taxes) in the Exploration & Production segment, related to the accounting for amounts of production lifted by a partner within oil-&-gas operations different from its proportionate entitlement (the so-called lifting imbalances), by recognising revenue on the basis of the quantities actually sold (the so-called sales method) instead of the entitled quantities (the so-called entitlement method); costs are recognised on the basis of the quantities actually sold. Moreover the adoption of sales method resulted in the reclassification of underlifting assets (quantities lifted smaller than the entitled ones) and overlifting liabilities (quantities lifted higher than the entitled ones), represented as receivables and payables under the entitlement method, into the other assets and liabilities;

(ii)
a positive change of  €60 million (€87 million before taxes), related to the capitalisation of the costs of obtaining contracts with customers in the Gas & Power segment, net of their amortisation;

(iii)
a negative change of  €6 million of equity-accounted investments.

IFRS 9 “Financial Instruments” (hereinafter IFRS 9) has been adopted starting from January 1, 2018. As allowed by the transition requirements of the standard, considering also the complexity of the restatement at the beginning of the first comparative year without the use of hindsight, the impacts of the new classification and measurement requirements, including impairment, of financial assets, have been recognised as an adjustment to the opening balance of equity as of January 1, 2018, without restating the comparative information; with reference to hedge accounting, the adoption of the new requirements did not have significant impacts.
In particular, the adoption of IFRS 9 resulted in an increase in equity of  €294 million arising from the fair value measurement of investments in equity instruments previously measured at cost (€681 million), partially offset by the additional impairment losses (€356 million) of trade and other receivables (€427 million before taxes), recognised under the expected credit loss model and by the decrease of the carrying amount of equity-accounted investments (€31 million).
As indicated in the accounting policy for “Investments in equity instruments”, Eni elected to designate the investments in equity instruments, held as of January 1, 2018, as assets measured at FVTOCI.

Moreover, with reference to the classification and measurement of financial assets, Eni reclassified the portfolio of financial assets previously classified as available for sale into the financial assets measured at FVTPL (€207 million), on the basis of the facts and circumstances existing as of January 1, 2018.
The breakdown of the abovementioned quantitative effects and reclassifications24, deriving from the initial application, as of January 1, 201825, of IFRS 9 and IFRS 15, is as follows:
(€ million)
Selected line items only	December 31, 2017	Adoption of IFRS 9	Adoption of IFRS 15	Reclassifications	Total effect of the first application	As restated January 1, 2018
Current assets	36,433	(427)	(372)		(799)	35,634
- of which: Financial assets held for trading	6,012			207	207	6,219
- of which: Financial assets available for sale	207			(207)	(207)
- of which: Other current financial assets	316					316
- of which: Trade and other receivables	15,421	(427)	(372)	(466)	(1,265)	14,156
- of which: Other current assets	1,573			466	466	2,039
Non-current assets	78,172	721	247		968	79,140
- of which: Intangible assets	2,925		87		87	3,012
- of which: Equity-accounted investments	3,511	(31)	(6)		(37)	3,474
- of which: Other investments	219	681			681	900
- of which: Deferred tax assets	4,078	71	166		237	4,315
Current liabilities	24,735		(113)		(113)	24,622
- of which: Trade and other payables	16,748		(113)	(1,330)	(1,443)	15,305
- of which: Other current liabilities	1,515			1,330	1,330	2,845
Non-current liabilities	42,027		37		37	42,064
- of which: Deferred tax liabilities	5,900		37		37	5,937
Shareholders’ equity	48,079	294	(49)		245	48,324

With reference to year 2018, the application of the previous revenue recognition requirements does not have a significant impact on the Consolidated Financial Statements.

(24)
Under IFRS 15, short-term advances from customers have been reclassified from the line item “Trade and other payables” into the line item “Other current liabilities” of the balance sheet in order to present them together with the other current contract liabilities (e.g. customer loyalty programs, deferred income, etc.), already recognised within such line item.

(25)
The IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” is also effective starting from January 1, 2018, but it did not have a significant impact on the Consolidated Financial Statements.

For each kind of financial assets adjusted/reclassified upon the initial application of IFRS 9, the table below provides for the following information: (i) the original measurement category determined in accordance with IAS 39; (ii) the new measurement category determined in accordance with IFRS 9; (iii) the carrying amounts determined in accordance with IAS 39, recognised as of December 31, 2017, and the carrying amounts determined in accordance with IFRS 9 as of January 1, 2018:
(€ million)	Classification under IAS 39	Classification under IFRS 9	Carrying amount under IAS 39	Adjustments	Reclassifications	Other changes(*)	Carrying amount under IFRS 9
Financial assets
Financial assets held for trading	Held for trading	FVTPL	6,012		207		6,219
Financial assets available for sale	Available-for-sale	FVTPL	207		(207)
Trade and other receivables(**)	Financing receivables	Amortized cost	15,421	(427)		(838)	14,156
Other investments	Cost	FVTOCI	219	681			900
Total			21,859	254		(838)	21,275

(*)
Other changes result from the effects related to a different classification under IFRS 15 of receivables for underlifting which have been reclassified as other assets in application of the sales method

(**)
Compared to the values presented in the balance sheet at December 31, 2017, the item no longer includes financial receivables, which have been reclassified under the new item “Other current financial assets”

The adoption of the new requirements resulted in some updates of the line items presented in the financial statements; in particular:
•
in the profit and loss account: (i) as a consequence of the adoption of IFRS 9, an additional line item to present separately impairment losses/reversals of trade and other receivables (named “Net (impairment losses) reversals of trade and other receivables”) was presented; these items were previously recognised within the line item “Purchases, services and other”. Consequently, in order to have homogeneous comparative information, these items referred to the comparative years, determined in accordance with the superseded IAS 39, were reclassified into the new line item; and (ii) the line item “Net (impairments) reversals” was renamed as “Net (impairment losses) reversals of tangible and intangible assets”;

•
in the statement of comprehensive income (loss) an additional line item aimed to present subsequent change of minor investments measured at fair value with effects recognised in OCI, was presented within items that may not be reclassified subsequently to the profit and loss account.

Furthermore, the following changes have been made in the balance sheet:
•
the current financing receivables were reclassified out of the line item “Trade and other receivables” into the new line item “Other current financial assets”, both in the current and comparative year; this new presentation of the balance sheet was aimed, essentially, to present separately the trade and other exposures from the financial ones, being characterised by different originations, risk profiles and evaluation processes;

•
the breakdown of the items of Eni shareholders’ equity was updated to present separately the related most relevant items.

4 IFRSs not yet adopted
On January 13, 2016, the IASB issued IFRS 16 “Leases” (hereinafter IFRS 16), which replaces IAS 17 and related interpretations. In particular, IFRS 16 defines a lease as a contract that conveys to the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. The new IFRS eliminates the classification of leases as either operating leases or finance leases for the preparation of lessees’ financial statements; in particular, for all leases that have a lease term of more than 12 months, it is required:
•
in the balance sheet, to recognise a right-of-use asset, that represents a lessee’s right to use an underlying asset (hereinafter also RoU asset), and a lease liability, that represents the lessee’s obligation to make the contractual lease payments; as allowed by the standard, the right-of-use assets and the lease liabilities are presented separately from other assets and other liabilities;

•
in the profit and loss account, to recognise, within operating costs, the depreciation charges of the right-of-use asset and, within finance expense, the interest expense on the lease liability, if not capitalised, rather than recognising the operating lease payments within the operating expense under IAS 17, effective until year 2018. The depreciation charges of the right-of-use asset and the interest expense on the lease liability directly attributable to the construction of an asset are capitalised as part of the cost of such asset and subsequently recognised in the profit and loss account through depreciation, impairments or write-off, mainly in the case of exploration assets. Moreover the profit and loss account will include: (i) the lease expenses relating to short-term leases or leases of low-value assets, as allowed under the simplified approach provided for by IFRS 16; and (ii) the variable lease payments that are not included in the measurement of the lease liability (e.g., payments based on the use of the underlying asset);

•
in the statement of cash flows, to recognise cash payments for the principal portion of the lease liability within the net cash used in financing activities and interest expenses within the net cash provided by operating activities, if they are recognised in the profit and loss account, or within the net cash used in investing activities if they are capitalised as referred to leased assets that are used for the construction of other assets. Consequently, compared with the requirements of IAS 17 no longer not capitalised, but will only include the cash payments for the interest portion of the lease liability, that are not capitalised26; (b) an improvement of the net cash used in investing activities, which will no longer include capitalised operating lease payments for property, plant and equipment and intangible assets, but will only include cash payments for the capitalised interest portion of the lease liability and (c) a worsening in the net cash used in financing activities, which will include cash payments for the principal portion of the lease liability.

Conversely, a lessor continues to classify its leases as either operating leases or finance leases. IFRS 16 enhances disclosures both for lessees and for lessors. IFRS 16 shall be applied for annual reporting periods beginning on or after January 1, 2019.
In 2018, the Group completed the analytical activities aimed to identify the areas affected by the adoption of the new requirements, update the processes and systems and assess the expected impacts on the Consolidated Financial Statements.
The adoption of the new requirements affects most of the Group companies; in terms of amounts and/or volumes, the main cases are the following: (i) in the Exploration & Production segment, contracts for the lease of drilling rigs and floating production storage and offloading vessels (the so-called FPSOs); (ii) in the Refining & Marketing and Chemical segment, highway concessions, leases of lands, service stations for the sale of oil products, as well as car fleet dedicated to the car sharing business (Enjoy); (iii) in the Gas & Power segment, leases of vessels used for shipping activities and gas distribution facilities, as well as tolling contracts; (iv) for corporate activities, leases of property.
In the Exploration & Production segment, the activities are often carried out through unincorporated joint operations, managed by one of the partners (the operator), which has the responsibility to carry out the operations and the approved work programmes. The operator usually enters into a contract (including lease contracts), as the sole signatory, for the activities of the unincorporated joint operation. Accordingly, the operator manages the leases, makes lease payments to the lessor and recharges the costs to the other partners (the so-called followers) proportionally. On this regard, the indications of the IFRS Interpretations Committee hereinafter also the (IFRIC) issued in September 2018 applies. In particular, the IFRIC indicated that, in the case of unincorporated joint operations, the operator recognises the entire lease liability, as, by signing the contract, it has primary responsibility for the liability towards the third-party supplier. Therefore if based on the contractual provisions and any other relevant facts and circumstances, Eni has primary responsibility, it shall recognise in the balance sheet: (i) the entire lease liability and (ii) the entire RoU asset, unless there is a sublease with the followers. On the other hand, if the lease contract is signed by all the partners, Eni shall recognise its share of the RoU asset and in the balance sheet based on its working interest. If Eni does not have primary responsibility for the lease liability, it does not recognise any asset or lease liability related to the lease contract. The followers’ share of the RoU asset, recognised by the operator, will be recovered according to the joint operation’s arrangements by billing the project costs attributable to the followers and collecting the related cash calls. Costs recovered from the followers are recognised as “Other income and revenues” in the profit and loss account and as net cash provided by operating activities in the statement of cash flows. The IFRIC indications have been confirmed at its March 2019 meeting.

(26)
The net cash provided by operating activities will include also: (i) the short-term lease payments and payments for leases of low-value assets; and (ii) variable lease payments not included in the measurement of the lease liability.

The complexity of the contracts, as well as their multiannual duration, has required a complex judgement by management to determine the assumptions to be applied in order to estimate the expected impacts deriving from the adoption of the new requirements. In particular, the main assumptions were the following ones:
•
for lease contracts related to assets used in the oil-&-gas operations (mainly drilling rigs and FPSOs) set out as operator of the oil-&-gas activities, the recognition of 100% of the lease liability and the right-of-use asset in line with the indications provided by the IFRIC. When the lease contracts are set out by companies, other than subsidiaries, that act as operators on behalf of the other participating companies (the so-called operating companies), consistently with the provision to recover from the followers the costs related to the oil-&-gas activities, the participating companies recognise their shares of the right-of-use assets and the lease liabilities based on their working interest, considering any available information on the expected use of the underlying assets;

•
the separation of non-lease components, also on the basis of in-depth analyses performed with external experts, with reference to the main contracts related to the upstream activities (drilling rigs) which provide for single payments relating to both lease and non-lease components;

•
the assessment of extension or termination options in order to determine the lease term;

•
the identification of variable lease payments and their characteristics in order to establish whether or not(27) they shall be included in the measurement of the lease liability and the right-of-use asset;

•
the discount rate used to measure the lease liability that is the lessee’s incremental borrowing rate. This rate have been defined considering the lease term of the lease contracts, the currencies and the characteristics of the lessees’ economic environment, defined on the basis of the country risk premium assigned to each country where Eni operates.

On initial application, Eni elects to apply the following practical expedients allowed by the accounting standard:
•
possibility to adopt the modified retrospective approach, by recognising the cumulative effect of initially applying the new standard as an adjustment to the opening balance at January 1, 2019, without restating the comparative information;

•
possibility not to reassess each contract existing at January 1, 2019, by applying IFRS 16 to all contracts previously identified as leases (under IAS 17 and IFRIC 4), while not applying IFRS 16 the to contracts that were not previously identified as leases;

•
for contracts previously classified as operating leases, possibility to measure the right-of-use asset at an amount equal to the lease liability, adjusted, if necessary, by any prepaid amounts already recognised in the balance sheet;

•
as an alternative to performing an impairment review, possibility to adjust the right-of-use assets, existing at January 1, 2019, by the amount of any provision for onerous lease contracts recognised at December 31, 2018;

•
upon transition, election not to consider leases for which the lease term ends within 12 months of January 1, 2019 as short-term leases.

Based on the available information, the adoption of IFRS 16 results in the recognition of right-of-use assets for €5.7 billion and lease liabilities for €5.8 billion; the estimated amount of the lease liabilities includes the payables for lease fees outstanding at January 1, 2019, previously classified as trade payables. The estimated impacts of the initial adoption of IFRS 16 might be subject to change due to any evolution in the interpretations deriving, among others, from further IFRIC indications, as well as due to the development of the data process upon initial adoption of the standard in the 2019 financial reports. Moreover, the estimated amount of the lease liabilities includes the share of the lease liabilities corresponding to the followers’ working interest for €2.0 billion, while the Eni working interest for €3.8 billion.

(27)
Under IFRS 16, variable lease payments linked to future sales or use of an underlying asset are recognised in the profit and loss account and so they are not included in the measurement of the lease liability/right-of-use asset.

Based on of the currently available information, a reconciliation between the amount of future minimum lease payments under non-cancellable operating leases at December 31, 2018 and the opening balance of the lease liability at January 1, 2019 is provided below:
(€ billion)
Future minimum lease payments under non-cancellable operating leases at December 31, 2018	4.0
- Recognition of the shares of leases related to followers	2.0
- Effect of discounting	(1.5)
- Extension options	1.2
- Other changes	0.1
Lease liability at January 1, 2019	5.8

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
On March 29, 2018, the IASB issued the document “Amendments to References to the Conceptual Framework in IFRS Standards”, which includes, basically, technical and editorial changes to existing IFRS standards in order to update references in those standards to previous versions of the IFRS Framework with the new Conceptual Framework for Financial Reporting, issued by the IASB on the same date. The amendments to the standards shall be applied for annual reporting periods beginning on or after January 1, 2020.
On October 22, 2018, the IASB issued the amendments to IFRS 3 “Business Combinations” (hereinafter the amendments to IFRS 3), which clarify the definition of a business. The amendments to IFRS 3 shall be applied for annual reporting periods beginning on or after January 1, 2020.
On October 31, 2018, the IASB issued the amendments to IAS 1 and IAS 8 “Definition of Material” (hereinafter the amendments to IAS 1 and IAS 8), which clarify, and align across all IFRS Standards and other publications, the definition of material to help companies make better materiality judgements. In particular, information is material if omitting, misstating or obscuring it could be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments to IAS 1 and IAS 8 shall be applied for annual reporting periods beginning on or after January 1, 2020.
On December 12, 2017, the IASB issued the document “Annual Improvements to IFRS Standards 2015-2017 Cycle”, which includes, basically, technical and editorial changes to existing standards. The amendments to the standards shall be applied for annual reporting periods beginning on or after January 1, 2019.

Eni is currently reviewing the IFRSs not yet adopted in order to determine the likely impact on the Consolidated Financial Statements.
5 Cash and cash equivalents
Cash and cash equivalents of  €10,836 million (€7,363 million at December 31, 2017) included financial assets with maturity generally of up to three months at the date of inception amounting to €8,732 million (€5,591 million at December 31, 2017) and mainly included short-term deposits with financial institutions having notice of more than 48 hours.
Cash and cash equivalents consist essentially of bank deposits in euro and U.S. dollars as a way to employ the Group cash on hand with a view of funding the Group’s short-term financing needs.
The average maturity of bank deposits in euro of  €7,653 million was 29 days and the interest rate was a negative 0.29%; the average maturity of bank deposits in U.S. dollars of  €1,074 million was 12 days with an internal rate of return of 2.59%.
6 Financial assets held for trading
(€ million)	December 31, 2018	December 31, 2017
Quoted bonds issued by sovereign states	1,083	1,022
Other	5,469	4,990
	6,552	6,012

From January 1, 2018, financial assets held by the Group captive insurance company Insurance DAC of  €207 million, previously classified as available for sale, have been classified as held for trading in accordance to the provisions of IFRS 9 on the base of the conditions existing at the adoption date.
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
Financial assets held for trading of Eni SpA include securities subject to lending agreements of  €1,301 million (€845 million at December 31, 2017).
The breakdown by currency is provided below:
(€ million)	December 31, 2018	December 31, 2017
Euro	4,573	4,232
U.S. dollars	1,614	1,025
Other currencies	365	755
	6,552	6,012

The breakdown by issuing entity and credit rating is presented below:
	Nominal value (€ million)	Fair Value (€ million)	Rating – Moody’s	Rating – S&P
Quoted bonds issued by sovereign states
Fixed rate bonds
Italy	523	529	Baa3	BBB
Other(*)	336	349	from Aaa to Baa3	from AAA to BBB-
	859	878
Floating rate bonds
Italy	130	129	Baa3	BBB
Other(*)	86	76	from Aaa to Baa3	from AAA to BBB-
	216	205
Total quoted bonds issued by sovereign states	1,075	1,083
Other Bonds
Fixed rate bonds
Quoted bonds issued by industrial companies	1,628	1,581	from Aa2 to Baa3	from AA to BBB-
Quoted bonds issued by financial and insurance companies	1,270	1,269	from Aaa to Baa3	from AAA to BBB-
Other	51	48	from A1 to Baa3	from A+ to BBB-
	2,949	2,898
Floating rate bonds
Quoted bonds issued by financial and insurance companies	1,562	1,453	from Aaa to Baa3	from AAA to BBB-
Quoted bonds issued by industrial companies	987	976	from Aa2 to Baa2	from AA to BBB
Other	158	142	from Aa3 to Baa3	from AA- to BBB-
	2,707	2,571
Total other bonds	5,656	5,469
Total other financial assets held for trading	6,731	6,552

(*)
Individual amounts included herein are lower than €50 million.

The fair value hierarchy is level 1 for €6,362 million and level 2 for €190 million. During 2018, there were no transfers between the different hierarchy levels of fair value.
7 Trade and other receivables
As of January 1, 2018, the effects of the application of IFRS 9 and IFRS 15 are the following:
(€ million)	Trade and other receivables
Amount as of 31 December 2017	15,421
Changes in accounting policies (IFRS 9)	(427)
Changes in accounting policies (IFRS 15)	(372)
Reclassification to other current asssets (IFRS 15)	(466)
Amount as of 1 January 2018	14,156

The adoption of IFRS 9 determined an increase in the provision for doubtful accounts of  €427 million in application of the expected loss model.
The application of IFRS 15 determined a decrease in other receivables for €372 million due to the fact that Eni now adopts the sales method versus the entitlement method previously adopted under the previous accounting policy as disclosed in note 3 – Changes in accounting policies.
In applying IFRS 15, €466 million of assets related to lifting imbalances accounted for using the sales method have been reclassified to other current assets.
More information about the application of IFRS 9 and IFRS 15 is disclosed in note 3 — Changes in accounting policies.
The following is the analysis of trade and other receivables:
(€ million)	December 31, 2018	December 31, 2017
Trade receivables	9,520	10,182
Receivables from divestments	122	597
Receivables from operators in E&P activities	3,024	3,369
Other receivables	1,435	1,273
	14,101	15,421

Generally, trade receivables do not bear interest and provide payment terms within 180 days.
Trade receivables decreased by €662 million, of which €641 million related to the Gas & Power segment.
At December 31, 2018, Eni sold without recourse trade receivables due in 2019 for €1,769 million (€2,051 million at December 31, 2017 due in 2018). Derecognized receivables related to the Gas & Power segment for €1,419 million and to the Refining & Marketing and Chemical segment for €350 million.
Receivables from divestments decreased by €475 million due to: (i) the collection of the price installments related the sale of 10% and 30% interests in the Zohr asset in Egypt made in 2017 respectively to BP and Rosneft for a total amount of  €433 million. An additional installment relating to the transaction with BP will be collected in June 2019 (€119 million); (ii) the collection for €153 million of the third and last instalment of a receivable on the divestment of a 1.71% interest in the Kashagan project to the local partner KazMunayGas.
Amounts receivable from operators in exploration and production projects included amounts owed by partners in Nigeria for €977 million (€1,507 million at December 31, 2017). This latter comprised an amount of  €681 million in large part overdue (€713 million at December 31, 2017) owed by the Nigerian national oil company NNPC in respect of the contractual recovery of the expenditures incurred at certain projects operated by Eni. During the year, the Company recovered €140 million of the overdue amount due to the implementation of the “Repayment Agreement” agreed with the counterparty, whereby Eni is to be reimbursed through the sale of the profit oil attributable to NNPC in certain rig-less petroleum initiatives with low mineral risk. Based on Eni’s Brent price scenario, the reimbursement will be accomplished over a time horizon of three to five years. The overdue receivables are stated net of a discount factor. In addition, a receivable relating to the recovery of a disputed amount of expenditures due to the same counterpart was completely written down (€153 million at December 31, 2017).
Receivables from others comprised the recoverable value amounting to €300 million of certain overdue trade receivables towards the state-owned oil company of Venezuela, PDVSA, in relation to gas equity volumes supplied by the joint venture Cardón IV, equally participated by Eni and Repsol. The two shareholders purchased those receivables from the venture in 2016 and in 2018. The proceeds from the sale were utilized to reimburse part of the financing loan provided by the same shareholders to fund the development of the gas project reserves. The recoverable amount of those receivables was estimated considering the lifetime expected credit losses which were evaluated based on a financial model built around empirical evidence and outcomes from a thorough review of sovereign defaults. Risks associated with the complex financial outlook of the Country and the deteriorated operating environment were appreciated in the recoverability estimation by assuming a deferral in the timing of collection of future revenues and overdue credit amounts.
Trade and other receivables stated in euro and US dollars amounted to €7,100 million and €6,119 million, respectively.
Credit risk exposure and expected losses relating to trade and other receivables has been prepared on the basis of internal ratings as follows:
	Performing receivables			Defaulted receivables	Eni gas e luce customers	Total
(€ million)	Low risk	Medium Risk	High Risk
December 31, 2018
Business customers	2,454	3,585	1,152	1,350		8,541
National Oil Companies and public administrations	1,292	157	672	2,217		4,338
Other counterparties	1,494	77	156	271	2,374	4,372
Gross amount	5,240	3,819	1,980	3,838	2,374	17,251
Allowance for doubtful accounts	(9)	(3)	(44)	(2,237)	(857)	(3,150)
Net amount	5,231	3,816	1,936	1,601	1,517	14,101
Expected loss (% net of counterpart risk mitigation factors)	0.2	0.1	2.6	62.5	36.1

Eni has classified its business customers and the associated commercial or industrial exposures based on an individual assessment of the credit and the counterparty risks. Business customers other than National Oil Companies (NOC) and public administrations, each of whom has undergone an individual credit evaluation, have assigned a probability of default calculated based on internal ratings which factor in: (i) a full assessment of each customer profitability, financial condition and liquidity and business a financial prospects on an ongoing basis; (ii) history of the contractual relationship (timeliness in invoice payment, number of claims, etc.); (iii) presence of mitigation factors of credit risk (e.g. securitization package, insurance against the credit risk, guarantee from third parties, etc.); (iv) other specialized pieces of information obtained by the Company’s business commercial function or by specialized info-providers; (v) industrial and market trends. Internal ratings and the probability of default are constantly updated by means of back-testing analysis and risk assessment of the current credit portfolio. The loss given default associated with those industrial customers is estimated by the business based on the past experience in credit recoverability; in the case of defaulting customers, loss given default is estimated based on the recovery rates obtained in situations of credit restructurings or litigation procedures.
The probability of default associated with NOCs and public administrations is estimated based on the country risk premium incorporated in the risk-adjusted weighted average cost of capital utilized by the Company to perform the impairment review of its fixed assets. The loss given default of these business partners is estimated based on historical averages of delays in collecting overdue receivables, substantially assessing the time value of money. The resulting loss given default is adjusted to factor in any existing mitigation factor. In case of particular market conditions or sovereign defaults, the expected loss associated with NOCs is re-rated based on the empirical evidence and outcomes obtained from restructuring of sovereign debts considering the specificities of trading relationships with energy companies.
Customers of Eni gas e luce have been grouped into homogeneous clusters with different credit risk and probability of default which have been estimated based on past experience on credit collection, systematically updated and, in case of particular market conditions, adjusted to take into account expected market and credit trends in any given cluster.
The exposure to credit risk and expected losses relating to customers of Eni gas e luce was assessed on the basis of a provision matrix as follows:
	Ageing
(€ million)	Not-past due	from 0 to 3 months	from 3 to 6 months	from 6 to 12 months	over 12 months	Total
December 31, 2018
Customers – Eni gas e luce:
- Retail	575	49	34	64	554	1,276
- Middle	449	43	13	29	349	883
- Other	207	2	1	2	3	215
Gross amount	1,231	94	48	95	906	2,374
Allowance for doubtful accounts	(20)	(18)	(18)	(56)	(745)	(857)
Net amount	1,211	76	30	39	161	1,517
Expected loss (%)	1.6	19.1	37.5	58.9	82.2	36.1

Trade and other receivables are stated net of the valuation allowance for doubtful accounts which has been determined considering the counterparty risk mitigation factors amounting to €3,072 million:
(€ million)	Trade and other receivables
Carrying amount at December 31, 2017	2,639
Changes in accounting policies (IFRS 9)	427
Carrying amount at January 1, 2018	3,066
Additions on trade and other performing receivables	126
Additions on trade and other defaulted receivables	372
Deductions on trade and other performing receivables	(189)
Deductions on trade and other defaulted receivables	(532)
Other changes	307
Carrying amount at December 31, 2018	3,150
Carrying amount at December 31, 2016	2,303
Additions	927
Deductions	(454)
Other changes	(137)
Carrying amount at December 31, 2017	2,639

Additions to allowance for doubtful accounts on trade and other performing receivables related for €108 million to the Gas & Power segment, particularly in the retail business.
Additions to allowance for doubtful accounts on trade and other defaulted receivables related for €291 million to the Exploration & Production segment and in connection with receivables for the supply of equity hydrocarbons to State-owned companies and other commercial partners.
Utilizations of allowance for doubtful accounts on trade and other performing and defaulted receivables amounted to €721 million and mainly related to the Gas & Power segment for €613 million, in particular utilizations against charges of  €579 million mainly in the retail business. The mitigation measures regarding the counterparty risk executed by the Company, including better customer selection, allowed to reduce the incidence of unpaid amounts on retail sales of gas and power to physiological levels.
Net (impairment losses) reversals of trade and other receivables are disclosed as follows:
(€ million)	2018
Net (impairment losses) reversals of trade and other receivables
New or increased provisions	(498)
Credit losses	(37)
Reversal of unutilized provisions	120
(415)

With reference the receivables for the year 2017 stated according to the valuation criteria in force before the application of IFRS 9 “Financial instruments”, the analysis of the 2017 ageing of trade and other receivables was as follows:
	December 31, 2017
(€ million)	Trade receivables	Other receivables
Neither impaired nor past due	8,800	4,604
Impaired (net of the valuation for doubtful accounts)	567	31
Not impaired and past due:
- within 90 days	478	21
- from 3 to 6 months	46	9
- from 6 to 12 months	147	202
- over 12 months	144	372
	815	604
	10,182	5,239

Because of the short-term maturity and conditions of remuneration of trade and other receivables, the fair value approximated the carrying amount.
Receivables with related parties are disclosed in note 36 — Transactions with related parties.
8 Non-current and current inventories
(€ million)	December 31, 2018	December 31, 2017
Raw and auxiliary materials and consumables	889	999
Materials and supplies	1,451	1,566
Finished products and goods	2,274	2,000
Certificates and emission rights	37	56
	4,651	4,621

Raw and auxiliary materials and consumables include oil-based feedstock, catalysts and other consumables pertaining to refining and chemical activities.
Materials and supplies include materials to be consumed in drilling activities and spare parts related to the Exploration & Production segment for €1,334 million (€1,441 million at December 31, 2017).
Finished products and goods included gas and petroleum products for €1,543 million (€1,287 million at December 31, 2017) and chemical products for €547 million (€489 million at December 31, 2017).
Certificates and emission rights are measured at the fair value. The fair value hierarchy is level 1.
Inventories of  €95 million (€86 million at December 31, 2017) were pledged to guarantee the estimated imbalance in volumes input to/off-taken from the national gas network operated by Snam Rete Gas SpA.
Inventories are stated net of a write down provision of  €578 million (€245 million at December 31, 2017). Net additions to write down provision for 2018 amounted to €337 million and primarily related to the alignment of the carrying amount of crude oil and oil products inventories to their net realizable values at the period end, as a consequence of the rapid decline in hydrocarbons prices recorded in the final months of 2018.
Inventories held for compliance purposes of  €1,217 million (€1,283 million at December 31, 2017) primarily related to Italian subsidiaries for €1,200 million (€1,267 million at December 31, 2017) in accordance with minimum stock requirements for oil and petroleum products set forth by applicable laws.

9 Current income tax receivables and payables
(€ million)	December 31, 2018		December 31, 2017
	Receivables	Payables	Receivables	Payables
Income taxes	191	440	191	472
Other taxes and duties	561	1,432	729	1,472
	752	1,872	920	1,944

Income taxes are described in note 32 — Income tax expense.
Receivables for other taxes and duties included VAT credits for €383 million (€452 million at December 31, 2017) in relation to down payments by Italian subsidiaries made in December.
Payables for other taxes and duties consisted of excise and custom duties of  €636 million (€824 million at December 31, 2017).
10 Other assets
(€ million)	December 31, 2018		December 31, 2017
	Current	Non-current	Current	Non-current
Fair value of derivative financial instruments	1,594	68	1,231	80
Other current assets	664	724	342	1,243
	2,258	792	1,573	1,323

The fair value related to derivative financial instruments is disclosed in note 23 — Derivative financial instruments and hedge accounting.
The increase in other assets of  €322 million included the reclassification as of January 1, 2018, from the item Trade and other receivables of the underlifting imbalances related to the Exploration & Production segment for €466 million following the adoption of the sales method in application of IFRS 15.
Other assets include: (i) non-current tax assets for € 422 million (€ 507 million at December 31, 2017); (ii) gas volumes prepayments that were made in previous years due to the take-or-pay obligations in relation to the Company’s long-term supply contracts of  €26 million (€119 million at 31 December 2017); (iii) non-current receivables from others for €35 million (€44 million at December 31, 2017); (iv) non-current receivables for investing activities for €9 million (€118 million at December 31, 2017).
Transactions with related parties are described in note 36 — Transactions with related parties.

11 Property, plant and equipment
(€ million)	Land and buildings	E&P wells, plant and machinery	Other plant and machinery	E&P exploration assets and appraisal	E&P tangible assets in progress	Other tangible assets in progress and advances	Total
2018
Net carrying amount – beginning of the year	1,313	45,782	3,877	1,371	9,469	1,346	63,158
Additions	18	432	173	330	6,947	878	8,778
Depreciation	(65)	(6,012)	(529)				(6,606)
Reversals	41	299	86				426
Impairments	(61)	(477)	(73)		(548)	(117)	(1,276)
Write-off		(12)	(1)	(66)	(4)	(1)	(84)
Disposals	(2)	(400)	(9)	(32)	(198)	2	(639)
Currency translation differences	2	1,623	36	53	385	(1)	2,098
Decrease through loss of control of subsidiary	1	(4,388)	32	(58)	(474)	10	(4,877)
Transfers	81	6,795	461	(294)	(6,501)	(542)
Other changes	(54)	(786)	(152)	(37)	119	234	(676)
Net carrying amount – end of the year	1,274	42,856	3,901	1,267	9,195	1,809	60,302
Gross carrying amount – end of the year	4,060	135,467	27,516	1,267	12,559	2,415	183,284
Provisions for depreciation and impairments	2,786	92,611	23,615		3,364	606	122,982
2017
Net carrying amount – beginning of the year	1,258	47,090	3,789	1,905	15,135	1,616	70,793
Additions	22	42	190	351	7,302	583	8,490
Depreciation	(71)	(6,583)	(545)				(7,199)
Reversals	5	608	273		169		1,055
Impairments	(2)	(491)	(83)		(146)	(126)	(848)
Write-off		(3)	(2)	(232)	(2)		(239)
Disposals	(15)	3	(6)		(1,376)	(54)	(1,448)
Currency translation differences	(5)	(5,155)	(143)	(193)	(1,527)	(2)	(7,025)
Transfers	84	9,940	629	(265)	(9,673)	(715)
Other changes	37	331	(225)	(195)	(413)	44	(421)
Net carrying amount – end of the year	1,313	45,782	3,877	1,371	9,469	1,346	63,158
Gross carrying amount – end of the year	4,061	137,223	26,746	1,371	12,315	2,061	183,777
Provisions for depreciation and impairments	2,748	91,441	22,869		2,846	715	120,619

Capital expenditures included capitalized finance expenses of  €52 million (€72 million in 2017) related to the Exploration & Production segment (€37 million). The interest rate used for capitalizing finance expense ranged from 2.3% to 2.4% (1.6% to 2.7% at December 31, 2017).
Capital expenditures primarily related to the Exploration & Production segment for €7,757 million (€7,638 million in 2017) and included the consideration paid for the award of the interests in the already producing Concession Agreements of Umm Shaif and Nasr (10%) and Lower Zakum (5%) and the Concession Agreement of Gasha (25%) under development, located in the offshore of Abu Dhabi (United Arab Emirates). The price paid of  €869 million was allocated to proved mineral interest (E&P wells, plant and machinery) for €382 million and to unproved mineral interest (E&P tangible assets in progress) for €487 million.
More information is reported in note 35 — Segment information and information by geographical area.
The main depreciation rates used were substantially unchanged from the previous year and ranged as follows:
(%)
Buildings	2 – 10
Mineral exploration wells and plants	UOP
Refining and chemical plants	2 – 17
Gas pipelines and compression stations	2 – 12
Power plants	5
Other plant and machinery	6 – 12
Industrial and commercial equipment	5 – 25
Other assets	10 – 20

The criteria adopted by Eni for determining net (impairments) reversals is reported in note 13 — Net reversal (impairment) of tangible and intangible assets.

Disposals related to a 10% interest in the Zohr asset in Egypt to Mubadala Petroleum Llc with a gain of  €418 million.
Foreign currency translation differences primarily related to subsidiaries which utilize the U.S. dollar as functional currency (€2,209 million).
Property, plant and equipment decreased by €4,800 million due to the exclusion from the consolidation of the assets of the former Eni’s subsidiary Eni Norge AS which was merged with Point Resources AS, fully-owned by HitecVision AS, to establish the equity-accounted joint venture Vår Energi AS, jointly controlled by Eni (69.60%) and HitecVision AS with the initial recognition among equity-accounted investments of Eni’s interest in the combined entity.
Transfers from E&P tangible assets in progress to E&P wells, plant and machinery related for €2,750 million to progress in the development of reserves at large projects, comprising Zohr, Jangkrik, East Hub, Noroos and OCTP projects.
Changes in exploration and appraisal activities related to: (i) the successful completion of exploration and appraisal activities at certain suspended exploration wells and their transfer to tangible assets for €297 million; (ii) the write-off of exploration wells for €66 million due to the negative outcome of exploration and appraisal activities, mainly relating to two offshore projects in Morocco and Vietnam.
Other changes of included a downward revision of estimates of the decommissioning provision of the Exploration & Production segment (negative €503 million) due to increased discount rates curve, especially for the U.S. dollar.
Exploration and appraisal activities related for €1,101 million to costs of suspended exploration wells pending final determination and for €166 million to costs of exploration wells in progress at the end of the year. Changes relating to suspended wells are showed:
(€ million)	2018	2017	2016
Costs for exploratory wells suspended – beginning of the period	1,263	1,684	1,737
Increases for which is ongoing the determination of proved reserves	235	451	282
Amounts previously capitalized and expensed in the period	(61)	(217)	(109)
Reclassification to successful exploratory wells following the estimation of proved reserves	(297)	(278)	(276)
Disposals	(6)	(199)
Decrease through loss of control of subsidiary	(58)
Reclassification to assets held for sale	(24)
Currency translation differences	49	(178)	50
Costs for exploratory wells suspended – end of the period	1,101	1,263	1,684

The following information relates to the stratification of the suspended wells pending final determination (ageing):
	2018		2017		2016
	(€ million)	(number of wells in Eni’s interest)	(€ million)	(number of wells in Eni’s interest)	(€ million)	(number of wells in Eni’s interest)
Costs capitalized and suspended for exploratory well activity
- within 1 year	111	7.02	222	7.95	16	1.05
- between 1 and 3 years	87	2.88	241	3.87	609	10.25
- beyond 3 years	903	24.20	800	21.44	1,059	21.55
	1,101	34.10	1,263	33.26	1,684	32.85
Costs capitalized for suspended wells
- fields including wells drilled over the last 12 months	111	7.02	148	5.88	9	0.55
- fields for which the delineation campaign is in progress	217	4.66	261	4.69	251	3.51
- fields including commercial discoveries that proceeds to sanctioning	773	22.42	854	22.69	1,424	28.79
	1,101	34.10	1,263	33.26	1,684	32.85

Unproved mineral interests include the purchase price allocated to unproved reserves following business combinations or acquisition of individual properties. Unproved mineral interests were as follows:
(€ million)	Congo	Nigeria	Turkmenistan	USA	Algeria	Egypt	United Arab Emirates	Total
2018
Book amount at the beginning of the year	1,162	825	192	99	105	7		2,390
Additions	26	56				23	487	592
Net (impairments) reversals	(429)		(76)					(505)
Reclassification to proved mineral interest	(32)		(44)		(32)	(2)		(110)
Other changes and currency translation differences	42	40	5	4	4	1	15	111
Book amount at the end of the year	769	921	77	103	77	29	502	2,478
2017
Book amount at the beginning of the year	1,254	938	138	113		7		2,450
Additions					112			112
Net (impairments) reversals	72		75					147
Reclassification to proved mineral interest	(7)							(7)
Other changes and currency translation differences	(157)	(113)	(21)	(14)	(7)			(312)
Book amount at the end of the year	1,162	825	192	99	105	7		2,390

Unproved mineral interest comprised a property denominated Oil Prospecting License 245 (“OPL 245”), located in the offshore of Nigeria, with a net book value of  €857 million, which corresponded to the price paid to the Nigerian Government to acquire a 50% interest in the property, with the partner Shell acquiring the remaining 50%. As of December 31, 2018, the net book value of the property was €1,159 million, including capitalized exploration costs and pre-development costs. The acquisition of OPL 245 is subject to judicial proceedings in Italy and in Nigeria for alleged corruption and money laundering in respect of the Resolution Agreement signed on April 29, 2011, relating to the purchase of the license by Eni and Shell. Those proceedings are disclosed in note 27 — Guarantees, Commitments and Risks.
Additions for the year related to the acquisition of unproved reserves as part of the deals to acquire interests in oil&gas assets in production/development phase in the offshore of Abu Dhabi (United Arab Emirates), the extension of the concession terms in Nigeria and Egypt and contractual revisions in Congo.
Accumulated provisions for impairments amounted to €16,471 million (€16,005 million at December 31, 2017).
At December 31, 2018, Eni pledged property, plant and equipment for €24 million primarily as collateral against certain borrowings (same amount as of December 31, 2017).
Government grants recorded as a decrease of property, plant and equipment amounted to €125 million (€110 million at December 31, 2017).
Assets acquired under financial lease agreements amounted to €46 million (€29 million at December 31, 2017).
Contractual commitments related to the purchase of property, plant and equipment are disclosed in note 27 — Guarantees, commitments and risks — Liquidity risk.
Property, plant and equipment under concession arrangements are described in note 27 — Guarantees, commitments and risks — Assets under concession arrangements.

12 Intangible assets
(€ million)	Exploration rights	Industrial patents and intellectual property rights	Other intangible assets	Intangible assets with finite useful lives	Goodwill	Total
2018
Net carrying amount – beginning of the year	995	240	486	1,721	1,204	2,925
Changes in accounting policies (IFRS 9 and 15)			87	87		87
Net carrying amount restated – beginning of the year	995	240	573	1,808	1,204	3,012
Additions	133	28	180	341		341
Amortization	(71)	(87)	(226)	(384)		(384)
Impairments			(16)	(16)		(16)
Write-off	(15)		(1)	(16)		(16)
Currency translation differences	39			39	8	47
Change through loss of control of subsidiary			74	74	46	120
Other changes		40		40	26	66
Net carrying amount at the end of the year	1,081	221	584	1,886	1,284	3,170
Gross carrying amount at the end of the year	1,686	1,534	4,188	7,408
Provisions for amortization and impairment	605	1,313	3,604	5,522
2017
Net carrying amount – beginning of the year	1,092	259	598	1,949	1,320	3,269
Additions	91	17	83	191		191
Amortization	(65)	(84)	(137)	(286)		(286)
Reversals	32			32		32
Impairments	(14)			(14)		(14)
Write-off	(24)			(24)		(24)
Currency translation differences	(115)	(1)	(2)	(118)	(23)	(141)
Other changes	(2)	49	(56)	(9)	(93)	(102)
Net carrying amount – end of the year	995	240	486	1,721	1,204	2,925
Gross carrying amount – end of the year	1,504	1,466	3,778	6,748
Provisions for amortization and impairment	509	1,226	3,292	5,027

Exploration rights comprised the residual book value of license and leasehold property acquisition costs relating to areas with proved reserves, which are amortized based on UOP criteria and are regularly reviewed for impairment. Furthermore, they include the cost of unproved areas which are suspended pending a final determination of the success of the exploratory activity or until management confirms its commitment to the initiative. Additions for the year related to signature bonuses paid for the acquisition of new exploration acreage in United Arab Emirates, United States and Mexico.
The breakdown of exploration rights by type of asset was as follows:
(€ million)	December 31, 2018	December 31, 2017
Proved licence and leasehold property acquisition costs	357	403
Unproved licence and leasehold property acquisition costs	684	586
Other mineral interests	40	6
	1,081	995

Industrial patents and intellectual property rights mainly regarded the acquisition and internal development of software and rights for the use of production processes and software.
Other intangible assets comprised: (i) customer acquisition costs relating to the retail gas business for €166 million; (ii) concessions, licenses, trademarks and similar items for €151 million comprised transmission rights for natural gas imported from Algeria of  €27 million; (iii) capital expenditures in progress on natural gas pipelines for which Eni has acquired transport rights for €78 million (same amount as of December 31, 2017).

The main amortization rates used were substantially unchanged from the previous year and ranged as follows:
(%)
Exploration rights	UOP – 33
Transport rights of natural gas	3
Other concessions, licenses, trademarks and similar items	3 – 33
Service concession arrangements	20 – 33
Capitalized costs for customer acquisition	25 – 33
Other intangible assets	4 – 20

The carrying amount of goodwill at the end of the year amounted €2,422 million, net of cumulative impairments charges.
A breakdown of the stated goodwill by operating segment is provided below:
(€ million)	December 31, 2018	December 31, 2017
Gas & Power	977	932
Exploration & Production	187	179
Refining & Marketing	119	93
Other activities	1
	1,284	1,204

Goodwill acquired through business combinations has been allocated to the CGUs that are expected to benefit from the synergies of the acquisition.
The amount of goodwill outstanding at the reporting date mainly related to the Gas & Power segment. A breakdown is disclosed below.
(€ million)	December 31, 2018	December 31, 2017
Domestic gas market	835	835
European gas market	142	97
	977	932

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
In assessing the recoverability of the carrying amount of the CGU domestic gas market, including the allocated portion of goodwill, management determined the value in use of the CGU considering the sales margin exclusively of the retail market (excluding margins on sales to wholesalers, industrial and power generation customers). The assessment was performed considering the cash flows of the four-year plan approved by management and incorporating the perpetuity of the last year of the plan to determine the terminal value by assuming a nominal long-term growth rate equal to zero, unchanged from the previous reporting period. These cash flows were discounted by using the post-tax WACC adjusted considering the specific country risk of 5.4% for Italy. Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.
The excess of the recoverable amount of the CGU Domestic gas market over its carrying amount including the allocated portion of goodwill (headroom) amounting to €1,701 million would be reduced to zero under each of the following alternative hypothesis: (i) a decrease of 63% on average in the projected volumes or commercial margins; (ii) an increase of 12.1 percentage points in the discount rate; and (iii) a final negative nominal growth rate of 26.2%.
Goodwill allocated to the CGU European gas market increased by €45 million following the acquisition of the residual 51% interest in Gas Supply Company Thessaloniki-Thessalia SA operating in Greece, previously participated with a 49% of the share capital. The residual amount of  €95 million relates to Eni Gas & Power France SA (former Altergaz SA). The impairment review performed at the balance sheet date by using a method similar to the Domestic gas market CGU confirmed the recoverability of the carrying amount of the France gas market CGU including any allocated goodwill by using a post-tax WACC adjusted considering a country risk for France of 6.1%, while the impairment review for the Greek gas market CGU was part of the acquisition evaluation.
13 Net reversal (impairment) of tangible and intangible assets
In assessing whether impairment is required, the carrying amounts of the assets are compared with their recoverable amounts. The recoverable amount is the higher between an asset’s fair value less costs to sell and its value-in-use. In the event of an asset’s impairment being reversed, the reversal may not raise the carrying amount above the value it would have stood at taking into account depreciation, if no impairment had originally been recognized.
Given the nature of Eni’s activities, information on asset fair value is usually difficult to obtain unless negotiations with a potential buyer are ongoing. Therefore, the recoverability is verified by estimating assets’ values-in-use. The valuation is carried out for individual assets or for the smallest identifiable group of assets that generates cash inflows that are largely independent from the cash inflows from other assets, or groups of assets (cash generating unit — CGU). The Group has identified the following CGUs: (i) in the Exploration & Production segment, individual oilfields or pools of oilfields when technical, economic or contractual features make underlying cash flows interdependent; (ii) in the Gas & Power segment, in addition to the CGUs to which goodwill arisen from business combinations was allocated, electricity generation plants, international pipelines and LNG vessels; (iii) in the Refining & Marketing business line, refining plants, retail networks and assets related to other distribution channels grouped by country of operations and type of network (retail outlets located along ordinary routes and high-ways, wholesale facilities); and (iv) the Chemical business line has been assessed to be a single CGU.
The value-in-use is calculated by discounting the estimated future cash flows deriving from the continuing use of the CGUs and, if significant and reasonably determinable, the cash flows deriving from disposal at the end of their useful lives. Cash flows are determined based on the best information available at the time of the assessment. Cash flow projections for the first four years of each CGU evaluation are extracted from the Company’s four-year plan adopted by the top management. The plan includes data points on expected oil&gas production volumes, sales volumes, capital expenditure, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates. The estimation of CGUs’ terminal values is based on cash flow projections beyond the four-year plan horizon, which are estimated based on management’s long-term assumptions regarding the main macroeconomic variables (inflation rates, commodity prices, etc.) and considering the expected useful lives of the Company’s CGUs and certain assumptions regarding future trends in revenues and costs. In the case of the oil&gas CGUs, management assumed the residual life of the reserves and the associated projections of operating costs and development expenditures. The CGUs of the Refining & Marketing business line and power plants are evaluated based on the plant economic and technical life and the associated, normalized projections of operating costs and expenditures to support plant efficiency. The CGUs of the gas market business to which goodwill has been allocated are evaluated based on the perpetuity method of the last year-plan result assuming nominal growth rates equal to 0%. The terminal value of the Chemical business integrated CGU considers the economic useful lives of the underlying assets and factors a normalized EBITDA (to reflect the cyclicality of the sector) defined based on the average contribution margin of the plan. In projecting future commodity prices, management assumed the price scenario adopted for the economic and financial projections of the Company’s four-year industrial plans and for the assessment of capital projects returns. The Company’s price scenario is approved by the Board of Directors and is based on internal assumptions about future trends in the fundamentals of demand and supply of crude oil and other commodities as benchmarked against the market consensus forecasts and on forward prices of commodities for future delivery in case the level of liquidity and reliability of future contracts is deemed fair.
Values-in-use is estimated by discounting post-tax cash flows at a rate, which corresponds for the Exploration & Production segment and Refining & Marketing business line to the Company’s weighted average cost of capital (WACC) net of specific risk factors attributable to the Gas & Power segment and the

Chemical business line, the WACC of which is assessed on a stand-alone basis. Then the discount rates are adjusted to factor in risks specific to each country of activity (adjusted post-tax WACC). Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.
The framework of impairment indicators of exogenous origin remained substantially stable compared to the context relating to the assessments performed in the previous year.
In the final part of 2018, after touching a multi-year high at approximately 85 $/BBL, the Brent crude oil price made a sharp downturn driven by a slowdown in macroeconomic growth, oversupplies and uncertainties tied with the trade dispute between USA and China, the Brexit and local geopolitical crises. In spite of the remarkable correction in oil prices which declined by more than 20 $/BBL to close the year at approximately 60 $/BBL, based on the review of market fundamentals in the medium-long term which remain supportive of continued demand growth, as well as willingness on part of producers to maintain oil markets in balance and the market view of financial analysts and industry observers, management retained a long-term Brent price of 70 $/BBL in real terms 2022, substantially in line with the assumption made in the annual report 2017, on which basis management performed the 2018 assets impairment review and elaborated financial projections for the four-year plan 2019-2022. Prices of natural gas in Europe are projected to reach a higher level than in previous planning assumptions driven by an improved balance between gas demand and supplies supported by a continuing decline in continental mature fields production and the phase-out of nuclear and coal power plants. The SERM benchmark refining margin is projected unchanged from the previous plan at approximately 5 $/BBL in the long term, based on expectations of continuing competitive pressures in Europe from cheaper products streams imported from USA and Middle East, the effects of which will be mitigated by enactment of stricter environmental regulations on the sulphur content of marine fuels effective from 2020. Projections of margins for the main petrochemicals commodities were scaled down due to management’s expectations of continued competitive pressures in European markets from more competitive producers based in USA and Middle East and a slowdown in end markets. However, the projections of margins in the petrochemicals business determined only a modest reduction in the value-in-use of the Company’s petrochemicals CGU because the impairment review is based on a normalized scenario which factors in the cyclicality of the industry.
Moreover, although at the balance sheet date the market capitalization of Eni was about 3% lower than the book value of consolidated net assets, this tendency registered a significant trend reversal and, at the date of approval of the Financial Statements by the Board of Directors, the market capitalization exceeded the book value by about 10%.
The management tested for impairment the totality of the Group’s fixed assets as provided by the Company’s internal guidelines.
The 2018 WACC of Eni, which is the driver for calculating the post-tax WACC of the oil&gas and refining business CGUs to assess their value-in-use, recorded an increase 0.5 percentage point to 7.3% compared to 2017. This increase was driven by the projections of higher risk-free yields that Eni’s methodology links to ten-year Italian government bonds. The WACC used in the Gas & Power segment and the Chemical business, subject to separate valuation compared to the Eni’s assessment, resulted unchanged from 2017. The adjusted WACC rates for 2018 highlighted a certain dispersion of values compared to the mean, reflecting large differences in the country risk premiums which were affected by ongoing developments in each country operating environment. The post-tax WACC rates used for impairment test purposes in 2018 ranged from 6.2% to 16.0% in the Exploration & Production segment.
In the Exploration & Production segment the Company recorded impairment losses before taxes for €1,025 million driven by a lower-than-expected performance at certain oilfields, particularly in Congo and USA, a deteriorated operating environment of a specific project and alignment to fair value of assets divested or held for sale in Croatia and Ecuador. These losses were partially offset by reversals of prior-year impairment losses for €299 million due to better gas prices in Europe and reduced country risk premiums in certain locations. The post-tax WACC relating to impairment losses/reversals of impairments of more than €100 million amounted to 6%, corresponding to pre-tax rates ranging from 6% to 9%.
In the Refining & Marketing business line the Company recorded impairment losses for €156 million related to the investments of the year for compliance and stay-in-business related to CGUs fully impaired in prior years for which profitability expectations have remained unchanged from the previous-year impairment review.

In the Gas & Power segment the Company recorded a reversals of impairment losses at a gas transportation asset for €66 million driven by a lower discount rate adjusted for the country risk. In the power business, reversals and impairments relating to each individual plant resulted offset.
14 Investments
Equity-accounted investments
	2018				2017
(€ million)	Investments in unconsolidated entities controlled by Eni	Joint ventures	Associates	Total	Investments in unconsolidated entities controlled by Eni	Joint ventures	Associates	Total
Carrying amount – beginning of the year	116	2,332	1,063	3,511	168	2,675	1,197	4,040
Changes in accounting policies (IFRS 9 and 15)		(34)	(3)	(37)
Carrying amount restated – beginning of the year	116	2,298	1,060	3,474	168	2,675	1,197	4,040
Additions and subscriptions		28	92	120		63	444	507
Divestments and reimbursements	(33)	(3)	(115)	(151)			(462)	(462)
Share of profit of equity-accounted investments	8	16	385	409	9	49	66	124
Share of loss of equity-accounted investments	(5)	(415)	(10)	(430)	(7)	(340)	(6)	(353)
Deduction for dividends	(6)	(19)	(25)	(50)	(32)	(41)	(13)	(86)
Changes in the scope of consolidation		3,448		3,448	2			2
Currency translation differences	2	25	54	81	(13)	(127)	(128)	(268)
Other changes	13	119	11	143	(11)	53	(35)	7
Carrying amount – end of the year	95	5,497	1,452	7,044	116	2,332	1,063	3,511

Acquisitions and share capital increases mainly related to: (i) the capital contribution to Coral FLNG SA (€48 million) which is engaged in the development of a floating production and storage unit of LNG in natural gas-rich Area 4, offshore Mozambique; (ii) the acquisition for €42 million of a 33.72% interest in Commonwealth Fusion System Llc (CFS), a company created as a spin-out of the Massachusetts Institute of Technology for the development of the technology of power generation from fusion.
Divestments and reimbursements related to the capital reimbursement of Angola LNG Ltd for €95 million.
The share of Eni’s profit of equity-accounted entities related for €353 million to the equity result of Angola LNG Ltd, driven by a reversal of about €260 million of prior-year impairment losses of the LNG project. The economics of the project improved due to the favorable outcome of an arbitration proceeding which established the settlement of a contract to utilize the re-gasification terminal of Pascagoula owned by Gulf Energy Ltd, where the fees associated with the contract were previously discounted in the future cash flow of the upstream project and of the related downstream activity of gas marketing. The outcome of the arbitration led to the recognition of an equivalent expense through loss.
The accounting under the equity method of Saipem SpA resulted in a loss of  €146 million due to the recognition by the investee of restructuring costs and impairment losses of assets. As of December 31, 2018, the book value of the investment in Saipem amounting to €1,228 million, which was aligned to the corresponding share of the net assets of the investee, exceeded by approximately 22% the fair value represented by the market capitalization of Saipem share. Considering this impairment indicator and ongoing uncertainties surrounding a recovery in the investing cycle of oil companies and competitive pressure in the E&C sector, management performed an impairment review of the investment to assess its recoverability based on an internal financial model of future cash flows of Saipem estimated based on financial projections made by the sell-side analysts who cover the Saipem share, publicly available data on Saipem and the observed historical correlation which link the Saipem turnover to crude oil prices and spending in capital projects made by oil companies. This review supported the book value of the investment. At date of approval of the financial statements, the book value of the investment exceeded by approximately 23% the fair value represented by the market capitalization.
Share of losses of equity-accounted investments included a loss of  €219 million accounted at the joint ventures with the Venezuelan state-owned company PDVSA PetroJunín SA (Eni’s interest 40%) and Cardón IV SA (Eni’s interest 50%), which are operating the onshore heavy-oil Junín field and the Perla gas field respectively. The loss was driven by the de-booking of the project’s undeveloped proved reserves (down by 106 million boe) due to a deteriorated operating environment, as required by the U.S. SEC rules.
Deduction for dividends related for €24 million to United Gas Derivatives Co.
Other increases included for €3,498 million the initial recognition of Eni’s participating interest in the joint venture Vår Energi AS (69.60%), which was established following the business combination between the former Eni subsidiary Eni Norge AS and Point Resources AS. The joint venture will be equity-accounted. The book value of the joint venture equals Eni’s share of the fair values of the combined net assets.
Net carrying amount of equity-accounted investments in related to the following:
	December 31, 2018		December 31, 2017
(€ million)	Net carrying amount	% of the investment	Net carrying amount	% of the investment
Investments in unconsolidated entities controlled by Eni
Eni BTC Ltd	31	100.00	63	100.00
Other investments (*)	64		53
	95		116
Joint ventures
Vår Energi AS	3,498	69.60
Saipem SpA	1,228	30.99	1,413	31.00
Unión Fenosa Gas SA	335	50.00	350	50.00
Gas Distribution Company of Thessaloniki – Thessaly SA	137	49.00	137	49.00
Cardón IV SA	98	50.00
Lotte Versalis Elastomers Co Ltd	75	50.00	114	50.00
PetroJunín SA	47	40.00	210	40.00
AET – Raffineriebeteiligungsgesellschaft mbH	32	33.33	32	33.33
Other investments (*)	47		76
	5,497		2,332
Associates
Angola LNG Ltd	1,106	13.60	802	13.60
Coral FLNG SA	102	25.00	54	25.00
Novamont SpA	67	25.00	71	25.00
United Gas Derivatives Co	62	33.33	82	33.33
Commonwealth Fusion Systems Llc	42	33.72
Other investments (*)	73		54
	1,452		1,063
	7,044		3,511

(*)
Each individual amount included herein was lower than €25 million.

Results of equity-accounted investments by segment are disclosed in note 35 — Segment information and information by geographical area.
The carrying amounts of equity-accounted investments included differences between the purchase price of acquired interests and their underlying book value of net assets amounting to €58 million, related to Novamont SpA for €43 million and Unión Fenosa Gas SA for €15 million. These surpluses were driven by the long-term profitability outlook of the acquired companies at the time of the acquisition.
As of December 31, 2018, the market value of the investments listed in regulated stock markets was as follows:
Saipem SpA
Number of shares held	308,767,968
% of the investment	30.99
Share price (€)	3.265
Market value (€ million)	1,008
Book value (€ million)	1,228

Additional information is included in note 37 — Other information about investments.
Other investments
(€ million)	2018	2017
Carrying amount – beginning of the year	219	276
Changes in accounting policies (IFRS 9)	681
Carrying amount restated – beginning of the year	900	276
Additions and subscriptions	5	3
Change in the fair value	15
Divestments and reimbursements	(22)	(19)
Currency translation differences	31	(23)
Other changes	(10)	(18)
Carrying amount – end of the year	919	219

In applying IFRS 9, minor investments were recognized at fair value resulting in an asset write-up of €681 million as of January 1, 2018. Those investments in equity instruments were previously accounted for under IAS 39 which permitted entities to measure unquoted investments in equity instruments at cost if their fair value could not be determined reliably. This increase related to: (i) Nigeria LNG Ltd for €511 million (€99 million at December 31, 2017). The investment book value as of December 31, 2018 was €651 million net of the dividends paid in the year; (ii) Saudi European Petrochemical Co ‘IBN ZAHR’ for €130 million (€13 million at December 31, 2017). The investment book value as of December 31, 2018 was €144 million net of the dividends paid in the year.
The fair value of the main non-controlling interests in unquoted undertakings, classified within level 3 of the fair value hierarchy, was estimated based on a methodology that combines expected additional earnings and sum-of-the-parts measurements (so-called residual income approach) and takes into account, inter alia, the following inputs: (i) expected results, as a gauge of the future profitability of the investees, derived from the business plans, but adjusted, where appropriate, to include the assumptions that market participants would incorporate; (ii) the cost of capital, adjusted to include the risk premium of the specific country in which each investee operates. Changes of 1% of the cost of capital considered in the valuation do not produce significant changes at the fair value evaluation.
Dividends paid by those investments are disclosed in note 31 — Income (expense) from investments.

15 Other financial assets
	December 31, 2018		December 31, 2017
(€ million)	Current	Non-current	Current	Non-current
Long-term financing receivables held for operating purposes	61	1,189	23	1,602
Short-term financing receivables held for operating purposes	51		84
	112	1,189	107	1,602
Financing receivables held for non-operating purposes	188		209
	300	1,189	316	1,602
Securities held for operating purposes		64		73
	300	1,253	316	1,675

Financing receivables are stated net of allowance for doubtful accounts as follows:
(€ million)	Allowance for doubtful accounts of financing receivables
Carrying amount at December 31, 2017	730
Additions	279
Deductions	(596)
Currency translation differences	17
Carrying amount at December 31, 2018	430

Financing receivables held for operating purposes of  €1,301 million (€1,709 million at December 31, 2017) related principally to funds provided to joint ventures and associates in the Exploration & Production segment (€1,075 million) and the Gas & Power segment (€103 million). The greatest exposure is towards the joint venture Cardón IV SA (Eni’s interest 50%) in Venezuela, which is currently operating the Perla offshore gas field, for €705 million at December 31, 2018 (€955 million at December 31, 2017). The recoverability of those assets was assessed considering the performance of the industrial initiatives financed in addition to other factors.
Financing receivables held for operating purposes due beyond five years amounted to €1,088 million (€1,393 million at December 31, 2017).
The fair value of non-current financing receivables held for operating purposes of  €1,188 million has been estimated based on the present value of expected future cash flows discounted at rates ranging from -0.2% to 2.9% (-0.2% and 2.5% at December 31, 2017). This valuation methodology does not apply to assess the recoverability of the financial loan granted to the joint venture Cardón IV SA to fund the development projects carried out by the venture, which can be assimilated to net capital employed. The recoverability of this financing loans depends on the future cash flows of the industrial project, which are exposed to a credit risk given the difficult financial condition of Venezuela. In assessing the recoverability of the loan, management carried out an appreciation of the risk to convert in cash the project’s future revenues by projecting a deferral in the timing of revenues collection and discounting the resulting future cash flows at a rate adjusted for the Country risk that factors in the deteriorated operating environment of the Country. The outcomes of the assessment confirmed the carrying amount of the financial loan.
The recoverability of other long-term financial assets was assessed by considering the expected probability default in the next twelve months only, as the creditworthiness suffered no significant deterioration in the reporting period.
Additions to the allowance for doubtful accounts related to a loss taken at a financing receivable granted to a joint venture in Russia engaged in the execution of an exploratory project in the Black Sea due to the unsuccessful outcome of the initiative.
Financing receivables held for non-operating purposes related to bank deposits with the purpose to invest cash surpluses and restricted deposits in escrow to guarantee transactions on derivative contracts.

Financing receivables held for operating purposes were denominated in euro and U.S. dollar for €188 million and €1,299 million, respectively.
Securities held for operating purpose related to listed bonds issued by sovereign states (listed bonds issued by sovereign states for €69 million and by the European Investment Bank for €4 million at December 31, 2017).
Securities for €20 million (same amount as of December 31, 2017) were pledged as guarantee of the deposit for gas cylinders as provided for by the Italian law.
The following table analyses securities per issuing entity:
	Amortized cost (€ million)	Nominal value (€ million)	Fair Value (€ million)	Nominal rate of return (%)	Maturity date	Rating- Moody’s	Rating- S&P
Sovereign states
Fixed rate bonds
Italy	24	24	25	from 0.20 to 4.75	from 2019 to 2025	Baa3	BBB
Others (*)	29	29	29	from 0.05 to 4.40	from 2019 to 2023	from Aa3 to Baa1	from AA to A-
Floating rate bonds
Italy	8	8	8		from 2019 to 2020	Baa3	BBB
Others (*)	3	3	3		2022	Baa3	BBB-
Total sovereign states	64	64	65

(*)
Amounts included herein are lower than €25 million.

Securities having a maturity within five years amounted to €63 million.
The fair value of securities was derived from quoted market prices.
Receivables with related parties are described in note 36 — Transactions with related parties.
16 Trade and other payables
As of January 1, 2018, the effects of the application of IFRS 15 are the followings:
(€ million)	Trade payables	Down payments and advances from customers	Down payments and advances from joint venture partners in exploration and production	Other payables	Trade and other payables
Carrying amount at December 31, 2017	10,890	545	252	5,061	16,748
Changes in accounting principles (IFRS 15)				(113)	(113)
Reclassification to other current liabilities (IFRS 15)		(545)		(785)	(1,330)
Carrying amount at January 1, 2018	10,890		252	4,163	15,305

The application of IFRS 15 determined a decrease in the stated amount of payables recognized in connection with lifting imbalances in the Exploration & Production segment for €113 million in applying the sales method in lieu of the entitlement method.
The reclassification to other current liabilities (IFRS 15) related to: (i) lifting imbalances of the Exploration & Production segment recognized by using the sales method for €785 million; (ii) down payments and advances from customers reclassified as liabilities from contracts with customers.

More information about the application of IFRS 9 and IFRS 15 is reported in note 3 — Changes in accounting policies.
The break-down of trade and other payables is the following:
(€ million)	December 31, 2018	December 31, 2017
Trade payables	11,645	10,890
Down payments and advances from customers		545
Down payments and advances from partners in exploration & production activities	207	252
Payables for purchase of non-current assets	2,530	2,094
Payables due to partners in exploration & production activities	1,151	1,968
Other payables	1,214	999
	16,747	16,748

Trade payables were denominated in euro for €6,484 million and in U.S. dollar for €9,403 million.
Because of the short-term maturity and conditions of remuneration of trade payables, the fair values approximated the carrying amounts.
Payables due to related parties are described in note 36 — Transactions with related parties.
17 Other liabilities
	December 31, 2018		December 31, 2017
(€ million)	Current	Non-current	Current	Non-current
Fair value of derivatives financial instruments	1,445	40	1,011	91
Liabilities from contracts with customers	1,108	518
Cautionary deposits		268		255
Other liabilities	1,427	676	504	1,133
	3,980	1,502	1,515	1,479

In applying IFRS 15: (i) liabilities from contracts with customers included the reclassification as of January 1, 2018, from the item Trade and other liabilities of down payments and advances from customers of  €545 million; (ii) other current liabilities included the reclassification as of January 1, 2018, from the item Trade and other receivables of the lifting imbalances in the Exploration & Production segment for €785 million following the adoption of the sales method.
Fair value related to derivative financial instruments is disclosed in note 23 — Derivative financial instruments and hedge accounting.
Liabilities from contracts with customer of  €1,626 million included: (i) advances denominated in local currency of  €716 million relating to future supplies of equity hydrocarbons to our Egyptian State-owned partners in relation to the operations of Eni’s Concession Agreements in the Country for the next four-year period and in particular, among these, the Zohr project; (ii) the current portion of advances received by Engie SA (former Suez) relating to a long-term agreement for supplying natural gas and electricity for €66 million; the non-current portion amounted to €518 million.
Cautionary deposits related to deposits from retail customers for the supply of gas and electricity of €233 million (€215 million at December 31 2017).
Other current liabilities included overlifting imbalances of the Exploration & Production segment for €1,004 million.
Other non-current liabilities included tax liabilities for €61 million (€45 million at December 31, 2017) and other debts for €155 million (€45 million at December 31 2017).

Transactions with related parties are described in note 36 — Transactions with related parties.
18 Financial liabilities
	December 31, 2018				December 31, 2017
(€ million)	Short-term debt	Current portion of long-term debt	Long-term debt	Total	Short-term debt	Current portion of long-term debt	Long-term debt	Total
Banks	383	768	2,710	3,861	201	801	3,200	4,202
Ordinary bonds		2,781	16,923	19,704		1,445	16,520	17,965
Convertible bonds			390	390			387	387
Commercial papers	915			915	1,664			1,664
Other financial institutions	884	52	59	995	377	40	72	489
	2,182	3,601	20,082	25,865	2,242	2,286	20,179	24,707

Financial liabilities included an increase of  €1,158 million driven by: (i) new issuances net of repayments made of  €320 million; (ii) currency translation differences relating to companies having debt denominated in currency other than the functional currency for €314 million (iii) the de-recognition of Eni Norge AS cash and cash equivalents for €494 million due to the loss of control on the former subsidiary, which were deposited at the Group’s financial companies.
Commercial papers were issued by the Group’s financial subsidiaries.
The following table reflects long-term debt and current portion of long-term debt as of December 31, 2018 by maturity:
	Long-term debt
(€ million)	2020	2021	2022	2023	After	Total
Banks	556	345	393	829	587	2,710
Ordinary bonds	2,391	921	698	1,858	11,055	16,923
Convertible bonds			390			390
Other financial institutions	9	10	9	11	20	59
	2,956	1,276	1,490	2,698	11,662	20,082

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees could be required to be agreed upon with the European Investment Bank. In addition, Eni entered into long and medium-term facilities subject to the maintenance of certain financial ratios based on the Consolidated Financial Statements of Eni with Citibank Europe Plc, whose non-compliance allows the bank to request an early repayment. At December 31, 2018, debts subjected to restrictive covenants amounted to €1,337 million (€1,664 million at December 31, 2017). Eni was in compliance with those covenants.
Ordinary bonds consisted of bonds issued within the Euro Medium Term Notes Program for a total of €16,904 million and other bonds for a total of  €2,800 million.

The following table provides a breakdown of ordinary bonds by issuing entity, maturity date, interest rate and currency as of December 31, 2018:
	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity		Rate %
(€ million)					from	to	from	to
Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	17	1,517	EUR		2019		4.125
Eni SpA	1,200	16	1,216	EUR		2025		3.750
Eni SpA	1,000	38	1,038	EUR		2020		4.250
Eni SpA	1,000	27	1,027	EUR		2029		3.625
Eni SpA	1,000	19	1,019	EUR		2020		4.000
Eni SpA	1,000	9	1,009	EUR		2023		3.250
Eni SpA	1,000	8	1,008	EUR		2026		1.500
Eni SpA	900	(5)	895	EUR		2024		0.625
Eni SpA	800	2	802	EUR		2021		2.625
Eni SpA	800	(1)	799	EUR		2028		1.625
Eni SpA	750	14	764	EUR		2019		3.750
Eni SpA	750	8	758	EUR		2024		1.750
Eni SpA	750	5	755	EUR		2027		1.500
Eni SpA	700	1	701	EUR		2022		0.750
Eni SpA	650	2	652	EUR		2025		1.000
Eni SpA	600	(5)	595	EUR		2028		1.125
Eni Finance International SA	335	15	350	GBP	2019	2021	4.750	5.000
Eni Finance International SA	295	4	299	EUR	2028	2043	3.875	5.441
Eni Finance International SA	167		167	YEN	2019	2037	1.955	2.810
Eni Finance International SA	1,528	5	1,533	USD	2026	2027		variable
	16,725	179	16,904
Other bonds
Eni SpA	873	2	875	USD		2023		4.000
Eni SpA	873	1	874	USD		2028		4.750
Eni SpA	393	4	397	USD		2020		4.150
Eni SpA	305	1	306	USD		2040		5.700
Eni USA Inc	349	(1)	348	USD		2027		7.300
	2,793	7	2,800
	19,518	186	19,704

As of December 31, 2018, ordinary bonds maturing within 18 months amounted to €4,596 million. During 2018, new bonds issued amounted to €2,844 million.
The following table provides a breakdown of convertible bonds issued by Eni SpA as of December 31, 2018:
(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %
Eni SpA	400	(10)	390	EUR	2022	0.000

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
Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €16.7 billion were drawn as of December 31, 2018.

The following table provides a breakdown by currency of long-term debt, its current portion and the related weighted average interest rates:
	December 31, 2018				December 31, 2017
	Short term debt (€ million)	Average rate (%)	Long term debt and current portion of long term debt (€ million)	Average rate (%)	Short term debt (€ million)	Average rate (%)	Long term debt and current portion of long term debt (€ million)	Average rate (%)
Euro	680	1.9	18,635	2.3	904	0.5	20,094	2.4
U.S. dollar	1,007	2.5	4,530	4.3	1,329	1.8	1,694	4.8
Other currencies	495	1.0	518	4.2	9	(0.7)	677	4.7
	2,182		23,683		2,242		22,465

As of December 31, 2018, Eni retained undrawn uncommitted borrowing facilities amounting to €12,484 million (€11,584 million at December 31, 2017) and undrawn long-term committed borrowing facilities of  €5,214 million (€5,802 at December 31, 2017). Those facilities bore interest rates reflecting prevailing conditions on the marketplace.
Fair value of long-term debt, including the current portion of long-term debt is described below:
(€ million)	December 31, 2018	December 31, 2017
Ordinary bonds	20,257	19,219
Convertible bonds	399	410
Banks	3,445	4,021
Other financial institutions	111	114
	24,212	23,764

Fair value of financial debt was calculated by discounting the expected future cash flows at discount rates ranging from -0.2% to 2.9% (-0.2% and 2.5% at December 31, 2017).
Because of the short-term maturity and conditions of remuneration of short-term debts, the fair value approximated the carrying amount.
Changes in borrowings are provided below:
(€ million)	Long-term debt and current portion of long-term debt	Short-term debt	Total
Carrying amount at December 31, 2017	22,465	2,242	24,707
Cash flows	1,033	(713)	320
Currency translation differences	126	188	314
Changes in the scope of consolidation		494	494
Other non-monetary changes	59	(29)	30
Carrying amount at December 31, 2018	23,683	2,182	25,865

Transactions with related parties are described in note 36 — Transactions with related parties
19 Information on net borrowings
In assessing its capital structure, Eni uses net borrowings, which is a non-GAAP financial measure. Eni calculates net borrowings as total finance debt (short-term and long-term debt) derived from its Consolidated Financial Statements prepared in accordance with IFRS less: cash and cash equivalents, held-for-trading securities and certain highly-liquid investments not related to operations including, among others, non-operating financing receivables. Held-for-trading securities are part of a strategic reserve of liquidity that management has established by reinvesting proceeds from the Group disposal plans and is intended to provide a certain degree of financial flexibility in case of a prolonged price downturn, tight financial markets or in view of other Company’s purposes. Non-operating financing receivables consist mainly of deposits with banks and other financing institutions and deposits in escrow. These assets are generally intended to absorb temporary surpluses of cash as part of the Company’s ordinary management of financing activities.
Management believes that net borrowings is a useful measure of Eni’s financial condition as it provides insight about the soundness of Eni’s capital structure and the ways by which Eni’s operating assets are financed.
	December 31, 2018			December 31, 2017
(€ million)	Current	Non-current	Total	Current	Non-current	Total
A. Cash and cash equivalents	10,836		10,836	7,363		7,363
B. Held-for-trading financial assets	6,552		6,552	6,012		6,012
C. Available-for-sale financial assets				207		207
D. Liquidity (A+B+C)	17,388		17,388	13,582		13,582
E. Financing receivables	188		188	209		209
F. Short-term debt towards banks	383		383	201		201
G. Long-term debt towards banks	768	2,710	3,478	801	3,200	4,001
H. Bonds	2,781	17,313	20,094	1,445	16,907	18,352
I. Short-term debt towards related parties	661		661	164		164
L. Other short-term liabilities	1,138		1,138	1,877		1,877
M. Other long-term liabilities	52	59	111	40	72	112
N. Total borrowings (F+G+H+I+L+M)	5,783	20,082	25,865	4,528	20,179	24,707
O. Net borrowings (N-D-E)	(11,793)	20,082	8,289	(9,263)	20,179	10,916

Financial assets held for trading are disclosed in note 6 — Financial assets held for trading.
Current financing receivables are disclosed in note 15 — Other financial assets.
20 Provisions for contingencies
(€ million)	Provision for site restoration, abandonment and social projects	Environmental provision	Provision for litigations	Provision for taxes	Loss adjustments and actuarial provisions for Eni’s insurance companies	Provision for losses on investments	Provision for OIL insurance cover	Provision for redundancy incentives	Provision for disposal and restructuring	Provision for onerous contracts	Other(*)	Total
Carrying amount at December 31, 2017	8,126	2,653	1,107	527	205	182	76	140	65	60	306	13,447
New or increased provisions		299	148	73	493	48	51	9	19		223	1,363
Initial recognition and changes in estimates	(502)											(502)
Accretion discount	259	(12)	2									249
Reversal of utilized provisions	(190)	(287)	(214)	(118)	(481)			(17)	(14)	(22)	(100)	(1,443)
Reversal of unutilized provisions		(33)	(289)	(31)		(1)		(17)			(18)	(389)
Changes in the scope of consolidation	(1,024)	(11)	(1)	(8)				(5)			(2)	(1,051)
Currency translation differences	153		34	17		2					4	210
Other changes	(45)	(14)	37	(20)	110	(27)	3	(2)	(4)		(36)	2
Carrying amount at December 31, 2018	6,777	2,595	824	440	327	204	130	108	66	38	377	11,886

(*)
Each individual amount included herein was lower than €50 million.

The Group makes full provision for the future costs of decommissioning oil and natural gas wells, facilities and related pipelines on a discounted basis upon installation. The decommissioning provisions included the discounted estimated costs that the Company expects to incur for decommissioning oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration of the Exploration & Production segment for €6,266 million. Estimate revisions of  €502 million were driven by an increase in the discount rate curve in particular for the U.S. dollar. Such increase was partially offset by the recognition of new decommissioning obligations due to the activity of the year and upward revisions of cost estimates. The unwinding of discount recognized through profit and loss for €259 million was determined based on discount rates ranging from -0.2% to 6.1% (from -0.01% to 5.98% at December 31, 2017). Main expenditures associated with decommissioning operations are expected to be incurred over a 45-year period.
Provisions for environmental risks included the estimated costs for environmental clean-up and remediation of soil and groundwater in areas owned or under concession where the Group performed in the past industrial operations that were progressively divested, shut down, dismantled or restructured. The provision was accrued because at the balance sheet date there is a legal or constructive obligation for Eni to carry out environmental clean-up and remediation and the expected costs can be estimated reliably. The provision included the expected charges associated with strict liability related to obligations of cleaning up and remediating polluted areas that met the parameters set by the law at the time when the pollution occurred, or because Eni assumed the liability borne by other operators when the Company acquired or otherwise took over site operations. Those environmental provisions are recognized when an environmental project is approved by or filed with the relevant administrative authorities or a constructive obligation has arisen whereby the Company commits itself to performing certain cleaning-up and restoration projects and a reliable cost estimation is available. At December 31, 2018, environmental provision primarily related to Syndial SpA for €2,009 million and to the Refining & Marketing business line for €348 million.
The litigation provision comprised the expected liabilities associated with legal proceedings and other matters arising from contractual claims, contract renegotiations, including arbitration, fines and penalties due to antitrust proceedings and administrative matters. These provisions represented the Company’s best estimate of the expected, probable liabilities associated with pending litigation and commercial disputes and primarily related to the Exploration & Production segment for €653 million. Utilizations of  €503 million mainly related to the definition of a price revision relating to a gas sale contract with a long-term buyer, the effect of which was compensated by the reduction of the receivable due by the gas supplier recognized in other non-current assets.
Provisions for taxes included the estimated charges that the Company expects to incur to settle uncertain tax matters and tax claims from authorities in connection the application of current tax rules at certain Italian and non-Italian subsidiaries in the Exploration & Production segment (€397 million).
Loss adjustments and actuarial provisions of Eni’s insurance company Eni Insurance DAC represented the estimated liabilities accrued on the basis for third parties claims. Against such liability was recorded receivables of  €236 million recognized towards insurance companies for reinsurance contracts.
Provisions for losses on investments included provisions relating to investments whose loss exceeds the equity and primarily related to Industria Siciliana Acido Fosforico — ISAF — SpA (in liquidation) for €114 million.
Provisions for the OIL mutual insurance scheme included the estimated future increase of insurance premiums which will be charged to Eni in the next five years and that accrued at the reporting date because of the effective accident rate occurred in past reporting periods.
Provisions for redundancy incentives were recognized due to a restructuring program involving the Italian personnel related to past reporting periods.

21 Provisions for employee benefits
(€ million)	December 31, 2018	December 31, 2017
Italian defined benefit plans	275	284
Foreign defined benefit plans	385	409
FISDE, foreign medical plans and other	148	135
Defined benefit plans	808	828
Other benefit plans	309	194
Provision for employee benefits	1,117	1,022
The liability relating to Eni’s commitment to cover the healthcare costs of personnel is determined on the basis of the contributions paid by the Company.
Other employee benefit plans related to deferred monetary incentive plans for €136 million, the isopensione plans of Eni gas e luce SpA for €132 million, jubilee awards for €22 million, long-term incentive plan still outstanding for €8 million and other long-term plans for €11 million.
Present value of employee benefits, estimated by applying actuarial techniques, consisted of the following:
	December 31, 2018						December 31, 2017
(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Defined benefit plans	Other benefit plans	Total	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Defined benefit plans	Other benefit plans	Total
Present value of benefit liabilities at beginning of year	284	997	135	1,416	194	1,610	298	895	136	1,329	158	1,487
Current cost		27	2	29	42	71		24	2	26	54	80
Interest cost	4	31	2	37	1	38	3	29	2	34	1	35
Remeasurements:	1	(25)	13	(11)	30	19	(6)	54	(1)	47	3	50
- actuarial (gains) losses due to changes in demographic assumptions								(14)		(14)		(14)
- actuarial (gains) losses due to changes in financial assumptions		(31)	1	(30)	29	(1)	(5)	71		66	3	69
- experience (gains) losses	1	6	12	19	1	20	(1)	(3)	(1)	(5)		(5)
Past service cost and (gains) losses settlements		2	1	3	115	118		(1)	2	1	28	29
Plan contributions:								1		1		1
- employee contributions		1		1		1		1		1		1
Benefits paid	(15)	(35)	(9)	(59)	(74)	(133)	(10)	(37)	(6)	(53)	(36)	(89)
Reclassification to asset held for sale		(8)		(8)		(8)		(12)		(12)	(2)	(14)
Changes in the scope of consolidation		(90)		(90)	(2)	(92)	(1)	(15)	(1)	(17)	(3)	(20)
Currency translation differences and other changes	1	26	4	31	3	34		59	1	60	(9)	51
Present value of benefit liabilities at end of year (a)	275	925	148	1,348	309	1,657	284	997	135	1,416	194	1,610
Plan assets at beginning of year		588		588		588		619		619		619
Interest income		17		17		17		20		20		20
Return on plan assets		(21)		(21)		(21)		12		12		12
Plan contributions:		25		25		25		24		24		24
- employee contributions		1		1		1		1		1		1
- employer contributions		24		24		24		23		23		23
Benefits paid		(26)		(26)		(26)		(25)		(25)		(25)
Changes in the scope of consolidation		(64)		(64)		(64)		(15)		(15)		(15)
Currency translation differences and other changes		26		26		26		(47)		(47)		(47)
Plan assets at end of year (b)		545		545		545		588		588		588
Asset ceiling at beginning of year
Change in asset ceiling		5		5		5
Asset ceiling at end of year (c)		5		5		5
Net liability recognized at end of year (a-b+c)	275	385	148	808	309	1,117	284	409	135	828	194	1,022

Employee benefit plans included the liability attributable to partners operating in exploration and production activities of  €181 million (€177 million at December 31, 2017). Eni recorded a receivable for an amount equivalent to such liability.
Costs charged to the profit and loss account consisted of the following:
(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Defined benefit plans	Other benefit plans	Total
2018
Current cost		27	2	29	42	71
Past service cost and (gains) losses on settlements		2	1	3	115	118
Interest cost (income), net:
- interest cost on liabilities	4	31	2	37	1	38
- interest income on plan assets		(17)		(17)		(17)
Total interest cost (income), net	4	14	2	20	1	21
- of which recognized in “Payroll and related cost”					1	1
- of which recognized in “Financial income (expense)”	4	14	2	20		20
Remeasurements for long-term plans					30	30
Total	4	43	5	52	188	240
- of which recognized in “Payroll and related cost”		29	3	32	188	220
- of which recognized in “Financial income (expense)”	4	14	2	20		20
2017
Current cost		24	2	26	54	80
Past service cost and (gains) losses on settlements		(1)	2	1	28	29
Interest cost (income), net:
- interest cost on liabilities	3	29	2	34	1	35
- interest income on plan assets		(20)		(20)		(20)
Total interest cost (income), net	3	9	2	14	1	15
- of which recognized in “Payroll and related cost”					1	1
- of which recognized in “Financial income (expense)”	3	9	2	14		14
Remeasurements for long-term plans					3	3
Total	3	32	6	41	86	127
- of which recognized in “Payroll and related cost”		23	4	27	86	113
- of which recognized in “Financial income (expense)”	3	9	2	14		14

Costs of defined benefit plans recognized in other comprehensive income consisted of the following:
	2018					2017
(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Total	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Total
Remeasurements
Actuarial (gains)/losses due to changes in demographic assumptions						(14)		(14)
Actuarial (gains)/losses due to changes in financial assumptions		(31)	1	(30)	(5)	71		66
Experience (gains) losses	1	6	12	19	(1)	(3)	(1)	(5)
Return on plan assets		21		21		(12)		(12)
Change in asset ceiling		5		5
	1	1	13	15	(6)	42	(1)	35

Plan assets consisted of the following:
(€ million)	Cash and cash equivalents	Equity securities	Debt securities	Real estate	Derivatives	Investment funds	Assets held by insurance company	Other	Total
December 31, 2018
Plan assets with a quoted market price	115	37	238	6	2	56	18	70	542
Plan assets without a quoted market price							3		3
	115	37	238	6	2	56	21	70	545
December 31, 2017
Plan assets with a quoted market price	16	48	329	10	9	60	13	100	585
Plan assets without a quoted market price							3		3
	16	48	329	10	9	60	16	100	588

The main actuarial assumptions used in the measurement of the liabilities at year-end and in the estimate of costs expected for 2019 consisted of the following:
		Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Other long-term benefit plans
2018
Discount rate	(%)	1.5	0.8-18.0	1.5	0.2-1.5
Rate of compensation increase	(%)	2.5	1.5-16.5
Rate of price inflation	(%)	1.5	0.8-16.0	1.5	1.5
Life expectations on retirement at age 65	(years)		13-25	24
2017
Discount rate	(%)	1.5	0.6-15.5	1.5	0.0-1.5
Rate of compensation increase	(%)	2.5	1.5-13.5
Rate of price inflation	(%)	1.5	0.6-14.8	1.5	1.5
Life expectations on retirement at age 65	(years)		13-24	24

The following is an analysis by geographical area related to the main actuarial assumptions used in the valuation of the principal foreign defined benefit plans:
		Euro area	Rest of Europe	Africa	Other areas	Foreign defined benefit plans
2018
Discount rate	(%)	1.5-1.9	0.8-2.9	3.7-18.0	8.0-13.3	0.8-18.0
Rate of compensation increase	(%)	1.5-3.0	2.5-3.8	5.0-16.5	10.0-13.3	1.5-16.5
Rate of price inflation	(%)	1.5-2.0	0.8-3.3	3.7-16.0	3.5-5.0	0.8-16.0
Life expectations on retirement at age 65	(years)	21-22	23-25	13-17		13-25
2017
Discount rate	(%)	1.5-1.8	0.6-2.5	3.7-15.5	4.1-8.0	0.6-15.5
Rate of compensation increase	(%)	1.5-3.0	2.5-3.7	5.0-13.5	1.5-10.0	1.5-13.5
Rate of price inflation	(%)	1.5-1.9	0.6-3.4	3.7-14.8	1.5-4.8	0.6-14.8
Life expectations on retirement at age 65	(years)	21-24	22-24	13-17		13-24

The effects of a possible change in the main actuarial assumptions at the end of the year are listed below:
	Discount rate		Rate of price inflation	Rate of increases in pensionable salaries	Healthcare cost trend rate	Rate of increases to pensions in payment
(€ million)	0.5% Increase	0.5% Decrease	0.5% Increase	0.5% Increase	0.5% Increase	0.5% Increase
December 31, 2018
Italian defined benefit plans	(12)	13	8
Foreign defined benefit plans	(58)	65	23	15		18
FISDE, foreign medical plans and other	(7)	8			6
Other benefit plans	(5)	3	1
December 31, 2017
Italian defined benefit plans	(13)	14	9
Foreign defined benefit plans	(72)	79	24	20		13
FISDE, foreign medical plans and other	(7)	7			7
Other benefit plans	(3)	1	1

The sensitivity analysis was performed based on the results for each plan through assessments calculated considering modified parameters.
The amount of contributions expected to be paid for employee benefit plans in the next year amounted to €129 million, of which €48 million related to defined benefit plans.
The following is an analysis by maturity date of the liabilities for employee benefit plans and their relative weighted average duration:
(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Other benefit plans
December 31, 2018
2019	15	54	9	81
2020	16	56	7	72
2021	18	63	6	67
2022	14	64	6	20
2023	11	74	6	17
2024 and thereafter	201	74	114	57
Weighted average duration (years)	10.1	17.4	12.8	2.6
December 31, 2017
2018	16	47	7	64
2019	17	65	7	58
2020	18	70	6	45
2021	17	79	6	7
2022	14	84	6	5
2023 and thereafter	202	64	103	25
Weighted average duration (years)	10.1	17.5	12.8	2.8

22 Deferred tax assets and liabilities
(€ million)	December 31, 2018	December 31, 2017
Deferred tax liabilities, gross	7,956	10,169
Deferred tax assets available for offset	(3,684)	(4,269)
Deferred tax liabilities	4,272	5,900
Deferred tax assets, gross (net of accumulated write-down provisions)	7,615	8,347
Deferred tax liabilities available for offset	(3,684)	(4,269)
Deferred tax assets	3,931	4,078

The most significant temporary differences giving rise to net deferred tax liabilities are disclosed below:
(€ million)	Carrying amount at December 31, 2018	Carrying amount at December 31, 2017
Deferred tax liabilities
Accelerated tax depreciation	6,612	8,323
Difference between the fair value and the carrying amount of assets acquired	849	1,106
Site restoration and abandonment (tangible assets)	85	305
Application of the weighted average cost method in evaluation of inventories	44	70
Other	366	365
	7,956	10,169
Deferred tax assets, gross
Carry-forward tax losses	(5,528)	(5,240)
Site restoration and abandonment (provisions for contingencies)	(1,986)	(2,747)
Timing differences on depreciation and amortization	(2,104)	(2,164)
Accruals for impairment losses and provisions for contingencies	(1,460)	(1,404)
Impairment losses	(792)	(801)
Over/Under lifting	(604)	(395)
Employee benefits	(212)	(194)
Unrealized intercompany profits	(124)	(130)
Other	(546)	(534)
	(13,356)	(13,609)
Accumulated write-downs of deferred tax assets	5,741	5,262
Deferred tax assets, net	(7,615)	(8,347)

The following table summarizes the changes in deferred tax liabilities and assets:
(€ million)	Deferred tax liabilities	Deferred tax assets, gross	Accumulated write-downs of deferred tax assets	Deferred tax assets, net of impairments
2018
Carrying amount – beginning of the year	10,169	(13,609)	5,262	(8,347)
Changes in accounting principles (IFRS 15)	37	(237)		(237)
Carrying amount restated – beginning of the year	10,206	(13,846)	5,262	(8,584)
Additions	1,147	(1,478)	253	(1,225)
Deductions	(802)	1,523	(43)	1,480
Currency translation differences	283	(278)	71	(207)
Decrease through loss of control of subsidiary	(2,778)	813		813
Other changes	(100)	(90)	198	108
Carrying amount at the end of the year	7,956	(13,356)	5,741	(7,615)
2017
Carrying amount at the beginning of the year	10,953	(13,698)	5,622	(8,076)
Additions	1,171	(2,341)	212	(2,129)
Deductions	(835)	1,588	(349)	1,239
Currency translation differences	(1,123)	862	(202)	660
Other changes	3	(20)	(21)	(41)
Carrying amount at the end of the year	10,169	(13,609)	5,262	(8,347)

Carry-forward tax losses amounted to €19,108 million out of which €13,753 million can be used indefinitely. Carry-forward tax losses regarded Italian companies for €10,786 million and foreign companies for €8,322 million. Deferred tax assets recognized on these losses amounted to €2,615 million and €2,913 million, respectively.
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
Accumulated write-down provisions of deferred tax assets related to Italian companies for €4,133 million and foreign companies for €1,608 million.
23 Derivative financial instruments
	December 31, 2018			December 31, 2017
(€ million)	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
Non-hedging derivatives
Derivatives on exchange rate
- Currency swap	99	46	2	170	86	2
- Interest currency swap	14	71	2	41	45	2
- Outright	3	5	2	3	5	2
	116	122		214	136
Derivatives on interest rate
- Interest rate swap	18	6	2	9	5	2
	18	6		9	5
Derivatives on commodities
- Future	1,060	1,107	1	796	771	1
- Over the counter	306	284	2	81	97	2
- Other	1	5	2	1	2	2
	1,367	1,396		878	870
	1,501	1,524		1,101	1,011
Trading derivatives
Derivatives on commodities
- Over the counter	992	1,031	2	683	829	2
- Future	367	263	1	395	390	1
- Options	80	71	2	133	114	2
	1,439	1,365		1,211	1,333
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter	311	196	2	227	21	2
- Future	26	15	1	35		1
	337	211		262	21
Option embedded in convertible bonds	21	21	2	16	16	2
Gross amount	3,298	3,121		2,590	2,381
Offsetting	(1,636)	(1,636)		(1,279)	(1,279)
Net amount	1,662	1,485		1,311	1,102
Of which:
- current	1,594	1,445		1,231	1,011
- non-current	68	40		80	91

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
Fair value of cash flow hedge derivatives related to commodity hedges entered by the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated with highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. The effects of the measurement at fair value of cash flow hedge derivatives are given in note 25 — Shareholders’ equity and in note 29 — Operating expenses. Information on hedged risks and hedging policies is disclosed in note 27 — Guarantees, commitments and risks — Risk factors.
Options embedded in convertible bonds of  €21 million related to equity-linked cash settled. More information is disclosed in note 18 — Financial liabilities.
The offsetting of financial derivatives related to the Gas & Power segment.
During the 2018, there were no transfers between the different hierarchy levels of fair value.
Hedging derivative instruments are disclosed below:
	December 31, 2018
(€ million)	Nominal amount of the hedging instrument	Change in fair value (effective hedge)	Change in fair value (ineffective hedge)
Cash flow hedge derivatives
Derivatives on commodity
- Over the counter	3,528	404	2
- Future	71	(6)	(2)
	3,599	398

In 2018, the exposure to the exchange rate risk deriving from securities denominated in U.S. dollars included in the strategic liquidity portfolio amounting to €1,154 million was hedged by using, in a fair value hedge relationship, negative exchange differences for €35 million resulting on a portion of bonds denominated in U.S. dollars amounting to €1,140 million.
The breakdown of the underlying asset or liability by type of risk hedged under cash flow hedge is provided below:
	December 31, 2018
(€ million)	Change of the underlying asset used for the calculation of hedging ineffectiveness	CFH reserve	Reclassification adjustments
Cash flow hedge
Commodity price risk
- Forecast sales	(389)	(13)	642
	(389)	(13)	642

Eni’s results of operations are affected by fluctuations in the price of commodities. In order to manage commodity price risk, Eni uses derivatives traded on the organized markets MTF, OTF and derivatives traded over the counter (swaps, forward, contracts for differences and options on commodities) with the underlying commodities being crude oil, gas, refined products, electricity or emission certificates that are not settled through physical delivery of the underlying asset but are designated as hedging instruments in a cash flow hedge relation.
The existence of a relationship between hedged item and hedging instrument aimed to compensate its changes in value and the relating hedging capability not affected by the level of credit risk of the counterparty are verified for qualifying the operation as hedge.
The definition of the relationship between the quantity of the hedged item and the quantity of the hedging instrument (the so-called hedge ratio) is defined consistently with the entity’s risk management objectives, under a defined risk management strategy.

The hedging relationship is discontinued when it ceases to meet the qualifying criteria and the risk management objectives on the basis of which it was qualified as for hedge accounting.
More information is reported in note 27 — Guarantees, Commitments and Risks — Risk factors.
Effects recognized in other operating profit (loss)
Other operating profit (loss) related to derivative financial instruments on commodity was as follows:
(€ million)	2018	2017	2016
Net income (loss) on cash flow hedging derivatives		12	(1)
Net income (loss) on other derivatives	129	(44)	17
	129	(32)	16

Net income (loss) on cash flow hedging derivatives related to the ineffective portion of the hedging relationship on commodity derivatives was recognized through profit and loss in the Gas & Power segment.
Net income (loss) on other derivatives included: (i) the fair value measurement and settlement of commodity derivatives which do not meet the formal criteria to be treated in accordance with hedge accounting under IFRS as they related to net exposure to commodity risk and derivatives for trading purposes and proprietary trading amounting to a net income of  €129 million (net loss of  €44 million in 2017 and net income of  €36 million in 2016); and (ii) the fair value valuation at certain derivatives embedded in the pricing formulas of long-term gas supply contracts of the Exploration & Production segment amounting to a net loss of  €19 million in 2016.
Effects recognized in finance income (loss)
Finance income (loss) on derivative financial instruments consisted of the following:
(€ million)	2018	2017	2016
Derivatives on exchange rate	(329)	809	(494)
Derivatives on interest rate	22	28	(12)
Options			24
	(307)	837	(482)

Net income from derivatives was recognized in connection with fair value valuation of certain derivatives which do not meet the formal criteria to be treated in accordance with hedge accounting under IFRS as they are entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. Exchange rate derivatives were entered into in order to manage exposures to foreign currency exchange rates arising from the pricing formulas of commodities in the Gas & Power segment.
Finance income (expense) with related parties is disclosed in note 36 — Transactions with related parties.
24 Assets held for sale and liabilities directly associated with assets held for sale
As of December 31, 2018, assets held for sale and the related directly associated liabilities of €295 million and €59 million, respectively, related to: (i) Agip Oil Ecuador BV, holder of the service contract for the Villano oil field, for which a binding transfer agreement was signed. The carrying amounts of assets held for sale and directly associated liabilities amounted to €274 million (of which current assets for €81 million) and €59 million, respectively (of which current liabilities for €33 million); (ii) the sale of tangible assets and minority interests for a total carrying amount of  €21 million.

In the course of 2018, Eni finalized the sale of: (i) the 98.99% (entire stake owned) of Tigáz Zrt and Tigáz DSO (100% Tigáz Zrt) to the group MET Holding AG, including Eni’s gas distribution operations in Hungary; (ii) the business relating to a 26.25% stake of Lasmo Sanga Sanga Ltd (entire stake owned) of the PSA in the Sanga Sanga gas and condensates field and; (iii) the sale of a 50% (entire stake owned) interest in the joint venture Unimar Llc.
25 Shareholders’ equity
As of January 1, 2018, the effects of the application of IFRS 9 and IFRS 15 are the following:
(€ million)	Share capital	Retained Earnings	Other reserves	Net profit (loss)	Total
Carrying amount at December 31, 2017	4,005	35,966	4,685	3,374	48,030
Changes in accounting principles (IFRS 9)		294			294
Changes in accounting principles (IFRS 15)		(49)			(49)
Carrying amount at January 1, 2018	4,005	36,211	4,685	3,374	48,275

More information about the application of IFRS 9 and IFRS 15 is disclosed in note 3 — Changes in accounting policies.
(€ million)	December 31, 2018	December 31, 2017
Share capital	4,005	4,005
Retained earnings	36,702	35,966
Cumulative currency translation differences	6,605	4,818
Legal reserve	959	959
Reserve for treasury shares	581	581
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(9)	183
Reserve related to the defined benefit plans net of tax effect	(130)	(114)
Other comprehensive income on equity-accounted investments	66	90
Other comprehensive income on other investments	15
Other reserves	190	190
Treasury shares	(581)	(581)
Interim dividend	(1,513)	(1,441)
Net profit (loss) for the year	4,126	3,374
	51,016	48,030

Share capital
As of December 31, 2018, the parent company’s issued share capital consisted of  €4,005,358,876 represented by 3,634,185,330 ordinary shares without nominal value (same amounts as of December 31, 2017).
On May 10, 2018, Eni’s Shareholders’ Meeting resolved the distribution of a dividend of  €0.40 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2017 dividend of  €0.40 per share, of which €0.40 per share paid as interim dividend in 2017. The balance was paid on 23 May 2018, to shareholders on the register on 21 May 2018, record date on 22 May 2018. Total dividend per share in 2017 was €0.80.
Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.
Reserve for treasury shares
The reserve for treasury shares represents the reserve that was established in previous reporting period to repurchase the Company shares in accordance with resolutions at Eni’s Shareholders’ Meetings.

Other Comprehensive Income reserves
	Cash flow hedge derivatives			Defined benefit plans			Other comprehensive income on equity-accounted investments	Investments valued at fair value
(€ million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve
Reserve as of December 31, 2017	240	(57)	183	(133)	19	(114)	90
Changes of the year	399	(116)	283	(15)	(2)	(17)	(24)	15
Foreign currency translation differences				1	(1)
Change in scope of consolidation				4	(3)	1
Reversal to inventories adjustments	(10)	3	(7)
Reclassification adjustments	(642)	174	(468)
Reserve as of December 31, 2018	(13)	4	(9)	(143)	13	(130)	66	15
Reserve as of December 31, 2016	246	(57)	189	(99)	(13)	(112)	21
Changes of the year	(59)	14	(45)	(33)	29	(4)	69
Foreign currency translation differences				(1)	3	2
Reclassification adjustments	53	(14)	39
Reserve as of December 31, 2017	240	(57)	183	(133)	19	(114)	90
Reserve related to investments valued at fair value does not include the effects of first application of IFRS 9 of  €681 million recognized in retained earnings.
Other reserves
Other reserves related to: (i) a reserve of  €127 million representing the increase in Eni shareholders’ equity associated with a business combination under common control, whereby the parent company Eni SpA divested its subsidiaries; (ii) a reserve of  €63 million deriving from Eni SpA’s equity.
Cumulative foreign currency translation differences
The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.
Treasury shares
A total of 33,045,197 Eni’s ordinary shares (same amount as of December 31, 2017) were held in treasury for a total cost of  €581 million (same amount as of December 31, 2017). On April 13, 2017, the Shareholders Meeting approved the Long-Term Monetary Incentive Plan 2017 – 2019 and empowered the Board of Directors to execute the Plan by authorizing it to dispose up to a maximum of 11 million of treasury shares in service of the Plan.
Interim dividend
The interim dividend for the year 2018 amounted to €1,513 million corresponding to €0.42 per share, as resolved by the Board of Directors on September 13, 2018, in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on September 26, 2018.
Distributable reserves
As of December 31, 2018, Eni shareholders’ equity included distributable reserves of approximately €46 billion.

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity
	Net profit		Shareholders’ equity
(€ million)	2018	2017	December 31, 2018	December 31, 2017
As recorded in Eni SpA’s Financial Statements	3,173	3,586	42,615	42,529
Excess of net equity stated in the separate accounts of consolidated subsidiaries over the corresponding carrying amounts of the parent company	(134)	(466)	7,183	6,110
Consolidation adjustments:
- difference between purchase cost and underlying carrying amounts of net equity		(1)	153	145
- adjustments to comply with Group account policies	862	202	2,000	719
- elimination of unrealized intercompany profits	177	(88)	(519)	(807)
- deferred taxation	59	144	(359)	(617)
	4,137	3,377	51,073	48,079
Non-controlling interest	(11)	(3)	(57)	(49)
As recorded in Consolidated Financial Statements	4,126	3,374	51,016	48,030

26 Other information
Supplemental cash flow information
(€ million)	2018	2017	2016
Investment in consolidated subsidiaries and businesses
Current assets	44
Non-current assets	198
Net borrowings	11
Current and non-current liabilities	(47)
Net effect of investments	206
Fair value of investments held before the acquisition of control	(50)
Gain on a bargain purchase	(8)
Purchase price	148
less:
Cash and cash equivalents	(29)
Investment in consolidated subsidiaries and businesses net of cash and cash equivalent acquired	119
Disposal of consolidated subsidiaries and businesses
Current assets	328	166	6,526
Non-current assets	5,079	814	8,615
Net borrowings	785	(252)	(5,415)
Current and non-current liabilities	(3,470)	(205)	(6,334)
Net effect of disposals	2,722	523	3,392
Reclassification of foreign currency translation differences among other items of OCI	113		7
Fair value of share capital held after the sale of control	(3,498)		(1,006)
Fair value valuation for business combination	889
Gain (loss) on disposal	13	2,148	11
Non-controlling interest			(1,872)
Selling price	239	2,671	532
less:
Cash and cash equivalents	(286)	(9)	(894)
Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent divested	(47)	2,662	(362)

Investments in 2018 concerned: (i) the acquisition of the business by Versalis Spa of the “bio” activities of Mossi & Ghisolfi Group, related to development, industrialization, licensing of bio-chemical technologies and processes based on use of renewable sources for €75 million; (ii) the acquisition of the remaining 51% stake in Gas Supply Company Thessaloniki — Thessalia SA which distributes and sells gas in Greece for €24 million, net of cash acquired of  €28 million; (iii) the acquisition of the company Mestni Plinovodi distribucija plina doo, which distributes and sells gas in Slovenia for €15 million, net of cash acquired for €1 million. The gain from bargain purchase, recognized in Other income and revenues, was due to the obtainable synergies from the greater ability to recover the investments made by the acquired company due to the combination of customer portfolios.
Disposals in 2018 concerned: (i) the loss of control of Eni Norge AS resulting from the business combination with Point Resources AS, with the establishment of the equity-accounted joint venture Vår Energi AS (Eni interest 69.60%), that will develop the project portfolio of the combined entities. The operation entailed the exclusion from the consolidation area of  €2,486 million of net assets, of which cash and cash equivalents for €258 million, the recognition of the investment in Vår Energi AS for €3,498 million and a fair value gain of  €889 million, net of negative exchange rate differences of  €123 million; (ii) the sale of 98.99% (entire stake owned) of Tigáz Zrt and Tigáz Dso (100% Tigáz Zrt) operating in the gas distribution business in Hungary to the MET Holding AG group for €145 million net of cash divested of € 13 million; (iii) the sale by Lasmo Sanga Sanga of the business relating to a 26.25% stake (entire stake owned) in the PSA of the Sanga Sanga gas and condensates field for €33 million; (iv) the sale of 100% of Eni Croatia BV, which owns shares of gas projects in Croatia to INA-Industrija Nafte dd for €20 million, net of cash divested of  €15 million; (v) the sale of 100% of Eni Trinidad and Tobago Ltd, which holds a share of a gas project in Trinidad & Tobago for €10 million.
27 Guarantees, commitments and risks
Guarantees
(€ million)	December 31, 2018	December 31, 2017
Consolidated subsidiaries	5,082	5,595
Unconsolidated subsidiaries	196	181
Joint ventures and associates	4,056	10,046
Others	163	352
	9,497	16,174

The parent company of the Eni Group issued guarantees to cover the contractual obligations held by third parties towards Eni’s affiliates to build and finance the construction of an LNG Floating Production unit for the development of the Coral gas reserves discovered in Area 4 offshore Mozambique. The value of the contract is €4,586 million. Eni is operator of the project with a 25% indirect interest through a 35.71% stake in the joint operation Mozambique Rovuma Venture SpA. The final investment decision (FID) for the Coral project was made on June 1, 2017. The FLNG plant is designed to treat approximately 3.37 million tonnes per year of LNG. A special purpose entity was established, Coral FLNG SA (Eni’s interest 25%). This entity will operate the vessel in accordance to a service agreement for the liquefaction, storage and loading of the LNG on behalf of the Concessionaires of Area 4 and of the other two partners of Mozambique Rovuma Venture SpA, CNPC and ExxonMobil in proportion to their participating interest in the Exploration and Production Concession Contract (EPCC) of Area 4, equal to 20% and 25%, respectively. The LNG will be supplied to BP under a long-term LNG sale and purchase agreement with a take-or-pay clause and a twenty-year term, providing an option of extending the duration for up to ten consecutive years. Eni issued through a subsidiary a parent company guarantee, whereby it irrevocably and unconditionally guarantees the Technip — JGC — Samsung Heavy Industries (TJS) consortium (the beneficiaries) for the due and proper performance of the obligations of Coral FLNG SA in connection with execution of the Engineering Procurement Construction Installation and Commissioning (EPCIC) contract, up to the maximum liability of  €1,147 million equal to 25% of the value of the contract. The maximum liability will be automatically reduced by any amount paid to the beneficiaries in respect of the guaranteed obligations. The financing of the project is carried out partly through funds provided by the venturers and partly by a project financing with Export Credit Agencies and commercial banks for a total amount of  €4,082 million. During the construction and the commissioning of the FLNG plant, the project financing agreement will be supported by a debt service undertaking, up to a maximum liability of  €1,397 million in proportion to Eni’s participating interest equal to 25% in the industrial initiative. Subsequently, in the running phase of the plant, once the performance tests of the vessel have been validated by the lenders, that guarantee will be released and the financing facility will change into a non-recourse one, terminating the obligations of the venturers of Area 4. Once vessel operations start, the lenders will be guaranteed only by the vessel cash flows, excluding the gas reserves from the scope of the guarantee. The financing and any collateral costs will be reimbursed to the lenders through a “pay-when-paid” clause, whereby loan repayments will be made through the cash flows associated with the sale of the LNG arising from the project to the long-term buyer, without any obligations from Eni and Concessionaires to guarantee the performance of Coral FLNG SA towards the lenders. Furthermore, the Concessionaries opened a credit facility which committed each Concessionary to finance pro-quota: (i) the share of capital expenditures to be borne by the Mozambique State-owned company ENH up to a maximum liability of  €121 million in Eni’s share; (ii) the share of the debt service undertaking by ENH up to a maximum liability of €155 million in Eni’s share. As a final point, as provided by the EPCC that regulates the petroleum activities in Area 4, Eni SpA in its capacity as parent company of the operator Mozambique Rovuma Venture SpA has provided concurrently with the approval of the initial development plan of the Area reserves, an irrevocable and unconditional parent company guarantee in respect of any possible claims or any contractual breaches in connection with the petroleum activities to be carried out in the contractual area, including those activities in charge of the special purpose entities like Coral FLNG SA, to benefit of the Government of Mozambique and third parties. The obligations of the guarantor towards the Government of Mozambique are unlimited (non-quantifiable commitments), whereas they provide a maximum liability of  €1,309 million in respect of third-parties claims. This guarantee will be effective until the completion of any decommissioning activity related to both the development plan of Coral as well as any development plan to be executed within Area 4 (particularly the Mamba project). This parent company guarantee issued by Eni covering 100% of the aforementioned obligations was taken over by the other concessionaires (Kogas, Galp and ENH) and by ExxonMobil and CNPC shareholders of the joint operation Mozambico Rovuma Venture SpA, in proportion to their respective participating interest in the EPCIC of Area 4.
Guarantees issued on behalf of consolidated subsidiaries primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for €2,576 million (€2,312 million at December 31, 2017); (ii) a bank guarantee of  €1,010 million (same amount as of December 31, 2017) issued on behalf of GasTerra in order to obtain the renunciation to a temporary seizure order on Eni’s investment in Eni International BV, requested and obtained by a Netherlands Court in July 2016. At December 31, 2018, the underlying commitment covered by such guarantees was €5,000 million (€5,564 million at December 31, 2017).
Guarantees issued on behalf of joint ventures and associates primarily consisted of: (i) an unsecured guarantee of  €499 million (€6,122 million at December 31, 2017) given by Eni SpA to Treno Alta Velocità — TAV SpA (now RFI — Rete Ferroviaria Italiana SpA) for the proper and timely completion of a project relating to the Milan-Bologna fast track railway by CEPAV (Consorzio Eni per l’Alta Velocità) Uno (associated company of Saipem); the decrease of  €5,623 million is due to the cancellation of the guarantees related to the completion of the main lots of the project; (ii) unsecured guarantees and other guarantees given to banks in relation to loans and lines of credit received for €1,664 million (€1,623 million at December 31, 2017), of which €1,397 million (€1,334 million at December 31, 2017) related to guarantees issued as part of the development project of the gas reserves at the Coral discovery in Area 4 offshore Mozambique on behalf of Coral South FLNG DMCC with respect to the financing agreements of the project with Export Credit Agencies and banks; and (iii) guarantees given to third parties relating to bid bonds and performance bonds for €1,644 million (€2,122 at December 31, 2017), of which €1,147 million (€1,094 million at December 31, 2017) related to guarantees issued for the construction of the FLNG as part of the development project of the gas reserves at the Coral project offshore Mozambique and €279 million given on behalf of Saipem Group (€1,008 million at December 31, 2017); (iv) a guarantee issued in favor of Gulf LNG Energy and Gulf LNG Pipeline and on behalf of Angola LNG Supply Service Llc (Eni’s interest 13.60%) as security against payment commitments of fees in connection with the regasification activity for €177 million (€169 million at December 31, 2017). At December 31, 2018, the underlying commitment covered by such guarantees was €2,159 million (€2,594 million at December 31, 2017).

Commitments and risks
(€ million)	December 31, 2018	December 31, 2017
Commitments	54,611	14,498
Risks	673	691
	55,284	15,189

Commitments related to: (i) parent company guarantees that were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities and quantified, on the basis of the capital expenditures to be incurred, to €52,397 million (€11,289 million at December 31, 2017).
The increase of  €41,108 million essentially related to: (a) the issue of parent company guarantees, in relation to transactions with the Abu Dhabi State oil company, ADNOC, whereby Eni acquired participating interests in the two offshore concessions in production of Lower Zakum (Eni’s interest 5%) and Umm Shaif and Nasr (Eni’s interest 10%) for a period of 40 years and a maximum amount of  €13,094 million and in the concession under development of Gasha (Eni’s interest 25%) for a period of 40 years and a maximum amount of  €21,824 million. These guarantees were issued to cover the contractual obligations towards the State company, deriving from oil operations related to the Concession Agreements including, in particular, the achievement of some production targets and recovery factors of reserves in the medium and long term, an asset integrity plan and optimization and maintenance of the production after reaching the plateau, the transfer of technologies and the adoption of best-in-class operating standards in HSE. The guarantees do not cover any loss of profit or production deriving from failure to achieve the targets; (b) the issue of parent company guarantees for €6,831 million following the awarding of new exploration licenses in the offshore of Mexico and the final investment decision for the development of the offshore reserves in Area 1; (ii) commitments assumed by Eni USA Gas Marketing Llc towards Angola LNG Supply Service Llc for the purchase of volumes of regasified gas at the Pascagoula plant (United States) over a twenty-year period (until 2031). The expected commitments were estimated at €2,079 million (€2,113 million at December 31, 2017) and included in off-balance sheet contractual commitments in the table “Future payments under contractual obligations” in the paragraph Liquidity risk. In 2018, the contractual commitment signed in December 2007 between Eni USA Gas Marketing Llc and Gulf LNG Energy Llc (GLE) and Gulf LNG Pipeline Llc (GLP) for the supply of long-term regasification and import services (until 2031) amounting at the opening balance to €948 million (undiscounted) ceased due to an arbitration award, ruling that the commitment was resolved by March 1, 2016 and recognizing to the counterparties an equitable compensation of  €324 million, accounted as expense in the income statement. Despite the ruling of the arbitration court invalidating the contract, GLE and GLP filed a claim with the Supreme Court of New York against Eni SpA demanding the enforcement of the parent company guarantee issued by Eni for the payment of the regasification fees until to the original due date of the contract (2031) for a maximum amount of  €757 million. Eni believes that the claims by GLE and GLP have no merit and is defending the action. At the moment, the risk of losing the proceeding is considered unlikely; (iii) a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest €116 million (€128 million at December 31, 2017) in the future, also on account of Shell Italia E&P SpA, in connection with Eni’s development plan of oilfields in Val d’Agri. The commitment has been included in the off-balance sheet contractual commitments in the following paragraph “Liquidity risk”.
Risks concerned potential risks associated with contractual assurances given to acquirers of certain investments and businesses of Eni for €244 million (€235 million at December 31, 2017) and the value of assets of third parties under the custody of Eni for €429 million (€456 million at December 31, 2017).
Non-quantifiable commitments
A parent company guarantee was issued on behalf of Cardón IV SA (Eni’s interest 50%), a joint venture that is currently operating the Perla gas field located in Venezuela, for the supplying to PDVSA GAS of the volumes of gas produced by the field until end of the concession agreement (2036). This guarantee cannot be quantified because the penalty clause for unilateral anticipated resolution originally set for Eni and the relevant quantification became ineffective due to a revision of the contractual terms. In case of failure on part of the operator to deliver the contractual gas volumes out of production, the claim under the guarantee will be determined by applying the local legislation. Eni share (50%) of the contractual volumes of gas to be delivered to PDVSA GAS amounted to a total of  €13 billion. Notwithstanding this amount does not properly represent the guarantee exposure, nonetheless such amount represents the maximum financial exposure at risk for Eni. A similar guarantee was issued by PDVSA on behalf of Eni for the fulfillment of the purchase commitments of the gas volumes by PDVSA GAS.

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
Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International SA, Eni Finance USA Inc and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping that is in charge to execute certain activities relating to commodity derivatives. In particular, Eni’s finance department and Eni Finance International SA manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies different from commodities are managed by the parent company, while Eni Trading & Shipping SpA executes the negotiation of commodity derivatives over the market. Eni SpA and Eni Trading & Shipping SpA (also through its subsidiary Eni Trading & Shipping Inc) perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF), Organized Trading Facility (OTF), or similar and brokerage platforms (i.e. SEF), and over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these operations through Eni Trading & Shipping and Eni SpA based on the relevant asset class expertise. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni monitors every activity in derivatives classified as risk-reducing (in particular, back-to-back activities, flow hedging activities, asset-backed hedging activities and portfolio-management activities) directly or indirectly related to covered industrial assets, so as to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows those derivatives should not be considered as risk reducing, these derivatives are reclassified in proprietary trading. As the proprietary trading is considered separately from the other activities in specific portfolios of Eni Trading & Shipping, its exposure is subject to specific controls, both in terms of Value at Risk (VaR) and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards. The framework defined by Eni’s policies and guidelines provides that the valuation and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of: (i) limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon; (ii) limits of revision strategy, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given; and (iii) VaR which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account of the correlation among the different positions held in the portfolio. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of VaR, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and valuation techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department. Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of VaR, limits of revision strategy, stop loss and volumes in connection with exposure deriving from commercial activities, as well as exposure deriving from proprietary trading, exclusively managed by Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools the requests for negotiating commodity derivatives and executes them on the marketplace.
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
Strategic risk is not subject to systematic activity of management/coverage that is eventually carried out only in case of specific market or business conditions. Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management. Strategic risk is subject to measuring and monitoring but is not subject to specific risk limits. If previously authorized by the Board of Directors, exposures related to strategic risk can be used in combination with other commercial exposures in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of derivatives (by activating logics of internal market). Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable economic results. Eni manages the commodity risk and the exposure to commodity prices through the trading unit of Eni Trading & Shipping by using derivatives traded on the organized markets MTF, OTF and derivatives traded over the counter (swaps, forward, contracts for differences and options on commodities) with the underlying commodities being crude oil, gas, refined products, electricity or emission certificates. Such derivatives are evaluated at fair value based on market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable valuation techniques. VaR deriving from commodity exposure is measured daily based on a historical simulation technique, with a 95% confidence level and a one-day holding period.
Market risk — Strategic liquidity
Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) would affect the value of these instruments when evaluated at fair value. The setting up and maintenance of the liquidity reserve is mainly aimed to guarantee a proper financial flexibility. Liquidity should allow Eni Group to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions) and must be dimensioned to provide a coverage of short-term debts and a coverage of medium and long-term financial debts due within a time horizon of 24 months. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as Governance guidelines regulating management and control systems. In particular, strategic liquidity management is regulated in terms of VaR (measured based on a parametrical methodology with a one-day holding period and a 99% confidence level), stop loss and other operating limits in terms of concentration, issuing entity, business segment, country of emission, duration, ratings and type of investing instruments in portfolio, aimed to minimize market and liquidity risks. Financial leverage or short selling is not allowed. Activities in terms of strategic liquidity management started in the second half of the year 2013 (portfolio Euro) and throughout the course of the years 2017 (portfolio USD). In 2018, the investment portfolio Euro has maintained an average credit rating of A-/BBB+, the investment portfolio USD has maintained an average credit rating of A+/A, both in line with the year 2017.

The following table shows amounts in terms of VaR, recorded in 2018 (compared with 2017) relating to interest rate and exchange rate risks in the first section and commodity risk. Regarding the management of strategic liquidity, the sensitivity to changes of interest rate is expressed by values of  “Dollar value per Basis Point” (DVBP).
(Value at risk — parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

	2018				2017
(€ million)	High	Low	Average	At year end	High	Low	Average	At year end
Interest rate(a)	3.65	1.80	2.73	2.99	3.76	1.72	2.38	2.58
Exchange rate(a)	0.57	0.09	0.28	0.25	0.57	0.08	0.22	0.26

(a)
Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Treasury Department, Eni Finance International SA, Banque Eni SA and Eni Finance USA Inc.

(Value at risk — Historic simulation weighted method; holding period: 1 day; confidence level: 95%)

	2018				2017
(€ million)	High	Low	Average	At year end	High	Low	Average	At year end
Commercial exposures – Management Portfolio(a)	18.60	6.79	11.04	7.50	21.14	5.15	12.24	5.15
Trading (b)	2.28	0.26	0.73	0.27	2.29	0.21	0.79	0.66

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

(Sensitivity — Dollar value of 1 basis point — DVBP)

	2018				2017
(€ million)	High	Low	Average	At year end	High	Low	Average	At year end
Strategic liquidity(a)	0.35	0.25	0.29	0.25	0.41	0.27	0.35	0.27

(a)
Management of strategic liquidity portfolio starting from July 2013.

(Sensitivity — Dollar value of 1 basis point — DVBP)

	2018				2017
($ million)	High	Low	Average	At year end	High	Low	Average	At year end
Strategic liquidity(b)	0.04	0.01	0.02	0.02	0.04	0.02	0.03	0.03

(b)
Management of strategic liquidity portfolio in $currency starting from August 2017.

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. Eni defined credit risk management policies consistent with the nature and characteristics of the counterparties of commercial and financial transactions and with regard to the latter, among of the others, of the centralized finance model adopted.
The Company adopted a model to quantify and control the credit risk based on the evaluation of the expected loss for which the probability of default and the capacity to recover credits in default is estimated through the so-called Loss Given Default.
In the credit risk management and control model, credit exposures are distinguished by commercial nature, substantially in relation to the structured contracts on commodities related to Eni’s core business, and by financial nature, substantially in relation to the financial instruments used by Eni, such as deposits, derivatives and securities.
Credit risk for commercial exposures
Credit risk arising from commercial counterparties is managed by the business units and by the specialized corporate finance and administration departments, and is operated on the basis of formal procedures for the assessment and assignment of commercial counterparties, the monitoring of credit exposures, credit recovery activities and disputes. At corporate level, the general guidelines and methods for quantifying and controlling customer risk, in particular for commercial counterparties, are assessed through an internal rating model that combines different default factors deriving from economic variables, financial indicators, payment experiences and information from primary info providers. The probability of default related to State Entities or their closely related counterparties (eg National Oil Company), essentially represented by the probability of late payments, is determined by using the country risk premiums adopted for the purposes of the determination of the WACCs for the impairment of non-financial assets. Furthermore, for retail positions without specific ratings, the risk is determined by distinguishing customers in homogeneous risk clusters based on historical series of data relating to payments made, periodically updated.
Credit risk for financial exposures
With regard to credit risk arising from financial counterparties deriving from current and strategic use of liquidity, derivative contracts and transactions with underlying financial assets valued at fair value, Eni has established internal policies providing exposure control and concentration through maximum credit risk limits corresponding to different classes of financial counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group operating finance department, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored by each counterpart and by group of belonging to check exposures against the limits assigned on a daily basis and the expected loss analysis and the concentration periodically.
Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively affect Group results, as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. Eni’s risk management targets include the maintaining of an adequate level of liquidity readily available to deal with external shocks (drastic changes in the scenario, restrictions on access to capital markets, etc.) or to ensure an adequate level of operational flexibility for the development programs of the Company. The strategic liquidity reserve is employed in short-term marketable financial instruments, favouring investments with very low risk profile.
At present, the Group believes to have access to sufficient funding to meet the current foreseeable borrowing requirements as a consequence of the availability of financial assets and lines of credit and the access to a wide range of funding at competitive costs through the credit system and capital markets.
Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which about €16.7 billion were drawn as of December 31, 2018.
The Group has credit ratings of A- outlook stable and A-2, respectively for long and short-term debt, assigned by Standard & Poor’s and Baa1 outlook stable and P-2, respectively for long and short-term debt, assigned by Moody’s. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. Based on the methodologies used by Standard & Poor’s and Moody’s, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni. During 2018, Moody’s reduced the rating of Eni by one notch (from A3 to Baa1) following the reduction in the rating assigned to Italy (from Baa2 to Baa3, outlook stable).
In the course of the 2018, Eni issued bonds amounting to €2.8 billion, of which €1.1 billion were issued under the Euro Medium Term Notes program and €1.7 billion through a dual-tranche issue on the U.S. market and on international markets.
As of December 31, 2018, Eni maintained short-term unused borrowing facilities of  €12,484 million. Long-term committed unused borrowing facilities amounted to €5,214 million due beyond 12 months. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.
Finance debt repayments including expected payments for interest charges and derivatives
The table below summarizes the Group main contractual obligations for finance liability repayments, including expected payments for interest charges and derivatives.
	Maturity year
(€ million)	2019	2020	2021	2022	2023	2024 and thereafter	Total
December 31, 2018
Non-current financial liabilities (including the current portion)	3,301	2,958	1,541	1,253	2,714	11,723	23,490
Current financial liabilities	2,182						2,182
Fair value of derivative instruments	1,445	13	1	21		5	1,485
	6,928	2,971	1,542	1,274	2,714	11,728	27,157
Interest on finance debt	655	545	436	330	320	1,677	3,963
Financial guarantees	668						668

	Maturity year
(€ million)	2018	2019	2020	2021	2022	2023 and thereafter	Total
December 31, 2017
Non-current financial liabilities (including the current portion)	2,000	4,084	2,857	1,279	1,246	10,810	22,276
Current financial liabilities	2,242						2,242
Fair value of derivative instruments	1,011	64	10	1	16		1,102
	5,253	4,148	2,867	1,280	1,262	10,810	25,620
Interest on finance debt	582	511	411	304	250	1,455	3,513
Financial guarantees	473						473

Trade and other payables
The table below summarizes the Group trade and other payables by maturity.
	Maturity year
(€ million)	2019	2020 – 2023	2024 and thereafter	Total
December 31, 2018
Trade payables	11,645			11,645
Other payables and advances	5,102	59	96	5,257
	16,747	59	96	16,902

	Maturity year
(€ million)	2018	2019 – 2022	2023 and thereafter	Total
December 31, 2017
Trade payables	10,890			10,890
Other payables and advances	5,858	19	26	5,903
	16,748	19	26	16,793

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
The Company’s main contractual obligations at the balance sheet date comprise: (i) take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors; (ii) operating leases for tangible assets, of which primarily for FPSO units of the E&P segment, in particular FPSOs operating in the offshore projects at Cape Three Points in Ghana and at the 15/06 block in Angola, with a duration of between 11 and 14 years.

The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.
	Maturity year
(€ million)	2019	2020	2021	2022	2023	2024 and thereafter	Total
Operating lease obligations(a)	776	601	481	303	268	1,524	3,953
Decommissioning liabilities(b)	335	294	407	260	124	12,394	13,814
Environmental liabilities	349	321	254	239	188	1,245	2,596
Purchase obligations(c)	14,674	11,258	10,649	9,683	9,546	76,014	131,824
- Gas
- take-or-pay contracts	11,886	10,470	9,995	9,276	9,210	75,035	125,872
- ship-or-pay contracts	1,164	558	482	382	324	941	3,851
- Other purchase obligations	1,624	230	172	25	12	38	2,101
Other obligations	8	1	1	1	1	104	116
- Memorandum of intent Val d’Agri	8	1	1	1	1	104	116
	16,142	12,475	11,792	10,486	10,127	91,281	152,303

(a)
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

Capital investment and capital expenditure commitments
In the next four years, Eni expects capital investments and capital expenditures of  €32.7 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects. Capital expenditure is considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.
The amounts shown in the table below include committed expenditures to execute certain environmental projects.
	Maturity year
(€ million)	2019	2020	2021	2022	2023 and thereafter	Total
Committed projects	6,492	4,917	3,458	1,910	3,629	20,406

Other information about financial instruments
The carrying amount of financial instruments and the relevant economic and equity effect consisted of the following:

	2018			2017
(€ million)	Carrying amount	Finance income (expense) recognized in		Carrying amount	Finance income (expense) recognized in
		Profit and loss account	Other comprehensive income		Profit and loss account	Other comprehensive income
Held-for-trading financial instruments
Financial assets held for trading(a)	6,552	32		6,012	(111)
Non-hedging and trading derivatives(b)	117	(178)		209	793
Non-current financial instruments
Held-to-maturity securities(a)				73
Available-for-sale financial instruments
Securities(a)				207	9	(4)
Other investments valued at fair value(c)	919	231	15
Receivables and payables and other assets/liabilities valued at amortized cost:
Trade receivables and other(d)	14,145	(343)		15,583	(958)
Financing receivables(e)	1,489	(139)		1,918	(116)
Securities(a)	64
Trade payables and other(a)	16,902	(28)		16,793	(51)
Financing payables(f)	25,865	(615)		24,707	(1,137)
Net assets (liabilities) for hedging derivatives(g)		642	(243)		(42)	(6)

(a)
Income or expense were recognized in the profit and loss account within “Finance income (expense)”.

(b)
In the profit and loss account, economic effects were recognized as income within “Other operating income (loss)” for €129 million (loss for €44 million in 2017) and as loss within “Finance income (expense)” for €307 million (income for €837 million in 2017).

(c)
Income or expense were recognized in the profit and loss account within “Income (expense) from investments — Dividends”.

(d)
Income or expense were recognized in the profit and loss account as net impairment losses within “Net (impairment losses) reversal of trade and other receivables” for €415 million (net impairment losses for €913 million in 2017) and as income within “Finance income (expense)” for €69 million (expenses for €45 million in 2017), including interest income calculated on the basis of the effective interest rate of  €38 million.

(e)
In the profit and loss account, income or expense were recognized as expense within “Finance income (expense)” for €139 million (€116 million in 2017), including interest income calculated on the basis of the effective interest rate of  €129 million (€128 million in 2017) and net impairment losses for €275 million.

(f)
In the profit and loss account, income or expense were recognized as expense within “Finance income (expense)” for €615 million (€1,137 million in 2017), including interest income calculated on the basis of the effective interest rate of  €605 million (€654 million in 2017).

(g)
In the profit and loss account, income or expense were recognized within “Net sales from operations” and “Purchase, services and other” as income for €642 million (expense for €54 million in 2017), and as income within “Other operating income (expense)” for €12 million in 2017.

Disclosures about the offsetting of financial instruments
The table below summarizes the disclosures about the offsetting of financial instruments.
(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
December 31, 2018
Financial assets
Trade and other receivables	15,634	1,533	14,101
Other current assets	3,894	1,636	2,258
Financial liabilities
Trade and other liabilities	18,280	1,533	16,747
Other current liabilities	5,616	1,636	3,980
December 31, 2017
Financial assets
Trade and other receivables	16,636	1,215	15,421
Other current assets	2,852	1,279	1,573
Financial liabilities
Trade and other liabilities	17,963	1,215	16,748
Other current liabilities	2,794	1,279	1,515

The offsetting of financial assets and liabilities related to the offsetting of: (i) assets and liabilities for current financial derivatives for €1,636 million (€1,279 million at December 31, 2017); and (ii) receivables and payables pertaining to the Exploration & Production segment towards state entities for €1,347 million (€1,041 million at December 31, 2017); (iii) trade receivables and trade payables pertaining to Eni Trading & Shipping Inc for €186 million (€174 million at December 31, 2017).
Legal Proceedings
Eni is a party in a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions disclosed in note 20 — Provisions for contingencies and that in some instances it is not possible to make a reliable estimate of contingency losses, Eni believes that the foregoing will likely not have a material adverse effect on the Group Consolidated Financial Statements.
A description of the most significant proceedings currently pending is provided in the following paragraph. Unless otherwise indicated, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.
1. Environment, health and safety
1.1 Criminal proceedings in the matters of environment, health and safety
(i) Syndial SpA (company incorporating EniChem Agricoltura SpA — Agricoltura SpA in liquidation — EniChem Augusta Industriale Srl — Fosfotec Srl) — Proceeding about the industrial site of Crotone. In 2010 a criminal proceeding started before the Public Prosecutor of Crotone relating to allegations of environmental disaster, poisoning of substances used in the food chain and omitted clean-up due to the activity at a landfill site which was taken over by Eni’s subsidiary in 1991 following the divestment of an industrial complex by Montedison (now Edison SpA). The landfill site had been filled with industrial waste from Montedison activities until 1989 and then no additional waste was discharged there. Eni’s subsidiary carried out the clean-up of the landfill in 1999 through 2000. The defendants are certain managers at Eni’s subsidiaries that have owned and managed the landfill since 1991. Independent consultants performed an assessment during the 2014. Once the consultants completed their work, the acts returned to the Public Prosecutor of Crotone for the next step and possible indictment. The proceeding continues with the examination of the dismissal request submitted by the defense. The Municipality of Crotone will act as plaintiff. The Prosecutor of Crotone notified the conclusion of the preliminary investigations. In March 2019, the public prosecutor requested the acquittal of all defendants. In April 2017, the Public Prosecutor of Crotone had started another criminal proceeding concerning the clean-up of the area called “Farina Trappeto”. The Company presented a new clean-up project already deemed approvable by the Ministry of the Environment. Final authorizations for this project are pending. The Company requested to dismiss also this second proceeding.
(ii) Syndial SpA and Versalis SpA — Porto Torres — Prosecuting body: Public Prosecutor of Sassari. In July 2011, the Public Prosecutor of Sassari (Sardinia) resolved that a number of officers and senior managers of companies engaging in petrochemical operations at the site of Porto Torres, including the manager responsible for plant operations of the Company’s subsidiary Syndial, would stand trial due to allegations of environmental damage and poisoning of water and crops. The Province of Sassari, the Municipality of Porto Torres and other entities have been acting as plaintiffs. The Judge for the Preliminary Hearing admitted as plaintiffs the above-mentioned parts, but based on the exceptions issued by Syndial on the lack of connection between the action and the charge, denied that the claimants would act as plaintiff with regard to the serious pathologies related to the existence of poisoning agents in the marine fauna of the industrial port of Porto Torres. In February 2013, the Prosecutor of Sassari notified the conclusion of preliminary investigations and requested a new imputation for negligent behaviour instead of illicit conduct. In the conclusions of the preliminary hearing, the Court of Sassari dismissed the accusation because of the statute of limitations. The Public Prosecutor filed an appeal before the Third Instance Court. After a hearing on a question of constitutional legitimacy concerning the period for the statute of limitations for the crime of disaster, the Third Instance Court recognized its validity and therefore accepted the claim and sent all the acts to the Constitutional Court. The Constitutional Court declared the question unfounded, considering that the statute of limitations for fraudulent hypothesis and the corresponding culpable hypothesis is an expression of a non-unreasonable legislative discretion, assuming that, in relation to certain culpable offenses causing social alarm, the complexity of the necessary investigations justifies a lengthening of the limitation periods. The Third Instance Court returned the documents to the Public Prosecutor of Sassari who proceeded to resubmit the request for indictment. The preliminary hearing is underway.
(iii) Syndial SpA and Versalis SpA — Porto Torres dock. In July 2012, the Judge for the Preliminary Hearing, following a request of the Public Prosecutor of Sassari, requested the performance of a probationary evidence relating to the functioning of the hydraulic barrier of Porto Torres site (ran by Syndial SpA) and its capacity to avoid the dispersion of contamination released by the site in the near portion of sea. Syndial SpA and Versalis SpA have been notified that its chief executive officers and other managers are being investigated. The Public Prosecutor of the Municipality of Sassari requested that the above-mentioned individuals would stand trial. The plaintiffs, the Ministry of Environment and the Sardinia Region, claimed environmental damage in an amount of  €1.5 billion. On the hearing dated July 2016, the Judge pronounced an acquittal sentence for all defendants of Syndial and Versalis with respect to the crimes of environmental disaster. Three Syndial managers were found guilty of environmental disaster which took place in the area in the period limited to August 2010 — January 2011 and condemned to one-year prison, with a suspended sentence. The Judge did not mention any possible malfunctioning of the hydraulic barrier of Porto Torres site or ineffective implementation of any emergency safety measure, as claimed by the Public Prosecutor. Syndial filed an appeal against this decision.
(iv) Syndial SpA — The illegal landfill in Minciaredda area, Porto Torres site. In July 2015, the Judge for the Preliminary Hearing of the Court of Sassari, on request of the Public Prosecutor, seized of the Minciaredda landfill area, near the western border of the Porto Torres site (Minciaredda area). All the indicted have been served a notice of investigation for alleged crimes of carrying out illegal waste disposal and environmental disaster. The seizure provision involved as well Syndial in accordance with the Legislative Degree No. 231/01. With reference to the clean-up activities in the Minciaredda area, on January 27, 2016 the relevant administrative body approved the project for the soil clean-up in the Minciaredda area. Syndial obtained all the necessary ministerial and judicial authorizations to start the remediation project. Following the preliminary investigations, the Public Prosecutor requested a referral to trial. Some environmental associations joined the proceeding as plaintiffs. The proceeding is still pending.
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
(vi) Syndial SpA — Phosphate deposit at Porto Torres site (2). In 2015, the Public Prosecutor at the Court of Sassari seized — as a probative measure — the containment systems for the meteoric waters in the area “Palte Fosfatiche” (phosphates deposit). These waters are being collected by Syndial following authorizations of the Public security officer of Sassari and the Judge for the Preliminary Hearing of the Court of Sassari. The indicted have also been served a notice of investigation for alleged crimes of omitted clean-up and management of radioactive waste. The Public Prosecutor decided to suspend the activities of collection, containment and preservation of the area, in spite that those activities have already been authorized. The request filed for the removal of the phosphates deposit was authorized by the Public Prosecutor in October 2018. The investigations are underway.
(vii) Syndial SpA — Proceeding on the asbestos at the Ravenna site. A criminal proceeding is pending before the Tribunal of Ravenna about the crimes of culpable manslaughter, injuries and environmental disaster, which would have been allegedly committed by former Syndial employees at the site of Ravenna. The site was taken over by Syndial following a number of corporate mergers and acquisitions. The alleged crimes date back to 1991. In the proceeding there are 75 alleged victims. The plaintiffs include relatives of the alleged victims, various local administrations, and other institutional bodies, including local trade unions. The advocacy of Syndial claimed the statute of limitation about the instance of environmental disaster for certain instances of diseases and deaths. The Judge for the Preliminary Hearing at Ravenna decided that all defendants would stand trial and ascertained the statute of limitation only with reference to certain instances of crime of culpable injury. Syndial signed some settlements. In November 2016, the Judge acquitted the defendants for all the contested cases except for one for which ruled a decision of conviction. The defendants, the Prosecutor and the plaintiffs appealed the decision. The proceeding was suspended following the filing of an appeal before the Third Instance Court.
(viii) Raffineria di Gela SpA-Eni Mediterranea Idrocarburi SpA — Alleged environmental disaster. A criminal proceeding is pending in relation to crimes allegedly committed by the managers of the Raffineria di Gela SpA and EniMed SpA relating environmental disaster, unauthorized waste disposal and unauthorized spill of industrial wastewater. The Gela Refinery has been sued for administrative offence in accordance with the Legislative Decree No. 231/01. This criminal proceeding initially regarded soil pollution allegedly caused by spills from 14 tanks of the refinery storage, which had not been provided with double bottoms, and pollution of the sea water near the coastal area adjacent to the site due to the failure of the barrier system implemented as part of the clean-up activities conducted at the site. At the closing of the preliminary investigation, the Public Prosecutor of Gela merged into this proceeding the other investigations related to the pollution occurred at the other sites of the Gela refinery as well as hydrocarbon spills at facilities of EniMed. The proceeding is pending at the preliminary hearings.
(ix) Eni SpA — Proceeding Val d’Agri. On March 2016, the Italian Public Prosecutor’s Office of Potenza started a criminal investigation in order to ascertain the existence of an illegal handling of waste material produced at the Viggiano oil center (COVA), part of the Eni-operated Val d’Agri oil complex. After a two-year investigation, the Prosecutors decided for the domiciliary detention of 5 Eni employees and to put under seizure certain plants functional to the production activity of the Val d’Agri complex which, consequently, was shut down (60 KBOE/d net to Eni). From the commencement of the investigation, Eni has carried out several technical and environmental surveys, with support of independent experts of international reach, who recognized a full compliance of the plant and the industrial process with requirements of the applicable laws, as well as with best available technologies and international best practices. The Company studied certain corrective measures to upgrade plants which, although being not a structural solution, were intended to address the claims made by the public prosecutor about an alleged operation of blending which would have occurred during normal plant functioning. Those measures comprised building a gathering system of inherent liquid associated with the extraction of hydrocarbons at the gas lines. Those corrective measures were favourably reviewed by the Public Prosecutor. The Company restarted the plant through re-injections into the Costa Molina 2 well on August 2016. Simultaneously, a local administrative agency (the Region) requested a new administrative procedure to grant Eni a comprehensive environmental authorization to operate the facilities. In relation to the criminal proceeding, the Public Prosecutor’s Office requested the indictment for all the defendants and the Company. At the preliminary hearing held in April 2017, prosecutor reiterated its request of indictment. The trial started in November 2017 and is in the hearings stage.
(x) Eni SpA — Health investigation related to the COVA center. Beside the criminal proceeding for illegal trafficking of waste, the Public Prosecutor started another investigation in relation to alleged health violations. The Public Prosecutor requested the formal opening of an investigation with respect to nine people in relation to alleged violations of the rules providing for the preparation of a Risk Assessment Document of the working conditions at the Val d’Agri Oil Center (COVA). In March 2017, following the request of the Consultant of the Prosecutor, the Labor Inspectorate of Potenza issued a fine against the employers of the COVA for omitted and incomplete assessment of the chemical risks for the COVA center. In October 2017, following the request of the Consultant of the Prosecutor, the National Mining Office for Hydrocarbons and Geo-resources (UNMIG) requested the transfer to a different task of 25 employees of the COVA center for improper assessment of their suitability to the current tasks expressed by the Eni personnel in charge of assessing the health risk profile of employees. Against this decision, the Company filed a formal objection and the UNMIG repealed the resolution issued. Furthermore, in October 2017, the Prosecutor’s Office changed the crime allegations to disaster, murder and negligent personal injury, also alleging breaches of health and safety regulations. Given the level of risk, in December 2017, Eni filed a request for pre-trial hearing for gathering evidence on the matter that was rejected by the Judge.
(xi) Eni SpA — Proceeding Val d’Agri — Tank spill. On February 2017, the Italian police department of Potenza ascertained a stream of water contaminated by hydrocarbon traces of unknown origin, flowing inside a little shaft located outside the Val d’Agri Oil Center (COVA). The activities carried out by Eni at the COVA aimed at reconstructing the origin of the contamination and have identified the cause in a failure of a tank, while outside of the COVA, following the environmental monitoring implemented, emerged a risk — currently averted — of extension of the contamination in the downstream area of the plant. In executing these activities, Eni performed all the communications provided for by the Legislative Decree 152/06 and started certain emergency safe-keeping operations at the areas subject to contamination outside the COVA. Furthermore, the Company completed the arrangement plan for the internal and external areas of the COVA, whose final report was examined by the relevant authorities. Following this event, a criminal investigation was initiated in order to ascertain the existence of illicit environmental pollution against the former COVA officers, the Operation Managers in charge since 2011 and the HSE Manager in charge at the time of the accident, and also against Eni in relation to the same offense pursuant to the Legislative Decree 231/01 as communicated in December 2018 following the notification of the extension of the terms for preliminary investigations and of some public officials belonging to local administrations for official misconduct, false and fraudulent public statements committed in 2014 and of crime for environmental disaster and of culpable conduct committed in February 2017. Investigations are ongoing. In April 2017, Eni, on its own initiative, suspended the industrial activity at the COVA, anticipating the provisions of the Regional Council Resolution. In July 2017, Eni restarted the plant’s operational activities. The resumption follows the approval from the Basilicata Region confirming the functionality of the plant and the presence of all necessary safety conditions. During the temporary closure, Eni performed all the requirements provided for by the relevant authorities, including the provision of a double bottom to the tank where the spillage occurred. The Company compensated the damage to certain landlords of areas close to the COVA, which were affected by the spillover. Discussions are ongoing with other claimants. In February 2018, Eni contested the reports presented in October and in December 2017 by the Italian Fire Department stating that it does not consider itself obliged to carry out the integration required, considering that the data acquired in the area affected by the event indicate that the loss was promptly and efficiently controlled and there were no situations of serious danger to human health and the environment.
(xii) Raffineria di Gela SpA-Eni Mediterranea Idrocarburi SpA — Waste management of the landfill Camastra. In June 2018, Eni’s subsidiaries Raffineria di Gela SpA and Eni Mediterranea Idrocarburi SpA were notified by the Public Prosecutor of Palermo (Sicily) of a notice of conclusion of preliminary investigations relating allegations of unlawful disposal of industrial waste deriving from the reclaiming activities of soil, which were discharged at a landfill owned by a third party. The Prosecutor charged the alleged crime against the then chief executive officers of the two subsidiaries, whereas the legal entities have been charged with the liability pursuant by Legislative Decree No. 231/01. The alleged wrongdoing related to the willful falsification of the waste certification for purpose of discharging at the landfill.
(xiii) Syndial SpA — Environmental disaster at Ferrandina. In January 2018, the Public Prosecutor of Matera commenced a criminal proceeding against a manager of the Eni subsidiary Syndial based on allegations of unlawful handling of waste and environmental disaster as part of the reclaiming activities performed at an industrial site (Ferrandina/Pisticci in the south of Italy). The charge related to an alleged spillover of effluent in the subsoil and then in a nearby river due to a damaged pipe dedicated to the transportation of effluent to a disposal plant owned by a third party. Following an interrogation of the investigated manager, the prosecutor resolved to request his indictment.
(xiv) Versalis SpA — Preventive seizure at the Priolo Gargallo plant. In February 2019, the Court of Syracuse on request of the public prosecutor ordered the precautionary seizure of the Priolo/Gargallo plant as part of an ongoing investigation about air emissions at the industrial complex. However, the Eni subsidiary has been given permission to continue running the industrial activity at the plant. A preliminary review performed by technical consultants appointed by the public prosecutor, found that the spots of the plant designed to channel and release emissions compliance failed to comply with best available techniques (BAT). The Tribunal measure comprised certain interrelations between BATs and the obtained Environmental Integrated Authorizations, which according to the consultants would not be legitimate because they have been found to be inconsistent with applicable regulations. Few years ago Versalis implemented certain plant upgradings designed to comply with measures requested by the public prosecutor and his consultants. Based on this, management filed an appeal against the measure of precautionary seizure of the plant before a Review Court. On March 26, 2019, the Review Court annulled the decree and ordered the release of seizure of the plant.

(xv) Eni SpA — Fatal accident Ancona offshore platform. On March 5, 2019, a fatal accident occurred at the Barbara F platform in the offshore of Ancona. On the basis of the first investigations, part of the structure on which a crane and the relative control cabin was installed fell into the sea striking a supply vessel and causing injuries to two contract workers and the death of an Eni employee who was inside the control cabin of the crane. The Public Prosecutor of Ancona opened an investigation against unknown persons and ordered further technical appraisals relating the crane.
1.2 Civil and administrative proceedings in the matters of environment, health and safety
(i) Syndial SpA — Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore — Prosecuting body: Ministry for the Environment. In May 2003, the Ministry for the Environment summoned Syndial requesting the compensation of an alleged environmental damage caused by the activity at the Pieve Vergonte plant in the years 1990 through 1996. With a temporarily executive sentence dated July 2008, the District Court of Turin sentenced the subsidiary Syndial SpA to compensate environmental damages amounting to €1,833.5 million, plus legal interests accrued from the filing of the decision. Eni and its subsidiary deemed the amount of the environmental damage to be absolutely groundless as the sentence lacked sufficient elements to support such a material amount of the liability charged with respect to the volume of pollutants ascertained by the Italian Environmental Minister. In July 2009, Syndial filed an appeal against the above-mentioned sentence, and consequently the proceeding continued before a Second Degree Court of Turin that requested a technical appraisal on the matter. The consultants validated the technical appraisal and the other technical assessments that were carried out by the Company together with local and national technical entities. The consultants concluded that: (i) no further measure for environmental restoration is required; (ii) there was no significant and measurable impact on the environment of the ecosystem, therefore no restoration or damage compensation should be claimed. The only impact which could be recorded concerned the fishing activity, with an estimated damage of  €7 million which could be already restored through the measures proposed by Syndial; (iii) the necessity and convenience of dredging should be definitely excluded, both from the legal and scientific point of view, while confirming technical and scientific correctness of the Syndial’s approach based on the monitoring of the process of natural recovery, which is estimated to require 20 years. In March 2017, the Second Degree Court: (i) excluded the application of compensation for monetary equivalent (Article 18 of Law 349/1986); (ii) annulled the monetary compensation of  €1.8 billion requesting Syndial to perform the already approved cleanup project of the polluted areas, which comprise groundwater, as well as compensatory remediation works. The value of these compensatory works required by the Court, in case of Syndial failure or misperformance, is estimated at €9.5 million. The cleanup project filed by Syndial was ratified by local and governmental authorities and is currently being executed. Expenditures expected to be incurred have been provisioned in the environmental provision. Any other claims filed by the Italian Minister for the Environment were rejected (including compensation for non-material damage). In April 2018, the Ministry for the Environment filed an appeal to the Third Instance Court. In accordance with the law, the Company and its managers filed an appeal and a counter-appeal.
(ii) Syndial SpA — Versalis SpA — Eni SpA (R&M) — Augusta harbor. The Italian Ministry for the Environment with various administrative acts required companies that were running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Versalis, Syndial and Eni Refining & Marketing Division. Pollution has been detected in this area primarily due to a high mercury concentration that is allegedly attributed to the industrial activity of the Priolo petrochemical site. The above-mentioned companies contested these administrative actions, objecting in particular the nature of the remediation works decided and the methods whereby information on the pollutants concentration has been gathered. A number of administrative proceedings started on this matter were subsequently merged before the Regional Administrative Court of Catania. In October 2012, the Court ruled in favor of Eni’s subsidiaries against the Ministry prescriptions about the removal of the pollutants and the construction of a physical barrier. In September 2017, the Ministry notified all the companies involved of a formal notice for the start of remediation and environmental restoration of the Augusta harbor within 90 days. The act, contested by the co-owner companies in December 2017, constitutes a formal notice for environmental damage. The Administrative Council of the Sicilian Region ruled on the appeals pending against various sentences of the Regional Administrative Court and essentially confirmed the cancellation of all administrative provisions subject to the dispute. The prescriptive framework for the companies thus becomes clear and definitive. The annulment of the provisions has, inter alia, retroactive effect at the time of their adoption and therefore allows to exclude the risk of claims against any possible breach of administrative provisions.

(iii) Eni SpA — Syndial SpA — Raffineria di Gela SpA — Claim for preventive technical inquiry. In February 2012, Eni’s subsidiaries Raffineria di Gela SpA and Syndial SpA and the parent company Eni SpA (involved in this matter through the operations of the Refining & Marketing Division) were notified of a claim issued by the parents of children born malformed in the Municipality of Gela between 1992 and 2007. The claim for preventive technical inquiry aimed at verifying the relation of causality between the malformation pathologies suffered by the children of the plaintiffs and the environmental pollution caused by the Gela site (pollution deriving from activities conducted at the industrial plant by Raffineria di Gela SpA and Syndial SpA), quantifying the alleged damages suffered and eventually identifying the terms and conditions to settle the claim. In any case, the same issue was the subject of previous criminal proceedings, of which one closed without ascertainment of any illicit behavior on the part of Eni or its subsidiaries, while a further criminal proceeding is still pending. The consultants appointed by the Court and those designated by the plaintiffs performed a technical appraisal on the matter, reaching very different outcomes. Thus, parties failed to reach a settlement of the matter. On December 2015, the three companies involved were sued in relation to a total of 30 cases of compensation for damages in civil proceedings. The proceedings are still pending. n May 2018, the Court issued a first instance judgment concerning one case. The Judge rejected the claim for damages, acknowledging the goodness and reasonableness of the arguments of the defendant companies in relation to the absence of evidences concerning the existence of a causal link between the pathologies and the alleged industrial pollution. The first-degree sentence was appealed before the Court of Caltanissetta.
(iv) Syndial SpA — Environmental claim relating to the Municipality of Cengio. The Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio summoned Syndial before a Civil Court and sentenced Eni’s subsidiary to compensate the environmental damage relating to the site of Cengio. The request for environmental damage amounted to €250 million to which add health damage to be quantified during the proceeding. The plaintiffs accused Syndial of negligence in performing the clean-up and remediation of the site. In February 2013, the Court ruled a technical appraisal to verify the existence of the environmental damage. Following failed attempts to define a settlement agreement on the matter among the parties involved, the Judge resumed the trial and requested an independent appraisal on the matter. A first stage of the trial was filed in September 2018. The proceeding is still at the preliminary stage.
(v) Syndial SpA and Versalis SpA — Summon for alleged environmental damage caused by illegal waste disposal in the municipality of Melilli (Sicily). In May 2014, the Municipality of Melilli summoned Eni’s subsidiaries Syndial and Versalis for the environmental damage allegedly caused by carrying out illegal waste disposal activities and unauthorized landfill. In particular, the plaintiff claimed the responsibilities of Syndial and Versalis for the production of waste and because they commissioned the waste disposal. The plaintiff stated that this illegal handling of waste was part of certain criminal proceedings dating back to 2001 – 2003 which would have allegedly traced the hazardous waste materials back to the Priolo and Gela industrial sites that are managed by the above-mentioned Eni’s subsidiaries (in particular, the waste with high mercury concentration and railway sleepers no longer in use). Such waste was allegedly handled and disposed illegally at an unauthorized landfill owned by a third party (located about 2 kilometers away from the town of Melilli). Two subsidiaries of Eni and a third-party waste company were claimed to be jointly and severally liable of damage amounting to €500 million. The third-party company executed waste disposal at the site. In June 2017, the Judge accepted all the defensive instances of Syndial and Versalis, judging the requests of the Municipality to be inadmissible for lack of locus standi and considering the requests as unfounded or unproved, and sentenced the Municipality to the reimbursement of the expenses of the proceeding. In September 2017, the Municipality appealed the ruling requesting a new investigation and the admission of a technical appraisal, as well as the suspension of the enforcement of the sentence of first instance. The court of appeal rejected the counterclaim filed by the Municipality, which then filed an appeal before a third-degree court to obtain the repeal of the part of the sentence about the expenses of the judgement, where Eni’s subsidiaries are part. Furthermore, the Municipality filed an appeal to overturn the first-degree sentence before another court in Sicily, where the Eni’s subsidiaries are planning to take part.
2. Court inquiries
(i) Eni SpA — Reorganization procedure of Alitalia Linee Aeree Italiane SpA under extraordinary administration. On January 2013, the Italian airline company Alitalia, which was undergoing a reorganization procedure, summoned Eni, Exxon Italia and Kuwait Petroleum Italia SpA before the Court of Rome, to obtain a compensation for alleged damages caused by a presumed anti-competitive behavior on part of the three petroleum companies in the supply of jet fuel in the years 1998 through 2009. The claim was based on a deliberation filed by the Italian Antitrust Authority in June 2006. The antitrust deliberation accused Eni and other five petroleum companies of anti-competitive agreements designed to split the market for jet fuel supplies and blocking the entrance of new players in the years 1998 through 2006. The antitrust findings were substantially endorsed by an administrative court. Alitalia has made a claim against the three petroleum companies jointly and severally presenting two alternative ways to assess the alleged damages. A first assessment of the overall damages amounted to €908 million. This was based on the presumption that the anti-competitive agreements among the defendants would have prevented Alitalia from autonomously purchasing supplies of jet fuel in the years when the existence of the anti-competitive agreements were ascertained by the Italian Antitrust Authority and in subsequent years until Alitalia ceased to operate airline activity. Alitalia asserted the incurrence of higher supply costs of jet fuel of  €777 million excluding interest accrued and other items that add to lower profitability caused by a reduced competitive position in the marketplace estimated at €131 million. Another assessment of the overall damage made by Alitalia stand at €395 million of which €334 million of higher purchase costs for jet fuel and €61 million of lower profitability due to the reduced competitive position on the marketplace. With a decision dated May 2014, the Court of Rome declared the connection with a judgment previously proposed by Alitalia itself before the Court of Milan against other oil companies participating to an alleged cartel agreement. The case was thus summed up by Alitalia before the Court of Milan. In September 2017, the Court of Milan ruled that: (i) the requests of Alitalia for the period 1998 – 2004 were prescribed; (ii) for the period subsequent to June 2006, no further assessment should be carried out, since Alitalia has failed to meet its burden of allegation; (iii) for the period between December 2004 and June 2006, a specific technical appraisal will be carried out. The judgment is pending in the first instance at the preliminary stage awaiting the fulfillment of the technical appraisal. Eni accrued a provision with respect to this proceeding.
(ii) Eni’s arbitration with GasTerra. In 2013, Eni initiated an arbitration against GasTerra, as part of a long-term supply contract signed in 1986, to obtain a revision of the price charged by GasTerra to Eni for the gas supplied in the 2012 – 2015 period. On that occasion, Eni and GasTerra agreed to apply a provisional price, which was lower than the previous price, until the definition of a new contractual price based on an arrangement between parties or an arbitration award. The arbitration award dismissed Eni’s claim for price revision, without however determining a new price applicable in the relevant period. GasTerra considered that, by dismissing Eni’s claim, the award restored the original contract price, based on which GasTerra now claims an additional amount to be paid by Eni which corresponds to the difference between the provisional price and the contractual price. Eni, relying also on the opinion of its external consultants, does not agree with GasTerra’s interpretation and considers GasTerra’s claim groundless. However, GasTerra, based on its own interpretation, commenced an arbitration and obtained from a Dutch court the provisional seizure of Eni’s investment in its subsidiary Eni International BV (which at the time of the seizure i.e. at the reporting date June 30, 2016, stated consolidated net assets of  €34.7 billion) for the alleged receivable due by Eni (equal to €1.01 billion). With respect to the interim seizure measure obtained by GasTerra, Eni offered to GasTerra, who in turn accepted, a bank guarantee of the same amount of the GasTerra claim. This guarantee is expected to remain effective until a final award by the arbitration procedure. The measure, which was granted after a summary review only and without Eni being heard, does not prejudice the outcome on the merits of the claims. The correct interpretation of the arbitration award and the 2012-2015 price revision will be subject to a new arbitration procedure.
3. Proceedings concerning criminal/administrative corporate responsibility
(i) EniPower SpA. In June 2004, the Public Prosecutor of Milan commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately fired. The Court served EniPower (the commissioning entity) and Snamprogetti (now Saipem SpA) (contractor of engineering and procurement services) with notices of investigation in accordance with Legislative Decree No. 231/01 that establishes that the companies are liable for the crimes committed by their employees who acted on behalf of the employer. In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/01. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs. In September 2011, the Court of Milan found that nine persons were guilty for the above-mentioned crimes. In addition, they were sentenced jointly and severally to the payment of all damages to be assessed through a specific proceeding and to the reimbursement of the proceeding expenses incurred by the plaintiffs. The Court also resolved to dismiss all the criminal indictments for 7 employees, representing some companies involved as a result of the statute of limitations, while the trial ended with an acquittal of 15 individuals. In relation to the companies involved in the proceeding, the Court found that 7 companies are liable based on the provisions of Legislative Decree No. 231/01, imposing a fine and the disgorgement of profit. Eni SpA and its subsidiaries, EniPower and Saipem, which took over Snamprogetti, acted as plaintiffs in the proceeding also against the mentioned companies. The Court rejected the position as plaintiffs of the Eni Group companies, reversing the prior decision made by the Court. This decision may have been made based on a pronouncement made by a Supreme Court that stated the illegitimacy of the constitution as plaintiffs against any legal entity, as indicted under the provisions of Legislative Decree No. 231/01. The condemned parties filed appeal against the above-mentioned decision. The Appeal Court issued a ruling that substantially confirmed the first-degree judgment except for the fact that it ascertained the statute of limitation with regard to certain defendants. In 2015, the Supreme Court annulled the judgment of the Second Degree Court ascribing the judgment to another section that, once more, confirmed the sentence of first instance, excepting the rulings of the previous appeal sentence not subject to annulment, including the statute of limitation. The grounds of the sentence have been filed confirming the motivations provided by the previous instance courts. An appeal was filed at the Third Instance Court solely for the purposes of the civil proceeding.
(ii) Algeria. Legal proceedings are pending in Italy and outside Italy in connection with an allegation of corruption relating to the award of certain contracts to Eni’s former subsidiary Saipem in Algeria. In February 2011, Eni received from the Public Prosecutor of Milan an information request pursuant to the Italian Code of Criminal Procedure. The request related to allegations of international corruption and pertained to certain activities performed by Saipem Group companies in Algeria (in particular the contract between Saipem and Sonatrach relating to the construction of the GK3 gas pipeline and the contract between Galsi, Saipem and Technip relating to the engineering of the ground section of a gas pipeline). The crime of international corruption is among the offenses contemplated by the Italian Legislative Decree No.231/01 which provides for corporate liability for crimes committed by employees and prescribes punishments including fines and the disgorgement of profit. Eni also voluntarily provided to the Public Prosecutor documentation relating to the MLE project (in which Eni’s Exploration & Production Division participates), with respect to which investigations in Algeria are ongoing. In November 2012, the Public Prosecutor served Saipem a notice stating that it had commenced an investigation for alleged liability of the company for international corruption in accordance with Legislative Decree No. 231/01. Furthermore, the Public Prosecutor requested the production of certain documents relating to certain activities in Algeria. Subsequently, the Public Prosecutor’s Office notified further measures and requests to Saipem, aimed at acquiring further documentation, in particular relating to certain intermediary contracts and sub-contracts entered into by Saipem in connection with its Algerian business. Several former Saipem employees were also involved in the proceeding, including the former CEO of Saipem, who resigned from the office in December of 2012, and the former Chief Operating Officer of the Business Unit Engineering & Construction of Saipem, the employment of whom was terminated at the beginning of 2013. In February 2013, on mandate from the Public Prosecutor of Milan, the Italian Finance Police visited Eni’s headquarters in Rome and San Donato Milanese and executed searches and seized documents relating to Saipem’s activity in Algeria. On the same occasion, Eni was served a notice that an investigation had commenced in accordance with Legislative Decree No. 231/01 with respect to Eni, Eni’s former CEO, Eni’s former CFO and another senior manager. Eni’s former CFO had previously served as Saipem’s CFO, including during the period in which alleged corruption took place and before being appointed as CFO of Eni on August 1, 2008. Following receipt of this notice, Eni conducted an internal investigation with the assistance of external consultants, in addition to the review activities performed by its audit and internal control departments and a team dedicated to the Algerian matters. During 2013, the external consultants reached the following results: (i) the review of the documents seized by the Milan prosecutors and the examination of internal records held by Eni’s global procurement department did not find any evidence that Eni entered into intermediary or any other contractual arrangements with the third parties involved in the prosecutors’ investigation; the brokerage contracts that were identified, were signed by Saipem or its subsidiaries or predecessor companies; and (ii) the internal review made on the MLE project, the only project that Eni understands to be under the prosecutors’ investigation where the client is an Eni Group company did not find evidence that any Eni employee engaged in wrongdoing in connection with the award to Saipem of two main contracts to execute the project (EPC and Drilling). Furthermore, in 2014, with the assistance of external consultants, Eni completed a review of the extent of its operating control over Saipem with regard to both legal, accounting and administrative issues. The findings of that review confirmed the autonomy of Saipem from the parent company during the relevant periods. The findings of

Eni’s internal review have been provided to the Judicial Authority in order to reaffirm Eni’s willingness to fully cooperate. In January 2015, the Public Prosecutor notified the conclusion of preliminary investigations relating to Eni, Saipem and eight persons (including, the former CEO and CFO of Eni and the Chief Upstream Officer of Eni who was responsible for Eni Exploration & Production activities in North Africa at the time of the events under investigation). The Public Prosecutor issued a notice of alleged international corruption against all such persons (including Eni and Saipem on the basis of the provisions of Legislative Decree No. 231/01) in connection with the entry into intermediary contracts by Saipem in Algeria. Furthermore, some of the defendants (including the former CEO and CFO of Eni and the Chief Upstream Officer of Eni) were accused of tax offenses for alleged fraudulent misrepresentation in relation to the accounting treatment of these contracts for the fiscal years 2009 and 2010. After receiving (i) the evidence collected in connection with the Public Prosecutor’s request to take testimony of two individuals under investigation in late 2014, and (ii) the minutes of the preliminary hearing and the documents filed in connection with the conclusion of the preliminary investigation, Eni requested that its consultants perform additional analysis and investigation. As a result, Eni’s consultants reaffirmed their conclusions previously reported to the Company. In February 2015, the Public Prosecutor requested the indictment of all the investigated persons for international corruption as well as the tax offenses mentioned above. In 2015, the Judge for the Preliminary Hearing of the Court of Milan dismissed the case and granted an acquittal in favor of Eni, former Chief Executive Officer and Chief Upstream Officer for all the alleged offenses. In February 2016, the Court of Third Instance, upholding an appeal presented by the Public Prosecutor, reversed the dismissal, annulled the verdict, and remanded the proceedings to another Judge for the Preliminary Hearing in the Court of Milan. As a result of the new preliminary hearing in July 2016, the Judge ordered the trial for all defendants, including Eni. Trial began in February 2017. At a hearing in February 26, 2018, the Public Prosecutor, concluding his indictment, requested – among other things – the imposition on Eni of a pecuniary sanction. In September 2018, the Court of Milan rejected in part the charges of the Public Prosecutor and issued an acquittal verdict for Eni, for the former CEO and for the Company’s Chief Upstream Officer in relation to all charges. The former CFO of Eni was also acquitted of charges relating to Eni's involvement in the MLE Project. The other defendants in the case, including Saipem, were also convicted of international corruption. In December 2018 the court filed a written opinion setting forth the basis for its rulings. The Public Prosecutor and the parties who were convicted in the first trial have appealed under the terms of the law. A hearing on those appeals is pending.
At the end of 2012, Eni contacted the U.S. Department of Justice (DoJ) and the U.S. SEC in order to voluntarily inform them about this matter, and has kept them informed about the developments in the Italian prosecutors’ investigations. Following Eni’s notification in 2012, both the U.S. SEC and the DoJ started their own investigations regarding this matter. Eni has furnished various information and documents, including the findings of its internal reviews, in response to formal and informal requests.
(iii) Block OPL 245 — Nigeria. In July 2014, the Public Prosecutor of Milan served Eni with a notice of investigation relating to potential liability on the part of Eni arising from alleged international corruption, pursuant to Italian Legislative Decree No. 231/2001 whereby companies are liable for the crimes committed by their employees when performing their tasks. As part of the investigation, Eni was also subpoenaed for documents and other evidence. According to the subpoena, the proceeding was commenced following a claim filed by NGO ReCommon relating to alleged corruptive practices that according to the Public Prosecutor allegedly involved the Resolution Agreement made on April 29, 2011 relating to the Oil Prospecting License of the offshore oilfield that was discovered in Block 245 in Nigeria (“OPL 245”). Eni fully cooperated with the Public Prosecutor and promptly filed the requested documentation. Furthermore, Eni voluntarily reported the matter to the U.S. Department of Justice and the U.S. SEC. In July 2014, Eni’s Board of Statutory Auditors jointly with the Eni Watch Structure resolved to engage an independent, US-based law firm, expert in anticorruption, to conduct a forensic, independent review of the matter, upon informing the Judicial Authorities. After reviewing the matter, the US lawyers concluded in summary that they detected no evidence of wrongdoing by Eni side in relation to the 2011 transaction with the Nigerian government for the acquisition of the OPL 245 license. The outcome of this review was transmitted to the Judicial Authorities. In September 2014, the Public Prosecutor notified Eni of a restraining order issued by a British judge who ordered the seizure of a bank account not pertaining to Eni domiciled at a British bank following a request from the Public Prosecutor. During a hearing before a court in London in September 2014, Eni and its current executive officers stated their non-involvement in the matter regarding the seized bank account. Following the hearing, the Court reaffirmed the seizure. In December 2016, the Public Prosecutor of Milan notified Eni of the conclusion of the preliminary investigation and requested the indictment of Eni’s CEO, the Chief Development, Operations and Technological Officer and the Executive Vice President for international negotiations, as well as Eni’s former CEO and Eni based on Italian law 231/2001 on corporate entity responsibility. Upon the notification to Eni of the conclusion of the preliminary investigation by the Public Prosecutor, the independent US-based law firm was requested to assess whether the new documentation made available from Italian prosecutors could modify the conclusions of the prior review. The U.S. law firm was also provided with the documentation filed in the Nigerian proceeding mentioned below. The independent U.S. law firm concluded that the reappraisal of the matter in light of the new documentations available did not alter the outcome of the prior review. In December 2017, the Judge for preliminary investigation ordered the indictment of all the parties mentioned above, and other parties under investigation by the Public Prosecutor, before the Court of Milan. During the first trial hearing in March 2018, the the Federal Republic of Nigeria requested permission to join the case as a civil party. Several NGOs, which had made the same request before the Judge of the Preliminary Hearing and been denied, also asked to join as civil parties. At a hearing in May 2018, a Non-Governmental Organization, Asso Consum, also requested to be recognized as a civil claimant in the proceeding. At the subsequent hearing in June 2018, counsel for the Federal Government of Nigeria (“FGN”) reiterated the request for the admission as civil claimants in the proceedings of all the parties that sought leave to join the action as civil claimants in March 2018. At the same time, the attorney requested that Eni and Shell be recognized as defendants with respect to those parties' civil claims. Furthermore, a shareholder of Eni asked to be recognized as a civil claimant. At the hearing of July 20, 2018, the Judge (i) granted the FGN's request to join the proceeding as a civil claimant and (ii) rejected that request with respect to the NGOs, Asso Consum and the shareholder of Eni. Therefore, the FGN is the only civil party admitted by the Court. The first instance trial of the Milan Prosecutor's OPL 245 charges began before the Court of Milan on June 20, 2018 and is currently ongoing.
In a separate criminal proceeding, two defendants, neither of whom is a current or former employee of the Company, chose to have their liability determined by the Judge for the Preliminary Hearing on the basis of the evidence presented by the Milan Prosecutor at the preliminary hearing. In September 2018, the Judge convicted these defendants and sentenced them both to four-year detention terms and the disgorgement of profits amounting to approximately €100 million. In December 2018, the Judge for the Preliminary Hearing filed a written opinion setting forth the basis for these rulings. The defendants filed an appeal against this sentence.
In January 2017, Eni’s subsidiary Nigerian Agip Exploration Ltd (“NAE”) became aware of an Interim Order of Attachment (“Order”) issued by the Nigerian Federal High Court upon request from the Nigerian Economic and Financial Crimes Commission (EFCC), attaching OPL 245 temporarily pending a proceeding in Nigeria relating to alleged corruption and money laundering. After making this application, Eni became aware of a formal filing of charges by the EFCC against NAE and other parties. In March 2017, the Nigerian Court revoked the Order. To NAE’s knowledge EFCC charges have not been dropped but none of the defendants were served nor arraigned. Eni has provided a copy of the Order and the attached documents, including the charges filed by the EFCC, to the US-based law firm engaged to review the OPL 245 transaction, who upon review of such documents, did not modify their conclusion that they did not detect evidence of wrongdoing by Eni in relation to the acquisition of the OPL 245 from the Nigerian government. In November 2018, Eni SpA and its subsidiaries NAE, NAOC and AENR (as well as some companies of the Shell Group) were notified of the intention of the FGN to bring a civil claim before an English court to obtain compensation for damages allegedly deriving from the transaction that resulted in assignment of the OPL 245 to NAE and Shell subsidiary SNEPCO (Shell subsidiary). Subsequently, Eni obtained a copy of the documentation reflecting the commencement of the case, but neither Eni nor other companies of the Group received any notification regarding this proceeding.
(iv) Congo. In March 2017, the Italian Finance Police served on Eni an information request pursuant to the Italian Code of Criminal Procedure in connection with an investigative file opened by the Public Prosecutor of Milan against unknown persons. The request related in particular to the agreements signed by Eni Congo SA with the Ministry of Hydrocarbons of the Republic of Congo in 2013, 2014 and 2015 in relation to exploration, development and production activities concerning certain permits held by Eni Congo SA for Congolese projects and Eni’s relationships with Congolese companies that hold stakes in those projects. In July 2017, the Italian Financial Police, on behalf of the Public Prosecutor of Milan, served Eni with another information request and a notice of investigation pursuant to Italian Legislative Decree No. 231/01 for alleged international corruption. The request expressly stated that it was based in part on the March 2017 information request and concerned the relationship of Eni and its subsidiaries with certain third-party companies from 2012 to the present. Eni produced all of the documentation requested in March and July 2017 and voluntarily disclosed this matter to the relevant US authorities (SEC and DoJ).

On January 26, 2018, the Public Prosecutor’s Office requested a six-months extension of the deadline for conducting its preliminary investigation into this matter, from January 31, 2018 until July 30, 2018. Subsequently in July 2018, the Public Prosecutor requested a second extension until February 28, 2019. In April 2018, the Public Prosecutor of Milan served on Eni SpA a further request for documentation and notified an Eni employee, who was the then Chief Development, Operation & Technology Officer, of a search order stating that he and another Eni’s employee had been placed resulted under investigation. In October 2018, Public Prosecutor ordered the seizure of an e-mail account of another Eni manager, who was formerly the general director of Eni in Congo during the period 2010 – 2013.
In December 2018, the Public Prosecutor of Milan issued a request to the Company for documents pursuant to article 248 of the Code of Criminal Procedure, concerning some economic transactions between Eni Group companies and certain companies. In February 2019, Eni received an informative note that the preliminary investigations would extend until October 2019.
In April 2018, the Board of Statutory Auditors, the Watch Structure and the Control and Risk Committee of Eni jointly appointed an independent law firm and a professional consulting company, knowledgeable in the matter of anti-corruption, to carry out a forensic review of facts relating to Eni's work in Congo. Based on the preliminary results of such review, that is still on-going, there were no factual evidences about the involvement of Eni, nor of any Eni’s employees and key managers in the alleged crimes. On June 4, 2018, the Italian market regulator, Consob, requested information about the above mentioned proceeding from Eni and its Board of Statutory Auditors. Specifically, Eni was asked to provide information about the Congo investigations and the action implemented by the Company and any eventual outcome, including specific audit activities performed by the Company’s staff and any task assigned to external parties to review the ongoing investigations. The Company was also asked to transmit supporting evidence and documentation. The Eni Board of Statutory Auditors was asked to report about the monitoring activity performed on the investigations. The Company and its Board of Statutory Auditors answered these requests for information on June 11 and 13, 2018, respectively.
4. Other proceedings concerning criminal matters
(i) Eni SpA (R&M) — Criminal proceedings on fuel excise tax. A criminal proceeding is currently pending, relating to alleged evasion of excise taxes in the context of the retail sales in the fuel market. In particular, the claim states that the quantity of oil products marketed by Eni was larger than the quantity subjected to the excise tax. This proceeding (no. 7320/2014 RGNR) concerns the reunification before the court of three distinct investigations: (i) a first proceeding, opened by the Public Prosecutor’s Office of Frosinone involved a company (Turrizziani Petroli) purchaser of Eni’s fuel. This investigation was subsequently extended to Eni. The Company fully cooperated and provided all data and information concerning the excise tax obligations for the quantities of fuel coming from the storage sites of Gaeta, Naples and Livorno. Eni collaborated fully, providing all the required documentation. Such proceeding referred to quantities of oil products sold by Eni, allegedly larger than the quantity subjected to the excise tax. After the end of the investigation, the financial police of Frosinone, along with the local Customs Agency, in November 2013 issued a claim related to the missing payment of excise taxes in the 2007 – 2012 period for €1.55 million. In May 2014, the Customs Agency of Rome issued a payment notice relating to the abovementioned claim that was filed by the financial police and Customs Agency of Frosinone. The Company appealed to the Tributary Commission. In March 2018, the Commission filed the ruling of the sentence which accepted Eni’s appeal against the claim of the Custom Agency and required the latter to refund the proceeding expenses; (ii) a second proceeding concerning a line of investigation of the Public Prosecutor’s Office of Prato, commenced in regard to the deposit of Calenzano and relates to subtraction of fuel through manipulation of the fuel dispensers, subsequently extended also to the Refinery of Stagno (Livorno); (iii) a third proceeding, opened by the Public Prosecutor’s Office of Rome, regarded alleged missing payment of excise tax on the surplus of the unloading products, as the quantity of such products was larger than the quantity reported in the supporting fiscal documents. This proceeding represents a development of the first proceeding mentioned above, and substantially concerns similar facts presenting, however, some differences with regard to the nature of the alleged crimes and the responsibility subjected to verification. The second and the third proceeding were merged in the proceeding commenced by Public Prosecutor’s Office of Rome. In fact, the Public Prosecutor’s Office of Rome has alleged the existence of a criminal conspiracy aimed at habitual subtraction of oil products at all of the 22 storage sites which are operated by Eni over the national territory. Eni is cooperating with the Prosecutor in order to defend the correctness of its operation. On September 2014, a search was conducted at the office of the former chief of the R&M Division in Rome. The motivations of the search are the same as the above-mentioned proceeding as the ongoing investigations also relates to a period of time when the officer was in charge at Eni’s R&M Division. On March 2015, the Prosecutor of Rome ordered a search at all the storage sites of Eni’s network in Italy as part of the same proceeding. The search was intended to verify the existence of fraudulent practices aimed at tampering with measuring systems functional to the tax compliance of excise duties in relation to fuel handling at the storage sites. In September 2015, the Public Prosecutor of Rome requested a one-off technical appraisal aimed to verify the compliance of the software installed at certain metric heads previously seized with those lodged by the manufacturer at the Ministry of Economic Development. The technical appraisal verified the compliance of the software tested. The proceeding was then extended to a large number of employees and former employees of the company. In November 2017, the Court of Rome, following the request of the Public Prosecutor, ordered a preventive seizure of the oil products meters at Eni’s refineries and depots in Italy. The Company, considering the consequences connected to a complete shutdown of the refining and fueling activities, requested the Public Prosecutor to minimize, as much as possible, the impact on customers, companies and service stations. The preventive seizure was revoked, due to the commitments undertaken by the Company which is a third party not subject to investigation. Eni continues to provide full cooperation to the authorities. In December 2017, technical consultants were designated by Eni to verify the integrity of the sites. The results will be provided to the judicial authorities. In March 2018, the Public Prosecutor of Rome notified the conclusion of the preliminary investigations in relation to the criminal proceeding no. 7320/2014 concerning the Calenzano, Livorno, Sannazzaro, Pomezia, Naples, Gaeta and Ortona sites. Based on the outcome of the investigations, as far as Eni is concerned, the proceeding involves former managers and directors of the refineries indicated above concerning alleged aggravated and continuous non-payment of excise duties, alteration and removal of seals, use and possession of false measures and weights. In addition for Calenzano, three employees and their manager of the storage site were indicted on charges alleged procedural fraud. The attorneys of the defendants delivered documentations and requested the public prosecutor to dismiss the case.
In September 2018, Eni received, as offended party, the notification of the schedule of hearing issued by the Court of Rome, in relation to criminal association and other minor claims, against numerous persons under investigation — including over forty Eni employees — subject of a separated proceeding (No. 22066/17 RGNR), for which, in May 2017, the Public Prosecutor’s Office had requested the filing. At the end of the hearing in December 2018, the Judge accepted the request for dismissal for several persons under investigation, including thirteen Eni’s employees, while he rejected the request, requiring the Public Prosecutor to pronounce the charge in terms and forms of law for twenty-eight Eni employees (including the former managers of the R&M Division) for criminal association. In October 2018, as regards the main criminal proceeding, the Public Prosecutor notified the date for the preliminary hearing and the related request for indictment.
In April 2018 as part of the administrative proceeding intended to collect taxes allegedly not paid by Eni, the tax police of Rome based on the findings of the investigations performed by the prosecutors of Frosinone, Prato and Rome issued a statement of objection against the Company claiming the missed payment of excise taxes due for the years 2008 up to 2017 for €34 million, as well as the related higher corporate profits before income taxes leading to the claim of additional taxes for €22 million related to income taxes and VAT. The Custom Agency that is in charge of issuing the notice of payment may also impose a fine and the recognition of interest expense. A part of the litigation, for which omitted payment is disputed, relates to the same transactions successfully challenged by the Company against the Tax Commission of Rome. The Company will appeal at the appropriate forum. Eni accrued a provision with respect to this proceeding.
(ii) Eni SpA — Public Prosecutor of Milan — Criminal proceeding no. 12333/2017. In February 2018, Eni was notified of a search and seizure decree in relation to allegations of associative crime aimed at slander and at reporting false information to a Public Prosecutor. In the decree, the Prosecutor of Milan included, among the other persons under investigation, the former Chief Legal and Regulatory Affairs Officer of Eni, currently the Chief Gas & LNG Marketing and Power Officer of the Company. Eni is not under investigation. According to the decree, the association would be allegedly aimed at interfering with the judicial activity in certain criminal proceedings that are involving, among others, Eni and some of its directors and managers. Afterwards, the Control and Risks Committee, having consulted the Board of Statutory Auditors, and together with the Watch Structure, agreed to engage an auditing firm to perform an internal audit of all relevant facts and circumstances and all records and documentation on the matter with respect to the events of the aforementioned proceeding, including a forensic review. The final report, submitted to the Control and Risk Committee, the Watch Structure and the Board of Statutory Auditors on September 12, 2018, concluded that following the review carried out with respect to the allegations made by the Public Prosecutor of Milan, there would be no sufficient factual evidence about the involvement of the former Chief Legal manager and Regulatory Affairs manager of Eni in the alleged crimes.
In April 2018, the Board of Directors appointed two external consultants, a criminal lawyer and a civil lawyer to provide independent legal advice in relation to the facts under investigation. The outcomes illustrated in two reports, dated November 22, 2018 and February 14, 2019, did not highlight circumstances in fact suitable any involvement of any Eni's employees in the crimes alleged by the Public Prosecutor. Both reports were presented to the Board of Directors, to the Board of Statutory Auditors and to the Watch Structure of Eni.
On June 4, 2018, Consob, the Italian market regulator, requested to be informed about the above mentioned proceeding. The request was addressed to the Company and to its Board of Statutory Auditors. Specifically, Consob asked for the outcome of the forensic review and to be updated about any other audit action taken in relation to the matter by the Company and by its board of Statutory Auditors. The Board of Statutory Auditors was also requested to report about the findings of the additional audit program agreed with the external auditor regarding the matter and to keep Consob updated about any further initiative adopted. The Company and its Board of Statutory Auditors answered the request of information on June 11 and June 13, 2018, respectively. Subsequently, the Company finalized its response by sending further documentation including the final report of the audit firm and the reports of the consultants of the Board of Directors. The Board of Statutory Auditors has periodically updated Consob of the initiatives taken as part of the Board’s monitoring responsibilities with communications transmitted on September 21, December 3 and 20, 2018 and on February 19, 2019.
On June 13 2018, Eni was notified of a request from the Prosecutor Office to transmitting certain documentation in accordance with the Italian penal code. The request targeted evidence and documents relating to the internal audit performed by the Company and any possible external review concerning certain tasks that were assigned to an external lawyer with respect to Eni. This lawyer appears to be investigated as part of this proceeding. The reports of the consultants of the Board of Directors and of the independent third party were sent to the Judicial Authority.
(iii) Eni SpA — Public Prosecutor of Milan — Insider trading. In March 2019, a request for extending certain investigations was notified to Eni’s Chief Upstream Officer by the public prosecutor office of Milan. The commencement of those investigation was otherwise not notified. The investigations related to an alleged breach of Italian provisions that regulate insider trading and access to market-sensitive information. The breach was allegedly made from November 1 to December 1, 2016. There were no more informative details about the alleged breach in the notified document.
5. Settled Proceedings
(i) Syndial SpA — Clorosoda. The proceeding, involving 17 former managers of the Eni Group, regards alleged crimes of culpable manslaughter and grievous bodily harm related to the death of 12 former employees and alleged work-related diseases that those persons may have contracted at the plant of Clorosoda. Alleged crimes relate to the period from 1969, when the Clorosoda plant commenced operations, until 1998 when the plant was shut down and clean-up activities were performed. The Public Prosecutor requested a medical appraisal on over 100 people, who had been employed at the plant. This appraisal was performed by independent consultants designated by the Judge for preliminary investigation and did not find any evidence that the various diseases identified from the medical appraisal could be directly linked to the exposure to emissions related to the production of chlorine and caustic soda. The consultants also found that production activities were in compliance with applicable laws and regulations on health and safety. Following the outcome of the assessment, the Public Prosecutor of Gela issued a notice of conclusion of preliminary investigations in relation to 4 cases, contesting personal injuries and claimed the indictment only in one case concerning a worker who died in the meantime. Therefore, compared to the initial claim that concerned several (more than one hundred) cases of personal injury and manslaughter, the proceeding was narrowed. In June 2017, the Judge issued a ruling of nonsuit because the case was judged groundless. The Public Prosecutor appealed the first-degree sentence. In September 2018, the Second Instance Court in its final decision did not accept the appeal presented by the Public Prosecutor. Also for the proceeding concerning the four cases that are part of a separate proceeding, the Judge issued a ruling of nonsuit, which became irrevocable in February 2018.
(ii) Eni SpA-Raffineria di Gela SpA-Eni Mediterranea Idrocarburi SpA- Syndial SpA. In December 2015, 273 Gela residents filed an appeal to the Court of Gela requesting to halt all the production activities conducted by Eni’s subsidiaries at Gela site in order to put an end to alleged environmental pollution affecting the health of the local population. The claimants also requested the appointment of commissioners in charge of carrying out the plant shutdown and of continuing implementing of clean-up activities in the area. They also requested the Court to order the Municipality of Gela — as a competent body in the field of health protection — to adopt certain provisions aimed to preserve the health of the local population. This proceeding arose in connection with alleged environmental damage caused by the industrial activities of the site and consequent necessity to protect the population from serious harm to the health. The initiative was carried out by certain technical assessments performed by consultants appointed by the Court in the preliminary stage. The aim of these assessments was to establish cause-and-effect relationships between the industrial contamination and congenital anomalies reported in the town of Gela. Following the outcome of the investigation, in December 2017 the Court of Gela rejected all the claims of the plaintiffs and ordered them to pay the expenses of the proceeding. The plaintiffs appealed the decision. In September 2018, the Court rejected the appeal presented by the appellants, confirming the order issued by the First Instance Court. The precautionary procedure promoted is therefore definitively concluded.
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
Emission trading
From 2013, the third phase of the European Union Emissions Trading Scheme (EU-ETS) came in force. The new phase marked a significant change in the method of awarding emission allowance from a no-consideration scheme based on historical emissions to allocation through auctioning. For the period 2013 – 2020, the award of free emission allowances is performed based on European benchmarks specific to each industrial segment, except for the thermoelectric sector that is not eligible for allocations for no consideration. This regulatory scheme implies for Eni’s plants subjected to emission trading a lower assignment of emission permits respect to the emissions recorded in the relevant year and, consequently, the necessity of covering the amounts in excess by purchasing the relevant emission allowances on the open market. In 2018, the emissions of carbon dioxide from Eni’s plants were higher than the free allowances assigned to Eni. Against emissions of carbon dioxide amounting to approximately 19.93 million tonnes, Eni was awarded free emission allowances of 7.25 million tonnes, determining a deficit of 12.68 million tonnes. This deficit was entirely covered through the purchase of emission allowances in the open market.
28 Revenues
Net sales from operations

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Total
2018
Revenues from customers	9,943	43,109	22,594	176	75,822
Products sales and service revenues
Sales of crude oil	3,982	18,471			22,453
Sales of oil products	1,133	4,053	17,213		22,399
Sales of natural gas and LNG	4,554	15,088			19,642
Sales of chemical products		762	4,777	35	5,574
Sales of other products	27	2,363	20	11	2,421
Services	247	2,372	584	130	3,333
Total	9,943	43,109	22,594	176	75,822
Transfer of goods and/or services
Goods/Services transferred in a specific moment	9,676	42,979	22,535	106	75,296
Goods/Services transferred over a period of time	267	130	59	70	526

(€ million)	2018
Revenues associated with liabilities from customer contracts at the beginning of the period	342
Revenues associated with performance obligations totally or partially satisfied in previous years	11

Net sales from operations by industry segment and geographical area of destination are disclosed in note 35 — Segment information and information by geographical area.
Net sales from operations with related parties are disclosed in note 36 — Transactions with related parties.

Other income and revenues

(€ million)	2018	2017	2016
Gains from sale of assets and businesses	454	3,288	14
Other proceeds	662	770	917
	1,116	4,058	931

Gains from the sale of assets and businesses related to the divestment of a 10% stake in the Zohr project for €428 million. In 2017 the amount related to the divestment of a 25% stake in natural gas-rich Area 4 offshore Mozambique (€1,985 million) and of a 40% stake in the Zohr project (€1,281 million).
Other income and revenues with related parties are disclosed in note 36 — Transactions with related parties.
29 Costs
Purchase, services and other

(€ million)	2018	2017	2016
Production costs - raw, ancillary and consumable materials and goods	41,125	35,907	27,783
Production costs - services	10,625	12,228	12,727
Operating leases and other	1,820	1,684	1,672
Net provisions for contingencies	1,120	886	505
Expenses for price variation on overliftling and underlifting operations		145	240
Other expenses	1,130	931	666
	55,820	51,781	43,593
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(192)	(224)	(297)
- capitalized direct costs associated with self-constructed assets - intangible assets	(6)	(9)	(18)
	55,622	51,548	43,278

Purchase, services and other charges include costs of geological and geophysical studies for €287 million (€273 million and €204 million in 2017 and 2016, respectively) and operating leases for €872 million (€1,022 million and €566 million in 2017 and 2016, respectively).
Costs incurred in connection with research and development activities expensed through profit and loss, as they did not meet the requirements to be recognized as long-lived assets, amounted to €197 million (€185 million and €161 million in 2017 and 2016, respectively).
Royalties on the extraction of hydrocarbons amounted to €1,043 million (€674 million and €572 million in 2017 and 2016, respectively).
Future minimum lease payments expected to be paid under non-cancelable operating leases are provided below:

(€ million)	2018	2017	2016
To be paid:
- within 1 year	776	883	593
- between 2 and 5 years	1,653	1,710	1,040
- beyond 5 years	1,524	1,939	785
	3,953	4,532	2,418

Operating leases primarily comprised long-term rentals of FPSO vessels, offshore drilling rigs, time charter and land, service stations and office buildings. Such leases may not include renewal options. There are no significant restrictions provided by these operating leases that may limit the ability of Eni to pay dividends, use assets or take on new borrowing.
Additions to provisions for contingencies net of reversal of unused provisions related to net addition for litigations amounting to €101 million (net provisions of  €375 million and €55 million in 2017 and 2016, respectively) and net additions for environmental liabilities amounting to €266 million (net provisions of €200 million and €198 million in 2017 and 2016, respectively). More information is provided in note 20 — Provisions for contingencies. Net provisions for contingencies by segment are disclosed in note 35 — Segment information and information by geographical area.
Payroll and related costs

(€ million)	2018	2017	2016
Wages and salaries	2,409	2,447	2,491
Social security contributions	448	441	445
Cost related to employee benefit plans	220	113	81
Other costs	170	162	202
	3,247	3,163	3,219
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(142)	(202)	(215)
- capitalized direct costs associated with self-constructed assets - intangible assets	(12)	(10)	(10)
	3,093	2,951	2,994

Other costs comprised provisions for redundancy incentives of  €37 million (€18 million and €47 million in 2017 and 2016, respectively) and costs for defined contribution plans of  €95 million (€90 million and €83 million in 2017 and 2016, respectively).
Cost related to employee benefit plans are described in note 21 — Provisions for employee benefits.
Costs with related parties are disclosed in note 36 — Transactions with related parties.
Average number of employees
The Group average number and breakdown of employees by category is reported below:

(number)	2018		2017		2016
	Subsidiaries	Joint operations	Subsidiaries	Joint operations	Subsidiaries	Joint operations
Senior managers	999	17	995	17	1,018	18
Junior managers	9,095	84	9,089	98	9,160	109
Employees	16,220	361	16,721	371	17,180	384
Workers	5,259	283	5,659	285	5,703	294
	31,573	745	32,464	771	33,061	805

The average number of employees was calculated as the average between the number of employees at the beginning and the end of the period. The average number of senior managers included managers employed in foreign countries, whose position is comparable to a senior manager’s status.
Long-term monetary incentive plan for the managers of Eni
On April 13, 2017, the Shareholders Meeting approved the Long-Term Monetary Incentive Plan 2017 – 2019 and empowered the Board of Directors to execute the Plan by authorizing it to dispose up to a maximum of 11 million of treasury shares in service of the Plan.

The Long-Term Monetary Incentive Plan 2017 – 2019 provides for three annual awards for the years 2017, 2018 and 2019 and is intended for the Chief Executive Officer of Eni and for the managers of Eni and its subsidiaries who qualify as “senior managers deemed critical for the business”, selected among those who are in charge of tasks directly linked to the Group results or of strategic interest to the business. The Plan provides the granting of Eni shares for no consideration to eligible managers after a three-year vesting period under the condition that they would remain in service until vesting. Considering that this incentive falls within the category of employee compensation, in accordance with IFRS, the cost of the plan is determined based on the fair value of the financial instruments awarded to the beneficiaries and the number of shares that will be granted at the end of the vesting period; the cost is accruing along the vesting period.
The number of shares that will be granted at the end of the vesting period is conditioned on a 50-50 basis to actual results of two performance parameters against preset targets: (i) a market condition in terms of Total Shareholder Return (TSR) of the Eni share compared to the TSR of the FTSE Mib index of the Italian Stock Exchange Market, and to a group of Eni’s competitors (“Peers Group”)28 and the TSR of their corresponding stock exchange market29; (ii) growth in the Net Present Value (NPV) of proved reserves benchmarked against the Peer Group.
Depending on the performance of the parameters mentioned above, the number of shares that will vest after three years may range between 0% and 180% of the initial award. Furthermore, 50% of the shares that will eventually vest is subject to a lock-up clause of one year after the vesting date.
At the grant date, the number of shares awarded was 1,517,975 and 1,719,061 respectively in 2018 and in 2017; the weighted average fair value of the shares at the same date was €11.73 and €7.99 per share.
The determination of the fair value was calculated by adopting specific valuation techniques regarding the different performance parameters provided by the plan (the stochastic method for the market condition of the plan and the Black-Scholes model for the component related to the NPV of the reserves), taking into account the fair value of the Eni share at the grant date (€14.246 per share in 2018; €13.81 per share in 2017), reduced by dividends expected along the vesting period (5.8% of the share price at vesting date), the volatility of the stock (20% for attribution 2018; 25% for attribution 2017), the forecasts for the performance parameters, as well as the lower value attributable to the shares considering the lock-up period at the end of the vesting period.
In 2018, the costs related to the long-term monetary incentive plan 2017 – 2019, recognized as a component of the payroll cost, amounted to €5.1 million (€0.4 million in 2017) with a contra-entry to equity reserves.
Compensation of key management personnel
Compensation (including contributions and ancillary costs) of personnel holding key positions in planning, directing and controlling the Eni Group subsidiaries, including executive and non-executive officers, general managers and managers with strategic responsibilities in service during the year consisted of the following:

(€ million)	2018	2017	2016
Wages and salaries	27	25	26
Post-employment benefits	2	2	2
Other long-term benefits	10	9	12
Indemnities upon termination of employment		7	4
	39	43	44

Compensation of Directors and Statutory Auditors
Compensation of Directors amounted to €9.6 million, €14.5 million and €7.1 million for 2018, 2017 and 2016, respectively. Compensation of Statutory Auditors amounted to €0.604 million, €0.760 million and €0.738 million in 2018, 2017 and 2016, respectively.

28
The group consists of the following oil companies: Anadarko, Apache, BP, Chevron, ConocoPhillips, ExxonMobil, Marathon Oil, Royal Dutch Shell, Statoil and Total.

29
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
30 Finance income (expense)

(€ million)	2018	2017	2016
Finance income (expense)
Finance income	3,967	3,924	5,850
Finance expense	(4,663)	(5,886)	(6,232)
Net finance income (expense) from financial assets held for trading	32	(111)	(21)
Income (expense) from derivative financial instruments	(307)	837	(482)
	(971)	(1,236)	(885)

The analysis of finance income (expense) was as follows:

(€ million)	2018	2017	2016
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(565)	(638)	(639)
Net finance income (expense) on financial assets held for trading	32	(111)	(21)
Interest due to banks and other financial institutions	(120)	(113)	(118)
Interest and other income on financial receivables and securities held for non-operating purposes	8	16	37
Interest from banks	18	12	15
	(627)	(834)	(726)
Exchange differences	341	(905)	676
Income (expense) from derivative financial instruments	(307)	837	(482)
Other finance income (expense)
Interest and other income on financing receivables and securities held for operating purposes	132	128	143
Capitalized finance expense	52	73	106
Finance expense due to the passage of time (accretion discount)(a)	(249)	(264)	(312)
Other finance income (expense)	(313)	(271)	(290)
	(378)	(334)	(353)
	(971)	(1,236)	(885)

(a)
The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

The analisys of derivative financial income (expense) is disclosed in note 23 — Derivative financial instruments and hedge accounting.
Finance income (expense) with related parties are disclosed in note 36 — Transactions with related parties.
31 Income (expense) from investments
Share of profit (loss) of equity-accounted investments
More information is provided in note 14 — Investments.
Share of profit or loss of equity accounted investments by segment is disclosed in note 35 — Segment information and information by geographical area.

Other gain (loss) from investments

(€ million)	2018	2017	2016
Dividends	231	205	143
Net gain (loss) on disposals	22	163	(14)
Other net income (expense)	910	(33)	(183)
	1,163	335	(54)

Dividend income related to Nigeria LNG Ltd for €187 million and to Saudi European Petrochemical Co for €35 million (similarly in the comparative periods).
Other net income included the gain of  €889 million deriving from the business combination between Eni Norge AS and Point Resources AS, fully-owned respectively by Eni and HitecVision AS, with the establishment of the joint venture Vår Energi AS, jointly controlled by the two shareholders (Eni’s interest 69.60%) and was determined as difference between the carrying amount of the equity investment, corresponding to the fair value of the combined net assets, and the book value of the divested net assets. In the comparative periods the expenses referred to the impairments of joint ventures and associates.
32 Income taxes

(€ million)	2018	2017	2016
Current taxes:
- Italian subsidiaries	301	712	195
- subsidiaries of the Exploration & Production segment - outside Italy	4,906	3,167	2,671
- other subsidiaries - outside Italy	163	142	133
	5,370	4,021	2,999
Net deferred taxes:
- Italian subsidiaries	130	(464)	(243)
- subsidiaries of the Exploration & Production segment - outside Italy	497	(162)	(813)
- other subsidiaries - outside Italy	(27)	72	(7)
	600	(554)	(1,063)
	5,970	3,467	1,936

Current income taxes payable by Italian subsidiaries referred to foreign taxes for €241 million.

The reconciliation between the statutory tax charge calculated by applying the Italian statutory tax rate of 24% (24% in 2017 and 27.5% in 2016) and the effective tax charge is the following:

(€ million)	2018	2017	2016
Profit (loss) before taxation	10,107	6,844	892
Tax rate (IRES) (%)	24.0	24.0	27.5
Statutory corporation tax charge (credit) on profit or loss	2,426	1,643	245
Increase (decrease) resulting from:
- higher tax charges related to subsidiaries outside Italy	3,096	1,882	1,152
- impact pursuant to the write-off of deferred tax assets and recalculation of tax rates	252	(96)	397
- effect due to the tax regime provided for intercompany dividends	47	1	87
- Italian regional income tax (IRAP)	50	77	42
- effect due to non-taxable gains/losses on sales of investments	(1)	(177)	8
- impact pursuant to redetermination of the Italian Windfall Corporate tax as per Law 7/2009		61
- other adjustments	100	76	5
	3,544	1,824	1,691
Effective tax charge	5,970	3,467	1,936

The higher tax charges at non-Italian subsidiaries €related to the Exploration & Production segment for €3,014 million (€1,811 million and €1,211 million in 2017 and in 2016, respectively).
33 Earnings per share
Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share in 2018 was 3,601,140,133 (same amount in 2017 and 2016).
Diluted earnings per share is calculated by dividing the net profit of the period attributable to Eni’s shareholders by the weighted average number of shares fully-diluted including shares outstanding in the year and the number of potential shares to be issued in connection with stock-based compensation plans.
As of December 31, 2018, the shares that could be potentially issued related the estimation of new share that will vest in connection with the long-term monetary incentive plan. The weighted average number of outstanding shares used for calculating the diluted earnings per share is 2,782,584 for 2018 (1,691,413 for 2017). In 2016, there were no potential shares with dilutive effects.
Reconciliation of the weighted average number of shares used for the calculation for both basic and diluted earnings per share was as follows:

		2018	2017	2016
Weighted average number of shares used for the calculation of the basic earnings per share		3,601,140,133	3,601,140,133	3,601,140,133
Potential share to be issued for ILT incentive plan		2,782,584	1,691,413
Weighted average number of shares used for the calculation of the diluted earnings per share		3,603,922,717	3,602,831,546	3,601,140,133
Eni’s net profit	(€ million)	4,126	3,374	(1,464)
Basic earning (loss) per share	(euro per share)	1.15	0.94	(0.41)
Diluted earning (loss) per share	(euro per share)	1.15	0.94	(0.41)
Eni’s net profit – Continuing operations	(€ million)	4,126	3,374	(1,051)
Basic earning (loss) per share	(euro per share)	1.15	0.94	(0.29)
Diluted earning (loss) per share	(euro per share)	1.15	0.94	(0.29)
Eni’s net profit – Discontinued operations	(€ million)			(413)
Basic earning (loss) per share	(euro per share)			(0.12)
Diluted earning (loss) per share	(euro per share)			(0.12)

34 Exploration for evaluation of oil&gas resources

(€ million)	2018	2017	2016
Revenues related to exploration activity and evaluation	17	9	4
Exploration activity and evaluation costs
- write-off of exploration and evaluation costs	93	252	170
- costs of geological and geophysical studies	287	273	204
Exploration expense for the year	380	525	374
Intangible assets: proved and unproved exploration licence and leasehold property acquisition costs	1,081	995	1,092
Tangible assets: capitalized exploration and evaluation costs	1,267	1,371	1,905
Total tangible and intangible assets	2,348	2,366	2,997
Provision for decommissioning related to exploration activity and evaluation	77	81	118
Exploration expenditure (net cash used in investing activivties)	463	442	417
Geological and geophysical costs (cash flow from operating activities)	287	273	204
Total exploration effort	750	715	621

35 Segment information and information by geographical area
Segment information
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
As of December 31, 2018, Eni had the following reportable segments:
•
Exploration & Production: engages in the exploration, development and production of crude oil, LNG and natural gas, including projects to build and operate liquefaction plants of natural gas;

•
Gas & Power: engages in supply and marketing of natural gas at wholesale and retail markets, supply and marketing of LNG and supply, production and marketing of power at retail and wholesale markets. Gas & Power is engaged in supply and marketing of crude oil and oil products targeting the operational requirements of Eni’s refining business and in commodity trading (including crude oil, natural gas, oil products, power, emission allowances, etc.) targeting to both hedge and stabilize the Group industrial and commercial margins according to an integrated view and to optimize margins.

•
Refining & Marketing and Chemical: engages in the manufacturing, supply and distribution and marketing activities of oil products and chemical products. The results of the Chemicals business have been aggregated to those of the Refining & Marketing business in a single reportable segment, because these two operating segments exhibit similar economic characteristics.

•
Corporate and other activities: include the costs of the Group HQ functions which provide services to the operating subsidiaries, comprising holding, financing and treasury, IT, HR, real estate, legal assistance, captive insurance, planning and administration activities, as well as the results of the Group environmental cleanup and remediation activities performed by the subsidiary Syndial. The Energy Solutions Department, which engages in developing the business of renewable energy, is an operating segment, which is reported within Corporate and other activities because it does not meet the materiality threshold for separate segment reporting.

Information by segment is as follows:
(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Adjustments of intragroup profits	Total
2018
Net sales from operations(a)	25,744	55,690	25,216	1,589
Less: intersegment sales	(15,801)	(12,581)	(2,622)	(1,413)
Net sales to customers	9,943	43,109	22,594	176		75,822
Operating profit	10,214	629	(380)	(691)	211	9,983
Net provisions for contingencies	235	53	274	579	(21)	1,120
Depreciation and amortization	6,152	408	399	59	(30)	6,988
Impairments of tangible and intangible assets	1,025	56	193	18		1,292
Reversals of tangible and intangible assets	299	127				426
Write-off	97	1	2			100
Share of profit (loss) of equity-accounted investments	158	9	(67)	(168)		(68)
Identifiable assets(b)	63,051	9,989	11,692	1,171	(420)	85,483
Unallocated assets						32,890
Equity-accounted investments	4,972	494	275	1,303		7,044
Identifiable liabilities(c)	18,110	8,314	4,319	4,072	(275)	34,540
Unallocated liabilities						32,760
Capital expenditure in tangible and intangible assets	7,901	215	877	143	(17)	9,119
2017
Net sales from operations(a)	19,525	50,623	22,107	1,462
Less: intersegment sales	(12,394)	(10,777)	(2,336)	(1,291)
Net sales to customers	7,131	39,846	19,771	171		66,919
Operating profit	7,651	75	981	(668)	(27)	8,012
Net provisions for contingencies	479	(20)	182	245		886
Depreciation and amortization	6,747	345	360	60	(29)	7,483
Impairments of tangible and intangible assets	650	56	131	25		862
Reversals of tangible and intangible assets	808	202	77			1,087
Write-off	260	2	1			263
Share of profit (loss) of equity-accounted investments	(99)	(10)	(57)	(101)		(267)
Identifiable assets(b)	66,661	11,058	11,599	1,108	(610)	89,816
Unallocated assets						25,112
Equity-accounted investments	1,234	509	321	1,447		3,511
Identifiable liabilities(c)	17,273	8,851	4,005	4,053	(306)	33,876
Unallocated liabilities						32,973
Capital expenditure in tangible and intangible assets	7,739	142	729	87	(16)	8,681
2016
Net sales from operations(a)	16,089	40,961	18,733	1,343
Less: intersegment sales	(9,711)	(8,898)	(1,605)	(1,150)
Net sales to customers	6,378	32,063	17,128	193		55,762
Operating profit	2,567	(391)	723	(681)	(61)	2,157
Net provisions for contingencies	123	50	171	438	(277)	505
Depreciation and amortization	6,772	354	389	72	(28)	7,559
Impairments of tangible and intangible assets	740	167	120	40		1,067
Reversals of tangible and intangible assets	1,440	86	16			1,542
Write-off	153	2	195			350
Share of profit (loss) of equity-accounted investments	(198)	19	(3)	(144)		(326)
Identifiable assets(b)	75,716	12,014	10,712	1,146	(520)	99,068
Unallocated assets						25,477
Equity-accounted investments	1,626	592	289	1,533		4,040
Identifiable liabilities(c)	17,433	8,923	3,968	3,939	(332)	33,931
Unallocated liabilities						37,528
Capital expenditure in tangible and intangible assets	8,254	120	664	55	87	9,180

(a)
Before elimination of intersegment sales.

(b)
Includes assets directly associated with the generation of operating profit.

(c)
Includes liabilities directly associated with the generation of operating profit.

Financial information by geographical area
Identifiable assets and investments by geographical area of origin
(€ million)	Italy	Other European Union	Rest of Europe	Americas	Asia	Africa	Other areas	Total
2018
Identifiable assets(a)	18,646	7,086	1,031	4,546	16,910	36,155	1,109	85,483
Capital expenditure in tangible and intangible assets	1,424	267	538	534	1,782	4,533	41	9,119
2017
Identifiable assets(a)	18,449	7,706	6,160	4,406	16,527	35,385	1,183	89,816
Capital expenditure in tangible and intangible assets	1,090	316	387	278	898	5,699	13	8,681
2016
Identifiable assets(a)	18,769	7,370	6,960	5,397	19,471	39,812	1,289	99,068
Capital expenditure in tangible and intangible assets	1,163	331	460	233	1,978	5,004	11	9,180

(a)
Includes assets directly associated with the generation of operating profit.

Net sales from operations by geographical area of destination

(€ million)	2018	2017	2016
Italy	25,279	21,925	21,280
Other European Union	20,408	19,791	15,808
Rest of Europe	7,052	5,911	4,804
Americas	5,051	5,154	3,212
Asia	9,585	7,523	5,619
Africa	8,246	6,428	4,865
Other areas	201	187	174
	75,822	66,919	55,762

36 Transactions with related parties
In the ordinary course of its business, Eni enters into transactions with related parties regarding:
(a)
exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;

(b)
exchange of goods and provision of services with entities controlled by the Italian Government;

(c)
exchange of goods and provision of services with companies related to Eni SpA through members of the Board of Directors. Most of these transactions are exempt from the application of the Eni internal procedure of Eni “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties” pursuant to the Consob Regulation, since they relate to ordinary transactions conducted at market or standard conditions, or because under the materiality threshold provided for by the procedure. The solely non-exempted transaction, that was positively examined and valued in application of the procedure, concerned the remote monitoring of cars in the “Enjoy” initiative (for an amount of lower than €1 million) conducted with Vodafone Italia SpA related to Eni SpA through of a member of the Board of Directors;

(d)
contributions to non-profit entities correlated to Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment, as well as scientific and technological research; and (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level.

Some low transactions with companies related to Eni SpA through some members of the Board of Directors were concluded at market or standard conditions, or in compliance with Eni’s internal procedure “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties”, pursuant the Consob regulation.
Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities whose aim is to develop charitable, cultural and research initiatives, are related to the ordinary course of Eni’s business.

Trade and other transactions with related parties
(€ million)	December 31, 2018			2018
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Costs	Revenues	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	1	96		156
Angola LNG Supply Services Llc			177
Coral FLNG SA	14		1,147		62
Gas Distribution Company of Thessaloniki - Thessaly SA	1	18		51
Karachaganak Petroleum Operating BV	27	134		998	1
Mellitah Oil & Gas BV	1	268		502	1
Petrobel Belayim Petroleum Co	56	2,029		2,282	7
Saipem Group	75	171	793	420	30
Unión Fenosa Gas SA	4	7	57		123	37
Vår Energi AS	13	100	218
Other (*)	44	25		104	111	(26)
	236	2,848	2,392	4,513	335	11
Unconsolidated entities controlled by Eni
Eni BTC Ltd			177
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	87	1	5		11
Other	6	23	14	13	7
	93	24	196	13	18
	329	2,872	2,588	4,526	353	11
Entities controlled by the Government
Enel Group	134	151		514	118	227
GSE - Gestore Servizi Energetici	67	85		588	555	74
Italgas Group	5	146		667	23
Snam Group	237	289		1,184	109	(1)
Terna Group	26	47		231	150	8
Other	25	18		34	45
	494	736		3,218	1,000	308
Other related parties	1	2		32	4
Groupement Sonatrach - Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	40	140		229	34
Total	864	3,750	2,588	8,005	1,391	319

(*)
Each individual amount included herein was lower than €50 million.

(€ million)	December 31, 2017			2017
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Costs	Revenues	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	1	83		142
Coral FLNG SA	20	4	1,094		28
Karachaganak Petroleum Operating BV	36	121		951
Mellitah Oil & Gas BV	5	220		495	2
Petrobel Belayim Petroleum Co	86	1,205		3,168	8
Saipem Group	63	76	7,270	450	44
Unión Fenosa Gas SA			57	3	202	28
Other (*)	84	22		140	128
	295	1,731	8,421	5,349	412	28
Unconsolidated entities controlled by Eni
Eni BTC Ltd			169
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	77	1	5		7
Other	20	23	7	14	7
	97	24	181	14	14
	392	1,755	8,602	5,363	426	28
Entities controlled by the Government
Enel Group	123	187		622	164	285
GSE - Gestore Servizi Energetici	69	219		506	702	2
Italgas Group	14	180	1	681	18
Snam Group	187	351		1,221	85
Terna Group	35	31		212	154	15
Other (*)	50	21		38	16	1
	478	989	1	3,280	1,139	303
Other related parties	1	2		25	1
Groupement Sonatrach - Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	39	145		530	42
Total	910	2,891	8,603	9,198	1,608	331

(*)
Each individual amount included herein was lower than €50 million.

(€ million)	December 31, 2016			2016
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Costs	Revenues	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	1	50		156
Karachaganak Petroleum Operating BV	47	187		918	27
Mellitah Oil & Gas BV	7	134		477
Petrobel Belayim Petroleum Co	225	532		1,940	2
Saipem Group	64	224	8,094	781	51
Unión Fenosa Gas SA			57		94
Other(*)	114	25	1	145	143	47
	458	1,152	8,152	4,417	317	47
Unconsolidated entities controlled by Eni
Eni BTC Ltd			192
Industria Siciliana Acido Fosforico - ISAF - SpA
(in liquidation)	69	1	3		2
Other (*)	9	16	51	8	10
	78	17	246	8	12
	536	1,169	8,398	4,425	329	47
Entities controlled by the Government
Enel Group	151	254		808	201	182
GSE - Gestore Servizi Energetici	58	32		243	414	5
Italgas Group	54	1		4
Snam Group	44	541	1	2,032	113
Terna Group	33	46		232	117	13
Other (*)	43	24		37	68
	383	898	1	3,356	913	200
Other related parties		2		32
Groupement Sonatrach - Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	176	331		423	70
Total	1,095	2,400	8,399	8,236	1,312	247

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

•
guarantees issued on behalf of Angola LNG Supply Services Llc to cover the commitments relating to the payment of the regasification fees;

•
supply of upstream specialist services and guarantees issued on a pro-quota basis granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant and the provision of services (for more information see note 27 — Guarantees, commitments and risks);

•
the acquisition of transport and distribution services from Gas Distribution Company of Thessaloniki — Thessaly SA;

•
engineering, construction and drilling services by Saipem Group mainly for the Exploration & Production segment and residual guarantees issued by Eni SpA relating to bid bonds and performance bonds;

•
performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations, sales of LNG and fair value of derivative financial instruments;

•
guarantees issued in compliance with contractual agreements in the interest of Vår Energi AS and trade and other receivables and payables;

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

•
sale and purchase of electricity, gas, environmental certificates, fair value of derivative financial instruments and sale of oil products with GSE — Gestore Servizi Energetici for the setting-up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) according to the Legislative Decree No. 249/2012.

Transactions with other related parties concerned:
•
provisions to pension funds of  €24 million; and

•
contributions and service provisions to Eni Foundation of  €3 million and to Eni Enrico Mattei Foundation for €4 million.

Financing transactions with related parties
(€ million)
	December 31, 2018			2018
Name	Receivables	Payables	Guarantees	Charges	Gains
Joint ventures and associates
Angola LNG Ltd			245
Cardón IV SA	705	36			95
Coral FLNG SA	108
Coral South FLNG DMCC			1,397
Shatskmorneftegaz Sàrl				267	7
Société Centrale Electrique du Congo SA	64	30		5
Vår Energi AS		494
Other	38	4	22	9	13
	915	564	1,664	281	115
Unconsolidated entities controlled by Eni
Other	49	25
	49	25
Entities controlled by the Government
Enel Group		64
Other		8		2
		72		2
Total	964	661	1,664	283	115

(€ million)
	December 31, 2017			2017
Name	Receivables	Payables	Guarantees	Charges	Gains
Joint ventures and associates
Angola LNG Ltd			233
Cardón IV SA	955				86
Coral FLNG SA	56				71
Coral South FLNG DMCC			1,334
Saipem Group		3	56		13
Shatskmorneftegaz Sarl	101				6
Société Centrale Electrique du Congo SA	66	43
Other	48	49	2	1	14
	1,226	95	1,625	1	190
Unconsolidated entities controlled by Eni
Servizi Fondo Bombole Metano SpA	60	9			1
Other(*)	1	52
	61	61			1
Entities controlled by the Government
Other		8		3
		8		3
Total	1,287	164	1,625	4	191

(*)
Each individual amount included herein was lower than €50 million.

(€ million)
	December 31, 2016			2016
Name	Receivables	Payables	Guarantees	Charges	Gains	Derivative financial instruments
Joint ventures and associates
Cardón IV SA	1,054				96
Matrìca SpA	125			93	9
Shatskmorneftegaz Sarl	69			13	4
Société Centrale Electrique du Congo SA	78			18
Unión Fenosa Gas SA		85
Saipem Group			82		43	27
Other(*)	52		2	17	4
	1,378	85	84	141	156	27
Unconsolidated entities controlled by Eni
Eni BTC Ltd		54
Other(*)	46	52		1	1
	46	106		1	1
Entities controlled by the Government
Other				3
				3
Total	1,424	191	84	145	157	27

(*)
Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:
•
bank debt guarantees issued on behalf of Angola LNG Ltd;

•
financing loans granted to Cardón IV SA for the exploration and development activities of the Perla offshore gas field in Venezuela;

•
financing loans granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in the Area 4 in Mozambique (for more information see note 27 — Guarantees, commitments and risks);

•
a bank debt guarantee issued on behalf of Coral South FLNG DMCC (for more information see note 27 — Guarantees, commitments and risks);

•
the impairment of financial receivables granted to Shatskmorneftegaz Sàrl;

•
the loan granted to Société Centrale Electrique du Congo SA for the construction of a power plant in Congo and a cash deposit at Eni’s financial companies;

•
a cash deposit held at Eni’s financial companies by Vår Energi AS.

The most significant transactions with entities controlled by the Italian Government concerned:
•
restricted deposits in escrow of derivative financial instruments with Enel Group.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows
The impact of transactions and positions with related parties on the balance sheet consisted of the following:
(€ million)
	December 31, 2018			December 31, 2017
	Total	Related parties	Impact %	Total	Related parties	Impact %
Other current financial assets	300	49	16.33	316	73	23.10
Trade and other receivables	14,101	633	4.49	15,421	834	5.41
Other current assets	2,258	71	3.14	1,573	30	1.91
Other non-current financial assets	1,253	915	73.02	1,675	1,214	72.48
Other non-current assets	792	160	20.20	1,323	46	3.48
Short-term debt	2,182	661	30.29	2,242	164	7.31
Trade and other payables	16,747	3,664	21.88	16,748	2,808	16.77
Other current liabilities	3,980	63	1.58	1,515	60	3.96
Other non-current liabilities	1,502	23	1.53	1,479	23	1.56

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

	2018			2017			2016
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Net sales from operations	75,822	1,383	1.82	66,919	1,567	2.34	55,762	1,238	2.22
Other income and revenues	1,116	8	0.72	4,058	41	1.01	931	74	7.95
Purchases, services and other	(55,622)	(8,009)	14.40	(51,548)	(9,164)	17.78	(43,278)	(8,212)	18.97
Net (impairment losses) reversals of trade and other receivables	(415)	26	—	(913)			(846)
Payroll and related costs	(3,093)	(22)	0.71	(2,951)	(34)	1.15	(2,994)	(24)	0.80
Other operating income (expense)	129	319	—	(32)	331	—	16	247	—
Finance income	3,967	115	2.90	3,924	191	4.87	5,850	157	2.69
Finance expense	(4,663)	(283)	6.07	(5,886)	(4)	0.07	(6,232)	(145)	2.33
Derivative financial instruments	(307)			837			(482)	27	—

Main cash flows with related parties are provided below:

(€ million)	2018	2017	2016
Revenues and other income	1,391	1,608	1,312
Costs and other expenses	(5,210)	(5,360)	(5,623)
Other operating income (loss)	319	331	247
Net change in trade and other receivables and liabilities	683	391	182
Net interests	110	187	133
Net cash provided from operating activities	(2,707)	(2,843)	(3,749)
Capital expenditure in tangible and intangible assets	(2,768)	(3,838)	(2,613)
Disposal of investments			463
Net change in accounts payable and receivable in relation to investments	20	425	252
Change in financial receivables	(566)	298	5,650
Net cash used in investing activities	(3,314)	(3,115)	3,752
Change in financial liabilities	16	(16)	(192)
Net cash used in financing activities	16	(16)	(192)
Total financial flows to related parties	(6,005)	(5,974)	(189)

The impact of cash flows with related parties consisted of the following:

	2018			2017			2016
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Cash provided from operating activities	13,647	(2,707)	—	10,117	(2,843)	—	7,673	(3,749)	—
Cash used in investing activities	(7,536)	(3,314)	43.98	(3,768)	(3,115)	82.67	(4,443)	3,752	—
Cash used in financing activities	(2,637)	16	—	(4,595)	(16)	0.35	(3,651)	(192)	5.26

37 Other information about investments
Information on Eni’s investments as of December 31, 2018
The following section provides the information about Eni’s subsidiaries, joint arrangements, associates and other significant investments as of December 31, 2018. Unless otherwise indicated, share capital is represented by ordinary shares directly held by the Group, while ownership interest corresponds to voting rights.

Parent company
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership
Eni SpA(#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA Ministero dell’Economia e delle Finanze Eni SpA Other shareholders	25.76 4.34 0.91 68.99
Subsidiaries
Exploration & Production
In Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Eni Angola SpA	San Donato Milanese (MI)	Angola	EUR	20,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mozambico SpA	San Donato Milanese (MI)	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
Eni Timor Leste SpA	San Donato Milanese (MI)	East Timor	EUR	6,841,517	Eni SpA	100.00	100.00	F.C.
Eni West Africa SpA	San Donato Milanese (MI)	Angola	EUR	10,000,000	Eni SpA	100.00	100.00	F.C.
Eni Zubair SpA (in liquidation)	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
EniProgetti SpA	Venezia Marghera (VE)	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.
Floaters SpA	San Donato Milanese (MI)	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
Ieoc SpA	San Donato Milanese (MI)	Egypt	EUR	7,518,000	Eni SpA	100.00	100.00	F.C.
Società Petrolifera Italiana SpA	San Donato Milanese (MI)	Italy	EUR	13,877,600	Eni SpA Third parties	99.96 0.04	99.96	F.C.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(#)
Company with shares quoted in the regulated market of Italy or of other EU countries

Outside Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Agip Caspian Sea BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Energy and Natural Resources (Nigeria) Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV Eni Oil Holdings BV	95.00 5.00	100.00	F.C.
Agip Karachaganak BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Oil Ecuador BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Agip Oleoducto de Crudos Pesados BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00		Eq.
Burren Energy (Bermuda) Ltd	Hamilton (Bermuda)	United Kingdom	USD	12,002	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy (Egypt) Ltd	London (United Kingdom)	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
Burren Energy Congo Ltd	Tortola (British Virgin Islands)	Republic of the Congo	USD	50,000	Burren En.(Berm)Ltd	100.00	100.00	F.C.
Burren Energy India Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Plc	London (United Kingdom)	United Kingdom	GBP	28,819,023	Eni UK Holding Plc Eni UK Ltd	99.99 (—)	100.00	F.C.
Burren Shakti Ltd	Hamilton (Bermuda)	United Kingdom	USD	65,300,000	Burren En. India Ltd	100.00	100.00	F.C.
Eni Abu Dhabi BV	Amsterdam (Netherlands)	United Arab Emirates	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni AEP Ltd	London (United Kingdom)	Pakistan	GBP	73,471,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Algeria Exploration BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Algeria Ltd Sàrl	Luxembourg (Luxembourg)	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Algeria Production BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ambalat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni America Ltd	Dover, Delaware (USA)	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
Eni Angola Exploration BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Angola Production BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Argentina Exploración y Explotación SA	Buenos Aires (Argentina)	Argentina	ARS	24,136,336	Eni International BV Eni Oil Holdings BV	95.00 5.00		Eq.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Eni Arguni I Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Australia BV	Amsterdam (Netherlands)	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Australia Ltd	London (United Kingdom)	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
Eni Bahrain BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100,00		Eq.
Eni BB Petroleum Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni BTC Ltd	London (United Kingdom)	United Kingdom	GBP	23,214,400	Eni International BV	100.00		Eq.
Eni Bukat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Bulungan BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00		Eq.
Eni Canada Holding Ltd	Calgary (Canada)	Canada	USD	1,453,200,001	Eni International BV	100.00	100.00	F.C.
Eni CBM Ltd	London (United Kingdom)	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00	100.00	F.C.
Eni China BV	Amsterdam (Netherlands)	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Congo SA	Pointe - Noire (Republic of the Congo)	Republic of the Congo	USD	17,000,000	Eni E&P Holding BV Eni Int. NA NV Sàrl Eni International BV	99.99 (—) (—)	100.00	F.C.
Eni Côte d’Ivoire Ltd	London (United Kingdom)	Ivory Coast	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni Cyprus Ltd	Nicosia (Cyprus)	Cyprus	EUR	2,006	Eni International BV	100.00	100.00	F.C.
Eni Denmark BV	Amsterdam (Netherlands)	Greenland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni do Brasil Investimentos em Exploração e Produção de Petróleo Ltda	Rio de Janeiro (Brazil)	Brazil	BRL	1,593,415,000	Eni International BV Eni Oil Holdings BV	99.99 (—)		Eq.
Eni East Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni East Sepinggan Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Elgin/ Franklin Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Energy Russia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Exploration & Production Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
Eni Gabon SA	Libreville (Gabon)	Gabon	XAF	13,132,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ganal Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Eni Gas & Power LNG Australia BV	Amsterdam (Netherlands)	Australia	EUR	10,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ghana Exploration and Production Ltd	Accra (Ghana)	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Eni Hewett Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Hydrocarbons Venezuela Ltd	London (United Kingdom)	Venezuela	GBP	8,050,500	Eni Lasmo Plc	100.00	100.00	F.C.
Eni India Ltd	London (United Kingdom)	India	GBP	44,000,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Indonesia Ltd	London (United Kingdom)	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
Eni Indonesia Ots 1 Ltd	Grand Cayman (Cayman Islands)	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni International NA NV Sàrl	Luxembourg (Luxembourg)	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
Eni Investments Plc	London (United Kingdom)	United Kingdom	GBP	750,050,000	Eni SpA Eni UK Ltd	99.99 (—)	100.00	F.C.
Eni Iran BV	Amsterdam (Netherlands)	Iran	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Iraq BV	Amsterdam (Netherlands)	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ireland BV	Amsterdam (Netherlands)	Ireland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Isatay BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 03-13 Ltd	London (United Kingdom)	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 06-105 Pty Ltd	Perth (Australia)	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
Eni JPDA 11-106 BV	Amsterdam (Netherlands)	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
Eni Kenya BV	Amsterdam (Netherlands)	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Krueng Mane Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Lasmo Plc	London (United Kingdom)	United Kingdom	GBP	337,638,724.25	Eni Investments Plc Eni UK Ltd	99.99 (—)	100.00	F.C.
Eni Lebanon BV	Amsterdam (Netherlands)	Lebanon	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Liberia BV	Amsterdam (Netherlands)	Liberia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Liverpool Bay Operating Co Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00		Eq.
Eni LNS Ltd	London (United Kingdom)	United Kingdom	GBP	80,400,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Marketing Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Maroc BV	Amsterdam (Netherlands)	Morocco	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Eni México S. de RL de CV	Lomas De Chapultepec, Mexico City (Mexico)	Mexico	MXN	3,000	Eni International BV Eni Oil Holdings BV	99.90 0.10	100.00	F.C.
Eni Middle East Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
Eni MOG Ltd (in liquidation)	London (United Kingdom)	United Kingdom	GBP	220,711,147.50	Eni Lasmo Plc Eni LNS Ltd	99.99 (—)	100.00	F.C.
Eni Montenegro BV	Amsterdam (Netherlands)	Montenegro	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Mozambique Engineering Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni Mozambique LNG Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Muara Bakau BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Myanmar BV	Amsterdam (Netherlands)	Myanmar	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni North Africa BV	Amsterdam (Netherlands)	Libya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni North Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Oil & Gas Inc	Dover, Delaware (USA)	USA	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
Eni Oil Algeria Ltd	London (United Kingdom)	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Oil Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
Eni Oman BV	Amsterdam (Netherlands)	Oman	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Pakistan (M) Ltd Sàrl	Luxembourg (Luxembourg)	Pakistan	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Pakistan Ltd	London (United Kingdom)	Pakistan	GBP	90,087	Eni ULX Ltd	100.00	100.00	F.C.
Eni Petroleum Co Inc	Dover, Delaware (USA)	USA	USD	156,600,000	Eni SpA Eni International BV	63.86 36.14	100.00	F.C.
Eni Petroleum US Llc	Dover, Delaware (USA)	USA	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
Eni Portugal BV	Amsterdam (Netherlands)	Portugal	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Rapak Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni RD Congo SA	Kinshasa (Democratic Republic of the Congo)	Democratic Republic of the Congo	CDF	750,000,000	Eni International BV Eni Oil Holdings BV	99.99 (—)		Eq.
Eni Rovuma Basin BV	Amsterdam (Netherlands)	Mozambique	EUR	20,000	Eni Mozambique LNG H. BV	100.00	100.00	F.C.
Eni Sharjah BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni South Africa BV	Amsterdam (Netherlands)	Republic of South Africa	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Eni South China Sea Ltd Sàrl	Luxembourg (Luxembourg)	China	USD	20,000	Eni International BV	100.00		Eq.
Eni TNS Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Tunisia BV	Amsterdam (Netherlands)	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Turkmenistan Ltd	Hamilton (Bermuda)	Turkmenistan	USD	20,000	Burren En.(Berm)Ltd	100.00	100.00	F.C.
Eni UHL Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
Eni UK Holding Plc	London (United Kingdom)	United Kingdom	GBP	424,050,000	Eni Lasmo Plc Eni UK Ltd	99.99 (—)	100.00	F.C.
Eni UK Ltd	London (United Kingdom)	United Kingdom	GBP	250,000,000	Eni International BV	100.00	100.00	F.C.
Eni UKCS Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Ukraine Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ukraine Llc	Kiev (Ukraine)	Ukraine	UAH	42,004,757.64	Eni Ukraine Hold.BV Eni International BV	99.99 0.01	100.00	F.C.
Eni Ukraine Shallow Waters BV	Amsterdam (Netherlands)	Ukraine	EUR	20,000	Eni Ukraine Hold.BV	100.00		Eq.
Eni ULT Ltd	London (United Kingdom)	United Kingdom	GBP	93,215,492.25	Eni Lasmo Plc	100.00	100.00	F.C.
Eni ULX Ltd	London (United Kingdom)	United Kingdom	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
Eni US Operating Co Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni USA Gas Marketing Llc	Dover, Delaware (USA)	USA	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
Eni USA Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
Eni Venezuela BV	Amsterdam (Netherlands)	Venezuela	EUR	20,000	Eni Venezuela E&P Holding	100.00	100.00	F.C.
Eni Venezuela E&P Holding SA	Bruxelles (Belgium)	Belgium	USD	254,057,680	Eni International BV Eni Oil Holdings BV	99.99 (—)	100.00	F.C.
Eni Ventures Plc (in liquidation)	London (United Kingdom)	United Kingdom	GBP	278,050,000	Eni International BV Eni Oil Holdings BV	99.99 (—)		Co.
Eni Vietnam BV	Amsterdam (Netherlands)	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni West Timor Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Yemen Ltd	London (United Kingdom)	United Kingdom	GBP	1,000	Burren Energy Plc	100.00		Eq.
EniProgetti Egypt Ltd	Cairo (Egypt)	Egypt	EGP	50,000	EniProgetti SpA Eni SpA	99.00 1.00		Eq.
Eurl Eni Algérie	Algiers (Algeria)	Algeria	DZD	1,000,000	Eni Algeria Ltd Sàrl	100.00		Eq.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
First Calgary Petroleums LP	Wilmington (USA)	Algeria	USD	1	Eni Canada Hold. Ltd FCP Partner Co ULC	99.99 0.01	100.00	F.C.
First Calgary Petroleums Partner Co ULC	Calgary (Canada)	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
Ieoc Exploration BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Ieoc Production BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Lasmo Sanga Sanga Ltd	Hamilton (Bermuda)	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
Liverpool Bay Ltd	London (United Kingdom)	United Kingdom	USD	1	Eni ULX Ltd	100.00		Eq.
Nigerian Agip CPFA Ltd	Lagos (Nigeria)	Nigeria	NGN	1,262,500	NAOC Ltd Agip En Nat Res.Ltd Nigerian Agip E. Ltd	98.02 0.99 0.99		Co.
Nigerian Agip Exploration Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV Eni Oil Holdings BV	99.99 0.01	100.00	F.C.
Nigerian Agip Oil Co Ltd	Abuja (Nigeria)	Nigeria	NGN	1,800,000	Eni International BV Eni Oil Holdings BV	99.89 0.11	100.00	F.C.
OOO ‘Eni Energhia’	Moscow (Russia)	Russia	RUB	2,000,000	Eni Energy Russia BV Eni Oil Holdings BV	99.90 0.10	100.00	F.C.
Zetah Congo Ltd	Nassau (Bahamas)	Republic of the Congo	USD	300	Eni Congo SA Burren En.Congo Ltd	66.67 33.33		Co.
Zetah Kouilou Ltd	Nassau (Bahamas)	Republic of the Congo	USD	2,000	Eni Congo SA Burren En.Congo Ltd Third parties	54.50 37.00 8.50		Co.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Gas & Power
In Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Eni gas e luce SpA	San Donato Milanese (MI)	Italy	EUR	750,000,000	Eni SpA	100.00	100.00	F.C.
Eni Gas Transport Services Srl	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
Eni Trading & Shipping SpA	Rome	Italy	EUR	60,036,650	Eni SpA	100.00	100.00	F.C.
EniPower Mantova SpA	San Donato Milanese (MI)	Italy	EUR	144,000,000	EniPower SpA Third parties	86.50 13.50	86.50	F.C.
EniPower SpA	San Donato Milanese (MI)	Italy	EUR	944,947,849	Eni SpA	100.00	100.00	F.C.
LNG Shipping SpA	San Donato Milanese (MI)	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
Trans Tunisian Pipeline Co SpA	San Donato Milanese (MI)	Tunisia	EUR	1,098,000	Eni SpA	100.00	100.00	F.C.
Outside Italy
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Ljubljana (Slovenia)	Slovenia	EUR	12,956,935	Eni gas e luce SpA Third parties	51.00 49.00	51.00	F.C.
Eni G&P Trading BV	Amsterdam (Netherlands)	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
Eni Gas & Power France SA	Levallois Perret (France)	France	EUR	29,937,600	Eni gas e luce SpA Third parties	99.87 0.13	99.87	F.C.
Eni Trading & Shipping Inc	Dover, Delaware (USA)	USA	USD	36,000,000	ETS SpA	100.00	100.00	F.C.
Eni Transporte y Suministro México, S. de RL de CV	Mexico City (Mexico)	Mexico	MXN	3,000	Eni International BV Eni Oil Holdings BV	99,90 0,10		Eq.
Gas Supply Company Thessaloniki - Thessalia SA	Thessaloniki (Greece)	Greece	EUR	13,761,788	Eni gas e luce SpA	100,00	100.00	F.C.
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisi (Tunisia)	Tunisia	TND	99,000	Eni International BV Third parties	66.67 33.33	66.67	F.C.
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisi (Tunisia)	Tunisia	TND	200,000	Eni International BV Eni SpA LNG Shipping SpA Trans Tunis.P.Co SpA	99.85 0.05 0.05 0.05	100.00	F.C.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Refining & Marketing and Chemical
Refining & Marketing
In Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Ecofuel SpA	San Donato Milanese (MI)	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
Eni Fuel SpA	Rome	Italy	EUR	58,944,310	Eni SpA	100.00	100.00	F.C.
Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni SpA	100.00	100.00	F.C.
SeaPad SpA	Genova	Italy	EUR	12,400,000	Ecofuel SpA Third parties	80.00 20.00		Eq.
Servizi Fondo Bombole Metano SpA	Rome	Italy	EUR	13,580,000.20	Eni SpA	100.00		Co.
Outside Italy
Eni Abu Dhabi Refining & Trading BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Austria GmbH	Wien (Austria)	Austria	EUR	78,500,000	Eni International BV Eni Deutsch.GmbH	75.00 25.00	100.00	F.C.
Eni Benelux BV	Rotterdam (Netherlands)	Netherlands	EUR	1,934,040	Eni International BV	100.00	100.00	F.C.
Eni Deutschland GmbH	Munich (Germany)	Germany	EUR	90,000,000	Eni International BV Eni Oil Holdings BV	89.00 11.00	100.00	F.C.
Eni Ecuador SA	Quito (Ecuador)	Ecuador	USD	103,142.08	Eni International BV Esain SA	99.93 0.07	100.00	F.C.
Eni France Sàrl	Lyon (France)	France	EUR	56,800,000	Eni International BV	100.00	100.00	F.C.
Eni Iberia SLU	Alcobendas (Spain)	Spain	EUR	17,299,100	Eni International BV	100.00	100.00	F.C.
Eni Lubricants Trading (Shanghai) Co Ltd	Shanghai (China)	China	EUR	5,000,000	Eni International BV	100.00	100.00	F.C.
Eni Marketing Austria GmbH	Wien (Austria)	Austria	EUR	19,621,665.23	Eni Mineralölh.GmbH Eni International BV	99.99 (—)	100.00	F.C.
Eni Mineralölhandel GmbH	Wien (Austria)	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00	100.00	F.C.
Eni Schmiertechnik GmbH	Wurzburg (Germany)	Germany	EUR	2,000,000	Eni Deutsch.GmbH	100.00	100.00	F.C.
Eni Suisse SA	Lausanne (Switzerland)	Switzerland	CHF	102,500,000	Eni International BV	100.00	100.00	F.C.
Eni USA R&M Co Inc	Wilmington (USA)	USA	USD	11,000,000	Eni International BV	100.00	100.00	F.C.
Esacontrol SA	Quito (Ecuador)	Ecuador	USD	60,000	Eni Ecuador SA Third parties	87.00 13.00		Eq.
Esain SA	Quito (Ecuador)	Ecuador	USD	30,000	Eni Ecuador SA Tecnoesa SA	99.99 (—)	100.00	F.C.
Oléoduc du Rhône SA	Valais (Switzerland)	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
OOO “Eni-Nefto”	Moscow (Russia)	Russia	RUB	1,010,000	Eni International BV Eni Oil Holdings BV	99.01 0.99		Eq.
Tecnoesa SA	Quito (Ecuador)	Ecuador	USD	36,000	Eni Ecuador SA Esain SA	99.99 (—)		Eq.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Chemical
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Versalis SpA	San Donato Milanese (MI)	Italy	EUR	1,364,790,000	Eni SpA	100.00	100.00	F.C.
In Italy
Consorzio Industriale Gas Naturale (in liquidation)	San Donato Milanese (MI)	Italy	EUR	124,000	Versalis SpA Raff. di Gela SpA Eni SpA Syndial SpA Raff. Milazzo ScpA	53.55 18.74 15.37 0.76 11.58		Eq.
Outside Italy
Dunastyr Polisztirolgyártó Zártkörûen Mûködõ Részvénytársaság	Budapest (Hungary)	Hungary	HUF	8,092,160,000	Versalis SpA Versalis Deutsc.GmbH Versalis Int.SA	96.34 1.83 1.83	100.00	F.C.
Versalis Americas Inc	Dover, Delaware (USA)	USA	USD	100,000	Versalis Int.SA	100.00	100.00	F.C.
Versalis Congo Sarlu	Pointe-Noire (Republic of the Congo)	Republic of the Congo	CDF	1,000,000	Versalis Int.SA	100.00		Eq.
Versalis Deutschland GmbH	Eschborn (Germany)	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
Versalis France SAS	Mardyck (France)	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
Versalis International SA	Bruxelles (Belgium)	Belgium	EUR	15,449,173.88	Versalis SpA Versalis Deutsc.GmbH Dunastyr Zrt Versalis France	59.00 23.71 14.43 2.86	100.00	F.C.
Versalis Kimya Ticaret Limited Sirketi	Istanbul (Turkey)	Turkey	TRY	20,000	Versalis Int.SA	100.00		Eq.
Versalis Pacific (India) Private Ltd	Mumbai (India)	India	INR	238,700	Versalis Sing. P. Ltd Third parties	99.99 (..)		Eq.
Versalis Pacific Trading (Shanghai) Co Ltd	Shanghai (China)	China	CNY	1,000,000	Versalis SpA	100.00	100.00	F.C.
Versalis Singapore Pte Ltd	Singapore (Singapore)	Singapore	SGD	80,000	Versalis SpA	100.00	100.00	F.C.
Versalis UK Ltd	London (United Kingdom)	United Kingdom	GBP	4,004,042	Versalis SpA	100.00	100.00	F.C.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Corporate and other activities
Corporate and financial companies
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
In Italy
Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	2,000,000	Eni SpA	100.00	100.00	F.C.
Eni Adfin SpA (in liquidation)	Rome	Italy	EUR	85,537,498.80	Eni SpA Third parties	99.67 0.33	99.67	F.C.
Eni Corporate University SpA	San Donato Milanese (MI)	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
EniServizi SpA	San Donato Milanese (MI)	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
Serfactoring SpA	San Donato Milanese (MI)	Italy	EUR	5,160,000	Eni SpA Third parties	49.00 51.00	49.00	F.C.
Servizi Aerei SpA	San Donato Milanese (MI)	Italy	EUR	79,817,238	Eni SpA	100.00	100.00	F.C.
Outside Italy
Banque Eni SA	Bruxelles (Belgium)	Belgium	EUR	50,000,000	Eni International BV Eni Oil Holdings BV	99.90 0.10	100.00	F.C.
Eni Finance International SA	Bruxelles (Belgium)	Belgium	USD	2,474,225,632	Eni International BV Eni SpA	66.39 33.61	100.00	F.C.
Eni Finance USA Inc	Dover, Delaware (USA)	USA	USD	15,000,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Insurance Designated Activity Company	Dublin (Ireland)	Ireland	EUR	500,000,000	Eni SpA	100.00	100.00	F.C.
Eni International BV	Amsterdam (Netherlands)	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
Eni International Resources Ltd	London (United Kingdom)	United Kingdom	GBP	50,000	Eni SpA Eni UK Ltd	99.99 (—)	100.00	F.C.
Eni Next Llc	Houston (USA)	USA	USD	100	Eni Petroleum Co Inc	100.00	100.00	F.C.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Other Activities
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
In Italy
Anic Partecipazioni SpA (in liquidation)	Gela (CL)	Italy	EUR	23,519,847.16	Syndial SpA Third parties	99.97 0.03		Eq.
Eni Energia Srl	San Donato Milanese (MI)	Italy	EUR	10,000	Eni SpA	100.00		Co.
Eni New Energy SpA	San Donato Milanese (MI)	Italy	EUR	9,296,000	Eni SpA	100.00	100.00	F.C.
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	Gela (CL)	Italy	EUR	1,300,000	Syndial SpA Third parties	52.00 48.00		Eq.
Ing. Luigi Conti Vecchi SpA	Assemini (CA)	Italy	EUR	5,518,620.64	Syndial SpA	100.00	100.00	F.C.
Syndial Servizi Ambientali SpA	San Donato Milanese (MI)	Italy	EUR	425,647,621.42	Eni SpA Third parties	99.99 (—)	100.00	F.C.
Outside Italy
Arm Wind Llp	Astana (Kazakhstan)	Kazakhstan	KZT	2,133,967,100	Windirect BV	100.00	90.00	F.C.
Eni New Energy Egypt SAE	Cairo (Egypt)	Egypt	EGP	250,000	Eni International BV Ieoc Exploration BV Ieoc Production BV	99.98 0.01 0.01		Eq.
Oleodotto del Reno SA	Coira (Switzerland)	Switzerland	CHF	1,550,000	Syndial SpA	100.00		Eq.
Windirect BV	Amsterdam (Netherlands)	Netherlands	EUR	10,000	Eni International BV Third parties	90.00 10.00	90.00	F.C.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Joint arrangements and associates
Exploration & Production
In Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Mozambique Rovuma Venture SpA (†)	San Donato Milanese (MI)	Mozambique	EUR	20,000,000	Eni SpA Third parties	35.71 64.29	35.71	J.O.
Outside Italy
Agiba Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	50.00 50.00		Co.
Angola LNG Ltd	Hamilton (Bermuda)	Angola	USD	10,082,000,000	Eni Angola Prod.BV Third parties	13.60 86.40		Eq.
Ashrafi Island Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	25.00 75.00		Co.
Barentsmorneftegaz Sàrl(†)	Luxembourg (Luxembourg)	Russia	USD	20,000	Eni Energy Russia BV Third parties	33.33 66.67		Eq.
Cabo Delgado Gas Development Limitada(†)	Maputo (Mozambique)	Mozambique	MZN	2,500,000	Eni Mozam.LNG H. BV Third parties	50.00 50.00		Co.
Cardón IV SA(†)	Caracas (Venezuela)	Venezuela	VES	172.1	Eni Venezuela BV Third parties	50.00 50.00		Eq.
Compañia Agua Plana SA	Caracas (Venezuela)	Venezuela	VES	0.001	Eni Venezuela BV Third parties	26.00 74.00		Co.
Coral FLNG SA	Maputo (Mozambique)	Mozambique	MZN	100,000,000	Eni Mozam.LNG H. BV Third parties	25.00 75.00		Eq.
Coral South FLNG DMCC	Dubai (United Arab Emirates)	United Arab Emirates	AED	500,000	Eni Mozam.LNG H. BV Third parties	25.00 75.00		Eq.
East Delta Gas Co (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	37.50 62.50		Co.
East Kanayis Petroleum Co(†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	50.00 50.00		Co.
East Obaiyed Petroleum Company(†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc SpA Third parties	50.00 50.00		Co.
El Temsah Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	25.00 75.00		Co.
El-Fayrouz Petroleum Co(†) (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV Third parties	50.00 50.00		Co.
Fedynskmorneftegaz Sàrl(†)	Luxembourg (Luxembourg)	Russia	USD	20,000	Eni Energy Russia BV Third parties	33.33 66.67		Eq.
Isatay Operating Company Llp(†)	Astana (Kazakhstan)	Kazakhstan	KZT	400,000	Eni Isatay BV Third parties	50.00 50.00		Co.
Karachaganak Petroleum Operating BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000	Agip Karachag.BV Third parties	29.25 70.75		Co.
Karachaganak Project Development Ltd (KPD)	Reading, Berkshire (United Kingdom)	United Kingdom	GBP	100	Agip Karachag.BV Third parties	38.00 62.00		Eq.
Khaleej Petroleum Co Wll	Safat (Kuwait)	Kuwait	KWD	250,000	Eni Middle E. Ltd Third parties	49.00 51.00		Eq.
Liberty National Development Co Llc	Wilmington (USA)	USA	USD	0(a)	Eni Oil & Gas Inc Third parties	32.50 67.50		Eq.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(†)
Jointly controlled entity.

(a)
Shares without nominal value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Mediterranean Gas Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	25.00 75.00		Co.
Mellitah Oil & Gas BV(†)	Amsterdam (Netherlands)	Libya	EUR	20,000	Eni North Africa BV Third parties	50.00 50.00		Co.
Nile Delta Oil Co Nidoco	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	37.50 62.50		Co.
Norpipe Terminal Holdco Ltd	London (United Kingdom)	Norway	GBP	55.69	Eni SpA Third parties	14.20 85.80		Eq.
North Bardawil Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV Third parties	30.00 70.00		Co.
North El Burg Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc SpA Third parties	25.00 75.00		Co.
Petrobel Belayim Petroleum Co(†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	50.00 50.00		Co.
PetroBicentenario SA(†)	Caracas (Venezuela)	Venezuela	VES	3,790	Eni Lasmo Plc Third parties	40.00 60.00		Eq.
PetroJunín SA(†)	Caracas (Venezuela)	Venezuela	VES	24,021	Eni Lasmo Plc Third parties	40.00 60.00		Eq.
PetroSucre SA	Caracas (Venezuela)	Venezuela	VES	2,203	Eni Venezuela BV Third parties	26.00 74.00		Eq.
Pharaonic Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	25.00 75.00		Co.
Point Resources FPSO Holding AS	Sandnes (Norway)	Norway	NOK	60,000	Vår Energi AS	100.00
Point Resources FPSO AS	Sandnes (Norway)	Norway	NOK	150,100,000	PR FPSO Holding AS	100.00
PR Jotun DA	Sandnes (Norway)	Norway	NOK	0(a)	PR FPSO AS PR FPSO Holding AS	95.00 5.00
Port Said Petroleum Co(†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	50.00 50.00		Co.
Raml Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	22.50 77.50		Co.
Ras Qattara Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	37.50 62.50		Co.
Rovuma Basin LNG Land Limitada(†)	Maputo (Mozambique)	Mozambique	MZN	140,000	Mozamb. Rov. V. SpA Third parties	33.33 66.67		Co.
Shorouk Petroleum Company	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	25.00 75.00		Co.
Société Centrale Electrique du Congo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	XAF	44,732,000,000	Eni Congo SA Third parties	20.00 80.00		Eq.
Société Italo Tunisienne d’Exploitation Pétrolière SA(†)	Tunisi (Tunisia)	Tunisia	TND	5,000,000	Eni Tunisia BV Third parties	50.00 50.00		Eq.
Sodeps - Société de Developpement et d’Exploitation du Permis du Sud SA(†)	Tunisi (Tunisia)	Tunisia	TND	100,000	Eni Tunisia BV Third parties	50.00 50.00		Co.
Tapco Petrol Boru Hatti Sanayi ve Ticaret AS(†) (in liquidation)	Istanbul (Turkey)	Turkey	TRY	9,850,000	Eni International BV Third parties	50.00 50.00		Co.
Tecninco Engineering Contractors Llp(†)	Aksai (Kazakhstan)	Kazakhstan	KZT	29,478,455	EniProgetti SpA Third parties	49.00 51.00		Eq.
Thekah Petroleum Co (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV Third parties	25.00 75.00		Co.
United Gas Derivatives Co	Cairo (Egypt)	Egypt	USD	153,000,000	Eni International BV Third parties	33.33 66.67		Eq.
VIC CBM Ltd(†)	London (United Kingdom)	Indonesia	USD	1,315,912	Eni Lasmo Plc Third parties	50.00 50.00		Eq.
Virginia Indonesia Co CBM Ltd(†)	London (United Kingdom)	Indonesia	USD	631,640	Eni Lasmo Plc Third parties	50.00 50.00		Eq.
Vår Energi AS(†) (former Eni Norge AS)	Forus (Norway)	Norway	NOK	399,425,000	Eni International BV Third parties	69.60 30.40		Eq.
West Ashrafi Petroleum Co(†) (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV Third parties	50.00 50.00		Co.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(†)
Jointly controlled entity.

(a)
Shares without nominal value.

Gas & Power
In Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Mariconsult SpA(†)	Milan	Italy	EUR	120,000	Eni SpA Third parties	50.00 50.00		Eq.
Società EniPower Ferrara Srl(†)	San Donato Milanese (MI)	Italy	EUR	140,000,000	EniPower SpA Third parties	51.00 49.00	51.00	J.O.
Transmed SpA(†)	Milan	Italy	EUR	240,000	Eni SpA Third parties	50.00 50.00		Eq.
Outside Italy
Angola LNG Supply Services Llc	Wilmington (USA)	USA	USD	19,278,782	Eni USA Gas M. Llc Third parties	13.60 86.40		Eq.
Blue Stream Pipeline Co BV(†)	Amsterdam (Netherlands)	Russia	USD	22,000	Eni International BV Third parties	50.00 50.00	50.00	J.O.
Gas Distribution Company of Thessaloniki - Thessaly SA(†)	Ampelokipi- Menemeni (Greece)	Greece	EUR	247,127,605	Eni gas e luce SpA Third parties	49.00 51.00		Eq.
GreenStream BV(†)	Amsterdam (Netherlands)	Libya	EUR	200,000,000	Eni North Africa BV Third parties	50.00 50.00	50.00	J.O.
Premium Multiservices SA	Tunisi (Tunisia)	Tunisia	TND	200,000	Sergaz SA Third parties	49.99 50.01		Eq.
SAMCO Sagl	Lugano (Switzerland)	Switzerland	CHF	20,000	Transmed.Pip.Co Ltd Eni International BV Third parties	90.00 5.00 5.00		Eq.
Transmediterranean Pipeline Co Ltd(†)	St. Helier (Jersey)	Jersey	USD	10,310,000	Eni SpA Third parties	50.00 50.00	50.00	J.O.
Unión Fenosa Gas SA(†)	Madrid (Spain)	Spain	EUR	32,772,000	Eni SpA Third parties	50.00 50.00		Eq.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(†)
Jointly controlled entity.

Refining & Marketing and Chemical
Refining & Marketing
In Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Arezzo Gas SpA (†)	Arezzo	Italy	EUR	394,000	Eni Fuel SpA Third parties	50.00 50.00		Eq.
CePIM Centro Padano Interscambio Merci SpA	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA Third parties	44.78 55.22		Eq.
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Eni Fuel SpA Third parties	25.00 75.00		Co.
Costiero Gas Livorno SpA(†)	Livorno	Italy	EUR	26,000,000	Eni Fuel SpA Third parties	65.00 35.00	65.00	J.O.
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Eni Fuel SpA Third parties	25.00 75.00		Eq.
Livorno LNG Terminal SpA	Livorno	Italy	EUR	200,000	Costiero Gas Liv. SpA Third parties	50.00 50.00		Eq.
Petroven Srl(†)	Genova	Italy	EUR	156,000	Ecofuel SpA Third parties	68.00 32.00	68.00	J.O.
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA Third parties	40.50 59.50		Eq.
Raffineria di Milazzo ScpA(†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA Third parties	50.00 50.00	50.00	J.O.
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA Third parties	25.00 75.00		Co.
Sigea Sistema Integrato Genova Arquata SpA	Genova	Italy	EUR	3,326,900	Ecofuel SpA Third parties	35.00 65.00		Eq.
Società Oleodotti Meridionali - SOM SpA(†)	San Donato Milanese (MI)	Italy	EUR	3,085,000	Eni SpA Third parties	70.00 30.00	70.00	J.O.
Termica Milazzo Srl(†)	Milazzo (ME)	Italy	EUR	100,000	Raff. Milazzo ScpA	100.00	50.00	J.O.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(†)
Jointly controlled entity.

Outside Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
AET - Raffineriebeteiligungs gesellschaft mbH(†)	Schwedt (Germany)	Germany	EUR	27,000	Eni Deutsch.GmbH Third parties	33.33 66.67		Eq.
Bayernoil Raffineriegesellschaft mbH(†)	Vohburg (Germany)	Germany	EUR	10,226,000	Eni Deutsch.GmbH Third parties	20.00 80.00	20.00	J.O.
City Carburoil SA(†)	Rivera (Switzerland)	Switzerland	CHF	6,000,000	Eni Suisse SA Third parties	49.91 50.09		Eq.
Egyptian International Gas Technology Co	Cairo (Egypt)	Egypt	EGP	100,000,000	Eni International BV Third parties	40.00 60.00		Co.
ENEOS Italsing Pte Ltd	Singapore (Singapore)	Singapore	SGD	12,000,000	Eni International BV Third parties	22.50 77.50		Eq.
FSH Flughafen Schwechat Hydranten- Gesellschaft OG	Wien (Austria)	Austria	EUR	7,798,020.99	Eni Market.A.GmbH Eni Mineralölh.GmbH Eni Austria GmbH Third parties	14.56 14.56 14.56 56.32		Co.
Fuelling Aviation Services GIE	Tremblay en France (France)	France	EUR	1	Eni France Sàrl Third parties	25.00 75.00		Co.
Mediterranée Bitumes SA	Tunisi (Tunisia)	Tunisia	TND	1,000,000	Eni International BV Third parties	34.00 66.00		Eq.
Routex BV	Amsterdam (Netherlands)	Netherlands	EUR	67,500	Eni International BV Third parties	20.00 80.00		Eq.
Saraco SA	Meyrin (Switzerland)	Switzerland	CHF	420,000	Eni Suisse SA Third parties	20.00 80.00		Co.
Supermetanol CA(†)	Jose Puerto La Cruz (Venezuela)	Venezuela	VES	120,867	Ecofuel SpA Supermetanol CA Third parties	34.51(a) 30.07 35.42	50.00	J.O.
TBG Tanklager Betriebsgesellschaft GmbH(†)	Salzburg (Austria)	Austria	EUR	43,603.70	Eni Market.A.GmbH Third parties	50.00 50.00		Eq.
Weat Electronic Datenservice GmbH	Düsseldorf (Germany)	Germany	EUR	409,034	Eni Deutsch.GmbH Third parties	20.00 80.00		Eq.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(†)
Jointly controlled entity.

(a) Controlling interest:	Ecofuel SpA Third parties	50.00 50.00

Chemical
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
In Italy
Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA Syndial SpA EniPower SpA Third parties	49.00 20.20 8.90 21.90		Eq.
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,270,466	Versalis SpA Syndial SpA S.E.F. Srl Third parties	19.74 11.58 10.70 57.98		Eq.
Matrìca SpA(†)	Porto Torres (SS)	Italy	EUR	37,500,000	Versalis SpA Third parties	50.00 50.00		Eq.
Newco Tech SpA(†) (in liquidation)	Novara	Italy	EUR	179,000	Versalis SpA Genomatica Inc	80.00 20.00		Eq.
Novamont SpA	Novara	Italy	EUR	13,333,500	Versalis SpA Third parties	25.00 75.00		Eq.
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	28,100,000	Versalis SpA Syndial SpA Third parties	33.11 4.61 62.28		Eq.
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA EniPower SpA Ecofuel SpA Third parties	42.13 30.37 1.85 25.65		Eq.
Servizi Porto Marghera Scarl	Porto Marghera (VE)	Italy	EUR	8,695,718	Versalis SpA Syndial SpA Third parties	48.44 38.39 13.17		Eq.
Outside Italy
Lotte Versalis Elastomers Co Ltd(†)	Yeosu (South Korea)	South Korea	KRW	301,800,000,000	Versalis SpA Third parties	50.00 50.00		Eq.
Versalis Zeal Ltd(†)	Takoradi (Ghana)	Ghana	GHS	5,650,000	Versalis Intern. SA Third parties	80.00 20.00		Eq.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(†)
Jointly controlled entity.

Corporate and other activities
Corporate and financial companies
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method(*)
Outside Italy
Commonwealth Fusion Systems Llc	Wilmington (USA)	USA	USD	148,291,710.38	Eni Next Llc Third parties	35.72 66.28		P.N.
Other activities
In Italy

Filatura Tessile Nazionale Italiana - FILTENI SpA (in liquidation)	Ferrandina (MT)	Italy	EUR	4,644,000	Syndial SpA Third parties	59.56(a) 40.44	Co.
Ottana Sviluppo ScpA (in liquidation)	Nuoro	Italy	EUR	516,000	Syndial SpA Third parties	30.00 70.00	Eq.
Saipem SpA(#) (†)	San Donato Milanese (MI)	Italy	EUR	2,191,384,693	Eni SpA Saipem SpA Third parties	30.54(b) 1.46 68.00	Eq.
Outside Italy
Grid Edge (Private) Ltd(†)	Saddar Town- Karachi (Pakistan)	Pakistan	PKR	1,200,000	Eni International BV Third parties	40.00 60.00	Eq.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(#)
Company with shares quoted in the regulated market of Italy or of other EU countries

(†)
Jointly controlled entity.

(a) Controlling interest:	Syndial SpA Third parties	48.00 52.00
(b) Controlling interest:	Eni SpA Third parties	30.99 69.01

Other significant investments
Exploration & Production
In Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method(*)
Consorzio Universitario in Ingegneria per la Qualità e l’Innovazione	Pisa	Italy	EUR	135,000	Eni SpA Third parties	25.00 75.00	F.V.
Outside Italy
Administradora del Golfo de Paria Este SA	Caracas (Venezuela)	Venezuela	VES	0.001	Eni Venezuela BV Third parties	19.50 80.50	F.V.
Brass LNG Ltd	Lagos (Nigeria)	Nigeria	USD	1,000,000	Eni Int. NA NV Sàrl Third parties	20.48 79.52	F.V.
Darwin LNG Pty Ltd	West Perth (Australia)	Australia	AUD	530.060.381,89	Eni G&P LNG Aus. BV Third parties	10.99 89.01	F.V.
New Liberty Residential Co Llc	West Trenton (USA)	USA	USD	0(a)	Eni Oil & Gas Inc Third parties	17.50 82.50	F.V.
Nigeria LNG Ltd	Port Harcourt (Nigeria)	Nigeria	USD	1,138,207,000	Eni Int. NA NV Sàrl Third parties	10.40 89.60	F.V.
North Caspian Operating Company NV	Amsterdam (Netherlands)	Kazakhstan	EUR	128,520	Agip Caspian Sea BV Third parties	16.81 83.19	F.V.
OPCO - Sociedade Operacional Angola LNG SA	Luanda (Angola)	Angola	AOA	7,400,000	Eni Angola Prod.BV Third parties	13.60 86.40	F.V.
Petrolera Güiria SA	Caracas (Venezuela)	Venezuela	VES	10	Eni Venezuela BV Third parties	19.50 80.50	F.V.
SOMG - Sociedade de Operações e Manutenção de Gasodutos SA	Luanda (Angola)	Angola	AOA	7,400,000	Eni Angola Prod.BV Third parties	13.60 86.40	F.V.
Torsina Oil Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	12.50 87.50	F.V.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(a)
Shares without nominal value.

Gas & Power
Outside Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method(*)
Norsea Gas GmbH	Emden (Germany)	Germany	EUR	1,533,875.64	Eni International BV Third parties	13.04 86.96	F.V.

(*)
F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

Refining & Marketing and Chemical
Refining & Marketing
In Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method(*)
Consorzio Nazionale per la Gestione Raccolta e Trattamento degli Oli Minerali Usati	Rome	Italy	EUR	36,149	Eni SpA Third parties	12.43 87.57	F.V.
Società Italiana Oleodotti di Gaeta SpA(1)	Rome	Italy	ITL	360,000,000	Eni SpA Third parties	72.48 27.52	F.V.
Outside Italy
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method(*)
BFS Berlin Fuelling Services GbR	Hamburg (Germany)	Germany	EUR	89.199	Eni Deutsch.GmbH Third parties	12.50 87.50	F.V.
Compania de Economia Mixta ‘Austrogas’	Cuenca (Ecuador)	Ecuador	USD	3,028,749	Eni Ecuador SA Third parties	13.31 86.69	F.V.
Dépôt Pétrolier de Fos SA	Fos-Sur-Mer (France)	France	EUR	3,954,196.40	Eni France Sàrl Third parties	16.81 83.19	F.V.
Dépôt Pétrolier de la Côte d’Azur SAS	Nanterre (France)	France	EUR	207,500	Eni France Sàrl Third parties	18.00 82.00	F.V.
Joint Inspection Group Ltd	London (United Kingdom)	United Kingdom	GBP	0(a)	Eni SpA Third parties	12.50 87.50	F.V.
Saudi European Petrochemical Company ‘IBN ZAHR’	Al Jubail (Saudi Arabia)	Saudi Arabia	SAR	1,200,000,000	Ecofuel SpA Third parties	10.00 90.00	F.V.
S.I.P.G. Société Immobilier Pétrolier de Gestion Snc	Tremblay-En-France (France)	France	EUR	40,000	Eni France Sàrl Third parties	12.50 87.50	F.V.
Sistema Integrado de Gestion de Aceites Usados	Madrid (Spain)	Spain	EUR	175,713	Eni Iberia SLU Third parties	15.44 84.56	F.V.
Tanklager - Gesellschaft Tegel (TGT) GbR	Hamburg (Germany)	Germany	EUR	4.953	Eni Deutsch.GmbH Third parties	12.50 87.50	F.V.
TAR - Tankanlage Ruemlang AG	Ruemlang (Switzerland)	Switzerland	CHF	3,259,500	Eni Suisse SA Third parties	16.27 83.73	F.V.
Tema Lube Oil Co Ltd	Accra (Ghana)	Ghana	GHS	258,309	Eni International BV Third parties	12.00 88.00	F.V.

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

Information on Eni’s consolidated subsidiaries with significant non-controlling interest
In 2018 and 2017, Eni did not own any consolidated subsidiaries with a significant non-controlling interest.
Total shareholders’ equity pertaining to minority interests as of December 31, 2018, amounted to €57 million (€49 million at December 31, 2017).
Changes in the ownership interest without loss of control
In 2018 and 2017, Eni did not report any changes in ownership interest without loss or acquisition of control.
Principal joint ventures, joint operations and associates as of December 31, 2018
Company name	Registered office	Country of operation	Business segment	% ownership interest	% voting rights
Joint venture
Gas Distribution Company of Thessaloniki - Thessaly SA	Ampelokipi- Menemeni (Greece)	Greece	Gas & Power	49.00	49.00
Saipem SpA	San Donato Milanese (MI) (Italy)	Italy	Other Activities	30.54	30.99
Unión Fenosa Gas SA	Madrid (Spain)	Spain	Gas & Power	50.00	50.00
Vår Energi AS	Forus (Norway)	Norway	Exploration & Production	69.60	69.60
Joint Operation
GreenStream BV	Amsterdam (Netherlands)	Lybia	Gas & Power	50.00	50.00
Mozambique Rovuma Venture SpA	San Donato Milanese (MI) (Italy)	Mozambique	Exploration & Production	35.71	35.71
Raffineria di Milazzo ScpA	Milazzo (ME) (Italy)	Italy	Refining & Marketing	50.00	50.00
Associates
Angola LNG Ltd	Hamilton (Bermuda)	Angola	Exploration & Production	13.60	13.60
Coral FLNG SA	Maputo (Mozambique)	Mozambique	Exploration & Production	25.00	25.00

The main line items of profit and loss and balance sheet related to the principal joint ventures, represented by the amounts included in the reports accounted under IFRS of each company, are provided in the table below:

	2018
(€ million)	Vår Energi AS	Saipem SpA	Unión Fenosa Gas SA	Gas Distribution Company of Thessaloniki -Thessaly SA	Cardón IV SA	Lotte Versalis Elastomers Co Ltd	PetroJunín SA	Other joint ventures
Current assets	1,366	6,211	664	32	191	56	368	130
- of which cash and cash equivalent	883	1,674	107	13	40	8		38
Non-current assets	11,407	5,466	832	302	2,433	502	253	334
Total assets	12,773	11,677	1,496	334	2,624	558	621	464
Current liabilities	608	4,430	260	52	232	111	470	307
- current financial liabilities		305	22			78		165
Non-current liabilities	7,139	3,211	581	2	2,196	297	34	126
- non-current financial liabilities	366	2,646	510		1,410	289		14
Total liabilities	7,747	7,641	841	54	2,428	408	504	433
Net equity	5,026	4,036	655	280	196	150	117	31
Eni’s ownership interest (%)	69.60	30.99	50.00	49.00	50.00	50.00	40.00
Book value of the investment	3,498	1,288	335	137	98	75	47	(2)
Revenues and other operating income		8,530	1,521	53	610	22	112	731
Operating expense		(7,682)	(1,461)	(16)	(372)	(58)	(100)	(697)
Depreciation, amortization, impairments and reversal		(811)	(70)	(12)	(137)	(30)	(394)	(62)
Operating profit		37	(10)	25	101	(66)	(382)	(28)
Finance (expense) income		(165)	(31)		(208)	(12)	31	(5)
Income (expense) from investments		(88)	9
Profit before income taxes		(216)	(32)	25	(107)	(78)	(351)	(33)
Income taxes		(194)	(1)	(8)	(35)		(19)	(10)
Net profit		(410)	(33)	17	(142)	(78)	(370)	(43)
Other comprehensive income		(46)	15		6		11	(4)
Total other comprehensive income		(456)	(18)	17	(136)	(78)	(359)	(47)
Net profit attributable to Eni		(146)	(23)	8	(71)	(39)	(148)	(21)
Dividends received from the joint venture				8				11

	2017
(€ million)	Saipem SpA	Unión Fenosa Gas SA	PetroJunín SA	Gas Distribution Company of Thessaloniki -Thessaly SA	Lotte Versalis Elastomeres Co	Cardón IV SA	Other joint ventures
Current assets	6,743	610	365	86	43	816	275
- of which cash and cash equivalent	1,751	32		15	30	42	64
Non-current assets	5,847	877	628	289	547	2,756	916
Total assets	12,590	1,487	993	375	590	3,572	1,191
Current liabilities	4,487	234	434	94	70	644	985
- current financial liabilities	189	40			38		640
Non-current liabilities	3,504	580	34	2	292	2,928	124
- non-current financial liabilities	2,929	506			288	1,912	79
Total liabilities	7,991	814	468	96	362	3,572	1,109
Net equity	4,599	673	525	279	228		82
Eni’s ownership interest (%)	31.00	50.00	40.00	49.00	50.00	50.00
Book value of the investment	1,413	350	210	137	114		28
Revenues and other operating income	9,038	1,340	135	54		756	412
Operating expense	(8,172)	(1,308)	(66)	(14)	(4)	(608)	(433)
Depreciation, amortization and impairments	(740)	(89)	(29)	(15)		(357)	(113)
Operating profit	126	(57)	40	25	(4)	(209)	(134)
Finance (expense) income	(223)	(38)	47			(155)	(53)
Income (expense) from investments	(9)	3					(4)
Profit before income taxes	(106)	(92)	87	25	(4)	(364)	(191)
Income taxes	(201)	1	(22)	(7)		(4)	(11)
Net profit	(307)	(91)	65	18	(4)	(368)	(202)
Other comprehensive income	49	(41)	(68)		(6)	26
Total other comprehensive income	(258)	(132)	(3)	18	(10)	(394)	(202)
Net profit attributable to Eni	(101)	(63)	26	9	(2)	(184)	(56)
Dividends received from the joint venture				12			29

The main line items of profit and loss and balance sheet related to the principal associates represented by the amounts included in the reports accounted under IFRS of each company are provided in the table below:

	2018
(€ million)	Angola LNG Ltd	Coral FLNG SA	Other associates
Current assets	1,027	109	926
- of which cash and cash equivalent	698	109	178
Non-current assets	9,079	2,434	2,296
Total assets	10,106	2,543	3,222
Current liabilities	472	117	785
- current financial liabilities			134
Non-current liabilities	1,500	2,018	1,755
- non-current financial liabilities	1,328	2,016	1,473
Total liabilities	1,972	2,135	2,540
Net equity	8,134	408	682
Eni’s ownership interest (%)	13.60	25.00
Book value of the investment	1,106	102	241
Revenues and other operating income	1,919		1,053
Operating expense	(872)	(1)	(887)
Depreciation, amortization, impairments and reversal	1,647		(58)
Operating profit	2,694	(1)	108
Finance (expense) income	(97)	(11)	(1)
Income (expense) from investments			16
Profit before income taxes	2,597	(12)	123
Income taxes			(26)
Net profit	2,597	(12)	97
Other comprehensive income	337	16	17
Total other comprehensive income	2,934	4	114
Net profit attributable to Eni	353	(3)	25
Dividends received from the associate			25

	2017
(€ million)	Angola LNG Ltd	Coral FLNG SA	Other associates
Current assets	662	36	338
- of which cash and cash equivalent	370	19	89
Non-current assets	7,048	1,261	528
Total assets	7,710	1,297	866
Current liabilities	203	155	220
- current financial liabilities			42
Non-current liabilities	1,610	926	124
- non-current financial liabilities	1,418	926	71
Total liabilities	1,813	1,081	344
Net equity	5,897	216	522
Eni’s ownership interest (%)	13.60	25.00
Book value of the investment	802	54	205
Revenues and other operating income	1,374		574
Operating expense	(563)		(454)
Depreciation, depletion, amortization and impairments	(399)		(40)
Operating profit	412		80
Finance (expense) income	(80)	4	3
Income (expense) from investments			(30)
Profit before income taxes	332	4	53
Income taxes			(19)
Net profit	332	4	34
Other comprehensive income	(817)	(13)	(39)
Total other comprehensive income	(485)	(9)	(5)
Net profit attributable to Eni	45	1	8
Dividends received from the associate			13

38 Public assistance — Italian Law no. 124/2017 and subsequent modifications
Under art. 1, paragraphs 125 and 126, of the Italian Law no. 124/2017 and subsequent modifications, the disclosures about the assistance received from Italian public authorities and entities, as well as the assistance granted by Eni SpA and by its fully consolidated subsidiaries to companies, persons and public and private entities, are provided below. The consolidated disclosures include: (i) assistance received from Italian public authorities/entities; and (ii) assistance granted by Eni SpA and its subsidiaries.30
The following disclosure requirements do not apply to: (i) incentives/subventions granted to all those entitled in accordance with a general assistance aid scheme; (ii) consideration in exchange for supplied goods/services, including sponsorships; (iii) reimbursements and indemnities paid to persons engaged in professional and orientation trainings; (iv) continuous training contributions to companies granted by inter-professional funds established in the legal form of association; (v) membership fees for the participation to industry trade and territorial associations, as well as to foundations or similar organizations, which perform activities linked with the company’s business; (vi) costs incurred with reference to social projects linked to the investing activities of the company. The assistance to be disclosed is identified on a cash basis.
The disclosure includes assistance exceeding EUR 10,000, even though they are granted through several payments.
Under art. 3-quarter of the Italian Decree Law No. 135/2018, converted with amendments by Law 11 February 2019, n. 12, for the received assistance see the information included in the Italian State aid Register, prepared in accordance with the article 52 of the Italian Law 24 December 2012, No. 234.

30
The following disclosures do not include assistance granted by foreign subsidiaries to foreign beneficiaries.

The granted assistance provided herein is mainly referred to foundations, associations and other entities for reputational purposes, donations and support for charitable and solidarity initiatives:
Granted subject	Amount paid (€)
Fondazione Eni Enrico Mattei	4,403,686
Eni Foundation	3,389,902
Fondazione Teatro alla Scala	3,052,192
Fondazione Giorgio Cini	1,000,000
WEF – World Economic Forum	260,586
Comitato Sisma Centro Italia – Confindustria, CIGL, CISL e UIL – Fondo di solidarietà per le popolazioni Centro Italia	242,326
Council on Foreign Relations	83,358
Atlantic Council of the United States Inc	81,307
World Business Council for Sustainable Development	72,805
Associazione Pionieri e Veterani Eni	57,000
EITI – Extractive Industries Transparency Initiative	51,588
Bruegel	50,000
Parrocchia di S. Barbara a San Donato Milanese	40,000
Aspen Institute Italia	35,000
Italiadecide	35,000
Fondazione Camera Centro Italiano per la Fotografia	33,000
Istituto Giannina Gaslini	30,000
Center for Strategic & International Studies	29,687
Politecnico di Milano – Dipartimento di “Scienze e Tecnologie Energetiche e Nucleari”	26,000
Institute for Human Rights and Business (IHRB)	22,548
Associazione Civita	22,000
Foreign Policy Association – USA	21,985
The Metropolitan Museum of Arts	21,760
Associazione Amici della Luiss	20,000
Centro Studi Americani	20,000
Fondazione Human Foundation Giving and Innovating Onlus	20,000
Global Reporting Initiative	14,000
Lega Italiana Fibrosi Cistica Lazio Onlus	10,000
39 Significant non-recurring events and operations
In 2018, in 2017 and 2016, Eni did not report any non-recurring events and operations.
40 Positions or transactions deriving from atypical and/or unusual operations
In 2018, 2017 and 2016 no transactions deriving from atypical and/or unusual operations were reported.
41 Subsequent events
No significant events were reported after December 31, 2018.

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
Capitalized costs
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consist of the following:
(€ million)
2018	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Proved property	16,569	6,236	14,140	17,474	40,607	11,240	12,711	15,347	1,967	136,291
Unproved property	18	332	456	56	2,311	3	1,530	861	193	5,760
Support equipment and facilities	369	21	1,516	208	1,281	108	38	52	12	3,605
Incomplete wells and other	653	103	1,554	1,504	2,307	1,382	562	595	127	8,787
Gross Capitalized Costs	17,609	6,692	17,666	19,242	46,506	12,733	14,841	16,855	2,299	154,443
Accumulated depreciation, depletion and amortization	(13,717)	(5,355)	(11,741)	(11,722)	(29,727)	(2,175)	(10,460)	(13,443)	(1,265)	(99,605)
Net Capitalized Costs consolidated subsidiaries(a)	3,892	1,337	5,925	7,520	16,779	10,558	4,381	3,412	1,034	54,838
Equity-accounted entities
Proved property		9,102	58		1,481		2	1,912		12,555
Unproved property		1,045					11			1,056
Support equipment and facilities		25	6					7		38
Incomplete wells and other		364	10		10		19	224		627
Gross Capitalized Costs		10,536	74		1,491		32	2,143		14,276
Accumulated depreciation, depletion and amortization		(4,543)	(54)		(266)		(19)	(1,052)		(5,934)
Net Capitalized Costs equity-accounted entities(a)(b)		5,993	20		1,225		13	1,091		8,342
2017
Consolidated subsidiaries
Proved property	16,277	17,600	12,514	15,211	36,976	10,547	12,493	14,840	1,950	138,408
Unproved property	18	356	471	32	2,157	3	1,023	785	185	5,030
Support equipment and facilities	359	39	1,436	191	1,212	101	34	46	14	3,432
Incomplete wells and other	681	345	2,050	1,297	2,679	1,417	421	280	124	9,294
Gross Capitalized Costs	17,335	18,340	16,471	16,731	43,024	12,068	13,971	15,951	2,273	156,164
Accumulated depreciation, depletion and amortization	(13,504)	(12,014)	(10,640)	(10,413)	(25,920)	(1,690)	(10,386)	(12,534)	(1,188)	(98,289)
Net Capitalized Costs consolidated subsidiaries(a)	3,831	6,326	5,831	6,318	17,104	10,378	3,585	3,417	1,085	57,875
Equity-accounted entities
Proved property			67		1,419		581	1,833		3,900
Unproved property		4					85			89
Support equipment and facilities			7					6		13
Incomplete wells and other		1	6		4		93	225		329
Gross Capitalized Costs		5	80		1,423		759	2,064		4,331
Accumulated depreciation, depletion and amortization			(61)		(475)		(611)	(785)		(1,932)
Net Capitalized Costs equity-accounted entities(a)		5	19		948		148	1,279		2,399

(a)
The amounts include net capitalized financial charges totalling €831 million in 2018 and €969 million in 2017 for the consolidated subsidiaries and €180 million in 2018 and €78 million in 2017 for equity-accounted entities.

(b)
Includes Vår Energi AS asset fair value.

Costs incurred
Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Costs incurred by geographical area consist of the following:
(€ million) 2018	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Proved property acquisitions							382			382
Unproved property acquisitions							487			487
Exploration	26	106	43	102	66	3	182	215	7	750
Development(a)	382	557	445	2,216	1,379	92	589	340	36	6,036
Total costs incurred consolidated subsidiaries	408	663	488	2,318	1,445	95	1,640	555	43	7,655
Equity-accounted entities
Proved property acquisitions		0								0
Unproved property acquisitions		0								0
Exploration			2				103			105
Development(b)		0	3					(16)		(13)
Total costs incurred equity-accounted entities		0	5				103	(16)		92
2017	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Proved property acquisitions					5					5
Unproved property acquisitions
Exploration	31	242	77	110	65	3	76	106	5	715
Development(a)	251	364	785	3,041	1,939	246	714	292	14	7,646
Total costs incurred consolidated subsidiaries	282	606	862	3,151	2,009	249	790	398	19	8,366
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		1					90			91
Development(b)			2		9		4	48		63
Total costs incurred equity-accounted entities		1	2		9		94	48		154
2016
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions				2						2
Exploration	27	51	58	306	70		80	26	3	621
Development(a)	387	437	694	1,752	2,019	651	1,232	(5)	1	7,168
Total costs incurred consolidated subsidiaries	414	488	752	2,060	2,089	651	1,312	21	4	7,791
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		1					13			14
Development(b)			1		28		12	95		136
Total costs incurred equity-accounted entities		1	1		28		25	95		150

(a)
Includes the abandonment costs of the assets negative for €517 million in 2018, assets for €355 million in 2017, negative for €665 million in 2016.

(b)
Includes the abandonment costs of the assets negative for €22 million in 2018, negative €23 million in 2017, negative for €15 million in 2016.

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
(€ million) 2018	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	2,120	2,740	1,277		4,701	1,140	1,902	934	4	14,818
- sales to third parties		494	3,741	3,207	830	769	493	50	190	9,774
Total revenues	2,120	3,234	5,018	3,207	5,531	1,909	2,395	984	194	24,592
Operations costs	(410)	(630)	(413)	(354)	(1,016)	(405)	(227)	(250)	(48)	(3,753)
- of which production costs	(402)	(488)	(363)	(343)	(974)	(269)	(220)	(234)	(48)	(3,341)
- of which transportation costs	(8)	(142)	(50)	(11)	(42)	(136)	(7)	(16)		(412)
Production taxes	(171)		(243)		(435)		(191)		(6)	(1,046)
Exploration expenses	(25)	(85)	(48)	(22)	(44)	(3)	(79)	(69)	(5)	(380)
D.D. & A. and Provision for abandonment(a)	(281)	(664)	(582)	(795)	(2,490)	(387)	(941)	(594)	(67)	(6,801)
Other income (expenses)	(442)	(193)	(101)	(239)	(1,126)	(67)	(135)	(54)		(2,357)
Pretax income from producing activities	791	1,662	3,631	1,797	420	1,047	822	17	68	10,255
Income taxes	(170)	(1,070)	(2,494)	(542)	(264)	(308)	(678)	7	(26)	(5,545)
Results of operations from E&P activities of consolidated subsidiaries	621	592	1,137	1,255	156	739	144	24	42	4,710
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			15		257		6	420		698
Total revenues			15		257		6	420		698
Operations costs			(8)		(62)		(2)	(38)		(110)
- of which production costs			(7)		(34)		(2)	(36)		(79)
- of which transportation costs			(1)		(28)			(2)		(31)
Production taxes			(3)		(26)			(114)		(143)
Exploration expenses		(6)					(235)			(241)
D.D. & A. and Provision for abandonment			(1)		224		(3)	(222)		(2)
Other income (expenses)		(1)	2		(27)		(25)	(122)		(173)
Pretax income from producing activities		(7)	5		366		(259)	(76)		29
Income taxes			(3)				(2)	(35)		(40)
Results of operations from E&P activities of equity-accounted entities		(7)	2		366		(261)	(111)		(11)

(a)
Includes asset net impairment amounting to €726 million.

(€ million) 2017	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	1,619	1,897	1,056		3,888	681	911	932	3	10,987
- sales to third parties		481	3,184	2,128	547	713	291	96	168	7,608
Total revenues	1,619	2,378	4,240	2,128	4,435	1,394	1,202	1,028	171	18,595
Operations costs	(337)	(687)	(504)	(314)	(986)	(396)	(206)	(312)	(48)	(3,790)
- of which production costs	(332)	(523)	(455)	(303)	(952)	(271)	(202)	(258)	(48)	(3,344)
- of which transportation costs	(5)	(164)	(49)	(11)	(34)	(125)	(4)	(54)		(446)
Production taxes	(130)		(200)		(331)		(11)		(5)	(677)
Exploration expenses	(26)	(122)	(22)	(191)	(60)		(61)	(39)	(4)	(525)
D.D. & A. and Provision for abandonment(a)	(465)	(838)	(679)	(767)	(2,063)	(289)	(765)	(577)	(59)	(6,502)
Other income (expenses)	1,563	(141)	(162)	690	(716)	(221)	(84)	(342)	2	589
Pretax income from producing activities	2,224	590	2,673	1,546	279	488	75	(242)	57	7,690
Income taxes	(299)	(216)	(1,978)	(214)	(38)	(223)	(67)	(38)	(23)	(3,096)
Results of operations from E&P activities of consolidated subsidiaries	1,925	374	695	1,332	241	265	8	(280)	34	4,594
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			14		129		22	517		682
Total revenues			14		129		22	517		682
Operations costs			(8)		(37)		(9)	(40)		(94)
- of which production costs			(6)		(19)		(9)	(39)		(73)
- of which transportation costs			(2)		(18)			(1)		(21)
Production taxes			(2)		(8)			(146)		(156)
Exploration expenses		(1)					(13)			(14)
D.D. & A. and Provision for abandonment			(1)		(54)		(13)	(271)		(339)
Other income (expenses)		(2)	(2)		26		3	(199)		(174)
Pretax income from producing activities		(3)	1		56		(10)	(139)		(95)
Income taxes			(1)				(4)	(20)		(25)
Results of operations from E&P activities of equity-accounted entities		(3)			56		(14)	(159)		(120)

(a)
Includes asset net reversal amounting to €158 million

(€ million) 2016	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	1,217	1,673	932	9	3,178	252	1,027	833	4	9,125
- sales to third parties		432	2,841	1,471	485	606	114	102	165	6,216
Total revenues	1,217	2,105	3,773	1,480	3,663	858	1,141	935	169	15,341
Operations costs	(311)	(599)	(451)	(356)	(968)	(269)	(215)	(325)	(49)	(3,543)
- of which production costs	(307)	(436)	(404)	(343)	(929)	(177)	(212)	(262)	(49)	(3,119)
- of which transportation costs	(4)	(163)	(47)	(13)	(39)	(92)	(3)	(63)		(424)
Production taxes	(96)		(176)		(282)		(17)		(5)	(576)
Exploration expenses	(35)	(40)	(45)	(42)	(142)		(39)	(28)	(3)	(374)
D.D. & A. and Provision for abandonment(a)	(923)	(943)	(675)	(691)	(1,093)	(129)	(952)	(480)	(67)	(5,953)
Other income (expenses)	(342)	(232)	(201)	(265)	(917)	(57)	(130)	(120)	(8)	(2,272)
Pretax income from producing activities	(490)	291	2,225	126	261	403	(212)	(18)	37	2,623
Income taxes	159	(1)	(1,618)	(89)	97	(139)	32	(9)	(9)	(1,577)
Results of operations from E&P activities of consolidated subsidiaries	(331)	290	607	37	358	264	(180)	(27)	28	1,046
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			15				36	493		544
Total revenues			15				36	493		544
Operations costs			(9)				(10)	(54)		(73)
- of which production costs			(7)				(10)	(51)		(68)
- of which transportation costs			(2)					(3)		(5)
Production taxes			(3)					(121)		(124)
Exploration expenses							(13)			(13)
D.D. & A. and Provision for abandonment			(1)		(26)		(32)	(240)		(299)
Other income (expenses)		(3)	(1)		(26)		(16)	(25)		(71)
Pretax income from producing activities		(3)	1		(52)		(35)	53		(36)
Income taxes			(2)				(6)	(162)		(170)
Results of operations from E&P activities of equity-accounted entities		(3)	(1)		(52)		(41)	(109)		(206)

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
In 2018, the average price for the marker Brent crude oil was $71 per barrel.
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
Eni has its proved reserves audited on a rotational basis by independent oil engineering companies.4 The description of qualifications of the person primarily responsible of the reserves audit is included in the third party audit report5.
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
In 2018, Ryder Scott Company, DeGolyer and MacNaughton and Societé Generale de Surveillance (SGS)5 provided an independent evaluation of about 26% of Eni’s total proved reserves as of December 31, 20186, confirming, as in previous years, the reasonableness of Eni’s internal evaluations.
In the three years period from 2016 to 2018, 95% of Eni’s total proved reserves were subject to independent evaluation. As of December 31, 2018, the principal property not subjected to independent evaluation in the last three years was M’Boundi (Congo).
Eni operates under production sharing agreements in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represented 61%, 60% and 59% of total proved reserves as of December 31, 2018, 2017 and 2016, respectively, on an oil-equivalent basis. Similar effects as PSAs apply to service contracts; proved reserves associated with such contracts represented 3%, 4% and 5% of total proved reserves on an oil-equivalent basis as of December 31, 2018, 2017 and 2016, respectively.

4
From 1991 to 2002 DeGolyer and McNaughton, from 2003 also Ryder Scott. In 2018, Societé Generale de Surveillance (SGS).

5
See “Item 19 – Exhibits”.

6
Including reserves of equity-accounted entities.

Oil and gas reserves quantities include: (i) oil and natural gas quantities in excess of cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. Reserves volumes associated with oil and gas deriving from such obligation represent 4%, 1.6% and 1.8% of total proved reserves as of December 31, 2018, 2017 and 2016, respectively, on an oil equivalent basis; (ii) volumes of natural gas used for own consumption; (iii) the quantities of hydrocarbons related to the Angola LNG plant.
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
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas as of December 31, 2018, 2017 and 2016.
(million barrels)
2018	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2017	215	360	476	280	764	766	232	162	7	3,262
of which: developed	169	219	306	203	546	547	81	144	5	2,220
undeveloped	46	141	170	77	218	219	151	18	2	1,042
Purchase of Minerals in Place							319			319
Revisions of Previous Estimates	15	6	73	21	30	(27)	(54)	23	(1)	86
Improved Recovery				7			6			13
Extensions and Discoveries					13		1	86		100
Production	(22)	(40)	(56)	(28)	(89)	(35)	(28)	(19)	(1)	(318)
Sales of Minerals in Place		(278)		(1)						(279)
Reserves at December 31, 2018	208	48	493	279	718	704	476	252	5	3,183
Equity-accounted entities
Reserves at December 31, 2017			12		12			136		160
of which: developed			12		6			25		43
undeveloped					6			111		117
Purchase of Minerals in Place		297								297
Revisions of Previous Estimates					1			(96)		(95)
Improved Recovery
Extensions and Discoveries
Production			(1)		(1)			(3)		(5)
Sales of Minerals in Place
Reserves at December 31, 2018		297	11		12			37		357
Reserves at December 31, 2018	208	345	504	279	730	704	476	289	5	3,540
Developed	156	198	328	153	559	587	252	175	5	2,413
consolidated subsidiaries	156	44	317	153	551	587	252	143	5	2,208
equity-accounted entities		154	11		8			32		205
Undeveloped	52	147	176	126	171	117	224	114		1,127
consolidated subsidiaries	52	4	176	126	167	117	224	109		975
equity-accounted entities		143			4			5		152

2017	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2016	176	264	454	281	809	767	307	163	9	3,230
of which: developed	132	228	287	205	507	556	124	143	8	2,190
undeveloped	44	36	167	76	302	211	183	20	1	1,040
Purchase of Minerals in Place					2					2
Revisions of Previous Estimates	59	29	73	21	31	29	(69)	19	(1)	191
Improved Recovery		1	6	7			9			23
Extensions and Discoveries		103	1		18		4	3		129
Production	(20)	(37)	(58)	(26)	(90)	(30)	(19)	(23)	(1)	(304)
Sales of Minerals in Place				(3)	(6)					(9)
Reserves at December 31, 2017	215	360	476	280	764	766	232	162	7	3,262
Equity-accounted entities
Reserves at December 31, 2016			13		15			140		168
of which: developed			13		8			22		43
undeveloped					7			118		125
Purchase of Minerals in Place
Revisions of Previous Estimates					(2)			1		(1)
Improved Recovery
Extensions and Discoveries
Production			(1)		(1)			(5)		(7)
Sales of Minerals in Place
Reserves at December 31, 2017			12		12			136		160
Reserves at December 31, 2017	215	360	488	280	776	766	232	298	7	3,422
Developed	169	219	318	203	552	547	81	169	5	2,263
consolidated subsidiaries	169	219	306	203	546	547	81	144	5	2,220
equity-accounted entities			12		6			25		43
Undeveloped	46	141	170	77	224	219	151	129	2	1,159
consolidated subsidiaries	46	141	170	77	218	219	151	18	2	1,042
equity-accounted entities					6			111		117

2016	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2015	228	305	494	327	787	771	262	189	9	3,372
of which: developed	171	237	312	230	511	355	126	149	9	2,100
undeveloped	57	68	182	97	276	416	136	40		1,272
Purchase of Minerals in Place
Revisions of Previous Estimates	(35)	(4)	19	(26)	113	20	73	(1)	1	160
Improved Recovery		1	1							2
Extensions and Discoveries		2	1	8						11
Production	(17)	(40)	(61)	(28)	(91)	(24)	(28)	(25)	(1)	(315)
Sales of Minerals in Place
Reserves at December 31, 2016	176	264	454	281	809	767	307	163	9	3,230
Equity-accounted entities
Reserves at December 31, 2015			13		16			158		187
of which: developed			13		6			29		48
undeveloped					10			129		139
Purchase of Minerals in Place
Revisions of Previous Estimates			1		(1)			(13)		(13)
Improved Recovery
Extensions and Discoveries
Production			(1)					(5)		(6)
Sales of Minerals in Place
Reserves at December 31, 2016			13		15			140		168
Reserves at December 31, 2016	176	264	467	281	824	767	307	303	9	3,398
Developed	132	228	300	205	515	556	124	165	8	2,233
consolidated subsidiaries	132	228	287	205	507	556	124	143	8	2,190
equity-accounted entities			13		8			22		43
Undeveloped	44	36	167	76	309	211	183	138	1	1,165
consolidated subsidiaries	44	36	167	76	302	211	183	20	1	1,040
equity-accounted entities					7			118		125

(billion cubic feet)
Natural Gas(a)
2018	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2017	1,131	896	3,145	4,351	3,660	2,108	1,065	225	709	17,290
of which: developed	987	771	1,233	1,421	1,693	1,878	862	171	519	9,535
undeveloped	144	125	1,912	2,930	1,967	230	203	54	190	7,755
Purchase of Minerals in Place							69			69
Revisions of Previous Estimates	138	50	219	2,238	23	(22)	81	45	(16)	2,756
Improved Recovery
Extensions and Discoveries	86				7		205	76		374
Production	(156)	(162)	(474)	(445)	(184)	(97)	(201)	(43)	(42)	(1,804)
Sales of Minerals in Place		(464)		(869)			(2)	(26)		(1,361)
Reserves at December 31, 2018	1,199	320	2,890	5,275	3,506	1,989	1,217	277	651	17,324
Equity-accounted entities
Reserves at December 31, 2017			14		349			1,819		2,182
of which: developed			14		83			1,819		1,916
undeveloped					266					266
Purchase of Minerals in Place		360								360
Revisions of Previous Estimates			2		(6)			(22)		(26)
Improved Recovery
Extensions and Discoveries
Production			(2)		(33)			(81)		(116)
Sales of Minerals in Place
Reserves at December 31, 2018		360	14		310			1,716		2,400
Reserves at December 31, 2018	1,199	680	2,904	5,275	3,816	1,989	1,217	1,993	651	19,724
Developed	980	576	1,461	3,331	1,928	1,846	822	1,870	452	13,266
consolidated subsidiaries	980	300	1,447	3,331	1,871	1,846	822	154	452	11,203
equity-accounted entities		276	14		57			1,716		2,063
Undeveloped	219	104	1,443	1,944	1,888	143	395	123	199	6,458
consolidated subsidiaries	219	20	1,443	1,944	1,635	143	395	123	199	6,121
equity-accounted entities		84			253					337

2017	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2016	977	878	3,738	5,520	2,767	2,485	1,003	353	741	18,462
of which: developed	845	801	1,732	799	1,651	2,239	280	338	559	9,244
undeveloped	132	77	2,006	4,721	1,116	246	723	15	182	9,218
Purchase of Minerals in Place					1					1
Revisions of Previous Estimates	315	163	66	969	134	(281)	188	(61)	6	1,499
Improved Recovery			(19)							(19)
Extensions and Discoveries		29		64	1,839			4		1,936
Production	(161)	(174)	(640)	(315)	(162)	(96)	(126)	(71)	(38)	(1,783)
Sales of Minerals in Place				(1,887)	(919)					(2,806)
Reserves at December 31, 2017	1,131	896	3,145	4,351	3,660	2,108	1,065	225	709	17,290
Equity-accounted entities
Reserves at December 31, 2016			15		368		4	3,484		3,871
of which: developed			15		104		4	1,782		1,905
undeveloped					264			1,702		1,966
Purchase of Minerals in Place
Revisions of Previous Estimates					13			(1,565)		(1,552)
Improved Recovery
Extensions and Discoveries
Production			(1)		(32)		(4)	(100)		(137)
Sales of Minerals in Place
Reserves at December 31, 2017			14		349			1,819		2,182
Reserves at December 31, 2017	1,131	896	3,159	4,351	4,009	2,108	1,065	2,044	709	19,472
Developed	987	771	1,247	1,421	1,776	1,878	862	1,990	519	11,451
consolidated subsidiaries	987	771	1,233	1,421	1,693	1,878	862	171	519	9,535
equity-accounted entities			14		83			1,819		1,916
Undeveloped	144	125	1,912	2,930	2,233	230	203	54	190	8,021
consolidated subsidiaries	144	125	1,912	2,930	1,967	230	203	54	190	7,755
equity-accounted entities					266					266

2016	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2015	1,304	1,044	3,851	947	2,714	2,354	878	439	771	14,302
of which: developed	1,051	919	1,744	822	1,390	1,830	185	373	585	8,899
undeveloped	253	125	2,107	125	1,324	524	693	66	186	5,403
Purchase of Minerals in Place
Revisions of Previous Estimates	(155)	18	471	25	223	224	200	8	12	1,026
Improved Recovery
Extensions and Discoveries				4,767			15			4,782
Production	(172)	(184)	(584)	(219)	(170)	(93)	(90)	(94)	(42)	(1,648)
Sales of Minerals in Place
Reserves at December 31, 2016	977	878	3,738	5,520	2,767	2,485	1,003	353	741	18,462
Equity-accounted entities
Reserves at December 31, 2015			13		387		12	3,581		3,993
of which: developed			13		85		9	1,295		1,402
undeveloped					302		3	2,286		2,591
Purchase of Minerals in Place
Revisions of Previous Estimates			4		(8)		(1)	(4)		(9)
Improved Recovery
Extensions and Discoveries
Production			(2)		(11)		(7)	(93)		(113)
Sales of Minerals in Place
Reserves at December 31, 2016			15		368		4	3,484		3,871
Reserves at December 31, 2016	977	878	3,753	5,520	3,135	2,485	1,007	3,837	741	22,333
Developed	845	801	1,747	799	1,755	2,239	284	2,120	559	11,149
consolidated subsidiaries	845	801	1,732	799	1,651	2,239	280	338	559	9,244
equity-accounted entities			15		104		4	1,782		1,905
Undeveloped	132	77	2,006	4,721	1,380	246	723	1,717	182	11,184
consolidated subsidiaries	132	77	2,006	4,721	1,116	246	723	15	182	9,218
equity-accounted entities					264			1,702		1,966

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

The standardized measure of discounted future net cash flows by geographical area consists of the following:
(€ million) December 31, 2018	Italy	Rest of Europe	North Africa	Egypt	Sub- Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Future cash inflows	18,372	4,895	43,578	39,193	53,534	40,698	33,384	14,192	2,319	250,165
Future production costs	(5,659)	(1,438)	(6,653)	(12,193)	(16,417)	(8,276)	(9,492)	(6,038)	(511)	(66,677)
Future development and abandonment costs	(4,670)	(1,350)	(4,700)	(2,769)	(6,778)	(2,640)	(5,755)	(2,467)	(291)	(31,420)
Future net inflow before income tax	8,043	2,107	32,225	24,231	30,339	29,782	18,137	5,687	1,517	152,068
Future income tax	(1,671)	(798)	(17,514)	(7,829)	(11,566)	(6,524)	(11,980)	(1,791)	(289)	(59,962)
Future net cash flows	6,372	1,309	14,711	16,402	18,773	23,258	6,157	3,896	1,228	92,106
10% discount factor	(2,045)	(124)	(6,727)	(6,564)	(7,501)	(12,477)	(2,258)	(1,508)	(491)	(39,695)
Standardized measure of discounted future net cash flows	4,327	1,185	7,984	9,838	11,272	10,781	3,899	2,388	737	52,411
Equity-accounted entities
Future cash inflows		18,608	347		2,675			8,292		29,922
Future production costs		(4,686)	(138)		(873)			(2,192)		(7,889)
Future development and abandonment costs		(3,633)	(3)		(75)			(191)		(3,902)
Future net inflow before income tax		10,289	206		1,727			5,909		18,131
Future income tax		(6,822)	(43)		(204)			(1,839)		(8,908)
Future net cash flows		3,467	163		1,523			4,070		9,223
10% discount factor		(1,104)	(76)		(793)			(2,009)		(3,982)
Standardized measure of discounted future net cash flows		2,363	87		730			2,061		5,241
Total consolidated subsidiaries and equity-accounted entities	4,327	3,548	8,071	9,838	12,002	10,781	3,899	4,449	737	57,652

December 31, 2017	Italy	Rest of Europe	North Africa	Egypt	Sub- Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Future cash inflows	14,339	19,507	31,793	29,156	41,136	30,263	11,826	6,205	2,593	186,818
Future production costs	(5,091)	(5,711)	(6,677)	(6,153)	(14,790)	(6,992)	(3,653)	(2,351)	(590)	(52,008)
Future development and abandonment costs	(3,943)	(5,483)	(4,350)	(4,496)	(6,522)	(2,787)	(3,694)	(1,011)	(318)	(32,604)
Future net inflow before income tax	5,305	8,313	20,766	18,507	19,824	20,484	4,479	2,843	1,685	102,206
Future income tax	(859)	(4,490)	(10,836)	(5,709)	(6,418)	(3,970)	(757)	(699)	(303)	(34,041)
Future net cash flows	4,446	3,823	9,930	12,798	13,406	16,514	3,722	2,144	1,382	68,165
10% discount factor	(1,633)	(1,050)	(4,566)	(6,698)	(5,430)	(9,172)	(1,239)	(777)	(607)	(31,172)
Standardized measure of discounted future net cash flows	2,813	2,773	5,364	6,100	7,976	7,342	2,483	1,367	775	36,993
Equity-accounted entities
Future cash inflows			245		2,062		11	10,797		13,115
Future production costs			(119)		(930)		(6)	(3,291)		(4,346)
Future development and abandonment costs			(1)		(66)			(535)		(602)
Future net inflow before income tax			125		1,066		5	6,971		8,167
Future income tax			(21)		(57)		(1)	(2,459)		(2,538)
Future net cash flows			104		1,009		4	4,512		5,629
10% discount factor			(50)		(471)			(2,475)		(2,996)
Standardized measure of discounted future net cash flows			54		538		4	2,037		2,633
Total consolidated subsidiaries and equity-accounted entities	2,813	2,773	5,418	6,100	8,514	7,342	2,487	3,404	775	39,626

December 31, 2016	Italy	Rest of Europe	North Africa	Egypt	Sub- Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Future cash inflows	9,627	12,898	30,847	33,524	38,271	26,903	12,263	5,789	2,815	172,937
Future production costs	(4,136)	(5,240)	(7,481)	(7,927)	(13,913)	(9,247)	(3,498)	(2,935)	(658)	(55,035)
Future development and abandonment costs	(3,641)	(3,575)	(5,904)	(6,981)	(9,392)	(3,268)	(5,047)	(1,313)	(270)	(39,391)
Future net inflow before income tax	1,850	4,083	17,462	18,616	14,966	14,388	3,718	1,541	1,887	78,511
Future income tax	(237)	(1,308)	(9,253)	(5,941)	(4,525)	(2,596)	(953)	(298)	(341)	(25,452)
Future net cash flows	1,613	2,775	8,209	12,675	10,441	11,792	2,765	1,243	1,546	53,059
10% discount factor	(241)	(365)	(4,060)	(8,055)	(4,594)	(6,536)	(1,266)	(501)	(724)	(26,342)
Standardized measure of discounted future net cash flows	1,372	2,410	4,149	4,620	5,847	5,256	1,499	742	822	26,717
Equity-accounted entities
Future cash inflows			259		2,429		33	16,430		19,151
Future production costs			(143)		(974)		(20)	(4,614)		(5,751)
Future development and abandonment costs			(1)		(64)			(1,186)		(1,251)
Future net inflow before income tax			115		1,391		13	10,630		12,149
Future income tax			(21)		(115)		(4)	(3,667)		(3,807)
Future net cash flows			94		1,276		9	6,963		8,342
10% discount factor			(46)		(734)			(4,441)		(5,221)
Standardized measure of discounted future net cash flows			48		542		9	2,522		3,121
Total consolidated subsidiaries and equity-accounted entities	1,372	2,410	4,197	4,620	6,389	5,256	1,508	3,264	822	29,838

Changes in standardized measure of discounted future net cash flows
Changes in standardized measure of discounted future net cash flows for the years ended December 31, 2018, 2017 and 2016, are as follows:
(€ million)
	Consolidated subsidiaries	Equity- accounted entities	Total
2018
Standardized measure of discounted future net cash flows at December 31, 2017	36,993	2,633	39,626
Increase (Decrease):
- sales, net of production costs	(19,793)	(445)	(20,238)
- net changes in sales and transfer prices, net of production costs	27,970	671	28,641
- extensions, discoveries and improved recovery, net of future production and development costs	1,649		1,649
- changes in estimated future development and abandonment costs	(2,525)	216	(2,309)
- development costs incurred during the period that reduced future development costs	6,468	14	6,482
- revisions of quantity estimates	10,487	(803)	9,684
- accretion of discount	5,670	384	6,054
- net change in income taxes	(16,566)	193	(16,373)
- purchase of reserves in-place	5,369	6,700	12,069
- sale of reserves in-place	(8,363)		(8,363)
- changes in production rates (timing) and other	5,052	(4,322)	730
Net increase (decrease)	15,418	2,608	18,026
Standardized measure of discounted future net cash flows at December 31, 2018	52,411	5,241	57,652

2017
Standardized measure of discounted future net cash flows at December 31, 2016	26,717	3,121	29,838
Increase (Decrease):
- sales, net of production costs	(14,125)	(432)	(14,557)
- net changes in sales and transfer prices, net of production costs	23,940	1,482	25,422
- extensions, discoveries and improved recovery, net of future production and development costs	1,697		1,697
- changes in estimated future development and abandonment costs	(2,817)	495	(2,322)
- development costs incurred during the period that reduced future development costs	7,203	45	7,248
- revisions of quantity estimates	5,269	(2,285)	2,984
- accretion of discount	3,864	438	4,302
- net change in income taxes	(6,498)	238	(6,260)
- purchase of reserves in-place	10		10
- sale of reserves in-place	(2,995)		(2,995)
- changes in production rates (timing) and other	(5,272)	(469)	(5,741)
Net increase (decrease)	10,276	(488)	9,788
Standardized measure of discounted future net cash flows at December 31, 2017	36,993	2,633	39,626

2016
Standardized measure of discounted future net cash flows at December 31, 2015	34,469	3,321	37,790
Increase (Decrease):
- sales, net of production costs	(11,222)	(347)	(11,569)
- net changes in sales and transfer prices, net of production costs	(24,727)	(1,586)	(26,313)
- extensions, discoveries and improved recovery, net of future production and development costs	4,563		4,563
- changes in estimated future development and abandonment costs	(2,357)	650	(1,707)
- development costs incurred during the period that reduced future development costs	7,578	151	7,729
- revisions of quantity estimates	2,840	(131)	2,709
- accretion of discount	5,705	514	6,219
- net change in income taxes	9,200	386	9,586
- purchase of reserves in-place
- sale of reserves in-place
- changes in production rates (timing) and other	668	163	831
Net increase (decrease)	(7,752)	(200)	(7,952)
Standardized measure of discounted future net cash flows at December 31, 2016	26,717	3,121	29,838

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: April 5, 2019
Eni SpA
/s/ MASSIMO MONDAZZI

Massimo Mondazzi
Title: Chief Financial Officer